Form 20-F
period 2001-12-31
ALCATEL
filed 2002-03-29
CIK 886125

As filed with the Securities and Exchange Commission on March 29, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

Commission file number: 1-11130

ALCATEL

(Exact name of Registrant as specified in its charter)

Republic of France

(Jurisdiction of incorporation or organization)

54, rue La Boétie

75008 Paris, France
(Address of principal executive offices)

     Securities registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

Class A American Depositary Shares, each representing one Class A share	New York Stock Exchange
Class A shares, nominal value € 2 per share*	New York Stock Exchange

      Securities registered pursuant to Section 12(g) of the Act:

Name of each exchange
Title of each class	on which registered

Class O American Depositary Shares, each representing one Class O share	NASDAQ National Market
Class O shares, nominal value € 2 per share*

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

      The number of outstanding shares of the issuer’s classes of capital or common stock as of December 31, 2001 was as follows: 1,139,218,457 Class A shares, nominal value € 2 per share and 18,924,581 Class O shares, nominal value € 2 per share.

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑       No  ☐

      Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐       Item 18  ☑

FORWARD-LOOKING INFORMATION

      This Form 20-F contains certain forward-looking statements and information related to Alcatel that are based on beliefs, assumptions and information currently available to us, our consolidated subsidiaries and management. These forward-looking statements involve a number of risks and uncertainties. When used in this Form 20-F, the words “believe”, “expect”, “may”, “will”, “should”, “plan”, “anticipate”, “intend”, “project” or similar expressions as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by our forward-looking statements. These factors include general economic and business conditions, business conditions affecting our particular business segments, our ability to attract and retain our customer base, fluctuations in interest rates and foreign currency rates, technological changes and competition. Should one or more of these risks or uncertainties materialize, or should our assumptions prove incorrect, our actual results may vary materially from the forward-looking statements and information contained in this Form 20-F. We do not intend, and do not assume any obligation, to update these forward-looking statements.

      As used in this Form 20-F, unless the context otherwise indicates, the terms “we”, “us”, “our” or similar expressions, as well as references to Alcatel, mean Alcatel and its consolidated subsidiaries.

i

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.	Offer Statistics and Expected Timetable

      Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

Alcatel Selected Consolidated Financial Data

      The following table represents selected consolidated financial data for Alcatel for the five-year period ended December 31, 2001, which have been derived from the audited consolidated financial statements of Alcatel. Since January 1, 1999, Alcatel’s consolidated financial statements have been denominated in euro. For periods prior to January 1, 1999, Alcatel’s consolidated financial statements have been prepared in French francs and translated into euro at the fixed exchange rate of € 1.00 = FF 6.55957. Although these statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies originally reported in a currency other than the French franc and subsequently restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of our financial statements and those of another company as translated into euro. The selected consolidated financial data is qualified by reference to, and should be read in conjunction with, Alcatel’s consolidated financial statements and the notes to those statements and Item 5 — “Alcatel’s Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

      French GAAP differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and French GAAP as they relate to Alcatel’s consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity, please refer to Notes 36 through 40 to Alcatel’s consolidated financial statements.

      In October 2000, we effected the initial issuance of our Class O shares in connection with our Optronics division. The dividends paid to holders of the Class O shares are based on the separate performance of the Optronics division. The consolidated financial statements of Alcatel include the financial position, results of operations and cash flows of the Optronics division. Alcatel also prepares separate combined financial statements for the Optronics division that are included elsewhere in this annual report. Also, please refer to Item 5 — “Optronics Division’s Operating and Financial Review and Prospects,” included elsewhere in this annual report.

      Although not reflected in the table below, financial data for 1997 through 2000 have been restated to reflect the changes in business segments in 2000, the change in presentation for pension accounting and the adoption of new French accounting principles in 1999 described in Item 5.

	For the year ended December 31,

	2001(1)	2001	2000	1999	1998	1997

	(in millions, except per share and ADS data)
Income Statement Data Amounts in accordance with French GAAP
Net sales:	$22,567	€25,353	€31,408	€23,023	€21,259	€28,335
Income (loss) from Operations	(321)	(361)	2,251	1,275	997	1,220
Restructuring costs	(1,891)	(2,124)	(143)	(380)	(406)	(186)
Amortization of goodwill	(1,721)	(1,933)	(576)	(471)	(424)	(356)
Other revenue (expense)(2)	(189)	(213)	623	925	2,207	302
Net income (loss)	(4,418)	(4,963)	1,324	644	2,340	711
Earnings per Share — Class A:
Net income (loss) — Basic Class A Share(3)(4)	(3.85)	(4.33)	1.25	0.70	2.77	0.91
Net income (loss) — Diluted Class A Share(4)(5)	(3.85)	(4.33)	1.20	0.69	2.63	0.89
Dividends per Class A Share(4)(6)	0.14	0.16	0.48	0.44	0.40	0.35
Dividends per Class A ADS(6)(7)	0.14	0.16	0.48	0.44	0.40	0.35
Earnings per Share — Class O(10) :
Net income (loss) per Basic Class O Share(3)	(1.31)	(1.47)	0.14	—	—	—
Net income (loss) per Diluted Class O Share(5)	(1.31)	(1.47)	0.14	—	—	—
Dividends per Class O Share(6)	0.09	0.10	0.10	—	—	—
Dividends per Class O ADS(6)	0.09	0.10	0.10	—	—	—
Amounts in accordance with U.S. GAAP (8):
Net sales	22,811	25,627	31,382	23,152	21,259	28,335
Net income (loss)	(4,394)	(4,937)	(481)	449	1,179	446
Basic earnings per Class A Share:
Income (loss) before extraordinary items and cumulative effect of accounting change(4)	(3.65)	(4.10)	(0.46)	0.49	1.39	0.57
Net income (loss)(4)	(3.84)	(4.32)	(0.46)	0.49	1.39	0.57
Diluted earnings per Class A Share(5) :
Income (loss) before extraordinary items and cumulative effect of accounting change(4)	(3.65)	(4.10)	(0.46)	0.48	1.37	0.56
Net income (loss)(4)	(3.84)	(4.32)	(0.46)	0.48	1.37	0.56
Basic earnings per Class O Share(10) :				—	—	—
Income (loss) before extraordinary items	(0.80)	(0.90)	(0.10)	—	—	—
Net income (loss)	(0.80)	(0.90)	(0.10)	—	—	—
Diluted earnings per Class O Share (5)(10):
Income (loss) before extraordinary items	(0.80)	(0.90)	(0.10)	—	—	—
Net income (loss)	(0.80)	(0.90)	(0.10)	—	—	—

	For the year ended December 31,

	2001(1)		2001		2000	1999	1998	1997

	(in millions, except per share and ADS data)
Basic earnings per Class A ADS(7) :
Income (loss) before extraordinary items and cumulative effect of accounting change	(3.65)		(4.10)		(0.46)	0.49	1.39	0.57
Net income (loss)	(3.84)		(4.32)		(0.46)	0.49	1.39	0.57
Diluted earnings per Class A ADS(7) :
Income (loss) before extraordinary items and cumulative effect of accounting change	(3.65)		(4.10)		(0.46)	0.48	1.37	0.56
Net income (loss)	(3.84)		(4.32)		(0.46)	0.48	1.37	0.56
Basic earnings per Class O ADS(7)(10) :
Income (loss) before extraordinary items	(0.80)		(0.90)		(0.10)	—	—	—
Net income (loss)	(0.80)		(0.90)		(0.10)	—	—	—
Diluted earnings per Class O ADS (7)(10):
Income (loss) before extraordinary items	(0.80)		(0.90)		(0.10)	—	—	—
Net income (loss)	(0.80)		(0.90)		(0.10)	—	—	—
Balance Sheet Data Amounts in accordance with French GAAP:
Total assets	$32,532		€36,549		€42,978	€34,206	€29,640	€38,382
Short-term investments and cash and cash equivalents	4,462		5,013		3,060	3,595	3,813	4,241
Short-term debt	1,599		1,796		1,813	2,367	1,787	2,714
Long-term debt	5,233		5,879		5,577	3,478	2,318	3,341
Shareholders’ equity after appropriation	8,572	(11)	9,630	(11)	14,361	11,532	9,913	6,701
Minority interests	195		219		435	463	438	271
Amounts in accordance with U.S. GAAP (8):
Shareholders’ equity after appropriation	18,503	(11)	20,788	(11)	26,140	15,767	14,514	8,448
Total assets(9)	43,656		49,046		54,323	38,176	34,272	40,637
Long-term financial debt	5,520		6,202		5,577	3,478	2,325	3,366

(1)	Translated solely for convenience into dollars at the noon buying rate of $ 0.8901 per € 1.00 on December 31, 2001.

(2)	Other revenue (expense) includes net capital gains on disposal of assets and certain non-recurring expenses.

(3)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries at December 31, without adjustment for any share equivalent, as follows: Class A: 1,139,218,457 in 2001, 1,060,584,401 in 2000, 922,660,435 in 1999, 845,712,210 in 1998 and 784,689,760 in 1997. Class O: 18,924,581 in 2001 and 16,500,000 in 2000.

(4)	For purposes of calculating per share amounts, the number of Class A shares has been adjusted to reflect the 5 for 1 stock split approved by our shareholders on May 16, 2000 and which became effective on May 22, 2000.

(5)	Diluted earnings per share take into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our subsidiaries. Net income is adjusted for after-tax interest expense related to convertible bonds that Alcatel or its subsidiaries have issued. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

French GAAP: Class A: 1,139,218,457 in 2001, 1,101,896,388 in 2000, 935,209,590 in 1999, 890,943,720 in 1998 and 857,469,695 in 1997. Class O: 18,924,581 in 2001 and 16,500,000 in 2000.

U.S. GAAP: Class A: 1,139,218,457 in 2001, 1,101,896,388 in 2000, 935,209,590 in 1999, 867,943,115 in 1998 and 796,220,440 in 1997. Class O: 18,924,581 in 2001 and 16,500,000 in 2000.

(6)	Year to which dividend relates. Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate.

(7)	Alcatel first issued Class A shares represented by Class A ADSs in 1990. Alcatel first issued Class O shares represented by Class O ADSs in October 2000.

(8)	For information concerning the differences between French GAAP and U.S. GAAP, please see notes 36 through 40 to Alcatel’s consolidated financial statements included elsewhere in this document.

(9)	Advance payments received from customers are not deducted from the amount of total assets. See note 36(f) to Alcatel’s consolidated financial statements included elsewhere in this document.

(10)	In 2000, net income was taken into account from October 20, 2000, the initial issuance date of the Class O shares.

(11)	The 2001 dividend has not yet been approved by our shareholders.

Optronics Division Selected Combined Financial Data

      The following table presents selected combined financial data for Alcatel’s Optronics division for the five-year period ended December 31, 2001. For periods prior to January 1, 1999, the Optronics division’s combined financial statements were prepared in French francs and have been translated into euro at the fixed exchange rate of € 1.00 = FF 6.55957. Although these statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies originally reported in a currency other than the French franc and subsequently restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of our financial statements and those of another company as translated into euro.

      The selected combined financial data is qualified by reference to, and should be read in conjunction with, the division’s combined financial statements and notes to those statements and Item 5 — “Optronics Division’s Operating and Financial Review and Prospects” as well as the financial information for Alcatel, including Item 5 — “Alcatel’s Operating and Financial Review and Prospects,” each appearing elsewhere in this annual report. The data have been derived from the audited combined financial statements of the division. For a discussion of significant differences between French GAAP and U.S. GAAP as they relate to the division’s combined financial statements and a reconciliation to U.S. GAAP of net income and net worth of the division, please refer to Notes 21 and 22 to the division’s combined financial statements.

	Year ended December 31,

	2001(1)	2001	2000	1999	1998	1997

	(in millions)
Income Statement Data:
Amounts in accordance with French GAAP
Net sales	$418.7	€470.4	€432.3	€177.1	€164.1	€97.4
Income (loss) from operations	(52.2)	(58.6)	95.1	24.6	23.3	0.7
Restructuring costs	(6.7)	(7.5)	—	—	2.7	1.1
Other revenue (expense)	(19.1)	(21.5)	0.1	(0.9)	(0.1)	—
Amortization of goodwill	(68.7)	(77.2)	(2.9)	—	—	—
Net income (loss)	(128.4)	(144.3)	37.5	16.1	24.7	4.3
Amounts in accordance with U.S. GAAP
Net income (loss)	(79.3)	(89.1)	31.3	16.4	24.2	2.7

	As of December 31,

	2001(1)	2001	2000	1999	1998	1997

	(in millions)
Balance Sheet Data:
Amounts in accordance with French GAAP
Property, plant and equipment, net	$234.0	€262.9	€107.6	€34.7	€27.8	€20.4
Cash and cash equivalents	18.6	20.9	49.2	4.3	7.8	3.0
Total net worth of the division(2)	202.7	227.7	330.3	56.7	53.1	39.4
Total financial debt	182.4	204.9	36.1	4.7	5.7	4.3
Amounts in accordance with U.S. GAAP
Total net worth of the division(2)	345.7	388.4	339.8	55.8	53.6	39.3

(1)	Translated solely for convenience into dollars at the noon buying rate of $ 0.8901 per € 1.00 on December 31, 2001.

(2)	This amount is presented after appropriation. The Optronics division expects to pay a € 2.9 million dividend to Alcatel relating to the division’s 2001 results and such dividend will be paid after Alcatel’s shareholders approve its annual dividend at a shareholders’ meeting scheduled on April 18, 2002. Total net worth of the Optronics division is based on (i) for 1997 through 1999, the historical capital and debt structure of Alcatel Optronics France and, for the U.S. divisions that became part of the Optronics division, the notional amount for which any cash transaction was recorded as an increase or reduction of funds allocated by Alcatel and (ii) since 2000, the current capital structure and financial position of each of Alcatel Optronics France, Alcatel Optronics USA, Alcatel Optronics Canada and Alcatel Optronics UK. See Note 1.1 to the Optronics division’s combined financial statements.

Exchange Rate Information

      The table below shows the average French franc/U.S. dollar exchange rates for 1997 and 1998 based on the noon buying rate expressed in French francs per $1.00 and the average euro/U.S. dollar exchange rate for 1999 through 2001 based on the noon buying rate expressed in euro per $1.00. As used in this document, the term “noon buying rate” refers to the rate of exchange for either the French Franc or euro, expressed in U.S. dollars per French Franc or euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

Year	Average rate(1)

Euro/U.S. Dollar(2)
2001	€ 1.12
2000	1.09
1999	0.94
French Franc/U.S. Dollar
1998	FF 5.90
1997	5.85

(1)	The average of the noon buying rate for French franc or euro, as the case may be, on the last business day of each month during the year.

(2)	Originally published as U.S. dollar/euro.

     The table below shows the high and low euro/U.S. dollar exchange rates for the previous six months based on the noon buying rate expressed in euro per $1.00.

Period	High	Low

Euro/U.S. Dollar(1)
September 2001	€1.13	€1.07
October 2001	1.12	1.09
November 2001	1.14	1.06
December 2001	1.14	1.11
January 2002	1.16	1.11
February 2002	1.16	1.14

(1)	Originally published as U.S. dollar/euro.

     On March 26, 2002, the noon buying rate was $ 0.8767 per € 1.00.

RISK FACTORS

Risks Relating to Alcatel’s Operations

      Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described all the risks that we consider material but the risks described below are not the only ones we face. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

Weakness in the telecommunications market could have a material adverse effect on our business, operating results and financial condition, and cause us to continue to incur net losses in the future.

      Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the telecommunications industry. In recent quarters, our operating results have been adversely affected as a result of unfavorable economic conditions and reduced capital spending by service providers and operators, including our customers in the United States and Europe. If the economic conditions in the United States and globally do not improve, or if the global economic downturn continues, we may continue to experience material adverse effects on our business, operating results and financial condition. In particular, if demand from telecommunications service providers and operators, which depends upon the extent of existing unused capacity and the growth rate in voice and data traffic levels, including growth in Internet and e-commerce generated traffic, does not increase from current levels, the market for our products may decline or fail to develop. This would result in reduced sales and the carrying of excess inventory. Therefore, we may continue to incur net losses in the future.

      If our telecommunications business fails to keep pace with rapid change in technology, our business prospects, financial condition and operating results could suffer.

      Technology in the telecommunications industry continues to advance at a rapid pace, particularly in the field of data processing and transmission, which requires the timely introduction of new products and technologies. Failure to introduce or develop new products and technologies, or failure to respond to changes in market demand, may harm our business prospects, financial condition and operating results.

      If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in reduced revenues, reduced margins, reduced levels of profitability and loss of market share.

      The telecommunications industry in which we sell our products is highly competitive and we face intense competition from established competitors. Some of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources and expertise and longer standing customer relationships than we have.

      Gross margins may be adversely affected by increased price competition, excess capacity, higher material or labor costs, obsolescence charges, loss of cost savings on future inventory purchases as a result of high inventory levels, introductions of new products, increased levels of customer services, changes in distribution channels, and changes in product and geographic mix. Lower than expected gross margins could have a material adverse effect on our business, results of operations and financial condition.

      Our restructuring plan may not achieve its target and may require refinement based on the changing market environment.

      In response to changes in the telecommunications industry and general economic conditions, we have restructured, and continue to restructure, our activities to more strategically realign our resources. Our restructuring plan is based on certain assumptions regarding the cost structure of our business, the nature and severity of the continuing downturn in the telecommunications industry and our expected revenue rate that may not prove accurate. The plan has involved the implementation of a number of initiatives to streamline our business, reduce our fixed assets and improve our balance sheet through the reduction in net debt and inventory levels, the write-off of tangible and intangible assets, the exit from certain businesses, the sale of manufacturing plants, the reduction in the number of employees, the implementation of our outsourcing programs for manufacturing and the refocusing of our research and development efforts in growth products. We can provide no assurance that we will not be required to refine, expand or extend our restructuring plan or that our income from operations will turn positive as a result of the plan.

      We can provide no assurance that the costs actually incurred in connection with the restructuring plan will not be higher than the amount that we have estimated. Current and additional restructuring actions may result in further cash and/or non-cash charges that could have a material adverse effect on our business, operating results and financial condition. In addition, reductions in our assets, employees and businesses may negatively impact our efforts to enhance our existing products and keep pace with technological advances in our field. Therefore, our restructuring plan may reduce our ability to benefit from a potential future recovery in the telecommunications industry.

      Our business is capital intensive and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

      Our working capital requirements and cash flows historically have been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•	the level of sales;

•	the collection of receivables;

•	the timing and size of capital expenditures; and

•	customer financing obligations.

      In order to finance our business, we have incurred, or have entered into credit facilities allowing for the drawdown of, significant levels of debt. In the future, we may need to secure additional sources of funding if our existing facilities and borrowings are insufficient to finance our business. We can provide no assurance that such funding will be available on terms satisfactory to us. High debt levels would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness may leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures, which could have a material adverse effect on our business.

      On February 13, 2002, Standard & Poor’s lowered its short-term corporate credit rating relating to us from A-2 to A-3. On February 18, 2002, Moody’s lowered its senior debt ratings relating to us from Baa1 to Baa2. As a result, commercial paper may become less readily available to us. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and reduction in access to the capital markets. We can provide no assurances that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies.

Credit risks could increase if the financial condition of customers declines.

      A substantial portion of our sales are made to telecommunications customers. These customers have increasingly required their suppliers to provide extended payment terms, direct loans or guarantees to third-party financing sources as a condition to obtaining or bidding on infrastructure projects. This trend has recently accelerated as a large portion of the telecommunications industry suffers from high debt levels, low equity prices and substantial competition. As a result, we have increasingly provided or arranged such financing for customers. As of December 31, 2001, net of reserves, we had provided customer financing of approximately € 1,634 million, and we had outstanding commitments to provide further direct loans or guarantees for approximately € 1,182 million. We continually monitor and manage the credit we extended to our customers and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing. We expect to continue to provide or commit to financing where appropriate for our business. As a result, our business could be adversely affected in the event that the financial condition of our customers erodes.

      Recently, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction or have been experiencing financial difficulties. Upon the financial failure of a customer, we have experienced, and in the future may experience, losses on credit extended and loans made to such customer or guarantees provided on behalf of such customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. We review the levels of our customer financing reserves on a regular basis. In addition to being increasingly selective in providing customer financing, we have various programs in place to monitor and mitigate customer credit risk, including a prior approval process by our Risk Assessment Committee, performance milestones, other conditions of funding, and active customer financing portfolio reviews. Our management is focused on the strategic use of our limited customer financing capacity, on revolving that capacity as quickly and efficiently as possible, and on managing the absolute dollar amount of our customer financing obligations. However, we can provide no assurance that such measures will reduce our exposure to customers’ credit risk. While we believe that our allowances for credit losses are adequate, we cannot assure investors that such allowances will cover actual losses. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating and level of available credit, and our ability to sell off commitments and draw down borrowings on acceptable terms.

      If we lose our key personnel or if we are unable to continue to attract qualified personnel, our business, financial condition and operating results may be harmed.

      Our future business, financial condition and operating results depend, in part, on our ability to attract and retain certain key personnel. In particular, our research and development efforts depend on hiring and retaining qualified engineers and scientists, competition for whom is extremely intense, and we expect to continue to experience difficulty in identifying and hiring such qualified technical personnel in many areas of our business.

      Our business and results of operations will be harmed if we are unable to protect our intellectual property rights from challenges or unauthorized third party use or if we become involved in litigation.

      Like other companies operating in the telecommunications industry, we experience frequent litigation regarding patent and other intellectual property rights. Third parties have asserted, and in the future may assert, claims against us alleging that we infringe their intellectual property rights. Defending these claims may be expensive and divert the efforts of our management and technical personnel. If we do not succeed in defending these claims, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. In addition, third parties may attempt to appropriate the confidential information and proprietary technologies and processes used in our business, which we may be unable to prevent.

      Our business and results of operations will be harmed if we are unable to acquire licenses for third party technologies on reasonable terms.

      We remain dependent in part on third party license agreements which enable us to use third party technology to develop or produce our products. However, we cannot be certain that any such licenses will be available to us on commercially reasonably terms, if at all.

      Our sales are made to a relatively limited number of large customers. The loss of one of these customers or our inability to obtain new customers would result in lower sales.

      Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our sales from telecommunications products and we expect that, for the foreseeable future, this will continue to be the case. In addition, even if we are successful in attracting new customers, new market entrants may not have access to sufficient financing to purchase our products and equipment. In particular, due to current market conditions, investors are increasingly unwilling to provide financing to start-up businesses in the telecommunications sector. We cannot assure you that current customers will continue to place orders or that we will obtain new orders from new customers.

      Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.

      Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and, to a lesser extent, the British pound. Because our financial statements are denominated in euro, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could have a material impact on our reported results. We also experience other market risks, including changes in interest rates, in prices of marketable equity securities that we own. We use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our business, financial condition and operating results may be harmed.

      Because of our significant international operations, we are exposed to a variety of risks, many of which are beyond our control, that could adversely affect our business.

      Our international operations are subject to a variety of potential risks arising out of the economy, the political outlook, the ability to enforce intellectual property rights, the language and certain cultural barriers in countries where we have operations.

Additional Risks Relating to the Optronics Division

      The following risk factors concerning the Optronics division are in addition to the foregoing risk factors, which also apply to the Optronics division.

The Optronics division has chosen to concentrate its research and development efforts on a limited number of key industry standards and technologies.

      The Optronics division has concentrated its research and development efforts on a limited number of technologies that it believes have the best growth prospects. The division may be unable to develop commercially viable products using these technologies. In addition, these technologies may not become generally accepted.

Because the Optronics division relies substantially on internal sales and has a limited number of external customers, its revenues would be adversely affected if internal sales decreased and the division could not increase external sales.

      As a division of Alcatel, historically the Optronics division has made most of its sales to companies or divisions within Alcatel. Although the division intends to increase its external sales, it will continue to depend on Alcatel for a substantial portion of its revenues.

      Outside Alcatel, the Optronics division relies on a relatively small number of major customers. Consolidation among these customers could harm the revenues of the division. In addition, the division may have difficulty establishing relationships with potential customers who compete with us in other fields. Given the concentration of the market for opto-electronics products, even if the division is successful in its efforts to increase its sales outside Alcatel, it will continue to rely on a relatively small number of major customers.

The vigorous competition in the opto-electronics industry has led to the continued erosion of sales prices, and the failure to develop new products that are less susceptible to price competition will adversely affect the division’s margins.

      Competition in the opto-electronics components industry has contributed to substantial price-driven competition. As a result, sales prices for specific products have tended to decrease over time at varying rates, in some instances significantly. Price pressure is exacerbated by the rapid emergence of new technologies and the evolution of technical standards, which can greatly diminish the value of products relying on older technologies and standards.

The Optronics division may experience supply constraints due to its reliance on a limited number of suppliers.

      Most of the raw materials and components used by the Optronics division are available from a limited number of suppliers. Although the division’s policy is to “qualify” at least two suppliers for each raw material used, this may not always be possible or efficient. To the extent that the division has a sole supplier or only a small number of suppliers for any specific raw material, it will be vulnerable to supply problems, which are likely to harm its profit margins. The division typically enters into short-term contracts with its suppliers. There is a risk that suppliers may not renew these contracts, some of which expire over the near term.

The Optronics division’s capacity to produce optical chips is concentrated in a single facility, the loss of which would harm the division’s ability to deliver products and maintain sales volumes.

      The Optronics division has only one facility located in Nozay, France for the production of optical chips which are the key components in many of its optical products. The loss or interruption of this facility’s production for any reason would impair the division’s ability to continue the production of its key laser products and consequently to maintain sales levels. Any sustained interruption of production could lead to loss of customers and decreases in net sales.

Risks Relating to Ownership of our Class A and Class O ADSs

The trading price of our Class A and Class O ADSs and dividends paid on our Class A and Class O ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euro into U.S. dollars.

      Fluctuations in the exchange rate for converting euro into U.S. dollars may affect the value of our Class A and Class O ADSs. Specifically, if the relative value of the euro to U.S. dollar declines, each of the following values will also decline:

•	the U.S. dollar equivalent of the euro trading price of our Class A and Class O shares in France, which may consequently cause the trading price of our Class A and Class O ADSs in the United States to decline;

•	the U.S. dollar equivalent of the proceeds that a holder of our Class A or Class O ADSs who converted such ADSs into our Class A or Class O shares, as the case may be, would receive upon the sale in France of any such Class A or Class O shares; and

•	the U.S. dollar equivalent of cash dividends paid in euro on our Class A and Class O shares represented by our Class A and Class O ADSs.

If a holder of our Class A or Class O ADSs fails to comply with the legal notification requirements upon reaching certain ownership thresholds under French law or our governing documents, he could be deprived of some or all of his voting rights and be subject to a fine.

      French law and our governing documents require any person who owns our outstanding shares or voting rights in excess of certain amounts specified in the law or our governing documents to file a report with us upon crossing such threshold percentage and, in certain circumstances, with the French stock exchange regulator (Conseil des Marchés Financiers). If any shareholder fails to comply with the notification requirements:

•	the shares or voting rights in excess of the relevant notification threshold may be deprived of voting power on the demand of any shareholder;

•	all or part of the shareholder’s voting rights may be suspended for up to five years by the relevant French commercial court; and

•	the shareholder may be subject to a fine.

Holders of our Class A or Class O ADSs will have limited recourse if we or the depositary fail to meet obligations under the deposit agreement between us and the depositary.

      The deposit agreement expressly limits our obligations and liability and the obligations and liability of the depositary. Neither we nor the depositary will be liable if the depositary:

•	is prevented or hindered in performing any obligation by circumstances beyond our control;

•	exercises or fails to exercise discretion under the deposit agreement;

•	performs its obligations without negligence or bad faith;

•	takes any action based upon advice from legal counsel, accountants, any person presenting our Class A or Class O shares for deposit, any holder or any other qualified person; or

•	relies on any documents it believes in good faith to be genuine and properly executed.

This means that there could be instances where you would not be able to recover losses that you may have suffered by reason of our actions or inactions or the actions or inactions of the depositary pursuant to the deposit agreement. In addition, the depositary has no obligation to participate in any action, suit or other proceeding in respect of our Class A or Class O ADSs unless we provide the depositary with indemnification that it determines to be satisfactory.

We are subject to different corporate disclosure standards which may limit the information available to holders of our Class A or Class O ADSs.

      As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Securities Exchange Act of 1934, as amended, relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

Judgments of U.S. courts may not be enforceable against us.

      Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts. As a result, shareholders who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.

Pre-emptive rights may not be available for U.S. persons.

      Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our Class A or Class O ADSs or shares may not be able to exercise pre-emptive rights for their shares unless a registration statement under the Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our Class A and Class O ADSs or shares will be unable to exercise their pre-emptive rights.

Item 4.      Information on the Company

History and Development of Alcatel

General

      We are a leading provider of advanced telecommunications, Internet, networking and optics products and services, integrating communications onto a single broadband network and creating end-to-end networks that help people communicate in smarter ways. With approximately 99,000 employees located in 130 countries, and net sales of € 25.4 billion in 2001, we were ranked number one worldwide in sales of terrestrial and submarine optical transmission systems and in DSL in terms of lines shipped according to market studies by research and consulting firms specializing in the telecommunications industry, and we were one of the leaders in terms of sales in all of our primary business segments: high-speed Internet access, terrestrial and submarine optical networks and intelligent networking. Our customers are telecommunications operators and Internet service providers as well as businesses and consumers.

      Alcatel is a French société anonyme, established in 1898 as a publicly owned company under the name “Compagnie Générale d’Electricité — CGE.” Alcatel was nationalized by the French state in 1982 and privatized in May 1987. On January 1, 1991, we changed our official name to “Alcatel Alsthom Compagnie Générale d’Electricité” or “Alcatel Alsthom.” On September 1, 1998, we changed our official name to Alcatel. Alcatel’s corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code and decree No. 67-236 of March 23, 1967.

      Our registered office and principal place of business is 54, rue la Boétie, 75008 Paris, France, our telephone number is 33 (1) 40.76.10.10 and our website’s address is www.alcatel.com. The contents of our website are not incorporated into this annual report. The address for Mr. George Brunt, our authorized representative in the United States, is Alcatel USA, Inc., 1000 Coit Road, Plano, Texas 75075.

      Our total capital expenditures were approximately € 1.7 billion for the year ended December 31, 2001, compared to € 1.8 billion in 2000 and € 1.2 billion in 1999. Our capital expenditures are incurred in the ordinary course of our business and operations, and are generally funded out of cash flow from operations. Further details applicable to capital expenditures and funding sources are detailed in “Alcatel Liquidity and Capital Resources” in Item 5 — “Alcatel’s Operating and Financial Review and Prospects.”

Overview

      The global economic slowdown and the deterioration of the telecommunications and information infrastructure sectors had a material impact on our results of operations for 2001. However, we responded by undertaking substantial restructuring efforts and significant actions. Our restructuring plan in 2001 involved the implementation of a number of initiatives to streamline our business and reduce fixed costs, through the exit from certain businesses, the sale of manufacturing plants, a workforce reduction, the implementation of outsourced manufacturing and the refocusing of our research and development efforts in growth products. We also improved our balance sheet by reducing net inventories, work-in-progress and accounts receivable, writing off goodwill for several acquisitions in North America and reducing our net financial debt.

      The actions taken in 2001 are even more critical as we expect 2002 to remain challenging. We continue to work at both increasing the flexibility of our operations and reducing our expenses below the € 5 billion quarterly breakeven point that we anticipate to reach during 2002. However, if global economic and telecommunications market conditions do not improve or deteriorate further, we may not achieve our target or have positive income from operations in 2002, and we may experience continued material adverse effects on our business, operating results and financial condition.

Recent Events

      Acquisition of Astral Point Communications. On January 22, 2002, we announced that we entered into a merger agreement to acquire Astral Point Communications, Inc., a privately-held U.S. company that focuses on next-generation synchronous optical network (SONET) metropolitan optical systems. The acquisition of Astral Point will allow Alcatel to expand its SONET product offerings for use in metropolitan optical networks. Under the terms of the agreement, Class A ADSs representing 9 million Class A shares, will be exchanged for the outstanding stock, options and warrants of Astral Point.

      Sale of European factories. On January 22, 2002, we announced that Sanmina-SCI Corporation, a leading electronics contract manufacturer, agreed to purchase our manufacturing facilities in Cherbourg, France; Gunzenhausen, Germany; and Toledo, Spain. The transaction is expected to close by summer 2002 and is subject to approval from various regulatory bodies in the United States and Europe, and appropriate consultation with worker councils for each of these locations. These facilities comprise nearly 100,000 square meters (1 million square feet) and employ approximately 1,500 employees, who will become Sanmina-SCI employees.

      Cooperation agreement. On February 14, 2002, STMicroelectronics (ST) and we announced a cooperation agreement for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. Under the terms of the agreement, we will transfer to ST our team of mobile phone integrated circuit designers and ST will receive access to the know-how and intellectual property related to GSM/GPRS chipsets. The chipsets developed through this cooperation agreement will be available for sale by ST to third parties. This arrangement also includes a multi-year agreement with ST to supply us with 2.5G chipsets.

      Transfer of French factory. On March 7, 2002, we announced the signing of a memorandum of understanding with Jabil Circuit to outsource the European manufacturing of our private branch exchange (PBX) and internet protocol (IP)-based PBX corporate telephone systems to Jabil Circuit. The agreement, subject to approval from various regulatory bodies and appropriate consultation with worker councils, will transfer our Brest, France manufacturing facility to Jabil and Jabil will continue to manufacture our PBX products. Seven hundred of our employees will be transferred to Jabil Circuit upon the closing of the transaction, which is expected to occur by the end of April 2002.

Highlights of transactions during 2001

     Acquisitions

      Acquisition of interest in Alcatel Space. In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales for € 795 million, paid half in cash and half in Thales shares that we owned. As a result of this transaction, Alcatel Space became our wholly owned subsidiary and our interest in Thales decreased from 25.29% to 20.03%. Currently, we own a 15.83% interest in Thales.

      Kymata. In September 2001, Alcatel acquired Kymata Ltd. (now known as Alcatel Optronics UK), a U.K. company involved in planar technology for high-end passive optical components. In a stock-for-stock transaction, we acquired all of the outstanding stock of Kymata for an aggregate of 9 million of our Class O shares and 2.2 million of our Class A shares.

      Alcatel Shanghai Bell. In October 2001, China’s Ministry of Information Industry and we entered into a binding memorandum of understanding to form Alcatel Shanghai Bell, which will integrate certain of our operations in China with Shanghai Bell. We will hold 50% plus one share in Alcatel Shanghai Bell and Chinese entities will own the remaining equity. We will reach our targeted percentage ownership through the acquisition of an 18.35% interest in the entity for an aggregate price of approximately U.S. $312 million. The establishment of Alcatel Shanghai Bell is subject to the final approval of China’s relevant authorities, which is expected to be obtained during the second quarter of 2002.

     Dispositions

      Nexans IPO. In June 2001, we consummated the initial public offering of Nexans, our energy cables business, selling 20,125,000 shares at € 27 per share. We currently own a 20% interest in Nexans.

      Sale of Neco. In December 2001, we entered into an agreement for the sale of Neco, our European e-Distribution division, to U.S.-based Platinum Equity, a venture capital group. The agreement also calls for Platinum Equity to arrange for our enterprise voice and data communications products to be distributed in the United States and to continue the distribution of such products in Europe. Neco has a team of 6,500 employees, serving 400,000 customers in 17 European countries. The transaction is subject to regulatory approvals and is not contingent upon outside financing.

      Production outsourcing/ Sales of facilities. In 2001, we sold the following manufacturing facilities: our GSM handset facility in Laval, France to Flextronics; our switching product facility in San Paolo, Brazil to Sanmina-SCI Corporation; our wireline access facility in Richardson, Texas to Sanmina and two of our battery facilities in Brazil and Korea. In addition, we sold our manufacturing capabilities for switching products at our Raleigh, North Carolina facility to Sanmina. We no longer manufacture GSM handsets.

      Sale of investments. During 2001, we sold a portion of our interests in Vivendi, Société Générale, Thales and Thomson multimedia and our remaining interests in Alstom and Areva (formerly Framatome) for an aggregate capital gain of € 1,574 million.

      Plant closures. During 2001, we closed or significantly reduced operations at three undersea cable production sites in the United States, Australia and the United Kingdom and one portable battery production site in Mexico.

Highlights of transactions during 2000

      Genesys Telecommunications Laboratories, Inc. In January 2000, we acquired Genesys Telecommunications Laboratories, Inc. in a stock-for-stock transaction valued at approximately € 1.43 billion. Genesys is a provider of infrastructure-independent contact center solutions for the enterprise, service provider, and e-business markets. Genesys was founded in 1990 and is based in San Francisco, California.

      Newbridge Networks Corporation. In May 2000, we acquired Newbridge Networks Corporation in a stock-for-stock transaction valued at approximately € 7.53 billion. Newbridge Networks designs, manufactures, markets and services wide area networking solutions for Internet service providers, local, long-distance, and wireless communications companies, cable television carriers, and enterprise customers in more than 100 countries. We changed the name of the company to Alcatel Networks Corporation after the closing. Newbridge was founded in 1986 and is based in Kanata, Canada.

      Evolium™ SAS. In September 2000, Fujitsu Limited and we finalized the creation of a joint venture named Evolium™ SAS to develop a UMTS solution and build on Fujitsu’s and our technological developments in the current and third generation mobile communications markets. We hold 66% of the joint venture’s equity and Fujitsu holds the remaining 34%. The joint venture will distribute its products through Fujitsu’s and our sales organizations.

      360networks. In November 2000, we purchased $ 700 million of 360networks inc. convertible preferred stock. In addition, we entered into an agreement with one of 360networks’ subsidiaries to construct the 360pacific fiber optic submarine cable system between North America and Asia. 360networks filed for bankruptcy protection and suspended funding for the 360pacific system in 2001. As a result of 360network’s bankruptcy, we wrote down this investment in 2001. See Item 5 — “Alcatel’s Operating and Financial Review and Prospects.”

Business Overview

      The simplified organizational chart below sets forth our four business segments reflected in our consolidated financial statements for 2001, and the principal business activities of each segment.

Space and
Carrier Networking	Optics	e-Business	Components

• Broadband Networking • Mobile Networks • Alcatel Microelectronics • Voice Networks • Multiservice Software Solutions • Alcatel Services	• Optronics • Terrestrial Networks • Submarine Networks • Optical Fibers • Wireless Transmission	• e-Business Networking • e-Business Applications • e-Distribution (Neco) • Mobile Phones	• Space • Batteries • Components

      For financial information by operating segment and geographic market, please refer to Note 4(a) to our consolidated financial statements and Item 5 — “Alcatel’s Operating and Financial Review and Prospects.”

Carrier Networking

      General. This segment provides end-to-end networking products, services and solutions to telecommunications service providers of fixed and mobile multimedia networks. We seek to provide a networking infrastructure that optimizes operational efficiencies and enables the rapid rollout by service providers of profitable services to end users. In 2001, the Carrier Networking group had net sales of € 11,478 million (including sales of € 151 million to our other business segments) accounting for 44.6% of our total net sales.

      Broadband Networking (BND). This division addresses the broadband data networks segment of the telecommunications service provider market. BND defines, develops and delivers end-to-end data products and services for broadband access (through digital subscriber line (DSL) and fiber to the user (FTTU)) and broadband switching/ routing (through asynchronous transfer mode (ATM), internet protocol (IP) and multiprotocol label switching (MPLS)), which services are complemented by a network and service management portfolio.

      In terms of broadband access, we are independently recognized as the world leader in DSL, having shipped more than 15 million asynchronous digital subscriber line (ADSL) lines since 1999, which has earned us approximately 42 percent of the global market in 2001. DSL solves the bandwidth problem associated with delivering high speed data over phone lines. When a computer receives information from the Internet over a phone line, the telephone company filters the information that it receives as digital data and converts it into analog for telephone lines requiring the computer’s modem to change the data back into digital form. A DSL transmission is digital, which eliminates the need for this conversion. With DSL, phone lines are able to carry more bandwidth for transmitting data. In addition, a single copper telephone wire using DSL can carry both data and voice signals simultaneously and can maintain a continuously connected data signal. Our product, the 7300 ASAM, which was introduced in the second half of 2000, is the successor to our 1000 ASAM DSL platform. The 7300 ASAM enables mass deployment of broadband services, such as high speed Internet access, voice over DSL (VoDSL) and virtual private networks (VPNs), for both business and residential customers. In 2001, we commenced trials using video over ADSL technology, which offers end users the ability to receive video transmissions as well as integrated voice and fast Internet access over a single copper telephone wire.

      Leveraging our expertise in broadband, this division also provides a fiber access platform to enable even greater service and bandwidth growth through FTTU. FTTU is a broadband access solution that can be used in both newly constructed and existing networks. FTTU allows multiple subscribers to share fiber to transmit voice, data and video for residential and business. We demonstrated our 7340 FTTU product in 2001 and released it for commercial use in early 2002.

      To facilitate the transmission and switching of information in a telecommunications network, our ATM products that we incorporated into our product portfolio with the acquisition of Newbridge in 2000 address service providers’ data networking needs. Our ATM products provide telecommunications service providers with the ability to preserve their existing data, video and voice services through the management of traffic in their network and to scale their network while in-service to meet the expanding growth of IP traffic. Our products accomplish these tasks by adapting, aggregating and implementing services for ATM networks and ATM/IP/MPLS converged networks carrying voice, data and video and by supporting a variety of data networking applications, including advanced IP services and broadband access aggregation. We offer ATM products for all major parts of a service providers’ networks. These include the 7670 routing switch platform (RSP) that we introduced in 2001 for large telecommunications service providers whose networks use multiple technologies to carry voice, data and video traffic; the 7470 multiservice platform for more regional carriers whose networks do not require as much capacity as provided by the 7670 RSP; and the 7270 multiservice concentrator for customer-located or remote central office applications that carry primarily data and voice traffic.

      We also introduced the 7770 Routing Core Platform (RCP) in 2001, a carrier grade, IP core router that provides high speed routing capacity. Its software and hardware redundancy provide a reliable backbone solution for next generation IP networks. The 7770 RCP also integrates with our optical transmission hardware and software products to create a platform that allows operators to provide services such as VPNs (virtual private networks) over both an IP and optical backbone while reducing overall cost.

      Our network service management products provide the intelligence for our hardware solutions through a variety of software applications that allow our customers to control network connections, customer billing, care and management as well as Internet access and service assurance. Our 5620 Network Manager (NM) is the cornerstone of our family of network and service management products for data networks. As an integrated part of our family of broadband products, the 5620 NM manages wireline and wireless broadband services that originate on access devices and are transported over edge and core switches. The 5620 NM is currently installed in more than 1,000 networks worldwide, including with over 350 service providers.

      Mobile Networks. This division focuses mainly on providing voice and non-voice networks and services for wireless service providers. During 2001, despite a declining market in Western Europe, as a result of our sales outside of Western Europe, we were able to increase our sales of mobile communication systems based on the global system for mobile communications (GSM) standard (also referred to as a “2G,” or second generation, technology), including those that use general packet radio service (GPRS) technology (2.5G) to provide Internet-based services and applications, over 2000 levels. Our goals are to not only maintain our growth and to further improve our profitability in the GSM market, but also to establish a strong and lasting presence in the next generation, or “3G,” market known as the Universal Mobile Telephone Communications System (UMTS), with low cost and first-to-market network solutions. We demonstrated our technical advances in the area of UMTS networks, which will support data transfer rates from 144 Kbit/s to 2 Mbit/s, through fully functioning test networks in France, Sweden and Poland during 2001 and the early part of 2002.

      Our Evolium™ products provide radio and base stations for GSM and/or UMTS networks. These products are designed to facilitate rapid network deployment and expansion and allow our customers to reduce their total costs of ownership, enhance capacity solutions and improve quality of service. Our joint venture with Fujitsu provides us with competitive and comprehensive 3G/UMTS mobile radio and core network solutions. With our Evolium™3G portfolio, mobile operators can offer a new range of data services including prepaid data services, as well as high-quality circuit-switched, voice communications.

      Alcatel Microelectronics (AME). This division designs and manufactures communication chips for next generation (which are networks carrying voice and data simultaneously) networks, delivering integrated voice and data communications for wireline and wireless solutions as well as automotive and computer peripheral applications. AME uses “System-on-Chip” design, a technological development that allows complex functionality to be implemented within integrated circuits. AME has also pioneered the development of direct conversion (zero IF) radio technology over the last decade. Zero IF technology reduces the number of chips required in a circuit, thereby reducing the size of the final product.

      Our product offerings are organized in the following categories:

•	Wireline solutions include chipsets for ADSL (marketed under the DynaMiTe™ name), ISDN (integrated services digital network), POTS (plain old telephone service) and DECT (digital enhanced cordless telecommunications).

•	Wireless solutions include advanced radio frequency chipsets for mobile cellular telephones and cordless telephones (using DECT technology). The expertise that we gained through in-depth work on those concepts is now being applied to the development of solutions using Bluetooth technology, a short-range wireless technology that will allow devices to share data with each other up to a distance of 10 meters.

•	Automotive solutions include the integration of smart sensors and the interfacing of application-specific integrated circuits (ASIC’s, which can be customized by the designer or by the customer) as well as in-vehicle networking.

•	AME’s intelligent interface technologies for computer peripheral applications. These applications usually require the interfacing of digital and analog devices. AME’s technologies allow customers to develop and optimize their own products.

      In 2001, Alcatel Microelectronics entered into several joint ventures to expand our ADSL chipset products and develop wireless solutions using Bluetooth technology.

      Voice Networks. Despite the swift rise of Internet traffic in the networks of telecommunications carriers, narrowband, or “classical voice,” switching and routing still accounts for a majority of incumbent operators’ revenue generation. We are a world leader in fixed line telephony having reached over 300 million lines installed by the end of 2001. Nonetheless, growth in this market is expected to slow over the coming years and we have continued to implement a strategy of streamlining research and development efforts and of outsourcing the maintenance and support activities of our current product line. This division provides voice switching solutions, including softswitches, next generation networking (NGN) management, other integrated solutions (Litespan) and network element management in a multi-vendor environment. The primary products of this division include:

•	Alcatel 1000 MM — allows telecommunications service providers that use E10 or S12 legacy switches in their networks to run IP traffic on their installed base faster and cheaper.

•	Alcatel 5000 Softswitch Platform- the “next generation intelligence” in a distributed switch/ router network. This software package bridges the gap between voice and data networks on a traditional voice network.

•	Alcatel 7505 and 7510 Media Gateways — provides seamless voice interconnections between public switched telephone networks (PSTN) and IP networks.

•	Alcatel Litespan-1540 — is a flexible multiservice access node that enables a telecommunications service provider to deliver multiple access services, such as such as ADSL, voice, and leased lines to an area from a single node. Residential, small and home offices, small and medium enterprises (SMEs), and large corporate customers can all be served from a single Litespan-1540 access node distributed as close to their premises as economically feasible.

      Multiservice Software Solutions (MSS). This division offers intelligent solutions to our customers to help them remain competitive in the emerging world of next-generation (IP/packet based) networks. MSS uses intelligent network technology to offer an array of value-added applications, including fixed and mobile voice, messaging, Internet, IP and multimedia. The division’s mobile portal solutions and convergent content applications provide ready-to-use applications that help enhance customer loyalty, allow for the development of new services such as messaging, gaming, entertainment, mobile-commerce and e-commerce and provide Internet content to wireless devices such as mobile handsets, PCs, Internet screenphones and personal digital assistants (PDAs).

      Software products for networks include our 8610 series, which enables prepaid services such as prepaid mobile service and calling cards, our 8670 series, which enables fixed and mobile phone number portability, and our 8680 series, which provides messaging services such as global voice mail and unified messaging service.

      Alcatel Services. Though operationally separate from Carrier Networking as a business group, for financial reporting purposes this group is included within the Carrier Networking segment. Alcatel Services is organized into two business divisions: the Network Services Division (NSD) and Transport Automation Systems (TAS).

      NSD plans, designs, installs, operates and maintains networks tailored to customers’ objectives, whatever their infrastructure requirements: voice or data, wireless or wireline, regional or national. The networks that we serve can consist entirely of our comprehensive portfolio of products and applications or can integrate multi-vendor elements. Through our network of local sub-contractors who are managed by our project management professionals, we can deploy and upgrade all aspects of our customers’ networks. NSD is divided into three activities:

•	Network Design and Build — defines, designs, builds and integrates equipment and software management systems;

•	Network Operator Support — provides network support services, including technical operations and maintenance, call centers operations, customer data communication, service activation and assurance; and

•	Operator Support Systems — provides and integrates software applications enabling the management of the network including the provision and billing of the service.

      TAS provides turnkey solutions for train management and control systems for inter-city and metro lines, including integrated rail communications. TAS has developed a new generation of train routing systems that use computer platforms to execute complex functions. For example, train speeds can be constantly controlled by onboard systems, with modern telecommunications providing a link to our custom-designed network management centers.

Optics

      General. The Optics segment produces and installs systems to transmit voice, data and multimedia applications through optical fibers and cables using long-haul and metropolitan terrestrial and ultra long-haul submarine networks and through microwaves using fixed point-to-point microwave radio links. This segment also designs, manufactures and sells optical fibers and cables. The Optronics division, which is part of this segment, designs, manufactures and sells high-performance opto-electronic components for use in terrestrial and submarine optical telecommunications networks. Our global optical portfolio is designed for next generation networks where IP and the Synchronous Optical Network (SONET) standard used in the North American market, or the Synchronous Digital Hierarchy (SDH) standard used in the rest of the world, must coexist. In 2000, we created our Class O shares to track the performance of the Optronics division. In 2001, our Optics segment had net sales of € 7,540 million (including sales of € 105 million to our other business segments) accounting for 29.3% of our total net sales.

      We believe that this division has the following three key assets that differentiate us from our competitors in this segment of the market:

•	An end-to-end optical solution. We are the only supplier to produce and install optical networks for both terrestrial and submarine systems.

•	A unique network intelligence. We deliver “intelligence” into an all-optical network with a multi-service network manager that supports both IP and SONET/SDH traffic and provides end-to-end wavelength services. A single management system ties together the optical transport products, optical gateways and optical routers that comprise an optical network.

•	A true worldwide presence. Operating in more than 130 countries, we are well positioned to help our customers expand their business abroad and/or to build global networks. Moreover, our strong optical bases in North America and Europe allow us to leverage our European experience in North America for network management and give us flexibility in resource allocation on key projects.

      Terrestrial Networks (TND). This division’s turnkey optical transmission networks are based on our transmission products developed and manufactured within our company. These include SDH, SONET, dense wavelength-division multiplexing (DWDM), IP and ATM technologies so that a network can evolve from current technologies (SDH/SONET) to all optical networking (DWDM, IP and ATM), depending upon the requirements both in the backbone area and in the metropolitan area of the network. These systems operate with bandwidth efficiency of up to 10 and 40 gigabits per second. Our product family provides cost-effective solutions that are compatible with a telecommunication service provider’s existing installed network, thus allowing support for future broadband demands through an incremental investment by an operator.

      Our product family includes:

•	Optical Network Systems — Used for backbone network applications. When bandwidth efficiency, high-level wavelength routing, switching, and restoration are required we offer our 1640 WM/OADM products, released in 2001; for metropolitan and enterprise applications, where flexibility, bit-rate and protocol transparency, and cost-effectiveness are required, we offer our 1686 WM (for regional networks) and 1696 Metro-Span (for city-wide and corporate networks) DWDM products.

•	Multi-service Nodes and Gateways — For use in metropolitan networks (our 1640 FOX, 1650 SMC, 1660 SM and 1641 SX products) as well as in core backbones (our 1670 SM and 1664 SX products). The Alcatel 1674 Lambda Gate is a combination multiservice core gateway and optical cross connect which bridges considerable distances and concentrates large capacities of traffic in one piece of equipment. Our multi-service nodes and gateways deliver SDH conventional services and provide integrated ATM switching and IP routing broadband capabilities. These additional functions improve facility management, reduce operational costs and efficiently offer new services.

•	Network Management — All of our systems are managed by one common and integrated network management platform, which enables efficient traffic control and routing throughout all network levels, from local to intercontinental links.

      We offer a range of products based on SONET technology, including multi-service network elements and digital cross-connects, together with a comprehensive service package. These include the Alcatel 1603 SMX, a SONET multiservice network element that provides flexibility, reliability and interoperability and is designed for carriers equipped with high-speed networks. We also provide the Alcatel 1680 Optical Gateway Cross Connect that allows customers to overcome the restrictions of a SONET-only network and mix SDH and data traffic into one system.

      Submarine Networks. We are a world leader in the development, manufacture, installation and management of undersea telecommunications cable networks. Our submarine network solutions range from the shortest links (continent to island, coastal festoons) to ultra-long haul systems through transoceanic routes. For the installation of these systems, we rely on a dedicated state-of-the-art fleet of ten cable laying ships to ensure that the system is properly laid. Five of these cable vessels were acquired in 2000 with our acquisition of the marine division of TeleDenmark. During 2001, the demand for submarine networks was reduced substantially from 2000 levels due to excess capacity on transatlantic and, to a lesser degree, Pacific networks, as well as to the financial limitations and bankruptcies suffered by telecommunications network operators. As a result, in 2001 we took steps to reduce our fixed costs, including shutting down or substantially reducing output at three undersea cable plants. We anticipate that demand will remain depressed for at least the next year.

      Our product portfolio implements DWDM technology and offers large system capacities using multiple optical channels. Our product range complies with all recognized international standards. Our submarine network solutions can transport data and voice traffic simultaneously, and provide network operators with the ability to select the interconnection equipment used according to the type of traffic (IP backbone router or high capacity SDH/SONET multiplexer) for each channel. The encasement, armouring and installation of our cables are essential to the design of our submarine cable networks to ensure network reliability. Once installed, our network management products offer network operators fully integrated monitoring and management facilities over both the terrestrial and submarine segments of their networks using industry-standard software and hardware components and standardized interfaces.

      Optical Fibers. Our optical fiber, cables and passive interconnection hardware link all the active elements of an optical network. Providing the “pipeline” that carries Internet traffic, we develop solutions that are intended to meet current and future bandwidth demands.

      Our product portfolio includes:

•	TeraLight Metro and Ultra fibers, introduced in 2001, support high-capacity metropolitan and long distances that can be upgraded to utilize more transmission bands and increase the channels per band.

•	A full range of singlemode fibers that support long distance, high bandwidth demands on a global basis and multimode fibers that support short distances of local area networks. We introduced an enhanced singlemode fiber in 2001.

•	Our right-of-way solutions help owners and telecommunications operators use the infrastructure of existing utilities, such as powerline, highways, gaspipes, etc. to lay fiber.

      Wireless Transmission. We are a leader in the point-to-point telecommunication microwave market. Our product portfolio offers a wide range of wireless transmission solutions, covering both European telecommunications standards institute (ETSI) and American standard-based environments.

      For the ETSI markets, this division designs, develops and manufactures high-capacity systems based on SDH technology for long-haul (our 9600 LSY/LH product) and urban applications (our 9600 USY product), which carry voice, IP/ATM and video traffic simultaneously, and medium/low-capacity systems based on PDH (plesiocghronous digital hierarchy) technology, for long-distance (our 9400 LX product) and urban (our 9400 UX product) applications. For the U.S. market, we provide high-capacity SONET systems (our MDR-4000s, MDR-8000s, and MDR-9000s products, launched in 2001) and medium/low-capacity PDH microwave radios (our MDR-4000e, MDR-6000, MDR-8000 products).

      Our product portfolio is suitable for public and private transmission networks, mobile and broadband distribution applications and private business point-to-point data connections. Moreover, we supply turn-key solutions that relieve customers of the day-to-day efforts needed to manage several different subcontractors.

      See “Business of the Optronics Division” below for a description of Optronics.

e-Business

      General. The e-Business segment produces, supplies, implements and supports a broad range of business and consumer products, including private branch exchanges (“PBXs”), LAN switches, data communication equipment and GSM and GPRS handsets. The integration of voice, data and images on a single network is the catalyst of a fundamental evolution in business communication tools, which is the result of the changing needs of business today. Our strategy is based on the development of infrastructures and open communication software applications to serve e-Business applications in order to take effective advantage of the possibilities offered by the Internet economy. We have completed a three-year re-engineering program in which we have focused our research and development efforts on voice/data convergence products, leveraged our broadband leadership to introduce managed services solutions, entered into contracts to sell our e-Distribution division in Europe and outsourced production of our mobile handsets. In 2001, our e-Business segment had total sales of € 3,488 million (including sales of € 54 million to our other business segments) accounting for 13.5% of our total net sales.

      e-Business Networking (eND). This division designs and builds hardware and software that provide business enterprises with easy to use, open communications networking solutions. Many communication challenges stem from disparate business functions and systems trying to work together. eND provides IP communications that deliver networks that are scalable, mobile and easily managed and that use software based on standard protocols so that users will not be limited in a network expansion. The key element of our product line is the Alcatel OmniPCX (private communication exchange) 4400, a product designed for small and medium-sized businesses that makes telephony (whether wired, cordless or wireless), Internet, email and LAN available within a single communication system. Using standard protocols, the virtual private network (VPN) capability of the Omni PCX 4400 provides secure communications between a customer’s main office and its off-site employees or branch offices via the Internet. For infrastructure networking, the Omni product family includes OmniCore switches, which provide enterprises with intelligent core switches that support converged voice, data and video networks.

      e-Business Applications. Through our wholly-owned subsidiary, Genesys, we are a leading provider of customer contact center solutions that focus on collaborative customer relationship management (CRM) strategies that manage customer interactions and communications. Our contact centers enable a business to “intelligently” route all incoming and outgoing customer interactions, whether over phone, email, or the Internet, using our Universal Queue2 technology. Certain criteria, such as revenue goals, individual customer knowledge, demographic information, agent skill sets and company-wide business processes determine the routing of customer interactions. Calls that are intelligently routed reduce telecommunications charges and increase customer service agent productivity at the contact center.

      To assist business planning, our contact center software collects and manages real-time customer information that is gathered during customer interactions. This software operates in all types of network environments (circuit-switched, IP, and wireless), and integrates with a wide range of enterprise software applications. For the mid-market, our Genesys Express packaged solutions are designed to help reduce implementation times for single-site contact center deployments.

  e-Distribution

      Neco, our wholly-owned subsidiary, is an independent value-added reseller that markets our e-Business products and third party products. Neco was created in February 2001 and is organized as a network of European wholly-owned subsidiaries. Neco has a team of 6,500 employees serving 400,000 customers in 17 European countries. On January 15, 2002, we entered into an agreement for the sale of Neco to U.S.-based Platinum Equity. The transaction is subject to regulatory approvals and is not contingent upon outside financing.

      Mobile Phones. Due to the extensive supply and demand disruptions in the mobile handset industry that affected the overall sales and profitability performance of our mobile phone business in 2001, we outsourced production of handsets in Europe to a third party manufacturer, Flextronics. As a result, the division now designs and markets mobile handsets, looks for new market opportunities and product concepts to be used by our operator customers and also keeps track of technological evolution and actions by our competitors. The division’s sales and marketing department is responsible for all customer relationships, while logistics and product delivery is now outsourced to Flextronics for the Europe, Africa and Middle East regions. The division continues to define all the elements required for the implementation of product launches in different countries.

      We have developed a range of handsets that we market under the OneTouch™ name, which capitalize on two key concepts: ease of use and access to customized value-added services. All of the mobile phones that we market operate on the GSM standard and most models include GPRS (general packet radio service) technology, which provides Internet-based services and network applications. In March 2002, we announced the launch of the OneTouch™ 715 in Europe, our latest mobile handset using GPRS technology.

Space and Components

      General. The Space and Components segment produces a broad range of space-based systems for the high speed transport of voice, data and multimedia communications. This segment also produces a wide variety of components, mobile telecommunications subsystems (including high frequency components and antennas for microwave transmission), as well as high technology batteries for portable and industrial applications and electronic back-up power supply and conversion systems. In 2001, our Space and Components segment had total sales of € 3,684 million (including sales of € 535 million to our other business segments) accounting for 12.4% of our total net sales.

      Space. Alcatel Space was created in 1998 through a joint venture between Alcatel and Thomson-CSF (now known as Thales). Until 2001, Alcatel Space was owned 51.17% by Alcatel and 48.83% by Thales and was managed by Alcatel. In July 2001, we purchased Thales’ 48.83% interest and now Alcatel Space is a wholly-owned subsidiary of Alcatel. Alcatel Space develops satellite technology for telecommunications, navigation, optical and radar observation, meteorology, and other scientific fields. In 2001, the commercial market represented approximately 60% of Alcatel Space’s sales, and the institutional market represented the other 40% of sales. With partners around the world, subsidiaries throughout Europe and a strong commitment to research and development, Alcatel Space participates as prime contractor, operator, investor, or service provider in space programs.

      The commercial telecommunications satellite market slowed in 2001. A total of 23 new systems were ordered worldwide, down from 35 (including 10 ordered from our company) in 2000. The slowdown in this market resulted from the downturn in the high-speed Internet market and the merger between two of the sector’s largest participants, Société Européenne de Satellites and GE Americom. In the commercial area, we received two telecommunications satellite orders in 2001, one for GE Americom and the other for APT Satellite Holdings Limited, a telecommunications operator in the Asia-Pacific region. The contract for APT Satellite is to design and build a high-capacity Apstar telecommunications satellite and related ground segment.

      The institutional market includes satellite-based solutions for telecommunications, navigation, radar and optical observation, weather forecasting and the sciences. We currently are working as a contractor for two Herschel and Planck infrared astronomical satellites for scientific research for the European Space Agency (ESA) and are developing Proteus platforms for small satellites with the French Centre National d’Etudes Spatiales (CNES). The December 2001 launching of Jason, the oceanographic observation satellite for which Alcatel Space developed the platform design, will be followed by the construction of five other astronomical and climate satellites which are scheduled to be launched between now and 2004.

      In addition to the Syracuse III, a communication satellite program currently under construction, we continue to cooperate closely with Thales after repurchasing its 48.83% stake in Alcatel Space.

      Batteries. Our wholly owned subsidiary, Saft, produces high technology batteries for a large range of applications. The division’s battery operations have three product lines: portable, industrial and specialty. In 2001, we restructured our portable battery line and sold three factories that manufactured portable batteries. Saft solutions include portable rechargeable and non-rechargeable cells and batteries for professional electronics and cordless home appliances as well as power sources for industry, transportation (including aircraft and rail and mass transit), defense and space applications. Saft nickel-cadmium stationary batteries are installed around the globe in a wide variety of industrial and civil applications, which are to be used in the event of sudden power failure.

      Components. The components division produces a variety of components and subsystems ranging from electromechanical subsystems to high-frequency components and antennas for microwave transmission. Many of the products developed by this division are used in the telecommunications industry. Our businesses use the electromechanical components developed by this division in our mobile, ADSL and SDH applications. For the fast-moving mobile market, we provide high-frequency subsystems, and we manufacture cellular antennas. The components division also produces high vacuum pumps and systems, and DC drives for the semiconductor industry, the emerging MEMS (microelectromechanical systems) market, and several other industrial applications. In close cooperation with Bosch and PerkinElmer, Inc., we have demonstrated superior Etch rate performances in silicon deep etching, positioning ourselves as a major supplier for MEMS applications and optical networks devices.

Marketing and Competition

      Marketing and Distribution. We sell all of our products, other than e-Business products, through our direct sales force worldwide, except in China where our products are also marketed through our joint ventures that we have formed with Chinese companies. The e-Business segment markets its products through its wholly owned subsidiary, Neco, an independent VAR (value added reseller), formerly the e-Business distribution division. Neco was created in February 2001 and is organized as a network of European wholly-owned subsidiaries. On January 15, 2002, we entered into an agreement for the sale of Neco to U.S.-based Platinum Equity.

      Competition. We believe that technological advancement, quality, reliable on-time delivery, product cost and flexible manufacturing capacities are the main factors that distinguish competitors of each of our segments in their respective markets. Each segment, except for Space and Components, faces competition from numerous smaller companies. These companies may develop or acquire additional competitive products or technologies and attain a significant market presence.

      Carrier Networking. The markets for broadband access, GSM and UMTS mobile infrastructure, traditional voice switching, next generation networking and network services are highly competitive, with competition coming from major international groups, such as Cisco, Ericsson, Huawei, Lucent, Marconi, Motorola, Nokia, Nortel, Samsung and Siemens.

      Optics. The markets for optical terrestrial and submarine transmission, fiber and components are highly competitive, with competition coming both from major international groups, such as Ciena, Cisco, Corning, Furukawa, Hitachi, JDS Uniphase, KDDI, Lucent, Marconi, NEC, Nortel, Pirelli and Tycom. This segment is distinguished by its high barriers to entry.

      e-Business. The markets for enterprise networking, PBX, customer relationship management applications and GSM mobile telephones are highly competitive, with competition coming from major international groups, such as Avaya, Cisco, Ericsson, Interactive Intelligence, Motorola, Nokia, Siemens and Sony.

      Space and Components. The markets for space-based telecommunications and electromechanical components are highly competitive, with competition for our products and services delivered by the Space division coming from major international groups, such as Boeing, Lockheed Martin and Space Systems/ Loral in the United States and Astrium in Europe and for products delivered by our Components division from Flextronics and Emerson.

Research and Development and Intellectual Property

      Research and Development. As of December 31, 2001, approximately 21,000 of our employees (approximately 21.1% of all employees) occupied research and development positions. In 2001, 33% of the Research and Development activities took place in the Americas, compared to 65% in Europe and 2% in the Asia Pacific region. For a discussion of our research and development expenditures for the past three years and certain accounting policies relating to our research and development activities, please refer to Item 5 under “Research and Development.”

      During 2001, we have worked towards our target of having all of our research and development activities driven by our business goals. The majority of our management of research and development is now under direct control of our individual business segments and divisions. We believe this provides flexible and customer-oriented development based on a model that plans for constant improvement and innovation.

      The Corporate Chief Technical Officer, assisted by a staff of about 100 people, provides guidance to ensure that our research and development investments are in line with our business strategy. Among the functions assigned to the CTO are the Intellectual Property Management and the Advanced Research and Innovation organization. Intellectual Property Management handles patent rights related to inventions, industrial designs, trademarks, service marks and commercial names and designations. Advanced Research and Innovation creates innovative new product concepts, performs technology development and prototyping and contributes to business case development of emerging new business opportunities for our technologies. Limited staff is devoted to central software and hardware coordination, who work to provide efficiency and effectiveness within our highly decentralized research and development organization through the implementation of common development processes and shared development tools. Also assigned to the CTO is our Network Strategy Group which defines our medium-term network strategy and identifies areas requiring additional investment or changes in development focus. Disruptive innovation as well as medium to long term research are organized around well defined projects, which are assigned to cross-divisional and central research project teams.

      Intellectual Property. We rely on patent, trademark, trade secret and copyright laws both to protect our proprietary technology and to protect us against claims from others. We believe that we have direct intellectual property rights or rights under licensing arrangements covering substantially all of our material technologies. However, there can be no assurance that claims of infringement will not be asserted against us or against our customers in connection with their use of our systems and products, nor can there be any assurance as to the outcome of any such claims, given the technological complexity of our systems and products.

      We consider patent protection to be particularly important to our businesses due to the emphasis on research and development and intense competition in our markets. We filed 876 patent applications in 2001, and have a patent portfolio of approximately 6,000 patent families. We do not believe that any single patent or group of related patents is material to our business as a whole.

Sources and Availability of Materials

      We make significant purchases of electronic components, aluminum, steel, silicon, precious metals, plastics and other materials and components from many domestic and foreign sources. We continue to develop and maintain alternative sources of supply for essential materials and components and are involved, to a limited extent, in the production of certain strategic components to avoid complete dependence on outside suppliers. We believe that we will be able to obtain sufficient materials and components from European and other world market sources to meet our production requirements. The recent economic slowdown has caused overcapacity and excess supply and inventories for our suppliers, resulting in reduced prices and delivery lead times for a number of business segments.

Properties

      We have administrative, production, manufacturing and research and development facilities worldwide. A substantial portion of our production and research activities in all business areas are conducted in France and the United States. We also have operating affiliates and production plants in many other countries, including Germany, Italy, Spain, Belgium, Canada, Brazil, Switzerland, Norway, the United Kingdom, China, Netherlands, Austria and Australia. Our total global productive capacity is equivalent to 1,348 thousand square meters and is detailed on a regional basis in the table below.

		North	Rest of
Business Group	Europe	America	World	Total

	(in square meters of production capacity)
Carrier Networking	161	27	36	224
Optics	272	82	45	399
e-Business	46	6	—	52
Space & Components	447	136	90	673

Group Total	992	251	171	1,348

      We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

      The recent trend of high technology manufacturers is to outsource the manufacturing of their conventional products. Outsourcing provides the manufacturer greater flexibility to adapt quickly to economic and market changes. We intend to outsource the manufacturing of our conventional components where practicable and with respect to which adequate manufacturing capacity and expertise are available. However, we may retain limited manufacturing capacity for our conventional components that will be used for introduction of new products. Our outsourcing program will generally not apply to our higher technology products such as those manufactured by our optics, space and other divisions where we wish to retain manufacturing control.

      An illustration of our implementation of this strategy is our former GSM handset manufacturing facility in Laval, France, which was sold to Flextronics in July 2001. In 2001, we sold four of our plants that manufactured batteries, switching and wireline access products. We intend to continue with this strategy by placing certain of our conventional components manufacturing operations into separate, wholly-owned subsidiaries and divesting these subsidiaries when practicable.

Environmental Matters

      We are subject to national and local environmental and health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. These laws and regulations impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste and might sometime require us to clean up a site at significant cost. Because we recognize that leadership in environmental protection is an important competitive factor in the marketplace, we have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

      It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe, environmentally sound, and that will not adversely affect the health or environment of communities in which we operate. We have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products. Although we believe that we are in substantial compliance with all environmental and health safety laws and regulations, there is a risk that we may have to incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation.

Seasonality

      Sales and income from operations that are recorded by the telecommunications sector in each quarter are seasonal. Sales are generally slowest in the first quarter of the year, with increasing sales in the second quarter, but with strongest sales in the fourth quarter. This trend varies each year.

BUSINESS OF THE OPTRONICS DIVISION

      The Optronics division designs, manufactures and sells high performance optical components for use in terrestrial and submarine optical telecommunications networks. The division’s products produce, change and amplify light that carries traffic over fiber optic networks. The division’s products also split light, bundle it or modulate it. Traffic on these networks comprises voice and data, both of which are increasing. In particular, data traffic is growing, driven by growth in global Internet usage. In order to contend with increasing traffic volumes, many telecommunications service providers and network operators have been seeking to increase the capacity of their existing systems by improving transmission capabilities. The drive by telecommunications service providers to increase capacity has resulted in demand for optical components, which permit increased bandwidth. The division seeks to manufacture optoelectronic products designed to meet this demand.

Strategy

      In 2001, the optoelectronic industry was dramatically affected by the slowdown in the telecommunications market. The slowdown manifested itself first in the United States, and then in Europe during the second half of the year. The submarine network market, which has represented a significant portion of the division’s sales, was particularly adversely affected. System suppliers had stockpiled inventory in 2000 and as a result, the Optronics division experienced a significant number of order cancellations and a large decrease in new orders. As a result, the division instituted cost-cutting measures, including a reduction in general and administrative expenses, headcount and capital expenditures.

      We expect that the cyclical downturn in the submarine market will continue at least for the medium term and that the U.S. market will not begin to show signs of a rebound until the end of the year. Therefore the Optronics division expects declining revenues for the first half of 2002. Thus, the division expects that it may continue to be faced with excess capacity and a high fixed cost.

      The new telecommunications environment has caused the division’s customers to change their product requirements, which management believes will be focused on cost effective, high performance solutions containing an array of individual products that are specifically designed for their particular needs. Management also believes that the division’s broad product offering, global presence, research and development efforts and systems supplier background will aid it in offering both standardized and customized solutions for its customers.

Acquisitions

      In 2000, the division acquired Innovative Fibers, Inc. (now known as Alcatel Optronics Canada), a Canadian company and leader in fiber bragg grating (FBG) technology used to create sophisticated opto-passive components by inscribing patters into fiber.

      In 2001, Alcatel acquired Kymata, Ltd. (now known as Alcatel Optronics UK Ltd.), a U.K. company using planar technology to create passive components for the DWDM market. Planar technology provides optical waveguides, an important platform for the integration of active and passive components. Using this technology, Kymata produces arrayed waveguide gratings (AWG) multiplexers/ demultiplexers, the first commercially available devices using planar processes. AWG is one of the leading technologies for the metropolitan optical network market.

Products

      There are two primary types of fiber optical components: active components and passive components. An active component requires a source of energy to function and modifies the nature of the signal that passes through it. An active optical component can:

•	produce light from electricity (like a laser);

•	change light to electricity (like a photodetector);

•	excite light (like a pump laser); or

•	amplify light (like an optical amplifier sub-system),

      The division offers four segments of active components:

•	discrete modules, which include DWDM lasers, detectors and optical routing modules;

•	pump modules, which are high-powered lasers that amplify the optical signal in terrestrial and submarine networks and are key components of optical amplifiers;

•	optical amplifier sub-systems, which include both the amplifier sub-systems used to increase the strength of light in DWDM submarine and terrestrial systems, and optical board solutions, which were introduced in 2001 and can be used in long-haul, ultra long-haul, optical cross-connect, metropolitan and regional markets;

•	optical interface sub-systems, which combine all the required equipment to transmit and/or receive signals.

      A passive component can only modify the characteristics of a light signal by filtering, bundling or routing it but does not require a source of energy to function. As a result of its acquisitions, the division currently offers two product lines of passive components:

•	fiber-based passives, which include FBG filters used in terrestrial and submarine systems as channel selectors or wavelength stabilizers; and

•	planar-based passives, which include various components based on planar technology used in terrestrial and submarine systems as multiplexers, demultiplexers, channel inventory and monitoring devices, variable attenuators and optical switches.

      During 2001, the Optronics division achieved the following milestones:

•	The launch of a new module laser that allows for the reduction in spacing between each signal, increasing the number of channels carried by WDM systems (up to 80 channels instead of 40).

•	The creation of a new generation of laser whose wavelength can be fine-tuned. By adjusting the temperature of the laser, the emitted signal can generate 8 different wavelengths. This laser module can replace 8 different laser modules in a DWDM transmission system. At the operator’s level, it reduces the number of required spares in optical cards and, consequently, the system maintenance costs.

•	The launch of a high performance optical receiver for metropolitan and long-haul DWDM terrestrial applications. This optical receiver saves space and cost in high bit-rate systems, offering high flexibility to system designers. The optical component translates photons received at the end of the fiber line into electrons.

•	The creation of a complete product family dedicated to long-haul and ultra long-haul optical amplification. Based on a new technology enhancing the systems’ performance, this product family offers a complete set of solutions ranging from basic pump modules, multi-pump modules (several pumps in a module) and optical amplifier sub-systems.

•	The launch of a high power submarine pump. This pump is a main part of the submerged optical repeater in submarine transmission, with a lifetime exceeding 25 years. Such high pump power allows for an increase in the number of wavelengths in new generation submarine DWDM.

•	The launch of a new optical add/drop multiplexer, based on FBG technology, allows for the addition or subtraction of a specific wavelength in a multi-channel transmission link.

Applications

      The Optronics division’s products are used in five main applications: submarine networks, long-haul terrestrial backbones, metropolitan links, optical routing and switching and subscriber access networks.

      Submarine networks. In order to transmit voice or data on a submarine cable, terminals and optical repeater systems must be deployed along the cable, which is typically more than 5,000 kilometers long. Submarine transmission needs have been addressed through the use of DWDM technology. The division’s products are used in these very long-haul transport systems for both terminals and repeaters. For terminal systems, the division’s DWDM lasers are a key element for generating multi-color signals and, for repeater systems, the division’s high reliability pumps, which are devices that excite atoms to strengthen optical signals, give a significant competitive advantage to its customers, allowing them to increase the distance between each repeater. We, Alcatel, the division’s main customer, have developed our leading position in this market in part due to the division’s high-performance products.

      Long-haul terrestrial backbones. As in submarine networks, terminal systems and optical repeaters are deployed along a terrestrial cable, which is typically approximately 1,000 kilometers long, to transmit voice and data. Terminal systems are systems at the end of a submarine or terrestrial network, and optical repeaters are devices that regenerate and restore optical signals distorted by attenuation. DWDM technology is used for almost all new long-haul terrestrial systems because it offers the most cost-effective solution for high-capacity transportation, while at the same time offering less costly capacity expansion because new wavelengths can be added without network modification. The division’s lasers, high-power laser pumps and amplifier sub-systems are used in these backbones.

      Metropolitan links. Short-haul optical junctions are used to connect local switching points, which are points where different networks are interconnected to form a transmission path between users in a telecommunications network. Their typical length is 20-50 kilometers. The Optronics division believes this application has growth potential because the increased long-haul traffic has resulted in increased need for expanded capacity at the metropolitan links level. The Optronics division has developed specifically-targeted products for this market, including high-power lasers, very compact amplifier sub-systems and high-speed optical interfaces.

      Routing and switching. To avoid numerous and costly conversions from light to electrical current and to permit high speed all-optical networks to exist, another optical layer capable of switching light is currently planned. This will require a new generation of complex optical components. The Optronics division was the first company to introduce a commercial semi-conductor optical amplifier device in 1997 and has been a pioneer in demonstrating the feasibility of this technology.

      Subscriber access links. Subscriber access links are designed to access subscribers directly. They feature a wide variety of topologies and architectures such as enterprise links, wide area networks or local area networks, cable TV networks, fiber to the building, fiber to the curb or fiber to the home. The Optronics division’s products are focused on DWDM access and are mainly used in cable TV and enterprise networks.

Customers

      We are the division’s principal customer and although the division is pursuing a strategy of increasing its sales outside of Alcatel and its subsidiaries, it is anticipated that we will remain the division’s principal customer in the foreseeable future. The division is particularly reliant on sales to our businesses for pump modules, in particular submarine pumps, optical amplifier sub-systems and optical interfaces.

      Because sales to Alcatel are contractual and subject to a negotiation process substantially similar to the sales process applicable to the Optronics division’s other customers, the division’s sales to our businesses are on competitive terms. Our other divisions are not obligated to purchase their supplies from the Optronics division and we pursue a strategy of second source purchasing to secure price and availability. Our strategy is designed to ensure that the Optronics division remains competitive in its product offerings whether they are to other Alcatel divisions or to outside customers.

      The Optronics division’s principal external customers include most of the world’s major manufacturers of equipment for telecommunications network operators. For the division’s products offered on the open market only, the division’s top five customers, excluding other Alcatel divisions, accounted for almost 80% of external sales.

      In 2001, 39% of the division’s net sales were attributed to submarine links and 61% were attributed to terrestrial products.

Marketing and Sales Organization

      The Optronics division has developed an international marketing and sales organization capable of focusing on individual customers in its existing markets and targeting new customers in newer markets. Of the division’s 2001 net sales, 95% was realized by its direct sales force. In December 2001, the division opened a sales office in Shenzhen, China, which also provides technical support. The division also uses, to a limited extent, indirect sales channels consisting of sales representatives and distributors located around the world, notably in Asia.

Suppliers

      The key raw materials that the Optronics division uses in the manufacturing of its products tend to be available from only a small number of suppliers. In order to avoid over-reliance on any single source, as a general policy, the division seeks to have at least two suppliers qualified for each raw material that it uses. Exceptions to this policy may exist when new products are brought to market. Because of the need to get new products to market quickly, the Optronics division will initially work with single suppliers before later qualifying alternate sources.

      To ensure the availability of key raw materials at prices and quality levels which are commercially acceptable, the Optronics division seeks to work closely with its suppliers. It has entered into supply contracts with terms of one or two years with a limited number of key suppliers. These contracts generally provide for access to specified volumes of key strategic parts. Manufacturing capacity reserved for the division and pricing conditions are negotiated on a yearly basis according to forecasted volumes. As a result of the foregoing, the division’s supply relationships tend to be relatively concentrated.

Competition

      The market for optical components is highly competitive, with competition coming both from major international groups, such as Corning, Hitachi, JDS Uniphase, Agere, Mitsubishi, NEC and Nortel, and from niche manufacturers such as Furukawa and Anritsu. The Optronics division believes that technological advancement, quality, reliable on-time delivery, the ability to customize products quickly, product cost and flexible manufacturing capacities are the main factors that distinguish competitors in its markets.

      The division faces competition from numerous other smaller companies. These companies may develop or acquire additional competitive products or technologies to attain a significant market presence. In the active components market segment, there are high barriers to entry such as high fixed costs for front-end manufacturing and high and expensive technological content. In the passive components market segment, new competitors may emerge quickly since the technologies are relatively easy to acquire, capital expenditures are relatively low and the main costs are labor-related.

Item 5.	Operating and Financial Review and Prospects.

Presentation of Financial Information

      This Form 20-F contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “will,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy.

      The following discussion of our financial condition and results of operations should be read in conjunction with Alcatel’s consolidated financial statements and the related notes presented elsewhere in this document. Alcatel’s consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant ways from U.S. GAAP. The most significant differences which affect the presentation of our financial results relate to accounting for restructuring costs, duration of amortization of goodwill for acquisitions prior to 1999, use of the French pooling-of-interests accounting method, and accounting of derivative instruments and hedging activities. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and a reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP, please refer to Notes 36 through 40 in Alcatel’s consolidated financial statements included elsewhere in this document.

      We reorganized our business segments in each of the years 2000 and 1999. In the discussion of our results of operations below, we have restated certain of the 1999 financial data (but not our consolidated financial statements) to reflect the reorganization of our business segments completed in 2000, as well as the change in presentation for pension accounting and the French accounting standards adopted in 1999 described in Notes 3 and 4 to Alcatel’s consolidated financial statements included elsewhere in this document.

      In October 2000, we effected the initial issuance of our Class O shares in connection with our Optronics division. The dividends paid to holders of the Class O shares are based on the separate performance of the Optronics division. The consolidated financial statements of Alcatel include the financial position, results of operations and cash flows of the Optronics division. Alcatel also prepares separate financial statements for the Optronics division that are included elsewhere in this document, and a discussion of its operating and financial review and prospects are included in this Item 5.

Changes in Accounting Standards

      Since January 1, 1999, the consolidated financial statements of Alcatel and its consolidated subsidiaries have been presented in accordance with the “New principles and accounting methodology relative to consolidated financial statements” Regulation 99-02 approved by decree dated June 22, 1999 of the “Comité de Réglementation Comptable.” The adoption of the 1999 standards does not affect our results of operations or shareholders’ equity as reconciled to U.S. GAAP. The 1999 standards impact our financial statements in four principal ways:

1.	Adoption of “pooling of interest” accounting treatment for stock-for-stock acquisitions. In our consolidated financial statements for the year ended December 31, 1998, we accounted for our acquisition of DSC Communications Corporation under the purchase accounting method. Under the 1999 standards, we can account for future stock-for-stock acquisitions, as well as the DSC acquisition, under the pooling of interests accounting method. Treatment of the DSC acquisition under the pooling of interest accounting method has resulted in a decrease in our shareholders’ equity of € (110) million at January 1, 1999, an increase in income from operations for 1999 of € 36 million and an increase in the amortization of goodwill for 1999 of € 4 million (pre-existing goodwill on DSC’s balance sheet at the acquisition date).

2.	Goodwill may no longer be charged to shareholders’ equity. Under the new method, stock-for-stock acquisitions must be accounted for with recognition of goodwill as an asset. Consequently, the goodwill relating to the acquisition of 12.6% of Alcatel SEL and 30% of Alcatel NV in 1992 has been restated. In addition, mergers accounted for on a carryover basis must be accounted for based upon the fair value of the merged businesses. This mainly impacts the merger of Alcatel and CFA in 1989. Finally, the debt incurred for the acquisition of 30% of Alcatel NV in 1992 has been discounted to reflect its fair value when incurred. The effect of the restatements of these transactions amounted to an increase of € 565 million in shareholders’ equity, and an increase of € 48 million in amortization of goodwill for 1999.

3.	New method for accounting for similar asset exchanges. Under the new method, the exchange of assets must be accounted for on the basis of fair value rather than on a carryover basis. The adoption of this accounting method principally affected the treatment of our investment in Thomson-CSF (now known as Thales) in 1998, and resulted in an increase of € 438 million in shareholders’ equity, and an increase of € 30 million in amortization of goodwill for 1999.

4.	One-time income statement impact of “purchased R&D” related to acquisitions paid in cash. Under this method, the portion of the purchase price corresponding to purchased research and development must be immediately recorded as an expense. Accordingly, the portion of the acquisition price paid in cash for Packet Engines Corporation, Assured Access Technology, Xylan Corporation and Internet Devices, Inc. for research and development was recorded as an expense. The effect of this new accounting treatment has been an expense of € (329) million related to purchased research and development relative to acquisitions and a corresponding decrease of € (12) million in amortization of goodwill for 1999.

      In 1999, our board of directors adopted a change in valuation and presentation of pension accounting. Under the presentation change, financial components of pension costs which were previously recorded under income from operations are now recorded under financial income (loss). This adjustment increased our income from operations for the year ended December 31, 1999 by € 38 million and increased our pro forma income from operations for the year ended December 31, 1998 by € 46 million. The change in valuation of pension accounting increased our other revenue for 1999 by € 75 million. These changes are detailed in Notes 1(k), 5 and 6 to Alcatel’s consolidated financial statements.

      The “Comité de Réglementation Comptable” approved the “réglement sur les passifs” (regulation on liabilities) n00-06. This regulation became effective as of January 1, 2002, with optional implementation as of January 1, 2000. We did not apply this new accounting principle to our 2001 financial statements. We do not anticipate a significant effect from the implementation of this regulation on our net income or on our financial position.

Critical Accounting Policies

      The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which are prepared in accordance with the French GAAP principles as described in Note 1 of the notes to Alcatel’s consolidated financial statements. Some of the accounting methods and policies used in preparing these statements are based on difficult, complex or subjective judgments by management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the related circumstances. The actual value of our assets, liabilities and shareholders’ equity, and of our earnings, could differ from the value derived based on these judgments if there were a change in the estimates and assumptions relied upon.

      We believe that the accounting methods and policies listed below are those most likely to be affected by these estimates and assessments:

      Deferred tax assets. Deferred tax assets are recognized if it is more likely than not they will be realized in the years to come. Significant judgment by management is required in determining our recognition of deferred tax assets on the balance sheet. This recognition is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to write off a portion or all of the deferred tax assets which could materially impact our financial position and results of operations.

      Goodwill and intangible assets. When there are signs of a loss in value of goodwill and intangible assets during the course of the year, impairment tests are conducted on the goodwill and intangible assets concerned, and impairment losses are recorded, if necessary. This exceptional amortization is calculated based on the forecasted discounted operating cash flow or on the market value of such assets, if an active market exists. A change in the markets may cause us to review the value of some goodwill and to record any additional exceptional amortization.

      Valuation allowance for inventory and for doubtful accounts receivable. A valuation allowance is recorded to recognize the difference between the net realizable value expected from inventory and its carrying value. This allowance is calculated based on an analysis by us of any predictable changes in demand, technology or the markets, mainly to identify any obsolete or excess inventory. A valuation allowance is also recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects a customer’s ability to honor its debts and the age of the debts in question. If the market conditions and the customers’ financial position were to deteriorate in the future, then these factors would be taken into account when the allowance is calculated.

      Customer warranties. Reserves are recorded for warranties given to customers of our products for manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed, as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products in question are sold. They represent the best possible estimate at the time the sale is made of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

      Long-term contracts. Long-term contracts are accounted for according to the percentage-of-completion method, with a provision recorded for any estimated future losses at termination. The margin at completion on these contracts, as well as the valuation of possible losses is based on estimates that are liable to vary over time, depending on factors such as changes in contracts and unexpected technical problems encountered during the life of the contracts.

ALCATEL’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overall Perspective

      As described below, the global economic slowdown and the deterioration of the telecommunications and information infrastructure sectors had a material impact on our results of operations for 2001. The industry in general was and continues to be impacted by a slowdown in spending by established telecommunications service providers as well as the financial difficulties of some customers and the bankruptcies of other customers (especially non-established telecommunication operators) and competitors alike. For the first half of 2001, we experienced an increase in revenues and had income from operations, while revenues substantially declined and operating losses were incurred during the second half. However, we responded with strong action to the challenges of the difficult economic environment through substantial restructuring efforts and significant actions to improve our balance sheet.

      Our restructuring plan has involved the implementation of a number of initiatives to streamline our business and reduce fixed costs, through the exit from certain businesses, the sale of manufacturing plants, a workforce reduction of approximately 14,000 permanent employees and approximately 5,000 temporary employees and contract workers during 2001, and the implementation of outsourcing programs for manufacturing and the refocusing of our research and development efforts in growth products. In furtherance of our restructuring plan, during 2001 we sold certain businesses, including our DSL modem business, and we divested 80% of our interest in Nexans, our energy cables business. During the same period, we also sold all of our ownership interests in Alstom and Areva, and part of our ownership interests in Thales and Thomson multimedia, as well as various assets, including manufacturing facilities in France and the United States, and we entered into an agreement to sell our European e-business distribution network. In 2002 to date, we have sold manufacturing facilities in Germany, Spain and France.

      We improved our balance sheet mainly through the reduction of net inventories and work-in-progress from € 7.4 billion (€ 6.7 billion excluding Nexan’s inventory) at year-end 2000 to € 4.7 billion at year-end 2001 (through better inventory management processes and write-offs of excess and obsolete inventory), the impairment of goodwill for several acquisitions in North America, a significant reduction in net financial debt from € 4.3 billion at the end of 2000 to € 2.7 billion at the end of 2001, and the net improvement of account receivables.

      The reduction of our net inventory and work-in-progress and more efficient cash management of our accounts receivable and accounts payable resulted in our generating over € 1.7 billion in positive operating cash flow in our fourth quarter of 2001 and as a result we had positive cash flow from operations in 2001 of € 545 million.

      The actions we took in 2001 are even more crucial as we expect 2002 to remain challenging. We expect our first quarter 2002 sales to decline by around 30% compared to the fourth quarter of 2001, with market softness compounding the usual seasonal effect. However, we expect our loss from operations for the first quarter 2002 to be approximately the same as the fourth quarter of 2001, despite the expected drop in sales volume, as a result of reduced costs and the non-recurrence of exceptional charges such as inventory depreciation, restructuring and provisions for doubtful customer accounts taken in the fourth quarter of 2001.

      Overall, we should benefit in 2002 from the efforts we made during 2001 to improve our balance sheet and from the decrease of our quarterly expenses due to the restructuring, including the reduction of our total workforce announced during 2001. We expect that our workforce will be reduced to approximately 84,000 employees by year end 2002. This should be accomplished through the implementation of approximately 7,000 job reductions and the transfer of approximately 8,000 positions through outsourcing and asset disposals, which reductions and transfers are part of the workforce reductions announced in 2001. We expect that our full-year 2002 income from operations will be positive. We are also targeting an additional € 1 billion reduction in operating working capital, further reducing our net debt, and generating positive cash flow from operations for 2002. However, if global economic and telecommunications market conditions do not improve or deteriorate further, we may not achieve our targets or have positive income from operations for 2002, and we may experience continued material adverse effects on our business, operating results and financial condition.

      We expect our restructuring costs in year 2002 to be more in line with those for years prior to 2001. However, if the situation in the telecommunications industry or economic conditions in general were to deteriorate further, we would have to consider taking additional restructuring steps, with a corresponding increase in restructuring costs.

      Despite the difficult economic environment during 2001, our business units continued to compete effectively against our peers. During that year, we increased our global market share in fixed and mobile networks, establishing Alcatel as the global leader among infrastructure vendors. For example, according to RHK, a leading telecommunications market research firm, in their reports issued in January and February 2002, we were ranked number one worldwide in sales of terrestrial and submarine optical transmissions systems in 2001. Infonetics, an international market research and consulting firm, reported in a March 2002 report that we continued to lead the worldwide market for digital subscriber line (DSL) equipment with a 42 percent share of DSL port shipments in 2001. The Dell’Oro Group, another leading telecommunications market research firm, reported in a February 2002 report that we made the biggest multiservice wide area network (WAN) market share gain in 2001 and became the second biggest supplier during the second half of the year, based on port shipments. Once market demand increases, we believe that our leading positions in broadband and optics technology provide us with a solid operating foundation to attract a higher portion of operators’ projected reduced capital expenditures, particularly at the access level. However, it is uncertain when market demand will start to increase. In addition, although we have achieved market share gains relative to our competitors, the telecommunications industry in which we market our products is volatile and highly competitive, and our competitive position may be adversely affected by severe price competition or an inability on our part to bring to market products resulting from technological innovations in our industry.

      Highlights of Transactions during 2002. In January 2002, we entered into a merger agreement to acquire Astral Point Communications, Inc., a provider of optical networking products, for 9 million Class A shares in exchange for all the outstanding stock, options and warrants of Astral Point. This transaction is expected to close in April 2002. Although we expect this transaction to close as described, we can provide no assurances that it will be consummated under its current terms or otherwise.

      In January, 2002, we announced that Sanmina-SCI Corporation, a leading electronics contract manufacturer, agreed to purchase our manufacturing facilities in Cherbourg, France; Gunzenhausen, Germany; and Toledo, Spain. The transaction is expected to close by summer 2002. In February, 2002, STMicroelectronics and we announced a cooperation agreement for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications, which contemplates the transfer to STMicroelectronics of our team of mobile phone integrated circuit designers. In March, 2002, we announced the signing of a memorandum of understanding with Jabil Circuit to outsource the European manufacturing of our PBX and IP-based PBX corporate telephone systems to Jabil Circuit, which contemplates the transfer of our Brest, France manufacturing facility to Jabil. The closing of the transaction is expected to occur by the end of April 2002.

      Highlights of Transactions during 2001. In two separate transactions in February and June of 2001, we sold our entire interest in Alstom for an aggregate price of approximately € 1,384 million. In June 2001, we consummated the initial public offering of shares of Nexans, our energy cables business, selling 20,125,000 Nexans shares at € 27 per share. We currently own a 20% interest in Nexans. In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales for € 795 million, paying half in cash and half in Thales shares that we owned. In September 2001, Alcatel acquired Kymata Ltd. (now known as Alcatel Optronics UK), a U.K. company involved in planar technology for optical components, for an aggregate of 9 million of our Class O shares and 2.2 million of our Class A shares. In October 2001, we entered into a binding memorandum of understanding with China’s Ministry of Information Industry to form Alcatel Shanghai Bell, which will integrate certain of our operations in China with Shanghai Bell. We will hold 50% plus one share of the equity in Alcatel Shanghai Bell and Chinese entities will own the remaining equity. We will reach our targeted percent ownership through the acquisition of an 18.35% interest in the entity for an aggregate price of approximately U.S. $312 million. The establishment of Alcatel Shanghai Bell is subject to the final approval of China’s relevant authorities, which is expected to be obtained during the second quarter of 2002. In November 2001, we sold 7 million Thales shares owned by us for € 269 million, reducing our interest in Thales to 15.83%. In December 2001, we sold our DSL modem operations to Thomson multimedia for € 140 million and we entered into a memorandum of understanding for the sale of Neco, our European e-Distribution division, to U.S. based-Platinum Equity. The Neco transaction is expected to close in April 2002. Although we expect the Alcatel Shanghai Bell and the Neco transactions to be consummated as described, we can provide no assurances that these transactions will be consummated under their current terms or otherwise.

      During 2001 we outsourced or disposed of certain of our manufacturing operations as follows: we transferred our manufacturing operations carried out at Raleigh, North Carolina to Sanmina and to certain other parties, we sold our Sao Paolo, Brazil manufacturing operations to Sanmina, we closed our Saft manufacturing operations in Tijuana, Mexico and we sold our Saft manufacturing plants in Sao Paolo, Brazil and Seoul, Korea.

      Highlights of Transactions during 2000. In January 2000, we acquired Genesys Telecommunications Laboratories, Inc., a provider of contact center solutions, in a stock-for-stock transaction valued at approximately € 1.43 billion. In May 2000, we acquired Newbridge Networks Corporation, which manufactures and markets networking solutions for Internet, telecommunications and cable service providers, in a stock-for-stock transaction valued at approximately € 7.53 billion. In November 2000, we purchased $ 700 million of 360networks inc. convertible preferred stock, though in 2001 we wrote down all of the value of this investment due to 360networks’ bankruptcy protection filing in 2001.

Alcatel Consolidated Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

      Net Sales. Consolidated net sales decreased to € 25,353 million for 2001 compared to € 31,408 million (published) for 2000. Our results for the year 2000 included Nexans, the energy cabling business that we spun off in June 2001. Our year 2001 results reflect Nexans as an equity affiliate, at 100% through June 2001 and at 20% thereafter. On a pro forma basis (that is, accounting Nexans as an equity affiliate at 100%), net sales for 2000 were € 26,788 million, a decrease in 2001 from pro forma 2000 of approximately 5.4%. The decrease in net sales for 2001 compared to pro forma 2000 sales was primarily due to the deterioration in telecommunications and information infrastructure markets in North America, a decline in the submarine transmission networking market due to overcapacity and a significantly slower mobile telephone market. These negative effects were partially offset by strong sales growth in the Asia Pacific region (including in mobile networking and in China) and in our SDH and DWDM terrestrial optical transmission business.

      Net sales by geographic area were as follows: net sales made in Europe decreased to € 12,811 million in 2001 from € 16,849 million (published) in 2000 and € 13,675 million (pro forma) in 2000; net sales made in the United States decreased to € 4,930 million for 2001 from € 6,980 million (published) in 2000 and € 6,192 million (pro forma) in 2000; net sales made in Asia increased to € 3,396 million in 2001 from € 2,302 million (published) in 2000 and € 2,132 million (pro forma) in 2000; net sales made in the rest of the world decreased to € 4,216 million for 2001 from € 5,277 million (published) in 2000 and € 4,789 million (pro forma) in 2000. In 2001, Europe accounted for 50.6% of net sales while the United States, Asia and the rest of the world accounted for 19.4%, 13.4% and 16.6%, respectively. This compared with the following percentages of pro forma net sales for 2000: Europe: 51.0%, United States: 23.1%, Asia: 8.0% and the rest of the world: 17.9%.

      SG&A Expenses. Selling, general and administrative expenses (including research and development costs) were € 6,640 million for 2001 compared to € 6,964 million (published) and € 6,486 million (pro forma) in 2000, an increase from pro forma of 2.4%. The increase compared to 2000 pro forma figures was primarily attributable to relatively strong sales activity in the first quarter of 2001, with a corresponding rise in SG&A expenses, which for the first half of the year amounted to € 3,477 million. Reductions we made in our workforce in the United States and Europe in the second half of 2001 and other restructuring measures taken as described above reduced the upward trend in SG&A expenses, resulting in SG&A expenses of € 3,163 million for that period, but this reduction did not entirely offset the increase in the first half of the year.

      Income (loss) from operations. We recorded a loss from operations of € (361) million for 2001 compared to income from operations of € 2,251 million (published) and € 2,082 million (pro forma) for 2000. This decrease in profitability was primarily due to losses incurred by our U.S. operations, mobile telephone operations and submarine networking activities, as well as write-offs for excess and obsolete inventory.

      Financial Loss. Financial loss was € (1,568) million for 2001 compared to € (435) million (published) and € (394) million (pro forma) for 2000. This increased loss over pro forma 2000 was primarily attributable to a € (820) million write-off related to 360 networks, € (171) million of provisions related to guarantees provided by us to financial institutions with respect to customers’ loans and to direct loans provided by us to our customers, as well as higher interest and foreign exchange costs for 2001.

      Restructuring Costs. Restructuring costs were € (2,124) million for 2001 compared to € (143) million (published) and € (113) million (pro forma) for 2000. This major increase is a result of the exceptional steps taken in 2001 to face the deterioration of the telecommunications industry and the general economic slowdown. The increase in cost was primarily attributable to costs related to the outsourcing of GSM handset production in Europe and the restructuring of our European and U.S. operations and our submarine networking activities.

      Other Revenue (Expense). Other revenue (expense) was € (213) million for 2001 compared to € 623 million (published and pro forma) for 2000. The revenue of € 943 million represents gains on disposal of assets, including mainly a capital gain of € 1,122 million on the disposal of Alstom shares and a capital gain of € 396 million relating to the disposal of interests in Vivendi, Société Générale, Thales and Thomson multimedia, partially offset by a capital loss of € 637 million incurred in connection with the Nexans initial public offering. The expense included in this item of € (1,156) million primarily related to a write-off of accounts receivable for € (190) million, contract cancellation costs for € (417) million, and costs associated with the transfer of certain operations to third parties for € (437) million.

      Income (loss) before amortization of goodwill, taxes and purchased R&D. Income (loss) before amortization of goodwill, taxes and purchased R&D was a loss of € (4,266) million for 2001 compared to a gain of € 2,296 million (published) and € 2,198 million (pro forma) for 2000.

      Income Taxes. Income taxes amounted to a benefit of € 1,261 million for 2001 compared to an expense of € (497) million (published) and € (465) million (pro forma) for 2000. This benefit was primarily due to the creation of a net deferred income tax asset of € 1,412 million for 2001, mainly in France (€ 676 million) and in the United States (€ 522 million), partially offset by an income tax charge of € 151 million. Our effective tax rate (net income taxes divided by net income (loss) before taxes, shares in net income of equity affiliates, amortization of goodwill and purchased research and development) was a (29.6%) credit in 2001 instead of an expected tax credit rate of 34.7%, primarily due to the realization of significant losses in some of our subsidiaries in the United States, Belgium, Brazil and Spain, against which no deferred tax assets were booked. The effective tax rate in 2000 was a 21.6% charge.

      Share in the net income of equity affiliates. Share in the net income of equity affiliates decreased to € (16) million in 2001 from € 125 million (published) and € 172 million (pro forma) in 2000. The decrease of € 188 million as compared to the 2000 pro forma figure was in part due to the sale of our interest in Alstom, the decrease of our ownership interest in Thales and the spin-off of 80% of Nexans.

      Amortization of Goodwill. Amortization of goodwill was € (1,933) million in 2001 compared to € (576) million (published) and € (562) million (pro forma) in 2000. This increase reflects the impairment of goodwill on the acquisitions of Xylan, Packet Engines, Assured Access, Internet Devices and Innovative Fibers.

      Net Income (Loss). Based on the above, we recorded a net loss of € (4,963) million for 2001 compared to net income of € 1,324 million (published and pro forma) for 2000. As described above, this decrease was primarily attributable to restructuring charges, impairment of goodwill and acquired technology, write-offs of assets and accounts receivable, write-offs of investments and contract cancellation costs, with the negative impact of these items being somewhat reduced by the related tax effect.

Results of Operations by Business Segment for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

      The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income from operations and capital expenditures for tangible assets for each of our business segments for each of the last three years. Our results for the year 2000 and 1999 included Nexans, the energy cables business which we spun off in June 2001. Our year 2001 results reflect Nexans as an equity affiliate, at 100% through June 2001 and at 20% thereafter.

	Carrier			Space &		Other	Total
	Networking	Optics	e-Business	Components	Nexans	and Eliminations	Group

	(in millions)
2001
Sales	€11,478	€7,540	€3,488	€3,684	€—	€(837)	€25,353
Income (loss) from operations(1)	(165)	145	(506)	155	—	10	(361)
Capital expenditures for tangible assets	332	901	65	176	—	2	1,476
2000
Sales	11,761	7,110	4,827	3,793	4,783	(866)	31,408
Income from operations	809	856	110	269(2)	169	38	2,251
Capital expenditures for tangible assets	395	599	165	189	238	14	1,600
1999(3)
Sales	7,460	5,023	3,625	3,311	4,182	(578)	23,023
Income from operations	294	614	35	188	138	6	1,275
Capital expenditures for tangible assets	259	265	147	197	150	10	1,028

(1)	For 2001, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued have been reclassified under the line “Other Revenue (Expense).”

(2)	Due to its unusual amount, the reserve for the Globalstar receivable (€ 25 million) has been reclassified to “Other Revenue (Expense).”

(3)	Amounts for 1999 have been restated to reflect the reorganization of the business segments in 2000.

Carrier Networking

      The sales of our Carrier Networking segment were € 11,478 million for 2001 compared to € 11,761 million for 2000, a decrease of 2%. Despite the overall slowdown in sales, broadband networking performed well in Europe and Asia Pacific as ATM sales continued to gain market share. We shipped in excess of 8 million ADSL lines in 2001, compared to approximately 6 million ADSL lines shipped in 2000. GSM mobile infrastructure sales were healthy in Eastern Europe and Asia Pacific. Network design, build and operational services continued to perform well though sales were down from 2000 as a major European contract came to a close during 2001. Voice switching and digital loop carrier (DLC) revenues were soft as a slowdown in Latin America and Western Europe compounded reduced spending in the United States.

      The Carrier Networking segment’s loss from operations was € (165) million for 2001 compared to income from operations of € 809 million for 2000. The primary reason for this result was the negative impact of the segment’s lower voice switching and DLC sales, especially in the United States, and inventory write-offs. Positive contributors to this result in 2001 were ATM switching, services and mobile infrastructure.

      The Carrier Networking segment’s inventories and work-in-progress were € 1,874 million in 2001 compared to € 2,996 million in 2000 due to efforts to improve inventory management processes, inventory write-offs and the sale of our DSL modem business.

Optics

      The sales of our Optics segment increased 6% to € 7,540 million in 2001 from € 7,110 million in 2000. The primary reason for this result was that terrestrial optical networking revenues remained solid in Europe and Asia Pacific as sales of add-drop multiplexers, cross connects and DWDM equipment enabled us to solidify gains in market share in those market segments. Though the U.S. market remained weak for long haul transmission, we increased our DWDM sales in that market during 2001. Optical fiber sales increased by approximately 20%, while sales in submarine networking were down over 30% in 2001 compared to 2000.

      Income from operations decreased 83% to € 145 million in 2001 from € 856 million for 2000. Terrestrial transmission operations in Europe and optical fiber operations performed better than transmission operations in the United States, submarine networking and Optronics, which were impacted by inventory write-offs and, in the case of submarine networking, contract cancellations.

      The Optics segment’s inventories and work-in-progress were € 2,061 million in 2001 compared to € 2,374 million in 2000 as a result of our efforts to reduce operating working capital, including better inventory management and inventory write-offs.

e-Business

      The sales of the e-Business segment were € 3,488 million for 2001 compared to € 4,827 million for 2000, a 28% decrease. The primary reason for this result was the poor performance of GSM mobile handsets. The volume of GSM mobile handsets shipped was approximately 10 million units in 2001, down from approximately 20 million in 2000. In the fourth quarter, sales of GSM mobile handsets rebounded as normalized inventory channels and a successful new product launch combined to result in 4.1 million units sold. In the Enterprise market, Genesys applications and voice networking solutions performed well and resulted in greater market share in 2001 compared to 2000. Sales of data networking solutions declined slightly although market share remained stable.

      Loss from operations was € (506) million for 2001 compared to income from operations of € 110 million in 2000. Satisfactory results from the application and voice products operations were more than offset by significant losses in the handset business and continuing R&D expenses associated with data networking product introductions that are planned for the second quarter of 2002.

      The e-Business segment’s inventories and work-in-progress were € 244 million for 2001 compared to € 827 million in 2000 primarily due to a materially slower market for GSM mobile handsets and the outsourcing of production during 2001.

Space & Components

      The sales of the Space and Components segment decreased 3% to € 3,684 million in 2001 from € 3,793 million in 2000. Satellite sales were unchanged from the previous year as a decline in commercial telecommunications sales were offset by institutional sales related to navigation, meteorology and scientific observation. Components sales declined slightly, although our presence in multiple geographic markets, some of which experienced increased sales, mitigated the impact of the economic slowdown, particularly in the U.S. Battery sales were little changed from 2000 as reduced sales volumes from the closure of our factory in Mexico were offset by satisfactory performances in the air and train transport sectors.

      Income from operations was € 155 million for 2001 compared to € 269 million for 2000, a decrease of 42%. Almost 70% of the decline was attributable to the satellite division where profitability declined due to a higher level of prototype development and provisions taken in relation to commercial satellite networks. The remaining decline is attributable to the component division as the battery division posted income from operations similar to 2000.

      The Space and Component segment’s inventories and work-in-progress were € 501 million in 2001 compared to € 515 million in 2000. The relative stability is due to the fact that our satellite construction projects tend to be long term (18 to 36 months) in nature and do not normally vary significantly from one year to the next.

Alcatel Consolidated Results of Operations for the Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

      Net Sales. Consolidated net sales increased by 36.4% to € 31,408 million in 2000 from € 23,023 million in 1999. Consolidated net sales for telecommunications (which do not take into account Nexans sales) increased by 41% from € 18,970 million to € 26,788 million, and represented 85% of consolidated net sales in 2000. The increase was due principally to increases in sales of ADSL lines, mobile communications infrastructure, mobile (GSM) handsets and terrestrial and submarine transmission systems. The increase in copper prices from 1999 to 2000 contributed to an 8.7% increase in Nexans’ net sales.

      Net sales by destination made in Europe increased to € 16,849 million in 2000 from € 13,881 million in 1999, but decreased as a percentage of consolidated net sales — 53.6% for 2000 as compared with 60.3% for 1999. Net sales by destination made in the United States increased to € 6,980 million or 22.2% of consolidated net sales for 2000, from € 4,239 million or 18.4% of consolidated net sales in 1999. Net sales by destination made in Asia (not including sales made by Shanghai Bell, which were accounted for under share in net income of equity affiliates) increased to € 2,302 million in 2000 from € 1,809 million in 1999, but decreased as a percentage of consolidated net sales — 7.3% for 2000 as compared with 7.9% for 1999. Net sales by destination made to the rest of the world increased to € 5,277 million or 16.8% of consolidated net sales for 2000, from € 3,094 million or 13.4% of consolidated net sales in 1999.

      Income from Operations. Income from operations increased to € 2,251 million in 2000, from € 1,275 million in 1999 as each segment’s income increased, particularly the e-Business and Carrier Networking segments, which each experienced triple-digit growth. Operating margin (income from operations divided by net sales) increased to 7.2% in 2000, compared to 5.5% in 1999. Gross margin increased to 29.3% in 2000, compared to 28.7% in 1999. This increase was due primarily to increased sales.

      Financial Loss. Financial loss increased to € (435) million in 2000 from € (181) million in 1999. The increase was due mainly to an increase in net interest expense and the creation of a € 175 million reserve for the depreciation of the value of financial assets, of which € 114 million relates to Globalstar’s writedown of assets in 2000 due to Alcatel Space’s 51% ownership interest in Globalstar. Net interest expense increased to € (235)

million in 2000 from € (114) in 1999, due to a 92% increase in net debt during 2000, resulting from a decrease in cash and cash equivalents which were used to fund an increase in working capital needs.

      Restructuring Costs. Restructuring costs for new plans and adjustments to previous estimates decreased to € (143) million for 2000 from € (380) million for 1999. The restructuring costs for new plans in 2000 were principally related to severance costs incurred by Alcatel Networks Corporation, Alcatel CIT and Nexans Deutschland.

      Other Revenue (Expense). Other revenue decreased to € 623 million in 2000 from € 925 million in 1999. Other revenue for 2000 primarily included € 914 million in net capital gains, which arose mainly from the sales of a portion of our equity interest in Vivendi Universal and Société Générale and all of our equity interest in Abatis Corporation. Such capital gains were offset against expenses linked to the acquisition of Newbridge, including € 60 million of unrealized capital losses relating to securities owned by Newbridge that we anticipate that we will sell, € 224 million paid in retention bonuses and severance payments and the shutdown costs of Newbridge’s LMDS operation in Canada.

      Income before amortization of goodwill, taxes and purchased R&D. Income before amortization of goodwill, taxes and purchased R&D increased to € 2,296 million in 2000 from € 1,639 million in 1999.

      Income Taxes. Total income taxes increased to € (497) million in 2000 from € (368) million in 1999. This increase was primarily due to improved profitability, but was offset by the creation of a net deferred income tax asset related to Alcatel Networks Corporation’s losses in the United Kingdom and losses at Alcatel Internet Incorporated (formerly Xylan) in the United States. Our effective tax rate (income tax divided by income before taxes, share in net income of equity affiliates, amortization of goodwill and purchased R&D) for 2000 decreased to 21.6% compared with 22.5% in 1999 primarily as a result of reduced taxes on capital gains.

      Share in the net income of equity affiliates. Share in the net income of equity affiliates decreased to € 125 million in 2000 from € 210 million in 1999, primarily due to the sale of a majority of the shares that we had owned in Framatome at the end of 1999.

      Amortization of Goodwill. Amortization of goodwill increased to € (576) million in 2000 from € (471) million in 1999. This increase reflects the amortization of goodwill on several U.S. companies acquired in 1999 for a full year (instead of on a pro rata basis in 1999), the amortization in 2000 of goodwill relating to Thales due to the exchange of Framatome shares at the end of 1999, and the write-off of the goodwill on Alcatel Reseaux d’Enterprise (ARE) in 2000.

      Minority Interests. Minority interests amounted to € (3) million in 2000 from € (37) million in 1999 and was due to the impact of the Globalstar writedown accounted for by Alcatel Space in 2000.

      Net Income. Net income increased to € 1,324 million in 2000 from € 644 million in 1999, with improvements in operating income, a higher level of capital gains and a 93.6% decrease in the charge for purchased R&D contributing to the increase. Under the French accounting standards adopted in 1999, most of the purchased R&D charge is now charged to equity.

Results of Operations by Business Segment for the Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999.

Carrier Networking

      The sales of our Carrier Networking segment increased 57.7% to € 11,761 million in 2000 from € 7,460 million in 1999. Newbridge’s financial results were consolidated with our results beginning June 1, 2000. The U.S. networking business continued to perform well and sales of wireline broadband access (Litespan™) products and switching systems were strong. Total sales of switching systems for 2000 increased by 19.3% from 1999. Sales of services, particularly in designing, building and integrating networks, continued to expand strongly and contributed 21.9% of the growth of the segment. In 2000, approximately 6 million ADSL lines were shipped compared to the shipment of approximately 1.6 million ADSL lines in 1999. Mobile infrastructure (GSM) sales for 2000 increased by 19.8% from 1999 and were strong in Europe and achieved significant gains in Africa and the Middle East. ATM sales were healthy, especially in Europe, while sales of intelligent networking solutions also contributed to the growth of sales in this segment.

      The Carrier Networking segment’s income from operations increased to € 809 million in 2000 from € 294 million in 1999. Margins improved across most product lines and broadband access (Litespan™), network services and switching led the improvement. The cost-cutting strategy for the circuit switching business (the A1000 product series) continued to produce results as the segment outsourced maintenance and support and reduced research and development costs.

      The Carrier Networking segment’s inventories and work-in-progress increased to € 2,996 million in 2000 from € 1,242 million in 1999 due to an increased sales volume and an industry wide components shortage.

Optics

      The sales of our Optics segment increased 41.5% to € 7,110 million in 2000 from € 5,023 million in 1999. In terrestrial transmission systems, where sales increased by 25.1% over 1999, sales in the United States and Europe were strong and were increasingly driven by cross connects and DWDM transmission, which collectively accounted for 24.5% of the segment’s sales revenues in 2000. Submarine transmission systems sales in 2000 increased by 52.9% over 1999 and continued to be a key factor for the segment with strong demand in the Asia Pacific and Atlantic regions. Submarine and terrestrial transmission sales together contributed approximately 73.7% of the growth of the segment. Fiber optics sales experienced triple-digit growth with strong demand for Teralight™ fiber. In 2000, 12 million kilometers of fiber optic cable were sold as compared to sales of 8 million kilometers of fiber optic cable during 1999. Public network operators who continue to expand their networks provided this demand. Finally, the Optronics division’s sales increased 144% year-on-year.

      Income from operations increased to € 856 million for 2000 from € 614 million for 1999 due to a substantial contribution from submarine transmission and optical fiber on a worldwide basis and terrestrial transmission and Optronics in the United States and Europe, despite a continuing, intensive research and development effort in optical networking products.

      The Optics segment’s inventories and work-in-progress increased to € 2,374 million in 2000 from € 1,174 million in 1999 due to an increased sales volume and an industry wide components shortage.

e-Business

      The sales of the e-Business segment increased 33.2% to € 4,827 million in 2000 from € 3,625 million in 1999. Mobile (GSM) handset sales in 2000 increased by 71.8% over 1999. The volume of mobile (GSM) handsets shipped reached approximately 20 million units in 2000, amid increasing signs at the end of the year of a slowdown in the European market. Genesys contact center applications contributed to the segment’s overall revenue growth, as sales volumes achieved high double-digit growth. PBX products and services declined in the third and fourth quarters, after a strong first half of the year leading to an overall flat growth rate for 2000. LAN switch sales were strong during the first six months of 2000 but experienced weakness in the last six months to end up 21.3% for the year.

      Income from operations increased to € 110 million in 2000 compared to € 35 million in 1999. This increase was led by a significant improvement in mobile (GSM) handset margins due to an increase in volume and a higher average sales price. Genesys’ contact center applications contributed high double-digit margins. Offsetting these increases were losses incurred in e-Distribution, where on-going restructuring to try to focus sales through value-added resellers, impacted both sales volume and margins.

      The e-Business segment’s inventories and work-in-progress increased to € 827 million in 2000 from € 531 million in 1999 due to an increased sales volume and an industry wide components shortage.

Space and Components

      The sales of the Space and Components segment increased 14.6% to € 3,793 million in 2000 from € 3,311 million in 1999. Radio frequency systems and, during the second half of 2000, space-based communication satellites were the primary contributors to such increase. Telecom sub-assembly components benefited from high demand among Alcatel’s segments and third party customers. The battery business sales for 2000 increased by 28.6% over 1999, led by sales of lithium batteries in the United States.

      Income from operations increased to € 269 million for 2000 from € 188 million for 1999. The increase was due to improvements in production costs for components.

      The Space and Component segment’s inventories and work-in-progress increased to € 515 million in 2000 from € 394 million in 1999 due to an increased sales volume and an industry wide components shortage.

Nexans

      The sales of the Nexans segment increased 14.4% to € 4,783 million in 2000 from € 4,182 million in 1999. At constant copper prices, growth would have been 5.3%. The improvement in the European market for installation cables, the favorable demand in North America for energy cables as well as strong growth in specialty cables for telecom, aeronautic and medical applications contributed to the increase in net sales. Metallurgy product sales continued to benefit from a strong European enameled wire business.

      Income from operations increased to € 169 million for 2000 from € 138 million for 1999. The increase was due to the above-mentioned progress in specialty cables but also to the positive effect of previously instituted cost-cutting measures in the energy and telecom cable business where an intensive program to streamline industrial activities was undertaken by us.

      The Nexans segment’s inventories and work-in-progress increased to € 703 million in 2000 from € 622 million in 1999 due to better supply chain management.

Alcatel Liquidity and Capital Resources

Liquidity

  Cash Flow for the Years Ended December 31, 2001, 2000 and 1999

      Net Cash Provided (Used) by Operating Activities. Net cash used by operating activities before changes in working capital was € (555) million, primarily due to the net loss of € (4,963) million for the year 2001, adjusted for non-cash items, primarily amortization of goodwill and purchased R&D and changes in other reserves. However, for the year ended December 31, 2001, net cash provided by operating activities was € 545 million, compared to net cash used by operating activities of € (1,245) million for 2000. This improvement was primarily attributable to cash provided by a decrease of accounts receivable of € 1,117 million for 2001 compared to € (2,147) million used in 2000, and cash provided by a decrease in inventories of € 1,186 million compared to € (3,330) used in 2000, partially offset by a decrease in accounts payable and accrued expenses of € 1,203 million (compared to an increase of € 2,089 million for 2000). These changes are the result of the actions that we took to improve our net working capital position.

      Net cash provided by operating activities before changes in working capital for the year 2000 was € 2,143 million, primarily due to the net income of € 1,324 million (adjusted for non-cash items). However, for the year ended December 31, 2000, net cash used by operating activities was € (1,245) million compared to net cash provided by operating activities of € 1,076 million for 1999, due to an increase in inventories of € 3,330 million, accounts receivable of € 2,147 million, and an increase in accounts payable and accrued expenses of € 2,089 million.

      Net Cash Provided (Used) by Investing Activities. Net cash provided by investing activities was € 1,545 million for 2001 compared to € (1,852) million used by investing activities for 2000, mainly due to cash proceeds from the sale of previously consolidated companies (net of cash sold) and unconsolidated companies, which provided € 3,627 million for 2001 compared to € 1,579 million for 2000, and to the fact that loans provided by us decreased by € 299 million in 2001 compared to an increase of € 962 million in 2000. Capital expenditures amounted to € 1,748 million during 2001, relatively unchanged from the € 1,834 million spent during 2000.

      Net cash used by investing activities was € 1,852 million during 2000 compared to € 2,476 million during 1999. This is explained by cash expenditures for acquisitions of consolidated companies (net of cash acquired) and unconsolidated companies of € 834 million during 2000, compared to expenditures of € 2,173 million during 1999, and cash proceeds of € 1,579 million from the sale of previously consolidated companies (net of cash sold) and unconsolidated companies during 2000 compared to cash proceeds of € 750 million during 1999. Loans provided by us increased by € 962 million in 2000 compared with an increase of € 20 million in 1999, mainly due to our investment in 360 networks. Capital expenditures amounted to € 1,834 million during 2000 compared with € 1,224 million during 1999.

      Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities was € (216) million in 2001 compared to cash provided of € 2,658 million for 2000. The principal reasons for this change were a relatively smaller issuance of long-term debt, a relatively larger decrease in short-term debt, and a very minor capital increase, compared to a € 1,490 million capital increase in 2000. We reduced our short-term debt by € 1,401 million for 2001 compared to a reduction of € 889 million in 2000, which is in line with our general policy to try to favor long term debt over short-term debt. We issued long-term debt of € 1,744 million, compared to an issuance of € 2,565 for 2000. The long-term debt issued in 2001 includes € 1.2 billion in bonds completed in December 2001. The bonds bear a 7% annual coupon and will mature on December 7, 2006. At the same time, we also raised € 120 million by increasing the amount outstanding under our existing bond issue maturing on February 17, 2009.

      Net cash provided by financing activities was € 2,658 million at December 31, 2000 compared to € 1,123 million at December 31, 1999. We decreased our short-term debt by € 889 million during the year ended December 31, 2000 and issued long-term debt of € 2,565 million, principally through four bond issuances: € 253 million net proceeds (Yen 28 billion) in 0.41% bonds, maturing on March 20, 2002; € 600 million in floating rate bonds (euro overnight index averaged plus 0.24% per annum) maturing on June 20, 2002; € 600 million in floating rate bonds (3-month EURIBOR plus 0.15% per annum) maturing on September 12, 2003; and € 1,000 million in fixed-rate bonds due September 15, 2005 at an interest rate of 5.875%. Proceeds from the issuance of shares, mainly in connection with the issuance of Class O shares and ADSs, was € 1,490 million for the year ended December 31, 2000. In August 2000, we redeemed all of our outstanding 7% exchangeable bonds due August 1, 2000 for an aggregate amount equal to € 498 million.

      Short-Term Investments and Cash and Cash Equivalents. As a result of the above, our cash and cash equivalents were € 4,578 million on December 31, 2001 (an increase of € 1,881 million over December 31, 2000), € 2,697 million on December 31, 2000, and € 3,140 million on December 31, 1999. Including short-term investments these amounts were € 5,013 million, € 3,060 million, € 3,595 million, respectively.

Capital Resources

      We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, and the issuance of debt and equity in various forms. Our ability to draw upon these resources is dependent upon a variety of factors, which include our customers’ ability to make payments on outstanding receivables, our credit ratings, debt and equity market conditions generally and our success in carrying out our non-core asset divestment program.

      Credit Ratings. As of March 27, 2002, our credit ratings were as follows:

	Long-Term	Short-Term	Last
Rating Agency	Debt	Debt	Update

Standard & Poor’s	BBB	A-3	2/13/02
Moody’s	Baa2	Prime-2	2/18/02

      On February 13, 2002, Standard & Poor’s lowered its short-term corporate credit rating relating to us from A-2 to A-3. At the same time, it reconfirmed its long-term corporate credit and senior unsecured debt ratings relating to us of BBB, which were established on November 13, 2001.

      On February 18, 2002, Moody’s lowered its senior debt rating relating to us from Baa1 to Baa2. At the same time, it reconfirmed its rating for our short-term debt of Prime-2, which was established on September 10, 2001.

      Each of Moody’s and Standard & Poor’s indicated in February that its outlook on our credit rating was negative, mainly due to weak market conditions and the limited visibility affecting the telecommunications industry. Consequently, we can provide no assurances that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies.

      In view of our current short-term debt ratings, commercial paper may become less readily available to us. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and reduction in access to the capital markets.

      Short-Term Debt. At December 31, 2001, we had € 1,796 million of short-term financial debt outstanding, which included € 558 million of the short-term portion of bonds and notes issued, € 502 million of commercial paper and € 483 million of bank loans and lines of credit. We also had approximately € 2.6 billion in undrawn stand-by credit lines denominated in several currencies with a number of banks to back up commercial paper issuances. Our continued access to the commercial paper markets is closely linked to our credit rating: should our short-term credit rating fall below-A3/-P3, we would face further difficulties in accessing the commercial paper market. This is mitigated by the fact that our reliance on the commercial paper market has been reduced from € 668 million outstanding at December 31, 2000, to approximately € 502 million commercial paper outstanding at December 31, 2001.

      Long-Term Debt. At December 31, 2001, we had € 5,879 million of long-term financial debt outstanding, mostly in the form of bonds. Other than the € 1.2 billion bond issuance in December 2001 described under “Liquidity — Net Cash Provided (Used) by Financing Activities” above, our primary bond issues outstanding are: € 1,000 million fixed rate (5.875%) bonds issued in September 2000 and maturing in September 2005; € 600 million floating rate (Euribor 3 months + 15 basis points) issued in September 2000 and maturing in September 2003; € 600 million floating rate (Eonia + 24 basis points) bonds issued in June 2000 and maturing in June 2002; € 500 million fixed rate (5.00%) bonds issued in October 1999 and maturing in October 2004; and € 1,120 million fixed rate (4.375%) bonds (out of which € 1 billion were issued in February 1999 and € 120 million were issued in December 2001) and maturing in February 2009.

      Rating Clauses Affecting our Debt. The outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of our credit rating. However, the € 1.2 billion bond issue maturing in December 2006 includes a clause increasing the interest rate payable by 150 basis points should our ratings fall below investment grade.

      Our stand-by bank credit lines (which were undrawn on December 31, 2001) include a rating trigger clause at the level of BBB- with Standards & Poor’s and at the level of Baa3 with Moody’s for some of the credit lines and below BBB/Baa2 for the others. The clauses provide that if our rating falls below these levels, we must reach agreement with the banks on new conditions within 45 days of the rating change. If no agreement is reached, the lines become due and payable.

      Facility Currently Under Syndication. In March 2002, we announced that we had engaged three financial institutions to arrange and underwrite a € 1.5 billion multi-currency revolving credit facility, split into a € 500 million 364-days tranche and a € 1 billion 3-year tranche. The facility is intended to replace several existing undrawn committed credit lines described under “Short-Term Debt” above, and would be available for general corporate purposes. If finalized, the syndicated facility would be available on a fully revolving basis, subject to our meeting certain financial covenants. Availability of the facility would not be linked to our ratings performance. We believe this facility would extend our debt maturity profile and further strengthen our financial position. However, there is no assurance that the facility will be finalized, or if so, that the terms and conditions described above will apply.

      Debt to Equity Ratio. Total net financial debt (total financial debt less cash and cash equivalents) on December 31, 2001 was € 2,662 million. Our net financial debt to shareholders’ equity ratio was 27.6% on December 31, 2001, compared to 30.2% on December 31, 2000. Debt incurred by our banking subsidiary, Electro Banque (which was € 660 million on December 31, 2001) is not included in our total net financial debt.

      Contractual Obligations. We have certain contractual obligations that extend out beyond 2002. Among these obligations we have long-term debt and capital leases. Our total contractual cash obligations at December 31, 2001 for these two items are:

	Total	2002	2003	2004	2005	2006	After

	(in millions)
Long-term debt	€ 5,879	€ 0	€ 1,068	€ 854	€ 1,145	€ 1,429	€ 1,383
Capital leases	€ 105	€ 16	€ 20	€ 17	€ 17	€ 17	€ 18

      Off-balance commitments and contingencies. On December 31, 2001, our off-balance sheet commitments and contingencies amounted to € 12,631 million, consisting primarily of € 10,750 million attributable in most part to commitments on long-term contracts for the supply of telecommunications equipment and services. Generally we provide these undertakings to back performance bonds issued to customers, and bank guarantees given to customers on our behalf. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts.

      Included in the € 12,631 million is a € 1,390 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts.

      We initially include these commitments within our off-balance sheet contingencies. If certain subsequent events occur, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, the estimated risk is reserved for on the consolidated balance sheet under the line item “Accrued Contract Costs and Other Reserves.”

      Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of December 31, 2001, net of reserves, we had provided customer financing of approximately € 1,634 million. This amount includes € 792 million of receivables sold pursuant to our securitization program described below, € 579 million of direct loans to customers, and € 263 million of other commitments. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 1,182 million.

      In 1999 we established a securitization vendor financing (SVF) program arranged by Citibank, to transfer some of the risks associated with customer loans and undrawn commitments to an SVF trust by selling to the trust interests in our vendor finance loan portfolio and transferring certain undrawn commitments. Selling our customer loans to the trust allows us to receive cash, prior to the due date, for a portion of our customer financing loan portfolio. Subject to certain conditions, the trust is committed to buy $1.2 billion (approximately € 1.35 billion) of loans from us. In all cases where we sell our customer loans we retain off-balance sheet 30% of the risk on loans sold to the trust. At December 31, 2001, we had sold € 792 million of receivables to the trust, and retained a risk of € 238 million with respect to these receivables (the amount included in our off-balance sheet commitments and contingencies is € 408 million, corresponding to the maximum risk which we could retain assuming a sale of € 1.35 billion of receivables). In addition, the SVF program also allows us to transfer up to $1.2 billion (approximately €1.35 billion) in undrawn commitments to provide financing to customers. At December 31, 2001, we had transferred approximately € 318 million in undrawn commitments to the SVF trust.

      The arrangements with the trust are subject to a rating trigger clause, which requires us to renegotiate the terms of the program if the credit rating for our long-term debt by Standard & Poor’s falls below its current BBB level. The arrangements also provide for an annual renegotiation of the terms of the program. The next regularly scheduled renegotiation is in May 2002. We expect such renegotiation to be successful. However, if we are unable to successfully conclude this renegotiation, we will have to buy back the entire amount of the loans sold to the trust. This would increase our net debt position and reduce our off-balance sheet commitments and contingencies.

      We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

      The amount of our customer loans could grow due to our current efforts to increase our market share of 3G network contracts with established mobile telephone service providers and their subsidiaries, who typically include a vendor financing requirement as one of the conditions for awarding contracts.

      Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry have caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we have realized and may in the future realize, losses on any extended credit given and loans made to the customer, or on guarantees provided for the customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

      Capital Expenditures. We expect our capital expenditures in 2002 to be closer to the 1999 level than to the 2000 and 2001 levels. This is primarily due to the fact that our production capacity expansion program, implemented to meet high customer demand during the years 2000 and 2001, is substantially complete, and to the effect of the outsourcing of some of our non-critical manufacturing capacity put in place in 2001 and early this year, and of projected further outsourcing.

      We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital.

Qualitative and Quantitative Disclosures About Market Risk

Financial instruments

      We enter into derivative instruments primarily to manage our exposure to fluctuations in interest rates, foreign currency exchange rates and equity investments. All derivative instruments held or issued by us at year-end are economic hedges of existing or anticipated financial or commercial transactions, although some transactions could not be designated in a qualifying hedging relationship under SFAS 133.

      Anticipated transactions mainly relate to firm commercial contracts and commercial bids. Firm commercial contracts and other firm commitments are hedged using forward exchange contracts while commercial bids are hedged using mainly currency options. The duration of anticipated transactions which are not firmly committed does not usually exceed 18 months.

      Our policy is not to take speculative positions. Our strategies to reduce exchange and interest rate risk have served to mitigate, but not eliminate, the positive or negative impact of exchange and interest rate fluctuations. Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and, to a lesser extent, the British pound. Because our financial statements are denominated in euro, fluctuations in currency exchange rates, especially the dollar against the euro, could have a material impact on our reported results. We also experience other market risks, including changes in interest rates, in prices of marketable equity securities that we own. We use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our business, financial condition and operating results may be adversely affected.

Counterparty risk

      We are exposed to credit risk in the event a counterparty should default. This risk is monitored on a daily basis, within strict limits based on the ratings of counterparties. A net exposure on each market counterparty is calculated taking into account the nature and duration of the transactions and the volatilities of underlying market instruments. Counterparties are generally major international banks.

Foreign currency risk

      Derivative foreign exchange instruments are mainly used to hedge future sales denominated in non-euro currencies. Globally, we sell forward these non-euro currencies. An unfavorable assumption in terms of fair value of the hedges would be for these currencies to rise vis-à-vis the euro. The potential loss in fair value for foreign exchange sensitive instruments is based on a hypothetical and immediate 10% increase in all foreign currencies (that is, outside the euro zone) other than the euro. Correlation between foreign currencies is not taken into account. The main consequence of this assumption is that U.S. dollar rises 10% vis-à-vis the euro. A change in the fair value of financial instruments is offset by a change in fair value of the underlying exposure.

Foreign currency risk on net debt

      For both long- and short-term debt denominated in foreign currencies, the potential loss in fair value for foreign exchange rate sensitive instruments are based on a hypothetical and immediate 10% increase in all foreign currencies other than the euro. Correlation between foreign currencies is not taken into account.

Interest rate risk

      As a whole we are a borrower. In the event of an interest rate decrease, our fixed-rate debt increases in value and it would be more costly to repurchase. The potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate 1% decrease in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt and swaps. The assumption of a global interest rate decrease is used in a snapshot fair value approach on a stress-scenario basis and hence does not take into account the correlative decrease in financial expenses on variable-rate debt. Management believes that this is a conservative approach. The interest rate risk on foreign exchange transactions is not taken into account. The impact of an immediate 1% decrease in interest rates would have a small albeit positive effect on the market value of foreign exchange derivative instruments.

      The table below sets forth the foreign currency risk on forward deals and options and on net debt and the interest rate risk on both long- and short-term debt for 2001 and 2000. This takes into account transactions which are economic hedges but which do not qualify as hedges under SFAS 133.

	2001			2000

	Face	Fair	Fair value	Face	Fair	Fair value
	Value	Value	variation(1)	Value	Value	variation(1)

	(in millions of euros)
Foreign currency risk and foreign currency risk on net debt
Forward deals(2)	14,438	(134)	(374)	25,739	62	(682)
Options(2)	13,354	—	(5)	13,827	(14)	(6)
Net long-term debt(3)	2,786	2,786	(277)	1,100	1,100	(110)
Net short-term debt(3)	(1,698)	(1,699)	(170)	1,679	1,679	(168)

Total Currency risk			486			(966)
Interest rate risk
Net long-term debt(4)	5,625	5,467	(60)	5,055	5,083	(24)
Net short-term debt(5)	(2,992)	(2,992)	—	(833)	(833)	—

Total interest rate risk			(60)			(24)

(1)	Reflects the effect of a 10% increase in all foreign currencies other than the euro for foreign currency risk analysis and a 1% decrease in interest rates for interest rate risk analysis.

(2)	Sum of absolute values.

(3)	Face value and Fair value figures include only net debt denominated in foreign currency.

(4)	Face value and Fair value figures include all debt, regardless of currency denomination.

(5)	Figures in parenthesis reflect a cash positive effect.

     Since we are a net seller of non-euro currencies, the assumption of a rise in the value of those currencies versus the euro generates a loss. The sensitivity of the value of our debt to a rise of non-euro currency is mainly due to the increase of the debt denominated in U.S. dollars. This analysis does not take into account the fact that this issue of U.S. dollar denominated debt has been used principally to fund the development of our business in the United States.

Assumptions and Calculations

      The face value of options and forward deals include all options and forward deal transactions, bought and sold. Fair value of foreign exchange forward contracts and options is calculated with market standard financial software.

Commodities risk

      Since the initial public offering of Nexans in June 2001, we are no longer exposed to the market risk of metal price.

Equity risks

      For the management of our portfolio of equity participations we have sold some call options on the shares held in the portfolio. The strike prices of these call options are always above the book value of the shares. Any fluctuation of share value over the exercise price will result in a potential profit that is limited to the difference between the book value and the exercise price, plus the premium received.

      As of December 31, 2001, Alcatel did not have such options in portfolio.

      Additional information applicable to market and credit risks is provided in Note 28 to Alcatel’s consolidated financial statements.

Impact of Economic Crisis in Emerging Markets

      The crisis in Argentina and the devaluation of the Argentinian Peso have not had a significant impact on our consolidated financial results. The telecommunications market in Brazil is currently experiencing consolidation and our principal Brazilian customers are facing difficult financial conditions that have led them to defer payments. Nonetheless, receivables from Brazilian contracts do not constitute a significant risk.

Research and Development

      Expenditures. In 2001, our research and development expenditures totaled € 2,867 million (11.3% of 2001 consolidated net sales) compared to expenditures of € 2,828 million in 2000 (9.0% of 2000 consolidated net sales) and € 2,109 million in 1999 (9.2% of 1999 consolidated net sales).

      Accounting Policies. Our policy is to record research and development expenses for the year in which they are incurred, except as follows. Software development costs are included in intangible assets when they strictly comply with the following criteria: the project is clearly defined and costs are separately identified and reliably measured; the technical feasibility of the software is demonstrated; the software will be sold or used in-house; a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and adequate resources required for completion of the project are available. Software costs are amortized, in case of internal use, over their probable service lifetime, or in case of external use, according to prospects for sale, rental or other forms of distribution. The amortization corresponds to the greater of either the cumulative amounts using straight-

line amortization or the cumulative amounts based on the criteria discussed above. Recoverable amounts disbursed under the terms of contracts with customers are included in work-in-progress on long-term contracts.

      In connection with accounting for the DSC acquisition in 1998 and the Genesys and Newbridge acquisitions in 2000 under U.S. GAAP for reconciliation purposes, and the purchase acquisition of Xylan in 1999 for both French and U.S. GAAP purposes, we allocated a significant portion of the purchase price of each acquisition to in-process research and development projects. As part of the process of analyzing the DSC, Xylan, Genesys and Newbridge acquisitions, we made our decision to buy technology that had not yet been commercialized rather than develop the technology internally.

      In estimating the fair value of in-process research and development for the acquisitions described below, we considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions and project risks.

      The revenue projection used to value the in-process research and development was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by us and our competitors. Net cash flows from such projects are based on management’s estimates of cost of sales, operating expenses, and income taxes from such projects.

      The value assigned to purchased in-process research and development was determined by discounting the net cash flows to their present value. The selection of the discount rate was based on a consideration of our weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle. This value was also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

      As of the date of each of the acquisitions, the development of the in-process research and development projects at each of DSC, Xylan, Genesys and Newbridge had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition.

      Set forth below are descriptions of our methodology for estimating the fair value of the in-process research and development of DSC, Xylan, Genesys and Newbridge at the time of acquisition and their status of the projects at the end of 2001. We cannot give assurances that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, as described below, will transpire as estimated.

      DSC. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of $ 1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described above. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Access ($ 600 million), Switching ($ 400 million), and Transmission ($ 100 million).

      Access — DSC engineers had undertaken significant efforts to advance the current local loop technologies to incorporate high-speed data capabilities, including fiber optics. At the acquisition date, these projects were expected to be completed over the nine to eighteen month period following the acquisition.

      Switching — DSC development personnel were working on a variety of projects targeted at next-generation signaling and switching platforms. These efforts were initiated to address the convergence of data and voice communications, local and long-distance integration, and the strong demand for wireless systems. At the acquisition date, these projects were expected to be released over the six to thirty-six month period following the acquisition.

      Transmission — DSC development personnel were working on efforts targeted at substantially increasing transmission capacity. These efforts were designed to enable service providers to offer an array of new services.

At the acquisition date, these projects were expected to be completed within the six month period following the acquisition.

      At the time of the acquisition, the estimated costs expected to be incurred to complete the purchased in-process technology into commercially viable products were approximately $ 195 million in the aggregate over the two year period following the acquisition — $ 100 million for switching, $ 72 million for access, and $ 23 million for transmission.

      In estimating total revenues from the acquired in-process technology, we assumed that revenues would be higher in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

      The estimated costs of goods sold and operating expenses as a percentage of revenues were expected to be lower than those of DSC on a stand-alone basis primarily due to production efficiencies we expected could be achieved through economies of scale of the combined operations. As a result of these anticipated savings, we expected that the combined company was likely to enjoy higher profit margins in future periods.

      A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

      We have completed many of the original research and development projects in accordance with the plans outlined above, and have expanded several other projects to integrate our technologies. The majority of the projects are on schedule, but delays occurred due to changes in technological and market requirements for telecommunications/data networking equipment. Further, factors such as the inherent complexity and breadth of the projects delayed the development of certain projects as well. We currently believe that actual results have been lower than forecasted with respect to revenues generated by the acquired in-process research and development. However, we believe that expenses incurred to date associated with the development and integration of the in-process research and development projects are consistent with our estimates at the time of acquisition.

      Xylan. At the acquisition date, Xylan was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunications equipment market. The allocation of $ 230 million of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described above.

      Xylan engineers were working on several important projects targeted at advancing their existing OmniSwitch platform by developing next-generation technologies in the areas of Packet-over-SONET and VoIP. These efforts were initiated to address the convergence of data and voice communications in the industry. At the acquisition date, these projects were expected to be released within the six months following the acquisition.

      Approximately $ 40 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 12 to $ 15 million over the twelve months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and ranged from 50% to 80% complete based on costs, milestones and accomplishments.

      Estimated total revenues from the acquired in-process technology were expected to peak in 2001 to 2002 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Xylan were expected to be materially consistent with historical levels primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

      A discount rate of 20% to 22% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

      Many of Xylan’s original research and development projects have been discontinued since the acquisition due to the overlap in research and development activities at Newbridge, which we acquired in 2000, and to a slowdown in the ATM market. Delays occurred in the development of ethernet gigabit platforms due to the inherent complexity and breadth of the project. We believe that revenues generated by the purchased in-process research and development peaked and declined. As a result, goodwill and part of the acquired technology was written off in 2001. You should refer to Note 9 to our consolidated financial statements for a further discussion of the write-off.

      Genesys. At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of $ 100 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.

      Approximately $ 22 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 25 million over the ten months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.

      Estimated total revenues from the acquired in-process technology were expected to peak in 2003 to 2004 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Genesys were expected to be materially consistent with historical levels primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

      A discount rate of 18% was used for determining the value of in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

      As of the end of 2001, actual results have been consistent, in all material respects, with our assumptions at the time of the acquisition.

      Newbridge. At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunications equipment market. The allocation of $ 750 million of the purchase price to these in-process research and development projects represented their estimated fair value using the methodology described above. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing ($ 505 million) and Access ($ 245 million).

      Approximately $ 135 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 100 million over the twelve to eighteen months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and ranged from 50% to 80% complete based on development costs.

      Estimated total revenues from the acquired in-process technology were expected to peak in 2004 and 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge were expected to be materially consistent with historical levels primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

      A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at the time.

      We have completed many of the original research and development projects in accordance with the plans outlined above, and have expanded several other projects to integrate our technologies. The majority of the projects are on schedule, but delays occurred due to changes in technological and market requirements for telecommunications/data networking equipment. Further, factors such as the inherent complexity and breadth of the projects delayed the development of certain projects as well. We currently believe that actual results have been lower than forecasts with respect to revenues generated by the acquired in-process research and development. However, we believe that expenses incurred to date associated with the development and integration of the in-process research and development projects are consistent with our estimates at the time of acquisition.

      Conclusion. The nature of the efforts to develop the acquired in-process technology into commercially viable products and services principally relate to the completion of all planning, designing, prototyping, high-volume verification, and testing activities that are necessary to establish that the proposed technologies meet their design specifications including functional, technical, and economic performance requirements. As a result of the failure to develop successful products from the Xylan/ Packet Engines, Assured Access and Internet Devices acquired in-process research and development, our sales and profitability have been adversely affected. Failure to successfully develop any of the other projects may adversely affect our sales and profitability in the future. The failure of any particular individual project in-process would not materially impact our financial condition or results of operations.

      Commercial results will be subject to uncertain market events and risks, which are beyond our control, such as trends in technology, government regulations, market size and growth, and product introduction or other actions by competitors.

OPTRONICS DIVISION’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      You should read the following information together with “The Optronics Division Selected Combined Financial Data” and the combined financial statements and related notes included in this annual report, as well as the financial information for Alcatel and “Alcatel’s Operating and Financial Review and Prospects” included elsewhere in this annual report.

Overview

      As a business division of Alcatel operating within the Optics segment, the Optronics division’s net sales have historically been concentrated among companies or divisions within Alcatel. In late 1999, the Optronics division began offering its entire product portfolio to customers outside Alcatel. For 2001 and 2000, net sales to external customers totaled approximately 18% and 33%, respectively, of the division’s net sales. The Basic Intercompany Agreement between Alcatel and the Optronics division which was implemented when we first issued our Class O shares in 2000, requires each of the parties to continue to do business together on an arm’s-length basis. In this context, although the division has established a strategic objective of promoting sales of all product lines to outside customers, its overall commitment is to seek the best sales in term of price and quantity regardless of whether those sales are to Alcatel and its subsidiaries or external customers.

      In addition, the Optronics division’s customers tend to place large orders at irregular intervals, which can cause significant variations in quarterly net sales and capacity usage rates. The sales cycle can be quite lengthy, because customers require customization of the division’s products followed by a lengthy qualification process during which the division’s products are tested and must be proven to comply with the customer’s product specifications. These market trends make it difficult for the division to predict its results of operations from quarter to quarter.

      In September 2001, Alcatel acquired Kymata Ltd. (now known as Alcatel Optronics UK) for 9 million Class O shares and 2.2 million Class A shares.

      In contrast to the rapid growth in demand and supply constraints experienced in 2000, the opto-electronic industry in 2001 was dramatically affected by the slowdown in the telecommunications market. This slowdown manifested itself first in the United States, and then in Europe during the second half of the year. The submarine network market, which has represented a significant portion of the Optronics division’s sales, was particularly adversely affected. Systems suppliers had stockpiled inventory in 2000 and as a result, the Optronics division experienced a significant amount of order cancellations and a large decrease in new orders. The rapid decline in revenues was not offset by a proportional decline in the Optronics division’s fixed cost base. The division’s fixed cost base results primarily from the completion in 2001 of the expansion of three manufacturing facilities that had been started in 1999. The division instituted cost-cutting measures in 2001, including a reduction in general and administrative expenses, headcount and capital expenditures. Headcount was reduced to 1,956 employees at December 31, 2001 from 2,830 employees (pro forma for the Kymata acquisition) at May 1, 2001. As a result of these market dynamics, period to period comparisons of the Optronics divisions results of operations are difficult.

      The division expects that the cyclical downturn in the submarine market will continue at least for the medium term and that the U.S. market will not begin to show signs of a rebound until the end of the year. Despite cost cutting measures undertaken in 2001, the division expects that it may have excess capacity with a high fixed cost base and anticipates declining revenues for the first half of 2002. The division expects that first quarter sales in 2002 may fall almost 50% from fourth quarter 2001 levels to generate operating losses.

Critical Accounting Policies

      The discussion and analysis of the Optronics division’s results of operations and financial condition are based on its combined financial statements, which are prepared in accordance with French GAAP as described in Note 1.2 of the Notes to the combined financial statements. Some of the accounting methods and policies used in preparing these statements are based on difficult, complex and subjective judgments by management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the related circumstances. The actual value of the assets, liabilities and net worth, and of the division’s earnings, could differ from the value derived based on these judgments if there were a change in the estimates and assumptions relied upon.

      The Optronics division believes that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

      Valuation allowance for inventory and for doubtful accounts receivable. A valuation allowance is recorded to recognize the difference between the net realizable value expected from inventory and its carrying value. This allowance is calculated based on an analysis by the division of any predictable changes in demand, technology or the markets, mainly to identify any obsolete or excess inventory. A valuation allowance is also recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects a customer’s ability to honor its debts and the age of the debts in question. If the market conditions and the customers’ financial position were to deteriorate in the future, these factors would be taken into account when the allowance is calculated.

      Goodwill and Intangible Assets. When there are signs of a loss in value during the course of the year, impairment tests are conducted on the goodwill and the intangible assets concerned, and impairment losses are recorded, if necessary. This exceptional amortization is calculated based on the forecasted discounted operating cash flow or on the market value of such assets, if an active market exists. A change in the markets may cause the Optronics division to review the value of goodwill and to record additional exceptional amortization.

      Deferred tax assets. Deferred tax assets are recognized if it is more likely than not that they will be realized in the years to come. Significant judgment by management is required in determining the Optronics division’s recognition of deferred tax assets on the balance sheet. This recognition is based on the division’s estimates of taxable income in each jurisdiction in which it operates and the period over which the division’s deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the division adjusts these estimates in future periods, the division may be required to write off a portion or all of the deferred tax assets, which could materially impact its financial position and results of operations.

      Customer warranties. Reserves are recorded for warranties given to customers of the Optronics division’s products for manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed, as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products are sold. They represent the best possible estimate at the time the sale is made of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

Combined Financial Statements

      The financial information included in this discussion is derived from the combined financial statements of the Optronics division, a business division of Alcatel, for the years ended December 31, 2001, 2000 and 1999.

      The combined financial statements of the Optronics division for 1999 were prepared by combining the separate financial data of Alcatel Optronics France and the unincorporated units of Alcatel USA, Inc. and Alcatel ITS, Inc. that were contributed to Alcatel Optronics USA, Inc. as though they had existed as a single entity during the periods presented. Had these three entities actually existed as a single entity during 1999, their actual results of operations and financial position may have been different from those presented in the combined financial statements. Therefore, the division’s financial position and cash flows for 1999 are not necessarily indicative of the financial position and cash flows that would have resulted had the three entities been operating as an independent company. For a more complete description of how the combined financial statements were prepared, see Note 1.1 to the division’s combined financial statements. Currently, the Optronics division is composed of four Alcatel subsidiaries: Alcatel Optronics France, a French company; Alcatel Optronics USA, Inc., a U.S. company, Alcatel Optronics Canada, a Canadian company acquired in August 2000; and Alcatel Optronics UK, a U.K. company acquired in September 2001. The principles of the Basic Intercompany Agreement apply to any company acquired and included in the Optronics division group after September 20, 2000. Therefore, Alcatel Optronics Canada and Alcatel Canada, Inc., and Alcatel Optronics UK and Alcatel UK have also entered into similar agreements since the respective acquisition dates of Alcatel Optronics Canada and Alcatel Optronics UK.

      The combined financial statements are prepared on the basis of the historical financial information of the entities included in the Optronics division and allocation of certain costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since September 20, 2000, its implementation date. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts, except the financing of Alcatel Optronics USA from July 1, 2000 and research and development allocations for 2000. See Note 1.1 to the combined financial statements of the Optronics division for a discussion of the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

Results of Operations

      The following table sets forth financial data from the Optronics division’s combined statements of income for the years ended December 31, 2001, 2000 and 1999, expressed in each case as a percentage of net sales:

	Year Ended December 31,

	2001	2000	1999

Net sales	100%	100%	100%
Cost of sales	(91.0)	(64.0)	(64.7)

Gross profit	9.0	36.0	35.3
Administrative and selling expenses	(8.3)	(5.6)	(7.3)
Research and development expenses	(13.2)	(8.4)	(14.1)

Income (loss) from operations	(12.5)	22.0	13.9
Financial income (loss)	(1.2)	(0.1)	(0.1)
Restructuring costs	(1.6)	—	—
Other revenue (expense)	(4.6)	0.0	(0.5)

Income (loss) before taxes and amortization of goodwill	(19.9)	21.9	13.3

Income tax	5.6	(7.6)	(4.2)
Amortization of goodwill	(16.4)	(0.7)	—
Purchased R&D	—	(5.0)	—

Net income (loss)	(30.7)%	8.6%	9.1%

Optronics Division Year Ended December 31, 2001 Compared to Year ended December 31, 2000

      The Optronics division’s net sales were € 470.4 million in 2001, representing a 8.8% increase from net sales of € 432.3 million in 2000.

      Net sales by product line were as follows:

Discrete Modules. Net sales of discrete modules, which include lasers, detectors and optical routing modules that are building blocks for an array of the Optronics division’s solutions, were € 61.4 million in 2001, an increase of 18.3% from net sales of € 51.9 million in 2000. The increase followed the increase in the division’s net sales. Discrete modules represented 13% of total net sales in 2001.

Pump Modules. Net sales of pump modules were € 148.7 million in 2001, a decrease of 17.5% from net sales of € 180.3 million in 2000 due to the downturn in submarine and long-haul terrestrial activity during the course of 2001. Pump modules represented 31% of total net sales in 2001.

Optical Amplifier Sub-systems. Net sales of optical amplifier sub-systems were € 121.3 million in 2001, a decrease of 12.2% from net sales of € 138.1 million in 2000 primarily due to the downturn in the long-haul terrestrial market during the course of 2001. Optical amplifier sub-systems represented 26% of total net sales in 2001.

Optical Interface Sub-systems. Net sales of optical interface sub-systems were € 98.0 million in 2001, an increase of 126.3% from net sales of € 43.3 million in 2000 due primarily to the introduction of optical board solutions in 2001. Optical interface sub-systems represented 21% of total net sales in 2001.

Optical Passive Components. Net sales of optical passive components were € 41.0 million in 2001, an increase of 159.5% from net sales of € 15.8 million in 2000 primarily due to the integration of the products and technology acquired from Innovative Fibers (acquired in August 2000) and Kymata (acquired in September 2001). Optical passive components represented 9% of total net sales in 2001.

      Overall, in 2001, the Optronics division derived 82% of its net sales from Alcatel and its subsidiaries compared to 67% in 2000, due to a decrease in sales to external customers, primarily in the United States, arising out of the downturn in the telecommunications market and an increase in sales made to Alcatel, primarily for its European terrestrial optics business.

      Cost of sales totaled € 428.0 million in 2001, representing a 55% increase from cost of sales of € 276.8 million in 2000. This large increase resulted principally from a one time charge of € 58 million relating to the write-off of obsolete inventory and a high fixed cost base due, in part, to front-end wafer production that had not yet been adjusted to account for the dramatic drop in sales during the year.

      As a result of the foregoing, the Optronics division’s gross profit totaled € 42.4 million in 2001, a 72.7% decrease from gross profit of € 155.5 million in 2000. As a percentage of net sales, gross profit decreased to 9.0% in 2001 from 36.0% in 2000.

      The Optronics division’s administrative and selling expenses were € 39.0 million in 2001, representing a 60.5% increase from administrative and selling expenses of € 24.3 million in 2000. This increase resulted principally from the integration of Innovative Fibers for the full year and of Kymata in the fourth quarter of 2001.

      The Optronics division’s research and development expenses were € 62.0 million in 2001, a 71.7% increase from € 36.1 million in 2000. These expenses mainly reflected the integration of Kymata and the focus on new product development principally in the areas of metropolitan applications, optical interfaces and associated discretes and cost-optimized platforms for long-haul/ultra long-haul.

      The Optronics division’s income (loss) from operations was € (58.6) million in 2001, representing a significant decrease from income of operations of € 95.1 million in 2000 due primarily to the slowdown in the telecommunications industry, a € 58 million one time charge relating to the write-off of obsolete inventory and the division’s high fixed cost base.

      The Optronics division recorded a financial loss of € 5.8 million in 2001, compared to € 0.4 million in 2000. This increase was due principally to € 4.0 million of net interest expense related to an increase in debt, principally short term debt. The division increased its indebtedness to fund its capital expenditure plan started in 1999 and to integrate Kymata.

      The Optronics division recorded a restructuring charge of € 7.5 million in 2001 relating primarily to layoffs in the United Kingdom, Canada and the United States, and in France, to layoffs and the implementation, at the end of 2001, of an early retirement plan.

      The Optronics division’s other expenses were € 21.5 million in 2001, compared to € 0.1 million of other income in 2000. This increase in expenses was due principally to exceptional write downs of € 36.0 million for work-in-progress inventories, € 7.9 million for technology acquired in the acquisition of Innovative Fibers, Inc. and € 9.5 million for fixed assets. The write down for work-in-progress inventories was offset by a € 33.0 million indemnity payment made by Alcatel Submarine Networks to the Optronics division due to its cancellation of purchase orders.

      The income tax attributable to the division was € 26.3 million in 2001, which primarily related to a net deferred tax benefit of € 20.6 million, reflecting an effective tax rate of (28.1)%.

      The Optronics division’s amortization of goodwill was € 77.2 million in 2001, compared to € 2.9 million in 2000. This increase was attributable to an exceptional € 70.0 million amortization of Alcatel Optronics Canada’s goodwill.

      The Optronics division’s net loss was € (144.3) million in 2001, compared with a net income of € 37.5 million in 2000.

Optronics Division Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      The Optronics division’s net sales were € 432.3 million in 2000, representing a 144% increase from net sales of € 177.1 million in 1999. The division’s net sales level in 2000 reflected a significant increase in net sales of the four existing product lines, particularly pump modules, and the first delivery for its new product line of passive optical components. The increase in net sales was due to an increase in volumes, as prices for all product lines decreased.

      Net sales by product line were as follows:

Discrete Modules. Net sales of discrete modules, which include lasers, detectors and optical routing modules, were € 51.9 million in 2000, an increase of 62% from net sales of € 32.0 million in 1999. This increase resulted mainly from increased demand from external customers. Discrete modules represented 12% of total net sales in 2000.

Pump Modules. Net sales of pump modules were € 180.3 million in 2000, an increase of 144% from net sales of € 74.3 million in 1999. This growth was driven by strong demand from Alcatel Submarine Networks, the main customer for these products, for the 1,480 pump modules and the 980 pump modules. Pump modules represented 42% of total net sales in each of 2000 and 1999. Since the beginning of 2000, submarine pump modules were offered and delivered to external customers.

Optical Amplifier Sub-systems. Net sales of optical amplifier sub-systems were € 138.1 million in 2000, an increase of 162% from net sales of € 52.8 million in 1999. This increase resulted mainly from increased demand from external customers. The division’s efforts in 1999 to customize and qualify its optical amplifier products with a number of actual and potential customers outside Alcatel were successful in 2000. Optical amplifier sub-systems represented 32% of total net sales in 2000.

Optical Interface Sub-systems. Net sales of optical interface sub-systems were € 43.3 million in 2000, an increase of 173% from net sales of € 15.8 million in 1999. In 2000, orders from Alcatel’s Transmission System Europe division recovered from lower levels in 1999. In 2000, orders from Alcatel’s Transmission System USA division increased significantly and the first significant orders from external customers were booked. Optical interface sub-systems represented 10% of total net sales in 2000.

Optical Passive Components. Net sales of optical passive components were € 15.8 million in 2000. This product line was introduced in early 2000 with submarine filters sold exclusively to Alcatel Submarine Networks. Optical passive components represented 4% of total net sales in 2000.

      Overall, in 2000, the Optronics division derived 67% of its net sales from Alcatel and its subsidiaries, compared to 82% in 1999 due to increased external sales at Alcatel Optronics USA and increased sales in Asia.

      Cost of sales totaled € 276.8 million in 2000, representing a 142% increase from cost of sales of € 114.6 million in 1999. This strong increase resulted principally from the increase in the division’s net sales (144%). Cost of sales increased proportionally less than net sales in 2000 due mainly to a more favorable product mix. Product mix varies from quarter to quarter.

      As a result of the foregoing, the Optronics division’s gross profit totaled € 155.5 million in 2000, a 149% increase from gross profit of € 62.5 million in 1999. As a percentage of net sales, gross profit increased slightly from 35.3% in 1999 to 36.0% in 2000.

      The Optronics division’s administrative and selling expenses were € 24.3 million in 2000, representing an 87% increase from administrative and selling expenses of € 13.0 million in 1999. This increase resulted principally from the implementation of SAP software.

      The Optronics division’s research and development expenses were € 36.1 million in 2000, a 45% increase from € 24.9 million in 1999. These expenses mainly reflected a continuation of the research and development projects that were in effect in 1999.

      The Optronics division’s income from operations was € 95.1 million in 2000, representing a very significant increase from income from operations of € 24.6 million in 1999. As a percentage of net sales, income from operations improved from 13.9% in 1999 to 22.0% in 2000, mainly due to the significant increase in demand for the division’s products.

      The Optronics division recorded a financial loss of € 0.4 million in 2000, compared to € 0.1 million in 1999. This increase was due principally to the net effects of exchange rate fluctuations.

      The income tax attributable to the division was € (32.9) million in 2000, reflecting an effective tax rate of 34.7%. The Optronics division’s net income was € 37.5 million in 2000, representing a 133% increase compared to the net income of € 16.1 million in 1999, mainly due to the significant growth in its sales.

Optronics Division Liquidity and Capital Resources

Cash Flow for the Years ended December 31, 2001, 2000 and 1999

      For the year ended December 31, 2001, net cash used by operating activities was € (26.9) million. Adjusted for non-cash charges, net income from operations was € 105.8 million and was reduced by a decrease of € (132.7) million in working capital due to a decrease in sales resulting from the downturn in the telecommunications market.

      For the year ended December 31, 2001, net cash used by investing activities of € 241.0 million was primarily a result of € 136.6 million of capital expenditures for the completion of three of our manufacturing facilities that we had begun in 1999 and € 104.7 million related to the acquisition of Kymata.

      For the year ended December 31, 2001, net cash provided by financing activities was € 238.0 million and was primarily due to the increase of short term debt by € 142.3 million and the issuance of Alcatel Optronics France shares to Alcatel in connection with the acquisition of Kymata, the proceeds of which were € 106.3 million. These increases were partially offset by the division’s payment of € 9.5 million in dividends on shares of Alcatel Optronics France to Alcatel and payments made under a capital lease of € 1.9 million to Alcatel.

      For the year ended December 31, 2000, net cash provided by operating activities was € 35.6 million, which included, in particular, € 114.2 million of increase in accounts payable, partly offset by an increase of € 78.1 million in accounts receivable and € 88.5 million in inventory linked to the development of the division’s activities. For the year ended December 31, 2000, net cash used by investing activities was € 250.7 million, reflecting € 184.5 million for the acquisition of Innovative Fibers and capital expenditures of € 72.3 million made to increase the division’s manufacturing capacity. For the year ended December 31, 2000, net cash provided by financing activities was € 260.0 million, mainly reflecting a capital increase made by Alcatel in Alcatel Optronics France.

      For the year ended December 31, 1999, net cash provided by operating activities was € 14.0 million, which included, in particular, an increase in accounts receivable mainly due to the high volume of sales in the last four months of 1999. For the year ended December 31, 1999, net cash used by investing activities was € 2.5 million, reflecting capital expenditures of € 14.7 million made to increase the division’s manufacturing capacity, and partially offset by a reduction of € 12.2 million of excess cash invested in Alcatel Central Treasury’s current account with a maturity over three months. For the year ended December 31, 1999, net cash used by financing activities was € 15.0 million, reflecting the division’s payment of € 11.0 million in dividends to Alcatel in the form of dividends from Alcatel Optronics France to Alcatel following its operating profit in that year.

Cash Management and Capital Resources

      Because the Optronics Division is one of our divisions, its finance activities are managed on a centralized basis by Alcatel. The four companies that constitute the division lend any excess cash or borrow for short-term needs from Alcatel Central Treasury according to the following procedure:

—	Alcatel Optronics France lends or borrows from Alcatel Central Treasury

—	Alcatel Optronics USA lends or borrows from Alcatel USA Sourcing LP

—	Alcatel Optronics Canada lends or borrows from Coralec

—	Alcatel Optronics UK lends or borrows from Alcatel UK

      This centralized treasury management allows the Optronics division to benefit from certain market financing terms granted to Alcatel by financial institutions. Under the central treasury management arrangements, the Optronics division borrows funds from Alcatel (directly or through its subsidiaries listed above) at an interest rate of:

—	EURIBOR plus 80 basis points for Alcatel Optronics France

—	LIBOR plus 92.5 basis points for Alcatel Optronics USA

—	LIBOR plus 87.5 basis points for Alcatel Optronics Canada

—	LIBOR plus 87.5 basis points for Alcatel Optronics UK

      The division’s companies lend their excess cash at an interest rate of EURIBOR minus 12.5 basis points for euro and LIBOR minus 12.5 basis points for U.S. dollars. Alcatel’s management will determine, in its sole discretion, whether any of its business divisions will provide any particular funds on any particular occasion to the Optronics division, when they will do so and in what amounts, but will not be obligated to cause such cash transfers. As a result, the division’s liquidity could be adversely affected by the treasury decisions of Alcatel’s management.

      At December 31, 2001, the Optronics division’s short-term borrowings from Alcatel Central Treasury’s current account were € 159.5 million. Alcatel Optronics UK also had € 3.6 million of short-term borrowings at December 31, 2001. Such amounts were used to fund operations, capital expenditures and the integration of Kymata.

      Contractual Obligations. The division has certain contractual obligations that extend beyond 2002. Among these obligations are indebtedness owed to Banque de Developpement du Canada, which was assumed in the Innovative Fiber acquisition, a capital lease obligation and our operating leases. Such obligations for these three items at December 31, 2001 were as follows:

	Less than	1-3	4-5	After
	one year	years	years	5 years

	(€ millions)
Long-term debt, excluding capital lease	0.8	1.7	0.2	1.1
Capital lease (excluding interest)	17.4 (1)	8.0	5.5	7.1
Operating lease	2.6	4.7	2.7	8.8

(1)	€ 14.1 million represents a capital lease held by Alcatel Optronics UK that will be repurchased during 2002.

Future Capital Requirements of the Optronics Division

      The division plans to spend approximately € 40 million in 2002 in capital expenditures, based upon commitments incurred in 2001. The division plans to fund its capital requirements from cash from operations, available funds and, to the extent necessary or attractive, borrowings from Alcatel pursuant to its treasury management arrangements with Alcatel. The timing and decision to finance any of these plans is solely at the discretion of Alcatel’s management.

Qualitative and Quantitative Disclosures About Market Risk

Sensitivity to Currency Exchange Rate Fluctuations

      In 2001, approximately 41% of the Optronics division’s net sales were realized in currencies other than the euro, including 40% realized in U.S. dollars and 1% realized in Japanese yen and British pound, respectively. The division’s net sales during the three-year period ended December 31, 2001 were not significantly affected by fluctuations in currency exchange rates. In 2001, 49% of the division’s expenses were incurred in currencies other than the euro, including 32% incurred in U.S. dollars, 9% incurred in Japanese yen and the remaining 8% in various other non-euro currencies.

      In order to protect itself from the risk of losses that could result from mismatches between the currencies in which the division realizes its net sales and the currencies in which it incurs its expenses, the division enters into currency hedging arrangements, such as forward exchange contracts, with Alcatel Central Treasury, mainly with respect to the U.S. dollar and the Japanese yen. Every month, the division’s management prepares an estimate of its net position in each of these currencies for a six-month period and enters into hedges for the estimated net amounts. The division does not hedge its exposure on individual orders. No assurance can be given that the division’s hedging will be sufficient to eliminate currency mismatches in the future and that such mismatches will not result in substantial costs to the division.

      As set forth above, the Optronics division records revenues, expenses, assets and liabilities in a number of different currencies. In preparing its combined financial statements, the division translates the value of these different revenues and expenses into euros at the rate of exchange prevailing on the date of the transactions. Income statements that are included in the combined financial statements and not denominated in euro are translated for consolidation purposes into euros at the average exchange rate for the period. Assets and liabilities that are non-euro-denominated for consolidation purposes are translated into euros at the exchange rate in effect at the end of the period. Fluctuations in the value of the euro will have an impact on the value of these revenues, expenses, assets and liabilities reflected in the division’s combined financial statements. For this reason, changes in foreign currency exchange rates can have a significant impact on the division’s results of operations and financial position when expressed in euros.

Sensitivity to Market Risk

Off-Balance-Sheet Financial Instruments

      The Optronics division uses off-balance sheet financial instruments primarily to manage its exposure to fluctuations in foreign currency exchange rates. The division enters into forward exchange contracts with Alcatel Central Treasury to hedge its net exposure for sales and purchase commitments expressed in foreign currencies. Management does not believe that there is any credit risk associated with these financial instruments.

Hedging Activities Related to Interest Rate and Foreign Exchange Risk

      The Optronics division does not enter into interest rate derivative instruments because of its limited fixed rate borrowings and its ability to obtain short-term borrowings at variable rates from Alcatel Central Treasury.

Foreign Exchange Instruments

      The Optronics division enters into forward exchange contracts with Alcatel Central Treasury to hedge purchase and sale commitments resulting from sale and purchase transactions denominated in foreign currencies completed by Alcatel Optronics France and Alcatel Optronics Canada. Alcatel Optronics USA does not use such financial instruments, as its goods are generally sold in U.S. dollars to U.S. customers. Currencies commonly used by the division include the euro, pound Sterling, U.S. dollar, Japanese yen, and, to a lesser extent, the Canadian dollar and the Swiss franc.

      The Optronics division generally invoices external customers, when exporting, in the currency of the importing country, while sales within Alcatel are generally invoiced in euros (other than sales to U.S. and Japanese companies within Alcatel, which are generally invoiced in U.S. dollars or Japanese yen, respectively).

      At December 31, 2001, the Optronics division did not have any hedging instruments outstanding.

      At December 31, 2000, hedging instruments include the following:

		Remaining term

	Total	<1 year	1-5 years	>5 years

	(in millions)
Foreign exchange instruments
Foreign exchange contracts
— currencies purchased	€6.0	€6.0	—	—
— currencies sold	€106.4	€106.4	—	—

Fair Value of Financial Instruments

Cash and Cash Equivalents, Accounts and Notes Receivable, Bank Overdrafts, Short-term Borrowings, Accounts and Notes Payable

      The carrying amounts reflected in the combined financial statements of the Optronics division are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Capital Lease Obligations

      The fair value of this financial instrument was determined by estimating future cash flows and discounting these future cash flows using the division’s current borrowing rates at December 31 for similar types of borrowing arrangements.

Forward Exchange Contracts

      The fair value of the forward exchange contracts has been determined by applying the difference between the forward contract rate and the forward rate at December 31 to the principal amounts of the contracts.

	December 31,

	2001		2000

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(in millions)
Balance sheet
Liabilities — Capital lease obligations	€204.9	€203.6	€36.1	€35.3

	Nominal	Fair	Nominal	Fair
	Amount	Value	Amount	Value

	(in millions)
Off balance sheet
Foreign exchange instruments
Forward contracts — sales	€—	€—	€106.4	€4.5
Forward contracts — purchases	—	—	6.0	(0.4)

Item 6.     Directors, Senior Management and Employees

      In accordance with French company law governing a société anonyme, our affairs are managed by our board of directors and by our Chairman and Chief Executive Officer.

Board of Directors

      The following table sets forth, as of February 28, 2002 (unless otherwise indicated), the following information for each of our directors: name, age, year of election to the Board, year in which term on the board expires, principal business activities performed outside of Alcatel (including other principal directorships) and the number of Alcatel shares owned.

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age(1)	Appointed	Expires	Outside of Alcatel	Shares Held(2)

Serge Tchuruk	64	1995	2003	Director of Société Générale, Thales, Vivendi Universal, Total Fina Elf SA and Institut Pasteur; Member of the Board of Directors of the Ecole Polytechnique (Mr. Tchuruk is the Chairman and CEO of Alcatel)	105,150 Class A 300 Class O 203 FCP 3A(3)

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age(1)	Appointed	Expires	Outside of Alcatel	Shares Held(2)

Daniel Bernard	56	1997	2003	Chairman and CEO of Carrefour; Director of Saint-Gobain and Comptoirs Modernes	37,625 Class A 3,500 Class O
Philippe Bissara	60	1997	2005	Managing Director of ANSA (National Association of Limited Liability Companies); Director of Société d’Oxygène et d’Acétylène d’Extrême-Orient	53,625 Class A 20 Class O 4,340 FCP 3A

Frank Blount	63	1999	2005	Chairman of JI Ventures Inc.; Director of Entergy Corporation USA, Caterpillar Inc. USA, Adtran Inc. USA, Hanson Plc and Global Light Communications	1,000 Class A

Jozef Cornu	57	2000	2004	Adviser to the Chairman of Alcatel; Director of Alcatel CIT	500 Class A 1,684 FCP 3A

Jean-Pierre Halbron	65	1999	2005	Chairman and CEO of Electro Banque; Director of Alstom (Mr. Halbron is the President of Alcatel)	17,870 Class A 100 Class O 1,912 FCP 3A

David Johnston	60	2001	2005	President of the University of Waterloo (Canada); Director of CGI, EMCO and Lifestyle Furnishings	500 Class A 500 Class O

Pierre-Louis Lions	45	1996	2005	Professor at the University of Paris - Dauphine and the Ecole Polytechnique; Member of the Académie des Sciences	500 Class A 20 Class O

Thierry de Loppinot	58	1997	2005	Legal counsel of Alcatel’s Head Office; Chairman of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A), Chairman and CEO of Formalec	2,500 Class A 38 Class O 2,929 FCP 3A

Jean-Marie Messier	45	1999	2005	Chairman and CEO of Vivendi Universal; Chairman of the Vivendi Universal Corporate Foundation; Chairman of the Supervisory Board of Vivendi Environnement and Canal + Group; Director of Compagnie de Saint-Gobain, LVMH Moët Hennessey Louis Vuitton, BNP Paribas, UGC and Vinci	21,250 Class A

Peter Mihatsch	61	2002	2005	Chairman of the Supervisory Board of Infineon and Giesecke and Devrient Munich; Director of Taurus Holding and BT&T; Member of the Supervisory Board of Mannesmann, Vodafone and Daimler Chrysler Services	500 Class A

Bruno Vaillant	58	1997	2005	Engineer with Alcatel Space Industries (Information Systems Division); Director of the Caisse de Prévoyance Haussmann; Member of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A)	1,350 Class A 320 Class O 3,027 FCP 3A

Marc Viénot	73	1987	2003	Honorary Chairman and Director of Société Générale; Chairman of the Supervisory Board of Aventis; Chairman of Paris Europlace; Director of Vivendi Universal, Société Générale Marocaine de Banque and Ciments Français; Member of the Board of the Association Française des Entreprises Privées	2,950 Class A

Helmut Werner	65	1997	2003	Chairman of the Supervisory Board of MG Technologies AG, F-LOG AG; Member of the Supervisory Board of BASF AG, Gerling-Konzern Versicherungs Beteiligungs AG, Aktiebolaget SKF and Ernst & Young Deutsche Allgemeine Treuhand AG WPGes	1,200 Class A

(1)	As of April 18, 2002.

(2)	As of January 31, 2002.

(3)	FCP 3A is the unit trust of our employees governed by Article 20 of French law dated December 23, 1988. Our articles of association and bylaws require that two directors who are employees must participate in a FCP at the time of their appointment to our board.

     Each of Messrs. Tchuruk and Halbron has an understanding with us that, upon termination of the executive’s employment by us other than for cause, the executive would be entitled to receive compensation equal to 24 months and 18 months, respectively, of his then compensation. Mr. Tchuruk is also entitled to receive, upon ceasing to be our Chairman and Chief Executive Officer, an annual payment calculated as a percentage of average compensation for a period prior to his ceasing to act in such capacity. Mr. Halbron is also entitled to receive, upon ceasing to be our employee, an annual payment calculated as a percentage of average compensation for a period prior to his ceasing to act in such capacity.

      The following table sets forth the amount of compensation, in euros, paid by us during 2001 to each of the individuals who were, during 2001, members of our board of directors, in connection with such person’s service as a director and, if applicable, an executive of Alcatel.

Director	Amount

Daniel Bernard	€66,005
Philippe Bissara	64,107
Frank Blount	41,945
Jozef Cornu	493,358
Paolo Fresco(1)	28,268
Jacques Friedmann(1)	40,880
Noël Goutard	11,572
Jean-Pierre Halbron	1,206,725
David Johnston	18,594
Pierre-Louis Lions	41,945
Thierry de Loppinot	137,775
Jean-Marie Messier	23,076
Krish Prabhu(1)	1,781,144
Serge Tchuruk	2,675,859
Bruno Vaillant	123,298
Marc Viénot	65,503
Helmut Werner	116,773

(1)	As of January 31, 2002, no longer a member of our Board of Directors.

Senior management

      The following table sets forth, as of March 29, 2002, the following information for each of our senior executives: name, age, current position with our company and the year in which such person was appointed a member of the Alcatel executive committee.

Name	Age	Current Position and Year Appointed

Serge Tchuruk	64	Chairman and Chief Executive Officer (1995)

Jean-Pierre Halbron	65	President and Member of executive committee (1995)

Jean-Pascal Beaufret	51	Member of executive committee and Chief Financial Officer (2002)

Jacques Dunogué	51	Member of executive committee and President of Alcatel Europe, Middle East, Africa and India (2002)

Etienne Fouques	53	Member of executive committee; Executive Vice-President of Alcatel and President of Alcatel Carrier Networking Group (2001)

Olivier Houssin	49	Member of executive committee and President of Alcatel e-Business group (2000)

André Navarri	53	Member of executive committee and President “Operations” (2001)

Mike Quigley	49	Member of executive committee; Executive Vice President of Alcatel and President of Alcatel Americas (2001)

Name	Age	Current Position and Year Appointed

Christian Reinaudo	48	Member of executive committee; Executive Vice President of Alcatel and President of the Optics group (2000)

Ronald Spithill	60	Member of executive committee; Executive Vice President of Alcatel and President of Alcatel Asia-Pacific (2000)

Thomas Edig	40	Member of executive committee and Vice President Corporate Human Resources of Alcatel (2002)

      There are no family relationships between any director and senior executive. No director or senior executive was elected or appointed as a result of any arrangement or understanding with any third party. Our articles of association and bylaws require that two members of our board must be employed by us.

Compensation

      For the year ended December 31, 2001, the aggregate amount of compensation, including benefits, that we paid to those persons who were senior executives on December 31, 2001, as a group, for services in all capacities was € 8.6 million. The compensation for senior executives consists of both a base salary and a bonus which, for fiscal year 2001, is based on our performance in 2000. Other than Mr. Tchuruk, senior executives may earn around 38% of their total salary in bonus, which amount is determined based on our performance and the executive’s performance. Of the total compensation paid to our senior executives in 2001, € 5.3 million was paid in base salary and € 3.3 million was paid in bonus. Directors’ fees that senior executives receive from various companies as a result of their employment with us are deducted from their salary. Our directors and senior executives also received stock subscription options for 2,275,330 Class A shares in 2001 with an average exercise price of € 33.85. The options expire in 2009.

      During 2001, Mr. Tchuruk was paid a base salary of € 1,524,490 and a bonus of € 1,151,369. The amount of the bonus was based on our consolidated net income in 2000 and on the dividends that we paid for 2000. The amount of Mr. Tchuruk’s bonus paid in 2002 will be based on our 2001 consolidated net income and on the dividends that we pay for 2001. The amount of Mr. Tchuruk’s bonus for 2001, paid in 2002, is expected not to exceed € 200,000. Mr. Tchuruk also received an option grant for up to 400,000 Class A shares, which will expire on March 6, 2009, with an exercise price of € 50, and an option grant for up to 500,000 Class A shares, which will expire on December 18, 2009, with an exercise price of € 20.80. During 2001, Mr. Tchuruk exercised options to purchase 250,000 Class A shares at an exercise price of € 12.96.

      The amount of directors’ fees paid for 2001 totaled € 600,000. A portion of the directors’ fees is distributed equally among all directors and a portion is distributed among the members of the board based on the number of board and committee meetings and on attendance at such meetings by the directors. Mr. Tchuruk and Mr. Halbron do not receive directors’ fees from our company.

Committees of the Board

Audit Committee

      Currently, the audit committee consists of three members: Marc Viénot, chairman of the committee (served since 1995), Daniel Bernard (served since 1997) and David Johnston (served since 2001). The audit committee reviews all subjects of an accounting or financial nature (closing of the financial statements, relevance of accounting methods, review of internal audit procedures and plans, etc.) and issues opinions on the renewal or appointment of auditors.

Nomination and Compensation Committee

      The board of directors established the nomination and compensation committee on July 25, 2001. Currently, the nomination and compensation committee consists of five members: Daniel Bernard, chairman of the committee, Philippe Bissara, Frank Blount, Serge Tchuruk and Helmut Werner. The nomination and compensation committee is responsible for studying issues related to the composition, organization, and operation of the board of directors and its committees. It also advises the board of directors on issues related to the compensation of corporate officers, including compensation of the Chairman, stock purchase and stock option plans and capital increases reserved for employees.

      Prior to July 25, 2001, the functions of the current nomination and compensation committee were divided between the committees as follows: issues related to the composition, organization, and operation of the board of directors and its committees were studied by a nomination committee that consisted of five members: Serge Tchuruk, chairman of the committee (served since 1995), Marc Viénot vice-chairman of the committee (served since 1995), Philippe Bissara (served since 1999), Frank Blount (served since 1999) and Jacques Friedman (served since 1995). A compensation committee that consisted of three members: Daniel Bernard, chairman of the committee (served since 1999), Philippe Bissara (served since 1997) and Helmut Werner (served since 1999), advised the board on issues related to the compensation of corporate officers, including compensation of the Chairman, stock purchase and stock option plans and capital increases reserved for employees.

Employees

      At December 31, 2001, we employed 99,314 persons worldwide, primarily in Europe, compared with 113,412 (excluding Nexans) at December 31, 2000 and 97,283 (excluding Nexans) at December 31, 1999. In connection with our restructuring plan, we reduced our workforce during the year 2001 by 14,098 employees (excluding Nexans) worldwide. The tables below set forth the segments and geographic locations in which our employees (excluding Nexans) worked at December 31, 1999, 2000 and 2001.

	Carrier			Space and
	Networking	Optics	e-Business	Components	Other

1999	41,877	18,729	15,389	20,584	704
2000	49,988	22,432	16,255	24,024	697
2001	45,444	19,936	14,148	19,074	712

			Rest of		United	Rest of
	France	Germany	Europe	Asia	States	World

1999	36,693	16,794	33,362	4,159	15,676	9,028
2000	38,283	17,088	36,526	4,945	18,837	15,919
2001	31,123	13,050	28,286	5,090	11,491	10,274

      Membership of our employees in trade unions varies from country to country. Although our relationship with our employees differs from country to country, we believe that relations with our employees are satisfactory. The number of temporary workers at December 31, 2001 was approximately 4,300.

Share Ownership

Directors and Senior Executives

      Our articles of association and bylaws provide that each of our directors must own at least 500 shares. As of December 31, 2001, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our Class A shares or our Class O shares, respectively.

      Shares. As of January 31, 2001 our directors (including directors who were also senior executives), as a group, beneficially held an aggregate of 265,413 Class A shares (including ADSs and FCP 3A interest) and Class O shares.

      Options. As of December 31, 2001 directors and senior executives as a group (including Krish Pabhu, a former director and senior executive) beneficially owned the following options:

•	for 152,500 Class A shares granted pursuant to a share subscription plan approved by our board in January 1996 at an exercise price of € 12.96 per share expiring on December 31, 2003;

•	for 15,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 1996 at an exercise price of € 13.42 per share expiring on December 31, 2003;

•	for 1,060,000 Class A shares granted pursuant to a share subscription plan approved by our board in April 1997 at an exercise price of € 19.27 per share expiring on December 31, 2004;

•	for 25,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 1997 at an exercise price of € 20.95 per share expiring on December 31, 2004;

•	for 740,000 Class A shares granted pursuant to a share purchase plan approved by our board in December 1998 at an exercise price of € 20.52 per share expiring on December 31, 2005;

•	for 1,165,000 Class A shares granted pursuant to a share subscription plan approved by our board in March 2000 at an exercise price of € 48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,848 Class A shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2000, at an exercise price of € 48 per share expiring on June 30, 2004 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 15,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 2000 at an exercise price of € 65 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,252,400 Class A shares granted pursuant to a share subscription plan approved by our board in March 2001 at an exercise price of € 50 per share expiring on March 6, 2009;

•	for 150 Class A shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2001, at an exercise price of € 50 per share expiring on June 30, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,206,800 Class A shares granted pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 31, 2009;

•	for 240 Class A shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France; and

•	for 50,000 Class A shares granted pursuant to a share subscription plan approved by our board in September 2001 at an exercise price of € 19 per share expiring on September 2, 2009.

      During 2001, certain directors received, and exercised, the options set forth below:

	Options Granted in 2001				Options Exercised in 2001

		Expiration	Exercise Price	Date of		Exercise Price	Date of
	Number	Date	(in Euros)	Grant	Number	(in Euros)	Plan

Philippe Bissara	—	—	—	—	47,000	12.96	01/24/96
Josef Cornu	30,000	03/06/09	50.00	03/07/01	—	—	—
	20	12/31/06	20.80	12/19/01
Jean-Pierre Halbron	200,000	03/06/09	50.00	03/07/01	40,000	12.96	01/24/96
	200,000	12/18/09	20.80	12/19/01
	20	12/31/06	20.80	12/19/01
Thierry de Loppinot	1,200	03/06/09	50.00	03/07/01	—	—	—
	1,000	12/18/09	20.80	12/19/01
	20	12/31/06	20.80	12/19/01
Krish Prabhu(1)	200,000	03/06/09	50.00	03/07/01	—	—	—
Serge Tchuruk	400,000	03/06/09	50.00	03/07/01	250,000	12.96	01/24/96
	500,000	12/18/09	20.80	12/19/01
Bruno Vaillant	1,200	03/06/09	50.00	03/07/01	—	—	—
	800	12/18/09	20.80	12/19/01
	20	12/31/06	20.80	12/19/01

(1)	As of January 31, 2002, no longer a member of our Board of Directors.

Employee stock options

      At December 31, 2001, there were 101,907,539 options outstanding pursuant to existing share subscription plans and 11,197,000 options outstanding pursuant to existing share purchase plans, each option giving a right to acquire one Class A share. Also at December 31, 2001, there were 1,033,400 options outstanding pursuant to existing share subscription plans, each option giving a right to acquire one Class O share.

      In September 1999, March 2000, December 2000 and December 2001, our board of directors decided to extend its grant of stock options to specialists, high-potential employees and future executives, as well as members of senior management who previously had been the only beneficiaries of such options. Our existing share subscription and purchase plans are described below.

      Share Subscription Plans. At our shareholders’ meeting held on September 20, 2000, our shareholders authorized our board of directors to grant options to subscribe for a number of newly-issued Class A and Class O shares not to exceed 10% of the total number of outstanding Class A and Class O shares outstanding, to our employees and executives.

      On January 24, 1996, our board of directors approved a share subscription plan for the Class A shares. The plan included 9,069,500 Class A share subscription options with an exercise price of € 12.96 per share for 998 recipients. The options for the Class A shares become exercisable in 1998, and expire on December 31, 2003.

      On December 11, 1996, our board of directors approved a share subscription plan for the Class A shares. The plan included 394,000 Class A share subscription options with an exercise price of € 13.42 per share for 48 recipients. The options for the Class A shares become exercisable in 1998, and expire on December 31, 2003.

      On April 17, 1997, our board of directors approved a share subscription plan for the Class A shares. The plan included 8,199,500 Class A share subscription options with an exercise price of € 19.27 per share for 961 recipients. The options for the Class A shares become exercisable in 2002, and expire on December 31, 2004.

      On December 10, 1997, our board of directors approved a share subscription plan for the Class A shares. The plan included 367,000 Class A share subscription options with an exercise price of € 20.95 per share for 61 recipients. The options for the Class A shares become exercisable in 2002, and expire on December 31, 2004.

      On March 29, 2000, our board of directors approved a capital increase reserved for employees. In connection therewith, 2,226,451 Class A shares were issued on June 29, 2000 at a price of € 48 per share, and for each share subscribed, the participant received an option to purchase four additional shares. As a result, options to purchase up to an aggregate of 8,905,804 Class A shares were granted to 58,957 participants with an exercise price of € 48 per share. These options become exercisable in 2003 or, for options granted to employees of any of our companies with a registered office in France, in 2005, and are exercisable for a period of one year. At the same board meeting, our board also approved the granting of 15,239,250 Class A share subscription options with an exercise price of € 48 per share to 3,887 recipients. These options become exercisable in 2003 or, for options granted to employees of any of our companies with a registered office in France, in 2005, and are exercisable for a period of two years.

      On December 13, 2000, our board of directors also approved a share subscription plan for the Class A and Class O shares. The first plan included 1,235,500 Class A share subscription options with an exercise price of € 65 per share for 478 recipients and the second plan included 306,700 Class O shares with an exercise price of € 64 per share for 340 recipients. The options for the Class A shares become exercisable in 2003 or, for options granted to employees of any of our companies with a registered office in France, in 2004, and are exercisable for a period of two years. Under the plan for the Class O shares, one quarter of the shares vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on December 12, 2008. Under the plan for the Class O shares, options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

      On March 7, 2001, our board of directors approved a capital increase reserved for employees. In connection therewith, 91,926 Class A shares were issued at a price of € 50 per share, and for each share subscribed the participant received an option to purchase three additional shares. As a result, options to purchase up to an aggregate of 275,778 Class A shares were granted with an exercise price of € 50 per share. These options become exercisable in 2004 or, for options granted to employees of any of our companies with a registered office in France, in 2005, and are exercisable for a period of one year. At the same board meeting, our board also approved the granting of 37,668,588 Class A share subscription options with an exercise price of € 50 per share for 30,790 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on March 6, 2009. Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

      In 2001, our president approved certain share subscription plans pursuant to authority delegated to him by our board of directors. Pursuant to this delegation of authority, our president may grant certain Class A stock subscription options or Class O stock subscription options to our, or to our affiliates’, new employees or, under exceptional circumstances, to our or to our affiliates’ existing employees. On April 2, 2001, our president approved a share subscription plan for Class A and Class O shares. The first plan included 48,850 Class A share subscription options with an exercise price of € 41 per share for 13 recipients and the second plan included 2,500 Class O shares with an exercise price of € 39 per share for one recipient. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on April 1, 2009. Options granted to employees of any of our companies in France are not exercisable during the first four years after grant.

      On June 15, 2001, our president approved a share subscription plan for Class A shares. The plan included 977,410 Class A stock subscription options with an exercise price of € 32 per share for 627 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on June 14, 2009. Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

      On September 3, 2001, our president approved a share subscription plan for Class A shares. The plan included 138,200 Class A stock subscription options with an exercise price of € 19 per share for 58 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on September 2, 2009. Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

      On November 15, 2001, our president approved a share subscription plan for Class O shares. The plan included 162,000 Class O stock subscription options with an exercise price of € 9 per share for 16 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on November 14, 2009. Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

      On December 19, 2001, our board of directors approved a share subscription plan for Class A and Class O shares. The first plan included 27,871,925 Class A share subscription options with an exercise price of € 20.80 per share for 25,192 recipients and the second plan included 565,800 Class O shares with an exercise price of € 9.30 per share for 521 recipients. One quarter of these options vest upon the first anniversary of the grant date, the remaining shares vest at a rate of 1/48th per month thereafter and the options expire on December 18, 2009. Options granted to employees of any of our companies in France are not exercisable during the first four years after grant. On December 19, 2001, our board of directors also approved a share subscription plan for Class A shares that included a maximum of 1,220,000 share subscription options, with an exercise price of € 20.80 per share, for up to 61,000 recipients who subscribed to the capital increases of March 2000 and March 2001, and remain our employees. These options become exercisable in 2004 or, for options granted to employees of any of our companies with a registered office in France, in 2005, and are exercisable for a period of one year.

      Under certain of the share subscription plans described above, options granted to employees of our companies with a registered office in Belgium may become exercisable or vest, as applicable, over a longer period, as in France.

      Share Purchase Plans. Under a December 1998 plan, options to purchase up to 11,602,500 Class A shares were granted with an exercise period from December 9, 2003 to December 31, 2005 at an exercise price of € 20.52. Our board of directors also approved a share purchase plan in September 1999 and granted options to purchase up to 545,000 Class A shares with an exercise period from September 8, 2004 to December 31, 2005 and at an exercise price of € 28.40 per share. The options granted under the December 1998 and September 1999 plans are exercisable, since the target of consolidated income from operations of at least 6.5% of our total net sales for the year ending December 31, 2000 was achieved. The December 1998 and September 1999 plans are comprised of options to purchase existing, and not newly issued, Class A shares. If the options are exercised, we will sell the optionee Class A shares that we had acquired in connection with our buy-back program approved by our board of directors on September 21, 1998 and subject to the annual approval of our shareholders.

Option plans for acquired companies

      Option plans of Alcatel Optronics UK Ltd (formerly Kymata Ltd), which we acquired in September 2001, provide, as of December 31, 2001, the option holders the right to acquire 399,250 Class O shares at exercise prices ranging between € 0.80 and € 35.15 in lieu of shares of Kymata Ltd.

      Option plans of North American companies that we had acquired now provide the option holders the right to acquire Class A ADSs in lieu of shares of the acquired companies. These options give rights to purchase only existing Class A ADSs. These plans exist with respect to Newbridge, Packet Engines, Assured Access, Xylan, Internet Devices, DSC, Genesys and Alcatel USA Inc. In addition, Alcatel USA, Inc. has also adopted share purchase plans for executives and employees of U.S. and Canadian companies. In total, options to purchase up to 45,664,755 Class A ADSs were outstanding as of December 31, 2001 under the assumed stock option plans and the share purchase plan adopted in the United States and Canada, which represent a commitment by Alcatel USA, Inc. or its U.S. subsidiaries to the recipients. The following table sets forth, with respect to our U.S. and Canadian subsidiaries, the number of outstanding and exercisable options as of December 31, 2001, the average exercise price and the exercise period.

	Outstanding Options			Exercisable Options

	Exercise
	price in U.S. $		Weighted	Weighted		Weighted
	(giving right	Number	remaining	average	Amount	average
	to one	outstanding	exercise	exercise	exercisable	exercise
	Class A	at	period	price in	at	price in
Issuer	ADS)	12/31/2001	(years)	U.S. $	12/31/2001	U.S. $

Packet Engines	0.29-0.86	26,927	6.37	0.6783	20,386	0.623
Assured Access	0.74-1.85	143,336	6.48	0.787	136,097	0.773
Xylan	0.05-18.14	4,617,432	6.15	8.782	3,268,925	8.330
Internet Devices, Inc.	0.26-1.17	85,604	7.12	1.00	46,454	0.916
DSC	16.57-44.02	251,294	4.04	32.208	251,294	32.208
Genesys	0.01-41.16	5,179,081	7.27	20.244	3,145,610	18.223
Newbridge	11.72-52.48	15,272,958	3.10	29.753	12,064,886	29.840
Alcatel USA Inc.	21.40-84.88	20,088,123	8.44	53.096	7,988,679	49.729

Total number of options		45,664,755			26,922,331

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

      At December 31, 2001, to our knowledge, no shareholder (other than our subsidiaries) beneficially owned 5% or more of either our Class A shares or our Class O shares.

      The table below lists our principal shareholders as of December 31, 2001:

	Capital			Voting Rights

Principal Shareholders	A shares	O shares	Total	A shares	O shares	Total

Caisse des Dépôts et Consignations Group	2.66%	2.47%	2.66%	2.81%	2.47%	2.80%
Employee Investment Fund (FCP 3A)	1.40%	0.92%	1.39%	2.69%	0.92%	2.65%
Société Générale Group	0.94%	—	0.92%	1.61%	—	1.57%
Shares held by Alcatel subsidiaries	4.48%	0.05%	4.39%	—	—	—
Treasury Stock	2.50%	—	2.44%	—	—	—
Public	88.02%	96.56%	88.20%	92.89%	96.61%	92.98%

Total	100%	100%	100%	100%	100%	100%

      Each fully paid Class A and Class O share that is held in registered form by the same holder for at least three years entitles the holder to double voting rights at any of our shareholder meetings. The dual voting right will automatically terminate for any share which has been subject to conversion into a bearer share or for which ownership has been transferred. Regardless of the number of Class A and Class O shares held, the total voting rights per shareholder cannot exceed 8% of the total voting rights present or represented at any of our shareholder meetings (16% if double voting rights apply). For further details about voting rights of our shares please refer to Item 10 “Additional Information — Description of Our Shares.”

      As of December 31, 2001, 94,781,268 Class A ADSs were outstanding in the United States, representing approximately 12% of the total outstanding Class A shares and 2,533,544 Class O ADSs were outstanding in the United States, representing 9.9% of the total outstanding Class O shares. At such date, the number of registered Class A ADS holders and Class O ADS holders in the United States was 2,803 and 3, respectively.

      We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. We are not aware of any arrangements that may result in a change of control of Alcatel.

Related Party Transactions

      In December 1999, Alcatel and Thales (formerly Thomson-CSF), a company in which Mr. Tchuruk serves as a director and in which Alcatel held at that time a 25.29% interest, entered into an agreement providing for cooperation between Alcatel and Thales on strategic and operational matters, including, marketing and sales, purchasing, venture capital and property management. Currently, we hold a 15.83% interest in Thales.

      In February 2001, in connection with our sale of a portion of our interest in Alstom in a public offering, we agreed to indemnify the underwriter for Alstom’s obligations under the underwriting agreement. On the date this agreement was signed, Messrs. Tchuruk and Halbron were directors of both Alcatel and Alstom and we held a 24% interest in Alstom. Currently, we do not hold any interest in Alstom.

      In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales, a company in which Mr. Tchuruk serves as a director, for € 795 million, paid half in cash and half in Thales shares owned by Alcatel. As a result of this transaction, Alcatel Space became a wholly owned subsidiary of Alcatel and our interest in Thales decreased from 25.29% to 20.03%.

      Alcatel and Helmut Werner, a director, entered into a consulting agreement, with an effective date of August 1, 2001, pursuant to which Mr. Werner will advise us on strategic, economic and industrial matters. Pursuant to this agreement, we will pay to Mr. Werner annual compensation of € 102,258.

Item 8.	Financial Information

Consolidated statements and other financial information

      See Alcatel’s consolidated financial statements and the combined financial statements of our Optronics division elsewhere in this annual report.

Legal matters

      In addition to a certain number of legal proceedings incidental to the normal conduct of our business, which our management does not believe represents significant costs for us, we are involved in the following legal proceedings, for which we have not judged it necessary to create provisions in our financial statements.

      France Telecom. Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the Transmission division and in 1992 in the Switching division (which are now the Optics and Carrier Networking segments, respectively).

      While the issue relating to the Transmission division resulted in the signing of a settlement agreement with France Telecom, France Telecom filed a civil complaint with the investigating magistrate regarding the switching activity without quantifying the amount of the alleged damages.

      In April 1999, we learned that the investigation had been extended to determine whether our corporate funds as well as those of Alcatel CIT were misused. Both Alcatel CIT and we have filed civil complaints to preserve their rights in this respect.

      In January 2000, the investigating magistrate declared his investigation closed on the alleged “overbillings,” and we filed several motions with the Paris Court of Appeals challenging the validity of certain procedural aspects of the investigation, including the validity of the reports of two experts. On December 12, 2001, the Paris Court of Appeals rendered a decision ordering the deletion of certain portions of the expert’s reports, but denying most of our motions. We have filed an appeal with the Cour de Cassation, the highest French court having jurisdiction on this matter, concerning the motions denied.

      DSC. In connection with the fall in our share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the “Actions”) were filed since September 18, 1998 against us challenging the accuracy of certain public disclosures that we made regarding our financial condition during the first nine months of 1998.

      The Actions purport to be brought on behalf of classes consisting of persons who (i) acquired Class A ADSs in connection with our acquisition of DSC Communications Corporation in September 1998, or (ii) purchased Class A ADSs between March 19, 1998 through September 17, 1998, or acquired call and put options on Class A ADSs between March 19, 1998 and September 17, 1998.

      The Actions have been consolidated in the U.S. District Court for the Eastern District of Texas. We moved to dismiss the complaints brought by the two categories of plaintiffs. On November 18, 1999, the court dismissed the complaint of those persons who acquired Class A ADSs and call and put options between March 19, 1998 and September 17, 1998, with leave to amend. Those plaintiffs appealed, oral argument was held on March 2, 2002, and we are now awaiting the decision on the appeal. The claims of the other group of plaintiffs, representing those parties that received Class A ADSs as a result of our acquisition of DSC by merger, were settled in December 2001. The cost to us of this settlement not covered by our insurance is $4 million. Alcatel continues to deny any liability or wrongdoing with respect to this litigation.

      Although it is not possible at this stage of the cases to predict their outcome with certainty, we do not believe that the ultimate outcome of these proceedings will have a material adverse effect on our consolidated financial position. We are not aware of any other proceedings that would or may have a significant effect on our activities, financial position or assets.

Dividend policy

      General. Under French law, our board of directors must first propose the distribution of any dividend to a general meeting of all our shareholders, voting together as a single class. A majority of the holders of both Class A and Class O shares, voting together as a single class, must then approve the distribution. Under French law, the aggregate amount of any dividends paid on the Class A shares and the Class O shares will, for any year, be limited to our distributable profits (bénéfice distribuable) for that year. In any fiscal year, our distributable profits will equal the sum of the following:

•	our profits for the fiscal year, less

•	our losses for the fiscal year, less

•	any required contribution to our legal reserve fund under French law, plus

•	any additional profits that we reported, but did not distribute in our prior fiscal year.

      In the future, we may offer our shareholders the option to receive any dividends in shares instead of cash.

      Dividends paid to holders of Class A or O shares (we will refer to them generally as “Alcatel shares”) or Class A or O ADSs (we will refer to them generally as “ADSs”) who are nonresidents of France in 2001 will generally be subject to a 25% French withholding tax which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Certain holders of Alcatel shares or ADSs who are residents of the United States. may be entitled to receive a subsequent payment representing the French avoir fiscal tax credit in an amount equal to 25% or 50% of the amount of dividend paid, depending on the beneficiary of any dividends paid by Alcatel, less applicable French withholding tax. See “Taxation” for a summary of certain U.S. federal and French tax consequences to holders of Alcatel shares or ADSs. Holders of Alcatel shares or ADSs should consult their own tax advisors with respect to the tax consequences of an investment in Alcatel shares or ADSs. Dividends paid to holders of ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to U.S. dollars. You should refer to Item 10 — “Description of the Class A ADSs” and “— Description of the Class O ADSs” for a further discussion of the payment of dividends on the ADSs.

      Class O share dividends. Pursuant to our articles of association and by-laws and subject to the limitations described below, in each year, with respect to our results of the immediately preceding fiscal year, we will pay a non-cumulative preferred dividend on the Class O shares (excluding avoir fiscal), which will be the greater of:

•	€ 0.10 per Class O share; and

•	an amount per Class O share calculated based on the financial performance of the Optronics division. The amount per Class O share that is calculated based on the performance of the Optronics division will equal 10% of the earnings of the Optronics division for that year attributable to the outstanding Class O shares divided by the number of Class O shares deemed outstanding (which includes the number of Class O shares that, if issued to us, would represent our interest). For a further discussion of how to measure our interest in the Optronics division for dividend purposes, you should review Item 10 — “Description of our Shares — Class O shares.”

      In no event may the latter amount exceed 150% of the dividend per share paid on the Class A shares in respect of the same fiscal year. The preferred dividend will be paid in preference to any dividend paid to holders of Class A shares.

      If the preferred dividend is not approved by shareholders pursuant to the procedures described under “General” above, we will be in breach of our articles of association and by-laws and would remain liable to make such payment to holders of Class O shares.

      Any dividend that we pay on the Class O shares, including the preferred dividend described above, is subject to any legal restrictions on us regarding the payment of dividends, including the limitation of dividends to distributable reserves as described in “General” above.

      If we decide to pay an extraordinary dividend through the distribution of reserves or premium, each Class O share would entitle its holder to receive the same extraordinary dividend as each Class A share.

Item 9.	The Offer and the Listing

General

      In September 2000, the Paris Bourse(SBF) SA, or the “SBF,” the Amsterdam Exchange and the Brussels Exchange merged to create Euronext, the first Pan-European exchange. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, the SBF retains responsibility for the admission of shares to the Paris Bourse’s trading markets as well as the regulation of those markets.

      The principal trading market for the Class A and Class O shares is the Premier Marché of Euronext Paris SA. The Class A shares have been traded on the Euronext Paris SA since June 3, 1987 and the Class O shares have been traded on the Euronext Paris SA since October 20, 2000. The Class A shares are also listed on Euronext Amsterdam, Antwerp, Basle, Euronext Brussels, Frankfurt, Geneva, Tokyo and Zurich exchanges and are quoted on SEAQ International in London. In addition, the Class A ADSs have been listed on The New York Stock Exchange since May 1992 and the Class O ADSs have been quoted on the Nasdaq National Market since October 2000.

      The following table sets forth, for the periods indicated, the high and low prices on the Euronext Paris SA for the Class A shares and the Class O shares:

	Share Price Information in Euro(1)

	Class A price		Class O price
	per share(2)		per share(3)

	High	Low	High	Low

1997	27.04	12.29	—	—
1998	43.45	13.32	—	—
1999	46.50	18.30	—	—
2000	97.15	39.10	—	—
First Quarter	56.98	39.24	—	—
Second Quarter	74.60	39.10	—	—
Third Quarter	97.15	67.60	—	—
Fourth Quarter	81.10	55.30	90.00	46.65
2001	72.35	11.34	65.00	4.50
First Quarter	72.35	33.85	65.00	31.05
Second Quarter	39.14	22.22	39.50	12.80
Third Quarter	25.61	11.50	14.75	4.50
Fourth Quarter	23.29	11.34	10.95	5.11
September	17.70	11.50	8.49	4.50
October	17.96	11.34	9.17	5.11
November	22.70	16.12	10.95	7.50
December	23.29	17.40	10.39	7.41
2002
January	21.62	16.46	9.62	7.71
February	18.18	14.62	8.00	5.00

(1)	Share price information was published in French francs until January 1, 1999. Information for periods prior to January 1, 1999 has been translated solely for convenience into euros at the fixed exchange rate of € 1.00 = FF 6.55957.

(2)	Adjusted to reflect a 5-for-1 stock split effective May 22, 2000.

(3)	The Class O shares began trading on the Euronext Paris S.A. on October 20, 2000.

Trading in the United States.

      The Bank of New York serves as the Depositary with respect to the Class A ADSs traded on The New York Stock Exchange and the Class O ADSs quoted on the Nasdaq National Market. Each Class A ADS represents one Class A share and each Class O ADS represents one Class O share.

      The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for the Class A ADSs and as quoted on the Nasdaq National Market for the Class O ADSs:

	American Depositary Share Price
	Information in U.S. dollars

	Class A ADS		Class O ADS
	price per share(1)		price per share(2)

	High	Low	High	Low

1997	28.50	15.50	—	—
1998	47.13	15.94	—	—
1999	46.06	20.38	—	—
2000	86.25	37.00	—	—
First Quarter	55.50	38.88	—	—
Second Quarter	69.81	37.00	—	—
Third Quarter	86.25	61.75	—	—
Fourth Quarter	69.69	46.63	71.75	41.38
2001	66.94	10.53	59.50	4.04
First Quarter	66.94	28.48	59.50	27.00
Second Quarter	34.66	19.51	32.81	10.95
Third Quarter	21.51	10.57	12.39	4.04
Fourth Quarter	20.18	10.53	9.63	4.55
September	15.60	10.57	7.05	4.04
October	15.61	10.53	8.00	4.55
November	19.80	14.87	9.63	6.53
December	20.18	15.91	8.95	6.45
2002
January	19.15	14.45	8.70	6.57
February	15.48	12.88	6.95	4.35

(1)	A 5-for-1 stock split and a change in the ratio of Class A shares to ADSs was effective as of May 22, 2000.

(2)	The Class O ADSs have been quoted on the NASDAQ since October 20, 2000.

Item 10.	Additional Information

Memorandum and articles of association

      Our purpose. Our objects and purposes can be found in Article 2 of our articles of association and bylaws. Generally, our purpose in all countries is to take any and all types of actions relating to electricity, telecommunications, data processing, electronics, the space industry, nuclear power, metallurgy and generally to all means of production and transmission of power or communications. In addition, we may create companies regardless of activity, own stock in other companies and manage shares and securities. We are listed in the Paris Trade Register under number 542 019 096 and our APE code is 741 J. In this section, references to “Alcatel” and “our,” “us” or “we” refer only to Alcatel, unless otherwise indicated.

Director issues

      General. Our articles of association and bylaws stipulate that our directors shall be elected by our shareholders and that our board of directors shall consist of no fewer than six and no more than 18 directors. Our board of directors presently consists of 14 directors. Two directors are required to be our employees or employees of our subsidiaries. Directors elected after May 2000 are elected for terms of up to four years, which term can only be renewed by the vote of our shareholders. However, directors may be elected to multiple, and consecutive, terms. Our board of directors appoints, and has the power to remove, the chairman and chief executive officer. The chairman serves for the term determined by the board when the chairman is elected, which may not exceed the chairman’s term as a director. Our governing documents also provide for one or more deputy chairmen, who may be elected by the board.

      Directors can be individuals or entities, including corporations. If an entity is a director, it must appoint an individual to act as its permanent representative.

      Our articles of association and bylaws provide that the board of directors is responsible for managing the company. In accordance with the amendments of the French Commercial Code dated May 15, 2001, an amendment to our articles of association and bylaws will be proposed to our shareholders, at the shareholders’ meeting scheduled to be held on April 18, 2002, in order to allow the board of directors to modify the allocation of management responsibilities of the company.

      Shareholdings. Each director must hold 500 shares. Two directors must be our employees and must participate in a FCP at the time of appointment.

      Retirement. Generally, the maximum age for holding a directorship is 70. However, this age limit does not apply if less than one-third, rounded up to the nearest whole number, of serving directors has reached the age of 70. No director over 70 may be appointed if, as a result of the appointment, more than one-third of the directors would be over 70.

      If for any reason more than one-third of the number of serving directors are over 70, then the oldest director shall be deemed to have retired at the ordinary shareholders’ meeting called to approve our accounts for the fiscal year in which the one-third threshold was exceeded.

      If a company or other legal entity has the right to appoint a director and that director reaches 70, the company or legal entity must replace the director by the date of the ordinary shareholders’ meeting called to approve our accounts for the fiscal year in which such director reached 70.

DESCRIPTION OF OUR SHARES

Class A shares

      Each Class A share entitles a holder to the rights and limitations described under “— Terms and conditions generally applicable to the Shares.”

Class O shares

      Each Class O share entitles a holder to the specific rights described below, as well as the rights and limitations described under “— Terms and conditions generally applicable to the Shares.”

      General. Although we retain 100% of the legal ownership of the Optronics division, the Class O shares “track” or reflect the financial performance of the Optronics division. Generally speaking, this is effectuated by means of our dividend policy applicable to the Class O shares and the rights and obligations of holders of Class O shares if we dispose or effect an initial public offering of the Optronics division. The percentage of the division’s financial performance “tracked” by the Class O shares does not represent an actual ownership interest in the Optronics division. Class O shareholders own stock of Alcatel and not of the Optronics division itself.

      Unlike the Class O shares, the Class A shares are not tracking shares and represent an interest in the performance of Alcatel and our subsidiaries as a whole, subject to the rights attached to the Class O shares described below.

      In order for us to determine the amount of the preferred dividend on the Class O shares, it is necessary to distinguish between the portion of the performance of the Optronics division tracked by the Class O shares and the portion “not tracked.” In addition, it is necessary to make this distinction to determine the additional payment, if any, required to be paid by us or the Class O shareholders upon the occurrence of certain circumstances as described under “Mandatory conversion of the Class O shares” below.

      The portion of the performance of the Optronics division allocated to the outstanding Class O shares equals the quotient resulting from the number of outstanding Class O shares divided by the total number of Class O shares deemed outstanding. The total number of Class O shares deemed outstanding equals:

•	the number of outstanding Class O shares, plus

•	the number of Class O shares that if issued to Alcatel would represent its interest.

      The portion of the financial performance that is not tracked by the outstanding Class O shares is represented by “notional Class O shares.” No Class O shares, in fact, are issued to Alcatel. However, a specified number of notional shares is assumed for the sole purpose of calculating any change in the portion of the financial performance tracked by the Class O shares and the portion not tracked. The portion of the financial performance of the Optronics division not tracked equals the number of notional Class O shares allocated to Alcatel divided by the total number of Class O shares deemed outstanding.

      As of December 31, 2001

•	The Class O shares track 23.5% of the performance of the Optronics division.

•	We retain the right to participate in 76.5% of the financial performance of the Optronics division.

      This allocation of financial performance is subject to adjustment from time to time in accordance with our articles of association and by-laws, such as upon:

•	the transfer of assets between the Optronics division and us,

•	the adjustments, if any, following the payment of dividends to the holders of Class O shares,

•	increases in the number of notional Class O shares,

•	issuances of additional Class O shares, and

•	the repurchase by us or the Optronics division of Class O shares.

      Mandatory conversion of the Class O shares. Class O shares will convert into Class A shares in the following circumstances:

•	the disposition of more than 80% of the Optronics division or 80% of the fair value of the assets of the Optronics division to one or more persons of which we do not control at least 80% of the voting equity capital (or the loss of majority control of the Optronics division); or

•	the initial public offering of the Optronics division.

      In addition to the mandatory conversion of Class O shares into Class A shares, in certain circumstances, an additional payment by Alcatel to the holders of Class O shares or by the holders of the Class O shares to Alcatel will be required. In both instances, the terms of the conversion and any additional payment required will depend on two factors:

•	the net proceeds per Class O share calculated based on the fair value of the net proceeds received by Alcatel in the disposition (or the fair value of the Optronics division in the case we no longer have majority control of the entity controlling, directly or indirectly, the Optronics division); and

•	the average market value of the Class A shares during a defined twenty-day trading period (the “reference period”).

      Net proceeds per Class O share will equal:

•	the fair value of the gross proceeds of the disposition received by us net of (a) any taxes, fees or expenses paid or payable by us in connection with the disposition and (b) any losses, estimated liabilities, provisions or off-balance sheet liabilities relating to the Optronics division to the extent not already deducted from gross proceeds, divided by

•	the number of Class O shares deemed outstanding.

      As a general matter, Alcatel will be required to make a payment to the holders of the Class O shares (at our election in either Class A shares or in cash) if the net proceeds per Class O share is equal or greater than the average market value of a Class A share during the reference period.

      If we elect to pay cash, the amount paid per Class O share will be

(i) the difference between the net proceeds per Class O share and the average market value of a Class A share during the reference period, plus

(ii) 10% of the average market value of a Class O share during the reference period.

      If we elect to issue and deliver Class A shares rather than cash, the issuance will constitute a capital increase and will require the prior approval of our shareholders as described below under “Changes in Share Capital — Capital Increases.” The number of Class A shares to be received per Class O share will be equal to

(i) the amount of cash per Class O share, if any, payable by us if we had elected to pay cash, divided by

(ii) the average market value of a Class A share during the reference period.

      If the net proceeds per Class O share are equal to or greater than 90% of the average market value of a Class A share during the reference period but less than 100% of the average market value of a Class A share during the reference period, no additional payment is required by us or the Class O holder.

      If, however, the net proceeds per Class O share are less than 90% of the average market value of a Class A share during the reference period, the holders of the Class O shares will be required to make a payment to Alcatel (at their election in either Class A shares or in cash) equal to the difference between 90% of the average market value of a Class A share during the reference period and the net proceeds per Class O share multiplied by the number of Class O shares held. If the holder elects to deliver shares, the number of shares will equal the difference described above divided by the average market value of a Class A share during the reference period.

      Failure by a holder to pay this amount in a timely manner may permit us to sell Class A shares held by the holder in accordance with French law. The holder may also be liable to us for any amount not satisfied from the proceeds of such sale after deduction of the costs of such sale.

      The Class O shares will be converted into Class A shares in connection with the public offering of securities of any of our subsidiaries that controls, directly or indirectly, the Optronics division. For purposes of calculating whether any additional payments are required by Alcatel or the holders of Class O shares, the fair value of the gross proceeds to the subsidiary used to determine the net proceeds per Class O share will be the subsidiary’s market value based on the initial public offering price.

      In connection with a mandatory conversion discussed above, in the case of holders who are U.S. persons, the conversion into Class A shares may not take place until a registration statement relating to those shares has been declared effective under the Securities Act.

Terms and conditions generally applicable to the Shares

      Form of Shares. Under French company law, ownership of the Alcatel shares is not represented by share certificates. Bearer shares are recorded in the books of an accredited financial intermediary in an account opened in the name of the shareholder at EUROCLEAR France (ex-Sicovam SA) (an accredited financial intermediary is a French broker, bank or authorized financial institution registered as such in France). Upon our request, EUROCLEAR France will disclose to us the name, nationality, address and number of shares held by each shareholder who holds them in bearer form. This information may only be requested by us and may not be communicated to third parties.

      Alcatel shares that are fully paid-up may be held in registered or bearer form at the option of the holder, subject to the next paragraph. Ownership of Alcatel shares in registered form is recorded in books maintained by us or our appointed agent. A holder of Alcatel shares in registered form may manage its own Alcatel shares or appoint an accredited financial intermediary. Alcatel shares held in bearer form by a person who is not a resident of France may, at the request of such holder, be physically delivered in the form of bearer certificates representing such Alcatel shares, provided that the Alcatel shares are held and traded outside France. In determining whether or not to issue physical certificates in these circumstances, the accredited financial intermediary considers certification practices in foreign markets and may consult with us.

      Registration of Shares. Any holder owning 3% of the total number of shares (Class A or Class O or any combination thereof, including ADSs) must request, within five trading days of reaching that ownership level, that all of its shares be registered. In addition, this registration requirement will apply to all shares (Class A or Class O or any combination thereof, including ADSs) that the holder may subsequently acquire each time a holder of 3% or more of the total number of shares increases its holding by 0.5%, up to and including 50%. Each holder is required to notify us of any such subsequent acquisition. Compliance with this requirement is deemed to be in compliance with the notification requirements described below under “— Holdings exceeding certain percentages.” Failure to comply with this requirement may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

      Transfer of shares. Alcatel shares held in registered form are transferred by means of an entry recorded in the transfer account maintained by us or on our behalf for this purpose. In order for Alcatel shares in registered form to be traded on a stock exchange in France, the shares must first be converted into bearer form by a financial intermediary upon receipt of a selling order from the holder. Upon completion of the trade, the new holder is required to register the shares in its name within five trading days, only if such trade causes the holder to cross the 3% threshold specified by our articles of association and bylaws. Bearer shares are held and recorded in the securities account of the holder and may be traded without any further requirement. The Alcatel shares held in bearer form by a person who is not a resident of France are transferable outside France by delivery of the bearer certificates representing the Alcatel shares.

      Holdings exceeding certain percentages. Under French law, any individual or entity, acting alone or in concert with others, who becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of our outstanding share capital or voting rights (including through ADSs), or whose holding subsequently falls below any of these thresholds, must notify us of the number of Class A shares and Class O shares it holds within 15 calendar days of the date the relevant threshold was crossed. The individual or entity must also notify the French stock exchange regulator (Conseil des marchés financiers), the self-regulatory organization that has general regulatory authority over the French stock exchanges, within five trading days of the date the threshold was crossed.

      In addition, our articles of association and bylaws provide that any individual or entity which at any time owns, directly or indirectly, a number of shares equal to or more than 0.5%, or any multiple thereof up to and including 2.5%, of our issued share capital, or whose holding falls below any of these thresholds, must, within 15 days of exceeding this threshold, notify us by letter, fax or telex of the total number of each class of shares owned. Failure to provide timely written notice to us may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

      French company law and the regulations of the French securities regulator (Commission des opérations de bourse) impose additional reporting requirements on any person or persons acting alone or in concert who acquire more than 10% or 20% of our share capital or voting rights. An acquiror exceeding those thresholds must file a statement with us, the French securities regulator (Commission des opérations de bourse) and the French stock exchange regulator (Conseil des marchés financiers). The notice must specify the acquirer’s intentions for the 12-month period following the acquisition of its 10% or 20% stake, including whether or not it intends to (1) increase its stake, (2) acquire a controlling interest in us or (3) seek the election of nominees to our board of directors. The statement must be filed within 15 calendar days after the date either of these thresholds was crossed. The statement is published by the French stock exchange regulator (Conseil des marchés financiers). Similar reporting requirements must be complied with if the acquiror’s intentions have changed due to material events.

      In addition, under French law and the regulations of the French stock exchange regulator (Conseil des marchés financiers), any person or persons, acting alone or in concert, who enter into an agreement containing provisions granting preferential treatment, with respect to the sale of shares, voting rights, or otherwise, for shares representing 0.5% or more of our share capital or voting rights must file such provisions with the French stock exchange regulator (Conseil des marchés financiers).

      Under French law and the regulations of the French stock exchange regulator (Conseil des marchés financiers), and subject to limited exemptions granted by it, any person or persons, acting alone or in concert, who acquires shares representing one-third or more of our share capital or voting rights must initiate a public tender offer for the balance of our share capital and all other outstanding securities (such as convertible bonds) that are convertible into or exchangeable for our share capital.

      If a shareholder (including a holder of ADSs) fails to comply with these notification requirements, the shareholder will be deprived of voting rights attached to the shares it holds in excess of the relevant threshold. The shareholder will be deprived of its voting rights at all shareholders’ meetings held until the end of a two-year period following the date on which the shareholder has complied with the notification requirements. Furthermore, any shareholder who fails to comply with these requirements, including the notification requirements of our articles of association and bylaws, may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by court decree at the request of our chairman, any of our shareholders or the French securities regulator (Commission des opérations de bourse). Such shareholder may also be subject to criminal penalties.

      In order to permit shareholders to give the notice required by law and our articles of association and bylaws, we are obligated to publish in the French official newspaper (Bulletin des annonces légales obligatoires or BALO), not later than 15 calendar days after our annual ordinary shareholders meeting, information with respect to the total number of votes available as of the date of the meeting. In addition, if we are aware that the number of available votes has changed by at least five percent since the last publication of the number of available votes, we must publish the number of votes then available in the BALO within 15 calendar days of that change and provide the French stock exchange regulator (Conseil des marchés financiers) with written notice.

      Voting rights. Each Class A and Class O share (or ADS) entitles a holder to one vote at all meetings of our shareholders, voting together as a single class, subject to the provisions concerning double voting rights described below. For each Class A and Class O share fully paid and held in the name of the same person for more than three years, the holder will be entitled to double voting rights with respect to such Class A and Class O share at any of our meetings, whether ordinary or extraordinary. The dual voting right will automatically terminate for any share which has been subject to conversion into a bearer share or for which ownership has been transferred. Since ADSs are held in the name of the Depositary, holders of our ADSs are not entitled to double voting rights.

      Regardless of the number of Class A and Class O shares held, the total voting rights per shareholder cannot exceed 8% of the total voting rights present or represented at any meeting of shareholders (16% if double voting rights apply). This limit applies whether or not the shares are voted directly or by proxy. However, this limit does not apply if, following a successful tender offer for all our shares, whatever their class, a shareholder, acting alone or in concert, owns at least two-thirds or more of our outstanding shares. In addition, this limit does not apply to the votes cast by the chairman of the meeting pursuant to a blank proxy.

      Preemptive rights. Under French law, shareholders will have preemptive rights to subscribe on a pro rata basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by us for cash. During the subscription period relating to a particular offering of shares, shareholders may transfer preferential subscription rights that they have not previously waived. In order to issue additional Class A or Class O shares without preemptive rights, beyond issuances already approved, we must obtain the approval of two-thirds of the voting rights present or represented by proxy at an extraordinary meeting of our shareholders, voting together as a single class.

      Liquidation. Upon our liquidation, after payment of all prior claims, holders of Class A shares, together with holders of Class O shares, will be entitled to receive a pro rata amount of all our net assets. The pro rata amount will be calculated in proportion to the total nominal value of the shares held by such holder.

      Dividends. You should refer to Item 8 — “Dividend Policy” for a description of how dividends are calculated and paid on our Class A and Class O shares.

Changes in Share Capital

      Capital increases. In accordance with French law and subject to the exceptions discussed below, our share capital may be increased only with the approval of a two-thirds majority of the shareholders present or represented by proxy voting together as a single class at an extraordinary meeting. The shareholders may delegate to our board of directors, which in turn may delegate to the chairman of the board of directors, the power required to effect, in one or more phases, certain increases in share capital previously approved by our shareholders.

      Our share capital may be increased by the issuance of additional shares or by an increase in the nominal value of our existing shares. Our share capital may also be increased through the capitalization of existing reserves, profits or premium, in which case we must obtain the approval of a majority of the shareholders present or represented by proxy voting together as a single class at an extraordinary meeting of our shareholders. In case of an increase in our share capital by capitalization of reserves, profits or premium, shares attributed to a shareholder will be allocated pro rata based on the respective total nominal value of the Class A shares and/or the Class O shares held by such shareholder. The shares received by a shareholder will be of the same class as those owned by such shareholder. Therefore, holders of Class A shares will receive Class A shares, and holders of Class O shares will receive Class O shares.

      Share dividends may be approved by the shareholders, in lieu of payment of cash dividends, at an ordinary meeting.

      Additional Class A shares and Class O shares may be issued:

•	for cash;

•	in satisfaction of or set off against liabilities, including indebtedness;

•	for assets contributed to us in kind; or

•	upon the conversion, exchange or redemption of securities or upon exercise of warrants to purchase Class A shares or Class O shares.

      Capital decreases. Our share capital may generally only be decreased with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary meeting. Reductions in share capital may be made either by decreasing the nominal value of the shares or reducing the number of shares. The number of shares may be reduced if we either exchange or repurchase and cancel shares. As a general matter, reductions of capital occur pro rata among all shareholders, except (1) in the case of a share buyback program, or a public tender offer to repurchase shares (offre publique de rachat d’actions (OPRA)), where such a reduction occurs pro rata only among tendering shareholders; and (2) in the case where all shareholders unanimously consent to an unequal reduction.

      Cross shareholdings and holding of our Shares by our Subsidiaries. French law prohibits a company from holding our shares if we hold more than 10% of that company’s share capital. French law also prohibits us from owning any interest in a French company holding more than 10% of our share capital. In the event of a cross-shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are not entitled to voting rights. Failure by the officers or directors of a company to sell these shares is a criminal offense. In the event that one of our subsidiaries holds our shares, these shares are not entitled to voting rights. However, French law does not require the subsidiary to sell the shares.

DESCRIPTION OF THE CLASS A ADSs

      The following is a summary of certain provisions of the deposit agreement for the Class A ADSs and is qualified in its entirety by reference to the Class A deposit agreement among Alcatel, The Bank of New York as depositary, and the holders from time to time of Class A ADRs and the form of Class A ADR itself, copies of which are attached as an exhibit to the registration statement on Form F-6 that we filed with the Securities and Exchange Commission on May 22, 2000. Additional copies of the Class A deposit agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York,

New York 10286, and at the principal office of the custodian, Société Générale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

      American depositary receipts. Each Class A ADS represents one Class A share. A Class A American depositary receipt (ADR) may evidence any whole number of Class A ADSs. The Class A shares underlying the Class A ADRs will be deposited with the custodian or any successor custodian, under the terms of the Class A deposit agreement. Under French law and our articles of association and bylaws, shareholders must disclose the amount of their shareholding in certain circumstances.

      Deposit and withdrawal of Class A shares. As used in this discussion, “deposited Class A securities” means the Class A shares deposited under the Class A deposit agreement and all other securities, property and cash received by The Bank of New York or the custodian in respect or in lieu of the Class A shares.

      If Class A shares are deposited with the custodian, or at The Bank of New York’s principal office for forwarding to the custodian, The Bank of New York will issue Class A ADRs representing a whole number of Class A ADSs. Upon the payment of required taxes, charges and fees and the receipt of all required certifications, The Bank of New York will register the Class A ADRs in the name of the person or persons specified by the depositor of the Class A shares. No Class A shares will be accepted for deposit unless accompanied by evidence satisfactory to The Bank of New York that any necessary approval has been granted by (a) the French governmental agency, if any, that regulates currency exchange and (b) the French governmental authority, if any, that regulates foreign ownership of French companies. We will not, and will not permit any of our subsidiaries to, deposit Class A shares for which any necessary approval has not been granted.

      Upon surrender of Class A ADRs at The Bank of New York’s principal office, and upon payment of the fees provided for in the Class A deposit agreement, the Class A ADR holder is entitled to the whole number of deposited Class A shares that underlie the Class A ADSs evidenced by the surrendered Class A ADRs. The Bank of New York will deliver the underlying deposited Class A shares to an account designated by the Class A ADR holder. At the Class A ADR holder’s request, risk and expense, The Bank of New York will deliver at its principal office certificates or other documents of title for the deposited Class A securities, as well as any other property represented by the Class A ADSs.

      Pre-release of ADRs. The Bank of New York may, unless we instruct it not to, issue Class A ADRs prior to the receipt of Class A shares. This is called a “pre-release.” In addition, The Bank of New York may also deliver Class A shares upon the receipt and cancellation of Class A ADRs, even if the Class A ADRs were issued as a pre-release for which Class A shares have not been received. In addition, The Bank of New York may receive Class A ADRs in lieu of Class A shares in satisfaction of a pre-release. Before or at the time of such a transaction, the person to whom Class A ADRs or Class A shares are delivered must represent that it or its customer:

•	owns the Class A shares or Class A ADRs to be delivered to The Bank of New York;

•	assigns to The Bank of New York in trust all rights to the Class A shares or Class A ADRs; and

•	will not take any action inconsistent with the transfer of ownership of the Class A shares or Class A ADRs.

      In addition, each transaction must be:

•	fully collateralized (marked to market daily) with cash, U.S. government securities or other collateral of comparable safety and liquidity;

•	terminable by The Bank of New York on not more than five business days’ notice; and

•	subject to further indemnities and credit regulations as The Bank of New York deems appropriate.

      The Bank of New York will generally limit the number of Class A shares represented by pre-release Class A ADRs to 30% of the Class A shares on deposit with the custodian under the Class A deposit agreement.

Dividends, Other Distributions and Rights

      The Bank of New York is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited Class A shares.

      Amounts distributed to Class A ADR holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Bank of New York will then distribute the balance of the cash and/or property to the Class A ADR holders entitled to the distribution, in proportion to their holdings.

      Cash dividends and cash distributions. The Bank of New York will convert into dollars all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and transfer the resulting dollars to the United States within one day. The Bank of New York will distribute to the Class A ADR holder the amount it receives, after deducting any currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the Class A ADR holders entitled to receive it.

      Distributions of Class A shares. If we distribute Class A shares as a dividend or free distribution, The Bank of New York may, with our approval, and will, at our request, distribute to Class A ADR holders new Class A ADRs representing the Class A shares. The Bank of New York will distribute only whole Class A ADRs. It will sell the Class A shares that would have required it to use fractional Class A ADRs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the Class A shares but does not distribute additional Class A ADRs, the existing Class A ADRs will also represent the new Class A shares.

      If Class A shareholders have the option of receiving a dividend in cash or in Class A shares, we may also grant that option to Class A ADR holders.

      Other distributions. If The Bank of New York or the custodian receives a distribution of anything other than cash or Class A shares, The Bank of New York will distribute the property or securities to the Class A ADR holder, in proportion to such holder’s holdings. If The Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the Class A ADR holders.

      Rights to subscribe for additional Class A shares and other rights. If we offer our Class A shareholders any rights to subscribe for additional Class A shares or any other rights, The Bank of New York will, if requested by us:

•	make the rights available to all or certain holders of Class A ADRs, by means of warrants or otherwise, if lawful and feasible; or

•	if it is not lawful or feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

      In that case, The Bank of New York will allocate the net proceeds of the sales to the account of the Class A ADR holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.

      If registration under the Securities Act of 1933, as amended, is required in order to offer or sell to the Class A ADR holders the securities represented by any rights, The Bank of New York will not make the rights available to Class A ADR holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to Class A ADR holders and cannot dispose of the rights and make the net proceeds available to Class A ADR holders, then it will allow the rights to lapse, and the Class A ADR holders will not receive any value for them.

      Record dates. The Bank of New York will fix a record date any time:

•	a dividend or distribution is to be made;

•	rights are issued; or

•	The Bank of New York receives notice of any meeting of holders of Class A shares or other securities represented by the Class A ADRs.

      The persons who are Class A ADR holders on the record date will be entitled to receive the dividend, distribution or rights, or to exercise the right to vote.

      Notices and reports. When we give notice, by publication or otherwise, of a shareholders’ meeting or of the taking of any action regarding any dividend, distribution or offering of any rights, we will also transmit to the custodian a copy of the notice, in the form given or to be given to holders of deposited Class A securities. The Bank of New York will arrange for the mailing to Class A ADR holders of copies of those notices in English, as well as other reports and communications that are received by the custodian as the holder of deposited Class A securities.

      Voting of the underlying Class A shares. Under the Class A deposit agreement, a Class A ADR holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the Class A deposited securities, to exercise voting rights pertaining to the Class A shares represented by its Class A ADSs. The Bank of New York will send to Class A ADR holders English-language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York will also send to Class A ADR holders directions as to how to give it voting instructions, as well as a statement as to how the underlying Class A shares will be voted if it receives blank or improperly completed voting instructions.

      The voting rights per holder of Class A ADSs cannot exceed 8% of the total number of voting rights existing at a meeting of shareholders (16% if double voting rights apply). Class A ADSs will represent Class A shares in bearer form unless the Class A ADR holder notifies The Bank of New York that it would like the Class A shares to be held in registered form.

      If The Bank of New York receives properly completed voting instructions, on or before the date specified, it will either vote the deposited Class A securities in accordance with the instructions or forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavor, insofar as practicable and permitted under applicable provisions of French law, our articles of association and bylaws and the deposited Class A securities, to vote, or cause to be voted, the deposited Class A securities in accordance with any nondiscretionary instructions. The Bank of New York will only vote Class A shares or other securities that the Class A ADRs represent in accordance with the Class A ADR holder’s instructions. If it receives a blank proxy or improperly completed voting instructions, it will vote in accordance with a default position that will be stated in the proxy materials.

      Inspection of transfer books. The Bank of New York will keep books at its principal office in New York City for the registration and transfer of Class A ADRs. Those books are open for inspection by Class A ADR holders at all reasonable times, except that inspection is not permitted for purposes of communicating with holders of Class A ADRs on matters that are not related to our business, the Class A deposit agreement or the Class A ADRs.

      Changes affecting deposited Class A securities. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited Class A securities, or any recapitalization, reorganization, merger or consolidation or sale of assets involving us, then any securities that The Bank of New York receives in respect of deposited Class A securities will become new deposited Class A securities. Each Class A ADR will automatically represent its share of the new deposited Class A securities, unless The Bank of New York delivers new Class A ADRs as described in the following sentence. The Bank of New York may, with our approval, and will, at our request, distribute new Class A ADRs or ask Class A ADR holders to surrender their outstanding Class A ADRs in exchange for new Class A ADRs describing the new deposited Class A securities.

      Charges of The Bank of New York. The Bank of New York will charge Class A ADR holders the following fees and expenses:

•	fees for the registration of Class A ADRs, the transfer, splitting-up or combination of Class A ADRs, and the delivery of dividends, distributions or rights;

•	taxes and other governmental charges;

•	cable, telex, facsimile transmission and delivery expenses;

•	expenses of conversions of foreign currency into U.S. dollars; and

•	a fee of $ 5.00 (or less) per each 100 Class A ADSs (or portion thereof) for the execution and delivery of Class A ADRs and for the surrender of Class A ADRs and withdrawal of deposited Class A securities.

      Amendment of the Class A deposit agreement. The Bank of New York and we may agree to amend the form of the Class A ADRs and the Class A deposit agreement at any time, without the consent of the Class A ADR holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of Class A ADR holders, it will not take effect as to outstanding Class A ADRs until three months after The Bank of New York has sent the Class A ADR holders a notice of the amendment. At the expiration of that three-month period, each Class A ADR holder will be considered by continuing to hold its Class A ADRs to agree to the amendment and to be bound by the Class A deposit agreement as so amended. The Bank of New York and we may not amend the Class A deposit agreement or the form of Class A ADRs to impair the Class A ADR holder’s right to surrender its Class A ADRs and receive the Class A shares and any other property represented by the Class A ADRs, except to comply with mandatory provisions of applicable law.

      Termination of the Class A deposit agreement. The Bank of New York will terminate the Class A deposit agreement if we ask it to do so and will notify the Class A ADR holders at least 30 days before the date of termination. The Bank of New York may likewise terminate the Class A deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 90 days after The Bank of New York has given us notice of its resignation. After termination of the Class A deposit agreement, The Bank of New York will no longer register transfers of Class A ADRs, distribute dividends to the Class A ADR holders, accept deposits of Class A shares, give any notices, or perform any other acts under the Class A deposit agreement whatsoever, except that The Bank of New York will continue to:

•	collect dividends and other distributions pertaining to deposited Class A securities;

•	sell rights as described under the heading “— Dividends, other distributions and rights — Rights to subscribe for additional Class A shares and other rights” above; and

•	deliver deposited Class A securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered Class A ADRs.

      One year after termination, The Bank of New York may sell the deposited Class A securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of Class A ADR holders that have not surrendered their Class A ADRs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

      Transfer of ADRs. Class A ADRs are transferable upon surrender by the Class A ADR holder, if the Class A ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Bank of New York will execute and deliver a new Class A ADR to the person entitled to it. The Bank of New York may not suspend the surrender of Class A ADRs and withdrawal of deposited Class A securities, except for:

•	temporary delays caused by the closing of transfer books maintained by The Bank of New York, us or our transfer agent or registrar;

•	temporary delays caused by the deposit of Class A shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with laws or governmental regulations relating to the Class A ADRs or to the withdrawal of deposited Class A securities.

      The Bank of New York may refuse to deliver Class A ADRs or to register transfers of Class A ADRs when the transfer books maintained by The Bank of New York or our transfer agent or registrar are closed, or at any time that The Bank of New York or we think it is advisable to do so.

      Governing Law. The Class A deposit agreement and the Class A ADRs shall be governed by the laws of the State of New York.

DESCRIPTION OF THE CLASS O ADSs

      The following is a summary of certain provisions of the deposit agreement for the Class O ADSs and is qualified in its entirety by reference to the Class O deposit agreement among Alcatel, The Bank of New York and the holders from time to time of Class O ADRs and the Class O ADR itself, copies of which are attached as an exhibit to the registration statement on Form F-6 that we filed with the SEC on September 28, 2000, as amended on October 17, 2000. Additional copies of the Class O deposit agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York, New York 10286, and at the principal office of the custodian, Société Générale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

      American depositary receipts. Each Class O ADS represents one Class O share. A Class O ADR may evidence any whole number of Class O ADSs. The Class O shares underlying the Class O ADRs will be deposited with the custodian or any successor custodian, under the terms of the Class O deposit agreement. Under French law and our articles of association and bylaws, shareholders must disclose the amount of their shareholding when their holdings exceed certain thresholds.

      Deposit and withdrawal of Class O shares. As used in this discussion, “deposited Class O securities” means the Class O shares deposited under the Class O deposit agreement and all other securities, property and cash received by The Bank of New York or the custodian in respect or in lieu of the Class O shares.

      If Class O shares are deposited with the custodian, or at The Bank of New York’s principal office for forwarding to the custodian, The Bank of New York will issue Class O ADRs representing a whole number of Class O ADSs. Upon the payment of required taxes, charges and fees and the receipt of all required certifications, The Bank of New York will register the Class O ADRs in the name of the person or persons specified by the depositor of the Class O shares. No Class O shares will be accepted for deposit unless accompanied by evidence satisfactory to The Bank of New York that any necessary approval has been granted by (a) the French governmental agency, if any, that regulates currency exchange and (b) the French governmental authority, if any, that regulates foreign ownership of French companies. We will not, and will not permit any of our affiliates to, deposit Class O shares for which any necessary approval has not been granted.

      Upon surrender of Class O ADRs at The Bank of New York’s principal office, and upon payment of the fees provided for in the Class O deposit agreement, the Class O ADR holder is entitled to the whole number of deposited Class O securities that underlie the Class O ADSs evidenced by the surrendered Class O ADRs. The Bank of New York will deliver the underlying deposited Class O shares to an account designated by the Class O ADR holder. At the Class O ADR holder’s request, risk and expense, The Bank of New York will deliver at its principal office certificates or other documents of title for the deposited Class O securities, as well as any other property represented by the Class O ADSs.

      Pre-release of ADRs. The Bank of New York may, unless we instruct it not to, issue Class O ADRs prior to the receipt of Class O shares. This is called a “pre-release.” The Bank of New York may also deliver Class O shares upon the receipt and cancellation of Class O ADRs, even if the Class O ADRs were issued as a pre-release for Class O shares which have not been received. In addition, The Bank of New York may receive Class O ADRs in lieu of Class O shares in satisfaction of a pre-release. Before or at the time of such a transaction, the person to whom Class O ADRs or Class O shares are delivered must represent in writing that it or its customer:

•	owns the Class O shares or Class O ADRs to be delivered to The Bank of New York;

•	assigns to The Bank of New York in trust all rights to the Class O shares or Class O ADRs; and

•	will not take any action inconsistent with the transfer of ownership of the Class O shares or Class O ADRs.

      In addition, each transaction must be:

•	fully collateralized (marked to market daily) with cash, U.S. government securities or other collateral of comparable security and liquidity;

•	terminable by The Bank of New York on not more than five business days’ notice; and

•	subject to further indemnities and credit regulations as The Bank of New York considers appropriate.

      The Bank of New York will generally limit the number of Class O shares represented by pre-release Class O ADRs to 30% of the Class O shares on deposit with the custodian under the Class O deposit agreement.

Dividends, other distributions and rights

      The Bank of New York is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited Class O securities.

      Amounts distributed to Class O ADR holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Bank of New York will then distribute the balance of the cash and/or property to the Class O ADR holders entitled to the distribution, in proportion to their holdings.

      Cash dividends and cash distributions. The Bank of New York will convert into dollars all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and transfer the resulting dollars to the United States within one day. The Bank of New York will distribute to the Class O ADR holder the amount it receives, after deducting any currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the Class O ADR holders entitled to receive it.

      Distributions of Class O shares. If we distribute Class O shares as a dividend or free distribution, The Bank of New York may, with our approval, and will, at our request, distribute to the Class O ADR holder new Class O ADRs representing the Class O shares. The Bank of New York will distribute only whole Class O ADRs. It will sell the Class O shares that would have required it to use fractional Class O ADRs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the Class O shares but does not distribute additional Class O ADRs, the existing Class O ADRs will also represent the new Class O shares.

      If Class O shareholders have the option of receiving a dividend in cash or in Class O shares, we may also grant that option to Class O ADR holders.

      Other distributions. If The Bank of New York or the custodian receives a distribution of anything other than cash or Class O shares, The Bank of New York will distribute the property or securities to the Class O ADR holder, in proportion to such holder’s holdings. If the Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the Class O ADR holders.

      Rights to subscribe for additional Class O shares and other rights. If we offer our Class O shareholders any rights to subscribe for additional Class O shares or any other rights, The Bank of New York will, if requested by us:

•	make the rights available to all or certain holders of Class O ADRs, by means of warrants or otherwise, if lawful and feasible; or

•	if it is not lawful or feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

      In that case, The Bank of New York will allocate the net proceeds of the sales to the account of the Class O ADR holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.

      If registration under the Securities Act of 1933, as amended, is required in order to offer or sell to the Class O ADR holders the securities represented by any rights, The Bank of New York will not make the rights available to Class O ADR holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to the Class O ADR holder and cannot dispose of the rights and make the net proceeds available to the Class O ADR holder, then it will allow the rights to lapse, and the Class O ADR holders will not receive any value for them.

      Record dates. The Bank of New York will fix a record date any time:

•	a dividend or distribution is to be made;

•	rights are issued;

•	The Bank of New York receives notice of any meeting of holders of Class O shares or other securities represented by the Class O ADRs; or

•	The Bank of New York receives notice of the occurrence of an event giving rise to a mandatory conversion of Class O shares.

      The persons who are Class O ADR holders on the record date will be entitled to receive the dividend, distribution or rights or to exercise the right to vote.

      Notices and reports. When we give notice, by publication or otherwise, of a shareholders’ meeting or of any action regarding any dividend, distribution, offering of any rights or any action in connection with the mandatory conversion of the Class O shares, we will also transmit to the custodian a copy of the notice, in the form given or to be given to holders of deposited Class O securities. The Bank of New York will arrange for the mailing to Class O ADR holders of summaries of those notices in English, as well as other reports and communications that are received by the custodian as the holder of deposited Class O securities.

      Voting of the underlying Class O shares. Under the Class O deposit agreement, a Class O ADR holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the Class O deposited securities, to exercise voting rights pertaining to the Class O shares represented by the Class O ADSs. The Bank of New York will send Class O ADR holders English-language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York will also send to Class O ADR holders directions as to how to give it voting instructions, as well as a statement as to how the underlying Class O shares will be voted if it receives blank or improperly completed voting instructions. The voting rights per holder of Class O ADSs cannot exceed 8% of the total number of voting rights existing at a meeting of shareholders (16% if double voting rights apply).

      If The Bank of New York receives properly completed voting instructions, on or before the specified date, it will either vote the deposited Class O securities in accordance with the instructions or forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavor, insofar as practicable and permitted under applicable provisions of French law, our articles of association and bylaws and the deposited Class O securities, to vote, or cause to be voted, the deposited Class O securities in accordance with the Class O ADR holder’s instructions. The Bank of New York will only vote Class O shares or other securities that the Class O ADRs represent in accordance with the Class O ADR holder’s instructions. If it receives a blank proxy or improperly completed voting instructions, it will vote in accordance with a default position that will be stated in the proxy materials.

      Mandatory conversion of Class O Shares. Following the occurrence of an event giving rise to the mandatory conversion of Class O shares, and after receipt by The Bank of New York of a notice from us indicating the date that the Class A shares will be distributed to holders of Class O shares, The Bank of New York, after consultation with us, will set a date for such distribution. On the distribution date, the Class O deposit agreement will be automatically amended and restated in its entirety, without any action required on the Class O ADR holder’s part, our part or The Bank of New York, to reflect the terms of the existing Class A deposit agreement with respect to our Class A shares, which will be similar in all material respects to the Class O deposit agreement. The Class O ADR holder will be deemed to consent and agree to such amendment and restatement and to be bound by the terms of the Class O deposit agreement as so amended and restated. As a result, The Bank of New York will call for the surrender of outstanding Class O ADRs and all Class O ADRs will be exchanged for new Class O ADRs representing the new underlying Class A shares that will have been deposited by us with the custodian. The Bank of New York will not charge the Class O ADR holder any fees in connection with such exchange.

      If, following the occurrence of a mandatory conversion, and upon receipt by The Bank of New York of a written notice from us that a payment is required to be made by the Class O ADR holders of Class O shares, The Bank of New York will send the Class O ADR holder a demand for payment notice. The notice will specify:

•	the amount required to be paid by the Class O ADR holder,

•	the payment due date, which will be one month following delivery of the payment notice,

•	where to make such payment, and

•	the procedures available to us under French law if payment is not made.

      In the event that The Bank of New York receives a cash distribution in connection with a mandatory conversion of shares, it will, subject to the provisions of the Class O deposit agreement, convert such distribution into dollars and distribute to the Class O ADR holder the amount it receives, after deducting any currency conversion expenses.

      Inspection of transfer books. The Bank of New York will keep books at its principal office in New York City for the registration and transfer of Class O ADRs. Those books are open for inspection by Class O ADR holders at all reasonable times, except that inspection is not permitted for purposes of communicating with holders of Class O ADRs on matters that are not related to our business, the Class O deposit agreement or the Class O ADRs.

      Changes affecting deposited Class O securities. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of the deposited Class O securities, or any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, then any securities that The Bank of New York receives in exchange for or in respect of deposited Class O securities will become new deposited Class O securities. Each Class O ADR will automatically represent the new deposited Class O securities, unless The Bank of New York delivers new Class O ADRs as described in the following sentence. The Bank of New York may, with our approval, and will, at our request, distribute new Class O ADRs or ask Class O ADR holders to surrender their outstanding Class O ADRs in exchange for new Class O ADRs describing the new deposited Class O securities.

      Charges of The Bank of New York. The Class O ADR holder will be charged a fee for each issuance of Class O ADSs, including issuances resulting from distributions of shares, including pursuant to a stock dividend or a stock split, rights and other property, and for each surrender of Class O ADSs in exchange for deposited Class O securities. The fee is $ 5.00 or less for the execution and delivery of each 100 Class O ADSs (or any portion thereof) issued or surrendered. The fee for any cash dividend or other cash distribution is $ .02 or less per Class O ADS. The Class O ADR holder or persons depositing shares may also be charged the following expenses:

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited Class O securities on any applicable register in connection with the deposit or withdrawal of deposited Class O securities; and

•	reasonable expenses of The Bank of New York, in connection with the conversion of foreign currency into U.S. dollars.

      We will pay all other charges and expenses of The Bank of New York and any of its agents (except the custodian) pursuant to agreements from time to time between us and The Bank of New York. The fees described above may be amended from time to time.

      Amendment of the Class O deposit agreement. The Bank of New York and we may agree to amend the form of the Class O ADRs and the Class O deposit agreement at any time, without the Class O ADR holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of Class O ADR holders, it will not take effect as to outstanding Class O ADRs until three months after The Bank of New York has sent the Class O ADR holders a notice of the amendment. At the end of that three-month period, each Class O ADR holder will be considered by continuing to hold its Class O ADRs to agree to the amendment and to be bound by the Class O deposit agreement as amended. The Bank of New York and we may not amend the Class O deposit agreement or the form of Class O ADRs to impair the Class O ADR holder’s right to surrender its Class O ADRs and receive the Class O shares and any other property represented by the Class O ADRs, except to comply with mandatory provisions of applicable law. The Class O deposit agreement will be automatically amended and restated in connection with a mandatory conversion of Class O shares.

      Termination of the Class O deposit agreement. The Bank of New York will terminate the Class O deposit agreement if we ask it to do so and will notify the Class O ADR holders at least 30 days before the date of termination. The Bank of New York may likewise terminate the Class O deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 90 days after The Bank of New York has given us notice of its resignation. After termination of the Class O deposit agreement, The Bank of New York will no longer register transfers of Class O ADRs, distribute dividends to the Class O ADR holders, accept deposits of Class O shares, give any notices, or perform any other acts under the Class O deposit agreement whatsoever, except that The Bank of New York will continue to:

•	collect dividends and other distributions pertaining to deposited Class O securities;

•	sell rights as described under the heading “— Dividends, other distributions and rights — Rights to subscribe for additional Class O shares and other rights” above; and

•	deliver deposited Class O securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered Class O ADRs.

      One year after termination, The Bank of New York may sell the deposited Class O securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of Class O ADR holders that have not surrendered their Class O ADRs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

      Transfer of ADRs. Class O ADRs are transferable upon surrender by the Class O ADR holder, if the Class O ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Bank of New

York will execute and deliver a new Class O ADR to the person entitled to it. The Bank of New York may not suspend the surrender of Class O ADRs and withdrawal of deposited Class O securities, except for:

•	temporary delays caused by the closing of transfer books maintained by The Bank of New York, us or our transfer agent or registrar;

•	temporary delays caused by the deposit of Class O shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with laws or governmental regulations relating to the Class O ADRs or to the withdrawal of deposited Class O securities.

      The Bank of New York may refuse to deliver Class O ADRs or to register transfers of Class O ADRs when the transfer books maintained by The Bank of New York or our transfer agent or registrar are closed, or at any time that The Bank of New York or we think it is advisable to do so.

      Governing Law. The Class O deposit agreement and the Class O ADRs shall be governed by the laws of the State of New York.

Shareholders’ Meetings

      General. French companies may hold either ordinary or extraordinary general meetings of shareholders. Ordinary meetings are required for matters that are not specifically reserved by law to extraordinary general meetings. These matters include the election of the members of the board of directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends and the issuance of bonds. Extraordinary general meetings are required to approve, among other things, amendments to a company’s articles of association and bylaws, modifications to shareholders’ rights, mergers, increases or decreases in share capital (including a waiver of preferential subscription rights), the creation of a new class of shares, the authorization of the issuance of investment certificates or securities convertible or exchangeable into shares and the sale or transfer of substantially all of a company’s assets.

      Our board of directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the Paris Commercial Court (Président du Tribunal de commerce de Paris), may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by our board of directors or by our statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of our share capital, or another interested party, may request that the court appoint an agent. The notice of a meeting must state the agenda for the meeting.

      French law requires that a preliminary notice of the general shareholders’ meeting of a company that is listed on a French stock exchange be published in the official French newspaper for legal notices (Bulletin des annonces légales obligatoires), referred to as the BALO, at least 30 days prior to the meeting. The preliminary notice must first be sent to the French securities regulator (Commission des opérations de bourse), or the COB, with an indication of the date it is to be published. The preliminary notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders’ vote. Within 10 days of publication, one or more shareholders holding a specified proportion of our share capital, which is determined on the basis of a formula related to capitalization, may propose additional resolutions. Under French law, an association of our shareholders holding their shares in registered form for at least two years and holding a proportion of our voting rights, which is determined on the basis of a formula related to the capitalization, may have the same rights.

      Notice of a general shareholders’ meeting must be sent by mail at least 15 days before the meeting to all holders of registered shares who have held their shares for more than one month. However, where a quorum is not present and the original meeting was adjourned, this time period is reduced to six days for any subsequent reconvening of the shareholders’ meeting. Notice of the meeting must also be published in the BALO, as well as in another French legal paper (Journal d’annonces légales), after having first been sent to the COB. The notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to a shareholders’ vote to the extent the resolutions have changed since the preliminary notice.

      Under our articles of association and bylaws, to participate in any general shareholders’ meeting, a holder of registered shares must have shares registered in a shareholder account maintained by us or on our behalf no later than three days prior to the meeting. Similarly, a holder of bearer shares must obtain a certificate from the accredited financial intermediary with whom the holder has deposited the shares. This certificate must indicate the number of bearer shares held and evidence the holding of these shares in its account until the date of the meeting. The certificate must be deposited at a place specified in the notice of the meeting no later than three days before the meeting. However, our board of directors may shorten these time periods to less than three days.

      Subject to the above restrictions, all of our shareholders have the right to participate in, and vote at, our general shareholders’ meetings, either in person, by proxy, by ballot or by Internet. If a shareholder is a legal entity, it may be represented by a legal representative. A shareholder may grant us a proxy by returning a blank proxy form. In this case, the shares will be voted in favor of all resolutions proposed by the board of directors and against all others. We will send proxy forms to shareholders upon request. To be counted, proxies must be received prior to the general shareholders’ meeting at our registered office or at another address indicated in the notice convening the meeting. We will send to shareholders ballots to vote by mail, and these ballots must be received by us no later than three days prior to the date of a meeting in order to be valid. Our board of directors, however, may shorten the time period to less than three days. Under French law, shares held by entities controlled, directly or indirectly, by us are not entitled to voting rights. There is no requirement that a shareholder own a minimum number of shares in order to be able to attend or be represented at a general shareholders’ meeting.

      Under French law, a quorum for an ordinary general shareholders’ meeting or an extraordinary general meeting to effect a share capital increase by capitalization of reserves, profits or share premium, generally requires the presence, in person or by proxy, of holders having at least 25% of the outstanding shares entitled to vote. A quorum of at least 33.3% of the outstanding shares entitled to vote is required in the case of any other extraordinary general meeting. If a quorum is not present at the meeting, the meeting will be adjourned. No quorum is required when an ordinary general meeting is reconvened, but only questions that were on the agenda of the adjourned meeting may be considered. When an extraordinary general meeting is reconvened, the quorum required is 25% of the outstanding shares entitled to vote, except where the reconvened meeting is considering a capital increase. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

      Under French law, a quorum for special meetings of Class O shareholders requires the presence at such meeting, in person or by proxy, of holders of Class O shares owning at least 50% of the outstanding Class O shares. If a quorum is not present at the meeting, the meeting will be adjourned. When such meeting is reconvened, the quorum required is 25% of the outstanding Class O shares.

      The approval of two-thirds of all holders of Class O shares voting as a separate class present or represented at an extraordinary meeting of holders of Class O shares will be required for any change to the rights of holders of Class O shares, including, but not limited to: (i) the approval of a merger or our split-up; and (ii) any amendment to the terms of the Basic Intercompany Agreement.

Ownership of shares by non-French persons

      Under French law and our articles of association and bylaws, no limitation exists on the right of non-French residents or non-French shareholders to own or vote our securities.

      Both E.U. and non-E.U. residents must file an administrative notice (“déclaration administrative”) with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company’s share capital or voting rights is regarded as a controlling interest; however, a lower percentage may be held to be a controlling interest in certain circumstances depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party.

      The payment of all dividends to foreign shareholders must be effected through an accredited intermediary. All registered banks and credit establishments in France are accredited intermediaries.

      You should refer to “— Description of Our Shares — Terms and conditions generally applicable to the Shares” for a description of the filings required based on shareholdings.

Material contracts

      Basic Intercompany Agreement among Alcatel, Alcatel Optronics S.A. and Alcatel Optronics, Inc., dated September 20, 2000. In connection with the creation of Class O shares, Alcatel and the Optronics division entered into a Basic Intercompany Agreement in September 2000 which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to (i) the ownership and use of intellectual property, (ii) the allocation of research and development resources and costs, (iii) the purchase of the Optronics division’s products by Alcatel, (iv) the supply of support services by Alcatel to the Optronics division, (v) the supply of treasury services by Alcatel to the Optronics division, (vi) the allocation of taxes and (vii) competition between Alcatel and the Optronics division. Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into implementation agreements covering each of the subject matters set forth above.

      Exchange Trust Agreement dated as of May 25, 2000 between Alcatel, Alcatel Holdings Canada Corp., Newbridge Networks Corporation and Montreal Trust Company of Canada. This agreement provides, among other things, the appointment of a trustee for the holders of Newbridge exchangeable shares and for the issuance of Class A ADSs in exchange for outstanding exchangeable shares upon the liquidation of Newbridge or Alcatel.

      Support Agreement dated as of May 25, 2000 between Alcatel, Alcatel Holdings Canada Corp. and Newbridge Networks Corporation. This agreement provides, among other things, that Alcatel will cause Newbridge to declare an equivalent dividend on Newbridge exchangeable shares when we pay dividends on our Class A ADSs. In addition, we agreed to take necessary actions so that Newbridge and Alcatel Holdings may be able to perform their respective obligations relating to the Newbridge exchangeable shares.

      For additional information, see Item 4, “Information on the Company.”

Exchange controls

      Under current French exchange control regulations, no limits exists on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

Taxation

      The following is a general summary of the material U.S. federal income tax and French tax consequences to you if you acquire, hold and dispose of the Alcatel shares or ADSs. In this discussion, we refer to the Class A shares and Class O shares as the “Alcatel shares” and the Class A ADSs and Class O ADSs as the “ADSs.” It does not address all aspects of U.S. and French tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 (the “Treaty”) entered into force on December 30, 1995, all of which are subject to change, possibly with retroactive effect, or different interpretations.

      This summary may only be relevant to you if all of the following five points apply to you:

•	You own, directly or indirectly, less than 10% of our capital,

•	You are any one of (a), (b), (c) or (d) below:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,

(b)	a corporation, or other entity taxable as a corporation that is created in or organized under the laws of the United States or any political subdivision thereof,

(c)	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

(d)	a trust, if a court within the United States is able to exercise a primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust,

•	You are entitled to the benefits of the Treaty under the “limitations on benefits” article contained in the Treaty,

•	You hold the Alcatel shares or ADSs as capital assets, and

•	Your functional currency is the U.S. dollar.

      You generally will not be eligible for the reduced withholding tax rates under the Treaty if you hold the Alcatel shares in connection with the conduct of business through a permanent establishment or the performance of services through a fixed base in France, or you are a nonresident in the United States for U.S. tax purposes.

      The following description of tax consequences should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of the purchase or ownership of Alcatel shares or ADSs. Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities’ holdings and persons holding their Alcatel shares or ADSs as part of a hedging, straddle or conversion transaction, among others. Those special rules are not discussed in this annual report, except for some specific rules under the Treaty relating to some U.S. tax-exempt pension funds and other tax-exempt entities. Because this summary does not address all potential tax implications, you should consult your tax advisor concerning the overall U.S. federal, state and local tax consequences, as well as the French tax consequences, of your ownership of Alcatel shares or ADRs and ADSs represented thereby.

      For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if you own ADSs evidenced by ADRs, you will be treated as the owner of the Alcatel shares represented by such ADSs.

Treatment of Class O shares

      For U.S. federal income tax purposes, Class O shares should be considered to be shares of Alcatel. However, no ruling will be sought from the Internal Revenue Service regarding the issuance of Class O shares. In addition, the Internal Revenue Service has announced that it will not issue advanced rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation’s assets, including assets held by a subsidiary. Also, there are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of Class O shares. The United States Congress could enact legislation (such as that proposed in the Clinton Administration Budget Proposals in 1999 and 2000) or the United States Treasury Department could issue regulations or other guidance that change the current law, possibly with retroactive effect. It is possible, therefore, that the Internal Revenue Service could assert that the Class O shares should be treated as shares in an entity other than Alcatel. However, we do not believe that the Internal Revenue Service would prevail if it were to make such an assertion.

Taxation of Dividends

      Withholding Tax and Avoir Fiscal Tax Credit. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal tax credit. For dividends paid in 2001, the amount of the avoir fiscal tax credit is generally:

•	50% of the dividend paid for individuals and companies which qualify under the French participation exemption regime, or

•	15% of the dividend paid for shareholders who are not individuals.

      Under French domestic law, shareholders who are not residents in France are not eligible for the avoir fiscal tax credit (see below, however, for Treaty exception).

      If the dividends are paid out of certain profits and are thus subject to the précompte tax, those shareholders entitled to the avoir fiscal tax credit at the rate of 15% are generally entitled to an additional amount of avoir fiscal tax credit equal to 70% of any such précompte tax, if the précompte is actually paid in cash by us (see paragraph below relating to the précompte tax).

      Under a recent regulation issued by the French Tax Administration, the avoir fiscal tax credit is granted only to a dividend distribution voted on at the annual shareholder meeting approving the results of the prior year. If no avoir fiscal credit is available, then no précompte tax is required to be paid.

      French companies normally must deduct a 25% French withholding tax from dividends paid to nonresidents of France. Under the Treaty, this withholding tax is reduced to 15% if your ownership of the Alcatel shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

      Additional provisions apply if you are considered an “eligible” U.S. holder of Alcatel shares or ADSs. You are “eligible” if your ownership of the Alcatel shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

1.	You are an individual or other noncorporate holder that is a resident of the United States for purposes of the Treaty,

2.	You are a U.S. corporation, other than a regulated investment company,

3.	You are a U.S. corporation which is a regulated investment company, provided that less than 20% of your Alcatel shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States, or

4.	You are a partnership or trust that is a resident of the U.S. for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1. or point 2. above.

      If you are an “eligible” U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the U.S. under the Treaty in accordance with the following procedures:

1.	You must complete French Treasury Form RF1 A EU-No. 5052, entitled “Application for Refund,” and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the Alcatel shares or ADSs, including, among other things, the dividend rights.

2.	If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

•	You are a resident of the United States for purposes of the Treaty,

•	Your ownership of the Alcatel shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France,

•	You own all the rights attached to the full ownership of the Alcatel shares or ADSs, including, among other things, the dividend rights,

•	You fulfill all the requirements under the Treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal tax credit, and

•	You claim the reduced rate of withholding tax and payment of the avoir fiscal tax credit.

      If you are an “eligible” U.S. holder of ADSs, you can obtain the form or certificate from the Depositary or the Internal Revenue Service. The Depositary will file your completed form or certificate with French tax authorities as long as you deliver it to the Depositary within the time period specified in the distribution to registered U.S. holders of ADSs.

      If you are not an “eligible” U.S. holder, or if you have not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of any excess withholding tax.

      If you are an “eligible” U.S. holder, you may also claim the avoir fiscal tax credit by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities before December 31 of the year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal tax credit, less a 15% withholding tax on the avoir fiscal tax credit. To receive this payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal tax credit and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

      Specific rules apply to the following:

•	tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Code (qualified retirement plans), Section 403(b) of the Code (tax-deferred annuity contracts) or Section 457 of the Code (deferred compensation plans), and

•	various other tax-exempt entities, including some state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

      Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as “eligible” U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal tax credit. They may claim a partial avoir fiscal tax credit equal to 30/85 of the gross avoir fiscal tax credit, provided that they own, directly or indirectly, less than 10% of our capital and they satisfy the filing formalities specified in Internal Revenue Service regulations.

      The avoir fiscal tax credit or partial avoir fiscal tax credit and any French withholding tax refund are generally expected to be paid within 12 months after you file Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the related dividend is paid.

      If you sell Alcatel shares on the monthly settlement market during the month of a dividend payment, you, as seller, rather than the purchaser, will generally be entitled to the avoir fiscal tax credit relating to the dividend.

      For U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal tax credit, including any French withholding tax, will be included in your gross income as ordinary income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include these amounts in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends paid by us will not give rise to any dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

      Also, for U.S. federal income tax purposes, the amount of any dividend paid in a foreign currency such as euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the dividend is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euros. You may also be required to recognize foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the Treaty. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

      To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•	First, as a tax-free return of capital to the extent of your basis in your Alcatel shares or ADSs, which will reduce the adjusted basis of your Alcatel shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those Alcatel shares or ADSs.

•	Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain.

      French withholding tax imposed on the dividends you receive on your Alcatel shares or ADSs and on any avoir fiscal tax credit at 15% under the Treaty is treated as payment of a foreign income tax eligible for credit against your federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your Alcatel shares or ADSs and the related avoir fiscal payments generally will constitute “passive” income (or, for some holders, foreign source “financial services” income). Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of your income and deductions. Alternatively, you may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

      The Précompte Tax. A French company must pay an equalization tax known as the précompte tax to the French tax authorities if it distributes dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate, or

•	profits which have been earned and taxed more than five years before the distribution.

      The amount of the précompte tax is equal to 50% of the net dividend before withholding tax.

      If you are not entitled to the full avoir fiscal tax credit, you may generally obtain a refund from the French income tax authorities of any précompte tax paid by us with respect to distributions paid to you. Under the Treaty, the amount of the précompte tax refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal tax credit, if any. You are entitled to a refund of any précompte tax actually paid in cash, but not to any précompte tax that is paid by offsetting French and/or foreign tax credits. To apply for a refund of the précompte tax, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the French Centre des Impôts des Non-Résidents.

      For U.S. federal income tax purposes, the gross amount of the précompte tax refunded, including French tax withheld thereon and any partial avoir fiscal tax credit, will be included in your gross income as ordinary income in the year it is received. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte tax paid in a foreign currency such as euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the précompte tax is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary.

You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euros.

Taxation of Capital Gains

      If you are a resident of the United States for purposes of the Treaty, you will not be subject to French tax on any gain if you (i) sell your Alcatel shares or ADSs or (ii) convert your Class O shares or Class O ADSs solely for Class A shares and if you subsequently sell or otherwise dispose of your Class A shares received upon conversion, unless you have a permanent establishment or fixed base in France and such Alcatel shares or ADSs were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

      For French tax purposes, if upon the conversion of your Class O shares for Class A shares you receive cash from us in addition to Class A shares, the additional amount received from us should, according to indications from the French tax authorities, qualify as a dividend. To the extent it qualifies as a dividend, such additional amount will be subject to French withholding tax and will give rise to the avoir fiscal tax credit (or, as the case may be, to the précompte tax, if any), subject to the conditions and filing requirements described in the section entitled “Taxation of Dividends” above.

      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your Alcatel shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the Alcatel shares or ADSs. Any gain or loss will generally be U.S. source gain or loss. If you are a noncorporate holder, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet certain minimum holding periods.

      If your Class O shares are converted into Class A shares and you receive an additional cash payment pursuant to the mandatory conversion provisions of the Class O shares, then for U.S. federal income tax purposes, you will recognize the gain (but not any loss) realized on such conversion, but only to the extent of the cash you receive. The gain realized on such conversion generally will equal the excess, if any, of (i) the sum of the amount of cash received and the fair market value of the Class A shares received upon the conversion over (ii) your tax basis in the Class O shares converted. Such gain generally will be capital gain. Because any cash payment made by us pursuant to the mandatory conversion provisions of the Class O shares should be treated as a dividend for French tax purposes, such payment should, subject to certain conditions and the filing requirements described above, give rise to the French withholding tax of 15% and to the avoir fiscal tax credit if you are an “eligible holder” under the Treaty. However, since any gain from the cash payment will be a capital gain for U.S. federal income tax purposes, the cash payment will produce only U.S. source income for U.S. foreign tax credit purposes. Consequently, unless you otherwise receive foreign source income in an appropriate limitation category sufficient to utilize the full amount of the credit resulting from the French withholding tax, you will not be entitled to claim a foreign tax credit for U.S. purposes for the full amount of the French taxes withheld from the payment made to you. If upon the conversion of your Class O shares into Class A shares, you make a cash payment to us in order to avoid a reduction in your proportionate interest, you will obtain additional tax basis in your Class A shares in an amount equal to the cash payment you have made.

French Estate and Gift Taxes

      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” if you transfer your Alcatel shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death, or

•	you used the Alcatel shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the Alcatel shares or ADS for that use.

French Wealth Tax

      The French wealth tax generally does not apply to you if you are a “resident” of the United States for purposes of the Treaty.

U.S. Information Reporting and Backup Withholding

      In general, if you are a non-corporate U.S. holder of Alcatel shares or ADSs (or do not come within certain other exempt categories), information reporting requirements will apply to distributions paid to you and proceeds from the sale, exchange, redemption or disposal of your Alcatel shares or ADSs.

      Additionally, if you are a non-corporate U.S. holder of Alcatel shares or ADSs (or do not come within certain other exempt categories) you may be subject to backup withholding at a rate of 30% (reduced to 29% for taxable years 2004 and 2005 and to 28% for taxable years 2006 and thereafter) with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

      If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service, as well as backup withholding. However, any amount withheld under the backup withholding rules may be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you furnish the required information to the Internal Revenue Service.

      A non-U.S. holder of Alcatel shares or ADSs generally will be exempt from information reporting requirements and backup withholding, but may be required to comply with certification and identification procedures in order to obtain an exemption from information reporting and backup withholding.

U.S. State and Local Taxes

      In addition to U.S. federal income tax, you may be subject to U.S. state and local taxes with respect to your Alcatel shares or ADSs. You should consult your own tax advisor concerning the U.S. state and local tax consequences of holding your Alcatel shares or ADSs.

Documents on display

      We file reports with the Securities and Exchange Commission that contain financial information about us and our results or operations. You may read or copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of our Securities and Exchange Commission filings made after February 4, 2002 will be available to the public at the SEC web site at http://www.sec.gov. Our web site at http://www.alcatel.com includes information about our business and also includes some of our Securities and Exchange Commission filings prior to February 4, 2002. You may also inspect any reports and other information we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

      See Item 5 under Alcatel’s “Qualitative and Quantitative Disclosures About Market Risk” and the Optronics Division’s “Qualitative and Quantitative Disclosures About Market Risk.”

Item 12.	Description of Securities Other than Equity Securities.

      Not applicable.

Item 13.	Defaults, Dividend Arrearages and Deliquencies.

      Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders

      At our shareholders’ meeting held on May 16, 2000, our shareholders approved a resolution to effect a 5-for-1 stock split of the Class A shares, effective May 22, 2000, so that each Class A share has a € 2 nominal value. In addition, effective May 22, 2000, we amended our Deposit Agreement with The Bank of New York so that each Class A ADS, which previously represented one-fifth of a Class A share, now represents one Class A share.

      Also, at our shareholders’ meeting held on September 20, 2000, our shareholders approved a resolution to create the Class O shares, which is intended to “track” the financial performance of the Optronics division. The dividend paid on the Class O shares will be paid in preference to any dividend paid on the Class A shares. The approval of (i) a merger or split-up of Alcatel or (2) any amendment to the Basic Intercompany Agreement requires the approval of two-thirds of the holders of Class O shares, voting as a separate class. Finally, the Class O shares will convert into Class A shares upon (i) the disposition of all or substantially all of the assets of the Optronics division (or the loss of majority control of the Optronics division) or (ii) an initial public offering of the Optronics division. Payments may be required to be made by Alcatel or the Class O shareholders in connection with a mandatory conversion.

Item 15.	RESERVED

Item 16.	RESERVED

Item 17.	Financial Statements

      See Item 18.

Item 18.	Financial Statements

      The following financial statements, together with the reports of Barbier Frinault & Autres thereon, are filed as part of this Annual Report.

      All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

Item 19.	Exhibits

      1.1   Statuts (Articles of Association and By-Laws) of Alcatel (English translation) (incorporated by reference to Alcatel’s Report of Foreign Issuer on Form 6-K filed October 1, 2001).

      2.1   Form of Amended and Restated Deposit Agreement, as further amended and restated as of May 22, 2000, among Alcatel, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to post-effective amendment No. 1 to Alcatel’s Registration Statement on Form F-6) (File No. 333-11946).

      2.2   Form of Deposit Agreement dated as of October 25, 2000, among Alcatel, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel’s registration statement on Form F-6 originally filed on September 28, 2000 (File No. 333-12630)).

      4.1   Merger Agreement, dated February 22, 2000, between Alcatel and Newbridge Networks Corporation (incorporated by reference to Exhibit 99.1 to Schedule 13D of Alcatel dated March 3, 2000).

      4.2   Basic Intercompany Agreement among Alcatel, Alcatel Optronics S.A. and Alcatel Optronics, Inc., dated 20 September 2000 (incorporated by reference to Exhibit 4.2 to Alcatel’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

      4.4   Exchange Trust Agreement dated as of May 25, 2000 between Alcatel, Alcatel Holdings Canada Corp., Newbridge Networks Corporation and Montreal Trust Company of Canada (incorporated by reference to Exhibit 4.5 to Alcatel’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

      4.5   Support Agreement dated as of May 25, 2000 between Alcatel, Alcatel Holdings Canada Corp. and Newbridge Networks Corporation (incorporated by reference to Exhibit 4.6 to Alcatel’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

      8.    List of subsidiaries (see Note 33 to Alcatel’s consolidated financial statements).

      10.   Consent of Independent Auditors.

      99.1 Letter from Alcatel to the Securities and Exchange Commission pursuant to Temporary Note 3T.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL

By:	/s/ JEAN-PIERRE HALBRON

Jean-Pierre Halbron
President

March 29, 2002

ALCATEL AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Alcatel

      We have audited the accompanying consolidated balance sheets of Alcatel and its subsidiaries (the “Group”) as of December 31, 2001, 2000 and 1999 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2001, all expressed in euro. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in France and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcatel and its subsidiaries as of December 31, 2001, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in France.
      Without calling into question the opinions expressed above, we wish to draw your attention on the changes in the method described in:

—	the note 1(k) to consolidated financial statements related to the change in evaluation and in presentation of the provisions for the pensions and retirement obligations, which occurred in 1999,

—	the note 3 to consolidated financial statements related to the “nouvelles règles et méthodes relatives aux comptes consolidés”, which occurred in 1999,

      Accounting practices used by the Group in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and shareholders’ equity to United States generally accepted accounting principles is set forth in Notes 36 to 38 and 40 of the Notes to the consolidated financial statements.

/s/ CHRISTIAN CHIARASINI

BARBIER FRINAULT & AUTRES
Member Firm of Andersen Worldwide

Neuilly-sur-Seine, France

January 31, 2002 (except for note 39, for which the date is March 14, 2002)

ALCATEL AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	Note	2001(a)	2001	2000	1999

		(in millions except per share information)
Net sales		$22,567	€25,353	€31,408	€23,023
Cost of sales		(16,978)	(19,074)	(22,193)	(16,412)

Gross profit		5,589	6,279	9,215	6,611
Administrative and selling expenses		(3,358)	(3,773)	(4,136)	(3,228)
R&D costs		(2,552)	(2,867)	(2,828)	(2,109)

Income from operations		(321)	(361)	2,251	1,275
Financial income (loss)	(5)	(1,396)	(1,568)	(435)	(181)
Restructuring costs	(22)	(1,891)	(2,124)	(143)	(380)
Other revenue (expense)	(6)	(189)	(213)	623	925

Income before amortization of goodwill, taxes and purchased R&D		(3,797)	(4,266)	2,296	1,639
Income tax	(7)	1,122	1,261	(497)	(368)
Share in net income of equity affiliates		(14)	(16)	125	210

Consolidated net income before amortization of goodwill and purchased R&D		(2,689)	(3,021)	1,924	1,481
Amortization of goodwill	(9)	(1,721)	(1,933)	(576)	(471)
Purchased R&D	(3)	(4)	(4)	(21)	(329)
Minority interests		(4)	(5)	(3)	(37)

Net income		(4,418)	(4,963)	1,324	644

Ordinary shares (A)
Basic earnings per share*	(8)	(3.85)	(4.33)	1.25	0.70
Diluted earnings per share	(8)	(3.85)	(4.33)	1.20	0.69
Alcatel tracking stock O (Optronics Division)**
Basic earnings per share	(8)	(1.31)	(1.47)	0.14	—
Diluted earnings per share	(8)	(1.31)	(1.47)	0.14	—

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $0.8901 on December 31, 2001.

*	Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the class A shares approved by the shareholders’ meeting held on May 16, 2000.

**	For 2000, net income has been taken into account from October 20, 2000, the issuance date of the class O shares.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

ASSETS

	Note	2001(a)	2001	2000	1999

		(in millions)
Goodwill, net	(9)	$4,679	€5,257	€7,043	€7,054
Other intangible assets, net	(10)	420	472	504	313

Intangible assets, net		5,099	5,729	7,547	7,367

Property, plant and equipment	(11)	8,632	9,698	11,941	10,401
Depreciation	(11)	(4,892)	(5,496)	(7,283)	(6,578)

Property, plant and equipment, net		3,740	4,202	4,658	3,823

Share in net assets of equity affiliates	(12)	711	799	1,152	1,045
Other investments and miscellaneous, net	(13)	1,041	1,169	3,327	2,528

Investments		1,752	1,968	4,479	3,573

TOTAL FIXED ASSETS		10,591	11,899	16,684	14,763

Inventories and work in progress, net	(14)	4,167	4,681	7,415	3,960

Trade receivables and related accounts, net	(15)	7,214	8,105	10,659	8,461
Other accounts receivable, net	(16)	6,098	6,851	5,160	3,427

Accounts receivable, net		13,312	14,956	15,819	11,888
Short-term investments		387	435	363	455
Marketable securities, net	(17)	203	228	80	260
Cash		3,872	4,350	2,617	2,880

Cash and cash equivalents		4,075	4,578	2,697	3,140

Short-term investments and cash and cash equivalents		4,462	5,013	3,060	3,595

TOTAL CURRENT ASSETS		21,941	24,650	26,294	19,443

Total assets		32,532	36,549	42,978	34,206

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 0.8901 on December 31, 2001.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

LIABILITIES AND SHAREHOLDERS’ EQUITY

		2001(a)	2001		2000	1999
	Note
		After	Before	After	After
						After
		Appropriation	Appropriation*		Appropriation	Appropriation

		(in millions)
Capital stock (Euro 2 nominal value: 1,215,254,797 class A shares and 25,515,000 class O shares at December 31, 2001; 1,212,210,685 class A shares and 16,500,000 class O shares at December 31, 2000; Euro 10 nominal value: 199,895,247 shares at December 31, 1999)		$2,208	€2,481	€2,481	€2,457	€1,999
Additional paid-in capital		8,514	9,565	9,565	9,558	7,025
Retained earnings		(346)	4,771	(389)	4,719	4,315
Cumulative translation adjustments		(165)	(185)	(185)	(350)	(570)
Net income		—	(4,963)	—	—	—
Less treasury stock at cost		(1,640)	(1,842)	(1,842)	(2,023)	(1,237)

SHAREHOLDERS’ EQUITY	(19)	8,572	9,827	9,630	14,361	11,532

MINORITY INTERESTS	(20)	195	219	219	435	463

Accrued pension and retirement obligations	(21)	997	1,120	1,120	1,292	1,256
Other reserves(b)	(22)	3,697	4,154	4,154	3,005	3,277

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,694	5,274	5,274	4,297	4,533

Bonds and notes issued		5,313	5,969	5,969	4,972	3,462
Other borrowings		1,519	1,706	1,706	2,418	2,383

TOTAL FINANCIAL DEBT	(23)	6,832	7,675	7,675	7,390	5,845
(of which medium and long-term portion)		5,233	5,879	5,879	5,577	3,478

Customers’ deposits and advances	(24)	1,507	1,693	1,693	1,560	1,107
Trade payables and related accounts(b)		4,522	5,080	5,080	6,393	4,600
Debts linked to bank activity		587	660	660	932	1,126
Other payables	(25)	5,624	6,121	6,318	7,610	5,000

TOTAL OTHER LIABILITIES		12,240	13,554	13,751	16,495	11,833

Total liabilities and shareholders’ equity		32,532	36,549	36,549	42,978	34,206

*	See note 18.

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 0.8901 on December 31, 2001.

(b)	Accrued contract costs previously under the line “accrued contract costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000 and € 491 million at December 31, 1999).

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2001(a)	2001	2000	1999

	(in millions)
Cash flows from operating activities
Net income	$(4,418)	€(4,963)	€1,324	€644
Minority interests	4	5	3	37
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
— Depreciation and amortization, net (b)	2,863	3,216	1,786	1,850
— Changes in reserves for pension obligations, net	37	41	24	(116)
— Changes in other reserves, net	1,781	2,001	(32)	(146)
— Net (gain) loss on disposal of non-current assets	(839)	(943)	(915)	(862)
— Share in net income of equity affiliates (net of dividends received)	78	88	(47)	(133)

Net cash provided (used) by operating activities before changes in working capital	(494)	(555)	2,143	1,274
Net change in current assets and liabilities:
— Decrease (increase) in accounts receivable	994	1,117	(2,147)	(453)
— Decrease (increase) in inventories	1,056	1,186	(3,330)	(333)
— Increase (decrease) in accounts payable and accrued expenses	(1,071)	(1,203)	2,089	588
— Changes in reserves on current assets (including accrued contract costs), net (c)	—	—	—	—

Net cash provided (used) by operating activities	485	545	(1,245)	1,076
Cash flows from investing activities
Proceeds from disposal of fixed assets	162	182	107	191
Capital expenditures	(1,556)	(1,748)	(1,834)	(1,224)
Decrease (increase) in loans	266	299	(962)	(20)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(661)	(743)	(834)	(2,173)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	3,228	3,627	1,579	750
Decrease (increase) in short term investments	(64)	(72)	92	5

Net cash provided (used) by investing activities	1,375	1,545	(1,852)	(2,476)
Net cash flows after investment	1,860	2,090	(3,097)	(1,395)
Cash flows from financing activities
Increase (decrease) in short-term debt	(1,247)	(1,401)	(889)	(352)
Proceeds from issuance of long-term debt	1,552	1,744	2,565	1,756
Proceeds from issuance of shares	7	8	1,490	110
Dividends paid	(504)	(567)	(508)	(391)

Net cash provided (used) by financing activities	(192)	(216)	2,658	1,123
Net effect of exchange rate changes	6	7	(4)	55
Net increase (decrease) in cash and cash equivalents	1,674	1,881	(443)	(217)
Cash and cash equivalents at beginning of year	2,401	2,697	3,140	3,357
Cash and cash equivalents at end of year	4,075	4,578	2,697	3,140

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $0.8901 on December 31, 2001.

(b)	Of which, purchased R&D relative to acquisitions: € 4 million in 2001, € 21 million in 2000 and € 329 million in 1999.

(c)	Reclassified under the line “changes in other reserves, net” in working capital provided by operations.

      Income taxes paid amounted to € 585 million in 2001, € 317 million in 2000 and € 138 million in 1999. Interest paid amounted to € 2,098 million in 2001, € 1,310 million in 2000 and € 601 million in 1999.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

							Exchangeable			Treasury
		Number	Number				shares			stock
		of shares	of shares		Additional		Alcatel	Cumulative	Net	owned by
		outstanding	outstanding	Capital	paid-in	Retained	Networks	translation	Income	consolidated	Shareholders’
	Note	class A	class O	stock	capital	earnings	Corp.	adjustments	(loss)	subsidiaries	equity

		in millions of euros except for number of shares outstanding
Balance at December 31, 1998 after appropriation		184,376,544		1,212	7,272	3,675		(989)	—	(1,257)	9,913

Change in accounting principles as of January 1, 1999	(3)				383	510					893
Translation of the capital stock in euros				775	(767)	(8)					0
Other capital increase		1,184,951		12	100						112
Net change in treasury stock owned by consolidated subsidiaries		50,478				22				20	42
Reversal of provisions on change in accounting principles					37						37
Translation adjustment								419			419
Other						(9)					(9)
Net income									644		644
Appropriation of net income						125			(644)		(519)

Balance at December 31, 1999 after appropriation		185,611,973		1,999	7,025	4,315		(570)	—	(1,237)	11,532

Split by 5 of the nominal value of the share		928,059,865
Capital increase linked to the acquisition of Genesys		33,683,865		68	1,368						1,436
Capital increase linked to the acquisition of Alcatel Networks Corporation		104,083,459		208	5,013						5,221
Issuance of shares for Alcatel Networks Corporation stock options and warrants		23,880,728		48	1,149					(1,197)	—
Issuance of O shares			16,500,000	33	1,315						1,348
Other capital increase		5,075,879		10	146						156
Exchangeable shares Alcatel Networks Corporation		46,010,519		91			2,217				2,308
Acquisition of Genesys					(1,368)	(320)					(1,688)
Acquisition of Alcatel Networks Corp.					(5,013)	(2,354)					(7,367)
Net change in treasury stock owned by consolidated subsidiaries		(7,520,814)				185				411	596
Additional effect relating to adoption of new methodology (regulation 99-02)					(77)						(77)
Other adjustment						(64)					(64)
Translation adjustment								220			220
Net income									1,324		1,324
Appropriation of net income						740			(1,324)		(584)

Balance at December 31, 2000 after appropriation		1,133,273,501	16,500,000	2,457	9,558	2,502	2,217	(350)	—	(2,023)	14,361

Capital increase linked to the acquisition of Kymata	(19c)	2,200,000	9,015,000	22	72						94
Other capital increase	(19c)	844,112		2	11 *						13
Exchangeable shares Alcatel Networks Corporation						1,394	(1,394)				—
Acquisition of Kymata					(76)						(76)
Net change in treasury stock of class O shares owned by consolidated subsidiaries			(11,655)			(10)					(10)
Net change in treasury stock of class A shares owned by consolidated subsidiaries		10,505,542				93				181	274
Other adjustment						(31)					(31)
Translation adjustment								165			165
Net income (loss)									(4,963)		(4,963)

Balance at December 31, 2001 before appropriation		1,146,823,155	25,503,345	2,481	9,565	3,948	823	(185)	(4,963)	(1,842)	9,827
Proposed appropriation of net income						(5,160)			4,963		(197)

Balance at December 30, 2001 after appropriation		1,146,823,155	25,503,345	2,481	9,565	(1,212)	823	(185)	—	(1,842)	9,630

*	Of which € 13 million related to a capital increase and € (2) million related to expenses for the issuance of class O shares carried out in 2000.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of accounting policies

      Since January 1, 1999, the consolidated financial statements of Alcatel and its consolidated subsidiaries (“Alcatel” or the “Group”) are presented in accordance with the “New principles and accounting methodology relative to consolidated financial statements” Regulation 99-02 approved by decree dated June 22, 1999 of the “Comité de Réglementation Comptable”. The main differences with those accounting principles previously applied relate to the treatment of business combinations. The effect of the restatement of business combinations recorded in previous periods, in conformity with this new methodology, is accounted for as a change in accounting principles and detailed in note 3. The consolidated financial statements of the Group comply with the essential accounting principles described hereafter.

      The “Comité de la Réglementation Comptable” approved the “règlement sur les passifs” (regulation on liabilities) n00-06. This regulation will be effective as of January 1, 2002, with optional implementation as of January 1, 2000. Alcatel did not apply this new accounting principle to its 2001 financial statements. Alcatel does not anticipate a significant effect from the implementation of this regulation on its net income or on its financial position.

(a)  Consolidation methods

      Companies over which the Group has legal control are fully consolidated.

      Companies over which the Group has joint control are accounted for under proportionate consolidation.

      Companies over which the Group has significant influence (“equity affiliates”) are accounted for under the equity method. Significant influence is generally assumed when the Group’s interest is more than 20%.

      The Consolidated Financial Statements are prepared on the basis of year-end (or interim) financial statements at December 31, except for ALSTOM which publishes its financial statements on September 30 (see note 12).

      All significant intra-group transactions are eliminated.

      The banking subsidiary of Alcatel is fully consolidated. Banking operating income is included in financial income.

(b) Translation of financial statements denominated in foreign currencies

      The balance sheets of non-French consolidated subsidiaries are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders’ equity under the line item “Cumulative translation adjustment”.

(c)  Translation of foreign currency transactions

      Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

      Exchange gains or losses on foreign currency borrowings that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustment”.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Research and development expenses

      These are recorded as expenses for the year in which they are incurred, except for:

—	software development costs that are included in intangible assets, when they strictly comply with the following criteria:

—	the project is clearly defined, and costs are separately identified and reliably measured;

—	the technical feasibility of the software is demonstrated;

—	the software will be sold or used in-house;

—	a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

—	adequate resources required for completion of the project are available,

—	software development costs are amortized as follows:

—	in case of internal use over their probable service lifetime,

—	in case of external use according to prospects for sale, rental or other forms of distribution.

The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above mentioned criteria.

—	recoverable amounts disbursed under the terms of contracts with customers, which are included in work-in-progress on long-term contracts.

      In connection with the treatment of acquisitions, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing acquisitions, Alcatel may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Alcatel bases these decisions on factors such as the probability of significant delays or failure of new development that can jeopardize the ability of Alcatel to keep pace with the rapid technological advances in the telecommunications/data networking industry.

      In estimating the fair value of in-process research and development for acquisitions, Alcatel may consider present value calculations of income, a project accomplishments and any remaining outstanding items, the overall contribution of the project as well as the project risks.

      The revenue projection Alcatel uses to value in-process research and development has been based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Net cash flows from such projects has been based on management’s estimates of cost of sales, operating expenses and income taxes from such projects.

      The value assigned to purchased in-process research and development will be determined by discounting the net cash flows to their present value. The selection of the discount rate has been based on consideration of Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle. This value also has been adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

      If as of the date of an acquisition, the development of the in-process research and development projects has not yet reached technological feasibility and the research and development in progress has no alternative future uses, the value allocated to these projects has been immediately expensed at acquisition.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)  Intangible assets

      Goodwill is amortized using the straight-line method over a period, determined for each transaction, which does not exceed twenty years.

      Whenever events or changes in the market indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the carrying amount of such assets remains lower than their fair value.

      Whenever such review indicates that fair values are lower than carrying amounts, the Group further considers the effect of possible business strategies, such as restructuring plans of involved companies, on its future cash flows. If necessary, an exceptional amortization of these intangible assets and plant, property and equipment is accounted for to reduce their carrying amounts to the value, measured by discounted forecasted operating cash flow or market value, if any.

(f)  Property, plant and equipment

      Property, plant and equipment are valued at historical cost for the Group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

Industrial buildings, plant and equipment. buildings for industrial use	20 years
• infrastructure and fixtures	10-20 years
• equipment and tools	5-10 years
• small equipment and tools	3 years
Buildings for administrative and commercial use	20-40 years

      Depreciation expense is determined using the straight-line method. Fixed assets acquired through capital lease arrangements or long-term rental arrangements that transfer substantially all of the benefits and risks of ownership to the Group are capitalized.

(g)  Investments

      Investments are stated at the lower of historical cost (excluding reevaluations) or fair value (market value for investments in listed companies), assessed investment by investment according to their value in use for Alcatel.

(h) Long-term contracts

      Work-in-progress on long-term contracts is stated at production cost, excluding administrative and selling expenses and interest expense. Provisions are established to cover all foreseeable losses at completion. Sales and contract revenue are recognized on a percentage-of-completion basis.

(i)  Inventories

      Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted-average price basis.

(j)  Cash and cash equivalents

      Cash and cash equivalents comprise receivables from disposal of assets having a maturity of less than three months and which are liquid and transferable as well as cash on hand and marketable securities. These items are valued at the lower of cost or market value.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k) Pension and retirement obligations

      In accordance with the laws and practices of each country, the Group participates in employee benefit plans by offering early retirement benefits and special termination benefits.

      For defined benefit pension plans, in order to harmonize the procedure throughout the Group, liabilities and prepaid expenses are determined from January 1, 1999 as follows:

•	using the Projected Unit Credit Method (with projected final salary);

•	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

      The effect of the change as of January 1, 1999 between the reserves calculated in accordance with the above mentioned accounting rules and the reserves calculated according to local accounting standards has been recorded under the caption “other revenue (expense)” in the 1999 income statement.

(l)  Reserves for restructuring

      Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by Group management and have been announced before approval of the financial statements. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked and retraining costs of terminated employees, shut-down of facilities and write-off of fixed assets, inventories and other assets.

(m) Deferred taxation

      Deferred income taxes are computed under the liability method for all timing differences arising between the tax bases of assets and liabilities and their reported amounts in the financial statements, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change has been enacted.

      Provisions are made for taxes on proposed dividends to be distributed by subsidiaries. No provision is made for taxes payable on undistributed retained earnings.

      Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

(n) Net sales

      Net sales represent sales and revenues net of value added taxes (VAT).

      Revenues other than those related to long-term contracts are recognized upon shipments to customers which transfer risk and reward of ownership.

(o)  Income from operations

      Income from operations includes research and development expenses (note 1(d)), pension costs and employee profit sharing (note 1(k)). Income from operations is calculated before financial income (loss) and complies with practices of many of the Group’s competitors.

(p) Structure of Consolidated Balance Sheet and Statement of Cash Flows

      Most of the Group’s activities in the various business segments involve long-term operating cycles. As a result, the consolidated balance sheet combines trading assets (inventories and work-in-progress, accounts

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receivable) and trading liabilities (reserves for liabilities and charges, customers’ deposits and advances, trade payables and other payables) without distinction between the amounts due less than one year and due more than one year.

(q) Financial instruments

      The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

(r)  Introduction of the euro

      Since January 1, 1999, the financial statements have been denominated in euros.

Note 2 — Changes in the consolidated companies

      The main changes for 2001 in the consolidated companies are as follows:

•	Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% interests in French industrial group Alstom. Following this disposal, Alcatel’s stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

•	In June 2001, Alcatel consummated an Initial Public Offering of a significant part of its cables and components business (Nexans activity) selling 20,125,000 shares at € 27 per share. From January 1, 2001 until June 30, Nexans is accounted for under the equity method (at 100%); the effect of the disposal is taken into account as of June 30. From July 1, 2001, Nexans is accounted for under the equity method since its ownership interest in Nexans is 20%.

•	In June 2001, Thomson Multimédia and Alcatel signed a memorandum of understanding for the transfer of Alcatel’s DSL modem activity to Thomson Multimédia. This activity is no longer consolidated in Alcatel’s accounts from July 1, 2001 and the financial results of this activity are presented, from this date until the date of the disposal (end of December 2001), in “other revenue (expense)”.

•	In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was € 795 million, paid half in cash and half in Thales shares. After this transaction, Alcatel’s stake in Thales decreased from 25.29% to 20.03%.

•	Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a U.K. company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd were converted into 9 million Alcatel class O shares and 2.2 million Alcatel class A shares. Based on average market prices before closing, the transaction price amounted to € 95 million. This company is consolidated from the end of September 2001.

•	In November 2001, Alcatel disposed of 7 million Thales shares, bringing its investment in Thales to 15.83%. This transaction will have no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements will continue to be implemented by the two companies. Consequently, Thales is still accounted for under the equity method.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In order to make comparisons easier, the activity of Nexans is no longer consolidated and is accounted for under the equity method in the unaudited proforma income statement for 2000 listed below:

		2000
	2001	pro forma

	(in millions of euros)
Net sales	25,353	26,788
Cost of sales	(19,074)	(18,220)

Gross profit	6,279	8,568

Administrative and selling expenses	(3,773)	(3,696)
R&D costs	(2,867)	(2,790)

Income from operations	(361)	2,082

Financial income (loss)	(1,568)	(394)
Restructuring costs	(2,124)	(113)
Other revenue (expense)	(213)	623

Income before amortization of goodwill, taxes and purchased R&D	(4,266)	2,198

Income tax	1,261	(465)
Share in net income of equity affiliates	(16)	172

Consolidated net income before amortization of goodwill	(3,021)	1,905

Amortization of goodwill	(1,933)	(562)
Purchased R&D	(4)	(21)
Minority interests	(5)	2

Net income	(4,963)	1,324

Ordinary Shares (A)*
Basic earnings per share (in euros)	(4.33)	1.25
Diluted earnings per share (in euros)	(4.33)	1.20

Alcatel tracking stock (O) (Optronics division)**
Basic earnings per share (in euros)	(1.47)	0.14
Diluted earnings per share (in euros)	(1.47)	0.14

*	Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the class A shares approved by the shareholders’ meeting held on May 16, 2000.

**	For 2000, net income has been taken into account from October 20, 2000, the issuance date of the class O shares.

     The main changes for 2000 in the consolidated companies are as follows:

•	In February 2000, Alcatel entered into an agreement to acquire Newbridge Networks Corporation, a leading company in ATM (Asynchronous Transfer Mode) and WAN (Wide Area Network) markets with yearly sales of approximately USD 1.3 billion. The stock-for-stock transaction based on a 0.81 Alcatel class A ADS (American Depositary Share) for one Newbridge share was completed in May 2000. To facilitate a deferral of Canadian income tax for Canadian shareholders of Newbridge, part of the Newbridge shares (around 35%) were converted into exchangeable securities that are redeemable for Alcatel class A ADSs for a period not to exceed five years from the closing of the transaction. The total issuance of Alcatel securities (at the end of 5 years), based on a quoted Alcatel class A share price of € 50.16, will represent 150,093,978 shares. This company, renamed Alcatel Networks Corporation, has been consolidated since June 1, 2000.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	At the beginning of August 2000, Alcatel Optronics acquired Innovative Fibers, a Canadian company, involved in opto-electronic components for telecommunications systems, for USD 175 million. This company has been consolidated since August 2000.

•	At the beginning of September 2000, Alcatel and Fujitsu Ltd finalized agreements for the founding of Evolium Holding SAS, headquartered in Vélizy (France), a joint company created for the development of future-generation mobile communications network systems. Alcatel and Fujitsu respectively hold 66% and 34% of the shares in the new company which Alcatel has accounted for by proportionate consolidation since October 1, 2000.

•	In October 2000, Alcatel completed its acquisition of Tele Danmark’s marine division. Through this acquisition, Alcatel reinforced its marine capabilities for submarine networks by managing five cable vessels. This acquisition has been consolidated since October 2000.

Note 3 — Change in accounting principles

      On June 22, 1999, the French Ministry of the Economy, Finance and Industry approved Regulation No. 99-02, “New principles and methodology relative to consolidated financial statements” proposed by the “Comité de Réglementation Comptable”, the French governmental agency responsible for setting accounting standards. Alcatel has elected to apply these new standards as of January 1, 1999. The effect of this change is treated like a change in accounting principles and therefore accounted for as an increase in shareholders’ equity in the opening balance of 1999 (€ 893 million). These new standards impact Alcatel’s financial statements in four principal ways:

•	Adoption of “pooling of interests” accounting for stock-for-stock business combinations provided for in paragraph 215 of the “New principles and accounting methodology relative to consolidated financial statements” for DSC Communications Corporation acquisition, which was accounted under the purchase accounting method previously: impact of € (110) million in equity at the opening, an increase of € 36 million in the 1999 income from operations and an increase of € 4 million of the amortization of goodwill in 1999 (pre-existing goodwill in the DSC’s balance sheet at the acquisition date).

•	Under the new method, goodwill may not be charged to shareholders’ equity. Consequently, such goodwills have been reinstated (acquisition of 12.6% of Alcatel SEL and 30% Alcatel NV in 1992). Mergers accounted for on a carryover basis will be accounted for based upon the fair value of merged businesses (concerns mainly the merger of Alcatel and CFA in 1989). In addition, the debt incurred for the acquisition of 30% of Alcatel NV in 1992 has been discounted to reflect its fair value when incurred. The effect of the restatements of these transactions amounted to an increase of € 565 million in shareholders’ equity and an increase of € 48 million of amortization of goodwill for 1999.

•	The Thomson-CSF transactions have been restated with the main effect of reflecting the exchange of assets on the basis of fair value rather than on a carryover basis. The effect of the change is an increase of € 438 million in shareholders’ equity and an increase of € 30 million of amortization of goodwill for 1999.

•	In addition, the portion of the acquisition price of the acquired American companies paid in cash (Packet Engines Corporation acquired at the end of 1998, consolidated as of January 1, 1999; Assured Access Technology; Xylan Corporation; Internet Devices, Inc.) corresponding to purchased research and development projects is immediately recorded as expenses. The effect has been € (329) million presented under the caption “purchased R&D relative to acquisitions” (see note 1(d)) and a corresponding € (12) million of amortization of goodwill for 1999.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Information by business segment and by geographical area

(a)  Information by business segment

      The tables below break down information by business segment that takes into account the new organization effective since the second half of 2000, as well as the disposal of Nexans:

—	Carrier networking: networking and internetworking activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

—	Optics: terrestrial and submarine transmission, optronics, optical fiber.

—	E-business: PBX, corporate networking.

—	Space and Components: mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

—	Other: includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

      The new organization takes into account the following changes that occurred in 2000:

—	the Satellites activities were transferred from the Internet and Optic segment, which was renamed Optics segment, to the Space and Components segment,

—	the Telecom Components segment was redistributed as follows:

—	the optical fiber activities and submarine cables were transferred to the Optics segment,

—	the components activities were transferred to the Space and Components segment,

—	the telecom copper cables activities and network and data cables are part of the activities of Nexans, listed on the Euronext since June 2001.

—	The energy cable segment (except batteries which are transferred to the Space and Components segment) are part of the activities of Nexans, listed on the Euronext since June 2001.

—	Enterprise and Consumer segment was renamed e-business.

      The information has been restated for 2000 and 1999 to take into account this new segmentation. Information related to Nexans has been also restated.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Each reporting segment follows the same accounting policies used for Alcatel’s consolidated financial statements, which are described in the summary of significant accounting policies. Profit and loss used for each reportable segment is measured using “income from operations”.

	Carrier			Space and		Total
	Networking	Optics	E-business	Components	Other	Group

	(in millions of euros except for number of staff)
2001
Sales
segments	11,478	7,540	3,488	3,684	8	26,198
between segments	(151)	(105)	(54)	(535)	—	(845)

Net sales	11,327	7,435	3,434	3,149	8	25,353

Income from operations*	(165)	145	(506)	155	10	(361)

Depreciation of property, plant and equipment	396	354	104	132	8	994

Appropriation reserves (current assets and accrued contract costs)	(6)	423	22	13	(88)	364

Capital expenditures	332	901	65	176	2	1,476

Property, plant and equipment	1,236	2,051	175	696	44	4,202
Inventories and work in progress	1,874	2,061	244	501	—	4,680
Other current assets from operations(a)	3,768	2,622	819	1,291	102	8,602

Total assets from operations	6,878	6,734	1,238	2,488	146	17,484

Staff	45,444	19,936	14,148	19,074	712	99,314

_______________

*	For 2001, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

(a) Total current assets from operations for reportable segments			8,865
Eliminations of inter-segment operations			(263)

Total consolidated trade receivables and advances			8,602
2000 restated
Sales
segments	11,761	7,110	4,827	3,793	61	27,552
between segments	(17)	(108)	(15)	(599)	(25)	(764)

Net sales	11,744	7,002	4,812	3,194	36	26,788

Income from operations	809	856	110	269*	38	2,082

Depreciation of property, plant and equipment	361	257	111	154	14	897

Appropriation reserves (current assets and accrued contract costs)	203	2	184	(70)	—	319

Capital expenditures	395	599	165	189	14	1,362

Property, plant and equipment	1,247	1,309	374	792	115	3,837
Inventories and work in progress	2,996	2,374	827	515	—	6,712
Other current assets from operations(a)	4,064	3,270	1,020	1,606	121	10,081

Total assets from operations	8,307	6,953	2,221	2,913	236	20,630

Staff	49,988	22,432	16,255	24,040	697	113,412

* For 2000, due to its unusual amount, the reserve on receivable (€ 25 million) from Globalstar has been classified under the line “other income and expenses”.
(a) Total current assets from operations for reportable segments			10,081
Nexans’ operational assets			1,012

Eliminations of inter-segment operations			(304)

Total consolidated trade receivables and advances			10,789

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1999 restated
Sales
segments	7,460	5,023	3,625	3,311	61	19,280
between segments	(21)	(20)	(25)	(411)	(33)	(510)

Net sales	7,439	5,003	3,600	2900	28	18,970

Income from operations	294	614	35	188	6	1,137

Depreciation of property, plant and equipment	254	173	121	146	15	709

Appropriation reserves (current assets and accrued contract costs)	NA	NA	NA	NA	NA	NA

Capital expenditures	259	265	147	197	10	878

Property, plant and equipment	1,076	786	315	770	83	3,030
Inventories and work in progress(a)	1,242	1,174	531	394	(3)	3,338
Other current assets from operations	3,102	2,312	1,113	1,401	116	8,044

Total assets from operations	5,420	4,272	1,959	2,565	196	14,412

Staff	41,877	18,729	15,389	20,584	704	97,283

(a) Total current assets from operations for reportable segments			8,044
Nexans’ operational assets			856

Eliminations of inter-segment operations			(243)

Total consolidated trade receivables and advances			8,657

(b) Information by geographical segment

					United
			Rest of		States of	Rest of	Consoli-
	France	Germany	Europe	Asia	America	world	dated

	(in millions of euros except for number of staff)
2001
Net sales
— by subsidiary location	7,744	2,645	5,562	1,875	5,028	2,499	25,353
— by geographical market	3,981	2,084	6,746	3,396	4,930	4,216	25,353
Income from operations	(239)	244	65	90	(594)	73	(361)
Property, plant and equipment, net	1,187	371	1,218	88	1,041	297	4,202
Total Assets	16,960	1,782	8,272	1,404	5,588	2,543	36,549
Staff	31,123	13,050	28,286	5,090	11,491	10,274	99,314
2000 restated
Net sales
— by subsidiary location	8,939	2,023	5,869	907	6,424	2,626	26,788
— by geographical market	3,784	2,063	7,828	2,132	6,192	4,789	26,788
Income from operations	614	133	661	93	421	160	2,082
Property, plant and equipment, net	1,081	346	904	85	1,054	367	3,837
Total Assets	15,760	1,915	9,423	1,069	8,020	3,441	39,628
Staff	33,095	13,845	30,080	4,691	17,298	14,403	113,412
1999 restated*
Net sales
— by subsidiary location	5,585	1,826	5,586	708	3,281	1,984	18,970
— by geographical market	2,906	1,480	6,638	1,613	3,662	2,671	18,970
Income from operations	208	28	375	103	245	178	1,137
Property, plant and equipment, net	846	326	746	72	797	243	3,030
Total Assets	NA	NA	NA	NA	NA	NA	NA
Staff	31,272	13,176	27,339	4,003	14,332	7,161	97,283

*	Restatements identical to those for information by business segment. The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Financial income (loss)

	2001	2000	1999

	(in millions of euros)
Net interest (expense) income	(278)	(235)	(114)
Dividends	47	37	40
Provision for depreciation of investments(a)	(1,228)	(175)	(3)
Net exchange gain (loss)	(118)	(51)	(56)
Financial component of the pension costs	(61)	(33)	(38)
Other financial items (net)	70	22	(10)

Net financial income (loss)	(1,568)	(435)	(181)

(a)	Of which € (80) million and € (114) million represent depreciation of the assets held relating to Globalstar’s activities for 2001 and 2000 respectively. In 2001, Alcatel created reserves of € (171) million to cover guarantees and customer credits and € (820) million for financial investments.

Note 6 — Other revenue (expense)

	2001	2000	1999

	(in millions of euros)
Net capital gains on disposal of fixed assets*	943	914	785
Other (net)**	(1,156)	(291)	140

Total	(213)	623	925

* of which:	for 2001: € (637) million related to the sale of the stock of Nexans; € 1,122 million related to the disposal of Alstom shares; € 396 million related to the disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares; € 71 million related to the disposal of Thales shares in exchange for 49% of Alcatel Space; € 56 million related to the disposal of a 2.23% stake in Areva (composed of CEA Industrie, Cogema and Framatome) that had been received in exchange for Alcatel’s 8.44% stake in Framatome; € (106) million related to unrealized capital losses of which € (55) million related to publicly traded securities owned by Alcatel Networks Corporation and € (51) million related to Nexans securities.

for 2000: € 132 million related to the disposal of Abatis shares, € 714 million related to the disposal of Vivendi and Société Générale shares, € 60 million related to unrealized capital losses regarding publicly traded securities owned by Alcatel Networks Corporation.

for 1999: € 435 million related to the disposal of Vivendi and Société Générale shares and € 386 million related to the disposal of the major part of Alcatel’s stake in Framatome in December 1999.

** of which:	for 2001: the € (1,156) million of other expenses net included: € (190) million of receivables depreciation; € (417) million of non recurring expenses linked to contracts that were cancelled, of which € (134) million represented the cancellation of foreign exchange hedging contracts; € (437) million of costs related to operations to be discontinued. Moreover, the € (1,156) million of other expenses net included € (576) million of exceptional depreciation of operational assets, € (63) million on the modem DSL activity and € (82) million of exceptional write-off on acquired technologies.

for 2000: € (224) million related to the shut down of the LMDS platform in Canada and stay bonus payments made to former Newbridge officers.

for 1999: € 75 million resulting from the change in pension evaluation method linked to the adoption of new accounting standards as of January 1, 1999 (note 1(k)), € 77 million related to the conversion of Vivendi’s convertible bonds, and € (8) million relating to the activities brought to the new company created with Thomson Multimedia since July 1, 1999 (see note 2).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — Income tax

(a)  Analysis of income tax (benefit) charge

	2001	2000	1999

	(in millions of euros)
Current income tax charge	151	638	419
Deferred income tax charge (credit), net	(1,412)	(141)	(51)

Income tax (benefit) charge	(1,261)	497	368

Geographical origin:

	2001	2000	1999

	(in millions of euros)
France	(13)	338	200
Foreign	164	300	219

Current income tax	151	638	419

France	(676)	(69)	25
Foreign	(736)	(72)	(76)

Deferred income tax	(1,412)	(141)	(51)

Income tax	(1,261)	497	368
France	(853)	1,016	870
Foreign	(5,346)	704	298

Income before tax (after amortization of goodwill)	(6,199)	1,720	1,168

(b) Effective income tax rate

      The effective income tax rate can be analyzed as follows:

	2001	2000	1999

	(in millions of euros, except for
	percentages)
Income before taxes, share in net income of equity affiliates, amortization of goodwill and purchased R&D	(4,266)	2,296	1,639
Average income tax rate	34.7%	34.4%	34.2%

Expected tax	(1,480)	790	560

Impact of:
— reduced taxation of certain revenues*	(92)	(160)	(87)
— (utilization) creation of tax loss carry forwards	388	(253)	(175)
— tax credits	(33)	(105)	(76)
— other permanent differences	(44)	225	146

Actual income tax (benefit) charge	(1,261)	497	368

Effective tax rate	29.6%	21.6%	22.5%

*	Primarily capital gains.

     Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income before taxes.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Deferred tax balances

      Deferred tax (liabilities) assets are included in the following captions of the consolidated balance sheet:

	2001	2000	1999

	(in millions of euros)
Other accounts receivable
— current assets	1,473	841	639
— non-current assets	1,626	880	470

Total deferred tax assets*	3,099	1,721	1,109

Other payables
— current liabilities	(367)	(154)	(132)
— non-current liabilities	(162)	(418)	(369)

Total deferred tax liabilities*	(529)	(572)	(501)

Net deferred tax (liabilities) assets	2,570	1,149	608

*	See notes 16 and 26.

     Non-current deferred tax assets primarily relate to accrued pension and retirement obligations and other non-tax deductible reserves and tax losses carried forward. Current deferred tax assets are recognized in companies which plan to incur a tax charge in the future.

      The deferred taxes which are not recognized because of their uncertain recovery, amount to € 2,488 million, € 2,423 million and € 2,513 million at December 31, 2001, 2000 and 1999 respectively.

      For the first time in the third quarter 2001, Alcatel Italia Spa accounted for a deferred tax asset of € 45 million.

(d) Tax losses carried forward

      Tax losses carried forward and not yet utilized represent a potential tax saving of € 2,986 million at December 31, 2001 (of € 2,018 million at December 31, 2000 and € 2,123 million at December 31, 1999).

      Tax losses carried forward expire as follows:

Amount

(in millions
of euros)
Years
2002	66
2003	56
2004	17
2005	51
2006 and thereafter	2,796

Total	2,986

Note 8 — Earnings per share

      The number of shares and share equivalents taken into account for basic earnings per share and diluted earnings per share are calculated in accordance with U.S. generally accepted accounting principles.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Basic earnings per share is computed on the basis of the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the net income calculation by share (assumes all Alcatel class A ADS are issued for exchangeable shares within five years).

      Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

      Basic and diluted earning per share are computed for each category of share:

—	ordinary shares: class A

—	Alcatel Optronics tracking shares: class O

      Earnings per class O share is computed by dividing the product of (i) earnings or losses of the Optronics Division and (ii) the percentage of economic interest in the Optronics Division, by the weighted average number of class O shares and share equivalents if any outstanding during the period. This average number was calculated for 2000 during the period beginning on the date on which the class O shares were issued and December 31, 2000.

      The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. This percentage amounted to 17.39% for the period beginning on the date on which the Class O shares were issued until December 31, 2000.

      Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in 2001, the economic interest has been adjusted for 2001. The total number of notional O shares deemed outstanding increased:

—	by the number of new O shares issued, i.e. 9,015,000 shares, and

—	by the O share equivalents of the class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (O share: € 6.9060 and class A share: € 14.7750), i.e. 4,706,777 O share equivalents.

      After the transaction, the total number of notional O shares deemed outstanding represents 108,596,777 shares.

      The economic interest (the tracked percentage) for 2001 amounts to 23.5% (25,515,000 / 108,596,777). The non-tracked percentage for 2001 amounts to 76.5%.

      The earnings per share for class A shares is computed by deducting from the total net consolidated income, the part of income allocated to class O shares.

      The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each year disclosed (the number of shares takes into account the five for one stock split, see note 19(a)):

	Class A share			Class O share

	Net income	Number of	Per share	Net income	Number of	Per share
	(in million of euros)	shares	amount	(in million of euros)	shares	amount

2001
Basic earnings per share	(4,935)	1,139,218,457	€(4.33)	(28)	18,924,581	€(1.47)
Stock option plans	—	—	—	—	—	—

Diluted earnings per share	(4,935)	1,139,218,457	€(4.33)	(28)	18,924,581	€(1.47)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A share:

      Consolidated subsidiaries owned 1,139,218,457 shares and no share equivalents were taken into account in the earnings per share computation.

Class O share:

      Consolidated subsidiaries owned 18,924,581 shares and no share equivalents were taken into account in the earnings per share computation.

Potential shares:

      The number of outstanding subscription options as of December 31, 2001 amounted to 101,907,539 for class A shares and 1,033,400 for class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

	Class A share			Class O share

	Net income	Number of	Per share	Net income*	Number of	Per share
	(in million of euros)	shares	amount	(in million of euros)	shares	amount

2000
Basic earnings per share	1,322	1,060,584,401	€1.25	2	16,500,000	€0.14
Stock option plans	—	41,311,987	—	—	—	—

Diluted earnings per share	1,322	1,101,896,388	€1.20	2	16,500,000	€0.14

*	taken into account from October 20, 2000, the issuance date of the class O shares.

Class A share:

      The 7% convertible bonds issued by DSC Communications in 1997, having a potential dilutive effect in the future, were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 70,297,022 shares and no share equivalents were taken into account in the earnings per share computation.

	Class A share

	Net income	Number of	Per share
	(in millions of euros)	shares	amount

1999
Basic earnings per share	644	922,660,435	€0.70
Stock option plans	—	12,549,155	—

Diluted earnings per share	644	935,209,590	€0.69

Class A share:

      The 7% convertible bonds issued by DSC Communications in 1997, having a potential dilutive effect in the future, were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 72,150,555 shares and no share equivalents were taken into account in the earnings per share computation.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Goodwill, net

	2001			2000	1999

	Gross	Cumulative
Acquisitions	value	amortization	Net	Net	Net

	(in millions of euros)
CFA*	3,614	2,089	1,525	1,706	1,887
Telettra	1,703	1,237	466	508	550
Alcatel Cable	—	—	—	299	319
“Optical fibers” and
“submarine” activities*	328	98	230	—	—
Alcatel Submarine Networks Tel	980	793	187	201	217
Alcatel Network Systems Inc.	755	520	235	246	248
AEG Kabel	—	—	—	90	97
Alcatel Space	1,148	121	1,027	435	465
Thales (ex Thomson-CSF)	427	84	343	769	756
Xylan / Packet Engines	1,684	1,074	610	1,1461	1,436
Assured Access	341	341	—	295	294
Internet Devices	155	55	—	136	143
Innovative Fibers	134	78	56	132	—
Other	1,248	670	578	765	642

Total	12,517	7,260	5,257	7,043	7,054

*	The goodwill mentioned under the line CFA, corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s. Due to the historical nature of these transactions, the goodwill is only allocated to the Telecom’s activities.

     The acquisitions of the U.S. company, Genesys, in January 2000, of the Canadian company, Newbridge, in May 2000 and of the U.K. company, Kymata, in September 2001 were financed with a capital increase and in accordance with paragraph 215 of the “New principles and methodology relative to consolidated financial statements”, the differences between the net value of the intangible assets and liabilities and the acquisition share prices (€ 1,688 million, € 7,367 million and € 76 million respectively) were charged to equity.

      The Alcatel Cable goodwill has been allocated partly to Nexans for which there was a public offering and to the “optical fibers” and “submarine” activities retained by Alcatel.

      Goodwill of € 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the 49% stake in Alcatel Space held by Thales. The disposal of Thales shares in payment of the buy-back of the minority interest in Alcatel Space implied a reduction of the gross value of the goodwill on Thales of € 305 million.

      The disposal, in November 2001, of 7 million Thales shares implied a decrease of the goodwill of € 126 million.

      An exceptional write-off of goodwill was booked during the second quarter 2001 relating to the goodwill of Xylan/ Packet Engine, Assured Access and Internet Devices (€ 848 million, € 297 million and € 136 million respectively).

      An exceptional write-off of goodwill of € 70 million was booked during the fourth quarter 2001 relating to the goodwill of Innovative Fiber.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Other intangible assets, net

(a)  Changes in other intangible assets

	Gross value

	Specific software *	Other **	Total

	(in millions of euros)
December 31, 1998	491	337	827

Additions	172	22	194
Disposals	(79)	(1)	(80)
Other movements	37	(94)	(57)

December 31, 1999	621	264	885

Additions	213	21	234
Disposals	(73)	(9)	(82)
Other movements	245	64	309

December 31, 2000	1,006	340	1,346

Additions	230	44	274
Disposals	(128)	(20)	(148)
Other movements	(146)	(68)	(214)

December 31, 2001	962	296	1,258

(b) Changes in accumulated depreciation of other intangible assets

	Accumulated depreciation

	Specific software *	Other **	Total

	(in millions of euros)
December 31, 1998.	318	98	416

Depreciation charge	176	33	209
Write-backs***	(79)	(1)	(80)
Other movements	23	4	27

December 31, 1999.	438	134	572

Depreciation charge	149	33	182
Write-backs***	(72)	(8)	(80)
Other movements	145	23	168

December 31, 2000.	660	182	842

Depreciation charge	162	126	288
Write-backs***	(124)	(17)	(141)
Other movements	(134)	(69)	(203)

December 31, 2001.	564	222	786

*	This primarily includes expenditures on public switching software developed by Alcatel subsidiaries.

**	As a result of the application of the new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method (see note 3)), these acquired technologies have been eliminated from the other intangible assets (gross value € 226 million and € 10 million in amortization).

***	Write-backs represent the accumulated depreciation of fixed assets which have been sold.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Property, plant and equipment

(a)  Change in property, plant and equipment

	Gross value

			Plant
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1998	304	2,465	5,206	1,842	9,817

Additions	2	85	503	438	1,028
Disposals	(23)	(128)	(324)	(195)	(670)
Other movements	3	95	422	(294)	226

December 31, 1999	286	2,517	5,807	1,791	10,401

Additions	4	153	712	731	1,600
Disposals	(32)	(111)	(416)	(158)	(717)
Other movements	(9)	257	808	(399)	657

December 31, 2000	249	2,816	6,911	1,965	11,941

Additions	5	152	684	633	1,474
Disposals	(30)	(133)	(412)	(139)	(714)
Other movements	(35)	(598)	(1,565)	(805)	(3,003)

December 31, 2001	189	2,237	5,618	1,654	9,698

      Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 5% of the Group’s total property, plant and equipment.

(b) Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

			Plant
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1998.	16	1,209	3,723	1,239	6,188

Depreciation charge	2	120	556	162	840
Write-backs*	(1)	(88)	(289)	(183)	(561)
Other movements	21	28	147	(84)	112

December 31, 1999.	38	1,269	4,137	1,134	6,578

Depreciation charge	3	136	728	161	1,028
Write-backs*	(7)	(89)	(374)	(136)	(606)
Other movements	8	145	166	(36)	283

December 31, 2000.	42	1,461	4,657	1,123	7,283

Depreciation charge	2	129	728	135	994
Write-backs*	(6)	(92)	(363)	(117)	(578)
Other movements	(27)	(488)	(1,407)	(281)	(2,203)

December 31, 2001.	11	1,010	3,615	860	5,496

*	Write-backs represent the accumulated depreciation of fixed assets which have been sold.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Leases and rentals

      Future rentals under capital leases at December 31, 2001:

Amount

(in millions of euros)
Maturity date
2002	16
2003	20
2004	17
2005	17
2006	17
2007 and thereafter	18

Capital lease obligations	105

Interest	8

Total future rentals	113

      Rental expenses for operating leases for the years ended December 31:

	2001	2000	1999

	(in millions of euros)
Minimum rentals	173	442	203
Contingent rentals	23	12	12
Sublease rentals	(4)	(14)	(9)

Total	192	440	206

Note 12 — Share in net assets of equity affiliates

(a)  Equity at December 31:

	2001	2000	1999	2001	2000	1999

	(percentage owned)			(in millions of euros)
Shanghaï Bell	31.7	31.7	31.7	233	256	227
Alstom*	—	24.0	24.0	—	226	159
Altech	40.0	40.0	40.0	10	20	26
Thales (ex Thomson-CSF)**	15.8	25.3	25.3	292	445	457
Skybridge	49.9	49.9	49.9	3	5	9
Tesam	49.0	49.0	49.0	—	(6)	24
Europe Star***	—	51.0	51.0	—	62	11
Atlinks	50.0	50.0	50.0	51	61	67
Nexans****	20.0	—	—	84	—	—
Other (less than € 38 million)	—	—	—	126	83	65

Total				799	1,152	1,045

*	Further to the disposal described in note 2, Alstom is no longer consolidated as of January 1, 2001 and Alcatel no longer has any ownership in Alstom.

**	Further to the transactions described in note 2, Alcatel’s stake in Thales decreased from 25.29% to 20.03% in July 2001 and to 15.83% in November 2001.

***	Europe Star is accounted for under proportionate consolidation for 2001.

****	Following the initial public offering for Nexans described in note 2, Nexans is accounted for under the equity method as of January 1, 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Information on equity affiliates

      Summarized financial information for Alstom at September 30 (interim financial statements):

	1999/2000	1998/1999

	(in millions of euros)
Balance sheet data
Fixed assets	10,101	6,540
Current assets	20,668	20,362

Total assets	30,769	26,902

Shareholders’ equity	2,012	1,752
Minority interest	5,217	40
Net financial debt	48	4,569
Reserves and other liabilities	23,492	20,541

Total liabilities and shareholders’ equity	30,769	26,902

Income statement data*
Net sales	10,651	7,531
Income from operations	447	365
Net income	103	227

*	Six month period ended September 30.

     Summarized financial information for Thales at and for years ended December 31:

	2001	2000	1999

	(in millions of euros)
Balance sheet data
Fixed assets	5,114	5,170	2,985
Current assets	14,237	12,139	8,121

Total assets	19,351	17,309	11,106

Shareholders’ equity	2,146	2,425	2,367
Minority interests	28	7	12
Financial debt	3,317	3,243	471
Reserves and other liabilities	13,860	11,634	8,256

Total liabilities and shareholders’ equity	19,351	17,309	11,106

Income statement data
Net sales	10,268	8,580	6,890
Income from operations	667	561	390
Net income	(366,2)	201	275

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized financial information for Nexans at December 31:

	2001*	2000**

	(in millions of
	euros)
Balance sheet data
Fixed assets	1,040	894
Current assets	1,908	1,998

Total assets	2,948	2,892

Shareholders’ equity	1,096	1,111
Minority interests	104	49
Financial debt	348	205
Reserves and other liabilities	1,400	1,527

Total liabilities and shareholders’ equity	2,948	2,892

Income statement data
Net sales	4,777	4,783
Income from operations	139	169
Net income	30	75

*	Preliminary financial statements approved by Nexans’ board of directors.

**	Represents combined pro forma financial statements.

     100% financial information for other equity affiliates at and for years ended December 31:

	2001	2000	1999

	(in millions of euros)
Total assets	2,998	3,125	2,199
Shareholders’ equity	1,188	1,367	894
Net sales	1,526	3,400	1,139
Net income	(69)	(104)	(17)

Note 13 — Other investments and miscellaneous, net

At December 31:

	2001			2000	1999

	At cost	Provision	Net value	Net value	Net value

	(in millions of euros)
Investments in:
— listed securities*	460	(222)	238	979	995
— unlisted securities	807	(394)	413	656	790

Total	1,267	(616)	651	1,635	1,785

Electro Banque/ Customer loans and advances**	393	(9)	384	677	542
Other***	1,002	(868)	134	1,015	201

Total	2,662	(1,493)	1,169	3,327	2,528

*	Market value 2001: € 490 million

2000: € 2,033 million
1999: € 2,114 million

**	See note 25.

***	Of which a € 820 million reserve was created for 360 Networks securities at December 31, 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Investments in listed companies at December 31, 2001:

	%	Net	Market	Shareholders’	Net
	interest	value	Value	Equity*	income*

	(in percentage and millions of euros)
Loral**	2.8%	98	73	1,705	(1,673)
Thomson Multimedia	3.6%	61	321	2,860	394
Other (less than € 30 million)		79	96

Total		238	490

*	Data at December 31, 2000 because at December 31, 2001, financial data is generally not published at the closing date of Alcatel’s financial statements.

**	Common and preferred shares.

Note 14 — Inventories and work in progress, net

At December 31:

	2001	2000	1999

	(in millions of euros)
Raw materials and goods	2,242	3,351	1,605
Industrial work in progress	1,233	1,815	1,114
Work in progress on long-term contracts	539	596	416
Finished products	2,255	2,764	1,623

Gross value	6,269	8,526	4,758

Valuation allowance	(1,588)	(1,111)	(798)

Net value	4,681	7,415	3,960

Note 15 — Trade receivables and related accounts, net

	2001	2000	1999

	(in millions of euros)
Receivables on long-term contracts	2,607	2,637	1,556
Receivables bearing interest	835	901	836
Other trade receivables	5,591	7,706	6,643

Gross value	9,033	11,244	9,035

Valuation allowance	(928)	(585)	(574)

Net value	8,105	10,659	8,461

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16 — Other accounts receivable, net

At December 31:

	2001	2000	1999

	(in millions of euros)
Electro Banque / Customer loans and advances**	276	255	584
Advances and progress payments	223	130	196
Prepaid taxes	612	497	487
Deferred taxes*	3,099	1,721	1,109
Prepaid expenses	234	432	210
Advances made to employees	35	64	33
Other accounts	2,389	2,079	824

Gross value	6,868	5,178	3,443

Valuation allowance	(17)	(18)	(16)

Net value	6,851	5,160	3,427

*	See note 7(c).

**	See note 25.

Note 17 — Marketable securities

      Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.

      The market value of these securities was € 500 million at December 31, 2001 (€ 444 million at December 31, 2000 and € 681 million at December 31, 1999).

Note 18 — Appropriation of earnings

      The Board of Directors has decided to propose at the shareholders’ ordinary annual general meeting a dividend of € 0.16 per share on the 1,215,254,797 shares having the rights of A shares existing on January 1, 2001, giving rise to an aggregate distribution of € 194 million and € 0.10 per shares on the 25,515,000 class O shares, i.e. € 2.6 million (€ 0.48 per share on the 1,212,210,685 shares having the rights of A shares existing on January 1, 2000, giving rise to an aggregate distribution of € 582 million and € 0.10 per share on the 16,500,000 class O shares, i.e. € 1.6 million and € 0.44 per share on the 1,033,160,100 class A shares having the rights of shares existing on January 1, 1999, giving rise to an aggregate distribution of € 455 million).

Note 19 — Shareholders’ equity

(a)  Stock split by 5

      The shareholders’ meeting of May 16, 2000 approved the split of each former share of nominal value € 10 into five new shares of nominal value € 2, effective on May 22, 2000. Each class A ADS (American Deposit Share) listed in the U.S. on the New York Stock Exchange represents now one Alcatel class A share of nominal value € 2.

(b) Capital increase program for employees with subscription stock options plan

      In the framework of a capital increase reserved for employees of the Group approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at the price of € 50 per share. Each share subscribed included the right to receive 3 options, each exercisable for one class A share. 275,778 options were

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

granted and are exercisable during a period of one year from July 1, 2004 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a company of the Group whose registered office is located in France at the time the options were granted.

(c)  Capital stock and additional paid-in capital:

      At December 31, 2001, the capital stock consisted of 1,215,254,797 class A shares of nominal value € 2 each and 25,515,000 class O shares of nominal value € 2 (1,212,210,685 class A shares of nominal value € 2 and 16,500,000 class O shares of nominal value € 2 at December 31, 2000 and 199,895,247 shares of nominal value € 10 each at December 31, 1999).

      During 2001, increases in capital stock and additional paid-in capital amounted to € 110 million. These increases relate to the following actions:

—	issuance of 752,186 class A shares for € 10 million corresponding to the exercise of 752,186 options (additional paid-in capital: € 8 million),

—	issuance of 91,926 class A shares relating to the capital increase devoted to employees for € 5 million (additional paid-in capital: € 4.4 million),

—	acquisition of Kymata, in September 2001, which resulted in the issuance of 2,200,000 class A shares for € 33 million (additional paid-in capital: € 28 million) and the issuance of 9,000,000 class O shares for € 62 million (additional paid-in capital: € 44 million). In addition, of the 500,000 bonds redeemable for class O shares issued for this transaction by Deborah Acquisition Ltd (subsidiary of Alcatel) at the price of € 6.9060, 15,000 bonds have been subject to redemption for an equal amount of class O shares.

(d) Stock options:

      At December 31, 2001, stock option plans were as follows:

		Number of	Exercise period(1)
	Number of	options			Exercise
Board creating the plan Share class	options	outstanding	From	To	price

SUBSCRIPTION OPTIONS
24.01.1996
Shares A	9,069,500	2,648,207	01.07.1998	31.12.2003	€ 12.96
11.12.1996
Shares A	394,000	135,250	01.07.1998	31.12.2003	€ 13.42
17.04.1997
Shares A	8,199,500	7,691,000	01.05.2002	31.12.2004	€ 19.27
10.12.1997
Shares A	367,000	352,000	11.12.2002	31.12.2004	€ 20.95
29.03.2000
Shares A	15,239,250	14,141,630	01.04.2003	31.12.2005
			01.04.2005	31.12.2007	€ 48
29.03.2000
Shares A	8,905,804	8,735,736	01.07.2003	30.06.2004
			01.07.2005	30.06.2006	€ 48
13.12.2000
Shares A	1,235,500	1,105,350	13.12.2003	31.12.2005
			13.12.2004	31.12.2006	€ 65
13.12.2000
Shares O(2)	306,700	303,100	13.12.2001	12.12.2008
			13.12.2004	12.12.2008	€ 64

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Number of	Exercise period(1)
	Number of	options			Exercise
Board creating the plan Share class	options	outstanding	From	To	price

07.03.2001
Shares A(2)	37,668,588	36,593,428	07.03.2002	06.03.2009
			07.03.2005	06.03.2009	€ 50
07.03.2001
Shares A	275,778	274,953	01.07.2004	30.06.2005
			01.07.2005	30.06.2006	€ 50
02.04.2001
Shares A(2)	48,850	41,800	02.04.2002	01.04.2009	€ 41
02.04.2001
Shares O(2)	2,500	2,500	02.04.2002	01.04.2009	€ 39
15.06.2001
Shares A(2)	977,410	958,060	15.06.2002	14.06.2009
			15.06.2005	14.06.2009	€ 32
03.09.2001
Shares A(2)	138,200	138,200	03.09.2002	02.09.2009
			03.09.2005	02.09.2009	€ 19
15.11.2001
Shares O(2)	162,000	162,000	15.11.2002	14.11.2009
			15.11.2005	14.11.2009	€ 9
19.12.2001
Shares A(2)	27,871,925	27,871,925	19.12.2002	18.12.2009
			19.12.2005	18.12.2009	€ 20.80
19.12.2001
Shares O(2)	565,800	565,800	19.12.2002	18.12.2009
			19.12.2005	18.12.2009	€ 9.30
19.12.2001
Shares A	1,220,000	1,220,000	01.01.2005	31.12.2005
			01.01.2006	31.12.2006	€ 20.80
PURCHASE OPTIONS
09.12.1998
Shares A	11,602,500	10,703,250	09.12.2003	31.12.2005	€ 20.52
08.09.1999
Shares A	545,000	493,750	08.09.2004	31.12.2005	€ 28.40

(1)	Period of unavailability of 4 years for beneficiary salaried employees of a company headquartered in France (5 years for options granted before April 27, 2000).

(2)	New “vesting” principle: the options vested in successive installments, up to 25% of the total number of options, at the end of a period of one year starting from the date of grant of the options, and up to 1/48th of the same number at the end of each month thereafter, following the first anniversary of the grant date.

     In addition, there are within the Group options granted by Alcatel USA, Inc. for the benefit of key employees of U.S. and Canadian companies in the Telecom sector. These options related to the purchase of Alcatel ADSs. In 1999 and 2000, the corresponding options amounted to 25.7 million class A ADS (or 25.7 million class A shares). At December 31, 2001, 20,088,123 options under this plan were unexercised.

      The option plans of companies that were acquired by Alcatel give the right to acquire Alcatel shares or ADSs in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company which were the subject of the options.

      The existing options plans of Alcatel Optronics U.K. Ltd (ex Kymata Ltd), acquired in September 2001, gave right to the allocation of 402,595 class O ADS or Alcatel O shares at an exercise price ranging between € 0.80 and € 35.15. At December 31, 2001, options to purchase 399,250 shares were outstanding. The shares delivered by Alcatel Optronics UK Ltd come from the redemption of the ORA O subscribed by this company.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth by U.S. and Canadian issuers these plans, the number of outstanding and exercisable options as of December 31, 2001, the average exercise price and the exercise period.

		Outstanding options				Exercisable options

		Number	Weighted	Weighted		Amount	Weighted
	Exercise price in $ USD	outstanding at	remaining	average		exercisable	average
	(giving right to	31/12/2001	exercise period	exercise		at	exercise
Issuer	one class A ADS)	*	(years)	Price		31/12/2001	price

Packet Engines	USD 0.29-USD 0.86	26,927	6.37	USD	0.6783	20,386	USD	0.623
Assured Access	USD 0.74-USD 1.85	143,336	6.48	USD	0.787	136,097	USD	0.773
Xylan	USD 0.05-USD 18.14	4,617,432	6.15	USD	8.782	3,268,925	USD	8.330
Internet Devices Inc	USD 0.26-USD 1.17	85,604	7.12	USD	1.00	46,454	USD	0.916
DSC	USD 16.57-USD 44.02	251,294	4.04	USD	32.208	251,294	USD	32.208
Genesys	USD 0.01-USD 41.16	5,179,081	7.27	USD	20.244	3,145,610	USD	18.223
Newbridge	USD 11.72-USD 52.48	15,272,958	3.10	USD	29.753	12,064,886	USD	29.840
Alcatel USA Inc.	USD 21.40-USD 84.88	20,088,123	8.44	USD	53.096	7,988,679	USD	49.729

Total number of options		45,664,755				26,922,331

*	Number of Alcatel class A shares.

     In total, the stock purchase options granted in the United States and in the Canada and which are the obligation of Alcatel USA, Inc. concern 45,664,755 options which had not been exercised at December 31, 2001. Upon exercise, Alcatel will not issue new ADSs (or, consequently, shares); the options give rights to purchase existing ADSs.

(e)  Distributable retained earnings

      Not all consolidated retained earnings may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable retained earnings of Alcatel, the parent company, totaled € 5,594 million at December 31, 2001 (€ 8,785 million at December 31, 2000 and € 8,021 million at December 31, 1999).

(f)  Treasury stock

      Alcatel has set up a buy back program authorized by the shareholders’ ordinary annual general meetings held on June 18, 1998, June 10, 1999, May 16, 2000, September 20, 2000 and May 3, 2001, both on the class A share and class O share, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchase concern up to a maximum of 10% of the capital stock over a period of up to eighteen months from the latest shareholders’ general meeting. As part of this program, 30,343,255 shares had been purchased as of December 31, 2001 for a total of € 565 million (35,558,255 shares had been purchased as of December 31, 2000 for a total of € 631 million and 35,112,260 shares had been purchased as of December 31, 1999 for a total of € 614 million).

      Alcatel shares owned by Group consolidated subsidiaries which amounted to € 1,842 million at December 31, 2001 (€ 2,023 million at December 31, 2000 and € 1,237 million at December 31, 1999) are deducted at cost from consolidated retained earnings.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20 — Minority interests

(in millions of euros)

Balance at December 31, 1998	438

Other changes*	(12)
Minority interests in 1999 income	37

Balance at December 31, 1999	463

Other changes*	(31)
Minority interests in 2000 income	3

Balance at December 31, 2000	435

Other changes**	(221)
Minority interests in 2000 income	5

Balance at December 31, 2001	219

*	Corresponds to the net effect of acquisitions and disposals of other minority interests.

**	of which € (48) million related to the disposal of Nexans and € (160) million related to the buy-back of the minority interests of Alcatel Space.

Note 21 — Pensions and post-retirement benefits

      The Group sponsors various defined benefit pension plans. In France, all of the Group’s employees elect to benefit from the retirement indemnity scheme. In other countries, the employee groups covered and the type of retirement plan depend on local regulation and practices.

      For defined benefit pensions plans in order to harmonize the procedure throughout the Group, liabilities and prepaid expenses are determined since January 1, 1999 in accordance with the accounting principles presented in note 1(k).

      The discrepancy on January 1, 1999 between the reserves calculated in accordance with the new principles and the reserves calculated according to local accounting standards is shown in the income statement in 1999 under the caption “other revenue (expense)” (€ 75 million; see note 6).

      For defined benefit plans entailing an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2001, 2000 and 1999 are as follows:

	2001	2000	1999

Discount rate	5-7%	4.5-7%	4-7%
Future salary increases	0.5-5%	1-8%	1-8%
Expected long-term return on assets	5-9%	5-8%	5-8%
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years	15 years

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension benefits

	2001	2000	1999

	(in millions of euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	4,080	4,043	3,480
Service cost	131	157	148
Interest cost	181	202	189
Plan participants’ contributions	8	11	8
Amendments	6	39	–
Reclassification	17	16	151
Business combinations	8	10	12
Disposals	(741)	(3)	(5)
Curtailments	–	(5)	(25)
Settlements	(90)	(85)	(59)
Special termination benefits	(5)	–	13
Actuarial loss/gain	(143)	(106)	273
Benefits paid	(184)	(248)	(227)
Other (foreign currency translation)	37	49	85

Benefit obligation at end of year	3,305	4,080	4,043

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	2,904	2,710	2,320
Actual return on plan assets	(47)	288	326
Employers’ contribution	81	76	136
Plan participants’ contributions	8	12	8
Amendments	–	(1)	–
Reclassification	15	10	10
Business combinations	(1)	3	1
Disposals	(478)	(1)	(19)
Curtailments	–	(2)	(3)
Settlements	(100)	(86)	(33)
Special termination benefits	(100)	–	7
Benefits paid	(33)	(153)	(128)
Other (foreign currency translation)	32	47	85

Fair value of plan assets at end of year	2,281	2,904	2,710

Funded status	(1,024)	(1,176)	(1,333)

Unrecognized actuarial loss/gain	(118)	(161)	67
Unrecognized transition obligation	(6)	(4)	(4)
Unrecognized prior service cost	28	49	14

NET AMOUNT RECOGNIZED	(1,120)	(1,292)	(1,256)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Components of net periodic cost:

	2001	2000	1999

	(in millions of euros)
Service cost	130	157	148
Interest cost	181	202	189
Expected return on plan assets	(121)	(167)	(151)
Amortization of transition obligation	(1)	(1)	6
Amortization of prior service cost	4	4	2
Amortization of recognized actuarial gain/loss	4	5	12
Effect of curtailments	(3)	–	(21)
Effect of settlements	41	–	–
Special termination benefits	(4)	(3)	4

Net periodic benefit cost	231	197	189

      Plan assets consist principally of governmental and corporate bonds (approximately 40%), equity securities (approximately 40%) and short-term investments.

Note 22 — Other reserves

(a)  Analysis by type

	2001	2000	1999

	(in millions of euros)
Reserves for product sales*	1,818	1,725	1,571
Reserves for restructuring	1,113	442	793
Other reserves	1,223	838	913

Total	4,154	3,005	3,277

*	Accrued contract costs have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000 and € 491 million at December 31, 1999).

     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

(b) Analysis of reserves for restructuring

	2001	2000	1999

	(in millions of euros)
Opening balance	442	793	915
Expensed during year	(665)	(472)	(552)
New plans and adjustments to previous estimates	1,389 *	143	380
Effect of acquisition (disposal) of consolidated subsidiaries	(62)	(7)	1
Currency transaction adjustments and others	9	(15)	49

Closing balance	1,113	442	793

*	Costs of restructuring amount to € 2,124 million, of which € 735 million related to the write-off of assets and € 1,389 related to new plans.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     For 2001, the restructuring reserves concern mainly:

—	Costs relating to outsourcing of Alcatel’s GSM handsets to Flextronics (the € (87) million receivable as of December 31, 2001 from disposal of inventories to Flextronics is registered under the line “other accounts receivables”).

—	Costs linked to restructuring in the U.S., of which severance costs and asset write-offs.

—	Closing costs of the factory of Saft in Tijuana, Mexico.

—	Costs relating to the announced reorganizations in the optics activities.

—	Costs linked to restructuring in European activities.

      For 2000, the restructuring reserves relate mainly to severance costs incurred by Alcatel Networks Corporation, Alcatel CIT and Nexans Deutschland.

Note 23 — Financial debt

(a)  Bonds and notes issued

	2001	2000	1999

	(in millions of euros)
Convertible bonds issued by:
— Subsidiaries	—	—	398

Total	—	—	398

Other bonds and notes	5,969	4,972	3,064

Total	5,969	4,972	3,462

1)  Convertible bonds

      In 1997, DSC Communications issued USD 400 million principal amount of 7.0% convertible notes due August 1, 2004 (8,000,000 convertible bonds having a nominal value of USD 50).

      At December 31, 1998, all the outstanding bonds were convertible into Alcatel class A shares at the conversion price of USD 61.012 per Alcatel ADS (American Depositary Share) which represented one fifth of one class A share. At December 31, 1999, 7,999,800 of these bonds remained outstanding and were convertible into 6,555,891 existing ADS corresponding to 1,311,178 Alcatel class A shares. All these convertible bonds were converted or redeemed in August 2000.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2)  Other bonds and notes

      These bonds and notes were issued by the following companies:

	2001	2000	1999

	(in millions of euros)
Alcatel *	5,969	4,972	3,064

Total	5,969	4,972	3,064

*	The main changes for 2001 are as follows:

—	Issuance by Alcatel, on December 7, 2001, of € 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

—	Issuance by Alcatel, on December 3, 2001, of an additional section of € 120 million to the € 1 billion bonds issued in February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.

—	Issuance of 40 million in Singapore dollars bonds (€ 25 million) bearing interest at a 4% rate and maturing in October 11, 2004.

—	Repayment, on October 31, 2001, of Yen 2 billion (€ 18 million) on the Yen 30 billion bonds (€ 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.

—	Repayment, on December 20, 2001, of € 285 million on € 600 million in bonds with a floating rate (Eonia + 24 basis points) issued by Alcatel in June 20, 2000 and maturing on June 20, 2002.

     The main changes for 2000 are as follows:

—	Further to the issuance by Alcatel in March 2000 on the Japanese market of a bond with a maturity of 2 years bearing interest at a fixed rate of 0.41%, the debt has increased by Yen 30 billions (€ 280 million). This debt was swapped into euros.

—	Issuance by Alcatel, on June 20, 2000, of € 600 million in bonds with a floating rate (Eonia + 24 basis points) and maturing on June 20, 2002.

—	Repayment of € 75 million of Samouraï bonds amounting to Yen 20,000 million issued in 1997.

—	Repayment of USD 500 million bond issued on June 15, 1998, amounting to € 498 million.

—	Issuance by Alcatel, on September 12, 2000, of € 600 million in bonds with a floating rate (Euribor 3 months + 15 basis points) and maturing on September 12, 2003.

—	Issuance by Alcatel, on September 15, 2000, of € 1,000 million in bonds at a 5.875% rate and maturing on September 15, 2005.

(b) Other borrowings

	2001	2000	1999

	(in millions of euros)
Short-term borrowings and bank overdrafts	1,454	2,277	2,255
Capital lease obligations	105	7	12
Accrued interest	147	134	116

Total	1,706	2,418	2,383

(c)  Analysis by maturity date:

	2001	2000	1999

	(in millions of euros)
Short-term financial debt	1,796	1,813	2,367

2001	—	—	342
2002	—	945	46
2003	1,068	1,259	343
2004	854	836	727
2004 and thereafter	—	—	—
2005	1,145	1,126	—
2005 and thereafter	—	—	2,020
2006	1,429	—	—
2006 and thereafter	—	1,411	—
2007 and thereafter	1,383	—	—

Long-term financial debt*	5,879	5,577	3,478

Total	7,675	7,390	5,845

*	See note 1(p).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Long-term financial debt

      Analysis by currency and interest rate:

	Weighted average interest rate

	2001	2000	1999	2001	2000	1999

	(in percentage and millions of euros)
Euro*	5.3%	4.9%	5.4%	4,748	3,770	1,719
French franc*	5.4%	5.2%	5.4%	1,034	1,145	1,097
Deutsche mark	4.9%	4.8%	6.9%	15	17	19
Italian lira	—	2.8%	2.6%	—	56	54
U.S. Dollar	6.0%	6.4%	6.5%	7	263	509
Swiss franc	4.4%	4.2%	5.0%	11	11	11
Spanish peseta	—	5.1%	3.5%	—	2	2
Pound sterling	4.0%	—	7.3%	8	—	1
Other*	5.1%	4.5%	5.1%	56	313	66

Total	5.3%	5.0%	5.6%	5,879	5,577	3,478

*	The rates shown take into account the current portion of the original long-term borrowings (€ 567 million in 2001).

(e)  Short term financial debt

      Analysis by type:

	2001	2000	1999

	(in millions of euros)
Current portion of:
— bonds and notes issued	558	—	573
— capital lease obligations	16	7	3
— long-term bank borrowings	90	333	214
Short-term borrowings and bank overdrafts:
— lines of credit	129	350	262
— commercial paper	502	668	817
— bank loans	354	321	382
Accrued interest	147	134	116

Total	1,796	1,813	2,367

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Analysis by currency and interest rate:

	Weighted interest rate at December 31,

	2001	2000	1999	2001	2000	1999

	(in percentage and millions of euros)
Euro*	3.7%	5.8%	3.1%	949	450	588
French franc*	3.5%	5.2%	5.2%	14	130	56
Deutschmark	—	5.9%	5.2%	—	5	71
Italian lira	—	3.7%	2.9%	—	16	18
U.S. dollar	5.6%	7.0%	6.6%	437	1,029	1,256
Swiss franc	2.8%	3.4%	2.5%	3	3	3
Spanish peseta	4.6%	4.6%	2.9%	4	5	5
Pound sterling	11.5%	4.3%	6.1%	33	5	17
Other*	5.2%	6.4%	11.6%	356	170	353

Total	4.6%	6.6%	6.1%	1,796	1,813	2,367

*	The rates shown do not take into account the current portion of the original long-term borrowings (€ 567 million in 2001).

(f)  Financial debts — Interest rate risk

	2001		2000

	Amount before	Amount after	Amount before	Amount after
	hedging	hedging	hedging	hedging

	(in millions of euros)
Euro at fixed rate	4,359	769	2,900	532
Euro at floating rate	1,338	2,533	1,320	2,868
French franc at fixed rate	865	614	1,092	831
French franc at floating rate	183	461	183	487
Deutsche mark at fixed rate	15	—	22	7
Deutsche mark at floating rate	—	—	—	—
Italian lira at fixed rate	—	—	71	71
Italian lira at floating rate	—	—	1	1
U.S. dollar at fixed rate	220	1,267	1,149	1,149
U.S. dollar at floating rate	224	1,649	143	1,227
Swiss franc at fixed rate	14	3	14	3
Swiss franc at floating rate	—	—	—	—
Spanish peseta at fixed rate	4	4	7	7
Spanish peseta at floating rate	—	—	—	—
Pound sterling at fixed rate	41	41	5	5
Pound sterling at floating rate	—	—	—	—
Other at fixed rate	404	137	483	202
Other at floating rate	8	197	—	—

Total debt at fixed rate	5,922	2,835	5,743	2,807

Total debt at floating rate	1,753	4,840	1,647	4,583

Total	7,675	7,675	7,390	7,390

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)  Other information

•	At December 31, 2001, the Group had unused confirmed credit lines of € 2,643 million at a 23 basis point spread over the floating reference rate (€ 2,252 million at December 31, 2000 and € 1,871 million at December 31, 1999).

•	Commitment fees on these credit lines amounted to € 3.83 million for 2001 of which € (1.6) million concerned a bridge line cancelled before the end of the year, € 1.54 million for 2000 and € 1.45 million for 1999.

•	Outstanding banking facilities at December 31, 2001 are generally subject to an obligation of renegotiation of their maturity and conditions in case of the downgrading of the Group’s long-term rating. The securitization agreement described in note 27a has the same terms.

•	Assets pledged to secure indebtedness (including mortgage loans) amounted to € 66 million at December 31, 2001 (€ 67 million at December 31, 2000 and € 151 million at December 31, 1999).

Note 24 — Customers’ deposits and advances

	2001	2000	1999

	(in millions of euros)
Advance payments received on long-term contracts	1,101	980	643
Other deposits and advances received from customers	592	580	464

Total customers’ deposits and advances	1,693	1,560	1,107

Note 25 — Debt linked to the bank activity

	2001	2000	1999

	(in millions of euros)
Debt linked to the bank activity*	660	932	1,126

*	Corresponds to the amount of customer loans and advances presented under the captions “Other investments” and “Other accounts receivables”:

2001: € 384 million (note 13) pertains to “Other investments” and € 276 million pertains to “Other accounts receivables” (note 16).
2000: € 677 million (note 13) pertains to “Other investments” and € 255 million pertains to “Other accounts receivables” (note 16).
1999: € 542 million (note 13) pertains to “Other investments” and € 584 million pertains to “Other accounts receivables” (note 16).

Note 26 — Other payables

      Analysis is as follows, after appropriation:

	2001	2000	1999

	(in millions of euros)
Accrued payables and other	3,983	4,770	2,700
Social payables	918	1,163	955
Accrued taxes	642	495	362
Deferred taxes*	529	572	501
Dividends to be paid	197	584	455
Government grants	49	26	27
Total	6,318	7,610	5,000

*	See note 7(c).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 27 — Commitments and contingencies

(a)  Securitization of receivables

      In 1999, Alcatel launched a program of securitization of receivables. At December 31, 2001 the amount of securitized receivables was USD 700 million (USD 214 million at December 31, 2000 and USD 127 million at December 31, 1999) and Alcatel has provided a first loss guarantee of USD 210 million.

      This securitization agreement is subject to the particular conditions described in Note 23(g).

(b) Other commitments

	2001	2000	1999

	(in millions of euros)
Guarantees given on contracts and others	10,750	10,103	7,114
Discounted notes receivable	63	45	32
Secured borrowings	1,626	1,842	1,893
Commitments to buy or sell forward raw materials or goods	151	279	290
Commitments to purchase fixed assets	41	164	108

Total	12,631	12,433	9,437

      The amount included in “secured borrowings” (€ 1.6 billion for 2001, € 1.8 billion for 2000 and € 1.9 billion for 1999) corresponds primarily to the guarantees granted to the banks implementing the Group cash pooling. They cover the risk involved in any debit position that could remain outstanding after the daily transfers between the Alcatel Central Treasury accounts and the subsidiaries accounts.

      Guarantees given on long-term contracts consist of performance bonds issued to customers and bank guarantees given to secure advance payments received from customers. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the line item “Accrued contract costs and other reserves”, see note 22.

Note 28 — Financial instruments and market-related exposures

      The Group has a centralized treasury management in order to minimize the Group’s exposure to certain market risks including: foreign exchange risk, interest rate risk and credit risk.

      The following information is presented in compliance with the requirements of Statement of Financial Accounting Standards N 107 “Disclosure about Fair Value of Financial Instruments”

(a)  Purposes for which derivative financial instruments are held or issued

      The Group uses derivative financial instruments with off-balance-sheet risks to manage and reduce its exposure to fluctuation in interest rates and foreign exchange rates. All financial instruments owned or issued by the Group at year-end are firm commercial commitments hedging or commercial bids or are backed to issued debts. Firm commercial commitments or other firm contracts are hedged by forward exchange transactions or exchange rate options while offers are hedged by exchange rate options only. Offers generally have a duration not exceeding 18 months. The Group pays a net premium.

      The Group controls credit risks related to these financial instruments through credit approvals, investment limits authorization and centralized treasury policies but does not usually require pledge of collateral or other guarantees to cover risks linked to these financial instruments.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Because of the diversification of its customers and their geographical location, management believes that the credit risk of its customers is limited and there is no material risk of concentration of credit.

(b) Accounting policy

      Interest rate hedging instruments: gains and losses are recognized in income in the same period as the item being hedged and are not deferred.

      Foreign exchange hedging instruments: on a contract by contract basis, premiums and discounts, as well as net gains, are recognized in income in the same period as the item being hedged (i.e., in the case of a long term contract on the basis of the percentage-of-completion method).

      Hedging gains (losses) deferred at December 31, are as follows:

	2001	2000	1999

	(in millions of euros)
Deferred losses	(484)	(1,044)	(334)
Deferred gains	346	842	249

Net	(138)	(202)	(85)

(c)  Fair value

      At December 31, 2001, balance sheet and off-balance sheet financial instruments are as follows:

	Principal	Fair	Carrying
	amount	value	amount

	(in millions of euros)
Balance sheet financial instruments
Assets:
Investments in shares*	651	903	651
Loans/debentures	518	518	518
Receivables from disposal of assets	—	—	—
Investments in notes, bonds and other	77	83	77
Investments in managed funds	414	417	414

Marketable securities**	491	501	491
Cash and bank deposits	4,523	4,523	4,523
Liabilities:
Financial debt	7,675	7,517	7,675
Off-balance sheet financial instrument
Foreign exchange risk:
Buy/lend:
Forward exchange contract	6,197	115
Short-term exchange swaps	510	2
Long-term currency swaps	36	4
Short-term currency swaps	260	(10)
Currency option contracts: Call	3,029	19
Put	3,795	138

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Principal	Fair	Carrying
	amount	value	amount

	(in millions of euros)
Sell/borrow:
Forward exchange contract	10,950	(67))
Short-term exchange swaps	5,727	(116)
Long-term currency swaps	1,242	(10)
Short-term currency swaps	524	(20)
Currency option contracts: Call	3,403	(28)
Put	3,127	(128)
Interest rate risk:
Buy/lend:
Long-term interest rate swaps	4,693	73
Short-term interest rate swaps	6,502	208
Interest rate cap contracts	21,402	137
FRA	473	3
Floors	17,269	206
Sell/borrow:
Long-term interest rate swaps	2,476	(69)
Short-term interest rate swaps	6,858	(208)
Interest rate cap contracts	19,819	(115)
FRA	472	(2)
Floors	17,503	(211)
Equity:
Sell:
Share option contract call (Alcatel shares)	77,4	(6.9)
Buy:
Share option contract put (Alcatel shares)	50	6.1

      At December 31, 2000, balance sheet and off-balance sheet financial instruments are as follows:

	Principal	Fair	Carrying
	amount	value	amount

	(in millions of euros)
Balance sheet financial instruments
Assets:
Investments in shares*	1,635	2,066	1,635
Loans/debentures	1,692	1,738	1,692
Receivables from disposal of assets	—	—	—
Investments in notes, bonds and other	162	160	162
Investments in managed funds	281	284	281

Marketable securities**	443	444	443
Cash and bank deposits	2,617	2,617	2,617
Liabilities:
Financial debt	7,390	7,414	7,390

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Principal	Fair	Carrying
	amount	value	amount

	(in millions of euros)
Off-balance sheet financial instrument
Foreign exchange risk:
Buy/lend:
Forward exchange contract	10,091	(146)
Long-term exchange swaps	2	0
Short-term exchange swaps	935	(39)
Long-term currency swaps	296	12
Short-term currency swaps	13	3
Currency option contracts: Call	3,088	57
Put	4,073	154
Sell/borrow:
Forward exchange contract	10,802	31
Short-term exchange swaps	5,076	246
Long-term currency swaps	671	52
Short-term currency swaps	386	16
Currency option contracts: Call	2,417	(58)
Put	4,248	(169)
Interest rate risk:
Buy/lend:
Long-term interest rate swaps	9,075	48
Short-term interest rate swaps	1,752	(1)
Interest rate cap contracts	8,472	18
Interest rate floor contracts	0	0
FRA	668	(2)
Sell/borrow:
Long-term interest rate swaps	7,616	(79)
Short-term interest rate swaps	3,322	3
Interest rate cap contracts	5,734	25
Interest rate floor contracts	0	0
FRA	668	2
Equity:
Sell:
Share option contract put (Alcatel shares)	113,55	9

*	There is no significant unrealized losses related to available-for-sale securities.

**	There is no significant unrealized losses related to trading securities.

     The fair value of all quoted financial instruments is based on the quoted market price on the last trading day of the year.

      Fair values for non-quoted financial instruments have been estimated using one or more models which indicate a value based on estimates of quantifiable “market” characteristics. The highly judgmental nature of such an undertaking, and the limitations of estimation techniques, make it necessary to caution the users of these financial statements that the values presented for non-quoted financial instruments may differ from those that could have been realized at December 31, 2001. Fair values given are indicative of the interest rates prevailing as at December 31, 2001 and it should be noted that minor changes in assumptions concerning both these rates and future cash flows and/or methodologies can have a material effect on the estimated values.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For non-quoted instruments, the following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Instruments used to manage interest rates:

      The fair values of these instruments have been obtained by discounting the future estimated interest differential cash flows, at the current market interest rate at the end of 2001. For option type instruments, the fair values have been estimated by obtaining a market price from a third party bank and/or models widely used inside the financial community.

  Currency swaps:

      The fair values have been estimated as the differential between the current year end rate and the future rate specified in the swap agreement.

  Currency and interest rate swaps:

      The estimation of fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The present values calculated have been converted at the year end rate and netted to give an estimated fair value.

  Currency options:

      The fair values have been estimated by requesting the price of an option to exactly close out the position held from a third party bank or by using a well-known quotation software.

  Investments:

      For non-quoted investments, the estimated fair value is given as the Group’s share of the net asset value.

  Fixed rate bonds and notes:

      The fair values are based on expected future cash flows discounted at the current market rate on similar bond issues.

  Floating rate bonds and notes:

      The fair value is estimated assuming that the value is par at the next rate fixing date and discounting the par value, and the interest element until the next rate fixing date, at the current market rate.

  Cash and short-term investments:

      For the assets, the carrying amount is a reasonable estimate of fair value.

  Borrowings:

      The fair values of Alcatel’s borrowings are estimated on the basis of the range of interest rates and maturity profile compared with market rates available for debt of similar remaining maturities.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Other information

      Earliest/ latest maturity dates for each type of off-balance sheet instrument used to hedge foreign exchange risk at December 31, 2001 are as follows:

Maturity date

	Earliest	Latest

Forward exchange contracts	January 2002	April 2004
Short-term exchange rate swaps	January 2002	June 2002
Long-term currency swaps	June 2003	September 2005
Short-term currency swaps	February 2002	July 2002
Currency option contracts:
— call	January 2002	October 2002
— put	January 2002	November 2003

      Earliest/ latest maturity dates and lowest/ highest interest rate for each type of off-balance sheet instruments used to hedge interest rate risk at December 31, 2001 are as follows:

	Maturity date		Interest rate

	Earliest	Latest	Lowest	Highest

Long-term interest rate swaps	January 2003	October 2011	3.37	10.39
Short-term interest rate swaps	January 2002	December 2002	3.15	10.41
Interest rate cap contracts	January 2002	May 2006	3.00	7.25
FRA	July 2003	September 2003	1.19	2.77
Floors	December 2002	July 2004	2.50	5.20

      Analysis by major currency is as follows:

		U.S.	Pound	Swiss	Japanese
	Euro	Dollar	sterling	franc	yen	Others	Total

	(in millions of euros)
Buy or lend
Forward exchange contracts	3	3,818	1,427	58	344	547	6,197
Short-term exchange rate swaps	2	59	—	86	—	363	510
Short-term currency swaps	—	—	—	11	—	25	36
Long-term currency swaps	—	—	—	—	260	—	260
Currency option contracts:
— call	—	183	904	25	1,778	139	3,029
— put	—	345	625	—	2,325	500	3,795
Sell or borrow
Forward exchange contracts	1	6,624	1,050	67	212	2,997	10,950
Short-term exchange rate swaps	1	4,495	379	—	30	821	5,727
Short-term currency swaps	—	1,242	—	—	—	—	1,242
Long-term currency swaps	—	419	—	—	—	105	524
Currency option contracts:
— call	—	181	838	25	2,103	256	3,403
— put	—	165	493	—	2,159	310	3,127

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)  Other market related exposures:

(a)  Metal price risk

      As a result of the initial public offering of Nexans in June 2001, the Group is no longer exposed to the risk of metals prices.

(b) Stock market risk

      Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (See note 13).

      Options portfolio on Alcatel shares:

      On December 31, 2001, the Group had bought put options on Alcatel shares, which nominal value was € 50 million and had sold call options on Alcatel shares, which nominal value was € 77.4 million. These transactions are to be included in the buy back program authorized by the shareholders’ ordinary general meeting held on May 3, 2001

      Moreover, the Group may decide to operate on the stock derivative market where the shares it owns are traded.

      At December 31, 2000 and 2001, no such options were outstanding.

Note 29 — Related party transactions

      Related party transactions relate to equity affiliates, unconsolidated subsidiaries and shareholders of Alcatel, the parent company. Transactions are recorded primarily in the following accounts:

Income statement

	2001	2000	1999

	(in millions of euros)
Net sales	124	341	584
Cost of sales	(89)	(276)	(472)

Interest expense	(1)	(1)	(1)
Interest income	—	13	12

Balance sheet

	2001	2000	1999

	(in millions of euros)
Trade receivables and related accounts	52	79	1
Other accounts receivable	9	200	41

Trade payables and related accounts	4	21	24
Other payables	22	2	—

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 30 — Payroll and staff

	2001	2000	1999

	(in millions of euros and number of staff)
Wages and salaries (including social security/ pension costs)	6,937	7,617	6,316
of which remuneration of executive officers in Alcatel or in consolidated subsidiaries*	8.6	8.1	7.1
Employee profit sharing	37	46	37
Staff of consolidated companies at year-end:	99,314	131,598	115,712
of which Executives and senior technical staff **	51%	46%	43%

*	Aggregate amount of compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2001 because of their functions in Alcatel or in consolidated companies, amounts to € 8.6 million at December 31, 2001 (€ 8.1 million at December 31, 2000 and € 7.1 million at December 31, 1999).

**	Executives, senior technical staff and positions normally requiring three years of higher education.

Note 31 — Contingencies

      Independent of a certain number of legal proceedings incidental to the normal conduct of its business, which management does not believe to represent significant costs for the Group, Alcatel is involved in the following legal proceedings for which Alcatel has determined that no reserves are required in its financial statements.

  France Telecom

      Since 1993 a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the Transmission division, and the second time in 1992 in the Switching division.

      While the issue relating to the Transmission division resulted in the signature of a settlement agreement with France Telecom, the latter, however, filed a civil complaint with the investigating Magistrate regarding the switching activity without quantifying the amount of the alleged damages.

      In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

      In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and several motions challenging the investigation’s procedural validity were filed by Alcatel with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of some investigation’s papers have to be suppressed, on the other hand it rejected the major part of the motions which are now pending before the Cour de Cassation, Chambre Criminelle after several “pourvois” against this decision.

  DSC

      In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported class action lawsuits (the “Actions”) were filed against the Alcatel challenging the accuracy of certain public disclosures made by Alcatel regarding its financial condition during the first nine months of 1998.

      The Actions purport to be brought on behalf of a class consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel’s acquisition of DSC Communications

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Corporation in September 1998, (ii) purchased Alcatel ADSs between March 19, 1998 through September 17, 1998, or (iii) acquired call and put options on Alcatel ADSs between March 19, 1998 and September 17, 1998.

      The Actions were consolidated in the United States District Court for the Eastern District of Texas.

      Alcatel moved to dismiss the complaints brought by the two categories of plaintiffs. On November 18, 1999 and again on June 23, 2000, the court dismissed the complaint of those persons who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. Those plaintiffs have appealed. Alcatel contests the merit of this claim and intends to continue vigorously defending against it.

      The claims asserted by the other group of plaintiffs, representing those parties that received Alcatel ADSs during the exchange offer by Alcatel to acquire DSC (the “Exchange Offer Plaintiffs”), were partially dismissed by the court. Thereafter, the parties conducted pre-trial discovery on the remaining claims, and Alcatel moved for summary judgment seeking dismissal of the Exchange Offer Plaintiffs’ complaint.

      Prior to any ruling on the summary judgment, counsel for Alcatel and the Exchange Offer Plaintiffs entered into an agreement which provides for the settlement of the litigation. The court approved this settlement agreement on December 18, 2001. The portion of the settlement cost not covered by insurance, to be borne by Alcatel, is USD 4 million. Alcatel continues to deny any liability or wrongdoing with respect to this litigation.

  Eutelsat

      A claim made by Eutelsat before an ICC arbitration tribunal in Paris for approximately € 200 million in damages arising from the failure to deliver a satellite on a timely basis was dismissed by an arbitral award dated February 26, 2001, with no liability to Alcatel.

  Packet Engines

      Certain former officers of Packet Engines, a company Alcatel acquired in 1998, filed actions against Alcatel, certain of its U.S. subsidiaries and certain of its senior officers in September 1999 in United States District Court for the Eastern District of Washington. The actions, alleging misrepresentations about Alcatel’s business plan for Packet Engines and wrongful termination of employment, were settled in May 2001, without material liability to Alcatel.

      Although it is not possible at this stage of the first two cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Alcatel Group.

Note 32 — Subsequent events

•	The Argentina crisis as well as the Argentina peso devaluation do not have a significant impact on the Group’s result of operations or financial position.

•	In December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of the Alcatel distribution business in Europe. This business has a headcount of 6,500.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 33 — Main consolidated companies*

Consolidation
Company	Country	% control	% interest	method

Alcatel(1)(2)	France	100.0	100.0	Parent company
TELECOM SEGMENT				Full consolidation
Alcatel Australia Limited	Australia
Alcatel Austria A.G.	Austria
Alcatel Bell NV	Belgium
Alcatel Business Systems	France
Alcatel CIT	France
Alcatel Contracting	France
Alcatel España	Spain
Alcatel Indetel S.A. de C.V.(1)	Mexico
Alcatel Italia S.p.A.	Italy
Alcatel NA Cable Systems Inc.	U.S.
Alcatel Networks Corporation	Canada
Alcatel Polska SA	Poland
Alcatel Portugal SA	Portugal
Alcatel Réseaux d’Entreprise	France
Alcatel Schweiz AG	Switzerland
Alcatel SEL A.G.(1)	Germany
Alcatel Space	France
Alcatel Submarine Networks Limited	U.K.
Alcatel Telecom Limited	U.K.
Alcatel Telecom Nederland BV	The Netherlands
Alcatel Telecom Norway A/S(1)	Norway
Alcatel Telecommunicacoes SA	Brazil
Alcatel USA Inc.	U.S.
Evolium Holding SAS	France	66	66	Proportionate
Saft Groupe	France
Shanghai Bell Telephone	P.R.C.	31.65	31.65	Equity
Equipment Manufacturing Co. (SBTEMC) Taiwan International Standard Electronic Ltd. (Taisel)	Taiwan	60	60
Teletas	Turkey	65	65

(1)	Publicly traded.

(2)	The activities of Alcatel, as the parent company, are included under “Others”.

*	Percentages of control and interest equal 100% unless specified.

Consolidation
Company	Country	% control	% Interest	method

OTHER SEGMENT(2)
Electronic of defense
Thales (ex Thomson-CSF)(1)	France	15.83	15.83	Equity
Financial Holdings
Compagnie Financière Alcatel	France			Full consolidation
Cie Immobilière Méridionale	France			Full consolidation
Civelec	France			Full consolidation
Générale Occidentale	France			Full consolidation
SIKL	France			Full consolidation
Alcatel Participations	France			Full consolidation
Alcatel NV	The Netherlands			Full consolidation
Financial Services
Electro Banque	France			Full consolidation

(1)	Publicly traded.

(2)	The activities of Alcatel, as the parent company, are included under Others.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 34 — Quarterly information (unaudited)

(a)  Consolidated income statements

2001	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales	6,207	6,767	5,613	6,766	25,353
Cost of sales	(4,344)	(4,931)	(4,271)	(5,528)	(19,074)

Gross profit	1,863	1,836	1,342	1,238	6,279

Administrative and selling expenses	(1,002)	(980)	(898)	(893)	(3,773)
R&D costs	(775)	(720)	(659)	(713)	(2,867)

Income from operations	86	136	(215)	(368)	(361)

Financial income (loss)	(345)	(831)	(144)	(248)	(1,568)
Restructuring costs	(132)	(1,163)	(231)	(598)	(2,124)
Other revenue (expense)	615	(392)	20	(456)	(213)

Income before amortization of goodwill, taxes and purchased R&D	224	(2,250)	(570)	(1,670)	(4,266)

Income tax	104	541	220	396	1,261
Share in net income of equity affiliates	6	(5)	(1)	(16)	(16)

Consolidated net income before amortization of goodwill and purchased R&D	334	(1,714)	(351)	(1,290)	(3,021)

Amortization of goodwill	(137)	(1,417)	(194)	(185)	(1,933)
Purchased R&D	—	—	(4)	—	(4)
Minority interests	13	14	(9)	(23)	(5)

Net income	210	(3,117)	(558)	(1,498)	(4,963)

Ordinary shares (A)
Basic earnings per share (in euros)	0.18	(2.74)	(0.49)	(1.28)	(4.33)
Diluted earnings per share (in euros)	0.18	(2.74)	(0.49)	(1.28)	(4.33)

Alcatel tracking stock (O) (Optronics Division)
Basic earnings per share (in euros)	0.19	0.12	(0.10)	(1.52)	(1.47)
Diluted earnings per share (in euros)	0.19	0.12	(0.10)	(1.52)	(1.47)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2000	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales	6,124	7,687	7,908	9,689	31,408
Cost of sales	(4,455)	(5,370)	(5,529)	(6,839)	(22,193)

Gross profit	1,669	2,317	2,379	2,850	9,215

Administrative and selling expenses	(908)	(997)	(1,025)	(1,206)	(4,136)
R&D costs	(648)	(682)	(735)	(763)	(2,828)

Income from operations	113	638	619	881	2,251

Financial income (loss)	(82)	(42)	(105)	(206)	(435)
Restructuring costs	(6)	(69)	(41)	(27)	(143)
Other revenue (expense)	435	110	87	(9)	623

Income before amortization of goodwill, taxes and purchased R&D	460	637	560	639	2,296

Income tax	(125)	(156)	(133)	(83)	(497)
Share in net income of equity affiliates	48	39	37	1	125

Consolidated net income before amortization of goodwill and purchased R&D	383	521	464	557	1,924

Amortization of goodwill	(125)	(164)	(156)	(131)	(576)
Purchased R&D	—	—	(21)	—	(21)
Minority interests	—	(13)	10	—	(3)

Net income	258	344	297	426	1,324

Ordinary shares (A)
Basic earnings per share (in euros)	0.27	0.33	0.26	0.38	1.25
Diluted earnings per share (in euros)	0.26	0.32	0.25	0.36	1.20

Alcatel tracking stock (O) (Optronics Division)*
Basic earnings per share (in euros)	—	—	—	0.14	0.14
Diluted earnings per share (in euros)	—	—	—	0.14	0.14

*	Net income taken into account for the year 2000 from October 20, 2000, issuance date of the O shares.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Information by segment

2001	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Carrier Networking	2,969	3,125	2,490	2,894	11,478
Optics	1,782	2,115	1,777	1,866	7,540
E-business	816	811	732	1,129	3,488
Space and Components	940	920	793	1,031	3,684
Other	7	6	8	2	23
Eliminations	(307)	(210)	(187)	(156)	(860)

Total	6,207	6,767	5,613	6,766	25,353

Income from operations
Carrier Networking	(19)	18	(104)	(60)	(165)
Optics	198	208	29	(291)	145
E-business	(159)	(183)	(144)	(20)	(506)
Space and Components	53	71	35	(4)	155
Other	13	22	(31)	7	10

Total	86	136	(215)	(368)	(361)

2000 restated*	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Carrier Networking	1,857	2,843	3,277	3,784	11,761
Optics	1,354	1,723	1,747	2,286	7,110
E-business	1,140	1,210	1,034	1,443	4,827
Space and Components	805	880	921	1,187	3,793
Other	16	11	23	11	61
Eliminations	(171)	(191)	(196)	(206)	(764)

Total	5,001	6,476	6,806	8,505	26,788

Income from operations
Carrier Networking	(77)	226	279	381	809
Optics	95	253	202	306	856
E-business	27	37	2	44	110
Space and Components	44	60	61	104	269
Other	(10)	16	35	(3)	38

Total	79	592	579	832	2,082

*	See Note 4.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Earnings per share

      Earnings per share are determined according to the method described in note 8. The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for Q4 2001 and Q4 2000.

	Class A shares			Class O share

	Net	Number of	Per share	Net	Number of	Per share
Q4 2001	income	shares	amount	income	shares	amount

	(in millions			(in millions
	of euros)			of euros)
Basic earnings per share	(1,459)	1,143,798,082	€(1.28)	(39)	25,501,225	€(1.52)
Stock option plans	—	—		—	—

Diluted earnings per share	(1,459)	1,143,798,082	€(1.28)	(39)	25,501,225	€(1.52)

Class A share:

      Consolidated subsidiaries owned 1,143,798,082 shares and no share equivalents were taken into account in the earnings per share computation.

Class O share:

      Consolidated subsidiaries owned 25,501,225 shares and no share equivalents were taken into account in the earnings per share computation.

	Class A shares			Class O share

	Net	Number of	Per share	Net	Number of	Per share
Q4 2000	income	shares	amount	income*	shares	amount

	(in millions			(in millions
	of euros)			of euros)
Basic earnings per share	424	1,131,405,143	€0.38	2	16,500,000	€0.14
Stock option plans	—	49,203,385	—	—	—	—

Diluted earnings per share	424	1,180,608,528	€0.36	2	16,500,000	€0.14

*	taken into account from October 20, 2000, the issuance date for the class O shares.

Class A share:

      There is no other share equivalent having a potential dilutive effect in the future.

      Consolidated subsidiaries owned 80,191,545 shares and no share equivalents were taken into account in the earnings per share computation.

Note 35 — Consolidating financial information

      As authorized by the shareholders of Alcatel, the board of directors issued, for the first time in October 2000, Alcatel class O shares (see notes 8 and 19d). The dividends paid to these Alcatel class O shares are based on the separate performance of the Optronics division of Alcatel.

      The Optronics division includes:

—	Alcatel Optronics France (“Alcatel Optronics France.”), a French incorporated company.

—	Alcatel Optronics USA, Inc. (“Alcatel Optronics USA”), a U.S. incorporated company which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA, Inc., a U.S.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

incorporated company and a business division of Alcatel ITS, a U.S. incorporated company. This company is a wholly owned subsidiary of Alcatel.

—	Alcatel Optronics Canada (ex Innovative Fibers) a Canadian company, acquired at the beginning of August 2000 and wholly-owned by Alcatel.

—	Alcatel Optronics UK (ex Kymata Ltd) a U.K. company, acquired in September 2001 and combined since September 30, 2001.

      Alcatel prepares separate financial statements of the Optronics division. In addition, Alcatel also prepares consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements also highlight intergroup allocations of common expenses and related party transactions in separate line items.

      For each group, Alcatel attributed assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries which are included in each group.

      The combined financial statements are issued based on historical financial information and actual cost allocation between the Optronics division and Alcatel Group without the Optronics division.

      The combined financial statements give effect to the Basic Intercompany Agreement only from the effective date of the agreement. Any difference that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial.

      The analysis described below outlines the key elements of the “Basic Intercompany Agreement” and the allocation methodology.

      For common expenses, Alcatel used other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups:

Cash management and allocation policies

      The capital structure of the Optronics division:

—	has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained,

—	for Alcatel Optronics USA, any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its formation at the end of June 2000. From July 1, 2000, the Group has its own treasury and records the corresponding financial interests.

      Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period. For Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

Costs of sales

      Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for human resources and amount of fixed assets and inventories for property taxes.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following the signature of the “Basic Intercompany Agreement” and the spinning off of the U.S. activity of Alcatel Optronics USA, the reinvoicing of the Optronics division are set forth in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

Administrative & selling expenses

      Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among the various businesses generally based on turnover.

Research and development

      Research & Development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

      According to the “Basic Intercompany Agreement”, Optronics shall pay to Alcatel a fixed amount of € 6 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, and starting from year 2001, Optronics shall repay to Alcatel a sum amounting to 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course of long-term R&D projects.

Income tax

      Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

Eliminations between Alcatel excluding the Optronics division and the Optronics division

—	Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division’s products held by Alcatel entities outside the Optronics division has been eliminated.

—	Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

—	Inter-group cash flows have been eliminated including financing flows and dividends paid by entities of the Optronics division to Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)  Consolidating financial statements as of December 2001

1)  Consolidating income statement for Q4 2001 (unaudited)

	Alcatel ex-
	Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	6,751.5	14.5	—	6,766.0
Inter-group transactions	10.6	55.4	(66.0)	—
Net sales	6,762.1	69.9	(66.0)	6,766.0
External	(5,404.0)	(124.0)	—	(5,528.0)
Inter-group allocated expenses	0.5	(0.5)	—	—
Inter-group transactions	(58.2)	(12.5)	70.7	—
Cost of sales	(5,461.7)	(137.0)	70.7	(5,528.0)
Gross Profit	1,300.4	(67.1)	4.7	1,238.0

External	(881.1)	(11.9)	—	(893.0)
Inter-group allocated expenses	1.9	(1.9)	—	—
Inter-group transactions	(0.7)	0.7	—	—
Administrative and selling expenses	(879.9)	(13.1)	—	(893.0)
External	(696.6)	(16.4)	—	(713.0)
Inter-group allocated costs	1.9	(1.9)	—	—
Research & Development costs	(694.7)	(18.3)	—	(713.0)
Income from operations	(274.2)	(98.5)	4.7	(368.0)

External	(245.2)	(2.8)	—	(248.0)
Inter-group allocated expenses	1.2	(1.2)	—	—
Inter-group transactions	0.1	(0.1)	—	—
Financial income (loss)	(243.9)	(4.1)	—	(248.0)
Restructuring costs	(590.5)	(7.5)	—	(598.0)
Other revenue (expenses)	(434.5)	(21.5)	—	(456.0)
Income before amortization of goodwill, taxes and purchased R&D	(1,543.1)	(131.6)	4.7	(1,670.0)

External	396.0	—	—	396.0
Inter-group transactions	(36.2)	39.1	(2.9)	—
Income tax	360.8	39.1	(2.9)	396.0
Share in net income of equity affiliates	(16.0)	—	—	(16.0)
Consolidated net income before amortization of goodwill and purchased R&D	(1,199.3)	(92.5)	1.8	(1,290.0)

Amortization of goodwill	(112.9)	(72.1)	—	(185.0)
Purchased R&D	—	—	—	—
Minority interests	(23.0)	—	—	(23.0)

Net income	(1,335.2)	(164.6)	1.8	(1,498.0)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2)  Consolidating income statement for the year ended December 31, 2001

	Alcatel ex-
	Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	25,266.8	86.2	—	25,353.0
Inter-group transactions	92.1	384.2	(476.3)	—
Net sales	25,358.9	470.4	(476.3)	25,353.0
External	(18,742.6)	(331.4)	—	(19,074.0)
Inter-group allocated expenses	2.6	(2.6)	—	—
Inter-group transactions	(394.0)	(94.0)	488.0	—
Cost of sales	(19,134.0)	(428.0)	488.0	(19,074.0)
Gross Profit	6,224.9	42.4	11.7	6,279.0

External	(3,751.4)	(21.6)	—	(3,773.0)
Inter-group allocated expenses	7.5	(7.5)	—	—
Inter-group transactions	9.8	(9.8)	—	—
Administrative and selling expenses	(3,734.0)	(39.0)	—	(3,773.0)
External	(2,814.6)	(52.4)	—	(2,867.0)
Inter-group allocated costs	9.6	(9.6)	—	—
Research & Development costs	(2,805.0)	(62.0)	—	(2,867.0)
Income from operations	(314.1)	(58.6)	11.7	(361.0)

External	(1,565.0)	(3.0)	—	(1,568.0)
Inter-group allocated expenses	2.2	(2.2)	—	—
Inter-group transactions	0.5	(0.5)	—	—
Financial income (loss)	(1,562.2)	(5.8)	—	(1,568.0)
Restructuring costs	(2,116.5)	(7.5)	—	(2,124.0)
Other revenue (expenses)	(191.5)	(21.5)	—	(213.0)
Income before amortization of goodwill, taxes and purchased R&D	(4,184.3)	(93.4)	11.7	(4,266.0)

External	1,261.0	—	—	1,261.0
Inter-group transactions	(20.8)	26.3	(5.5)	—
Income tax	1,240.2	26.3	(5.5)	1,261.0
Share in net income of equity affiliates	(16.0)	—	—	(16.0)
Consolidated net income before amortization of goodwill and purchased R&D	(2,960.1)	(67.1)	6.2	(3,021.0)

Amortization of goodwill	(1,855.8)	(77.2)	—	(1,933.0)
Purchased R&D	(4.0)	—	—	(4.0)
Minority interests	(5.0)	—	—	(5.0)

Net income	(4,824.9)	(144.3)	6.2	(4,963.0)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)  Consolidating balance sheet as of December 31, 2001

	Alcatel ex-
	Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	5,198.9	58.1	—	5,257.0
Other intangible assets, net	459.9	12.1	—	472.0
Intangible assets, net	5,658.8	70.2	—	5,729.0
External	9,363.9	334.1	—	9,698.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(31.4)	31.4	—	—
Total property, plant and equipment	9,332.5	365.5	—	9,698.0
External	(5,401.4)	(94.6)	—	(5,496.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	8.0	(8.0)	—	—
Less total accumulated depreciation	(5,393.4)	(102.6)	—	(5,496.0)
Property, plant and equipment, net	3,939.1	262.9	—	4,202.0
Share in net assets of equity affiliates	799.0	—	—	799.0
Other investments and miscellaneous, net	1,168.2	0.8	—	1,169.0
Investments	1,967.2	0.8	—	1,968.0

TOTAL NON-CURRENT ASSETS	11,565.1	333.9	—	11,899.0

Total inventories and work-in-progress, net	4,620.6	60.4	—	4,681.0
External	8,083.0	22.0	—	8,105.0
Inter-group transactions	42.7	49.6	(92.3)	—
Total trade receivables and related accounts, net	8,125.7	71.5	(92.3)	8,105.0
External	6,726.5	124.5	—	6,851.0
Inter-group transactions	—	—	—	—
Other accounts receivable	6,726.5	124.5	—	6,851.0
Accounts receivable, net	14,852.2	196.0	(92.3)	14,956.0
Cash Pooling — Alcatel current account
Short term investments	435.0	—	—	435.0
Marketable securities, net	226.1	1.9	—	228.0
Cash Pooling — Alcatel current account	(16.0)	16.0	—	—
Cash	4,347.0	3.0	—	4,350.0
Cash and cash equivalents	4,557.1	20.9	—	4,578.0

Short term investments and cash and cash equivalents	4,992.1	20.9	—	5,013.0

TOTAL CURRENT ASSETS	24,465.0	277.3	(92.3)	24,650.0

Total assets	36,030.1	611.2	(92.3)	36,549.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY BEFORE APPROPRIATION	9,596.4	230.6	—	9,827.0
Minority interests	219.0	—	—	219.0
Accrued pension and retirement obligations	1,117.4	2.6	—	1,120.0
Other reserves	4,116.7	37.3	—	4,154.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	5,234.1	39.9	—	5,274.0
Bonds and notes issued	5,969.0	—	—	5,969.0
Cash pooling — Alcatel current account	(159.5)	159.5	—	—
External	1,684.6	21.4	—	1,706.0
Inter-group transactions	(24.0)	24.0	—	—
Other borrowings	1,660.6	45.4	—	1,706.0
TOTAL FINANCIAL DEBT	7,470.1	204.9	—	7,675.0
External	1,692.8	0.2	—	1,693.0
Inter-group transactions	—	—	—	—
Customers’ deposits and advances	1,692.8	0.2	—	1,693.0
External	5,024.9	55.1	—	5,080.0
Inter-group transactions	49.6	42.7	(92.3)	—
Trade payables and related accounts	5,074.5	97.8	(92.3)	5,080.0
Debt linked to the bank activity	660.0	—	—	660.0
External	6,083.2	37.8	—	6,121.0
Inter-group transactions	—	—	—	—
Other payables	6,083.2	37.8	—	6,121.0

TOTAL OTHER LIABILITIES	13,510.5	135.8	(92.3)	13,554.0

Total liabilities and net worth of the division	36,030.1	611.2	(92.3)	36,549.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)  Consolidating statement of cash flows for the year ended December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(4,824.9)	(144.3)	6.2	(4,963.0)
Minority interests	5.0	—	—	5.0
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net	3,088.2	127.8	—	3,216.0
External	3,090.1	125.9	—	3,216.0
Inter-group transactions	(1.9)	1.9	—	—
Changes in reserves for pension obligations, net	40.5	0.5	—	41.0
Changes in other reserves, net	1,878.9	116.6	5.5	2,001.0
Net (gain) loss on disposal of non-current assets	(948.2)	5.2	—	(943.0)
Share in net income of equity affiliates	88.0	—	—	88.0
Other	—	—	—	—

Net cash provided (used) by operating activities before changes in working capital	(672.5)	105.8	11.7	(555.0)

Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	1,155.8	(35.9)	(2.9)	1,117.0
External	1,152.0	(35.0)	—	1,117.0
Inter-group transactions	3.8	(0.9)	(2.9)	—
Decrease (increase) in inventories	1,220.1	(22.4)	(11.7)	1,186.0
Increase (decrease) in accounts payable and accrued expenses	(1,131.5)	(74.4)	2.9	(1,203.0)
External	(1,132.4)	(70.6)	—	(1,203.0)
Inter-group transactions	0.9	(3.8)	2.9	—

Net cash provided by operating activities	571.9	(26.9)	—	545.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	181.7	0.3	—	182.0
Capital expenditures	(1,611.4)	(136.6)	—	(1,748.0)
External	(1,625.4)	(122.6)	—	(1,748.0)
Inter-group transactions	14.0	(14.0)	—	—
Decrease (increase) in loans	299.0	—	—	299.0
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(849.3)	(104.7)	211.0	(743.0)
External	(743.0)	—	—	(743.0)
Inter-group transactions	(106.3)	(104.7)	211.0	—
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	3,731.7	—	(104.7)	3,627.0
External	3,627.0	—	—	3,627.0
Inter-group transactions	104.7	—	(104.7)	—
Decrease (increase) in short term investments	(72.0)	—	—	(72.0)

Net cash provided (used) by investing activities	1,679.7	(241.0)	106.3	1,545.0

Net cash flows after investing activities	2,251.6	(267.9)	106.3	2,090.0

Cash flows from financing activities
Increase (Decrease) in short-term debt Proceeds from issuance of long-term debt	(1,543.3)	142.3	—	(1,401.0)
Principal payment under capital lease obligation	1,745.1	(1.1)	—	1,744.0
Proceeds from issuance of shares	8.0	106.3	(106.3)	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	106.3	(106.3)	—
Funds allocated by Alcatel	—	—	—	—
Dividends (paid)/received	(557.5)	(9.5)	—	(567.0)
External	(567.0)	—	—	(567.0)
Inter-group transactions	9.5	(9.5)	—	—

Net cash provided (used) by financing activities	(347.7)	238.0	(106.3)	(216.0)

Net effect of exchange rate changes	5.4	1.6	—	7.0

Net increase (decrease) in cash and cash equivalents	1,909.3	(28.3)	—	1,881.0

Cash and cash equivalents at beginning of year	2,647.8	49.2	—	2,697.0

Cash and cash equivalents at end of year	4,557.1	20.9	—	4,578.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Consolidating financial statements as of December 2000

1)  Consolidating income statement for Q4 2000 (unaudited)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	9,628.3	60.7	—	9,689
Inter-group transactions	29.3	85.4	(114.7)	—
Net sales	9,657.6	146.1	(114.7)	9,689
External	(6,765.0)	(74.0)	—	(6,839)
Inter-group allocated expenses	1.8	(1.8)	—	—
Inter-group transactions	(87.2)	(19.2)	106.5	—
Cost of sales	(6,850.3)	(95.2)	106.5	(6,839)
Gross Profit	2,807.3	50.9	(8.2)	2,850

External	(1,202.7)	(3.3)	—	(1,206)
Inter-group allocated expenses	1.9	(1.9)	—	—
Inter-group transactions	4.3	(4.3)	—	—
Administrative and selling expenses	(1,196.5)	(9.5)	—	(1,206)
External	(753.6)	(9.4)	—	(763)
Inter-group allocated costs	1.5	(1.5)	—	—
Research & Development costs	(752.1)	(10.9)	—	(763)
Income from operations	858.6	30.6	(8.2)	881

External	(204.9)	(1.1)	—	(206)
Inter-group allocated expenses	(0.7)	0.7	—	—
Inter-group transactions	0.1	(0.1)	—	—
Financial income (loss)	(205.4)	(0.6)	—	(206)
Restructuring costs	(27)	—	—	(27)
Other revenue (expenses)	(9.1)	0.1	—	(9)
Income before amortization of goodwill, taxes and purchased R&D	617.1	30.1	(8.2)	639

External	(83)	—	—	(83)
Inter-group transactions	7.8	(10.8)	3	—
Income tax	(75.2)	(10.8)	3	(83)
Share in net income of equity affiliates	1.0	—	—	1
Consolidated net income before amortization of goodwill and purchased R&D	542.9	19.3	(5.2)	557

Amortization of goodwill	(129.2)	(1.8)	—	(131)
Purchased R&D	0.5	(0.5)	—	—
Minority interests	—	—	—	—

Net income	414.2	17	(5.2)	426

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2)  Consolidating income statement for the year ended December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	31,263.7	144.3	—	31,408
Inter-group transactions	51.5	288.0	(339.5)	—
Net sales	31,315.2	432.3	(339.5)	31,408
External	(21,960.9)	(232.1)	—	(22,193)
Inter-group allocated expenses	2.4	(2.4)	—	—
Inter-group transactions	(287.5)	(42.2)	329.7	—
Cost of sales	(22,245.9)	(276.8)	329.7	(22,193)
Gross Profit	9,069.3	155.5	(9.8)	9,215

External	(4,126.2)	(9.8)	—	(4,136)
Inter-group allocated expenses	6.2	(6.2)	—	—
Inter-group transactions	8.4	(8.4)	—	—
Administrative and selling expenses	(4,111.6)	(24.4)	—	(4,136)
External	(2,798.0)	(30.0)	—	(2,828)
Inter-group allocated costs	6.1	(6.1)	—	—
Research & Development costs	(2,791.9)	(36.1)	—	(2,828)
Income from operations	2,165.7	95.1	(9.8)	2,251

External	(433.5)	(1.5)	—	(435)
Inter-group allocated expenses	(1.5)	1.5	—	—
Inter-group transactions	0.4	(0.4)	—	—
Financial income (loss)	(434.6)	(0.4)	—	(435)
Restructuring costs	(143)	—	—	(143)
Other revenue (expenses)	622.9	0.1	—	623
Income before amortization of goodwill, taxes and purchased R&D	2,211.0	94.8	(9.8)	2,296

External	(497)	—	—	(497)
Inter-group transactions	29.3	(32.9)	3.6	—
Income tax	(467.7)	(32.9)	3.6	(497)
Share in net income of equity affiliates	125.0	—	—	125
Consolidated net income before amortization of goodwill and purchased R&D	1,868.3	61.9	(6.2)	1,924

Amortization of goodwill	(573.1)	(2.9)	—	(576)
Purchased R&D	0.5	(21.5)	—	(21)
Minority interests	(3.0)	—	—	(3)

Net income	1,292.7	37.5	(6.2)	1,324

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)  Consolidating balance sheet as of December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	6,910.6	132.4	—	7,043.0
Other intangible assets, net	481.3	22.7	—	504.0
Intangible assets, net	7,391.9	155.1	—	7,547.0
External	11,796.2	144.8	—	11,941.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(17.4)	17.4	—	—
Total property, plant and equipment	11,778.8	162.2	—	11,941.0
External	(7,234.4)	(48.6)	—	(7,283.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	6.0	(6.0)	—	—
Less total accumulated depreciation	(7,228.4)	(54.6)	—	(7,283.0)
Property, plant and equipment, net	4,550.4	107.6	—	4,658.0
Share in net assets of equity affiliates	1,152.0	—	—	1,152.0
Other investments and miscellaneous, net	3,327.0	—	—	3,327.0
Investments	4,479.0	—	—	4,479.0

TOTAL NON-CURRENT ASSETS	16,421.3	262.7	—	16,684.0

Total inventories and work-in-progress, net	7,295.7	131.0	(11.7)	7,415.0
External	10,616.0	43.0	—	10,659.0
Inter-group transactions	46.5	48.7	(95.2)	—
Total trade receivables and related accounts, net	10,662.5	91.7	(95.2)	10,659.0
External	5,118.4	41.6	—	5,160.0
Inter-group transactions	—	—	—	—
Other accounts receivable	5,118.4	41.6	—	5,160.0
Accounts receivable, net	15,780.9	133.3	(95.2)	15,819.0
Cash Pooling — Alcatel current account
Short-term investments	363.0	—	—	363.0
Marketable securities, net	77.9	2.1	—	80.0
Cash Pooling — Alcatel current account	(46.7)	46.7	—	—
Cash	2,616.6	0.4	—	2,617.0
Cash and cash equivalents	2,647.8	49.2	—	2,697.0

Short term investments and cash and cash equivalents	3,010.8	49.2	—	3,060.0

TOTAL CURRENT ASSETS	26,087.4	313.5	(106.9)	26,294.0

Total assets	42,508.7	576.2	(106.9)	42,978.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY
BEFORE APPROPRIATION	14,020.2	347.0	(6.2)	14,931.0
Minority interests	435.0	—	—	435.0
Accrued pension and retirement obligations	1,289.9	2.1	—	1,292.0
Other reserves	2,986.0	19.0	—	3,005.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,275.9	21.1	—	4,297.0
Bonds and notes issued	4,972.0	—	—	4,972.0
External	2,410.9	7.1	—	2,418.0
Inter-group transactions	(29.0)	29.0	—
Other borrowings	2,381.9	36.1	—	2,418.0
TOTAL FINANCIAL DEBT	7,353.9	36.1	—	7,390.0
External	1,559.9	0.1	—	1,560.0
Inter-group transactions	—	—	—	—
Customers’ deposit and advances	1,559.9	0.1	—	1,560.0
External	6,320.2	72.8	—	6,393.0
Inter-group transactions	48.7	46.5	(95.2)	—
Trade payables and related accounts(a)	6,368.9	119.3	(95.2)	6,393.0
Debt linked to the bank activity	932.0	—	—	932.0
External	7,557.4	52.6	—	7,610.0
Inter-group transactions	5.5	—	(5.5)	—

Other payables	7,562.9	52.6	(5.5)	7,610.0
TOTAL OTHER LIABILITIES	15,423.7	172.0	(100.7)	16,495.0

Total liabilities and net worth of the division	42,508.7	576.2	(106.9)	42,978.0

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)  Consolidating statement of cash flows for the year ended December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	1,292.7	37.5	(6.2)	1,324.0
Minority interests	3.0	—	—	3.0
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net	1,743.7	42.3	—	1,786.0
External	1,745.0	41.0	—	1,786.0
Inter-group transactions	(1.3)	1.3	—	—
Changes in reserves for pension obligations, net	23.6	0.4	—	24.0
Changes in other reserves, net	(39.8)	7.8	—	(32.0)
Net (gain) loss on disposal of non-current assets	(915.0)	—	—	(915.0)
Share in Net income of equity affiliates	(47.0)	—	—	(47.0)
Other	(9.6)	9.6	—	—

Net cash provided (used) by operating activities before changes in working capital	2,051.6	97.6	(6.2)	2,143

Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	(2,098.3)	(78.1)	29.4	(2,147.0)
External	(2,079.7)	(67.3)	—	(2,147.0)
Inter-group transactions	(18.6)	(10.8)	29.4	—
Decrease (increase) in inventories	(3,251.3)	(88.5)	9.8	(3,330.0)
Increase (decrease) in accounts payable and accrued expenses	2,007.8	114.2	(33.0)	2,089.0
External	1,993.4	95.6	—	2,089.0
Inter-group transactions	14.4	18.6	(33.0)	—

Net cash provided by operating activities	(1,290.2)	45.2	—	(1,245.0)

Cash flows from investing activities
Proceeds from disposal of fixed assets	107.0	—	—	107.0
Capital expenditures	(1,761.7)	(72.3)	—	(1,834.0)
External	(1,761.7)	(72.3)	—	(1,834.0)
Inter-group transactions	—	—	—	—
Decrease (increase) in loans	(962.0)	—	—	(962.0)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(649.5)	(184.5)	—	(834.0)
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	1,572.9	6.1	—	1,579.0
Decrease (increase) in short term investments	92.0	—	—	92.0

Net cash provided (used) by investing activities	(1,601.3)	(250.7)	—	(1,852.0)

Net cash flows after investing activities	(2,891.5)	(205.5)	—	(3,097.0)

Cash flows from financing activities
Decrease in advance from Alcatel CIT	—	—	—	—
Increase (Decrease) in short-term debt	(906.4)	17.4	—	(889.0)
Proceeds from issuance of long-term debt	2,564.2	0.8	—	2,565.0
Principal payment under capital lease obligation	1.3	(1.3)	—	—
Proceeds from issuance of shares	1,245.0	245.0	—	1,490.0
External	1,490.0	—	—	1,490.0
Inter-group transactions	(245.0)	245.0	—	—
Funds allocated by Alcatel	—	—	—	—
Dividends (paid)/received	(496.5)	(11.5)	—	(508.0)
External	(508.0)	—	—	(508.0)
Inter-group transactions	11.5	(11.5)	—	—

Net cash provided (used) by financing activities	2,407.6	250.4	—	2,658.0

Net effect of exchange rate changes	(4.0)	—	—	(4.0)

Net increase (decrease) in cash and cash equivalents	(487.9)	44.9	—	(443.0)

Cash and cash equivalents at beginning of year	3,135.7	4.3	—	3,140.0

Cash and cash equivalents at end of year	2,647.8	49.2	—	2,697.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)   Consolidating financial statements as of December 31, 1999

1)  Consolidating income statements Q4 1999

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	7,662.7	8.3	—	7,671.0
Inter-group transactions	5.7	56.5	(62.2)	—
Net sales	7,668.4	64.8	(62.2)	7,671.0
External	(5,471.0)	(32.0)	—	(5,502.0)
Inter-group allocated expenses	0.5	(0.5)	—	—
Inter-group transactions	(55.0)	(5.9)	61.0	—
Cost of sales	(5,525.5)	(38.5)	61.0	(5,502.0)
Gross Profit	2,142.9	26.3	(1.2)	2,169.0

External	(944.2)	(1.8)	—	(946,0)
Inter-group allocated expenses	1.2	(1.2)	—	—
Inter-group transactions	1.7	(1.7)	—	—
Administrative and selling expenses	941.4	(4.6)	—	(946.0)
External	(550.5)	(4.5)	—	(555.0)
Inter-group allocated costs	1.7	(1.7)	—	—
Research & Development costs	(548.8)	(6.2)	—	(555.0)
Income from operations	653.7	15.5	(1.2)	668.0

External	(68.0)	—	—	(68,0)
Inter-group allocated expenses	—	—	—	—
Inter-group transactions	—	—	—	—
Financial income (loss)	(68.0)	—	—	(68.0)
Restructuring costs	(162.0)	—	—	(162.0)
Other revenue (expenses)	534.0	—	—	534.0
Income before amortization of goodwill, taxes and purchased R&D	957.7	15.5	(1.2)	972.0

External	(188.0)	—	—	(188.0)
Inter-group transactions	3.9	(4.3)	0.4	—
Income tax	(184.1)	(4.3)	0.4	(188.0)
Share in net income of equity affiliates	80.0	—	—	80.0
Consolidated net income before amortization of goodwill and purchased R&D	853.6	11.2	(0.8)	864.0

Amortization of goodwill	(175.0)	—	—	(175.0)
Purchased R&D	(329.0)	—	—	(329.0)
Minority interests	(22.0)	—	—	(22.0)

Net income	328.7	11.2	(0.8)	338.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2)  Consolidating income statements for the year ended December 31, 1999

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	22,991.1	31.9	—	23,023.0
Inter-group transactions	13.8	145.2	(159.0)	—
Net sales	23,004.9	177.1	(159.0)	23,023.0
External	(16,313.3)	(98.7)	—	(16,412.0)
Inter-group allocated expenses	1.1	(1.1)	—	—
Inter-group transactions	(143.6)	(14.8)	158.4	—
Cost of sales	(16,455.8)	(114.6)	158.4	(16,412.0)
Gross Profit	6,549.1	62.5	(0.6)	6,611.0

External	(3,222.2)	(5.8)	—	(3,228.0)
Inter-group allocated expenses	3.2	(3.2)	—	—
Inter-group transactions	4.0	(4.0)	—	—
Administrative and selling expenses	(3,215.0)	(13.0)	—	(3,228.0)
External	(2,090.8)	(18.2)	—	(2,109.0)
Inter-group allocated costs	6.7	(6.7)	—	—
Research & Development costs	(2,084.1)	(24.9)	—	(2,109.0)

Income from operations	1,251.0	24.6	(0.6)	1,275.0
External	(180.9)	(0.1)	—	(181.0)
Inter-group allocated expenses	(0.4)	0.4	—	—
Inter-group transactions	0.4	(0.4)	—	—
Financial income (loss)	(180.9)	(0.1)	—	(181.0)
Restructuring costs	(380.0)	—	—	(380.0)
Other revenue (expenses)	925.9	(0.9)	—	925.0
Income before amortization of goodwill, taxes and purchased R&D	1,616.0	23.6	(0.6)	1,639.0

External	(368.0)	—	—	(368.0)
Inter-group allocated expenses	7.3	(7.5)	0.2	—
Income tax	(360.7)	(7.5)	0.2	(368.0)
Share in net income of equity affiliates	210.0	—	—	210.0
Consolidated net income before amortization of goodwill and purchased R&D	1,465.3	16.1	(0.4)	1,481.0

Amortization of goodwill	(471.0)	—	—	(471.0)
Purchased R&D	(329.0)	—	—	(329.0)
Minority interests	(37.0)	—	—	(37.0)

Net income	628.3	16.1	(0.4)	644.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)  Consolidating balance sheet as of December 31, 1999

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	7,054.0	—	—	7,054.0
Other intangible assets, net	312.3	0.7	—	313.0
Intangible assets, net	7,366.3	0.7	—	7,367.0
External	10,338.5	62.5	—	10,401.0
Inter-group allocations	(1.0)	1.0	—	—
Inter-group transactions	(8.8)	8.8	—	—
Total property, plant and equipment	10,328.7	72.3	—	10,401.0
External	(6,545.5)	(32.5)	—	(6,578.0)
Inter-group allocations	0.4	(0.4)	—	—
Inter-group transactions	4.7	(4.7)	—	—
Less total accumulated depreciation	(6,540.4)	(37.6)	—	(6,578.0)
Property, plant and equipment, net	3,788.3	34.7	—	3,823.0
Share in net assets of equity affiliates	1,045.0	—	—	1,045.0
Other investments and miscellaneous, net	2,528.0	—	—	2,528.0
Investments	3,573.0	—	—	3,573.0

TOTAL NON-CURRENT ASSETS	14,727.7	35.4	—	14,763.0

Total inventories and work-in-progress, net	3,919.1	42.8	(1.9)	3,960.0
External	8,456.8	4.2	—	8,461.0
Inter-group transactions	16.3	37.9	(54.2)	—
Total trade receivables and related accounts, net	8,473.1	42.1	(54.2)	8,461.0
External	3,416.9	10.1	—	3,427.0
Inter-group transactions	11.6	—	(11.6)	—
Other accounts receivable	3,428.5	10.1	(11.6)	3,427.0
Accounts receivable, net	11,901.6	52.2	(65.8)	11,888.0
Cash Pooling — Alcatel current account	(6.1)	6.1	—	—
(maturity not less than 3 months)
Short-term investments	455.0	—	—	455.0
Marketable securities, net	260.0	—	—	260.0
Cash Pooling — Alcatel current account	(4.2)	4.2	—	—
(maturity less than 3 months)
Cash	2,925.9	0.1	—	2,926.0
Cash and cash equivalents	3,135.7	4.3	—	3,140.0

Short term investments and cash and cash equivalents	3,590.7	4.3	—	3,595.0

TOTAL CURRENT ASSETS	19,405.3	104.5	(67.7)	19,443.0

Total assets	34,132.9	140.8	(67.7)	34,206.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euros)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY AFTER APPROPRIATION	11,476.4	56.7	(1.1)	11,532.0
Minority interests	463.0	—	—	463.0
Accrued pension and retirement obligations	1,254.4	1.6	—	1,256.0
Other reserves	3,263.9	13.1	—	3,277.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,518.3	14.7	—	4,533.0
Bonds and notes issued	3,462.0	—	—	3,462.0
External	2,383.0	—	—	2,383.0
Inter-group transactions	(4.7)	4.7	—	—
Other borrowings	2,378.3	4.7	—	2,383.0
TOTAL FINANCIAL DEBT	5,840.3	4.7	—	5,845.0
External	1,107.0	—	—	1,107.0
Inter-group transactions	—	0.1	(0.1)	—
Customers’ deposits and advances	1,107.0	0.1	(0.1)	1,107.0
External	4,581.4	18.6	—	4,600.0
Inter-group transactions	37.9	16.3	(54.2)	—
Trade payables and related accounts(a)	4,619.3	34.9	(54.2)	4,600.0
Debt linked to the bank activity	1,126.0	—	—	1,126.0
External	4,981.8	18.2	—	5,000.0
Inter-group transactions	0.8	11.5	(12.3)	—

Other payables	4,982.6	29.7	(12.3)	5,000.0
TOTAL OTHER LIABILITIES	11,834.9	64.7	(66.6)	11,833.0

Total liabilities and net worth of the division	34,132.9	140.8	(67.7)	34,206.0

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 491 million at December 31, 1999).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)  Consolidating statement of cash flows for the year ended December 31, 1999

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	628.3	16.1	(0.4)	644.0
Minority interests	37.0	—	—	37.0
Adjustments to reconcile income to net cash provided by operating activities
Depreciation and amortization, net	1,841.8	8.2	—	1,850.0
External	1,842.8	7.2	—	1,850.0
Inter-group transactions	(1.0)	1.0	—	—
Changes in reserves for pension obligations, net	(116.8)	0.8	—	(116.0)
Changes in other reserves, net	(147.1)	1.1	—	(146.0)
Net (gain) loss on disposal of non-current assets	(862.0)	—	—	(862.0)
Share in Net income of equity affiliates	(133.0)	—	—	(133.0)
Other	—	—	—	—

Net cash provided (used) by operating activities before changes in working capital	1,248.2	26.2	(0.4)	1,274.0

Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	(458.5)	(12.3)	17.8	(453.0)
External	(454.8)	1.8	—	(453.0)
Inter-group transactions	(3.7)	(14.1)	17.8	—
Decrease (increase) in inventories	(328.3)	(5.3)	0.6	(333.0)
Increase (decrease) in accounts payable and accrued expenses	600.6	5.4	(18.0)	588.0
External	586.3	1.7	—	588.0
Inter-group transactions	14.3	3.7	(18.0)	—

Net cash provided by operating activities	1,062.0	14.0	—	1,076.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	191.0	—	—	191.0
Capital expenditures	(1,209.3)	(14.7)	—	(1,224.0)
External	(1,209.3)	(14.7)	—	(1,224.0)
Inter-group transactions	—	—	—	—
Decrease (increase) in loans	(20.0)	—	—	(20.0)
Cash expenditures for acquisition of consolidated companies net of cash acquired, and for acquisition of unconsolidated companies	(2,173.0)	—	—	(2,173.0)
Cash proceeds from sale of previously consolidated companies net of cash sold and from sale of unconsolidated companies	750.0	—	—	750.0
Decrease (increase) in Alcatel current account (maturity more than 3 months)	(12.2)	12.2	—	—
Decrease (increase) in short term investments	5.0	—	—	5.0

Net cash provided (used) by investing activities	(2,468.5)	(2.5)	—	(2,471.0)

Net cash flows after investing activities	(1,406.5)	11.5	—	(1,395.0)

Cash flows from financing activities
Decrease in advance from Alcatel CIT	—	—	—	—
Increase (Decrease) in short-term debt	(352.0)	—	—	(352.0)
Proceeds from issuance of long-term debt	1,756.0	—	—	1,756.0
Principal payment under capital lease obligation	1.0	(1.0)	—	—
Proceeds from issuance of shares	110.0	—	—	110.0
External	110.0	—	—	110.0
Inter-group transactions	—	—	—	—
Funds allocated by Alcatel	3.0	(3.0)	—	—
Dividends (paid)/received	(380.0)	(11.0)	—	(391.0)
External	(391.0)	—	—	(391.0)
Inter-group transactions	11.0	(11.0)	—	—

Net cash provided (used) by financing activities	1,138.0	(15.0)	—	1,123.0

Net effect of exchange rate changes	55.0	—	—	55.0

Net increase (decrease) in cash and cash equivalents	(213.5)	(3.5)	—	(217.0)

Cash and cash equivalents at beginning of year	3,349.2	7.8	—	3,357.0

Cash and cash equivalents at end of year	3,135.7	4.3	—	3,140.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 36 —	Summary of differences between accounting principles followed by Alcatel and U.S. GAAP

      Alcatel’s accounting policies comply with generally accepted accounting principles in France (French GAAP) (see note 1). Elements of Alcatel’s accounting policies which differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below:

(a)  Amortization of acquisition goodwill

      In Alcatel’s Consolidated Financial Statements under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years. Under U.S. GAAP, goodwill must be amortized against income over its estimated life, not to exceed 40 years. The Group has concluded that the goodwill has an indeterminate life and, as a result, has used a 40-year life in preparing the U.S. GAAP reconciliation. However, for the most recent acquisitions, the remaining goodwill, after allocation of a portion of the purchase price to purchased research and development, is amortized over a 20-year life under French GAAP as well as under U.S. GAAP.

(b) Accounting for marketable securities and marketable equity securities

      Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value relating to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders’ equity.

(c)  Liability recognition for certain employee termination benefit and other costs

      Alcatel accounts for these liabilities when restructuring programs have been finalized and approved by Group management and have been announced before the approval of the financial statements. The Group has applied EITF 94-3, SFAS 88 and SFAS 112 for the U.S. GAAP reconciliation. Under such requirements, the conditions for recording a restructuring reserve in the balance sheet are more stringent than under Alcatel’s policy.

      Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management of the operations and activities to be restructured, and notification to the employees who are to be terminated before the balance sheet date. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the Group. The foregoing policy creates a timing difference between (i) the recording of provisions of new French GAAP charges to the extent that such provisions are not accrued for U.S. GAAP purposes and (ii) restructuring charges accrued under U.S. GAAP that were expensed for French GAAP purposes in a prior period. Under U.S. GAAP, severance costs are recorded as a liability when notification is made before the balance sheet date to the employees who are to be terminated.

(d) Income taxes

      From January 1, 1998, Alcatel’s accounting policies follow the recognition of deferred tax assets under U.S. GAAP. Consequently, there is no adjustment to reconcile Alcatel’s Consolidated Financial Statements in French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. The Group’s share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was approximately € 1,764 million, € 2,430 million and € 6,137 million respectively as of December 31, 2001, 2000 and 1999. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)  Accounting for pre-existing stock option plans in business combinations

      In connection with purchase transactions, Alcatel exchanges Alcatel options for the outstanding options to purchase shares of the acquired company. Alcatel records the fair value of the outstanding options exchanged as a liability of the acquired company.

      Under U.S. GAAP, Alcatel credits the fair value of the options exchanged to shareholders’ equity, with the debit included as part of the cost of the acquisition.

(f)  Presentation of Consolidated Financial Statements

      The classification of certain items in, and the format of, Alcatel’s Consolidated Financial Statements vary to some extent from U.S. GAAP.

      The most significant reporting and presentation practices followed by Alcatel which differ from U.S. GAAP are described in the following paragraphs:

      In its balance sheet, Alcatel reports advance payments on long-term contracts received from customers as a liability. Under U.S. GAAP, advance payments, determined contract by contract, are generally shown as a reduction of unbilled contract costs or, to the extent advance payments exceed unbilled contract costs, as a liability.

      Accrued interest, short-term borrowings, bank overdrafts and short-term portion of other debt are included in debt. The long-term portion of debt is specified on the balance sheet. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability (€ 1,796 million at December 31, 2001, € 1,813 million at December 31, 2000 and € 2,367 million at December 31, 1999).

      The short-term portion of accrued pensions, retirement obligations, accrued contract costs and other reserves would be shown as current liabilities under U.S. GAAP (€ 3,547 million at December 31, 2001, € 3,312 million at December 31, 2000 and € 3,305 million at December 31, 1999). Additionally, U.S. GAAP would require the long-term portion of other payables to be shown as non-current liabilities (€ 2,944 million at December 31, 2001, € 1,482 million at December 31, 2000, and € 1,434 million at December 31, 1999).

      Deferred income tax assets are recorded in the consolidated balance sheet insofar it is more likely than not that the tax benefit will be realized, deferred income tax assets would be recorded for the full amount and a valuation allowance accounted for, if necessary.

      SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” is applicable for sales occurred after March 31, 2001. As the “SVF 1999-A trust” does not meet the criteria of a Qualified Special Purpose Entity under SFAS 140, the SVF is consolidated under U.S. GAAP in Alcatel consolidated balance sheet at December 31, 2001, leading to an increase of other investments and short-term financial debt amounted to € 792 million compared to French GAAP.

      Classified balance sheets are presented in note 37(c)(2).

      Under U.S. GAAP income statement presentation (see note 37), other revenues (expenses) detailed in note 6 have been presented as a deduction from or an addition to operating income, except for gains on sale of shares in subsidiaries which have been presented in a separate line item after operating income.

      In its statement of cash flows, Alcatel presents the items “net cash provided (used) by operating activities before changes in working capital” and “net cash flow after investment”, these items would not be shown under U.S. GAAP statement of cash flows presentation.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)  Related parties

      Under U.S. GAAP, information provided for in note 29 would be presented on the face of the Consolidated Balance Sheets and the Consolidated Income Statements.

(h) Other comprehensive income

      Statement of Financial Accounting Standards No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(i)	Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP

      From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the date of acquisition adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remains in shareholders’ equity.

      The two stock-for-stock acquisitions made during the first half 2000, Genesys Telecommunications Laboratories and Newbridge Networks Corporation, and the stock-for-stock acquisition of Kymata made during the second half 2001, have been accounted for using the pooling of interest accounting method for French GAAP purposes.

      Under U.S. GAAP, the DSC Communications Corporation, Genesys Telecommunications Laboratories, Newbridge Networks Corporation and Kymata acquisitions have been recorded under the purchase accounting method.

      In connection with the acquisition of DSC, the Group allocated USD 1.096 billion of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1.096 billion of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described in note 1(d) which is now identical to the method used under U.S. GAAP (see Note 35(i)). More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).

      The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years — USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.

      Estimated total revenues from the acquired in-process technology should peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

      The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company is expected to enjoy higher profit margins in future periods.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

      In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.

      At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value using the methodology described in note 1(d) which is now identical to the method used under U.S. GAAP. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (USD 505 million) and Access (USD 245 million).

      Approximately USD 135 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the twelve to eighteen months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.

      Estimated total revenues from the acquired in-process technology should peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge are expected to be materially consistent with historical levels primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

      A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that are unknown at this time.

(j)  Impairment of long-lived assets

      The impairment policy described in note 1(e) relates to impairment of property, plant and equipment as well as goodwill and other intangible assets and complies with SFAS 121 and APB 17.

(k) Newbridge acquisition

      As discussed in note 2, Alcatel entered into an agreement to acquire Newbridge Networks Corporation (Newbridge) in February 2000. This transaction was closed in May 2000.

      Pursuant to this transaction, Alcatel issued 96,112,224 Alcatel class A ADS and 53,981,754 exchangeable shares to the Newbridge shareholders, each exchangeable share exchangeable for one Alcatel class A ADS for a period not to exceed 5 years from the closing date.

      Exchangeable shares were created to allow a deferral of income tax for certain Canadian shareholders of Newbridge. The exchangeable shares are intended to be economically equivalent to an Alcatel class A share with the exception that they have no voting right on any matters on which holders of Alcatel class A ADSs are permitted to vote. They are entitled to receive the same dividend as the holders of class A ADSs. On the

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

redemption date, each exchangeable share will be exchanged for one Alcatel class A ADS, plus any dividend amount corresponding to its right to dividend as of the date of redemption. In order to satisfy the exchange rights of the exchangeable shareholders Coralec, a wholly owned subsidiary of Alcatel, issued bonds repayable in Alcatel class A shares to Alcatel Holdings Canada, a wholly owned subsidiary of Alcatel and the legal acquirer of Newbridge. The Alcatel class A shares payable on the bonds will be used by Coralec when the exchangeable shareholders exercise their exchange rights on or prior to the redemption date.

      For accounting purposes, the Newbridge acquisition cost (€ 7,170 million) was determined based on the average Alcatel class A share price two days after and two days before the announcement of the transaction (€ 45.8 per share, a total amount of € 6,874 million) and also includes the fair value of the Newbridge stock option plan and warrants that were converted into options and warrants to acquire Alcatel class A ADS using the same exchange ratio as the one used for the exchange of Newbridge common stock for Alcatel class A ADSs on the acquisition date (€ 271 million) and acquisition costs (€ 25 million).

      The purchase price was allocated to:

—	acquired technology for € 518 million, amortized over 7 years,

—	in process research and development for € 809 million,

—	deferred tax liabilities for € 155 million, resulting in a goodwill of € 5.21 billion, amortized over 20 years.

(l)  Derivative instruments and hedging activities

      Under French GAAP, income (expense) related to use of derivative instruments is accounted for as defined in Note 1(q). Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” (“SFAS 133”) as amended by SFAS No. 137 and SFAS No. 138. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. All derivatives, whether designated in hedging relationships or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting.

Note 37 — Reconciliation to U.S. GAAP

      The following is a summary of the estimated adjustments to the Consolidated Income Statements for the years 2001, 2000 and 1999 and Alcatel shareholders’ equity at December 31, 2001, 2000 and 1999, which would be required if U.S. GAAP had been applied instead of French GAAP.

      On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including France. The Group has adopted the euro as its reporting currency in its Consolidated Financial Statements. From January 1, 1999, consolidated financial statements are prepared in euros.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)  Consolidated Income Statements

(1)  Net income (loss)

	2001(a)	2001	2000	1999

	(in millions)
Net income (loss) as reported in the Consolidated Income Statements	$(4,418)	€(4,963)	€1,324	€644
Amortization of acquisition goodwill	236	265	186	196
Accounting for investments in securities	8	9	(11)	(2)
Restructuring plans	269	302	(189)	(72)
Income taxes	54	61	(1)	9
Purchased in process research and development	(12)	(13)	(910)	—
Adjustment of French pooling of interests accounting method	(516)	(580)	(860)	(153)
Derivative instruments and hedging activities	194	218
Other adjustments*	44	49	(184)	(148)
Tax effect of the above adjustments	(34)	(38)	164	(25)
Cumulative effect of adoption of SFAS 133, net of tax	(220)	(247)	—	—

Net income (loss) according to U.S. GAAP	(4,394)	(4,937)	(481)	449

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 0.8901 on December 31, 2001.

*   For 2001, concerns mainly:

—	Compensation expenses of € (101) million essentially in connection with the stock option plans for which no expenses are recorded under French GAAP.

—	€ 85 million income relating to cancellation of previous years adjustments as a consequence of the 2001 disposals of previously consolidated and unconsolidated companies.

—	€ 65 million income relating to the cancellation under U.S. GAAP of the exceptional amortization recognized under French GAAP on Innovative Fibers goodwill and to contingent consideration to be paid to key employees in connection with the acquisition of Innovative Fibers.

For 2000, concerns mainly:

—	Compensation expenses of € (144) million essentially in connection with the stock option plans for which no expenses are recorded under French GAAP.

For 1999, concerns mainly:

—	the cancellation of € 75 million relating to the change in actuarial valuation of the pension obligation due to the adoption of new accounting standards (see note 1(k)) and € 77 million relating to the conversion of the Vivendi’s convertible bonds at the beginning of 1999 (note 6).

—	performance stock option plan (€ 53 million). For 1998, concerns mainly retirement benefits and unpaid interests and unamortized premiums on converted bonds (see note 5*).

(2)  Summarized U.S. GAAP Consolidated Income Statements

      The Consolidated Income Statements for the years ended December 31, 2001, 2000 and 1999 have been adjusted to reflect the main differences between U.S. GAAP and French GAAP discussed above.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001(a)	2001	2000	1999

	(in millions)
Net sales	$22,811	€ 25,627	€ 31,382	€ 23,152
Cost of sales	(17,898)	(20,108)	(22,421)	(16,597)
Administrative and selling expenses	(3,875)	(4,354)	(4,301)	(3,331)
Research and development expenses	(2,575)	(2,893)	(2,828)	(2,121)
Purchased in process R&D	(12)	(13)	(931)	(329)
Restructuring costs and write down of assets *	(1,233)	(1,385)	(332)	(408)
Amortization of goodwill	(1,792)	(2,013)	(748)	(392)
Other operating expenses	(130)	(146)	—	—

Income (loss) from operations	(4,704)	(5,285)	(179)	(26)
Interest expense	(1,946)	(2,186)	(1,328)	(589)
Interest income and other financial income, net	597	671	920	448
Other income (expense), net	(62)	(70)	(375)	109
Gain on sale of stock in subsidiaries	911	1,023	695	722

Income (loss) before taxes and minority interests	(5,204)	(5,847)	(267)	664
Share in net income of equity affiliates	(14)	(16)	126	210
Provision for income tax	1,049	1,178	(337)	(388)
Minority interests	(4)	(5)	(3)	(37)

Net income (loss) before cumulative effect of accounting change	(4,175)	(4,690)	(481)	449

Cumulative effect of adoption of SFAS 133, net of tax	(220)	(247)	—	—

Net income (loss)	$(4,394)	€ (4,937)	€ (481)	€ 449

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 0.8901 on December 31, 2001.

*	Incidental to restructuring plans.

(3)  Earnings per Share under U.S. GAAP:

      Earnings per share are calculated in accordance with U.S. GAAP (see note 8).

	2001(a)	2001	2000	1999

Class A share
Basic earnings per share:
Net income (loss) before cumulative effect of accounting change	$(3.65)	€(4.10)	—	—
Net income (loss)	$(3.84)	€(4.32)	€(0.46)	€0.49
Diluted earnings per share:
Net income (loss) before cumulative effect of accounting change	$(3.65)	(4.10)	—	—
Net income (loss)	$(3.84)	(4.32)	(0.46)	0.48

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 0.8901 on December 31, 2001.

Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders’ meeting of May 16, 2000.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The following tables present a reconciliation of the income per share and diluted earnings per share for each year disclosed.

	Class A share			Class O share

	Net income (loss)	Number of	Per share	Net income (loss)	Number of	Per share
2001	(in million of euros)	shares	amount	(in million of euros)	shares	amount

Basic earnings per share	(4,920)	1,139,218,457	€(4.32)	(17)	18,924,581	€(0.90)
Stock option plans	—	—	—	—	—	—

Diluted earnings per share	(4,920)	1,139,218,457	€(4.32)	(17)	18,924,581	€(0.90)

      The number of outstanding subscription options as of December 31, 2001 amounted to 101,907,539 for class A shares and 1,033,400 for class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

	Class A share			Class O share

	Net income (loss)	Number of	Per share	Net income (loss)	Number of	Per share
2000	(in million of euros)	shares	amount	(in million of euros)	shares	amount

Basic earnings per share	(483)	1,060,584,401	€(0.46)	2	16,500,000	€(0.10)
Stock option plans	—	41,311,987	—	—	—	—

Diluted earnings per share	(483)	1,101,896,388	€(0,46)	2	16,500,000	€(0.10)

*	Taken into account from October 20, 2000, the issuance date for the class O shares.

     The 7% convertible bonds issued by DSC Communications in 1997, having a potential dilutive effect in the future, were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 70,297,022 shares and no share equivalents were taken into account in the earnings per share computation.

	Net income	Number of	Per share
1999	(in million of euros)	shares	amount

Basic earnings per share	€449	922,660,435	€0.49
Stock option plans	—	12,549,155	—

Diluted earnings per share	449	935,209,590	0.48

      The 7% convertible bonds issued by DSC Communications in 1997 having a potential dilutive effect in the future were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 72,150,555 shares and no share equivalents were taken into account in the earnings per share computation.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)  Statement of comprehensive income

      Under U.S. GAAP, the following information would be displayed within the consolidated financial statements as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

	2001(a)	2001	2000	1999

	(in millions)
Net income (loss) under U.S. GAAP	$(4,394)	€(4,937)	€(481)	€449
Other comprehensive income:
— Foreign currency translation adjustments	328	369	695	429
— Unrealized gains on securities	(698)	(784)	(65)	310
— Minimum pension liabilities adjustments	(22)	(25)	(47)	(105)
— Tax effect on the above adjustments	159	179	24	(4)

Comprehensive income (loss) according to U.S. GAAP	$(4,627)	€(5,198)	€126	€1,079

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 0.8901 on December 31, 2001.

     If Alcatel were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum liability adjustments, foreign currency translation adjustments and unrealized gains on available-for-sale securities, respectively, would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each classification noted above.

		Foreign
	Minimum	currency	Unrealized
	liability	translation	gains on
	adjustment	adjustment	securities

	(in millions of euros)
2001
Balance beginning of the year	(140)	38	825
Current period change	(17)	369	(614)

Balance end of the year	(157)	407	211

2000
Balance beginning of the year	(101)	(657)	874
Current period change	(39)	695	(49)

Balance end of the year	(140)	38	825

1999
Balance beginning of the year	(45)	(1,086)	617
Current period change	(56)	429	257

Balance end of the year	(101)	(657)	874

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Shareholders’ equity

	2001(a)	2001	2000	1999

	(in millions)
Shareholders’ equity as reported in the Consolidated
Balance Sheets, after appropriation	$8,572	€9,630	€14,361	€11,532
Amortization of acquisition goodwill	1,014	1,140	919	991
Accounting for investments in securities	243	273	1,051	1,142
Restructuring plans	333	374	43	235
Income taxes	(4)	(5)	(144)	(156)
Accounting for disposal of Cegelec and Alstom	—	—	91	(124)
Accounting for pre-existing stock option plans in business combinations	522	587	909	341
Adjustment of French pooling of interests accounting method	8,345	9,376	9,823	2,324
Derivative instruments and hedging activities	194	218
Other adjustments	(167)	(188)	(299)	(253)
Tax effect of the above adjustments	(327)	(367)	(611)	(262)
Minority interests	(2)	(3)	(3)	(3)
Cumulative effect of adoption of SFAS 133, net of tax	(220)	(247)	—	—

Shareholders’ equity according to U.S. GAAP	$18,503	€20,788	€26,140	€15,767

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 0.8901 on December 31, 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Additional U.S. GAAP information

(1) Statement of changes in shareholders’ equity

		Additional		Minimum	Unrealized	Cumulative	Treasury
	Capital	paid-in	Retained	liability	holding	translation	Stock	Shareholders’
	stock	capital	earnings	adjustment	gains/(losses	adjustment	at cost	equity

	(in millions of euros)
Balance at December 31, 2000 after appropriation	2,457	21,334 *	3,730 *	(140)	825	38	(2,104)*	26,140
Capital increase	2	11						13
Net change in treasury stock class O shares owned by consolidated subsidiaries			(10)					(10)
Net change in treasury stock class A shares owned by consolidated subsidiaries		48	45				181	274
Net changes in unrealized holding gains/(losses)					(614)			(614)
Minimum liability adjustment				(17)				(17)
Accounting for pre-existing stock option plans in business combinations		(295)	16					(279)
Shares issued to employees
Capital increase linked to the acquisition of Kymata	22	114	—					136
Translation adjustment						369		369
Other changes			(90)					(90)
Net income (loss)			(4,937)					(4,937)

Balance at December 31, 2001 before appropriation	2,481	21,212	(1,246)	(157)	211	407	(1,923)	20,985
Proposed appropriation of net income			(197)					(197)
Balance at December 31, 2001 after appropriation	2,481	21,212	(1,443)	(157)	211	407	(1,923)	20,788

*	Alcatel has reclassified € 12 million on “additional paid-in capital”, € 7 million on “retained earnings” and € (19) million on “treasury stock” as of December 31, 1999, € 156 million on “additional paid-in capital” and € (156) million on “retained earnings” as of December 31, 2000 relating to accounting for gains and losses on sales of treasury stock.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)  Classified balance sheet as of December 31:

	2001	2000		1999

ASSETS
Acquisition goodwill, net	15,059	16,673		9,957
Other intangible assets, net	1,090	1,207		492

Intangible assets, net	16,149	17,880		10,449

Property, plant and equipment, at cost	9,708	11,949		10,409
less: accumulated depreciation	(5,549)	(7,369)		(6,681)

Property, plant and equipment, net	4,161	4,580		3,728

Equity in net assets of affiliates	799	1,243		1,136
Other invest. & other non current assets, net	4,259	5,338		3,932

Invest. & other non current assets	5,058	6,581		5,068

TOTAL NON-CURRENT ASSETS	25,368	29,041		19,245

Inventories, net	4,657	7,414		3,960
Trade receivables and related accounts	8,387	10,659		8,461
Other debtors	5,587	4,148		2,903
Short term investments	435	363		455
Marketable securities	238	81		272
Cash	4,374	2,617		2,880

TOTAL CURRENT ASSETS	23,678	25,282		18,931

TOTAL ASSETS	49,046	54,323		38,176

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital stock	2,481	2,457		1,999
Additional paid-in capital	21,212	21,334	*	12,225	*
Retained Earnings	(1,600)	3,590	*	2,644	*
Unrealized holding gains	211	825		874
Cumulative translation adjustments	407	38		(657)
Less treasury stock, at cost	(1,923)	(2,104	)*	(1,318	)*

SHAREHOLDERS’ EQUITY	20,788	26,140		15,767

MINORITY INTERESTS	222	438		466

Accrued pensions and retirement obligations	1,280	1,322		1,402
Other reserves	656	1,296		495

Total reserves	1,936	2,618		1,897

Bonds and notes issued	5,902	4,972		3,462
Other long term financial debt	300	605		16

Long term financial debt	6,202	5,577		3,478

Other long term debt	3,147	1,759		1,680

TOTAL NON-CURRENT LIABILITIES	11,285	9,954		7,055

Customers deposits and advances	1,693	1,560		1,107
Accrued contract costs & other accrued liabilities	3,180	3,097		3,065
Short term financial debt	2,204	1,813		2,367
Trade payables and related accounts	5,167	5,743		4,109
Other current liabilities	4,507	5,578		4,240

TOTAL CURRENT LIABILITIES	16,751	17,791		14,887

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,046	54,323		38,176

*	Alcatel has reclassified € 12 million on “additional paid-in capital”, € 7 million on “retained earnings” and € (19) million on “treasury stock” as of December 31, 1999, € 156 million on “additional paid-in capital” and € (156) million on “retained earnings” as of December 31, 2000 relating to accounting for gains and losses on sales of treasury stock.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 38 — Specific U.S. GAAP disclosures

(1)  Pension and post-retirement benefits other than pension plans

      The Group sponsors various defined benefit pension plans. In France, all Group’s employees elect to benefit from the retirement indemnity scheme. In other countries, the employees covered and the type of retirement plan depends on local regulations and practices. Plan assets consist principally of government and corporate bonds (approximately 40%), equity securities (approximately 40%) and short-term investments (approximately 20%).

      For defined benefit pension plans, prepaid expenses are determined beginning January 1, 1999 as follows (note 1(k)):

—	the actuarial method used is the projected unit credit method. However, when the benefit formulas attribute more benefits to senior employees or when the plans are integrated with social security systems or multi-employer plans, Alcatel has elected to apply the projected unit credit service prorate method to avoid delayed recognition of pension costs;

—	the transition obligation or fund excess has been determined at January 1, 1989 as being the difference between the liabilities accounted for under accounting policies for prior years and the funded status of the plans resulting from SFAS 87 calculations. That transition obligation or fund excess is amortized using the greater of 15 years and the average residual active life of the population covered by each plan;

—	the related market-value is determined using a five-year moving average method; and

—	prior service experience and gains and losses in excess of 10% of the liability or asset are amortized over the average residual active life of participants.

      The only remaining difference between U.S. and French GAAP is:

—	the required recognition of a Minimum Liability Adjustment (MLA) which is not required under French GAAP (see the differences shown at the end of this note) for the pension plan,

—	in order to comply with U.S. GAAP, the Group applied the Statement of Financial Accounting Standard No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions” effective from January 1, 1993 for U.S. Group subsidiaries and effective from January 1, 1995 for other Group subsidiaries. These post-retirement benefits, primarily life insurance and health care, cover most of the U.S. Group employees.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Disclosures in accordance with SFAS 132 are as follows:

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

	(in millions of euros)
Change in benefit obligation
Benefit obligation at beginning of year	4,080	4,043	3,480	123	105	89
Service cost	131	157	148	3	2	3
Interest cost	181	202	189	8	9	7
Plan participants’ contributions	8	11	8	—	—	—
Amendments	6	39	—	—	(2)	—
Reclassification*	17	16	151	—	—	—
Business combinations	8	10	12	—	—	—
Disposals	(741)	(3)	(5)	(8)	—	—
Curtailments	—	(5)	(25)	(10)	—	—
Settlements	(90)	(85)	(59)	—	—	—
Special termination benefits	(5)	—	13	—	—	—
Actuarial loss/gain	(143)	(106)	273	(6)	8	(5)
Benefits paid	(184)	(248)	(227)	(6)	(7)	(4)
Other (foreign currency translation)	37	49	85	6	8	15

Benefit obligation at end of year	3,305	4080	4,043	110	123	105

Change in plan assets
Fair value of plan assets at beginning of year	2,904	2,710	2,320	—	—	—
Actual return on plan assets	(47)	288	326	—	—	—
Employers’ contribution	81	76	136	—	—	—
Plan participants’ contributions	8	12	8	—	—	—
Amendments	—	(1)	—	—	—
Reclassification*	15	10	10	—	—	—
Business combinations	(1)	3	1	—	—	—
Disposals	(478)	(1)	(19)	—	—	—
Curtailments	—	(2)	(3)	—	—	—
Settlements	(100)	(86)	(33)	—	—	—
Special termination benefits	(100)	—	7	—	—	—
Benefits paid	(33)	(153)	(128)	—	—	—

Other (foreign currency translation)	32	47	85	—	—	—
Fair value of plan assets at end of year	2,281	2,904	2,710	—	—	—

Funded status	(1,024)	(1,176)	(1,333)	(110)	(123)	(105)
Unrecognized actuarial loss/gain	(118)	(161)	67	2	17	10
Unrecognized transition obligation	(6)	(4)	(4)	15	37	37
Unrecognized prior service cost	28	49	14	—	(2)	—

Net amount recognized	(1,120)	(1,292)	(1,256)	(93)	(71)	(58)

*	Classified in other debt the year before.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were € 2,124 million, € 2,019 million and € 657 million, respectively, as of December 31, 2001, € 2,358 million, € 2,239 million and € 706 million,

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively, as of December 31, 2000 and € 2,156 million, € 2,051 million and € 644 million, respectively, as of December 31, 1999.

      Actuarial assumptions have been determined by actuaries on a country by country basis and company by company.

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

Weighted-average assumptions as of December 31
Discount rate	5.9%	5.5%	5.1%	7.5%	7.0%	7.5%
Rate of compensation increase	3.2%	3.5%	3.7%	N/A	N/A	N/A
Expected return on plan assets	5.1%	6.1%	6.8%	N/A	N/A	N/A

      Regarding the other benefit plans, the assumed increase of health care trend is 7.5% in 2001 grading down to 5.0% in years 2006 and later.

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

	(in millions of euros)
Components of net periodic cost
Service cost	130	157	148	3	2	3
Interest cost	181	202	189	8	9	7
Expected return on plan assets	(121)	(167)	(151)	—	—	—
Amortization of transition obligation	(1)	(1)	6	2	3	3
Amortization of prior service cost	4	4	2	1	1	—
Amortization of recognized actuarial gain/loss	4	5	12	—	—	—
Effect of curtailments	(3)	—	(21)	—	—	—
Effect of settlements	41	—	—	—	—	—
Special termination benefits	(4)	(3)	4	—	—	—

Net periodic benefit cost	231	197	189	14	15	13

      Annual cost under French GAAP for pension benefits plans is € 231 million, € 197 million and € 189 million for the years ended December 31, 2001, 2000 and 1999, respectively. Since January 1, 1999 liabilities and prepaid expenses are determined under French GAAP in accordance with Statements of Financial Accounting Standards No. 87 and 88 (MLA excepted); therefore, annual costs under both French GAAP and U.S. GAAP are the same.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amounts recognized in the statement of financial position:

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

	(in millions of euros)
Accrued benefit liability (including MLA)	(1,493)	(1,672)	(1,564)	(93)	(71)	(58)
Prepaid benefit cost	126	154	126	—	—	—

Net amount accrued for under U.S. GAAP	(1,367)	(1,518)	(1,438)	(93)	(71)	(58)

Intangible assets	—	4	5
Accumulated other comprehensive income	247	222	177

Net amount recognized	(1,120)	(1,292)	(1,256)

      The net accruals accounted for as December 31, 2001, 2000 and 1999 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

	(in millions of euros)
— Net amount accrued for under U.S. GAAP	(1,367)	(1,518)	(1,438)	(93)	(71)	(58)
Excess funding of plans recognized in income only when paid back to the Companies		—	—
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations		—	—
Minimum liability adjustments (MLA)	247	226	182

— Net amount accrued for in consolidated financial statements	(1,120)	(1,292)	(1,256)
Accrued	(1,246)	(1,446)	(1,382)
Prepaid	126	154	126

      Regarding the other benefit plans, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point increase	Point decrease

Effect on total of service and interest cost components:	10.4%	(8.4%	)
Effect on the post-retirement benefit obligation:	8.6%	(7.1%	)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)  Income taxes

(a)  Deferred tax balances:

	2001	2000	1999

	(in millions of euros)
Deferred tax assets	7,722	3,951	3,476
Less valuation allowance*	(4,671)	(2,480)	(2,509)

Net deferred tax assets	3,051	1,471	967
Deferred tax liabilities	(708)	(708)	(737)

Net deferred taxes	2,343	763	230

*	Of which € 62 million at December 31, 2001 (€ 205 million at December 31, 2000 and € 225 million at December 31, 1999) will be allocated to reduce goodwill. The decrease is relating to the disposal of Nexans for € 61 million and to the expiration of tax losses carried forward for € 82 million.

     Major temporary differences giving rise to deferred taxes at December 31 are as follows:

	2001	2000	1999

	(in millions of euros)
Tax effect of temporary differences related to:
Accounting for long-term contracts	(73)	(64)	(95)
Depreciation of property, plant and equipment	(81)	(94)	(57)
Other	(554)	(550)	(585)

Deferred tax liabilities	(708)	(708)	(737)

Tax losses carried forward	5,481	2,018	2,092
Accrued pension and retirement obligation	114	151	43
Other reserves	279	1,780	1,470
Other	1,848	2	(129)

Deferred tax assets	7,722	3,951	3,476
Less: Valuation allowance	(4,671)	(2,480)	(2,509)

Deferred tax assets, net	3,051	1,471	967

Total deferred tax assets (liabilities), net	2,343	763	230

      Deferred tax balances are analyzed as follows:

At December 31, 2001	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	1,665	1,386	3,051
Deferred tax liabilities	(162)	(546)	(708)

	1,503	840	2,343

At December 31, 2000	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	311	1,160	1,471
Deferred tax liabilities	(162)	(546)	(708)

	149	614	763

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 1999	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	556	411	967
Deferred tax liabilities	(124)	(613)	(737)

	432	(202)	230

(b) Analysis of provision for income tax:

	2001	2000	1999

	(in millions of euros)
Current tax expense	151	638	419
Tax benefit of operating losses carried forward	(919)	(94)	(454)
Net change in valuation allowance	(186)	(216)	(163)
Other deferred tax expenses (benefits)	(224)	9	586

Provision for income tax	(1,178)	337	388

(c)  Effective income tax rate

	2001	2000	1999

	(in millions of euros)
Income (loss) before taxes, R&D, amortization of goodwill, minority interests and extraordinary items	(3,790)	1,412	1,385
Average income tax rate	34.0%	34.7%	33.2%

Expected tax	(1,288)	490	460
Impact of:
— reduced taxation of certain revenues	(92)	(160)	(87)
— net change in valuation allowance	(186)	(216)	(163)
— (utilization) creation of tax losses carried forward	388	—	—
— tax credits	(46)	(105)	(76)
— other	47	328	254

Actual provision for income tax	(1,178)	337	388
Effective tax rate	31.1%	23.9%	27.9%

(d) Income before tax and purchased in process R&D by geographical origin:

	2001	2000	1999

	(in millions of euros)
France	(453)	842	816
Foreign	(5,381)	(178)	177

Income before tax	(5,834)	664	993

(3)  Stock-based compensation

      In years from 1996 to 2001, Alcatel adopted stock option incentive plans (see note 19).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1996 through 2001:

							1999-2000
	1996 Plans		1997 Plans		1998 Plan	1999 plans	U.S. plans	2000 plans

							USD 29.25-
Exercise price	€ 12.96	€ 13.42	€ 19.27	€ 20.95	€ 20.52	€ 28.40	USD 84.88	€ 48.00	€ 48.00	€ 65.00	€ 64.00

	(in number of options)
Outstanding at January 1, 1996.	—	—	—	—	—	—	—	—	—	—	—
Granted	9,069,500	394,000	—	—	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(185,000)	—	—	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1996.	8,884,500	394,000	—	—	—	—	—	—	—	—	—

Granted			8,199,500	367,000	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(396,000)	(7,500)	(115,000)	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1997.	8,488,500	386,500	8,084,500	367,000	—	—	—	—	—	—	—

Granted	—	—	—	—	11,602,500	—		—	—	—	—
Exercised	(2,183,950)	(114,000)	—	—	—	—	—	—	—	—	—
Forfeited	(10,500)	(5,000)	(45,000)	(5,000)	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—
Outstanding at December 31, 1998.	6,294,050	267,500	8,039,500	362,000	11,602,500	—		—	—	—	—

Granted	—	—	—	—	—	545,000	7,866,630
Exercised	(1,630,425)	(38,250)	(35,000)	(7,500)	—	—	—	—	—	—	—
Forfeited	(5,000)	—	(100,000)	—	(85,450)	—	(143650)	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—
Outstanding at December 31, 1999.	4,658,625	229,650	7,904,500	354,500	11,175,250	545,000	7,722,980	—	—	—	—

Granted	—	—	—	—	—	—	19,407,838	15,239,250	8,905,804	1,235,500	306,700
Exercised	(1,277,690)	(92,750)	(56,000)	—	—	—	(393,296)	(10,000)	—	—	—
Forfeited	—	—	(112,500)	(2,500)	(412,000)	(46,250)	(3,060,818)	(923,120)	(47,328)	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—
Outstanding at December 31, 2000.	3,380,935	136,500	7,736,000	352,000	10,763,250	498,750	23,676,704	14,306,130	8,858,476	1,235,500	306,700

Exercised	(732,728)	(1,250)	(15,000)	—	—	—	(261,205)	(3,000)	(208)	—	—
Forfeited	—	—	(30,000)	—	(60,000)	(5,000)	(3,327,376	(161,500)	(122,532)	(130,150)	(3,600)
Expired	—	—	—	—	—	—	—	—	—	—	—
Outstanding at December 31, 2001.	2,648,207	135,250	7,691,000	352,000	10,703,250	493,750	20,088,123	14,141,630	8,735,736	1,105,350	303,100

	2001 plans

Exercise price	€ 50.00	€ 50.00	€ 41.00	€ 39.00	€ 32.00	€ 19.00	€ 9.00	€ 20.80	€ 9.30	€ 20.80

(in number of options)
Granted	37,668,588	275,778	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	1,220,000
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,075,160)	(825)	(7,050)	—	(19,350)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001.	36,593,428	274,953	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	1,220,000

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair values at grant-date of options granted during the years 1999, 1998, 1997 and 1996 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans and the following characteristics:

	2001		2000		1999	1998	1997	1996

Interest rate	5%		5%		6%*	3.68%	5%	5.7%
Expected life	3-9 years		5-10 years		5 years	5 years	5 years	5 years
Expected volatility	(b	)	(a	)	39%	35%	32.5%	32%
Expected dividends	1%		1%		1%	2%	2.25%	2.5%

*	USD rates, concern mainly U.S. plans

(a)	73% for Alcatel class O shares, 64% for class A shares, 51% for ADS.

(b)	50% for Alcatel class O shares, 46% for class A shares, 46% for ADS.

     For the sixth and seventh plans which are performance plans, the valuation does not take into account the fact that the stock options will be available if and only if the operational result of the company exceeds 6.5% of 2000 sales or 7% of 2001 sales, because it is considered very difficult to evaluate the likelihood of success of such plans and rather likely that the performance should be met.

      The Black-Scholes model used to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are quite sensitive as to the stock price volatility assumptions. Accordingly, management believes that the existing valuation models do not necessarily provide a reliable single measure of the fair value of the Group’s stock option awards.

      The Group continues to apply accounting method prescribed by APB Opinion No. 25 Accounting for Stock Issued to Employees.

      The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

	2001	2000**	1999*

	(in millions of euros
	except per share data)
Net income (loss)	(5,437)	(911)	412
Basic earnings per class A share
Net income (loss)	(4.77)	(0.86)	0.45
Diluted earnings per class A share
Net income (loss)	(4.77)	(0.86)	0.44

*	Net income and earnings per share will only be impacted in 1999 for the options granted at the end of 1998.

**	Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders’ meeting of May 16, 2000.

(4)  Pro forma information concerning the 2000 acquisitions (unaudited)

      In addition to the information provided in note 2, U.S. GAAP (APB 16) requires the Group to present certain pro forma information as if the transactions had occurred at the beginning of 1999 or 2000.

      The following unaudited pro forma results of operations for the years 1999 and 2000 include such adjustments as amortization of goodwill and related changes in the number of shares used for the earnings per

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

share calculation. They do not include non-recurring adjustments such as the write-off of in-process purchased research and development.

      The unaudited pro forma results have been prepared for comparative purposes only and do no purport to indicate the results of operations which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

	2000	1999

	(in millions of euros
	except per share data)
Net sales	31,831	24,631
Income before extraordinary items and minority interests	(346)	53
Net income	(350)	13
Earnings per class A share
Basic	(0.33)	0.01
Diluted	(0.33)	0.01

Net income per share of class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders’ meeting of May 16, 2000.

(5)  Restructuring

      Under French GAAP, as disclosed in note 1(l), the Group records restructuring when the restructuring programs have been finalized and approved by Group management and have been announced before approval of the financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in note 36(e).

      The impact of U.S. GAAP adjustment for the years ended December 31, 2001, 2000 and 1999 respectively is as follows:

          2001:

      The impact of U.S. GAAP adjustment for the year ended December 31, 2001 is as follows:

		Current		CTA
		Year		and
	2000	Expense	Utilization	others	2001

	(in millions of euros)
French GAAP reserve*	442	1,389	(665)	(53)	1,113
Cost to relocate employees to another site	(14)	(4)	2	7	(9)
Plans not announced at balance sheet date	—	—	—	—	—
Moving costs	(5)	(3)	—	(2)	(10)
Other direct cost	(22)	(163)	54	(2)	(133)
Lay off costs in excess of legal obligation	(68)	(187)	—	(3)	(258)

Total U.S. GAAP adjustment	(109)	(357)	56	—	(410)
Restructuring reserve and assets write down	333	1,032	(609)	(53)	703
Write down of assets	3	87	—	(2)	88

U.S. GAAP restructuring reserve	330	945	(609)	(51)	615

*	including write-off of assets.

     The current year expense recorded in 2001 includes the following major actions:

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001

(in millions
of euros)
— Closure of Andover site and reorganization in other U.S. plants (social costs and costs associated to outsourcing)	249
— Cost for transactional departures in Alcatel Spain	122
— Cost for ongoing early retirement program and transactional departures in CIT (France)	115
— Reorganization of Submarine Networks Division: closure of Portland site (U.S.), convert Port Botany (Australia) site to idle status and reduced activity in the U.K. and France	94
— Inventory and some severance, relating to mobile phones activity	86
— Lay-off costs in Geel and Gent sites (Belgium)	71
— Transactional departures in ARE (France)	57
— Lay-off costs and lease termination relating to closure of Maidenhead and London sites (U.K.)	34
— Severance costs in Oslo (Norway)	10
— Others plans in the world	194

Total	1,032

      The reserve at the end of 2001 is analyzed below:

2001

(in millions
of euros)
Employee termination benefits	511
Other costs	104

Total	615

      The remaining € 511 million reserve for employee termination benefits at December 31, 2001 include approximately 6,325 employees to be terminated including:

Number of
employees

— Early retirements and lay-off costs in Geel and Gent sites (Belgium)	1,345
— Reorganization of Submarine Networks Division: closure of Portland (U.S.), convert Port Botany (Australia) site to idle status and reduced activity in the U.K. and France	1,100
— Transactional departures in Alcatel Spain	800
— Ongoing early retirement program and negotiated departures in CIT (France)	692
— Early retirement and transactional departures relating to closure and reorganization in U.S. plants	570
— Early retirement and negotiated departures in Stuttgart (Germany)	232
— Reorganization in Alcatel Schweiz	172
— Early retirements and lay-off in Etca (Belgium)	171
— Early retirements and negotiated departures in Rijswik (The Netherlands)	145
— Transactional departures in ARE (France)	116
— Other plans in the world	982

Total	6,325

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2000:

		Current		CTA
		year		and
	1999	expense	Utilization	others	2000

	(in millions of euros)
French GAAP reserve*	793	143	(472)	(22)	442
Cost to relocate employees to another site	(13)	1	—	(2)	(14)
Plans not announced at balance sheet date	(53)	48	—	5	—
Moving costs	(3)	4	1	(7)	(5)
Other direct cost	(52)	29	7	(6)	(22)
Lay off costs in excess of legal obligation	(164)	94	5	(3)	(68)

Total U.S. GAAP adjustment	(285)	176	13	(13)	(109)
Restructuring reserve and assets write down	508	319	(459)	(35)	333
Write down of assets	13	13	(24)	1	3

U.S. GAAP restructuring reserve	495	306	(435)	(36)	330

*	including write-off of assets.

     The current year expense recorded in 2000 includes the following major actions:

2000

(in millions
of euros)
— Severance plan offered to 199 employees of CIT, mainly transactional departures and lay-off costs in research and development	67
— Retrenchment of 199 employees for SEL at Hanover, Arnstadt, Gunzenhausen, Stuttgart, related to discontinuation of activities	15
— Move from Richardson to Plano, transactional departures for Alcatel Telecom in the U.S.	30
— Restructuring of Newbridge Networks Corporation, mainly transactional departures and lay off cost	31
— Lay off cost in excess of legal obligations related to Italia concerning 1999	8
— Reorganization of Nexans France sales force and down sizing of plant	14
— Retrenchment of 148 employees of Alcatel Space Industries related to Buc’s closure of plant and reorganization of Cannes and Valence	13
— SEL COD. Updating cost for closure of plant in Nuremberg	11
— Reorganization of Nexans in Switzerland	14
— Updating cost for people who already left the company in AT Spain	52
— Other plans in the World	64

Total	319

      The reserve at the end of 2000 is analyzed below:

2000

(in millions
of euros)
Employee termination benefits	142
Other costs	188

Total	330

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The remaining € 142 million reserve for employee termination benefits at December 31, 2000 includes approximately 4,177 employees including:

	Number of
	employees

Remaining part of lay-off costs to be paid until a certain age for Alcatel Telecom Spain	614	*
Early retirements for BELL (remaining part to be paid)	1,016	*
Reorganization of SEL in Germany	362
Severance plans for Alcatel Telecom in the U.S. related to the former ADN and Richardson facility disposal	673
Closure of plants (technical center) for CIT in France	199
Early retirements and dismissals for ETCA	166
Transfer from production unit to distribution unit at Zurich for SCHWEIZ	152
Incentives in Italia	330
Reserve for lay-off of employees for Alcatel Brazil	102
Reorganization of central functions of Alcatel Austria	102
Restructuring of Nexans Deutschland Industry	124
Others plans in the World	337

Total	4,177

*	Including respectively 575 and 1,016 employees who already left the company.

1999:

		Current		CTA
		year		and
	1998	expense	Utilization	others	1999

	(in millions of euros)
French GAAP reserve*	915	380	(552)	51	793
Cost to relocate employees to another site	(22)	5	11	(7)	(13)
Plans not announced at balance sheet date	(31)	(11)	—	(11)	(53)
Moving costs	(14)	1	6	4	(3)
Other direct cost	(64)	12	12	(12)	(52)
Lay off costs in excess of legal obligation	(209)	33	—	12	(164)

Total U.S. GAAP adjustment	(340)	40	29	(14)	(285)
Restructuring reserve and assets write down	574	420	(523)	37	508
Write down of assets	78	36	(63)	(38)	13

U.S. GAAP restructuring reserve	496	384	(460)	75	495

*	including write-off of assets.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The current year expense recorded in 1999 includes the following major actions:

1999

(in millions
of euros)
— Severance plan offered to 579 employees of CIT, mainly transactional departures and lay-off costs in research and development	80
— Retrenchment of 540 employees for SEL at Hanover, Arnstadt, Gunzenhausen, Stuttgart, related to discontinuation of activities	60
— Restructuring of activity of Nexans Deutschland. Retrenchment of 416 employees related to closure of plants in Berlin, Hanover and Hamburg	44
— Retrenchment of 225 employees at Ashburn and Mont Laurel sites (severance cost, post retirement medical, pension fund shortfall, cost to providing other product as a substitution for HSS product)	29
— Retrenchment of 40 employees and write-off assets related to closure of plant in Nuremberg	22
— Restructuring of activity at Italia (discontinuation of R&D consortium with FIAT at Chieti Mobility and incentives programs for 331 employees)	21
— Lay off cost in excess of legal obligations related to BELL concerning 1998 and 1999	21
— Reorganization of Nexans France (ACF) sales force and down sizing of plant	17
— Retrenchment of 173 employees of Alcatel Space Industries related to BUC’s closure of plant and reorganization of Cannes and Valence for SEL	16
— Reorganization of research and development in ABS France, transfer of HSS from U.S. to France	11
— Updating cost for people who already left the company in AT Spain	10
— Updating of plan related to outsourcing of ARE activity	8
— Reorganization of cable activity in Sweden	6
— Retrenchment of 66 employees related to the closure of plant in Comptech	6
— Retrenchment of 114 employees related to the closure of plant in Hochelaga (data cables in the U.S.)	5
— Retrenchment of 103 employees in Taisel (mainly lay-off cost due to excess manpower and decrease in SRD business)	5
— Retrenchment of 62 employees at Rijswick (Netherlands) related to closure of S12 Design Center	4
— Other plans in the World	55

Total	420

      The reserve at the end of 1999 is analyzed below:

1999

(in millions
of euros)
Employee termination benefits	270
Other costs	225

Total	495

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The remaining € 270 million reserve for employee termination benefits at December 31,1999 includes approximately 7,842 employees including:

Number
of employees

Remaining part of lay-off costs to be paid until a certain age for Alcatel Telecom Spain	1,929*
Early retirements for BELL (remaining part to be paid)	1,461*
Reorganization of SEL in Germany	791
Severance plans for Alcatel Telecom in the U.S. related to the former ADN and Richardson facility disposal	710
Closure of plants for CIT in France	404
Reorganization of Nexans Deutschland AG (closing of plant)	364
Reserve for lay off of employees for ZAO	283
Early retirements and dismissals for ETCA	226
Restructuring of Nexans France (ACF) (closing and reorganization)	210
Reorganization of Charleroi for Nexans Benelux	182
Transfer from production unit to distribution unit at Zurich for SCHWEIZ	126
Incentives in Italia	109
Reorganization of SAFT	103
Others plans in the World (Canada, Netherlands, Portugal, Ireland)	944

Total	7,842

*	including respectively 1,519 and 1,329 employees who already left the companies.

(6)  Derivative Instruments and Hedging Activities:

      Beginning January 1, 2001, for purpose of the U.S GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No. 133, « Accounting for Derivative Instruments and Hedging Activities » (“SFAS133”) and the corresponding amendments under SFAS No. 138. SFAS133 as amended establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS133 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement. However, a company must formally document, designate the relationship between the hedging instrument and the hedged underlying transaction, and assess the effectiveness of transactions that receive hedge accounting.

      Alcatel enters into derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and equity investments. All derivative instruments held or issued by Alcatel are economic hedges of existing or anticipated commercial or financial transactions.

      But according to SFAS133, all derivative instruments are not considered as hedging.

Foreign currency risk

      As a multinational group, the Group’s commercial transactions are denominated in non-euro currencies. The Group uses derivative instrument to reduce its exposure to the effects of currency fluctuations. Alcatel has analyzed the implementation and decided to separate commercial bids from binding transactions.

      Only hedging of firm commitments qualifies for hedge accounting in SFAS133. There must be a relationship between the hedging instrument and the hedged underlying transaction.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For commercial transactions, each derivative instrument (only forward exchange contracts) is clearly related to a firm commercial contract.

      A commercial underlying contract is reevaluated in order to offset the mark-to market of the derivative hedging instrument. Changes in the derivative’s fair value and its related results on the hedged item are recognized in the income statement.

      According to SFAS133, a firm commitment hedge is classified as a fair value hedge.

      Derivative instruments used to cover commercial bids are economic hedges but they do not qualify for hedge accounting under SFAS133 because the realization of the underlying commitment is not certain enough.

      Therefore, derivatives used to hedge commercial bids (mainly options) are marked to market without any offsetting of the underlying commitment.

  Interest rate risk

      Since Alcatel is a borrower, derivative instruments are used to reduce its exposure to interest rates fluctuations. Derivative instruments (interest rate swaps, cross currency swaps, caps, floor, future rate agreement) used by the Group to cover its debt are economic hedges but they do not qualify for hedge accounting under SFAS133.

      For long-term debt, each derivative is related to a long-term issue or a medium term note. The fair value of the long term debt offsets the fair value of the related financial derivative. The difference is recorded in the income statement. These derivatives qualify as fair value hedges under SFAS133.

      In all other cases, derivative instruments used by the Company do not qualify for hedge accounting, because they do not satisfy SFAS 133 hedge criteria.

  Fair value hedges

      The ineffective portion of changes in fair value hedge positions reported in the income statement at December 31, 2001 is a loss of € 18 million which is due both to mismatches in amounts and maturities.

      The Group did not have any amount excluded from the measure of effectiveness.

      The impact of contracts cancellation on the income statement is a loss of € 47 million.

  Net investment hedge

      The Group hedges investments in foreign subsidiaries using derivatives and non-derivative instruments. Derivative instruments are currency and exchange swaps. Non derivative instruments are long term loans.

      At December 31, 2000, the global amount of cumulative transaction adjustments was a profit of € 256.8 million compared to a profit of € 186 million at December 31, 2001. A net loss of € 70.8 million was recorded during the year 2001 on hedging instruments (balance sheet and off-balance-sheet).

      These amounts are recorded in French GAAP. There is no difference in such accounting under U.S. GAAP.

(7)  Sale of receivables

      In 1999, Alcatel entered into a securitization agreement to arrange up to USD 500 million for the sale on a revolving basis, of vendor financing loans to a U.S. independent entity “SVF 1999-A trust”. This agreement was renewed for 4 years in 2000 in order to bring the maximum up to USD 1,200 million and to add the possibility for Alcatel to transfer, up to the USD 1,200 million cap, undrawn commitments to finance customers. At December 31, 2001 the amount of the undrawn commitments transferred to the SVF trust was € 321 million.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001, 2000 and 1999, Alcatel has sold receivables of € 792 million, € 230 million and € 126 million, respectively. The sales have been reflected as a reduction of its account receivable in the consolidated balance sheets.

      Alcatel provides the SVF trust with a first loss guarantee of 30% which amounts at December 31, 2001, 2000 and 1999 to € 238 million, € 69 million and € 38 million, respectively.

      The selling entities continue to service, administrate and collect the receivables on behalf of the purchaser.

      The commissioning rate billed to Alcatel adequately compensates the Company for servicing the accounts receivable.

      SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” is applicable for sales occurred after March 31, 2001.

      As the SVF trust does not meet the criteria of a Qualified Special Purpose Entity under SFAS 140, the “SVF 1999-A trust” is consolidated under U.S. GAAP in Alcatel consolidated balance sheet at December 31, 2001, leading to an increase of other investments and short-term financial debt amounted to € 792 million compared to French GAAP, as presented in Note 37 c(2).

(8)  Exceptional amortization of goodwill

      The strong deterioration of the results in Data market, the decision to stop developments, to close certain U.S. sites and the new focus of Alcatel towards Carrier market led Alcatel to book an exceptional amortization of goodwill during the second quarter 2001 relating to the goodwill of Xylan/ Packet Engine, Assured Access and Internet Devices for respectively € 848 million, € 297 million and € 136 million.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)	Combined information concerning subsidiaries consolidated using proportionate consolidation method

      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of proportionate consolidation method, summarized financial information about the Group’s share of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to investments accounted for using the proportionate consolidation method (Evolium and Alda Marine in 2001 and Evolium in 2000) have been prepared for the two years ended December 31, 2000 and 2001.

	Year ended
	December 31,

	2001	2000

	(in millions of
	euros)
Balance Sheet data
Non current assets	361	42
Current assets	53	41
Non current liabilities	178	0
Current liabilities	63	14
Income statement data
Net sales	8	0
Cost of sales	(22)	0
Income from operations	(57)	(3)
Net result	(51)	(3)
Cash flow data
Cash flow from operating activities	(38)	(31)
Cash flow from investing activities	(93)	(9)
Cash flow from financing activities	35	(33)

(10) Other information about affiliates

      Market value of Alcatel’s stake in listed equity affiliates at December 31, 2001:

	% interest	Net value	Market value

		(in millions of euros)
Thales	15.8%	292	1,029
Nexans	20.0%	81	81

      In addition dividends received in 2001 from equity affiliates amounted to € 72 million (€ 78 million for 2000).

(11)  Use of estimates in the preparation of financial statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions (such as recognition of deferred tax assets, calculation of goodwill exceptional amortization related to impairments, recognition of allowance for inventory and for doubtful accounts receivable, customer warranties and estimates on margin at completion on long-term contracts) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)  Recently issued U.S. Accounting Standards

      In June 2001, the U.S. Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, that is, it is possible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No. 16 although in some instances previously recognized intangibles will be included as part of goodwill.

      SFAS 141 requires that upon adoption of SFAS 142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

      Under SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. Had Alcatel applied SFAS 142 on January 1, 2001, Alcatel would not have recorded amortization of € 732 million related to goodwill and indefinite lived assets. Alcatel adopted SFAS 142 on January 1, 2002 and has not yet determined the impact that SFAS 142 will have on goodwill and indefinite lived intangible assets or whether a cumulative effect adjustment will be required upon adoption.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 may no longer be amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income is recognized at that time. The application of these statements for business combinations that occur after June 30, 2001 has no significant impact on Alcatel’s consolidated financial statements under U.S. GAAP as of December 31, 2001.

      In June 2001, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standard SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Alcatel does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations, its financial position or its cash flows.

      In August 2001, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fundamental provisions of SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. While it supersedes portions of APB Opinion 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

      SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively. Alcatel will adopt SFAS 144 as of January 1, 2002 and has determined that the adoption will not have a material impact on its results of operations, financial position or cash flows.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(13)  Other information

	Balance at	Charged to		Balance at
	beginning	costs and	Other	end
	of period	expenses	movements	of period

	(in millions of euros)
Valuation and qualifying accounts deducted from the related accounts
2001
Other investments and miscellaneous	444	1,026	23	1,493
Inventories	1,111	1,030	(553)	1,588
Trade receivables and related accounts	585	147	196	928
Other accounts receivable	18	3	(4)	17
2000
Other investments and miscellaneous	78	132	234	444
Inventories	798	133	180	1,111
Trade receivables and related accounts	574	(90)	100	585
Other accounts receivable	16	1	1	18
1999
Other investments and miscellaneous	131	(11)	(42)	78
Inventories	741	—	57	798
Trade receivables and related accounts	483	—	91	574
Other accounts receivable	14	1	1	16
Accrued contract costs and other reserves
2001
Accrued pensions and retirement obligations	1,292	177	(349)	1,120
Estimated losses on long-term contracts	272	191	(120)	343
Other contract costs	1,453	460	(438)	1,475
Other reserves	838	627	(242)	1,223
2000
Accrued pensions and retirement obligations	1,256	181	(145)	1,292
Estimated losses on long-term contracts	293	(21)	—	272
Other contract costs	1,278	149	26	1,453
Other reserves	913	19	(94)	838
1999
Accrued pensions and retirement obligations	1,232	(116)	139	1,256
Estimated losses on long-term contracts	315	20	(42)	293
Other contract costs	1,320	(96)	53	1,278
Other reserves	1,088	81	(256)	913

Note 39 — Subsequent events

      Subsequent to year end, the board of directors of Thales, held on March 13, 2002, approved the consolidated financial statements for the year ended December 31, 2001. Our actual share in the net income (loss) of Thales is significantly different from the forecast we used in 2001 to compute our share in net income (loss) of this equity affiliate. The difference, which is a loss amounted to approximately € 100 million, will be recorded in our consolidated income statements during the first quarter ended March 31, 2002 under the caption “Share in net income of equity affiliates”.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 40 —	Reconciliation of consolidating net income and consolidating shareholders’ equity from French GAAP to U.S. GAAP

      Consolidating financial statements provided in note 35 are prepared under French GAAP. The tables below reconcile net income and shareholder’s equity to U.S. GAAP giving effect to differences between French GAAP and U.S. GAAP that are described in note 36.

(a)  Consolidating financial information for the period ended December 31, 2001

(1)  Consolidating income statement

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net income (loss) as reported in the Consolidated Income Statement	(4,824.9)	(144.3)	6.2	(4,963.0)
Amortization of acquisition goodwill	265.0	—	—	265.0
Accounting for investments in securities	9.0	—	—	9.0
Restructuring plans	298.2	3.8	—	302.0
Income taxes	61.0	—	—	61.0
Purchased in process research and development	—	(13)	—	(13.0)
Adjustment of French pooling of interests accounting method	(581.7)	1.7	—	(580.0)
Derivative instruments and hedging activities	215.7	2.3	—	218.0
Other adjustments	(15.5)	64.5	—	49.0
Tax effect of the above adjustments	(35.5)	(2.5)	—	(38.0)
Cumulative effect of adoption of SFAS 133, net of tax	(245.4)	(1.6)	—	(247.0)

Net income (loss) according to U.S. GAAP	(4,854.1)	(89.1)	6.2	(4,937.0)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)  Net worth of the Optronics division/ Shareholders’ equity

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net worth of the division/ Shareholders’ equity as reported in the Consolidated Balance Sheets after appropriation	9,402.3	227.7	—	9,630.0
Amortization of acquisition goodwill	1,140.0	—	—	1,140.0
Accounting for investments in securities	273.0	—	—	273.0
Restructuring plans	370.2	3.8	—	374.0
Income taxes	(5.0)	—	—	(5.0)
Accounting for pre-existing stock option plans in business combinations	587.0	—	—	587.0
Adjustment of French pooling of interests accounting method	9,273.2	102.8	—	9.376.0
Derivative instruments and hedging activities	215.7	2.3	—	218.0
Other adjustments	(243.0	55.0	—	(188.0)
Tax effect of the above adjustments	(365.4	(1.6)	—	(367.0)
Minority interests	(3.0)	—	—	(3.0)
Cumulative effect of adoption of SFAS 133, net of tax	(245.4)	(1.6)	—	(247.0)

Net worth of the division/ Shareholders’ equity according to U.S. GAAP	20,399.6	388.4	—	20,788.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Consolidating financial information for the period ended December 31, 2000

(1)  Consolidating income statement

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net income as reported in the Consolidated Income Statement	1,292.7	37.5	(6.2)	1,324.0
Accounting for gains on sales of treasury stock	—	—	—	—
Amortization of acquisition goodwill	186.0	—	—	186.0
Fair value accounting for the mergers of Alcatel with subsidiaries (amortization of acquisition goodwill)	—	—	—	—
Acquisition goodwill charged against shareholders’ equity	—	—	—	—
Accounting for investments in securities	(11.0)	—	—	(11.0)
Restructuring plans	(188.7)	(0.3)		(189.0)
Accounting for the acquisition of the 30% stake in Alcatel n.v.	—	—	—	—
Income taxes	(1.0)	—	—	(1.0)
Accounting for disposal of Cegelec and Alstom	—	—	—	—
Accounting for Thomson-CSF’s investment	—	—	—	—
Purchased in process research and development	(910.0)	—	—	(910.0)
Adjustment of French pooling of interests accounting method	(860.0)	—	—	(860.0)
Other adjustments	(178.0)	(6.0)	—	(184.0)
Tax effect of the above adjustments	163.9	0.1	—	164.0

Net income (loss) according to U.S. GAAP	(506.1)	31.3	(6.2)	(481.0)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)  Net worth of the Optronics division / Shareholders’ equity

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net worth of the division/ Shareholders’ equity as reported in the Consolidated Balance Sheets	14,029.7	337.5	(6.2)	14,361.0
Amortization of acquisition goodwill	919.0	—	—	919.0
Fair value accounting for the mergers of Alcatel with subsidiaries (acquisition goodwill)	—	—	—	—
Acquisition goodwill charged against shareholders’ equity	—	—	—	—
Accounting for investments in securities	1,051.0	—	—	1,051.0
Restructuring plans	43.0	—	—	43.0
Accounting for the acquisition of the 30% stake in Alcatel n.v.	—	—	—	—
Income taxes	(144.0)	—	—	(144.0)
Accounting for disposal of Cegelec and Alstom	91.0	—	—	91.0
Accounting for Thomson-CSF’s investment	—	—	—	—
Accounting for pre-existing stock option plans in business combinations	909.0	—	—	909.0
Adjustment of French pooling of interests accounting method	9,823.0	—	—	9,823.0
Other adjustments	(291.0)	(8.0)	—	(299.0)
Tax effect of the above adjustments	(611.8)	0.8	—	(611.0)
Minority interests	(3.0)	—	—	(3.0)

Net worth of the division/ Shareholders’ equity according to U.S. GAAP	25,815.9	330.3	(6.2)	26,140.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Consolidating financial information for the period ended December 31, 1999

(1)  Consolidating income statement

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net income as reported in the Consolidated Income Statement	628.3	16.1	(0.4)	644.0
Accounting for long-term contracts	—	—	—	—
Accounting for gains on sales of treasury stock	—	—	—	—
Amortization of acquisition goodwill	196.0	—	—	196.0
Fair value accounting for the mergers of Alcatel with subsidiaries (amortization of acquisition goodwill)	—	—	—	—
Acquisition goodwill charged against shareholders’ equity	—	—	—	—
Accounting for investments in securities	(2.0)	—	—	(2.0)
Restructuring plans	(71.6)	(0.4)	—	(72.0)
Accounting for the acquisition of the 30% stake in Alcatel n.v.	—	—	—	—
Income taxes	9.0	—	—	9.0
Accounting for disposal of Cegelec and Alstom	—	—	—	—
Accounting for Thomson-CSF’s investment	—	—	—	—
Purchased in process research and development	—	—	—	—
Adjustment of French pooling of interests accounting method	(153.0)	—	—	(153.0)
Other adjustments	(148.9)	0.9	—	(148.0)
Tax effect of the above adjustments	(24.8)	(0.2)	—	(25.0)

Net income according to U.S. GAAP	433.0	16.4	(0.4)	449.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)  Net worth of the Optronics division / Shareholders’ equity

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Net worth of the division/ Shareholders’ equity as reported in the Consolidated Balance Sheets	11,476.4	56.7	(1.1)	11,532.0
Amortization of acquisition goodwill	991.0	—	—	991.0
Fair value accounting for the mergers of Alcatel with subsidiaries (amortization of acquisition goodwill)	—	—	—	—
Acquisition goodwill charged against shareholders’ equity	—	—	—	—
Accounting for investments in securities	1,142.0	—	—	1,142.0
Restructuring plans	234.7	0.3	—	235.0
Accounting for the acquisition of the 30% stake in Alcatel n.v.	—	—	—	—
Income taxes	(156.0)	—	—	(156.0)
Accounting for disposal of Cegelec and Alstom	(124.0)	—	—	(124.0)
Accounting for Thomson-CSF’s investment	—	—	—	—
Accounting for pre-existing stock option plans in business combinations	341.0	—	—	341.0
Adjustment of French pooling of interests accounting method	2,324.0	—	—	2,324.0
Other adjustments	(251.4)	(1.6)	—	(253.0)
Tax effect of the above adjustments	(262.4)	0.4	—	(262.0)
Minority interests	(3.0)	—	—	(3.0)

Net worth of the division/ Shareholders’ equity according to U.S. GAAP	15,712.3	55.8	(1.1)	15,767.0

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Alcatel

      We have audited the accompanying combined balance sheets of the Optronics division of Alcatel (the “Optronics division” — See Note 1.1 to the combined financial statements) as of December 31, 2001, 2000 and 1999, and the related combined statements of income, statements of cash flows and changes in net worth of the Optronics division for each of the three years in the period ended December 31, 2001, all expressed in euros. These financial statements are the responsibility of the Optronics division’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      The Optronics division is an integrated business unit of Alcatel; consequently as indicated in Note 1.1, these combined financial statements have been prepared from the accounting records of Alcatel and reflect certain allocations for services performed for the Optronics division of Alcatel.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Optronics division as of December 31, 2001, 2000 and 1999 and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in France.

      Without calling into question the opinions expressed above, we wish to draw your attention on the changes in the method described in the Note 1.2(i) to the combined financial statements related to the change in evaluation and presentation of the provisions for the pension and retirement indemnities that occurred in 1999.

      Accounting practices used by the division in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of combined net income and net worth of the Optronics division to U.S. generally accepted accounting principles is set forth in Notes 21 and 22 of the Notes to the combined financial statements.

/s/ CHRISTIAN CHIARASINI

BARBIER FRINAULT & AUTRES

Member Firm of Andersen Worldwide

Neuilly-sur-Seine, France
January 31, 2002

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED INCOME STATEMENTS

	Note	2001(a)	2001	2000	1999

		(in millions)
Net sales	(3)	$418.7	€470.4	€432.3	€177.1
Cost of sales		(381.0)	(428.0)	(276.8)	(114.6)

Gross profit		37.7	42.4	155.5	62.5
Administrative and selling expenses		(34.7)	(39.0)	(24.3)	(13.0)
Research & Development expenses		(55.2)	(62.0)	(36.1)	(24.9)

Income (loss) from operations	(4)	(52.2)	(58.6)	95.1	24.6
Financial income (loss)	(5)	(5.1)	(5.8)	(0.4)	(0.1)
Restructuring costs		(6.7)	(7.5)	—	—
Other revenue (expense)	(6)	(19.1)	(21.5)	0.1	(0.9)

Income (loss) before taxes and amortization of goodwill		(83.1)	(93.4)	94.8	23.6
Income tax	(7)	23.4	26.3	(32.9)	(7.5)
Amortization of goodwill		(68.7)	(77.2)	(2.9)	—
Purchased R&D		—	—	(21.5)	—

Net income (loss)		$(128.4)	€(144.3)	€37.5	€16.1

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1=$0.8901 on December 31, 2001.

The accompanying notes are an integral part of these combined financial statements

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED BALANCE SHEETS

ASSETS

	Note	2001(a)	2001	2000	1999

		(in millions)
Goodwill, net	(2)	$51.7	€58.1	€132.4	€—
Other intangible assets, net		10.8	12.1	22.7	0.7
Intangible assets, net		62.5	70.2	155.1	0.7
Property, plant and equipment	(8)	325.3	365.5	162.2	72.3
Less accumulated depreciation	(8)	(91.3)	(102.6)	(54.6)	(37.6)
Property, plant and equipment, net		234.0	262.9	107.6	34.7
Other investments		0.7	0.8	—	—
TOTAL NON-CURRENT ASSETS		297.2	333.9	262.7	35.4
Inventories and work-in-progress, net	(9)	53.8	60.4	131.0	42.8
Trade receivables and related accounts, net	(10)	63.6	71.5	91.7	42.1
Other accounts receivable	(11)	110.8	124.5	41.6	10.1

Accounts receivable, net		174.4	196.0	133.3	52.2
Cash Pooling — Alcatel current account
(maturity not less than three months)		—	—	—	6.1
Cash Pooling — Alcatel current account (maturity less than three months)		14.2	16.0	46.7	4.2
Marketable securities net		1.7	1.9	2.1	—
Cash		2.7	3.0	0.4	0.1
Cash and cash equivalents		18.6	20.9	49.2	4.3

TOTAL CURRENT ASSETS		246.8	277.3	313.5	105.4

TOTAL ASSETS		$544.0	€611.2	€576.2	€140.8

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1=$0.8901 on December 31, 2001.

The accompanying notes are an integral part of these combined financial statements

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

		After
	Note	Appropriation

			Appropriation

			Before

		2001(a)	After
			2001		2000	1999

					After	After
					Appropriation	Appropriation

	(in millions)
Funds allocated by Alcatel		$326.3	€366.6	€366.6	€332.9	€78.4
Accumulated net profits (losses)		(125.9)	(141.4)	(144.3)	2.9	(25.1)
Cumulative translation adjustment		4.8	5.4	5.4	1.7	3.4

TOTAL NET WORTH OF THE OPTRONICS DIVISION		205.2	230.6	227.7	337.5	56.7
Accrued pension and retirement obligations	(12)	2.3	2.6	2.6	2.1	1.6
Other reserves	(13)	33.2	37.3	37.3	19.0	13.1

TOTAL RESERVES FOR LIABILITIES AND CHARGES		35.5	39.9	39.9	21.1	14.7

Cash pooling — Alcatel current account		142.0	159.5	159.5	17.1	—
Other borrowings		40.4	45.4	45.4	19.0	4.7

TOTAL FINANCIAL DEBT	(14)	182.4	204.9	204.9	36.1	4.7

Advances from customers	(15)	0.2	0.2	0.2	0.1	0.1
Trade payables and related accounts		87.1	97.8	97.8	119.3	34.9
Other payables	(16)	33.6	37.8	40.7	62.1	29.7

TOTAL OTHER LIABILITIES		120.9	135.8	138.7	181.5	64.7

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION		$544.0	€611.2	€611.2	€576.2	€140.8

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1=$0.8901 on December 31, 2001.

The accompanying notes are an integral part of these combined financial statements

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED STATEMENTS OF CASH FLOWS

	2001(a)	2001	2000	1999

	(in millions)
Cash flows from operating activities
Net income (loss)	$(128.4)	€(144.3)	€37.5	€16.1
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net*	113.8	127.8	42.3	8.2
Changes in reserves for pension obligations, net	0.4	0.5	0.4	0.8
Changes in other reserves, net	103.8	116.6	7.8	1.1
Net (gain) loss on disposal of non-current assets	4.6	5.2	—	—
Other		—	—	—

Working capital provided by operations	94.2	105.8	88.0	26.2
Net change in current assets and liabilities:
(Increase) Decrease in accounts receivable	32.0	(35.9)	(78.1)	(12.3)
(Increase) Decrease in inventories	19.9	(22.4)	(88.5)	(5.3)
Increase (Decrease) in accounts payable and accrued expenses	66.2	(74.4)	114.2	5.4
Changes in reserves on current assets, net**	—	—	—	—

Net cash provided (used) by operating activities	(23.9)	(26.9)	35.6	14.0
Cash flows from investing activities
Proceeds from disposal of fixed assets	0.3	0.3	—	—
Capital expenditures	121.6	(136.6)	(72.3)	(14.7)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	93.2	(104.7)	(184.5)	—
Decrease (increase) in Alcatel current account (maturity more than three months)	—	—	6.1	12.2

Net cash provided (used) by investing activities	(214.5)	(241.0)	(250.7)	(2.5)

Net cash flows after investing activities	(238.4)	(267.9)	(215.1)	11.5
Cash flows from financing activities
Increase in short-term debt	126.7	142.3	17.4	—
Increase in long-term debt	0.7	0.8	0.8	—
Principal payment under capital lease obligation	(1.7)	(1.9)	(1.3)	(1.0)
Proceeds from issuance of Alcatel Optronics France shares	94.6	106.3	245.0	—
Funds allocated by Alcatel	—	—	9.6	(3.0)
Dividends paid by Alcatel Optronics France	(8.5)	(9.5)	(11.5)	(11.0)

Net cash provided (used) by financing activities	211.8	238.0	260.0	(15.0)
Net effect of exchange rate changes	1.4	1.6	—	—
Net increase (decrease) in cash and cash equivalents	(25.2)	(28.3)	44.9	(3.5)
Cash and cash equivalents at beginning of year	43.8	49.2	4.3	7.8
Cash and cash equivalents at end of year	$18.6	€20.9	€49.2	€4.3

Income taxes paid amounted to €14.0 million in 2001, € 16.2 million in 2000 and 6.5 million in 1999. Interest paid amounted to €8.4 million in 2001, € 1.3 million in 2000 and € 0.5 million in 1999.

*	Of which an exceptional amortization of the goodwill and acquired technology of Alcatel Optronics Canada in 2001(€ 70.0 million and € 7.9 million, respectively) and purchased R&D relative to the acquisition of Innovative Fibers in 2000: € 21.5 million.

**	included in the line « changes in other reserves, net »

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $0.8901 on December 31, 2001.

The accompanying notes are an integral part of these combined financial statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED STATEMENT OF CHANGES IN NET WORTH OF THE OPTRONICS DIVISION

	Funds	Accumulated	Cumulative	Total net
	allocated by	net	Translation	worth of
	Alcatel	profits/losses	Adjustment	the Division

	(in millions of euros)
Balance at January 1, 1999	€81.6	(29.7)	1.2	53.1
Net income	—	16.1	—	16.1
Funds allocated by Alcatel	(3.2)	—	—	(3.2)
Translation adjustment of the year	—	—	2.2	2.2
Dividends	—	(11.5)	—	(11.5)

Balance at December 31, 1999	€78.4	(25.1)	3.4	56.7
Net income	—	37.5	—	37.5
Funds allocated by Alcatel	254.5	—	—	254.5
Translation adjustment of the year	—	—	(1.7)	(1.7)
Dividends	—	(9.5)	—	(9.5)

Balance at December 31, 2000	€332.9	2.9	1.7	337.5
Net income (loss)	—	(144.3)	—	(144.3)
Funds allocated by Alcatel	105.9	—	—	105.9
Kymata’s goodwill charged to the net worth	(72.2)	—	—	(72.2)
Translation adjustment of the year	—	—	3.7	3.7

Balance at December 31, 2001 before appropriation	€366.6	€(141.4)	€5.4	€230.6
Balance at December 31, 2001 before appropriation(a)	$326.3	$(125.9)	$4.8	$205.2

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 0.8901 on December 31, 2001.

The accompanying notes are an integral part of these combined financial statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of presentation and summary of accounting policies

1.1 — Basis of presentation

      As authorized by the shareholders of Alcatel, the board of directors of Alcatel issued 16,500,000 Alcatel Class O shares on October 20, 2000. The dividends paid on these Alcatel Class O shares are based on the separate performance of the Optronics division of Alcatel.

      The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business:

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

•	Alcatel Optronics UK (ex Kymata), a U.K. company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands.

      The Optronics division designs, manufactures and sells high-performance optical chips, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. It is a business division of Alcatel, operating in its Optics segment. The Optronics division offers four product lines of active components: discrete modules, which include DWDM lasers, detectors and optical routing modules; pump modules for both submarine and terrestrial networks; optical amplifier subsystems; and optical interface sub-systems. The Optronics division also offers a product line for passive components, including filters using Fiber Bragg Grating (FBG) technology, multiplexers and other passive devices using Arrayed Waveguide Grating (AWG) technology. The Optronics division sells to Alcatel units and other major system manufacturers.

      These combined financial statements reflect the results of operations, financial position and changes in net worth of the Optronics division and cash flows of the Optronics division as if these combined businesses were a separate entity under French law for all periods presented. The combined financial statements of the Optronics division should be read in conjunction with the audited consolidated financial statements of Alcatel.

      The combined financial statements of the Optronics division were prepared in accordance with French GAAP in accordance with the by-laws of Alcatel regarding the Class O shares. The combined financial statements of the Optronics division reflect the assets, liabilities, revenues, expenses and cash flow directly attributable to the Optronics division, as well as certain allocations and attributions, to present the financial position, results of operations and cash flows of the Optronics division as if it were a separate entity.

      The allocation methodology is described below and elsewhere within the appropriate notes to the combined financial statements. Management believes that the allocation methodologies applied are reasonable.

      The combined financial statements are prepared on the basis of the historical accounts of the entities included in the Optronics division and certain allocations of costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since its implementation on September 20, 2000. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts, except the financing of Alcatel Optronics USA from July 1, 2000 and Research and Development allocations for 2000 as described below. The following analysis sets forth the

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

Cash management and allocation policies

      For the purpose of the preparation of these combined financial statements, the capital structure of the Optronics division:

•	has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained. As disclosed in Note 18(a) to the notes to the combined financial statements, Alcatel Central Treasury offered Alcatel Optronics France the possibility to invest its surplus cash and access to short-term and long-term financing.

•	for the U.S. entity, Alcatel Optronics USA, any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected in the combined financial statements for this entity. This is consistent with its initial debt-free financial position at its formation at the end of June 2000. Ever since, Alcatel Optronics USA maintains separate cash accounts and records the related financial interests and revenues.

•	has been based on the current capital structures and financial positions of Alcatel Optronics Canada and Alcatel Optronics UK.

      Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

      Alcatel Central Treasury and Alcatel Optronics France continued with their existing agreement and its terms remained unchanged, while Alcatel Optronics USA and Alcatel USA Sourcing LP have entered into a similar agreement since July 1, 2000. The principles of the Basic Intercompany Agreement apply to any company further acquired and included in the Optronics division perimeter since September 20, 2000. As a result, Alcatel Optronics Canada and Alcatel Canada, Inc., and Alcatel Optronics UK and Alcatel UK Ltd have also entered into similar agreements since their respective acquisition dates.

      Funds required by the Optronics division for its current and future capital expenditures or business acquisitions are and will be subject to the approval and budget procedures of Alcatel.

Costs of sales

      € 2.6 million, € 2.4 million, € 1.1 million included in costs of sales for 2001, 2000 and 1999, respectively, resulted from allocation of common expenses.

      Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and amount of fixed assets and inventories for property taxes.

      Subsequent to the implementation of the Basic Intercompany Agreement and the creation of Alcatel Optronics USA, Alcatel Sourcing L.P. invoiced such costs to Alcatel Optronics USA based on the provisions of an agreement that reflects the allocation criteria described above.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Administrative & selling expenses

      € 7.5 million, € 6.2 million, € 3.2 million included in administrative and selling expenses for 2001, 2000 and 1999, respectively, resulted from allocation of common expenses.

      Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with Alcatel’s allocation of the costs among its various businesses generally based on turnover.

Research and development

      Prior to 2000, Research and Development (“R&D”) activities carried out by Alcatel related to the Optronics business and used by the Optronics division (€ 6.7 million in 1999) have been allocated to the Optronics division, net of any funding already recorded by the Optronics division, to the Alcatel Research Center.

      Such allocation was made in identifying the individual R&D projects directly related to the Optronics business and considering costs incurred (principally personnel expenses) for each of those projects.

      For the fiscal years after 2000, Alcatel and the Optronics division have entered into a frame research & development agreement that defines how Alcatel will perform R&D related to the business of the Optronics division. The R&D projects will be divided into separate categories:

•	Short-term research: The amount for the short-term research will be renegotiated annually, based on the R&D projects agreed between Alcatel and the Optronics division. The amount for 2000 is agreed at € 6.1 million and will remain constant during the next three years.

•	Long and medium-term research: the Optronics division will participate to the financing of the long-and medium-term research through a payment of 1% of its annual net sales (net of certain intragroup purchases). These payments become due for the period starting on January 1, 2001.

•	Ad hoc research programs: the Optronics division and Alcatel will negotiate dedicated contracts project by project.

      As a result of the implementation of the frame research & development agreement, the Optronics division paid to Alcatel € 9.6 million in 2001 and € 6.1 million in 2000.

Income tax

      Income tax for each of the combined entities has been determined as if each were a separate entity and reflects tax credits associated with losses attributable to the entities of the Optronics division when it is more likely than not that the tax benefit will be realized. See Note 7 to the notes to the combined financial statements.

      As disclosed in the Basic Intercompany Agreement as discussed below, tax agreements concluded between Alcatel on one hand, and Alcatel Optronics France and Alcatel Optronics USA on the other hand, enable them to pay Alcatel an amount equivalent to the income tax that such entities would have paid if they were independent. However, Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, such entities are paying their own income tax, if any, directly to the local authorities.

Basic intercompany agreement

      On September 20, 2000, Alcatel and the Optronics division entered into a Basic Intercompany Agreement which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to:

•	the ownership and use of intellectual property,

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

•	the allocation of research and development resources and costs,

•	the purchase of the Optronics division’s products by Alcatel,

•	the supply of support services by Alcatel to the Optronics division,

•	the supply of treasury services by Alcatel to the Optronics division,

•	the allocation of taxes, and

•	competition between Alcatel and the Optronics division.

      Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into Implementation Agreements covering each of the subjects listed above. According to the Basic Intercompany Agreement, the Implementation Agreements must contain terms and conditions that in all material respects are commercially reasonable and comparable to those that would be entered into between independent parties, taking into consideration the relative size and importance of the commercial relationship between the parties at the time of the agreement.

      The terms of the Basic Intercompany Agreement may only be amended or modified with prior approval by a general meeting of all of Alcatel’s shareholders, voting together as a single class, and a special meeting of the holders of the Class O shares voting as a separate class.

      Other than to the extent expressly provided in the Basic Intercompany Agreement and in the by-laws of Alcatel, it is the general policy of the board of directors of Alcatel that all material matters between the Optronics division and Alcatel and its subsidiaries are to be resolved in accordance with French law in a manner determined by the board of directors of Alcatel to be in the best interests of Alcatel, taking into consideration the interests of all of its shareholders.

      Except as explicitly covered in the Basic Intercompany Agreement, management and allocation policies and accounting principles applicable to the preparation of the financial statements of the Optronics division may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the board of directors of Alcatel without approval of the shareholders. Any determination of the board of directors of Alcatel to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate effects upon holders of the Class O shares and holders of Class A shares of Alcatel, would be made by the board of directors of Alcatel in its good faith business judgment of Alcatel’s best interests, taking into consideration the interests of all shareholders.

      Although the board of directors has no present plans to modify, rescind or change such policies, any future change in these policies, if not required by appropriate authority, will have to be preferable to the policy in place and will be disclosed and accounted for in accordance with generally accepted accounting principles in France.

      Earnings per share is only presented in Alcatel’s consolidated financial statements and is not presented in the separate combined financial statements of the Optronics Division, as Class O shareholders are not shareholders of any entity included in the Optronics Division.

1.2 — Summary of accounting policies

      The combined financial statements of the Optronics division are presented in accordance with French generally accepted accounting principles. Since January 1, 1999, Alcatel and the Optronics division has been complying with the “New principles and methodology relative to consolidated financial statements” Regulation 99-02 approved by decree dated June 22, 1999 of the “Comité de Réglementation Comptable”. Such change did not have any effect on the 1999 financial statements of the Optronics division.

      The combined financial statements of the Optronics division comply with the essential accounting principles described hereafter.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      All significant transactions and balances within the Optronics division are eliminated.

(a)  Translation of financial statements denominated in foreign currencies

      The balance sheets of non-French entities are translated into euro at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in the net worth of the Optronics division.

(b) Translation of foreign currency transactions

      Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.

(c)  Research and development expenses

      These costs are recorded as expenses for the year in which they are incurred.

      In connection with the treatment of acquisitions, the Optronics division may allocate a significant portion of the purchase price to in-process research and development projects.

      In estimating the fair value of in-process research and development for an acquisition, the division may consider present value calculations of income, project accomplishments and any remaining outstanding items, the overall contribution of the project to the division, as well as the project risks.

      The revenue projection the Optronics division usesto value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the division and its competitors. Net cash flows from such projects are based on management’s estimates of cost of sales, operating expenses, and income taxes from such projects.

      The value assigned to purchased in-process research and development is determined by discouting the net cash flows to their present value. The selection of the discount rate is based on consideration of the division’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

      This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development costs already incurred, and the projected cost to complete the projects.

      If as of the date of an acquisition, the development of the in-process research and development projects has not yet reached technological feasibility and the research and development in progress has no alternative future uses, the value allocated to these projects is capitalized and immediately expensed at acquisition.

(d) Intangible assets

      Goodwill is amortized using the straight-line method over a period of twenty years.

      Whenever events or changes in the market indicate a risk of impairment of goodwill, a detailed review is carried out to determine whether the carrying amount of such an asset remains lower than its estimated fair value. If necessary, an exceptional amortization is accounted for to reduce its carrying amount to its estimated fair value.

      Other intangible assets, which include acquired software and licenses, are amortized over their economic useful life, which does not exceed three years for acquired software.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(e)  Property, plant and equipment

      Property, plant and equipment are valued at historical cost. Depreciation, using primarily the straight-line method, is generally calculated over the following useful lives:

Industrial buildings, plant and equipment
— infrastructure and fixtures	5-10 years
— equipment and tools	3-10 years
— small equipment and tools	3 years

      Fixed assets acquired through capital lease arrangements are capitalized and include the lease agreement concluded with Société Immobilière Vélizy-Nozay, an affiliate of Alcatel (see Note 18, “Related party transaction”).

(f)  Investments

      Investments are stated at the lower of historical cost or fair value, assessed investment by investment, taking into consideration the diversity of the activities they represent.

(g)  Inventories

      Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

(h) Cash and cash equivalents

      Cash and cash equivalents comprise cash deposit to Alcatel’s cash pooling account having a maturity of less than three months and which are liquid and transferable (see Note 18, “Related party transactions”), as well as cash on hand and marketable securities. These items are valued at the lower of cost or market value.

(i)  Pension and retirement obligations

      In accordance with the laws and practices of each country, the Optronics division participates in employee benefit plans by offering early retirement benefits and special termination benefits.

      For defined benefit pension plans, liabilities and prepaid expenses are determined from January 1, 1999 as follows:

—	using the Projected Unit Credit Method (with projected final salary);

—	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

      The effect of the change as of January 1, 1999 between the reserves calculated in accordance with the above mentioned accounting rules and the reserves calculated according to local accounting standards has been recorded under the caption “other revenue (expense)” in the 1999 income statement.

      Furthermore, the financial component of the periodic benefit cost (interest cost after deduction of return on plan assets) has been shown, since January 1, 1999, in the “Financial income (loss)” (see Note 5 to the combined financial statements) rather than in the “Income from operations”.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(j)  Reserves for restructuring

      Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by Alcatel management and have been announced before approval of the financial statements. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked, retraining costs of terminated employees, shut-down of facilities and write-off of fixed assets, inventories and other assets.

(k) Deferred taxation

      Deferred income taxes are computed under the liability method for all temporary differences arising between taxable income and accounting income, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change has been enacted.

      Deferred income tax assets are recorded in the balance sheet when it is more likely than not that the tax benefit will be realized in the future

(l)  Revenue recognition

      Sales of equipment are recognized upon shipment to customers, which transfers risks and rewards of ownership. A 12-month warranty is generally granted to customers and this obligation is provided for when a sale is recognized. Net sales represent sales and revenues, net of value added taxes (VAT).

(m) Financial instruments

      The Optronics division uses forward exchange contracts to manage and reduce its exposure to fluctuations in foreign currency exchange rates. These forward exchange contracts are contracted with Alcatel Central Treasury as further described in Note 18 — “Related Party Transactions”. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the corresponding gains and losses for the hedged item; otherwise, changes in the market value of these instruments are recognized in the period of change.

(n) Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, such as recognition of deferred tax assets, calculation of goodwill exceptional amortization related to impairment, recognition of allowance for inventory and doubtful accounts receivable and customer warranties, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 — Changes in the combined companies

(a)  Acquisition of Innovative Fibers in 2000

      On August 1, 2000, the Optronics division acquired 100% of Innovative Fibers, Inc., a Canadian company specializing in passive devices, for U.S. $ 175 million (€ 188.8 million) in cash. The total cost of acquisition amounted to € 190.2 million, valued at the exchange rate on the date of acquisition.

      Innovative Fibers Inc. has been consolidated since August 1, 2000 in Alcatel’s consolidated financial statements and subsequently has been renamed Alcatel Optronics Canada.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      In connection with the transaction, certain key-employees of Innovative Fibers entered into three-year employment contracts. In addition, three-year retention mechanisms were put into place in order to retain key employees of Innovative Fibers.

      The cost of acquisition of Innovative Fibers was allocated to assets acquired and liabilities assumed. The major assets acquired include:

•	€ 21.5 million of in process Research & Development, which was allocated to such projects according to the methodology described in Note 2.1 (c) to the combined financial statements. This amount was expensed in the fiscal year 2000.

•	€ 22.6 million of acquired technology. This intangible asset is depreciated over 7 years.

      The unallocated portion of the cost of acquisition was recorded as goodwill for € 138.6 million and is amortized over 20 years. However, in accordance with the principle described in Note 1.2 (d), an exceptional amortization of goodwill (€ 70.0 million) and acquired technology (€ 7.9 million) was recorded in 2001 to reflect the material change in market conditions affecting this business.

(b) Acquisition of Kymata Ltd in 2001

      On September 21, 2001, Alcatel acquired 100% of Kymata Ltd, a UK company specializing in planar technology for high-end passive optical components. Kymata Ltd, which was renamed Alcatel Optronics UK, has been consolidated since September 30, 2001 in Alcatel’s consolidated financial statements.

      On November 8, 2001, Alcatel transferred its investment in Alcatel Optronics UK to Alcatel Optronics France in exchange for a note that has been repaid through the issuance of new Alcatel Optronics France shares to Alcatel.

      The acquisition has been accounted for under the French pooling-of-interests method (“méthode dérogatoire”) both in the consolidated financial statements of Alcatel and in the combined financial statements of the Optronics division. The difference between the assets and liabilities acquired at their net book values and the stock purchase price has been deducted from the net worth of the Division.

      Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all of the outstanding shares of Kymata. Based on the average opening prices of the shares for the 20 trading days ending September 21, 2001, the total cost of the acquisition including acquisition costs was € 108.3 million.

      The obligations of Kymata related to its stock option plans will be covered by the grant of Alcatel Class O shares. Each stock option granted by Kymata will be exchanged against 0.00671 Alcatel Class O share.

      Prior to the transaction, certain key employees entered into bonus contracts to be paid in case of a sale or an initial public offering of Kymata, provided the employee remains employed by the acquiring firm from one to three years.

Pro forma financial information (unaudited)

      The table below presents pro forma combined financial data for the Optronics division as if the acquisition of Kymata Ltd had occurred on January 1, 2001.

      The unaudited pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operation which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

2001

(in millions
of euro)
Net sales	481.9
Income from operations	(92.5)
Income before tax and amortization of goodwill	(140.7)
Net income	(192.9)

Note 3 — Information by geographical area and concentration

      The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

						United
		United		Rest of	Total	States of
	France	Kingdom	Italy	Europe	Europe	America	Canada	Asia	Total

	(in millions of euro, except for staff count)
2001
Net sales
By entity location	337.6	2.2	—	—	339.8	118.1	12.5	—	470.4
By geographical market	40.5	154.7	79.9	7.9	283.0	158.9	5.3	23.2	470.4
Income from operations	(45.7)	(12.6)	—	—	(58.3)	4.6	(4.9)	—	(58.6)
Property, plant and equipment, net	168.9	45.1	—		214.0	20.1	28.8	—	262.9
Total assets	398.7	55.9	—	—	454.6	54.2	102.4	—	611.2
Staff	1,124	284	—	—	1,408	185	203	—	1,796
2000
Net sales
By entity location	286.7	—	—	—	286.7	136.4	9.2	—	432.3
By geographical market	28.1	161.4	46.4	9.8	245.7	168.4	1.2	17.0	432.3
Income from operations	78.1	—	—	—	78.1	14.2	2.8	—	95.1
Property, plant and equipment, net	79.4	—	—	—	79.4	8.9	19.3	—	107.6
Total assets	319.1	—	—	—	319.1	77.0	180.1	—	576.2
Staff	863	—	—	—	863	158	407	—	1,428
1999
Net sales
By entity location	141.7	—	—	—	141.7	35.4	—	—	177.1
By geographical market	7.8	71.9	39.5	3.2	122.4	49.0	—	5.7	177.1
Income from operations	22.7	—	—	—	22.7	1.9	—	—	24.6
Property, plant and equipment, net	30.4	—	—	—	30.4	4.3	—	—	34.7
Total assets	125.2	—	—	—	125.2	15.6	—	—	140.8
Staff	521	—	—	—	521	68	—	—	589

The above information is analyzed by entity location, except for net sales which are also analyzed by geographical market.

     Alcatel and its subsidiaries represent a significant portion of the Optronics division’s sales (82%, 67% and 82% of net sales in 2001, 2000 and 1999 respectively).

      The key raw materials that the Optronics division uses in the manufacturing of its products tend to be available from only a small number of suppliers. In order to avoid over-reliance on any single source, as a general policy, the Optronics division seeks to have at least two suppliers qualified for each raw material that it uses. Exceptions to this policy may exist when new products are brought to market. Because of the need to get new products to market quickly, the Optronics division will initially work with single suppliers before later qualifying alternate sources.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 4 — Income from operations

      Income from operations includes amortization and depreciation, research and development expenses, pension costs and employee profit sharing.

      Shipping and handling costs are included in cost of sales.

      Expenses relating to all research and development work of a general nature, undertaken by the Optronics division, do not include specific studies made at the request of customers.

Note 5 — Financial income (loss)

	2001	2000	1999

	(in millions of euro)
Net interest (expense) income	(4.0)	1.0	0.4
Net exchange gain (loss)	(1.1)	(0.8)	—
Capital lease obligations	(0.5)	(0.5)	(0.4)
Financial components of the pension costs	(0.2)	(0.1)	(0.1)

Net financial income (loss)	(5.8)	(0.4)	(0.1)

Note 6 — Other revenue (expense)

	2001	2000	1999

	(in millions of euro)
Other (net)*	(21.5)	0.1	(0.9)

Total	(21.5)	0.1	(0.9)

*	of which € 33.0 million relates to order cancellation indemnities (see Note 18 — Related party transactions), € (36.0) million relates to exceptional write-off on inventories, € (7.9) million relates to exceptional amortization of the acquired technology of Alcatel Optronics Canada and € (9.6) million relates to exceptional depreciation of fixed assets.

Note 7 — Income tax

  France

      Since 1987, a tax consolidation system allows French parent companies to include and deduct from their own taxable income the taxable income and losses of their 95% or more owned French subsidiaries (the “Alcatel Tax Consolidation Group”). Starting from January 1, 1997, Alcatel’s consolidated taxable income includes Alcatel Optronics France’s taxable income based on the provisions of this tax consolidation system.

      Alcatel Optronics France is required to file a separate tax return and pay Alcatel any tax normally payable to the tax authorities. When the parent company incurs a consolidated tax loss, the amount paid by the subsidiaries is not required to be reallocated to the profit-making tax consolidated subsidiaries.

  Foreign subsidiaries

      Alcatel Optronics USA contributes to the consolidated taxable income of Alcatel USA. Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, they are paying their own income tax, if any, to the local authorities.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(a)  Analysis of income tax charge

	2001	2000	1999

	(in millions of euro)
Current income tax credit (charge)	5.7	(35.2)	(9.8)
Deferred income tax credit, net	20.6	2.3	2.3

Income tax	26.3	(32.9)	(7.5)

(b) Effective income tax rate

      The effective income tax rate can be analyzed as follows:

	2001	2000	1999

	(in millions of euro, except
	for %)
Income (loss) before taxes	(93.4)	94.8	23.6
Average income tax rate	34.1%	37.3%	39.9%

Expected tax charge	31.8	(35.4)	(9.4)

Impact of:
— Reduced taxation of certain revenues	—	—	—
— Utilization/ creation of tax losses carryforwards	—	—	—
— Tax credit	6.1	2.4	1.3
— Other permanent differences	(11.6)	0.1	0.6
Actual income tax charge	26.3	(32.9)	(7.5)

Effective tax rate	(28.1)%	34.7%	31.8%

      Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each entity, divided by combined income before taxes.

      Deferred taxes that were not recognized because of their uncertain recovery amounted to € 5.9 million at December 31, 2001.

(c)  Deferred tax balances

      Deferred tax (liabilities) assets are included in the following captions of the combined balance sheet:

	2001	2000	1999

	(in millions of euro)
Other accounts receivable
— current assets	31.5	9.7	5.9
— non-current assets	4.8	1.0	0.9

Total*	36.3	10.7	6.8

Other payables
— current liabilities	(0.5)	(2.5)	(1.8)
— non-current liabilities	(6.7)	(3.2)	(2.2)

Total**	(7.2)	(5.7)	(4.0)

Net deferred tax (liabilities) assets	29.1	5.0	2.8

*	See Note 11.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

**	See Note 16.

Note 8 — Property, plant and equipment

(a)  Change in property, plant and equipment

	Gross value

		Plant
		equipment
	Buildings	and tools	Other	Total

	(in millions of euro)
December 31, 1998	8.8	41.1	11.1	61.0

Additions	—	12.6	1.3	13.9
Disposals	—	(3.8)	(0.1)	(3.9)
Other movements*	—	1.6	(0.3)	1.3
December 31, 1999	8.8	51.5	12.0	72.3

Additions	10.0	49.9	18.4	78.3
Disposals	—	(0.7)	—	(0.7)
Changes in perimeter	1.7	10.3	0.3	12.3
Other movements*	—	(0.4)	0.4	—
December 31, 2000	20.5	110.6	31.1	162.2

Additions	20.3	109.8	20.3	150.4
Disposals	(1.2)	(11.3)	(0.4)	(12.9)
Changes in perimeter	17.8	40.4	5.5	63.7
Other movements*	0.3	1.5	0.3	2.1
December 31, 2001	57.7	251.0	56.8	365.5

*	Including translation adjustments.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(b) Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

		Plant
		equipment
	Buildings	and tools	Other	Total

	(in millions of euro)
December 31, 1998	3.7	21.2	8.3	33.2

Depreciation charge	1.0	4.0	0.8	5.8
Write-backs*	—	(3.8)	—	(3.8)
Other movements**	—	1.5	—	2.4
December 31, 1999	4.7	22.9	10.0	37.6

Depreciation charge	1.3	11.8	2.1	15.2
Write-backs*	—	(0.7)	—	(0.7)
Changes in perimeter	—	2.4	—	2.4
Other movements**	—	0.1	—	0.1
December 31, 2000	6.0	36.5	12.1	54.6

Depreciation charge	2.8	30.0	7.1	39.9
Write-backs*	(0.4)	(6.7)	(0.3)	(7.4)
Changes in perimeter	2.4	10.5	1.9	14.8
Other movements**	—	0.7	—	0.7
December 31, 2001	10.8	71.0	20.8	102.6

*	Write-backs represent the accumulated depreciation of assets which have been disposed of.

**	Including translation adjustments.

(c)  Leases

      Future rentals under capital leases at December 31, 2001:

Amount

(in millions of euros)
Maturity date
2002	17.4 *
2003	2.5
2004	2.7
2005	2.8
2006	2.9
2007 and thereafter	9.7

Capital lease obligations	38.0

Interest	4.8
Total minimum lease payments	42.8

*	of which € 14.1 million represents a capital lease of Alcatel Optronics UK which will be repurchased at the beginning of 2002.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 9 — Inventories and work-in-progress, net

	2001	2000	1999

	(in millions of euro)
Raw materials	132.3	88.3	23.4
Work in progress	11.0	36.6	17.3
Finished products	23.5	14.8	9.0

Gross value	166.8	139.7	49.7
Valuation allowance	(106.4)	(8.7)	(6.9)

Net value	60.4	131.0	42.8

Note 10 — Trade receivables and related accounts, net

	2001	2000	1999

	(in millions of euro)
Alcatel and its subsidiaries	49.6	48.7	37.8
Others	24.6	43.1	4.3

Gross value	74.2	91.8	42.1
Valuation allowance	(2.7)	(0.1)	—

Net value	71.5	91.7	42.1

Note 11 — Other accounts receivable

	2001	2000	1999

	(in millions of euro)
Prepaid taxes	52.4	14.0	2.8
Current deferred taxes*	36.3	10.7	6.8
Prepaid expenses	1.6	2.3	—
Advances made to employees	0.1	0.1	—
Other accounts**	34.1	14.5	0.5

Gross and Net value	124.5	41.6	10.1

*	See Note 7

**	of which € 33.0 million relates to order cancellation indemnities (see Note 18 — Related party transactions)

Note 12 — Pensions and post-retirement benefits

      In France, employees benefit from the retirement indemnity scheme and defined contribution benefit pension plans. In the United States of America, employees benefit from defined benefit pension plans and certain post-retirement benefits.

      In order to standardize the procedure to account for defined benefit pension plans throughout all the Alcatel entities, liabilities and prepaid expenses are determined since January 1, 1999 in accordance with the accounting principles presented in Note 1.2 (i).

      The discrepancy on January 1, 1999 between the reserves calculated in accordance with the new principles and the reserves calculated according to local accounting standards is shown in the 1999 income statement under the caption “other revenue (expense)” (€ 0.9 million; see Note 6).

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      For defined benefit plans, entailing an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2001, 2000 and 1999 are as follow:

	2001	2000	1999

Discount rate	6.0%	6.1%	5.3%
Rate of compensation increase	3.3%	2.8%	3.3%
Expected return on plan assets	9.0%	9.0%	9.0%
Expected residual active life	8-12 years	8-12 years	8-12 years

	Pension benefits

	2001	2000	1999

	(in millions of euro)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	5.4	4.4	4.6
Service cost	0.4	0.3	0.2
Interest cost	0.4	0.2	0.2
Transfer of personnel between the Optronics division and Alcatel	—	—	(1.3)
Settlements	(1.0)	—	—
Actuarial loss/gain	1.4	0.4	0.7
Benefits paid	—	—	(0.3)
Other (foreign currency translation)	0.1	0.1	0.3

Benefit obligation at end of year	6.7	5.4	4.4

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	(1.1)	(1.3)	(2.1)
Actual return on plan assets	0.1	(0.1)	(0.1)
Employers’ contribution	(0.5)	(0.2)	—
Transfer of personnel between the Optronics division and Alcatel	—	0.6	1.2
Settlements	0.5	—	—
Benefits paid	—	—	—
Foreign currency translation	(0.1)	(0.1)	(0.3)

Fair value of plan assets at end of year	(1.1)	(1.1)	(1.3)

Funded status	5.6	4.3	3.1
Unrecognized actuarial loss/gain	(3.0)	(2.2)	(1.5)

Net amount recognized	2.6	2.1	1.6

      Components of net periodic pension cost:

	2001	2000	1999

	(in millions of euro)
Service cost	0.4	0.3	0.2
Expected interest cost	0.4	0.2	0.2
Expected return on plan assets	(0.1)	(0.1)	(0.1)
Amortization of recognized actuarial gain/loss	0.2	0.2	—

Net periodic benefit pension cost	0.9	0.6	0.3

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 13 — Other reserves

(a)  Analysis by type

	2001	2000	1999

	(in millions of euro)
Warranty	14.5	13.7	8.8
Litigation	5.9	3.0	2.9
Reserves for restructuring	6.4	0.3	0.6
Other reserves	10.5	2.0	0.8

Total	37.3	19.0	13.1

(b) Analysis of reserves for restructuring

	2001	2000	1999

	(in millions of euro)
Balance at the beginning of the year	0.3	0.6	1.4
Expensed during year	(0.3)	—	—
New plans and adjustments to previous estimates*	6.3	—	—
Change of perimeter	0.1	—	—

Balance at the end of the year	6.4	0.3	0.6

*	of which € 4.5 million relates to the costs of an early retirement plan for French employees; 26 people are expected to leave the company by the end of 2002.

Note 14 — Financial debt

(a)  Borrowings

      Borrowings correspond to capital lease obligations (€ 38.0 million in 2001, € 11.9 million in 2000 and € 4.7 million in 1999), to short-term borrowings with Alcatel Central Treasury (€ 159.5 million in 2001 and € 17.1 million in 2000), as well as borrowings of Alcatel Optronics Canada with the Banque de Développement du Canada (€ 3.8 million in 2001 and € 7.1 million in 2000) and other borrowings of Alcatel Optronics UK (€ 3.6 million in 2001).

(b) Analysis by maturity date

	2001	2000	1999

	(in millions of euro)
Short-term financial debt	181.3	20.6	1.0

2001	—	—	1.1
2002	—	3.6	1.2
2003	3.3	2.6	0.3
2004	3.3	2.2	0.3
2005	3.1	1.7	0.4
2006	3.0	1.5	0.4
2007 and thereafter	10.9	3.9	—

Long-term financial debt	23.6	15.5	3.7

Total	204.9	36.1	4.7

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(c)  Short-term financial debt

      Short-term financial debt corresponds to borrowings with a maturity less than three months with Alcatel Central Treasury (Cash Pooling) and to the short-term portion of capital lease obligations and other borrowings.

	2001	2000	1999

	(in millions of euro)
Capital lease obligations	17.4	2.0	1.0
Cash Pooling — Alcatel current account	159.5	17.1	—
Other borrowings	4.4	1.5	—

Total	181.3	20.6	1.0

Note 15 — Advances from customers

	2001	2000	1999

	(in millions of euro)
Advances from Alcatel customers	—	0.1	0.1
Advances from non-Alcatel customers	0.2	—	—

Total	0.2	0.1	0.1

Note 16 — Other payables

      Analysis is as follows, after appropriation:

	2001	2000	1999

	(in millions of euro)
Accrued liabilities and other	10.9	15.9	0.9
Social charges	10.7	7.7	8.6
Accrued taxes	9.0	23.3	4.7
Deferred taxes*	7.2	5.7	4.0
Dividends to be paid	—	9.5	11.5

Total	37.8	62.1	29.7

*	See Note 7.

Note 17 — Financial instruments and market-related exposures

      As described in Note 18, the Optronics division uses the services of the Alcatel Central Treasury to hedge its net exposure for sale and purchase commitments expressed in foreign currencies.

      The carrying amounts reflected in the combined financial statements for cash and cash equivalents, accounts receivable, short-term borrowings, trade payables, customers’ advances and other payables at December 31, 1999, 2000 and 2001 are reasonable estimates of their fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

      At December 31, 2001, the Optronics division did not own any derivative financial instruments.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2000, the fair value of off-balance sheet financial instrument was as follows:

	Principal	Fair	Carrying
	Amount	Value	Amount

	(in millions of euro)
Foreign exchange risk:
Forward exchange contract
— Sell CAD/receive EUR	87.8	6.6	—
— Sell EUR/receive JPY	11.7	(2.0)	—
— Sell EUR/receive USD	2.1	(0.1)	—
— Sell USD/receive CAD	4.8	—	—
— Buy USD/receive EUR	3.4	(0.1)	—
— Buy JPY/receive EUR	2.6	(0.3)	—

      At December 31, 1999, the fair value of off-balance sheet financial instrument was as follows:

	Principal	Fair	Carrying
	Amount	Value	Amount

	(in millions of euro)
Foreign exchange risk:
Forward exchange contract	5.3	0.2	—

      The fair value of the forward exchange contracts has been determined in applying the difference between the forward contract rate and the forward rate at December 31 to the principal amounts of the contracts.

Note 18 — Related party transactions

      The principal transactions between the Optronics division and Alcatel are described below:

(a)  Alcatel Central Treasury

      Alcatel current account: As a member of Alcatel, the Optronics division may contribute its cash on hand to the Alcatel Central Treasury cash pool against interest payments at an agreed-upon rate depending on the deposit period.

      Net interest income (expense) over the period amounts to €(2.2) million, € 1.5 million, and € 0.4 million in 2001, 2000 and 1999, respectively.

      Foreign exchange hedging: All exchange risks are managed with Alcatel Central Treasury. The Optronics division is exposed to an exchange risk on the following currencies: US dollars, Japanese yen, Sterling pound, and Swiss francs.

      Each month the Optronics division anticipates a net risk exposure based upon sales orders received and purchase orders given. The Optronics division hedges this difference using forward exchange sales or forward exchange purchases.

(b) Sales and purchases with Alcatel

      Sales to Alcatel entities and purchases from Alcatel entities are recorded on conditions that the parties believe approximate the terms that would be negotiated by unaffiliated third parties.

      The Optronics division mainly purchases components from Alcatel CIT, Alcatel SEL and Alcatel Vacuum Technology France. Total expenses recorded as such amounted to € 25.3 million, € 5.4 million, and € 3.8 million in 2001, 2000 and 1999, respectively.

      Sales to Alcatel Submarine Networks and Alcatel Italia amounted to € 263.0 million, € 229.6 million and € 116.2 million in 2001, 2000 and 1999, respectively.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      According to the Basic Intercompany Agreement described in Note 1.1, Alcatel Submarine Networks indemnified the Optronics division for the cancellation of orders. The indemnity, which corresponds to the production costs, amounted to € 33.0 million.

      The Optronics division also sells to other subsidiaries of Alcatel. The most significant part of these amounts relates to Alcatel USA Inc. Sales to this subsidiary totaled € 117.7 million, € 51.2 million and € 28.3 million in 2001, 2000 and 1999, respectively.

(c)  Purchase/ Distribution Agreement with Alcatel Japan

      The Optronics division’s commercial relations with Alcatel Japan, a consolidated subsidiary of Alcatel, are as follows:

—	Alcatel Japan purchases the components from the Optronics division and resells them to its own clients. There is no fixed agreement on price rates between the two subsidiaries, but rather each sale price is negotiated. Both entities generally agree on a price that permits Alcatel Japan to remain competitive.

—	Primary components bought in Japan by the Optronics division include, among others, boxes, lenses and optics fiber. A commission on volume for Alcatel Japan is added to the basic purchase price.

      Sales to Alcatel Japan amounted to € 8.3 million, € 10.6 million and € 3.6 million in 2001, 2000 and 1999, respectively. Purchases from Alcatel Japan amounted to € 46.4 million, € 33.2 million and € 10.0 million in 2001, 2000 and 1999, respectively.

(d) Other services

      Certain other services rendered by Alcatel to the Optronics division amounted to € 5.5 million, € 5.3 million and € 2.3 million in 2001, 2000 and 1999 respectively. The most significant part of these amounts relates to the payment of services associated with the use of Alcatel central services (€ 5.2 million, € 4.8 million and € 2.0 million in 2001, 2000 and 1999, respectively). This amount represents 1.2% of net sales.

      Alcatel also renders various services to the Optronics division. The total amounts paid for the services in 2001, 2000 and 1999 were € 12.2 million, € 8.0 million and € 5.4 million respectively. The most significant part of these amounts relates to:

—	the payment of services associated with the use of Alcatel CIT data processing activities and overhead backcharge (€4.8 million, € 6.7 million and € 3.3 million in 2001, 2000 and 1999, respectively);

—	facilities management services with Alcatel TITN Answare (€ 4.5 million in 2001, € 1.0 million in 2000 and € 0.4 million in 1999); and

—	lease contracts with Société Immobilière Vélizy-Nozay (“SIVN”), a wholly owned subsidiary of Alcatel, (€ 2.9 million in 2001, € 2.1 million in 2000 and € 1.7 million in 1999) relating to the buildings located in Nozay, France.

      In April 2001, Alcatel announced its intention to convert its plant in Illkirch into a factory for optical interface and amplifier subsystems for the Optronics division. In 2001, the Illkirch plant operated as a subcontractor for the division. Its sales amounted to € 1.4 million representing 4 months of activity within the Optronics division. Its total headcount, which is not included in the division’s payroll, amounted to 118 people.

(e)  Lease with SIVN

      Additionally, the Optronics division is committed through an agreement signed with SIVN in September 2001 to lease industrial buildings to be constructed in Nozay and delivered at the beginning of 2002. The total

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

estimated capital expenditure is € 18.3 million, of which € 4.3 million represents outstanding commitments at December 31, 2001.

      The Optronics division is committed to lease the above-mentioned building under a 9-year lease agreement with an annual lease payment of € 2.4 million. Lease payments will be indexed to a French construction cost index.

Note 19 — Payroll and staff

	2001	2000	1999

	(in millions of euro, except
	for
	number of staff)
Wages and salaries (including social security/ pension costs)	82.6	47.7	33.7
Employee profit sharing	—	3.9	2.0
Staff of combined companies at year-end	1,796	1,428	589

Note 20 — Contingencies

Legal Proceedings

      The Optronics division has in the past received notice of alleged infringement by it of the intellectual property rights of third parties and, in the ordinary course of its business, it is regularly involved in legal disputes involving intellectual property rights and other matters. However, it does not expect that any previously alleged infringement or pending dispute will be resolved in a manner which will have a material adverse effect on its results of operations, financial condition or business prospects.

Environmental Matters

      The Optronics division’s manufacturing operations use many chemicals and gases and it is subject to a variety of governmental regulations related to the use, storage, discharge and disposal of such chemicals and gases and other emissions and wastes. Although the Optronics division has not suffered material environmental claims in the past and believes that its activities conform to presently applicable environmental regulations in all material respects, environmental claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Optronics division, suspension of production or a cessation of operations.

Note 21 — Summary of differences between accounting principles followed by the Optronics division and U.S. GAAP

      The Optronics division’s accounting policies comply with generally accepted accounting principles in France (French GAAP). Elements of the Optronics division’s accounting policies which differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP) are described below:

(a)  Liability recognition for certain employee termination benefit and other costs

      The Optronics division accounts for such liabilities when restructuring programs have been finalized and approved by the Optronics division’s management. The Optronics division has applied EITF 94-3, SFAS 88 and SFAS 112 in preparing the U.S. GAAP reconciliation. Under such requirements, the conditions to be met in order to record a restructuring reserve in the balance sheet are more stringent than under the Optronics division’s policy.

      Under EITF 94-3, a provision for restructuring can only be recorded during the period when certain conditions are satisfied, including the specific identification and approval by the appropriate level of management

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

of the operations and activities to be restructured, and notification to the employees who are to be terminated before the balance sheet date. In addition, costs associated with an exit plan are recognized as restructuring provisions only if the related costs are not associated with or do not benefit continuing activities of the division. The foregoing policy creates a timing difference between (i) the recording of provisions of new French GAAP charges to the extent that such provisions are not accrued for U.S. GAAP purposes and (ii) restructuring charges accrued under U.S. GAAP that were expensed for French GAAP purposes in a prior period. U.S. GAAP, severance costs are recorded as a liability when notification is made before the balance sheet date to the employees who are to be terminated.

(b) Retirement and post-retirement benefits

      Since January 1, 1999, the only remaining difference between U.S. GAAP and French GAAP is the required recognition of Minimum Liability Adjustment under U.S. GAAP.

      Post-retirement benefits are not accounted for under French GAAP and are adjusted under U.S. GAAP.

(c)	Contingent consideration to be paid to key employees in connection with the acquisition of Innovative Fibers

      In connection with the acquisition of Innovative Fibers (see Note 2), certain key employees of Innovative Fibers entered into three-year employment contracts. As part of the purchase agreement, a three-year retention mechanism was put into place in order to retain key employees of Innovative Fibers.

      The retention mechanism consists of a deferred payment of the purchase price, of which $53.1 million (€ 60.2 million at December 31, 2001) was placed in an escrow account and is released by  1/12 every three months from the date of acquisition, provided key employees are present at Innovative Fibers.

      Under U.S. GAAP, the entire deferred payment is deducted from the goodwill and classified as a current receivable. Each three-month payment to key employees is expensed according to the effective release schedule. As of December 31, 2001, €24.5 million was paid and € 3.5 million was provided for.

      Goodwill amortization under U.S. GAAP is adjusted accordingly.

(d) Impairment policy

      The impairment policy described in Note 1.2 (d) relates to impairment of goodwill and other intangible assets and is compliant with SFAS 121.

      However, since the goodwill is significantly lower due to the reclassification of the deferred consideration as a current receivable (see Note 21 (c) above), the impairment of Innovative Fibers goodwill and acquired technology recognized under French GAAP is no longer required under U.S. GAAP. As a result, the impairment charge recognized in 2001 (€ 70.0 million for goodwill and € 7.9 million for the acquired technology) is reversed under U.S. GAAP.

(e)	Adoption of the French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP in connection with the acquisition of Kymata Ltd

      The Optronics division accounted for its acquisition of Kymata Ltd (see Note 2) under the French pooling of interests method: assets and liabilities of Kymata Ltd are accounted for on a carryover basis at the date of acquisition adjusted to the Optronics division’s accounting methods. The difference between the assets and liabilities acquired at their net book values and the purchase price has been deducted from the net worth of the division.

      Under U.S. GAAP, the Kymata Ltd acquisition is recorded under the purchase accounting method.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all outstanding shares of Kymata. Based on the five day average closing prices of the shares around the announcement date (July 30, 2001), the value assigned to these shares amounted to € 138.3 million. In addition, the fair value of Alcatel Class O share options exchanged against share options of former Kymata Ltd amounted to € 0.6 million and was included as part of the purchase price. Acquisition costs net of tax were € 6.6 million.

      The cost of the acquisition of Kymata Ltd has been preliminary allocated to assets acquired and liabilities assumed. The major assets acquired include:

—	In process Research & Development for € 12.7 million have been allocated to such projects according to the methodology described in Note 2.1 (c) to the combined financial statements. This amount was expensed in the fiscal year 2001.

—	Acquired technology for € 15.8 million. This intangible asset is depreciated over 7 years.

      The residual portion of the cost of acquisition was recorded as goodwill for € 90.1 million and is not amortized in accordance with the provision of SFAS 142.

      A discount rate of 35% to 40% was used for in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of technological advances that are unknown at this time.

      The condensed balance sheet at the date of acquisition is as follows:

Goodwill	90.1
In Process R&D	12.7
Acquired technology	15.8
Non current assets	48.1
Current assets	7.2
Cash and cash equivalents	4.4
Long-term liabilities	(5.5)
Financial debt	(14.7)
Current liabilities	(12.6)
Purchase price	145.5

(f)  Presentation of Combined Financial Statements

      The classification of certain items in, and the format of, the Alcatel Optronics division’s Combined Financial Statements vary to some extent from U.S. GAAP.

      The most significant reporting and presentation practices followed by the Alcatel Optronics division that differ from U.S. GAAP are described in the following paragraphs:

      Accrued interest, short-term borrowings, bank overdrafts and capital lease obligations are included in debt. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability (€ 181.3 million at December 31, 2001, € 20.6 million at December 31, 2000 and € 1.0 million at December 31, 1999).

      The short-term portion of accrued pensions, retirement obligations and other reserves would be shown as current liabilities under U.S. GAAP (€ 33.5 million at December 31, 2001, € 19.0 million at December 31, 2000 and € 12.8 million at December 31, 1999).

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      Classified balance sheets are presented in Note 22(c).

      Deferred income tax assets are recorded in the combined balance sheet to the extent that it is more likely than not that the tax benefit will be realized, deferred income tax assets would be recorded for the full amount and a valuation allowance accounted for, if necessary.

      Under U.S. GAAP income statement presentation, restructuring costs, other revenues (expenses) detailed in Note 6, amortization of goodwill and write-off of purchased R&D, have been presented as a deduction from or an addition to operating income.

      In its statement of cash flows, the Optronics division presents the items “working capital provided by operations” and “net cash flow after investment”. These items would not be shown under a U.S. GAAP statement of cash flows presentation.

(g)  Related parties

      Under U.S. GAAP, certain information provided for in Note 18 would be presented on the face of the combined balance sheets and the combined income statements.

(h) Other comprehensive income

      Statement of Financial Accounting Standards No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(i)	Accounting for Derivative Instruments and Hedging Activities under the provision of SFAS No. 133

      Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, the Optronics division adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and the corresponding amendments under SFAS No. 138. SFAS 133 as amended establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured as its fair value. SFAS 133 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

      The Optronics division periodically enters into forward foreign exchange contracts with Alcatel Central Treasury to hedge some of its foreign currency exposure but, at December 31, 2001, the Optronics division did not own any derivative financial instruments.

      Consequently, the transition adjustment net of the related tax effect amounted to € (1.6) million as of January 1, 2001 and was completely offset by the changes in the fair value of the forward exchange contracts over the period.

Note 22 — Reconciliation to U.S. GAAP

      The following is a summary of the estimated adjustments to the combined income statements for the years 2001, 2000 and 1999 and the net worth of the Optronics division at December 31, 2001, 2000 and 1999, which would be required if U.S. GAAP had been applied instead of French GAAP.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(a)  Combined Income Statements

(1)  Net income (loss)

	2001(a)	2001	2000	1999

	(in millions)
Net income (loss) as reported in the
Combined Income Statements	$(128.4)	€(144.3)	€37.5	€16.1
Restructuring plans	3.4	3.8	(0.3)	(0.4)
Retirement and post-retirement obligation	(0.1)	(0.1)	—	0.9
Innovative Fibers contingent consideration	(11.8)	(13.3)	(6.0)	—
Impairment of Innovative Fibers goodwill and acquired technology	69.3	77.9	—	—
Adjustment of French pooling of interest accounting method	(10.1)	(11.3)	—	—
Tax effect of the above adjustments	(1.6)	(1.8)	0.1	(0.2)

Net income (loss) according to U.S. GAAP	(79.3)	(89.1)	31.3	16.4

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $ 0.8901 on December 31, 2001.

(2)  Summarized U.S. GAAP Combined Income Statements

      The Combined Income Statements for the years ended December 31, 2001, 2000 and 1999 have been adjusted to reflect the main differences between U.S. GAAP and French GAAP discussed above.

	2001(a)	2001	2000	1999

	(in millions)
Net sales	$418.7	€470.4	€432.3	€177.1
Cost of sales	(381.5)	(428.6)	(276.8)	(114.6)
Administrative and selling expenses	(52.4)	(58.9)	(32.6)	(13.0)
Research and development expenses	(55.2)	(62.0)	(36.1)	(24.9)
Purchased in process R&D	(11.5)	(12.9)	(21.5)	—
Restructuring costs	(3.3)	(3.7)	(0.3)	(0.4)
Amortization of goodwill	(3.5)	(3.9)	(1.7)	—
Other operating income (expense), net	(10.5)	(11.8)	0.1	—

Income (loss) from operations	(99.2)	(111.4)	63.4	24.2
Interest expense	(5.4)	(6.1)	(0.4)	(0.1)
Interest income and other financial income, net	5.7	6.4	1.1	—
Income (loss) before taxes	(98.9)	(111.1)	64.1	24.1
Provision for income tax	21.0	23.6	(32.8)	(7.7)
Net income (loss) before cumulative effect of accounting changes	(77.9)	(87.5)	31.3	16.4
Cumulative effect of adoption of SFAS 133 (first application), net of tax	(1.4)	(1.6)	—	—

Net income (loss)	(79.3)	(89.1)	31.3	16.4

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $0.8901 on December 31, 2001.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(3)  Statement of comprehensive income (loss)

      Under U.S. GAAP, the following information would be displayed within the combined financial statements as either a separate statement or as a component of the combined statement of changes in the net worth of the Optronics division.

	2001(a)	2001	2000	1999

	(in millions of euro)
Net income (loss) under U.S. GAAP	$(79.3)	(89.1)	31.3	16.4
Other comprehensive income:
Foreign currency translation adjustments	2.4	2.7	(1.7)	2.2
Minimum pension liabilities adjustments	(0.5)	(0.5)	(0.4)	(0.8)
Tax effect of the above adjustments
	0.1	0.1	0.3	(0.9)
Comprehensive income (loss) according to U.S. GAAP	(77.3)	(86.8)	29.5	16.9

(b) Net worth of the Optronics division

	2001(a)	2001	2000	1999

	(in millions of euro)
Net worth of the Division as reported in the Combined Balance Sheets	$205.3	230.6	337.5	56.7
Restructuring plans	3.4	3.8	—	0.3
Retirement and post-retirement obligation (including MLA)	(2.3)	(2.6)	(2.0)	(1.6)
Innovative Fibers contingent consideration	(17.2)	(19.3)	(6.0)	—
Impairment of Innovative Fibers goodwill and acquired technology	69.3	77.9	—	—
Adjustment of French pooling of interest accounting method	91.5	102.8	—	—
Tax effect of the above adjustments	(0.8)	(0.9)	0.8	0.4
Foreign currency translation effect of the above adjustments	(0.9)	(1.0)

Net worth of the Division according to U.S. GAAP	348.3	391.3	330.3	55.8

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $0.8901 on December 31, 2001.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(c)  Classified balance sheets

(1)  Assets

	2001	2000	1999

	(in millions of euro)
Goodwill, net	163.4	77.7	—
Other intangible assets, net	35.1	22.7	0.7
Intangible assets, net	198.5	100.4	0.7
Property, plant and equipment, at cost	365.5	162.2	72.3
Less accumulated depreciation	(102.6)	(54.6)	(37.6)
Property, plant and equipment, net	262.9	107.6	34.7
Non-current deferred tax assets	0.8	1.8	0.9
TOTAL NON-CURRENT ASSETS	462.2	209.8	36.3
Inventories, net	60.4	131.0	42.8
Trade receivables and related accounts	71.5	91.7	42.1
Other accounts receivable	161.5	89.3	9.9
Cash Pooling — Alcatel current account (maturity not less than 3 months)	—	—	6.1
Cash and cash equivalents	20.9	49.2	4.3
TOTAL CURRENT ASSETS	314.3	361.2	105.2

TOTAL ASSETS	776.5	571.0	141.5

(2)  Liabilities and net worth of the Optronics division

	2001	2000	1999

	(in millions of euro)
Funds allocated by Alcatel	473.1	332.9	78.4
Accumulated net profits (losses)	(86.2)	(4.3)	(26.0)
Cumulative translation adjustments	4.4	1.7	3.4

Net worth of the Division	391.3	330.3	55.8
Accrued pension and retirement obligations	5.2	4.1	3.1
Other reserves	33.5	19.0	12.8
Long-term financial debt	23.6	15.5	3.7

TOTAL NON-CURRENT LIABILITIES	62.3	38.6	19.6
Advances from customers	0.2	0.1	0.1
Short-term financial debt	181.3	20.6	1.0
Trade payables and related accounts	103.6	119.3	34.9
Other current liabilities	37.8	62.1	30.1

TOTAL CURRENT LIABILITIES	322.9	202.1	66.1

TOTAL LIABILITIES AND NET WORTH OF THE DIVISION	776.5	571.0	141.5

(d) Additional U.S. GAAP disclosure

(1)  Pension and post-retirement benefits other than pension plans

      The Optronics division contributes to death and retirement schemes for personnel of the Optronics division in the United States of America and to a retirement indemnities scheme for Alcatel Optronics France. These schemes are considered defined benefits although schemes covering Alcatel Optronics USA participants are at the level of Alcatel USA Inc. and could have been treated as multi-employer plans, for which the annual cost

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

corresponds to the amounts paid in the year. The amounts resulting from changes in the allocation of personnel between Alcatel Optronics USA and Alcatel USA Inc. that affect the scheme have been recorded under “Transfer of personnel between the Optronics division and Alcatel”.

      For defined pension plans, liabilities and prepaid expenses are determined starting January 1, 1999 as follows (Note 2(i)):

—	the actuarial method used is the Projected Unit Credit Method. However, when the benefit formulas attribute more benefits to senior employees or when the plans are integrated with social security systems or multi-employer plans, the Optronics division has elected to apply the Projected Unit Credit Service pro-rate method to avoid delayed recognition of pension costs;

—	the transition obligation or fund excess has been determined at January 1, 1999 as being the difference between the liabilities accounted for under accounting policies for prior years, and the funded status of the plans resulting from SFAS 87 calculations. That transition obligation or fund excess is amortized using the greater of 15 years and the average residual active life of the population covered by each plan;

—	the related market value is determined using a five-year moving average method; and

—	prior service experience and gains and losses in excess of 10% of the liabilities or assets are amortized over the average residual active life of participants.

      The only remaining difference between US and French GAAP is:

—	the required recognition of a Minimum Liability Adjustment (MLA) which is not required under French GAAP.

—	in order to comply with U.S. GAAP, the Optronics division applied the Statement of Financial Accounting Standard N106 “Employers’ Accounting for Post-retirement Benefits other than Pensions” with effect from January 1, 1993 for Alcatel Optronics USA and with effect from January 1, 1995 for the Optronics division.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      Disclosures in accordance with SFAS 132 are as follows:

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

	(in millions of euro)
Change in benefit obligation
Benefit obligation at beginning of year*	5.4	4.4	4.6	0.4	0.5	0.8
Service cost	0.4	0.3	0.2	0.1	—	—
Interest cost	0.4	0.2	0.2	—	—	0.1
Transfer of personnel between the Division and the Alcatel Group	—	—	(1.3)	—	—	(0.4)
Settlements	(1.0)	—	—	—	—	—
Actuarial loss/gain	1.4	0.4	0.7	0.1	(0.1)	(0.1)
Benefits paid	—	—	(0.3)	—	—	—
Other (foreign currency translation)	0.1	0.1	0.3	—	—	0.1

Benefit obligation at end of year*	6.7	5.4	4.4	0.6	0.4	0.5

Change in plan assets
Fair value of plan assets at beginning of year	(1.1)	(1.3)	(2.1)
Actual return on plan assets	0.1	(0.1)	(0.1)
Division contributions	(0.5)	(0.2)	—
Transfer of personnel between the Division and the Alcatel Group	—	0.6	1.2
Settlements	0.5	—	—
Benefits paid	—	—	—
Other (foreign currency translation)	(0.1)	(0.1)	(0.3)

Fair value of plan assets at end of year	(1.1)	(1.1)	(1.3)

Funded status of the plan	5.6	4.3	3.1	0.6	0.4	0.5
Unrecognized actuarial loss/gain	(3.0)	(2.2)	(1.4)	(0.1)	—	(0.1)
Unrecognized actuarial prior service cost	—	—	—	—	—	—
Unrecognized actuarial transition obligation	—	—	—	(0.1)	(0.1)	(0.2)
Net amount recognized	2.6	2.1	1.7	0.4	0.3	0.2

*	The benefit obligation reported in the table above does not include the amount of the minimum liability adjustment.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were € 6.7 million, € 5.8 million and € 1.1 million, respectively, as of December 31, 2001 and € 5.4 million, € 5.0 million and € 1.1 million, respectively, as of December 31, 2000 and € 4.4 million, € 4.2 million and € 1.3 million, respectively, as of December 31, 1999.

      Actuarial assumptions have been determined by actuaries on a country-by-country basis and company-by-company.

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

Weighted-average assumptions as of December 31
Discount rate	6.0%	6.1%	5.3%	7.5%	7.5%	7.0%
Rate of compensation increase	3.3%	2.8%	3.3%	—	—	—
Expected return on plan assets	9.0%	9.0%	9.0%	—	—	—
Expected residual active life	8-12 years	8-12 years	8-12 years	12 years	12 years	12 years

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

	(in millions of euro)
Components of net periodic cost
Service cost	0.4	0.3	0.2	0.1	0.3	—
Expected interest cost	0.4	0.2	0.2	—	0.2	—
Expected return on plan assets	(0.1)	(0.1)	(0.1)	—	—	—
Amortization of unrecognized prior service cost	—	—	—	—	—	—
Amortization of actuarial net loss (gain)	0.2	0.2	—	—	0.1	—
Amortization of net transition obligation	—	—	—		—	—
Effect of curtailments	—	—	—	0.1	—	—

Net periodic benefit cost	0.9	0.6	0.3	0.2	0.6	—

      Annual cost under French GAAP for pension benefits plans is € 0.9 million, € 0.6 million and € 0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Since January 1, 1999, liabilities and prepaid expenses are determined under French GAAP in accordance with Statements of Financial Accounting Standards No. 87 and 88 (MLA excepted); therefore, annual costs under French GAAP and under U.S. GAAP are the same for the three periods presented.

      An exceptional cost of € 0.9 million, which corresponds to the difference as of January 1, 1999 between the accrual according to U.S. GAAP and the accrual in the Optronics division’s combined statements, has been added to the 1999 pension cost for the Optronics division under French GAAP.

Amounts recognized in the statement of financial position:

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

	(in millions of euro)
Accrued benefit liability (including MLA)	4.8	3.8	2.9	0.4	0.3	0.2
Prepaid benefit cost	—	—	—	—	—	—

Net amount accrued	4.8	3.8	2.9	0.4	0.3	0.2
Accumulated other comprehensive income (MLA)	(2.2)	(1.7)	(1.2)	—	—	—

Net amount recognized	2.6	2.1	1.7	0.4	0.3	0.2

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      The net accruals accounted for at December 31, 2001, 2000 and 1999 in the accompanying combined balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits			Other benefits

	2001	2000	1999	2001	2000	1999

	(in millions of euro)
— Net amount accrued for under U.S. GAAP	4.8	3.8	2.9	0.4	0.3	0.2
Excess funding of plans recognized in income only when paid back to the Division	—	—	—
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	—	—	—
Minimum liability adjustments (MLA)	(2.2)	(1.7)	(1.2)

— Net amount accrued for under French GAAP in the combined financial statements	2.6	2.1	1.7
Accrued	2.6	2.1	1.7
Prepaid	—	—	—

      Regarding the other benefit plans, a one percentage point change in assumed health care cost trend rates would have no significant effect on the post-retirement benefit obligation and the service and interest cost components.

(2)  Income taxes

(a)  Deferred tax balances:

	2001	2000	1999

	(in millions of euro)
Tax losses carried forward	33.7	—	—
Accrued pension costs	1.8	1.5	1.2
Lease	0.2	0.2	0.2
Foreign exchange difference	—	1.2	—
Accrued expenses	20.8	6.9	4.8
Other temporary differences	12.7	1.7	1.2
Deferred tax assets, gross	69.2	11.5	7.4

Reserve	1.3	1.4	1.9
Accelerated depreciation	6.7	3.1	2.2
Other	5.0	1.2	0.1

Deferred tax liabilities	13.0	5.7	4.2

Total valuation allowance*	(28.0)	—	—

NET DEFERRED TAX	28.2	5.8	3.2

*	Of which € 22.8 million at December 31, 2001 will be allocated to reduce goodwill.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(b) Analysis of provision for income tax:

	2001	2000	1999

	(in millions of euro)
Current tax (expense) benefit	5.7	(35.2)	(9.8)
Other deferred tax (expenses) benefits	17.9	2.4	2.1

Provision for income tax	23.6	(32.8)	(7.7)

(c)  Effective income tax rate

	2001	2000	1999

	(in millions of euros)
Income (loss) before taxes	(111.1)	64.1	24.1
Average income tax rate	33.3%	37.3%	39.9%

Expected tax	37.0	(23.9)	(9.6)
Impact of:
— permanent differences	(12.3)	(11.3)	0.6
— unrecognized deferred tax assets	(5.9)	—	—
— change in tax rate	(1.3)	—	—
— utilization of tax losses carryforwards	—	—	—
— tax credits	6.1	2.4	1.3
Actual provision for income tax	23.6	(32.8)	(7.7)
Effective tax rate	(21.2)%	51.2%	31.9%

(d) Income before income tax by geographical origin

	2001	2000	1999

	(in millions of euros)
France	(50.9)	79.9	22.2
Foreign	(60.2)	(15.8)	1.9

Income before tax	(111.1)	64.1	24.1

(3)  Stock-based compensation

      On December 13, 2000, Alcatel’s board of directors adopted a stock option incentive plan based on the Alcatel Class O shares. This plan enabled key employees of the Optronics division to subscribe for newly-issued shares and to receive 306,700 options. The board of directors also adopted the possibility to grant a limited number of stock options to incentive employees on an individual basis. Accordingly, in 2001, 2,500 and 162,000 stock options were granted on April 2, 2001 and November 15, 2001, respectively.

      On December 19, 2001, Alcatel’s board of directors adopted a new stock option incentive plan, which resulted in the grant of 565,800 options to key employees of the Optronics division.

      These options can be exercised as follows:

•	for December 13, 2000 plan, from December 13, 2001 (December 13, 2005 for French employees) through December 12, 2008 at an exercise price of € 64.0.

•	for April 2, 2001 grant, from April 2, 2002 through April 1, 2009 at an exercise price of € 39.0.

•	for November 15, 2001 grant, from November 15, 2002 through November 14, 2009 at an exercise price of € 9.0.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

•	for December 19, 2001 plan, from December 19, 2002 (December 19, 2006 for French employees) through December 18, 2009 at an exercise price of € 9.3.

      As of December 31, 2001, no options were exercised.

      In addition, prior to its acquisition by the Optronics division, Kymata Ltd had adopted share option incentive plans in 1999, 2000 and 2001. Each outstanding share option granted by Kymata has been exchanged against 0.0067064 Alcatel Class O stock option. The former share option plans of Kymata resulted in 406,369 Alcatel Class O stock options. These options can be exercised from September 20, 2001 through January 2011 at an exercise price ranking from € 0.8 to € 35.15.

      The Optronics division elected APB 25 “Accounting for Stock Issued to employees” to determine compensation costs associated with stock option plans. No compensation is to be recognized since the exercise prices of the options exceed the market value of the Alcatel class O share at the date of grant of the options, or in the case of the former Kymata share options exchanged for Alcatel Class O share options, they were all vested or “out of the money” at the date of acquisition.

      For pro forma information required by SFAS 123 “Accounting for Stock-based Compensation”, the fair value at grant-date of the options have been estimated using a stockastic model and the following characteristics:

			Dec. 13,
	Kymata	2001	2000

Interest rate	5.24%	5%	5%
Expected life	7-9 years	8 years	8 years
Expected volatility	50%	50%	73%
Expected dividends	1%	1%	1%

      The option valuation model used to calculate option values were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Alcatel Group’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Optronics division’s stock option awards.

      If the fair value based accounting method had been used to account for stock-based compensation cost, the resulting net income would have been €(92.8) million in 2001.

(4)	Pro forma information concerning the 2000 and 2001 acquisitions (unaudited)

      In addition to the information provided in Note 2, U.S. GAAP requires the Optronics division to present certain pro forma information as if the acquisition of Innovative Fibers had occurred at the beginning of 1999 or 2000 and the acquisition of Kymata Ltd at the beginning of 2001 or 2000.

(a)  Acquisition of Innovative Fibers

      The following unaudited pro forma results of operations for the years 1999 and 2000 include such adjustments as amortization of goodwill and acquired technology, and the additional contingent compensation to be paid to key employees in connection with the acquisition of Innovative Fibers.

      Income before tax and net income have been presented before amortization of Purchased R&D so as to only present recurring items.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      The unaudited pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operation which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

	2000	1999

	(in millions of
	euro)
Net sales	440.3	184.1
Income before tax and amortization of Purchased R&D	72.8	3.3
Net income before amortization of Purchased R&D	39.0	(5.5)

(b) Acquisition of Kymata Ltd

      The following unaudited pro forma results of operations for the years 2000 and 2001 mainly include the adjustment of the depreciation of the acquired technology. Goodwill amortization was not considered for year 2000 and 2001.

      Income before tax and net income have been presented before amortization of Purchased R&D and cumulative effect of adoption of SFAS 133 so as to only present recurring items.

      The unaudited pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operation which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

	2001	2000

	(in millions of
	euro)
Net sales	481.9	434.3
Income before tax, amortization of Purchased R&D and cumulative effect of adoption of SFAS 133	(149.0)	(32.1)
Net income before amortization of Purchased R&D and cumulative effect of adoption of SFAS 133	(125.1)	(65.0)

(5)  Restructuring

      Under French GAAP, as disclosed in Note 2(j), the Optronics division records restructuring when the restructuring programs have been finalized and approved by the Optronics division’s management and have been announced before approval of the financial statements. Under U.S. GAAP, the Optronics division records restructuring as disclosed in Note 21(a).

      The impact of U.S. GAAP adjustment is as follows:

		Charged to	CTA
		costs and	and
	1999	expenses	others	2000

	(in millions of euro)
French GAAP restructuring reserve	0.6	(0.3)	—	0.3
Plans not announced at balance sheet date	(0.4)	0.4	—	—

US GAAP restructuring reserve	0.2	0.1	—	0.3

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

		Charged to	CTA
		costs and	and
	2000	expenses	others	2001

	(in millions of euro)
French GAAP restructuring reserve	0.3	6.1	—	6.4
Plans not announced at balance sheet date	—	—	—	—
Lay-off costs in excess of legal obligation	—	(3.8)	—	(3.8)

US GAAP restructuring reserve	0.3	2.3	—	2.6

(6)  Other information

	Balance at	Charged to		Balance
	beginning	costs and	Other	at end
	of period	expenses	Movements	of period

	(in millions of euro)
Valuation and qualifying accounts deducted from the related accounts
2001
Trade receivables and related accounts	0.1	2.2	0.4	2.7
2000
Trade receivables and related accounts	0.1	—	—	0.1
1999
Trade receivables and related accounts	0.1	—	—	0.1

	Balance at	Charged to		Balance
	beginning	costs and	Other	at end
	of period	expenses	Movements	of period

	(in millions of euro)
Reserves
2001
Warranty	13.7	9.8	(9.0)	14.5
Litigation	3.0	2.9	—	5.9
Accrued pensions and retirement obligations	4.1	1.1	—	5.2
Reserves for restructuring	0.3	2.3	—	2.6
Other reserves	2.0	8.5	—	10.5
2000
Warranty	8.8	8.9	(4.0)	13.7
Litigation	2.9	0.2	(0.1)	3.0
Accrued pensions and retirement obligations	3.1	1.0	—	4.1
Reserves for restructuring	0.2	0.1	—	0.3
Other reserves	0.8	1.5	(0.3)	2.0
1999
Warranty	7.8	4.5	(3.5)	8.8
Litigation	3.3	0.2	(0.6)	2.9
Accrued pensions and retirement obligations	2.6	0.5	—	3.1
Reserves for restructuring	0.7	(0.5)	—	0.2
Other reserves	0.1	0.7	—	0.8

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(7)  Recently issued U.S. Accounting Standards

(a)	SFAS 141 — Business Combinations, SFAS 142 — Goodwill and Other Intangible Assets

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under SFAS 141 than its predecessor, APB Opinion (APB) No. 16, although in some instances previously recognized intangibles will be included as part of goodwill. SFAS 141 requires that upon adoption of SFAS 142, that companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

      Under SFAS 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

      SFAS 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time.

      Had the Optronics division applied SFAS 142 on January 1, 2001, it would not have recorded amortization expense of € 7.2 million related to goodwill.

      The division adopted SFAS 142 on January 1, 2002 and has not yet determined the impact that SFAS 142 will have on goodwill or whether a cumulative effect adjustment will be required upon adoption.

(b) SFAS 143 — Accounting for Asset Retirement Obligations

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

      The Optronics division expects to adopt SFAS 143 on January 1, 2002 and has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(c)  SFAS 144 — Accounting for the Impairment or Disposal of Long-Lived Assets

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of APB Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

      SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 are generally to be applied prospectively.

      The Optronics division expects to adopt SFAS 144 on January 1, 2002 and has not yet determined the impact that it will have on its results of operations, its financial position or its cash flows.

(8)  Recently issued French Accounting Standards

      The “Comité de la Réglementation Comptable” approved the “règlement sur les passifs” (regulation on liabilities) n00-06. This regulation will be effective as of January 1, 2002, with optional implementation as of January 1, 2000. Alcatel did not apply this new accounting principle to its 2001 financial statements. Alcatel does not anticipate a significant effect from the implementation of this regulation on its net income or on its financial position.