Form 20-F
period 2002-12-31
ALCATEL
filed 2003-03-31
CIK 886125

As filed with the Securities and Exchange Commission on March 31, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

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

None.

      The number of outstanding shares of the issuer’s classes of capital or common stock as of December 31, 2002 was as follows: 1,239,193,498 Class A shares, nominal value € 2 per share and 25,515,000 Class O shares, nominal value € 2 per share.

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

Item 17  ☐       Item 18  ☑

FORWARD-LOOKING INFORMATION

      This Form 20-F contains certain forward-looking statements and information related to Alcatel that are based on beliefs, assumptions and information currently available to us, our consolidated subsidiaries and management. These forward-looking statements involve a number of risks and uncertainties. When used in this Form 20-F, the words “believe”, “expect”, “may”, “will”, “should”, “plan”, “anticipate”, “intend”, “project” or similar expressions as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by our forward-looking statements. These factors include general economic and business conditions, business conditions affecting our particular business segments, our ability to attract and retain our customer base, fluctuations in interest rates and foreign currency rates, technological changes and competition. Such forward-looking statements include, but are not limited to, the forecasts and targets included in Items 4 and 5 with respect to (i) the evolution of the overall carrier and non-carrier markets in 2003, (ii) our sales in the first quarter of 2003 and our operating loss for such quarter, (iii) the scope of our workforce reduction during this year, (iv) our net debt at year end 2003, and (v) the quarterly sales level we need to have to record breakeven operating income at year-end 2003, our operating income for 2003, and our net income from continuing operations (before goodwill) at year-end 2003. Should one or more of these risks or uncertainties materialize, or should our assumptions prove incorrect, our actual results may vary materially from the forward-looking statements and information contained in this Form 20-F. We do not intend, and do not assume any obligation, to update these forward-looking statements.

      As used in this Form 20-F, unless the context otherwise indicates, the terms “we”, “us”, “our” or similar expressions, as well as references to Alcatel or the Group, mean Alcatel and its consolidated subsidiaries.

i

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2.	Offer Statistics and Expected Timetable

      Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

Alcatel Selected Consolidated Financial Data

      The following table represents selected consolidated financial data for Alcatel for the five-year period ended December 31, 2002, which have been derived from the audited consolidated financial statements of Alcatel. Since January 1, 1999, Alcatel’s consolidated financial statements have been denominated in euro. For periods prior to January 1, 1999, Alcatel’s consolidated financial statements have been prepared in French francs and translated into euro at the fixed exchange rate of € 1.00 = FF 6.55957. Although these statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies originally reported in a currency other than the French franc and subsequently restated into euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for the euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of our financial statements and those of another company as translated into euro. The selected consolidated financial data is qualified by reference to, and should be read in conjunction with, Alcatel’s consolidated financial statements and the notes to those statements and Item 5 — “Alcatel’s Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

      French GAAP differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and French GAAP as they relate to Alcatel’s consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity, please refer to Notes 38 through 41 to Alcatel’s consolidated financial statements.

      In October 2000, we effected the initial issuance of our Class O shares in connection with our Optronics division. The dividends paid to holders of the Class O shares are based on the separate performance of the Optronics division. However, please refer to Item 4 — “Information on the Company — History and Development of Alcatel” regarding our board of director’s decision to propose that no dividends be paid on our Class A and Class O shares and ADSs with respect to the 2002 fiscal year. The consolidated financial statements of Alcatel include the financial position, results of operations and cash flows of the Optronics division. Alcatel also prepares separate combined financial statements for the Optronics division that are included elsewhere in this annual report. Please refer to Item 5 — “Optronics Division’s Operating and Financial Review and Prospects,” included elsewhere in this annual report.

	For the year ended December 31,

	2002(1)	2002	2001	2000	1999	1998

	(in millions, except per share and ADS data)
Income Statement Data Amounts in accordance with French GAAP
Net sales	$17,350	€16,547	€25,353	€31,408	€23,023	€21,259
Income (loss) from operations	(762)	(727)	(361)	2,251	1,275	997
Restructuring costs	(1,545)	(1,474)	(2,124)	(143)	(380)	(406)
Amortization of goodwill	(618)	(589)	(1,933)	(576)	(471)	(424)
Other revenue (expense)(2)	(870)	(830)	(213)	623	925	2,207
Net income (loss)	(4,975)	(4,745)	(4,963)	1,324	644	2,340
Earnings per Share — Class A
Net income (loss) — Basic Class A share (3)(4)	(4.18)	(3.99)	(4.33)	1.25	0.70	2.77
Net income (loss) — Diluted Class A share (4)(5)	(4.18)	(3.99)	(4.33)	1.20	0.69	2.63
Dividends per Class A share(4)(6)	—	—	0.16	0.48	0.44	0.40
Dividend per Class A ADS(6)(7)	—	—	0.16	0.48	0.44	0.40
Earnings per Share — Class O(8)
Net income (loss) — Basic Class O share(3)	(4.05)	(3.86)	(1.47)	0.14	—	—
Net income (loss) — Diluted Class O share (5)	(4.05)	(3.86)	(1.47)	0.14	—	—
Dividends per Class O share(6)	—	—	0.10	0.10	—	—
Dividend per Class O ADS(6)	—	—	0.10	0.10	—	—
Amounts in accordance with U.S. GAAP(9)
Net sales	17,352	16,549	25,627	31,382	23,152	21,259
Net income (loss)	(12,069)	(11,511)	(4,937)	(481)	449	1,179
Basic earnings per Class A share:
Income (loss) before extraordinary items (3)(4)	(7.72)	(7.37)	(4.10)	(0.46)	0.49	1.39
Net income (loss)(3)(4)	(10.25)	(9.78)	(4.32)	(0.46)	0.49	1.39
Diluted earnings per Class A share:
Income (loss) before extraordinary items (4)(5)	(7.72)	(7.37)	(4.10)	(0.46)	0.48	1.37
Net income (loss)(4)(5)	(10.25)	(9.78)	(4.32)	(0.46)	0.48	1.37
Basic earnings per Class O share(8):
Income (loss) before extraordinary items(3)	(5.17)	(4.93)	(0.90)	(0.10)	—	—
Net income (loss)(3)	(5.17)	(4.93)	(0.90)	(0.10)	—	—
Diluted earnings per Class O share:
Income (loss) before extraordinary items(5)	(5.17)	(4.93)	(0.90)	(0.10)	—	—
Net income (loss)(5)	(5.17)	(4.93)	(0.90)	(0.10)	—	—
Basic earnings per Class A ADS(7):
Income (loss) before extraordinary items	(7.72)	(7.37)	(4.10)	(0.46)	0.49	1.39
Net income (loss)	(10.25)	(9.78)	(4.32)	(0.46)	0.49	1.39
Diluted earnings per Class A ADS(7):
Income (loss) before extraordinary items	(7.72)	(7.37)	(4.10)	(0.46)	0.48	1.37
Net income (loss)	(10.25)	(9.78)	(4.32)	(0.46)	0.48	1.37
Basic earnings per Class O ADS(7)(8):
Income (loss) before extraordinary items	(5.17)	(4.93)	(0.90)	(0.10)	—	—
Net income (loss)	(5.17)	(4.93)	(0.90)	(0.10)	—	—
Diluted earnings per Class O ADS(7)(8) :
Income (loss) before extraordinary items	(5.17)	(4.93)	(0.90)	(0.10)	—	—
Net income (loss)	(5.17)	(4.93)	(0.90)	(0.10)	—	—

	At December 31,

	2002(1)	2002	2001	2000	1999	1998

	(in millions)
Balance Sheet Data Amounts in accordance with French GAAP
Total assets	$27,135	€25,880	€36,549	€42,978	€34,206	€29,640
Short-term investments and cash and cash equivalents	6,405	6,109	5,013	3,060	3,595	3,813
Short-term debt	1,149	1,096	1,796	1,813	2,367	1,787
Long-term debt	4,914	4,687	5,879	5,577	3,478	2,318
Shareholders’ equity after appropriation	5,250	5,007	9,630	14,361	11,532	9,913
Minority interests	360	343	219	435	463	438
Amounts in accordance with U.S. GAAP(9)
Shareholders’ equity	8,581	8,184	20,788	26,140	15,767	14,514
Total assets(10)	31,911	30,435	49,046	54,323	38,176	34,272
Long-term debt	6,200	5,913	6,202	5,577	3,478	2,325

(1)	Translated solely for convenience into dollars at the noon buying rate of € 1.00 = $ 1.0485 on December 31, 2002.

(2)	Other revenue (expense) includes capital gains (loss) on share disposals, tangible and intangible asset disposals, non-recurring expenses and revenues linked to ordinary business that are exceptional in terms of materiality and frequency, and extraordinary expenses (revenues).

(3)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries at December 31, without adjustment for any share equivalent:

Class A: 1,164,564,095 in 2002, 1,139,218,457 in 2001, 1,060,584,401 in 2000, 922,660,435 in 1999 and 845,712,210 in 1998.

Class O: 25,503,420 in 2002, 18,924,581 in 2001 and 16,500,000 in 2000.

(4)	For purposes of calculating per share amounts, the number of Class A shares has been adjusted to reflect the 5 for 1 stock split approved by our shareholders on May 16, 2000 and which became effective on May 22, 2000.

(5)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our subsidiaries. Net income is adjusted for after-tax interest expense related to convertible bonds issued by Alcatel. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

French GAAP: Class A: 1,164,564,095 in 2002, 1,139,218,457 in 2001, 1,101,896,388 in 2000, 935,209,590 in 1999 and 890,943,720 in 1998. Class O: 25,503,420 in 2002, 18,924,581 in 2001 and 16,500,000 in 2000.

U.S. GAAP: Class A: 1,164,564,095 in 2002, 1,139,218,457 in 2001, 1,101,896,388 in 2000, 935,209,590 in 1999 and 867,943,115 in 1998. Class O: 25,503,420 in 2002, 18,924,581 in 2001 and 16,500,000 in 2000.

(6)	Year to which dividend relates. Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate.

(7)	Alcatel first issued Class A shares represented by Class A ADSs in 1990. Alcatel first issued Class O shares represented by Class O ADSs in October 2000.

(8)	In 2000, net income was taken into account from October 20, 2000, the initial issuance date of the Class O shares.

(9)	For information concerning the differences between French GAAP and U.S. GAAP, see notes 38 to 41 to Alcatel’s consolidated financial statements included elsewhere herein.

(10)	Advance payments received from customers are not deducted from the amount of total assets. See note 38(f) to Alcatel’s consolidated financial statements included elsewhere herein.

Optronics Division Selected Combined Financial Data

      The following table presents selected combined financial data for Alcatel’s Optronics division for the five-year period ended December 31, 2002. For periods prior to January 1, 1999, the Optronics division’s combined financial statements were prepared in French francs and have been translated into euro at the fixed exchange rate of € 1.00 = FF 6.55957. Although these statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies originally reported in a currency other than the French franc and subsequently restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for the euro are not available. A comparison of the Optronics division’s financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of the Optronics division’s financial statements and those of another company as translated into euro.

      The selected combined financial data is qualified by reference to, and should be read in conjunction with, the division’s combined financial statements and notes to those statements and Item 5  — “Optronics Division’s Operating and Financial Review and Prospects” as well as the financial information for Alcatel, including Item 5 — “Alcatel’s Operating and Financial Review and Prospects,” each appearing elsewhere in this annual report. The data have been derived from the audited combined financial statements of the division. For a discussion of significant differences between French GAAP and U.S. GAAP as they relate to the division’s combined financial statements and a reconciliation to U.S. GAAP of the net income and net worth of the division, please refer to Notes 22 and 23 to the division’s combined financial statements.

	For the year ended December 31,

	2002(1)	2002	2001	2000	1999	1998

	(in millions)
Income Statement Data:
Amounts in accordance with French GAAP
Net sales	$88.2	€84.1	€470.4	€432.3	€177.1	€164.1
Income (loss) from operations	(179.7)	(171.4)	(58.6)	95.1	24.6	23.3
Restructuring costs	(81.1)	(77.4)	(7.5)	—	—	2.7
Other revenue (expense)	(92.6)	(88.3)	(21.5)	0.1	(0.9)	(0.1)
Amortization of goodwill	(56.4)	(53.8)	(77.2)	(2.9)	—	—
Net income (loss)	(439.1)	(418.8)	(144.3)	37.5	16.1	24.7
Amounts in accordance with U.S. GAAP
Net income (loss)	(561.6)	(535.6)	(89.1)	31.3	16.4	24.2

	At December 31,

	2002(1)	2002	2001	2000	1999	1998

Balance Sheet Data:
Amounts in accordance with French GAAP
Property, plant and equipment, net	$91.9	€87.6	€262.9	€107.6	€34.7	€27.8
Cash and cash equivalents	21.4	20.4	20.9	49.2	4.3	7.8
Total net worth of the division(2)	(200.5)	(191.2)	227.7	337.5	56.7	53.1
Total financial debt	292.8	279.2	204.9	36.1	4.7	5.7
Amounts in accordance with U.S. GAAP
Total net worth of the division(2)	(159.1)	(151.7)	388.4	330.3	55.8	53.6

(1)	Translated solely for convenience into dollars at the noon buying rate of € 1.00 = $1.0485 on December 31, 2002.

(2)	Except for 2002, these amounts are presented after appropriation. Total net worth of the Optronics division is based on (i) for 1998 through 1999, the historical capital and debt structure of Alcatel Optronics France and, for the U.S. divisions that became part of the Optronics division, the notional amount for which any cash transaction was recorded as an increase or reduction of funds allocated by Alcatel and (ii) since 2000, the current capital structure and financial position of each of Alcatel Optronics France, Alcatel Optronics USA, Alcatel Optronics Canada and Alcatel Optronics UK. See Note 1.1 to the Optronics division’s combined financial statements.

Exchange Rate Information

      The table below shows the average French franc/U.S. dollar exchange rate for 1998 based on the noon buying rate expressed in French francs per $1.00 and the average euro/U.S. dollar exchange rate for 1999 through 2002 based on the noon buying rate expressed in euro per $1.00. As used in this document, the term “noon buying rate” refers to the rate of exchange for either the French franc or euro, expressed in U.S. dollars per French franc or euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

Year	Average rate(1)

Euro/U.S. Dollar(2)
2002	€ 1.0531
2001	0.8929
2000	0.9174
1999	1.0638
French Franc/U.S. Dollar
1998	FF 5.90

(1) The average of the noon buying rate for French franc or euro, as the case may be, on the last business day of each month during the year.
(2) Originally published as U.S. dollar/euro.

      The table below shows the high and low euro/U.S. dollar exchange rates for the previous six months based on the noon buying rate expressed in euro per $1.00.

Period	High	Low

Euro/U.S. Dollar(1)
September 2002	€1.0325	€1.0041
October 2002	1.0301	1.0120
November 2002	1.0088	0.9863
December 2002	1.0074	0.9560
January 2003	0.9652	0.9207
February 2003	0.9339	0.9195

(1)	Originally published as U.S. dollar/euro.

     On March 26, 2003, the noon buying rate was $0.9365 per € 1.00.

RISK FACTORS

Risks Relating to Alcatel’s Operations

      Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described the specific risks that we consider material to our business but the risks described below are not the only ones we face: we do not discuss risks that would generally be equally applicable to companies in other industries, due to the general state of the economy or the markets, or other factors. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

Ongoing weakness in the telecommunications market could have a continued material adverse effect on our business, operating results and financial condition, and cause us to continue to incur net losses in the future.

      Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the telecommunications industry. Over the last two years, our operating results have been adversely affected as a result of unfavorable economic conditions and reduced capital spending by service providers and operators, including our customers in the United States and Europe. If the economic conditions do not improve, and in particular, if demand from telecommunications service providers and operators, which depends upon the extent of existing unused capacity and the growth rate in voice and data traffic levels, including growth in Internet and e-commerce generated traffic, does not increase from current levels, the market for our products may decline further or fail to develop. This would result in even more reduced sales and the carrying of excess inventory, despite the actions taken with respect to our inventory in the context of our restructuring, and described in Item 5 — “Operating and Financial Review and Prospects,” below. Therefore, we may continue to experience material adverse effects on our business, operating results and financial condition and to incur net losses in the future.

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

      The telecommunications industry in which we sell our products is highly competitive and we face intense competition from established competitors. Some of these competitors have a stronger position than us with respect to certain products or in particular markets, or have a different organization of marketing and other functions, which may allow them to better compete in certain areas of our business. Also, the continued strength of the euro against the U.S. dollar may give a competitive advantage to those of our competitors who incur a great portion of their costs in dollars.

      Gross margins may be adversely affected by increased price competition, excess capacity, higher material or labor costs, obsolescence charges, additional inventory write-downs, introductions of new products, increased levels of customer services, changes in distribution channels, and changes in product and geographic mix. Lower than expected gross margins could have a material adverse effect on our business, results of operations and financial condition.

Our restructuring plan may not achieve its target and may require refinement based on the changing market environment.

      In response to changes in the telecommunications industry and general economic conditions, we have restructured, and continue to restructure, our activities to more strategically realign our resources. Our restructuring plan is based on certain assumptions regarding the cost structure of our business, the nature and severity of the continuing downturn in the telecommunications industry and our expected revenue rate, which may prove not to be accurate. The plan has involved the implementation of a number of initiatives to streamline our business, reduce our fixed assets and improve our balance sheet through the reduction in net debt and inventory levels, the write-off of tangible and intangible assets, the exit from certain businesses, the sale of manufacturing plants, the reduction in the number of employees, the implementation of our outsourcing programs for manufacturing and the refocusing of our research and development efforts toward products that provide solutions and value-added services that will increase customers’ revenues. We can provide no assurance that we will not be required to refine, expand or extend our restructuring plan or that our income from operations will turn positive as a result of the plan.

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

Our business requires significant amounts of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

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

      In view of the continued weakness of the telecommunications market and the reduced level of our sales, we have taken important measures to reduce our working capital requirements and to manage carefully our capital expenditures. Despite these measures, we can provide no assurance that we will have sufficient cash in the future to fund our operations.

      In order to finance our business, we have entered into a syndicated credit facility allowing for the drawdown of significant levels of debt, but our ability to draw on this facility is conditioned upon our compliance with certain financial covenants, and we can provide no assurance that we will be in compliance with such covenants at all times in the future.

      In the future, we may need to secure additional sources of funding if our existing facilities and borrowings are insufficient to finance our business. We can provide no assurance that such funding will be available on terms satisfactory to us. If we were to incur high levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures, which could have a material adverse effect on our business.

      On October 4, 2002, Standard & Poor’s lowered its long-term corporate credit and senior unsecured debt rating relating to us from BB+ to B+ (with negative outlook) and our short-term B corporate credit rating was affirmed. On November 20, 2002, Moody’s lowered its senior long-term debt ratings relating to us from Ba1 to B1 (with negative outlook) and our “not prime” rating for short-term debt was confirmed. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and reduction in access to the capital markets. We can provide no assurances that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies.

Credit risks could increase if the financial condition of customers declines.

      A substantial portion of our sales are made to telecommunications customers. These customers often have required their suppliers to provide extended payment terms, direct loans or guarantees to third-party financing sources as a condition to obtaining or bidding on infrastructure projects. As of December 31, 2002, net of reserves, we had provided customer financing of approximately € 1,265 million, and we had outstanding commitments to provide further direct loans or guarantees for approximately € 519 million. We continually monitor and manage the credit we extended to our customers and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing. We expect to continue to provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms.

      As a result of the financing provided to customers, our business could be adversely affected in the event that the financial condition of our customers erodes. Over the last two years, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction or have been experiencing financial difficulties. Upon the financial failure of a customer, we have experienced, and in the future may experience, losses on credit extended and loans made to such customer or guarantees provided on behalf of such customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. We review the levels of our customer financing reserves on a regular basis. In addition to being increasingly selective in providing customer financing, we have various programs in place to monitor and mitigate customer credit risk, including a prior approval process by our Risk Assessment Committee, performance milestones, other conditions of funding, and active customer financing portfolio reviews. Our management is focused on the strategic use of our limited customer financing capacity, on revolving that capacity as quickly and efficiently as possible, and on managing the absolute euro amount of our customer financing obligations. However, we can provide no assurance that such measures will reduce our exposure to customers’ credit risk. While we believe that our allowances for credit losses are adequate, we cannot assure investors that such allowances will cover actual losses.

If we lose our key personnel or if we are unable to continue to attract qualified personnel, our business, financial condition and operating results may be harmed.

      Our future business, financial condition and operating results depend, in part, on our ability to attract and retain certain key personnel. In particular, our research and development efforts depend on hiring and retaining qualified engineers and scientists, competition for whom is intense. Also, in view of the current condition of the telecommunications industry, we may suffer the loss of talented personnel who decide to move to other industries.

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

      Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our sales from telecommunications products and we expect that, for the foreseeable future, this will continue to be the case. In addition, even if we are successful in attracting new customers, new market entrants may not have access to sufficient financing to purchase our products and equipment. In particular, due to current market conditions, investors are being more conservative when deciding whether to provide financing to start-up businesses in the telecommunications sector. We cannot assure you that current customers will continue to place orders or that we will obtain new orders from new customers.

Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.

      Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and, to a lesser extent, the British pound. Because our financial statements are denominated in euro, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could have a material impact on our reported results. In fact, the current strength of the euro against the U.S. dollar has had a negative impact on our net sales; however, it has not significantly increased our loss from operations. We also experience other market risks, including changes in interest rates and in prices of marketable equity securities that we own. We use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our business, financial condition and operating results may be harmed.

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

The Optronics division’s current sales and costs structure are not sustainable in the long term.

      The Optronics division’s net sales were € 84.1 million in 2002, representing an 82.1% decrease from net sales of € 470.4 million in 2001. Despite the division’s restructuring efforts, which included asset sales, plant shut-downs and headcount reductions, the division recorded a net loss of € 418.8 million, a 192% increase from a net loss of € 144.3 million in 2001. Had we not provided an additional € 99.6 million of short-term debt to the division during 2002, increasing the division’s short-term indebtedness to us to € 254.6 million at December 31, 2002, the division would not have been able to continue its operations.

      Unfortunately, we are unable to estimate when the opto-electronics industry will rebound from its depressed levels. Based on the division’s current cost and sales levels, the division is dependent on the funding that we provide. However, we are under no obligation to provide this funding. As we announced in February 2003, we are continuing to explore strategic alternatives for the division. As part of this effort, our board of directors will submit a resolution to our shareholders at our 2003 annual meeting to convert all of the outstanding Class O shares and ADSs into Class A shares and ADSs, as applicable, on a one-for-one basis.

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

The Optronics division’s capacity to produce optical chips is concentrated in two facilities, the loss of which would harm the division’s ability to deliver products and maintain sales volume.

      The Optronics division has two facilities: the “active” chip production facility in Nozay, France and the “passive” chip production facility in Livingston, Scotland. These two facilities produce optical chips, which are the key components in many of its optical products. The loss or interruption of either facility’s production for any reason would impair the division’s ability to continue the production of its key laser products (actives) and its planar-based products (passives) and consequently to maintain sales levels. Any sustained interruption of production could lead to a loss of customers and decrease in net sales.

Risks Relating to Ownership of our Class A and Class O ADSs

The trading price of our Class A and Class O ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euro into U.S. dollars.

      Fluctuations in the exchange rate for converting euro into U.S. dollars may affect the value of our Class A and Class O ADSs. Specifically, if the relative value of the euro to U.S. dollar declines, each of the following values will also decline:

•	the U.S. dollar equivalent of the euro trading price of our Class A and Class O shares in France, which may consequently cause the trading price of our Class A and Class O ADSs in the United States to decline; and

•	the U.S. dollar equivalent of the proceeds that a holder of our Class A or Class O ADSs who converted such ADSs into our Class A or Class O shares, as the case may be, would receive upon the sale in France of any such Class A or Class O shares.

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

Item 4.     Information on the Company

History and Development of Alcatel

General

      We are a leading provider of end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user. Given our expertise in telecommunications network equipment as well as our expertise in applications and network services, we enable our customers to focus on optimizing their service offerings and revenue streams. With approximately 76,000 employees located in 130 countries, and net sales of € 16,547 million in 2002, we are recognized as the world leader in DSL based on lines shipped, according to market studies by research and consulting firms specializing in the telecommunications industry, and we are one of the leaders in terms of sales in all of our primary business segments: high-speed Internet access, terrestrial and submarine optical networks and intelligent networking. Our customers are telecommunications operators and Internet service providers as well as businesses and consumers.

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

      Our registered office and principal place of business is 54, rue la Boétie, 75008 Paris, France, our telephone number is 33 (1) 40.76.10.10 and our website’s address is www.alcatel.com. The contents of our website are not incorporated into this annual report. The address for Mr. George Brunt, our authorized representative in the United States, is Alcatel USA, Inc., 3400 West Plano Parkway, Plano, Texas 75075.

      Our total capital expenditures were approximately € 490 million for the year ended December 31, 2002, compared to € 1,748 million in 2001 and € 1,834 million in 2000. Our capital expenditures are incurred in the ordinary course of our business and operations, and are generally funded out of cash flow from operations. Further details applicable to capital expenditures and funding sources are detailed in “Alcatel Liquidity and Capital Resources” in Item 5 — “Alcatel’s Operating and Financial Review and Prospects.”

Overview

      The global economic slowdown and the deterioration of the telecommunications and information infrastructure sectors, which began in 2001, continued to have a material, negative impact on our results of operations for 2002. The substantial restructuring efforts and significant actions that we had implemented in 2001 were expanded and refined during 2002 to try to address the continuing slowdown in the overall carrier market and to reduce our fixed costs accordingly. Our restructuring plan in 2002 involved the implementation of a number of initiatives to streamline our business and reduce fixed costs, through the exit from certain businesses, the sale of manufacturing plants, a workforce reduction, the implementation of outsourced manufacturing and the refocusing of our research and development efforts toward products that provide solutions and value-added services that will increase customers’ revenues. As we continued to decrease our fixed costs, we were able to improve our income from operations, which turned positive in the fourth quarter at € 20 million at the end of 2002. In addition, we had a positive operating cash flow for each quarter during the year, and ended 2002 with a net cash position of € 326 million.

      At the beginning of January 2003, we reorganized our business along three market segments, fixed, mobile, and private communications. The fixed and mobile segments address two customer bases for which we act as systems supplier; the private communications segment addresses mostly customers who are end-users. We believe this market-driven organization, focusing on solutions to be provided to customers, as opposed to a focus on specific products, will better position us to anticipate and meet the evolving needs of our customers.

      The actions taken in 2002 are even more critical as we expect 2003 to remain challenging. We continue to work at both increasing the flexibility of our operations and reducing our expenses so that by the end of 2003 we can achieve quarterly breakeven operating income at an assumed € 3.0 billion sales level. However, if global economic and telecommunications market conditions do not improve or deteriorate further, we may not achieve this target or reach, as we currently expect, breakeven income from operations in 2003, and we may experience continued material adverse effects on our business, operating results and financial condition.

Recent Events

      Conversion of Class O shares into Class A shares. On February 3, 2003 our board of directors decided to submit for approval a resolution at our annual shareholders’ meeting, scheduled to be held on April 17, 2003, to convert all outstanding Class O shares and ADSs into Class A shares and ADSs, as applicable, on a one-for-one basis. This decision was taken after our board analyzed the market conditions of the opto-electronic industry and noted that the conditions were very different than those that existed at the time the Class O shares were created and that the current conditions negatively affected the Optronics division’s performance and appear likely to do so throughout 2003 and later. Our management believes that the elimination of the tracking stock will give us more flexibility as they address the future of the Optronics business and continue to explore strategic alternatives for this division.

      No dividends for 2002 fiscal year. On February 4, 2003, we announced that our board of directors will propose a resolution at our annual shareholders’ meeting scheduled to be held on April 17, 2003 approving the board of directors’ recommendation that no dividends be paid on our Class A and Class O shares and ADSs with respect to our 2002 fiscal year. Alcatel’s distributable profits for 2002 were not sufficient to pay such a dividend.

      Acquisition of iMagicTV. On February 7, 2003 we entered into a definitive agreement to acquire iMagicTV, a Canadian supplier of software products and services that enable service providers to create, deliver and manage digital television and media services over broadband networks. We already hold a 16% stake in the share capital of iMagic. Under the terms of the agreement, we are offering an equivalent of U.S.$ 1.20 per iMagicTV common share, subject to certain adjustments based upon the movement of our Class A ADS price, payable with newly-issued Class A shares. The transaction has an implied equity value of approximately $ 30 million, is expected to close by the end of April 2003, and is subject to customary closing conditions.

      Sale of shareholding in Atlinks. On February 12, 2003, we exercised our option to put our 50% shareholding in Atlinks to Thomson, our joint venture partner for € 68 million. Atlinks is a manufacturer of residential telephones.

      Transfer of a portion of the employees at Lannion. On March 25, 2003, we announced that we had entered into an agreement with Solutions Plastiques, a plastic moulding company in Europe, to transfer 115 of the 180 employees at the Optronics division’s Lannion, France plant. Offers will be made to such employees, to be accepted on a voluntary basis.

Highlights of transactions during 2002

     Acquisitions

      Acquisition of Astral Point Communications. In April 2002, we acquired Astral Point Communications, Inc., a privately-held U.S. company that focuses on next-generation synchronous optical network (SONET) metropolitan optical systems. Under the terms of the agreement, 9 million Class A shares, a majority of which were represented by Class A ADSs, valued at approximately € 144 million were exchanged for the outstanding share capital of Astral Point.

      Acquired control Alcatel Shanghai Bell. In July 2002, we completed the transaction to acquire control of Alcatel Shanghai Bell, the first company limited by shares with foreign ownership in China’s telecommunications sector. This completed the integration of our key operations in China with Shanghai Bell as first announced in October 2001. We hold 50% plus one share in Alcatel Shanghai Bell, with Chinese entities owning the remaining shares. We reached our percentage ownership through the acquisition of an 18.35% interest in the entity for an aggregate price of approximately U.S. $ 312 million.

      Acquisition of Telera. In August 2002, we acquired Telera, Inc., a privately-held U.S. company that manufactures software to enable service providers and enterprises to develop advanced voice applications that will transform the telephone into a tool to access Web-based information. Under the terms of the agreement, approximately 15.5 million Class A shares, a majority of which were represented by Class A ADSs, valued at € 79 million were exchanged for the outstanding share capital of Telera.

     Dispositions

      Sale of European enterprise distribution and service business. In April 2002, we completed the sale of Neco, our European enterprise distribution and services business to Platinum Equity LLC, a U.S.-based venture capital group at a loss of € 35 million. The agreement also includes a post-closing adjustment based on net assets and a six-year earnout provision, which under certain circumstances, would allow us to more than offset the cash payment made by us. One of Platinum Equity’s portfolio companies, Nextira One, will distribute our enterprise voice and data products in the U.S. and will continue the distribution of such products in Europe.

      Transfer of French factory. In June 2002, we completed a transaction with Jabil Circuit to outsource the European manufacturing of our private branch exchange (PBX) and internet protocol (IP)-based PBX corporate telephone systems. The agreement transferred our Brest, France manufacturing facility to Jabil and Jabil will continue to manufacture our PBX products. Seven hundred of our employees were transferred to Jabil Circuit upon the closing of the transaction.

      Sale of microelectronics business. In June 2002, we sold our microelectronics business to STMicroelectronics (“ST”) for € 390 million in cash. As part of this transaction we entered into a cooperation agreement with ST for the joint development of DSL chipsets that are expected to be available for sale by ST to third parties.

      Cooperation agreement. In June 2002, we completed a transaction with ST for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. Under the terms of a cooperation agreement, we transferred our team of mobile phone integrated circuit designers to ST and ST received access to the know-how and intellectual property related to GSM/GPRS chipsets. The chipsets developed through this cooperation agreement also are expected to be available for sale by ST to third parties. This arrangement also includes a multi-year agreement with ST to supply us with 2.5G chipsets.

      Sale of European factories. In 2002, we completed all of the phases of the sale of our manufacturing facilities in Cherbourg, France; Gunzenhausen, Germany; and Toledo, Spain to Sanmina-SCI Corporation, a leading electronics contract manufacturer. These facilities comprised nearly 100,000 square meters (1 million square feet) and employed approximately 1,500 employees, who became Sanmina-SCI employees.

      Sale of certain of the Optronics division’s assets and a plant closure. In 2002, the Optronics division sold Alcatel Optronics Netherlands, the subsidiary that included its non-core MEMs and Planar design software, in a management buy-out; sold the majority of assets of Alcatel Optronics USA to Sanmina; and closed its Gatineau, Canada plant and facilities and transferred all of its manufacturing activities to Livingston, Scotland.

      Sale of investments. During 2002, we sold a portion of our interests in Thales and Nexans and all of our interest in Thomson for € 568 million in cash. We retain a 9.7% and 15.0% interest, respectively, in the share capital of Thales and Nexans.

     Financings

      Sale of redeemable notes. On December 19, 2002, we closed the sale of € 645 million of notes mandatorily redeemable into Class A shares. The notes are currently redeemable at the option of the holder and unless previously redeemed, purchased or cancelled (subject to certain exceptions) will be mandatorily redeemed on December 23, 2005. On the basis of a redemption ratio of one share for one note, 120,786,517 Class A shares is the maximum number of shares issuable upon redemption of the notes on December 23, 2005. To effect the redemption, we will either issue new shares or use treasury shares already held by us. The notes are registered on the Premier Marché of Euronext Paris S.A., have a nominal value per note of € 5.34 and bear interest at a rate of 7.917% per annum. We prepaid the interest on January 2, 2003.

Highlights of transactions during 2001

     Acquisitions

      Acquisition of interest in Alcatel Space. In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales for € 795 million, paid half in cash and half in Thales shares that we owned. As a result of this transaction, Alcatel Space became our wholly-owned subsidiary.

      Kymata. In September 2001, Alcatel acquired Kymata Ltd. (now known as Alcatel Optronics UK), a U.K. company involved in planar technology for high-end passive optical components. In a stock-for-stock transaction, we acquired all of the outstanding stock of Kymata for an aggregate of 9 million of our Class O shares and 2.2 million of our Class A shares valued at € 95 million.

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

      Evolium™SAS. In September 2000, Fujitsu Limited and we finalized the creation of a joint venture named Evolium™ SAS to develop a UMTS solution and build on Fujitsu’s and our technological developments in the current and third generation mobile communications markets. We hold 66% of the joint venture’s equity and Fujitsu holds the remaining 34%. The joint venture distributes its products through Fujitsu’s and our sales organizations.

      360networks. In November 2000, we purchased $ 700 million of 360networks inc. convertible preferred stock. In addition, we entered into an agreement with one of 360networks’ subsidiaries to construct the 360pacific fiber optic submarine cable system between North America and Asia. 360networks filed for bankruptcy protection and the 360pacific system was cancelled in 2001. As a result of 360network’s bankruptcy, we wrote off this investment in 2001. See Item 5 — “Alcatel’s Operating and Financial Review and Prospects.”

Business Overview

      The simplified organizational chart below sets forth our four business segments reflected in our consolidated financial statements for 2002, and the principal business activities of each segment.

Space and
Carrier Networking	Optics	e-Business	Components

• Broadband Networks • Mobile Networks • Voice Networks • Application Software • Alcatel Services	• Optronics • OpticalNetworks • Optical Fibers • Wireless Transmission	• e-BusinessNetworking • e-Business Application • Mobile Phones	• Space • Batteries • Components

      For financial information by operating segment and geographic market, please refer to Note 3 to our consolidated financial statements and Item 5 — “Alcatel’s Operating and Financial Review and Prospects.”

      At the beginning of January 2003, we reorganized our activities along three market segments covering the entire range of voice and data communication solutions: fixed communications, mobile communications, and private communications. The simplified organizational chart below sets forth the three business segments and their principal business activities during 2003:

Fixed Communication	Mobile Communication	Private Communications

• Fixed Networks • Optical Networks • Fixed Solutions • Components & Sub-systems for fixed networks	• Mobile Networks • Mobile Phones • Mobile Solutions • Wireless Transmission	• Enterprise Solutions • Space Solutions • Transport Solutions • Integration & Services

Carrier Networking

      General. This business group provides end-to-end networking products, services and solutions to telecommunications service providers for the build out and operation of fixed and mobile multimedia services delivery networks. We provide a networking infrastructure that optimizes operational efficiencies and enables the rapid rollout by service providers of profitable end-user services. In 2002, the Carrier Networking group had net sales of € 8,135 million (not including sales of € 56 million to our other business segments) accounting for 49.2% of our total net sales.

      Broadband Networks (BND). This division addresses the broadband data networks segment of the telecommunications service provider market. The continuing world-wide demand for higher speed access to the Internet is spurring the growth of this market segment. We provide broadband access products (including digital subscriber line (DSL) and fiber to the user (FTTU)), broadband infrastructure products (including asynchronous transfer mode (ATM) switches and internet protocol (IP) core routers, both with optional multi-protocol label switching (MPLS)) and a fully integrated network and service management portfolio.

      Access products provide a means of connecting the end-user to a network. In the broadband access segment, we are recognized as the world leader in DSL, having shipped more than 20 million asynchronous digital subscriber lines (ADSL) since 1999. Based on a survey conducted by Dell’Oro, for the first three quarters of 2002 we held approximately 37.1% of the global DSL market based on lines shipped. DSL solves the bandwidth problem associated with the delivery of high speed data, voice and video over copper wire phone lines. The product advances that we made now allow the Alcatel 7300 ASAM product (originally introduced in 2000) to enable mass deployment of broadband services over a single copper line for use by both business and residential customers. These broadband services include high-speed data access, toll-quality voice over DSL, virtual private networks (VPNs) for telecommuting, and a full range of video services.

      By leveraging our expertise in broadband, in 2002 we released for commercial use a fiber-based broadband access FTTU solution that provides even greater service and bandwidth growth through the use of fiber instead of copper phone wires. With the Alcatel 7340 FTTU standards-based, passive optical networking solution, service provider networks have the capability to deliver to consumers and businesses high quality voice, high-speed data access and video services over an all optical network, including emerging high bandwidth services like high definition TV.

      Our broadband switching and routing infrastructure product portfolio facilitates the transmission and switching of data within a service provider’s network. These multi-service, wide area network (WAN) products enable carriers to preserve their existing data, video and voice services through traffic management and to scale their network while in-service to meet the growth of IP traffic with “carrier-class” attributes that focus on reliability.

      We offer ATM and frame relay switching products for both the edge and core of a service provider’s network. Our product architecture will enable service providers to migrate their existing multiple networks to a converged core network at their own pace. Based on a survey published by RHK in December 2002, we were ranked second in the multi-service WAN product market in 2002 based on sales. Our ATM products include:

•	the Alcatel 7670 routing switch platform (RSP) (introduced in 2001) integrates both IP/MLPS and ATM technologies and targets large telecommunications service providers whose networks use multiple technologies to carry voice, data and video traffic. By adding capacity to the 7670 RSP during the first quarter 2002, this product offers service providers the ability to scale from an existing switching capacity of 49 Gbps to nearly 450 Gbps in a single system without causing a disruption in service;

•	the Alcatel 7470 multi-service platform targets regional carriers whose networks do not require as much capacity; and

•	the Alcatel 7270 multi-service concentrator is designed for customer-located or remote central office applications that carry primarily data and voice traffic.

      In 2002, we enhanced our IP routing products with the introduction of the Alcatel 7770 Optical Broadband Exchange (OBX), the next generation of the Alcatel 7770 Routing Core Platform (RCP). The 7770 OBX delivers telecom operator-grade reliability into a service provider’s IP core network based on our industry leading, non-stop routing capability called the Alcatel Carrier Environment Internet System (ACEIS). The Internet IP core of the network generally has not benefited from the same quality of service as is provided to voice networks. Building on the strengths of the Alcatel 7670 and 7770 RCP technology, the 7770 OBX brings to the market a product with scalability and telco central office reliability.

      Our network service management products provide fully integrated management solutions to support network operations and enable service delivery. Offering multi-vendor support, our management products provide the intelligence to control network connections, customer billing, care and management, as well as Internet access and service assurance. The Alcatel 5620 Network Manager (NM) is the cornerstone of our family of network and service management products for data networks. As an integrated part of our family of broadband products, the 5620 NM manages wireline and wireless broadband services that originate on access devices and are transported over edge and core switches. The 5620 NM is currently installed in more than 1,000 networks worldwide, including over 350 service providers.

      Mobile Networks (MND). This division provides voice and non-voice networks and services to wireless service providers throughout the world. Our products, marketed under the Evolium™ name, focus on two wireless mobile network technologies — Global Systems for Mobile Communications (known as GSM or as a 2G technology) and Universal Mobile Telephone Communications System (known as UMTS or as a 3G technology). As a result of the acquisition of control of Alcatel Shanghai Bell in 2002, the division also has CDMA (Code Division Multiple Access) product capability in China.

      Our Evolium™ products provide radio and base stations for GSM, GSM/GPRS (general packet radio service), GSM/EDGE (enhanced data for global evolution) and/or UMTS networks. Our products are designed to facilitate rapid network deployment and expansion and allow our customers to reduce their total costs of ownership, enhance capacity solutions and improve quality of service. UMTS represents an important evolutionary step over 2G networks in terms of services, voice quality and data speeds. Our joint venture with Fujitsu, entered into in 2000, provides us with competitive and comprehensive UMTS mobile radio and core network solutions. With our Evolium3G™ portfolio, mobile operators can offer a new range of data services including prepaid data services, as well as high-quality circuit-switched, voice communications.

      In 2002, we were able to increase our world-wide GSM customer base to 123 from 110 in 2001. Going forward, we plan to maintain our growth and to further improve our profitability in this market, while we work toward establishing a strong and lasting presence in the 3G market, with low total cost of ownership and first-to-market UMTS offerings. In 2002, we established a 3G demonstration center that offers third party vendors a unique, live and comprehensive GPRS, EDGE and 3G/UMTS end-to-end environment to develop, test, validate and promote their advanced mobile data applications and services. In 2002, we also developed a complete public wireless LAN (PWLAN) 802.11x solution for mobile and fixed service providers that allows for end-user roaming between networks. We anticipate the commercial launch of this product in 2003.

      Voice Networks (VND). Voice services represent roughly 70% of all communication service subscription revenues and voice service infrastructure represents one of the largest equipment segments in the public networks market. Our voice service infrastructure products, the Alcatel 1000 systems, are carrier grade, switching solutions that comply with international standards and deliver feature-rich, high revenue-generating services, from voice telephony to Internet access, for very small to very large configurations. These systems are present in more than 145 countries with approximately 330 million circuit switching lines installed, representing more than 18% of the world’s inventory.

      In the future, we believe that traditional, narrowband-based voice networks will switch to packet, or data-based, voice networks (also known as next generation networks (NGN)) because packet networks offer a lower cost infrastructure and the potential for providing advanced services. We also believe that this shift will evolve over time and occur in incremental steps. This approach will allow operators to maximize the profitability of their existing networks while capitalizing on new revenue streams from advanced multi-media services for fixed and mobile users.

      Our NGN portfolio includes softswitches, media gateways (trunking and access), media gateway controllers, signaling servers, media and application servers, and IP/ATM nodes. These products allow service providers to offer advanced services, including voice over IP, long-distance bypass and multimedia next generation service applications end users. Our NGN platforms incorporate the latest industry standards and protocols and interoperate with other vendor platforms.

      The VND division also develops and markets Digital Loop Carrier (DLC) multi-service access solutions that use existing copper phone wires. Based on lines installed, the Alcatel Litespan® family of DLC solutions is the world leader with more than 49 million lines installed. In 2002, we announced our Next Generation Digital Loop Carrier portfolio which enables service providers to extend the reach of their networks to end-users and to improve their flexibility in providing multiple access services including voice, leased lines, data, broadband access, voice over DSL, and voice over IP, to end-users. We anticipate the system will have its first commercial release in 2003 in the U.S.

      Applications Software (ASD). This division provides fixed and mobile operators with applications and solutions to leverage their network infrastructure assets and increase the number of services they offer. ASN has an extensive Intelligent Network (IN) portfolio of applications that can work in a multi-vendor environment. The division also offers an application development platform (Open Services Delivery Environment) for voice, data and multimedia services that can incorporate third party applications and content.

      Our portfolio of end-user applications includes extended call routing, messaging, and multimedia applications, allowing operators to create new revenue streams and increase end-user loyalty. The portfolio includes the Alcatel 8610 series, which enables prepaid mobile service and calling cards, the 8670 series, which enables fixed and mobile phone number portability, and the 8680 series, which provides messaging services such as global voice mail, unified and multimedia messaging service (MMS).

      We also provide an advanced and highly secure payment solution that enables real-time content charging of voice and data services for prepaid and postpaid users. This solution supports third party applications and all leading payment methods and allows telecom operators to continue to maintain network control while providing billing flexibility for new services. In addition to billing for connection time, with our solution telecom operators have the option to adopt new business revenue and payment models based upon content downloaded from the Internet.

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

      NSD plans, designs, installs, operates and maintains networks tailored to customers’ objectives, whatever their infrastructure requirements: voice or data, wireless or wireline, regional or national. The networks that we serve can consist entirely of our comprehensive portfolio of products and applications or can integrate multi-vendor elements. Through our network of local sub-contractors who are managed by our project management professionals, we can deploy and upgrade all aspects of our customers’ networks. NSD is divided into three activities:

•	Network Design and Build — defines, designs, builds and integrates equipment and application sub-systems (radio, closed-circuit TV, Supervisory Control and Data Acquisition, etc);

•	Network Operator Support — provides network support services, including technical operations and maintenance, call centers operations, customer data communication, service activation and assurance; and

•	Operator Support Systems — provides and integrates software applications enabling the management of the network including the provision and billing of the service.

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

Optics

      General. The Optics segment produces and installs systems to transmit voice, data and multimedia applications through optical fibers and cables using terrestrial (long-haul and metropolitan) and submarine (ultra long-haul) networks and through microwave radios using fixed point-to-point microwave radio links. This segment also designs, manufactures and sells optical fibers and cables. The Optronics division, which is part of this segment, designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Our global optical portfolio is designed for next generation networks where IP and the Synchronous Optical Network (SONET) standard used in the North American market, or the Synchronous Digital Hierarchy (SDH) standard used in the rest of the world, coexist. In 2002, our Optics segment had net sales of € 3,472 million (not including sales of € 32 million to our other business segments) accounting for 21% of our total net sales.

      We believe that this division has the following three key assets that differentiate us from our competitors in this segment of the market:

•	An end-to-end optical solution. We are the only supplier to produce and install optical networks for both terrestrial and submarine systems. We also offer a complete range of terrestrial optical networking solutions for transport, bandwidth aggregation and intelligence, and are well positioned to provide our customers with multi-service solutions.

•	A unique network intelligence. We deliver “intelligence” into optical networks with a network manager that supports both data and voice traffic and provides end-to-end wavelength services. A single management system ties together the optical transport products, optical gateways and optical routers that comprise an optical network.

•	A true worldwide presence. Operating in more than 130 countries, we are well positioned to help our customers expand their business abroad and/or to build global networks. This global reach also provides us with leverage to seize business opportunities wherever market demand exists.

      Optical Networks (OND). This division’s turnkey terrestrial and submarine optical transmission networks are based on our transmission products developed and manufactured within our company. These products use SDH, SONET, dense wavelength-division multiplexing (DWDM), IP and ATM technologies so that a network can evolve from current technologies (SDH/SONET) to all optical networking (DWDM, IP and ATM), depending upon the requirements in the backbone area (terrestrial and submarine) and in the metropolitan area of the network. Our product family provides cost-effective solutions that are compatible with a telecommunication service provider’s existing installed network, thus allowing support for future broadband demands through an incremental investment by an operator. Our products are also designed to help lower the total cost of network ownership by our customers.

      In 2003, we anticipate focusing our product development and sales efforts on the metro market because the development of mobile and LAN networks with broadband access is driving more traffic to that part of an operator’s network. Also, in 2003 we plan to launch SDH and WDM products in China that are manufactured by Alcatel Shanghai Bell.

      Terrestrial. The terrestrial optical networking market declined further in 2002 from already reduced levels in 2001, leading us to reduce our costs across the division, notably by reducing headcount at our U.S. operations. Despite these reductions, over the first three quarters of 2002 we were ranked as the world leader in terms of sales of terrestrial optical networking equipment based on a survey by RHK.

      Our terrestrial product family includes:

•	Optical Network Systems — When bandwidth efficiency, high-level wavelength routing, switching, and restoration are required we offer the Alcatel 1640 WM/OADM products (released in 2001).

For metropolitan and enterprise applications, where flexibility and cost-effectiveness are required, we offer our 1686 WM (for regional networks) and 1696 Metro-Span (for metropolitan networks) DWDM products. In 2002, we launched the Alcatel 1696 Metro-Span Compact for customer premises equipment and edge applications and added the “4xAny” feature to the 1696 Metro-Span family, which enables the grooming of many different services into one standard SDH/SONET signal, thereby reducing the cost per single service transported.

•	Multi-service Nodes and Gateways — for use in metropolitan networks as well as in core backbones. Our multi-service nodes and gateways deliver SDH conventional services and provide integrated ATM switching and IP routing broadband capabilities. These additional functions improve facility management, reduce operational costs and efficiently offer new services. In addition, the Alcatel 1674 Lambda Gate is a combination multiservice core gateway and optical cross connect which bridges considerable distances and concentrates large capacities of traffic in one piece of equipment.

•	Network Management — all of our systems are managed by one common and integrated network management platform, which enables efficient traffic control and routing throughout all network levels, from local to intercontinental links. In 2002, we launched the Alcatel 1355 Bandwidth-on-Demand Manager to meet operators’ needs for dynamic bandwidth allocation over DWDM and SDH/SONET transmission networks without requiring large expenditures on network upgrades.

      We also offer a range of products based on SONET technology, including multi-service network elements and digital cross-connects, together with a comprehensive service package. In 2002, we acquired Astral Point Communications and integrated their next-generation metro SONET system into our offerings to help us to better address the metro market in North America.

      Submarine. We are the world leader in the development, manufacture, installation and management of undersea telecommunications cable networks. Our submarine network solutions range from the shortest links (continent to island, coastal festoons) to ultra-long-haul systems through transoceanic routes. For the installation of these systems, we rely on a dedicated state-of-the-art fleet of cable laying ships to ensure that the system is properly laid. During 2002, the demand for submarine networks declined further from already reduced levels in 2001, due to excess capacity on transoceanic networks, as well as to the financial limitations and bankruptcies suffered by telecommunications network operators. In total, the worldwide submarine market has declined by more than 80% over 2000-2002. As a result, in 2002 we took additional steps to reduce our fixed costs. We anticipate that demand will remain depressed in the foreseeable future.

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

      Optical Fibers. Our optical fiber, cables and passive interconnection hardware link all the active elements of an optical network. Providing the “pipeline” that carries Internet traffic, we develop solutions that are intended to meet current and future bandwidth demands. The optical fiber market suffered a further deterioration in 2002 from already reduced 2001 levels, leading to a 60% decline over 2000-2002.

      Our product portfolio includes:

•	A full range of singlemode fibers that support long distance, high bandwidth demands and multimode fibers that support short distances of local area networks (LANs).

•	TeraLight™ Metro and Ultra fibers support high-capacity metropolitan and long distances that can be upgraded to utilize more transmission bands and increase the channels per band.

•	Our right-of-way solutions help owners and telecommunications operators use the infrastructure of existing utilities, such as powerline, highways, gaspipes, etc. to lay fiber.

      In 2002, we introduced a new 10 gigabit multimode GLight™ fiber with associated cable solutions and connectivity hardware that increases data speeds for LANs and storage area networks. In addition, in 2002 we launched a FTTU optical fiber cable and connectivity solution to aid in the delivery of ultra high-speed communications to the premises of the end-user.

      Wireless Transmission. We are a leader in the point-to-point telecommunication microwave radio market. Our product portfolio offers a wide range of wireless transmission solutions, covering both European telecommunications standards institute (ETSI) and American standard-based environments.

      For the ETSI markets, this division designs, develops and manufactures high-capacity systems based on SDH technology for long-haul (our 9600 LSY/LH product) and urban applications (our 9600 USY product), which carry voice, IP/ATM and video traffic simultaneously, and medium/low-capacity systems based on PDH (plesiochronous digital hierarchy) technology, for long-distance (our 9400 LX product) and urban (our 9400 UX product) applications. For the U.S. market, we provide high-capacity SONET systems (our MDR-4000s, MDR-8000s, and MDR-9000s products) and medium/low-capacity PDH microwave radios (our MDR-4000e, MDR-6000, MDR-8000 products).

      Our product portfolio is suitable for public and private transmission networks, mobile and broadband distribution applications and private business point-to-point data connections.

      See “Business of the Optronics Division” below for a description of Optronics.

e-Business

      General. The e-Business segment produces, supplies, implements and supports a broad range of business and consumer products, including private branch exchanges (“PBXs”), LAN switches, data communication equipment and GSM and GPRS handsets. The integration of voice, data and images on a single network is the catalyst of a fundamental evolution in business communication tools, which is the result of the changing needs of business today. Our strategy is based on the development of standards-based infrastructure and communication software solutions to help enterprises communicate more efficiently with their customers, partners and employees. During 2001 and into 2002, we completed a three-year re-engineering program in which we focused our research and development efforts on voice/data convergence products, leveraged our broadband leadership to introduce managed services solutions, sold Neco, our enterprise distribution division in Europe, and outsourced production of our mobile handsets and our PBX manufacturing. During the same period, we expanded our multi-channel distribution network into the U.S. market. In 2002, our e-Business segment had total net sales of € 2,247 million (not including sales of € 21 million to our other business segments) accounting for 13.6% of our total net sales.

      e-Business Networking (eND). This division designs and builds hardware and software that provide business enterprises with easy to use, open communications networking solutions. Many communication challenges stem from disparate business functions and systems trying to work together. eND provides IP communications that deliver networks that are scalable, mobile and easily managed and that use software based on standard protocols so that users will not be limited in a network expansion. A key element of our product line is the Alcatel OmniPCX (private communication exchange) 4400. Based on a client/ server UNIX architecture, the Alcatel OmniPCX 4400 is scalable, includes a wide range of telephone handset options (including IP, digital, analog, wireless or softphones), integrated applications such as mobility, messaging and contact centers, voice-over IP support with quality of service management, extensive networking capabilities and comprehensive network management. Another key element of our product line is the OmniSwitch family, a portfolio of switches launched in 2002 that provide enterprises with an intelligent multi-service infrastructure to support converged voice, data and video networks.

      e-Business Applications. Through our wholly-owned subsidiary Genesys, we are a leading provider of computer telephony integration (CTI) software and customer contact center solutions that help businesses manage customer interactions and communications, as well as customer service operations and staffing. Our contact center solutions enable a business to intelligently route all incoming customer interactions in real time, including phone, email, and Web contacts, using our Genesys Suite 6 products and technology. Genesys solutions enable businesses to route customers based on pre-defined business criteria, such as individual customer knowledge, buying behavior, demographic information, agent skill sets, customer need and company-wide business processes. Calls that are intelligently routed reduce telecommunications charges and increase customer service agent productivity at the contact center. More efficient customer service leads to increased customer satisfaction and loyalty. Businesses primarily use our Genesys software for inbound customer service, collections, help desk and support, and outbound marketing campaigns. This software operates in all types of network environments (circuit-switched and IP), and integrates with a wide range of enterprise software applications.

      Supporting expansion into the mid-sized contact center market, our Genesys Express solution provides a ‘ready-to-run’ multimedia contact center that can be deployed in days on a single system — allowing customers to realize the benefits of contact center automation more quickly than customized, higher cost solutions. Genesys Express provides model environments for multi-dimensional routing, monitoring and reporting. These model environments provide configurations for common industries and contact center types to help achieve fast deployments.

      We acquired Telera, Inc. in August 2002, officially establishing Genesys in the voice self-service market for contact centers. As a result, we launched our Genesys Voice Portal, a new solution designed to provide advanced voice self-service functionality for customer contact centers and customer service. Genesys Voice Portal enables businesses to deliver cost-effective self-service to customers, while providing the ability to seamlessly transition the customer to an agent if ’live’ support is necessary.

      Mobile Phones. The division designs and markets mobile handsets, looks for new market opportunities and product concepts to be used by our operator customers and also keeps track of technological evolution and actions by our competitors. Since 2001, Flextronics has manufactured and delivered the handsets that we design pursuant to an outsourcing agreement we entered into with them. The division continues to define all the elements required for the implementation of product launches in GSM markets worldwide.

      We have developed a range of handsets that we market under the OneTouch™ name, that capitalize on two key concepts: intuitive interfaces between the user and the phone and easy access to customized value-added services. Some of the mobile phones that we market operate on the GSM/GPRS standard. In 2002, we launched the OneTouch™ 715, our latest mobile handset using GPRS technology.

Space and Components

      General. The Space and Components segment produces a broad range of space-based systems for the high speed transport of voice, data and multimedia communications. This segment also produces a wide variety of components, mobile telecommunications subsystems (including high frequency components and antennas for microwave transmission), as well as high technology batteries for portable and industrial applications and electronic back-up power supply and conversion systems. In 2002, our Space and Components segment had total sales of € 2,671 million (not including sales of € 320 million to our other business segments) accounting for 16.1% of our total net sales.

      Space. Alcatel Space, our wholly-owned subsidiary, develops satellite technology for telecommunications, navigation, optical and radar observation, meteorology, and other scientific fields. With partners around the world, thirteen industrial sites throughout Europe and a strong commitment to research and development, Alcatel Space participates as prime contractor, operator, investor, or service provider in space programs.

      In 2002, the commercial market represented approximately 50% of Alcatel Space’s sales and the institutional market represented the other 50% of sales. However, in 2002, the commercial market, which includes all telecommunications applications for satellites, slowed. A total of six satellites were ordered worldwide, down from 23 in 2001. The slowdown in this market resulted from the combination of the telecommunications crisis and the consolidation of satellite operators through mergers with the resulting optimization of the merged entities’ fleets. In the commercial area we received two telecommunication satellite orders in 2002: one for the Brazilian operator, StarOne, and the other for the European operator, Eutelsat.

      In addition, Alcatel Space is a leader in satellite digital audio broadcasting and offers cost-effective communications solutions to deliver video, digital radio, webcasting and data directly to hundreds of fixed and mobile terminals. Alcatel Space’s work in both the space and ground segments of WorldSpace and XM Satellite Radio have added to its expertise in this area. In 2002, Alcatel Space teamed up with partners to provide an experimental demonstration of in-car reception of digital radio programs and associated data services. To reach new markets, Alcatel Space is also developing satellite broadband access solutions.

      The institutional market includes satellite-based solutions for telecommunications, navigation, radar and optical observation, weather forecasting and the sciences. Alcatel Space is an active partner in programs undertaken by the European Commission, the European space agency (ESA), the French Ministry of Defense, the French space agency CNES, and Eumetsat, the European meteorological satellite organization. For example, Alcatel Space is working on the Galileo project (satellite navigation system), the GMES project (Global Monitoring for Environment and Security) and in studies for the development of the future communication satellites.

      Alcatel Space had several launches in 2002: 14 satellites were launched from French, U.S. and Kazakhstan launch pads, seven of which completely built by Alcatel Space, and the other seven included a payload provided by Alcatel Space.

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

      Components. The components division produces a variety of components and subsystems ranging from electromechanical subsystems to high-frequency components and antennas for microwave transmission. Around 50% of the products developed by this division are used in the telecommunications industry and as such have been affected by the depressed telecom market conditions. Our businesses use the electromechanical components developed by this division in our mobile, ADSL and SDH applications. For the fast-moving mobile market, we provide high-frequency subsystems, and we manufacture cellular antennas. The components division also produces high vacuum pumps and systems, and DC drives for the semiconductor industry, the emerging MEMS (microelectromechanical systems) market, and several other industrial applications.

Marketing and Competition

      Marketing and Distribution. We sell all of our products, other than e-Business products, through our direct sales force worldwide, except in China where our products are also marketed through our joint ventures that we have formed with Chinese companies. In 2002, we sold our e-Business European distribution division to Platinum Equity. Under the agreement, NextiraOne, a portfolio company of Platinum Equity will distribute our enterprise voice and data products in the U.S. and will continue the distribution of such products in Europe. In addition, in 2002 the e-Business Networking division entered into agreements with two North American distributors, Verizon and NextiraOne, to supplement this division’s U.S. partner community of specialized consultants, VARs (value added resellers) that sell the division’s data products and regional interconnects, that sell the division’s voice products.

      Competition. We believe that technological advancement, quality, reliable on-time delivery, product cost, flexible manufacturing capacities, local field presence and longstanding customer relationships are the main factors that distinguish competitors of each of our segments in their respective markets. Each segment, except for Space and Components, faces competition from numerous smaller companies. These companies may develop or acquire additional competitive products or technologies and attain a significant market presence. In some of our markets, large system integrators coming from the IT world may also increasingly seek to get market presence.

      Carrier Networking. The markets for broadband access, GSM and UMTS mobile infrastructure, traditional voice switching, next generation networking, network applications and services are highly competitive, with competition coming from major international groups, such as Cisco, Ericsson, Huawei, Lucent, Marconi, Motorola, Nokia, Nortel, Samsung and Siemens, together with smaller focused companies.

      Optics. The markets for optical terrestrial and submarine transmission, fiber and components are highly competitive, with competition coming from major international groups, such as Ciena, Cisco, Corning, Furukawa, Hitachi Huawei, JDS Uniphase, KDDI, Lucent, Marconi, NEC, Nortel, Pirelli and Tycom, together with smaller focused companies. This segment is distinguished by its high barriers to entry.

      e-Business. The markets for enterprise networking, PBX, customer relationship management applications and GSM mobile telephones are highly competitive, with competition coming from major international groups, such as Avaya, Cisco, Ericsson, Interactive Intelligence, Motorola, Nokia, Nortel Samsung, Siemens and Sony, together with smaller focused companies.

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

Research and Development and Intellectual Property

      Research and Development. As of December 31, 2002, 18,200 of our employees (approximately 22.9% of all employees) occupied research and development positions. In 2002, 30% of the Research and Development activities took place in the Americas, compared to 67% in Europe and 3% in the Asia Pacific region. For a detailed discussion of our research and development expenditures for the past three years and certain accounting policies relating to our research and development activities, please refer to Item 5 under “Research and Development.”

      Due to the severe telecommunication business downturn, our worldwide headcount involved in Research, Development and Engineering was reduced by 40% over the 2000-2002 period and cost-cutting measures were implemented. The cost-cutting strategy consisted mainly of:

•	a reduction in spending on mature technologies such as circuit switching;

•	the discontinuation of non-competitive programs and non-core programs;

•	a slow down in non-urgent programs, such as the development of advanced optical technologies;

•	reduction in capital expenditures relating to investments in platforms, test tools, and certain development efforts as well as promoting the reuse of existing technology and cross-business division common development;

•	the introduction of new processes to increase efficiency, especially in the area of software production; and

•	the focus on mid-term customer requirements to develop solutions and added value services that will increase their revenues.

      Except for those activities indicated below which are under the management of the Chief Technical Officer, research and development efforts are under direct control of our individual business segments and divisions. We believe this provides flexible and customer-oriented development based on a model that plans for constant improvement and innovation.

      Also, in order to reinforce the effectiveness of our R&D teams, we are shifting some of their locations, especially towards Eastern Europe, India and China, to increase proximity to our customers, reinforce our presence in the most dynamic markets, and optimize costs. Along these lines, we established a new Innovation and Research Center in China in 2002.

      The Chief Technical Officer, assisted by a central staff of approximately 100 people, directly manages about 10% of the total R&D expenses. Among the functions assigned to the CTO are:

•	providing guidance on our corporate strategy and identifying and qualifying strategic business opportunities;

•	defining our medium-term R&D investment strategy, ensuring that our R&D strategy is in line with our corporate strategy, and identifying areas requiring additional investment or changes in development focus;

•	defining processes and methods to ensure that our R&D activities are “best in class” in terms of quality, cost-effectiveness and time-to-market;

•	coordinating our active participation in standardization bodies as well as in our technical partnerships;

•	participating in the corporate advanced research and innovation organization’s activities with the mission of creating disruptive technologies to meet the medium to long-term needs of our customers and to reinforce our presence in national and international research programs; and

•	overseeing our corporate intellectual property department which handles patent rights related to inventions, industrial designs, trademarks, service marks, and commercial names and designations.

      Intellectual Property. We rely on patent, trade-mark, trade secret and copyright laws both to protect our proprietary technology and to protect us against claims from others. We believe that we have direct intellectual property rights or rights under licensing arrangements covering substantially all of our material technologies. However, there can be no assurance that claims of infringement will not be asserted against us or against our customers in connection with their use of our systems and products, nor can there be any assurance as to the outcome of any such claims, given the technological complexity of our systems and products.

      We consider patent protection to be particularly important to our businesses due to the emphasis on research and development and intense competition in our markets. We filed 870 patent applications in 2002, and have a patent portfolio of approximately 6,000 patent families. We do not believe that any single patent or group of related patents is material to our business as a whole.

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

Properties

      We have administrative, production, manufacturing and research and development facilities worldwide. A substantial portion of our production and research activities in all business areas are conducted in France and the United States. We also have operating affiliates and production plants in many other countries, including Germany, Italy, Spain, Belgium, Canada, Brazil, Switzerland, Norway, the United Kingdom, China, Netherlands, Austria and Australia. As of December 2002, our total global productive capacity is equivalent to 1,059 thousand square meters and is detailed on a regional basis in the table below.

		North	Rest of
Business Group	Europe	America	World	Total

	(in square meters of production capacity)
Carrier Networking	56	—	36	92
Optics	229	67	28	324
e-Business	3	6	—	9
Space & Components	411	133	90	634

Group Total	699	206	154	1,059

      We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

      The trend of high technology manufacturers is to outsource the manufacturing of their conventional products. Outsourcing provides the manufacturer greater flexibility to adapt quickly to economic and market changes. We intend to continue to outsource the manufacturing of our conventional components where practicable and with respect to which adequate manufacturing capacity and expertise are available. In 2002 we reduced the number of square meters dedicated to production by 290,000. For a discussion of our outsourcing and facility sales in 2002, see “Item 4. — Information on the Company.”

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

Seasonality

      Sales and income from operations that we record in each quarter are seasonal. Sales are generally slowest in the first quarter of the year, which increasing sales in the second quarter but with the strongest sales in the fourth quarter.

BUSINESS OF THE OPTRONICS DIVISION

      The Optronics division designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. The division is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating (FBG) filters. It also has experience in integrating active and passive components and modules into sub-systems.

Overview

      In 2002, the optoelectronic industry continued to be dramatically affected by the slowdown in the telecommunications market that began in 2001. This decline resulted from many factors, including:

•	over-capacity of networks that had been installed within the two last years,

•	a dramatic capital expenditure reduction at telecom operators due to their large debt burdens,

•	large component inventories at equipment suppliers,

•	vanishing submarine and ultra long-haul market segments, and

•	aggressive price pressure created by numerous suppliers.

      The division implemented cost-cutting measures in 2001 to address its excess manufacturing capacity and high fixed cost base in light of the downturn in the overall optoelectronic industry. However, during 2002, the Optronics division continued to experience a decrease in demand for its products and its key markets, the submarine network market and the long-haul terrestrial market, also suffered significant weakness. In June 2002, the division announced an Industrial Redeployment Plan to reduce headcount and consolidate manufacturing at certain sites. Seeing no short-term improvement in the business environment, in September 2002 the Optronics division accelerated its restructuring and cost cutting measures and implemented a Strategic Refocus Plan to react to the persistent market downturn. Pursuant to this Plan, the division’s operations are to be concentrated at two sites (Nozay, France for active components and Livingston, Scotland for passives), costs are to be reduced and future research and development efforts are to be focused on a select group of products and customers.

      During 2002, the division’s main customers changed their requirements for products to adapt to the challenging market environment. Customers were no longer focused on product customization or on next generation products, but rather were trying to maximize their existing networks through the use of high-performance products that are compact and use less power. In response to these customer demands, the division took several steps during 2002. More of the division’s research and development efforts were focused on developing planar hybrid integration, which reduces the cost of hardware and network ownership. In addition, the division entered into multi-source agreements with its competitors to work together to standardize the components of specific products, resulting in cost reductions for both the customer and the participating suppliers and greater functionality and performance in the product. Finally, consistent with its efforts to standardize products across a broad base and taking into account the competitive market, the division delayed the development of some emergent applications, including 40 Gbit/s systems and ultra long-haul networks.

Dispositions/ Closures

      As part of the Optronics division’s restructuring efforts in 2002, the following dispositions/ closures were made:

•	in June, the division sold Alcatel Optronics Netherlands, the subsidiary that included its non-core MEMs and Planar design software activities, through a management buy-out for € 2.8 million;

•	in November, the division sold the majority of the assets of Alcatel Optronics USA, Inc. located in Plano, Texas for $6.9 million, to Sanmina and transferred 48 employees to them; and

•	in December, all activities at the Gatineau, Canada facility were transferred to Livingston, Scotland and the Canadian plant was closed.

      In addition, the division sought, and continues to seek, external industrial solutions to convert its Lannion, France site so that it could be used by, or transferred to, a third party.

Recent Events/ Strategy

      On February 4, 2003, we announced that at our 2003 annual shareholders’ meeting we would submit a resolution to our shareholders to convert all outstanding Class O shares and ADSs into Class A shares and ADSs, as applicable, on a one-for-one basis. Our board made this decision after having analyzed the market conditions of the opto-electronics industry. Our management believes that the elimination of the tracking stock will give it more flexibility as we address the future of the Optronics business and continue to explore strategic alternatives for the division. In addition, executing on the Strategic Refocus Plan and maintaining the commercial and technological capabilities of the division will also be part of management’s focus during 2003.

      On March 25, 2003, we announced that we had entered into an agreement with Solutions Plastiques, a plastic moulding company in Europe, to transfer 115 of the 180 employees at the Optronics division’s Lannion, France plant. Offers will be made to such employees, to be accepted on a voluntary basis.

Products

      There are two primary types of fiber optical components: active components and passive components. An active component requires a source of energy to function and modifies the nature of the signal that passes through it. An active optical component can:

•	produce light from electricity (like a laser);

•	change light to electricity (like a photodetector);

•	excite light (like a pump laser); or

•	amplify light (like an optical amplifier sub-system).

      The division offers four segments of active components:

•	discrete modules, which include DWDM lasers, detectors and optical routing modules;

•	pump modules, which are high-powered lasers that amplify the optical signal in terrestrial and submarine networks and are key components of optical amplifiers;

•	optical amplifier sub-systems, which include both the amplifier sub-systems used to increase the strength of light in DWDM submarine and terrestrial systems, and optical board solutions, which were introduced in 2001 and can be used in long-haul, ultra long-haul, optical cross-connect, metropolitan and regional markets; and

•	optical interface sub-systems, which combine all the required equipment to transmit and/or receive signals.

      A passive component can only modify the characteristics of a light signal by filtering, bundling or routing it but does not require a source of energy to function. As a result of the acquisition of Innovative Fibers and Kymata, the division currently offers two product lines of passive components:

•	fiber-based passives, which include FBG filters used in terrestrial and submarine systems as channel selectors or wavelength stabilizers; and

•	planar-based passives, which include various components based on planar technology used in terrestrial and submarine systems as multiplexers, demultiplexers, channel inventory and monitoring devices, variable attenuators and optical switches.

      Using both active and passive technology, next generation products called “hybrids” incorporate both functions on one chip. As a result of the combination of the division’s historical expertise in active component technology with the planar technology of Kymata, the division currently is developing hybrid solutions for optical management of wavelengths.

      During 2002, the Optronics division achieved the following product milestones:

•	a transparent wavelength combiner, a hybrid component that monitors and adjusts eight different channels before combining them within a highly compact package. The hybrid combiner allows an increase in equipment density, decreases inventory and significantly reduces the cost of hardware;

•	a new DWDM optical amplifier family that can be remotely managed and provides flexible system implementation;

•	a pump laser module dedicated to metropolitan and metro-access applications that does not require any temperature adjustment or control, thereby simplifying the architecture and design of sub-systems;

•	a 10 Gbits transceiver for metro and access applications;

•	Miniaturized 2.5 Gbit/s optical emitters and receivers for metropolitan applications where size and cost are critical; and

•	a 32-channel multiplexer system for long-haul networks.

Applications

      The Optronics division’s products are used in four main applications: submarine networks, long-haul terrestrial backbones, metropolitan links and subscriber access networks.

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

      Metropolitan and subscriber access links. Short-haul optical junctions are used to connect local switching points, which are points where different networks are interconnected to form a transmission path between users in a telecommunications network. Their typical length is 20-50 kilometers. The Optronics division believes this application has growth potential because the increased long-haul traffic has resulted in increased need for expanded capacity at the metropolitan links level. The Optronics division has developed specifically-targeted products for this market, including high-power lasers, very compact amplifier sub-systems and high-speed optical interfaces.

      Subscriber access links are designed to access subscribers directly. They feature a wide variety of topologies and architectures such as enterprise links, wide area networks or local area networks, cable TV networks, fiber to the building, fiber to the curb or fiber to the home. The Optronics division’s products are focused on the DWDM portion of the access network and are mainly used in cable TV and enterprise networks.

Customers

      We are the division’s principal customer. Although the division is pursuing a strategy of increasing its sales outside of Alcatel and its subsidiaries, it is anticipated that we will remain the division’s principal customer in the foreseeable future. In 2002, sales to other Alcatel divisions represented 69% of total sales.

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

      The Optronics division’s principal external customers include most of the world’s major manufacturers of equipment for telecommunications network operators. For the division’s products offered on the open market only, the division’s top five customers, excluding other Alcatel divisions, accounted for approximately 60% of external sales.

      Of the division’s 2002 net sales, approximately 10% were attributed to submarine networks, 46% to metropolitan and subscriber access links and 44% to long-haul terrestrial backbones.

Marketing and Sales Organization

      The Optronics division has developed an international marketing and sales organization capable of focusing on individual customers in its existing markets and targeting new customers in newer markets. Of the division’s 2002 net sales, 97% was realized by its direct sales force. During 2002, the division reduced the size of its sales force and concentrated its locations into three offices: Nozay, France; Shenzhen, China; and Reston, Virginia. Due to the reduction in the sales force, in 2003 the division anticipates that it will start to rely on indirect sales channels and has taken steps to extend existing alliances and create new partnerships.

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

Competition

      The market for optical components remained highly competitive in 2002, but consolidation and closures of competitors began to clear the competition landscape.

      In this new environment, the division competes with the remaining major international groups, such as JDS Uniphase and Corning, and Japanese players such as Mitsubishi, NEC, Sumitomo, and Fujitsu and with niche manufacturers such as Furukawa and Anritsu. Smaller companies posed less of a competitive threat in 2002 due to bankruptcies resulting from the downturn in the optoelectronics market during 2001 and 2002. The Optronics division believes that technological advancement, quality, reliable on-time delivery, the ability to customize products quickly, product cost and flexible manufacturing capacities are the main factors that distinguish competitors in its markets.

Item 5.	Operating and Financial Review and Prospects.

Presentation of Financial Information

      This Form 20-F contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “will,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this Item 5 under the heading “Overall Perspective”, with respect to (i) the evolution of the overall carrier and non-carrier markets in 2003, (ii) our sales in the first quarter of 2003 and our operating loss for such quarter, (iii) the scope of our workforce reduction during this year, (iv) our net debt at year end 2003, and (v) the quarterly sales level we need to have to record breakeven operating income at year-end 2003, our operating income for 2003, and our net income from continuing operations (before goodwill) at year-end 2003.

      The following discussion of our financial condition and results of operations should be read in conjunction with Alcatel’s consolidated financial statements and the related notes presented elsewhere in this document. Alcatel’s consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant ways from U.S. GAAP. The most significant differences which affect the presentation of our financial results relate to the French pooling-of-interests accounting method, goodwill amortization, accounting for restructuring costs, and accounting of derivative instruments and hedging activities. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our consolidated financial statements, please refer to “Highlights of Differences Between our Accounts under French GAAP and under U.S. GAAP” below, and for a more detailed discussion of such differences and a reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP, please refer to Notes 37 through 42 in our consolidated financial statements included in pages F-87 to F-123 of this report.

      In October 2000, we effected the initial issuance of our Class O shares in connection with our Optronics division. The dividends paid to holders of the Class O shares are based on the separate performance of the Optronics division. The consolidated financial statements of Alcatel include the financial position, results of operations and cash flows of the Optronics division. We also prepare separate financial statements for the Optronics division that are included elsewhere in this document, and a discussion of its operating and financial review and prospects are included in this Item 5. Also, please refer to Item 4 — “Information on the Company — Recent Events” with respect to the conversion of the Class O shares.

Changes in Accounting Standards Effective as of January 1, 2002

      The “Comité de la Réglementation Comptable” (Committee of Accounting Regulations) approved the “règlement sur les passifs” (regulation on liabilities) n00-06, which became effective as of January 1, 2002, with optional implementation retroactive to January 1, 2000. We decided to apply this new accounting principle to our consolidated financial statements as of January 1, 2002. The implementation of this regulation as of January 1, 2002 had no significant impact on our opening shareholders’ equity or on our financial position for 2002.

      The “Comité de la Réglementation Comptable” approved by decree dated December 12, 2002, the “règlement relatif à l’amortissement et à la dépréciation des actifs” (regulations on depreciation and amortization of assets) n02-10, which will become effective as of January 1, 2005, with optional implementation as of January 1, 2002. We did not apply this new accounting standard to our 2002 financial statements. We do not anticipate a material impact from the implementation of this regulation on our net income or on our financial position.

Critical Accounting Policies

      The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which are prepared in accordance with the French generally accepted accounting principles as described in Note 1 in our consolidated financial statements (see pages F-8 to F-13 of this report). As noted earlier, the principal differences between French and U.S. accounting principles are detailed in the Notes to our consolidated financial statements. Some of the accounting methods and policies used in preparing both French and U.S. financial statements are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of the assets, liabilities and shareholders’ equity and of the Group’s earnings could differ from the value derived from these estimates if there were a change in the conditions that had an impact on the assumptions adopted.

      We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventory

      Inventories are recorded at the lower of the net realizable value expected from these assets and their carrying value. This valuation is calculated based on our analysis of any predictable changes in demand, technology or the markets, mainly to identify any inventory that is obsolete or in excess.

      Significant charges have been booked in recent years due to declining market conditions and discontinuances of certain product lines. The impact of valuation of inventories at lower of cost or market on the net income before taxes was a charge of approximately € 562 million during fiscal 2002 (€ 1,393 million in 2001 and € 416 million in 2000).

      Material write-downs of inventory may continue to occur in the future if additional restructuring actions are taken or if there were a continuing deterioration of the market.

Valuation allowance for doubtful accounts receivable and loans (customer financing)

      A valuation allowance is recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration of major customers’ creditworthiness could have an adverse impact on our future results. As indicated in Note 15 to our consolidated financial statements, valuation allowances amounted to € 1,092 million as of December 31, 2002 (compared with € 928 million as of December 31, 2001 and € 585 million as of December 31, 2001). The impact of valuation allowances on trade receivables on the net result before taxes was a charge of € 292 million in 2002 and € 499 million in 2001 and a profit of € 26 million in 2000.

      As indicated in Note 13 to our consolidated financial statements, provisions on customer loans and other financial assets (mainly represented by assets related to vendor financing arrangements) amounted to € 1,416 million as of December 31, 2002 (compared with € 877 million as of December 31, 2001 and € 46 million as of December 31, 2000). The impact of these provisions on the net result before taxes was a charge of € 514 million in 2002, of € 846 million in 2001, and of € 35 million in 2000.

Goodwill and other intangible assets

      When there are signs of a loss in value in the course of the year, impairment tests are conducted on the intangible assets concerned, and impairment losses are recorded, if necessary. These exceptional amortizations are calculated based on the forecasted discounted operating cash flow or on the market value of such assets if an active market exists. A change in the markets may cause Alcatel to review the value of some goodwill or other intangible assets and to record an additional exceptional amortization.

      Goodwill represented in our financial statements under French GAAP a net amount of € 4,597 million as of December 31, 2002, compared with € 5,257 million and € 7,043 million at the end of 2001 and 2000, respectively. Other intangible assets amounted to € 312 million at the end of 2002 in our French GAAP financial statements (of which € 274 million concerned software), compared with € 472 million at the end of 2001 and € 504 million at the end of 2000 (of which € 398 million and € 346 million concerned software in 2001 and 2000, respectively).

      Certain acquisitions made by the Group (DSC, Genesys, Newbridge, Kymata, Astral Point and Telera) were recorded at book value under French GAAP, in accordance with the optional method authorized under article 215 of Accounting rule 99-02 (see Note 1 to Alcatel’s consolidated financial statements). Goodwill, corresponding to the difference between the value of assets and liabilities (fair value under U.S. GAAP, historical value under French GAAP) and transaction price, was recorded as an intangible asset under U.S. GAAP and charged to equity under French GAAP.

      Starting January 1, 2002, for the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards (“SFAS”) N 142 “Goodwill and other intangible assets.”

      SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level (corresponding to the Business Division level in our group). In the first step, the fair value of the division is compared to its book value, including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future cash flows. If the fair value of the division is less than its book value, a second step is performed which compares the implied value of the division’s goodwill to the book value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the division. If the implied value of the goodwill is less than its book value, the difference is recorded as an impairment.

      Due to continued and sharper deterioration of the telecommunication market in 2002, goodwill was tested for impairment three times during the year (initial impairment test as of January 1, 2002, annual impairment test in May 2002, and additional impairment test performed in December 2002). Significant impairment charges have been booked in our U.S. GAAP financial statements for 2002 representing € 6,918 million, of which € 5,908 million in the Carrier Networking segment, € 839 million in the E-Business segment and € 171 million in the Optics segment. Impairment losses related to acquired technology were also recorded in our U.S. GAAP reconciliation in compliance with SFAS 144 requirements for an amount of € 553 million in 2002, of which € 371 million related to Newbridge, € 122 million related to DSC, € 36 million related to Genesys and € 24 million related to Kymata. All these impairment losses and valuations of intangible assets are based upon short and long-term projections of future cash flows and take into account assumptions regarding the evolution of the market and our ability to successfully develop and commercialize our products. Changes in market conditions or future restructuring plans could have a major impact on the valuation of these assets and could justify additional impairment losses.

Impairment of tangible long-lived assets

      Whenever events or changes in market conditions indicate a risk of impairment of property, plant, equipment and other tangible assets, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains higher than their fair values. When testing for other than temporary impairment of a tangible asset, the sum of the undiscounted cash flows for the identified tangible assets is compared to the carrying value of these assets. If this sum is lower than the carrying value an impairment loss is recorded based upon the fair value of the asset concerned. Fair value is measured by discounting forecasted operating cash flow or market value, if any.

      Planned closure of certain facilities, further reductions in personnel and reduction in market expectations due to industry downturn were considered as impairment events in 2002. Following our analysis of potential impairment on certain tangible assets, we recorded impairment charges of € 860 million in 2002, mainly in the Optic segment.

      Significant assumptions and estimates are taken into account to determine the fair value of the our tangible long-lived assets, including market expectations, economic obsolescence and realizable value in case of liquidation. Changes in these estimates could have a major impact on the assessment of the value of these assets and could require us to book additional write-downs.

Customer warranties

      Reserves are recorded for warranties given to customers on our products for manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products in question are sold. They represent the best possible estimate, at the time the sale is made, of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

      Warranty reserves amounted to € 751 million at the end of 2002 (€ 915 million at the end of 2001 and € 851 million at the end of 2000). The net impact of the change in the warranty reserves on the net result before taxes during 2002 was a charge of € 181 million (compared to a charge of € 384 million in 2001 and a charge of € 418 million in 2000). More information concerning changes in warranty reserves during 2002 is provided at page F-114 of this report, in compliance with FIN 45 requirements.

Deferred tax assets

      Our deferred tax assets mainly result from deductible temporary differences between the book value of the assets and liabilities and their tax basis, net operating loss carryforwards and tax credit carry forwards. Net deferred tax assets are recognized if it is more likely than not they will be realized in future years.

      On December 31, 2002, the net deferred tax assets amounted to € 2,044 million (of which € 1,103 million in the United States and € 661 million in France). Significant management judgment is required when determining the recoverability of net deferred tax assets. Management considers all available evidence, both positive and negative, to determine whether it is more likely than not that the deferred tax assets will be realized. Such evidence mainly includes the history of operating loss and the reasons for such loss, the carryforward period associated with the deferred tax assets and the future earnings potential determined through the use of internal forecasts. This analysis is performed on a regular basis in each tax jurisdiction where material net deferred tax assets have been recognized, mainly the United States and France.

      The deterioration of our forecasts during 2002 led us to depreciate most of our gross deferred tax assets generated as of the second quarter of 2002, and all of our R&D credits in the United States.

      In the event that actual results differ from these estimates or forecasts referred to above, we will need to adjust them in future periods and consequently, we may need to write off a portion or all of the net deferred tax assets currently recognized, which could materially impact our financial position and results of operations.

Pensions and post-retirement benefits

      We and our subsidiaries have defined benefit and defined contribution plans and other retirement benefits that cover employees spread over different locations in Europe, America and Asia.

      Our obligation for the defined benefit and other retirement benefit plans can be divided basically into two categories:

•	Termination indemnities paid at retirement, which apply to employees of the French and Italian companies within the Group: These obligations are to be covered by appropriate book reserves, as we do not make contributions with respect to these obligations to a separate trust or similar entity.

•	Defined benefits schemes, which are offered in several countries, mainly throughout Europe and the United States: To the extent possible in accordance with local regulation, we make contributions with respect to these obligations to a trust or similar entity, which results in the assets contributed being held separate from our corporate assets. Due to local regulation constraints, 58% of the total benefit obligation in Germany has not been contributed to a separate entity, and therefore we have booked appropriate reserves to cover this portion of the obligation.

      The actuarial valuation for the defined benefits and other applicable retirement benefits are based upon the projected unit credit cost using actuarial assumptions such as discount rate, expected return, future salary increases and decrement tables.

      We evaluate these assumptions on a yearly basis. The discount rate is determined by reference to the risk-free rate on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist. Moreover, the bonds used as reference have a maturity that is consistent with the period to maturity of the benefits. Each company of the Group, together with its actuaries, has the responsibility of determining its set of assumptions to take into account specific local conditions. Naturally, this leads to a certain heterogeneity in the assumptions used; however, special attention is given to achieve consistency in the same monetary area. Detail of the assumptions taken into account is given in Note 23 to our consolidated financial statements.

      The expected return on assets is determined using the expected rate of return on plan assets (calculated taking into account historic returns, change in asset allocation and expected future returns) and the “value of assets”. In most countries this value of assets is equal to the market value. However, some countries use the market-related value of assets where the difference between expected and actual return is recognized over a period of five years. Special attention is given to the expected rate of return — the important variable in the calculation — if the market-related value is used. This process avoids having a market-related value exceeding to a substantial extent the fair value of assets and thus recognizing returns on non-existing assets. Where used, the market-related value does not materially differ from the market value.

      Furthermore, the overall asset allocation changed towards a more conservative position during 2002. The equity portion decreased from 41% to 28%, resulting in an increased cash and bond allocation. These two items increased from 9% to 18%, and from 40% to 45%, respectively.

      We believe that our assumptions are appropriate, but future changes in those assumptions may materially affect our pension obligation, and future funding requirements may arise depending on market conditions.

Long-term contracts

      Long-term contracts are accounted for according to the percentage-of-completion method, with a provision recorded for any estimated future losses at termination. The margin at completion on these contracts as well as the valuation of possible losses are based on estimates that are liable to vary over time, depending on factors such as changes in markets and unexpected technical problems encountered during the life of the contracts.

ALCATEL’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overall Perspective

      2002 was characterized by a continuing weakness in the telecommunications sector. The established telecommunications service providers have continued to cut back drastically on their capital spending, which has had a material and adverse impact on our business.

      As a result of these market conditions, we continued to implement the restructuring plan that we started in 2001 in order to decrease even further our fixed cost base. Our key objectives were to downsize our cost base and strengthen our financial structure while, at the same time, maintaining our technological leadership and gaining market share. A major part of our cost reduction program is to decrease headcount and to outsource our manufacturing activities wherever possible. During 2002, we reduced our workforce to 75,940. Part of this reduction resulted from outsourcing our European e-Business distribution activities.

      As a result of the depressed market, our revenues fell by 34.7% and net losses amounted to € 4,745 million. In addition to € 727 million in loss from operations, we recorded exceptional items, including € 873 million in fixed asset and inventory write-downs (excluding restructuring) as a direct result of the drop in customer demand while € 817 million in provisions for trade receivables and loans were registered due to the deteriorating financial health of some of our customers. Restructuring costs totaling € 1,474 million are currently being used mainly to fund substantial headcount reduction.

      2002 can be characterized as a year in which some of our key financial objectives regarding our restructuring, cost cutting measures and balance sheet improvements were reached. As a result of our cost cutting efforts, the quarterly sales level that we need to record breakeven operating income fell from over € 6.0 billion in the fourth quarter of 2001 to € 4.1 billion for the fourth quarter 2002 and is expected to come close to € 3.0 billion at year end 2003. Secondly, our operating working capital requirements fell from 25% of sales in 2001 to 10% in 2002, due to a substantial inventory reduction and an increase in the amount of receivables collected. Thirdly, at year-end our cash exceeded our debt due to a significantly lower working capital requirement and careful management of capital expenditures which were € 490 million in 2002 compared to € 1,748 million in 2001. Finally, the convertible bond issued in December 2002 enabled us to strengthen our capital structure by raising € 645 million. As we continued to decrease our fixed costs we were able to improve our operating results, which turned positive during the fourth quarter at € 20 million. We recorded our sixth consecutive quarter of positive operating cash flow due to our continuing progress in reducing working capital. This was the main driver in reaching a net cash position (cash and cash equivalents in excess of total financial debt) of € 326 million at year-end.

      The targets we achieved in 2002 will be essential in meeting the challenges of 2003. We anticipate that the overall carrier market will be down around 15% on average in 2003, with the year-on-year decline being higher in the first half. We expect that the overall non-carrier market will be stable year-over-year. Regarding our own performance, we anticipate that the first quarter 2003 will show the impact of the market downturn witnessed in mid-2002 and as a result, our first quarter 2003 sales are expected to decrease approximately 25% to 30% compared to first quarter 2002. However, as a result of our cost cutting efforts, the 2003 first quarter operating loss should narrow versus the first quarter of 2002.

      Overall, we should benefit in 2003 from the efforts we made in 2002 to improve our balance sheet and liquidity position, and from the decrease of our quarterly expenses due to our restructuring, including the continuing reduction of our total workforce. We expect that our workforce will be reduced to approximately 60,000 by year end 2003. We expect that we will reach quarterly breakeven operating income at an assumed € 3.0 billion sales level by year-end and reach breakeven operating income for 2003. We also expect to breakeven in net income from continuing operations (before goodwill) by the end of 2003. At the same time, we should continue to improve our working capital position, particularly focusing on improved inventory turns, with net debt about stable at the end of 2003 compared to year-end 2002. However, if global economic and telecommunications market conditions deteriorate further, we may not achieve our targets or reach breakeven operating income for 2003 or breakeven net income from continuing operations (before goodwill) at year-end 2003, and we may experience continued material adverse effects on our business, operating results and financial condition.

      Despite the continuing depressed economic environment in 2002, we confirmed our competitive advantage by consolidating our leading position in broadband and by gaining market share in the mobile infrastructure space. Today, our unique integration capabilities coupled with our broadband technological portfolio would allow us to develop new market opportunities to offer value-added services and applications to our carrier, as well as non-carrier customers. In order to fully exploit these opportunities, we have put into place a new organizational structure that focuses on three market segments: fixed, mobile and private communications. The fixed and mobile segments address two customer bases for which we act as systems supplier; the private communications segment addresses mostly customers who are end-users. We believe this market-driven organization, focusing on solutions to be provided to customers, as opposed to a focus on specific products, will better position us to anticipate and meet the evolving needs of our customers.

      Highlights of Transactions during 2002. We acquired two companies in 2002, in addition to acquiring control of Alcatel Shanghai Bell. In April 2002, we acquired Astral Point Communications, Inc., a privately held U.S. company that focuses on next-generation synchronous optical network (SONET) metropolitan optical systems for 9 million Alcatel Class A shares, valued at approximately € 144 million, which were exchanged for the outstanding share capital of Astral Point. In July 2002, we completed the transaction to acquire control of Alcatel Shanghai Bell, the first company limited by shares with foreign ownership in China’s telecommunications sector. This completed the integration of our key operations in China with Shanghai Bell as first announced in October 2001. We now hold 50% plus one share in Alcatel Shanghai Bell, which was fully consolidated into our financial accounts as of July 1, 2002. In August 2002, we acquired Telera, Inc., a privately held U.S. company that manufactures software to enable service providers and enterprises to develop advanced voice applications that will transform the telephone into a tool to access Web-based information. Approximately 15.5 million Alcatel Class A shares, valued at € 79 million, were exchanged for the outstanding share capital of Telera.

      In April 2002, we completed the sale of Neco, our European enterprise distribution and services business to Platinum Equity LLC, a U.S. based venture capital group at a loss of € 35 million. The agreement also includes a post-closing adjustment based on net assets and a six-year earnout provision. In June 2002, we completed the transaction with Jabil Circuit to outsource the European manufacturing of our private branch exchange (PBX) and internet protocol (IP) based PBX corporate telephone systems. In June 2002 we also sold our microelectronics business to STMicroelectronics for € 390 million in cash. Additionally, we completed a transaction with STMicroelectronics for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. In 2002, we completed all phases of the sale of our manufacturing facilities in Cherbourg, France, Gunzenhausen, Germany and Toledo, Spain to Sanmina-SCI Corporation, a leading electronics contract manufacturer. In 2002, the Optronics division sold Alcatel Optronics Netherlands, sold the majority of assets of Alcatel Optronics USA to Sanmina and closed its Gatineau, Canada plant and facilities. Finally, during 2002, we sold a portion of our interests in Thales and Nexans and all of our interests in Thomson for € 568 million in cash.

      Highlights of Transactions during 2001. In two separate transactions in February and June of 2001, we sold our entire interest in Alstom for an aggregate price of approximately € 1,384 million. In June 2001, we consummated the initial public offering of shares of Nexans, our energy cables business, selling 20,125,000 Nexans shares at € 27 per share. In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales for € 795 million, paying half in cash and half in Thales shares that we owned. In September 2001, we acquired Kymata Ltd. (now known as Alcatel Optronics UK), a U.K. company involved in planar technology for optical components, for an aggregate of 9 million of our Class O shares and 2.2 million of our Class A shares. In October 2001, we entered into a binding memorandum of understanding with China’s Ministry of Information Industry to form Alcatel Shanghai Bell, which will integrate certain of our operations in China with Shanghai Bell. In November 2001, we sold 7 million Thales shares owned by us for € 269 million. In December 2001, we sold our DSL modem operations to Thomson multimedia for € 140 million and we entered into a memorandum of understanding for the sale of Neco, our European enterprise distribution division, to U.S. based-Platinum Equity.

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

      Highlights of Transactions during 2000. In January 2000, we acquired Genesys Telecommunications Laboratories, Inc., a provider of contact center solutions, in a stock-for-stock transaction valued at approximately € 1.43 billion. In May 2000, we acquired Newbridge Networks Corporation, which manufactures and markets networking solutions for Internet, telecommunications and cable service providers, in a stock-for-stock transaction valued at approximately € 7.53 billion. In November 2000, we purchased $700 million of 360networks inc. convertible preferred stock, though in 2001 we wrote down all of the value of this investment due to 360networks’ bankruptcy filing in 2001.

Alcatel Consolidated Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      In 2002, the European enterprise distribution activities and the microelectronics activities were booked in income from discontinued operations. In order to make comparisons easier, we prepared unaudited pro-forma income statements booking such activities in income from discontinued operations for 2001 and 2000. Such pro-forma income statements are set forth in Note 2 to our consolidated financial statements.

      Net sales. Consolidated net sales decreased by 34.7% to € 16,547 million for 2002 compared to € 25,353 million for 2001. The decrease in net sales for 2002 compared to 2001 sales was primarily due to the continued deterioration in the telecommunications markets that primarily affected our optics segment, which registered a significant decline in the submarine and terrestrial network divisions worldwide, and to a lesser extent, our carrier networking business. The negative effects of the depressed North American optics market were partially mitigated by the lesser decline in the Asia Pacific region. Our 2002 results reflect the consolidation of Alcatel Shanghai Bell as of July 1, 2002, which was previously accounted for under the equity method.

      Net sales by geographic area were as follows: net sales made in Europe decreased to € 8,337 million in 2002 from € 12,811 million in 2001; net sales made in the United States decreased to € 2,553 million for 2002 from € 4,930 million in 2001; net sales made in Asia decreased to € 3,139 million in 2002 from € 3,396 million in 2001; and net sales made in the rest of the world decreased to € 2,518 million for 2002 from € 4,216 million in 2001. In 2002, Europe accounted for 50.4% of net sales while the United States, Asia and the rest of the world accounted for 15.4%, 19.0% and 15.2%, respectively. This compared with the following percentages of net sales for 2001: Europe: 50.5%, United States: 19.5%, Asia: 13.4% and the rest of the world: 16.6%.

      Gross profit. Gross profit of € 4,361 million in 2002 represented 26.4% of net sales compared to 24.8% or € 6,279 million in 2001. This margin improvement was due primarily to a decrease in fixed operating costs resulting from our restructuring efforts in 2002 and a lower level of inventory reserves due to the large reserve that we booked in 2001.

      SG&A. Selling, general and administrative expenses were € 2,862 million for 2002 compared to € 3,773 million in 2001, a decrease of 24.1%. The decrease compared to 2001 was primarily attributable to the decrease in fixed costs resulting from our restructuring efforts. However, as a percentage of net sales, selling, general, and administrative expenses increased to 17.3% from 14.9% due to the significant decrease in sales.

      R&D. Research and development expenses were € 2,226 million in 2002 compared to € 2,867 million in 2001, a decrease of 22.4%. The decrease compared to 2001 was primarily due to restructuring measures, mainly headcount reduction in our worldwide Research and Development activities. As a percentage of net sales, research and development expenses increased to 13.5% from 11.3% due to the significant decrease in sales.

      Income (loss) from operations. We recorded a loss from operations of € (727) million for 2002 compared to a loss from operations of € (361) million for 2001. This deterioration was mainly due to losses incurred in the Optics segment across most divisions, with a significant impact on the terrestrial network division, as well as write-offs for excess and obsolete inventory for € 295 million.

      Financial loss. Financial loss was € (1,018) million for 2002 compared to € (1,568) million in 2001. The decrease in the amount of the loss was primarily due to the fact that reserves related to investments and guarantees issued by Alcatel and vendor financing provided by Alcatel were € (669) million, which was significantly less than the € (1,228) million of reserves taken in 2001. The difference was primarily attributable to a € 820 million reserve in 2001 in connection with our investment in 360 networks. However, of the € 669 million in 2002, € 480 million represented reserves for guarantees and customer financing, an increase from € 171 million in 2001 because of the higher risk of non-payment and the insolvency of some of our customers. In addition, the decrease in financial loss related to € 159 million of net interest expense for 2002 compared to € 278 million for 2001 due to the decrease in total financial debt.

      Restructuring costs. Restructuring costs were € (1,474) million for 2002 compared to € (2,124) million for 2001. This decrease reflects the diminishing importance of the new plans that need to be put in place as we make progress in our headcount and cost structure objectives. Restructuring costs for 2002 reflect € 1,081 million for new plans made in 2002 in response to the continuing deterioration of the telecommunications industry and the general economic environment, and € 393 million for fixed asset write-offs. The restructuring costs are mainly costs linked to the continuation of restructuring in the U.S. and European Carrier Networking activities and in the Optics division, mainly Optronics and Optical Fiber. The restructuring expenses for new plans recorded in 2002 include the following major actions in specific geographical areas: lay-off and outplacement costs in our Stuttgart, Germany facility; costs for ongoing retirement program and negotiated departures in France, closure of our Gent, Belgium site; layoff costs in other European units in Spain, Italy, and the Netherlands; reorganization, outsourcing, and termination costs in North American plants (U.S. and Canada); reorganization and downsizing of our Optical fiber division which included the closure of our Conflans, France site, our High River site in Canada, and reduced activity in our Douvrin site in France, the Claremont site in the U.S., and Monchengladbach, Germany. In addition, we reorganized our Space division, which included the conversion of the Valence site in France and the establishment of early retirement programs and negotiated departures at other sites as well as the reorganization of our Optronics division which included the closure of our Gatineau, Canada site, outsourcing of the U.S. activity located in Plano, Texas, and the establishment of early retirement programs and negotiated departures at our other sites in France and Scotland.

      Other revenue (expense). Other revenue (expense) was € (830) million for 2002 compared to € (213) million for 2001. Other expense for 2002 is composed of revenue of € 287 million, representing net gains on disposal of assets, primarily relating to a capital gain of € 261 million on the disposal of a portion of our interest in Thales and all of our interest in Thomson multimedia as well as a gain of € 221 million on the sale of our microelectronics activities. These gains were partially offset by € 186 million of capital losses relating to several transactions, including the sale of a portion of our Nexans’ interest and a € 9 million loss on the disposal of fixed assets. Other (revenue) expense for 2002 includes expenses of € (1,117) million, of which € (548) million related to write-offs of trade receivables and inventories, mainly in the Optics segment, and € (473) million primarily related to an impairment charge of € 394 million on fixed assets in the Optics segment.

      Loss before amortization of goodwill, taxes and purchased R&D. Loss before amortization of goodwill, taxes and purchased R&D was a loss of € 4,050 million for 2002 compared to a loss of € 4,266 million for 2001.

      Income Taxes. Income taxes amounted to a benefit of € 19 million for 2002, compared to a benefit of € 1,261 million for 2001. Given income expectations and local regulations, in the second quarter we extended the number of countries where deferred tax assets are no longer recorded. For this reason, our effective tax rate (net income taxes divided by net income (loss) before taxes, shares in net income of equity affiliates, amortization of goodwill and purchased research and development) was a (0.5%) credit in 2002 instead of an expected credit rate of 35.6%. The effective tax rate in 2001 was a 29.6% credit.

      Share in the net income of equity affiliates and discontinued operations. Share in the net income of equity affiliates and discontinued operations was a loss of € 107 million in 2002 compared to a loss of € 16 million in 2001. The change is primarily due to a € 79 million adjustment taken to reflect the actual contribution from Thales, as to which an estimated figure was included in the 2001 full year results, as well as € 32 million related to discontinued operations.

      Amortization of Goodwill. Amortization of goodwill was € (589) million in 2002 compared to € (1,933) million in 2001. This decrease reflects the return to a more normalized level of amortization following the write-off of € 1,351 million of goodwill in 2001 related to the acquisitions of Xylan, Packet Engines, Assured Access, Internet Devices and Innovative Fibers. Amortization of goodwill for 2002 included a write-off of € 142 million, of which € 53 million related to the goodwill of Innovative Fibers.

      Net Income (Loss). Based on the above, we recorded a net loss of € (4,745) million for 2002 compared to a net loss of € (4,963) million for 2001. As described above, this loss was primarily attributable to restructuring charges and write-offs of assets and accounts receivable.

Results of Operations by Business Segment for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income from operations and capital expenditures for tangible assets for each of our business segments for each of the last three years. Our results for 2000 included Nexans, the energy cables business, which we spun off in June 2001. Our 2001 results reflect Nexans as an equity affiliate, at 100% through June 2001 and at 20% thereafter. Our 2002 results include the consolidation of Alcatel Shanghai Bell as of July 1, 2002, which was previously accounted for under the equity method.

	Carrier			Space &		Other
	Networking	Optics	e-Business	Components	Nexans	and Eliminations	Group

	(in millions)
2002
Sales	€8,191	€3,504	€2,268	€2,991	€—	€(407)	€16,547
Income (loss) from operations(1)	214	(839)	(95)	135	—	(142)	(727)
Capital expenditures for tangible assets	87	130	16	89	—	18	340
2001
Sales	€11,478	€7,540	€3,488	€3,684	€—	€(837)	€25,353
Income (loss) from operations(1)	(165)	145	(506)	155	—	10	(361)
Capital expenditures for tangible assets	332	901	65	176	—	2	1,476
2000
Sales	€11,761	€7,110	€4,827	€3,793	€4,783	€(866)	€31,408
Income from operations	809	856	110	269 (2)	169	38	2,251
Capital expenditures for tangible assets	395	599	165	189	238	14	1,600

(1)	For 2002 and 2001, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts, costs related to operations to be discontinued and impairment of fixed assets have been reclassified under the line “Other revenue (expense).”

(2)	Due to its unusual amount, the reserve for the Globalstar receivable (€ 25 million) has been reclassified to “Other revenue (expense).”

Carrier Networking

      The sales of our Carrier Networking segment were € 8,191 million for 2002 compared to € 11,478 million for 2001, a decrease of 28.6%. The decrease in sales primarily occurred in broadband networking, where our ADSL business experienced significant pricing pressures even though volume of line deliveries was stable as compared to 2001 (€ 7.8 million as compared to € 8.0 million) and voice network sales experienced a substantial drop, particularly in Europe due to a drop in capital expenditures by telecom operators. This decrease was partially offset by sales of GSM networks primarily in emerging countries and application and services revenues, which remained stable compared to 2001.

      The Carrier Networking segment’s income from operations was € 214 million for 2002, compared to a loss from operations of € (165) million for 2001. This return to profitability can be attributed to a good performance in broadband networking despite pricing pressures and mobile networks, which have benefited from stringent cost cutting. This good performance was offset by the voice network division, which was unable to reduce its costs in line with the sales decline.

      The Carrier Networking segment’s inventories and work-in-progress were € 997 million in 2002 compared to € 1,874 million in 2001 due to efforts to improve inventory management processes.

Optics

      The sales of our Optics segment decreased 53.5% to € 3,504 million in 2002 from € 7,540 million in 2001. This decrease was the result of a significant drop in sales across all of the segment’s businesses due to the severe market downturn affecting optical telecommunications networks. Terrestrial networks turned in a mixed performance with some good business in Asia and a stable level of activity in the metropolitan sector but experienced a dramatic decline in the terrestrial transmission business, both SDH and SONET. Submarine and long-haul transmission suffered the largest decline, as carrier operators are not investing to increase their network capacity.

      Loss from operations amounted to € (839) million in 2002, compared to income from operations of € 145 million in 2001. All divisions contributed to this decrease in profitability, with the most substantial impact coming from the terrestrial network and Optronics divisions, both of which recorded significant inventory and trade receivable write-offs of € 440 million in 2002. In addition, the Optics segment recorded an impairment charge of € 394 million on fixed assets.

      The Optics segment’s inventories and work-in-progress were € 854 million in 2002 compared to € 2,061 million in 2001 as a result of our efforts to reduce operating working capital, including better inventory management and inventory write-offs.

e-Business

      The sales of the e-Business segment were € 2,268 million for 2002 compared to € 3,488 million for 2001, a 35.0% decrease. The primary reason for this decrease was the performance of the e-business application activity, which faced difficult market conditions as large companies delayed their investment decisions. The volume of GSM mobile phones sold increased to 12.2 million handsets in 2002 compared to 10.2 million in 2001. Genesys applications and voice networking solutions business decreased slightly in 2002 compared to 2001.

      Loss from operations was € (95) million for 2002 compared to € (506) million in 2001. This improvement was registered across all product lines with the most significant contribution coming from the GSM mobile phone business.

      The e-Business segment’s inventories and work-in-progress were € 58 million for 2002, compared to € 244 million in 2001, primarily due to the outsourcing of production accomplished during 2001.

Space & Components

      The sales of the Space and Components segment decreased 18.8% to € 2,991 million in 2002 from € 3,684 million in 2001. Satellite sales were stable over the previous year. The primary reason for the sales decline was a drop in component sales related to the sluggish economic environment. Battery sales also declined slightly due to the general economic slowdown.

      Income from operations was € 135 million for 2002 compared to € 155 million for 2001, a decrease of 12.9%. This decrease is due to the negative impact coming from both the component and battery divisions, which was not offset by the good performance in the space business.

      The Space and Component segment’s inventories and work-in-progress were € 420 million in 2002 compared to € 501 million in 2001. The relative stability is due to the fact that our satellite construction projects tend to be long term (18 to 36 months) in nature and do not normally vary significantly from one year to the next.

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

Alcatel Liquidity and Capital Resources

Liquidity

     Cash Flow for the Years Ended December 31, 2002, 2001 and 2000

      Net Cash Provided (Used) by Operating Activities. Net cash used by operating activities before changes in working capital was € (1,872) million, due to the net loss of € (4,745) million for the year 2002, adjusted for non-cash items, primarily depreciation and amortization and changes in valuation allowances and other reserves. The change in valuation allowance and other reserves of € (1,358) for 2002 (compared to € (2,001) for 2001) was due primarily to the differences in the inventory valuation allowance between the two years. However, for the year ended December 31, 2002, net cash provided by operating activities was € 2,723 million, compared to net cash provided by operating activities of € 545 million for 2001. This improvement was attributable to cash provided by a decrease of accounts receivable of € 3,436 million for 2002 compared to € 1,407 million in 2001, cash provided by a decrease in inventories of € 2,000 million compared to € 1,186 in 2001, and, to a lesser extent, due to the fact that the decrease in accounts payable and accrued expenses remained relatively stable (decrease of € 1,084 million for 2002 compared with a decrease of € 925 million for 2001). These changes are the result of the actions that we took to improve our net working capital position.

      Net cash used by operating activities before changes in working capital for the year 2001 was € (555) million, primarily due to the net loss of € (4,963) million, adjusted for non-cash items. However, for the year ended December 31, 2001, net cash provided by operating activities was € 545 million compared to net cash used by operating activities of € (1,245) million for 2000, due to a decrease in inventories of € 1,186 million, a decrease in accounts receivable of € 1,407 million, and a decrease in accounts payable and accrued expenses of € 925 million.

      Net Cash Provided (Used) by Investing Activities. Net cash used by investing activities was € (252) million for 2002 compared to € 1,545 million provided by investing activities for 2001, mainly due to lower cash proceeds from the sale of previously consolidated companies (net of cash sold) and unconsolidated companies, to € 813 million for 2002 compared to € 3,627 million for 2001, and to the fact that we repurchased € 683 million in customer loans from the SVF trust for a total increase of loans provided by us to € 839 million in 2002, compared to a decrease of € 299 million in 2001. Cash expenditures for acquisition of consolidated companies, net of cash acquired, was € 193 million for 2002 compared to € 743 million in 2001. Capital expenditures decreased to € 490 million during 2002 compared to € 1,748 million in 2001.

      Net cash provided by investing activities was € 1,545 million during 2001 compared to € 1,852 million used during 2000. This is due primarily to an increase in cash proceeds from the sale of previously consolidated companies (net of cash sold) and unconsolidated companies of € 3,627 million compared to € 1,579 in 2001. Loans provided by us decreased by € 299 million in 2001 compared with an increase of € 962 million in 2000. Capital expenditures amounted to € 1,748 million during 2001, relatively unchanged from the € 1,834 million spent during 2000.

      Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities was € (1,092) million in 2002 compared to € (216) million used in 2001. The principal reason for this change was that we did not issue long-term debt in 2002. Our decrease in short-term debt remained stable in 2002 at € 1,469 million, compared with € 1,401 million in 2001. We received € 645 million in proceeds from issuance of notes, mandatorily redeemable for shares, which we issued on December 19, 2002, with a maturity date of December 23, 2005.

      Net cash used by financing activities was € (216) million in 2001, compared to € 2,658 million provided in 2000. We decreased our short-term debt by € 1,401 million during 2001 and issued long-term debt of € 1,744 million, principally through the issuance on December 7, 2001, of bonds for an amount of € 1.2 billion at a 7% fixed rate and maturing on December 7, 2006. We received an immaterial amount of proceeds from the issuance of shares in 2001, compared with € 1,490 million in 2000.

      Short-Term Investments and Cash and Cash Equivalents. As a result of the above, our cash and cash equivalents were € 5,807 million on December 31, 2002 (an increase of € 1,229 million over December 31, 2001), € 4,578 million on December 31, 2001, and € 2,697 million on December 31, 2000. Including short-term investments and listed securities, these amounts were € 6,109 million, € 5,013 million, € 3,060 million, respectively. Including short-term investments but excluding listed securities, our cash and cash equivalents were € 6,065 million on December 31, 2002 (we held no listed securities in 2001 and 2000).

Capital Resources

      We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, and the issuance of debt and equity in various forms. Our ability to draw upon these resources is dependent upon a variety of factors, which include our customers’ ability to make payments on outstanding receivables, our credit ratings, debt and equity market conditions generally and our success in carrying out the divestiture of certain non-core assets.

Credit ratings and debt

      Credit Ratings. As of March 28, 2003, our credit ratings were as follows:

	Long-term	Short-term	Last
Rating Agency	Debt	Debt	Update

Standard & Poor’s	B+*	B	10/04/02
Moody’s	B1*	NP	11/20/02

*	With Negative Outlook

     After having placed our long-term corporate credit and senior unsecured debt ratings on credit watch on September 23, 2002, Standard & Poor’s lowered them on October 4, 2002, from BB+ to B+ (with Negative Outlook). The short-term B corporate credit ratings were affirmed. The prior update was on July 12, 2002.

      After having placed our long-term senior debt rating under review for possible downgrade on September 24, 2002, Moody’s lowered it on November 20, 2002, from Ba1 to B1 (with Negative Outlook). The “Not Prime” ratings for Alcatel’s short-term debt were confirmed. The prior update was on July 9, 2002.

      Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.

      Short-term Debt. At December 31, 2002, we had € 1,096 million of short-term financial debt outstanding, which included € 843 million of bonds and notes issued, € 109 million of bank loans and overdraft facilities, as well as € 144 million of capital lease obligations and accrued interest payable. At the same date Alcatel had no commercial paper outstanding.

      Long-term Debt. At December 31, 2002, we had € 4,687 million of long-term financial debt outstanding, of which € 4,482 million was in the form of bonds. Our primary bond issues outstanding are: € 1,200 million fixed rate (7.00%) bonds issued in December 2001 and maturing in December 2006; € 1,113 million fixed rate (4.375%) bonds issued partly in February 1999 and partly in December 2001 and maturing in February 2009; € 1,000 million fixed rate (5.875%) bonds issued in September 2000 and maturing in September 2005; € 559 million floating rate (Euribor 3 months + 15 basis points) bonds issued in September 2000 and maturing in September 2003; and € 500 million fixed rate (5.00%) bonds issued in October 1999 and maturing in October 2004.

      Rating Clauses Affecting our Debt. Due to our current short-term debt rating, which has fallen below A3/P3, on December 31, 2002 we had, and we continued to have to the date of this report, limited access to the commercial paper market.

      The outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of our credit rating. However, the € 1,200 million bond issue maturing in December 2006 includes a “step up rating change” clause which provides that the interest rate is increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002, and the 150 basis point increase in the interest rate to 8.5% became effective in December 2002, with a first coupon reflecting the increased rate to be paid in December 2003. This bond issue also contains a “step down rating change” clause which provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade.

      In 1998 and 2001 we extended two guarantees containing ratings clauses to bank pools in order to secure customer financing, each of which guarantees provided that, in the event our customer borrowed on the credit line, regardless of whether a payment default by the customer existed, we would immediately repay the bank and substitute ourselves as the credit provider. These guarantees were cancelled, and instead we made direct loans to the customers for a total amount of € 232 million, of which € 172 million were drawn on December 31, 2002.

      Syndicated Facility. On April 9, 2002, we closed a € 2,075 million syndicated credit facility available for general corporate purposes. The outstanding undrawn bilateral credit lines existing at the time were cancelled. The new facility is comprised of a three-year tranche of € 1,375 million and a 364 day tranche of € 700 million maturing on April 9, 2003. The availability of this facility is not dependent upon our credit ratings. At December 31, 2002, this facility was entirely undrawn, and remains so as of March 28, 2003. Our ability to draw on this facility is conditioned upon our compliance with certain financial covenants (which are identical to the financial covenants of the securitization vendor financing program described below). The facility contains two financial covenants: the first one is a gearing ratio (net debt/equity including minority interests), and the second one is a ratio related to the capacity of Alcatel to generate cash and reimburse its debt. The covenants are tested every quarter. We were in compliance with these financial covenants as of December 31, 2002 (the date of the last published quarterly accounts), and expect to be in compliance as of March 31, 2003. However, the items used to determine these two ratios evolve with our activity, we can provide no assurance that we will be in compliance with such financial covenants at all times in the future.

      Debt to Equity Ratio. Total net financial debt (total financial debt less cash and cash equivalents) on December 31, 2002 was a net cash position of € 326 million, and therefore a net financial debt to shareholders’ equity ratio is not meaningful. Our net financial debt to shareholders’ equity ratio was 27.6% on December 31, 2001. Debt incurred by our banking subsidiary, Electro Banque (which was € 246 million on December 31, 2002) is not included in our total net financial debt.

Contractual obligations and off-balance sheet contingent commitments

      Contractual obligations. The following table presents the minimum payments we will have to make in the future under contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in our consolidated balance sheet.

	Payment Deadline

	Less than			After
Contractual payment obligations	one year	1-3 years	4-5 years	5 years	Total

	(in millions)
Financial debt (excluding capital leases)	€1,086	€1,902	€1,641	€1,074	€5,703
Capital leases	10	14	53	3	80

Sub-total — included in our balance sheet	€1,096	€1,916	€1,694	€1,077	€5,783

Operating leases	120	161	96	171	548

Commitments to purchase fixed assets	33	1	—	—	34

Unconditional purchase obligations(1)	804	943	50	—	1,797

Sub total — not included in our balance sheet	€957	1,105	€146	€171	€2,379

Total contractual obligations	€2,053	€3,021	€1,840	€1,247	€8,162

(1)	Other firm commitments result mainly from purchase obligations related to multi-year supply contracts linked to disposal of activities to third parties.

     Off-balance sheet commitments. The most important portion of our off-balance sheet contingent commitments concerns guarantees provided by the parent company to back the performance of our various operating subsidiaries and, to a lesser extent, undertakings we provide to back performance bonds issued to customers with whom we have long-term contracts for the supply of telecommunications equipment and services, or bank guarantees given to such customers on our behalf. These guarantees, performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. We also include in our off-balance sheet commitments and contingencies a guarantee granted to the bank implementing our cash pooling program, which covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts, and the risk retained by us in the context of our securitization vendor financing program as described below.

      Off-balance sheet commitments incurred in the ordinary course. The amount of the off-balance sheet contingent commitments (excluding our commitment to provide further customer financing, as described below) given in the ordinary course of the business of our Group at December 31 for each of 2002, 2001 and 2000 are as follows:

	2002		2001	2000

	(in millions)
Guarantees given on long-term contracts(1)	€8,530		€9,746	€8,822
Other contingent commitments	833	(2)	1,004	1,281

Guarantees given on contracts and other contingent commitments	9,363		10,750	10,103
Discounted notes receivable with recourse(3)	14		63	45

Sub-total — Contingent commitments	€9,377		€10,813	€10,148

Guarantees on cash pooling(4)	807		1,390	1,775

Total off-balance sheet commitments(5)	€10,184		€12,203	€11,923

Secured borrowings(6)	262		236	67

Total off-balance sheet commitments and secured borrowings(5)	€10,446		€12,439	€11,990

(1)	This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, € 3,570 million represent undertakings we provided to back performance bonds.

(2)	Included in the € 833 million are € 241 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 258 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities and € 334 million of various guarantees given by certain subsidiaries in the Group.

(3)	This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(4)	Although the guarantee granted to the bank implementing our cash pooling program is not backed by any security, this contingent obligation historically was treated as part of the total secured borrowings. As of 2002, this guarantee is treated separately.

(5)	Excluding our commitment to provide further customer financing, as described below.

(6)	The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the table under the heading “Contractual Obligations,” above.

     The amounts reflected in the following table represent the maximum potential amounts of future payments or cost of performance of our obligations (undiscounted) we could be required to make or bear under the contingent commitments described in the preceding table.

	Deadline

	Less than			After
Contingent commitments	one year	1-3 years	4-5 years	5 years	Total

	(in millions)
Guarantees on our long-term contracts(1)	€2,659	€2,638	€2,114	€615	€8,026
Guarantees on third party contracts	154	236	98	16	504

Sub-total — Guarantees on long-term contracts	2,813	2,874	2,212	631	8,530
Discounted notes receivable with recourse(2)	14				14
Other contingent commitments	318	28	63	424	833

Total	€3,145	€2,902	€2,275	€1,055	€9,377

Counter-guarantees received	€42	€135	€58	—	€235

(1)	€ 888 million of which are reserved in our consolidated balance sheet, and € 760 million of which are related to interrupted contracts due to customer default.

(2)	This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

     The amounts in the preceding table are not reduced by any amounts that may be recovered under recourse, collateralisation provisions in the guarantees, or guarantees received, which are indicated in the “counter-guarantees received” line in the table.

      In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

      If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line item “Product sale reserves” (see Note 24 to our consolidated financial statements) or in the inventory reserve. The amounts so reserved are reflected in footnote 1 to the preceding table.

      Commitments related to contracts which have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the item “Guarantees on our long-term contracts” in the preceding table for as long as the formal release of the guarantee is not obtained. The amounts concerned are disclosed in footnote 1 to the preceding table.

      Guarantees given on third party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement.

      Commitments related to product warranties and pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in our consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

      The amounts reflected in the following table represent the amounts of borrowings and advance payments received that are secured through security interests or guarantees granted by us, as described in the first table under this section regarding off-balance sheet contingent commitments. The net book value of the assets given as security are also indicated.

	Deadline

	Less than			After
Secured borrowings	one year	1-3 years	4-5 years	5 years	Total

	(in millions)
Security interests	€25	€99	€1	€—	€125
Other guarantees granted(1)	77		—	60	137

Total	102	99	1	60	262

Net book value of assets given in guarantee:
— financial assets	20	99	1	—	120
— other assets	5	—	—	—	5

(1)	This amount represents guarantees provided by Alcatel, the ultimate parent company, to back the financial debt of its various subsidiaries.

     The preceding table does not include the guarantee granted to the bank implementing our cash pooling program, which cover any intraday debit position that could result from the daily transfers between our central treasury accounts and our subsidiaries’ accounts. As of December 31, 2002, these guarantees amounted to € 807 million, as noted in the first table in this section concerning off-balance sheet commitments.

      SVF Trust Program. In 1999 we established a securitized vendor financing (SVF) program arranged by Citibank, to provide liquidity and to transfer some of the risks associated with customer loans to a third party. Under this program we may sell to a dedicated trust a portion or the whole of certain of our vendor finance loans, which meet defined eligibility criteria. Selling our customer loans to the SVF trust allows us to receive cash, prior to the due date, for a portion of our vendor financing loan portfolio. The terms and conditions of this program were amended in June 2000 and further amended in May 2002. The main provisions of the SVF program as currently in effect are as follows:

•	The maximum cash we can receive from the sale of vendor finance receivables to the SVF trust is U.S.$ 1,173.5 million (approximately € 1,119 million).

•	We have the right to sell eligible receivables to the SVF trust for a period of two years beginning May 14, 2002 on a revolving basis. The two-year revolving period is followed by a three-year amortization period. During this period, the program provides for a notional amortization of approximately 20% of the outstanding balance per annum. There is, however, no requirement that there actually be any amortization of the receivables during this period. We guarantee to the SVF trust the difference, if any, between the scheduled notional amortization and the actual amortization. At the end of the fifth year, the program will be terminated and we expect to repurchase the outstanding balance of any remaining receivables, as otherwise the financing cost would increase substantially. Under current French GAAP, any repurchase of receivables would increase our net debt position and reduce our off-balance sheet commitments and contingencies.

•	The SVF program is supported by a syndicate of banks which provides a committed facility available on a 364-day basis. In the event that the banks elect not to renew the facility, we have the right to draw down the full amount of the facility to ensure the continuation of the SVF program on an uninterrupted basis. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF trust to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by us. From its creation and until early October 2002, the SVF program was principally funded indirectly through a Citibank commercial paper conduit. However, following the downgrading of our credit rating by Standard & Poor’s on October 4, 2002, the SVF trust was no longer permitted to raise funds through this commercial paper conduit and on October 7, 2002, we drew on our committed bank facility in order to repay the funds which we had previously received from the conduit. Since that time, the syndicate of banks has been the sole provider of funds to the SVF trust. This change resulted in an increase in the cost of funds to the SVF trust to LIBOR plus 300 basis points, instead of the commercial paper rates charged by the Citibank conduit. Any eventual future reduction in our credit rating will not affect this cost of funds, or the availability of funds to the SVF program.

•	We provide credit support to the SVF trust in the form of over-collateralization. The required level of over-collateralization was 10% at the end of June 2002. Due to the downgrading of our long-term debt at the beginning of July, the over-collateralization requirement increased to 15%. This means that for any customer account receivable sold to the SVF trust, we receive 85% of the face value in cash and 15% in the form of a fully subordinated receivable due from the SVF trust. Prior to May 14, 2002 we were not required to provide over-collateralization. The transition from the 100% funding level to the 85% funding level was completed in July 2002 by a combination of our providing cash to the SVF trust in exchange for a fully subordinated promissory note and selling certain receivables to the trust for less cash than their face value, the difference being accounted for as a subordinated receivable, as explained above. As of December 31, 2002 all the over-collateralization represented by the fully subordinated promissory note had been eliminated due to the repurchase of receivables or to distributions to us of collections on account of principal of receivables in the SVF program.

•	The SVF program provides for various additional guarantees by us, the principal one being a first loss guarantee up to approximately 30% of (i) the program amount during the revolving period, and (ii) the funded portion of the program during the amortization period. We have the right to sell any eligible receivables to the trust. However, if the portfolio of receivables held by the SVF trust does not meet the SVF program’s stated diversification criteria, our guarantee would exceed the 30% of the pool balance and could be as high as 100%. We also provide a political risk guarantee that covers all accounts receivable, with some limited exceptions, for up to 100% of principal and interest. There are also other specific guarantees concerning, for instance, currency risks (if receivables are not denominated in USD), amortization of the SVF program (as mentioned above) and contract completion risks by our subsidiaries.

•	The SVF program provides for certain early termination events. Such events would occur notably if defaults of the receivables, determined on a cumulative basis from the inception of the SVF program, exceed a specified percentage (but we have the ability to avoid this termination by repurchasing the defaulting receivables), or upon the breach of certain financial covenants, which are identical to the covenants of our € 2.1 billion syndicated bank facility mentioned above. These covenants are tested quarterly. Given the continuing impact of the current economic conditions on us, and given the continuing impact of the negative financial climate on the telecommunications industry as a whole, we can provide no assurance that we will be in compliance with such financial covenants in the future or that the receivables have not defaulted and/or will not default at such a rate as to exceed the specified percentage, and that early termination of the program by reason of non-compliance with the covenants or by reason of such receivable defaults will not be triggered. Upon the occurrence of an early termination event, we are required to pay to the SVF trust cash in an amount equivalent to the funding received on account of the outstanding receivables plus related interest, up to the limit of our obligations pursuant to our guarantees, within three days of receipt of a termination notice.

      We have no equity interest in the SVF trust. We have certain contractual residual interests and the fully subordinated receivable mentioned above. The principal balance of receivables sold to the SVF program as of December 31, 2002, was U.S.$ 428 million (approximately € 408 million) compared with U.S. $ 700 million (approximately € 792 million) as of December 31, 2001. The subordinated receivable due from the SVF trust is accounted for in “other financial assets” in our consolidated financial statements and amounted to U.S.$ 64 million (approximately € 62 million) as of December 31, 2002. No such receivable was outstanding as of December 31, 2001. In all cases where we sell our customer loans, we retain off-balance sheet from 30% to 100% of the risk on the loans sold to the SVF trust, depending on the extent to which the receivables meet the SVF program’s stated diversification criteria.

      French Regulation 99-02 does not allow the consolidation of a special purpose entity if the company with which the entity is proposed to be consolidated does not have any equity in the entity. The SVF trust is therefore not consolidated in our French GAAP accounts. All relevant information concerning this special purpose entity is given in the notes to our consolidated financial statements. This French regulation is the transposition into French law of the 7th European Directive. An amendment to the 7th European Directive on this specific topic is currently under discussion. If French Regulation 99-02 is amended as a consequence of a change in this Directive, which we believe is likely to occur during 2003, the SVF trust could be consolidated in a near future in our French GAAP accounts.

      Securitization of customer loan. In May 2002, we signed a € 480 million securitization program which allows us to sell accounts receivable related to certain mobile telecommunications infrastructure contracts to an asset-backed commercial paper vehicle sponsored by a financial institution. We are liable for risk of up to 39.7% of the aggregate amount of receivables sold. As is customary for a transaction of this nature, we have also provided third party and product liability indemnities capped at € 500 million for each indemnity.

      Sale of carry-back receivable. In May 2002, we sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. It represented a financial expense of € 6.2 million as of December 31, 2002.

      We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the receivable sold.

      Contractual payment obligations and off-balance sheet contingent commitments under U.S. GAAP. The following table presents minimum payments we will have to make in the future under contracts and firm commitments under U.S. GAAP.

	Deadline

	Less than
Contractual payment obligations	one year	1-3 years	4-5 years	After 5 years	Total

	(in millions)
Financial debt (excluding capital leases)	€1,398	€1,957	€1,908	€1,075	€6,338
Capital leases	14	30	30	71	145

Sub-total – included in our balance sheet	€1,412	€1,987	€1,938	€1,146	€6,483

Operating leases	110	142	78	121	451
Commitments to purchase fixed assets	33	1	—	—	34
Unconditional purchase obligations (1)	804	943	50	—	1,797

Sub total – non included in our balance sheet	€947	€1,086	€128	€121	€2,282

Total contractual	€2,359	€3,073	€2,066	€1,267	€8,765

(1)	Other firm commitments result mainly from purchase obligations related to multi-year supply contracts linked to disposal of activities to third parties.

     The main differences between contractual obligations under U.S. GAAP and under the accounting principles that we follow are:

•	as indicated in Note 37 to our consolidated financial statements, “Summary of differences between accounting principles followed by Alcatel and U.S. GAAP,” the SVF trust does not meet the criteria of a qualified special purpose entity in accordance with SFAS 140 and is therefore consolidated under U.S. GAAP in our reconciled consolidated balance sheet, leading to an increase of other non-current assets and short-term financial debt of € 323 million as of December 31, 2002 (€ 792 million as of December 31, 2001).

•	the carry back receivable in May 2002 (as mentioned above) is included in Financial debt in our balance sheet reconciled to U.S. GAAP due to the continuing involvement of the Group in this asset, through our ability to reacquire the receivable in certain circumstances.

•	some lease contracts are recorded as capital leases under U.S. GAAP and as operating leases under French GAAP; and

•	application of SFAS 133 in the accounting of some derivative instruments (mainly derivative instruments used to reduce exposure to interest rate risk), as described in Note 38 (k) to our consolidated financial statements and in the specific U.S. GAAP disclosure related to SFAS 133 application, which may yield a different value than in our balance sheet under French GAAP.

      Customer financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of December 31, 2002, net of reserves of € 180 million, we had provided customer financing of approximately € 1,265 million. This amount includes € 585 million of deferred payments and receivables, and € 86 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 519 million. We no longer provide guarantees to third party lenders undertaking to substitute ourselves for them, as was the case with the guarantees described under “Credit ratings and debt — Rating Clauses Affecting our Debt.”

      Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

      Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry have caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we have realized and may in the future realize, losses on any extended credit given and loans made to the customer, or on guarantees provided for the customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. In 2002, we expensed approximately € 337 million related to doubtful customer accounts under “Other revenue (expense).”

      Capital Expenditures. We expect our capital expenditures in 2003 to be less than € 300 million. This is primarily due to the limitation of cash disbursements and better utilization of our assets.

      We believe that our current cash and cash equivalents, cash flows (including from contemplated asset disposals) and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate further than what we anticipate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the current environment and given our limitations in accessing the fixed income market at this point. In addition, if we do not meet the financial covenants contained in our syndicated facility and in our SVF program, we may not be able to rely on these funding arrangement to meet our cash needs.

Highlights of Differences between our Accounts under French GAAP and under U.S. GAAP

      As stated above, we present our financial statements pursuant to only one set of accounting rules, in accordance with French GAAP. However, as a foreign company publicly traded in the United States, we are required pursuant to regulations of the Securities and Exchange Commission to provide a reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP. For a more detailed discussion of this reconciliation, please refer to Note 37 through 42 in our consolidated financial statements.

Under U.S. GAAP:

•	Our net loss for 2002 amounted to €11.5 billion, compared to a net loss of € 4.7 billion under French GAAP; and

•	Our shareholders’ equity at December 31, 2002 was € 8.2 billion, compared to € 5.0 billion under French GAAP.

      The variation in the net loss under the two sets of accounting principles for 2002 is due mainly to the different treatment, under each set of principles, of the goodwill arising from stock-for-stock acquisitions, mainly DSC and Newbridge in 1998 and 2000, respectively. The resulting goodwill was charged against shareholders’ equity in our financial statements under French GAAP, pursuant to the French “pooling of interests” method, but it was recorded as an intangible asset on our balance sheet in accordance with U.S. GAAP, and this asset was subject to amortization.

      In 2002, we adopted a new U.S. accounting standard, SFAS 142, relating to goodwill and other intangible assets, for purposes of preparing the reconciliation of our accounts to U.S. GAAP. As explained in “Critical Accounting Policies — Goodwill and other intangible assets”, under SFAS 142 goodwill is no longer amortized, but rather tested for impairment. As a result of the impairment tests carried out with respect to the goodwill related to business divisions into which DSC and Newbridge have been assimilated, we had to post a charge of € 6.9 billion in 2002.

      The deterioration of the fair value of these business divisions had no similar impact on our French GAAP financial statements since, as noted above, goodwill of DSC and Newbridge had already been charged against shareholders’ equity.

      A related consequence is that the difference between our shareholders’ equity under each set of principles is diminishing. Historically, our shareholders’ equity under U.S. GAAP has been much higher than under French GAAP, due in great part to the charging of acquisition goodwill against shareholders’ equity pursuant to the pooling of interest method under French GAAP. For example, our shareholders’ equity as of December 31, 2001 under French GAAP was € 9.6 billion, as compared to € 20.8 billion under U.S. GAAP. For 2002, as a result notably of the negative impact on our shareholders’ equity under U.S. GAAP of the impaired value of the goodwill related to the business divisions into which DSC and Newbridge have been assimilated, our U.S. GAAP shareholders’ equity was € 8.2 billion, compared to € 5.0 billion under French GAAP.

      Other differences between the two sets of accounting principles, such as the accounting for restructuring expenses and the accounting for financial instruments to hedge exchange risk, have a smaller impact.

      Our financial debt at December 31, 2002 goes from a net cash position of € 0.3 billion under French GAAP to net financial debt of € 0.3 billion under U.S. GAAP. This is due mainly to the fact that the fund we use for the securitization of our receivables (please see “Contractual obligations and off-balance sheet contingent commitments — SVF Trust Program” below), is not allowed to be consolidated under French GAAP, but must be consolidated under U.S. GAAP.

      Finally, several differences in presentation in the line items of the income statement result in a different figure for “Income (loss) from operations”. In effect, for instance, restructuring costs and the charges related to goodwill are accounted for as operating expenses under U.S. GAAP, whereas they are treated as non-operating charges and expenses under French GAAP.

      On the other hand, the cash flow generated by operating activities is the same under both sets of principles: € 1.9 billion.

Qualitative and Quantitative Disclosures About Market Risk

Financial instruments

      We enter into derivative financial instruments primarily to manage our exposure to fluctuations in interest rates and foreign currency exchange rates. Derivative financial instruments held by us at year-end are mostly hedges of existing or anticipated financial or commercial transactions or are related to issued debt.

      Anticipated transactions mainly relate to firm commercial contracts and commercial bids. Firm commercial contracts and other firm commitments are hedged using forward exchange contracts while commercial bids are hedged using mainly currency options. The duration of anticipated transactions that are not firmly committed does not usually exceed 18 months.

      Our policy is not to take speculative positions. Our strategies to reduce exchange and interest rate risk have served to mitigate, but not eliminate, the positive or negative impact of exchange and interest rate fluctuations. Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and to a lesser extent, the British pound and Canadian dollar. Because our financial statements are denominated in euro, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, may have a material impact on our reported results. In fact, the current strength of the euro against the U.S. dollar has had a negative impact on our net sales; however, it has not significantly increased our loss from operations. If our strategies to reduce exchange and interest rate risks are not successful, our business, financial condition and operating results may be adversely affected.

Counterparty risk

      For our derivative financial instruments, we are exposed to credit risk in the event a counterparty should default on its financial commitments to us. This risk is monitored on a daily basis, within strict limits based on the ratings of counterparties. The exposure on each market counterparty is calculated taking into account the nature and the duration of the transactions and the volatilities and fair value of underlying market instruments. Counterparties are generally major international banks.

Foreign currency risk

      Derivative foreign exchange instruments are mainly used to hedge future sales denominated in non-euro currencies. Usually, we sell forward these non-euro currencies. The fall of the euro against these currencies would have a negative impact on the fair value of the hedges. The prime example would be the U.S. dollar’s rise against the euro.

      Generally, we fund our subsidiaries in their local currency and borrow ourselves in the same currencies the necessary funds, so as to keep no currency risk position. Overall, our subsidiaries are indebted to Alcatel, the parent company. As a consequence, a change in value of our debt or cash due to changes in the values of currencies would be mainly offset by a symmetric change in the value of funded assets.

      Since we are a net seller of non-euro currencies, the rise in the value of those currencies versus the euro would generate a loss on our derivative foreign exchange instruments.

      The potential change in fair value for foreign exchange sensitive instruments is estimated in the table below through a hypothetical and immediate 10% fall or rise for 2002, and fall for 2001, of the euro versus all foreign currencies. Correlation between foreign currencies is not taken into account. However, most of the change in the fair value of financial instruments would be offset by a change in fair value of the underlying exposure.

	December 31, 2002				December 31, 2001

			Fair value	Fair value			Fair value
			variation if	variation if			variation if
	Net	Fair value	euro falls	euro rises	Net	Fair value	euro falls
	position	(“MtM”)(1)	by 10%	by 10%	position	(“MtM”)(1)	by 10%

	(in millions of euros)
Forward deals
Buy positions(2)	2,754	(96)	222	(182)	6,103	28	353
Sell positions(2)	4,041	300	(368)	302	8,335	(163)	(727)
Options
Buy positions(2)	2,812	145	(34)	65	6,824	157	(68)
Sell positions(2)	2,557	(124)	5	(31)	6,530	(157)	63

Total currency risk	(3)	225	(175)	154	(3)	(134)	(379)

(1)	For derivatives, fair value means the cash settlement to be received, or to be paid, by us to offset the corresponding deals. Positive (negative) fair value variations mean a potential supplementary profit (loss) for the mentioned scenario.

(2)	A buy or sell position is a position where we buy or sell foreign currencies versus our main functional currencies as they are determined for purposes of transactions involving a set of particular currencies (for example, the U.S. dollar may be considered as our main functional currency versus the Canadian dollar for certain transactions). Our main currency position is with respect to transactions where the euro is considered our main functional currency and the U.S. dollar is considered the foreign currency.

(3)	The addition of the numbers in the column is not a relevant calculation.

Interest rate risk

      In the event of an interest rate decrease, our fixed-rate debt would increase in value and it would be more costly to repurchase (not taking into account that an increased spread of credit reduces the value of the debt). In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate 1% fall or rise for 2002, and fall for 2001, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt and swaps. The assumption of a global interest rate decrease is used in a fair value approach on a stress-scenario basis and hence does not take into account the correlative decrease in financial expenses on variable-rate debt. Management believes that this is a conservative approach. The interest rate risk on foreign exchange transactions is not taken into account as it is negligible.

      The table below sets forth the impact of variations of interest rates on the value of our net debt and financial derivatives.

	December 31, 2002				December 31, 2001

			Fair value	Fair value			Fair value
	Face value		variation if	variation if	Face value		variation if
	or net	Fair value	rates fall	rates rise	or net	Fair value	rates fall
	position	(“MtM”)(1)	by 1%	by 1%	position	(“MtM”)(1)	by 1%

	(in millions of euros)
Long-term debt(2)(5)	4,687	3,951	(114)	108	5,625	5,467	(60)
Net short-term debt(3)	(5,013)	(5,035)	(2)	2	(2,992)	(2,992)	—
Interest rates swaps: lend(4)	6,127	272	177	(169)	10,991	281	NC	(6)
Interest rates swaps: borrow(4)	4,210	(158)	(53)	52	8,627	(275)	NC	(6)
Other interest rate derivatives	1,135	(1)	13	9	(7)	17	NC	(6)

Net Debt/MtM/Interest Rate Risk	(8)	(971)	21	2	(8)	2,498	NC	(6)

(1)	For “debt”, fair value (“MtM”) means the market value of debt issued or cash held.

(2)	Excluding the portion of bonds maturing in less than one year. The market values of our long-term debt are based on the market quotations of our listed bonds at the end of 2002 and on the face value of the remaining 10% of the bonds, which are not listed. Management believes this is a prudent assumption. Over 85% of our bonds have been issued with fixed rates. The market value of our long-term debt is lower than its face value due to credit spreads.

(3)	Including the portion of bonds with a maturity of less than one year. Negative figures for net short debt mean a cash positive position.

(4)	A lending (borrowing) position means a swap position in which we are a net lender (borrower) of fixed rates with respect to the swaps.

(5)	At the end of 2001, the fair value variation of interest swaps related to bonds that we issued was aggregated with the fair value of these bonds.

(6)	“NC” means not able to be calculated.

(7)	This amount was not calculated in 2001.

(8)	The addition of the numbers in the column is not a relevant calculation.

Assumptions and Calculations

      The face values in the two tables above include all derivative instruments bought and sold. The fair value of such instruments is calculated with market standard financial software according to the market parameters prevailing on December 31, 2002.

Commodities risk

      Since the initial public offering of Nexans in June 2001, we are no longer exposed to the market risk of metal prices.

Equity risks

      We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

      We may also use derivative instruments on Alcatel shares held in treasury. Such transactions are authorized as part of the buy back program approved at our shareholders’ general meeting held on April 18, 2002.

      Since April 2002, we did not have any derivative instruments in place on investments in listed companies or on Alcatel shares held in treasury.

      Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 30 to our consolidated financial statements included in this annual report.

Impact of Economic Crisis in Emerging Markets

      Neither the severe economic crisis in Argentina, which did not abate during 2002, nor the devaluation of the Argentinean Peso, which affected currency exchange rates, had a significant impact on our consolidated financial results. Moreover, because our principal clients in Argentina benefit from the support of the European companies who are their principal shareholders, they currently appear to be viable.

      The telecommunications market in Brazil is currently experiencing consolidation and telecommunications companies are focusing on increasing their profitability and on forming alliances. Our principal Brazilian customers have resumed paying their suppliers and this has allowed us to decrease our exposure in Brazil. Nonetheless, because of defaults by a limited number of our Brazilian clients, we have taken provisions for doubtful customer accounts in 2002 with respect to our activities in Brazil. Currently, we do not anticipate other immediate and material financial risks relating to our Brazilian clients.

Research and Development

      Expenditures. In 2002, our research and development expenditures totaled € 2,226 million (13.5% of 2002 consolidated net sales) compared to expenditures of € 2,867 million in 2001 (11.3% of 2001 consolidated net sales) and € 2,828 million in 2000 (9.0% of 2000 consolidated net sales).

      Accounting policies. Our policy is to record research and development expenses for the year in which they are incurred, except as follows. Software development costs are included in intangible assets when they strictly comply with the following criteria: the project is clearly defined and costs are separately identified and reliably measured; the technical feasibility of the software is demonstrated; the software will be sold or used in-house; a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and adequate resources required for completion of the project are available. Software costs are amortized, in case of internal use, over their probable service lifetime, or in case of external use, according to prospects for sale, rental or other forms of distribution. The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the criteria discussed above. Recoverable amounts disbursed under the terms of contracts with customers are included in work-in-progress on long-term contracts.

      In connection with accounting for the Genesys and Newbridge acquisitions in 2000 under U.S. GAAP for reconciliation purposes, we allocated a significant portion of the purchase price of each acquisition to in-process research and development projects. As part of the process of analyzing the Genesys and Newbridge acquisitions, we made our decision to buy technology that had not yet been commercialized rather than develop the technology internally.

      In estimating the fair value of in-process research and development for the Genesys and Newbridge acquisitions, we considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions and project risks.

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

      The value assigned to purchased in-process research and development was determined by discounting the net cash flows to their present value. The selection of the discount rate was based on a consideration of our weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle. This value was also adjusted to reflect stage of completion, the complexity of the work completed to date, the difficulty of completing remaining development, costs already incurred, and projected cost to complete the projects.

      As of the date of each of the acquisitions, the development of the in-process research and development projects at each of Genesys and Newbridge had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition.

      Impairment of acquired technology. Acquired technology, representing developed technology of acquired businesses, is stated at cost and is amortized on a straight line basis over the estimated useful lives, which are typically five to ten years. Each period, we analyze the realizability of our acquired technology assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable as required under GAAP. Acquired technologies related to business combinations accounted for using French “pooling of interests” method are not recognized in the primary financial statements but only in the reconciliation of our consolidated financial statements to U.S. GAAP, as described in note 37(a) to our consolidated financial statements.

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supercedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30 for the disposal of a segment of a business. The provisions of SFAS No. 144 are required to be applied for fiscal years beginning after December 15, 2001.

      During the year ended December 31, 2002, we performed an assessment of the carrying values of acquired technology pursuant to SFAS No. 144 in connection with the DSC Communications, Genesys, Kymata, Innovative Fibers and Newbridge acquisitions. The assessment was performed due to sustained negative economic conditions impacting our operations and expected future revenues. Current economic indicators suggest that these conditions may continue for the foreseeable future. As a result, we recorded impairment charges of € 553 million related to acquired technology to reflect these assets at their current estimated fair values. The impairments represent the amount by which the carrying values of these assets exceeded their fair values. These charges have been recorded as impairment of long-lived assets in income from operations in our consolidated statements reconciled to U.S. GAAP that are presented in Note 39 to our consolidated financial statements.

      Application of accounting policies to certain significant acquisitions. Set forth below is a description of our methodology for estimating the fair value of the in-process research and development of Genesys and Newbridge at the time of acquisition and the status of the projects at the end of 2002. We cannot give assurances that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

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

      In May 2002, an impairment test was performed in compliance with SFAS 144 requirements and an impairment charge of € 36 million is recorded in the reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP in Note 38 to our consolidated financial statements. As of December 31, 2002, the carrying value of the acquired technology of Genesys under U.S. GAAP amounted to € 13 million.

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

      In May and December 2002, impairment tests were performed in compliance with SFAS 144 requirements and an impairment charge of € 371 million is recorded in the reconciliation of our net income

(loss) and shareholders’ equity to U.S. GAAP in Note 38 to our consolidated financial statements. As of December 31, 2002, the carrying value of the acquired technology of Newbridge under U.S. GAAP amounted to € 15 million.

OPTRONICS DIVISION’S OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      You should read the following information together with “Optronics Division Selected Combined Financial Data” and the combined financial statements and related notes included in this annual report, as well as the financial information for Alcatel and “Alcatel’s Operating and Financial Review and Prospects” included elsewhere in this annual report.

Overall Perspective

      Restructuring. The opto-electronic industry in 2002 continued to be dramatically affected by the slowdown in the telecommunications market that began in 2001. In addition to the overall slowdown, the Optronics division’s business was significantly impacted by the severely depressed submarine and long-haul businesses that have historically accounted for a substantial portion of the division’s revenues. In response to these market conditions, the division announced two major restructuring plans in 2002, the Industrial Redeployment Plan and the Strategic Refocus Plan, to reduce its fixed cost base through headcount reduction, plant closures, and overall cost-cutting measures. As part of the Strategic Refocus Plan, the division is targeting a headcount of below 500 at the end of 2003, and quarterly breakeven operating income at an assumed sales level of € 40 million. As a result of these plans, during 2002 the division:

•	in June 2002, sold Alcatel Optronics Netherlands, the subsidiary that included its non-core MEMs and Planar design software activities, through a management buy-out for € 2.8 million;

•	in November 2002, sold the majority of the assets of Alcatel Optronics USA, located in Plano, Texas for $6.9 million and transferred 48 employees to Sanmina;

•	In December 2002, closed the Gatineau, Canada plant and facilities and transferred all of its manufacturing activities to Livingston, Scotland;

•	consolidated all manufacturing to two manufacturing facilities: one in Nozay, France for active chip manufacturing and one in Livingston, Scotland for passive chip technology;

•	sought external industrial solutions to convert the Lannion, France site so that it could be used by, or transferred to, a third party;

•	reduced headcount to 997 at December 31, 2002 from 1,796 at December 31, 2001, a 44% reduction; and

•	cancelled the outsourcing agreement with Alcatel regarding the Illkirch, France manufacturing site and transferred the assembly of optical fiber amplifiers and optical interface sub-systems to Nozay.

      As a result of this restructuring for 2002, the division recorded restructuring costs of € 77.4 million. In addition, during 2002 the division tried to reduce its manufacturing capacity by taking a € 88.3 million write-off, mainly for equipment. However, despite these efforts, the division was unable to reduce its fixed cost base and other costs in 2002 quickly enough to respond to the dramatic reduction in net sales. The effects of the actions taken under the Strategic Refocus Plan during the fourth quarter of 2002 will not be reflected in the Optronics division’s financial statements until 2003.

      Product trends. Historically, the Optronics division’s customers have tended to place large orders at irregular intervals, which caused the sales cycle to be quite lengthy, because customers required customization of products followed by a lengthy qualification process during which the division’s products were tested to prove they complied with the customer’s product specifications. During 2002, the division’s main customers changed their requirements for products to adapt to the challenging market environment. Customers are no longer focused on product customization or on lengthy qualification processes, but rather on products that will maximize their existing networks through the use of high performance products that are compact, use less power, and are therefore more cost effective. This fundamental shift has created a move toward standardization of products and reduced lead times and qualifying processes. The Optronics division is actively participating within its industry to promote this trend.

      Strategy. Executing the Strategic Refocus Plan by reducing headcount and fixed costs and maintaining the commercial and technological capabilities of the division will be part of management’s focus during 2003. As stated above, management will also continue to explore strategic alternatives for the division.

      Recent Events. On February 4, 2003, we announced that at our 2003 annual shareholders’ meeting our board would submit a resolution for approval by our shareholders to convert all outstanding Class O shares and ADSs into Class A shares and ADSs, as applicable, on a one-for-one basis. Our board made this decision after having analyzed the market conditions of the opto-electronics industry. Our management believes that the elimination of the tracking stock will give it more flexibility as we address the future of the Optronics business and continue to explore strategic alternatives for the division.

      On March 25, 2003, we announced that we had entered into an agreement with Solutions Plastiques, a plastic moulding company in Europe, to transfer 115 of the 180 employees at the Optronics division’s Lannion, France plant. Offers will be made to such employees, to be accepted on a voluntary basis.

Changes in Accounting Standards Effective as of January 1, 2002

      The “Comité de la Réglementation Comptable” (Committee of Accounting Regulations) approved the “règlement sur les passifs” (regulation on liabilities) n00-06, which became effective as of January 1, 2002, with optional implementation retroactive to January 1, 2000. The Optronics division decided to apply this new accounting principle to its financial statements as of January 1, 2002. The implementation of this regulation as of January 1, 2002 had no significant impact on the opening net worth or on the division’s financial position for 2002.

      The “Comité de la Réglementation Comptable” approved by decree dated December 12, 2002, the “règlement relatif à l’amortissement et à la dépréciation des actifs” (regulations on depreciation and amortization of assets) n02-10, which will become effective as of January 1, 2005, with optional implementation as of January 1, 2002. The division did not apply this new accounting standard to its 2002 financial statements. The division does not anticipate a material impact from the implementation of this regulation on its net income or on its financial position.

Critical Accounting Policies

      The discussion and analysis of the Optronics division’s results of operations and financial condition are based on its combined financial statements, which are prepared in accordance with French generally accepted accounting principles as described in Note 1.2 of the Notes to the combined financial statements. As noted earlier, the principal differences between French and U.S. accounting principles are detailed in Note 21 to the combined financial statements. Some of the accounting methods and policies used in preparing both French and U.S. combined financial statements are based on complex and subjective assessments by management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of the assets, liabilities and net worth, and of the division’s earnings, could differ from the value derived from these estimates if there were a change in the conditions that had an impact on the assumptions adopted.

      The Optronics division believes that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventory

      Inventories are recorded at the lower of the net realizable value expected from these assets and their carrying value. This valuation is calculated based on an analysis of predictable changes in demand, technology or the markets, mainly to identify any inventory that is obsolete or in excess.

      Significant charges have been booked over the last two years due to declining market conditions. The impact of a valuation of inventories at the lower of cost or market on the division’s net income before taxes resulted in a charge of approximately € 30.6 million in 2002 (€ 96.7 million and € 3.9 million in 2001 and 2000, respectively).

      Write-downs of inventory may continue to occur in the future if additional restructuring actions are taken or if there is a continuing deterioration of the market.

Goodwill and other intangible assets

      When there are signs of a loss in value in the course of the year, impairment tests are conducted on the intangible assets concerned, and impairment losses are recorded, if necessary. These exceptional amortizations are calculated based on the forecasted discounted cash flows or on the market value of such assets if an active market exists. A change in market conditions may cause the division to review the value of some goodwill or other intangible assets and to record an additional exceptional amortization.

      In the combined financial statements under French GAAP, goodwill was zero as of December 31, 2002 and represented a net amount of € 58.1 million as of December 31, 2001 and € 132.4 million at the end of 2000. Other intangible assets amounted to € 1.6 million at the end of 2002, compared with € 12.1 million and € 22.7 million at the end of 2001 and 2000, respectively.

      The acquisition of Kymata was recorded at its book value under French GAAP, in accordance with the optional method authorized under article 215 of Accounting rule 99-02 (see Note 2 to the combined financial statements). Goodwill, corresponding to the difference between the cost of acquisition and the fair value of assets acquired and liabilities assumed, was recorded as an intangible asset under U.S. GAAP and charged to equity under French GAAP.

      Starting January 1, 2002, for the U.S. GAAP reconciliation, the Optronics division adopted Statement of Financial Accounting Standards (“SFAS”) N 142 “Goodwill and other intangible assets.”

      SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the Optronics division level. In the first step, the fair value of the division is compared to its book value, including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. If the fair value of the division is less than its book value, a second step is performed which compares the implied value of the division’s goodwill to the book value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the division. If the implied value of the goodwill is less than its book value, the difference is recorded as an impairment.

      Due to continued and sharper deterioration of the telecommunication market in 2002, goodwill was tested for impairment three times during the year (initial impairment test as of January 1, 2002, annual impairment test in June 2002, and additional impairment test performed in December 2002). Significant impairment charges have been booked in the U.S. GAAP financial statements for 2002 representing € 115.3 million (€ 51.9 million under French GAAP). Impairment losses related to acquired technology were also recorded in the U.S. GAAP reconciliation in compliance with SFAS 144 requirements for an amount of € 31.2 million in 2002 (€ 8.5 million under French GAAP). All these impairment losses and valuations of intangible assets are based upon short and long-term projections of future cash flows and take into account assumptions regarding the evolution of the market and the ability of the division to successfully develop and commercialize its products. Changes in market conditions or future restructuring plans could have a major impact on the valuation of these assets and could justify additional impairment losses.

Impairment of tangible long-lived assets

      Whenever events or changes in market conditions indicate a risk of impairment of property, plant, equipment and other tangible assets, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains higher than their fair values. When testing for other than temporary impairment of a tangible asset, the sum of the undiscounted cash flows for the identified tangible assets is compared to the carrying value of these assets. If this sum is lower than the carrying value, an impairment loss is recorded based upon the fair value of the asset concerned. Fair value is measured by discounting forecasted operating cash flows or market value, if any.

      Planned closure of certain facilities, further reductions in personnel and reduction in market expectations due to industry downturn were considered as impairment events in 2002. Following an analysis of potential impairment on certain tangible assets, the Optronics division recorded impairment charges of € 131.6 million in 2002.

      Significant assumptions and estimates are taken into account to determine the fair value of the tangible long-lived assets, including market expectations, economic obsolescence and realizable value in case of liquidation. Changes in these estimates could have a major impact on the assessment of the value of these assets and could require the division to book additional write-downs.

Customer warranties

      Reserves are recorded for warranties given to customers on the division’s products for manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products are sold. They represent the best possible estimate, at the time the sale is made, of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

      Warranty reserves amounted to € 4.5 million at the end of 2002 (€ 14.5 million and € 13.7 million at December 31, 2001 and 2000, respectively). More information concerning changes in warranty reserves in 2002 are given in Note 23(d) to the combined financial statements in compliance with the provisions of FIN 45.

Deferred tax assets

      Deferred tax assets are accounted for on the balance sheet owing to the timing difference between the combined value of the assets and liabilities and their taxable value if it is more likely than not that they will be realized in the years to come.

      Significant management judgment is required in determining the Optronics division’s recognition of deferred tax assets on the balance sheet. This recognition is based on the division’s estimates of taxable income in the jurisdictions in which it operates and the period over which the division’s deferred tax assets will be recoverable. At the end of December 2002, all the deferred tax assets had been written off.

Combined Financial Statements

      The financial information included in this discussion is derived from the combined financial statements of the Optronics division, a business division of Alcatel, for the years ended December 31, 2002, 2001 and 2000.

      The combined financial statements are prepared on the basis of the historical financial information of the entities included in the Optronics division and allocation of certain costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial statements since September 20, 2000, its implementation date. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts, except the financing of Alcatel Optronics USA from July 1, 2000 and the research and development allocations for 2000. See Note 1.1 to the combined financial statements of the Optronics division for a discussion of the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

Results of Operations

      The following table sets forth financial data from the Optronics division’s combined statements of income for the years ended December 31, 2002, 2001 and 2000, expressed in each case as a percentage of net sales:

	2002	2001	2000

Net sales	100%	100%	100%
Cost of sales	(210.8)	(91.0)	(64.0)

Gross profit (loss)	(110.8)	9.0	36.0
Administrative and selling expenses	(38.4)	(8.3)	(5.6)
Research and development expenses	(54.6)	(13.2)	(8.4)

Income (loss) from operations	(203.8)	(12.5)	22.0
Financial income (loss)	(12.1)	(1.2)	(0.1)
Restructuring costs	(92.0)	(1.6)	—
Other revenue (expense)	(105.0)	(4.6)	0.0

Income (loss) before taxes and amortization of goodwill	(412.9)	(19.9)	21.9
Income tax	(21.0)	5.6	(7.6)
Amortization of goodwill	(64.0)	(16.4)	(0.7)
Purchased R&D	—	—	(5.0)

Net income (loss)	(497.9)%	(30.7)%	8.6%

Optronics Division Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Net sales. The Optronics division’s net sales were € 84.1 million in 2002, representing an 82.1% decrease from net sales of € 470.4 million in 2001.

      Net sales by product line were as follows:

Discrete Modules. Net sales of discrete modules, which include lasers, detectors and optical routing modules that are building blocks for an array of the Optronics division’s solutions, were € 10.6 million in 2002, a decrease of 82.7% from net sales of € 61.4 million in 2001. The decrease was due to the drop in the division’s net sales and to the integration of discrete modules into the division’s sub-system products resulting in sales being recorded in sub-systems and not discrete modules. Discrete modules represented 12.6% of total net sales in 2002.

Pump Modules. Net sales of pump modules were € 6.6 million in 2002, a decrease of 95.6% from net sales of € 148.7 million in 2001, due to the significant downturn in the submarine and long-haul terrestrial markets during the course of 2002. Pump modules represented 7.8% of total net sales in 2002.

Optical Amplifier Sub-systems. Net sales of optical amplifier sub-systems were € 18.1 million in 2002, a decrease of 85.1% from net sales of € 121.3 million in 2001, primarily due to the significant downturn in the long-haul terrestrial market during the course of 2002. Optical amplifier sub-systems represented 21.5% of total net sales in 2002.

Optical Interface Sub-systems. Net sales of optical interface sub-systems were € 38.9 million in 2002, a decrease of 60.3% from net sales of € 98.0 million in 2001, primarily due to the lower demand for WDM and SONET applications for the long-haul and metro markets in the U.S. optical interface sub-systems represented 46.3% of total net sales in 2002.

Optical Passive Components. Net sales of optical passive components were € 9.9 million in 2002, a decrease of 75.9% from net sales of € 41.0 million in 2001, primarily due to the decreased demand for FBG products dedicated to submarine and long-haul applications. Optical passive components represented 11.8% of total net sales in 2002.

      Overall, in 2002, the Optronics division derived 69% of its net sales from Alcatel and its subsidiaries compared to 82% in 2001, due to a dramatic decrease in demand from Alcatel’s submarine business (€ 8.6 million in 2002 compared to € 183.2 million in 2001).

      Cost of sales. Cost of sales totaled € 177.3 million in 2002, representing a 58.6% decrease from cost of sales of € 428.0 million in 2001. This decrease resulted principally from the reduction in net sales of the division. Cost of sales for 2002 included a one-time charge of € 13.1 million for inventory write-offs compared to € 58 million in 2001. However, as a percentage of net sales, cost of sales in 2002 increased to 210.8% from 91.0% in 2001, since the Optronics division was unable to reduce costs quickly enough to respond to the reduction in net sales.

      Gross profit (loss). As a result of the foregoing, the Optronics division’s gross profit (loss) totaled € (93.2) million in 2002, a substantial decrease from gross profit of € 42.4 million in 2001.

      Administrative and selling expenses. The Optronics division’s administrative and selling expenses were € 32.3 million in 2002, representing a 17.2% decrease from administrative and selling expenses of € 39.0 million in 2001. Administrative and selling expenses for 2002 included a non-recurring payment to former Kymata executives in satisfaction of guarantees under their employment agreements with Kymata. As a percentage of net sales, administrative and selling expenses for 2002 increased to 38.4% from 8.3% in 2001, also because the division was unable to reduce costs quickly enough to respond to the reduction in net sales.

      R&D expenses. The Optronics division’s research and development expenses were € 45.9 million in 2002, representing a 26% decrease from R&D expenses of € 62.0 million in 2001. R&D expenses for 2002 mainly reflected the division’s focus on new product development, principally for sub-systems and hybrid components for metropolitan and long-haul applications, and less spending on product customization.

      Loss from operations. The Optronics division’s loss from operations was € 171.4 million in 2002, representing a substantial increase from loss from operations of € 58.6 million in 2001, primarily due to the continued slowdown in the telecommunications industry, the division’s high fixed cost base and a € 16.6 million non-recurring charge, mainly relating to the write-off of obsolete inventory discussed under “Cost of Sales” above.

      Financial loss. The Optronics division recorded a financial loss of € 10.2 million in 2002, representing a 75.9% increase from a financial loss of € 5.8 million in 2001. This increase was due principally to € (8.1) million of net interest expense related to an increase in debt, principally short-term borrowings from Alcatel Central Treasury, compared to € (4.0) million of net interest expense in 2001.

      Restructuring charge. The Optronics division recorded a restructuring charge of € 77.4 million in 2002 representing a dramatic increase from a charge of € 7.5 million in 2001. The 2002 charge related primarily to the implementation of the Industrial Redeployment Plan and the Strategic Refocus Plan. The main components of the 2002 restructuring charge included: € (54.1) million for write-offs of tangible assets, of which € (51.8) million represented the depreciation of tangible assets at the Lannion, France facility which is being converted for other uses; the Gatineau, Canada facility which was shut down; and the Plano, Texas facility which was sold. In addition, the 2002 restructuring charge also included € (23.3) million for employee terminations (both voluntary throughout the division and involuntary in all locations other than France) and early retirement costs in France.

      Other expenses. The Optronics division’s other expenses were € 88.3 million in 2002, representing a dramatic increase from other expenses of € 21.5 million in 2001. However, other expenses for 2001 were offset by a € 33.0 million indemnity payment from Alcatel Submarine Networks due to a purchase order cancellation. This increase in other expenses was due principally to a € (77.5) million write-off of equipment, mainly at Nozay and Livingston, and a € (8.5) million write-off of the acquired technology of Alcatel Optronics Canada as a result of a reassessment by the division of the future usefulness of such technology.

      Income taxes. The Optronics division income tax was € (17.7) million in 2002, which mainly was due to the depreciation of recognized deferred tax assets of previous years.

      Amortization of goodwill. The Optronics division’s amortization of goodwill was € 53.8 million in 2002, compared to € 77.2 million in 2001. Amortization of goodwill for 2002 included a write-off of € (51.9) million, which represented the remaining goodwill of Alcatel Optronics Canada.

      Net loss. The Optronics division’s net loss was € 418.8 million in 2002, compared with a net loss of € 144.3 million in 2001.

Optronics Division Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Net sales. The Optronics division’s net sales were € 470.4 million in 2001, representing a 8.8% increase from net sales of € 432.3 million in 2000.

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

      Cost of sales. Cost of sales totaled € 428.0 million in 2001, representing a 55% increase from cost of sales of € 276.8 million in 2000. This large increase resulted principally from a one time charge of € 58 million relating to the write-off of obsolete inventory and a high fixed cost base due, in part, to front-end wafer production that had not yet been adjusted to account for the dramatic drop in sales during the year.

      Gross profit. As a result of the foregoing, the Optronics division’s gross profit totaled € 42.4 million in 2001, a 72.7% decrease from gross profit of € 155.5 million in 2000. As a percentage of net sales, gross profit decreased to 9.0% in 2001 from 36.0% in 2000.

      Administrative and selling expenses. The Optronics division’s administrative and selling expenses were € 39.0 million in 2001, representing a 60.5% increase from administrative and selling expenses of

€ 24.3 million in 2000. This increase resulted principally from the integration of Innovative Fibers for the full year and of Kymata in the fourth quarter of 2001.

      R&D expenses. The Optronics division’s research and development expenses were € 62.0 million in 2001, a 71.7% increase from € 36.1 million in 2000. These expenses mainly reflected the integration of Kymata and the focus on new product development principally in the areas of metropolitan applications, optical interfaces and associated discretes and cost-optimized platforms for long-haul/ultra long-haul.

      Income (loss) from operations. The Optronics division’s income (loss) from operations was € (58.6) million in 2001, representing a significant decrease from income of operations of € 95.1 million in 2000 due primarily to the slowdown in the telecommunications industry, a € 58 million one time charge relating to the write-off of obsolete inventory and the division’s high fixed cost base.

      Financial loss. The Optronics division recorded a financial loss of € 5.8 million in 2001, compared to € 0.4 million in 2000. This increase was due principally to € 4.0 million of net interest expense related to an increase in debt, principally short term debt. The division increased its indebtedness to fund its capital expenditure plan started in 1999 and to integrate Kymata.

      Restructuring charge. The Optronics division recorded a restructuring charge of € 7.5 million in 2001 relating primarily to layoffs in the United Kingdom, Canada and the United States, and in France, to layoffs and the implementation, at the end of 2001, of an early retirement plan.

      Other expenses. The Optronics division’s other expenses were € 21.5 million in 2001, compared to € 0.1 million of other income in 2000. This increase in expenses was due principally to exceptional write downs of € 36.0 million for work-in-progress inventories, € 7.9 million for technology acquired in the acquisition of Innovative Fibers, Inc. and € 9.5 million for fixed assets. The write down for work-in-progress inventories was offset by a € 33.0 million indemnity payment made by Alcatel Submarine Networks to the Optronics division due to its cancellation of purchase orders.

      Income taxes. The income tax attributable to the division was € 26.3 million in 2001, which primarily related to a net deferred tax benefit of € 20.6 million, reflecting an effective tax rate of (28.1)%.

      Amortization of goodwill. The Optronics division’s amortization of goodwill was € 77.2 million in 2001, compared to € 2.9 million in 2000. This increase was attributable to an exceptional € 70.0 million amortization of Alcatel Optronics Canada’s goodwill.

      Net income (loss). The Optronics division’s net loss was € (144.3) million in 2001, compared with a net income of € 37.5 million in 2000.

Optronics Division Liquidity and Capital Resources

Cash Flow for the Years ended December 31, 2002, 2001 and 2000

      Net cash provided (used) by operating activities. For 2002, net cash used by operating activities before changes in working capital was € 235.8 million, primarily due to the net loss of € 418.8 million for 2002, adjusted for non-cash items, primarily amortization of goodwill, exceptional depreciation of tangible assets (€ 238.8 million for 2002 compared to € 127.8 million for 2001), and changes in other reserves of € (64.3) million for 2002 (compared to € 116.6 million in 2001). The changes in other reserves were due primarily to the difference between the valuation allowance with respect to inventories in 2001 and 2002. Net cash used by operating activities for 2002 was € 68.4 million compared to € 26.9 million in 2001. This increase was due primarily to a decrease in accounts receivable (€ 157.0 million in 2002 compared with € (35.9) million in 2001) and a decrease in inventories (€ 94.9 million in 2002 compared with € (22.4) million in 2001) mainly due to the sharp reduction in overall activity.

      For 2001, net cash used by operating activities was € 26.9 million, which included an increase in accounts receivable of € 35.9 million, an increase in inventories of € 22.4 million and a decrease in accounts payable of € 74.4 million.

      For 2000, net cash provided by operating activities was € 35.6 million, which included a € 114.2 million increase in accounts payable, partly offset by an increase of € 78.1 million in accounts receivable and € 88.5 million in inventory linked to the development of the division’s activities.

      Net cash provided (used) by investing activities. For 2002, net cash used by investing activities was € 7.3 million compared to € 241.0 million in 2001. This decrease is primarily due to the decrease in capital expenditures to € 21.1 million from € 136.6 million in 2001 and the non-recurrence of the € 104.7 million cash expenditure in 2001 related to the acquisition of Kymata. 2002 capital expenditures were offset by proceeds of € 12.3 million from fixed asset sales.

      For 2001, net cash used by investing activities was € 241.0 million, reflecting the € 104.7 million cash expenditure for the acquisition of Kymata and capital expenditures of € 136.6 million for the completion of three of the division’s manufacturing facilities that it had begun in 1999.

      For 2000, net cash used by investing activities was € 250.7 million, reflecting the € 184.5 million cash expenditure for the acquisition of Innovative Fibers and capital expenditures of € 72.3 million made to increase the division’s manufacturing capacity.

      Net cash provided (used) by financing activities. For 2002, net cash provided by financing activities was € 75.7 million compared to € 238.0 million in 2001. This reduction was primarily due to the non-recurrence of €106.3 million in proceeds in 2001 from the issuance of Alcatel Optronics France shares to Alcatel in connection with the acquisition of Kymata, and the smaller amount of additional short-term debt from 2001 levels (€ 99.6 million in 2002 compared to € 142.3 million in 2001). Long-term debt decreased by € 7.0 million in 2002 (compared to an increase of € 0.8 million in 2001) primarily due to the € 3.6 million repayment of Alcatel Optronics Canada debt with the Banque de Développement du Canada. The principal payments under capital lease obligations increased from € 1.9 million in 2001 to € 17.3 million in 2002 principally as a result of the repurchase of the Alcatel Optronics UK capital lease in 2002 (€ 13.6 million).

      For 2001, net cash provided by financing activities was € 238.0 million and was primarily due to the increase in short-term debt by € 142.3 million and the issuance of Alcatel Optronics France shares to Alcatel in connection with the acquisition of Kymata, the proceeds of which were € 106.3 million. These increases were partially offset by the division’s payment of € 9.5 million in dividends on shares of Alcatel Opronics France to Alcatel and payments made under a capital lease of € 1.9 million to Alcatel.

      For 2000, net cash provided by financing activities was € 260.0 million, mainly reflecting a capital increase by Alcatel in Alcatel Optronics France.

Cash Management and Capital Resources

      Because the Optronics division is one of our divisions, its finance activities are managed on a centralized basis by Alcatel. Alcatel Optronics France lends any excess cash or borrows for short-term needs from Alcatel Central Treasury and Alcatel Optronics UK lends or borrows from Alcatel UK.

      This centralized treasury management allows the Optronics division to benefit from certain market financing terms granted to Alcatel by financial institutions. Under the central treasury management arrangements, the Optronics division borrows funds from Alcatel or its subsidiaries at an interest rate of EURIBOR plus 80 basis points for Alcatel Optronics France and LIBOR plus 87.5 basis points for Alcatel Optronics UK. During 2002 and until Alcatel Optronics USA and Alcatel Optronics Canada were divested, these companies borrowed from Alcatel Central Treasury or its subsidiaries at an interest rate of LIBOR plus 92.5 basis points for Alcatel Optronics USA and LIBOR plus 87.5 basis points for Alcatel Optronics Canada.

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

      Borrowings. At December 31, 2002, the Optronics division’s short-term borrowings from Alcatel Central Treasury’s current account increased to € 254.6 million from € 159.5 million at December 31, 2001. Such amounts were used to fund operations of the division. Alcatel Optronics UK had no external short-term borrowings at December 31, 2002 compared to € 3.6 million of short-term borrowings at December 31, 2001.

      Contractual Obligations. The division has certain contract and firm commitment obligations that extend beyond 2003. Among these obligations are capital leases and operating leases. Amounts related to the division’s capital lease obligations are fully reflected in its combined balance sheet whereas operating leases are partially reflected in its combined balance sheet through a € 4.0 million reserve. Such obligations for these two items at December 31, 2002 were as follows:

	Less than	1-3	4-5	After
	one year	years	years	5 years

	(€ millions)
Capital leases (excluding interest)	3.0	9.8	6.4	5.4
Operating leases	2.3	5.0	2.5	6.9

      Off-balance sheet commitments. Commitments related to product warranties and pension and post retirements benefits are not separately discussed because these commitments are fully reflected in the combined financial statements of the Optronics division. Contingent liabilities arising out of litigation, arbitration or regulatory are also not discussed in this section.

Future Capital Requirements of the Optronics Division

      The division plans to spend approximately € 3 million in 2003 in capital expenditures, based upon commitments incurred in 2002. The division plans to fund its capital requirements from cash from operations, available funds and, to the extent necessary or attractive, borrowings from Alcatel pursuant to its treasury management arrangements with Alcatel. The timing and decision to finance any of these plans is solely at the discretion of Alcatel’s management.

Qualitative and Quantitative Disclosures About Market Risk

Counterparty Risk

      The Optronics division is exposed to credit risk in the event a counterparty should default. This risk, which only relates to trade accounts, is monitored by the division and is mitigated by the fact that the majority of the division’s sales are made with the Alcatel Group.

Interest Rate Risk

      The Optronics division does not enter into interest rate derivative instruments because of its ability to obtain short-term borrowings at variable rates from Alcatel Central Treasury.

Foreign Currency Risk

      In 2002, approximately 50% of the Optronics division’s net sales were realized in currencies other than the euro, including 47% realized in U.S. dollars and 3% realized in Japanese yen and British pound, respectively. The division’s net sales during the three-year period ended December 31, 2002 were not significantly affected by fluctuations in currency exchange rates. In 2002, 30% of the division’s expenses were incurred in currencies other than the euro, including 15% incurred in U.S. dollars, 12% incurred in British pounds and the remaining 3% in Canadian dollars.

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

Foreign Exchange Instruments

      During 2002, the Optronics division entered into forward exchange contracts with Alcatel Central Treasury to hedge purchase and sale commitments resulting from sale and purchase transactions denominated in foreign currencies completed by Alcatel Optronics France.

      The Optronics division generally invoices external customers, when exporting, in the currency of the importing country, while sales within Alcatel are generally invoiced in euros (other than sales to U.S. and Japanese companies within Alcatel, which are generally invoiced in U.S. dollars or Japanese yen, respectively).

      At December 31, 2002, the division’s hedging instruments included the following:

	Remaining term

	Total	<1 year	1-5 years	>5 years

		(in millions)
Foreign exchange risk:
Foreign exchange contracts
— currencies purchased (Buy USD/receive EUR)	€2.0	€2.0	—	—
— currencies sold	—	—	—	—

      At December 31, 2001, the Optronics division did not have any hedging instruments outstanding.

      At December 31, 2000, the division’s hedging instruments included the following:

	Remaining term

	Total	<1 year	1-5 years	>5 years

	(in millions)
Foreign exchange risk:
Foreign exchange contracts
— currencies purchased	€6.0	€6.0	—	—
— currencies sold	€106.4	€106.4	—	—

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

Capital Lease Obligations

      The fair value of these financial instruments were determined by estimating future cash flows and discounting these future cash flows using the division’s current borrowing rates at December 31 for similar types of borrowing arrangements.

Forward Exchange Contracts

      The fair value of the forward exchange contracts has been determined by applying the difference between the forward contract rate and the forward rate at December 31 to the principal amounts of the contracts.

December 31,

	2002		2001		2000

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value

(in millions)
Balance sheet
Liabilities — Financial debt	€ 279.2	€ 277.6	€ 204.9	€ 203.6	€ 36.1	€ 35.3

	December 31,

	2002		2001		2000

	Nominal	Fair	Nominal	Fair	Nominal	Fair
	Amount	Value	Amount	Value	Amount	Value

	(in millions)
Off-balance sheet
Foreign exchange instruments
Forward contracts — sales	—	—	—	—	€ 106.4	€ 4.5
Forward contracts — purchases	€2.0	—	—	—	6.0	(0.4)

Item 6.     Directors, Senior Management and Employees

      In accordance with French company law governing a société anonyme, our business is managed by our board of directors and by our Chairman and Chief Executive Officer.

Board of Directors

      The following table sets forth, as of March 1, 2003, the following information for each of our directors: name, age, year of election to the board, year in which the term on the board expires, principal business activities performed outside of Alcatel (including other principal directorships) and the number of Alcatel shares owned.

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age	Appointed	Expires	Outside of Alcatel	Shares Held

Serge Tchuruk	65	1995	2003	Director of Société Générale, Thales, Total and Institut Pasteur; Member of the Board of Directors of the Ecole Polytechnique (Mr. Tchuruk is the Chairman and CEO of Alcatel)	105,150 Class A 300 Class O 206 FCP 3A(1)
Daniel Bernard	57	1997	2003	Chairman and CEO of Carrefour; Director of Saint-Gobain and Comptoirs Modernes	137,625 Class A 3,500 Class O
Philippe Bissara	60	1997	2005	Managing Director of ANSA (National Association of Limited Liability Companies); honorary instructing judge at the Conseil d’État (the administrative adjudication board of France); Director of Société d’Oxygène et d’Acétylène d’Extrême-Orient; Member of the Board of Directors of the French branch of the International Fiscal Association	53,625 Class A 20 Class O 4,411 FCP 3A
Frank Blount	64	1999	2005	Chairman and Chief Executive Officer of JI Ventures Inc.; Director of Entergy Corporation, Caterpillar Inc., Adtran Inc., Hanson Plc and Global Light Communications; Management consultant with AT Kearny, Inc.	1,000 Class A
Jozef Cornu	58	2000	2004	Adviser to the Chairman of Alcatel; Director of Alcatel CIT, Taiwan International Standard Electronics Limited, Barco, KBC and Agfa Gevaert	20,500 Class A 1,712 FCP 3A
Jean-Pierre Halbron	66	1999	2005	Chairman of Alcatel Finance Inc. and Alcatel USA Inc.; Director of Alcatel Deutschland GmbH, Alcatel Finance Australia Ltd, Alcatel USA Holdings Corp. and Alcatel USA LP, Inc.	20,770 Class A 250 Class O 1,943 FCP 3A
David Johnston	61	2001	2005	President of the University of Waterloo (Canada); Director of CGI and EMCO	500 Class A 500 Class O
Pierre-Louis Lions	46	1996	2005	Professor at the Collège de France and the Ecole Polytechnique; Member of the Académie des Sciences; Consultant to EADS — Launch Vehicles, Paribas and CPR.	500 Class A 20 Class O
Thierry de Loppinot	58	1997	2005	Legal counsel of Alcatel’s Head Office; Chairman of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A), Chairman and CEO of Formalec	3,973 Class A 3,322 FCP 3A
Jean-Marie Messier(2)	46	1999	2005	President of Messier Partners LLC and Ahead LLC; Member of the Supervisory Board of Vivendi Environment, LVMH Moët Hennessey Louis Vuitton, BNP Paribas, Echostar, Whitney Museum and Fomento de Construcciones y Contratos	21,250 Class A
Peter Mihatsch	62	2002	2005	Chairman of the Supervisory Board of Giesecke and Devrient Munich; Member of the Supervisory Board of Vodafone GmbH, Vodafone — Mobilfunk, ARCOR — Vodafone and Daimler Chrysler Services	500 Class A
Bruno Vaillant	59	1997	2005	Engineer with Alcatel Space Industries (Information Systems Division); Director of the Caisse de Prévoyance Haussmann; Member of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A)	700 Class A 3,925 FCP 3A

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age	Appointed	Expires	Outside of Alcatel	Shares Held

Marc Viénot	74	1987	2003	Honorary Chairman and Director of Société Générale; Member of the Supervisory Board of Aventis; Chairman of Association Paris Europlace; Director of Vivendi Universal, Société Générale Marocaine de Banque and Ciments Français; Member of the Board of the Association Française des Entreprises Privées	4,950 Class A
Helmut Werner	66	1997	2003	President of Helmut Werner GmbH; Chairman of the Supervisory Board of MG Technologies AG, Member of the Supervisory Board of BASF AG, Gerling- Konzern Versicherungs Beteiligungs AG, Aktiebolaget SKF and Ernst & Young Deutsche Allgemeine Treuhand AG WPGes	1,200 Class A 300 Class O

(1)	FCP 3A is the unit trust of our employees governed by Article 20 of French law dated December 23, 1988. Our articles of association and bylaws require that two directors who are employees must participate in a FCP at the time of their appointment to our board.

(2)	On March 7, 2003, Mr. Messier resigned from our board.

     On February 3, 2003 our board of directors decided to submit for approval a resolution at our annual shareholders’ meeting, scheduled to be held on April 17, 2003, nominating Philippe Germond and Daniel Lebègue to serve as directors for four-year terms.

      Each of Serge Tchuruk and Philippe Germond has an understanding with us that, upon termination of the executive’s employment by us other than for cause, the executive would be entitled to receive compensation equal to 24 months of his then applicable compensation. Mr. Tchuruk is also entitled to receive, upon ceasing to be our Chairman and Chief Executive Officer, an annual payment calculated as a percentage of average compensation for a period prior to his ceasing to act in such capacity. Following the retirement of Jean-Pierre Halbron, who was President of Alcatel until December 31, 2002, he received when he left Alcatel on January 31, 2003, compensation equal to 18 months of his compensation as of that date. Mr. Halbron will also receive, beginning February 1, 2003, an annual payment calculated as a percentage of his average compensation for a period prior to his ceasing to act as our President. We have not entered into any agreements with any other directors that would entitle such directors to receive benefits upon the expiration of their terms, although we are required, under French law, to provide certain pension benefits to directors who are also our employees.

      The following table sets forth the amount of compensation, in euros, paid by us during 2002 to each of the individuals who were, during 2002, members of our board of directors, in connection with such person’s service as a director and, if applicable, an executive of Alcatel.

Director	Amount

Daniel Bernard	€71,312
Philippe Bissara	51,855
Frank Blount	44,299
Jozef Cornu	351,163
Jean-Pierre Halbron	896,940
David Johnston	52,510
Pierre-Louis Lions	50,130
Thierry de Loppinot	135,330
Jean-Marie Messier	33,053
Peter Mihatsch	45,854
Serge Tchuruk	1,526,878
Bruno Vaillant	118,592
Marc Viénot	54,235
Helmut Werner	154,639

Senior management

      The table below sets forth, as of March 1, 2003, the following information for each of our senior executives: name, age, current position with our company and the year in which such person was appointed a member of the Alcatel executive committee.

		Current Position and Year Appointed to
Name	Age	Executive Committee

Serge Tchuruk	65	Chairman and Chief Executive Officer (1995)
Philippe Germond	46	President and Chief Operating Officer (2003)
Jean-Pascal Beaufret	51	Chief Financial Officer (2002)
Jacques Dunogué	52	Executive Vice President of Alcatel and President of Alcatel Europe and South (2002)
Thomas Edig	41	Senior Vice President of Alcatel, Corporate Human Resources (2002)
Etienne Fouques	54	Executive Vice President of Alcatel and President of Mobile Communications Group (2001)
Olivier Houssin	50	Executive Vice President of Alcatel and President of Private Communications Group (2000)
Mike Quigley	49	Senior Executive Vice President of Alcatel; President of Alcatel North America and President of Fixed Communications Group (2001)
Niel Ransom	49	Chief Technology Officer (2003)
Christian Reinaudo	48	Executive Vice President of Alcatel (2000)
Ronald Spithill	61	Executive Vice President of Alcatel and President of Alcatel Asia-Pacific (2000)
Christian Tournier	60	Senior Vice President of Alcatel and Corporate Operations (2002)

      There are no family relationships between any director and senior executive. No director or senior executive was elected or appointed as a result of any arrangement or understanding with any third party. Our articles of association and bylaws require that two members of our board must be employed by us. At December 31, 2002, none of our senior executives owned more than one percent of the total outstanding number of Class A shares and Class O shares.

Compensation

      For the year ended December 31, 2002, the aggregate amount of compensation, including benefits, that we paid to those persons who were senior executives on December 31, 2002 (includes all persons listed in the Senior Management table, other than Philippe Germond and Niel Ransom, who were appointed to our executive committee in 2003, but includes Jean-Pierre Halbron, who was President of Alcatel until December 31, 2002) as a group, for services in all capacities was € 7.7 million. The compensation for senior executives consists of both a base salary and a bonus which, for fiscal year 2002, is based on our performance in 2001. Other than Mr. Tchuruk, senior executives may earn around 31% of their total salary in bonus, which amount is determined based partly on our performance and the executive’s performance. Of the total compensation paid to our senior executives in 2002, € 5.3 million was paid in base salary and € 2.4 million was paid in bonus. Directors’ fees that senior executives receive from various companies as a result of their employment with us are deducted from their salary. Our directors and senior executives did not receive or exercise stock options in 2002.

      During 2002, Mr. Tchuruk was paid a base salary of € 1,526,878 and was not paid a bonus. Mr. Tchuruk will not be paid a bonus in 2003. During 2002, Mr. Tchuruk did not receive or exercise any stock options. On March 7, 2003, Mr. Tchuruk received options for 500,000 Class A shares at an exercise price of € 6.70 per share expiring on or prior to March 6, 2011. The options are not exercisable until March 6, 2007.

      The amount of directors’ fees paid for 2002 totaled € 600,000. A portion of the directors’ fees is distributed equally among all directors and a portion is distributed among the members of the board based on the number of board and committee meetings and on attendance at such meetings by the directors. Mr. Tchuruk does not receive directors’ fees from our company and Mr. Halbron did not receive directors’ fees from our company during 2002.

      The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior Management” above, as a group, for 2002 was approximately €23.5 million.

Committees of the Board

      In February 2003, in light of the corporate governance requirements or recommendations contained in the Sarbanes-Oxley Act and in the French Rapport Bouton, our board of directors adopted charters governing our audit committee, nomination and compensation committee and strategy planning committee. The board of directors also adopted a charter and internal regulations governing its own functions and the conduct of the directors.

Audit Committee

      Currently, the audit committee consists of three members: Marc Viénot, chairman of the committee (served since 1995), Daniel Bernard (served since 1997) and David Johnston (served since 2001). The audit committee reviews all subjects of an accounting or financial nature (including closing of the financial statements, relevance of accounting methods and review of internal audit procedures and plans) and issues opinions on the renewal or appointment of auditors.

Fees paid to Auditors

      Under French law, we are required to have two auditors, and we have appointed Barbier Frinault & Autres (a member of the Ernst & Young network and, prior to April 2002, a member of the Andersen network) and Deloitte Touche Tohmatsu to act in that capacity. These firms received approximately 97% of the total audit fees that we paid during 2002.

      Until December 31, 2001, the consolidated financial statements filed in our annual report on Form 20-F were audited by Barbier Frinault & Autres, which was our principal auditor, as defined by SEC rules and regulations. Since January 1, 2002, Deloitte Touche Tohmatsu has served in that capacity.

      The table below summarizes the audit fees paid by us and our consolidated subsidiaries during 2002, but it does not conform to the Securities and Exchange Commission’s disclosure requirements with respect to compensation paid to accountants, since those rules are not yet effective for this filing. Fees paid by our non-consolidated subsidiaries, as well as by subsidiaries consolidated using the equity and proportional methods, are not reflected in this table, and represent less than 3.5% of our total audit fees. In addition, this table does not reflect a € 50,000 payment that our subsidiaries made to Arthur Andersen for audit work that it performed on our behalf during 2002.

			Barbier Frinault &
			Autres
	Deloitte Touche		(Ernst & Young
	Tohmatsu		Network)

	Amount	%	Amount	%

	(in thousands of euros)
Type of Fee
Audit
Audit Fees	€7,610	86.4%	€2,605	57.4%
Audit-Related Fees(1)	376	4.3%	1,841	40.6%

Subtotal	7,986	90.7%	4,446	98.0%
Other Services
Tax	—	0.0%	40	0.9%
Information Technology	636	7.2%	—
Other	187	2.1%	50	1.1%

Subtotal	823	9.3%	90	2.0%

Total	8,809	100.0%	4,536	100.0%

(1)	Fees generally related to due diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses issued by us, and to other assignments relating to internal accounting functions and procedures.

Nomination and Compensation Committee

      The board of directors established the nomination and compensation committee on July 25, 2001. Currently, the nomination and compensation committee consists of four members: Daniel Bernard, chairman of the committee, Philippe Bissara, Frank Blount and Helmut Werner. Serge Tchuruk may attend and participate in the meetings of the nomination and compensation committee. The nomination and compensation committee is responsible for studying issues related to the composition, organization, and operation of the board of directors and its committees. It also advises the board of directors on issues related to the compensation of corporate officers, including compensation of the Chairman, stock purchase and stock option plans and capital increases reserved for employees.

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

Strategy Planning Committee

      The board of directors established the strategic planning committee on July 25, 2001. Currently, the strategic planning committee consists of three members: Serge Tchuruk, chairman of the committee, Pierre-Louis Lions and Peter Mihatsch. The strategic planning committee is responsible for considering our strategic orientation, identifying investment opportunities and monitoring our performance.

Employees

      At December 31, 2002, we employed 75,940 persons worldwide, primarily in Europe, compared with 99,314 at December 31, 2001 and 131,598 at December 31, 2000. In connection with our restructuring plan, we reduced our workforce during the year 2002 by 23,374 employees (excluding Nexans) worldwide. The tables below set forth the segments and geographic locations in which our employees worked at December 31, 2000, 2001 and 2002.

      Actual number of employees at year end for each segment/ geographic location:

	Carrier			Space and
	Networking	Optics	e-Business	Components	Other

2000	49,988	22,432	16,255	24,040	18,883	(1)
2001	45,444	19,936	14,148	19,074	712
2002	37,259	15,017	6,139	16,835	690

			Rest of			Rest of
	France	Germany	Europe	Asia	United States	World

2000	38,283	17,088	36,526	4,945	18,837	15,919
2001	31,123	13,050	28,286	5,090	11,491	10,274
2002	25,381	8,561	19,995	8,960	7,715	5,328

(1)	Includes 18,186 employees employed by Nexans.

     Number of employees at year end, adjusted for the sale of the DSL modem activity to Thomson multimedia; the sale of the European enterprise distribution activity to Platinum; the sale of the microelectronic activity to STMicroelctronics and the deconsolidation of Nexans, for each segment/ geographic location:

	Carrier			Space and
	Networking	Optics	e-Business	Components	Other

2000	48,628	22,432	9,409	24,040	697
2001	44,265	19,936	7,777	19,074	712
2002	37,259	15,017	6,139	16,835	690

			Rest of			Rest of
	France	Germany	Europe	Asia	United States	World

2000	30,144	12,207	26,463	4,691	17,298	14,403
2001	28,647	11,490	24,772	5,090	11,491	10,274
2002	25,381	8,561	19,995	8,960	7,715	5,328

      Membership of our employees in trade unions varies from country to country. Although our relationship with our employees differs from country to country, we believe that relations with our employees are satisfactory. The number of temporary workers at December 31, 2002 was approximately 3,701.

Share Ownership

Directors and Senior Executives

      Our articles of association and bylaws provide that each of our directors must own at least 500 shares. As of December 31, 2002, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our Class A shares or our Class O shares, respectively.

      Shares. As of March 1, 2003 our directors (including directors who were also senior executives), as a group, beneficially held an aggregate of 392,655 Class A shares (including ADSs and FCP 3A interest) and Class O shares, including ADSs.

      Options. As of March 1, 2003 our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior management” above, as a group, beneficially owned the following options:

•	for 95,500 Class A shares granted pursuant to a share subscription plan approved by our board in January 1996 at an exercise price of € 12.96 per share expiring on December 31, 2003;

•	for 15,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 1996 at an exercise price of € 13.42 per share expiring on December 31, 2003;

•	for 760,000 Class A shares granted pursuant to a share subscription plan approved by our board in April 1997 at an exercise price of € 19.27 per share expiring on December 31, 2004;

•	for 20,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 1997 at an exercise price of € 20.95 per share expiring on December 31, 2004;

•	for 660,000 Class A shares granted pursuant to a share purchase plan approved by our board in December 1998 at an exercise price of € 20.52 per share expiring on December 31, 2005;

•	for 1,125,000 Class A shares granted pursuant to a share subscription plan approved by our board in March 2000 at an exercise price of € 48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,848 Class A shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2000, at an exercise price of € 48 per share expiring on June 30, 2004 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 15,000 Class A shares granted pursuant to a share subscription plan approved by our board in December 2000 at an exercise price of € 65 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,068,400 Class A shares granted pursuant to a share subscription plan approved by our board in March 2001 at an exercise price of € 50 per share expiring on March 6, 2009;

•	for 300 Class A shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2001, at an exercise price of € 50 per share expiring on June 30, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,276,800 Class A shares granted pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 31, 2009;

•	for 260 Class A shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 15,000 Class A shares granted pursuant to a share subscription plan approved by our chief executive officer in February 2002 at an exercise price of € 17.20 per share expiring on February 14, 2010; and

•	for 1,340,000 Class A shares granted pursuant to share subscription plans approved by our board in March 2003 at an exercise price of € 6.70 per share expiring on or prior to March 6, 2011.

      During 2002, none of our directors and senior executives exercised any options.

Employee stock options

      At December 31, 2002, there were 98,941,091 options outstanding pursuant to existing share subscription plans and 10,868,500 options outstanding pursuant to existing share purchase plans, each option giving a right to acquire one Class A share. Also at December 31, 2002, there were 961,100 options outstanding pursuant to existing share subscription plans, each option giving a right to acquire one Class O share.

      Our board of directors and chief executive officer have granted stock options to specialists, high-potential employees and future executives as well as members of senior management pursuant to the share subscription plans and share purchase plans listed below.

      Share Subscription Plans. At our shareholders’ meeting held on April 18, 2002, our shareholders authorized our board of directors to grant options to subscribe for a number of newly-issued Class A and Class O shares not to exceed 15% of the total number of outstanding Class A and Class O shares outstanding, to our employees and executives.

      The following table sets forth information as at December 31, 2002 with respect to share subscription plans approved by our board of directors:

		Number of		Number of
Date of		options	Number of	recipients	Exercise period
approval	Type of shares	authorized	options	at grant					Exercise
of plan	subject to plan	at grant date	outstanding	date	From		To		price

01/24/1996	Class A	9,069,500	2,629,630	998	07/01/1998		12/31/2003		€12.96
12/11/1996	Class A	394,000	135,250	48	07/01/1998		12/31/2003		€13.42
04/17/1997	Class A	8,199,500	7,532,500	961	05/01/2002		12/31/2004		€19.27
12/10/1997	Class A	367,000	322,000	61	12/11/2002		12/31/2004		€20.95
03/29/2000	Class A	15,239,250	13,560,555	3,887	04/01/2003	(1)	12/31/2005	(1)	€48
					04/01/2005	(2)	12/31/2007	(2)
03/29/2000	Class A	8,905,804 (3)	8,698,052	58,957	07/01/2003	(1)	06/30/2004	(1)	€48
					07/01/2005	(2)	06/30/2006	(2)
12/13/2000	Class A	1,235,500	1,065,350	478	12/13/2003	(1)	12/31/2005	(1)	€65
					12/13/2005	(2)	12/31/2007	(2)
12/13/2000	Class O	306,700	298,000	340	12/13/2001	(4)	12/12/2008		€64
					12/13/2004	(4)(5)
03/07/2001	Class A	37,668,588	35,321,679	30,790	03/07/2002	(4)	03/06/2009		€50
					03/07/2005	(4)(5)
03/07/2001	Class A	275,778 (6)	272,610	2,024	07/01/2004	(1)	06/30/2005	(1)	€50
					07/01/2005	(2)	06/30/2006	(2)
12/19/2001	Class A	27,871,925	25,588,700	25,192	12/19/2002	(4)	12/18/2009		€20.80
					12/19/2005	(4)(5)
12/19/2001	Class O	565,800	528,600	521	12/19/2002	(4)	12/18/2009		€9.30
					12/19/2005	(4)(5)
12/19/2001	Class A	935,660 (7)	918,820	45,575	01/01/2005	(1)	12/31/2005	(1)	€20.80
					01/01/2006	(2)	12/31/2006	(2)

(1)	Options granted to employees of any of our companies with a registered office outside France.

(2)	Options granted to employees of any of our companies with a registered office in France.

(3)	On March 29, 2000, our board of directors approved a capital increase reserved for employees. In connection therewith, 2,226,451 Class A shares were issued on June 29, 2000 at a price of € 48 per share, and for each share subscribed, the participant received an option to purchase four additional shares.

(4)	One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(5)	Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

(6)	On March 7, 2001, our board of directors approved a capital increase reserved for employees In connection therewith, 91,926 Class A shares were issued at a price of € 50 per share, and for each share subscribed the participant received an option to purchase three additional shares.

(7)	Options granted to recipients who subscribed to the capital increases of March 2000 and March 2001, and remain our employees.

     On March 7, 2003, our board of directors approved share subscription plans for Class A shares. The plans included 27,200,000 Class A share subscription options with an exercise price of € 6.70 per share for up to 45,000 recipients. The options expire on or prior to March 6, 2011. Options granted to employees of any of our companies in France are not exercisable during the first four years after grant.

      In 2001 and 2002, our chief executive officer approved certain share subscription plans pursuant to authority delegated to him by our board of directors. Pursuant to this delegation of authority, our chief executive officer may grant certain Class A stock subscription options or Class O stock subscription options to our, or to our affiliates’, new employees or, under exceptional circumstances, to our or to our affiliates’ existing employees.

      The following table sets forth information as at December 31, 2002 with respect to share subscription plans approved by our chief executive officer:

		Number of
		options		Number of
		authorized	Number of	recipients	Exercise period
	Type of shares	at grant	options	at time of				Exercise
Date of approval of plan	subject to plan	date	outstanding	grant	From		To	price

04/02/2001	Class A	48,850	36,300	13	04/02/2002	(1)	04/01/2009	€41.00
04/02/2001	Class O	2,500	2,500	1	04/02/2002	(1)	04/01/2009	€39.00
06/15/2001	Class A	977,410	936,885	627	06/15/2002	(1)	06/14/2009	€32.00
					06/15/2005	(1)(2)
09/03/2001	Class A	138,200	127,900	58	09/03/2002	(1)	09/02/2009	€19.00
					09/03/2005	(1)(2)
11/15/2001	Class O	162,000	132,000	16	11/15/2002	(1)	11/14/2009	€9.00
					11/15/2005	(1)(2)
02/15/2002	Class A	123,620	109,370	37	02/15/2003	(1)	02/14/2010	€17.20
					02/15/2006	(1)(2)
04/02 2002	Class A	55,750	54,750	24	04/02/2003	(1)	04/01/2010	€16.90
05/13/2002	Class A	54,300	54,300	23	05/13/2003	(1)	05/12/2010	€14.40
					05/13/2006	(1)(2)
06/03/2002	Class A	281,000	263,340	176	06/03/2003	(1)	06/02/2010	€13.30
					06/03/2006	(1)(2)
09/02/2002	Class A	1,181,050	1,116,800	226	09/02/2003	(1)	09/01/2010	€5.20
					09/02/2006	(1)(2)
10/07/2002	Class A	30,500	30,500	16	10/07/2003	(1)	10/06/2010	€3.20
					10/07/2006	(1)(2)
11/14/2002	Class A	111,750	111,750	26	11/14/2003	(1)	11/13/2010	€4.60
					11/14/2006	(1)(2)
12/02/2002	Class A	54,050	54,050	16	12/02/2003	(1)	12/01/2010	€5.40
					12/02/2006	(1)(2)

(1)	One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(2)	Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

     Under certain of the share subscription plans described above, options granted to employees of our companies with a registered office in Belgium may become exercisable or vest, as applicable, over a longer period, as in France.

      Share Purchase Plans. Our share purchase plans are comprised of options to purchase existing, and not newly issued, Class A shares. If the options are exercised, we will sell the optionees Class A shares that we had acquired in connection with our buy-back program approved by our board of directors on September 21, 1998 and subject to the annual approval of our shareholders. Under a December 1998 plan, options to purchase up to 11,602,500 Class A shares were granted with an exercise period from December 9, 2003 to December 31, 2005 at an exercise price of € 20.52. Our board of directors also approved a share purchase plan in September 1999 and granted options to purchase up to 545,000 Class A shares with an exercise period from September 8, 2004 to December 31, 2005 and at an exercise price of € 28.40 per share. The options granted under the December 1998 and September 1999 plans are exercisable, since the target of consolidated income from operations of at least 6.5% of our total net sales for the year ending December 31, 2000 was achieved.

Option plans for acquired companies

      Class O. As of December 31, 2002, options outstanding under option plans of Alcatel Optronics UK Ltd (formerly Kymata Ltd), which we acquired in September 2001, provide for the issuance of up to 179,665 Class O shares at exercise prices ranging from € 0.80 and € 35.15 per share.

      Class A. Option plans of companies that we acquired now provide for the issuance of Class A shares or Class A ADSs upon exercise of options granted under such plans, in lieu of the issuance of shares of the acquired companies. Except in the case of Astral Point and Telera, we will not issue new Class A shares (or consequently, Class A ADSs) to satisfy these options, but rather, will use outstanding Class A ADSs. In addition, Alcatel USA, Inc. has also adopted share purchase plans for executives and employees of U.S. and Canadian companies. In total, options to purchase up to 36,556,175 Class A ADSs or Class A shares were outstanding as of December 31, 2002 under the assumed stock option plans and the share purchase plans of Alcatel USA, Inc. The following table sets forth information as of December 31, 2002 with respect to option plans of our acquired companies and the share purchase plans of Alcatel USA, Inc.:

	Outstanding Options				Exercisable Options

	Exercise		Weighted
	price (giving right	Number	remaining	Weighted	Amount	Weighted
	to one	outstanding	exercise	average	exercisable	average
	Class A share or	at	period	exercise	at	exercise
Company	ADS)	12/31/2002	(years)	price	12/31/2002	price

Packet Engines	0.29-0.86 USD	17,862	5.11	0.57 USD	17,862	0.57 USD
Xylan	0.05-18.14 USD	3,625,210	5.18	9.01 USD	3,448,093	8.97 USD
Internet Devices, Inc.	0.26-1.17 USD	33,614	5.96	0.95 USD	31,536	0.94 USD
DSC	16.57-44.02 USD	135,183	3.71	29.23 USD	135,183	29.23 USD
Genesys	0.01-41.16 USD	4,300,115	6.27	20.47 USD	3,736,709	19.27 USD
Newbridge	11.72-52.48 USD	11,297,589	3.43	28.81 USD	11,296,981	28.81 USD
Astral Point	0.29-58.71 EUR	597,549	8.41	17.96 EUR	216,581	26.13 EUR
Telera	0.43-6.36 EUR	332,331	8.03	5.42 EUR	171,280	5.00 EUR
Alcatel USA Inc.	21.40-84.88 USD	16,216,722	7.45	53.23 USD	10,878,045	51.26 USD

Total number of options		36,556,175			29,932,270

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

      At December 31, 2002, to our knowledge, no shareholder (other than our subsidiaries and Caisse des Dépôts et Consignations Group, whose ownership interests are set forth in the table below) beneficially owned 5% or more of either our Class A shares or our Class O shares.

      The table below lists our principal shareholders as of December 31, 2002:

	Capital				Voting Rights

Principal Shareholders	A shares	O shares	Total	A shares	O shares	Total

Caisse des Dépôts et Consignations Group	5.95%	3.84%	5.91%	6.24%	1.12%	6.14%
Employee Investment Fund (FCP 3A)	1.37%	0.92%	1.36%	2.60%	0.92%	2.57%
Société Générale Group	0.92%	—	0.90%	1.68%	—	1.64%
Shares held by Alcatel subsidiaries	3.42%	0.05%	3.35%	—	—	—
Treasury Stock	2.04%	—	2.00%	—	—	—
Public	86.30%	95.19%	86.48%	89.48%	97.96%	89.65%

Total	100%	100%	100%	100%	100%	100%

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

      The number of Class A shares held by the Caisse des Dépôts et Consignations Group as of December 31, 2001 and December 31, 2002, was, 32,330,119 and 73,761,473, respectively. The Caisse des Dépôts et Consignations Group’s voting rights are identical to those of our other shareholders.

      As of December 31, 2002, 118,294,748 Class A ADSs were outstanding in the United States, representing approximately 9.6% of the total outstanding Class A shares and 1,610,648 Class O ADSs were outstanding in the United States, representing approximately 6.3% of the total outstanding Class O shares. At such date, the number of registered Class A ADS holders and Class O ADS holders in the United States was 3,464 and 13, respectively.

      We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. We are not aware of any arrangements that may result in a change of control of Alcatel.

Related Party Transactions

      In December 1999, we entered into an agreement with Thales, a company in which Mr. Tchuruk serves as a director, pursuant to which we agreed to cooperate with Thales on strategic and operational matters.

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

      Alcatel and Helmut Werner, a director, entered into a consulting agreement, with an effective date of August 1, 2001, pursuant to which Mr. Werner advises us on strategic, economic and industrial matters. Pursuant to this agreement, we paid to Mr. Werner annual compensation of € 102,129 during 2002.

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

      In April 1999, we learned that the investigation had been extended to determine whether our corporate funds as well as those of Alcatel CIT were misused. Both Alcatel CIT and we have filed civil complaints to preserve our respective rights in this respect.

      In January 2000, the investigating magistrate declared his investigation closed on the alleged “overbillings,” and we filed several motions with the Paris Court of Appeals challenging the validity of certain procedural aspects of the investigation, including the validity of the reports of two experts. On December 12, 2001, the Paris Court of Appeals rendered a decision ordering the deletion of certain portions of the expert’s reports, but denying most of our motions. On May 29, 2002, the Cour de Cassation, the highest French court having jurisdiction on this matter, confirmed the denial of our motions. Separately, on November 6, 2002, the Cour de Cassation reversed in part a decision of the Paris Court of Appeals concerning the prosecution of a former employee of CIT, and remanded the case to the Paris Court of Appeals for it to determine the next steps in the procedure.

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

      The Actions purported to be brought on behalf of classes consisting of persons who (i) acquired Class A ADSs in connection with our acquisition of DSC Communications Corporation in September 1998, or (ii) purchased Class A ADSs between March 19, 1998 through September 17, 1998, or acquired call and put options on Class A ADSs between March 19, 1998 and September 17, 1998.

      The Actions were consolidated in the U.S. District Court for the Eastern District of Texas. We moved to dismiss the complaints brought by the two categories of plaintiffs. On November 18, 1999, the court dismissed the complaint of those persons who acquired Class A ADSs and call and put options between March 19, 1998 and September 17, 1998, with leave to amend. Those plaintiffs appealed, but the

U.S. Court of Appeals for the Fifth Circuit affirmed the dismissal of their complaint on July 1, 2002. The time period for these plaintiffs to seek a writ of certiorari from the U.S. Supreme Court expired on September 30, 2002, and this matter can now be considered closed.

      The claims of the other group of plaintiffs, representing those parties that received Class A ADSs as a result of our acquisition of DSC by merger, were settled in December 2001, without admission by us of any liability or wrongdoing. The cost to us of this settlement not covered by our insurance was $4 million.

      Class Actions Relating to the Optronics Division. Several purported class action lawsuits were filed in the United States District Court for the Southern District of New York since May 2002 against us and certain of our officers and directors, asserting various claims under the federal securities laws. These actions have been consolidated. The consolidated action challenges the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Class O shares and other public statements regarding Alcatel, and in particular, the Optronics division.

      On November 18, 2002, a consolidated amended class action complaint was filed in the consolidated action by certain plaintiffs designated by the Court as “lead plaintiffs.” The complaint purports to bring claims on behalf of the lead plaintiffs and a class of persons consisting of (i) all persons who acquired Class O shares in or traceable to the initial public offering of ADSs conducted by us in October 2002, (ii) all persons who purchased Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001, and (iii) all persons who purchased Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought is not specified.

      We intend to defend this action vigorously and deny any liability or wrongdoing with respect to this litigation. We filed a motion to dismiss this action on January 31, 2003.

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

      Class O share dividends. Pursuant to our articles of association and by-laws and subject to the limitations described below, in each year, with respect to our results of the immediately preceding fiscal year, we may pay a non-cumulative preferred dividend on the Class O shares (excluding avoir fiscal), which will be the greater of:

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

      Any dividend that we pay on the Class O shares, including the preferred dividend described above, is subject to any legal restrictions on us regarding the payment of dividends, including the limitation of dividends to distributable profits as described in “General” above.

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

      No dividends for 2002 fiscal year. On February 4, 2003, we announced that our board of directors will propose a resolution at our annual 2003 shareholders’ meeting approving the board of directors’ recommendation that no dividends be paid on our Class A and Class O shares and ADSs with respect to our 2002 fiscal year. Alcatel’s distributable profits for 2002 were not sufficient to pay such a dividend.

Item 9.	The Offer and the Listing

General

      In September 2000, the Paris Bourse (SBF) SA, or the “SBF,” the Amsterdam Exchange and the Brussels Exchange merged to create Euronext, the first Pan-European exchange. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, the SBF retains responsibility for the admission of shares to the Paris Bourse’s trading markets as well as the regulation of those markets.

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

      The following table sets forth, for the periods indicated, the high and low prices on the Euronext Paris SA for the Class A shares and the Class O shares:

	Share Price Information in Euro(1)

	Class A price		Class O price
	per share(2)		per share(3)

	High	Low	High	Low

1998	43.45	13.32	—	—
1999	46.50	18.30	—	—
2000	97.15	39.10	—	—
2001	72.35	11.34	65.00	4.50
First Quarter	72.35	33.85	65.00	31.05
Second Quarter	39.14	22.22	39.50	12.80
Third Quarter	25.61	11.50	14.75	4.50
Fourth Quarter	23.29	11.34	10.95	5.11
2002	21.62	2.05	9.62	1.61
First Quarter	21.62	14.62	9.62	5.00
Second Quarter	16.58	6.80	6.20	1.71
Third Quarter	7.68	2.05	3.20	1.61
Fourth Quarter	6.65	2.28	4.45	1.70
September	5.23	2.05	2.85	1.63
October	5.54	2.28	3.09	1.70
November	6.00	4.40	4.44	2.83
December	6.65	4.14	4.45	3.05
2003
January	7.25	4.16	4.44	3.13
February	7.59	5.79	7.58	4.01

(1)	Share price information was published in French francs until January 1, 1999. Information for periods prior to January 1, 1999 has been translated solely for convenience into euros at the fixed exchange rate of € 1.00 = FF 6.55957.

(2)	Adjusted to reflect a 5-for-1 stock split effective May 22, 2000.

(3)	The Class O shares began trading on the Euronext Paris S.A. on October 20, 2000.

Trading in the United States

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

      The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for the Class A ADSs and as quoted on the Nasdaq National Market for the Class O ADSs:

	American Depositary Share Price
	Information in U.S. dollars

	Class A ADS		Class O ADS
	price per share(1)		price per share(2)

	High	Low	High	Low

1998	47.13	15.94	—	—
1999	46.06	20.38	—	—
2000	86.25	37.00	—	—
2001	66.94	10.53	59.50	4.04
First Quarter	66.94	28.48	59.50	27.00
Second Quarter	34.66	19.51	32.81	10.95
Third Quarter	21.51	10.57	12.39	4.04
Fourth Quarter	20.18	10.53	9.63	4.55
2002	19.14	2.02	8.60	1.50
First Quarter	19.14	12.88	8.60	4.34
Second Quarter	14.60	6.82	5.59	1.75
Third Quarter	7.48	2.02	3.00	1.50
Fourth Quarter	6.44	2.20	4.50	1.62
September	4.82	2.02	2.70	1.65
October	5.44	2.20	2.95	1.62
November	5.92	4.55	4.34	2.85
December	6.44	4.32	4.50	2.85
2003
January	7.45	4.50	4.75	3.25
February	8.09	6.48	8.01	4.23

(1)	A 5-for-1 stock split and a change in the ratio of Class A shares to ADSs was effective as of May 22, 2000.

(2)	The Class O ADSs have been quoted on the NASDAQ since October 20, 2000.

Item 10.	Additional Information

Memorandum and articles of association

      Our purpose. Our objects and purposes can be found in Article 2 of our articles of association and bylaws. Generally, our purpose in all countries is to take any and all types of actions relating to electricity, telecommunications, computer, electronics, the space industry, nuclear power, metallurgy and generally to all types of energy and communications production and transmission systems. In addition, we may create companies regardless of activity, own stock in other companies and manage shares and securities. We are listed in the Paris Trade Register under number 542 019 096 and our APE code is 741 J. In this section, references to “Alcatel” and “our,” “us” or “we” refer only to Alcatel, unless otherwise indicated.

Director issues

      General. Our articles of association and bylaws stipulate that our directors shall be elected by our shareholders and that our board of directors shall consist of no fewer than six and no more than 18 directors. Our board of directors presently consists of 13 directors. Two directors are required to be our employees or employees of our subsidiaries and participants in a mutual fund for our employees that holds our shares (FCP). Directors elected after May 2000 are elected for terms of up to four years, which term can only be renewed by the vote of our shareholders. However, directors may be elected to multiple, and consecutive, terms. Our board of directors appoints, and has the power to remove, the chairman and chief executive officer. The chairman serves for the term determined by the board when the chairman is elected, which may not exceed the chairman’s term as a director. Our governing documents also provide for one or more vice-chairmen, who may be elected by the board.

      Directors can be individuals or entities, including corporations. If an entity is a director, it must appoint an individual to act as its permanent representative.

      Our articles of association and bylaws provide that the board of directors is responsible for managing the company. In accordance with the amendments of the French Commercial Code dated May 15, 2001, an amendment to our articles of association and bylaws was approved by our shareholders, at the shareholders’ meeting held on April 18, 2002, in order to allow the board of directors to modify the allocation of management responsibilities of the company. Pursuant to this amendment, the board of directors has the discretion to determine whether the management of the company will be performed by the chairman of the board of directors or by a chief executive officer. On April 24, 2002, our board of directors determined that Mr. Tchuruk will exercise the functions of both the chairman of the board of directors and the chief executive officer.

      In February 2003, our board of directors adopted internal rules requiring our directors to notify the board of any situation involving a potential conflict of interest between them and Alcatel. In addition, our directors are precluded from voting on matters relating to such conflicts of interest.

      Shareholdings. Each director must own at least 500 shares. Two directors must be our employees and must participate in a FCP at the time of appointment.

      Retirement. Generally, the maximum age for holding a directorship is 70. However, this age limit does not apply if less than one-third, rounded up to the nearest whole number, of serving directors has reached the age of 70. No director over 70 may be appointed if, as a result of the appointment, more than one-third of the directors would be over 70.

      If for any reason more than one-third of the number of serving directors are over 70, then the oldest director shall be deemed to have retired at the ordinary shareholders’ meeting called to approve our accounts for the fiscal year in which the one-third threshold was exceeded, unless the board proportion is reestablished prior to the meeting.

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

Class O shares

      Conversion of Class O shares into Class A shares. On February 3, 2003 our board of directors decided to submit for approval a resolution at our 2003 annual shareholders’ meeting to convert all outstanding Class O shares and ADSs into Class A shares and ADSs, as applicable, on a one-for-one basis. In addition, the payments contemplated under the mandatory conversion feature of the Class O shares would not apply. However, the description of our Class O shares set forth below does not take into account the proposed conversion of the Class O shares, since the resolution has not yet been approved by our shareholders.

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

      In order for us to determine the amount of the preferred dividend, if any, on the Class O shares, it is necessary to distinguish between the portion of the performance of the Optronics division tracked by the Class O shares and the portion “not tracked.” However, on February 4, 2003 we announced that our board of directors will propose a resolution at our 2003 annual shareholders’ meeting approving the board of directors’ recommendation that no dividends be paid on our Class A and Class O shares and ADSs with respect to our 2002 fiscal year. It is also necessary to make the distinction between the tracked and “not tracked” portions to determine the additional payment, if any, required to be paid by us or the Class O shareholders upon the occurrence of certain circumstances as described under “Mandatory conversion of the Class O shares” below.

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

      As of December 31, 2002

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

      Mandatory conversion of the Class O shares. See — “Conversion of Class O shares into Class A shares” above regarding our board of directors’ proposal to convert all the outstanding Class O shares and

ADSs into Class A shares and ADSs, as applicable. Our current articles of association and bylaws provide that Class O shares will convert into Class A shares in the following circumstances:

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

      In connection with a mandatory conversion discussed above, in the case of holders who are U.S. persons, the conversion into Class A shares may not take place until a registration statement relating to those shares has been declared effective under the Securities Act or an exemption from registration under the Securities Act is available.

Terms and conditions generally applicable to the Shares

      Form of shares. Under French company law, ownership of the Alcatel shares is not represented by share certificates. Bearer shares are recorded in the books of an accredited financial intermediary in an account opened in the name of the shareholder at EUROCLEAR France (formerly Sicovam SA) (an accredited financial intermediary is a French broker, bank or authorized financial institution registered as such in France). Upon our request, EUROCLEAR France will disclose to us the name, nationality, address and number of shares held by each shareholder who holds them in bearer form. This information may only be requested by us and may not be communicated to third parties.

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

      Registration of shares. Any holder owning 3% of the total number of shares (Class A or Class O or any combination thereof, including ADSs) must request, within five trading days of reaching that ownership level, request registration of the shares in non-transferable form. In addition, this registration requirement will apply to all shares (Class A or Class O or any combination thereof, including ADSs) that the holder may subsequently acquire each time a holder of 3% or more of the total number of shares increases its holding by 0.5%, up to and including 50%. The holder is required to notify us of any such subsequent acquisition within two weeks and such notice shall set forth the number of shares held in each class, the acquisition date and a certification that all shares owned by such holder are reported. Compliance with this requirement is deemed to be in compliance with the notification requirements described below under “— Holdings exceeding certain percentages.” Failure to comply with this requirement may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

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

      In addition, our articles of association and bylaws provide that any individual or entity which at any time owns, directly or indirectly, a number of shares equal to or more than 0.5%, or any multiple thereof up to and including 2.5%, of our issued share capital, or whose holding falls below any of these thresholds, must, within two weeks of exceeding this threshold, notify us by letter, fax or telex of the total number of each class of shares owned. Failure to provide timely written notice to us may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

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

      In order to permit shareholders to give the notice required by law and our articles of association and bylaws, we are obligated to publish in the French official newspaper (Bulletin des annonces légales obligatoires or BALO), not later than 15 calendar days after our annual ordinary shareholders’ meeting, information with respect to the total number of votes available as of the date of the meeting. In addition, if we are aware that the number of available votes has changed by at least five percent since the last publication of the number of available votes, we must publish the number of votes then available in the BALO within 15 calendar days of that change and provide the French stock exchange regulator (Conseil des marchés financiers) with written notice.

      Voting rights. Each Class A and Class O share entitles a holder to one vote at all meetings of our shareholders subject to the provisions concerning double voting rights described below. For each Class A and Class O share fully paid and registered in the name of the same person for more than three years, the holder will be entitled to double voting rights with respect to such Class A and Class O share at any of our meetings, whether ordinary or extraordinary. The dual voting right will automatically terminate for any share which has been subject to conversion into a bearer share or for which ownership has been transferred. Any transfer of shares as a result of inheritance, division of community property by spouses or donation to a spouse or heir shall not affect a share’s double voting rights. Since ADSs are held in the name of the Depositary, holders of our ADSs are not entitled to double voting rights.

      Regardless of the number of Class A and Class O shares held, the total voting rights per shareholder cannot exceed 8% of the total voting rights present or represented at any meeting of shareholders (16% if double voting rights apply). This limit applies whether or not the shares are voted directly or by proxy. However, this limit does not apply if a shareholder, acting alone or in concert, owns at least 66 2/3% or more of our outstanding shares as a result of a public tender offer or exchange offer for all our shares. In addition, this limit does not apply to the votes cast by the chairman of the meeting pursuant to a blank proxy.

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

      Liquidation. Upon our liquidation, after payment of all prior claims, holders of Class A shares, together with holders of Class O shares, will be entitled to receive a pro rata amount of all our net assets. The pro rata amount will be calculated, first to repay the paid-up and non-liquidated capital and any surplus will be divided among all shareholders, subject to any applicable rights arising from the different classes of shares.

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

DESCRIPTION OF THE CLASS A ADSs

      The following is a summary of certain provisions of the deposit agreement for the Class A ADSs and is qualified in its entirety by reference to the Class A deposit agreement among Alcatel, The Bank of New York as depositary, and the holders from time to time of Class A ADRs and the form of Class A ADR itself, copies of which are attached as an exhibit to the registration statement on Form F-6 that we filed with the Securities and Exchange Commission on March 19, 2003. Additional copies of the Class A deposit agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York, New York 10286, and at the principal office of the custodian, Société Générale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

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

      Governing Law. The Class A deposit agreement and the Class A ADRs is governed by the laws of the State of New York.

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

      Conversion of Class O shares into Class A shares. On February 3, 2003 our board of directors decided to submit for approval a resolution at our 2003 annual shareholders’ meeting to convert all outstanding Class O shares and ADSs into Class A shares and ADSs, as applicable, on a one-for-one basis. In addition, the payments contemplated under the mandatory conversion feature for the Class O shares would not apply. However, the description of our Class O ADSs set forth below does not take into account the proposed conversion of the Class O shares and ADSs, since the resolution has not yet been approved by our shareholders.

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

      Charges of The Bank of New York. The Class O ADR holder will be charged a fee for each issuance of Class O ADSs, including issuances resulting from distributions of shares, including pursuant to a stock dividend or a stock split, rights and other property, and for each surrender of Class O ADSs in exchange for deposited Class O securities. The fee is $5.00 or less for the execution and delivery of each 100 Class O ADSs (or any portion thereof) issued or surrendered. The fee for any cash dividend or other cash distribution is $ .02 or less per Class O ADS. The Class O ADR holder or persons depositing shares may also be charged the following expenses:

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

      Governing Law. The Class O deposit agreement and the Class O ADRs is governed by the laws of the State of New York.

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

Material contracts

      Basic Intercompany Agreement among Alcatel, Alcatel Optronics S.A. and Alcatel Optronics, Inc., dated September 20, 2000. In connection with the creation of Class O shares, Alcatel and the Optronics division entered into a Basic Intercompany Agreement in September 2000 which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to (i) the ownership and use of intellectual property, (ii) the allocation of research and development resources and costs, (iii) the purchase of the Optronics division’s products by Alcatel, (iv) the supply of support services by Alcatel to the Optronics division, (v) the supply of treasury services by Alcatel to the Optronics division, (vi) the allocation of taxes and (vii) competition between Alcatel and the Optronics division. Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into implementation agreements covering each of the subject matters set forth above. You should refer to Item 4 — “History and Development of Alcatel” regarding the proposed resolution to convert the Class O shares into Class A shares.

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

Taxation of Dividends

      Withholding Tax and Avoir Fiscal Tax Credit. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal tax credit. For dividends paid with respect to a French company’s 2002 fiscal year, the amount of the avoir fiscal tax credit is generally:

•	50% of the dividend paid for individuals and companies which qualify under the French participation exemption regime, or

•	10% of the dividend paid for shareholders who are not individuals.

      However, on February 4, 2003 we announced that our board of directors will propose a resolution at our annual shareholders’ meeting currently scheduled to be held on April 17, 2003, approving the board of directors’ recommendation that no dividends be paid on our Class A and Class O shares and ADSs with respect to our 2002 fiscal year.

      Under French domestic law, shareholders who are not residents in France are not eligible for the avoir fiscal tax credit (see below, however, for Treaty exception).

      If the dividends are paid out of certain profits and are thus subject to the précompte tax, those shareholders entitled to the avoir fiscal tax credit at the rate of 10% are generally entitled to an additional amount of avoir fiscal tax credit equal to 80% of any such précompte tax, if the précompte is actually paid in cash by us (see paragraph below relating to the précomptetax).

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

      If you are an “eligible” U.S. holder, you may also claim the avoir fiscaltax credit by completing Form RF1 A EU-No. 5052 and sending it to the French tax authorities before December 31 of the year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal tax credit, less a 15% withholding tax on the avoir fiscal tax credit. To receive this payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal tax credit and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

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

      For U.S. federal income tax purposes, the gross amount of the précomptetax refunded, including French tax withheld thereon and any partial avoir fiscal tax credit, will be included in your gross income as ordinary income in the year it is received. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte tax paid in a foreign currency such as euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the précompte tax is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euros.

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

      If at our annual shareholders’ meeting currently scheduled to be held on April 17, 2003 our shareholders approve the resolution to convert the Class O shares into Class A shares on a one-to-one basis, you should not be required to recognize capital gain or loss for U.S. federal income tax purposes as a result of the conversion.

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

Item 12.	Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders

      Not applicable.

Item 15.	Controls and Procedures

      (a)  Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the foregoing, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

      (b)  There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

Item 16.	Reserved

PART III

Item 17.	Financial Statements

      See Item 18.

Item 18.	Financial Statements

      The following consolidated financial statements of Alcatel and the combined financial statements of the Optronics division, together with the reports of Deloitte Touche Tohmatsu for the year ended December 31, 2002 and Barbier Frinault & Autres (a former member firm of Andersen Worldwide) for the years ended December 31, 2001 and 2000, respectively, are filed as part of this annual report.

      The audit report of Barbier Frinault & Autres for the years ended December 31, 2001, 2000 and 1999 that was issued on January 31, 2002 with respect to the consolidated financial statements of Alcatel was filed as part of our annual report on Form 20-F for the year ended December 31, 2001. After using reasonable efforts, we were unable to obtain the written consent of Barbier Frinault & Autres to the use of their audit report with respect to the consolidated financial statements of Alcatel for the years ended December 31, 2001 and 2000. Therefore, a copy of such report, which has not been reissued by Barbier Frinault & Autres, is attached to this annual report.

      The audit report of Barbier Frinault & Autres for the years ended December 31, 2001, 2000 and 1999 that was issued on January 31, 2002 with respect to the combined financial statements of the Optronics division was previously filed as part of our annual report on Form 20-F for the year ended December 31, 2001. After using reasonable efforts, we were unable to obtain the written consent of Barbier Frinault & Autres to the use of their audit report with respect to the combined financial statements of the Optronics division for the years ended December 31, 2001 and 2000. Therefore, a copy of such report, which has not been reissued by Barbier Frinault & Autres, is attached to this annual report.

Page

Notes to the Combined Financial Statements:
• Basis of presentation and summary of accounting policies	F-131
• Summary of differences between accounting principles followed by the Optronics Division and U.S. GAAP	F-135

      All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

Item 19.	Exhibits

      1.1   Statuts (Articles of Association and By-Laws) of Alcatel (English translation) (incorporated by reference to Alcatel’s Report of Foreign Issuer on Form 6-K filed July 3, 2002).

      2.1   Form of Amended and Restated Deposit Agreement, as further amended and restated as of March 19, 2003, among Alcatel, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel’s Registration Statement on Form F-6) (File No. 333-103885).

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

      8.    List of subsidiaries (see Note 34 to Alcatel’s consolidated financial statements).

      10.1 Consent of Independent Auditors.

      10.2 Notice Regarding Consent of Member Firm of Andersen Worldwide.

      99.1 Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

      99.2 Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL

By:	/s/ JEAN-PASCAL BEAUFRET

Name: Jean-Pascal Beaufret
Title: Chief Financial Officer

March 31, 2003

CERTIFICATIONS

Certification of Chief Executive Officer

      I, Serge Tchuruk, certify that:

      1.    I have reviewed this annual report on Form 20-F of Alcatel;

      2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ SERGE TCHURUK

Serge Tchuruk
Chief Executive Officer

Date: March 31, 2003

Certification of Chief Financial Officer

      I, Jean-Pascal Beaufret, certify that:

      1.    I have reviewed this annual report on Form 20-F of Alcatel;

      2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ JEAN-PASCAL BEAUFRET

Jean-Pascal Beaufret
Chief Financial Officer

Date: March 31, 2003

ALCATEL AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Alcatel:

      We have audited the accompanying consolidated balance sheet of Alcatel and its subsidiaries (“the Group”) at December 31, 2002 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year then ended, all expressed in euros. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alcatel and its subsidiaries at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in France.

      Without qualifying the conclusion expressed above, we draw attention to the application of “Regulation 00-06 on liabilities” described in note 1 to the consolidated financial statements.

      Accounting principles used by the Group in preparing the accompanying financial statements conform with accounting principles generally accepted in France but vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the significant differences between accounting principles applied by the Group and accounting principles generally accepted in the United States of America and the effect of those differences on consolidated net income for the year ended December 31, 2002 and shareholders’ equity at December 31, 2002 are set forth in Notes 37 to 42 to the consolidated financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Neuilly sur Seine, France

February 4, 2003 (except for notes 37 to 42 for which the date is March 20, 2003)

ALCATEL AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS(1)

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

/s/ CHRISTIAN CHIARASINI

BARBIER FRINAULT & AUTRES
Member Firm of Andersen Worldwide

Neuilly-sur-Seine, France
January 31, 2002 (except for note 39, for which the date is March 14, 2002)

(1)	This report is a copy of the previously issued report. Barbier Frinault & Autres has not reissued this report.

ALCATEL AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	Note	2002(a)	2002	2001*	2000

		(in millions except per share information)
Net sales	(3)	$17,350	€ 16,547	€ 25,353	€ 31,408
Cost of sales		(12,777)	(12,186)	(19,074)	(22,193)

Gross profit		4,573	4,361	6,279	9,215
Administrative and selling expenses		(3,001)	(2,862)	(3,773)	(4,136)
R&D costs		(2,334)	(2,226)	(2,867)	(2,828)

Income (loss) from operations	(3)	(762)	(727)	(361)	2,251
Interest expense on notes mandatorily redeemable for shares	(22)	(1)	(1)	—	—
Financial loss	(4)	(1,067)	(1,018)	(1,568)	(435)
Restructuring costs	(24)	(1,545)	(1,474)	(2,124)	(143)
Other revenue (expense)	(6)	(870)	(830)	(213)	623

Income (loss) before amortization of goodwill and taxes		(4,246)	(4,050)	(4,266)	2,296
Income tax	(7)	20	19	1,261	(497)
Share in net income of equity affiliates and discontinued operations	(5)	(112)	(107)	(16)	125

Consolidated net income (loss) before amortization of goodwill and purchased R&D		(4,339)	(4,138)	(3,021)	1,924
Amortization of goodwill	(9)	(618)	(589)	(1,933)	(576)
Purchased R&D			—	(4)	(21)
Minority interests		(19)	(18)	(5)	(3)

Net income (loss)		(4,975)	(4,745)	(4,963)	1,324

Ordinary Shares (A)**
Basic earnings per share	(8)	(4.18)	(3.99)	(4.33)	1.25
Diluted earnings per share	(8)	(4.18)	(3.99)	(4.33)	1.20
Alcatel tracking stock (O) (Optronics division)***
Basic earnings per share	(8)	(4.05)	(3.86)	(1.47)	0.14
Diluted earnings per share	(8)	(4.05)	(3.86)	(1.47)	0.14

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1,0485 on December 31, 2002.

*	In order to make comparisons easier, restated income statements are presented in note 2 to take into account significant changes in consolidated companies during the second half of 2001 and the first half of 2002.

**	Net income per Class A share for 2000 was restated to take into account the split by 5 of the nominal value of the Class A shares approved at the shareholders’ meeting of May 16, 2000.

***	For 2000, net income has been taken into account from October 20, 2000, the issuance date of the Class O shares.

The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

ASSETS

	Note	2002(a)	2002	2001	2000

		(in millions)
Goodwill, net	(9)	$4,820	€4,597	€5,257	€7,043
Other intangible assets, net	(10)	327	312	472	504

Intangible assets, net		5,147	4,909	5,729	7,547

Property, plant and equipment	(11)	8,635	8,236	9,698	11,941
Depreciation	(11)	(6,015)	(5,737)	(5,496)	(7,283)

Property, plant and equipment, net		2,620	2,499	4,202	4,658

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	(12)	321	306	799	1,152
Other investments and miscellaneous, net	(13)	1,022	975	1,169	3,327

Investments and other financial assets		1,343	1,281	1,968	4,479

TOTAL FIXED ASSETS		9,110	8,689	11,899	16,684

Inventories and work in progress	(15)	2,442	2,329	4,681	7,415

Trade receivables and related accounts net	(16)	4,945	4,716	8,105	10,659
Other accounts receivable net	(17)	4,233	4,037	6,851	5,160

Accounts receivable		9,178	8,753	14,956	15,819

Short term investments		270	258	435	363
Marketable securities, net*	(18)	480	458	228	80
Cash (net)		5,655	5,393	4,350	2,617

Cash and cash equivalents*		6,135	5,851	4,578	2,697

Short term investments and cash and cash equivalents		6,405	6,109	5,013	3,060

TOTAL CURRENT ASSETS		18,025	17,191	24,650	26,294

TOTAL ASSETS		27,135	25,880	36,549	42,978

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.0485 on December 31, 2002.

*	Includes listed securities valued at € 44 million at December 31, 2002. Without listed securities, cash and cash equivalent would be € 5,807 million at December 31, 2002, as indicated in the consolidated statements of cash flows.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

LIABILITIES AND SHAREHOLDERS’ EQUITY

		2002(a)	2002		2001	2000*

		After	Before	After*	After
						After
	Note	Appropriation	Appropriation		Appropriation	Appropriation

		(in millions)
Capital stock (Euro 2 nominal value: 1,239,193,498 Class A shares and 25,515,000 Class O shares issued at December 31, 2002; 1,215,254,797 Class A shares and 25,515,000 Class O shares issued at December 31, 2001 and 1,212,210,685 Class A shares and 16,500,000 Class O shares at December 31, 2000)		$2,652	€2,529	€2,529	€2,481	€2,457
Additional paid-in capital		10,037	9,573	9,573	9,565	9,558
Retained earnings		(5,324)	(333)	(5,078)	(389)	4,719
Cumulative translation adjustments		(297)	(283)	(283)	(185)	(350)
Net income		—	(4,745)	—	—	—
Less treasury stock at cost		(1,818)	(1,734)	(1,734)	(1,842)	(2,023)

SHAREHOLDERS’ EQUITY	(20)	5,250	5,007	5,007	9,630	14,361
MINORITY INTERESTS	(21)	360	343	343	219	435

OTHER EQUITY
Notes mandatorily redeemable for shares	(22)	676	645	645	—	—

Accrued pension and retirement obligations	(23)	1,065	1,016	1,016	1,120	1,292
Other reserves(a)	(24)	3,461	3,301	3,301	4,154	3,005

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,526	4,317	4,317	5,274	4,297

Bonds and notes issued		5,583	5,325	5,325	5,969	4,972
Other borrowings		480	458	458	1,706	2,418

TOTAL FINANCIAL DEBT	(25)	6,063	5,783	5,783	7,675	7,390
(of which medium and long-term portion)		4,914	4,687	4,687	5,879	5,577

Customers’ deposits and advances	(26)	1,554	1,482	1,482	1,693	1,560
Trade payables and related accounts(b)		4,364	4,162	4,162	5,080	6,393
Debts linked to bank activity	(27)	258	246	246	660	932
Other payables	(28)	4,084	3,895	3,895	6,318	7,610

TOTAL OTHER LIABILITIES		10,260	9,785	9,785	13,751	16,495

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		27,135	25,880	25,880	36,549	42,978

*	See note 19.
(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1,0485 on December 31, 2002.
(b)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002(a)	2002	2001	2000

	(millions)
Cash flows from operating activities
Net income (loss)	$(4,975)	€(4,745)	€(4,963)	€1,324
Minority interests	19	18	5	3
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
— Depreciation and amortization, net	1,059	1,010	1,279	1,189
— Amortization and depreciation of goodwill and purchased R&D	618	589	1,937	597
— Net allowances in reserves for pension obligations	(3)	(3)	41	24
— Changes in valuation allowances and other reserves, net	1,424	1,358	2,001	(32)
— Net (gain) loss on disposal of non-current assets	(301)	(287)	(943)	(915)
— Share in net income of equity affiliates (net of dividends received)	197	188	88	(47)

Net cash provided (used) by operating activities before changes in working capital	(1,963)	(1,872)	(555)	2,143
Net change in current assets and liabilities:
— Decrease (increase) in inventories	2,097	2,000	1,186	(3,330)
— Decrease (increase) in accounts receivable	3,603	3,436	1,407	(1,192)
— Decrease (increase) in advances and progress payments	115	110	(99)	74
— Increase (decrease) in accounts payable and accrued expenses	(1,137)	(1,084)	(925)	898
— Increase (decrease) in customers deposits and advances		(173)	153	424
— Increase (decrease) in other receivables and debts	321	306	(622)	(262)

Net cash provided (used) by operating activities (a)	2,855	2,723	545	(1,245)
Cash flows from investing activities
Proceeds from disposal of fixed assets	294	280	182	107
Capital expenditures	(514)	(490)	(1,748)	(1,834)
Decrease (increase) in loans (b)	(880)	(839)	299	(962)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(202)	(193)	(743)	(834)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	852	813	3,627	1,579
Decrease (increase) in short term investments	186	177	(72)	92

Net cash provided (used) by investing activities	(264)	(252)	1,545	(1,852)
Net cash flows after investment	2,591	2,471	2,090	(3,097)
Cash flows from financing activities
Increase (decrease) in short-term debt	(1,540)	(1,469)	(1,401)	(889)
Proceeds from issuance of long-term debt	—	—	1,744	2,565
Proceeds from issuance of notes mandatorily redeemable for shares	676	645	—	—
Proceeds from issuance of shares	8	8	8	1,490
Dividends paid	(289)	(276)	(567)	(508)

Net cash provided (used) by financing activities	(1,145)	(1,092)	(216)	2,658
Net effect of exchange rate changes	(157)	(150)	7	(4)
Net increase (decrease) in cash and cash equivalents	1,289	1,229	1,881	(443)
Cash and cash equivalents at beginning of year	4,800	4,578	2,697	3,140
Cash and cash equivalents at end of year without listed securities	6,089	5,807	4,578	2,697

Operational cash flows (a) + (b) = Net cash provided (used) by operating activities + Decrease (increase) in loans (b)	1,975	1,884	844	(2,207)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.0485 on December 31, 2002.

      Income taxes paid amounted to € 30 million in 2002, € 585 million in 2001 and € 317 million in 2000.

      Interest paid amounted to € 1,921 million in 20002, € 2,098 million in 2001 and € 1,310 million in 2000.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

							Exchangeable			Treasury
		Number	Number				shares			stock
		of shares	of shares		Additional		Alcatel	Cumulative	Net	owned by	Share-
		outstanding	outstanding	Capital	paid-in	Retained	Networks	translation	Income	consolidated	holders’
	Note	Class A	Class O	stock	capital	earnings	Corp.	adjustments	(loss)	subsidiaries	equity

		(in millions of euros except for number of shares outstanding)
Balance at December 31, 1999 after appropriation		185,611,973		1,999	7,025	4,315		(570)	—	(1,237)	11,532

Split by 5 of the nominal value of the share	(20a)	928,059,865
Capital increase linked to the acquisition of Genesys		33,683,865		68	1,368						1,436
Capital increase linked to the acquisition of Alcatel Networks Corporation		104,083,459		208	5,013						5,221
Issuance of shares for Alcatel Networks Corporation stock options and warrants		23,880,728		48	1,149					(1,197)	—
Issuance of Class O shares			16,500,000	33	1,315						1,348
Other capital increase		5,075,879		10	146						156
Exchangeable shares Alcatel Networks Corporation		46,010,519		91			2,217				2,308
Acquisition of Genesys					(1,368)	(320)					(1,688)
Acquisition of Alcatel Networks Corp.					(5,013)	(2354)					(7,367)
Net change in treasury stock owned by consolidated subsidiaries		(7,520,814)				185				411	596
Additional effect relating to adoption of new methodology (regulation 99-02)						(77)					(77)
Other adjustment						(64)					(64)
Translation adjustment								220			220
Net income									1,324		1,324
Appropriation of net income						740			(1324)		(584)

Balance at December 31, 2000 after appropriation		1,133,273,501	16,500,000	2,457	9,558	2,502	2,217	(350)	—	(2,023)	14,361

Capital increase linked to the acquisition of Kymata		2,200,000	9,015,000	22	72						94
Other capital increase		844,112		2	11(a )						13
Exchangeable shares Alcatel Networks Corporation						1,394	(1,394)				—
Acquisition of Kymata					(76)						(76)
Net change in treasury stock of Class O shares owned by consolidated subsidiaries			(11,655)			(10)					(10)
Net change in treasury stock of Class A shares owned by consolidated subsidiaries		10,505,542				93				181	274
Other adjustment						(31)					(31)
Translation adjustment								165			165
Net income (loss)									(4,963)		(4,963)
Appropriation of net income						(5,160)			4,963		(197)

Balance at December 31, 2001 after appropriation		1,146,823,155	25,503,345	2,481	9,565	(1,212)	823	(185)	—	(1,842)	9,630

Capital increase linked to the acquisition of Astral Point	(20c)	8,783,396		18	126						144
Capital increase linked to the acquisition of Telera	(20c)	15,147,728		30	49						79
Other capital increase	(20c)	7,577		—	8						8
Exchangeable shares Alcatel Networks Corporation						573	(573)				—
Acquisition of Astral Point					(126)	(36)					(162)
Acquisition of Telera					(49)	(11)					(60)
Net change in treasury stock of Class A shares owned by consolidated subsidiaries	(20f)	5,715,418				(7)				108	101
Other adjustment (b)						110					110
Translation adjustment								(98)			(98)
Net income (loss)									(4,745)		(4,745)

Balance at December 31, 2002 before appropriation		1,176,477,274	25,503,345	2,529	9,573	(583)	250	(283)	(4,745)	(1,734)	5,007

Allocation of net income						(4,745)			4,745		—

Balance at December 31, 2002 after allocation		1,176,477,274	25,503,345	2,529	9,573	(5,328)	250	(283)	—	(1,734)	5,007

(a)	Of which € 13 million related to a capital increase and € (2) million related to expenses for the issuance of Class O shares carried out in 2000.
(b)	Relating mainly from the follow-up of opening balance sheet of companies acquired according to “pooling of interest” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02), from the implementation as of January 1, 2002 of regulation No 00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable” and from the consolidation of Alcatel Shanghai Bell which had been previously accounted for under the equity method.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of accounting policies

      Since January 1, 1999, the consolidated financial statements of Alcatel and its consolidated subsidiaries (“Alcatel” or the “Group”) are presented in accordance with the “Principles and accounting methodology relative to consolidated financial statements” regulation No. 99-02 of the “Comité de Réglementation Comptable” approved by decree dated June 22, 1999.

      From January 1, 2002, Alcatel has applied regulation No. 00-06, Regulation on liabilities, approved by the “Comité de la Réglementation Comptable”. This application as at January 1, 2002 did not have material impact on Alcatel’s financial position.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(a) Consolidation methods

      Companies over which the Group has control are fully consolidated. Companies over which the Group has a joint control are accounted for under proportionate consolidation. Companies over which the Group has a significant influence (“equity affiliates”) are accounted for under the equity method. Significant influence is generally assumed when the Group’s interest is more than 20%.

      All significant intra-group transactions are eliminated.

      The banking subsidiary of Alcatel is fully consolidated. Banking operating income is included in financial income.

(b) Business combinations

      Once a controlled company becomes consolidated, its assets and liabilities are accounted for at their fair value in accordance with regulation No. 99-02. Any difference between the fair value and the carrying value is accounted for, including minority interest and not only the Group interest (entity theory). Any residual difference is recorded as goodwill (see note 1f).

      As an exception to the above described rule and in accordance with the paragraph 215 of regulation No. 99-02, in the case that:

—	the acquisition is carried out in one transaction and concerns at least 90% of the capital of the acquired company,

—	the purchase price is paid in capital stock of a consolidated company,

—	the agreement does not provide for a cash payment which is more than 10% of the total value of the capital stock issued,

—	the substance of the agreement remains consistent for the two years following the acquisition, with the above conditions.

      then assets and liabilities of the acquired company are maintained at their carrying value, at the date of the acquisition, adjusted for the Group’s accounting methods; the difference between this value and the acquisition cost of the shares remains in shareholders’ equity.

      The main acquisitions accounted for using this “pooling of interest” method are described in note 9 on goodwill and were restated in the Group’s financial statements established according to the

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. accounting standards (US GAAP financial statements) and published in Alcatel’s annual report on “Form 20-F”.

      Under US GAAP, these acquisitions have been accounted for under the purchase method and specific goodwill has been booked, some of which is subject to significant impairments according to the application of SFAS142.

(c) Translation of financial statements denominated in foreign currencies

      The balance sheets of non-French consolidated subsidiaries are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders’ equity under the line item “Cumulative translation adjustment”.

(d) Translation of foreign currency transactions

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

(e) Research and development expenses

      These are recorded as expenses for the year in which they are incurred, except for:

—	Software development costs that are capitalized, when they strictly comply with the following criteria:

—	the project is clearly defined, and costs are separately identified and reliably measured;

—	the technical feasibility of the software is demonstrated;

—	the software will be sold or used in-house;

—	a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

—	adequate resources required for completion of the project are available,

—	Software development costs are amortized as follows:

—	in case of internal use over their probable service lifetime,

—	in case of external use according to prospects for sale, rental or other forms of distribution.

The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above mentioned criteria.

—	Recoverable amounts disbursed under the terms of contracts with customers, which are included in work-in-progress on long

—	with the treatment of acquisitions, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these acquisitions, Alcatel may make the decisions to buy technology that had not yet been commercialized rather than develop the technology internally. Alcatel bases these decisions on

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

factors such as the probability of significant delays or failure of new development that can jeopardize the ability of Alcatel to keep pace with the rapid technological advances in the telecommunications/data networking industry.

      In estimating the fair value of in-process research and development for acquisitions, Alcatel may consider present value calculations of income, a project’s accomplishments and all remaining outstanding items, the overall contribution of the project, as well as the project’s risks.

      The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Future net cash flows from such projects are based on management’s estimates of cost of sales, operating expenses and income taxes from such projects.

      The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

      This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

      If as of the date of an acquisition, research and development projects have not yet reached technological feasibility and the research and development in progress has no alternative future use, the value allocated to these projects is immediately expensed at acquisition date.

(f) Intangible and tangible assets

      Whenever events or changes in market conditions indicate a risk of impairment of intangible assets (excluding goodwill) and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their fair value.

      Whenever such review indicates that fair values are lower than carrying amounts, the Group further considers the effect on its future cash flows of possible business strategies, such as restructuring plans at affected companies. If necessary, a reserve of these intangible assets and plant, property and equipment is accounted for to reduce their carrying amount to fair value, as measured by their discounted forecasted operating cash flow or market value if any.

Goodwill

      Goodwill is amortized using the straight-line method over a period, determined for each transaction, which will not exceed twenty years. Following the significant degradation of the Group’s market capitalization during 2002 and the deterioration of the telecommunications sector, all goodwill has been tested for impairment as of December 31, 2002. The impairment test was based on a comparison between the fair value and the net asset carrying value (including goodwill) of the business divisions. These fair values were mainly determined using pre-tax discounted cash flows over 5 years and a discounted terminal value. The discount rate used was 11%.

      Management believes the assumptions used concerning sales growth and terminal values are reasonable and in line with market data available for each business division. This method is very similar to the step 1 of the impairment test as defined in SFAS 142.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      This impairment test was performed as of January 1, June 30 and December 31, 2002 and leads to book an exceptional goodwill amortization charge of € 142 million in 2002 (see note 9)

Other intangible assets

      Software reported as intangible assets is either acquired, created for internal use or master software for those intended for sale to customers. For master software, copies of which will be sold, only research and development costs related to the production phase (programming, coding, test and test sets) are capitalized. Software is depreciated using the straight-line method over no more than 5 years.

Property, plant and equipment

      Property, plant and equipment are valued at historical cost for the Group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

Industrial buildings, plant and equipment
• buildings for industrial use	20 years
• infrastructure and fixtures	10-20 years
• equipment and tools	5-10 years
• small equipment and tools	3 years
Buildings for administrative and commercial use	20-40 years

      Depreciation expense is determined using the straight-line method. Fixed assets acquired through capital lease arrangements or long-term rental arrangements that transfer substantially all of the benefits and risks of ownership to the Group are capitalized.

(g) Investments

      Investments are stated at the lower of historical cost (excluding revaluations) or fair value (market value for investments in listed companies), and are assessed investment by investment according to their value in use for Alcatel.

(h) Inventories

      Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted-average price basis.

(i) Pension and retirement obligations

      In accordance with the laws and practices of each country, the Group participates in employee benefit plans by offering early retirement benefits and special termination benefits. For defined benefit pension plans, in order to harmonize the procedures throughout the Group, liabilities and prepaid expenses are determined as follows:

—	using the Projected Unit Credit Method (with projected final salary);

—	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

(j) Reserves for restructuring

      Reserves for restructuring costs are provided when the restructuring programs have been finalized and approved by Group management and have been announced before the closing date of the Group’s financial

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements, resulting in an obligation of the Group to third parties. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked, training costs of terminated employees, and other costs linked to the shut down of facilities. Write-off of fixed assets, inventories and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs.

(k) Deferred taxation

      Deferred income taxes are computed under the liability method for all timing differences arising between tax bases of assets and liabilities and their reported amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change was decided. Provisions are made for taxes on proposed dividends to be distributed by subsidiaries. No provision is made for taxes payable on undistributed retained earnings. Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

      Due to the difficulty in determining the period in which certain material temporary differences are likely to reverse, tax assets and liabilities are not discounted.

      To assess the ability of the Group to recover tax assets, the following elements have been taken into account:

—	analysis of income or loss in recent years excluding non recurring items,

—	historical data concerning recent years tax results,

—	under-valued assets which the Group intends to dispose of,

—	forecasts of future tax results.

(l) Net sales

      Net sales include sales and revenues net of value added taxes (VAT). Revenues, other than those related to long-term contracts are recognized upon shipment to customers that transfer risk and reward of ownership.

(m) Long term contracts

      Revenues and gross margin related to long term contracts are recognized on a percentage-of-completion basis, generally determined following the contractual clauses of the property transfer (customer’s acceptance) or following technical criteria, such as conformity to contract requirements. Work in progress on long term contracts is stated at production cost, excluding administrative and selling expenses. Partial payments received on long term contracts are accounted for as customers’ deposits and advances.

(n) Income from operations

      Income from operations includes gross margin, administrative and selling expenses, research and development expenses (note 1e), pension costs (without financial component, note 1i) and employee profit sharing. Income from operations is calculated before interest expenses on notes mandatorily redeemable for shares, financial income (loss), restructuring costs, other revenues and expenses, income tax, share in net income of equity affiliates and amortization expenses of goodwill.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o) Financial income

      Financial income includes interest charges and income, dividends received from unconsolidated companies, reserves for investments in unconsolidated companies, marketable securities and other financial assets, net exchange gain (loss) (excluding hedging of commercial transactions), financial component of the pension costs and other financial expenses and income (capital gain/loss on marketable securities disposal for example).

(p) Other revenue and expense

      Other revenue and expense includes capital gain/loss on share disposals and tangible and intangible asset disposals; non-recurring expenses and revenues linked to usual business; that are exceptional in terms of materiality and frequency; and extraordinary expenses and revenues.

(q) Structure of consolidated balance sheet and statement of cash flows

      Most of the Group’s activities in the various business segments involve long-term operating cycles. As a result, the consolidated balance sheet combines trading assets (inventories and work in progress, accounts receivable) and trading liabilities (reserves for liabilities and charges, customers’ deposits and advances, trade payables and other payables) without distinction between the amounts due less than one year and due more than one year.

(r) Financial instruments

      The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

(s) Cash and cash equivalents

      The cash and cash equivalents detailed in the consolidated statements of cash flows includes cash as well as short term investments that are readily convertible to fixed amounts of cash. Cash and cash equivalents does not include investments in listed securities or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange control). Bank overdrafts considered as financing are also excluded from cash and cash equivalents. Cash and cash equivalents in the balance sheet corresponds to the cash and cash equivalents defined above, including listed securities accounted for in marketable securities.

(t) Marketable securities

      Marketable securities are valued at the lower of cost or market value.

Note 2 — Changes in the consolidated companies

      The main changes for 2002 in the consolidated companies are as follows:

•	At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. The disposal was completed during the second quarter 2002.

•	Early April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a US company and front-runner in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.8 million Class A shares, a majority of which were represented by Class A ADSs, for an acquisition price of € 144 million. This company is consolidated from April 1, 2002.

•	Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel’s microelectronic activities to STMicroelectronics for € 390 million. As part of this transaction, the two companies entered into cooperation for the joint development of DSL chip-sets that also are intended to be made available to the open market. The disposal was completed at the end of June 2002.

•	In July 2002, Alcatel acquired control of Alcatel Shanghai Bell through the acquisition of an additional interest. The Group now owns 50% of the capital stock plus one share. This subsidiary, previously accounted for under the equity method, is fully consolidated from July 1, 2002.

•	In August 2002, Alcatel completed the acquisition of the Telera Corporation. Telera’s patented Voice Web software platform uses voice extensible markup language (VoiceXML) to enable service providers and enterprises to develop advanced voice applications that transform the telephone into a powerful tool to access Web-based information. All outstanding shares and rights to acquire shares of Telera Corp were exchanged for 15.1 million of Alcatel Class A American Depositary Shares (ADSs) for an acquisition price of € 79 million. This company is consolidated from August 1, 2002

•	In September 2002, Alcatel sold 10.3 million Thales shares, based on the modification of an agreement signed in 1998 between Alcatel and Groupe Industriel Marcel Dassault. Upon the closing of the transaction, Alcatel’s shareholding in Thales decreased from 15.83% to 9.7%. Alcatel is the largest private shareholder of Thales, with three seats on Thales’ board of directors. Alcatel still accounts for Thales using the equity method.

•	In October 2002, Alcatel sold 1.5 million Nexans shares. Alcatel no longer has a significant influence on this company, and therefore the remaining securities were reclassified as marketable securities.

      The main changes for 2001 in the consolidated companies are as follows:

•	Early February 2001, Alcatel and Marconi PLC jointly sold part of their respective 24% stakes in French industrial group Alstom. Following this disposal, Alcatel’s stake in Alstom amounted to 5.7%. Consequently, Alstom is no longer accounted for under the equity method beginning January 1, 2001. In June 2001, Alcatel sold its remaining interest.

•	In June 2001, Alcatel completed an Initial Public Offering for a significant part of its cables and components business (Nexans activity) selling 20,125,000 shares at € 27 per share. From January 1, 2001 until June 30, Nexans was accounted for under the equity method (at 100%). The effect of the sale was taken into account as of June 30. From July 1, 2001 to the date on which such shares were reclassified as marketable securities, Nexans is accounted for under the equity method since Alcatel held a 20% interest.

•	In June 2001, Thomson Multimédia and Alcatel signed a memorandum of understanding for the transfer of Alcatel’s DSL modem activity to Thomson Multimédia. This activity was no longer consolidated in Alcatel’s accounts from July 1, 2001 and its results is presented from July 1, 2001 until the date of the disposal (end of December 2001), in “other revenue (expense)”.

•	In July 2001, Alcatel acquired the remaining 48.83% stake in Alcatel Space held by Thales, bringing its ownership of Alcatel Space to 100%. The transaction price was € 795 million, paid half in cash and half in Thales shares. After this transaction, Alcatel’s stake in Thales decreased from 25.29% to 20.03%.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Alcatel Optronics completed, in September 2001, the acquisition of Kymata Ltd, a Scottish company, involved in planar technology for high-end passive optical components. All outstanding shares of Kymata Ltd were converted into 9 million class O shares and 2.2 million class A shares. Based on average market prices before closing, the transaction price was € 95 million. This company is consolidated from the end of September 2001.

•	In November 2001, Alcatel disposed of 7 million of Thales shares, bringing its interest to 15.83%. This transaction had no impact on the shareholders agreements signed in 1998. Joint technical cooperation agreements continued to be implemented by the two companies. Consequently, Thales remained accounted for under the equity method after the transaction.

•	In December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of the Alcatel distribution business in Europe. This business has a headcount of 6,500.

      In order to make comparisons easier, unaudited restated income statements are presented to take into account significant changes in consolidated companies since June 30, 2001:

—	the Nexans activity is accounted for under the equity method at 100% from January 1, 2001 to June 30, 2001 and at the holding rate from July 1, 2001 to the date on which such shares were reclassified as marketable securities,

—	the DSL modem activity is booked in income of discontinued operations until the date of the disposal (December 2001),

—	European enterprise distribution activities have been booked in income of discontinued operations for 2001,

—	microelectonics activities have been booked in income of discontinued operations for 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		2001	2000
	2002	pro forma	pro forma

		(unaudited)	(unaudited)

	(in millions of euros except per share
	information)
Net sales	16,547	23,845	24,692
Cost of sales	(12,186)	(17,987)	(16,594)

Gross profit	4,361	5,858	8,098

Administrative and selling expenses	(2,862)	(3,392)	(3,277)
R&D costs	(2,226)	(2,794)	(2,739)

Income (loss) from operations	(727)	(328)	2,082

Interest expense on notes mandatorily redeemable for shares	(1)		—
Financial income (loss)	(1,018)	(1,546)	(394)
Restructuring costs	(1,474)	(2,022)	(113)
Other revenue (expense)	(830)	(130)	623

Income (loss) before amortization of goodwill and taxes	(4,050)	(4,026)	2,198

Income tax	19	1,271	(465)
Share in net income of equity affiliates and discontinued operations	(107)	(267)	172

Consolidated net income (loss) before amortization of goodwill and purchase R&D	(4,138)	(3,022)	1,905

Amortization of goodwill	(589)	(1,932)	(562)
Purchased R&D	—	(4)	(21)
Minority interests	(18)	(5)	2

Net income (loss)	(4,745)	(4,963)	1,324

Ordinary Shares (A)
Basic earnings per share	(3.99)	(4.33)	1.25
Diluted earnings per share	(3.99)	(4.33)	1.20

Alcatel tracking stock (O) (Optronics division)*
Basic earnings per share	(3.86)	(1.47)	0.14
Diluted earnings per share	(3.86)	(1.47)	0.14

*	For 2000, net income had been taken into account from October 20, 2000, the issuance date of the Class O shares.

Note 3 — Information by business segment and by geographical area

(a) Information by business segment

      The tables below break down information by business segment as follows:

—	Carrier Networking: networking and internet working activities ranging from wireline and wireless access to switching and routing functions in carrier networks, networking implementation and design.

—	Optics: terrestrial and submarine transmission, optronics, optical fiber.

—	E-business: PBX, corporate networking.

—	Space and Components: mobile components, power systems and mechanical components for telecom systems, satellites, batteries.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	Other: includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate expenses. None of these activities meets sufficient quantitative criteria to be disclosed as reportable segments.

      The reporting segment follows the same accounting policies used for the company’s consolidated financial statements and described in the summary of significant accounting policies. Profit and loss for each reportable segment is measured using “income from operations”.

	Carrier			Space and		Total
	Networking	Optics	E-business	Components	Other	Group

	(in millions of euros except for number of staff)
2002
Sales
— segments	8,191	3,504	2,268	2,991	22	16,976
— between segments	(56)	(32)	(21)	(320)	—	(429)

Net sales	8,135	3,472	2,247	2,671	22	16,547

Income from operations*	214	(839)	(95)	135	(142)	(727)

Depreciation of property, plant and equipment	317	322	43	109	(4)	787

Changes in operational reserves (current assets and accrued contract costs)	(533)	(223)	(52)	(54)	—	(862)

Capital expenditures	87	130	16	89	18	340

Property, plant and equipment	783	1,106	80	497	33	2,499
Inventories and work in progress	997	854	58	420	—	2,329
Other current assets from operations (a)	2,790	953	283	928	96	5,050

Total assets from operations	4,570	2,913	421	1,845	129	9,878

Staff	37,259	15,017	6,139	16,835	690	75,940

*	For 2002, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

(a) Total current assets from operations for reportable segments			5,050
Eliminations of inter-segment operations			(187)

Total consolidated trade receivables and advances			4,863

2001 (unaudited)
Sales
— segments	11,088	7,540	2,345	3,684	23	24,680
— between segments	(151)	(105)	(44)	(535)	—	(835)

Net sales	10,937	7,435	2,301	3,149	23	23,845

Income from operations*	(116)	145	(522)	155	10	(328)

Depreciation of property, plant and equipment	373	354	90	132	8	957

Changes in operational reserves (current assets and accrued contract costs)	(61)	423	(35)	13	(88)	252

Capital expenditures	307	901	51	176	2	1,437

Property, plant and equipment	1,150	2,051	138	696	44	4,079
Inventories and work in progress	1,808	2,061	135	501	—	4,505
Other current assets from operations (a)	3,736	2,622	428	1,291	102	8,179

Total assets from operations	6,694	6,734	701	2,488	146	16,763

Staff	44,265	19,936	7,777	19,074	712	91,764

*	For 2001, due to their unusual amounts, reserves on receivables, non recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

(a) Total current assets from operations for reportable segments	8,179
Eliminations of inter-segment operations	(263)

Total consolidated trade receivables and advances	7,916

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2000 restated (unaudited)
Sales
— segments	11,222	7,110	3,264	3,793	61	25,450
— between segments	(17)	(108)	(9)	(599)	(25)	(758)

Net sales	11,205	7,002	3,255	3,194	36	24,692

Income from operations*	779	856	140	269 *	38	2,082

Depreciation of property, plant and equipment	333	257	97	154	14	855

Changes in operational reserves (current assets and accrued contract costs)	184	2	147	(70)	—	263

Capital expenditures	371	599	151	189	14	1,324

Property, plant and equipment	1,162	1,309	334	792	115	3,712
Inventories and work in progress	2,654	2,374	697	515	—	6,240
Other current assets from operations (a)	4,020	3,270	615	1,606	121	9,632
Total assets from operations	7,836	6,953	1,645	2,913	236	19,583

Staff	48,628	22,432	9,409	24,040	697	105,206

*	For 2000, due to its unusual amount, the reserve on the receivable (€ 25 million) from Globalstar has been classified under the line “other income and expenses”.

(a) Total current assets from operations for reportable segments	9,632
Nexans’ operational assets	1,012
Eliminations of inter-segment operations	(304)

Total consolidated trade receivables and advances	10,340

(b) Information by geographical segment

					United
			Rest of		States of	Rest of	Consoli-
	France	Germany	Europe	Asia	America	world	dated

	(in millions of euros except for number of staff)
2002
Net sales
— by subsidiary location	6,014	1,485	3,313	1,791	2,628	1,316	16,547
— by geographical market	2,379	1,225	4,733	3,139	2,553	2,518	16,547
Income from operations	(368)	(33)	(238)	104	(345)	153	(727)
Property, plant and equipment, net	849	252	699	166	396	137	2,499
Total Assets	13,777	1,320	4,482	2,306	2,913	1,082	25,880
Staff	25,381	8,561	19,995	8,960	7,715	5,328	75,940
2001 restated (unaudited)
Net sales
— by subsidiary location	7,585	2,275	4,680	1,848	4,995	2,462	23,845
— by geographical market	3,596	1,764	6,152	3,312	4,851	4,170	23,845
Income from operations	(217)	230	84	89	(594)	80	(328)
Property, plant and equipment, net	1,175	364	1,113	88	1,041	297	4,079
Total Assets	16,875	1,741	7,785	1,404	5,588	2,543	35,936
Staff	28,647	11,490	24,772	5,090	11,491	10,274	91,764
2000 restated (unaudited)
Net sales
— by subsidiary location	8,426	1,674	4,782	900	6,309	2,601	24,692
— by geographical market	3,271	1,700	6,966	2,078	5,945	4,733	24,692
Income from operations	643	145	622	92	420	160	2,082
Property, plant and equipment, net	1,063	338	804	85	1,054	367	3,712
Total Assets	15,541	1,862	8,648	1,069	8,020	3,441	38,581
Staff	30,144	12,207	26,463	4,691	17,298	14,403	105,206

*	The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Financial income (loss)

	2002	2001	2000

	(in millions of euros)
Net interest (expense) income	(159)	(278)	(235)
Dividends	9	47	37
Provision for depreciation of investments (a)	(669)	(1,228)	(175)
Net exchange gain (loss)	(82)	(118)	(51)
Financial component of the pension costs	(70)	(61)	(33)
Other financial items (net)	(47)	70	22

Net financial income (loss)	(1,018)	(1,568)	(435)

(a) —	Of which € (80) million and € (114) million represent depreciation of the assets held related to Globalstar’s activities for 2001 and 2000 respectively.

—	€ (480) million and € (171) million, respectively, for reserves to cover guarantees issued by a member of the Group and vendor financing in 2002 and 2001.

—	€ (820) million of reserves taken in conjunction with financial investments in 2001.

Note 5 — Equity affiliates and disposed of or discontinued operations

	2002	2001	2000

	(in millions of euros)
Share in net income of equity affiliates (a)	(75)	(16)	125
Income of disposed operations (b)	(32)	—	—

Total	(107)	(16)	125

(a)	For 2002, € (79) million related to the actual share in net income of Thales since an estimated figure had been included in the 2001 full year results. From January 1, 2002, share in net income of Thales will be taken into account only after the publication of their financial statements. 2002 information for Thales was not available at the closing date of Alcatel’s financials so no share in net income of Thales is taken into account in the income statement for the second half of 2002.

(b)	Disposed operations are described in note 2.

     The income statement of disposed operations for 2002 is as follows:

2002

(in millions of euros)
Net sales	318
Costs of sales	(257)

Gross margin	61

Administrative and selling expenses	(82)

Income (loss) from operations	(21)

Net income (loss)	(32)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Other revenue (expense)

	2002	2001	2000

	(in millions of euros)
Net capital gains (loss) on disposal of tangible assets	(9)	42	9
Net capital gains (loss) on disposal of shares(a)	296	901	905

Net capital gains (loss) on disposal of assets	287	943	914

Write off of trade receivables and inventories(b)	(548)	(455)	—
Write off of other assets(c)	(473)	(141)	—
Cost linked to the termination or disposal of activities (d)	(2)	(302)	(224)
Other financial revenue (expense)	(1)	(146)	—
Other	(93)	(112)	(67)

Other revenue (expense)	(1,117)	(1,156)	(291)

Total	(830)	(213)	623

(a) of which:
— disposal of Abatis shares	—	—	132
— disposal of Alstom shares	—	1,122	—
— disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares	261	467	714
— disposal of Nexans securities	(22)	(692)	—
— disposal of Alcatel Microelectronics shares	221	—	—
— miscellaneous (less than € 100 million of net value each)	(164)	4	59
(b) of which:
— related to the Carrier networking segment	(90)	(110)	—
— related to the Optics segment	(440)	(345)	—
— related to the e-Business segment	—	—	—
— related to the Space and Components segment	(18)	—	—
(c) of which:
— impairment of fixed assets in Optics segment	(394)	—	—
(d) of which:
— shut down of the LMDS activity	—	(32)	(224)
— disposal of CPE activities	10	(166)	—
— write off of acquired technologies	(9)	(82)	—
— miscellaneous	(3)	(22)	—

Note 7 — Income tax

(a) Analysis of income tax (benefit) charge

	2002	2001	2000

	(in millions of euros)
Current income tax (benefit) charge	(283)	151	638
Deferred income tax charge (credit), net	264	(1,412)	(141)

Income tax (benefit) charge	(19)	(1,261)	497

      Due to the decision taken to carry-back tax losses, mainly in France, a current income tax profit has been recorded during 2002 (see Note 29b) of which the counterpart is a charge in deferred income tax.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Given income expectations and local tax regulations, in the second quarter 2002 the Group extended the scope of countries where deferred tax assets are no longer recorded.

      These two events explain why there was a deferred income tax charge at the end of December 2002 of € 0.3 billion, compared to a deferred income tax benefit of more than € 1.4 billion for the same period of 2001.

Geographical origin:

	2002	2001	2000

	(in millions of euros)
France	(264)	(13)	338
Foreign	(19)	164	300

Current income tax	(283)	151	638

France	101	(676)	(69)
Foreign	163	(736)	(72)
Deferred income tax	264	(1,412)	(141)

Income tax	(19)	(1,261)	497
France	(1,914)	(853)	1,016
Foreign	(2,724)	(5,346)	704

Income before tax (after amortization of goodwill)	(4,639)	(6,199)	1,720

(b) Effective income tax rate

      The effective tax rate can be analyzed as follows:

	2002	2001	2000

	(in millions of euros, except for
	percentages)
Income before taxes, share in net income of equity affiliates, amortization of goodwill and purchased R&D	(4,050)	(4,266)	2,296
Average income tax rate	35.6%	34.7%	34.4%

Expected tax	(1,442)	(1,480)	790

Impact of:
— reduced taxation of certain revenues(a)	(5)	(92)	(160)
— (utilization) unrecognized tax loss carry forwards	1,903	388	(253)
— tax credits	(25)	(33)	(105)
— other permanent differences	(450)	(44)	225

Actual income tax (benefit) charge	(19)	(1,261)	497

Effective tax rate	0.5%	29.6%	21.6%

(a)	Primarily capital gains on disposal of assets.

     Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income before taxes.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Deferred tax balances

      Deferred tax (liabilities) assets are included in the following captions of the consolidated balance sheet:

	2002	2001	2000

	(in millions of euros)
Other accounts receivable
— current assets	631	1,473	841
— non-current assets	1,525	1,626	880

Total deferred tax assets(a)	2,156	3,099	1,721

Other payables
— current liabilities	(43)	(367)	(154)
— non-current liabilities	(69)	(162)	(418)

Total (a)	(112)	(529)	(572)

Net deferred tax (liabilities) assets	2,044	2,570	1,149

(a)	See notes 16 and 26.

     The Group carries out an analysis of its deferred taxes in each country by applying the particular national tax regulations regarding tax losses carried forward to each subsidiary.

      Due to the importance of tax losses in 2002 within certain companies or tax grouping, it was decided, in the second half of 2002, to extend the scope of countries where deferred tax assets are no longer recorded. Moreover, deferred tax assets have been assessed with tax results forecasts and Alcatel’s ability to recover those assets. Only deferred tax assets for which supportable and tangible proof exists for their recovery in the future were recorded as of December 31, 2002.

      Non-current deferred tax assets primarily relate to accrued pension and retirement obligations, other non-tax deductible reserves and tax loss carry forwards.

      Deferred taxes that are not recognized because of their uncertain recovery, amount to € 4,128 million, € 2,488 million and € 2,423 million respectively at December 31, 2002, 2001 and 2000.

(d) Tax losses carried forward

      Tax losses carried forward and not yet utilized represent a potential tax saving of € 4,292 million at December 31, 2002, € 2,986 million at December 31, 2001 and € 2,018 million at December 31, 2000.

      Tax losses carried forward expire as follows:

Amount

(in millions
of euros)
Years
2003	71
2004	17
2005	9
2006	304
2007 and thereafter	3,891

Total	4,292

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Earnings per share

      Earnings per share is calculated in compliance with IAS 33.

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

      Diluted earning per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by consolidated subsidiaries. Net income is adjusted for after net tax interest expense of related convertible and redeemable bonds. The dilutive effect of stock option plans is calculated using the treasury stock method.

      Basic and diluted earning per share are computed for each category of share:

—	Class A shares

—	Alcatel Optronics tracking shares: Class O

      The percentage of economic interest in the Optronics Division is represented by a fraction, the numerator of which is the number of shares outstanding and the denominator of which is the number of notional shares deemed outstanding. This percentage was 17.39% for the period beginning on the date on which the Class O shares were issued until December 31, 2000.

      Due to the acquisition of Kymata Ltd in a stock-for-stock transaction by the Optronics division in 2001, the economic interest was adjusted for 2001. The total number of notional Class O shares deemed outstanding increased:

—	by the number of new Class O shares issued, i.e. 9,015,000 shares, and

—	by the Class O share equivalents of the Class A shares issued (2,200,000), computed on the basis of O and A shares issuing prices (Class O share: € 6.9060 and Class A share: € 14.7750), i.e. 4,706,777 Class O share equivalents.

      After the transaction, the total number of notional Class O shares deemed outstanding represented 108,596,777 shares.

      The economic interest (the tracked percentage) for 2001 and 2002 amounted to 23.5% (25,515,000/108,596,777). The non-tracked percentage for 2001 and 2002 amounted to 76.5%.

      The earnings per share for Class A shares is computed by deducting from the total net consolidated income, the part of income allocated to Class O shares.

      The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period disclosed:

	Class A share			Class O share

	Net income	Number of	Per share	Net income	Number of	Per share
	(in million of euros)	shares	amount	(in million of euros)	shares	amount

2002
Basic earnings per share	(4,647)	1,164,564,095	€(3.99)	(98)	25,503,420	€(3.86)
Stock option plans	—	—	—	—	—	—
Notes mandatorily redeemable for shares	—	—	—	—	—	—

Diluted earnings per share	(4,647)	1,164,564,095	€(3.99)	(98)	25,503,420	€(3.86)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A share:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 63,321,349 shares and no share equivalents.

Class O share:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 11,655 shares and no share equivalents.

Shares subject to future issuance

      The number of outstanding subscription options as of December 31, 2002 was 99,870,971 for Class A shares and 1,140,765 for Class O shares. These shares subject to option were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect. Furthermore, notes mandatorily redeemable for shares issued on December 19, 2002 (i.e. 120,786,517 bonds) were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

	Class A share			Class O share

	Net income	Number of	Per share	Net income	Number of	Per share
	(in million of euros)	shares	amount	(in million of euros)	shares	amount

2001
Basic earnings per share	(4,935)	1,139,218,457	€(4.33)	(28)	18,924,581	€(1.47)
Stock option plans	—	—	—	—	—

Diluted earnings per share	(4,935)	1,139,218,457	€(4.33)	(28)	18,924,581	€(1.47)

Class A share:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 74,287,875 shares and no share equivalents.

Class O share:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 123,400 shares and no share equivalents.

Shares subject to future issuance:

      The number of outstanding subscription options as of December 31, 2001 was 101,907,539 for Class A shares and 1,432,650 for Class O shares. These shares subject to option were not taken into account in the calculation of diluted earnings per share because of their antidilutive effect.

	Class A share			Class O share

	Net income	Number of	Per share	Net income*	Number of	Per share
	(in million of euros)	shares	amount	(in million of euros)	shares	amount

2000
Basic earnings per share	1,322	1,060,584,401	€1.25	2	16,500,000	€0.14
Stock option plans	—	41,311,987	—	—	—	—

Diluted earnings per share	1,322	1,101,896,388	€1.20	2	16,500,000	€0.14

*	Taken into account from October 20, 2000, the initial issuance date.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A share:

      The 7% convertible bonds issued by DSC in 1997 having a potential dilutive effect in the future, were not included in the calculation of diluted earnings per share because of their antidilutive effect.

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 70,297,022 shares and no share equivalents.

Note 9 — Goodwill, net

		2002			2001			2000

	Amort.	Gross	Cumulative		Gross	Cumulative
Acquisitions	length	value	amortization	Net	value	amortization	Net	Net

	(in millions of euros)
CFA(a)	20	3,614	2,270	1,344	3,614	2,089	1,525	1,706
Telettra	20	1,703	1,279	424	1,703	1,237	466	508
Alcatel Cable	—	—	—	—	—	—	—	299
“Optical fibers” and
“submarine cables” activities (b)	20	328	115	213	328	98	230	—
Alcatel Submarine Networks Tel	20	926	761	165	980	793	187	201
Alcatel Network Systems Inc.	20	635	458	177	755	520	235	246
AEG Kabel	—	—	—	—	—	—	—	90
Alcatel Space	20	1,148	177	971	1,148	121	1,027	435
Thales	20	261	65	196	427	84	343	769
Xylan / Packet Engines	20	1,415	933	482	1,684	1,074	610	1,461
Assured Access	—	287	287	—	341	341	—	295
Internet Devices	—	130	130	—	155	155	—	136
Innovative Fibers	—	114	114	—	134	78	56	132
Alcatel Shanghai Bell	20	205	5	200	—	—	—	—
Other	5 to 20	997	572	425	1,248	670	578	765

Total		11,763	7,166	4,597	12,517	7,260	5,257	7,043

(a)	The goodwill mentioned under the line CFA corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s.

(b)	The value of goodwill, net for the optical fibers activity was zero.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     During 2002, change of gross values and reserves for goodwill are as follows:

				Other
Gross value	31/12/2001	Acquisitions	Disposal	movements	31/12/2002

	(in millions of euros)
CFA	3,614	—	—	—	3,614
Telettra	1,703	—	—	—	1,703
“Optical fibers” and “submarine cables” activities	328	—	—	—	328
Alcatel Submarine Networks Tel	980	—	—	(54)	926
Alcatel Network Systems Inc.	755	—	—	(120)	635
Alcatel Space	1,148	—	—	—	1,148
Thales	427	—	(166)	—	261
Xylan / Packet Engines	1,684	—	—	(269)	1,415
Assured Access	341	—	—	(54)	287
Internet Devices	155	—	—	(25)	130
Innovative Fibers	134	—	—	(20)	114
Alcatel Shanghai Bell	—	213	—	(8)	205
Other	1,248	45	(252)	(44)	997

Total	12,517	258	(418)	(594)	11,763

      Until July 1, 2002, Alcatel Shanghai Bell was accounted for under the equity method. Since July 1, 2002, Alcatel Shanghai Bell is fully consolidated following Alcatel’s acquisition of an additional 18.35% interest and a preliminary goodwill of € 213 million was booked.

      During the third quarter 2002, Alcatel disposed of 10.3 million Thales shares, resulting in a decrease of € 166 million in goodwill and a € 39 million decrease in the cumulative amortization relating to Thales.

      The acquisition of Astral Point during the first half 2002 was financed with a capital increase. By applying “pooling of interest” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation No. 99-02) € 162 million, representing the difference between the acquisition price and the net value of Astral Point’s assets and liabilities, was charged to shareholders’ equity.

      Additionally, the acquisition of Telera during the second half 2002, was financed with a capital increase. “Pooling of interest” accounting for stock-for-stock business combinations was also applied to this acquisition. € 60 million, representing the difference between the acquisition price and the net value of Telera’s assets and liabilities, was charged to shareholders’ equity.

      The acquisition of Kymata in September 2001 was financed with a capital increase. Pooling of interest accounting was applied to this acquisition. As a result, € 76 million representing the differences between the net value of Kymata’s assets and liabilities and the acquisition price, was charged to shareholders’ equity.

      Goodwill of € 632 million on Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the remaining 49% interest held by Thales. The disposal of Thales shares as payment for the minority interest in Alcatel Space reduced the gross value of the goodwill relating to Thales by € 305 million.

      The disposal of 7 million Thales shares in November 2001 reduced the gross value of goodwill related to Thales by € 126 million.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Changes in
		2002	Exceptional	consolidated	Other
Amortization	31/12/2001	Appropriation	Amortization	companies	movements	31/12/2002

	(in millions of euros)
CFA	2,089	181	—	—	—	2,270
Telettra	1,237	42	—	—	—	1,279
“Optical fibers” and
“submarine cables” activities	98	17	—	—	—	115
Alcatel Submarine Networks Tel	793	15	—	—	(47)	761
Alcatel Network Systems Inc.	520	23	—	—	(85)	458
Alcatel Space	121	56	—	—	—	177
Thales	84	20	—	(39)	—	65
Xylan/Packet Engines	1,074	33	—	—	(174)	933
Assured Access	341	—	—	—	(54)	287
Internet Devices	155	—	—	—	(25)	130
Innovative Fibers	78	—	53	—	(17)	114
Alcatel Shanghai Bell	—	5	—	—	—	5
Other	670	56	89	(221)	(22)	572

Total	7,260	448	142	(260)	(424)	7,166

      An exceptional write-off of goodwill of € 70 million was booked during the fourth quarter 2001 and € 53 million during the second quarter 2002 relating to the goodwill of Innovative Fibers.

      An exceptional write-off of goodwill was booked during the second quarter 2001 relating to the goodwill of Xylan/ Packet Engine, Assured Access and Internet Devices (€ 848 million, € 297 million and € 136 million, respectively).

      The method applied for the goodwill impairment test performed in 2002 is described in note 1f.

Note 10 — Other intangible assets, net

(a) Changes in other intangible assets

	Gross value

	Software	Other *	Total

	(in millions of euros)
December 31, 1999	621	264	885

Additions	213	21	234
Disposals	(73)	(9)	(82)
Other movements	245	64	309

December 31, 2000	1,006	340	1,346

Additions	230	44	274
Disposals	(128)	(20)	(148)
Other movements	(146)	(68)	(214)

December 31, 2001	962	296	1,258

Additions	144	6	150
Disposals	(112)	(18)	(130)
Write-off	(57)	(1)	(58)
Other movements	(308)	(32)	(340)

December 31, 2002	629	251	880

*	As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value € 226 million and € 10 million in amortization).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Changes in accumulated depreciation of other intangible assets

	Accumulated depreciation

	Software	Other *	Total

	(in millions of euros)
December 31, 1999	438	134	572

Depreciation charge	149	33	182
Write-backs	(72)	(8)	(80)
Other movements	145	23	168

December 31, 2000	660	182	842

Depreciation charge	162	126	288
Write-backs	(124)	(17)	(141)
Other movements	(134)	(69)	(203)

December 31, 2001	564	222	786

Depreciation charge	192	31	223
Write-backs	(108)	(18)	(126)
Write-off and exceptional depreciations	(12)	8	(4)
Other movements	(281)	(30)	(311)

December 31, 2002	355	213	568

*	As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value € 226 million and € 10 million in amortization).

(c) Changes in other intangible assets, net

	Net value

	Software	Other*	Total

	(in millions of euros)
December 31, 1999	183	130	313

Additions	213	21	234
Net impact of disposals	(1)	(1)	(2)
Depreciation charges	(149)	(33)	(182)
Other movements	100	41	141

December 31, 2000	346	158	504

Additions	230	44	274
Net impact of disposals	(4)	(3)	(7)
Depreciation charges	(162)	(126)	(288)
Other movements	(12)	1	(11)

December 31, 2001	398	74	472

Additions	144	6	150
Net impact of disposals	(4)	—	(4)
Depreciation charges	(192)	(31)	(223)
Write off and exceptional depreciations	(45)	(9)	(54)
Other movements	(27)	(2)	(29)

December 31, 2002	274	38	312

*	As a result of the application of new standards in 1999 (treatment of the acquisition of DSC according to the pooling of interest method), these acquired technologies have been eliminated from the other intangible assets (gross value € 226 million and € 10 million in amortization).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Property, plant and equipment

(a) Change in property, plant and equipment

	Gross value

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1999	286	2,517	5,807	1,791	10,401

Additions	4	153	712	731	1,600
Disposals	(32)	(111)	(416)	(158)	(717)
Other changes	(9)	257	808	(399)	657

December 31, 2000	249	2,816	6,911	1,965	11,941

Additions	5	152	684	633	1,474
Disposals	(30)	(133)	(412)	(139)	(714)
Other changes	(35)	(598)	(1,565)	(805)	(3,003)

December 31, 2001	189	2,237	5,618	1,654	9,698

Additions	8	33	168	131	340
Disposals	(4)	(167)	(626)	(230)	(1,027)
Write-off	(9)	(1)	(85)	(65)	(160)
Other changes	(11)	11	(272)	(343)	(615)

December 31, 2002	173	2,113	4,803	1,147	8,236

      Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 1% of the Group’s total property, plant and equipment.

(b) Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1999	38	1,269	4,137	1,134	6,578

Depreciation charge	3	136	728	161	1,028
Write-backs	(7)	(89)	(374)	(136)	(606)
Other changes	8	145	166	(36)	283

December 31, 2000	42	1,461	4,657	1,123	7,283

Depreciation charge	2	129	728	135	994
Write-backs	(6)	(92)	(363)	(117)	(578)
Other changes	(27)	(488)	(1,407)	(281)	(2,203)

December 31, 2001	11	1,010	3,615	860	5,496

Depreciation charge	2	111	572	102	787
Write-backs	6	(102)	(542)	(133)	(771)
Write off and exceptional depreciations	—	129	518	2	649
Other changes	—	(49)	(298)	(77)	(424)

December 31, 2002	19	1,099	3,865	754	5,737

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Changes in tangible assets, net

	Accumulated depreciation

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1999	248	1,248	1,670	657	3,823

Additions	4	153	712	731	1,600
Net impact of disposals	(25)	(22)	(42)	(22)	(111)
Depreciation charges	(3)	(136)	(728)	(161)	(1,028)

Other changes	(17)	112	642	(363)	374

December 31, 2000	207	1,355	2,254	842	4,658

Additions	5	152	684	633	1,474
Net impact of disposals	(24)	(41)	(49)	(22)	(136)
Depreciation charges	(2)	(129)	(728)	(135)	(994)

Other changes	(8)	(110)	(158)	(524)	(800)

December 31, 2001	178	1,227	2,003	794	4,202

Additions	8	33	168	131	340
Net impact of disposals	(10)	(65)	(84)	(97)	(256)
Depreciation charges	(2)	(111)	(572)	(102)	(787)
Write off and exceptional depreciations	(9)	(130)	(603)	(67)	(809)
Other changes	(11)	60	26	(266)	(191)

December 31, 2002	154	1,014	938	393	2,499

      Rental expenses for operating leases for the years ended December 31 are as follows:

	2002	2001	2000

Total	162	192	440

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 — Share in net assets of equity affiliates and net assets and liabilities of discontinued operations

(a) Equity affiliates at December 31:

	Percentage owned			Value in millions of euros

	2002	2001	2000	2002	2001	2000

Shanghaï Bell(1)	—	31.7	31.7	—	233	256
Alstom(2)	—	—	24.0	—	—	226
Altech(3)	—	40.0	40.0	—	10	20
Thales (former Thomson-CSF)(4)	9.7	15.8	25.3	129	292	445
Skybridge	49.9	49.9	49.9	—	3	5
Tesam(5)	—	49.0	49.0	—	—	(6)
Europstar(6)	—	—	51.0	—	—	62
Atlinks	50.0	50.0	50.0	36	51	61
Nexans(7)	—	20.0	—	—	84	—
Other (less than € 50 million)	—	—	—	141	126	83

Total share of equity affiliates				306	799	1,152

Assets and liabilities of discontinued operations	—	—	—	—	—	—

Total				306	799	1,152

(1)	As a result of the acquisition described in note 2, Alcatel’s stake in Alcatel Shanghai Bell increased from 31.65% to 50% and one share, and from July 1, 2002 this company is fully consolidated.

(2)	Further to the disposals described in note 2, Alstom is no longer consolidated as of January 1, 2001 and Alcatel no longer has any ownership interest in Alstom.

(3)	Further the acquisition of the minority interest, Altech is fully consolidated from October 1, 2002.

(4)	Further to the disposals described in note 2, Alcatel’s stake in Thales decreased from 25.29% to 20.03% in July 2001, to 15.83% in November 2001 and to 9.7% in September 2002.

(5)	Tesam is no longer consolidated since April 1, 2002.

(6)	Europstar was accounted for under proportionate consolidation for 2001.

(7)	Following the Initial Public Offering of Nexans described in note 2, Nexans is accounted for under the equity method as of January 1, 2001. After the disposal of shares in October 2002 (also described in note 2), Alcatel’s interest in Nexans decreased from 20% to 15% and Alcatel no longer has a significant influence on Nexans. Therefore, Alcatel’s remaining shares are reclassified as marketable securities.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Information on equity affiliates

      Summarized financial information for Alstom at September 30:

1999/2000*

(in millions of euros)
Balance sheet data
Fixed assets	10,101
Current assets	20,668

Total assets	30,769

Shareholders’ equity	2,012
Minority interest	5,217
Net financial debt	48
Reserves and other liabilities	23,492

Total liabilities and shareholders’ equity	30,769

Income statement data*
Net sales	10,651
Income from operations	447
Net income	103

*	From six month period ended September 30.

      Summarized financial information for Thalès at December 31:

	2002	2001	2000

	(in millions of euros)
Balance sheet data
Fixed assets	4,680	5,114	5,170
Current assets	13,529	14,237	12,139

Total assets	18,209	19,351	17,309

Shareholders’ equity	2,139	2,146	2,425
Minority interests	29	28	7
Financial debt	2,376	3,317	3,243
Reserves and other liabilities	13,665	13,860	11,634

Total liabilities and shareholders’ equity	18,209	19,351	17,309

Income statement data
Net sales	11,105	10,268	8,580
Income from operations	447	471	561
Net income	111	(366)	201

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summarized financial information for Nexans at December 31:

	2001	2000*

	(in millions of euros)
Balance sheet data
Fixed assets	1,040	894
Current assets	1,908	1,998

Total assets	2,948	2,892

Shareholders’ equity	1,096	1,111
Minority interests	104	49
Financial debt	348	205
Reserves and other liabilities	1,400	1,527

Total liabilities and shareholders’ equity	2,948	2,892

Income statement data
Net sales	4,777	4,783
Income from operations	139	169
Net income	30	75

*	Represents unconsolidated combined pro forma financial statements.

     Aggregated financial information for other equity affiliates as if those entities were fully consolidated at and for years ended December 31:

	2002	2001	2000

	(in millions of euros)
Total assets	607	2,998	3,125
Shareholders’ equity	151	1,188	1,367
Net sales	295	1,526	3,400
Net income	(70)	(69)	(104)

Note 13 — Other investments and miscellaneous, net

At December 31:

	2002			2001	2000

	At cost	Provision	Net value	Net value	Net value

	(in millions of euros)
Investments in:
— listed companies(a)	322	(300)	22	238	979
— unlisted companies	531	(286)	245	413	656

Total	853	(586)	267	651	1,635

Electro Banque/ Customer loans and advances (b)	182	(6)	176	384	677
Other(c)	1,948	(1,416)	532	134	1,015

Total	2,983	(2,008)	975	1,169	3,327

(a) Market value	2002: € 31 million 2001: € 490 million 2000: € 2,033 million

(b)	See note 27.

(c)	Change between 2001 and 2002 is mainly due to the loan buy-backs to the SVF Trust and the inception of a deferred payment related to loans sold to this Trust. (see note 29b). € 820 million reserve on 360 Networks bonds at December 31, 2002 and 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Investments in listed companies at December 31, 2002:

	%	Net	Market	Shareholders’	Net
	interest	value	Value	Equity(a)	Income(a)

	(in percentage and millions of euros)
Loral(b)	2.8%	11	14	1,288	(264)
Other (less than € 10 million)		10	17

Total		21	31

(a)	Data set forth is at December 31, 2001 because at December 31, 2002, financial data is generally not published at the closing date of Alcatel’s financial statements.

(b)	Common and preferred shares.

Note 14 — Operating working capital

			Change in	Change
			consolidated	and
	31/12/2001	Cash flow	companies	other	31/12/2002

	(in millions of euros)
Inventories and work in progress, net	6,269	(2,000)	15	(561)	3,723
Receivables and related accounts, net	9,033	(3,436)	614	(403)	5,808
Advances and progress payments, net	223	(110)	42	(8)	147
Advances and customer deposits	(1,693)	173	(40)	78	(1,482)
Accounts payables and accrued expenses	(5,080)	1,084	(271)	105	(4,162)

Need in operational working capital — gross	8,752	(4,289)	360	(789)	4,034

Valuation allowance	(2,516)		(243)	273	(2,486)

Need in operational working capital — net	6,236	(4,289)	117	(516)	1,548

Note 15 — Inventories and work in progress, net

At December 31:

	2002	2001	2000

	(in millions of euros)
Raw materials and goods	1,181	2,242	3,351
Industrial work in progress	696	1,233	1,815
Work in progress on long-term contracts	397	539	596
Finished products	1,449	2,255	2,764

Gross value	3,723	6,269	8,526

Valuation allowance	(1,394)	(1,588)	(1,111)

Net value	2,329	4,681	7,415

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16 — Trade receivables and related accounts, net

	2002	2001	2000

	(in millions of euros)
Receivables on long-term contracts	1,268	2,607	2,637
Receivables bearing interest	462	835	901
Other trade receivables	4,078	5,591	7,706

Gross value	5,808	9,033	11,244

Valuation allowance	(1,092)	(928)	(585)

Net value	4,716	8,105	10,659

Note 17 — Other accounts receivable, net

At December 31:

	2002	2001	2000

	(in millions of euros)
Electro Banque / Customer loans and advances(a)	70	276	255
Advances and progress payments	147	223	130
Prepaid taxes	351	612	497
Deferred taxes(b)	2,156	3,099	1,721
Prepaid expenses	236	234	432
Advances made to employees	21	35	64
Other accounts	1,092	2,389	2,079

Gross value	4,073	6,868	5,178

Valuation allowance	(36)	(17)	(18)

Net value	4,037	6,851	5,160

(a)	See note 27.

(b)	See note 7(c).

Note 18 — Marketable securities

      Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.

      The market value of these securities, excluding listed securities, was € 675 million at December 31, 2002, € 500 million at December 31, 2001 and € 444 million at December 31, 2000.

      Following the disposal of 1,500,000 Nexans shares on October 30, 2002, the remaining interest of the Group in this company was reclassified as listed marketable securities at the market value on the day of the transaction, which was € 44 million. The Group believes that it no longer has a significant influence on this company.

Note 19 — Allocation of 2002 earnings

      The Board of Directors has decided to propose to the Shareholders’ ordinary annual general meeting not to distribute any dividends for the December 31, 2002 fiscal year on the Class A or Class O shares (distribution for previous years: for 2001: € 0.16 per share on 1,215,254,797 Class A shares existing on January 1, 2001, for an aggregate distribution of € 194 million and € 0.10 per share on 25,515,000 Class O

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares, for an aggregate distribution of € 2.6 million. For 2000: € 0.48 per share on 1,212,210,685 Class A shares existing on January 1, 2000, for an aggregate distribution of € 58 million and € 0.10 per share on 16,500,000 Class O shares, for an aggregate distribution of € 1.6 million).

Note 20 — Shareholders’ equity

(a) Stock split by 5

      The shareholders’ meeting of May 16, 2000 approved the split of each former share of nominal value € 10 into five new shares of nominal value € 2, effective on May 22, 2000. Consequently, since that date, each ADS (American Deposit Share) listed in the U.S. on the New York Stock Exchange now represents one Class A share of nominal value € 2.

(b) Capital increase program for employees with subscription stock options plan

      In the framework of a capital increase reserved for employees of the Group, approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at the price of € 50 per share. Each share subscribed included the right to receive 3 options, each exercisable for one Class A share. 275,778 options were granted and are exercisable during a period of one year from July 1, 2004 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a company of the Group whose registered office is located in France at the time the options were granted.

(c) Capital stock and additional paid-in capital:

      At December 31, 2002, the capital stock consisted of 1,239,193,498 Class A shares of nominal value € 2 and 25,515,000 Class O shares of nominal value € 2 (1,215,254,797 Class A shares of nominal value € 2 and 25,515,000 Class O shares of nominal value € 2 at December 31, 2001 and 1,212,210,685 Class A shares of nominal value € 2 and 16,500,000 Class O shares of nominal value € 2 at December 31, 2000).

      During 2002, increases in capital stock and additional paid-in capital amounted to € 224 million. These increases relate to the following actions:

—	issuance of 7,577 Class A shares for € 0.1 million corresponding to the exercise of 7,577 options (additional paid-in capital: € 0.1 million),

—	acquisition of Astral Point in April 2002, which resulted in the issuance of 8,191,172 Class A shares for € 134 million (additional paid-in capital: € 118 million). In addition, of the 1,315,591 bonds redeemable for Alcatel Class A shares issued in this transaction by Coralec (subsidiary of Alcatel) at the price of € 16.41, to cover the exercise of options and the conversion of notes 592,224 bonds were redeemed for an equal number of Alcatel Class A shares, generating a capital increase, including an additional paid in capital of €10 million (additional paid-in capital: € 9 million).

—	acquisition of Telera in August 2002, which resulted in the issuance of 15,047,728 Class A shares for € 79 million (additional paid-in capital: € 49 million). In addition, of the 500,000 bonds redeemable for Alcatel Class A shares issued in this transaction by Coralec (subsidiary of Alcatel) at the price of € 5.26 euros, 100,000 bonds were redeemed for an equal number of Alcatel Class A shares, generating a capital increase, including an additional paid in capital of € 1 million.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Stock options:

      At December 31, 2002, stock option plans were as follows:

					1998	1999	1999-2000
	1996 Plans		1997 Plans		Plan	plans	U.S. plans	2000 plans

					(in number of options)
							USD 21.40
Exercise price	12.96	13.42	19.27	20.95	20.52	€28.40	-USD 84.88	€48.00	48.00	65.00	64.00

								01.04.03	01.07.03	13.12.03	13.12.01
Exercise period								01.04.05	01.07.05	13.12.05	13.12.04
From	01.07.98	01.07.98	01.05.02	11.12.02	09.12.03	08.09.04		31.12.05	30.06.04	31.12.05	12.12.08
To	31.12.03	31.12.03	31.12.04	31.12.04	31.12.05	31.12.05		31.12.07	30.06.06	31.12.07	12.12.08

Outstanding at
January 1, 1996	—	—	—	—	—	—	—	—	—
Granted	9,069,500	394,000	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—
Forfeited	(185,000)	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 1996	8,884,500	394,000	—	—	—	—	—	—	—

Granted			8,199,500	367,000	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—
Forfeited	(396,000)	(7,500)	(115,000)	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 1997	8,488,500	386,500	8,084,500	367,000	—	—	—	—	—

Granted	—	—	—	—	11,602,500	—		—	—
Exercised	(2,183,950)	(114,000)	—	—	—	—	—	—	—
Forfeited	(10,500)	(5,000)	(45,000)	(5,000)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 1998	6,294,050	267,500	8,039,500	362,000	11,602,500	—		—	—

Granted	—	—	—	—	—	545,000	7,866,630
Exercised	(1,630,425)	(38,250)	(35,000)	(7,500)	—	—	—	—	—
Forfeited	(5,000)	—	(100,000)	—	(85,450)	—	(143650)	—	—
Expired	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 1999	4,658,625	229,650	7,904,500	354,500	11,175,250	545,000	7,722,980	—	—	—	—

Granted	—	—	—	—	—	—	19,407,838	15,239,250	8,905,804	1,235,500	306,700
Exercised	(1,277,690)	(92,750)	(56,000)	—	—	—	(393,296)	(10,000)	—	—	—
Forfeited	—	—	(112,500)	(2,500)	(412,000)	(46,250)	(3,060,818)	(923,120)	(47,328)	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2000	3,380,935	136,500	7,736,000	352,000	10,763,250	498,750	23,676,704	14,306,130	8,858,476	1,235,500	306,700

Exercised	(732,728)	(1,250)	(15,000)	—	—	—	(261,205)	(3,000)	(208)	—	—
Forfeited	—	—	(30,000)	—	(60,000)	(5,000)	(3,327,376	(161,500)	(122,532)	(130,150)	(3,600)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2001	2,648,207	135,250	7,691,000	352,000	10,703,250	493,750	20,088,123	14,141,630	8,735,736	1,105,350	303,100

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					1998	1999	1999-2000
	1996 Plans		1997 Plans		Plan	plans	U.S. plans	2000 plans

					(in number of options)
Exercised	(6,577)	—	(1,000)	—	—	—	—	—	—	—	—
Forfeited	(12,000)	—	(157,500)	(30,000)	(306,000)	(22,500)	(3,871,401)	(581,075)	(37,684)	(40,000)	(5,100)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2002	2,629,630	135,250	7,532,500	322,000	10,397,250	471,250	16,216,722	13,560,555	8,698,052	1,065,350	298,000

	2001 plans

	(in number of options)
Exercise price	50.00	50.00	41.00	39.00	32.00	19.00	9.00	20.80	€9.30	€20.80

Exercise period
From	07.03.02	01.07.04	02.04.02	02.04.02	15.06.02	03.09.02	15.11.02	19.12.02	19.12.02	01.01.05
	07.03.05	01.07.05			15.06.05	03.09.05	15.11.05	19.12.05	19.12.05	01.01.06
To	06.03.09	30.06.05	01.04.09	01.04.09	14.06.09	02.09.09	14.11.09	18.12.09	18.12.09	31.12.05
	06.03.09	30.06.06			14.06.09	02.09.09	14.11.09	18.12.09	18.12.09	31.12.06

Granted	37,668,588	275,778	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	1,220,000
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,075,160)	(825)	(7,050)	—	(19,350)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2001	36,593,428	274,953	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	1,220,000

Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,271,749)	(2,343)	(5,500)	—	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)	(301,180)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2002	35,321,679	272,610	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600	918,820

	2002 plans

	(in number of options)
Exercise price	17.20	16.90	14.40	13.30	5.20	3.20	4.60	5.40

Exercise period
From	15.02.03	02.04.03	13.05.03	03.06.03	02.09.03	07.10.03	14.11.03	02.12.03
	15.02.06		13.05.06	03.06.06	02.09.06	07.10.06	14.11.06	02.12.06
To	14.02.10	01.04.10	12.05.10	02.06.10	01.06.10	06.10.10	13.11.10	01.12.10
	14.02.10		12.05.10	02.06.10	01.06.10	06.10.10	13.11.10	01.12.10

Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	—	—	—	—	—	—	—	—
Forfeited	(14,250)	(1,000)	—	(17,660)	(64,250)	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050

      There are within the Group options granted by Alcatel USA, Inc. for the benefit of key employees of US and Canadian companies in the Telecom sector. These options related to the purchase of Alcatel Class A ADSs. In 2000 and 2001, the corresponding options amounted to 25.7 million Class A ADS and 20.1 million Class A ADS (or 25.7 million Class A shares and 20.1 million Class A shares). At December 31, 2002, 16,216,722 options under this plan were unexercised (see the following table).

      The option plans of companies that were acquired by Alcatel now provide for the issuance of Alcatel Class A shares or ADSs upon exercise of options granted under such plans in an amount determined by

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

applying the exchange ratio used in the acquisition to the number of shares of the acquired company which were the subject of the options (see the following table).

      The following table sets forth the U.S. and Canadian company, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2002, the weighted average exercise price and the weighted average exercise period.

		Outstanding options			Exercisable options

			Weighted	Weighted	Amount
	Exercise price	Number	remaining	average	exercisable	Weighted
	(giving right to	outstanding at	exercise period	exercise	at	average
Issuer	one Class share or ADS)	31/12/2002*	(years)	Price	31/12/2002*	exercise price

Packet Engines	USD 0.29-USD 0.86	17,862	5.11	0.57 USD	17,862	0.57 USD
Assured Access	USD 0.74-USD 1.85	0	—	—	0	—
Xylan	USD 0.05-USD 18.14	3,625,210	5.18	9.01 USD	3,448,093	8.97 USD
Internet Devices Inc.	USD 0.26-USD 1.17	33,614	5.96	0.95 USD	31,536	0.94 USD
DSC	USD 16.57-USD 44.02	135,183	3.71	29.23 USD	135,183	29.23 USD
Genesys	USD 0.01-USD 41.16	4,300,115	6.27	20.47 USD	3,736,709	19.27 USD
Newbridge	USD 11.72-USD 52.48	11,297,589	3.43	28.81 USD	11,296,981	28.81 USD
Astral Point	EUR 0.29-EUR 58.71	597,549	8.41	17.96 EUR	216,581	26.13 EUR
Telera	EUR 0.43-EUR 6.36	332,331	8.03	5.42 EUR	171,280	5.00 EUR

Total number of options		20,339,453			29,932,270

*	Number of Alcatel Class A shares.

     In total, the stock purchase options granted in the United States and in the Canada concern 36,556,175 options which had not been exercised at December 31, 2002. Except in the case of Astral Point and Telera, upon exercise, Alcatel will not issue new Class A ADSs (or, consequently, Class A shares); the options give rights to purchase existing Class A ADSs.

      The existing options plans of Alcatel Optronics U.K. Ltd (ex Kymata Ltd) acquired in September 2001, provided for this issuance of up to 402,595 Class O ADS or Alcatel O shares at an exercise price ranging from € 0.80 to € 35.15. At December 31, 2002 options to purchase 179,665 Class O shares were outstanding. Alcatel Optronics UK Ltd funds the option exercise by redeeming ORAs for Class O shares subscribed by this company.

(e) Distributable retained earnings

      Not all consolidated retained earnings may be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. There are no distributable retained earnings of Alcatel, the parent company, at December 31, 2002 (€ 5,594 million at December 31, 2001 and € 8,785 million at December 31, 2000).

(f) Treasury stock

      Alcatel has set up a buy back program authorized by the shareholders’ ordinary annual general meetings held on June 18, 1998, June 10, 1999, May 16, 2000, September 20, 2000 and May 3, 2001, both on the Class A shares and Class O shares, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchase concerns up to the maximum of 10% of the capital stock over a period of up to eighteen months from the latest shareholders’ general meeting. As part of this program, no shares had been purchased as of December 31, 2002 (30,343,255 shares had been purchased as of December 31, 2001 for a total of € 565 million and 35,558,255 shares had been purchased as of December 31, 2000 for a total of € 631.5 million).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Alcatel shares owned by Group consolidated subsidiaries which amounted to € 1,734 million at December 31, 2002 (€ 1,842 million at December 31, 2001 and € 2,023 million at December 31, 2000) are deducted at cost from consolidated retained earnings.

Note 21 — Minority interests

(in millions of euros)

Balance at December 31, 1999.	463

Other changes(a)	(31)
Minority interests in 2000 income	3

Balance at December 31, 2000.	435

Other changes(b)	(221)
Minority interests in 2001 income	5

Balance at December 31, 2001.	219

Other changes(c)	106
Minority interests in 2002 income	18

Balance at December 31, 2002.	343

(a)	Corresponds to the net effect of acquisitions and disposals of other minority interests.

(b)	Of which € (48) million related to the disposal of Nexans and € (160) million related to the buy-back of the minority interests of Alcatel Space.

(c)	Of which € 252 million related to the consolidation of Alcatel Shanghai Bell.

Note 22 — Other equity

      On December 19, 2002, Alcatel issued 120,786,517 bonds, of nominal value € 5.34 each, mandatorily redeemable for new or existing Class A shares (ORANE), for a total amount of € 645 million, with a maturity date of December 23, 2005. The notes carry an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to € 1.09115 for each bond.

      For the repayment of the ORANEs, Alcatel will either issue new shares, or use treasury shares held by consolidated companies, or shares acquired not for cash but in connection with restructuring operations. The interest due for 2002 was € 1.2 million.

Note 23 — Pensions and post-retirement benefits

      The Group sponsors various defined benefit pension plans. In France, all Group’s employees elect to benefit from the retirement indemnity scheme. In other countries, the employee groups covered and the type of retirement plan depend on local regulation and practices.

      Defined benefit pension plans, liabilities and prepaid expenses are determined in accordance with the accounting principles presented in note 1k.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For defined benefit plans requiring an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (sales, salary increases), company by company. The assumptions for 2002, 2001 and 2000 are as follow:

	2002	2001	2000

Discount rate*	3.75-8%	5-7%	4.5-7%
Future salary increases	0.5-5%	0.5-5%	1-8%
Expected long-term return on assets	5-8%	5-9%	5-8%
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years	15 years

*	Bracket of rates used by main units of the Group.

     The above rates are broken down by geographical area as follows for 2002:

			Expected long-term
	Discount rate	Future salary increases	return on assets

France	5.5%	0.5%-2%	5%
Germany	6%	2%-3%	7%
Rest of Europe	3.75%-7%	0%-7%	1.5%-8%
North America	6.4%-8%	0%-5%	7%-8%
South America	13%	10%	15%
Other	2%-9%	3%-4.5%	1.5%-6%

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension benefits

	2002	2001	2000

	(in millions of euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	3,305	4,080	4,043
Service cost	138	131	157
Interest cost	180	181	202
Plan participants’ contributions	8	8	11
Amendments	101	23	55
Business combinations	1	8	10
Disposals	(157)	(741)	(3)
Curtailments	(73)	—	(5)
Settlements	(44)	(90)	(85)
Special termination benefits	(1)	(5)	—
Actuarial loss/gain	139	(143)	(106)
Benefits paid	(250)	(184)	(248)
Other (foreign currency translation)	(77)	37	49

Benefit obligation at end of year	3,270	3,305	4,080

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	2,281	2,904	2,710
Actual return on plan assets	(36)	(47)	288
Employers’ contribution	103	81	76
Plan participants’ contributions	8	8	12
Amendments	78	15	9
Business combinations	19	(1)	3
Disposals	(71)	(478)	(1)
Curtailments	—	—	(2)
Settlements	(83)	(100)	(86)
Benefits paid/Special termination benefits	(129)	(133)	(153)
Other (foreign currency translation)	(33)	32	47

Fair value of plan assets at end of year	2,137	2,281	2,904

Funded status	(1,133)	(1,024)	(1,176)

Unrecognized actuarial loss/gain	45	(118)	(161)
Unrecognized transition obligation	2	(6)	(4)
Unrecognized prior service cost	70	28	49

NET AMOUNT RECOGNIZED	(1,016)	(1,120)	(1,292)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Components of net periodic cost:

	2002	2001	2000

	(in millions of euros)
Service cost	138	130	157
Interest cost	180	181	202
Expected return on plan assets	(110)	(121)	(167)
Amortization of transition obligation	(2)	(1)	(1)
Amortization of prior service cost	5	4	4
Amortization of recognized actuarial gain/loss	(11)	4	5
Effect of curtailments	(35)	(3)	—
Effect of settlements	23	41	—
Special termination benefits	(1)	(4)	(3)

Net periodic benefit cost	187	231	197

Of which operational costs	117	171	164
financial costs	70	60	33

      Plan assets are invested as follows:

	Private and	Equity	Marketable	Property
	public bonds	shares	securities	assets	Total

	(in millions of euros and percentage)
2001	912	950	201	218	2,281
	40%	41%	9%	10%	100%

2002	952	597	390	198	2,137
	45%	28%	18%	9%	100%

Note 24 — Other reserves

(a) Balance at closing

	2002	2001	2000

	(in millions of euros)
Reserves for product sales*	1,489	1,818	1,725
Reserves for restructuring	919	1,113	442
Other reserves	893	1,223	838

Total	3,301	4,154	3,005

*	Accrued contract costs have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Evolution during 2002

					Change in
					consolidated
	31/12/01	Appropriation	Used	Reversals	companies	Other	31/12/02

	(in millions of euros)
Reserves for product sales	1,818	845	(534)	(523)	8	(125)	1,489
Reserves for restructuring	1,113	1,100	(1,105)	(19)	(41)	(129)	919
Other reserves	1,223	282	(221)	(175)	39	(255)	893
Total	4,154	2,227	(1,860)	(717)	6	(509)	3,301

Effect on the income statement (net of expenses booked):
— income from operations		(910)		590			(320)
— financial income		(1)		32			31
— restructuring costs		(1,100)		19			(1,081)
— other revenue (expense)		(188)		31			(157)
— taxes		(28)		45			17

Total		(2,227)		717			(1,510)

(c) Analysis of reserves for restructuring

	2002	2001	2000

	(in millions of euros)
Opening balance	1,113	442	793
Expensed during year	(1,105)	(665)	(472)
New plans and adjustments to previous estimates(b)	1,081 (a)	1,389	143
Effect of acquisition (disposal) of consolidated subsidiaries	(41)	(62)	(7)
Currency transaction adjustments and others	(129)	9	(15)

Closing balance	919	1,113	442

(a)	Restructuring costs amounted to € 1,474 million, of which € 393 million related to fixed asset write-offs and € 1,081 million related to new plans.

(b)	Restructuring costs presented in the income statement include effects of new plans and adjustments to previous estimates as well as write-offs of assets realized in connection with these plans.

     For 2002, the restructuring reserves concern mainly:

—	Costs linked to the continuation of restructuring in the U.S. (carrier networking activities).

—	Costs linked to the continuation of layoffs in European activities (carrier networking activities).

—	Costs linked to restructuring in optics division, mainly optronics and optical fiber.

      For 2001, the restructuring reserves concern mainly:

—	Costs relating to outsourcing of Alcatel’s GSM handsets to Flextronics (the € 87 million receivable from disposal of inventories to Flextronics is registered under the line “other accounts receivable”).

—	Severance costs and asset write-offs linked to restructuring in the U.S.

—	Closing costs of the factory of Saft in Tijuana, Mexico.

—	Costs relating to the announced reorganization of the optics division.

—	Costs linked to restructuring in European activities.

      For 2000, the restructuring reserves relate mainly to severance costs incurred by Alcatel Networks Corporation, Alcatel CIT and Nexans Deutschland.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 25 — Financial debt

(a) Bonds and notes issued

	2002	2001	2000

	(in millions of euros)
Convertible bonds loans	—	—	—
Other bonds and notes	5,325	5,969	4,972

Total	5,325	5,969	4,972

      The main changes for 2002 are as follows:

—	Repayment on March 20, 2002 of the residual Yen 28 billion (€ 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

—	Repayment on June 20, 2002 of the residual € 315 million on € 600 million in bonds with a floating rate issued by Alcatel in June 2000,

—	Buy-back and cancellation of bonds in the amount of € 86 million (€ 41 million related to bonds maturing in September 2003, € 21 million related to bonds maturing in October 2003, € 17 million related to bonds maturing in February 2004 and € 7 million related to bonds maturing in February 2009).

      The main changes for 2001 are as follows:

—	Issuance by Alcatel, on December 7, 2001, of € 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

—	Issuance by Alcatel, on December 3, 2001, of an additional € 120 million of the € 1 billion bonds issued in February 1999, bearing interest at a fixed rate of 4.375% and maturing on February 17, 2009.

—	Issuance of a 40 million Singapore dollars in bonds (€ 25 million) bearing interest at a 4% rate and maturing on October 11, 2004.

—	Repayment on October 31, 2001, of Yen 2 billion (€ 18 million) on Yen 30 billion in bonds (€ 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.

—	Repayment on December 20, 2001, of € 285 million on € 600 million in bonds with a floating rate (Eonia + 24 basis points) issued by Alcatel on June 20, 2000 and maturing on June 20, 2002.

      The main changes for 2000 are as follows:

—	Further to the issuance by Alcatel in March 2000 on the Japanese market of a bond with a maturity of 2 years bearing interest at a fixed rate of 0.41%, the debt has increased by Yen 30 billion (€ 280 million). This debt was swapped into euros.

—	Issuance by Alcatel, on June 20, 2000, of € 600 million in bonds with a floating rate (Eonia + 24 basis points) and maturing on June 20, 2002.

—	Repayment of € 75 million of Samouraï bonds amounting to Yen 20,000 million issued in 1997.

—	Repayment of USD 500 million bond issued on June 15, 1998, amounting to € 498 million.

—	Issuance by Alcatel, on September 12, 2000, of € 600 million in bonds with a floating rate (Euribor 3 months + 15 basis points) and maturing on September 12, 2003.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	Issuance by Alcatel, on September 15, 2000, of € 1,000 million in bonds at a 5.875% rate and maturing on September 15, 2005.

(b) Other borrowings

	2002	2001	2000

	(in millions of euros)
Short-term borrowings and bank overdrafts	244	1,454	2,277
Capital lease obligations	80	105	7
Accrued interest	134	147	134

Total	458	1,706	2,418

(c) Analysis by maturity date:

	2002	2001	2000

	(in millions of euros)
Short-term financial debt	1,096	1,796	1,813

2002	—	—	945
2003	—	1,068	1,259
2004	829	854	836
2004	1,088	1,145	1,126
2005	1,415	1,429	—
2006	—	—	1,411
2006 and thereafter	279
2007	—	1,383	—
2007 and thereafter	1,076	—	—

Long-term financial debt	4,687	5,879	5,577

Total	5,783	7,675	7,390

(d) Long-term financial debt

      Analysis by currency and interest rate:

	Weighted average interest rate

	2002	2001	2000	2002		2001	2000

	(in percentage and millions of euros)
Euro*	5.5%	5.3%	4.9%	4,563		4,748	3,770
French franc*	—	5.4%	5.2%	—		1,034	1,145
Deutsche mark	—	4.9%	4.8%	—		15	17
Italian lira	—	—	2.8%	—		—	56
U.S. Dollar	8.0%**	6.0%	6.4%	61	**	7	263
Swiss franc	5.0%	4.4%	4.2%	12		11	11
Spanish peseta	—	—	5.1%	—		—	2
Pound sterling	—	4.0%	—	—		8	—
Other*	3.8%	5.1%	4.5%	51		56	313

Total	5.5%	5.3%	5.0%	4,687		5,879	5,577

*	The rates shown take into account the current portion of the original long-term borrowings (€ 843 million in 2002 and € 558 million in 2001).

**	Long-term debt in US dollars at the end of December 2002 is represented by only one leasing obligation.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Short term financial debt

      Analysis by type:

	2002	2001	2000

	(in millions of euros)
Current portion of:
— bonds and notes issued	843	558	—
— capital lease obligations	10	16	7
— long-term bank borrowings	20	90	333
Short-term borrowings and bank overdrafts:
— lines of credit	53	129	350
— commercial paper	—	502	668
— bank loans	36	354	321
Accrued interest	134	147	134

Total	1,096	1,796	1,813

      Analysis by currency and interest rate:

	Weighted interest rate at December 31,

	2002	2001	2000	2002	2001	2000

	(in percentage and millions of euros)
Euro*	4.1%	3.7%	5.8%	1035	949	450
French franc*	—	3.5%	5.2%	—	14	130
Deutschmark	—	—	5.9%	—	—	5
Italian lira	—	—	3.7%	—	—	16
U.S. dollar	5.6%	5.6%	7.0%	28	437	1,029
Swiss franc	3.0%	2.8%	3.4%	1	3	3
Spanish peseta	—	4.6%	4.6%	—	4	5
Pound sterling	5.0%	11.5%	4.3%	1	33	5
Other*	7.3%	5.2%	6.4%	31	356	170

Total	4.2%	4.6%	6.6%	1,096	1,796	1,813

*	The rates shown do not take into account the current portion of the original long-term borrowings (€ 843 million in 2002 and € 558 million in 2001).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f) Financial debts — Interest rate risk

	2002		2001

	Amount before	Amount after	Amount before	Amount after
	hedging	hedging	hedging	hedging

	(in millions of euros)
Euro at fixed rate	4,760	1,166	4,359	769
Euro at floating rate	837	2,364	1,338	2,533
French franc at fixed rate	—	—	865	614
French franc at floating rate	—	—	183	461
Deutsche mark at fixed rate	—	—	15	—
Deutsche mark at floating rate	—	—	—	—
Italian lira at fixed rate	—	—	—	—
Italian lira at floating rate	—	—	—	—
U.S. dollar at fixed rate	90	590	220	1,267
U.S. dollar at floating rate	—	1,503	224	1,649
Swiss franc at fixed rate	12	1	14	3
Swiss franc at floating rate	—	—	—	—
Spanish peseta at fixed rate	—	—	4	4
Spanish peseta at floating rate	—	—	—	—
Pound sterling at fixed rate	1	1	41	41
Pound sterling at floating rate	—	—	—	—
Other at fixed rate	64	42	404	137
Other at floating rate	19	116	8	197

Total debt at fixed rate	4,927	1,800	5,922	2,835

Total debt at floating rate	856	3,983	1,753	4,840

Total	5,783	5,783	7,675	7,675

      Borrowings originally denominated in currencies of euro zone countries are presently reported in euros.

(g) Credit rating and financial covenant

Credit Ratings. As of January 29, 2002, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	B+	B	Negative	10/04/02
Moody’s	B1	Not Prime	Negative	11/20/02

      On October 4, 2002, Standard & Poor’s lowered its long-term corporate credit and senior unsecured debt ratings relating to Alcatel from BB+ to B+ (with Negative Outlook). The short-term B corporate credit ratings were affirmed. The prior update was on July 12, 2002.

      On November 20, 2002, Moody’s lowered its long-term senior debt rating relating to Alcatel from Ba1 to B1 (with Negative Outlook). The “Not Prime” ratings for Alcatel’s short-term debt were confirmed. The prior update was on July 9, 2002.

Rating clauses affecting Alcatel debt at December 31, 2002

      Because of its current short-term debt rating, the commercial paper market is no longer available to Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Alcatel’s outstanding bonds do not contain clauses which would trigger an accelerated repayment in the event of a lowering of its credit rating. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause which provides that the interest rate will be increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit ratings were lowered to below investment grade status in July 2002, and the 150 basis point increase in the interest rate to 8.5% became effective in December 2002. This bond issue also contains a “step down rating change” clause which provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings move back to investment grade.

Syndicated facility.

      On April 9, 2002, Alcatel closed a € 2,075 million syndicated credit facility available for general corporate purposes. The existing outstanding undrawn bilateral credit lines were cancelled. The facility is comprised of a three year tranche of € 1,375 million and a 364 day tranche of € 700  million maturing on April 9, 2003. The availability of this facility is not dependent upon its credit ratings. At December 31, 2002, this facility was entirely undrawn, and still remains so as of February 3, 2002, the date of the Board of Directors approved the 2002 financial statements. Alcatel’s ability to draw on this facility is conditioned upon its compliance with certain financial covenants (which are identical to the financial covenants of the securitization vendor financing program). There are two ratios, the first one is a gearing ratio (net debt/equity including minority interests) and the second one is a ratio related to the capacity of Alcatel to generate cash and reimburse its debt. Alcatel was in compliance with these financial covenants at the end of 2002. Given the continuing impact of the current economic conditions on Alcatel, Alcatel can provide no assurance that Alcatel will be in compliance with such financial covenants at a future time.

Note 26 — Customers’ deposits and advances

	2002	2001	2000

	(in millions of euros)
Advance payments received on long-term contracts	1,024	1,101	980
Other deposits and advances received from customers	458	592	580

Total customers’ deposits and advances	1,482	1,693	1,560

Note 27 — Debt linked to the bank activity

	2002	2001	2000

	(in millions of euros)
Debt linked to the bank activity*	246	660	932

*	Corresponds to the amount of customer loans and advances presented under the captions “Other investments” and “Other accounts receivable”:

2002: “Other investments” were € 176 million (note 13) and under “Other accounts receivable” € 70 million (note 17).
2001: “Other investments” were € 384 million (note 13) and under “Other accounts receivable” € 276 million (note 17).
2000: “Other investments” were € 677 million (note 13) and under “Other accounts receivable” € 255 million (note 17).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 28 — Other payables

      Analysis is as follows, after appropriation:

	2002	2001	2000

	(in millions of euros)
Accrued payables and other	2,354	3,983	4,770
Wages, salaries and other social payables	1,001	918	1,163
Accrued taxes	380	642	495
Deferred taxes*	112	529	572
Dividends to be paid	—	197	584
Government grants	48	49	26

Total	3,895	6,318	7,610

*	See note 7(c).

Note 29 — Contractual obligations and disclosure related to off balance sheet commitments

(a) Contractual obligations

      The following table presents minimum payments the Group will have to make in the future under contracts and firm commitments. Amounts related to Financial Debt and Capital lease obligations are fully reflected in the consolidated balance sheet.

	Deadline

	Less than			After 5
Contractual cash obligations	one year	1-3 years	4-5 years	years	Total

	(in millions of euros)
Financial debt (excluding capital leases)	1,086	1,902	1,641	1,073	5,703
Capital lease obligations	10	14	53	3	80

Sub-total — included in Balance Sheet	1,096	1,916	1,694	1,076	5,783

Operating leases	120	161	96	171	548
Commitments to purchase fixed assets	33	1	—	—	34
Unconditional purchase obligations(1)	804	943	50	—	1,797

Sub total — Commitments	957	1,105	146	171	2,379

(1)	Other firm commitments result mainly from purchase obligations related to multi-year supply contracts linked to the sale of activities to third parties.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Off balance sheet commitments

      Commitments given as a result of the usual activity of the Group are as follows:

	2002	2001	2000

	(in millions of euros)
Guarantees given on contracts made by entities within the Group or by non-consolidated subsidiaries	8,530	9,746	8,822
Discounted notes receivable	14	63	45
Other contingent commitments	833	1,004	1,281

Sub-total — Contingent commitments	9,377	10,813	10,148

Secured borrowings	262	236	67
Guarantees on cash pooling	807	1,390	1,775

Total	10,446	12,439	11,990

Contingent commitments

	Deadline

	Less than			After 5
Contingent commitments	one year	1-3 years	4-5 years	years	Total

	in millions of euros
Guarantees on Group contracts(1)	2,659	2,638	2,114	615	8,026
Guarantees on third party contracts	154	236	98	16	504
Discounted notes receivable with recourse	14				14
Other contingent commitments	318	28	63	424	833

Total	3,145	2,902	2,275	1,055	9,377

Counter guarantees received	42	135	58	—	235

(1) Reflected in balance sheet					888
Related to interrupted contracts due to customer default					760

      The amounts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse, collateralisation provisions in the guarantees or guarantees given by customers for the Group’s benefit, which are included in the “counter guarantees received” line. Commitments related to product warranties, pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts. For more information concerning litigation see note 33.

      Guarantees given on Group long-term contracts consist of performance bonds issued to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in paragraph b) of this note). Alcatel gives guarantees related to advances and payments received from customers or commits to indemnify the customer if the contract is not performed by the subsidiary contractor in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the line item “product sale reserves” (see note 24) or in inventory reserve. The amounts concerned are given in the preceding table in the specific line item “(1) Reflected in balance sheet”.

      Additionally, most of the performance bonds given to Group customers are insured. Estimated risks related to guarantees should take into account the amount of insurance that may be received in case of a claim.

      Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees on Group contract” as long as the legal release of the guarantee is not obtained. The amounts concerned are specifically disclosed in the preceding table.

      Guarantees given on third party long-term contracts could contingently require the Group to make payments to the guaranteed party based on a non consolidated company’s failure to perform under an obligating agreement. The fair value of these contingent liabilities, corresponding to the premium received by the guarantor for issuing the guarantee, was € 5 million as of December 31,2002.

      No material commitments are omitted in this note 29, in accordance with current accounting rules.

Guarantees granted on borrowings and advance payments received such as security interests

	Deadline

	Less than			After 5
Guarantees on borrowings and advance payment received	one year	1-3 years	4-5 years	years	Total

	(in millions of euros)
Security interests	25	99	1	—	125
Other guarantees granted	77		—	60	137

Total	102	99	1	60	262

Net book value of assets given in guarantee:
— financial assets	20	99	1	—	120
— other assets	5	—	—	—	5

Guarantees on cash pooling

      Not included in the preceding table are guarantees granted to the banks that implement the Group cash pooling. These guarantees cover the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel Central Treasury accounts and its subsidiaries accounts. As of December 31,2002, these guarantees were valued at € 0.8 billion (€ 1.4 billion as of December 31,2001 and € 1.8 billion as of December 31, 2000).

Other specific commitments linked to significant operations

  SVF trust program

      In 1999, Alcatel launched a program of securitization of vendor finance receivables which was amended and restated in June 2000 and further amended in May 2002.

      The main provisions of the newly amended program are as follows:

•	Alcatel has the right to sell a portion or the whole of certain of its vendor finance receivables which meet defined eligibility criteria, to the program for a period of two years from 14 May, 2002

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on a revolving basis. The program is expected to be fully repaid by Alcatel (through a purchase of the remaining receivables) at the end of the fifth year from 14 May, 2002. To the extent that the actual amortization of receivables in the program is less than a notional amortization schedule (which calls for 60% amortization prior to the fifth year), Alcatel will guarantee the difference.

•	The SVF program is supported by a syndicate of banks which provide a backstop liquidity facility on a 364 day basis. Prior to 7 October 2002, the SVF program was principally funded through a Citibank commercial paper conduit vehicle. Following the downgrading by Standard & Poors of Alcatel’s credit rating to B+ on October 4, 2002, the commercial paper conduit was unable to continue to fund the program and the backstop facility provided by the banks was drawn on 7 October to the extent needed to repay the funding previously provided by the commercial paper conduit. This resulted in an increase in the cost of funds to the program to LIBOR plus 300 basis points. The operation of the program is otherwise unaffected by the downgrade of Alcatel on October 4, 2002 and Alcatel may continue (subject to other limitations) to sell new receivables to the program, which will be funded by the syndicate of banks, up to the limit of the available facility.

•	In the event that the banks do not elect to renew their facility in May 2003, Alcatel has the right to draw down the full amount of the facility to ensure the continuation of the program. In these circumstances, during any remaining time of the revolving period, funds not immediately needed by the SVF program to finance receivables would be placed on deposit by it and be available to fund future sales of receivables by Alcatel.

•	The maximum funding available to Alcatel from the sale of receivables is USD 1,173.5 million (approximately 1,1 billion of euros).

•	Prior to the downgrade by Moody’s of Alcatel’s credit rating to Ba1 on July 9, 2002, Alcatel sold receivables to the program, on the basis of selling participations in them without making a legal assignment of the receivables. Following that downgrade, Alcatel is required to make legal assignments of the receivables owned by the program as at that date and of all future receivables sold to the program. This process of legal assignment has been completed by 6 December 2002. Alcatel assigned USD 405 million of receivables and repurchased $31M of receivables not assigned.

•	Alcatel provides credit support to the program in the form of over-collateralisation and certain guarantees. The required level of over-collateralisation is 15%, which means that Alcatel receives 85% of the face value of the receivables which it sells in cash and the remaining 15% is represented by a fully subordinated receivable due from the program. Prior to May 14, 2002 there was no requirement to provide over-collateralisation. The transition from the 100% funding level to the 85% funding level was completed by 31 July, 2002,within the time limit provided for the transition in the program documentation. The transition was achieved by a combination of selling receivables to the program for a cash amount of less than 60% of face value plus a deferred purchase price receivable and by making a cash deposit to the program (Cure Amount). Both the Cure Amount and the deferred purchase price constitute fully subordinated receivables which are accounted for in “Non current financial asset.”

•	The program provides for various Alcatel guarantees, the principal ones being:

—	A first loss guarantee up to 30% of:

—	the program amount during the revolving two year period, or;

—	the funded portion of the program during the amortization period.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	Two portfolio diversification guarantees. Alcatel’s guarantee will exceed the above 30% first loss guarantee to the extent that the portfolio of assets does not comply with stated diversification criteria. This guarantee could be as high as 100%. Non compliance entails a general pool guarantee. As an alternative to including non-compliant receivables in the calculation of this general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of specific receivables that are non-compliant. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.

—	A political risk guarantee which covers all receivables, with some limited exceptions, for up to 100% of principal and interest, in case of political risks including expropriation, political violence, inconvertibility and transfer risks;

—	Other specific guarantees concerning for instance currency risks (if receivables are not denominated in USD) amortization guarantee of the program or completion risks.

•	The program provides for certain early termination events. These include a breach of financial covenants by Alcatel. The financial covenants in question are identical to those defined in April 2002 — Alcatel’s € 2.1 billion syndicated bank facility (see note 25h). These covenants are tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

      Summarized balance sheet of SVF Trust as of December 31, 2002 and December 31, 2001 (in USD million):

	31/12/2002	31/12/2001

	(in millions of USD)
Loan receivables	428	700

Total	428	700

	31/12/2002	31/12/2001

	(in millions of USD)
Certificate of beneficial interest holder	43	36
Trust A notes	321	664
Deferred Purchase Price/Cure amount	64	—

Total	428	700

      As of December 31, 2002 loan receivables held by SVF Trust amounted to $428 million ($700 million as of December 2001, $214 million as of December 31, 2000). Changes during the year 2002 are due to the following events:

—	Alcatel bought back from the SVF Trust receivables with a principal amount of $(754) million,

—	Alcatel sold to the SVF Trust new receivables with a principal amount of $589 million,

—	Receivables were reimbursed for $(107) million.

      The redemption of receivables to the SVF Trust during the exercice 2002 represents a treasury impact of 792 million of euros on the line “decrease (increase) of loans” within the consolidated statement of cash flows.

      The deferred payment representing the difference between the face value of the receivables sold and the funded amount received from the Trust is accounted for in other financial assets in Alcatel’s

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated financial statements and amounts to USD 64 million as of December 31, 2002 (USD 0 million as of December 30, 2001 and USD 0 million as of December 31, 2000).

      As of December 31, 2002, a reserve of 24 millions of euros was booked by Alcatel for risk to given guarantees to the SVF Trust.

      As Alcatel Group owns no equity share in this Trust, this one is not booked in the Group’s accounts in order to comply with the CRC n99-02 regulation.

  Securitization of customer loans

      On May 31, 2002, Alcatel entered into a € 480 million securitization program (the “Securitization”) for the sale of customer loans related to mobile infrastructure contracts to a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution.

      Alcatel is a risk participant on a pari passu basis with the other risk participants (the “Alcatel Risk Participation”) for up to 39.7% of the aggregate amount of loans sold by Alcatel. As is customary for a transaction of this nature, Alcatel has also provided third party and a product liability indemnities capped at € 500 million each.

      As of December 31, 2002, Alcatel sold under the Securitization an aggregate amount of € 150 million in eligible loans, and under the Alcatel Risk Participation, Alcatel is liable for € 50 million of such amount.

  Sale of carry-back receivable

      In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from Alcatel’s decision to carry-back tax losses from prior years. The cash received from this sale was € 149 million corresponding to the discounted value of this receivable that will mature in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. It represents a financial expense of € 6.2 million as of December 31, 2002.

      Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in case of future law or regulation change resulting in a substantial change in the rights attached to the receivable sold.

Note 30 — Market-related exposures

      The Group has a centralized treasury management in order to minimize the Group’s exposure to certain market risks including foreign exchange risk, interest rate risk and counterparty risk.

      The following information is presented in compliance with the requirements of Statement of Financial Accounting Standards N 107 “Disclosure about Fair Value of Financial Instruments”

(a) Purposes for which derivative financial instruments are held or issued

      The Group uses derivative financial instruments with off balance sheet risks primarily to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. Derivative financial instruments held or issued at year-end are mostly hedges of existing or anticipated financial or commercial transactions or are backed to issued debt. Firm commercial contracts and other firm commitments are hedged using forward exchange contracts while commercial bids are hedged using mainly currency options. The duration of such anticipated transactions which are not firmly committed does not usually exceed 18 months.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group controls credit risks related to these financial instruments through credit approvals, investment limits authorization and centralized policies but does not usually require nor accept to deliver pledge of collateral or other guarantees to cover risks linked to these financial instruments.

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

      Hedging gains (losses) deferred at December 31, are as follows:

	2002	2001	2000

	(in millions of euros)
Deferred losses	(756)	(484)	(1,044)
Deferred gains	690	346	842

Net	(66)	(138)	(202)

(c) Fair value

      At December 31, 2002, balance sheet and off-balance sheet financial instruments are as follows:

	Principal	Fair	Carrying
	amount	value	amount

	(in millions of euros)
Balance sheet financial instruments
Assets:
Investments in shares*	267	277	267
Loans / debentures	708	708	708
Receivables from disposal of assets	—	—	—
Investments in notes, bonds and other	473	484	473
Investments in managed funds	243	246	243

Marketable securities (including listed securities)**	716	730	716
Cash and bank deposits	5,393	5,393	5,393
Liabilities:
Financial debt	5,783	5,047	5,783
Off-balance sheet financial instrument
Foreign exchange risk:
Buy / lend:
Forward exchange contract	2,754	(96)
Short-term foreign exchange swaps	462	(9)
Long-term currency swaps	22	(3)
Short-term currency swaps	12	2
Currency option contracts: Call	1,502	74
Put	1,309	71

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Principal	Fair	Carrying
	amount	value	amount

	(in millions of euros)
Sell / borrow:
Forward exchange contract	4,041	300
Short-term exchange swaps	3,670	133
Long-term currency swaps	794	156
Short-term currency swaps	340	58
Currency option contracts: Call	1,802	(74)
Put	755	(50)
Interest rate risk:
Buy / lend:
Long-term interest rate swaps	4,550	225
Short-term interest rate swaps	1,577	47
Interest rate cap contracts	23,849	24
Interest rate floor contracts	288	—
FRA	18,024	335
Interest rates options: Call	191	4
Put	858	1
Sell / borrow:
Long-term interest rate swaps	1,702	(107)
Short-term interest rate swaps	2,508	(51)
Interest rate cap contracts	22,814	(24)
FRA	238	—
Floors	18,069	(335)
Interest rates options: Call	191	(4)
Put	763	(1)

 * There is no significant unrealized losses related to available-for-sale securities.

**	There is no significant unrealized losses related to trading securities.

     At December 31, 2001, balance sheet and off-balance sheet financial instruments are as follows:

	Principal	Fair	Carrying
	amount	value	amount

	(in millions of euros)
Balance sheet financial instruments
Assets:
Investments in shares*	651	903	651
Loans / debentures	518	518	518
Receivables from disposal of assets	—	—	—
Investments in notes, bonds and other	77	83	77
Investments in managed funds	414	417	414

Marketable securities**	491	501	491
Cash and bank deposits	4,523	4,523	4,523
Liabilities:
Financial debt	7,675	7,517	7,675

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Principal	Fair	Carrying
	amount	value	amount

	(in millions of euros)
Off-balance sheet financial instrument
Foreign exchange risk:
Buy / lend:
Forward exchange contract	6,197	115
Short-term exchange swaps	510	2
Long-term currency swaps	36	4
Short-term currency swaps	260	(10)
Currency option contracts: Call	3,029	19
Put	3,795	138
Sell / borrow:
Forward exchange contract	10,950	(67)
Short-term exchange swaps	5,727	(116)
Long-term currency swaps	1,242	(10)
Short-term currency swaps	524	(20)
Currency option contracts: Call	3,403	(28)
Put	3,127	(128)
Interest rate risk:
Buy / lend:
Long-term interest rate swaps	4,693	73
Short-term interest rate swaps	6,502	208
Interest rate cap contracts	21,402	137
FRA	473	3
Floors	17,269	206
Sell / borrow:
Long-term interest rate swaps	2,476	(69)
Short-term interest rate swaps	6,858	(208)
Interest rate cap contracts	19,819	(115)
FRA	472	(2)
Floors	17,503	(211)
Equity:
Sell:
Share option contract call (Alcatel shares)	77,4	(6.9)
Buy:
Share option contract put (Alcatel shares)	50	6.1

*	There is no significant unrealized losses related to available-for-sale securities.

**	There is no significant unrealized losses related to trading securities.

     The fair value of all quoted financial instruments is based on the quoted market price on the last trading day of the year.

      Fair values for non-quoted financial instruments have been estimated using one or more models which indicate a value based on estimates of quantifiable “market” characteristics. The highly judgmental nature of such an undertaking, and the limitations of estimation techniques, make it necessary to caution the users of these financial statements that the values presented for non-quoted financial instruments may differ from those that could have been realized at December 31, 2002. Fair values given are indicative of the interest rates prevailing as at December 31, 2002 and it should be noted that minor changes in

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumptions concerning both these rates and future cash flows and/or methodologies can have a material effect on the estimated values.

      For non-quoted instruments, the following methods and assumptions were used to estimate the fair value of each Class of financial instruments for which it is practicable to estimate that value:

  Instruments used to manage interest rates:

      The fair values of these instruments have been obtained by discounting the future estimated interest differential cash flows, at the current market interest rate at the end of 2002. For option type instruments, the fair values have been estimated by obtaining a market price from a third party bank and/or models widely used inside the financial community.

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

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Other information

      Earliest/ latest maturity dates for each type of off-balance sheet instrument used to hedge foreign exchange risk at December 31, 2002 are as follows:

Maturity date

	Earliest	Latest

Forward exchange contracts	January 2003	July 2005
Short-term exchange rate swaps	January 2003	June 2003
Long-term currency swaps	October 2004	September 2005
Short-term currency swaps	June 2003	September 2003
Currency option contracts:
— call	January 2003	April 2004
— put	January 2003	February 2004

      Earliest/latest maturity dates and lowest/highest interest rate for each type of off-balance sheet instruments used to hedge interest rate risk at December 31, 2001 are as follows:

	Maturity date		Interest rate

	Earliest	Latest	Lowest	Highest

Long-term interest rate swaps	January 2004	October 2011	2.270	7.685
Short-term interest rate swaps	January 2003	December 2003	1.828	10.390
Interest rate cap contracts	January 2003	March 2006	2.500	6.750
FRA	January 2003	September 2003	1.625	3.208
Floors	January 2003	February 2005	2.500	5.200
Interest rates options:
— call	June 2003	July 2003	3.250	3.500
— put	January 2003	September 2003	3.000	3.750

      Analysis by major currency is as follows:

	U.S.	Pound	Swiss	Japanese
	Dollar	sterling	franc	yen	Others	Total

	(in millions of euros)
Buy or lend
Forward exchange contracts	1,578	288	85	302	501	2,754
Short-term foreign exchange swaps	136	90	114	—	123	463
Short-term currency swaps	—	—	—	—	22	22
Long-term currency swaps	—	—	12	—	—	12
Currency option contracts:
— call	176	1,029	—	283	14	1,502
— put	337	217	—	725	30	1,309
Sell or borrow
Forward exchange contracts	3,082	357	94	51	458	4,042
Short-term foreign exchange swaps	3,095	280	—	—	295	3,670
Short-term currency swaps	794	—	—	—	—	794
Long-term currency swaps	256	—	—	—	84	340
Currency option contracts:
— call	258	1,018	—	526	—	1,802
— put	169	126	—	431	29	755

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2) Other market related exposures:

(a) Metal price risk

      Following the Initial Public Offering of Nexans in June 2001, the Group is no longer exposed to the risk of metals prices.

(b) Stock market risk

      Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (See note 13).

      As of December 31, 2002, no transactions are in progress on Alcatel shares or on shares held by Alcatel.

Note 31 — Related party transactions

      In accordance with French “code de commerce (article D24 point 9)”, a company is considered a related party of another company when both could be fully consolidated in the same group. Since no shareholder of the Group would be entitled to consolidate Alcatel, there are no related parties.

Note 32 — Payroll and staff

	2002	2001	2000

	(in millions of euros and number of
	staff)
Wages and salaries (including social security/ pension costs)	5,488	6,937	7,617
of which remuneration of executive officers in Alcatel or in consolidated subsidiaries*	7.7	8.6	8.1
Staff of consolidated companies at year-end:	75,940	99,314	131,598
of which Executives and senior technical staff **	53%	51%	46%

*	Aggregate amount of compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2002 because of their functions in Alcatel or in consolidated companies, amounts to € 7.7 million at December 31, 2002 (8.6 million at December 31, 2001 and € 8.1 million at December 31, 2000).

**	Executives, senior technical staff and positions normally requiring a minimum of three years of higher education.

Note 33 — Contingencies

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

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In April 1999, the Group learned that the investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel were misused. Both Alcatel CIT and Alcatel have filed civil complaints to preserve their rights in this respect.

      In January 2000, the investigating magistrate declared his investigation closed (it is unclear whether wholly or partially) and Alcatel filed several motions challenging the investigation’s procedural validity with the Paris Court of Appeals which rendered a decision dated December 12, 2001. On the one hand the Court of Appeals ruled that certain portions of an expert’s reports have to be suppressed, on the other hand it rejected the major part of the motions. On May 29, 2002, the Cour de Cassation, Chambre Criminelle, the highest French court having jurisdiction over the matter, rejected the appeal against this decision. However, on November 6, 2002 the same cout granted a motion from a former employee of Alcatel CIT who had been indicted for the audit of production costs conducted in 1989 in the Transmission division, and referred the case back to the Paris Court of Appeals. Accordingly, the investigating magistrate will not be in a position to close his investigation before the end of 2003 at the earliest.

  DSC

      In connection with the fall in the share price which followed the announcement on September 17, 1998 of the results of the first six months of 1998, several purported Class action lawsuits (the “Actions”) were filed against Alcatel, challenging the accuracy of certain public disclosures made by Alcatel regarding its financial condition during the first nine months of 1998.

      The Actions purported to be brought on behalf of two classes consisting of persons who (i) acquired Alcatel American Depository Shares (ADSs) in connection with Alcatel’s acquisition of DSC Communications Corporation in September 1998 and (ii) purchased Alcatel ADSs between March 19, 1998 through September 17, 1998 acquired call and put options on Alcatel ADSs between the same period. The actions were consolidated in the United States District Court for the Eastern District of Texas.

      The claims of one group of plaintiffs, representing those parties that received Alcatel ADSs during the exchange offer by Alcatel to acquire DSC (the “Exchange Offer Plaintiffs”), were partially dismissed by the court. As for the remainder of their claims, a settlement in which Alcatel made no admission of wrongdoing or liability was approved by the court in 2001.

      The court, and subsequently the United States Court of Appeals for the Fifth Circuit, dismissed the complaint of the second group of plaintiffs who acquired ADSs and call and put options between March 19, 1998 and September 17, 1998. The time period for these plaintiffs to seek a writ of certiorari from the United States Supreme Court expired on September 30, 2002 and the matter can now be considered closed.

  Class A and Class O shareholders

      Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Alcatel Class O shares and in other public statements regarding market demand for Optronics Division products.

      The actions purport to be brought on behalf of classes consisting of persons who (i) acquired Alcatel Class O shares in or traceable to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) all persons who purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) all persons who purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The actions have been filed and consolidated in United States District Court, Southern District of New York. Alcatel intends to defend the actions vigorously and denies any liability or wrongdoing with respect to this litigation.

      Although it is not possible at this stage of these cases to predict the outcome with certainty Alcatel does not believe that the ultimate outcome of these proceedings will have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other exceptional circumstances or proceedings that would or may have a significant effect on the activity, the financial position or the assets of Alcatel or the Group.

Note 34 — Main consolidated companies*

Consolidation
Company	Country	% control	% interest	method

Alcatel(1)(2)	France	100.0	100.0	Parent company
OPERATIONAL COMPANIES
Alcatel Australia Limited	Australia			Full consolidation
Alcatel Austria A.G.	Austria			Full consolidation
Alcatel Bell NV	Belgium			Full consolidation
Alcatel Business Systems S.A.	France			Full consolidation
Alcatel Canada Inc.	Canada			Full consolidation
Alcatel Cable France	France			Full consolidation
Alcatel CIT	France			Full consolidation
Alcatel China Investment CO. Ltd.	R.P.C.			Full consolidation
Alcatel Contracting GmbH	Germany			Full consolidation
Alcatel España S.A.	Spain			Full consolidation
Alcatel Indetel S.A. de C.V.	Mexico			Full consolidation
Alcatel Italia S.p.A.	Italy			Full consolidation
Alcatel Optical Fiber GmbH	Germany			Full consolidation
Alcatel Polska SA	Poland			Full consolidation
Alcatel Portugal SA	Portugal			Full consolidation
Alcatel Schweiz AG	Switzerland			Full consolidation
Alcatel SEL A.G.(1)	Germany			Full consolidation
Alcatel Shanghai Bell	R.P.C.	50.0	50.0	Full consolidation
Alcatel Space	France			Full consolidation
Alcatel Submarine Networks Limited	U.K.			Full consolidation
Alcatel Submarine Networks S.A.	France			Full consolidation
Alcatel Suzhou Telecommunications CO. Ltd.	R.P.C.			Full consolidation
Alcatel Telecom Limited	U.K.			Full consolidation
Alcatel Telecom Nederland BV	The Netherlands			Full consolidation
Alcatel Telecom Norway A/S	Norway			Full consolidation
Alcatel Telecommunicacoes SA	Brazil			Full consolidation
Alcatel USA Inc.	U.S.			Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc.	U.S.			Full consolidation
Shanghai Bell Alcatel Mobile Communication System CO. Ltd.	R.P.C.	50.0	50.0	Full consolidation
Taiwan International Standard Electronic Ltd (Taisel)	Taiwan	60.0	60.0	Full consolidation
Evolium Holding SAS	France	66.0	66.0	Proportionate

(1)	Publicly traded.

(2)	The activities of Alcatel, as the parent company, are included under “Others”.

*	Percentages of control and interest equal 100% unless specified.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidation
Company	Country	% control	% interest	method

HOLDING AND OTHER SEGMENT(2)
Aerospace, defence and IT&S
Thales (ex Thomson-CSF)(1)	France	9.7	9.7	Equity
Financial Holdings
Alcatel Holding Canada Corp.	Canada			Full consolidation
Alcatel NV	Netherlands			Full consolidation
Alcatel Participations	France			Full consolidation
Alcatel UK Limited	U.K.			Full consolidation
Cie Immobilière Méridionale	France			Full consolidation
Codelec	France			Full consolidation
Compagnie Financière Alcatel	France			Full consolidation
Coralec	France			Full consolidation
Générale Occidentale	France			Full consolidation
Lubelec	France			Full consolidation
Saft Participations	France			Full consolidation
Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxembourg			Full consolidation

(1)	Publicly traded.

(2)	The activities of Alcatel, as the parent company, are included under Others.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 35 — Quarterly information (unaudited)

(a) Consolidated income statements

2002 published	Q1	Q2	Q3	Q4	Total

	(in millions of euros except per share amounts)
Net sales	4,296	4,235	3,508	4,508	16,547
Cost of sales	(3,212)	(3,152)	(2,543)	(3,279)	(12,186)

Gross profit	1,084	1,083	965	1,229	4,361

Administrative and selling expenses	(818)	(728)	(669)	(647)	(2,862)
R&D costs	(609)	(532)	(523)	(562)	(2,226)

Income from operations	(343)	(177)	(227)	20	(727)

Interest expense on notes mandatorily redeemable for shares	—	—	—	(1)	(1)
Financial income (loss)	(71)	(291)	(520)	(136)	(1,018)
Restructuring costs	(139)	(504)	(331)	(500)	(1,474)
Other revenue (expense)	(249)	(254)	(35)	(292)	(830)

Income before amortization of goodwill, taxes and purchased R&D	(802)	(1,226)	(1,113)	(909)	(4,050)

Income tax	186	(20)	(85)	(62)	19
Share in net income of equity affiliates	(104)	(15)	(12)	24	(107)

Consolidated net income before amortization of goodwill and purchased R&D	(720)	(1,261)	(1,210)	(947)	(4,138)

Amortization of goodwill	(113)	(177)	(152)	(147)	(589)
Purchased R&D	—	—	—	—	—
Minority interests	(3)	—	10	(25)	(18)

Net income	(836)	(1,438)	(1,352)	(1,119)	(4,745)

Ordinary shares (A)
Basic earnings per share	(0.72)	(1.20)	(1.14)	(0.93)	(3.99)
Diluted earnings per share)	(0.72)	(1.20)	(1.14)	(0.93)	(3.99)

Alcatel tracking stock (O) (Optronics Division)
Basic earnings per share	(0.35)	(1.72)	(0.73)	(1.06)	(3.86)
Diluted earnings per share	(0.35)	(1.72)	(0.73)	(1.06)	(3.86)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001	Q1	Q2	Q3	Q4	Total

	(in millions of euros except per share amounts)
Net sales	6,207	6,767	5,613	6,766	25,353
Cost of sales	(4,344)	(4,931)	(4,271)	(5,528)	(19,074)

Gross profit	1,863	1,836	1,342	1,238	6,279

Administrative and selling expenses	(1,002)	(980)	(898)	(893)	(3,773)
R&D costs	(775)	(720)	(659)	(713)	(2,867)

Income from operations	86	136	(215)	(368)	(361)

Financial income (loss)	(345)	(831)	(144)	(248)	(1,568)
Restructuring costs	(132)	(1,163)	(231)	(598)	(2,124)
Other revenue (expense)	615	(392)	20	(456)	(213)

Income before amortization of goodwill, taxes and purchased R&D	224	(2,250)	(570)	(1,670)	(4,266)

Income tax	104	541	220	396	1,261
Share in net income of equity affiliates	6	(5)	(1)	(16)	(16)

Consolidated net income before amortization of goodwill and purchased R&D	334	(1,714)	(351)	(1,290)	(3,021)

Amortization of goodwill	(137)	(1,417)	(194)	(185)	(1,933)
Purchased R&D	—	—	(4)	—	(4)
Minority interests	13	14	(9)	(23)	(5)

Net income	210	(3,117)	(558)	(1,498)	(4,963)

Ordinary shares (A)
Basic earnings per share	0.18	(2.74)	(0.49)	(1.28)	(4.33)
Diluted earnings per share	0.18	(2.74)	(0.49)	(1.28)	(4.33)

Alcatel tracking stock (O) (Optronics Division)
Basic earnings per share	0.19	0.12	(0.10)	(1.52)	(1.47)
Diluted earnings per share	0.19	0.12	(0.10)	(1.52)	(1.47)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Information by segment

2002	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Carrier Networking	2,085	1,969	1,720	2,417	8,191
Optics	1,047	1,012	704	741	3,504
E-business	591	603	506	568	2,268
Space and Components	702	748	660	881	2,991
Other	—	9	7	6	22
Eliminations	(129)	(106)	(89)	(105)	(429)

Total	4,296	4,235	3,508	4,508	16,547

Income from operations
Carrier Networking	(119)	24	30	279	214
Optics	(153)	(176)	(225)	(285)	(839)
E-business	(28)	(18)	(32)	(17)	(95)
Space and Components	15	31	19	70	135
Other	(58)	(38)	(19)	(27)	(142)

Total	(343)	(177)	(227)	20	(727)

2001 restated (unaudited)	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Carrier Networking	2,796	2,986	2,448	2,858	11,088
Optics	1,782	2,115	1,777	1,866	7,540
E-business	567	541	494	743	2,345
Space and Components	940	920	793	1,031	3,684
Other	7	6	8	2	23
Eliminations	(301)	(205)	(179)	(150)	(835)

Total	5,791	6,363	5,341	6,350	23,845

Income from operations
Carrier Networking	(14)	54	(100)	(56)	(116)
Optics	198	208	29	(290)	145
E-business	(131)	(178)	(136)	(77)	(522)
Space and Components	53	71	35	(4)	155
Other	13	22	(31)	6	10

Total	119	177	(203)	(421)	(328)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Earnings per share

      Earnings per share is determined according to the method described in note 8. The following tables present a reconciliation of basic earnings per share and diluted earnings per share for Q4 2002 and Q4 2001.

	Class A shares			Class O shares

	Net	Number of	Per share	Net	Number of	Per share
Q4 2002	income	shares	amount	income	shares	amount

	(in millions			(in millions
	of euros)			of euros)
Basic earnings per share	(1,092)	1,176,475,723	€(0.93)	(27)	25,503,445	€(1.06)
Stock option plans	—	—	—	—	—	—
Notes mandatorily redeemable for shares	—	—	—	—	—	—

Diluted earnings per share	(1,092)	1,176,475,723	€(0.93)	(27)	25,503,445	€(1.06)

Class A share:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 62,717,775 shares and no share equivalents.

Class O share:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 11,655 shares and no share equivalents.

	Class A shares			Class O shares

	Net	Number of	Per share	Net	Number of	Per share
Q4 2001	income	shares	amount	income	shares	amount

	(in millions			(in millions
	of euros)			of euros)
Basic earnings per share	(1,459)	1,143,798,082	€(1.28)	(39)	25,501,225	€(1.52)
Stock option plans	—	—		—	—

Diluted earnings per share	(1,459)	1,143,798,082	€(1.28)	(39)	25,501,225	€(1.52)

Class A share:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 71,445,897 shares and no share equivalents.

Class O share:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 5,100 shares and no share equivalents.

Note 36 — Consolidating financial information

      As authorized by the shareholders of Alcatel, the board of directors issued, for the first time in October 2000, Alcatel Class O shares (see notes 8). The dividends paid on these Alcatel Class O shares are based on the separate performance of the Optronics division of Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Optronics division includes:

—	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

—	Alcatel Optronics USA Inc, a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

—	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company, acquired on August 1st, 2000, and a wholly-owned subsidiary of Alcatel Optronics France.

—	Alcatel Optronics UK (ex Kymata), a U.K. company acquired on September 21, 2001. Alcatel Optronics UK is a wholly-owned subsidiary of Alcatel Optronics France. Alcatel Optronics Netherlands, a wholly-owned subsidiary of Alcatel Optronics UK, was sold to management on June 28, 2002.

      Alcatel prepares separate financial statements of the Optronics division. In addition, Alcatel also prepares consolidating financial information that depicts in separate columns the financial position, results of operations and cash-flows of the Optronics division and of Alcatel excluding the Optronics division with a separate column reflecting eliminating adjustments. Such statements will also highlight intergroup allocations of common expenses and related party transactions in separate line items.

      For each group, Alcatel attributed assets, liabilities, equity, revenue and expenses, except common services, based on specific identification of the subsidiaries which are included in each group.

      The combined financial statements are issued based on historical financial information and actual cost allocation between the Optronics Division and the Group without the Optronics Division.

      The combined financial statements give effect to the Basic Intercompany Agreement only from the effective date of the agreement. Any differences that the agreement may have had on the combined financial statements, had it been signed during the periods presented, are immaterial.

      The analysis described below outlines the key elements of the “Basic Intercompany Agreement” and the allocation methodology.

      For common expenses, Alcatel uses other methods and criteria that Alcatel believes are fair and provide a reasonable allocation of the cost of common services used by the groups:

Cash management and allocation policies

      The capital structure of the Optronics division:

—	has been based on the current capital structure and financial position of Alcatel Optronics, and existing cash, debt balances and transactions have been maintained,

—	for Alcatel Optronics USA, cash transactions have been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its formation at the end of June 2000. From July 1, 2000, Alcatel Optronics US has its own cash and books the corresponding financial interests.

      Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period. For Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Costs of sales

      Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for information technology, headcount for human resources and amount of fixed assets and inventories for property taxes.

      Following the signature of the “Basic Intercompany Agreement” and the creation of Alcatel Optronics USA, the reinvoicing of the Optronics Division was set forth in specific agreements with Alcatel Sourcing L.P. following the allocation criteria described above.

Administrative & selling expenses

      Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which were allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate such costs among its various businesses generally based on turnover.

Research and development

      Research & development activities carried out by Alcatel related to the Optronics business and used by the Optronics division have been allocated to the Optronics division, net of any funding already recorded by the Optronics division to the Alcatel Research Center.

      According to the “Basic Intercompany Agreement”, Optronics will pay to Alcatel a fixed amount of € 6.1 million per year until 2001 at the earliest, for short- and medium-term R&D projects. Furthermore, beginning with 2001, Optronics will repay to Alcatel 1% of its net revenues less cost of goods sold related to those goods, and more specifically components, bought by Optronics from other Alcatel subsidiaries in the course of long-term R&D projects.

Income tax

      Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division.

Eliminations between Alcatel excluding the Optronics division and the Optronics division

—	Inter-group transactions have been eliminated, including sales, purchases and other services. Margin in inventories of Optronics division’s products held by Alcatel entities outside the Optronics division has been eliminated.

—	Inter-group balances have been eliminated including receivables, payables and other balances resulting from inter-group transactions.

—	Inter-group cash-flows have been eliminated including cash flows provided by financing activities and dividends paid by entities of the Optronics division to Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a)  Consolidating financial statements as of December 2002

1)  Consolidating income statement for Q4 2002 (unaudited)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	4,505.1	2.9	—	4,508.0
Inter-group transactions	3.9	7.7	(11.6)	—
Net sales	4,509.0	10.6	(11.6)	4,508.0
External	(3,255.4)	(23.6)	—	(3,279.0)
Inter-group allocated expenses	0.3	(0.3)	—	—
Inter-group transactions	(6.7)	(4.9)	11.6	—
Cost of sales	(3,261.8)	(28.8)	11.6	(3,279.0)
Gross Profit	1,247.2	(18.2)	—	1,229.0

External	(645.8)	(1.2)	—	(647.0)
Inter-group allocated expenses	0.6	(0.6)	—	—
Inter-group transactions	2.3	(2.3)	—	—
Administrative and selling expenses	(642.9)	(4.1)	—	(647.0)
External	(553.4)	(8.6)	—	(562.0)
Inter-group allocated expenses	1.5	(1.5)	—
Research & development expenses	(551.9)	(10.1)	—	(562.0)
Income from operations	52.4	(32.4)	—	20.0

Returns on ORA	(1.0)	—	—	(1.0)
External	(135.8)	(0.2)	—	(136.0)
Inter-group allocated expenses	2.3	(2.3)	—	—
Inter-group transactions	0.3	(0.3)	—	—
Financial income (loss)	(133.2)	(2.8)	—	(136.0)
Restructuring costs	(495.3)	(4.7)	—	(500.0)
Other revenue (expenses)	(208.9)	(83.1)	—	(292.0)
Income before amortization of goodwill and taxes	(786.0)	(123.0)	—	(909.0)

External	(62.0)	—	—	(62.0)
Inter-group transactions	(6.4)	6.4	—	—
Income tax	(68.4)	6.4	—	(62.0)
Share in net income of equity affiliates	24.0	—	—	24.0
Consolidated net income before amortization of goodwill	(830.4)	(116.6)	—	(947.0)

Amortization of goodwill	(148.1)	1.1	—	(147.0)
Minority interests	(25.0)	—	—	(25.0)

Net income	(1,003.5)	(115.5)	—	(1,119.0)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2)  Consolidating income statement for December 31, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	16,521.0	26.0	—	16,547.0
Inter-group transactions	29.7	58.1	(87.8)	—
Net sales	16,550.7	84.1	(87.8)	16,547.0
External	(12,044.4)	(141.6)	—	(12,186.0)
Inter-group allocated expenses	2.0	(2.0)	—	—
Inter-group transactions	(54.1)	(33.7)	87.8	—
Cost of sales	(12,096.5)	(177.3)	87.8	(12,186.0)
Gross Profit	4,454.2	(93.2)	—	4,361.0

External	(2,840.3)	(21.7)	—	(2,862.0)
Inter-group allocated expenses	3.2	(3.2)	—	—
Inter-group transactions	7.4	(7.4)	—	—
Administrative and selling expenses	(2,829.7)	(32.3)	—	(2,862.0)
External	(2,186.2)	(39.8)	—	(2,226.0)
Inter-group allocated expenses	6.1	(6.1)	—	—
Research & development expenses	(2,180.1)	(45.9)	—	(2,226.0)
Income from operations	(555.6)	(171.4)	—	(727.0)

Return on ORA	(1.0)	—	—	(1.0)
External	(1,016.9)	(1.1)	—	(1,018.0)
Inter-group allocated expenses	7.9	(7.9)	—	—
Inter-group transactions	1.2	(1.2)	—	—
Financial income (loss)	(1,007.8)	(10.2)	—	(1,018.0)
Restructuring costs	(1,396.6)	(77.4)	—	(1,474.0)
Other revenue (expenses)	(741.7)	(88.3)	—	(830.0)
Income before amortization of goodwill and taxes	(3,702.7)	(347.3)	—	(4,050.0)

External	19.0	—	—	19.0
Inter-group transactions	17.7	(17.7)	—	—
Income tax	36.7	(17.7)	—	19.0
Share in net income of equity affiliates	(107.0)	—	—	(107.0)
Consolidated net income before amortization of goodwill	(3,773.0)	(365.0)	—	(4,138.0)

Amortization of goodwill	(535.2)	(53.8)	—	(589.0)
Minority interests	(18.0)	—	—	(18.0)

Net income	(4,326.2)	(418.8)	—	(4,745.0)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)  Consolidating balance sheet as of December 31, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	4,597.0	—	—	4,597.0
Other intangible assets, net	310.4	1.6	—	312.0
Intangible assets, net	4,907.4	1.6	—	4,909.0
External	7,964.8	271.2	—	8,236.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(35.6)	35.6	—	—
Total property, plant and equipment	7,929.2	306.8	—	8,236.0
External	(5,529.7)	(207.3)	—	(5,737.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	11.9	(11.9)	—	—
Less total accumulated depreciation	(5,517.8)	(219.2)	—	(5,737.0)
Property, plant and equipment, net	2,411.4	87.6	—	2,499.0
Share in net assets of equity affiliates	306.0	—	—	306.0
Other investments and miscellaneous, net	974.1	0.9	—	975.0
Investments	1,280.1	0.9	—	1,281.0

TOTAL FIXED ASSETS	8,598.9	90.1	—	8,689.0

Total inventories and work-in-progress, net	2,312.6	16.4	—	2,329.0
External	4,711.8	4.2	—	4,716.0
Inter-group transactions	5.6	3.8	(9.4)	—
Total trade receivables and related accounts, net	4,717.4	8.0	(9.4)	4,716.0
External	4,013.8	23.2	—	4,037.0
Inter-group transactions	—	—	—	—
Other accounts receivable	4,013.8	23.2	—	4,037.0
Accounts receivable, net	8,731.2	31.2	(9.4)	8,753.0
Cash Pooling — Alcatel current account	(18.5)	18.5	—	—
Marketable securities, net	716.0	—	—	716.0
Cash	5,391.1	1.9	—	5,393.0
Cash and cash equivalents	6,088.6	20.4	—	6,109.0

TOTAL CURRENT ASSETS	17,132.4	68.0	(9.4)	17,191.0

Total assets	25,731.3	158.1	(9.4)	25,880.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY	5,198.2	(191.2)	—	5,007.0
Minority interests	343.0	—	—	343.0
Other shareholders equity	645.0	—	—	645.0
Accrued pension and retirement obligations	1,013.6	2.4	—	1,016.0
Other reserves	3,277.5	23.5	—	3,301.0

TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,291.1	25.9	—	4,317.0
Bonds and notes issued	5,325.0	—	—	5,325.0
Cash pooling — Alcatel current account	(254.6)	254.6	—	—
External	457.9	0.1	—	458.0
Inter-group transactions	(24.5)	24.5	—	—
Other borrowings	433.4	24.6	—	458.0

TOTAL FINANCIAL DEBT	5,503.8	279.2	—	5,783.0
External	1,481.9	0.1	—	1,482.0
Inter-group transactions	—	—	—	—
Advances from customers	1,481.9	0.1	—	1,482.0
External	4,139.5	22.5	—	4,162.0
Inter-group transactions	3.8	5.6	(9.4)	—
Trade payables and related accounts	4,143.3	28.1	(9.4)	4,162.0
Debt linked to the bank activity	246.0	—	—	246.0
External	3,879.0	16.0	—	3,895.0
Inter-group transactions	—	—	—	—

Other payables	3,879.0	16.0	—	3,895.0

TOTAL OTHER LIABILITIES	9,750.2	44.2	(9.4)	9,785.0

Total liabilities and net worth of the division	25,731.3	158.1	(9.4)	25,880.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)  Consolidating statement of cash flows for December 31, 2002

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(4,326.2)	(418.8)	—	(4,745.0)
Minority interests	18.0	—	—	18.0
Adjustments to reconcile income to net cash provided by operating activities:
— Depreciation and amortization, net	1,360.2	238.8	—	1,599.0
External	1,364.2	234.8	—	1,599.0
Inter-group transactions	(4.0)	4.0	—	—
— Changes in reserves for pension obligations, net	(2.8)	(0.2)	—	(3.0)
— Changes in other reserves, net	1,422.3	(64.3)	—	1,358.0
— Net (gain) loss on disposal of non-current assets	(295.7)	8.7	—	(287.0)
— Share in Net income of equity affiliates	188.0	—	—	188.0
— other	—	—	—	—

Net cash provided (used) by operating activities before changes in working capital	(1,636.2)	(235.8)	—	(1,872.0)

Net change in current assets and liabilities:
— Decrease (increase) in accounts receivable	5,092.9	157.0	(82.9)	5,167.0
External	5,055.8	111.2	—	5,167.0
Inter-group transactions	37.1	45.8	(82.9)	—
— Decrease (increase) in inventories	1,905.1	94.9	—	2,000.0
— Increase (decrease) in accounts payable and accrued expenses	(2,570.4)	(84.5)	82.9	(2,572.0)
External	(2,524.6)	(47.4)	—	(2,572.0)
Inter-group transactions	(45.8)	(37.1)	82.9

Net cash provided (used) by operating activities	2,791.4	(68.4)	—	2,723.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	267.7	12.3	—	280.0
Capital expenditures	(468.9)	(21.1)	—	(490.0)
External	(475.0)	(15.0)	—	(490.0)
Inter-group transactions	6.1	(6.1)	—	—
Decrease (increase) in loans	(839.0)	—	—	(839.0)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(192.9)	(0.1)	—	(193.0)
External	(193.0)	—	—	(193.0)
Inter-group transactions	0.1	(0.1)	—	—
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	811.4	1.6	—	813.0
External	811.4	1.6	—	813.0
Inter-group transactions	—	—	—
Decrease (increase) in Alcatel current account (maturity more than 3 months)	—	—	—	—

Net cash provided (used) by investing activities	(421.7)	(7.3)	—	(429.0)

Net cash flows after investing activities	2,369.7	(75.7)	—	2,294.0

Cash flows from financing activities
Increase (Decrease) in short-term debt	(1,551.3)	82.3	—	(1,469.0)
Proceeds from issuance of long-term debt	7	(7.0)	—	—
Proceeds from issuance of notes mandatorily redeemable for shares	645.0	—	—	645.0
Proceeds from issuance of shares	8.0	—	—	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	—	—	—
Funds allocated by Alcatel	(3.3)	3.3	—	—
Dividends (paid)/received	(273.1)	(2.9)	—	(276.0)
External	(276.0)	—	—	(276.0)
Inter-group transactions	2.9	(2.9)	—	—

Net cash provided (used) by financing activities	(1,167.7)	75.7	—	(1,092.0)

Net effect of exchange rate changes	(149.5)	(0.5)	—	(150.0)

Net increase (decrease) in cash and cash equivalents	1,052.5	(0.5)	—	1,052.0

Cash and cash equivalents at beginning of year	4,992.1	20.9	—	5,013.0

Cash and cash equivalents at end of year without listed marketable securities	6,044.6	20.4	—	6,065.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)  Consolidating financial statements as of December 2001

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

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)  Consolidating balance sheet as of December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	5,198.9	58.1	—	5,257.0
Other intangible assets, net	459.9	12.1	—	472.0
Intangible assets, net	5,658.8	70.2	—	5,729.0
External	9,363.9	334.1	—	9,698.0
Inter-group allocations	—	—	—	—
Inter-group transactions	(31.4)	31.4	—	—
Total property, plant and equipment	9,332.5	365.5	—	9,698.0
External	(5,401.4)	(94.6)	—	(5,496.0)
Inter-group allocations	—	—	—	—
Inter-group transactions	8.0	(8.0)	—	—
Less total accumulated depreciation	(5,393.4)	(102.6)	—	(5,496.0)
Property, plant and equipment, net	3,939.1	262.9	—	4,202.0
Share in net assets of equity affiliates	799.0	0.8	—	799.0
Other investments and miscellaneous, net	1,168.2	0.8	—	1,169.0
Investments	1,967.2			1,968.0

TOTAL NON-CURRENT ASSETS	11,565.1	333.9	—	11,899.0

Total inventories and work-in-progress, net	4,620.6	60.4	—	4,681.0
External	8,083.0	22.0	—	8,105.0
Inter-group transactions	42.7	49.6	(92.3)	—
Total trade receivables and related accounts, net	8,125.7	71.5	(92.3)	8,105.0
External	6,726.5	124.5	—	6,851.0
Inter-group transactions	—	—	—	—
Other accounts receivable	6,726.5	124.5	—	6,851.0
Accounts receivable, net	14,852.2	196.0	(92.3)	14,956.0
Cash Pooling — Alcatel current account	—	—	—	—
Marketable securities, net	488.1	1.9	—	490.0
Cash Pooling — Alcatel current account	(16.0)	16.0	—
Cash	4,520.0	3.0	—	4,523.0
Cash and cash equivalents	4,992.1	20.9	—	5,013.0

TOTAL CURRENT ASSETS	24,465.0	277.3	(92.3)	24,650.0

Total assets	36,030.1	611.2	(92.3)	36,549.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY
BEFORE APPROPRIATION	9,596.4	230.6	—	9,827.0
Minority interests	219.0	—	—	219.0
Accrued pension and retirement obligations	1,117.4	2.6	—	1,120.0
Other reserves	4,116.7	37.3	—	4,154.0
TOTAL RESERVES FOR LIABILITIES AND CHARGES	5,234.1	39.9	—	5,274.0
Bonds and notes issued	5,969.0	—	—	5,969.0
Cash pooling — Alcatel current account	(159.5)	159.5	—	—
External	1,684.6	21.4	—	1,706.0
Inter-group transactions	(24.0)	24.0	—	—
Other borrowings	1,660.6	45.4	—	1,706.0
TOTAL FINANCIAL DEBT	7,470.1	204.9	—	7,675.0
External	1,692.8	0.2	—	1,693.0
Inter-group transactions	—	—	—	—
Customers’ deposits and advances	1,692.8	0.2	—	1,693.0
External	5,024.9	55.1	—	5,080.0
Inter-group transactions	49.6	42.7	(92.3)	—
Trade payables and related accounts	5,074.5	97.8	(92.3)	5,080.0
Debt linked to the bank activity	660.0	—	—	660.0
External	6,083.2	37.8	—	6,121.0
Inter-group transactions	—	—	—	—

Other payables	6,083.2	37.8	—	6,121.0
TOTAL OTHER LIABILITIES	13,510.5	135.8	(92.3)	13,554.0

Total liabilities and net worth of the division	36,030.1	611.2	(92.3)	36,549.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)  Consolidating statement of cash flows for the year ended December 31, 2001

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	(4,824.9)	(144.3)	6.2	(4,963.0)
Minority interests	5.0	—	—	5.0
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net	3,088.2	127.8	—	3,216.0
External	3,090.1	125.9	—	3,216.0
Inter-group transactions	(1.9)	1.9	—	—
Changes in reserves for pension obligations, net	40.5	0.5	—	41.0
Changes in other reserves, net	1,878.9	116.6	5.5	2,001.0
Net (gain) loss on disposal of non-current assets	(948.2)	5.2	—	(943.0)
Share in net income of equity affiliates	88.0	—	—	88.0
Other	—	—	—	—

Net cash provided (used) by operating activities before changes in working capital	(672.5)	105.8	11.7	(555.0)

Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	1,155.8	(35.9)	(2.9)	1,117.0
External	1,152.0	(35.0)	—	1,117.0
Inter-group transactions	3.8	(0.9)	(2.9)	—
Decrease (increase) in inventories	1,220.1	(22.4)	(11.7)	1,186.0
Increase (decrease) in accounts payable and accrued expenses	(1,131.5)	(74.4)	2.9	(1,203.0)
External	(1,132.4)	(70.6)	—	(1,203.0)
Inter-group transactions	0.9	(3.8)	2.9	—

Net cash provided (used) by operating activities	571.9	(26.9)	—	545.0

Cash flows from investing activities
Proceeds from disposal of fixed assets	181.7	0.3	—	182.0
Capital expenditures	(1,611.4)	(136.6)	—	(1,748.0)
External	(1,625.4)	(122.6)	—	(1,748.0)
Inter-group transactions	14.0	(14.0)	—	—
Decrease (increase) in loans	299.0	—	—	299.0
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(849.3)	(104.7)	211.0	(743.0)
External	(743.0)	—	—	(743.0)
Inter-group transactions	(106.3)	(104.7)	211.0	—
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	3,731.7	—	(104.7)	3,627.0
External	3,627.0	—	—	3,627.0
Inter-group transactions	104.7	—	(104.7)	—
Decrease (increase) in short term investments	—	—	—	—

Net cash provided (used) by investing activities	1,751.7	(241.0)	106.3	1,617.0

Net cash flows after investing activities	2,323.6	(267.9)	106.3	2,162.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from financing activities
Increase (Decrease) in short-term debt	(1,543.3)	142.3	—	(1,401.0)
Proceeds from issuance of long-term debt	1,745.1	(1.1)	—	1,744.0
Proceeds from issuance of shares	8.0	106.3	(106.3)	8.0
External	8.0	—	—	8.0
Inter-group transactions	—	106.3	(106.3)	—
Funds allocated by Alcatel	—	—	—	—
Dividends (paid)/received	(557.5)	(9.5)	—	(567.0)
External	(567.0)	—	—	(567.0)
Inter-group transactions	9.5	(9.5)	—	—

Net cash provided (used) by financing activities	(347.7)	238.0	(106.3)	(216.0)

Net effect of exchange rate changes	5.4	1.6	—	7.0

Net increase (decrease) in cash and cash equivalents	1,981.3	(28.3)	—	1,953.0

Cash and cash equivalents at beginning of year	3,010.8	49.2	—	3,060.0

Cash and cash equivalents at end of year	4,992.1	20.9	—	5,013.0

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)  Consolidating financial statements as of December 2000

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

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2)  Consolidating income statement for the year ended December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
External	31,263.7	144.3	—	31,408
Inter-group transactions	51.5	288.0	(339.5)	—
Net sales	31,315.2	432.3	(339.5)	31,408
External	(21,960.9)	(232.1)	—	(22,193)
Inter-group allocated expenses	2.4	(2.4)	—	—
Inter-group transactions	(287.5)	(42.2)	329.7	—
Cost of sales	(22,245.9)	(276.8)	329.7	(22,193)
Gross Profit	9,069.3	155.5	(9.8)	9,215

External	(4,126.2)	(9.8)	—	(4,136)
Inter-group allocated expenses	6.2	(6.2)	—	—
Inter-group transactions	8.4	(8.4)	—	—
Administrative and selling expenses	(4,111.6)	(24.4)	—	(4,136)
External	(2,798.0)	(30.0)	—	(2,828)
Inter-group allocated costs	6.1	(6.1)	—	—
Research & Development costs	(2,791.9)	(36.1)	—	(2,828)
Income from operations	2,165.7	95.1	(9.8)	2,251

External	(433.5)	(1.5)	—	(435)
Inter-group allocated expenses	(1.5)	1.5	—	—
Inter-group transactions	0.4	(0.4)	—	—
Financial income (loss)	(434.6)	(0.4)	—	(435)
Restructuring costs	(143)	—	—	(143)
Other revenue (expenses)	622.9	0.1	—	623
Income before amortization of goodwill, taxes and purchased R&D	2,211.0	94.8	(9.8)	2,296

External	(497)	—	—	(497)
Inter-group transactions	29.3	(32.9)	3.6	—
Income tax	(467.7)	(32.9)	3.6	(497)
Share in net income of equity affiliates	125	—	—	125
Consolidated net income before amortization of goodwill and purchased R&D	1,868.3	61.9	(6.2)	1,924

Amortization of goodwill	(573.1)	(2.9)	—	(576)
Purchased R&D	0.5	(21.5)	—	(21)
Minority interests	(3)	—	—	(3)

Net income	1,292.7	37.5	(6.2)	1,324

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)  Consolidating balance sheet as of December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Goodwill, net	6,910.6	132.4	—	7,043
Other intangible assets, net	481.3	22.7	—	504

Intangible assets, net	7,391.9	155.1	—	7,547
External	11,796.2	144.8	—	11,941
Inter-group allocations	—	—	—	—
Inter-group transactions	(17.4)	17.4	—	—
Total property, plant and equipment	11,778.8	162.2	—	11,941
External	(7,234.4)	(48.6)	—	(7,283)
Inter-group allocations	—	—	—	—
Inter-group transactions	6.0	(6.0)	—	—
Less total accumulated depreciation	(7,228.4)	(54.6)	—	(7,283)
Property, plant and equipment, net	4,550.4	107.6	—	4,658
Share in net assets of equity affiliates	1,152.0	—	—	1,152
Other investments and miscellaneous, net	3,327.0	—	—	3,327
Investments	4,479.0	—	—	4,479

TOTAL NON-CURRENT ASSETS	16,421.3	262.7	—	16,684

Total inventories and work-in-progress, net	7,295.7	131.0	(11.7)	7,415
External	10,616.0	43.0	—	10,659
Inter-group transactions	46.5	48.7	(95.2)	—
Total trade receivables and related accounts, net	10,662.5	91.7	(95.2)	10,659
External	5,118.4	41.6	—	5,160
Inter-group transactions	—	—	—	—
Other accounts receivable	5,118.4	41.6	—	5,160
Accounts receivable, net	15,780.9	133.3	(95.2)	15,819
Cash Pooling — Alcatel current account
Marketable securities, net	440.9	2.1	—	443
Cash Pooling — Alcatel current account	(46.7)	46.7	—	—
Cash	2,616.6	0.4	—	2,617
Cash and cash equivalents	3,010.8	49.2	—	3,060

TOTAL CURRENT ASSETS	26,087.4	313.5	(106.9)	26,294

Total assets	42,508.7	576.2	(106.9)	42,978

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
NET WORTH OF THE DIVISION/ SHAREHOLDERS EQUITY BEFORE APPROPRIATION	14,020.2	347.0	(6.2)	14,361
Minority interests	435	—	—	435
Accrued pension and retirement obligations	1,289.9	2.1	—	1,292
Other reserves	2,986.0	19.0	—	3,005

TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,275.9	21.1	—	4,297
Bonds and notes issued	4,972.0	—	—	4,972
External	2,410.9	7.1	—	2,418
Inter-group transactions	(29.0)	29.0	—	—
Other borrowings	2,381.9	36.1	—	2,418

TOTAL FINANCIAL DEBT	7,353.9	36.1	—	7,390
External	1,559.9	0.1	—	1,560
Inter-group transactions	—	—	—	—
Customers’ deposit and advances	1,559.9	0.1	—	1,560
External	6,320.2	72.8	—	6,393
Inter-group transactions	48.7	46.5	(95.2)	—
Trade payables and related accounts(a)	6,368.9	119.3	(95.2)	6,393
Debt linked to the bank activity	932.0	—	—	932
External	7,557.4	52.6	—	7,610
Inter-group transactions	5.5	—	(5.5)	—
Other payables	7,562.9	52.6	(5.5)	7,610

TOTAL OTHER LIABILITIES	16.423.7	172.0	(100.7)	16,495

Total liabilities and net worth of the division	42,508.7	576.2	(106.9)	42,978

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)  Consolidating statement of cash flows for the year ended December 31, 2000

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euro)
Cash flows from operating activities
Net income	1,292.7	37.5	(6.2)	1,324
Minority interests	3.0	—	—	3
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net	1,743.7	42.3	—	1,786
External	1,745.0	41.0	—	1,786
Inter-group transactions	(1.3)	1.3	—	—
Changes in reserves for pension obligations, net	23.6	0.4	—	24
Changes in other reserves, net	(39.8)	7.8	—	(32)
Net (gain) loss on disposal of non-current assets	(915.0)	—	—	(915)
Share in Net income of equity affiliates	(47)	—	—	(47)
Other	(9.6)	9.6	—	—

Net cash provided (used) by operating activities before changes in working capital	2051.6	97.6	(6.2)	2,143

Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	(2,098.3)	(78.1)	29.4	(2,147)
External	(2,079.7)	(67.3)	—	(2,147)
Inter-group transactions	(18.6)	(10.8)	29.4	—
Decrease (increase) in inventories	(3,251.3)	(88.5)	9.8	(3,330)
Increase (decrease) in accounts payable and accrued expenses	2,007.8	114.2	(33.0)	2,089
External	1,993.4	95.6	—	2,089
Inter-group transactions	14.4	18.6	(33.0)	—

Net cash provided (used) by operating activities	(1,290.2)	45.2	—	(1,245)

Cash flows from investing activities
Proceeds from disposal of fixed assets	107.0	—	—	107
Capital expenditures	(1,761.7)	(72.3)	—	(1,834)
External	(1,761.7)	(72.3)	—	(1,834)
Inter-group transactions		—	—	—
Decrease (increase) in loans	(962.0)	—	—	(962)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(649.5)	(184.5)	—	(834)
Cash proceeds from sale of previously consolidated companies net of cash sold, and from sale of unconsolidated companies	1,572.9	6.1	—	1,579
Decrease (increase) in short term investments	—	—	—	—

Net cash provided (used) by investing activities	(1,693.3)	(250.7)	—	(1,944)

Net cash flows after investing activities	(2,983.5)	(205.5)	—	(3,189)

Cash flows from financing activities
Decrease in advance from Alcatel CIT	—	—	—	—
Increase (Decrease) in short-term debt	(906.4)	17.4	—	(889)
Proceeds from issuance of long-term debt	2,564.2	0.8	—	2,565
Principal payment under capital lease obligation	1.3	(1.3)	—	—
Proceeds from issuance of shares	1,245.0	245.0	—	1,490
External	1,490	—	—	1,490
Inter-group transactions	(245)	245.0	—	—
Funds allocated by Alcatel	—	—	—	—
Dividends (paid)/received	(496.5)	(11.5)	—	(508)
External	(508.0)	—	—	(508)
Inter-group transactions	11.5	(11.5)	—	—

Net cash provided (used) by financing activities	2,407.6	250.4	—	2,658

Net effect of exchange rate changes	(4.0)	—	—	(4)

Net increase (decrease) in cash and cash equivalents	(579.9)	44.9	—	(535)

Cash and cash equivalents at beginning of year	3,590.7	4.3	—	3,595

Cash and cash equivalents at end of year	3,010.8	49.2	—	3,060

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 37 —	Summary of differences between accounting principles followed by Alcatel and U.S. GAAP

      Alcatel’s accounting policies comply with generally accepted accounting principles in France (French GAAP) (see note 1). Elements of Alcatel’s accounting policies which differ significantly from generally accepted accounting principles in the United States (U.S. GAAP) are described below:

(a) Differences in accounting for business combinations

Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP

      From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.

      The two stock-for-stock acquisitions made during the first half of 2000, Genesys Telecommunications Laboratories and Newbridge Networks Corporation, the stock-for-stock acquisition of Kymata made during the second half of 2001 and the stock-for-stock acquisition of Astral Point and Telera made during 2002 have been accounted for using the pooling of interests accounting method under French GAAP.

      Under U.S. GAAP, the DSC Communications Corporation, Genesys Telecommunications Laboratories, Newbridge Networks Corporation, Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method.

      The purchase prices were mainly allocated to acquired technology, in process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of		Goodwill
	acquisition	Currency	(in millions)

DSC Communications Corporation	1998	USD	2,613
Genesys Telecommunications Laboratories	2000	USD	1,471
Newbridge Networks Corporation	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47

Intangible assets and SFAS 144

      In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquistion dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, £ 10 million for Kymata, USD 8 million for Astral Point and USD 27 million for Telera. Those intangible assets are amortized over their estimated useful life (3-7 years) and tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allocation of the purchase price to in-process research and development projects

  DSC

      In connection with the acquisition of DSC, the Group allocated USD 1.096 billion of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1.096 billion of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).

      The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years — USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.

      At the acquisition date, it was estimated that total revenues from the acquired in-process technology should peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

      The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company is expected to benefit from higher profit margins in future periods.

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

  Newbridge Networks Corporation

      In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.

      At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (USD 505 million) and Access (USD 245 million).

      Approximately USD 135 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the twelve to eighteen months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.

      At the acquisition date, it was estimated that total revenues from the acquired in-process technology should peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies are expected to be introduced by Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

  Genesys

      At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Geneys release 6. The allocation of $ 100 million of the purchase price to the in-process research and development projects represented their estimated fair values.

      Approximately $ 22 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 25 million over the ten months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.

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

      Under U.S. GAAP, in accordance with FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), Alcatel credits the fair value of the vested options exchanged to shareholders’ equity, with the debit included as part of the of the acquisition cost. The unvested part of the option for which services are to be rendered are recorded at its intrinsic value over the remaining vesting period.

(b) Amortization and impairment of acquisition goodwill

      In Alcatel’s Consolidated Financial Statements under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years.

      The Group has evaluated its existing goodwill relating to prior business combinations and has determinated that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” (“SFAS 141”).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Beginning January 1, 2002, for the purpose of preparing U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment).

      Additionally, goodwill on equity method investments is no longer amortized, however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”).

(c) Derivative instruments and hedging activities

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

(d) Liability recognition for certain employee termination benefit and other costs

      Alcatel accounts for these liabilities when restructuring programs have been finalized and approved by Group management and have been announced before the closing date. The Group applies EITF 94-3, SFAS 88 and SFAS 112 for the U.S. GAAP reconciliation.

      The main difference between French and U.S. GAAP relates to accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only benefits attributable to employees’ services already rendered have to be provided for at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and then provided for at the commitment date.

(e) Other comprehensive income

      SFAS No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(f) Pension and post-retirement benefits other than pension plans

      US GAAP requires recognition of a Minimum Liability Adjustment (MLA), which is not required under French GAAP.

      To comply with U.S. GAAP, the Group applies the Statement of Financial Accounting Standard No.106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”. These post-retirement benefits, primarily life insurance and health care, cover most of the U.S. Group employees.

(g) Accounting for marketable securities and marketable equity securities

      Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value relating to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders’ equity.

(h) Accounting for stock options plans

      Accounting for stock options plans under French GAAP generally does not lead to recognition of a compensation expense. Under U.S. GAAP, the company accounts for those plans under the recognition and measurement principles of APB opinion No. 25, “Accounting For Stock Issued To Employees” (“APB 25”), and related Interpretations. Stock based employee compensation cost is reflected in net income.

      The effect on net income and earnings per share had the company applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) is presented in note 40(2).

(i) Accounting for transfers and services of financial assets

      SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” is applicable for sales that occurred after March 31, 2001. As the “SVF 1999-A trust” does not meet the criteria of a Qualified Special Purpose Entity under SFAS 140, the SVF is consolidated under U.S. GAAP in Alcatel consolidated balance sheet at December 31, 2002, leading to an increase of other investments and short-term financial debt amounting to € 306 million compared to French GAAP.

(j) Income taxes

      Since January 1, 1998, Alcatel’s accounting policies has been following the recognition of deferred tax assets under U.S. GAAP in its primary financial statements. Consequently, there is no adjustment to reconcile Alcatel’s consolidated financial statements in French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. The Group’s share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was nil and approximately € 1,764 million and € 2,430 million as of December 31, 2002, 2001 and 2000, respectively. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k) Presentation of Consolidated Financial Statements

      The classification of certain items in, and the format of, Alcatel’s Consolidated Financial Statements vary to some extent from U.S. GAAP.

      The most significant reporting and presentation practices followed by Alcatel that differ from U.S. GAAP are described in the following paragraphs:

      In its balance sheet, Alcatel reports advance payments on long-term contracts received from customers as a liability.

      Accrued interest, short-term borrowings, bank overdrafts and short-term portion of other debt are included in debt. The long-term portion of debt is specified on the balance sheet. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability (€ 253 million at December 31, 2002, € 1,796 million at December 31, 2001 and € 1,813 million at December 31, 2000).

      The short-term portion of accrued pensions, retirement obligations, accrued contract costs and other reserves would be shown as current liabilities under U.S. GAAP (€ 2,678 million at December 31, 2002, € 3,547 million at December 31, 2001 and € 3,312 million at December 31, 2000). Additionally, U.S. GAAP would require the long-term portion of other payables to be shown as long-term liabilities (€ 716 million at December 31, 2002, € 2,944 million at December 31, 2001, and € 1,482 million at December 31, 2000) and the long-term portion of other debtors to be shown as non-current assets (€ 1,775 million at December 31, 2002, € 1,626 million at December 2001 and € 880 million at December 31, 2000).

      Deferred income tax assets are recorded in the consolidated balance sheet if it is more likely than not that the tax benefit will be realized, deferred income tax assets would be recorded for the full amount and a valuation allowance accounted for, if necessary.

      Under U.S. GAAP income statement presentation (see note 39), restructuring costs, other revenues (expenses) detailed in note 6, amortization of goodwill and in process research and development have been presented as a deduction from or an addition to operating income, except for gains on sale of shares in subsidiaries which have been presented in a separate line item below the operating income.

      In its statement of cash flows, Alcatel presents the items “net cash provided (used) by operating activities before changes in working capital” and “net cash flow after investment”, these items would not be shown under U.S. GAAP statement of cash flows presentation.

Note 38 — Reconciliation to U.S. GAAP

      The following is a summary of the estimated adjustments to the Consolidated Income Statements for the years 2002, 2001 and 2000 and Alcatel shareholders’ equity at December 31, 2002, 2001 and 2000, which would be required if U.S. GAAP had been applied instead of French GAAP.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a) Consolidated Income Statements

	Note		2002(a)	2002	2001	2000

			(in millions)
Net income (loss) as reported in the Consolidated Income Statements			$(4,975)	€(4,745)	€(4,963)	€1,324
Amortization and impairment of acquisition goodwill	37(b	)	(3,719)	(3,547)	265	186
Accounting for investments in securities	37(g	)	(7)	(7)	9	(11)
Restructuring plans	37(d	)	(333)	(317)	302	(189)
Income taxes	37(j	)	5	5	61	(1)
Purchased in process research and development	37(a	)	(14)	(13)	(13)	(910)
Adjustment of French pooling of interests accounting method*	37(a	)	(583)	(556)	(580)	(860)
Derivative instruments and hedging activities	37(c	)	431	411	218	—
Compensation expenses	37(h	)	(59)	(56)	(101)	(144)
Other adjustments			66	63	150	(40)
Tax effect of the above adjustments			60	57	(38)	164
Cumulative effect of adoption of SFAS 133 and 142, net of tax			(2,942)	(2,806)	(247)	—

Net income (loss) according to U.S. GAAP			(12,070)	(11,511)	(4,937)	(481)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.0485 on December 31, 2002.

*	For 2002, concerns amortization and impairment of acquired technology booked in connection with the allocation of purchase prices of acquisitions accounted for using pooling of interest accounting method for French GAAP purposes and accounted for using for purchase accounting method for U.S. GAAP reconciliation purposes.

For 2001 and 2000, concerns amortization of acquired technology and goodwill booked in connection with the allocation of purchase prices of acquisitions accounted for using pooling of interest accounting method for French GAAP purposes and accounted for using for purchase accounting method for U.S. GAAP reconciliation purposes.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Shareholders’ equity

	Note		2002(a)	2002	2001	2000

			(in millions)
Shareholders’ equity as reported in the Consolidated Balance Sheets, after appropriation			$5,250	€5,007	€9,630	€14,361
Amortization and impairment of acquisition goodwill	37(b	)	(1,978)	(1,886)	1,140	919
Accounting for investments in securities	37(g	)	24	23	273	1,051
Restructuring plans	37(d	)	42	40	374	43
Income taxes	37(j	)	—	—	(5)	(144)
Accounting for pre-existing stock option plans in business combinations	37(a	)	377	360	587	909
Adjustment of French pooling of interests accounting method	37(a	)	8,044	7,672	9,376	9,823
Pensions and other post-retirement benefits	37(f	)	(474)	(452)	(340)	(297)
Derivative instruments and hedging activities	37(c	)	252	240	218	—
Other adjustments			39	36	149	86
Tax effect of the above adjustments			(53)	(50)	(367)	(611)
Cumulative effect of adoption of SFAS 133 and 142, net of tax			(2,942)	(2,806)	(247)	—

Shareholders’ equity according to U.S. GAAP			$8,581	€8,184	€20,788	€26,140

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.0485 on December 31, 2002.

Note 39 — Summarized U.S. GAAP Consolidated Financial Statements

(1) Summarized U.S. GAAP Consolidated Income Statements

      Under US GAAP, the following information would be displayed within the Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interest.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002(a)	2002	2001	2000

	(in millions)
Net sales	$17,352	€16,549	€25,627	€31,382
Cost of sales	(14,542)	(13,869)	(20,108)	(22,421)
Administrative and selling expenses	(3,008)	(2,869)	(4,354)	(4,301)
Research and development expenses	(2,341)	(2,233)	(2,893)	(2,828)
Purchased in process R&D	(14)	(13)	(13)	(931)
Restructuring costs	(1,815)	(1,731)	(1,385)	(332)
Amortization of goodwill	(4,311)	(4,112)	(2,013)	(748)
Other operating expenses	(23)	(22)	(146)

Income (loss) from operations	(8,702)	(8,300)	(5,285)	(179)
Interest expense for mandatorily convertible notes	(1)	(1)	—	—
Interest expense	(2,089)	(1,992)	(2,186)	(1,328)
Interest income and other financial income, net	1,424	1,358	671	920
Other income (expense), net	16	15	(70)	(375)
Gain on sale of stock in subsidiaries	266	254	1,023	695

Income (loss) from continuing operations before taxes	(9,086)	(8,666)	(5,847)	(267)
Share in net income of equity affiliates	(81)	(77)	(16)	126
Provision for income tax	96	91	1,178	(337)
Minority interests	(22)	(21)	(5)	(3)

Net income (loss) from continuing operations	(9,093)	(8,673)	(4,690)	(481)

Income (loss) from discontinued operations	(34)	(32)	—	—
Cumulative effect of adoption of SFAS 133 and 142, net of tax	(2,942)	(2,806)	(247)	—

Net income (loss)	$(12,069)	€(11,511)	€(4,937)	€(481)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.0485 on December 31, 2002.

(2) Earnings per Share under U.S. GAAP:

      Earnings per share are calculated in accordance with U.S. GAAP (see note 8).

	2002(a)	2002	2001	2000

Class A share
Basic earnings per share:
Net income (loss) before cumulative effect of accounting change	$(7.72)	€(7.37)	€(4.10)	€(0.46)
Net income (loss)	$(10.25)	€(9.78)	€(4.32)	€(0.46)
Diluted earnings per share:
Net income (loss) before cumulative effect of accounting change	$(7.72)	€(7.37)	€(4.10)	€(0.46)
Net income (loss)	$(10.25)	€(9.78)	€(4.32)	€(0.46)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.0485 on December 31, 2002.

Net income per share of Class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders’ meeting of May 16, 2000.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The following tables present a reconciliation of the income per share and diluted earnings per share for each year disclosed.

	Class A share			Class O share

	Net income (loss)	Number of	Per share	Net income (loss)	Number of	Per share
2002	(in million of euros)	shares	amount	(in million of euros)	shares	amount

Basic earnings per share	(11,385)	1,164,564,095	€(9.78)	(126)	25,503,420	€(4.93)
Stock option plans	—	—	—	—	—	—
Mandatorily convertible notes for class A shares	—	—	—	—	—	—

Diluted earnings per share	(11,385)	1,164,564,095	€(9.78)	(126)	25,503,420	€(4.93)

      The number of outstanding subscription options as of December 31, 2002 amounted to 99,870,971 for Class A shares and 1,140,765 for Class O shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

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

	Class A share			Class O share

	Net income (loss)	Number of	Per share	Net income (loss)*	Number of	Per share
2000	(in million of euros)	shares	amount	(in million of euros)	shares	amount

Basic earnings per share	(483)	1,060,584,401	€(0.46)	2	16,500,000	€(0.10)
Stock option plans	—	41,311,987	—	—	—	—

Diluted earnings per share	(483)	1,101,896,388	€(0,46)	2	16,500,000	€(0.10)

*	Taken into account from October 20, 2000, the issuance date for the Class O shares.

     The 7% convertible bonds issued by DSC Communications in 1997, having a potential dilutive effect in the future, were not included in the computation of diluted earnings per share because to do so would have been antidilutive. Consolidated subsidiaries owned 70,297,022 shares and no share equivalents were taken into account in the earnings per share computation.

(3) Statement of comprehensive income

      Under U.S. GAAP, the following information would be displayed within the consolidated financial statements as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002(a)	2002	2001	2000

	(in millions)
Net income (loss) under U.S. GAAP	$(12,069)	€(11,511)	€(4,937)	€(481)
Other comprehensive income:
— Foreign currency translation adjustments	(996)	(950)	369	695
— Unrealized gains on securities	(262)	(250)	(784)	(65)
— Minimum pension liabilities adjustments	(123)	(117)	(25)	(47)
— Tax effect on the above adjustments	101	96	179	24

Comprehensive income (loss) according to U.S. GAAP	$(13,349)	€(12,732)	€(5,198)	€126

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.0485 on December 31, 2002.

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

		Foreign
	Minimum	currency	Unrealized
	liability	translation	gains on
	adjustment	adjustment	securities

	(in millions of euros)
2002
Balance beginning of the year	(157)	407	211
Current period change	(75)	(950)	(196)

Balance end of the year	(233)	(543)	15

2001
Balance beginning of the year	(140)	38	825
Current period change	(17)	369	(614)

Balance end of the year	(157)	407	211

2000
Balance beginning of the year	(101)	(657)	874
Current period change	(39)	695	(49)

Balance end of the year	(140)	38	825

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) Classified balance sheet as of December 31:

	2002	2001	2000

	(in millions of euros)
ASSETS
Cash	5,407	4,374	2,617
Marketable securities	473	238	81
Short term investments	258	435	363
Other debtors	2,432	5,587	4,148
Trade receivables and related accounts	4,639	8,387	10,659
Inventories, net	2,329	4,657	7,414

TOTAL CURRENT ASSETS	15,538	23,678	25,282

Other invest. & other non current assets, net	4,143	4,259	5,338
Equity in net assets of affiliates	553	1,222	1,243

Invest. & other non current assets	4,696	5,481	6,581

Property, plant and equipment, at cost	8,308	9,708	11,949
Less: accumulated depreciation	(5,732)	(5,549)	(7,369)

Property, plant and equipment, net	2,576	4,161	4,580

Acquisition goodwill, net	7,225	14,636	16,673
Other intangible assets, net	399	1,090	1,207

Intangible assets, net	7,625	15,726	17,880

TOTAL NON-CURRENT ASSETS	14,897	25,368	29,041

TOTAL ASSETS	30,435	49,046	54,323

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	3,320	4,507	5,578
Trade payables and related accounts	4,164	5,167	5,743
Accrued contract costs & other accrued liabilities	2,603	3,180	3,097
Customers deposits and advances	1,482	1,693	1,560
Short term financial debt	570	2,204	1,813

TOTAL CURRENT LIABILITIES	12,139	16,751	17,791

Other long term liabilities	1,117	3,147	1,759
Other long term financial debt	472	300	605
Bonds and notes issued	5,441	5,902	4,972

Long term financial debt	5,913	6,202	5,577

Other reserves	688	656	1,296
Accrued pensions and retirement obligations	1,366	1,280	1,322

Total reserves	2,054	1,936	2,618

TOTAL NON-CURRENT LIABILITIES	9,084	11,285	9,954

Mandatorily convertible notes for Class A shares	645	—	—

MINORITY INTERESTS	383	222	438

Capital stock	2,529	2,481	2,457
Additional paid-in capital	21,243	21,212	21,334	*
Retained Earnings	(13,245)	(1,600)	3,590	*
Unrealized holding gains	15	211	825
Cumulative translation adjustments	(543)	407	38
Less treasury stock, at cost	(1,815)	(1,923)	(2,104	)*

SHAREHOLDERS’ EQUITY	8,184	20,788	26,140

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,435	49,046	54,323

*	Alcatel has reclassified € 156 million in “additional paid-in capital” and € (156) million in “retained earnings” as of December 31, 2000 relating to accounting for gains and losses on sales of treasury stock.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Statement of changes in shareholders’ equity

		Additional		Minimum	Unrealized	Cumulative	Treasury	Net
	Capital	paid-in	Retained	liability	holding	translation	Stock	income	Shareholders’
	stock	capital	earnings	adjustment	gains/(losses	adjustment	at cost	(loss)	equity

	(in millions of euros)
Balance at December 31, 2001 after appropriation	2,481	21,212	(1,443)	(157)	211	407	(1,923)	—	20,788
Capital increase		8							8
Net change in treasury stock Class A shares owned by consolidated subsidiaries		(7)					108		101
Net changes in unrealized holding gains/(losses)					(196)				(196)
Minimum liability adjustment				(75)					(75)
Accounting for pre-existing stock option plans in business combinations		(227)	205						(22)
Capital increase linked to the acquisition of Astral Point	18	178	(38)						158
Capital increase linked to the acquisition of Telera	30	79	(11)						98
Translation adjustment						(950)			(950)
Other changes			(215)						(215)
Net income (loss)								(11,511)	(11,511)

Balance at December 31, 2002 before appropriation	2,529	21,243	(1,502)	(232)	15	(543)	(1,815)	(11,511)	8,184
Proposed appropriation of net income			(11,511)					11,511	—
Balance at December 31,
2002 after appropriation	2,529	21,243	(13,013)	(232)	15	(543)	(1,815)	—	8,184

Note 40 — Specific U.S. GAAP disclosures

(1) Impairment of goodwill (Disclosure SFAS 142)

      During 2001, the strong deterioration of the results in Data market, the decision to stop developments, to close certain U.S. sites and the new focus of Alcatel on Carrier market led Alcatel to book an exceptional amortization of goodwill, in accordance with SFAS 121, during the second quarter 2001 relating to the goodwill of Xylan/ Packet Engine, Assured Access and Internet Devices for respectively € 848 million, € 297 million and € 136 million.

      SFAS 142 requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented excluding amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002(a)	2002	2001	2000

	(in millions except earnings per share amounts)
Net income (loss) according to U.S. GAAP
Reported net income	$(12,069)	€(11,511)	€(4,937)	€(481)
Add back goodwill amortization	—	—	668	691
Add back other intangible assets amortization	—	—	—

Adjusted net income	(12,069)	(11,511)	(4,269)	210

Basic earnings per share — Class A:
Reported net income	(10.25)	(9.78)	(4.32)	(0.46)
Add back goodwill amortization	—	—	0.59	0.65
Add back other intangible assets amortization	—	—	—	—

Adjusted basic earnings per share — Class A	(10.25)	(9.78)	(3.73)	0.21

Basic earnings per share — Class O:
Reported net income	(5.17)	(4.93)	(0.90)	0.10
Add back goodwill amortization	—	—	0.10	—
Add back other intangible assets amortization	—	—	—	—

Adjusted basic earnings per share — Class O	(5.17)	(4.93)	(0.80)	0.10

Diluted earnings per share — Class A:
Reported net income	(10.25)	(9.78)	(4.32)	(0.44)
Add back goodwill amortization	—	—	0.59	0.63
Add back other intangible assets amortization	—	—	—

Adjusted diluted earnings per share — Class A	(10.25)	(9.78)	(3.73)	0.19

Diluted earnings per share — Class O:
Reported net income	(5.17)	(4.93)	(0.90)	0.10
Add back goodwill amortization	—	—	0.10	—
Add back other intangible assets amortization	—	—	—	—

Adjusted diluted earnings per share — Class O	(5.17)	(4.93)	(0.80)	0.10

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.0485 on December 31, 2002.

     The changes during 2002 in the carrying value of goodwill per segment are presented in the table below:

	Carrier			Space &
	Networking	Optics	e-Business	components	Other	Total

	(in millions of euros)
Balance as of January 1, 2002	8,339	2,689	2,448	1,110	50	14,636
Goodwill acquired during year	222	145	50	3	—	420
Impairment losses	(5,908)	(171)	(839)	—	—	(6,918)
Goodwill written off related to sale of business	(23)	(4)	(24)	—	—	(51)
Currency Translation Adjustment	(524)	(78)	(251)	(9)	—	(862)

Balance as of December 31, 2002	2,106	2,581	1,384	1,104	50	7,225

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization of identifiable intangible assets acquired

Entities acquired during the year

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	54	(16)
— Acquired technology and IPRD	45	(16)
— Software	1	—
— Other	7	—
Unamortized intangible assets	—	—

      The amortization expense of entities acquired during the year is € 16 million. Amortization expense of intangible assets is expected to be € 10 million in 2003 and 2004, € 5 million in 2005 and 2006 and € 3 million in 2007.

Alcatel Group

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	1,660	(1,260)
— Acquired technology	780	(692)
— Software	629	(355)
— Other	251	(213)
Unamortized intangible assets	—	—

      The amortization expense for the year ended December 31, 2002 is € 808 million. Amortization expense of intangible assets is expected to be € 140 million in 2003, € 100 in 2004, € 50 million in 2005, € 35 in 2006 and € 20 million in 2007.

(2) Stock-based compensation (disclosure SFAS 123 and SFAS 148)

      From 1996 to 2002, Alcatel adopted stock option incentive plans (see note 20).

      The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1996 through 2002:

      The fair values at grant-date of options granted during the years 1999, 1998, 1997 and 1996 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans and the following characteristics:

	2002	2001		2000		1999	1998	1997

Interest rate	3.80%	5%		5%		6%*	3.68%	5%
Expected life	3-8 years	3-9 years		5-10 years		5 years	5 years	5 years
Expected volatility	60%	(b	)	(a	)	39%	35%	32.5%
Expected dividends	1%	1%		1%		1%	2%	2.25%

*	USD rates, concern mainly U.S. plans

(a)	73% for Alcatel Class O shares, 64% for Class A shares, 51% for ADS.

(b)	50% for Alcatel Class O shares, 46% for Class A shares, 46% for ADS.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      The Group continues to apply accounting method prescribed by APB Opinion No. 25 Accounting for Stock Issued to Employees.

      The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

	2002	2001	2000*

	(in millions of euros
	except per share data)
Net income (loss) as reported	(11,511)	(4,937)	(481)
Stock-based employee compensation expense included in reported net income, net of tax	56	101	144
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(572)	(601)	(574)

Proforma net income (loss)	(12,027)	(5,437)	(911)

Basic earnings per Class A share as reported	(9.78)	(4.32)	(0.46)
Basic earnings per Class A share proforma	(10.22)	(4.77)	(0.86)
Diluted earnings per Class A share as reported	(9.78)	(4.32)	(0.46)
Diluted earnings per Class A share proforma	(10.22)	(4.77)	(0.86)
Basic earnings per Class O share as reported	(4.93)	(0.90)	(0.10)
Basic earnings per Class O share proforma	(4.97)	(0.99)	(0.10)
Diluted earnings per Class O share as reported	(4.93)	(0.90)	(0.10)
Diluted earnings per Class O share proforma	(4.97)	(0.99)	(0.10)

*	Net income per share of Class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders’ meeting of May 16, 2000.

(3) Derivative Instruments and Hedging Activities:

      Beginning January 1, 2001, for purpose of the U.S. GAAP reconciliation, Alcatel adopted Statement of Financial Accounting Standards No 133, « Accounting for Derivative Instruments and Hedging Activities » (“SFAS 133”) and the corresponding amendments under SFAS No 138. SFAS 133 as amended establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement. However, a company must formally document, designate the

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

relationship between the hedging instrument and the hedged underlying transaction, and assess the effectiveness of transactions that receive hedge accounting.

      The Group uses derivative financial instruments with off balance sheet risks primarily to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. Derivative financial instruments held or issued at year-end are mostly hedges of existing or anticipated financial or commercial transactions or are backed to issued debt.

      As a consequence, according to SFAS 133, the greatest part of derivative instruments are considered as hedging. However, the Group has considered that some instruments which are economic hedges such as currency options used to hedge commercial bids did not perfectly comply with the hedging requirements of SFAS 133 and the Group considered them as non hedging, as a prudent approach.

  Foreign currency risk

      As a multinational group, the Group’s commercial transactions are denominated in non-euro currencies. The Group uses derivative instrument to reduce its exposure to the effects of currency fluctuations. Alcatel has analyzed the implementation and decided to separate commercial bids from binding transactions.

      Only hedging of firm commitments qualifies for hedge accounting in SFAS 133. There must be a relationship between the hedging instrument and the hedged underlying transaction.

      For commercial transactions, each derivative instrument (only forward exchange contracts) is clearly related to a firm commercial contract.

      A commercial underlying contract is reevaluated in order to offset the mark-to-market of the derivative hedging instrument. Changes in the derivative’s fair value and its related results on the hedged item are recognized in the income statement.

      According to SFAS 133, a firm commitment hedge is classified as a fair value hedge.

      Derivative instruments used to cover commercial bids are economic hedges but they do not qualify for hedge accounting under SFAS 133 because the realization of the underlying commitment is not certain enough.

      Therefore, derivatives used to hedge commercial bids (mainly options) are marked to market without any offsetting of the underlying commitment.

  Interest rate risk

      Since Alcatel is a borrower, derivative instruments are used to reduce its exposure to interest rates fluctuations. Derivative instruments (interest rate swaps, cross currency swaps, caps, floor, future rate agreement) used by the Group to cover its debt are economic hedges but they do not qualify for hedge accounting under SFAS 133.

      For long-term debt, each derivative is related to a long-term issue or a medium term note. The fair value of the long term debt offsets the fair value of the related financial derivative. The difference is recorded in the income statement. These derivatives qualify as fair value hedges under SFAS 133.

      In all other cases, derivative instruments used by the Company do not qualify for hedge accounting, because they do not satisfy SFAS 133 hedge criteria.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Fair value hedges

      The ineffective portion of changes in fair value hedge positions reported in the income statement at December 31, 2002 is a gain of € 17 million which is due both to mismatches in amounts and maturities.

      The Group did not have any amount excluded from the measure of effectiveness.

      The impact of contracts cancellation on the income statement is a gain of € 32.8 million.

  Net investment hedge

      The Group hedges investments in foreign subsidiaries using mainly derivatives (currency and interest rate swaps & forwards).

      At December 31, 2002, some of these derivatives do not qualify as a net investment hedge under FAS 133. Accordingly, under US GAAP, the portion of the derivatives that do not qualify as a hedge should be recorded in the P&L. At December 31, 2002, the impact was € 219 million gain.

(4) Restructuring

      Under French GAAP, as disclosed in note 1(j) and starting January 1, 2002 (first application of the regulation No. 00-06 regulation on liabilities), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group management and have been announced before the closing date. Until December 31, 2001, the Group recorded restructuring reserves when the restructuring programs had been finalized and approved by the Group management and had been announced before approval of the financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in note 37(d).

      The impact of U.S. GAAP adjustment for the years ended December 31, 2002, 2001 and 2000 respectively is as follows:

          2002:

      The impact of U.S. GAAP adjustment for the year ended December 31, 2002 is as follows:

		Current		CTA
		Year		and
	2001	Expense	Utilization	others	2002

	(in millions of euros)
French GAAP reserve	1,113	1,081	(1,105)	(170)	919
Cost to relocate employees outside	(9)	5	1	—	(3)
Moving costs	(10)	(16)	20	—	(6)
Other direct cost	(133)	74	16	28	(15)
Lay off costs in excess of legal obligation/ early retirement programs	(258)	201	37	4	(16)

Total U.S. GAAP adjustment	(410)	264	74	32	(40)
Restructuring reserve and assets write down	703	1,345	(1,031)	(138)	879
Write down of assets	88	—		(88)	—

U.S. GAAP restructuring reserve	615	1,345	(1,031)	(50)	879

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The current year expense recorded in 2002 includes the following major actions:

2002

(in millions
of euros)
— Lay-off and outplacement costs in Stuttgart (Germany)	261
— Costs for ongoing early retirement program and transactional departures in CIT (France)	173
— Closure of Gent site (Belgium) and termination costs in other Belgian sites	118
— Lay-off costs in other european units (Spain, Italy, Netherlands, Nordics countries)	261
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	229
— Reorganization and downsizing of Optical Fiber Division: closure of Conflans site (France) and High River site (Canada) and reduced activity in Douvrin site (France), Claremont site (U.S.) and Mönchengladbach (Germany)	107
— Reorganization of Space Division: conversion of Valence site (France) and early retirement program and transactional departures in other sites	65
— Reorganization of Optronics Division: closure of Gatineau site (Canada), outsourcing of the U.S. activity, early retirement and voluntary terminations in other sites (France and Scotland)	23
— Other plans in the world	108
Total	1,345

      The reserve at the end of 2002 is analyzed below:

2002

(in millions
of euros)
Employee termination benefits	604
Other costs	275

Total	879

      The remaining € 604 million reserve for employee termination benefits at December 31, 2002 include approximately 7,452 employees to be terminated including:

Number of
employees

— Transactional departures relating to reorganization and outsourcing in North America	1,536
— Early retirement and negotiated departures in Stuttgart (Germany)	1,342
— Early retirement and lay-off in Gent (Belgium) and other Belgian sites	1,101
— On-going early retirement program and negotiated departures in CIT (France)	741
— Transactional departures in other European countries (Netherlands, Nordics countries, Slovakia) and other French units	918
— Early retirement and lay-off in Space Division	427
— Departures relating to reorganization and downsizing of Optical Fiber and Optronics Divisions	486
— Other plans in the world	901

Total	7,452

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001:

      The impact of U.S. GAAP adjustment for the year ended December 31, 2001 is as follows:

		Current		CTA
		Year		and
	2000	Expense	Utilization	others	2001

	(in millions of euros)
French GAAP reserve*	442	1,389	(665)	(53)	1,113
Cost to relocate employees outside	(14)	(4)	2	7	(9)
Plans not announced at balance sheet date	—	—	—	—	—
Moving costs	(5)	(3)	—	(2)	(10)
Other direct cost	(22)	(163)	54	(2)	(133)
Lay off costs in excess of legal obligation	(68)	(187)	—	(3)	(258)

Total U.S. GAAP adjustment	(109)	(357)	56	—	(410)
Restructuring reserve and assets write down	333	1,032	(609)	(53)	703
Write down of assets	3	87	—	(2)	88

U.S. GAAP restructuring reserve	330	945	(609)	(51)	615

*	including write-off of assets.

     The current year expense recorded in 2001 includes the following major actions:

2001

(in millions
of euros)
— Closure of Andover site and reorganization in other U.S. plants (social costs and costs associated to outsourcing)	249
— Cost for transactional departures in Alcatel Spain	122
— Cost for ongoing early retirement program and transactional departures in CIT (France)	115
— Reorganization of Submarine Networks Division: closure of Portland site (U.S.), convert Port Botany (Australia) site to idle status and reduced activity in the U.K. and France	94
— Inventory and some severance, relating to mobile phones activity	86
— Lay-off costs in Geel and Gent sites (Belgium)	71
— Transactional departures in ARE (France)	57
— Lay-off costs and lease termination relating to closure of Maidenhead and London sites (U.K.)	34
— Severance costs in Oslo (Norway)	10
— Other plans in the world	194

Total	1,032

      The reserve at the end of 2001 is analyzed below:

2001

(in millions
of euros)
Employee termination benefits	511
Other costs	104

Total	615

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The remaining € 511 million reserve for employee termination benefits at December 31, 2001 include approximately 6,325 employees to be terminated including:

Number of
employees

— Early retirements and lay-off in Geel and Gent sites (Belgium)	1,345
— Reorganization of Submarine Networks Division: closure of Portland (U.S.), convert Port Botany (Australia) site to idle status and reduced activity in the U.K. and France	1,100
— Transactional departures in Alcatel Spain	800
— Ongoing early retirement program and negotiated departures in CIT (France)	692
— Early retirement and transactional departures relating to closure and reorganization in U.S. plants	570
— Early retirement and negotiated departures in Stuttgart (Germany)	232
— Reorganization in Alcatel Schweiz	172
— Early retirements and lay-off in Etca (Belgium)	171
— Early retirements and negotiated departures in Rijswik (The Netherlands)	145
— Transactional departures in ARE (France)	116
— Other plans in the world	982

Total	6,325

2000:

		Current		CTA
		year		and
	1999	expense	Utilization	others	2000

	(in millions of euros)
French GAAP reserve*	793	143	(472)	(22)	442
Cost to relocate employees to another site	(13)	1	—	(2)	(14)
Plans not announced at balance sheet date	(53)	48	—	5	—
Moving costs	(3)	4	1	(7)	(5)
Other direct cost	(52)	29	7	(6)	(22)
Lay off costs in excess of legal obligation	(164)	94	5	(3)	(68)

Total U.S. GAAP adjustment	(285)	176	13	(13)	(109)
Restructuring reserve and assets write down	508	319	(459)	(35)	333
Write down of assets	13	13	(24)	1	3
U.S. GAAP restructuring reserve	495	306	(435)	(36)	330

*	including write-off of assets.

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

      The remaining € 142 million reserve for employee termination benefits at December 31, 2000 includes approximately 4,177 employees including:

	Number
	of employees

— Remaining part of lay-off costs to be paid until a certain age for Alcatel Telecom Spain	614	*
— Early retirements for BELL (remaining part to be paid)	1,016	*
— Reorganization of SEL in Germany	362
— Severance plans for Alcatel Telecom in the U.S. related to the former ADN and Richardson facility disposal	673
— Closure of plants (technical center) for CIT in France	199
— Early retirements and dismissals for ETCA	166
— Transfer from production unit to distribution unit at Zurich for SCHWEIZ	152
— Incentives in Italia	330
— Reserve for lay-off of employees for Alcatel Brazil	102
— Reorganization of central functions of Alcatel Austria	102
— Restructuring of Nexans Deutschland Industry	124
— Others plans in the World	337

Total	4,177

*	Including respectively 575 and 1,016 employees who already left the company.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Pension and post-retirement benefits other than pension plans

      The Group sponsors various defined benefit pension plans. In France, all Group’s employees elect to benefit from the retirement indemnity scheme. In other countries, the employees covered and the type of retirement plan depends on local regulations and practices.

      For defined benefit pension plans, prepaid expenses are determined as described in note 1(i).

      Disclosures in accordance with SFAS 132 are as follows:

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euros)
Change in benefit obligation
Benefit obligation at beginning of year	3,305	4,080	4,043	110	123	105
Service cost	138	131	157	2	3	2
Interest cost	180	181	202	8	8	9
Plan participants’ contributions	8	8	11	—	—	—
Amendments	27	6	39	1	—	(2)
Reclassification*	74	17	16	—	—	—
Business combinations	1	8	10	—	—	—
Disposals	(157)	(741)	(3)	—	(8)	—
Curtailments	(73)	—	(5)	(9)	(10)	—
Settlements	(44)	(90)	(85)	—	—	—
Special termination benefits	(1)	(5)	—	—	—	—
Actuarial loss/gain	139	(143)	(106)	20	(6)	8
Benefits paid	(250)	(184)	(248)	(7)	(6)	(7)
Other (foreign currency translation)	(77)	37	49	(19)	6	8

Benefit obligation at end of year	3,270	3,305	4,080	106	110	123

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euros)
Change in plan assets
Fair value of plan assets at beginning of year	2,281	2,904	2,710	—	—	—
Actual return on plan assets	(36)	(47)	288	—	—	—
Employers’ contribution	103	81	76	—	—	—
Plan participants’ contributions	8	8	12	—	—	—
Amendments	—	—	(1)	—	—	—
Reclassification*	78	15	10	—	—	—
Business combinations	19	(1)	3	—	—	—
Disposals	(71)	(478)	(1)	—	—	—
Curtailments	—	—	(2)	—	—	—
Settlements	(83)	(100)	(86)	—	—	—
Special termination benefits/ Benefits paid	(129)	(133)	(153)	—	—	—
Other (foreign currency translation)	(33)	32	47	—	—	—

Fair value of plan assets at end of year	2,137	2,281	2,904	—	—	—

Funded status	(1,133)	(1,024)	(1,176)	(106)	(110)	(123)
Unrecognized actuarial loss/gain	45	(118)	(161)	16	2	17
Unrecognized transition obligation	2	(6)	(4)	2	15	37
Unrecognized prior service cost	70	28	49	—	—	(2)
Net amount recognized	(1,016)	(1,120)	(1,292)	(88)	(93)	(71)

*	Classified in other debt the year before.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were € 2,263 million, € 2,163 million and € 798 million, respectively, as of December 31, 2002, € 2,124 million, € 2,019 million and € 657 million, respectively, as of December 31, 2001 and € 2,358 million, € 2,239 million and € 706 million, respectively, as of December 31, 2000.

      Actuarial assumptions have been determined by actuaries on a country by country and company by company basis.

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

Weighted-average assumptions as of December 31
Discount rate	6.3%	5.9%	5.5%	6.5%	7.5%	7.0%
Rate of compensation increase	3.2%	3.2%	3.5%	N/A	N/A	N/A
Expected return on plan assets	5.7%	5.1%	6.1%	N/A	N/A	N/A

      Regarding the other benefit plans, the assumed increase of health care trend is 7.5% in 2001 grading down to 5.0% in years 2006 and later.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euros)
Components of net periodic cost
Service cost	138	130	157	2	3	2
Interest cost	180	181	202	8	8	9
Expected return on plan assets	(110)	(121)	(167)	—	—	—
Amortization of transition obligation	(2)	(1)	(1)	1	2	3
Amortization of prior service cost	5	4	4	—	1	1
Amortization of recognized actuarial gain/loss	(11)	4	5	—	—	—
Effect of curtailments	(35)	(3)	—	7	—	—
Effect of settlements	23	41	—	—	—	—
Special termination benefits	(1)	(4)	(3)	—	—	—

Net periodic benefit cost	187	231	197	18	14	15

      Annual cost under French GAAP for pension benefits plans is € 187 million, € 231 million and € 197 million for the years ended December 31, 2002, 2001 and 2000, respectively. Since January 1, 1999 liabilities and prepaid expenses are determined under French GAAP in accordance with Statements of Financial Accounting Standards No. 87 and 88 (MLA excepted); therefore, annual costs under both French GAAP and U.S. GAAP are the same.

Amounts recognized in the statement of financial position:

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euros)
Accrued benefit liability (including MLA)	(1,504)	(1,493)	(1,672)	(88)	(93)	(71)
Prepaid benefit cost	124	126	154	—	—	—

Net amount accrued for under U.S. GAAP	(1,380)	(1,367)	(1,518)	(88)	(93)	(71)

Intangible assets	—	—	4
Accumulated other comprehensive income	364	247	222

Net amount recognized	(1,016)	(1,120)	(1,292)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net accruals accounted for as December 31, 2002, 2001 and 2000 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euros)
— Net amount accrued for under U.S. GAAP	(1,380)	(1,367)	(1,518)	(88)	(93)	(71)
Excess funding of plans recognized in income only when paid back to the Companies	—	—	—
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	—	—	—
Minimum liability adjustments (MLA)	364	247	226

— Net amount accrued for in consolidated financial statements	(1,016)	(1120)	(1,292)
Accrued	(1,140)	(1246)	(1,446)
Prepaid	124	126	154

      Regarding the other benefit plans, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point increase	Point decrease

Effect on total of service and interest cost components:	8.3%	(6.8%)
Effect on the post-retirement benefit obligation:	8.7%	(7.0%)

(6) Income taxes

(a) Deferred tax balances:

	2002	2001	2000

	(in millions of euros)
Deferred tax assets	6,343	5,601	3,951
Less valuation allowance*	(4,128)	(2,550)	(2,480)

Net deferred tax assets	2,215	3,051	1,471
Deferred tax liabilities	(221)	(708)	(708)

Net deferred taxes	1,994	2,343	763

*	Of which € 85 million at December 31, 2002 (€ 85 million at December 31, 2001 and € 205 million at December 31, 2000) will be allocated to reduce goodwill.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Major temporary differences giving rise to deferred taxes at December 31 are as follows:

	2002	2001	2000

	(in millions of euros)
Tax effect of temporary differences related to:
Accounting for long-term contracts	(81)	(73)	(64)
Depreciation of property, plant and equipment	—	(81)	(94)
Other	(140)	(554)	(550)

Deferred tax liabilities	(221)	(708)	(708)

Tax losses carried forward	4,292	2,986	2,018
Accrued pension and retirement obligation	277	235	151
Other liabilities temporarily non-deductible	1,758	2,271	1,780
Other	16	109	2

Deferred tax assets	6,343	5,601	3,951
Less: Valuation allowance	(4,128)	(2,550)	(2,480)

Deferred tax assets, net	2,215	3,051	1,471

Total deferred tax assets (liabilities), net	1,994	2,343	763

      Deferred tax balances are analyzed as follows:

At December 31, 2002	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	568	1,647	2,215
Deferred tax liabilities	(73)	(148)	(221)

	495	1,499	1,994

At December 31, 2001	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	1,665	1,386	3,051
Deferred tax liabilities	(162)	(546)	(708)

	1,503	840	2,343

At December 31, 2000	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	311	1,160	1,471
Deferred tax liabilities	(162)	(546)	(708)

	149	614	763

(b) Analysis of provision for income tax:

	2002	2001	2000

	(in millions of euros)
Current tax expense (benefits)	(283)	151	638
Tax benefit of operating losses carried forward	(1,860)	(2,149)	(94)
Net change in valuation allowance	1,903	202	(216)
Other deferred tax expenses (benefits)	149	618	9

Provision for income tax	(91)	(1,178)	337

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Effective income tax rate

	2002	2001	2000

	(in millions of euros)
Income (loss) before taxes, share in net income of equity affiliates, purchased R&D, amortization of goodwill, minority interests and extraordinary items	(4,540)	(3,790)	1,412
Average income tax rate	35.1%	34.0%	34.7%

Expected tax	(1,594)	(1,288)	490
Impact of:
— reduced taxation of certain revenues	(5)	(92)	(160)
— net change in valuation allowance	1,903	202	(216)
— (utilization) creation of tax losses carried forward	—	—	—
— tax credits	(31)	(46)	(105)
— other	(364)	47	328
Actual provision for income tax	(91)	(1,178)	337
Effective tax rate	2.0%	31.1%	23.9%

(d)	Income (loss) before taxes, share in net income of equity affiliates, purchased R&D, minority interests and extraordinary items by geographical origin:

	2002	2001	2000

	(in millions of euros)
France	(1,690)	(453)	842
Foreign	(6,962)	(5,381)	(178)

Income before tax	(8,652)	(5,834)	664

(7) FIN45 Disclosure

      The Group records a liability for product warranties corresponding to the estimated amount of future repair and replace products costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales disclosed in note 24 of the French GAAP financial statements. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.

      Change of product warranty reserve during fiscal 2002:

2002

(in millions of euros)
As of January 1, 2002	915

Additional reserves	347
Used	(258)
Changes in estimates of preexisting warranties	(166)
Change in consolidated companies	29
Exchange differences and other	(115)

As of December 31, 2002	751

      Disclosures related to guarantees given are given in note 29 of French GAAP financial statements.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8) Pro forma information concerning the 2000 acquisitions (unaudited)

      In addition to the information provided in note 2, U.S. GAAP (APB 16) requires the Group to present certain pro forma information as if the transactions had occurred at the beginning of 2000.

      The following unaudited pro forma results of operations for the year 2000 include such adjustments as amortization of goodwill and related changes in the number of shares used for the earnings per share calculation. They do not include non-recurring adjustments such as the write-off of in-process purchased research and development.

      The unaudited pro forma results have been prepared for comparative purposes only and do no purport to indicate the results of operations which would actually have occurred had the combination been in effect on the date indicated or which may occur in the future.

2000

(in millions of euros
except per share data)
Net sales	31,831
Income before extraordinary items and minority interests	(346)
Net income	(350)
Earnings per Class A share
Basic	(0.33)
Diluted	(0.33)

Net income per share of Class A shares has been restated to take into account the split by 5 of the nominal value of the share approved by the shareholders’ meeting of May 16, 2000.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)	Combined information concerning subsidiaries consolidated using proportionate consolidation method

      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of proportionate consolidation method, summarized financial information about the Group’s share of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to investments accounted for using the proportionate consolidation method (Evolium and Alda Marine in 2002 and 2001 and Evolium in 2000) have been prepared for the three years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

	2002	2001	2000

	(in millions of euros)
Balance Sheet data
Non current assets	234	361	42
Current assets	18	53	41
Non current liabilities	187	178	0
Current liabilities	68	63	14
Income statement data
Net sales	10	8	0
Cost of sales	(38)	(22)	0
Income from operations	(50)	(57)	(3)
Net result	(185)	(51)	(3)
Cash flow data
Cash flow from operating activities	5	(38)	(31)
Cash flow from investing activities	(46)	(93)	(9)
Cash flow from financing activities	46	35	(33)

(10) Other information about affiliates

      Market value of Alcatel’s stake in listed equity affiliates at December 31, 2002:

	% interest	Net value	Market value

		(in millions of euros)
Thales	9.7%	353	410

      In addition dividends received in 2002 from equity affiliates amounted to € 81 million (€ 72 million for 2001).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11) Other information (schedule II) — based on French GAAP information

	Balance at	Charged to		Balance at
	beginning	costs and	Other	end
	of period	expenses	movements	of period

		(in millions of euros)
Valuation and qualifying accounts deducted from the related accounts
2002
Other investments and miscellaneous	1,493	710	(195)	2,008
Inventories	1,588	558	(752)	1,394
Trade receivables and related accounts	928	279	(115)	1,092
Other accounts receivable	17	6	13	36
2001
Other investments and miscellaneous	444	1,026	23	1,493
Inventories	1,111	1,030	(553)	1,588
Trade receivables and related accounts	585	147	196	928
Other accounts receivable	18	3	(4)	17
2000
Other investments and miscellaneous	78	132	234	444
Inventories	798	133	180	1,111
Trade receivables and related accounts	574	(90)	100	585
Other accounts receivable	16	1	1	18
Accrued contract costs and other reserves
2002
Accrued pensions and retirement obligations	1,120	187	(291)	1,016
Estimated losses on long-term contracts	343	(14)	(217)	112
Other contract costs	1,475	336	(433)	1,377
Other reserves	1,223	107	(437)	893
2001
Accrued pensions and retirement obligations	1,292	177	(349)	1,120
Estimated losses on long-term contracts	272	191	(120)	343
Other contract costs	1,453	460	(438)	1,475
Other reserves	838	627	(242)	1,223
2000
Accrued pensions and retirement obligations	1,256	181	(145)	1,292
Estimated losses on long-term contracts	293	(21)	—	272
Other contract costs	1,278	149	26	1,453
Other reserves	913	19	(94)	838

(12) Recently issued U.S. Accounting Standards

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). The statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145, among other thins, rescinds SFAS 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transactions. Alcatel will adopt this statement on January 1, 2003. Alcatel does not anticipate that the adoption of SFAS 145 will have any material impact on the financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. This statement requires that a liability for a cost associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. Alcatel will apply prospectively to exit or disposal activities initiated after December 31, 2002.

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of FAS 5, Accounting for Contingencies, FAS 57, Related Party Disclosures, and FAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Group on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after December 15, 2002. The Group is currently evaluating the impact of this statement on its results of operations and financial position.

      In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results (see note 40(2)). Alcatel applies APB 25 that uses an intrinsic value based approach to measure compensation expense (see note 37(h)).

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for the Company’s December 31, 2003 financial statements. At December 31, 2002, Alcatel is a beneficiary in only one securitization program for the sale of customer loans related to mobile infrastrusture contracts to a multi-seller asset, backed commercial paper conduit vehicle sponsored by a financial institution (see note 29(b)). Alcatel currently is evaluating the classification of this program under FIN 46.

Note 41 — Subsequent events

      On February 4, 2003, we announced that at our Annual Shareholders Meeting scheduled on April 17, 2003 we would submit a resolution to our shareholders requesting an amendment to our articles of association that would convert all outstanding Class O shares into Class A shares on a one-for-one basis.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our board made this decision after having analyzed the market conditions of the opto-electronics industry. Our management believes that the elimination of the tracking stock will give it more flexibility as we address the future of the Optronics business and continue to explore strategic alternatives for the division. In addition, executing the Strategic Refocus Plan and maintaining the commercial and technological capabilities of the Optronics Division will also be part of management’s focus during 2003.

Note 42 —	Reconciliation of consolidating net income and consolidating shareholders’ equity from French GAAP to U.S. GAAP

      Consolidating financial statements provided in note 36 are prepared under French GAAP. The tables below reconcile net income and shareholder’s equity to U.S. GAAP giving effect to differences between French GAAP and U.S. GAAP that are described in note 37.

(a) Consolidating financial information for the period ended December 31, 2002

(1) Consolidating income statement

	Alcatel
	ex-Optronics	Optronics		Alcatel
	Division	division	Eliminations	Group

	(in millions of euros)
Net income (loss) as reported in the Consolidated Income Statement	(4,326.2)	(418.8)	—	(4,745.0)
Amortization and impairment of acquisition goodwill	(3,484.0)	(63.0)	—	(3,547.0)
Accounting for investments in securities	(7.0)	—	—	(7.0)
Restructuring plans	(313.2)	(3.8)	—	(317.0)
Income taxes	5.0	—	—	5.0
Purchased in process research and development	(13.0)	—	—	(13.0)
Adjustment of French pooling of interests accounting method	(541.7)	(14.3)	—	(556.0)
Derivative instruments and hedging activities	411.0	—	—	411.0
Compensation expenses	(56.0)	—	—	(56.0)
Other adjustments	99.6	(36.6)	—	63.0
Tax effect of the above adjustments	56.1	0.9	—	57.0
Cumulative effect of adoption of SFAS 142, net of tax	(2,806.0)	—	—	(2,806.0)

Net income (loss) according to U.S. GAAP	(10,975.4)	(535.6)	—	(11,511.0)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2) Net worth of the Optronics division/ Shareholders’ equity

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euros)
Net worth of the division/ Shareholders’ equity as reported in the Consolidated Balance Sheets after appropriation	5,198.2	(191.2)	—	5,007.0
Amortization and impairment of acquisition goodwill	(1,827.0)	(59.0)	—	(1,886.0)
Accounting for investments in securities	23.0	—	—	23.0
Restructuring plans	40.0	—	—	40.0
Accounting for pre-existing stock option plans in business combinations	360.0	—	—	360.0
Adjustment of French pooling of interests accounting method	7,585.5	86.5	—	7,672.0
Pensions and other post-retirement benefits	(449.5)	(2.5)	—	(452.0)
Derivative instruments and hedging activities	240.0	—	—	240.0
Other adjustments	21.5	14.5	—	36.0
Tax effect of the above adjustments	(50.0)	—	—	(50.0)
Cumulative effect of adoption of SFAS 142, net of tax	(2,806.0)	—	—	(2,806.0)

Net worth of the division/ Shareholders’ equity according to U.S. GAAP	8,335.7	(151.7)	—	8,184.0

(b) Consolidating financial information for the period ended December 31, 2001

(1) Consolidating income statement

	Alcatel
	ex-Optronics	Optronics		Alcatel
	division	division	Eliminations	Group

	(in millions of euros)
Net income (loss) as reported in the Consolidated Income Statement	(4,824.9)	(144.3)	6.2	(4,963.0)
Amortization of acquisition goodwill	265.0	—	—	265.0
Accounting for investments in securities	9.0	—	—	9.0
Restructuring plans	298.2	3.8	—	302.0
Income taxes	61.0	—	—	61.0
Purchased in process research and development	—	(13)	—	(13.0)
Adjustment of French pooling of interests accounting method	(581.7)	1.7	—	(580.0)
Derivative instruments and hedging activities	215.7	2.3	—	218.0
Other adjustments	(15.5)	64.5	—	49.0
Tax effect of the above adjustments	(35.5)	(2.5)	—	(38.0)
Cumulative effect of adoption of SFAS 133, net of tax	(245.4)	(1.6)	—	(247.0)

Net income (loss) according to U.S. GAAP	(4,854.1)	(89.1)	6.2	(4,937.0)

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

(c) Consolidating financial information for the period ended December 31, 2000

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

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Alcatel:

      We have audited the combined balance sheet of the Optronics division of Alcatel (the “Optronics division”) at December 31, 2002 and the related combined statements of income, cash flows and changes in net worth for the year then ended, all expressed in euros. These combined financial statements are the responsibility of the Optronics division’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      The Optronics division is an integrated business unit of Alcatel; consequently as indicated in note 1.1 to the combined financial statements, these combined financial statements have been prepared from the accounting records of Alcatel and reflect certain allocations for services performed for the Optronics division by Alcatel.

      In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Optronics division at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in France.

      Without qualifying the conclusion expressed above, we draw attention to the application of “Regulation 00-06 on liabilities” described in note 1.2 to the combined financial statements.

      Accounting principles used by the Optronics division in preparing the Optronics division combined financial statements conform with accounting principles generally accepted in France but vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the significant differences between accounting principles applied by the Optronics division and accounting principles generally accepted in the United States of America and the effect of those differences on combined net income for the year ended December 31, 2002 and combined net worth at December 31, 2002 are set forth in Notes 22 and 23 to the combined financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Neuilly sur Seine, France

February 4, 2003 (except for notes 22 and 23 for which the date is March 20, 2003)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT(1)

To the Board of Directors of Alcatel

      We have audited the accompanying combined balance sheets of the Optronics division of Alcatel (the “Optronics division‘- See Note 1.1 to the combined financial statements) as of December 31, 2001, 2000 and 1999, and the related combined statements of income, statements of cash flows and changes in net worth of the Optronics division for each of the three years in the period ended December 31, 2001, all expressed in euros. These financial statements are the responsibility of the Optronics division’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      The Optronics division is an integrated business unit of Alcatel; consequently as indicated in Note 1.1, these combined financial statements have been prepared from the accounting records of Alcatel and reflect certain allocations for services performed for the Optronics division by Alcatel.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Optronics division as of December 31,2001, 2000 and 1999 and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in France.

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

/s/ CHRISTIAN CHIARASINI

BARBIER FRINAULT & AUTRES
Member Firm of Andersen Worldwide

Neuilly-sur-Seine, France

January 31, 2002

(1)	This report is a copy of the previously issued report. Barbier Finault & Autres has not reissued this report.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED INCOME STATEMENTS

	Note	2002(a)	2002	2001	2000

		(in millions)
Net sales	(3)	$88.2	€84.1	€470.4	€432.3
Cost of sales		(185.9)	(177.3)	(428.0)	(276.8)

Gross profit (loss)		(97.7)	(93.2)	42.4	155.5
Administrative and selling expenses		(33.9)	(32.3)	(39.0)	(24.3)
Research & Development expenses		(48.1)	(45.9)	(62.0)	(36.1)

Income (loss) from operations	(4)	(179.7)	(171.4)	(58.6)	95.1
Financial income (loss)	(5)	(10.7)	(10.2)	(5.8)	(0.4)
Restructuring costs	(2)	(81.1)	(77.4)	(7.5)	—
Other revenue (expense)	(6)	(92.6)	(88.3)	(21.5)	0.1

Income (loss) before taxes and amortization of goodwill		(364.1)	(347.3)	(93.4)	94.8
Income tax	(7)	(18.6)	(17.7)	26.3	(32.9)
Amortization of goodwill		(56.4)	(53.8)	(77.2)	(2.9)
Purchased R&D		—	—	—	(21.5)

Net income (loss)		$(439.1)	€(418.8)	€(144.3)	€37.5

(a)	Translation of amounts from € to $ has been made merely for the convenience of the reader at the Noon buying Rate of € 1=$1.0485 on December 31, 2002.

The accompanying notes are an integral part of these combined financial statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED BALANCE SHEETS

ASSETS

	Note	2002(a)	2002	2001	2000

		(in millions)
Goodwill, net	(2)	$—	€—	€58.1	€132.4
Other intangible assets, net		1.7	1.6	12.1	22.7
Intangible assets, net		1.7	1.6	70.2	155.1
Property, plant and equipment	(8)	321.7	306.8	365.5	162.2
Less accumulated depreciation	(8)	(229.8)	(219.2)	(102.6)	(54.6)
Property, plant and equipment, net		91.9	87.6	262.9	107.6
Other investments		0.9	0.9	0.8	—
TOTAL FIXED ASSETS		94.5	90.1	333.9	262.7
Inventories and work-in-progress, net	(9)	17.2	16.4	60.4	131.0
Trade receivables and related accounts, net	(10)	8.4	8.0	71.5	91.7
Other accounts receivable	(11)	24.3	23.2	124.5	41.6

Accounts receivable, net		32.7	31.2	196.0	133.3
Cash Pooling — Alcatel current account (maturity not less than three months)		—	—	—	—
Cash Pooling — Alcatel current account (maturity less than three months)		19.4	18.5	16.0	46.7
Marketable securities, net value		—	—	1.9	2.1
Cash		2.0	1.9	3.0	0.4
Cash and cash equivalents		21.4	20.4	20.9	49.2

TOTAL CURRENT ASSETS		71.3	68.0	277.3	313.5

TOTAL ASSETS		$165.8	€158.1	€611.2	€576.2

(a)	Translation of amounts from € to $ has been made merely for the convenience of the reader at the Noon buying Rate of € 1 = $ 1.0485 on December 31, 2002.

The accompanying notes are an integral part of these combined financial statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

		2002(a)	2002		2001	2000

			Before	After

		After			After	After
	Note	Appropriation	Appropriation		Appropriation	Appropriation

		(in millions)
Funds allocated by Alcatel		$387.0	€369.1	€	€366.6	€332.9
Accumulated net profits (losses)		(590.4)	(563.1)		(144.3)	2.9
Cumulative translation adjustment		2.9	2.8		5.4	1.7

TOTAL NET WORTH OF THE OPTRONICS DIVISION		(200.5)	(191.2)		227.7	337.5
Accrued pension and retirement obligations	(12)	2.5	2.4		2.6	2.1
Other reserves	(13)	24.7	23.5		37.3	19.0

TOTAL RESERVES FOR LIABILITIES AND CHARGES		27.2	25.9		39.9	21.1
Cash pooling — Alcatel current account		267.0	254.6		159.5	17.1
Other borrowings		25.8	24.6		45.4	19.0
TOTAL FINANCIAL DEBT	(14)	292.8	279.2		204.9	36.1
Advances from customers	(15)	0.1	0.1		0.2	0.1
Trade payables and related accounts		29.5	28.1		97.8	119.3
Other payables	(16)	16.7	16.0		40.7	62.1

TOTAL OTHER LIABILITIES		46.3	44.2		138.7	181.5

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION		$165.8	€158.1	€	€611.2	€576.2

(a)	Translation of amounts from € to $ has been made merely for the convenience of the reader at the Noon buying Rate of € 1 = $ 1.0485 on December 31, 2002.

The accompanying notes are an integral part of these combined financial statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED STATEMENTS OF CASH FLOWS

	2002(a)	2002	2001	2000

	(in millions)
Cash flows from operating activities
Net income (loss)	$(439.1)	€(418.8)	€(144.3)	€37.5
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net*	250.4	238.8	127.8	42.3
Changes in reserves for pension obligations, net	(0.2)	(0.2)	0.5	0.4
Changes in other reserves, net	(67.4)	(64.3)	116.6	7.8
Net (gain) loss on disposal of non-current assets	9.1	8.7	5.2	—
Other		—	—	—

Net cash provided (used) by operating activities before change in working capital	(247.2)	(235.8)	105.8	88.0
Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	164.6	157.0	(35.9)	(78.1)
Decrease (increase) in inventories	99.5	94.9	(22.4)	(88.5)
Increase (decrease) in accounts payable and accrued expenses	(88.6)	(84.5)	(74.4)	114.2

Net cash provided (used) by operating activities	(71.7)	(68.4)	(26.9)	35.6
Cash flows from investing activities
Proceeds from disposal of fixed assets	12.9	12.3	0.3	—
Capital expenditures	(22.2)	(21.1)	(136.6)	(72.3)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(0.1)	(0.1)	(104.7)	(184.5)
Cash proceeds from sales of previously consolidated companies, net of cash sold	1.7	1.6	—	—
Decrease (increase) in Alcatel current account (maturity more than three months)	—	—	—	6.1

Net cash provided (used) by investing activities	(7.7)	(7.3)	(241.0)	(250.7)

Net cash flows after investing activities	(79.4)	(75.7)	(267.9)	(215.1)
Cash flows from financing activities
Increase (decrease) in short-term debt	104.4	99.6	142.3	17.4
Increase (decrease) in long-term debt	(7.4)	(7.0)	0.8	0.8
Principal payment under capital lease obligation	(18.1)	(17.3)	(1.9)	(1.3)
Proceeds from issuance of Alcatel Optronics shares	—	—	106.3	245.0
Funds allocated by Alcatel	3.5	3.3	—	9.6
Dividends paid by Alcatel Optronics	(3.0)	(2.9)	(9.5)	(11.5)

Net cash provided (used) by financing activities	79.4	75.7	238.0	260.0
Net effect of exchange rate changes	(0.5)	(0.5)	1.6	—
Net increase (decrease) in cash and cash equivalents	(0.5)	(0.5)	(28.3)	44.9
Cash and cash equivalents at beginning of year	21.9	20.9	49.2	4.3
Cash and cash equivalents at end of year	$21.4	€20.4	€20.9	€49.2

Income taxes paid amounted to € 0.3 million in 2002, € 14.0 million in 2001 and € 16.2 million in 2000. Interests paid amounted to € 8.5 million in 2002; € 8.4 million in 2001 and € 1.3 million in 2000.

*	Of which € 21.5 million of purchased R&D related to the acquisition of Innovative Fibers in 2000.

(a)	Translation of amounts from € to $ has been made merely for the convenience of the reader at the Noon buying Rate of € 1 = $ 1.0485 on December 31, 2002.

The accompanying notes are an integral part of these combined financial statements.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

COMBINED STATEMENT OF CHANGES IN NET WORTH OF THE OPTRONICS DIVISION

	Funds	Accumulated	Cumulative	Total net
	allocated by	net	Translation	worth of
	Alcatel	profits/losses	Adjustment	the division

	(in millions of euros, except where expressly stated otherwise)
Balance at January 1, 2000	€78.4	(25.1)	3.4	56.7
Net income (loss)	—	37.5	—	37.5
Funds allocated by Alcatel	254.5	—	—	254.5
Translation adjustment of the year	—	—	(1.7)	(1.7)
Dividends	—	(9.5)	—	(9.5)

Balance at December 31, 2000	€332.9	2.9	1.7	337.5
Net income (loss)	—	(144.3)	—	(144.3)
Funds allocated by Alcatel	105.9	—	—	105.9
Kymata’s goodwill charged to the net worth	(72.2)	—	—	(72.2)
Translation adjustment of the year	—	—	3.7	3.7
Dividends	—	(2.9)	—	(2.9)

Balance at December 31, 2001	€366.6	€(144.3)	€5.4	€227.7
Net income (loss)	—	(418.8)	—	(418.8)
Funds allocated by Alcatel	2.5	—	—	2.5
Translation adjustment of the year	—	—	(2.6)	(2.6)

Balance at December 31, 2002	€369.1	€(563.1)	€2.8	€(191.2)
Balance at December 31, 2002(a)	$387.0	$(590.4)	$2.9	$(200.5)

(a)	Translation of amounts from € to $ has been made merely for the convenience of the reader at the Noon buying Rate of € 1 = $1.0485 on December 31, 2002.

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

      The accompanying combined financial statements include the amounts of the following subsidiaries of Alcatel engaged in the Optronics business (together « the Optronics division »):

•	Alcatel Optronics France, a French incorporated company and wholly-owned subsidiary of Alcatel;

•	Alcatel Optronics USA Inc., a U.S. incorporated company and wholly-owned subsidiary of Alcatel which was created on June 30, 2000 and received as a contribution a business division of Alcatel USA Inc., a U.S. incorporated company, and a business division of Alcatel ITS, a U.S. incorporated company.

•	Alcatel Optronics Canada (ex Innovative Fibers), a Canadian company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on August 1st, 2000.

•	Alcatel Optronics UK (ex Kymata), a UK company and wholly-owned subsidiary of Alcatel Optronics France, which was acquired on September 21, 2001 and its wholly-owned subsidiary Alcatel Optronics Netherlands until June 28, 2002, date of the sale of this subsidiary to its management.

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

      These combined financial statements reflect the results of operations, financial position and changes in net worth of the Optronics division and cash flows of the Optronics division as if these combined businesses were a separate entity for all periods presented. The combined financial statements of the Optronics division should be read in conjunction with the audited consolidated financial statements of Alcatel.

      The combined financial statements of the Optronics division were prepared in accordance with French GAAP in accordance with the by-laws of Alcatel regarding the Class O shares. The combined financial statements of the Optronics division reflect the assets, liabilities, revenues, expenses and cash flows directly attributable to the Optronics division, as well as certain allocations and attributions, to present the financial position, results of operations and cash flows of the Optronics division as if it were a separate entity.

      The allocation methodology is described below and elsewhere within the appropriate notes to the combined financial statements. Management believes that the allocation methodologies applied are reasonable.

      The combined financial statements are prepared on the basis of the historical accounts of the entities included in the Optronics division and certain allocations of costs between Alcatel and the Optronics division. The effects of the Basic Intercompany Agreement have been reflected in the combined financial

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

statements since its implementation on September 20, 2000. Had this agreement been reflected in the financial statements of the preceding periods, no significant differences would have been identified as compared with the allocation criteria used in the preparation of these accounts. The following analysis sets forth the principles of the Basic Intercompany Agreement and its implementing agreements governing the relationship between Alcatel and the Optronics division, as well as the allocation methodology applied.

Cash management and allocation policies

      The capital structure of the Optronics division:

•	has been based on the current capital structure and financial position of Alcatel Optronics France, and existing cash, debt balances and transactions have been maintained.

•	for Alcatel Optronics USA Inc., any cash transaction has been recorded as an increase or reduction of funds allocated by Alcatel; accordingly, no interest expense or income has been reflected in the combined financial statements for this entity until June 30, 2000. This is consistent with its initial debt-free financial position at its creation at the end of June 2000. From July 1st, the company has its own treasury and records the corresponding financial interests.

•	has been based on the current capital structures and financial positions of Alcatel Optronics Canada and Alcatel Optronics UK.

      Changes in the net worth of the Optronics division represent net transfers to or from Alcatel and give effect to the net income or loss of the Optronics division attributable to Alcatel during the period; for Alcatel Optronics France, changes in the total net worth of the division also reflect the capital contribution and distribution of dividends that took place within Alcatel.

      Alcatel Central Treasury and Alcatel Optronics France continued with their existing agreement and its terms remained unchanged, while Alcatel Optronics Inc. and Alcatel USA Sourcing LP have entered into a similar agreement since July 1st, 2000. The principles of the Basic Intercompany Agreement apply to any company further acquired and included in the Optronics division perimeter since September 20, 2000. As a result, Alcatel Optronics Canada and Alcatel Canada, Inc., and Alcatel Optronics UK and Alcatel UK Ltd have also entered into similar agreements since their respective acquisition dates.

      Funds required by the Optronics division for its current and future capital expenditures or business acquisitions are and will be subject to the approval and budget procedures of Alcatel.

Costs of sales

      € 2.0 million, € 2.6 million, € 2.4 million, included in costs of sales for 2002, 2001 and 2000, respectively, resulted from allocation of common expenses.

      Allocated expenses within this caption include costs for use of facilities, information technology, human resources and property taxes. These costs have been allocated to the Optronics division, in a manner consistent with the manner used by Alcatel to allocate the costs among its various businesses. Allocation criteria include square footage for facilities, number of connections for the information technology, headcount for the human resources and amount of fixed assets and inventories for property taxes.

      Subsequent to the implementation of the Basic Intercompany Agreement and the creation of Alcatel Optronics USA inc., Alcatel Sourcing L.P. invoiced such costs to Alcatel Optronics USA inc. based on the provisions of an agreement that reflects the allocation criteria described above.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Administrative & selling expenses

      € 3.2 million, € 7.5 million, € 6.2 million included in administrative and selling expenses for 2002, 2001 and 2000, respectively, resulted from allocation of common expenses.

      Allocated expenses within this caption include costs for use of legal, accounting, administrative, tax, communication and intellectual property services of Alcatel which have been allocated to the Optronics division, in a manner consistent with Alcatel’s allocation of costs among its various businesses generally based on turnover.

Research and development

      Prior to 2000, Research and Development (“R&D”) activities carried out by Alcatel related to the Optronics business and used by the Optronics division were allocated to the Optronics division, net of any funding already recorded by the Optronics division, to the Alcatel Research Center.

      Such allocation had been made in identifying the individual R&D projects directly related to the Optronics business and considering costs incurred (principally personnel expenses) for each of those projects.

      For the fiscal years after 2000, Alcatel and the Optronics division have entered into a frame research & development agreement that defines how Alcatel performs R&D related to the business of the Optronics division. The R&D projects are divided into separate categories:

•	Short-term research: The amount for the short-term research will be renegotiated annually, based on the R&D projects agreed between Alcatel and the Optronics division.

•	Long and medium-term research: the Optronics division participates to the financing of the long-and medium-term research through a payment of 1% of its annual net sales (net of certain intragroup purchases). These payments become due for the period starting on January 1, 2001.

•	Ad hoc research programmes: the Optronics division and Alcatel negotiate dedicated contracts project by project.

      As a result of the implementation of the frame research & development agreement, the Optronics division paid to Alcatel € 6.1 million in 2002, € 9.6 million in 2001 and € 6.1 million in 2000.

Income tax

      Income tax of each of the combined entities has been determined as if they were separate entities and reflects tax credits associated with losses attributable to the entities of the Optronics division when it is more likely than not that the tax benefit will be realized. See Note 7 to the notes to the combined financial statements.

      As disclosed in the Basic Intercompany Agreement as discussed below, tax agreements concluded between Alcatel on one hand, and Alcatel Optronics France and Alcatel Optronics USA Inc. on the other hand, enable them to pay an amount equivalent to the income tax that they would have paid if they were independent entities. However, Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, they are paying their own income tax, if any, to the local authorities. From January 1st, 2002, Alcatel Optronics France no longer belongs to Alcatel tax consolidation group.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Basic intercompany agreement

      On September 20, 2000, Alcatel and the Optronics division entered into a Basic Intercompany Agreement which sets forth the basic principles governing the relationship between Alcatel and the Optronics division with respect to:

•	the ownership and use of intellectual property,

•	the allocation of research and development resources and costs,

•	the purchase of the Optronics division’s products by Alcatel,

•	the supply of support services by Alcatel to the Optronics division,

•	the supply of treasury services by Alcatel to the Optronics division,

•	the allocation of taxes and

•	competition between Alcatel and the Optronics division.

      Within the framework of the Basic Intercompany Agreement, Alcatel and the Optronics division have entered into Implementation Agreements covering each of the subjects listed above. According to the Basic Intercompany Agreement, the Implementation Agreements must contain terms and conditions that in all material respects are commercially reasonable and comparable to those that would be entered into between independent parties, taking into consideration the relative size and importance of the commercial relationship between the parties at the time of agreement.

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

      Except as explicitly covered in the Basic Intercompany Agreement, management and allocation policies and accounting principles applicable to the preparation of the financial statements of the Optronics division may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the board of directors of Alcatel without approval of the shareholders. Any determination of the board of directors of Alcatel to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate effects upon holders of the Class O shares and holders of common shares of Alcatel, would be made by the board of directors of Alcatel in its good-faith business judgment of Alcatel’s best interests, taking into consideration the interests of all shareholders.

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

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

1.2 — Summary of accounting policies

      The combined financial statements of the Optronics division are presented in accordance with French generally accepted accounting principles. Since January 1, 1999, Alcatel and the Optronics division comply with the “New principles and methodology relative to consolidated financial statements” Regulation 99-02 approved by decree dated June 22, 1999 of the “Comité de Réglementation Comptable”. Since January 1st, 2002 Alcatel and the Optronics division comply with the regulation no 00-06 (regulation on liabilities) approved by the « Comité de Réglementation Comptable ». Such change did not have any effect on the 2002 financial statements of the Optronics division.

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

      In estimating the fair value of in-process research and development for an acquisition, the division may consider present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks.

      The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the division and its competitors. Net cash flows from such projects are based on management’s estimates of cost of sales, operating expenses, and income taxes from such projects.

      The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of the division’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

      This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development costs already incurred, and the projected cost to complete the projects.

      If as of the date of the acquisition, the development of the in-process research and development projects has not yet reached technological feasibility and the research and development in progress has no

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

alternative future uses, the value allocated to these projects is capitalized and immediately expensed at acquisition.

(d) Intangible assets

      Goodwill is amortized using the straight-line method over a period of twenty years.

      Whenever events or changes in market indicate a risk of impairment of the goodwill, a detailed review is carried out to determine whether the carrying amount of such an asset remains lower than its estimated fair value. If necessary, an exceptional amortization is accounted for to reduce its carrying amount to its estimated fair value.

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

      Fixed assets acquired through capital lease arrangements are capitalized and include the lease agreements concluded with Société Immobilière Vélizy-Nozay, an affiliate of Alcatel (see Note 18, “Related party transaction”).

      Whenever events or changes in market indicate a risk of impairment of tangible assets, a detailed review is carried out to determine whether the carrying amount of such assets remains lower than their estimated fair value, measured by discounted forecasted cash flows. If necessary, an exceptional depreciation is accounted for to reduce their carrying amount to their estimated fair value.

(f) Investments

      Investments are stated at the lower of historical cost or fair value, assessed investment by investment, taking into consideration the diversity of the activities they represent.

(g) Inventories

      Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

(h) Cash and cash equivalents

      Cash and cash equivalents comprise cash deposit to Alcatel cash pooling having a maturity of less than three months and which are liquid and transferable (see Note 18, “Related party transactions”), as well as cash on hand and marketable securities. These items are valued at the lower of cost or market value.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(i) Pension and retirement obligations

      In accordance with the laws and practices of each country, the Optronics division participates in employee benefit plans by offering early retirement benefits, termination benefits and post-retirement benefits.

      For defined benefit pension plans, liabilities and prepaid expenses are determined as follows:

•	using the Projected Unit Credit Method (with projected final salary);

•	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

      The financial component of the periodic pension cost (interest costs after deduction of return on plan assets) is included under “Financial income (loss)” (see Note 5 to the combined financial statements).

      Post-retirement benefits are not provided for.

(j) Reserves for restructuring

      Reserves for restructuring costs are provided for when the restructuring programs have been finalized and approved by Alcatel management and have been announced before approval of the financial statements. Restructuring costs primarily relate to severance payments, early retirement of employees, costs for notice periods, retraining costs of terminated employees, and write-off of fixed assets, inventories and other assets in connection with shut-down of facilities. The restructuring reserve includes all restructuring costs that do not come in reduction of assets.

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

(l) Revenue recognition

      Sales of equipment are recognized upon shipment to customers that transfers risks and rewards of ownership. A 12-month warranty is generally granted to customers and this obligation is provided for when sale is recognized. Warranty costs are recorded in cost of sales. Net sales represent sales and revenues net of value added taxes (VAT).

(m) Financial instruments

      Alcatel Optronics uses forward exchange contracts to manage and reduce its exposure to fluctuations in foreign currency exchange rates. These forward exchange contracts are contracted with Alcatel Central Treasury as further described in Note 18 — “Related Party Transactions”. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the corresponding gains and losses for the hedged item; otherwise, changes in the market value of these instruments are recognized in the period of change.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(n) Income from operation

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

Note 2 — Changes in the combined companies

(a) Acquisition of Innovative Fibers in 2000

      On August 1st, 2000, the Optronics division acquired 100% of Innovative Fibers, Inc., a Canadian company specializing in passive devices, for U.S. $ 175 million (€ 188.8 million) in cash. The total cost of acquisition amounted to € 190.2 million at the exchange rate of the date of acquisition.

      Innovative Fibers Inc. has been consolidated since August 1st, 2000 in Alcatel’s consolidated financial statements and subsequently renamed Alcatel Optronics Canada.

      In connection with the transaction, certain key-employees of Innovative Fibers have entered into three-year employment contracts. In addition, three-year retention mechanisms were put into place in order to retain key employees of Innovative Fibers.

      The cost of acquisition of Innovative Fibers was allocated to assets acquired and liabilities assumed. The major assets acquired include:

•	In process Research & Development for € 21.5 million have been allocated to such projects according to the methodology described in Note 1.2 (c) to the combined financial statements. This amount was expensed in the fiscal year 2000.

•	Acquired technology for € 22.6 million. This intangible asset is depreciated over 7 years.

      The unallocated portion of the cost of acquisition was recorded as goodwill for € 138.6 million and is amortized over 20 years. However, in accordance with the principle described in Note 1.2 (d), exceptional depreciations of goodwill (€ 70.0 million) and acquired technology (€ 7.9 million) were recorded in 2001 to reflect the material change in market conditions affecting this business.

      In 2002, the remaining parts of the goodwill and acquired technology have been fully depreciated for € 53.1 million and € 8.5 million, respectively due to a further deterioration of the market.

(b) Acquisition of Kymata Ltd in 2001

      On September 21, 2001, Alcatel acquired 100% of Kymata Ltd, a UK company specializing in planar technology for high-end passive optical components. Kymata Ltd, which was renamed Alcatel Optronics UK has been consolidated from September 30, 2001 in Alcatel’s consolidated financial statements.

      On November 8, 2001, Alcatel transferred its investment in Alcatel Optronics UK to Alcatel Optronics France in exchange for a note which has been repaid through the issuance of new Alcatel Optronics France shares to Alcatel.

      The acquisition has been accounted for under the French pooling-of-interests method (“méthode dérogatoire”) according to regulation 99-02 chapter 215, both in the consolidated financial statements of Alcatel and in the combined financial statements of the Optronics division. The difference between the assets and liabilities acquired at their net book values and the stock purchase price has been deducted from the net worth of the division.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      Under the terms of the purchase agreement, 9.0 million Alcatel Class O shares and 2.2 million Alcatel Class A shares were exchanged for all outstanding shares of Kymata. Based on the average prices of the shares, for the 20 trading days ending September 21, 2001, the total cost of acquisition including acquisition costs was € 108.3 million.

      The obligations of Kymata related to its stock option plans are covered by the grant of Alcatel Class O shares. Each stock option granted by Kymata is exchanged against 0.00671 Alcatel Class O share.

      Prior to the transaction, certain key employees entered into bonus contracts to be paid in case of a sale or an Initial Public Offering of Kymata, provided the employee remains employed by the acquiring firm from one to three years.

Note 3 — Reorganization of the division

      In order to further adjust to the persistent market downturn, the division launched on June 5, 2002 an Industrial Redeployment Plan affecting all of its manufacturing sites.

      Given a further deterioration of the markets, restructuring actions have been intensified and a Strategic Refocusing Plan was announced on September 17, 2002. A revised business model is being implemented, with Nozay (France) site focusing on active components and Livingston (Scotland) facility on passives. These plans have led to a headcount reduction from 1,796 at the end of 2001 to 997 at the end of 2002.

      The main actions announced and carried out at the end of December 31, 2002 can be analyzed per site as follows:

Canada (Gatineau)

      The Gatineau facility has been closed on December 13, 2002 and the FBG manufacturing activity tranferred to Livingston, Scotland.

      The dissolution of the company will normally occur during fiscal year 2003. All tangible assets have been sold, transferred or written off.

      The former shareholders of Innovative Fibers, who benefited from a three-year retention mechanism, have been laid-off and received all of the remaining portion of the deferred consideration (principal of $ 17.5 million — € 16.7 million — in connection with the Indemnity Escrow Agreement, paid on January 15, 2003, and $13.4 million — € 12.8 million — in connection with the Employee Escrow Agreement, paid on December 18, 2002).

United-States (Plano)

      Over 2002, the activity has been reduced and most of the headcount laid-off. On November 22, 2002, most of the assets have been sold to Sanmina Texas LP and 48 employees were transferred.

      According to the sale and purchase agreement dated November 22, 2002, the assets were sold to Sanmina for USD 6,9 million.

      A manufacturing agreement has been signed between Sanmina and Alcatel USA Sourcing. The second amendment to such agreement relates to the transaction between Sanmina and Alcatel Optronics. In particular, it states that:

—	Alcatel USA Sourcing must make all of its optronics products procurement to Sanmina,

—	six months from the agreement, Alcatel USA Sourcing has the obligation to repurchase the unused Optronics inventories.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

France (Nozay, Lannion, Illkirch)

      Alcatel Optronics France has reduced its headcount through early retirement andencouragement to voluntary terminations.

Nozay

      At the Nozay facility, headcount has been reduced to 597 at the end of December, 2002 (from 795 at the end of December 2001) through voluntary terminations and early retirement. A significant write-down of tangible assets was recorded based on the estimated fair value of such assets, according to the methodology described in Note 1.2(e) to the combined financial statements.

Lannion

      The division seeks external industrial solutions to convert the Lannion site so that it could be used by, or transferred to, a third party. At the end of December 2002, the process is still underway. However, all the non operational assets have been written off, and headcount has been reduced from 329 at the end of December 2001 to 231 at the end of December 2002. Additional costs are much likely to occur in 2003 when Alcatel Optronics France disengages itself from the Lannion site either by a conversion or a shut-down of the plant.

Illkirch

      In 2001, a contract between Alcatel Optronics France and Alcatel Business Systems was entered into for the conversion of the Illkirch plant and the related people. The Illkirch activity would have operated as a subcontractor of the division until the end of 2002 where the assets and people would have been legally transferred to the division.

      On December 31, 2002, the outsourcing agreement expired and the assembly of the optical fiber amplifiers and optical interface subsystems has been transferred to the division’s facility at Nozay.

Scotland (Livingston)

      The Optronics division has consolidated its passive activities with the transfer of the FBG activities from Gatineau and has reduced some support functions at the Livingston site.

      As part of the Industrial Redeployment Plan, in June 2002, the division sold Alcatel Optronics Netherlands, the subsidiary that included its non-core MEMs and Planar design software activities in the Netherlands, through a management buy out.

      By the end of 2002, the division had reduced headcount by 44% from December 31, 2001 levels. As a result of this restructuring, in 2002, the division recorded restructuring costs of € 77.4 million in connection with employees termination and early retirement costs, and tangible assets write-offs for divested activities (Lannion, Gatineau and Plano). Additional tangible assets impairment, recorded as other non operating expense, amounted to € 77.5 million.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      The effect on the 2002 income statement can be presented as follows:

	Gatineau	Plano	Nozay	Lannion	Livingston	Total

	(in millions of euros)
Assets	(24.7)	(4.9)	(2.3)	(22.2)	—	(54.1)
Lay-offs, voluntary terminations, early retirement plans	(2.2)	(3.5)	(11.2)	(3.7)	(2.7)	(23.3)
Total restructuring costs	(26.9)	(8.4)	(13.5)	(25.9)	(2.7)	(77.4)
Tangible assets (depreciation and disposal)	1.5	—	(51.8)	(6.0)	(21.2)	(77.5)
Acquired technology	(8.5)	—	—	—	—	(8.5)
Other	(0.3)	(0.5)	3.1	—	(4.6)	(2.3)
Total other non operating expense	(7.3)	(0.5)	(48.7)	(6.0)	(25.8)	(88.3)

Total	(34.2)	(8.9)	(62.2)	(31.9)	(28.5)	(165.7)

      The restructuring reserve can be analysed as follows:

	Optronics	Optronics	Optronics	Optronics
	Canada	USA	France	UK	Total

	(in millions of euros)
Balance at December 31, 2001	—	—	6.3	0.1	6.4
(Utilization)	(2.3)	(2.6)	(12.8)	(2.2)	(19.9)
Addition	3.3	3.5	16.5	2.7	26.0
Reversal	—	—	(1.6)	—	(1.6)
Other change	(0.3)	—	—	—	(0.3)

Balance at December 31, 2002	0.7	0.9	8.4	0.6	10.6

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 4 — Information by geographical area and concentration

      The Optronics division operates in a single reportable segment made up of different product lines. Geographical information is given below.

						United
		United		Rest of	Total	States of
	France	Kingdom	Italy	Europe	Europe	America	Canada	Asia	Total

	(in millions of euros, except for staff count)
2002
Net sales
By entity location	48.3	3.4	—	—	51.7	30.0	2.4	—	84.1
By geographical market	6.9	6.7	29.4	3.1	46.1	31.2	0.9	5.9	84.1
Income (loss) from operations	(115.8)	(36.0)	—	—	(151.8)	(13.1)	(6.5)	—	(171.4)
Property, plant and equipment, net	69.0	18.0	—		87.0	0.6	—	—	87.6
Total assets	110.6	23.7	—	—	134.3	17.8	6.0	—	158.1
Staff	828	163	—	—	991	3	3	—	997
2001
Net sales
By entity location	337.6	2.2	—	—	339.8	118.1	12.5	—	470.4
By geographical market	40.5	154.7	79.9	7.9	283.0	158.9	5.3	23.2	470.4
Income (loss) from operations	(45.7)	(12.6)	—	—	(58.3)	4.6	(4.9)	—	(58.6)
Property, plant and equipment, net	168.9	45.1	—		214.0	20.1	28.8	—	262.9
Total assets	398.7	55.9	—	—	454.6	54.2	102.4	—	611.2
Staff	1,124	284	—	—	1,408	185	203	—	1,796
2000
Net sales
By entity location	286.7	—	—	—	286.7	136.4	9.2	—	432.3
By geographical market	28.1	161.4	46.4	9.8	245.7	168.4	1.2	17.0	432.3
Income (loss) from operations	78.1	—	—	—	78.1	14.2	2.8	—	95.1
Property, plant and equipment, net	79.4	—	—	—	79.4	8.9	19.3	—	107.6
Total assets	319.1	—	—	—	319.1	77.0	180.1	—	576.2
Staff	863	—	—	—	863	158	407	—	1,428

The above information is analyzed by entity location, except for net sales which are also analyzed by geographical market.

     Alcatel and its subsidiaries represent a significant portion of the Optronics division’s sales (69%, 82% and 67% of net sales in 2002, 2001 and 2000 respectively).

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

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 5 — Financial income (loss)

	2002	2001	2000

	(in millions of euros)
Net interest (expense) income	(8.1)	(4.0)	1.0
Net exchange gain (loss)	(0.2)	(1.1)	(0.8)
Capital lease obligations	(1.2)	(0.5)	(0.5)
Financial components of the pension costs	(0.3)	(0.2)	(0.1)
Other	(0.4)	—	—

Net financial income (loss)	(10.2)	(5.8)	(0.4)

Note 6 — Other revenue (expense)

	2002	2001	2000

	(in millions of euros)
Other (net)*	(88.3)	(21.5)	0.1

Total	(88.3)	(21.5)	0.1

*	of which:

—	in 2001: € 33.0 million relates to order cancellation indemnities (see Note 18 — Related party transactions), € (36.0) million relates to exceptional write-off on inventories, € (7.9) million relates to exceptional amortization of the acquired technology of Alcatel Optronics Canada, and € (9.6) million relates to exceptional depreciation of fixed assets.

—	in 2002: € (77.5) million relates to exceptional depreciation of fixed assets and € (8.5) million relates to additional exceptional amortization of the acquired technology of Alcatel Optronics Canada.

Note 7 — Income tax

  France

      Since 1987, a tax consolidation system allows French parent companies to include and deduct from their own taxable income the taxable income and losses of their 95% or more owned French subsidiaries (the “Alcatel Tax Consolidation Group”). Starting from January 1, 1997, Alcatel’s consolidated taxable income includes Alcatel Optronics’ taxable income based on the provisions of this tax consolidation system.

      Alcatel Optronics is required to file a separate tax return and pay Alcatel any tax normally payable to the tax authorities. When the parent company incurs a consolidated tax loss, the amount paid by the subsidiaries is not required to be reallocated to the profit-making tax consolidated subsidiaries.

      From January 1st, 2002, Alcatel Optronics France no longer belongs to “Alcatel Tax Consolidation Group”.

  Foreign subsidiaries

      Alcatel Optronics USA contributes to the consolidated taxable income of Alcatel USA. Alcatel Optronics Canada and Alcatel Optronics UK do not belong to a tax consolidation group in their respective countries. Therefore, they are paying their own income tax, if any, to the local authorities.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(a) Analysis of income tax charge

	2002	2001	2000

	(in millions of euros)
Current income tax credit (charge)	10.3	5.7	(35.2)
Deferred income tax credit (charge), net	(28.0)	20.6	2.3

Income tax	(17.7)	26.3	(32.9)

(b) Effective income tax rate

      The effective income tax rate can be analyzed as follows:

	2002	2001	2000

	(in millions of euros,
	except for %)
Income (loss) before taxes	(347.3)	(93.4)	94.8
Average income tax rate	33.7%	34.1%	37.3%

Expected tax (charge) credit	117.0	31.8	(35.4)

Impact of:
— Reduced taxation of certain revenues	—	—	—
— Utilization of tax losses carryforwards	—	—	—
— Unrecognized deferred tax assets of the year and valuation allowance on recognized deferred tax assets of previous years	(140.4)	(6.0)	—
— Tax credit	10.3	6.1	2.4
— Other permanent differences	(4.6)	(5.6)	0.1
Actual income tax (charge) credit	(17.7)	26.3	(32.9)

Effective tax rate	5.1%	(28.1)%	34.7%

      Average income tax rate is the sum of income before taxes multiplied by the local statutory rate for each entity, divided by combined income before taxes.

(c) Deferred tax balances

      Deferred tax (liabilities) assets are included in the following captions of the combined balance sheet:

	2002	2001	2000

	(in millions of euros)
Other accounts receivable
— current assets	78.3	31.5	9.7
— non-current assets	23.8	4.8	1.0

Total	102.1	36.3	10.7

Other payables
— current liabilities	(0.1)	(0.5)	(2.5)
— non-current liabilities	—	(6.7)	(3.2)

Total	(0.1)	(7.2)	(5.7)

Valuation allowance	(101.1)	—	—

Net deferred tax (liabilities) assets*	0.9	29.1	5.0

*	See Note 11.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 8 — Property, plant and equipment

(a) Change in property, plant and equipment

	Gross value

		Plant
		equipment
	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1999	8.8	51.5	12.0	72.3

Additions	10.0	49.9	18.4	78.3
Disposals	—	(0.7)	—	(0.7)
Changes in perimeter	1.7	10.3	0.3	12.3
Other movements*	—	(0.4)	0.4	—
December 31, 2000	20.5	110.6	31.1	162.2

Additions	20.3	109.8	20.3	150.4
Disposals	(1.2)	(11.3)	(0.4)	(12.9)
Changes in perimeter	17.8	40.4	5.5	63.7
Other movements*	0.3	1.5	0.3	2.1
December 31, 2001	57.7	251.0	56.8	365.5

Additions	4.3	19.6	8.0	31.9
Disposals	(12.9)	(72.6)	3.7	(81.8)
Write-down	—	—	—	—
Changes in perimeter	(0.1)	—	(0.7)	(0.8)
Other movements*	(1.4)	(6.3)	(0.3)	(8.0)
December 31, 2002	47.6	191.7	67.5	306.8

*	Including translation adjustments.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(b) Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

		Plant
		equipment
	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 1999	4.7	22.9	10.0	37.6

Depreciation charge	1.3	11.8	2.1	15.2
Write-backs*	—	(0.7)	—	(0.7)
Changes in perimeter	—	2.4	—	2.4
Other movements**	—	0.1	—	0.1
December 31, 2000	6.0	36.5	12.1	54.6

Depreciation charge	2.8	30.0	7.1	39.9
Write-backs*	(0.4)	(6.7)	(0.3)	(7.4)
Changes in perimeter	2.4	10.5	1.9	14.8
Other movements**	—	0.7	—	0.7
December 31, 2001	10.8	71.0	20.8	102.6

Depreciation charge	5.7	33.0	16.1	54.8
Write-backs*	(5.9)	(50.3)	(1.1)	(57.3)
Exceptional depreciation	8.3	114.3	—	122.6
Changes in perimeter	—	—	(0.4)	(0.4)
Other movements**	(0.3)	(2.7)	(0.1)	(3.1)
December 31, 2002	18.6	165.3	35.3	219.2

*	Write-backs represent the accumulated depreciation of assets which have been disposed of.

**	Including translation adjustments.

(c) Leases

      Future rentals under capital leases at December 31, 2002:

Amount

(in millions of euros)
Maturity date
2003	3.0
2004	3.2
2005	3.2
2006	3.4
2007	3.1
2008 and thereafter	8.7

Capital lease obligations	24.6

Interest	4.6
Total minimum lease payments	29.2

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 9 — Inventories and work-in-progress, net

	2002	2001	2000

	(in millions of euros)
Raw materials	41.9	132.3	88.3
Work in progress	5.8	11.0	36.6
Finished products	23.2	23.5	14.8

Gross value	70.9	166.8	139.7
Valuation allowance	(54.5)	(106.4)	(8.7)

Net value	16.4	60.4	131.0

Note 10 — Trade receivables and related accounts, net

	2002	2001	2000

	(in millions of euros)
Alcatel and its subsidiaries	3.8	49.6	48.7
Others	7.1	24.6	43.1

Gross value	10.9	74.2	91.8
Valuation allowance	(2.9)	(2.7)	(0.1)

Net value	8.0	71.5	91.7

Note 11 — Other accounts receivable

	2002	2001	2000

	(in millions of euros)
Prepaid taxes	10.1	52.4	14.0
Current deferred taxes*	0.9	36.3	10.7
Prepaid expenses	0.4	1.6	2.3
Advances made to employees	0.7	0.1	0.1
Other accounts	11.1	34.1	14.5

Gross and Net value	23.2	124.5	41.6

*	See Note 7

Note 12 — Pensions and post-retirement benefits

      In France, employees benefit from the retirement indemnity scheme and defined contribution benefit pension plans. In the United States of America, employees benefit from defined benefit pension plans and certain post-retirement benefits.

      For defined benefit plans, entailing an actuarial valuation, general assumptions have been determined by actuaries on a country by country basis and, for specific assumptions (turnover, salary increases), company by company. The assumptions for 2002, 2001 and 2000 are as follow:

	2002	2001	2000

Discount rate	5.5%	6.0%	6.1%
Rate of compensation increase	2.4%	3.3%	2.8%
Expected return on plan assets	—	9.0%	9.0%
Expected residual active life	8-12 years	8-12 years	8-12 years

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

	Pension benefits

	2002	2001	2000

	(in millions of euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	6.7	5.4	4.4
Service cost	0.4	0.4	0.3
Interest cost	0.4	0.4	0.2
Settlements/curtailments	(1.7)	(1.0)	—
Actuarial loss/gain	0.4	1.4	0.4
Benefits paid	—	—	—
Other (foreign currency translation)	(0.3)	0.1	0.1

Benefit obligation at end of year	5.9	6.7	5.4

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	(1.1)	(1.1)	(1.3)
Actual return on plan assets	(0.1)	0.1	(0.1)
Employers’ contribution	(0.9)	(0.5)	(0.2)
Transfer of personnel between the Optronics division and Alcatel	—	—	0.6
Settlements/curtailments	0.9	0.5	—
Benefits paid	—	—	—
Foreign currency translation	0.3	(0.1)	(0.1)

Fair value of plan assets at end of year	(0.9)	(1.1)	(1.1)

Funded status	5.0	5.6	4.3
Unrecognized actuarial loss/gain	(2.6)	(3.0)	(2.2)

Net amount recognized	2.4	2.6	2.1

      Components of net periodic pension cost:

	2002	2001	2000

	(in millions of euros)
Service cost	0.4	0.4	0.3
Expected interest cost	0.4	0.4	0.2
Expected return on plan assets	(0.1)	(0.1)	(0.1)
Amortization of recognized actuarial gain/loss	0.1	0.2	0.2
Effect of curtailment	(0.8)	—	—

Net periodic benefit pension cost	—	0.9	0.6

Note 13 — Other reserves

(a) Analysis by type

	2002	2001	2000

	(in millions of euros)
Warranty	4.5	14.5	13.7
Litigation	2.6	5.9	3.0
Reserves for restructuring	10.6	6.4	0.3
Other reserves	5.8	10.5	2.0

Total	23.5	37.3	19.0

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(b) Analysis of reserves for restructuring

	2002	2001	2000

	(in millions of euros)
Balance at the beginning of the year	6.4	0.3	0.6
Expensed during year	(19.9)	(0.3)	(0.3)
New plans and adjustments to previous estimates	24.1	6.3	—
Change of perimeter	—	0.1	—

Balance at the end of the year	10.6	6.4	0.3

Note 14 — Financial debt

(a) Borrowings

      Borrowings correspond to capital lease obligations (€ 24.6 million in 2002, € 38.0 million in 2001 and € 11.9 million in 2000), to short-term borrowings with Alcatel Central Treasury (€ 254.6 million in 2002, € 159.5 million in 2001 and € 17.1 million in 2000).

(b) Analysis by maturity date

	2002	2001	2000

	(in millions of euros)
Short-term financial debt	257.6	181.3	20.6

2002	—	—	3.6
2003	—	3.3	2.6
2004	3.2	3.3	2.2
2005	3.2	3.1	1.7
2006	3.4	3.0	1.5
2007	3.1	10.9	3.9
2008 and thereafter	8.7

Long-term financial debt	21.6	23.6	15.5

Total	279.2	204.9	36.1

(c) Short-term financial debt

      Short-term financial debt corresponds to borrowings with a maturity less than three months with Alcatel Central Treasury (Cash Pooling) and to the short-term portion of capital lease obligations and other borrowings.

	2002	2001	2000

	(in millions of euros)
Capital lease obligations	3.0	17.4	2.0
Cash Pooling — Alcatel current account	254.6	159.5	17.1
Other borrowings	—	4.4	1.5

Total	257.6	181.3	20.6

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 15 — Advances from customers

	2002	2001	2000

	(in millions of euros)
Advances from Alcatel customers	—	—	0.1
Advances from non-Alcatel customers	0.1	0.2	—

Total	0.1	0.2	0.1

Note 16 — Other payables

      Analysis is as follows, after appropriation:

	2002	2001	2000

	(in millions of euros)
Accrued liabilities and other	6.9	10.9	15.9
Social charges	8.1	10.7	7.7
Accrued taxes	1.0	9.0	23.3
Deferred taxes	—	7.2	5.7
Dividends to be paid	—	2.9	9.5

Total	16.0	40.7	62.1

Note 17 — Financial instruments and market-related exposures

      As described in Note 18, the Optronics division uses the services of the Alcatel Central Treasury to hedge its net exposure for sale and purchase commitments expressed in foreign currencies.

      The carrying amounts reflected in the combined financial statements for cash and cash equivalents, accounts receivable, short-term borrowings, trade payables, customers’ advances and other payables at December 31, 2000, 2001 and 2002 are reasonable estimates of their fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

      At December 31, 2002, the fair value of off-balance sheet financial instrument was as follows:

	Principal	Fair	Carrying
	Amount	Value	Amount

	(in millions of euros)
Foreign exchange risk:
Forward exchange contract
— Buy USD/receive EUR	2.0	—	—

      At December 31, 2001, the Optronics division did not own any derivative financial instruments.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2000, the fair value of off-balance sheet financial instrument was as follows:

	Principal	Fair	Carrying
	Amount	Value	Amount

	(in millions of euros)
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

      Net interest income (expense) over the period amounts to € (7.9) million, € (2.2) million and € 1.5 million in 2002, 2001 and 2000, respectively.

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

      The Optronics division mainly purchases components from Alcatel CIT, Alcatel SEL and Alcatel Vacuum Technology France. Total expenses recorded as such amounted to € 13.5 million, € 25.3 millions and € 5.4 million in 2002, 2001 and 2000, respectively.

      Sales to Alcatel Submarine Network and Alcatel Italia amount to € 38.0 million, € 263.0 million and € 229.6 million in 2002, 2001 and 2000, respectively.

      According to the Basic Intercompany Agreement described in Note 1.1, ASN indemnified in 2001 the Optronics division for the cancellation of orders. The indemnity, which corresponded to the production costs amounted to € 33.0 million.

      The Optronics division also sells to other subsidiaries of Alcatel. The most significant part of these amounts relates to Alcatel USA Inc. Sales to this subsidiary totaled € 19.7 million, € 117.7 million and € 51.2 million in 2002, 2001 and 2000, respectively.

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

      Sales to Alcatel Japan were nil in 2002 and amounted to € 8.3 million and € 10.6 million in 2001 and 2000, respectively. Purchases to Alcatel Japan amount to € 2.2 million, € 46.4 million and € 33.2 million in 2002, 2001 and 2000, respectively.

(d) Other services

      Certain other services rendered by Alcatel to the Optronics division amounted to € 0.6 million, €5.5 million and € 5.3 million in 2002, 2001 and 2000 respectively. The most significant part of these amounts relates to the payment of services associated with the use of Alcatel central services (€ 0.6 million, € 5.2 million and € 4.8 million in 2002, 2001 and 2000, respectively). This amount represents 1.2% of net sales.

      Alcatel also renders various services to the Optronics division. The total amounts paid for the services in 2002, 2001 and 2000 were € 9.7 millions, € 12.2 million and € 8.0 million respectively. The most significant part of these amounts relates to:

—	the payment of services associated with the use of Alcatel CIT data processing activities and overhead backcharge (€ 4.6 millions, € 4.8 million and € 6.7 million in 2002, 2001 and 2000, respectively);

—	facilities management services with Alcatel TITN Answare (€ 4.5 million in 2001 and € 1.0 million in 2000) since 2002, Alcatel TITN Answare left Alcatel group;

—	leases contracts with Société Immobilière Vélizy-Nozay (“SIVN”), a wholly owned subsidiary of Alcatel, (€ 5.1 million in 2002, € 2.9 million in 2001 and € 2.1 million in 2000) relating to Nozay’s buildings (France).

      In April 2001, a contract between Alcatel Optronics France and Alcatel Business Systems was entered into for the conversion of the Illkirch plant and the related people. The Illkirch activity would have operated as a subcontractor of the division until the end of 2002 where the assets and people would have been legally transferred to the division.

      At the end of 2002, the outsourcing agreement expired and the assembly of the optical fiber amplifiers and optical interface subsystems has been transferred to the division’s facility at Nozay, France.

(e) Lease with SIVN

      Additionally, the Optronics division is committed through 9-year lease agreements with SIVN to lease industrial buildings constructed in Nozay. The annual lease payments totalled approximately € 5.0 million and are indexed to a French construction cost index.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 19 — Payroll and staff

	2002	2001	2000

	(in millions of euros, except
	for number of staff)
Wages and salaries (including social security/ pension costs)	81.7	82.6	47.7
Employee profit sharing	—	—	3.9
Staff of combined companies at year-end	997	1,796	1,428

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

Note 21 —	Contractual obligations and disclosure related to off balance sheet commitments

(a) Contractual obligations

      The following table presents minimum payments the Optronics division will have to make in the future under contracts and firm commitments. Amounts related to Capital lease obligations are fully reflected in the consolidated balance sheet whereas Operating leases obligations are partially reflected in the consolidated balance sheet through a € 4.0 million reserve.

	Deadline

Cash contractual obligations	Less than			After 5
under firm commitments	one year	1-3 years	4-5 years	years	Total

	(In millions of euros)
Capital lease obligations	3.0	9.8	6.4	5.4	24.6
Operating leases	2.3	5.0	2.5	6.9	16.7

Total	5.3	14.8	8.9	12.3	41.3

(b) Other commitments

      As of December, 31 2002, garantees given to customs amount 0.6 million euros.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Note 22 —	Summary of differences between accounting principles followed by the Optronics division and U.S. GAAP

      The Optronics division’s accounting policies comply with generally accepted accounting principles in France (French GAAP). Elements of the Optronics division’s accounting policies that differ significantly from generally accepted accounting principles in the United States of America (U.S. GAAP) are described below:

(a)	Adoption of the French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP in connection with the acquisition of Kymata Ltd

      The Optronics division accounted for its acquisition of Kymata Ltd (see Note 2) under the French pooling of interests method: assets and liabilities of Kymata Ltd have been accounted for on a carryover basis at the date of acquisition adjusted to the Optronics division’s accounting methods. The difference between the assets and liabilities acquired at their net book values and the purchase price has been deducted from the net worth of the division. Under U.S. GAAP, the Kymata Ltd acquisition is recorded as a purchase.

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

      The cost of the acquisition of Kymata Ltd has been allocated to assets acquired and liabilities assumed. The major assets acquired include:

—	In process Research & Development for € 12.7 million has been allocated to projects. This amount was expensed in the fiscal year 2001.

—	Acquired technology for € 15.8 million. This intangible asset is depreciated over 7 years and tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

      The residual portion of the cost of acquisition was recorded as goodwill for € 90.1 million and is not amortized in accordance with the provision of SFAS No. 142.

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

      As a result of the adoption of Statement 142, the goodwill of Kymata has been tested for impairment as described in Note 22(b).

      In connection with the disposal of Alcatel Optronics Netherlands in June 2002, the capital gain charged against the net worth of the division under French GAAP (€ 0.1 million) has been charged against goodwill under U.S. GAAP.

(b)	Amortization and impairment of acquisition goodwill

      In the division’s combined financial statements under French GAAP, goodwill is amortized over its estimated life, not to exceed 20 years.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      The division has evaluated its existing goodwill relating to prior business combinations and has determinated that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to comply with the new criteria in Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations”.

      Beginning January 1, 2002, for U.S. GAAP purposes, the Optronics division adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. Under such provision, goodwill is no longer amortized from the date of acquisition of Kymata (September 2001) for Alcatel Optronics UK and from January 1st, 2002 for Alcatel Optronics Canada.

      For Alcatel Optronics Canada, since the goodwill was significantly lower under U.S. GAAP due to the exclusion of the deferred consideration from purchase price (see Note 22(d)), the impairment related to the goodwill recognized under French GAAP is reversed under U.S. GAAP by the amount of the deferred consideration, net of the reversed amortization charges. This resulted in an addition of € 43.8 million to the net worth under French GAAP at December 31, 2002.

      According to the provision of SFAS No. 142, goodwill is tested for impairment at the adoption date, on an annual basis and whenever events occur or circumstances change indicating potential impairment. The goodwill impairment test, which is based on a fair value analysis, is performed at the Optronics division level.

      The transition test did not give rise to any impairment. The annual impairment test carried out at the end of June 2002 resulted in an impairment charge of € 47.7 million under U.S. GAAP. Due to continued decline in market conditions, a third impairment test was carried out at the end of December 2002, which did not result in an additional impairment charge. However, the Step 2 of the annual impairment test was not fully completed as the fair value of unrecognized intangible assets was not determined at the end of June 2002. Such fair value, which was subsequently determined, amounted to € 14.5 million. The combined financial statements of the division at the end of December 2002 therefore reflect the resulting decrease in the implied value of the goodwill by way of an additional impairment charge of € 14.5 million.

      For transitional disclosure, see Note 23(d)(6).

(c)	Additional impairment of long-lived assets under U.S. GAAP

      As described in Note 22(a), the acquired technology of Alcatel Optronics UK has been tested for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

      On the basis of the expected cash flows of Alcatel Optronics UK technology, its acquired technology has been fully impaired under U.S. GAAP at the end of June 2002. The additional impairment charge is € 15.3 million.

      Besides, the adjustment described in Note 22(d) resulted in an additional impairment charge of the acquired technology of Alcatel Optronics Canada under U.S. GAAP of € 7.4 million (since this impairment had been recorded under French GAAP and reversed under U.S. GAAP in 2001).

(d)	Contingent consideration to be paid to key employees in connection with the acquisition of Innovative Fibers

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

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      The retention mechanism consists of a deferred payment of the purchase price, of which $53.1 million (€ 50.6 million at December 31, 2002) was placed in an escrow account and is released by  1/12 every three months from the date of acquisition, provided the key employees are present at Innovative Fibers.

      Under U.S. GAAP, the entire deferred payment was deducted from the goodwill and classified as a current receivable. Each three-month payment to key employees was expensed according to the effective release schedule. Under French GAAP, those deferred payments have been considered purchase price. Differences in goodwill amortization between French GAAP and U.S. GAAP have been adjusted accordingly until December 31, 2001. Beginning January 1, 2002, goodwill is no longer amortized under U.S. GAAP.

      In connection with the shutdown of the Gatineau facilities and the transfer of the manufacturing activity to Livingston, those key employees have been laid off and received all of the remaining portion of the deferred consideration. As a result, under U.S. GAAP, the balance of the deferred payment was expensed at the end of 2002.

(e)	Liability recognition for certain employee termination benefit and other costs

      The Optronics division accounts for such liabilities when restructuring programs have been finalized and approved by the Optronics division’s management and have been announced before the closing date. The Optronics division applies EITF 94-3, SFAS No. 88 and SFAS No. 112 to prepare the U.S. GAAP reconciliation.

      The main difference between French and U.S. GAAP relates to the accounting method for post-employment benefits in early retirement programs. Under SFAS No. 112, only the benefits attributable to employees’ services already rendered can be provided at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and provided for at the commitment date.

(f)	Retirement and post-retirement benefits

      U.S. GAAP requires the recognition of a Minimum Liability Adjustment (MLA), which is not required under French GAAP.

      To comply with U.S. GAAP, the Optronics division applies the Statement of Financial Accounting Standard No. 106 “Post-retirement Benefits other than Pension”. These post-retirement benefits, primarily life insurance and health care, cover most of the U.S. employees of the division.

(g)	Derivative Instruments and Hedging Activities

      Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, the Optronics division adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured as its fair value. SFAS No. 133 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

      The Optronics division periodically enters into forward foreign exchange contracts with Alcatel Central Treasury to hedge some of its foreign currency exposure. The Optronics division has analyzed the implementation requirements and has concluded not to apply hedge accounting under SFAS No. 133.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

Consequently, the foreign exchange contracts are marked to market at each closing date. At December 31, 2002, the change in fair value of the hedging instruments had no significant impact.

(h) Other comprehensive income

      Statement of Financial Accounting Standards No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(i) Presentation of Combined Financial Statements

      The classification of certain items in, and the format of, the Alcatel Optronics division’s Combined Financial Statements vary to some extent from U.S. GAAP.

      The most significant reporting and presentation practices followed by the Alcatel Optronics division that differ from U.S. GAAP are described in the following paragraphs:

      Accrued interest, short-term borrowings, bank overdrafts and capital lease obligations are included in debt. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability (€ 257.6 million at December 31, 2002, € 181.3 million at December 31, 2001 and € 20.6 million at December 31, 2000).

      The short-term portion of accrued pensions, retirement obligations and other reserves would be shown as current liabilities under U.S. GAAP (€ 23.5 million at December 31, 2002, € 33.5 million at December 31, 2001 and € 19.0 million at December 31, 2000).

      Deferred income tax assets are recorded in the combined balance sheet to the extent that it is more likely than not that the tax benefit will be realized; deferred income tax assets would be recorded for the full amount and a valuation allowance accounted for, if necessary.

      Classified balance sheets are presented in Note 23(c).

      Under U.S. GAAP income statement presentation, restructuring costs, other revenues (expenses) detailed in Note 6, amortization of goodwill and write-off of purchased R&D, have been presented as a deduction from or an addition to operating income (loss).

      In its statement of cash flows, the Optronics division presents the items “working capital provided by operations” and “net cash flow after investment”. These items would not be shown under a U.S. GAAP statement of cash flows presentation.

Note 23 — Reconciliation to U.S. GAAP

      The following is a summary of the estimated adjustments to the combined income statements for the years 2002, 2001 and 2000 and the net worth of the Optronics division at December 31, 2002, 2001 and 2000, which would be required if U.S. GAAP had been applied instead of French GAAP.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(a) Combined Income Statements

(1) Net income (loss)

	2002(a)	2002	2001	2000

	(in millions)
Net income (loss) as reported in the
Combined Income Statements	$(439.1)	€(418.8)	€(144.3)	€37.5
Restructuring plans	(4.0)	(3.8)	3.8	(0.3)
Retirement and post-retirement obligation	0.1	0.1	(0.1)	—
Innovative Fibers contingent consideration	(31.2)	(29.8)	(13.3)	(6.0)
Impairment of Innovative Fibers goodwill and acquired technology	(25.2)	(24.0)	77.9	—
Adjustment of French pooling of interest accounting method	0.7	0.7	(11.3)	—
Impairment of Kymata goodwill and acquired technology	(63.8)	(60.9)	—	—
Tax effect of the above adjustments	0.9	0.9	(1.8)	0.1

Net income (loss) according to U.S. GAAP	$(561.6)	€(535.6)	€(89.1)	€31.3

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $ 1.0485 on December 31, 2002.

(2) Summarized U.S. GAAP Combined Income Statements

      The Combined Income Statements for the years ended December 31, 2002, 2001 and 2000 have been adjusted to reflect the main differences between U.S. GAAP and French GAAP discussed above.

	2002(a)	2002	2001	2000

	(in millions)
Net sales	$88.2	€84.1	€470.4	€432.3
Cost of sales	(185.9)	(177.3)	(428.6)	(276.8)
Administrative and selling expenses	(63.6)	(60.7)	(58.9)	(32.6)
Research and development expenses	(48.1)	(45.9)	(62.0)	(36.1)
Purchased in process R&D	—	—	(12.9)	(21.5)
Restructuring costs	(85.1)	(81.2)	(3.7)	(0.3)
Amortization of goodwill	(120.9)	(115.3)	(3.9)	(1.7)
Other operating income (expense), net	(116.5)	(111.0)	(11.8)	0.1

Income (loss) from operations	(531.9)	(507.3)	(111.4)	63.4
Interest expense	(10.7)	(10.2)	(6.1)	(0.4)
Interest income and other financial income, net	(1.4)	(1.3)	6.4	1.1
Income (loss) before taxes	(544.0)	(518.8)	(111.1)	64.1
Provision for income tax	(17.6)	(16.8)	23.6	(32.8)
Net income (loss) before cumulative effect of accounting changes	(561.6)	(535.6)	(87.5)	31.3
Cumulative effect of adoption of SFAS 133 (first application), net of tax	—	—	(1.6)	—
Net income (loss)	$(561.6)	€(535.6)	€(89.1)	€31.3

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $ 1.0485 on December 31, 2002.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(3) Statement of comprehensive income (loss)

      Under U.S. GAAP, the following information would be displayed within the combined financial statements as either a separate statement or as a component of the combined statement of changes in the net worth of the Optronics division.

	2002(a)	2002	2001	2000

	(in millions)
Net income (loss) under U.S. GAAP	$(561.6)	€(535.6)	€(89.1)	€31.3
Other comprehensive income:
Foreign currency translation adjustments	(7.2)	(6.9)	2.7	(1.7)
Minimum pension liabilities adjustments	—	—	(0.5)	(0.4)
Tax effect of the above adjustments	—	—	0.1	0.3
Comprehensive income (loss) according to U.S. GAAP	$(568.8)	€(542.5)	€(86.8)	€29.5

(b) Net worth of the Optronics division

	2002(a)	2002	2001	2000

	(in millions)
Net worth of the Division as reported in the Combined Balance Sheets	$(200.5)	€(191.2)	€227.7	€337.5
Restructuring plans	—	—	3.8	—
Retirement and post-retirement obligation (including MLA)	(2.5)	(2.4)	(2.6)	(2.0)
Innovative Fibers contingent consideration	(45.9)	(43.8)	(19.3)	(6.0)
Impairment of Innovative Fibers goodwill and acquired technology	45.9	43.8	76.7	—
Adjustment of French pooling of interest accounting method	105.6	100.7	103.0	—
Impairment of Kymata goodwill and acquired technology	(61.7)	(58.8)	—	—
Tax effect of the above adjustments	—	—	(0.9)	0.8
Net worth of the Division according to U.S. GAAP	$(159.1)	€(151.7)	€388.4	€330.3

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1.00 = $ 1.0485 on December 31, 2002.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(c) Classified balance sheets

(1) Assets

	2002	2001	2000

	(in millions of euros)
Goodwill, net	41.9	163.4	77.7
Other intangible assets, net	1.6	35.1	22.7
Intangible assets, net	43.5	198.5	100.4
Property, plant and equipment, at cost	306.8	365.5	162.2
Less accumulated depreciation	(219.2)	(102.6)	(54.6)
Property, plant and equipment, net	87.6	262.9	107.6
Other investments	0.9	0.8	—
Non-current deferred tax assets	—	4.8	1.8
TOTAL NON-CURRENT ASSETS	132.0	467.0	209.8
Inventories	16.4	60.4	131.0
Trade receivables and related accounts	8.0	71.5	91.7
Other accounts receivable	23.5	156.7	89.3
Cash and cash equivalents	20.4	20.9	49.2
TOTAL CURRENT ASSETS	68.3	309.5	361.2

TOTAL ASSETS	200.3	776.5	571.0

(2) Liabilities and net worth of the Optronics division

	2002	2001	2000

	(in millions of euros)
Funds allocated by Alcatel	369.1	473.1	332.9
Accumulated net losses	(518.3)	(86.2)	(4.3)
Cumulative translation adjustments	(2.5)	4.4	1.7

Net worth of the Division	(151.7)	391.3	330.3
Accrued pension and retirement obligations	4.8	5.2	4.1
Other reserves	23.5	33.5	19.0
Long-term financial debt	21.6	23.6	15.5

TOTAL NON-CURRENT LIABILITIES	49.9	62.3	38.6
Advances from customers	0.1	0.2	0.1
Short-term financial debt	257.6	181.3	20.6
Trade payables and related accounts	28.1	103.6	119.3
Other current liabilities	16.3	37.8	62.1

TOTAL CURRENT LIABILITIES	302.1	322.9	202.1

TOTAL LIABILITIES AND NET WORTH OF THE DIVISION	200.3	776.5	571.0

(d) Additional U.S. GAAP disclosure

(1) Pension and post-retirement benefits other than pension plans

      The Optronics division contributes to death and retirement schemes for personnel of the Optronics division in the United States of America and to a retirement indemnities scheme for Alcatel Optronics France.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      For defined benefit pension plans, liabilities and prepaid expenses are determined as described in Note 1.2(i).

      Disclosures in accordance with SFAS 132 are as follows:

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euros)
Change in benefit obligation
Benefit obligation at beginning of year*	6.7	5.4	4.4	0.6	0.4	0.5
Service cost	0.4	0.4	0.3	0.1	0.1	—
Interest cost	0.4	0.4	0.2	—	—	—
Settlements/curtailments	(1.7)	(1.0)	—	(0.2)	—	—
Actuarial loss/gain	0.4	1.4	0.4	(0.1)	0.1	(0.1)
Benefits paid	—	—	—	—	—	—
Other (foreign currency translation)	(0.3)	0.1	0.1	(0.1)	—	—
Benefit obligation at end of year*	5.9	6.7	5.4	0.3	0.6	0.4

Change in plan assets
Fair value of plan assets at beginning of year	(1.1)	(1.1)	(1.3)
Actual return on plan assets	(0.1)	0.1	(0.1)
Division contributions	(0.9)	(0.5)	(0.2)
Transfer of personnel between the Division and the Alcatel Group	—	—	0.6
Settlements	0.9	0.5	—
Benefits paid	—	—	—
Other (foreign currency translation)	0.3	(0.1)	(0.1)

Fair value of plan assets at end of year	(0.9)	(1.1)	(1.1)

Funded status of the plan	5.0	5.6	4.3	0.3	0.6	0.4
Unrecognized actuarial (loss) gain	(2.6)	(3.0)	(2.2)	—	(0.1)	—
Unrecognized actuarial prior service cost	—	—	—	—	—	—
Unrecognized actuarial transition obligation	—	—	—	—	(0.1)	(0.1)
Net amount recognized	2.4	2.6	2.1	0.3	0.4	0.3

*	The benefit obligation reported in the table above does not include the amount of the minimum liability adjustment.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligation in excess of plan assets were € 5.9 million, € 5.6 million and € 0.9 million, respectively, as of December 31, 2002 and € 6.7 million, € 5.8 million and € 1.1 million, respectively, as of December 31, 2001 and € 5.4 million, € 5.0 million and € 1.1 million, respectively, as of December 31, 2000.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      Actuarial assumptions have been determined by actuaries on a country-by-country basis and company-by-company.

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

Weighted-average assumptions as of December 31
Discount rate	5.5%	6.0%	6.1%	6.5%	7.5%	7.0%
Rate of compensation increase	2.4%	3.3%	2.8%	—	—	—
Expected return on plan assets	—	9.0%	9.0%	—	—	—
Expected residual active life	8-12 years	8-12 years	8-12 years	12 years	12 years	12 years

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euros)
Components of net periodic cost
Service cost	0.4	0.4	0.3	0.1	0.1	0.3
Expected interest cost	0.4	0.4	0.2	—	—	0.2
Expected return on plan assets	(0.1)	(0.1)	(0.1)	—	—	—
Amortization of actuarial net loss (gain)	0.1	0.2	0.2	—	—	0.1
Effect of curtailments	(0.8)	—	—	(0.2)	0.1	—

Net periodic benefit cost	—	0.9	0.6	(0.1)	0.2	0.6

      Annual cost under French GAAP for pension benefits plans was nil for the year ended December 31, 2002 and amounted to € 0.9 million and € 0.6 million for the years ended December 31, 2001 and 2000, respectively. Since January 1, 1999, liabilities and prepaid expenses are determined under French GAAP in accordance with Statements of Financial Accounting Standards No. 87 and 88 (MLA excepted); therefore, annual costs under French GAAP and under U.S. GAAP are the same for the three periods presented.

Amounts recognized in the statement of financial position:

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euros)
Accrued benefit liability (including MLA)	4.5	4.8	3.8	0.3	0.4	0.3
Prepaid benefit cost	—	—	—	—	—	—

Net amount accrued	4.5	4.8	3.8	0.3	0.4	0.3
Accumulated other comprehensive income (MLA)	(2.1)	(2.2)	(1.7)

Net amount recognized	2.4	2.6	2.1

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

      The net accruals accounted for at December 31, 2002, 2001 and 2000 in the accompanying combined balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

	(in millions of euro)
— Net amount accrued for under U.S. GAAP	4.5	4.8	3.8	0.3	0.4	0.3
Excess funding of plans recognized in income only when paid back to the Division	—	—	—
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	—	—	—
Minimum liability adjustments (MLA)	(2.1)	(2.2)	(1.7)

— Net amount accrued for under French GAAP in the combined financial statements	2.4	2.6	2.1
Accrued	2.4	2.6	2.1
Prepaid		—	—

      Regarding the other benefit plans, a one percentage point change in assumed health care cost trend rates would have no significant effect on the post-retirement benefit obligation and the service and interest cost components.

(2) Income taxes

(a) Deferred tax balances:

	2002	2001	2000

	(in millions of euros)
Tax losses carried forward	66.5	33.7	—
Accrued pension costs	1.7	1.8	1.5
Lease	0.3	0.2	0.2
Foreign exchange difference	—	—	1.2
Other reserves	31.1	20.8	6.9
Other temporary differences	2.8	12.7	1.7

Deferred tax assets, gross	102.4	69.2	11.5

Reserve	—	1.3	1.4
Accelerated depreciation	—	6.7	3.1
Other	0.4	5.0	1.2

Deferred tax liabilities	0.4	13.0	5.7

Total valuation allowance*	(101.1)	(28.0)	—

NET DEFERRED TAX	0.9	28.2	5.8

*	Of which € 22.8 million at December 31, 2002 will be allocated to reduce goodwill.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(b) Analysis of provision for income tax:

	2002	2001	2000

	(in millions of euros)
Current tax (expense) benefit	10.3	5.7	(35.2)
Other deferred tax (expenses) benefits	(27.1)	17.9	2.4

Provision for income tax	(16.8)	23.6	(32.8)

(c) Effective income tax rate

	2002	2001	2000

	(in millions of euros)
Income (loss) before taxes	(518.8)	(111.1)	64.1
Average income tax rate	33.5%	33.3%	37.3%

Expected tax	173.8	37.0	(23.9)
Impact of:
— permanent differences	(52.5)	(12.3)	(11.3)
— unrecognized deferred tax assets of the year and valuation allowance on recognized deferred tax assets of previous years	(147.6)	(5.9)	—
— change in tax rate	(0.8)	(1.3)	—
— tax credits	10.3	6.1	2.4
Actual provision for income tax	(16.8)	23.6	(32.8)
Effective tax rate	3.2%	(21.2)%	51.2%

(d) Income (loss) before income tax by geographical origin

	2002	2001	2000

	(in millions of euros)
France	(220.7)	(50.9)	79.9
Foreign	(298.1)	(60.2)	(15.8)

Income before tax	(518.8)	(111.1)	64.1

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

      These options can be exercised as follows:

•	for December 13, 2000 plan, from December 13, 2001 (December 13, 2005 for French employees) through December 12, 2008 at an exercise price of € 64.0.

•	for April 2, 2001 grant, from April 2, 2002 through April 1, 2009 at an exercise price of € 39.0.

•	for November 15, 2001 grant, from November 15, 2002 through November 14, 2009 at an exercise price of € 9.0.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

•	for December 19, 2001 plan, from December 19, 2002 (December 19, 2006 for French employees) through December 18, 2009 at an exercise price of € 9.3.

      At December 31, 2002, stock option plans were as follows:

	2000 plan

		2001 plans

Exercise price	€ 64.00	€ 39.00	€ 9.00	€ 9.30

	(in number of options)
Outstanding at December 31, 1999	—	—	—	—

Granted	306,700	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding at December 31, 2000	306,700	—	—	—

Granted	—	2,500	162,000	565,800
Exercised	—	—	—	—
Forfeited	(3,600)	—	—	—
Expired	—	—	—	—

Outstanding at December 31, 2001	303,100	2,500	162,000	565,800

Exercised	—	—	—	—
Forfeited	(5,100)	—	(30,000)	(37,200)
Expired	—	—	—	—

Outstanding at December 31, 2002	298,000	2,500	132,000	528,600

      In addition, prior to its acquisition by the Optronics division, Kymata Ltd had adopted share option incentive plans in 1999, 2000 and 2001. Each outstanding share option granted by Kymata has been exchanged against 0.0067064 Alcatel Class O stock option. The former share option plans of Kymata resulted in 402,595 Alcatel Class O stock options. These options can be exercised from September 20, 2001 through January 2011 at an exercise price ranging from € 0.8 to € 35.15.

      At December 31, 2002, options to purchase 179,665 Class O shares were outstanding. Alcatel Optronics UK funds the option exercise by redeeming ORAs for Class O shares subscribed by this company.

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

      For pro forma information required by SFAS 123 “Accounting for Stock-based Compensation”, the fair value at grant-date of the options has been estimated using a stockastic model and the following characteristics:

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

			Dec. 13,
	Kymata	2001	2000

Interest rate	5,24%	5%	5%
Expected life	7-9 years	8 years	8 years
Expected volatility	50%	50%	73%
Expected dividends	1%	1%	1%

      The option valuation model used to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Alcatel Group’s stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Optronics division’s stock option awards.

      If the fair value based accounting method had been used to account for stock-based compensation cost, the resulting net income would have been € (540.2) million in 2002.

      The following table illustrates the effect on net income if the division had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31

	2002	2001	2000

Net income (loss) under U.S. GAAP	(535.6)	(89.1)	31.3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(4.6)	(3.7)	(0.1)
Pro forma net income	(540.2)	(92.8)	31.2

(4)	Pro forma information concerning the 2000 and 2001 acquisitions (unaudited)

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

      Income before tax and net income have been presented before amortization of Purchased R&D and cumulative effect of adoption of SFAS No. 133 so as to only present recurring items.

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

(5) Restructuring

      The main difference between French and U.S. GAAP relates to the accounting method for post-employment benefits in early retirement programs as described in Note 22(e).

      The impact of U.S. GAAP adjustment is as follows:

		Charged to	CTA
		costs and	and
	2000	expenses	others	2001

	(in millions of euro)
French GAAP restructuring reserve	0.3	6.1	—	6.4
Early retirement programs	—	(3.8)	—	(3.8)

US GAAP restructuring reserve	0.3	2.3	—	2.6

		Charged to	CTA
		costs and	and
	2001	expenses	others	2002

	(in millions of euro)
French GAAP restructuring reserve	6.4	4.2	—	10.6
Early retirement programs	(3.8)	3.8	—	—

US GAAP restructuring reserve	2.6	8.0	—	10.6

(6) Goodwill and other intangible assets

      As described in Note 22(b), the Optronics division applied Statement 142 on January 1, 2002. Had this statement been applied prior to January 1, 2002, net income exclusive of amortization expense related to goodwill would have been as follows for the periods presented:

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

	(in millions of euros)
Reported net income	(535.6)	(89.1)	31.3
Add back: Goodwill amortization	—	3.9	1.7

Adjusted net income	(535.6)	(85.2)	33.0

      The change in the carrying amount of goodwill for the year ended December 31, 2002 is as follows:

2002

(in millions of euros)
Balance as of January 1, 2002	163.4
Impairment losses	(115.3)
Exchange rate differences	(6.2)
Balance as of December 31, 2002	41.9

      The Optronics division does not have intangible assets that are not subject to amortization.

(7) Product warranties

      The Optronics division records a liability for product warranties corresponding to the estimated amount of future repair and replace products costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.

      Change of the product warranty reserve during 2002 is as follows (in millions of euros):

(in millions of euros)
Balance as of January 1, 2002	14.5
Warranties issued during the period	2.6
Settlements made during the period	(2.3)
Changes in liability for pre-existing warranties during the period, including expirations	(10.2)
Exchange rate differences and other	(0.1)

Balance as of December 31, 2002	4.5

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(8) Other information (based on the combined financial statements under French GAAP)

	Balance at	Charged to		Balance at
	beginning	costs and	Other	end
	of period	expenses	Movements	of period

	(in millions of euros)
Valuation and qualifying accounts deducted from the related accounts
2002
Inventories	106.4	(49.5)	(2.4)	54.5
Trade receivables and related accounts	2.7	0.8	(0.6)	2.9
2001
Inventories	8.7	102.3	(4.6)	106.4
Trade receivables and related accounts	0.1	2.2	0.4	2.7
2000
Inventories	6.9	5.7	(3.9)	8.7
Trade receivables and related accounts	0.1	—	—	0.1

	Balance at	Charged to		Balance
	beginning	costs and	Other	at end
	of period	expenses	movements	of period

	(in millions of euros)
Reserves
2002
Warranty	14.5	0.3	(10.3)	4.5
Litigation	5.9	—	(3.3)	2.6
Accrued pensions and retirement obligations	5.2	(0.4)	—	4.8
Reserves for restructuring	2.6	8.0	—	10.6
Other reserves	10.5	2.8	(7.5)	5.8
2001
Warranty	13.7	9.8	(9.0)	14.5
Litigation	3.0	2.9	—	5.9
Accrued pensions and retirement obligations	4.1	1.1	—	5.2
Reserves for restructuring	0.3	2.3	—	2.6
Other reserves	2.0	8.5	—	10.5
2001
2000
Warranty	8.8	8.9	(4.0)	13.7
Litigation	2.9	0.2	(0.1)	3.0
Accrued pensions and retirement obligations	3.1	1.0	—	4.1
Reserves for restructuring	0.2	0.1	—	0.3
Other reserves	0.8	1.5	(0.3)	2.0

(9) Recently issued U.S. Accounting Standards

(a)	SFAS 145 — Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

The Statement updates, clarifies and simplifies existing accounting pronouncements. The Optronics division will adopt this statement on April 1, 2003. The management of the division expects that the adoption of SFAS 145 will not have any material impact on the financial statements.

(b)	SFAS 146 — Accounting for Costs Associated with Exit or Disposal Activities

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Optronics division commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The provisions of SFAS 146 could result in the Optronics division recognizing the cost of future restructuring activities over a period of time as opposed to a one-time expense.

(c) SFAS 148 — Accounting for Stock-Based Compensation

      In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to Note 23(d)(3) for disclosures related to stock based compensation. The Optronics division intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

(d) FIN 45 — Accounting and Disclosure Requirements for Guarantees

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Refer to Note 23(d)(7) for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a significant impact on the combined financial statements of the Optronics division.

(e)	FIN 46 — Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public

OPTRONICS DIVISION, A DIVISION OF ALCATEL

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. Adoption of FIN 46 is not expected to have a significant impact on the combined financial statements of the Optronics division.