Form 20-F
period 2003-12-31
ALCATEL
filed 2004-03-31
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

Commission file number: 1-11130

ALCATEL

(Exact name of Registrant as specified in its charter)

Republic of France

(Jurisdiction of incorporation or organization)

54, rue La Boétie

75008 Paris, France
(Address of principal executive offices)

     Securities registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing one ordinary share	New York Stock Exchange
ordinary shares, nominal value € 2 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

      The number of outstanding shares of the issuer’s classes of capital or common stock as of December 31, 2003 was as follows: 1,284,410,224 ordinary shares, nominal value € 2 per share.

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

      The following table represents selected consolidated financial data for Alcatel for the five-year period ended December 31, 2003, which have been derived from the audited consolidated financial statements of Alcatel. Since January 1, 1999, Alcatel’s consolidated financial statements have been denominated in euro. The selected consolidated financial data is qualified by reference to, and should be read in conjunction with, Alcatel’s consolidated financial statements and the notes to those statements and Item 5 — “Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

      French GAAP differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and French GAAP as they relate to Alcatel’s consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity, please refer to Notes 36 through 40 to Alcatel’s consolidated financial statements.

      On August 1, 2003, we announced that we had sold our optical components business (the Optronics division) to Avanex Corporation in a stock for stock transaction. As a result of this event, we no longer prepare separate financial statements for the Optronics division. See Item 5 — “Operating and Financial Review and Prospects — Overall Perspective — Highlights of Transactions During 2003” for more information about the Avanex transaction.

	For the year ended December 31,

	2003(1)	2003	2002	2001	2000	1999

	(in millions, except per share and ADS data)
Income Statement Data Amounts in accordance with French GAAP
Net sales	$15,763	€12,513	€16,547	€25,353	€31,408	€23,023
Income (loss) from operations	418	332	(727)	(361)	2,251	1,275
Restructuring costs	(1,655)	(1,314)	(1,474)	(2,124)	(143)	(380)
Amortization of goodwill	(728)	(578)	(589)	(1,933)	(576)	(471)
Other revenue (expense)(2)	151	120	(830)	(213)	623	925
Net income (loss)	(2,449)	(1,944)	(4,745)	(4,963)	1,324	644
Earnings per Ordinary Share
Net income (loss) — Basic(3)(4)	(1.84)	(1.46)	(3.99)	(4.29)	1.23	0.70
Net income (loss) — Diluted(4)(5)	(1.84)	(1.46)	(3.99)	(4.29)	1.18	0.69
Dividends per ordinary share(4)(6)	—	—	—	0.16	0.48	0.44
Dividend per ADS(6)	—	—	—	0.16	0.48	0.44
Amounts in accordance with U.S. GAAP (7)
Net sales	15,782	12,528	16,549	25,627	31,382	23,152
Income (loss) from operations	(1,699)	(1,349)	(8,300)	(5,285)	(179)	(26)
Net income (loss)	(2,168)	(1,721)	(11,511)	(4,937)	(481)	449
Basic earnings per ordinary share(3)(4) :
Income (loss) before extraordinary items	(1.84)	(1.46)	(7.29)	(4.05)	(0.45)	0.49
Net income (loss)	(1.79)	(1.42)	(9.67)	(4.26)	(0.45)	0.49
Diluted earnings per ordinary share (4)(5):
Income (loss) before extraordinary items	(1.84)	(1.46)	(7.29)	(4.05)	(0.45)	0.48
Net income (loss)	(1.79)	(1.42)	(9.67)	(4.26)	(0.45)	0.48
Basic earnings per ADS(4):
Income (loss) before extraordinary items	(1.84)	(1.46)	(7.29)	(4.05)	(0.45)	0.49
Net income (loss)	(1.79)	(1.42)	(9.67)	(4.26)	(0.45)	0.49
Diluted earnings per ADS(4):
Income (loss) before extraordinary items	(1.84)	(1.46)	(7.29)	(4.05)	(0.45)	0.48
Net income (loss)	(1.79)	(1.42)	(9.67)	(4.26)	(0.45)	0.48

	At December 31,

	2003(1)	2003	2002	2001	2000	1999

	(in millions)
Balance Sheet Data Amounts in accordance with French GAAP
Total assets	$26,620	€21,132	€25,880	€36,549	€42,978	€34,206
Short-term investments and cash and cash equivalents	7,897	6,269	6,109	5,013	3,060	3,595
Short-term debt	1,112	883	1,096	1,796	1,813	2,367
Long-term debt	5,555	4,410	4,687	5,879	5,577	3,478
Shareholders’ equity after appropriation	3,817	3,030	5,007	9,630	14,361	11,532
Minority interests	457	363	343	219	435	463
Amounts in accordance with U.S. GAAP (7)
Shareholders’ equity	8,079	6,414	8,184	20,788	26,140	15,767
Total assets(8)	32,750	25,998	30,435	49,046	54,323	38,176
Long-term debt	5,937	4,713	5,913	6,202	5,577	3,478

(1)	Translated solely for convenience into dollars at the noon buying rate of € 1.00 = $ 1.2597 on December 31, 2003.

(2)	Other revenue (expense) includes capital gains (loss) on share disposals, tangible and intangible asset disposals, non-recurring expenses and revenues linked to ordinary business that are exceptional in terms of materiality and frequency, and extraordinary expenses (revenues).

(3)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries at December 31, without adjustment for any share equivalent:

Ordinary shares: 1,332,364,921 in 2003 for French GAAP earnings per share (including 120,784,953 shares related to bonds mandatorily redeemable for ordinary shares) and 1,211,579,968 in 2003 for U.S. GAAP earnings per share; 1,190,067,515 in 2002, 1,158,143,038 in 2001, 1,077,084,401 in 2000 and 922,660,635 in 1999 for both French GAAP and U.S. GAAP earnings per share.

(4)	All ordinary share and per ordinary share data and all ADS and per ADS data for the years ended December 31, 2002, 2001 and 2000 have been adjusted to reflect (i) the five-for-one stock split that became effective on May 22, 2000 and (ii) the conversion on April 17, 2003 of all of our outstanding Class O shares and Class O ADSs into our ordinary shares and ADSs, as applicable, on a one-to-one basis. We no longer have Class O shares trading on the Euronext Paris or Class O ADSs trading on the NASDAQ National Market.

(5)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

—	French GAAP: ordinary shares: 1,332,364,920 in 2003; 1,190,067,515 in 2002; 1,158,143,038 in 2001; 1,077,084,401 in 2000 and 935,209,590 in 1999.

—	U.S. GAAP: ordinary shares: 1,211,579,968 in 2003; 1,190,067,515 in 2002; 1,158,143,038 in 2001; 1,077,084,401 in 2000; and 935,209,590 in 1999.

(6)	Year to which dividend relates. Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate.

(7)	For information concerning the differences between French GAAP and U.S. GAAP, see notes 36 to 39 to our consolidated financial statements included elsewhere herein.

(8)	Advance payments received from customers are not deducted from the amount of total assets. See note 36(l) to our consolidated financial statements included elsewhere herein.

Exchange Rate Information

      The table below shows the average noon buying rate of euro from 1999 to 2003. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

Year	Average rate(1)

2003	$1.1411
2002	1.0531
2001	0.8929
2000	0.9174
1999	1.0638

(1) The average of the noon buying rate for euro on the last business day of each month during the year.

      The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low

September 2003	$1.1650	$1.0845
October 2003.	1.1833	1.1596
November 2003.	1.1995	1.1417
December 2003.	1.2597	1.1956
January 2004.	1.2853	1.2389
February 2004.	1.2848	1.2426

      On March 30, 2004, the noon buying rate was € 1.00 = $ 1.2202.

RISK FACTORS

Risks Relating to our Operations

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

      Our business is extremely sensitive to market conditions in the telecommunications industry. Over the last three years, our operating results have been adversely affected as a result of unfavorable economic conditions and reduced capital spending by carriers and businesses, particularly in the United States and Europe. Capital spending for telecommunications equipment and related services depends upon the extent of existing unused capacity and the growth rate in voice and data traffic levels, including growth in Internet and electronic commerce generated traffic. If this capital spending does not increase from current levels, the market for our products may decline further or fail to develop. This would result in even more reduced sales and the carrying of excess inventory (despite the actions taken with respect to our inventory in the context of our restructuring, and described in Item 5 — “Operating and Financial Review and Prospects”) and may result in our incurring further net losses in the future.

If we fail to keep pace with rapid changes in technology, our business could suffer.

      Technology in the telecommunications industry continues to advance at a rapid pace, particularly in the field of data processing and transmission. Failure to introduce or develop new products and technologies in a timely manner or failure to respond to changes in market demand may harm our business.

Our inability to compete effectively with existing or new competitors could result in reduced revenues, reduced margins and loss of market share.

      The telecommunications industry continues to have excess capacity and there has not been any significant consolidation. Accordingly, the industry is highly competitive. We face intense competition from new competitors, particularly in Asia, where there is intense pricing pressure, as well as from established competitors. Some of these competitors have a stronger position than us with respect to certain products or in particular markets. Also, the continued strength of the euro against the U.S. dollar and the major Asian currencies may give a competitive advantage to those of our competitors that incur a great portion of their costs outside the euro area.

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

      In response to changes in the telecommunications industry and general economic conditions, we have restructured, and continue to restructure, our activities to more strategically realign our resources. Our restructuring plan is based on certain assumptions regarding the cost structure of our business, the nature and severity of the continuing downturn in the telecommunications industry and our expected revenue rate. One or more of these assumptions may prove to be inaccurate. The plan has involved the implementation of a number of initiatives to streamline our business, reduce our fixed assets and improve our balance sheet through the reduction in net debt-corresponding to our cash and cash equivalents net of financial debt (see Note 26C to our consolidated financial statements) — and inventory levels, the write-off of tangible and intangible assets, the exit from certain businesses, the sale of manufacturing plants, the reduction in the number of employees, the implementation of our outsourcing programs for manufacturing and the refocusing of our research and development efforts toward products that meet our customers’ requirements. We can provide no assurance that the completed or planned steps will be sufficient, that we will not be required to refine, expand or extend our restructuring plan or that our income from operations will turn positive as a result of the plan.

      We can provide no assurance that the costs actually incurred in connection with our restructuring plan will not be higher than the amount that we have estimated. Current and additional restructuring actions may result in further cash and/or non-cash charges that could have a material adverse effect on our business, operating results and financial condition. In addition, reductions in our assets, employees and businesses may negatively impact our efforts to enhance our existing products and services, develop new services and products or keep pace with technological advances in our field. Therefore, our restructuring plan may reduce our ability to benefit from a potential future recovery in the telecommunications industry as a whole or in certain segments of the telecommunications industry.

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

      In the future, we may need to secure additional sources of funding if our existing facility and borrowings are not available or insufficient to finance our business. We can provide no assurance that such funding will be available on terms satisfactory to us. If we were to incur high levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures, which could have a material adverse effect on our business.

      On October 4, 2002, Standard & Poor’s lowered its long-term corporate credit and senior unsecured debt rating relating to us from BB+ to B+ (with negative outlook) and our short-term B corporate credit rating was affirmed. On December 5, 2003, Standard & Poor’s changed its outlook to stable for our long-term corporate and senior unsecured debt rating but did not change its debt rating. On March 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB-. Standard & Poor’s outlook continues to be stable and it also affirmed our short-term B corporate credit rating. On November 20, 2002, Moody’s lowered its senior long-term debt ratings relating to us from Ba1 to B1 (with negative outlook) and our “not prime” rating for short-term debt was confirmed. On August 11, 2003, Moody’s changed its outlook to stable for our long-term corporate and senior unsecured debt rating but did not change its debt rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and reduced access to the capital markets. We can provide no assurance that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies.

Credit risks could increase if the financial condition of customers declines.

      A substantial portion of our sales are made to telecommunications customers. These customers often have required their suppliers to provide extended payment terms, direct loans or guarantees to third-party financing sources as a condition to obtaining or bidding on infrastructure projects. As of December 31, 2003, net of reserves, we had provided customer financing of approximately € 613 million, and we had outstanding commitments to provide further direct loans or guarantees of approximately € 199 million. We continually monitor and manage the credit we extend to our customers and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing. We expect to continue to provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms.

      As a result of the financing provided to customers, our business could be adversely affected if the financial condition of our customers erodes. Over the last three years, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction or have been experiencing financial difficulties. Upon the financial failure of a customer, we have experienced, and in the future may experience, losses on credit extended and loans made to such customer or guarantees provided on behalf of such customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. We review the levels of our customer financing reserves on a regular basis. In addition to being increasingly selective in providing customer financing, we have various programs in place to monitor and mitigate customer credit risk, including a prior approval process by our Risk Assessment Committee, performance milestones, other conditions of funding, and active customer financing portfolio reviews. Our management is focused on the strategic use of our limited customer financing capacity, on revolving that capacity as quickly and efficiently as possible, and on managing the absolute euro amount of our customer financing obligations. However, we can provide no assurance that such measures will reduce our exposure to customers’ credit risk. While we believe that our allowances for credit losses are adequate, we cannot assure investors that such allowances will cover actual losses.

Our sales are made to a relatively limited number of large customers. The loss of one of these customers or our inability to obtain new customers would result in lower sales.

      Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our sales and we expect that, for the foreseeable future, this will continue to be the case. For example, in 2003 our 10 largest customers accounted for 29% of our net sales. However, no single customer accounted for more than 10% of our net sales. In addition, even if we are successful in attracting new customers, new market entrants may not have access to sufficient financing to purchase our products and equipment. In particular, due to current market conditions, investors are being more conservative when deciding whether to provide financing to start-up businesses in the telecommunications sector.

Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.

      Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and, to a lesser extent, the British pound. Because our financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could continue to have a material impact on our reported results. In 2003, the relative strength of the euro against the U.S. dollar had a significant negative impact on our net sales; however, it did not have a significant effect on our margins. We also experience other market risks, including changes in interest rates and in prices of marketable equity securities that we own. We use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

Because of our significant international operations, we are exposed to a variety of risks, many of which are beyond our control.

      In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook, the language and cultural barriers in countries where we have operations or do business, which is virtually every country in the world.

      We have significant operations and sales in many countries outside of Western Europe and North America, particularly in Asia. As such, our business activities are exposed to shifting government policies, legal systems that may not provide full protection of intellectual property rights or contractual commitments. We take appropriate measures to control the risks inherent in such activities but we recognize that changes in government policies or an inability to protect our legal rights may have an adverse impact on our financial conditions.

      As a result of being active in many countries we are continually moving products from one country to another and we often provide services in one country from a base in another. We continually monitor the applicable customs and tax laws and regulations to ensure that our activities are conducted in line with local requirements. Nevertheless, we remain vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Risks Relating to Ownership of our ADSs

The trading price of our ADSs may be affected by fluctuations in the exchange rate for converting euro into U.S. dollars.

      Fluctuations in the exchange rate for converting euro into U.S. dollars may affect the value of our ADSs.

If a holder of our ADSs fails to comply with the legal notification requirements upon reaching certain ownership thresholds under French law or our governing documents, the holder could be deprived of some or all of the holder’s voting rights and be subject to a fine.

      French law and our governing documents require any person who owns our outstanding shares or voting rights in excess of certain amounts specified in the law or our governing documents to file a report with us upon crossing this threshold percentage and, in certain circumstances, with the French stock exchange regulator (Autorité des marchés financiers). If any shareholder fails to comply with the notification requirements:

•	the shares or voting rights in excess of the relevant notification threshold may be deprived of voting power on the demand of any shareholder;

•	all or part of the shareholder’s voting rights may be suspended for up to five years by the relevant French commercial court; and

•	the shareholder may be subject to a fine.

Holders of our ADSs will have limited recourse if we or the depositary fail to meet obligations under the deposit agreement between us and the depositary.

      The deposit agreement expressly limits our obligations and liability and the obligations and liability of the depositary. Neither we nor the depositary will be liable if the depositary:

•	is prevented or hindered in performing any obligation by circumstances beyond our control;

•	exercises or fails to exercise discretion under the deposit agreement;

•	performs its obligations without negligence or bad faith;

•	takes any action based upon advice from legal counsel, accountants, any person presenting our ordinary shares for deposit, any holder or any other qualified person; or

•	relies on any documents it believes in good faith to be genuine and properly executed.

      This means that there could be instances where you would not be able to recover losses that you may have suffered by reason of our actions or inactions or the actions or inactions of the depositary pursuant to the deposit agreement. In addition, the depositary has no obligation to participate in any action, suit or other proceeding in respect of our ADSs unless we provide the depositary with indemnification that it determines to be satisfactory.

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

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

Judgments of U.S. courts may not be enforceable against us including those predicated on the civil liability provisions of the federal securities laws of the United States may not be enforceable in French courts

      An investor in the United States may find it difficult to:

•	effect service of process within the United States against us and our non-U.S. resident directors and officers;

•	enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident directors and officers in both the United States and France; and

•	bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers.

Pre-emptive rights may not be available for U.S. persons.

      Under French law, shareholders have pre-emptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our ADSs or ordinary shares may not be able to exercise pre-emptive rights for their shares unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our ADSs or ordinary shares will be unable to exercise their pre-emptive rights.

Item 4.     Information on the Company

History and Development

      We are a leading, worldwide provider of a wide variety of telecommunications equipment and services. We had net sales of € 12.5 billion in 2003 and have approximately 60,000 employees in 130 countries. Our telecommunications equipment and services enable our customers to send or receive virtually any type of voice or data transmission. Our customers include fixed line and wireless telecommunications operators, sometimes referred to as carriers, Internet service providers, governments and businesses.

      Alcatel is a French société anonyme, established in 1898, originally as a publicly owned company. Alcatel’s corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code and decree No. 67-236 of March 23, 1967.

      Our registered office and principal place of business is 54, rue la Boétie, 75008 Paris, France, our telephone number is 33 (1) 40.76.10.10 and our website address is www.alcatel.com. The contents of our website are not incorporated into this Form 20-F. The address for James René, our authorized representative in the United States, is Alcatel USA, Inc., 3400 West Plano Parkway, Plano, Texas 75075.

      Our total capital expenditures were € 253 million for the year ended December 31, 2003, compared to € 490 million in 2002 and € 1,748 million in 2001. Our capital expenditures are incurred in the ordinary course of our business and operations and are generally funded out of our cash flow from operations. Further information with respect to capital expenditures and funding sources is set forth in Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

      As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our” or similar expressions, as well as references to “Alcatel” or the “Group,” mean Alcatel and its consolidated subsidiaries.

Overview

      The continued weakness in the telecommunications markets, which began in 2001, had an ongoing significant, adverse impact on our revenue growth. However, as a result of our intensive restructuring program, we have made a major improvement in our gross margins and restored operating profitability in all of our three business segments in 2003. During 2003, we continued to implement initiatives designed to streamline our business and to reduced fixed costs. We have sold or closed many of our manufacturing plants, outsourced manufacturing in many locations and exited from non-core businesses. During 2003, we significantly improved our financial structure and, at the end of 2003, we had a net cash position of € 976 million. We are engaged in an effort to transform our company from a vendor of telecommunications equipment to a comprehensive provider of telecommunications products and services, which enable our customers to meet all of their telecommunications and data transmission requirements. Our focus today is to grow our business by helping our customers (1) to offer new services, thereby increasing their revenues, and (2) to increase the efficiency of our customers’ operations, thereby increasing their profitability.

      While we expect 2004 to remain challenging, we are anticipating some revenue growth in 2004, excluding the effects of exchange rate fluctuations, particularly the euro/dollar exchange rate. We currently expect that this growth should accelerate during the year, following a seasonally low first quarter that is expected to be flat year over year, excluding the effects of exchange rate fluctuations. We continue to implement our restructuring program, mainly in the optics business, which has been the most adversely impacted by the market downturn. We currently anticipate that we will have positive earnings per share (before goodwill amortization) for 2004, with the first quarter being at a breakeven level (before goodwill amortization).

Recent Events

      Exchange Offer. On March 17, 2004, we launched an exchange offer for our 7.00% notes due 2006, of which € 995 million principal amount were then outstanding, for new notes having a longer maturity. The principal objective of the exchange offer was to lengthen our average debt maturity. On March 30, 2004, we announced that € 366 million principal amount of our 7.00% Notes due 2006 had been exchanged for € 412 million principal amount of our new 6.375% Notes due 2014. We also issued and sold an additional € 50 million principal amount of our new 6.375% Notes due 2014. Interest on the 6.375% Notes is payable annually.

      Standard & Poor’s upgrades credit rating. On March 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB-. Standard & Poor’s outlook continues to be stable and it also affirmed our short-term B corporate credit rating. Standard & Poor’s stated that “[t]he upgrade reflects Alcatel’s improving operating and financial performance on the back of healthier market conditions and prospects for the telecom equipment industry and the company’s severe cost cutting.”

      Sale of Battery Business. On January 14, 2004, we completed the sale of our battery business, Saft, to Doughty Hanson, a European private equity firm, for € 390 million.

      Contribution of Optical Fiber Cable Business. On February 10, 2004, we and Draka Holding N.V., a Dutch cable and cable systems producer, announced our intention to combine our global optical fiber and Draka’s communications cable businesses into a company which would be owned 50.1% by Draka and 49.9% by us. It is expected that the new company will do business in China, Europe and North America.

Highlights of Transactions During 2003

     Acquisitions

      Acquisition of iMagicTV. On April 30, 2003, we acquired, for 3.5 million of our American Depositary Shares, or ADSs, having a market value on that date of € 26 million, the 84% of the outstanding shares that we did not own of iMagicTV, a Canadian supplier of software products and services that enable service providers to create, deliver and manage digital television and media services over broadband networks. This acquisition, together with our acquisition of ThirdSpace and Packet Video, enabled us to add to our portfolio of content and systems integration products.

      Acquisition of TiMetra. On July 18, 2003, we acquired, for 18 million ADSs, having a market value on that date of € 145 million, TiMetra, Inc., a privately held, Silicon Valley-based company that produces routers (devices that interconnect computer networks and move information from one network to another). The customers for our routers are generally carriers.

     Dispositions

      Sale of optical components business. On August 1, 2003, we sold our optical components business to Avanex. Under the terms of the agreement, we received 28% of Avanex’s stock. We contributed cash in the transaction in the amount of U.S. $ 110 million, the majority of which related to the restructuring of the optical business. We also entered into a supply agreement with Avanex, under which it will provide optical components for Alcatel’s optical networking products over a three-year period.

      Sale of European factories. In 2003, we sold a number of manufacturing facilities in Europe. The principal transactions were: our Saintes, France factory that engaged in cutting, stamping and general sheet metal work was sold, and 300 employees were transferred, to GMD, a French industrial company; our Coutances, France that specialized in producing printed circuit boards used in telecommunications applications was sold in a leveraged management buy out and 220 employees were transferred; our Hoboken, Belgium factory that produced electro-mechanical devices was sold, and 241 employees were transferred, to Scanfil Oyi. These facilities comprised nearly 80,000 square meters.

      Sale of shareholding in Atlinks. On February 12, 2003, we exercised our option to sell our 50% shareholding in Atlinks to Thomson, our joint venture partner. Atlinks is a manufacturer of residential telephones. The sale price was € 68 million.

     Other Transactions

      Conversion of Class O shares into our ordinary shares. On February 3, 2003, our board of directors decided to submit for approval a resolution at our annual shareholders’ meeting to convert all outstanding Class O shares and Class O ADSs into our ordinary shares and ADSs, as applicable, on a one-for-one basis. This decision was taken after our board analyzed the market conditions of the opto-electronic industry and noted that the conditions were very different than those that existed at the time the Class O shares were created and that the conditions in early 2003 negatively affected the Optronics division’s performance and appeared likely to continue to do so throughout 2003 and later. Our management believed that the elimination of the tracking stock would give us more flexibility as we addressed the future of the Optronics business and continued to explore strategic alternatives for this division. On April 17, 2003, our shareholders approved this resolution and, immediately thereafter, all Class O shares and Class O ADSs were converted into our ordinary shares and ADSs, as applicable.

      No dividends for 2002. On April 17, 2003, our shareholders approved a resolution recommended by our board of directors to the effect that no dividends be paid on our Class A and Class O shares and ADSs with respect to 2002. Alcatel’s distributable profits for 2002 were not sufficient to pay dividends.

Highlights of Transactions during 2002

     Acquisitions

      Acquisition of Astral Point Communications. In April 2002, we acquired Astral Point Communications, Inc., a privately-held U.S. company that produces optic-based telecommunications networks for metropolitan areas. Under the terms of the agreement, nine million Class A shares, a majority of which were represented by our Class A ADSs, valued at approximately € 144 million, were exchanged for the outstanding share capital of Astral Point.

      Acquired control Alcatel Shanghai Bell. In July 2002, we completed the transaction to acquire control of Alcatel Shanghai Bell, thereby completing the integration of our key operations in China. We hold 50% plus one share in Alcatel Shanghai Bell, with Chinese entities owning the remaining shares. We reached this ownership in 2002 through the acquisition of an 18.35% interest in the entity for an aggregate price of approximately U.S. $ 312 million.

      Acquisition of Telera. In August 2002, we acquired Telera, Inc., a privately-held U.S. company that manufactures software to enable carriers and businesses to develop advanced voice applications, permitting a telephone user to obtain Web-based information. Under the terms of the agreement, approximately 15.5 million Class A shares, a majority of which were represented by our Class A ADSs, valued at € 79 million, were exchanged for the outstanding share capital of Telera.

     Dispositions

      Sale of European enterprise distribution and service business. In April 2002, we completed the sale of Neco, our European enterprise distribution and services business to Platinum Equity LLC, a U.S.-based venture capital group at a loss of € 35 million. The agreement also included a post-closing adjustment based on net assets and a six-year earnout provision, which under certain circumstances, would allow us to more than offset the cash payment made by us. One of Platinum Equity’s portfolio companies, Nextira One, distributes our enterprise voice and data products in the U.S. and Europe.

      Transfer of French factory. In June 2002, we completed a transaction with Jabil Circuit to outsource the European manufacturing of our private branch exchange, corporate telephone systems. The agreement transferred our Brest, France manufacturing facility to Jabil and Jabil will continue to manufacture our private branch exchange products. Seven hundred of our employees were transferred to Jabil Circuit upon the closing of the transaction.

      Sale of microelectronics business. In June 2002, we sold our microelectronics business to STMicroelectronics for € 390 million in cash. As part of this transaction we entered into a cooperation agreement with ST for the joint development of chipsets that are available for sale by ST to third parties.

      Cooperation agreement. In June 2002, we completed a transaction with ST Microelectronics for the development of certain components for mobile phones and other wireless products. Under the terms of a cooperation agreement, we transferred our team of mobile phone integrated circuit designers to ST and ST received access to our know-how and intellectual property related to these components. The components developed through this cooperation agreement also are available for sale by ST to third parties. This arrangement also includes a multi-year agreement with ST to supply us with these components.

      Sale of European factories. In 2002, we completed all of the phases of the sale of our manufacturing facilities in Cherbourg, France; Gunzenhausen, Germany; and Toledo, Spain to Sanmina-SCI Corporation, a leading electronics contract manufacturer. These facilities comprised nearly 100,000 square meters (1,000,000 square feet) and employed approximately 1,500 employees, who became Sanmina-SCI employees.

      Sale of microelectromechanical and other assets and a plant closure. In 2002, we sold Alcatel Optronics Netherlands, a subsidiary that produced microelectromechanical systems and software, in a management buy-out; sold the majority of assets of Alcatel Optronics USA to Sanmina; and closed its Gatineau, Canada plant and facilities and transferred all of its manufacturing activities to Livingston, Scotland.

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

      Kymata. In September 2001, Alcatel acquired Kymata Ltd. (now known as Alcatel Optronics UK), a U.K. company involved in the production of components used in optic-based telecommunications networks. In a stock-for-stock transaction, we acquired all of the outstanding stock of Kymata for an aggregate of 9 million of our Class O shares and 2.2 million of our Class A shares valued at € 95 million.

     Dispositions

      Nexans IPO. In June 2001, we consummated the initial public offering of Nexans, our energy cables business, selling 20,125,000 shares at € 27 per share.

      Production outsourcing/sales of facilities. In 2001, we sold the following manufacturing facilities: our handset facility in Laval, France to Flextronics; our switching product facility in San Paolo, Brazil to Sanmina-SCI Corporation; our wireline access facility in Richardson, Texas to Sanmina and two of our battery facilities in Brazil and Korea. In addition, we sold our manufacturing capabilities for switching products at our Raleigh, North Carolina facility to Sanmina.

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

Business Organization

      In January 2003, we reorganized our activities along three market segments covering the entire range of voice and data communication products and services: fixed communications, mobile communications and private communications. The organizational chart below sets forth the three business segments and their principal business activities, giving effect to this reorganization:

Fixed Communications	Mobile Communications	Private Communications

• Fixed Networks • Optical Networks • Internet Protocol • Fixed Solutions	• Mobile Networks • Mobile Phones • Mobile Solutions • Wireless Transmission	• Enterprise Solutions • Space Solutions • Transport Solutions • Integration and Services

      For financial information by operating segment and geographic market, see Note 3 to our consolidated financial statements and Item 5 — “Operating and Financial Review and Prospects.”

Fixed Communications

General

      Our Fixed Communications segment is comprised of the following divisions: fixed networks; optical networks; Internet protocol; fixed solutions; and components and sub-systems. We have a broad portfolio of products and services that are used by carriers in all facets of their network operations, from the carriers’ central office to the ultimate user. In 2003, the Fixed Communications segment had net sales of € 5,563 million, accounting for 44.5% of our net sales, excluding inter-segment sales.

Fixed Networks

      We estimate that the overall fixed network market declined again in 2003 compared to the previous year, although some segments in this market experienced growth. In particular, the volume of digital subscriber lines, which are used to transmit data on copper telephone lines, increased significantly in 2003, compared to 2002. Our fixed networks division addresses two market segments: access and voice. We are the worldwide leader in access products, according to a survey conducted by the industry analyst Dell’Oro and had a 40.5% market share in the fourth quarter of 2003. Our access products consist of equipment that enables carriers to provide high speed Internet services using a large bandwidth, called “broadband,” for the transmission of data over existing copper wire telephone lines, while our voice products address the needs of carriers relating to their traditional telephone business. Using our access product, a single copper telephone line can deliver voice, video and data to up to 10,000 simultaneous users, enabling carriers to generate new revenues by providing advanced entertainment services to their customers. Our newest access product, introduced in the third quarter of 2003, permits carriers to achieve increased cost efficiency while offering broadband access on a wide scale.

      We also continue to expand our offerings of broadband access products with the sale of our fiber-based products that enable the delivery of high quality voice and high definition interactive video supporting hundreds of analog and digital channels and Internet access at speeds up to 3,000 times faster than traditional dial-up modems that use copper telephone wires. During 2003 we installed these products for several utilities and municipalities in the United States.

      We believe that our large installed base of digital subscriber lines, or DSL, provides us with a competitive advantage, as carriers modernize their networks by migrating to fiber-based services. In addition, using our access products and services, our systems, which serve over 35 million subscribers, can be easily and economically upgraded to deliver larger bandwidth and faster broadband services. We supply DSL products to every major carrier in North America and to the majority of carriers in Europe and Asia.

      We have over 340 million voice lines deployed in over 170 countries. In order to assist carriers in modernizing these older voice networks and to provide enhanced broadband services, we introduced a new portfolio of products in the third quarter of 2003. These products provide an economical and minimally disruptive approach for carriers operating on our installed base to modernize their current network to a next generation network using Internet Protocol (IP). Using our products, carriers are offering new services both to businesses, such as voice over IP and IP virtual private networks, as well as to consumers, such as video through the Internet and on-line gaming.

Optical Networks

      Our optical networks division produces equipment to transport voice and data for long distances both land-based (terrestrial) and undersea (submarine), as well as for short distances in metropolitan areas.

      Terrestrial. The terrestrial optical networking market remained depressed in 2003, leading us to continue our restructuring program. In addition to a further reduction in headcount as compared to 2002, we transferred manufacturing of our low-end products (minimal features and low cost) to our manufacturing facility in China, Alcatel Shanghai Bell.

      Our terrestrial products are designed for long-haul and metropolitan and core applications. With our products, carriers can manage voice and data traffic patterns based on different applications or platforms and benefit from new competitive service offerings by introducing a wide variety of data-managed services, including different service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow our customers to offer these new services without impacting their existing investment program for their current networks.

      We also offer products and services for metropolitan and business applications. Our Metro Span Edge products address carriers’ requirements for cost-effective networks to meet their growing business and data networking needs. Our products are scaleable, in that they permit our customers to easily enlarge their networks as their business and data networking needs grow. These products provide cost-effective, managed platforms that support different services and are suitable for applications in diversified network configurations. During 2003, we introduced the Light Manager, as the newest addition to our core portfolio of products. The Light Manager is designed for long haul, very long haul and ultra long haul terrestrial applications, as well as submarine applications.

      We are an industry leader in technologies that manage voice and data traffic flows in the networks, called “cross connects.” Having one of industry’s leading cross connects, our products and services allow our customers to efficiently manage their private line infrastructure and increase efficiency in their metro core infrastructure.

      Submarine. The submarine market continued to decline substantially in 2003, as compared to 2002. We maintained our number one leading market position, with a 64% market share, according to RHK, an industry analyst.

      We are an industry leader in the development, manufacture, installation and management of undersea telecommunications cable networks. Our submarine network systems can connect continents (using regeneration due to the long distances), as well as span distances up to 400 km (using no regeneration) to connect mainland and an island, or several islands together or many points along a coast.

      Network Management. Our optical networking portfolio for both terrestrial and submarine applications is supervised by a network management platform giving operators the freedom to customize and evolve their network management system and its usage according to complex and changing customer, business and operational requirements. Our comprehensive management platforms offer complete control over multi-vendor optical networks with value-added tools and services that maximize network service revenue, making the best use of existing network equipment and minimizing expenses.

      In addition to our Light Manager product (described above) that has submarine applications, we also announced three additions to our metro transmission portfolio that will provide operators more options in their efforts to optimize and enhance network capabilities. These products bring additional networking flexibility to our customers. Designed for metropolitan access and private network applications, the new cost-effective products provide the ability to optimize today’s mixed traffic infrastructure, while supporting next-generation services.

Internet Protocol

      Following the acquisition of TiMetra in 2003, our portfolio of data offerings is now led by two products — our multi-service, multi-protocol switch platform and a service router developed by TiMetra. Our multiservice switching platform has been designed to provide flexibility to carriers when they build and expand their networks. This platform is based on a blend of technologies, which has integrated Internet protocol and multiprotocol switching functions, thereby allowing carriers to expand their service offerings at their option and to adapt their networks to meet the growth of traffic over the Internet. A router is a device that interconnects computer networks and moves information from one network to another. Each of our products is designed to deliver high margin data services, including the full variety of network-based virtual private networks and other data services used for business applications. The service router features a new generation of processing power and many customized and scaleable applications designed to appeal to carriers and others. This service router provides high value, differentiated IP services to businesses. We believe our product provides services and applications that go well beyond what is possible with the single purpose routing products that are available today.

      We have developed an Internet protocol portfolio of products to meet our customer’s varying requirements. For instance, our multiservice switch platform can interface with our service router to deliver seamless networking services regardless of technology. Seamless interfacing between the two products allows carriers to combine their newer Internet protocol or Ethernet-based networking products with their older network or base of services to offer customers a smooth service migration to these more advanced technologies. These two products allow us to support the high margin private data services that enable carriers to maximize revenue while minimizing risk.

Fixed Solutions

      We also provide our customers with customized combinations of our products and services for the fixed network market segment. These products and services are based on a combination of applications built around our intelligent network platform and the multi-media capabilities of our product portfolio. We offer turnkey applications accompanied by a complementary portfolio of services, such as multimedia conferencing for businesses, and by applications with mass market appeal, such as video over DSL.

Mobile Communications

General

      Our Mobile Communications segment provides voice and data networks and services to wireless carriers throughout the world. We provide an extensive range of products, including network hardware and software, applications hardware and software and terminals, and a wide range of services covering design and optimization of mobile networks, support to networks operations and maintenance. In 2003, our Mobile Communications segment had net sales of € 3,500 million, accounting for 28.0% of our net sales, excluding inter-segment sales.

Mobile Networks

      We develop EvoliumTM mobile radio stations and core switches for all major mobile technologies — GSM/ GPRS/ EDGE and UMTS (described below). Our mobile radio products are designed to minimize total cost of ownership through a continuous re-engineering program and the use of a highly modular framework that facilitates rapid network deployment and expansion, flexible network evolution, including the easy introduction of new technologies and easier maintenance, and allows for the evolution to a third generation, or 3G, network without loss of operability.

      GSM/ GPRS. Global System for Global Communications/ General Packet Radio Service, or GSM/ GPRS, remains by far the world’s dominant mobile technology. In 2003, wireless operators continued to reduce capital expenditures and focused their activities on improving their returns on investment and customer retention. As a result, the total spending for GSM/ GPRS mobile infrastructure in 2003 decreased significantly from spending in the prior year. Despite this decline, our market share for GSM/ GPRS improved for the fourth consecutive year and our market share is now approximately 13%, according to a survey conducted in 2003 by Dell’Oro, an industry analyst. In addition, we believe that we are well positioned to compete effectively in an increasingly competitive market through our focus on reducing our customers’ total cost.

      EDGE. Enhanced Data for Global Evolution, or EDGE, provides a relatively simple, cost-effective development step beyond GSM/ GPRS that can be an alternative to, or complement, the implementation of UMTS (described below). Compared to GSM/ GPRS, the main benefits of EDGE are higher data transmission speeds and better geographic coverage and improved operating characteristics. EDGE does not support the full range of services provided by UMTS, such as video-telephony, and it cannot compete with UMTS data transmission speeds. However, EDGE can be faster and cheaper to deploy and has better coverage in rural area deployments. All of our Evolium Base Stations have been shipped fully EDGE-ready since early 2001, enabling EDGE to be introduced through an easy software upgrade.

      UMTS. Universal Mobile Telephone Communications Systems, or UMTS or 3G, represents an important evolutionary step over GSM/ GPRS/ EDGE networks in terms of services, voice quality and data transmission speeds. Our joint venture with Fujitsu, launched in 2000, provides us with competitive and comprehensive UMTS mobile radio and core network products. During 2003, we and Fujitsu widened the scope of our Evolium SAS Joint Venture in order to increase the scope of the goods and services provided by the joint venture.

      In 2003, we entered into agreements for UMTS radio stations in France and the United Kingdom and helped launch live 3G services in two French cities through an innovative turn-key partnering model which, in addition to our supplying network infrastructure and applications platforms, included our development of business partnerships with content and application suppliers and integration of the total 3G service portfolio and terminals. We also entered into additional 3G contracts with customers in Europe and Australia. We believe that UMTS will continue to gain momentum in 2004 with a number of key operators moving from pre-commercial trials to commercial deployments.

Mobile Phones

      We have developed a range of handsets, marketed under the OneTouchTM name, that capitalize on two key concepts: intuitive interfaces between the user and the phone and easy access to customized value-added services, such as multi-media messaging and camera phones. In 2003, we delivered 7.6 million handsets. However, we are exploring methods of limiting our risks in this market. Under an outsourcing agreement entered into in 2001, Flextronics continues to manufacture handsets designed by us.

Mobile Solutions

      Our core network products and extensive range of applications platforms enable mobile operators to deliver value-added new mobile services, which assists our customers in retaining existing customers and generating more revenues from them, as well as attracting new customers. End user needs addressed by our products include personal multimedia communication, access to information and entertainment services, and mobile commerce. We are a leader in Intelligent network platforms and services with over 110 customers worldwide and we are recognized by industry analysts for our array of innovative messaging services (for instance, instant messaging and multimedia messaging) and convergent payment applications (voice/data, pre/post-paid).

Wireless Transmission

      We are a leader in the point-to-point telecommunications microwave radio market with a product portfolio that includes wireless transmission products for European telecommunications standards (ETSI) and American standard-based (ANSI) environments. We believe that we offer one of the widest arrays of network products and applications for mobile operators, and in 2003, we commenced the sale of products delivering broadband services over the air using lasers.

Private Communications

General

      Our Private Communications segment develops, supplies, implements and supports products and applications for communication-intensive non-carrier markets. The primary markets this business segment focused on in 2003 were: transportation, oil/gas and utilities, banking and finance, security and government. Our Private Communications segment also provides a broad range of space-based systems that include the high speed transport of voice, data and multimedia communications. At the end of 2003, we reached an agreement to sell our battery manufacturing business and completed that sale at the beginning of 2004. In 2003, our Private Communications segment (excluding the battery manufacturing business) had total net sales of € 3,435 million, accounting for 27.5% of our net sales, excluding inter-segment sales.

Enterprise Solutions

      The overall voice and data market for business enterprises was stable in 2003, compared to 2002. However, we saw a significant increase in spending in Internet protocol voice applications (voice carried on data networks). We design and build hardware and software that provide business enterprises with easy to use, open communications networking products and services. We provide Internet protocol communications products that deliver networks that are scalable, mobile and easily managed and that use software based on standard protocols so that users will not be limited if they desire to expand their networks. A key element of our product line is the Alcatel OmniPCX, a family of Internet protocol enabled private communication exchanges. Another important element of our product line is the OmniSwitch family, a portfolio of switches that provides enterprises with a programmable, multi-service infrastructure to support converged voice, data and video networks. According to a survey from the industry analyst, Dell’Oro, in the fourth quarter of 2003 we were the world-wide market leader in sales of Internet protocol private branch exchanges.

      In 2003, we entered into an agreement with Hewlett Packard under which we will jointly develop and market a number of advanced, integrated information technologies and communication products specifically designed for small and medium size businesses. Alcatel and Hewlett Packard are partnering with leading telecommunications service providers throughout the world to provide small and medium size customers with modular, turn-key solutions to address their productivity needs — from personal computers and servers, to software, network access, voice, data and multimedia services.

      Through our wholly-owned subsidiary, Genesys, we are a leading provider of computer telephony integration software and customer contact center products (automated answering systems). These products help businesses manage customer interactions and communications, as well as customer service operations and staffing. Our contact center products enable a business to intelligently route all incoming customer interactions in real time, including phone, email, and Web contacts. During 2003, we introduced Genesys Voice Callback, a new product that enables customers to receive a call back instead of waiting on hold for a customer service agent. In addition, we are extending our Internet protocol family of products with the introduction of our Internet protocol Contact and Network Contact Center products, which will give added support for multiple major Internet protocol private branch exchanges.

      Supporting expansion into the mid-sized contact center market, our Genesys Express product provides a “ready-to-run” multimedia contact center that can be deployed in days on a single system — allowing customers to realize the benefits of contact center automation more quickly than customized, higher cost products. Genesys Express provides model environments for multi-dimensional routing, monitoring and reporting. These model environments provide configurations for common industries and contact center types to help achieve fast deployments. During 2003, we announced the launch of Genesys Express 3.0, an enhanced version of our pre-packaged customer service software offering for mid-sized contact centers.

Space Solutions

      We develop a broad range of satellites and related space-based technology for the private and public sectors for use in telecommunications, navigation, optical and radar observation, meteorology, and other scientific fields. During 2003, we developed satellite telecommunication products for broadband access, wireless local loop backhaul, and GSM/ GPRS backhaul. In addition, we added satellite Internet protocol applications to our portfolio of products and services.

      We also provide space-based products and services to the institutional market, including applications for telecommunications, navigation, radar and optical observation. We are also a strong contributor to the Galileo project (satellite navigation system), to the GMES project (Global Monitoring for Environment and Security) and to studies for the development of the future communication satellites. During 2003, we received orders for four telecommunications satellites and five payloads.

Transport Solutions

      We provide turnkey applications for train management and control systems for inter-city and metro lines, including integrated rail communications. We have developed a new generation of train routing systems that use computer platforms to execute complex functions in order to improve the security of rail networks and at the same time to increase efficiency (more trains on the same network), thus improving passenger service.

      In 2003, we continued the development of strategic new products such as radio-based train control (first commercial application expected to be in Las Vegas in 2004), overlay Urban Rail signaling for re-signaling existing metro lines (first commercial application expected to be in Paris) and urban electronic interlocking (first commercial application expected to be in New York).

      In October 2003, we were awarded a contract to upgrade and maintain segments of the London underground, to re-signal Jubilee and Northern Lines with SelTrac®, our proven communications-based train control technology. This contract includes an option to re-signal also the Piccadilly Line, with design work expected to commence in 2005.

Integration and Services

      We plan, design, install, operate and maintain networks tailored to customers’ objectives, regardless of their infrastructure requirements: voice or data, wireless or wireline, regional or national, or any combination of these requirements. We address both the carrier and non-carrier markets. The networks that we serve can consist entirely of our comprehensive portfolio of products and applications, or can integrate products or services produced or supplied by others. Through our network of Regional Support Centers that manage customer projects, we can deploy, manage and upgrade all aspects of our customers’ networks. The integration and services division is divided into three activities:

•	Network Design and Build — defines, designs, builds and integrates equipment and application sub-systems (radio, closed-circuit TV, supervisory control and data acquisition);

•	Network Operating Support — provides network support services, including technical operations and maintenance, call center operations, customer data communication, service activation and assurance; and

•	Operating Support Systems — provide and integrate software applications for management of the network, including providing and billing for the service.

      In 2003, we improved and expanded our service portfolio to include network outsourcing for carriers and system integration for non-carriers. These two strategic directions are intended to improve and expand the services we offer. By outsourcing their network activities to us, our customers seek to shift their focus from managing infrastructure to developing new customer services and optimizing their processes to gain efficiency.

Marketing and Competition

Marketing and Distribution

      We sell all of our products, other than our private branch exchange products, through our direct sales force worldwide, except in China where our products are also marketed through our joint ventures that we have formed with Chinese companies.

Competition

      We have one of the broadest product and services offerings in the telecommunications service provider market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco, Ericsson, Fujitsu, Huawei, Lucent, Motorola, Nokia, Nortel and Siemens. There is also a number of smaller companies that we consider to be competitors, in one segment or another.

      In light of the significant reductions in recent years in capital expenditures by telecommunications carriers and others, the level of competition has increased, causing some of our competitors to withdraw certain technologies or to exit certain geographical regions, while other competitors are emerging to take market share away from their traditional portfolio of products. In the high technology sectors, new competitors can benefit from a technological shift or rapidly gain market share.

      We believe that technological advancement, quality, reliable on-time delivery, product cost, flexible manufacturing capacities, local field presence and longstanding customer relationships are the main factors that distinguish competitors of each of our segments in their respective markets.

Research and Development and Intellectual Property

Research and Development

      As of December 31, 2003, 14,500 of our employees occupied research and development positions, of which 20% were based in North America, 69% were based in Europe, the Middle East and Africa and 11% were based in Asia and Pacific Rim countries. Our research and development expenses in 2003 were € 1,593 million, representing 12.7% of our total sales in 2003. For a detailed discussion of our research and development expenditures for the past three years and certain accounting policies relating to our research and development and acquired technologies, see Item 5— “Operating and Financial Review and Prospects.”

      Following the severe telecommunications business downturn beginning in 2000 and continuing through 2003, we continued to implement cost cutting and efficiency measures intended to reduce spending on mature technologies, discontinue non-competitive programs and non-core programs, slow down research and development in non-urgent programs, such as the development of advanced optical technologies, and reduce capital expenditures relating to investments in platforms, test tools, and certain development efforts. We also adopted measures intended to promote the reuse of existing technology, particularly among our business segments, the introduction of new processes to increase efficiency, especially in the area of software production; and to focus on mid-term customer requirements to develop products and services that will increase our customers’ revenues. In addition, in order to reinforce the effectiveness of our research and development teams and reinforce our presence in the most dynamic markets, new activities have been localized closer to our customers, especially in China.

      While cost efficiency to improve margins remained a priority in 2003, we also re-focused our efforts on developing new products and services, targeting the most promising emerging markets that we believe are important for our future growth. Major initiatives undertaken in 2003 included the following:

•	increasing emphasis on the Internet protocol market, particularly as a result of our acquisition of TiMetra;

•	the ongoing development of multi-media over DSL, which was aided by our acquisitions of Imagic TV, Third Space and Packet-Video, which brought content and systems integration to our portfolio of products;

•	reinforcement of our portfolio of products for our mobile networks and mobile solutions divisions, managing the convergence of our fixed and mobile services and applications, based on our broad product portfolio of both fixed and mobile products and services; and

•	acceleration of our programs to promote increased uses of fiber optics by the ultimate user.

      Most of our research and development efforts is under the direct control of our business groups and divisions in order to provide flexible and customer-oriented development and rapid utilization of innovations in new products and applications.

Intellectual Property

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

      We consider patent protection to be particularly important to our businesses due to the emphasis on research and development and intense competition in our markets. We filed 750 patent applications in

2003, and have a patent portfolio of approximately 9,600 patent families. We do not believe that any single patent or group of related patents is material to our business as a whole.

Sources and Availability of Materials

      We make significant purchases of electronic components, aluminum, steel, precious metals, plastics and other materials and components from many domestic and foreign sources. We continue to develop and maintain alternative sources of supply for essential materials and components. We believe that we will be able to obtain sufficient materials and components from European and other world market sources to meet our production requirements. Commencing at the end of 2003, we have been experiencing minor delays in receiving some of our raw materials. However, we believe that we will be able to manage our material requirements so as to not adversely affect our product delivery.

Properties

      We have administrative, production, manufacturing and research and development facilities worldwide. A substantial portion of our production and research activities in all business areas is conducted in France and the United States. We also have operating affiliates and production plants in many other countries, including Germany, Italy, Spain, Belgium, Canada, Brazil, Switzerland, Norway, the United Kingdom, China, Netherlands, Austria and Australia. As of December 31, 2003, our total global productive capacity was approximately 635,000 square meters, as described below.

		North	Rest of
Business Group	Europe	America	World	Total

	(in thousands of square meters)
Fixed Communications	319	40	44	403
Mobile Communications	68	34	29	131
Private Communications	98	3	—	101

Group Total	485	77	73	635

      We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

      We have been outsourcing the manufacturing of our conventional products in an effort to obtain greater flexibility to adapt quickly to economic and market changes. We intend to continue to outsource the manufacturing of our conventional components where practicable and when adequate manufacturing capacity and expertise are available. In 2003 we reduced the number of square meters used for production by 424,000 square meters.

Environmental Matters

      We are subject to national and local environmental and health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. These laws and regulations impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste and may require us to clean up a site at significant cost. We have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

      It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe and environmentally sound and that will not adversely affect the health or environment of communities in which we operate. Although we believe that we are in substantial compliance with all environmental and health safety laws and regulations and that we have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products, there is a risk that we may have to incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation.

Seasonality

      Our quarterly results reflect seasonality in the sale of our services and products. Sales are generally stable over the first three quarters of the year, with the strongest sales in the fourth quarter.

Item 5.	Operating and Financial Review and Prospects.

Forward-Looking Information

      This Form 20-F, including the discussion of our Operating and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “will,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion in Item 4 — “Information on the Company — History and Development — Overview” and below in this Item 5 under the heading “Overall Perspective,” with respect to (i) our revenues in the first quarter and subsequent quarters of 2004 and for all of 2004 and our earnings per share (before goodwill amortization) for the first quarter and for all of 2004, (ii) the scope of our workforce reduction during 2004, (iii) expected cash receipts, capital expenditures and other cash outlays in 2004 and (iv) the sufficiency of our cash resources over the next 12 months, as well as the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included below in this Item 5 in this discussion under the heading “Contractual obligations and off-balance sheet contingent commitments.”

Presentation of Financial Information

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes presented elsewhere in this document. Our consolidated financial statements have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), which differ in certain significant ways from U.S. generally accepted accounting principles (“U.S. GAAP”). The most significant differences that affect the presentation of our financial results relate to the use of the French pooling-of-interests accounting method, goodwill amortization, accounting of derivative instruments and hedging activities, accounting for sale and leaseback transactions and accounting for restructuring costs. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our consolidated financial statements as of and for the period ended December 31, 2003, and a reconciliation of our net income (loss) for that period and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 36 through 40 in our consolidated financial statements included elsewhere in this document.

      At our annual shareholders’ meeting held on April 17, 2003 our shareholders adopted a resolution to convert all outstanding Class O shares and ADSs into ordinary shares and ADSs, as applicable, on a one-for-one basis. In addition, on August 1, 2003, we announced that we had sold our optical components business (the Optronics division) to Avanex Corporation in a stock for stock transaction. Therefore, separate financial statements for the Optronics division are no longer included in this document. Also, please refer to “Overall Perspective — Highlights of transactions during 2003” for more information about the sale of the Optronics division to Avanex.

Changes in Accounting Standards Effective as of January 1, 2003

      The “Comité de Règlementation Comptable” (Committee of Accounting Regulations) approved by decree dated December 12, 2002, the “règlement relatif à l’amortissement et à la dépréciation des actifs” (regulations on depreciation and amortization of assets) n 02-10, which will become effective as of January 1, 2005, with optional implementation as of January 1, 2002. We did not apply this new accounting standard to our 2002 or 2003 financial statements. We do not anticipate a material impact from the implementation of this regulation on our net income or on our financial position starting with the year 2005.

      On April 1, 2003, the “Comité de Règlementation Comptable” (Committee of Accounting Regulations) issued a recommendation on post retirement employee benefits, n 2003-R01, which became effective as of January 1, 2004, with optional implementation as of January 1, 2003. We did not apply this new accounting standard to our 2003 financial statements. We do not anticipate a material impact from the implementation of this regulation on our net income or on our financial position.

Adoption in 2005 of new accounting standards (International Financial Reporting Standards)

      Effective January 1, 2005, we will adopt International Financial Reporting Standards along with other European listed companies, in accordance with European Union regulations. This will require us to present our 2005 consolidated financial statements, together with 2004 comparative information, in accordance with International Financial Reporting Standards/ International Accounting Standards (“IFRS/IAS”).

      As of today, the full set of IFRS/ IAS is not yet known. Based on certain final standards and the most recent version of draft standards, we are assessing the impact that the change will have on our financial information, and we are working on restating our consolidated opening balance sheet as of January 1, 2004. However, due to the listing of our ADSs on the New York Stock Exchange, we may be obligated to present a second year of comparative information, which would advance the opening balance sheet date to January 1, 2003, although the Securities and Exchange Commission has recently proposed some relief on this issue. This matter is currently under review by the U.S. Securities and Exchange Commission. We are not yet in a position to quantify the impact on us of the application of IFRS/IAS.

      The principal areas that may be affected by the change are described below.

Research and development costs:

      International Accounting Standard (IAS) 38 (Recognition and Initial Measurement of an Intangible Asset) requires development costs to be capitalized, provided that certain criteria are met. We generally record research and development costs as expenses in the year in which they are incurred, except for certain software development costs, which are capitalized.

Convertible bonds or notes mandatorily redeemable for shares:

      The application of IFRS will lead to recording all or part of such debt in shareholders’ equity, with the corresponding increase in this item.

Financial Instruments:

      Derivative financial instruments will be recorded in the balance sheet at fair value in accordance with IAS 39 (Financial Instruments: Recognition and Measurement). Interest rate derivatives account for most of the fair value hedges. Fluctuations in value resulting from these derivatives should be mostly offset in income by revaluations of the underlying debt. Currency derivative financial instruments are entered primarily to hedge future cash flows and firm commitments, and are also recorded as fair value hedges. Fluctuations in their value are also principally offset in income by changes in fair value of the hedged items, with the exception of those currency derivative financial instruments that hedge commercial bids, with respect to which changes in fair value fully impact income without any corresponding offset.

Pensions and other long-term benefits:

      The methods of determining and recording pension and retirement obligations and other post-employment benefit obligations, as described in notes 1 i) and 23 to our consolidated financial statements, are very close to those required by IAS 19 (Employee Benefits). However, we are currently reviewing some long-term benefits for their potential impact on the opening IFRS balance sheet, and we may have to account in equity unrecognized gains and losses on pension reserves at the changeover date.

Presentation of our financial statements:

      Our balance sheet will be classified according to the current/ non-current distinction, which does not correspond to the current presentation of assets and liabilities in order of liquidity. Also, certain specific rules regarding offset between assets and liabilities could lead to reclassifications between captions compared with our current practice (for example, construction contract loss reserves will be presented either as a deduction from net contract work in progress or as an increase in net contract liabilities).

      IFRS drops the concept of extraordinary items. This will have the effect of classifying in income from operations and/ or financial income/ expense a certain amount of revenues and expenses that we currently classify in other revenue and expense.

Critical Accounting Policies

      Our Operating and Financial Review and Prospects is based on our 2003 consolidated financial statements, which are prepared in accordance with French GAAP as described in Note 1 in our consolidated financial statements. As noted above, the principal differences between French and U.S. GAAP are detailed in the Notes to our consolidated financial statements. Some of the accounting methods and policies used in preparing our consolidated financial statements under French GAAP and the reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

      We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:

Valuation allowance for inventory

      We record inventories at the lower of the net realizable value expected from these assets and their carrying value. This valuation is calculated based on our analysis of any predictable changes in demand, technology or the markets, mainly to identify any inventory that is obsolete or in excess.

      We record valuation allowances as cost of sales, other expenses or restructuring costs, depending on the nature and the materiality of the amounts concerned (see the definition of other expenses in Note 1 of our consolidated financial statements).

      We have recorded significant charges in recent years due to declining market conditions and discontinuation of certain product lines. The impact of the valuation of inventories at the lower of cost or market on our net income (before taking into account the effect of any taxes) was a charge of approximately € 67 million during 2003 (€ 562 million in 2002 and € 1,393 million in 2001).

      The material valuation allowances accounted for in 2002 were the following:

•	Valuation allowances on excess and obsolete inventories accounted for by Alcatel USA amounting to € 157 million (of which € 121 million was accounted for as cost of sales and € 36 million was accounted for as restructuring costs) related to the Wireline and Transmission product lines, due to the dramatic decrease in demand and discontinuation of certain product lines.

•	An adjustment of € 195 million to reduce transatlantic cable inventories to their estimated market value, accounted for as other expenses. The project was in fact developed for a consortium of three operators. In September 2000, two of these operators decided to withdraw from the project. After renegotiation in 2002 with the remaining operator, the contract was downsized, as prices in the long-haul sector fell sharply, reducing the economic value of the network.

      The material valuation allowances accounted for in 2001 were the following:

•	Valuation allowances recorded to write down Alcatel USA’s inventories to the lower of cost or market for an amount of € 301 million related to Wireline and Transmission product lines following the dramatic decrease in demand (accounted for as cost of sales) and € 211 million related to a portfolio rationalization with the discontinuation of some product lines in Transmission and switching megahub (accounted for as restructuring costs). The major part of the reserved inventories were destroyed in 2002 or 2003.

•	Excess and obsolete products in the Submarine Network Division in connection with the bankruptcy of some major customers (such as 360 networks) representing € 196 million (of which € 112 million was accounted for as cost of sales and € 84 million was accounted for as other expenses).

•	Valuation allowance of € 153 million following the strong downturn in GSM activity (10 million handsets sold versus 25 million in the budget), the mobile phone business was restructured and the Laval manufacturing plant, including the inventories, was sold to Flextronics (outsourcing).

      Reversal of allowances on inventories accounted for in 2001, 2002 and 2003 were mainly related to the definitive write-off of inventories and had therefore no material effect on gross margin.

      Due to the potential recovery of the telecommunications market, it is possible that future revenues may be positively impacted as a result of the sale of inventories with respect to which valuation allowances were made in 2001 and 2002.

Valuation allowance for doubtful accounts receivable and loans (customer financing)

      A valuation allowance is recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Valuation allowances were € 436 million as of December 31, 2003 (compared with € 1,092 million as of December 31, 2002 and € 928 million as of December 31, 2001). The impact of valuation allowances for trade receivables on our net income (before taking into account the effect of any taxes) was a profit of € 149 million in 2003, a charge of € 292 million in 2002, and a charge of € 499 million in 2001.

      Provisions on customer loans and other financial assets (mainly represented by assets related to customer financing arrangements) amounted to € 1,104 million as of December 31, 2003 (compared to € 1,416 million as of December 31, 2002 and € 877 million as of December 31, 2001). The impact of these provisions on our net income (before taking into account the effect of any taxes) was a charge of € 39 million in 2003 (€ 514 million in 2002 and € 846 million in 2001).

Goodwill and other intangible assets

      When there are signs during the course of the year of a significant adverse change in the business climate, impairment tests are conducted on the assets concerned, and impairment losses are recorded, if necessary. These exceptional amortizations are calculated based on the forecasted discounted operating cash flow or on the market value of such assets if an active market exists. A change in the markets may cause us to review the value of some of our goodwill or other intangible assets and to record additional exceptional amortizations.

      The net amount of goodwill under French GAAP was € 3,839 million as of December 31, 2003 (€ 4,597 million as of December 31, 2002 and € 5,257 million as of December 31, 2001). Other intangible assets, net, were € 284 million as of December 31, 2003 (€ 312 million as of December 31, 2002 and € 472 million as of December 31, 2001) under French GAAP (of which € 258 million, € 274 million and € 398 million, respectively, concerned software).

      Certain acquisitions that we made (DSC, Genesys, Newbridge, Kymata, Astral Point and Telera) were recorded at book value under French GAAP, in accordance with the optional method authorized under article 215 of Accounting rule 99-02. Under this method (which is a pooling of interests method) goodwill, corresponding to the difference between the net book value of the acquired company’s assets and liabilities, and the transaction price, was charged to shareholders’ equity. Under U.S. GAAP (which applies purchase accounting) goodwill, corresponding to the difference between the fair value and the transaction price, was recorded as an intangible asset.

      Beginning January 1, 2002, for our U.S. GAAP reconciliation, we adopted Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and other intangible assets.”

      SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level (corresponding to the Business Division level in our company). In the first step, the fair value of the division is compared to its book value, including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future cash flows. If the fair value of the division is less than its book value, a second step is performed which compares the implied value of the division’s goodwill to the book value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the division. If the implied value of the goodwill is less than its book value, the difference is recorded as an impairment.

      The annual impairment test for 2003 was performed in May 2003. No impairment charge was recorded at that time. Since the impairment test used in the consolidated financial statements prepared in accordance with French GAAP is carried out at a lower level of segmentation than that required by SFAS 142 (see Note 1.f to our consolidated financial statements), a portion of the total impairment charges of € 171 million accounted for in 2003 for French GAAP has been restated for the U.S. GAAP reconciliation. In 2002, due to the continued and sharp deterioration of the telecommunication market, goodwill was tested for impairment three times during the fiscal year (initial impairment test as of January 1, 2002, annual impairment test in May 2002, and an additional impairment test performed in December 2002). Significant impairment charges have been booked in our U.S. GAAP reconciliation for 2002 representing € 6,918 million. In 2002, impairment losses related to acquired technology were also recorded in our U.S. GAAP reconciliation in compliance with SFAS 144 requirements for an amount of € 553 million, of which € 371 million related to Newbridge, € 122 million related to DSC, € 36 million related to Genesys and € 24 million related to Kymata. All these impairment losses and valuations of intangible assets are based upon short and long-term projections of future cash flows and take into account assumptions regarding the evolution of the market and our ability to successfully develop and commercialize our products. Changes in market conditions or future restructuring plans could have a major impact on the valuation of these assets and could justify additional impairment losses.

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

      Planned closure of certain facilities, further reductions in personnel and reduction in market expectations due to the industry downturn were considered impairment events during fiscal years 2003 and 2002. Following our analysis of potential impairment on certain tangible assets, we recorded impairment charges of € 231 million during fiscal 2003 and € 860 million during fiscal 2002, mainly in the fixed communications segment.

      Significant assumptions and estimates are taken into account to determine the fair value of our tangible long-lived assets, including market expectations, economic obsolescence and realizable value in case of liquidation. Changes in these estimates could have a major impact on the assessment of the value of these assets and could require us to book additional write-downs.

Customer warranties

      Reserves are recorded for warranties given to customers on our products to cover manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products in question are sold. They represent the best possible estimate, at the time the sale is made, of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.

      Warranty reserves amounted to € 574 million as of December 31, 2003 (€ 751 million at the end of 2002 and € 915 million at the end of 2001). The net impact of the change in the warranty reserves on our net income (before taking into account the effect of any taxes) during fiscal 2003 was a charge of € 97 million (compared to a charge of € 181 million during in 2002 and € 384 million in 2001). For further information concerning changes in warranty reserves during fiscal 2003, see Note 24 to our consolidated financial statements.

Deferred tax assets

      Our deferred tax assets mainly result from deductible temporary differences between the book value of our assets and liabilities and their tax basis, net operating loss carryforwards and tax credit carry forwards. Net deferred tax assets are recognized if it is more likely than not they will be realized in future years.

      On December 31, 2003, our net deferred tax assets amounted to € 1,941 million (of which € 920 million pertained to the United States and € 767 million pertained to France). Significant management judgment is required when determining the recoverability of net deferred tax assets. Management considers all available evidence, both positive and negative, to determine whether it is more likely than not that the deferred tax assets will be realized. Such evidence mainly includes the history of operating loss and the reasons for such loss, the carryforward period associated with the deferred tax assets and the future earnings potential determined through the use of internal forecasts. This analysis is performed on a regular basis in each tax jurisdiction where material net deferred tax assets have been recognized, mainly the United States and France.

      The deterioration of our forecasts during 2002 led us to depreciate most of our gross deferred tax assets generated as of the second quarter of 2002, and all of our R&D credits in the United States.

      If our actual results are materially worse than the estimates or forecasts referred to above, we will need to adjust them in future periods and consequently, we may need to write off a portion or all of the net deferred tax assets currently recognized, which could materially adversely impact our financial position and results of operations. If our actual results are materially better than the estimates or forecasts referred to above, we may need to reverse a portion of the valuation allowances related to deferred tax assets, which would have a beneficial effect on our net income in a future period.

Pensions and post-retirement benefits

      We and our subsidiaries have defined benefit and defined contribution plans and other retirement benefits that cover employees spread over different locations in Europe, America and Asia.

      Defined contribution plans are post-employment benefit plans under which we pay fixed contributions into a fund and have no obligation to make any further contributions. No reserve is booked for such plans.

      Our obligation for the defined benefit pension plans can be divided basically into two categories:

•	Termination indemnities paid at retirement, which apply to employees of our French and Italian companies: These obligations are to be covered by appropriate book reserves, as we do not make contributions with respect to these obligations to a separate trust or similar entity.

•	Defined benefits schemes, which are offered in several countries, mainly throughout Europe and the United States: To the extent possible in accordance with local regulation we make contributions with respect to these obligations to a trust or similar entity, which results in the assets contributed being held separate from our corporate assets. Due to local regulation constraints, 69% of the total benefit obligation in Germany has not been contributed to a separate entity, and therefore we have booked appropriate reserves to cover this portion of the obligation.

      Moreover, we provide North America employees with other post employment benefits. They benefit a post retirement medical & life insurance plan. These schemes are progressively closed for main part of beneficiaries until 2006.

      The actuarial valuation for the defined benefits and other applicable retirement benefits are based upon the projected unit credit cost using actuarial assumptions such as discount rate, expected return, future salary increases, turnover rates and mortality tables.

      We update these assumptions on an annual basis. The discount rate is determined by reference to the risk-free rate on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist. Moreover, the bonds used as reference have a maturity that is consistent with the period to maturity of the benefits. Each company within Alcatel, together with its actuaries, has the responsibility of determining its set of assumptions to take into account specific local conditions. Naturally, this leads to a certain heterogeneity in the assumptions used; however, special attention is given to achieve consistency in the same monetary area. Detail of the assumptions taken into account is given in Note 23 to our consolidated financial statements. The weighted average discount rate used to calculate our projected benefit obligation with respect to defined benefit plans was reduced from 5,75% in 2002 to 4,81% in 2003, reflecting changes in interest rates.

      The expected return on assets is determined using the expected rate of return on plan assets (calculated taking into account historic returns, change in asset allocation and expected future returns) and the “value of assets”. In most countries this value of assets is equal to the market value. However, some countries use the market-related value of assets where the difference between expected and actual return is recognized over a period of five years. Special attention is given to the expected rate of return — the important variable in the calculation — if the market-related value is used. This process avoids having a market-related value exceeding to a substantial extent the fair value of assets and thus recognizing returns on non-existing assets. In 2003 the expected return of plan assets was 4.50% (the weighted average rate calculated on a pro rata basis according to the fair value of the various pension assets). This rate is a reflection of our assets allocation: in 2003, only 27% of plan assets were invested in equities; the remainder of plan assets were invested 41% in bonds, 18% in cash and 14% in real estate. Since the decline of the securities markets in 2002, we adopted a more conservative allocation strategy.

      Our losses resulting from changes in these assumptions and from differences between assumptions and actual experience are amortized over the expected remaining service periods of active plan participants (to the extent they exceed 10% of the higher of the projected benefit obligation and the fair value of plan assets). As these unrecognized losses are mainly due to past differences between expected return on plan assets and real return of plan assets, they will mostly impact financial costs, and slightly operational costs.

      If all other assumptions were constant, a 0.5% increase or decrease in the expected return of plan assets would have increased or decreased the fiscal 2003 net pension cost by approximately € 11 million. If all other assumptions were constant, a 0.5% increase in the discount rate used in three of our major pension plans (Germany, Belgium and Switzerland), representing 60% of our total defined benefit obligation as of December 31, 2003, would have decreased the fiscal 2003 net pension cost by approximately € 2.4 million, and a 0.5% decrease in this discount rate would have increased such costs by approximately € 5.9 million.

      Excluding the impact of non-recurring gains or losses arising from restructuring actions, our net pension cost was approximately € 138 million in 2003 and € 200 million in 2002. Effects of past restructuring and transformation of the defined benefit retirement pension plan of Alcatel Telecom USA into a defined contribution retirement pension plan are the two main reasons for this decrease. Our € 138 million net pension cost for 2003 is composed of € 78 million of operating costs and € 60 million of financial costs.

      We believe that our assumptions are appropriate, but future changes in those assumptions may materially affect our pension obligation, and future funding requirements may arise depending on market conditions.

Revenue recognition

      Most of our revenues result from a wide range of activities: from designing, integrating and installing fixed and mobile networks, and developing and supplying turn-key optical, submarine and terrestrial network solutions and voice/data network infrastructure and application software for businesses, to supplying satellite systems for telecommunications, navigation, etc., all of which require significant revenue recognition assessments, especially in activities going beyond simple deliveries of equipment.

      For revenues generated from construction contracts, primarily those related to customized network designs and network build-outs, we generally use the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. We exercise significant judgment in estimating revenue and costs on such contracts and in measuring progress towards completion, which underpins the timing of revenue recognition and the level of contract profitability. Revenue and costs are reviewed periodically based on the contractual terms and conditions. Any losses foreseen on contracts are recognized immediately. If uncertainty exists relating to customer acceptance, or the construction contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract.

      For revenues generated from licensing, selling or otherwise marketing software, we recognize revenue generally upon delivery of the software and on the related services as and when they are performed. For arrangements to sell software licenses with services, we recognize software license revenue separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, we apply the percentage of completion method of accounting. For arrangements to sell services only, revenue from training, consulting, installation and other services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.

      We are increasingly entering into the operator service business, which involves multi-year service contracts. Revenues from this activity are deferred and recognized ratably over the contractual service period.

      We also sell products to resellers and distributors, for which revenue is recognized at the time of shipment to the distribution channel. In this particular market, collectibility of revenues is critical. Accordingly, estimated returns are recorded at the same time as the corresponding revenue based on contract terms and prior claims experience.

      In the context of the current market environment, assessment of the collectibility of revenues is generally critical. Based on the credit quality of our customers and on our ability to sell customer receivables, we assess whether trade receivables and other accounts receivable are reasonably assured of collection. Where we are able to sell the receivable, revenue is recognized to the extent of the value realizable from the sale. After initial revenue recognition, if we are uncertain as to whether we can collect the receivable, a valuation allowance is set up to cover the estimated loss.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overall Perspective

      In order to facilitate a meaningful comparison of our business between periods, the analysis in this section of our results of operations for the year ended December 31, 2003, compared to the year ended December 31, 2002, is based on the unaudited restated amounts for 2002 (which exclude the results of our optical components and battery businesses that have been disposed of, as described below).

      The weakness in the telecommunications market continued in 2003, with telecommunications operators still reducing significantly their capital spending, which has an ongoing adverse effect on our business. As a result of these persistent poor market conditions, we continued to implement our restructuring plan, which has been in place since 2001, when the market deterioration began. We were able to drastically reduce our fixed cost base during 2003 by approximately 25% compared to 2002, primarily through a reduction in our workforce from 71,099 (75,940 including the personnel employed by our discontinued optical components and our battery (Saft) businesses) at December 31, 2002 to 60,486 at December 31, 2003 and through outsourcing our manufacturing activities wherever possible. We also continued to strengthen significantly our financial structure and ended 2003 with an improved balance sheet. We are continuing to implement our restructuring program, mainly in the optics business, which has been the most adversely affected by the market downturn.

      As a result of the weak market environment, our revenues decreased by 22% in 2003, as compared to 2002. However, as a result of the marked decrease in our fixed cost base, as described above, improved purchasing and manufacturing operating working capital levels and improved management of our inventories, our gross margin increased by 5.9 percentage points in 2003, as compared to 2002. Income from operations was positive, reflecting restored profitability in all three of our business segments, and was driven by significant gross profitability in our broadband access and mobile infrastructure business, as well as in our products and services for mobile and private markets. Nonetheless, as we continued to implement our restructuring program, we recorded restructuring charges of € 1,314 million in 2003 and these restructuring charges, together with goodwill amortization of € 578 million, resulted in a net loss of € 1,944 million in 2003.

      During 2003, we achieved or exceeded the financial objectives that we had set at the beginning of the year. We had targeted a quarterly sales breakeven level of € 3.0 billion by year-end, but we actually reached this goal by the third quarter of 2003. Income from operations for 2003 amounted to € 332 million, whereas we had expected only to break even. Our net cash position at December 31, 2003 of € 976 million was a substantial improvement over our cash level of € 326 million at December 31, 2002. We posted restructuring charges during 2003, a significant portion of which was posted in the fourth quarter and was related mainly to the optical business. We also reviewed all of our goodwill and decided, based on a more conservative business outlook, to recognize an impairment of part of the goodwill related to our Gigabit Ethernet routing software in the amount of € 85 million. We began the year 2004 with what we believe is an improved profit and loss structure, and we should end 2004 with up to 10% fewer employees than the 60,486 employees we had at the end of 2003.

      While stabilizing in the fourth quarter, the carrier market is still difficult to predict, and currency fluctuations make predictions even more difficult. We believe that we were able to maintain or increase our market share of our major products in the challenging environment of the past few years. Our focus is now on growing our business in future years. We are engaged in an effort to transform our company from being a vendor of telecommunications equipment to a comprehensive provider of products and services, which enable our customers to meet all of their telecommunications and data transmission requirements.

      Although the market remains uncertain, in view of the number of orders that we received during the last two quarters of 2003, we are anticipating some revenue growth in 2004, excluding the effects of exchange rate fluctuations, particularly the euro/dollar exchange rate. We currently expect that this growth will gradually accelerate during the year, following a seasonally low first quarter, which is expected to be almost flat year over year, excluding the effects of exchange rate fluctuations. We currently anticipate that we will have positive earnings per share (before goodwill amortization) for 2004, with the first quarter being at a breakeven level (before goodwill amortization).

      Highlights of Transactions during 2003. In April 2003, we acquired, for 3.5 million ADSs, the 84% of the outstanding shares that we did not own of iMagicTV, a Canadian supplier of software products and services. In July 2003, we acquired, for 18 million ADSs, TiMetra, Inc., a company specializing in Internet protocol/multiprotocol label switching service routing. This acquisition, together with our acquisition of ThirdSpace and Packet Video, enabled us to add to our portfolio of content and systems integration products.

      In February 2003, we exercised our option to sell our 50% shareholding in Atlinks to Thomson, our joint venture partner.

      In April 2003, after receiving the approval of our shareholders, we converted all outstanding Class O shares and Class O ADSs into our ordinary shares and ADSs, as applicable, on a one-for-one basis. In August 2003, we sold our optical components business to Avanex, receiving 28% of Avanex’s stock, and entered into a supply agreement with Avanex, under which it will provide solutions for our optical networking products over a three-year period. Our investment in Avanex is accounted for using the equity method.

      Sale of European factories. In 2003, we sold a number of manufacturing facilities in Europe. The principal transactions were: our Saintes, France factory that engaged in cutting, stamping and general sheet metal work was sold, and 300 employees were transferred, to GMD, a French industrial company; our Coutances, France that specialized in producing printed circuit boards used in telecommunications applications was sold in a leveraged management buy out and 220 employees were transferred; our Hoboken, Belgium factory that produced electro-mechanical devices was sold, and 241 employees were transferred, to Scanfil Oyi. These facilities comprised nearly 80,000 square meters. The impact of these transactions on our financial statements was not material.

      Highlights of Transactions during 2002. We acquired two companies in 2002, in addition to acquiring control of Alcatel Shanghai Bell. In April 2002, we acquired Astral Point Communications, Inc., a privately held U.S. company that focuses on next-generation synchronous optical network (SONET) metropolitan optical systems for 9 million Alcatel Class A shares, valued at approximately € 144 million, which were exchanged for the outstanding share capital of Astral Point. In July 2002, we completed the transaction to acquire control of Alcatel Shanghai Bell, the first company limited by shares with foreign ownership in China’s telecommunications sector. This completed the integration of our key operations in China with Shanghai Bell as first announced in October 2001. We now hold 50% plus one share in Alcatel Shanghai Bell, which was fully consolidated into our financial accounts as of July 1, 2002. In August 2002, we acquired Telera, Inc., a privately held U.S. company that manufactures software to enable service providers and enterprises to develop advanced voice applications that will transform the telephone into a tool to access Web-based information. Approximately 15.1 million Alcatel Class A shares, valued at € 79 million, were exchanged for the outstanding share capital of Telera.

      In April 2002, we completed the sale of Neco, our European enterprise distribution and services business to Platinum Equity LLC, a U.S. based venture capital group at a loss of € 35 million. The agreement also includes a post-closing adjustment based on net assets and a six-year earnout provision. In June 2002, we completed the transaction with Jabil Circuit to outsource the European manufacturing of our private branch exchange (PBX) and internet protocol (IP) based PBX corporate telephone systems. In June 2002 we also sold our microelectronics business to STMicroelectronics for € 390 million in cash. Additionally, we completed a transaction with STMicroelectronics for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. In 2002, we completed all phases of the sale of our manufacturing facilities in Cherbourg, France, Gunzenhausen, Germany and Toledo, Spain to Sanmina-SCI Corporation, a leading electronics contract manufacturer. In 2002, we sold Alcatel Optronics Netherlands, sold the majority of assets of Alcatel Optronics USA to Sanmina and closed the Gatineau, Canada plant and facilities of our optical components business. Finally, during 2002, we sold a portion of our interests in Thales and Nexans and all of our interests in Thomson for € 568 million in cash.

      Highlights of Transactions during 2001. In two separate transactions in February and June of 2001, we sold our entire interest in Alstom for an aggregate price of approximately € 1,384 million. In June 2001, we consummated the initial public offering of shares of Nexans, our energy cables business, selling 20,125,000 Nexans shares at € 27 per share. In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales for € 795 million, paying half in cash and half in Thales shares that we owned. In September 2001, we acquired Kymata Ltd. (which then became Alcatel Optronics UK), a U.K. company involved in planar technology for optical components, for an aggregate of 9 million of our Class O shares and 2.2 million of our Class A shares. In October 2001, we entered into a binding memorandum of understanding with China’s Ministry of Information Industry to form Alcatel Shanghai Bell, which will integrate certain of our operations in China with Shanghai Bell. In November 2001, we sold 7 million Thales shares owned by us for € 269 million. In December 2001, we sold our DSL modem operations to Thomson (formerly Thomson Multimedia) for € 140 million and we entered into a memorandum of understanding for the sale of Neco, our European enterprise distribution division, to U.S. based-Platinum Equity.

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

Consolidated Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

      As a result of the disposition in August 2003 of our optical components business and in January 2004 of our battery business (Saft), the financial results of these businesses for 2003 have been accounted for as discontinued operations. The table below sets forth certain income statement data showing (i) our financial results for 2003, (ii) our financial results for 2002, restated to exclude the results of our optical components and battery businesses and (iii) our historical financial results, as published (including the results of the optical components and battery businesses). See also Note 2 in our consolidated financial statements included elsewhere in this document.

	2003	2002 restated	2002 historical

		(unaudited)	(as published)

	(in millions of euros except for share and per
	share amounts)
Net Sales	12,513	16,014	16,547
Income from operations	332	(606)	(727)
Net income before goodwill and minority interests	(1,346)	(4,195)	(4,138)
Net Income	(1,944)	(4,745)	(4,745)
Earnings per share — diluted	(1.46)	(3.99)	(3.99)
Earnings per ADS*	(1.84)	(5.03)	(5.03)
Number of shares (billions)	1.33	1.19	1.19

*	Earnings per ADS has been calculated using the U.S. Federal Reserve Bank of New York noon euro/dollar buying rate of US$ 1.26 as of December 31, 2003

     In order to facilitate a meaningful comparison of our business between periods, the analysis of our results of operations for the year ended December 31, 2003 compared to the year ended December 31,

2002 is based on the unaudited restated amounts for 2002 (which exclude the results of our optical components and battery businesses).

      Net Sales. Consolidated net sales decreased by 21.9% to € 12,513 million for 2003 compared to € 16,014 million for 2002. Approximately 25% of our consolidated net sales are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During 2003, the decrease in the value of the U.S. dollar relative to the euro had a negative impact on our sales. If there had been a constant euro/ U.S. dollar exchange rate in 2003 as compared to 2002, our consolidated net sales in 2003 would have decreased by 16.0% from 2002. The decrease in net sales for 2003 compared to 2002 was due to the continued deterioration in the telecommunications markets that affected our fixed communications segment, which registered significant sales declines in its optical networking division as well as in its optical fiber business and, to a lesser extent, our fixed line voice activity. In the mobile communications segment, the stable sales in our mobile network division were adversely impacted by a significant decline in the sales of mobile phones. We experienced a decline in our North American revenues as a percentage of sales as a result of the depressed optics market, partially mitigated by the growing broadband access market.

      Net sales in Europe decreased to € 6,319 million in 2003 from € 7,983 million in 2002; net sales in North America decreased to € 1,879 million in 2003 from € 2,729 million in 2002; net sales in Asia decreased to € 2,206 million in 2003 from € 2,744 million in 2002; and net sales in the rest of the world decreased to € 2,109 million in 2003 from € 2,558 million in 2002. In 2003, Europe, North America, Asia and the rest of the world accounted for 50.5%, 15.0%, 17.6% and 16.9%, respectively, of our total net sales compared with the following percentages of net sales for 2002: Europe 49.9%, North America 17.0%, Asia 17.1%, and the rest of the world 16.0%.

      Gross Profit. Gross profit of € 4,098 million in 2003 represented 32.7% of net sales compared to 26.9%, or € 4,306 million, in 2002. This improvement in our margin was due primarily to the decrease in fixed operating cost resulting from our restructuring efforts in 2003 and what we consider to be close to a normalized level of inventory depreciation and operating reserves compared to the relatively high levels in 2002.

      SG&A. Selling, general and administrative expenses were € 2,173 million for 2003 compared to € 2,757 million in 2002, a decrease of 21.2%. This decrease was primarily attributable to the decrease in fixed costs resulting from our restructuring efforts. As a percentage of net sales, selling, general and administrative expenses were 17.4% of net sales in 2003 compared to 17.2% of net sales in 2002, remaining stable despite the decrease in net sales in 2003 compared to 2002.

      R&D. Research and development expenses were € 1,593 million in 2003 compared to € 2,155 million in 2002, a decrease of 26.1%. This decrease was primarily due to restructuring measures, mainly head count reduction and the reorganization of our research facilities, significantly reducing the number of our research and development facilities and our fixed costs. As a percentage of net sales, research and development expenses decreased to 12.7% in 2003 from 13.5% in 2002.

      Income (Loss) from Operations. We recorded income from operations of € 332 million for 2003 compared to a loss from operations of € (606) million for 2002. This improvement resulted primarily from increased profitability in our broadband access business in our fixed communications segment, coupled with a significant narrowing of losses in the optical networks division, due to our restructuring efforts and to a significantly lower level of write-offs for excess and obsolete inventory compared to 2002.

      Financial Loss. Financial loss was € (242) million for 2003 compared to € (1,008) million in 2002. The decreased loss was primarily due to the fact that reserves related to investments made and guarantees issued by us and customer financing provided by us were € (39) million, significantly less than the € (669) million of reserves taken in 2002. In addition, the decrease in financial loss related to € 102 million of net interest expense for 2003, compared to € 151 million in 2002.

      Restructuring Costs. Restructuring costs were € (1,314) million for 2003, compared to € (1,379) million in 2002. The restructuring cost for 2003 reflected € 1,160 million for new restructuring plans in 2003 in response to the continuing deterioration of the telecommunications industry and the general economic environment and € (154) million for fixed assets write-offs. The expenses relating to the 2003 restructuring plans are mainly costs attributable to continuing layoffs in France, Italy, Spain, Germany and the United States.

      Other Revenue (Expense). Other revenue (expense) was € 120 million for 2003 compared to € (737) million in 2002. Other revenue for 2003 was composed of revenue of € 104 million, representing a net capital gain of € 199 million, primarily related to the sale of some of our real estate holdings, partially offset by a net capital loss of € (95) million that primarily related to the disposal of our optical components business. Other non-recurring revenue in 2003 amounted to € 16 million and included an expense of € (151) million that primarily related to an impairment charge on fixed assets in the private communications segment, offset by a reversal of trade receivable reserves of € 90 million, also primarily in the fixed communication segment.

      Loss Before Amortization of Goodwill and Taxes. Loss before amortization of goodwill and taxes was a loss of € (1,151) million for 2003 compared to a loss of € (3,731) million for 2002.

      Income Taxes. Income taxes amounted to a charge of € (82) million for 2003 compared to a benefit of € 49 million in 2002 due mainly to carry-back receivables. As a result of our decision in 2002 to extend the scope of countries where we no longer record deferred tax assets, there was a deferred income tax charge for 2003 of € (20) million and for 2002 of € (264) million. For this reason, and because we continue to pay income taxes in some countries, despite our overall net loss in 2003, our effective tax rate (net income taxes divided by net income (loss) before taxes, share in net income of equity affiliates and discontinued operations and amortization of goodwill and purchased research and development) was a tax charge of 7.1%, instead of a tax gain of 32.85% of our net loss.

      Share in the Net Income of Equity Affiliates and Discontinued Operations. Our share in the net income of equity affiliates and discontinued operations was a loss of € 113 million in 2003 (of which a net loss of € 101 million related to the discontinued Saft and Optronics businesses) compared to a loss of € (513) million in 2002 (primarily related to Optronics discontinued business).

      Amortization of Goodwill. Amortization of goodwill was € (578) million for 2003 compared with € (532) million in 2002. The goodwill amortization of € (578) million for 2003 included € (171) million of exceptional amortization, primarily related to the reassessment of our business plan as it related to Gigabit Ethernet routing software across all product lines amounting to € (85) million.

      Net Income (Loss). As a result of the foregoing, we recorded a net loss of € (1,944) million for 2003 compared to a net loss of € (4,745) million in 2002. As described above, this loss was primarily attributable to restructuring charges and accelerated goodwill.

Results of Operations by Business Segment for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

      Prior to 2003, our business was organized along technology or product lines. As noted above, in early January 2003, we reorganized our activities along three market segments covering the entire range of voice and data communication solutions: fixed communications, mobile communications, and private communications. The fixed and mobile communications segments primarily address the telecommunications carrier market for which we act as a system supplier, while the private communications segment serves customers who are end users.

      The simplified organizational chart below sets forth our four business segments as they were reflected in our consolidated financial statements for 2002, and the principal business activities of each segment.

Space and
Carrier Networking	Optics	e-Business	Components

• Broadband Networks • Mobile Networks • Voice Networks • Application Software • Alcatel Services	• Optronics • Optical Networks • Optical Fibers • Wireless Transmission	• e-BusinessNetworking • e-Business Application • Mobile Phones	• Space • Batteries • Components

      The simplified organizational chart below sets forth the three business segments and their principal business activities since January 1, 2003:

Fixed Communications	Mobile Communications	Private Communications

• Fixed Networks • Optical Networks • Internet Protocol • Fixed Solutions	• Mobile Networks • Mobile Phones • Mobile Solutions • Wireless Transmission	• Enterprise Solutions • Space Solutions • Transport Solutions • Integration & Services

      The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income from operations and capital expenditures for tangible assets for each of our business segments for fiscal 2003 (reported) and for fiscal 2002 (restated to reflect the new organization of our business and the disposal of the Optronics division and of the batteries (Saft) division). The discussion of the segments following the table is based on the restated unaudited numbers for 2002.

	Fixed	Mobile	Private	Other &
	Communications	Communications	Communications	Eliminations	Total Group

	(In millions)
Year Ended December 31, 2003
Sales	€5,708	€3,539	€3,627	€(361)	€12,513
Income (loss) from operations	127	226	123	(144)	332
Capital expenditures for tangible assets	55	40	47		142
Year Ended December 31, 2002 (restated)
Sales	€7,826	€4,542	€4,109	€(463)	€16,014
Income (loss) from operations	(784)	204	115	(141)	(606)
Capital expenditures for tangible assets	173	45	105	18	341

Fixed Communications

      Sales of our fixed communications segment were € 5,708 million for 2003, compared to € 7,826 million for 2002, a decrease of 27.1%. This decrease was primarily in the fixed networks division, which experienced a significant decline in its optical networking activity, both terrestrial and submarine, due mainly to the depressed long-haul optical market. To a lesser extent, our fixed line voice business also contributed to the decrease, particularly in Europe, where telecom operators continued to reduce capital expenditures for narrow band switching. Even though the volume of line deliveries doubled in 2003 as compared to 2002 (15,800 million in 2003, as compared to 7,800 million in 2002), our broadband access revenue increased only slightly, due to substantial pricing pressures.

      The fixed communications segment’s income from operations was € 127 million for 2003, compared to a loss from operations of € 784 million in 2002. This return to profitability was primarily the result of our restructuring effort during 2003, which yielded a significant narrowing of the losses in our optical networking, voice switching and optical fiber divisions. We also improved profitability in our broadband access division.

Mobile Communications

      Sales of our mobile communications segment were € 3,539 million for 2003, compared to € 4,542 million in 2002, a decrease of 22.1%. This decrease was primarily due to a significant decline in sales of our mobile handsets and, to a lesser extent, to decreases in our wireless transmission business. This decline more than offset the growth in our 2/2.5G radio access business and our next generation 3G solutions activity, which accelerated in the second half of 2003.

      The mobile communications segment’s income from operations was € 226 million for 2003, compared to € 204 million in 2002. This increase was primarily due to an increase in the mobile networks business, in particular radio access, and in our wireless transmission division. This increase was partially offset by our mobile phones division, which experienced a loss from operations.

Private Communications

      Sales of our private communications segment were € 3,627 million for 2003, compared to € 4,109 million in 2002, a decrease of 11.7%. This decrease was mostly due to a decline in our integration and services business, which was primarily a result of the low level of spending by European carriers, to which we sell an important portion of these services, and, to a lesser extent, a decrease in sales at our enterprise solutions division, which sells products and services to businesses, in particular data activity, and space. The increase in sales by our transport solutions division was more than offset by the declines in these other activities.

      The private communications segment’s income from operations was € 123 million for 2003, compared to € 115 million in 2002. This increase was primarily a result of an increase in our enterprise solutions division, in particular our call center activity, as well as our voice PBX offerings, partially offset by our space activity, which registered a decline in its business.

Consolidated Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      In 2002, the European enterprise distribution activities and the microelectronics activities were booked in income from discontinued operations. In order to make comparisons easier, we prepared unaudited pro-forma income statements booking such activities in income from discontinued operations for 2001 and 2000. Such pro-forma income statements are set forth in Note 2 to our consolidated financial statements. The discussion below is based on the historical (as published) amounts for 2002 and 2001.

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

      Financial loss. Financial loss was € (1,018) million for 2002 compared to € (1,568) million in 2001. The decrease in the amount of the loss was primarily due to the fact that reserves related to investments and guarantees issued by Alcatel and customer financing provided by Alcatel were € (669) million, which was significantly less than the € (1,228) million of reserves taken in 2001. The difference was primarily attributable to a € 820 million reserve in 2001 in connection with our investment in 360 networks. However, of the € 669 million in 2002, € 480 million represented reserves for guarantees and customer financing, an increase from € 171 million in 2001 because of the higher risk of non-payment and the insolvency of some of our customers. In addition, the decrease in financial loss related to € 159 million of net interest expense for 2002 compared to € 278 million for 2001 due to the decrease in total financial debt.

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

Results of Operations by Business Segment for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income from operations and capital expenditures for tangible assets for each of our business segments for each of the last three years. Our 2001 results reflect Nexans as an equity affiliate, at 100% through June 2001 and at 20% thereafter. Our 2002 results include the consolidation of Alcatel Shanghai Bell as of July 1, 2002, which was previously accounted for under the equity method. The information in the table below and the discussion of our business segments following the table below are based on our historical (as published) amounts for 2002 and 2001.

	Carrier			Space &		Other and
	Networking	Optics	e-Business	Components	Nexans	Eliminations	Group

	(in millions)
2002
Sales	€8,191	€3,504	€2,268	€2,991	€—	€(407)	€16,547
Income (loss) from operations(1)	214	(839)	(95)	135	—	(142)	(727)
Capital expenditures for tangible assets	87	130	16	89	—	18	340
2001
Sales	€11,478	€7,540	€3,488	€3,684	€—	€(837)	€25,353
Income (loss) from operations(1)	(165)	145	(506)	155	—	10	(361)
Capital expenditures for tangible assets	332	901	65	176	—	2	1,476

(1)	For 2002 and 2001, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts, costs related to operations to be discontinued and impairment of fixed assets have been reclassified under the line “Other revenue (expense).”

(2)	Due to its unusual amount, the reserve for the Globalstar receivable (€ 25 million) has been reclassified to “Other revenue (expense).”

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

Liquidity and Capital Resources

Liquidity

Cash Flow for the Year Ended December 31, 2003 and 2002

Cash Flow Overview

      Cash and cash equivalents increased € 444 million during 2003, to € 6,224 million at December 31, 2003, including short-term investments such as treasury bills and money market funds, but excluding listed securities. This increase was mainly due to net cash provided by operating activities of € 444 million and net cash provided by investing activities of € 700 million, partly offset by cash used by financing activities of € 564 million and by the net effect of exchange rate changes, which amounted to € 136 million.

      Net Cash Provided (Used) by Operating Activities. Net cash provided by operating activities during 2003 was € 444 million, compared to € 2,723 million for 2002. Net cash used by operating activities before changes in working capital was € (673) million, due to a net loss of € (1,944) million for 2003, adjusted for non-cash items, primarily depreciation and amortization, our share in net income of equity affiliates, and net gain on disposal of non-current assets (mainly sale and leaseback transactions involving real estate). This net cash used of € (673) million was more than offset by a reduction in working capital of € 1,117 million which was due in part to the decrease in sales volume during the fourth quarter of 2003 compared to the fourth quarter of 2002 (working capital requirements increase or decrease depending on our quarterly revenue level). Working capital also decreased as a result of our on-going collection efforts and increased efficiency in our supply chain operation. Both our day-of-sales ratio (ratio of receivables to sales, expressed in days) and inventory turn improved. Cash outlays for restructuring amounted to € 980 million in 2003, compared to € 1,105 million in 2002.

      Net Cash Provided (Used) by Investing Activities. Net cash provided by investing activities was € 700 million during 2003 compared to net cash used by investing activities of € 252 million in 2002. The increase is mainly due to a decrease of loans made to our customers of € 207 million in 2003

(corresponding mainly to reimbursements), compared with an increase of loans made to our customers of € 839 million in 2002 (primarily due to the repurchase of € 683 million of customer loans in the SVF trust). The increase was also due to higher cash proceeds from the disposal of fixed assets, which provided € 457 million in 2003 (primarily relating to the sale of real estate assets through sale-leaseback transactions) compared to € 280 million in 2002 (primarily relating to disposal of plants through outsourcing agreements). Capital expenditures decreased from € 490 million during 2002 to € 253 million during 2003. On the other hand, cash proceeds from the sale of unconsolidated companies or previously consolidated companies decreased from € 813 million in 2002 (mainly due to the sale of Thales and Thomson) to € 195 million in 2003.

      Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities was € 564 million in 2003 compared to cash used of € 1,092 million in 2002. The principal reasons for this change were a decrease in short-term debt of € 1,580 million in 2003 (which included the repayment of € 843 million of outstanding bonds maturing in 2003 and € 700 million anticipated repayment of bonds maturing after 2003) compared with a decrease of € 1,469 million during 2002, the receipt of € 1,022 million from the issuance in 2003 of new bonds redeemable for ordinary shares, and the decrease in dividends paid by companies of the Group from € 276 million in 2002 to € 7 million in 2003.

Capital Resources

      Resources and cash flow outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, the issuance of debt and equity in various forms, banking facilities including the revolving credit facility of € 1,374 million maturing in April 2005 and which we have not drawn upon (see “Syndicated Facility” below) and the SVF trust program (see “SVF trust program” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenants for our syndicated facility and the SVF trust program, debt and equity market conditions generally and our success in carrying out our non-core asset divestiture program.

      Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash and cash equivalents, including short-term investments such as treasury bills and money market funds but excluding listed securities, of € 6,224 million as of December 31, 2003 are sufficient to fund our cash requirements for the next 12 months. In addition, we received approximately € 390 million in proceeds from the sale of our battery business.

      During 2004 we expect to make cash outlays for our restructuring programs of approximately € 850 million, and to make capital expenditures, which should remain below € 400 million. We also expect to repay short term debt that will not be renewed, such as the € 542 million of our bonds maturing in 2004. In addition, our expected growth in revenues in 2004 compared to 2003 should result in additional cash requirements linked to an increase in working capital.

      We can provide no assurance that our actual cash requirements will not exceed the currently expected cash outlays. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds (if conditions are considered favorable by us), assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above. In the next 12 months, we intend to start negotiations with our banks to renew our syndicated revolving credit facility which matures in April 2005 (see “Syndicated Facility” below). During 2004 we will also continue our bond repurchase program targeted at short term maturities.

      Credit Ratings. As of March 31, 2004, our credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	BB-	B	Stable	March 10, 2004
Moody’s	B1	Not Prime	Stable	December 5, 2003

      Standard & Poor’s. On March 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB-on the basis of our improved operating and financial performance, healthier market conditions and prospects for the telecom equipment industry and our severe cost cutting. Standard & Poor’s outlook continues to be stable and it also affirmed our short-term B corporate credit rating. In its prior update on August 11, 2003, Standard & Poor’s upgraded its outlook for our long-term debt credit rating from negative to stable on the basis of our second quarter 2003 results, our ongoing restructuring program and our adequate liquidity profile. The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB- rating is in the BB category, which also includes BB+ and BB ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. Debt rated B is more vulnerable to non payment than debt rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

      Moody’s. On December 5, 2003 Moody’s upgraded its outlook for our long-term debt credit rating from negative to stable based on the improvement of our margins, our product and geographic revenue diversification, and our ability to maintain adequate financial flexibility. In its previous update on November 20, 2002, Moody’s lowered its rating on our senior debt from Ba1 to B1 (with Negative Outlook). The “Not Prime” ratings for our short-term debt were confirmed. The rating grid of Moody’s ranges from Aaa which is considered to carry the smallest degree of investment risk to C, which is the lowest rated class. Alcatel’s B1 rating is the highest in the B category which also includes B2 and B3 ratings. Moody’s gives the following definition of its B category: “[d]ebt which is rated B generally lacks characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.”

      We can provide no assurances that our credit ratings will not be reduced further in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating.

      Our short-term debt rating allows us a very limited access to commercial paper, and the non-French commercial paper market is no longer available to us on terms and conditions that we find acceptable. In addition, due to the fact that such rating fell below investment grade, the interest rate on one of our bond issues has been increased by 150 basis points starting in December 2002, as described below. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.

      Short-term Debt. At December 31, 2003, we had € 883 million of short-term financial debt outstanding, which included € 543 million of bonds, € 99 million in other bank loans and lines of credit, € 95 million in commercial paper, and € 146 million in other financial debt and accrued interest payable. Although the non-French commercial market is not available to us because of our current credit rating, our French commercial program remains available on a limited basis and we have € 95 million outstanding under this program.

      Long-term Debt. At December 31, 2003 we had € 4,410 million of long-term financial debt outstanding, € 4,261 million of which is in the form of convertible or non-convertible bonds.

      On June 12, 2003, we issued bonds convertible into new or existing Alcatel ordinary shares (OCEANE) having a maturity date of January 1, 2011. The bonds have a total value of € 1,022 million, represented by 63,192,027 bonds having a nominal value of € 16.18 each, and bear interest at 4.75% per annum.

      In conjunction with this issuance of bonds convertible into new or existing Alcatel ordinary shares (OCEANE), we announced on June 16, 2003 a tender offer to bondholders to repurchase part of the bonds of three debt issues maturing in 2004 and 2005, with the aim of extending the maturity dates of our financial debt. By July 7, 2003, the expiration date of the offer, we had purchased bonds amounting to € 352 million, having a nominal value of € 342 million.

      The outcome of the offer is set out in the following table:

Nominal value
repurchased

5.75% FRF February 2004	€72,722,746
5% EUR October 2004	€108,912,000
5.875% EUR September 2005	€160,701,000

      In addition to the bond issue described above, the main change in our long term debt for 2003 is the buy-back and cancellation of other bonds in the amount of € 645 million (of which € 287 million related to bonds maturing in September 2003, € 31 million related to bonds maturing in February 2004, € 32 million related to bonds maturing in October 2004, € 46 million related to bonds maturing in September 2005, € 110 million related to bonds maturing in December 2006, € 36 million related to bonds maturing in March 2007 and € 103 million related to bonds maturing in February 2009). Notes mandatorily redeemable for shares are not included in our financial debt. See Note 22 to our consolidated financial statements.

      On March 17, 2004, we launched an exchange offer for our 7.00% Notes due 2006, of which € 995 million were then outstanding, for new notes of a longer maturity. The principal objective of the exchange offer was to lengthen our average debt maturity. On March 30, 2004, we announced that € 366 million principal amount of our 7.00% Notes due 2006 had been exchanged for € 412 million principal amount of our new 6.375% Notes due 2014. We also issued and sold an additional € 50 million principal amount of our new 6.375% Notes due 2014. Interest on the 6.375% notes is payable annually.

      Rating Clauses Affecting our Debt. Our outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of our credit ratings. However, the € 1,200 million bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate will be increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and will apply to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade. Our new 6.375% Notes due 2014, which are being exchanged for our 7.00% Notes due 2006, as described above, do not provide for a “step up rating change.”

      Syndicated Facility. On April 9, 2002, we closed a € 2,075 million syndicated revolving credit facility available for general corporate purposes. At the same time, our existing outstanding undrawn bilateral credit lines were cancelled. The facility comprised a three-year tranche of € 1,375 million, and a 364-day tranche of € 700 million maturing on April 9, 2003.

      In April 2003, we did not request the bank syndicate to renew the short-term tranche of € 700 million upon its maturity. The availability of the € 1,375 million tranche maturing on April 9, 2005 was not affected by this decision.

      The availability of this syndicated revolving credit facility does not depend upon our credit ratings. At December 31, 2003, this facility had not been drawn and remained undrawn on February 4, 2004, the date our Board of Directors approved the 2003 financial statements. Our ability to draw on this facility is conditioned upon our compliance with certain financial covenants (which are identical to the financial covenants relating to the SVF trust customer financing securitization program described below). The facility contains two financial covenants: the first is a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to our capacity to generate cash to reimburse our debt. We test these covenants every quarter. We were in compliance with these financial covenants at December 31, 2003 (the date of the last published financial statements); as we had cash and cash equivalents in excess of our gross financial debt at December 31, 2003, these ratios were actually not applicable at such year-end. However, given the continuing impact of the current economic conditions on us, we can provide no assurance that we will remain compliant with such financial covenants in the future.

      Debt to Equity Ratio. Total net financial debt (total financial debt less cash and cash equivalents) on December 31, 2003 was a net cash position of € 976 million, compared with a net cash position of € 326 million at December 31, 2002, and therefore a net financial debt to shareholders’ equity (including minority interests) ratio is not meaningful. Debt linked to our banking subsidiary activities, Electro Banque (which was € 224 million on December 31, 2003) is not included in our total net financial debt.

Contractual obligations and off-balance sheet contingent commitments

      Contractual obligations. We have certain contractual obligations that extend beyond 2003. Among these obligations we have long-term debt, capital leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2003 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in our consolidated balance sheet included in this document.

	Payment Deadline

	Less than			After
Contractual payment obligations	one year	1-3 years	4-5 years	5 years	Total

	(in millions)
Financial debt (excluding capital leases)	€877	€2,143	€203	€2,013	€5,236
Capital lease obligations	6	12	20	19	57

Sub-total — included in our balance sheet	€883	€2,155	€223	€2,032	€5,293

Operating leases	115	176	191	130	612
Commitments to purchase fixed assets	22	—	—	—	22
Unconditional purchase obligations(a)	290	154	—	—	444

Sub total — not included in our balance sheet	€427	€330	€191	€130	€1,078

Total contractual obligations	€1,310	€2,485	€414	€2,162	€6,371

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.

     Off-balance sheet commitments and contingencies. On December 31, 2003, our off-balance sheet commitments and contingencies amounted to € 2,990 million, consisting primarily of € 1,781 million in undertakings on long-term contracts for the supply of telecommunications equipment and services. Generally we provide these undertakings to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line item “Reserves for product sales” (see Note 24 to our consolidated financial statements) or in inventory reserve. Not included in the € 2,990 million of off-balance sheet commitments and contingencies is a € 652 million guarantee granted to the bank implementing our cash pooling program.

This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts. Also not included in the € 2,990 million is our contingent liability pursuant to the SVF trust program, the securitization of other accounts receivable and the sale of a carry-back receivable described below.

      Only performance guarantees issued by financial institutions are presented in the table below. The figures published in 2002 and 2001 also included guarantees given by parent companies of our Group in respect of their subsidiaries’ contracts which, in accordance with current practice, are no longer considered to represent an off-balance sheet commitment of the Group. These amounted to € 4,335 million, € 5,743 million and € 6,679 million at December 31, 2003, 2002 and 2001, respectively.

      Off-balance sheet contingent commitments (excluding our commitment to provide further customer financing, as described below) given in the normal course of business of our Group are as follows:

	December 31, 2003		December 31, 2002	December 31, 2001

	(in millions)
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries (1)	€2,106		€2,787	€3,067	(2)
Discounted notes receivable with recourse(3)	25		14	63
Other contingent commitments	702	(4)	833	1,004

Sub-total — Contingent commitments(5)	€2,833		€3,634	€4,134
Secured borrowings(6)	157		262	236

Total off-balance sheet commitments and secured borrowings(5)	€2,990		€3,896	€4,370

(1)	This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, € 325 million represent undertakings we provided on contracts of non consolidated companies.

(2)	Estimated.

(3)	This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(4)	Included in the € 702 million are € 90 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities, € 218 million of commitments related to leasing or sale and lease-back transactions and € 394 million of various guarantees given by certain subsidiaries in the Group.

(5)	Excluding our commitment to provide further customer financing, as described below.

(6)	The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the table under the heading “Contractual obligations”, above.

     The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for the Group’s benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

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

      Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by

Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

      Guarantees given on third party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 3 million as of December 31, 2003.

      Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of December 31, 2003, net of reserves we had provided customer financing of approximately € 613 million. This amount includes € 273 million of accounts receivable sold pursuant to our securitization program described below (SVF trust program), € 256 million of customer deferred payments and accounts receivable, and € 112 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 199 million.

      SVF Trust Program. In 1999, we established a securitized customer financing (SVF) program arranged by Citibank, to provide liquidity and to transfer some of the risks associated with customer loans to a third party. Under this program we may sell to a dedicated trust a portion or the whole of certain of our vendor finance loans, which meet defined eligibility criteria. Selling our customer loans to the SVF trust allows us to receive cash, prior to the due date, for a portion of our customer financing loan portfolio. The SVF program was amended in May 2003, following previous amendments in June 2000, and May 2002.

      The principal changes made in May 2003 are as follows:

•	The revolving period of the program has been extended from May 14, 2004 to April 16, 2007, meaning that we may sell new receivables to the program until that date. As before, we expect to fully repay the program (through a repurchase of the remaining receivables) by May 14, 2007, as otherwise the financing cost would increase substantially. The notional amortization of the receivables sold, which was to occur beginning May 14, 2004 prior to the May 2003 amendment, has been replaced by a reduction in the program size, as described below, and by a one month amortization period, from April 16, 2007 to May 14, 2007.

•	The program size was reduced to U.S. $ 698.4 million from U.S. $ 1,173.5 million effective May 14, 2003, and will be further reduced on each of the next three anniversary dates to the following amounts:

May 2004	U.S. $	575 million
May 2005	U.S. $	450 million
May 2006	U.S. $	350 million

      Subsequent to the May 2003 amendment, we made a voluntary election to reduce the program size to $ 575 million effective December 31, 2003. The scheduled reductions in May 2005 and 2006 remain unaffected. To the extent that the level of receivables sold were to exceed the above ceiling amounts at the corresponding anniversary date, we would be required to purchase for cash a promissory note from the SVF trust for the difference.

      The other characteristics of the program remain unchanged and are as follows:

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

      We provide credit support to the SVF trust in the form of over-collateralization. Due to the downgrading of our long-term debt at the beginning of July 2002, the over-collateralization requirement increased from 10% to 15%. This means that for any customer account receivable sold to the SVF trust, we receive 85% of the face value in cash and 15% in the form of a fully subordinated receivable due from the SVF trust. Prior to May 14, 2002 we were not required to provide over-collateralization.

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

      The SVF program provides for certain early termination events. Such events would occur notably if defaults of the receivables, determined on a cumulative basis from the inception of the SVF program, exceed a specified percentage (but we have the ability to avoid this termination by repurchasing the defaulting receivables), or upon the breach of certain financial covenants, which are identical to the covenants of our €1,375 million syndicated bank facility mentioned above. These covenants are tested quarterly. Given the continuing impact of the current economic conditions on us, and given the continuing impact of the negative financial climate on the telecommunications industry as a whole, we can provide no assurance that we will be in compliance with such financial covenants in the future or that the receivables have not defaulted and/or will not default at such a rate as to exceed the specified percentage, and that early termination of the program by reason of non-compliance with the covenants or by reason of such receivable defaults will not be triggered. Upon the occurrence of an early termination event, we are required to pay to the SVF trust cash in an amount equivalent to the funding received on account of the outstanding receivables plus related interest, up to the limit of our obligations pursuant to our guarantees, within three days of receipt of a termination notice. We also have the option to repurchase the outstanding receivables for cash in an amount equivalent to the funding received on account of these receivables plus related interest.

      We have no equity interest in the SVF trust. We have certain contractual residual interests and the fully subordinated receivable mentioned above. The principal balance of receivables sold to the SVF program as of December 31, 2003, was U.S. $ 345 million (approximately € 273 million) compared with U.S. $ 428 million as of December 31, 2002 (approximately € 408 million). The subordinated receivable due from the SVF trust is accounted for in “other financial assets” in our consolidated financial statements and amounted to U.S. $ 53 million as of December 31, 2003 (approximately € 42 million) compared with U.S. $ 64 million as of December 31, 2002 (approximately € 62 million). In all cases where we sell our customer loans, we retain from 30% to 100% of the risk on the loans sold to the SVF trust off-balance sheet, depending on the extent to which the receivables meet the SVF program’s stated diversification criteria.

      As of December 31, 2003, a reserve of € 42 million was booked in our consolidated financial statements in respect of guarantees given to the SVF trust (€ 24 million as of December 31, 2002 and € 60 million as of December 31, 2001).

      As we do not own any equity interest in the trust, the SVF trust is not consolidated within the Group’s accounts, in accordance with Regulation no. 99-02 of the “Comité de Réglementation Comptable”. The SVF trust will be consolidated from January 1, 2004 in accordance with new financial regulations, which are applicable from the first financial accounting year beginning after August 2, 2003. Consolidating the SVF trust at January 1, 2004 is estimated to lead to increases in our net debt of € 215 million (corresponding primarily to $ 276 million of Trust A notes), in our minority interests of € 17 million, and in other investments and miscellaneous, net, of € 232 million.

      Securitization of customer loan. On May 2002, Alcatel entered into a € 480 million securitization program with a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution for the sale of customer loans related to mobile infrastructure contracts.

      This securitization program was terminated in December 2003 and the customer loans sold by Alcatel have been fully repaid at the date of termination.

      Sale of carry-back receivable. In May 2002, we sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. The financial expense for 2003 amounted to € 10.5 million.

      We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the carry-back receivable sold.

      Securitization of accounts receivables. In December 2003, Alcatel entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from our Group representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. At December 31, 2003, our Group was a shareholder of the special purpose vehicle, which is fully consolidated in accordance with paragraph 10052 of Regulation no. 99-02 of the “Comité de Réglementation Comptable”. The receivables sold at December 31, 2003, which amounted to € 54 million, are therefore maintained in the consolidated balance sheet. At December 31, 2003, the maximum amount of bank financing that we could obtain through the sale of receivables was € 150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing extra financing.

      Contractual payment obligations and off-balance sheet contingent commitments under U.S. GAAP. The following table presents minimum payments we will have to make in the future under contracts and firm commitments under U.S. GAAP.

	Payment Deadline

	Less than			After
Contractual payment obligations	one year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Financial debt (excluding capital leases)	1,079	2,205	388	2,026	5,698
Capital lease obligations	12	24	4	66	106

Sub-total — included in Balance Sheet	1,091	2,229	392	2,092	5,804

Operating leases	107	160	175	97	539
Commitments to purchase fixed assets	22	—	—	—	22
Unconditional purchase obligations(a)	290	154	—	—	444

Sub total — Commitments	419	314	175	97	1,005

Total — Contractual obligations	1,510	2,543	567	2,189	6,809

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or locations to third parties

     The main differences between contractual obligations under U.S. GAAP and under the accounting principles that we follow are :

•	the SVF trust does not meet the criteria of a qualified special purpose entity in accordance with SFAS 140 and is therefore consolidated under U.S. GAAP leading to an increase of short-term financial debt of € 212 million; at December 31, 2003;

•	some lease contracts are recorded as capital leases under U.S. GAAP and as operating leases under French GAAP.

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

      Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry have caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we have realized and may in the future realize, losses on any extended credit given and loans made to the customer, or on guarantees provided for the customer, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. For fiscal 2003, we had a net revenue of approximately € 63 million related to doubtful customer accounts under “Other Revenue (Expense)”, compared with a net expense of € 337 million for fiscal year 2002.

      Capital Expenditures. We expect our capital expenditures in 2004 to be less than € 400 million.

      We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the current environment and given our limited ability to access the fixed income market at this point. In addition, if we do not meet the financial covenants contained in our syndicated facility and in our SVF program, we may not be able to rely on these funding arrangements to meet our cash needs. See “Capital Resources” above.

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

      Derivative financial instruments held by us at December 31, 2003 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

      The most important part of our issued debt is in euro. Interest rate derivatives are used to convert the fixed rate debt into floating rate in order to cover the interest rate risk.

      Since we conduct commercial and industrial operations throughout the world, we are exposed to foreign currency risk, principally with respect to the U.S. dollar, but to a lesser extent with respect to the British pound and the Canadian dollar. We use derivative financial instruments to protect ourselves against fluctuations of foreign currencies which have an impact on our assets, liabilities, revenues and expenses.

      Future transactions mainly relate to firm commercial contracts and commercial bids. Firm commercial contracts and other firm commitments are hedged using forward exchange contracts, while commercial bids are hedged using mainly currency options. The duration of future transactions that are not firmly committed does not usually exceed 18 months.

Counterparty risk

      For our derivative financial instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored on a daily basis, within strict limits based on the ratings of counterparties. The exposure of each market counterparty is calculated taking into account the nature and the duration of the transactions and the volatilities and fair value of the underlying market instruments. Counterparties are generally major international banks.

Foreign currency risk

      Derivative foreign exchange instruments are mainly used to hedge future sales denominated in non-euro currencies.

      Since we are a net seller of non-euro currencies, the rise of the euro against these currencies would have a positive impact on the fair value of the hedges. However, most of the change in fair value of derivative financial instruments would be offset by a change in the fair value of the underlying exposure.

Interest rate risk

      In the event of an interest rate decrease, the fair value of our fixed-rate debt would increase and it would be more costly for us to repurchase it (not taking into account that an increased spread of credit reduces the value of the debt).

      In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2003 and 2002, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps.

	December 31, 2003				December 31, 2002

			Fair value	Fair value			Fair value	Fair value
			variation if	variation if			variation if	variation if
	Booked		rates fall	rates rise	Booked		rates fall	rates rise
	value	Fair value	by 1%	by 1%	value	Fair value	by 1%	by 1%

	(in millions of euros)
Assets
Marketable securities	1,635	1,683	0	0	716	719	0	0
Cash(1)	4,634	4,634	0	0	5,393	5,393	0	0
Liabilities(2)
Convertible bonds	(1,022)	(1,148)	(73)	66	0	0	0	0
Other bonds and other financial debt	(4,271)	(4,426)	(126)	121	(5,783)	(5,028)	(116)	110
Interest rate derivative	0	165	136	(126)	0	114	137	(108)
(Debt)/ Cash position	976	908	(63)	62	326	1,198	21	2

(1)	For bank overdrafts, the booked value is considered as a good estimation of the fair value.

(2)	Over 90% of our bonds have been issued with fixed rates. At year-end 2003, the fair value of our long term debt is higher than its booked value due to interest rates fall. At year-end 2002, the fair value of our long term debt is lower than its booked value due to credit spread.

Assumptions and Calculations

      The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2003.

Fair value hedge

      The ineffective portion of changes in fair value hedge was not material in the income statement at December 31, 2003. At December 31, 2002, the ineffective portion of change in fair value hedge of € 17 million was due to mismatches both in amounts and maturities. We did not have any amount excluded from the measure of effectiveness. There was no impact of contract cancellation in the income statement at December 31, 2003. This impact was € 32.8 million at December 31, 2002.

Net investment hedge

      We have stopped using investment hedges in foreign subsidiaries. At December 31, 2003, there were no derivatives that qualified as investment hedges. The portion of derivatives that does not qualify as a hedge had been recorded in the income statement and had generated a loss of € 17 million at December 31, 2003 and a gain of € 219 million at December 31, 2002.

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

      Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 26 to our consolidated financial statements included in this annual report.

Research and Development

      Expenditures. In fiscal 2003, our research and development expenditures totaled € 1,593 million (12.7% of 2003 consolidated net sales) compared to expenditures of € 2,226 million in 2002 (13.4% of 2002 consolidated net sales) and € 2,867 million in 2001.

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

      In connection with accounting for the Timetra acquisition in 2003 and for the Genesys and Newbridge acquisitions in 2000 under U.S. GAAP for reconciliation purposes, we allocated a significant portion of the purchase price of each acquisition to in-process research and development projects. As part of the process of analyzing the Timetra, Genesys and Newbridge acquisitions, we made our decision to buy technology that had not yet been commercialized rather than develop the technology internally.

      In estimating the fair value of in-process research and development for the Timetra, Genesys and Newbridge acquisitions, we considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions and project risks.

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

      As of the date of each of the acquisitions, the development of the in-process research and development projects at each of Timetra, Genesys and Newbridge had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition.

      Impairment of acquired technology. Acquired technology, representing developed technology of acquired businesses, is stated at cost and is amortized on a straight line basis over the estimated useful lives, which are typically five to 10 years. Each period, we analyze the ability to commercialize our acquired technology assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable as required under GAAP. Acquired technologies related to business combinations accounted for using French “pooling of interests” method are not recognized in the primary financial statements but only in the reconciliation of our consolidated financial statements to U.S. GAAP, as described in note 36(a) to our consolidated financial statements.

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30 for the disposal of a segment of a business. The provisions of SFAS No. 144 are required to be applied for fiscal years beginning after December 15, 2001.

      During the year ended December 31, 2002, we performed an assessment of the carrying values of acquired technology pursuant to SFAS No. 144 in connection with the DSC Communications, Genesys, Kymata, Innovative Fibers and Newbridge acquisitions. The assessment was performed due to sustained negative economic conditions impacting our operations and expected future revenues. Current economic indicators suggest that these conditions may continue for the foreseeable future. As a result, we recorded impairment charges of € 553 million related to acquired technology to reflect these assets at their current estimated fair values. The impairments represent the amount by which the carrying values of these assets exceeded their fair values. These charges have been recorded as impairment of long-lived assets in income from operations in our consolidated statements reconciled to U.S. GAAP that are presented in Note 38 to our consolidated financial statements.

      During the year ended December 31, 2003, no trigger events occurred that would require us to reassess the carrying values of acquired technology.

      Application of accounting policies to certain significant acquisitions. Set forth below is a description of our methodology for estimating the fair value of the in-process research and development of Genesys, Newbridge and Timetra at the time of acquisition and the status of the projects at the end of 2003. We cannot give assurances that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

      Genesys. At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of $ 100 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.

      Approximately $ 22 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 25 million over the 10 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.

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

      In May 2002, an impairment test was performed in compliance with SFAS 144 requirements and an impairment charge of € 36 million is recorded in the reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP in Note 37 to our consolidated financial statements. As of December 31, 2002, the carrying value of the acquired technology of Genesys under U.S. GAAP amounted to € 13 million.

      During the year ended December 31, 2003, no trigger events occurred that would require us to reassess the carrying values of acquired technology.

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

      Approximately $ 135 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $ 100 million over the 12 to 18 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and ranged from 50% to 80% complete based on development costs.

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

      In May and December 2002, impairment tests were performed in compliance with SFAS 144 requirements and an impairment charge of € 371 million is recorded in the reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP in Note 37 to our consolidated financial statements. As of December 31, 2002, the carrying value of the acquired technology of Newbridge under U.S. GAAP amounted to € 15 million. During the year ended December 31, 2003, no trigger events occurred that would requires us to reassess the carrying values of acquired technology.

      Timetra. At the acquisition date, Timetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, Timetra introduced its first product, a family of service routers for next generation carrier networks. The allocation of $ 5.5 million of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described above.

      Approximately $ 42 million had been spent on research and development projects as the valuation date. Costs to complete the projects were estimated at approximately $ 9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.

      Estimated total revenues from the acquired in-process technology were expected to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

      The estimated costs of good sold as well as operating expenses as a percentage of revenues for Timetra were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

      A discount rate of 35% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time. However, we believe that expenses incurred to date associated with the development and integration of the in-process research and development projects are consistent with our estimates at the time of acquisition.

Item 6.	Directors, Senior Management and Employees

      In accordance with French company law governing a société anonyme, our business is managed by our board of directors and by our Chairman and Chief Executive Officer.

Board of Directors

      The following table sets forth, as of March 1, 2004, the following information for each of our directors: name, age, year of election to the board, year in which the term on the board expires, principal business activities performed outside of Alcatel (including other principal directorships) and the number of Alcatel securities owned.

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age	Appointed	Expires	Outside of Alcatel	Securities Held

Serge Tchuruk	66	1995	2007	Director of Thales, Total and Institut Pasteur; Member of the Board of Directors of the Ecole Polytechnique, Chairman of Alcatel USA Holdings Corp., and Member of the Supervisory Board of Alcatel Deutschland GmbH (Chairman and CEO of Alcatel)	105,450 ordinary shares 208 FCP 3A(1)
Daniel Bernard	58	1997	2007	Chairman and CEO of Carrefour; Director of Saint-Gobain, Erteco and Comptoirs Modernes; Manager of SISP; Chairman of Presicarre, Vice-Chairman of DIA SA.; Director of Vicour, Grandes Superficies de Colombia, Centros Comerciales Carrefour, Finiper, GS, and Carrefour Argentina.	141,125 ordinary shares
Philippe Bissara	62	1997	2005	Managing Director of ANSA (National Association of Limited Liability Companies); honorary instructing judge at the Conseil d’État (the highest administrative court of France); Director of Société d’Oxygène et d’Acétylène d’Extrême-Orient; Member of the Académie de Comptabilité; Member of the Board of Directors of the French branch of the International Fiscal Association; Assistant Secretary General of EALIC (European Association for Listed Companies)	53,645 ordinary shares 4,469 FCP 3A(1)
Frank W. Blount	65	1999	2005	Chairman of JI Ventures Inc.; Director of Entergy Corporation, Caterpillar Inc., Adtran Inc. and Hanson Plc	1,000 ADSs

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age	Appointed	Expires	Outside of Alcatel	Securities Held

Jozef Cornu	59	2000	2004	Adviser to the Chairman of Alcatel; Chairman of Alcatel Bell and Tijd NV; Director of Alcatel CIT; Member of the Supervisory Board of Alcatel SEL AG; Director of Taiwan International Standard Electronics Ltd, Barco, KBC and Agfa Gevaert	20,500 ordinary shares 1,734 FCP 3A
Philippe Germond	47	2003	2007	Director of Essilor, Ingenico, Atos Origin and Alcatel USA Inc.; Member of the Supervisory Board of Alcatel Deutschland GmbH (President and Chief Operating Officer of Alcatel)	500 ordinary shares
Jean-Pierre Halbron	67	1999	2005	Director of Electro Banque	21,020 ordinary shares 1,968 FCP 3A
David Johnston	62	2001	2005	President of the University of Waterloo (Canada); Director of CGI, Open Text, Masco and EMCO	1,000 ordinary shares
Daniel Lebègue	60	2003	2007	Director of Thales, Scor, Technip and Gaz de France; Member of the Supervisory Board of Areva; Chairman of the Institut Français des Administrateurs	500 ordinary shares
Pierre-Louis Lions	47	1996	2005	Professor at the Collège de France and the Ecole Polytechnique; Chairman of the Conseil Scientifique d’EDF and the Conseil Scientifique du CEA-DAM; Member of the Académie des Technologies, the Académie des Sciences, the Academia Europea, the Conseil Scientifique de la Défense, the Société Mathématique de France, the Société de Mathématiques appliquées et industrielles, the American Mathematical Society, the European Mathematical Society, the International Association of Mathematical Physics and the Instituto Lombardo; Consultant to EADS — Launch Vehicles, Paribas and CAI	520 ordinary shares
Thierry de Loppinot	60	1997	2005	Legal counsel at Alcatel’s Head Office; Chairman of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A); Chairman and CEO of Formalec; Director of the Société Immobilière Kléber-Lauriston	4,430 ordinary shares 4,385 FCP 3A
Peter Mihatsch	63	2002	2005	Chairman of the Supervisory Board of Giesecke and Devrient Munich; Member of the Supervisory Board of Vodafone GmbH and Vodafone — Mobilfunk, ARCOR — Vodafone	500 ordinary shares
Bruno Vaillant	60	1997	2005	Engineer with Alcatel Space Industries (Information Systems Division); Director of the Caisse de Prévoyance Haussmann; Member of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A); Expert qualified before the Court of Appeals of Toulouse	1,100 ordinary shares 4,317 FCP 3A
Marc Viénot	75	1987	2007	Honorary Chairman and Director of Société Générale; Member of the Supervisory Board of Aventis; Director of Société Générale Marocaine de Banque and Ciments Français; Member of the Board of the Association Française des Entreprises Privées	4,950 ordinary shares

(1)	FCP 3A is the unit trust of our employees governed by Article 20 of French law dated December 23, 1988. Our articles of association and bylaws require that two members of our board be employed by us, and that they participate in a FCP at the time of their appointment to our board and during their terms of office as directors.

     The following table sets forth the amount of compensation paid by us during 2003 to each of the individuals who were, during 2003, members of our board of directors, in connection with such person’s service as a director and, if applicable, an executive of Alcatel.

Director	Amount

Daniel Bernard	€64,169
Philippe Bissara	53,309
Frank Blount	42,901
Jozef Cornu(1)	353,019
Philippe Germond(2)	755,496
Jean-Pierre Halbron(3)	501,394
David Johnston	43,960
Daniel Lebègue	41,959
Pierre-Louis Lions	49,390
Thierry de Loppinot(4)	141,652
Jean-Marie Messier(5)	8,092
Peter Mihatsch	40,941
Serge Tchuruk(6)	1,534,472
Bruno Vaillant(7)	123,473
Marc Viénot	54,819
Helmut Werner(8)	59,940

(1)	€ 271,674 of this amount consisted of Mr. Cornu’s salary, € 47,880 consisted of directors’ fees and the remainder consisted of benefits in kind.

(2)	€ 750,000 of this amount consisted of Mr. Germond’s salary and the remainder consisted of benefits in kind.

(3)	€ 453,315 of this amount consisted of Mr. Halbron’s salary, € 47,880 consisted of directors’ fees and the remainder consisted of benefits in kind. Mr. Halbron also received € 1,950,872 upon the termination of his employment contract when he retired.

(4)	€ 93,772 of this amount consisted of Mr. de Loppinot’s salary and the remainder consisted of director’s fees.

(5)	Our board of directors accepted Mr. Messier’s resignation in March 2003.

(6)	€ 1,524,490 of this amount consisted of Mr. Tchuruk’s salary and the remainder consisted of benefits in kind. Mr. Tchuruk was not paid a bonus in 2003.

(7)	€ 75,593 of this amount consisted of Mr. Vaillant’s salary and the remainder consisted of director’s fees.

(8)	€ 51,000 of this amount consisted of consulting fees and the remainder consisted of director’s fees. Mr. Werner’s term as a director ended in April 2003.

     The amount of directors’ fees paid for 2003 totaled € 600,000. A portion of the directors’ fees is distributed equally among all directors and a portion is distributed among the members of the board based on the number of board and committee meetings and on attendance at such meetings by the directors. Neither Mr. Tchuruk nor Mr. Germond receives directors’ fees from our company.

      Upon ceasing to be our President and Chief Operating Officer (except by reason of conduct contrary to the interest of the Group), Mr. Germond will be entitled to receive a termination payment equal to twice his remuneration and will be entitled to retirement benefits under the terms of a plan covering approximately 80 executives of the Group, in accordance with his employment agreement.

      Our board of directors engaged an independent consulting firm to evaluate our board. A report delivered to our board of directors by this firm in late 2002 concluded that our board is sufficiently independent with respect to our management. The report also noted the high quality of our directors’ participation in the meetings of the board of directors. Moreover, in February 2003, in view of the corporate governance requirements or recommendations contained in the Sarbanes-Oxley Act of 2002, in the New York Stock Exchange’s proposed revised listing standards and in the AFEP-MEDEF report (a French report relating to corporate governance standards), our board of directors modified its charter and adopted internal regulations governing our board of directors’ functions and the conduct of our directors. In accordance with the provisions of this charter and internal regulations, our board of directors regularly considers the functions of the board and the independence of its members.

Senior management

      The table below sets forth, as of March 1, 2004, the following information for each of our senior executives: name, age, current position with our company and the year in which such person was appointed a member of the Alcatel executive committee.

Name	Age	Current Position and Year Appointed to Executive Committee

Serge Tchuruk	66	Chairman and Chief Executive Officer (1995)
Philippe Germond	47	President and Chief Operating Officer (2003)
Jean-Pascal Beaufret	53	Chief Financial Officer (2002)
Jacques Dunogué	53	Executive Vice President of Alcatel and President of
		Alcatel Europe and South (2002)
Thomas Edig	42	Senior Vice President of Alcatel, Corporate Human
		Resources (2002)
Etienne Fouques	55	Executive Vice President of Alcatel and President of
		Mobile Communications Group (2001)
Olivier Houssin	51	Executive Vice President of Alcatel and President of
		Private Communications Group (2000)
Mike Quigley	50	Senior Executive Vice President of Alcatel; President of
		Alcatel North America and President of Fixed
		Communications Group (2001)
Niel Ransom	54	Chief Technology Officer (2003)
Christian Reinaudo	49	Executive Vice President of Alcatel and President of
		Alcatel Asia-Pacific (2000)
Ronald Spithill	62	Executive Vice President of Alcatel and Chief Marketing
		Officer (2000)

      There are no family relationships between any director and senior executive. No director or senior executive was elected or appointed as a result of any arrangement or understanding with any third party. At December 31, 2003, none of our senior executives owned more than one percent of the total outstanding number of our ordinary shares.

Compensation

      For the year ended December 31, 2003, the aggregate amount of compensation, including benefits, that we paid to those persons who were senior executives on December 31, 2003 as a group, for services in all capacities was € 7.5 million. The compensation for senior executives consists of both a base salary and a bonus which, for 2003, is based on our performance in 2002. The amount of the bonus is determined based partly on our performance and partly on the executive’s performance, based on criteria reviewed by the nominating and compensation committee. Of the total compensation paid to our senior executives in 2003, € 5.8 million was paid in base salary and € 1.7 million was paid in bonus, which represents 23% of their total salary. Directors’ fees that senior executives receive from various companies as a result of their employment with us are deducted from their salary. Our directors and senior executives did not exercise any stock options in 2003.

      In 2003, Mr. Tchuruk was paid a base salary of € 1,524,490. This amount has remained unchanged since 2000. No bonus was paid to Mr. Tchuruk in 2003, based on the year 2002. A bonus of € 770,000 will be paid to Mr. Tchuruk in 2004 with respect to the year 2003. The amount of the bonus was set by our board of directors after considering the performance of Mr. Tchuruk in connection with the recovery of our Group and of our operating income, achieved in a difficult context.

      On March 7, 2003, Mr. Tchuruk received options for 500,000 ordinary shares at an exercise price of € 6.70 per share expiring on or prior to March 6, 2011. The options are not exercisable until March 7, 2007. Mr. Tchuruk did not receive any additional stock options, or exercise any stock options, in 2003. On March 10, 2004, Mr. Tchuruk received options for 400,000 ordinary shares at an exercise price of € 13.20 per share, expiring on or prior to March 9, 2012. The options are not exercisable until March 10, 2008.

      Upon ceasing to be our Chairman and Chief Executive Officer (except by reason of conduct contrary to the interest of the Group), Mr. Tchuruk will be entitled to receive a termination payment equal to twice his remuneration. He will be entitled to retirement benefits pursuant to which he will receive a pension capped, taking into account all retirement benefits, at 40 percent of his remuneration, in accordance with the terms approved by our board of directors.

      The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior Management” above, as a group, for 2003 was approximately € 24.1 million.

Committees of the Board

      In February 2003, in light of the corporate governance requirements or recommendations contained in the Sarbanes-Oxley Act of 2002, in the New York Stock Exchange proposed revised listing standards and in the French AFEP-MEDEF report, our board of directors adopted charters governing our audit committee, nomination and compensation committee and strategy planning committee.

Audit Committee

      Currently, the audit committee consists of four members: Daniel Lebègue, chairman of the committee (served since 2003), Marc Viénot (served since 1995), Daniel Bernard (served since 1997) and David Johnston (served since 2001). Our board has determined that each of the members of the audit committee is “independent” under the applicable rules promulgated by the Securities and Exchange Commission and by the New York Stock Exchange. Prior to April 17, 2003, Marc Viénot served as the chairman of the committee. The audit committee reviews all subjects of an accounting or financial nature (including closing of the financial statements, relevance of accounting methods and review of internal audit procedures and plans) and issues opinions on the renewal or appointment of auditors. For more information regarding the audit committee’s policies and procedures for the appointment of outside auditors, see Item 16C. — “Principal Accounting Fess and Services.”

Nomination and Compensation Committee

      The board of directors established the nomination and compensation committee on July 25, 2001. Currently, the nomination and compensation committee consists of three members: Daniel Bernard, chairman of the committee, Philippe Bissara, and Frank Blount. Our board of directors has determined that each of the members of the nomination and compensation committee is “independent” as such term is defined under the applicable rules of the New York Stock Exchange. Serge Tchuruk may attend and participate in the meetings of the nomination and compensation committee. The nomination and compensation committee is responsible for studying issues related to the composition, organization, and operation of the board of directors and its committees. It also determines procedures governing the nomination of directors and the evaluation of their performance. In addition, the nomination and compensation committee advises the board of directors on issues related to the compensation of corporate officers, including compensation of the Chairman, stock purchase and stock option plans and capital increases reserved for employees.

Strategy Planning Committee

      The board of directors established the strategic planning committee on July 25, 2001. Currently, the strategy planning committee consists of three members: Serge Tchuruk, chairman of the committee,

Pierre-Louis Lions and Peter Mihatsch. Our board of directors has determined that Mr. Lions and Mr. Mihatsch are “independent” as such term is defined under the applicable rules of the New York Stock Exchange. The strategic planning committee is responsible for considering our strategic orientation, identifying investment opportunities and monitoring our performance.

Statement on Business Practices, Ethics Committee and Code of Ethics

      Our statement on business practices, adopted in 1997 and revised in 2003, is a code of conduct that defines our vision of appropriate business behavior. It covers many areas, from business ethics and corporate governance to human rights and environmental concerns. Our statement on business practices provides that our policy is to conduct our worldwide operations in accordance with the highest business ethical considerations, to comply with the laws of the countries in which we operate and to conform to locally accepted standards of good corporate citizenship.

      We have established an ethics committee to enforce our statement on business practices. The ethics committee is chaired by Jean-Pierre Halbron, and it includes members of our management. The ethics committee reports to our Chairman and Chief Executive Officer.

      In addition, on February 4, 2004, our board of directors adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Corporate Controller.

Employees

      At December 31, 2003, we employed 60,486 people worldwide, primarily in Europe, compared with 75,940 at December 31, 2002 and 99,314 at December 31, 2001. The tables below show the geographic locations in which our employees worked at December 31, 2001, 2002 and 2003 and the business segments in which our employees worked at December 31, 2002 and 2003. During 2002, we disposed of our enterprise distribution and micro-electronic businesses and during 2003, we disposed of our battery and optical components businesses. The information in the first sentence of this paragraph and in the tables below has been restated for 2002 and 2001 to reflect these dispositions, as well as to take into account our new organizational structure put into place on January 1, 2003. Due to these dispositions and the new organizational structure, information concerning the number of employees of each of our business segments, on a reorganized business segment basis, is not available at December 31, 2001. As reported (including the employees of these disposed businesses), we employed 71,099 people at December 31, 2002 and 85,978 persons at December 31, 2001.

	Fixed	Mobile	Private
	Communications	Communications	Communications	Other

2002	35,110	14,816	20,467	706
2003	26,502	14,110	19,282	592

	France	Germany	Rest of Europe	Asia	North America	Rest of World

2001	25,447	11,346	22,919	5,427	16,018	4,821
2002	22,446	8,549	17,271	8,916	10,138	3,779
2003	18,989	7,381	12,979	8,716	9,075	3,346

      Membership of our employees in trade unions varies from country to country. Although differing from country to country, we believe that relations with our employees are satisfactory. The number of temporary workers at December 31, 2003 was 2,215.

Share Ownership

Directors and Senior Executives

      Our articles of association and bylaws provide that each of our directors must own at least 500 shares. As of December 31, 2003, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our ordinary shares.

      Shares. As of March 1, 2004 our directors (including directors who were also senior executives), as a group, beneficially held an aggregate of 373,045 ordinary shares (including ADSs and FCP 3A interest).

      Options. As of March 10, 2004 our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior management” above, as a group, beneficially owned the following options:

•	for 735,000 ordinary shares granted pursuant to a share subscription plan approved by our board in April 1997 at an exercise price of € 19.27 per share expiring on December 31, 2004;

•	for 20,000 ordinary shares granted pursuant to a share subscription plan approved by our board in December 1997 at an exercise price of € 20.95 per share expiring on December 31, 2004;

•	for 635,000 ordinary shares granted pursuant to a share purchase plan approved by our board in December 1998 at an exercise price of € 20.52 per share expiring on December 31, 2005;

•	for 1,080,000 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2000 at an exercise price of € 48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,848 ordinary shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2000, at an exercise price of € 48 per share expiring on June 30, 2004 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 15,000 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2000 at an exercise price of € 65 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,018,400 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2001 at an exercise price of € 50 per share expiring on March 6, 2009;

•	for 300 ordinary shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2001, at an exercise price of € 50 per share expiring on June 30, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,226,800 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 18, 2009;

•	for 260 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 15,000 ordinary shares granted pursuant to a share subscription plan approved by our chief executive officer in February 2002 at an exercise price of € 17.20 per share expiring on February 14, 2010;

•	for 1,341,200 ordinary shares granted pursuant to share subscription plans approved by our board in March 2003 at an exercise price of € 6.70 per share expiring on or prior to March 6, 2011;

•	for 56 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in March 2003, at an exercise price of € 6.70 per share expiring on June 30, 2007 or 2008, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 5,000 ordinary shares granted pursuant to a share subscription plan approved by our chief executive officer in June 18, 2003 at an exercise price of € 7.60 per share expiring on June 17, 2011;

•	for 50,000 ordinary shares granted pursuant to a share subscription plan approved by our chief executive officer in September 1, 2003 at an exercise price of € 9.30 per share expiring on August 31, 2011; and

•	for 1,356,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2004 at an exercise price of € 13.20 per share expiring on or prior to March 9, 2012.

      During 2003, none of our directors or senior executives exercised any options.

Employee stock options

      At December 31, 2003, there were 115,654,538 options outstanding pursuant to existing share subscription plans and 10,686,000 options outstanding pursuant to existing share purchase plans, each option giving a right to acquire one ordinary share.

      In April 2003, after obtaining the authorization of our shareholders, we converted all Class O shares and Class O ADSs into ordinary shares and ADSs, as applicable, on a on-for-one basis. Immediately thereafter, all Class O shares and Class O ADSs were converted into our ordinary shares and ADSs, as applicable. Accordingly, at December 31, 2003, 718,485 of the options outstanding pursuant to existing share subscription plans had been converted from options to acquire Class O shares into options to acquire ordinary shares.

      Our board of directors and Chief Executive Officer have granted stock options to specialists, high-potential employees and future executives as well as members of senior management pursuant to the share subscription plans and share purchase plans listed below.

      Share Subscription Plans. At our shareholders’ meeting held on April 18, 2002, our shareholders authorized our board of directors to grant options to subscribe for a number of newly-issued ordinary shares not to exceed 15% of the total number of outstanding ordinary shares, to our employees and executives.

      The following table sets forth information as at December 31, 2003 with respect to share subscription plans approved by our board of directors:

	Number of			Number of
	options		Number of	recipients	Exercise period
	authorized		options	at grant					Exercise
Date of approval of plan	at grant date		outstanding	date	From		To		price

01/24/1996	9,069,500		2,602,130	998	07/01/1998		12/31/2003		€12.96
12/11/1996	394,000		135,250	48	07/01/1998		12/31/2003		€13.42
04/17/1997	8,199,500		7,492,500	961	05/01/2002		12/31/2004		€19.27
12/10/1997	367,000		312,000	61	12/11/2002		12/31/2004		€20.95
03/29/2000	15,239,250		13,240,055	3,887	04/01/2003	(1)	12/31/2005	(1)	€48.00
					04/01/2005	(2)	12/31/2007	(2)
03/29/2000	8,905,804	(3)	8,691,528	58,957	07/01/2003	(1)	06/30/2004	(1)	€48.00
					07/01/2005	(2)	06/30/2006	(2)
12/13/2000	1,235,500		1,032,850	478	12/13/2003	(1)	12/31/2005	(1)	€65.00
					12/13/2005	(2)	12/31/2007	(2)
12/13/2000	306,700		211,579	340	12/13/2001	(4)	12/12/2008		€64.00
					12/13/2004	(2)(4)
03/07/2001	37,668,588		28,976,047	30,790	03/07/2002	(4)	03/06/2009		€50.00
					03/07/2005	(2)(4)
03/07/2001	275,778	(5)	272,460	2,024	07/01/2004	(1)	06/30/2005	(1)	€50.00
					07/01/2005	(2)	06/30/2006	(2)
12/19/2001	27,871,925		23,070,981	25,192	12/19/2002	(4)	12/18/2009		€20.80
					12/19/2005	(2)(4)
12/19/2001	565,800		395,406	521	12/19/2002	(4)	12/18/2009		€9.30
					12/19/2005	(2)(4)
12/19/2001	935,660	(6)	894,870	45,575	01/01/2005	(1)	12/31/2005	(1)	€20.80
					01/01/2006	(2)	12/31/2006	(2)
03/07/2003	25,626,865		24,035,885	23,650	03/07/2004	(1)(4)	03/06/2011	(1)	€6.70
					03/07/2007	(2)(4)	03/06/2011	(2)
03/07/2003	827,348	(6)	810,127	31,600	07/01/2006	(1)	06/30/2007	(1)	€6.70
					07/01/2007	(2)	06/30/2008	(2)

(1)	Options granted to employees of any of our companies with a registered office outside France.

(2)	Options granted to employees of any of our companies with a registered office in France.

(3)	On March 29, 2000, our board of directors approved a capital increase reserved for employees. In connection therewith, 2,226,451 ordinary shares were issued on June 29, 2000 at a price of € 48 per share, and for each share subscribed, the participant received an option to purchase four additional shares.

(4)	One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(5)	On March 7, 2001, our board of directors approved a capital increase reserved for employees In connection therewith, 91,926 ordinary shares were issued at a price of € 50 per share, and for each share subscribed the participant received an option to purchase three additional shares.

(6)	Options granted to recipients who subscribed to the capital increases of March 2000 and March 2001, and remain our employees.

     On March 10, 2004, our board of directors approved a share subscription plan for 18,094,315 ordinary shares at an exercise price of € 13.20 per share for 14,810 recipients. The options expire on or prior to March 9, 2012. Options granted to employees of any companies in France are not exercisable during the first four years after grant.

      In 2001, 2002 and 2003, our Chief Executive Officer approved certain share subscription plans pursuant to authority delegated to him by our board of directors. Pursuant to this delegation of authority, our Chief Executive Officer may grant certain stock subscription options to our, or to our affiliates’, new employees or, under exceptional circumstances, to our or to our affiliates’ existing employees.

      The following table sets forth information as at December 31, 2003 with respect to share subscription plans approved by our chief executive officer:

	Number of		Number of
	options	Number of	recipients	Exercise period
	authorized	options	at time				Exercise
Date of approval of plan	at grant date	outstanding	of grant	From		To	price

04/02/2001	48,850	12,250	13	04/02/2002	(1)	04/01/2009	€41.00
04/02/2001	2,500	2,500	1	04/02/2002	(1)	04/01/2009	€39.00
06/15/2001	977,410	817,105	627	06/15/2002	(1)	06/14/2009	€32.00
				06/15/2005	(1)(2)
09/03/2001	138,200	114,850	58	09/03/2002	(1)	09/02/2009	€19.00
				09/03/2005	(1)(2)
11/15/2001	162,000	109,000	16	11/15/2002	(1)	11/14/2009	€9.00
				11/15/2005	(1)(2)
02/15/2002	123,620	88,945	37	02/15/2003	(1)	02/14/2010	€17.20
				02/15/2006	(1)(2)
04/02 2002	55,750	41,750	24	04/02/2003	(1)	04/01/2010	€16.90
05/13/2002	54,300	49,050	23	05/13/2003	(1)	05/12/2010	€14.40
				05/13/2006	(1)(2)
06/03/2002	281,000	249,250	176	06/03/2003	(1)	06/02/2010	€13.30
				06/03/2006	(1)(2)
09/02/2002	1,181,050	919,386	226	09/02/2003	(1)	09/01/2010	€5.20
				09/02/2006	(1)(2)
10/07/2002	30,500	20,509	16	10/07/2003	(1)	10/06/2010	€3.20
				10/07/2006	(1)(2)
11/14/2002	111,750	104,125	26	11/14/2003	(1)	11/13/2010	€4.60
				11/14/2006	(1)(2)
12/02/2002	54,050	43,800	16	12/02/2003	(1)	12/01/2010	€5.40
				12/02/2006	(1)(2)
06/18/2003	338,200	338,200	193	06/18/2004	(1)	06/17/2011	€7.60
				06/18/2007	(1)(2)
07/01/2003	53,950	53,950	19	07/01/2004	(1)	06/30/2011	€8.10
				07/01/2007	(1)(2)
09/01/2003	149,400	149,400	77	09/01/2004	(1)	08/31/2011	€9.30
				09/01/2007	(1)(2)
10/01/2003	101,350	101,350	37	10/01/2004	(1)	09/30/2011	€10.90
				10/01/2007	(1)(2)
11/14/2003	63,600	63,600	9	11/14/2004	(1)	11/13/2011	€11.20
				11/14/2007	(1)(2)
12/01/2003	201,850	201,850	64	12/01/2004	(1)	11/30/2011	€11.10
				12/01/2007	(1)(2)

(1)	One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(2)	Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.

     Under certain of the share subscription plans described above, options granted to employees of our companies with a registered office in Belgium may become exercisable or vest, as applicable, over a longer period, as in France.

      Share Purchase Plans. Our share purchase plans are comprised of options to purchase existing, and not newly issued, ordinary shares. If the options are exercised, we will sell the optionees ordinary shares that we had acquired in connection with our buy-back program approved by our board of directors on September 21, 1998 and subject to the annual approval of our shareholders. Under a December 1998 plan, options to purchase up to 11,602,500 ordinary shares were granted with an exercise period from December 9, 2003 to December 31, 2005 at an exercise price of € 20.52. Our board of directors also approved a share purchase plan in September 1999 and granted options to purchase up to 545,000 ordinary shares with an exercise period from September 8, 2004 to December 31, 2005 and at an exercise price of € 28.40 per share. The options granted under the December 1998 and September 1999 plans are exercisable, since the target of consolidated income from operations of at least 6.5% of our total net sales for the year ending December 31, 2000 was achieved.

Option plans for acquired companies

      Option plans of companies that we acquired now provide for the issuance of ordinary shares or ADSs upon exercise of options granted under such plans, in lieu of the issuance of shares of the acquired companies. Except in the case of Astral Point, Telera, Imagic TV and TiMetra, we will not issue new ordinary shares (or consequently, ADSs) to satisfy these options, but rather, will use outstanding ADSs. In addition, Alcatel USA, Inc. has also adopted share purchase plans for executives and employees of U.S. and Canadian companies. In total, options to purchase up to 13,419,081 ADSs or ordinary shares were outstanding as of December 31, 2003 under the assumed stock option plans and the share purchase plans of Alcatel USA, Inc. The following table sets forth information as of December 31, 2003 with respect to option plans of our acquired companies and the share purchase plans of Alcatel USA, Inc.

	Outstanding Options				Exercisable Options

			Weighted
	Exercise price	Number	remaining	Weighted	Amount	Weighted
	(giving right to	outstanding	exercise	average	exercisable	average
	one ordinary	at	period	exercise	at	exercise
Company	share or ADS)	12/31/2003	(years)	price	12/31/2003	price

Packet Engines	0.29-0.86 USD	14,372	3.89	0.50 USD	14,372	0.50 USD
Xylan	0.05-18.14 USD	2,598,583	4.06	8.69 USD	2,596,207	8.69 USD
Internet Devices, Inc.	0.26-1.17 USD	26,480	4.83	0.89 USD	26,480	0.89 USD
DSC	16.57-44.02 USD	113,003	2.67	30.78 USD	113,003	30.78 USD
Genesys	0.01-41.16 USD	4,066,893	5.27	20.41 USD	4,048,505	20.32 USD
Newbridge	11.72-52.48 USD	6,331,420	3.76	33.35 USD	6,331,420	33.35 USD
Astral Point	0.29-58.71 EUR	439,540	7.44	17.08 EUR	308,395	19.57 EUR
Telera	0.43-6.36 EUR	273,596	7.06	5.44 EUR	196,757	5.13 EUR
Imagic TV	2.84-64.68 EUR	198,955	3.26	13.35 EUR	114,429	14.54 EUR
TiMetra	0.53-7.97 EUR	2,858,957	6.58	4.43 EUR	772,715	0.61 EUR
Alcatel USA Inc.	21.40-84.88 USD	13,419,081	6.46	53.64 USD	11,797,932	52.65 USD

Total number of options		30,340,880			26,320,215

      Options outstanding under option plans of Alcatel Optronics UK Ltd (formerly Kymata Ltd), which we acquired in September 2001, provided for the issuance of up to 402,595 Class O shares at exercise prices ranging from € 0.80 and € 35.15 per share. In connection with the sale of our optical components business, we transferred these stock option plans to Avanex Corporation.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

      At December 31, 2003, to our knowledge, no shareholder (other than Caisse des Dépôts et Consignations, whose ownership interest is set forth in the table below) beneficially owned 5% or more of either our ordinary shares.

      The table below lists our principal shareholders as of December 31, 2003:

Principal Shareholders	Capital	Voting Rights

Caisse des Dépôts et Consignations	5.79%	5.99%
Employee Investment Fund (FCP 3A)	1.94%	3.17%
Société Générale Group	0.91%	1.52%
Shares held by Alcatel subsidiaries	3.22%	—
Treasury Stock	1.97%	—
Public	86.17%	89.32%

Total	100%	100%

      Each fully paid ordinary share that is held in registered form by the same holder for at least three years entitles the holder to double voting rights at any of our shareholder meetings. The dual voting right will automatically terminate for any share which has been subject to conversion into a bearer share or for which ownership has been transferred. Regardless of the number of ordinary shares held, the total voting rights per shareholder cannot exceed 8% of the total voting rights present or represented at any of our shareholder meetings (16% if double voting rights apply). For further details about voting rights of our shares please refer to Item 10 — “Additional Information — Description of Ordinary Shares.”

      The number of ordinary shares held by the Caisse des Dépôts et Consignations Group as of December 31, 2001, December 31, 2002 and December 31, 2003 was, 32,330,119, 73,761,473 and 74,340,807, respectively. The Caisse des Dépôts et Consignations Group’s voting rights are identical to those of our other shareholders.

      According to Amendment Number 2 to a Schedule 13G filed with the SEC on February 17, 2004, Brandes Investment Partners, LLC was, as of December 31, 2003, the beneficial owner of 42,384,659 ADSs and 56,600,510 ordinary shares, representing 7.7% of our capital. Brandes Investment Partners, LLC is an investment adviser registered under the Investment Advisers Act of 1940. The ordinary shares and ADSs owned by Brandes Investment Partners, LLC are included in the line item “Public” in the table above.

      As of December 31, 2003, 144,849,321 ADSs were outstanding in the United States, representing approximately 11.3% of the total outstanding ordinary shares. At such date, the number of registered ADS holders in the United States was 3,104.

      We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. We are not aware of any arrangements that may result in a change of control of Alcatel.

Related Party Transactions

      In December 1999, we entered into an amended agreement (originally entered into in 1998) with Thales, a company in which Mr. Tchuruk serves as a director, pursuant to which we agreed to cooperate with Thales on strategic and operational matters.

      In February 2001, in connection with our sale of a portion of our interest in Alstom in a public offering, we agreed to indemnify the underwriter for Alstom’s obligations under the underwriting agreement. On the date this agreement was signed, Messrs. Tchuruk and Halbron were directors of both Alcatel and Alstom and we held a 24% interest in Alstom. Currently, we do not hold any interest in Alstom and neither Mr. Tchuruk nor Mr. Halbron was during 2003, or is currently, a director of Alstom.

      In July 2001, we acquired the remaining 48.83% interest in Alcatel Space owned by Thales, a company in which Mr. Tchuruk serves as a director, for € 795 million, paid half in cash and half in Thales shares owned by Alcatel. As a result of this transaction, Alcatel Space became a wholly owned subsidiary of Alcatel. We currently have a 9.46% interest in Thales.

      We and Helmut Werner, a director through April 2003, entered into a consulting agreement, with an effective date of August 1, 2001, pursuant to which Mr. Werner advised us on strategic, economic and industrial matters. Pursuant to this agreement, we paid Mr. Werner € 51,000 in 2003.

Item 8.	Financial Information

Consolidated statements and other financial information

      See Alcatel’s consolidated financial statements elsewhere in this annual report.

Legal matters

      In addition to legal proceedings incidental to the normal conduct of our business, which our management does not believe represent significant costs for us, we are involved in the following legal proceedings, for which we have not judged it necessary to create provisions in our financial statements, without however entirely excluding the possibility that one or both of these proceedings may have an impact on our financial statements in the future.

      France Telecom. Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the Transmission division and in 1992 in the Switching division (which are now the part of the Fixed Communications segment).

      The issue relating to the Transmission division resulted in the signing of a settlement agreement with France Telecom. France Telecom, however, filed a civil complaint with the investigating magistrate regarding the switching activity without quantifying the amount of the alleged damages.

      In April 1999, we learned that the criminal investigation had been extended to determine whether our corporate funds as well as those of Alcatel CIT had been misused. As a consequence, both Alcatel CIT and we have filed civil complaints to preserve our respective rights in this respect.

      In January 2000, the investigating magistrate declared his investigation closed on the alleged “overbillings”. Since then, there have been several procedural developments on this matter: On May 29, 2002, the Cour de Cassation, the highest French court having jurisdiction on this matter, confirmed the denial of motions we had made challenging the validity of certain procedural aspects of the investigation. Separately, several appeals concerning the prosecution of a former employee of CIT have been filed and are currently pending. It is unlikely that the investigating magistrate will be able to close his investigation before the last quarter of 2004 at the earliest.

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

      We intend to defend this action vigorously and deny any liability or wrongdoing with respect to this litigation. We filed a motion to dismiss this action on January 31, 2003, and the motion was fully briefed by May 9, 2003. We are now awaiting a decision.

      Although it is not possible at this stage of the cases to predict their outcome with certainty, we do not believe that the ultimate outcome of these proceedings will have a material adverse effect on our consolidated financial position. We are not aware of any other proceedings that would or may have a significant effect on our activities, financial position or assets.

Dividend policy

      General. Under French law, our board of directors must first propose the distribution of any dividend to a general meeting of all our shareholders, voting together as a single class. A majority of the holders of our ordinary shares must then approve the distribution. Under French law, the aggregate amount of any dividends paid on our ordinary shares will, for any year, be limited to our distributable profits (bénéfice distribuable) for that year. In any fiscal year, our distributable profits will equal the sum of the following:

•	our profits for the fiscal year, less

•	our losses for the fiscal year, less

•	any required contribution to our legal reserve fund under French law, plus

•	any additional profits that we reported, but did not distribute in our prior fiscal year.

•	In the future, we may offer our shareholders the option to receive any dividends in shares instead of cash.

      See “Item 10 — “Additional Information — Taxation” for a summary of certain U.S. federal and French tax consequences to holders of Alcatel shares or ADSs. Holders of Alcatel shares or ADSs should consult their own tax advisors with respect to the tax consequences of an investment in Alcatel shares or ADSs. Dividends paid to holders of ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to U.S. dollars. You should refer to Item 10 — “Additional Information — Description of ADSs” for a further discussion of the payment of dividends on the ADSs.

      No dividends for 2003. On February 5, 2004, we announced that our board of directors will propose a resolution at our 2004 shareholders’ meeting approving the board of directors’ recommendation that no dividends be paid on our ordinary shares and ADSs with respect to 2003. Alcatel’s distributable profits for 2003 were not sufficient to pay such a dividend.

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

      The principal trading market for our ordinary shares is the Premier Marché of Euronext Paris SA. Our ordinary shares have been traded on the Euronext Paris SA since June 3, 1987. The ordinary shares are also listed on Euronext Amsterdam, Antwerp, Basle, Euronext Brussels, Frankfurt, Geneva, Tokyo and Zurich exchanges and are quoted on SEAQ International in London. In addition, our ADSs have been listed on The New York Stock Exchange since May 1992.

      The following table sets forth, for the periods indicated, the high and low prices on the Euronext Paris SA for our ordinary shares:

	Price per share(1)

	High	Low

1999	€46.50	€18.30
2000	97.15	39.10
2001	72.35	11.34
2002	21.62	2.05
First Quarter	21.62	14.62
Second Quarter	16.58	6.80
Third Quarter	7.68	2.05
Fourth Quarter	6.65	2.28
2003	11.89	4.16
First Quarter	7.59	4.16
Second Quarter	8.54	6.10
Third Quarter	11.89	7.56
Fourth Quarter	11.67	9.89
September	11.89	9.80
October	11.67	9.89
November	11.62	10.24
December	11.20	9.95
2004
January	14.21	10.25
February	13.56	11.90

(1)	Adjusted to reflect a five-for-one stock split effective May 22, 2000.

Trading in the United States

      The Bank of New York serves as the Depositary with respect to the ADSs traded on The New York Stock Exchange. Each ADS represents one ordinary share.

      The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for the ADSs :

	ADS

	price per share(1)

	High	Low

1999	$46.06	$20.38
2000	86.25	37.00
2001	66.94	10.53
2002	19.14	2.02
First Quarter	19.14	12.88
Second Quarter	14.60	6.82
Third Quarter	7.48	2.02
Fourth Quarter	6.44	2.20
2003	13.68	4.60
First Quarter	8.09	4.60
Second Quarter	10.15	6.81
Third Quarter	13.25	8.28
Fourth Quarter	13.68	11.78
September	13.25	11.16
October	13.68	11.78
November	13.42	12.21
December	13.45	12.27
2004
January	17.68	13.06
February	16.73	15.11

(1)	A five-for-one stock split and a change in the ratio of ordinary shares to ADSs was effective as of May 22, 2000.

Item 10.	Additional Information

Memorandum and articles of association

      Our purpose. Our purposes can be found in Article 2 of our articles of association and bylaws. Generally, our purpose in all countries is to take any and all types of actions relating to electricity, telecommunications, computer, electronics, the space industry, nuclear power, metallurgy and generally to all types of energy and communications production and transmission systems. In addition, we may create companies regardless of activity, own stock in other companies and manage shares and securities. We are listed in the Paris Trade Register under number 542 019 096 and our APE code is 741 J.

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

      Our articles of association and bylaws provide that the board of directors is responsible for managing the company. In accordance with the amendments of the French Commercial Code dated May 15, 2001, an amendment to our articles of association and bylaws was approved by our shareholders, at the shareholders’ meeting held on April 18, 2002, in order to allow the board of directors to modify the allocation of management responsibilities of the company. Pursuant to this amendment, the board of directors has the discretion to determine whether the management of the company will be performed by the chairman of the board of directors or by a chief executive officer. On April 24, 2002 and on April 17, 2003, our board of directors determined that Mr. Tchuruk will exercise the functions of both the chairman of the board of directors and the chief executive officer.

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

Description of Ordinary Shares

      On February 3, 2003, our board of directors decided to submit for approval a resolution at our annual shareholders’ meeting to convert all outstanding Class O shares and Class O ADSs into ordinary shares and ADSs, as applicable, on a one-for-one basis. On April 17, 2003, our shareholders approved this resolution and, immediately thereafter, all Class O shares and Class O ADSs were converted into our ordinary shares and ADSs, as applicable.

      Form of shares. Under French company law, ownership of ordinary shares is not represented by share certificates. Bearer shares are recorded in the books of an accredited financial intermediary in an account opened in the name of the shareholder at EUROCLEAR France (formerly Sicovam SA) (an accredited financial intermediary is a French broker, bank or authorized financial institution registered as such in France). Upon our request, EUROCLEAR France will disclose to us the name, nationality, address and number of shares held by each shareholder who holds them in bearer form. This information may only be requested by us and may not be communicated to third parties.

      Ordinary shares that are fully paid-up may be held in registered or bearer form at the option of the holder, subject to the next paragraph. Ownership of ordinary shares in registered form is recorded in books maintained by us or our appointed agent. A holder of ordinary shares in registered form may manage its own ordinary shares or appoint an accredited financial intermediary. Ordinary shares held in bearer form by a person who is not a resident of France may, at the request of such holder, be physically delivered in the form of bearer certificates representing such ordinary shares, provided that the ordinary shares are held and traded outside France. In determining whether or not to issue physical certificates in these circumstances, the accredited financial intermediary considers certification practices in foreign markets and may consult with us.

      Registration of shares. Any holder owning 3% of the total number of ordinary shares (including ADSs) must request, within five trading days of reaching that ownership level, registration of the shares in non-transferable form. In addition, this registration requirement will apply to all ordinary shares (including ADSs) that the holder may subsequently acquire each time a holder of 3% or more of the total number of shares increases its holding by 0.5%, up to and including 50%. The holder is required to notify us of any such subsequent acquisition within two weeks and such notice shall set forth the number of shares held, the acquisition date and a certification that all shares owned by such holder are reported. Compliance with this requirement is deemed to be in compliance with the notification requirements described below under “— Holdings exceeding certain percentages.” Failure to comply with this requirement may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

      Transfer of shares. Ordinary shares held in registered form are transferred by means of an entry recorded in the transfer account maintained by us or on our behalf for this purpose. In order for ordinary shares in registered form to be traded on a stock exchange in France, the shares must first be converted into bearer form by a financial intermediary upon receipt of a selling order from the holder. Upon completion of the trade, the new holder is required to register the shares in its name within five trading days, only if such trade causes the holder to cross the 3% threshold specified by our articles of association and bylaws. Bearer shares are held and recorded in the securities account of the holder and may be traded without any further requirement. Ordinary shares held in bearer form by a person who is not a resident of France are transferable outside France by delivery of the bearer certificates representing the ordinary shares.

      Holdings exceeding certain percentages. Under French law, any individual or entity, acting alone or in concert with others, who becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of our outstanding share capital or voting rights (including through ADSs), or whose holding subsequently falls below any of these thresholds, must notify us of the number of ordinary shares it holds within five trading days of the date the relevant threshold was crossed. The individual or entity must also notify the French stock exchange and securities regulator (Autorité des marchés financiers)within five trading days of the date the threshold was crossed.

      In addition, our articles of association and bylaws provide that any individual or entity which at any time owns, directly or indirectly, a number of shares equal to or more than 0.5%, or any multiple thereof up to and including 2.5%, of our issued share capital, or whose holding falls below any of these thresholds, must under applicable French laws, within five trading days of exceeding this threshold, notify us by letter, fax or telex of the total number of each class of shares owned. Failure to provide timely written notice to us may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.

      French company law and the regulations of the French stock exchange and securities regulator impose additional reporting requirements on any person or persons acting alone or in concert who acquire more than 10% or 20% of our share capital or voting rights. An acquiror exceeding those thresholds must file a statement with us, the French securities regulator and stock exchange regulator . The notice must specify the acquirer’s intentions for the 12-month period following the acquisition of its 10% or 20% stake, including whether or not it intends to (1) increase its stake, (2) acquire a controlling interest in us or (3) seek the election of nominees to our board of directors. The statement must be filed within 10 trading days after the date either of these thresholds was crossed. The statement is published by the French stock exchange and securities regulator. Similar reporting requirements must be complied with if the acquiror’s intentions have changed due to material events.

      In addition, under French law and the regulations of the French stock exchange and securities regulator, any person or persons, acting alone or in concert, who enter into an agreement containing provisions granting preferential treatment, with respect to the sale of shares, voting rights, or otherwise, for shares representing 0.5% or more of our share capital or voting rights must file such provisions with the French stock exchange and securities regulator.

      Under French law and the regulations of the French stock exchange and securities regulator, and subject to limited exemptions granted by it, any person or persons, acting alone or in concert, who acquires shares representing one-third or more of our share capital or voting rights must initiate a public tender offer for the balance of our share capital and all other outstanding securities (such as convertible bonds) that are convertible into or exchangeable for our share capital.

      If a shareholder (including a holder of ADSs) fails to comply with these notification requirements, the shareholder will be deprived of voting rights attached to the shares it holds in excess of the relevant threshold. The shareholder will be deprived of its voting rights at all shareholders’ meetings held until the end of a two-year period following the date on which the shareholder has complied with the notification requirements. Furthermore, any shareholder who fails to comply with these requirements, including the notification requirements of our articles of association and bylaws, may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by court decree at the request of our chairman, any of our shareholders or the French stock exchange and securities regulator. Such shareholder may also be subject to criminal penalties.

      In order to permit shareholders to give the notice required by law and our articles of association and bylaws, we are obligated to publish in the French official newspaper (Bulletin des annonces légales obligatoires, or BALO), not later than 15 calendar days after our annual ordinary shareholders’ meeting, information with respect to the total number of votes available as of the date of the meeting. In addition, if we are aware that the number of available votes has changed by at least five percent since the last publication of the number of available votes, we must publish the number of votes then available in the BALO within 15 calendar days of that change and provide the French stock exchange regulator with written notice.

      Shareholder Meetings. Annual ordinary and extraordinary meetings of our shareholders are convened and held in accordance with French law. Any shareholder may attend a properly convened meeting of shareholders in person or by proxy upon confirmation of such shareholder’s identity and ownership of shares at least three days before the shareholders’ meeting, which period may be reduced at the discretion of our board of directors.

      Voting rights. Each ordinary share entitles a holder to one vote at all meetings of our shareholders subject to the provisions concerning double voting rights described below. For each ordinary share fully paid and registered in the name of the same person for at least three years, the holder will be entitled to double voting rights with respect to such ordinary share at any of our meetings, whether ordinary or extraordinary. The double voting right will automatically terminate for any share which has been subject to conversion into a bearer share or for which ownership has been transferred. Any transfer of shares as a result of inheritance, division of community property by spouses or donation to a spouse or heir shall not affect a share’s double voting rights. Since ADSs are held in the name of the Depositary, holders of our ADSs are not entitled to double voting rights.

      Regardless of the number of ordinary shares held, the total voting rights per shareholder cannot exceed 8% of the total voting rights present or represented at any meeting of shareholders (16% if double voting rights apply). This limit applies whether or not the shares are voted directly or by proxy. However, this limit does not apply if a shareholder, acting alone or in concert, owns at least 66 2/3% or more of our outstanding shares as a result of a public tender offer or exchange offer for all our shares. In addition, this limit does not apply to the votes cast by the chairman of the meeting pursuant to a blank proxy.

      Preemptive rights. Under French law, shareholders will have preemptive rights to subscribe on a pro rata basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by us for cash. During the subscription period relating to a particular offering of shares, shareholders may transfer preferential subscription rights that they have not previously waived. In order to issue additional ordinary shares without preemptive rights, beyond issuances already approved, we must obtain the approval of two-thirds of the voting rights present or represented by proxy at an extraordinary meeting of our shareholders, voting together as a single class.

      Liquidation. Upon our liquidation, after payment of all prior claims, holders of ordinary shares will be entitled to receive a pro rata amount of all our net assets. The pro rata amount will be calculated, first to repay the paid-up and non-liquidated capital and any surplus will be divided among all shareholders, subject to any applicable rights arising from the different classes of shares.

      Dividends. You should refer to Item 8 — “Dividend Policy” for a description of how dividends are calculated and paid on our ordinary shares.

Changes in Share Capital

      Capital increases. In accordance with French law and subject to the exceptions discussed below, our share capital may be increased only with the approval of a two-thirds vote of the shareholders present or represented by proxy voting together as a single class at an extraordinary meeting. The shareholders may delegate to our board of directors, which in turn may delegate to the chairman of the board of directors, the power required to effect, in one or more phases, certain increases in share capital previously approved by our shareholders.

      Our share capital may be increased by the issuance of additional shares or by an increase in the nominal value of our existing shares. Our share capital may also be increased through the capitalization of existing reserves, profits or premium, in which case we must obtain the approval of a majority of the shareholders present or represented by proxy voting together as a single class at an extraordinary meeting of our shareholders. In case of an increase in our share capital by capitalization of reserves, profits or premium, shares attributed to a shareholder will be allocated pro rata based on the respective total nominal value of the ordinary shares held by such shareholder. The shares received by a shareholder will be of the same class as those owned by such shareholder.

      Share dividends may be approved by the shareholders, in lieu of payment of cash dividends, at an ordinary meeting.

      Additional ordinary shares may be issued:

•	for cash;

•	in satisfaction of or set off against liabilities, including indebtedness;

•	for assets contributed to us in kind; or

•	upon the conversion, exchange or redemption of securities or upon exercise of warrants to purchase ordinary shares.

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

Description of ADSs

      The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement among Alcatel, The Bank of New York as depositary, and the holders from time to time of ADRs and the form of ADR itself, copies of which are attached as an exhibit to the registration statement on Form F-6 that we filed with the Securities and Exchange Commission on March 19, 2003. Additional copies of the deposit agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York, New York 10286, and at the principal office of the custodian, Société Générale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

      American depositary receipts. Each ADS represents one ordinary share. An American depositary receipt (ADR) may evidence any whole number of ADSs. The ordinary shares underlying the ADRs will be deposited with the custodian or any successor custodian, under the terms of the deposit agreement. Under French law and our articles of association and bylaws, shareholders must disclose the amount of their shareholding in certain circumstances.

      Deposit and withdrawal of ordinary shares. As used in this discussion, “deposited securities” means the ordinary shares deposited under the deposit agreement and all other securities, property and cash received by The Bank of New York or the custodian in respect or in lieu of the ordinary shares.

      If ordinary shares are deposited with the custodian, or at The Bank of New York’s principal office for forwarding to the custodian, The Bank of New York will issue ADRs representing a whole number of ADSs. Upon the payment of required taxes, charges and fees and the receipt of all required certifications, The Bank of New York will register the ADRs in the name of the person or persons specified by the depositor of the ordinary shares. No ordinary shares will be accepted for deposit unless accompanied by evidence satisfactory to The Bank of New York that any necessary approval has been granted by (a) the French governmental agency, if any, that regulates currency exchange and (b) the French governmental authority, if any, that regulates foreign ownership of French companies. We will not, and will not permit any of our subsidiaries to, deposit ordinary shares for which any necessary approval has not been granted.

      Upon surrender of ADRs at The Bank of New York’s principal office, and upon payment of the fees provided for in the deposit agreement, the ADR holder is entitled to the whole number of deposited ordinary shares that underlie the ADSs evidenced by the surrendered ADRs. The Bank of New York will deliver the underlying deposited ordinary shares to an account designated by the ADR holder. At the ADR holder’s request, risk and expense, The Bank of New York will deliver at its principal office certificates or other documents of title for the deposited securities, as well as any other property represented by the ADSs.

      Pre-release of ADRs. The Bank of New York may, unless we instruct it not to, issue ADRs prior to the receipt of ordinary shares. This is called a “pre-release.” In addition, The Bank of New York may also deliver ordinary shares upon the receipt and cancellation of ADRs, even if the ADRs were issued as a pre-release for which ordinary shares have not been received. In addition, The Bank of New York may receive ADRs in lieu of ordinary shares in satisfaction of a pre-release. Before or at the time of such a transaction, the person to whom ADRs or ordinary shares are delivered must represent that it or its customer:

•	owns the ordinary shares or ADRs to be delivered to The Bank of New York;

•	assigns to The Bank of New York in trust all rights to the ordinary shares or ADRs; and

•	will not take any action inconsistent with the transfer of ownership of the ordinary shares or ADRs.

      In addition, each transaction must be:

•	fully collateralized (marked to market daily) with cash, U.S. government securities or other collateral of comparable safety and liquidity;

•	terminable by The Bank of New York on not more than five business days’ notice; and

•	subject to further indemnities and credit regulations as The Bank of New York deems appropriate.

      The Bank of New York will generally limit the number of ordinary shares represented by pre-release ADRs to 30% of the ordinary shares on deposit with the custodian under the ordinary deposit agreement.

Dividends, Other Distributions and Rights

      The Bank of New York is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited ordinary shares.

      Amounts distributed to ADR holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Bank of New York will then distribute the balance of the cash and/or property to the ADR holders entitled to the distribution, in proportion to their holdings.

      Cash dividends and cash distributions. The Bank of New York will convert into dollars all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and transfer the resulting dollars to the United States within one day. The Bank of New York will distribute to the ADR holder the amount it receives, after deducting any currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the ADR holders entitled to receive it.

      Distributions of ordinary shares. If we distribute ordinary shares as a dividend or free distribution, The Bank of New York may, with our approval, and will, at our request, distribute to ADR holders new ADRs representing the ordinary shares. The Bank of New York will distribute only whole ADRs. It will sell the ordinary shares that would have required it to use fractional ADRs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the ordinary shares but does not distribute additional ADRs, the existing ADRs will also represent the new ordinary shares.

      If holders of ordinary shares have the option of receiving a dividend in cash or in ordinary shares, we may also grant that option to ADR holders.

      Other distributions. If The Bank of New York or the custodian receives a distribution of anything other than cash or ordinary shares, The Bank of New York will distribute the property or securities to the ADR holder, in proportion to such holder’s holdings. If The Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADR holders.

      Rights to subscribe for additional ordinary shares and other rights. If we offer our holders of shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York will, if requested by us:

•	make the rights available to all or certain holders of ADRs, by means of warrants or otherwise, if lawful and feasible; or

•	if it is not lawful or feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

      In that case, The Bank of New York will allocate the net proceeds of the sales to the account of the ADR holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.

      If registration under the Securities Act of 1933, as amended, is required in order to offer or sell to the ADR holders the securities represented by any rights, The Bank of New York will not make the rights available to ADR holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to ADR holders and cannot dispose of the rights and make the net proceeds available to ADR holders, then it will allow the rights to lapse, and the ADR holders will not receive any value for them.

      Record dates. The Bank of New York will fix a record date any time:

•	a dividend or distribution is to be made;

•	rights are issued; or

•	The Bank of New York receives notice of any meeting of holders of ordinary shares or other securities represented by the ADRs.

      The persons who are ADR holders on the record date will be entitled to receive the dividend, distribution or rights, or to exercise the right to vote.

      Notices and reports. When we give notice, by publication or otherwise, of a shareholders’ meeting or of the taking of any action regarding any dividend, distribution or offering of any rights, we will also transmit to the custodian a copy of the notice, in the form given or to be given to holders of deposited securities. The Bank of New York will arrange for the mailing to ADR holders of copies of those notices in English, as well as other reports and communications that are received by the custodian as the holder of deposited securities.

      Voting of the underlying ordinary shares. Under the deposit agreement, an ADR holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the deposited securities, to exercise voting rights pertaining to the ordinary shares represented by its ADSs. The Bank of New York will send to ADR holders English-language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York will also send to ADR holders directions as to how to give it voting instructions, as well as a statement as to how the underlying ordinary shares will be voted if it receives blank or improperly completed voting instructions.

      The voting rights per holder of ADSs cannot exceed 8% of the total number of voting rights present or represented at a meeting of shareholders (16% if double voting rights apply). ADSs will represent ordinary shares in bearer form unless the ADR holder notifies The Bank of New York that it would like the ordinary shares to be held in registered form.

      If The Bank of New York receives properly completed voting instructions, on or before the date specified, it will either vote the deposited securities in accordance with the instructions or forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavor, insofar as practicable and permitted under applicable provisions of French law, our articles of association and bylaws and the deposited securities, to vote, or cause to be voted, the deposited securities in accordance with any nondiscretionary instructions. The Bank of New York will only vote ordinary shares or other securities that the ADRs represent in accordance with the ADR holder’s instructions. If it receives a blank proxy or improperly completed voting instructions, it will vote in accordance with a default position that will be stated in the proxy materials.

      Inspection of transfer books. The Bank of New York will keep books at its principal office in New York City for the registration and transfer of ADRs. Those books are open for inspection by ADR holders at all reasonable times, except that inspection is not permitted for purposes of communicating with holders of ADRs on matters that are not related to our business, the deposit agreement or the ADRs.

      Changes affecting deposited securities. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, merger or consolidation or sale of assets involving us, then any securities that The Bank of

New York receives in respect of deposited securities will become new deposited securities. Each ADR will automatically represent its share of the new deposited securities, unless The Bank of New York delivers new ADRs as described in the following sentence. The Bank of New York may, with our approval, and will, at our request, distribute new ADRs or ask ADR holders to surrender their outstanding ADRs in exchange for new ADRs describing the new deposited securities.

      Charges of The Bank of New York. The Bank of New York will charge ADR holders the following fees and expenses:

•	fees for the registration of ADRs, the transfer, splitting-up or combination of ADRs, and the delivery of dividends, distributions or rights;

•	taxes and other governmental charges;

•	cable, telex, facsimile transmission and delivery expenses;

•	expenses of conversions of foreign currency into U.S. dollars; and

•	a fee of $ 5.00 (or less) per each 100 ADSs (or portion thereof) for the execution and delivery of ADRs and for the surrender of ADRs and withdrawal of deposited securities.

      Amendment of the deposit agreement. The Bank of New York and we may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADR holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADR holders, it will not take effect as to outstanding ADRs until three months after The Bank of New York has sent the ADR holders a notice of the amendment. At the expiration of that three-month period, each ADR holder will be considered by continuing to hold its ADRs to agree to the amendment and to be bound by the deposit agreement as so amended. The Bank of New York and we may not amend the deposit agreement or the form of ADRs to impair the ADR holder’s right to surrender its ADRs and receive the ordinary shares and any other property represented by the ADRs, except to comply with mandatory provisions of applicable law.

      Termination of the deposit agreement. The Bank of New York will terminate the deposit agreement if we ask it to do so and will notify the ADR holders at least 30 days before the date of termination. The Bank of New York may likewise terminate the deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 90 days after The Bank of New York has given us notice of its resignation. After termination of the deposit agreement, The Bank of New York will no longer register transfers of ADRs, distribute dividends to the ADR holders, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that The Bank of New York will continue to:

•	collect dividends and other distributions pertaining to deposited securities;

•	sell rights as described under the heading “— Dividends, other distributions and rights — Rights to subscribe for additional ordinary shares and other rights” above; and

•	deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

      One year after termination, The Bank of New York may sell the deposited securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of ADR holders that have not surrendered their ADRs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

      Transfer of ADRs. ADRs are transferable upon surrender by the ADR holder, if the ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Bank of New York will execute and deliver a new ADR to the person entitled to it. The Bank of New York may not suspend the surrender of ADRs and withdrawal of deposited securities, except for:

•	temporary delays caused by the closing of transfer books maintained by The Bank of New York, us or our transfer agent or registrar;

•	temporary delays caused by the deposit of ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with laws or governmental regulations relating to the Class A ADRs or to the withdrawal of deposited securities.

      The Bank of New York may refuse to deliver ADRs or to register transfers of ADRs when the transfer books maintained by The Bank of New York or our transfer agent or registrar are closed, or at any time that The Bank of New York or we think it is advisable to do so.

      Governing Law. The deposit agreement and the ADRs are governed by the laws of the State of New York.

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

      You should refer to “Description of Ordinary Shares” above for a description of the filings required based on shareholdings.

Material contracts

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

      Support Agreement dated as of May 25, 2000 between Alcatel, Alcatel Holdings Canada Corp. and Newbridge Networks Corporation. This agreement provides, among other things, that Alcatel will cause Newbridge to declare an equivalent dividend on Newbridge exchangeable shares when we pay dividends on our ADSs. In addition, we agreed to take necessary actions so that Newbridge and Alcatel Holdings may be able to perform their respective obligations relating to the Newbridge exchangeable shares.

Exchange controls

      Under current French exchange control regulations, no limits exists on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

Taxation

      The following is a general summary of the material U.S. federal income tax and French tax consequences to you if you acquire, hold and dispose of our ordinary shares or ADSs. It does not address all aspects of U.S. and French tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 (the “Treaty”) entered into force on December 30, 1995, all of which are subject to change, possibly with retroactive effect, or different interpretations.

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

•	You are entitled to the benefits of the Treaty under the “limitations on benefits” article contained in the Treaty,

•	You hold our ordinary shares or ADSs as capital assets, and

•	Your functional currency is the U.S. dollar.

      You generally will not be eligible for the reduced withholding tax rates under the Treaty if you hold our ordinary shares in connection with the conduct of business through a permanent establishment or the performance of services through a fixed base in France, or you are a nonresident in the United States for U.S. tax purposes.

      The following description of tax consequences should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of the purchase or ownership of our ordinary shares or ADSs. Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities’ holdings and persons holding their ordinary shares or ADSs as part of a hedging, straddle or conversion transaction, among others. Those special rules are not discussed in this annual report. Because this summary does not address all potential tax implications, you should consult your tax advisor concerning the overall U.S. federal, state and local tax consequences, as well as the French tax consequences, of your ownership of our ordinary shares or ADRs and ADSs represented thereby.

      For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if you own ADSs evidenced by ADRs, you will be treated as the owner of the ordinary shares represented by such ADSs.

Taxation of Dividends

      Withholding Tax and Avoir Fiscal Tax Credit. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they historically were entitled to a tax credit, known as the avoir fiscal tax credit. However, France’s 2004 Finance Act provides for the suppression of the avoir fiscal mechanism and the related précompte mechanism. The avoir fiscal tax credit will no longer be granted for dividends paid after January 1, 2004 to legal entities and after January 1, 2005 to individuals.

      For dividends paid with respect to a French company’s 2003 fiscal year, the amount of the avoir fiscal tax credit available to individuals is generally 50% of the dividend paid to such individuals. However, on February 5, 2004 we announced that our board of directors will propose a resolution at our 2004 shareholders’ meeting approving the board of directors’ recommendation that no dividends be paid on the ordinary shares and ADSs with respect to our 2003 fiscal year. Therefore, this discussion assumes that no shareholders will be entitled to either the avoir fiscal tax credit for dividends paid in 2004 or the refund procedure previously available to those shareholders not eligible for the full avoir fiscal tax credit of any précompte tax paid with respect to such dividends.

      Under France’s 2004 Finance Act, distributed earnings will be taxed in one of three ways, depending on whether the recipient is classified as a nonparent company, a parent-subsidiary company, or an individual shareholder.

      Nonparent companies are defined as recipient companies that hold less than five percent of the shares in the distributing company. They will be taxed on all distributions received as of January 1, 2004 from other companies in which they hold participations.

      A parent-subsidiary company is defined as a recipient company that holds more than five percent of the distributing company’s shares. French parent-subsidiary companies continue to be exempt from taxation on income distributed by their French and foreign subsidiaries. The exemption amounts to the dividends received minus a share corresponding to the expenses allocated to investment income, capped at five percent of the dividends.

      Individuals will be subject to taxation of dividends and other distributed income under the “half-base” system. The half-base system replaces the avoir fiscal tax credit on French-source dividends for shareholders who are private individuals with an exemption of 50 percent of the dividends received from both French and foreign companies as of January 1, 2005. The system will apply to any dividend distributed by a company that is subject to corporation tax or an equivalent tax, and that is located in an EU member state or a country that has signed a tax treaty with France. Thus, the half-base system will apply to regular distributions of earnings by companies that are effectively subject to or, although within the scope of corporation tax, are specifically exempted from corporation tax.

      Further, exceptional distributions of reserves also will be subject to tax under the half-base system. Excluded from that treatment are distributed earnings that do not constitute a payment to the beneficiary in its capacity as a shareholder, and income such as advances, loans, and advance payments that are deemed to have been distributed to shareholders. In addition, individual shareholders will receive a tax credit equal to 50 percent of the dividends, capped at euro 115 for single individuals and euro 230 for married couples.

      French companies normally must deduct a 25% French withholding tax from dividends paid to nonresidents of France. Under the Treaty, this withholding tax is reduced to 15% if your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

      If you are an “eligible” U.S. holder, as defined below, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the U.S. under the Treaty in accordance with the following procedures:

1.	You must complete French Treasury Form RF1 A EU-No. 5052, entitled “Application for Refund,” and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights.

2.	If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

•	You are a resident of the United States for purposes of the Treaty;

•	Your ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

•	You own all the rights attached to the full ownership of the ordinary shares or ADSs, including, among other things, the dividend rights;

•	You fulfill all the requirements under the Treaty to be entitled to the reduced rate of withholding tax; and

•	You claim the reduced rate of withholding tax.

      You are “eligible” if your ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

1.	You are an individual or other noncorporate holder that is a resident of the United States for purposes of the Treaty;

2.	You are a U.S. corporation, other than a regulated investment company;

3.	You are a U.S. corporation which is a regulated investment company, provided that less than 20% of your ordinary shares or ADSs are beneficially owned by persons who are neither citizens nor residents of the United States; or

4.	You are a partnership or trust that is a resident of the U.S. for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as “eligible” under point 1 or point 2 above.

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

      Any French withholding tax refund is generally expected to be paid within 12 months after you file Form RF1 A EU-No. 5052. However, it will not be paid before January 15, following the end of the calendar year in which the related dividend is paid.

      For U.S. federal income tax purposes, the gross amount of any distribution will be included in your gross income as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include this amount in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends paid by us will not give rise to any dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).

      Under U.S. legislation enacted in 2003, which is generally effective for tax years beginning after December 31, 2002 and before January 1, 2009, a maximum U.S. federal income tax rate of 15% will apply to dividend income received by an individual (as well as certain trusts and estates) from a U.S. corporation or from a “qualified foreign corporation” provided certain holding period requirements are met. A non-U.S. corporation (other than a foreign personal holding corporation, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares, or an American Depositary Receipt in respect of such shares (which would include the ADSs), is considered readily tradable on an established securities market if it is listed on an established securities market in the United States such as the New York Stock Exchange. Information returns reporting dividends paid to U.S. persons will identify the amount of dividends eligible for the reduced tax rates.

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

      To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•	First, as a tax-free return of capital to the extent of your basis in your ordinary shares or ADSs, which will reduce the adjusted basis of your ordinary shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares or ADSs.

•	Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain.

      French withholding tax imposed on the dividends you receive on your ordinary shares or ADSs and on any avoir fiscal tax credit at 15% under the Treaty is treated as payment of a foreign income tax eligible for credit against your federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your ordinary shares or ADSs and the related avoir fiscal payments generally will constitute “passive” income (or, for some holders, foreign source “financial services” income). Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of your income and deductions. Alternatively, you may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

      The Précompte Tax. A French company must pay an equalization tax known as the précompte tax to the French tax authorities for taxable years ending before January 1, 2005 if it distributes dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate, or

•	profits which have been earned and taxed more than five years before the distribution.

      The amount of the précompte tax is equal to 50% of the net dividend before withholding tax.

      The précompte tax will be abolished effective January 1, 2005. However, an exceptional levy of 25% will be imposed on distributions of untaxed earnings paid in 2005. Although the base for the exceptional levy will be the same as that for the précompte tax, the levy will apply to all distributions of earnings, including exceptional distributions from company reserves. The exceptional levy will not be refundable to shareholders.

Taxation of Capital Gains

      If you are a resident of the United States for purposes of the Treaty, you will not be subject to French tax on any gain if you sell your ordinary shares or ADSs unless you have a permanent establishment or fixed base in France and such ordinary shares or ADSs were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the ordinary shares or ADSs. Any gain or loss will generally be U.S. source gain or loss. If you are a noncorporate holder, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet certain minimum holding periods. Under U.S. legislation enacted in 2003, long-term capital gains realized upon a sale or other disposition of the ordinary shares or ADSs after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%.

French Estate and Gift Taxes

      Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” if you transfer your ordinary shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death, or

•	you used the ordinary shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADS for that use.

French Wealth Tax

      The French wealth tax generally does not apply to you if you are a “resident” of the United States for purposes of the Treaty.

U.S. Information Reporting and Backup Withholding

      In general, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain other exempt categories), information reporting requirements will apply to distributions paid to you and proceeds from the sale, exchange, redemption or disposal of your ordinary shares or ADSs.

      Additionally, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain other exempt categories) you may be subject to backup withholding at a current rate of 28%

(increased to 31% for taxable years 2011 and thereafter) with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

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

      A non-U.S. holder of our ordinary shares or ADSs generally will be exempt from information reporting requirements and backup withholding, but may be required to comply with certification and identification procedures in order to obtain an exemption from information reporting and backup withholding.

U.S. State and Local Taxes

      In addition to U.S. federal income tax, you may be subject to U.S. state and local taxes with respect to your ordinary shares or ADSs. You should consult your own tax advisor concerning the U.S. state and local tax consequences of holding your ordinary shares or ADSs.

Documents on display

      We file reports with the Securities and Exchange Commission that contain financial information about us and our results or operations. You may read or copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of our Securities and Exchange Commission filings made after February 4, 2002 are available to the public at the SEC web site at http://www.sec.gov. Our web site at http://www.alcatel.com includes information about our business and also includes some of our Securities and Exchange Commission filings prior to February 4, 2002. The contents of our website are not incorporated by reference into this Form 20-F. You may also inspect any reports and other information we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

      See Item 5 under “Qualitative and Quantitative Disclosures About Market Risk.”

Item 12.	Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders

      Not applicable.

Item 15.	Controls and Procedures

      (a) We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alcatel to disclose material information otherwise required to be set forth in our reports.

      (b) There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

      Our board of directors has determined that Daniel Lebègue is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the Securities and Exchange Commission and the New York Stock Exchange.

Item 16B.	Code of Ethics

      On February 4, 2004, our board of directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Corporate Controller. A copy of our Code of Ethics for Senior Financial Officers has been posted on our Internet website, http://www.alcatel.com.

Item 16C.	Principal Accounting Fees and Services.

Fees and Services.

      Under French law, we are required to have two auditors, and we have appointed Barbier Frinault & Autres (Ernst & Young and, prior to April 2002, a member of the Andersen network) and Deloitte Touche Tohmatsu to act in that capacity. These firms received approximately 98% of the total audit fees that we paid during 2003.

      The table below summarizes the audit fees paid by us and our consolidated subsidiaries during each of 2003 and 2002. Fees paid by our non-consolidated subsidiaries are not reflected in this table, and represent less than 2.5% of our total audit fees. In addition, this table does not reflect a € 50,000 payment that our subsidiaries made to Arthur Andersen for audit work that it performed on our behalf during 2002.

	2003				2002

			Barbier Frinault				Barbier Frinault
	Deloitte Touche		& Autres		Deloitte Touche		& Autres
	Tohmatsu		(Ernst & Young)		Tohmatsu		(Ernst & Young)

	Amount	%	Amount	%	Amount	%	Amount	%

	(in thousands of euros)
Audit Fees
Audit Fees	€5,288	79.1%	€ 3,959	50.1%	€ 7,610	86.4%	€ 2,605	57.4%
Audit-Related Fees(1)	890	13.3%	2,819	35.7%	376	4.3%	1,841	40.6%

Subtotal	6,178	92.4%	6,777	85.8%	7,986	90.7%	4,446	98.0%
Other Services
Tax Fees(2)	366	5.5%	1,040	13.2%	—	0.0%	40	0.9%
All Other Fees(3)	143	2.1%	79	1.0%	823	9.3%	50	1.1%

Subtotal	509	7.6%	1,119	14.2%	823	9.3%	90	2.0%

Total	6,688	100.0%	7,896	100.0%	8,809	100.0%	4,536	100.0%

(1)	“Audit-related fees” are fees generally related to due diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, review of prospectuses issued by us, and to other assignments relating to internal accounting functions and procedures.

(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee tax services.

(3)	“All other fees” are principally fees related to information technology and training and support services.

     Audit Committee’s pre-approval policies and procedures.

      The audit committee of our board of directors chooses and engages our independent auditors to audit our financial statements, subject to the approval of our shareholders. In 2003, our audit committee also adopted a policy requiring management to obtain the audit committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors could receive under the pre-approval policy during 2003 for non-audit services in certain categories; fees in excess of such aggregate amount require specific approval.

      On a quarterly basis, we inform the audit committee of the pre-approved services actually provided by our auditors. Services of a type that are not pre-approved by the audit committee require pre-approval by the audit committee’s chairman on a case-by-case basis. The chairman of our audit committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

PART III

Item 17.	Financial Statements

      See Item 18.

Item 18.	Financial Statements

      The following consolidated financial statements of Alcatel, together with the reports of Deloitte Touche Tohmatsu for the years ended December 31, 2002 and 2003 and Barbier Frinault & Autres (a former member firm of Andersen Worldwide) for the year ended December 31, 2001, are filed as part of this annual report.

      The audit report of Barbier Frinault & Autres for the years ended December 31, 2001, 2000 and 1999 that was issued on January 31, 2002 with respect to the consolidated financial statements of Alcatel was filed as part of our annual report on Form 20-F for the year ended December 31, 2001. After using reasonable efforts, we were unable to obtain the written consent of Barbier Frinault & Autres to the use of their audit report with respect to the consolidated financial statements of Alcatel for the year ended December 31, 2001. Therefore, a copy of such report, which has not been reissued by Barbier Frinault & Autres, is attached to this annual report.

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

      10.1 Consent of Independent Auditors.

      10.2 Notice Regarding Consent of Member Firm of Andersen Worldwide.

      12.1 Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

      12.2 Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

      13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

      13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL

By:	/s/ JEAN-PASCAL BEAUFRET

Name: Jean-Pascal Beaufret
Title: Chief Financial Officer

March 31, 2004

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of Alcatel:

      We have audited the accompanying consolidated balance sheets of Alcatel and subsidiaries (“the Group”) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alcatel and its subsidiaries at December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in France.

      We draw attention to the application of “Regulation 00-06 on liabilities” described in note 1 to the consolidated financial statements, which occurred in 2002.

      Accounting principles used by the Group in preparing the accompanying financial statements conform with accounting principles generally accepted in France but vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the significant differences between accounting principles applied by the Group and accounting principles generally accepted in the United States of America and the effect of those differences on consolidated net income for the years ended December 31, 2003 and December 31, 2002 and shareholders’ equity at December 31, 2003 and 2002 are set forth in notes 36 to 39 to the consolidated financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Neuilly sur Seine, France

March 30, 2004

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

      Accounting practices used by the Group in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of consolidated net income and shareholders’ equity to United States generally accepted accounting principles is set forth in notes 36 to 41 of the notes to the consolidated financial statements.

/s/ CHRISTIAN CHIARASINI

BARBIER FRINAULT & AUTRES
Member Firm of Andersen Worldwide

Neuilly-sur-Seine, France

January 31, 2002 (except for note 39, for which the date is March 14, 2002)

(1)	The report is a copy of the previously issued report. The predecessor auditor has not reissued the report.

ALCATEL AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	Note	2003(a)	2003	2002	2001*

		(in millions except per share information)
Net sales	(3)	$15,763	€12,513	€16,547	€25,353
Cost of sales		(10,600)	(8,415)	(12,186)	(19,074)

Gross profit		5,162	4,098	4,361	6,279
Administrative and selling expenses		(2,737)	(2,173)	(2,862)	(3,773)
R&D costs		(2,007)	(1,593)	(2,226)	(2,867)

Income (loss) from operations	(3)	418	332	(727)	(361)
Interest expense on notes mandatorily redeemable for shares	(22)	(59)	(47)	(1)	—
Financial loss	(4)	(305)	(242)	(1,018)	(1,568)
Restructuring costs	(24)	(1,655)	(1,314)	(1,474)	(2,124)
Other revenue (expense)	(6)	151	120	(830)	(213)

Income (loss) before amortization of goodwill and taxes		(1,450)	(1,151)	(4,050)	(4,266)
Income tax	(7)	(103)	(82)	19	1,261
Share in net income of equity affiliates and discontinued operations	(5)	(142)	(113)	(107)	(16)

Consolidated net income (loss) before amortization of goodwill and purchased R&D		(1,696)	(1,346)	(4,138)	(3,021)
Amortization of goodwill	(9)	(728)	(578)	(589)	(1,933)
Purchased R&D			—	—	(4)
Minority interests		(25)	(20)	(18)	(5)

Net income (loss)		(2,449)	(1,944)	(4,745)	(4,963)

Ordinary Shares**
Basic earnings per share	(8)	(1.84)	(1.46)	(3.99)	(4.29)
Diluted earnings per share	(8)	(1.84)	(1.46)	(3.99)	(4.29)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2597 on December 31, 2003.

*	In order to make comparisons easier, restated income statements are presented in note 2 to take into account significant changes in consolidated companies during 2003 and 2002.

**	Net income (loss) per share for 2002 and 2001 has been restated to take into account the conversion of class O shares into ordinary shares, on a one-for-one basis, as approved at the shareholders’ meeting on April 17, 2003, and the changes made to IAS 33 in December 2003.

The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

ASSETS

	Note	2003(a)	2003	2002	2001

		(in millions)
Goodwill, net	(9)	$4,836	€3,839	€4,597	€5,257
Other intangible assets, net	(10)	358	284	312	472

Intangible assets, net		5,194	4,123	4,909	5,729

Property, plant and equipment	(11)	7,958	6,317	8,236	9,698
Depreciation	(11)	(6,068)	(4,817)	(5,737)	(5,496)

Property, plant and equipment, net	(11)	1,890	1,500	2,499	4,202

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	(12)	493	391	306	799
Other investments and miscellaneous, net	(13)	1,035	822	975	1,169

Investments and other financial assets		1,528	1,213	1,281	1,968

TOTAL FIXED ASSETS		8,611	6,836	8,689	11,899

Inventories and work in progress, net	(14) and (15)	1,804	1,432	2,329	4,681

Trade receivables and related accounts, net	(14) and (16)	4,238	3,364	4,716	8,105
Other accounts receivable, net	(17)	4,070	3,231	4,037	6,851

Accounts receivable, net		8,308	6,595	8,753	14,956

Short term investments		1	1	258	435
Marketable securities, net*	(18)	2,058	1,634	458	228
Cash, net		5,837	4,634	5,393	4,350

Cash and cash equivalents*		7,896	6,268	5,851	4,578

Short term investments and cash and cash equivalents		7,897	6,269	6,109	5,013

TOTAL CURRENT ASSETS		18,009	14,296	17,191	24,650

TOTAL ASSETS		26,620	21,132	25,880	36,549

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2597 on December 31, 2003.

*	The total cash and cash equivalents at December 31, 2003 includes, within marketable securities, listed securities amounting to € 44 million (€ 44 million at December 31, 2002). Excluding listed securities and short-term investments exceeding three months, cash and cash equivalents amounted to € 6,224 million (€ 5,780 million at December 31, 2002 restated to give effect to discontinuing and discontinued activities), which corresponds to the total of the cash and cash equivalents at the end of the period as indicated in the consolidated statements of cash flows.

The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

LIABILITIES AND SHAREHOLDERS’ EQUITY

		2003(a)	2003		2002	2001

		After	Before	After**	After
						After
	Note	Appropriation	Appropriation		Appropriation	Appropriation

		(in millions)
Capital stock (Euro 2 nominal value: 1,284,410,224 ordinary shares issued at December 31, 2003*, 1,239,193,498 class A shares and 25,515,000 class O shares issued at December 31, 2002 and 1,215,254,797 class A shares and 25,515,000 class O shares issued at December 31, 2001)		$3,236	€2,569	€2,569	€2,529	€2,481
Additional paid-in capital		27,359	21,719	7,562	21,602	21,425
Retained earnings		(21,501)	(17,068)	(4,855)	(17,107)	(12,249)
Cumulative translation adjustments		(653)	(518)	(518)	(283)	(185)
Net income (loss)		(2,449)	(1,944)	—	—	—
Less treasury stock at cost		(2,177)	(1,728)	(1,728)	(1,734)	(1,842)

SHAREHOLDERS’ EQUITY	(20)	3,817	3,030	3,030	5,007	9,630

MINORITY INTERESTS	(21)	457	363	363	343	219

OTHER EQUITY
Notes mandatorily redeemable for shares	(22)	813	645	645	645	—

Accrued pension and retirement obligations	(23)	1,272	1,010	1,010	1,016	1,120
Other reserves	(24)	3,841	3,049	3,049	3,301	4,154

TOTAL RESERVES FOR LIABILITIES AND CHARGES		5,113	4,059	4,059	4,317	5,274

Convertible bonds		1,287	1,022	1,022	—	—
Bonds and notes issued		4,764	3,782	3,782	5,325	5,969

Other borrowings		616	489	489	458	1,706

TOTAL FINANCIAL DEBT	(25)	6,668	5,293	5,293	5,783	7,675
(of which medium and long-term portion)		5,555	4,410	4,410	4,687	5,879

Customers’ deposits and advances	(14) and (27)	1,488	1,181	1,181	1,482	1,693
Trade payables and related accounts	(14)	4,556	3,617	3,617	4,162	5,080
Debts linked to bank activity	(28)	282	224	224	246	660
Other payables	(29)	3,426	2,720	2,720	3,895	6,318

TOTAL OTHER LIABILITIES		9,753	7,742	7,742	9,785	13,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		26,620	21,132	21,132	25,880	36,549

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2597 on December 31, 2003.

*	On April 17, 2003, all outstanding class O shares were converted into ordinary shares on a one-to-one basis.

**	See note 19.

The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003(a)	2003	2002	2001

	(millions)
Cash flows from operating activities
Net income (loss)	$(2,449)	€(1,944)	€(4,745)	€(4,963)
Minority interests	25	20	18	5
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
— Depreciation and amortization, net	762	605	1,010	1,279
— Amortization and depreciation of goodwill and purchased R&D	727	577	589	1,937
— Net allowances in reserves for pension obligations	(9)	(7)	(3)	41
— Changes in valuation allowances and other reserves, net	68	54	1,358	2,001
— Net (gain) loss on disposal of non-current assets	(131)	(104)	(287)	(943)
— Share in net income of equity affiliates (net of dividends received)	159	126	188	88

Net cash provided (used) by operating activities before changes in working capital	(848)	(673)	(1,872)	(555)

Net change in current assets and liabilities:
— Decrease (increase) in inventories	602	478	2,000	1,186
— Decrease (increase) in accounts receivable	1,592	1,264	3,436	1,407
— Decrease (increase) in advances and progress payments	42	33	110	(99)
— Increase (decrease) in accounts payable and accrued expenses	(509)	(404)	(1,084)	(925)
— Increase (decrease) in customers’ deposits and advances	(259)	(206)	(173)	153
— Increase (decrease) in other receivables and debts	(60)	(48)	306	(622)

Net cash provided (used) by operating activities(a)	559	444	2,723	545

Cash flows from investing activities
Proceeds from disposal of fixed assets	576	457	280	182
Capital expenditures	(319)	(253)	(490)	(1,748)
Decrease (increase) in loans(b)	261	207	(839)	299
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(135)	(107)	(193)	(743)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	246	195	813	3,627
Decrease (increase) in short term investments	324	257	177	(72)
Discontinued operations*	(71)	(56)	—	—

Net cash provided (used) by investing activities	882	700	(252)	1,545

Net cash flows after investment	1,441	1,144	2,471	2,090

	2003(a)	2003	2002	2001

	(millions)
Cash flows from financing activities
Increase (decrease) in debt	(1,990)	(1,580)	(1,469)	(1,401)
Proceeds from issuance of long-term debt	—	—	—	1,744
Proceeds from issuance of convertible bonds (ORANE) or notes mandatorily redeemable for shares (OCEANE)	1,287	1,022	645	—
Proceeds from issuance of shares	1	1	8	8
Dividends paid	(9)	(7)	(276)	(567)

Net cash provided (used) by financing activities	(710)	(564)	(1,092)	(216)

Net effect of exchange rate changes	(171)	(136)	(150)	7

Net increase (decrease) in cash and cash equivalents	236	444	1,229	1,881

Cash and cash equivalents at beginning of year including discontinued activities	7,640	5,807	4,578	2,697

Cash and cash equivalents at beginning of year excluding discontinued activities	7,606	5,780	—	—

Cash and cash equivalents at end of year without listed securities	7,842	6,224	5,807	4,578

Operational cash flows (a) + (b) = Net cash provided (used) by operating activities + Decrease (increase) in loans (b)	820	651	1,884	844

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2597 on December 31, 2003.

Income taxes paid amounted to € 14 million in 2003, € 30 million in 2002 and € 585 million in 2001.

Interest paid amounted to € 981 million in 2003, € 1,921 million in 2002 and € 2,098 million in 2001.

*	The 2003 consolidated statements of cash flows are presented so as to isolate cash flows relating to discontinued operations (see note 5).

The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

										Treasury
		Number	Number							stock
		of shares	of shares		Additional		Exchangeable	Cumulative	Net	owned by	Share-
		outstanding	outstanding	Capital	paid-in	Retained	shares Alcatel	translation	Income	consolidated	holders’
	Note	Class A	Class O	stock	capital	earnings	Networks Corp.	adjustments	(loss)	subsidiaries	equity

		(in millions of euros except for number of shares outstanding)
Balance at December 31, 2000 after appropriation		1,133,273,501	16,500,000	2,457	21,342	(9,282)	2,217	(350)	—	(2,023)	14,361

Capital increase linked to the acquisition of Kymata		2,200,000	9,015,000	22	72						94
Other capital increase		844,112		2	11 (a)						13
Exchangeable shares Alcatel Networks Corporation						1,394	(1,394)				—
Acquisition of Kymata						(76)					(76)
Net change in treasury stock of Class O shares owned by consolidated subsidiaries			(11,655)			(10)					(10)
Net change in treasury stock of Class A shares owned by consolidated subsidiaries		10,505,542				93				181	274
Other adjustment						(31)					(31)
Translation adjustment								165			165
Net income (loss)									(4,963)		(4,963)
Appropriation of net income						(5,160)			4,963		(197)

Balance at December 31, 2001 after appropriation		1,146,823,155	25,503,345	2,481	21,425	(13,072)	823	(185)	—	(1,842)	9,630

Capital increase linked to the acquisition of Astral Point	(20c)	8,783,396		18	126						144
Capital increase linked to the acquisition of Telera	(20c)	15,147,728		30	49						79
Other capital increase	(20c)	7,577		—	2	6					8
Exchangeable shares Alcatel Networks Corporation						573	(573)				—
Acquisition of Astral Point						(162)					(162)
Acquisition of Telera						(60)					(60)
Net change in treasury stock of Class A shares owned by consolidated subsidiaries	(20f)	5,715,418				(7)				108	101
Other adjustment(b)						110					110
Translation adjustment								(98)			(98)
Net income (loss)									(4,745)		(4,745)
Appropriation of net income						(4,745)			4,745		—

Balance at December 31, 2002 after allocation		1,176,477,274	25,503,345	2,529	21,602	(17,357)	250	(283)	—	(1,734)	5,007

Conversion of class O shares into ordinary shares	(20b)	26,000,000	(26,000,000)
Acquisition of Imagic TV	(20b)	3,531,332		7	19						26
Repayment of convertible bonds (ORANE)	(20b)	1,828		—	—						—
Acquisition of TiMetra	(20b)	15,534,934		31	94	(141)					(16)
Other capital increases		148,632	485,000	2	4						6
Exchangeable shares Alcatel Networks Corporation						44	(44)				—
Net change in treasury stock of shares owned by consolidated subsidiaries	(20e)	144,005	11,655			(1)				6	5
Adjustment relating to the acquisition of Kymata)	(9)					68					68
Other adjustments(b)						113					113
Translation adjustments								(235)			(235)
Net income (loss)									(1,944)		(1,944)

Balance at December 31, 2003 before appropriation		1,221,838,005	—	2,569	21,719	(17,274)	206	(518)	(1,944)	(1,728)	3,030

Allocation of net income (loss)	(19)				(14,157)	12,213			1,944		—

Balance at December 31, 2003 after allocation		1,221,838,005	—	2,569	7,562	(5,061)	206	(518)	—	(1,728)	3,030

(a)	Of which € 13 million related to a capital increase and € (2) million related to expenses for the issuance of Class O shares carried out in 2000.

(b)	Resulting mainly from the follow-up of opening balance sheet of companies acquired according to “pooling of interests” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02), from the implementation as of January 1, 2002 of regulation n00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable” and from the consolidation of Alcatel Shanghai Bell which had been previously accounted for under the equity method.

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

      Since January 1, 2002, Alcatel has applied regulation No. 00-06, Regulation on liabilities, approved by the “Comité de la Réglementation Comptable”. This application as of January 1, 2002 did not have a material impact on Alcatel’s financial position.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(a) Consolidation methods

      Companies over which the Group has control are fully consolidated. Companies over which the Group has joint control are accounted for using proportionate consolidation. Companies over which the Group has a significant influence (“equity affiliates”) are accounted for under the equity method. Significant influence is generally assumed when the Group’s interest is more than 20%.

      All significant intra-group transactions are eliminated.

(b) Business combinations

      Once a controlled company becomes consolidated, its assets and liabilities are accounted for at their fair value in accordance with regulation No. 99-02. Any difference between the fair value and the carrying value is accounted for, including minority interests and not only the Group interest (entity theory). Any residual difference is recorded as goodwill (see note 1f, intangible and tangible assets).

      As an exception to the above-described rule and in accordance with paragraph 215 of regulation No. 99-02, in the event that:

—	an acquisition is effected in one transaction and concerns at least 90% of the capital of the acquired company,

—	the purchase price is paid in capital stock of a consolidated company,

—	the acquisition agreement does not provide for a cash payment which is more than 10% of the total value of the capital stock issued, and

—	the substance of the acquisition agreement remains consistent for the two years following the acquisition,

      the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting methods; the difference between this value and the acquisition cost of the shares remains in shareholders’ equity.

      The material acquisitions of the Group that have been accounted for using this “pooling of interests” method are described in note 9 on goodwill.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In accordance with the position taken in Bulletin n 210 of the “Commission des Opérations de Bourse”, no goodwill has been recorded directly in shareholders’ equity for business combinations prior to the first application of regulation 99-02 of the “Comité de Réglementation Comptable”.

(c) Translation of financial statements denominated in foreign currencies

      The balance sheets of consolidated subsidiaries outside the euro zone are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders’ equity under the line item “Cumulative translation adjustments”.

(d) Translation of foreign currency transactions

      Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement. Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustments”.

(e) Research and development expenses

      These are recorded as expenses for the year in which they are incurred, except:

—	Software development costs are capitalized when they strictly comply with the following criteria:

—	the project is clearly defined, and costs are separately identified and reliably measured;

—	the technical feasibility of the software is demonstrated;

—	the software will be sold or used in-house;

—	a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

—	adequate resources required for completion of the project are available,

—	Software development costs are amortized as follows:

—	in case of internal use: over their probable service lifetime,

—	in case of external use: according to prospects for sale, rental or other forms of distribution.

      The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above-mentioned criteria.

—	Recoverable amounts disbursed under the terms of contracts with customers are included in work in progress on long-term contracts.

      In connection with the treatment of acquisitions, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these acquisitions, Alcatel may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Alcatel bases these decisions on factors such as the probability of significant delays in, or failure of, new developments that can jeopardize the ability of Alcatel to keep pace with the rapid technological advances in the telecommunications/data networking industry.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of in-process research and development acquired in acquisitions is based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, as well as the project’s risks.

      The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Future net cash flows from such projects are based on management’s estimates of such projects’ cost of sales, operating expenses and income taxes.

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

      If, as of the date of an acquisition, research and development projects have not yet reached technological feasibility and the research and development in progress has no alternative future use, the value allocated to these projects is immediately expensed as of the acquisition date.

      Capitalized research and development is amortized over three to seven years.

(f) Intangible and tangible assets

      Whenever events or changes in market conditions indicate a risk of impairment of intangible assets (excluding goodwill) and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their fair value.

      Whenever such review indicates that fair values are lower than carrying amounts, the Group further considers the effect on its future cash flows of alternative business strategies, such as restructuring plans at affected companies. If necessary, a reserve for these intangible assets and plant, property and equipment is established to reduce their carrying amount to fair value, as measured by their discounted forecasted operating cash flow or market value, if any.

Goodwill

      Goodwill is amortized using the straight-line method over a period, determined for each transaction, which will not exceed 20 years. Following the significant decline in the Group’s market capitalization during 2002 and the deterioration of the telecommunications sector, all goodwill is tested for impairment at least annually during the second quarter of each year. The impairment test methodology is based on a comparison between the fair values of each of the Group’s business divisions with the business divisions’ net asset carrying values (including goodwill). Such fair values are mainly determined using pre-tax discounted cash flows over five years and a discounted terminal value. The discount rate used for 2003 was the Group’s weighted average cost of capital of 10.2% (11% for 2002). Management believes the assumptions used concerning sales growth and terminal values are reasonable and in line with market data available for each business division.

      This method is very similar to step 1 of the impairment test as defined in SFAS 142. The impairment test used in the consolidated financial statements prepared in accordance with French GAAP is, however, carried out at a lower level of segmentation than that recommended by SFAS 142. As a result, the test can lead, in certain cases, to accounting for exceptional goodwill amortization relative to a sub-activity

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

within a business division, which will be restated in the Group’s U.S. GAAP consolidated financial statements.

      This impairment test was performed as of January 1, 2002, June 30, 2002, December 31, 2002 and June 30, 2003. Furthermore, an additional review of the recoverability of goodwill relating to certain business divisions was carried out at December 31, 2003. All these impairment tests resulted in booking an exceptional goodwill amortization charge of € 171 million in 2003 and € 142 million in 2002 (see note 9).

Other intangible assets

      Software reported as intangible assets is either acquired or created for internal use or is master software intended for sale to customers. For master software, copies of which will be sold, only research and development costs related to the production phase (programming, coding, test and test sets) are capitalized. Software is depreciated using the straight-line method over no more than five years.

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

(h) Inventories

      Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted average price basis.

(i)	Pension and retirement obligations and other employee and post-employment benefit obligations

      In accordance with the laws and practices of each country, the Group participates in employee benefit plans and provides early retirement benefit plans and special termination benefits.

      For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision as such is made. For defined benefit pension plans, liabilities and prepaid expenses are determined as follows:

—	using the Projected Unit Credit Method (with projected final salary), which provides that each period of service gives rise to an additional unit of benefit entitlement and measures each unit

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

separately to build up the final obligation. Actuarial assumptions comprise mortality, rates of employee turnover and projection of future salary levels;

—	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of 10% of the higher of the present value of the defined benefit obligation or the fair value of any plan assets.

      Certain other post-employment benefits, such as life insurance and medical cover, are not accrued. In accordance with recommendation n 2003-R1 of the “Conseil National de la Comptabilité” and in view of the changeover to International Financial Reporting Standards to be adopted by all European listed companies in 2005, the accrual of such obligations is envisaged effective January 1, 2004. The amounts involved at December 31, 2003 are indicated for information in note 23. As the “Conseil National de la Comptabilité”’s recommendation n 2003-R1 specifically excludes awards granted to employees based on their length of service from the definition of benefits similar to pensions and retirement indemnities, such long-service awards have been accounted for in other reserves effective January 1, 2003 (see note 24).

(j) Reserves for restructuring

      Reserves for restructuring costs are provided when the restructuring programs have been finalized and approved by Group management and have been announced before the closing date of the Group’s financial statements, resulting in an obligation of the Group to third parties. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked, training costs of terminated employees, and other costs linked to the shut-down of facilities. Write-off of fixed assets, inventories and other assets directly linked to restructuring measures are also accounted for in restructuring costs.

(k) Deferred taxation

      Deferred income taxes are computed under the liability method for all temporary differences arising between tax bases of assets and liabilities and their reported amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change is decided.

      Provisions are made for taxes on proposed dividends to be distributed by subsidiaries. No provision is made for taxes payable on undistributed retained earnings.

      Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.

      Due to the difficulty in determining the period in which certain material temporary differences are likely to reverse, deferred tax assets and liabilities are not discounted.

      To assess the ability of the Group to recover tax assets, the following elements have been taken into account:

—	forecasts of future tax results,

—	analysis of income or loss in recent years, excluding non-recurring items,

—	historical data concerning recent years’ tax results,

—	undervalued assets, if any, which the Group intends to dispose of.

(l) Net sales and long-term contracts

      Alcatel’s products and services are generally sold as part of a contract and the terms of the contracts, taken as a whole, determine the appropriate revenue recognition methods.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net sales include sales and revenues net of value added taxes (VAT).

      In general, the Group recognizes revenue from the sale of goods and equipment when persuasive evidence of an arrangement with its customer exists, delivery has occurred, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. In arrangements where the customer specifies final acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.

      For revenues generated from construction-type contracts, primarily those related to customized network and network build-outs, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any estimated construction contract losses are recognized immediately when known. If uncertainty exists relating to customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses.

      Partial payments received on construction-type contracts are recorded in the balance sheet as a liability in customers’ deposits and advances.

      For revenues generated from licensing, selling or otherwise marketing software, the Group recognizes revenue generally upon delivery of the software and on the related services as and when they are performed.

      For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria, such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the above specified criteria, the revenue on the service element is recognized ratably over the period during which it is expected to be performed.

      For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.

      For product sales made through resellers and distributors, revenue is recognized at the time of shipment to the distribution channel. Accruals for any estimated returns are recorded at the same time based on contract terms and prior claims experience.

      The Group accrues for warranty costs, sales returns and other allowances based on contract terms and its historical experience.

(m) Income from operations

      Income from operations includes gross margin, administrative and selling expenses, research and development expenses (see note 1e), pension costs (without financial component, note 1i) and employee profit sharing. Income from operations is calculated before interest expenses on notes mandatorily redeemable for shares, financial income (loss), restructuring costs, other revenue and expense, income tax, share in net income of equity affiliates and discontinued operations, and amortization of goodwill and in-process research and development projects.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n) Financial income

      Financial income includes interest charges and income, dividends received from unconsolidated companies, reserves for investments in unconsolidated companies, marketable securities and other financial assets, net exchange gain (loss) (excluding hedging of commercial transactions), financial component of the pension costs and other financial expenses and income (capital gain/loss on disposal of marketable securities, for example).

      Alcatel’s banking subsidiary (Electrobanque) is fully consolidated. The operational banking revenues and costs are presented in financial loss since the bank’s activity, being primarily an extension of the Group’s activity, enables savings to be made in interest expense and contributes to the financing of net sales (see note 1t).

(o) Other revenue and expense

      Other revenue and expense includes capital gain/loss on share disposals and tangible and intangible asset disposals; non-recurring expenses and revenues linked to ordinary business that are exceptional in terms of materiality and frequency; and extraordinary expenses and revenues.

(p) Structure of consolidated balance sheet

      The consolidated balance sheet is presented by nature of assets and liabilities or order of liquidity without distinction between the amounts due in less than one year and due after more than one year. It is for instance the case of accounts receivable accounted for in current assets, of trade payables accounted for in other liabilities and of reserves for liabilities and charges presented separately.

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

(r) Cash and cash equivalents

      The cash and cash equivalents set forth in the consolidated statements of cash flows includes cash as well as short-term investments that are readily convertible to fixed amounts of cash. Cash and cash equivalents does not include investments in listed securities or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.). Bank overdrafts considered as financing are also excluded from cash and cash equivalents.

      Cash and cash equivalents in the balance sheet corresponds to the cash and cash equivalents defined above, including listed securities accounted for as marketable securities.

(s) Marketable securities

      Marketable securities are valued at the lower of cost or market value.

(t) Customer financing

      The Group undertakes two types of customer financing:

—	financing relating to the operating cycle and directly linked to actual contracts;

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.

      The first category of financing is accounted for in current assets, and loan allowances are accounted for in income from operations or in other expenses (see note 1o). Changes in net loans receivable are presented in net change in current assets of the consolidated statements of cash flows.

      The second category of financing is accounted for in other investments and miscellaneous, net, and impairments are included in financial income (loss) or in other expenses (see note 1o). Changes in net loans receivable are included in cash flows from investing activities (decrease/ increase in loans) of the consolidated statements of cash flows.

      Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments (see note 30).

Note 2 — Changes in the consolidated companies

      The main changes for 2003 in the consolidated companies were as follows:

•	In February 2003, Alcatel exercised its option to put its 50% shareholding in Atlinks to Thomson, its joint venture partner. This put option was part of the initial contract signed in 1999 with Thomson. Alcatel received € 68 million. Atlinks was consolidated under the equity method and this disposal has not had a significant impact on the Group’s financial statements (see note 6).

•	At the end of April 2003, Alcatel completed the acquisition of Imagic TV Inc, a Canadian company, which develops software products that enable service providers to create, deliver and manage digital television and media services over broadband networks. Alcatel already owned 16% of this company. The remaining 84% of the company was acquired for 3.5 million Alcatel ADSs (American Depositary Shares), resulting in an acquisition price of € 26 million. This company is consolidated from May 1, 2003. This acquisition has not had a significant impact on the accounts of Alcatel.

•	In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest its optical components business. This transaction was completed on August 1, 2003. As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel received 28% of the capital of Avanex, which is consolidated using the equity method. The financial results and financial position of the optical components business have been accounted for as discontinued operations (see note 5).

•	In June 2003, Alcatel entered into a settlement that brings to an end its litigation against Loral and its subsidiary, Space Systems/ Loral Inc. With this agreement, Alcatel purchased Loral’s shares in the company, Europe*Star, bringing Alcatel’s stake in this company to 95% from 51%. This company, previously accounted for under the proportionate consolidation method at 51%, was fully consolidated from July 1, 2003. As a result of this change in the method of consolidation, financial debt increased by € 111 million. There was no other significant impact on the consolidated financial statements. On July 15, 2003, Loral filed for bankruptcy protection from its creditors under Chapter 11 of the United States Bankruptcy Code. Although it is not possible at this time to determine the consequences resulting from this event, Alcatel considers that its impact will not have a material effect on its financial position.

•	In July 2003, Alcatel completed the acquisition of TiMetra Inc., a California company, specializing in IP/MPLS service routing at the network edge. All of the TiMetra shares were

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquired for 18 million Alcatel ADSs, resulting in an acquisition price of € 145 million. This company is consolidated from August 1, 2003.

•	On October 20, 2003, Alcatel announced that it had signed an agreement with Doughty Hanson, a private European investment company specializing in the acquisition and development of industrial companies, to sell Saft, an Alcatel subsidiary specializing in batteries, for € 390 million. The financial results and financial position of Alcatel’s battery business have been accounted for as discontinued operations (see notes 5 and 34).

      The main changes for 2002 in the consolidated companies were as follows:

•	At the end of December 2001, Platinum and Alcatel signed a memorandum of understanding concerning the disposal of Alcatel’s European enterprise distribution activities to Platinum. The disposal was completed during the second quarter of 2002.

•	In April 2002, Alcatel finalized its acquisition of Astral Point Communications Inc, a U.S. company engaged in next-generation SONET Metro Optical Systems. All outstanding shares and rights to acquire shares of Astral Point Communications Inc were exchanged for 8.8 million Class A shares, a majority of which were represented by Class A ADSs, for an acquisition price of € 144 million. This company is consolidated from April 1, 2002.

•	Alcatel and STMicroelectronics signed, mid-April 2002, a memorandum of understanding relating to the disposal of Alcatel’s microelectronic activities to STMicroelectronics for € 390 million. As part of this transaction, the two companies entered into cooperation for the joint development of DSL chip-sets that also are intended to be sold in the open market. The disposal was completed at the end of June 2002.

•	In July 2002, Alcatel acquired control of Alcatel Shanghai Bell through the acquisition of an additional interest. The Group now owns 50% of the capital stock plus one share. This subsidiary, previously accounted for under the equity method, is fully consolidated from July 1, 2002.

•	In August 2002, Alcatel completed the acquisition of the Telera Corporation. Telera’s patented Voice Web software platform uses voice extensible markup language (VoiceXML) to enable service providers and enterprises to develop advanced voice applications that transform the telephone into a powerful tool to access Web-based information. All outstanding shares and rights to acquire shares of Telera Corp were exchanged for 15.1 million of Alcatel Class A ADSs for an acquisition price of € 79 million. This company is consolidated from August 1, 2002.

•	In September 2002, Alcatel sold 10.3 million Thales shares, based on the modification of an agreement signed in 1998 between Alcatel and Groupe Industriel Marcel Dassault. Upon the closing of the transaction, Alcatel’s shareholding in Thales decreased from 15.83% to 9.7%. Alcatel is the largest private shareholder of Thales, with three seats on Thales’ Board of Directors. Alcatel still accounts for Thales using the equity method.

•	In October 2002, Alcatel sold 1.5 million Nexans shares. Alcatel no longer has a significant influence on this company, and therefore the remaining securities were reclassified as marketable securities.

      In order to make comparisons easier, unaudited restated income statements are presented to take into account changes in consolidated companies and discontinuation of the following businesses:

—	sale of the optical components business announced in May 2003 and finalized in July 2003;

—	disposal in progress of Saft announced in October 2003 and finalized in January 2004 (see note 40).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Data for Q4 2002 and the full years 2001 and 2002 have been restated to show the results of the above businesses under the caption including discontinued operations:

		2002	2001
	2003	restated	restated

		(unaudited)	(unaudited)

	(in millions of euros except per share
	information)
Net sales	12,513	16,014	23,165
Cost of sales	(8,415)	(11,708)	(17,521)

Gross profit	4,098	4,306	5,644

Administrative and selling expenses	(2,173)	(2,757)	(3,277)
R&D costs	(1,593)	(2,155)	(2,705)

Income (loss) from operations	332	(606)	(338)

Interest expense on notes mandatorily redeemable for shares	(47)	(1)	—
Financial income (loss)	(242)	(1,008)	(1,528)
Restructuring costs	(1,314)	(1,379)	(1,945)
Other revenue (expense)	120	(737)	(109)

Income (loss) before amortization of goodwill and taxes	(1,151)	(3,731)	(3,920)

Income tax	(82)	49	1,243
Share in net income of equity affiliates and discontinued operations	(113)	(513)	(428)

Consolidated net income (loss) before amortization of goodwill and purchase R&D	(1,346)	(4,195)	(3,105)

Amortization of goodwill	(578)	(532)	(1,849)
Purchased R&D	—	—	(4)
Minority interests	(20)	(18)	(5)

Net income (loss)	(1,944)	(4,745)	(4,963)

Ordinary Shares
Basic earnings per share	(1.46)	(3.99)	(4.29)
Diluted earnings per share	(1.46)	(3.99)	(4.29)

Note 3 — Information by business segment and by geographical area

(a) Information by business segment

      The tables below present information by business segments; they take into account the new organization put in place at the beginning of 2003.

      Previously, Alcatel was organized along technology lines. At the beginning of 2003, Alcatel reorganized into three business segments, addressing three principal markets.

      The first two business segments, Fixed Communications and Mobile Communications, serve the telecom service provider markets and comprise:

—	infrastructure equipment divisions responsible for network equipment and pre and post commissioning tasks. These divisions have a strong focus on network solutions in their respective markets,

—	a division focusing on applied solutions, which includes application software activities and which interacts with the equipment divisions.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The third business segment, Private Communications, fulfills a dual function:

—	it is responsible for all non-telecom communication markets and is organized along vertical market segment lines covering equipment, network solutions and applied solutions,

—	it provides network services supporting the entire portfolio of Alcatel customers.

      The segment Other includes miscellaneous businesses outside Alcatel’s core business, such as corporate purchasing, reinsurance and banking activities and corporate holding companies accounting mainly for corporate expenses. None of these activities are sufficiently significant to be disclosed as reportable segments.

      The information by segment follows the same accounting policies as those used and described in these consolidated financial statements.

      Data for 2002 and 2001 have been restated to take into account the new organization and the disposal and discontinuation of significant businesses described in note 2 and accounted for in the presentation of the restated and unaudited income statements.

      Profit and loss for each reportable segment is measured using “income from operations”.

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros except for number of staff)
2003
Sales
— segments	5,708	3,539	3,627	16	—	12,890
— between segments	(145)	(39)	(192)	(1)	—	(377)

Net sales	5,563	3,500	3,435	15	—	12,513

Income (loss) from operations*	127	226	123	(144)	—	332

Depreciation of property, plant and equipment	(271)	(74)	(132)	(1)	—	(478)

Changes in operational reserves (current assets and accrued contract costs)	216	107	(41)	—	—	282

Capital expenditures	55	40	47	—	—	142

Property, plant and equipment, net	787	254	497	(38)	—	1,500
Accounts receivable, net	1,505	937	1,118	34	(123)	3,471
Inventories, net	666	403	363	—	—	1,432
Staff	26,502	14,110	19,282	592	—	60,486

*	For 2003, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros except for number of staff)
2002 restated (unaudited)
Sales
— segments	7,826	4,542	4,109	21	—	16,498
— between segments	(252)	(62)	(170)	—	—	(484)

Net sales	7,574	4,480	3,939	21	—	16,014

Income (loss) from operations*	(784)	204	115	(141)	—	(606)

Depreciation of property, plant and equipment	(515)	(96)	(174)	4	—	(781)

Changes in operational reserves (current assets and accrued contract costs)	566	193	103	—	—	862

Capital expenditures	173	45	105	18	—	341

Property, plant and equipment, net	1,495	324	646	34	—	2,499
Accounts receivable, net	2,263	1,293	1,342	38	(157)	4,779
Inventories, net	1,326	430	487	—	—	2,243
Staff	35,110	14,816	20,467	706	—	71,099

*	For 2002, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros except for number of staff)
2001 restated (unaudited)
Net sales	13,560	4,868	5,603	8	(760)	23,279
Income (loss) from operations*	(95)	(354)	100	12	—	(337)

*	For 2001, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Information by geographical segment

      Data for 2002 and 2001 have been restated to take into account the new organization and the disposal and discontinuation of significant businesses described in note 2 and accounted for in the presentation of the restated income statements.

			Other
			Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros except for number of staff)
2003
Net sales
— by subsidiary location	4,592	1,118	2,200	266	1,549	2,016	772	12,513
— by geographical market	1,587	818	2,934	980	2,206	1,879	2,109	12,513
Income (loss) from operations	(113)	22	115	43	143	96	26	332
Property, plant and equipment, net	452	194	413	28	112	247	54	1,500
Total Assets	12,089	1,069	2,769	195	1,987	2,479	543	21,131
Staff	18,989	7,381	11,285	1,694	8,716	9,075	3,346	60,486
2002 restated (unaudited)
Net sales
— by subsidiary location	5,811	1,481	2,756	390	1,840	2,761	975	16,014
— by geographical market	2,299	1,186	3,334	1,164	2,744	2,729	2,558	16,014
Income (loss) from operations	(260)	(32)	(261)	45	131	(299)	70	(606)
Property, plant and equipment, net	744	252	609	41	161	448	83	2,338
Total Assets	13,498	1,318	4,071	249	2,305	3,244	706	25,391
Staff	22,446	8,549	15,179	2,092	8,916	10,138	3,779	71,099
2001 restated (unaudited)
Net sales
— by subsidiary location	7,365	2,272	4,011	322	1,966	5,572	1,657	23,165
— by geographical market	3,428	1,765	4,741	1,141	2,915	5,246	3,929	23,165
Income (loss) from operations	(199)	230	33	32	75	(598)	89	(338)
Property, plant and equipment, net	961	360	980	52	110	1,120	137	3,720
Total Assets	16,875	1,741	7,442	242	1,562	6,683	1,391	35,936
Staff	25,447	11,346	20,615	2,304	5,427	16,018	4,821	85,978

The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.

Note 4 — Financial income (costs)

	2003	2002	2001

	(in millions of euros)
Net interest (expense) income	(102)	(159)	(278)
Dividends	4	9	47
Provision for depreciation of investments(a)	(39)	(669)	(1,228)
Net exchange gain (loss)	(21)	(82)	(118)
Financial component of the pension costs	(70)	(70)	(61)
Other financial items (net)	(14)	(47)	70

Net financial income (costs)	(242)	(1,018)	(1,568)

(a)	Of which:

     — € (80) million represent depreciation of the assets held related to Globalstar’s activities for 2001.

—	€ (480) million and € (171) million, respectively, for reserves to cover guarantees issued by a member of the Group and vendor financing in 2002 and 2001.

     — € (820) million of reserves against financial investments in 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Equity affiliates and disposed of or discontinued operations

Income statement

	2003	2002	2001

	(in millions of euros)
Share in net income of equity affiliates(a)	(12)	(75)	(16)
Income of disposed of or discontinued operations(b)	(101)	(32)	—

Total	(113)	(107)	(16)

(a)	For 2002, € (79) million related to the actual share in net income of Thales since an estimated figure had been included in the 2001 full year results. From January 1, 2002, share in net income of Thales is taken into account only after the publication of their financial statements. 2003 information for Thales was not available at the closing date of Alcatel’s financials, so no share in net income of Thales was taken into account in the income statement for the second half of 2003.

(b)	Disposed of or discontinued operations are described in note 2.

     The income statements of disposed of or discontinued operations for 2003 and 2002 are as follows:

	2003	2002

	(in millions of
	euros)
Net sales(a)	545	318
Cost of sales(a)	(412)	(257)

Gross margin	133	61

Administrative and selling expenses	(83)	(82)
R&D costs	(34)	—

Income (loss) from operations	16	(21)

Net income (loss)	(101)	(32)

(a)	The net sales and cost of sales represent transactions outside the Group and are therefore after elimination of intra-Group transactions.

     The cash flows of disposed of or discontinued operations in 2003 were as follows:

2003

(in millions
of euros)
Net income (loss)	(101)
Net cash provided (used) by operating activities before changes in working capital	(3)
Net cash provided (used) by operating activities	(5)
Net cash provided (used) by investing activities	(51)
Net cash provided (used) by financing activities	60 *
Net effect of exchange rate changes	(5)
Net increase (decrease) in marketable securities and cash	(1)

*	Alcatel Group’s Central Treasury provided financing for the optical components business and for the Saft Group until the date of disposal.

     Disposed of or discontinued operations as of December 31, 2003 were the optical components business (Optronics France and Optronics UK, formerly Kymata) and the Saft Group.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Other revenue (expense)

	2003	2002	2001

	(in millions of euros)
Net capital gains (loss) on disposal of property, plant and equipment	199	(9)	42
Net capital gains (loss) on disposal of shares	(95)	296	901

Net capital gains (loss) on disposal of assets(a)	104	287	943

Write-off of trade receivables and inventories(b)	90	(548)	(455)
Write-off of other assets(c)	(151)	(473)	(141)
Cost linked to the termination or disposal of activities (d)	5	(2)	(302)
Other	72	(94)	(258)

Other revenue (expense)	16	(1,117)	(1,156)

Total	120	(830)	(213)

(a) of which:
— disposal of Alstom shares	—	—	1,122
— disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares	—	261	467
— disposal of Nexans securities	—	(22)	(692)
— disposal of Alcatel Microelectronics shares	6	221	—
— disposal of properties	215	—	—
— disposal of optical components business	(76)	—	—
— miscellaneous (less than € 100 million of net value each)	(41)	(164)	4
(b) of which:
— related to the Fixed Communications segment	74	(450)	—
— related to the Mobile Communications segment	—	—	—
— related to the Private Communications segment	16	(98)	—
(c) of which:
— impairment of fixed assets in Fixed Communications segment	(126)	(394)	—
(d) of which:
— shut-down of the LMDS activity	—	—	(32)
— disposal of CPE activities	5	10	(166)
— write-off of acquired technologies	—	(9)	(82)
— miscellaneous	—	(3)	(22)

Note 7 — Income tax

(a) Analysis of income tax (charge) benefit

	2003	2002*	2001

	(in millions of euros)
Current income tax (charge) benefit	(62)	283	(151)
Deferred income tax (charge) benefit, net	(20)	(264)	1,412

Income tax (charge) benefit	(82)	19	1,261

*	Due to the decision taken to carry back tax losses, mainly in France, a current income tax profit has been recorded during 2002 (see Note 30b) of which the counterpart is a charge in deferred income tax.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Given income expectations and local tax regulations, in the second quarter of 2002 the Group extended the scope of countries where deferred tax assets are no longer recorded.

      As a result, there is a deferred income tax charge for 2003 of € 20 million and for 2002 of € 264 million, compared to a deferred income tax benefit of € 1,412 million for 2001.

Geographical origin:

	2003	2002	2001

	(in millions of euros)
France	7	264	13
Foreign	(69)	19	(164)

Current income tax (charge) benefit	(62)	283	(151)

France	(27)	(101)	676
Foreign	7	(163)	736

Deferred income tax (charge) benefit	(20)	(264)	1,412

Income tax (charge) benefit	(82)	19	1,261
France	(1,032)	(1,914)	(853)
Foreign	(697)	(2,724)	(5,346)

Income (loss) before tax (after amortization of goodwill)	(1,729)	(4,639)	(6,199)

(b) Effective income tax rate

      The effective tax rate can be analyzed as follows:

	2003	2002	2001

	(in millions of euros,
	except for percentages)
Income (loss) before taxes, share in net income of equity affiliates, amortization of goodwill and purchased R&D	(1,151)	(4,050)	(4,266)
Average income tax rate	32,85%	35.6%	34.7%

Expected tax (charge) benefit	378	1,442	1,480

Impact of:
— reduced taxation of certain revenues(a)	4	5	92
— utilization (unrecognized) tax loss carry forwards	(575)	(1,903)	(388)
— tax credits	(3)	25	33
— other permanent differences	114	450	44

Actual income tax (charge) benefit	(82)	19	1,261

Effective tax rate	(7,1)%	0.5%	29.6%

(a)	Primarily capital gains on disposal of assets.

     Average income tax rate is the sum of income (loss) before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income (loss) before taxes.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Deferred tax balances

      Deferred tax assets (liabilities) are included in the following captions of the consolidated balance sheet:

	2003	2002	2001

	(in millions of euros)
Other accounts receivable
— deferred tax assets recognizable	6,317	6,284	5,587
— deferred tax assets not recognized	(4,306)	(4,128)	(2,488)

Total(a)	2,011	2,156	3,099

Other payables
— deferred tax liabilities	(70)	(112)	(529)

Total(a)	(70)	(112)	(529)

Net deferred tax assets (liabilities)	1,941	2,044	2,570

(a)	See notes 17 and 29.

     The Group carries out an analysis of its deferred taxes in each country by applying to each subsidiary or tax grouping the national tax regulations, particularly those regarding tax losses carried forward.

      Due to the importance of tax losses in 2002 within certain companies or tax groupings, it was decided, in the second quarter of 2002, to extend the scope of countries where deferred tax assets are no longer recorded. Moreover, deferred tax assets have been assessed based on forecasts of future tax results and Alcatel’s ability to recover those assets. Only deferred tax assets with supportable and tangible proof of recovery in the future were recorded as of December 31, 2003. Projections of future taxable results, providing support for the recording of deferred tax assets, have been restricted to a maximum time-frame of 10 years, which is significantly less than the tax loss carryforward periods available under certain countries’ tax laws.

      Deferred tax assets primarily relate to tax loss carry-forwards, accrued pension and retirement obligations and other non-tax deductible reserves.

      Deferred taxes that are not recognized because of their uncertain recovery amount to € 4,305 million, € 4,128 million and € 2,488 million respectively at December 31, 2003, 2002 and 2001.

(d) Tax losses carried forward

      Tax losses carried forward and not yet utilized represent a potential tax saving of € 4,483 million at December 31, 2003 (€ 4,292 million at December 31, 2002 and € 2,986 million at December 31, 2001).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Tax losses carried forward expire as follows:

Amount

(in millions
of euros)
Years
2004	34
2005	14
2006	8
2007	135
2008 and thereafter	4,292

Total	4,483

Note 8 — Earnings per share

      Earnings per share is calculated in compliance with IAS 33 (as revised December 2003).

      Basic earnings per share is computed using the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the earnings per share calculation (including shares exchangeable within five years for ADSs).

      In accordance with IAS 33 as revised (paragraph 23), the weighted average number of shares to be issued upon conversion of notes mandatorily redeemable for shares is included in the calculation of basic earnings per share for 2003 and 2002.

      Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income is adjusted for after-tax interest expense relating to convertible and redeemable bonds.

      The dilutive effects of stock option or stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from exercise or purchase, are assumed to be used first to purchase shares at market price. The dilutive effects of notes mandatorily redeemable for shares are calculated on the assumption that the notes will be systematically redeemed for shares (the “if converted method”).

      As a result of the approval received at the shareholders’ meeting held on April 17, 2003, Alcatel’s Class O shares were converted into ordinary shares on a one-for-one basis. The earnings per share amounts for the ordinary shares presented below are therefore restated to include the Class O shares, which are considered to be ordinary shares for all periods presented.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tables below reconcile basic earnings per share to diluted earnings per share for the three years presented:

	Ordinary shares

	Net income (loss)	Number of shares	Per share amount

	(in million of euros)
2003
Basic earnings per share	(1,944)	1,332,364,920	€(1.46)
Stock option plans	—	—
Notes mandatorily redeemable for shares	—	—

Diluted earnings per share	(1,944)	1,332,364,920	€(1.46)

Ordinary shares:

      Consolidated subsidiaries of the Group owned 62,988,536 Alcatel ordinary shares and no share equivalents.

Shares subject to future issuance:

      The number of stock options not exercised as of December 31, 2003 amounted to 119,425,586 shares. These shares, subject to issuance in the future, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s mandatorily redeemable notes (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

	Net income (loss)	Number of shares	Per share amount

	(in million of euros)
2002
Basic earnings per share	(4,745)	1,190,067,515	€(3.99)
Stock option plans	—	—	—

Diluted earnings per share	(4,745)	1,190,067,515	€(3.99)

Ordinary shares:

      Consolidated subsidiaries owned 63,333,004 Alcatel ordinary shares and no share equivalents.

Shares subject to future issuance

      The number of stock options not exercised as of December 31, 2002 amounted to 101,011,736 shares. These shares, subject to issuance in the future, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Ordinary shares

	Net income (loss)	Number of shares	Per share amount

	(in million of euros)
2001
Basic earnings per share	(4,963)	1,158,143,038	€(4.29)
Stock option plans	—	—	—

Diluted earnings per share	(4,963)	1,158,143,038	€(4.29)

Ordinary shares:

      Consolidated subsidiaries owned 74,411,275 Alcatel ordinary shares and no share equivalents.

Shares subject to future issuance:

      The number of stock options not exercised as of December 31, 2001 amounted to 103,340,189 shares. These shares, subject to issuance in the future, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

Note 9 — Goodwill, net

		2003			2002			2001

	Amort.	Gross	Cumulative		Gross	Cumulative
Acquisitions	length	value	amortization	Net	value	amortization	Net	Net

	(in millions of euros)
CFA(a)	20	3,614	(2,451)	1,163	3,614	(2,270)	1,344	1,525
Telettra	20	1,703	(1,320)	383	1,703	(1,279)	424	466
“Optical fibers” and “submarine cables” activities(b)	20	328	(131)	197	328	(115)	213	230
Alcatel Submarine Networks Tel	20	866	(722)	144	926	(761)	165	187
Alcatel Network Systems Inc	20	528	(398)	130	635	(458)	177	235
Alcatel Space	20	1,236	(357)	879	1,148	(177)	971	1,027
Thales	20	261	(76)	185	261	(65)	196	343
Xylan / Packet Engines	20	964	(664)	300	1,415	(933)	482	610
Assured Access	—	—	—	—	287	(287)	—	—
Internet Devices	—	—	—	—	130	(130)	—	—
Innovative Fibers	—	—	—	—	114	(114)	—	56
Alcatel Shanghai Bell	20	142	(7)	135	205	(5)	200	—
Other	5 to 20	755	(432)	323	997	(572)	425	578

Total		10,397	(6,558)	3,839	11,763	(7,166)	4,597	5,257

(a)	Corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s.

(b)	The value of goodwill, net for the optical fibers activity was zero.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     During 2003, changes of gross values and reserves for goodwill were as follows:

				Other
Gross value	31/12/2002	Acquisitions	Disposal	movements	31/12/2003

	(in millions of euros)
CFA	3,614	—	—	—	3,614
Telettra	1,703	—	—	—	1,703
“Optical fibers” and “submarine cables” activities	328	—	—	—	328
Alcatel Submarine Networks Tel	926	—	—	(60)	866
Alcatel Network Systems Inc	635	—	—	(107)	528
Alcatel Space	1,148	88	—	—	1,236
Thales	261	—	—	—	261
Xylan/Packet Engines	1,415	—	—	(451)	964
Assured Access	287	—	—	(287)	—
Internet Devices	130	—	—	(130)	—
Innovative Fibers	114	—	—	(114)	—
Alcatel Shanghai Bell	205			(63)	142
Other	997	88	(80)	(250)	755

Total	11,763	176	(80)	(1,462)	10,397

      Other changes correspond primarily to exchange rate fluctuations and to the removal of fully amortized goodwill.

      In 2002, the Group acquired an additional 18.35% interest in the capital of Alcatel Shanghai Bell, which enabled the Group to assume control of this company in which it had held a 31.65% interest and had previously accounted for under the equity method. As a result, this entity has been fully consolidated since July 1, 2002 and final goodwill of € 142 million was booked at December 31, 2003.

      During the third quarter of 2002, Alcatel disposed of 10.3 million Thales shares, resulting in a decrease of € 166 million in gross goodwill and of € 39 million in cumulative amortization.

      Goodwill of € 632 million in respect of Alcatel Space was booked due to the acquisition, in July 2001, by Alcatel of the remaining 49% interest in Alcatel Space held by Thales. The disposal of Thales shares as a 50% part payment for the minority interest in Alcatel Space reduced the gross value of the goodwill relating to Thales by € 305 million.

      The disposal of 7 million Thales shares in November 2001 reduced the gross value of goodwill related to Thales by € 126 million.

      Historically, Alcatel has not charged goodwill to shareholders’ equity. However, certain acquisitions have been accounted for using the pooling of interests method of accounting for stock-for-stock business combinations (provided for in article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable” (CRC). Details of recent acquisitions accounted for by this method are given below.

      The acquisition of TiMetra during the third quarter 2003 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations (art. 215) was applied to this acquisition. As a result, € 141 million, representing the difference between the acquisition price and the net book value of TiMetra’s assets and liabilities acquired, was charged to shareholders’ equity.

      The acquisition of Telera during the second half of 2002 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was also applied to this

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition. As a result, € 60 million, representing the difference between the acquisition price and the net book value of Telera’s assets and liabilities acquired, was charged to shareholders’ equity.

      The acquisition of Astral Point during the first six months of 2002 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was also applied to this acquisition. As a result, € 162 million, representing the difference between the acquisition price and the net book value of Astral Point’s assets and liabilities, was charged to shareholders’ equity.

      The acquisition of Kymata in September 2001 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was similarly applied to this acquisition. As a result, € 76 million, representing the difference between the acquisition price and the net book value of the assets and liabilities acquired, was charged to shareholders’ equity. As a result of the disposal of Alcatel’s optical components business on July 31, 2003, which occurred less than two years from the date of the original acquisition, goodwill has been reinstated as of January 1, 2003 (see consolidated statement of changes in shareholders’ equity) and fully amortized during the year to income from discontinued operations (restatement of the amortization since the date of acquisition, see Note 5) and to other revenue (expense) (see Note 6).

      In addition to TiMetra, Astral Point and Telera, the pooling of interests method of accounting for stock-for-stock business combinations was also applied to these other acquisitions: DSC, Genesys and Newbridge.

				Changes in
		2003	Exceptional	consolidated	Other
Amortization	31/12/2002	Appropriation	Amortization	companies	movements	31/12/2003

	(in millions of euros)
CFA	2,270	181	—	—	—	2,451
Telettra	1,279	41	—	—	—	1,320
“Optical fibers” and “submarine cables” activities	115	16	—	—	—	131
Alcatel Submarine Networks Tel	761	15	—	—	(54)	722
Alcatel Network Systems Inc	458	19	—	—	(79)	398
Alcatel Space	177	56	40	—	84	357
Thales	65	11	—	—		76
Xylan/Packet Engines	933	27	85	—	(381)	664
Assured Access	287		—	—	(287)	—
Internet Devices	130		—	—	(130)	—
Innovative Fibers	114		—	—	(114)	—
Alcatel Shanghai Bell	5	3	—	—	(1)	7
Other	572	38	46	(26)	(198)	432

Total	7,166	407	171	(26)	(1,160)	6,558

      Other changes correspond primarily to exchange rate fluctuations and to the removal of fully amortized goodwill. The method applied for the goodwill impairment tests performed in 2003 is described in note 1f.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Other intangible assets, net

(a) Changes in other intangible assets

	Gross value

	Software	Other	Total

	(in millions of euros)
December 31, 2000	1,006	340	1,346

Additions	230	44	274
Disposals	(128)	(20)	(148)
Other movements	(146)	(68)	(214)

December 31, 2001	962	296	1,258

Additions	144	6	150
Disposals	(112)	(18)	(130)
Write-offs	(57)	(1)	(58)
Other movements	(308)	(32)	(340)

December 31, 2002	629	251	880

Additions	104	7	111
Disposals	(128)	(25)	(153)
Write-offs	—	—	—
Other movements	(24)	(51)	(75)

December 31, 2003	581	182	763

(b) Changes in accumulated amortization of other intangible assets

	Accumulated amortization

	Software	Other	Total

	(in millions of euros)
December 31, 2000	660	182	842

Amortization charge	162	126	288
Write-backs	(124)	(17)	(141)
Other movements	(134)	(69)	(203)

December 31, 2001	564	222	786

Amortization charge	192	31	223
Write-backs	(108)	(18)	(126)
Write-offs and exceptional amortization charges	(12)	8	(4)
Other movements	(281)	(30)	(311)

December 31, 2002	355	213	568

Amortization charge	111	16	127
Write-backs	(127)	(23)	(150)
Write-offs and exceptional amortization charges	—	—	—
Other movements	(16)	(50)	(66)

December 31, 2003	323	156	479

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Changes in other intangible assets, net

	Net value

	Software	Other	Total

	(in millions of euros)
December 31, 2000	346	158	504

Additions	230	44	274
Net impact of disposals	(4)	(3)	(7)
Amortization charge	(162)	(126)	(288)
Other movements	(12)	1	(11)

December 31, 2001	398	74	472

Additions	144	6	150
Net impact of disposals	(4)	—	(4)
Amortization charge	(192)	(31)	(223)
Write offs and exceptional amortization charges	(45)	(9)	(54)
Other movements	(27)	(2)	(29)

December 31, 2002	274	38	312

Additions	104	7	111
Net impact of disposals	(1)	(2)	(3)
Amortization charge	(111)	(16)	(127)
Write offs and exceptional amortization charges	—	—	—
Other movements	(8)	(1)	(9)

December 31, 2003	258	26	284

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — Property, plant and equipment, net

(a) Changes in property, plant and equipment, gross

	Gross value

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2000	249	2,816	6,911	1,965	11,941

Additions	5	152	684	633	1,474
Disposals	(30)	(133)	(412)	(139)	(714)
Other changes	(35)	(598)	(1,565)	(805)	(3,003)

December 31, 2001	189	2,237	5,618	1,654	9,698

Additions	8	33	168	131	340
Disposals	(4)	(167)	(626)	(230)	(1,027)
Write-offs	(9)	(1)	(85)	(65)	(160)
Other changes	(11)	11	(272)	(343)	(615)

December 31, 2002	173	2,113	4,803	1,147	8,236

Additions	—	9	86	47	142
Disposals	(19)	(229)	(743)	(101)	(1,092)
Write-offs	—	(2)	(26)	—	(28)
Other changes	3	(100)	(532)	(312)	(941)

December 31, 2003	157	1,791	3,588	781	6,317

      Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 1% of the Group’s total property, plant and equipment.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2000	42	1,461	4,657	1,123	7,283

Depreciation charge	2	129	728	135	994
Write-backs	(6)	(92)	(363)	(117)	(578)
Other changes	(27)	(488)	(1,407)	(281)	(2,203)

December 31, 2001	11	1,010	3,615	860	5,496

Depreciation charge	2	111	572	102	787
Write-backs	6	(102)	(542)	(133)	(771)
Write-offs and exceptional depreciation charges	—	129	518	2	649
Other changes	—	(49)	(298)	(77)	(424)

December 31, 2002	19	1,099	3,865	754	5,737

Depreciation charge	1	124	295	58	478
Write-backs	(1)	(75)	(666)	(94)	(836)
Write-offs and exceptional depreciation charges	3	73	127	6	209
Other changes	(1)	(96)	(583)	(91)	(771)

December 31, 2003	21	1,125	3,038	633	4,817

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Changes in property, plant and equipment, net

	Net Value

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2000	207	1,355	2,254	842	4,658

Additions	5	152	684	633	1,474
Net impact of disposals	(24)	(41)	(49)	(22)	(136)
Depreciation charges	(2)	(129)	(728)	(135)	(994)

Other changes	(8)	(110)	(158)	(524)	(800)

December 31, 2001	178	1,227	2,003	794	4,202

Additions	8	33	168	131	340
Net impact of disposals	(10)	(65)	(84)	(97)	(256)
Depreciation charges	(2)	(111)	(572)	(102)	(787)
Write-offs and exceptional depreciation charges	(9)	(130)	(603)	(67)	(809)
Other changes	(11)	60	26	(266)	(191)

December 31, 2002	154	1,014	938	393	2,499

Additions	—	9	86	47	142
Net impact of disposals	(18)	(154)	(77)	(7)	(256)
Depreciation charges	(1)	(124)	(295)	(58)	(478)
Write-offs and exceptional depreciation charges	(3)	(75)	(153)	(6)	(237)
Other changes	4	(4)	51	(221)	(170)

December 31, 2003	136	666	550	148	1,500

      Rental expenses for operating leases for the years ended December 31 were as follows:

	2003	2002	2001

Total	135	162	192

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 — Share in net assets of equity affiliates and net assets and liabilities of discontinued operations

(a) Equity affiliates:

	Percentage owned			Value in millions of euros

	2003	2002	2001	2003	2002	2001

Avanex(1)	26.2	—	—	33	—	—
Shanghaï Bell(2)	—	—	31.7	—	—	233
Altech(3)	—	—	40.0	—	—	10
Thales (formerly Thomson-CSF)(4)	9.5	9.7	15.8	128	129	292
Skybridge	49.9	49.9	49.9	—	—	3
Tesam(5)	—	—	49.0	—	—	—
Atlinks(6)	—	50.0	50.0	—	36	51
Nexans(7)	—	—	20.0	—	—	84
Other (less than € 50 million)	—	—	—	124	141	126

Total share of equity affiliates				285	306	799

Assets, net of liabilities, of discontinued operations(8)				106	—	—

Total				391	306	799

(1)	In connection with the disposal of Alcatel’s optical components business to Avanex completed on August 1, 2003, Alcatel received 28% of the capital of Avanex in consideration for the assets contributed (see note 2). Following capital increases made by Avanex since August 1, 2003, Alcatel’s stake is now 26.2%.

(2)	As a result of the acquisition described in note 2, Alcatel’s stake in Alcatel Shanghai Bell increased from 31.65% to 50% and one vote, and from July 1, 2002 this company is fully consolidated.

(3)	Further to the acquisition of the minority interest, Altech is fully consolidated since October 1, 2002.

(4)	Further to the disposals described in note 2, Alcatel’s stake in Thales decreased from 25.29% to 20.03% in July 2001, to 15.83% in November 2001 and to 9.7% in September 2002. Alcatel confirms nevertheless its position as the largest private shareholder of Thales, with three seats on Thales’ Board of Directors. Due to the Group’s continuing significant influence on this company, Alcatel still accounts for Thales using the equity method. At December 31, 2003, Alcatel’s stake was 9.5% (13.8% in voting rights).

(5)	Tesam is no longer consolidated since April 1, 2001.

(6)	Alcatel’s interest in Atlinks was sold to Thomson in February 2003 (see note 2).

(7)	Following the initial public offering of Nexans described in note 2, Nexans was accounted for under the equity method between January 1, 2001 and October 2002. After the disposal of shares in October 2002 (also described in note 2), Alcatel’s interest in Nexans decreased from 20% to 15% and Alcatel no longer has a significant influence on Nexans. Therefore, Alcatel’s remaining shares are reclassified as marketable securities.

(8)	Relates to disposal in progress of Saft (see note 2 and note 40).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Information on equity affiliates

      Summarized financial information for Thales at December 31:

	2003	2002	2001

	(in millions of euros)
Balance sheet data
Non-current assets	4,276	4,680	5,114
Current assets	14,075	13,529	14,237

Total assets	18,351	18,209	19,351

Shareholders’ equity	2,014	2,139	2,146
Minority interests	43	29	28
Financial debt	2,131	2,376	3,317
Reserves and other liabilities	14,163	13,665	13,860

Total liabilities and shareholders’ equity	18,351	18,209	19,351

Income statement data
Net sales	10,569	11,105	10,268
Income from operations	497	447	471
Net income (loss)	112	111	(366)

      Summarized financial information for Nexans at December 31:

2001

(in millions
of euros)
Balance sheet data
Non-current assets	1,040
Current assets	1,908

Total assets	2,948

Shareholders’ equity	1,096
Minority interests	104
Financial debt	348
Reserves and other liabilities	1,400

Total liabilities and shareholders’ equity	2,948

Income statement data
Net sales	4,777
Income from operations	139
Net income	30

      Aggregated financial information for other equity affiliates as if those entities were fully consolidated:

	2003	2002	2001

	(in millions of euros)
Total assets	712	607	2,998
Shareholders’ equity	336	151	1,188
Net sales	396	295	1,526
Net income	(91)	(70)	(69)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13 — Other investments and miscellaneous, net

At December 31:

	2003			2002	2001

	At cost	Provision	Net value	Net value	Net value

	(in millions of euros)
Investments in:
— listed companies(a)	240	(239)	1	22	238
— unlisted companies	411	(202)	209	245	413

Total	651	(441)	210	267	651

Electro Banque/Customer loans and advances(b)	229	(5)	224	176	384
Other(c)	1,491	(1,103)	388	532	134

Total	2,371	(1,549)	822	975	1,169

(a) Market value:	2003: €8 million

2002: €31 million
2001: €490 million

(b)	See note 28.

(c)	Change between 2001 and 2002 is mainly due to the loan buy-backs from the SVF trust and the inception of a deferred payment related to loans sold to this trust (see note 30b). The 2003 net value reflects a € 820 million reserve on 360 Networks bonds at December 31, 2003 (€ 820 million at December 31, 2002).

     Investments in listed companies at December 31, 2003:

	%	Net	Market	Shareholders’	Net
	interest	value	Value	Equity(a)	Income(a)

	(in percentage and millions of euros)
Loral(b)	2,2%	—	6	(280)	(1,298)
Other (less than € 10 million of net value)		1	2

Total		1	8

(a)	Data set forth is at December 31, 2002 because financial data at December 31, 2003 is generally not published at the closing date of Alcatel’s financial statements.

(b)	Common and preferred shares.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14 — Operating working capital

			Change in	Translation
			consolidated	adjustments
	31/12/2002	Cash flow	companies	and other	31/12/2003

	(in millions of euros)
Inventories and work in progress, net	3,723	(478)	(215)	(620)	2,410
Receivables and related accounts, net(a)	5,808	(1,264)	(112)	(632)	3,800
Advances and progress payments, net	147	(33)	(1)	(7)	106
Advances and customer deposits	(1,482)	206	11	84	(1,181)
Accounts payables and accrued expenses	(4,162)	404	75	66	(3,617)

Operating working capital requirement — gross	4,034	(1,165)	(242)	(1109)	1,518

Valuation allowance	(2,486)		94	978	(1,414)

Operating working capital requirement — net	1,548	(1,165)	(148)	(131)	104

(a)	Customer receivables sold without recourse amounted to € 898 million at December 31, 2003 (€ 1,010 million at December 31, 2002 and € 1,019 million at December 31, 2001).

Note 15 — Inventories and work in progress, net

At December 31:

	2003	2002	2001

	(in millions of euros)
Raw materials and goods	620	1,181	2,242
Industrial work in progress	589	696	1,233
Work in progress on long-term contracts	221	397	539
Finished products	980	1,449	2,255

Gross value	2,410	3,723	6,269

Valuation allowance	(978)	(1,394)	(1,588)

Net value	1,432	2,329	4,681

Note 16 — Trade receivables and related accounts, net

	2003	2002	2001

	(in millions of euros)
Receivables on long-term contracts	744	1,268	2,607
Receivables bearing interest	198	462	835
Other trade receivables	2,858	4,078	5,591

Gross value	3,800	5,808	9,033

Valuation allowance	(436)	(1,092)	(928)

Net value	3,364	4,716	8,105

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17 — Other accounts receivable, net

At December 31:

	2003	2002	2001

	(in millions of euros)
Advances and progress payments	107	147	223
Prepaid taxes	257	351	612
Deferred taxes	2,011	2,156	3,099
Prepaid expenses	234	236	234
Advances made to employees	31	21	35
Other accounts	626	1,162	2,665

Gross value	3,266	4,073	6,868

Valuation allowance	(35)	(36)	(17)

Net value	3,231	4,037	6,851

Note 18 — Marketable securities, net

      Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.

      The market value of these securities, excluding listed securities, was € 1,590 million at December 31, 2003, € 675 million at December 31, 2002 and € 500 million at December 31, 2001.

      Following the disposal of 1,500,000 Nexans shares on October 30, 2002, the remaining interest of the Group in this company was reclassified as listed marketable securities at the market value on the day of the transaction, which was € 44 million. The Group believes that it no longer has a significant influence on this company.

      The market value of the remaining interest in Nexans was € 92 million at December 31, 2003 and € 55 million at December 31, 2002.

Note 19 — Allocation of 2003 result

      The Board of Directors will propose to the shareholders’ ordinary annual general meeting not to distribute any dividends for the December 31, 2003 fiscal year (distributions for previous years: no dividends were distributed for 2002. For 2001: € 0.16 per share on 1,215,254,797 Class A shares existing on January 1, 2001, for an aggregate distribution of € 194 million, and € 0.10 per share on 25,515,000 Class O shares, for an aggregate distribution of € 2.6 million).

      The Board of Directors will also propose to the shareholders’ ordinary annual general meeting to allocate the net loss for the year and part of prior year losses to reserves and additional paid-in capital.

Note 20 — Shareholders’ equity

(a)	Capital increase program for employees with subscription stock option plan

      Under a capital increase program reserved for employees of the Group, approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at a price of € 50 per share. Each share subscribed included the right to receive three options, each exercisable for one Class A share. 275,778 options were granted and are exercisable during a period of one year from July 1, 2004 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beneficiaries who were employees of a member of the Group whose registered office is located in France at the time the options were granted.

(b)	Capital stock and additional paid-in capital:

      At December 31, 2003 and further to the conversion of Class O shares into Class A shares, on a one-for-one basis, as approved at the shareholders’ meeting of April 17, 2003, the capital stock consisted of 1,284,410,224 ordinary shares of nominal value € 2 (1,239,193,498 Class A shares of nominal value € 2 and 25,515,000 Class O shares of nominal value € 2 at December 31, 2002 and 1,215,254,797 Class A shares of nominal value € 2 and 25,515,000 Class O shares of nominal value € 2 at December 31, 2001).

      During 2003, increases in capital stock and additional paid-in capital amounted to € 157 million. These increases relate to the following actions:

—	issuance of 108,632 shares for € 0.8 million corresponding to the exercise of 108,632 options (including additional paid-in capital of € 0.6 million),

—	acquisition of ImagicTV in April 2003, which resulted in the issuance of 3,301,322 shares for € 24 million (including additional paid-in capital of € 18 million). In addition, of the 415,922 bonds redeemable for Alcatel shares issued in this transaction by Coralec (a subsidiary of Alcatel) at a price of € 7.44, to cover the exercise of options and the conversion of notes, 230,000 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of € 2 million, including additional paid-in capital of € 1 million.

—	acquisition of TiMetra in July 2003, which resulted in the issuance of 14,378,738 shares for € 116.2 million (including additional paid-in capital of € 87 million). In addition, of the 3,601,000 bonds redeemable for Alcatel shares issued in this transaction by Coralec (subsidiary of Alcatel) at the price of € 8.08 euros, 1,156,196 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of € 9.3 million, including additional paid-in capital of € 7 million.

—	redemption of 40,000 and 485,000 bonds redeemable for Alcatel shares issued in relation to the acquisitions of Astral Point in 2002 and Kymata in 2001, generating capital increases of € 0.7 million, including additional paid-in capital of € 0.6 million, and € 3.3 million, including additional paid-in capital of € 2.4 million, respectively.

—	redemption of 1,828 bonds issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of € 0.009 million, including additional paid-in capital of € 0.006 million.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Stock options:

      At December 31, 2003, stock option plans were as follows:

					1998	1999	1999-2000
	1996 Plans		1997 Plans		Plan	Plans	U.S. Plans	2000 Plans

	(in number of options)
							USD 21.40
Exercise price	€ 12.96	€ 13.42	€ 19.27	€ 20.95	€ 20.52	€ 28.40	-USD 84.88	€ 48.00	€ 48.00	€ 65.00	€ 64.00

Exercise period
From	01.07.98	01.07.98	01.05.02	11.12.02	09.12.03	08.09.04		01.04.03	01.07.03	13.12.03	13.12.01
								01.04.05	01.07.05	13.12.05	13.12.04
To	31.12.03	31.12.03	31.12.04	31.12.04	31.12.05	31.12.05		31.12.05	30.06.04	31.12.05	12.12.08
								31.12.07	30.06.06	31.12.07	12.12.08

Outstanding at
January 1, 1996	—	—	—	—	—	—	—	—	—
Granted	9,069,500	394,000	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—
Forfeited	(185,000)	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 1996	8,884,500	394,000	—	—	—	—	—	—	—

Granted			8,199,500	367,000	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—
Forfeited	(396,000)	(7,500)	(115,000)	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 1997	8,488,500	386,500	8,084,500	367,000	—	—	—	—	—

Granted	—	—	—	—	11,602,500	—		—	—
Exercised	(2,163,950)	(114,000)	—	—	—	—	—	—	—
Forfeited	(30,500)	(5,000)	(45,000)	(5,000)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 1998	6,294,050	267,500	8,039,500	362,000	11,602,500	—		—	—

Granted	—	—	—	—	—	545,000	7,866,630
Exercised	(1,630,425)	(38,250)	(35,000)	—	—	—	—	—	—
Forfeited	(5,000)	—	(100,000)	(7,500)	(427,250)	—	(143650)	—	—
Expired	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 1999	4,658,625	229,650	7,904,500	354,500	11,175,250	545,000	7,722,980	—	—	—	—

Granted	—	—	—	—	—	—	19,407,838	15,239,250	8,905,804	1,235,500	306,700
Exercised	(1,277,690)	(92,750)	(56,000)	—	—	—	(393,296)	(10,000)	—	—	—
Forfeited	—	—	(112,500)	(2,500)	(412,000)	(46,250)	(3,060,818)	(923,120)	(47,328)	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2000	3,380,935	136,500	7,736,000	352,000	10,763,250	498,750	23,676,704	14,306,130	8,858,476	1,235,500	306,700

Exercised	(732,728)	(1,250)	(15,000)	—	—	—	(261,205)	(3,000)	(376)	—	—
Forfeited	—	—	(30,000)	—	(60,000)	(5,000)	(3,327,376	(161,500)	(122,364)	(130,150)	(3,600)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2001	2,648,207	135,250	7,691,000	352,000	10,703,250	493,750	20,088,123	14,141,630	8,735,736	1,105,350	303,100

Exercised	(6,577)	—	(1,000)	—	—	—	—	—	—	—	—
Forfeited	(12,000)	—	(157,500)	(30,000)	(306,000)	(22,500)	(3,871,401)	(581,075)	(37,684)	(40,000)	(5,100)
Expired	—	—	—	—	—	—	—	—	—	—	—

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					1998	1999	1999-2000
	1996 Plans		1997 Plans		Plan	Plans	U.S. Plans	2000 Plans

	(in number of options)
Outstanding at
December 31, 2002	2,629,630	135,250	7,532,500	322,000	10,397,250	471,250	16,216,722	13,560,555	8,698,052	1,065,350	298,000

Exercised	—	—		—	—	—	—	—	—	—	—
Forfeited	(27,500)	—	(40,000)	(10,000)	(165,000)	(17,500)	(2,797,641)	(320,500)	(6,524)	(32,500)	(86,421)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2003	2,602,130	135,250	7,492,500	312,000	10,232,250	453,750	13,419,081	13,240,055	8,691,528	1,032,850	211,579

	2001 Plans

	(in number of options)
Exercise price	€ 50.00	€ 50.00	€ 41.00	€ 39.00	€ 32.00	€ 19.00	€ 9.00	€ 20.80	€ 9.30	€ 20.80

Exercise period
From	07.03.02	01.07.04	02.04.02	02.04.02	15.06.02	03.09.02	15.11.02	19.12.02	19.12.02	01.01.05
	07.03.05	01.07.05			15.06.05	03.09.05	15.11.05	19.12.05	19.12.05	01.01.06
To	06.03.09	30.06.05	01.04.09	01.04.09	14.06.09	02.09.09	14.11.09	18.12.09	18.12.09	31.12.05
	06.03.09	30.06.06			14.06.09	02.09.09	14.11.09	18.12.09	18.12.09	31.12.06

Granted	37,668,588	275,778	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	935,660
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,075,160)	(825)	(7,050)	—	(19,350)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2001	36,593,428	274,953	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	935,660

Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,271,749)	(2,343)	(5,500)	—	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)	(16,840)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2002	35,321,679	272,610	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600	918,820

Exercised	—	—	—	—	—	—	—	—	(64,444)	—
Forfeited	(6,345,632)	(150)	(24,050)	—	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)	(23,950)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2003	28,976,047	272,460	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406	894,870

	2002 Plans

	(in number of options)
Exercise price	€ 17.20	€ 16.90	€ 14.40	€ 13.30	€ 5.20	€ 3.20	€ 4.60	€ 5.40

Exercise period
From	15.02.03	02.04.03	13.05.03	03.06.03	02.09.03	07.10.03	14.11.03	02.12.03
	15.02.06		13.05.06	03.06.06	02.09.06	07.10.06	14.11.06	02.12.06
To	14.02.10	01.04.10	12.05.10	02.06.10	01.06.10	06.10.10	13.11.10	01.12.10
	14.02.10		12.05.10	02.06.10	01.06.10	06.10.10	13.11.10	01.12.10

Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	—	—	—	—	—	—	—	—
Forfeited	(14,250)	(1,000)	—	(17,660)	(64,250)	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050

Exercised	—	—	—	—	(32,182)	(853)	(3,375)	—
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	—	—	—	—	—	—	—	—

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002 Plans

	(in number of options)
Exercise price	€ 17.20	€ 16.90	€ 14.40	€ 13.30	€ 5.20	€ 3.20	€ 4.60	€ 5.40

Outstanding at
December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800

	2003 Plans

	(in number of options)
Exercise price	€ € 6.70	€ 6.70	€ 7.60	€ 8.10	€ 9.30	€ 10.90	€ 11.20	€ 11.10

Exercise period
From	07.03.04	01.07.06	18.06.04	01.07.04	01.09.04	01.10.04	14.11.04	01.12.04
	07.03.07	01.07.07	18.06.07	01.07.07	01.09.07	01.10.07	14.11.07	01.12.07
To	06.03.11	30.06.07	17.06.11	30.06.11	31.08.11	30.09.11	13.11.11	30.11.11
	06.03.11	30.06.08	17.06.11	30.06.11	31.08.11	30.09.11	13.11.11	30.11.11

Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	—	—	—	—	—	—
Forfeited	(1,583,230)	(17,193)	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at
December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850

      The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company which were the subject of the options (see the following table).

      The following table sets forth the U.S. and Canadian companies, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2003, the weighted average exercise price and the weighted average exercise period.

		Outstanding options			Exercisable options

			Weighted	Weighted
		Number	remaining	average	Amount	Weighted
		outstanding at	exercise period	exercise	exercisable	average
Company	Exercise price	31/12/2003*	(years)	price	at 31/12/2003*	exercise price

Packet Engines	USD 0.29-USD 0.86	14,372	3.89	0.50	14,372	0.50
Xylan	USD 0.05-USD 18.14	2,598,583	4.06	8.69	2,596,207	8.69
Internet Devices Inc.	USD 0.26-USD 1.17	26,480	4.83	0.89	26,480	0.89
DSC	USD 16.57-USD 44.02	113,003	2.67	30.78	113,003	30.78
Genesys	USD 0.01-USD 41.16	4,066,893	5.27	20.41	4,048,505	20.32
Newbridge	USD 11.72-USD 52.48	6,331,420	3.76	33.35	6,331,420	33.35
Astral Point	EUR 0.29-EUR 58.71	439,540	7.44	17.08	308,395	19.57
Telera	EUR 0.43-EUR 6.36	273,596	7.06	5.44	196,757	5.13
Imagic TV	EUR 2.84-EUR 64.68	198,955	3.26	13.35	114,429	14.54
TiMetra	EUR 0.53-EUR 7.97	2,858,957	6.58	4.43	772,715	0.61

Total number of options		16,921,799			14,522,283

*	In number of Alcatel shares.

     Except in the case of Astral Point, Telera, Imagic TV and TiMetra, upon exercise, Alcatel will not issue new ADSs (or, consequently, shares); the options set forth in the above table entitle the holders to purchase existing ADSs held by Group subsidiaries.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The existing option plans of Alcatel Optronics U.K. Ltd (formerly Kymata Ltd) acquired in September 2001, provided for the issuance of up to 402,595 class O ADSs or Alcatel O shares at an exercise price ranging from € 0.80 to € 35.15. As part of the disposal of its optical components business, these stock option plans were transferred to Avanex.

(d) Distributable retained earnings

      Not all consolidated retained earnings are available for the distribution of dividends, due primarily to the impact of consolidation adjustments. At December 31, 2003, Alcatel, the parent company, had distributable retained earnings of € 1,873 million. Distributable retained earnings were € 0 million at December 31, 2002 and € 5,594 million at December 31, 2001.

(e) Treasury stock

      Alcatel has established a buy-back program authorized at the shareholders’ ordinary annual general meetings held on May 3, 2001, April 18, 2002 and April 17, 2003, both for the class A shares and class O shares, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchases may only relate up to a maximum of 10% of the capital stock over a period of up to 18 months from the most recent shareholders’ general meeting. As part of this program, no shares had been purchased as of December 31, 2003 (no shares had been purchased as of December 31, 2002 and 30,343,255 shares had been purchased as of December 31, 2001 for a total of € 565 million).

      Alcatel shares owned by Group consolidated subsidiaries, which amounted to € 1,728 million at December 31, 2003 (€ 1,734 million at December 31, 2002 and € 1,842 million at December 31, 2001), are deducted at cost from consolidated retained earnings.

Note 21 — Minority interests

(in millions of euros)

Balance at December 31, 2000.	435

Other changes(a)	(221)
Minority interests in 2001 income	5

Balance at December 31, 2001.	219

Other changes(b)	106
Minority interests in 2002 income	18

Balance at December 31, 2002.	343

Other changes	—
Minority interests in 2003 income	20

Balance at December 31, 2003.	363

(a)	Of which € (48) million related to the disposal of Nexans and € (160) million related to the buy-back of the minority interests of Alcatel Space.

(b)	Of which € 252 million related to the consolidation of Alcatel Shanghai Bell.

Note 22 — Notes mandatorily redeemable for shares

      On December 19, 2002, Alcatel issued 120,786,517 notes, of nominal value € 5.34 each, mandatorily redeemable for new or existing shares (ORANE) (one share for one bond), for a total amount of € 645 million, with a maturity date of December 23, 2005. The notes carry an annual interest rate of

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to € 1.09115 for each bond.

      For the repayment of the ORANEs, Alcatel may either issue new shares, use treasury shares held by consolidated companies, or shares acquired not for cash but in connection with restructuring operations.

      During 2003, 2,338 bonds were repaid by issuance of 1,828 shares (the difference corresponding to the reimbursement of prepaid interest by the bondholders).

      Interest due on the ORANEs for 2003 amounted to € 47 million. Pre-paid interest of € 83 million is recorded in other accounts receivable and is shown in the Consolidated Statements of Cash Flows under the heading “Net cash provided (used) by operating activities (increase / decrease in other receivables and debts)”.

Note 23 — Pensions, retirement indemnities and other post-retirement benefits

      In accordance with the laws and customs of each country, the Group provides to its employees pension plans, medical insurance and reimbursement of medical expenses. In France, Group employees benefit from a retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.

      Over and above state pension plans, the plans can be defined contribution plans or defined benefit plans. In the latter case, the plans are wholly or partially funded by assets solely to support such plans (securites, bonds, insurance contracts or other types of dedicated investments).

(1)	State plans

      In certain countries, and more particularly in France and Italy, the Group participates in state plans, for which contributions expensed correspond to the contributions due to the state organizations.

(2)	Defined contribution plans

      The benefits paid out depend solely on the amount of contributions paid into the plan and the investment returns arising from the contributions. The Group’s obligation is limited to the amount of contributions that are expensed.

(3)	Defined benefit plans

      Independent actuaries calculate annually the Group’s obligation in respect of these plans, using the projected unit credit method. Actuarial assumptions comprise mortality, rates of employee turnover and projection of future salary levels. Future estimated benefits are discounted using discount rates appropriate to each country. The discount rates are determined by reference to market yields on government bonds and high quality corporate bonds.

      These plans have differing characteristics:

—	perpetual annuity: the retirees benefit from the receipt of a pension during the whole of their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States.

—	lump-sum payment on the employee’s retirement or departure: in France, an employee leaving for retirement benefits from an end-of-career indemnity. In Italy, an employee departing from the Group receives a TFR indemnity (“trattamento di fine rapporto”).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	post-employment medical care during retirement: in the United States, Alcatel contributes to plans that reimburse medical expenses of retired employees.

(a) Pensions and retirement indemnities

      Pensions and retirement obligations are determined in accordance with the accounting principles presented in note 1i).

      For defined benefit plans requiring an actuarial valuation, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2003, 2002 and 2001 are as follows (the rates indicated are weighted average rates):

	2003	2002	2001

Discount rate	4.81%	5.75%	5.93%
Future salary increases	3.55%	3.72%	3.89%
Expected long-term return on assets	4.50%	4.47%	5.13%
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years	15 years

      The above rates are broken down by geographical segment as follows for 2003 and 2002:

			Expected long-term
	Discount rate	Future salary increases	return on assets

2003
France	4.30%	2.25%	3.42%
Germany	4.80%	3.00%	5.81%
Rest of Europe	4.83%	4.27%	4.02%
North America	5.28%	4.00%	7.01%
Other	5.12%	4.19%	4.92%

2002
France	5.50%	2.57%	5.00%
Germany	6.00%	2.98%	7.00%
Rest of Europe	5.36%	4.64%	3.59%
North America	6.50%	4.93%	7.40%
Other	6.45%	5.11%	5.98%

      The discount rates are obtained by reference to market yields on high quality bonds having maturity dates equivalent to those of the plans.

      The returns on plan assets depend upon the make-up of the investment portfolio, the maturity dates of the assets and the expected future performance.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Components of net periodic cost:

	2003	2002	2001

	(in millions of euros)
Service cost	96	138	130
Interest cost	153	180	181
Expected return on plan assets	(95)	(110)	(121)
Amortization of transition obligation	(2)	(2)	(1)
Amortization of prior service cost	5	5	4
Amortization of recognized actuarial gain/(loss)	(19)	(11)	4
Effect of curtailments	(55)	(35)	(3)
Effect of settlements	23	23	41
Special termination benefits	1	(1)	(4)

Net periodic benefit cost	107	187	231

Of which operational costs	37	117	171
financial costs	70	70	60

      The change in the obligation recorded in the balance sheet is as follows:

	2003	2002	2001

	(in millions of euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	3,270	3,305	4,080
Service cost	96	138	131
Interest cost	153	180	181
Plan participants’ contributions	5	8	8
Amendments	23	101	23
Business combinations	—	1	8
Disposals	(36)	(157)	(741)
Curtailments	(73)	(73)	—
Settlements	(65)	(44)	(90)
Special termination benefits	1	(1)	(5)
Actuarial loss/(gain)	211	139	(143)
Benefits paid	(186)	(250)	(184)
Other (foreign currency translation)	(117)	(77)	37

Benefit obligation at end of year	3,282	3,270	3,305

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

	(in millions of euros)
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	2,137	2,281	2,904
Actual return on plan assets	91	(36)	(47)
Employers’ contribution	68	103	81
Plan participants’ contributions	5	8	8
Amendments	4	78	15
Business combinations	—	19	(1)
Disposals	(5)	(71)	(478)
Curtailments	(3)	—	—
Settlements	(61)	(83)	(100)
Benefits paid/Special termination benefits	(108)	(129)	(133)
Other (foreign currency translation)	(78)	(33)	32

Fair value of plan assets at end of year	2,050	2,137	2,281

Funded status	(1,232)	(1,133)	(1,024)

Unrecognized actuarial loss/(gain)	162	45	(118)
Unrecognized transition obligation	(3)	2	(6)
Unrecognized prior service cost	63	70	28
NET AMOUNT RECOGNIZED	(1,010)	(1,016)	(1,120)

Actuarial obligation excluding effect of salary increases	2,825	2,852	2,839
Effect of salary increases	457	418	466

Benefit obligation at end of year	3,282	3,270	3,305

      The unfunded status, which amounted to € 1,232 million at December 31, 2003 (€ 1,133 million at December 31, 2002 and € 1,024 million at December 31, 2001), relates primarily to France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, external funding is not a common practice as, in those countries, most pension are fulfilled by defined contribution plans or no specific funding is required by law. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans.

      Plan assets are invested as follows :

	Private and	Equity	Marketable	Property
	public bonds	shares	securities	assets	Total

	(in millions of euros and percentage)
2001	912	950	201	218	2,281
	40%	41%	9%	10%	100%

2002	952	597	390	198	2,137
	45%	28%	18%	9%	100%

2003	845	546	372	287	2,050
	41%	27%	18%	14%	100%

      The investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity shares cannot exceed 80% of plan assets and no individual equity share may

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

represent more than 5% of total equity shares within the plan. The equity shares held by the plan must be listed on a recognized exchange.

      The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.

      Marketable securities must also have a long-term minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.

(b) Other post-retirement benefits

      The recording of a provision for other post-retirement benefits is not mandatory under French GAAP. These post-retirement benefits or obligations relate primarily to North American employees for medical insurance and life insurance. Such benefits are only recorded in the financial statements prepared in accordance with U.S. GAAP.

      However, in accordance with the “Conseil National de la Comptabilité” (CNC)’s recommendation n 2003-R1, and in view of the changeover in 2005 to International Financial Reporting Standards to be adopted by all European listed companies (standards under which the recording of such post-retirement benefits is mandatory), it is envisaged to account for such benefits with effect from January 1, 2004. Early accounting for these obligations as of 2003 has been excluded due to significant changes to the initial agreements that occurred at the end of 2003; the accounting treatment of such changes was under review at year-end.

      At December 31, 2003, before taking into account positive impacts arising from the changes to the above-mentioned initial agreements, these deferred obligations represented an after-tax amount of € 51 million (€ 56 million at December 31, 2002 and € 61 million at December 31, 2001).

Note 24 — Other reserves

(a) Balance at closing

	2003	2002	2001

	(in millions of euros)
Reserves for product sales	1,203	1,489	1,818
Reserves for restructuring	1,068	919	1,113
Other reserves	778	893	1,223

Total	3,049	3,301	4,154

      Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.

      In 2003, and following the CNC’s recommendation n 2003-R1, long-service awards to employees are accounted for in other reserves (see note 1), resulting in an impact in other expense of € 34.2 million (accounted for at January 1, 2003) and a reduction in the reserve for 2003 of € 0.3 million (accounted for in income (loss) from operations).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Change during 2003

					Change in
					consolidated
	31/12/02	Appropriation	Used	Reversals	companies	Other	31/12/03

	(in millions of euros)
Reserves for product sales	1,489	604	(331)	(453)	(52)	(54)	1,203
Reserves for restructuring	919	1,181	(980)	(21)	(20)	(11)	1,068
Other reserves	893	141	(106)	(105)	(91)	46	778

Total	3,301	1,926	(1,417)	(579)	(163)	(19)	3,049

Effect on the income statement (net of expenses booked):
— income from operations		(619)		475			(144)
— financial income		(40)		18			(22)
— restructuring costs		(1,181)		21			(1,160)
— other revenue (expense)		(70)		56			(14)
— taxes		(16)		9			(7)

Total		(1,926)		579			(1,347)

(c) Analysis of reserves for restructuring

	2003	2002	2001

	(in millions of euros)
Opening balance	919	1,113	442

Expensed during year	(980)	(1,105)	(665)
New plans and adjustments to previous estimates(a)	1,160	1,081	1,389
Effect of acquisition (disposal) of consolidated subsidiaries	(20)	(41)	(62)
Currency translation adjustments and others	(11)	(129)	9

Closing balance	1,068	919	1,113

(a)	In 2003, restructuring costs amounted to € 1,314 million, of which € 154 million related to asset write-offs and € 1,160 million related to new plans and adjustments to previous estimates (in 2002, restructuring costs amounted to € 1,474 million, of which € 393 million related to asset write-offs and € 1,081 million related to new plans and adjustments to previous estimates).

     For 2003, restructuring reserves related mainly to costs linked to continuing layoffs in France, Italy, Spain, Germany and the United States.

      For 2002, the restructuring reserves concern mainly :

—	Costs linked to the continuation of restructuring in the United States (carrier networking activities).

—	Costs linked to the continuation of layoffs in European activities (carrier networking activities).

—	Costs linked to restructuring in optics division, mainly optronics and optical fiber.

      For 2001, the restructuring reserves concern mainly :

—	Costs relating to outsourcing of Alcatel’s GSM handsets to Flextronics (the € 87 million receivable from disposal of inventories to Flextronics is recorded in “other accounts receivable”).

—	Severance costs and asset write-offs linked to restructuring in the U.S.

—	Closing costs of the factory of Saft in Tijuana, Mexico.

—	Costs relating to the announced reorganization of the optics division.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	Costs linked to restructuring in European activities.

Note 25 — Financial debt

      On December 31, 2003, outstanding Alcatel bonds amounted to € 4,804 million compared to €5,325 million a year before. This is the result of the following transactions in 2003:

		Maturing in	Maturing after
		2003	2003

		(in millions of euros)
Convertible bond issue (OCEANE)	1,022	—	1,022

• Tender offer to repurchase bonds	(342)	—	(342)
• Buy-back of bonds from the market	(645)	(287)	(358)
• Repayments	(556)	(556)	—

Total repurchases, buy-backs and repayments	(1,543)	(843)	(700)

(a) Analysis of debt by type

	2003	2002	2001

	(in millions of euros)
Convertible bonds	1,022	—	—
Bonds	3,782	5,325	5,969
Bank loans and overdrafts	313	244	1,454
Capital lease obligations	57	80	105
Accrued interest	119	134	147

Total	5,293	5,783	7,675

Convertible bonds:

      On June 12, 2003, Alcatel issued 63,192,027 bonds having a nominal value of € 16.18 each, convertible into new or existing Alcatel ordinary shares (OCEANE) for a total value of € 1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.

Other bonds:

      During 2003, € 987 million of bonds were repurchased and cancelled. These buy-backs are detailed in the following notes.

2003 tender offer to repurchase bonds

      Following the issuance of bonds convertible into new or existing Alcatel ordinary shares (OCEANE) referred to above, and with the aim of extending the maturity dates of its financial debt, Alcatel announced on June 16, 2003 a tender offer to bondholders to repurchase part of the bonds of three debt issues maturing in 2004 and 2005. This offer, which began on June 16, 2003, was made by way of bookbuilding by institutional investors, followed by a fixed price offer to individuals. By the expiration date of the offer, Alcatel had purchased € 352 million of bonds, having a nominal value of € 342.3 million. The difference between the purchase price and the nominal value has been included in financial income (loss).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The result of this offer is set out in the following table:

Nominal value
Repurchased bonds	repurchased

5,75% FRF due February 2004	€72,722,746
5% EUR due October 2004	€108,912,000
5,875% EUR due September 2005	€160,701,000

      The offer closed on July 7, 2003.

Other changes in 2003:

      In addition to the tender offer to repurchase bonds, certain other bonds were subject to buy-back and cancellation in 2003, amounting to € 642 million, corresponding to a nominal value of € 645 million, detailed as follows:

Maturity date	Nominal value repurchased

September 2003	€287,167,000
February 2004	€30,902,972
October 2004	€31,855,000
September 2005	€45,878,000
December 2006	€110,025,000
March 2007	€35,342,277
February 2009	€103,250,000

      The difference between the repurchased amount and the nominal value was also included in financial income (loss).

      Other changes for 2003 were as follows:

—	Repayment on September 12, 2003 of the residual € 271 million on € 600 million in floating rate bonds issued by Alcatel in September 2000,

—	Repayment on October 22, 2003 of the residual € 284 million on € 305 million in bonds at a fixed rate of 6.375% issued by Alcatel in October 1993.

      The main changes for 2002 were as follows:

—	Repayment on March 20, 2002 of the residual Yen 28 billion (€ 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

—	Repayment on June 20, 2002 of the residual € 315 million on € 600 million in floating rate bonds issued by Alcatel in June 2000,

—	Buy-back and cancellation of bonds in the amount of € 86 million (€ 41 million related to bonds maturing in September 2003, € 21 million related to bonds maturing in October 2003, € 17 million related to bonds maturing in February 2004 and € 7 million related to bonds maturing in February 2009).

      The main changes for 2001 were as follows:

—	Issuance by Alcatel, on December 7, 2001, of € 1.2 billion in bonds at a 7% fixed rate and maturing on December 7, 2006.

—	Issuance by Alcatel, on December 3, 2001, of an additional € 120 million of the € 1 billion bonds issued in February 1999, bearing interest at a rate of 4.375% and maturing on February 17, 2009.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	Issuance of a 40 million Singapore dollars in bonds (€ 25 million) bearing interest at a 4% rate and maturing on October 11, 2004.

—	Repayment on October 31, 2001, of Yen 2 billion (€ 18 million) on Yen 30 billion in bonds (€ 280 million) issued by Alcatel in March 2000 and maturing on March 20, 2002.

—	Repayment on December 20, 2001, of € 285 million on € 600 million in bonds with a floating rate (Euro OverNight Index Average + 24 basis points) issued by Alcatel on June 20, 2000 and maturing on June 20, 2002.

(b) Analysis by maturity date

2003

(in millions of euros)
Short-term financial debt	883

2005	847
2006	1,308
2007	223
2008	—
2009 and thereafter	2,032

Long-term financial debt	4,410

Total	5,293

(c) Debt analysis by rate

	2003		2002

	Before hedging	After hedging	Before hedging	After hedging

		(in millions of euros)
Total fixed rate debt	5,100	1,297	4,927	1,800
Total floating rate debt	193	3,996	856	3,983

Total	5,293	5,293	5,783	5,783

      At December 31, 2003, the weighted average interest rate of financial debt before accounting for hedging instruments was 5.6%.

      At December 31, 2003, the weighted average interest rate of financial debt after accounting for hedging instruments was 4%.

(d) Debt analysis by currency

	2003		2002

	Before hedging	After hedging	Before hedging	After hedging

		(in millions of euros)
Euro	5,143	5,161	5,597	3,530
U.S. dollar	86	86	90	2,093
Other	64	46	96	160

Total	5,293	5,293	5,783	5,783

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Fair value

      The fair value of Alcatel’s debt is determined for each loan by discounting the future cash flows using a discount rate corresponding to bond yields at end of the year, adjusted by the Group’s credit rate risk. The fair value of the interest rate derivatives designated as hedging instruments for the debt has also been calculated by discounting the future cash flows using interest rates current at year-end. The carrying value of bank overdrafts represents a satisfactory estimate of their fair value.

      At December 31, 2003, the fair value of debt before hedging amounted to € 5,574 million. After hedging, the fair value amounts to € 5,409 million.

(f) Credit rating and financial covenant

      As of January 12, 2004, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	B+	B	Stable	August 11, 2003
Moody’s	B1	Not Prime	Stable	December 5, 2003

      During 2003, the two agencies decided to revise their rating outlook for Alcatel from negative to stable.

Recent history of Alcatel’s long-term debt credit rating

Date

Standard & Poor’s

Date

Moody’s

August 11, 2003	B+	Outlook Stable	December 5, 2003	B1	Outlook Stable
October 4, 2002	B+	Outlook Negative	November 20, 2002	B1	Outlook Negative
July 12, 2002	BB+	Outlook Negative	July 9, 2002	Ba1	Outlook Negative
November 13, 2001	BBB	Outlook Negative	February 18, 2002	Baa2	Outlook Negative

Rating clauses affecting Alcatel debt at December 31, 2003

      Alcatel’s short-term debt rating allows a very limited access to the commercial paper market. Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings move back to investment grade.

Syndicated facility

      On April 9, 2002, Alcatel closed a € 2,075 million syndicated credit facility available for general corporate purposes. At the same time, the existing outstanding undrawn bilateral credit lines were cancelled. The facility comprised a three-year tranche of € 1,375 million and a 364-day tranche of € 700 million that expired, undrawn, on April 9, 2003.

      The availability of this syndicated credit facility of € 1,375 million is not dependent upon Alcatel’s credit ratings. At December 31, 2003, the credit facility had not been drawn and remained undrawn at the date of approval of the financial statements by the Board of Directors. Alcatel’s ability to draw on this

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facility is conditioned upon its compliance with certain financial covenants (which are identical to the financial covenants relating to the SVF trust vendor financing securitization program). The facility contains two financial covenants, the first is a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to the capacity of Alcatel to generate sufficient cash to repay its debt. Alcatel was in compliance with these financial covenants at December 31, 2003. As the Group had cash and cash equivalents in excess of its gross financial debt at December 31, 2003, the above-mentioned ratios were not applicable at year-end.

Note 26 — Market-related exposures

      The Group has a centralized treasury management in order to minimize the Group’s exposure to market risks, including interest rate risk, foreign exchange risk, and counterparty risk. The Group uses derivative financial instruments primarily to manage its exposure to fluctuations in interest rates and foreign exchange rates.

      Almost all of Alcatel’s debt is issued in euros. Interest rate derivatives are used to convert fixed rate debt into floating rate debt in order to reduce the Group’s net exposure to interest rate risk.

      In the context of its business, the Group is exposed to foreign exchange rate risk on commercial bids in progress and on firm commitments denominated in foreign currencies. The currency derivative financial instruments that are entered into are primarily directed at protecting the Group from adverse fluctuations in the value of its underlying commitments.

      Firm commercial contracts or other firm commitments are hedged by forward foreign exchange transactions, while commercial bids, which are not firmly committed, are hedged by currency options. The duration of such bids does not usually exceed 18 months.

      The Group controls credit risk related to these financial instruments through credit approval procedures, investment limit authorizations and centralized treasury policies, but does not require pledges of collateral or other guarantees to cover the risks linked to these financial instruments. Because of the diversity of its customers and their diverse geographical locations, management believes that the credit risk relating to customers is limited and that there is no risk of significant credit concentration.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A — Interest rate risk

      Derivative financial instruments held at December 31, 2003 are intended to reduce the cost of debt and to hedge interest rate risk. As of December 31, 2003, outstanding interest rate derivatives have the following characteristics:

(a) Outstanding interest rate derivatives at December 31, 2003

Analysis by type and maturity date

	2003

	Contract notional amounts
	Maturity date					2002

	Less than	1 to 5	After 5		Market		Market
	one year	years	years	Total	value	Total	value

	(in millions of euros)
Interest rate swaps
Pay fixed rate	1,286	326	95	1,707	(42)	4,210	(158)
Pay floating rate	1,449	3,098	1,016	5,563	204	6,127	272
Caps
Buy	12,774	1,832	—	14,606	3	23,849	24
Sell	12,774	1,050	—	13,824	—	22,814	(24)
Floors
Buy	9,056	396	—	9,452	100	18,024	335
Sell	9,056	396	—	9,452	(100)	18,069	(335)
Forward rate agreements
Buy	500	100	—	600	(1)	288	—
Sell	500	100	—	600	1	238	—
Options on interest rate swaps USD Libor
Buy	—	871	—	871	7	1,049	5
Sell	—	871	—	871	(7)	954	(5)

(b) Interest rate sensitivity

      An immediate increase in interest rates of 1%, applied to financial assets and liabilities and related hedging instruments, would decrease interest expense by € 15 million.

      An increase of 1% in the interest rate curve, applied to financial debt and related hedging instruments, would have a positive impact of € 62 million on the market value of the financial debt.

B — Currency risk

      The financial instruments held or issued at December 31, 2003 are hedges of exchange risks arising from payables or receivables, either commercial or financial, and known future transactions as of the year-end. The latter mainly relate to commercial bids expressed in foreign currency. Most of the currency derivatives mature within one year.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, off balance sheet financial instruments held to manage currency risk were as follows:

Outstanding currency derivatives at December 31, 2003

	2003					2002

	U.S.	Pound			Market		Market
	dollar	sterling	Other	Total	value	Total	value

	(in millions of euros)
Buy/Lend currency
Forward exchange contracts	1,128	246	772	2,146	(74)	2,754	(96)
Short-term exchange swaps	73	—	90	163	(6)	462	(9)
Cross currency swaps	—	—	19	19	(6)	34	(1)
Currency option contracts:
— Buy call	917	889	566	2,372	140	1,502	74
— Sell put	520	151	717	1,388	(55)	755	(50)
Sell/Borrow currency
Forward exchange contracts	2,157	456	552	3,165	235	4,041	300
Short-term exchange swaps	455	142	210	807	27	3,670	133
Cross currency swaps	73	—	—	73	27	1,134	214
Currency option contracts:
— Sell call	805	912	587	2,304	(146)	1,802	(74)
— Buy put	1,068	131	718	1,917	73	1,309	71

C — Fair value of cash and cash equivalents net of financial debt

	2003

	Carrying	Fair
	value	value

	(in millions of
	euros)
Assets
Marketable securities, net	1,635	1,683
Cash	4,634	4,634
Liabilities
Convertible bonds	(1,022)	(1,148)
Bonds and notes issued	(3,782)	(3,929)
Other borrowings	(489)	(497)
Interest rate derivatives	—	165

Cash and cash equivalents net of financial debt	976	908

      The fair value of all listed financial instruments is based on the quoted market price on the last trading day of the year.

      Fair values for non-listed financial instruments have been estimated using one or more models that indicate a value based on estimates of quantifiable “market” characteristics. As a result of the subjective nature and the limitations of such estimates, the values presented for non-listed financial instruments may differ substantially from those that could have been actually realized at December 31, 2003. Fair values given are based on the interest rates prevailing as at December 31, 2003 and minor changes in assumptions

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

concerning both these rates and future cash flows and/or changes on methodologies could have a material effect on the estimated values.

      For non-listed instruments, the following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate value:

Instruments used to manage interest rates:

      The fair values of these instruments have been obtained by discounting the future estimated interest differential cash flows, at the current market interest rate at the end of 2003. For option-type instruments, the fair values have been estimated by obtaining a market price from a third party bank and/or models widely used by the financial community.

Currency swaps:

      The fair values have been estimated as the difference between the current, year-end rate and the future rate specified in the swap agreement.

Currency and interest rate swaps:

      The estimate of fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The present values calculated have been converted at the year end rate and netted to give an estimated fair value.

Currency options:

      The fair values have been estimated by requesting the price of an option to exactly close out the position held from a third party bank or by using a well-known quotation software.

Investments:

      For non-listed investments, the estimated fair value is given as the Group’s share of the net asset value.

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

D — Stock market risk

      Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (see note 13).

      As of December 31, 2003, no transactions are in progress on Alcatel shares or on other shares held by Alcatel.

Note 27 — Customers’ deposits and advances

	2003	2002	2001

	(in millions of euros)
Advance payments received on long-term contracts	842	1,024	1,101
Other deposits and advances received from customers	339	458	592

Total customers’ deposits and advances	1,181	1,482	1,693

Note 28 — Debt linked to the bank activity

	2003	2002	2001

	(in millions of euros)
Debt linked to the bank activity	224	246	660

      Corresponds to the amount of customer loans and advances presented under the captions “Other investments” and “Other accounts receivable”:

—	2003: “Other investments” were € 224 million (note 13).

—	2002: “Other investments” were € 176 million (note 13) and under “Other accounts receivable” € 70 million.

—	2001: “Other investments” were € 384 million (note 13) and under “Other accounts receivable” € 276 million.

Note 29 — Other payables

      Analysis is as follows:

	2003	2002	2001

	(in millions of euros)
Accrued payables and other	1,330	2,354	3,983
Wages, salaries and other social payables	913	1,001	918
Accrued taxes	361	380	642
Deferred taxes	71	112	529
Dividends to be paid	—	—	197
Government grants	45	48	49

Total	2,720	3,895	6,318

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 30 —	Contractual obligations and disclosure related to off balance sheet commitments

(a)	Contractual obligations

      The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheet.

	Maturity date

	Less than			After
	one year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Contractual cash obligations
Financial debt (excluding capital leases)	877	2143	203	2,013	5,236
Capital lease obligations	6	12	20	19	57

Sub-total — included in Balance Sheet	883	2155	223	2,032	5,293

Operating leases	115	176	191	130	612
Commitments to purchase fixed assets	22	—	—	—	22
Unconditional purchase obligations(1)	290	154	—	—	444

Sub total — Commitments	427	330	191	130	1,078

(1)	Other firm commitments result mainly from purchase obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(b)	Off balance sheet commitments

      Commitments given as a result of the usual activity of the Group are as follows:

      Only performance guarantees issued by financial institutions are presented in the table below. The figures published in 2002 and 2001 also included guarantees given by Group parent companies in respect of their subsidiaries’ contracts which, in accordance with current practice, are no longer considered to represent an off balance sheet commitment of the Group. These amounted to € 5,743 million and € 6,679 million at December 31, 2002 and 2001, respectively.

	2003	2002	2001

	(in millions of euros)
Guarantees given on contracts made by entities within the Group or by non-consolidated subsidiaries(a)	2,106	2,787	3,067
Discounted notes receivable and other	25	14	63
Other contingent commitments	702	833	1004

Sub-total — Contingent commitments	2,833	3,634	4,134

Debt security interests granted and other debt guarantees	157	262	236
Guarantees on cash pooling	652	807	1390

Total	3,642	4,703	5,760

(a)	Estimated amount for 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     No material commitments are omitted from this note 30 in accordance with current accounting practice.

Contingent commitments

	Deadline

	Less than			After
	one year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Contingent commitments
Guarantees on Group contracts(1)	1,181	352	96	152	1,781
Guarantees on third party contracts	129	130	58	8	325
Discounted notes receivable and other	25	—	—	—	25
Other contingent commitments	344	28	26	304	702

Total	1,679	510	180	464	2,833

Counter guarantees received	199	146	33	51	429

(1) Reflected in balance sheet					928

      The amounts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) that the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse provisions in the guarantees or guarantees given by customers for the Group’s benefit, which are included in the “counter guarantees received” line.

      Commitments related to product warranties, pension and end-of-career indemnities are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts. For more information concerning litigation, see note 33.

      Guarantees given on Group long-term contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in the table “Guarantees granted on borrowings and advance payments received such as security interests” of this note). Alcatel gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the subsidiary contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the caption “product sale reserves” (see note 24) or in inventory reserve. The amounts concerned are given in the preceding table in the specific line item “(1) Reflected in balance sheet”.

      Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees on Group contracts” as long as the legal release of the guarantee has not been obtained.

      Additionally, most of the performance guarantees given to Group customers are insured. The evaluation of risk related to guarantees should take into account the insurance proceeds that may be received in case of a claim.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Guarantees given on third party long-term contracts could contingently require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was € 3 million at December 31, 2003 (€ 5 million at December 31, 2002).

Guarantees granted on debt, advance payments received and security interests granted

	Deadline

	Less than			After 5
Guarantees on borrowings and advance payments received	one year	1-3 years	4-5 years	years	Total

	(in millions of euros)
Security interests granted	28	11	32	5	76
Other guarantees given	67	—	—	14	81

Total	95	11	32	19	157

Net book value of assets given in guarantee:
— financial assets	24	11	32	5	72
— other assets	4	—	—	—	4

Guarantee on cash pooling

      Not included in the preceding table is the guarantee granted to the bank that implements the Group cash pooling. This guarantee cover the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel Central Treasury accounts and subsidiaries’ accounts. As of December 31, 2003, this guarantee was valued at € 0.7 billion (€ 0.8 billion as of December 31, 2002 and € 1.4 billion as of December 31, 2001).

Other specific commitments linked to significant operations

      SVF trust program (all references to “$” in this section refer to U.S. dollars)

      In 1999, Alcatel launched a vendor financing securitization program, called the SVF trust, which was amended in May 2003, following previous amendments in June 2000 and May 2002.

      The principal changes made in May 2003 were as follows:

•	The revolving period of the program has been extended from May 14, 2004 to April 16, 2007, meaning that Alcatel can sell new receivables to the program until that date. As initially foreseen, Alcatel expects to fully repay the program (through a repurchase of the remaining receivables) by the end of the fifth year from May 14, 2002. The notional amortization of the amount sold, which was to occur beginning May 14, 2004, prior to the May 2003 amendment, has been replaced by a reduction in the program size, as described below, and by a one-month amortization period, which will now run from April 16, 2007 to May 14, 2007.

•	The program size was reduced to $ 698.4 million effective May 14, 2003 and was scheduled in the amendment to be further reduced on each anniversary date to the following amounts:

May 2004	$575 million
May 2005	$450 million
May 2006	$350 million

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsequent to the amendment, Alcatel made a voluntary election to reduce the program size to $ 575 million effective December 31, 2003. The scheduled reductions in May 2005 and 2006 remain unaffected.

      To the extent that the level of receivables sold exceeds the ceiling amounts set forth above at any anniversary date, Alcatel would be required to purchase for cash a promissory note from the SVF trust for the difference.

      The other characteristics of the program remain unchanged and are as follows:

•	A syndicate of 13 banks, which provides a backstop liquidity facility available on a 364-day basis, supports the SVF program. Prior to October 7, 2002, the SVF trust was principally funded through a Citibank commercial paper conduit vehicle. Due to the downgrading by Standard & Poor’s of Alcatel’s credit rating to B+ on October 4, 2002, the Citibank commercial paper conduit was unable to continue to fund the program. On October 7, 2002, Alcatel drew on the backstop facility provided by the banks to repay the funds previously provided to Alcatel by the commercial paper conduit. The loss of funding from the commercial paper conduit resulted in an increase in the cost of funds to the SVF trust to LIBOR plus 300 basis points, instead of the commercial paper rates charged by the Citibank conduit. The operation of the program was otherwise unaffected by the downgrading of Alcatel’s credit rating on October 4, 2002 and Alcatel may continue to sell new receivables to the program, which will be funded by the syndicate of banks, up to the limit of the available facility.

•	The syndicate of banks renewed the credit facility for 364 days effective May 14, 2003. In the event that the banks do not elect to renew their facility on any renewal date, Alcatel has the right to draw down the full amount of the facility to ensure the SVF program’s continuity without interruption. In these circumstances, at any time during the revolving period, funds not immediately needed by the SVF trust to finance receivables would be placed on deposit by the trust, to be available to fund future sales of receivables by Alcatel.

•	Prior to the downgrade by Moody’s of Alcatel’s credit rating to Ba1 on July 9, 2002, Alcatel sold receivables to the SVF trust without notifying its debtors. However, following the downgrade, Alcatel is now required to notify its debtors of the sale of their receivables to the SVF trust.

•	Alcatel provides credit support to the SVF trust in the form of over-collateralization and the provision of certain guarantees. The required level of over-collateralization is 15%, which means that Alcatel receives cash equal to 85% of the face value of the receivables sold. The remaining 15% of the purchase price is deferred and represents a fully subordinated receivable due from the SVF trust. This over-collaterization was put in place effective May 14, 2002 and finalized on July 31, 2002. The deferred purchase price is accounted for in “other investments and miscellaneous, net”.

•	The program provides for various Alcatel guarantees, the principal ones being:

—	first loss guarantee up to 30% of:

—	the program amount during the revolving period, and

—	the funded portion of the program during the amortization period (which is now less than one month).

—	Two portfolio diversification guarantees. To the extent that the portfolio of receivables held by the trust does not comply with its stated diversification criteria, Alcatel must provide a guarantee in excess of the 30% first loss guarantee described above, which could be as high as 100%. As an alternative to including non-compliant receivables in the calculation of this

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

general pool guarantee, Alcatel has the option to elect to guarantee up to 100% of the receivables that are non-compliant. These guarantees only come into force at the end of the revolving period of the program or at an earlier termination event.

—	A political risk guarantee that covers all receivables, with some limited exceptions, for up to 100% of principal and interest, in case of political risks, including expropriation, political violence, inconvertibility of currencies and transfer risks;

—	Other specific guarantees concerning particularly currency risks (for receivables not denominated in U.S. dollars), amortization of the SVF trust and contract completion risks.

•	The program provides for certain early termination events. These include a breach of certain financial covenants by Alcatel, which are identical to those in the € 2.1 billion syndicated bank facility (see note 25 f — Syndicated facility), which was reduced to € 1.4 billion at the end of March 2003. Adherence to these covenants is tested quarterly. Upon the occurrence of an early termination event, Alcatel is required to monetize its various guarantees within three days.

      Summarized balance sheets of the SVF trust as of December 31, 2003 and December 31, 2002:

	31/12/2003	31/12/2002

	(in millions of $)
Loan receivables	345	428
Other assets	9	—

Total	354	428

	31/12/2003	31/12/2002

	(in millions of $)
Certificate of beneficial interest	25	43
Financial debt (Trust A notes)	276	321
Deferred Purchase Price	53	64

Total	354	428

      As of December 31, 2003, loan receivables held by the SVF trust amounted to $ 345 million ($ 428 million as of December 31, 2002 and $ 700 million as of December 2001). Changes during 2003 were due to the sale of $ 100 million of new receivables, to the sale of a receivable held by the SVF trust outside the Group for $ 108 million and to the repayment of $ 75 million of receivables.

      The deferred purchase price, representing the difference between the face value of the receivables sold to the SVF trust and the funded amount received from the trust, is accounted for in other investments and miscellaneous, net in Alcatel’s consolidated financial statements and amounted to $ 53 million as of December 31, 2003 ($ 64 million as of December 31, 2002 and $ 0 million as of December 31, 2001).

      As of December 31, 2003, a reserve of € 42 million was booked in Alcatel’s consolidated financial statements in respect of guarantees given to the SVF trust (€ 24 million as of December 31, 2002 and € 60 million as of December 31, 2001). As the Alcatel Group does not own any equity share in the trust, the SVF trust is not consolidated within the Group’s accounts in accordance with Regulation 99-02 of the “Comité de Réglementation Comptable.” The SVF trust will be consolidated from January 1, 2004 in accordance with new financial regulations, which are applicable from the first financial accounting year beginning after August 2, 2003. Consolidating the trust at January 1, 2004 is estimated to lead to increases in the Group’s net debt of € 215 million (corresponding primarily to $ 276 million of Trust A notes), minority interests of € 17 million and other investments and miscellaneous, net of € 232 million.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securitization of customer loans

      On May 31, 2002, Alcatel entered into a € 480 million securitization program with a multi-seller asset-backed commercial paper conduit vehicle sponsored by a financial institution for the sale of customer loans related to mobile infrastructure contracts.

      This securitization program was terminated in December 2003 and the customer loans sold by Alcatel have been fully repaid at the date of termination.

Sale of carry-back receivable

      In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from Alcatel’s decision to carry back 2001 tax losses. The cash received from this sale was € 149 million, corresponding to the discounted value of this receivable that will mature in five years. The difference between the net cash proceeds and the nominal value is being recorded over the five-year period as a financial expense. The financial expense for 2003 amounted to € 10.5 million.

      Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

Securitization of customer receivables

      In December 2003, Alcatel entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing and from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. At December 31, 2003, the Group was a shareholder of the special purpose vehicle, which is fully consolidated in accordance with paragraph 10052 of Regulation 99-02 of the “Comité de Réglementation Comptable.” The receivables sold at December 31, 2003, which amounted to € 54 million, are therefore maintained in the consolidated balance sheet. At December 31, 2003, the maximum amount of bank financing that we could obtain through the sale of receivables was € 150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending of the quality of receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.

Note 31 — Related party transactions

      The definition of related parties retained by the Group, effective January 1, 2003, is that of IAS 24 (revised in December 2003).

      Management is not aware of any shareholder holding more than 5.79% of the parent company’s share capital.

      Transactions with related parties during 2003 were as follows:

2003

(in millions of euros)
Net sales of goods and services
— Non-consolidated affiliates	47
— Equity affiliates	10
Cost of sales
— Non-consolidated affiliates	29
— Equity affiliates	6

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Outstanding balances arising from related party transactions at December 31, 2003 were as follows:

2003

(in millions of euros)
Assets:
— Non-consolidated affiliates	23
— Equity affiliates	4
— Valuation allowances	(5)
Other liabilities:
— Non-consolidated affiliates	56
— Equity affiliates	7
Financial debt:
— Non-consolidated affiliates	5
— Equity affiliates	17

      Key management personnel being members of the Group’s executive committee are listed in the Corporate Governance section of the Annual Report. In 2003, the total compensation paid to members of the executive committee was as follows:

2003

(in millions of euros)
Salary and benefits in kind paid in 2003	7

2003

(in number of options)
Stock options granted in 2003	1,396,256

Note 32 — Payroll and staff

	2003	2002	2001

	(in millions of euros and
	number of staff)
Wages and salaries (including social security / pension costs)	4,004	5,488	6,937
of which remuneration of senior executive officers in Alcatel or in consolidated subsidiaries*	7.5	7.7	8.6
Staff of consolidated companies at year-end:	60,486	75,940	99,314
of which executives and senior technical staff**	55%	53%	51%

*	Aggregate amount of compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2003 because of their functions in Alcatel or in consolidated companies, amounts to € 7.5 million in 2003 (€ 7.7 million in 2002 and 8.6 million in 2001).

**	Executives, senior technical staff and positions normally requiring a minimum of three years of higher education.

Note 33 — Contingencies

      Alcatel is involved in a number of legal proceedings related to the normal conduct of its business which management does not believe will result in any significant costs to the Group. In addition, Alcatel is involved in the following legal proceedings for which management has determined that no reserves are currently required in its financial statements without however entirely excluding the possibility that one or both of these proceedings may have an impact on Alcatel’s financial statements in the future.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

France Telecom

      Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed in Alcatel CIT, a subsidiary, to the detriment of its principal customer, France Telecom, based on an audit of production costs conducted for the first time in 1989 in the transmission division, and for the second time in 1992 in the switching division (which are now part of the Fixed Communications Segment).

      The issue relating to the transmission division resulted in the signing of a settlement agreement with France Telecom. France Telecom, however, filed a civil complaint with the investigating magistrate regarding the switching activity without quantifying the amount of the alleged damages.

      In April 1999, the Group learned that the criminal investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel had been misused. As a consequence, both Alcatel CIT and Alcatel filed civil complaints to preserve their rights with respect to this investigation.

      In January 2000, the investigating magistrate declared his investigation closed on the alleged overbillings. Since then, the file has been the subject of several procedural developments. First, on May 29, 2002, the “Cour de Cassation, Chambre Criminelle” confirmed the denial of motions Alcatel had made challenging the validity of certain procedural aspects of the investigation. Separately, several appeals concerning the prosecution of a former employee of Alcatel CIT have been filed and are pending. It is unlikely that the investigating magistrate will be able to close his investigation before the last quarter of 2004 at the earliest.

Class A and Class O shareholders

      Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding Alcatel and in particular the Optronics Division.

      The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the ADSs conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001.

      The actions have been consolidated in the United States District Court, Southern District of New York. Alcatel is conducting a vigorous defense and denies any liability or wrongdoing with respect to this litigation. Alcatel filed a motion to dismiss this action on January 31, 2003 and the motion was fully briefed by May 9, 2003. Alcatel is now awaiting a decision.

      Although it is not possible at this stage of these cases to predict the outcome with certainty, Alcatel believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position. Alcatel is not aware of any other proceedings that would may have a significant effect on the activities, the financial position or the assets of the Group.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 34 — Main consolidated companies*

Consolidation
Company	Country	% control	% interest	method

Alcatel(1)(2)	France			Parent company
OPERATING COMPANIES*
Alcatel Australia Limited	Australia			Full consolidation
Alcatel Austria A.G.	Austria			Full consolidation
Alcatel Bell NV	Belgium			Full consolidation
Alcatel Business Systems S.A.	France			Full consolidation
Alcatel Canada Inc.	Canada			Full consolidation
Alcatel Cable France	France			Full consolidation
Alcatel CIT	France			Full consolidation
Alcatel China Investment CO. Ltd	R.P.C.			Full consolidation
Alcatel Contracting GmbH	Germany			Full consolidation
Alcatel España S.A.	Spain			Full consolidation
Alcatel Indetel S.A. de C.V.	Mexico			Full consolidation
Alcatel Italia S.p.A	Italy			Full consolidation
Alcatel Optical Fiber GmbH	Germany			Full consolidation
Alcatel Polska SA	Poland			Full consolidation
Alcatel Portugal SA	Portugal			Full consolidation
Alcatel Schweiz AG	Switzerland			Full consolidation
Alcatel SEL A.G.	Germany			Full consolidation
Alcatel Shanghai Bell(3)	R.P.C.	50	50	Full consolidation
Alcatel Space	France			Full consolidation
Alcatel Submarine Networks Limited	U.K.			Full consolidation
Alcatel Submarine Networks S.A.	France			Full consolidation
Alcatel Suzhou Telecommunications CO. Ltd	R.P.C.			Full consolidation
Alcatel Telecom Limited	U.K.			Full consolidation
Alcatel Telecom Nederland BV	The Netherlands			Full consolidation
Alcatel Telecom Norway A/ S	Norway			Full consolidation
Alcatel Telecommunicacoes SA	Brazil			Full consolidation
Alcatel USA Inc	U.S.			Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc.	U.S.			Full consolidation
Shanghai Bell Alcatel Mobile Communication System CO. Ltd (3)	R.P.C.	50	50	Full consolidation
Taiwan International Standard Electronics Ltd (Taisel)	Taiwan	60	60	Full consolidation
Alda Marine	France	51	51	Proportionate
Evolium Holding SAS	France	66	66	Proportionate

(1)	Publicly traded.

(2)	The financial data of Alcatel, as the parent company, are included under the business segment “Others”.

(3)	The Group owns 50 % plus one share.

*	Percentages of control and interest equal 100% unless otherwise specified.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidation
Company	Country	% control	% interest	method

HOLDINGS AND OTHER(2)
Aerospace, defence and IT&S
Thales (ex Thomson-CSF)(1)	France	9.5	9.5	Equity
Financial Holdings
Alcatel Holding Canada Corp.	Canada			Full consolidation
Alcatel NV	Netherlands			Full consolidation
Alcatel Participations	France			Full consolidation
Alcatel UK Limited	U.K.			Full consolidation
Compagnie Financière Alcatel	France			Full consolidation
Coralec	France			Full consolidation
Lubelec	France			Full consolidation
Saft Participations	France			Full consolidation
Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxembourg			Full consolidation

(1)	Publicly traded.

(2)	Financial data for Alcatel, as the parent company, are included in this business segment.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 35 — Quarterly information (unaudited)

(a) Consolidated income statements

	Q1	Q2	Q3
2003	Restated(1)	Restated(1)	Restated(1)	Q4	Total

	(in millions of euros except per share amounts)
Net sales	2,828	3,011	2,909	3,765	12,513
Cost of sales	(1,971)	(2,064)	(1,863)	(2,517)	(8,415)

Gross profit	857	947	1,046	1,248	4,098

Administrative and selling expenses	(586)	(547)	(516)	(524)	(2,173)
R&D costs	(421)	(395)	(384)	(393)	(1,593)

Income (loss) from operations	(150)	5	146	331	332

Interest expense on notes mandatorily redeemable for shares	(12)	(12)	(11)	(12)	(47)
Financial income (loss)	(26)	(67)	(71)	(78)	(242)
Restructuring costs	(273)	(305)	(212)	(524)	(1,314)
Other revenue (expense)	206	(86)	(11)	11	120

Income (loss) before amortization of goodwill, taxes and purchased R&D	(255)	(465)	(159)	(272)	(1,151)

Income tax	(28)	(13)	(20)	(21)	(82)
Share in net income of equity affiliates and discontinued operations	(31)	(91)	2	7	(113)

Consolidated net income (loss) before amortization of goodwill and purchased R&D	(314)	(569)	(177)	(286)	(1,346)

Amortization of goodwill	(152)	(114)	(102)	(210)	(578)
Purchased R&D	—	—	—	—	—
Minority interests	5	8	(5)	(28)	(20)

Net income (loss)	(461)	(675)	(284)	(524)	(1,944)

Ordinary shares
Basic earnings per share	(0.35)	(0.51)	(0.21)	(0.39)	(1.46)
Diluted earnings per share	(0.35)	(0.51)	(0.21)	(0.39)	(1.46)

(1)	Data for Q1, Q2 and Q3 have been restated to take into account the principal changes in the consolidated companies during 2003, as described in note 2. The following businesses have been restated as discontinued operations:

—	disposal of the optical components business,

—	disposal in progress of the Saft Group.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002 restated(1)	Q1	Q2	Q3	Q4	Total

	(in millions of euros except per share amounts)
Net sales	4,144	4,094	3,399	4,377	16,014
Cost of sales	(3,077)	(3,021)	(2,444)	(3,166)	(11,708)

Gross profit	1,067	1,073	955	1,211	4,306

Administrative and selling expenses	(789)	(701)	(643)	(624)	(2,757)
R&D costs	(589)	(513)	(506)	(547)	(2,155)

Income (loss) from operations	(311)	(141)	(194)	40	(606)

Interest expense on notes mandatorily redeemable for shares	—	—	—	(1)	(1)
Financial income (loss)	(66)	(289)	(518)	(135)	(1,008)
Restructuring costs	(136)	(428)	(318)	(497)	(1,379)
Other revenue (expense)	(246)	(251)	(38)	(202)	(737)

Income (loss) before amortization of goodwill, taxes and purchased R&D	(759)	(1,109)	(1,068)	(795)	(3,731)

Income tax	177	(4)	(58)	(66)	49
Share in net income of equity affiliates and discontinued operations	(139)	(204)	(84)	(86)	(513)

Consolidated net income (loss) before amortization of goodwill and purchased R&D	(721)	(1,317)	(1,210)	(947)	(4,195)

Amortization of goodwill	(112)	(121)	(152)	(147)	(532)
Purchased R&D	—	—	—	—	—
Minority interests	(3)	—	10	(25)	(18)

Net income (loss)	(836)	(1,438)	(1,352)	(1,119)	(4,745)

Ordinary shares
Basic earnings per share	(0.71)	(1.21)	(1.13)	(0.93)	(3.99)
Diluted earnings per share	(0.71)	(1.21)	(1.13)	(0.93)	(3.99)

(1)	see Note 2

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Information by segment

2003 restated(1)	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Fixed Communications	1,315	1,405	1,341	1,647	5,708
Mobile Communications	798	834	815	1,092	3,539
Private Communications	817	868	839	1,103	3,627
Other	3	4	4	5	16
Eliminations	(105)	(100)	(90)	(82)	(377)

Total	2,828	3,011	2,909	3,765	12,513

Income (loss) from operations
Fixed Communications	(81)	0	66	142	127
Mobile Communications	15	10	79	122	226
Private Communications	(34)	21	41	95	123
Others	(50)	(26)	(40)	(28)	(144)

Total	(150)	5	146	331	332

2002 restated(1)	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Fixed Communications	2,127	2,095	1,592	2,012	7,826
Mobile Communications	1,176	1,110	973	1,283	4,542
Private Communications	989	1,007	919	1,194	4,109
Other	—	9	7	5	21
Eliminations	(148)	(127)	(92)	(117)	(484)

Total	4,144	4,094	3,399	4,377	16,014

Income (loss) from operations
Fixed Communications	(228)	(153)	(248)	(155)	(784)
Mobile Communications	(5)	28	50	131	204
Private Communications	(22)	21	23	93	115
Others	(56)	(37)	(19)	(29)	(141)

Total	(311)	(141)	(194)	40	(606)

(1)	See note 2.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Earnings per share

      Earnings per share is determined according to the method described in note 8. The following tables present a reconciliation of basic earnings per share and diluted earnings per share for Q4 2003 and Q4 2002.

	Ordinary shares

	Net income	Number of	Per share
Q4 2003	(loss)	shares	amount

	(in millions
	of euros)
Basic earnings per share	(524)	1,342,366,503	€(0.39)
Stock option plans	—	—	—
Notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	(524)	1,342,366,503	€(0.39)

Ordinary shares:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 62,789,755 Alcatel ordinary shares and no share equivalents.

      Shares subject to issuance in the future have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect. In addition, notes mandatorily redeemable for new or existing Alcatel shares have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

	Net income	Number of	Per share
Q4 2002-restated	(loss)	shares	amount

	(in millions
	of euros)
Basic earnings per share	(1,119)	1,201,979,168	€(0.93)
Stock option plans	—	—	—

Diluted earnings per share	(1,119)	1,201,979,168	€(0.93)

Ordinary shares:

      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 62,729,430 Alcatel ordinary shares and no share equivalents.

      Shares subject to issuance in the future have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

Note 36 —	Summary of differences between accounting principles followed by Alcatel and U.S. GAAP

      Alcatel’s accounting policies comply with generally accepted accounting principles in France (“French GAAP”) (see note 1). Elements of Alcatel’s accounting policies which differ significantly from generally accepted accounting principles in the United States (“U.S. GAAP”) are described below:

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Differences in accounting for business combinations

Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP

      From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation (“DSC”) under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date, adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.

      The two stock-for-stock acquisitions made during the first half of 2000, Genesys Telecommunications Laboratories (“Genesys”) and Newbridge Networks Corporation (“Newbridge”), the stock-for-stock acquisition of Kymata made during the second half of 2001, the stock-for-stock acquisition of Astral Point and Telera made during 2002 and the stock-for-stock acquisition of TiMetra made during 2003 have been accounted for using the pooling of interests accounting method under French GAAP.

      Under U.S. GAAP, the DSC, Genesys, Newbridge , Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method. TiMetra being a development stage-company when acquired, the difference between the fair value of net assets acquired and the purchase price was accounted for in operating expenses.

      The purchase prices were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of
	acquisition	Currency	Goodwill

			(in millions)
DSC	1998	USD	2,613
Genesys	2000	USD	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47
TiMetra	2003	USD	114 *

*	As TiMetra does not meet the definition of a business under U.S. GAAP, goodwill was written of.

Intangible assets and SFAS 144

      In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquistion dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, £ 10 million for Kymata, USD 8 million for Astral Point, USD 27 million for Telera and USD 40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three-seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allocation of the purchase price to in-process research and development projects

DSC

      In connection with the acquisition of DSC, the Group allocated USD 1,096 million of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).

      The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years — USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.

      At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.

      The estimated costs of goods sold and operating expenses as a percentage of revenues were expected to be lower than those of DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company was expected to benefit from higher profit margins in future periods.

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

      Approximately USD 135 million had been spent on the R&D projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the 12 to 18 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.

      At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge are expected to be materially consistent with historical levels, primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

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

      Approximately USD 22 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 25 million over the ten months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.

      The estimated costs of goods sold, as well as operating expenses as a percentage of revenues, for Genesys were expected to be materially consistent with historical levels primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

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

TiMetra

      At the acquisition date, TiMetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, TiMetra introduced its first product, for next generation carrier networks, designed to fit multiple applications. The allocation of USD 5.5 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.

      Approximately USD 42 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.

      Estimated total revenues from the acquired in-process technology were expected to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The estimated costs of good sold as well as operating expenses as a percentage of revenues for TiMetra were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

      A discount rate of 35% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time.

Accounting for pre-existing stock option plans in business combinations

      In connection with purchase transactions, Alcatel exchanges Alcatel options for the outstanding options to purchase shares of the acquired company. Alcatel records the fair value of the outstanding options exchanged as a liability of the acquired company.

      Under U.S. GAAP, in accordance with FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), Alcatel credits the fair value of the vested options exchanged to shareholders’ equity, with the debit included as part of the acquisition cost.

      The unvested part of the option for which services are to be rendered is recorded at its intrinsic value over the remaining vesting period.

(b) Amortization and impairment of acquisition goodwill

      In Alcatel’s Consolidated Financial Statements under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years.

      The Group has evaluated its existing goodwill relating to prior business combinations and has determinated that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in SFAS No. 141 “Business Combinations” (“SFAS 141”).

      Beginning January 1, 2002, for the purpose of preparing the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment).

      Additionally, goodwill on equity method investments is no longer amortized. However, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) .

(c) Derivative instruments and hedging activities

      The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency and exchange rates. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

      Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 137 and SFAS No. 138. SFAS 133, as so amended and interpreted, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contracts) and for hedging activities. All derivatives, whether designated in hedging relationships or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships, as well as ongoing effectiveness assessments in order to use hedge accounting.

(d) Liability recognition for certain employee termination benefits and other costs

      The main difference between French and U.S. GAAP relates to the accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only benefits attributable to employees’ services already rendered have to be provided for at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and therefore provided for at the commitment date. Under SFAS 146, a liability for a cost associated with exit or disposal activities should be recognized at fair value when the liability is incurred. Under French GAAP, the liability could be accounted for at the date of a commitment to an exit or disposal plan.

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

(f) Pension and post-retirement benefits other than pension plans

      U.S. GAAP requires recognition of a minimum liability adjustment, which is not required under French GAAP.

      To comply with U.S. GAAP, the Group applies the SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”. These post-retirement benefits, primarily life insurance and health care, cover most of Alcatel’s U.S. Group employees.

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

(h) Accounting for stock options plans

      Accounting for stock option plans under French GAAP generally does not lead to recognition of a compensation expense. Under U.S. GAAP, Alcatel accounts for those plans under the recognition and measurement principles of APB opinion No. 25, “Accounting For Stock Issued To Employees”

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“APB 25”), and related Interpretations. Stock-based employee compensation cost is reflected in net income.

      The effect on net income and earnings per share, if Alcatel had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), is presented in note 39(2).

(i) Sale-leaseback transactions

      SFAS 13 “Accounting for leases” requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under French GAAP, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.

(j) Accounting for transfers and servicing of financial assets

      SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” is applicable for sales that occurred after March 31, 2001. As the SVF trust does not meet the criteria of a “qualified special purpose entity” under SFAS 140, under U.S. GAAP the SVF trust is consolidated in Alcatel’s consolidated balance sheet at December 31, 2003, leading to an increase of other investments and short-term financial debt amounting to € 212 million compared to French GAAP (€ 306 million as of December 31, 2002 and € 792 million as of December 31, 2001).

      Alcatel sold in May 2002 to a credit institution a carry-back receivable with a face value of € 200 million resulting from the option to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years.

      Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The transferor (Alcatel) has the ability to retroactively cancel the sale in case of future taxable profit during the next five years following the disposal. Due to the existence of an agreement to reacquire the receivable and in accordance with SFAS 140 (paragraph 9 c), the sale of Alcatel’s carry back receivable transaction was accounted for as a secured financing and is therefore included in the financial debt under U.S. GAAP.

(k) Income taxes

      Since January 1, 1998, Alcatel has been applying U.S. GAAP for the recognition of deferred taxes in its French GAAP financial statements. Consequently, no adjustment is required to reconcile Alcatel’s consolidated financial statements under French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. The Group’s share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was nil as of December 31, 2003 and 2002 and approximately € 1,764 million as of December 31, 2001. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

(l) Presentation of Consolidated Financial Statements

      The classification of certain items in, and the format of, Alcatel’s Consolidated Financial Statements vary to some extent from U.S. GAAP.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The most significant reporting and presentation practices followed by Alcatel that differ from U.S. GAAP are described in the following paragraphs:

      In its balance sheet, Alcatel reports advance payments on long-term contracts received from customers as a liability. We do not offset liabilities with work in progress or recognized income not yet billed.

      Balance Sheet is presented under French GAAP by nature of assets and liabilities or order of liquidity. Accrued interest, short-term borrowings, bank overdrafts and short-term portion of other debt are included in debt. The long-term portion of debt is specified on the balance sheet. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability (€ 340 million at December 31, 2003, € 253 million at December 31, 2002 and € 1,796 million at December 31, 2001).

      The short-term portion of accrued pensions, retirement obligations, accrued contract costs and other reserves would be shown as current liabilities under U.S. GAAP (€ 2,493 million at December 31, 2003, € 2,678 million at December 31, 2002 and € 3,547 million at December 31, 2001). Additionally, U.S. GAAP would require the long-term portion of other payables to be shown as long-term liabilities (€ 273 million at December 31, 2003, € 716 million at December 31, 2002 and € 2,944 million at December 31, 2001) and the long-term portion of other debtors to be shown as non-current assets (€ 1,659 million at December 31, 2003, € 1,775 million at December 31, 2002 and € 1,626 million at December 2001).

      Deferred income tax assets are recorded in the consolidated balance sheet if it is more likely than not that the tax benefit will be realized. Deferred income tax assets are recorded at their full amount and a valuation allowance is accounted for, if necessary.

      Under U.S. GAAP, income statement presentation (see note 38), restructuring costs, other revenues (expenses) detailed in note 6, amortization of goodwill and in process research and development have been presented as a deduction from or an addition to operating income, except for gains on sale of shares in subsidiaries which have been presented in a separate line item below the operating income.

      In its statement of cash flows, Alcatel presents the items “net cash provided (used) by operating activities before changes in working capital” and “net cash flows after investment”, these items would not be shown under a U.S. GAAP statement of cash flows presentation.

(m) Disposal of our optical components business (the Optronics division) — discontinued operations

      In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest our optical components business (the Optronics division). This transaction was completed on August 1, 2003. As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel received 28% of the capital of Avanex. Since Optronics France and Optronics UK (formerly Kymata), were disposed of as part of this agreement, they are no longer considered to be under Alcatel’s control as of December 31, 2003, and therefore the results and financial position of these two companies have been accounted for in discontinued operations under French GAAP.

      This transaction could not be considered as discontinued activity under U.S. GAAP due to our 26.2% interest in Avanex at year end. Under U.S. GAAP, Optronics France an Optronics UK results from January 1, 2003 to July 31, 2003 have been consolidated in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 37 — Reconciliation to U.S. GAAP

      The following is a summary of the estimated adjustments to the Consolidated Income Statements for the years 2003, 2002 and 2001 and Alcatel shareholders’ equity at December 31, 2003, 2002 and 2001, which would be required if U.S. GAAP had been applied instead of French GAAP.

(a) Net income

	Note		2003(a)	2003	2002	2001

			(in millions)
Net income (loss) as reported in the Consolidated Income Statements			$(2,449)	€(1,944)	€(4,745)	€(4,963)
Amortization and impairment of acquisition goodwill	36(b	)	587	466	(3,547)	265
Accounting for investments in securities	36(g	)	(4)	(3)	(7)	9
Restructuring plans	36(d	)	211	168	(317)	302
Sale and lease-back transaction	36(i	)	(245)	(195)	—	—
Purchased in-process research and development	36(a	)	(6)	(5)	(13)	(13)
Adjustment of French pooling of interests accounting method*	36(a	)	(219)	(174)	(556)	(580)
Derivative instruments and hedging activities	36(c	)	(75)	(60)	411	218
Compensation expenses	36(h	)	(49)	(39)	(56)	(101)
Disposal of our optical components business	36(m	)	85	68	—	—
Other adjustments			36	29	68	211
Tax effect of the above adjustments			(40)	(32)	57	(38)
Cumulative effect of adoption of SFAS 133, net of tax			—	—	—	(247)
Cumulative effect of adoption of SFAS 142, net of tax			—	—	(2,806)	—

Net income (loss) according to U.S. GAAP			(2,168)	(1,721)	(11,511)	(4,937)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.2597 on December 31, 2003.

*	For 2003, represents impact of TiMetra acquisition for which assets were written off, disposal of Kymata and amortization of acquired technology recorded in connection with the allocation of purchase prices of acquisitions accounted for using pooling of interests accounting method for French GAAP purposes and restated for U.S. GAAP reconciliation purposes.

For 2002, represents amortization and impairment of acquired technology booked in connection with the allocation of purchase prices of acquisitions accounted for using the pooling of interests accounting method for French GAAP purposes and accounted for using the purchase accounting method for U.S. GAAP reconciliation purposes.

For 2001, represents amortization of acquired technology and goodwill booked in connection with the allocation of purchase prices of acquisitions accounted for using pooling of interests accounting method for French GAAP purposes and accounted for using the purchase accounting method for U.S. GAAP reconciliation purposes.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Shareholders’ equity

	Note		2003(a)	2003	2002	2001

			(in millions)
Shareholders’ equity as reported in the Consolidated Balance Sheets, after appropriation			$3,817	€3,030	€5,007	€9,630
Amortization and impairment of acquisition goodwill	36(b	)	(4,761)	(3,780)	(1,886)	1,140
Accounting for investments in securities	36(g	)	70	56	23	273
Restructuring plans	36(d	)	256	204	40	374
Sale and lease back transaction	36(i	)	(272)	(216)	—	—
Accounting for pre-existing stock option plans in business combinations	36(a	)	309	245	360	587
Adjustment of French pooling of interests accounting method	36(a	)	8,970	7,121	7,672	9,376
Pensions and other post-retirement benefits	36(f	)	(565)	(448)	(452)	(340)
Derivative instruments and hedging activities	36(c	)	227	181	240	218
Other adjustments			104	82	36	149
Tax effect of the above adjustments			(76)	(61)	(50)	(372)
Cumulative effect of adoption of SFAS 133, net of tax			—	—	—	(247)
Cumulative effect of adoption of SFAS 142, net of tax			—	—	(2,806)	—

Shareholders’ equity according to U.S. GAAP			$8,079	€6,414	€8,184	€20,788

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.2597 on December 31, 2003.

Note 38 — Summarized U.S. GAAP Consolidated Financial Statements

(1) Summarized U.S. GAAP Consolidated Income Statements

      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interests.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003(a)	2003	2002	2001

	(in millions)
Net sales	$15,782	€12,528	€16,549	€25,627
Cost of sales	(11,167)	(8,865)	(13,869)	(20,108)
Administrative and selling expenses	(2,744)	(2,178)	(2,869)	(4,354)
Research and development expenses	(2,055)	(1,631)	(2,233)	(2,893)
Purchased in-process R&D	(6)	(5)	(13)	(13)
Restructuring costs	(1,426)	(1,132)	(1,731)	(1,385)
Amortization and impairment of goodwill and other operating expenses	(83)	(66)	(4,134)	(2,159)

Income (loss) from operations	(1,699)	(1,349)	(8,300)	(5,285)
Interest expense on notes mandatorily redeemable for shares	(59)	(47)	(1)	—
Other interest expense	(1,192)	(946)	(1,992)	(2,186)
Interest income and other financial income, net	1,087	863	1,358	671
Other income (expense), net	13	10	15	(70)
Gain on sale of stock in subsidiaries	(165)	(131)	254	1,023

Income (loss) from continuing operations before taxes	(2,015)	(1,600)	(8,666)	(5,847)
Share in net income of equity affiliates	(47)	(37)	(77)	(16)
Provision for income tax	(140)	(112)	91	1,178
Minority interests	(25)	(19)	(21)	(5)

Net income (loss) from continuing operations	(2,227)	(1,768)	(8,673)	(4,690)

Income (loss) from discontinued operations	59	47	(32)	—
Cumulative effect of adoption of SFAS 133, net of tax (of which tax effect € 141 million)	—	—	—	(247)
Cumulative effect of adoption of SFAS 142, net of tax (of which tax effect € 0 million)		—	(2,806)	—

Net income (loss)	$(2,168)	€(1,721)	€(11,511)	€(4,937)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2597 on December 31, 2003.

(2) Earnings per Share under U.S. GAAP:

      Earnings per share are calculated in accordance with U.S. GAAP (see note 8).

      Earnings per share for 2002 and 2001 has been restated to take into account the conversion of class O shares into ordinary shares, on a one-for-one basis, as approved at the shareholders’ meeting on April 17, 2003.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003(a)	2003	2002	2001

Ordinary shares
Basic earnings per share:
Net income (loss) before cumulative effect of adoption of new standards	$(1.79)	€(1.42)	€(7.31)	€(4.05)
Net income (loss)	$(1.79)	€(1.42)	€(9.67)	€(4.26)
Diluted earnings per share:
Net income (loss) before cumulative effect of adoption of new accounting standards	$(1.79)	€(1.42)	€(7.31)	€(4.05)
Net income (loss)	$(1.79)	€(1.42)	€(9.67)	€(4.26)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2597 on December 31, 2003.

     The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each year disclosed.

	Ordinary shares

		Number of	Per share
2003	Net income (loss)	shares	amount

	(in millions of euros)
Basic earnings per share	(1,721)	1,211,579,968	€(1.42)
Stock option plans	—	—	—
Notes mandatorily redeemable for ordinary shares	—	—	—

Diluted earnings per share	(1,721)	1,211,579,968	€(1.42)

      The number of outstanding options as of December 31, 2003 amounted to 119,425,586 shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

	Ordinary shares

		Number of	Per share
2002	Net income (loss)	shares	amount

	(in millions of euros)
Basic earnings per share	(11,511)	1,190,067,515	€(9.67)
Stock option plans	—	—	—
Notes mandatorily redeemable for ordinary shares	—	—	—

Diluted earnings per share	(11,511)	1,190,067,515	€(9.67)

      The number of outstanding options as of December 31, 2002 amounted to 101,011,736 shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

	Ordinary shares

		Number of	Per share
2001	Net income (loss)	shares	amount

	(in millions of euros)
Basic earnings per share	(4,937)	1,158,143,038	€(4.26)
Stock option plans	—	—	—

Diluted earnings per share	(4,937)	1,158,143,038	€(4.26)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The number of outstanding options as of December 31, 2001 amounted to 103,340,189 shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their antidilutive effect.

(3) Statement of comprehensive income

      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

	2003(a)	2003	2002	2001

	(in millions)
Net income (loss) under U.S. GAAP	$(2,168)	€ (1,721)	€ (11,511)	€ (4,937)
Other comprehensive income:
— Foreign currency translation adjustments	(392)	(311)	(950)	369
— Unrealized gains (losses) on securities	45	36	(250)	(784)
— Minimum pension liability adjustments	(13)	(10)	(117)	(25)
— Tax effect on the above adjustments	(11)	(10)	96	179

Comprehensive income (loss) according to U.S. GAAP	$(2,539)	€ (2,016)	€ (12,732)	€ (5,198)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2597 on December 31, 2003.

     If Alcatel were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum pension liability adjustments, foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each these classification.

	Minimum	Foreign	Unrealized
	Pension	currency	gains
	liability	translation	(losses) on
	adjustments	adjustments	securities

	(in millions of euros)
2003
Balance beginning of the year	(232)	(543)	15
Current period change	(12)	(311)	28

Balance end of the year	(244)	(854)	43

2002
Balance beginning of the year	(157)	407	211
Current period change	(75)	(950)	(196)

Balance end of the year	(232)	(543)	15

2001
Balance beginning of the year	(140)	38	825
Current period change	(17)	369	(614)

Balance end of the year	(157)	407	211

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) Classified balance sheet as of December 31:

	2003	2002	2001

	(in millions of euros)
ASSETS
Cash	4,645	5,407	4,374
Marketable securities	1,588	473	238
Short-term investments	46	258	435
Other debtors	2,073	2,432	5,587
Trade receivables and related accounts	3,262	4,639	8,387
Inventories, net	1,432	2,329	4,657
Assets held for sale	282	—	—

TOTAL CURRENT ASSETS	13,328	15,538	23,678

Other invest. & other non current assets, net	3,180	4,143	4,259
Equity in net assets of affiliates	679	553	1,222

Investments and other non-current assets	3,859	4,696	5,481

Property, plant and equipment, at cost	6,378	8,308	9,708
Less: accumulated depreciation	(4,817)	(5,732)	(5,549)

Property, plant and equipment, net	1,561	2,576	4,161

Acquisition goodwill, net	6,831	7,225	14,636
Other intangible assets, net	419	399	1,090

Intangible assets, net	7,250	7,625	15,726

TOTAL NON-CURRENT ASSETS	12,670	14,897	25,368

TOTAL ASSETS	25,998	30,435	49,046

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	3,018	3,320	4,507
Trade payables and related accounts	3,605	4,164	5,167
Accrued contract costs & other accrued liabilities	2,301	2,603	3,180
Customers deposits and advances	1,181	1,482	1,693
Short-term financial debt	1,091	570	2,204
Liabilities held for sale	264	—	—
TOTAL CURRENT LIABILITIES	11,460	12,139	16,751

Other long-term liabilities	381	1,117	3,147
Other long-term financial debt	357	472	300
Bonds and notes issued	4,356	5,441	5,902

Long-term financial debt	4,713	5,913	6,202

Other reserves	619	688	656
Accrued pensions and retirement obligations	1,384	1,366	1,280

Total reserves	2,003	2,054	1,936

TOTAL NON-CURRENT LIABILITIES	7,097	9,084	11,285

Notes mandatorily redeemable for shares	645	645	—

MINORITY INTERESTS	382	383	222

Capital stock	2,569	2,529	2,481
Additional paid-in capital	21,266	21,243	21,212
Retained earnings	(14,801)	(13,245)	(1,600)
Unrealized holding gains	43	15	211
Cumulative translation adjustments	(854)	(543)	407
Less treasury stock, at cost	(1,809)	(1,815)	(1,923)

SHAREHOLDERS’ EQUITY	6,414	8,184	20,788

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,998	30,435	49,046

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Statement of changes in shareholders’ equity

		Additional		Minimun	Unrealized	Cumulative	Treasury	Net
	Capital	paid-in	Retained	liability	holding	translation	Stock at	income	Shareholders’
	stock	capital	earnings	adjustment	gains/(losses	adjustment	cost	(loss)	equity

	(in millions of euros)
Balance at December 31, 2002 after appropriation	2,529	21,243	(13,013)	(232)	15	(543)	(1,815)	—	8,184
Capital increase	2	4							6
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries		1					6		7
Net changes in unrealized holding gains/(losses)					28				28
Minimum liability adjustment				(12)					(12)
Accounting for pre-existing stock option plans in business combinations		(93)	141						48
Capital increase linked to the acquisition of Imagic TV	7	17							24
Capital increase linked to the acquisition of TiMetra	31	94	(17)						108
Translation adjustment						(311)			(311)
Other changes			53						53
Net income (loss)								(1,721)	(1,721)

Balance at December 31, 2003 before appropriation	2,569	21,266	(12,836)	(244)	43	(854)	(1,809)	(1,721)	6,414
Proposed appropriation of net income (loss)			(1,721)					1,721	—
Balance at December 31, 2003 after appropriation	2,569	21,266	(14,557)	(244)	43	(854)	(1,809)	—	6,414

Note 39 — Specific U.S. GAAP disclosures

(1) Impairment of goodwill (Disclosure SFAS 142)

      During 2001, the strong deterioration of the results in the Data market, the decision to stop development, to close certain U.S. sites and the new focus of Alcatel on the Carrier market led Alcatel to book an exceptional amortization of goodwill, in accordance with SFAS 121, during the second quarter 2001 relating to the goodwill of Xylan/ Packet Engines, Assured Access and Internet Devices for respectively € 848 million, € 297 million and € 136 million.

      SFAS 142, amending SFAS 121 (excluding from its scope goodwill and intangible assets that are not amortized) requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented excluding amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003(a)	2003	2002	2001

	(in millions except earnings per share
	amounts)
Net income (loss) according to U.S. GAAP
Reported net income (loss)	$(2,168)	€(1,721)	€(11,511)	€(4,937)
Add back goodwill amortization	—	—	—	668
Add back other intangible assets amortization	—	—	—	—

Adjusted net income	(2,168)	(1,721)	(11,511)	(4,269)

Basic earnings per share — Ordinary shares
Reported net income (loss)	(1.79)	(1.42)	(9.67)	(4.26)
Add back goodwill amortization	—	—	—	0.58
Add back other intangible assets amortization	—	—	—	—

Adjusted basic earnings per share — Ordinary shares	(1.79)	(1.42)	(9.67)	(3.68)

Diluted earnings per share — Ordinary shares
Reported net income (loss)	(1.79)	(1.42)	(9.67)	(4.26)
Add back goodwill amortization	—	—	—	0.58
Add back other intangible assets amortization	—	—	—	—

Adjusted diluted earnings per share — Ordinary shares	(1.79)	(1.42)	(9.67)	(3.68)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.2597 on December 31, 2003.

     The changes during 2003 in the carrying value of goodwill per segment are presented in the table below:

	Fixed	Mobile	Private		Total
	Communications	Communications	Communications	Other	Group

	(in millions of euro)
Balance as of January 1, 2002	10,554	342	3,688	52	14,636

Goodwill acquired during year	303	64	53	—	420
Impairment losses	(6,068)	(11)	(839)	—	(6,918)
Goodwill written off related to sale of business	(27)	—	(24)	—	(51)
Currency translation adjustments	(610)	10	(259)	(3)	(862)

Balance as of January 1, 2003	4,152	405	2,619	49	7,225

Goodwill acquired during year	4	1	29	—	34
Goodwill adjusted during allocation period	(9)	—	—	—	(9)
Impairment losses	—	—	—	—	—
Goodwill written off related to sale of business	(57)	—	(98)	—	(155)
Currency translation adjustments	(64)	(5)	(166)	(29)	(264)

Balance as of December 31, 2003	4,026	401	2,384	20	6,831

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization of identifiable intangible assets acquired

Entities acquired during the year

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	42	(8)
— Acquired technology and IPR&D	37	(8)
— Software	1	—
— Other	4	—
Unamortized intangible assets	—	—

      The amortization expense of entities acquired during the year was € 8 million. Amortization expense of intangible assets is expected to be € 7 million in 2004, 2005 and 2006, and € 2 million in 2008.

Alcatel Group

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	878	(509)
— Acquired technology	115	(30)
— Software	581	(323)
— Other	182	(156)
Unamortized intangible assets	—	—

      The amortization expense for the year ended December 31, 2003 was € 154 million. Amortization expense of intangible assets is expected to be € 138 million in 2004, € 90 million in 2005, € 74 million in 2006, € 59 million in 2007, € 6 million in 2008 and € 2 million in 2009.

(2) Stock-based compensation (disclosure SFAS 123 and SFAS 148)

      From 1996 to 2003, Alcatel adopted stock option incentive plans (see note 20).

      The following information is disclosed according to the SFAS 123 and relates to the plans adopted in 1996 through 2003:

      The fair values at grant date of options granted during the years 1999, 1998 and 1997 have been estimated using the Black Scholes model and a stochastic model for the 2000, 2001, 2002 and 2003 plans and the following characteristics:

	2003	2002	2001		2000		1999	1998	1997

Interest rate	3.62%	3.80%	5%		5%		6%*	3.68%	5%
Expected life	3-8 years	3-8 years	3-9 years		5-10 years		5 years	5 years	5 years
Expected volatility	60%	60%	(b	)	(a	)	39%	35%	32.5%
Expected dividends	1%	1%	1%		1%		1%	2%	2.25%

*	USD rates, concern mainly U.S. plans

(a)	73% for Alcatel Class O shares, 64% for Class A shares, 51% for ADS.

(b)	50% for Alcatel Class O shares, 46% for Class A shares, 46% for ADS.

     The Black-Scholes model used to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are quite sensitive as to the stock price volatility assumptions. Accordingly, management believes that these valuation models do not necessarily provide a reliable single measure of the fair value of the Group’s stock option awards.

      The Group continues to apply the accounting method prescribed by APB Opinion No. 25 “Accounting for Stock Issued to Employees”.

      The following table sets forth the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

	2003	2002	2001

	(in millions of euros
	except per share data)
Net income (loss) as reported	(1,721)	(11,511)	(4,937)
Stock-based employee compensation expense included in reported net income, net of tax	39	56	101
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(470)	(572)	(601)

Proforma net income (loss)	(2,152)	(12,027)	(5,437)

Basic earnings per ordinary share as reported	(1.42)	(9.67)	(4.26)
Basic earnings per ordinary share proforma	(1.78)	(10.11)	(4.69)
Diluted earnings per ordinary share as reported	(1.42)	(9.67)	(4.26)
Diluted earnings per ordinary share proforma	(1.78)	(10.11)	(4.69)

(3) Derivative Instruments and Hedging Activities:

      Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted SFAS 133 which establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains or losses to offset related results on the hedged item in the income statement. However, a company must formally document, designate the relationship between the hedging instrument and the hedged underlying transaction, and assess the effectiveness of transactions that receive hedge accounting.

      The Group uses derivative financial instruments with off balance sheet risks primarily to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. Derivative financial instruments held or issued at year-end are mostly hedges of existing or anticipated financial or commercial transactions or are backed to issued debt.

      As a consequence, according to SFAS 133, the greatest part of the Group’s derivative instruments are considered as hedging. However, the Group has considered that some instruments, which are economic hedges such as currency options used to hedge commercial bids, did not perfectly comply with the hedging requirements of SFAS 133 and the Group has therefore considered them as non hedging.

     Foreign currency risk

      As a multinational group, certain of the Group’s commercial transactions are denominated in non-euro currencies. The Group uses derivative instruments to reduce its exposure to the effects of currency

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fluctuations. Alcatel has analyzed the implementation and decided to separate commercial bids from binding transactions.

      Only hedging of firm commitments qualifies for hedge accounting under SFAS 133. There must be a relationship between the hedging instrument and the hedged underlying transaction.

      For commercial transactions, each derivative instrument (only forward exchange contracts) is clearly related to a firm commercial contract.

      A commercial underlying contract is measured at fair value in order to offset the mark-to-market of the derivative hedging instrument. Changes in the derivative instrument’s fair value and its related results on the hedged item are recognized in the income statement.

      According to SFAS 133, a firm commitment hedge is classified as a fair value hedge.

      Derivative instruments used to cover commercial bids are economic hedges but they do not qualify for hedge accounting under SFAS 133, because the realization of the underlying commitment is not certain enough.

      Therefore, derivative instruments used to hedge commercial bids (mainly options) are marked to market without offset against the underlying commitment.

Interest rate risk

      Since Alcatel is a borrower, derivative instruments are used to reduce its exposure to interest rate fluctuations. Derivative instruments (interest rate swaps, cross currency swaps, caps, floors, forward rate agreements) used by the Group to cover its debt are economic hedges but they do not qualify for hedge accounting under SFAS 133.

      For long-term debt, each derivative instrument is related to a long-term issue or a medium-term note. The fair value of the long-term debt offsets the fair value of the related financial derivative. The difference is recorded in the income statement. These derivatives qualify as fair value hedges under SFAS 133.

      In all other cases, derivative instruments used by Alcatel do not qualify for hedge accounting, because they do not satisfy SFAS 133 hedge criteria.

Fair value hedges

      The ineffective portion of changes in fair value hedge was not material in the income statement at December 31, 2003. At December 31, 2002 the ineffective portion, of changes in fair value hedge of € 17 million was both due to mismatches in amounts and maturities.

      The Group did not have any amount excluded from the measure of effectiveness.

      There was no impact of contract cancellations on the income statement at December 31, 2003. This impact was € 32.8 million at December 31, 2002.

Net investment hedges

      The Group had stopped investment hedges in foreign subsidiaries. At December 31, 2003, there was no derivative qualifying as investment hedge.

      The portion of the derivatives that do not qualify as a hedge had been recorded in income statement and had generated a loss of € 17 million at December 31, 2003 and a € 219 million gain at December 31, 2002.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) Restructuring

      Under French GAAP, as disclosed in note 1(j) and starting January 1, 2002 (first application of the regulation No. 00-06, regulation on liabilities), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group’s management and have been announced before the closing date. Until December 31, 2001, the Group recorded restructuring reserves when the restructuring programs had been finalized and approved by Group management and had been announced before approval of the financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in note 37(d).

      The impact of this U.S. GAAP adjustment for the years ended December 31, 2003, 2002 and 2001 respectively is as follows:

2003:

				Cumulative
		Current		translation
		year		adjustments
	2002	expense(1)	Utilization	and others	2003

	(in millions of euros)
French GAAP reserve	919	1,160	(980)	(31)	1,068
Cost to relocate employees to another site	(3)	(5)	1	(1)	(8)
Moving costs	(6)	(8)	4	2	(8)
Other direct costs	(15)	(21)	2	3	(31)
Lay-off costs in excess of legal obligation	(16)	(73)	(68)	—	(157)

Total U.S. GAAP adjustment	(40)	(107)	(61)	4	(204)

U.S. GAAP restructuring reserve	879	1,053	(1,041)	(27)	864

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	—	898	(483)	(6)	409

(1)	Restructuring costs as indicated in the consolidated U.S. GAAP income statement (see note 38(1)) amount to € 1,132 million of which € 1,053 million, related to the restructuring reserve and € 79 million related to impairment of fixed assets.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The current year expense recorded in 2003 includes the following major actions:

2003

(in millions
of euros)
— Lay-off costs in Alcatel-CIT (France)	(269)
— Downsizing of Submarine Networks Division: mainly lay-off costs in France (ASN France), rental termination cost of vessel	(116)
— Lay-off costs in Alcatel Espana S.A. (Spain)	(92)
— Reorganization of Space Division: transfer of part of the activity from Norway to France and lay-offs mainly in France	(80)
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	(74)
— Lay-off costs in Germany and closure of Stuttgart plant	(58)
— Closure of Illkirch	(59)
— Reorganization, outsourcing and termination costs in North American plants (US and Canada)	(54)
— Lay-off costs in Optronics Division (France and UK) before disposal of the activity in July 31, 2003	(51)
— Ongoing reorganization and downsizing of Optical Fiber Division: mothballing of Claremont site (US) and reduced activity in Conflans (France) and in Mönchengladbach (Germany)	(33)
— Lay-off costs in Italia	(18)
— Other plans in the world	(149)

Total	(1,053)

      The reserve at the end of 2003 is analyzed below:

2003

(in millions
of euros)
Employee termination benefits	603
Other costs	261

Total	864

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The remaining € 603 million reserve for employee termination benefits at December 31, 2003 includes approximately 7,930 employees representing:

Number of
employees

— Lay-off costs in Alcatel-CIT (France)	977
— Downsizing of Submarine Networks Division	449
— Lay-off costs in Alcatel Espana S.A. (Spain)	109
— Reorganization of Space Division: transfer of part of the activity from Norway to France and lay-offs mainly in France	288
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	1,811
— Lay-off costs in Germany and closure of Stuttgart plant	1,239
— Closure of Illkirch	503
— Reorganization, outsourcing and termination costs in North American plants (US and Canada)	648
— Ongoing reorganization and downsizing of Optical Fiber Division	346
— Lay-off costs in Italia	444
— Other plans in the world	1,116

Total	7,930

SFAS 146 disclosure related to plans initiated after December 31, 2002:

      The evolution of the restructuring reserve under U.S. GAAP during year ended December 31, 2003 for the plans initiated after December 31, 2002, is the following:

			Costs paid
	December 31,	Charged to	or settled		CTA and	December 31,
	2002	expense	(utilization)	Adjustments	other	2003

	(in millions of euros)
Alcatel-CIT	—	263	(196)	—	—	67
Alcatel Espana S.A. (Spain)	—	92	(72)	—	—	20
Submarine Networks Division	—	101	(23)	—	—	78
Space division	—	64	(30)	—	—	34
Germany	—	65	(4)	—	—	61
Illkirch	—	68	(17)	—	—	51
Optronics Division	—	51	(51)	—	—	—
Other (no individual amount higher than € 50 million)	—	194	(90)	—	(6)	98

Total	—	898	(483)	—	(6)	409

Of which:
Termination benefits	—	770	(453)	—	(4)	313
Contract terminations	—	74	(9)	—	(1)	64
Other associated costs	—	54	(21)	—	(1)	32

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

			Cumulative
		Amount	amount
		incurred as of	incurred as of
	Total amount	December 31,	December 31,
	expected	2003	2003

	(in millions of euros)
Termination benefits	959	770	770
Contract terminations	80	74	74
Other associated costs	80	54	54

Total	1,119	898	898

Of which:
Fixed Communications Group	694	559	559
Mobile Communications Group	99	80	80
Private Communications Group	261	210	210
Other	65	49	49

      The major exit activities initiated during 2003 are the following:

• Alcatel-CIT restructuring Plan

      Due to the down-turn in the Telecom market, and more specifically, the domestic French market, Alcatel CIT had to reduce its costs basis to remain competitive. In January 2003, Alcatel CIT management signed with French unions a specific agreement called “accord de méthode”, corresponding to overstaffing identified of more than 1,000 people.

      CIT had to reduce its resources in Fixed networks, given on the one hand, the maturity of “voice” activities and reduction of new functionalities requested by operators, and on the other hand, the reduced R&D efforts and necessary resources. Reduction in Wireline Transmission was due to decreased activities mostly related to reduced SDH business (high capacity transmission). Terrestrial Transmission was hit by the drop in sales as a consequence of the overall market depression, impacting mostly marketing and operation resources. Research & Innovation was penalized by a sharp activity downturn, particularly in Optics.

			Cumulative
		Amount	amount
		incurred as of	incurred as of
	Total amount	December 31,	December 31,
	expected	2003	2003

	(in millions of euros)
Termination benefits	350	262	262
Contract terminations	1	1	1
Other associated costs	—	—	—

Total	351	263	263

Of which:
Fixed Communications Group	217	167	167
Mobile Communications Group	79	61	61
Private Communications Group	38	29	29
Other	17	6	6

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Alcatel España S.A. (Spain) restructuring plan:

      Due to the overall downsizing of the market affecting Europe and the local competition in prices (particularly fixed networks products), Alcatel España had to reduce its costs basis to remain competitive in the local environment.

      Starting mid 2002, the production of wireline access products at the site of Toledo was outsourced in order to face the general downturn on the telecommunication market and to allow more flexibility on the market. In addition, Alcatel management decided to concentrate the production of switching products since several production sites were operated in Europe below their critical mass. The switching production at the Villaverde site was stopped and the remaining volume was transferred to Germany.

      In March 2003, a new plan was launched with the goal of centralizing functions of the entire organization of Alcatel España. This plan has eliminated much duplication in several functions and has allowed a greater use of the resources. As a consequence, the site of Villaverde was closed and all the employees working on this site were moved to the central office in Ramirez del Prado. In total, approximately 460 persons were covered under this re-organization and restructuring plan.

      In November 2003, an extension to the collective plan was negotiated with the unions to cover a downsizing of the activities of the Integration and Service Division.

			Cumulative
		Amount	amount
		incurred as of	incurred as of
	Total amount	December 31,	December 31,
	expected	2003	2003

	(in millions of euros)
Termination benefits	84	84	84
Contract terminations	—	—	—
Other associated costs	9	8	8

Total	93	92	92

Of which:
Fixed Communications Group	58	66	66
Mobile Communications Group	3	6	6
Private Communications Group	10	20	20
Other	22	—	—

•	Submarine Networks Division restructuring plan

      After 2 years of strong growth within the submarine industry, the market collapsed totally starting 2001. Alcatel’s submarine worldwide turnover decreased from € 1.8 billion in 2001 to € 0.5 billion in 2002 and € 0.2 billion in 2003. Most of the operators in the submarine market were placed under Chapter-11 protection, suspended payments, cancelled their contracts or asked for re-negotiation of the contract terms.

      In order to face this very difficult situation, Alcatel Submarine Networks set up general principles with the trade units by mid 2001.

      The French locations were re-organized and a social plan was implemented with a specific announcement in 2003. Given strong product synergies with terrestrial optical systems, the production for new generation submarine systems will be made in the factories for optical terrestrial systems. The production of cables in France was significantly re-dimensioned to the future market requirements.

      Due to a general overcapacity on the wet maintenance market and accelerated by contract terminations, a restructuring plan of the maintenance fleet was decided in the 2nd half 2003 aiming at

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reducing the vessel fleet from eight to six. The restructuring covers mainly the termination of the charter of one of the vessels as well as a write-off of another vessel.

			Cumulative
		Amount	amount
		incurred as of	incurred as of
	Total amount	December 31,	December 31,
	expected	2003	2003

	(in millions of euros)
Termination benefits	86	62	62
Contract terminations	17	20	20
Other associated costs	20	19	19

Total	123	101	101

Of which:
Fixed Communications Group	123	101	101
Mobile Communications Group
Private Communications Group
Other

     • Reorganization of Space Division:

      In 2001 and 2002, the satellite market suffered from a huge downturn, which led to over-capacities in Alcatel Space and other main competitors in this industry.

      Starting 2003, collective social plans were launched in France and in Belgium.

      To further resolve the overcapacity issues, it was also decided to close the subsidiaries in Norway and Denmark and transfer the workload to France.

			Cumulative
		Amount	amount
		incurred as of	incurred as of
	Total amount	December 31,	December 31,
	expected	2003	2003

	(in millions of euros)
Termination benefits	54	54	54
Contract terminations	10	10	10
Other associated costs	—	—	—

Total	64	64	64

Of which:
Fixed Communications Group	—	—	—
Mobile Communications Group	—	—	—
Private Communications Group	64	64	64
Other	—	—	—

     • Restructuring plan in Germany:

      Due to considerable technological changes and a serious reduction in the digital switching market, employment levels in Switching (particularly in installation/ deployment) were sharply decreasing in 2002/2003. Besides, due to a worldwide flat demand in Optical transmission systems from 2001 onwards, the Optics factory in Stuttgart could no longer be sustained for economic reasons. Voluntary leave and a reduction in working time in the first 3 quarters in 2003 were not be sufficient as restructuring measures.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      End November 2003, a new restructuring plan was launched. Main activities impacted are Switching (where Germany is one of the production units), Optical Transmission Systems (mainly manufacturing activities) and General Administrations.

			Cumulative
		Amount	amount
		incurred as of	incurred as of
	Total amount	December 31,	December 31,
	expected	2003	2003

	(in millions of euros)
Termination benefits	62	54	54
Contract terminations	—	—	—
Other associated costs	17	11	11

Total	79	65	65

Of which:
Fixed Communications Group	79	65	65
Mobile Communications Group
Private Communications Group
Other

     • Closure of Illkirch industrial activity:

      Since July 2001, Alcatel has been restructuring its industrial activities related to the production of GSM terminals at the Illkirch site. At first, the site was converted to manufacture opto-electronic components. However, when the components market collapsed, Alcatel opted to seek industrial work outside its own activities (Intraprise project).

      As no significant workload could be found, Alcatel management announced in November 2003 the closing of Illkirch Industries Division.

			Cumulative
		Amount	amount
		incurred as of	incurred as of
	Total amount	December 31,	December 31,
	expected	2003	2003

	(in millions of euros)
Termination benefits	82	68	68
Contract terminations	—	—	—
Other associated costs	—	—	—

Total	82	68	68

Of which:
Fixed Communications Group	—	—	—
Mobile Communications Group	—	—
Private Communications Group	82	68	68
Other

     • Lay-off in Optronics Division before disposal of the activity:

      On August 1, 2003, we sold our optical components business to Avanex. Under the terms of the agreement, we received 28% of Avanex’s stock. Before the disposal a restructuring plan which was part of the reorganization of this activity was initiated and completed during 2003.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Cumulative
		Amount	amount
		incurred as of	incurred as of
	Total amount	December 31,	December 31,
	expected	2003	2003

	(in millions of euros)
Termination benefits	51	51	51
Contract terminations	—	—	—
Other associated costs	—	—	—

Total	51	51	51

Of which:
Fixed Communications Group	—	—	—
Mobile Communications Group	—	—
Private Communications Group	51	51	51
Other	—	—	—

      The U.S. GAAP restructuring costs associated with the change in restructuring reserve during 2003 are reported under the “restructuring costs” line item.

      There are no material liabilities for costs associated with exit activities which are not recognized because fair value cannot be reasonably estimated.

2002

      The impact of this U.S. GAAP adjustment for the year ended December 31, 2002 is as follows:

				Cumulative
		Current		translation
		year		adjustments
	2001	expense	Utilization	and others	2002

	(in millions of euros)
French GAAP reserve	1,113	1,081	(1,105)	(170)	919
Cost to relocate employees outside	(9)	5	1	—	(3)
Moving costs	(10)	(16)	20	—	(6)
Other direct costs	(133)	74	16	28	(15)
Lay-off costs in excess of legal obligation/ early retirement programs	(258)	201	37	4	(16)

Total U.S. GAAP adjustment	(410)	264	74	32	(40)
Restructuring reserve and asset write-downs	703	1,345	(1,031)	(138)	879
Write-down of assets	88	—	—	(88)	—

U.S. GAAP restructuring reserve	615	1,345	(1,031)	(50)	879

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The current year expense recorded in 2002 includes the following major actions:

2002

(in millions
of euros)
— Lay-off and outplacement costs in Stuttgart (Germany)	261
— Costs of ongoing early retirement program and negotiated departures in CIT (France)	173
— Closure of Ghent site (Belgium) and termination costs at other Belgian sites	118
— Lay-off costs in other European units (Spain, Italy, Netherlands, Nordic countries)	261
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	229
— Reorganization and downsizing of Optical Fiber Division: closure of Conflans site (France) and High River site (Canada) and reduced activity at Douvrin site (France), Claremont site (U.S.) and Mönchengladbach (Germany)	107
— Reorganization of Space Division: conversion of Valence site (France) and early retirement program and negotiated departures at other sites	65
— Reorganization of Optronics Division: closure of Gatineau site (Canada), outsourcing of the U.S. activity, early retirement and voluntary terminations at other sites (France and Scotland)	23
— Other restructuring plans	108

Total	1,345

      The reserve at the end of 2002 is analyzed below:

2002

(in millions
of euros)
Employee termination benefits	604
Other costs	275

Total	879

      The remaining € 604 million reserve for employee termination benefits at December 31, 2002 includes approximately 7,452 employees to be terminated representing:

Number
of employees

— Negotiated departures relating to reorganization and outsourcing in North America	1,536
— Early retirement and negotiated departures in Stuttgart (Germany)	1,342
— Early retirement and lay-offs in Ghent (Belgium) and other Belgian sites	1,101
— On going early retirement program and negotiated departures in CIT (France)	741
— Negotiated departures in other European countries (Netherlands, Nordic countries, Slovakia) and other French units	918
— Early retirement and lay-offs in Space Division	427
— Departures relating to reorganization and downsizing of Optical Fiber and Optronics Divisions	486
— Other restructuring plans	901

Total	7,452

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001:

      The impact of this U.S. GAAP adjustment for the year ended December 31, 2001 is as follows:

				Cumulative
		Current		translation
		year		adjustments and
	2000	expense	Utilization	others	2001

	(in millions of euros)
French GAAP reserve*	442	1,389	(665)	(53)	1,113
Cost to relocate employees outside the Group	(14)	(4)	2	7	(9)
Moving costs	(5)	(3)	—	(2)	(10)
Other direct costs	(22)	(163)	54	(2)	(133)
Lay-off costs in excess of legal obligation	(68)	(187)	—	(3)	(258)

Total U.S. GAAP adjustment	(109)	(357)	56	—	(410)
Restructuring reserve and asset write-downs	333	1,032	(609)	(53)	703
Write-down of assets	3	87	—	(2)	88

U.S. GAAP restructuring reserve	330	945	(609)	(51)	615

*	including write-off of assets.

     The current year expense recorded in 2001 includes the following major actions:

2001

(in millions
of euros)
— Closure of Andover site and reorganization in other U.S. plants (termination costs and costs associated to outsourcing)	249
— Cost for negotiated departures in Alcatel Spain	122
— Cost for ongoing early retirement program and negotiated departures in CIT (France)	115
— Reorganization of Submarine Networks Division: closure of Portland site (U.S.), convert Port Botany (Australia) site to idle status and reduced activity in the U.K. and France	94
— Inventory and some severance costs, relating to mobile phones activity	86
— Lay-off costs in Geel and Ghent sites (Belgium)	71
— Negotiated departures in ARE (France)	57
— Lay-off costs and lease termination relating to closure of Maidenhead and London sites (U.K.)	34
— Severance costs in Oslo (Norway)	10
— Other restructuring plans	194

Total	1,032

      The reserve at the end of 2001 is set forth below:

2001

(in millions
of euros)
Employee termination benefits	511
Other costs	104

Total	615

      The remaining € 511 million reserve for employee termination benefits at December 31, 2001 was attributable to approximately 6,325 employees to be terminated including:

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Number of
employees

— Early retirements and lay-offs in Geel and Gent sites (Belgium)	1,345
— Reorganization of Submarine Networks Division: closure of Portland (U.S.), convert Port Botany (Australia) site to idle status and reduced activity in the U.K. and France	1,100
— Negotiated departures in Alcatel Spain	800
— Ongoing early retirement program and negotiated departures in CIT (France)	692
— Early retirement and negotiated departures relating to closure and reorganization in U.S. plants	570
— Early retirement and negotiated departures in Stuttgart (Germany)	232
— Reorganization in Alcatel Schweiz	172
— Early retirements and lay-offs in Etca (Belgium)	171
— Early retirements and negotiated departures in Rijswijk (The Netherlands)	145
— Negotiated departures in ARE (France)	116
— Other restructuring plans	982

Total	6,325

(5) Pension and post-retirement benefits other than pension plans

      In accordance with the laws and customs of each country, the Group provides to its employees pensions plans, medical insurance and reimbursement of medical expenses. In France, Group employees benefit from a retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.

      Disclosures in accordance with SFAS 132 are as follows:

a)  Pensions and retirement indemnities

      Pensions and retirement obligations are determined in accordance with the accounting principles presented in note 1(i).

      For defined benefit plans requiring an actuarial valuation, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increase) company by company. The assumptions for 2003, 2002 and 2001 are as follows (the rates indicated are weighted average rates):

	2003	2002	2001

Discount rate	4.81%	5.75%	5.93%
Future salary increases	3.55%	3.72%	3.89%
Expected long-term return on assets	4.50%	4.47%	5.13%
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years	15 years

      Split between Domestic and foreign is the following:

	2003		2002		2001

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign

Discount rate	4.30%	4.86%	5.50%	5.76%	5.50%	5.96%
Future salary increase	2.25%	3.70%	2.57%	3.88%	2.54%	4.05%
Expected long-term return on assets	3.42%	4.50%	5.00%	4.47%	6.09%	5.13%

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Measurement date for domestic plans is December 31, 2003.

      The discount rates are obtained by reference to market yields on high quality bonds having maturity dates equivalent to those of the plans.

      The expected returns on plan assets depend upon the structure of the investment portfolio, the maturity dates of the assets and the expected future performance.

	Pension benefits

	2003			2002			2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Change in benefit obligation
Benefit obligation at beginning of year	3,270	344	2,926	3,305	349	2,956	4,080	352	3,728
Service cost	96	15	81	138	26	112	131	20	111
Interest cost	153	15	138	180	17	163	181	17	164
Plan participants’ contributions	5	—	5	8	—	8	8	—	8
Amendments	23	—	23	27	—	27	6	—	6
Reclassification*	—	—	—	74	—	74	17	—	17
Business combinations	—	1	(1)	1	—	1	8	2	6
Disposals	(36)	(26)	(10)	(157)	(35)	(122)	(741)	(40)	(701)
Curtailments	(73)	(37)	(36)	(73)	(29)	(44)	—	(1)	1
Settlements	(65)	—	(65)	(44)	—	(44)	(90)	—	(90)
Special termination benefits	1	—	1	(1)	(1)	—	(5)	(4)	(1)
Actuarial loss/(gain)	211	(1)	212	139	24	115	(143)	9	(152)
Benefits paid	(186)	(5)	(181)	(250)	(7)	(243)	(184)	(6)	(178)
Other (foreign currency translation)	(117)	—	(117)	(77)	—	(77)	37	—	37

Benefit obligation at end of year	3,282	306	2,976	3,270	344	2,926	3,305	349	2,956

*	classified in other debt the year before

	Pension benefits

	2003			2002			2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Accumulated benefit obligation	2,825	262	2,563	2,852	320	2,532	2,839	328	2,511
Effect of salary increase	457	44	413	418	24	394	466	21	445

Benefit obligation at end of year	3,282	306	2,976	3,270	344	2,926	3,305	349	2,956

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension benefits

	2003			2002			2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Change in plan assets
Fair value of plan assets at beginning of year	2,137	46	2,091	2,281	54	2,227	2,904	72	2,832
Actual return on plan assets	91	3	88	(36)	(12)	(24)	(47)	(11)	(36)
Employers’ contribution	68	10	58	103	4	99	81	—	81
Plan participants’ contributions	5	—	5	8	—	8	8	—	8
Amendments	4	5	(1)	—	—	—	—	—	—
Reclassification*	—	—	—	78	—	78	15	—	15
Business combinations	—	—	—	19	—	19	(1)	—	(1)
Disposals	(5)	(5)	—	(71)	—	(71)	(478)	—	(478)
Curtailments	(3)	—	(3)	—	—	—	—	—	—
Settlements	(61)	—	(61)	(83)	—	(83)	(100)	—	(100)
Special termination benefits/ Benefits paid	(108)	(1)	(107)	(129)	—	(129)	(133)	(7)	(126)
Other (foreign currency translation)	(78)	—	(78)	(33)	—	(33)	32	—	32

Fair value of plan assets at end of year	2,050	58	1,992	2,137	46	2,091	2,281	54	2,227

*	Classified in other debt the year before.

	Pension benefits

	2003			2002			2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Funded status	(1,232)	(248)	(984)	(1,133)	(298)	(835)	(1,024)	(295)	(729)
Unrecognized actuarial loss/gain	162	80	82	45	117	(72)	(118)	102	(220)
Unrecognized transition obligation	(3)	(2)	(1)	2	(3)	5	(6)	(5)	(1)
Unrecognized prior service cost	63	0	63	70	(0)	70	28	(0)	28

Net amount recognized	(1,010)	(170)	(840)	(1,016)	(184)	(832)	(1,120)	(198)	(922)

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were € 2,453 million, € 2,323 million and € 948 million, respectively, as of December 31, 2003, € 2,263 million, € 2,163 million and € 798 million, respectively, as of December 31, 2002 and € 2,124 million, € 2,019 million and € 657 million, respectively, as of December 31, 2001. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were € 2,464 million, € 2,330 million and € 955 million, respectively, as of December 31, 2003, € 2,813 million, € 2,684 million and € 1,337 million, respectively, as of December 31, 2002 and € 2,302 million, € 2,160 million and € 811 million, respectively, as of December 31, 2001.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Components of net periodic cost:

	Pension benefits

	2003			2002			2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Components of netperiodic cost
Service cost	96	15	81	138	26	112	130	20	110
Interest cost	153	15	138	180	17	163	181	17	164
Expected return on plan assets	(95)	(3)	(92)	(110)	(4)	(106)	(121)	(0)	(116)
Amortization of transition obligation	(2)	0	(2)	(2)	(0)	(2)	(1)	(0)	(1)
Amortization of prior service cost	5	0	5	5	(0)	5	4	(0)	4
Amortization of recognized actuarial gain/loss	(19)	3	(22)	(11)	6	(17)	4	8	(4)
Effect of curtailments	(55)	(24)	(31)	(35)	(21)	(14)	(3)	—	(3)
Effect of settlements	23	—	23	23	—	23	41	—	41
Special termination benefits	1	—	1	(1)	(1)	—	(4)	(4)	—

Net periodic benefit cost	107	6	101	187	23	164	231	36	195

      Annual cost under French GAAP for pension benefits plans is € 107 million, € 187 million and € 231 million for the years ended December 31, 2003, 2002 and 2001, respectively. Since January 1, 1999, liabilities and prepaid expenses are determined under French GAAP in accordance with Statements of Financial Accounting Standards No. 87 and 88 (minimum liability adjustment “MLA” excepted); therefore, annual costs under both French GAAP and U.S. GAAP are the same.

Amounts recognized in the statement of financial position:

	Pension benefits

	2003			2002			2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Accrued benefit liability (including MLA)	(1,484)	(214)	(1,270)	(1,504)	(279)	(1,225)	(1,493)	(275)	(1,218)
Prepaid benefit cost	62	—	62	124	—	124	126	—	126

Net amount accrued for under U.S. GAAP	(1,422)	(214)	(1,208)	(1,380)	(279)	(1,101)	(1,367)	(275)	(1,092)

Intangible assets	50	—	50	—	—	—	—	—	—
Accumulated other comprehensive income	362	44	318	364	95	269	247	77	170

Net amount recognized	(1,010)	(170)	(840)	(1,016)	(184)	(832)	(1,120)	(198)	(922)

      The net accruals accounted for as December 31, 2003, 2002 and 2001 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension benefits

	2003			2002			2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Net amount accrued for under U.S. GAAP	(1,422)	(214)	(1,208)	(1,380)	(279)	(1,101)	(1,367)	(275)	(1,092)
Excess funding of plans recognized in income only when paid back to the Companies	—	—	—	—	—	—	—	—	—
Impacts of transition obligation, of prior service cost and of actuarial gains recognized with a different timing under local regulations	—	—	—	—	—	—	—	—	—
Minimum liability adjustments (MLA)	412	44	368	364	95	269	247	77	170

Net amount accrued for in consolidated financial statements	(1,010)	(170)	(840)	(1,016)	(184)	(832)	(1,120)	(198)	(922)
Accrued	(1,121)	(170)	(951)	(1,140)	(184)	(956)	(1,246)	(198)	(1,048)
Prepaid	111	—	111	124	—	124	126	—	126

Assets information

      Plan assets are invested as follows:

					Cash and
	Private and				cash		Property
	public bonds		Equity		equivalent		assets		Total

	(in millions of euros and percentage)
2001
Domestic	—	—	54	100%	—	—	—	—	54	100%
Foreign	912	41%	896	40%	201	9%	218	10%	2,227	100%

Total	912	40%	950	41%	201	9%	218	10%	2,281	100%

2002
Domestic	11	24%	34	74%	1	2%	—	—	46	100%
Foreign	941	45%	563	27%	389	19%	198	9%	2,091	100%

Total	952	45%	597	28%	390	18%	198	9%	2,137	100%

2003
Domestic	23	40%	34	58%	1	2%	—	—	58	100%
Foreign	822	41%	512	26%	371	19%	287	14%	1,992	100%

Total	845	41%	546	27%	372	18%	287	14%	2,050	100%

      The investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity cannot exceed 80% of plan assets and no individual shares may represent more than 5% of total equity within the plan. The shares held by the plan must be listed on a recognized exchange. The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.

      Moreover, for fiscal year 2004, we expect to contribute € 95 million to pension funds.

b)  Other post-retirement benefits

      These post-retirement benefits only relate to American employees for medical insurance and life insurance. Therefore, foreign amounts are equal to total amounts and domestic amounts are nil.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The assumptions for 2003, 2002 and 2001 are as follows (the rates indicated are weighted average rates). They are equal to pension plan assumptions for American companies:

	2003	2002	2001

General Inflation	3.00%	3.00%	3.00%
Discount rate	5.25%	6.50%	7.50%
Post-retirement cost trend rate	5.00%	5.00%	5.00%

	Other post-retirement
	benefits

	2003	2002	2001

	(in millions of euros)
Change in benefit obligation
Benefit obligation at beginning of year	106	110	123
Service cost	1	2	3
Interest cost	6	8	8
Plan participants’ contributions	—	—	—
Amendments	(121)	1	—
Business combinations	—	—	—
Disposals	—	—	(8)
Curtailments	—	(9)	(10)
Settlements	—		—
Special termination benefits	—		—
Actuarial loss/(gain)	35	20	(6)
Benefits paid	(6)	(7)	(6)
Other (foreign currency translation)	(9)	(19)	6

Benefit obligation at end of year	12	106	110

      The main American medical and life insurance plan has been amended in 2003. After 2006, Alcatel will no longer participate in this scheme.

Other post-retirement
benefits

	2003	2002	2001

(in millions of euros)
Change in plan assets
Fair value of plan assets at beginning of year	—	—	—
Actual return on plan assets	—	—	—
Employers’ contributions	—	—	—
Plan participants’ contributions	—	—	—
Amendments	—	—	—
Business combinations	—	—	—
Disposals	—	—	—
Curtailments	—	—	—
Settlements	—	—	—
Special termination benefits/Benefits paid	—	—	—
Other (foreign currency translation)	—	—	—

Fair value of plan assets at end of year	—	—	—

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Other post-retirement
	benefits

	2003	2002	2001

	(in millions of euros)
Funded status	(12)	(106)	(110)
Unrecognized actuarial loss/(gain)	41	16	2
Unrecognized transition obligation	0	2	15
Unrecognized prior service cost	(107)	—	—

Net amount recognized	(78)	(88)	(93)

Components of net periodic cost:

	Other post-retirement
	benefits

	2003	2002	2001

	(in millions of euros)
Components of net periodic cost
Service cost	1	2	3
Interest cost	6	8	8
Expected return on plan assets	—	—	—
Amortization of transition obligation	0	1	2
Amortization of prior service cost	(1)	—	1
Amortization of recognized actuarial (gain)/loss	4	—	—
Effect of curtailments	1	7	—
Effect of settlements	—	—	—
Special termination benefits	—	—	—

Net periodic benefit cost	11	18	14

Amounts recognized in the statement of financial position:

	Other post-retirement
	benefits

	2003	2002	2001

	(in millions of euros)
Accrued benefit liability	(78)	(88)	(93)
Prepaid benefit cost	—	—	—

Net amount accrued for under U.S. GAAP	(78)	(88)	(93)

      Regarding the other benefit plans, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point increase	Point decrease

Effect on total of service and interest cost components:	8.7%	(7.3%)
Effect on the post-retirement benefit obligation:	9.6%	(8.0%)

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6) Income taxes

(a) Deferred tax balances:

	2003	2002	2001

	(in millions of euros)
Deferred tax assets	6,346	6,343	5,601
Less valuation allowance*	(4,306)	(4,128)	(2,550)

Net deferred tax assets	2,040	2,215	3,051
Deferred tax liabilities	(11)	(221)	(708)

Net deferred taxes	2,029	1,994	2,343

*	Of which € 62 million at December 31, 2003 (€ 85 million at December 31, 2002 and € 85 million at December 31, 2001) will be allocated to reduce goodwill.

     Major temporary differences giving rise to deferred taxes at December 31 are as follows:

	2003	2002	2001

	(in millions of euros)
Tax effect of temporary differences related to:
Accounting for long-term contracts	(11)	(81)	(73)
Depreciation of property, plant and equipment	—	—	(81)
Other	—	(140)	(554)

Deferred tax liabilities	(11)	(221)	(708)

Tax losses carried forward	4,483	4,292	2,986
Accrued pension and retirement obligation	62	277	114
Other reserves	304	238	279
Other	1,497	1,536	2,222

Deferred tax assets	6,346	6,343	5,601
Less: Valuation allowance	(4,306)	(4,128)	(2,550)

Deferred tax assets, net	2,040	2,215	3,051

Total deferred tax assets (liabilities), net	2,029	1,994	2,343

      Deferred tax balances are analyzed as follows:

At December 31, 2003	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	406	1,634	2,040
Deferred tax liabilities	(11)	—	(11)

Total	395	1,364	2,029

At December 31, 2002	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	568	1,647	2,215
Deferred tax liabilities	(73)	(148)	(221)

Total	495	1,499	1,994

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2001	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	1,665	1,386	3,051
Deferred tax liabilities	(162)	(546)	(708)

Total	1,503	840	2,343

(b) Analysis of income tax (expense) benefit:

	2003	2002	2001

	(in millions of euros)
Current tax (expense) benefit	(62)	283	(151)
Tax benefit of operating losses carried forward	534	1,860	2,149
Net change in valuation allowance	(575)	(1,903)	(202)
Other deferred tax (expense) benefit	(10)	(149)	(618)

Income tax (expense) benefit	(113)	91	1,178

(c) Effective income tax rate

	2003	2002	2001

	(in millions of euros)
Income (loss) before taxes, share in net income of equity affiliates, purchased R&D, amortization of goodwill, minority interests and extraordinary items	(1,591)	(4,540)	(3,790)
Average income tax rate	32.6%	35.1%	34.0%

Expected tax (charge) benefit	518	1,594	1,288
Impact of:
— reduced taxation of certain revenues	12	5	92
— net change in valuation allowance	(575)	(1,903)	(202)
— tax credits	(3)	31	46
— other	(65)	364	(47)

Actual income tax (charge) benefit	(113)	91	1,178
Effective tax rate	(7.1)%	2.0%	31.1%

(d)	Income (loss) before taxes, share in net income of equity affiliates, purchased R&D, minority interests and extraordinary items by geographical origin:

	2003	2002	2001

	(in millions of euros)
France	(995)	(1,690)	(453)
Foreign	(600)	(6,962)	(5,381)

Income (loss) before tax	(1,595)	(8,652)	(5,834)

(7) FIN45 Disclosure

      The recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the audited consolidated financial statements.

      Through our normal course of business, we have entered into guarantees and indemnifications which mainly arose from the following situations:

•	Business sale agreements

•	Intellectual property indemnification obligations

•	Lease agreements

•	Third-party debt agreements

•	Indemnification of lenders and agents under our credit and support facilities and security arrangements

•	Indemnification of counterparties in receivables securitization transactions

•	Other indemnification agreements

      Guarantees and indemnification agreements are mainly disclosed in Note 30 with:

—	“debt guarantees” for third-party debt agreements, indemnification of lenders and agents under our credit and support facilities and security arrangements and indemnification of counterparties in receivables securitization transactions;

—	and “other contingent commitments”.

      Regarding business sale agreements, the Group is unable to reasonably estimate the maximum amount that could be payable under these arrangements because the exposures are not capped and because of the conditional nature of the Group’s obligations and the unique facts and circumstances involved in each agreement.

      The Group records a liability for product warranties corresponding to the estimated amount of future repair and replacement costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales disclosed in note 24. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.

      Change of product warranty reserve during fiscal 2003:

2003

(in millions of euros)
As of January 1, 2003	751

Additional reserves	259
Used	(205)
Changes in estimates of pre-existing warranties	(162)
Change in consolidated companies	(18)
Exchange differences and other	(51)

As of December 31, 2003	574

      Disclosures related to guarantees given are set forth in note 30.

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8) FIN46 Disclosure

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities (“VIE”), an Interpretation of ARB No. 51” (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 requires consolidation of a VIE if the reporting entity is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the VIE’s residual returns or both. This represents a significant change from the then previous rules, which required consolidation by the entity with voting control.

      FIN 46 was effective immediately for VIE created after January 31, 2003. The Company will apply FIN 46, as revised, to VIE created before February 1, 2003 as follows: (i) beginning January 1, 2004 for structures commonly referred to as special-purpose entities as a cumulative effect of the accounting change as of that date; and (ii) at June 30, 2004 for other than special-purpose entities. At December 31, 2003, after reviewing our contractual obligations and off-balance sheet arrangements (as described in note 30) as well as our investments in non-consolidated companies, we did not identify any investment in VIE as defined by FIN 46.

(9)	Combined information concerning subsidiaries consolidated using the proportionate consolidation method

      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of proportionate consolidation method, summarized financial information about the Group’s share of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to investments in operating entities accounted for using the proportionate consolidation method (Evolium and Alda Marine in 2003, 2002 and 2001) have been prepared for the three years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,

	2003	2002	2001

	(in millions of euros)
Balance Sheet data
Non-current assets	153	234	361
Current assets	56	18	53
Non-current liabilities	102	187	178
Current liabilities	49	68	63
Income statement data
Net sales	1	10	8
Cost of sales	(32)	(38)	(22)
Income (loss) from operations	(34)	(50)	(57)
Net result	(45)	(185)	(51)
Cash flow data
Cash flow from operating activities	(14)	5	(38)
Cash flow from investing activities	(31)	(46)	(93)
Cash flow from financing activities	42	46	35

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10) Other information on affiliates

      Market value of Alcatel’s stake in listed equity affiliates at December 31, 2003:

	% interest	Net value	Market value

		(in millions of euros)
Avanex	26.2%	97	141
Thales	9.5%	351	433

      In addition, dividends received in 2003 from equity affiliates amounted to € 13 million (€ 81 million for 2002 and € 72 million for 2001).

(11) Other information (schedule II) — based on French GAAP information

	Balance at	Charged to		Balance at
	beginning	costs and	Other	end
	of period	expenses	movements	of period

		(in millions of euros)
Valuation and qualifying accounts deducted from the related accounts
2003
Other investments and miscellaneous	2,008	(311)	(148)	1,549
Inventories	1,394	67	(483)	978
Trade receivables and related accounts	1,092	(253)	(402)	437
Other accounts receivable	36	(13)	11	34
2002
Other investments and miscellaneous	1,493	710	(195)	2,008
Inventories	1,588	562	(756)	1,394
Trade receivables and related accounts	928	279	(115)	1,092
Other accounts receivable	17	6	13	36
2001
Other investments and miscellaneous	444	1,026	23	1,493
Inventories	1,111	1,393	(916)	1,588
Trade receivables and related accounts	585	147	196	928
Other accounts receivable	18	3	(4)	17
Accrued contract costs and other reserves
2003
Accrued pensions and retirement obligations	1,016	132	(138)	1,010
Estimated losses on long-term contracts	112	85	(42)	155
Other contract costs	1,377	66	(395)	1,048
Other reserves	893	185	(299)	779
2002
Accrued pensions and retirement obligations	1,120	187	(291)	1,016
Estimated losses on long-term contracts	343	(14)	(217)	112
Other contract costs	1,475	336	(434)	1,377
Other reserves	1,223	107	(437)	893
2001
Accrued pensions and retirement obligations	1,292	177	(349)	1,120
Estimated losses on long-term contracts	272	191	(120)	343
Other contract costs	1,453	460	(438)	1,475
Other reserves	838	627	(242)	1,223

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12) Recently issued U.S. Accounting Standards

      In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged.. Alcatel has assessed the impact SFAS 143 may have on the earnings and financial position of the Alcatel group. Alcatel concluded that the adoption of SFAS 143 had no impact on Alcatel’s consolidated financial statements under U.S. GAAP.

      In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/ or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. For Alcatel, the provisions of this Issue become effective beginning January 1, 2004. Alcatel is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

      In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results (see note 39(2)). Alcatel applies APB 25 that uses an intrinsic value based approach to measure compensation expense (see note 37(h)).

      The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. The main provisions of FIN 46 are effective in financial statements for periods ending after March 15, 2004 (except for certain VIE structures that had an earlier effective date). Alcatel does not expect this Interpretation to have an effect on its consolidated financial statements. (see specific disclosure in note 39(8))

      In May 2003 the Financial Accounting Standards Board issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as a liability. The changes in this statement will result in a more complete depiction of an entity’s liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the statement of operations. SFAS 150 is effective for financial instruments issued or modified after March 31, 2003. No such instruments within the scope of this Statement were issued or modified by Alcatel since March 31, 2003 and until December 31, 2003. Financial instruments existing before March 31, 2003 are subject to this Statement beginning on January 1, 2004 for Alcatel. Alcatel is currently reviewing this Statement to measure the potential impact on its results of operations and financial position for financial instruments existing before March 31, 2003.

      In May 2003, the EITF reached a consensus on EITF 01-8 “Determining Whether an Arrangement Contains a Lease”, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 “Accounting for Leases”, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This consensus is effective prospectively for contracts entered into or significantly modified after January 1, 2004. Alcatel is currently reviewing this consensus to measure the potential impact on its results of operations and financial position.

      In December 2003, the FASB issued FASB Statement No. 132 (Revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106” (“SFAS 132”), which amended the previously issued SFAS 132 issued in February 1998. SFAS 132 revises employers’ disclosures about pension plans and other postretirement benefit plans and requires enhanced disclosure regarding the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. SFAS 132 does not change the measurement or recognition of those plans required by FASB Statements No. 87, 88, or 106. Alcatel has adopted the disclosure provisions associated with its domestic plans, effective December 31, 2003. Alcatel will adopt the disclosure provisions for its foreign plans in the fiscal year ending December 31, 2004, as required. Adoption of the provisions did not and will not have an impact on the Company’s financial position or results of operations for the years ended December 31, 2003 and 2004, respectively.

      European Regulation requires that Alcatel adopt International Financial Reporting Standards (IFRS) as its primary GAAP by 2005. Currently, all of the IFRS accounting standards have not been finalized, nor is it clear whether all such standards will have been released and endorsed by the European Commission by the 2005 deadline. The eventual transition from French GAAP to IFRS will be made in compliance with IFRS 1, First-Time-Adoption of IFRs which provides guidance on retroactive application and outlines certain exemptions and exceptions. In the meantime, Alcatel will continue to use French GAAP as its primary GAAP financial statements. Alcatel is currently assessing the impact, which could be significant, that the application of IFRS will have on its financial statements. Once all IFRS accounting standards have been issued and endorsed by the European Commission and the transition date to IFRS is definitive, Alcatel will disclose as soon as practicable the impact of such application. Upon adoption of IFRS, Alcatel will disclose in its primary financial statements, a reconciliation between French GAAP and IFRS (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented), as well as additional reconciliation disclosures between IFRS and U.S. GAAP (including narrative and net income and shareholders’ equity reconciliation for the applicable periods presented). Additional information is given in item 5 — Operating and Financial Review and Prospects — Adoption in 2005 of new accounting standards (International Financial Reporting Standards)).

ALCATEL AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 40 — Subsequent events

      On January 14, 2004, Alcatel announced that it had completed the sale of the Saft Group to Doughty Hanson for € 390 million. This disposal is recorded as a discontinued operation as of the beginning of 2003 (see note 2). The sale proceeds will be accounted for in the 2004 consolidated financial statements.

      On February 10, 2004, Alcatel and Draka announced their intention to combine, respectively, their global optical fiber and communication cable businesses into a jointly owned company. Draka would own 50.1% of the new company and Alcatel 49.9%.

      On March 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB-. Standard & Poor’s outlook continues to be stable and it also affirmed our short-term B corporate credit rating.

      On March 17, 2004, Alcatel launched an exchange offer for its 7.00% Notes due 2006, of which € 995 million were then outstanding, for new notes of a longer maturity. On March 30, 2004, Alcatel announced that € 366 million principal amount of the 7.00% Notes due 2006 had been exchanged for € 412 million principal amount of Alcatel’s new 6.375% Notes due 2014. Alcatel also issued and sold an additional € 50 million principal amount of its new 6.375% Notes due 2014. Interest on the 6.375% Notes is payable annually.