Form 20-F
period 2004-12-31
ALCATEL
filed 2005-03-31
CIK 886125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
Commission file number: 1-11130
ALCATEL
(Exact name of Registrant as specified in its charter)
Republic of France
(Jurisdiction of incorporation or organization)
54, rue La Boétie
75008 Paris, France
(Address of principal executive offices)
     Securities registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing one ordinary share,
nominal value € 2 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
      The number of outstanding shares of the issuer’s classes of capital or common stock as of December 31, 2004 was as follows: 1,305,455,461 ordinary shares, nominal value € 2 per share.
      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
      The following table represents selected consolidated financial data for Alcatel for the five-year period ended December 31, 2004, which have been derived from the audited consolidated financial statements of Alcatel. The selected consolidated financial data is qualified by reference to, and should be read in conjunction with, Alcatel’s consolidated financial statements and the notes to those statements and Item 5 — “Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
      French GAAP differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and French GAAP as they relate to Alcatel’s consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity, please refer to Notes 37 through 40 to Alcatel’s consolidated financial statements.

	At December 31,

	2004(1)	2004	2003	2002	2001	2000

	(in millions, except per share and ADS data)
Income Statement Data Amounts in accordance with French GAAP:
Net sales	$16,604	€12,265	€12,513	€16,547	€25,353	€31,408
Income (loss) from operations	1,324	978	332	(727)	(361)	2,251
Restructuring costs	(412)	(304)	(1,314)	(1,474)	(2,124)	(143)
Amortization of goodwill	(552)	(408)	(578)	(589)	(1,933)	(576)
Other revenue (expense)(2)	493	364	120	(830)	(213)	623
Net income (loss)	380	281	(1,944)	(4,745)	(4,963)	1,324
Earnings per Ordinary Share
Net income (loss) — Basic(3)(4)	0.28	0.21	(1.46)	(3.99)	(4.29)	1.23
Net income (loss) — Diluted(4)(5)	0.28	0.21	(1.46)	(3.99)	(4.29)	1.18
Dividends per ordinary share(4)(6)		—	—	—	0.16	0.48
Dividend per ADS(6)		—	—	—	0.16	0.48
Amounts in accordance with U.S. GAAP (7)
Net sales	17,143	12,663	12,528	16,549	25,627	31,382
Income (loss) from operations	744	550	(1,349)	(8,300)	(5,285)	(179)
Net income (loss)	744	550	(1,721)	(11,511)	(4,937)	(481)
Basic earnings per ordinary share(3)(4) :
Income (loss) before extraordinary items	0.61	0.45	(1.46)	(7.29)	(4.05)	(0.45)
Net income (loss)	0.61	0.45	(1.42)	(9.67)	(4.26)	(0.45)
Diluted earnings per ordinary share (4)(5):
Income (loss) before extraordinary items	0.58	0.43	(1.46)	(7.29)	(4.05)	(0.45)
Net income (loss)	0.58	0.42	(1.42)	(9.67)	(4.26)	(0.45)
Basic earnings per ADS(4):
Income (loss) before extraordinary items	0.61	0.45	(1.46)	(7.29)	(4.05)	(0.45)
Net income (loss)	0.61	0.45	(1.42)	(9.67)	(4.26)	(0.45)
Diluted earnings per ADS(4):
Income (loss) before extraordinary items	0.58	0.43	(1.46)	(7.29)	(4.05)	(0.45)
Net income (loss)	0.58	0.42	(1.42)	(9.67)	(4.26)	(0.45)

	2004(1)	2004	2003	2002	2001	2000

Balance Sheet Data Amounts in accordance with French GAAP:
Total assets	$25,772	€19,037	€21,132	€25,880	€36,549	€42,978
Short-term investments and cash and cash equivalents	6,919	5,111	6,269	6,109	5,013	3,060
Short-term debt	1,403	1,036	883	1,096	1,796	1,813
Long-term debt	4,499	3,323	4,410	4,687	5,879	5,577
Shareholders’ equity after appropriation	4,560	3,368	3,030	5,007	9,630	14,361
Minority interests	509	376	363	343	219	435
Amounts in accordance with U.S. GAAP (7)
Shareholders’ equity	9,292	6,864	6,414	8,184	20,788	26,140
Total assets(8)	32,340	23,888	25,998	30,435	49,046	54,323
Long-term debt	4,912	3,628	4,713	5,070	6,202	5,577

(1)	Translated solely for convenience into dollars at the noon buying rate of € 1.00 = $ 1.3538 on December 31, 2004.

(2)	Other revenue (expense) includes capital gains (loss) on share disposals, tangible and intangible asset disposals, non-recurring expenses and revenues linked to ordinary business that are exceptional in terms of materiality and frequency, and extraordinary expenses (revenues).

(3)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries at December 31, without adjustment for any share equivalent:

Ordinary shares: 1,349,528,158 in 2004 for French GAAP earnings per share (including 120,782,388 shares related to bonds mandatorily redeemable for ordinary shares) and 1,228,745,770 for U.S. GAAP earnings per share; 1,332,364,920 in 2003 for French GAAP earnings per share (including 120,784,953 shares related to bonds mandatorily redeemable for ordinary shares) and 1,211,579,968 in 2003 for U.S. GAAP earnings per share; 1,190,067,515 in 2002, 1,158,143,038 in 2001 and 1,077,084,401 in 2000 for both French GAAP and U.S. GAAP earnings per share.

(4)	All ordinary share and per ordinary share data and all ADS and per ADS data for the years ended December 31, 2002, 2001 and 2000 have been adjusted to reflect (i) the five-for-one stock split that became effective on May 22, 2000 and (ii) the conversion on April 17, 2003 of all of our outstanding Class O shares and Class O ADSs into our ordinary shares and ADSs, as applicable, on a one-to-one basis. We no longer have Class O shares trading on the Euronext Paris or Class O ADSs trading on the NASDAQ National Market.

(5)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

—	French GAAP: ordinary shares: 1,363,661,187 in 2004; 1,332,364,920 in 2003; 1,190,067,515 in 2002; 1,158,143,038 in 2001 and 1,077,084,401 in 2000.

—	U.S. GAAP: ordinary shares: 1,363,661,187 in 2004; 1,211,579,968 in 2003; 1,190,067,515 in 2002; 1,158,143,038 in 2001 and 1,077,084,401 in 2000.

(6)	Year to which dividend relates. Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate.

(7)	For information concerning the differences between French GAAP and U.S. GAAP, see Notes 37 to 40 to our consolidated financial statements included elsewhere herein.

(8)	Advance payments received from customers are not deducted from the amount of total assets. See Note 36(l) to our consolidated financial statements included elsewhere herein.

Exchange Rate Information
      The table below shows the average noon buying rate of euro from 2000 to 2004. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

Year	Average rate(1)

2004	$1.2478
2003	1.1411
2002	1.0531
2001	0.8929
2000	0.9174

(1)	The average of the noon buying rate for euro on the last business day of each month during the year.
     The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low

September 2004	$1.2417	$1.2052
October 2004	1.2783	1.2271
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
      On March 30, 2005, the noon buying rate was € 1.00 = $ 1.29944.
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
Renewed weakness in the telecommunications market could once again have a material adverse effect on our business, operating results and financial condition, and cause us to continue to incur net losses in the future.
      Our business is extremely sensitive to market conditions in the telecommunications industry. For the three-year period immediately preceding 2004, our operating results were adversely affected as a result of unfavorable economic conditions and reduced capital spending by carriers and businesses, particularly in the United States and Europe. While there has been some improvement in capital spending trends in 2004, it is difficult to know whether this improvement will continue. Capital spending for telecommunications equipment and related services depends upon the extent of existing unused capacity and the growth rate in voice and data traffic levels, including growth in Internet and electronic commerce generated traffic. If this capital spending does not maintain its current level or does not increase from current levels, the market for our products may decline or fail to develop as expected. This would result in reduced sales and the carrying of excess inventory and may result in our incurring net losses in the future. We have recently experienced slower than expected demand for access products in the U.S. and for fixed-line products in China.

      While we expect the market for triple-play products and services to develop over the course of 2005, delays in the development of this market or the failure of the market to develop as anticipated could have an adverse effect on our sales.
If we fail to keep pace with rapid changes in technology, our business could suffer.
      Technology in the telecommunications industry continues to advance at a rapid pace, particularly in the fields of mobile telecommunication networks and services, data processing and transmission. Failure to introduce or develop new products and technologies in a timely manner or failure to respond to changes in market demand may harm our business.
Our inability to compete effectively with existing or new competitors could result in reduced revenues, reduced margins and loss of market share.
      The telecommunications industry continues to have excess capacity and there has not been any significant consolidation. On the contrary, new competitors continue to emerge and grow. Asian-based competitors are now providing fierce competition not only in Asia but in other markets as well. Accordingly, the industry remains highly competitive and pricing pressures are intense across a growing range of products and services. Some of our competitors have a stronger position than us with respect to certain products or in particular markets. Also, the continued strength of the euro against the U.S. dollar and the major Asian currencies may give a competitive advantage to those of our competitors that incur a great portion of their costs outside the euro area.
      Gross margins may be adversely affected by increased price competition, excess capacity, higher material or labor costs, obsolescence charges, additional inventory write-downs, introductions of new products, increased levels of customer services, changes in distribution channels, and changes in product and geographic mix.
      In order to maintain or increase market share and to acquire new clients we may need to enter into contracts on terms that are less advantageous to us than what has been our general practice and as a result, our gross margin may be adversely impacted.
Our restructuring plan may not achieve its target and may require refinement based on the changing market environment.
      In response to continued changes in the telecommunications industry and general economic conditions, we have restructured, and continue to restructure, our activities to more strategically realign our resources. Our restructuring plan is based on certain assumptions regarding the cost structure of our business, the nature and severity of the competition and continuing price pressure in the telecommunications industry and our expected revenue rate. One or more of these assumptions may prove to be inaccurate. The plan has involved the implementation of a number of initiatives to streamline our business, reduce our fixed assets and improve our balance sheet through the reduction in net debt-corresponding to our cash and cash equivalents net of financial debt (see Note 26 to our consolidated financial statements) — and inventory levels, the write-off of tangible and intangible assets, the exit from certain businesses, the sale of manufacturing plants, the reduction in the number of employees, the implementation of our outsourcing programs for manufacturing and the refocusing of our research and development efforts toward products that meet our customers’ requirements. We can provide no assurance that the completed or planned steps will be sufficient, that we will not be required to refine, expand or extend our restructuring plan or that our margins will continue to improve as a result of the plan.
      We can provide no assurance that the costs actually incurred in connection with our restructuring plans will not be higher than the amount that we have estimated. Current and additional restructuring actions may result in further cash and/or non-cash charges that could have a material adverse effect on our business, operating results and financial condition. In addition, reductions in our assets, employees and businesses may negatively impact our efforts to enhance our existing products and services, develop new services and products or keep pace with technological advances in our field. Therefore, our restructuring plan may reduce our ability to benefit from a further recovery in the telecommunications industry as a whole or in certain segments of the telecommunications industry.
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
      In order to finance our business, we have entered into a syndicated credit facility allowing for the drawdown of significant levels of debt, but our ability to draw on this facility is conditioned upon our compliance with a financial covenant, and we can provide no assurance that we will be in compliance with such covenant at all times in the future.
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
      Our short-term debt rating allows us a very limited access to the commercial paper market, and the non-French commercial paper market is generally not available to us on terms and conditions that we find acceptable. Our ability to access the capital markets and our financing costs are, in part, dependent on Standard & Poor’s, Moody’s or similar agencies’ ratings with respect to our debt and corporate credit and their outlook with respect to our business. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and reduced access to the capital markets. We can provide no assurance that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies.
Credit and commercial risks and exposures could increase if the financial condition of customers declines.
      A substantial portion of our sales are to customers in the telecommunications industry. These customers have often required their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. As of December 31, 2004, net of reserves, we had provided customer financing of approximately € 253 million, and we had outstanding commitments to provide further direct loans or financial guarantees of approximately € 92 million. We continuously monitor and manage the credit we extend to our customers and attempt to limit credit risks by, in some cases, obtaining security interests or by transferring to banks or export credit agencies a portion or all of the risk associated with this financing. We expect to continue to provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms.
      More generally, as part of our business we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any payment from the customer. As is the case with customer financing, we continuously monitor and manage this commercial risk exposure.
      As a result of the financing provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction or have experienced financial difficulties. Upon the financial failure of a customer, we have experienced, and in the future may experience, losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, as well as the loss of the customer’s ongoing business. Should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. We review the levels of our customer commercial risk exposure and financing reserves on a regular basis. In addition to being selective in providing customer financing, we have various programs in place to monitor and mitigate customer commercial risk exposure and credit risk, including a prior approval process by our Risk Assessment Committee and by our Trade & Project Finance Department, performance milestones, other conditions of funding, and active customer financing portfolio and repayment record reviews. With respect to customer financing, our management is focused on the strategic use of our limited customer financing capacity, on revolving that capacity as quickly and efficiently as possible, and on managing the absolute euro amount of our customer financing obligations. However, we can provide no assurance that all these measures will reduce our exposure to customers’ credit and general repayment risk. While we believe that our allowances for credit losses and commercial non-repayment losses are adequate, we cannot assure investors that such allowances will cover actual losses.
Our sales are made to a relatively limited number of large customers. The loss of one of these customers or our inability to obtain new customers would result in lower sales.
      Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our sales and we expect that, for the foreseeable future, this will continue to be the case. For example, in 2004 our 10 largest customers accounted for 24% of our net sales. However, no single customer accounted for more than 10% of our net sales. In addition, even if we are successful in attracting new customers, new market entrants may not have access to sufficient financing to purchase our products and equipment.
An increasing amount of our sales, particularly in mobile networks, is made in emerging markets.
      We are experiencing increased sales in emerging markets in Asia, Africa and Latin America. This is particularly the case with respect to mobile infrastructure products and related services. In these markets we are faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency.
Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.
      Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and, to a lesser extent, the British pound. Because our financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could continue to have a material impact on our reported results. In 2003 and 2004, the relative strength of the euro against the U.S. dollar had a significant negative impact on our net sales. The weakness of the dollar against the euro has meant that competition is particularly intense from competitors with a large part of their costs outside the euro area. This has put pressure on our margins and might continue to do so. If the dollar continues to be weak against the euro in 2005, this may have a further negative impact on our sales and our margins. We also experience other market risks, including changes in interest rates and in prices of marketable equity securities that we own. We use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.
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
We are involved in several significant joint ventures and are exposed to problems inherent to companies under joint management.
      We are involved in several significant joint venture companies, some of which are fully consolidated in our accounts. Although we believe these companies present significant strategic advantages, the related joint venture agreements may require unanimous consent or the affirmative vote of a qualified majority of the shareholders to take certain actions, thereby possibly slowing down the decision-making process.
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
Judgments of U.S. courts may not be enforceable against us including those predicated on the civil liability provisions of the federal securities laws of the United States may not be enforceable in French courts.
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
Preemptive rights may not be available for U.S. persons.
      Under French law, shareholders have preemptive rights to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our ADSs or ordinary shares may not be able to exercise preemptive rights for their shares unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. If so, U.S. holders of our ADSs or ordinary shares will be unable to exercise their preemptive rights.

Item 4.     Information on the Company
History and Development
      We are a leading, worldwide provider of a wide variety of telecommunications equipment and services. We had net sales of € 12.3 billion in 2004 and have approximately 56,000 employees in 130 countries. Our telecommunications equipment and services enable our customers to send or receive virtually any type of voice or data transmission. Our customers include fixed line and wireless telecommunications operators, sometimes referred to as carriers, Internet service providers, governments and businesses.
      Alcatel is a French société anonyme, established in 1898, originally as a publicly owned company. Alcatel’s corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code and decree No. 67-236 of March 23, 1967.
      Our registered office and principal place of business is 54, rue la Boétie, 75008 Paris, France, our telephone number is 33 (1) 40.76.10.10 and our website address is www.alcatel.com. The contents of our website are not incorporated into this Form 20-F. The address for Steven Sherman, our authorized representative in the United States, is Alcatel USA, Inc., 3400 West Plano Parkway, Plano, Texas 75075.
      Our total capital expenditures were € 380 million for the year ended December 31, 2004, compared to € 253 million in 2003 and € 490 million in 2002. Our capital expenditures are incurred in the ordinary course of our business and operations and are generally funded out of our cash flow from operations. Further information with respect to capital expenditures and funding sources is set forth in Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
      As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our” or similar expressions, as well as references to “Alcatel” or the “Group,” mean Alcatel and its consolidated subsidiaries.
Overview
      The telecommunications market showed a modest recovery in 2004, primarily boosted by an increased demand for broadband services for data transmission and voice and data services on wireless infrastructures. The major telecommunications carriers increased their capital spending to meet this demand and to meet the growing competitive threat from smaller independent service providers.
      As a result of this improved market environment, our revenues increased by 5.7 % in 2004 as compared to 2003. Excluding the impact of the currency exchange rate between the Euro and the U.S. dollar and other currencies linked to the U.S. dollar, our sales would have increased by 9.5%. For the full year our gross margin was 37.3%, and our operating margin was 8.0%, reflecting improved profitability in all three of our business segments. In particular, the improvement in our fixed communications segment was primarily due to a return to profitability in our optical networking business following significant restructuring efforts.
      In terms of overall business trends in 2005, we expect that our fixed communication segment sales will be weaker in the first half of 2005, but will be stronger in the second half of 2005, in each case as compared to the comparable periods of 2004. Our fixed communications sales are expected to be driven by our “triple play” offerings combining video, voice and data transmission, which requires increased bandwidth in the network. We expect our mobile communications segment to grow due to our competitive positioning in emerging markets, and we expect to achieve growth in our private communications group due to growth in the private sector market, somewhat offset by lower satellite revenues.
Recent Events
      Acquisition of Native Networks. On March 17, 2005, we completed the acquisition of Native Networks, Inc. for $55 million in cash. Native Networks is a provider of optical Ethernet transport solutions.

      Amendment of credit facility. On March 15, 2005, we amended our existing syndicated revolving € 1.3 billion credit facility by lengthening the maturity date from June 2007 to June 2009 with a possible extension until 2011, eliminating one of the two financial covenants, reducing the cost of the facility and reducing the overall amount to € 1.0 billion.
      Sale of shareholding in Nexans. On March 16, 2005 we sold our shareholding in Nexans, representing 15.1% of Nexans’ share capital, through a private placement.
      Moody’s long-term debt outlook on review for possible upgrade. On February 24, 2005, Moody’s changed its outlook for our long-term debt from “positive” to “rating under review” for possible upgrade, on the basis of our continued improvement on key metrics and the expectation that our overall business performance will continue to improve.
      Merger of space activities. On January 28, 2005, we entered into a definitive agreement with Finmeccanica, S.p.A., an Italian aerospace and defense company, to merge our space activities and to form alliances in the space sector through the creation of two sister companies. This agreement provides that we will own approximately 67%, and Alenia Spazio, a unit of Finmeccanica, will own approximately 33%, of the new company, which will combine our industrial space activities with those of Finmeccanica. The agreement further provides for the creation of a second company, of which Finmeccanica will own approximately 67% and we will own approximately 33%, in order to combine our respective satellite operations and service activities.
      Sale of electrical power systems activities. On January 26, 2005, we completed the sale of our electrical power systems to Ripplewood, a U.S. private equity firm.
Highlights of Transactions during 2004
     Acquisitions
      Acquisition of Spatial Wireless. On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our ADSs having a value of approximately € 226 million (based on the market value of our ADSs on the date of the acquisition). Spatial develops and markets mobile switching equipment that can operate using any of the major mobile technologies and related software. We believe that this acquisition will enable us to offer next-generation mobile switching equipment and will facilitate our ability to provide carriers with systems that can be updated relatively easily in the future.
      Acquisition of eDial. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of € 22 million (based on the market value of our ADSs on the date of the acquisition). eDial provides conferencing and related services for businesses and carriers. We expect that this acquisition will complement our communications software development strategy.
     Dispositions
      Sale of battery business. On January 14, 2004, we completed the sale of our battery business, Saft, to Doughty Hanson, a European private equity firm, for € 390 million in cash.
     Other Transactions
      Sale of a portion of shareholding in Avanex. On December 14, 2004, we sold a portion of our shareholding in Avanex in a block trade market transaction, which reduced our shareholding in this company to 19.65% of its share capital.
      Creation of joint venture for mobile handset business. On August 31, 2004, our joint venture with TCL Communication Technology Holdings Limited commenced operations. This joint venture will engage in research and development, manufacturing, and sales and distribution of mobile handsets and peripheral devices. We contributed cash and our mobile handset business having an approximate aggregate value of

€ 45 million in exchange for a 45% equity stake in the joint venture, and TCL Communications contributed cash of € 55 million in exchange for a 55% equity stake in the joint venture.
      Creation of joint venture for optical fiber cable business. On July 1, 2004, we combined our global fiber and communication cable business with that of Draka Holding, N.V, a Dutch cable and cable systems producer, and created a new company, Draka Comteq B.V., owned 50.1% by Draka and 49.9% by us.
      No dividends for 2003. On June 4, 2004, our shareholders approved a resolution recommended by our board of directors to the effect that no dividends be paid on our ordinary shares and ADSs with respect to 2003. Alcatel’s distributable profits for 2003 were not sufficient to pay dividends.
      Moody’s Investor Service upgrades outlook and credit rating. On May 10, 2004, Moody’s Investor Service revised its outlook for our long-term debt from stable to positive, and on September 8, 2004, Moody’s upgraded our long-term debt credit rating from B1 to Ba3 and confirmed its positive outlook for our long-term debt, based on the stabilization of our revenues, our positive net income and healthy cash position.
      Standard & Poor’s upgrades credit rating. On March 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB-. Standard & Poor’s outlook continues to be stable and it also affirmed our short-term B corporate credit rating. Standard & Poor’s stated that “the upgrade reflects Alcatel’s improving operating and financial performance on the back of healthier market conditions and prospects for the telecom equipment industry and the company’s severe cost cutting.”
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
     Dispositions
      Sale of optical components business. On August 1, 2003, we sold our optical components business to Avanex. Under the terms of the agreement, we received 28% of Avanex’s stock. We contributed cash in the transaction in the amount of U.S. $110 million, the majority of which related to the restructuring of the optical business. We also entered into a supply agreement with Avanex, under which it will provide optical components for Alcatel’s optical networking products over a three-year period.
      Sale of European factories. In 2003, we sold a number of manufacturing facilities in Europe. The principal transactions were: our Saintes, France factory that engaged in cutting, stamping and general sheet metal work was sold, and 300 employees were transferred, to GMD, a French industrial company; our Coutances, France that specialized in producing printed circuit boards used in telecommunications applications was sold in a leveraged management buyout and 220 employees were transferred; our Hoboken, Belgium factory that produced electro-mechanical devices was sold, and 241 employees were transferred, to Scanfil Oyi. These facilities comprised nearly 80,000 square meters.
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
      Acquired control of Alcatel Shanghai Bell. In July 2002, we completed the transaction to acquire control of Alcatel Shanghai Bell, thereby completing the integration of our key operations in China. We hold 50% plus one share in Alcatel Shanghai Bell, with Chinese entities owning the remaining shares. We reached this ownership in 2002 through the acquisition of an 18.35% interest in the entity for an aggregate price of approximately U.S. $312 million.
      Acquisition of Telera. In August 2002, we acquired Telera, Inc., a privately held U.S. company that manufactures software to enable carriers and businesses to develop advanced voice applications, permitting a telephone user to obtain Web-based information. Under the terms of the agreement, approximately 15.5 million Class A shares, a majority of which were represented by our Class A ADSs, valued at € 79 million, were exchanged for the outstanding share capital of Telera.
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
      Cooperation agreement. In June 2002, we completed a transaction with ST Microelectronics for the development of certain components for mobile phones and other wireless products. Under the terms of a cooperation agreement, we transferred our team of mobile phone integrated circuit designers to ST and ST received access to our know-how and intellectual property related to these components. The components developed through this cooperation agreement also are available for sale by ST to third parties. This arrangement also includes a multiyear agreement with ST to supply us with these components.
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
      Sale of microelectromechanical and other assets and a plant closure. In 2002, we sold Alcatel Optronics Netherlands, a subsidiary that produced microelectromechanical systems and software, in a management buyout; sold the majority of assets of Alcatel Optronics USA to Sanmina; and closed its Gatineau, Canada plant and facilities and transferred all of its manufacturing activities to Livingston, Scotland.
      Sale of investments. During 2002, we sold a portion of our interests in Thales and Nexans and all of our interest in Thomson for € 568 million in cash. We retained a 9.5% and 15.1% interest, respectively, in the share capital of Thales and Nexans as of December 31, 2004, but sold our remaining interest in Nexans on March 16, 2005.
Business Organization
      In January 2003, we reorganized our activities along three market segments covering the entire range of voice and data communication products and services: fixed communications, mobile communications and private communications. The organizational chart below sets forth the three business segments and their principal business activities as of the end of 2004:

Fixed Communications	Mobile Communications	Private Communications

• Access Networks • Fixed Solutions • Internet Protocol • Optical Networks	• Mobile Networks • Mobile Solutions • Wireless Transmission	• Enterprise Solutions • Space Solutions • Transport Solutions • Integration and Services
      For financial information by operating segment and geographic market, see Note 3 to our consolidated financial statements and Item 5 — “Operating and Financial Review and Prospects.”
Fixed Communications
General
      Our Fixed Communications segment is comprised of the following divisions: access networks, fixed solutions, internet protocol (IP), and optical networks. We have a broad portfolio of products and services used by carriers in all facets of their network operations, from the carriers’ central office to the end-user. In 2004, our Fixed Communications segment had net sales of € 5,131 million (excluding inter-company sales), representing 41.8% of our total net sales.

Access Networks
      We are the worldwide leader in broadband access, commonly referred to as digital subscriber lines, or DSL. For the fourth quarter of 2004, we had a 37.8% market share, according to the industry analyst firm Dell’Oro. Our access products consist of equipment that transports information at high speeds, using a large bandwidth called “broadband,” over existing copper wire telephone lines. These broadband products enable carriers to generate additional revenues by providing advanced services to their residential and business customers. Our newest access Internet Protocol (or IP)-based product, introduced in 2004, is designed to accommodate expanding demand for new applications requiring greater bandwidth. It permits carriers to offer voice, data and video (triple play functionality), and to deliver to their customers virtually unlimited broadcast channels, video on demand, HDTV (high definition TV), VoIP (voice over IP), high speed Internet, and business access services. Our products permit carriers to serve the needs of their urban, suburban and rural customers.
      We believe that our large installed DSL base provides us with a competitive advantage, as carriers modernize their networks by migrating to fiber-based services. Our fiber-based products enable the delivery of high quality voice, high-speed data and high definition interactive video, supporting hundreds of analog and digital channels. These products are complementary to our DSL products, depending on network configuration and the area of installation.
Fixed Solutions
      In addition to our broadband access infrastructure products described above, our Open Media Suite enables carriers to deliver broadband entertainment, permitting them to generate potential new revenues from their broadband networks. By offering carriers the ability to provide IPTV to their customers, we enable carriers to create and deliver entertainment services, such as broadcast TV, video on demand, personal video recorder and other services, which can be designed and customized for local markets.
      We have market-leading positions in many countries in access, signaling, switching and related equipment for voice transmission. We are upgrading our voice offerings from both a performance and a cost perspective. Moreover, we have worked with carriers over the years to migrate their networks to the latest technologies. Our next generation networking (NGN) program known as Open Path to Enhanced Networking (OPEN) addresses carriers’ needs to enhance their service offerings, thereby generating new revenues, while lowering the carriers’ related costs.
Internet Protocol
      Our portfolio of data offerings is led by three products — our multiservice, multiprotocol switching platform, a service router and our Ethernet service switch. Our multiservice switching platform has been designed to provide flexibility to carriers when they build and expand their networks. This platform is based on a blend of technologies, which has integrated Internet protocol and multiprotocol switching functions, thereby allowing carriers to expand their service offerings at their option and to adapt their networks to meet the growth of traffic over the Internet. A service router is a device that interconnects computer networks and moves information from one network to another. Our Ethernet service switch, introduced in 2004, enables carriers to deliver virtual private networks, or VPNs, and triple play offerings (data, voice and video) using an Ethernet standard. Each of these products is designed to deliver high margin data services, including the full variety of network-based virtual private networks and other data services used for business applications. The service router features a new generation of processing power and many customized and scaleable applications designed to appeal to carriers. It provides high value, differentiated IP services to businesses. We believe our product provides services and applications that go well beyond what is possible with the single purpose routing products that are generally available today.
      We have developed an Internet protocol portfolio of products to meet our customers’ varying requirements. For instance, our multiservice switch platform can interface with our service router to deliver seamless networking services regardless of technology. Seamless interfacing between the two products allows carriers to combine their newer Internet protocol or Ethernet-based networking products with their older network or base of services to offer customers a smooth service migration to these more advanced technologies.
Optical Networks
      Our optical networks division produces equipment to transport information for long distances over land (terrestrial) and undersea (submarine), as well as for short distances in metropolitan and regional areas. We believe that we have had the largest optical networking market share since 2001 according to industry analyst firm Dell’Oro.
      Terrestrial. Our terrestrial products are designed for long haul and metropolitan/ regional applications. With our products, carriers can manage voice, data and video traffic patterns based on different applications or platforms and benefit from new competitive service offerings by introducing a wide variety of data-managed services, including different service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow our customers to offer these new services without impacting their existing investment program for their current networks.
      We also offer products and services for metropolitan/ business applications. Our metro WDM (wave division multiplexing) products address carriers’ requirements for cost-effective networks to meet their growing business and data networking needs. Our products are scaleable, in that they permit our customers to easily enlarge their networks as their business and data networking needs grow. These products provide cost-effective, managed platforms that support different services and are suitable for applications in diversified network configurations.
      Submarine. We are an industry leader in the development, manufacture, installation and management of undersea telecommunications cable networks. Our submarine network systems can connect continents (using regeneration due to the long distances), as well as span distances up to 400km (using no regeneration) to connect mainland and an island, or several islands together or many points along a coast.
Mobile Communications
General
      Our Mobile Communications segment serves the needs of wireless carriers throughout the world. We provide an extensive range of mobile communications products and services, including radio access and core network hardware and software, applications hardware and software and a wide range of services, including installation, maintenance and operation systems. In 2004, our Mobile Communications segment had net sales of € 3,301 million (excluding inter-company sales), accounting for 26.9% of our total net sales.
Mobile Networks
      We develop Evoliumtm mobile radio stations and core switches for all major mobile technologies — GSM/GPRS/EDGE and UMTS (described below). Our mobile radio products are designed to minimize total cost of ownership through a continuous re-engineering program and the use of a highly modular framework that facilitates rapid network deployment and expansion, flexible network evolution, including the easy introduction of new technologies and easier maintenance, and allows for the evolution to a third generation, or 3G, network without loss of operability.
      Global System for Global Communications/ General packet Radio Service, or GSM/GPRS, remains by far the world’s dominant mobile technology.
      Enhanced Data for Global Evolution, or EDGE, provides a relatively simple, cost-effective development step beyond GSM/GPRS that can be an alternative to, or complement, the implementation of UMTS (described below). Compared to GSM/GPRS, the main benefits of EDGE are higher data transmission speeds and better geographic coverage and improved operating characteristics. EDGE does not support the full range of services provided by UMTS, such as video-telephony, and it cannot compete with UMTS data transmission speeds. However, EDGE can be faster and cheaper to deploy and has better coverage in rural areas deployments. All of our Evoliumtm Base Stations have been shipped fully EDGE-ready since early 2001, enabling EDGE to be introduced through an easy software upgrade.
      UMTS. Universal Mobile Telephone Communications Systems, or UMTS or 3G, represents an important evolutionary step over GSM/GPRS/EDGE networks in terms of services, voice quality and data transmission speeds. Our joint venture with Fujitsu, launched in 2000, provides us with competitive and comprehensive UMTS mobile radio and core network products.
      During the year we continued our strategy of working with partners, forming an alliance with Intel for the development of end-to-end solutions using WiMAX standards that provide broadband connectivity over wireless networks and initiating an alliance with Datang Mobile to foster the development of the 3G mobile standard, TD-SCDMA, in China. In addition we also executed partnership agreements for the development of solutions based on Advanced Telecom Computing Architecture (ATCA), a standard that will reduce the cost and complexity of mobile infrastructure solutions.
Mobile Solutions
      Our mobile solutions business consists of mobile core network products and mobile software applications. In software applications, our extensive range of platforms and software products enables mobile operators to deliver new value-added mobile services. End-user needs addressed by our products include personal multimedia communication, access to information and entertainment services, and mobile commerce. We are a leader in intelligent network platforms and services with over 110 customers worldwide, and we are recognized by industry analysts for our array of innovative messaging services (for instance, multimedia messaging, mobile music and mobile video) and convergent payment applications (voice/data, pre/post-paid).
      In 2004, we further built upon our competency in the mobile core network business segment by acquiring Spatial Wireless, a Next Generation Network (NGN) market leader with products and software in commercial use and in market trials with major mobile operators throughout the world. With the contribution of Spatial’s products and expertise, our mobile NGN products and software offer wireless carriers the opportunity to significantly reduce capital and operating costs while preparing for the introduction of IP Multimedia Subsystems (IMS).
Wireless Transmission
      We are a leader in the point-to-point telecommunications microwave radio market, serving the transmission needs of wireless and fixed carriers and non-carrier vertical markets. Our product portfolio includes high capacity, long and short-haul wireless transmission solutions for both European telecommunications standards (ETSI) and American standard-based (ANSI) environments.
Private Communications
General
      Our Private Communications segment develops communications products and applications, which we market directly to medium and large size communication-intensive businesses and other organizations, particularly those involved in transportation, oil/gas and utilities, banking and finance and security, as well as governmental agencies. Our Private Communications segment also provides a broad range of space-based systems that include the high speed transport of voice, data and multimedia communications. In 2004, our Private Communications segment had total net sales of € 3,965 million (excluding intercompany sales), accounting for 32.3% of our total net sales.
Enterprise Solutions
      We produce hardware and software communications products that we market to enterprise users and that are designed to improve their communications systems. Our enterprise product portfolio spans voice and data, including traditional and IP telephone systems, call center software and applications, and IP networking products.

      Our enterprise communications products are based on open industry standards and protocols to support our customers’ current systems and future communications needs. We offer our customers equipment that can be relatively easily upgraded, and we provide on-premise installations, support and related services. Our call center products help businesses manage customer interactions and communications, as well as customer service operations and staffing, enabling businesses to intelligently route all incoming customer interactions in real time, including phone, email and Web contacts. We were recognized by several analyst firms, including Gartner and Forrester Research, as a leading supplier of enterprise voice and data products in 2004.
      Building on a long-standing strategy to expand our enterprise communications software offerings, we acquired U.S.-based eDial, a provider of software-based multimedia conferencing voice, data and web products. This acquisition significantly broadened our enterprise communications products and services, including providing us with a platform for delivering future conferencing and collaboration products.
      We also established some significant partnerships to support our enterprise business in 2004. For the U.S. market, we signed a distribution agreement with a major U.S.-based carrier that permits it to sell the entire Alcatel portfolio of enterprise voice and data products. Our contact center software subsidiary signed a strategic agreement with Microsoft to deliver products that link telephony and instant messaging applications to deliver real-time voice and data enterprise communications.
Space Solutions
      We develop a broad range of satellites and related space-based technology for the private and public sectors for use in telecommunications, navigation, optical and radar observation, meteorology, and other scientific fields. During 2004, we developed satellite telecommunication products for broadband access, wireless local loop backhaul, and GSM/GPRS backhaul. In addition, we added satellite Internet protocol applications to our portfolio of products and services.
      For the public sector, we provide space-based products and services, including applications for telecommunications, navigation, radar and optical observation. We are also a strong contributor to the Galileo project (satellite navigation system), to the GMES project (Global Monitoring for Environment and Security) and to studies for the development of future communication satellites. During 2004, we received orders for two payloads and seven satellites, of which two were for telecommunications, three were for defense and two were for observation.
Transport Solutions
      We provide control and signaling system products and services for trains and subways around the world. We have developed a new generation of train routing systems (Electronic Interlocking) and train control systems (European Train Control Systems for Main Line and Communications Based Train Control for Automated Metro), that use computer platforms to execute complex safety related functions in order to improve the safety of rail networks and at the same time to increase efficiency (more trains on the same infrastructure), thus improving passenger service.
      In 2004, we continued the development of strategic new products, such as radio-based train control (first commercial application commissioned in Las Vegas in the fourth quarter of 2004) and urban electronic interlocking (first commercial application in New York in 2005). We maintained our position as a leader in the European Train Control System (ETCS) market and successfully completed the first commercial, cross-border, interoperable ETCS solution on the important rail corridor between Vienna and Budapest (which will enter into full operation in 2005). We have key roles in the supply of four high speed ETCS lines in Spain.
Integration and Services
      We plan, design, install, operate and maintain networks for our carrier and public sector customers. We tailor these networks to our customers’ objectives and infrastructure requirements: voice or data, wireless or wireline, regional or national, or any combination of these requirements. The networks that we serve can consist entirely of our comprehensive portfolio of products and applications, or can integrate products or services produced or supplied by others. Through our network of Regional Support Centers that manage customer projects, we can deploy, manage and upgrade all aspects of our customers’ networks. The integration and services division provides the following: Network Design and Build, responsible for turnkey communication projects in wireline, wireless and vertical markets; Outsourcing, responsible for outsourcing and network support services, including operations and maintenance; and Software and Systems Integration, responsible for software and systems integration for the management of networks.
      In 2004, we continued our strategy to improve and expand our service portfolio to include network outsourcing for carriers and system integration for non-carriers. These two strategic directions are intended to improve and expand the services we offer. By outsourcing their network activities to us, our customers seek to shift their focus from managing infrastructure to developing new customer services and optimizing their processes to gain efficiency.
Marketing and Competition
Marketing and Distribution
      We sell all of our products, other than our private branch exchange products, through our direct sales force worldwide, except in China where our products are also marketed through joint ventures that we have formed with Chinese companies.
Competition
      We have one of the broadest product and services offerings in the telecommunications service provider market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco, Ericsson, Fujitsu, Huawei, Lucent, Motorola, Nokia, Nortel and Siemens. There are also a number of smaller companies that we consider to be competitors, in one segment or another.
      In light of the significant reductions in recent years in capital expenditures by telecommunications carriers and other purchasers of our products, the level of competition has increased, causing some of our competitors to withdraw certain technologies or to exit certain geographical regions, while other competitors are emerging to take market share. In the high technology sectors, new competitors can benefit from a technological shift or rapidly gain market share.
      We believe that technological advancement, quality, reliable on-time delivery, product cost, flexible manufacturing capacities, local field presence and long-standing customer relationships are the main factors that distinguish competitors of each of our segments in their respective markets.
Research and Development and Intellectual Property
Research and Development
      As of December 31, 2004, 14,000 of our employees occupied research and development positions, of which 19% were based in North America, 66% were based in Europe, the Middle East and Africa and 15% were based in Asia and Pacific Rim countries. In 2004, our research and development expenses were € 1,587 million, representing 12.9% of our total sales. For a detailed discussion of our research and development expenditures for the past three years and certain accounting policies relating to our research and development and acquired technologies, see Item 5 — “Operating and Financial Review and Prospects.”
      Research and development is one of our key priorities. Following the severe telecommunications business downturn beginning in 2000 and continuing through 2003, we carefully examined our research and development policies and implemented cost cutting and efficiency measures intended to reduce spending on mature technologies, discontinue non-competitive programs and non-core programs, slow down research and development in non-urgent programs, such as the development of advanced optical technologies, and reduce capital expenditures relating to investments in platforms, test tools, and certain development efforts. We also adopted measures intended to promote the reuse of existing technology, particularly among our business segments, the introduction of new processes to increase efficiency, especially in the area of software production; and to focus on mid-term customer requirements to develop products and services that will increase our customers’ revenues. As a result, our research centers are now built around six centers worldwide: three in Europe (France, Belgium, Germany), two in North America (Canada and the United States), and one in Asia (China).
      In addition to our continued focus on cost efficiency, key priorities in 2004 included pursuing developments in broadband access, second and third generation technology in mobile communications, next generation transmission technologies, IP and converged fixed/ mobile applications.
      Most of our research and development effort is under the direct control of our business groups and divisions in order to provide flexible and customer-oriented development and rapid utilization of innovations in new products and applications.
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
      We consider patent protection to be particularly important to our businesses due to the emphasis on research and development and intense competition in our markets. We filed 700 patent applications in 2004, and have a patent portfolio of approximately 9,600 patent families. We do not believe that any single patent or group of related patents is material to our business as a whole.
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
Properties
      We have administrative, production, manufacturing and research and development facilities worldwide. A substantial portion of our production and research activities in all business areas is conducted in France and China. We also have operating affiliates and production plants in many other countries, including Germany, Italy, Spain, Belgium, Denmark, the United Kingdom, Canada, the United States and Mexico. As of December 31, 2004, our total global productive capacity was approximately 440,000 square meters, as described below.

		North	Rest of
Business Group	Europe	America	World	Total

	(in thousands of square meters)
Fixed Communications	171	12	28	211
Mobile Communications	68	34	28	130
Private Communications	98	2	—	99

Group Total	337	48	55	439

      We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

      We have been largely outsourcing the manufacturing of many of our telecommunications products in an effort to obtain greater flexibility to adapt quickly to economic and market changes. In 2004, we reduced the number of square meters used for production by 196,000 square meters.
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

Item 5.	Operating and Financial Review and Prospects
Forward-Looking Information
      This Form 20-F, including the discussion of our Operating and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “will,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion in Item 4 — “Information on the Company — History and Development — Overview” and below in this Item 5 under the heading “Overall Perspective” with respect to (i) our expectation that the losses incurred to develop or acquire new technologies and to establish our presence in certain potential high growth markets will be temporary, (ii) our ability to attain our priority target of a 10% operating margin, (iii) the restructuring costs in 2005 after expenditures of our current restructuring reserves, (iv) our fixed communications sales in each half of 2005, (v) the growth of our mobile communications segment and in our private communications group, (vi) expected cash receipts, capital expenditures and other cash outlays in 2005 and (vii) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included below in this Item 5 in this discussion under the heading “Contractual obligations and off-balance sheet contingent commitments.”
Presentation of Financial Information
      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes presented elsewhere in this document. Our consolidated financial statements have been prepared in accordance with French generally accepted accounting principles (“French GAAP”), which differ in certain significant ways from U.S. generally accepted accounting principles (“U.S. GAAP”). The most significant differences that affect the presentation of our financial results relate to the use of the French pooling-of-interests accounting method, goodwill amortization, accounting of derivative instruments and hedging activities, accounting for sale and leaseback transactions and accounting for restructuring costs. For a discussion of the significant differences between French GAAP and U.S. GAAP as they relate to our consolidated financial statements as of and for the period ended December 31, 2004, and a reconciliation of our net income (loss) for that period and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 37 through 40 in our consolidated financial statements included elsewhere in this document.
Changes in Accounting Standards as of January 1, 2004
      The “Comité de Règlementation Comptable” (Committee of Accounting Regulations) approved by decree dated December 12, 2002, the “règlement relatif à l’amortissement et à la dépréciation des actifs” (regulations on depreciation and amortization of assets) no. 02-10, which became effective as of January 1, 2005, with optional implementation as of January 1, 2002. We did not apply this new accounting standard to our 2002, 2003 or 2004 financial statements. We do not anticipate a material impact from the implementation of this regulation on our net income or on our financial position starting with the year 2005.
      On April 1, 2003, the “Comité de Règlementation Comptable” (Committee of Accounting Regulations) issued a recommendation on post retirement employee benefits, no. 2003-R01, which became effective as of January 1, 2004, with optional implementation as of January 1, 2003. We fully applied this new accounting standard to our 2004 financial statements as this recommendation is very similar to IAS 19 (Employee Benefits) and such application allowed us to anticipate the transition to this new standard.
      As part of the changeover to International Financial Reporting Standards/ International Accounting Standards (“IFRS”) on and after January 1, 2005 as discussed below, the presentation of certain income statement captions has been modified. Primarily, the presentation changes concern recurring goodwill amortization charges (charges that will no longer be incurred in accordance with IFRS 3), which are presented separately from exceptional amortization charges (resulting from goodwill impairment tests), and research and development costs (see Note 4 of our consolidated financial statements). These modifications to the captions in our income statement, which were already implemented in our financial statements for the first half of 2004 in anticipation of the changeover to IFRS, are not exhaustive. The new reporting standards will lead to other changes that are described below. In addition, as of January 1, 2004 we no longer use the “pooling of interests” method of accounting for business combinations (the use of this method was optional) (see Note 10 of our consolidated financial statements).
Adoption in 2005 of new accounting standards (International Financial Reporting Standards)
      Effective January 1, 2005, we adopted International Financial Reporting Standards along with other European listed companies, in accordance with European Union regulations. This will require us to present our 2005 consolidated financial statements, together with 2004 comparative information, in accordance with IFRS. For the quarter ending March 31, 2005, and thereafter, we intend to provide consolidated financial statements prepared under IFRS accounting and valuation principles. During 2005, we will also provide comparative information for the previous period, restated using IFRS. The information provided in the notes to the consolidated financial statements at the time of the quarterly statements will have a similar level of detail as the previous information published in accordance with French accounting standards. We will only provide the detailed disclosure required by International Accounting Standard (IAS) 34 (Interim Financial Reporting) with respect to quarterly information concerning the year 2006, consistent with the requirement of IAS 34. Each quarter during 2005, Alcatel will provide tables in accordance with IFRS 1 (First-time Adoption of IFRS) that reconcile the 2004 profit or loss and equity, published in accordance with French GAAP, with the profit or loss and equity restated under IFRS.
      Detailed interpretations or recommendations on the application of IFRS are not yet available and vary substantially from one expert to another. If we had applied IFRS during prior periods, certain transactions might have been effected differently. In addition, the European Community has approved a certain number of standards that could be amended by the end of 2005, with the possibility of early application of the changes in 2005. We cannot forecast the potential accounting impact of IFRS on future transactions. Certain standards, applicable as of January 1, 2005, will not be applied retroactively to restate the opening balance sheet in accordance with IFRS 1 (First-time Adoption of IFRS). However, due to the listing of our ADSs on The New York Stock Exchange, we may be obligated to present a second year of comparative information, which would advance the opening balance sheet date to January 1, 2003, although the Securities and Exchange Commission has recently proposed some relief on this issue. This matter is currently under review by the Securities and Exchange Commission. As a result of the foregoing, the following information is subject to change.
      The principal areas that may be affected by the change to IFRS are described below.
Property, plant and equipment
      The application of IAS 16 (Property, Plant and Equipment) and IAS 36 (Impairment of Assets) does not have a significant impact on our financial statements. We have elected not to choose the option provided by IFRS 1 (First-time Adoption of IFRS) that allows certain property, plant and equipment to be recorded at fair value in the opening balance sheet. Furthermore, the rules governing depreciation methods (determination of the estimated useful life of the asset, inclusion of residual values and related matters) are either already applied by us or should not have a major impact on our opening balance sheet. Marine vessels represent the main category of our property, plant and equipment that will require restatement in order to comply with IFRS.
      The application of IAS 36 does not have a major impact on us with respect to impairment losses. We performed impairment tests of our property, plant and equipment in 2002, 2003 and 2004, using methods comparable to those required by IFRS, and, as a result, significant impairments were recognized, as indicated in Note 12b to our consolidated financial statements.
      Our fixed assets used in the context of financial leasing contracts are already recognized as assets in our consolidated financial statements in accordance with the criteria defined in IAS 17 (Leases) and we do not own any significant property within the scope of IAS 40 (Investment Property).
      Fixed assets to be sold, as defined in IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), will be recorded as non-current assets and will no longer be depreciated, which will not have a significant impact on our 2005 consolidated net income and did not have a significant impact on our 2004 consolidated net income recalculated under IFRS.
Construction contracts
      The principles of IAS 11 (Construction Contracts) are very close to those already used by us to account for construction contracts (or long-term contracts). In particular, the percentage of completion method of accounting that we apply (see Note 11 to our consolidated financial statements) complies with IAS 11. Contract segmentation and combination rules are also very close to the accounting principles we use. The methods for recognizing reserves for penalties (changes are recorded in contract revenues under IFRS but in contract costs in our 2004 and prior financial statements), and accounting for the financial impact in net sales of deferred payments when they are material, has a limited effect on the presentation of our income statement and no effect on either our gross profit or on our opening shareholders’ equity using IFRS.
      The presentation of assets and liabilities related to construction contracts under specific balance sheet captions, and the application of specific offset rules as required by IAS 11, reduces our working capital due to certain reserves for product sales being presented as a deduction of this amount.
Research and development costs
      As indicated in Note 1 to our consolidated financial statements, research and development costs are generally expensed, with the exception of certain software development costs. The application of the principles defined in IAS 38 (Intangible Assets) will require us to capitalize a part of the development costs that are currently expensed when incurred. This increases significantly the intangible assets and shareholders’ equity in the opening balance sheet prepared in accordance with IFRS.
      Assuming a constant volume of research work, the capitalization of certain development costs in accordance with IAS 38 should not have a material impact on our net income. However, full retroactive application of this standard will not be possible due to the lack of prior period information, which would have enabled the eligibility criteria for the capitalization of certain expenditures to have been met, as set forth in IAS 38. For two or three years, this will have a positive impact on net income, which will gradually dissipate. The impact on our capitalization will be presented under a specific income statement caption to isolate the ramp-up effect of the capitalization of development costs.
Convertible bonds or notes mandatorily redeemable for shares
      The convertible bonds (OCEANE) and notes mandatorily redeemable for shares (ORANE) issued by us in 2003 and 2002 are compound financial instruments (according to IAS 32) that include a debt component and an equity component. The first-time adoption of IFRS will have the effect of recording a part or all of these convertible bonds or notes as of January 1, 2004 in shareholders’ equity. The notes mandatorily redeemable for shares (ORANE) are currently recorded in other equity and the convertible bonds (OCEANE) are currently recorded in financial debt.
      The IFRS standard will have positive and negative effects on the future level of financial expense, due, on the one hand, to accounting for prepaid expenses in shareholders’ equity as of January 1, 2004 (ORANE), and, on the other hand, to amortizing the equity component in financial income (OCEANE).
Goodwill and business combinations
      As indicated in Note 1b and f and Note 10 to our consolidated financial statements, in connection with major acquisitions in the past, we have used the special exemption provided by paragraph 215 of Regulation 99-02, which permits the difference between the purchase price of the business acquired and the corresponding share of net assets to be recorded directly in our shareholders’ equity.
      Insofar as we have elected to adopt the IFRS 1 option not to restate business combinations that do not comply with IFRS 3 (Business Combinations) and which occurred prior to January 1, 2004, first-time adoption of IFRS will not result in any changes to the accounting methods previously applied.
      In addition, for business combinations prior to January 1, 2004, regardless of the accounting method used, the review of assets and liabilities recorded in the context of these combinations and the analysis of their compliance with IFRS accounting principles should not have a significant impact on our shareholders’ equity, with the exception of the accounting treatment of stock options existing in the acquired company on the date of acquisition. Provision was made based on the intrinsic value of these items, a treatment that does not comply with the IFRS 2 (Share-based Payment) and IFRS 3 rules.
      Other acquired assets and liabilities, in particular intangible assets recorded in our consolidated financial statements resulting from business combinations, are generally in compliance with IFRS. We have not identified any significant unrecorded intangible assets that should have been recorded in accordance with IFRS, other than the goodwill in the business combinations.
      With respect to goodwill recorded as of December 31, 2003 (see Note 10 to our consolidated financial statements), the application of an impairment test based on the criteria defined in IAS 36 should not result in any significant impairment loss in the opening balance sheet. Starting January 1, 2004, goodwill is no longer amortized but is tested for impairment annually.
Financial instruments
      Under IFRS, financial assets available for sale (as defined in IAS 39) are recorded at fair value in the 2004 opening balance sheet. For listed securities, the restatement will consist of recording, in opening shareholders’ equity, the difference between the carrying value and the market value, net of any possible deferred tax impacts. Since we own few listed securities, and because of the valuation rules we use (see Note 1s for marketable securities), the impact on shareholders’ equity will be positive. The market values of unconsolidated listed securities are disclosed in Notes 14 and 19 to our consolidated financial statements.
      With respect to customer receivables sold without recourse (see Note 15 to our consolidated financial statements), the “derecognition” (that is, the transfer) of these receivables from our balance sheet should not result in a significant restatement upon transition to IFRS, insofar as it is considered that, for trade receivables sold without recourse, in case of non-payment, substantially all of the risks and rewards associated with the asset have been effectively transferred to the buyer. However, a more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could result in an accounting treatment different from that adopted by us.
      In accordance with the provisions of IAS 39 on financial instruments, derivatives have to be recorded at fair value in the balance sheet. Most of our interest rate derivatives are fair value hedges, and the changes in their value should be largely offset in income by revaluations of the underlying debt. We use currency derivatives primarily to hedge future cash flows or firm commitments, except for those currency derivatives we use to hedge commercial bids, whose changes in fair value will impact income. We have chosen to apply IAS 39 as of January 1, 2004.
      The impact resulting from recording hedges of commercial bids at market value will be accounted for in cost of sales in the income statement. The accounting method used to record hedges under IAS 39 (derivatives not meeting hedge accounting criteria) will lead to volatility in net income in the period preceding the date of effectiveness of the commercial contract, which may make the understanding of our financial results more difficult.
Retirement and other employee benefits
      The methods for determining pensions and other post-employment benefits, as described in Notes 1i and 24 to our consolidated financial statements, are in compliance with IAS 19 (Employee Benefits), subject to interpretations currently in progress, insofar as we have applied, starting January 1, 2004, the “Conseil National de la Comptabilité” recommendation 2003-R01. The impact of applying this recommendation as of January 1, 2004, particularly on shareholders’ equity, is presented in Note 24 to our consolidated financial statements.
Share-based payment
      The application of IFRS 2 (Share-based Payment) will modify the method of accounting for stock options granted to our employees. Only stock option plans established after November 2002, and whose stock options had not yet vested at December 31, 2004, will be restated. This will affect our 2003 and 2004 plans, as described in Note 21c to our consolidated financial statements, and the plans resulting from business combinations completed after November 2002, under which the stock options had not yet vested at December 31, 2004 (see Notes 2 and 21c to our consolidated financial statements). We decided not to adopt the full retroactive application option provided for in this standard, since the fair values of the stock options granted in the past had not been published and the method of valuing the stock options for determining the pro forma income per share in accordance with U.S. GAAP (see note 39(2) on the application of SFAS 123 and SFAS 148) is not identical to that adopted for the application of IFRS 2.
      The impact on 2004 net income, restated in accordance with IFRS, corresponds to the allocation of the fair value over the vesting period of the stock options granted that fall within the scope of IFRS 2. This impact will be presented under a specific income statement caption.
      Since the compensation expense does not result in an outflow of cash and since the counter entry to the expense is recorded in consolidated reserves, the application of this standard will have no impact on shareholders’ equity.

Off balance sheet commitments and “derecognition” (that is, transfer) of financial assets and liabilities
      Our off balance sheet commitments are described in Note 31 to our consolidated financial statements. On December 31, 2003, we participated in two structured securitization programs (the SVF program and a customer receivable securitization program), described in Note 31. The special purpose vehicle used in the SVF program was consolidated as of January 1, 2004, following changes in French accounting regulations. The impact on our consolidated financial statements was described in Note 30 to our December 31, 2003 consolidated financial statements. The impact on the IFRS 2004 opening balance sheet is similar. The special purpose entity used in the customer receivables securitization program was already consolidated at December 31, 2003 and the application of IFRS to this program should not, therefore, have a significant impact on our consolidated financial statements. In addition, the carryback receivable sold in 2002, as explained in Note 31, will be recorded as an asset at discounted value in the IFRS opening balance sheet, as security for the corresponding financial liability that results from the consideration received.
      At this stage, other off balance sheet commitments described in Note 31 to our consolidated financial statements do not require specific comment concerning the first-time adoption of IFRS.
Reserves for restructuring and other liabilities
      We have applied the CNC (“Comité Nationale de la Comptabilité) regulation 00-06 to liabilities since January 1, 2002. Since it is very similar to IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), we do not anticipate that accounting for reserves for restructuring and other liabilities will have a material impact on the IFRS 2004 opening balance sheet. However, discussions are continuing, particularly in the area of convergence between IFRS and U.S. GAAP, which could result in stricter rules for recording restructuring reserves under IFRS. Since no exposure draft has as yet been released by the International Accounting Standards Board on this topic and as these changes should not be applicable before 2006, we do not believe that we will adopt these changes until at least 2006.
Presentation of financial statements
      The application of IAS 1 (as revised December 2003) and, to a lesser extent, the application of IAS 7 (Cash Flow Statements), IAS 14 (Segment Reporting) and IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) will have significant consequences on the manner of presenting our financial information.
      IFRS requires a distinction to be made between current and non-current items in the balance sheet, which is different from our current presentation that is based on the type and/or liquidity of assets and liabilities. In addition, certain specific rules governing the offsetting of assets and liabilities (for example, certain reserves for product sales relating to construction contracts that have to be deducted from contract assets) may result in reclassifications compared to current practice.
      The removal of the concept of extraordinary income or loss in IFRS will result in the reclassification in operating income and/or financial income of certain revenues and expenses currently recorded by us in other revenue/ expense (see Note 1m, n, o and Note 7 to our consolidated financial statements). The extent of the changes in presentation will be such that we expect that we will present the effect of the transition to IFRS in our 2005 financial statements, by indicating, first, the 2005 and 2004 income statements under IFRS and, second, the 2004 and 2003 income statements, under French GAAP, on separate pages and using the income statement presentations corresponding to each set of standards.
Other standards
      The other requirements of IFRS do not require any specific comment and we do not currently anticipate any major impact on our IFRS opening balance sheet as a result of applying these other standards. This is the case for IAS 2 (Inventories), IAS 12 (Income Taxes), IAS 18 (Revenue), IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), IAS 21 (Effects of Changes in Foreign Exchange Rates), IAS 23 (Borrowing Costs), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in

Associates), IAS 29 (Financial Reporting in Hyperinflationary Economies), and IAS 31 (Interests in Joint Ventures). Moreover, we already apply some standards, notably IAS 19 (Employee Benefits), IAS 22 (Earnings Per Share), and IAS 24 (Related Party Disclosures).
Reconciliation of certain key 2004 figures from French GAAP to IFRS
      For a reconciliation of our shareholders’ equity and net income in 2004 from French GAAP to IFRS, please refer to our Report on Form 6-K filed with the Securities and Exchange Commission on March 31, 2005.
Critical Accounting Policies
      Our Operating and Financial Review and Prospects are based on our 2004 consolidated financial statements, which are prepared in accordance with French GAAP as described in Note 1 to our consolidated financial statements. As discussed above, the principal differences between French and U.S. GAAP are detailed in the Notes to our consolidated financial statements. Some of the accounting methods and policies used in preparing our consolidated financial statements under French GAAP and the reconciliation of our net income and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.
      We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:
Valuation allowance for inventory
      We record inventories at the lower of the net realizable value expected from these assets and their carrying value. This valuation is calculated based on our analysis of any predictable changes in demand, technology or the markets, mainly to identify any excess or obsolete inventory.
      We record valuation allowances as cost of sales, other expenses or restructuring costs, depending on the nature and the materiality of the amounts concerned (see the definition of other expenses in Note 1 of our consolidated financial statements).
      We have recorded significant charges in recent years due to declining market conditions and discontinuation of certain product lines. The impact of the valuation of inventories at the lower of cost or market on our net income (before taking into account the effect of any taxes) was a profit of approximately € 22 million during 2004 (an expense of € 67 million in 2003 and € 562 million in 2002). Due to the modest recovery of the telecommunications market, our revenues were positively impacted in 2004 by the sale of inventories with respect to which valuation allowances had been made in 2002 and 2003. If the recovery of the telecommunications market continues, it is possible that future revenues may also be positively impacted.
      The material valuation allowances accounted for in 2002 were the following:

•	Valuation allowances on excess and obsolete inventories accounted for by Alcatel USA amounting to € 157 million (of which € 121 million was accounted for as a cost of sales and € 36 million was accounted for as restructuring costs) related to the Wireline and Transmission product lines, due to the dramatic decrease in demand and discontinuation of certain product lines.

•	An adjustment of € 195 million to reduce transatlantic cable inventories to their estimated market value, accounted for as other expenses. The project was in fact developed for a consortium of three operators. In September 2000, two of these operators decided to withdraw from the project. After renegotiation in 2002 with the remaining operator, the contract was downsized, as prices in the long-haul sector fell sharply, reducing the economic value of the network.

      Reversal of allowances on inventories accounted for in 2002, 2003 and 2004 were mainly related to the definitive write-off of inventories and therefore had no material effect on gross margin.
Valuation allowance for doubtful accounts receivable and loans (customer financing)
      A valuation allowance is recorded for customer receivables if the estimated recovery value is less than the book value. The amount of the valuation allowances recorded reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Valuation allowances were € 284 million as of December 31, 2004 (compared with € 436 million as of December 31, 2003 and € 1,092 million as of December 31, 2002). The impact of valuation allowances for trade receivables on our net income (before taking into account the effect of any taxes) was a profit of € 42 million in 2004, a profit of € 149 million in 2003 and a charge of € 292 million in 2002.
      Provisions on customer loans and other financial assets (mainly represented by assets related to customer financing arrangements) amounted to € 908 million as of December 31, 2004 (compared to € 1,104 million as of December 31, 2003 and € 1,416 million as of December 2002). The impact of these provisions on our net income (before taking into account the effect of any taxes) was a profit of € 77 million in 2004, a charge of € 39 million in 2003 and a charge of € 514 million in 2002.
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
      The net amount of goodwill under French GAAP was € 3,586 million as of December 31, 2004 (€ 3,839 million as of December 31, 2003 and € 4,597 million as of December 31, 2002). Other intangible assets, net, were € 397 million as of December 31, 2004 (€ 284 million as of December 31, 2003 and € 312 million as of December 31, 2002) under French GAAP (of which € 284 million, € 258 million and € 274 million, respectively, concerned software).
      Certain acquisitions that we made (DSC, Genesys, Newbridge, Kymata, Astral Point and Telera) were recorded at book value under French GAAP, in accordance with the optional method authorized under Article 215 of accounting rule 99-02. Under this method (which is a pooling of interests method), goodwill, corresponding to the difference between the net book value of the acquired company’s assets and liabilities, and the transaction price, was charged to shareholders’ equity. Under U.S. GAAP (which applies purchase accounting), goodwill, corresponding to the difference between the fair value and the transaction price, was recorded as an intangible asset. Since January 1, 2004 we have used purchase accounting to record our stock acquisitions.
      Beginning January 1, 2002, for our U.S. GAAP reconciliation, we adopted Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and other intangible assets.” SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level (corresponding to the Business Division level in our company). In the first step, the fair value of the division is compared to its book value, including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future cash flows. If the fair value of the division is less than its book value, a second step is performed which compares the implied value of the division’s goodwill to the book value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the division. If the implied value of the goodwill is less than its book value, the difference is recorded as an impairment.

      The annual impairment test for 2004 was performed in May 2004. No impairment charge was recorded at that time under U.S. GAAP. The annual impairment test for 2003 was performed in May 2003. No impairment charge was recorded at that time under U.S. GAAP, and since the impairment test used in our consolidated financial statements prepared in accordance with French GAAP is carried out at a lower level of segmentation than that required by SFAS 142 (see Note 1.f to our consolidated financial statements), a portion of the total impairment charges of € 171 million accounted for in 2003 for French GAAP has been restated for the U.S. GAAP reconciliation. In 2002, due to the continued and sharp deterioration of the telecommunication market, goodwill was tested for impairment three times during the year (initial impairment test as of January 1, 2002, annual impairment test in May 2002, and an additional impairment test performed in December 2002). Significant impairment charges were booked in our U.S. GAAP reconciliation for 2002 representing € 6,918 million. In 2002, impairment losses related to acquired technology were also recorded in our U.S. GAAP reconciliation in compliance with SFAS 144 requirements in the amount of € 553 million, of which € 371 million related to Newbridge, € 122 million related to DSC, € 36 million related to Genesys and € 24 million related to Kymata. All these valuations of intangible assets are based upon short- and long-term projections of future cash flows and take into account assumptions regarding the evolution of the market and our ability to successfully develop and commercialize our products. Changes in market conditions or future restructuring plans could have a major impact on the valuation of these assets and could justify additional impairment losses.
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
      Planned closure of certain facilities, further reductions in personnel and reduction in market expectations due to the industry downturn were considered impairment events during 2003 and 2002. Following our analysis of potential impairment on certain tangible assets, we recorded impairment charges of € 231 million during 2003 and € 860 million during 2002, mainly in the fixed communications segment. We recorded a very minor impairment charge in 2004 (€ 3 million).
      Significant assumptions and estimates are taken into account to determine the fair value of our tangible long-lived assets, including market expectations, economic obsolescence and realizable value in case of liquidation. Changes in these estimates could have a major impact on the assessment of the value of these assets and could require us to book additional impairments.
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
      Warranty reserves amounted to € 380 million as of December 31, 2004 (€ 574 million at the end of 2003 and € 751 million at the end of 2002). The net impact of the change in the warranty reserves on our net income (before taking into account the effect of any taxes) during 2004 was a profit of € 18 million (compared to a charge of € 97 million during 2003 and a charge of € 181 million during 2002). For further information concerning changes in warranty reserves during 2004, see Note 25 to our consolidated financial statements.

Deferred tax assets
      Our deferred tax assets mainly result from deductible temporary differences between the book value of our assets and liabilities and their tax basis, net operating loss carryforwards and tax credit carryforwards. Net deferred tax assets are recognized if it is more likely than not they will be realized in future years.
      On December 31, 2004, our net deferred tax assets amounted to € 1,572 million (of which € 838 million pertained to the United States and € 482 million pertained to France). Significant management judgment is required when determining the recoverability of net deferred tax assets. Management considers all available evidence, both positive and negative, to determine whether it is more likely than not that the deferred tax assets will be realized. Such evidence mainly includes the history of operating loss and the reasons for such loss, the carryforward period associated with the deferred tax assets and the future earnings potential determined through the use of internal forecasts. This analysis is performed on a regular basis in each tax jurisdiction where material net deferred tax assets have been recognized, mainly the United States and France.
      The deterioration of our forecasts during 2002 led us to depreciate most of our gross deferred tax assets generated as of the second quarter of 2002, and all of our research and development credits in the United States.
      If our actual results are materially worse than the estimates or forecasts referred to above, we will need to adjust them in future periods and, consequently, we may need to write off a portion or all of the net deferred tax assets currently recognized, which could materially adversely impact our financial position and results of operations. If our actual results are materially better than the estimates or forecasts referred to above, we may need to reverse a portion of the valuation allowances related to deferred tax assets, which would have a beneficial effect on our net income in a future period.
Pensions and post-retirement benefits
      We and our subsidiaries have defined benefit and defined contribution plans and other retirement benefits that cover employees in different locations in Europe, North America and Asia.
      Defined contribution plans are post-employment benefit plans under which we pay fixed contributions into a fund and have no obligation to make any further contributions. No reserve is booked for such plans.
      Our obligation for the defined benefit pension plans can be divided basically into two categories:

•	Termination indemnities paid at retirement, which apply to employees of our French and Italian companies: These obligations are to be covered by appropriate book reserves, as we do not make contributions with respect to these obligations to a separate trust or similar entity.

•	Defined benefits schemes, which are offered in several countries, mainly throughout Europe and the United States: To the extent possible in accordance with local regulation we make contributions with respect to these obligations to a trust or similar entity, which results in the assets contributed being held separate from our corporate assets. Due to local regulation constraints, 72% of the total benefit obligation in Germany has not been contributed to a separate entity, and therefore we have booked appropriate reserves to cover this portion of the obligation.
      Moreover, we provide North American employees with other post-employment benefits, including a post-retirement medical and life insurance plan. These benefits are being progressively terminated for most of the beneficiaries, and will be completely terminated by 2006.
      Since 2004, Alcatel has retained a worldwide actuary in order to insure consistency and standardization in the actuarial process. The actuarial valuation for the defined benefits and other applicable retirement benefits are based upon the projected unit credit cost using actuarial assumptions such as discount rate, expected return, future salary increases, turnover rates and mortality tables.
      We update these assumptions on an annual basis. The discount rate is determined by reference to the risk-free rate on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist. Moreover, the bonds used as reference have a maturity that is consistent with the period to maturity of the benefits. Management sets the discount rates for each currency and each unit within Alcatel applies that rate so that we can have consistent assumptions across the organization. However, each unit within Alcatel determines its set of local assumptions, such as withdrawal rate and salary increase rates, to take into account specific local conditions. These assumptions are described in Note 24 to our consolidated financial statements. The weighted average discount rate used to calculate our projected benefit obligation with respect to defined benefit plans was reduced from 4.81% in 2003 to 4.46% in 2004, reflecting changes in interest rates.
      Expected returns on assets are determined using the expected rate of return on plan assets (calculated taking into account historic returns, change in asset allocation and expected future returns) and the “value of assets.” Since 2004, as a result of applying the CNC’s recommendation No. 2003-R01, value of assets is equal to the market value (market-related value is no longer applicable). In 2004, the expected return of plan assets was 4.70% (the weighted average rate calculated on a pro rata basis according to the fair value of the various pension assets). This rate is a reflection of our assets allocation: in 2004, 27% of plan assets were invested in equities; the remainder of plan assets was invested 40% in bonds, 18% in cash and 15% in real estate.
      In accordance with clarifications made by the CNC in its press release dated July 22, 2004, we recognized in shareholder’s equity the actuarial gains and losses as of January 1, 2004 related to experience adjustments and adjustments linked to changes in actuarial assumptions.
      Actuarial gains and losses that have occurred (resulting from changes in assumptions and from differences between assumptions and actual experience) are amortized over the expected remaining service periods of active plan participants (to the extent they exceed 10% of the higher of the projected benefit obligation and the fair value of plan assets).
      If all other assumptions were constant, a 0.5% increase or decrease in the expected return of plan assets would have increased or decreased the 2004 net pension cost by approximately € 10 million. If all other assumptions were constant, a 0.5% increase in the discount rate would have decreased the 2004 net pension cost by approximately € 6 million, and a 0.5% decrease in this discount rate would have increased such costs by approximately € 7 million.
      Excluding the impact of non-recurring gains or losses arising from restructuring activities, our net pension cost was approximately € 119 million in 2004, € 138 million in 2003 and € 200 million in 2002. Our € 119 million net pension cost for 2004 consisted of € 67 million of operating costs and € 52 million of financial costs.
      We believe that our assumptions are appropriate, but future changes in those assumptions may materially affect our pension obligation, and future funding requirements may arise depending on market conditions.
Revenue recognition
      Most of our revenues result from a wide range of activities: from designing, integrating and installing fixed and mobile networks, and developing and supplying turn-key optical, submarine and terrestrial network solutions and voice/data network infrastructure and application software for businesses, to supplying satellite systems for telecommunications, navigation, etc.; all of which require significant revenue recognition assessments, especially in activities going beyond simple deliveries of equipment.
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
      For revenues generated from licensing, selling or otherwise marketing software, we recognize revenue generally upon delivery of the software and on the related services as and when they are performed. For arrangements to sell software licenses with services, we recognize software license revenue separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, revenue is deferred and recognized ratably over the service period. For arrangements to sell services only, revenue from training, consulting, installation and other services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.
      We are increasingly entering into the operator service business, which involves multiyear service contracts. Revenues from this activity are deferred and recognized ratably over the contractual service period.
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
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overall Perspective
      In order to facilitate a meaningful comparison of our business between periods, the analysis in this section of our results of operations for the year ended December 31, 2004, compared to the year ended December 31, 2003, is based on the unaudited pro forma amounts for 2003 (which reflect the disposition of our optical components, battery and electrical power systems businesses and the contribution of our optical fiber and mobile phone businesses to form joint ventures, as described below).
      The telecommunications market showed a modest recovery in 2004, primarily boosted by an increased demand for broadband services for data transmission and voice and data services on wireless infrastructures. The major telecommunications carriers increased their capital spending to meet this demand and to meet the growing competitive threat from smaller independent service providers.
      As a result of this improved market environment, our sales increased by 5.7% in 2004 as compared to 2003. Excluding the impact of the currency exchange rate between the Euro and the U.S. dollar and other currencies linked to the U.S. dollar, our sales would have increased by 9.5%. For the full year our gross margin was 37.3%, and our operating margin was 8.0%, reflecting improved profitability in all three of our business segments. In particular, the improvement in our fixed communications segment was primarily due to a return to profitability in our optical networking business following significant restructuring efforts. We had net income of € 281 million for 2004, including € 304 million in restructuring costs for continuing restructuring programs in France, Germany and Spain and including ongoing goodwill amortization of € 408 million.
      During 2004, we maintained an aggressive strategy of developing or acquiring new technologies, and of establishing our presence in certain potential high growth markets in the emerging world, accepting what we expect will be temporary losses as an investment in our future growth. We intend to monitor closely our operations in order to attain our priority target, which is a 10% operating margin. Even if market conditions stay very competitive, we believe that we can grow our revenues, given the positioning of our product offerings and our momentum in the marketplace. Even assuming that we achieve our operating margin target and our anticipated reduction of fixed expenses, we expect our gross margin will fluctuate in the event that we make investments in new markets or new technologies as required. After we expend our current restructuring reserves, we expect new restructuring costs to be approximately 1% of sales in 2005.
      We expect that our fixed communication segment sales will be weaker in the first half of 2005, but will be stronger in the second half of 2005, in each case as compared to the comparable periods of 2004. Our fixed communications sales are expected to be driven by our “triple play” offerings combining video, voice and data transmission, which requires increased bandwidth in the network. We expect our mobile communications segment to grow due to our competitive positioning in emerging markets, and we expect to achieve growth in our private communications group due to growth in the private sector market, somewhat offset by lower satellite revenues.
      Highlights of Transactions during 2004. On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our ADSs having a value of approximately € 226 million (based on the market value of our ADSs on the date of the acquisition). Spatial develops and markets mobile switching equipment that can operate using any of the major mobile technologies and related software. We believe that this acquisition will enable us to offer next-generation mobile switching equipment and will facilitate our ability to provide carriers with systems that can be updated relatively easily in the future. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of € 22 million (based on the market value of our ADSs on the date of the acquisition). eDial provides conferencing and related services for businesses and carriers. We expect that this acquisition will complement our communications software development strategy.
      In January 2004 we completed the sale of Saft, our battery business, to Doughty Hanson, a European private equity firm, for € 390 million in cash. In September 2004 we signed an agreement with Ripplewood, a U.S. private equity firm, to divest all of our electrical power system activities, which was completed in January 2005.
      On December 14, 2004, we sold a portion of our shareholding in Avanex in a block trade market transaction, which reduced our shareholding in this company to 19.65% of its share capital. As from the date of this sale we do not treat Avanex as an equity affiliate, since we consider that we no longer exercise significant influence on the company.
      Joint ventures. In August 2004, we formed a joint venture with TCL Communication Technology Holdings Limited, which is owned 55% by TCL and 45% by us. We contributed cash and our mobile handset business having an approximate aggregate value of € 45 million, to the joint venture and TCL contributed € 55 million in cash. In July 2004 we entered into an agreement to form Draka Comteq B.V., a company owned 50.1% by Draka and 49.9% by us. Draka Comteq holds the global optical fiber and communication cable business previously owned by the partners. In June 2004, we entered into a memorandum of understanding with Finmeccanica to form two sister companies to which both partners would contribute their respective satellite industrial and service activity.
      Highlights of Transactions during 2003. In April 2003, we acquired, for 3.5 million ADSs, the 84% of the outstanding shares that we did not own of iMagicTV, a Canadian supplier of software products and services. In July 2003, we acquired, for 18 million ADSs, TiMetra, Inc., a company specializing in Internet protocol/ multiprotocol label switching service routing. This acquisition, together with our acquisition of ThirdSpace and Packet Video, enabled us to add to our portfolio of content and systems integration products.
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
      Sale of European factories. In 2003, we sold a number of manufacturing facilities in Europe. The principal transactions were: our Saintes, France factory that engaged in cutting, stamping and general sheet metal work was sold, and 300 employees were transferred, to GMD, a French industrial company; our Coutances, France that specialized in producing printed circuit boards used in telecommunications applications was sold in a leveraged management buyout and 220 employees were transferred; our Hoboken, Belgium factory that produced electro-mechanical devices was sold, and 241 employees were transferred, to Scanfil Oyi. These facilities comprised nearly 80,000 square meters. The impact of these transactions on our financial statements was not material.
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
Consolidated Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
      As a result of the disposition of some of our businesses in 2003 and 2004 (including by way of contribution of our optical fiber and mobile phone businesses to form joint ventures), the financial results of these businesses for both years have been accounted for as discontinued operations. The businesses disposed of and the date of the transactions are as follows: optical components in July 2003; batteries (SAFT) in January 2004; optical fiber in July 2004, mobile phones in August 2004; and electrical power systems in September 2004. The table below sets forth certain income data showing: (i) our financial results for 2004; (ii) our pro forma financial results for 2003, reflecting the transactions described above; and (iii) our historical (as published) financial results for 2003 (including the results of the optical components, batteries, optical fiber, mobile phone and electrical power systems businesses). See also Note 2 in our consolidated financial statements included elsewhere in this document.

	2004	2003 pro forma	2003 historical

		(unaudited)	(as published)
	(in millions of euros except for share
	and per share amounts)
Net sales	12,265	11,606	12,513
Income from operations	978	449	332
Net income before goodwill and minority interests	756	(1,357)	(1,346)
Net income	281	(1,944)	(1,944)
Earnings per share — diluted	0.21	(1.46)	(1.46)
Earnings per ADS*	0.28	(1.97)	(1.97)
Number of shares (billions)	1.36	1.33	1.33

*	Earnings per ADS have been calculated using the U.S. Federal Reserve Bank of New York noon euro/dollar buying rate of US$ 1.35 as of December 31, 2004
     In order to facilitate a meaningful comparison of our business between periods, and in compliance with French GAAP, we have prepared pro forma income statements reflecting the transactions described above in income from discontinued operations for 2003. These pro forma statements are set forth in Note 2 to our consolidated financial statements. The analysis of our results of operations for the year ended December 31, 2004 compared to the year ended December 31, 2003 is based on the unaudited pro forma amounts for 2003 and the actual 2004 amounts.
      Net Sales. Consolidated net sales increased by 5.7% to € 12,265 million for 2004 compared to € 11,606 million for 2003. Approximately 40% of our consolidated net sales are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During 2004, the decreases in the value of the U.S. dollar relative to the euro had a negative impact on our sales. If there had been a constant euro/U.S. dollar exchange rate in 2004 as compared to 2003, our consolidated net sales would have increased by approximately 9.5%. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during 2004, the average exchange rate that applied in 2003, instead of the average exchange rate that applied in 2004, and (ii) to our exports (mainly from Europe) effected during 2004 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/U.S. dollar hedging rate that applied in 2003. Our management believes that providing our investors with our consolidated net sales in constant euro/U.S. dollar exchange rates facilitates the comparison of the evolution of our sales with that of the industry. Both our mobile and private communications segments registered a sales increase due to continued success in markets in emerging countries for our mobile communications segment and to growth in the rail communications and space activities in our private communications segment. We experienced an increase in our sales to the rest of the world primarily due to the growing presence of our mobile communications activity in emerging countries. These increases offset the decline in our fixed communications segment, primarily driven by the decline in voice networks.
      Net sales in Europe increased to € 6,074 million in 2004 from € 5,664 million in 2003; net sales in North America decreased to € 1,785 million in 2004 from € 1,833 million in 2003; net sales in Asia decreased to € 1,868 million in 2004 from € 2,083 million in 2003; and net sales in the rest of the world increased to € 2,538 million in 2004 from € 2,026 million in 2003. In 2004, Europe, North America, Asia and the rest of the world accounted for 49.5%, 14.6%, 15.2% and 20.7%, respectively, of our total net sales compared with the following percentages of net sales for 2003: Europe 48.8%, North America 15.8%, Asia 17.9%, and the rest of the world 17.5%.
      Gross Profit. Gross profit of € 4,575 million in 2004 represented 37.3% of net sales compared to 34.4%, or € 3,992 million, in 2003. This improvement in our gross margin was due primarily to a reduction in fixed operating costs resulting from our restructuring efforts in 2004 and more efficient management of our inventories. In addition, this improvement was in part the result of a new accounting presentation relating to research and development that we adopted in 2004 as part of the changeover to IFRS beginning January 1, 2005: for 2004, gross profit takes into account revenues from licenses and R&D grants, which were previously deducted from R&D costs, and customer funded research is no longer recorded in cost of sales, but rather included in R&D costs. Calculated on the basis of this new presentation, our 2003 gross margin would have been 35.4% instead of 34.4%. See Note 4 to our consolidated financial statements.
      Administrative and Selling Expenses. Administrative and selling expenses were € 2,010 million for 2004 compared to € 2,033 million in 2003. As a percentage of net sales, administrative and selling expenses were 16.4% of net sales in 2004 compared to 17.5% of net sales in 2003, decreasing despite the increase in sales primarily due to the decrease in our fixed costs resulting from our restructuring efforts.
      R&D Costs. Research and development expenses were € 1,587 million in 2004 compared to € 1,510 million in 2003, an increase of 5.1% (and compared to € 1,654 in 2003 under the new accounting presentation mentioned under the heading “Gross Profit” above, a decrease of 4.0%). As a percentage of net sales, research and development expenses amounted to 12.9% in 2004 from 13.0% in 2003 (and from 14.1% under the new accounting presentation). See Note 4 to our consolidated financial statements.
      Income (Loss) from Operations. We recorded income from operations of € 978 million for 2004 compared to € 449 million for 2003. This improvement resulted primarily from increased profitability in all of our segments, in particular, our fixed communications segment, primarily due to the return to profitability of our optical networks as a result of our significant restructuring efforts.
      Financial Income (Loss). Financial loss was € (132) million for 2004 compared to € (248) million in 2003. This decrease is due primarily to the reversal of reserves relating to customer loans after partial repayments from customers and reduction of interest costs.
      Restructuring Costs. Restructuring costs were € (304) million for 2004, compared to € (1,260) million in 2003. The restructuring cost for 2004 reflected new restructuring plans in 2004 attributable to continuing headcount reductions in France, Spain and Germany.
      Other Revenue (Expense). Other revenue (expense) was € 364 million for 2004 compared to € 248 million in 2003. Other revenue for 2004 was composed of a net capital gain of € 351 million, primarily related to the sale of our battery business and to the sale of some of our real estate holdings.
      Income (Loss) Before Amortization of Goodwill and Tax. Income before amortization of goodwill and tax charge was € 862 million for 2004 compared to a loss of € (858) million for 2003.
      Income Tax. Income tax amounted to a charge of € (9) million for 2004 compared to a charge of € (81) million in 2003. The charge for 2004 resulted from a current income tax benefit of € 103 million related to the favorable outcome of tax litigations and from a deferred income tax charge of € (112) million, primarily due to the write-off deferred tax assets.
      Share in the Net Income of Equity Affiliates and Disposed of or Discontinued Operations. Our share in the net income of equity affiliates and discontinued operations was a loss of € (97) million in 2004 (of which a net loss of € (66) million related to the discontinued optical fiber and mobile handset businesses) compared to a loss of € (418) million in 2003 (of which a net loss of € (406) million related to the 2004 and 2003 discontinued businesses).
      Amortization of Goodwill. Amortization of goodwill was € (408) million for 2004 compared with € (567) million in 2003. Amortization of € (567) million for 2003 included € (160) million of exceptional amortization, primarily related to the reassessment of our business plan as it related to Gigabit Ethernet routing software across all product lines resulting in a write-off of € (85) million.
      Net Income (Loss). As a result of the foregoing, we recorded net income of € 281 million for 2004 compared to a net loss of € (1,944) million in 2003.

Results of Operations by Business Segment for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
      The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income from operations and capital expenditures for tangible assets for each of our business segments for fiscal 2004 (as published) and for fiscal 2003 (pro forma numbers, reflecting the disposal of our optical components, batteries, optical fiber, mobile phone and electrical power systems businesses). The discussion of the segments following the table is based on the unaudited pro forma numbers for 2003 and the actual 2004 numbers.

	Fixed	Mobile	Private	Other &
	Communications	Communications	Communications	Eliminations	Total Group

Year Ended December 31, 2004
Sales	€5,131	€3,301	€3,965	€(132)	€12,265
Income (loss) from operations	429	401	235	(87)	978
Capital expenditures for tangible assets	65	82	78	1	226
Year Ended December 31, 2003 (pro forma)
Sales	€5,364	€2,929	€3,627	€(314)	€11,606
Income (loss) from operations	155	315	123	(144)	449
Capital expenditures for tangible assets	52	39	47	—	138
Fixed Communications
      Sales of our fixed communications segment were € 5,131 million for 2004, compared to € 5,364 million for 2003, a decrease of 4.3%. This decrease was primarily due to a decrease in our fixed line business where carriers are continuing their transition to next generation networks and therefore reducing their capital expenditures for narrow band switching. This decrease was partially offset by the growth in our business that supplies applications and products to update networks to the next generation, and by the growth in our IP business that supplies products to transmit data through high bandwidth in the networks. This growth was due to the increasing demand for new bandwidth applications.
      Even though we continued to increase our line deliveries in our broadband access business (19.6 million in 2004, as compared to 15.8 million in 2003), our broadband revenues declined slightly due to substantial pricing pressures.
      The fixed communications segment’s income from operations was € 429 million for 2004, compared to € 155 million in 2003. This increase in profitability was due primarily to (a) the return to profitability of our optical networks business as a result of our significant restructuring efforts and (b) the results of our Internet Protocol division, which registered a significant increase in volume, partially offsetting research and development expenditures.
Mobile Communications
      Sales of our mobile communications segment were € 3,301 million for 2004, compared to € 2,929 million in 2003, an increase of 12.7%. This increase was primarily due to continued strong growth in our 2/2.5G radio access business, particularly in emerging countries, partially offset by a decrease in our wireless transmission activity, which experienced product delays during the first half of the year.
      The mobile communications segment’s income from operations was € 401 million for 2004, compared to € 315 million in 2003. This increase was primarily due to an increase in our mobile networks business.

Private Communications
      Sales of our private communications segment were € 3,965 million for 2004, compared to € 3,627 million in 2003, an increase of 9.3%. This increase was primarily due to growth in our rail communications and space activities due to a strong order book and to our enterprise business, which registered especially good growth in Europe. This increase was somewhat offset by a slight decline in our integration and services activity.
      The private communications segment’s income from operations was € 235 million for 2004, compared to € 123 million in 2003. This increase was primarily a result of an increase in our enterprise solutions division, particularly our call center activity and our space activity and, to a lesser extent, the increase in our rail communications business.
Consolidated Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002
      As a result of the disposition in August 2003 of our optical components business and in January 2004 of our battery business (Saft), the financial results of these businesses for 2003 have been accounted for as discontinued operations. The table below sets forth certain income statement data showing (i) our financial results for 2003, (ii) our pro forma financial results for 2002, reflecting the exclusion of the results of our optical components and battery businesses and (iii) our historical financial results, as published (including the results of the optical components and battery businesses). See also Note 2 in our consolidated financial statements included elsewhere in this document.

	2003	2002 pro forma	2002 historical

		(unaudited)	(as published)
	(in millions of euros except for share
	and per share amounts)
Net Sales	12,513	16,014	16,547
Income from operations	332	(606)	(727)
Net income before goodwill and minority interests	(1,346)	(4,195)	(4,138)
Net Income	(1,944)	(4,745)	(4,745)
Earnings per share — diluted	(1.46)	(3.99)	(3.99)
Earnings per ADS*	(1.84)	(5.03)	(5.03)
Number of shares (billions)	1.33	1.19	1.19

*	Earnings per ADS has been calculated using the U.S. Federal Reserve Bank of New York noon euro/dollar buying rate of US$ 1.26 as of December 31, 2003
     In order to facilitate a meaningful comparison of our business between periods, and in compliance with French GAAP, we have prepared pro forma income statements reflecting the transactions described above in income from discontinued operations for 2002. These pro forma statements are set forth in Note 2 to our consolidated financial statements. The analysis of our results of operations for the year ended December 31, 2003 compared to the year ended December 31, 2002 is based on the pro forma restated amounts for 2002 (which exclude the results of our optical components and battery businesses).
      Net Sales. Consolidated net sales decreased by 21.9% to € 12,513 million for 2003 compared to € 16,014 million for 2002. Approximately 25% of our consolidated net sales are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During 2003, the decrease in the value of the U.S. dollar relative to the euro had a negative impact on our sales. If there had been a constant euro/U.S. dollar exchange rate in 2003 as compared to 2002, our consolidated net sales in 2003 would have decreased by 16.0% from 2002. The decrease in net sales for 2003 compared to 2002 was due to the continued deterioration in the telecommunications markets that affected our fixed communications segment, which registered significant sales declines in its optical networking division as well as in its optical fiber business and, to a lesser extent, our fixed line voice activity. In the mobile communications segment, the stable sales in our mobile network division were adversely impacted by a significant decline in the sales of mobile phones. We experienced a decline in our North American revenues as a percentage of sales as a result of the depressed optics market, partially mitigated by the growing broadband access market.
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
Results of Operations by Business Segment for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002
      Prior to 2003, our business was organized along technology or product lines. As noted in Item 4 — “Information on the Company — Business Organization,” in early January 2003, we reorganized our activities along three market segments covering the entire range of voice and data communication solutions: fixed communications, mobile communications, and private communications. The fixed and mobile communications segments primarily address the telecommunications carrier market for which we act as a system supplier, while the private communications segment serves customers who are end users.
      The simplified organizational chart below sets forth our four business segments as they were reflected in our consolidated financial statements for 2002, and the principal business activities of each segment.

Space and
Carrier Networking	Optics	e-Business	Components

• Broadband Networks • Mobile Networks • Voice Networks • Application Software • Alcatel Services	• Optronics • Optical Networks • Optical Fibers • Wireless Transmission	• e-Business Networking • e-Business Application • Mobile Phones	• Space • Batteries • Components

      The simplified organizational chart below sets forth the three business segments and their principal business activities since January 1, 2003:

Fixed Communications	Mobile Communications	Private Communications

• Access Networks • Fixed Solutions • Internet Protocol • Optical Networks	• Mobile Networks • Mobile Solutions • Wireless Transmission	• Enterprise Solutions • Space Solutions • Transport Solutions • Integration and Services
      The table below sets forth the consolidated sales (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), income from operations and capital expenditures for tangible assets for each of our business segments for fiscal 2003 (reported) and for fiscal 2002 (pro forma, reflecting the new organization of our business and the disposal of the Optronics division and of the batteries (Saft) division). The discussion of the segments following the table is based on the unaudited pro forma numbers for 2002 and the actual 2003 numbers.

	Fixed	Mobile	Private	Other &
	Communications	Communications	Communications	Eliminations	Total Group

	(in millions)
Year Ended December 31, 2003
Sales	€5,708	€3,539	€3,627	€(361)	€12,513
Income (loss) from operations	127	226	123	(144)	332
Capital expenditures for tangible assets	55	40	47		142
Year Ended December 31, 2002 (pro forma)
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
Liquidity and Capital Resources
Liquidity
     Cash Flow for the Year Ended December 31, 2004 and 2003
Cash Flow Overview
      Cash and cash equivalents decreased € 1,583 million during 2004 to € 4,611 million at December 31, 2004 excluding short-term investments and listed securities. This decrease was mainly due to net cash used by operating activities of € 289 million, net cash used by investing activities of € 141 net cash used by financing activities of € 1,102 million and by the net effect of exchange rate changes, which amounted to € 51 million.
      Net Cash Provided (Used) by Operating Activities. Net cash used by operating activities during 2004 was € 289 million, compared to net cash provided of € 444 million for 2003. Net cash provided by operating activities before changes in working capital was € 338 million, due to a net income of € 281 million for 2004 adjusted for cash outlays for restructuring of € 606 million (compared to € 980 million in 2003), and for non-cash items. These non-cash items were primarily depreciation and amortization, changes in valuation allowances and other reserves, our share in net income of equity affiliates, and net gain on disposal of non-current assets (mainly sale of our battery business and sale of some of our real estate). Net cash provided of € 338 million was more than offset by an increase in working capital of € 627 million which was due in part to the increase in sales volume during the fourth quarter of 2004 compared to the fourth quarter of 2003 (working capital requirements increase or decrease depending on our quarterly revenue level).
      Net Cash Provided (Used) by Investing Activities. Net cash used by investing activities was € 141 million during 2004 compared to net cash provided by investing activities of € 700 million in 2003. The decrease is mainly due to an increase in short term investment of € 443 million in 2004 compared to a decrease of € 257 million in 2003. The decrease is also due to a higher amount of cash used by discontinued activities, € 247 million in 2004 compared with € 56 million in 2003, and to lower cash proceeds from the disposal of fixed assets and the sale of unconsolidated companies or previously consolidated companies, which provided € 577 million in cash in 2004 (primarily relating to the sale of the battery business) compared to € 652 million in 2003 (primarily relating to the sale of real estate assets through sale and lease-back transactions). Capital expenditures increased from € 253 million during 2003 to € 380 million during 2004.

On the other hand, cash proceeds from loans made to our customers and from other financial assets increased from € 207 million in 2003 to € 557 million in 2004, corresponding mainly to reimbursements.
      Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities was € 1,102 million in 2004 compared to net cash used of € 564 million in 2003. The principal reason for this change was that the decrease in short-term debt of € 1,567 million in 2004 (which included the repayment of € 543 million of outstanding bonds maturing in 2004 and € 983 million anticipated repayment of bonds maturing after 2004) was in the same range as the decrease in 2003 (€ 1,580 million), while in 2004 € 462 million were received from issuance of new bonds due 2014 (see “Long-Term Debt,” below), compared with € 1,022 million received in 2003 from the issuance of new bonds redeemable for ordinary shares.
Capital Resources
      Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, the issuance of debt and equity in various forms, and banking facilities including the revolving credit facility of € 1,000 million maturing in June 2009 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenant for our syndicated facility and debt and equity market conditions generally.
      Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash and cash equivalents, including short-term investments of € 5,099 million as of December 31, 2004 are sufficient to fund our cash requirements for the next twelve months.
      During 2005 we expect to make cash outlays for our restructuring programs of approximately € 500 million, and to make capital expenditures, which should remain below € 600 million. We also expect to repay short term debt that will not be renewed, such as the € 576 million of our bonds maturing in 2005. In addition, our expected growth in revenues in 2005 compared to 2004 may result in additional cash requirements linked to an increase in working capital.
      We can provide no assurance that our actual cash requirements will not exceed the currently expected cash outlays. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds (if conditions are considered favorable by us), assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above. During 2005 we will also continue our bond repurchase program targeted at short term maturities.
      Credit Ratings. As of March 31, 2005, our credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	BB	B	Stable	November 10, 2004
Moody’s	Ba3	Not Prime	Rating Under Review	February 24, 2005
      Standard & Poor’s. On November 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB on the basis of our stabilized sales, adequate cost structure positioning and strong cash level, as well as healthier market conditions for the telecom equipment industry and our severe cost cutting. Standard & Poor’s outlook for us continues to be stable and it also affirmed our short-term B corporate credit rating. The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB rating is in the BB category, which also includes BB+ and BB- ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated “BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. Debt rated B is more vulnerable to non payment than debt rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”
      Moody’s. On May 10, 2004 Moody’s upgraded its outlook for our long-term debt credit rating from stable to positive, and on September 8, 2004 Moody’s upgraded our long-term debt credit rating from B1 to Ba3 and confirmed its positive outlook for our long-term debt, based on the stabilization of our revenues, our positive net income and a healthy cash position. The “Not Prime” rating for our short-term debt was confirmed. The rating grid of Moody’s ranges from Aaa, which is considered to carry the smallest degree of investment risk, to C, which is the lowest rated class. Alcatel’s Ba3 rating is in the Ba category which also includes Ba1 and Ba2 ratings. Moody’s gives the following definition of its Ba category: “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.” On February 24, 2005, Moody’s changed its outlook for our long-term debt from “positive” to “rating under review” for possible upgrade, on the basis of our continued improvement on key metrics and the expectation that our overall business performance will continue to improve.
      We can provide no assurances that our credit ratings will not be lowered in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.
      Our short-term debt rating allows us a very limited access to commercial paper, and the non-French commercial paper market is generally not available to us on terms and conditions that we find acceptable.
      At December 31, 2004, our total financial debt amounted to € 4,359 million compared to € 5,293 million at December 31, 2003.
      Short-term Debt. At December 31, 2004, we had € 1,036 million of short-term financial debt outstanding, which included € 576 million of bonds and € 61 million in commercial paper, with the remainder representing other bank loans and lines of credit and other financial debt and accrued interest payable.
      Long-term Debt. At December 31, 2004 we had € 3,323 million of long-term financial debt outstanding.
      On April 7, 2004, we closed an exchange offer for our 7.00% Notes due 2006, of which € 995 million principal amount was then outstanding, for new notes of a longer maturity. The main objective of the exchange offer was to lengthen our average debt maturity. We exchanged € 366 million principal amount of our 7.00% Notes due 2006 for € 412 million principal amount of our new 6.375% Notes due 2014. We also issued and sold an additional € 50 million principal amount of our new 6.375% Notes due 2014. Interest on the 6.375% Notes is payable annually.
      Rating Clauses Affecting our Debt. Our outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of our credit ratings. However, the € 1,200 million bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate will be increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and applied to the payment of the December 2003 and 2004 coupons. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade. Our new 6.375% Notes due 2014, which we exchanged for a portion of our 7.00% Notes due 2006, as described above, do not provide for a “step up rating change.”
      Syndicated Facility. On June 21, 2004, we closed a € 1,300 million syndicated three-year revolving credit facility that replaced the then existing undrawn € 1,375 million syndicated facility maturing in April

2005. On March 15, 2005, we closed an amendment of this facility by extending its maturity to June 2009 (with a possible extension until 2011), reducing its amount to € 1,000 million, and eliminating one of the two then applicable financial covenants.
      The availability of this syndicated revolving credit facility does not depend upon our credit ratings. At December 31, 2004, this facility had not been drawn and remained undrawn on February 2, 2005, the date our Board of Directors approved the 2004 financial statements. Our ability to draw on this facility is conditioned upon our compliance with certain financial covenants. Until its amendment on March 15, 2005, the facility contained two financial covenants: the first was a gearing ratio (net debt/equity including minority interests) and the second a ratio linked to our capacity to generate cash to reimburse our debt. We tested these covenants every quarter. We were in compliance with these financial covenants at December 31, 2004 (the date of the last published financial statements); as we had cash and cash equivalents in excess of our gross financial debt at December 31, 2004, these ratios were actually not applicable at such year-end. In the context of the March 15, 2005 amendment to the facility, the gearing ratio covenant was eliminated. We will continue to test the cash-generation covenant quarterly. We can provide no assurance that we will remain compliant with such financial covenant in the future.
      Debt to Equity Ratio. Total net financial debt (total financial debt less cash and cash equivalents, including short-term investments) on December 31, 2004 was a net cash position of € 740 million, compared with a net cash position of € 976 million at December 31, 2003, and therefore a net financial debt to shareholders’ equity (including minority interests) ratio is not meaningful. Debt linked to our banking subsidiary activities, Electro Banque (which was € 105 million on December 31, 2004) is not included in our total net financial debt.
Contractual obligations and off-balance sheet contingent commitments
      Contractual obligations. We have certain contractual obligations that extend beyond 2004. Among these obligations we have long-term debt, capital leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2004 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in our consolidated balance sheet included in this document.

	Payment Deadline

	Less than			After
Contractual payment obligations	one year	1-3 years	4-5 years	5 years	Total

	(in millions)
Financial debt (excluding capital leases)	€1,031	€752	€1,027	€1,504	€4,314
Capital lease obligations	5	40	—	—	45

Sub-total — included in our balance sheet	€1,036	€792	€1,027	€1,504	€4,359

Operating leases	104	160	118	164	546
Commitments to purchase fixed assets	28	—	—	—	28
Unconditional purchase obligations(a)	161	59	1	—	221

Sub total — not included in our balance sheet	€293	€219	€119	€164	€795

Total contractual obligations	€1,329	€1,011	€1,146	€1,668	€5,154

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.
     Off-balance sheet commitments and contingencies. On December 31, 2004, our off-balance sheet commitments and contingencies amounted to € 2,696 million, consisting primarily of € 1,484 million in undertakings on long-term contracts for the supply of telecommunications equipment and services. Generally we provide these undertakings to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice for long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line item “Reserves for product sales” (see Note 25 to our consolidated financial statements) or in inventory reserve. Not included in the € 2,696 million of off-balance sheet commitments and contingencies is a € 605 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts. Also not included in the € 2,696 million is our contingent liability pursuant to the securitization of accounts receivable and the sale of a carry-back receivable described below.
      Only performance guarantees issued by our Group to financial institutions are presented in the table below. The figures published in 2002 also included guarantees given by parent companies of our Group in respect of their subsidiaries’ contracts which, in accordance with current practice, are no longer considered to represent an off-balance sheet commitment of the Group. These amounted to € 5,743 million at December 31, 2002.
      Off-balance sheet contingent commitments (excluding our commitment to provide further customer financing, as described below) given in the normal course of business of our Group are as follows:

	December 31,		December 31,	December 31,
	2004		2003	2002

	(in millions)
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries(1)	€1,742		€2,106	€2,787
Discounted notes receivable with recourse(2)	5		25	14
Other contingent commitments	793	(3)	702	833

Sub-total — Contingent commitments(4)	€2,540		€2,833	€3,634
Secured borrowings(5)	156		157	262

Total off-balance sheet commitments and secured borrowings(4)	€2,696		€2,990	€3,896

(1)	This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, € 258 million represent undertakings we provided on contracts of non consolidated companies.

(2)	This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3)	Included in the € 793 million are € 90 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities, € 299 million of commitments related to leasing of sale and lease-back transactions and € 401 million of various guarantees given by certain subsidiaries in the Group.

(4)	Excluding our commitment to provide further customer financing, as described below.

(5)	The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the table under the heading “Contractual obligations,” above.
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

Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts. Potential commitments linked to the incorporation into French law of the European Directive on Waste Electrical and Electronic Equipment, which will only be applicable as of August 2005, are also not included. The commitments related to this European directive will not have a material impact on our financial position.
      Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.
      Guarantees given on third party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 3 million as of December 31, 2004 (€ 3 million at December 31, 2003 and € 5 million at December 31, 2002).
      Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financial institutions. As of December 31, 2004, net of reserves we had provided customer financing of approximately € 253 million. This amount includes € 207 million of customer deferred payments and accounts receivable, and € 39 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 92 million.
      More generally, as part of our business we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.
      SVF Trust Program. In 1999, we established a securitized customer financing (SVF) program arranged by Citibank, which was amended in June 2000, May 2002 and May 2003.
      As we did not own any equity interest in the SVF trust, the SVF trust was not consolidated within the Group’s accounts, in accordance with Regulation no. 99-02 of the “Comité de Réglementation Comptable”. However, in accordance with new financial regulations applicable from the first financial year of a company beginning after August 2, 2003, the SVF trust was consolidated since January 1, 2004.
      In April 2004, as part of a reassessment of our financing requirements and credit facilities, and with a view to optimizing our financial costs, we decided to cancel this securitized program. As a result, the banks no longer have any financing commitments in this respect, and, we bought back from the SVF trust all outstanding receivables at their nominal value during the second quarter of 2004. The cancellation of the program did not have a significant impact on the results and financial position of the Group.
      Sale of carry-back receivable. In May 2002, we sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry back tax losses from 2001. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. The difference between the net cash proceeds and the nominal value is recorded over the five year period as a financial expense. The financial expense for 2004 amounted to € 10 million.
      We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the carry-back receivable sold.
      Securitization of accounts receivables. In December 2003, Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from our Group representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. The special purpose vehicle is fully consolidated in accordance with paragraph 10052 of Regulation no. 99-02 of the “Comité de Réglementation Comptable”. The receivables sold at December 31, 2004, which amounted to € 82 million (€ 54 million at December 31, 2003), are therefore maintained in our consolidated balance sheet. At December 31, 2004, the maximum amount of bank financing that we could obtain through the sale of receivables was € 150 million, which could be increased to € 250 million under the same terms. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing extra financing.
      Contractual payment obligations and off-balance sheet contingent commitments under U.S. GAAP. The following table presents minimum payments we will have to make in the future under contracts and firm commitments under U.S. GAAP.

	Payment Deadline

	Less than			After
Contractual payment obligations	one year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Financial debt (excluding capital leases)	1,041	953	1,051	1,550	4,595
Capital lease obligations	10	21	21	32	84

Subtotal — included in Balance Sheet	1,051	974	1,072	1,582	4,679

Operating leases	96	144	102	137	479
Commitments to purchase fixed assets	28	—			28
Unconditional purchase obligations(a)	161	59	1		221

Subtotal — Commitments	285	203	103	137	728

Total — Contractual obligations	1,336	1,177	1,175	1,719	5,407

(a)	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or locations to third parties.
     The main differences between contractual obligations under U.S. GAAP and under the accounting principles that we follow are:

•	the carry back receivable (mentioned above) is included in our financial debt under U.S. GAAP due to our continuing involvement in this asset, through our ability to reacquire the receivable in certain circumstances.

•	the application of SFAS 133 to the accounting of some derivative instruments (mainly derivative instruments used to reduce exposure to interest rate risk), as described in Note 39(3) to our consolidated financial statements, and

•	some of our lease contracts are recorded as capital leases under U.S. GAAP, and as operating leases under French GAAP.
      Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee and by our Trade & Project Finance Department, independent from our commercial departments. We continuously monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by transferring to banks or export credit agencies a portion or all of the risk associated with this financing.
      Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit and commercial repayment risks, the global downturn and deterioration of the telecommunications industry through 2003 caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we realized losses on extended credit given and loans made to the customer, on guarantees provided for the customer, losses relating to our commercial risk exposure under long-term contracts, as well as the loss of the customer’s ongoing business. If economic conditions and the telecommunications industry in particular deteriorate once again, we may in the future realize similar losses. In such a context, should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position. For fiscal 2004, we had a net revenue of approximately € 14 million related to doubtful customer accounts under “Other revenue (expense)”, compared with a net revenue of € 63 million for fiscal year 2003, and a profit of € 77 million in 2004 related to customer financing arrangements under “Financial income (loss)”, compared with a charge of € 39 million in 2003.
      Capital Expenditures. We expect our capital expenditures in 2005 to be less than € 600 million.
      We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on this funding arrangement to meet our cash needs.
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
      Derivative financial instruments held by us at December 31, 2004 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.
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
      In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2004 and 2003, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps.

	December 31, 2004				December 31, 2003

			Fair value	Fair value			Fair value	Fair value
			variation if	variation if			variation if	variation if
	Booked	Fair	rates fall	rates rise	Booked	Fair	rates fall	rates rise
	value	value	by 1%	by 1%	value	value	by 1%	by 1%

	(in millions of euros)
Assets
Short term investments and cash and cash equivalents(1)	5,099	5,160	0	0	6,269	6,317	0	0
Liabilities(2)
Convertible bonds	(1,022)	(1,219)	(64)	60	(1,022)	(1,148)	(73)	66
Other bonds and other financial debt	(3,337)	(3,514)	(108)	102	(4,271)	(4,426)	(126)	121
Interest rate derivative	0	178	122	(112)	0	165	136	(126)
(Debt)/Cash position	740	605	50	50	976	908	(63)	62

(1)	For bank overdrafts, the booked value is considered as a good estimation of the fair value.

(2)	Over 90% of our bonds have been issued with fixed rates. At year-end 2004 and 2003, the fair value of our long-term debt is higher than its booked value due to a fall in interest rates.
Assumptions and Calculations
      The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2004.
Fair value hedge
      The ineffective portion of changes in fair value hedge was not material in the income statement at December 31, 2004 and at December 31, 2003. We did not have any amount excluded from the measure of effectiveness. There was no impact of contract cancellation in the income statement at December 31, 2004 and 2003.
Net investment hedge
      We have stopped using investment hedges in foreign subsidiaries. At December 31, 2004 and 2003, there were no derivatives that qualified as investment hedges. The portion of derivatives that does not qualify as a hedge had been recorded in the income statement in 2003 and had generated a loss of € 17 million at December 31, 2003.
Equity risks
      We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

      We may also use derivative instruments on Alcatel shares held in treasury. Such transactions are authorized as part of the buy back program approved at our shareholders’ general meeting held on June 4, 2004.
      Since April 2002, we did not have any derivative instruments in place on investments in listed companies or on Alcatel shares held in treasury.
      Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 27 to our consolidated financial statements included in this annual report.
Research and Development
      Expenditures. In fiscal 2004, our research and development expenditures totaled € 1,587 million (12.9% of 2004 consolidated net sales) compared to € 1,510 million in 2003 (13.0% of 2003 consolidated net sales) and € 1,958 million in 2002 (13.7% of 2002 consolidated net sales). Our research and development expenditures in 2003 would have totaled € 1,654 under the new accounting presentation mentioned in “Operating and Financial Review and Prospects — Consolidated Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 — “R&D Costs” (14.1% of 2003 consolidated net sales under such presentation).
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
      During the year ended December 31, 2004, no trigger events occurred that would require us to reassess the carrying values of acquired technology.
      Application of accounting policies to certain significant acquisitions. Set forth below is a description of our methodology for estimating the fair value of the in-process research and development of Genesys, Newbridge, Timetra and Spatial at the time of acquisition and the status of the projects at the end of 2004. We cannot give assurances that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.
      Genesys. At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of $100 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.
      Approximately $22 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $25 million over the 10 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.
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
      During the year ended December 31, 2004, no trigger events occurred that would require us to reassess the carrying values of acquired technology.
      Newbridge. At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunications equipment market. The allocation of $750 million of the purchase price to these in-process research and development projects represented their estimated fair value using the methodology described above. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: switching and routing ($505 million) and access ($245 million).
      Approximately $135 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately $100 million over the 12 to 18 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and ranged from 50% to 80% complete based on development costs.
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
      In May and December 2002, impairment tests were performed in compliance with SFAS 144 requirements and an impairment charge of € 371 million is recorded in the reconciliation of our net income (loss) and shareholders’ equity to U.S. GAAP in Note 37 to our consolidated financial statements. As of December 31, 2002, the carrying value of the acquired technology of Newbridge under U.S. GAAP amounted to € 15 million. During the year ended December 31, 2004, no trigger events occurred that would requires us to reassess the carrying values of acquired technology.
      Timetra. At the acquisition date, Timetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, Timetra introduced its first product, a family of service routers for next generation carrier networks. The allocation of $6 million of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described above.
      Approximately $42 million had been spent on research and development projects as the valuation date. Costs to complete the projects were estimated at approximately $9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.
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
      Spatial. We used the purchase method of accounting for Spatial, whereby the excess of cost over the net amounts assigned to assets acquired and liabilities assumed is allocated to goodwill and intangible assets based on their estimated fair values. Such intangible assets identified by us include $58 million allocated to developed technology and know how (“developed technology”) and $10 million allocated to in-process research and development.
      At the acquisition date, Spatial was selling its distributed mobile switching solution; a centralized call server that manages call/session control for mobile voice and data services, commonly referred to as a “softswitch.” In March 2002, Spatial introduced its Atriumtm product, the industry’s first next-generation mobile core switch that supports 2/2.5/3G GSM and CDMA networks. This developed technology and know-how was valued using the income approach. The cash flow forecast utilized in the analysis of the technology-based assets was based on Spatial’s long-term revenue and expense forecast as provided by management. The allocation of $58 million of the purchase price to the developed technology encompassed in the call server technology represented its estimated fair value using the income approach.
      In addition, at the time of acquisition, Spatial was developing new software functionalities that integrate UMTS (Universal Mobile Telecommunications System) and Wi-Fi technology into our wireless softswitch technology platform. It was estimated that the project had incurred approximately $4 million in costs as of the valuation date. Cost to complete the project was estimated at approximately $650,000 over four months following the acquisition. Management estimated that the project was approximately 80% complete, in the aggregate, based on development costs.
      Estimated total revenues from the acquired developed technology and know-how and in-process technology were expected to peak in 2006 and 2008, respectively, and steadily decline thereafter, as other new products and technologies are introduced by Spatial.
      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Spatial were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
      A discount rate of 30% was used for determining the value of the in-process research and development, while a rate of 18% was employed for determining the value of the developed technology and know-how. The in-process R&D rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time. The developed technology rate reflects the reduced risk of an established technology, relative to the other acquired assets. However, we believe that expenses incurred to date associated with the development and integration of the in-process research and development projects are consistent with our estimates at the time of acquisition.

Item 6.	Directors, Senior Management and Employees
      In accordance with French company law governing a société anonyme, our business is managed by our board of directors and by our Chairman and Chief Executive Officer.
Board of Directors
      The following table sets forth, as of March 31, 2005, the following information for each of our directors: name, age, year of election to the board, year in which the term on the board expires, principal business activities performed outside of Alcatel (including other principal directorships) and the number of Alcatel securities owned.

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age	Appointed	Expires	Outside of Alcatel	Securities Held

Serge Tchuruk	67	1995	2007	Director of Thales and Total; Member of the Board of Directors of the Ecole Polytechnique, Chairman of Alcatel USA Holdings Corp., and Member of the Supervisory Board of Alcatel Deutschland GmbH (Chairman and CEO of Alcatel)	105,450 ordinary shares 209 FCP 3A(1)

Daniel Bernard	59	1997	2007	Director of Saint-Gobain	141,125 ordinary shares

Philippe Bissara	63	1997	2005	Honorary Managing Director of ANSA (National Association of Limited Liability Companies); honorary instructing judge at the Conseil d’État (the highest administrative court of France); Director of Société d’Oxygène et d’Acétylène d’Extrême-Orient; Member of the Académie de Comptabilité; Member of the Board of Directors of the French branch of the International Fiscal Association; Assistant Secretary General of EALIC (European Association for Listed Companies)	53,645 ordinary shares 4,469 FCP 3A(1)

Frank W. Blount	66	1999	2005	Chairman of JI Ventures Inc. and TTS Management Corp.; Director of Entergy Corporation, Caterpillar Inc., Adtran Inc. and Hanson Plc	1,000 ADSs

Jozef Cornu	60	2000	2008	Chairman of Alcatel Bell and Tijd NV; Director of Alcatel CIT; Member of the Supervisory Board of Alcatel SEL AG; Director of Taiwan International Standard Electronics Ltd, Barco, KBC and Agfa Gevaert	20,500 ordinary shares 1,734 FCP 3A

Philippe Germond	48	2003	2007	Director of Essilor, Ingenico, Atos Origin and Alcatel USA Inc.; Member of the Supervisory Board of Alcatel Deutschland GmbH (President and Chief Operating Officer of Alcatel)	3,500 ordinary shares

Jean-Pierre Halbron	68	1999	2005	Director of Electro Banque (Chairman of the Ethics Committee)	21,020 ordinary shares 1,969 FCP 3A

David Johnston	63	2001	2005	President of the University of Waterloo (Canada); Director of CGI, Masco and Sustainable Development Technology Foundation	2,080 ordinary shares

Daniel Lebègue	61	2003	2007	Director of Crédit Agricole, Scor, Technip and Gaz de France; Member of the Supervisory Board of Areva; Chairman of the Institut Français des Administrateurs and Transparency International (France)	500 ordinary shares

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age	Appointed	Expires	Outside of Alcatel	Securities Held

Pierre-Louis Lions	48	1996	2005	Professor at the Collège de France and the Ecole Polytechnique; Chairman of the Conseil Scientifique d’EDF, the Conseil Scientifique du CEA-DAM and Evaluation Commission of INRIA; Member of the Académie des Technologies, the Académie des Sciences, the Academia Europea, the Conseil Scientifique de la Défense, the Société Mathématique de France, the Société de Mathématiques appliquées et industrielles, the American Mathematical Society, the European Mathematical Society, the International Association of Mathematical Physics and the Instituto Lombardo; Consultant to EADS — Launch Vehicles, Paribas and CAI	520 ordinary shares

Thierry de Loppinot	61	1997	2005	Legal counsel at Alcatel’s Head Office; Chairman of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A); Chairman of Formalec; Director of the Société Immobilière Kléber-Lauriston	6,053 ordinary shares 4,424 FCP3A

Peter Mihatsch	64	2002	2005	Chairman of the Supervisory Board of Giesecke and Devrient; Member of the Supervisory Board of Vodafone GmbH and Vodafone — Mobilfunk, ARCOR — Vodafone, Member of the Board of 3i p.l.c.	1,200 ordinary shares

Bruno Vaillant	61	1997	2005	Engineer with Alcatel Space Industries (Information Systems Division); Director of the Caisse de Prévoyance Haussmann; Member of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A); Expert qualified before the Court of Appeals of Toulouse	1,850 ordinary shares 4,761 FCP 3A

Marc Viénot	76	1987	2007	Honorary Chairman and Director of Société Générale; Member of the Supervisory Board of Aventis; Director of Société Générale Marocaine de Banque Ciments Français; Member of the Board of the Association Française des Entreprises Privées; Member of the Supervisory Board of Groupe Barrière	4,950 ordinary shares

(1)	FCP 3A is the unit trust of our employees governed by Article 20 of French law dated December 23, 1988. Our articles of association and bylaws require that two members of our board be employed by us, and that they participate in a FCP at the time of their appointment to our board and during their terms of office as directors.
     The following table sets forth the amount of compensation paid by us during 2004 to each of the individuals who were, during 2004, members of our board of directors, in connection with such person’s service as a director and, if applicable, an executive of Alcatel.

Director	Amount

Daniel Bernard	€61,807
Philippe Bissara	48,060
Frank Blount	43,625
Jozef Cornu(1)	399,926
Philippe Germond(2)	1,505,496
Jean-Pierre Halbron	41,186
David Johnston	43,182
Daniel Lebègue	70,676
Pierre-Louis Lions	45,621
Thierry de Loppinot(3)	144,643
Peter Mihatsch	43,182
Serge Tchuruk(4)	2,303,610
Bruno Vaillant(5)	123,586
Marc Viénot	65,798

(1)	€ 354,305 of this amount consisted of Mr. Cornu’s salary, € 45,621 consisted of directors’ fees and the remainder consisted of benefits in kind.

(2)	€ 1,500,000 of this amount consisted of Mr. Germond’s salary (of which € 750,000 was a bonus) and the remainder consisted of benefits in kind.

(3)	€ 99,022 of this amount consisted of Mr. de Loppinot’s salary and the remainder consisted of director’s fees.

(4)	€ 2,294,490 of this amount consisted of Mr. Tchuruk’s salary (of which € 770,000 was a bonus) and the remainder consisted of benefits in kind.

(5)	€ 77,965 of this amount consisted of Mr. Vaillant’s salary and the remainder consisted of director’s fees.
     The amount of directors’ fees paid for 2004 totaled € 600,000. A portion of the directors’ fees is distributed equally among all directors and a portion is distributed among the members of the board based on the number of board and committee meetings and on attendance at such meetings by the directors. Neither Mr. Tchuruk nor Mr. Germond receives directors’ fees from our company.
      In February 2003, in view of the corporate governance requirements or recommendations contained in the Sarbanes-Oxley Act of 2002, in The New York Stock Exchange’s then proposed revised listing standards and in the AFEP-MEDEF report (a French report relating to corporate governance standards), our board of directors modified its charter and adopted internal regulations governing our board of directors’ functions and the conduct of our directors. In accordance with the provisions of this charter and internal regulations, our board of directors regularly considers the functions of the board and the independence of its members.
      At its meeting held on March 10, 2005, our board of directors evaluated the independence of its members and determined that eight of its members (which represents more than half of the members of the board) are independent under the independence criteria set by the board and those set by The New York Stock Exchange. Such members are Messrs. Bernard, Bissara, Blount, Johnston, Lebègue, Lions, Mihatsch and Viénot.
Senior Management
      The table below sets forth, as of March 31, 2005, the following information for each of our senior executives: name, age, current position with our company and the year in which such person was appointed a member of the Alcatel executive committee.

Name	Age	Current Position and Year Appointed to Executive Committee

Serge Tchuruk	67	Chairman and Chief Executive Officer (1995)
Philippe Germond	48	President and Chief Operating Officer (2003)
Jean-Pascal Beaufret	54	Chief Financial Officer (2002)
Jacques Dunogué	54	Executive Vice President of Alcatel and President of Alcatel Europe and South (2002)
Thomas Edig	43	Senior Vice President of Alcatel and Corporate Human Resources (2002)
Etienne Fouques	56	Executive Vice President of Alcatel and President of Mobile Communications Group (2001)
Olivier Houssin	52	Executive Vice President of Alcatel and President of Private Communications Group (2000)
Mike Quigley	52	Senior Executive Vice President of Alcatel; President of Alcatel North America and President of Fixed Communications Group (2001)
Christian Reinaudo	50	Executive Vice President of Alcatel and President of Alcatel Asia-Pacific (2000)
Ronald Spithill	63	Executive Vice President of Alcatel and Chief Marketing Officer (2000)

      There are no family relationships between any director and senior executive. No director or senior executive was elected or appointed as a result of any arrangement or understanding with any third party. At December 31, 2004, none of our senior executives owned more than one percent of the total outstanding number of our ordinary shares.
Compensation
      For the year ended December 31, 2004, the aggregate amount of compensation, including benefits, that we paid to those persons who were senior executives on December 31, 2004 as a group, for services in all capacities was € 11.6 million. The compensation for senior executives consists of both a base salary and a bonus, which is determined based partly on our performance and partly on the executive’s performance, pursuant to criteria reviewed by the nominating and compensation committee. For 2004, the bonus was based on the improvement in our 2003 income from operations and working capital needs. Of the total compensation paid to our senior executives in 2004, € 7.2 million was paid in base salary and € 4.4 million was paid in bonus, which represents 38% of their total salary. Directors’ fees that senior executives receive from various companies as a result of their employment with us are deducted from their salary. Our directors and senior executives did not exercise any stock options in 2004.
      In 2004, Mr. Tchuruk was paid a base salary of € 1,524,490. This amount has remained unchanged since 2000. A bonus of € 770,000 was paid to Mr. Tchuruk in 2004 with respect to our 2003 fiscal year. Generally, Mr. Tchuruk’s bonus for each fiscal year is set by the board of directors upon a recommendation of the nomination and compensation committee. Such bonus is determined in accordance with a method that is reviewed each year by the board of directors and that takes into account the prospects of growth and prospective results of our Group for the following fiscal year. Mr. Tchuruk’s bonus is paid during the fiscal year following the fiscal year to which the bonus relates, after approval by the shareholders of the financial statements of our Group for the preceding fiscal year. In 2004, the amount of the bonus for fiscal year 2003 was set by our board of directors after considering the performance of Mr. Tchuruk in connection with the recovery of our Group and of our operating income, achieved in a difficult context. On March 10, 2004, Mr. Tchuruk received options for 400,000 ordinary shares at an exercise price of € 13.20 per share, expiring on or prior to March 9, 2012. The options are not exercisable until March 10, 2008. A bonus of € 1,314,873 will be paid to Mr. Tchuruk in 2005 with respect to the year 2004. The amount of this bonus was set by our board of directors in accordance with the method set for 2004, after considering the level of 2004 consolidated net income before goodwill amortization and minority interests. Mr. Tchuruk who, pursuant to his request, did not receive any options under the stock option plan approved by our board of directors at its meeting held on March 10, 2005, stated after this meeting that he intends to invest the total net amount of this bonus in our ordinary shares.
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
      The aggregate amount that we accrued to provide pension, retirement or similar benefits for our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior Management” above, as a group, for 2004 was approximately € 15.8 million.
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
Audit Committee
      Currently, the audit committee consists of three members: Daniel Lebègue, chairman of the committee (served since 2003), Marc Viénot (served since 1995) and Daniel Bernard (served since 1997). David Johnston, who had served since 2001, resigned from the committee during 2004. Our board has determined that each of the members of the audit committee is “independent” under the applicable rules promulgated by the Securities and Exchange Commission and by The New York Stock Exchange. Prior to April 17, 2003, Marc Viénot served as the chairman of the committee. The audit committee reviews all subjects of an accounting or financial nature (including closing of the financial statements, relevance of accounting methods and review of internal audit procedures and plans and external auditors’ independence and fees) and issues opinions on the renewal or appointment of auditors. For more information regarding the audit committee’s policies and procedures for the appointment of outside auditors, see Item 16C. — “Principal Accounting Fees and Services.”
Nomination and Compensation Committee
      The board of directors established the nomination and compensation committee on July 25, 2001. Currently, the nomination and compensation committee consists of three members: Daniel Bernard, chairman of the committee, Philippe Bissara and Frank Blount. Our board of directors has determined that each of the members of the nomination and compensation committee is “independent” as such term is defined under the applicable rules of The New York Stock Exchange. Serge Tchuruk may attend and participate in the meetings of the nomination and compensation committee, but may not be present at any deliberation of the committee that concern him. The nomination and compensation committee is responsible for studying issues related to the composition, organization, and operation of the board of directors and its committees. It also determines procedures governing the nomination of directors and the evaluation of their performance. In addition, the nomination and compensation committee advises the board of directors on issues related to the compensation of corporate officers, including compensation of the Chairman, stock purchase and stock option plans and capital increases reserved for employees.
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

Employees
      As reported, at December 31, 2004, we employed 55,718 people worldwide, primarily in Europe, compared with 60,484 at December 31, 2003 and 75,940 at December 31, 2002. The tables below show the geographic locations in which our employees worked at December 31, 2002, 2003 and 2004 and the business segments in which our employees worked at December 31, 2002, 2003 and 2004 after taking into account the discontinuance of certain of our businesses, as follows: in 2002, our enterprise distribution and micro-electronic businesses; in 2003, our battery and optical components businesses; and in 2004, our optical fiber, mobile phones and electrical power systems businesses. As restated to exclude the employees of all of these discontinued businesses, we employed 56,690 people at December 31, 2003 and 66,481 people at December 31, 2002.

	Fixed	Mobile	Private
	Communications	Communications	Communications	Other

2002	31,342	13,966	20,467	706
2003	23,461	13,355	19,282	592
2004	18,446	15,350	21,367	555

	France	Germany	Rest of Europe	Asia	North America	Rest of World

2002	20,275	7,698	16,788	8,271	9,799	3,650
2003	17,206	6,736	12,502	8,110	8,811	3,325
2004	16,161	5,951	11,918	8,338	8,783	4,567
      Membership of our employees in trade unions varies from country to country. Although differing from country to country, we believe that relations with our employees are satisfactory. The number of temporary workers at December 31, 2004 was 2,102.
Share Ownership
Directors and Senior Executives
      Our articles of association and bylaws provide that each of our directors must own at least 500 shares. As of December 31, 2004, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our ordinary shares.
      Shares. As of March 31, 2005 our directors, including directors who were also senior executives, and other senior executives, as a group, beneficially held an aggregate of 498,685 ordinary shares (including ADSs and FCP 3A interest).
      Options. As of March 31, 2005 our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior management” above, as a group, beneficially owned the following options:

•	for 635,000 ordinary shares granted pursuant to a share purchase plan approved by our board in December 1998 at an exercise price of € 20.52 per share expiring on December 31, 2005;

•	for 1,080,000 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2000 at an exercise price of € 48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,848 ordinary shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2000, at an exercise price of € 48 per share expiring on June 30, 2004 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 15,000 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2000 at an exercise price of € 65 per share expiring on December 31, 2005 or 2007,

depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 998,400 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2001 at an exercise price of € 50 per share expiring on March 6, 2009;

•	for 300 ordinary shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2001, at an exercise price of € 50 per share expiring on June 30, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,201,800 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 18, 2009;

•	for 260 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,341,200 ordinary shares granted pursuant to share subscription plans approved by our board in March 2003 at an exercise price of € 6.70 per share expiring on or prior to March 6, 2011;

•	for 56 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in March 2003, at an exercise price of € 6.70 per share expiring on June 30, 2007 or 2008, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 5,000 ordinary shares granted pursuant to a share subscription plan approved by our chief executive officer in June 18, 2003 at an exercise price of € 7.60 per share expiring on June 17, 2011;

•	for 50,000 ordinary shares granted pursuant to a share subscription plan approved by our chief executive officer in September 1, 2003 at an exercise price of € 9.30 per share expiring on August 31, 2011;

•	for 1,356,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2004 at an exercise price of € 13.20 per share expiring on or prior to March 9, 2012; and

•	for 721,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2005 at an exercise price of € 10 per share expiring on or prior to March 9, 2013.

      During 2004, none of our directors or senior executives exercised any options.
Employee stock options
      At December 31, 2004, there were 118,850,969 options outstanding pursuant to existing share subscription plans and 10,566,000 options outstanding pursuant to existing share purchase plans, each option giving a right to acquire one ordinary share.
      Our board of directors and chief executive officer have granted stock options to specialists, high-potential employees and future executives as well as members of senior management pursuant to the share subscription plans and share purchase plans listed below. In order to maintain in all circumstances the stability of the activities of our group and the personnel that is key to our development, our board of directors has the ability to render outstanding options under our share subscription plans immediately exercisable in the event of a merger pursuant to which Alcatel is merged into another company, a tender offer for our shares or a withdrawal of our shares from public listing (a “going private” transaction), and this regardless of any delay in the vesting of such options provided for in the initial terms of the plans. However, any such acceleration would not apply to stock options held by any member of our board of directors, our chief executive officer or any deputy executive officer, that is, by a “mandataire social”, as such term is defined in French law, who was a “mandataire social” either at the date of the grant of the option or at the date of the decision of the board of directors to accelerate vesting.
      Share Subscription Plans. At our shareholders’ meeting held on April 18, 2002, our shareholders authorized our board of directors to grant options to subscribe for a number of newly issued ordinary shares not to exceed 15% of the total number of outstanding ordinary shares, to our employees and executives.
      The following table sets forth information as at December 31, 2004 with respect to share subscription plans approved by our board of directors:

	Number of
	options		Number of	Number of	Exercise period
	authorized		options	recipients					Exercise
Date of approval of plan	at grant date		outstanding	at grant date	From		To		price

04/17/1997	8,199,500		7,436,500	961	05/01/2002		12/31/2004		€19.27
12/10/1997	367,000		297,000	61	12/11/2002		12/31/2004		€20.95
03/29/2000	15,239,250		13,066,055	3,887	04/01/2003	(1)	12/31/2005	(1)	€48.00
					04/01/2005	(2)	12/31/2007	(2)
03/29/2000	8,905,804	(3)	3,261,660	58,957	07/01/2005	(2)	06/30/2006	(2)	€48.00
12/13/2000	1,235,500		1,021,850	478	12/13/2003	(1)	12/31/2005	(1)	€65.00
					12/13/2005	(2)	12/31/2007	(2)
12/13/2000	306,700		207,741	340	12/13/2001	(4)	12/12/2008		€64.00
					12/13/2004	(2)(4)
03/07/2001	37,668,588		27,928,326	30,790	03/07/2002	(4)	03/06/2009		€50.00
					03/07/2005	(2)(4)
03/07/2001	275,778	(5)	272,220	2,024	07/01/2004	(1)	06/30/2005	(1)	€50.00
					07/01/2005	(2)	06/30/2006	(2)
12/19/2001	27,871,925		20,531,141	25,192	12/19/2002	(4)	12/18/2009		€20.80
					12/19/2005	(2)(4)
12/19/2001	565,800		339,506	521	12/19/2002	(4)	12/18/2009		€9.30
					12/19/2005	(2)(4)
12/19/2001	935,660	(6)	894,630	45,575	01/01/2005	(1)	12/31/2005	(1)	€20.80
					01/01/2006	(2)	12/31/2006	(2)
03/07/2003	25,626,865		21,671,314	23,650	03/07/2004	(1)(4)	03/06/2011	(1)	€6.70
					03/07/2007	(2)(4)	03/06/2011	(2)
03/07/2003	827,348	(6)	809,411	31,600	07/01/2006	(1)	06/30/2007	(1)	€6.70
					07/01/2007	(2)	06/30/2008	(2)
03/10/2004	18,094,315		17,370,250	14,810	03/10/2005	(1)	03/09/2012	(1)	€13.20
					05/10/2008	(2)	03/09/2012	(2)

(1)	Options granted to employees of any of our companies with a registered office outside France.

(2)	Options granted to employees of any of our companies with a registered office in France.

(3)	On March 29, 2000, our board of directors approved a capital increase reserved for employees. In connection therewith, 2,226,451 ordinary shares were issued on June 29, 2000 at a price of € 48 per share, and for each share subscribed, the participant received an option to purchase four additional shares.

(4)	One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(5)	On March 7, 2001, our board of directors approved a capital increase reserved for employees In connection therewith, 91,926 ordinary shares were issued at a price of € 50 per share, and for each share subscribed the participant received an option to purchase three additional shares.

(6)	Options granted to recipients who subscribed to the capital increases of March 2000 and March 2001, and remain our employees.
     On March 10, 2005 our board of directors approved a share subscription plan for 16,756,690 ordinary shares at an exercise price of € 10 per share for 9,470 recipients. The options expire on or prior to March 9,

2013. Options granted to employees of any companies in France are not exercisable during the first four years after grant.
      In 2001, 2002, 2003 and 2004 our Chief Executive Officer approved certain share subscription plans pursuant to authority delegated to him by our board of directors. Pursuant to this delegation of authority, our Chief Executive Officer may grant certain stock subscription options to our, or to our affiliates’, new employees or, under exceptional circumstances, to our or to our affiliates’ existing employees.
      The following table sets forth information as at December 31, 2004 with respect to share subscription plans approved by our chief executive officer:

	Number of
	options	Number of	Number of	Exercise period
	authorized	options	recipients				Exercise
Date of approval of plan	at grant date	outstanding	at grant date	From		To	price

04/02/2001	48,850	12,250	13	04/02/2002	(1)	04/01/2009	€41.00
04/02/2001	2,500	2,500	1	04/02/2002	(1)	04/01/2009	€39.00
06/15/2001	977,410	783,621	627	06/15/2002	(1)	06/14/2009	€32.00
				06/15/2005	(1)(2)
09/03/2001	138,200	106,050	58	09/03/2002	(1)	09/02/2009	€19.00
				09/03/2005	(1)(2)
11/15/2001	162,000	106,000	16	11/15/2002	(1)	11/14/2009	€9.00
				11/15/2005	(1)(2)
02/15/2002	123,620	83,367	37	02/15/2003	(1)	02/14/2010	€17.20
				02/15/2006	(1)(2)
04/02 2002	55,750	35,750	24	04/02/2003	(1)	04/01/2010	€16.90
05/13/2002	54,300	44,581	23	05/13/2003	(1)	05/12/2010	€14.40
				05/13/2006	(1)(2)
06/03/2002	281,000	243,479	176	06/03/2003	(1)	06/02/2010	€13.30
				06/03/2006	(1)(2)
09/02/2002	1,181,050	654,390	226	09/02/2003	(1)	06/01/2010	€5.20
				09/02/2006	(1)(2)
10/07/2002	30,500	13,459	16	10/07/2003	(1)	10/06/2010	€3.20
				10/07/2006	(1)(2)
11/14/2002	111,750	75,993	26	11/14/2003	(1)	11/13/2010	€4.60
				11/14/2006	(1)(2)
12/02/2002	54,050	38,238	16	12/02/2003	(1)	12/01/2010	€5.40
				12/02/2006	(1)(2)
06/18/2003	338,200	299,602	193	06/18/2004	(1)	06/17/2011	€7.60
				06/18/2007	(1)(2)
07/01/2003	53,950	29,526	19	07/01/2004	(1)	06/30/2011	€8.10
				07/01/2007	(1)(2)
09/01/2003	149,400	141,497	77	09/01/2004	(1)	08/31/2011	€9.30
				09/01/2007	(1)(2)
10/01/2003	101,350	71,974	37	10/01/2004	(1)	09/30/2011	€10.90
				10/01/2007	(1)(2)
11/14/2003	63,600	61,600	9	11/14/2004	(1)	11/13/2011	€11.20
				11/14/2007	(1)(2)
12/01/2003	201,850	163,988	64	12/01/2004	(1)	11/30/2011	€11.10
				12/01/2007	(1)(2)
04/01/2004	48,100	40,750	19	04/01/2005	(1)	03/31/2012	€13.10
				04/01/2008	(1)(2)
05/17/2004	65,100	62,550	26	05/17/2008	(1)	05/16/2012	€12.80
				05/17/2005	(1)(2)

	Number of
	options	Number of	Number of	Exercise period
	authorized	options	recipients				Exercise
Date of approval of plan	at grant date	outstanding	at grant date	From		To	price

07/01/2004	313,450	299,950	187	07/01/2005	(1)	06/30/2012	€11.70
				07/01/2008	(1)(2)
09/01/2004	38,450	38,450	21	09/01/2005	(1)	08/31/2012	€9.90
				09/01/2008	(1)(2)
10/01/2004	221,300	221,300	85	10/01/2005	(1)	09/30/2012	€9.80
				10/01/2008	(1)(2)
11/12/2004	69,600	69,600	20	11/12/2005	(1)	11/11/2012	€11.20
				11/12/2008	(1)(2)
12/01/2004	42,900	42,900	11	12/01/2005	(1)	11/30/2012	€11.90
				12/01/2008	(1)(2)

(1)	One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(2)	Options granted to employees of any of our companies with a registered office in France are not exercisable during the first four years after grant.
     Under certain of the share subscription plans described above, options granted to employees of our companies with a registered office in Belgium may become exercisable or vest, as applicable, over a longer period, as in France.
      On January 3, 2005, our Chief Executive Officer approved a share subscription plan for 497,500 ordinary shares at an exercise price of € 11.41 per share for 183 recipients. The options expire on or prior to January 2, 2013.
      Share Purchase Plans. Our share purchase plans are comprised of options to purchase existing, and not newly issued, ordinary shares. If the options are exercised, we will sell the optionees ordinary shares that we had acquired in connection with our buy-back program approved by our board of directors on September 21, 1998 and subject to the annual approval of our shareholders. Under a December 1998 plan, options to purchase up to 11,602,500 ordinary shares were granted with an exercise period from December 9, 2003 to December 31, 2005 at an exercise price of € 20.52. As at December 31, 2004, there were options to purchase up to 10,122,250 ordinary shares outstanding under the December 1998 plan. Our board of directors also approved a share purchase plan in September 1999 and granted options to purchase up to 545,000 ordinary shares with an exercise period from September 8, 2004 to December 31, 2005 and at an exercise price of € 28.40 per share. As at December 31, 2004, there were options to purchase up to 443,750 ordinary shares outstanding under the September 1999 plan. The options granted under the December 1998 and September 1999 plans are exercisable, since the target of consolidated income from operations of at least 6.5% of our total net sales for the year ending December 31, 2000 was achieved.
Option plans for acquired companies
      Option plans of companies that we acquired now provide for the issuance of ordinary shares or ADSs upon exercise of options granted under such plans, in lieu of the issuance of shares of the acquired companies. Except in the case of Astral Point, Telera, Imagic TV, TiMetra and Spatial Communications Technologies Inc. we will not issue new ordinary shares (or consequently, ADSs) to satisfy these options, but rather, will use outstanding ADSs. In addition, Alcatel USA, Inc. has also adopted share purchase plans for executives and employees of U.S. and Canadian companies. In total, options to purchase up to 11,142,851 ADSs or ordinary shares were outstanding as of December 31, 2004 under the assumed stock option plans and the share purchase plans of Alcatel USA, Inc. The following table sets forth information as of

December 31, 2004 with respect to option plans of our acquired companies and the share purchase plans of Alcatel USA, Inc.

	Outstanding Options				Exercisable Options

			Weighted
	Exercise price	Number	remaining	Weighted	Amount	Weighted
	(giving right to	outstanding	exercise	average	exercisable	average
	one ordinary	at	period	exercise	at	exercise
Company	share or ADS)	12/31/2004	(years)	price	12/31/2004	price

Packet Engines	0.29-0.86 USD	14,372	2.89	0.50	14,372	0.50
Xylan	0.05-18.14 USD	1,897,842	3.02	8.60	1,897,842	8.60
Internet Devices, Inc	0.26-1.17 USD	26,480	3.83	0.89	26,480	0.89
DSC	16.57-44.02 USD	110,150	1.24	30.76	110,150	30.76
Genesys	0.01-41.16 USD	3,407,778	4.26	20.70	3,407,778	20.70
Newbridge	11.72-52.48 USD	389,110	0.26	42.55	389,110	42.55
Astral Point	0.29-58.71 EUR	254,395	6.33	16.83	253,363	16.84
Telera	0.43-6.36 EUR	188,605	5.23	5.23	173,042	5.13
Imagic TV	2.84-64.68 EUR	130,372	2.55	15.40	95,694	17.59
TiMetra	0.53-7.97 EUR	2,172,909	5.83	5.31	1,069,286	3.80
Spatial Communications Technologies Inc.	0.24-9.1 EUR	1,563,396	8.97	4.48	408,532	2.92
Alcatel USA Inc.	21.40-84.88 USD	11,142,851	5.19	53.89	11,117,069	53.92

Total number of options		21,298,260			18,962,718

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      At December 31, 2004, to our knowledge, no shareholder (other than Caisse des Dépôts et Consignations, whose ownership interest is set forth in the table below) beneficially owned 5% or more of either our ordinary shares.
      The table below lists our principal shareholders as of December 31, 2004:

Principal Shareholders	Capital	Voting Rights

Caisse des Dépôts et Consignations	5.22%	5.37%
Employee Investment Fund (FCP 3A)	1.95%	3.34%
Société Générale Group	0.89%	1.49%
Shares held by Alcatel subsidiaries	1.94%	—
Treasury Stock	2.98%	—
Public	87.01%	89.80%

Total	100%	100%

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
      The number of ordinary shares held by the Caisse des Dépôts et Consignations Group (the “CDC Group”) as of December 31, 2002, December 31, 2003 and December 31, 2004 was, 73,761,473, 74,340,807 and 68,100,807, respectively.

      According to Amendment Number 3 to a Schedule 13G filed with the SEC on February 14, 2005, Brandes Investment Partners, LLC was, as of December 31, 2004, the beneficial owner of 44,204,964 ADSs and 60,078,199 ordinary shares, representing 8% of our capital. Brandes Investment Partners, LLC is an investment adviser registered under the Investment Advisers Act of 1940. The ordinary shares and ADSs owned by Brandes Investment Partners, LLC are included in the line item “Public” in the table above.
      As of December 31, 2004, 134,921,247 ADSs were outstanding in the United States, representing approximately 10.3% of the total outstanding ordinary shares. At such date, the number of registered ADS holders in the United States was 3,326.
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
Legal matters
      In addition to legal proceedings incidental to the conduct of our business (including employment-related collective actions in France and the U.S.), which our management believes are adequately reserved against in our financial statements or will not result in any significant costs for us, we are involved in the following legal proceedings:
      France Telecom. Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the Transmission division and in 1992 in the Switching division (which are now the part of the Fixed Communications segment).
      We entered into two settlement agreements with France Telecom, one in 1993, in relation to the Transmission division, and the other in May 2004, in relation to the Switching activity and the financial impact of which has been fully reserved in our December 31, 2004 financial statements. In the context of the latter settlement, France Telecom acknowledged that the parties’ dispute on pricing did not involve fraud by Alcatel CIT.
      In April 1999, we learned that the criminal investigation had been extended to determine whether our corporate funds as well as those of Alcatel CIT had been misused. As a consequence, both Alcatel CIT and we have filed civil complaints to preserve our respective rights in this respect.
      In January 2000, the investigating magistrate declared his investigation closed on the alleged “overbillings”. Since then, there have been several procedural developments on this matter, including appeals relating to the closing of the investigation phase by several indicted defendants. It is unlikely that the investigating magistrate will be able to close his investigation before June of 2005 at the earliest.

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
      On November 18, 2002, a consolidated amended class action complaint was filed in the consolidated action by certain plaintiffs designated by the Court as “lead plaintiffs.” The complaint purports to bring claims on behalf of the lead plaintiffs and a class of persons consisting of (i) all persons who acquired Class O shares in or traceable to the initial public offering of ADSs conducted by us in October 2000, (ii) all persons who purchased Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001, and (iii) all persons who purchased Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought is not specified.
      We are defending this action vigorously and deny any liability or wrongdoing with respect to this litigation. We filed a motion to dismiss this action on January 31, 2003, and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint.
      Costa Rica. Beginning in early October 2004, reports have been published, primarily in the Costa Rican media, regarding payments alleged to have been made by consultants on behalf of Alcatel de Costa Rica to various state and local officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state owned telephone company, in connection with the procurement of one or more contracts for network equipment and services from ICE. Upon learning of these allegations, we immediately commenced and are continuing an investigation into this matter.
      In Costa Rica and other countries, we retain consultants to assist us with our local operations and contracts. Our contracts with persons through whom we deal locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, Alcatel has a strict Statement of Business Practice (a copy of which is available on our web site, www.alcatel.com, under the heading Sustainable Development — Values and Charters) that imposes the highest standards of legal and ethical conduct on our employees. We rigorously enforce this Statement of Business Practice across the entire company and, when violations occur, we take prompt and appropriate action against the persons involved.
      Alcatel has terminated the employment of the president of Alcatel de Costa Rica and a vice president-Latin America of a French subsidiary. We are also in the process of pursuing criminal actions against the former president of Alcatel de Costa Rica, the local consultants and the employee of the French subsidiary based on our suspicion of their complicity in an improper payment scheme and misappropriation of funds. The contracts with the local consultants were limited to the specific projects involved and are no longer in effect or have been terminated, and any payments due under those contracts have been suspended. Our internal investigation is continuing.
      We contacted the United States Securities and Exchange Commission and the United States Department of Justice and informed them that Alcatel will cooperate fully in any inquiry or investigation into these matters. The SEC is conducting an inquiry into the allegations. If the Department of Justice or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against us. Neither the Department of Justice nor the SEC has informed us what action, if any, they will take.
      Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Attorney General and the Costa Rican National Congress. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the tarnishment to the reputation of ICE resulting from these events. The amount of damages sought by these lawsuits has not yet been specified. We intend to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.
      We are unable to predict the outcome of these investigations and civil lawsuit and their effect on our business. If the Costa Rican authorities conclude criminal violations have occurred, Alcatel may be banned from participating on public contracts within Costa Rica for a certain period and fines or penalties may be imposed on us, in an amount which we are not able to determine at this time. We expect to generate approximately € 9 million in revenue from Costa Rican contracts in 2005. Based on the amount of revenue received from these contracts, we do not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel as whole. However, these events may have a negative impact on the image of our company in Latin America.
      Taiwan. Certain employees of Alcatel Taisel, the 60%-owned Taiwanese subsidiary of Alcatel, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axel counter supply contract awarded to Alcatel Taisel by Taiwan Railways in 2003. The amount of the contract that is the subject of the inquiry is € 20.2 million. It has been alleged that persons in Alcatel Taisel and Siemens Taiwan and subcontractors hired by them were involved in a bid rigging and payment arrangement for the Taiwan Railways contract.
      Upon learning of these allegations, we immediately commenced and are continuing an investigation into this matter. We terminated the former president of Alcatel Taisel. A director of international sales and marketing development of a German subsidiary who was involved in the Taiwan Railways contract has resigned and is under ongoing investigation by the Taiwanese authorities.
      On February 21, 2005, the former president of Alcatel Taisel and Alcatel Taisel were indicted for violation of the Taiwanese Government Procurement Act. If the former country senior officer is found guilty of the allegations in the indictment, Alcatel Taisel may be banned from participating in governmental contracts within Taiwan for a certain period and fines or penalties may be imposed on us, in an amount not to exceed € 25,000. As a group, we expect to generate approximately € 80 million in all or part of this revenue from Taiwanese contracts in 2005. Based on the amount of revenue received from these contracts, we do not believe a loss of business in Taiwan would have a material adverse effect on Alcatel as whole.
      Effect of the investigations. We reiterate that our policy is to conduct our business with transparency, and in compliance with all laws and regulations, both locally and internationally. We will fully cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.
      Although it is not possible at this stage of the investigations and cases to predict their outcome with certainty, we do not believe that the ultimate outcome of these proceedings will have a material adverse effect on our consolidated financial position or results from our operations. We are not aware of any other proceedings that would or may have a significant effect on our activities, financial position or assets.
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
      No dividends for 2004. On February 3, 2005, we announced that our board of directors will propose a resolution at our 2005 shareholders’ meeting approving the board of directors’ recommendation that no dividends be paid on our ordinary shares and ADSs with respect to 2004.

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
      Since February 18, 2005, Premier, Second and Nouveau Marchés of Euronext Paris merged to create one market, Eurolist by Euronext. Prior to this change, our ordinary shares were traded on the Premier Marché. All shares and bonds are now traded on the same market and listed alphabetically.
      The principal trading market for our ordinary shares is the Eurolist. Our ordinary shares have been traded on the Euronext Paris SA since June 3, 1987. The ordinary shares are also listed on Euronext Amsterdam, Antwerp, Basle, Euronext Brussels, Frankfurt, Geneva, Tokyo and Zurich exchanges and are quoted on SEAQ International in London. In addition, our ADSs have been listed on The New York Stock Exchange since May 1992.
      The following table sets forth, for the periods indicated, the high and low prices on the Euronext Paris SA for our ordinary shares:

	Price per share

	High	Low

2000(1)	€97.15	€39.10
2001	72.35	11.34
2002	21.62	2.05
2003	11.89	4.16
First Quarter	7.59	4.16
Second Quarter	8.54	6.10
Third Quarter	11.89	7.56
Fourth Quarter	11.67	9.89
2004	14.82	8.77
First Quarter	14.82	10.25
Second Quarter	14.10	10.88
Third Quarter	12.86	8.77
Fourth Quarter	12.38	9.49

	Price per share

	High	Low

2005
January	11.70	10.38
February	11.32	9.36
March (through March 30, 2005)	10.27	9.40

(1)	Adjusted to reflect a five-for-one stock split effective May 22, 2000.
Trading in the United States
      The Bank of New York serves as the Depositary with respect to the ADSs traded on The New York Stock Exchange. Each ADS represents one ordinary share.
      The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for the ADSs:

	ADS
	price per share

	High	Low

2000(1)	$86.25	$37.00
2001	66.94	10.53
2002	19.14	2.02
2003	13.68	4.60
First Quarter	8.09	4.60
Second Quarter	10.15	6.81
Third Quarter	13.25	8.28
Fourth Quarter	13.68	11.78
2004	18.32	10.76
First Quarter	18.32	13.06
Second Quarter	17.08	13.09
Third Quarter	15.30	10.76
Fourth Quarter	16.20	11.98
2005
January	15.75	13.42
February	14.70	12.20
March (through March 30, 2005)	13.55	12.19

(1)	A five-for-one stock split and a change in the ratio of ordinary shares to ADSs was effective as of May 22, 2000.

Item 10.	Additional Information
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
      Our articles of association and bylaws provide that the board of directors is responsible for managing the company. In accordance with article 17 of our articles of association and bylaws, the board of directors has the discretion to determine whether the management of the company will be performed by the chairman of the board of directors or by a chief executive officer. On April 24, 2002 and on April 17, 2003, our board of directors determined that Mr. Tchuruk will exercise the functions of both the chairman of the board of directors and the chief executive officer.
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
      The retirement age for the chief executive officer is 68. As noted above (see “Director Issues — General”), currently the chief executive officer is also the chairman of the board of directors. We will submit for approval at our next shareholders’ meeting a resolution to the effect that, in the event in the future our board of directors decides to separate the function of chairman of the board from that of chief executive officer, then the maximum age for holding the chairmanship of the board will be 70.
Description of Ordinary Shares
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
      Holdings exceeding certain percentages. Under French law, any individual or entity, acting alone or in concert with others, who becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of our outstanding share capital or voting rights (including through ADSs), or whose holding subsequently falls below any of these thresholds, must notify us of the number of ordinary shares it holds within five trading days of the date the relevant threshold was crossed. The individual or entity must also notify the French stock exchange and securities regulator (Autorité des marchés financiers) within five trading days of the date the threshold was crossed.
      In addition, our articles of association and bylaws provide that any individual or entity which at any time owns, directly or indirectly, a number of shares equal to or more than 0.5%, or any multiple thereof up to and including 2.5%, of our issued share capital, or whose holding falls below any of these thresholds, must within fifteen days of exceeding this threshold, notify us by letter, fax or telex of the total number of each class of shares owned. Failure to provide timely written notice to us may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.
      We will submit a resolution for approval at our next shareholders’ meeting increasing the ownership reporting threshold set forth in our articles of association and bylaws from 0.5% to 2% of our issued share capital and requiring that once this threshold is reached, every further increase of 1% also be reported. In addition, we will propose to shorten the notification deadline to five trading days, to make it consistent with the deadline imposed by French law.
      French company law and the regulations of the French stock exchange and securities regulator impose additional reporting requirements on any person or persons acting alone or in concert who acquire more than 10% or 20% of our share capital or voting rights. An acquiror exceeding those thresholds must file a statement with us, the French securities regulator and stock exchange regulator. The notice must specify the acquirer’s intentions for the 12-month period following the acquisition of its 10% or 20% stake, including whether or not it intends to (1) increase its stake, (2) acquire a controlling interest in us or (3) seek the election of nominees to our board of directors. The statement must be filed within 10 trading days after the date either of these thresholds was crossed. The statement is published by the French stock exchange and securities regulator. Similar reporting requirements must be complied with if the acquiror’s intentions have changed due to material events.
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
      Charges of The Bank of New York. The Bank of New York will charge ADR holders the following fees and expenses:

•	fees for the registration of ADRs, the transfer, splitting-up or combination of ADRs, and the delivery of dividends, distributions or rights;

•	taxes and other governmental charges;

•	cable, telex, facsimile transmission and delivery expenses;

•	expenses of conversions of foreign currency into U.S. dollars; and

•	a fee of $5.00 (or less) per each 100 ADSs (or portion thereof) for the execution and delivery of ADRs and for the surrender of ADRs and withdrawal of deposited securities.
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
Taxation of Dividends
      Withholding Tax and Tax Credit. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they historically were entitled to a tax credit, known as the avoir fiscal tax credit. However, the French Finance Law of 2004 eliminated the avoir fiscal mechanism and the related précompte mechanism. The avoir fiscal tax credit is no longer available for dividends paid after January 1, 2004 to corporate shareholders and after January 1, 2005 to individual shareholders.
      To compensate for the abolition of the avoir fiscal, for dividends paid as from January 1, 2005, French resident individuals will be subject to taxation on only 50 percent of the dividends received by them from both French and foreign companies. This “half-base” system will apply to any dividend distributed by a company that is subject to corporation tax or an equivalent tax and that is located in an EU member state or a country that has signed a tax treaty with France.
      In addition, French resident individuals will receive a tax credit equal to 50 percent of the dividends (which we refer to as the Tax Credit), capped at €115 for single individuals or married persons subject to separate taxation and € 230 for married couples and members of a union agreement subject to joint taxation.
      However, in February 2005, we announced that our board of directors will propose a resolution at our 2005 shareholders’ meeting approving the board of directors’ recommendation that no dividends be paid on the ordinary shares and ADSs with respect to our 2004 fiscal year.
      French companies normally must deduct a 25% French withholding tax from dividends paid to nonresidents of France. Under the Treaty, this withholding tax is reduced to 15% if your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.
      If your ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France, we will withhold tax from your dividend at the reduced rate of 15%, provided that you (i) complete the French Treasury Form entitled “Certificate of Residence” which establishes that you are a resident of the U.S. under the Treaty, (ii) have it certified either by the Internal Revenue Service or the financial institution that is in charge of the administration of the ordinary shares or ADSs, and (iii) send it to us before the date of payment of the dividend.
      If you have not completed and sent the “Certificate of Residence” before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of any excess withholding tax in accordance with the following procedures.

1.	If you are an “eligible” U.S. holder as defined below, you must complete French Treasury Form RF1 A EU-No. 5052, entitled “Application for Refund of French Taxes on Dividends Entitled to the Tax Credit,” and send it to us early enough to enable us to file it with the French tax authorities before December 31st of the year following the year during which the dividend is paid.

2.	If you are not an “eligible” U.S. holder but nonetheless qualify as a resident of the United States under the Treaty, you must complete French Treasury Form RF1 B EU-No. 5053, entitled “Application for Refund of French Taxes on Dividends where the Recipient is not Entitled to the Tax Credit,” and send it to us early enough to enable us to file it with the French tax authorities before December 31st of the year following the year during which the dividend is paid.

      You are “eligible” if any one of the following four points applies to you:

1.	You are an individual or other noncorporate holder that is a resident of the United States for purposes of the Treaty;

2.	You are a U.S. corporation, other than a regulated investment company;

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
      You can obtain the certificate, the forms and their respective instructions from the Depositary, the Internal Revenue Service or the French Centre des Impôts des non-résidents the address of which is 9 rue d’Uzès, 75094 Paris Cedex 2, France. If you are a U.S. holder of ADSs, the Depositary will file your completed certificate or form as long as you deliver it to the Depositary within the time period specified in the distribution to registered U.S. holders of ADSs.
      Any French withholding tax refund is generally expected to be paid within 12 months after you file the relevant French Treasury Form. However, it will not be paid before January 15, following the end of the calendar year in which the related dividend is paid.
      Prior to the French tax reform described above, an “eligible” U.S. individual holder could also claim the avoir fiscal tax credit (net of applicable withholding tax) in addition to the reduced rate of withholding tax. Instead, qualifying nonresident individuals who were previously entitled to a refund of the avoir fiscal tax credit may benefit, under the same conditions as for the avoir fiscal tax credit, from a refund of the Tax Credit (net of applicable withholding tax). Thus, if you are an “eligible” U.S. individual holder, you may be entitled to a refund of the Tax Credit (less a 15% withholding tax), provided that you are subject to U.S. federal income tax on the Tax Credit and the related dividend. The French tax authorities have not issued guidance with respect to the refund of the Tax Credit to nonresident individuals, but have claimed that such refund, if possible, may likely entail compliance with cumbersome formalities.
      U.S. holders that are legal entities, pension fund or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury.
      For U.S. federal income tax purposes, the gross amount of any distribution (including any related Tax Credit) will be included in your gross income as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include this amount in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends paid by us will not give rise to any dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income).
      For tax years beginning before January 1, 2009, a maximum U.S. federal income tax rate of 15% will apply to dividend income received by an individual (as well as certain trusts and estates) from a U.S. corporation or from a “qualified foreign corporation” provided certain holding period requirements are met. A non-U.S. corporation (other than a foreign personal holding corporation, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares, or an American Depositary Receipt in respect of such shares (which would include the ADSs), is considered readily tradable on an established securities market if it is listed on an established securities market in the United States such as the New York Stock Exchange. Information returns reporting dividends paid to U.S. persons will identify the amount of dividends eligible for the reduced tax rates.
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
      French withholding tax imposed on the dividends you receive on your ordinary shares or ADSs at 15% under the Treaty is treated as payment of a foreign income tax eligible for credit against your federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your ordinary shares or ADSs generally will constitute “passive” income (or, for some holders, foreign source “financial services” income). Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of your income and deductions. Alternatively, you may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.
      The Précompte Tax. For taxable years ending before January 1, 2005, a French company is required to pay an equalization tax known as the précompte tax to the French tax authorities if it distributes dividends out of:

•	profits which have not been taxed at the ordinary corporate income tax rate, or

•	profits which have been earned and taxed more than five years before the distribution.
      The amount of the précompte tax is equal to 50% of the net dividend before withholding tax.
      Under the French Finance Law of 2004, distributions made by French companies from 2005 on will no longer be subject to the précompte tax. However, an exceptional levy of 25% will be imposed on distributions of untaxed earnings paid in 2005. Although the base for the exceptional levy will be the same as that for the précompte tax, the levy will apply to all distributions of earnings, including exceptional distributions from company reserves. The exceptional levy will not be refundable to shareholders.
      Distributions made from 2006 on will not give rise to précompte tax or the exceptional levy.
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
      In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the ordinary shares or ADSs. Any gain or loss will generally be U.S. source gain or loss. If you are a noncorporate holder, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet certain minimum holding periods. Long-term capital gains realized upon a sale or other disposition of the ordinary shares or ADSs before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%.
Transfer Tax on Sale of Ordinary Shares or ADSs
      A 1% transfer tax capped at € 3,049 per transfer applies to certain transfers of ordinary shares or ADSs in French corporations. As from January 1, 2006, the rate will be increased to 1.10% and the cap will be increased to € 4,000. The transfer tax does not apply to transfers of ordinary shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, you should not be liable to pay the transfer tax on the sale or disposition of your ordinary shares or ADS provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.
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
      (a) We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alcatel to disclose material information otherwise required to be set forth in our reports. Also, as disclosed in Item 8 of this report and Note 34 to our consolidated financial statements, we noted some internal control weaknesses with respect to certain foreign operations, which may involve the U.S. Foreign Corrupt Practices Act. We believe these deficiencies do not have a material impact on our financial results. We have taken actions which our management believes will enhance our controls in these and other foreign operations.
      (b) Other than as noted in (a) above, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert
      Our board of directors has determined that Daniel Lebègue is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the Securities and Exchange Commission and the New York Stock Exchange.

Item 16B.	Code of Ethics
      On February 4, 2004, our board of directors adopted a Code of Ethics for Senior Financial Officers that applies to our chief executive officer and president, chief operating officer, chief financial officer and corporate controller. A copy of our Code of Ethics for Senior Financial Officers has been posted on our Internet website, http://www.alcatel.com. This Code of Ethics is in addition to our statement on business practices which also applies to our senior financial officers (see Item 6 — “Directors, Senior Management and Employees — Statement on Business Practices, Ethics Committee and Code of Ethics”).

Item 16C.	Principal Accounting Fees and Services

Fees and Services.
      Under French law, we are required to have two auditors, and we have appointed Barbier Frinault & Autres (Ernst & Young) and Deloitte & Associés to act in that capacity. These firms received approximately 98% of the total audit fees that we and our consolidated subsidiaries paid during 2004.
      The table below summarizes the audit fees paid by us and our consolidated subsidiaries during each of 2004 and 2003. Fees paid by our non-consolidated subsidiaries are not reflected in this table, and represent less than 5% of our total audit fees.

	2004				2003

			Barbier Frinault				Barbier Frinault
			& Autres				& Autres
	Deloitte & Associés		(Ernst & Young)		Deloitte & Associés		(Ernst & Young)

	Amount	%	Amount	%	Amount	%	Amount	%

	(in thousands of euros)
Audit Fees
Audit Fees	€5,162	70.4%	€3,506	58.3%	€5,288	79.1%	€3,959	50.1%
Audit-Related Fees(1)	1,041	14.2%	2,090	34.7%	890	13.3%	2,819	35.7%

Subtotal	6,203	84.5%	5,597	93.0%	6,178	92.4%	6,778	85.8%
Other Services
Tax Fees(2)	967	13.2%	342	5.7%	366	5.5%	1,040	13.2%
All Other Fees(3)	167	2.3%	77	1.3%	143	2.1%	79	1.0%

Subtotal	1,134	15.5%	419	7.0%	509	7.6%	1,119	14.2%

Total	7,337	100.0%	6,015	100.0%	6,687	100.0%	7,897	100.0%

(1)	“Audit-related fees” are fees generally related to due diligence investigations, audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, and to other assignments relating to internal accounting functions and procedures.

(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee tax services.

(3)	“All other fees” are principally fees related to information technology and training and support services.
     Audit Committee’s pre-approval policies and procedures.
      The audit committee of our board of directors chooses and engages our independent auditors to audit our financial statements, subject to the approval of our shareholders.
      According to the audit and non-audit pre-approval policy implemented in 2003, the audit committee gives its approval before engaging our auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve various audit and non-audit services that may be performed by our auditors. In addition, in approving non-audit services in advance, the audit committee limits the aggregate amount of fees our auditors may receive under the pre-approval policy for non-audit services in a given year; services generating fees in excess of such aggregate amount require specific approval.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committee
      Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      At our annual meeting of shareholders held on June 4, 2004, our shareholders approved a resolution authorizing us, prior to the annual shareholders’ meeting to be held in 2005 and at the discretion of our board of directors, to purchase our shares and to hold up to 10% of our share capital. This resolution superseded a similar resolution approved by our shareholders at the annual shareholders’ meeting held in 2003. Although such authorizations were in place, during 2004 neither we nor any of our subsidiaries purchased any of our shares. As of December 31, 2004, we held directly 25,343,255 of our ordinary shares, and our subsidiaries held a total of 38,964,778 of our ordinary shares.

PART III

Item 17.	Financial Statements
      See Item 18.

Item 18.	Financial Statements
      The following consolidated financial statements of Alcatel, together with the report of Deloitte & Associés for the years ended December 31, 2002, 2003 and 2004, are filed as part of this annual report.
      All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

Item 19.	Exhibits
      1.1   Statuts (Articles of Association and By-Laws) of Alcatel (English translation) (incorporated by reference to Alcatel’s Report of Foreign Issuer on Form 6-K filed October 14, 2004).
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
      8.    List of subsidiaries (see Note 35 to Alcatel’s consolidated financial statements).
      10.1 Consent of Independent Registered Public Accounting Firm.
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

Name: Jean-Pascal Beaufret
Title: Chief Financial Officer
March 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Alcatel:
      We have audited the accompanying consolidated balance sheets of Alcatel and its subsidiaries (the “Group”) as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, cash flows and change in stockholders’ equity, for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alcatel and its subsidiaries as of December 31, 2004, 2003 and 2002 and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in France.
      Without qualifying the conclusion expressed above, we draw attention to the changes in accounting principles under French Generally Accepted Accounting Principles described in Note 1 and 31 to the consolidated financial statements that relate to:

•	the application as of January 1, 2004 of new consolidation rules for Special Purposes Entities, as introduced by the “Loi de Sécurité Financière” in France;

•	the adoption as of January 1, 2004 of the “Conseil National de la Comptabilité” recommendation 2003-R01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to apply the accounting principles set forth in IAS 19, Employee Benefits;

•	the application as of January 1, 2002 of the “Regulation 00-06 on liabilities”.
      Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 37 to 40 to the consolidated financial statements.

Deloitte & Associés
Neuilly-sur-seine, France
March 30, 2005

ALCATEL AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	Note	2004(a)	2004	2003*	2002(b)

		(in millions except per share information)
Net sales	(3)	16,604	€12,265	€12,513	€16,547
Cost of sales	(4)	(10,411)	(7,690)	(8,415)	(12,186)

Gross profit	(4)	6,193	4,575	4,098	4,361
Administrative and selling expenses		(2,721)	(2,010)	(2,173)	(2,862)
R&D costs	(4)	(2,148)	(1,587)	(1,593)	(2,226)

Income (loss) from operations	(3)	1,324	978	332	(727)
Interest expense on notes mandatorily redeemable for shares	(23)	(60)	(44)	(47)	(1)
Financial income (loss)	(5)	(179)	(132)	(242)	(1,018)
Restructuring costs	(25)	(411)	(304)	(1,314)	(1,474)
Other revenue (expense)	(7)	493	364	120	(830)

Income (loss) before amortization of goodwill and taxes		1,167	862	(1,151)	(4,050)
Income tax	(8)	(12)	(9)	(82)	19
Share in net income of equity affiliates and disposed of or discontinued operations	(6)	(132)	(97)	(113)	(107)

Consolidated net income (loss) before amortization of goodwill and purchased R&D		1,023	756	(1,346)	(4,138)
Amortization of goodwill	(10)	(552)	(408)	(407)	(447)
Exceptional amortization of goodwill	(10)	—	—	(171)	(142)
Purchased R&D		(1)	(1)	—	—
Minority interests		(90)	(66)	(20)	(18)

Net income (loss)		380	281	(1,944)	(4,745)

Ordinary Shares(c)
Basic earnings per share	(9)	0.28	0.21	(1.46)	(3.99)
Diluted earnings per share	(9)	0.28	0.21	(1.46)	(3.99)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.3538 on December 31, 2004.

(b)	These are the company’s historical results. In order to make comparisons easier, restated income statements for 2003 and 2002 are presented in note 2 to take into account the disposals of the optical components business, the Saft group and the optical fiber, mobile phone and electrical power systems businesses.

(c)	Net (loss) per share for 2002 has been restated to take into account the conversion of Class O shares into ordinary shares, on a one-for-one basis, as approved at the shareholders’ meeting of April 17, 2003, and the changes made to IAS 33 in December 2003.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
ASSETS

	Note	2004(a)	2004	2003	2002

		(in millions)
Goodwill, net	(10)	4,855	3,586	€3,839	€4,597
Other intangible assets, net	(11)	537	397	284	312

Intangible assets, net		5,392	3,983	4,123	4,909

Property, plant and equipment	(12)	6,565	4,849	6,317	8,236
Depreciation	(12)	(4,993)	(3,688)	(4,817)	(5,737)

Property, plant and equipment, net	(12)	1,572	1,161	1,500	2,499

Share in net assets of equity affiliates and net assets and liabilities of disposed of or discontinued operations	(13)	615	454	391	306
Other investments and miscellaneous, net	(14)	701	518	822	975

Investments and other financial assets		1,316	972	1,213	1,281

TOTAL FIXED ASSETS		8,280	6,116	6,836	8,689

Inventories and work in progress, net	(15) and (16)	2,067	1,527	1,432	2,329

Trade receivables and related accounts, net	(15) and (17)	4,765	3,520	3,364	4,716
Other accounts receivable, net	(18)	3,757	2,775	3,231	4,037

Accounts receivable, net		8,522	6,295	6,595	8,753

Short term investments		661	488	45	258
Marketable securities, net	(19)	2,712	2,003	1,590	458	(b)
Cash, net		3,531	2,608	4,634	5,393

Cash and cash equivalents		6,243	4,611	6,224	5,851	(b)

Short term investments and cash and cash equivalents		6,903	5,099	6,269	6,109

TOTAL CURRENT ASSETS		17,493	12,921	14,296	17,191

TOTAL ASSETS		25,773	19,037	21,132	25,880

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.

(b)	The total cash and cash equivalents at December 31, 2002 included, within marketable securities, listed securities amounting to € 44 million. Excluding listed securities, cash and cash equivalents amounted to € 5,807 million, which corresponds to the total of the cash and cash equivalents at the end of the period as indicated in the consolidated statements of cash flows. In 2003 and 2004, those € 44 million of listed securities are included in short term investments.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
LIABILITIES AND SHAREHOLDERS’ EQUITY

		2004(a)	2004		2003	2002

		After	Before	After	After	After
	Note	Appropriation	Appropriation		Appropriation	Appropriation

		(in millions)
Capital stock (€ 2 nominal value: 1,305,455,461 ordinary shares issued at December 31, 2004, 1,284,410,224 ordinary shares issued at December 31, 2003 and 1,239,193,498 Class A shares and 25,515,000 Class O shares issued at December 31, 2002)		3,535	€2,611	€2,611	€2,569	€2,529
Additional paid-in capital		10,503	7,758	7,758	7,562	21,602
Retained earnings		(6,825)	(5,041)	(4,760)	(4,855)	(17,107)
Cumulative translation adjustments		(861)	(636)	(636)	(518)	(283)
Net income (loss)		380	281	—	—	—
Less treasury stock at cost		(2,173)	(1,605)	(1,605)	(1,728)	(1,734)

SHAREHOLDERS’ EQUITY	(20)	4,559	3,368	3,368	3,030	5,007

MINORITY INTERESTS	(21)	509	376	376	363	343

OTHER EQUITY
Notes mandatorily redeemable for shares	(22)	873	645	645	645	645

Accrued pension and retirement obligations	(23)	1,549	1,144	1,144	1,010	1,016
Other reserves	(24)	3,084	2,278	2,278	3,049	3,301

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,633	3,422	3,422	4,059	4,317

Convertible bonds		1,384	1,022	1,022	1,022	—
Bonds and notes issued		3,712	2,742	2,742	3,782	5,325
Other borrowings		806	595	595	489	458

TOTAL FINANCIAL DEBT	(25)	5,902	4,359	4,359	5,293	5,783

(of which medium and long-term portion)		4,499	3,323	3,323	4,410	4,687

Customers’ deposits and advances	(14) and (27)	1,576	1,164	1,164	1,181	1,482
Trade payables and related accounts	(14)	4,549	3,360	3,360	3,617	4,162
Debts linked to bank activity	(28)	142	105	105	224	246
Other payables	(29)	3,030	2,238	2,238	2,720	3,895

TOTAL OTHER LIABILITIES		9,297	6,867	6,867	7,742	9,785

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,773	19,037	19,037	21,132	25,880

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004(a)	2004	2003(c)	2002

	(millions)
Cash flows from operating activities
Net income (loss)	380	281	€(1,944)	€(4,745)
Minority interests	89	66	20	18
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
— Depreciation and amortization, net	600	443	605	1,010
— Amortization and depreciation of goodwill and purchased R&D	552	408	577	589
— Net allowances in reserves for pension obligations, net	(51)	(38)	(7)	(3)
— (Utilization) and increase/(reversal) of other reserves, net	(796)	(588)	54	1,358
— Net (gain) loss on disposal of non-current assets	(475)	(351)	(104)	(287)
— Share in net income of equity affiliates and disposed of or discontinued operations (net of dividends received)	158	117	126	188

Net cash provided (used) by operating activities before changes in working capital	457	338	(673)	(1,872)

Net change in current assets and liabilities:
— Decrease (increase) in inventories	(208)	(154)	478	2,000
— Decrease (increase) in accounts receivable	(313)	(231)	1,264	3,436
— Decrease (increase) in advances and progress payments	11	8	33	110
— Increase (decrease) in accounts payable and accrued expenses	122	90	(404)	(1,084)
— Increase (decrease) in customers’ deposits and advances	(172)	(127)	(206)	(173)
— Increase (decrease) in other receivables and debts	(288)	(213)	(48)	306

Net cash provided (used) by operating activities(1)	(391)	(289)	444	2,723

Cash flows from investing activities
Proceeds from disposal of fixed assets	295	218	457	280
Capital expenditures	(514)	(380)	(253)	(490)
Decrease (increase) in loans(2)	754	557	207	(839)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(278)	(205)	(107)	(193)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	486	359	195	813
Decrease (increase) in short term investments	(600)	(443)	257	177
Disposed of or discontinued operations(b)	(334)	(247)	(56)	—

Net cash provided (used) by investing activities	(191)	(141)	700	(252)

Net cash flows after investment	(582)	(430)	1,144	2,471

	2004(a)	2004	2003(c)	2002

	(millions)
Cash flows from financing activities
Increase (decrease) in debt	(2,121)	(1,567)	(1,580)	(1,469)
Proceeds from issuance of long-term debt	625	462	—	—
Proceeds from issuance of convertible bonds (ORANE) or notes mandatorily redeemable for shares (OCEANE)		—	1,022	645
Proceeds from issuance of shares	16	12	1	8
Dividends paid	(12)	(9)	(7)	(276)

Net cash provided (used) by financing activities	(1,492)	(1,102)	(564)	(1,092)

Net effect of exchange rate changes	(69)	(51)	(136)	(150)

Net increase (decrease) in cash and cash equivalents	(2,143)	(1,583)	444	1,229

Cash and cash equivalents at beginning of year including discontinuing and disposed of activities	8,426	6,224	5,807	4,578

Cash and cash equivalents at beginning of year excluding discontinuing and disposed of activities	8,387	6,195	5,780	—

Cash and cash equivalents at end of year excluding listed securities	6,242	4,611	6,224	5,807

Operational cash flows (1) + (2) = Net cash provided (used) by operating activities + Decrease (increase) in loans (2)	363	268	651	1,884

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.

(b)	The consolidated statements of cash flows are presented so as to isolate cash flows relating to disposed of or discontinued operations (see note 6).

(c)	The corporate tax paid for 2004 amounted to € 40 million (€ 14 million for 2003 and € 30 million for 2002) and the gross financial charges amounted to € 179 million (€ 294 million for 2003 and € 674 million for 2002).
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

										Treasury
		Number of	Number of							stock
		shares	shares		Additional		Exchangeable	Cumulative	Net	owned by	Share-
		outstanding	outstanding	Capital	paid-in	Retained	shares Alcatel	translation	Income	consolidated	holders’
	Note	Class A	Class O	stock	capital	earnings	Networks Corp.	adjustments	(loss)	subsidiaries	equity

		(in millions of euros except for number of shares outstanding)
Balance at December 30, 2001 after appropriation		1,146,823,155	25,503,345	2,481	21,425	(13,072)	823	(185)	—	(1,842)	9,630

Capital increase linked to the acquisition of Astral Point		8,783,396		18	126						144
Capital increase linked to the acquisition of Telera		15,147,728		30	49						79
Other capital increases		7,577		—	2	6					8
Exchangeable shares Alcatel Networks Corporation						573	(573)				—
Acquisition of Astral Point						(162)					(162)
Acquisition of Telera						(60)					(60)
Net change in treasury stock of Class A shares owned by consolidated subsidiaries		5,715,418				(7)				108	101
Other adjustments(a)						110					110
Translation adjustments								(98)			(98)
Net income (loss)									(4,745)		(4,745)
Appropriation of net income						(4,745)			4,745		—

Balance at December 30, 2002 after appropriation		1,176,477,274	25,503,345	2,529	21,602	(17,357)	250	(283)	—	(1,734)	5,007

Conversion of Class O shares into ordinary shares		26,000,000	(26,000,000)								—
Acquisition of Imagic TV		3,531,332		7	19						26
Repayment of notes mandatorily redeemable for shares (ORANE)		1,828		0	0						0
Acquisition of TiMetra		15,534,934		31	94	(141)					(16)
Other capital increases		148,632	485,000	2	4						6
Exchangeable shares Alcatel Networks Corporation						44	(44)				—
Net change in treasury stock of shares owned by consolidated subsidiaries		144,005	11,655			(1)				6	5
Adjustment relating to the acquisition of Kymata						68					68
Other adjustments(b)						113					113
Translation adjustments								(235)			(235)
Net income (loss)									(1,944)		(1,944)
Appropriation of net income (loss)					(14,157)	12,213			1,944		—

Balance at December 30, 2003 after appropriation		1,221,838,005	—	2,569	7,562	(5,061)	206	(518)	—	(1,728)	3,030

Other capital increases	(21b)	3,258,728		6	20						26
Exchangeable shares Alcatel Networks Corporation						3	(3)				—
Repayment of notes mandatorily redeemable for shares (ORANE)	(23)	3,212		0	0						0
Net change in treasury stock of shares owned by consolidated subsidiaries	(21e)	2,310,066				(88)				123	35
First-time application of the CNC’s 2003-R.01 recommendation	(24b)					(209)					(209)
Acquisition of Spatial Wireless	(21b)	17,783,297		36	176						212
Other adjustments(c)						111					111
Translation adjustments								(118)			(118)
Net income (loss)									281		281
Balance at December 31, 2004 before appropriation		1,245,193,308	—	2,611	7,758	(5,244)	203	(636)	281	(1,605)	3,368

Allocation of net income (loss)	(20)	—	—	—	—	281	—	—	(281)	—	0

Balance at December 31, 2004 after appropriation		1,245,193,308	—	2,611	7,758	(4,963)	203	(636)	—	(1,605)	3,368

(a)	Relating mainly from the follow-up of opening balance sheets of companies acquired according to “pooling of interests” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02), from the implementation as of January 1, 2002 of regulation n°00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable” and from the consolidation of Alcatel Shanghai Bell, which had been previously accounted for under the equity method.

(b)	Relating mainly from the follow-up of opening balance sheets of companies acquired according to “pooling of interests” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02) and from the consolidation of Alcatel Shanghai Bell, which had been previously accounted for under the equity method.

(c)	Relating mainly from the follow-up of opening balance sheets of companies acquired according to “pooling of interests” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02).
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Summary of accounting policies
      The consolidated financial statements of Alcatel and its consolidated subsidiaries (“Alcatel” or the “Group”) are prepared in accordance with French accounting principles in compliance with the “Principles and accounting methodology relative to consolidated financial statements” regulation No. 99-02 of the “Comité de la Réglementation Comptable” approved by decree dated June 22, 1999.
      From January 1, 2002, Alcatel has applied regulation No. 00-06, Regulation on liabilities, approved by the “Comité de la Réglementation Comptable”.
      As part of the changeover to International Financial Reporting Standards (“IFRS”) in 2005, Alcatel decided to revise the method of presenting certain income statement captions and to anticipate the application of certain accounting rules, to the extent that these are compatible with French accounting principles. The main changes made in this respect in 2004 were:

—	application of the “Conseil National de la Comptabilité” (CNC)’s recommendation 2003-R01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to apply the accounting principles set forth in IAS 19 (Employee Benefits),

—	presentation of recurring goodwill amortization charges (charges that will no longer be incurred in accordance with IFRS 3) separately from exceptional amortization charges (resulting from goodwill impairment tests),

—	presentation of research and development costs (see note 4),

—	abandonment of the “pooling of interests” method of accounting for business combinations starting January 1, 2004 (see note 10).

(a)	Consolidation methods
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
      As an exception to the above-described rule (the purchase method) and in accordance with paragraph 215 of regulation No. 99-02, in the event that:

—	an acquisition is effected in one transaction and involves at least 90% of the capital of the acquired company,

—	the purchase price is paid in capital stock of a consolidated company,

—	the acquisition agreement does not provide for a cash payment which is more than 10% of the total value of the capital stock issued, and

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	the substance of the acquisition agreement remains consistent for the two years following the acquisition, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting methods; the difference between this value and the acquisition cost of the shares remains in shareholders’ equity.
      The material acquisitions of the Group that have been accounted for using this “pooling of interests” method are described in note 10 regarding goodwill. Alcatel abandoned this “pooling of interests” method starting January 1, 2004 in anticipation of the changeover to IFRS.
      In accordance with the position taken in Bulletin No. 7 210 of the “Commission des Opérations de Bourse”, no goodwill has been recorded directly in shareholders’ equity for business combinations prior to the first application of regulation No. 99-02 of the “Comité de la Réglementation Comptable”.

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

(e)	Research and development expenses
      These are recorded as expenses for the year in which they are incurred, except for:

—	Certain software development costs, which are capitalized when they strictly comply with the following criteria:

—	the project is clearly defined, and costs are separately identified and reliably measured;

—	the technical feasibility of the software is demonstrated;

—	the software will be sold or used in-house;

—	a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

—	adequate resources required for completion of the project are available.

—	Software development costs are amortized as follows:

—	in case of internal use: over their probable service lifetime,

—	in case of external use: according to prospects for sale, rental or other forms of distribution.
      The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above-mentioned criteria.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Recoverable amounts disbursed under the terms of contracts with customers, are included in work in progress on long-term contracts.
      In connection with the treatment of business combinations accounted for using the purchase method (see note 1b), Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these acquisitions, Alcatel may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally, so as to stay at the forefront of rapid technological advances in the telecommunications/data networking industry.
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
      Commencing on January 1, 2004 and in anticipation of applying the principles laid down in IFRS, Alcatel has capitalized the in-process research and development projects that are acquired in a business combination and correspond to applied research projects and development in progress, and which are identifiable and can be reliably evaluated and which have a real chance of being commercially profitable. In previous years, Alcatel did not systematically capitalize in-process research and development projects when the above criteria were met, as amounts that were attributed to projects that had not reached technical feasibility and that did not have any other possible future use were immediately expensed at the time of acquisition.
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
Goodwill
      Goodwill is amortized using the straight-line method over a period, determined for each transaction, not to exceed 20 years.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following the significant decline in the Group’s market capitalization during 2002 and the deterioration of the telecommunications sector, all goodwill is tested for impairment at least annually during the second quarter of each year. The impairment test methodology is based on a comparison between the fair values of each of the Group’s business divisions with the business divisions’ net asset carrying values (including goodwill). Such fair values are mainly determined using pre-tax discounted cash flows over five years and a discounted terminal value. The discount rate used for 2004 was the Group’s weighted average cost of capital of 10.8% (10.2% for 2003 and 11% for 2002). Management believes the assumptions used concerning sales growth and terminal values are reasonable and in line with market data available for each business division.
      This method is very similar to step 1 of the impairment test as defined in SFAS 142 as well as to the approach described in IAS 36 (Impairment of Assets). The impairment test used in the consolidated financial statements prepared in accordance with French GAAP is, however, carried out at a lower level of segmentation than that recommended by SFAS 142. As a result, the test can lead, in certain cases, to accounting for exceptional goodwill amortization relative to a sub-activity within a business division, which will be restated in the Group’s U.S. GAAP consolidated financial statements.
      This impairment test was performed as of January 1, 2002, June 30, 2002, December 31, 2002, June 30, 2003 and June 30, 2004. Furthermore, an additional review of the recoverability of goodwill relating to certain business divisions was carried out at December 31, 2003. All these impairment tests resulted in no exceptional goodwill amortization charge for 2004 (€ 171 million in 2003 and € 142 million in 2002) (see note 10).
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
Property, plant and equipment
      Property, plant and equipment are valued at historical cost for the Group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

Industrial buildings, plant and equipment buildings for industrial use	20 years
• infrastructure and fixtures	10-20 years
• equipment and tools	5-10 years
• small equipment and tools	3 years
Buildings for administrative and commercial use	20-40 years
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	Inventories
      Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted average price basis.

(i)	Pension and retirement obligations and other employee and post-employment benefit obligations
      Since January 1, 2004, the Group has applied the CNC’s recommendation 2003-R.01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to apply the accounting principles in IAS 19 (Employee Benefits). The impact of applying this recommendation for the first time is described in note 24b.
      In accordance with the laws and practices of each country, the Group participates in employee benefit plans and provides early retirement benefit plans and special termination benefits.
      For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision therefor is made. Defined benefit pension plans, liabilities and prepaid expenses are determined as follows:

—	using the Projected Unit Credit Method (with projected final salary), which provides that each period of service gives rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Actuarial assumptions comprise mortality, rates of employee turnover and projection of future salary levels;

—	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.
      Since January 1, 2004, the Group has also accrued certain other post-employment benefits, such as life insurance and health insurance, as a result of applying the CNC’s recommendation No. 2003-R.01.
      In accordance with clarifications made by the CNC in its press release dated July 22, 2004, Alcatel recognized in shareholders’ equity the actuarial gains and losses as of January 1, 2004 related to experience adjustments and adjustments linked to changes in actuarial assumptions.
      As described above, actuarial gains and losses that have occurred since January 1, 2004 are accounted for using the “corridor” method, which consists of accounting for them as an adjustment of the reserve and of recognizing them in income if they exceed a threshold of 10%.
      The expense resulting from the change in net pension and other post-retirement obligations is recorded in income from operations or in financial income (loss) depending upon the nature of the underlying obligation.
      As the CNC’s recommendation 2003-R.01 specifically excludes awards granted to employees based on their length of service from the definition of benefits similar to pensions and retirement indemnities, such long-service awards have been accounted for in other reserves beginning January 1, 2003.

(j)	Reserves for restructuring
      Reserves for restructuring costs are provided when the restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date of the Group’s financial statements, resulting in an obligation of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
employees, and other costs linked to the shut-down of facilities. Write-offs of fixed assets, inventories and other assets directly linked to restructuring measures are also accounted for in restructuring costs.

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
      Due to the difficulty in determining the period in which certain material temporary differences are likely to reverse, deferred tax assets and liabilities are not discounted and are calculated based on the most recently voted tax rate applicable to the following fiscal year.
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
      For revenues generated from construction contracts, primarily those related to customized network construction and build-outs, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any estimated construction contract losses are recognized immediately when known. If uncertainty exists relating to customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses.
      Partial payments received on long-term contracts are recorded in customers’ deposits and advances.
      For revenues generated from licensing, selling or otherwise marketing software solutions, the Group recognizes revenue generally upon delivery of the software and on the related services as and when they are performed, in application of the principles described in the second preceding paragraph. For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, providing the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, revenue is deferred and recognized ratably over the service period. For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.
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
      Income from operations includes gross margin, administrative and selling expenses, research and development expenses (see note 1e), pension costs (without financial component, note 1i) and employee profit sharing. Income from operations is calculated before interest expenses on notes mandatorily redeemable for shares, financial income (loss), restructuring costs, other revenue and expense, income tax, share in net income of equity affiliates and disposed of or discontinued operations, and amortization of goodwill.

(n)	Financial income (loss)
      Financial income (loss) includes interest charges and income, dividends received from unconsolidated companies, reserves for investments in unconsolidated companies, marketable securities and other financial assets, net exchange gain (loss) (excluding hedging of commercial transactions), financial component of pension costs and other financial expenses and income (capital gain/loss on disposal of marketable securities, for example).
      Alcatel’s banking subsidiary (Electro Banque) is fully consolidated. The operational banking revenues and costs are presented in financial income (loss), as the bank’s activity, being primarily an extension of the Group’s activity, enables savings to be made in interest expense and contributes to the financing of net sales (see note 1t).

(o)	Other revenue and expense
      Other revenue and expense includes capital gain/loss on share disposals and tangible and intangible asset disposals; non-recurring expenses and revenues linked to ordinary business that are exceptional in terms of materiality and frequency; and extraordinary expenses and revenues.

(p)	Structure of consolidated balance sheet
      Most of the Group’s activities in the various business segments involve long-term operating cycles. As a result, the consolidated balance sheet combines trading assets (inventories and work in progress and accounts receivable) and trading liabilities (reserves for liabilities and charges, customers’ deposits and advances, trade payables and other payables) without distinction between the amounts due in less than one year and due after more than one year.

(q)	Financial instruments
      The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

(r)	Cash and cash equivalents
      Cash and cash equivalents in the consolidated statements of cash flows includes cash as well as short-term investments that are readily convertible to fixed amounts of cash. Cash and cash equivalents does not include investments in listed securities or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.). Bank overdrafts considered as financing are also excluded from cash and cash equivalents.
      Cash and cash equivalents in the balance sheets corresponds to the cash and cash equivalents defined above, including listed securities accounted for as marketable securities.

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
      The second category of financing is accounted for in other investments and miscellaneous, net, and impairments are included in financial income (loss) or in other expenses (see note 1o). Changes in net loans receivable are included in cash flows from investing activities (decease/ increase in loans) of the consolidated statements of cash flows.
      Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments (see note 31).
Note 2 — Changes in the consolidated companies
      The main changes in consolidated companies for 2004 were as follows:

•	On January 14, 2004, Alcatel, pursuant to its announcement in October 2003, finalized the sale of SAFT, a subsidiary of the Group that specialized in battery operations, to Doughty Hanson for € 390 million. The battery operations were recorded as a discontinued operation for the year ended December 31, 2003. The gain on disposal amounted to € 255 million and was recorded in 2004 under the caption “other revenue (expense)” (see note 7).

•	On April 26, 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company officially started operations on August 31, 2004 and is 55% owned by TCL and 45% owned by Alcatel. It is consolidated under the equity method in Alcatel’s accounts from September 1, 2004. The mobile phone business has been accounted for as a disposed of activity as

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from January 1, 2004 (see note 6). The gain on disposal was recorded in 2004 under the caption “other revenue (expense)” (see note 7).

•	On May 17, 2004, Alcatel announced that it had signed definitive binding documentation with Draka Holding N.V. (“Draka”) in relation to the proposed combination of their respective global optical fiber and communication cable businesses. The final agreement was signed on July 2, 2004. Draka owns 50.1% and Alcatel owns 49.9% of the new company, Draka Comteq B.V. This company was consolidated under the equity method as of July 1, 2004. Alcatel’s optical fiber activity has been accounted for as a disposed operation as of and after January 1, 2004 (see note 6). As the 2004 financial statements for Draka Comteq BV were not available at the closing date of Alcatel’s financial statements, an estimated gain/loss on disposal and an estimated share in the net result of Draka Comteq BV were taken into account in the income statement at December 31, 2004.

•	On June 18, 2004, Alcatel and Finmeccanica announced the execution of a memorandum of understanding to merge their space activities through the creation of two sister companies, to which both partners will contribute their respective satellite industrial and service activities.

The first company, Alcatel Alenia Space, of which Alcatel will hold 67% and Finmeccanica 33%, will combine Alcatel Space and Alenia Spazio’s industrial activities. This company will concentrate on the design, development, and manufacture of space systems, satellites, equipment, instruments, payloads and associated ground systems. The management team of Alcatel Alenia Space will be located in France. The company will operate through five business divisions (Telecommunications, Optical Observation and Science, Observation Systems and Radar, Navigation, Infrastructure and Transportation).

The second company, of which Finmeccanica will hold 67% and Alcatel 33%, will combine Telespazio (Finmeccanica group) with Alcatel Space’s operations and services activities. This company will concentrate on operations and services for satellite solutions, which includes control and exploitation of space systems as well as value-added services for networking, multimedia and earth observation. Its management team will be located in Italy.

The definitive agreement relating to the creation of these two new companies was signed on January 28, 2005, this agreement is subject to the necessary approvals of the regulatory authorities.

•	On September 17, 2004, Alcatel announced that it had acquired privately held, U.S.-based eDial Inc., a leading provider of conferencing and collaboration services for businesses and telephone companies. The acquisition price was € 22 million (based on the market value at that date of Alcatel’s American Depositary Shares) and was paid for in Alcatel ADSs and cash.

•	On September 17, 2004, Alcatel signed an agreement with a private equity firm, Ripplewood, to divest all of its electrical power system activities (Saft Power Systems). The closing of this sale took place on January 25, 2005. The results of this business were recorded as a discontinued operation in 2004 (see notes 6). The gain/loss on disposal will be recorded in the first quarter of 2005.

•	On December 14, 2004, Alcatel announced that it had sold 7.1 million Avanex shares, bringing the Group’s stake in this company to below 20%. With this partial sale of its investment and in the absence of a seat on Avanex’s board of directors, the Group considers that it no longer exercises significant influence on Avanex and, as a result, as from this date, the remaining net book value of the shares has been accounted for as a non-consolidated investment and no longer as an equity affiliate.

•	On December 16, 2004, Alcatel completed the acquisition of the privately held, U.S.-based Spatial Communications (known as Spatial Wireless), a leading provider of software-based and multi-standard distributed mobile switching solutions. All of Spatial Wireless shares were acquired for

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.4 million Alcatel’s ADSs, representing a value of € 207 million (based upon the market price of ADSs on the closing date).
      The main changes for 2003 in the consolidated companies were as follows:

•	In February 2003, Alcatel exercised its option to put its 50% shareholding in Atlinks to Thomson, its joint venture partner. This put option was part of the initial contract signed in 1999 with Thomson. Alcatel received € 68 million. Atlinks was consolidated under the equity method and this disposal has not had a significant impact on the Group’s financial statements (see note 6).

•	At the end of April 2003, Alcatel completed the acquisition of iMagic TV Inc, a Canadian company, which develops software products that enable service providers to create, deliver and manage digital television and media services over broadband networks. Alcatel already owned 16% of this company. The remaining 84% of the company was acquired for 3.5 million Alcatel ADSs, resulting in an acquisition price of € 26 million (based upon the market price of ADSs on the closing date). This company is consolidated from May 1, 2003. This acquisition has not had a significant impact on the accounts of Alcatel.

•	In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest its optical components business. This transaction was completed on July 31, 2003. As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel received 28% of the capital of Avanex, which is consolidated using the equity method. The financial results and financial position of the optical components business have been accounted for as a disposed of or discontinued operation (see note 5).

•	In June 2003, Alcatel entered into a settlement that brought to an end its litigation against Loral and its subsidiary, Space Systems/ Loral Inc. With this agreement, Alcatel purchased Loral’s shares in the company, Europe*Star, bringing Alcatel’s stake in this company to 95% from 51%. This company, previously accounted for under the proportionate consolidation method at 51%, was fully consolidated from July 1, 2003. As a result of this change in the method of consolidation, financial debt increased by € 111 million. There was no other significant impact on the consolidated financial statements. On July 15, 2003, Loral filed for bankruptcy protection from its creditors under Chapter 11 of the United States Bankruptcy Code. Although it is not possible at this time to determine the consequences resulting from this event, Alcatel considers that its impact will not have a material effect on its financial position.

•	In July 2003, Alcatel completed the acquisition of TiMetra Inc., a California company, specializing in IP/MPLS service routing at the network edge. All of the TiMetra shares were acquired for 18 million Alcatel ADSs, resulting in an acquisition price of € 145 million (based upon the market price of ADSs on the closing date). This company is consolidated from August 1, 2003.
      In order to make comparisons easier, restated income statements, which are unaudited, are presented to take into account changes in the consolidated companies and discontinuation of the following businesses:
      2003 and 2002 restated to account for dispositions in 2004:

—	sale of the optical components business announced in May 2003 and finalized in July 2003;

—	disposal of Saft announced in October 2003 and finalized in January 2004;

—	disposal of the optical fiber activity announced in May 2004 and completed in July 2004;

—	disposal of the mobile phones activity announced in April 2004 and completed in August 2004; and

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	disposal of the electrical power systems activity (Saft Power Systems), announced in September 2004 and completed in January 2005.
      In 2003, Alcatel published restated income statements for 2002 to take account of the following dispositions:

—	sale of the optical components business announced in May 2003 and finalized in July 2003;

—	disposal of Saft announced in October 2003 and finalized in January 2004.
      Data for 2004, 2003 and 2002 have been restated to show the results of the above businesses under the caption including disposed of or discontinued operations:

		2003	2002	2002
		restated	restated	restated
		(unaudited)	(unaudited)	(unaudited)
		for 2004	for 2004	for 2003
	2004	dispositions	dispositions	dispositions

	(In millions of euro except per share information)
Net sales	12,265	11,606	14,337	16,014
Cost of sales	(7,690)	(7,614)	(10,192)	(11,708)

Gross profit	4,575	3,992	4,145	4,306

Administrative and selling expenses	(2,010)	(2,033)	(2,652)	(2,757)
R&D costs	(1,587)	(1,510)	(1,958)	(2,155)

Income (loss) from operations	978	449	(465)	(606)

Interest expense on notes mandatorily redeemable for shares	(44)	(47)	(1)	(1)
Financial income (loss)	(132)	(248)	(1,004)	(1,008)
Restructuring costs	(304)	(1,260)	(1,168)	(1,379)
Other revenue (expense)	364	248	(445)	(737)
Income (loss) before amortization of goodwill and taxes	862	(858)	(3,082)	(3,731)

Income tax	(9)	(81)	34	49
Share in net income of equity affiliates and discontinued operations	(97)	(418)	(1,149)	(513)

Consolidated net income (loss) before amortization of goodwill and purchase R&D	756	(1,357)	(4,197)	(4,195)

Amortization of goodwill	(408)	(407)	(388)	(386)
Exceptional amortization of goodwill	—	(160)	(142)	(142)
Purchased R&D	(1)	—	—
Minority interests	(66)	(20)	(18)	(18)

Net income (loss)	281	(1,944)	(4,745)	(4,745)

Ordinary Shares
Basic earnings per share	0.21	(1.46)	(3.99)	(3.99)
Diluted earnings per share	0.21	(1.46)	(3.99)	(3.99)
Note 3 — Information by business segment and by geographical area
(a)  Information by business segment
      The tables below present information by the following business segments; they take into account the organization put into place at the beginning of 2003, comprising three business segments, addressing three principal markets. Previously, Alcatel was organized along technology lines.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The first two business segments, Fixed Communications and Mobile Communications, serve the telecom service provider markets and comprise:

—	infrastructure equipment divisions responsible for network equipment and pre and post commissioning tasks; these divisions have a strong focus on network solutions in their respective markets; and

—	a division focusing on applied solutions, which includes application software activities and which interacts with the equipment divisions.
      The third business segment, Private Communications, fulfills a dual function:

—	it is responsible for all communication markets other than telecom operator markets and is organized along vertical market segment lines covering equipment, network solutions and applied solutions; and

—	it provides network services supporting the entire portfolio of Alcatel customers.
      The segment Other includes miscellaneous businesses outside Alcatel’s core businesses, such as corporate purchasing, reinsurance and banking activities and corporate holding companies accounting mainly for corporate expenses. None of these activities are sufficiently significant to be disclosed as reportable segments.
      The information by segment follows the same accounting policies as those used and described in these consolidated financial statements.
      Data for 2003 and 2002 have been restated to take into account the organization put in place at the beginning of 2003 and the disposal and discontinuation of significant businesses described in note 2 and accounted for in the presentation of the restated income statements. In addition, Alcatel published data for 2002 that was restated to take into account the organization put in place in 2003 and the disposal and discontinuation of significant businesses during 2003 described in note 2. Such data for 2002 is also listed below.
      Profit and loss for each reportable segment is measured using “income from operations”.

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros except for number of staff)
2004
Sales
— segments	5,131	3,301	3,965	—	—	12,397
— between segments	(34)	(3)	(95)	—	—	(132)
Net sales	5,097	3,298	3,870	—	—	12,265
Income (loss) from operations	429	401	235	(87)	—	978
Depreciation of property, plant and equipment	(160)	(73)	(100)	—	—	(333)
Changes in operational reserves
(current assets and accrued contract costs)	41	(60)	(29)	—	—	(48)
Capital expenditures	65	82	78	1	—	226
Property, plant and equipment, net	523	285	349	4	—	1,161
Operating assets(a)	1,846	1,634	1,716	12	(72)	5,136

(a)	Operating assets includes net inventories and work in progress, net customer receivables and advances and progress payments.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros except for number of staff)
2003 restated to account for dispositions in 2004 (unaudited)
Sales
— segments	5,364	2,929	3,627	16	—	11,936
— between segments	(106)	(31)	(192)	(1)	—	(330)
Net sales	5,258	2,898	3,435	15	—	11,606
Income (loss) from operations (a)	155	315	123	(144)	—	449
Depreciation of property, plant and equipment	(245)	(71)	(132)	(1)	—	(449)
Changes in operational reserves
(current assets and accrued contract costs)	184	68	(41)	—	—	211
Capital expenditures	52	39	47	—	—	138
Property, plant and equipment, net	655	247	497	(38)	—	1,361
Operating assets(b)	2,001	1,249	1,481	34	(108)	4,657

(a)	For 2003, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

(b)	Operating assets includes net inventories and work in progress, net customer receivables and advances and progress payments.

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Elimination	Group

	(in millions of euros except for number of staff)
2002 restated to account for dispositions in 2004 (unaudited)
Sales
— segments	7,284	3,351	4,109	21	—	14,765
— between segments	(198)	(60)	(170)	—	—	(428)
Net sales	7,086	3,291	3,939	21	—	14,337
Income (loss) from operations (a)	(686)	248	115	(142)	—	(465)
Depreciation of property, plant and Equipment	(403)	(91)	(152)	4	—	(642)
Changes in operational reserves
(current assets and accrued contract costs)	503	159	112	—	—	774
Capital expenditures	112	42	87	18	—	259
Property, plant and equipment, net	1,113	309	573	34	—	2,029
Operating assets(b)	3,355	1,547	1,829	38	(113)	6,656

(a)	For 2002, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 7).

(b)	Operating assets includes net inventories and work in progress, net customer receivables and advances and progress payments.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Elimination	Group

	(in millions of euros except for number of staff)
2002 restated (unaudited) for 2003 dispositions as published in 2003
Sales
— segments	7,826	4,542	4,109	21	—	16,498
— between segments	(252)	(62)	(170)	—	—	(484)
Net sales	7,574	4,480	3,939	21	—	16,014
Income (loss) from operations (a)	(784)	204	115	(141)	—	(606)
Depreciation of property, plant and Equipment	(515)	(96)	(174)	4	—	(781)
Changes in operational reserves
(current assets and accrued contract costs)	566	193	103	—	—	862
Capital expenditures	173	45	105	18	—	341
Property, plant and equipment, net	1,495	324	646	34	—	2,499
Operating assets(b)	3,589	1,723	1,829	38	(157)	7,022

(a)	For 2002, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 7).

(b)	Operating assets includes net inventories and work in progress, net customer receivables and advances and progress payments.
(b) Information by geographical segment
      Data for 2003 and 2002 have been restated to take into account the organization put in place at the beginning of 2003 and the disposal and discontinuation of significant businesses described in note 2 and accounted for in the presentation of the restated income statements. In addition, Alcatel published data for 2002 that was restated to take into account the organization put in place in 2003 and the disposal and discontinuation of significant businesses during 2003 described in note 2. Such data for 2002 is also listed below.

			Other
			Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros except for number of staff)
2004
Net sales
— by subsidiary location	4,394	1,189	2,302	253	1,423	1,819	885	12,265
— by geographical market	1,676	794	2,712	892	1,868	1,785	2,538	12,265
Income (loss) from operations	276	86	138	30	132	286	30	978
Property, plant and equipment, net	365	168	293	20	97	174	44	1,161
Total assets	10,280	827	2,875	202	1,944	2,271	638	19,037
2003 restated (unaudited) for 2004 dispositions
Net sales
— by subsidiary location	3,960	1,028	2,130	266	1,496	1,969	757	11,606
— by geographical market	1,439	757	2,611	857	2,083	1,833	2,026	11,606
Income (loss) from operations	(7)	28	116	43	154	90	25	449
Property, plant and equipment, net	393	180	388	28	92	226	54	1,361
Total assets	11,853	1,014	2,714	195	1,944	2,411	534	20,665

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other
			Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros except for number of staff)
2002 restated (unaudited) for 2004 dispositions
Net sales
— by subsidiary location	4,698	1,354	2,609	390	1,648	2,666	972	14,337
— by geographical market	1,966	1,074	2,840	974	2,408	2,637	2,438	14,337
Income (loss) from operations	(146)	(28)	(260)	45	122	(268)	71	(464)
Property, plant and equipment, net	602	229	579	41	132	369	77	2,029
Total assets	13,095	1,238	3,997	249	2,252	3,097	683	24,611
2002 restated (unaudited) for 2003 dispositions as published in 2003
Net sales
— by subsidiary location	5,811	1,481	2,756	390	1,840	2,761	975	16,014
— by geographical market	2,299	1,186	3,334	1,164	2,744	2,729	2,558	16,014
Income (loss) from operations	(260)	(32)	(261)	45	131	(299)	70	(606)
Property, plant and equipment, net	744	252	609	41	161	448	83	2,338
Total assets	13,498	1,318	4,071	249	2,305	3,244	706	25,391

The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.
Note 4 — Research and development costs

		2003
	2004	published

	(in millions of euros)
Research costs	83	218
Development costs	1,442	1,375
Customer-funded research and development	62	—

R&D costs	1,587	1,593

Customer-funded research and development	—	59
Customer design engineering costs	237	278
Capitalized development costs	32	10

R&D effort	1,856	1,940

As a percentage of sales	15.1%	15.5%
      Customer design engineering costs represent amounts disbursed under the terms of contracts with customers and are expensed to cost of sales. Certain software development costs are capitalized. The net effect of this capitalization (being the capitalization of certain costs of the period less the amortization charge of previously capitalized costs) results in a decrease of research and development costs.
      As part of the changeover to IFRS in 2005, the method of presenting research and development costs has been revised as from January 1, 2004 to better reflect the requirements of IAS 18 (Revenue) and IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance).
      In previous years, research and development grants and license revenues received were deducted from R&D costs, and costs incurred in respect of customer-funded research and development or research contracts were systematically recorded in cost of sales.
      As a result, commencing on January 1, 2004, research and development costs are recorded gross and include research financed by institutions or carried out in the framework of research contracts.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The purpose of changing the manner in which the research and development effort is presented is to improve the quality of the information given, to prepare for the changeover to IFRS and to be more in line with the accounting practice of Alcatel’s principal competitors.
      The new method of presentation described above would have had the following impacts on Alcatel’s results for the year ended December 31, 2003 and for each quarter in 2003:

	New presentation

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	December 31,
	restated	restated	restated	restated	2003 restated

	(in millions of euros)
Net sales	2,632	2,848	2,742	3,469	11,691
of which revenue relating to R&D	15	19	25	26	85
Cost of sales	(1,765)	(1,880)	(1,689)	(2,221)	(7,555)

Gross profit	867	968	1,053	1,248	4,136

Administrative and selling expenses	(549)	(512)	(482)	(490)	(2,033)
R&D costs	(421)	(409)	(400)	(424)	(1,654)

Income (loss) from operations	(103)	47	171	334	449

	Previous presentation

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	December 31,
	restated	restated	restated	restated	2003 restated

	(in millions of euros)
Net sales	2,616	2,829	2,718	3,443	11,606
of which revenue relating to R&D	—	—	—	—	—
Cost of sales	(1,771)	(1,898)	(1,703)	(2,242)	(7,614)

Gross profit	845	931	1,015	1,201	3,992

Administrative and selling expenses	(549)	(512)	(482)	(490)	(2,033)
R&D costs	(399)	(372)	(362)	(377)	(1,510)

Income (loss) from operations	(103)	47	171	334	449

Note 5 — Financial income (loss)

	2004	2003	2002

	(in millions of euros)
Net interest (expense) income	(90)	(102)	(159)
Dividends	6	4	9
Provision(a)	39	(39)	(669)
Net exchange gain (loss)	(14)	(21)	(82)
Financial component of the pension costs	(50)	(70)	(70)
Other financial items (net)	(23)	(14)	(47)

Net financial income (loss)	(132)	(242)	(1,018)

(a)	Of which: € (480) million and € (171) million, respectively, represented reserves to cover guarantees issued by a member of the Group and vendor financing in 2002 and 2001.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 6 — Equity affiliates and disposed of or discontinued operations
Income statement

	2004	2003	2002

	(in millions of euros)
Share in net income of equity affiliates(a)	(31)	(12)	(75)
Income (loss) on disposed of or discontinued operations (b)	(66)	(101)	(32)

Total	(97)	(113)	(107)

(a)	For 2002, € (79) million related to the actual share of the net income of Thales since an estimated figure had been included in the 2001 full year results. From January 1, 2002, share in net income of Thales was taken into account only after the publication of Thales’ financial statements. 2004 information for Thales was not available at the closing date of Alcatel’s financials, so no share in net income of Thales was taken into account in the income statement for the second half of 2004.

(b)	Disposed of or discontinued operations for 2003 and 2004 are described in note 2.
     The income statements of disposed of or discontinued operations for 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(in millions of euros)
Net sales(a)	571	545	318
Cost of sales(a)	(476)	(412)	(257)

Gross margin	95	133	61

Administrative and selling expenses	(93)	(83)	(82)
R&D costs	(61)	(34)	—

Income (loss) from operations	(59)	16	(21)

Net income (loss)	(66)	(101)	(32)

(a)	The net sales and cost of sales represent transactions outside the Group and are therefore after elimination of intra-Group transactions.
     The cash flows of disposed of or discontinued operations in 2004 and 2003 were as follows:

	2004	2003

	(in millions of
	euros)
Net income (loss)	(66)	(101)
Net cash provided (used) by operating activities before changes in working capital	(122)	(3)
Net cash provided (used) by operating activities	(246)	(5)
Net cash provided (used) by investing activities	(4)	(51)
Net cash provided (used) by financing activities	231	60 (a)
Net effect of exchange rate changes	2	(5)
Net increase (decrease) in marketable securities and cash	(17)	(1)

(a)	Alcatel Group’s Central Treasury provided financing for disposed of or discontinued activities until the date of disposal.
     Disposed of or discontinued operations as of December 31, 2003 were the optical components business (Optronics France and Optronics UK, formerly Kymata) and the Saft Group.
      Disposed of or discontinued operations as of December 31, 2004 were the optical fiber, mobile phone and electrical power systems businesses (see note 2).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 7 — Other revenue (expense)

	2004	2003	2002

	(in millions of euros)
Net capital gains (loss) on disposal of property, plant and equipment	93	199	(9)
Net capital gains (loss) on disposal of shares	258	(95)	296

Net capital gains (loss) on disposal of assets(a)	351	104	287

Write-off of trade receivables and inventories(b)	36	90	(548)
Write-off of other assets(c)	(22)	(151)	(473)
Cost linked to the termination or disposal of activities (d)	—	5	(2)
Other	(1)	72	(94)

Other revenue (expense)	13	16	(1,117)

Total	364	120	(830)

(a)	of which:

— disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares	—	—	261
— disposal of Nexans securities	—	—	(22)
— disposal of Saft shares	255
— disposal of Alcatel Microelectronics shares	7	6	221
— disposal of properties	66	215	—
— disposal of optical components business	4	(76)	—
— miscellaneous (less than € 100 million of net value each)	19	(41)	(164)
(b) of which:
— related to the Fixed Communications segment	36	74	(450)
— related to the Mobile Communications segment		—	—
— related to the Private Communications segment	—	16	(98)
(c) of which:
— impairment of fixed assets in Fixed Communications segment	—	(126)	(394)
(d) of which:
— shut-down of the LMDS activity	—	—	—
— disposal of CPE activities	—	5	10
— write-off of acquired technologies	—	—	(9)
— miscellaneous	—	—	(3)
Note 8 — Income tax
(a)  Analysis of income tax (charge) benefit

	2004	2003	2002(a)

	(in millions of euros)
Current income tax (charge) benefit	103	(62)	283
Deferred income tax (charge) benefit, net	(112)	(20)	(264)

Income tax (charge) benefit	(9)	(82)	19

(a)	Due to the decision taken to carry back tax losses, mainly in France, a current income tax profit has been recorded during 2002 (see Note 30b) of which the counterpart is a charge in deferred income tax.
     Given income expectations in 2002 and local tax regulations, the Group extended as from the second quarter of 2002 the scope of countries where deferred tax assets were no longer recorded. This action explains the deferred income tax charges for 2004 of € 112 million, for 2003 of € 20 million and for 2002 of € 264 million.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As income expectations are now more favorable, deferred tax assets were recorded in Belgium in 2004 for € 44 million. These were more than offset by the write-off of deferred tax assets in other countries. The current income tax benefit recorded in 2004 related primarily to the favorable outcome of tax litigation.
Geographical origin:

	2004	2003	2002

	(in millions of euros)
France	62	7	264
Foreign	41	(69)	19

Current income tax (charge) benefit	103	(62)	283

France	(120)	(27)	(101)
Foreign	8	7	(163)

Deferred income tax (charge) benefit	(112)	(20)	(264)

Income tax (charge) benefit	(9)	(82)	19

France	(33)	(1,032)	(1,914)
Foreign	487	(697)	(2,724)

Income (loss) before tax (after amortization of goodwill)	454	(1,729)	(4,639)

(b) Effective income tax rate
      The effective tax rate can be analyzed as follows:

	2004	2003	2002

	(in millions of euros, except
	for percentages)
Income (loss) before taxes, share in net income of equity affiliates, amortization of goodwill and purchased R&D	862	(1,151)	(4,050)
Average income tax rate	29.04%	32.85%	35.6%

Expected tax (charge) benefit	(250)	378	1,442

Impact of:
— reduced taxation of certain revenues(a)	—	4	5
— utilization (unrecognized) tax loss carry forwards	(12)	(575)	(1,903)
— tax credits	35	(3)	25
— other permanent differences	218	114	450

Actual income tax (charge) benefit	(9)	(82)	19

Effective tax rate	1.04%	(7.1)%	0.5%

(a)	Primarily capital gains on disposal of assets.
     Average income tax rate is the sum of income (loss) before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income (loss) before taxes.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(c)  Deferred tax balances
      Deferred tax assets (liabilities) are included in the following captions of the consolidated balance sheet:

	2004	2003	2002

	(in millions of euros)
Other accounts receivable
— deferred tax assets recognizable	6,125	6,317	6,284
— deferred tax assets not recognized	(4,473)	(4,306)	(4,128)

Total(a)	1,652	2,011	2,156

Other payables
— deferred tax liabilities	(80)	(70)	(112)

Total(a)	(80)	(70)	(112)

Net deferred tax assets (liabilities)	1,572	1,941	2,044

(a)	See notes 18 and 30.
     The Group carries out an analysis of its deferred taxes in each country by applying to each subsidiary or tax grouping the national tax regulations, particularly those regarding tax losses carried forward.
      Due to the importance of tax losses in 2002 within certain companies or tax groupings, it was decided, in the second quarter of 2002, to extend the scope of countries where deferred tax assets are no longer recorded. Moreover, deferred tax assets have been assessed based on forecasts of future tax results and Alcatel’s ability to recover those assets. Only deferred tax assets with supportable and tangible proof of recovery in the future were recorded as of December 31, 2004. Projections of future taxable results, providing support for the recording of deferred tax assets, have been restricted to a maximum time-frame of 10 years, which is significantly less than the tax loss carryforward periods available under certain countries’ tax laws.
      Deferred tax assets primarily relate to tax loss carry forwards, accrued pension and retirement obligations and other non-tax deductible reserves.
      The potential impact of the U.S. American Jobs Creation Act on the deferred tax assets carried in the United States is under investigation.
      Deferred taxes that are not recognized because of their uncertain recovery amount to € 4,473 million, € 4,306 million, € 4,128 million respectively at December 31, 2004, 2003 and 2002.
(d) Tax losses carried forward
      Total tax losses carried forward represented a potential tax saving of € 4,858 million at December 31, 2004 (€ 4,483 million at December 31, 2003 and € 4,292 million at December 31, 2002).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Tax losses carried forward expire as follows:

Years	Amount

(in millions
of euros)
2005	9
2006	14
2007	124
2008	80
2009 and thereafter(a)	4,631

Total	4,858

(a)	Of which € 2,900 million with unlimited carry forward period.
Note 9 — Earnings per share
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
      In accordance with IAS 33 as revised (paragraph 23), the weighted average number of shares to be issued upon conversion of notes mandatorily redeemable for shares is included in the calculation of basic earnings per share for 2004, 2003 and 2002.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tables below reconcile basic earnings per share to diluted earnings per share for the three years presented:

	Ordinary shares

	Net income	Number	Per share
	(loss)	of shares	amount

	(in million of euros)
2004
Basic earnings per share	281	1,349,528,158	€0.21
Stock option plans	—	14,133,029	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	281	1,363,661,187	€0.21

Ordinary shares:
      Consolidated subsidiaries of the Group owned 61,839,627 Alcatel ordinary shares and no share equivalents.
Shares subject to future issuance:
      The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 14,133,029 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

	Net income	Number	Per share
	(loss)	of shares	amount

	(in million of euros)
2003
Basic earnings per share	(1,944)	1,332,364,920	€(1.46)
Stock option plans	—	—	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	(1,944)	1,332,364,920	€(1.46)

Ordinary shares:
      Consolidated subsidiaries of the Group owned 62,988,536 Alcatel ordinary shares and no share equivalents.
Shares subject to future issuance:
      The number of stock options not exercised as of December 31, 2003 amounted to 156,681,418 shares. These shares, subject to issuance in the future, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

	Net income	Number	Per share
	(loss)	of shares	amount

	(in million of euros)
2002
Basic earnings per share	(4,745)	1,190,067,515	€(3.99)
Stock option plans	—	—	—

Diluted earnings per share	(4,745)	1,190,067,515	€(3.99)

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
Note 10 — Goodwill, net

		2004			2003
								2002
	Amort	Gross	Cumulative		Gross	Cumulative
Acquisitions	length	value	amortization	Net	value	amortization	Net	Net

	(in millions of euros)
CFA(a)	20	3,614	(2,631)	983	3,614	(2,451)	1,163	1,344
Telettra	20	1,703	(1,362)	341	1,703	(1,320)	383	424
“Submarine cables” activities	20	328	(147)	181	328	(131)	197	213
Alcatel Submarine Networks Tel	20	865	(735)	130	866	(722)	144	165
Alcatel Network Systems Inc.	20	490	(385)	105	528	(398)	130	177
Alcatel Space	20	1,226	(401)	825	1,236	(357)	879	971
Thales	20	262	(91)	171	261	(76)	185	196
Xylan/Packet Engines	20	894	(634)	260	964	(664)	300	482
Alcatel Shanghai Bell	20	132	(16)	116	142	(7)	135	200
Spatial Wireless	—	182	—	182	—	—	—	—
Other	5 to 20	694	(402)	292	755	(432)	323	425

Total		10,390	(6,804)	3,586	10,397	(6,558)	3,839	4,597

(a)	Corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s.
     For 2004, the amortization charge amounted to € 408 million.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2004, changes of gross values and amortization of goodwill were as follows:

				Other
Gross value	31/12/2003	Acquisitions	Disposal	movements	31/12/2004

	(in millions of euros)
CFA	3,614	—	—	—	3,614
Telettra	1,703	—	—	—	1,703
“Submarine cables” activities	328	—	—	—	328
Alcatel Submarine Networks Tel	866	—	—	(1)	865
Alcatel Network Systems Inc.	528	—	—	(38)	490
Alcatel Space	1,236	—	—	(10)	1,226
Thales	261	—	—	1	262
Xylan/ Packet Engines	964	—	—	(70)	894
Alcatel Shanghai Bell	142	—	—	(10)	132
Spatial Wireless		200	—	(18)	182
Other	755	45	(27)	(79)	694

Total	10,397	245	(27)	(225)	10,390

      Other changes correspond primarily to exchange rate fluctuations and to the removal of Avanex and Saft Power Systems from the consolidated companies (see note 2).
      In 2002, the Group acquired an additional 18.35% interest in the capital of Alcatel Shanghai Bell, which enabled the Group to assume control of this company in which it had held a 31.65% interest and had previously accounted for under the equity method. As a result, this entity has been fully consolidated since July 1, 2002 and final goodwill of € 142 million was booked at December 31, 2003 (€ 132 million at December 31, 2004 due to changes in the exchange rate).
      Historically, Alcatel has not charged goodwill to shareholders’ equity. However, certain acquisitions have been accounted for using the pooling of interests method of accounting for stock-for-stock business combinations (provided for in article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable” (CRC). As a result of the changeover to International Financial Reporting Standards in 2005, this method of accounting has been abandoned beginning January 1, 2004, since it is not in compliance with the IFRS 3 reporting standard. Details of the last acquisitions completed and accounted for by this method are given below.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Other than TiMetra, the pooling of interests method of accounting for stock-for-stock business combinations was also applied to the acquisitions of Astral Point, Telera, DSC, Genesys and Newbridge.
      The acquisition of Spatial Wireless during the third quarter 2004 was financed by a capital increase of € 212 million. This business combination was accounted for using the purchase method. Allocation of the cost of the combination resulted in recording € 71 million of intangible assets (acquired technologies, customer contractual relationships, etc.) and goodwill of € 200 million.

				Changes in
		2004	Exceptional	consolidated	Other
Amortization	31/12/2003	Appropriation	Amortization	companies	movements	31/12/2004

	(in millions of euros)
CFA	2,451	180	—	—	—	2,631
Telettra	1,320	42	—	—	—	1,362
“Submarine cables” activities	131	16	—	—	—	147
Alcatel Submarine Networks Tel	722	15	—	—	(2)	735
Alcatel Network Systems Inc.	398	18	—	—	(31)	385
Alcatel Space	357	55	—	—	(11)	401
Thales	76	13	—	—	2	91
Xylan/ Packet Engines	664	20	—	—	(50)	634
Alcatel Shanghai Bell	7	11	—	—	(2)	16
Spatial Wireless	—	—	—	—	—	—
Other	432	38	—	(19)	(49)	402

Total	6,558	408	—	(19)	(143)	6,804

      Other changes correspond primarily to exchange rate fluctuations and to the removal of Avanex and Saft Power Systems from the consolidated companies (see note 2).
      The method applied for the goodwill impairment tests performed in 2004, 2003 and 2002 is described in note 1f.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 11 — Other intangible assets, net

(a)	Changes in other intangible assets

	Gross value

	Software	Other	Total

	(in millions of euros)
December 31, 2001	962	296	1,258

Additions	144	6	150
Disposals	(112)	(18)	(130)
Write-offs	(57)	(1)	(58)
Other movements	(308)	(32)	(340)

December 31, 2002	629	251	880

Additions	104	7	111
Disposals	(128)	(25)	(153)
Write-offs	—	—	—
Other movements	(24)	(51)	(75)

December 31, 2003	581	182	763

Additions	148	4	152
Disposals	(21)	(1)	(22)
Write-offs	—	—	—
Other movements	(37)	110 (a)	73

December 31, 2004	671	295	966

(a)	Other changes relate primarily to other intangible assets acquired with business combinations.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Changes in accumulated amortization of other intangible assets

	Accumulated amortization

	Software	Other	Total

	(in millions of euros)
December 31, 2001	564	222	786

Amortization charge	192	31	223
Write-backs	(108)	(18)	(126)
Write-offs and exceptional amortization charges	(12)	8	(4)
Other movements	(281)	(30)	(311)

December 31, 2002	355	213	568

Amortization charge	111	16	127
Write-backs	(127)	(23)	(150)
Write-offs and exceptional amortization charges	—	—	—
Other movements	(16)	(50)	(66)

December 31, 2003	323	156	479

Amortization charge	118	9	127
Write-backs	(21)	(1)	(22)
Write-offs and exceptional amortization charges	—	18	18
Other movements	(33)	—	(33)

December 31, 2004	387	182	569

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Changes in other intangible assets, net

	Net value

	Software	Other	Total

	(in millions of euros)
December 31, 2001	398	74	472

Additions	144	6	150
Net impact of disposals	(4)	—	(4)
Amortization charge	(192)	(31)	(223)
Write offs and exceptional amortization charges	(45)	(9)	(54)
Other movements	(27)	(2)	(29)

December 31, 2002	274	38	312

Additions	104	7	111
Net impact of disposals	(1)	(2)	(3)
Amortization charge	(111)	(16)	(127)
Write offs and exceptional amortization charges	—	—	—
Other movements	(8)	(1)	(9)

December 31, 2003	258	26	284

Additions	148	4	152
Net impact of disposals	—	—	—
Amortization charge	(118)	(9)	(127)
Write offs and exceptional amortization charges	—	(18)	(18)
Other movements	(4)	110	106

December 31, 2004	284	113	397

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 —	Property, plant and equipment, net

(a)	Changes in property, plant and equipment, gross

	Gross value

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2001	189	2,237	5,618	1,654	9,698

Additions	8	33	168	131	340
Disposals	(4)	(167)	(626)	(230)	(1,027)
Write-offs	(9)	(1)	(85)	(65)	(160)
Other changes	(11)	11	(272)	(343)	(615)

December 31, 2002	173	2,113	4,803	1,147	8,236

Additions	—	9	86	47	142
Disposals	(19)	(229)	(743)	(101)	(1,092)
Write-offs	—	(2)	(26)	—	(28)
Other changes	3	(100)	(532)	(312)	(941)

December 31, 2003	157	1,791	3,588	781	6,317

Additions	—	12	134	80	226
Disposals	(14)	(171)	(413)	(69)	(667)
Write-offs	—	(1)	(7)	(5)	(13)
Other changes	(18)	(302)	(555)	(139)	(1,014)

December 31, 2004	125	1,329	2,747	648	4,849

      Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 1% of the Group’s total property, plant and equipment.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2001	11	1,010	3,615	860	5,496

Depreciation charge	2	111	572	102	787
Write-backs	6	(102)	(542)	(133)	(771)
Write-offs and exceptional depreciation charges	—	129	518	2	649
Other changes	—	(49)	(298)	(77)	(424)

December 31, 2002	19	1,099	3,865	754	5,737

Depreciation charge	1	124	295	58	478
Write-backs	(1)	(75)	(666)	(94)	(836)
Write-offs and exceptional depreciation charges	3	73	127	6	209
Other changes	(1)	(96)	(583)	(91)	(771)

December 31, 2003	21	1,125	3,038	633	4,817

Depreciation charge	1	71	224	37	333
Write-backs	(1)	(69)	(408)	(65)	(543)
Write-offs and exceptional depreciation charges	—	(1)	(4)	(5)	(10)
Other changes	(4)	(309)	(519)	(77)	(909)

December 31, 2004	17	817	2,331	523	3,688

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Changes in property, plant and equipment, net

	Net Value

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2001	178	1,227	2,003	794	4,202

Additions	8	33	168	131	340
Net impact of disposals	(10)	(65)	(84)	(97)	(256)
Depreciation charges	(2)	(111)	(572)	(102)	(787)
Write-offs and exceptional depreciation charges	(9)	(130)	(603)	(67)	(809)
Other changes	(11)	60	26	(266)	(191)

December 31, 2002	154	1,014	938	393	2,499

Additions	—	9	86	47	142
Net impact of disposals	(18)	(154)	(77)	(7)	(256)
Depreciation charges	(1)	(124)	(295)	(58)	(478)
Write-offs and exceptional depreciation charges	(3)	(75)	(153)	(6)	(237)
Other changes	4	(4)	51	(221)	(170)

December 31, 2003	136	666	550	148	1,500

Additions	—	12	134	80	226
Net impact of disposals	(13)	(102)	(5)	(4)	(124)
Depreciation charges	(1)	(71)	(224)	(37)	(333)
Write-offs and exceptional depreciation charges	—	—	(3)	—	(3)
Other changes	(14)	7	(36)	(62)	(105)

December 31, 2004	108	512	416	125	1,161

Note 13 — Share in net assets of equity affiliates and net assets and liabilities of disposed of or discontinued operations
(a)  Equity affiliates:

	Percentage owned			Value in millions of euros

	2004	2003	2002	2004	2003	2002

Draka Comteq BV(a)	49.9	—	—	136	—	—
TAMP(b)	45.0	—	—	32	—	—
Avanex(c)	—	26.2	—	—	33	—
Thales (formerly Thomson-CSF)(d)	9.5	9.5	9.7	134	128	129
Atlinks(e)	—	—	50.0	—	—	36
Other (less than € 50 million)	—	—	—	134	124	141

Total share of equity affiliates				436	285	306

Assets, net of liabilities, of discontinued operations(f)				18	106	—

Total				454	391	306

(a)	Under the agreement, dated July 2, 2004, between Alcatel and Draka Holding BV concerning the business combination of the optical fiber and communication cable activities of the two groups, a new company Draka Comteq BV was created. Alcatel owns 49.9% of this new company, which is consolidated under the equity method beginning July 1, 2004 (see note 2).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Under the agreement, dated August 31, 2004, between Alcatel and TCL Communication Technology Holdings Limited concerning the creation of a new joint venture for mobile handsets, a new company was created. Alcatel owns 45% of this company, which is consolidated under the equity method beginning September 1, 2004 (see note 2).

(c)	Under the agreement, dated July 31, 2003, between Alcatel and Avanex, providing for the disposal of Alcatel’s optical components business, Alcatel received 28% of the capital of Avanex in consideration for the assets contributed (see note 2). As a result of capital increases made by Avanex since July 31, 2003, Alcatel’s percentage ownership was reduced to 26.2% at December 31, 2003. With the partial disposal by Alcatel in December 2004 of its investment, and Alcatel’s loss of significant influence over this company, the remaining investment of 19.7% is no longer consolidated under the equity method.

(d)	Further to prior disposals, Alcatel’s stake in Thales decreased from 25.29% to 20.03% in July 2001, to 15.83% in November 2001 and to 9.7% in September 2002. Alcatel confirms nevertheless its position as the largest private shareholder of Thales, with three seats on Thales’ Board of Directors. Due to the Group’s continuing significant influence on this company, Alcatel still accounts for Thales using the equity method. At December 31, 2004, Alcatel’s stake was 9.5% (12.8% in voting rights).

(e)	Alcatel’s interest in Atlinks was sold to Thomson in February 2003 (see note 2).

(f)	Relates to disposal in progress of Saft Power Systems at December 31, 2004 and of Saft at December 31, 2003 (see note 2).
(b) Information on equity affiliates
      Summarized financial information for Thales at December 31:

	2004	2003	2002

	(in millions of euros)
Balance sheet data
Non-current assets	4,033	4,276	4,680
Current assets	12,442	14,075	13,529

Total assets	16,475	18,351	18,209

Shareholders’ equity	2,097	2,014	2,139
Minority interests	50	43	29
Financial debt	2,170	2,131	2,376
Reserves and other liabilities	12,158	14,163	13,665

Total liabilities and shareholders’ equity	16,475	18,351	18,209

Income statement data
Net sales	10,288	10,569	11,105
Income from operations	619	497	447
Net income (loss)	198	112	111

      Aggregated financial information for other equity affiliates as if those entities were fully consolidated:

	2004	2003	2002

	(in millions of euros)
Total assets	1,303	712	607
Shareholders’ equity	689	336	151
Net sales	712	396	295
Net income	(103)	(91)	(70)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 14 — Other investments and miscellaneous, net
At December 31:

	2004			2003	2002

	At cost	Provision	Net value	Net value	Net value

	(in millions of euros)
Investments in:
— listed companies(a)	271	(237)	34	1	22
— unlisted companies	326	(184)	142	209	245

Total	597	(421)	176	210	267

Electro Banque/ Customer loans and advances(b)	105	—	105	224	176
Other(c)	1,133	(908)	225	388	532

Total	1,835	(1,329)	506	822	975

(a)    Market value 2004: € 71 million
                              2003: € 8 million
                              2002: € 31 million

(b)	See note 29.

(c)	€ 820 million reserve on 360 Networks bonds at December 31, 2004 (€ 820 million at December 31, 2003 and 2002).
     Investments in listed companies at December 31, 2004:

	%	Net	Market	Shareholders’	Net
	interest	value	value	equity	income

	(in percentage and millions of euros)
Loral(a)	1.9%	0	0	(721)	(108)
Avanex(b)	19.7%	33	69	100	(100)
Other (less than € 10 million of net value)		1	2

Total		34	71

(a)	Data set forth are at September 30, 2004 for shareholders’ equity and for net income (loss) (nine months from January 1 to September 30, 2004), because financial data at December 31, 2004 were not published at the closing date of Alcatel’s financial statements.

(b)	Data set forth are at September 30, 2004 for shareholders’ equity and at June 30, 2004 for net income (loss) (12 months from July 1, 2003 to June 30, 2004), because financial data at December 31, 2004 were not available at the date of publication of Alcatel’s financial statements.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 15 — Operating working capital

			Change in	Translation
			consolidated	adjustments
	31/12/2003	Cash flow	companies	and other	31/12/2004

	(in millions of euros)
Inventories and work in progress, net	2,410	154	(103)	(439)	2,022
Receivables and related accounts, net(a)	3,800	231	(180)	(47)	3,804
Advances and progress payments, net	106	(8)	(6)	(3)	89
Advances and customer deposits	(1,181)	127	1	(111)	(1,164)
Accounts payables and accrued expenses	(3,617)	(90)	287	60	(3,360)

Operating working capital requirement — gross	1,518	414	(1)	(540)	1,391

Valuation allowance	(1,414)	—	51	584	(779)

Operating working capital requirement — net	104	414	50	44	612

(a)	Customer receivables sold without recourse amounted to € 861 million at December 31, 2004 (€ 898 million at December 31, 2003 and € 1,010 million at December 31, 2002).
Note 16 — Inventories and work in progress, net
At December 31:

	2004	2003	2002

	(in millions of euros)
Raw materials and goods	501	620	1,181
Industrial work in progress	522	589	696
Work in progress on long-term contracts	354	221	397
Finished products	645	980	1,449

Gross value	2,022	2,410	3,723

Valuation allowance	(495)	(978)	(1,394)

Net value	1,527	1,432	2,329

Note 17 — Trade receivables and related accounts, net

	2004	2003	2002

	(in millions of euros)
Receivables on long-term contracts	965	744	1,268
Receivables bearing interest	155	198	462
Other trade receivables	2,684	2,858	4,078

Gross value	3,804	3,800	5,808

Valuation allowance	(284)	(436)	(1,092)

Net value	3,520	3,364	4,716

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 18 — Other accounts receivable, net
At December 31:

	2004	2003	2002

	(in millions of euros)
Advances and progress payments	89	107	147
Prepaid taxes	324	257	351
Deferred taxes	1,652	2,011	2,156
Prepaid expenses	158	234	236
Advances made to employees	30	31	21
Other accounts	576	626	1,162

Gross value	2,829	3,266	4,073

Valuation allowance	(54)	(35)	(36)

Net value	2,775	3,231	4,037

Note 19 —	Marketable securities, net
      Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.
      The market value of these securities was € 2,003 million at December 31, 2004, € 1,590 million at December 31, 2003 and € 473 million at December 31, 2002.
      Following the disposal of 1,500,000 Nexans shares on October 30, 2002, the remaining interest of the Group in this company was reclassified as listed marketable securities at the market value on the day of the transaction, which was € 44 million. The Group believes that it no longer has a significant influence on Nexans. In 2003 and 2004, the remaining interest in Nexans has been reclassified as short-term investments for the historical value of € 44 million.
      The market value of the remaining interest in Nexans was € 101 million at December 31, 2004 (€ 92 million at December 31, 2003 and € 55 million at December 31, 2002).

Note 20 —	Allocation of 2004 result
      The Board of Directors will propose to the Shareholders’ Ordinary Annual General Meeting not to distribute any dividend for the year ended December 31, 2004 (distributions for previous years: no dividends were distributed for 2003 and 2002).

Note 21 —	Shareholders’ equity

(a)	Capital increase program for employees with subscription stock option plan
      Under a capital increase program for employees of the Group, approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at a price of € 50 per share. Each share subscribed included the right to receive three options, each exercisable for one Class A share. 275,778 options were granted and are exercisable during the one-year period from July 1, 2004 until July 1, 2005 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a member of the Group whose registered office is located in France at the time the options were granted.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Capital stock and additional paid-in capital:
      At December 31, 2004, the capital stock consisted of 1,305,455,461 ordinary shares of nominal value € 2 (1,284,410,024 Class A shares of nominal value € 2 at December 31, 2003 and 1,239,193,498 Class A shares of nominal value € 2 and 25,515,000 Class O shares of nominal value € 2 at December 31, 2002).
      During 2004, increases in capital stock and additional paid-in capital amounted to € 238 million. These increases related to the following actions:

—	issuance of 1,508,728 shares for € 9.9 million, as a result of the exercise of 1,508,728 options (including additional paid-in capital of € 6.9 million);

—	ORANE redemption of 3,212 notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of € 0.02 million, including additional paid-in capital of € 0.01 million;

—	acquisition of Spatial Wireless in December 2004, which resulted in the issuance of 17,390,262 shares for € 207.2 million (including additional paid-in capital of € 172.4 million). In addition, of the 1,598,072 bonds redeemable for Alcatel shares issued in this transaction by Coralec (a subsidiary of Alcatel) at the price of € 11.912 to cover the exercise of options and warrants, 393,035 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of € 4.7 million, including additional paid-in capital of € 3.9 million; and

—	redemption of 300,000, 400,000, 50,000 and 1,000,000 bonds redeemable for Alcatel shares to cover option exercises, warrant exercises and note conversions issued in connection with the acquisitions of Astral Point in 2002, Telera in 2002, iMagic TV in 2003 and TiMetra in 2003, generating capital increases of € 4.9 million, € 2.1 million, € 0.4 million and € 8.1 million, including additional paid-in capital of € 4.3 million, € 1.3 million, € 0.3 million and € 6.1 million, respectively.
      During 2003, increases in capital stock and additional paid-in capital amounted to € 157 million. These increases related to the following actions:

—	issuance of 108,632 shares for € 0.8 million, as a result of the exercise of 108,632 options (including additional paid-in capital of € 0.6 million);

—	acquisition of iMagic TV in April 2003, which resulted in the issuance of 3,301,322 shares for € 24 million (including additional paid-in capital of € 18 million). In addition, of the 415,922 bonds redeemable for Alcatel shares issued in this transaction by Coralec at a price of € 7.44, to cover the exercise of options and the conversion of notes, 230,000 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of € 2 million, including additional paid-in capital of € 1 million;

—	acquisition of TiMetra in July 2003, which resulted in the issuance of 14,378,738 shares for € 116.2 million (including additional paid-in capital of € 87 million). In addition, of the 3,601,000 bonds redeemable for Alcatel shares issued in this transaction by Coralec at the price of € 8.08 to cover the exercise of options and warrants, 1,156,196 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of € 9.3 million, including additional paid-in capital of € 7 million;

—	redemption of 40,000 and 485,000 bonds redeemable for Alcatel shares issued to cover options and warrant exercises in connection with the acquisitions of Astral Point in 2002 and Kymata in 2001, generating capital increases of € 0.7 million (including additional paid-in capital of € 0.6 million) and € 3.3 million (including additional paid-in capital of € 2.4 million), respectively.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	redemption of 1,828 bonds issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of € 0.009 million, including additional paid-in capital of € 0.006 million.

(c)	Stock options:
      At December 31, 2004, stock options plans were as follows:

						1999	1999-2000
	1996 Plans		1997 Plans		1998 Plan	Plans	U.S. Plans	2000 Plans

	(in number of options)
							USD 21.40-
Exercise price	€ 12.96	€ 13.42	€ 19.27	€ 20.95	€ 20.52	€ 28.40	USD 84.88	€ 48.00	€ 48.00	€ 65.00	€ 64.00

Exercise period
From	07.01.98	07.01.98	05.01.02	12.11.02	12.09.03	09.08.04		04.01.03	07.01.03	12.13.03	12.13.01
								04.01.05	07.01.05	12.13.05	12.13.04
To	12.31.03	12.31.03	12.31.04	12.31.04	12.31.05	12.31.05		12.31.05	06.30.04	12.31.05	12.12.08
								12.31.07	06.30.06	12.31.07	12.12.08

Outstanding at January 1, 1996	—	—	—	—	—	—	—	—	—	—	—
Granted	9,069,500	394,000	—	—	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(185,000)	—	—	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1996	8,884,500	394,000	—	—	—	—	—	—	—	—	—

Granted			8,199,500	367,000	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(396,000)	(7,500)	(115,000)	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1997	8,488,500	386,500	8,084,500	367,000	—	—	—	—	—	—	—

Granted	—	—	—	—	11,602,500	—	—	—	—	—	—
Exercised	(2,163,950)	(114,000)	—	—	—	—	—	—	—	—	—
Forfeited	(30,500)	(5,000)	(45,000)	(5,000)	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1998	6,294,050	267,500	8,039,500	362,000	11,602,500	—	—	—	—	—	—

Granted	—	—	—	—	—	545,000	7,866,630			—	—
Exercised	(1,630,425)	(38,250)	(35,000)	—	—	—	—	—	—	—	—
Forfeited	(5,000)	—	(100,000)	(7,500)	(427,250)	—	(143650)	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1999	4,658,625	229,650	7,904,500	354,500	11,175,250	545,000	7,722,980	—	—	—	—

Granted	—	—	—	—	—	—	19,407,838	15,239,250	8,905,804	1,235,500	306,700
Exercised	(1,277,690)	(92,750)	(56,000)	—	—	—	(393,296)	(10,000)	—	—	—
Forfeited	—	—	(112,500)	(2,500)	(412,000)	(46,250)	(3,060,818)	(923,120)	(47,328)	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2000	3,380,935	136,500	7,736,000	352,000	10,763,250	498,750	23,676,704	14,306,130	8,858,476	1,235,500	306,700

Exercised	(732,728)	(1,250)	(15,000)	—	—	—	(261,205)	(3,000)	(376)	—	—
Forfeited	—	—	(30,000)	—	(60,000)	(5,000)	(3,327,376	(161,500)	(122,364)	(130,150)	(3,600)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001	2,648,207	135,250	7,691,000	352,000	10,703,250	493,750	20,088,123	14,141,630	8,735,736	1,105,350	303,100

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						1999	1999-2000
	1996 Plans		1997 Plans		1998 Plan	Plans	U.S. Plans	2000 Plans

	(in number of options)
Exercised	(6,577)	—	(1,000)	—	—	—	—	—	—	—	—
Forfeited	(12,000)	—	(157,500)	(30,000)	(306,000)	(22,500)	(3,871,401)	(581,075)	(37,684)	(40,000)	(5,100)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	2,629,630	135,250	7,532,500	322,000	10,397,250	471,250	16,216,722	13,560,555	8,698,052	1,065,350	298,000

Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(27,500)	—	(40,000)	(10,000)	(165,000)	(17,500)	(2,797,641)	(320,500)	(6,524)	(32,500)	(86,421)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	2,602,130	135,250	7,492,500	312,000	10,232,250	453,750	13,419,081	13,240,055	8,691,528	1,032,850	211,579

Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	—	—	(56,000)	(15,000)	(110,000)	(10,000)	(2,276,230)	(174,000)	(5,429,868)	(11,000)	(3,838)
Expired	(2,602,130)	(135,250)	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	—	—	7,436,500	297,000	10,122,250	443,750	11,142,851	13,066,055	3,261,660	1,021,850	207,741

	2001 Plans

	(in number of options)
Exercise price	€ 50.00	€ 50.00	€ 41.00	€ 39.00	€ 32.00	€ 19.00	€ 9.00	€ 20.80	€ 9.30	€ 20.80

Exercise period
From	03.07.02	07.01.04	04.02.02	04.02.02	06.15.02	09.03.02	11.15.02	12.19.02	12.19.02	01.01.05
	03.07.05	07.01.05			06.15.05	09.03.05	11.15.05	12.19.05	12.19.05	01.01.06
To	03.06.09	06.30.05	04.01.09	04.01.09	06.14.09	09.02.09	11.14.09	12.18.09	12.18.09	12.31.05
	03.06.09	06.30.06			06.14.09	09.02.09	11.14.09	12.18.09	12.18.09	12.31.06

Granted	37,668,588	275,778	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	935,660
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,075,160)	(825)	(7,050)	—	(19,350)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001	36,593,428	274,953	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	935,660

Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,271,749)	(2,343)	(5,500)	—	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)	(16,840)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	35,321,679	272,610	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600	918,820

Exercised	—	—	—	—	—	—	—	—	(64,444)	—
Forfeited	(6,345,632)	(150)	(24,050)	—	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)	(23,950)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	28,976,047	272,460	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406	894,870

Exercised	—	—	—	—	—	—	(3,000)	—	(42,574)	—
Forfeited	(1,047,721)	(240)	—	—	(33,484)	(8,800)	—	(2,539,840)	(13,326)	(240)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	27,928,326	272,220	12,250	2,500	783,621	106,050	106,000	20,531,141	339,506	894,630

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002 Plans

	(in number of options)
Exercise price	€ 17.20	€ 16.90	€ 14.40	€ 13.30	€ 5.20	€ 3.20	€ 4.60	€ 5.40

Exercise period
From	02.15.03	04.02.03	05.13.03	06.03.03	09.02.03	10.07.03	11.14.03	12.02.03
	02.15.06		05.13.06	06.03.06	09.02.06	10.07.06	11.14.06	12.02.06
To	02.14.10	04.01.10	05.12.10	06.02.10	06.01.10	10.06.10	11.13.10	12.01.10
	02.14.10		05.12.10	06.02.10	06.01.10	10.06.10	11.13.10	12.01.10

Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	—	—	—	—	—	—	—	—
Forfeited	(14,250)	(1,000)	—	(17,660)	(64,250)	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050

Exercised	—	—	—	—	(32,182)	(853)	(3,375)	—
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800

Exercised	—	—	—	—	(204,147)	(3,165)	(20,838)	(3,562)
Forfeited	(5,578)	(6,000)	(4,469)	(5,771)	(60,849)	(3,885)	(7,294)	(2,000)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	83,367	35,750	44,581	243,479	654,390	13,459	75,993	38,238

	2003 Plans

	(in number of options)
Exercise price	€ 6.70	€ 6.70	€ 7.60	€ 8.10	€ 9.30	€ 10.90	€ 11.20	€ 11.10

Exercise period
From	03.07.04	07.01.06	06.18.04	07.01.04	09.01.04	10.01.04	11.14.04	12.01.04
	03.07.07	07.01.07	06.18.07	07.01.07	09.01.07	10.01.07	11.14.07	12.01.07
To	03.06.11	06.30.07	06.17.11	06.30.11	08.31.11	09.30.11	11.13.11	11.30.11
	03.06.11	06.30.08	06.17.11	06.30.11	08.31.11	09.30.11	11.13.11	11.30.11

Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	—	—	—	—	—	—
Forfeited	(1,583,230)	(17,193)	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850

Exercised	(1,221,749)	(111)	(6,944)	(473)	(1,603)	—	—	(562)
Forfeited	(1,142,822)	(605)	(31,654)	(23,951)	(6,300)	(29,376)	(2,000)	(37,300)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	21,671,314	809,411	299,602	29,526	141,497	71,974	61,600	163,988

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004 Plans

	(in number of options)
Exercise price	€ 13.20	€ 13.10	€ 12.80	€ 11.70	€ 9.90	€ 9.80	€ 11.20	€ 11.90

Exercise period
From	03.10.05	04.01.05	05.17.05	07.01.05	09.01.05	10.01.05	11.1205	12.01.05
	05.10.08	04.01.08	05.17.08	07.01.08	09.01.08	10.01.08	11.12.08	12.01.08
To	03.09.12	03.31.12	05.16.12	06.30.12	08.31.12	09.30.12	11.11.12	11.30.12
	03.09.12	03.31.12	05.16.12	06.30.12	08.31.12	09.30.12	11.11.12	11.30.12

Granted	18,094,315	48,100	65,100	313,450	38,450	221,300	69,600	42,900
Exercised	—	—	—	—	—	—	—	—
Forfeited	(724,065)	(7,350)	(2,550)	(13,500)	—	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	17,370,250	40,750	62,550	299,950	38,450	221,300	69,600	42,900

      The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).
      The following table sets forth the U.S. and Canadian companies, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2004, the weighted average exercise price and the weighted average exercise period.

		Outstanding options			Exercisable options

			Weighted
			remaining	Weighted		Weighted
		Number	exercise	average	Amount	average
		outstanding at	period	exercise	exercisable at	exercise
Company	Exercise price	31/12/2004(a)	(years)	price	31/12/2004(a)	price

Packet Engines	USD 0.29-USD 0.86	14,372	2.89	0.50	14,372	0.50
Xylan	USD 0.05-USD 18.14	1,897,842	3.02	8.60	1,897,842	8.60
Internet Devices Inc.	USD 0.26-USD 1.17	26,480	3.83	0.89	26,480	0.89
DSC	USD 16.57-USD 44.02	110,150	1.24	30.76	110,150	30.76
Genesys	USD 0.01-USD 41.16	3,407,778	4.26	20.70	3,407,778	20.70
Newbridge	USD 11.72-USD 52.48	389,110	0.26	42.55	389,110	42.55
Astral Point	EUR 0.29-EUR 58.71	254,395	6.33	16.83	253,363	16.84
Telera	EUR 0.43-EUR 6.36	188,605	5.23	5.23	173,042	5.13
Imagic TV	EUR 2.84-EUR 64.68	130,372	2.55	15.40	95,694	17.59
TiMetra	EUR 0.53-EUR 7.97	2,172,909	5.83	5.31	1,069,286	3.80
Spatial Wireless	EUR 0.24-EUR 9.1	1,563,396	8.97	4.48	408,532	2.92

Total number of options		10,155,409			7,845,649

(a)	In number of Alcatel shares.
     In the case of Astral Point, Telera, iMagic TV, TiMetra and Spatial Wireless, upon exercise, Alcatel will issue new ADSs (or, consequently, shares); the options set forth in the above table for Packet Engines, Xylan, Internet Devices, DSC, Genesys and Newbridge entitle the holders to purchase existing ADSs held by Group subsidiaries.
      The option plans of Alcatel Optronics U.K. Ltd (formerly Kymata Ltd) acquired in September 2001, provided for the issuance of up to 402,595 Class O ADSs or Alcatel Class O shares at exercise prices ranging from € 0.80 to € 35.15. As part of the disposal of Alcatel’s optical components business, these stock option plans were transferred to Avanex.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Only stock option plans established after November 7, 2002 and whose stock options had not yet vested as of January 1, 2005 fall within the scope of IFRS 2 (Share-based Payment), which will be applied starting January 1, 2005.
      The following schedule details the options falling within the scope of IFRS:

		Exercise period

Year	Exercise price	from	to	Number of options

2002	€ 4.60	11.14.03	11.13.10	45,281
		11.14.06	11.13.10
	€ 5.40	12.02.03	12.01.10	19,900
		12.02.06	12.01.10
2003	€ 6.70	03.07.04	03.06.11	12,079,954
		03.07.07	03.06.11
	€ 7.60	06.18.04	06.17.11	184,844
		06.18.07	06.17.11
	€ 8.10	07.01.04	06.30.11	19,356
		07.01.07	06.30.11
	€ 9.30	01.09.04	08.31.11	98,244
		09.01.07	08.31.11
	€ 10.90	10.01.04	09.30.11	56,206
		10.01.07	09.30.11
	€ 11.20	11.14.04	11.13.11	46,375
		11.14.07	11.13.11
	€ 11.10	12.01.04	11.30.11	131,288
		12.01.07	11.30.11
	€ 0.53-€ 7.97			1,011,892
2004	€ 13.20	03.10.05	03.09.12	17,370,250
		05.10.08	03.09.12
	€ 13.10	04.01.05	03.31.12	40,750
		04.01.08	03.31.12
	€ 12.80	05.17.05	05.16.12	62,550
		05.17.08	05.16.12
	€ 11.70	07.01.05	06.30.12	299,950
		07.01.08	06.30.12
	€ 9.90	09.01.05	08.31.12	38,450
		09.01.08	08.31.12
	€ 9.80	10.01.05	09.30.12	221,300
		01.10.08	09.30.12
	€ 11.20	11.12.05	11.11.12	69,600
		11.12.08	11.11.12
	€ 11.90	12.01.05	11.30.12	42,900
		12.01.08	11.30.12
	EUR 0.24-EUR 9.1			1,563,396

Total				33,402,486

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(d) Distributable retained earnings
      Not all consolidated retained earnings are available for the distribution of dividends, due primarily to the impact of consolidation adjustments. At December 31, 2004, Alcatel, the parent company, had distributable retained earnings of € 1,868 million. Distributable retained earnings were € 1,873 million at December 31, 2003 and € 0 million at December 31, 2002.
(e)  Treasury stock
      Alcatel has established a buy-back program for the ordinary shares, authorized at the shareholders’ ordinary annual general meetings held on April 18, 2002, April 17, 2003 and June 4, 2004, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchases may only relate up to a maximum of 10% of the capital stock over a period of up to 18 months from the most recent shareholders’ general meeting. As part of this program, no shares had been purchased as of December 31, 2004 (no shares had been purchased as of December 31, 2003 and 2002).
      Alcatel shares owned by Group consolidated subsidiaries, which amounted to € 1,605 million at December 31, 2004 (€ 1,728 million at December 31, 2003 and € 1,734 million at December 31, 2002), are deducted at cost from retained earnings.
Note 22 — Minority interests

(in millions
of euros)

Balance at December 31, 2001	219

Other changes(a)	106
Minority interests in 2002 income	18

Balance at December 31, 2002	343

Other changes	—
Minority interests in 2003 income	20

Balance at December 31, 2003	363

Other changes(b)	(53)
Minority interests in 2004 income	66

Balance at December 31, 2004	376

(a)	Of which € 252 million related to the consolidation of Alcatel Shanghai Bell.

(b)	This amount relates to translation adjustments and to the distribution of dividends.
Note 23 — Other equity
      On December 19, 2002, Alcatel issued 120,786,517 notes, of nominal value € 5.34 each, mandatorily redeemable for new or existing shares (ORANE) (one share for one note), for a total amount of € 645 million, with a maturity date of December 23, 2005. The notes carry an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to € 1.09115 for each note.
      Interest due on the ORANEs for 2004 was € 44 million.
      For the repayment of the ORANEs, Alcatel may either issue new shares, use treasury shares held by consolidated companies, or shares acquired not for cash but in connection with restructuring operations.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2004, 3,660 notes were repaid by issuance of 3,212 shares. In 2003, 2,338 notes were repaid by issuance of 1,828 shares. The difference in the amount of notes and shares corresponds to the reimbursement of prepaid interest by the noteholders.
Note 24 — Pensions, retirement indemnities and other post-retirement benefits
      In accordance with the laws and customs of each country, the Group provides to its employees pension plans, health insurance and reimbursement of medical expenses. In France, Group employees benefit from a retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.
      Over and above state pension plans, the plans can be defined contribution plans or defined benefit plans. In the latter case, the plans are wholly or partially funded by assets solely to support such plans (securities, bonds, insurance contracts or other types of dedicated investments).
(1)  State plans
      In certain countries, and more particularly in France and Italy, the Group participates in state plans, for which contributions expensed correspond to the contributions due to the state organizations. State plans are considered to be defined contribution plans.
(2)  Defined contribution plans
      The benefits paid out depend solely on the amount of contributions paid into the plan and the investment returns arising from the contributions. The Group’s obligation is limited to the amount of contributions that are expensed.
(3)  Defined benefit plans
      Independent actuaries calculate annually the Group’s obligation in respect of these plans, using the projected unit credit method. Actuarial assumptions comprise mortality, rates of employee turnover, projection of future salary levels and revaluation of future benefits. Future estimated benefits are discounted using discount rates appropriate to each country. These plans have differing characteristics:

—	perpetual annuity: the retirees benefit from the receipt of a pension during their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States.

—	lump-sum payment on the employee’s retirement or departure: These plans are to be found primarily in France, Belgium and Italy.

—	post-employment medical care during retirement: in the United States, Alcatel contributes to plans that reimburse medical expenses of certain retired employees.
(a)  Post-employment benefits and retirement indemnities
      Post-employment benefits are determined in accordance with the accounting principles presented in note 1i).
      For retirement plans, actuarial gains and losses are recognized as income or expense in accordance with the “corridor” method (net cumulative actuarial gains and losses exceeding the greater of 10% of the present value of the defined benefit obligations and 10% of the fair value of the plan assets are amortized as income or expense over the expected average remaining working lives of the employees participating in those plans).
      For plans reimbursing medical expenses, the actuarial gains and losses are amortized as income or expense over the average remaining working lives of the employees participating in those plans.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2004, 2003 and 2002 are as follows (the rates indicated are weighted average rates):

	2004	2003	2002

Discount rate	4.46%	4.81%	5.75%
Future salary increases	3.52%	3.55%	3.72%
Expected long-term return on assets	4.70%	4.50%	4.47%
Post-retirement cost trend rate	5.00%	5.00%	NA
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	NA	15 years	15 years
      The above rates are broken down by geographical segment as follows for 2004, 2003 and 2002:

			Expected long-term
	Discount rate	Future salary increases	return on assets

2004
France	4.32%	2.82%	4.73%
Belgium	4.30%	5.98%	4.00%
United Kingdom	5.25%	4.50%	6.50%
Germany	4.31%	2.75%	4.50%
Rest of Europe	3.96%	2.55%	4.68%
North America	5.27%	4.76%	5.37%
Other	5.03%	4.16%	3.37%
2003
France	4.30%	2.25%	3.42%
Belgium	4.80%	7.00%	1.50%
United Kingdom	5.30%	2.60%	6.50%
Germany	4.80%	3.00%	5.81%
Rest of Europe	4.83%	4.27%	4.02%
North America	5.28%	4.00%	7.01%
Other	5.12%	4.19%	4.92%
2002
France	5.50%	2.57%	5.00%
Belgium	6.00%	7.00%	1.50%
United Kingdom	5.50%	3.75%	6.00%
Germany	6.00%	2.98%	7.00%
Rest of Europe	5.36%	4.64%	3.59%
North America	6.50%	4.93%	7.40%
Other	6.45%	5.11%	5.98%
      The discount rates are obtained by reference to market yields on high quality bonds having maturity dates equivalent to those of the plans.
      The returns on plan assets depend upon the make-up of the investment portfolio, the maturity dates of the assets and the expected future performance.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Components of net periodic cost:

	2004	2003	2002

	(in millions of euros)
Service cost	72	96	138
Interest cost	146	153	180
Expected return on plan assets	(96)	(95)	(110)
Amortization of transition obligation	—	(2)	(2)
Amortization of prior service cost	—	5	5
Amortization of recognized actuarial gain/(loss)	(5)	(19)	(11)
Effect of curtailments	(15)	(55)	(35)
Effect of settlements	—	23	23
Special termination benefits	—	1	(1)

Effect of adjustment on net asset	2
Net periodic benefit cost	104	107	187

Of which operational costs	54	37	117
financial costs	50	70	70
      The change in the obligation recorded in the balance sheet is as follows:

	2004	2003	2002

	(in millions of euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	3,282	3,270	3,305
Service cost	72	96	138
Interest cost	146	153	180
Plan participants’ contributions	4	5	8
Amendments	(29)	23	101
Business combinations	—	—	1
Disposals	(72)	(36)	(157)
Curtailments	(14)	(73)	(73)
Settlements	(19)	(65)	(44)
Special termination benefits	0	1	(1)
Actuarial loss/(gain)	41	211	139
Benefits paid	(166)	(186)	(250)
Other (foreign currency translation)	(18)	(117)	(77)

Benefit obligation at end of year	3,227	3,282	3,270

Benefit obligation excluding effect of future salary increases	2,886	2,825	2,852
Effect of future salary increases	341	457	418

Benefit obligation	3,227	3,282	3,270

Of which retirement plans	3,210	3,282	3,270
Of which post-employment medical care plans	17	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004	2003	2002

	(in millions of euros)
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	2,050	2,137	2,281
Actual return on plan assets	143	91	(36)
Employers’ contribution	84	68	103
Plan participants’ contributions	4	5	8
Amendments	(56)	4	78
Business combinations	—	—	19
Disposals	(10)	(5)	(71)
Curtailments	—	(3)	—
Settlements	(15)	(61)	(83)
Benefits paid/Special termination benefits	(108)	(108)	(129)
Other (foreign currency translation)	(8)	(78)	(33)

Fair value of plan assets at end of year	2,084	2,050	2,137

Present value of defined benefit obligations that are wholly or partly funded	(3,110)	(3,120)	(3,103)
Fair value of plan assets	2,084	2,050	2,137

Funded status of defined benefit obligations that are wholly or fully funded	(1,026)	(1,070)	(966)

Present value of defined benefit obligations that are wholly unfunded	(117)	(162)	(167)

Funded status	(1,143)	(1,232)	(1,133)

Unrecognized actuarial loss/(gain)	16	162	45
Unrecognized transition obligation	—	(3)	2
Unrecognized prior service cost	—	63	70
Unrecognized surplus (due to application of asset ceiling)	(17)	—	—

NET AMOUNT RECOGNIZED	(1,144)	(1,010)	(1,016)

      The unfunded status, which amounted to € 1,143 million at December 31, 2004 (€ 1,232 million at December 31, 2003 and € 1,133 million at December 31, 2002), relates primarily to France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans.
      Plan assets are invested as follows:

	Private and	Equity	Marketable	Property
	public bonds	shares	securities	assets	Total

	(in millions of euros and percentage)
2002	952	597	390	198	2,137
	45%	28%	18%	9%	100%

2003	845	546	372	287	2,050
	41%	27%	18%	14%	100%

2004	844	555	373	312	2,084
	40%	27%	18%	15%	100%

      The investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity securities cannot exceed 80% of plan assets and no individual equity security may

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
represent more than 5% of total equity securities within the plan. The equity securities held by the plan must be listed on a recognized exchange.
      The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.
      Marketable securities must also have a long-term minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.
b)  Impact of first-time application of the CNC’s 2003-R.01 recommendation
      Starting January 1, 2004, Alcatel decided to apply the Conseil National de la Comptabilité (CNC)’s recommendation 2003-R.01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to anticipate application of the accounting principles set forth in IAS 19 (Employee Benefits).
      The actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that were recorded at December 31, 2003, have been recorded in shareholders’ equity in accordance with the option provided by the CNC in its press release dated July 22, 2004, in order to adopt the same accounting treatment that will be applied in the opening balance sheet in accordance with IFRS (International Financial Reporting Standards).
      Actuarial gains and losses arising since January 1, 2004 have been recorded in accordance with the “corridor’ method, which consists of recording the actuarial differences as an adjustment to the defined benefit liability and amortizing them to income insofar as they exceed a certain threshold.
      Applying this recommendation has resulted in:

—	recording the actuarial differences at December 31, 2003, as described above, in shareholders’ equity;

—	harmonizing the Group’s methods for calculating employee benefit obligations;

—	recording provisions for post-employment benefits that had not been previously provided.
      The impact of the first-time application of the CNC’s recommendation 2003-R01 resulted in a decrease in shareholders’ equity of € 209 million, analyzed as follows:

(in millions
of euros)

— Recognition in shareholders’ equity of unrecognized amounts at December 31, 2003 (unrecognized actuarial gains and losses, transition obligation and prior service costs already vested)	222
— First-time accounting for post-employment medical care plans	17
— Harmonization of the Group’s methods for the calculation of employee benefit obligations	(30)
Total impact on Group shareholders’ equity	209

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The table below presents the principal figures for 2004, 2003 and 2002 in accordance with the 2003 accounting method and, for 2004, in accordance with the new method now adopted.

	2004

	Former
	method	New
	(unaudited)	method	2003	2002

	(in millions of euros)
Present value of funded obligations at December 31	(3,200)	(3,227)	(3,282)	(3,270)
Fair value of plan assets at December 31	2,084	2,084	2,050	2,137
Unfunded status	(1,116)	(1,143)	(1,232)	(1,133)
Actuarial gains and losses, effect of curtailments and/or settlements, transition obligation and, for 2004 only, unrecognized surplus	239	(1)	222	117

Liability recognized in the balance sheet	(877)	(1,144)	(1,010)	(1,016)

Expense recognized in the income statement	72	104	107	187

Of which: operating expense	29	54	37	117
finance cost	43	50	70	70
Note 25 — Other reserves
(a)  Balance at closing

	2004	2003	2002(a)

	(in millions of euros)
Reserves for product sales	928	1,203	1,489
Reserves for restructuring	662	1,068	919
Reserves for litigation	97	76	—
Other reserves	591	706	893

Total	2,278	3,049	3,301

(a)	Provisions for litigation at December 31, 2002 are included in other reserves.
     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.
      In 2003, and following the CNC’s recommendation 2003-R.01, for the first time, long-service awards to employees were accounted for in other reserves (see note 1), resulting in an impact in other expense of € 34.2 million (accounted for at January 1, 2003) and a reduction in the reserve for 2003 of € 0.3 million (accounted for in income (loss) from operations).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Change during 2004

					Change in
	December 31,				consolidated		December 31,
	2003	Appropriation	Utilization	Reversals	companies	Other	2004

	(in millions of euros)
Reserves for product sales	1,199	428	(337)	(299)	(68)	5	928
Reserves for restructuring	1,068	368	(606)	(64)	(67)	(37)	662
Reserves for litigation(a)	76	67	—	(43)	—	(3)	97
Other reserves(b)	706	72	(44)	(117)	10	(36)	591

Total	3,049	935	(987)	(523)	(125)	(71)	2,278

Effect on the income statement (net of expenses booked):
— income from operations(a)		(505)		376			(129)
— financial income		(3)		7			4
— restructuring costs		(368)		64			(304)
— other revenue (expense)		(46)		28			(18)
— taxes(b)		(13)		48			35

Total		(935)		523			(412)

(a)	Of which, € 28 million results from the reversal of a reserve made in income (loss) from operations in each of 2000 and 2001 in connection with the resolution of legal proceedings with a distributor pursuant to an arbitration award that occurred during the first half 2004.

(b)	Of which, € 48 million results from the reversal of a reserve in income taxes corresponding to the change in the estimate of a provision for tax risks.
(c)  Analysis of restructuring reserves

	2004	2003	2002

	(in millions of euros)
Opening balance	1,068	919	1,113

Expensed during year	(606)	(980)	(1,105)
New plans and adjustments to previous estimates(a)	304	1,160	1,081
Effect of acquisition (disposal) of consolidated subsidiaries	(67)	(20)	(41)
Currency translation adjustments and others	(37)	(11)	(129)

Closing balance	662	1,068	919

(a)	In 2004, € 304 million of restructuring costs related to new plans and adjustments to previous estimates (in 2003, restructuring costs amounted to € 1,314 million, of which € 1,160 million related to new plans and adjustments to previous estimates and € 154 million related to asset write-offs).
     For 2004, restructuring reserves concern primarily continuing layoffs in France, Germany and Spain.
      For 2003, restructuring reserves related mainly to costs linked to continuing layoffs in France, Italy, Spain, Germany and the United States.
      For 2002, the restructuring reserves related mainly to:
      — Costs linked to the continuation of restructuring in the United States (carrier networking activities).
      — Costs linked to the continuation of layoffs in European activities (carrier networking activities).
      — Costs linked to restructuring in the optics division, mainly optronics and optical fiber.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 26 — Financial debt
      On December 31, 2004, outstanding Alcatel bonds amounted to € 3,764 million compared to € 4,804 million a year before. This is the result of the following transactions in 2004:

		Maturing	Maturing
		in 2004	after 2004
	Total
	(in millions of euros)
• Tender offer to exchange bonds and issuance of new bonds	96	—	96
• Buy-back of bonds from the market	(617)	(24)	(593)
• Repayments	(519)	(519)	—

Total repurchases, repayments and exchange	(1,040)	(543)	(497)

(a)  Analysis of debt by type

	2004	2003	2002

	(in millions of euros)
Convertible bonds	1,022	1,022	—
Bonds	2,742	3,782	5,325
Bank loans and overdrafts	411	313	244
Capital lease obligations	45	57	80
Accrued interest	139	119	134

Total	4,359	5,293	5,783

      On June 12, 2003, Alcatel issued 63,192,027 bonds having a nominal value of €16.18 each, convertible into new or existing Alcatel ordinary shares (OCEANE) for a total value of € 1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.
Changes in 2004:
     • Offer to exchange bonds:
      On March 17, 2004, Alcatel launched an offer to exchange bonds in a strategy primarily to lengthen its average debt maturity. On March 30, 2004, Alcatel announced that bonds with a nominal value of € 366 million, which were part of Alcatel’s 7% bond issue of € 1.2 billion, due 2006, had been exchanged by the holders for new euro bonds having a nominal value of € 412 million, due 2014. The new bonds bear interest at 6.375% per annum and produce a return of 6.49%. Additional bonds having a nominal value of € 50 million, which are interchangeable with the new bonds, were also issued. The total nominal value of the new and additional bonds, due 2014, amounts to € 462 million. The exchange offer, which closed on April 7, 2004, was recorded in the second quarter 2004. The loss arising on the exchange offer (€ 43 million) will be amortized over the life of the bonds in accordance with the requirements of IAS 39. The amortization charge for 2004 included in financial income (loss) was € 3 million.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     • Repurchases and repayments:
      During 2004, certain other bonds were subject to buy-back and cancellation, amounting to € 643 million and corresponding to a nominal value of € 617 million, detailed as follows:

Nominal value
Repurchased bonds	repurchased

5.75% FRF due February 2004	€762,245
5% EUR due October 2004	€22,819,000
5.875% EUR due September 2005	€217,102,000
Zero-rate coupon due June 2006	€111,191,052
5.625 % EUR due March 2007	€38,874,495
7% EUR due December 2006	€226,209,000
      The difference between the repurchased amount and the nominal value was included in financial income (loss) in “other financial items (net)” (see note 5).
      The other changes for 2004 were the repayment on February 17, 2004 of the residual € 183 million on € 305 million in bonds issued by Alcatel at a fixed rate of 5.75% in February 1994, and the repayment on October 12, 2004 of the residual € 336.4 million in bonds issued at a rate of 5% on October 12, 1999.
Changes in 2003
      During 2003, € 987 million of bonds were repurchased and cancelled, either on the occasion of the tender offer, or as a result of selective buy-back operations.

•	2003 tender offer to repurchase bonds
      Following the issuance of bonds convertible into new or existing Alcatel ordinary shares (OCEANE) referred to above, and with the aim of extending the maturity dates of its financial debt, Alcatel announced on June 16, 2003 a tender offer to bondholders to repurchase part of the bonds of three debt issues maturing in 2004 and 2005. This offer, which began on June 16, 2003, was made by way of book building by institutional investors, followed by a fixed price offer to individuals. By the expiration date of the offer, Alcatel had purchased € 352 million of bonds, having a nominal value of € 342 million. The difference between the purchase price and the nominal value has been included in financial income (loss).
      The result of this offer is set out in the following table:

Nominal value
Repurchased bonds	repurchased

5.75% FRF due February 2004	€72,722,746
5% EUR due October 2004	€108,912,000
5.875% EUR due September 2005	€160,701,000
      The offer closed on July 7, 2003.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Other changes in 2003:
      In addition to the tender offer to repurchase bonds, certain other bonds were subject to buy-back and cancellation in 2003, amounting to € 642 million, corresponding to a nominal value of € 645 million, detailed as follows:

Nominal value
Maturity date	repurchased

September 2003	€287,167,000
February 2004	€30,902,972
October 2004	€31,855,000
September 2005	€45,878,000
December 2006	€110,025,000
March 2007	€35,342,277
February 2009	€103,250,000
      The difference between the repurchased amount and the nominal value was also included in financial income (loss).
      Other changes for 2003 were as follows:

—	Repayment on September 12, 2003 of the residual € 271 million on € 600 million in floating rate bonds issued by Alcatel in September 2000,

—	Repayment on October 22, 2003 of the residual € 284 million on € 305 million in bonds at a fixed rate of 6.375% issued by Alcatel in October 1993.
      The main changes for 2002 were as follows:

—	Repayment on March 20, 2002 of the residual Yen 28 billion (€ 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

—	Repayment on June 20, 2002 of the residual € 315 million on € 600 million in floating rate bonds issued by Alcatel in June 2000,

—	Buy-back and cancellation of bonds in the amount of € 86 million (€ 41 million related to bonds maturing in September 2003, € 21 million related to bonds maturing in October 2003, € 17 million related to bonds maturing in February 2004 and € 7 million related to bonds maturing in February 2009).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Analysis by maturity date

	2004	2003

	(in millions of
	euros)
Short-term financial debt	1,036	883

2005	—	847
2006	598	1,308
2007	194	223
2008	9	—
2009	1,018	1,010
2010 and thereafter	1,504	1,022

Long-term financial debt	3,323	4,410

Total	4,359	5,293

(c)  Debt analysis by rate

	2004		2003		2002

	Before	After	Before	After	Before	After
	hedging	hedging	hedging	hedging	hedging	hedging

	(in millions of euros)
Total fixed rate debt	4,221	905	5,100	1,297	4,927	1,800
Total floating rate debt	138	3,454	193	3,996	856	3,983

Total	4,359	4,359	5,293	5,293	5,783	5,783

      At December 31, 2004, the weighted average interest rate of financial debt before accounting for hedging instruments was 5.18% (5.6% as of December 31, 2003).
      At December 31, 2004, the weighted average interest rate of financial debt after accounting for hedging instruments was 3.72% (4% as of December 31, 2003).
(d) Debt analysis by currency

	2004		2003		2002

	Before	After	Before	After	Before	After
	hedging	hedging	hedging	hedging	hedging	hedging

	(in millions of euros)
Euro	4,265	4,265	5,143	5,161	5,597	3,530
U.S. dollar	52	52	86	86	90	2,093
Other	42	42	64	46	96	160

Total	4,359	4,359	5,293	5,293	5,783	5,783

(e)  Fair value
      The fair value of Alcatel’s debt is determined for each loan by discounting the future cash flows using a discount rate corresponding to bond yields at the end of the year, adjusted by the Group’s credit rate risk. The fair value of debt and bank overdrafts at floating interest rates approximates the net carrying amounts.
      At December 31, 2004, the fair value of debt before hedging (and credit spread) amounted to € 4,733 million (€ 5,574 million as of December 31, 2003). The fair value of the financial instruments that hedge the

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
debt is calculated in accordance with the same method, based on the net present value of the future cash flows.
      At December 31, 2004, the fair value of the debt after hedging was € 4,555 million (€ 5,409 million as of December 31, 2003).
(f)  Credit rating and financial covenant
      As of January 8, 2005, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	BB	B	Stable	November 10, 2004
Moody’s	Ba3	Not Prime	Positive	September 8, 2004
      In 2004, Standard and Poor’s decided to revise Alcatel’s long-term debt credit rating from B+ to BB-, outlook stable and Moody’s revised its long-term rating from B1 to Ba3, maintaining an outlook positive.
Recent history of Alcatel’s long-term debt credit rating

Date	Standard & Poor’s

November 10, 2004	BB	Outlook Stable
March 10, 2004	BB-	Outlook Stable
August 11, 2003	B+	Outlook Stable
October 4, 2002	B+	Outlook Negative
July 12, 2002	BB+	Outlook Negative

Date	Moody’s

September 8, 2004	Ba3	Outlook Positive
May 10, 2004	B1	Outlook Positive
December 5, 2003	B1	Outlook Stable
November 20, 2002	B1	Outlook Negative
July 9, 2002	Ba1	Outlook Negative
Rating clauses affecting Alcatel debt at December 31, 2004
      Alcatel’s short-term debt rating allows a very limited access to the commercial paper market. Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and was first applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings move back to investment grade.
Syndicated bank credit facility
      On June 21, 2004, Alcatel closed a € 1,300 million 3-year multi-currency revolving credit facility. This facility replaced the undrawn € 1,375 million syndicated facility maturing in April 2005 that was put in place on April 9, 2002 (for an initial amount of € 2,075 million, of which € 700 million matured within one year).
      The availability of this syndicated credit facility of € 1,300 million is not dependent upon Alcatel’s credit ratings. At December 31, 2004, the credit facility had not been drawn and remained undrawn at the date of approval of the 2004 financial statements by Alcatel’s Board of Directors. Alcatel’s ability to draw on this facility is conditioned upon its compliance with certain financial covenants. The facility contains two financial covenants, the first is a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to the capacity of Alcatel to generate sufficient cash to repay its net debt. Alcatel was in compliance with these financial covenants at December 31, 2004, 2003 and 2002. As the Group had cash and cash

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
equivalents in excess of its gross financial debt at December 31, 2004 and December 31, 2003, the above-mentioned ratios were not applicable at these dates.
Note 27 — Market-related exposures
      The Group has a centralized treasury management in order to minimize the Group’s exposure to market risks, including interest rate risk, foreign exchange risk, and counterparty risk. The Group uses derivative financial instruments having off balance sheet risk characteristics to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates.
      All of Alcatel’s debt is issued in euros. Interest rate derivatives are used primarily to convert fixed rate debt into floating rate debt.
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
A — Interest rate risk
      Derivative financial instruments held at December 31, 2004 are intended to reduce the cost of debt and to hedge interest rate risk. As of December 31, 2004 and 2003, outstanding interest rate derivatives have the following characteristics:
(a)  Outstanding interest rate derivatives at December 31, 2004
Analysis by type and maturity date

	2004

	Contract notional amounts
	Maturity date					2003

	Less than	1 to	After		Market		Market
	one year	5 years	5 years	Total	value	Total	value

	(in millions of euros)
Interest rate swaps
Pay fixed rate	727	3,312	49	4,088	27	1,707	(42)
Pay floating rate	1,190	5,547	548	7,285	149	5,563	204
Caps
Buy	1,482	2,247	—	3,729	13	14,606	3
Sell	981	1,990	—	2,971	(11)	13,824	—
Floors
Buy	367	—	—	367	2	9,452	100
Sell	367	—	—	367	(2)	9,452	(100)
Forward rate agreements
Buy	—	—	—	—	—	600	(1)
Sell	—	—	—	—	—	600	1
Options on interest rate swaps USD Libor
Buy	—	—	—	—	—	871	7
Sell	—	—	—	—	—	871	(7)

Total market value					178		165

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Interest rate sensitivity
     Interest rate sensitivity in terms of financial cost
      An immediate increase in interest rates of 1%, applied to financial assets and liabilities and related hedging instruments, would decrease interest expense by € 14 million for 2004 (€ 15 million for 2003).
     Interest rate sensitivity in terms of mark-to-market
      An increase of 1% in the interest rate curve, applied to financial debt and related hedging instruments, would have a positive impact of € 50 million on the market value of the financial debt in 2004 (€ 62 million in 2003).
B — Currency risk
      The financial instruments held or issued at December 31, 2004 are hedges of exchange risks arising from payables or receivables, either commercial or financial, and known future transactions as of the year-end. The latter mainly relate to commercial bids expressed in foreign currency. Most of the currency derivatives mature within one year.
      At December 31, 2004, off balance sheet financial instruments held to manage currency risk were as follows:
Outstanding currency derivatives at December 31

	2004					2003

	U.S.	Pound			Market		Market
	dollar	sterling	Other	Total	value	Total	value

	(in millions of euros)
Buy/Lend currency
Forward exchange contracts	784	232	706	1,722	(37)	2,146	(74)
Short-term exchange swaps	—	80	52	132	(2)	163	(6)
Cross currency swaps	—	—	—	—	—	19	(6)
Currency option contracts:
— Buy call	634	669	103	1,406	18	2,372	140
— Sell put	460	1,174	1,019	2,653	(72)	1,388	(55)

Total	1,878	2,155	1,880	5,913	(93)	6,088	(1)

Sell/Borrow currency
Forward exchange contracts	2,204	338	382	2,924	177	3,165	235
Short-term exchange swaps	264	13	108	385	5	807	27
Cross currency swaps	—	—	—	—	—	73	27
Currency option contracts:
— Sell call	660	629	166	1,455	(17)	2,304	(146)
— Buy put	776	1,209	1,047	3,032	86	1,917	73

Total	3,904	2,189	1,703	7,796	251	8,266	216

Total market value					158		215

      Most of the currency derivatives entered into have a maturity of less than one year.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
C — Fair value of cash and cash equivalents, net of financial debt

	2004		2003

	Carrying	Fair	Carrying	Fair
	value	value	value	value

			(in millions of
			euros)
Assets
Short term investments and cash and cash equivalents	5,099	5,160	6,269	6,317
Liabilities
Convertible bonds	(1,022)	(1,219)	(1,022)	(1,148)
Bonds and notes issued	(2,742)	(2,913)	(3,782)	(3,929)
Other borrowings	(595)	(601)	(489)	(497)
Interest rate derivatives	0	178	—	165

Cash and cash equivalents, net of financial debt	740	605	976	908

Currency derivatives	0	158
      The fair value of listed financial instruments is based on the quoted market price on the last trading day of the year.
      Fair values of non-listed financial instruments were estimated using one or more valuation models that incorporate observable or quantifiable market information. As a result of the subjective nature and the limitations of such estimates, the values presented for non-listed financial instruments may differ from the values that could have been obtained at December 31, 2004 in the event of a sale. The fair values used were based on market conditions existing at December 31, 2004. Minor changes in assumptions concerning those market conditions could have a material effect on the estimated values.
      Methods and assumptions used to estimate the fair value of gross financial debt are described in note 26 e.
      For non-listed investments and cash, the carrying amount is considered as a reasonable estimate of fair value.
      Fair values of currency and interest-rate derivatives were obtained by calculating the discounted value of firm or expected future cash flows, based on market conditions observed at December 31, 2004.

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
D — Stock market risk
      Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (see note 14).
      At December 31, 2004, no transactions are in progress on Alcatel shares or on other shares held by Alcatel.
Note 28 — Customers’ deposits and advances

	2004	2003	2002

	(in millions of euros)
Advance payments received on long-term contracts	637	842	1,024
Other deposits and advances received from customers	527	339	458

Total customers’ deposits and advances	1,164	1,181	1,482

Note 29 — Debt linked to the bank activity

	2004	2003	2002

	(in millions of euros)
Debt linked to the bank activity	105	224	246

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      This debt corresponds to the amount of customer loans and advances presented under the captions “Other investments” and “Other accounts receivable”:

—	2004: “Other investments” were € 105 million (note 14)

—	2003: “Other investments” were € 224 million (note 14).

—	2002: “Other investments” were € 176 million (note 14) and under “Other accounts receivable” were € 70 million.
Note 30 — Other payables
      Analysis is as follows:

	2004	2003	2002

	(in millions of euros)
Accrued payables and other	825	1,330	2,354
Wages, salaries and other social payables	839	913	1,001
Accrued taxes	449	361	380
Deferred taxes	80	71	112
Dividends to be paid	4	—	—
Government grants	41	45	48

Total	2,238	,720	3,895

Note 31 — Contractual obligations and disclosure related to off balance sheet commitments
(a)  Contractual obligations
      The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheet.

	Maturity date

	Less than			After
Contractual cash obligations	one year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Financial debt (excluding capital leases)	1,031	752	1,027	1,504	4,314
Capital lease obligations	5	40	—	—	45

Sub-total — included in Balance Sheet	1,036	792	1,027	1,504	4,359

Operating leases	104	160	118	164	546
Commitments to purchase fixed assets	28	—	—	—	28
Unconditional purchase obligations(a)	161	59	1	—	221

Sub total — Commitments	293	219	119	164	795

(a)	Other firm commitments result mainly from purchase obligations under multi-year supply contracts linked to the sale of businesses to third parties.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Rental expense (excluding capital lease rental payments) is as follows:

	2004	2003	2002

	(in millions of euros)
Minimum rentals	49	47	116
Indexed rentals	61	88	46
Sublease rentals	(5)	—	—

Total	105	135	162

(b) Off balance sheet commitments
      Off balance sheet commitments of the Group were primarily as follows:

—	certain guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions...);

—	guarantee relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

—	guarantees given under securitization programs or on sale of receivables (see description below).
      Alcatel does not rely on special purpose entities to deconsolidate these risks.

	2004	2003	2002

	(in millions of euros)
Guarantees given on contracts made by entities within the Group or by non-consolidated subsidiaries	1,742	2,106	2,787
Discounted notes receivable and other	5	25	14
Other contingent commitments	793	702	833

Sub-total — Contingent commitments	2,540	2,833	3,634

Debt security interests granted and other debt guarantees	156	157	262
Guarantees on cash pooling	605	652	807

Total	3,301	3,642	4,703

      No material commitments are omitted from this note 31 in accordance with current accounting practice.
Contingent commitments

	Deadline

	Less than			After
Contingent commitments	one year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Guarantees on Group contracts(a)	1,188	197	47	52	1,484
Guarantees on third party contracts	168	70	14	6	258
Discounted notes receivable and other	3	1	—	1	5
Other contingent commitments	342	58	213	180	793

Total	1,701	326	274	239	2,540

Counter guarantees received	301	87	12	4	404

(a) Reflected in balance sheet	478

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Commitments related to product warranties, pension and end-of-career indemnities are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts. For more information concerning litigation, see note 34. Potential commitments linked to the inclusion in French law of the European Directive on Waste Electrical and Electronic Equipment, which will only be applicable as from August 2005, are also not included.
      Guarantees given on Group long-term contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in the table “Guarantees granted on borrowings and advance payments received such as security interests” of this note). Alcatel gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the subsidiary contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the caption “product sale reserves” (see note 25) or in inventory reserve. The amounts concerned are given in the preceding table in the specific line item “(1) Reflected in balance sheet”.
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
      Guarantees given on third party long-term contracts could contingently require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was € 3 million at December 31, 2004 (€ 3 million at December 31, 2003 and € 5 million at December 31, 2002).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Guarantees granted on debt, advance payments received and security interests granted

	Deadline

	Less than			After 5
Guarantees on borrowings and advance payments received	one year	1-3 years	4-5 years	years	Total

	(in millions of euros)
Security interests granted	6	—	—	4	10
Other guarantees given	103	4	9	30	146

Total	109	4	9	34	156

Net book value of assets given in guarantee:
— financial assets	—	—	—	4	4
— other assets	6	—	—	—	6
Guarantee on cash pooling
      Not included in the preceding table is a guarantee granted to the banks that implement the Group cash pooling. This guarantee covers the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel Central Treasury’s accounts and the Group subsidiaries’ accounts. As of December 31, 2004, this guarantee was valued at € 0.6 billion (€ 0.7 billion as of December 31, 2003 and € 0.8 billion as of December 31, 2002).
Other specific commitments linked to significant operations
     SVF trust program
      In 1999, Alcatel launched a vendor financing securitization program, called the SVF trust, which was amended in May 2003, following previous amendments in June 2000 and May 2002.
      As Alcatel does not own any equity share in the trust, the SVF trust was not consolidated within the Group’s accounts in accordance with the “Comité de la Réglementation Comptable” Regulation 99-02. However, in accordance with new financial regulations, which are applicable from the first financial accounting year beginning after August 2, 2003, the SVF trust is consolidated with the Group’s accounts starting January 1, 2004.
      In April 2004, as part of a reassessment of its financing requirements and credit facilities and with a view to optimizing its financial costs, Alcatel decided to cancel this securitization program. As a result, the banks no longer have any financing commitments in this respect and Alcatel bought back from the SVF trust all outstanding receivables at nominal value during the second quarter 2004. The cancellation of the program did not have a significant impact on the results and financial position of the Group.

Sale of carry-back receivable
      In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from Alcatel’s decision to carry back 2001 tax losses. The cash received from this sale was € 149 million, corresponding to the discounted value of this receivable that will mature in five years. The difference between the net cash proceeds and the nominal value is being recorded over the five-year period as a financial expense. The financial expense for 2004 amounted to € 10 million.
      Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securitization of customer receivables
      In December 2003, Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with paragraph 10052 of the “Comité de la Réglementation Comptable” Regulation 99-02. The receivables sold at December 31, 2004, which amounted to € 82 million (€ 54 million at December 31, 2003), are therefore maintained in the consolidated balance sheet. At December 31, 2004, the maximum amount of receivables that can be sold amounted to € 150 million, representing a credit line available to the Group. This amount can be increased to € 250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.
Note 32 — Related party transactions
      The definition of related parties retained by the Group, effective January 1, 2003, is that of IAS 24 (revised in December 2003).
      Management is not aware of any shareholder holding more than 5.22% of the parent company’s share capital.
      Transactions with related parties during 2004 and 2003 were as follows:

	2004	2003

	(in millions
	of euros)
Net sales of goods and services
— Non-consolidated affiliates	42	47
— Equity affiliates	11	10
Cost of sales
— Non-consolidated affiliates	(67)	29
— Equity affiliates	(4)	6
      Outstanding balances arising from related party transactions at December 31, 2004 and 2003 were as follows:

	2004	2003

	(in millions of euros)
Assets:
— Non-consolidated affiliates	41	23
— Equity affiliates	14	4
— Valuation allowances	(6)	(5)
Other liabilities:
— Non-consolidated affiliates	(20)	56
— Equity affiliates	(15)	7
Financial debt:
— Non-consolidated affiliates	(11)	5
— Equity affiliates	(31)	17

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Key management personnel being members of the Group’s executive committee are listed in the Corporate Governance section of the Annual Report. In 2004, the total compensation paid to members of the executive committee was as follows:

	2004	2003

	(in millions of euros)
Salary and benefits in kind paid	11.6	7.5

	2004	2003

	(in number of options)
Stock options granted	1,355,000	1,396,256
Note 33 — Payroll, staff and staff training rights
(a)  Payroll and staff training rights

	2004	2003	2002

	(in millions of euros and
	number of staff)
Wages and salaries (including social security / pension costs)	3,740	4,004	5,488
of which remuneration of executive officers(a)	11.6	7.5	7.7
Staff training rights in hours(b)	312,400	60,486	75,940

(a)	Compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2004 because of their functions in Alcatel or in consolidated companies.

(b)	Cumulated number of training hours acquired by staff (French companies only) at December 31, 2004. No staff requests for training had been received at December 31, 2004.
(b) Staff

	2004	2003	2002

	(in number of staff)
Fixed communications	18,446	26,502	36,104
Mobile communications	15,350	14,110	14,816
Private communications	21,367	19,282	24,314
Other	555	592	706

Total	55,718	60,486	75,940

France	16,161	18,989	25,282
Germany	5,951	7,381	8,561
Other Western Europe	10,401	11,285	15,915
Rest of Europe	1,517	1,694	2,298
Asia Pacific	8,338	8,716	8,960
North America	8,783	9,075	10,788
Rest of world	4,567	3,346	4,136

Total	55,718	60,486	75,940

of which Executives and senior technical staff(a)	61%	55%	53%

(a)	Executives, senior technical staff and positions normally requiring a minimum of three years of higher education.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 34 — Contingencies
      In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the US) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel is involved in the following legal proceedings:
France Telecom
      Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed in Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the transmission division, and in 1992 in the switching division: in the latter it was recognized that parties’ dispute on pricing did not involve fraud by Alcatel CIT. Two settlement agreements were entered into with France Telecom, one in 1993 in relation to the transmission division, and the other in May 2004 in relation to the switching activity: in the latter it was recognized that the parties’ dispute on pricing did not involve fraud by Alcatel CIT.
      In April 1999, Alcatel learned that the criminal investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel had been misused. As a consequence, both Alcatel CIT and Alcatel filed civil complaints to preserve their rights with respect to this investigation.
      In January 2000, the investigating magistrate declared his investigation closed. Since then, the file has been the subject of several procedural developments, including appeals relating to the closing of the investigation phase with respect to a former employee of Alcatel CIT, who has been indicted. At the end of November 2004, the investigating magistrate again declared his investigation closed, following which three other indicted defendants took new procedural steps. It is therefore unlikely that the investigating magistrate will be able to close his investigation before June 2005 at the earliest.
Class A and Class O shareholders
      Several purported Class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for the former Optronics division’s products.
      The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. Amount of damages sough by these lawsuits has not yet been specified.
      The actions have been consolidated in the United States District Court, Southern District of New York. Alcatel is conducting a vigorous defense and denies any liability or wrongdoing with respect to this litigation. Alcatel filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint.
Costa Rica
      Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican Attorney General and the National Congress, regarding payments alleged to have been made by a consultant on behalf of an Alcatel subsidiary to various state and local officials in Costa Rica, two

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
political parties in Costa Rica and representatives of ICE, the state owned telephone company, in connection with the procurement by the Alcatel subsidiary of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter.
      In Costa Rica and other countries, Alcatel retains consultants to assist it with its local operations and contracts. Alcatel’s contracts with persons through whom Alcatel deals locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, Alcatel has a strict Statement of Business Practice (a copy of which is available on its web site, www.alcatel.com, under the heading Sustainable Development — Values and Charters) that imposes the highest standards of legal and ethical conduct on its employees. Alcatel rigorously enforce this Statement of Business Practice across the entire company and, when violations occur, Alcatel take prompt and appropriate action against the persons involved.
      Alcatel has terminated the employment of the president of Alcatel de Costa Rica and a vice president-Latin America of a French subsidiary. Alcatel is also in the process of pursuing criminal actions against the former president of Alcatel de Costa Rica, the local consultants and the employee of the French subsidiary based on its suspicion of their complicity in an improper payment scheme and misappropriation of funds. The contracts with the local consultants were limited to the specific projects involved and are no longer in effect or have been terminated, and any payments due under those contracts have been suspended. Alcatel’s internal investigation is continuing.
      Alcatel contacted the United States Securities and Exchange Commission and the United States Department of Justice and informed them that Alcatel will cooperate fully in any inquiry or investigation into these matters. The SEC is conducting an inquiry into the allegations. If the Department of Justice or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel. Neither the Department of Justice nor the SEC has informed Alcatel what action, if any, they will take.
      Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Attorney General and the Costa Rican National Congress. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the tarnishment to the reputation of ICE resulting from these events. The amount of damages sought by these lawsuits has not yet been specified. Alcatel intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.
      Alcatel is unable to predict the outcome of these investigations and civil lawsuit and their effect on our business. If the Costa Rican authorities conclude criminal violations have occurred, Alcatel may be banned from participating on public contracts within Costa Rica for a certain period and fines or penalties may be imposed on Alcatel, in an amount which Alcatel is not able to determine at this time. Alcatel expects to generate approximately € 9 million in revenue from Costa Rican contracts in 2005. Based on the amount of revenue received from these contracts, Alcatel does not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel as whole. However, these events may have a negative impact on the image of its company in Latin America.
Taiwan
      Certain employees of Alcatel Taisel, a Taiwanese subsidiary of Alcatel, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Office of the Ministry of Justice relating to an axle counter supply contract awarded to Alcatel Taisel by Taiwan Railways in 2003. It has been alleged that persons in Alcatel Taisel and Siemens Taiwan and subcontractors hired by them were involved in a bid rigging and payment arrangement for the Taiwan Railways contract.
      Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter. Alcatel terminated the former president of Alcatel Taisel. A director of international sales and marketing development of a German subsidiary who was involved in the Taiwan Railways contract has resigned and is under ongoing investigation by the Taiwanese authorities.
      On February 21, 2005, the former president of Alcatel Taisel and Alcatel Taisel were indicted for violation of the Taiwanese Government Procurement Act. If the former country senior officer is found guilty of the allegations in the indictment, Alcatel Taisel may be banned from participating in governmental contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel, in an amount not to exceed € 25,000. As a group, Alcatel expects to generate approximately € 80 million in all or part of this revenue from Taiwanese contracts in 2005. Based on the amount of revenue received from these contracts, Alcatel does not believe a loss of business in Taiwan would have a material adverse effect on Alcatel as whole.
      Effect of the investigations. Alcatel reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally. Alcatel will fully cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.
      Although it is not possible at this stage of these cases to predict the outcome with any degree of certainty, Alcatel believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position or its income from operations. Alcatel is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income or the assets of Alcatel or the Group.
Note 35 — Main consolidated companies*

Consolidation
Company	Country	% control	% interest	method

Alcatel(a)(b)	France			Parent company

OPERATING COMPANIES*
Alcatel Australia Limited	Australia			Full consolidation
Alcatel Austria A.G.	Austria			Full consolidation
Alcatel Bell NV	Belgium			Full consolidation
Alcatel Business Systems S.A.	France			Full consolidation
Alcatel Canada Inc.	Canada			Full consolidation
Alcatel Cable France	France			Full consolidation
Alcatel CIT	France			Full consolidation
Alcatel España S.A.	Spain			Full consolidation
Alcatel Indetel S.A. de C.V.	Mexico			Full consolidation
Alcatel Italia S.p.A.	Italy			Full consolidation
Alcatel Optical Fiber GmbH	Germany			Full consolidation
Alcatel Polska SA	Poland			Full consolidation
Alcatel Portugal SA	Portugal			Full consolidation
Alcatel Network Systems SDN BHD	Malaysia	51	51	Full consolidation
Alcatel Schweiz AG	Switzerland			Full consolidation
Alcatel SEL A.G.	Germany			Full consolidation
Alcatel Shanghai Bell(c)	R.P.C.	50	50	Full consolidation
Alcatel Space	France			Full consolidation
Alcatel Submarine Networks S.A.	France			Full consolidation
Alcatel Telecom Limited	U.K.			Full consolidation
Alcatel Telecom Nederland BV	The Netherlands			Full consolidation

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Consolidation
Company	Country	% control	% interest	method

Alcatel Telecom Norway A/S	Norway			Full consolidation
Alcatel Telecommunicacoes SA	Brazil			Full consolidation
Alcatel Teletas Telekommunikasyon(b)	Turkey	65	65	Full consolidation
Alcatel USA Inc.	U.S.			Full consolidation
Alcatel Vacuum Technology	France			Full consolidation
Genesys Telecommunications Laboratories Inc.	U.S.			Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc.	U.S.			Full consolidation
Shanghai Bell Samsung Communications	China	51	25.5	Full consolidation
Taiwan International Standard Electronics Ltd (Taisel)	Taiwan	60	60	Full consolidation
Alda Marine	France	51	51	Proportionate
Evolium Holding SAS	France	66	66	Proportionate
Draka Comteq BV	The Netherlands	49,9	49,9	Equity
TAMP (TCL & Alcatel Mobile Phones Ltd)	China	45	45	Equity

(a)	Publicly traded.

(b)	The financial data of Alcatel, as the parent company, are included under the business segment “Others”.

(c)	The Group owns 50% plus one share.

*	Percentages of control and interest equal 100% unless otherwise specified.

Consolidation
Company	Country	% control	% interest	method

HOLDINGS AND OTHER(b)

Aerospace, defence and IT&S
Thales (ex Thomson-CSF)(a)	France	12.8	9.5	Equity

Financial Holdings
Alcatel China Investment Co. Ltd.	China			Full consolidation
Alcatel Holding Canada Corp.	Canada			Full consolidation
Alcatel NV	Netherlands			Full consolidation
Alcatel Participations	France			Full consolidation
Alcatel Participations China	France			Full consolidation
Alcatel UK Limited	U.K.			Full consolidation
Compagnie Financière Alcatel	France			Full consolidation
Coralec	France			Full consolidation
Florelec	France			Full consolidation
Lubelec	France			Full consolidation

Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxembourg			Full consolidation

(a)	Publicly traded.

(b)	Financial data for Alcatel, as the parent company, are included in this business segment.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 36 — Quarterly information (not reviewed)
(a)  Consolidated income statements

	Q1 2004	Q2 2004	Q3 2004
	Restated	Restated	Restated
	(not reviewed)	(not reviewed)	(not reviewed)	Q4 2004	Total

	(in millions of euros, except per share amounts)
Net sales	2,533	2,911	3,009	3,812	12,265
Cost of sales	(1,562)	(1,755)	(1,872)	(2,501)	(7,690)

Gross profit	971	1,156	1,137	1,311	4,575

Administrative and selling expenses	(498)	(532)	(486)	(494)	(2,010)
R&D costs	(369)	(413)	(381)	(424)	(1,587)

Income from operations	104	211	270	393	978

Interest expense on notes mandatorily redeemable for shares	(11)	(11)	(11)	(11)	(44)
Financial income (loss)	(40)	(3)	(44)	(45)	(132)
Restructuring costs	(64)	(67)	(14)	(159)	(304)
Other revenue (expense)	245	32	47	40	364

Income before amortization of goodwill, tax and purchased R&D	234	162	248	218	862

Income tax	16	28	(13)	(40)	(9)
Share in net income of equity affiliates and disposed of or discontinued operations	(16)	(43)	(19)	(19)	(97)

Consolidated net income before amortization of goodwill and purchased R&D	234	147	216	159	756

Amortization of goodwill	(104)	(102)	(103)	(99)	(408)
Exceptional amortization of goodwill	—	—	—	—	—
Purchased R&D	(1)	—	—	—	(1)
Minority interests	5	(22)	(29)	(20)	(66)

Net income	134	23	84	40	281

Ordinary shares
Basic earnings per share (in euros)	0.10	0.02	0.06	0.03	0.21
Diluted earnings per share (in euros)	0.10	0.02	0.06	0.03	0.21
      Data for Q1, Q2 and Q3 have been restated to take into account the principal changes in the consolidated companies during 2004, as described in note 2. The following businesses have been restated as discontinued operations:

—	disposal of the optical fiber business.

—	disposal of the mobile phones business.

—	disposal of Saft Power Systems business.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003 restated (not reviewed)	Q1	Q2	Q3	Q4	Total

	(in millions of euros, except per share amounts)
Net sales	2,616	2,829	2,718	3,443	11,606
Cost of sales	(1,771)	(1,898)	(1,703)	(2,242)	(7,614)

Gross profit	845	931	1,015	1,201	3,992

Administrative and selling expenses	(549)	(512)	(482)	(490)	(2,033)
R&D costs	(399)	(372)	(362)	(377)	(1,510)

Income (loss) from operations	(103)	47	171	334	449

Interest expense on notes mandatorily redeemable for shares	(12)	(12)	(11)	(12)	(47)
Financial income (loss)	(32)	(67)	(72)	(77)	(248)
Restructuring costs	(266)	(284)	(188)	(522)	(1,260)
Other revenue (expense)	214	38	(11)	7	248

Income (loss) before amortization of goodwill, tax and purchased R&D	(199)	(278)	(111)	(270)	(858)

Income tax	(28)	(14)	(20)	(19)	(81)
Share in net income of equity affiliates and disposed of or discontinued operations	(87)	(286)	(48)	3	(418)

Consolidated net income (loss) before amortization of goodwill and purchased R&D	(314)	(578)	(179)	(286)	(1,357)

Amortization of goodwill	(105)	(105)	(100)	(97)	(407)
Exceptional amortization of goodwill	(47)	—	—	(113)	(160)
Purchased R&D	—	—	—	—	—
Minority interests	5	8	(5)	(28)	(20)

Net income (loss)	(461)	(675)	(284)	(524)	(1,944)

Ordinary shares
Basic earnings per share (in euros)	(0.35)	(0.51)	(0.21)	(0.39)	(1.46)
Diluted earnings per share (in euros)	(0.35)	(0.51)	(0.21)	(0.39)	(1.46)
(b) Information by segment

2004 restated	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Fixed Communications	1,086	1,303	1,209	1,533	5,131
Mobile Communications	617	714	894	1,076	3,301
Private Communications	865	929	935	1,236	3,965
Other	—	—	—	—	—
Eliminations	(35)	(35)	(29)	(33)	(132)

Total	2,533	2,911	3,009	3,812	12,265

Income (loss) from operations
Fixed Communications	28	134	118	149	429
Mobile Communications	88	71	103	139	401
Private Communications	35	35	68	97	235
Others	(47)	(29)	(19)	8	(87)

Total	104	211	270	393	978

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003 restated (not reviewed)	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Fixed Communications	1,234	1,314	1,258	1,558	5,364
Mobile Communications	658	728	697	846	2,929
Private Communications	817	868	839	1,103	3,627
Other	3	4	4	5	16
Eliminations	(96)	(85)	(80)	(69)	(330)

Total	2,616	2,829	2,718	3,443	11,606

Income (loss) from operations
Fixed Communications	(59)	8	63	143	155
Mobile Communications	40	44	107	124	315
Private Communications	(34)	21	41	95	123
Others	(50)	(26)	(40)	(28)	(144)

Total	(103)	47	171	334	449

(c)	Earnings per share
      Earnings per share is determined according to the method described in note 9. The following tables present a reconciliation of basic earnings per share and diluted earnings per share for Q4 2004 and Q4 2003.

	Ordinary shares

	Net income	Number of	Per share
Q4 2004	(loss)	shares	amount

	(in millions
	of euros)
Basic earnings per share	40	1,350,765,467	€0.03
Stock option plans	—	13,579,097	—
Notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	40	1,364,344,564	€0.03

Ordinary shares:
      Consolidated subsidiaries of the Group owned 60,624,711 Alcatel ordinary shares and no share equivalents.
Shares subject to future issuance:
      The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 13,579,097 share equivalents were taken into account for the calculation of the diluted earnings per share, as the balance of share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

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
      Under U.S. GAAP, the DSC, Genesys, Newbridge, Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method. TiMetra being a development stage-company when acquired, the difference between the fair value of net assets acquired and the purchase price was accounted for in operating expenses.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The purchase prices were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of
	acquisition	Currency	Goodwill

	(in millions)
DSC	1998	USD	2,613
Genesys	2000	USD	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47
TiMetra	2003	USD	114	(a)

(a)	As TiMetra does not meet the definition of a business under U.S. GAAP, goodwill was written off.
     As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group (see note 1 and note 10).
Intangible assets and SFAS 144
      In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquisition dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, GBP 10 million for Kymata, USD 8 million for Astral Point, USD 27 million for Telera and USD 40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three-seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).
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
      Approximately USD 135 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the 12 to 18 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.
      At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge were expected to be materially consistent with historical levels, primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
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

Spatial
      At the acquisition time, Spatial Wireless was developing a UMTS project qualified as in-process research and development project. This UMTS project, represents a major engineering effort to integrate UMTS (Universal Mobile Telecommunications System) and support for Wi-Fi handset access into the Alcatel’s wireless Softswitch technology. The allocation of USD 10 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described below.
      Approximately USD 4 million had been spent since June 2003 on this in-process research and development project as of the acquisition date. Management estimated that the aforementioned project was approximately 80% complete, therefore, costs to complete the project were estimated at approximately USD 1 million over 5 months following the acquisition.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Estimated total revenues from the acquired in-process technology were expected to peak in 2006 to 2010 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
      The estimated costs of good sold as well as operating expenses as a percentage of revenues for Spatial were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
      A discount rate of 30% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the lifetime of such technology, the profitability levels of such technology, and the likelihood of technological evolutions unknown at that time.
Accounting for pre-existing stock option plans in business combinations
      In connection with purchase transactions, outstanding options to purchase shares of the acquired company become exercisable into options to purchase Alcatel shares. Alcatel records the fair value of the outstanding options as a liability of the acquired company.
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
      In order to conform to the new criteria in SFAS No. 141 “Business Combinations” (“SFAS 141”), effective as of January 1, 2002, the Group evaluated its existing goodwill relating to prior business combinations and determinated that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Starting January 1, 2004, Alcatel decided to apply the Conseil National de la Comptabilité (CNC)’s recommendation 2003-R.01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to anticipate application of the accounting principles set forth in IAS 19 (Employee Benefits). The actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that were recorded at December 31, 2003, have been recorded in shareholders’ equity (see note 1(i) and note 24(b)). Under U.S. GAAP those actuarial gains and losses will be recognized over the expected average remaining working lives of the employees.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
      The effect on net income and earnings per share, if Alcatel had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), is presented in note 40(2).

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
      As the SVF trust did not meet the criteria of a “qualified special purpose entity” under SFAS 140, under U.S. GAAP the SVF trust was consolidated in Alcatel’s consolidated balance sheet at December 31, 2003, leading to an increase of other investments and short-term financial debt amounting to € 212 million compared to French GAAP. In accordance with new French financial regulations, which are applicable from the first financial accounting year beginning after August 2, 2003, the SVF trust is consolidated since January 1, 2004. Since this date, there is no remaining accounting difference concerning this program. Moreover, this program was cancelled in April 2004 (see note 31(b)).
      In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the option to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The transferor (Alcatel) has the ability to retroactively cancel the sale in case of future taxable profit during the next five years following the disposal. Due to the existence of an agreement to reacquire the receivable and in accordance with SFAS 140 (paragraph 9 c), the sale of Alcatel’s carry back receivable transaction was accounted for as a secured financing and is therefore included in financial debt under U.S. GAAP.

(k)	Income taxes
      Since January 1, 1998, Alcatel has been applying U.S. GAAP for the recognition of deferred taxes in its French GAAP financial statements. Consequently, no adjustment is required to reconcile Alcatel’s

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consolidated financial statements under French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. For undistributed earnings of foreign subsidiaries, no provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

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
      A balance sheet is presented under French GAAP by nature of assets and liabilities or order of liquidity. Accrued interest, short-term borrowings, bank overdrafts and short-term portion of other debt are included in debt. The long-term portion of debt is specified on the balance sheet. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability (€ 1,037 million at December 31, 2004, € 883 million at December 31, 2003 and € 1,096 million at December 31, 2002).
      The short-term portion of accrued contract costs and other reserves would be shown as current liabilities under U.S. GAAP (€ 1,621 million at December 31, 2004, € 2,493 million at December 31, 2003 and € 2,678 million at December 31, 2002). Additionally, U.S. GAAP would require the long-term portion of other payables to be shown as long-term liabilities (€ 202 million at December 31, 2004, € 273 million at December 31, 2003 and € 716 million at December 31, 2002) and the long-term portion of other debtors to be shown as non-current assets (€ 1,409 million at December 31, 2004, € 1,659 million at December 31, 2003 and € 1,775 million at December 31, 2002).
      Deferred income tax assets are recorded in the consolidated balance sheet if it is more likely than not that the tax benefit will be realized. Deferred income tax assets are recorded at their full amount and a valuation allowance is accounted for, if necessary.
      Under U.S. GAAP, income statement presentation (see note 39), restructuring costs, other revenues (expenses) detailed in note 7, amortization of goodwill and in process research and development have been presented as a deduction from or an addition to operating income, except for gains on sale of shares in subsidiaries which have been presented in a separate line item below the operating income.
      In its statement of cash flows, Alcatel presents the items “net cash provided (used) by operating activities before changes in working capital” and “net cash flows after investment”, these items would not be shown under a U.S. GAAP statement of cash flows presentation.

(m)	Discontinued operations
      In April 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company officially started operations on August 31, 2004 and is 55% owned by TCL and 45% owned by Alcatel. The mobile phone business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinued operations under French GAAP. This transaction could not be considered as a discontinued activity under U.S. GAAP due to our 45% interest in TCL & Alcatel Mobile Phone Ltd at year end. Under U.S. GAAP, the mobile phone business results from January 1, 2004 to August 30, 2004 have been

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consolidated in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.
      In May 2004, Alcatel announced that it had entered into a binding agreement with Draka to combine their respective global optical fiber and communication cable businesses. This transaction was completed on July 1, 2004. Draka owns 50.1% and Alcatel 49.9% of the new company Draka Comteq BV. The optical fiber business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinued operations under French GAAP. This transaction could not be considered as a discontinued activity under U.S. GAAP due to our 49.9% interest in Draka Comteq BV at year end. Under U.S. GAAP, the optical fiber business results from January 1, 2004 to June 30, 2004 have been consolidated in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.
      In September 2004, Alcatel signed an agreement with a private equity firm, Ripplewood, to divest all of its electrical power system activities (Saft Power Systems). The closing of this sale, subject to regulatory approvals, took place on January 25, 2005. The results of this business were recorded as a discontinued operation in 2004 under French GAAP and under U.S. GAAP. Under French GAAP, net assets of this business were accounted for in the caption “share in net assets of equity affiliates and net assets and liabilities of disposed of or discontinued operations” whereas they have been reclassified as assets and liabilities held for sale under U.S. GAAP.
      In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest our optical components business (the Optronics division). This transaction was completed on August 1, 2003. As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel received 28% of the capital of Avanex. Since Optronics France and Optronics UK (formerly Kymata), were disposed of as part of this agreement, they were no longer considered to be under Alcatel’s control as of December 31, 2002, and therefore the results and financial position of these two companies were accounted for in discontinued operations under French GAAP for 2003. This transaction could not be considered as discontinued activity under U.S. GAAP due to our 26.2% interest in Avanex at year end. Under U.S. GAAP, Optronics France an Optronics UK results from January 1, 2003 to July 31, 2003 have been consolidated in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.

(n)	Disposal of battery business
      As the net assets of the battery business were higher under U.S. GAAP than under French GAAP, mainly due to differences in accounting goodwill (see note 37(b)), the gain from the disposal was adjusted in our U.S. GAAP reconciliation.
Note 38 — Reconciliation to U.S. GAAP
      The following is a summary of the estimated adjustments to the Consolidated Income Statements for the years 2004, 2003 and 2002 and Alcatel shareholders’ equity at December 31, 2004, 2003 and 2002, which would be required if U.S. GAAP had been applied instead of French GAAP.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(a)  Net income

	Note		2004(a)	2004	2003	2002

			(in millions)
Net income (loss) as reported in the Consolidated Income Statements			$380	€281	€(1,944)	€(4,745)
Amortization and impairment of acquisition goodwill	37(b	)	528	390	466	(3,547)
Accounting for investments in securities	37(g	)	10	7	(3)	(7)
Restructuring plans	37(d	)	(165)	(122)	168	(317)
Sale and lease-back transaction	37(i	)	31	23	(195)	—
Purchased in-process research and development	37(a	)	(11)	(8)	(5)	(13)
Adjustment of French pooling of interests accounting method(b)	37(a	)	(42)	(31)	(174)	(556)
Derivative instruments and hedging activities	37(c	)	(64)	(47)	(60)	411
Compensation expenses	37(h	)	—	—	(39)	(56)
Discontinued and disposed of operations	37(m	)	(51)	(38)	68	—
	37(n	)
Pensions and other post-retirement benefits	37(f	)	41	30
Other adjustments			59	44	29	68
Tax effect of the above adjustments			28	21	(32)	57
Cumulative effect of adoption of SFAS 142, net of tax			—	—	—	(2,806)

Net income (loss) according to U.S. GAAP			744	550	(1,721)	(11,511)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.

(b)	For 2004, represents amortization of acquired technology booked in connection with the allocation of purchase prices of acquisitions accounted for using the pooling of interests accounting method for French GAAP purposes and accounted for using the purchase accounting method for U.S. GAAP reconciliation purposes.

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Shareholders’ equity

	Note		2004(a)	2004	2003	2002

			(in millions)
Shareholders’ equity as reported in the Consolidated Balance Sheets, after appropriation			$4,560	€3,368	€3,030	€5,007
Amortization and impairment of acquisition goodwill	37(b	)	(4,165)	(3,077)	(3,780)	(1,886)
Accounting for investments in securities	37(g	)	121	89	56	23
Restructuring plans	37(d	)	108	80	204	40
Sale and lease back transaction	37(i	)	(261)	(193)	(216)	—
Accounting for pre-existing stock option plans in business combinations	37(a	)	107	79	245	360
Adjustment of French pooling of interests accounting method	37(a	)	8,910	6,581	7,121	7,672
Pensions and other post-retirement benefits	37(f	)	(417)	(308)	(448)	(452)
Derivative instruments and hedging activities	37(c	)	181	133	181	240
Other adjustments			171	126	82	36
Tax effect of the above adjustments			(23)	(17)	(61)	(50)
Cumulative effect of adoption of SFAS 142, net of tax			—	—	—	(2,806)

Shareholders’ equity according to U.S. GAAP			$9,292	€6,864	€6,414	€8,184

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 39 — Summarized U.S. GAAP Consolidated Financial Statements
(1)  Summarized U.S. GAAP Consolidated Income Statements
      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interests.

	2004(a)	2004	2003	2002

	(in millions)
Net sales	$17,143	€12,663	€12,528	€16,549
Cost of sales	(10,956)	(8,092)	(8,865)	(13,869)
Administrative and selling expenses	(2,713)	(2,004)	(2,178)	(2,869)
Research and development expenses	(2,130)	(1,573)	(1,631)	(2,233)
Purchased in-process R&D	(12)	(9)	(5)	(13)
Restructuring costs	(583)	(431)	(1,132)	(1,731)
Amortization and impairment of goodwill and other operating expenses	(5)	(4)	(66)	(4,134)

Income (loss) from operations	744	550	(1,349)	(8,300)
Interest expense on notes mandatorily redeemable for shares	(60)	(44)	(47)	(1)
Other interest expense	(259)	(191)	(259)	(745)
Interest income and other financial income, net	174	128	176	111
Other income (expense), net	—	—	10	15
Gain on sale of stock in subsidiaries	299	221	(131)	254

Income (loss) from continuing operations before taxes	898	664	(1,600)	(8,666)
Share in net income of equity affiliates	(45)	(33)	(37)	(77)
Provision for income tax	(12)	(9)	(112)	91
Minority interests	(89)	(66)	(19)	(21)

Net income (loss) from continuing operations	752	556	(1,768)	(8,673)

Income (loss) from discontinued operations	(8)	(6)	47	(32)
Cumulative effect of adoption of SFAS 142, net of tax (of which tax effect € 0 million)	—	—	—	(2,806)

Net income (loss)	$744	€550	€(1,721)	€(11,511)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.3538 on December 31, 2004.
(2)  Earnings per Share under U.S. GAAP:
      Earnings per share presented below are calculated in accordance with SFAS 128. The number of shares to be issued upon conversion of notes mandatorily redeemable for new or existing shares (ORANE) is excluded of the calculation of basic earnings per share.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Earnings per share for 2003 and 2002 has been restated to take into account the conversion of class O shares into ordinary shares, on a one-for-one basis, as approved at the shareholders’ meeting on April 17, 2003.

	2004(a)	2004	2003	2002

Ordinary shares
Basic earnings per share:
Net income (loss) before cumulative effect of adoption of new standards	$0.61	€0.45	€(1.42)	€(7.31)
Net income (loss)	$0.61	€0.45	€(1.42)	€(9.67)
Diluted earnings per share:
Net income (loss) before cumulative effect of adoption of new accounting standards	$0.58	€0.42	€(1.42)	€(7.31)
Net income (loss)	$0.58	€0.42	€(1.42)	€(9.67)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.3538 on December 31, 2004.
     The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each year disclosed.

	Ordinary shares

		Number of	Per share
2004	Net income (loss)	shares	amount

	(in millions of euros)
Basic earnings per share	550	1,228,745,770	€0.45
Stock option plans	—	14,133,029	—
Notes mandatorily redeemable for shares (ORANE)	29	120,782,388	—
Diluted earnings per share	579	1,363,661,187	€0.42
      The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 14,133,029 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

		Number of	Per share
2003	Net income (loss)	shares	Amount

	(in millions of euros)
Basic earnings per share	(1,721)	1,211,579,968	€(1.42)
Stock option plans	—	—	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—
Diluted earnings per share	(1,721)	1,211,579,968	€(1.42)
      The number of stock options not exercised as of December 31, 2003 amounted to 119,425,586 shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

		Number of	Per share
2002	Net income (loss)	shares	amount

	(in millions of euros)
Basic earnings per share	(11,511)	1,190,067,515	€(9.67)
Stock option plans	—	—	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—
Diluted earnings per share	(11,511)	1,190,067,515	€(9.67)
      The number of stock options not exercised as of December 31, 2002 amounted to 101,011,736 shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their anti-dilutive effect.
(3)  Statement of comprehensive income
      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

	2004(a)	2004	2003	2002

	(in millions)
Net income (loss) under U.S. GAAP	$744	€ 550	€ (1,721)	€ (11,511)
Other comprehensive income:
— Foreign currency translation adjustments	(355)	(262)	(311)	(950)
— Unrealized gains (losses) on securities	53	39	36	(250)
— Minimum pension liability adjustments	(139)	(103)	(10)	(117)
— Tax effect on the above adjustments	(22)	(16)	(10)	96

Comprehensive income (loss) according to U.S. GAAP	$281	€ 208	€ (2,016)	€ (12,732)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.3538 on December 31, 2004.
     If Alcatel were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum pension liability adjustments, foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each of these classifications.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Minimum	Foreign	Unrealized
	pension	currency	gains
	liability	translation	(losses) on
	adjustments	adjustments	securities

	(in millions of euros)
2004
Balance beginning of the year	(244)	(854)	43
Current period change	(119)	(262)	39

Balance end of the year	(363)	(1,116)	82

2003
Balance beginning of the year	(232)	(543)	15
Current period change	(12)	(311)	28

Balance end of the year	(244)	(854)	43

2002
Balance beginning of the year	(157)	407	211
Current period change	(75)	(950)	(196)

Balance end of the year	(232)	(543)	15

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(4)  Classified balance sheet as of December 31:

	2004	2003	2002

	(in millions of euros)
ASSETS
Cash	2,608	4,645	5,407
Marketable securities	2,003	1,588	473
Short-term investments	551	94	258
Other debtors	1,895	2,073	2,432
Trade receivables and related accounts	3,494	3,262	4,639
Inventories, net	1,502	1,432	2,329
Assets held for sale	118	282	—

TOTAL CURRENT ASSETS	12,171	13,376	15,538

Other investments & other non current assets, net	2,396	3,132	4,143
Equity in net assets of affiliates	708	679	553

Investments and other non-current assets	3,104	3,811	4,696

Property, plant and equipment, at cost	4,910	6,378	8,308
Less: accumulated depreciation	(3,692)	(4,817)	(5,732)

Property, plant and equipment, net	1,218	1,561	2,576

Acquisition goodwill, net	6,829	6,831	7,225
Other intangible assets, net	566	419	399

Intangible assets, net	7,395	7,250	7,625

TOTAL NON-CURRENT ASSETS	11,717	12,622	14,897

TOTAL ASSETS	23,888	25,998	30,435

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,553	3,018	3,320
Trade payables and related accounts	3,356	3,605	4,164
Accrued contract costs & other accrued liabilities	1,573	2,301	2,603
Customers deposits and advances	1,164	1,181	1,482
Short-term financial debt	1,053	1,091	1,413
Liabilities held for sale	100	264	—
TOTAL CURRENT LIABILITIES	9,799	11,460	12,982

Other long-term liabilities	381	381	1,117
Other long-term financial debt	388	357	472
Bonds and notes issued	3,240	4,356	4,598

Long-term financial debt	3,628	4,713	5,070

Other reserves	639	619	688
Accrued pensions and retirement obligations	1,557	1,384	1,366

Total reserves	2,196	2,003	2,054

TOTAL NON-CURRENT LIABILITIES	6,205	7,097	8,241

Notes mandatorily redeemable for shares	645	645	645

MINORITY INTERESTS	375	382	383

Capital stock	2,611	2,569	2,529
Additional paid-in capital	21,214	21,266	21,243
Retained earnings	(14,241)	(14,801)	(13,245)
Unrealized holding gains	82	43	15
Cumulative translation adjustments	(1,116)	(854)	(543)
Less treasury stock, at cost	(1,686)	(1,809)	(1,815)

SHAREHOLDERS’ EQUITY	6,864	6,414	8,184

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,888	25,998	30,435

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(5)  Statement of changes in shareholders’ equity

		Additional		Minimum	Unrealized	Cumulative	Treasury	Net
	Capital	paid-in	Retained	liability	holding	translation	Stock at	income	Shareholders’
	stock	capital	earnings	adjustment	gains/(losses)	adjustment	cost	(loss)	equity

	(in millions of euros)
Balance at December 31, 2003 after appropriation	2,569	21,266	(14,557)	(244)	43	(854)	(1,809)	—	6,414
Capital increase	6	20							26
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries		(90)	2				123		35
Net changes in unrealized holding gains/(losses)					39				39
Minimum liability adjustment				(119)					(119)
Accounting for pre-existing stock option plans in business combinations		(158)	134						(24)
Capital increase linked to the acquisition of Spatial	36	176	2						214
Translation adjustment						(262)			(262)
Other changes			(9)						(9)
Net income (loss)								550	550

Balance at December 31, 2004 before appropriation	2,611	21,214	(14,428)	(363)	82	(1,116)	(1,686)	550	6,864

Proposed appropriation of net income (loss)			550					(550)

Balance at December 31, 2004 after appropriation	2,611	21,214	(13,878)	(363)	82	(1,116)	(1,686)	—	6,864

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 40 — Specific U.S. GAAP disclosures
(1)  Impairment of goodwill (Disclosure SFAS 142)
      The changes during 2004 in the carrying value of goodwill per segment are presented in the table below:

	Fixed	Mobile	Private		Total
	Communications	Communications	Communications	Other	Group

	(in millions of euros)
Balance as of January 1, 2003	4,152	405	2,619	49	7,225

Goodwill acquired during year	4	1	29	—	34
Goodwill adjusted during allocation period	(9)	—	—	—	(9)
Impairment losses	—	—	—	—	—
Goodwill written off related to sale of business	(57)		(98)		(155)
Currency translation adjustments	(64)	(5)	(166)	(19)	(264)

Balance as of January 1, 2004	4,026	401	2,384	20	6,831

Goodwill acquired during year		183	29		212
Goodwill adjusted during allocation period		1			1
Impairment losses			(1)	(3)	(4)
Goodwill written off related to sale or discontinuance of business	(10)		(7)		(17)
Currency translation adjustments	(112)	(16)	(64)	(2)	(194)

Balance as of December 31, 2004	3,904	569	2,341	15	6,829

Amortization of identifiable intangible assets acquired
Entities acquired during the year

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	57	(8)
— Acquired technology and in process research and development	57	(8)
— Other	—	—
Unamortized intangible assets	—	—
      The amortization expense of entities acquired during the year was € 8 million. Amortization expense of intangible assets is expected to be € 10 million in 2005, 2006, 2007 and 2008, and € 9 million in 2009.
Alcatel Group

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	1,198	(632)
— Acquired technology	157	(55)
— Other(a)	1,041	(577)
Unamortized intangible assets	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	mainly software development costs and also including € 44 million of intangible assets related to the application of SFAS 87 (see note 40(5) a))
     The amortization expense for the year ended December 31, 2004 was € 165 million. Amortization expense of intangible assets excluding intangibles assets related to the application of SFAS 87 is expected to be € 216 million in 2005, € 140 million in 2006, € 109 million in 2007, € 39 million in 2008, € 13 million in 2009 and € 4 million in 2010.
(2)  Stock-based compensation (disclosure SFAS 123 and SFAS 148)
      From 1996 to 2004, Alcatel adopted stock option incentive plans (see note 21).
      The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1996 through 2004:
      Since 2004, the fair value at grant date of options has been determined using a binomial method; this lattice model takes into account the vesting period and the exercises by grantees. The fair values at grant date of options granted during the years 2003, 2002, 1999 and 1998 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans, each with the following characteristics:

	2004	2003	2002	2001		2000		1999		1998	1997

Interest rate	3.91%	3.62%	3.80%	5%		5%		6%(a	)	3.68%	5%
Expected life	3-8 years	3-8 years	3-8 years	3-9 years		5-10 years		5 years		5 years	5 years
Expected volatility	40%	60%	60%	(c	)	(b	)	39%		35%	32.5%
Expected dividends	1%	1%	1%	1%		1%		1%		2%	2.25%

(a)	USD rates, concern mainly U.S. plans

(b)	73% for Alcatel Class O shares, 64% for Class A shares, 51% for ADS.

(c)	50% for Alcatel Class O shares, 46% for Class A shares, 46% for ADS.
     The models used to calculate option values were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are very sensitive as to the stock price volatility assumptions. Accordingly, management believes that these valuation models do not necessarily provide a reliable single measure of the fair value of the Group’s stock option awards.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets forth the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

	2004	2003	2002

	(in millions of euros
	except per share data)
Net income (loss) as reported	550	(1,721)	(11,511)
Stock-based employee compensation expense included in reported net income, net of tax	—	39	56
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(350)	(470)	(572)

Proforma net income (loss)	200	(2,152)	(12,027)

Basic earnings per ordinary share as reported	0.45	(1.42)	(9.67)
Basic earnings per ordinary share proforma	0.16	(1.78)	(10.11)
Diluted earnings per ordinary share as reported	0.42	(1.42)	(9.67)
Diluted earnings per ordinary share proforma	0.16	(1.78)	(10.11)
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
     Foreign currency risk
      As a multinational group, certain of the Group’s commercial transactions are denominated in non-euro currencies. The Group uses derivative instruments to reduce its exposure to the effects of currency fluctuations. Alcatel decided to separate commercial bids from binding transactions.
      Only hedging of firm commitments qualifies for hedge accounting under SFAS 133. There must be a relationship between the hedging instrument and the hedged underlying transaction.
      For commercial transactions, each derivative instrument (only forward exchange contracts) is clearly related to a firm commercial contract.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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

Fair value hedges
      The ineffective portion of changes in Alcatel’s fair value hedges was not material in the income statement at December 31, 2004 and December 31, 2003. At December 31, 2002 the ineffective portion of changes in fair value hedges of € 17 million was both due to mismatches in amounts and maturities.
      The Group did not have any amount excluded from the measure of effectiveness.
      There was no impact of contract cancellations on the income statement at December 31, 2004 and 2003. This impact was € 32.8 million at December 31, 2002.

Net investment hedges
      The Group has stopped investment hedges in foreign subsidiaries. At December 31, 2004 and 2003, there were no derivatives that qualified as investment hedge.
      The portion of the derivatives that does not qualify as a hedge in 2003 and 2002 had been recorded in the income statement and had generated a loss of € 17 million at December 31, 2003 and a € 219 million gain at December 31, 2002.

(4)	Restructuring
      Under French GAAP, as disclosed in note 1(j) and starting January 1, 2002 (first application of the regulation No. 00-06, regulation on liabilities), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group’s management and have been announced before the balance sheet date of the Group’s financial statements. Until December 31, 2001, the Group recorded restructuring reserves when the restructuring programs had been finalized and approved by Group

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
management and had been announced before approval of the financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in note 37(d).
      The impact of this U.S. GAAP adjustment for the years ended December 31, 2004, 2003 and 2002 respectively is as follows:
2004:

				Cumulative
		Current		translation
		year		adjustments
	2003	expense	Utilization	and others	2004

	(in millions of euros)
French GAAP reserve	1,068	304	(606)	(104)	662
Consolidation of discontinued activities		3	(37)	34
Cost to relocate employees to another site	(8)	(3)			(11)
Moving costs	(8)	2			(6)
Other direct costs	(31)	25		1	(5)
Lay-off costs in excess of legal obligation	(157)	100		(1)	(58)
Total U.S. GAAP adjustment	(204)	127	(37)	34	(80)

U.S. GAAP restructuring reserve	864	431	(643)	(70)	582

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	409	349	(384)	5	379

      The current year expense recorded in 2004 includes the following major actions:

2004

— Lay-off costs in Alcatel-CIT (France)	144
— Lay-off costs in Alcatel Espana S.A. (Spain)	36
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	31
— Lay-off costs in Germany and closure of Stuttgart plant	65
— Closure of Illkirch	43
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	38
— Other plans in the world	74

Total	431

      The reserve at the end of 2004 is analyzed below:

2004

(in millions
of euros)
Employee termination benefits	405
Other costs	177

Total	582

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The remaining € 405 million reserve for employee termination benefits at December 31, 2004 includes approximately 3,627 employees representing:

Number of
employees

— Lay-off costs in Alcatel-CIT (France)	583
— Downsizing of Submarine Networks Division	138
— Lay-off costs in Alcatel Espana S.A. (Spain)	124
— Reorganization of Space Division: lay-offs mainly in France and Belgium	443
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	299
— Lay-off costs in Germany and closure of Stuttgart plant	925
— Closure of Illkirch	293
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	365
— Other plans in the world	457

Total	3,627

SFAS 146 disclosure related to plans initiated after December 31, 2002:
      The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2004 for the plans initiated after December 31, 2002, is as follows:

			Costs paid
	December 31,	Charged to	or settled	CTA and	December 31,
	2003	expense	(utilization)	other	2004

	(in millions of euro)
Alcatel-CIT	67	139	(121)	9	94
Alcatel Espana S.A. (Spain)	20	36	(32)		24
Submarine Networks Division	78	(1)	(42)	8	42
Space division	34	6	(24)	(5)	10
Germany	61	28	(7)	9	90
Illkirch	51	48	(63)	9	45
Other (no individual amount higher than € 50 million)	98	93	(95)	(25)	73

Total	409	349	(384)	5	379

Of which:
Termination benefits	313	259	(306)	(4)	262
Contract terminations	64	29	(37)	(34)	22
Other associated costs	32	61	(41)	43	95

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

			Cumulative
			amount
		Amount	incurred as of
	Total amount	incurred in	December 31,
Plans initiated in 2004	expected	2004	2004

Termination benefits	82	74	74
Contract terminations	11	32	32
Other associated costs	24	6	6

Total	117	111	111

Of which:
Fixed Communications Group	31	27	27
Mobile Communications Group	4	4	4
Private Communications Group	16	14	14
Other	66	66	66
      The major exit activities initiated during 2004 are the following:

• Alcatel España S.A. (Spain) restructuring plan
      In order to further reduce its fixed costs basis, Alcatel España S.A decided in the fourth quarter to extend the 2003 collective plan (see below). This extension was focused on employees with high compensation costs and affects 130 employees.

			Cumulative
			amount
		Amount	incurred as of
	Total amount	incurred in	December 31,
	expected	2004	2004

Termination benefits	25	25	25
Contract terminations	—	—	—
Other associated costs	—	—	—

Total	25	25	25

Of which:
Fixed Communications Group	5	5	5
Mobile Communications Group
Private Communications Group	1	1	1
Other	19	19	19

• Alcatel USA exit activities
      Due to a shift in the Access market, Alcatel USA engaged in a plan to discontinue the 7201 product line. The discontinuation of this activity resulted in costs related to unused fixed assets, contract manufacturing liabilities and the closure of part of the Petaluma, CA facility.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Cumulative
			amount
		Amount	incurred as of
	Total amount	incurred in	December 31,
	expected	2004	2004

Termination benefits
Contract terminations	11	11	11
Other associated costs	6	6	6

Total	17	17	17

Of which:
Fixed Communications Group	13	13	13
Mobile Communications Group	—	—	—
Private Communications Group	3	3	3
Other	1	1	1

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
Plans initiated in 2003	expected	2003	2004	2004

	(in millions of euros)
Termination benefits	912	690	185	875
Contract terminations	60	58	(3)	55
Other associated costs	85	66	55	121

Total	1,057	814	237	1,051

Of which:
Fixed Communications Group	595	497	46	543
Mobile Communications Group	127	77	65	142
Private Communications Group	245	202	68	270
Other	90	38	58	96
      The figures in the above table do not include plans initiated in 2003 for companies that are no longer consolidated.
      The major exit activities initiated during 2003 and their impact in 2003 and 2004 are as follows:

• Alcatel-CIT restructuring Plan
      Due to the downturn in the telecom market, and more specifically, the domestic French market, Alcatel CIT had to reduce its cost base to remain competitive. In January 2003, Alcatel CIT management signed an agreement with French unions called “accord de méthode”, corresponding to the overcapacity of more than 1,000 people.
      CIT had to reduce its resources in Fixed networks, given on the one hand, the maturity of “voice” activities and reduction of new functionalities requested by operators, and on the other hand, the reduced R&D efforts and necessary resources. Reduction in Wireline Transmission was due to decreased activities mostly related to reduced SDH business (high capacity transmission). Terrestrial Transmission was hit by the

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
drop in sales as a consequence of the overall market downturn, impacting mostly marketing and operation resources. The research division was penalized by a sharp activity downturn, particularly in Optics.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	431	262	134	397
Contract terminations	2	1	5	6
Other associated costs	—	—	—	—

Total	433	264	139	403

Of which:
Fixed Communications Group	243	168	44	211
Mobile Communications Group	117	62	65	127
Private Communications Group	47	30	15	44
Other	26	5	16	21

•	Alcatel España S.A. (Spain) restructuring plan:
      Due to the overall downsizing of the market affecting Europe and the local competition in prices (particularly fixed networks products), Alcatel España had to reduce its cost base to remain competitive in the local environment.
      Starting mid 2002, the production of wireline access products at the Toledo site was outsourced in order to address the general downturn in the telecommunication market and to allow more flexibility. In addition, Alcatel management decided to concentrate the production of switching products since several production sites were operated in Europe below their critical mass. The switching production at the Villaverde site was stopped and the remaining volume was transferred to Germany.
      In March 2003, a new plan was launched with the goal of centralizing functions of the entire Alcatel España organization. This plan has eliminated much duplication in several functions and has allowed a greater use of the resources. As a consequence, the Villaverde site was closed and all the employees working at this site were moved to the central office in Ramirez del Prado. In total, approximately 460 persons were covered under this re-organization and restructuring plan.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In November 2003, an extension to the collective plan was negotiated with the unions to cover a downsizing of the activities of the Integration and Service Division.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	86	84	8	92
Contract terminations	2	—	3	3
Other associated costs	9	8	—	8

Total	97	92	11	103

Of which:
Fixed Communications Group	60	66	3	69
Mobile Communications Group	3	6		6
Private Communications Group	11	20	5	25
Other	23		3	3

•	Submarine Networks Division restructuring plan
      After two years of strong growth within the submarine industry, the market totally collapsed in 2001. Alcatel’s submarine worldwide sales decreased from € 1.8 billion in 2001 to € 0.5 billion in 2002 and € 0.2 billion in 2003. Most of the operators in the submarine market filed for Chapter-11 protection, suspended payments, cancelled their contracts or asked for re-negotiation of the contract terms.
      In order to face this very difficult situation, the French locations were re-organized and a social plan was implemented with a specific announcement in 2003. Given strong product synergies with terrestrial optical systems, the production for new generation submarine systems were made in the factories for optical terrestrial systems. The production of cables in France was significantly recast to the future market requirements.
      Due to a general overcapacity on the wet maintenance market and accelerated by contract terminations, a restructuring plan of the maintenance fleet was decided by management in the second half 2003 aiming at reducing the vessel fleet from eight to six. The restructuring covers mainly the termination of the charter of one of the vessels as well as a write-off of another vessel.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	78	66	9	75
Contract terminations	10	14	(4)	10
Other associated costs	20	20	—	20

Total	108	100	5	105

Of which:
Fixed Communications Group	108	100	5	105
Mobile Communications Group	—	—	—	—
Private Communications Group	—	—	—	—
Other	—	—	—	—
     • Reorganization of Space Division:
      In 2001 and 2002, the satellite market suffered from a large market downturn, which led to over-capacities in Alcatel Space and other main competitors in this industry.
      Starting 2003, collective social plans were launched in France and in Belgium.
      To further resolve the overcapacity issues, it was also decided to close the Norway and Denmark subsidiaries and to transfer the workload to France.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	54	54	—	54
Contract terminations	10	10	—	10
Other associated costs	—	—	3	3

Total	64	64	3	67

Of which:
Fixed Communications Group
Mobile Communications Group
Private Communications Group	64	64	3	67
Other
     • Restructuring plan in Germany:
      Due to considerable technological changes and a serious reduction in the digital switching market, employment levels in Switching (particularly in installation/ deployment) were sharply decreasing in 2002 and 2003. Besides, due to a worldwide flat demand in Optical transmission systems from 2001 onwards, the Optics factory in Stuttgart could no longer be sustained for economic reasons. Voluntary leave and a reduction in working time in the first three quarters in 2003 were not sufficient as restructuring measures.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In the end November 2003, a new restructuring plan was launched. Main activities impacted were Switching (where Germany is one of the production units), Optical Transmission Systems (mainly manufacturing activities) and general administration.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	62	54	—	54
Contract terminations	—	—	—	—
Other associated costs	17	11	28	39

Total	69	65	28	93

Of which:
Fixed Communications Group	69	65	28	93
Mobile Communications Group	—	—	—	—
Private Communications Group	—	—	—	—
Other	—	—	—	—
     • Closure of Illkirch industrial activity:
      Since July 2001, Alcatel has been restructuring its industrial activities related to the production of GSM terminals at the Illkirch site. At first, the site was converted to the manufacture of opto-electronic components. However, when the components market collapsed, Alcatel opted to seek industrial work outside its own activities (Intraprise project).
      As no significant workload could be found, Alcatel management announced in November 2003 the closing of the Illkirch Industries Division.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	88	68	20	88
Contract terminations	—	—	—	—
Other associated costs	16	—	16	16

Total	104	68	36	104

Of which:
Fixed Communications Group	—	—	—	—
Mobile Communications Group	—	—	—	—
Private Communications Group	104	68	36	104
Other	—	—	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2003:
      The impact of the U.S. GAAP adjustment for the year ended December 31, 2003 was as follows:

				Cumulative
		Current		translation
		year		adjustments
	2002	expense(a)	Utilization	and others	2003

	(in millions of euros)
French GAAP reserve	919	1,160	(980)	(31)	1,068
Cost to relocate employees to another site	(3)	(5)	—	(1)	(8)
Moving costs	(6)	(8)	—	2	(8)
Other direct costs	(15)	(21)	—	3	(31)
Lay-off costs in excess of legal obligation	(16)	(73)	(68)	—	(157)

Total U.S. GAAP adjustment	(40)	(107)	(61)	4	(204)

U.S. GAAP restructuring reserve	879	1,053	(1,041)	(27)	864

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	—	898	(483)	(6)	409

(a)	Restructuring costs as indicated in the consolidated U.S. GAAP income statement (see note 39(1)) amount to € 1,132 million of which € 1,053 million, related to the restructuring reserve and € 79 million related to impairment of fixed assets.
     The current year expense recorded in 2003 included the following major actions:

2003

(in millions of euros)
— Lay-off costs in Alcatel-CIT (France)	(269)
— Downsizing of Submarine Networks Division: mainly lay-off costs in France (ASN France), rental termination cost of vessel	(116)
— Lay-off costs in Alcatel Espana S.A. (Spain)	(92)
— Reorganization of Space Division: transfer of part of the activity from Norway to France and lay-offs mainly in France	(80)
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	(74)
— Lay-off costs in Germany and closure of Stuttgart plant	(58)
— Closure of Illkirch	(59)
— Reorganization, outsourcing and termination costs in North American plants (US and Canada)	(54)
— Lay-off costs in Optronics Division (France and UK) before disposal of the activity on July 31, 2003	(51)
— Ongoing reorganization and downsizing of Optical Fiber Division mothballing of Claremont site (US) and reduced activity in Conflans (France) and in Mönchengladbach (Germany)	(33)
— Lay-off costs in Italia	(18)
— Other plans in the world	(149)

Total	(1,053)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The reserve at the end of 2003 is analyzed below:

2003

(in millions
of euros)
Employee termination benefits	603
Other costs	261

Total	864

      The remaining € 603 million reserve for employee termination benefits at December 31, 2003 included approximately 7,930 employees representing:

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SFAS 146 disclosure related to plans initiated after December 31, 2002:
      The evolution of the restructuring reserve under U.S. GAAP during year ended December 31, 2003 for the plans initiated after December 31, 2002, was the following:

			Costs paid
	December 31,	Charged to	or settled		CTA and	December 31,
	2002	expense	(utilization)	Adjustments	other	2003

	(in millions of euros)
Alcatel-CIT	—	263	(196)	—	—	67
Alcatel Espana S.A. (Spain)	—	92	(72)	—	—	20
Submarine Networks Division	—	101	(23)	—	—	78
Space division	—	64	(30)	—	—	34
Germany	—	65	(4)	—	—	61
Illkirch	—	68	(17)	—	—	51
Optronics Division	—	51	(51)	—	—	—
Other (no individual amount higher than € 50 million)	—	194	(90)	—	(6)	98

Total	—	898	(483)	—	(6)	409

Of which:
Termination benefits	—	770	(453)	—	(4)	313
Contract terminations	—	74	(9)	—	(1)	64
Other associated costs	—	54	(21)	—	(1)	32
2002
      The impact of the U.S. GAAP adjustment for the year ended December 31, 2002 was as follows:

				Cumulative
		Current		translation
		year		adjustments
	2001	expense	Utilization	and others	2002

	(in millions of euros)
French GAAP reserve	1,113	1,081	(1,105)	(170)	919
Cost to relocate employees outside	(9)	5	1	—	(3)
Moving costs	(10)	(16)	20	—	(6)
Other direct costs	(133)	74	16	28	(15)
Lay-off costs in excess of legal obligation/early retirement programs	(258)	201	37	4	(16)

Total U.S. GAAP adjustment	(410)	264	74	32	(40)

Restructuring reserve and asset write-downs	703	1,345	(1,031)	(138)	879
Write-down of assets	88	—	—	(88)	—

U.S. GAAP restructuring reserve	615	1,345	(1,031)	(50)	879

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The current year expense recorded in 2002 included the following major actions:

2002

(in millions
of euros)
— Lay-off and outplacement costs in Stuttgart (Germany)	261
— Costs of ongoing early retirement program and negotiated departures in CIT (France)	173
— Closure of Ghent site (Belgium) and termination costs at other Belgian sites	118
— Lay-off costs in other European units (Spain, Italy, Netherlands, Nordic countries)	261
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	229
— Reorganization and downsizing of Optical Fiber Division: closure of Conflans site (France) and High River site (Canada) and reduced activity at Douvrin site (France), Claremont site (U.S.) and Mönchengladbach (Germany)	107
— Reorganization of Space Division: conversion of Valence site (France) and early retirement program and negotiated departures at other sites	65
— Reorganization of Optronics Division: closure of Gatineau site (Canada), outsourcing of the U.S activity, early retirement and voluntary terminations at other sites (France and Scotland)	23
— Other restructuring plans	108

Total	1,345

      The reserve at the end of 2002 is analyzed below:

2002

(in millions
of euros)
Employee termination benefits	604
Other costs	275

Total	879

      The remaining € 604 million reserve for employee termination benefits at December 31, 2002 included approximately 7,452 employees to be terminated representing:

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.
      Disclosures in accordance with SFAS 132 are as follows:
(a)  Pensions and retirement indemnities
      Pensions and retirement obligations are determined in accordance with the accounting principles presented in note 1(i).
     Assumptions for the calculation
      Discount rates are determined by reference to risk-free rates on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist, of appropriate duration at the measurement date of each plan. Expected returns on assets are based on the expected rate of return on plan assets (calculated taking into account historic returns, asset allocation and expected future returns). They are both defined centrally to achieve consistency in same monetary areas. Each company within Alcatel has the responsibility of determining its set of local assumptions such as withdrawal rate and salary increase rates to take into account specific local conditions. The assumptions for 2004, 2003 and 2002 are as follows (the rates indicated are weighted average rates):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Discount rate	4.46%	4.81%	5.75%
Future salary increases	3.52%	3.55%	3.72%
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years	15 years

	Fiscal year	Fiscal year	Fiscal year
	2004	2003	2002

Expected long-term return on assets	4.70%	4.50%	4.47%
      Split between Domestic and foreign is as follows:

	Year ended		Year ended		Year ended
	December 31, 2004		December 31, 2003		December 31, 2002

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign

Discount rate	4.32%	4.47%	4.30%	4.86%	5.50%	5.76%
Future salary increase	2.82%	3.57%	2.25%	3.70%	2.57%	3.88%

	Fiscal year		Fiscal year		Fiscal year
	2004		2003		2002

Expected long-term return on assets	4.73%	4.70%	3.42%	4.50%	5.00%	4.47%
      The assumptions used for the calculation of the Projected Benefit Obligation as of the measurement date (December 31st) of the preceding fiscal year are used to determine the calculation of interest rate and service cost of the following year.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Pensions obligation and funded status
      A detailed reconciliation of the changes in the PBO for fiscal year 2004, 2003 and 2002 is provided in the following table:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Benefit obligation at beginning of year	3,282	306	2,976	3,270	344	2,926	3,305	349	2,956
Service cost	72	10	62	96	15	81	138	26	112
Interest cost	145	10	135	153	15	138	180	17	163
Plan participants’ contributions	4	—	4	5	—	5	8	—	8
Amendments	(46)	1	(47)	23	—	23	27	—	27
Reclassification	—	—	—	—	—	—	74 (a)	—	74 (a)
Business combinations	—	—	—	—	1	(1)	1	—	1
Disposals	(72)	(14)	(58)	(36)	(26)	(10)	(157)	(35)	(122)
Curtailments	(14)	(7)	(7)	(73)	(37)	(36)	(73)	(29)	(44)
Settlements	(19)	(4)	(15)	(65)	—	(65)	(44)	—	(44)
Special termination benefits	—	—	—	1	—	1	(1)	(1)	—
Actuarial loss/(gain)	38	(88)	126	211	(1)	212	139	24	115
Benefits paid	(162)	(3)	(159)	(186)	(5)	(181)	(250)	(7)	(243)
Other (foreign currency translation)	(18)	—	(18)	(117)	—	(117)	(77)	—	(77)

Benefit obligation at end of year	3,210	211	2,999	3,282	306	2,976	3,270	344	2,926

(a)	net amount of the pension benefit obligation and fair value of plan assets presented in other non current assets before 2002.

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Accumulated benefit obligation	2,869	191	2,678	2,825	262	2,563	2,852	320	2,532
Effect of salary increase	341	20	321	457	44	413	418	24	394

Benefit obligation at end of year	3,210	211	2,999	3,282	306	2,976	3,270	344	2,926

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table shows for fiscal year 2004, 2003 and 2002 the change in plan assets:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Fair value of plan assets at beginning of year	2,050	58	1,992	2,137	46	2,091	2,281	54	2,227
Actual return on plan assets	143	2	141	91	3	88	(36)	(12)	(24)
Employers’ contribution	80	6	74	68	10	58	103	4	99
Plan participants’ contributions	4	—	4	5	—	5	8	—	8
Amendments	(56)	(15)	(41)	4	5	(1)	—	—	—
Reclassification	—	—	—	—	—	—	78 (a)	—	78 (a)
Business combinations	—	—	—	—	—	—	19	—	19
Disposals	(10)	—	(10)	(5)	(5)	—	(71)	—	(71)
Curtailments	—	—	—	(3)	—	(3)	—	—	—
Settlements	(15)	—	(15)	(61)	—	(61)	(83)	—	(83)
Special termination benefits/ benefits paid	(104)	(3)	(101)	(108)	(1)	(107)	(129)	—	(129)
Other (foreign currency translation)	(8)	—	(8)	(78)	—	(78)	(33)	—	(33)

Fair value of plan assets at end of year	2,084	48	2,036	2,050	58	1,992	2,137	46	2,091

(a)	Net amount of the pension benefit obligation and fair value of plan assets presented in other non current assets before 2002.
     A reconciliation of the funded status of pension benefit plans is:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Funded status	(1,126)	(163)	(963)	(1,232)	(248)	(984)	(1,133)	(298)	(835)
Unrecognized actuarial loss/(gain)	158	(15)	173	162	80	82	45	117	(72)
Unrecognized transition obligation	(2)	(2)	(0)	(3)	(2)	(1)	2	(3)	5
Unrecognized prior service cost	57	0	57	63	0	63	70	(0)	70

Net amount recognized	(913)	(180)	(733)	(1,010)	(170)	(840)	(1,016)	(184)	(832)

      Amounts recognized in the statement of financial position consist of:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Accrued	(1,491)	(198)	(1,293)	(1,484)	(214)	(1,270)	(1,504)	(279)	(1,225)
Prepaid	61	—	61	62	—	62	124	—	124
Intangible assets	44	—	44	50	—	50	—	—	—
Accumulated other comprehensive loss	473	18	455	362	44	318	364	95	269

Net amount accrued for in consolidated financial statements	(913)	(180)	(733)	(1,010)	(170)	(840)	(1,016)	(184)	(832)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For fiscal year 2004, 2003 and 2002, the PBO, ABO and fair value of plan assets whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Projected Benefit Obligation	(2,485)	(211)	(2,274)	(2,453)	(306)	(2,147)	(2,263)	(344)	(1,919)
Accumulated Benefit Obligation	(2,374)	(191)	(2,183)	(2,323)	(262)	(2,061)	(2,163)	(320)	(1,843)
Fair value of plan assets	962	48	914	948	58	890	798	46	752

Underfunding of accumulated benefit obligation	(1,412)	(143)	(1,269)	(1,375)	(204)	(1,171)	(1,365)	(274)	(1,091)

Components of net periodic pension cost

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Components of net periodic cost
Service cost	72	10	62	96	15	81	138	26	112
Interest cost	145	10	135	153	15	138	180	17	163
Expected return on plan assets	(97)	(2)	(95)	(95)	(3)	(92)	(110)	(4)	(106)
Amortization of transition obligation	(2)	(0)	(2)	(2)	0	(2)	(2)	(0)	(2)
Amortization of prior service cost	5	0	5	5	0	5	5	(0)	5
Amortization of recognized actuarial gain/loss	(14)	(1)	(13)	(19)	3	(22)	(11)	6	(17)
Effect of curtailments	(39)	(4)	(35)	(55)	(24)	(31)	(35)	(21)	(14)
Effect of settlements	6	—	6	23	—	23	23	—	23
Special termination benefits	—	—	—	1	—	1	(1)	(1)	—

Net periodic benefit cost	76	13	63	107	6	101	187	23	164

      Annual cost under French GAAP for pension benefits plans is € 104 million, € 107 million and € 187 million for the years ended December 31, 2004, 2003 and 2002, respectively. Since January 1, 2004, liabilities and prepaid expenses are determined under French GAAP in accordance with International Accounting Standards No. 19. Therefore, annual costs under French GAAP and U.S. GAAP are different beginning in 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan assets information
      Plan assets are invested as follows:

					Cash and
	Private and				cash		Property
	public bonds		Equity		equivalent		assets		Total

	(in millions of euros and percentage)
2002
Domestic	11	24%	34	74%	1	2%	—	—	46	100%
Foreign	941	45%	563	27%	389	19%	198	9%	2,091	100%

Total	952	45%	597	28%	390	18%	198	9%	2,137	100%

2003
Domestic	23	40%	34	58%	1	2%	—	—	58	100%
Foreign	822	41%	512	26%	371	19%	287	14%	1,992	100%

Total	845	41%	546	27%	372	18%	287	14%	2,050	100%

2004
Domestic	21	54%	18	46%	—	—	—	—	39	100%
Foreign	823	41%	537	26%	373	18%	312	15%	2,045	100%

Total	844	40%	555	27%	373	18%	312	15%	2,084	100%

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
      Moreover, for fiscal year 2005, we expect to contribute € 76 million to pension funds.
(b) Other post-retirement benefits
      These post-retirement benefits only relate to American employees for medical insurance and life insurance. Therefore, foreign amounts are equal to total amounts and domestic amounts are nil.
      The assumptions for 2004, 2003 and 2002 are as follows (the rates indicated are weighted average rates). They are equal to pension plan assumptions for American companies:

	2004	2003	2002

General inflation	3.00%	3.00%	3.00%
Discount rate	5.27%	5.25%	6.50%
Post-retirement cost trend rate	5.00%	5.00%	5.00%

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Other post-retirement obligation and funded status:

	Other post-retirement
	benefits

	2004	2003	2002

	(in millions of euros)
Change in benefit obligation
Benefit obligation at beginning of year	17	106	110
Service cost	0	1	2
Interest cost	1	6	8
Plan participants’ contributions	—	—	—
Amendments	—	(116)	1
Business combinations	—	—	—
Disposals	—	—	—
Curtailments	—	—	(9)
Settlements	—	—	—
Special termination benefits	—	—	—
Actuarial loss/(gain)	3	35	20
Benefits paid	(4)	(6)	(7)
Other (foreign currency translation)	(0)	(9)	(19)

Benefit obligation at end of year	17	17	106

      The main American medical and life insurance plan was amended in 2003. After 2006, Alcatel will no longer participate in this plan.

Other post-retirement
benefits

	2004	2003	2002

(in millions of euros)
Change in plan assets
Fair value of plan assets at beginning of year	—	—	—
Actual return on plan assets	—	—	—
Employers’ contributions	4	—	—
Plan participants’ contributions	—	—	—
Amendments	—	—	—
Business combinations	—	—	—
Disposals	—	—	—
Curtailments	—	—	—
Settlements	—	—	—
Special termination benefits/ benefits paid	(4)	—	—
Other (foreign currency translation)	—	—	—

Fair value of plan assets at end of year	—	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Other post-retirement
	benefits

	2004	2003	2002

	(in millions of euros)
Funded status	(17)	(17)	(106)
Unrecognized actuarial loss/(gain)	37	41	16
Unrecognized transition obligation	0	0	2
Unrecognized prior service cost	(88)	(102)	—

Net amount recognized	(67)	(78)	(88)

Components of net periodic pension cost:

	Other post-retirement
	benefits

	2004	2003	2002

	(in millions of euros)
Components of net periodic cost
Service cost	0	1	2
Interest cost	1	6	8
Expected return on plan assets	—	—	—
Amortization of transition obligation	0	0	1
Amortization of prior service cost	(6)	(1)	—
Amortization of recognized actuarial (gain)/loss	3	4	—
Effect of curtailments	—	1	7
Effect of settlements	—	—	—
Special termination benefits	—	—	—

Net periodic benefit cost	(2)	11	18

Amounts recognized in the statement of financial position:

	Other post-retirement
	benefits

	2004	2003	2002

	(in millions of euros)
Accrued benefit liability	(67)	(78)	(88)
Prepaid benefit cost	—	—	—

Net amount accrued for under U.S. GAAP	(67)	(78)	(88)

      Regarding the other benefit plans, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point increase	Point decrease

Effect on total of service and interest cost components:	5.8%	(0.5%)
Effect on the post-retirement benefit obligation:	2.6%	(1.8%)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(6)  Income taxes
(a)  Deferred tax balances:

	2004	2003	2002

	(in millions of euros)
Deferred tax assets	6,301	6,346	6,343
Less valuation allowance(a)	(4,636)	(4,306)	(4,128)

Net deferred tax assets	1,665	2,040	2,215
Deferred tax liabilities	(109)	(11)	(221)

Net deferred taxes	1,556	2,029	1,994

(a)	Of which € 62 million at December 31, 2004 (€ 62 million at December 31, 2003 and € 85 million at December 31, 2002) will be allocated to reduce goodwill.
     Major temporary differences giving rise to deferred taxes at December 31 are as follows:

	2004	2003	2002

	(in millions of euros)
Tax effect of temporary differences related to:
Accounting for long-term contracts	(16)	(11)	(81)
Depreciation of property, plant and equipment	—	—	—
Other	(93)	—	(140)

Deferred tax liabilities	(109)	(11)	(221)

Tax losses carried forward	4,858	4,483	4,292
Accrued pension and retirement obligation	111	62	277
Other reserves	217	304	238
Other	1,115	1,497	1,536

Deferred tax assets	6,301	6,346	6,343
Less: Valuation allowance	(4,636)	(4,306)	(4,128)

Deferred tax assets, net	1,665	2,040	2,215

Total deferred tax assets (liabilities), net	1,556	2,029	1,994

      Deferred tax balances are analyzed as follows:

At December 31, 2004	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	235	1,430	1,665
Deferred tax liabilities	(33)	(76)	(109)

Total	202	1,354	1,556

At December 31, 2003	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	406	1,634	2,040
Deferred tax liabilities	(11)	—	(11)

Total	395	1,364	2,029

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2002	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	568	1,647	2,215
Deferred tax liabilities	(73)	(148)	(221)

Total	495	1,499	1,994

(b) Analysis of income tax (expense) benefit:

	2004	2003	2002

	(in millions of euros)
Current tax (expense) benefit	82	(62)	283
Tax benefit of operating losses carried forward	110	534	1,860
Net change in valuation allowance	(10)	(575)	(1,903)
Other deferred tax (expense) benefit	(191)	(9)	(149)

Income tax (expense) benefit	(9)	(112)	91

(c)  Effective income tax rate

	2004	2003	2002

	(in millions of euros)
Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, amortization of goodwill, minority interests and extraordinary items	678	(1,591)	(4,540)
Average income tax rate	28.4%	32.6%	35.1%

Expected tax (charge) benefit	(193)	518	1,594
Impact of:
— reduced taxation of certain revenues	2	12	5
— net change in valuation allowance	(10)	(575)	(1,903)
— tax credits	14	(3)	31
— other	178	(64)	364

Actual income tax (charge) benefit	(9)	(112)	91
Effective tax rate	1.4%	(7.1)%	2.0%

(d)	Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, minority interests and extraordinary items by geographical origin:

	2004	2003	2002

	(in millions of euros)
France	84	(995)	(1,690)
Foreign	590	(600)	(6,962)

Income (loss) before tax	674	(1,595)	(8,652)

(7)  FIN 45 Disclosure
      The recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the audited consolidated financial statements.
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
      Guarantees and indemnification agreements are mainly disclosed in note 31 with:

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
      The Group records a liability for product warranties corresponding to the estimated amount of future repair and replacement costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales disclosed in note 25. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.
      Change of product warranty reserve during fiscal 2003 and 2004:

2003

(in millions of euros)
As of January 1, 2003	751

Additional reserves	259
Used	(205)
Changes in estimates of pre-existing warranties	(162)
Change in consolidated companies	(18)
Exchange differences and other	(51)

As of December 31, 2003	574

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004

(in millions of euros)
As of January 1, 2004	574

Additional reserves	123
Used	(139)
Changes in estimates of pre-existing warranties	(141)
Change in consolidated companies	(49)
Exchange differences and other	12

As of December 31, 2004	380

      Disclosures related to guarantees given are set forth in note 31.

(8)	Combined information concerning subsidiaries consolidated using the proportionate consolidation method
      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of proportionate consolidation method, summarized financial information about the Group’s share of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to investments in operating entities accounted for using the proportionate consolidation method (Evolium and Alda Marine in 2004, 2003 and 2002 and Europe*Star only in 2002) have been prepared for the three years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,

	2004	2003	2002

	(in millions of euros)
Balance Sheet data
Non-current assets	160	153	234
Current assets	25	56	18
Non-current liabilities	96	102	187
Current liabilities	89	49	68
Income statement data
Net sales	2	1	10
Cost of sales	65 (a)	(32)	(38)
Income (loss) from operations	2	(34)	(50)
Net income	1	(45)	(185)
Cash flow data
Cash flow from operating activities	53	(14)	5
Cash flow from investing activities	(46)	(31)	(46)
Cash flow from financing activities	(10)	42	46

(a)	including operating grants received from other fully owned subsidiaries of the Group.
(9)  Other information on affiliates
      Market value of Alcatel’s stake in listed equity affiliates at December 31, 2004:

	% interest	Net value	Market value

	(in millions of euros)
Thales	9.5%	392	575

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In addition, dividends received in 2004 from equity affiliates amounted to € 20 million (€ 13 million for 2003 and € 81 million for 2002).
(10) Other information (schedule II) — based on French GAAP information

	Balance at	Charged to		Balance at
	beginning	costs and	Other	end
	of period	expenses	movements	of period

	(in millions of euros)
Valuation and qualifying accounts deducted from the related accounts
2004
Other investments and miscellaneous	1,549	(39)	(181)	1,329
Inventories	978	(22)	(461)	495
Trade receivables and related accounts	437	(42)	(111)	284
Other accounts receivable	34	4	16	54
2003
Other investments and miscellaneous	2,008	(311)	(148)	1,549
Inventories	1,394	67	(483)	978
Trade receivables and related accounts	1,092	(253)	(402)	437
Other accounts receivable	36	(13)	11	34
2002
Other investments and miscellaneous	1,493	710	(195)	2,008
Inventories	1,588	562	(756)	1,394
Trade receivables and related accounts	928	279	(115)	1,092
Other accounts receivable	17	6	13	36
Accrued contract costs and other reserves
2004
Accrued pensions and retirement obligations	1,010	104	30	1,144
Estimated losses on long-term contracts	155	162	(122)	195
Other contract costs	1,048	(33)	(282)	733
Other reserves	779	(21)	(70)	688
2003
Accrued pensions and retirement obligations	1,016	132	(138)	1,010
Estimated losses on long-term contracts	112	85	(42)	155
Other contract costs	1,377	66	(395)	1,048
Other reserves	893	185	(299)	779
2002
Accrued pensions and retirement obligations	1,120	187	(291)	1,016
Estimated losses on long-term contracts	343	(14)	(217)	112
Other contract costs	1,475	336	(434)	1,377
Other reserves	1,223	107	(437)	893

(11)	Recently issued U.S. Accounting Standards
      FIN 46 Consolidation of Variable Interest Entities was effective for Alcatel starting January 1, 2004. The Group has concluded that this had no impact on the consolidated financial statements.
      In March 2004, the EITF reached consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities and non-

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
marketable securities accounted for under the cost method. On September 30,2004, the FASB issued FSP 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, delaying the effective date for the recognition and measurement guidance in EITF 03-01, until certain implementation issues are addressed and a final FSP is issued. The disclosure requirements in EITF 03-01 remain effective. The Group has concluded that this had no impact on the consolidated financial statements.
      In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, clarifying the existing requirements in ARB No. 43 by adopting language similar to that used in IAS 2. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 will not have an impact on the Group’s consolidated results of operation or financial position, since the key elements are already utilized in the Group’s IFRS and U.S. GAAP consolidated financial statements.
      In December 2004, the FASB published FASB Statement No. 123 (revised 2004), Share-Based Payments. This standard provides guidance on how companies must recognize the compensation cost relating to share-based payment transactions in their financial statements. It will require companies to recognize a compensation cost for the value of options granted in exchange for employee services, based on the grant date fair value of those instruments. FASB No. 123 (revised) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, however early application is possible. The Group is in the process of assessing what impact the pronouncement will have on its consolidated financial statements.
      In December 2004, the FASB published FASB Statement No. 153, Exchanges of Non Monetary Assets an amendment of APB Opinion No. 29. This statement addresses the measurement of exchanges of non monetary assets. It eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB No. 143 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, however early adoption is possible.

Note 41 —	Subsequent events
      On January 28, 2005, Alcatel announced the signature of final agreements to merge its space activities with those of Finmeccanica and the creation of two joint venture companies, to which both partners will contribute their respective satellite industrial and service activities.
      On February 24, 2005, Moody’s placed Alcatel’s debt ratings outlook under review for possible upgrade.
      On March 15, 2005, Alcatel announced that it has successfully completed the amendment of its existing undrawn € 1.3 billion syndicated 3-year revolving credit facility to benefit from the attractive conditions prevailing in the loan market. The amendment consisted in lengthening the maturity of the facility from June 2007 to June 2009 with a possible extension until 2011, cancelling one of the two financial covenants and reducing the cost of the facility. Alcatel decided to reduce its overall amount to € 1 billion.
      On March 16, 2005, Alcatel announced that it has initiated the disposal of 3,476,388 Nexans shares (i.e. 15% of the share capital), corresponding to its entire shareholding, currently accounted for as marketable securities. The transaction takes the form of a private placement executed via an accelerated bookbuilding process.