Form 20-F
period 2005-12-31
ALCATEL
filed 2006-03-31
CIK 886125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-11130
ALCATEL
(Exact name of Registrant as specified in its charter)
ALCATEL
(Translation of Registrant’s name into English)
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
     Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,428,541,640 ordinary shares, nominal value €2 per share
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes     ☑               No     ☐
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes     ☐               No     ☑
      Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes     ☑               No     ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑          Accelerated filer ☐          Non-accelerated filer ☐
      Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17     ☐               Item 18     ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes     ☐               No     ☑

i

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
      Not applicable.

Item 2.	Offer Statistics and Expected Timetable
      Not applicable.

Item 3.	Key Information
SELECTED FINANCIAL DATA
Alcatel Selected Consolidated Financial Data
      In accordance with a regulation adopted by the European Union, or EU, in July, 2002, all companies incorporated under the laws of one of the member states of the EU and whose securities are publicly traded within the EU are required to prepare their consolidated financial statements for the fiscal year starting on or after January 1, 2005 on the basis of accounting standards issued by the International Accounting Standards Board. Therefore, in accordance with these requirements, we converted from using French generally accepted accounting principles (“French GAAP”) to International Financial Reporting Standards (“IFRS”), as adopted by the EU. As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our” or similar expressions, as well as references to “Alcatel” or the “Group,” mean Alcatel and its consolidated subsidiaries.
      As a first time adopter of IFRS at January 1, 2004, we have followed the specific requirements described in IFRS 1 “First Time Adoption of IFRS.” The options selected for the purpose of the transition to IFRS are described in the notes to our 2005 consolidated financial statements included elsewhere in this document. Impacts of the transition on the balance sheet at January 1, 2004, the income statement for the year ended December 31, 2004 and the balance sheet at December 31, 2004 are presented and discussed in Note 38 to our 2005 consolidated financial statements.
      In accordance with General Instruction G.(c) to Form 20-F, the table below represents selected consolidated financial data for Alcatel for the two-year period ended December 31, 2005 in IFRS, which have been derived from the audited consolidated financial statements of Alcatel and for the five-year period ended December 31, 2005 in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The selected consolidated financial data are qualified by reference to, and should be read in conjunction with, Alcatel’s consolidated financial statements and the notes to those statements and Item 5 — “Operating and Financial Review and Prospects” appearing elsewhere in this annual report.
      IFRS differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and IFRS as they relate to Alcatel’s consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for 2005 and 2004, please refer to Notes 39 through 42 to our 2005 consolidated financial statements included elsewhere herein.

	At December 31,

	2005(1)	2005	2004	2003	2002	2001

	(in millions)
Income Statement Data Amounts in accordance with IFRS
Revenues	$15,554	€13,135	€12,244
Operating profit (loss)(2)	1,408	1,189	1,179
Restructuring costs	(130)	(110)	(324)
Income (loss) from operating activities	1,349	1,139	707
Income(loss) from continuing operations	1,165	984	503
Net income (loss)	1,150	971	645
Net income (loss) attributable to equity holders of the parent	1,101	930	576
Earnings per Ordinary Share
Net income (loss) attributable to the equity holders of the parent (before discontinued operations)
— Basic(3)	0.82	0.69	0.32
— Diluted(4)	0.82	0.69	0.31
Dividends per ordinary share(5)	0.19	0.16	—
Dividend per ADS(5)	0.19	0.16	—
Amounts in accordance with U.S. GAAP(6)
Net sales	$15,547	€13,129	€12,663	€12,528	€16,549	€25,627
Income (loss) from operations	1,113	940	550	(1,349)	(8,300)	(5,285)
Net income (loss)	904	763	550	(1,721)	(11,511)	(4,937)
Basic earnings per ordinary share(3) (7):
Income (loss) before extraordinary items	0.66	0.56	0.45	(1.46)	(7.29)	(4.05)
Net income (loss)	0.66	0.56	0.45	(1.42)	(9.67)	(4.26)
Diluted earnings per ordinary share(4)(7) :
Income (loss) before extraordinary items	0.66	0.55	0.43	(1.46)	(7.29)	(4.05)
Net income (loss)	0.66	0.55	0.42	(1.42)	(9.67)	(4.26)
Basic earnings per ADS(7):
Income (loss) before extraordinary items	0.66	0.56	0.45	(1.46)	(7.29)	(4.05)
Net income (loss)	0.66	0.56	0.45	(1.42)	(9.67)	(4.26)
Diluted earnings per ADS(7):
Income (loss) before extraordinary items	0.66	0.55	0.43	(1.46)	(7.29)	(4.05)
Net income (loss)	0.66	0.55	0.42	(1.42)	(9.67)	(4.26)

	For the Year Ended
	December 31,

	2005(1)	2005	2004

Balance Sheet Data Amounts in accordance with IFRS
Total assets	$24,656	€20,821	€20,342
Marketable securities and cash and cash equivalents	6,099	5,150	5,163
Bonds, notes issued and other debt — Long-term part	3,259	2,752	3,491
Current portion of long-term debt	1,239	1,046	1,115
Capital Stock	3,383	2,857	2,852
Shareholders’ equity attributable to the equity holders of the parent after appropriation	7,111	6,005	4,920
Minority interests	565	477	373

	At December 31,

	2005(1)	2005	2004	2003	2002	2001

	(In millions)
Amounts in accordance with U.S. GAAP(5)
Shareholders’ equity before appropriation	$10,325	€8,719	€6,864	€6,414	€8,184	€20,985
Total assets(8)	28,639	24,184	23,888	25,998	30,435	49,046
Long-term debt	3,450	2,913	3,628	4,713	5,070	6,202

(1)	Translated solely for convenience into dollars at the noon buying rate of € 1.00 = U.S. $1.1842 on December 31, 2005.

(2)	Operating profit (loss) corresponds to the income (loss) from operating activities before share-based payments, restructuring costs, impairment of capitalized development costs and gain/ (loss) on disposal of consolidated shares.

(3)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries at December 31, without adjustment for any share equivalent:

Ordinary shares: 1,367,994,653 in 2005 for IFRS earnings per share and 1,367,994,653 for U.S. GAAP earnings per share; 1,349,528,158 in 2004 for IFRS earnings per share (including 120,780,519 shares related to bonds mandatorily redeemable for ordinary shares) and 1,228,745,770 for U.S. GAAP earnings per share; 1,211,579,968 in 2003, 1,190,067,515 in 2002 and 1,158,143,038 in 2001 for U.S. GAAP earnings per share.

(4)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

—	IFRS: ordinary shares: 1,376,576,909 in 2005 and 1,362,377,441 in 2004.

—	U.S. GAAP: ordinary shares: 1,377,183,582 in 2005; 1,363,661,187 in 2004; 1,211,579,968 in 2003; 1,190,067,515 in 2002 and 1,158,143,038 in 2001.

(5)	Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our board of directors has announced that it will propose at the annual shareholders’ meeting to be held in 2006 to pay a dividend of € 0.16 per ordinary share and ADS for 2005.

(6)	For information concerning the differences between IFRS and U.S. GAAP for years 2005 and 2004, see notes 39 to 42 to our 2005 consolidated financial statements included elsewhere herein. For information concerning the differences between French GAAP and U.S. GAAP for 2003 through 2001, see the notes to our prior consolidated financial statements filed as part of our Annual Reports on Form 20-F for the years ended December 31, 2004 and 2003.

(7)	All ordinary share and per ordinary share data and all ADS and per ADS data for the years ended December 31, 2002 and 2001 have been adjusted to reflect the conversion on April 17, 2003 of all of our outstanding Class O shares and Class O ADSs into our ordinary shares and ADSs, as applicable, on a one-to-one basis. We no longer have Class O shares trading on the Euronext Paris or Class O ADSs trading on the NASDAQ National Market.

(8)	Advance payments received from customers are not deducted from the amount of total assets. See note 39(k) to our consolidated financial statements included elsewhere herein.

Exchange Rate Information
      The table below shows the average noon buying rate of euro from 2001 to 2005. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies.

Year	Average rate(1)

2005	$1.2400
2004	$1.2478
2003	1.1411
2002	1.0531
2001	0.8929

(1)	The average of the noon buying rate for euro on the last business day of each month during the year.
     The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low

February 2006	$1.2100	$1.1860
January 2006	1.2287	1.1980
December 2005	1.2041	1.1699
November 2005	1.2067	1.1667
October 2005	1.2148	1.1914
September 2005	1.2538	1.2011
      On March 30, 2006, the noon buying rate was € 1.00 = U.S. $1.2132.
RISK FACTORS
Risks Relating to our Operations
      Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described the specific risks that we consider material to our business but the risks described below are not the only ones we face. We do not discuss risks that would generally be equally applicable to companies in other industries, due to the general state of the economy or the markets, or other factors. Additional risks not known to us or that we now consider immaterial may also impair our business operations.
Renewed weakness in the telecommunications market could once again have a material adverse effect on our business, operating results and financial condition, and cause us to incur net losses in the future.
      Our business is extremely sensitive to market conditions in the telecommunications industry. In the recent past, our operating results were adversely affected due to unfavorable economic conditions and reduced capital spending by carriers and businesses, particularly in the United States and Europe. While there has been some improvement in capital spending trends since 2003, it is difficult to know whether these trends will continue. Capital spending for telecommunications equipment and related services depends upon the extent of existing unused capacity and the growth rate in voice and data traffic levels, including growth in Internet and electronic commerce generated traffic. If this capital spending does not increase from current levels, or does not at least maintain its current level, the market for our products may decline or fail to develop as expected. This would result in reduced sales and the carrying of excess inventory and may result in our incurring net losses once again in the future.

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
      The telecommunications equipment manufacturing industry continues to have excess capacity and there has not been any significant consolidation. Additionally, new competitors continue to emerge and grow. Asian-based competitors are now providing fierce competition not only in Asia but in other markets as well. Accordingly, the industry remains highly competitive and pricing pressures are intense across a wide range of products and services. Some of our competitors have a stronger position than us with respect to certain products or in particular markets. Also, the continued strength of the euro against the U.S. dollar and the major Asian currencies may give a competitive advantage to those of our competitors that incur a great portion of their costs outside the euro area.
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
      Our short-term debt rating, though improved over the last two years, allows us a limited access to the commercial paper market, and the non-French commercial paper market is generally not available to us on terms and conditions that we find acceptable. Our ability to access the capital markets and our financing costs are, in part, dependent on Standard & Poor’s, Moody’s or similar agencies’ ratings with respect to our debt and corporate credit and their outlook with respect to our business. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and reduced access to the capital markets. We can provide no assurance that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies.
Credit and commercial risks and exposures could increase if the financial condition of customers declines.
      A substantial portion of our sales are to customers in the telecommunications industry. These customers often require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. As of December 31, 2005, net of provisions, we had provided customer financing of approximately €301 million, and we had outstanding commitments to provide further direct loans or financial guarantees of approximately € 97 million. We expect to continue to provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms.
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
      Historically, orders from a relatively limited number of customers have accounted for a substantial portion of our revenues and we expect that, for the foreseeable future, this will continue to be the case. For example, in 2005 our 10 largest customers accounted for 28% of our revenues. However, no single customer accounted for more than 10% of our revenues. In addition, even if we are successful in attracting new customers, new market entrants may not have access to sufficient financing to purchase our products and equipment.
An increasing amount of our sales, particularly in mobile networks, is made in emerging markets.
      We continue to experience strong sales in emerging markets in Asia, Africa and Latin America. This is particularly the case with respect to mobile infrastructure products and related services. In these markets we are faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency.

Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.
      Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro, principally the U.S. dollar, and, to a lesser extent, the British pound. Because our financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could continue to have a material impact on our reported results. From 2003 through 2005, the relative strength of the euro against the U.S. dollar had a significant negative impact on our revenues. The weakness of the dollar against the euro has meant that competition is particularly intense from competitors with a large part of their costs outside the euro area. This has put pressure on our margins and might continue to do so. If the dollar continues to be weak against the euro in 2006, this may have a further negative impact on our revenues and our margins. We also experience other market risks, including changes in interest rates and in prices of marketable equity securities that we own. We use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.
Because of our significant international operations, we are exposed to a variety of risks, many of which are beyond our control.
      In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business, which is virtually every country in the world.
      We have significant operations and sales in many countries outside of Western Europe and North America, particularly in Asia. As such, our business activities are exposed to shifting government policies and legal systems that may not provide full protection of intellectual property rights or contractual commitments. Changes in government policies or an inability to protect our legal rights may have an adverse impact on our financial conditions.
      As a result of being active in many countries we are continually moving products from one country to another and we often provide services in one country from a base in another. Accordingly, we remain vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.
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
      The deposit agreement expressly limits our obligations and liability and the obligations and liability of the depositary. Neither we nor the depositary will be liable despite the fact that an ADS holder may have incurred losses if the depositary:

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
Judgments of U.S. courts may not be enforceable against us including those predicated on the civil liability provisions of the federal securities laws of the United States in French courts.
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
History and Development
      We are a leading, worldwide provider of a wide variety of telecommunications equipment and services. With revenues of € 13.1 billion in 2005 and approximately 58,000 employees, we operate in more than 130 countries. Our telecommunications equipment and services enable our customers to send or receive virtually any type of voice or data transmission. Our customers include fixed line and wireless telecommunications operators, sometimes referred to as carriers, Internet service providers, governments and businesses.
      Alcatel is a French société anonyme, established in 1898, originally as a publicly owned company. Alcatel’s corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code, the financial and monetary code and decree No. 67-236 of March 23, 1967, as amended to date.
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
      Our total capital expenditures were €638 million for the year ended December 31, 2005 compared to € 579 million in 2004. Our capital expenditures are incurred in the ordinary course of our business and operations and are generally funded out of our cash flow from operations. Further information with respect to capital expenditures and funding sources is set forth in Item 5 — “Operating and Financial Review and Prospects  — Liquidity and Capital Resources.”
Overview and Outlook
      The telecommunications market continued to recover in 2005, with a sustained demand for broadband services for data transmission and voice and data services on wireless infrastructures. The wireline market, in particular, grew during the second half of 2005, driven by the transformation of carrier networks to Internet protocol (sometimes referred to as IP) and the introduction of triple play (meaning voice, data and video) services in the network. The wireless market also continued to benefit from growth in emerging markets. The major telecommunications carriers increased their capital spending to meet this demand.
      As a result of this improved market environment, our revenues increased by 7.3% in 2005 as compared to 2004. Excluding the impact of the currency exchange rate between the euro and the U.S. dollar and other currencies linked to the U.S. dollar, our revenues would have increased by 8.0%. For 2005, our gross margin was 35.3%, a slight decrease from 2004 reflecting competitive pricing pressure in our key markets, and our operating margin was 9.1%.
      We anticipate that the carrier market will continue to grow in the mid-single digit range for the full year 2006. The wireline market should accelerate with the deployment of IP television services and the continued transformation of carrier networks towards IP. The wireless market growth rate will most probably slow down compared to last year and will be focused on emerging market needs and new applications across all geographical regions. Alcatel’s rate of growth in 2006 will depend on a favorable regulatory environment for fiber deployments, third generation wireless deployments in China, and the rate at which carrier networks transform their systems to IP. IP products and services primarily sold to non-carriers (that is, businesses and governmental and quasi-governmental entities) should continue to present opportunities, particularly those business and entities engaged in transport, energy and defense.
      With respect to our business, we expect that the good dynamics of year-end 2005 will continue into the first quarter of 2006, with year-over-year revenue growth above 10%. Overall, with the current limited visibility beyond mid-year, we expect a lower growth rate for the second half compared to the first half, but believe that our revenues should outpace the carrier market growth for the full year 2006.
      In terms of full year operating profitability, we anticipate a slight improvement in the operating margin for 2006, taking into account continuing competitive pressure in some markets.

Recent Events
      On March 24, 2006, we issued a press release confirming that we are engaged in discussions with Lucent about a potential merger of equals that is intended to be priced at market. We stated that there can be no assurances that any agreement will be reached or that a transaction will be consummated, and that we will have no further comment until an agreement is reached or the discussions are terminated.
Highlights of Transactions during 2005
     Acquisitions
      Acquisition of Native Networks. On March 17, 2005, we completed the acquisition of Native Networks, Inc., a provider of optical Ethernet goods and services, for U.S. $55 million in cash.
     Dispositions
      Sale of shareholding in Nexans. On March 16, 2005, we sold our shareholding in Nexans, representing 15.1% of Nexans’ share capital, through a private placement.
      Sale of electrical power systems business. On January 26, 2005, we completed the sale of our electrical power business to Ripplewood, a U.S. private equity firm.
     Other Transactions
      Amendment of credit facility. On March 15, 2005, we amended our existing syndicated revolving €1.3 billion credit facility by extending the maturity date from June 2007 to June 2009 with a possible extension until 2011, eliminating one of the two financial covenants, reducing the cost of the facility and reducing the overall amount to € 1.0 billion.
      Moody’s upgrade of our long-term debt. On April 11, 2005, Moody’s upgraded to Bal from Ba3 the ratings for our long-term debt on the basis of cost savings achieved by us and our balance sheet strength.
      Merger of space activities. On July 1, 2005, we completed the merger of our space activities with those of Finmeccanica, S.p.A., an Italian aerospace and defense company, through the creation of two sister companies. We own approximately 67%, and Alenia Spazio, a unit of Finmeccanica, owns approximately 33%, of the first company, Alcatel Alenia Space, that combines our respective industrial space activities. Finmeccanica owns approximately 67%, and we own approximately 33%, of the second company, Telespazio Holding, which combines our respective satellite operations and service activities.
      Exchange of our interest in joint venture with TCL Communication. On July  18, 2005, we exchanged our 45% shareholding in our joint venture with TCL Communication Technology Holdings Limited (see “Highlights of Transactions during 2004 — Other Transactions — Creation of joint venture for mobile handset business” below) for shares of TCL Communication, which resulted in TCL Communication owning all of the joint venture company and our owning 141,375,000 shares of TCL Communication.
Highlights of Transactions during 2004
     Acquisitions
      Acquisition of Spatial Wireless. On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our American Depositary Shares, or ADSs, having a value of € 223 million (based on the market value of our ADSs on the date of the acquisition). Spatial develops and markets mobile switching equipment that can operate using any of the major mobile technologies and related software. Through this acquisition we are able to offer next-generation mobile switching equipment and will facilitate our ability to provide carriers with systems that can be updated relatively easily in the future.
      Acquisition of eDial. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of € 22 million (based on the market value of our ADSs on the date of the acquisition). eDial provides conferencing and related services for businesses and carriers. This acquisition complements our communications software development strategy.
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
      Creation of joint venture for mobile handset business. On August 31, 2004, our joint venture with TCL Communication Technology Holdings Limited commenced operations. This joint venture engaged in research and development, manufacturing, and sales and distribution of mobile handsets and peripheral devices. We contributed cash and our mobile handset business having an approximate aggregate value of €45 million in exchange for a 45% equity stake in the joint venture, and TCL Communications contributed cash of € 55 million in exchange for a 55% equity stake in the joint venture.
      Creation of joint venture for optical fiber cable business. On July 1, 2004, we combined our global fiber and communication cable business with that of Draka Holding, N.V, a Dutch cable and cable systems producer, and created a new company, Draka Comteq B.V., owned 50.1% by Draka and 49.9% by us.
Highlights of Transactions during 2003
     Acquisitions
      Acquisition of iMagicTV. On April 30, 2003, we acquired, for 3.5 million of our ADSs having a market value on that date of € 26 million, the 84% of the outstanding shares that we did not own of iMagicTV, a Canadian supplier of software products and services that enable service providers to create, deliver and manage digital television and media services over broadband networks. This acquisition, together with our acquisition of ThirdSpace and Packet Video, enabled us to add to our portfolio of content and systems integration products.
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
      Sale of European factories. In 2003, we sold a number of manufacturing facilities in Europe. The principal transactions were: our Saintes, France factory that engaged in cutting, stamping and general sheet metal work was sold, and 300 employees were transferred, to GMD, a French industrial company; our Coutances, France factory that specialized in producing printed circuit boards used in telecommunications applications was sold in a leveraged management buyout and 220 employees were transferred; our Hoboken, Belgium factory that produced electro-mechanical devices was sold, and 241 employees were transferred, to Scanfil Oyi. These facilities comprised nearly 80,000 square meters.
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
Business Organization
      The organizational chart below sets forth our three business segments and their principal business activities:

Fixed Communications	Mobile Communications	Private Communications

• Access Networks • Fixed Solutions • Internet Protocol • Optical Networks	• Mobile Radio • Mobile Solutions • Wireless Transmission	• Enterprise Solutions • Space Solutions • Transport Solutions • Integration and Services
      For financial information by operating segment and geographic market, see Note 4 to our consolidated financial statements and Item 5 — “Operating and Financial Review and Prospects.”
Fixed Communications
General
      Our Fixed Communications segment is comprised of the following divisions: access networks, fixed solutions, internet protocol (IP), and optical networks. This segment supplies a broad portfolio of products and services used by carriers in all facets of their network operations, from the carriers’ central office to the end-user. In 2005, our Fixed Communications segment had revenues of € 5,213 million (excluding inter-company sales), representing 39.7% of our total revenues.

Access Networks
      We are the worldwide leader in (in terms of annual revenues) broadband access, including digital subscriber lines, or DSL. Our access products consist of equipment that transports information at high speeds, using a large bandwidth called “broadband,” over existing copper wire telephone lines. These broadband products enable carriers to generate additional revenues by providing advanced services to their residential and business customers. Our newest access Internet Protocol (or IP)-based product, introduced in 2004, is designed to accommodate expanding demand for new applications requiring greater bandwidth. It permits carriers to offer voice, data and video (triple play functionality), and to deliver to their customers virtually unlimited broadcast channels, video on demand, HDTV (high definition TV), VoIP (voice over IP), high speed Internet, and business access services. Our products permit carriers to serve the needs of their urban, suburban and rural customers.
      We believe that our large installed DSL base provides us with a competitive advantage, as most carriers enhance their networks with fiber-based services. Our fiber-based products enable the delivery of high quality voice, high-speed data and high definition interactive video, supporting hundreds of analog and digital channels. These products are complementary to our DSL products, depending on network configuration and the area of installation.
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
      We have market-leading positions in many countries in access, signaling, switching and related equipment for voice transmission. We are upgrading our voice offerings from both a performance and a cost perspective. Moreover, we have worked with carriers over the years to migrate their networks to the latest technologies. Our next generation networking (NGN) program addresses carriers’ needs to enhance their service offerings, thereby generating new revenues, while lowering the carriers’ related costs.
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

Optical Networks
      Our optical networks division produces equipment to transport information for long distances over land (terrestrial) and undersea (submarine), as well as for short distances in metropolitan and regional areas. According to industry analyst OVUM/ RHK, we have had the largest optical networking market share since 2001.
      Terrestrial. Our terrestrial products are designed for long haul and metropolitan/regional applications. With our products, carriers can manage voice, data and video traffic patterns based on different applications or platforms and benefit from new competitive service offerings by introducing a wide variety of data-managed services, including different service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow our customers to offer these new services without impacting their existing investment program for their current networks. Our metro WDM (wave division multiplexing) products address carriers’ requirements for cost-effective networks to meet their growing business and data networking needs. Our products are scaleable, in that they permit our customers to easily enlarge their networks as their business and data networking needs grow. These products provide cost-effective, managed platforms that support different services and are suitable for applications in diversified network configurations.
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
Mobile Communications
General
      Our Mobile Communications segment serves the needs of wireless carriers throughout the world. We provide an extensive range of mobile communications products and services, including radio access and core network hardware and software, applications hardware and software and a wide range of services, including installation, maintenance and operation systems. In 2005, our Mobile Communications segment had revenues of € 4,096 million (excluding inter-company sales), accounting for 31.2% of our total revenues.
Mobile Radio
      We develop Evolium mobile radio products for all major mobile technologies — GSM/ GPRS/ EDGE and UMTS. Our mobile radio products are designed to minimize total cost of ownership through a continuous re-engineering program and the use of a highly modular framework that facilitates rapid network deployment and expansion, flexible network evolution, including the easy introduction of new technologies and easier maintenance, and allows for the evolution to a third generation, or 3G, network without loss of operability.
      Global System for Global Communications/ General Packet Radio Service, or GSM/ GPRS, remains by far the world’s dominant mobile technology and is increasingly in demand in emerging countries. Enhanced Data rates for GSM Evolution, or EDGE, provides a relatively simple, cost-effective development step beyond GSM/ GPRS that can be an alternative to, or complement, the implementation of UMTS (described below). Compared to GSM/ GPRS, the main benefits of EDGE are higher data transmission speeds, better geographic coverage and improved operating characteristics. EDGE does not support the full range of services provided by UMTS such as video-telephony and cannot compete with UMTS data transmission speeds. However, EDGE can be faster and cheaper to deploy and has better coverage in rural areas deployments. All of our Evolium base stations have been shipped fully EDGE-ready since early 2001, enabling EDGE to be introduced through an easy software upgrade, with no need for site visits.
      UMTS. Universal Mobile Telephone Communications Systems, commonly referred to as UMTS or 3G, represents an important evolutionary step over GSM/ GPRS/ EDGE networks in terms of services, voice quality and data transmission speeds. Our joint venture with Fujitsu, launched in 2000, provides us with competitive and comprehensive UMTS mobile radio network products. Our existing customers that utilize Evolium GSM base stations and that wish to migrate to 3G systems can do so relatively easily and inexpensively by incorporating our 3G modules into their systems. Similarly, customers wishing to migrate their systems to the even more advanced HSDPA (High Speed Downlink Packet Access), followed next year by HSUPA (High Speed Uplink Packet Access), will be able to do so through a relatively simple software upgrade to their existing systems.
      In 2004, we formed an alliance with Intel for the development of end-to-end solutions using wiMAX standards (Worldwide Interoperability for Microwave Access) that provide broadband connectivity over wireless networks. We expect that these wiMAX products, based on our Evolium portfolio of products, will be available in 2006. These products will be especially important for emerging countries, which generally do not have an extensive existing network of installed landlines. We also have an alliance with Datang Mobile to foster the development of the 3G mobile standard, TD-SCDMA, in China. During 2005, we entered into a non-exclusive agreement with a Chinese equipment vendor, ZTE, under which they provide us with radio equipment for sale in China. In addition, we have a number of partnerships for the development of equipment and services based on Advanced Telecom Computing Architecture (ATCA), a standard that reduces the cost and complexity of our customers’ mobile infrastructure.
Mobile Solutions
      Our mobile solutions business consists of core network products and software applications. In software applications, our extensive range of platforms and software products enables mobile operators to deliver new value-added mobile services. End-user needs addressed by our products include personal multimedia communication, access to information and entertainment services, and mobile commerce. We are a leader in intelligent network platforms and services with over 110 customers worldwide, and we are recognized by industry analysts for our multimedia services (for instance, mobile music and mobile video) and convergent payment applications (voice/data, pre/post-paid).
      Pioneering a major industry shift, Alcatel is driving network transformation across all layers. With the introduction of IT-based platforms, Alcatel is providing higher capacity and scalability, built-in modularity to more quickly capture IT innovation, software-based evolution and simplified operation and maintenance.
      At the network level, we are helping operators evolve toward a services-enhanced, all-IP environment, thereby reducing network complexity and costs.
      Moreover, our Unlicensed Mobile Access (UMA) products enable roaming between cellular networks and WiFi and Bluetooth networks. These products offer both a standalone and combined NGN-UMA solution, which can be cost-effectively integrated into legacy and NGN core networks.
      At the services level, our next generation network architecture is IMS-ready, which is a new standard evolving in the wireless market referring to the IP Multimedia Subsystem. Providing real-time, IP multimedia communications for mobile networks, our IMS products can be deployed with minor modifications to the NGN core.
Wireless Transmission
      We offer a comprehensive point-to-point portfolio of microwave radio products meeting both European telecommunications standards (ETSI) and American standard-based (ANSI) requirements. These products include high, low and medium capacity microwave systems for carriers’ transmission systems, mobile backhauling applications, fixed broadband applications and private applications in vertical segments like digital television broadcasting, defence and security, energy and utilities. As a complement to optical fiber and other wireline systems, our portfolio of wireless equipment supports a full range of network/radio configurations, network interfaces and frequency bands with high spectrum efficiency. We market wireless transmission equipment that can be managed by our complementary software platforms in a fixed or mobile environment.

Private Communications
General
      Our Private Communications segment develops communications products, applications and services, which we market to medium and large communication-intensive businesses and other organizations, particularly those involved in transportation, oil/gas and utilities, banking and finance and security, as well as governmental agencies. Our Private Communications segment also provides a broad range of satellite systems that include the high speed transport of voice, data and multimedia communications. In 2005, our Private Communications segment had revenues of € 3,918 million (excluding intercompany sales), accounting for 29.8% of our total revenues.
Enterprise Solutions
      We produce hardware and software communications products that we market to enterprise users and that are designed to improve their communications systems. Our enterprise product portfolio includes voice and data applications, such as hybrid Internet protocol, or IP, telephone systems, call center software and applications, and IP networking products.
      Our enterprise communications products are based on open industry standards and protocols to support our customers’ current systems and future communications needs. We offer our customers equipment that can be easily upgraded, and we (through our business partners) provide on-premise installations, support and related services. Our call center products help businesses manage customer interactions and communications, as well as customer service operations and staffing, enabling businesses to intelligently route all incoming customer interactions in real time, including phone, email and Web contacts. We were recognized by several analyst firms, including Gartner and Forrester Research, as a leading supplier of enterprise voice and data products in 2005. According to industry analyst, Infonetics Research (published February 2006), in 2005, we had the highest revenues of any company for IP private branch exchanges, or PBXs, in Europe.
      We continue to work with our partners resulting from some significant partnerships we formed in 2004 to support our enterprise business. For the U.S. market, we work under a distribution agreement with a major U.S.-based carrier that permits it to sell the entire Alcatel portfolio of enterprise voice and data products. Our contact center software subsidiary has a strategic agreement with Microsoft to deliver products that link telephony and instant messaging applications to deliver real-time voice and data enterprise communications.
Space Solutions
      During 2005, we successfully merged our space activities with those of Finmeccanica, S.P.A., an Italian aerospace and defense company. We formed two companies as a result of this merger, one for the production of products for the industrial space sector, named Alcatel Alenia Space, of which we own 67%, and the second one named Telespazio Holding, to provide services related to satellite activities, of which we own 33%. Alcatel Alenia Space booked orders for four satellites in 2005. The space activities referred to below in this section are conducted through these two companies.
      We develop a broad range of satellites and related space-based technology for the private and public sectors for use in telecommunications, navigation, optical and radar observation, meteorology, and other scientific fields. We continue to develop satellite telecommunication products for broadband access, wireless local loop backhaul, and GSM/ GPRS backhaul. In addition, we have added satellite Internet protocol applications to our portfolio of products and services.
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
      We continue to develop strategic new products, such as radio-based train control (first commercial application commissioned in Las Vegas in the fourth quarter of 2004) and urban electronic interlocking (first commercial application in New York in 2005). We maintained our position as a leader in the European train control system (ETCS) market and successfully completed the first commercial, cross-border, interoperable ETCS solution on the rail corridor between Vienna and Budapest (which became fully operational in 2005). We have key roles in the supply of four high speed ETCS lines in Spain.
Integration and Services
      We plan, design, install, operate and maintain communication networks for our carrier and our non-carrier customers. We tailor these networks to our customers’ objectives and infrastructure requirements: voice or data, wireless or wireline, regional or national, or any combination thereof. The networks that we serve can consist entirely of our comprehensive portfolio of products and applications, or can integrate products or services produced or supplied by others. Through our network of Regional Support Centers that manage customer projects, we can deploy, manage and upgrade all aspects of our customers’ networks. The integration and services division provides the following: Network Design and Build — responsible for turnkey communication projects in wireline, wireless and vertical markets; Outsourcing — responsible for outsourcing and network support services, including operations and maintenance; and Software and Systems Integration — responsible for software and systems integration for the management of networks.
      In 2005, we continued our strategy to improve and expand our service portfolio to include network outsourcing for carriers and system integration of important communication networks for non-carriers. These two strategic directions are intended to improve and expand the services we offer. By outsourcing their network activities to us, our customers seek to shift their focus from managing infrastructure to developing new customer services and optimizing their processes to gain efficiency.
Marketing and Competition
Marketing and Distribution
      We sell substantially all of our products, other than our private branch exchange products which are sold by distributors, through our direct sales force worldwide, except in China where our products are also marketed through joint ventures that we have formed with Chinese companies.
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
      As of December 31, 2005, 15,600 of our employees occupied research and development positions, of which 19% were based in North America, 32% were based in Western Europe, 30% were based in Eastern Europe, Asia and India and the remainder were based elsewhere. In 2005, our research and development expenses were €1,443 million, representing 11.0% of our 2005 revenues after the impact of the capitalization of development expenses (€ 1,544 million, or 11.8% of 2005 revenues, before capitalization of development expenses). For a detailed discussion of our research and development expenditures for the past three years and certain accounting policies relating to our research and development and acquired technologies, see Item 5 — “Operating and Financial Review and Prospects.”
      Research and development is one of our key priorities, particularly the development of key technologies for the carrier telecommunications market. We continue to reduce spending on mature technologies, discontinue non-competitive programs and non-core programs, slow down research and development in non-urgent programs, such as the development of advanced optical technologies, and reduce capital expenditures relating to investments in platforms, test tools, and certain development efforts. We also adopted measures intended to promote the reuse of existing technology, particularly among our business segments, the introduction of new processes to increase efficiency, especially in the area of software production; and to focus on mid-term customer requirements to develop products and services that will increase our customers’ revenues. Our research centers are now built around six centers worldwide: three in Europe (France, Belgium, Germany), two in North America (Canada and the United States), and one in Asia (China).
      In addition to our continued focus on cost efficiency, key priorities in 2005 included pursuing developments in broadband access, second and third generation technology in mobile communications, next generation transmission technologies, IP and converged fixed/mobile applications.
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
      We consider patent protection to be particularly important to our businesses due to the emphasis on research and development and intense competition in our markets. We filed 700 patent applications in 2005 and have a patent portfolio of approximately 10,000 patent families. We do not believe that any single patent or group of related patents is material to our business as a whole.
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

Properties
      We have administrative, production, manufacturing and research and development facilities worldwide. A substantial portion of our production and research activities in all business areas is conducted in France and China. We also have operating affiliates and production plants in many other countries, including Germany, Italy, Spain, Belgium, Denmark, the United Kingdom, India, the United States, Brazil and Mexico. As of December 31, 2005, our total global productive capacity was approximately 398,000 square meters (of which, approximately 80% is owned and the remainder is leased), as described below.

		North	Rest of
Business Group	Europe	America	World	Total

	(in thousands of square meters)
Fixed Communications	141	5	24	170
Mobile Communications	37	34	31	102
Private Communications	124	2	—	126

Group Total	302	41	55	398

      We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.
      We have been largely outsourcing the manufacturing of many of our telecommunications products in an effort to obtain greater flexibility to adapt quickly to economic and market changes. In order to decrease our costs, we are focused on shifting our production to utilize contract manufacturers.
Our Activities in Certain Countries
      We operate in more than 130 countries, some of which have been accused of human rights violations, are subject to economic sanctions by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Some U.S.-based pension funds and endowments have announced their intention to divest the securities of companies doing business in some of these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in those countries. Our net revenues attributable to these countries represented less than one percent of our total net revenues. We estimate that U.S.-based pension funds and endowments own approximately 1.4% of our outstanding stock, and most of these institutions have not indicated that they intend to effect such divestment.
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

Item 4A.	Unresolved Staff Comments
      Not applicable.

Item 5.	Operating and Financial Review and Prospects
Forward-Looking Information
      This Form 20-F, including the discussion of our Operating and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion in Item 4 — “Information on the Company — History and Development — Overview” and below in this Item 5 under the heading “Overall Perspective” with respect to (i) our anticipation that the carrier market will continue to grow in the mid-single digit range for the full year 2006, (ii) our expectation that for the first quarter of 2006 we will have a year-over-year revenue growth above 10%, and that for the second half of the year we will have a lower growth rate than for the first half, (iii) our view that our revenues should outpace the carrier market growth for the full year 2006, and that our operating margin for such period will reflect a slight improvement, (iv) expected cash receipts, capital expenditures and other cash outlays in 2006 and (v) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included below in this Item 5 in this discussion under the heading “Contractual obligations and off-balance sheet contingent commitments.”
Presentation of Financial Information
      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes presented elsewhere in this document. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which differ in certain significant ways from accounting principles generally accepted in the United States (“U.S. GAAP”). IFRS, as adopted by the European Union, differs in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our consolidated financial statements for the year presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 20-F refer to IFRS as adopted by the European Union. The most significant differences that affect the presentation of our financial results relate to the accounting treatment of business combinations before the date of transition to IFRS (January 1, 2004), capitalization of development costs, accounting of post-employment benefits, accounting for share-based payment transactions, accounting of compound financial instruments, accounting for sale and leaseback transactions and accounting for restructuring costs. For a discussion of the significant differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements, and a reconciliation of our net income (loss) for the period ended December 31, 2005 and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 39 through 42 in our consolidated financial statements included elsewhere in this document.
      As permitted by release No. 33-8567 — First-time application of International Financial Reporting Standards — issued by the U.S. Securities and Exchange Commission (the “SEC”), we are filing for our first year of reporting under IFRS in this Annual Report on Form 20-F for the fiscal year ended December 31, 2005 two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure required by this SEC release concerning exceptions to IFRS and reconciliation to previous generally accepted accounting principles applied by us.
Changes in Accounting Standards as of January 1, 2005
      Before January 1, 2005 our consolidated financial statements were prepared in accordance with French GAAP. Effective January 1, 2005 we adopted IFRS, along with other European listed companies, in accordance with European Union regulations. This requires us to present our 2005 consolidated financial statements, together with 2004 comparative information, in accordance with IFRS.
      As indicated in our consolidated financial statements included elsewhere in this document, our accounts for 2005 and comparative data for 2004 were prepared by applying IFRS, as adopted by the European Union. IFRS includes the International Accounting Standards (“IASs”) approved by the International Accounting Standards Board (“IASB”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).
      The principal areas that have been affected by the change from French GAAP to IFRS are described in the section “Main Areas Affected by the Change from French GAAP to IFRS,” on page 41 of this document, and the exemptions to IFRS that we elected as a first time adopter of IFRS are described in the section “Exemptions to IFRS” on page 45 of this document.
Critical Accounting Policies
      Our Operating and Financial Review and Prospects is based on our consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to our consolidated financial statements. As noted above, the principal differences between IFRS and U.S. GAAP are detailed in the Notes to our consolidated financial statements. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS and the reconciliation of our net income and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.
      We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:
Valuation allowance for inventories and work in progress
      Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.
      The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.
      Significant write-downs of inventories and work in progress were accounted for in the past because of difficult market conditions and the abandonment of certain product lines. The impact of these write-downs on our income before tax was a net charge of €18 million in 2005, representing new write-downs taken in 2005 which more than offset the reversal of existing provisions of €120 million due to asset sales that occurred in 2005, compared to a net gain of € 20 million in 2004.
      Because of the revival in the telecommunications market, our future results could continue to be positively impacted by the reversal of valuation allowances previously made.

Impairment of customer receivables and loans
      An impairment loss is recorded for customer receivables and loans if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables were €228 million at December 31, 2005 (€284 million at December 31, 2004). The impact of impairment losses for customer receivables and loans on income before tax was a net gain of €19 million in 2005 (a net gain of € 43 million in 2004).
      Impairment losses on customer loans and other financial assets (assets essentially relating to customer financing arrangements) were €897 million at December 31, 2005 (€908 million at December 31, 2004). The impact of these impairment losses on income before tax was a net gain of €25 million in 2005 (a net gain of € 77 million in 2004).
Capitalized development costs, goodwill and other intangible assets
      The criteria for capitalizing development costs are set out in Note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned.
      We must therefore evaluate the commercial and technical feasibility of these projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, we may be required to impair or write off some of the capitalized development costs in the future.
      We also have intangible assets acquired for cash or through business combinations and the goodwill resulting from such combinations.
      As indicated in Note 1g to our consolidated financial statements included elsewhere herein, in addition to the annual goodwill impairment tests, timely impairment tests are carried out in the event of indications of reduction in value of intangible assets held. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. A change in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment loss previously recorded.
      Net goodwill was €3,772 million at December 31, 2005 (€3,774 million at December 31, 2004). Other intangible assets, net were €819 million at December 31, 2005 (€ 705 million at December 31, 2004).
Impairment of property, plant and equipment
      In accordance with IAS 36 “Impairment of Assets,” when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use and its fair value less costs to sell) (see Note 1g to our consolidated financial statements included elsewhere herein). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).
      The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. No significant impairment losses were recorded in 2005 or 2004.
      When determining recoverable value of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

Provision for warranty costs and other contractual obligations
      Provisions are recorded for warranties given to customers on our products or for expected losses and for penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that will be effectively paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.
      Provisions for contractual obligations represented €753 million at December 31, 2005, of which €173 million related to construction contracts (see Note 18 to our consolidated financial statements included elsewhere herein) (€933 million and € 271 million, respectively, at December 31, 2004). For further information on the impact on net income (loss) of the change in these provisions, see Notes 18 and 27 to our consolidated financial statements included elsewhere herein.
Deferred taxes
      Deferred tax assets relate primarily to tax loss carryforwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carryforwards are recognized if it is probable that the Group will dispose of future taxable profits against which these tax losses can be set off.
      At December 31, 2005, deferred tax assets were €1,606 million (of which €850 million related to the United States and € 369 million to France). Evaluation of our capacity to utilize tax loss carryforwards relies on significant judgment. We analyze the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carry-forwards, which also consider the factors indicated in Note 1n to our consolidated financial statements included elsewhere herein. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.
      If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).
Pension and retirement obligations and other employee and post-employment benefit obligations
      As indicated in Note 1k to our consolidated financial statements included elsewhere herein, we participate in defined contribution and defined benefit plans for employees. Furthermore, certain other post-employment benefits, such as life insurance and health insurance (mainly in the United States), are also reserved. All these obligations are measured based on actuarial calculations relying upon assumptions, such as the discount rate, return on plan assets, future salary increases, employee turnover and mortality tables.
      These assumptions are generally updated annually. The assumptions adopted for 2005 and how they have been determined are detailed in Note 25 to our consolidated financial statements included elsewhere herein. Using the “corridor” method, only actuarial gains and losses in excess of the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets are recognized over the expected average remaining working lives of the employees participating in the plan. In accordance with the option available under IFRS 1, cumulative actuarial gains and losses at the transition date have been recognized in shareholders’ equity. The corridor method is therefore only applied as from January 1, 2004.
      We consider that the actuarial assumptions used are appropriate and supportable but any future changes could, however, have a significant impact on the amount of such obligations and the Group’s net income (loss). An increase of 0.5% in the discount rate at December 31, 2004 (or a reduction of 0.5%) would have a positive impact on 2005 net income of €8 million (or a negative impact of € 8 million on net income). An increase of 0.5% in the assumed rate of return on plan assets for 2005 (or a reduction of 0.5%) would have a positive impact on 2005 net income of €11 million (or a negative impact of € 11 million on net income).
Revenue recognition
      As indicated in Note 1o to our consolidated financial statements included elsewhere herein, revenue is measured at the fair value of the consideration received or to be received when the company has transferred the significant risks and rewards of ownership of a product to the buyer.
      For revenues and expenses generated from construction contracts, we apply the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on net income (loss).
      For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Practice (SOP) 97-2) of the American Institute of Certified Public Accountants, or the AICPA, such as the existence of sufficient vendor-specific objective evidence to determine the fair value of the various elements of the arrangement. Determination of the fair value of the various elements of the arrangement relies also on estimates, which, if they had to be corrected, would have an impact on revenues and net income (loss).
      For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the income statement could be significant.
      In the context of the present telecommunications market, it can be difficult to evaluate our capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on our capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded.
Derecognition of financial assets
      A financial asset, as defined under IAS 32 “Financial Instruments: Disclosure and Presentation,” is either totally or partially derecognized (removed from the balance sheet) when (i) we expect that no further cash flow will be generated by it, (ii) we transfer substantially all risks and rewards attached to the asset or (iii) we retain no control of the asset.
      With respect to trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition, on the basis that risk of late payment is considered marginal. Potential new interpretations in the future of the concept of “substantial transfer of risks and rewards” could lead us to modify our current accounting treatment.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overall Perspective
      Overview of 2005. The telecommunications market continued to recover in 2005, primarily as a result of an increased demand for broadband services for data transmission and voice and data services in wireless infrastructures. The wireline market, in particular, grew during the second half of 2005, driven by the transformation of carrier networks to IP and the introduction of triple play services in the network. The wireless market also continued to benefit from growth in emerging markets. The major telecommunications carriers increased their capital spending to meet this demand.

      As a result of this improved market environment, our revenues increased by 7.3% in 2005 as compared to 2004. Excluding the impact of the currency exchange rate between the euro and the U.S. dollar and other currencies linked to the U.S. dollar, our revenues would have increased by 8.0%. For 2005, our gross margin was 35.3% and our operating margin was 9.1%, a slight decrease over 2004, reflecting competitive pricing pressure in our key markets.
      We had net income attributable to the equity holders of the parent of €930 million for 2005, even after taking into account € 110 million in restructuring costs for continuing restructuring programs in France, Germany and Spain.
      For 2005 our revenues and profitability were at significantly improved levels and we ended the year with a strengthened net cash position of €1.5 billion, resulting from € 0.2 billion in cash flow provided by operating activities less capital expenditures. By mid-year 2005, we had experienced a turnaround in our wireline business due to the success of our triple play strategy coupled with an acceptance by our customers of our IP carrier data products. In addition, we experienced continued expansion in our wireless business fueled by our radio multistandard product strategy and a very efficient research and development program. In 2005 our carrier business increased by over 10%, outpacing the market growth. In our private business, trends were mixed, with a weakness in our satellite business, but with momentum growing both in enterprise and in the vertical markets.
      As a result of our improved performance in 2005, our board of directors has announced that it will propose at the annual shareholders’ meeting to be held in 2006 to pay a dividend of € 0.16 per ordinary share and ADS for 2005.
      Outlook for 2006. We anticipate that the carrier market will continue to grow in the mid-single digit range for the full year 2006. The wireline market should accelerate with the deployment of IP television services and the transformation of carrier networks towards IP. The wireless market growth rate will most probably slow down compared to last year and will be focused on emerging market needs and new applications across all geographical regions. Our growth rate in 2006 will depend on a favorable regulatory environment for fiber deployments, third generation deployments in China, and the rate that carrier networks transform their systems to IP. IP products and services primarily sold to non-carriers (that is, businesses and governmental and quasi-governmental entities) should continue to present opportunities, particularly those businesses and entities engaged in transport, energy and defense.
      With respect to our business, we expect that the good dynamics of year-end 2005 will continue into the first quarter of 2006, with year-over-year revenue growth above 10%. Overall, with the current limited visibility beyond mid-year, we expect a lower growth rate for the second half compared to the first half, but believe that our revenues should outpace the carrier market growth for the full year 2006.
      In terms of full year operating profitability, we anticipate a slight improvement in the operating margin for 2006, taking into account continuing competitive pressure in some markets.

Recent Events.
      On March 24, 2006, we issued a press release confirming that we are engaged in discussions with Lucent about a potential merger of equals that is intended to be priced at market. We stated that there can be no assurances that any agreement will be reached or that a transaction will be consummated, and that we will have no further comment until an agreement is reached or the discussions are terminated.
      Highlights of Transactions during 2005. On March 17, 2005, we completed the acquisition of Native Networks, Inc., a provider of optical Ethernet transport solutions, for U.S. $55 million in cash. On March 16, 2005 we sold our shareholding in Nexans, representing 15.1% of Nexans’ share capital, through a private placement. On January 26, 2005, we completed the sale of our electrical power business to Ripplewood, a U.S. private equity firm.
      On March 15, 2005, we amended our existing syndicated revolving € 1.3 billion credit facility by extending the maturity date from June 2007 to June 2009 with a possible extension until 2011, eliminating one of the two financial covenants, reducing the cost of the facility and reducing the overall amount to € 1.0 billion.
      On April 11, 2005, Moody’s upgraded to Bal from Ba3 the ratings for our long-term debt on the basis of cost savings achieved by us and our balance sheet strength.
      On July 1, 2005, we completed the merger with of our space activities with those of Finmeccanica, S.p.A., an Italian aerospace and defense company, through the creation of two sister companies. We own approximately 67%, and Alenia Spazio, a unit of Finmeccanica, owns approximately 33%, of the first company, Alcatel Alenia Space, that combines our respective industrial space activities. Finmeccanica owns approximately 67%, and we own approximately 33%, of the second company, Telespazio Holding, which combines our respective satellite operations and service activities.
      In July 2005, we exchanged our 45% shareholding in our joint venture with TCL Communication Technology Holdings Limited (see “Highlights of Transactions during 2004” below) for shares of TCL Communication, which resulted in TCL Communication owning all of the joint venture company and our owning 141,375,000 shares of TCL Communication.
      Highlights of Transactions during 2004. On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our ADSs having a value of €223 million (based on the market value of our ADSs on the date of the acquisition). Spatial develops and markets mobile switching equipment that can operate using any of the major mobile technologies and related software. Through this acquisition we can offer next-generation mobile switching equipment, thereby providing carriers with systems that can be updated relatively easily in the future. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of € 22 million (based on the market value of our ADSs on the date of the acquisition). eDial provides conferencing and related services for businesses and carriers.
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
      In August 2004, we formed a joint venture with TCL Communication, which was owned 55% by TCL Communication and 45% by us. We contributed cash and our mobile handset business having an approximate aggregate value of €45 million, to the joint venture and TCL contributed € 55 million in cash. In July, 2004, we combined our global fiber and communication cable business with that of Draka Holding, N.V, a Dutch cable and cable systems producer, and created a new company, Draka Comteq B.V., owned 50.1% by Draka and 49.9% by us. Draka Comteq B.V. holds the global optical fiber and communication cable business previously owned by the parties.
Consolidated Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
      Revenues. Consolidated revenues increased by 7.3% to €13,135 million for 2005, primarily driven by the mobile communications segment, compared to € 12,244 million for 2004. Approximately 40% of our consolidated revenues are denominated in or linked to the U.S. dollar. When we translate these revenues into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During 2005, the decreases in the value of the U.S. dollar relative to the euro had a negative impact on our revenues. If there had been a constant euro/ U.S. dollar exchange rate in 2005 as compared to 2004, our consolidated revenues would have increased by approximately 8.0%. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during 2005, the average exchange rate that applied in 2004, instead of the average exchange rate that applied in 2005, and (ii) to our exports (mainly from Europe) effected during 2005 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/ U.S. dollar hedging rate that applied in 2004. Our management believes that providing our investors with our consolidated net revenues in constant euro/ U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/ U.S. dollar and our revenues at a constant rate:

	2005	2004	% of change

Revenues as reported	€13,135	€12,244	7.3%
Conversion impact euro/ U.S. dollar	2	—	—%
Hedging impact euro/ U.S. dollar	78	—	0.7%
Revenues at constant rate	€13,215	€12,244	8.0%
      Revenues (measured by location of subsidiary that recorded such revenues) in Europe increased to €8,784 million in 2005 from €8,125 million in 2004; revenues in North America increased to €1,930 million in 2005 from €1,814 million in 2004; revenues in Asia increased to €1,481 million in 2005 from €1,424 million in 2004; and revenues in the rest of the world increased to €940 million in 2005 from € 881 million in 2004. In 2005, Europe, North America, Asia and the rest of the world accounted for 66.8%, 14.7%, 11.3% and 7.2%, respectively, of our total revenues compared with the following percentages of revenues for 2004: Europe 66.4%, North America 14.8%, Asia 11.6% and the rest of the world 7.2%.
      Gross Profit. Gross profit of €4,632 million in 2005 represented 35.3% of revenues compared to 37.7%, or € 4,613 million, in 2004. The decrease in gross profit margin was primarily due to competitive pricing pressures in our carrier markets.
      Administrative and Selling Expenses. Administrative and selling expenses were €2,000 million for 2005 compared to € 1,944 million in 2004. As a percentage of revenues, administrative and selling expenses were 15.2% of revenues in 2005 compared to 15.9% of revenues in 2004, decreasing despite the increase in revenues primarily due to the decrease in our fixed costs resulting from our restructuring efforts.
      Research and Development Costs. Research and development costs were €1,443 million in 2005 compared to € 1,490 million in 2004. As a percentage of revenues, research and development costs amounted to 11.0% in 2005 as compared to 12.2% in 2004.
      Operating Profit (Loss). We recorded operating profit of €1,189 million for 2005 compared to € 1,179 million for 2004. Operating profit as a percentage of revenues was 9.1% for 2005 compared to 9.6% in 2004. This decrease resulted from the competitive pricing environment that impacted our gross profit despite decreases in our fixed costs.
      Share-based Payments (Stock Option Plans). Share-based payments representing expensed employee stock options amounted to €69 million in 2005 compared to € 60 million in 2004.
      Restructuring Costs. We recorded €110 million for restructuring costs in 2005 compared to € 324 million in 2004. The restructuring costs for 2005 reflected new restructuring plans in 2004, attributable to continuing head count reductions in Germany, Spain and France. The decrease was as a result of the substantial completion of our earlier major restructurings.
      Impairment of Capitalized Development Costs. In 2005 we did not record any impairment of capitalized development costs. However, € 88 million was recorded in 2004, primarily linked to our fixed communication segment.
      Gain (Loss) on Disposal of Consolidated Shares. We recorded a gain on the disposal of consolidated shares of € 129 million related to the merger of our satellite activities with those of Finmecannica.
      Income (Loss) from Operating Activities. Income from operating activities amounted to €1,139 million in 2005 compared to € 707 million in 2004. This increase was due primarily to a lower restructuring cost in 2005 compared to 2004, the gain in connection with the merger of our satellite activities and the absence of an impairment of capitalized development costs in 2005.

      Finance Costs. Finance costs were €96 million in 2005 compared to €121 million in 2004 and included financial interest paid on gross financial debt of €218 million and financial interest received on cash and cash equivalents of € 122 million. The decrease in financial costs was due to a decrease in our financial debt in 2005 compared to 2004 and an increase in our net cash position.
      Other Financial Income (Loss). Other financial income was €46 million in 2005 compared to €14 million in 2004. This increase was due primarily to capital gains resulting from the disposal of shares that we owned in Nexans (€69 million) and Mobilrom (€ 45 million), offset in part by the financial component of pensions, net exchange losses and impairment losses of financial assets.
      Share in Net Income (Losses) of Equity Affiliates. Share in net losses of equity affiliates was a loss of €14 million compared to a loss of € 61 million in 2004. The main cause of the decrease reflected the fact that Avanex was no longer an equity affiliate in 2005 due to the sale of a portion of our shareholdings in Avanex in December 2004.
      Income Before Tax and Discontinued Operations. Income before tax and discontinued operations was €1,075 million in 2005 compared to € 539 million in 2004.
      Income Tax Expense. Income tax expense was €91 million in 2005 compared to €36 million in 2004. The charge for 2005 resulted from a current income tax expense of €52 million (compared with a current income tax benefit of €82 million in 2004 mainly due to the favorable outcome of tax litigations) and from a deferred income tax charge of €39 million (compared with a deferred income tax charge of € 118 million in 2004).
      Income (Loss) from Continuing Operations. Income from continuing operations was €984 million compared to € 503 million in 2004.
      Income (Loss) from Discontinued Operations. Loss from discontinued operations was €13 million in 2005 principally as a result of the adjustment of the selling price of businesses sold during 2004 compared to an income of € 142 million in 2004.
      Minority Interests. Minority interests were €41 million in 2005 compared to € 69 million in 2004, due primarily to lower results from Alcatel Shanghai Bell.
      Net Income (Loss) Attributable to the Equity Holders of the Parent. As a result of the foregoing, we recorded net income (group share) of €930 million in 2005 compared to € 576 million in 2004.
Results of Operations by Business Segment for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
      The table below sets forth the consolidated revenues (before elimination of inter-segment revenues, except for “Total Group” results and “Other and Eliminations”), operating profit (loss) and capital expenditures for tangible and intangible assets for each of our business segments for fiscal 2005 and for fiscal 2004.

	Fixed	Mobile	Private	Other and
	Communications	Communications	Communications	Eliminations	Total Group

Year ended December 31, 2005
Revenues	€5,213	€4,096	€3,918	€(92)	€13,135
Operating profit (loss)	579	436	274	(100)	1,189
Capital expenditures for tangible and intangible assets	160	269	140	69	638
Year ended December 31, 2004
Revenues	€5,125	€3,313	€3,946	€(140)	€12,244
Operating profit (loss)	576	418	267	(82)	1,179
Capital expenditures for tangible and intangible assets	163	208	143	65	579

Fixed Communications
      Revenues of our fixed communications segment were €5,213 million for 2005, compared to € 5,125 million for 2004, an increase of 1.7%. This increase was primarily due to an increase in revenues of our optical business, driven by new submarine projects, as well as sustained demand in the terrestrial metro sector coming from the preparation by our carrier customers for deployment of triple play (voice, data and video) services, and growth in our IP business that supplies products to transmit data through high bandwidth in the networks. Our fixed line voice switching business continued to decline as our customers transition to next generation networks and therefore reduce their capital expenditures for narrow band switching.
      Even though we continued to increase our line deliveries in our broadband access business (21.6 million in 2005, as compared to 19.6 million in 2004), our broadband revenues declined slightly due to substantial pricing pressures.
      Our fixed communications segment’s operating profit was €579 million for 2005, compared to € 576 million in 2004. The increases in profitability from our optical and IP businesses were offset by the decline in our fixed line voice switching business, resulting in a stable level of operating profit compared to 2004.
Mobile Communications
      Revenues of our mobile communications segment were €4,096 million for 2005, compared to € 3,313 million in 2004, an increase of 23.6%. This increase was primarily due to significant increases in all businesses, particularly as a result of the continuing growth of our presence in emerging countries with our 2/2.5G radio access products.
      The mobile communications segment’s operating profit was €436 million for 2005, compared to € 418 million in 2004. The intensely competitive pricing environment impacted profitability in the mobile radio division.
Private Communications
      Revenues of our private communications segment were €3,918 million for 2005, compared to € 3,946 million in 2004, a decrease of 0.7%. The decrease in our satellite business more than offset the growth in all other business divisions. The decline resulted from a low 2004 order backlog and some delays in the 2005 order intake in both commercial and institutional space programs.
      Our private communications segment’s operating profit was €274 million for 2005, compared to € 267 million in 2004. This increase was primarily due to an increase in our transport and integration and services businesses, offset, in part, by a decline in the enterprise and satellite divisions.
Liquidity and Capital Resources
Liquidity

Cash Flow for the Years Ended December 31, 2005 and 2004.

Cash Flow Overview
      Cash and cash equivalents decreased by €101 million in 2005 to €4,510 million at December 31, 2005. This decrease was mainly due to the use of €887 million for financing activities, due primarily to the cash repayment of long term debt, including repurchased debt, that was largely offset by net cash provided by operating activities of € 849 million.
      Net Cash Provided (Used) by Operating Activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €984 million compared to €650 million for 2004. This increase was primarily due to our net income of €971 million in 2005 as compared with net income of €645 million in 2004. The € 971 million of net income is adjusted for financial, tax and non-cash items, primarily depreciation and amortization, net gain on disposal of non-current assets, changes in fair values and share based payments, and adjusted further for cash outflows that had been previously reserved for (mainly for ongoing restructuring programs). The net gain on disposal of non-current assets was mainly due to a gain of €129 million related to the merger of 33% of Alcatel Space’s satellite industrial activity with that of Finmeccanica and to a gain of €114 million upon the disposal of our holdings in Nexans and Mobilrom. The cash outflows for restructuring amounted to €414 million in 2005 compared to €606 million in 2004. Net cash provided by operating activities was €849 million in 2005 compared to €58 million in 2004. These amounts take into account the cash used by the increase in operating working capital, which amounted to €198 million in 2005 and € 414 million in 2004, reflecting our increased revenues as well as our expectations for revenue growth in the coming quarters.
      Net Cash Provided (Used) by Investing Activities. Net cash used by investing activities was €181 million in 2005 compared to €114 million in 2004. This increase in net cash used was mainly due to the increase in capital expenditures to €638 million in 2005 compared with €579 million in 2004. Cash proceeds from loan repayments from our customers decreased in 2005 with net proceeds of €108 million in 2005 compared with net proceeds of €569 million in 2004, due mainly to a decrease in our vendor financing activities. This decrease was more than offset by changes in shares of consolidated and non consolidated entities and marketable securities which represented net cash proceeds of €184 million in 2005 (due mainly to the merger of 33% of Alcatel Space’s satellite industrial activity with that of Finmeccanica) compared with net cash used of €321 million in 2004 (due mainly to our investments made in short term investments). Proceeds from disposal of fixed assets amounted to €165 million in 2005 compared to € 217 million in 2004 due mainly to disposal of various real estate assets.
      Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities amounted to €887 million in 2005 compared to net cash used of €1,251 million in 2004. The main reason for this change was the more limited use of cash to decrease our short-term and long-term debt (€879 million in 2005 compared with €1,716 million in 2004), including by repurchasing debt, somewhat offset in 2004 by € 462 million of proceeds from the issuance of long-term debt.
      Disposed of or discontinued operations. Disposed of or discontinued operations represented net cash used of €5 million in 2005 (mainly due to adjustments to the sale price of activities disposed of in 2004) compared with €67 million used in 2004 (of which, net proceeds of € 390 million from the disposal of our battery business were more than offset by the capital contributed to the optical fiber division prior to the establishment of our joint venture with Draka and other cash payments made for discontinued operations).
Capital Resources
      Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities including the revolving credit facility of € 1,000 million maturing in June 2009 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally.
      Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments of € 5,150 million as of December 31, 2005, are sufficient to fund our cash requirements for the next 12 months.
      During 2006 we expect to make cash outlays for our restructuring programs of approximately €250 million, and to make capital expenditures of approximately €700 million, including research and development capitalization. We also expect to repay short-term debt that will not be renewed, such as the € 462 million principal amount of our 7.00% Notes due in December 2006 that were not repurchased in the exchange offer that closed in April 2005. (See “Long-term Debt” for a further discussion of the exchange offer.) In addition, our expected growth in revenues in 2006 compared to 2005 may result in additional cash requirements linked to an increase in our working capital needs. During 2006, depending upon market and other conditions, we intend to also continue our bond repurchase program in order to redeem our outstanding bonds with maturities within the next three years.
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
      Credit Ratings. As of March 30, 2006, our credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook/Credit Watch	Last Update

Standard & Poor’s	BB	B	Negative credit watch	March 24, 2006
Moody’s	Ba1	Not Prime	Positive outlook	April 11, 2005
      Standard & Poor’s. On March 10, 2006, Standard & Poor’s revised its outlook on us from stable to positive. However, on March 24, 2006, upon our confirming that we are engaged in discussions with Lucent about a potential merger, Standard & Poor’s removed its positive outlook on us and placed us on credit watch with negative implications, stating that if the merger goes forward, Standard & Poor’s may lower our long-term corporate credit and senior unsecured debt rating due to its view that the merged entities would present a weaker financial profile. On November 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB on the basis of our stabilized sales, adequate cost structure positioning and strong cash level, as well as healthier market conditions for the telecom equipment industry and our severe cost cutting. Standard & Poor’s outlook for us continues to be stable and it also affirmed our short-term B corporate credit rating. The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB rating is in the BB category, which also includes BB+ and BB- ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.”
      Moody’s. On March 24, 2006, Moody’s informed us that it had taken note of the current discussions between Lucent and us but that, given the preliminary nature of these discussions, it was not taking any rating action at this stage. On April 11, 2005, Moody’s upgraded to Bal from Ba3 the rating for our long-term debt on the basis of cost savings achieved by us and our balance sheet strength. Moody’s maintained its positive outlook. The “not prime” rating of our short-term debt was reaffirmed. The rating grid of Moody’s ranges from Aaa, which is considered to carry the smallest degree of investment risk, to C, which is the lowest rated class. Our Ba1 rating is in the Ba category, which also includes Ba2 and Ba3 ratings. Moody’s gives the following definition of its Ba category, “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.”
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
      At December 31, 2005, our total financial debt, gross amounted to €3,798 million compared to € 4,606 million at December 31, 2004.
      Short-term Debt. At December 31, 2005, we had €1,046 million of short-term financial debt outstanding, which included €462 million of 7.00% Notes due 2006 and € 127 million in commercial paper,

with the remainder representing other bank loans and lines of credit and other financial debt and accrued interest payable.
      Long-term Debt. At December 31, 2005 we had € 2,752 million of long-term financial debt outstanding.
      On April 7, 2004, we closed an exchange offer for our 7.00% Notes due 2006, of which €995 million principal amount was then outstanding, for new notes of a longer maturity. The main objective of the exchange offer was to lengthen our average debt maturity. We issued €412 million principal amount of our new 6.375% Notes due 2014 in exchange for €366 million principal amount of our 7.00% Notes due 2006. We also issued and sold an additional € 50 million principal amount of our new 6.375% Notes due 2014. Interest on the 6.375% Notes is payable annually.
      Rating Clauses Affecting our Debt. Our outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of our credit ratings. However, the €1,200 million 7.00% Notes due in December 2006, of which only € 462 million remains, includes a “step up rating change” clause, which provides that the interest rate will be increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and applied to the payment of the December 2003, 2004 and 2005 coupons. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade level. However, since the condition related to our ratings was not met before December 7, 2005, no step down ratings change will occur. Our new 6.375% Notes due 2014, which we exchanged for a portion of our 7.00% Notes due 2006, as described above, do not provide for a “step up rating change.”
      Syndicated Facility. On June 21, 2004, we closed a €1,300 million syndicated three-year revolving credit facility that replaced the then existing undrawn €1,375 million syndicated facility maturing in April 2005. On March  15, 2005, we amended this facility by extending its maturity to June 2009 (with a possible extension until 2011), reducing its amount to € 1,000 million, and eliminating one of the two then applicable financial covenants.
      The availability of this syndicated revolving credit facility does not depend upon our credit ratings. At December 31, 2005, this facility had not been drawn and remained undrawn on February 1, 2006, the date our board of directors approved the 2005 financial statements. Our ability to draw on this facility is conditioned upon our compliance with certain financial covenants. Until its amendment on March 15, 2005, the facility contained two financial covenants: the first was a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to our capacity to generate cash to reimburse our debt. The March 15th amendment eliminated the gearing ratio covenant. We tested the cash-generation covenant every quarter. We were in compliance with this covenant at every quarter during 2005, including December 31, 2005 (the date of the last published financial statements); as we had cash and cash equivalents in excess of our gross financial debt at December 31, 2005, the ratio was actually not applicable at year-end. We will continue to test the cash-generation covenant quarterly. We can provide no assurance that we will remain compliant with such financial covenant in the future.

Contractual obligations and off-balance sheet contingent commitments
      Contractual obligations. We have certain contractual obligations that extend beyond 2006. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2005 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in our consolidated balance sheet included in this document.

	Payment Deadline

	Before
	December 31,			2011
Contractual Payment Obligations	2006	2007-2008	2009-2010	and after	Total

	(in millions)
Financial debt (excluding finance leases)	€986	€468	€887	€1,397	€3,738
Finance lease obligations	60	—	—	—	60

Subtotal — included in our balance sheet	€1,046	€468	€887	€1,397	€3,798

Operating leases	€150	264	182	350	946
Commitments to purchase fixed assets	28	—	—	—	28
Finance costs on financial debt	164	200	152	89	605
Other unconditional purchase obligations(a)	81	15	3	—	99

Subtotal — not included in our balance sheet	€423	€479	€337	€439	€1,678

Total contractual obligations	€1,469	€947	€1,224	€1,836	€5,476

(a)	Other unconditional purchase obligations result mainly from obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.
     Off-balance sheet commitments and contingencies. On December 31, 2005, our off-balance sheet commitments and contingencies amounted to €2,755 million, consisting primarily of €2,034 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and un-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line items “Provisions” or “Amounts due to/from our customers on construction contracts”, or in inventory reserves. Not included in the €2,755 million of off-balance sheet commitments and contingencies is a €639 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts. Also not included in the € 2,755 million is our contingent liability pursuant to the securitization of other accounts receivable and the sale of a carryback receivable described below.
      Only performance guarantees issued by us to financial institutions are presented in the table below.

      Off-balance sheet contingent commitments (excluding our commitment to provide further customer financing, as described below) given in the normal course of business are as follows:

	December 31,	December 31,
	2005	2004

	(In millions)
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries(1)	€2,034	€1,742
Discounted notes receivables(2)	€—	€5

Other contingent commitments(3)	€624	€793

Subtotal — Contingent commitments(4)	€2,658	€2,540
Secured borrowings(5)	€97	€156

Total off-balance sheet commitments and secured borrowings(4)	€2,755	€2,696

(1)	This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, €216 million as of December 31, 2005 and € 258 million as of December 31, 2004 represent undertakings we provided on contracts of non-consolidated companies.

(2)	This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3)	Included in the €624 million are: €101 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, €90 million of commitments related to leasing or sale and leaseback transactions, and €430 million of various guarantees given by certain subsidiaries in the Group. Included in the €793 million are: €90 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, €90 million of commitments related to leasing or sale and leaseback transactions, and € 610 million of various guarantees given by certain subsidiaries in the Group.

(4)	Excluding our commitment to provide further customer financing, as described below.

(5)	The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the Contractual Payment Obligations table above in the line item “Financial debt (excluding capital leases).”
     The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by us. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for our benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.
      Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2005 audited consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.
      Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.
      Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €2 million as of December 31, 2005 (€ 3 million as of December 31, 2004).

      Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of December 31, 2005, net of reserves we had provided customer financing of approximately €301 million. This amount includes €278 million of customer deferred payments and accounts receivable, and €19 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 97 million.
      More generally, as part of our business we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.
      SVF Trust Program. In 1999, we established a securitized customer financing (SVF) program arranged by Citibank, which was amended in June 2000, May 2002 and May 2003.
      In accordance with IFRS, the SVF trust was consolidated beginning January 1, 2004.
      In April 2004, as part of a reassessment of our financing requirements and credit facilities, and with a view to optimizing our financial costs, we decided to cancel this securitized program. As a result, the banks no longer have any financing commitments in this respect, and we bought back from the SVF trust all outstanding receivables at their nominal value during the second quarter of 2004. The cancellation of the program did not have a significant impact on our results and financial position.
      Sale of carryback receivable. In May 2002, we sold to a credit institution a carryback receivable with a face value of €200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, which matures in five years. Under IFRS, the carryback receivable is not removed from the balance sheet but is reported on the asset side of the balance sheet as an “other non current asset,” at its discounted value using the discount rate applied in the sale transaction by the credit institution who purchased the receivable and as a “other long term debt” at its discounted value using the French state bonds’ discount rate, on the liability side of the balance sheet.
      We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the carryback receivable sold.
      Securitization of accounts receivables. In December 2003, we entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from us representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. This special purpose vehicle is fully consolidated under IFRS. The receivables sold at December 31, 2005, which amounted to €61 million (€82 million as of December 31, 2004), are therefore maintained in our consolidated balance sheet. At December 31, 2005, the maximum amount of bank financing that we could obtain through the sale of receivables was € 150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing extra financing.
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
      Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry through 2003 caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we realized losses on credit we extended and loans we made to our customers, on guarantees provided for our customers, losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. If economic conditions and the telecommunications industry in particular deteriorate once again, we may in the future realize similar losses. In such a context, should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.
      Capital Expenditures. We expect that our capital expenditures in 2006 will be approximately €700 million, including gross capitalization of research and development expenses. We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on this funding arrangement to meet our cash needs.
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
      Derivative financial instruments held by us at December 31, 2005 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.
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
      In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2005 and 2004, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps.

	December 31, 2005				December 31, 2004

			Fair value	Fair value			Fair value	Fair value
			variation if	variation if			variation if	variation if
	Booked	Fair	rates fall	rates rise	Booked	Fair	rates fall	rates rise
	value	value	by 1%	by 1%	value	value	by 1%	by 1%

	(in millions of euros)
Assets
Marketable securities	641	641	0	0	549	549	0	0
Cash and cash equivalents(1)	4,509	4,509	0	0	4,611	4,611	0	0

Liabilities(2)
Convertible bonds	(901)	(1,099)	(56)	53	(886)	(1,079)	(64)	60
Other bonds and other financial debt	(2,897)	(3,042)	(82)	77	(3,720)	(3,847)	(108)	102
Interest rate derivative	107	108	82	(77)	178	178	122	(112)
(Debt)/ Cash position	1,459	1,117	(56)	53	732	412	(50)	50

(1)	For bank overdrafts, the booked value is considered as a good estimation of the fair value.

(2)	Over 90% of our bonds have been issued with fixed rates. At year-end 2005 and 2004, the fair value of our long-term debt is higher than its booked value due to a fall in interest rates.

Assumptions and Calculations
      The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2005.

Fair value hedge
      The ineffective portion of changes in fair value hedge was a loss of €9 million at December 31, 2005, compared with a loss of € 2 million at December 31, 2004. We did not have any amount excluded from the measure of effectiveness. There was no impact of contract cancellation in the income statement at December 31, 2005 and 2004.

Net investment hedge
      We have stopped using investment hedges in foreign subsidiaries. At December 31, 2005 and 2004, there were no derivatives that qualified as investment hedges.

Equity risks
      We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

      We may also use derivative instruments on Alcatel shares held in treasury. Such transactions are authorized as part of the stock buy back program approved at our shareholders’ general meeting held on May 20, 2005.
      Since April 2002, we have not had any derivative instruments in place on investments in listed companies or on Alcatel shares held in treasury.
      Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 28 to our consolidated financial statements included elsewhere herein.
Research and Development
      Expenditures. In 2005, our research and development expenditures before capitalization of development expenses totaled €1,544 million (11.8% of 2005 revenues) compared to expenditures of € 1,620 million in 2004 (13.2% of 2004 revenues).
      Accounting policies. In accordance with IAS 38 “Intangible Assets,” research and development expenses are recorded as expenses in the year in which they are incurred, except for:

•	development costs, which are capitalized as an intangible asset when they strictly comply with the following criteria:

•	the project is clearly defined, and the costs are separately identified and reliably measured;

•	the technical feasibility of the project is demonstrated;

•	the intention exists to finish the project and use or sell the products created during the project;

•	a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated; and

•	adequate resources are available to complete the project.
      These development costs are amortized over the estimated useful lives of the projects concerned. Specifically for software, useful life is determined as follows:

•	in case of internal use: over its probable service lifetime; and

•	in case of external use: according to prospects for sale, rental or other forms of distribution.
      The amortization of capitalized development costs begins as soon as the product in question is released. Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.

•	customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers) are included in work in progress on construction contracts.
      With regard to business combinations, we allocate a portion of the purchase price to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, we may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for us to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.
      The fair value of in-process research and development acquired in business combinations is based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, and the project’s risks.
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

      The value assigned to purchased in-process research and development is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.
      Such value is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on our weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.
      Capitalized development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination) are generally amortized over three to seven years.
      In accordance with IAS 36 “Impairment of Assets,” whenever events or changes in market conditions indicate a risk of impairment of intangible assets, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal.
      If the recoverable value is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).
      In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. The provisions of SFAS 144 are required to be applied for fiscal years beginning after December 15, 2001.
      During the year ended December 31, 2002, we performed an assessment of the carrying values of acquired technology, booked in our consolidated statements reconciled to U.S. GAAP, pursuant to SFAS 144 in connection with the DSC Communications, Genesys, Kymata, Innovative Fibers and Newbridge acquisitions. The assessment was performed due to sustained negative economic conditions impacting our operations and expected future revenues. As a result, we recorded impairment charges of € 553 million related to acquired technology to reflect, in our consolidated statements reconciled to U.S. GAAP, these assets at their current estimated fair values. The impairments represent the amount by which the carrying values of these assets exceeded their fair values.
      During the year ended December 31, 2005, no trigger events occurred that would require us to reassess the carrying values of acquired technology.
      Application of accounting policies to certain significant acquisitions. In accounting for, and reconciling under U.S. GAAP, our acquisitions of Spatial in 2004, Timetra in 2003 and Genesys and Newbridge in 2000, we allocated a significant portion of the purchase price of each acquisition to in-process research and development projects.
      Set forth below is a description of our methodology for estimating the fair value of the in-process research and development of Genesys, Newbridge, Timetra and Spatial at the time of their acquisition. We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.
      Genesys. At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of U.S. $100 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.

      Newbridge. At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunications equipment market. The allocation of U.S. $750 million of the purchase price to these in-process research and development projects represented their estimated fair value using the methodology described above. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: switching and routing (U.S. $505 million) and access (U.S. $245 million).
      Timetra. At the acquisition date, Timetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, Timetra introduced its first product, a family of service routers for next generation carrier networks. The allocation of U.S. $5.5 million of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described above.
      Approximately U.S. $42 million had been spent on research and development projects as the valuation date. Costs to complete the projects were estimated at approximately U.S. $9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.
      Estimated total revenues from the acquired in-process technology are expected to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.
      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Timetra were expect to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
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
      Spatial. We used the purchase method of accounting for Spatial, whereby the excess of cost over the net amounts assigned to assets acquired and liabilities assumed is allocated to goodwill and intangible assets based on their estimated fair values. Such intangible assets identified by us include U.S. $62.5 million allocated to developed technology and know how (“developed technology”) and U.S. $14.5 million allocated to in-process research and development.
      At the acquisition date, Spatial was selling its distributed mobile switching solution; a centralized call server that manages call/session control for mobile voice and data services, commonly referred to as a “softswitch.” In March 2002, Spatial introduced its Atriumtm product, the industry’s first next-generation mobile core switch that supports 2/2 5/3G GSM and CDMA networks. The allocation of U.S. $62.5 million of the purchase price to the developed technology encompassed the call server technology.
      In addition, at the time of acquisition, Spatial was developing new software functionalities that integrate UMTS (Universal Mobile Telecommunications System) and Wi-Fi technology into our wireless softswitch technology platform. It was estimated that this project had incurred approximately U.S. $4 million in costs as of the valuation date. Cost to complete the project was estimated at approximately U.S. $650,000 over four months following the acquisition. Management estimated that the project was approximately 80% complete, in the aggregate, based on development costs.

      Estimated total revenues from the acquired developed technology and know how and in-process technology are expected to peak in 2006 and 2008, respectively, and steadily decline thereafter, as other new products and technologies are introduced by Spatial.
      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Spatial were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
      A discount rate of 30% was used for determining the value of the in-process research and development, while a rate of 18% was employed for determining the value of the developed technology and know how. The in-process research and development rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time.
Main Areas affected by the Change from French GAAP to IFRS
      The principal areas that have been affected by the change from French GAAP to IFRS are described below.
Property, plant and equipment
      The application of IAS (International Accounting Standard) 16 (Property, Plant and Equipment) and IAS 36 (Impairment of Assets) did not have a significant impact on our financial statements prepared in accordance with IFRS. We elected not to choose the option provided by IFRS 1 (First-time Adoption of IFRS) that allows certain property, plant and equipment to be recorded at fair value in the opening balance sheet. Furthermore, the rules governing depreciation methods (determination of the estimated useful life of the asset, inclusion of residual values and related matters) are either already applied by us or did not have a major impact on our opening balance sheet. Marine vessels represent the main category of our property, plant and equipment that required restatement in order to comply with IFRS.
      The application of IAS 36 did not have a major impact on us with respect to impairment losses. We performed impairment tests of our property, plant and equipment in 2002, 2003 and 2004, using methods comparable to those required by IFRS, and, as a result, significant impairments had been recognized.
      Our fixed assets used in the context of financial leasing contracts were already recognized as assets in our consolidated financial statements prepared in accordance with French GAAP in accordance with the criteria defined in IAS 17 (Leases) and we do not own any significant property within the scope of IAS 40 (Investment Property).
      Fixed assets to be sold, as defined in IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), are recorded as non-current assets and are no longer depreciated. This change did not have a significant impact on our 2004 consolidated net income remeasured under IFRS and did not have a significant impact on our 2005 consolidated net income.
Construction contracts
      The principles of IAS 11 (Construction Contracts) are very close to those already used under French GAAP to account for construction contracts (or long-term contracts). In particular, the percentage of completion method of accounting that we applied to our French GAAP 2004 consolidated financial statements complies with IAS 11. Contract segmentation and combination rules under IFRS are also very close to the accounting principles we used under French GAAP. The methods for recognizing reserves for penalties (changes are recorded in contract revenues under IFRS but in contract costs in our French GAAP 2004 consolidated financial statements), and accounting for the financial impact on net sales of deferred payments when they are material, has a limited effect on the presentation of our income statement and no effect on either our gross profit or our opening shareholders’ equity using IFRS.

      The presentation of assets and liabilities related to construction contracts under specific balance sheet captions, and the application of specific offset rules as required by IAS 11, reduced our working capital due to the fact that certain reserves for product sales were presented as a deduction of this amount under French GAAP.
Research and development costs
      Under French GAAP, research and development costs were generally expensed, with the exception of certain software development costs. The application of the principles defined in IAS 38 (Intangible Assets) required us to capitalize a part of the development costs. This increased significantly the intangible assets and shareholders’ equity in our January 1, 2004 opening balance sheet prepared in accordance with IFRS. However, full retroactive application of this standard was not possible due to the lack of prior period information; under IAS 38, availability of such information would have enabled us to meet the eligibility criteria for the capitalization of certain expenditures.
      Assuming a constant volume of research work, the capitalization of certain development costs in accordance with IAS 38 should not have a material impact on our net income. For two or three years starting in 2005, this capitalization will have a positive impact, which will gradually dissipate. The impact on our capitalization is presented in our IFRS consolidated financial statements under a specific income statement caption, “Impact of capitalization of development expenses,” to better isolate the ramp-up effect of the capitalization of development costs.
Convertible bonds or notes mandatorily redeemable for shares
      The convertible bonds (OCEANE) and notes mandatorily redeemable for shares (ORANE) issued by us in 2002 and 2003 are compound financial instruments (according to IAS 32) that include a debt component and an equity component. The first-time adoption of IFRS has the effect of recording all of these notes and a part of these convertible bonds as of January 1, 2004 in shareholders’ equity and part of the convertible bonds (OCEANE) in financial debt. Under French GAAP, the notes mandatorily redeemable for shares (ORANE) were recorded in other equity and the convertible bonds (OCEANE) were recorded primarily as financial debt, and a lesser portion was recorded in shareholders’ equity.
      The IFRS standard has both a positive and a negative effect on the future level of financial expense due, on the one hand, to accounting for prepaid expenses in shareholders’ equity as of January 1, 2004 (ORANE) and, on the other hand, to accreting the debt component and increasing financial expense (OCEANE).
Goodwill and business combinations
      In connection with major stock-for-stock acquisitions in the past, we used the special exemption provided by paragraph 215 of Regulation 99-02 adopted by the “Comité de la Réglementation Comptable,” which permits the difference between the purchase price of the business acquired and the corresponding share of net assets to be recorded directly in our shareholders’ equity.
      Insofar as we have elected to adopt the IFRS 1 option not to restate business combinations that do not comply with IFRS 3 (Business Combinations) and which occurred prior to January 1, 2004, first-time adoption of IFRS did not result in any changes to the accounting methods previously applied.
      In addition, for business combinations prior to January 1, 2004, regardless of the accounting method used, the review of assets and liabilities recorded in the context of these combinations and the analysis of their compliance with IFRS accounting principles had no material impact on our shareholders’ equity, with the exception of the accounting treatment of stock options existing in the acquired company on the date of acquisition. Provision was made under French GAAP based on the intrinsic value of these items, a treatment that does not comply with the IFRS 2 (Share-based Payment) and IFRS 3 rules.
      Other acquired assets and liabilities, in particular intangible assets recorded in our French GAAP 2004 consolidated financial statements resulting from business combinations, were generally in compliance with

IFRS. We did not identify any significant unrecorded intangible assets that should have been recorded in accordance with IFRS, other than the goodwill in the business combinations.
      With respect to goodwill recorded as of December 31, 2003, the application of an impairment test based on the criteria defined in IAS 36 did not result in any significant impairment loss in the opening balance sheet. Starting January 1, 2004, goodwill is no longer amortized but is tested for impairment annually.
Financial instruments
      Under IFRS, financial assets available for sale (as defined in IAS 39) are recorded at fair value in the 2004 IFRS opening balance sheet. For listed securities, the restatement consisted of recording, in opening shareholders’ equity, the difference between the carrying value and the market value, net of any possible deferred tax impacts. Since we own some listed securities, and because we valued marketable securities at the lower of cost and market value in our French GAAP 2004 consolidated financial statements, the impact on shareholders’ equity in IFRS is positive.
      With respect to customer receivables sold without recourse (see Note 15 to our French GAAP 2004 consolidated financial statements), the “derecognition” (that is, the transfer) of these receivables from our balance sheet under French GAAP did not result in a significant restatement upon transition to IFRS, insofar as we considered that, for trade receivables sold without recourse, in case of non-payment, substantially all of the risks and rewards associated with the asset had been effectively transferred to the buyer.
      In accordance with the provisions of IAS 39 on financial instruments (which we have chosen to apply starting January 1, 2004), derivatives are recorded at fair value in the balance sheet.
      Most of our interest rate derivatives are fair value hedges, and the changes in their value were largely offset in income by revaluations of the underlying debt.
      We use currency derivatives to hedge future cash flows, firm commitments and commercial bids.
      Derivatives used to hedge firm commitments are treated as fair value hedges.
      In addition, from April 1, 2005 onwards, we identify and document highly probable future streams of revenue with respect to which we enter into hedge transactions. The corresponding derivatives are eligible for cash flow hedge accounting. Changes in fair value of the effective part of these financial instruments are recognized directly in equity and reclassified in profit or loss (cost of sales) in the same period during which the hedged revenue is accounted for; the ineffective part is recorded in financial income (expense).
      Derivatives related to commercial bids are not considered as eligible for hedge accounting and are accounted for as trading financial instruments. Changes in fair values of such instruments are therefore included in the income statement in the cost of sales (in the business segment “other”).
Retirement and other employee benefits
      The methods for determining pensions and other post-employment benefits, as described in Notes 1(i) and 24 to our French GAAP 2004 consolidated financial statements, were in compliance with IAS 19 (Employee Benefits), insofar as we have applied, starting January 1, 2004, recommendation 2003-R01 of the “Conseil National de la Comptabilité” (the “CNC”). The impact of applying this recommendation as of January 1, 2004, particularly on shareholders’ equity, was presented in Note 24 to our French GAAP 2004 consolidated financial statements.
Share-based payment
      The application of IFRS 2 (Share-based Payment) modifies the method of accounting for stock options granted to our employees. Only stock option plans established after November 2002, and whose stock options had not yet vested at December 31, 2004, have been restated. This affects our 2003 and 2004 plans and the plans resulting from business combinations completed after November 2002, under which the stock options had not yet vested at December 31, 2004. We decided not to adopt the full retroactive application option provided for in this standard, since the fair values of the stock options granted in the past had not been published and the method of valuing the stock options for determining the pro forma income per share in accordance with U.S. GAAP is not identical to that adopted for the application of IFRS 2.
      The impact on 2004 net income, restated in accordance with IFRS, corresponds to the allocation of the fair value over the vesting period of the stock options granted that fall within the scope of IFRS 2. This impact is presented under a specific income statement caption, “Share-based payment (Stock Option Plans”), in our IFRS income statement.
      Since the compensation expense does not result in an outflow of cash and since the counter-entry to the expense is recorded in consolidated reserves, the application of this standard had no impact on IFRS shareholders’ equity.
Off-balance sheet commitments and “derecognition” (that is, transfer) of financial assets and liabilities
      The accounting of our off-balance sheet commitments under French GAAP are described in Note 31 to our French GAAP 2004 consolidated financial statements. On December 31, 2003, we participated in two structured securitization programs (the SVF program and a customer receivable securitization program), described in Note 31 to our French GAAP 2004 consolidated financial statements. The special purpose vehicle used in the SVF program was consolidated as of January 1, 2004, following changes in French accounting regulations as indicated in Note 31 to our French GAAP 2004 consolidated financial statements. The impact on the IFRS 2004 opening balance sheet is described in Note 38 IV E of our 2005 consolidated financial statements. The special purpose entity used in the customer receivables securitization program was already consolidated at December 31, 2003 and the application of IFRS to this program, therefore, had no impact on our IFRS consolidated financial statements. In addition, the carryback receivable sold in 2002, as explained in Note 31 to our French GAAP 2004 consolidated financial statements, is recorded as an asset at discounted value in the IFRS opening balance sheet, as security for the corresponding financial liability that results from the consideration received.
Reserves for restructuring and other liabilities
      We applied CNC regulation 00-06 to liabilities since January 1, 2002 in our French GAAP consolidated financial statements. Since this regulation is very similar to IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), IAS 37 did not have any material impact on our IFRS 2004 opening balance sheet.
Presentation of financial statements
      The application of IAS 1 (as revised in December 2003) and, to a lesser extent, the application of IAS 7 (Cash Flow Statements), IAS 14 (Segment Reporting) and IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) had significant consequences on the manner of presenting our financial information.
      IFRS requires a distinction to be made between current and non-current items in the balance sheet, which is different from the past French GAAP presentation that was based on the type and/or liquidity of assets and liabilities. In addition, certain specific rules governing the offsetting of assets and liabilities (for example, certain reserves for product sales relating to construction contracts that have to be deducted from contract assets) result in reclassifications compared to previous practice.
      The removal of the concept of extraordinary income or loss in IFRS resulted in the reclassification in income from operating activities and/or financial income of certain revenues and expenses recorded under French GAAP by us in other revenue/expense (see Notes 1m, n, o and Note 7 to our French GAAP 2004 consolidated financial statements). The extent of the changes in presentation is such that we have made specific comments in our reconciliation schedules (see Note 38 to our 2005 consolidated financial statements).
Other standards
      The other requirements of IFRS do not call for any specific comment, and we had no major impact on our IFRS opening balance sheet as a result of applying these other standards. This is the case for IAS 2

(Inventories), IAS 12 (Income Taxes), IAS 18 (Revenue), IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), IAS 21 (Effects of Changes in Foreign Exchange Rates), IAS 23 (Borrowing Costs), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 29 (Financial Reporting in Hyperinflationary Economies), and IAS 31 (Interests in Joint Ventures). Moreover, we had previously applied some International Accounting Standards under French GAAP, notably IAS 19 (Employee Benefits), IAS 33 (Earnings Per Share), and IAS 24 (Related Party Disclosures).
      A more extensive description of our accounting policies applied is given in Note 1 to our 2005 consolidated financial statements, and the reconciliation between 2004 consolidated financial statements under IFRS and French GAAP is set forth in Note 38 to our 2005 consolidated financial statements.
Exemptions to IFRS
      As a first time adopter of IFRS, we have elected some exemptions to IFRS as permitted by IFRS 1, section 13. These exemptions are described below.
Business combinations
      We elected not to apply IFRS 3 (Business Combinations) retrospectively for all business combinations that occurred before the date of transition (January 1, 2004).
      As indicated in the section “Changes in Accounting Standards as of January 1, 2005 — Goodwill and business combinations” and in Note 12 to our 2005 consolidated financial statements, major past business combinations were accounted for using the French “pooling of interest method,” instead of the purchase accounting method as prescribed by IFRS 3. These business combinations were not restated in our IFRS consolidated financial statements.
      If we had restated past business combinations to comply with IFRS 3, shareholders’ equity and the amount of goodwill under IFRS as of January 1, 2004 would have been materially greater. We estimate that the impact would have been comparable to the adjustment between French GAAP and U.S. GAAP consolidated financial statements as of December 31, 2003 as described and valued in Notes 37(a) and 38(b) to our French GAAP 2004 consolidated financial statements.
Employee benefits
      We elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS (January 1, 2004) for all employee benefit plans, but we elected to use the “corridor” approach for actuarial gains and losses arising beginning January 1, 2004 in our IFRS consolidated financial statements. Taking into account that in the long term actuarial gains and losses may offset one another, the applicable IAS standard permits an entity to leave some actuarial gains and losses within a range (or “corridor”) around the best estimate of post-employment benefit obligations unrecognized.
      The impact of this election on our shareholders’ equity at the date of transition to IFRS, as indicated in Note 38 to our 2005 consolidated financial statements included elsewhere herein, was negative amount of approximately € 200 million. The estimated impact on 2004 net income was comparable to the adjustment between French GAAP and U.S. GAAP consolidated financial statements as of December 31, 2004, as described and valued in Notes 37(d) and 38(a) to our French GAAP 2004 consolidated financial statements.
Cumulative translation differences
      We elected the exemption related to cumulative translation differences. As indicated in IFRS 1 paragraph 22:
      “If a first-time adopter uses this exemption:

(a)	the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRSs; and

(b)	the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRSs and shall include later translation differences.”
This exemption had no impact on shareholders’ equity at the date of transition to IFRS and no material impact on 2004 net income as no material disposals of foreign operations were accounted for during the 2004 fiscal year.
Compound financial instruments
      We elected the exemption related to compound financial instruments as permitted by IFRS 1 paragraph 23. Therefore, the two portions in equity (the portion related to the cumulated interests accreted on the liability component, and the portion related to the original equity component) of our ORANE (notes mandatorily redeemable for shares) have not been separated, as the liability component was no longer outstanding at the transition date. A description of the IFRS accounting treatment of compound financial instruments is set forth in Note 38 — IV B to our 2005 consolidated financial statements included elsewhere herein.
      We did not elect any other exemption to IFRS.

Item 6.	Directors, Senior Management and Employees
      In accordance with French company law governing a société anonyme, our business is managed by our board of directors and by our Chairman and Chief Executive Officer.
Board of Directors
      The following table sets forth, as of March 31, 2006, the following information for each of our directors: name, age, year of election to the board, year in which the term on the board expires, principal business activities performed outside of Alcatel (including other principal directorships) and the number of Alcatel securities owned.

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age	Appointed	Expires	Outside of Alcatel	Securities Held

Serge Tchuruk	68	1995	2007	Director of Thales and Total; Member of the Board of Directors of the Ecole Polytechnique, Chairman of Alcatel USA Holdings Corp., and Member of the Supervisory Board of Alcatel Deutschland GmbH	236,150 ordinary shares 209 FCP 3A(1)

Daniel Bernard	60	1997	2007	Director of Saint-Gobain and Cap Gemini; Chairman of Provestis	141,125 ordinary shares

Philippe Bissara	64	1997	2008	Honorary Managing Director of ANSA (National Association of Limited Liability Companies); Honorary instructing judge at the Conseil d’État (the highest administrative court of France); Member of the Académie de Comptabilité; Member of the Board of Directors of the French branch of the International Fiscal Association	53,645 ordinary shares 4,469 FCP 3A(1)

W. Frank Blount	67	1999	2008	Chairman and CEO of JI Ventures Inc. and TTS Management Corp.; Director of Entergy Corporation, Caterpillar Inc., Adtran Inc. and Hanson Plc	1,000 ADSs

Jozef Cornu	61	2000	2008	Chairman of Alcatel Bell NV and Tijd NV; Director of Alcatel CIT; Member of the Supervisory Board of Alcatel SEL AG; Director of Taiwan International Standard Electronics Ltd, Barco, KBC, Agfa Gevaert and Arinsa International; Chairman of the Information Society Technologies Group of the European Commission	20,500 ordinary shares 1,734 FCP 3A

Jean-Pierre Halbron	69	1999	2008	Director of Electro Banque; Chairman of the Alcatel Ethics Committee	18,670 ordinary shares 1,969 FCP 3A

		Year	Year
		Initially	Term	Principal Business Activities	Number of
Name	Age	Appointed	Expires	Outside of Alcatel	Securities Held

David Johnston	64	2001	2009	President of the University of Waterloo (Canada); Director of CGI, Masco and Sustainable Development Technology Foundation	3,336 ordinary shares

Daniel Lebègue	62	2003	2007	Director of Crédit Agricole SA, Scor and Technip; Member of the Supervisory Board of Areva; Chairman of the Institut Français des Administrateurs, Transparency International (France) and the Institut d’Études Politiques (Lyon)	500 ordinary shares

Pierre-Louis Lions	49	1996	2009	Professor at the Collège de France and the Ecole Polytechnique; Chairman of the Conseil Scientifique d’EDF, the CEA-DAM and of France Telecom, Member of the Académie des technologies, the Académie des sciences, the Conseil Scientifique de la Défense, the Société de mathématique de France, and the Société de mathématiques appliquées et industrielles; consultant to EADS — Launch Vehicles, Paribas et CAI; Director of the Sark Fund; Member of the American Mathematical Society, the European Mathematical Society, the International Association in Mathematical Physics, the Istituto Lombardo, the Academia Europea and the Acad. Naz. Lincei	520 ordinary shares

Thierry de Loppinot	62	1997	2006	Legal counsel at Alcatel’s Head Office; Chairman of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A); Chairman of Formalec	6,091 ordinary shares 4,901 FCP3A

Peter Mihatsch	65	2002	2008	Chairman of the Supervisory Board of Giesecke and Devrient; Member of the Supervisory Board of Vodafone GmbH, Vodafone-Mobilfunk, ARCOR-Vodafone, and Rheinmetal AG; Board Member of 3i p.l.c.	1,200 ordinary shares

Bruno Vaillant	62	1997	2006	Engineer at Alcatel Alenia Space (Information Systems Division); Member of the Supervisory Board of the “Actionnariat Alcatel” Unit Trust (FCP 3A); Expert at the Toulouse Court of Appeal; Vice President of the Compagnie des Experts-judiciaires près la Cour d’Appel et du Tribunal Administratif de Toulouse	1,850 ordinary shares 5,349 FCP 3A

Marc Viénot	77	1987	2007	Honorary Chairman and Director of Société Générale; Member of the Supervisory Board of Groupe Barrière; Director of Société Générale Marocaine de Banque and of Ciments Français; Member of the Board of the Association Française des Entreprises Privées	4,950 ordinary shares

(1)	FCP 3A is the unit trust of our employees governed by Article 20 of French law dated December 23, 1988. Our articles of association and bylaws require that two members of our board be employed by us, and that they participate in a FCP at the time of their appointment to our board and during their terms of office as directors.

     The following table sets forth the amount of compensation paid by us during 2005 to each of the individuals who were, during 2005, members of our board of directors, in connection with such person’s service as a director and, if applicable, an executive of Alcatel.

Director	Amount

Daniel Bernard	€66,604
Philippe Bissara	40,884
Frank Blount	49,524
Jozef Cornu	44,606
Jean-Pierre Halbron	44,606
David Johnston	44,606
Daniel Lebègue	60,489
Pierre-Louis Lions	50,720
Thierry de Loppinot(1)	146,953
Peter Mihatsch	45,802
Serge Tchuruk(2)	2,848,483
Bruno Vaillant(3)	129,030
Marc Viénot	62,948
Philippe Germond(4)	5,066,206

(1)	€ 102,347 of this amount consisted of Mr. de Loppinot’s salary and the remainder consisted of director’s fees.

(2)	€2,839,363 of this amount consisted of Mr. Tchuruk’s salary (of which € 1,314,873 was a bonus) and the remainder consisted of benefits in kind.

(3)	€ 84,425 of this amount consisted of Mr. Vaillant’s salary and the remainder consisted of director’s fees.

(4)	€1,958,334 of this amount consisted of Mr. Germond’s salary (of which €1,543,750 was a bonus with respect to the fiscal years 2004 and (pro rata) 2005), € 3,105,017 consisted of his termination payment and accrued vacation payable upon termination, and the remainder consisted of benefits in kind. Mr. Germond ceased to be President, Chief Operating Officer and a director on April 19, 2005.
     The amount of directors’ fees paid for 2005 totaled € 600,000. A portion of the directors’ fees is distributed equally among all directors and a portion is distributed among the members of the board based on the number of board and committee meetings and on attendance at such meetings by the directors. Mr. Tchuruk does not receive directors’ fees from our company.
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
      At its meeting held on March 30, 2006, our board of directors evaluated the independence of its members and determined that eight of its members (which represents more than half of the members of the board) are independent under the independence criteria set by the board and those set by The New York Stock Exchange. Such members are Messrs. Bernard, Bissara, Blount, Johnston, Lebègue, Lions, Mihatsch and Viénot.

Senior Management
      The table below sets forth, as of March 31, 2006, the following information for each of our senior executives: name, age, current position with our company and the year in which such person was appointed a member of our Alcatel executive committee.

Name	Age	Current Position and Year Appointed to Executive Committee

Serge Tchuruk	68	Chairman and Chief Executive Officer (1995)
Mike Quigley	53	President and Chief Operating Officer (2001)
Jean-Pascal Beaufret	55	Chief Financial Officer (2002)
Jacques Dunogué	55	Executive Vice President of Alcatel and President of Alcatel Europe and South (2002)
Etienne Fouques	57	Executive Vice President of Alcatel and President of Mobile Communications Group (2001)
Olivier Houssin	53	Executive Vice President of Alcatel and President of Private Communications Group (2000)
Claire Pedini	40	Senior Vice President of Alcatel and Corporate Human Resources (2005)
Christian Reinaudo	51	Executive Vice President of Alcatel and President of Alcatel Asia-Pacific (2000)
      There are no family relationships between any director and senior executive. No director or senior executive was elected or appointed as a result of any arrangement or understanding with any third party. At December 31, 2005, none of our senior executives owned more than one percent of the total outstanding number of our ordinary shares.
Compensation
      For the year ended December 31, 2005, the aggregate amount of compensation, including benefits, that we paid to those persons who were senior executives on December 31, 2005 as a group, for services in all capacities, was €14 million. The compensation for senior executives consists of both a base salary and a bonus, which is determined based partly on our performance and partly on the executive’s performance, pursuant to criteria reviewed by the nominating and compensation committee. For 2005, the bonus was based on our revenues, our net income and our working capital needs for 2004. Of the total compensation paid to our senior executives in 2005, €7.2 million was paid in base salary and €6.8 million was paid in bonus, which represents 48.6% of their total salary. Non-recurring compensation paid to retiring or departing executives totaled €5.3 million in 2005. Directors’ fees that senior executives receive from various companies as a result of their employment with us are deducted from their salary. Our directors and senior executives exercised 37,186 stock options in 2005 at an average price of € 6.77 per ordinary share.
      In 2005, Mr. Tchuruk was paid a base salary of €1,524,490. This amount has remained unchanged since 2000. A bonus of € 1,314,873 was paid to Mr. Tchuruk in 2005 with respect to our 2004 fiscal year. Generally, Mr. Tchuruk’s bonus for each fiscal year is set by the board of directors upon a recommendation of the nomination and compensation committee. Such bonus is determined in accordance with a method that is reviewed each year by the board of directors and that takes into account the prospects of growth and prospective results of our Group for the following fiscal year. Mr. Tchuruk’s bonus is paid during the fiscal year following the fiscal year to which the bonus relates, after approval by the shareholders of the financial statements of our Group for the preceding fiscal year.
      At its meeting held on March 10, 2005, our board of directors decided that, in order to determine the amount of the bonus for fiscal year 2005, it would refer to the same criteria as those referred to in setting the amount of the bonus for fiscal year 2004: consolidated net income before goodwill amortization and minority interests.
      At its meeting held on March 30, 2006, our board of directors therefore set the amount of the bonus to be paid to Mr. Tchuruk in 2006 with respect to the 2005 fiscal year at € 1,105,255, which represents 72.5% of the fixed compensation received by Mr. Tchuruk for the 2005 fiscal year. This is compared to his bonus of € 1,314,873 for the 2004 fiscal year, which represented 86.25% of the fixed compensation received for that year.
      Our board of directors further decided that, in order to determine the amount of Mr. Tchuruk’s bonus for fiscal year 2006 to be paid in 2007, it will refer to the criteria to be applied to all of our executives, that is, 30% by reference to our consolidated revenues, 40% by reference to our net income attributable to the equity holders of the parent, and 30% by reference to our free cash flow, proportionately on the basis of the time spent as our Chief Executive Officer in 2006.
      Pursuant to his request, Mr. Tchuruk did not receive any options under the stock option plans approved by our board of directors in March 2005 and in March 2006. Mr. Tchuruk invested the full amount of the net bonus paid to him in 2005 for fiscal year 2004 in Alcatel ordinary shares, acquiring 130,700 shares in the stock market in June 2005 for total consideration of € 1,201,050.
      Upon ceasing to be our Chairman and Chief Executive Officer, and consistent with the terms agreed upon his nomination, Mr. Tchuruk will be entitled to receive a termination payment equal to twice the average of his two highest total annual remunerations during the last five years and will be entitled to retirement benefits under the terms of a plan covering approximately 80 executives of the Group. Due to the benefits Mr. Tchuruk accrued pursuant to this plan, as well as the benefits he accrued prior to his employment with the Group, we will not need to make any payments pursuant to the guarantee that our board of directors gave Mr. Tchuruk that his retirement benefits would equal, on an annual basis, 40% of the average of his two highest total annual remunerations during the five years preceding his ceasing to be our Chairman and Chief Executive Officer.
      The board of directors met on April 19, 2005 and authorized, upon the recommendation of the nomination and compensation committee, the execution of an agreement between us and Mr. Germond concerning the cessation of his responsibilities as the Group’s President and Chief Operating Officer. The main provisions of this agreement clarified the contractual obligations of Mr. Germond and of the Group due to Mr. Germond’s departure in the first half of the year. It determined the actual amount of the termination payment owed to Mr. Germond, calculated pursuant to the terms of his employment contract as executed upon his joining the Group, such amount being €3,000,000. The agreement also reduced the notice period for termination to three months, and set his bonus compensation for the 2005 fiscal year, pro rata to his departure date, at € 250,000.
      The aggregate amount of the benefit obligation related to pension, retirement or similar benefits for our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior Management” above, as a group, as of December 31, 2005, was approximately €57.4 million. The corresponding amount of pension reserve accounted for, taking into account plan assets and unrecognized actuarial loss/gain amounted to € 33.4 million as of December 31, 2005.
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
Strategic Planning Committee
      The board of directors has a strategic planning committee that currently consists of three members: Serge Tchuruk, chairman of the committee, Pierre-Louis Lions and Peter Mihatsch. Our board of directors has determined that Mr. Lions and Mr. Mihatsch are “independent” as such term is defined under the applicable rules of The New York Stock Exchange. The strategic planning committee is responsible for considering our strategic orientation, identifying investment opportunities and monitoring our performance.
Statement on Business Practices, Ethics Committee, Code of Ethics and Chief Compliance Officer
      Our statement on business practices, adopted in 1997 and revised in 2003, is a code of conduct that defines our vision of appropriate business behavior. It covers many areas, from business ethics and corporate governance to human rights and environmental concerns. Our statement on business practices provides that our policy is to conduct our worldwide operations in accordance with the highest business ethical considerations, to comply with the laws of the countries in which we operate and to conform to locally accepted standards of good corporate citizenship.
      We have established an ethics committee to enforce our statement on business practices. The ethics committee is chaired by Jean-Pierre Halbron, and it includes members of our management. The ethics committee reports to our Chairman and Chief Executive Officer.
      In addition, in 2004, our board of directors adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Corporate Controller.
      In the beginning of 2006, we created the position of Chief Compliance Officer. The Chief Compliance Officer is charged with overseeing regulatory compliance according to international laws and standards and our corporate governance and business practices. The Chief Compliance Officer is a member of our Ethics Committee and reports to our Chairman and Chief Executive Officer.
Employees
      As reported, at December 31, 2005, we employed 57,699 people worldwide, primarily in Europe, compared with 55,718 at December 31, 2004 and 60,486 at December 31, 2003. The tables below show the geographic locations and the business segments in which our employees worked at December 31, 2003, 2004 and 2005 after taking into account the discontinuance in 2003 of our battery and optical components businesses and in 2004 of our optical fiber, mobile phones and electrical power systems businesses. As restated to exclude the employees of these discontinued businesses, we employed 56,690 people at December 31, 2003.

      Total number of employees and the breakdown of this number by business segments is determined by taking into account all of the employees at year-end who work for fully consolidated companies and a percentage of those employees at year-end who work for subsidiaries consolidated using proportionate consolidation based on the percentage of interest in such companies (see Note 36 to our consolidated financial statements included elsewhere herein).
      The breakdown by geographical areas gives the headcount of employees who work for fully consolidated companies and companies in which we own 50% or more of the equity. The impact of taking into account headcount of subsidiaries consolidated using proportionate consolidation only for the percentage of interests in these entities is isolated in the “proportionate consolidation impact” column. This impact is related to the creation of two joint ventures with Finmeccanica in the space business as explained in Note 2 to our consolidated financial statements.

	Fixed	Mobile	Private		Total
	Communications	Communications	Communications	Other	Group

2003	23,461	13,355	19,282	592	56,690
2004	18,446	15,350	21,367	555	55,718
2005	17,311	17,700	22,138	550	57,699

							Proportionate
				Asia			consolidation		Total
	France	Germany	Rest of Europe	Pacific	North America	Rest of World	impact		Group

2003	17,206	6,736	12,502	8,110	8,811	3,325	—		56,690
2004	16,161	5,951	11,918	8,338	8,783	4,567	—		55,718
2005	16,037	5,288	14,108	9,109	9,009	6,094	(1,946	)(1)	57,699

(1)	This consolidation impact is a reduction of 1,362 in our employee headcount in France, and a reduction of 584 in the rest of Europe.
     Membership of our employees in trade unions varies from country to country. Although differing from country to country, we believe that relations with our employees are satisfactory. The number of temporary workers at December 31, 2005 was 1,568.
Share Ownership
Directors and Senior Executives
      Our articles of association and bylaws provide that each of our directors must own at least 500 shares. As of December 31, 2005, none of our directors or senior executives beneficially owned, or held options to purchase, 1% or more of our ordinary shares.
      Shares. As of March 31, 2006 our directors, including directors who were also senior executives, and other senior executives, as a group, beneficially held an aggregate of 494,919 ordinary shares (including ADSs) and 23,283 FCP 3A interests.
      Options. As of March 31, 2006 our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior Management” above, as a group, beneficially owned the following options:

•	for 1,005,000 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2000 at an exercise price of € 48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,344 ordinary shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2000, at an exercise price of € 48 per share expiring on June 30, 2004 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 15,000 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2000 at an exercise price of € 65 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 889,900 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2001 at an exercise price of € 50 per share expiring on March 6, 2009;

•	for 1,074,300 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 18, 2009;

•	for 200 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of € 20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 956,200 ordinary shares granted pursuant to share subscription plans approved by our board in March 2003 at an exercise price of € 6.70 per share expiring on or prior to March 6, 2011;

•	for 56 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in March 2003, at an exercise price of € 6.70 per share expiring on June 30, 2007 or 2008, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 50,000 ordinary shares granted pursuant to a share subscription plan approved by our Chief Executive Officer in September 1, 2003 at an exercise price of € 9.30 per share expiring on August 31, 2011;

•	for 1,021,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2004 at an exercise price of € 13.20 per share expiring on or prior to March 9, 2012;

•	for 711,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2005 at an exercise price of € 10 per share expiring on or prior to March 9, 2013; and

•	for 750,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2006 at an exercise price of € 11.70 per share expiring on or prior to March 7, 2014.
      During 2005, a total of 37,186 options were exercised by our directors or senior executives at an average price of € 6.77.
Employee stock options
      At December 31, 2005, there were 131,953,837 options outstanding pursuant to existing share subscription plans and existing share purchase plans, each option giving a right to acquire one ordinary share.
      Our board of directors and Chief Executive Officer have granted stock options to specialists, high-potential employees and future executives as well as members of senior management pursuant to the share subscription plans and share purchase plans listed below. In order to maintain in all circumstances the stability of the activities of our Group and the personnel that is key to our development, our board of directors has the ability to render outstanding options under our share subscription plans immediately exercisable in the event of a merger pursuant to which Alcatel is merged into another company, a tender offer for our shares or a withdrawal of our shares from public listing (a “going private” transaction), regardless of any delay in the vesting of such options provided for in the initial terms of the plans. However, any such acceleration would not apply to stock options held by any member of our board of directors, our Chief Executive Officer or any deputy executive officer, that is, by a “mandataire social,” as such term is defined in French law, who was a “mandataire social” either at the date of the grant of the option or at the date of the decision of the board of directors to accelerate vesting.
      Share Subscription Plans. At our shareholders’ meeting held on May 20, 2005, our shareholders authorized our board of directors to grant options to our employees and executives to subscribe for a number of new shares not to exceed 6% of the total number of shares comprising the capital of the company.

      The following table sets forth information as at December 31, 2005 with respect to share subscription plans approved by our board of directors:

	Number of
	options		Number of	Number of	Exercise period
	authorized		options	recipients at					Exercise
Date of approval of plan	at grant date		outstanding	grant date	From		To		price

12/097/1998	11,602,500		9,884,750	2,025	12/09/2003		12/31/2005		€20.52
09/08/1999	545,000		421,250	141	09/08/2004		12/31/2005		€28.40
03/29/2000	15,239,250		12,862,305	3,887	04/01/2003	(1)	12/31/2005	(1)	€48.00
					04/01/2005	(2)	12/31/2007	(2)
03/29/2000	3,317,808	(3)	3,258,704	58,957	07/01/2005	(2)	06/30/2006	(2)	€48.00
12/13/2000	1,235,500		1,003,850	478	12/13/2003	(1)	12/31/2005	(1)	€65.00
					12/13/2005	(2)	12/31/2007	(2)
12/13/2000	306,700		197,500	340	12/13/2001	(4)	12/12/2008		€64.00
					12/13/2004	(2)(4)
03/07/2001	37,668,588		27,121,370	30,790	03/07/2002	(4)	03/06/2009		€50.00
					03/07/2005	(2)(4)
03/07/2001	275,778	(5)	77,550	2,024	07/01/2005	(2)	06/30/2006	(2)	€50.00
12/19/2001	27,871,925		18,983,365	25,192	12/19/2002	(4)	12/18/2009		€20.80
					12/19/2005	(2)(4)
12/19/2001	565,800		336,905	521	12/19/2002	(4)	12/18/2009		€9.30
					12/19/2005	(2)(4)
12/19/2001	935,660	(6)	893,990	45,575	01/01/2005	(1)	12/31/2005	(1)	€20.80
					01/01/2006	(2)	12/31/2006	(2)
03/07/2003	25,626,865		19,627,155	23,650	03/07/2004	(1)(4)	03/06/2011	(1)	€6.70
					03/07/2007	(2)(4)
03/07/2003	827,348	(6)	808,797	31,600	07/01/2006	(1)	06/30/2007	(1)	€6.70
					07/01/2007	(2)	06/30/2008	(2)
03/10/2004	18,094,315		16,352,513	14,810	03/10/2005	(1)	03/09/2012	(1)	€13.20
					05/10/2008	(2)
03/10/2005	16,756,690		16,049,480	9,470	03/10/2006	(1)	03/09/2013	(1)	€10.00
					03/10/2009	(2)
03/08/2006	17,009,320		17,009,320	8,001	03/08/2007	(1)	03/07/2014	(1)	€11.70
					03/08/2010	(2)

(1)	Options granted to employees of any of our subsidiaries with a registered office outside France.

(2)	Options granted to employees of any of our subsidiaries with a registered office in France.

(3)	On March 29, 2000, our board of directors approved a capital increase reserved for employees. In connection therewith, 2,226,451 ordinary shares were issued on June 29, 2000 at a price of € 48 per share, and for each share subscribed, the participant received an option to purchase four additional shares.

(4)	One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(5)	On March 7, 2001, our board of directors approved a capital increase reserved for employees In connection therewith, 91,926 ordinary shares were issued at a price of € 50 per share, and for each share subscribed the participant received an option to purchase three additional shares.

(6)	Options granted to recipients who subscribed to the capital increases of March 2000 and March 2001, and remain our employees.
     In 2001, 2002, 2003, 2004 and 2005, our Chief Executive Officer approved certain share subscription plans pursuant to authority delegated to him by our board of directors. Pursuant to this delegation of authority, our Chief Executive Officer may grant certain stock subscription options to our, or to our affiliates’ new employees or, under exceptional circumstances, to our or to our affiliates’ existing employees.

      The following table sets forth information as at December 31, 2005 with respect to share subscription plans approved by our Chief Executive Officer:

	Number of
	options	Number of	Number of	Exercise period
	authorized	options	recipients				Exercise
Date of approval of plan	at grant date	outstanding	at grant date	From		To	Price

04/02/2001	48,850	12,250	13	04/02/2002	(1)	04/01/2009	€41.00
04/02/2001	2,500	2,500	1	04/02/2002	(1)	04/01/2009	€39.00
06/15/2001	977,410	767,640	627	06/15/2002	(1)	06/14/2009	€32.00
				06/15/2005	(1)(2)
09/03/2001	138,200	103,800	58	09/03/2002	(1)	09/02/2009	€19.00
				09/03/2005	(1)(2)
11/15/2001	162,000	106,000	16	11/15/2002	(1)	11/14/2009	€9.00
				11/15/2005	(1)(2)
02/15/2002	123,620	72,830	37	02/15/2003	(1)	02/14/2010	€17.20
				02/15/2006	(1)(2)
04/02 2002	55,750	34,750	24	04/02/2003	(1)	04/01/2010	€16.90
05/13/2002	54,300	41,300	23	05/13/2003	(1)	05/12/2010	€14.40
				05/13/2006	(1)(2)
06/03/2002	281,000	231,979	176	06/03/2003	(1)	06/02/2010	€13.30
				06/03/2006	(1)(2)
09/02/2002	1,181,050	410,401	226	09/02/2003	(1)	09/01/2010	€5.20
10/07/2002	30,500	10,459	16	10/07/2003	(1)	10/06/2010	€3.20
11/14/2002	111,750	51,224	26	11/14/2003	(1)	11/13/2010	€4.60
12/02/2002	54,050	11,635	16	12/02/2003	(1)	12/01/2010	€5.40
06/18/2003	338,200	278,478	193	06/18/2004	(1)	06/17/2011	€7.60
				06/18/2007	(1)(2)
07/01/2003	53,950	22,250	19	07/01/2007	(1)(2)	06/30/2011	€8.10
09/01/2003	149,400	137,929	77	09/01/2004	(1)	08/31/2011	€9.30
				09/01/2007	(1)(2)
10/01/2003	101,350	61,683	37	10/01/2004	(1)	09/30/2011	€10.90
				10/01/2007	(1)(2)
11/14/2003	63,600	60,100	9	11/14/2004	(1)	11/13/2011	€11.20
				11/14/2007	(1)(2)
12/01/2003	201,850	134,487	64	12/01/2004	(1)	11/30/2011	€11.10
				12/01/2007	(1)(2)
04/01/2004	48,100	29,458	19	04/01/2005	(1)	03/31/2012	€13.10
				04/01/2008	(1)(2)
05/17/2004	65,100	56,500	26	05/17/2008	(1)	05/16/2012	€12.80
				05/17/2005	(1)(2)
07/01/2004	313,450	277,500	187	07/01/2005	(1)	06/30/2012	€11.70
				07/01/2008	(1)(2)
09/01/2004	38,450	37,150	21	09/01/2005	(1)	08/31/2012	€9.90
				09/01/2008	(1)(2)
10/01/2004	221,300	193,300	85	10/01/2005	(1)	09/30/2012	€9.80

	Number of
	options	Number of	Number of	Exercise period
	authorized	options	recipients				Exercise
Date of approval of plan	at grant date	outstanding	at grant date	From		To	Price

				10/01/2008	(1)(2)
11/12/2004	69,600	68,800	20	11/12/2005	(1)	11/11/2012	€11.20
				11/12/2008	(1)(2)
12/01/2004	42,900	37,900	11	12/01/2005	(1)	11/30/2012	€11.90
				12/01/2008	(1)(2)
01/03/2005	497,500	480,100	183	01/03/2006	(1)	01/02/2013	€11.41
06/01/2005	223,900	215,100	96	06/01/2006	(1)	05/31/2013	€8.80
				06/01/2009	(1)(2)
09/01/2005	72,150	72,150	39	09/01/2006	(1)	08/31/2013	€9.80
				09/01/2009	(1)(2)
11/14/2005	54,700	54,700	23	11/14/2006	(1)	11/13/2013	€10.20
				11/14/2009	(1)(2)

(1)	One quarter of these options vests upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(2)	Options granted to employees of any of our subsidiaries with a registered office in France are not exercisable during the first four years after grant.
     Under certain of the share subscription plans described above, options granted to employees of our companies with a registered office in Belgium may become exercisable or vest, as applicable, over a longer period, as in France.
      Share Purchase Plans. Our share purchase plans are comprised of options to purchase existing, and not newly issued, ordinary shares. If the options are exercised, we will sell the optionees ordinary shares that we had acquired in connection with our buy-back program approved by our board of directors on September 21, 1998 and subject to the annual approval of our shareholders. Under a December 1998 plan, options to purchase up to 11,602,500 ordinary shares were granted with an exercise period from December 9, 2003 to December 31, 2005 at an exercise price of €20.52. As at December 31, 2005, there were options to purchase up to 9,884,750 ordinary shares outstanding under the December 1998 plan. Our board of directors also approved a share purchase plan in September 1999 and granted options to purchase up to 545,000 ordinary shares with an exercise period from September 8, 2004 to December 31, 2005 and at an exercise price of € 28.40 per share. As at December 31, 2005, there were options to purchase up to 421,250 ordinary shares outstanding under the September 1999 plan. We currently have no share purchase plans, since the exercise period for all our share purchase plans expired on December 31, 2005.

Option plans for acquired companies
      Option plans of companies that we acquired now provide for the issuance of ordinary shares or ADSs upon exercise of options granted under such plans, in lieu of the issuance of shares of the acquired companies. Except in the case of Astral Point, Telera, Imagic TV, TiMetra and Spatial, we will not issue new ordinary shares (or ADSs) to satisfy these options, but rather, will use outstanding ADSs held by us. In addition, Alcatel USA, Inc. has also adopted share purchase plans for executives and employees of our U.S. and Canadian subsidiaries. In total, options to purchase up to 10,058,615 ADSs or ordinary shares were outstanding as of December 31, 2005 under the assumed stock option plans and the share purchase plans of Alcatel USA, Inc. The following table sets forth information as of December 31, 2005 with respect to option plans of our acquired companies and the share purchase plans of Alcatel USA, Inc.

	Outstanding Options
					Exercisable Options
			Weighted
	Exercise price	Number	remaining	Weighted	Amount	Weighted
	(giving right to	outstanding	exercise	average	exercisable	average
	one ordinary	at	period	exercise	at	exercise
Company	share or ADS)	12/31/2005	(years)	price	12/31/2005	price

Packet Engines	0.29-0.86 USD	10,372	2.10	0.59	10,372	0.59
Xylan	0.05-18.14 USD	1,393,928	2.21	9.08	1,393,928	9.08
Internet Devices Inc.	0.26-1.17 USD	23,980	2.88	0.92	23,980	0.92
DSC	16.57-44.02 USD	45,690	1.25	20.40	45,690	20.40
Genesys	0.01-41.16 USD	3,018,403	3.25	20.70	3,018,403	20.70
Newbridge	11.72-52.48 USD	4,253	2.40	12.73	4,253	12.73
Astral Point	0.29-58.71 EUR	74,510	4.29	16.57	74,510	16.57
Telera	0.43-6.36 EUR	136,161	4.88	5.15	135,759	5.14
Imagic TV	2.84-64.68 EUR	78,506	1.74	18.69	78,069	18.77
TiMetra	0.53-7.97 EUR	1,703,423	4.96	5.91	1,152,000	5.10
Spatial Communications Technologies Inc.	0.24-9.1 EUR	858,123	8.24	2.97	248,177	2.99
Alcatel USA Inc.	21.40-84.88 USD	10,058,615	4.13	53.98	10,058,615	53.98

Total number of options		17,405,964			16,243,756

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      At December 31, 2005, to our knowledge, no shareholder beneficially owned 5% or more of either our ordinary shares or ADSs.
      The table below lists our principal shareholders as of December 31, 2005:

Principal Shareholders	Capital	Voting Rights

Caisse des Dépôts et Consignations	4.12%	4.22%
Employee Investment Fund (FCP 3A)	1.89%	3.14%
Société Générale Group	0.75%	1.28%
Shares held by Alcatel subsidiaries	1.77%	—
Treasury Stock	2.35%	—
Public(1)	89.12%	91.36%

Total	100%	100%

(1)	Includes shares owned by Brandes Investment Partners, L.P. as more fully described below.
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
      The number of ordinary shares held by the Caisse des Dépôts et Consignations Group (the “CDC Group”) as of December 31, 2003, December 31, 2004 and December 31, 2005 was 74,340,807, 68,100,807 and 58,867,807 respectively.
      According to Amendment Number 5 to a Schedule 13G filed with the SEC on February 14, 2006, Brandes Investment Partners, L.P. was, as of December 31, 2005, the beneficial owner of 60,737,851 ADSs and 91,636,167 ordinary shares, representing 10.7% of our capital. Brandes Investment Partners, L.P. is an investment adviser registered under the Investment Advisers Act of 1940. The ordinary shares and ADSs owned by Brandes Investment Partners, L.P. are included in the line item “Public” in the table above.
      As of December 31, 2005, 128,314,387 ADSs were outstanding in the United States, representing approximately 9.0% of the total outstanding ordinary shares. At such date, the number of registered ADS holders in the United States was 3,157.
      We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. We are not aware of any arrangements that may result in a change of control of Alcatel.
Related Party Transactions
      In December 1999, we entered into an amended agreement (originally entered into in 1998) with Thales, a company in which Mr. Tchuruk serves as a director, pursuant to which we agreed to cooperate with Thales on strategic and operational matters. We currently have a 9.46% interest in Thales.
      The board of directors met on April 19, 2005 and authorized, upon the recommendation of the nomination and compensation committee, the execution of an agreement between us and Mr. Germond concerning the cessation of his responsibilities as the Group’s President and Chief Operating Office. The main provisions of this agreement clarified the contractual obligations of Mr. Germond and of the Group due to Mr. Germond’s departure in the first half of the year. It determined the actual amount of the termination payment owed to Mr. Germond, calculated pursuant to the terms of his employment contract as executed upon his joining the Group, such amount being €3,000,000. The agreement also reduced the notice period for termination to three months, and set his bonus compensation for the 2005 fiscal year, pro rata to his departure date, at € 250,000.

Item 8.	Financial Information
Consolidated statements and other financial information
      See our consolidated financial statements elsewhere in this annual report.
Legal matters
      In addition to legal proceedings incidental to the conduct of our business (including employment-related collective actions in France and the United States), which our management believes are adequately reserved against in our financial statements or will not result in any significant costs to us, we are involved in the following legal proceedings:
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
      In April 1999, we learned that the criminal investigation had been extended to determine whether our corporate funds as well as those of Alcatel CIT had been misused. As a consequence, both Alcatel CIT and we have filed civil complaints to preserve our respective rights with respect to this investigation.
      In January 2000, the investigating magistrate declared his investigation closed on the alleged “overbillings.” Since then, there have been several procedural developments, including appeals relating to the closing of the investigation phase by an indicted defendants. At the end of November 2004, the investigating magistrate again declared his investigation closed. By a decision dated June 29, 2005, which has not become final, the division of the Paris Court of Appeals dealing with issues arising in the context of criminal investigation definitely rejected a final request for annulment. As a result, the investigating magistrate may now close his judicial inquiry at any time.
      Class A and Class O Shareholders. Several purported class action lawsuits were filed in the United States District Court for the Southern District of New York since May 2002 against us and certain of our officers and directors, asserting various claims under the federal securities laws. These actions have been consolidated. The consolidated action challenges the accuracy of certain public disclosures that were made in the prospectus for the initial public offering for Class O shares and other public statements regarding Alcatel, and in particular, our former Optronics division.
      The complaint purports to bring claims on behalf of the lead plaintiffs and a class of persons consisting of persons who (i) acquired Class O shares in or traceable to the initial public offering of ADSs conducted by us in October 2000, (ii) purchased Class A or Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001, and (iii) purchased Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought has not been specified.
      We are defending this action vigorously and deny any liability or wrongdoing with respect to this litigation. We filed a motion to dismiss this action on January 31, 2003, and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint. This was filed, and fully briefed as of August 5, 2005. The parties are now waiting for the judge’s decision.
      Costa Rica. Beginning in early October 2004, we learned that investigations had been launched in Costa Rica by the Costa Rican Attorney General and the National Congress regarding payments alleged to have been made by consultants on behalf of Alcatel de Costa Rica to various state and local officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state owned telephone company, in connection with the procurement of one or more contracts for network equipment and services from ICE. Upon learning of these allegations, we immediately commenced and are continuing an investigation into this matter.
      In Costa Rica and other countries, we retain consultants to assist us with our local operations and contracts. Our contracts with persons through whom we deal locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, we have a strict Statement of Business Practice (a copy of which is available on our web site, www.alcatel.com, under the heading Sustainable Development — Values and Charters) that imposes the highest standards of legal and ethical conduct on our employees. We rigorously enforce this Statement of Business Practice across the entire company and, when violations occur, we take prompt and appropriate action against the persons involved.
      We have terminated the employment of the president of Alcatel de Costa Rica and a vice president-Latin America of a French subsidiary. We are also in the process of pursuing criminal actions against the former president of Alcatel de Costa Rica, the local consultants and the employee of the French subsidiary based on our suspicion of their complicity in an improper payment scheme and misappropriation of funds. The contracts with the local consultants were limited to the specific projects involved and are no longer in effect or have been terminated, and any payments due under those contracts have been suspended. Our internal investigation is continuing.
      We contacted the United States Securities and Exchange Commission and the United States Department of Justice and informed them that we will cooperate fully in any inquiry or investigation into these matters. The SEC is conducting an inquiry into the allegations. If the Department of Justice or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against us. Neither the Department of Justice nor the SEC has informed us what action, if any, it will take.
      Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Attorney General and the Costa Rican National Congress. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the harm to the reputation of ICE resulting from these events. The amount of damages sought by these lawsuits has not yet been specified. We intend to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.
      We are unable to predict the outcome of these investigations and civil lawsuit and their effect on our business. If the Costa Rican authorities conclude criminal violations have occurred, we may be banned from participating in government procurement contracts in Costa Rica for a certain period and fines or penalties may be imposed on us in an amount which we are not able to determine at this time. We expect to generate approximately € 10 million in revenue from Costa Rican contracts in 2006. Based on the amount of revenue received from these contracts, we do not believe a loss of business in Costa Rica would have a material adverse effect on us as a whole. However, these events may have a negative impact on the image of our company in Latin America.
      Taiwan. Certain employees of Taisel, a Taiwanese subsidiary of Alcatel, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel and Siemens Taiwan and subcontractors hired by them were involved in a bid rigging and payment arrangement for the Taiwan Railways contract.
      Upon learning of these allegations, we immediately commenced and are continuing an investigation into this matter. We terminated the former president of Taisel. A director of international sales and marketing development of a German subsidiary who was involved in the Taiwan Railways contract has resigned.
      On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act.
      The prosecutor has filed an appeal with the Taipei court of appeal. Should the higher court find Taisel guilty of the bid-rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on us, in an amount not to exceed € 25,000.
      Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.
      We expect to generate approximately € 126 million of revenue from Taiwanese contracts in 2006, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, we do not believe a loss of business in Taiwan would have a material adverse effect on Alcatel as a whole.
      Effect of the investigations. Our policy is to conduct our business with transparency, and in compliance with all laws and regulations, both locally and internationally. We cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.
      Although it is not possible at this stage of these cases to predict their outcome with certainty, we do not believe that the ultimate outcome of these proceedings will have a material adverse effect on our consolidated financial position or results from our operations. We are not aware of any other proceedings that would or may have a significant effect on our activities, financial position or assets.
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
      Dividends in 2006. On February 2, 2006, we announced that our board of directors will propose a resolution at our annual shareholders’ meeting to be held in 2006 to pay a dividend of € 0.16 per ordinary share and ADS for 2005.

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
      The following table sets forth, for the periods indicated, the high and low prices on the Euronext Paris SA for our ordinary shares:

	Price per share

	High	Low

2001	€72.35	€11.34
2002	21.62	2.05
2003	11.89	4.16
2004	14.82	8.77
First Quarter	14.82	10.25
Second Quarter	14.10	10.88
Third Quarter	12.86	8.77
Fourth Quarter	12.38	9.49
2005	11.70	8.14
First Quarter	11.70	9.35
Second Quarter	9.69	8.14
Third Quarter	11.12	8.47
Fourth Quarter	11.35	9.45
2005	11.35	10.35
September	11.12	9.53
October	11.35	9.45
November	10.62	9.65
December	10.93	10.35
2006	12.01	10.38
January	11.59	10.38
February	12.01	10.98
Trading in the United States
      The Bank of New York serves as the Depositary with respect to the ADSs traded on The New York Stock Exchange. Each ADS represents one ordinary share.

      The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for the ADSs:

	ADS
	price per share

	High	Low

2001	$66.94	$10.53
2002	19.14	2.02
2003	13.68	4.60
2004	18.32	10.76
First Quarter	18.32	13.06
Second Quarter	17.08	13.09
Third Quarter	15.30	10.76
Fourth Quarter	16.20	11.98
2005	15.75	10.44
First Quarter	15.75	12.06
Second Quarter	12.22	10.45
Third Quarter	13.42	10.44
Fourth Quarter	13.51	11.50
2005	13.51	12.17
September	13.42	11.91
October	13.51	11.51
November	12.49	11.50
December	13.09	12.17
2006	14.45	12.68
January	14.07	12.68
February	14.45	13.25

Item 10.	Additional Information
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
Information Concerning Directors
      General. Our articles of association and bylaws stipulate that our directors shall be elected by our shareholders and that our board of directors shall consist of no fewer than six and no more than 18 directors. Our board of directors presently consists of 13 directors. Two directors are required to be our employees or employees of our subsidiaries and participants in a mutual fund for our employees that holds our shares (an “FCP”). Directors elected after May 2000 are elected for terms of up to four years, which term can only be renewed by the vote of our shareholders. However, directors may be elected to multiple, and consecutive, terms. Our board of directors appoints, and has the power to remove, the chairman and Chief Executive Officer. The chairman serves for the term determined by the board when the chairman is elected, which may not exceed the chairman’s term as a director. Our governing documents also provide for one or more vice-chairmen, who may be elected by the board.
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
      Shareholdings. Each director must own at least 500 shares. Two directors must be our employees and must participate in an FCP at the time of appointment.
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
      The retirement age for the Chief Executive Officer is 68. As noted above (see “Information Concerning Directors”), currently the Chief Executive Officer is also the chairman of the board of directors. In the event in the future our board of directors decides to separate the function of chairman of the board from that of Chief Executive Officer, then the maximum age for holding the chairmanship of the board will be 70.
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

      Registration of shares. Any holder owning 3% of the total number of ordinary shares (including ADSs) must request, within five trading days of reaching that ownership level, registration of the shares in non-transferable form. In addition, this registration requirement will apply to all ordinary shares (including ADSs) that the holder may subsequently acquire each time a holder of 3% or more of the total number of shares increases its holding by 1%, up to and including 50%. The holder is required to notify us of any such subsequent acquisition within two weeks and such notice shall set forth the number of shares held, the acquisition date and a certification that all shares owned by such holder are reported. Compliance with this requirement is deemed to be in compliance with the notification requirements described below under “Holdings exceeding certain percentages.” Failure to comply with this requirement may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.
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
      Holdings exceeding certain percentages. Under French law, any individual or entity, acting alone or in concert with others, who becomes the owner of more than 5%, 10%, 15%, 20%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding share capital or voting rights (including through ADSs), or whose holding subsequently falls below any of these thresholds, must notify us of the number of ordinary shares it holds within five trading days of the date the relevant threshold was crossed. The individual or entity must also notify the French stock exchange and securities regulator (Autorité des marchés financiers) within five trading days of the date the threshold was crossed.
      In addition, our articles of association and bylaws provide that any individual or entity which at any time owns, directly or indirectly, a number of shares equal to or more than 2% of our issued share capital, or whose holding falls below any of these thresholds, must within five days of exceeding this threshold, notify us by letter, fax or telex of the total number of each class of shares owned. When this threshold is reached, every further increase of 1% must be reported. Failure to provide timely written notice to us may, upon petition of one or more shareholders representing 3% or more of our share capital, result in the loss of the voting rights attached to the shares in excess of the relevant threshold.
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
      Regardless of the number of ordinary shares held, the total voting rights per shareholder cannot exceed 8% of the total voting rights present or represented at any meeting of shareholders (16% if double voting rights apply). This limit applies whether or not the shares are voted directly or by proxy. However, this limit does not apply if a shareholder, acting alone or in concert, owns at least 66 2/3 % or more of our outstanding shares as a result of a public tender offer or exchange offer for all our shares. In addition, this limit does not apply to the votes cast by the chairman of the meeting pursuant to a blank proxy.
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
      Charges of The Bank of New York. The Bank of New York will charge ADR holders the following fees and expenses:

•	fees for the registration of ADRs, the transfer, splitting-up or combination of ADRs, and the delivery of dividends, distributions or rights;

•	taxes and other governmental charges;

•	cable, telex, facsimile transmission and delivery expenses;

•	expenses of conversions of foreign currency into U.S. dollars; and

•	a fee of U.S. $5.00 (or less) per each 100 ADSs (or portion thereof) for the execution and delivery of ADRs and for the surrender of ADRs and withdrawal of deposited securities.
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

Material contracts
      We have not entered into any material contracts requiring disclosure under this heading.
Exchange controls
      Under current French exchange control regulations, no limits exist on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.
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
      To compensate for the abolition of the avoir fiscal, for dividends paid as from January 1, 2005, French resident individuals will be subject to taxation on only 50 percent of the dividends received by them from both French and foreign companies, which rate is increased to 60 percent for dividends paid on or after January 1, 2006. This exemption will apply to any dividend distributed by a company that is subject to corporation tax or an equivalent tax and that is located in an EU member state or a country that has signed a tax treaty with France.
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
      For U.S. federal income tax purposes, the gross amount of any distribution (including any related Tax Credit) will be included in your gross income as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include this amount in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends paid by us will not give rise to any dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. They will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income for tax years beginning before January 1, 2007).
      For tax years beginning before January 1, 2009, a maximum U.S. federal income tax rate of 15% will apply to dividend income received by an individual (as well as certain trusts and estates) from a U.S. corporation or from a “qualified foreign corporation” provided certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares, or an American Depositary Receipt in respect of such shares (which would include the ADSs), is considered readily tradable on an established securities market if it is listed on an established securities market in the United States such as the New York Stock Exchange. Information returns reporting dividends paid to U.S. persons will identify the amount of dividends eligible for the reduced tax rates.
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
      French withholding tax imposed on the dividends you receive on your ordinary shares or ADSs at 15% under the Treaty is treated as payment of a foreign income tax eligible for credit against your federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your ordinary shares or ADSs generally will constitute “passive” income (or, for some holders, foreign source “financial services” income for tax years beginning before January 1, 2007). Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of your income and deductions. Alternatively, you may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.
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

Transfer Tax on Sale of Ordinary Shares or ADSs
      A 1% transfer tax capped at €3,049 per transfer applies to certain transfers of ordinary shares or ADSs in French corporations. On January 1, 2006, the rate was increased to 1.10% and the cap was increased to € 4,000. The transfer tax does not apply to transfers of ordinary shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, you should not be liable to pay the transfer tax on the sale or disposition of your ordinary shares or ADS provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

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
Documents on display
      We file reports with the Securities and Exchange Commission that contain financial information about us and our results or operations. You may read or copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of our Securities and Exchange Commission filings made after February 4, 2002 are available to the public at the SEC web site at http://www.sec.gov. Our web site at http://www.alcatel.com includes information about our business and also includes some of our Securities and Exchange Commission filings prior to February 4, 2002. The contents of our website are not incorporated by reference into this Form 20-F. You may also inspect any reports and other information we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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
      (a) We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alcatel to disclose material information otherwise required to be set forth in our reports, although our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures provide reasonable assurance of achieving their objectives.
      (b) As disclosed in Item 8 of this report and Note 34 to our consolidated financial statements, we noted some weaknesses with respect to our internal controls over financial reporting in certain of our foreign operations, which may involve the U.S. Foreign Corrupt Practices Act. We believe these weaknesses do not have a material impact on our financial results. We have taken actions which our management believes will enhance our internal controls over financial reporting in these and other foreign operations.
      Other than as noted in the preceding paragraph, there have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls over financial reporting subsequent to the date of the evaluation thereof.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert
      Our board of directors has determined that Daniel Lebègue is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the Securities and Exchange Commission and the New York Stock Exchange.

Item 16B.	Code of Ethics
      On February 4, 2004, our board of directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer and President, Chief Operating Officer, Chief Financial Officer and corporate controller. A copy of our Code of Ethics for Senior Financial Officers has been posted on our Internet website, http://www.alcatel.com. This Code of Ethics is in addition to our statement on business practices which also applies to our senior financial officers (see Item 6 — “Directors, Senior Management and Employees — Statement on Business Practices, Ethics Committee, Code of Ethics and Chief Compliance Officer”).

Item 16C.	Principal Accounting Fees and Services

Fees and Services.
      Under French law, we are required to have two auditors, and we have appointed Barbier Frinault & Autres (Ernst & Young) and Deloitte & Associés to act in that capacity. These firms received approximately 89% of the total audit fees that we and our consolidated subsidiaries paid during 2005.
      The table below summarizes the audit fees paid by us and our consolidated subsidiaries during each of 2005 and 2004. Fees paid by our subsidiaries in the space business and consolidated using proportionate consolidation are taken into account only as to the percentage interest we hold in these companies. Fees paid by our non-consolidated subsidiaries are not reflected in this table and represent less than 5% of our total audit fees.

	2005				2004

			Barbier Frinault				Barbier Frinault
			& Autres				& Autres
	Deloitte & Associés		(Ernst & Young)		Deloitte & Associés		(Ernst & Young)

	Amount	%	Amount	%	Amount	%	Amount	%

			(in thousands of euros)
Audit Fees(1)
Audit Fees	€6,875	87.3%	€4,454	88.4%	€5,162	70.4%	€3,506	58.3%
Audit-Related Fees(2)	689	8.8%	525	10.4%	1,041	14.2%	2,090	34.7%

Subtotal	7,564	96.1%	4,979	98.8%	6,203	84.5%	5,597	93.0%
Other Services
Tax Fees(3)	303	3.8%	35	0.7%	967	13.2%	342	5.7%
All Other Fees(4)	7	0.1%	26	0.5%	167	2.3%	77	1.3%

Subtotal	310	3.9%	61	1.2%	1,134	15.5%	419	7.0%

Total	7,874	100.0%	5,040	100.0%	7,337	100.0%	6,015	100.0%

(1)	“Audit fees” are fees related to (a) statutory audits using applicable sets of accounting standards, (b) audits of the implementation of IFRS, (c) services associated with AMF and SEC reports, (d) attestations of management reports on internal controls or other services as required by law to be provided by the independent auditors and (e) accounting or disclosure treatment consultations.

(2)	“Audit-related fees” are fees generally related to (a) due diligence investigations, (b) audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities or of combined financial statements of companies that we acquired, (c) assignments relating to IFRS, (d) the Sarbanes-Oxley Act management review and (e) internal accounting functions and procedures.

(3)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee tax services.

(4)	“All other fees” are principally fees related to environmental report review, information technology and training and support services.

Audit Committee’s pre-approval policies and procedures.
      The audit committee of our board of directors chooses and engages our independent auditors to audit our financial statements, subject to the approval of our shareholders.
      According to the audit and non-audit pre-approval policy implemented in 2003, the audit committee gives its approval before engaging our auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may receive under the pre-approval policy for 2005 for non-audit services in certain categories; fees in excess of such aggregate amount require specific approval.
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
      At our annual meeting of shareholders held on May 20, 2005, our shareholders approved a resolution authorizing us, prior to the annual shareholders’ meeting to be held in 2006 and at the discretion of our board of directors, to purchase our shares and to hold up to 10% of our share capital. This resolution superseded a similar resolution approved by our shareholders at the annual shareholders’ meeting held in 2004. Although such authorizations were in place, during 2005 neither we nor any of our subsidiaries purchased any of our shares. As of December 31, 2005, we held directly 25,343,255 of our ordinary shares, and our subsidiaries held a total of 33,601,350 of our ordinary shares.
PART III

Item 17.	Financial Statements
      See Item 18.

Item 18.	Financial Statements
      The following consolidated financial statements of Alcatel, together with the report of Deloitte & Associés for the years ended December 31, 2004 and 2005, are filed as part of this annual report.
      All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

Item 19.	Exhibits
      1.1   Statuts (Articles of Association and By-Laws) of Alcatel (English translation) (incorporated by reference to Alcatel’s Report of Foreign Issuer on Form 6-K filed September 27, 2005).
      2.1   Form of Amended and Restated Deposit Agreement, as further amended and restated as of March 19, 2003, among Alcatel, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel’s Registration Statement on Form F-6) (File No. 333-103885).
      8.    List of subsidiaries (see Note 36 to our consolidated financial statements included elsewhere herein).
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
March 31, 2006

ALCATEL AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Alcatel:
      We have audited the accompanying consolidated balance sheets of Alcatel and subsidiaries (the “Group”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2005 (all expressed in euros). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alcatel and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.
      IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2005 and the determination of equity and financial position at December 31, 2005 and 2004, to the extent summarized in Notes 39 to 42.
Deloitte & Associés
Neuilly-sur-Seine, France
March 30, 2006

ALCATEL AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	Note	2005(a)	2005	2004

		(in millions except per share
		information)
Revenues	(4) & (5)	$15,554	€13,135	€12,244
Cost of sales		(10,069)	(8,503)	(7,631)

Gross profit		5,485	4,632	4,613
Administrative and selling expenses		(2,368)	(2,000)	(1,944)
Research and development expenses before capitalization of development expenses		(1,828)	(1,544)	(1,620)
Impact of capitalization of development expenses		120	101	130
R&D costs	(6)	(1,709)	(1,443)	(1,490)

Operating profit (loss)	(4)	1,408	1,189	1,179
Share-based payments (stock option plans)	(23)	(82)	(69)	(60)
Restructuring costs	(27)	(130)	(110)	(324)
Impairment of capitalized development costs	(7)	—	—	(88)
Gain/(loss) on disposal of consolidated shares		153	129	—

Income (loss) from operating activities		1,349	1,139	707
Financial interest on gross financial debt		(258)	(218)	(226)
Financial interest on cash and cash equivalents		144	122	105
Finance costs	(8)	(114)	(96)	(121)
Other financial income (loss)	(8)	54	46	14
Share in net income (losses) of equity affiliates	(16)	(17)	(14)	(61)

Income before tax and discontinued operations		1,273	1,075	539
Income tax expense	(9)	(108)	(91)	(36)

Income (loss) from continuing operations		1,165	984	503
Income (loss) from discontinued operations	(10)	(15)	(13)	142

NET INCOME (LOSS)		$1,150	€971	€645

Attributable to:
— Equity holders of the parent		1,101	930	576
— Minority interests		49	41	69
Net income (loss) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share	(11)	0.81	0.68	0.43
— Diluted earnings per share	(11)	0.81	0.68	0.42
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share		0.82	0.69	0.32
— Diluted earnings per share		0.82	0.69	0.31
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings per share		(0.01)	(0.01)	0.11
— Diluted earnings per share		(0.01)	(0.01)	0.11

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
ASSETS

	Note	2005(a)	2005	2004

	(in millions)
Goodwill, net	(12)	$4,467	€3,772	€3,774
Intangible assets, net	(13)	970	819	705

Goodwill and intangible assets, net		5,437	4,591	4,479

Property, plant and equipment	(14)	5,396	4,557	4,674
Depreciation	(14)	(4,081)	(3,446)	(3,579)

Property, plant and equipment, net		1,316	1,111	1,095

Share in net assets of equity affiliates	(16)	718	606	604
Other non-current financial assets, net	(17)	362	306	554
Deferred tax assets	(9)	2,094	1,768	1,638
Prepaid pension costs	(25)	348	294	287
Other non-current assets	(21)	554	468	332

TOTAL NON-CURRENT ASSETS		10,828	9,144	8,989

Inventories and work in progress, net	(18) & (19)	1,703	1,438	1,273
Amounts due from customers on construction contracts	(18)	1,086	917	729
Trade receivables and related accounts, net	(18) & (20)	4,050	3,420	2,693
Advances and progress payments	(18)	147	124	90
Other current assets	(21)	979	827	1,418
Assets held for sale	(10)	59	50	196
Current income taxes		53	45	78
Marketable securities, net	(17) & (26)	758	640	552
Cash and cash equivalents	(26)	5,341	4,510	4,611

TOTAL CURRENT ASSETS		14,176	11,971	11,640

TOTAL ASSETS		$25,004	€21,115	€20,629

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
LIABILITIES AND SHAREHOLDERS’ EQUITY

	Note	2005(a)	2005	2004

	(in millions)
Capital stock (€ 2 nominal value: 1,428,541,640 ordinary shares issued at December 31, 2005 and 1,305,455,461 ordinary shares issued and 120,780,519 shares to be issued related to Orane at December 31, 2004)	(23)	$3,383	€2,857	€2,852
Additional paid-in capital		9,838	8,308	8,226
Less treasury stock at cost		(1,865)	(1,575)	(1,607)
Retained earnings, fair value and other reserves		(5,282)	(4,460)	(4,944)
Cumulative translation adjustments		206	174	(183)
Net income (loss) — attributable to the equity holders of the parent	(11) & (22)	1,101	930	576

Shareholders’ equity — attributable to the equity holders of the parent	(23)	7,382	6,234	4,920

Minority interests	(23)	565	477	373

TOTAL SHAREHOLDERS’ EQUITY	(23) & (24)	7,947	6,711	5,293

Pensions, retirement indemnities and other post-retirement benefits	(25)	1,730	1,461	1,459
Bonds and notes issued, long-term	(26)	2,834	2,393	3,089
Other long-term debt	(26)	425	359	402
Deferred tax liabilities	(9)	192	162	132
Other non-current liabilities	(21)	349	295	201

TOTAL NON-CURRENT LIABILITIES		5,530	4,670	5,283

Provisions	(27)	1,920	1,621	2,049
Current portion of long-term debt	(26)	1,239	1,046	1,115
Customers’ deposits and advances	(18) & (29)	1,355	1,144	973
Amounts due to customers on construction contracts	(18)	163	138	133
Trade payables and related accounts	(18)	4,447	3,755	3,350
Liabilities related to disposal groups held for sale	(10)	—	—	97
Current income tax liabilities		117	99	179
Other current liabilities	(21)	2,287	1,931	2,157

TOTAL CURRENT LIABILITIES		11,527	9,734	10,053

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$25,004	€21,115	€20,629

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005(a)	2005	2004

	(millions)
Cash flows from operating activities
Net income (loss) — attributable to the equity holders of the parent	$1,101	€930	€576
Minority interests	49	41	69
Adjustments	15	13	5

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	1,165	984	650

Net change in current assets and liabilities (excluding financing):
— Decrease (increase) in inventories and work in progress	(8)	(7)	(154)
— Decrease (increase) in trade receivables and related accounts	(589)	(497)	(231)
— Decrease (increase) in advances and progress payments	(37)	(31)	8
— Increase (decrease) in trade payables and related accounts	213	180	90
— Increase (decrease) in customers’ deposits and advances	186	157	(127)
— Other current assets and liabilities (excluding financing)	122	103	(139)

Cash provided (used) by operating activities before interest and taxes	1,053	889	97

— Interest received	137	116	113
— Interest paid	(169)	(143)	(175)
— Taxes (paid)/received	(15)	(13)	23

Net cash provided (used) by operating activities	1,005	849	58

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets	195	165	217
Capital expenditures	(756)	(638)	(579)
Of which impact of capitalization of development costs	(413)	(349)	(326)
Decrease (increase) in loans and other non-current financial assets	128	108	569
Cash expenditures for acquisition of consolidated and non-consolidated companies	(81)	(68)	(120)
Cash proceeds from sale of previously consolidated and non-consolidated companies	334	282	64
(Increase) in marketable securities	(36)	(30)	(265)

Net cash provided (used) by investing activities	(214)	(181)	(114)

	2005(a)	2005	2004

	(millions)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	(88)	(74)	(733)
Issuance of long-term debt	—	—	462
Repayment/repurchase of long-term debt	(953)	(805)	(983)
Proceeds from issuance of shares	15	13	12
Proceeds from disposal/(acquisition) of treasury stock	6	5	—
Dividends paid	(31)	(26)	(9)

Net cash provided (used) by financing activities	(1,050)	(887)	(1,251)

Cash provided (used) by operating activities of discontinued operations	(22)	(19)	(247)
Cash provided (used) by investing activities of discontinued operations	17	14	210
Cash provided (used) by financing activities of discontinued operations	—	—	(30)
Net effect of exchange rate changes	146	123	(50)

Net increase (decrease) in cash and cash equivalents	(120)	(101)	(1,424)

Cash and cash equivalents at beginning of period/ year	5,460	4,611	6,035

Cash and cash equivalents at end of period/ year	$5,341	€4,510 *	€4,611

*	This amount includes € 337 million of cash and cash equivalents held in countries subject to exchange control restrictions. Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries.

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.

(b)	The consolidated statements of cash flows are presented so as to isolate cash flows relating to disposed of or discontinued operations (see note 10).

(c)	The corporate tax paid for 2004 amounted to €40 million (€14 million for 2003 and €30 million for 2002) and the gross financial charges amounted to €179 million (€294 million for 2003 and € 674 million for 2002).
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

										Total
										attributable
				Additional		Changes in fair		Cumulative	Net	to the equity
		Number of	Capital	paid-in	Retained	value and	Treasury	translation	income	holders of	Minority
	Note	shares	stock	capital	earnings	other reserves	stock	adjustments	(loss)	the parent	interests	TOTAL

	(in millions of euros except for number of shares outstanding)
Balance at January 1, 2004		1,342,622,184	2,810	7,966	(4,951)	50	(1,730)	—	—	4,145	388	4,533

Financial assets available for sale						32				32		32
Cumulative translation adjustments								(183)		(183)	(34)	(217)
Cash flow hedging										—		—
Other adjustments										—		—

Net income (loss) changes directly recognized in equity						32		(183)		(151)	(34)	(185)

Net income (loss)									576	576	69	645

Total of accounted expenses and revenues						32		(183)	576	425	35	460

Acquisition of Spatial Wireless		17,783,297	36	176						212		212
Other capital increases		3,258,280	6	20						26		26
Deferred share-based payments				60						60		60
Net change in treasury stock of shares owned by consolidated subsidiaries		2,310,066			(88)		123			35		35
Other adjustments				4	13					17	(50)	(33)
Appropriation of net income (loss)					576				(576)	—	—	—

Balance at December 31, 2004 after appropriation			2,852	8,226	(4,450)	82	(1,607)	(183)	—	4,920	373	5,293

Financial assets available for sale						(69)				(69)		(69)
Cumulative translation adjustments								357		357	72	429
Cash flow hedging						2				2		2
Other adjustments					18					18	—	18

Net income (loss) changes directly recognized in equity					18	(67)		357		308	72	380

Net income (loss)									930	930	41	971

Total of accounted expenses and revenues					18	(67)		357	930	1,238	113	1,351

Other capital increases		2,305,660	5	13						18		18
Deferred share-based payments				69						69		69
Net change in treasury stock of shares owned by consolidated subsidiaries		1,341,444			(37)		32			(5)		(5)
Other adjustments					(6)					(6)	(9)	(15)

December 31, 2005 before appropriation		1,369,620,931	2,857	8,308	(4,475)	15	(1,575)	174	930	6,234	477	6,711

Proposed appropriation of net income (loss)					701				(930)	(229)		(229)

Balance at December 31, 2005 after appropriation			2,857	8,308	(3,774)	15	(1,575)	174	—	6,005	477	6,482

The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      Alcatel is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, except if dissolved earlier or except if its life is prolonged. Alcatel’s headquarters are situated at 54, rue la Boétie, 75008 Paris, France. Alcatel is listed principally on the Paris and New York stock exchanges.
      The consolidated financial statements reflect the results and financial position of Alcatel and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.
      The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.
      On February 1, 2006, the Board of Directors authorized for issue the consolidated financial statements at December 31, 2005. The consolidated financial statements will only be final once approved by the Annual Shareholders’ Meeting.
Note 1 — Summary of accounting policies
      Due to the listing of Alcatel’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the 2005 consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the International Accounting Standards Board (“IASB”). However the Group accounts for the years presented would be no different had the Group applied IFRSs as issued by the IASB. References to “IFRS” hereafter should be construed as reference to IFRSs as adopted by the EU. They include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, International Accounting Standards (“IASs”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).
      Between 1999 and 2004, the consolidated financial statements of the Group were prepared in accordance with French generally accepted accounting principles (“French GAAP”) in compliance with the “Principles and accounting methodology relative to consolidated financial statements” regulation No. 99-02 of the “Comité de la Réglementation Comptable” approved by the decree dated June 22, 1999.
      As a first-time adopter, Alcatel has followed IFRS 1 regulations governing the first-time adoption of IFRSs by companies. At the transition date (January 1, 2004), the following options were selected:

—	business combinations that were completed before the transition date have not been restated,

—	the accumulated total of translation adjustments at the transition date has been deemed to be zero,

—	the accumulated unrecognized actuarial gains and losses at the transition date relating to pension and retirement obligations and other employee and post-employment benefit obligations have been recorded in shareholders’ equity,

—	property, plant and equipment has not been revalued,

—	only stock options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for in accordance with IFRS 2,

—	all the Group’s subsidiaries, equity affiliates and joint ventures adopted IFRSs at the same date as the parent company,

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	all the requirements of IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” have been applied since January 1, 2004,

—	early application, as from January 1, 2004, of interpretations IFRIC 4 “Determining whether an Arrangement contains a Lease” and IFRIC 6 “Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment”.
      Reconciliation schedules of the 2004 consolidated net income, consolidated statement of cash flows and consolidated shareholders’ equity at both January 1, 2004 and December 31, 2004 between IFRSs and those prepared previously in accordance with French GAAP are presented in note 38. Accounting standards or amendments to accounting standards existing at December 31, 2005, whose effective date is on or after January 1, 2006, have not been applied.
      All standards and interpretations applied by Alcatel in these consolidated financial statements are in compliance with both the European directives and the IFRSs adopted by the European Union.
      As IFRSs evolved during 2005 and as certain restatements of the 2004 financial statements to IFRSs were only completed at the end of 2005, the audited opening balance sheet at January 1, 2004, from which the 2005 consolidated financial statements have been prepared, the quarterly, half-yearly and annual 2004 IFRS results and the balance sheet at December 31, 2004, presented hereafter, have been changed during 2005. The definitive figures relating to the 2004 quarters are given in note 37.
      The nature of the changes made to the previously published figures for 2004 are described in the introduction to the reconciliation schedules between French GAAP and IFRSs (note 38). The changes made, both individually and in total, have only a marginal impact on the figures previously published.

(a)	Basis of preparation
      The consolidated financial statements have been prepared under the historical cost convention, with the exception of certain categories of assets and liabilities, in accordance with IFRSs. The categories concerned are detailed in the following notes.

(b)	Consolidation methods
      Companies over which the Group has control are fully consolidated.
      Companies over which the Group has joint control are accounted for using proportionate consolidation.
      Companies over which the Group has a significant influence (investments in “associates” or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is greater than or equal to 20%.
      All significant intra-group transactions are eliminated.

(c)	Business combinations
      Regulations governing first-time adoption: Business combinations that were completed before January 1, 2004, the transition date to IFRSs, have not been restated, as permitted by the optional exemption included in IFRS 1. Goodwill has therefore not been accounted for business combinations occurring prior to January 1, 2004, which were previously accounted for in accordance with article 215 of Regulation N° 99-02 of the “Comité de la Réglementation Comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against shareholders’ equity.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Business combinations after January 1, 2004: These business combinations are accounted for in accordance with the purchase method. Once control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including both the Group interest and minority interests. Any excess between the purchase price and the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).
      The accounting treatment of stock options of companies acquired in the context of a business combination is described in note 1w below.

(d)	Translation of financial statements denominated in foreign currencies
      The balance sheets of consolidated subsidiaries having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the balance sheet date), and their income statements and cash flow statements are translated at the average exchange rate. The resulting translation adjustments are included in shareholders’ equity under the caption “Cumulative translation adjustments”.
      Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore listed in the entity’s functional currency and translated using the closing exchange rate.
      Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated total of translation adjustments at the transition date has been deemed to be zero. This amount has been reversed against consolidated reserves, leaving the amount of shareholders’ equity unchanged. Translation adjustments that predate the IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries or equity affiliates.

(e)	Translation of foreign currency transactions
      Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the income statement in other financial income (loss).
      Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the caption “Cumulative translation adjustments” until the disposal of the investment. Refer to Note 1d above for information on the recognition of translation adjustments at the transition date.
      In order for a currency derivative to be eligible for hedge accounting treatment (cash flow hedge or fair value hedge), its hedging role must be defined and documented and it must be seen to be effective for the entirety of its period of use. Fair value hedges allow companies to protect themselves against exposure to changes in fair value of their assets, liabilities or firm commitments. Cash flow hedges allow companies to protect themselves against exposure to changes in future cash flows (for example, revenues generated by the company’s assets).
      The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for as follows:

—	For derivatives treated as cash flow hedges, changes in their fair value are accounted for in shareholders’ equity and then reclassified to income (cost of sales) when the hedged revenue is accounted for. The ineffective portion is recorded in other financial income (loss).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	For derivatives treated as fair value hedges, changes in their fair value are recorded in the income statement where they offset the changes in fair value of the hedged assets, liabilities and firm commitments.
      In addition to derivatives used to hedge firm commitments documented as fair value hedges, from April 1, 2005 onwards, the Group has designated and documented highly probable future streams of revenue with respect to which the Group has entered into hedge transactions. The corresponding derivatives are accounted for in accordance with the requirements governing cash flow hedge accounting.
      Derivatives related to commercial bids are not considered eligible for hedge accounting treatment and are accounted for as trading financial instruments. Changes in fair values of such instruments are included in the income statement in cost of sales (in the business segment “other”).
      Once a commercial contract is effective, the corresponding firm commitment is hedged with a derivative treated as a fair value hedge. Revenues made pursuant to such a contract are then accounted for, throughout the duration of the contract, using the spot rate prevailing on the date on which the contract was effective, insofar as the exchange rate hedging is effective.

(f)	Research and development expenses
      In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

—	development costs, which are capitalized as an intangible asset when they strictly comply with the following criteria:

—	the project is clearly defined, and the costs are separately identified and reliably measured;

—	the technical feasibility of the project is demonstrated;

—	the intention exists to finish the project and use or sell the products created during the project;

—	a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated; and

—	adequate resources are available to complete the project.
      These development costs are amortized over the estimated useful life of the projects concerned.
      Specifically for software, useful life is determined as follows:

—	in case of internal use: over its probable service lifetime,

—	in case of external use: according to prospects for sale, rental or other forms of distribution.
      The amortization of capitalized development costs begins as soon as the product in question is released.
      Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.

—	customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), are included in work in progress on construction contracts.
      With regard to business combinations, Alcatel allocates a portion of the purchase price to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, Alcatel may make the decision to buy technology that has not yet been commercialized rather

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.
      The fair value of in-process research and development acquired in business combinations is based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, and the project’s risks.
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
      The value assigned to purchased in-process research and development is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.
      Such value is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.
      Capitalized development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination) are generally amortized over 3 to 7 years. Impairment tests are carried out, using the methods described in the following paragraph.

(g)	Goodwill, intangible assets and property, plant and equipment
      In accordance with IAS 16 “Property, Plant and Equipment” and with IAS 38 “Intangible Assets”, only items whose cost can be reliably measured and for which future economic benefits are likely to flow to the Group are recognized as assets.
      In accordance with IAS 36 “Impairment of Assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal.
      In the event that the recoverable value is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).
Goodwill
      Since transition to IFRSs, goodwill is no longer amortized in accordance with IFRS 3 “Business Combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over a period, determined on a case-by-case basis, not exceeding 20 years.
      Each goodwill item is tested for impairment at least annually during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s business divisions with the business divisions’ net asset carrying value (including goodwill). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value. The discount rate used was the Group’s weighted average cost of capital of 10.8% for 2004 and 9.5% for 2005. These discount rates are after-tax rates applied to after-tax cash flows. The use of such

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, before-tax rates applied to before-tax cash flows. A single discount rate has been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each business division. Further impairment tests are carried out if events occur indicating a potential impairment. Goodwill impairment losses cannot be reversed.
      Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.
Intangible assets
      Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, primarily software-related costs. Intangible assets are generally amortized on a straight-line basis over a 3 to 7 year period. However, software amortization methods can be adjusted to take into account how the product is marketed. Amortization and impairment losses are accounted for in the income statement under cost of sales, research and development expenses or administrative and selling expenses, depending on the designation of the asset. No intangible assets are considered to have indefinite useful lives. All intangible assets, with the exception of goodwill, are amortized over their estimated useful lives.
Property, plant and equipment
      Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any impairment losses. Depreciation expense is generally calculated over the following useful lives:

Industrial buildings, plant and equipment
• buildings for industrial use	20 years
• infrastructure and fixtures	10-20 years
• equipment and tools	5-10 years
• small equipment and tools	3 years
Buildings for administrative and commercial use	20-40 years
      Depreciation expense is determined using the straight-line method.
      Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with ownership of the asset to the Group (tenant) are capitalized.
      Residual value, if considered to be significant, is included when calculating the depreciable amount. Property, plant and equipment are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.
      Depreciation and impairment losses are accounted for in the income statement under cost of sales, research and development costs or administrative and selling expenses, depending on the nature of the asset.

(h)	Non-consolidated investments and other non-current financial assets
      In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price. If a reliable fair value cannot be established, securities are

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
valued at cost. Fair value changes are accounted for directly in shareholders’ equity. When objective evidence of impairment of a financial asset exists (for instance, a significant or prolonged decline in the value of an asset), an irreversible impairment loss is recorded. This loss can only be released upon the sale of the securities concerned.
      Loans are measured at amortized cost. Loans may suffer impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying amount and recoverable value is recognized in the income statement and can be reversed if recoverable value rises in the future.
      The portfolio of non-consolidated securities and other financial assets is examined at each quarter-end to detect any objective evidence of impairment. When this is the case, an impairment loss is recorded. Impairment losses on securities accounted for at quarter-ends are considered definitive and are not reversed before disposal of the securities.

(i)	Inventories and work in progress
      Inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted average price basis.
      Net realizable value is the estimated sales revenue for a normal period of activity less expected selling costs.

(j)	Treasury stock
      Treasury shares owned by Alcatel or its subsidiaries are valued at their cost price and are deducted from shareholders’ equity. Proceeds from the sale of such shares are included directly in shareholders’ equity and have no impact on the income statement.

(k)	Pension and retirement obligations and other employee and post-employment benefit obligations
      Post-employment benefits:
      In accordance with the laws and practices of each country, the Group participates in employee benefit plans.
      For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision is made. Provisions for defined benefit plans and other long-term employee benefits are determined as follows:

—	using the Projected Unit Credit Method (with projected final salary), each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to calculate the final obligation. Actuarial assumptions such as mortality rates, rates of employee turnover and projection of future salary levels are used to calculate the obligation;

—	using the “corridor” method, only actuarial gains and losses in excess of either 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets, whichever is greater, are recognized over the expected average remaining working lives of the employees participating in the plan.
      The expense resulting from the change in net pension and other post-retirement obligations is recorded in income (loss) from operating activities or in other financial income (loss) depending upon the nature of the underlying obligation.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date have been recorded in shareholders’ equity. The corridor method has been applied starting January 1, 2004.
      Certain other post-employment benefits such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for long service particularly in French and German companies), are also recognized as provisions, which are determined by means of an actuarial calculation similar to the one used for retirement provisions.
      The accounting treatment used for employee stock options is detailed in note 1w below.

(l)	Provisions for restructuring and restructuring costs
      Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date (December 31) of the Group’s financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, and other costs linked to the closure of facilities. Other costs (removal costs, training costs of transferred employees, etc.) and write-offs of fixed assets, inventories and work in progress and other assets and directly linked to restructuring measures, are also accounted for in restructuring costs.
      The amounts reserved for anticipated severance payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in other financial income (loss).

(m)	Financial debt — compound financial instruments
      Some financial instruments contain both a liability and an equity component. This is the case with the bonds issued by the Group in 2003 (“Oceane – Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes”, bonds that can be converted into or exchanged for new or existing shares) and in 2002 (“Orane — Obligation Remboursable en Actions Nouvelles ou Existantes”, notes mandatorily redeemable for new or existing shares). The different components of these instruments are accounted for in shareholders’ equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.
      The component classified as a financial liability is valued on the issuance date at present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in shareholders’ equity results from the difference between the debt issue amount and the financial liability component.

(n)	Deferred taxation
      Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in shareholder’s equity or in net income (loss) for the year in which the tax rate change is enacted.
      Deferred tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

—	forecasts of future tax results,

—	the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future,

—	historical data concerning recent years’ tax results, and

—	if required, tax planning strategy, such as the planned disposal of undervalued assets.

(o)	Revenues
      Revenues include net sales and service revenues from the Group’s principal business activities, net of value added taxes (VAT), income due from licensing fees and from income grants, net of VAT.
      Revenue is recognized when the company has transferred the significant risks and rewards of ownership of a product to the buyer.
      Revenue is measured at the fair value of the consideration received or to be received. Where a deferred payment has a significant impact on the calculation of fair value, it is accounted for by discounting future payments. Product rebates or quantity discounts are deducted from revenues with the exception of promotional activities giving rise to free products, which are accounted for in cost of sales and provided for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, or IAS 11 “Construction Contracts”.
      In general, the Group recognizes revenue from the sale of goods and equipment when persuasive evidence of an arrangement with its customer exists, delivery has occurred, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements where the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.
      Under IAS 11, construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and network build-outs with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in cost of sales. If uncertainty exists regarding customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Under IAS 11, changes in provisions for penalties for delayed delivery or poor contract execution are reported in revenues and not in cost of sales.
      Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings, are determined on a contract-by-contract basis. If the amount is positive, it is included as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is included as a liability under “amount due to customers on construction contracts”.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For revenues generated from licensing, selling or otherwise marketing software solutions, the Group recognizes revenue generally upon delivery of the software and on the related services as and when they are performed, in application of the principles described above. For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, providing the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, revenue is deferred and recognized ratably over the service period. For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.
      For product sales made through retailers and distributors, revenue is recognized at the time of shipment to the distribution channel. Accruals for any estimated returns are recorded at the same time based on contract terms and prior claims experience, as a markdown of sales.
      The Group accrues warranty costs, sales returns and other allowances based on contract terms and its historical experience.

(p)	Operating profit (loss) and income (loss) from operating activities
      Operating profit (loss) includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids and capital gains (losses) from the disposal of intangible assets and property, plant and equipment. Income (loss) from operating activities includes operating profit (loss), restructuring costs (see note 1l), share-based payments (stock option plans and stock purchase plans), capital gains (losses) from the disposal of shares in consolidated or proportionately consolidated subsidiaries (not eligible to be accounted for as a discontinued operation under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”) and all other elements of operating activity whose inclusion in the operating profit (loss) would hamper an understanding of the Group’s operating performance (notably for the case of impairment of development costs capitalized in 2004). Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.

(q)	Finance costs
      This item includes interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE, other long-term debt (including lease-financing liabilities), and all cash assimilated items (cash, cash equivalents and marketable securities).
      Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

(r)	Structure of consolidated balance sheet
      Most of the Group’s activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (inventories and work in progress and trade receivables and related accounts) and current liabilities (provisions, customers’ deposits and advances, trade

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
payables and related accounts) without distinction between the amounts due within one year and those due after one year.

(s)	Financial instruments and derecognition of financial assets

Financial instruments
      The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.
      The accounting policies applied to currency hedge-related instruments are detailed in note 1e.
      Financial instruments for interest rate hedges are subject to fair value hedge accounting. Financial liabilities hedged using interest rate swaps are measured at the fair value of the obligation linked to interest rate movements. Fair value changes are recorded in the income statement for the year and are offset by equivalent changes in the interest rate swaps for the effective part of the hedge.

Derecognition of financial assets:
      A financial asset as defined under IAS 32 “Financial Instruments: Disclosure and Presentation” is either totally or partially derecognized (removed from the balance sheet) when the Group expects no further cash flow to be generated by it and retains no control of the asset or transfers substantially all risks and rewards attached to it.
      In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition, on the basis that risk of late payment is considered marginal.
      The amount of receivables sold without recourse is given in note 18.

(t)	Cash and cash equivalents
      In accordance with IAS 7 “Cash Flow Statements”, cash and cash equivalents in the consolidated statements of cash flows includes cash (cash funds and term deposits) and cash equivalents (short-term investments that are very liquid and readily convertible to known amounts of cash and are only subject to negligible changes of value). Cash and cash equivalents in the statement of cash flows does not include investments in listed securities, investments with an initial maturity date exceeding three months and without an early exit clause, or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.).
      Bank overdrafts are considered as financing and are also excluded from cash and cash equivalents.
      Cash and cash equivalents in the balance sheet correspond to the cash and cash equivalents defined above.

(u)	Marketable securities
      In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities considered as at fait value through profit or loss, changes in fair value are recorded in the income statement (in other financial income (loss)). For available-for-sale securities, changes in fair value are recorded in shareholders’ equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(v)	Customer financing
      The Group undertakes two types of customer financing:

—	financing relating to the operating cycle and directly linked to actual contracts;

—	longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.
      The first category of financing is accounted for in current assets. Changes in net loans receivable are presented in net change in current assets of the consolidated statement of cash flows.
      The second category of financing is accounted for in other non-current financial assets, net. Changes in net loans receivable are included in cash flows from investing activities (decrease/increase in loans and other non-current financial assets) in the consolidated statement of cash flows.
      Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments.

(w)	Stock options
      In accordance with the requirements of IFRS 2 “Share-based Payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date. It is accounted for in additional paid-in capital (credit) at grant date, with a counterpart in deferred compensation (debit) (also included in additional paid-in capital). During the vesting period, deferred compensation is amortized in the income statement (in the caption “share-based payments”).
      Stock option fair value is calculated using the Cox-Ross-Rubinstein binomial model. This model permits to take into consideration the option’s characteristics, such as exercise price and expiry date, market data at the time of acquisition such as the interest rate on risk-free securities, share price, volatility and expected dividends, and behavioral factors of the beneficiary, such as expected early exercise.
      Only options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for according to IFRS 2.
      The impact of applying IFRS 2 on net income (loss) is accounted for in share-based payments (stock option plans) in the income statement.
      Outstanding stock options at the acquisition date of a company acquired in a business combination are usually converted into options to purchase Alcatel shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of stock options acquired at the time of acquisition is accounted for in the caption “additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity (included in additional paid-in capital). The counter value of these two amounts, equivalent to the fair value of vested options, is taken into account in the acquisition price allocation.
      Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the acquisition date are accounted for as described above.

(x)	Assets held for sale and discontinued operations
      A non-current asset or disposal group (group of assets or a cash generating unit) is considered as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For this to be the case, the asset must be available for sale and its sale must be highly probable. These assets or disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.
      A discontinued operation is a separate major line of business or geographical area of operations for the Group that is either being sold or is being held for sale. The net income (loss), balance sheet and statement of cash flow elements relating to such discontinued operations are presented in specific captions in the consolidated financial statements for all periods presented.

(y)	Accounting standards and interpretations that have been published but are not yet effective
      The IFRS accounting standards and interpretations that have been issued and are not yet effective, but which have been applied earlier than the effective date, are detailed in the introductory paragraph to this note 1 — Accounting policies.
      Other IFRS accounting standards and interpretations have been issued by the approval date of these financial statements that are not yet effective and for which the Group has not elected early application. Those standards and interpretations that are likely to affect the Group are as follows:

—	Amendment to IAS 19 “Employee Benefits — Actuarial Gains and Losses, Group Plans and Disclosures”, effective for annual periods beginning on or after January 1, 2006;

—	Amendment to IAS 39 “Financial Instruments: Recognition and Measurement — The Fair Value Option”, effective for annual periods beginning on or after January 1, 2006;

—	IFRS 7 “Financial Instruments — Disclosures”, effective for annual periods beginning on or after January 1, 2007 ; and

—	IFRIC 8 “Scope of IFRS 2”, effective for annual periods beginning on or after May 1, 2006.
      The Group is currently assessing the potential impacts that application of these standards and interpretations will have on consolidated net income (loss), financial position, changes in cash and cash equivalents and notes to the consolidated financial statements. At this stage, we do not currently anticipate any significant impact for the Group.

Note 2 —	Principal uncertainties regarding the use of estimates
      The preparation of consolidated financial statements in accordance with IFRSs (International Financial Reporting Standards) implies that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. However, subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the value of the Group’s assets, liabilities, shareholders’ equity and net income (loss).

(a)	Valuation allowance for inventories and work in progress
      Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.
      The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.
      Significant provisions for write-down of inventories and work in progress were accounted for in the past because of difficult market conditions and the abandonment of certain product lines. The impact of these

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
provisions on our income before tax is a net charge of €18 million in 2005 (a net gain of € 20 million in 2004).
      Because of the revival in the telecommunications market, our future results could continue to be positively impacted by the reversal of provisions previously made.

(b)	Impairment of customer receivables and loans
      An impairment loss is recorded for customer receivables and loans if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables were €228 million at December 31, 2005 (€284 million at December 31, 2004). The impact of impairment losses for customer receivables and loans on income before tax is a net gain of €19 million in 2005 (a net gain of € 43 million in 2004).
      Impairment losses on customer loans and other financial assets (assets essentially relating to customer financing arrangements) were €897 million at December 31, 2005 (€908 million at December 31, 2004). The impact of these impairment losses on income before tax is a net gain of €25 million in 2005 (a net gain of € 77 million in 2004).

(c)	Capitalized development costs, goodwill and other intangible assets
      The criteria for capitalizing development costs are set out in note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned.
      The Group must therefore evaluate the commercial and technical feasibility of these projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.
      The Group also has intangible assets acquired for cash or through business combinations and the goodwill resulting from such combinations.
      As indicated in note 1g, in addition to the annual goodwill impairment tests, timely impairment tests are carried out in the event of indications of reduction in value of intangible assets held. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. A change in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment loss previously recorded.
      Net goodwill is €3,772 million at December 31, 2005 (€3,774 million at December 31, 2004). Other intangible assets, net were €819 million at December 31, 2005 (€ 705 million at December 31, 2004).

(d)	Impairment of property, plant and equipment
      In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use and its fair value less costs to sell) (see note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. No significant impairment losses were recorded in 2005 and 2004.
      When determining recoverable value of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

(e)	Provision for warranty costs and other contractual obligations
      Provisions are recorded for warranties given to customers on our products or for expected losses and for penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that will be effectively paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.
      Provisions for contractual obligations represent €753 million at December 31, 2005, of which €173 million relate to construction contracts (see note 18) (€933 million and € 271 million respectively at December 31, 2004). For further information on the impact on net income (loss) of the change in these provisions, see notes 18 and 27.

(f)	Deferred taxes
      Deferred tax assets relate primarily to tax loss carry forwards and to deductible temporary differences between reported amounts and the taxes bases of assets and liabilities. The assets relating to the tax loss carry forwards are recognized if it is probable that the Group will dispose of future taxable profits against which these tax losses can be set off.
      At December 31, 2005, deferred tax assets were €1,606 million (of which €850 million relate to the United States and € 369 million to France). Evaluation of the Group’s capacity to utilize tax loss carry forwards relies on significant judgment. The Group analyzes the positive and negative elements to conclude as to the probability of utilization in the future of these tax loss carry forwards, which also consider the factors indicated in note 1 n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.
      If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).

(g)	Pension and retirement obligations and other employee and post-employment benefit obligations
      As indicated in note 1k, the Group participates in defined contribution and defined benefit plans for employees. Furthermore, certain other post-employment benefits, such as life insurance and health insurance (mainly in the United States), are also reserved. All these obligations are measured based on actuarial calculations relying upon assumptions, such as the discount rate, return on plan assets, future salary increases, employee turnover and mortality tables.
      These assumptions are generally updated annually. The assumptions adopted for 2005 and how they have been determined are detailed in note 25. Using the “corridor” method, only actuarial gains and losses in

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
excess of the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets are recognized over the expected average remaining working lives of the employees participating in the plan. In accordance with the option available under IFRS 1, cumulative actuarial gains and losses at the transition date have been recognized in shareholders’ equity. The corridor method is therefore only applied as from January 1, 2004.
      The Group considers that the actuarial assumptions used are appropriate and supportable but changes that will be made to them in the future could however have a significant impact on the amount of such obligations and the Group’s net income (loss). An increase of 0.5% in the discount rate at December 31, 2004 (or a reduction of 0.5%) has a positive impact on 2005 net income of €8 million (or a negative impact of €8 million on net income). An increase of 0.5% in the assumed rate of return on plan assets for 2005 (or a reduction of 0.5%) has a positive impact on 2005 net income of €11 million (or a negative impact of € 11 million on net income).

(h)	Revenue recognition
      As indicated in note 1 o, revenue is measured at the fair value of the consideration received or to be received when the company has transferred the significant risks and rewards of ownership of a product to the buyer.
      For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can however occur throughout the life of the contract, which can have significant impacts on future net income (loss).
      For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, providing the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence to determine the fair value of the various elements of the arrangement. Determination of the fair value of the various elements of the arrangement relies also on estimates, which if they would have to be corrected, would have an impact on revenues and net income (loss).
      For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the income statement could be significant.
      In the context of the present telecommunications market, it can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see note 2b above).
Note 3 — Changes in consolidated companies
      The main changes in consolidated companies for 2005 were as follows:

•	On March 2, 2005, Alcatel announced the acquisition of 100 % of Native Networks, a provider of carrier-class optical Ethernet transport solutions, for a purchase price of USD 55 million. The purchase price was allocated USD 20 million to depreciable intangible assets and USD 38 million to

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

goodwill (the net assets of this company being negative USD 3 million at the acquisition date). The contribution from this company had no impact on Alcatel’s 2005 income.

•	On May 17, 2005, TCL Corp. and Alcatel announced the end of their handset partnership. Alcatel agreed to swap its 45% stake in the joint venture for TCL Communication Holdings Ltd shares (these shares are listed on the Hong Kong market).

•	On July 1, 2005, Alcatel and Finmeccanica announced the successful creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel holds 67% and Finmeccanica 33%) and Telespazio Holding (Finmeccanica holds 67% and Alcatel 33%). These joint ventures are consolidated using the proportionate consolidation method starting July 1, 2005.
         Alcatel analyzes this transaction as a sale to Finmeccanica of 33% of Alcatel Space’s satellite industrial activity and 67% of its service activity and as an acquisition of 67% of Alenia Spazio (the industrial space systems of Finmeccanica) and of 33% of Telespazio (service activities for Finmeccanica’s space systems).
         The values assigned to this transaction are €1,530 million for Alenia Space and €215 million for Telespazio, resulting in a gain to Alcatel on the sale before tax of €129 million in 2005 and in goodwill not yet allocated of €143 million. Alcatel received from Finmeccanica an equalization payment of €109 million. Net cash resulting from the activities acquired and disposed of is € 15 million at the transaction date.
         Proportionately consolidating the combined space activities of the two partners did not have a significant impact on Alcatel’s revenues, operating margin and total balance sheet. However, this consolidation method resulted in recognizing a deferred tax charge of € 38 million due to the removal from the French tax consolidation of the companies transferred to the joint ventures in the context of the transaction described above.
      The main changes in consolidated companies for 2004 were as follows:

•	On January 14, 2004, Alcatel, pursuant to its announcement in October 2003, finalized the sale of SAFT, a subsidiary of the Group that specialized in battery operations, to Doughty Hanson for €390 million. The gain on disposal amounted to € 256 million and was recorded in 2004 under the caption “income (loss) from discontinued operations” (see note 10).

•	On April 26, 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company officially started operations on August 31, 2004 and was 55% owned by TCL and 45% owned by Alcatel. It was consolidated under the equity method in Alcatel’s accounts from September 1, 2004. The mobile phone business has been accounted for as a discontinued operation as from January 1, 2004 (see note 10). The gain on disposal was recorded in 2004 under the caption “income (loss) from discontinued operations” (see note 10).

•	On May 17, 2004, Alcatel announced that it had signed definitive binding documentation with Draka Holding N.V. (“Draka”) in relation to the proposed combination of their respective global optical fiber and communication cable businesses. The final agreement was signed on July 2, 2004. Draka owns 50.1% and Alcatel owns 49.9% of the new company, Draka Comteq B.V. This company was consolidated under the equity method as of July 1, 2004. Alcatel’s optical fiber activity has been accounted for as a discontinued operation as of and after January 1, 2004 (see note 10). As the 2004 financial statements for Draka Comteq BV were not available at the closing date of Alcatel’s financial statements, an estimated gain/loss on the sale and an estimated share in the net result of Draka Comteq BV were taken into account in the income statement at December 31, 2004. The

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

definitive financial statements of Draka Comteq BV were received during the second quarter of 2005 and the gain/loss was adjusted accordingly.

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
         The definitive agreement relating to the creation of these two new companies was signed on January 28, 2005, subject to the required approvals from the regulatory authorities, which were obtained in 2005.

•	On September 17, 2004, Alcatel announced that it had acquired privately held, U.S.-based eDial Inc., a leading provider of conferencing and collaboration services for businesses and telephone companies. The purchase price was €22 million (based on the market value at that date of Alcatel’s American Depositary Shares) and was paid for in Alcatel ADSs and in €3.4 million of cash. The goodwill acquired in this business combination is €16 million, after recognizing €8 million of depreciable intangible assets and €2 million of other net acquired liabilities (including approximately € 1 million of cash). The contribution from this company had no impact on Alcatel’s 2004 income.

•	On September 17, 2004, Alcatel signed an agreement with a private equity firm, Ripplewood, to divest all of its electrical power system activities (Saft Power Systems). The closing of this sale took place on January 25, 2005. The results of this business were recorded as a discontinued operation in 2004 (see note 10). The gain/loss on disposal of the shares was recorded in discontinued operations in the first six months of 2005.

•	On December 14, 2004, Alcatel announced that it had sold 7.1 million Avanex shares, bringing the Group’s stake in this company to below 20%. With this partial sale of its investment and in the absence of a seat on Avanex’s board of directors, the Group considers that it no longer exercises significant influence on Avanex and, as a result, as from this date, the remaining net book value of the shares has been accounted for in other non-current financial assets and no longer in share in net assets of equity affiliates.

•	On December 16, 2004, Alcatel completed the acquisition of the privately-held, U.S.-based Spatial Communications (known as Spatial Wireless), a leading provider of software-based and multi-standard distributed mobile switching solutions. All of Spatial Wireless shares were acquired for 17.4 million Alcatel’s ADSs, representing a purchase price of €207 million. The total cost of this acquisition is €223 million, after recognizing costs of acquisition and the fair value of equity instruments granted to Spatial Wireless employees in return for services rendered. The goodwill acquired in this business combination is €175 million, after recognizing € 62 million of depreciable

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangible assets and €14 million of other net acquired liabilities (including approximately € 2 million of cash). The contribution from this company had no impact on Alcatel’s 2004 income.
      The financial impacts of other business combinations not referred to above are insignificant, either individually or in the aggregate.
Note 4 — Information by business segment and by geographical segment
      The tables below present information for the business segments described hereunder.
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
      All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.
      The performance measure of each business segment is based on the “operating profit (loss)”.
      The business segments presented are identical to those appearing in the information given to the Board of Directors. At December 31, 2005, no individual business division making up the business segments represents more than 10% of Alcatel’s revenues, operating profit (loss) and total assets.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Information by business segment

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros)
2005
Revenues
— segments	5,213	4,096	3,918	3	(95)	13,135
— between segments	(15)	(7)	(73)	—	95	—

Total — Revenues	5,198	4,089	3,845	3	—	13,135

Operating profit (loss)	579	436	274	(100)	—	1,189
Depreciation and amortization (tangible and intangible assets)	137	213	150	81	—	581
Provisions made (reversed) included in operating profit (loss)*	(34)	128	53	—	—	147
Share in net income (losses) of equity affiliates	—	—	—	(14)	—	(14)
Capital expenditures (tangible and intangible assets)	160	269	140	69	—	638
Net tangible assets	271	197	286	357	—	1,111
Shares in equity affiliates	—	—	—	606	—	606
Operating assets (assets included in operating working capital)**	2,154	2,062	1,688	30	—	5,934
Operating liabilities (liabilities included in operating working capital)***	(1,898)	(1,696)	(2,036)	(22)	—	(5,652)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros)
2004
Revenues
— segments	5,125	3,313	3,946	13	(153)	12,244
— between segments	(40)	(9)	(104)	—	153	—

Total — Revenues	5,085	3,304	3,842	13	—	12,244

Operating profit (loss)	576	418	267	(82)	—	1,179
Depreciation and amortization (tangible and intangible assets)	146	153	146	100	—	545
Provisions made (reversed) included in operating profit (loss)*	69	(138)	(6)	—	—	(75)
Share in net income (losses) of equity affiliates	—	—	—	(61)	—	(61)
Capital expenditures (tangible and intangible assets)	163	208	143	65	—	579
Net tangible assets	325	159	297	314	—	1,095
Shares in equity affiliates	—	—	—	604	—	604
Operating assets (assets included in operating working capital)**	1,770	1,613	1,533	7	—	4,923
Operating liabilities (liabilities included in operating working capital)***	(1,781)	(1,412)	(2,023)	(40)	—	(5,256)

*	Provisions for product sales (see note 27), impairment losses on inventories and work in progress and customer receivables (including those recorded in amounts due from/ to customers on construction contracts, see note 18).

**	Operating assets comprise inventories and work in progress and customer receivables (including those recorded in amounts due from/ to customers on construction contracts) and advances and progress payments. These captions are presented in note 18.

***	Operating liabilities comprise trade payables and related accounts, customers’ deposits and advances and provisions for product sales (including those provisions recorded in amounts due from/ to customers on construction contracts). These captions are presented in notes 18 and 27.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Information by geographical segment

			Other Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros)
2005
Revenues:
— by geographical market	1,661	820	2,919	952	1,915	1,895	2,973	13,135
— by subsidiary location	4,599	1,318	2,607	260	1,481	1,930	940	13,135
Other information by geographical segment:
Operating profit (loss)	227	176	176	33	110	406	61	1,189
Operating assets (assets included in operating working capital)	2,353	374	1,060	118	908	450	671	5,934
Total assets	10,585	764	3,464	205	2,395	2,674	1,028	21,115
Capital expenditures (tangible and intangible assets)	291	38	68	8	81	138	14	638

			Other Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros)
2004
Revenues:
— by geographical market	1,677	799	2,711	895	1,867	1,768	2,527	12,244
— by subsidiary location	4,371	1,191	2,309	254	1,424	1,814	881	12,244
Other information by geographical segment:
Operating profit (loss)	291	108	240	30	146	329	35	1,179
Operating assets (assets included in operating working capital)	2,172	357	815	115	722	276	466	4,923
Total assets	11,517	761	3,104	235	2,033	2,240	739	20,629
Capital expenditures (tangible and intangible assets)	291	37	70	6	63	106	6	579
Note 5 — Revenues

	2005	2004

	(in millions of euros)
Product sales (construction contracts)	3,256	3,135
Other equipment sales and service revenues	9,766	8,969
License revenues	36	67
Rental income and other revenues	77	73

Total	13,135	12,244

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 6 — Research and development costs

	2005	2004

	(in millions of
	euros)
Research costs	57	83
Development costs	1,386	1,407

Research and development costs, net	1,443	1,490

As a percentage of revenues	11.0%	12.2%
Customer design engineering costs	193	237
Capitalized development costs	101	130

Research and development effort	1,737	1,857

As a percentage of revenues	13.2%	15.2%
      In accordance with IFRSs, development costs meeting certain criteria described in note 1f are capitalized.
      The net impact of capitalization (capitalization of eligible expenses and cumulative amortization of previously capitalized expenses) is presented on the line “impact of capitalization of development expenses” in the income statement.
      As certain capitalization criteria required by IAS 38 “Intangible Assets” could not be met for 2002 and prior years, full retrospective application of IAS 38 has not been possible due primarily to the lack of information systems monitoring development costs and testing their eligibility for capitalization. Such systems were put in place during 2003.
      To facilitate an analysis of the Group’s accounts and to better appreciate the ramp-up effect of the capitalization of development costs, the net capitalization impact (expenses capitalized less amortization of previously capitalized expenses) is presented in “impact of capitalization of development expenses” in the income statement and is also separately identified in the “net cash provided (used) by operating activities before changes in working capital” (impact of amortization of capitalized expenses) and in the “net cash provided (used) by investing activities” (impact of capitalization of development expenses during the period).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 7 — Impairment losses on assets recognized in the income statement

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros)
2005
Impairment losses for goodwill	—	—	—	—	—	—
Impairment losses for capitalized development costs	—	—	—	—	—	—
Impairment losses for other intangible assets	—	(3)	—	—	—	(3)
Impairment losses for property, plant and equipment	—	—	—	—	—	—
Impairment losses for shares in equity affiliates	—	—	—	—	—	—
Impairment losses for financial assets	11	(10)	(11)	(12)	—	(22)

TOTAL — NET	11	(13)	(11)	(12)	—	(25)

of which reversal of impairment loss*	11	6	—	17	—	34

*    Recorded in income statement caption “Other financial income (loss)”.

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros)
2004
Impairment losses for goodwill	—	—	—	—	—	—
Impairment losses for capitalized development costs	(88)	—	—	—	—	(88)
Impairment losses for other intangible assets	(18)	—	—	—	—	(18)
Impairment losses for property, plant and equipment	—	—	(4)	(6)	—	(10)
Impairment losses for shares in equity affiliates	—	—	—	(30)	—	(30)
Impairment losses for financial assets	—	6	48	(24)	—	30

TOTAL — NET	(106)	6	44	(60)	—	(116)

of which reversal of impairment loss*	—	6	67	8	—	81

*	Recorded in income statement caption “Impairment of capitalized development costs”.

**	Recorded in income statement caption “Other financial income (loss)”.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 8 — Financial income (loss)

	2005	2004

	(in millions of
	euros)
Finance costs	(96)	(121)

Dividends	4	6
Provisions for financial risks	—	2
Impairment losses on financial assets*	(22)	30
Net exchange gain (loss)	(18)	(31)
Financial component of pension costs	(46)	(50)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities**	137	36
Other	(9)	21
Other financial income (loss)	46	14

Total financial income (loss)	(50)	(107)

*	Impairment loss of € 23 million on the Avanex shares recorded in the first and second quarters of 2005 due to an unfavorable change in market price.

**	Net gain on disposal of Alcatel’s stake in Nexans for €69 million during the first quarter 2005 and net gain on disposal of Mobilrom shares for € 45 million during the second quarter of 2005.
Note 9 — Income tax

(a)	Analysis of income tax (charge) benefit

	2005	2004

	(in millions of
	euros)
Current income tax (charge) benefit	(52)	82
Deferred income tax (charge) benefit, net	(39)	(118)

Income tax (charge) benefit	(91)	(36)

      Based on tax results forecasted, net deferred tax assets of €87 million were recorded during the first half of 2005, mainly in Europe and in North America. A deferred income tax charge of €63 million has been accounted for during the third quarter 2005 corresponding to the utilization of deferred tax assets in North America and as a result of Alcatel Space’s exit from the French tax consolidation following its alliance with Alenia, a subsidiary of Finmeccanica (see note 3). A deferred tax charge of € 63 million was recorded during the fourth quarter 2005 corresponding to the utilization of deferred tax assets primarily in North America.
      The current income tax charge of € 52 million relates to countries in which the Group has no tax loss carry forwards and to changes in provisions for tax litigation. In 2004, the current income tax benefit resulted mainly from changes in provisions for tax litigation.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Effective income tax rate
      The effective tax rate can be analyzed as follows:

	2005	2004

	(in millions of
	euros)
Income (loss) before taxes from continuing operations	1,075	539

Average income tax rate	32.2%	26.0%

Expected tax (charge) benefit	(346)	(140)

Impact on tax (charge) benefit of:
— reduced taxation of certain revenues	—	—
— utilization of/ (unrecognized) tax loss carry forwards	297	(60)
— effect of tax rate changes	(5)	(20)
— tax credits	5	12
— other permanent differences	(42)	172

Actual income tax (charge) benefit	(91)	(36)

Effective tax rate	8.47%	6.68%
      Average income tax rate is the sum of income (loss) before taxes, multiplied by the local statutory rate for each subsidiary, divided by consolidated income (loss) before taxes from continuing operations.

(c)	Deferred tax balances

	2005	2004

	(in millions of
	euros)
Balances:
Deferred tax assets:
— deferred tax assets recognizable	7,042	6,105
— of which not recognized	(5,274)	(4,467)
Net deferred tax assets recognized	1,768	1,638

Net deferred tax (liabilities)	(162)	(132)

Net deferred tax assets (liabilities)	1,606	1,506

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Analysis of deferred tax by temporary differences:

		Impact	Impact
		on net	on share-		Change in
	December 31,	income	holders’	Translation	consolidated		December 31,
	2004	(loss)	equity	adjustments	companies	Other	2005

	(in millions of euros)
Fair value adjustments of tax assets and liabilities resulting from business combinations	(12)	5	—	(3)	(2)	4	(8)
Provisions	603	(82)	—	24	(3)	5	547
Property, plant and equipment and intangible assets	241	(152)	—	35	38	54	216
Temporary differences arising from other balance sheet captions	283	(53)	1	42	26	(10)	289
Tax loss carry forwards and tax credits	4,858	380	—	210	(169)	557	5,836

Deferred tax assets, gross (liabilities)	5,973	98	1	308	(110)	610	6,880

Deferred tax assets not recognized	(4,467)	(137)	(1)	(172)	137	(634)	(5,274)

Net deferred tax assets (liabilities)	1,506	(39)	—	136	27	(24)	1,606

Of which directly included in shareholders’ equity	(50)	7	—	—	—	—	(43)
Change during the period:

		Impact	Impact
		on net	on share-		Change in
	December 31,	income	holders’	Translation	consolidated		December 31,
	2004	(loss)	equity	adjustments	companies	Other	2005

	(in millions of euros)
Deferred tax assets recognized	1,638	(18)	—	147	30	(29)	1,768
Deferred tax liabilities	(132)	(21)	—	(11)	(3)	5	(162)

Net deferred tax assets (liabilities)	1,506	(39)	—	136	27	(24)	1,606

      Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2005 and December 31, 2004.
      The dividend distribution proposed to the Annual Shareholders’ Meeting (see note 22) will have no tax consequences.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Tax losses carried forward and temporary differences
      Total tax losses carried forward represent a potential tax saving of €5,836 million at December 31, 2005 (€ 4,858 million at December 31, 2004). The potential tax savings relate to tax losses carried forward that expire as follows:

	Recognized	Unrecognized	Total

	(in millions of euros)
Years
2006	4	10	14
2007	6	114	120
2008	38	38	76
2009	26	13	39
2010 and thereafter	1,482	4,105	5,587

Total	1,556	4,280	5,836

      In addition, temporary differences were €1,044 million at December 31, 2005 (€1,115 million at December 31, 2004), of which €50 million have been recognized and €994 million have not been recognized (€20 million and € 1,095 million respectively at December 31, 2004).

Note 10 —	Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale
      Discontinued operations for 2005 and 2004 are as follows:

—	In 2005: no discontinued operations. Initial capital gain (loss) on discontinued operations that were sold in 2004 was adjusted in 2005 due to ongoing legal proceedings related to these disposals.

—	In 2004: disposal of Saft announced in October 2003 and finalized in January 2004, sale of the optical fiber activity announced in May 2004 and completed in July 2004, disposal of the mobile phones activity announced in April 2004 and completed in August 2004 and disposal of the electrical power systems activity (Saft Power Systems), announced in September 2004 and completed in January 2005;
      Other assets held for sale concern real estate property sales in progress at December 31, 2005 and December 31 2004.

	2005	2004

	(in millions of
	euros)
Income statement:
Income (loss) on discontinued operations	(13)	142

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income statements of discontinued operations for 2005 and 2004 in accordance with IFRSs are as follows:
Income statements of discontinued operations

	2005	2004

	(in millions of
	euros)
Revenues	—	571
Cost of sales	—	(476)

Gross profit	—	95

Administrative and selling expenses	—	(93)
Research and development costs	—	(61)
Net capital gain (loss) on disposal of discontinued operations	(13)	211

Operating profit (loss)	(13)	152

Other operating income (loss)	—	(7)
Financial income (loss)	—	(3)

Income (loss) from discontinued operations	(13)	142

Balance sheet

	2005	2004

	(in millions of
	euros)
Assets of disposal groups	—	124
Other assets held for sale	50	72

Assets held for sale	50	196

Liabilities related to disposal groups held for sale	—	(97)

      The cash flows of discontinued operations for 2005 and 2004 in accordance with IFRSs are as follows:

	2005	2004

	(in millions of
	euros)
Net income (loss)	(13)	142
Net cash provided (used) by operating activities before changes in working capital	(19)	(122)
Other net increase (decrease) in net cash provided (used) by operating activities	—	(125)
Net cash provided (used) by operating activities(1)	(19)	(247)
Net cash provided (used) by investing activities(2)	14	210
Net cash provided (used) by financing activities(3)	—	(30)

Total(1) + (2) + (3)	(5)	(67)

Note 11 — Earnings per Share
      Basic earnings per share is computed using the number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the year. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the earnings per share calculation (including shares exchangeable within five years for ADSs).
      In accordance with IAS 33 revised (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.
      Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.
      The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from exercise or purchase are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds and notes mandatorily redeemable for shares are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).
      The tables below reconcile basic earnings per share to diluted earnings per share for the four periods presented:

	Net income	Number of		Per share
	(loss)	shares		amount

	(in million of euros)
2005
Basic earnings per share, attributable to the equity holders of the parent	930	1,367,994,653	(1)	€0.68
Stock option plans	—	8,582,256		—
Convertible bonds	—	—		—

Diluted earnings per share, attributable to the equity holders of the parent	930	1,376,576,909		€0.68

(1)    See note 23a.
Ordinary shares:
      Consolidated subsidiaries of the Group owned 59,323,183 Alcatel ordinary shares (weighted average number) and no share equivalents.
Shares subject to future issuance:
      The number of stock options not exercised as of December 31, 2005 amounted to 149,359,801 shares. Only 8,582,256 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Net income	Number of		Per share
	(loss)	shares		amount

	(in million of euros)
2004
Basic earnings per share, attributable to the equity holders of the parent	576	1,349,528,158	(1)	€0.43
Stock option plans	—	12,849,283		—
Convertible bonds	—	—		—

Diluted earnings per share, attributable to the equity holders of the parent	576	1,362,377,441		€0.42

(1)    See note 23a.
Ordinary shares:
      Consolidated subsidiaries of the Group owned 61,839,627 Alcatel ordinary shares (weighted average number) and no share equivalents.
Shares subject to future issuance:
      The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 12,849,283 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 12 — Goodwill

		Amortization
		and
	Gross	impairment
	value	losses	Net

	(in millions of euros)
Goodwill at January 1, 2004	10,011	(6,381)	3,630

Additions	214	—	214
Disposals and discontinued operations	(21)	14	(7)
Impairment losses for the period	(16)	15	(1)
Reversals of impairment losses resulting from disposals	—	—	—
Net effect of exchange rate changes	(145)	86	(59)
Other changes	—	(3)	(3)

Goodwill at December 31, 2004	10,043	(6,269)	3,774
Additions	173	—	173
Disposals and discontinued operations	(372)	72	(300)
Changes during goodwill allocation period	3	—	3
Impairment losses for the period	—	—	—
Reversals of impairment losses resulting from disposals	—	—	—
Net effect of exchange rate changes	319	(196)	123
Other changes	(1)	—	(1)

Goodwill at December 31, 2005	10,165	(6,393)	3,772

      Additions to goodwill recorded in 2005 relate primarily to the acquisitions of Native Networks and the industrial activities (Alenia Spazio) and service activities (Telespazio) of Finmeccanica (see note 3).
      Reduction in goodwill presented in the caption “disposals and discontinued operations” relates to the proportionate consolidation of the satellite industrial activity goodwill (fully consolidated in 2004 but now consolidated at 67%) (see note 3).
      All goodwill recognized in 2005 and 2004 has been allocated to cash generating units by the accounting year-ends concerned.
      The goodwill amounts relating to business combinations, for which the initial accounting period has not yet been completed at December 31, 2005, are not definitive.
      One impairment test of goodwill was carried out at the IFRS transition date. This impairment test led to recording no impairment losses.
      An additional impairment test was carried out at December 31, 2005 on the SSD business division (Space Solutions Division), as a result of the business combination that occurred during the year (see note 3). The test did not lead to the recording of any impairment losses.
      An impairment loss of € 30 million was recorded in 2004 for the goodwill included in shares in equity affiliates, due to an unfavorable change in the market value of the shares of a company consolidated under the equity method.
      The 2005 annual impairment tests of goodwill (performed in May/ June 2005 on the basis of published data at March 31, 2005) resulted in recording no impairment losses in 2005.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In those cash generating units (“CGU”) in which there is significant goodwill, the data and assumptions used for the goodwill impairment tests were as follows:

		Difference between
		recoverable
	Net carrying	amount and the
	amount of	carrying amount		Discount
	goodwill	of the net assets		Rate	Valuation method

2005 Test
CGU OND (Optical Network Division)	1,387	790		9.45%	Discounted cash flows and other data**
CGU SSD (Space Solutions Division)	885	325	*	9.45%	Same as above**
Other CGU	1,502	—		9.45%	Same as above**

Total net	3,774

*	The fair value of SSD is that used in the context of the business combination described in note 3.

**	Future cash flows for 5 years and disposal value. Other data: market capitalizations and transactions. Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and 4% depending on the CGU.
Note 13 — Intangible assets

(a)	Gross value

		Amortization
		and
	Gross	impairment
	value	losses	Net

	(in millions of euros)
At January 1, 2004	828	342	1,170

Capitalization	326		326
Additions	—	27	27
Assets held for sale, discontinued operations and disposals	(4)	(18)	(22)
Business combinations	—	80	80
Net effect of exchange rate changes	(8)	(20)	(28)
Other changes	(120)	43	(77)

At December 31, 2004	1,022	454	1,476
Capitalization	349	—	349
Additions	—	27	27
Assets held for sale, discontinued operations and disposals	(67)	(22)	(89)
Impairment losses for the period	—	—	—
Reversals of impairment losses	—	—	—
Business combinations	—	33	33
Net effect of exchange rate changes	23	37	60
Other changes	(48)	(32)	(80)

At December 31, 2005	1,279	497	1,776

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Other intangible assets include primarily technologies acquired in business combinations, patents and licenses.

(b)	Amortization and impairment losses

	Capitalized	Other
	development	intangible
	costs	assets	Total

	(in millions of euros)
At January 1, 2004	(290)	(297)	(587)

Amortization	(196)	(32)	(228)
Impairment losses for the period	(88)	(18)	(106)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	4	18	22
Business combinations	—	—	—
Net effect of exchange rate changes	5	12	17
Other changes	119	(8)	111
At December 31, 2004	(446)	(325)	(771)

Amortization	(248)	(49)	(297)
Impairment losses for the period	—	(3)	(3)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	54	21	75
Business combinations	—	(9)	(9)
Net effect of exchange rate changes	(9)	(24)	(33)
Other changes	50	31	81

At December 31, 2005	(599)	(358)	(957)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Net value

	Capitalized	Other
	development	intangible
	costs	assets	Total

	(in millions of euros)
At January 1, 2004	538	45	583

Capitalization	326	—	326
Additions	—	27	27
Amortization	(196)	(32)	(228)
Impairment losses for the period	(88)	(18)	(106)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	—	—	—
Business combinations	—	80	80
Net effect of exchange rate changes	(3)	(8)	(11)
Other changes	(1)	35	34

At December 31, 2004	576	129	705
Capitalization	349	—	349
Additions	—	27	27
Amortization	(248)	(49)	(297)
Impairment losses for the period	—	(3)	(3)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	(13)	(1)	(14)
Business combinations	—	24	24
Net effect of exchange rate changes	14	13	27
Other changes	2	(1)	1

At December 31, 2005	680	139	819

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 14 — Property, plant and equipment

(a)	Changes in property, plant and equipment, gross

			Plant,
			equipment and
	Land	Buildings	tools	Other	Total

	(in millions of euros)
At January 1, 2004	148	1,634	3,533	777	6,092

Additions	—	12	134	80	226
Assets held for sale, discontinued operations and disposals	(60)	(481)	(1,003)	(125)	(1,669)
Business combinations	—	—	6	—	6
Net effect of exchange rate changes	(1)	(26)	(79)	(3)	(109)
Reclassifications and other changes	(6)	59	156	(81)	128

At December 31, 2004	81	1,198	2,747	648	4,674

Additions	3	12	152	95	262
Assets held for sale, discontinued operations and disposals	(13)	(255)	(522)	(76)	(866)
Business combinations	9	104	138	14	265
Net effect of exchange rate changes	4	56	171	10	241
Reclassifications and other changes	1	(48)	100	(72)	(19)

At December 31, 2005	85	1,067	2,786	619	4,557

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Changes in accumulated depreciation of property, plant and equipment and impairment losses

			Plant,
			equipment and
	Land	Buildings	tools	Other	Total

	(in millions of euros)
At January 1, 2004	(21)	(1,016)	(2,988)	(631)	(4,656)

Depreciation charge	(1)	(69)	(207)	(40)	(317)
Impairment losses	(3)	(2)	(5)	—	(10)
Assets held for sale, discontinued operations and disposals	14	347	930	102	1,393
Business combinations	—	—	(3)	—	(3)
Net effect of exchange rate changes	—	12	67	2	81
Reclassifications and other changes	(1)	13	(123)	44	(67)

At December 31, 2004	(12)	(715)	(2,329)	(523)	(3,579)

Depreciation charge	(1)	(55)	(193)	(35)	(284)
Impairment losses	—	(1)	—	—	(1)
Assets held for sale, discontinued operations and disposals	1	176	463	64	704
Business combinations	—	(35)	(96)	(6)	(137)
Net effect of exchange rate changes	—	(25)	(143)	(7)	(175)
Reclassifications and other changes	(2)	65	(50)	13	26

At December 31, 2005	(14)	(590)	(2,348)	(494)	(3,446)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Changes in property, plant and equipment, net

			Plant,
			equipment and
	Land	Buildings	tools	Other	Total

	(in millions of euros)
At January 1, 2004	127	618	545	146	1,436

Additions	—	12	134	80	226
Depreciation charge	(1)	(69)	(207)	(40)	(317)
Impairment losses	(3)	(2)	(5)	—	(10)
Assets held for sale, discontinued operations and disposals	(46)	(134)	(73)	(23)	(276)
Business combinations	—	—	3	—	3
Net effect of exchange rate changes	(1)	(14)	(12)	(1)	(28)
Reclassifications and other changes	(7)	72	33	(37)	61

At December 31, 2004	69	483	418	125	1,095

Additions	3	12	152	95	262
Depreciation charge	(1)	(55)	(193)	(35)	(284)
Impairment losses	—	(1)	—	—	(1)
Assets held for sale, discontinued operations and disposals	(12)	(79)	(59)	(12)	(162)
Business combinations	9	69	42	8	128
Net effect of exchange rate changes	4	31	28	3	66
Reclassifications and other changes	(1)	17	50	(59)	7

At December 31, 2005	71	477	438	125	1,111

      The 2005 figures presented in the caption “Assets held for sale, discontinued operations and disposals” relate primarily to property, plant and equipment of the space activity, which following the business combination with Alenia, are now proportionately consolidated at 67%.
Note 15 — Finance leases and operating leases

(a)	Finance leases (IFRS)
      Property, plant and equipment held under finance leases have a net carrying amount of €54 million at December 31, 2005 (€ 49 million at December 31, 2004). Such finance leases relate primarily to plant and equipment.
      Future minimum lease payments under non-cancelable finance leases are shown in note 31a — Off balance sheet commitments.
      The main finance lease contract concerns a company consolidated proportionately at 51%, Alda Marine, which leases four vessels as part of its activity of laying and maintaining submarine cables. The net carrying amount of these vessels recognized in property, plant and equipment was €53 million at December 31, 2005. The corresponding obligation to pay future lease payments was € 59 million at December 31, 2005.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Operating leases
      Future minimum lease payments under non-cancelable operating leases are shown in note 31a — Off balance sheet commitments.
      Future minimum sublease payments expected to be received under non-cancelable operating subleases were €27 million at December 31, 2005 (€ 7 million at December 31, 2004).
      Lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

	2005	2004

	(in millions of
	euros)
Lease payments — minimum	97	49
Lease payments — conditional	42	61
Sublease rental income	(10)	(5)

Total recognized in the income statement	129	105

Note 16 — Share in net assets of equity affiliates and joint ventures

(a)	Share in net assets of equity affiliates

	Percentage
	owned		Value

	2005	2004	2005	2004

			(in millions
			of euros)
Thales(1)	9.5%	9.5%	334	288
Draka Comteq BV(2)	49.9%	49.9%	127	132
TAMP(3)	—	45.0%	—	33
Other (less than € 50 million)	—	—	145	151

Share in net assets of equity affiliates			606	604

(1)	Although Alcatel only has a 9.5% stake in Thales, Alcatel is nevertheless the largest private shareholder of this group, with three seats on Thales’ Board of Directors. Due to the Group’s continuing significant influence on this company, Alcatel still accounts for Thales using the equity method. At December 31, 2005, Alcatel’s stake was 9.5% (12.8% in voting rights).

(2)	Under the agreement, dated July 2, 2004, between Alcatel and Draka Holding BV concerning the business combination of the optical fiber and communication cable activities of the two groups, a new company Draka Comteq BV was created. Alcatel owns 49.9% of this new company, which is consolidated under the equity method beginning July 1, 2004 (see note 3).

(3)	Under the agreement, dated August 31, 2004, between Alcatel and TCL Communication Technology Holdings Limited concerning the creation of a new joint venture for mobile handsets, a new company, TAMP, was created. Alcatel owned 45% of this company, which was consolidated under the equity method from September 1, 2004 to July 18, 2005, when Alcatel swapped its 45% stake in the joint venture for shares in TCL Communication Holding Ltd, representing 4.8% of this listed company in which the Group has no significant influence (see note 3).
     Alcatel’s share in the market capitalization of listed equity affiliates at December 31 is as follows:

	2005	2004

	(in millions of
	euros)
Thales	624	575

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Change in share of net assets of equity affiliates

	2005	2004

	(in millions of
	euros)
Carrying amount at January 1	604	501

Change in equity affiliates	(16)	195
Share of net income (loss)*	(14)	(61)
Net effect of exchange rate changes	28	(11)
Other changes	4	(20)

Carrying amount at December 31	606	604

*	Including € 30 million of impairment losses in 2004 relating to equity affiliate goodwill (see note 7).
(c)     Summarized financial information for equity affiliates
      Summarized financial information for Thales:

	December 31,	January 1,	December 31,
	2005(1)	2005(2)	2004

	(in millions of euros)
Balance sheet
Non-current assets	4,224	4,190	4,239
Current assets	9,663	9,428	9,262

Total assets	13,887	13,618	13,501

Shareholders’ equity	2,103	1,741	1,601
Non-current liabilities	2,583	2,555	2,553
Current liabilities	9,201	9,322	9,346

Total liabilities	13,887	13,618	13,501

Income statement
Revenues	10,263	—	10,283
Income (loss) from operating activities	549	—	571
Net income (loss) attributable to equity holders of the parent	334	—	326

(1)	In view of the timing of the publication of Thales’ financial statements, and as this equity affiliate is listed on a securities exchange, the Group’s share of net income (loss) is calculated based on the most recently published financial statements under IFRSs. It does not therefore include, due to the rules of communication applicable to listed companies, any possible non-published information between two publication dates that may have been obtained by the directors representing Alcatel on the Thales Board of Directors. As Thales’ financial data for 2005 was not available at the date of authorisation for issue of Alcatel’s financial statements, the Group’s share of net income (loss) has been calculated on the basis of Thales’ latest available financial statements at June 30, 2005.

(2)	The accounting options made by Thales governing the first-time adoption of IFRSs are similar to those made by Alcatel, except for the timing of the first application of the standards, IAS 32 and 39, relating to financial instruments (Alcatel first applied these at January 1, 2004 and Thales at January 1, 2005). As it is not possible to restate the 2004 accounts of Thales for the impact of the application of these standards, Alcatel’s share of the change in shareholders’ equity resulting from this first application has been recognized in 2005 in “net income (loss) changes recognized directly in equity”.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Aggregated financial information for other equity affiliates as if those entities were fully consolidated:

	2005	2004

	(in millions of
	euros)
Total assets	1,195	1,248
Liabilities (excluding shareholders’ equity)	563	573
Shareholders’ equity	632	675
Revenues	1,146	712
Net income (loss) attributable to equity holders of the parent	(68)	(96)

(d)	Aggregated financial information for joint ventures
      Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alcatel Alenia Space, Telespazio, Alda Marine and Evolium in 2005 and Alda Marine and Evolium in 2004) are as follows:

	2005	2004

	(in millions of
	euros)
Balance sheet data
Non-current assets	1,314	209
Current assets	773	6
Shareholders’ equity	983	90
Other non-current liabilities	135	47
Current liabilities	969	78
Income statement data*
Revenues	560	9
Cost of sales	(367)	65
Operating profit (loss)	(3)	(1)
Net income (loss) attributable to equity holders of the parent	44	(5)
Cash flow statement data*
Net cash provided (used) by operating activities	80	60
Net cash provided (used) by investing activities	(62)	(53)
Net cash provided (used) by financing activities	11	(9)

*	Aggregated financial information for Alcatel Alenia Space and Telespazio only relates to six months of activity in 2005 (see note 3).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 17 — Financial assets

	2005			2004

	Other non-			Other non-
	current financial	Marketable		current financial	Marketable
	assets*	Securities	Total	assets	Securities	Total

	(in millions of euros)
Financial assets available for sale	122	—	122	213	105	318
Financial assets at fair value through profit or loss	—	640	640		447	447
Financial assets at amortized cost	184	—	184	341	—	341

Total	306	640	946	554	552	1,106

*	Of which € 21 million matures within one year.
     No financial asset is considered as being held to maturity.

(a)	Financial assets available for sale

	2005			2004

	Other non-			Other non-
	current financial	Marketable		current financial	Marketable
	assets*	Securities	Total	assets	Securities	Total

	(in millions of euros)
Net carrying amount at January 1	213	105	318	215	92	307

Additions/(disposals)	(4)	(49)	(53)	23	5	28
Fair value changes	(13)	(56)	(69)	23	8	31
Impairment losses*	(47)	—	(47)	(44)	—	(44)
Other changes	(27)	—	(27)	(4)	—	(4)

Net carrying amount at December 31	122	—	122	213	105	318

Of which: - at fair value	36	—	36	70	105	175
- at cost	86	—	86	143	—	143

*	See note 7 — of which € 23 million in 2005 relates to the Avanex shares due to an unfavorable change in the market price.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at cost, if no reliable fair value exists.

	2005	2004

	(in millions
	of euros)
Fair value changes
Fair value changes recognized directly in shareholders’ equity	(13)	32
Changes resulting from gains (losses) previously recognized in shareholders’ equity now recognized in net income (loss) due to:
— disposals*	(56)	—

*	Relates to the sale of the Nexans shares during the first quarter of 2005 (see note 8).

(b)	Financial assets at fait value through profit or loss

	2005	2004

	(in millions of
	euros)
Net carrying amount at January 1	447	174

Additions/ (disposals )	148	264
Fair value changes	19	6
Impairment losses	—	—
Other changes	26	3

Net carrying amount at December 31	640	447

(c)	Financial assets at amortized cost

	2005	2004

	(in millions of
	euros)
Net carrying amount at January 1	341	829

Additions/ (disposals )	(94)	(569)
Impairment losses*	25	74
Other changes (reclassifications)	(88)	7

Net carrying amount at December 31	184	341

*    See note 7

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 18 — Operating working capital

	December 31,	December 31,
	2005	2004

	(in millions of euros)
Inventories and work in progress, net	1,438	1,273
Trade receivables and related accounts, net	3,420	2,693
Advances and progress payments	124	90
Customers’ deposits and advances	(1,144)	(973)
Trade payables and related accounts	(3,755)	(3,350)
Amounts due from customers on construction contracts	917	729
Amounts due to customers on construction contracts	(138)	(133)
Currency derivatives on working capital — other assets	—	102

Operating working capital, net	862	431

	December 31,	December 31,
	2005	2004

	(in millions of euros)
Analysis of amounts due from/to customers on construction contracts
Amounts due from customers on construction contracts	917	729
Amounts due to customers on construction contracts	(138)	(133)

Total	779	596

Work in progress on construction contracts, gross	281	291
Work in progress on construction contracts, depreciation	(29)	(30)
Customer receivables on construction contracts	700	606
Product sales reserves — construction contracts	(173)	(271)

Total	779	596

			Change in	Translation
	December 31,		consolidated	adjustments	December 31,
	2004	Cash flow	companies	and other	2005

	(in millions of euros)
Inventories and work in progress(1)	2,029	7	148	(71)	2,113
Trade receivables and related accounts (1)	3,583	497	(69)	337	4,348
Advances and progress payments	90	31	(1)	4	124
Customers’ deposits and advances	(973)	(157)	16	(30)	(1,144)
Trade payables and related accounts	(3,350)	(180)	(46)	(179)	(3,755)
Currency derivatives on working capital — other assets	102	—	—	(102)	—

Operating working capital, gross	1,481	198	48	(41)	1,686

Product sales reserves — construction contracts(1)	(271)	—	29	69	(173)
Impairment losses	(779)	—	9	119	(651)

Operating working capital, net	431	198	86	147	862

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Including amounts relating to construction contracts presented in the balance sheet captions “amounts due from/to customers on construction contracts”
Receivables sold without recourse
Balances

	December 31,	December 31,
	2005	2004

	(in millions of euros)
Receivables sold without recourse(1)	999	841

(1)	See accounting policies in note 1s.
Changes in receivables sold without recourse

	2005	2004

	(in millions of
	euros)
Impact on cash flows from operating activities	158	(57)
Note 19 — Inventories and work in progress

(a)	Analysis of net value

	2005	2004

	(in millions of
	euros)
Raw materials and goods	467	501
Work in progress excluding construction contracts	712	592
Finished products	653	645

Gross value (excluding construction contracts)	1,832	1,738

Valuation allowance	(394)	(465)

Net value (excluding construction contracts)	1,438	1,273

Work in progress on construction contracts, gross*	281	291
Valuation allowance*	(29)	(30)

Work in progress on construction contracts, net	252	261

Total, net	1,690	1,534

*	Included in the amounts due from/to customers on construction contracts.

(b)	Change in valuation allowance

	2005	2004

	(in millions of
	euros)
At January 1	(495)	(978)

(Additions)/ reversals	(18)	20
Utilization	131	427
Changes in consolidation group	11	40
Net effect of exchange rate changes and other changes	(52)	(4)

At December 31	(423)	(495)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 20 — Trade receivables and related accounts

	2005	2004

	(in millions of
	euros)
Receivables bearing interest	138	101
Other trade receivables	3,510	2,876

Gross value — (excluding construction contracts)	3,648	2,977

Valuation allowance	(228)	(284)

Net value — (excluding construction contracts)	3,420	2,693

Receivables on construction contracts*	700	606

Total, net	4,120	3,299

Of which due after one year on the “Net value — (excluding construction contracts)”**	0	—

*	Included in the amounts due from/to customers on construction contracts.

**	Data is not available for 2004.
Note 21 — Other assets and liabilities

	December 31,	December 31,
	2005	2004

	(in millions of euros)
Other assets
Other current assets	827	1,418
Other non-current assets	468	332

Total	1,295	1,750

Of which: Currency derivatives on working capital	—	102
Other currency derivatives	105	420
Interest-rate derivatives	178	148
Other current and non-current assets	1,012	1,080

	December 31,	December 31,
	2005	2004

	(in millions of euros)
Other liabilities
Other current liabilities	1931	2,157
Other non-current liabilities	295	201

Total	2,226	2,358

Of which: Currency derivatives on working capital	—	—
Other currency derivatives	128	360
Interest-rate derivatives	71	43
Other current and non-current liabilities	2,027	1,955

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 22 — Allocation of 2005 net income
      The Board of Directors will propose to the Shareholders’ Ordinary Annual General Meeting to distribute a dividend of €0.16 per share for the year ended December 31, 2005, which aggregate amount is € 229 million (distributions in previous years: no dividends were distributed for 2004 and 2003).
Note 23 — Shareholders’ equity

(a)	Number of shares comprising the capital stock

Number of
shares

December 31, 2005
Number of ordinary shares issued (share capital)	1,428,541,640
Treasury shares	(58,920,710)

Number of shares in circulation	1,369,620,930

Weighting effect of share issues for stock options exercised	(1,223,804)
Weighting effect of treasury shares	(402,473)
Weighting effect of share issues in respect of business combinations	—

Number of shares used for calculating basic earnings per share	1,367,994,653

Number of
shares

December 31, 2004
Number of ordinary shares issued (share capital)	1,305,455,461
Number of notes mandatorily redeemable for new or existing shares	120,780,519
Treasury shares	(60,262,153)

Number of shares in circulation	1,365,973,827

Weighting effect of share issues for stock options exercised	(1,664,706)
Weighting effect of treasury shares	(1,577,474)
Weighting effect of share issues in respect of business combinations	(13,203,489)

Number of shares used for calculating basic earnings per share	1,349,528,158

(b)	Capital increase program for employees with subscription stock option plan
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Capital stock and additional paid-in capital
      At December 31, 2005, the capital stock consisted of 1,428,541,640 ordinary shares of nominal value €2 (1,305,455,461 ordinary shares of nominal value €2 at December 31, 2004 and 1,284,410,024 ordinary shares of nominal value € 2 at January 1, 2004).
      During 2005, increases in capital stock and additional paid-in capital amounted to € 662.1 million. These increases related to the following actions:

—	issuance of 1,855,913 shares for €12.0 million, as a result of the exercise of 1,855,913 options (including additional paid-in capital of € 8.3 million);

—	redemption of 450,000 bonds redeemable for Alcatel shares in connection with the acquisition of Imagic TV in 2003 and Spatial Wireless in 2004 generating a capital increase of €5.1 million (including additional paid-in capital of € 4.2 million);

—	redemption of 120,780,266 ORANE notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of €645.0 million, including additional paid-in capital of € 403.4 million.
      During 2004, increases in capital stock and additional paid-in capital amounted to € 238 million. These increases related to the following actions:

—	issuance of 1,508,728 shares for €9.9 million, as a result of the exercise of 1,508,728 options (including additional paid-in capital of € 6.9 million);

—	redemption of 3,212 ORANE notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of €0.017 million, including additional paid-in capital of € 0.011 million;

—	acquisition of Spatial Wireless in December 2004, which resulted in the issuance of 17,390,262 shares for €207.2 million (including additional paid-in capital of €172.4 million); in addition, of the 1,598,072 bonds redeemable for Alcatel shares issued in this transaction by Coralec (a subsidiary of Alcatel) at the price of €11.912 to cover the exercise of options and warrants, 393,035 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of €4.7 million, including additional paid-in capital of € 3.9 million; and

—	redemption of 300,000, 400,000, 50,000 and 1,000,000 bonds redeemable for Alcatel 0.

—	cover option exercises, warrant exercises and note conversions issued in connection with the acquisitions of Astral Point in 2002, Telera in 2002, Imagic TV in 2003 and TiMetra in 2003, generating capital increases of €4.9 million, €2.1 million, €0.4 million and €8.1 million, including additional paid-in capital of €4.3 million, €1.3 million, €0.3 million and € 6.1 million, respectively.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Stock options
      At December 31, 2005, stock options plans were as follows:

						1999	1999-2000
	1996 Plans		1997 Plans		1998 Plan	Plans	U.S. Plans	2000 Plans

					(in nu	mbe of opt	ions)
							USD 21.40-
Exercise price	€ 12.96	€ 13.42	€ 19.27	€ 20.95	€ 20.52	€ 28.40	USD 84.88	€ 48.00	€ 48.00	€ 65.00	€ 64.00

Exercise period
From	07.01.98	07.01.98	05.01.02	12.11.02	12.09.03	09.08.04		04.01.03	07.01.03	12.13.03	12.13.01
								04.01.05	07.01.05	12.13.05	12.13.04
To	12.31.03	12.31.03	12.31.04	12.31.04	12.31.05	12.31.05		12.31.05	06.30.04	12.31.05	12.12.08
								12.31.07	06.30.06	12.31.07	12.12.08

Outstanding at January 1, 1996	—	—	—	—	—	—	—	—	—	—	—
Granted	9,069,500	394,000	—	—	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(185,000)	—	—	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1996	8,884,500	394,000	—	—	—	—	—	—	—	—	—

Granted			8,199,500	367,000	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(396,000)	(7,500)	(115,000)	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1997	8,488,500	386,500	8,084,500	367,000	—	—	—	—	—	—	—

Granted	—	—	—	—	11,602,500	—		—	—	—	—
Exercised	(2,163,950)	(114,000)	—	—	—	—	—	—	—	—	—
Forfeited	(30,500)	(5,000)	(45,000)	(5,000)	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1998	6,294,050	267,500	8,039,500	362,000	11,602,500	—		—	—	—	—

Granted	—	—	—	—	—	545,000	7,866,630			—	—
Exercised	(1,630,425)	(38,250)	(35,000)	—	—	—	—	—	—	—	—
Forfeited	(5,000)	—	(100,000)	(7,500)	(427,250)	—	(143650)	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1999	4,658,625	229,650	7,904,500	354,500	11,175,250	545,000	7,722,980	—	—	—	—

Granted	—	—	—	—	—	—	19,407,838	15,239,250	8,905,804	1,235,500	306,700
Exercised	(1,277,690)	(92,750)	(56,000)	—	—	—	(393,296)	(10,000)	—	—	—
Forfeited	—	—	(112,500)	(2,500)	(412,000)	(46,250)	(3,060,818)	(923,120)	(47,328)	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2000	3,380,935	136,500	7,736,000	352,000	10,763,250	498,750	23,676,704	14,306,130	8,858,476	1,235,500	306,700

Exercised	(732,728)	(1,250)	(15,000)	—	—	—	(261,205)	(3,000)	(376)	—	—
Forfeited	—	—	(30,000)	—	(60,000)	(5,000)	(3,327,376	(161,500)	(122,364)	(130,150)	(3,600)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001	2,648,207	135,250	7,691,000	352,000	10,703,250	493,750	20,088,123	14,141,630	8,735,736	1,105,350	303,100

Exercised	(6,577)	—	(1,000)	—	—	—	—	—	—	—	—
Forfeited	(12,000)	—	(157,500)	(30,000)	(306,000)	(22,500)	(3,871,401)	(581,075)	(37,684)	(40,000)	(5,100)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	2,629,630	135,250	7,532,500	322,000	10,397,250	471,250	16,216,722	13,560,555	8,698,052	1,065,350	298,000

Exercised		—		—	—	—	—	—	—	—	—
Forfeited	(27,500)	—	(40,000)	(10,000)	(165,000)	(17,500)	(2,797,641)	(320,500)	(6,524)	(32,500)	(86,421)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	2,602,130	135,250	7,492,500	312,000	10,232,250	453,750	13,419,081	13,240,055	8,691,528	1,032,850	211,579

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						1999	1999-2000
	1996 Plans		1997 Plans		1998 Plan	Plans	U.S. Plans	2000 Plans

					(in nu	mbe of opt	ions)
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	—	—	(56,000)	(15,000)	(110,000)	(10,000)	(2,276,230)	(174,000)	(5,429,868)	(11,000)	(3,838)
Expired	(2,602,130)	(135,250)	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	—	—	7,436,500	297,000	10,122,250	443,750	11,142,851	13,066,055	3,261,660	1,021,850	207,741

Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	—	—	—	—	(237,500)	(22,500)	(476 095)	(203,750)	(2,956)	(18,000)	(10,241)
Expired	—	—	(7,436,500)	(297,000)	—	—	(608 141)	—	—	—

Outstanding at December 31, 2005	—	—	—	—	9,884,750	421,250	10,058,615	12,862,305	3,258,704	1,003,850	197,500

	2001 Plans

	(in number of options)
Exercise price	€ 50.00	€ 50.00	€ 41.00	€ 39.00	€ 32.00	€ 19.00	€ 9.00	€ 20.80	€ 9.30	€ 20.80

Exercise period
From	03.07.02	07.01.04	04.02.02	04.02.02	06.15.02	09.03.02	11.15.02	12.19.02	12.19.02	01.01.05
	03.07.05	07.01.05			06.15.05	09.03.05	11.15.05	12.19.05	12.19.05	01.01.06
To	03.06.09	06.30.05	04.01.09	04.01.09	06.14.09	09.02.09	11.14.09	12.18.09	12.18.09	12.31.05
	03.06.09	06.30.06			06.14.09	09.02.09	11.14.09	12.18.09	12.18.09	12.31.06

Granted	37,668,588	275,778	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	935,660
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,075,160)	(825)	(7,050)	—	(19,350)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001	36,593,428	274,953	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	935,660

Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,271,749)	(2,343)	(5,500)	—	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)	(16,840)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	35,321,679	272,610	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600	918,820

Exercised	—	—	—	—	—	—	—	—	(64,444)	—
Forfeited	(6,345,632)	(150)	(24,050)	—	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)	(23,950)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	28,976,047	272,460	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406	894,870

Exercised	—	—	—	—	—	—	(3,000)	—	(42,574)	—
Forfeited	(1,047,721)	(240)	—	—	(33,484)	(8,800)		(2,539,840)	(13,326)	(240)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	27,928,326	272,220	12,250	2,500	783,621	106,050	106,000	20,531,141	339,506	894,630

Exercised	—	—	—	—	—	—	—	—	(2,500)	—
Forfeited	(806,956)	(194,670)	—	—	(15,981)	(2,250)	—	(1,547,776)	(101)	(640)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2005	27,121,370	77,550	12,250	2,500	767,640	103,800	106,000	18,983,365	336,905	893,990

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002 Plans

	(in number of options)
Exercise price	€17.20	€16.90	€14.40	€13.30	€5.20	€3.20	€4.60	€5.40

Exercise period
From	02.15.03	04.02.03	05.13.03	06.03.03	09.02.03	10.07.03	11.14.03	12.02.03
	02.15.06		05.13.06	06.03.06	09.02.06	10.07.06	11.14.06	12.02.06
To	02.14.10	04.01.10	05.12.10	06.02.10	06.01.10	10.06.10	11.13.10	12.01.10
	02.14.10		05.12.10	06.02.10	06.01.10	10.06.10	11.13.10	12.01.10

Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	—	—	—	—	—	—	—	—
Forfeited	(14,250)	(1,000)	—	(17,660)	(64,250)	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050

Exercised	—	—	—	—	(32 182)	(853)	(3 375)	—
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800

Exercised	—	—	—	—	(204,147)	(3,165)	(20,838)	(3,562)
Forfeited	(5,578)	(6,000)	(4,469)	(5,771)	(60,849)	(3,885)	(7,294)	(2,000)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	83,367	35,750	44,581	243,479	654,390	13,459	75,993	38,238

Exercised	—	—	—	—	(228,445)	(3,000)	(25,873)	(15,685)
Forfeited	(10,537)	(1,000)	(3,281)	(11,500)	(15,544)	—	—	(10,918)
Expired	—	—	—	—	—	—	—	—
Adjustments	—	—	—	—	—	—	1,104	—

Outstanding at December 31, 2004	72,830	34,750	41,300	231,979	410,401	10,459	51,224	11,635

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003 Plans

	(in number of options)
Exercise price	€6.70	€6.70	€7.60	€8.10	€9.30	€10.90	€11.20	€11.10

Exercise period
From	03.07.04	07.01.06	06.18.04	07.01.04	09.01.04	10.01.04	11.14.04	12.01.04
	03.07.07	07.01.07	06.18.07	07.01.07	09.01.07	10.01.07	11.14.07	12.01.07
To	03.06.11	06.30.07	06.17.11	06.30.11	08.31.11	09.30.11	11.13.11	11.30.11
	03.06.11	06.30.08	06.17.11	06.30.11	08.31.11	09.30.11	11.13.11	11.30.11

Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	—	—	—	—	—	—
Forfeited	(1,583,230)	(17,193)	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850

Exercised	(1,221,749)	(111)	(6,944)	(473)	(1,603)	—	—	(562)
Forfeited	(1,142,822)	(605)	(31,654)	(23,951)	(6,300)	(29,376)	(2,000)	(37,300)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	21,671,314	809,411	299,602	29,526	141,497	71,974	61,600	163,988

Exercised	(1,566,542)	(147)	(10,746)	(1,842)	(833)	—	—	—
Forfeited	(477,617)	(467)	(10,378)	(5,434)	(2,735)	(10,291)	(1,500)	(29,501)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2005	19,627,155	808,797	278,478	22,250	137,929	61,683	60,100	134,487

	2004 Plans

	(in number of options)
Exercise price	€13,20	€13,10	€12,80	€11,70	€9,90	€9,80	€11,20	€11,90

Exercise period
From	03.10.05	04.01.05	05.17.05	07.01.05	09.01.05	10.01.05	11.12.05	12.01.05
	05.10.08	04.01.08	05.17.08	07.01.08	09.01.08	10.01.08	11.12.08	12.01.08
To	03.09.12	03.31.12	05.16.12	06.30.12	08.31.12	09.30.12	11.11.12	11.30.12
	03.09.12	03.31.12	05.16.12	06.30.12	08.31.12	09.30.12	11.11.12	11.30.12

Granted	18,094,315	48,100	65,100	313,450	38,450	221,300	69,600	42,900
Exercised	—	—	—	—	—	—	—	—
Forfeited	(724,065)	(7,350)	(2,550)	(13,500)	—	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	17,370,250	40,750	62,550	299,950	38,450	221,300	69,600	42,900

Exercised	—	—	—	—	—	(300)	—	—
Forfeited	(1,017,737)	(11,292)	(6,050)	(22,450)	(1,300)	(27,700)	(800)	(5,000)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2005	16,352,513	29,458	56,500	277,500	37,150	193,300	68,800	37,900

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005 Plans

	(in number of options)
Exercise price	€11.41	€10.00	€8.80	€9.80	€10.20

Exercise period
From	01.03.06	03.10.06	06.01.06	09.01.06	11.14.06
		03.10.09	06.01.09	09.01.09	11.14.09
To	01.02.13	03.09.13	05.31.13	08.31.13	11.13.13
		03.09.13	05.31.13	08.31.13	11.13.13

Granted	497,500	16,756,690	223,900	72,150	54,700
Exercised	—	—	—	—	—
Forfeited	(17,400)	(707,210)	(8,800)	—	—
Expired	—	—	—	—	—

Outstanding at December 31, 2005	480,100	16,049,480	215,100	72,150	54,700

      The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).
      The following table sets forth the U.S. and Canadian companies that issued these plans, the number of outstanding and exercisable options as of December 31, 2005, the weighted average exercise price and the weighted average exercise period.

		Outstanding options			Exercisable options

			Weighted
			remaining	Weighted		Weighted
		Number	exercise	Average	Amount	Average
		outstanding at	period	Exercise	exercisable at	Exercise
Company	Exercise Price	31/12/2005(a)	(years)	Price	31/12/2005(a)	Price

Packet Engines	USD 0.29-USD 0.86	10,372	2.10	0.59	10,372	0.59
Xylan	USD 0.05-USD 18.14	1,393,928	2.21	9.08	1,393,928	9.08
Internet Devices Inc	USD 0.26-USD 1.17	23,980	2.88	0.92	23,980	0.92
DSC	USD 16.57-USD 44.02	45,690	1.25	20.40	45,690	20.40
Genesys	USD 0.01-USD 41.16	3,018,403	3.25	20.70	3,018,403	20.70
Newbridge	USD 11.72-USD 52.48	4,253	2.40	12.73	4,253	12.73
Astral Point	EUR 0.29-EUR 58.71	74,510	4.29	16.57	74,510	16.57
Telera	EUR 0.43-EUR 6.36	136,161	4.88	5.15	135,759	5.14
Imagic TV	EUR 2.84-EUR 64.68	78,506	1.74	18.69	78,069	18.77
TiMetra	EUR 0.53-EUR 7.97	1,703,423	4.96	5.91	1,152,000	5.10
Spatial Wireless	EUR 0.24-EUR 9.10	858,123	8.24	2.97	248,177	2.99

Total number of options		7,347,349			6,185,141

(a)	In number of Alcatel shares.
     Except in the case of Astral Point, Telera, Imagic TV, TiMetra and Spatial Wireless, upon exercise, Alcatel will not issue new ADSs (or, consequently, shares); the options set forth in the above table for Packet Engines, Xylan, Internet Devices, DSC, Genesys and Newbridge entitle the holders to purchase existing ADSs held by Group subsidiaries.

(e)	Share-based payments
      Only stock option plans established after November 7, 2002, and whose stock options were not yet fully vested at January 1, 2005, are restated according to IFRS 2 “Share-based Payment”. Those stock options that

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
were fully vested at December 31, 2004 do not therefore result in either a charge in 2004 or in subsequent accounting periods.
      By simplification, during the vesting period and as a result of employees leaving the Group, no option cancellations are considered when determining compensation expense for stock options granted. During the vesting period and as a result of employees leaving the Group, the accounting impact of option cancellations is recognized when the cancellation is made. For options cancelled before the end of the vesting period, this can mean correcting the charge, recognized in prior accounting periods, in the period following the cancellation.
      Options cancelled after the vesting period and options not exercised do not result in correcting charges previously recognized.
— Fair value of granted options
      The fair value of stock options is measured using the Cox-Ross-Rubinstein Binomial model. This allows behavioral factors governing the exercise of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period. The expected volatility is determined as being the implied volatility at the grant date.
      Assumptions for the plans representing more than 1,000,000 outstanding options are as follows:

—	expected volatility: 60% for the 2002 and March 2003 plans and 40% for the later plans;

—	risk-free rate: 4.58% for the 2002 plans, 3.84% for the March 2003 plan, 3.91% for the March 2004 plan and 3.50% for the March 2005 plan ;

—	distribution rate on future income: 0% in 2003, 2004 and 2005 and 1% for later years.
      Based on these assumptions, the fair values of options used in the calculation of compensation expense for share-based payments are as follows:

—	2002 plans: weighted average fair value of € 2.48 ;

—	March 2003 plan with an exercise price of €6.70: fair value of € 3.31;

—	March 2004 plan with an exercise price of €13.20: fair value of € 5.06;

—	March 2005 plan with an exercise price of €10.00: fair value of € 3.72;
      Other plans have fair values between €2.89 and €5.08 and a weighted average fair value of € 3.86.

—	Impact on net income (loss) of share-based payments resulting from stock option or stock purchase plans
      Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

	2005	2004

	(in millions
	of euros)
Compensation expense for share-based payments	69	60
These amounts are presented on a separateline in the income statement and concern thefollowing captions:
— cost of sales	22	19
— administrative and selling expenses	29	26
— research and development costs	18	15

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The entire expense recognized in application of IFRS 2 concerns share-based payments. None of these transactions results in the outflow of cash.

—	Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions:
      The following rules are applicable to all plans granted in 2002, 2003, 2004 and 2005:

—	Vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48 th additional options are vested if the employee remains employed by the Group.

—	Exercise period depends on countries: in some countries, stock options can be exercised as soon as they are vested; in other countries, a four-year period of inalienability exists. Whatever the beginning of the period is, stock options terminate 8 years after the grant date.
      Exceptionally, certain plans that existed in companies acquired in a business combination have been converted into Alcatel subscription stock option plans or stock purchase plans. The vesting conditions are not necessarily aligned to Alcatel’s vesting conditions.

Conditions of settlement:
      All stock options granted are exclusively settled in shares.

Number of options granted and change in number of options
      Stock option plans covered by IFRS 2 and the change in number of stock options generating compensation expense are:

	2002 Plans	2003 Plans		2004 Plans		2005 Plans		Total

	(in number of options)
	€4,60 to		€7.60 to		€9.80 to		€8.80 to
Exercise price	5.40	€6.70	11.20	€13.20	13.10	€10.00	11.41

Exercise period
From	11/14/03	03/07/04	06/08/04	03/10/05	04/01/05	03/10/06	01/03/06
	12/02/06	03/07/07	12/01/07	03/10/08	12/01/08	03/10/09	11/14/09
To	11/13/10	06/30/07	06/17/11	03/09/12	03/31/12	03/09/13	01/31/13
	12/01/10	06/30/07	11/30/11	03/09/12	11/30/12	03/09/13	11/13/13

Outstanding at December 31, 2004	65,181	12,079,954	536,493	17,370,250	775,500	—	—	30,827,378

Granted	—	—	—	—	—	16,756,690	848,250	17,604,940
Exercised	(20,774)	(1,172,079)	(10,050)	—	(300)	—	—	(1,203,203)
Forfeited	(4,907)	(357,667)	(44,854)	(1,017,737)	(74,592)	(707,210)	(26,200)	(2,233,167)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2005	39,500	10,550,208	481,589	16,352,513	700,608	16,049,480	822,050	44,995,948

Of which could be exercised	29,189	5,809,745	271,665	7,316,197	208,096	—	—	13,634,892
Weighted average share price at exercise date	€9.86	€9.99	€10.39	—	€9.80	—	—	€9.99

(f)	Treasury stock
      Alcatel has established a buy-back program for the ordinary shares, authorized at the shareholders’ ordinary annual general meetings held on April 17, 2003, June 4, 2004 and May 20, 2005, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchases may

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
only relate up to a maximum of 10% of the capital stock over a period of up to 18 months from the most recent shareholders’ general meeting. As part of this program, no shares had been purchased as of December 31, 2005 (no shares had been purchased in 2004).
      Alcatel shares owned by Group consolidated subsidiaries were €1,575 million at December 31, 2005 (€ 1,607 million at December 31, 2004). They are deducted at cost from retained earnings.

(g)	Minority interests

(in millions
of euros)

Balance at January 1, 2004	388

Other changes*	(84)
Minority interests in 2004 income	69

Balance at December 31, 2004	373

Other changes**	63
Minority interests in 2005 income	41

Balance at December 31, 2005	477

  *    This amount relates to translation adjustments and to changes related to discontinued operations.

**	This amount primarily relates to translation adjustments.
Note 24 — Compound financial instruments

	ORANE		OCEANE

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

	(in millions of euros)
Balance sheet
Capital stock	242	242	—	—
Additional paid-in capital	403	403	—	—
Reserves (prepaid interest)	(132)	(132)	—	—
Reserves (equity component)	—	—	126	146

Shareholders’ equity	513	513	126	146

Convertible bonds — due after one year	—	—	901	886
Convertible bonds — due within one year (interest paid and payable)	—	—	48	49

Financial debt	—	—	949	935

Income statement
Finance costs relating to gross debt	—	—	(68)	(67)

(a)	ORANE (Obligations Remboursables en Actions Nouvelles ou Existantes)
      On December 19, 2002, Alcatel issued 120,786,517 notes, of nominal value €5.34 each, mandatorily redeemable for new or existing shares (ORANE) (one share for one note), for a total amount of € 645 million, with a maturity date of December 23, 2005. The notes carried an annual interest rate of 7.917%. On

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
January 2, 2003, Alcatel paid the full amount of the discounted interest of €132 million, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to € 1.09115 for each bond.
      For the repayment of the ORANEs, Alcatel issued only new shares.
      During 2004, 3,660 notes were repaid by issuance of 3,212 shares. During 2005, and prior to the redemption of the notes on December 23, 2005, 10,560 notes were repaid by issuance of 10,307 shares (the difference between the number of notes repaid and the number of shares issued (253) results from the impact of discounted interest at the time of the debt issuance).
      The notes were entirely redeemed on December 23, 2005 by the issuance of 120,769,959 shares.
      The ORANE notes are considered as a component of equity that is classified from the outset in shareholders’ equity. As the discounted interest was paid in full on January 2, 2003, that amount was also recognized in shareholders’ equity and no interest expense was recognized either in the 2004 or 2005 income statements. The net amount of € 513 million received from the note issuance has therefore been reclassified to shareholders’ equity in the opening balance sheet at January 1, 2004 in accordance with IFRSs.

(b)	OCEANE (Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes)
      On June 12, 2003, Alcatel issued 63,192,019 bonds having a nominal value of €16.18 each, convertible into new or existing Alcatel ordinary shares (OCEANE) for a total value of € 1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.
      These bonds have a buy-back option that Alcatel can exercise in the period from June 12, 2008 to December 31, 2010.
      The OCEANE bonds are considered as a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €860.7 million, which corresponds to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at €161.8 million at the date of issuance. The contra entry to the equity component, which is amortized to income over the life of the debt, increases the interest cost of this financial debt by €20.0 million in 2005 and by € 18.6 million in 2004.
      The effective rate of interest of the debt component is 7.83% including debt issuance costs.
      At December 31, 2005, the fair value of the debt component of the OCEANE bonds was €1,099 million (see note 26g) and the market value of the OCEANE bonds was € 1,151 million.
Note 25 — Pensions, retirement indemnities and other post-retirement benefits
      In accordance with the laws and customs of each country, the Group provides to its employees pension plans, medical insurance and reimbursement of medical expenses. In France, Group employees benefit from a retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.
      Over and above state pension plans, the plans can be defined contribution plans or defined benefit plans. In the latter case, the plans are wholly or partially funded by assets solely to support such plans (listed shares, bonds, insurance contracts or other types of dedicated investments).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
— State plans
      In certain countries, and more particularly in France and Italy, the Group participates in mandatory social security plans organized at state or industry level, for which contributions expensed correspond to the contributions due to such state or equivalent organizations. Such plans are considered to be defined contribution plans. However, in certain countries, the element of social security contributions paid that relates to pension plans is not clearly identifiable.
— Other defined contribution plans
      The benefits paid out depend solely on the amount of contributions paid into the plan and the investment returns arising from the contributions. The Group’s obligation is limited to the amount of contributions that are expensed.
      Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) are €40 million for 2005 (€ 40 million for 2004).
— Defined benefit plans
      Independent actuaries calculate annually the Group’s obligation in respect of these plans, using the projected unit credit method. Actuarial assumptions comprise mortality, rates of employee turnover, projection of future salary levels and revaluation of future benefits. Future estimated benefits are discounted using discount rates appropriate to each country.
      These plans have differing characteristics:

—	life annuity: the retirees benefit from receiving a pension during their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States.

—	lump-sum payment on the employee’s retirement or departure. These plans are to be found primarily in France, Belgium and Italy.

—	post-employment medical care during retirement. In the United States, Alcatel reimburses medical expenses of certain retired employees.
      Pensions and retirement obligations are determined in accordance with the accounting policies presented in note 1k.
      For retirement plans, actuarial gains and losses are recognized as income or expense in accordance with the “corridor” method (net cumulative actuarial gains and losses exceeding the greater of 10% of the present value of the defined benefit obligations and 10% of the fair value of the plan assets are amortized as income or expense over the expected average remaining working period).
      For plans providing for the reimbursement of medical expenses, actuarial gains and losses are recognized as income or expense over the average remaining working period.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2005 and 2004 are as follows (the rates indicated are weighted average rates):

	2005	2004

	(in millions of euros)
Discount rate	3.95%	4.46%
Future salary increases	3.34%	3.52%
Expected long-term return on assets	4.28%	4.70%
Post-retirement cost trend rate	7.50%	7.50%
Average residual active life	15-27 years	15-27 years
      The above rates are broken down by geographical segment as follows for 2005 and 2004:

			Expected long-term
	Discount rate	Future salary increases	return on assets

2005
France	3.75%	3.49%	4.27%
Belgium	3.75%	3.70%	3.75%
United Kingdom	5.00%	4.25%	6.50%
Germany	3.75%	2.75%	3.50%
Rest of Europe	3.32%	2.86%	3.85%
North America	4.98%	4.93%	5.37%
Other	4.25%	4.89%	5.12%
2004
France	4.32%	2.82%	4.73%
Belgium	4.30%	5.98%	4.00%
United Kingdom	5.25%	4.50%	6.50%
Germany	4.31%	2.75%	4.50%
Rest of Europe	3.96%	2.55%	4.68%
North America	5.27%	4.76%	5.37%
Other	5.03%	4.16%	3.37%
      The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations — AA or AAA) having maturity dates equivalent to those of the plans.
      The returns on plan assets are determined plan by plan and depend upon the asset allocation of the investment portfolio and the expected future performance.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Components of net periodic cost of post-employment benefit plans are:

	2005	2004

	(in millions of
	euros)
Service cost	(60)	(72)
Interest cost	(139)	(146)
Expected return on plan assets	93	96
Amortization of prior service cost	—	—
Amortization of recognized actuarial gain/(loss)	8	5
Effect of curtailments	5	15
Effect of settlements	—	—
Effect of adjustment on net assets	—	(2)

Net periodic benefit cost	(93)	(104)

Of which: recognized in operating profit (loss)	(47)	(54)
recognized in other financial income (loss)	(46)	(50)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in the obligation recorded in the balance sheet is as follows:

	2005	2004

	(in millions of
	euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at January 1	(3,282)	(3,212)

Service cost	(60)	(72)
Interest cost	(139)	(146)
Plan participants’ contributions	(5)	(4)
Amendments	—	(72)
Business combinations	(31)	—
Disposals	2	53
Curtailments	7	14
Settlements	26	19
Special termination benefits	(2)	0
Actuarial (gains) and losses	(129)	(46)
Benefits paid	177	166
Other (foreign currency translation)	(60)	18

Benefit obligation at December 31	(3,496)	(3,282)

Benefit obligation excluding effect of future salary increases	(3,230)	(2,934)
Effect of future salary increases	(266)	(348)

Benefit obligation	(3,496)	(3,282)

Pertaining to retirement plans	(3,476)	(3,265)
Pertaining to post-employment medical care plans	(20)	(17)
CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1	2,106	1,974

Actual return on plan assets	93	96
Actuarial gains and (losses)	111	47
Employers’ contributions	80	84
Plan participants’ contributions	5	4
Amendments	—	32
Business combinations	—	—
Disposals	—	—
Curtailments	—	—
Settlements	(26)	(15)
Benefits paid/ Special termination benefits	(117)	(108)
Other (foreign currency translation)	34	(8)

Fair value of plan assets at December 31	2,286	2,106

Present value of defined benefit obligations that are wholly or partly funded	(2,426)	(2,323)
Fair value of plan assets	2,286	2,106

Funded status of defined benefit obligations that are wholly or partly funded	(140)	(217)

Present value of defined benefit obligations that are wholly unfunded	(1,070)	(959)

Funded status	(1,210)	(1,176)

Unrecognized actuarial losses/(gains)	46	9
Unrecognized prior service cost	—	—
Unrecognized surplus (due to application of asset ceiling)	(3)	(5)

NET AMOUNT RECOGNIZED	(1,167)	(1,172)

of which:
— prepaid pension costs	294	287
— pensions, retirement indemnities and other post-retirement benefits	(1,461)	(1,459)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The unfunded status, which amounted to €1,210 million at December 31, 2005 (€ 1,176 million at December 31, 2004), relates primarily to France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans.
      The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous year are as follows:

Experience adjustments
				generated on the benefit		Experience adjustments
				obligation		generated on the plan assets

			Funded		In percentage		In percentage
	Benefit		(unfunded)		of the benefit		of the plan
	obligation	Plan assets	status	Amount	obligation	Amount	assets

(in millions of euros)
2005	(3,496)	2,286	(1,210)	72	2.06%	111	4.86%
2004	(3,282)	2,106	(1,176)	6	0.18%	47	2.23%
      In respect of the medical care plans, a change of one percentage point in the assumed medical costs has the following impact:

	Increase of	Decrease of
	1%	1%

	(in millions of euros)
Impact on the current service cost and interest costs	(0)	0
Impact on the benefit obligation	(0)	0
      The plan assets of retirement plans are invested as follows:

		Equity	Short-term	Property
	Bonds	Securities	Investments	assets	Total

	(in millions of euros and percentage)
2005	941	626	348	371	2,286
	41%	28%	15%	16%	100%
2004	853	576	365	312	2,106
	41%	27%	17%	15%	100%
      The investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity securities cannot exceed 80% of plan assets and no individual equity security may represent more than 5% of total equity securities within the plan. The equity securities held by the plan must be listed on a recognized exchange.
      The property assets are not occupied by Group entities.
      The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.
      The contributions that are expected to be paid for 2006 are € 66 million for the retirement plans.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 26 — Financial debt

(a)	Analysis of financial debt, net

	2005	2004

	(in millions of
	euros)
Marketable securities, net	640	552
Cash and cash equivalents	4,510	4,611

Cash, cash equivalents and marketable securities	5,150	5,163

(Convertible and other bonds — long-term portion)	(2,393)	(3,089)
(Other long-term debt)	(359)	(402)
(Current portion of long-term debt)	(1,046)	(1,115)

(Financial debt, gross)	(3,798)	(4,606)

Derivative interest rate instruments — other current and non-current assets	178	148
Derivative interest rate instruments — other current and non-current liabilities	(71)	(43)

Cash (financial debt), net	1,459	662

(b)	Analysis of financial debt, gross — by type

	2005	2004

	(in millions of
	euros)
Convertible bonds	901	886
Other bonds	1,960	2,788
Bank loans and overdrafts	629	687
Commercial paper	127	61
Finance lease obligations	60	45
Accrued interest	121	139

Financial debt, gross	3,798	4,606

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Convertible bonds
      The characteristics of these bonds and how they are recognized are detailed in note 24b.
Other bonds
Changes in 2005:
     • Repurchases
      Certain other bonds were subject to buy-back and cancellation in 2005, amounting to €291 million and corresponding to a nominal value of € 280 million, detailed as follows:

Nominal value repurchased:
5.875% EUR due September 2005	€51,627,000
Zero-rate coupon due June 2006	€4,838,724
5.625% EUR due March 2007	€150,925
7.00% EUR due December 2006	€72,603,000
4.375% EUR due February 2009	€150,676,000
      The difference between the repurchased amount and the nominal value was included in financial income (loss) in other financial income (loss), net (see note 8).
     • Repayments
      The balance of the bonds carrying interest at 5.875% was repaid in September 2005 for a residual nominal amount of € 524.7 million.
Changes in 2004:
     • Offer to exchange bonds:
      On March 17, 2004, Alcatel launched an offer to exchange bonds in a strategy primarily to lengthen its average debt maturity. On March 30, 2004, Alcatel announced that bonds with a nominal value of €366 million, coming from Alcatel’s 7% bond issue of €1.2 billion, due 2006, had been exchanged by the holders for new euro bonds having a nominal value of €412 million, due 2014. The new bonds bear interest at 6.375% per annum. Additional bonds having a nominal value of €50 million, which are interchangeable with the new bonds, were also issued. The total nominal value of the new and additional bonds, due 2014, amounts to € 462 million. The exchange offer, which closed on April 7, 2004, was recorded in the second quarter 2004. In accordance with IAS 39, such exchange of debt is not considered as an extinguishment of the initial debt and the issuance of new debt, because the borrowing conditions are not substantially different as a result of the exchange transaction. The loss arising on the exchange offer and the related transaction fees are recognized as an adjustment of the carrying amount of the existing debt and are amortized over the remaining life of the adjusted bonds.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     • Repurchases and repayments:
      During 2004, certain other bonds were subject to buy-back and cancellation, amounting to €643 million and corresponding to a nominal value of € 617 million, detailed as follows:

Nominal value
Repurchased bonds	repurchased

5.75% FRF due February 2004	€762,245
5% EUR due October 2004	€22,819,000
5.875% EUR due September 2005	€217,102,000
Zero-rate coupon due June 2006	€111,191,052
5.625% EUR due March 2007	€38,874,495
7% EUR due December 2006	€226,209,000
      The difference between the repurchased amount and the nominal value was included in financial income (loss) in other financial income (loss), net (see note 8).
      The other changes for 2004 were the repayment on February 17, 2004 of the residual €183 million on bonds issued by Alcatel at a fixed rate of 5.75% in February 1994, and the repayment on October 12, 2004 of the residual € 336.4 million in bonds issued at a rate of 5% on October 12, 1999.

(c)	Analysis by maturity date

	2005	2004

	(in millions of
	euros)
Current portion of long-term debt	769	910
Short-term debt	277	205

Financial debt due within one year	1,046	1,115
2006	—	627
2007	364	393
2008	104	61
2009	878	1,043
2010	9	—
2011 and thereafter	1,397	1,367

Financial debt due after one year	2,752	3,491

Total	3,798	4,606

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Debt analysis by rate

	2005

		Effective	Interest
		interest	rate after
	Amounts	rate	hedging

	(in millions of euros)
Convertible bonds	901	7.83%	7.40%
Other bonds	1,960	6.16%	4.57%
Bank loans and overdrafts and finance lease obligations	689	3.58%	3.29%
Commercial paper	127	2.47%	2.47%
Accrued interest	121	5.39%	4.18%

Financial debt, gross	3,798	5.94%	4.93%

(e)	Debt analysis by type of rate

	2005		2004

	Before	After	Before	After
	hedging	hedging	hedging	hedging

	(in millions of euros)
Total fixed rate debt	3,686	1,132	4,468	1,153
Total floating rate debt	112	2,666	138	3,453

Total	3,798	3,798	4,606	4,606

(f)	Debt analysis by currency

	2005		2004

	Before	After	Before	After
	hedging	hedging	hedging	hedging

	(in millions of euros)
Euro	3,609	3,609	4,512	4,512
U.S. Dollar	141	141	52	52
Other	48	48	42	42

Total	3,798	3,798	4,606	4,606

(g)	Fair value of debt
      The fair value of Alcatel’s debt is determined for each loan by discounting the future cash flows using a discount rate corresponding to bond yields at the end of the year, adjusted by the Group’s credit rate risk. The fair value of debt and bank overdrafts at floating interest rates approximates the net carrying amounts.
      At December 31, 2005, the fair value of debt before hedging (and credit spread) amounted to € 4,141 million.
      The fair value of the financial instruments that hedge the debt is calculated in accordance with the same method, based on the net present value of the future cash flows.
      At December 31, 2005, the fair value of the debt after hedging was € 4,033 million.
      At December 31, 2004, the fair value of debt before hedging (and credit spread) amounted to € 4,926 million.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The fair value of the financial instruments that hedge the debt is calculated in accordance with the same method, based on the net present value of the future cash flows.
      At December 31, 2004, the fair value of the debt after hedging was € 4,748 million.

(h)	Credit rating
      At January 31, 2006, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Moody’s	Ba1	Not Prime	Positive	April 11, 2005
Standard & Poor’s	BB	B	Stable	November 10, 2004
      On April 11, 2005, Moody’s upgraded Alcatel’s long-term debt credit rating to Ba1 from Ba3 and maintained its outlook Positive. The Not Prime rating of the short-term debt was reaffirmed.
Recent history of Alcatel’s long-term debt credit rating

Date	Moody’s		Date	Standard & Poor’s

April 11, 2005	Ba1	Outlook Positive	November 10, 2004	BB	Outlook Stable
September 8, 2004	Ba3	Outlook Positive	March 10, 2004	BB-	Outlook Stable
May 10, 2004	B1	Outlook Positive	August 11, 2003	B+	Outlook Stable
December 5, 2003	B1	Outlook Stable	October 4, 2002	B+	Outlook Negative
November 20, 2002	B1	Outlook Negative	July 12, 2002	BB+	Outlook Negative
Rating clauses affecting Alcatel debt at December 31, 2005
      Alcatel’s short-term debt rating allows a limited access to the commercial paper market.
      Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and was first applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings with both agencies move back to investment grade level. However, this interest rate decrease will not take place since the condition relating to Alcatel’s ratings was not met before December 31, 2005.
Syndicated bank credit facility
      On March 15, 2005, Alcatel amended the three-year multi-currency revolving facility that had been put in place on June 21, 2004. Consequently, the maturity date of the facility was lengthened from June 2007 to June 2009, the financial conditions were improved and one of the financial covenants was eliminated. Moreover, Alcatel decided to reduce the amount of this revolving facility from €1,300 million to € 1,000 million.
      The availability of this syndicated credit facility of € 1,000 million is not dependent upon Alcatel’s credit ratings. At December 31, 2005, the credit facility had not been drawn and remained undrawn at the date of approval of the 2005 financial statements by Alcatel’s Board of Directors. Alcatel’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel to

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
generate sufficient cash to repay its net debt. As the Group had cash, cash equivalents and marketable securities in excess of its gross financial debt at December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and at December 31, 2004, 2003 and 2002, the above-mentioned financial covenant was not applicable at these dates.
Note 27 — Provisions

(a)	Balance at December 31

	2005	2004

	(in millions of
	euros)
Provisions for product sales	580	662
Provisions for restructuring	417	692
Provisions for litigation	130	95
Other provisions	494	600

Total*	1,621	2,049

* Of which: portion expected to be used within one year	1,024	1,397
portion expected to be used after one year	597	652
(b)     Change during 2005

					Change in
	December 31,				consolidated		December 31,
	2004	Appropriation	Utilization	Reversals	companies	Other	2005

						(in millions of euros)
Provisions for product sales	662	305	(212)	(236)	(7)	68	580
Provisions for restructuring	692	172	(414)	(40)	(7)	14	417
Provisions for litigation	95	21	(28)	(10)	—	52	130
Other provisions	600	76	(59)	(41)	(16)	(66)	494

Total	2,049	574	(713)	(327)	(30)	68	1,621

Effect on the income statement:
— operating profit (loss)		(360)		267			(93)
— restructuring costs		(161)		40			(121)
— other financial income (loss)		(18)		4			(14)
— income taxes		(19)		13			(6)
— income (loss) from discontinued operations and gain/(loss) on disposal of consolidated shares		(16)		3			(13)

Total		(574)		327			(247)

      At period-end, contingent liabilities exist with regard to ongoing tax disputes. Neither the financial impact nor the timing of any outflows of resources that could result from an unfavorable outcome of these disputes can be estimated at present. Nevertheless, the Group is confident in the outcome of these ongoing disputes.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(c)     Analysis of restructuring provisions

	2005	2004

	(in millions of
	euros)
Opening balance	692	1,084

Utilization during the period	(414)	(606)
New plans and adjustments to previous estimates*	132	334
Effect of acquisition (disposal) of consolidated subsidiaries	(7)	(66)
Cumulative translation adjustments and other changes	14	(54)

Closing balance	417	692

*	For 2005, total restructuring costs were €110 million, representing a reversal of asset impairment losses of €11 million and €121 million of new restructuring plans and adjustments to previous plans (for 2004, total restructuring costs were €324 million relating to new restructuring plans and adjustments to previous plans). In addition, a finance cost of €11 million (€ 10 million for 2004) was recorded in other financial income (loss) in 2005 for the amount related to reversing the discount element included in provisions.
     For 2005, the costs relate primarily to restructuring plans in Western Europe (Germany, Spain, France).
Note 28 — Market-related exposures
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
A — Interest rate risk
      Derivative financial instruments held at December 31, 2005 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2005 and 2004, outstanding interest rate derivatives have the following characteristics:

(a)	Outstanding interest rate derivatives at December 31

• Analysis by type and maturity date

	2005

	Contract notional amounts
	Maturity date					2004

	Less than	1 to	After		Market		Market
	one year	5 years	5 years	Total	value	Total	value

	(in millions of euros)
Interest rate swaps
Pay fixed rate	1,897	3,579	133	5,609	(10)	4,088	27
Pay floating rate	2,108	5,518	498	8,124	118	7,285	149
Caps
Buy	890	1,656	—	2,546	12	3,729	13
Sell	763	1,656	—	2,419	(12)	2,971	(11)
Floors
Buy	—	—	—	—	—	367	2
Sell	—	—	—	—	—	367	(2)
Forward rate agreements
Buy	—	—	—	—	—	—	—
Sell	—	—	—	—	—	—	—
Options on interest rate swaps USD Libor
Buy	212	—	—	212	(2)	—	—
Sell	212	—	—	212	(2)	—	—

Total market value					108		178

• Analysis by accounting category

	Market value

	2005	2004

	(in millions
	of euros)
Fair value hedges	78	146
Cash flow hedge	—	—
Instruments not qualifying for hedge accounting	30	32

Total	108	178

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Interest rate sensitivity

Interest rate sensitivity in terms of financial cost
      An immediate increase in interest rates of 1%, applied to financial assets and liabilities and related hedging instruments, would decrease interest expense by €14 million for 2005 (€ 14 million for 2004).

Interest rate sensitivity in terms of mark-to-market
      An increase of 1% in the interest rate curve, applied to financial debt and related hedging instruments, would have a positive impact of €53 million on the market value of the financial debt in 2005 (€ 50 million in 2004).
B — Currency risk

(a)	Outstanding currency derivatives at December 31

• Analysis by type and currency

	2005					2004

	U.S.	British			Market		Market
	dollar	pound	Other	Total	value	Total	value

	(in millions of euros)
Buy/ Lend foreign currency
Forward exchange contracts	983	192	610	1,785	31	1,722	(37)
Short-term exchange swaps	267	72	250	589	4	132	(2)
Cross currency swaps	—	—	—	—	—	0	0
Currency option contracts:
— Buy call	355	—	235	590	18	1,406	18
— Sell put	335	—	1052	1387	(19)	2,653	(72)

Total	1,940	264	2,147	4,351	34	5,913	(93)

Sell/ Borrow foreign currency
Forward exchange contracts	1,700	129	278	2,107	(58)	2,924	177
Short-term exchange swaps	1,056	125	204	1,385	(16)	385	5
Cross currency swaps	—	—	—	—	—	—	—
Currency option contracts:
— Sell call	250	—	164	414	(15)	1,455	(17)
— Buy put	737	—	1,037	1,774	26	3,032	86

Total	3,743	254	1,683	5,680	(63)	7,796	251

Total market value					(29)		158

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

• Analysis by type and maturity

	Maturity date

	Less than	1 to	After
	1 year	5 years	5 years	Total

	(in millions of euros)
Buy/ Lend
Forward exchange contracts	1,779	6	—	1,785
Short-term exchange swaps	589	—	—	589
Cross currency swaps	—	—	—	—
Currency option contracts:
— Buy call	392	198	—	590
— Sell put	593	794	—	1,387

Total	3,353	998	—	4,351

	Maturity date

	Less than	1 to	After
	1 year	5 years	5 years	Total

	(in millions of euros)
Sell/ Borrow
Forward exchange contracts	2,055	52	—	2,107
Short-term exchange swaps	1,385	—	—	1,385
Cross currency swaps	—	—	—	—
Currency option contracts:
— Buy call	299	115	—	414
— Sell put	948	826	—	1,774

Total	4,687	993	—	5,680

• Analysis by accounting category

	Market value

	2005	2004

	(in millions
	of euros)
Fair value hedges	(37)	113
Cash flow hedge	(3)	—
Hedges of net investments	—	—
Instruments not qualifying for hedge accounting	11	45

Total	(29)	158

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Reclassification to income statement of gains or losses on hedges of forecast transactions that were originally recognized in equity

(in millions of euros)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2004	0
Changes in fair value	2
Reclassification of gains or losses to income statement	—
Cash flow hedges accounted for in shareholders’ equity at December 31, 2005	2

      Changes in the fair values of cash flow hedges accounted for in shareholders’ equity at December 31, 2005 are expected to be reclassified to the income statement for € 2 million in 2006.

(c)	Stock market risk
      Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies.
      At December 31, 2005, no transactions are in progress on Alcatel shares or on other shares held by Alcatel.
Note 29 — Customers’ deposits and advances

	2005	2004

	(in millions of
	euros)
Advance payments received on construction contracts	704	448
Other deposits and advances received from customers	440	525

Total customers’ deposits and advances	1,144	973

Of which: Portion due within one year*	961	—
Portion due after one year*	183	—

*	Data is not available for 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 30 —	Net cash provided (used) by operating activities before changes in working capital, interest and taxes

	2005	2004

	(in millions
	of euros)
Net income (loss) attributable to the equity holders of the parent	930	576

Minority interests	41	69

Adjustments:
— Depreciation and amortization of tangible and intangible assets	581	545
Of which impact of capitalized development costs	248	196
— Amortization of capitalized development costs	—	88
— Changes in pension obligations, net	(49)	(38)
— Provisions, impairment losses and fair value changes	(500)	(607)
— Net (gain) loss on disposal of assets	(317)	(139)
— Share in net income (losses) of equity affiliates (net of dividends received)	29	81
— (Income) loss from discontinued operations	13	(142)
— Finance costs	96	121
— Share-based payments	69	60
— Taxes	91	36

Sub-total of adjustments	13	5

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	984	650

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 31 —	Contractual obligations and disclosures related to off balance sheet commitments

(a)	Contractual obligations
      The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2005. Amounts related to financial debt and finance lease obligations are fully reflected in the consolidated balance sheet.

	Maturity date

	Less than	1 to	4 to	After
Contractual cash obligations	1 year	3 years	5 years	5 years	Total

	(in millions of euros)
Financial debt (excluding finance leases)	986	468	887	1,397	3,738
Finance lease obligations	60	—	—	—	60
Equity component of Oceane	—	—	—	126	126

Sub-total — included in balance sheet	1,046	468	887	1,523	3,924

Finance costs on financial debt	164	200	152	89	605
Operating leases	150	264	182	350	946
Commitments to purchase fixed assets	28	—	—	—	28
Other unconditional purchase obligations*	81	15	3	—	99

Sub total — Commitments	423	479	337	439	1,678

*	Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(b)	Off balance sheet commitments
      Off balance sheet commitments of the Group were primarily as follows:

—	certain guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions...);

—	guarantee relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

—	guarantees given under securitization programs or on sale of receivables (see description below).
      Guarantees given in the normal course of the Group’s business are presented below.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For guarantees given for contract performance, only those granted by financial institutions are presented below.

	2005	2004

	(in millions of
	euros)
Guarantees given on contracts performed by consolidated subsidiaries or by non-consolidated subsidiaries	2,034	1,742
Discounted notes receivable and other	—	5
Other contingent commitments	624	793

Sub-total — Contingent commitments	2,658	2,540

Debt security interests granted and other debt guarantees	97	156
Guarantees on cash pooling	639	605

Total	3,394	3,301

• Contingent commitments at December 31, 2005

	Maturity date

	Less than	1 to	4 to	After
Contingent commitments	1 year	3 years	5 years	5 years	Total

	(in millions of euros)
Guarantees on Group contracts*	1,223	292	180	123	1,818
Guarantees on third party contracts	139	59	9	9	216
Discounted notes receivable and other	—	—	—	—	—
Other contingent commitments	171	169	134	150	624

Total	1,533	520	323	282	2,658

Counter guarantees received	272	41	4	2	319

*  Reflected in balance sheet                                                   302
     The amounts reflected in the preceding tables represent the maximum potential amounts of future payments (undiscounted) that the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse provisions in the guarantees or guarantees given by customers for the Group’s benefit, which are included in the “counter guarantees received” line.
      Commitments related to product warranties, pension and end-of-career indemnities are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group construction contracts. For more information concerning litigation, see note 34.
      Guarantees given on Group construction contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in the table “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2005” of this note). Alcatel gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the subsidiary contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the caption “provisions” (see note 28) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “*Reflected in balance sheet”.
      Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees on Group contracts” as long as the legal release of the guarantee has not been obtained.
      Additionally, most of the performance guarantees given to Group customers are insured. The evaluation of risk related to guarantees takes into account the insurance proceeds that may be received in case of a claim.
      Guarantees given on third party construction contracts could contingently require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was €2 million at December 31, 2005 (€ 3 million at December 31, 2004).

• Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2005

	Maturity date

Guarantees on borrowings and	Less than	1 to	4 to	After		Total of the balance	% of the balance
advance payments received	1 Year	3 Years	5 Years	5 Years	Total	sheet caption	sheet caption

	(in millions of euros)
Security interests granted	5	—	—	4	9
Other guarantees given	61	1	6	20	88

Total	66	1	6	24	97

Net book value of assets given in guarantee:
— intangible assets	—	—	—	—	—	819	0.0
— tangible assets	5	—	—	—	5	1,111	0.5
— financial assets	—	—	—	4	4	306	1.3
— inventories and work in progress	—	—	—	—	—	1,438	0.0

Total	5	—	—	4	9	3,674	0.2

• Guarantee on cash pooling
      Not included in the preceding table is a guarantee granted to the banks that implement the Group cash pooling. This guarantee covers the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel Central Treasury’s accounts and the Group subsidiaries’ accounts. At December 31, 2005, this guarantee was valued at €639 million (€ 605 million at December 31, 2004).

• Sale of carry-back receivable
      In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from Alcatel’s decision to carry back 2001 tax losses. As indicated in note 38-IV-E,

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
this receivable is kept in the consolidated balance sheet with the contra entry in financial debt because of the Group’s ability to recover this receivable before its maturity date.
      Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

• Securitization of customer receivables
      In December 2003, Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with SIC 12. The receivables sold at December 31, 2005, which amounted to €61 million (€82 million at December 31, 2004), are therefore maintained in the consolidated balance sheet. At December 31, 2005, the maximum amount of receivables that could be sold amounted to €150 million (€150 million at December 31, 2004), representing a credit line available to the Group. This amount can be increased to € 250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.
Note 32 — Related party transactions
      To the Group’s knowledge, the only shareholder holding more than 5% of the parent company’s share capital is Brandes Investment Partners LP.
      Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2005 and 2004 were as follows:

	2005	2004

	(in millions of
	euros)
Revenues
Non-consolidated affiliates	44	42
— Joint ventures	—	—
— Equity affiliates	9	11
Cost of sales
— Non-consolidated affiliates	(48)	(67)
— Joint ventures	(145)	(120)
— Equity affiliates	(23)	(4)
Research and development costs
— Non-consolidated affiliates	(7)	(5)
— Joint ventures	(36)	(41)
— Equity affiliates	(3)	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Outstanding balances arising from related party transactions at December 31, 2005 and 2004 were as follows:

	2005	2004

	(in millions
	of euros)
Other assets
— Non-consolidated affiliates	21	41
— Joint ventures	30	35
— Equity affiliates	29	14
— Valuation allowances	(20)	(6)
Other liabilities
— Non-consolidated affiliates	(22)	(20)
— Joint ventures	(50)	(18)
— Equity affiliates	(18)	(15)
Cash (financial debt), net
— Non-consolidated affiliates	—	(11)
— Joint ventures	(11)	15
— Equity affiliates	(38)	(31)
      Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2005 and 2004, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:
Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year

	2005	2004

	(in millions
	of euros)
Short-term benefits
Fixed remuneration	7	7
Variable remuneration	7	4
Directors’ fees	1	1
Employer’s social security contributions	4	4
Termination benefits and retirement indemnities	5	—
Other benefits
Post-employment benefits	5	4
Share-based payments (stock option plans)	5	5

Total	34	25

Note 33 — Payroll and staff training rights

	2005	2004

	(in millions
	of euros)
Wages and salaries (including social security/pension costs)	3,702	3,740

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The law of May 4, 2004 in France provides French company employees with the right to receive individual training of at least 20 hours per year that can be accumulated over six years. Costs incurred relating to these individual training rights are considered as period costs. Cost accruals are not required to be made except in exceptional circumstances. Accumulated individual staff training rights were 601,179 hours at December 31, 2005 (312,400 hours at December 31, 2004).
Note 34 — Contingencies
      In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the U.S.) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel is involved in the following legal proceedings:
France Telecom
      Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed in Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the transmission division, and in 1992 in the switching division. Two settlement agreements were entered into with France Telecom, one in 1993 in relation to the transmission division, and the other in May 2004 in relation to the switching activity: in the latter it was recognized that the parties’ dispute on pricing did not involve fraud by Alcatel CIT.
      In April 1999, Alcatel learned that the criminal investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel had been misused. As a consequence, both Alcatel CIT and Alcatel filed civil complaints to preserve their rights with respect to this investigation.
      In January 2000, the investigating magistrate declared his investigation closed. Since then, the file has been the subject of several procedural developments, including appeals relating to the closing of the investigation phase with respect to a former employee of Alcatel CIT, who has been indicted. At the end of November 2004, the investigating magistrate again declared his investigation closed. By a decision dated June 29, 2005, which has now become final, the division of the Paris Court of Appeals dealing with issues arising in the context of criminal investigation definitely rejected a final request for annulment. As a result, the investigating magistrate may now close his judicial inquiry at any time.
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
      The actions have been consolidated in the United States District Court, Southern District of New York. Alcatel filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint. This was filed, and fully briefed as of August 5, 2005. The parties are now waiting for the judge’s decision.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Costa Rica
      Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican Attorney General and the National Congress, regarding payments alleged to have been made by a consultant on behalf of an Alcatel subsidiary to various state and local officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by the Alcatel subsidiary of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter.
      In Costa Rica and other countries, Alcatel retains consultants to assist it with its local operations and contracts. Alcatel’s contracts with persons through whom Alcatel deals locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, Alcatel has a strict Statement of Business Practice (a copy of which is available on its web site, www.alcatel.com, under the heading Sustainable Development — Values and Charters) that imposes the highest standards of legal and ethical conduct on its employees. Alcatel rigorously enforces this Statement of Business Practice across the entire company and, when violations occur, Alcatel takes prompt and appropriate action against the persons involved.
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
      Alcatel contacted the United States Securities and Exchange Commission and the United States Department of Justice and informed them that Alcatel will cooperate fully in any inquiry or investigation into these matters. The SEC is conducting an inquiry into payments by Alcatel in foreign countries. If the Department of Justice or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel. Neither the Department of Justice nor the SEC has informed Alcatel what action, if any, they will take.
      Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Attorney General and the Costa Rican National Congress. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the harm to the reputation of ICE resulting from these events. The amount of damages sought by these lawsuits has not yet been specified. Alcatel intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.
      Alcatel is unable to predict the outcome of these investigations and civil lawsuit and their effect on its business. If the Costa Rican authorities conclude criminal violations have occurred, Alcatel may be banned from participating in government procurement contracts within Costa Rica for a certain period and fines or penalties may be imposed on Alcatel, in an amount which Alcatel is not able to determine at this time. Alcatel expects to generate approximately € 10 million in revenue from Costa Rican contracts in 2006. Based on the amount of revenue received from these contracts, Alcatel does not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel as whole. However, these events may have a negative impact on the image of Alcatel in Latin America.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Taiwan
      Certain employees of Taisel, a Taiwanese subsidiary of Alcatel, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel and Siemens Taiwan and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.
      Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter. Alcatel terminated the former president of Taisel. A director of international sales and marketing development of a German subsidiary who was involved in the Taiwan Railways contract has resigned.
      On February 21, 2005, the former president of Taisel, Taisel and others were indicted for violation of the Taiwanese Government Procurement Act.
      On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act.
      The prosecutor has filed an appeal with the Taipei court of appeal. Should the higher court find Taisel guilty of the bid-rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel, in an amount not to exceed € 25,000.
      Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.
      As a group, Alcatel expects to generate approximately € 126 million of revenue from Taiwanese contracts in 2006, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel does not believe a loss of business in Taiwan would have a material adverse effect on Alcatel as a whole.
      Effect of the investigations. Alcatel reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally. Alcatel will fully cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.
      Although it is not possible at this stage of these cases to predict the outcome with any degree of certainty, Alcatel believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position or its income (loss) from operating activities. Alcatel is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income (loss) or the assets of Alcatel or the Group.
Note 35 — Events after the balance sheet date
      There were no events, favorable or unfavorable, that occurred between the balance sheet date and February 1, 2006, the date when the Board of Directors authorized the consolidated financial statements for issue. However, the consolidated financial statements will only be final once approved by the Annual Shareholders’ Meeting.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 36 — Main consolidated companies

Consolidation
Company	Country	% control	% interest	method

Alcatel(a)(b)	France			Parent company
OPERATING COMPANIES*
Alcatel Australia Limited	Australia			Full consolidation
Alcatel Austria A.G	Austria			Full consolidation
Alcatel Bell NV	Belgium			Full consolidation
Alcatel Business Systems S.A.	France			Full consolidation
Alcatel Canada Inc.	Canada			Full consolidation
Alcatel CIT	France			Full consolidation
Alcatel China Investment CO. Ltd.	R.P.C.			Full consolidation
Alcatel España S.A.	Spain			Full consolidation
Alcatel Indetel S.A. de C.V.	Mexico			Full consolidation
Alcatel Italia S.p.A.	Italy			Full consolidation
Alcatel Polska SA	Poland			Full consolidation
Alcatel Portugal SA	Portugal			Full consolidation
Alcatel Schweiz AG	Switzerland			Full consolidation
Alcatel SEL A.G	Germany			Full consolidation
Alcatel Shanghai Bell(c)	R.P.C.	50	50	Full consolidation
Alcatel Alenia Space	France	67	67	Proportionate
Telespazio	Italy	33	33	Proportionate
Alcatel Submarine Networks Limited	U.K.			Full consolidation
Alcatel Submarine Networks S.A.	France			Full consolidation
Alcatel Telecom Limited	U.K.			Full consolidation
Alcatel Telecom Nederland BV	The Netherlands			Full consolidation
Alcatel Telecom Norway A/ S	Norway			Full consolidation
Alcatel Telecommunicacoes SA	Brazil			Full consolidation
Alcatel Teletas Telekommunikasyon(b)	Turkey	65	65	Full consolidation
Alcatel USA Inc.	U.S.			Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc.	U.S.			Full consolidation
Taiwan International Standard Electronics Ltd (Taisel)	Taiwan	60	60	Full consolidation
Alda Marine	France	51	51	Proportionate
Evolium Holding SAS	France	66	66	Proportionate

(a)	Percentages of control and interest equal 100% unless otherwise specified.

(b)	Publicly traded

(c)	The financial data of Alcatel, as the parent company, are included under the business segment “Others”.

Consolidation
Company	Country	% control	% interest	method

HOLDINGS AND OTHER(b)
Aerospace, defence and IT&S
Thales (ex Thomson-CSF)(a)	France	12.8	9.5	Equity
Financial Holdings
Alcatel Holding Canada Corp.	Canada			Full consolidation
Alcatel NV	Netherlands			Full consolidation
Alcatel Participations	France			Full consolidation
Alcatel UK Limited	U.K.			Full consolidation
Compagnie Financière Alcatel	France			Full consolidation
Coralec	France			Full consolidation
Telpart	France			Full consolidation
Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxembourg			Full consolidation

(a)	Publicly traded.

(b)	Financial data for Alcatel, as the parent company, are included in this business segment.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 37 — Quarterly information (unaudited)

(a)	Consolidated income statements

2005	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Revenues	2,607	3,145	3,289	4,094	13,135
Cost of sales	(1,658)	(2,026)	(2,151)	(2,668)	(8,503)

Gross profit	949	1,119	1,138	1,426	4,632

Administrative and selling expenses	(498)	(515)	(498)	(489)	(2,000)
Research and development expenses before capitalization of development expenses	(366)	(385)	(376)	(417)	(1,544)
Impact of capitalization of development expenses	22	44	14	21	101
Research and development costs	(344)	(341)	(362)	(396)	(1,443)

Operating profit (loss)	107	263	278	541	1,189

Share-based payments (stock option plans)	(18)	(20)	(17)	(14)	(69)
Restructuring costs	(15)	(34)	2	(63)	(110)
Impairment of capitalized development costs	—	—	—	—	—
Gain/(loss) on disposal of consolidated shares	—	—	129	—	129

Income (loss) from operating activities	74	209	392	464	1,139

Financial interest on gross financial debt	(55)	(55)	(58)	(50)	(218)
Financial interest on cash and cash equivalents	24	36	32	30	122
Finance costs	(31)	(19)	(26)	(20)	(96)
Other financial income (loss)	42	31	(44)	17	46
Share in net income (losses) of equity affiliates	(1)	(22)	9	—	(14)

Income before tax and discontinued operations	84	199	331	461	1,075

Income tax expense	49	27	(52)	(115)	(91)

Income (loss) from continuing operations	133	226	279	346	984

Income (loss) from discontinued operations	3	(18)	(7)	9	(13)

NET INCOME (LOSS)	136	208	272	355	971

Attributable to:
— Equity holders of the parent	124	196	266	344	930
— Minority interests	12	12	6	11	41
Net income (loss) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share	0.09	0.14	0.19	0.25	0.68
— Diluted earnings per share	0.09	0.14	0.19	0.25	0.68
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share	0.09	0.15	0.19	0.25	0.69
— Diluted earnings per share	0.09	0.15	0.19	0.25	0.69
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings per share	—	(0.01)	—	0.00	(0.01)
— Diluted earnings per share	—	(0.01)	—	0.00	(0.01)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Revenues	2,515	2,899	3,024	3,806	12,244
Cost of sales	(1,607)	(1,714)	(1,865)	(2,445)	(7,631)

Gross profit	908	1,185	1,159	1,361	4,613

Administrative and selling expenses	(487)	(532)	(429)	(496)	(1,944)
Research and development expenses before capitalization of development expenses	(378)	(429)	(385)	(428)	(1,620)
Impact of capitalization of development expenses	41	33	27	29	130
Research and development costs	(337)	(396)	(358)	(399)	(1,490)

Operating profit (loss)	84	257	372	466	1,179

Share-based payments (stock option plans)	(7)	(17)	(18)	(18)	(60)
Restructuring costs	(65)	(68)	(18)	(173)	(324)
Impairment of capitalized development expenses	0	0	0	(88)	(88)

Income (loss) from operating activities	12	172	336	187	707

Financial interest on gross financial debt	(50)	(58)	(63)	(55)	(226)
Financial interest on cash, cash equivalents and marketable securities	22	26	29	28	105
Finance costs	(28)	(32)	(34)	(27)	(121)
Other financial income (loss)	32	(8)	16	(26)	14
Share in net income (losses) of equity affiliates	6	(3)	(34)	(30)	(61)

Income before tax and discontinued operations	22	129	284	104	539

Income tax expense	21	28	(14)	(71)	(36)

Income (loss) from continuing operations	43	157	270	33	503

Income (loss) from discontinued operations	232	(40)	(44)	(6)	142

NET INCOME (LOSS)(1)	275	117	226	27	645

Attributable to:
— Equity holders of the parent	278	96	195	7	576
— Minority interests	(3)	21	31	20	69
Net income (loss) attributable to the equity holders of the parent per share (in euros):
— Basic earnings per share	0.21	0.07	0.14	0.01	0.43
— Diluted earnings per share	0.21	0.07	0.14	0.00	0.42
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share	0.04	0.10	0.17	0.01	0.32
— Diluted earnings per share	0.04	0.10	0.17	0.00	0.31
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings per share	0.17	(0.03)	(0.03)	0.00	0.11
— Diluted earnings per share	0.17	(0.03)	(0.03)	0.00	0.11

(1)	See “Preliminary remarks” in note 38.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Information by business segment

2005	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Revenues
— Fixed communications	987	1,224	1,282	1,720	5,213
— Mobile communications	789	958	1,092	1,257	4,096
— Private communications	848	981	928	1,161	3,918
— Other and eliminations	(17)	(18)	(13)	(44)	(92)

Total	2,607	3,145	3,289	4,094	13,135

Operating profit (loss)
— Fixed communications	50	120	121	288	579
— Mobile communications	66	115	116	139	436
— Private communications	34	59	64	117	274
— Other	(43)	(31)	(23)	(3)	(100)

Total	107	263	278	541	1,189

Operating profit (loss) excluding capital gains (losses) on disposal of tangible and intangible assets
— Fixed communications	50	112	121	280	563
— Mobile communications	66	109	116	132	423
— Private communications	35	52	64	102	253
— Other	(44)	(32)	(23)	(3)	(102)

Total	107	241	278	511	1,137

2004	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Revenues
— Fixed communications	1,086	1,305	1,203	1,531	5,125
— Mobile communications	617	712	893	1,091	3,313
— Private communications	849	921	957	1,219	3,946
— Other and eliminations	(37)	(39)	(29)	(35)	(140)

Total	2,515	2,899	3,024	3,806	12,244

Operating profit (loss)
— Fixed communications	46	167	184	179	576
— Mobile communications	80	70	119	149	418
— Private communications	28	40	92	107	267
— Other	(70)	(20)	(23)	31	(82)

Total	84	257	372	466	1,179

Operating profit (loss) excluding capital gains (losses) on disposal of tangible and intangible assets
— Fixed communications	45	159	156	170	530
— Mobile communications	80	67	105	145	397
— Private communications	28	39	74	101	242
— Other	(70)	(27)	(23)	36	(84)

Total	83	238	312	452	1,085

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 38 — Reconciliation schedules from French GAAP to IFRSs
Preliminary remarks
      As indicated in the section “Transition to IFRS” of the 2004 Reference Document, Alcatel’s 2004 IFRS financial information presented hereafter has been changed marginally compared to that previously communicated.
      The changes are explained primarily by:

—	the completion of the analysis of the impact of the application of IAS 38 “Intangible Assets”, IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”,

—	the publication of IFRS data from certain companies consolidated under the equity method, for which the transition impact to IFRSs was either provisional or not available at the time of publishing the 2004 Reference Document,

—	consideration of the latest available information in terms of interpreting the existing standards,

—	completion of the verification of adjustments relating to the cumulative translation adjustments and to accrued pensions and retirement obligations, and

—	the reclassifications between the current and non-current portions of other assets and liabilities.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
I.     Reconciliation of equity as of January 1, 2004

		Adjustments

				Other		Carry-back
			Orane &	impacts IAS	Stock-	receivable				Reclas-
	French	R&D	Oceane	32 and 39	options	and SVF	Pensions		Total	sifications
	GAAP	(IV.A)	(IV.B)	(IV.C)	(IV.D)	(IV.E)	(IV.F)	Other	adjustments	(IV.F)	IFRS

	(in millions of euros)
Goodwill, net	3,839							(21)	(21)	(188)	3,630
Other intangible assets, net	284	299							299		583
Property, plant and equipment, net	1,500							5	5	(69)	1,436
Share in net income (losses) of equity affiliates	391							32	32	78	501
Inventories and work in progress, net	1,432									(226)	1,206
Amount due from customers on construction contracts										527	527
Trade receivables and other related accounts, net	3,364			(101)				(4)	(105)	(496)	2,763
Advances and progress payments										106	106
Deferred tax assets		(38)			(31)		0	(1)	(70)	2,064	1,994
Other current and non-current assets	4,053		(109)	1,126		342			1,359	(2,102)	3,310
Assets held for sale				2					2	432	434
Cash, cash equivalents and marketable securities	6,269			48					48	(15)	6,302

TOTAL ASSETS	21,132	261	(109)	1,075	(31)	342	0	11	1,549	111	22,792

Accrued pension and retirement obligations	1,010						222	6	228		1,238
Other equity (notes mandatorily redeemable for shares)	645		(645)						(645)
Financial debt	5,293		(165)	95		375		9	314	224	5,831
Deferred tax liabilities							(13)	5	(8)	122	114
Provisions	3,049			(5)		(32)		2	(35)	(253)	2,761
Customers’ deposits and advances	1,181									(116)	1,065
Amount due to customers on construction contracts										93	93
Trade payables and related accounts	3,617			(3)					(3)	6	3,620
Debt linked to bank activity	224									(224)
Liabilities related to discontinued operations										253	253
Other current and non-current liabilities	2,720			775	(231)			14	558	6	3,284

TOTAL LIABILITIES	17,739	0	(810)	862	(231)	343	209	36	409	111	18,259

NET ASSETS	3,393	261	701	213	200	(1)	(209)	(25)	1,140	(0)	4,533

Capital stock and additional paid-in capital	10,131		645		35				680		10,811
Deferred compensation					(35)				(35)		(35)
Treasury stock owned by consolidated companies	(1,728)									(2)	(1,730)
Other reserves	(4,855)	261	56	213	200	(21)	(209)	(30)	470	(516)	(4,901)
Cumulative translation adjustments	(518)									518
Net income (loss) attributable to the Group	—								—	—	—

Shareholders’ equity attributable to the equity holders of the parent	3,030	261	701	213	200	(21)	(209)	(30)	1,115	0	4,145

Minority interests — Net income (loss)	—										—
Minority interests — Shareholders’ equity	363					20		5	25	0	388

TOTAL SHAREHOLDERS’ EQUITY	3,393	261	701	213	200	(1)	(209)	(25)	1,140	0	4,533

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
II.     Reconciliation of equity as of December 31, 2004

		Adjustments

				Other			Business
			Orane &	impacts IAS	Stock-	Carry back	combi-			Reclas-
	French	R&D	Oceane	32 and 39	options	receivables	nations		Total	sifications
	GAAP	(IV.A)	(IV.B)	(IV.C)	(IV.D)	(IV.E)	(IV.G)	Other	adjustments	(V.G)	IFRS

	(in millions of euros)
Goodwill, net	3,586						388	(6)	382	(194)	3,774
Other intangible assets, net	397	308							308	0	705
Property, plant and equipment, net	1,161							5	5	(71)	1,095
Share in net income (losses of equity affiliates	454							(24)	(24)	174	604
Inventories and work in progress, net	1,527									(254)	1,273
Amount due from customers on construction contracts										729	729
Trade receivables and other related accounts, net	3,520			(98)				(4)	(102)	(725)	2,693
Advances and progress payments										90	90
Deferred tax assets		(38)			(14)			(7)	(59)	1,697	1,638
Other current and non-current assets	3,281		(57)	721		158		12	834	(1,733)	2,382
Assets held for sale										196	196
Prepaid pension costs										287	287
Cash, cash equivalents and marketable securities	5,111			64					64	(12)	5,163

TOTAL ASSETS	19,037	270	(57)	687	(14)	158	388	(24)	1,408	184	20,629

Accrued pension and retirement obligations	1,144									315	1,459
Other equity (notes mandatorily redeemable for shares)	645		(645)						(645)	0
Financial debt	4,359		(146)	106		173		9	142	105	4,606
Deferred tax liabilities								6	6	126	132
Provisions	2,278			15				40	55	(284)	2,049
Customers’ deposits and advances	1,164									(191)	973
Amount due to customers on construction contracts										133	133
Trade payables and related accounts	3,360			(3)					(3)	(7)	3,350
Debt linked to bank activity	105									(105)
Liabilities related to discontinued operations										97	97
Other current and non-current liabilities	2,238			370	(79)			13	304	(5)	2,537

TOTAL LIABILITIES	15,293	0	(791)	488	(79)	173	0	68	(141)	184	15,536

NET ASSETS	3,744	270	734	199	65	(15)	388	(92)	1,549	0	5,293

Capital stock and additional paid-in capital	10,369		645		126			4	775		11,144
Deferred compensation					(66)				(66)		(66)
Treasury stock owned by consolidated companies	(1,605)							(2)	(2)		(1,607)
Other reserves	(5,041)	261	56	244	68	(22)	4	2	613	(516)	(4,944)
Cumulative translation adjustments	(636)	(1)			(3)		(25)	(34)	(63)	516	(183)
Net income (loss) attributable to the Group	281	7	33	(45)	(60)	7	408	(55)	295		576

Shareholders’ equity attributable to the equity holders of the parent	3,368	267	734	199	65	(15)	387	(85)	1,552	(0)	4,920

Minority interests — Net income (loss)	66	3							3	0	69
Minority interests — Shareholders’ equity	310						1	(7)	(6)	0	304

TOTAL SHAREHOLDERS’ EQUITY	3,744	270	734	199	65	(15)	388	(92)	1,549	(0)	5,293

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
III.     Reconciliation of 2004 net income (loss)

		Adjustments

				Other
			Orane &	impacts IAS	Stock-	Carry	Business			Reclas-
	French	R&D	Oceane	32 and 39	options	back	combinations		Total	sifications
	GAAP	(IV.A)	(IV.B)	(IV.C)	(IV.D)	(IV.E)	(IV.G)	Other	adjustments	(V.H)	IFRS

	(in millions of euros)
Revenues	12,265			(31)				15	(16)	(5)	12,244
Cost of sales	(7,690)							5	5	54	(7,631)

Gross profit	4,575	0	0	(31)	0		0	20	(11)	49	4,613

Administrative and selling expenses	(2,010)							2	2	64	(1,944)
Research and development costs	(1,587)	98							98	(1)	(1,490)

Operating profit (loss)	978	98	0	(31)	0		0	22	89	112	1,179

Share-based payments (stock subscription or stock option plans)					(60)				(60)		(60)
Restructuring costs	(304)							(21)	(21)	1	(324)
Impairment of goodwill and other intangible assets		(88)							(88)		(88)
Amortization of goodwill	(409)						408		408	1

Income (loss) from operating activities		10	0	(31)	(60)		408	1	328	114	707

Interest expense on notes mandatorily redeemable for shares	(44)		44						44
Financial income, net	(132)		(11)	(14)		7		(8)	(26)	51	(107)
Other revenue (expense)	364							(14)	(14)	(350)
Share in net income (loss) of equity affiliates	(97)							(27)	(27)	63	(61)

Income before tax and discontinued operations		10	33	(45)	(60)	7	408	(48)	305	(122)	539

Income tax expense	(9)	0	0	0	0		0	(7)	(7)	(20)	(36)

Income (loss) from continuing operations		10	33	(45)	(60)	7	408	(55)	298	(142)	503

Income (loss) from discontinued operations									0	142	142

Net income (loss)	347	10	33	(45)	(60)	7	408	(55)	298	(0)	645

Attributable to::
— Equity holders of the parent	281	7	33	(45)	(60)	7	408	(55)	295	(0)	576
— Minority interests	66	3							3		69

IV.     Main adjustments
A.     Capitalization of development costs (IAS 38)
      As indicated in Note 1e to Alcatel’s French GAAP audited consolidated financial statements as of December 31, 2004, research and development costs were expensed as incurred under French GAAP, with the exception of certain software development costs (€32 million in 2004, see Note 4 to Alcatel’s French GAAP consolidated financial statements as of December 31, 2004). The application of the principles defined in IAS 38 “Intangible Assets” requires the Group to capitalize part of the development costs that had been expensed under French GAAP. Furthermore, IFRS 1 “First-time Adoption of International Financial Reporting Standards” requires retrospective application of IFRS standards at the transition date, January 1, 2004. Consequently, development expenditures capitalized in the opening IFRS balance sheet corresponding to periods prior to January 1, 2004 amount to €299 million while related deferred tax assets amount to €38 million, or a net € 261 million impact on shareholders’ equity.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Alcatel has put in place the information systems required to test the eligibility of development costs for capitalization, as set out in IAS 38. However, full retrospective application of IAS 38 has not been possible due to the lack of complete and reliable information for prior periods. If Alcatel’s research and development effort remains constant, this new IAS 38 implementation will have a positive, though diminishing impact, on net income (loss) (€98 million for 2004 earnings) given an average remaining amortization period of 2 to 3 years. The impact of capitalization is thus presented under a specific income statement caption to better isolate the ramp-up effect of the capitalization of development costs.
      Application of IAS 38 and IAS 36 “Impairment of Assets” has caused a net reconciliation adjustment in 2004 consolidated net income (loss) of €10 million, resulting from the aforementioned capitalized development costs of €98 million (period development expenses of €199 million eligible for capitalization in accordance with IAS 38, minus amortization charge of €101 million from prior-periods’ capitalized development costs), offset to a large extent in 2004 by an exceptional € 88 million charge corresponding to an impairment loss related to prior periods’ capitalized development costs.
      The table below presents the impacts on the 2004 opening and closing balance sheets and on 2004 net income (loss) (on a quarterly basis).

	January 1,					December 31,
Balance sheet adjustments	2004	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Intangible assets, net	299					308
Deferred tax assets	(38)					(38)

Assets	261					270

Liabilities	0					0

NET ASSETS	261					270

Other retained earnings	261					261
Cumulative translation adjustments	0					(1)
Net income (loss)	0	32	22	24	(68)	10

SHAREHOLDERS’ EQUITY	261					270

Income statement adjustments	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Research and development expenses	32	22	24	20	98
Impairment of goodwill and other intangibles	0	0	0	(88)	(88)

NET INCOME (LOSS)	32	22	24	(68)	10

B.	Orane/ Oceane (IAS 32 and IAS 39)
      The convertible bonds (OCEANE) and notes mandatorily redeemable for shares (ORANE) issued by Alcatel in 2003 and 2002, respectively, are compound financial instruments that, according to IAS 32 “Financial Instruments: Disclosure and Presentation”, include a debt component (none, in the case of the ORANE, since all interest was pre-paid at issuance date) and an equity component (see note 1m).
      The first-time adoption of IFRSs calls for recognition of these instruments’ equity components valued at the issuance date within shareholders’ equity as of January 1, 2004. The ORANE bonds, reported at their nominal issuance value of € 645 million in other equity under French GAAP, are reported as shareholders’ equity in the IFRS opening balance sheet at their issuance value, reduced by the amount of related issuance expenses and prepaid interest that had not been amortized as of December 31, 2003. Prepaid interest was

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
€132 million at the issuance date. Interest cost recorded under French GAAP but reversed under IFRSs amounted to €44 million for 2004. The balance of issuance expenses capitalized under French GAAP but written off against retained earnings under IFRSs was €84 million at January 1, 2004 and € 40 million at December 31, 2004.
      The convertible bonds (OCEANE) issued for a nominal value of €1,022 million and reported until maturity at that same amount as financial debt under French GAAP, are reported in the IFRS opening balance sheet as financial debt for €857 million (before the impact of interest rate derivatives in accordance with IAS 32 and 39, see section C below) and as shareholders’ equity for € 165 million.
      The adjustments will affect the future level of financial expenses: positively due to the accounting for prepaid expenses (issuance costs and prepaid interest) against shareholders’ equity as of January 1, 2004 for € 109 million in the aggregate for the two instruments, and negatively due to the amortization charge of OCEANE’s equity component until their maturity in January 2011.
      The table below presents the impacts on the 2004 opening and closing balance sheets and on 2004 net income (loss) (on a quarterly basis).

	January 1,					December 31,
Balance sheet adjustments	2004	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Other current and non-current assets	(109)					(57)

Assets	(109)					(57)

Other equity (notes mandatorily redeemable for shares)	(645)					(645)
Financial debt	(165)					(146)

Liabilities	(810)					(791)

NET ASSETS	701					734

Capital stock and additional paid-in capital	645					645
Other retained earnings	56					56
Net income (loss)	0	8	8	8	9	33

SHAREHOLDERS’ EQUITY	701					734

	Q1	Q2	Q3	Q4
Income statement adjustments	2004	2004	2004	2004	2004

	(in millions of euros)
Interest expense on notes mandatorily redeemable for shares	11	11	11	11	44
Net financial income (loss)	(3)	(3)	(3)	(2)	(11)

NET INCOME (LOSS)	8	8	8	9	33

C.	Other IAS 32 and 39 adjustments (Hedging & investments available for sale)
      Under IFRSs, financial assets available for sale (as defined in IAS 39) are recorded at fair value. For listed securities, the opening shareholders’ equity as of January 1, 2004 for IFRSs was adjusted for the difference between carrying value and market value, net of any possible deferred tax impacts. As such securities were recorded under French GAAP at the lower of historical acquisition cost and market value, the impact on shareholders’ equity under IFRSs is positive. As a result, the Group’s financial assets were revalued at January 1, 2004 by €53 million, of which € 48 million related to the Group’s holding in Nexans,

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and at December 31, 2004 by €84 million, of which €56 million related to the Group’s holding in Nexans and €25 million to the Group’s holding in Avanex. During 2004, Alcatel reduced its holding in Avanex from above 20% to below 20% (see note 2 to Alcatel’s French GAAP financial statements at December 31, 2004, for changes in consolidated companies). Accordingly, this investment, which was accounted for as an equity affiliate at January 1, 2004, is now recorded in shares in non-consolidated subsidiaries in other non-current financial assets at December 31, 2004. The revaluation of the Group’s holding in Nexans resulted in an increase of €48 million and € 56 million in the Group’s net cash position at January 1, 2004 and at December 31, 2004, respectively, as this holding is recorded in marketable securities.
      In accordance with the provisions of IAS 39 on financial instruments, derivatives are recorded at fair value in the balance sheet. Gains and losses resulting from the revaluation of the Group’s derivative instruments at fair value at the closing date are recognized in the income statement in the case of fair value hedge accounting.
      Derivative instruments qualify for fair value hedge accounting when i) at the inception of the hedge, there is formal identification and documentation of the hedging relationship; and ii) the hedge is expected to be highly effective, its effectiveness can be reliably measured and it indeed proves to be highly effective throughout the financial reporting periods for which the hedge has been designated.
      The Group holds interest rate derivatives (see note 1s) covering the entirety of its financial debt (fixed-interest rate debt, primarily). Most of these derivatives are fully attached to a well-identified financial liability and qualify as fair value hedges. The changes in their fair value are therefore largely offset in earnings by revaluations of the underlying debt.
      Currency derivatives held by the Group are of two types: foreign exchange derivatives used to hedge balance sheet items or firm commitments that are eligible for fair value hedge accounting and derivatives used to hedge foreign exchange risk on commercial bids that are accounted for as trading financial instruments. Fair value hedges have no impact on the income statement (except for their ineffective part, which is recorded in financial income (loss)), so long as the changes in fair value of the derivatives offset the changes in fair value of the corresponding balance sheet items or firm commitments.
      Derivatives related to commercial bids have an impact on net income (loss) because hedge accounting cannot be applied. These derivatives are marked-to-market at each financial statement closing date and corresponding changes in fair value are accounted for in net income (loss). However, IAS 39 does not allow changes in fair value of the underlying commercial bid to be recorded in net income (loss).
      The application of IAS 39 leads therefore to volatility in net income (loss) during the period preceding the coming into force of commercial contracts. Changes in fair value of the instruments hedging commercial bids are recorded in cost of sales.
      The documentation of foreign currency hedging relationships, which was completed at the beginning of 2005, enabled some derivatives related to future revenues to qualify as cash flow hedges. Such treatment should limit the volatility in net income (loss) caused by the usual accounting for these instruments (see note 1e). The impact on 2004 cost of sales of recording hedging instruments for commercial bids was € (28) million for Q1, €0 million for Q2, €10 million for Q3 and €49 million for Q4, representing a total impact of €31 million for the year 2004. The impact on 2005 cost of sales was € (22) million for Q1, € (12) million for Q2, € (10) million for Q3 and € (16) million for Q4, representing a total impact of €  (60) million for the year 2005.
      Changes in fair value of interest rate derivatives and currency derivatives are reported under IFRSs as other assets and liabilities. Due to the IAS 32 rules on the offsetting of financial assets and liabilities, and depending on the instruments used, it is generally not possible to set off the hedged balance sheet items

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
against the derivatives representing the same hedged transaction. Application of these rules leads to a significant increase in other assets and liabilities.
      Accounting for derivative instruments in accordance with IAS 32 and 39 as discussed above increases the Group’s retained earnings by €160 million at January 1, 2004 and by € 110 million at December 31, 2004.
      The table below presents the impacts on the 2004 opening and closing balance sheets and on 2004 net income (loss) (on a quarterly basis).

	January 1,					December 31,
Balance sheet adjustments	2004	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Trade receivables and related accounts, net	(101)					(98)
Other current and non-current assets	1126					721
Assets held for sale	2					0
Cash, cash equivalents and marketable securities	48					64

Assets	1075					687

Financial debt	95					106
Provisions	(5)					15
Trade payables and related accounts	(3)					(3)
Other current and non-current liabilities	775					370

Liabilities	862					488

NET ASSETS	213					199

Other retained earnings	160					160
Fair value changes of shares available for sale	53					84
Cumulative translation adjustments	0					0
Net income (loss)	0	(4)	(43)	22	(20)	(45)

SHAREHOLDERS’ EQUITY	213					199

Income statement adjustments	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Revenues	(7)	(6)	(7)	(11)	(31)
Cost of sales*	(31)	6	5	20	0

Gross profit (loss)	(38)	(0)	(2)	9	(31)

Net financial income (loss)	34	(43)	24	(29)	(14)

NET INCOME (LOSS)	(4)	(43)	22	(20)	(45)

*	Of which related to hedging of exchange risks on commercial bids: € (28) million in Q1, €0 million in Q2, €10 million in Q3 and €49 million in Q4. Total impact on 2004 was € 31 million.

D.	Stock options (IFRS 2 and IFRS 3)
      The application of IFRS 2 “Share-based Payment” changed the method of accounting for stock options that are granted by the Group to its employees. Alcatel elected not to opt for full retrospective application as

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
allowed by IFRS 2. Only stock option plans established after November 7, 2002, and whose stock options are not yet fully vested at December 31, 2004, are restated in the IFRS opening balance sheet as of January 1, 2004. IFRS 2 treatment will therefore apply to the 2003 and 2004 plans, to the plans resulting from business combinations completed after November 7, 2002, under which stock options had not yet fully vested at December 31, 2004 (see notes 2 and 21c to Alcatel’s French GAAP consolidated financial statements as of December 31, 2004), and to future plans.
      The Group uses a Cox-Ross-Rubinstein binomial model to measure the compensation expense related to those certain stock options granted in the preceding paragraph. Their fair value has been determined at their respective grant dates and represents deferred compensation expense of € 35 million recorded in the IFRS opening shareholders’ equity as of January 1, 2004, which is set off by an identical amount recorded in additional paid-in capital. The net impact on shareholders’ equity is therefore zero. The deferred compensation expense is amortized to income statement over the vesting period of the stock options, being 4 years for most of the plans concerned. The amortization to income statement is not straight-line but depends on the vesting conditions attached to each plan.
      For stock options that vested during 2004, the compensation expense recorded in the 2004 consolidated net income (loss) was € 60 million. This impact is presented under a specific income statement caption. However, as the compensation expense does not result in an outflow of cash and a contra entry to the expense is recorded in retained earnings, the application of this standard has no impact on shareholders’ equity, either at January 1, 2004 or at December 31, 2004.
      Application of this standard will have a negative impact on future earnings, as vesting progresses. While there is a ramp-up effect due to the limited retrospective application of IFRS 2, income statement impacts from future plans are difficult to anticipate as their fair values will depend on market or behavioral factors (primarily, stock price changes and volatility, stock-option exercise practices, etc.).
      The IFRS opening balance sheet at January 1, 2004 also contains a net €200 million increase in shareholders’ equity (offset by a reduction of €231 million in other liabilities reduced by €31 million of related deferred taxes), which corresponds to the cancellation of provisions under French GAAP related to stock options existing in companies that were acquired by the Group before January 1, 2004. These provisions were booked based on the intrinsic value of existing stock options at the acquisition date, which is an accounting treatment that does not comply with IFRS 2 and IFRS 3 “Business Combinations”. At December 31, 2004, these liabilities were €79 million and related deferred tax assets were €14 million, with a corresponding impact of € 65 million on shareholders’ equity.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The table below presents the impacts on the 2004 opening and closing balance sheets and on 2004 net income (loss) (on a quarterly basis).

	January 1,					December 31,
Balance sheet adjustments	2004	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Deferred tax assets	(31)					(14)

Assets	(31)					(14)

Other current and non-current liabilities	(231)					(79)

Liabilities	(231)					(79)

NET ASSETS	200					65

Capital stock and additional paid-in-capital	35					126
Deferred compensation	(35)					(66)
Other retained earnings	200					68
Cumulative translation adjustments	0					(3)
Net income (loss)	0	(7)	(17)	(18)	(18)	(60)

SHAREHOLDERS’ EQUITY	200					65

Income statement adjustments	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Share-based payments (stock option plans)	(7)	(17)	(18)	(18)	(60)

NET INCOME (LOSS)	(7)	(17)	(18)	(18)	(60)

E.	SVF Trust and sale of a carry-back tax receivable
      IFRSs require recognition of certain commitments and financial assets that are considered as off balance sheet in Alcatel’s 2004 French GAAP financial statements, namely a securitization scheme and the sale of a carry-back receivable. The Group’s off balance sheet commitments are described in note 31 to Alcatel’s French GAAP consolidated financial statements at December 31, 2004.

Securitization schemes:
      At December 31, 2003, the Group participated in two structured securitization schemes (the SVF trust program and a customer receivables securitization program). The special purpose vehicle used in the SVF trust program was consolidated in the Group’s French GAAP financial statements as of January 1, 2004, following changes in French accounting regulations. The impact on the opening IFRS balance sheet at January 1, 2004 resulted in recording €200 million in “other current assets and non-current assets” and € 212 million in “financial debt”. As a result of consolidating this special purpose vehicle in the French GAAP financial statements in 2004 and due to the termination of the trust program in 2004, the transition to IFRSs had no impact at December 31, 2004.
      As the special purpose entity used in the customer receivables securitization program was already consolidated in the French GAAP financial statements at December 31, 2003, the transition to IFRSs had no impact on this program.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sale of carry-back receivable
      The carry-back receivable sold in 2002 is reported under IFRSs in “other current assets and other non-current assets” at its discounted value (using the implicit rate of the transaction in the sale to a credit institution) and in “financial debt” at the discounted value of the debt (using the French state bonds’ rate).
      The impact of recognizing the SVF trust program and the carry-back receivable at January 1, 2004 and December 31, 2004 are as follows:
      The table below presents the impacts on the 2004 opening and closing balance sheets and on 2004 net income (loss) (on a quarterly basis).

	January 1,					December 31,
Balance sheet adjustments	2004	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Other current and non-current assets	342					158

Assets	342					158

Financial debt	375					173
Provisions	(32)					0

Liabilities	343					173

NET ASSETS	(1)					(15)

Capital stock and additional paid-in-capital	0					0
Deferred compensation	0					0
Other retained earnings	(21)					(22)
Cumulative translation adjustments	0					0
Net income (loss)	0	2	2	1	2	7
Minority interests	20					0

SHAREHOLDERS’ EQUITY	(1)					(15)

Income statement adjustments	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Net financial income (loss)	2	2	1	2	7

NET INCOME (LOSS)	2	2	1	2	7

F.	Pension and retirement obligations (IAS 19)
      The methods for determining pension obligations and other post-employment benefits, as described in notes 1k and 24 to Alcatel’s French GAAP consolidated financial statements at December 31, 2004, comply with IAS 19 “Employee Benefits”, on the basis that, at the end of 2004 and with retroactive effect to January 1, 2004, the Group applied the “Conseil National de la Comptabilité‘’s recommendation (2003-R.01) in anticipation of IFRS implementation. The pre-tax impact of applying this recommendation is a reduction of € 222 million in shareholders’ equity, as shown in note 24b to Alcatel’s 2004 French GAAP consolidated financial statements. This adjustment only impacts shareholders’ equity under IFRSs at January 1, 2004 and not shareholders’ equity at December 31, 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

G.	Business combinations (IFRS 3)
      The Group abandoned, starting January 1, 2004, the “pooling of interests” method (in accordance with paragraph 215 of regulation No. 99-02) in its French GAAP financial statements in anticipation of the changeover to IFRSs.
      Since the Group elected to adopt the IFRS 1 option not to restate business combinations that do not comply with IFRS 3 “Business Combinations” and which occurred before January 1, 2004, first-time adoption of IFRSs has not resulted in any changes to the accounting methods previously applied.
      In application of IFRS 3, goodwill is no longer amortized beginning January 1, 2004. This increases shareholders’ equity under IFRSs at December 31, 2004 by €388 million and also increases net income (loss) by € 408 million.
      The table below presents the impacts on the 2004 opening and closing balance sheets and on 2004 net income (loss) (on a quarterly basis).

	January 1,					December 31,
Balance sheet adjustments	2004	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Goodwill, net	0					388

Assets	0					388

Liabilities	0					0

NET ASSETS	0					388

Capital stock and additional paid-in capital	0					0
Deferred compensation	0					0
Other retained earnings	0					5
Cumulative translation adjustments	0					(25)
Net income (loss)	0	105	102	103	98	408

SHAREHOLDERS’ EQUITY	0					388

Income statement adjustments	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Amortization of goodwill	105	102	103	98	408

NET INCOME (LOSS)	105	102	103	98	408

V.	Reclassifications
      Under IAS 1 “Presentation of Financial Statements”, a distinction is required to be made between current and non-current items in the balance sheet. This presentation is different from the previous balance sheet presentation under French GAAP that was based on the type and/or liquidity of assets and liabilities. The presentation of the balance sheet has therefore been appropriately adapted. Assets and liabilities related to the operating cycle and other items due within 12 months from the balance sheet date are classified as current; all other assets and liabilities are classified as non-current. In addition, certain specific rules governing the offsetting of assets and liabilities (for example, certain provisions for product sales relating to construction contracts that have to be deducted from contract assets in accordance with IAS 11 “Construction Contracts”) result in reclassifications compared to French GAAP. Also, in application of IAS 1, minority

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
interests are now included in shareholders’ equity, including the detailed distinction between the amounts attributable to the equity holders of the parent and those attributable to the minority interests.
      The application of IAS 1 (as revised in December 2003), IAS 12 “Income Taxes”, IAS 11 “Construction Contracts”, IFRS 1 “First-time Adoption of International Financial Reporting Standards”, IAS 28 “Investments in Associates” and IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” have significant consequences on the manner of presenting the financial information as explained below.
      The reclassifications relating to the consolidated statements of cash flows are presented in note VII.

A.	IAS 1 and IAS 12
      The main impacts on the balance sheet presentation coming from these standards are firstly the presentation of deferred tax assets and liabilities in separate balance sheet captions (in non-current) compared to the previous practice of presenting them within other accounts receivable, net and other payables, and secondly, the inclusion within financial debt of the debt linked to our bank activity (€224 million at January 1, 2004 and € 105 million at December 31, 2004).
      For the income statement, the application of IAS 1 resulted in reclassifying exceptional and non-recurring items previously accounted for in “other revenue (expense)”, such as gains on disposal of property, plant and equipment (€94 million gain in 2004) or on disposal of shares (€ 256 gain in 2004), to income statement captions corresponding to the nature of the underlying asset (cost of sales, administrative and selling expenses, research and development costs, financial income (loss) or income (loss) from discontinued operations).

B.	IAS 11 Construction contracts
      The principles of IAS 11 are very similar to those already used by the Group under French GAAP to account for construction contracts (or long-term contracts). In particular, the percentage of completion method of accounting applied by the Group (see note 1l to Alcatel’s French GAAP consolidated financial statements at December 31, 2004) complies with IAS 11. Contract segmentation and combination rules are also basically equivalent to the Group’s principles.
      The way of accounting for penalty provisions (changes are recorded in contract revenues under IFRSs but in cost of sales in Alcatel’s French GAAP consolidated financial statements), and for the financial impact on revenues of deferred payments when they are material, have had a limited effect on the income statement and no impact on the Group’s gross profit and opening IFRS shareholders’ equity. Penalties related to construction contracts have resulted in a € 27 million reclassification in 2004 between revenues and cost of sales with no effect on either gross profit or on opening IFRS shareholders’ equity.
      On the balance sheet side, the adjustments introduced by IAS 11 are more significant. For each construction contract, the aggregate amount of costs incurred and recognized profits less the sum of recognized losses and progress billings is measured. If the amount obtained is positive, it is presented as an asset in “amount due from customers on construction contracts” and if the amount obtained is negative, it is presented as a liability in “amounts due to customers on construction contracts”. This reclassification reduced assets and liabilities respectively by €188 million at January 1, 2004 and by € 248 million at December 31, 2004.
      The presentation of assets and liabilities related to construction contracts under specific balance sheet captions (included in working capital) and the application of specific offset rules as required by IAS 11 reduced the Group’s working capital (representing €178 million at January 1, 2004 and € 185 million at

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004), due to presenting certain provisions for product sales as deductions from the specific captions.

C.	IFRS 1 First-time adoption — Cumulative translation adjustments
      IFRS 1 “First-time Adoption of IFRSs” allows companies to reclassify cumulative translation adjustments in consolidated reserves at January 1, 2004. As a result, in the event of a disposal of a business division or subsidiary whose accounts are expressed in a currency other than the consolidation currency (euro), the gain or loss on disposal will not include any translation differences generated before January 1, 2004. Adoption of this treatment results in a transfer in Alcatel’s January 1, 2004 opening IFRS balance sheet of € 518 million from cumulative translation adjustments to retained earnings, which had no impact on total shareholders’ equity at January 1, 2004.

D.	IAS 28 Investment in associates
      By applying this standard, goodwill related to companies consolidated using the equity method is now recorded in “share in net assets of equity affiliates” and no longer in “goodwill”. This reclassification impacts the balance sheet by €188 million at January 1, 2004 and by € 194 million at December 31, 2004, but has no effect on total shareholders’ equity.

E.	IFRS 5 Non-current assets held for sale and discontinued operations
      Net assets of a disposal group or tangible assets held for sale, as defined in IFRS 5, are reported as “Assets held for sale” and “Liabilities related to disposal groups held for sale”, without the possibility to set off the assets and liabilities concerned. Property, plant and equipment reported as “assets held for sale” are no longer depreciated.
      The reclassifications made under this standard impacted the opening balance sheet by €247 million and by €99 million at December 31, 2004 (of which SAFT battery operations and other assets held for sale represented €432 million and related liabilities €253 million at January 1, 2004, and of which SAFT Power System activities and other assets held for sale represented €196 million and related liabilities € 97 million at December 31, 2004).
      The application of this standard has no material impact on the Group’s 2004 net income (loss), except for income statement reclassifications. As a result, the net capital gain of € 211 million from the disposal of the SAFT activities and from the transfer of the optical fiber and mobile phone activities to Draka JV and to TAMP JV respectively was reclassified from “other revenue (expense)” to “income (loss) from discontinued operations”.
      Income (loss) from discontinued operations from January 1, 2004 until the date of disposal was reported under French GAAP in “share in net income (losses) of equity affiliates” for €66 million and was reclassified under IFRSs to “income (loss) from discontinued operations” for € 142 million.
      Several tables detailing all the reclassification entries are presented below for the balance sheets at January 1, 2004 and at December 31, 2004, and for the 2004 consolidated income statement.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

F.	balance sheet at January 1, 2004 — Reclassifications

				IAS 28
			IFRS 1	Investments	IFRS 5 Assets
	IAS 1	IAS 11	Cumulative	in associates	and disposal
	Specific	Construction	translation	(“equity	groups held for
	caption	contracts	adjustments	affiliates”)	sale and other	Total

	(in millions of euros)
Goodwill, net				(188)		(188)
Intangible assets, net					(69)	(69)
Share in net assets of equity affiliates				188	(110)	78
Inventories and work in progress, net		(226)				(226)
Amounts due from customers on construction contracts		527				527
Trade receivables and related accounts, net		(489)			(7)	(496)
Advances and progress payments	106					106
Deferred tax assets	2,064					2,064
Other current and non-current assets	(2,118)				16	(2,102)
Assets held for sale					432	432
Cash, cash equivalents and marketable securities					(15)	(15)

Assets	52	(188)	0	0	247	111

Financial debt	224				0	224
Provisions		(253)				(253)
Deferred tax liabilities	122					122
Customers’ deposits and advances		(33)			(83)	(116)
Amounts due to customers on construction contracts		93				93
Trade payables and related accounts		6				6
Debt linked to bank activity	(224)					(224)
Liabilities related to discontinued operations					253	253
Other current and non-current liabilities	(70)	(1)			77	6

Liabilities	52	(188)			247	111

NET ASSETS	0	0	0	0	0	0

Other retained earnings			(518)			(518)
Cumulative translation adjustments			518			518

SHAREHOLDERS’ EQUITY	0	0	0	0	0	0

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

G.	Balance sheet at December 31, 2004 — Reclassifications

				IAS 28
			IFRS 1	Investments	IFRS 5 Assets
	IAS 1	IAS 11	Cumulative	in associates	and disposal
	Specific	Construction	translation	(“equity	groups held for
	caption	contracts	adjustments	affiliates”)	sale and other	Total

	(in millions of euros)
Goodwill, net				(194)		(194)
Intangible assets, net					(71)	(71)
Share in net assets of equity affiliates				194	(20)	174
Inventories and work in progress, net		(254)				(254)
Amounts due from customers on construction contracts		729				729
Trade receivables and related accounts, net		(723)			(2)	(725)
Advances and progress payments	90					90
Deferred tax assets	1,697					1,697
Prepaid pension costs	287					287
Other current and non-current assets	(1,741)				8	(1,733)
Assets held for sale					196	196
Cash, cash equivalents and marketable securities					(12)	(12)

Assets	333	(248)	0	0	99	184

Accrued pension and retirement obligations	287				28	315
Financial debt	105					105
Provisions		(264)			(20)	(284)
Deferred tax liabilities	126					126
Customers’ deposits and advances		(109)			(82)	(191)
Amounts due to customers on construction contracts		133				133
Trade payables and related accounts		(7)				(7)
Debt linked to bank activity	(105)					(105)
Liabilities related to discontinued operations					97	97
Other current and non-current liabilities	(80)	(1)			76	(5)

Liabilities	333	(248)			99	184

NET ASSETS	0	0	0	0	0	0

Other retained earnings			(518)		2	(516)
Cumulative translation adjustments			518		(2)	516

SHAREHOLDERS’ EQUITY	0	0	0	0	0	0

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

H.	Income statement 2004 — Reclassifications

			IAS 1	IFRS 5
	IAS 1	IAS 11	Disposal of	Assets and
	Disposal of	Construction	financial	disposal groups
	assets	contracts	assets	held for sale	Other	Total

	(in millions of euros)
Revenues		(27)			22	(5)
Cost of sales	23	27			4	54

Gross profit	23	0	0		26	49

Administrative and selling expenses	71				(7)	64
Research and development costs					(1)	(1)

Operating profit (loss)	94	0	0	0	18	112

Share-based payments
Restructuring costs					1	1
Amortization of capitalized development costs
Amortization of goodwill					1	1
Interest expense on notes mandatorily redeemable for shares
Net financial income (loss)			45		6	51
Other revenue (expense)	(94)		(45)	(211)		(350)
Share in net income (losses) of equity affiliates				66	(3)	63
Income tax					(20)	(20)
Income (loss) from discontinued operations				145	(3)	142

NET INCOME (LOSS)	0	0	0	0	0	0

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

VI.	Operating working capital and cash (financial debt), net at January 1, 2004 and December 31, 2004

A.	Operating working capital at January 1, 2004 — Reconciliation

		Adjustments

		Other impacts
	French	IAS 32 and		Total	Reclassifications
	GAAP	39 IV.C	Other	Adjustments	V.F	IFRS

	(in millions of euros)
Inventories and work in progress, net	1,432			0	(226)	1,206
Amounts due from customers on construction contracts				0	527	527
Trade receivables and related accounts, net	3,364	(101)	(4)	(105)	(496)	2,763
Advances and progress payments, net	106	0		0	0	106
Customers’ deposits and advances	(1,181)	0	0	0	116	(1,065)
Amounts due to customers on construction contracts				0	(93)	(93)
Trade payables and related accounts	(3,617)	3	0	3	(6)	(3,620)
Currency derivatives on working capital(1)		98	0	98		98

Operating working capital, net	104	0	(4)	(4)	(178)	(78)

(1)	recorded in other current assets and other current liabilities.
Note:

•	Each of the columns presented above is discussed in sections IV and V of this note.
B.     Cash (financial debt), net at January 1, 2004 — Reconciliation

		Adjustments

		Orane &	Other impacts	Carry-back
	French	Oceane	IAS 32 and	receivable, SVF and	TOTAL	Reclassifications
	GAAP	IV.B	39 IV.C	other IV.E	Adjustments	V.F	IFRS

	(in millions of euros)
Cash, cash equivalents and marketable securities	6,269		48		48	(15)	6,302
Financial debt	(5,293)	165	(95)	(384)	(314)	(224)	(5,831)
Derivative instruments relating to financial debt, net			107		107		107

Cash (financial debt) net	976	165	60	(384)	(159)	(239)	578

Notes:

—	Each of the columns presented above is discussed in sections IV and V of this note.

—	The reclassification related to the debt linked to the bank activity (€ 224 million), which is included in financial debt under IFRSs, was classified in “other payables” under French GAAP.

—	The other impacts of IAS 32 and 39 correspond to recording our investment in Nexans at market value in marketable securities, representing an impact of € 48 million, and to recording the impact of changes in interest rates on the value of financial debt that is offset for the most part by related derivative instruments (interest-rate hedges).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	The adjustment of €384 million indicated in the column “Carry-back receivable, SVF and other” comprises a €375 million adjustment relating to the consolidation of the SVF trust program and to the sale of the carry-back receivable (impact of €212 million for the consolidation of the SVF trust program and € 163 million for recording the receivable relating to the sale of the carry-back receivable).

C.	Operating working capital at December 31, 2004 — Reconciliation

		Adjustments

		Other impacts
	French	IAS 32 and		Total	Reclassifications
	GAAP	39 IV.C	Other	Adjustments	V.G	IFRS

	(in millions of euros)
Inventories and work in progress, net	1,527				(254)	1,273
Amounts due from customers on construction contracts					729	729
Trade receivables and related accounts, net	3,520	(98)	(4)	(102)	(725)	2,693
Advances and progress payments, net	89		1	1	(0)	90
Customers’ deposits and advances	(1,164)		0	0	191	(973)
Amounts due to customers on construction contracts					(133)	(133)
Trade payables and related accounts	(3,360)	3	0	3	7	(3,350)
Currency derivatives on working capital(1)		95	7	102		102

Operating working capital, net	612	0	4	4	(185)	431

(1)	recorded in other current assets and other current liabilities.
Note:

•	Each of the columns presented above is discussed in sections IV and V of this note.
D.     Cash (financial debt), net at December 31, 2004 — Reconciliation

		Adjustments

		Orane &	Other impacts	Carry-back
	French	Oceane	IAS 32 and	receivable and	Total	Reclassifications
	GAAP	IV.B	39 IV.C	other IV.E	Adjustments	V.G	IFRS

	(in millions of euros)
Cash, cash equivalents and marketable securities	5,111		64	0	64	(12)	5,163
Financial debt	(4,359)	146	(106)	(182)	(142)	(105)	(4,606)
Derivative instruments relating to financial debt, net			105		105		105

Cash (financial debt), net	752	146	63	(182)	27	(117)	662

Notes:

—	Each of the columns presented above is discussed in sections IV and V of this note.

—	The reclassification related to the debt linked to the bank activity (€ 105 million), which is included in financial debt under IFRSs, compares with a classification in other payables under French GAAP.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	The other impacts of IAS 32 and 39 correspond primarily to recording our investment in Nexans at market value in marketable securities, representing an impact of € 56 million, and to recording the impact of changes in interest rates on the value of financial debt that is offset for the most part by related derivative instruments (interest-rate hedges).

—	The adjustment of €182 million indicated in the column “Carry-back receivable and other” includes a € 173 million adjustment relating to recording the receivable relating to the sale of the carry-back receivable. The consolidation of the SVF trust program has no impact at December 31, 2004, because it had already been included in the French GAAP consolidated financial statements in 2004 and because this program was terminated during 2004.

VII.	Adjustment impacts on consolidated statement of cash flows
      Most of the adjustments made from applying IFRSs (recording of financial assets available for sale at fair value, accounting for share-based payments, recording of derivatives at market value, etc.) have no impact on the statement of cash flows.
      The only adjustment impacting the presentation of the statement of cash flows is the capitalization of development costs. The amounts capitalized are presented in “net cash provided (used) by investing activities”, whereas the corresponding research and development costs were shown as a reduction in “net cash provided (used) by operating activities” under French GAAP.
      The reclassification entries are as follows:

—	Cash flows from discontinued operations are classified differently under the two accounting practices (as part of “net cash provided (used) by investing activities” under French GAAP but in a specific caption at the foot of the statement of cash flows under IFRSs).

—	The different presentation of debt linked to the bank activity under French GAAP and IFRSs (see notes VI-B and VI-D) results in presenting changes in this debt in “net cash provided (used) by financing activities” under IFRSs and no longer in “net cash provided (used) by operating activities”.

—	Non-listed marketable securities were included in “cash and cash equivalents” in the statement of cash flows under French GAAP, whereas, under IFRSs, the change in this caption is presented in “net cash provided (used) by investing activities”.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Reclassifications				Adjustments
						research
		Discontinued	Debt linked to	Marketable		and
	French	operations	the bank	securities and	TOTAL	development
	GAAP	V.B	activity V.C	other	Reclassifications	IV.A	IFRS

	(in millions of euros)
Net cash provided (used) by operating activities	(289)		119	29	148	199	58

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets	218			(1)	(1)		217
Capital expenditures	(380)				—	(199)	(579)
Decrease in loans and other financial assets	569						569
Cash expenditures for acquisition of consolidated and unconsolidated companies	(205)	85			85		(120)
Cash proceeds from sale of consolidated and unconsolidated companies	359	(295)			(295)		64
Changes in marketable securities	—			(265)	(265)		(265)
Discontinued operations	(247)	247			247		—

Net cash provided (used) by investing activities	314	37	—	(266)	(229)	(199)	(114)

Cash flows from financing activities:

Issuance/(repayment) of debt	(1,105)		(119)	(30)	(149)		(1,254)
Other changes in cash from financing activities	3				—		3

Net cash provided (used) by financing activities	(1,102)		(119)	(30)	(149)	—	(1,251)

Discontinued operations	—	(67)			(67)		(67)
Net effect of exchange rate changes	(51)			1	1		(50)

Net increase (decrease) in cash and cash equivalents	(1,128)	(30)	—	(266)	(296)	—	(1,424)

Cash and cash equivalents at beginning of year	6,195	30		(190)	(160)	—	6,035

Cash and cash equivalents at end of year	5,067	—		(456)	(456)	—	4,611

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
VIII.     Reconciliation of 2004 net income (loss) by quarter

A.	Reconciliation of Q1 2004 net income (loss)

		Adjustments

		Research		Other
	French	and	Orane &	impacts IAS	Stock	Carry-back	Business		Total	Reclas-
	GAAP	development	Oceane	32 and 39	options	receivable	combinations	Other	adjustments	sifications	IFRS

	(in millions of euros)
Revenues	2,533			(7)				5	(2)	(16)	2,515
Cost of sales	(1,562)			(31)				1	(30)	(15)	(1,607)

Gross profit	971	0	0	(38)	0		0	6	(32)	(31)	908

Administrative and selling expenses	(498)							(2)	(2)	13	(487)
Research and development costs	(369)	32						1	33	(1)	(337)

Operating profit (loss)	104	32	0	(38)	0		0	5	(1)	(19)	84

Share-based payments (stock option or stock purchase plans)					(7)			0	(7)	0	(7)
Restructuring costs	(64)							(1)	(1)	0	(65)
Impairment of capitalized development costs								0	0	0	0
Amortization of goodwill	(105)						105	1	106	(1)

Income (loss) from operating activities		32	0	(38)	(7)		105	5	97	(20)	12

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0
Financial income (loss)	(40)		(3)	34		2		1	34	10	4
Other revenue (expense)	245		0	0				(1)	(1)	(244)
Share in net income (losses) of equity affiliates	(16)							1	1	21	6

Income (loss) before tax and discontinued operations		32	8	(4)	(7)	2	105	6	142	(233)	22

Income tax expense	16	0						4	4	1	21

Income (loss) from continuing operations		32	8	(4)	(7)	2	105	10	146	(232)	43

Income (loss) from discontinued operations								(0)	(0)	232	232

NET INCOME (LOSS)	129	32	8	(4)	(7)	2	105	10	146	(0)	275

Attributable to:
— Equity holders of the parent	134	30	8	(4)	(7)	2	105	10	144	(0)	278
— Minority interests	(5)	2				0	0	0	2	0	(3)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.	Reconciliation of Q2 2004 net income (loss)

		Adjustments

		Research		Other
	French	and	Orane &	impacts IAS	Stock	Carry-back	Business		Total	Reclas-
	GAAP	development	Oceane	32 and 39	options	receivable	combinations	Other	adjustments	sifications	IFRS

	(in millions of euros)
Revenues	2,911			(6)				3	(3)	(9)	2,899
Cost of sales	(1,755)			6				3	9	32	(1,714)

Gross profit	1,156	0	0	(0)	0		0	6	6	23	1,185

Administrative and selling expenses	(532)			0				(1)	(1)	1	(532)
Research and development costs	(413)	22		0				(5)	17	0	(396)

Operating profit (loss)	211	22	0	(0)	0		0	0	22	24	257

Share-based payments (stock option or stock purchase plans)				0	(17)			0	(17)	0	(17)
Restructuring costs	(67)			0				1	1	(2)	(68)
Impairment of capitalized development costs				0				0	0	0	0
Amortization of goodwill	(102)			0			102		102	0

Income (loss) from operating activities		22	0	(0)	(17)		102	1	108	22	172

Interest expense on notes mandatorily redeemable for shares	(11)		11	0				0	11	0
Financial income (loss)	(3)		(3)	(43)		2		(3)	(47)	10	(40)
Other revenue (expense)	32		0	0				0	0	(32)
Share in net income (losses) of equity affiliates	(43)							(0)	(0)	40	(3)

Income (loss) before tax and discontinued operations		22	8	(43)	(17)	2	102	(2)	72	40	129

Income tax expense	28	0						0	0	(0)	28
Income (loss) from continuing operations		22	8	(43)	(17)	2	102	(2)	72	40	157

Income (loss) from discontinued operations										(40)	(40)

NET INCOME (LOSS)	45	22	8	(43)	(17)	2	102	(2)	72	(0)	117

Attributable to:
— Equity holders of the parent	23	23	8	(43)	(17)	2	102	(2)	73	(0)	96
— Minority interests	22	(1)				0	0	0	(1)	0	21

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Reconciliation of Q3 2004 net income (loss)

		Adjustments

		Research		Other					Total
	French	and	Orane &	impacts IAS	Stock	Carry-back	Business		adjust-	Reclas-
	GAAP	development	Oceane	32 and 39	options	receivable	combinations	Other	ments	sifications	IFRS

	(in millions of euros)
Revenues	3,009			(7)				4	(3)	18	3,024
Cost of sales	(1,872)			5				5	10	(3)	(1,865)

Gross profit	1,137	0	0	(2)	0		0	9	7	15	1,159

Administrative and selling expenses	(486)			0						57	(429)
Research and development costs	(381)	24		0				(2)	22	1	(358)

Operating profit (loss)	270	24	0	(2)	0		0	7	29	73	372

Share-based payments (stock option or stock purchase plans)				0	(18)			0	(18)	0	(18)
Restructuring costs	(14)			0				(4)	(4)	0	(18)
Impairment of capitalized development costs				0				0	0	0	0
Amortization of goodwill	(103)			0			103	0	103	0

Income (loss) from operating activities		24	0	(2)	(18)		103	3	110	73	336

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0
Financial income (loss)	(44)		(3)	24		1		5	27	(1)	(18)
Other revenue (expense)	47		0	0				(6)	(6)	(41)
Share in net income (losses) of equity affiliates	(19)							(28)	(28)	13	(34)

Income (loss) before tax and discontinued operations		24	8	22	(18)	1	103	(26)	114	44	284

Income tax expense	(13)							(1)	(1)	0	(14)

Income (loss) from continuing operations		24	8	22	(18)	1	103	(27)	113	44	270

Income (loss) from discontinued operations										(44)	(44)

NET INCOME (LOSS)	113	24	8	22	(18)	1	103	(27)	113	0	226

Attributable to:
— Equity holders of the parent	84	23	8	22	(18)	1	103	(28)	111	0	195
— Minority interests	29	1				0		1	2	0	31

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

D.	Reconciliation of Q4 2004 net income (loss)

		Adjustments

		Research		Other					Total
	French	and	Orane &	impacts IAS	Stock		Business		adjust-	Reclas-
	GAAP	development	Oceane	32 and 39	options	Carry-back	combinations	Other	ments	sifications	IFRS

	(in millions of euros)
Revenues	3,812			(11)				3	(8)	2	3,806
Cost of sales	(2,501)			20				(4)	16	40	(2,445)

Gross profit	1,311	0	0	9	0		0	(1)	8	42	1,361

Administrative and selling expenses	(494)			0				5	5	(7)	(496)
Research and development costs	(424)	20						6	26	(1)	(399)

Operating profit (loss)	393	20	0	9	0		0	10	39	34	466

Share-based payments (stock option or stock purchase plans)					(18)			0	(18)	0	(18)
Restructuring costs	(159)							(17)	(17)	3	(173)
Impairment of capitalized development costs		(88)						0	(88)	0	(88)
Amortization of goodwill	(99)						98	(1)	97	2

Income (loss) from operating activities		(68)	0	9	(18)		98	(8)	13	39	187

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0
Financial income (loss)	(45)		(2)	(29)		2		(11)	(40)	32	(53)
Other revenue (expense)	40		0	0				(7)	(7)	(33)
Share in net income (losses) of equity affiliates	(19)									(11)	(30)

Income (loss) before tax and discontinued operations		(68)	9	(20)	(18)	2	98	(26)	(23)	27	104

Income tax expense	(40)			(0)				(10)	(10)	(21)	(71)

Income (loss) from continuing operations		(68)	9	(20)	(18)	2	98	(36)	(33)	6	33

Income (loss) from discontinued operations										(6)	(6)

NET INCOME (LOSS)	60	(68)	9	(20)	(18)	2	98	(36)	(33)	(0)	27

Attributable to:
— Equity holders of the parent	40	(69)	9	(20)	(18)	2	98	(35)	(33)	(0)	7
— Minority interests	20	1		0				(1)		0	20

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IX.	IFRS balance sheet at January 1, 2004

January 1,
2004

(in millions of euros)
ASSETS
Goodwill	3,630
Intangible assets, net	583
Goodwill and intangible assets, net	4,213
Property, plant and equipment, gross	6,092
Depreciation	(4,656)
Property, plant and equipment, net	1,436
Share in net assets of equity affiliates	501
Other non-current financial assets, net	1,043
Deferred tax assets	1,994
Other non-current assets	353

Total non-current assets	9,540

Inventories and work in progress, net	1,206
Amounts due from customers on construction contracts	527
Trade receivables and related accounts, net	2,763
Advances and progress payments	106
Other current assets	1,837
Assets held for sale	434
Current income taxes	77
Marketable securities, net	267
Cash and cash equivalents	6,035
Total current assets	13,252

TOTAL ASSETS	22,792

LIABILITIES AND SHAREHOLDERS’ EQUITY
Capital stock	2,810
Additional paid-in capital	7,966
Less treasury stock at cost	(1,730)
Retained earnings, fair value and other reserves	(4,901)
Cumulative translation adjustments	—
Net income (loss) — attributable to the equity holders of the parent	—
Shareholders’ equity — attributable to the equity holders of the parent	4,145

Minority interests	388

Total shareholders’ equity	4,533

Pensions, retirement indemnities and other post-retirement benefits	1,238
Bonds and notes issued, long-term	4,186
Other long-term debt	483
Deferred tax liabilities	114
Other non-current liabilities	161

Total non-current liabilities	6,182

Provisions	2,761
Current portion of long-term debt	1,162
Customers’ deposits and advances	1,065
Amounts due to customers on construction contracts	93
Trade payables and related accounts	3,620
Liabilities related to disposal groups held for sale	253
Current income tax liabilities	11
Other current liabilities	3,112

Total current liabilities	12,077

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,792

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 39 —	Summary of differences between accounting principles followed by Alcatel and U.S. GAAP
      Alcatel’s accounts are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the EU (see note 1) which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Differences that existed between generally accepted according principles in France (“French GAAP”), which was used before IFRS, will continue to exist in certain areas as a result of the transitional provisions applied under IFRS 1 even though an IFRS accounting policy may be the same, or similar, to that applied under US GAAP.
      Those differences which have a significant effect on the Group’s profit for the financial year and equity are as follows:

(a)	Differences in accounting for business combinations

Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP that were not restated in the opening IFRS balance sheet (as of January 1, 2004)
      From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation (“DSC”) under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date, adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.
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
      Under IFRS, these business combinations have not been restated to conform with IFRS 3 “Business combinations” (“IFRS 3”) requirements, as permitted by the exemption authorized by IFRS 1 § 13(a)) that we elected.
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
      The purchase prices were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of
	acquisition	Currency	Goodwill

	(in millions)
DSC	1998	USD	2,613
Genesys	2000	USD	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47
TiMetra	2003	USD	114	(a)

(a)	As TiMetra does not meet the definition of a business under U.S. GAAP, goodwill was written off. TiMetra does meet the definition of a business under IFRS as given in Appendix A of IFRS 3.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group (see note 1c).

Intangible assets and impairment
      In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquistion dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, GBP 10 million for Kymata, USD 8 million for Astral Point, USD 27 million for Telera and USD 40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three to seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

Allocation of the purchase price to in-process research and development projects related to business combinations accounted for using the French “pooling of interests” method and not restated in the IFRS opening balance sheet

DSC
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

Genesys
      At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of USD 100 million of the purchase price to the in-process research and development projects represented their estimated fair values.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Allocation of the purchase price to in-process research and development projects related to business combinations accounted for using the purchase method
      As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group. All business combination from January 1, 2004 onwards are accounted for using the purchase method.
      Development expenditures that relates to an in-process research or development project (“IPR&D”) acquired in a business combination is recognized as an intangible asset separate from goodwill under IFRS and U.S. GAAP.
      Under U.S. GAAP (FASB Interpretation N°4), at the date the combination is consummated, all costs assigned to activities to be used in research and development are charged to expense unless the assets have alternative future uses. Therefore IPR&D identified in a business combination and accounted for as intangible assets apart from goodwill are fully amortized once the business combination is consummated.
      On the other hand, under IFRS, expenditures related to IPR&D accounted for as asset in a business combination are considered indefinite-lived until the completion or abandonment of the associated research and development efforts, at which point the useful life of this asset will be determined and the amortization will begin or the impairment booked.
      The main IPR&D concerned are related to the following business combinations: Spatial Wireless in 2004 and Native Networks in 2005.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Spatial
      At the acquisition time, Spatial Wireless was developing a UMTS (Universal Mobile Telecommunications System) project qualified as in-process research and development project. This UMTS project, represents a major engineering effort to integrate UMTS and support for Wi-Fi handset access into the Alcatel’s wireless Softswitch technology. The allocation of USD 10 million of the purchase price to the in-process research and development projects was estimated at USD 10 million at the end of 2004 and USD 14.5 million in 2005.
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

Contribution of Space businesses by Alcatel and Alenia to two jointly controlled joint ventures
      As described in note 3 to the financial statements, on July 1, 2005, Alcatel and Finmeccanica announced the creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel holds 67% and Finmeccanica 33%) and Telespazio Holding (Finmeccanica holds 67% and Alcatel 33%). These joint ventures are jointly controlled, as defined by IAS 31 “Joint Ventures” and are therefore consolidated using the proportionate method of consolidation starting July 1, 2005.
      Under IFRS, in accordance with the guidance provided by SIC 13 “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”, the recognition of any portion of a gain or loss from the transaction shall reflect the substance of the transaction. While the assets are retained by the joint venture, and provided the venturer has transferred the significant risks and rewards of ownership, the venturer shall recognise only that portion of the gain or loss that is attributable to the interests of the other venturers. Therefore a gain related to the contributed business has been accounted for amounting to € 129 million as of December 31, 2005.
      Under U.S. GAAP, contributing assets to a joint venture does not usually result in the culmination of the earnings process. However, similar to the guidance in Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, when cash is paid to one of the joint venturers in order to balance the fair market value of assets contributed by each venturer, gain recognition is allowed insofar as such gain is limited to the lesser of the computed gain or the amount of cash received, provided the recipient has no refund or continuing support obligation. As indicated in note 3, Alcatel received from Finmecannica a payment of € 109 million upon creation of the joint venture.
      Further, gain on disposal related to contributed assets differs under U.S. GAAP from the gain accounted for under IFRS, due to differences between the net book value of the contributed assets under both standards,

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
mainly related to the amortization of goodwill (see note 39b) and accounting treatment of pensions (see note 39f).
      As a consequence of the above, the gain related to the contributed business that has been accounted for under U.S. GAAP in 2005 amounts to € 72 million.

(b)	Amortization and impairment of goodwill
      Under French GAAP, goodwill was generally amortized over its estimated life, not to exceed 20 years.
      As business combinations consummated before January 1, 2004 were not restated in the opening IFRS balance sheet, accumulated amortization of goodwill as of December 31, 2004 accounted for in accordance with French GAAP was maintained in the IFRS consolidated financial statements.
      From January 1, 2004 goodwill (including goodwill on equity method investments) are no more amortized under IFRS but annually impairment tested as prescribed by IFRS 3.
      Beginning January 1, 2002, for the purpose of preparing the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment). In the first step, the fair value of the reporting unit is compared to its book value, including goodwill. If the fair value of the reporting unit is less than its book value, a second step is performed which compares the implied value of the reporting unit’s goodwill to the carrying value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the reporting unit. If the implied value of the goodwill is less than its carrying value, the difference is recorded as an impairment. During 2002, material impairment losses have been accounted for in accordance with SFAS 142 requirements. These impairments losses were related to some of the business combinations accounted for using French “pooling of interests” method described in note 39(a) above.
      Under IFRS, goodwill is allocated to “cash generating units” (defined as the smallest group of identifiable assets that generates cash inflows from continuing use largely independent of the cash inflows from other assets) or groups of “cash generating units”, which represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. In Alcatel this level is similar to the reporting unit level as defined by SFAS 142. If the recoverable amount of the group of cash generating units (including goodwill) is lower than its carrying amount, an impairment loss shall be accounted for to reduce the carrying amount of the assets of the group of units to the recoverable amount, first in reducing the carrying amount of goodwill and then in reducing the carrying amounts of other assets.
      The impairment losses accounted for under U.S. GAAP mainly in 2002 were not accounted for under IFRS, these impairment losses being related to business combinations in which no goodwill had been recorded under IFRS as indicated in note 39(a).
      Additionally, goodwill on equity method investments is no longer amortized. However, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) .
      Amortization charges of goodwill for fiscal year 2002 and 2003 accounted for in our previous French GAAP consolidated financial statements are therefore restated in our U.S. GAAP consolidated financial statements and specific U.S. GAAP impairment losses have been accounted for related to business combinations recorded under French “pooling of interest methods” that were not restated under IFRS.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Capitalization of development expenses related to Research and Development efforts
      Under IFRS -IAS 38 “Intangible assets” (“IAS 38”) expenses related to development phase of a research and development project shall be capitalized if certain criteria are met:

•	technical feasibility of completing the project so that it will be available for use or sale,

•	intention to complete the project,

•	ability to use or sell the intangible asset arising from the project,

•	capacity to generate probable future economic benefits,

•	availability of adequate resources to complete the development, and

•	ability to measure the expenditures attributable to the project).
      Under U.S. GAAP, software development costs would be similarly capitalized in accordance with SFAS No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. However, in accordance with SFAS No 2 “Accounting for Research and Development Costs” non-software development costs shall be charged to expense when incurred.

(d)	Liability recognition for certain employee termination benefits and other costs associated to restructuring plans such as anticipated termination of leases
      The main difference between IFRS and U.S. GAAP relates to voluntary termination benefits. Under IAS 19 “Employee benefits” (“IAS 19”), benefits are recognized when the entity is demonstrably committed to providing those benefits. This definition differs from the requirements of SFAS N° 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, the liability is recognized when incurred (when the employee accepts the entity’s offer of voluntary termination of employment).
      Another difference is related to the accounting method for onerous contracts. Under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) an onerous contract is a contract in which the unavoidable costs of meeting its obligations exceed the economic benefits expected. We recognize a provisions as soon as definition of a provision is met. In the specific case of onerous operating lease the provision could be recognized before we cease to use the asset concerned. Sub-lease rentals are accounted for only if we enter in such sub-leases. Under SFAS 146, a liability for a cost to terminate a contract before the end of its term shall be recognized at fair value when the entity terminates the contract. If the contract is an operating lease the fair value of the liability at the cease-use date shall be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained, even if the entity does not intend to enter into a sublease.

(e)	Other comprehensive income
      SFAS No. 130 “Other Comprehensive Income” (“SFAS 130”) requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. IAS 1 “Presentation of Financial Statements” (“IAS 1”) does not require the same disclosures as SFAS 130. For instance IAS 1 does not require display or disclosure of the accumulated balances for individual items reported directly in equity.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	Pension and post-retirement benefits other than pension plans
      Under U.S. GAAP, when the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, an additional minimum liability must be recognized in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. If this liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction of shareholders’ equity. Under IFRS (IAS 19), there is no such requirement.
      To comply with U.S. GAAP, the Group applies the SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”. These post-retirement benefits, primarily life insurance and health care, cover most of Alcatel’s U.S. Group employees.
      Starting January 1, 2004, Alcatel comply with IAS 19 (Employee Benefits). The actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that were recorded at January 1, 2004, have been recorded in shareholders’ equity (see note 1k). Under U.S. GAAP those actuarial gains and losses will be recognized over the expected average remaining working lives of the employees.

(g)	Share-based payment
      Accounting for stock option plans under IFRS “Share-Based Payment” (“IFRS 2”) leads to recognition of a compensation expense. Equity-settled share based payment such as stock options plans are measured at fair value. Fair value is determined at the date of grant using an appropriate evaluation model (see note 1w and note 23e). Only options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles. Other stock options does not lead to recognition of a compensation expense.
      Under U.S. GAAP, Alcatel accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting For Stock Issued To Employees” (“APB 25”), and related interpretations. Stock-based employee compensation cost is reflected in net income based on the intrinsic value of the stock options granted.
      The effect on net income and earnings per share, if Alcatel had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), is presented in note 42(2).

(h)	Leases and sale-leaseback transactions
      SFAS 13 “Accounting for leases” (“SFAS 13”) requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under IAS 17 “Leases”, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.
      IAS 17 “Leases” and SFAS 13 prescribe similar lease accounting approaches based on whether a lease transfers substantially all of the risks and rewards related to ownership of the leased asset. However, SFAS 13 provide quantitative criteria to determine if a lease is an operating lease or a capital lease where IAS 17 requires subjective determinations to be made. It could lead in certain rare circumstances to consider a lease as operating lease under U.S. GAAP and as finance lease under IAS 17 and vice versa.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)	Compound financial instruments
      If a financial instrument contains both a liability and an equity component, such components shall be classified separately as financial liabilities or equity instruments underIAS 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”).
      This is the case with the bonds issued by the Group in 2003 (Oceane — Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes, bonds convertible into or exchanged for new or existing shares) and 2002 (Orane — Obligation Remboursable en Actions Nouvelles ou Existantes, bonds mandatorily redeemable for new or existing shares) (see note 1m).There is no debt component booked for the ORANE bonds since all interests was pre-paid at the issuance date.
      These requirements differ from those of U.S. GAAP . The Orane (Notes mandatorily redeemeable for shares) is presented on a specific balance sheet line item in the U.S. GAAP classified balance sheet (see note 41(4)) and the Oceane (bonds convertible into or exchanged for new or existing shares) are accounted for as financial debt and presented as long term financial debt in the U.S. GAAP classified balance sheet (see note 41(4)).

(j)	Reversal of inventory write-down
      Under IAS 2 “Inventories” (“IAS 2”), inventories are written-down if cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes in economic circumstances, the amount of the write-down is reversed even if the inventories remain unsold.
      Under U.S. GAAP, ARB N° 43 “Restatement and Revision of Accounting Research Bulletins” states that following a write-down “such reduced amount is to be considered the cost for subsequent accounting purposes” and it is therefore not permitted to reverse a former write-down before the inventory is either sold or written-off.

(k)	Presentation of consolidated financial statements
      The classification of certain items in, and the format of, Alcatel’s consolidated financial statements vary to some extent from U.S. GAAP.
      The most significant reporting and presentation practices followed by Alcatel that differ from U.S. GAAP are described in the following paragraphs:
      In its balance sheet, Alcatel reports the costs incurred plus recognized profits less the sum of recognized losses and progress billings for all construction contracts in progress either in the specific balance sheet line item “amount due from customers” or in the specific line item “amounts due to customers” depending if the amounts determined contract by contract are respectively positive or negative as required by IAS 11 “Construction Contracts” (“IAS 11”). These specific balance sheet line items does not exist under U.S. GAAP and the corresponding amounts are presented in inventories, trade receivables and related accounts, or other reserves depending upon their nature.
      Deferred taxes are presented in non current assets and liabilities under IFRS and as current or non current under U.S. GAAP based on the classification for financial reporting of the related tax asset or liability.
      Under IFRS (IAS 1), the income statement is presented using a classification based on the function of expenses. Nevertheless, when an item of income and expense is material, the nature and amount shall be disclosed separately. Expenses presented on specific line item of the income statement due to their materiality

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
are restructuring costs, impairment of intangible assets, share-based payment and gain on sale of stock in subsidiaries. Income statements line item presented could therefore differ between the two standards.
      In its statement of cash flows under IFRS, Alcatel presents the items “net cash provided (used) by operating activities before changes in working capital, interest and taxes”, this item would not be shown under a U.S. GAAP statement of cash flows presentation.

(l)	Discontinued operations
      In April 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company which is an investment in associate in accordance with IAS 28 “Investments in Associates” officially started operations on August 31, 2004 and is 55% owned by TCL and 45% owned by Alcatel and accounted for under the equity method. The mobile phone business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinued operations under IFRS in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”). This transaction would not be considered as a discontinued activity under U.S. GAAP due to our 45% interest in TCL & Alcatel Mobile Phone Ltd at year end. Under U.S. GAAP, due to continuing involvement (this concept being not present in the definition of discontinued operations in IFRS 5), the mobile phone business results from January 1, 2004 to August 30, 2004 have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.
      In May 2004, Alcatel announced that it had entered into a binding agreement with Draka to combine their respective global optical fiber and communication cable businesses. This transaction was completed on July 1, 2004. Draka owns 50.1% and Alcatel 49.9% of the new company Draka Comteq BV. The optical fiber business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinued operations under IFRS. This transaction would not be considered as a discontinued activity under U.S. GAAP due to our 49.9% interest in Draka Comteq BV at year end. Under U.S. GAAP, the optical fiber business results from January 1, 2004 to June 30, 2004 have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.

(m)	Cumulative translation adjustment
      Due to the election made to reset the cumulative translation adjustment as of January 1, 2004 to zero, as permitted by IFRS 1 (see comments given in note 1d), Alcatel created a permanent reconciling item for U.S. GAAP purposes.

Note 40 —	Reconciliation to U.S. GAAP
      The following is a summary of the estimated adjustments to Alcatel net income (loss) attributable to the equity holders of the parent for the years 2005 and 2004 and Alcatel shareholders’equity attributable to the equity holders of the parent at December 31, 2005 and 2004, which would be required if U.S. GAAP had been applied instead of IFRS.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Net income

	Note		2005(a)	2005	2004

	(in millions)
Net income (loss) attributable to the equity holders of the parent according to IFRS			$1,101	€930	€576
Business combinations and amortization of goodwill	39	(a)(b)	(118)	(100)	(43)
Capitalization of development costs	39	(c)	27	23	73
Restructuring plans	39	(d)	(62)	(52)	(97)
Sale and lease back transactions	39	(h)	(3)	(2)	23
Compound financial instruments	39	(i)	(32)	(27)	(33)
Discontinued operations	39	(l)	—	—	(35)
Share based payments	39	(g)	82	69	60
Pension and post-retirement benefits	39	(f)	(11)	(9)	30
Other adjustments			(4)	(4)	(32)
Tax effect of the above adjustments			(77)	(65)	28

Net income (loss) according to U.S. GAAP			903	763	550

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.

(2)	Shareholders’ equity

			December 31,	December 31,	December 31,
	Note		2005(a)	2005	2004

	(in millions)
Shareholders’ equity attributable to the equity holders of the parent according to IFRS			$7,382	€6,234	€4,920
Business combinations and amortization of goodwill	39	(a)(b)	3,866	3,265	3,107
Capitalization of development costs	39	(c)	(230)	(194)	(224)
Restructuring plans	39	(d)	71	60	109
Sale and lease back transactions	39	(h)	(231)	(195)	(193)
Compound financial instruments	39	(i)	(137)	(116)	(734)
Pension and post-retirement benefits	39	(f)	(506)	(427)	(294)
Discontinued operations	39	(l)	—	—	3
Other adjustments			109	92	124
Tax effect of the above adjustments			—	—	46

Shareholders’ equity according to U.S. GAAP			$10,325	8,719	€6,864

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.

Note 41 —	Summarized U.S. GAAP Consolidated Financial Statements
      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2005 and 2004 as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interests.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Summarized U.S. GAAP Consolidated Income Statements

	2005(a)	2005	2004

	(in millions)
Net sales	$15,547	€13,129	€12,663
Cost of sales	(10,086)	(8,517)	(8,092)
Administrative and selling expenses	(2,426)	(2,049)	(2,004)
Research and development expenses	(1,704)	(1,439)	(1,573)
Purchased in-process R&D	(12)	(10)	(9)
Restructuring costs	(206)	(174)	(431)
Amortization and impairment of goodwill and other operating expenses	—	—	(4)

Income (loss) from operations	1,113	940	550
Interest expense on notes mandatorily redeemable for shares	(47)	(40)	(44)
Other interest expense	(240)	(203)	(191)
Interest income and other financial income, net	135	114	128
Other income (expense), net	—	—	—
Gain on sale of stock in subsidiaries	195	165	221

Income (loss) from continuing operations before taxes	1,156	976	664
Share in net income of equity affiliates	(26)	(22)	(33)
Provision for income tax	(185)	(156)	(9)
Minority interests	(41)	(35)	(66)

Net income (loss) from continuing operations	904	763	556

Income (loss) from discontinued operations	—	—	(6)

Net income (loss)	$904	€763	€550

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.

(2)	Earnings per share under U.S. GAAP:
      Earnings per share presented below are calculated in accordance with SFAS 128 “Earnings per Share”. The number of shares to be issued upon conversion of notes mandatorily redeemable for new or existing shares (ORANE) is excluded of the calculation of basic earnings per share.

	2005(a)	2005	2004

Ordinary shares
Basic earnings per share:
Net income (loss) before cumulative effect of adoption of new standards	$0.66	€0.56	€0.45
Net income (loss)	$0.66	€0.56	€0.45
Diluted earnings per share:
Net income (loss) before cumulative effect of adoption of new accounting standards	$0.66	€0.55	€0.42
Net income (loss)	$0.66	€0.55	€0.42

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each year disclosed.

	Ordinary shares

	Net income	Number of	Per share
2005	(loss)	shares	amount

	(in millions of euros)
Basic earnings per share	763	1,367,994,653	0.56
Stock option plans		9,188,929	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	763	1,377,183,582	€0.55

      The number of stock options not exercised as of December 31, 2005 amounted to 149,359,801 shares. Only 9,188,929 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

	Net income	Number of	Per share
2004	(loss)	shares	amount

	(in millions of euros)
Basic earnings per share	550	1,228,745,770	€0.45
Stock option plans	—	14,133,029	—
Notes mandatorily redeemable for shares (ORANE)	29	120,782,388	—

Diluted earnings per share	579	1,363,661,187	€0.42

      The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 14,133,029 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Statement of comprehensive income
      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2005 and 2004 as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

	2005(a)	2005	2004

	(in millions)
Net income (loss) under U.S. GAAP	$904	€763	€550
Other comprehensive income:
— Foreign currency translation adjustments	666	562	(262)
— Unrealized gains (losses) on securities	(57)	(48)	39
— Cash flow hedge	2	2	—
— Minimum pension liability adjustments	(163)	(138)	(103)
— Tax effect on the above adjustments	—	—	(16)

Comprehensive income (loss) according to U.S. GAAP	$1,351	€1,141	€208

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.
     If Alcatel were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum pension liability adjustments, foreign currency translation adjustments, unrealized gains (losses) on available-for-sale securities and cash flow hedge would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each of these classifications.

	Minimum	Foreign	Unrealized
	pension	currency	gains
	liability	translation	(losses) on	Cash flow
	adjustments	adjustments	securities	hedge

	(in millions of euros)
2005
Balance beginning of the year	(363)	(1,116)	82	—
Current period change	(138)	562	(48)	2

Balance end of the year	(501)	(554)	34	2

2004
Balance beginning of the year	(244)	(854)	43	—
Current period change	(119)	(262)	39	—

Balance end of the year	(363)	(1,116)	82	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Classified balance sheet as of December 31:

	2005	2004

	(in millions of euros)
ASSETS
Cash and cash equivalents	4,510	4,611
Marketable securities, net	640	552
Other debtors	1,310	1,894
Trade receivables and related accounts	4,090	3,494
Inventories, net	1,695	1,502
Assets held for sale	50	118

TOTAL CURRENT ASSETS	12,295	12,171

Other investments & other non current assets, net	2,312	2,396
Share in net assets of equity affiliates	706	708

Investments and other non-current assets	3,018	3,104

Property, plant and equipment, at cost	4,636	4,910
Less: accumulated depreciation	(3,468)	(3,692)

Property, plant and equipment, net	1,168	1,218

Acquisition goodwill, net	7,024	6,829
Other intangible assets, net	679	566

Intangible assets, net	7,703	7,395

TOTAL NON-CURRENT ASSETS	11,889	11,717

TOTAL ASSETS	24,184	23,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,106	2,553
Trade payables and related accounts	3,755	3,356
Accrued contract costs & other accrued liabilities	1,264	1,573
Customers deposits and advances	1,144	1,164
Short-term financial debt	1,051	1,053
Liabilities related to discontinued activities or to a disposal group held for sale	—	100

TOTAL CURRENT LIABILITIES	9,320	9,799

Other long-term liabilities	573	381

Other long-term financial debt	394	388
Bonds and notes issued, long-term	2,519	3,240

Long-term financial debt	2,913	3,628

Other reserves	470	639
Accrued pensions and retirement obligations	1,717	1,557

Total reserves	2,187	2,196

TOTAL NON-CURRENT LIABILITIES	5,673	6,205

Notes mandatorily redeemable for shares	—	645

MINORITY INTERESTS	472	375

Capital stock	2,857	2,610
Additional paid-in capital	21,594	21,215
Retained earnings, fair value and other reserves	(13,558)	(14,241)
Unrealized holding gains (losses) and cash flow hedge	36	82
Cumulative translation adjustments	(554)	(1,116)
Less treasury stock, at cost	(1,656)	(1,686)

SHAREHOLDERS’ EQUITY	8,719	6,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	24,184	23,888

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	Statement of changes in shareholders’ equity

					Unrealized
		Additional		Minimun	holding	Cash	Cumulative	Treasury	Net
	Capital	paid-in	Retained	liability	gains/	flow	translation	stock at	income	Shareholders’
	stock	capital	earnings	adjustment	(losses)	hedge	adjustment	cost	(loss)	equity

	(in millions of euros)
Balance at December 31, 2004 after appropriation	2,610	21,215	(13,878)	(363)	82	—	(1,116)	(1,686)	—	6,864

Capital increase	5	13								18
Capital increase linked to the repayment of the notes mandatorily redeemable for shares (Orane)	242	403								645
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries		(37)						30		(7)
Net changes in cash flow hedge						2				2
Net changes in unrealized holding gains/(losses)					(48)					(48)
Minimum liability adjustment				(138)						(138)
Translation adjustment							562			562
Other changes			58							58
Net income (loss)	—	—	—	—	—	—	—	—	763	763

Balance at December 31, 2005 before appropriation	2,857	21,594	(13,820)	(501)	34	2	(554)	(1,656)	763	8,719

Proposed appropriation of net income (loss)	—	—	534	—	—	—	—	—	(763)	(229)

Balance at December 31, 2005 after appropriation	2,857	21,594	(13,286)	(501)	34	2	(554)	(1,656)	—	8,490

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 42 — Specific U.S. GAAP disclosures

(1)	Impairment of goodwill (Disclosure SFAS 142)
      The changes during 2005 in the carrying value of goodwill per segment are presented in the table below:

	Fixed	Mobile	Private		Total
	communications	communications	communications	Other	group

	(in millions of euro)
Balance as of January 1, 2004	4,026	401	2,384	20	6,831

Goodwill acquired during year		183	29		212
Goodwill adjusted during allocation period		1			1
Impairment losses			(1)	(3)	(4)
Goodwill written off related to sale or discontinuance of business	(10)		(7)		(17)
Currency translation adjustments	(112)	(16)	(64)	(2)	(194)

Balance as of December 31, 2004	3,904	569	2,341	15	6,829

Goodwill acquired during year	30		110		140
Goodwill adjusted during allocation period		9	(6)		3
Impairment losses
Goodwill written off related to sale or discontinuance of business			(343)		(343)
Currency translation adjustments and other	853	(30)	(430)	2	395

Balance as of December 31, 2005	4,787	548	1,672	17	7,024

Amortization of identifiable intangible assets acquired

Entities acquired during the year

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	27	(17)
— Acquired technology and in process research and development	11	(7)
— Other	16	(10)
Unamortized intangible assets	—	—
      The amortization expense of entities acquired during the year was €9 million. Amortization expense of intangible assets is expected to be €3 million in 2006 and € 2 millions in 2007, 2008 and 2009.

Alcatel Group

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	1,444	(809)
— Acquired technology	294	(203)
— Other(a)	1,150	(606)
Unamortized intangible assets(b)	44	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	mainly software development costs.

(b)	intangible assets related to the application of SFAS 87 (see note 42 (5) a)
     The amortization expense for the year ended December 31, 2005 was €257 million. Amortization expense of intangible assets excluding intangibles assets related to the application of SFAS 87 is expected to €236 million in 2006, €216 million in 2007, €152 million in 2008, €18 million in 2009, €9 million in 2010 and € 3 million in 2011.

(2)	Stock-based compensation (disclosure SFAS 123 and SFAS 148)
      From 1996 to 2005, Alcatel adopted stock option incentive plans (see note 23).
      The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1999 through 2005:
      Since 2004, the fair value of options at grant date has been determined using a binomial method (Cox-Ross-Rubinstein model). This allows behavioral factors governing the exercice of stock-options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercice period. The fair values at grant date of options granted during the years 2003, 2002 and 1999 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans, each with the following characteristics:

	2005	2004	2003	2002	2001	2000	1999

Interest rate	3.50%	3.91%	3.62%	3.80%	5%	5%	6%(a)
Expected life	3-8 years	3-8 years	3-8 years	3-8 years	3-9 years	5-10 years	5 years
Expected volatility	40%	40%	60%	60%	(c)	(b)	39%
Expected dividends	(e)	(d)	1%	1%	1%	1%	1%

(a)	USD rates, concern mainly U.S. plans

(b)	73% for Alcatel Class O shares, 64% for Class A shares, 51% for ADS.

(c)	50% for Alcatel Class O shares, 46% for Class A shares, 46% for ADS.

(d)	0% in 2004 and 2005, 1% for later years

(e)	0% in 2005, 1% for later years
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

	2005	2004

	(in millions
	of euros except
	per share data)
Net income (loss) as reported	763	550
Stock-based employee compensation expense included in reported net income, net of tax	—	—
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(168)	(350)

Proforma net income (loss)	595	200

Basic earnings per ordinary share as reported	0.56	0.45
Basic earnings per ordinary share proforma	0.43	0.16
Diluted earnings per ordinary share as reported	0.55	0.42
Diluted earnings per ordinary share proforma	0.43	0.16

(3)	Restructuring (SFAS 146)
      Under IFRS, as disclosed in note 1(j), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group’s management and have been announced before the balance sheet date of the Group’s financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in note 39(d).
      The impact of this U.S. GAAP adjustment for the years ended December 31, 2005 and 2004 respectively is as follows:
2005:

					Cumulative
		Current			translation
	December 31,	year			adjustments	December 31,
	2004	expense		Utilization	and others	2005

	(in millions of euros)
Restructuring reserve according to IFRS	692	132		(414)	7	417
Moving costs	(16)	8		—	1	(7)
Lease obligations and other direct costs	(33)	3		—	(3)	(33)
Termination costs in excess of legal obligations	(61)	41		—	—	(20)
Total U.S. GAAP adjustment	(110)	52		—	(2)	(60)

Restructuring reserve according to U.S.GAAP	582	184	*	(414)	5	357

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	379	187		(303)	(7)	256

*	Total restructuring costs according to U.S. GAAP were €174 million and in addition, a finance cost of € 10 million was recorded in “interest income and other financial income net” for the amount related to reversing the discount element included in restructuring reserves.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The current year expense recorded in 2005 includes the following major actions:

2005

(in millions of euros)
— Termination costs in Alcatel-CIT (France)	45
— Reorganization and termination costs for Alcatel Space and Alcatel Space Alenia	17
— Termination costs in Alcatel Espana S.A. (Spain)	18
— Italy	12
— Closure of Illkirch (France)	18
— Termination costs in Germany and closure of Stuttgart optics factory	25
— Reorganization, outsourcing and termination costs in USA	10
— Other plans in the world	39

Total	184

      The reserve at the end of 2005 is analyzed below:

2005

(in millions of euros)
Employee termination benefits	258
Other costs	99

Total	357

      The remaining € 258 million reserve for employee termination benefits at December 31, 2005 includes approximately 2,356 employees representing:

Number of
employees

— Termination costs in Alcatel-CIT (France)	468
— Downsizing of Submarine Networks Division	140
— Termination costs in Alcatel Espana S.A. (Spain)	65
— Reorganization of Space Division: termination mainly in France and Belgium	599
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	293
— Termination costs in Germany and closure of Stuttgart optics factory	383
— Closure of Illkirch industrial activity	66
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	45
— Other plans in the world	297

Total	2,356

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 146 disclosure related to plans initiated after December 31, 2002:
      The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2005 for the plans initiated after December 31, 2002, is as follows:

			Costs paid
	December 31,	Charged to	or settled	CTA and	December 31,
	2004	expense	(utilization)	other	2005

	(in millions of euro)
Alcatel-CIT	94	42	(86)	(2)	48
Alcatel Espana S.A. (Spain)	24	18	(25)	—	17
Submarine Networks Division	42	9	(26)	2	27
Space division	10	15	(3)	(6)	16
Germany	90	35	(41)	1	85
Italy		15	(15)
Alcatel USA	27	11	(25)	1	14
Illkirch	45	15	(41)	(5)	14
Other (no individual amount higher than € 50 million)	47	27	(41)	2	35

Total	379	187	(303)	(7)	256

Of which:
Termination benefits	262	170	(243)		189
Contract terminations	22	6	(9)	3	22
Other associated costs	95	11	(51)	(10)	45
      The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

			Cumulative
			amount
		Amount	incurred as of
	Total amount	incurred in	December 31,
Plans initiated in 2005	expected	2005	2005

Termination benefits	94	88	88
Contract terminations	9	9	9
Other associated costs	1	1	1

Total	104	98	98

Of which:
Fixed Communications Group	16	16	16
Mobile Communications Group	2	2	2
Private Communications Group	33	27	27
Other	53	53	53

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2005, there is no plan exceeding € 20 million individually. The major actions were taken in Spain, Italy, and France (mainly in the Space activities).

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
Plans initiated in 2004	expected	2004	2005	2005

	(in millions of euros)
Termination benefits	82	74	5	79
Contract terminations	11	32	(1)	31
Other associated costs	24	5	(1)	4

Total	117	111	3	114

Of which:
Fixed Communications Group	31	27	4	31
Mobile Communications Group	4	4	1	5
Private Communications Group	16	14	1	15
Other	66	66	(3)	63
      The major exit activities initiated during 2004, and their impact in 2004 and 2005 are the following:

• Alcatel España S.A. (Spain) restructuring plan
      In order to further reduce its fixed costs basis, Alcatel España S.A decided in the fourth quarter of 2004 to extend the 2003 collective plan (see below). This extension was focused on employees with high compensation costs and affects 130 employees.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
Plans initiated in 2004	expected	2004	2005	2005

	(in millions of euros)
Termination benefits	25	25	—	25
Contract terminations	—	—	—	—
Other associated costs	—	—	—	—

Total	25	25	—	25

Of which:
Fixed Communications Group	5	5	—	5
Mobile Communications Group	—	—	—	—
Private Communications Group	1	1	—	1
Other	19	19	—	19

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

• Alcatel USA exit activities
      Due to a shift in the Access market, Alcatel USA engaged in a plan to discontinue the 7201 product line. The discontinuation of this activity resulted in costs related to unused fixed assets, contract manufacturing liabilities and the closure of part of the Petaluma, CA facility.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
Plans initiated in 2004	expected	2004	2005	2005

	(in millions of euros)
Termination benefits
Contract terminations	11	11	(2)	9
Other associated costs	6	6	—	6

Total	17	17	(2)	15

Of which:
Fixed Communications Group	13	13	(1)	12
Mobile Communications Group	—	—	—	—
Private Communications Group	3	3	(1)	2
Other	1	1	—	1

					Cumulative
					amount
		Amount	Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	incurred in	December 31,
Plans initiated in 2003	expected	2003	2004	2005	2005

	(in millions of euros)
Termination benefits	912	690	185	79	954
Contract terminations	60	58	(3)	(2)	53
Other associated costs	85	66	55	10	131

Total	1,057	814	237	87	1,138

Of which:
Fixed Communications Group	595	497	46	54	597
Mobile Communications Group	127	77	65	20	162
Private Communications Group	245	202	68	19	289
Other	90	38	58	(6)	90
      The figures in the above table do not include plans initiated in 2003 for companies that are no longer consolidated.
      The major exit activities initiated during 2003 and their impact in 2003, 2004 and 2005 are as follows:

• Alcatel-CIT restructuring Plan
      Due to the downturn in the telecom market, and more specifically, the domestic French market, Alcatel CIT had to reduce its cost base to remain competitive. In January 2003, Alcatel CIT management signed an agreement with French unions called “accord de méthode”, corresponding to the overcapacity of more than 1,000 people.
      CIT had to reduce its resources in Fixed networks, given on the one hand, the maturity of “voice” activities and reduction of new functionalities requested by operators, and on the other hand, the reduced

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
R&D efforts and necessary resources. Reduction in Wireline Transmission was due to decreased activities mostly related to reduced SDH business (high capacity transmission). Terrestrial Transmission was hit by the drop in sales as a consequence of the overall market downturn, impacting mostly marketing and operation resources. The research division was penalized by a sharp activity downturn, particularly in Optics.

					Cumulative
					amount
		Amount	Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	incurred in	December 31,
Plans initiated in 2003	expected	2003	2004	2005	2005

	(in millions of euros)
Termination benefits	431	262	134	42	438
Contract terminations	2	1	5	—	6
Other associated costs	—	—	—	—	—

Total	433	263	139	42	444

Of which:
Fixed Communications Group	243	168	44	15	227
Mobile Communications Group	117	60	64	21	145
Private Communications Group	47	30	15	6	51
Other	26	5	16	—	21

• Alcatel España S.A. (Spain) restructuring plan:
      Due to the overall downsizing of the market affecting Europe and the local competition in prices (particularly fixed networks products), Alcatel España had to reduce its cost base to remain competitive in the local environment.
      Starting mid 2002, the production of wireline access products at the Toledo site was outsourced in order to address the general downturn in the telecommunication market and to allow more flexibility. In addition, Alcatel management decided to concentrate the production of switching products since several production sites were operating in Europe below capacity. The switching production at the Villaverde site was stopped and the remaining volume was transferred to Germany.
      In March 2003, a new plan was launched with the goal of centralizing functions of the entire Alcatel España organization. This plan eliminated much duplication in several functions and allowed a greater use of the resources. As a consequence, the Villaverde site was closed and all the employees working at this site were moved to the central office in Ramirez del Prado. In total, approximately 460 persons were covered under this reorganization and restructuring plan.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In November 2003, an extension to the collective plan was negotiated with the unions to cover a downsizing of the activities of the Integration and Service Division.

					Cumulative
					amount
		Amount	Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	incurred in	December 31,
Plans initiated in 2003	expected	2003	2004	2005	2005

	(in millions of euros)
Termination benefits	86	84	8	—	92
Contract terminations	2	—	3	1	4
Other associated costs	9	8	—	—	8

Total	97	92	11	1	104

Of which:
Fixed Communications Group	60	66	3	—	69
Mobile Communications Group	3	6	—	—	6
Private Communications Group	11	20	5	—	25
Other	23	—	3	1	4

• Submarine Networks Division restructuring plan
      After two years of strong growth within the submarine industry, the market collapsed in 2001. Alcatel’s submarine worldwide sales decreased from €1.8 billion in 2001 to €0.5 billion in 2002 and € 0.2 billion in 2003. Most of the operators in the submarine market filed for Chapter 11 protection, suspended payments, cancelled their contracts or asked for re-negotiation of the contract terms.
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
      Due to a general overcapacity on the wet maintenance market and accelerated by contract terminations, a restructuring plan of the maintenance fleet was decided by management in the second half of 2003 aiming at

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
reducing the vessel fleet from eight to six. The restructuring covers mainly the termination of the charter of one of the vessels as well as a write-off of another vessel.

					Cumulative
					amount
	Total	Amount	Amount	Amount	incurred as of
	amount	incurred in	incurred in	incurred in	December 31,
Plans initiated in 2003	expected	2003	2004	2005	2005

	(in millions of euros)
Termination benefits	78	66	9	6	81
Contract terminations	10	14	(4)	—	10
Other associated costs	20	20	—	(4)	16

Total	108	100	5	2	107

Of which:
Fixed Communications Group	108	100	5	2	107
Mobile Communications Group	—	—	—	—	—
Private Communications Group	—	—	—	—	—
Other	—	—	—	—	—

• Reorganization of Space Division:
      In 2001 and 2002, the satellite market suffered from a large market downturn, which led to overcapacities in Alcatel Space and other main competitors in this industry.
      Starting 2003, collective social plans were launched in France and in Belgium.
      To further resolve the overcapacity issues, it was also decided to close the Norway and Denmark subsidiaries and to transfer the workload to France.

					Cumulative
					amount
	Total	Amount	Amount	Amount	incurred as of
	amount	incurred in	incurred in	incurred in	December 31,
Plans initiated in 2003	expected	2003	2004	2005	2005

	(in millions of euros)
Termination benefits	54	54	—	—	54
Contract terminations	10	10	—	—	10
Other associated costs	—	—	3	—	3

Total	64	64	3	—	67

Of which:
Fixed Communications Group	—	—	—	—	—
Mobile Communications Group	—	—	—	—	—
Private Communications Group	64	64	3	—	67
Other	—	—	—	—	—

• Restructuring plan in Germany:
      Due to considerable technological changes and a serious reduction in the digital switching market, employment levels in Switching (particularly in installation/deployment) were sharply decreasing in 2002 and 2003. Besides, due to a worldwide flat demand in Optical transmission systems from 2001 onwards, the

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Optics factory in Stuttgart could no longer be sustained for economic reasons. Voluntary leave and a reduction in working time in the first three quarters in 2003 were not sufficient as restructuring measures.
      At the end of November 2003, a new restructuring plan was launched. Main activities impacted were Switching (where Germany is one of the production units), Optical Transmission Systems (mainly manufacturing activities) and general administration.
      In 2004 and 2005, new actions (outsourcing of optical activities and new voluntary departures) were implemented, giving rise to additional costs.

					Cumulative
					amount
	Total	Amount	Amount	Amount	incurred as of
	amount	incurred in	incurred in	incurred in	December 31,
Plans initiated in 2003	expected	2003	2004	2005	2005

	(in millions of euros)
Termination benefits	62	54	—	26	80
Contract terminations	—	—	—	—	—
Other associated costs	17	11	28	9	48

Total	79	65	28	35	129

Of which:
Fixed Communications Group	79	65	28	35	129
Mobile Communications Group	—	—	—	—	—
Private Communications Group	—	—	—	—	—
Other	—	—	—	—	—

• Closure of Illkirch industrial activity:
      Beginning July 2001, Alcatel restructured its industrial activities related to the production of GSM terminals at the Illkirch site. At first, the site was converted to the manufacture of opto-electronic components. However, when the components market collapsed, Alcatel opted to seek industrial work outside its own activities (Intraprise project).
      As no significant workload could be found, Alcatel management announced in November 2003 the closing of the Illkirch Industries Division.

					Cumulative
					amount
	Total	Amount	Amount	Amount	incurred as of
	amount	incurred in	incurred in	incurred in	December 31,
	expected	2003	2004	2005	2005

	(in millions of euros)
Termination benefits	88	68	20		88
Contract terminations	—	—	—	—	—
Other associated costs	16	—	16	6	22

Total	104	68	36	6	110

Of which:
Fixed Communications Group	—	—	—	—	—
Mobile Communications Group	—	—	—	—	—
Private Communications Group	104	68	36	6	110
Other	—	—	—	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004:
      The impact of the U.S. GAAP adjustment for the year ended December 31, 2004 was as follows:

				Cumulative
		Current		translation
	December 31,	year		adjustments	December, 31,
	2003	expense	Utilization	and others	2004

	(in millions of euros)
Restructuring reserve according to IFRS	1,084	334	(606)	(120)	692
Consolidation of discontinued activities	—	3	(37)	34	—
Moving costs	(14)	(2)	—	—	(16)
Lease obligations and other direct costs	(58)	10	—	—	(33)
Termination costs in excess of legal obligation	(148)	86	—	1	(61)

Total U.S. GAAP adjustment	(220)	97	(37)	50	(110)

Restructuring reserve according to U.S. GAAP	864	431	(643)	(70)	582

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	409	349	(384)	5	379
      The current year expense recorded in 2004 included the following major actions:

2004

— Termination costs in Alcatel-CIT (France)	144
— Termination costs in Alcatel Espana S.A. (Spain)	36
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	31
— Termination costs in Germany and closure of Stuttgart optics factory	65
— Closure of Illkirch industrial activity	43
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	38
— Other plans in the world	74

Total	431

      The reserve at the end of 2004 is analyzed below:

2004

(in millions
of euros)
Employee termination benefits	405
Other costs	177

Total	582

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The remaining € 405 million reserve for employee termination benefits at December 31, 2004 included approximately 3,627 employees representing:

Number of
employees

— Termination costs in Alcatel-CIT (France)	583
— Downsizing of Submarine Networks Division	138
— Termination costs in Alcatel Espana S.A. (Spain)	124
— Reorganization of Space Division: Termination mainly in France and Belgium	443
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	299
— Termination costs in Germany and closure of Stuttgart optics factory	925
— Closure of Illkirch industrial activity	293
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	365
— Other plans in the world	457

Total	3,627

(4)	Pension and post-retirement benefits other than pension plans
      In accordance with the laws and customs of each country, the Group provides to its employees pensions plans, medical insurance and reimbursement of medical expenses. In France, Group employees benefit from a retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.
      Disclosures in accordance with FASB Statement No. 132 (Revised) Employers’ Disclosures about Pensions and other Post-Retirement Benefits are as follows:
a)     Pensions and retirement indemnities
      Pensions and retirement obligations are determined in accordance with the accounting principles presented in note 1k.

Assumptions for the calculation
      Discount rates are determined by reference to risk-free rates on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist, of appropriate duration at the measurement date of each plan. Expected returns on assets are based on the expected rate of return on plan assets (calculated taking into account historic returns, asset allocation and expected future returns). They are both defined centrally to achieve consistency in same monetary areas. Each company within Alcatel has the responsibility of determining its set of local assumptions such as withdrawal rate and salary increase rates to take into account specific local conditions. The assumptions for 2005 and 2004 are as follows (the rates indicated are weighted average rates):

	Year ended	Year ended
	December 31, 2005	December 31, 2004

Discount rate	3.95%	4.46%
Future salary increases	3.34%	3.52%
Average residual active life	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal year	Fiscal year
	2005	2004

Expected long-term return on assets	4.28%	4.70%
      Split between domestic and foreign is as follows:

	Year ended		Year ended
	December 31, 2005		December 31, 2004

	Domestic	Foreign	Domestic	Foreign

Discount rate	3.75%	3.97%	4.32%	4.47%
Future salary increase	3.49%	3.32%	2.82%	3.57%

	Fiscal year		Fiscal year
	2005		2004

Expected long-term return on assets	4.27%	4.28%	4.73%	4.70%
      The assumptions used for the calculation of the Projected Benefit Obligation as of the measurement date (December 31st) of the preceding fiscal year are used to determine the calculation of interest rate and service cost of the following year.

Pensions obligation and funded status
      A detailed reconciliation of the changes in the PBO for fiscal year 2005 and 2004 is provided in the following table:

	Pension benefits

	2005			2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Benefit obligation at beginning of year	(3,210)	(211)	(2,999)	(3,282)	(306)	(2,976)

Service cost	(60)	(11)	(49)	(72)	(10)	(62)
Interest cost	(138)	(11)	(127)	(145)	(10)	(135)
Plan participants’ contributions	(5)	—	(5)	(4)	—	(4)
Amendments	—	—	—	46	(1)	47
Reclassification	—	—	—	—	—	—
Business combinations	(87)	(33)	(54)	—	—	—
Disposals	2	1	1	72	14	58
Curtailments	5	—	5	14	7	7
Settlements	26	—	26	19	4	15
Special termination benefits	(2)	—	(2)	—	—	—
Actuarial (loss)/gain	(124)	(47)	(77)	(38)	88	(126)
Benefits paid	174	5	169	162	3	159
Other (foreign currency translation)	(57)	—	(57)	18	—	18

Benefit obligation at end of year	(3,476)	(307)	(3,169)	(3,210)	(211)	(2,999)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pension benefits

	2005			2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Accumulated benefit obligation	(3,210)	(275)	(2,935)	(2,869)	(191)	(2,678)
Effect of salary increase	(266)	(32)	(234)	(341)	(20)	(321)

Benefit obligation at end of year	(3,476)	(307)	(3,169)	(3,210)	(211)	(2,999)

      The following table shows for fiscal year 2005 and 2004 the change in plan assets:

	Pension benefits

	2005			2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Fair value of plan assets at beginning of year	2,084	48	2,036	2,050	58	1,992
Actual return on plan assets	204	6	198	143	2	141
Employers’ contribution	77	6	71	80	6	74
Plan participants’ contributions	5	—	5	4	—	4
Amendments	—	—	—	(56)	(15)	(41)
Reclassification	—	—	—	—	—	—
Business combinations	25	19	6	—	—	—
Disposals	—	—	—	(10)	—	(10)
Curtailments	—	—	—	—	—	—
Settlements	(26)	—	(26)	(15)	—	(15)
Special termination benefits/ Benefits paid	(114)	(5)	(109)	(104)	(3)	(101)
Other (foreign currency translation)	31	—	31	(8)	—	(8)

Fair value of plan assets at end of year	2,286	74	2,212	2,084	48	2,036

      A reconciliation of the funded status of pension benefit plans is:

	Pension benefits

	2005			2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Funded status	(1,190)	(233)	(957)	(1,126)	(163)	(963)
Unrecognized actuarial loss/(gain)	231	54	177	158	(15)	173
Unrecognized transition obligation	(0)	—	—	(2)	(2)	—
Unrecognized prior service cost	53	—	53	57	—	57

Net amount recognized	(906)	(179)	(727)	(913)	(180)	(733)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Amounts recognized in the statement of financial position consist of:

	Pension benefits

	2005			2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Accrued	(1,638)	(242)	(1,396)	(1,491)	(198)	(1,293)
Prepaid	76	—	76	61	—	61
Intangible assets	44	—	44	44	—	44
Accumulated other comprehensive loss	612	63	549	473	18	455

Net amount accrued for in consolidated financial statements	(906)	(179)	(727)	(913)	(180)	(733)

      For fiscal year 2005 and 2004, the PBO, ABO and fair value of plan assets whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	Pension benefits

	2005			2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Projected Benefit Obligation	(2,674)	(282)	(2,392)	(2,485)	(211)	(2,274)
Accumulated Benefit Obligation	(2,559)	(252)	(2,307)	(2,374)	(191)	(2,183)
Fair value of plan assets	1,102	70	1,032	962	48	914

Underfunding of accumulated benefit obligation	(1,457)	(182)	(1,275)	(1,412)	(143)	(1,269)

Components of net periodic pension cost

	Pension benefits

	2005			2004

	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Components of net periodic cost
Service cost	(60)	(11)	(49)	(72)	(10)	(62)
Interest cost	(138)	(11)	(127)	(145)	(10)	(135)
Expected return on plan assets	93	3	90	97	2	95
Amortization of transition obligation	1	1	—	2	—	2
Amortization of prior service cost	(4)	—	(4)	(5)	—	(5)
Amortization of recognized actuarial gain/(loss)	11	1	10	14	1	13
Effect of curtailments	2	1	1	39	4	35
Effect of settlements	(6)	—	(6)	(6)	—	(6)
Special termination benefits	(2)	—	(2)	—	—	—

Net periodic benefit cost	(103)	(16)	(87)	(76)	(13)	(63)

      Annual cost under IFRS for pension benefits plans is €93 million and € 104 million for the years ended December 31, 2005 and 2004, respectively.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan assets information
      Plan assets are invested as follows:

	Private and		Equity		Short-term		Property
	public bonds		securities		investments		assets		Total

	(in millions of euros and percentage)
2004
Domestic	21	44%	18	37%	9	19%	—	—	48	100%
Foreign	823	41%	537	26%	364	18%	312	15%	2,036	100%

Total	844	40%	555	27%	373	18%	312	15%	2,084	100%

2005
Domestic	47	64%	23	31%	4	5%	—	—	74	100%
Foreign	894	40%	603	27%	344	16%	371	17%	2,212	100%

Total	941	41%	626	28%	348	15%	371	16%	2,286	100%

      The investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity securities cannot exceed 80% of plan assets and no individual equity security may represent more than 5% of total equity securities within the plan. The equity securities held by the plan must be listed on a recognized exchange. The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.
      Moreover, for fiscal year 2006, we expect to contribute € 66 million to pension funds.

Benefit payments
      Expected benefit payments for defined benefit pension plans through 2015 are as follows:

Total	Expected benefit payments

(in millions of euros)
2006	200
2007	185
2008	184
2009	188
2010	187
2011-2015	979

(b)	Other post-retirement benefits
      These post-retirement benefits only relate to American employees for medical insurance and life insurance. Therefore, foreign amounts are equal to total amounts and domestic amounts are nil.
      The assumptions for 2005 and 2004 are as follows (the rates indicated are weighted average rates). They are equal to pension plan assumptions for American companies:

	2005	2004

General inflation	2.72%	3.00%
Discount rate	4.97%	5.27%
Post-retirement cost trend rate	5.00%	5.00%

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Other post-retirement obligation and funded status:

	Other post-
	retirement
	benefits

	2005	2004

	(in millions
	of euros)
Change in benefit obligation
Benefit obligation at beginning of year	(17)	(17)
Service cost	—	—
Interest cost	(1)	(1)
Plan participants’ contributions	—	—
Amendments	—	—
Business combinations	—	—
Disposals	—	—
Curtailments	2	—
Settlements	—	—
Special termination benefits	—	—
Actuarial (loss)/gain	(5)	(3)
Benefits paid	3	4
Other (foreign currency translation)	(2)	—

Benefit obligation at end of year	(20)	(17)

      The main American medical and life insurance plan was amended in 2003. After 2006, Alcatel will no longer participate in this plan.

Other post-
retirement
benefits

	2005	2004

(in millions
of euros)
Change in plan assets
Fair value of plan assets at beginning of year	—-	—
Actual return on plan assets	—	—
Employers’ contributions	3	4
Plan participants’ contributions	—	—
Amendments	—	—
Business combinations	—	—
Disposals	—	—
Curtailments	—	—
Settlements	—	—
Special termination benefits/benefits paid	(3)	(4)
Other (foreign currency translation)	—	—

Fair value of plan assets at end of year	—-	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Other post-
	retirement
	benefits

	2005	2004

	(in millions
	of euros)
Funded status	(20)	(17)
Unrecognized actuarial loss/(gain)	45	37
Unrecognized transition obligation	—	—
Unrecognized prior service cost	(104)	(88)

Net amount recognized	(79)	(68)

     Components of net periodic pension cost:

	Other post-
	retirement
	benefits

	2005	2004

	(in millions
	of euros)
Components of net periodic cost
Service cost	—	—
Interest cost	(1)	(1)
Expected return on plan assets	—	—
Amortization of transition obligation	—	—
Amortization of prior service cost	6	6
Amortization of recognized actuarial gain/(loss)	(9)	(3)
Effect of curtailments	—	—
Effect of settlements	—	—
Special termination benefits	—	—

Net periodic benefit cost	(4)	2

     Amounts recognized in the statement of financial position:

	Other post-
	retirement
	benefits

	2005	2004

	(in millions
	of euros)
Accrued benefit liability	(79)	(68)
Prepaid benefit cost	—	—

Net amount accrued for under U.S. GAAP	(79)	(68)

      Regarding the other benefit plans, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 percentage	1 percentage
	point increase	point decrease

Effect on total of service and interest cost components:	2.0%	(1.6)%
Effect on the post-retirement benefit obligation:	2.0%	(1.7)%

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Benefit payments
      Expected benefit payments for other post-retirement obligation through 2015 are as follows:

Total	Expected benefit payments

(in millions of euros)
2006	2
2007	1
2008	1
2009	1
2010	1
2011-2015	4

(5)	Income taxes

(a)	Deferred tax balances:

	2005	2004

	(in millions
	of euros)
Deferred tax assets	7,345	6,301
Less valuation allowance(a)	(5,577)	(4,636)

Net deferred tax assets	1,768	1,665
Deferred tax liabilities	(162)	(109)

Net deferred taxes	1,606	1,556

(a)	Of which €30 million at December 31, 2005 (€ 62 million at December 31, 2004) will be allocated to reduce goodwill.
     Major temporary differences giving rise to deferred taxes at December 31 are as follows:

	2005	2004

	(in millions
	of euros)
Tax effect of temporary differences related to:
Accounting for long-term contracts	(42)	(16)
Depreciation of property, plant and equipment	(45)	—
Other	(75)	(93)

Deferred tax liabilities	(162)	(109)

Tax losses carried forward	5,836	4,858
Accrued pension and retirement obligation	442	111
Other reserves	351	217
Other	716	1,115

Deferred tax assets	7,345	6,301
Less: Valuation allowance	(5,577)	(4,636)

Deferred tax assets, net	1,768	1,665

Total deferred tax assets (liabilities), net	1,606	1,556

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred tax balances are analyzed as follows:

At December 31, 2005	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	316	1,452	1,768
Deferred tax liabilities	(53)	(109)	(162)

Total	263	1,343	1,606

At December 31, 2004	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	235	1,430	1,665
Deferred tax liabilities	(33)	(76)	(109)

Total	202	1,354	1,556

(b)	Analysis of income tax (expense) benefit

	2005	2004

	(in millions
	of euros)
Current tax (expense) benefit	(52)	82
Net change in operating losses carried forward	(34)	110
Net change in valuation allowance	119	(10)
Other deferred tax (expense) benefit	(189)	(191)

Income tax (expense) benefit	(156)	(9)

(c)	Effective income tax rate

	2005	2004

	(in millions
	of euros)
Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, impairment of goodwill, minority interests and extraordinary items	985	678
Average income tax rate	32.3%	28.4%

Expected tax (charge) benefit	(318)	(193)
Impact of:
— net change in valuation allowance	119	(10)
— tax credits	5	14
— other	38	180

Actual income tax (charge) benefit	(156)	(9)
Effective tax rate	15.8%	1.4%

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, minority interests and extraordinary items by geographical origin:

	2005	2004

	(in millions
	of euros)
France	251	84
Foreign	734	590

Income (loss) before tax	985	674

(6)	FIN 45 Disclosure
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
      The Group records a liability for product warranties corresponding to the estimated amount of future repair and replacement costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales disclosed in note 27. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Change of product warranty reserve during fiscal 2005 and 2004:

2005

(in millions of euros)
As of January 1, 2005	380

Additional reserves	144
Used	(128)
Changes in estimates of pre-existing warranties	(100)
Change in consolidated companies	4
Exchange differences and other	37

As of December 31, 2005	337

2004

(in millions of euros)
As of January 1, 2004	574

Additional reserves	123
Used	(139)
Changes in estimates of pre-existing warranties	(141)
Change in consolidated companies	(49)
Exchange differences and other	12

As of December 31, 2004	380

      Disclosures related to guarantees given are set forth in note 31.

(7)	Other information on affiliates
      Market value of Alcatel’s stake in listed equity affiliates at December 31, 2005:

			Market
	% interest	Net value	Value

	(in millions of euros)
Thales	9.5%	429	624
      In addition, dividends received in 2005 from equity affiliates amounted to €15 million (€ 20 million for 2004).

(8)	Combined information concerning subsidiaries consolidated using the proportionate consolidation method
      This information is provided in note 16d.

(9)	Recently issued U.S. Accounting Standards
      In December 2004, the Financial Accounting Standards Board (FASB) published FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.
      SFAS 123(R) requires compensation expense, measured as the fair value at the grant date, related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. SFAS No. 123(R) is effective for Alcatel as of January 1, 2006 as we have not elected early adoption of the standard.
      Upon adoption of SFAS 123(R), companies are allowed to select one of three alternative transition methods, each of which has different financial reporting implications. Alcatel will use the modified prospective method of adoption. Under this method, prior years’ financial results will not include the impact of recording stock options using fair value. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date (i.e. January 1, 2006 for Alcatel). Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The compensation cost for that portion of awards shall be based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under Statement 123.
      Although Alcatel has not yet fully quantified the impact this standard will have on its financial statements, it is likely that the adoption of SFAS 123(R) will have a material impact on Alcatel’s financial position and results of operations. Note 25 (2) herein provides the pro forma net income and earnings per share as if Alcatel had used a fair-value-based method similar to the methods required under SFAS 123(R) to measure the compensation expense for employee stock awards.
      In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, this SAB provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of Statement 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).
      The Group is in the process of assessing what impact the pronouncement will have on its consolidated financial statements as reconciled to U.S. GAAP.
      In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and requires prospective application. Alcatel will adopt this standard on January 1, 2006 and currently does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.
      In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”), which provides

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. Alcatel does not believe the adoption of FSP 115-1 will have a material impact on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.
      In February 2006, the FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 — among other things — permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Alcatel does not believe that the standard will have a material effect on its consolidated financial position,results of operations or cash flows as reconciled to U.S. GAAP.
      Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on Alcatel’s present or future consolidated financial statements.
Note 43 — Subsequent events
      On March 24, 2006, we issued a press release confirming that we are engaged in discussions with Lucent about a potential merger of equals that is intended to be priced at market. We stated that there can be no assurances that any agreement will be reached or that a transaction will be consummated, and that we will have no further comment until an agreement is reached or the discussions are terminated.