Form 20-F/A
period 2005-12-31
ALCATEL
filed 2006-08-04
CIK 886125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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
54, rue La Boétie
75008 Paris, France
(Address of principal executive offices)
     Securities registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares, each representing one ordinary share, nominal value €2 per share*	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
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
Yes     ☐               No     ☑

i

Explanatory Note
      This amendment on Form 20-F/A (Amendment No. 1) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006 (the “Original Report”), is being filed for the purpose of providing additional disclosures or making some changes in the Original Report pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission with respect to the following:

•	the explanation of the main changes in product sales reserves in 2005;

•	the allocation to our business segments of the expenses relating to restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities;

•	the renaming in our consolidated income statements of the subtotal “Operating profit (loss)” as “Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities,” and of the caption “Gain/(loss) on disposal of consolidated shares” as “Gain/(loss) on disposal of consolidated entities;”

•	the clarification of the definition of “Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities” and of the expression “marketable securities” in our summary of accounting policies in the notes to our consolidated financial statements;

•	the recognition of revenue for product sales made through retailers and distributors;

•	the quantification of the gain/loss on the contribution of our optical fiber activity to Draka Comteq BV;

•	a change in the presentation of the impact of business combinations in the tables concerning property, plant and equipment in the notes to our consolidated financial statements;

•	the clarification of the accounting treatment we adopted in our U.S. GAAP reconciliation with respect to the Timetra business combination;

•	a more detailed description of the differences between the accounting principles followed by Alcatel and U.S. GAAP concerning discontinued operations, the effect of cumulative translation adjustments on the sale of subsidiaries, the reversal of inventory write-downs, the fair value of marketable securities, and adjustments on equity affiliates, and the separate disclosure, in the tables reconciling our net income and shareholders’ equity to U.S. GAAP, of certain items previously included in the caption “other adjustments.”
      We are including in this amendment currently-dated certifications by our Chief Executive Officer and our Chief Financial Officer, and an updated consent of our independent auditors.
      Other than the foregoing items, and the correction of typographical errors, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our Original Report and should not be understood to mean that any other statements contained therein are true and complete as of any date subsequent to March 31, 2006. Investors should not rely upon this amendment as a reiteration of forward-looking statements that were made in the Original Report and are reprinted in this Amendment.

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

	At December 31,

	2005(1)	2005	2004	2003	2002	2001

	(in millions)
Income Statement Data Amounts in accordance with IFRS
Revenues	$15,554	€13,135	€12,244
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	1,408	1,189	1,179
Restructuring costs	(130)	(110)	(324)
Income (loss) from operating activities	1,349	1,139	707
Income(loss) from continuing operations	1,165	984	503
Net income (loss)	1,150	971	645
Net income (loss) attributable to equity holders of the parent	1,101	930	576
Earnings per Ordinary Share
Net income (loss) attributable to the equity holders of the parent (before discontinued operations)
— Basic(2)	0.82	0.69	0.32
— Diluted(3)	0.82	0.69	0.31
Dividends per ordinary share(4)	0.19	0.16	—
Dividend per ADS(4)	0.19	0.16	—
Amounts in accordance with U.S. GAAP(5)
Net sales	$15,547	€13,129	€12,663	€12,528	€16,549	€25,627
Income (loss) from operations	1,113	940	550	(1,349)	(8,300)	(5,285)
Net income (loss)	904	763	550	(1,721)	(11,511)	(4,937)
Basic earnings per ordinary share(2) (6):
Income (loss) before extraordinary items	0.66	0.56	0.45	(1.46)	(7.29)	(4.05)
Net income (loss)	0.66	0.56	0.45	(1.42)	(9.67)	(4.26)
Diluted earnings per ordinary share(3)(6) :
Income (loss) before extraordinary items	0.66	0.55	0.43	(1.46)	(7.29)	(4.05)
Net income (loss)	0.66	0.55	0.42	(1.42)	(9.67)	(4.26)
Basic earnings per ADS(6):
Income (loss) before extraordinary items	0.66	0.56	0.45	(1.46)	(7.29)	(4.05)
Net income (loss)	0.66	0.56	0.45	(1.42)	(9.67)	(4.26)
Diluted earnings per ADS(6):
Income (loss) before extraordinary items	0.66	0.55	0.43	(1.46)	(7.29)	(4.05)
Net income (loss)	0.66	0.55	0.42	(1.42)	(9.67)	(4.26)

	For the Year Ended
	December 31,

	2005(1)	2005	2004

Balance Sheet Data Amounts in accordance with IFRS
Total assets	$24,656	€20,821	€20,342
Marketable securities and cash and cash equivalents	6,099	5,150	5,163
Bonds, notes issued and other debt — Long-term part	3,259	2,752	3,491
Current portion of long-term debt	1,239	1,046	1,115
Capital Stock	3,383	2,857	2,852
Shareholders’ equity attributable to the equity holders of the parent after appropriation	7,111	6,005	4,920
Minority interests	565	477	373

	At December 31,

	2005(1)	2005	2004	2003	2002	2001

	(In millions)
Amounts in accordance with U.S. GAAP(5)
Shareholders’ equity before appropriation	$10,325	€8,719	€6,864	€6,414	€8,184	€20,985
Total assets(7)	28,639	24,184	23,888	25,998	30,435	49,046
Long-term debt	3,450	2,913	3,628	4,713	5,070	6,202

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S. $1.1842 on December 31, 2005.

(2)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries at December 31, without adjustment for any share equivalent:

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

(3)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

—	IFRS: ordinary shares: 1,376,576,909 in 2005 and 1,362,377,441 in 2004.

—	U.S. GAAP: ordinary shares: 1,377,183,582 in 2005; 1,363,661,187 in 2004; 1,211,579,968 in 2003; 1,190,067,515 in 2002 and 1,158,143,038 in 2001.

(4)	Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our board of directors has announced that it will propose at the annual shareholders’ meeting to be held in 2006 to pay a dividend of €0.16 per ordinary share and ADS for 2005.

(5)	For information concerning the differences between IFRS and U.S. GAAP for years 2005 and 2004, see notes 39 to 42 to our 2005 consolidated financial statements included elsewhere herein. For information concerning the differences between French GAAP and U.S. GAAP for 2003 through 2001, see the notes to our prior consolidated financial statements filed as part of our Annual Reports on Form 20-F for the years ended December 31, 2004 and 2003.

(6)	All ordinary share and per ordinary share data and all ADS and per ADS data for the years ended December 31, 2002 and 2001 have been adjusted to reflect the conversion on April 17, 2003 of all of our outstanding Class O shares and Class O ADSs into our ordinary shares and ADSs, as applicable, on a one-to-one basis. We no longer have Class O shares trading on the Euronext Paris or Class O ADSs trading on the NASDAQ National Market.

(7)	Advance payments received from customers are not deducted from the amount of total assets. See note 39(k) to our consolidated financial statements included elsewhere herein.

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
      On March 30, 2006, the noon buying rate was €1.00 = U.S. $1.2132.
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
      A substantial portion of our sales are to customers in the telecommunications industry. These customers often require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. As of December 31, 2005, net of provisions, we had provided customer financing of approximately €301 million, and we had outstanding commitments to provide further direct loans or financial guarantees of approximately €97 million. We expect to continue to provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms.
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
History and Development
      We are a leading, worldwide provider of a wide variety of telecommunications equipment and services. With revenues of €13.1 billion in 2005 and approximately 58,000 employees, we operate in more than 130 countries. Our telecommunications equipment and services enable our customers to send or receive virtually any type of voice or data transmission. Our customers include fixed line and wireless telecommunications operators, sometimes referred to as carriers, Internet service providers, governments and businesses.
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
      Our total capital expenditures were €638 million for the year ended December 31, 2005 compared to €579 million in 2004. Our capital expenditures are incurred in the ordinary course of our business and operations and are generally funded out of our cash flow from operations. Further information with respect to capital expenditures and funding sources is set forth in Item 5 — “Operating and Financial Review and Prospects  — Liquidity and Capital Resources.”
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
     Other Transactions
      Amendment of credit facility. On March 15, 2005, we amended our existing syndicated revolving €1.3 billion credit facility by extending the maturity date from June 2007 to June 2009 with a possible extension until 2011, eliminating one of the two financial covenants, reducing the cost of the facility and reducing the overall amount to €1.0 billion.
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
Highlights of Transactions during 2004
     Acquisitions
      Acquisition of Spatial Wireless. On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our American Depositary Shares, or ADSs, having a value of €223 million (based on the market value of our ADSs on the date of the acquisition). Spatial develops and markets mobile switching equipment that can operate using any of the major mobile technologies and related software. Through this acquisition we are able to offer next-generation mobile switching equipment and will facilitate our ability to provide carriers with systems that can be updated relatively easily in the future.
      Acquisition of eDial. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of €22 million (based on the market value of our ADSs on the date of the acquisition). eDial provides conferencing and related services for businesses and carriers. This acquisition complements our communications software development strategy.
     Dispositions
      Sale of battery business. On January 14, 2004, we completed the sale of our battery business, Saft, to Doughty Hanson, a European private equity firm, for €390 million in cash.
     Other Transactions
      Sale of a portion of shareholding in Avanex. On December 14, 2004, we sold a portion of our shareholding in Avanex in a block trade market transaction, which reduced our shareholding in this company to 19.65% of its share capital.
      Creation of joint venture for mobile handset business. On August 31, 2004, our joint venture with TCL Communication Technology Holdings Limited commenced operations. This joint venture engaged in research and development, manufacturing, and sales and distribution of mobile handsets and peripheral devices. We contributed cash and our mobile handset business having an approximate aggregate value of €45 million in exchange for a 45% equity stake in the joint venture, and TCL Communications contributed cash of €55 million in exchange for a 55% equity stake in the joint venture.
      Creation of joint venture for optical fiber cable business. On July 1, 2004, we combined our global fiber and communication cable business with that of Draka Holding, N.V, a Dutch cable and cable systems producer, and created a new company, Draka Comteq B.V., owned 50.1% by Draka and 49.9% by us.
Highlights of Transactions during 2003
     Acquisitions
      Acquisition of iMagicTV. On April 30, 2003, we acquired, for 3.5 million of our ADSs having a market value on that date of €26 million, the 84% of the outstanding shares that we did not own of iMagicTV, a Canadian supplier of software products and services that enable service providers to create, deliver and manage digital television and media services over broadband networks. This acquisition, together with our acquisition of ThirdSpace and Packet Video, enabled us to add to our portfolio of content and systems integration products.
      Acquisition of TiMetra. On July 18, 2003, we acquired, for 18 million ADSs, having a market value on that date of €145 million, TiMetra, Inc., a privately held, Silicon Valley-based company that produces routers (devices that interconnect computer networks and move information from one network to another). The customers for our routers are generally carriers.

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
      Sale of shareholding in Atlinks. On February 12, 2003, we exercised our option to sell our 50% shareholding in Atlinks to Thomson, our joint venture partner. Atlinks is a manufacturer of residential telephones. The sale price was €68 million.
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
Fixed Communications
General
      Our Fixed Communications segment is comprised of the following divisions: access networks, fixed solutions, internet protocol (IP), and optical networks. This segment supplies a broad portfolio of products and services used by carriers in all facets of their network operations, from the carriers’ central office to the end-user. In 2005, our Fixed Communications segment had revenues of €5,213 million (excluding inter-company sales), representing 39.7% of our total revenues.

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
Mobile Communications
General
      Our Mobile Communications segment serves the needs of wireless carriers throughout the world. We provide an extensive range of mobile communications products and services, including radio access and core network hardware and software, applications hardware and software and a wide range of services, including installation, maintenance and operation systems. In 2005, our Mobile Communications segment had revenues of €4,096 million (excluding inter-company sales), accounting for 31.2% of our total revenues.
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

Private Communications
General
      Our Private Communications segment develops communications products, applications and services, which we market to medium and large communication-intensive businesses and other organizations, particularly those involved in transportation, oil/gas and utilities, banking and finance and security, as well as governmental agencies. Our Private Communications segment also provides a broad range of satellite systems that include the high speed transport of voice, data and multimedia communications. In 2005, our Private Communications segment had revenues of €3,918 million (excluding intercompany sales), accounting for 29.8% of our total revenues.
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
      As of December 31, 2005, 15,600 of our employees occupied research and development positions, of which 19% were based in North America, 32% were based in Western Europe, 30% were based in Eastern Europe, Asia and India and the remainder were based elsewhere. In 2005, our research and development expenses were €1,443 million, representing 11.0% of our 2005 revenues after the impact of the capitalization of development expenses (€1,544 million, or 11.8% of 2005 revenues, before capitalization of development expenses). For a detailed discussion of our research and development expenditures for the past three years and certain accounting policies relating to our research and development and acquired technologies, see Item 5 — “Operating and Financial Review and Prospects.”
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
      The principal areas that have been affected by the change from French GAAP to IFRS are described in the section “Main Areas Affected by the Change from French GAAP to IFRS,” on page 42 of this document, and the exemptions to IFRS that we elected as a first time adopter of IFRS are described in the section “Exemptions to IFRS” on page 46 of this document.
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
      Significant write-downs of inventories and work in progress were accounted for in the past because of difficult market conditions and the abandonment of certain product lines. The impact of these write-downs on our income before tax was a net charge of €18 million in 2005, representing new write-downs taken in 2005 which more than offset the reversal of existing provisions of €120 million due to asset sales that occurred in 2005, compared to a net gain of €20 million in 2004.
      Because of the revival in the telecommunications market, our future results could continue to be positively impacted by the reversal of valuation allowances previously made.

Impairment of customer receivables and loans
      An impairment loss is recorded for customer receivables and loans if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables were €228 million at December 31, 2005 (€284 million at December 31, 2004). The impact of impairment losses for customer receivables and loans on income before tax was a net gain of €19 million in 2005 (a net gain of €43 million in 2004).
      Impairment losses on customer loans and other financial assets (assets essentially relating to customer financing arrangements) were €897 million at December 31, 2005 (€908 million at December 31, 2004). The impact of these impairment losses on income before tax was a net gain of €25 million in 2005 (a net gain of €77 million in 2004).
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
      Net goodwill was €3,772 million at December 31, 2005 (€3,774 million at December 31, 2004). Other intangible assets, net were €819 million at December 31, 2005 (€705 million at December 31, 2004).
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

Provision for warranty costs and other product sales reserves
      Provisions for product sales cover probable liabilities arising from past and current sales contracts and are mainly related to claims made by customers for non-fulfillment of contractual obligations, warranty and retrofits, fines and penalties. Provisions are recorded for warranties given to customers on our products or for expected losses and for penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that will be effectively paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.
      Product sales reserves represented €753 million at December 31, 2005, of which €173 million related to construction contracts (see Note 18 to our consolidated financial statements included elsewhere herein) (€933 million and €271 million, respectively, at December 31, 2004). For further information on the impact on net income (loss) of the change in these provisions, see Consolidated Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities in this section and Notes 18 and 27 to our consolidated financial statements included elsewhere herein.
Deferred taxes
      Deferred tax assets relate primarily to tax loss carryforwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carryforwards are recognized if it is probable that the Group will dispose of future taxable profits against which these tax losses can be set off.
      At December 31, 2005, deferred tax assets were €1,606 million (of which €850 million related to the United States and €369 million to France). Evaluation of our capacity to utilize tax loss carryforwards relies on significant judgment. We analyze the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carry-forwards, which also consider the factors indicated in Note 1n to our consolidated financial statements included elsewhere herein. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.
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

      We consider that the actuarial assumptions used are appropriate and supportable but any future changes could, however, have a significant impact on the amount of such obligations and the Group’s net income (loss). An increase of 0.5% in the discount rate at December 31, 2004 (or a reduction of 0.5%) would have a positive impact on 2005 net income of €8 million (or a negative impact of €8 million on net income). An increase of 0.5% in the assumed rate of return on plan assets for 2005 (or a reduction of 0.5%) would have a positive impact on 2005 net income of €11 million (or a negative impact of €11 million on net income).
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
      We had net income attributable to the equity holders of the parent of €930 million for 2005, even after taking into account €110 million in restructuring costs for continuing restructuring programs in France, Germany and Spain.
      For 2005 our revenues and profitability were at significantly improved levels and we ended the year with a strengthened net cash position of €1.5 billion, resulting from €0.2 billion in cash flow provided by operating activities less capital expenditures. By mid-year 2005, we had experienced a turnaround in our wireline business due to the success of our triple play strategy coupled with an acceptance by our customers of our IP carrier data products. In addition, we experienced continued expansion in our wireless business fueled by our radio multistandard product strategy and a very efficient research and development program. In 2005 our carrier business increased by over 10%, outpacing the market growth. In our private business, trends were mixed, with a weakness in our satellite business, but with momentum growing both in enterprise and in the vertical markets.
      As a result of our improved performance in 2005, our board of directors has announced that it will propose at the annual shareholders’ meeting to be held in 2006 to pay a dividend of €0.16 per ordinary share and ADS for 2005.
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
      On March 15, 2005, we amended our existing syndicated revolving €1.3 billion credit facility by extending the maturity date from June 2007 to June 2009 with a possible extension until 2011, eliminating one of the two financial covenants, reducing the cost of the facility and reducing the overall amount to €1.0 billion.
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
      Highlights of Transactions during 2004. On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our ADSs having a value of €223 million (based on the market value of our ADSs on the date of the acquisition). Spatial develops and markets mobile switching equipment that can operate using any of the major mobile technologies and related software. Through this acquisition we can offer next-generation mobile switching equipment, thereby providing carriers with systems that can be updated relatively easily in the future. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of €22 million (based on the market value of our ADSs on the date of the acquisition). eDial provides conferencing and related services for businesses and carriers.
      In January 2004 we completed the sale of Saft, our battery business, to Doughty Hanson, a European private equity firm, for €390 million in cash. On December 14, 2004, we sold a portion of our shareholding in Avanex in a block trade market transaction, which reduced our shareholding in this company to 19.65% of its share capital. From the date of this sale we do not treat Avanex as an equity affiliate, since we consider that we no longer exercise significant influence on the company.
      In August 2004, we formed a joint venture with TCL Communication, which was owned 55% by TCL Communication and 45% by us. We contributed cash and our mobile handset business having an approximate aggregate value of €45 million, to the joint venture and TCL contributed €55 million in cash. In July, 2004, we combined our global fiber and communication cable business with that of Draka Holding, N.V, a Dutch cable and cable systems producer, and created a new company, Draka Comteq B.V., owned 50.1% by Draka and 49.9% by us. Draka Comteq B.V. holds the global optical fiber and communication cable business previously owned by the parties.
Consolidated Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
      Revenues. Consolidated revenues increased by 7.3% to €13,135 million for 2005, primarily driven by the mobile communications segment, compared to €12,244 million for 2004. Approximately 40% of our consolidated revenues are denominated in or linked to the U.S. dollar. When we translate these revenues into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During 2005, the decreases in the value of the U.S. dollar relative to the euro had a negative impact on our revenues. If there had been a constant euro/ U.S. dollar exchange rate in 2005 as compared to 2004, our consolidated revenues would have increased by approximately 8.0%. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during 2005, the average exchange rate that applied in 2004, instead of the average exchange rate that applied in 2005, and (ii) to our exports (mainly from Europe) effected during 2005 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/ U.S. dollar hedging rate that applied in 2004. Our management believes that providing our investors with our consolidated net revenues in constant euro/ U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/ U.S. dollar and our revenues at a constant rate:

	2005	2004	% of change

Revenues as reported	€13,135	€12,244	7.3%
Conversion impact euro/ U.S. dollar	2	—	—%
Hedging impact euro/ U.S. dollar	78	—	0.7%
Revenues at constant rate	€13,215	€12,244	8.0%
      Revenues (measured by location of subsidiary that recorded such revenues) in Europe increased to €8,784 million in 2005 from €8,125 million in 2004; revenues in North America increased to €1,930 million in 2005 from €1,814 million in 2004; revenues in Asia increased to €1,481 million in 2005 from €1,424 million in 2004; and revenues in the rest of the world increased to €940 million in 2005 from €881 million in 2004. In 2005, Europe, North America, Asia and the rest of the world accounted for 66.8%, 14.7%, 11.3% and 7.2%, respectively, of our total revenues compared with the following percentages of revenues for 2004: Europe 66.4%, North America 14.8%, Asia 11.6% and the rest of the world 7.2%.
      Gross Profit. Gross profit of €4,632 million in 2005 represented 35.3% of revenues compared to 37.7%, or €4,613 million, in 2004. The decrease in gross profit margin was primarily due to competitive pricing pressures in our carrier markets.
      Administrative and Selling Expenses. Administrative and selling expenses were €2,000 million for 2005 compared to €1,944 million in 2004. As a percentage of revenues, administrative and selling expenses were 15.2% of revenues in 2005 compared to 15.9% of revenues in 2004, decreasing despite the increase in revenues primarily due to the decrease in our fixed costs resulting from our restructuring efforts.
      Research and Development Costs. Research and development costs were €1,443 million in 2005 compared to €1,490 million in 2004. As a percentage of revenues, research and development costs amounted to 11.0% in 2005 as compared to 12.2% in 2004.
      Income (Loss) from Operating Activities Before Restructuring, Share-Based Payments, Impairment of Capitalized Development Costs and Gain on Disposal of Consolidated Entities. We recorded income from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities of €1,189 million for 2005 compared to €1,179 million for 2004. Income from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities as a percentage of revenues was 9.1% for 2005 compared to 9.6% in 2004. This decrease resulted from the competitive pricing environment that impacted our gross profit despite decreases in our fixed costs.
      Provision reversals impacted income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities by €267 million in 2005 of which €236 million related to product sales reserves (€306 million and €229 million respectively in 2004). Of the €236 million, €136 million mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining €100 million related to reversals of warranty provisions due to revision of our original estimate for warranty provisions regarding warranty period and costs. This revision in turn was due mainly to the earlier than expected renewal of products by the customer, as a result of technological obsolescence, or to better product performance than anticipated.
      In the same period additional product sales reserves were recorded for an amount of €305 million representing a net negative impact on the Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities of €69 million (€253 million of additional product sales reserves and a net negative impact of €24 million respectively in 2004).

      Share-based Payments (Stock Option Plans). Share-based payments representing expensed employee stock options amounted to €69 million in 2005 compared to €60 million in 2004.
      Restructuring Costs. We recorded €110 million for restructuring costs in 2005 compared to €324 million in 2004. The restructuring costs for 2005 reflected new restructuring plans in 2004, attributable to continuing head count reductions in Germany, Spain and France. The decrease was as a result of the substantial completion of our earlier major restructurings.
      Impairment of Capitalized Development Costs. In 2005 we did not record any impairment of capitalized development costs. However, €88 million was recorded in 2004, primarily linked to our fixed communication segment.
      Gain (Loss) on Disposal of Consolidated Entities. We recorded a gain on the disposal of consolidated entities of €129 million related to the merger of our satellite activities with those of Finmecannica.
      Income (Loss) from Operating Activities. Income from operating activities amounted to €1,139 million in 2005 compared to €707 million in 2004. This increase was due primarily to a lower restructuring cost in 2005 compared to 2004, the gain in connection with the merger of our satellite activities and the absence of an impairment of capitalized development costs in 2005.
      Finance Costs. Finance costs were €96 million in 2005 compared to €121 million in 2004 and included financial interest paid on gross financial debt of €218 million and financial interest received on cash and cash equivalents of €122 million. The decrease in financial costs was due to a decrease in our financial debt in 2005 compared to 2004 and an increase in our net cash position.
      Other Financial Income (Loss). Other financial income was €46 million in 2005 compared to €14 million in 2004. This increase was due primarily to capital gains resulting from the disposal of shares that we owned in Nexans (€69 million) and Mobilrom (€45 million), offset in part by the financial component of pensions, net exchange losses and impairment losses of financial assets.
      Share in Net Income (Losses) of Equity Affiliates. Share in net losses of equity affiliates was a loss of €14 million compared to a loss of €61 million in 2004. The main cause of the decrease reflected the fact that Avanex was no longer an equity affiliate in 2005 due to the sale of a portion of our shareholdings in Avanex in December 2004.
      Income Before Tax and Discontinued Operations. Income before tax and discontinued operations was €1,075 million in 2005 compared to €539 million in 2004.
      Income Tax Expense. Income tax expense was €91 million in 2005 compared to €36 million in 2004. The charge for 2005 resulted from a current income tax expense of €52 million (compared with a current income tax benefit of €82 million in 2004 mainly due to the favorable outcome of tax litigations) and from a deferred income tax charge of €39 million (compared with a deferred income tax charge of €118 million in 2004).
      Income (Loss) from Continuing Operations. Income from continuing operations was €984 million compared to €503 million in 2004.
      Income (Loss) from Discontinued Operations. Loss from discontinued operations was €13 million in 2005 principally as a result of the adjustment of the selling price of businesses sold during 2004 compared to an income of €142 million in 2004.
      Minority Interests. Minority interests were €41 million in 2005 compared to €69 million in 2004, due primarily to lower results from Alcatel Shanghai Bell.
      Net Income (Loss) Attributable to the Equity Holders of the Parent. As a result of the foregoing, we recorded net income (group share) of €930 million in 2005 compared to €576 million in 2004.

Results of Operations by Business Segment for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
      The table below sets forth the consolidated revenues (before elimination of inter-segment revenues, except for “Total Group” results and “Other and Eliminations”), income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities and capital expenditures for tangible and intangible assets for each of our business segments for fiscal 2005 and for fiscal 2004.

	Fixed	Mobile	Private	Other and
	Communications	Communications	Communications	Eliminations	Total Group

Year ended December 31, 2005
Revenues	€5,213	€4,096	€3,918	€(92)	€13,135
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	579	436	274	(100)	1,189
Capital expenditures for tangible and intangible assets	160	269	140	69	638
Year ended December 31, 2004
Revenues	€5,125	€3,313	€3,946	€(140)	€12,244
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	576	418	267	(82)	1,179
Capital expenditures for tangible and intangible assets	163	208	143	65	579
Fixed Communications
      Revenues of our fixed communications segment were €5,213 million for 2005, compared to €5,125 million for 2004, an increase of 1.7%. This increase was primarily due to an increase in revenues of our optical business, driven by new submarine projects, as well as sustained demand in the terrestrial metro sector coming from the preparation by our carrier customers for deployment of triple play (voice, data and video) services, and growth in our IP business that supplies products to transmit data through high bandwidth in the networks. Our fixed line voice switching business continued to decline as our customers transition to next generation networks and therefore reduce their capital expenditures for narrow band switching.
      Even though we continued to increase our line deliveries in our broadband access business (21.6 million in 2005, as compared to 19.6 million in 2004), our broadband revenues declined slightly due to substantial pricing pressures.
      Our fixed communications segment’s income from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities was €579 million for 2005, compared to €576 million in 2004. The increases in profitability from our optical and IP businesses were offset by the decline in our fixed line voice switching business, resulting in a stable level of income from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities compared to 2004.

Mobile Communications
      Revenues of our mobile communications segment were €4,096 million for 2005, compared to €3,313 million in 2004, an increase of 23.6%. This increase was primarily due to significant increases in all businesses, particularly as a result of the continuing growth of our presence in emerging countries with our 2/2.5G radio access products.
      The mobile communications segment’s income from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities was €436 million for 2005, compared to €418 million in 2004. The intensely competitive pricing environment impacted profitability in the mobile radio division.
Private Communications
      Revenues of our private communications segment were €3,918 million for 2005, compared to €3,946 million in 2004, a decrease of 0.7%. The decrease in our satellite business more than offset the growth in all other business divisions. The decline resulted from a low 2004 order backlog and some delays in the 2005 order intake in both commercial and institutional space programs.
      Our private communications segment’s income from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities was €274 million for 2005, compared to €267 million in 2004. This increase was primarily due to an increase in our transport and integration and services businesses, offset, in part, by a decline in the enterprise and satellite divisions.
Liquidity and Capital Resources
Liquidity

Cash Flow for the Years Ended December 31, 2005 and 2004.

Cash Flow Overview
      Cash and cash equivalents decreased by €101 million in 2005 to €4,510 million at December 31, 2005. This decrease was mainly due to the use of €887 million for financing activities, due primarily to the cash repayment of long term debt, including repurchased debt, that was largely offset by net cash provided by operating activities of €849 million.
      Net Cash Provided (Used) by Operating Activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €984 million compared to €650 million for 2004. This increase was primarily due to our net income of €971 million in 2005 as compared with net income of €645 million in 2004. The €971 million of net income is adjusted for financial, tax and non-cash items, primarily depreciation and amortization, net gain on disposal of non-current assets, changes in fair values and share based payments, and adjusted further for cash outflows that had been previously reserved for (mainly for ongoing restructuring programs). The net gain on disposal of non-current assets was mainly due to a gain of €129 million related to the merger of 33% of Alcatel Space’s satellite industrial activity with that of Finmeccanica and to a gain of €114 million upon the disposal of our holdings in Nexans and Mobilrom. The cash outflows for restructuring amounted to €414 million in 2005 compared to €606 million in 2004. Net cash provided by operating activities was €849 million in 2005 compared to €58 million in 2004. These amounts take into account the cash used by the increase in operating working capital, which amounted to €198 million in 2005 and €414 million in 2004, reflecting our increased revenues as well as our expectations for revenue growth in the coming quarters.
      Net Cash Provided (Used) by Investing Activities. Net cash used by investing activities was €181 million in 2005 compared to €114 million in 2004. This increase in net cash used was mainly due to the increase in capital expenditures to €638 million in 2005 compared with €579 million in 2004. Cash proceeds from loan repayments from our customers decreased in 2005 with net proceeds of €108 million in 2005 compared with net proceeds of €569 million in 2004, due mainly to a decrease in our vendor financing activities. This decrease was more than offset by changes in shares of consolidated and non consolidated entities and marketable securities which represented net cash proceeds of €184 million in 2005 (due mainly to the merger of 33% of Alcatel Space’s satellite industrial activity with that of Finmeccanica) compared with net cash used of €321 million in 2004 (due mainly to our investments made in short term investments). Proceeds from disposal of fixed assets amounted to €165 million in 2005 compared to €217 million in 2004 due mainly to disposal of various real estate assets.
      Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities amounted to €887 million in 2005 compared to net cash used of €1,251 million in 2004. The main reason for this change was the more limited use of cash to decrease our short-term and long-term debt (€879 million in 2005 compared with €1,716 million in 2004), including by repurchasing debt, somewhat offset in 2004 by €462 million of proceeds from the issuance of long-term debt.
      Disposed of or discontinued operations. Disposed of or discontinued operations represented net cash used of €5 million in 2005 (mainly due to adjustments to the sale price of activities disposed of in 2004) compared with €67 million used in 2004 (of which, net proceeds of €390 million from the disposal of our battery business were more than offset by the capital contributed to the optical fiber division prior to the establishment of our joint venture with Draka and other cash payments made for discontinued operations).
Capital Resources
      Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities including the revolving credit facility of €1,000 million maturing in June 2009 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally.
      Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments of €5,150 million as of December 31, 2005, are sufficient to fund our cash requirements for the next 12 months.
      During 2006 we expect to make cash outlays for our restructuring programs of approximately €250 million, and to make capital expenditures of approximately €700 million, including research and development capitalization. We also expect to repay short-term debt that will not be renewed, such as the €462 million principal amount of our 7.00% Notes due in December 2006 that were not repurchased in the exchange offer that closed in April 2005. (See “Long-term Debt” for a further discussion of the exchange offer.) In addition, our expected growth in revenues in 2006 compared to 2005 may result in additional cash requirements linked to an increase in our working capital needs. During 2006, depending upon market and other conditions, we intend to also continue our bond repurchase program in order to redeem our outstanding bonds with maturities within the next three years.
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
      At December 31, 2005, our total financial debt, gross amounted to €3,798 million compared to €4,606 million at December 31, 2004.
      Short-term Debt. At December 31, 2005, we had €1,046 million of short-term financial debt outstanding, which included €462 million of 7.00% Notes due 2006 and €127 million in commercial paper, with the remainder representing other bank loans and lines of credit and other financial debt and accrued interest payable.
      Long-term Debt. At December 31, 2005 we had €2,752 million of long-term financial debt outstanding.
      On April 7, 2004, we closed an exchange offer for our 7.00% Notes due 2006, of which €995 million principal amount was then outstanding, for new notes of a longer maturity. The main objective of the exchange offer was to lengthen our average debt maturity. We issued €412 million principal amount of our new 6.375% Notes due 2014 in exchange for €366 million principal amount of our 7.00% Notes due 2006. We also issued and sold an additional €50 million principal amount of our new 6.375% Notes due 2014. Interest on the 6.375% Notes is payable annually.
      Rating Clauses Affecting our Debt. Our outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of our credit ratings. However, the €1,200 million 7.00% Notes due in December 2006, of which only €462 million remains, includes a “step up rating change” clause, which provides that the interest rate will be increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and applied to the payment of the December 2003, 2004 and 2005 coupons. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade level. However, since the condition related to our ratings was not met before December 7, 2005, no step down ratings change will occur. Our new 6.375% Notes due 2014, which we exchanged for a portion of our 7.00% Notes due 2006, as described above, do not provide for a “step up rating change.”
      Syndicated Facility. On June 21, 2004, we closed a €1,300 million syndicated three-year revolving credit facility that replaced the then existing undrawn €1,375 million syndicated facility maturing in April 2005. On March  15, 2005, we amended this facility by extending its maturity to June 2009 (with a possible extension until 2011), reducing its amount to €1,000 million, and eliminating one of the two then applicable financial covenants.
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

     Off-balance sheet commitments and contingencies. On December 31, 2005, our off-balance sheet commitments and contingencies amounted to €2,755 million, consisting primarily of €2,034 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and un-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,755 million of off-balance sheet commitments and contingencies is a €639 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts. Also not included in the €2,755 million is our contingent liability pursuant to the securitization of other accounts receivable and the sale of a carryback receivable described below.
      Only performance guarantees issued by us to financial institutions are presented in the table below.
      Off-balance sheet contingent commitments (excluding our commitment to provide further customer financing, as described below) given in the normal course of business are as follows:

	December 31,	December 31,
	2005	2004

	(In millions)
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries(1)	€2,034	€1,742
Discounted notes receivables(2)	€—	€5

Other contingent commitments(3)	€624	€793

Subtotal — Contingent commitments(4)	€2,658	€2,540
Secured borrowings(5)	€97	€156

Total off-balance sheet commitments and secured borrowings(4)	€2,755	€2,696

(1)	This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, €216 million as of December 31, 2005 and €258 million as of December 31, 2004 represent undertakings we provided on contracts of non-consolidated companies.

(2)	This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3)	Included in the €624 million are: €101 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, €90 million of commitments related to leasing or sale and leaseback transactions, and €430 million of various guarantees given by certain subsidiaries in the Group. Included in the €793 million are: €90 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, €90 million of commitments related to leasing or sale and leaseback transactions, and €610 million of various guarantees given by certain subsidiaries in the Group.

(4)	Excluding our commitment to provide further customer financing, as described below.

(5)	The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the Contractual Payment Obligations table above in the line item “Financial debt (excluding capital leases).”
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
      Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €2 million as of December 31, 2005 (€3 million as of December 31, 2004).
      Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of December 31, 2005, net of reserves we had provided customer financing of approximately €301 million. This amount includes €278 million of customer deferred payments and accounts receivable, and €19 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately €97 million.
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
      Sale of carryback receivable. In May 2002, we sold to a credit institution a carryback receivable with a face value of €200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to €149 million, corresponding to the discounted value of this receivable, which matures in five years. Under IFRS, the carryback receivable is not removed from the balance sheet but is reported on the asset side of the balance sheet as an “other non current asset,” at its discounted value using the discount rate applied in the sale transaction by the credit institution who purchased the receivable and as a “other long term debt” at its discounted value using the French state bonds’ discount rate, on the liability side of the balance sheet.
      We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the carryback receivable sold.
      Securitization of accounts receivables. In December 2003, we entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from us representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. This special purpose vehicle is fully consolidated under IFRS. The receivables sold at December 31,

2005, which amounted to €61 million (€82 million as of December 31, 2004), are therefore maintained in our consolidated balance sheet. At December 31, 2005, the maximum amount of bank financing that we could obtain through the sale of receivables was €150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing extra financing.
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

Fair value hedge
      The ineffective portion of changes in fair value hedge was a loss of €9 million at December 31, 2005, compared with a loss of €2 million at December 31, 2004. We did not have any amount excluded from the measure of effectiveness. There was no impact of contract cancellation in the income statement at December 31, 2005 and 2004.

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
Research and Development
      Expenditures. In 2005, our research and development expenditures before capitalization of development expenses totaled €1,544 million (11.8% of 2005 revenues) compared to expenditures of €1,620 million in 2004 (13.2% of 2004 revenues).
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
      During the year ended December 31, 2002, we performed an assessment of the carrying values of acquired technology, booked in our consolidated statements reconciled to U.S. GAAP, pursuant to SFAS 144 in connection with the DSC Communications, Genesys, Kymata, Innovative Fibers and Newbridge acquisitions. The assessment was performed due to sustained negative economic conditions impacting our operations and expected future revenues. As a result, we recorded impairment charges of €553 million related to acquired technology to reflect, in our consolidated statements reconciled to U.S. GAAP, these assets at their current estimated fair values. The impairments represent the amount by which the carrying values of these assets exceeded their fair values.
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
      The impact of this election on our shareholders’ equity at the date of transition to IFRS, as indicated in Note 38 to our 2005 consolidated financial statements included elsewhere herein, was negative amount of approximately €200 million. The estimated impact on 2004 net income was comparable to the adjustment between French GAAP and U.S. GAAP consolidated financial statements as of December 31, 2004, as described and valued in Notes 37(d) and 38(a) to our French GAAP 2004 consolidated financial statements.
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

Director	Amount

Daniel Bernard	€66,604
Philippe Bissara	40,884
Frank Blount	49,524
Jozef Cornu	44,606
Jean-Pierre Halbron	44,606
David Johnston	44,606
Daniel Lebègue	60,489
Pierre-Louis Lions	50,720
Thierry de Loppinot(1)	146,953
Peter Mihatsch	45,802
Serge Tchuruk(2)	2,848,483
Bruno Vaillant(3)	129,030
Marc Viénot	62,948
Philippe Germond(4)	5,066,206

(1)	€102,347 of this amount consisted of Mr. de Loppinot’s salary and the remainder consisted of director’s fees.

(2)	€2,839,363 of this amount consisted of Mr. Tchuruk’s salary (of which €1,314,873 was a bonus) and the remainder consisted of benefits in kind.

(3)	€84,425 of this amount consisted of Mr. Vaillant’s salary and the remainder consisted of director’s fees.

(4)	€1,958,334 of this amount consisted of Mr. Germond’s salary (of which €1,543,750 was a bonus with respect to the fiscal years 2004 and (pro rata) 2005), €3,105,017 consisted of his termination payment and accrued vacation payable upon termination, and the remainder consisted of benefits in kind. Mr. Germond ceased to be President, Chief Operating Officer and a director on April 19, 2005.
     The amount of directors’ fees paid for 2005 totaled €600,000. A portion of the directors’ fees is distributed equally among all directors and a portion is distributed among the members of the board based on the number of board and committee meetings and on attendance at such meetings by the directors. Mr. Tchuruk does not receive directors’ fees from our company.
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
Compensation
      For the year ended December 31, 2005, the aggregate amount of compensation, including benefits, that we paid to those persons who were senior executives on December 31, 2005 as a group, for services in all capacities, was €14 million. The compensation for senior executives consists of both a base salary and a bonus, which is determined based partly on our performance and partly on the executive’s performance, pursuant to criteria reviewed by the nominating and compensation committee. For 2005, the bonus was based on our revenues, our net income and our working capital needs for 2004. Of the total compensation paid to our senior executives in 2005, €7.2 million was paid in base salary and €6.8 million was paid in bonus, which represents 48.6% of their total salary. Non-recurring compensation paid to retiring or departing executives totaled €5.3 million in 2005. Directors’ fees that senior executives receive from various companies as a result of their employment with us are deducted from their salary. Our directors and senior executives exercised 37,186 stock options in 2005 at an average price of €6.77 per ordinary share.
      In 2005, Mr. Tchuruk was paid a base salary of €1,524,490. This amount has remained unchanged since 2000. A bonus of €1,314,873 was paid to Mr. Tchuruk in 2005 with respect to our 2004 fiscal year. Generally, Mr. Tchuruk’s bonus for each fiscal year is set by the board of directors upon a recommendation of the nomination and compensation committee. Such bonus is determined in accordance with a method that is reviewed each year by the board of directors and that takes into account the prospects of growth and prospective results of our Group for the following fiscal year. Mr. Tchuruk’s bonus is paid during the fiscal year following the fiscal year to which the bonus relates, after approval by the shareholders of the financial statements of our Group for the preceding fiscal year.

      At its meeting held on March 10, 2005, our board of directors decided that, in order to determine the amount of the bonus for fiscal year 2005, it would refer to the same criteria as those referred to in setting the amount of the bonus for fiscal year 2004: consolidated net income before goodwill amortization and minority interests.
      At its meeting held on March 30, 2006, our board of directors therefore set the amount of the bonus to be paid to Mr. Tchuruk in 2006 with respect to the 2005 fiscal year at €1,105,255, which represents 72.5% of the fixed compensation received by Mr. Tchuruk for the 2005 fiscal year. This is compared to his bonus of €1,314,873 for the 2004 fiscal year, which represented 86.25% of the fixed compensation received for that year.
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
      Pursuant to his request, Mr. Tchuruk did not receive any options under the stock option plans approved by our board of directors in March 2005 and in March 2006. Mr. Tchuruk invested the full amount of the net bonus paid to him in 2005 for fiscal year 2004 in Alcatel ordinary shares, acquiring 130,700 shares in the stock market in June 2005 for total consideration of €1,201,050.
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
      The board of directors met on April 19, 2005 and authorized, upon the recommendation of the nomination and compensation committee, the execution of an agreement between us and Mr. Germond concerning the cessation of his responsibilities as the Group’s President and Chief Operating Officer. The main provisions of this agreement clarified the contractual obligations of Mr. Germond and of the Group due to Mr. Germond’s departure in the first half of the year. It determined the actual amount of the termination payment owed to Mr. Germond, calculated pursuant to the terms of his employment contract as executed upon his joining the Group, such amount being €3,000,000. The agreement also reduced the notice period for termination to three months, and set his bonus compensation for the 2005 fiscal year, pro rata to his departure date, at €250,000.
      The aggregate amount of the benefit obligation related to pension, retirement or similar benefits for our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior Management” above, as a group, as of December 31, 2005, was approximately €57.4 million. The corresponding amount of pension reserve accounted for, taking into account plan assets and unrecognized actuarial loss/gain amounted to €33.4 million as of December 31, 2005.
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

      Options. As of March 31, 2006 our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior Management” above, as a group, beneficially owned the following options:

•	for 1,005,000 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2000 at an exercise price of €48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 1,344 ordinary shares pursuant to options awarded to participants in a share subscription plan in connection with a capital increase reserved for employees in March 2000, at an exercise price of €48 per share expiring on June 30, 2004 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 15,000 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2000 at an exercise price of €65 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 889,900 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2001 at an exercise price of €50 per share expiring on March 6, 2009;

•	for 1,074,300 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of €20.80 per share expiring on December 18, 2009;

•	for 200 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of €20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 956,200 ordinary shares granted pursuant to share subscription plans approved by our board in March 2003 at an exercise price of €6.70 per share expiring on or prior to March 6, 2011;

•	for 56 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in March 2003, at an exercise price of €6.70 per share expiring on June 30, 2007 or 2008, depending on whether the beneficiary is an employee of a company with a registered office in France;

•	for 50,000 ordinary shares granted pursuant to a share subscription plan approved by our Chief Executive Officer in September 1, 2003 at an exercise price of €9.30 per share expiring on August 31, 2011;

•	for 1,021,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2004 at an exercise price of €13.20 per share expiring on or prior to March 9, 2012;

•	for 711,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2005 at an exercise price of €10 per share expiring on or prior to March 9, 2013; and

•	for 750,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2006 at an exercise price of €11.70 per share expiring on or prior to March 7, 2014.
      During 2005, a total of 37,186 options were exercised by our directors or senior executives at an average price of €6.77.
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
      The following table sets forth information as at December 31, 2005 with respect to share subscription plans approved by our board of directors:

	Number of
	options		Number of	Number of	Exercise period
	authorized		options	recipients at					Exercise
Date of approval of plan	at grant date		outstanding	grant date	From		To		price

12/097/1998	11,602,500		9,884,750	2,025	12/09/2003		12/31/2005		€20.52
09/08/1999	545,000		421,250	141	09/08/2004		12/31/2005		€28.40
03/29/2000	15,239,250		12,862,305	3,887	04/01/2003	(1)	12/31/2005	(1)	€48.00
					04/01/2005	(2)	12/31/2007	(2)
03/29/2000	3,317,808	(3)	3,258,704	58,957	07/01/2005	(2)	06/30/2006	(2)	€48.00
12/13/2000	1,235,500		1,003,850	478	12/13/2003	(1)	12/31/2005	(1)	€65.00
					12/13/2005	(2)	12/31/2007	(2)
12/13/2000	306,700		197,500	340	12/13/2001	(4)	12/12/2008		€64.00
					12/13/2004	(2)(4)
03/07/2001	37,668,588		27,121,370	30,790	03/07/2002	(4)	03/06/2009		€50.00
					03/07/2005	(2)(4)
03/07/2001	275,778	(5)	77,550	2,024	07/01/2005	(2)	06/30/2006	(2)	€50.00
12/19/2001	27,871,925		18,983,365	25,192	12/19/2002	(4)	12/18/2009		€20.80
					12/19/2005	(2)(4)
12/19/2001	565,800		336,905	521	12/19/2002	(4)	12/18/2009		€9.30
					12/19/2005	(2)(4)
12/19/2001	935,660	(6)	893,990	45,575	01/01/2005	(1)	12/31/2005	(1)	€20.80
					01/01/2006	(2)	12/31/2006	(2)
03/07/2003	25,626,865		19,627,155	23,650	03/07/2004	(1)(4)	03/06/2011	(1)	€6.70
					03/07/2007	(2)(4)
03/07/2003	827,348	(6)	808,797	31,600	07/01/2006	(1)	06/30/2007	(1)	€6.70
					07/01/2007	(2)	06/30/2008	(2)
03/10/2004	18,094,315		16,352,513	14,810	03/10/2005	(1)	03/09/2012	(1)	€13.20
					05/10/2008	(2)
03/10/2005	16,756,690		16,049,480	9,470	03/10/2006	(1)	03/09/2013	(1)	€10.00
					03/10/2009	(2)
03/08/2006	17,009,320		17,009,320	8,001	03/08/2007	(1)	03/07/2014	(1)	€11.70
					03/08/2010	(2)

(1)	Options granted to employees of any of our subsidiaries with a registered office outside France.

(2)	Options granted to employees of any of our subsidiaries with a registered office in France.

(3)	On March 29, 2000, our board of directors approved a capital increase reserved for employees. In connection therewith, 2,226,451 ordinary shares were issued on June 29, 2000 at a price of €48 per share, and for each share subscribed, the participant received an option to purchase four additional shares.

(4)	One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(5)	On March 7, 2001, our board of directors approved a capital increase reserved for employees In connection therewith, 91,926 ordinary shares were issued at a price of €50 per share, and for each share subscribed the participant received an option to purchase three additional shares.

(6)	Options granted to recipients who subscribed to the capital increases of March 2000 and March 2001, and remain our employees.
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
      Share Purchase Plans. Our share purchase plans are comprised of options to purchase existing, and not newly issued, ordinary shares. If the options are exercised, we will sell the optionees ordinary shares that we had acquired in connection with our buy-back program approved by our board of directors on September 21, 1998 and subject to the annual approval of our shareholders. Under a December 1998 plan, options to purchase up to 11,602,500 ordinary shares were granted with an exercise period from December 9, 2003 to December 31, 2005 at an exercise price of €20.52. As at December 31, 2005, there were options to purchase up to 9,884,750 ordinary shares outstanding under the December 1998 plan. Our board of directors also approved a share purchase plan in September 1999 and granted options to purchase up to 545,000 ordinary shares with an exercise period from September 8, 2004 to December 31, 2005 and at an exercise price of €28.40 per share. As at December 31, 2005, there were options to purchase up to 421,250 ordinary shares outstanding under the September 1999 plan. We currently have no share purchase plans, since the exercise period for all our share purchase plans expired on December 31, 2005.

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
      The board of directors met on April 19, 2005 and authorized, upon the recommendation of the nomination and compensation committee, the execution of an agreement between us and Mr. Germond concerning the cessation of his responsibilities as the Group’s President and Chief Operating Office. The main provisions of this agreement clarified the contractual obligations of Mr. Germond and of the Group due to Mr. Germond’s departure in the first half of the year. It determined the actual amount of the termination payment owed to Mr. Germond, calculated pursuant to the terms of his employment contract as executed upon his joining the Group, such amount being €3,000,000. The agreement also reduced the notice period for termination to three months, and set his bonus compensation for the 2005 fiscal year, pro rata to his departure date, at €250,000.

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
      Dividends in 2006. On February 2, 2006, we announced that our board of directors will propose a resolution at our annual shareholders’ meeting to be held in 2006 to pay a dividend of €0.16 per ordinary share and ADS for 2005.

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
      In addition, French resident individuals will receive a tax credit equal to 50 percent of the dividends (which we refer to as the Tax Credit), capped at €115 for single individuals or married persons subject to separate taxation and €230 for married couples and members of a union agreement subject to joint taxation.
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

Transfer Tax on Sale of Ordinary Shares or ADSs
      A 1% transfer tax capped at €3,049 per transfer applies to certain transfers of ordinary shares or ADSs in French corporations. On January 1, 2006, the rate was increased to 1.10% and the cap was increased to €4,000. The transfer tax does not apply to transfers of ordinary shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, you should not be liable to pay the transfer tax on the sale or disposition of your ordinary shares or ADS provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

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
      12.1 Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
      12.2 Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
      13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
      13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2005 annual report on its behalf.

ALCATEL

By:	/s/ Jean-Pascal Beaufret

Name: Jean-Pascal Beaufret
Title: Chief Financial Officer
August 4, 2006

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
Deloitte & Associés
Neuilly-sur-Seine, France
March 30, 2006

ALCATEL AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	Note	2005(a)	2005	2004

		(in millions except per share
		information)
Revenues	(4) & (5)	$15,554	€13,135	€12,244
Cost of sales		(10,069)	(8,503)	(7,631)

Gross profit		5,485	4,632	4,613
Administrative and selling expenses		(2,368)	(2,000)	(1,944)
Research and development expenses before capitalization of development expenses		(1,828)	(1,544)	(1,620)
Impact of capitalization of development expenses		120	101	130
R&D costs	(6)	(1,709)	(1,443)	(1,490)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	(4)	1,408	1,189	1,179
Share-based payments (stock option plans)	(23)	(82)	(69)	(60)
Restructuring costs	(27)	(130)	(110)	(324)
Impairment of capitalized development costs	(7)	—	—	(88)
Gain/(loss) on disposal of consolidated entities		153	129	—

Income (loss) from operating activities		1,349	1,139	707
Financial interest on gross financial debt		(258)	(218)	(226)
Financial interest on cash and cash equivalents		144	122	105
Finance costs	(8)	(114)	(96)	(121)
Other financial income (loss)	(8)	54	46	14
Share in net income (losses) of equity affiliates	(16)	(17)	(14)	(61)

Income before tax and discontinued operations		1,273	1,075	539
Income tax expense	(9)	(108)	(91)	(36)

Income (loss) from continuing operations		1,165	984	503
Income (loss) from discontinued operations	(10)	(15)	(13)	142

NET INCOME (LOSS)		$1,150	€971	€645

Attributable to:
— Equity holders of the parent		1,101	930	576
— Minority interests		49	41	69
Net income (loss) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share	(11)	0.81	0.68	0.43
— Diluted earnings per share	(11)	0.81	0.68	0.42
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share		0.82	0.69	0.32
— Diluted earnings per share		0.82	0.69	0.31
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings per share		(0.01)	(0.01)	0.11
— Diluted earnings per share		(0.01)	(0.01)	0.11

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = U.S. $1.1842 on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
ASSETS

	Note	2005(a)	2005	2004

	(in millions)
Goodwill, net	(12)	$4,467	€3,772	€3,774
Intangible assets, net	(13)	970	819	705

Goodwill and intangible assets, net		5,437	4,591	4,479

Property, plant and equipment	(14)	5,396	4,557	4,674
Depreciation	(14)	(4,081)	(3,446)	(3,579)

Property, plant and equipment, net		1,316	1,111	1,095

Share in net assets of equity affiliates	(16)	718	606	604
Other non-current financial assets, net	(17)	362	306	554
Deferred tax assets	(9)	2,094	1,768	1,638
Prepaid pension costs	(25)	348	294	287
Other non-current assets	(21)	554	468	332

TOTAL NON-CURRENT ASSETS		10,828	9,144	8,989

Inventories and work in progress, net	(18) & (19)	1,703	1,438	1,273
Amounts due from customers on construction contracts	(18)	1,086	917	729
Trade receivables and related accounts, net	(18) & (20)	4,050	3,420	2,693
Advances and progress payments	(18)	147	124	90
Other current assets	(21)	979	827	1,418
Assets held for sale	(10)	59	50	196
Current income taxes		53	45	78
Marketable securities, net	(17) & (26)	758	640	552
Cash and cash equivalents	(26)	5,341	4,510	4,611

TOTAL CURRENT ASSETS		14,176	11,971	11,640

TOTAL ASSETS		$25,004	€21,115	€20,629

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = U.S. $1.1842 on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
LIABILITIES AND SHAREHOLDERS’ EQUITY

	Note	2005(a)	2005	2004

	(in millions)
Capital stock (€2 nominal value: 1,428,541,640 ordinary shares issued at December 31, 2005 and 1,305,455,461 ordinary shares issued and 120,780,519 shares to be issued related to Orane at December 31, 2004)	(23)	$3,383	€2,857	€2,852
Additional paid-in capital		9,838	8,308	8,226
Less treasury stock at cost		(1,865)	(1,575)	(1,607)
Retained earnings, fair value and other reserves		(5,282)	(4,460)	(4,944)
Cumulative translation adjustments		206	174	(183)
Net income (loss) — attributable to the equity holders of the parent	(11) & (22)	1,101	930	576

Shareholders’ equity — attributable to the equity holders of the parent	(23)	7,382	6,234	4,920

Minority interests	(23)	565	477	373

TOTAL SHAREHOLDERS’ EQUITY	(23) & (24)	7,947	6,711	5,293

Pensions, retirement indemnities and other post-retirement benefits	(25)	1,730	1,461	1,459
Bonds and notes issued, long-term	(26)	2,834	2,393	3,089
Other long-term debt	(26)	425	359	402
Deferred tax liabilities	(9)	192	162	132
Other non-current liabilities	(21)	349	295	201

TOTAL NON-CURRENT LIABILITIES		5,530	4,670	5,283

Provisions	(27)	1,920	1,621	2,049
Current portion of long-term debt	(26)	1,239	1,046	1,115
Customers’ deposits and advances	(18) & (29)	1,355	1,144	973
Amounts due to customers on construction contracts	(18)	163	138	133
Trade payables and related accounts	(18)	4,447	3,755	3,350
Liabilities related to disposal groups held for sale	(10)	—	—	97
Current income tax liabilities		117	99	179
Other current liabilities	(21)	2,287	1,931	2,157

TOTAL CURRENT LIABILITIES		11,527	9,734	10,053

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$25,004	€21,115	€20,629

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = U.S. $1.1842 on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005(a)	2005	2004

	(millions)
Cash flows from operating activities
Net income (loss) — attributable to the equity holders of the parent	$1,101	€930	€576
Minority interests	49	41	69
Adjustments	15	13	5

Net cash provided (used) by operating activities before changes in working capital, interest and taxes	1,165	984	650

Net change in current assets and liabilities (excluding financing):
— Decrease (increase) in inventories and work in progress	(8)	(7)	(154)
— Decrease (increase) in trade receivables and related accounts	(589)	(497)	(231)
— Decrease (increase) in advances and progress payments	(37)	(31)	8
— Increase (decrease) in trade payables and related accounts	213	180	90
— Increase (decrease) in customers’ deposits and advances	186	157	(127)
— Other current assets and liabilities (excluding financing)	122	103	(139)

Cash provided (used) by operating activities before interest and taxes	1,053	889	97

— Interest received	137	116	113
— Interest paid	(169)	(143)	(175)
— Taxes (paid)/received	(15)	(13)	23

Net cash provided (used) by operating activities	1,005	849	58

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets	195	165	217
Capital expenditures	(756)	(638)	(579)
Of which impact of capitalization of development costs	(413)	(349)	(326)
Decrease (increase) in loans and other non-current financial assets	128	108	569
Cash expenditures for acquisition of consolidated and non-consolidated companies	(81)	(68)	(120)
Cash proceeds from sale of previously consolidated and non-consolidated companies	334	282	64
(Increase) in marketable securities	(36)	(30)	(265)

Net cash provided (used) by investing activities	(214)	(181)	(114)

	2005(a)	2005	2004

	(millions)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	(88)	(74)	(733)
Issuance of long-term debt	—	—	462
Repayment/repurchase of long-term debt	(953)	(805)	(983)
Proceeds from issuance of shares	15	13	12
Proceeds from disposal/(acquisition) of treasury stock	6	5	—
Dividends paid	(31)	(26)	(9)

Net cash provided (used) by financing activities	(1,050)	(887)	(1,251)

Cash provided (used) by operating activities of discontinued operations	(22)	(19)	(247)
Cash provided (used) by investing activities of discontinued operations	17	14	210
Cash provided (used) by financing activities of discontinued operations	—	—	(30)
Net effect of exchange rate changes	146	123	(50)

Net increase (decrease) in cash and cash equivalents	(120)	(101)	(1,424)

Cash and cash equivalents at beginning of period/ year	5,460	4,611	6,035

Cash and cash equivalents at end of period/ year	$5,341	€4,510 *	€4,611

*	This amount includes €337 million of cash and cash equivalents held in countries subject to exchange control restrictions. Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries.

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = U.S. $1.1842 on December 31, 2005.

(b)	The consolidated statements of cash flows are presented so as to isolate cash flows relating to disposed of or discontinued operations (see note 10).

(c)	The corporate tax paid for 2004 amounted to €40 million (€14 million for 2003 and €30 million for 2002) and the gross financial charges amounted to €179 million (€294 million for 2003 and €674 million for 2002).
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
      For product sales made through retailers and distributors, revenue is recognized upon shipment to the distribution channel, assuming all other revenue recognition criteria have been met. Such sales are not contingent on the distributor selling the product to third parties, as the distribution contracts contain no right of return.
      The Group accrues warranty costs, sales returns and other allowances based on contract terms and its historical experience.

(p)	Income (loss) from operating activities
      We have considered it relevant to the understanding of the company’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities. This subtotal, named “Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities”, excludes those elements that have little predictive value due to their nature, frequency and/or materiality.
      Those elements can be divided in two categories:

•	Elements that are both very infrequent and material, such as a major impairment of an asset (as the impairment of capitalized development costs accounted for in 2004 following our decision to stop a specific product line), a disposal of investments (as the capital gain related to the Space business accounted for in 2005) or the settlement of a litigation.

•	Elements that are by nature unpredictable in their amount and /or in their frequency, if they are material. We consider that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other. It is for instance the case for our restructuring charges due to the dramatic changes from one period to the other. It is also the case for share-based payments, as their value is determined based, in part, upon the volatility and the price of the company’s shares and as, for example, in any given year we may make substantially increased share-based payments in the context of the acquisition of a business, due to the fact that it is Alcatel’s practice to convert outstanding options of the acquired business into options for Alcatel shares.
      Share-based payments were also isolated in 2005 and 2004 due to the fact that this type of expense was not yet recognized in other generally accepted accounting standards used by some of our main competitors. In view of the relative lack of materiality of these payments and the evolution of the other accounting standards towards the same principle as is applied under IFRS, we will not continue this presentation in the future, starting with the year 2006: share-based payments will no longer be isolated, but will be allocated by function.
      Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except for the financial component, see note 1k), employee profit sharing, fair value changes of derivative instruments related to

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
commercial bids and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.
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
      Most of the Group’s activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (inventories and work in progress and trade receivables and related accounts) and current liabilities (provisions, customers’ deposits and advances, trade payables and related accounts) without distinction between the amounts due within one year and those due after one year.

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
      Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as at fair value through profit or loss, changes in fair value are recorded in the income statement (in other financial income (loss)). For available-for-sale securities, changes in fair value are recorded in shareholders’ equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
      Significant provisions for write-down of inventories and work in progress were accounted for in the past because of difficult market conditions and the abandonment of certain product lines. The impact of these provisions on our income before tax is a net charge of €18 million in 2005 (a net gain of €20 million in 2004).
      Because of the revival in the telecommunications market, our future results could continue to be positively impacted by the reversal of provisions previously made.

(b)	Impairment of customer receivables and loans
      An impairment loss is recorded for customer receivables and loans if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables were €228 million at December 31, 2005 (€284 million at December 31, 2004). The impact of impairment losses for customer receivables and loans on income before tax is a net gain of €19 million in 2005 (a net gain of €43 million in 2004).
      Impairment losses on customer loans and other financial assets (assets essentially relating to customer financing arrangements) were €897 million at December 31, 2005 (€908 million at December 31, 2004). The impact of these impairment losses on income before tax is a net gain of €25 million in 2005 (a net gain of €77 million in 2004).

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Net goodwill is €3,772 million at December 31, 2005 (€3,774 million at December 31, 2004). Other intangible assets, net were €819 million at December 31, 2005 (€705 million at December 31, 2004).

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
      Provisions for contractual obligations represent €753 million at December 31, 2005, of which €173 million relate to construction contracts (see note 18) (€933 million and €271 million respectively at December 31, 2004). For further information on the impact on net income (loss) of the change in these provisions, see notes 18 and 27.

(f)	Deferred taxes
      Deferred tax assets relate primarily to tax loss carry forwards and to deductible temporary differences between reported amounts and the taxes bases of assets and liabilities. The assets relating to the tax loss carry

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
forwards are recognized if it is probable that the Group will dispose of future taxable profits against which these tax losses can be set off.
      At December 31, 2005, deferred tax assets were €1,606 million (of which €850 million relate to the United States and €369 million to France). Evaluation of the Group’s capacity to utilize tax loss carry forwards relies on significant judgment. The Group analyzes the positive and negative elements to conclude as to the probability of utilization in the future of these tax loss carry forwards, which also consider the factors indicated in note 1 n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.
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
      The Group considers that the actuarial assumptions used are appropriate and supportable but changes that will be made to them in the future could however have a significant impact on the amount of such obligations and the Group’s net income (loss). An increase of 0.5% in the discount rate at December 31, 2004 (or a reduction of 0.5%) has a positive impact on 2005 net income of €8 million (or a negative impact of €8 million on net income). An increase of 0.5% in the assumed rate of return on plan assets for 2005 (or a reduction of 0.5%) has a positive impact on 2005 net income of €11 million (or a negative impact of €11 million on net income).

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
Note 3 — Changes in consolidated companies
      The main changes in consolidated companies for 2005 were as follows:

•	On March 2, 2005, Alcatel announced the acquisition of 100% of Native Networks, a provider of carrier-class optical Ethernet transport solutions, for a purchase price of USD 55 million. The purchase price was allocated USD 20 million to depreciable intangible assets and USD 38 million to goodwill (the net assets of this company being negative USD 3 million at the acquisition date). The contribution from this company had no impact on Alcatel’s 2005 income.

•	On May 17, 2005, TCL Corp. and Alcatel announced the end of their handset partnership. Alcatel agreed to swap its 45% stake in the joint venture for TCL Communication Holdings Ltd shares (these shares are listed on the Hong Kong market).

•	On July 1, 2005, Alcatel and Finmeccanica announced the successful creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel holds 67% and Finmeccanica 33%) and Telespazio Holding (Finmeccanica holds 67% and Alcatel 33%). These joint ventures are consolidated using the proportionate consolidation method starting July 1, 2005.
         Alcatel analyzes this transaction as a sale to Finmeccanica of 33% of Alcatel Space’s satellite industrial activity and 67% of its service activity and as an acquisition of 67% of Alenia Spazio (the industrial space systems of Finmeccanica) and of 33% of Telespazio (service activities for Finmeccanica’s space systems).
         The values assigned to this transaction are €1,530 million for Alenia Space and €215 million for Telespazio, resulting in a gain to Alcatel on the sale before tax of €129 million in 2005 and in goodwill not yet allocated of €143 million. Alcatel received from Finmeccanica an equalization payment of €109 million. Net cash resulting from the activities acquired and disposed of is €15 million at the transaction date.
         Proportionately consolidating the combined space activities of the two partners did not have a significant impact on Alcatel’s revenues, operating margin and total balance sheet. However, this consolidation method resulted in recognizing a deferred tax charge of €38 million due to the removal from the French tax consolidation of the companies transferred to the joint ventures in the context of the transaction described above.
      The main changes in consolidated companies for 2004 were as follows:

•	On January 14, 2004, Alcatel, pursuant to its announcement in October 2003, finalized the sale of SAFT, a subsidiary of the Group that specialized in battery operations, to Doughty Hanson for €390 million. The gain on disposal amounted to €256 million and was recorded in 2004 under the caption “income (loss) from discontinued operations” (see note 10).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	On April 26, 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company officially started operations on August 31, 2004 and was 55% owned by TCL and 45% owned by Alcatel. It was consolidated under the equity method in Alcatel’s accounts from September 1, 2004. The mobile phone business has been accounted for as a discontinued operation as from January 1, 2004 (see note 10). The gain on disposal was recorded in 2004 under the caption “income (loss) from discontinued operations” (see note 10).

•	On May 17, 2004, Alcatel announced that it had signed definitive binding documentation with Draka Holding N.V. (“Draka”) in relation to the proposed combination of their respective global optical fiber and communication cable businesses. The final agreement was signed on July 2, 2004. Draka owns 50.1% and Alcatel owns 49.9% of the new company, Draka Comteq B.V. This company was consolidated under the equity method as of July 1, 2004. Alcatel’s optical fiber activity has been accounted for as a discontinued operation as of and after January 1, 2004 (see note 10). As the 2004 financial statements for Draka Comteq BV were not available at the closing date of Alcatel’s financial statements, an estimated gain/loss on the sale and an estimated share in the net result of Draka Comteq BV were taken into account in the income statement at December 31, 2004. The definitive financial statements of Draka Comteq BV were received during the second quarter of 2005 and the gain/loss was adjusted accordingly. The amount of the loss recorded in 2004 and the positive adjustment that was recorded in 2005 is €(16) million and €8 million respectively.

•	On June 18, 2004, Alcatel and Finmeccanica announced the execution of a memorandum of understanding to merge their space activities through the creation of two sister companies, to which both partners will contribute their respective satellite industrial and service activities.
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

•	On September 17, 2004, Alcatel announced that it had acquired privately held, U.S.-based eDial Inc., a leading provider of conferencing and collaboration services for businesses and telephone companies. The purchase price was €22 million (based on the market value at that date of Alcatel’s American Depositary Shares) and was paid for in Alcatel ADSs and in €3.4 million of cash. The goodwill acquired in this business combination is €16 million, after recognizing €8 million of depreciable intangible assets and €2 million of other net acquired liabilities (including approximately €1 million of cash). The contribution from this company had no impact on Alcatel’s 2004 income.

•	On September 17, 2004, Alcatel signed an agreement with a private equity firm, Ripplewood, to divest all of its electrical power system activities (Saft Power Systems). The closing of this sale took

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

place on January 25, 2005. The results of this business were recorded as a discontinued operation in 2004 (see note 10). The gain/loss on disposal of the shares was recorded in discontinued operations in the first six months of 2005.

•	On December 14, 2004, Alcatel announced that it had sold 7.1 million Avanex shares, bringing the Group’s stake in this company to below 20%. With this partial sale of its investment and in the absence of a seat on Avanex’s board of directors, the Group considers that it no longer exercises significant influence on Avanex and, as a result, as from this date, the remaining net book value of the shares has been accounted for in other non-current financial assets and no longer in share in net assets of equity affiliates.

•	On December 16, 2004, Alcatel completed the acquisition of the privately-held, U.S.-based Spatial Communications (known as Spatial Wireless), a leading provider of software-based and multi-standard distributed mobile switching solutions. All of Spatial Wireless shares were acquired for 17.4 million Alcatel’s ADSs, representing a purchase price of €207 million. The total cost of this acquisition is €223 million, after recognizing costs of acquisition and the fair value of equity instruments granted to Spatial Wireless employees in return for services rendered. The goodwill acquired in this business combination is €175 million, after recognizing €62 million of depreciable intangible assets and €14 million of other net acquired liabilities (including approximately €2 million of cash). The contribution from this company had no impact on Alcatel’s 2004 income.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The performance measure of each business segment is based on the income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities.
      The business segments presented are identical to those appearing in the information given to the Board of Directors. At December 31, 2005, no individual business division making up the business segments represents more than 10% of Alcatel’s revenues, income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities, and total assets.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Information by business segment

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros)
2005
Revenues
— segments	5,213	4,096	3,918	3	(95)	13,135
— between segments	(15)	(7)	(73)	—	95	—

Total — Revenues	5,198	4,089	3,845	3	—	13,135

Income (loss) from operating activities before restructuring, share-based payments and capital gain on disposal of consolidated entities	579	436	274	(100)	—	1,189
Share-based payments	(18)	(12)	(22)	(17)	—	(69)
Restructuring costs	(27)	(2)	(54)	(27)	—	(110)
Capital gain on disposal of consolidated entities	—	—	129	—	—	129

Income (loss) from operating activities	534	422	327	(144)	—	1,139

Depreciation and amortization (tangible and intangible assets)	137	213	150	81	—	581
Provisions made (reversed) included in Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities*	(34)	128	53	—	—	147
Share in net income (losses) of equity affiliates	—	—	—	(14)	—	(14)
Capital expenditures (tangible and intangible assets)	160	269	140	69	—	638
Net tangible assets	271	197	286	357	—	1,111
Shares in equity affiliates	—	—	—	606	—	606
Operating assets (assets included in operating working capital)**	2,154	2,062	1,688	30	—	5,934
Operating liabilities (liabilities included in operating working capital)***	(1,898)	(1,696)	(2,036)	(22)	—	(5,652)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros)
2004
Revenues
— segments	5,125	3,313	3,946	13	(153)	12,244
— between segments	(40)	(9)	(104)	—	153	—

Total — Revenues	5,085	3,304	3,842	13	—	12,244

Income (loss) from operating activities before restructuring, share-based payments and impairment of capitalized development costs	576	418	267	(82)	—	1,179
Share-based payments	(19)	(9)	(18)	(14)	—	(60)
Restructuring costs	(91)	(46)	(54)	(133)	—	(324)
Impairment of capitalized development costs	(88)	—	—	—	—	(88)

Income (loss) from operating activities	378	363	195	(229)	—	707

Depreciation and amortization (tangible and intangible assets)	146	153	146	100	—	545
Provisions made (reversed) included in Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities*	69	(138)	(6)	—	—	(75)
Share in net income (losses) of equity affiliates	—	—	—	(61)	—	(61)
Capital expenditures (tangible and intangible assets)	163	208	143	65	—	579
Net tangible assets	325	159	297	314	—	1,095
Shares in equity affiliates	—	—	—	604	—	604
Operating assets (assets included in operating working capital)**	1,770	1,613	1,533	7	—	4,923
Operating liabilities (liabilities included in operating working capital)***	(1,781)	(1,412)	(2,023)	(40)	—	(5,256)

*	Provisions for product sales (see note 27), impairment losses on inventories and work in progress and customer receivables (including those recorded in amounts due from/ to customers on construction contracts, see note 18).

**	Operating assets comprise inventories and work in progress and customer receivables (including those recorded in amounts due from/ to customers on construction contracts) and advances and progress payments. These captions are presented in note 18.

***	Operating liabilities comprise trade payables and related accounts, customers’ deposits and advances and provisions for product sales (including those provisions recorded in amounts due from/ to customers on construction contracts). These captions are presented in notes 18 and 27.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Information by geographical segment

			Other Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros)
2005
Revenues:
— by geographical market	1,661	820	2,919	952	1,915	1,895	2,973	13,135
— by subsidiary location	4,599	1,318	2,607	260	1,481	1,930	940	13,135
Other information by geographical segment:
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	227	176	176	33	110	406	61	1,189
Operating assets (assets included in operating working capital)	2,353	374	1,060	118	908	450	671	5,934
Total assets	10,585	764	3,464	205	2,395	2,674	1,028	21,115
Capital expenditures (tangible and intangible assets)	291	38	68	8	81	138	14	638

			Other Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros)
2004
Revenues:
— by geographical market	1,677	799	2,711	895	1,867	1,768	2,527	12,244
— by subsidiary location	4,371	1,191	2,309	254	1,424	1,814	881	12,244
Other information by geographical segment:
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	291	108	240	30	146	329	35	1,179
Operating assets (assets included in operating working capital)	2,172	357	815	115	722	276	466	4,923
Total assets	11,517	761	3,104	235	2,033	2,240	739	20,629
Capital expenditures (tangible and intangible assets)	291	37	70	6	63	106	6	579

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 5 — Revenues

	2005	2004

	(in millions of euros)
Product sales (construction contracts)	3,256	3,135
Other equipment sales and service revenues	9,766	8,969
License revenues	36	67
Rental income and other revenues	77	73

Total	13,135	12,244

Note 6 — Research and development costs

	2005	2004

	(in millions of
	euros)
Research costs	57	83
Development costs	1,386	1,407

Research and development costs, net	1,443	1,490

As a percentage of revenues	11.0%	12.2%
Customer design engineering costs	193	237
Capitalized development costs	101	130

Research and development effort	1,737	1,857

As a percentage of revenues	13.2%	15.2%
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 7 — Impairment losses on assets recognized in the income statement

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros)
2005
Impairment losses for goodwill	—	—	—	—	—	—
Impairment losses for capitalized development costs	—	—	—	—	—	—
Impairment losses for other intangible assets	—	(3)	—	—	—	(3)
Impairment losses for property, plant and equipment	—	—	—	—	—	—
Impairment losses for shares in equity affiliates	—	—	—	—	—	—
Impairment losses for financial assets	11	(10)	(11)	(12)	—	(22)

TOTAL — NET	11	(13)	(11)	(12)	—	(25)

of which reversal of impairment loss*	11	6	—	17	—	34

*    Recorded in income statement caption “Other financial income (loss)”.

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros)
2004
Impairment losses for goodwill	—	—	—	—	—	—
Impairment losses for capitalized development costs	(88)	—	—	—	—	(88)
Impairment losses for other intangible assets	(18)	—	—	—	—	(18)
Impairment losses for property, plant and equipment	—	—	(4)	(6)	—	(10)
Impairment losses for shares in equity affiliates	—	—	—	(30)	—	(30)
Impairment losses for financial assets	—	6	48	(24)	—	30

TOTAL — NET	(106)	6	44	(60)	—	(116)

of which reversal of impairment loss*	—	6	67	8	—	81

*	Recorded in income statement caption “Impairment of capitalized development costs”.

**	Recorded in income statement caption “Other financial income (loss)”.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 8 — Financial income (loss)

	2005	2004

	(in millions of
	euros)
Finance costs	(96)	(121)

Dividends	4	6
Provisions for financial risks	—	2
Impairment losses on financial assets*	(22)	30
Net exchange gain (loss)	(18)	(31)
Financial component of pension costs	(46)	(50)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities**	137	36
Other	(9)	21
Other financial income (loss)	46	14

Total financial income (loss)	(50)	(107)

*	Impairment loss of €23 million on the Avanex shares recorded in the first and second quarters of 2005 due to an unfavorable change in market price.

**	Net gain on disposal of Alcatel’s stake in Nexans for €69 million during the first quarter 2005 and net gain on disposal of Mobilrom shares for €45 million during the second quarter of 2005.
Note 9 — Income tax

(a)	Analysis of income tax (charge) benefit

	2005	2004

	(in millions of
	euros)
Current income tax (charge) benefit	(52)	82
Deferred income tax (charge) benefit, net	(39)	(118)

Income tax (charge) benefit	(91)	(36)

      Based on tax results forecasted, net deferred tax assets of €87 million were recorded during the first half of 2005, mainly in Europe and in North America. A deferred income tax charge of €63 million has been accounted for during the third quarter 2005 corresponding to the utilization of deferred tax assets in North America and as a result of Alcatel Space’s exit from the French tax consolidation following its alliance with Alenia, a subsidiary of Finmeccanica (see note 3). A deferred tax charge of €63 million was recorded during the fourth quarter 2005 corresponding to the utilization of deferred tax assets primarily in North America.
      The current income tax charge of €52 million relates to countries in which the Group has no tax loss carry forwards and to changes in provisions for tax litigation. In 2004, the current income tax benefit resulted mainly from changes in provisions for tax litigation.

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Tax losses carried forward and temporary differences
      Total tax losses carried forward represent a potential tax saving of €5,836 million at December 31, 2005 (€4,858 million at December 31, 2004). The potential tax savings relate to tax losses carried forward that expire as follows:

	Recognized	Unrecognized	Total

	(in millions of euros)
Years
2006	4	10	14
2007	6	114	120
2008	38	38	76
2009	26	13	39
2010 and thereafter	1,482	4,105	5,587

Total	1,556	4,280	5,836

      In addition, temporary differences were €1,044 million at December 31, 2005 (€1,115 million at December 31, 2004), of which €50 million have been recognized and €994 million have not been recognized (€20 million and €1,095 million respectively at December 31, 2004).

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Income statements of discontinued operations for 2005 and 2004 in accordance with IFRSs are as follows:
Income statements of discontinued operations

	2005	2004

	(in millions of
	euros)
Revenues	—	571
Cost of sales	—	(476)

Gross profit	—	95

Administrative and selling expenses	—	(93)
Research and development costs	—	(61)
Net capital gain (loss) on disposal of discontinued operations	(13)	211

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	(13)	152

Other operating income (loss)	—	(7)
Financial income (loss)	—	(3)

Income (loss) from discontinued operations	(13)	142

Balance sheet

	2005	2004

	(in millions of
	euros)
Assets of disposal groups	—	124
Other assets held for sale	50	72

Assets held for sale	50	196

Liabilities related to disposal groups held for sale	—	(97)

      The cash flows of discontinued operations for 2005 and 2004 in accordance with IFRSs are as follows:

	2005	2004

	(in millions of
	euros)
Net income (loss)	(13)	142
Net cash provided (used) by operating activities before changes in working capital	(19)	(122)
Other net increase (decrease) in net cash provided (used) by operating activities	—	(125)
Net cash provided (used) by operating activities(1)	(19)	(247)
Net cash provided (used) by investing activities(2)	14	210
Net cash provided (used) by financing activities(3)	—	(30)

Total(1) + (2) + (3)	(5)	(67)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 11 — Earnings per Share
      Basic earnings per share is computed using the number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the earnings per share calculation (including shares exchangeable within five years for ADSs).
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
      An impairment loss of €30 million was recorded in 2004 for the goodwill included in shares in equity affiliates, due to an unfavorable change in the market value of the shares of a company consolidated under the equity method.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 14 — Property, plant and equipment

(a)	Changes in property, plant and equipment, gross

			Plant,
			equipment and
	Land	Buildings	tools	Other	Total

	(in millions of euros)
At January 1, 2004	148	1,634	3,533	777	6,092

Additions	—	12	134	80	226
Assets held for sale, discontinued operations and disposals	(60)	(481)	(1,003)	(125)	(1,669)
Business combinations	—	—	6	—	6
Net effect of exchange rate changes	(1)	(26)	(79)	(3)	(109)
Reclassifications and other changes	(6)	59	156	(81)	128

At December 31, 2004	81	1,198	2,747	648	4,674

Additions	3	12	152	95	262
Assets held for sale, discontinued operations and disposals	(13)	(255)	(522)	(76)	(866)
Business combinations	9	69	42	8	128
Net effect of exchange rate changes	4	56	171	10	241
Reclassifications and other changes	1	(48)	100	(72)	(19)

At December 31, 2005	85	1,032	2,690	613	4,420

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Changes in accumulated depreciation of property, plant and equipment and impairment losses

			Plant,
			equipment and
	Land	Buildings	tools	Other	Total

	(in millions of euros)
At January 1, 2004	(21)	(1,016)	(2,988)	(631)	(4,656)

Depreciation charge	(1)	(69)	(207)	(40)	(317)
Impairment losses	(3)	(2)	(5)	—	(10)
Assets held for sale, discontinued operations and disposals	14	347	930	102	1,393
Business combinations	—	—	(3)	—	(3)
Net effect of exchange rate changes	—	12	67	2	81
Reclassifications and other changes	(1)	13	(123)	44	(67)

At December 31, 2004	(12)	(715)	(2,329)	(523)	(3,579)

Depreciation charge	(1)	(55)	(193)	(35)	(284)
Impairment losses	—	(1)	—	—	(1)
Assets held for sale, discontinued operations and disposals	1	176	463	64	704
Business combinations	—	—	—	—	—
Net effect of exchange rate changes	—	(25)	(143)	(7)	(175)
Reclassifications and other changes	(2)	65	(50)	13	26

At December 31, 2005	(14)	(555)	(2,252)	(488)	(3,309)

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
      Property, plant and equipment held under finance leases have a net carrying amount of €54 million at December 31, 2005 (€49 million at December 31, 2004). Such finance leases relate primarily to plant and equipment.
      Future minimum lease payments under non-cancelable finance leases are shown in note 31a — Off balance sheet commitments.
      The main finance lease contract concerns a company consolidated proportionately at 51%, Alda Marine, which leases four vessels as part of its activity of laying and maintaining submarine cables. The net carrying amount of these vessels recognized in property, plant and equipment was €53 million at December 31, 2005. The corresponding obligation to pay future lease payments was €59 million at December 31, 2005.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Operating leases
      Future minimum lease payments under non-cancelable operating leases are shown in note 31a — Off balance sheet commitments.
      Future minimum sublease payments expected to be received under non-cancelable operating subleases were €27 million at December 31, 2005 (€7 million at December 31, 2004).
      Lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

	2005	2004

	(in millions of
	euros)
Lease payments — minimum	97	49
Lease payments — conditional	42	61
Sublease rental income	(10)	(5)

Total recognized in the income statement	129	105

Note 16 — Share in net assets of equity affiliates and joint ventures

(a)	Share in net assets of equity affiliates

	Percentage
	owned		Value

	2005	2004	2005	2004

			(in millions
			of euros)
Thales(1)	9.5%	9.5%	334	288
Draka Comteq BV(2)	49.9%	49.9%	127	132
TAMP(3)	—	45.0%	—	33
Other (less than €50 million)	—	—	145	151

Share in net assets of equity affiliates			606	604

(1)	Although Alcatel only has a 9.5% stake in Thales, Alcatel is nevertheless the largest private shareholder of this group, with three seats on Thales’ Board of Directors. Due to the Group’s continuing significant influence on this company, Alcatel still accounts for Thales using the equity method. At December 31, 2005, Alcatel’s stake was 9.5% (12.8% in voting rights).

(2)	Under the agreement, dated July 2, 2004, between Alcatel and Draka Holding BV concerning the business combination of the optical fiber and communication cable activities of the two groups, a new company Draka Comteq BV was created. Alcatel owns 49.9% of this new company, which is consolidated under the equity method beginning July 1, 2004 (see note 3).

(3)	Under the agreement, dated August 31, 2004, between Alcatel and TCL Communication Technology Holdings Limited concerning the creation of a new joint venture for mobile handsets, a new company, TAMP, was created. Alcatel owned 45% of this company, which was consolidated under the equity method from September 1, 2004 to July 18, 2005, when Alcatel swapped its 45% stake in the joint venture for shares in TCL Communication Holding Ltd, representing 4.8% of this listed company in which the Group has no significant influence (see note 3).
     Alcatel’s share in the market capitalization of listed equity affiliates at December 31 is as follows:

	2005	2004

	(in millions of
	euros)
Thales	624	575

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Change in share of net assets of equity affiliates

	2005	2004

	(in millions of
	euros)
Carrying amount at January 1	604	501

Change in equity affiliates	(16)	195
Share of net income (loss)*	(14)	(61)
Net effect of exchange rate changes	28	(11)
Other changes	4	(20)

Carrying amount at December 31	606	604

*	Including €30 million of impairment losses in 2004 relating to equity affiliate goodwill (see note 7).
(c)     Summarized financial information for equity affiliates
      Summarized financial information for Thales:

	December 31,	January 1,	December 31,
	2005(1)	2005(2)	2004

	(in millions of euros)
Balance sheet
Non-current assets	4,224	4,190	4,239
Current assets	9,663	9,428	9,262

Total assets	13,887	13,618	13,501

Shareholders’ equity	2,103	1,741	1,601
Non-current liabilities	2,583	2,555	2,553
Current liabilities	9,201	9,322	9,346

Total liabilities	13,887	13,618	13,501

Income statement
Revenues	10,263	—	10,283
Income (loss) from operating activities	549	—	571
Net income (loss) attributable to equity holders of the parent	334	—	326

(1)	In view of the timing of the publication of Thales’ financial statements, and as this equity affiliate is listed on a securities exchange, the Group’s share of net income (loss) is calculated based on the most recently published financial statements under IFRSs. It does not therefore include, due to the rules of communication applicable to listed companies, any possible non-published information between two publication dates that may have been obtained by the directors representing Alcatel on the Thales Board of Directors. As Thales’ financial data for 2005 was not available at the date of authorisation for issue of Alcatel’s financial statements, the Group’s share of net income (loss) has been calculated on the basis of Thales’ latest available financial statements at June 30, 2005.

(2)	The accounting options made by Thales governing the first-time adoption of IFRSs are similar to those made by Alcatel, except for the timing of the first application of the standards, IAS 32 and 39, relating to financial instruments (Alcatel first applied these at January 1, 2004 and Thales at January 1, 2005). As it is not possible to restate the 2004 accounts of Thales for the impact of the application of these standards, Alcatel’s share of the change in shareholders’ equity resulting from this first application has been recognized in 2005 in “net income (loss) changes recognized directly in equity”.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Aggregated financial information for other equity affiliates as if those entities were fully consolidated:

	2005	2004

	(in millions of
	euros)
Total assets	1,195	1,248
Liabilities (excluding shareholders’ equity)	563	573
Shareholders’ equity	632	675
Revenues	1,146	712
Net income (loss) attributable to equity holders of the parent	(68)	(96)

(d)	Aggregated financial information for joint ventures
      Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alcatel Alenia Space, Telespazio, Alda Marine and Evolium in 2005 and Alda Marine and Evolium in 2004) are as follows:

	2005	2004

	(in millions of
	euros)
Balance sheet data
Non-current assets	1,314	209
Current assets	773	6
Shareholders’ equity	983	90
Other non-current liabilities	135	47
Current liabilities	969	78
Income statement data*
Revenues	560	9
Cost of sales	(367)	65
Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	(3)	(1)
Net income (loss) attributable to equity holders of the parent	44	(5)
Cash flow statement data*
Net cash provided (used) by operating activities	80	60
Net cash provided (used) by investing activities	(62)	(53)
Net cash provided (used) by financing activities	11	(9)

*	Aggregated financial information for Alcatel Alenia Space and Telespazio only relates to six months of activity in 2005 (see note 3).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 17 — Financial assets

	2005			2004

	Other non-			Other non-
	current financial	Marketable		current financial	Marketable
	assets*	Securities	Total	assets	Securities	Total

	(in millions of euros)
Financial assets available for sale	122	—	122	213	105	318
Financial assets at fair value through profit or loss	—	640	640		447	447
Financial assets at amortized cost	184	—	184	341	—	341

Total	306	640	946	554	552	1,106

*	Of which €21 million matures within one year.
     No financial asset is considered as being held to maturity.

(a)	Financial assets available for sale

	2005			2004

	Other non-			Other non-
	current financial	Marketable		current financial	Marketable
	assets*	Securities	Total	assets	Securities	Total

	(in millions of euros)
Net carrying amount at January 1	213	105	318	215	92	307

Additions/(disposals)	(4)	(49)	(53)	23	5	28
Fair value changes	(13)	(56)	(69)	23	8	31
Impairment losses*	(47)	—	(47)	(44)	—	(44)
Other changes	(27)	—	(27)	(4)	—	(4)

Net carrying amount at December 31	122	—	122	213	105	318

Of which: - at fair value	36	—	36	70	105	175
- at cost	86	—	86	143	—	143

*	See note 7 — of which €23 million in 2005 relates to the Avanex shares due to an unfavorable change in the market price.

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 22 — Allocation of 2005 net income
      The Board of Directors will propose to the Shareholders’ Ordinary Annual General Meeting to distribute a dividend of €0.16 per share for the year ended December 31, 2005, which aggregate amount is €229 million (distributions in previous years: no dividends were distributed for 2004 and 2003).
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

(b)	Capital increase program for employees with subscription stock option plan
      Under a capital increase program for employees of the Group, approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at a price of €50 per share. Each share subscribed included the right to receive three options, each exercisable for one Class A share. 275,778 options were granted and are exercisable during the one-year period from July 1, 2004 until July 1, 2005 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a member of the Group whose registered office is located in France at the time the options were granted.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Capital stock and additional paid-in capital
      At December 31, 2005, the capital stock consisted of 1,428,541,640 ordinary shares of nominal value €2 (1,305,455,461 ordinary shares of nominal value €2 at December 31, 2004 and 1,284,410,024 ordinary shares of nominal value €2 at January 1, 2004).
      During 2005, increases in capital stock and additional paid-in capital amounted to €662.1 million. These increases related to the following actions:

—	issuance of 1,855,913 shares for €12.0 million, as a result of the exercise of 1,855,913 options (including additional paid-in capital of €8.3 million);

—	redemption of 450,000 bonds redeemable for Alcatel shares in connection with the acquisition of Imagic TV in 2003 and Spatial Wireless in 2004 generating a capital increase of €5.1 million (including additional paid-in capital of €4.2 million);

—	redemption of 120,780,266 ORANE notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of €645.0 million, including additional paid-in capital of €403.4 million.
      During 2004, increases in capital stock and additional paid-in capital amounted to €238 million. These increases related to the following actions:

—	issuance of 1,508,728 shares for €9.9 million, as a result of the exercise of 1,508,728 options (including additional paid-in capital of €6.9 million);

—	redemption of 3,212 ORANE notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of €0.017 million, including additional paid-in capital of €0.011 million;

—	acquisition of Spatial Wireless in December 2004, which resulted in the issuance of 17,390,262 shares for €207.2 million (including additional paid-in capital of €172.4 million); in addition, of the 1,598,072 bonds redeemable for Alcatel shares issued in this transaction by Coralec (a subsidiary of Alcatel) at the price of €11.912 to cover the exercise of options and warrants, 393,035 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of €4.7 million, including additional paid-in capital of €3.9 million; and

—	redemption of 300,000, 400,000, 50,000 and 1,000,000 bonds redeemable for Alcatel 0.

—	cover option exercises, warrant exercises and note conversions issued in connection with the acquisitions of Astral Point in 2002, Telera in 2002, Imagic TV in 2003 and TiMetra in 2003, generating capital increases of €4.9 million, €2.1 million, €0.4 million and €8.1 million, including additional paid-in capital of €4.3 million, €1.3 million, €0.3 million and €6.1 million, respectively.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Stock options
      At December 31, 2005, stock options plans were as follows:

						1999	1999-2000
	1996 Plans		1997 Plans		1998 Plan	Plans	U.S. Plans	2000 Plans

	(in number of options)
							USD 21.40-
Exercise price	€ 12.96	€ 13.42	€ 19.27	€ 20.95	€ 20.52	€ 28.40	USD 84.88	€ 48.00	€ 48.00	€ 65.00	€ 64.00

Exercise period
From	07.01.98	07.01.98	05.01.02	12.11.02	12.09.03	09.08.04		04.01.03	07.01.03	12.13.03	12.13.01
								04.01.05	07.01.05	12.13.05	12.13.04
To	12.31.03	12.31.03	12.31.04	12.31.04	12.31.05	12.31.05		12.31.05	06.30.04	12.31.05	12.12.08
								12.31.07	06.30.06	12.31.07	12.12.08

Outstanding at January 1, 1996	—	—	—	—	—	—	—	—	—	—	—
Granted	9,069,500	394,000	—	—	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(185,000)	—	—	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1996	8,884,500	394,000	—	—	—	—	—	—	—	—	—

Granted			8,199,500	367,000	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(396,000)	(7,500)	(115,000)	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1997	8,488,500	386,500	8,084,500	367,000	—	—	—	—	—	—	—

Granted	—	—	—	—	11,602,500	—		—	—	—	—
Exercised	(2,163,950)	(114,000)	—	—	—	—	—	—	—	—	—
Forfeited	(30,500)	(5,000)	(45,000)	(5,000)	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1998	6,294,050	267,500	8,039,500	362,000	11,602,500	—		—	—	—	—

Granted	—	—	—	—	—	545,000	7,866,630			—	—
Exercised	(1,630,425)	(38,250)	(35,000)	—	—	—	—	—	—	—	—
Forfeited	(5,000)	—	(100,000)	(7,500)	(427,250)	—	(143650)	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1999	4,658,625	229,650	7,904,500	354,500	11,175,250	545,000	7,722,980	—	—	—	—

Granted	—	—	—	—	—	—	19,407,838	15,239,250	8,905,804	1,235,500	306,700
Exercised	(1,277,690)	(92,750)	(56,000)	—	—	—	(393,296)	(10,000)	—	—	—
Forfeited	—	—	(112,500)	(2,500)	(412,000)	(46,250)	(3,060,818)	(923,120)	(47,328)	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2000	3,380,935	136,500	7,736,000	352,000	10,763,250	498,750	23,676,704	14,306,130	8,858,476	1,235,500	306,700

Exercised	(732,728)	(1,250)	(15,000)	—	—	—	(261,205)	(3,000)	(376)	—	—
Forfeited	—	—	(30,000)	—	(60,000)	(5,000)	(3,327,376	(161,500)	(122,364)	(130,150)	(3,600)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001	2,648,207	135,250	7,691,000	352,000	10,703,250	493,750	20,088,123	14,141,630	8,735,736	1,105,350	303,100

Exercised	(6,577)	—	(1,000)	—	—	—	—	—	—	—	—
Forfeited	(12,000)	—	(157,500)	(30,000)	(306,000)	(22,500)	(3,871,401)	(581,075)	(37,684)	(40,000)	(5,100)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	2,629,630	135,250	7,532,500	322,000	10,397,250	471,250	16,216,722	13,560,555	8,698,052	1,065,350	298,000

Exercised		—		—	—	—	—	—	—	—	—
Forfeited	(27,500)	—	(40,000)	(10,000)	(165,000)	(17,500)	(2,797,641)	(320,500)	(6,524)	(32,500)	(86,421)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	2,602,130	135,250	7,492,500	312,000	10,232,250	453,750	13,419,081	13,240,055	8,691,528	1,032,850	211,579

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						1999	1999-2000
	1996 Plans		1997 Plans		1998 Plan	Plans	U.S. Plans	2000 Plans

	(in number of options)
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	—	—	(56,000)	(15,000)	(110,000)	(10,000)	(2,276,230)	(174,000)	(5,429,868)	(11,000)	(3,838)
Expired	(2,602,130)	(135,250)	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	—	—	7,436,500	297,000	10,122,250	443,750	11,142,851	13,066,055	3,261,660	1,021,850	207,741

Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	—	—	—	—	(237,500)	(22,500)	(476 095)	(203,750)	(2,956)	(18,000)	(10,241)
Expired	—	—	(7,436,500)	(297,000)	—	—	(608 141)	—	—	—

Outstanding at December 31, 2005	—	—	—	—	9,884,750	421,250	10,058,615	12,862,305	3,258,704	1,003,850	197,500

	2001 Plans

	(in number of options)
Exercise price	€ 50.00	€ 50.00	€ 41.00	€ 39.00	€ 32.00	€ 19.00	€ 9.00	€ 20.80	€ 9.30	€ 20.80

Exercise period
From	03.07.02	07.01.04	04.02.02	04.02.02	06.15.02	09.03.02	11.15.02	12.19.02	12.19.02	01.01.05
	03.07.05	07.01.05			06.15.05	09.03.05	11.15.05	12.19.05	12.19.05	01.01.06
To	03.06.09	06.30.05	04.01.09	04.01.09	06.14.09	09.02.09	11.14.09	12.18.09	12.18.09	12.31.05
	03.06.09	06.30.06			06.14.09	09.02.09	11.14.09	12.18.09	12.18.09	12.31.06

Granted	37,668,588	275,778	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	935,660
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,075,160)	(825)	(7,050)	—	(19,350)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001	36,593,428	274,953	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	935,660

Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,271,749)	(2,343)	(5,500)	—	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)	(16,840)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	35,321,679	272,610	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600	918,820

Exercised	—	—	—	—	—	—	—	—	(64,444)	—
Forfeited	(6,345,632)	(150)	(24,050)	—	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)	(23,950)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	28,976,047	272,460	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406	894,870

Exercised	—	—	—	—	—	—	(3,000)	—	(42,574)	—
Forfeited	(1,047,721)	(240)	—	—	(33,484)	(8,800)		(2,539,840)	(13,326)	(240)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	27,928,326	272,220	12,250	2,500	783,621	106,050	106,000	20,531,141	339,506	894,630

Exercised	—	—	—	—	—	—	—	—	(2,500)	—
Forfeited	(806,956)	(194,670)	—	—	(15,981)	(2,250)	—	(1,547,776)	(101)	(640)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2005	27,121,370	77,550	12,250	2,500	767,640	103,800	106,000	18,983,365	336,905	893,990

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
      Assumptions for the plans representing more than 1,000,000 outstanding options are as follows:

—	expected volatility: 60% for the 2002 and March 2003 plans and 40% for the later plans;

—	risk-free rate: 4.58% for the 2002 plans, 3.84% for the March 2003 plan, 3.91% for the March 2004 plan and 3.50% for the March 2005 plan ;

—	distribution rate on future income: 0% in 2003, 2004 and 2005 and 1% for later years.
      Based on these assumptions, the fair values of options used in the calculation of compensation expense for share-based payments are as follows:

—	2002 plans: weighted average fair value of €2.48 ;

—	March 2003 plan with an exercise price of €6.70: fair value of €3.31;

—	March 2004 plan with an exercise price of €13.20: fair value of €5.06;

—	March 2005 plan with an exercise price of €10.00: fair value of €3.72;
      Other plans have fair values between €2.89 and €5.08 and a weighted average fair value of €3.86.

—	Impact on net income (loss) of share-based payments resulting from stock option or stock purchase plans
      Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

	2005	2004

	(in millions
	of euros)
Compensation expense for share-based payments	69	60
These amounts are presented on a separateline in the income statement and concern thefollowing captions:
— cost of sales	22	19
— administrative and selling expenses	29	26
— research and development costs	18	15

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The entire expense recognized in application of IFRS 2 concerns share-based payments. None of these transactions results in the outflow of cash.

—	Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions:
      The following rules are applicable to all plans granted in 2002, 2003, 2004 and 2005:

—	Vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48th additional options are vested if the employee remains employed by the Group.

—	Exercise period depends on countries: in some countries, stock options can be exercised as soon as they are vested; in other countries, a four-year period of inalienability exists. Whatever the beginning of the period is, stock options terminate 8 years after the grant date.
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
      Alcatel shares owned by Group consolidated subsidiaries were €1,575 million at December 31, 2005 (€1,607 million at December 31, 2004). They are deducted at cost from retained earnings.

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
      On December 19, 2002, Alcatel issued 120,786,517 notes, of nominal value €5.34 each, mandatorily redeemable for new or existing shares (ORANE) (one share for one note), for a total amount of €645 million, with a maturity date of December 23, 2005. The notes carried an annual interest rate of 7.917%. On

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
January 2, 2003, Alcatel paid the full amount of the discounted interest of €132 million, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to €1.09115 for each bond.
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
      The ORANE notes are considered as a component of equity that is classified from the outset in shareholders’ equity. As the discounted interest was paid in full on January 2, 2003, that amount was also recognized in shareholders’ equity and no interest expense was recognized either in the 2004 or 2005 income statements. The net amount of €513 million received from the note issuance has therefore been reclassified to shareholders’ equity in the opening balance sheet at January 1, 2004 in accordance with IFRSs.

(b)	OCEANE (Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes)
      On June 12, 2003, Alcatel issued 63,192,019 bonds having a nominal value of €16.18 each, convertible into new or existing Alcatel ordinary shares (OCEANE) for a total value of €1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.
      These bonds have a buy-back option that Alcatel can exercise in the period from June 12, 2008 to December 31, 2010.
      The OCEANE bonds are considered as a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €860.7 million, which corresponds to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at €161.8 million at the date of issuance. The contra entry to the equity component, which is amortized to income over the life of the debt, increases the interest cost of this financial debt by €20.0 million in 2005 and by €18.6 million in 2004.
      The effective rate of interest of the debt component is 7.83% including debt issuance costs.
      At December 31, 2005, the fair value of the debt component of the OCEANE bonds was €1,099 million (see note 26g) and the market value of the OCEANE bonds was €1,151 million.
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
      Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) are €40 million for 2005 (€40 million for 2004).
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Components of net periodic cost of post-employment benefit plans are:

	2005	2004

	(in millions of
	euros)
Service cost	(60)	(72)
Interest cost	(139)	(146)
Expected return on plan assets	93	96
Amortization of prior service cost	—	—
Amortization of recognized actuarial gain/(loss)	8	5
Effect of curtailments	5	15
Effect of settlements	—	—
Effect of adjustment on net assets	—	(2)

Net periodic benefit cost	(93)	(104)

Of which: recognized in income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	(47)	(54)
recognized in other financial income (loss)	(46)	(50)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The change in the obligation recorded in the balance sheet is as follows:

	2005	2004

	(in millions of
	euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at January 1	(3,282)	(3,212)

Service cost	(60)	(72)
Interest cost	(139)	(146)
Plan participants’ contributions	(5)	(4)
Amendments	—	(72)
Business combinations	(31)	—
Disposals	2	53
Curtailments	7	14
Settlements	26	19
Special termination benefits	(2)	0
Actuarial (gains) and losses	(129)	(46)
Benefits paid	177	166
Other (foreign currency translation)	(60)	18

Benefit obligation at December 31	(3,496)	(3,282)

Benefit obligation excluding effect of future salary increases	(3,230)	(2,934)
Effect of future salary increases	(266)	(348)

Benefit obligation	(3,496)	(3,282)

Pertaining to retirement plans	(3,476)	(3,265)
Pertaining to post-employment medical care plans	(20)	(17)
CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1	2,106	1,974

Actual return on plan assets	93	96
Actuarial gains and (losses)	111	47
Employers’ contributions	80	84
Plan participants’ contributions	5	4
Amendments	—	32
Business combinations	—	—
Disposals	—	—
Curtailments	—	—
Settlements	(26)	(15)
Benefits paid/ Special termination benefits	(117)	(108)
Other (foreign currency translation)	34	(8)

Fair value of plan assets at December 31	2,286	2,106

Present value of defined benefit obligations that are wholly or partly funded	(2,426)	(2,323)
Fair value of plan assets	2,286	2,106

Funded status of defined benefit obligations that are wholly or partly funded	(140)	(217)

Present value of defined benefit obligations that are wholly unfunded	(1,070)	(959)

Funded status	(1,210)	(1,176)

Unrecognized actuarial losses/(gains)	46	9
Unrecognized prior service cost	—	—
Unrecognized surplus (due to application of asset ceiling)	(3)	(5)

NET AMOUNT RECOGNIZED	(1,167)	(1,172)

of which:
— prepaid pension costs	294	287
— pensions, retirement indemnities and other post-retirement benefits	(1,461)	(1,459)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The unfunded status, which amounted to €1,210 million at December 31, 2005 (€1,176 million at December 31, 2004), relates primarily to France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans.
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
      The contributions that are expected to be paid for 2006 are €66 million for the retirement plans.

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
Other bonds
Changes in 2005:
     • Repurchases
      Certain other bonds were subject to buy-back and cancellation in 2005, amounting to €291 million and corresponding to a nominal value of €280 million, detailed as follows:

Nominal value repurchased:
5.875% EUR due September 2005	€51,627,000
Zero-rate coupon due June 2006	€4,838,724
5.625% EUR due March 2007	€150,925
7.00% EUR due December 2006	€72,603,000
4.375% EUR due February 2009	€150,676,000
      The difference between the repurchased amount and the nominal value was included in financial income (loss) in other financial income (loss), net (see note 8).
     • Repayments
      The balance of the bonds carrying interest at 5.875% was repaid in September 2005 for a residual nominal amount of €524.7 million.
Changes in 2004:
     • Offer to exchange bonds:
      On March 17, 2004, Alcatel launched an offer to exchange bonds in a strategy primarily to lengthen its average debt maturity. On March 30, 2004, Alcatel announced that bonds with a nominal value of €366 million, coming from Alcatel’s 7% bond issue of €1.2 billion, due 2006, had been exchanged by the holders for new euro bonds having a nominal value of €412 million, due 2014. The new bonds bear interest at 6.375% per annum. Additional bonds having a nominal value of €50 million, which are interchangeable with the new bonds, were also issued. The total nominal value of the new and additional bonds, due 2014, amounts to €462 million. The exchange offer, which closed on April 7, 2004, was recorded in the second quarter 2004. In accordance with IAS 39, such exchange of debt is not considered as an extinguishment of the initial debt and the issuance of new debt, because the borrowing conditions are not substantially different as a result of the exchange transaction. The loss arising on the exchange offer and the related transaction fees are recognized as an adjustment of the carrying amount of the existing debt and are amortized over the remaining life of the adjusted bonds.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     • Repurchases and repayments:
      During 2004, certain other bonds were subject to buy-back and cancellation, amounting to €643 million and corresponding to a nominal value of €617 million, detailed as follows:

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
      The other changes for 2004 were the repayment on February 17, 2004 of the residual €183 million on bonds issued by Alcatel at a fixed rate of 5.75% in February 1994, and the repayment on October 12, 2004 of the residual €336.4 million in bonds issued at a rate of 5% on October 12, 1999.

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
      At December 31, 2005, the fair value of debt before hedging (and credit spread) amounted to €4,141 million.
      The fair value of the financial instruments that hedge the debt is calculated in accordance with the same method, based on the net present value of the future cash flows.
      At December 31, 2005, the fair value of the debt after hedging was €4,033 million.
      At December 31, 2004, the fair value of debt before hedging (and credit spread) amounted to €4,926 million.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The fair value of the financial instruments that hedge the debt is calculated in accordance with the same method, based on the net present value of the future cash flows.
      At December 31, 2004, the fair value of the debt after hedging was €4,748 million.

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
      Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the €1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and was first applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings with both agencies move back to investment grade level. However, this interest rate decrease will not take place since the condition relating to Alcatel’s ratings was not met before December 31, 2005.
Syndicated bank credit facility
      On March 15, 2005, Alcatel amended the three-year multi-currency revolving facility that had been put in place on June 21, 2004. Consequently, the maturity date of the facility was lengthened from June 2007 to June 2009, the financial conditions were improved and one of the financial covenants was eliminated. Moreover, Alcatel decided to reduce the amount of this revolving facility from €1,300 million to €1,000 million.
      The availability of this syndicated credit facility of €1,000 million is not dependent upon Alcatel’s credit ratings. At December 31, 2005, the credit facility had not been drawn and remained undrawn at the date of approval of the 2005 financial statements by Alcatel’s Board of Directors. Alcatel’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel to

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
generate sufficient cash to repay its net debt. As the Group had cash, cash equivalents and marketable securities in excess of its gross financial debt at December 31, 2005, September 30, 2005, June 30, 2005, March 31, 2005 and at December 31, 2004, 2003 and 2002, the above-mentioned financial covenant was not applicable at these dates.
Note 27 — Provisions

(a)	Balance at December 31

	2005	2004

	(in millions of
	euros)
Provisions for product sales	580	662
Provisions for restructuring	417	692
Provisions for litigation	130	95
Other provisions	494	600

Total*	1,621	2,049

* Of which: portion expected to be used within one year	1,024	1,397
portion expected to be used after one year	597	652
(b)     Change during 2005

					Change in
	December 31,				consolidated		December 31,
	2004	Appropriation	Utilization	Reversals	companies	Other	2005

						(in millions of euros)
Provisions for product sales	662	305	(212)	(236)	(7)	68	580
Provisions for restructuring	692	172	(414)	(40)	(7)	14	417
Provisions for litigation	95	21	(28)	(10)	—	52	130
Other provisions	600	76	(59)	(41)	(16)	(66)	494

Total	2,049	574	(713)	(327)	(30)	68	1,621

Effect on the income statement:
— Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities		(360)		267			(93)
— restructuring costs		(161)		40			(121)
— other financial income (loss)		(18)		4			(14)
— income taxes		(19)		13			(6)
— income (loss) from discontinued operations and gain/(loss) on disposal of consolidated entities		(16)		3			(13)

Total		(574)		327			(247)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At period-end, contingent liabilities exist with regard to ongoing tax disputes. Neither the financial impact nor the timing of any outflows of resources that could result from an unfavorable outcome of these disputes can be estimated at present. Nevertheless, the Group is confident in the outcome of these ongoing disputes.
(c)     Analysis of restructuring provisions

	2005	2004

	(in millions of
	euros)
Opening balance	692	1,084

Utilization during the period	(414)	(606)
New plans and adjustments to previous estimates*	132	334
Effect of acquisition (disposal) of consolidated subsidiaries	(7)	(66)
Cumulative translation adjustments and other changes	14	(54)

Closing balance	417	692

*	For 2005, total restructuring costs were €110 million, representing a reversal of asset impairment losses of €11 million and €121 million of new restructuring plans and adjustments to previous plans (for 2004, total restructuring costs were €324 million relating to new restructuring plans and adjustments to previous plans). In addition, a finance cost of €11 million (€10 million for 2004) was recorded in other financial income (loss) in 2005 for the amount related to reversing the discount element included in provisions.
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

Interest rate sensitivity in terms of financial cost
      An immediate increase in interest rates of 1%, applied to financial assets and liabilities and related hedging instruments, would decrease interest expense by €14 million for 2005 (€14 million for 2004).

Interest rate sensitivity in terms of mark-to-market
      An increase of 1% in the interest rate curve, applied to financial debt and related hedging instruments, would have a positive impact of €53 million on the market value of the financial debt in 2005 (€50 million in 2004).
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

      Changes in the fair values of cash flow hedges accounted for in shareholders’ equity at December 31, 2005 are expected to be reclassified to the income statement for €2 million in 2006.

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

	Maturity date

	Less than	1 to	4 to	After
Contractual cash obligations	1 year	3 years	5 years	5 years	Total

	(in millions of euros)
Financial debt (excluding finance leases)	986	468	887	1,397	3,738
Finance lease obligations	60	—	—	—	60
Equity component of Oceane	—	—	—	126	126

Sub-total — included in balance sheet	1,046	468	887	1,523	3,924

Finance costs on financial debt	164	200	152	89	605
Operating leases	150	264	182	350	946
Commitments to purchase fixed assets	28	—	—	—	28
Other unconditional purchase obligations*	81	15	3	—	99

Sub total — Commitments	423	479	337	439	1,678

*	Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(b)	Off balance sheet commitments
      Off balance sheet commitments of the Group were primarily as follows:

—	certain guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions);

—	guarantee relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

—	guarantees given under securitization programs or on sale of receivables (see description below).
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
      Guarantees given on third party construction contracts could contingently require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was €2 million at December 31, 2005 (€3 million at December 31, 2004).

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

• Guarantee on cash pooling
      Not included in the preceding table is a guarantee granted to the banks that implement the Group cash pooling. This guarantee covers the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel Central Treasury’s accounts and the Group subsidiaries’ accounts. At December 31, 2005, this guarantee was valued at €639 million (€605 million at December 31, 2004).

• Sale of carry-back receivable
      In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of €200 million resulting from Alcatel’s decision to carry back 2001 tax losses. As indicated in note 38-IV-E,

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
this receivable is kept in the consolidated balance sheet with the contra entry in financial debt because of the Group’s ability to recover this receivable before its maturity date.
      Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

• Securitization of customer receivables
      In December 2003, Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with SIC 12. The receivables sold at December 31, 2005, which amounted to €61 million (€82 million at December 31, 2004), are therefore maintained in the consolidated balance sheet. At December 31, 2005, the maximum amount of receivables that could be sold amounted to €150 million (€150 million at December 31, 2004), representing a credit line available to the Group. This amount can be increased to €250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.
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
      Alcatel is unable to predict the outcome of these investigations and civil lawsuit and their effect on its business. If the Costa Rican authorities conclude criminal violations have occurred, Alcatel may be banned from participating in government procurement contracts within Costa Rica for a certain period and fines or penalties may be imposed on Alcatel, in an amount which Alcatel is not able to determine at this time. Alcatel expects to generate approximately €10 million in revenue from Costa Rican contracts in 2006. Based on the amount of revenue received from these contracts, Alcatel does not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel as whole. However, these events may have a negative impact on the image of Alcatel in Latin America.

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
      The prosecutor has filed an appeal with the Taipei court of appeal. Should the higher court find Taisel guilty of the bid-rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel, in an amount not to exceed €25,000.
      Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.
      As a group, Alcatel expects to generate approximately €126 million of revenue from Taiwanese contracts in 2006, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel does not believe a loss of business in Taiwan would have a material adverse effect on Alcatel as a whole.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 36 — Main consolidated companies

Consolidation
Company	Country	% control	% interest	method

Alcatel(a)(b)	France			Parent company
OPERATING COMPANIES*
Alcatel Australia Limited	Australia			Full consolidation
Alcatel Austria A.G	Austria			Full consolidation
Alcatel Bell NV	Belgium			Full consolidation
Alcatel Business Systems S.A.	France			Full consolidation
Alcatel Canada Inc.	Canada			Full consolidation
Alcatel CIT	France			Full consolidation
Alcatel China Investment CO. Ltd.	R.P.C.			Full consolidation
Alcatel España S.A.	Spain			Full consolidation
Alcatel Indetel S.A. de C.V.	Mexico			Full consolidation
Alcatel Italia S.p.A.	Italy			Full consolidation
Alcatel Polska SA	Poland			Full consolidation
Alcatel Portugal SA	Portugal			Full consolidation
Alcatel Schweiz AG	Switzerland			Full consolidation
Alcatel SEL A.G	Germany			Full consolidation
Alcatel Shanghai Bell(c)	R.P.C.	50	50	Full consolidation
Alcatel Alenia Space	France	67	67	Proportionate
Telespazio	Italy	33	33	Proportionate
Alcatel Submarine Networks Limited	U.K.			Full consolidation
Alcatel Submarine Networks S.A.	France			Full consolidation
Alcatel Telecom Limited	U.K.			Full consolidation
Alcatel Telecom Nederland BV	The Netherlands			Full consolidation
Alcatel Telecom Norway A/ S	Norway			Full consolidation
Alcatel Telecommunicacoes SA	Brazil			Full consolidation
Alcatel Teletas Telekommunikasyon(b)	Turkey	65	65	Full consolidation
Alcatel USA Inc.	U.S.			Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc.	U.S.			Full consolidation
Taiwan International Standard Electronics Ltd (Taisel)	Taiwan	60	60	Full consolidation
Alda Marine	France	51	51	Proportionate
Evolium Holding SAS	France	66	66	Proportionate

(a)	Percentages of control and interest equal 100% unless otherwise specified.

(b)	Publicly traded

(c)	The financial data of Alcatel, as the parent company, are included under the business segment “Others”.

Consolidation
Company	Country	% control	% interest	method

HOLDINGS AND OTHER(b)
Aerospace, defence and IT&S
Thales (ex Thomson-CSF)(a)	France	12.8	9.5	Equity
Financial Holdings
Alcatel Holding Canada Corp.	Canada			Full consolidation
Alcatel NV	Netherlands			Full consolidation
Alcatel Participations	France			Full consolidation
Alcatel UK Limited	U.K.			Full consolidation
Compagnie Financière Alcatel	France			Full consolidation
Coralec	France			Full consolidation
Telpart	France			Full consolidation
Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxembourg			Full consolidation

(a)	Publicly traded.

(b)	Financial data for Alcatel, as the parent company, are included in this business segment.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 37 — Quarterly information (unaudited)

(a)	Consolidated income statements

2005	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Revenues	2,607	3,145	3,289	4,094	13,135
Cost of sales	(1,658)	(2,026)	(2,151)	(2,668)	(8,503)

Gross profit	949	1,119	1,138	1,426	4,632

Administrative and selling expenses	(498)	(515)	(498)	(489)	(2,000)
Research and development expenses before capitalization of development expenses	(366)	(385)	(376)	(417)	(1,544)
Impact of capitalization of development expenses	22	44	14	21	101
Research and development costs	(344)	(341)	(362)	(396)	(1,443)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	107	263	278	541	1,189

Share-based payments (stock option plans)	(18)	(20)	(17)	(14)	(69)
Restructuring costs	(15)	(34)	2	(63)	(110)
Impairment of capitalized development costs	—	—	—	—	—
Gain/(loss) on disposal of consolidated entities	—	—	129	—	129

Income (loss) from operating activities	74	209	392	464	1,139

Financial interest on gross financial debt	(55)	(55)	(58)	(50)	(218)
Financial interest on cash and cash equivalents	24	36	32	30	122
Finance costs	(31)	(19)	(26)	(20)	(96)
Other financial income (loss)	42	31	(44)	17	46
Share in net income (losses) of equity affiliates	(1)	(22)	9	—	(14)

Income before tax and discontinued operations	84	199	331	461	1,075

Income tax expense	49	27	(52)	(115)	(91)

Income (loss) from continuing operations	133	226	279	346	984

Income (loss) from discontinued operations	3	(18)	(7)	9	(13)

NET INCOME (LOSS)	136	208	272	355	971

Attributable to:
— Equity holders of the parent	124	196	266	344	930
— Minority interests	12	12	6	11	41
Net income (loss) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share	0.09	0.14	0.19	0.25	0.68
— Diluted earnings per share	0.09	0.14	0.19	0.25	0.68
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share	0.09	0.15	0.19	0.25	0.69
— Diluted earnings per share	0.09	0.15	0.19	0.25	0.69
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings per share	—	(0.01)	—	0.00	(0.01)
— Diluted earnings per share	—	(0.01)	—	0.00	(0.01)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Revenues	2,515	2,899	3,024	3,806	12,244
Cost of sales	(1,607)	(1,714)	(1,865)	(2,445)	(7,631)

Gross profit	908	1,185	1,159	1,361	4,613

Administrative and selling expenses	(487)	(532)	(429)	(496)	(1,944)
Research and development expenses before capitalization of development expenses	(378)	(429)	(385)	(428)	(1,620)
Impact of capitalization of development expenses	41	33	27	29	130
Research and development costs	(337)	(396)	(358)	(399)	(1,490)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	84	257	372	466	1,179

Share-based payments (stock option plans)	(7)	(17)	(18)	(18)	(60)
Restructuring costs	(65)	(68)	(18)	(173)	(324)
Impairment of capitalized development expenses	0	0	0	(88)	(88)

Income (loss) from operating activities	12	172	336	187	707

Financial interest on gross financial debt	(50)	(58)	(63)	(55)	(226)
Financial interest on cash, cash equivalents and marketable securities	22	26	29	28	105
Finance costs	(28)	(32)	(34)	(27)	(121)
Other financial income (loss)	32	(8)	16	(26)	14
Share in net income (losses) of equity affiliates	6	(3)	(34)	(30)	(61)

Income before tax and discontinued operations	22	129	284	104	539

Income tax expense	21	28	(14)	(71)	(36)

Income (loss) from continuing operations	43	157	270	33	503

Income (loss) from discontinued operations	232	(40)	(44)	(6)	142

NET INCOME (LOSS)(1)	275	117	226	27	645

Attributable to:
— Equity holders of the parent	278	96	195	7	576
— Minority interests	(3)	21	31	20	69
Net income (loss) attributable to the equity holders of the parent per share (in euros):
— Basic earnings per share	0.21	0.07	0.14	0.01	0.43
— Diluted earnings per share	0.21	0.07	0.14	0.00	0.42
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
— Basic earnings per share	0.04	0.10	0.17	0.01	0.32
— Diluted earnings per share	0.04	0.10	0.17	0.00	0.31
Net income (loss) of discontinued operations per share (in euros)
— Basic earnings per share	0.17	(0.03)	(0.03)	0.00	0.11
— Diluted earnings per share	0.17	(0.03)	(0.03)	0.00	0.11

(1)	See “Preliminary remarks” in note 38.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Information by business segment

2005	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Revenues
— Fixed communications	987	1,224	1,282	1,720	5,213
— Mobile communications	789	958	1,092	1,257	4,096
— Private communications	848	981	928	1,161	3,918
— Other and eliminations	(17)	(18)	(13)	(44)	(92)

Total	2,607	3,145	3,289	4,094	13,135

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities
— Fixed communications	50	120	121	288	579
— Mobile communications	66	115	116	139	436
— Private communications	34	59	64	117	274
— Other	(43)	(31)	(23)	(3)	(100)

Total	107	263	278	541	1,189

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities excluding capital gains (losses) on disposal of tangible and intangible assets

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

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities
— Fixed communications	46	167	184	179	576
— Mobile communications	80	70	119	149	418
— Private communications	28	40	92	107	267
— Other	(70)	(20)	(23)	31	(82)

Total	84	257	372	466	1,179

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities excluding capital gains (losses) on disposal of tangible and intangible assets

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
III.     Reconciliation of 2004 net income (loss)

		Adjustments

				Other
			Orane &	impacts IAS	Stock-	Carry	Business			Reclas-
	French	R&D	Oceane	32 and 39	options	back	combinations		Total	sifications
	GAAP	(IV.A)	(IV.B)	(IV.C)	(IV.D)	(IV.E)	(IV.G)	Other	adjustments	(V.H)	IFRS

	(in millions of euros)
Revenues	12,265			(31)				15	(16)	(5)	12,244
Cost of sales	(7,690)							5	5	54	(7,631)

Gross profit	4,575	0	0	(31)	0		0	20	(11)	49	4,613

Administrative and selling expenses	(2,010)							2	2	64	(1,944)
Research and development costs	(1,587)	98							98	(1)	(1,490)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	978	98	0	(31)	0		0	22	89	112	1,179

Share-based payments (stock subscription or stock option plans)					(60)				(60)		(60)
Restructuring costs	(304)							(21)	(21)	1	(324)
Impairment of goodwill and other intangible assets		(88)							(88)		(88)
Amortization of goodwill	(409)						408		408	1

Income (loss) from operating activities		10	0	(31)	(60)		408	1	328	114	707

Interest expense on notes mandatorily redeemable for shares	(44)		44						44
Financial income, net	(132)		(11)	(14)		7		(8)	(26)	51	(107)
Other revenue (expense)	364							(14)	(14)	(350)
Share in net income (loss) of equity affiliates	(97)							(27)	(27)	63	(61)

Income before tax and discontinued operations		10	33	(45)	(60)	7	408	(48)	305	(122)	539

Income tax expense	(9)	0	0	0	0		0	(7)	(7)	(20)	(36)

Income (loss) from continuing operations		10	33	(45)	(60)	7	408	(55)	298	(142)	503

Income (loss) from discontinued operations									0	142	142

Net income (loss)	347	10	33	(45)	(60)	7	408	(55)	298	(0)	645

Attributable to::
— Equity holders of the parent	281	7	33	(45)	(60)	7	408	(55)	295	(0)	576
— Minority interests	66	3							3		69

IV.     Main adjustments
A.     Capitalization of development costs (IAS 38)
      As indicated in Note 1e to Alcatel’s French GAAP audited consolidated financial statements as of December 31, 2004, research and development costs were expensed as incurred under French GAAP, with the exception of certain software development costs (€32 million in 2004, see Note 4 to Alcatel’s French GAAP consolidated financial statements as of December 31, 2004). The application of the principles defined in IAS 38 “Intangible Assets” requires the Group to capitalize part of the development costs that had been expensed under French GAAP. Furthermore, IFRS 1 “First-time Adoption of International Financial Reporting

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Standards” requires retrospective application of IFRS standards at the transition date, January 1, 2004. Consequently, development expenditures capitalized in the opening IFRS balance sheet corresponding to periods prior to January 1, 2004 amount to €299 million while related deferred tax assets amount to €38 million, or a net €261 million impact on shareholders’ equity.
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
      Application of IAS 38 and IAS 36 “Impairment of Assets” has caused a net reconciliation adjustment in 2004 consolidated net income (loss) of €10 million, resulting from the aforementioned capitalized development costs of €98 million (period development expenses of €199 million eligible for capitalization in accordance with IAS 38, minus amortization charge of €101 million from prior-periods’ capitalized development costs), offset to a large extent in 2004 by an exceptional €88 million charge corresponding to an impairment loss related to prior periods’ capitalized development costs.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The first-time adoption of IFRSs calls for recognition of these instruments’ equity components valued at the issuance date within shareholders’ equity as of January 1, 2004. The ORANE bonds, reported at their nominal issuance value of €645 million in other equity under French GAAP, are reported as shareholders’ equity in the IFRS opening balance sheet at their issuance value, reduced by the amount of related issuance expenses and prepaid interest that had not been amortized as of December 31, 2003. Prepaid interest was €132 million at the issuance date. Interest cost recorded under French GAAP but reversed under IFRSs amounted to €44 million for 2004. The balance of issuance expenses capitalized under French GAAP but written off against retained earnings under IFRSs was €84 million at January 1, 2004 and €40 million at December 31, 2004.
      The convertible bonds (OCEANE) issued for a nominal value of €1,022 million and reported until maturity at that same amount as financial debt under French GAAP, are reported in the IFRS opening balance sheet as financial debt for €857 million (before the impact of interest rate derivatives in accordance with IAS 32 and 39, see section C below) and as shareholders’ equity for €165 million.
      The adjustments will affect the future level of financial expenses: positively due to the accounting for prepaid expenses (issuance costs and prepaid interest) against shareholders’ equity as of January 1, 2004 for €109 million in the aggregate for the two instruments, and negatively due to the amortization charge of OCEANE’s equity component until their maturity in January 2011.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Other IAS 32 and 39 adjustments (Hedging & investments available for sale)
      Under IFRSs, financial assets available for sale (as defined in IAS 39) are recorded at fair value. For listed securities, the opening shareholders’ equity as of January 1, 2004 for IFRSs was adjusted for the difference between carrying value and market value, net of any possible deferred tax impacts. As such securities were recorded under French GAAP at the lower of historical acquisition cost and market value, the impact on shareholders’ equity under IFRSs is positive. As a result, the Group’s financial assets were revalued at January 1, 2004 by €53 million, of which €48 million related to the Group’s holding in Nexans, and at December 31, 2004 by €84 million, of which €56 million related to the Group’s holding in Nexans and €25 million to the Group’s holding in Avanex. During 2004, Alcatel reduced its holding in Avanex from above 20% to below 20% (see note 2 to Alcatel’s French GAAP financial statements at December 31, 2004, for changes in consolidated companies). Accordingly, this investment, which was accounted for as an equity affiliate at January 1, 2004, is now recorded in shares in non-consolidated subsidiaries in other non-current financial assets at December 31, 2004. The revaluation of the Group’s holding in Nexans resulted in an increase of €48 million and €56 million in the Group’s net cash position at January 1, 2004 and at December 31, 2004, respectively, as this holding is recorded in marketable securities.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
impact of €31 million for the year 2004. The impact on 2005 cost of sales was € (22) million for Q1, € (12) million for Q2, € (10) million for Q3 and € (16) million for Q4, representing a total impact of € (60) million for the year 2005.
      Changes in fair value of interest rate derivatives and currency derivatives are reported under IFRSs as other assets and liabilities. Due to the IAS 32 rules on the offsetting of financial assets and liabilities, and depending on the instruments used, it is generally not possible to set off the hedged balance sheet items against the derivatives representing the same hedged transaction. Application of these rules leads to a significant increase in other assets and liabilities.
      Accounting for derivative instruments in accordance with IAS 32 and 39 as discussed above increases the Group’s retained earnings by €160 million at January 1, 2004 and by €110 million at December 31, 2004.
      The table below presents the impacts on the 2004 opening and closing balance sheets and on 2004 net income (loss) (on a quarterly basis).

	January 1,					December 31,
Balance sheet adjustments	2004	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Trade receivables and related accounts, net	(101)					(98)
Other current and non-current assets	1126					721
Assets held for sale	2					0
Cash, cash equivalents and marketable securities	48					64

Assets	1075					687

Financial debt	95					106
Provisions	(5)					15
Trade payables and related accounts	(3)					(3)
Other current and non-current liabilities	775					370

Liabilities	862					488

NET ASSETS	213					199

Other retained earnings	160					160
Fair value changes of shares available for sale	53					84
Cumulative translation adjustments	0					0
Net income (loss)	0	(4)	(43)	22	(20)	(45)

SHAREHOLDERS’ EQUITY	213					199

Income statement adjustments	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

	(in millions of euros)
Revenues	(7)	(6)	(7)	(11)	(31)
Cost of sales*	(31)	6	5	20	0

Gross profit (loss)	(38)	(0)	(2)	9	(31)

Net financial income (loss)	34	(43)	24	(29)	(14)

NET INCOME (LOSS)	(4)	(43)	22	(20)	(45)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

*	Of which related to hedging of exchange risks on commercial bids: € (28) million in Q1, €0 million in Q2, €10 million in Q3 and €49 million in Q4. Total impact on 2004 was €31 million.

D.	Stock options (IFRS 2 and IFRS 3)
      The application of IFRS 2 “Share-based Payment” changed the method of accounting for stock options that are granted by the Group to its employees. Alcatel elected not to opt for full retrospective application as allowed by IFRS 2. Only stock option plans established after November 7, 2002, and whose stock options are not yet fully vested at December 31, 2004, are restated in the IFRS opening balance sheet as of January 1, 2004. IFRS 2 treatment will therefore apply to the 2003 and 2004 plans, to the plans resulting from business combinations completed after November 7, 2002, under which stock options had not yet fully vested at December 31, 2004 (see notes 2 and 21c to Alcatel’s French GAAP consolidated financial statements as of December 31, 2004), and to future plans.
      The Group uses a Cox-Ross-Rubinstein binomial model to measure the compensation expense related to those certain stock options granted in the preceding paragraph. Their fair value has been determined at their respective grant dates and represents deferred compensation expense of €35 million recorded in the IFRS opening shareholders’ equity as of January 1, 2004, which is set off by an identical amount recorded in additional paid-in capital. The net impact on shareholders’ equity is therefore zero. The deferred compensation expense is amortized to income statement over the vesting period of the stock options, being 4 years for most of the plans concerned. The amortization to income statement is not straight-line but depends on the vesting conditions attached to each plan.
      For stock options that vested during 2004, the compensation expense recorded in the 2004 consolidated net income (loss) was €60 million. This impact is presented under a specific income statement caption. However, as the compensation expense does not result in an outflow of cash and a contra entry to the expense is recorded in retained earnings, the application of this standard has no impact on shareholders’ equity, either at January 1, 2004 or at December 31, 2004.
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
      The IFRS opening balance sheet at January 1, 2004 also contains a net €200 million increase in shareholders’ equity (offset by a reduction of €231 million in other liabilities reduced by €31 million of related deferred taxes), which corresponds to the cancellation of provisions under French GAAP related to stock options existing in companies that were acquired by the Group before January 1, 2004. These provisions were booked based on the intrinsic value of existing stock options at the acquisition date, which is an accounting treatment that does not comply with IFRS 2 and IFRS 3 “Business Combinations”. At December 31, 2004, these liabilities were €79 million and related deferred tax assets were €14 million, with a corresponding impact of €65 million on shareholders’ equity.

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

Securitization schemes:
      At December 31, 2003, the Group participated in two structured securitization schemes (the SVF trust program and a customer receivables securitization program). The special purpose vehicle used in the SVF trust program was consolidated in the Group’s French GAAP financial statements as of January 1, 2004, following changes in French accounting regulations. The impact on the opening IFRS balance sheet at January 1, 2004 resulted in recording €200 million in “other current assets and non-current assets” and €212 million in “financial debt”. As a result of consolidating this special purpose vehicle in the French GAAP financial statements in 2004 and due to the termination of the trust program in 2004, the transition to IFRSs had no impact at December 31, 2004.
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
      The methods for determining pension obligations and other post-employment benefits, as described in notes 1k and 24 to Alcatel’s French GAAP consolidated financial statements at December 31, 2004, comply with IAS 19 “Employee Benefits”, on the basis that, at the end of 2004 and with retroactive effect to January 1, 2004, the Group applied the “Conseil National de la Comptabilité‘’s recommendation (2003-R.01) in anticipation of IFRS implementation. The pre-tax impact of applying this recommendation is a reduction of €222 million in shareholders’ equity, as shown in note 24b to Alcatel’s 2004 French GAAP consolidated financial statements. This adjustment only impacts shareholders’ equity under IFRSs at January 1, 2004 and not shareholders’ equity at December 31, 2004.

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
      In application of IFRS 3, goodwill is no longer amortized beginning January 1, 2004. This increases shareholders’ equity under IFRSs at December 31, 2004 by €388 million and also increases net income (loss) by €408 million.
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
      The main impacts on the balance sheet presentation coming from these standards are firstly the presentation of deferred tax assets and liabilities in separate balance sheet captions (in non-current) compared to the previous practice of presenting them within other accounts receivable, net and other payables, and secondly, the inclusion within financial debt of the debt linked to our bank activity (€224 million at January 1, 2004 and €105 million at December 31, 2004).
      For the income statement, the application of IAS 1 resulted in reclassifying exceptional and non-recurring items previously accounted for in “other revenue (expense)”, such as gains on disposal of property, plant and equipment (€94 million gain in 2004) or on disposal of shares (€256 gain in 2004), to income statement captions corresponding to the nature of the underlying asset (cost of sales, administrative and selling expenses, research and development costs, financial income (loss) or income (loss) from discontinued operations).

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
      The way of accounting for penalty provisions (changes are recorded in contract revenues under IFRSs but in cost of sales in Alcatel’s French GAAP consolidated financial statements), and for the financial impact on revenues of deferred payments when they are material, have had a limited effect on the income statement and no impact on the Group’s gross profit and opening IFRS shareholders’ equity. Penalties related to construction contracts have resulted in a €27 million reclassification in 2004 between revenues and cost of sales with no effect on either gross profit or on opening IFRS shareholders’ equity.
      On the balance sheet side, the adjustments introduced by IAS 11 are more significant. For each construction contract, the aggregate amount of costs incurred and recognized profits less the sum of recognized losses and progress billings is measured. If the amount obtained is positive, it is presented as an asset in “amount due from customers on construction contracts” and if the amount obtained is negative, it is presented as a liability in “amounts due to customers on construction contracts”. This reclassification reduced assets and liabilities respectively by €188 million at January 1, 2004 and by €248 million at December 31, 2004.
      The presentation of assets and liabilities related to construction contracts under specific balance sheet captions (included in working capital) and the application of specific offset rules as required by IAS 11 reduced the Group’s working capital (representing €178 million at January 1, 2004 and €185 million at

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004), due to presenting certain provisions for product sales as deductions from the specific captions.

C.	IFRS 1 First-time adoption — Cumulative translation adjustments
      IFRS 1 “First-time Adoption of IFRSs” allows companies to reclassify cumulative translation adjustments in consolidated reserves at January 1, 2004. As a result, in the event of a disposal of a business division or subsidiary whose accounts are expressed in a currency other than the consolidation currency (euro), the gain or loss on disposal will not include any translation differences generated before January 1, 2004. Adoption of this treatment results in a transfer in Alcatel’s January 1, 2004 opening IFRS balance sheet of €518 million from cumulative translation adjustments to retained earnings, which had no impact on total shareholders’ equity at January 1, 2004.

D.	IAS 28 Investment in associates
      By applying this standard, goodwill related to companies consolidated using the equity method is now recorded in “share in net assets of equity affiliates” and no longer in “goodwill”. This reclassification impacts the balance sheet by €188 million at January 1, 2004 and by €194 million at December 31, 2004, but has no effect on total shareholders’ equity.

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
      The reclassifications made under this standard impacted the opening balance sheet by €247 million and by €99 million at December 31, 2004 (of which SAFT battery operations and other assets held for sale represented €432 million and related liabilities €253 million at January 1, 2004, and of which SAFT Power System activities and other assets held for sale represented €196 million and related liabilities €97 million at December 31, 2004).
      The application of this standard has no material impact on the Group’s 2004 net income (loss), except for income statement reclassifications. As a result, the net capital gain of €211 million from the disposal of the SAFT activities and from the transfer of the optical fiber and mobile phone activities to Draka JV and to TAMP JV respectively was reclassified from “other revenue (expense)” to “income (loss) from discontinued operations”.
      Income (loss) from discontinued operations from January 1, 2004 until the date of disposal was reported under French GAAP in “share in net income (losses) of equity affiliates” for €66 million and was reclassified under IFRSs to “income (loss) from discontinued operations” for €142 million.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

G.	Balance sheet at December 31, 2004 — Reclassifications

				IAS 28
			IFRS 1	Investments	IFRS 5 Assets
	IAS 1	IAS 11	Cumulative	in associates	and disposal
	Specific	Construction	translation	(“equity	groups held for
	caption	contracts	adjustments	affiliates”)	sale and other	Total

	(in millions of euros)
Goodwill, net				(194)		(194)
Intangible assets, net					(71)	(71)
Share in net assets of equity affiliates				194	(20)	174
Inventories and work in progress, net		(254)				(254)
Amounts due from customers on construction contracts		729				729
Trade receivables and related accounts, net		(723)			(2)	(725)
Advances and progress payments	90					90
Deferred tax assets	1,697					1,697
Prepaid pension costs	287					287
Other current and non-current assets	(1,741)				8	(1,733)
Assets held for sale					196	196
Cash, cash equivalents and marketable securities					(12)	(12)

Assets	333	(248)	0	0	99	184

Accrued pension and retirement obligations	287				28	315
Financial debt	105					105
Provisions		(264)			(20)	(284)
Deferred tax liabilities	126					126
Customers’ deposits and advances		(109)			(82)	(191)
Amounts due to customers on construction contracts		133				133
Trade payables and related accounts		(7)				(7)
Debt linked to bank activity	(105)					(105)
Liabilities related to discontinued operations					97	97
Other current and non-current liabilities	(80)	(1)			76	(5)

Liabilities	333	(248)			99	184

NET ASSETS	0	0	0	0	0	0

Other retained earnings			(518)		2	(516)
Cumulative translation adjustments			518		(2)	516

SHAREHOLDERS’ EQUITY	0	0	0	0	0	0

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

H.	Income statement 2004 — Reclassifications

			IAS 1	IFRS 5
	IAS 1	IAS 11	Disposal of	Assets and
	Disposal of	Construction	financial	disposal groups
	assets	contracts	assets	held for sale	Other	Total

	(in millions of euros)
Revenues		(27)			22	(5)
Cost of sales	23	27			4	54

Gross profit	23	0	0		26	49

Administrative and selling expenses	71				(7)	64
Research and development costs					(1)	(1)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	94	0	0	0	18	112

Share-based payments
Restructuring costs					1	1
Amortization of capitalized development costs
Amortization of goodwill					1	1
Interest expense on notes mandatorily redeemable for shares
Net financial income (loss)			45		6	51
Other revenue (expense)	(94)		(45)	(211)		(350)
Share in net income (losses) of equity affiliates				66	(3)	63
Income tax					(20)	(20)
Income (loss) from discontinued operations				145	(3)	142

NET INCOME (LOSS)	0	0	0	0	0	0

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

VI.	Operating working capital and cash (financial debt), net at January 1, 2004 and December 31, 2004

A.	Operating working capital at January 1, 2004 — Reconciliation

		Adjustments

		Other impacts
	French	IAS 32 and		Total	Reclassifications
	GAAP	39 IV.C	Other	Adjustments	V.F	IFRS

	(in millions of euros)
Inventories and work in progress, net	1,432			0	(226)	1,206
Amounts due from customers on construction contracts				0	527	527
Trade receivables and related accounts, net	3,364	(101)	(4)	(105)	(496)	2,763
Advances and progress payments, net	106	0		0	0	106
Customers’ deposits and advances	(1,181)	0	0	0	116	(1,065)
Amounts due to customers on construction contracts				0	(93)	(93)
Trade payables and related accounts	(3,617)	3	0	3	(6)	(3,620)
Currency derivatives on working capital(1)		98	0	98		98

Operating working capital, net	104	0	(4)	(4)	(178)	(78)

(1)	recorded in other current assets and other current liabilities.
Note:

•	Each of the columns presented above is discussed in sections IV and V of this note.
B.     Cash (financial debt), net at January 1, 2004 — Reconciliation

		Adjustments

		Orane &	Other impacts	Carry-back
	French	Oceane	IAS 32 and	receivable, SVF and	TOTAL	Reclassifications
	GAAP	IV.B	39 IV.C	other IV.E	Adjustments	V.F	IFRS

	(in millions of euros)
Cash, cash equivalents and marketable securities	6,269		48		48	(15)	6,302
Financial debt	(5,293)	165	(95)	(384)	(314)	(224)	(5,831)
Derivative instruments relating to financial debt, net			107		107		107

Cash (financial debt) net	976	165	60	(384)	(159)	(239)	578

Notes:

—	Each of the columns presented above is discussed in sections IV and V of this note.

—	The reclassification related to the debt linked to the bank activity (€224 million), which is included in financial debt under IFRSs, was classified in “other payables” under French GAAP.

—	The other impacts of IAS 32 and 39 correspond to recording our investment in Nexans at market value in marketable securities, representing an impact of €48 million, and to recording the impact of changes in interest rates on the value of financial debt that is offset for the most part by related derivative instruments (interest-rate hedges).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	The adjustment of €384 million indicated in the column “Carry-back receivable, SVF and other” comprises a €375 million adjustment relating to the consolidation of the SVF trust program and to the sale of the carry-back receivable (impact of €212 million for the consolidation of the SVF trust program and €163 million for recording the receivable relating to the sale of the carry-back receivable).

C.	Operating working capital at December 31, 2004 — Reconciliation

		Adjustments

		Other impacts
	French	IAS 32 and		Total	Reclassifications
	GAAP	39 IV.C	Other	Adjustments	V.G	IFRS

	(in millions of euros)
Inventories and work in progress, net	1,527				(254)	1,273
Amounts due from customers on construction contracts					729	729
Trade receivables and related accounts, net	3,520	(98)	(4)	(102)	(725)	2,693
Advances and progress payments, net	89		1	1	(0)	90
Customers’ deposits and advances	(1,164)		0	0	191	(973)
Amounts due to customers on construction contracts					(133)	(133)
Trade payables and related accounts	(3,360)	3	0	3	7	(3,350)
Currency derivatives on working capital(1)		95	7	102		102

Operating working capital, net	612	0	4	4	(185)	431

(1)	recorded in other current assets and other current liabilities.
Note:

•	Each of the columns presented above is discussed in sections IV and V of this note.
D.     Cash (financial debt), net at December 31, 2004 — Reconciliation

		Adjustments

		Orane &	Other impacts	Carry-back
	French	Oceane	IAS 32 and	receivable and	Total	Reclassifications
	GAAP	IV.B	39 IV.C	other IV.E	Adjustments	V.G	IFRS

	(in millions of euros)
Cash, cash equivalents and marketable securities	5,111		64	0	64	(12)	5,163
Financial debt	(4,359)	146	(106)	(182)	(142)	(105)	(4,606)
Derivative instruments relating to financial debt, net			105		105		105

Cash (financial debt), net	752	146	63	(182)	27	(117)	662

Notes:

—	Each of the columns presented above is discussed in sections IV and V of this note.

—	The reclassification related to the debt linked to the bank activity (€105 million), which is included in financial debt under IFRSs, compares with a classification in other payables under French GAAP.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	The other impacts of IAS 32 and 39 correspond primarily to recording our investment in Nexans at market value in marketable securities, representing an impact of €56 million, and to recording the impact of changes in interest rates on the value of financial debt that is offset for the most part by related derivative instruments (interest-rate hedges).

—	The adjustment of €182 million indicated in the column “Carry-back receivable and other” includes a €173 million adjustment relating to recording the receivable relating to the sale of the carry-back receivable. The consolidation of the SVF trust program has no impact at December 31, 2004, because it had already been included in the French GAAP consolidated financial statements in 2004 and because this program was terminated during 2004.

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
      The reclassification entries are as follows:

—	Cash flows from discontinued operations are classified differently under the two accounting practices (as part of “net cash provided (used) by investing activities” under French GAAP but in a specific caption at the foot of the statement of cash flows under IFRSs).

—	The different presentation of debt linked to the bank activity under French GAAP and IFRSs (see notes VI-B and VI-D) results in presenting changes in this debt in “net cash provided (used) by financing activities” under IFRSs and no longer in “net cash provided (used) by operating activities”.

—	Non-listed marketable securities were included in “cash and cash equivalents” in the statement of cash flows under French GAAP, whereas, under IFRSs, the change in this caption is presented in “net cash provided (used) by investing activities”.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Reclassifications				Adjustments
						research
		Discontinued	Debt linked to	Marketable		and
	French	operations	the bank	securities and	TOTAL	development
	GAAP	V.B	activity V.C	other	Reclassifications	IV.A	IFRS

	(in millions of euros)
Net cash provided (used) by operating activities	(289)		119	29	148	199	58

Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets	218			(1)	(1)		217
Capital expenditures	(380)				—	(199)	(579)
Decrease in loans and other financial assets	569						569
Cash expenditures for acquisition of consolidated and unconsolidated companies	(205)	85			85		(120)
Cash proceeds from sale of consolidated and unconsolidated companies	359	(295)			(295)		64
Changes in marketable securities	—			(265)	(265)		(265)
Discontinued operations	(247)	247			247		—

Net cash provided (used) by investing activities	314	37	—	(266)	(229)	(199)	(114)

Cash flows from financing activities:

Issuance/(repayment) of debt	(1,105)		(119)	(30)	(149)		(1,254)
Other changes in cash from financing activities	3				—		3

Net cash provided (used) by financing activities	(1,102)		(119)	(30)	(149)	—	(1,251)

Discontinued operations	—	(67)			(67)		(67)
Net effect of exchange rate changes	(51)			1	1		(50)

Net increase (decrease) in cash and cash equivalents	(1,128)	(30)	—	(266)	(296)	—	(1,424)

Cash and cash equivalents at beginning of year	6,195	30		(190)	(160)	—	6,035

Cash and cash equivalents at end of year	5,067	—		(456)	(456)	—	4,611

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
VIII.     Reconciliation of 2004 net income (loss) by quarter

A.	Reconciliation of Q1 2004 net income (loss)

		Adjustments

		Research		Other
	French	and	Orane &	impacts IAS	Stock	Carry-back	Business		Total	Reclas-
	GAAP	development	Oceane	32 and 39	options	receivable	combinations	Other	adjustments	sifications	IFRS

	(in millions of euros)
Revenues	2,533			(7)				5	(2)	(16)	2,515
Cost of sales	(1,562)			(31)				1	(30)	(15)	(1,607)

Gross profit	971	0	0	(38)	0		0	6	(32)	(31)	908

Administrative and selling expenses	(498)							(2)	(2)	13	(487)
Research and development costs	(369)	32						1	33	(1)	(337)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	104	32	0	(38)	0		0	5	(1)	(19)	84

Share-based payments (stock option or stock purchase plans)					(7)			0	(7)	0	(7)
Restructuring costs	(64)							(1)	(1)	0	(65)
Impairment of capitalized development costs								0	0	0	0
Amortization of goodwill	(105)						105	1	106	(1)

Income (loss) from operating activities		32	0	(38)	(7)		105	5	97	(20)	12

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0
Financial income (loss)	(40)		(3)	34		2		1	34	10	4
Other revenue (expense)	245		0	0				(1)	(1)	(244)
Share in net income (losses) of equity affiliates	(16)							1	1	21	6

Income (loss) before tax and discontinued operations		32	8	(4)	(7)	2	105	6	142	(233)	22

Income tax expense	16	0						4	4	1	21

Income (loss) from continuing operations		32	8	(4)	(7)	2	105	10	146	(232)	43

Income (loss) from discontinued operations								(0)	(0)	232	232

NET INCOME (LOSS)	129	32	8	(4)	(7)	2	105	10	146	(0)	275

Attributable to:
— Equity holders of the parent	134	30	8	(4)	(7)	2	105	10	144	(0)	278
— Minority interests	(5)	2				0	0	0	2	0	(3)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.	Reconciliation of Q2 2004 net income (loss)

		Adjustments

		Research		Other
	French	and	Orane &	impacts IAS	Stock	Carry-back	Business		Total	Reclas-
	GAAP	development	Oceane	32 and 39	options	receivable	combinations	Other	adjustments	sifications	IFRS

	(in millions of euros)
Revenues	2,911			(6)				3	(3)	(9)	2,899
Cost of sales	(1,755)			6				3	9	32	(1,714)

Gross profit	1,156	0	0	(0)	0		0	6	6	23	1,185

Administrative and selling expenses	(532)			0				(1)	(1)	1	(532)
Research and development costs	(413)	22		0				(5)	17	0	(396)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	211	22	0	(0)	0		0	0	22	24	257

Share-based payments (stock option or stock purchase plans)				0	(17)			0	(17)	0	(17)
Restructuring costs	(67)			0				1	1	(2)	(68)
Impairment of capitalized development costs				0				0	0	0	0
Amortization of goodwill	(102)			0			102		102	0

Income (loss) from operating activities		22	0	(0)	(17)		102	1	108	22	172

Interest expense on notes mandatorily redeemable for shares	(11)		11	0				0	11	0
Financial income (loss)	(3)		(3)	(43)		2		(3)	(47)	10	(40)
Other revenue (expense)	32		0	0				0	0	(32)
Share in net income (losses) of equity affiliates	(43)							(0)	(0)	40	(3)

Income (loss) before tax and discontinued operations		22	8	(43)	(17)	2	102	(2)	72	40	129

Income tax expense	28	0						0	0	(0)	28
Income (loss) from continuing operations		22	8	(43)	(17)	2	102	(2)	72	40	157

Income (loss) from discontinued operations										(40)	(40)

NET INCOME (LOSS)	45	22	8	(43)	(17)	2	102	(2)	72	(0)	117

Attributable to:
— Equity holders of the parent	23	23	8	(43)	(17)	2	102	(2)	73	(0)	96
— Minority interests	22	(1)				0	0	0	(1)	0	21

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

C.	Reconciliation of Q3 2004 net income (loss)

		Adjustments

		Research		Other					Total
	French	and	Orane &	impacts IAS	Stock	Carry-back	Business		adjust-	Reclas-
	GAAP	development	Oceane	32 and 39	options	receivable	combinations	Other	ments	sifications	IFRS

	(in millions of euros)
Revenues	3,009			(7)				4	(3)	18	3,024
Cost of sales	(1,872)			5				5	10	(3)	(1,865)

Gross profit	1,137	0	0	(2)	0		0	9	7	15	1,159

Administrative and selling expenses	(486)			0						57	(429)
Research and development costs	(381)	24		0				(2)	22	1	(358)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	270	24	0	(2)	0		0	7	29	73	372

Share-based payments (stock option or stock purchase plans)				0	(18)			0	(18)	0	(18)
Restructuring costs	(14)			0				(4)	(4)	0	(18)
Impairment of capitalized development costs				0				0	0	0	0
Amortization of goodwill	(103)			0			103	0	103	0

Income (loss) from operating activities		24	0	(2)	(18)		103	3	110	73	336

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0
Financial income (loss)	(44)		(3)	24		1		5	27	(1)	(18)
Other revenue (expense)	47		0	0				(6)	(6)	(41)
Share in net income (losses) of equity affiliates	(19)							(28)	(28)	13	(34)

Income (loss) before tax and discontinued operations		24	8	22	(18)	1	103	(26)	114	44	284

Income tax expense	(13)							(1)	(1)	0	(14)

Income (loss) from continuing operations		24	8	22	(18)	1	103	(27)	113	44	270

Income (loss) from discontinued operations										(44)	(44)

NET INCOME (LOSS)	113	24	8	22	(18)	1	103	(27)	113	0	226

Attributable to:
— Equity holders of the parent	84	23	8	22	(18)	1	103	(28)	111	0	195
— Minority interests	29	1				0		1	2	0	31

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

D.	Reconciliation of Q4 2004 net income (loss)

		Adjustments

		Research		Other					Total
	French	and	Orane &	impacts IAS	Stock		Business		adjust-	Reclas-
	GAAP	development	Oceane	32 and 39	options	Carry-back	combinations	Other	ments	sifications	IFRS

	(in millions of euros)
Revenues	3,812			(11)				3	(8)	2	3,806
Cost of sales	(2,501)			20				(4)	16	40	(2,445)

Gross profit	1,311	0	0	9	0		0	(1)	8	42	1,361

Administrative and selling expenses	(494)			0				5	5	(7)	(496)
Research and development costs	(424)	20						6	26	(1)	(399)

Income (loss) from operating activities before restructuring, share-based payments, impairment of capitalized development costs and gain on disposal of consolidated entities	393	20	0	9	0		0	10	39	34	466

Share-based payments (stock option or stock purchase plans)					(18)			0	(18)	0	(18)
Restructuring costs	(159)							(17)	(17)	3	(173)
Impairment of capitalized development costs		(88)						0	(88)	0	(88)
Amortization of goodwill	(99)						98	(1)	97	2

Income (loss) from operating activities		(68)	0	9	(18)		98	(8)	13	39	187

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0
Financial income (loss)	(45)		(2)	(29)		2		(11)	(40)	32	(53)
Other revenue (expense)	40		0	0				(7)	(7)	(33)
Share in net income (losses) of equity affiliates	(19)									(11)	(30)

Income (loss) before tax and discontinued operations		(68)	9	(20)	(18)	2	98	(26)	(23)	27	104

Income tax expense	(40)			(0)				(10)	(10)	(21)	(71)

Income (loss) from continuing operations		(68)	9	(20)	(18)	2	98	(36)	(33)	6	33

Income (loss) from discontinued operations										(6)	(6)

NET INCOME (LOSS)	60	(68)	9	(20)	(18)	2	98	(36)	(33)	(0)	27

Attributable to:
— Equity holders of the parent	40	(69)	9	(20)	(18)	2	98	(35)	(33)	(0)	7
— Minority interests	20	1		0				(1)		0	20

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IX.	IFRS balance sheet at January 1, 2004

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

(a)	As TiMetra did not meet the definition of a business as defined by EITF Issue No. 98-3 “Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business”, an amount of $114 million, representing the excess of the

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchase price over the fair value of all identifiable assets acquired and liabilities assumed was accounted for directly in the income statement as a loss. The fair value of the identifiable assets acquired was based upon an appraisal made by an external expert.
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
      Under IFRS, in accordance with the guidance provided by SIC 13 “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”, the recognition of any portion of a gain or loss from the transaction shall reflect the substance of the transaction. While the assets are retained by the joint venture, and provided the venturer has transferred the significant risks and rewards of ownership, the venturer shall recognise only that portion of the gain or loss that is attributable to the interests of the other venturers. Therefore a gain related to the contributed business has been accounted for amounting to €129 million as of December 31, 2005.
      Under U.S. GAAP, contributing assets to a joint venture does not usually result in the culmination of the earnings process. However, similar to the guidance in Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, when cash is paid to one of the joint venturers in order to balance the fair market value of assets contributed by each venturer, gain recognition is allowed insofar as such gain is limited to the lesser of the computed gain or the amount of cash received, provided the recipient has no refund or continuing support obligation. As indicated in note 3, Alcatel received from Finmecannica a payment of €109 million upon creation of the joint venture.
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
      As a consequence of the above, the gain related to the contributed business that has been accounted for under U.S. GAAP in 2005 amounts to €72 million.

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
      If a financial instrument contains both a liability and an equity component, such components shall be classified separately as financial liabilities or equity instruments under IAS 32 “Financial Instruments: Disclosure and Presentation” (“IAS 32”).
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
      Due to differences in accounting for goodwill, the value of net assets under IFRS and U.S. GAAP is different with regard to the discontinued operations of SAFT and Saft Power Systems (see comments given in note 3 — Changes in consolidated companies of our consolidated financial statements under IFRS). As a result, we have recorded a reconciling charge of €35 million before tax in our income (loss) from discontinued activities under U.S. GAAP.

(m)	Cumulative translation adjustment
      Due to the election made to reset the cumulative translation adjustment as of January 1, 2004 to zero, as permitted by IFRS 1 (see comments given in note 1d), Alcatel created a permanent reconciling item for U.S. GAAP purposes.

(n)	Effect of cumulative translation adjustments on sale of subsidiaries
      We elected to reset the cumulative translation adjustments to zero as of the transition date to IFRS (January 1, 2004), as discussed in Note 1(d) to our consolidated financial statements. As a result, we created a permanent reconciling item between IFRS and U.S. GAAP. A portion of this reconciling item is reversed each time we dispose of a consolidated subsidiary, the financial statements of which were denominated in a

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
currency other than our reporting currency, the euro, and for which the cumulative translation adjustment as of January 1, 2004 was something other than zero under U.S. GAAP.

(o)	Reversal of inventory write-downs
      Under U.S. GAAP, reversal of an inventory write-down is prohibited, as a write-down creates a new cost basis. Under IFRS, however, a reversal (limited to the amount of the original write-down) is required for any subsequent increase in the value of inventory previously written down.

(p)	Fair value of marketable securities
      During the transition to IFRS, we decided to designate as “financial assets at fair value through profit or loss” some of the financial assets reported as “marketable securities”, as permitted by the provisions of IAS 39 § 9(b), which relate to the definitions of the four categories of financial instruments, and in particular, for financial assets with quoted market prices in an active market and the fair value of which can be reliably measured.
      Under U.S. GAAP, these marketable securities are classified as “available-for-sale” securities according to the guidance provided by FASB Statement No 115 with change in fair value recorded in “Other Comprehensive Income”.

(q)	Adjustments on equity affiliates
      The most significant portion of this adjustment is related to the share in net assets of Thales, which is accounted for under the equity method. The difference primarily arose from the following:
      Our adoption of FASB Statement No. 142, effective January 1, 2002, which required us to cease the amortization of goodwill (including goodwill related to equity affiliates) for U.S. GAAP purposes. Effective upon our transition to IFRS (January 1, 2004), we discontinued amortization of goodwill in accordance with IFRS 3; however, we adopted the IFRS 1 transitional provisions on a prospective basis. This difference in the adoption dates between the two standards has created a reconciling item which is presented as “adjustments on equity affiliates” as it relates to “Share in net assets of equity affiliates” balance sheet line items.
      Thales, a French public company, also adopted IFRS effective January 1, 2004. The primary reconciling item between French GAAP and IFRS resulted from the election of the option to record accumulated unrecognized actuarial gains and losses relating to pensions at the transition date in shareholders’ equity pursuant to IFRS 1. As a result, an adjustment has been recorded to cancel the effect of these IFRS transitional provisions in arriving at U.S. GAAP net income.

Note 40 —	Reconciliation to U.S. GAAP
      The following is a summary of the estimated adjustments to Alcatel net income (loss) attributable to the equity holders of the parent for the years 2005 and 2004 and Alcatel shareholders’equity attributable to the equity holders of the parent at December 31, 2005 and 2004, which would be required if U.S. GAAP had been applied instead of IFRS.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Net income

	Note		2005(a)	2005	2004

	(in millions)
Net income (loss) attributable to the equity holders of the parent according to IFRS			$1,101	€930	€576
Business combinations and amortization of goodwill	39	(a)(b)	(118)	(100)	(43)
Capitalization of development costs	39	(c)	27	23	73
Restructuring plans	39	(d)	(62)	(52)	(97)
Sale and lease back transactions	39	(h)	(3)	(2)	23
Compound financial instruments	39	(i)	(32)	(27)	(33)
Discontinued operations	39	(l)	—	—	(35)
Share based payments	39	(g)	82	69	60
Pension and post-retirement benefits	39	(f)	(11)	(9)	30
Effect of cumulative translation adjustments on sale of subsidiaries	39	(n)	40	34	—
Reversal of inventory write-downs	39	(o)	—	—	(25)
Fair value of marketable securities	39	(p)	(25)	(21)	—
Adjustment on equity affiliates	39	(q)	(4)	(3)	(3)
Other adjustments			(15)	(14)	(4)
Tax effect of the above adjustments			(77)	(65)	28

Net income (loss) according to U.S. GAAP			903	763	550

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = U.S. $1.1842 on December 31, 2005.

(2)	Shareholders’ equity

			December 31,	December 31,	December 31,
	Note		2005(a)	2005	2004

	(in millions)
Shareholders’ equity attributable to the equity holders of the parent according to IFRS			$7,382	€6,234	€4,920
Business combinations and amortization of goodwill	39	(a)(b)	3,866	3,265	3,107
Capitalization of development costs	39	(c)	(230)	(194)	(224)
Restructuring plans	39	(d)	71	60	109
Sale and lease back transactions	39	(h)	(231)	(195)	(193)
Compound financial instruments	39	(i)	(137)	(116)	(734)
Pension and post-retirement benefits	39	(f)	(506)	(427)	(294)
Discontinued operations	39	(l)	—	—	3
Reversal of inventory write-downs	39	(o)	(30)	(25)	(25)
Adjustment on equity affiliates	39	(q)	118	100	101
Other adjustments			22	17	48
Tax effect of the above adjustments			—	—	46

Shareholders’ equity according to U.S. GAAP			$10,325	8,719	€6,864

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = U.S. $1.1842 on December 31, 2005.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 41 —	Summarized U.S. GAAP Consolidated Financial Statements
      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2005 and 2004 as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interests.

(1)	Summarized U.S. GAAP Consolidated Income Statements

	2005(a)	2005	2004

	(in millions)
Net sales	$15,547	€13,129	€12,663
Cost of sales	(10,086)	(8,517)	(8,092)
Administrative and selling expenses	(2,426)	(2,049)	(2,004)
Research and development expenses	(1,704)	(1,439)	(1,573)
Purchased in-process R&D	(12)	(10)	(9)
Restructuring costs	(206)	(174)	(431)
Amortization and impairment of goodwill and other operating expenses	—	—	(4)

Income (loss) from operations	1,113	940	550
Interest expense on notes mandatorily redeemable for shares	(47)	(40)	(44)
Other interest expense	(240)	(203)	(191)
Interest income and other financial income, net	135	114	128
Other income (expense), net	—	—	—
Gain on sale of stock in subsidiaries	195	165	221

Income (loss) from continuing operations before taxes	1,156	976	664
Share in net income of equity affiliates	(26)	(22)	(33)
Provision for income tax	(185)	(156)	(9)
Minority interests	(41)	(35)	(66)

Net income (loss) from continuing operations	904	763	556

Income (loss) from discontinued operations	—	—	(6)

Net income (loss)	$904	€763	€550

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = U.S. $1.1842 on December 31, 2005.

(2)	Earnings per share under U.S. GAAP:
      Earnings per share presented below are calculated in accordance with SFAS 128 “Earnings per Share”. The number of shares to be issued upon conversion of notes mandatorily redeemable for new or existing shares (ORANE) is excluded of the calculation of basic earnings per share.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005(a)	2005	2004

Ordinary shares
Basic earnings per share:
Net income (loss) before cumulative effect of adoption of new standards	$0.66	€0.56	€0.45
Net income (loss)	$0.66	€0.56	€0.45
Diluted earnings per share:
Net income (loss) before cumulative effect of adoption of new accounting standards	$0.66	€0.55	€0.42
Net income (loss)	$0.66	€0.55	€0.42

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = U.S. $1.1842 on December 31, 2005.
     The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each year disclosed.

	Ordinary shares

	Net income	Number of	Per share
2005	(loss)	shares	amount

	(in millions of euros)
Basic earnings per share	763	1,367,994,653	0.56
Stock option plans		9,188,929	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	763	1,377,183,582	€0.55

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

	2005(a)	2005	2004

	(in millions)
Net income (loss) under U.S. GAAP	$904	€763	€550
Other comprehensive income:
— Foreign currency translation adjustments	666	562	(262)
— Unrealized gains (losses) on securities	(57)	(48)	39
— Cash flow hedge	2	2	—
— Minimum pension liability adjustments	(163)	(138)	(103)
— Tax effect on the above adjustments	—	—	(16)

Comprehensive income (loss) according to U.S. GAAP	$1,351	€1,141	€208

(a)	Translation of amounts from € into U.S. $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = U.S. $1.1842 on December 31, 2005.
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
      The amortization expense of entities acquired during the year was €9 million. Amortization expense of intangible assets is expected to be €3 million in 2006 and €2 millions in 2007, 2008 and 2009.

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
     The amortization expense for the year ended December 31, 2005 was €257 million. Amortization expense of intangible assets excluding intangibles assets related to the application of SFAS 87 is expected to €236 million in 2006, €216 million in 2007, €152 million in 2008, €18 million in 2009, €9 million in 2010 and €3 million in 2011.

(2)	Stock-based compensation (disclosure SFAS 123 and SFAS 148)
      From 1996 to 2005, Alcatel adopted stock option incentive plans (see note 23).
      The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1999 through 2005:
      Since 2004, the fair value of options at grant date has been determined using a binomial method (Cox-Ross-Rubinstein model). This allows behavioral factors governing the exercise of stock-options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period. The fair values at grant date of options granted during the years 2003, 2002 and 1999 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans, each with the following characteristics:

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
      The impact of this U.S. GAAP adjustment for the years ended December 31, 2005 and 2004 respectively is as follows:
2005:

					Cumulative
		Current			translation
	December 31,	year			adjustments	December 31,
	2004	expense		Utilization	and others	2005

	(in millions of euros)
Restructuring reserve according to IFRS	692	132		(414)	7	417
Moving costs	(16)	8		—	1	(7)
Lease obligations and other direct costs	(33)	3		—	(3)	(33)
Termination costs in excess of legal obligations	(61)	41		—	—	(20)
Total U.S. GAAP adjustment	(110)	52		—	(2)	(60)

Restructuring reserve according to U.S.GAAP	582	184	*	(414)	5	357

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	379	187		(303)	(7)	256

*	Total restructuring costs according to U.S. GAAP were €174 million and in addition, a finance cost of €10 million was recorded in “interest income and other financial income net” for the amount related to reversing the discount element included in restructuring reserves.

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

      The remaining €258 million reserve for employee termination benefits at December 31, 2005 includes approximately 2,356 employees representing:

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 146 disclosure related to plans initiated after December 31, 2002:
      The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2005 for the plans initiated after December 31, 2002, is as follows:

			Costs paid
	December 31,	Charged to	or settled	CTA and	December 31,
	2004	expense	(utilization)	other	2005

	(in millions of euro)
Alcatel-CIT	94	42	(86)	(2)	48
Alcatel Espana S.A. (Spain)	24	18	(25)	—	17
Submarine Networks Division	42	9	(26)	2	27
Space division	10	15	(3)	(6)	16
Germany	90	35	(41)	1	85
Italy		15	(15)
Alcatel USA	27	11	(25)	1	14
Illkirch	45	15	(41)	(5)	14
Other (no individual amount higher than €50 million)	47	27	(41)	2	35

Total	379	187	(303)	(7)	256

Of which:
Termination benefits	262	170	(243)		189
Contract terminations	22	6	(9)	3	22
Other associated costs	95	11	(51)	(10)	45
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2005, there is no plan exceeding €20 million individually. The major actions were taken in Spain, Italy, and France (mainly in the Space activities).

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

• Submarine Networks Division restructuring plan
      After two years of strong growth within the submarine industry, the market collapsed in 2001. Alcatel’s submarine worldwide sales decreased from €1.8 billion in 2001 to €0.5 billion in 2002 and €0.2 billion in 2003. Most of the operators in the submarine market filed for Chapter 11 protection, suspended payments, cancelled their contracts or asked for re-negotiation of the contract terms.
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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The remaining €405 million reserve for employee termination benefits at December 31, 2004 included approximately 3,627 employees representing:

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

      Annual cost under IFRS for pension benefits plans is €93 million and €104 million for the years ended December 31, 2005 and 2004, respectively.

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
      Moreover, for fiscal year 2006, we expect to contribute €66 million to pension funds.

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

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Benefit payments
      Expected benefit payments for other post-retirement obligation through 2015 are as follows:

Total	Expected benefit payments

(in millions of euros)
2006	2
2007	1
2008	1
2009	1
2010	1
2011-2015	4

(5)	Income taxes

(a)	Deferred tax balances:

	2005	2004

	(in millions
	of euros)
Deferred tax assets	7,345	6,301
Less valuation allowance(a)	(5,577)	(4,636)

Net deferred tax assets	1,768	1,665
Deferred tax liabilities	(162)	(109)

Net deferred taxes	1,606	1,556

(a)	Of which €30 million at December 31, 2005 (€62 million at December 31, 2004) will be allocated to reduce goodwill.
     Major temporary differences giving rise to deferred taxes at December 31 are as follows:

	2005	2004

	(in millions
	of euros)
Tax effect of temporary differences related to:
Accounting for long-term contracts	(42)	(16)
Depreciation of property, plant and equipment	(45)	—
Other	(75)	(93)

Deferred tax liabilities	(162)	(109)

Tax losses carried forward	5,836	4,858
Accrued pension and retirement obligation	442	111
Other reserves	351	217
Other	716	1,115

Deferred tax assets	7,345	6,301
Less: Valuation allowance	(5,577)	(4,636)

Deferred tax assets, net	1,768	1,665

Total deferred tax assets (liabilities), net	1,606	1,556

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred tax balances are analyzed as follows:

At December 31, 2005	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	316	1,452	1,768
Deferred tax liabilities	(53)	(109)	(162)

Total	263	1,343	1,606

At December 31, 2004	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	235	1,430	1,665
Deferred tax liabilities	(33)	(76)	(109)

Total	202	1,354	1,556

(b)	Analysis of income tax (expense) benefit

	2005	2004

	(in millions
	of euros)
Current tax (expense) benefit	(52)	82
Net change in operating losses carried forward	(34)	110
Net change in valuation allowance	119	(10)
Other deferred tax (expense) benefit	(189)	(191)

Income tax (expense) benefit	(156)	(9)

(c)	Effective income tax rate

	2005	2004

	(in millions
	of euros)
Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, impairment of goodwill, minority interests and extraordinary items	985	678
Average income tax rate	32.3%	28.4%

Expected tax (charge) benefit	(318)	(193)
Impact of:
— net change in valuation allowance	119	(10)
— tax credits	5	14
— other	38	180

Actual income tax (charge) benefit	(156)	(9)
Effective tax rate	15.8%	1.4%

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, minority interests and extraordinary items by geographical origin:

	2005	2004

	(in millions
	of euros)
France	251	84
Foreign	734	590

Income (loss) before tax	985	674

(6)	FIN 45 Disclosure
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
      In addition, dividends received in 2005 from equity affiliates amounted to €15 million (€20 million for 2004).

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