Form 20-F/A
period 2005-12-31
ALCATEL
filed 2006-08-07
CIK 886125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 2)

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
Yes     ☐               No     ☑

i

Explanatory Note
      This amendment on Form 20-F/A (Amendment No. 2) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2006 (the “Original Report”), as amended by Amendment No. 1 thereto, filed with the SEC on August 4, 2006, is being filed for the purpose of making a change in the Original Report, as amended by Amendment No. 1 thereto, pursuant to comments we received from the Staff of the SEC with respect to the reclassification of our notes mandatorily redeemable for shares within the caption “Total non-current liabilities” in our classified balance sheet under U.S. GAAP.
      We are including in this amendment currently-dated certifications by our Chief Executive Officer and our Chief Financial Officer, and an updated consent of our independent auditors.
      Other than the foregoing items, no part of the Original Report, as amended by Amendment No. 1 thereto, is being amended. Accordingly, this Amendment No. 2 does not reflect events occurring after the filing of our Original Report and should not be understood to mean that any other statements contained therein are true and complete as of any date subsequent to March 31, 2006. Investors should not rely upon this amendment as a reiteration of forward-looking statements that were made in the Original Report and are reprinted in this Amendment.

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
      12.1 Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
      12.2 Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
      13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
      13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its 2005 annual report, as amended by Amendment No. 1 thereto, on its behalf.

ALCATEL

By:	/s/ Jean-Pascal Beaufret

Name: Jean-Pascal Beaufret
Title: Chief Financial Officer
August 7, 2006

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

	Minimum	Foreign	Unrealized
	pension	currency	gains
	liability	translation	(losses) on	Cash flow
	adjustments	adjustments	securities	hedge

	(in millions of euros)
2005
Balance beginning of the year	(363)	(1,116)	82	—
Current period change	(138)	562	(48)	2

Balance end of the year	(501)	(554)	34	2

2004
Balance beginning of the year	(244)	(854)	43	—
Current period change	(119)	(262)	39	—

Balance end of the year	(363)	(1,116)	82	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Classified balance sheet as of December 31:

	2005	2004

	(in millions of euros)
ASSETS
Cash and cash equivalents	4,510	4,611
Marketable securities, net	640	552
Other debtors	1,310	1,894
Trade receivables and related accounts	4,090	3,494
Inventories, net	1,695	1,502
Assets held for sale	50	118

TOTAL CURRENT ASSETS	12,295	12,171

Other investments & other non current assets, net	2,312	2,396
Share in net assets of equity affiliates	706	708

Investments and other non-current assets	3,018	3,104

Property, plant and equipment, at cost	4,636	4,910
Less: accumulated depreciation	(3,468)	(3,692)

Property, plant and equipment, net	1,168	1,218

Acquisition goodwill, net	7,024	6,829
Other intangible assets, net	679	566

Intangible assets, net	7,703	7,395

TOTAL NON-CURRENT ASSETS	11,889	11,717

TOTAL ASSETS	24,184	23,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,106	2,553
Trade payables and related accounts	3,755	3,356
Accrued contract costs & other accrued liabilities	1,264	1,573
Customers deposits and advances	1,144	1,164
Short-term financial debt	1,051	1,053
Liabilities related to discontinued activities or to a disposal group held for sale	—	100

TOTAL CURRENT LIABILITIES	9,320	9,799

Notes mandatorily redeemable for shares(1)	—	645

Other long-term liabilities	573	381

Other long-term financial debt	394	388
Bonds and notes issued, long-term	2,519	3,240

Long-term financial debt	2,913	3,628

Other reserves	470	639
Accrued pensions and retirement obligations	1,717	1,557

Total reserves	2,187	2,196

TOTAL NON-CURRENT LIABILITIES	5,673	6,850

MINORITY INTERESTS	472	375

Capital stock	2,857	2,610
Additional paid-in capital	21,594	21,215
Retained earnings, fair value and other reserves	(13,558)	(14,241)
Unrealized holding gains (losses) and cash flow hedge	36	82
Cumulative translation adjustments	(554)	(1,116)
Less treasury stock, at cost	(1,656)	(1,686)

SHAREHOLDERS’ EQUITY	8,719	6,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	24,184	23,888

(1)	The notes mandatorily redeemable for shares previously reflected between the total non-current liabilities and the minority interests captions have been reclassified within the caption total non-current liabilities.

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