Form 20-F
period 2006-12-31
ALCATEL LUCENT
filed 2007-04-06
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11130

(Exact name of Registrant as specified in its charter)

N/A

 (Translation of Registrant’s name into English)

Republic of France

(Jurisdiction of incorporation or organization)

54, rue La Boétie

75008 Paris, France

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:*

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €2 per share*	New York Stock Exchange
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

2,309,679,141 ordinary shares, nominal value €2 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934.

Yes [ ] No [X]

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

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]  Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

Back to Contents

TABLE OF CONTENTS

PART 1

Page

Item 1. Identity of Directors, Senior Management and Advisers

3

Item 2. Offer Statistics and Expected Timetable

3

Item 3. Key Information

3

Item 4. Information on the Company

12

Item 4A. Unresolved Staff Comments

22

Item 5. Operating and Financial Review and Prospects

22

Item 6. Directors, Senior Management and Employees

46

Item 7. Major Shareholders and Related Party Transactions

59

Item 8. Financial Information

60

Item 9. The Offer and the Listing

65

Item 10. Additional Information

67

Item 11. Quantitative and Qualitative Disclosures About Market Risk

79

Item 12. Description of Securities Other than Equity Securities

79

PART 2

Item 13. Defaults, Dividend Arrearages and Delinquencies

80

Item 14. Material Modifications to the Rights of Security Holders

80

Item 15. Controls and Procedures

80

Item 16. Reserved

82

Item 16A. Audit Committee Financial Expert

82

Item 16B. Code of Ethics

82

Item 16C. Principal Accounting Fees and Services

82

Item 16D. Exemptions from the Listing Standards for Audit Committee

84

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

84

PART 3

Item 17. Financial Statements

85

Item 18. Financial Statements

85

Item 19. Exhibits

85

Back to Contents

PART 1

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected financial data

Selected Consolidated Financial Data

In accordance with a regulation adopted by the European Union, or EU, in July 2002, all companies incorporated under the laws of one of the member states of the EU and whose securities are publicly traded within the EU are required to prepare their consolidated financial statements for the fiscal year starting on or after January 1, 2005 on the basis of accounting standards issued by the International Accounting Standards Board. Therefore, in accordance with these requirements, we converted from using French generally accepted accounting principles (“French GAAP”) to International Financial Reporting Standards (“IFRS”), as adopted by the EU. As used in this Form 20-F, unless the context otherwise indicates, the terms “we,” “us,” “our” or similar expressions, as well as references to “Alcatel-Lucent” or the “Group,” mean Alcatel-Lucent and its consolidated subsidiaries. In addition, unless the context otherwise indicates, the term “historical Alcatel” means Alcatel and its consolidated subsidiaries prior to the business combination with Lucent Technologies Inc. (“Lucent”) described below.

As a first time adopter of IFRS at January 1, 2004, we followed the specific requirements described in IFRS 1, “First Time Adoption of IFRS.” The options selected for the purpose of the transition to IFRS are described in the notes to our 2006 consolidated financial statements included elsewhere in this annual report.

In accordance with General Instruction G.(c) to Form 20-F, the table below represents our selected consolidated financial data for the three-year period ended December 31, 2006 in IFRS, which have been derived from our audited consolidated financial statements and for the five-year period ended December 31, 2006 in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The selected consolidated financial data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the notes to those statements and Item 5 — “Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

IFRS differs from U.S. GAAP in certain significant respects. For a discussion of significant differences between U.S. GAAP and IFRS as they relate to our consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for 2006, 2005 and 2004, please refer to Notes 38 through 41 to our consolidated financial statements included elsewhere herein.

Effects of Lucent and Thales transactions on our financial results

On April 2, 2006, historical Alcatel and Lucent entered into a definitive merger agreement. Completion of the merger occurred on November 30, 2006 and Lucent became a wholly owned subsidiary of Alcatel. In addition, Alcatel, the parent company, changed its name to Alcatel Lucent. On April 5, 2006, we announced that the Board of Directors of Thales had approved in principle the acquisition of our satellite subsidiaries, railway signaling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. On December 1, 2006, we signed a definitive agreement relating to this transaction with Thales.

FORM 20-F 2006     Alcatel-Lucent – 3

Back to Contents

As a result of the Lucent transaction, our 2006 financial results include (i) 11 months of results of only historical Alcatel and (ii) one month of results of the combined company. As a result of the Thales transaction, the businesses to be transferred to Thales are presented in the “Income (loss) from discontinued operations” line item in our IFRS 2006 consolidated income statement. In addition, in accordance with IFRS requirements, our historical consolidated income statements for the years ended December 31, 2005 and 2004 have been re-presented to reflect the businesses to be transferred to Thales in “Income (loss) from discontinued operations.” Therefore, the differences in our operating results in 2006 as compared to 2005 are partially due to the transactions with Lucent and Thales.

Results of Nortel’s UMTS radio access business that we acquired in 2006 are not included in the 2006 income statement data, as the transaction was completed on December 31, 2006.

	For the year ended December 31,
(in millions, except per share data)	2006(1)	2006	2005	2004	2003	2002
Income Statement Data in accordance with IFRS
Revenues	$16,209	€12,282	€11,219	€10,263
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	916	694	1,021	1,003
Restructuring costs	(933)	(707)	(79)	(313)
Income (loss) from operating activities	(183)	(139)	1,071	602
Income(loss) from continuing operations	(383)	(290)	861	431
Net income (loss)	(173)	(131)	971	645
Net income (loss) attributable to equity holders of the parent	(232)	(176)	930	576
Earnings per Ordinary Share
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent
— Basic(2)	(0.30)	(0.23)	0.60	0.27
— Diluted(3)	(0.30)	(0.23)	0.60	0.26
Dividends per ordinary share(4)	0.21	0.16	0.16	-
Dividend per ADS(4)	0.21	0.16	0.16	-
Amounts in accordance with U.S. GAAP(5)
Net sales	$18,978	€14,381	€13,129	€12,663	€12,528	€16,549
Income (loss) from operations	(636)	(482)	940	550	(1,349)	(8,300)
Net income (loss)	(780)	(590)	763	550	(1,721)	(11,511)
Basic earnings per ordinary share(2)(6):
Income (loss) before extraordinary items	(0.54)	(0.41)	0.56	0.45	(1.46)	(7.29)
Net income (loss)	(0.54)	(0.41)	0.56	0.45	(1.42)	(9.67)
Diluted earnings per ordinary share(3)(6):
Income (loss) before extraordinary items	(0.54)	(0.41)	0.55	0.43	(1.46)	(7.29)
Net income (loss)	(0.54)	(0.41)	0.55	0.42	(1.42)	(9.67)
Basic earnings per ADS(6):
Income (loss) before extraordinary items	(0.54)	(0.41)	0.56	0.45	(1.46)	(7.29)
Net income (loss)	(0.54)	(0.41)	0.56	0.45	(1.42)	(9.67)
Diluted earnings per ADS(6):
Income (loss) before extraordinary items	(0.54)	0.41)	0.55	0.43	(1.46)	(7.29)
Net income (loss)	(0.54)	(0.41)	0.55	0.42	(1.42)	(9.67)

FORM 20-F 2006     Alcatel-Lucent – 4

Back to Contents

	At December 31,
(In millions)	2006(1)	2006	2005	2004
Balance Sheet Data in accordance with IFRS
Total assets	$54,599	€41,372	€21,115	€20,629
Marketable securities and cash and cash equivalents	8,830	6,691	5,150	5,163
Bonds, notes issued and other debt — Long-term part	6,662	5,048	2,752	3,491
Current portion of long-term debt	1,532	1,161	1,046	1,115
Capital stock	6,096	4,619	2,857	2,852
Shareholders’ equity attributable to the equity holders of the parent after appropriation(7)	19,958	15,123	6,008	4,913
Minority interests	657	498	477	373

	At December 31,
(In millions)	2006(1)	2006	2005	2004	2003	2002
Amounts in accordance with U.S. GAAP(5)
Shareholders’ equity before appropriation	$25,450	€19,284	€8,719	€6,864	€6,414	€8,184
Total assets(8)	60,235	45,643	24,184	23,888	25,998	30,435
Long-term debt	7,770	5,888	2,913	3,628	4,713	5,070

(1) Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S.$1.3197 on December 31, 2006.

(2) Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries at December 31, without adjustment for any share equivalent:

Ordinary shares: 1,449,000,656 in 2006 for IFRS earnings per share and 1,449,000,656 for U.S. GAAP earnings per share; 1,367,994,653 in 2005 for IFRS earnings per share and 1,367,994,653 for U.S. GAAP earnings per share; 1,349,528,158 in 2004 for IFRS earnings per share (including 120,780,519 shares related to bonds mandatorily redeemable for ordinary shares) and 1,228,745,770 for U.S. GAAP earnings per share; 1,211,579,968 in 2003 and 1,190,067,515 in 2002 for U.S. GAAP earnings per share.

(3) Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

— IFRS: ordinary shares: 1,449,000,656 in 2006, 1,376,576,909 in 2005 and 1,362,377,441 in 2004.

— U.S. GAAP: ordinary shares: 1,449,000,656 in 2006, 1,377,183,582 in 2005; 1,363,661,187 in 2004; 1,211,579,968 in 2003 and 1,190,067,515 in 2002.

(4) Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our board of directors has announced that it will propose at the annual shareholders’ meeting to be held on June 1, 2007 to pay a dividend of €0.16 per ordinary share and ADS for 2006.

(5) For information concerning the differences between IFRS and U.S. GAAP for years 2006, 2005 and 2004, see Notes 38 to 41 to our consolidated financial statements included elsewhere herein. For information concerning the differences between French GAAP and U.S. GAAP for 2003 and 2002, see the notes to our prior consolidated financial statements filed as part of our Annual Reports on Form 20-F for the year ended December 31, 2004.

(6) All ordinary share and per ordinary share data and all ADS and per ADS data for the year ended December 31, 2002 have been adjusted to reflect the conversion on April 17, 2003 of all of our outstanding Class O shares and Class O ADSs into our ordinary shares and ADSs, as applicable, on a one-to-one basis. We no longer have Class O shares trading on the Euronext Paris or Class O ADSs trading on the NASDAQ National Market.

(7) Amounts presented are net of dividends distributed. Shareholders’ equity attributable to holders of the parent before appropriation are €15,493 million, €6,227 million and 4,913 million as of December 31, 2006, 2005 and 2004 respectively and dividends proposed or distributed amounted to €370 million, €219 million and €0 million as of December 31, 2006, 2005 and 2004 respectively.

(8) Advance payments received from customers are not deducted from the amount of total assets. See Note 38(k) to our consolidated financial statements included elsewhere herein.

FORM 20-F 2006     Alcatel-Lucent – 5

Back to Contents

Exchange Rate Information

The table below shows the average noon buying rate of euro from 2002 to 2006. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

Year	Average rate(1)
2006	$1.2728
2005	$1.2400
2004	$1.2478
2003	1.1411
2002	1.0531
(1) The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low
March 2007	$1.3374	$1.3094
February 2007	$1.3246	$1.2933
January 2007	1.3286	1.2904
December 2006	1.3327	1.3073
November 2006	1.3261	1.2705
October 2006	1.2773	1.2502

On April 4, 2007, the noon buying rate was €1.00 = $1.3364.

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

We may fail to realize the anticipated cost savings, revenue enhancements and other benefits expected from the merger.

As part of the integration of historical Alcatel and Lucent following the merger, we are executing plans to consolidate support functions, optimize our supply chain and procurement structure, leverage our research and development and services across a larger base, and reduce our worldwide workforce by approximately 12,500 positions. These actions are expected to result in significant cost savings, opportunities for revenue synergies and other synergistic benefits.

Delays we encounter in the execution of our integration and cost reduction plans could have a material adverse effect on our revenues, expenses, operating results and financial condition. Although we expect significant benefits to result from the merger, there can be no assurance that we will actually realize these anticipated benefits.

Achieving the benefits of the merger will depend in part upon meeting the challenges inherent in the successful combination and integration of global business enterprises of the size and scope of historical Alcatel and Lucent and the possible resulting diversion of management attention for an extended period of time. There can be no assurance that we will meet these challenges and that such diversion will not negatively affect our operations.

Uncertainties associated with our integration and cost-reduction plans may cause a loss of employees and may otherwise materially adversely affect our future business and operations.

Our success depends in part upon our ability to retain our key employees. Competition for qualified personnel can be intense. Our current and prospective employees may continue to experience uncertainty about their roles with us as we work through our integration and cost reduction plans. This may materially adversely affect our ability to attract and retain key management, sales, marketing, technical and other personnel. Accordingly, no assurance can be given that we will be able to attract or retain our key employees to the same extent that we have been able to attract or retain our employees in the past.

FORM 20-F 2006     Alcatel-Lucent – 6

Back to Contents

Technological innovation is important to our success and depends, to a significant degree, on the work of technically skilled employees. Competition for the services of these types of employees is vigorous. We cannot provide assurance that we will be able to attract and retain these employees in the future. If we are unable to attract and retain technically skilled employees, our competitive position could be materially adversely affected.

We operate in a highly competitive industry with many participants. Our failure to compete effectively would harm our business.

We operate in a highly competitive environment in each of our businesses, competing on the basis of product offerings, technical capabilities, quality, service and pricing. Competition for new service providers and enterprise customers as well as for new infrastructure deployments is particularly intense and increasingly focused on price. We offer customers and prospective customers many benefits in addition to competitive pricing, including strong support and integrated services for quality, technologically-advanced products; however, in some situations, we may not be able to compete effectively if purchasing decisions are based solely on the lowest price.

We have a number of competitors, many of which currently compete with us and some of which are very large, with substantial technological and financial resources and established relationships with global service providers. Some of these competitors have very low cost structures, support from governments in their home countries, or both. In addition, new competitors may enter the industry as a result of shifts in technology. These new competitors, as well as existing competitors, may include entrants from the telecommunications, computer software, computer services, data networking and semiconductor industries. We cannot assure you that we will be able to compete successfully with these companies. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that we cannot or will not match or offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to customers, prospective customers, employees and strategic partners.

Technology drives our products and services. If we fail to keep pace with technological advances in the industry, or if we pursue technologies that do not become commercially accepted, customers may not buy our products or use our services.

The telecommunications industry uses numerous and varied technologies and large service providers often invest in several and, sometimes, incompatible technologies. The industry also demands frequent and, at times, significant technology upgrades. Furthermore, enhancing our services revenues requires that we develop and maintain leading tools. We will not have the resources to invest in all of these existing and potential technologies. As a result, we will concentrate our resources on those technologies that we believe have or will achieve substantial customer acceptance and in which we will have appropriate technical expertise. However, existing products often have short product life cycles characterized by declining prices over their lives. In addition, our choices for developing technologies may prove incorrect if customers do not adopt the products that we develop or if those technologies ultimately prove to be unviable. Our revenues and operating results will depend to a significant extent on our ability to maintain a product portfolio and service capability that is attractive to our customers, to enhance our existing products, to continue to introduce new products successfully and on a timely basis and to develop new or enhance existing tools for our services offerings.

A small number of our customers account for a substantial portion of our revenues, and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending of these service providers could significantly reduce our revenues, profitability and cash flow.

A few large telecommunications service providers account for a substantial portion of our revenues. In addition, the telecommunications industry has recently experienced substantial consolidation, as evidenced by the mergers of Sprint and Nextel, Cingular and AT&T Wireless, SBC Communications and AT&T, Verizon and MCI, and AT&T and BellSouth. As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. We may also lose business from customers for which historical Alcatel and Lucent were the two main suppliers, if these customers choose another supplier in order to avoid having us as their sole source for a product or service. In addition, our existing customers are typically not obligated to purchase a certain amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, will have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary, as historical Alcatel’s and Lucent’s customers have varied their purchases from period to period, sometimes significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry will make us extremely vulnerable to downturns or slowdowns in spending in that industry.

The telecommunications industry fluctuates and is affected by many factors, including decisions by service providers regarding their deployment of technology and their timing of purchases, as well as demand and spending for communications services by businesses and consumers.

After significant deterioration earlier this decade, the global telecommunications industry stabilized in 2004 and experienced modest growth in 2005 and 2006, as reflected in increased capital expenditures by service providers and growing demand for telecommunications services. Although we believe the overall industry will continue to grow, the rate of growth could vary geographically and across different technologies, and is subject to substantial fluctuations. The specific industry segments in which we participate may not experience the growth of other segments. In that case, the results of our operations may be adversely affected.

FORM 20-F 2006     Alcatel-Lucent – 7

Back to Contents

If capital investment by service providers grows at a slower pace than anticipated, our revenues and profitability may be adversely affected. The level of demand by service providers can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results and cash flow remains difficult.

In addition, our sales volume and product mix will affect our gross margin. Therefore, if reduced demand for our products results in lower than expected sales volume, or if we have an unfavorable product mix, we may not achieve the expected gross margin rate, resulting in lower than expected profitability. These factors may fluctuate from quarter to quarter.

We have long-term sales agreements with a number of our customers. Some of these agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

Historical Alcatel and Lucent each entered into long-term sales agreements with a number of their respective large customers, and we expect that we will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require us to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require, us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically important products. The costs incurred in fulfilling some of these sales agreements may vary substantially from the initial cost estimates of historical Alcatel, Lucent or the combined company. Any cost overruns that cannot be passed on to customers could adversely affect our results of operations.

Lucent’s pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on the performance of the financial markets and the level of interest rates and may be affected by changes in legal requirements. These plans are also costly, and our efforts to fund or control those costs may be ineffective.

Among other compensation and benefit programs, many former and current employees and retirees of Lucent in the U.S. participate in one or more of the following benefit plans:

•

management pension plan;

•

occupational pension plans;

•

post-retirement health care benefit plan for former management employees; and/or

•

post-retirement health care benefit plan for formerly represented employees.

The performance of the financial markets, especially the equity markets, and the level of interest rates impact the funding obligations for Lucent's pension plans.

Lucent’s U.S. pension plans meet the requirements of ERISA’s current funding requirements, and we do not expect Lucent to make any contributions to its qualified U.S. pension plans through 2008. We are unable to provide an estimate of future funding requirements beyond fiscal 2008 for the Lucent pension plans. However, based on actuarial projections obtained by Lucent, we believe that it is unlikely that any required contributions would have a material adverse effect on our liquidity during fiscal 2009 through fiscal 2011.

Recent legislative changes, in the form of the Pension Protection Act of 2006 (the “PPA”), impact the funding requirements for Lucent’s U.S. pension plans. The PPA alters the manner in which liabilities and asset values are determined for the purpose of calculating required pension contributions and the timing and manner in which required contributions to under-funded pension plans would be made. These changes could significantly increase the funding requirements for Lucent’s U.S. management pension plan and reduce excess pension assets that could be available to fund retiree health care benefits for Lucent’s formerly represented employees. Accordingly, the amounts we might contribute to these benefit plans are subject to considerable uncertainty.

The fair market value of assets held in Lucent’s U.S. pension trusts was approximately U.S.$35.4 billion as of December 31, 2006.

The PPA also provides for what is called a “collectively bargained” transfer under Section 420 of the Internal Revenue Code, which we refer to as the Code, under which pension assets in excess of 120% of pension plan funding obligations would be available to fund health care costs for Lucent’s formerly represented retirees. Together with Lucent’s unions, Lucent is pursuing additional changes to Section 420 as technical corrections, which would facilitate Lucent’s ability to provide a collectively bargained level of retiree health care benefits by using such excess pension assets. With the adoption of the technical corrections that Lucent is proposing, we believe it is likely that almost all of the healthcare funding required for Lucent’s formerly represented retirees (assuming the present level and structure of benefits) could be addressed through Section 420 transfers based on current actuarial assumptions. However, no assurances can be given that Lucent will be successful in its efforts to obtain these additional changes. Lucent has amended its collective bargaining agreement to extend to June 30, 2007, the time period within which the additional changes Lucent is seeking to the PPA must be obtained. If, by that date, the legislation imposes constraints that would significantly impair Lucent’s ability to fund retiree health care costs using excess pension assets, Lucent would have the ability, at its sole discretion beginning on January 1, 2008, to adjust the level of subsidy it provides for health care to its formerly represented retirees.

As of the January 1, 2007 valuation date, there were approximately €1.6 billion of pension plan assets that would be eligible for “collectively bargained” transfers to fund retiree health care costs for Lucent’s formerly represented retirees. Under a conventional Section 420 transfer, pension assets in excess of 125% of pension plan obligations would be available for retiree health care funding; as of the same valuation date €1.2 billion would be available for such conventional transfers. Lucent made a “collectively bargained” transfer of U.S.$504 million in December 2006. This transfer covers formerly represented retiree health care costs from October 2006 through December 2007, including U.S.$50 million in contributions to a Taft-Hartley trust for 2006 and 2007, as required by Lucent’s amended collective bargaining agreement.

FORM 20-F 2006     Alcatel-Lucent – 8

Back to Contents

Lucent has also taken some steps, and we expect to take additional actions over time, to reduce the overall cost of Lucent’s U.S. retiree health care benefit plans and the share of these costs borne by us, consistent with legal requirements and Lucent’s collective bargaining obligations. However, the rate of cost increases may exceed our actions to reduce these costs. In addition, the reduction or elimination of retiree health care benefits by Lucent and Alcatel USA has led to lawsuits against them. Any other initiatives that we undertake to control or reduce costs may lead to additional claims against us.

Many of our current and planned products are highly complex and may contain defects or errors that are detected only after deployment in telecommunications networks. If that occurs, our reputation may be harmed.

Our products are highly complex, and there is no assurance that our extensive product development, manufacturing and integration testing is, or will be, adequate to detect all defects, errors, failures and quality issues that could affect customer satisfaction or result in claims against us. As a result, we might have to replace certain components and/or provide remediation in response to the discovery of defects in products that have been shipped.

Most of these occurrences can be rectified without incident, as has generally been the case for each of Alcatel and Lucent historically. However, the occurrence of any defects, errors, failures or quality issues could result in cancellation of orders, product returns, diversion of our resources, legal actions by customers or customers’ end users and other losses to us or to our customers or end users. These occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales, which would harm our business and adversely affect our revenues and profitability.

Rapid changes to existing regulations or technical standards or the implementation of new ones for products and services not previously regulated could be disruptive, time-consuming and costly to us.

We develop many of our products and services based on existing regulations and technical standards, our interpretation of unfinished technical standards or the lack of such regulations and standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline.

We are involved in lawsuits and investigations, which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

We are defendants in various lawsuits. These lawsuits against us include such matters as commercial disputes, claims regarding intellectual property, customer financing, product discontinuance, asbestos claims, labor, employment and benefit claims, shareholders’ litigation and others. We are also involved in certain investigations by government authorities. For a discussion of some of these legal proceedings and investigations, you should read “Legal Matters” in Item 8 of this annual report and Note 34 to our consolidated financial statements included elsewhere in this annual report. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material losses resulting from these claims could adversely affect our profitability and cash flow.

If we fail to protect our intellectual property rights, our business and prospects may be harmed.

Intellectual property rights, such as patents, are vital to our business and developing new products and technologies that are unique is critical to our success. We have numerous U.S. and foreign patents and numerous pending patents. However, we cannot predict whether any patents, issued or pending, will provide us with any competitive advantage or whether such patents will be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, could prevail over our patent rights or otherwise limit our ability to sell our products. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. In addition, patent applications currently pending may not be granted. If we do not receive the patents that we seek or if other problems arise with our intellectual property, our competitiveness could be significantly impaired, which would limit our future revenues and harm our prospects.

We are subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling certain products.

From time to time, we receive notices or claims from third parties of potential infringement in connection with products or services. We also may receive such notices or claims when we attempt to license our intellectual property to others. Intellectual property litigation can be costly and time-consuming and can divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. A successful claim by a third party of patent or other intellectual property infringement by us could compel us to enter into costly royalty or license agreements or force us to pay significant damages and could even require us to stop selling certain products. Further, if one of our important patents or other intellectual property rights is invalidated, we may suffer losses of licensing revenues and be prevented from attempting to block others, including competitors, from using the related technology.

We are subject to environmental, health and safety laws that restrict our operations.

Our operations are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal and clean-up of, and human exposure to, hazardous substances. In the United States, these laws often require parties to fund remedial action regardless of fault. Although we believe our aggregate reserves are adequate to cover our environmental liabilities, factors such as the discovery of additional contaminants, the extent of required remediation and the imposition of additional cleanup obligations could cause our capital expenditures and other expenses relating to remediation activities to exceed the amount reflected in our environmental reserves and adversely affect our results of operations and cash flows. Compliance with existing or future environmental, health and safety laws could subject us to future liabilities, cause the suspension of production, restrict our ability to utilize facilities or require us to acquire costly pollution control equipment or incur other significant expenses.

FORM 20-F 2006     Alcatel-Lucent – 9

Back to Contents

Our business requires a significant amount of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

The working capital requirements and cash flows of historical Alcatel and Lucent have historically been, and our working capital requirements and cash flows are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•

the level of sales;

•

the collection of receivables;

•

the timing and size of capital expenditures;

•

costs associated with potential restructuring actions; and

•

customer financing obligations.

In order to finance our business, we expect to use available cash and investments and to continue to have access to a syndicated credit facility allowing for the drawdown of significant levels of debt if required. However, we expect that the ability to draw on this facility will be conditioned upon our compliance with financial covenants. There can be no assurance that we will be in compliance with the financial covenants required by our lenders at all times in the future.

We may need to secure additional sources of funding if our cash, syndicated credit facility and borrowings are not available or are insufficient to finance our business. We cannot provide any assurance that such funding will be available on terms satisfactory to us. If we were to incur high levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as research and development expenses and capital expenditures, which could have a material adverse effect on our business.

Our current short-term debt rating allows us limited access to the commercial paper market. Our ability to have access to the capital markets and our financing costs will be, in part, dependent on Standard & Poor’s, Moody’s or similar agencies’ ratings with respect to our debt and corporate credit and their outlook with respect to our business. Our current short-term and long-term credit ratings, as well as any possible future lowering of our ratings, may result in higher financing costs and reduced access to the capital markets. We cannot provide any assurance that our credit ratings will be sufficient to give us access to the capital markets on acceptable terms, or that once obtained, such credit ratings will not be reduced by Standard & Poor’s, Moody’s or similar rating agencies.

Credit and commercial risks and exposures could increase if the financial condition of our customers declines.

A substantial portion of our sales are to customers in the telecommunications industry. These customers may require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We expect that we may provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms.

More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer.

As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

We have significant international operations and a significant amount of our sales are made in emerging markets and regions.

In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business.

We expect to continue to focus on expanding business in emerging markets in Asia, Africa and Latin America. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency.

We are required to move products from one country to another and provide services in one country from a base in another. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

FORM 20-F 2006     Alcatel-Lucent – 10

Back to Contents

Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.

Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro and the U.S. dollar. Because our financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar against the euro, could have a material impact on our reported results. We also experience other market risks, including changes in interest rates and in prices of marketable equity securities that we own. We may use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

We are involved in several significant joint ventures and are exposed to problems inherent to companies under joint management.

We are involved in several significant joint venture companies. The related joint venture agreements may require unanimous consent or the affirmative vote of a qualified majority of the shareholders to take certain actions, thereby possibly slowing down the decision-making process.

An impairment of goodwill or other intangible assets would adversely affect our financial condition or results of operations.

We have a significant amount of intangible assets including goodwill and other acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of December 31, 2006. As a result of the merger transaction with Lucent, a significant amount of additional goodwill and other acquired intangible assets were recorded as a result of the purchase price allocation.

Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may be not be recoverable.

Historically, both Alcatel and Lucent have recognized significant impairment charges due to various reasons, including some of those noted above as well as potential restructuring actions or adverse market conditions that are either specific to the telecommunications industry or general in nature. Additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition.

Risks Relating to Ownership of our ADSs

The trading price of our ADSs may be affected by fluctuations in the exchange rate for converting euro into U.S. dollars.

Fluctuations in the exchange rate for converting euro into U.S. dollars may affect the market price of our ADSs.

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

FORM 20-F 2006     Alcatel-Lucent – 11

Back to Contents

We are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs.

As a foreign private issuer, we are not required to comply with the notice and disclosure requirements under the Securities Exchange Act of 1934, as amended, relating to the solicitation of proxies for shareholder meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Therefore, there may be less publicly available information about us than is regularly published by or about most other public companies in the United States.

Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States in French courts, may not be enforceable against us.

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

Item 4. Information on the Company

History and development

We provide solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband access, carrier and enterprise IP technologies, applications, and services, we offer the end-to-end solutions that enable communications services for residential, business and mobile customers. With operations in more than 130 countries, we are a local partner with global reach. Our company has the most experienced global services teams in the industry, and one of the largest technology and innovation organizations in the telecommunications industry.

Alcatel-Lucent is a French société anonyme, established in 1898, originally as a publicly owned company. Our corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code, the financial and monetary code and decree No. 67-236 of March 23, 1967, as amended to date. On November 30, 2006, in connection with the business combination with Lucent Technologies, Inc., we changed our name from Alcatel to Alcatel Lucent.

Our registered office and principal place of business is 54, rue La Boétie, 75008 Paris, France, our telephone number is 33 (1) 40 76 10 10 and our website address is www.alcatel-lucent.com. The contents of our website are not incorporated into this Form 20-F. The address for Stephen R. Reynolds, our authorized representative in the United States, is Lucent Technologies, Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

Overview and Outlook

The telecommunications equipment market continued to grow in 2006 as operators continued to invest in their broadband access capabilities and in their portfolio of voice and data services offerings, and as they added capacity to their networks. In the wireline market, carrier spending remained focused on the transformation of networks to Internet Protocol (also referred to as IP) architecture and the ability to offer end users a “triple play” combination of voice, data and video services over upgraded access networks. In the wireless market, carrier spending was driven by continued subscriber growth, which was particularly strong in emerging countries, and by operators’ desire to offer new and improved services to their customers. However, this market was adversely impacted by increased competition and pricing pressure.

FORM 20-F 2006     Alcatel-Lucent – 12

Back to Contents

Our business was also affected by other developments that had significant impacts late in the year. They included the business combination between historical Alcatel and Lucent, which was completed in November 2006 and the announcement of our pending acquisition of Nortel Networks Corporation’s UMTS business in December 2006, which created uncertainty for our customers, and shifts in spending by large customers due to carrier consolidation.

As a result of the generally improved market environment, our revenues increased by 9.5% in 2006 as compared to 2005. Of the 9.5% increase, a significant portion is attributable to the inclusion of  Lucent’s results in December 2006. The impact of currency exchange rate changes on revenue growth was marginal in 2006. For 2006, our gross margin was 33.1%, a decrease from 36.8% in 2005 that was primarily due to competitive pricing pressures in our carrier market. Income from operating activities before restructuring costs, impairment of intangible assets and gain on disposal of consolidated entities was 5.7% of revenues for 2006 compared to 9.1% in 2005. The decrease resulted from the competitive pricing environment that impacted our gross profit and from the impact of purchase accounting entries resulting from the Lucent business combination.

We expect to make total pre-tax cost savings of €1.7 billion by 2009, with at least €600 million of such savings to occur in 2007. These savings take into account such factors as the optimization of the supply chain and services, optimization of resources and product rationalization. These actions should improve our competitiveness in our industry, but are expected to impact approximately 12,500 jobs over the next three years. We believe that the uncertainties of the fourth quarter of 2006 linked to the merger, and a highly competitive market environment will diminish over time, but will continue to have an impact on our operations in the early months of 2007. We expect some decline in revenues for the first quarter of 2007, but we believe that we can return to growth during the remainder of 2007. Looking forward to the full year 2007, we expect revenues to increase on a percentage basis in an amount at least equal to the carrier market growth rate of mid-single digits..

Recent Events

Announcement of 2006 dividend. Our board of directors has announced that it will propose at the annual shareholders’ meeting to be held on June 1, 2007 to pay a dividend of €0.16 per ordinary share and ADS for 2006.

Update on Thales transaction. At the extraordinary general shareholders’ meeting held on January 5, 2007, Thales shareholders approved the resolutions relative to the contribution of our transportation and security activities to Thales. On January 5, 2007, the two activities were transferred to Thales and we received 25 million new Thales shares and a cash payment of €50 million, including purchase price adjustments. The sale of our space activities to Thales for cash should be finalized during the first half of 2007.

Highlights of Transactions during 2006

Acquisitions

Acquisition of UMTS business from Nortel. On December 4, 2006, we signed an agreement with Nortel Networks Corporation (or Nortel) to acquire Nortel’s UMTS (Universal Mobile Telecommunications System) radio access business (including the technology and product portfolio), associated patents and tangible assets, as well as customer contracts and other related assets, for $320 million. The acquisition was completed on December 31, 2006.

Merger with Lucent. On November 30, 2006, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated April 2, 2006, between us, Lucent Technologies Inc., a Delaware corporation (“Lucent”), and Aura Merger Sub, Inc. (“Merger Sub”), our wholly-owned subsidiary, Merger Sub merged with and into Lucent, with Lucent surviving the merger and continuing its existence as our wholly-owned subsidiary. At the effective time of the merger, the combined company was renamed “Alcatel Lucent.”

As a result of the merger, each share of Lucent common stock issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive 0.1952 (the “Exchange Ratio”) of an ADS representing one ordinary share, nominal value €2.00 per share, of Alcatel-Lucent. Outstanding options to purchase shares of Lucent common stock granted under Lucent’s option plans were converted into the right to acquire our ordinary shares, with the exercise price and the number of ordinary shares adjusted to reflect the Exchange Ratio. Lucent’s warrants and convertible debt securities outstanding at the effective time of the merger also became exercisable for or convertible into our ADSs and ordinary shares adjusted to reflect the Exchange Ratio.

Acquisition of VoiceGenie. During the second quarter of 2006, we acquired privately-held VoiceGenie for €30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self-service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers. The contribution of this company to our 2006 financial results was not significant.

Acquisition of 2Wire. On January 27, 2006, we acquired a 27.5% stake in 2Wire, a pioneer in home broadband network solutions, for a purchase price of $122 million in cash. This company is consolidated under the equity method and its contribution to our 2006 financial results was not significant. Goodwill accounted for in share of net assets of equity affiliates as of December 31, 2006 was €37 million.

Dispositions

Thales. On December 1, 2006, we signed an agreement with Thales for the transfer of our transportation, security and space assets to Thales and on the future industrial cooperation of the two groups. This agreement follows the execution in 2006 of an agreement among us, Thales and Finmeccanica S.p.A., an Italian aerospace and defense company, in which Finmeccanica agreed to the transfer to Thales of our 67% interest in Alcatel Alenia Space and our 33% interest in Telespazio Holding, our two joint ventures with Finmeccanica.

FORM 20-F 2006     Alcatel-Lucent – 13

Back to Contents

With respect tho the transfer of the space activities, we will receive €670 million in cash, subject to adjustment. The French State will remain Thales’ main shareholder with a 26.74% stake (compared with 31.26% previously). On December 28, 2006, we entered into a new Shareholders’ Agreement with TSA, a French company wholly owned by the French State, with a four-year term that is renewable for five-year periods, replacing the existing shareholders’ agreement between historical Alcatel, Groupe Industriel Marcel Dassault S.A. and the French State.

As discussed in “Recent Events” above, we completed the transfer to Thales of our transportation and security activities on January 5, 2007 and received 25 million new Thales shares and €50 million in cash. As a result, our interest in Thales increased from 9.46% to 20.95%.

Other Transactions

Buy-out of Fujitsu joint venture. In August 2006, we acquired Fujitsu’s share in Evolium 3G, our wireless infrastructure joint venture with Fujitsu.

Change in credit rating. On December 5, 2006, subsequent to the completion of the business combination with Lucent, Standard & Poor’s downgraded our ratings to BB- (current as of March 28, 2007) from BB for our long-term debt, citing the challenges that we will face combining two large organizations. On December 11, 2006, Moody’s downgraded our ratings to Ba2 (current as of March 28, 2007) from Ba1 for our long-term debt, citing execution challenges relating to the integration of two large companies.

Highlights of Transactions during 2005

Acquisitions

Acquisition of Native Networks. On March 17, 2005, we completed the acquisition of Native Networks, Inc., a provider of optical Ethernet goods and services, for U.S.$55 million in cash.

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

Highlights of Transactions during 2004

Acquisitions

Acquisition of Spatial Wireless. On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our American Depositary Shares, or ADSs, having a value of €223 million (based on the market value of our ADSs on the date of the acquisition). Spatial developed and marketed mobile switching equipment that can operate using any of the major mobile technologies and related software. Through this acquisition we are able to offer next-generation mobile switching equipment and will facilitate our ability to provide carriers with systems that can be updated relatively easily in the future.

Acquisition of eDial. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of €22 million (based on the market value of our ADSs on the date of the acquisition). eDial provides conferencing and related services for businesses and carriers. This acquisition complemented our communications software development strategy.

Dispositions

Sale of battery business. On January 14, 2004, we completed the sale of our battery business, Saft, to Doughty Hanson, a European private equity firm, for €390 million in cash.

FORM 20-F 2006     Alcatel-Lucent – 14

Back to Contents

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

Creation of joint venture for optical fiber cable business. On July 1, 2004, we combined our global fiber and communication cable business with that of Draka Holding, N.V., a Dutch cable and cable systems producer, and created a new company, Draka Comteq B.V., owned 50.1% by Draka and 49.9% by us.

Business organization

The chart below shows how our principal business activities were organized from January 1 through November 30, 2006, prior to completion of the business combination with Lucent.

Fixed Communications	Mobile Communications	Private Communications
• Access Networks	• Mobile Radio	• Enterprise Solutions
• Fixed Solutions	• Mobile Solutions	• Space Solutions
• Internet Protocol	• Wireless Transmissions	• Transport Solutions
• Optical Networks		• Integration and Services

Following the completion of the transaction with Lucent, we reorganized our business. The chart below sets forth our three current business segments: Carrier, Enterprise and Services.

Carrier			Enterprise	Services
WIRELINE	WIRELESS	CONVERGENCE	• Enterprise Solutions	• Maintenance
• Access	• GSM/WiMax	• Multicore	• Genesys	• Professional Services
• Internet Protocol	• W-CDMA	• Multimedia & Payment		• Network Integration
• Optics	• CDMA/EVDO	• IMS Applications & Services		• Network Operations
• Wireless Transmission

The carrier business segment includes the majority of historical Alcatel’s former fixed communications and mobile communications business segments and the majority of Lucent’s former network solutions group. The Enterprise segment consists largely of historical Alcatel’s former enterprise solutions business, which was previously reported within the private communications group. The new Services segment is comprised of Lucent’s former worldwide services organization, along with the services activities (deployment, maintenance, integration, etc.) that had been included in historical Alcatel’s fixed, mobile and private business segments.

Unless noted otherwise, all the financial data discussed in this item 4 can be found in our consolidated financial statements at December 31, 2006 and includes Lucent’s results from December 1, 2006. For financial information by operating segment and geographic market, see Note 4 to our consolidated financial statements and Item 5 — “Operating and Financial Review and Prospects” included elsewhere herein.

Carrier

Our carrier business segment is comprised of the wireline, wireless, and convergence business groups, and it supplies a broad portfolio of products used by fixed, mobile, and converged carriers in all facets of their network operations. A key development currently ongoing within the carrier market – and particularly in the wireline carrier market – is the transformation of networks to a high bandwidth, full Internet Protocol (or IP) architecture providing enhanced triple play services (voice, data and video) to end users. We are focused on supporting this transformation occurring in our industry, as evidenced by our investments in next-generation technologies like IP Multimedia Subsystem (or IMS), third generation mobile networks, next-generation optical networking, and wireline broadband access. In 2006, our carrier business segment revenues were €8,989 million (excluding inter-company sales), representing 73.2% of our total revenues.

FORM 20-F 2006     Alcatel-Lucent – 15

Back to Contents

Wireline

General. The wireline business group has three business divisions: access, optics and Internet Protocol (or IP), each of which includes operations and products from both historical Alcatel and Lucent. The portfolio of products supplied by the wireline group is deployed anywhere from core networks to access networks, in legacy and next-generation networks, facilitating the delivery of voice, data and video services. In 2006, our wireline business group revenues were €4,463 million (excluding inter-company sales), representing 49.6% of the carrier segment revenues and 36.3% of our total revenues.

Access. We are the worldwide leader in broadband access, a market that had previously been dominated by copper-based, digital subscriber line (or DSL) technology, but which now also includes optical fiber-based Passive Optical Networking (or PON) technology. We offer access products developed by historical Alcatel and Lucent, and our fiber-based products are complementary to our DSL products, depending on the network configuration and the area of installation. We believe that our large installed DSL base provides us with a competitive advantage as many of our DSL customers build optical fiber deeper into their access networks, closer to the end-user, in order to enhance their offerings with fiber-based services. These products allow carriers to migrate their end-user customers from dial-up service to high-speed Internet connections by providing the capability to transport information at high speeds over high-capacity or “broadband” lines. Those lines may be copper wire or optical fiber, with fiber offering higher transmission speeds and more capacity than copper. These access products enable carriers to generate additional revenues by providing advanced services to their residential and business customers. Our newest family of access products, which is IP-based, is displacing older Asynchronous Transfer Mode (or ATM)-based products. These products are designed to accommodate expanding demand for new applications requiring greater bandwidth. For example, our products permit carriers to offer voice, data and video (triple play functionality), and to deliver to their customers virtually unlimited broadcast channels, video on demand, HDTV (high definition TV), VoIP (voice over IP), high speed Internet, and business access services. The functionality of our products serves the needs of the carriers’ urban, suburban and rural customers.

Internet Protocol. Both historical Alcatel and Lucent products comprise our portfolio of data offerings, which are led by three product families – multi-service multi-protocol switches, service routers and Ethernet service switches.

•

our multi-service wide-area-network (or MS WAN) switches have been designed to provide flexibility to carriers when they build and expand their networks. They are based on a blend of technologies, which has integrated IP and multi-protocol switching functions, thereby allowing carriers to expand their service offerings at their option and to adapt their networks to meet the growth in Internet traffic;

•

a service router is a device that interconnects computer networks and moves information from one network to another;

•

our Ethernet service switches enable carriers to deliver virtual private networks (or VPNs), and triple play offerings (data, voice and video) using an Ethernet standard. Ethernet was once found exclusively in enterprise-type local-area networks. More recently, enhanced reliability and quality-of-service capabilities have allowed Ethernet to penetrate carrier networks as well, frequently at the expense of spending for multi-service equipment.

Each of these products is designed to deliver high margin data services, including the full variety of network-based VPNs and other data services used for business applications. Our service routers feature a new generation of processing power and many customized and scaleable applications designed to appeal to carriers. They provide high value, differentiated IP services to businesses. Our newest service router, which is optimized for smaller points of presence, was introduced in early 2006. We believe our service routers provide services and applications that go well beyond what is possible with the single purpose routing products that are generally available today. In the service router market, we have been recognized as the number two vendor worldwide in deploying routers at the edge of carrier networks.

We have developed an IP portfolio of products to meet our customers’ varying requirements. For instance, our multi-service switches can interface with our service routers to deliver seamless networking services regardless of technology. Seamless interfacing between the two products allows carriers to combine their newer IP or Ethernet-based networking products with their older network or legacy services to offer customers a smooth service migration to these more advanced technologies.

Optics. Our optics division produces equipment to transport information for long distances over land (terrestrial) and undersea (submarine), as well as for short distances in metropolitan and regional areas. According to industry analyst OVUM/ RHK, historical Alcatel has had the largest optical networking market share since 2001, a position that was augmented by the addition of Lucent’s optical networking portfolio.

Terrestrial. Our terrestrial products are designed for long haul and metropolitan/regional applications. With our products, carriers can manage voice, data and video traffic patterns based on different applications or platforms and can benefit from new competitive service offerings by introducing a wide variety of data-managed services, including different service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow our customers to offer these new services without impacting their existing investment program for their current networks. Our metro WDM (wave division multiplexing) products address carriers’ requirements for cost-effective networks to meet their growing business and data networking needs. Both our metro and long haul WDM products offer the added capacity required to support video services, and they are scaleable, in that they permit our customers to easily enlarge their networks as their business and data networking needs grow. These products provide cost-effective, managed platforms that support different services and are suitable for applications in diversified network configurations.

Submarine. We are an industry leader in the development, manufacture, installation and management of undersea telecommunications cable networks. This market is characterized by a few large contracts that often require more than one year to complete. These massive investments are concentrated on trans-Pacific links, around Africa, across the Mediterranean and in southeast Asia as well as around the Indian sub-continent. Our submarine network systems can connect continents (using regeneration due to the long distances), as well as span distances up to 400 km (using no regeneration) to connect mainland and an island, or several islands together or many points along a coast.

FORM 20-F 2006     Alcatel-Lucent – 16

Back to Contents

Wireless

General. Our wireless business group serves the needs of wireless carriers throughout the world as they transform their existing infrastructures to more flexible, competitive, end-to-end IP-based networks that can support existing voice as well as new data and video traffic. We provide an extensive range of mobile communications products across all the major established technology standards, including GSM/GPRS/EDGE, W-CDMA (Wideband Code Division Multiple Access, commonly referred to as W-CDMA and also referred to as Universal Mobile Telephone Communications Systems, or UMTS) and CDMA, as well as nascent technologies like WiMAX. Our mobile radio products are designed to minimize total cost of ownership through a continuous re-engineering program and the use of a highly modular framework that facilitates rapid network deployment and expansion, flexible network evolution, including the easy introduction of new technologies and easier maintenance, and allows for the evolution of second generation networks to third generation (or 3G), without loss of operability. Our GSM/GPRS/EDGE business came from historical Alcatel, our market-leading CDMA business came from Lucent, and our W-CDMA business is a combination of assets and customers from both companies and also includes the UMTS radio business that we acquired from Nortel on December 31, 2006. In 2006, our wireless business group revenues were €3,049 million (excluding inter-company sales), representing 33.9% of our carrier segment revenues and 24.8% of our total revenues.

GSM/WiMAX. We develop Evolium mobile radio products for the second generation (or 2G) GSM (Global System for Global Communications) standard, including the GPRS/EDGE (General Packet Radio Service/ Enhanced Data Rates for GSM Evolution) technology upgrades to that standard. In 2006, the GSM market experienced heightened competition, but remained the world’s leading mobile technology in terms of the number of subscribers. Subscriber growth has been particularly strong in emerging countries. In 2006, we added a new IP-based base station controller to our GSM portfolio, and enhanced our entire line of Evolium GSM/EDGE radio systems to meet the needs of operators for increased capacity and flexibility by optimizing the portfolio to support existing and new data-based applications. The enhancements also increase coverage while reducing power consumption and space requirements, for a lower cost of ownership.

In 2004, we formed an alliance with Intel for the development of end-to-end solutions using WiMAX standards (Worldwide Interoperability for Microwave Access) that provide broadband connectivity over wireless networks, and in 2006 we launched the Evolium WiMAX base station (based on the 802.16e standard) and deployed commercial WiMAX networks and several other WiMAX trials in emerging markets. WiMAX can be a lower-cost alternative in emerging countries that generally do not have an extensive landline network already in place. In 2006 we also inaugurated a WiMAX reality center in Seoul, South Korea to showcase the technology. The WiMAX market is in very early stages of commercial development.

W-CDMA. Wideband Code Division Multiple Access, commonly referred to as W-CDMA and also referred to as Universal Mobile Telephone Communications Systems, or UMTS, is the third generation (or 3G) wireless technology derived from the GSM standard deployed worldwide. Our 2G wireless customers worldwide continue to add voice subscribers and minutes of use to their networks, so voice capacity continues to be a very important driver in their network investment. At the same time, their voice revenues are under pressure from increased competition, and this is driving investment in 3G network solutions that bring new mobile high-speed data capabilities to our customers’ networks. Thus, one of the areas in which our customers are focusing relates to 3G mobile high-speed data network deployments. Such deployments consist of upgrading existing base stations and — in some cases — providing new base stations and other equipment that enable operators to introduce mobile high-speed data services at rates comparable to wireline connections.

W-CDMA represents an important evolutionary step over GSM/GPRS/EDGE networks in terms of voice quality, data transmission speeds and the new services they enable. Our customers that utilize Evolium GSM base stations and that wish to migrate to 3G systems can do so relatively easily and inexpensively by incorporating our 3G modules into their systems. Similarly, customers wishing to upgrade their third generation W-CDMA systems with the more advanced HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access) technology will be able to do so through relatively simple software upgrades to their existing W-CDMA systems. Lucent had its own portfolio of W-CDMA technology and customers – including one of North America’s largest operators – and had deployed the world’s first commercial HSDPA network (in North America) as well as Europe’s first commercial HSDPA network. On December 31, 2006 we increased our W-CDMA portfolio and market position with the acquisition of Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts. In 2006, we acquired Fujitsu’s share in the Evolium 3G wireless infrastructure joint venture with them.

CDMA/EV-DO. Lucent’s mobility access solutions division forms the basis of our CDMA (Code Division Multiple Access) business. CDMA2000 is a globally deployed 3G wireless technology, predominantly used in North America, Asia Pacific and portions of South America. In 2006, Lucent began deploying the latest variant of CDMA2000, known as 1XEV-DO (Evolution Data Only) Revision A (“Rev A”). With Rev A for CDMA networks and HSDPA/HSUPA for W-CDMA networks, mobile operators are upgrading their networks to support faster high-speed data capabilities and laying the foundation for future enhancements that will enable two-way, real-time data applications such as VoIP, mobile video and walkie-talkie like push-to-talk features. These technologies make the introduction of VoIP services on mobile networks more efficient and increase the data speeds and capacity of 3G networks.

We also have an alliance with Datang Mobile to foster the development of the TD-SCDMA (Time Division-Synchronized Code Division Multiple Access) 3G mobile standard in China, where we worked with Datang in 2006 to deploy trial TD-SCDMA networks. In addition, we have a number of partnerships for the development of equipment and services based on Advanced Telecom Computing Architecture (or ATCA), a standard that reduces the cost and complexity of our customers’ mobile infrastructure.

Wireless Transmission. We offer a comprehensive point-to-point portfolio of microwave radio products meeting both European telecommunications standards (or ETSI) and American standard-based (or ANSI) requirements. These products include high, low and medium capacity microwave systems for carriers’ transmission systems, mobile backhauling applications, fixed broadband applications and private applications in vertical segments like digital television broadcasting, defense and security, energy and utilities. As a complement to optical fiber and other wireline systems, our portfolio of wireless transmission equipment supports a full range of network/radio configurations, network interfaces and frequency bands with high spectrum efficiency. We introduced a new generation digital microwave radio product in 2006, which provides an effective solution for high-capacity applications, addressing transmission needs for public and private telecommunications networks. We market wireless transmission equipment that can be managed by our complementary software platforms in a fixed or mobile environment.

FORM 20-F 2006     Alcatel-Lucent – 17

Back to Contents

Convergence

General. Our convergence business group offers a portfolio of applications, core network hardware and software designed to support the transformation of carriers and service providers to IP-based networks. Our convergence portfolio supports voice, multimedia, entertainment and converged services. Converged services are a combination or “blending” of what were previously standalone services, like a combination of voice, video and Internet data on a conference call. They are designed to be accessible over any kind of access network (wireline, wireless, etc.) and on any kind of communications device. As such, they require an entirely new set of network elements and capabilities. Our convergence group includes products from both historical Alcatel and Lucent, organized around three business divisions: Multimedia and Payment, IMS (IP Multimedia Subsystem) Applications and Services, and Multicore. In 2006, our convergence business group revenues were €1,477 million, (excluding inter-company sales), representing 16.4% of carrier segment revenues and 12.0% of our total revenues.

Multicore. The multicore division offers core networking products that extend from classic switching systems, where we have a leading market position supporting approximately one quarter of the world’s installed lines, to IP next-generation core solutions for fixed, mobile and combined operators. We have deployed our IP/NGN solution in more than 245 fixed and mobile networks, and we are involved in more than 20 IMS network transformation projects.

Multimedia & Payment. This division offers multimedia and communications related services such as web information, video and music, as well as payment and messaging products organized around the following portfolios:

•

IPTV (Internet Protocol Television – the delivery of broadcast-like television over an IP network), and MultiPlay (multi-player services): interactive, multimedia applications that can be delivered over fixed and mobile networks for residential use and personal entertainment;

•

payment: real time rating, charging and billing capabilities for all networks and service providers; for voice, data and video (multi-play) services;

•

messaging: voice and multimedia messaging services for mobile, fixed and converged service providers.

We are a world leader in TV, video and music services over telecom networks, with more than 115 fixed and mobile operator customers around the world, including more than 40 triple-play projects, and are a leader in real-time billing and payment with more than 220 fixed and mobile customers.

IMS Application & Services. This division develops applications and converged services for networks that are based on the IP-based IMS architecture, as well as subscriber data management products. IMS services are available over any kind of access network, on any device, and may be blended with other IMS or non-IMS traditional services. Subscriber data management includes software tools that manage a user’s subscription, authentication, and location information over a wide range of fixed and mobile network types. Our complete IMS package (application and core network) is in more than 20 deployments or advanced trials, and our subscriber data management applications have been deployed in more than 160 networks.

Enterprise

Our enterprise business segment develops secure, end-to-end business critical communications offerings that enable new business generation, which we market to government agencies and enterprise users. Our enterprise product portfolio includes voice and data applications, such as IP and hybrid-IP telephone systems, call center software and applications, and IP networking products. Our enterprise segment consists largely of historical Alcatel’s enterprise activity, which was previously a part of the private communications segment. In 2006, our enterprise business segment revenues were €1,420 million (excluding inter-company sales), representing 11.6% of our total revenues.

Our enterprise communications products are based on open industry standards and protocols to support our customers’ current systems and future communications needs. We offer our customers equipment that can be easily upgraded, and we (through our business partners) provide on-premise installation., support and related services. Our Genesys call center products help businesses manage customer interactions and communications, as well as customer service operations and staffing, enabling businesses to intelligently route all incoming customer interactions in real time, including phone, email and Web contacts. We were recognized by several analyst firms, including Gartner and Forrester Research, as a leading supplier of enterprise voice and data products in 2006.

We continue to work with our partners resulting from some significant partnerships we formed in 2004 to support our enterprise business. For the U.S. market, we work under a distribution agreement with a major U.S.-based carrier that permits it to sell our entire historical Alcatel portfolio of enterprise voice and data products. Our contact center software subsidiary has a strategic agreement with Microsoft to deliver products that link telephony and instant messaging applications to deliver real-time voice and data enterprise communications.

Services

Our services business segment provides network integration and other professional services, network operations services, and maintenance services. Our network integration, planning, design, optimization, and management services are critical to simplifying network convergence and the transformation of our carrier and enterprise customers’ networks to an all-IP infrastructure and empowering service providers to bring profitable blended services to end-users, while driving increased revenues. Services is increasingly providing these services in a multi-vendor environment — networks that utilize equipment from numerous other vendors. In 2006, our services business segment revenues were €1,721 million (excluding inter-company sales), representing 14.0% of our total revenues.

FORM 20-F 2006     Alcatel-Lucent – 18

Back to Contents

Services leverages its core competencies, drawing on the expertise and the innovation of Bell Labs and the rest of our research and development organization to address this opportunity. Services offerings are provided in combination with our products, as well as services that are offered stand-alone or based on other vendors’ products. Services has plans aimed at further penetrating markets adjacent to the core service provider market, such as government, enterprise, and cable markets.

Network integration and other professional services (including network planning, design, and optimization services) help our customers identify network areas where they can capitalize on high-margin opportunities, optimize performance and reduce operating expenses, and plan evolution to protect their network investment and increase profits. Enhanced engineering services help our customers determine the best configuration for maximizing traffic capacity and for achieving other operational efficiencies. These services also provide our customers with “in service” upgrades to help them migrate to new technologies. Enhanced technical services help carriers maintain a high-performing network by identifying and correcting network performance issues, balancing traffic loads and integrating new multi-vendor equipment and software into a live system. Professional services help our customers improve network quality by troubleshooting, reporting and resolving problems and providing on-the-job training to their staff.

Maintenance services help our customers improve the performance of their multi-vendor networks and maintain network reliability and availability to ensure quality of service. Remote technical support services provide remote support capabilities to diagnose, resolve and restore the network. On-site technical support services provide technical specialists to deliver on-site maintenance services as our customers expand into new territories, develop new service offers, or face regional technical labor shortages.

Repair and exchange services manage inventory and operating expenses with repair and replacement of critical network hardware. Preventive maintenance services identify, analyze and recommend products and services that help providers keep networks operating at peak performance.

Network operations services consist of a wide range of outsourced network operations and network transformation services that help our clients reduce their operating expenses while preserving and enhancing network reliability. Managed services help provide a seamless transition to an outsourced environment utilizing state-of-the-art tools and technology plus highly skilled technicians to provide ongoing network management of our customers’ networks. These functions can be performed at our 10 network operations centers (or NOCs), at our 6 IP transformation centers, or at the customer’s network operations center. We currently provide network operation services to more than 50 customers around the world. Hosted services are another type of managed service, typically limited to a specific application that we will manage for our customer. The software-based application could be ours or come from a third party, it could reside on either our customer’s network or at one of our NOCs, and it will typically be priced to our customer on a per-transaction basis. This pay-as-you-go pricing mechanism allows a closer matching of customer revenue and cost, helps minimize capital outlays, and reduces “time to market”.

By relying on our global multi-vendor expertise and field-proven processes, our customers can leverage their installed base of assets across multiple technologies and vendors, quickly implement new technologies and applications to expand presence in target markets, and simplify operations through customized support to design, build, and manage communication networks.

Marketing and Competition

Marketing and Distribution

We sell substantially all of our products to the world’s largest telecommunications service providers through our direct sales force, except in China where our products are also marketed through indirect channels, approved agents and joint ventures that we have formed with Chinese partners. For sales to Tier 2 and Tier 3 service providers, we use our direct sales force and value-added resellers. Our private branch exchange products are sold by distributors.

Competition

We have one of the broadest product and services offerings in the telecommunications service provider market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco Systems, Ericsson, Fujitsu, Huawei, ZTE, Motorola, Nokia, Nortel Networks Corporation and Siemens. Some of our competitors, such as Nortel, compete across many of our product lines while others — including a number of smaller companies — compete in one segment or another.

We believe that technological advancement, quality, reliable on-time delivery, product cost, flexible manufacturing capacities, local field presence and long-standing customer relationships are the main factors that distinguish competitors of each of our segments in their respective markets.

We expect that the level of competition in the global telecommunications networking industry will continue to intensify, for several reasons. First, consolidation occurring among vendors, including our transaction with Lucent, the pending joint venture between Nokia and Siemens concerning portions of Siemens’s communications business, Cisco’s acquisition of Scientific Atlanta, as well as Ericsson and its acquisitions of Marconi, Redback and Entrisphere will create a smaller but stronger set of competitors. We believe most industry participants will seek to strengthen their relationships with large service providers, as the 30 largest providers currently represent approximately 75% of global carrier spending. In addition, carrier consolidation continues, resulting in fewer customers. Competition is also accelerating around converged network technologies as carriers are shifting capital to areas that will enable network migration. Furthermore, competitors providing low-priced products and services from Asia are gaining market share worldwide. As a result, we continue to operate in an environment of increased competitive pricing.

FORM 20-F 2006     Alcatel-Lucent – 19

Back to Contents

Research and Development and Intellectual Property

Research and Development

Our combination with Lucent adds Bell Labs to Research & Innovation, our research arm, creating a community of researchers and scientists in 10 countries: the U.S., Canada, France, Germany, Belgium, the U.K., Ireland, Netherlands, India and China. In 2006, our research and development expenses were €1,466 million, representing 11.9% of our 2006 revenues after the impact of the capitalization of development expenses (€1,574 million, or 12.8% of 2006 revenues, before capitalization of development expenses). For a detailed discussion of our research and development expenditures for the past three years and certain accounting policies relating to our research and development and acquired technologies, see Item 5 — “Operating and Financial Review and Prospects.”

Research and development is one of our key priorities because we believe the development of our key technologies for the carrier telecommunications market can provide significant differentiation in the marketplace and lead to significant future revenues for the Group. At the same time, we made major efforts in 2006 to improve the quality, efficiency and promotion of research and development activities. For example, we continued to reduce spending on mature technologies, discontinued non-competitive and non-core programs, slowed research and development spending in non-urgent programs, and reduced capital expenditures relating to investments in platforms, test tools, and certain development efforts. We adopted measures to promote the reuse of existing technology across our business segments and to increase efficiency, especially in the area of software production. We also adopted engineering best practices for the development and maintenance of products and services across their entire life cycle.

Our key research priorities include the technologies we view as central to our business strategy, including:

•

multimedia and mobile/fixed services and applications;

•

new service delivery architectures and platforms;

•

wireless and wireline broadband access;

•

packet and optical networking;

•

network security;

•

network optimization;

•

fundamental and applied research in mathematics, physical sciences, nanotechnology, and computer and software sciences.

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

We consider patent protection to be particularly important to our businesses due to the emphasis on research and development and intense competition in our markets. In 2006, historical Alcatel and Lucent filed a combined 1,396 patent applications (710 filed by historical Alcatel and 686 filed by Lucent) and had a portfolio of 25,000 active patents worldwide across a vast array of technologies. We do not believe that any single patent or group of related patents is material to our business as a whole.

We are actively pursuing a strategy to license selected technologies through our licensing program in order to expand the reach of our technologies and to generate licensing revenues.

Sources and Availability of Materials

We make significant purchases of electronic components and other materials from many domestic and foreign sources. While there have been some shortages in components and some other materials in technology commodities common across the industry, we have generally been able to obtain sufficient materials and components from various sources around the world to meet our needs. We continue to develop and maintain alternative sources of supply for essential materials and components. We do not have a concentration of sources of supply of materials, labor or services that, if suddenly eliminated, could severely impact our operations, and we believe that we will be able to obtain sufficient materials and components from U.S., European and other world market sources to meet our production requirements.

Properties

We have administrative, production, systems integration/manufacturing, warehouse, and research and development facilities worldwide. A substantial portion of our production and research activities in all business areas is conducted in France, the U.S. and China. We also have operating affiliates and production plants in many other countries, including Germany, Italy, Spain, Belgium, Canada, the U.K., Poland, India, Brazil and Mexico. As of December 31, 2006, our total global productive capacity was approximately 575,000 square meters (excluding any properties which are part of the businesses to be transferred to Thales), as described below, of which approximately 60% is owned and the remainder is leased.

FORM 20-F 2006     Alcatel-Lucent – 20

Back to Contents

Business Segment	Europe	North America	Asia Pacific	Total
(in thousands of square meters)
Carrier	243	211	102	556
Enterprise	15	0	0	15
Services	4	0	0	4
GROUP TOTAL	262	211	102	575

We believe that our current facilities are in good condition and adequate to meet the requirements of our present and foreseeable future operations.

We have been largely outsourcing the manufacturing of many of our telecommunications products in an effort to obtain greater flexibility to adapt quickly to economic and market changes and in order to decrease our costs. Consequently, we currently use contract manufacturers to supply most of our product lines, but we continue to integrate and test internally many of these products. Celestica Corporation manufactures most of Lucent’s wireless products, Solectron Corporation manufactures most of Lucent’s wireline products, Sanmina-SCI manufactures a substantial volume of historical Alcatel’s products, as does our joint venture Alcatel Shanghai Bell. Our contract manufacturers also include other local companies in various regions. They use their leverage and global buying power to negotiate prices from vendors we approve.

Our Activities in Certain Countries

We operate in more than 130 countries, some of which have been accused of human rights violations, are subject to economic sanctions by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Some U.S.-based pension funds and endowments have announced their intention to divest the securities of companies doing business in some of these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in those countries. Our net revenues attributable to these countries represented less than one percent of our total net revenues. We estimate that prior to the business combination with Lucent, U.S.-based pension funds and endowments owned approximately 1.4% of our outstanding stock, and most of these institutions have not indicated that they intend to effect such divestment.

Environmental Matters

We are subject to national and local environmental and health and safety laws and regulations that affect our operations, facilities and products in each of the jurisdictions in which we operate. These laws and regulations impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste and may require us to clean up a site at significant cost. In the U.S., these laws often require parties to fund remedial action regardless of fault. We have incurred significant costs to comply with these laws and regulations and we expect to continue to incur significant compliance costs in the future.

Remedial and investigatory activities are under way at numerous current and former facilities owned or operated by Lucent entities. In addition, Lucent was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or comparable state statutes. Under a Separation and Distribution Agreement with AT&T and NCR Corp. (a former subsidiary of AT&T), Lucent is responsible for all liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under that Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities. In Lucent’s separation agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe and environmentally sound and that will not adversely affect the health or environment of communities in which we operate. Although we believe that we are in substantial compliance with all environmental and health safety laws and regulations and that we have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products, there is a risk that we may have to incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation. The future impact of environmental matters, including potential liabilities, is often difficult to estimate.

Seasonality

Alcatel’s historical quarterly results reflect seasonality in the sale of its services and products. Sales were generally stable over the first three quarters of the year, with the strongest sales in the fourth quarter. However, the merger with Lucent should mitigate this historical seasonality, as Lucent’s revenues and earnings have not demonstrated consistent seasonal characteristics.

FORM 20-F 2006     Alcatel-Lucent – 21

Back to Contents

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Forward-Looking Information

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion in Item 4 – “Information on the Company – History and Development – Overview” and below in this Item 5 under the heading “Overall Perspective” with respect to (i) our expectation that in the first quarter of 2007 we will have some decline in revenue from the year-ago quarter, (ii) our view that our revenues should increase on a percentage basis in an amount at least equal to the carrier market growth rate of mid-single digits for the full year 2007, (iii) our expectation that we will recognize at least €600 million in merger-related synergies and other cost reductions in 2007, (iv) the amount of expected cash receipts, capital expenditures and other cash outlays in 2007 and (v) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included below in this Item 5 in this discussion under the heading “Contractual obligations and off-balance sheet contingent commitments.” Our revenue expectations, as discussed above for the first quarter and for the full year 2007, apply to the combined results of historical Alcatel and Lucent as if the combination had occurred as of January 1, 2006.

Presentation of Financial Information

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes presented elsewhere in this document. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which differ in certain significant ways from accounting principles generally accepted in the United States (“U.S. GAAP”). IFRS, as adopted by the European Union, differs in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our consolidated financial statements for the year presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 20-F refer to IFRS as adopted by the European Union. The most significant differences between IFRS and U.S. GAAP that are applicable to our financial results relate to the accounting treatment of business combinations before the date of transition to IFRS (January 1, 2004), capitalization of development costs, accounting of post-employment benefits, accounting for share-based payment transactions, accounting of compound financial instruments, accounting for sale and leaseback transactions and accounting for restructuring costs. For a discussion of the significant differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements, and a reconciliation of our net income (loss) for the year ended December 31, 2006 and shareholders’ equity as of that date to U.S. GAAP, please refer to Notes 38 through 41 to our consolidated financial statements included elsewhere in this annual report.

Further, the following discussion takes into account our results of operations under IFRS for the year ended December 31, 2006, (i) including Lucent’s results of operations starting on December 1, 2006 and (ii) excluding the businesses to be transferred to Thales. As a result of purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2006 included several negative, non-cash adjustments. In addition, the following discussion takes into account our results of operations for the years ended December 31, 2005 and 2004 which have been re-presented as required by IFRS, to exclude the businesses to be transferred to Thales, which are shown as discontinued operations.

Changes in Accounting Standards as of January 1, 2006

As a result of the publication of the “Fair Value Option” amendment to IAS 39 “Financial Instruments: Recognition and Measurement”, effective January 1, 2006, certain marketable securities previously included in the category of financial assets at fair value through profit or loss are now designated as financial assets available for sale. The impact of this change, had it been applied in 2005, is presented in Note 8 – Financial income (loss) and in the consolidated statement of changes in shareholders’ equity in our consolidated financial statements included elsewhere in this annual report.

Critical Accounting Policies

Our Operating and Financial Review and Prospects is based on our consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to those consolidated financial statements. As noted above, the principal differences between IFRS and U.S. GAAP are detailed in the Notes to our consolidated financial statements. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS and the reconciliation of our net income and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

FORM 20-F 2006     Alcatel-Lucent – 22

Back to Contents

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

The impact of inventory and work in progress write-downs on our income before tax was a net charge of €77 million in 2006 (net charge of €18 million in 2005 and a net gain of €20 million in 2004), representing new write-downs taken in 2006 which more than offset the reversal of existing provisions of €98 million due to asset sales that occurred in 2006.

Impairment of customer receivables and loans

An impairment loss is recorded for customer receivables if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables were €192 million at December 31, 2006 (€228 million at December 31, 2005 and €284 million at December 31, 2004). The impact of impairment losses for customer receivables on income (loss) before tax, related reduction of goodwill and discontinued operations was a net charge of €18 million in 2006 (a net gain of €19 million in 2005 and a net gain of €43 million in 2004).

Impairment losses on customer loans and other financial assets (assets essentially relating to customer financing arrangements) were €838 million at December 31, 2006 (€897 million at December 31, 2005 and €908 million at December 31, 2004). The impact of these impairment losses on income before tax, related reduction of goodwill and discontinued operations was a net gain of €2 million in 2006 (a net gain of €25 million in 2005 and a net gain of €77 million in 2004).

Goodwill, capitalized development costs and other intangible assets

Capitalized development costs

The criteria for capitalizing development costs are set out in Note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned. We must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, we may be required to impair or write off some of the capitalized development costs in the future.

An impairment loss of €104 million and write-offs amounting to €197 million have been accounted for in capitalized development costs in 2006, and are mainly related to the discontinuance of product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent (refer to Notes 3, 7 and 13 to our consolidated financial statements included elsewhere in this annual report).

Goodwill and Intangible assets

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 in connection with the Lucent business combination as described in Note 3 to our consolidated financial statements included elsewhere in this annual report. Using market-related information, estimates (primarily based on risk-adjusted discounted cash flows) and judgment, an independent appraiser determined the preliminary fair values of the net assets acquired from Lucent, and in particular those relating to the intangible assets acquired. If the expected results of the acquired business in the future do not support such fair values and the goodwill resulting from the business combination, impairment charges against such intangible assets and goodwill may be required in future financial statements. Goodwill and intangible assets related to the Lucent transaction are preliminary and subject to change.

An impairment loss of €40 million and write-offs amounting to €233 million have been accounted against intangible assets in 2006, mainly related to discontinued product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent (refer to Notes 3, 7 and 13 to our consolidated financial statements included elsewhere in this annual report).

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

Net goodwill was €10,977 million at December 31, 2006 (€3,772 million at December 31, 2005 and €3,774 million at December 31, 2004). Other intangible assets, net were €5,347 million at December 31, 2006 (€819 million at December 31, 2005 and €705 million at December 31, 2004).

FORM 20-F 2006     Alcatel-Lucent – 23

Back to Contents

Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets,” when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use or its fair value less costs to sell) (see Note 1g to our consolidated financial statements included elsewhere herein). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. No significant impairment losses were recorded in 2006, 2005 or 2004.

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

Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses and (iii) penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that eventually will be paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

Product sales reserves represented €670 million at December 31, 2006, of which €71 million related to construction contracts (see Note 18 to our consolidated financial statements included elsewhere in this annual report) (€753 million at December 31, 2005, of which €173 million related to construction contracts and €933 million and €271 million, respectively, at December 31, 2004). For further information on the impact on 2006 income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain /(loss) on disposal of consolidated entities of the change in these provisions, see “Consolidated Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005” and Notes 18 and 27 our consolidated financial statements included elsewhere herein.

Deferred taxes

Deferred tax assets relate primarily to tax loss carryforwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carryforwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

At December 31, 2006, deferred tax assets were €1,692 million, of which €746 million related to the United States and €372 million to France (€1,606 million at December 31, 2005, of which €850 million related to the United States and €369 million to France). Evaluation of our capacity to utilize tax loss carryforwards relies on significant judgment. We analyze the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carryforwards, which also consider the factors indicated in Note 1n to our consolidated financial statements included elsewhere herein. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).

As a result of the business combination with Lucent, €2,405 million of net deferred tax liabilities have been recorded resulting from the temporary differences generated by the differences between the fair valuation of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reversed in the Group’s future statements of income as and when such differences are amortized.

As prescribed by IFRS, we have a twelve-month period to complete the Lucent purchase price allocation and to determine whether certain deferred tax assets related to the carryforward of Lucent’s unused tax losses that have not been recognized in Lucent’s historical financial statements should be recognized in our financial statements. If any deferred tax assets related to the business combination (resulting from Lucent’s unrecognized tax losses) are recorded in our future financial statements, the impact will be accounted for (as income) in the statement of income. However, in addition, goodwill will be reduced (resulting in an expense) for that part of the losses recognized relating to Lucent’s tax losses.

On the other hand, subsidiaries of historical Alcatel may consider that, as a result of the business combination with Lucent, it is probable that they will recover their own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of the Lucent business. In such cases, we would recognize a deferred tax asset but would not include it as part of the accounting for the business combination. It could therefore have a positive impact on our future net results.

FORM 20-F 2006     Alcatel-Lucent – 24

Back to Contents

Pension and retirement obligations and other employee and post-employment benefit obligations

Due to the business combination with Lucent, our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets and expected participation rates in retirement health care plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Changes in the related pension and post-retirement benefit costs or credits may occur in the future due to changes in the assumptions. The net effect of pension and post-retirement cost included in our income (loss) before tax, related reduction of goodwill and discontinued operations was €120 million, €93 million and €104 million during fiscal 2006, 2005 and 2004, respectively.

The weighted average expected rate of return on pension plan assets used to develop our pension credit was 7.35% (computed on a yearly basis including businesses acquired during the year), 4.28% and 4.70% during fiscal 2006, 2005 and 2004, respectively, and is determined at the beginning of the period. We plan to use an expected rate of return of 7.25% during fiscal 2007. Changes in the rate were generally due to different expected future returns based on studies performed by our external investment advisors or to a change of the asset allocation. Similar changes were made to our expected rate of return on post-retirement plan assets due to lower expected future returns, as well as for changes in the mix of assets held. A lower expected rate of return reduces our net pension result and profitability.

The weighted average discount rate used to determine the pension credit was 3.98% for Alcatel and its subsidiaries and 5.44% for Lucent and its subsidiaries, each prior to the business combination in 2006 and 4.46% and 4.81% during fiscal 2005 and 2004, respectively. The discount rate is determined at the beginning of the period. We plan to use a weighted average discount rate of 5.54% during fiscal 2007. Changes in the discount rate were due to increasing long-term interest rates during 2006. The discount rate is also somewhat volatile because it is determined based upon the prevailing rate as of the measurement date. Similar adjustments were made to the discount rate used to determine our post-retirement benefit costs. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and reduces our net pension credit and profitability for those plans where actuarial losses are being amortized. Otherwise, a higher discount rate increases our net pension credit and profitability.

The expected rate of return on pension plan assets and the discount rate as well as the amortization of unrecognized actuarial gains and losses were determined in accordance with consistent methodologies, as described in Note 1k to our consolidated financial statements included elsewhere in this document.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased/decreased the fiscal 2006 net pension result by approximately €28 million and €20 million, respectively. The impact of changes in the discount rate is different if the resulting actuarial gains or losses are subject to amortization. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2006 net pension result by approximately €35 million.

In the U.S., there have been several recent developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

Lucent has taken various actions to reduce its share of retiree health care costs during recent periods, including the shifting of certain costs to its retirees. Lucent’s retiree health care obligations are determined using the terms of the current plans, under which health care benefits for employees who retired prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximates 60% of Lucent’s total retiree health care obligation. Management employees who retired on or after March 1, 1990 have paid premiums above the applicable annual dollar caps on Lucent’s share of future benefit costs since 2001. Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with Lucent’s current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a new U.S. $400 million trust to be funded over eight years and managed jointly by trustees appointed by Lucent and the unions, U.S. $50 million of which has been contributed and U.S. $25 million of which has been provided for through a Section 420 transfer. The remaining U.S. $325 million of contributions to the trust, which may be funded in Lucent’s discretion either from operating cash or excess pension assets, would be required if the conditions described in the risk factor in Item 3 above (concerning Lucent’s pension and post-retirement benefit plans) are met. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a subject of bargaining between Lucent and the unions.

Under IFRS, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of the cumulative unrecognized net actuarial losses and past service cost, the present value of any available refunds from the plan, and any reduction in future contributions to the plan. As Lucent currently has the ability and intent to use eligible excess pension assets to fund certain retiree health care benefits for formerly represented retirees, such use has been considered as a refund from the related plans. The funded status of the formerly represented retiree health care obligation of approximately €(1.9) billion, the present value of Medicare Part D subsidies of approximately €360 million (as this amount is currently netted in the retiree health care obligation) and the present value of future service costs of €182 million have been considered in determining the asset ceiling limitation for Lucent’s pension plans as of December 31, 2006.

The expected future economic benefits related to pension plan assets in determining the asset ceiling is a complex matter. As of the January 1, 2007 valuation date, there were approximately €1.6 billion of pension plan assets that would be eligible for “collectively bargained” transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, €1.2 billion would be available for conventional transfers). Lucent has assumed that the eligible plan assets will increase over time through the 2013 expiration date of the current legislation and as a result Lucent will be able to utilize more pension plan assets for Section 420 transfers than are available as of December 31, 2006. Changes in plan asset values, funding levels or legislation could result in significant changes in the asset ceiling. This could result in significant volatility in our results of operations or a reduction in the pension credit that could be recognized in our results of operations. The pension credit related to Lucent’s occupational pension plans was reduced by €61 million during the month ended December 31, 2006, due to this asset ceiling.

FORM 20-F 2006     Alcatel-Lucent – 25

Back to Contents

Revenue recognition

As indicated in Note 1o to our consolidated financial statements included elsewhere herein, revenue is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, we apply the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on our net income (loss).

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position (SOP) 97-2) of the American Institute of Certified Public Accountants, or the AICPA, such as the existence of sufficient vendor-specific objective evidence (“VSOE”) to determine the fair value of the various elements of the arrangement.

Some of the Group’s products include software that is embedded in the hardware at delivery. In those cases where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, and the features and functionality of the products driven by software components are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (1) whether the software is a significant focus of the marketing effort or is sold separately, (2) whether updates, upgrades and other support services are provided on the software component and (3) whether the costs to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of SOP 97-2 requires the use of significant professional judgement. Further, we believe that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment particularly if VSOE can be obtained. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. If the actual product returns were considerably different from those estimated, the resulting impact on our income statement could be significant.

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

With respect to trade receivables, a transfer is considered without recourse when the risk of payment default by the debtor has been transferred and the risk of late payment is considered marginal. Potential new interpretations in the future of the concept of “substantial transfer of risks and rewards” could lead us to modify our current accounting treatment.

Operating and financial review and prospects

Overall Perspective

Overview of 2006. The overall telecommunications equipment market continued to grow at a mid-single digit rate in 2006. During 2006, carriers continued to transform their networks toward a high bandwidth, full IP architecture providing enhanced triple play services to end-users, which positively impacted our wireline segment. Broadband access remained a key focus area for wireline carriers, with an increasing emphasis on deploying optical fiber deeper into access networks. The growing prevalence of broadband connections has facilitated growth in bandwidth-intensive traffic like video, which has, in turn, lead to renewed spending for added capacity in metro and long-haul optical networks. Wireless operators continued to invest in higher speed data capabilities of third generation networks, but the wireless infrastructure market was also adversely impacted by increased competition and pricing pressure, particularly in GSM, as the number of greenfield deployments has diminished.

FORM 20-F 2006     Alcatel-Lucent – 26

Back to Contents

In addition to overall market forces, our business was also affected by other developments that had significant impacts late in the year. Spending by large North American customers shifted due to carrier consolidation and the timing of a wireless technology upgrade. In addition, the business combination between historical Alcatel and Lucent that we announced in April 2006 and completed in November 2006 created short-term uncertainty that impacted our results for the fourth quarter in several ways. From a customer perspective, the transaction created uncertainty about which products and services the combined company would maintain and which would be phased out or delayed. The announcement in September 2006 of our pending UMTS acquisition from Nortel further added to this customer uncertainty. We have since completed a portfolio rationalization plan and we are communicating that plan to our customers. From an employee perspective, the pending transaction created uncertainty among our employees as head count reductions would be part of the integration. We have instituted a new operating model and organizational structure and begun to work through our integration plan, which we expect will alleviate some of our employees’ uncertainty.

Outlook for 2007. We expect to make total pre-tax cost savings of €1.7 billion by 2009, with at least €600 million of such savings in 2007. These savings take into account such factors as the optimization of the supply chain and services, optimization of resources and product rationalization. These actions should improve our competitiveness in our industry, but are expected to impact approximately 12,500 jobs over the next three years. We believe that the uncertainties of the fourth quarter of 2006 linked to the merger and a highly competitive market environment will diminish over time, but will continue to have an impact, on our operations in the early months of 2007. We expect some decline in revenues for the first quarter of 2007, but we believe that we can return to growth during the remainder of 2007. Looking forward to the full year 2007, we expect revenues to increase on a percentage basis in an amount at least equal to the carrier market growth rate of mid-single digits.

Recent Events. Our board of directors has announced that it will propose at the annual shareholders’ meeting to be held on June 1, 2007 to pay a dividend of €0.16 per ordinary share and ADS for 2006.

At the extraordinary general shareholders’ meeting held on January 5, 2007, Thales’ shareholders approved the resolutions relative to the contribution of our transportation and security activities to Thales. On January 5, 2007, the two activities were transferred to Thales and we received 25 million new Thales shares and a cash payment of €50 million including purchase price adjustments. The sale of our space activities to Thales for cash should be finalized during the first half of 2007.

Highlights of Transactions during 2006. On January 27, 2006, we acquired a 27.5% stake in 2Wire, a pioneer in home broadband network solutions, for a purchase price of U.S.$122 million in cash. This company is accounted for under the equity method and its contribution to our 2006 net income was not significant. Goodwill accounted for in share of net assets of equity affiliates as of December 31, 2006 was €37 million.

On April 2, 2006, historical Alcatel and Lucent announced that they had entered into a definitive merger agreement. Completion of the merger took place on November 30, 2006 and Lucent became a wholly owned subsidiary. As a result, Alcatel, the parent company changed its name to Alcatel Lucent.

During the second quarter of 2006, we acquired privately-held VoiceGenie for €30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self-service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers. The initial allocation of the cost of the business combination led to recognizing U.S.$12 million of depreciable intangible assets and U.S.$19 million of goodwill, with net assets of this company of U.S.$7 million at the acquisition date (of which U.S.$4 million of cash and cash equivalents). The contribution of this company to our 2006 results was not significant.

On April 5, 2006, we announced that the Board of Directors of Thales had approved in principle the acquisition of our satellite subsidiaries, railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. On December 1, 2006, we and Thales signed a definitive agreement relating to this transaction. The transaction primarily consists of the disposal and contribution by us to Thales of the following assets:

FORM 20-F 2006     Alcatel-Lucent – 27

Back to Contents

1. In the space sector:

•

our 67% stake in the capital of Alcatel Alenia Space (this joint venture company, created in 2005, is the result of combining our and Finmeccanica’s Space assets, the latter holding a 33% stake);

•

our 33% share in the capital of Telespazio, a worldwide leader in satellite services, of which 67% is held by Finmeccanica.

With respect to the disposal of the space activities, a cash payment of €670 million will be made to us which may be adjusted upward following an independent expert's review that should take place in the second half of 2008.

2. In the domain of critical systems for security:

•

Transport Systems activities, a worldwide leader in signaling solutions for rail transport and urban metros;

•

Critical Systems Integration activities not dedicated to operators or suppliers of telecommunications services and covering mainly the transport and energy sectors.

The assets to be included in the contribution and disposal have been accounted for as assets held for sale in our 2006 consolidated financial statements.

In August 2006, we acquired Fujitsu’s share in Evolium 3G, our wireless infrastructure joint venture with Fujitsu.

On September 1, 2006, we announced that we had signed a non-binding Memorandum of Understanding with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for U.S.$320 million in cash. On December 4, 2006, we signed a final agreement with Nortel and we completed the transaction on December 31, 2006.

On December 5, 2006 subsequent to the completion of the business combination with Lucent, Standard & Poor’s downgraded our credit ratings to BB- (current as of March 28, 2007) from BB for our long-term debt, citing the challenges that we will face combining two large organizations. On December 11, 2006, Moody’s downgraded our credit ratings to Ba2 (current as of March 28, 2007) from Ba1 for our long-term debt, citing execution challenges relating to the integration of two large companies.

Highlights of Transactions during 2005. On March 17, 2005, we completed the acquisition of Native Networks, Inc., a provider of optical Ethernet transport solutions, for U.S.$55 million in cash. On March 16, 2005 we sold our shareholding in Nexans, representing 15.1% of Nexans’ share capital, through a private placement. On January 26, 2005, we completed the sale of our electrical power business to Ripplewood, a U.S. private equity firm.

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

Highlights of Transactions during 2004. On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our ADSs having a value of €223 million (based on the market value of our ADSs on the date of the acquisition). Spatial developed and marketed mobile switching equipment that can operate using any of the major mobile technologies and related software. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of €22 million (based on the market value of our ADSs on the date of the acquisition). eDial provided conferencing and related services for businesses and carriers.

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

In August 2004, we formed a joint venture with TCL Communication, which was owned 55% by TCL Communication and 45% by us. We contributed cash and our mobile handset business having an approximate aggregate value of €45 million, to the joint venture and TCL contributed €55 million in cash. In July, 2004, we combined our global fiber and communication cable business with that of Draka Holding, N.V., a Dutch cable and cable systems producer, and created a new company, Draka Comteq B.V., owned 50.1% by Draka and 49.9% by us. Draka Comteq B.V. holds the global optical fiber and communication cable business previously owned by the parties.

FORM 20-F 2006     Alcatel-Lucent – 28

Back to Contents

Consolidated Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Introduction. As noted earlier, on November 30, 2006, pursuant to a merger agreement that historical Alcatel and Lucent entered into on April 2, 2006, Lucent became a wholly owned subsidiary of Alcatel. On April 5, 2006, we announced that the Board of Directors of Thales had approved in principle the acquisition of our satellite subsidiaries, railway signalling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. On December 1, 2006, we and Thales signed a definitive agreement relating to this transaction.

The following discussion takes into account our results of operations under IFRS for the year ended December 31, 2006, (i) including Lucent’s results of operations starting on December 1, 2006 and (ii) excluding the businesses to be transferred to Thales. As a result of purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2006 included several negative, non-cash adjustments. In addition, the following discussion takes into account our results of operations for the year ended December 31, 2005 which have been re-presented as required by IFRS, to exclude the businesses to be transferred to Thales, which are shown as discontinued operations.

Revenues. Consolidated revenues increased by 9.5% to €12,282 million for 2006, primarily driven by the services and enterprise business segments as well as the wireline group, compared to €11,219 million for 2005. Of the 9.5% increase, a significant portion is attributable to Lucent’s results in December 2006. The difference between the 9.5% increase and the percentage change in our revenues based on a constant euro/U.S. dollar exchange rate is marginal since the average exchange rate was €1.26 = U.S.$1 in 2006 versus €1.24 = U.S.$1 in 2005.

Revenues (by geographical market of customer) in Europe decreased to €4,867 million in 2006 from €4,927 million in 2005; revenues in the United States increased to €2,323 million in 2006 from €1,572 million in 2005; revenues in Asia Pacific increased to €2,116 million in 2006 from €1,779 million in 2005; revenues in Other Americas (Canada, Central and South Americas) increased to €1,113 million in 2006 from €978 million in 2005 and revenues in the rest of the world decreased to €1,863 million in 2006 from €1,963 million in 2005. In 2006, Europe, U.S., Asia Pacific, Other Americas and the rest of the world accounted for 39.6%, 18.9%, 17.2%, 9.1% and 15.2%, respectively, of our total revenues compared with the following percentages of revenues for 2005: Europe 43.9%, U.S. 14.0%, Asia Pacific 15.9%, Other Americas 8.7% and the rest of the world 17.5%.

Gross Profit. Gross profit of €4,070 million in 2006 represented 33.1% of revenues compared to 36.8%, or €4,134 million, in 2005. The decrease in gross profit margin was primarily due to competitive pricing pressures in our carrier markets. Gross profit also included the non-recurring negative, non-cash impact of €167 million upon the sale of a portion of Lucent’s inventory during December 2006. As a result of purchase accounting for the Lucent business combination, Lucent’s inventory was revalued to its net realizable value and such “step-up” in valuation was reversed once the inventory was sold. Gross profit for 2006 was also adversely affected by (i) a net impairment charge on customer receivables of €18 million in 2006 as compared with a net gain of €19 million in 2005, as the amount of new reserves in 2006 exceeded the amount generated from the reversal of historical reserves and (ii) a net charge of €59 million for write-downs of inventory and work in progress compared with a charge of €18 million in 2005, due to fewer reversals of reserves during 2006 compared with 2005.

Administrative and Selling Expenses. Administrative and selling expenses were €1,910 million for 2006 compared to €1,815 million in 2005. As a percentage of revenues, administrative and selling expenses were 15.6% of revenues in 2006 compared to 16.2% of revenues in 2005, decreasing despite the increase in revenues primarily due to the decrease in certain costs resulting from our restructuring efforts. Administrative and selling expenses in 2006 included a negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination of €30 million, primarily related to the amortization for one month of purchased intangible assets of Lucent, such as customer relationships.

Research and Development Costs. Research and development costs were €1,466 million in 2006 compared to €1,298 million in 2005. As a percentage of revenues, research and development costs amounted to 11.9% in 2006 as compared to 11.6% in 2005. Research and development costs in 2006 included a negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination of €30 million, primarily related to the amortization for one month of purchased intangible assets of Lucent, such as acquired technologies and in process research and development.

Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities. We recorded income from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities of €694 million for 2006 compared to €1,021 million for 2005. Income from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities as a percentage of revenues was 5.7% for 2006 compared to 9.1% in 2005. This decrease resulted from the competitive pricing environment that impacted our gross profit despite decreases in our fixed cost structure, and from the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination of €227 million, which more than offset Lucent's one-month contribution to revenues and gross margin.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entries by €195 million. Additional product sales reserves created during 2006 were €376 million while provision reversals during 2006 were €226 million, of which €181 million related to product sales reserves. Of the €181 million, €94 million related to reversals of warranty provisions due to the revision of our original estimate for warranty provisions regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition €33 million of the €181 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals were mainly related to new estimations of losses at completion. Due to the re-presentation of our 2005 financial results as required by IFRS to present the businesses to be transferred to Thales as discontinued operations, we are unable to determine the amount of changes in provisions for 2005 for the businesses re-presented for such years.

FORM 20-F 2006     Alcatel-Lucent – 29

Back to Contents

Restructuring Costs. We recorded €707 million for restructuring costs in 2006 compared to €79 million in 2005. Restructuring costs in 2006 are primarily based on an impairment loss recorded as a result of streamlining and phasing out technologies of historical Alcatel in light of the UMTS radio access business acquired from Nortel in December 2006 and the Lucent business combination. The corresponding write-off and the estimated associated future costs for which we have already committed at December 31, 2006 represented €494 million, which has been accounted for in our 2006 restructuring costs. In addition, pursuant to the business combination with Lucent, some of Lucent’s product lines and businesses have been discontinued and the corresponding restructuring costs, of €120 million at December 31, 2006 have been recorded in the income statement.

Impairment of Intangible Assets. In 2006, we had €141 million of impairment charges against intangible assets, primarily linked to our carrier segment. There was no impairment charge in 2005.

Gain (Loss) on Disposal of Consolidated Entities. In 2005, we recorded a gain on the disposal of consolidated entities of €129 million related to the merger of our satellite activities with those of Finmeccanica. An additional gain of €15 million was recorded in 2006 due to a positive adjustment to that sales price.

Income (Loss) from Operating Activities. Income (loss) from operating activities was a loss of €139 million in 2006 compared to income of €1,071 million in 2005. This decrease was due primarily to major restructuring costs in 2006, impairment charges on intangible assets booked in 2006 (as compared to no charge in 2005) and the reduced gain from the disposal of consolidated entities in 2006.

Finance Costs. Finance costs were €98 million in 2006 compared to €93 million in 2005 and included financial interest paid on gross financial debt of €241 million which was partly offset by financial interest received on cash and cash equivalents of €143 million. This evolution is consistent with the average net (debt) cash position of the Group during 2005 and 2006.

Other Financial Income (Loss). Other financial loss was €112 million in 2006 compared to income of €43 million in 2005. This decrease was due primarily to capital gains resulting from the disposal of shares that we owned in Nexans (€69 million) and Mobilrom (€45 million) in 2005 as compared with non-recurring financial charges in 2006, including a €18 million charge related to the adjustment of the conversion ratio of Lucent’s Series A and Series B convertible debentures following a consent solicitation completed in the fourth quarter of 2006 and a €15 million charge representing an interest charge due to late payment of a debt relating to a tax dispute.

Share in Net Income (Losses) of Equity Affiliates. Share in net income (loss) of equity affiliates was income of €22 million compared to a loss of €14 million in 2005. The change was primarily due to a loss in 2005 in connection with our share in TAMP (the joint venture for mobile handsets we had created with TCL Communication Technology Holding Limited in August 2004) for €32 million. TAMP was no longer an equity affiliate in 2006 due to the swap of our 45% interest in the joint venture we owned for 4.8% in TCL Communication Holding Limited during 2005. The 2006 share in net income of equity affiliates is mainly related to our stake in Thales.

Income (loss) Before Tax, Related Reduction of Goodwill and Discontinued Operations. Income (loss) before tax, related reduction of goodwill and discontinued operations was a loss of €327 million in 2006 compared to income of €1,007 million in 2005.

Income Tax (Expense) Benefit. Income tax (expense) benefit was a net benefit of €42 million in 2006 compared to a net expense of €146 million in 2005. The net income tax benefit for 2006 resulted from a current income tax expense of €71 million (compared with a current income tax expense of €48 million in 2005) more than offset by a deferred income tax benefit of €113 million mainly due to the amortization for one month of Lucent's intangible assets resulting from the purchase price accounting entries made in connection with  the Lucent business combination that are not deductible for tax purposes (compared with a deferred income tax charge of €98 million in 2005).

Income (Loss) from Continuing Operations. Loss from continuing operations was €290 million compared to income of €861 million in 2005.

Income (Loss) from Discontinued Operations. Income from discontinued operations was €159 million in 2006 corresponding mainly to the businesses that will be transferred to Thales in 2007 (as discussed above and in Note 3 of our consolidated financial statements) compared to income generated primarily by those businesses of €110 million in 2005.

Minority Interests. Minority interests were €45 million in 2006 compared to €41 million in 2005, due primarily to lower results from Alcatel Shanghai Bell.

Net Income (Loss) Attributable to the Equity Holders of the Parent. As a result of the foregoing, we recorded a net loss (Group share) of €176 million in 2006 compared to a net income of €930 million in 2005.

Results of Operations by Business Segment for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Introduction. The following discussion takes into account our results of operations under IFRS for the year ended December 31, 2006, (i) including Lucent’s results of operation starting on December 1, 2006, (ii) excluding the businesses to be transferred to Thales, and (iii) treating the business segments established after the business combination with Lucent as if they were effective on January 1, 2006. In addition, the following discussion takes into account our results of operations for the year ended December 31, 2005 which have been re-presented, treating the business segments established after the business combination with Lucent as if they were effective on January 1, 2005 and, as required by IFRS, excluding the businesses to be transferred to Thales, which are presented as discontinued activities.

FORM 20-F 2006     Alcatel-Lucent – 30

Back to Contents

The table below sets forth the consolidated revenues (before elimination of inter-segment revenues, except for “Other” and “Total Group” results), income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities and capital expenditures for tangible and intangible assets for each of our business segments for 2006 and 2005.

In millions of €	Carrier	Enterprise	Service	Other	Total Group
Year ended December 31, 2006 Revenues:
Of which :
- Wireline	4,463	-	-	-
- Wireless	3,049	-	-	-
- Convergence	1,477	-	-	-
TOTAL	8,989	1,420	1,721	152	12,282
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	393	109	195	(3)	694
Capital expenditures for tangible and intangible assets	473	84	29	98	684

In millions of €	Carrier	Enterprise	Service	Other	Total Group
Year ended December 31, 2005 Revenues:
Of which :
- Wireline	3,876	-	-	-
- Wireless	2,806	-	-	-
- Convergence	1,781	-	-	-
TOTAL	8,463	1,248	1,378	130	11,219
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	778	111	212	(80)	1,021
Capital expenditures for tangible and intangible assets	407	80	45	61	593

Carrier Segment

Revenues of the carrier segment were €8,989 million in 2006, an increase of 6.2% over revenues of €8,463 million in 2005. Most of the increase was is attributable to Lucent’s activity in December 2006. Within the carrier segment, demand for the wireline group’s products was particularly strong, driven by the continued migration to all-IP networks in carriers’ core as well as their access networks, and continued spending to enhance broadband access capabilities. There was also an acceleration in carrier spending to deploy video and voice-over IP (or VoIP) services as part of their new offer of triple-play services, enabled by their upgraded access networks. The increased volume of high-bandwidth traffic – like video – also added to carrier spending for additional capacity in both their metro area and long-haul optical networks. Revenues of our wireline business group were €4,463 million for 2006, compared to €3,876 million for 2005, an increase of 15.1%. Lucent’s activity in December 2006 did not contribute materially to such increase.

Our wireless business group was impacted by a number of developments. Carriers continued to introduce and enhance their high-speed data capabilities, continuing to add capacity to their networks as subscribers and traffic volumes increased. However, we experienced certain adverse developments in 2006, including (i) the diminishing number of 2G greenfield deployment projects in emerging countries, (ii) our selective commercial policy to deliberately abstain from large contracts where risks are high in the medium term and (iii) customers’ hesitation to make investments in 3G projects with us pending completion of the Nortel UMTS radio access transaction. Revenues of our wireless business group were €3,049 million for 2006, compared to €2,806 million for 2005, an increase of 8.7% that was primarily attribuable to Lucent’s activity in December 2006

Our convergence business group revenues were primarily impacted by the decline in our fixed and mobile line voice circuit-based switching businesses as our customers transition to next generation networks and therefore reduce their capital expenditures for legacy, narrow band switching. At the same time, there has been increasing interest in next-generation network architecture – like IMS – and the new service capabilities of that architecture. However, the evolution of carrier networks to that architecture is a long-term cycle, and spending for next-generation IMS products and capabilities is not yet sufficient to offset the decline in spending for core legacy equipment. Revenues of our convergence business group were €1,477 million for 2006, compared to €1,781 million for 2005, a decrease of 17.1%, which was partially offset by the inclusion of Lucent’s results in December 2006.

FORM 20-F 2006     Alcatel-Lucent – 31

Back to Contents

Income from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities was €393 million for 2006 compared with €778 million in 2005, a decrease of 49.5%. The decrease resulted from a competitive pricing environment; from our significant investments in next generation technologies such as NGN, IMS, and WiMAX, aimed at securing leading positions in future network builds; and from the negative impact of purchase accounting entries resulting from the Lucent business combination.

Enterprise Segment

Enterprise segment revenues were €1,420 million in 2006, an increase of 13.8% over revenues of €1,248 million in 2005. The inclusion of Lucent’s activity in December 2006 had no significant impact on this increase. The segment posted steady gains throughout the year, driven by the ongoing migration to IP telephony, strong demand in IP networking and the segment’s strong position in contact center solutions.

Income from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities was €109 million for 2006 compared to €111 million in 2005, a decrease of 1.8%. This decrease was primarily due to the competitive pricing pressure in our business communication activity, while the profitability of our contact center business remained fairly stable.

Services Segment

Services segment revenues were €1,721 million in 2006, an increase of 24.9% over revenues of €1,378 million in 2005; more than half of this increase was attribuable to Lucent’s results in December 2006. The transformation to an all-IP infrastructure is driving an increasing need for network integration services to address the complex end-to-end solutions our customers are deploying. Our services business is also seeing increased opportunities associated with the evolution to converged or blended services, network optimization and the outsourcing of network operations. Income from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities was €195 million for 2006 compared with €212 million in 2005, a decrease of 8.0%. The decrease reflected a competitive pricing environment and our investment in a new IP network integration and test facility, which is a part of our strategy to support operators worldwide in their IP transformation projects.

Consolidated Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Introduction. The following discussion takes into account our results of operations for the years ended December 31, 2005 and 2004, each of which has been re-presented as required by IFRS to exclude the businesses to be transferred to Thales, which are shown as discontinued operations.

Revenues. Consolidated revenues increased by 9.3% to €11,219 million for 2005, primarily driven by the mobile communications segment, compared to €10,263 million for 2004. Approximately 40% of our consolidated revenues are denominated in or linked to the U.S. dollar. When we translate these revenues into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During 2005, the decreases in the value of the U.S. dollar relative to the euro had a negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate in 2005 as compared to 2004, our consolidated revenues would have increased by approximately 9.8%. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during 2005, the average exchange rate that applied in 2004, instead of the average exchange rate that applied in 2005, and (ii) to our exports (mainly from Europe) effected during 2005 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/U.S. dollar hedging rate that applied in 2004. Our management believes that providing our investors with our consolidated net revenues in constant euro/U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

	2005	2004	% of change
Revenues as reported	€11,219	€10,263	9.3%
Conversion impact euro/U.S. dollar	2	—	—%
Hedging impact euro/U.S. dollar	59	—	0.5%
Revenues at constant rate	€11,280	€10,263	9.8%

Revenues (by geographical market of customer) in Europe increased to €4,927 million in 2005 from €4,575 million in 2004; revenues in America (including North America and Central and South America) increased to €2,550 million in 2005 from €2,355 million in 2004; revenues in Asia-Pacific increased to €1,779 million in 2005 from €1,728 million in 2004; and revenues in the rest of the world increased to €1,963 million in 2005 from €1,605 million in 2004. In 2005, Europe, America, Asia-Pacific and the rest of the world accounted for 43.9%, 22.7%, 15.9% and 17.5%, respectively, of our total revenues compared with the following percentages of revenues for 2004: Europe 44.6%, America 22.9%, Asia-Pacific 16.8% and the rest of the world 15.6%.

FORM 20-F 2006     Alcatel-Lucent – 32

Back to Contents

Gross Profit. Gross profit of €4,134 million in 2005 represented 36.8% of revenues compared to 39.5%, or €4,094 million, in 2004. The decrease in gross profit margin was primarily due to competitive pricing pressures in our carrier markets.

Administrative and Selling Expenses. Administrative and selling expenses were €1,815 million for 2005 compared to €1,771 million in 2004. As a percentage of revenues, administrative and selling expenses were 16.2% of revenues in 2005 compared to 17.3% of revenues in 2004, decreasing on a percentage basis primarily due to the decrease in our fixed costs structure resulting from our restructuring efforts as well as a result of our revenue operational leverage.

Research and Development Costs. Research and development costs were €1,298 million in 2005 compared to €1,320 million in 2004. As a percentage of revenues, research and development costs amounted to 11.6% in 2005 as compared to 12.9% in 2004.

Income (Loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities. We recorded income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities of €1,021 million for 2005 compared to €1,003 million for 2004. Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities as a percentage of revenues was 9.1% for 2005 compared to 9.8% in 2004. This decrease resulted from the competitive pricing environment that impacted our gross profit despite decreases in our fixed costs.

Due to the re-presentation of our 2005 and 2004 financial results as required by IFRS to present the businesses to be transferred to Thales as discontinued operations, we are unable to determine the amount of changes in provisions for 2005 and 2004 that impacted the income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities re-presented for such years.

Restructuring Costs. We recorded €79 million for restructuring costs in 2005 compared to €313 million in 2004. The restructuring costs for 2005 reflected new restructuring plans attributable to continuing head count reductions in Germany, Spain and France. The decrease was as a result of the substantial completion of our earlier major restructurings.

Impairment of Intangible Assets. In 2005 we did not record any impairment of intangible assets. An impairment of capitalized development costs of €88 million was recorded in 2004, primarily linked to our fixed communication segment.

Gain (Loss) on Disposal of Consolidated Entities. We recorded a gain on the disposal of consolidated entities of €129 million related to the merger of our satellite activities with those of Finmeccanica.

Income (Loss) from Operating Activities. Income from operating activities amounted to €1,071 million in 2005 compared to €602 million in 2004. This increase was due primarily to lower restructuring costs in 2005 compared to 2004, the gain in connection with the merger of our satellite activities and the absence of an impairment of capitalized development costs in 2005.

Finance Costs. Finance costs were €93 million in 2005 compared to €108 million in 2004 and included financial interest paid on gross financial debt of €215 million which was partly offset by financial interest received on cash and cash equivalents of €122 million. The decrease in financial costs was due to a decrease in our financial debt in 2005 compared to 2004 and an increase in our net cash position.

Other Financial Income (Loss). Other financial income was €43 million in 2005 compared to €32 million in 2004. This increase was due primarily to capital gains resulting from the disposal of shares that we owned in Nexans (€69 million) and Mobilrom (€45 million), offset in part by impairment losses of financial assets.

Share in Net Income (Losses) of Equity Affiliates. Share in net losses of equity affiliates was a loss of €14 million compared to a loss of €61 million in 2004. The main cause of the decrease reflected the fact that Avanex was no longer an equity affiliate in 2005 due to the sale of a portion of our shareholdings in Avanex in December 2004.

Income Before Tax, Related Reduction of Goodwill and Discontinued Operations. Income before tax, related reduction of goodwill and discontinued operations was €1,007 million in 2005 compared to €465 million in 2004.

Income Tax Expense. Income tax expense was €146 million in 2005 compared to €34 million in 2004. The charge for 2005 resulted from a current income tax expense of €48 million (compared with a current income tax benefit of €83 million in 2004 mainly due to the favourable outcome of tax litigations) and from a deferred income tax charge of €98 million (compared with a deferred income tax charge of €117 million in 2004).

Income (Loss) from Continuing Operations. Income from continuing operations was €861 million compared to €431 million in 2004.

Income (Loss) from Discontinued Operations. Income from discontinued operations was €110 million in 2005, principally related to the businesses to be transferred to Thales. For 2004 income from discontinued operations of €214 million reflected the businesses to be transferred to Thales as well as net income from various activities discontinued in the course of the year, primarily the battery activities disposed to Saft, optical fiber activities, mobile phones and electrical power systems activities.

Minority Interests. Minority interests were €41 million in 2005 compared to €69 million in 2004, due primarily to lower results from Alcatel Shanghai Bell.

Net Income (Loss) Attributable to the Equity Holders of the Parent. As a result of the foregoing, we recorded net income (group share) of €930 million in 2005 compared to €576 million in 2004.

FORM 20-F 2006     Alcatel-Lucent – 33

Back to Contents

Results of Operations by Business Segment for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The following discussion takes into account our results of operations for the years ended December 31, 2005 and 2004, (i) each of which has been re-presented, as required by IFRS, to exclude the businesses to be transferred to Thales, which are shown as discontinued operations and (ii) treating the business segments established after the business combination with Lucent as if they were effective on January 1, 2004.

The table below sets forth the consolidated revenues (before elimination of inter-segment revenues, except for “Other” and “Total Group” results), income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities, and capital expenditures for tangible and intangible assets for each of our business segments for 2005 and 2004.

In millions of euros
2005	Carrier	Enterprise	Services	Other	Total Group
Total – Revenues	8,463	1,248	1,378	130	11,219
Of which:
- Wireline	3,876	-	-	-	-
- Wireless	2,806	-	-	-	-
- Convergence	1,781	-	-	-	-
Income (loss) from operating activities before restructuring costs, Impairment of intangible assets and gain/(loss) on disposal of consolidated entities	778	111	212	(80)	1,021
Capital expenditures (tangible and intangible assets)	407	80	45	61	593

In millions of euros
2004	Carrier	Enterprise	Services	Other	Total Group
Total – Revenues	7,573	1,211	1,266	213	10,263
Of which:
- Wireline	3,538	-	-	-	-
- Wireless	2,297	-	-	-	-
- Convergence	1,738	-	-	-	-
Income (loss) from operating activities before restructuring costs, Impairment of intangible assets and gain/(loss) on disposal of consolidated entities	699	120	181	3	1,003
Capital expenditures (tangible and intangible assets)	348	75	39	66	528

Carrier Segment

Revenues of our carrier segment were €8,463 million for 2005, compared to €7,573 million for 2004, an increase of 11.8%. Every business group within the segment contributed positively to the revenue growth.

Our wireless business group was the principal contributor to the revenue growth, with revenues of €2,806 million for 2005, compared to €2,297 million for 2004, an increase of 22.2%. This increase was due to significant increases in all businesses, particularly as a result of the continuing growth of our GSM 2/2.5G radio access products in emerging countries.

Our wireline business group revenues also increased to €3,876 million for 2005, compared to €3,538 million for 2004, an increase of 9.6%. Increases in revenues were reported in our optical business, driven by new submarine projects, as well as sustained demand in the terrestrial metro sector coming from the preparation by our carrier customers for deployment of triple play (voice, data and video) services, and growth in our IP business that supplies products to transmit data through high bandwidth in the networks. Even though we continued to increase our line deliveries in our broadband access business (21.6 million in 2005, as compared to 19.6 million in 2004), our broadband access revenues declined slightly due to substantial pricing pressures.

Our convergence business group revenues also increased to €1,781 million for 2005, from €1,738 million for 2004, an increase of 2.5% primarily due to our mobile voice switching business and to our multimedia and payment application businesses. This revenue increase was partially offset by continued decline in our fixed line voice circuit-based switching business as our customers transition to next generation networks and therefore reduce their capital expenditures for narrow band switching.

FORM 20-F 2006     Alcatel-Lucent – 34

Back to Contents

Our carrier segment’s income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities was €778 million for 2005 (9.2% as a percentage of revenues), compared to €699 million in 2004 (9.2% as a percentage of revenues).

Enterprise Segment

Revenues of our enterprise segment were €1,248 million for 2005, compared to €1,211 million in 2004, an increase of 3.1%. This increase was primarily due to our IP telephony and applications.

The enterprise segment’s income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities was €111 million for 2005 (8.9% as a percentage of revenues), compared to €120 million in 2004 (9.9% as a percentage of revenues).

Services Segment

Revenues of our services segment were €1,378 million for 2005, compared to €1,266 million in 2004, an increase of 8.8%, broadly reported across every service subsegment.

Our services segment’s income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities was €212 million for 2005 (15.4% as a percentage of revenues), compared to €181 million in 2004 (14.3% as a percentage of revenues). This increase was primarily due to the operational leverage and the containment efforts of our fixed cost structure.

Liquidity and Capital Resources

Liquidity

Cash Flow for the Years Ended December 31, 2006 and 2005.

Cash Flow Overview

Cash and cash equivalents increased by €360 million in 2006 to €4,749 million at December 31, 2006. This increase was mainly due to the cash provided by operating activities of €351 million and net cash provided by investing activities of €761 million (mainly due to cash and cash equivalents held by Lucent at acquisition date), which was partially offset by cash used by financing activities of €699 million, due primarily to the cash repayment of long term debt, including repurchased debt, and the 2005 dividend paid in 2006.

Net Cash Provided (Used) by Operating Activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €929 million compared to €882 million for 2005. This increase was primarily due to the effect of non-cash items that contributed to our net loss (group share) of €176 million in 2006, as compared with net income of €930 million in 2005, which included relatively few non-cash items. In order to calculate net cash provided by operating activities before changes in working capital, interest and taxes, the €176 million net loss for 2006 must be adjusted for financial, tax and non-cash items (primarily restructuring reserves, depreciation, amortization, impairments and provisions), net gain on disposal of non-current assets, changes in fair values and share based payments, and adjusted further for cash outflows that had been previously reserved (mainly for ongoing restructuring programs). Impairment of intangible assets, provisions, impairment losses and fair value changes represented a non-cash net charge of €657 million in 2006 (mainly related to impairment recorded in connection with discontinued product lines due to the acquisition of Nortel’s UMTS business and the business combination with Lucent), as compared with a net cash outflow of €475 million in 2005 (of which €396 million pertained to restructuring payments). The net gain on disposal of non-current assets, amounting to €134 million in 2006, was mainly due to net capital gains on fixed assets as compared with a capital gain of €310 million in 2005 mainly due to a gain of €129 million related to the merger of 33% of Alcatel Space’s satellite industrial activity with that of Finmeccanica and to a gain of €114 million upon the disposal of our holdings in Nexans and Mobilrom.

Net cash provided by operating activities was €351 million in 2006 compared to €610 million in 2005. These amounts take into account the net cash used by the increase in operating working capital, vendor financing and other current assets and liabilities, which amounted to €409 million in 2006 and €234 million in 2005. The main change between the two periods relates to the increase in cash used by other assets and liabilities and the increase in cash used due to lower working capital in 2006 than in 2005 as result of the stabilization of revenues. Interest, net and tax paid increased from €38 million in 2005 to €169 million in 2006 due to a one-time positive impact in 2005 related mainly to tax litigations.

Net Cash Provided (Used) by Investing Activities. Net cash provided by investing activities was €761 million in 2006. Excluding the impact of the cash and cash equivalents held by Lucent at acquisition date, equal to €1,391 million, net cash used by investing activities would have been €630 million in 2006 compared to €177 million in 2005. This increase in net cash used was mainly due to the acquisition of Nortel’s UMTS business for €240 million in 2006 compared to the cash proceeds of €285 million received from the disposal of consolidated and non consolidated entities in 2005 (due mainly to the merger of 33% of Alcatel Space’s satellite industrial activity with that of Finmeccanica). Cash proceeds from the sale of consolidated and non-consolidated entities in 2006 was €76 million. To a lesser extent, the change in net cash resulted from the increase in capital expenditures to €684 million in 2006 compared with €593 million in 2005.

FORM 20-F 2006     Alcatel-Lucent – 35

Back to Contents

Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities amounted to €699 million in 2006 compared to net cash used of €653 million in 2005. The primary changes were the decrease in the amount of cash received in 2006 from the issuance of short-term debt (€11 million in 2006 compared with €160 million in 2005) and the dividend payment of €219 million we made on our ordinary shares and ADSs in 2006, partially offset by the more limited use of cash to decrease our long-term debt (€516 million in 2006 compared with €805 million in 2005).

Disposed of or discontinued operations. Disposed of or discontinued operations represented net cash used of €11 million in 2006 compared with €5 million used in 2005.

Capital Resources

Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities including the revolving credit facility of €1.4 billion maturing in April 2012 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments aggregating €6,691 million as of December 31, 2006, are sufficient to fund our cash requirements for the next 12 months. Approximately €622 million of such amount is held in countries, primarily China, and is subject to exchange control restrictions. These restrictions can limit the use of such funds by our subsidiaries outside of the local jurisdiction. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

During 2007 we expect to make cash outlays for our restructuring programs of approximately €900 million, to make capital expenditures of approximately €1,050 million, including development expenditures that are capitalized and to pay dividends aggregating approximately €370 million. We repaid approximately €154 million in aggregate principal amount of our 5.625 % bonds that matured on March 12, 2007. On March 30, 2007, Lucent redeemed all of its outstanding 8% Convertible Subordinated Debentures due 2031. During 2007, depending upon market and other conditions, we may also continue our bond repurchase program in order to redeem certain of our outstanding bonds.

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

Credit Ratings. As of March 28, 2007, our credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Ba2	Not Prime	Stable	December 11, 2006	December 11, 2006
Standard & Poor’s	BB-	B	Positive	December 5, 2006	December 5, 2006

As of March 28, 2007, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Ba3 (senior unsecured)	n.a.	n.a.	December 11, 2006	n.a.
Standard & Poor’s	BB- (corporate credit rating) B+ (senior unsecured) (on Watch)	B-1	Positive	December 5, 2006	December 5, 2006

See below for ratings information on Lucent’s subordinated debt and trust securities.

Moody’s: Following the consummation of the business combination with Lucent, on December 11, 2006, Moody’s set our Corporate Family Rating as well as our senior debt at Ba2 (our rating was at Ba1 prior to the announcement in March 2006 that historical Alcatel and Lucent were in merger discussions) with a Stable outlook. The “not prime rating” for our short term debt was confirmed. At the same time, Lucent’s Corporate Family Rating was withdrawn. Lucent’s obligations continue to be rated with its senior unsecured debt at Ba3 and subordinated debt and trust securities at B2.

The rating grid of Moody’s ranges from Aaa, which is considered to carry the smallest degree of investment risk, to C, which is the lowest rated class. Our Ba2 rating is in the Ba category, which also includes Ba1 and Ba3 ratings. Moody’s gives the following definition of its Ba category, “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.”

FORM 20-F 2006     Alcatel-Lucent – 36

Back to Contents

Standard & Poor’s: Following the consummation of the business combination with Lucent, on December 5, 2006 Standard & Poor’s set our long-term corporate credit rating at BB- (our rating was at BB prior to the announcement in March 2006 that historical Alcatel and Lucent were in merger discussions) with a positive outlook. Our B short-term corporate credit rating was affirmed. At the same time, Lucent’s long-term corporate credit rating was equalized with ours at BB- with a positive outlook. Only Lucent’s senior unsecured debt ratings (which is rated B+) remained on Credit Watch with positive implication. Lucent’s subordinated debt is rated B and its trust securities are rated B-.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB- rating is in the BB category, which also includes BB+ and BB ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligors’ inadequate capacity to meet its financial commitment on the obligation.”

We can provide no assurances that our credit ratings will not be lowered in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and in reduced access to the capital markets.

Our short-term debt rating allows us limited access to commercial paper, and the non-French commercial paper market is generally not available to us on terms and conditions that we find acceptable.

At December 31, 2006, our total financial debt, gross amounted to €6,209 million (of which €3,050 million pertained to Lucent’s bonds) compared to €3,798 million at December 31, 2005.

Short-term Debt. At December 31, 2006, we had €1,161 million of short-term financial debt outstanding, which included €154 million of 5.625% Notes due March 2007 issued by historical Alcatel and €298 million of 8% Convertible Subordinated Debentures issued by Lucent (comprised of €369 million in principal amount less €71 million which was accounted for as an equity component), both of which have been repaid, and €138 million in commercial paper, with the remainder representing other bank loans and lines of credit and other financial debt and accrued interest payable.

Long-term Debt. At December 31, 2006 we had €5,048 million of long-term financial debt outstanding.

Rating Clauses Affecting our Debt. Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings.

Syndicated Facility. On November 10, 2006, the majority of the lenders participating in our €1 billion syndicated bank credit facility consented to the waivers needed to consummate the business combination with Lucent as well as the proposed disposals to Thales. Under the waiver, a clean-up period expiring on May 31, 2007 was granted, by which time we had to amend or refinance the facility to retain its availability to us. We have complied with the financial covenant that is included the €1 billion facility linked to our capacity to generate sufficient cash to repay our debt every quarter since June 2004, when the facility was established.

On April 5, 2007, we signed a €1.4 billion multicurrency syndicated revolving facility to replace the undrawn €1 billion syndicated facility historical Alcatel entered into in 2004.  This new revolving credit facility has a five-year maturity, with two possible one-year extension options. The facility will be used for general corporate purposes and to refinance both the 2004 revolving facility described above and Lucent’s U.S. $500 million revolving facility that terminated in March 2007, described below. The new facility is based on substantially the same terms and conditions as the 2004 facility, including the single financial covenant linked to our capacity to generate cash to reimburse our net debt.  This ratio will continue to be tested every quarter. The availability of this facility is not dependent upon our credit ratings. We can provide no assurance that we will be compliant with this financial covenant in the future.

Lucent letter of credit agreements. Lucent had two primary letter of credit agreements, a letter of credit issuance and reimbursement agreement and an external sharing debt agreement. The aggregate outstanding obligations under these agreements was €119 million as of December 31, 2006. The agreements terminated effective March 28, 2007. Outstanding letters of credit previously governed by these agreements remain outstanding under bilateral arrangements with the issuing banks.

Contractual obligations and off-balance sheet contingent commitments

Contractual obligations. We have certain contractual obligations that extend beyond 2007. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2006 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, capital lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated balance sheet included in this document.

FORM 20-F 2006     Alcatel-Lucent – 37

Back to Contents

	Payment Deadline
Contractual Payment Obligations	Before December 31, 2007	2008-2009	2010-2011	2012 and after	Total
In millions
Financial debt (excluding finance leases)	€1,109	€1,053	€935	€3,060	€6,157
Finance lease obligations	52	—	—	—	52
Equity component of convertible bonds	218		105	543	866
Subtotal – included in our balance sheet	€1,379	€1,053	€1,040	€3,603	€7,075
Finance costs on financial debt (1)	333	554	438	1,857	3,182
Operating leases	261	401	307	518	1,487
Commitments to purchase fixed assets	40	35	—	—	75
Other unconditional purchase obligations (2)	503	131	4	—	638
Commitments of discontinued activities (3)	9	12	8	12	41
Subtotal – not included in our balance sheet	€1,146	€1,133	€757	€2,397	€5,423
TOTAL CONTRACTUAL OBLIGATIONS (4)	€2,525	€2,186	€1,797	€6,000	€12,498

(1) To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24 of our consolidated financial statements included elsewhere herein. If all outstanding debentures at December 31, 2006 were not redeemed at their respective put dates, we would incur an additional finance cost of approximately €1,010 million until redemption at their respective contractual maturities.

(2) Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(3) Commitments of discontinued activities correspond to operating leases of €39 million and other unconditional purchase obligations of €2 million held by entities to be disposed of or contributed to Thales (see Note 3 of our consolidated financial statements included elsewhere herein).

(4) Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 25 to our consolidated financial statements for a summary of our expected contributions to these plans.

Off-balance sheet commitments and contingencies. On December 31, 2006, our off-balance sheet commitments and contingencies amounted to €3,677 million, consisting primarily of €2,234 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries (of which €780 million related to discontinued activities). Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €3,677 million is (i) approximately €414 million in customer financing provided by historical Alcatel, (ii) U.S.$27 million of loans representing customer financing by Lucent, (iii) our contingent liability pursuant to the securitization of other accounts receivable and (iv) the sale of a carry back receivable, each as described below.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

FORM 20-F 2006     Alcatel-Lucent – 38

Back to Contents

Off-balance sheet contingent commitments given in the normal course of business are as follows:

In millions	December 31, 2006	December 31, 2005
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries (1)	€1,454	€2,034
Discounted notes receivables (2)	€8	€—
Other contingent commitments (3)	€782	€624
Commitments of discontinued activities (4)	€794	€—
Subtotal – Contingent commitments (5)	€3,038	€2,658
Secured borrowings (6)	€60	€97
Guarantee in cash pooling (7)	€579	€639
TOTAL OFF-BALANCE SHEET COMMITMENTS, GUARANTEE IN CASH POOLING AND SECURED BORROWINGS (5)	€3,677	€3,394

(1) This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, €191 million as of December 31, 2006 and €216 million as of December 31, 2005 represent undertakings we provided on contracts of non-consolidated companies.

(2) This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3) Included in the €782 million are: €100 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, €90 million of commitments related to leasing or sale and leaseback transactions, €163 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and €426 million of various guarantees given by certain subsidiaries in the Group. Included in the €624 million are: €101 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, €90 million of commitments related to leasing or sale and leaseback transactions, and €430 million of various guarantees given by certain subsidiaries in the Group.

(4) Commitments of discontinued activities correspond to guarantees on third party contracts of €780 million and other contingent commitments of €14 million held by entities to be disposed of or contributed to Thales (see Note 3 of our consolidated financial statements included elsewhere herein).

(5) Excluding our commitment to provide further customer financing, as described below.

(6) The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the Contractual Payment Obligations table above in the line item “Financial debt (excluding capital leases).”

(7) This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2006 consolidated financial statements included elsewhere herein. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €2 million as of December 31, 2006 (€2 million as of December 31, 2005).

In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s 2 ¾ Series A Convertible Senior Debentures due 2023 and 2 ¾ Series B Convertible Senior Debentures due 2025 were issued, on December 29, 2006 we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

FORM 20-F 2006     Alcatel-Lucent – 39

Back to Contents

Historical Alcatel and Lucent have used, for purposes of their respective accounting, definitions of customer financing that do not have the exact same scope (the notion of customer financing is not defined in either IFRS or U.S. GAAP). Therefore, for purposes of our explanations of customer financing commitments in this annual report, we provided below a separate discussion of customer financing commitments for each of historical Alcatel and Lucent. We are currently working on harmonizing the criteria used, and should be able to discuss the customer financing provided by our Group in a unified manner in our 2007 annual report.

As of December 31, 2006, net of reserves, historical Alcatel had provided customer financing of approximately €414 million (which amount is not included in the table under “Off-balance sheet commitments and contingencies” above). This amount includes €400 million of customer deferred payments and accounts receivable, and no other financial assets. In addition, as of that date historical Alcatel had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately €105 million.

The following table summarizes Lucent’s customer financing commitments for amounts drawn and available but not drawn and committed but not available. Commitments for amounts available but not drawn and amounts committed but not available may expire without being drawn upon. The amounts drawn on these commitments are generally collateralized by substantially all of the assets of the respective creditors.

December 31, 2006
In millions USD	Total loans and guarantees	Loans	Guarantees
Drawn commitments (1)	$21.7	$21.3	$0.4
Available but not drawn (2)	11.3	6.0	5.3
Committed but not available (3)	34.5	34.5	–
TOTAL	67.5	61.8	5.7

(1) Of this amount, U.S.$0.4 million of guarantees is included in the table reflecting off-balance sheet contingent commitments discussed in “Contractual Obligations and Off-Balance Sheet Contingent Commitments” above.

(2) Of this amount, U.S.$5.3 million of guarantees is included in the table reflecting off-balance sheet contingent commitments discussed in “Contractual Obligations and Off-Balance Sheet Contingent Commitments” above.

(3) This represents financing commitments pursuant to executed agreements, where credit is not available for drawdown until certain conditions are met. This amount is included in the table reflecting off-balance sheet contingent commitments discussed in “Contractual Obligations and Off-Balance Sheet Contingent Commitments” above.

Drawn and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges facing the customer, changes in the competitive landscape and the customer’s management experience and depth. When potential problems are evident, certain mitigating actions are taken, including cancellation of commitments. Although these actions can limit the extent of our losses, we remain exposed to the extent of drawn and guaranteed amounts.

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

Securitization of Accounts Receivable. In December 2003, we entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from us representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. This special purpose vehicle is fully consolidated under IFRS. This program was temporarily frozen in December 2006, and the balance of receivables sold at December 2006 was therefore zero. Receivables sold in previous years (€61 million at December 31, 2005 and €82 million at December 31, 2004) were maintained in our consolidated balance sheet. The December 2006 freeze had no impact on our balance sheet. At December 31, 2006, the maximum amount of bank financing that we could obtain through the sale of receivables was €150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing additional financing.

Lucent’s Separation Agreements. Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, Agere Systems and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. We are not aware of any material liabilities to Lucent’s former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements included elsewhere herein. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

FORM 20-F 2006     Alcatel-Lucent – 40

Back to Contents

Lucent’s Other Commitments - Contract Manufacturers. Lucent has outsourced most of its manufacturing operations to electronic manufacturing service (EMS) providers. Two EMS providers, Celestica and Selectron, supply most of Lucent designed wireless and wireline products. Celestica has the exclusive right to manufacture and provide most of Lucent’s existing wireless products. Solectron Corporation consolidates the outsourced manufacturing of Lucent’s portfolio of wireline products. The agreements with Celestica and Solectron are for a minimum of three years, with no right to terminate for convenience. Lucent is generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they occur within the contract manufacturers’ lead-time for specific products or raw materials. These commitments were $309 million as of December 31, 2006. Sudden and significant changes in forecasted demand requirements within the lead-time of those products or raw materials could adversely affect our results of operations and cash flows.

Lucent’s Guarantees and Indemnification Agreements. Lucent divested certain businesses and assets through sales to third-party purchasers and spin-offs to its common shareowners. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Lucent remains secondarily liable for approximately $162 million of lease obligations as of December 31, 2006, that were assigned to Avaya, Agere and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 14 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Lucent is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Lucent has similar agreements with Avaya and Agere. Certain tax adjustments have been proposed or assessed subject to these tax-sharing agreements. The outcome of these other matters is not expected to have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Lucent’s Guarantees of Certain of our Debt. On March 27, 2007, Lucent issued full and unconditional guaranties of our 4.375% bonds due 2009 (the principal amount of which was €805 million on December 31, 2006), our 6.375% notes due 2014 (the principal amount of which was €462 million on December 31, 2006) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the principal amount of which was €1,022 million on December 31, 2006). Each guaranty is unsecured and is subordinated to the prior payment in full of Lucent’s senior debt and is pari passu with Lucent’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group and by a central Risk Assessment Committee, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

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

Capital Expenditures. We expect that our capital expenditures in 2007 will be approximately €1,050 million, including research and development expenditures that will be capitalized. We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility or if we are not successful in amending or refinancing this facility by May 31, 2007, we may not be able to rely on this funding arrangement to meet our cash needs.

FORM 20-F 2006     Alcatel-Lucent – 41

Back to Contents

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

Derivative financial instruments held by us at December 31, 2006 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

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

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2006 and 2005, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps.

	December 31, 2006				December 31, 2005
In millions of euros	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%
Assets
Marketable securities	1,942	1,942	10	(11)	641	641	0	0
Cash and cash equivalents (1)	4,749	4,749	0	0	4,509	4,509	0	0
Liabilities (2)
Convertible, non convertible bonds and other financial debt	(6,209)	(6,518)	(571)	495	(3,798)	(4,141)	(138)	130
Interest rate derivative	26	26	49	(46)	107	108	82	(77)
(Debt)/Cash position	508	199	(512)	438	1,459	1,117	(56)	53

(1) For bank overdrafts, the booked value is considered as a good estimation of the fair value.

(2) Over 99% of our bonds have been issued with fixed rates. At year-end 2006 and 2005, the fair value of our long-term debt was higher than its booked value due to falling interest rates.

FORM 20-F 2006     Alcatel-Lucent – 42

Back to Contents

Assumptions and Calculations

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2006.

Fair value hedge

The ineffective portion of changes in fair value hedge was a loss of €18 million at December 31, 2006 compared with a loss of €9 million at December 31, 2005 and a loss of €2 million at December 31, 2004. We did not have any amount excluded from the measure of effectiveness. There was no impact of contract cancellation in the income statement at December 31, 2006, 2005 and 2004.

Net investment hedge

We have stopped using investment hedges in foreign subsidiaries. At December 31, 2006, 2005 and 2004, there were no derivatives that qualified as investment hedges.

Equity risks

We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

We may also use derivative instruments on our shares held in treasury. Such transactions are authorized as part of the stock buy back program approved at our shareholders’ general meeting held on September 7, 2006.

Since April 2002, we have not had any derivative instruments in place on investments in listed companies or on our shares held in treasury.

Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 28 to our consolidated financial statements included elsewhere herein.

Research and Development

Expenditures. In 2006, our research and development expenditures were €1,574 million, or 12.8% of 2006 revenues before capitalization of development expenses compared to €1,544 million (11.8% of 2005 revenues).

Accounting policies. In accordance with IAS 38 “Intangible Assets,” research and development expenses are recorded as expenses in the year in which they are incurred, except for:

•

development costs, which are capitalized as an intangible asset when they strictly comply with the following criteria;

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

FORM 20-F 2006     Alcatel-Lucent – 43

Back to Contents

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

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. The provisions of SFAS 144 are required to be applied for fiscal years beginning after December 15, 2001.

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

During the year ended December 31, 2006, no trigger events occurred that would require us to reassess the carrying values of acquired technology.

Application of accounting policies to certain significant acquisitions. In accounting for, and reconciling under U.S. GAAP, our acquisitions of Lucent and the UMTS business of Nortel in 2006, Spatial in 2004, Timetra in 2003 and Genesys and Newbridge in 2000, our selected financial data stops at 2002, we allocated a significant portion of the purchase price of each acquisition to in-process research and development projects.

Set forth below is a description of our methodology for estimating the fair value of the in-process research and development of Genesys, Newbridge, Timetra, Spatial, Lucent and the UMTS business of Nortel at the time of their acquisition. We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

Genesys. At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of U.S.$100 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.

Newbridge. At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunications equipment market. The allocation of U.S.$750 million of the purchase price to these in-process research and development projects represented their estimated fair value using the methodology described above. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: switching and routing (U.S.$505 million) and access (U.S.$245 million).

Timetra. At the acquisition date, Timetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, Timetra introduced its first product, a family of service routers for next generation carrier networks. The allocation of U.S.$5.5 million of the purchase price to these in-process research and development projects represented their estimated fair values using the methodology described above.

Approximately U.S.$42 million had been spent on research and development projects as the valuation date. Costs to complete the projects were estimated at approximately U.S.$9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.

At the time of the acquisition, we expected estimated total revenues from the acquired in-process technology would peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by us.

The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Timetra were expect to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.

FORM 20-F 2006     Alcatel-Lucent – 44

Back to Contents

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

Spatial. We used the purchase method of accounting for Spatial, whereby the excess of cost over the net amounts assigned to assets acquired and liabilities assumed is allocated to goodwill and intangible assets based on their estimated fair values. Such intangible assets identified by us include U.S.$62.5 million allocated to developed technology and know how (“developed technology”) and U.S.$14.5 million allocated to in-process research and development.

At the acquisition date, Spatial was selling its distributed mobile switching solution; a centralized call server that manages call/session control for mobile voice and data services, commonly referred to as a “softswitch.” In March 2002, Spatial introduced its Atrium (TM) product, the industry’s first next-generation mobile core switch that supports 2/2 5/3G GSM and CDMA networks. The allocation of U.S.$62.5 million of the purchase price to the developed technology encompassed the call server technology.

In addition, at the time of acquisition, Spatial was developing new software functionalities that integrate UMTS (Universal Mobile Telecommunications System) and Wi-Fi technology into our wireless softswitch technology platform. It was estimated that this project had incurred approximately U.S.$4 million in costs as of the valuation date. Cost to complete the project was estimated at approximately U.S.$650,000 over four months following the acquisition. Management estimated that the project was approximately 80% complete, in the aggregate, based on development costs.

At the time of the acquisition, we expected estimated total revenues from the acquired developed technology and know how and in-process technology would peak in 2006 and 2008, respectively, and steadily decline thereafter, as other new products and technologies are introduced by Spatial.

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

Lucent. At the acquisition date, Lucent was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies for the telecommunications equipment market. The nature of the additional efforts required to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and further testing activities necessary to determine whether the technologies can meet market expectations, including functionality and technical requirements.

The methodology we used to allocate the purchase price to in-process research and development is determined through established valuation techniques. The income approach was the primary valuation method employed; this approach discounts expected future cash flows related to the projects to present value. The discount rates used in the present value calculations are typically based on a weighted-average cost of capital analysis, venture capital surveys and other sources where appropriate. Adjustments were made to reflect the inherent risk of the developmental assets. The cost approach also was employed in selective cases of in-process research and development, which entails estimating the cost to recreate the asset. We consider the pricing models related to the acquisition to be standard within the telecommunications industry.

The key assumptions employed in both approaches consist primarily of an expected completion date for the in-process projects; estimated costs to complete the projects; revenue and expense projections; and discount rates based on the risks associated with the development lifestyle of the in-process technology acquired. We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

The acquisition of Lucent resulted in the allocation of approximately U.S.$581 million of the purchase price to in-process research and development. In-process research and development was expensed under U.S. GAAP upon acquisition because no future alternative uses exist. Under IFRS, an impairment charge of U.S.$123 million was accounted for as restructuring costs in December 2006 in connection with the discontinuance of certain product lines. The development of these technologies remains a significant risk due to the remaining efforts to achieve technological feasibility, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

UMTS business of Nortel. Nortel has spent over U.S.$1.0 billion in the past five years on the development of the UMTS technology assets. The technology is based on current standards and architectures and is designed to allow for future enhancements. Royalty rate data was reviewed for contemporary transactions in the telecommunications transmission technology market and wireless-related protocol market. The relevant range of royalty rate was 4.0% to 6.0%.

FORM 20-F 2006     Alcatel-Lucent – 45

Back to Contents

For the analysis performed, a royalty rate of 6.0% was considered appropriate to reflect the specific characteristics of the acquired UMTS technology. Certain of the comparable transactions reviewed involved restricted licenses arrangements (limited geography, markets, etc.) that would underestimate true ownership value. Additionally, our and Nortel’s management both considered the Nortel UMTS technology as more mature and superior to our existing products. The majority of our UMTS technology platform going forward will be comprised of Nortel UMTS assets. The acquired UMTS-developed technology was expected to contribute meaningfully to revenue generation for approximately seven years. The technology may contribute to the forthcoming long term evolution (4G) products beyond seven years, but it was unclear at the valuation date what role, if any, the acquired assets will play. The resulting cash flows were discounted to present value using a rate of 18.0% based on the UMTS technology’s relative risk profile and position in its technology cycle. The present value associated with UMTS technology assets (including in process research and development) was €127 million.

In order to allocate this aggregate value to developed technology and in-process research and development, the expected contribution to cash flows for the in-process research and development was estimated and used as a factor for allocating its share of the total UMTS value. The remaining value was ascribed to the acquired developed technology and know how. The contribution of in-process research and development was estimated based on the relative research and development costs incurred on the identified projects to the total research and development spent on the overall UMTS platform while in development at Nortel. UA 5.0 and UA 6.0 UMTS projects were identified as in-process at the valuation date. Nortel has spent approximately U.S.$130 million to date on the current research and development projects. The UA 5.0 and UA 6.0 in-process research and development projects have incurred U.S.$24.4 million and U.S.$0.2 million in development expenses, respectively, in 2005. Expenses incurred in 2006 were U.S.$102.7 million and U.S.$2.1 million, respectively.

UMTS development efforts over the last five years can be characterized by a period of three years of development of base UMTS technology, followed by two years of higher value, differentiating product technology (including UA 5.0 and UA 6.0 technologies). As such, UA 5.0 and UA 6.0 development expenses were value-adjusted to reflect their higher contribution to the overall technology platform than the base technology components. The combined value-adjusted research and development spent as of the valuation date was estimated at approximately U.S.$188 million. Given an estimate of U.S.$1.0 billion incurred on the UMTS technology platform since its inception, the in-process research and development represented 18.8% of the total spent. In-process research and development has therefore been valued at U.S.$30.5 million (€24 million).

Item 6. Directors, Senior Management and Employees

In accordance with French company law governing a société anonyme, our business is managed by our board of directors (including its Chairman) and by our Chief Executive Officer.

Board of Directors

The following table sets forth, as of March 31, 2007, the following information for each of our directors: name, age, year of election to the board, year in which the term on the board expires, principal business activities performed outside of Alcatel-Lucent (including other principal directorships) and the number of our securities owned.

Name	Age	Year Initially Appointed to board	Year Term Expires	Principal Business Activities Outside of Alcatel-Lucent	Number of Securities Held
Serge Tchuruk	69	1995*	2010	Director of Thales and Total; Director of École Polytechnique, and Member of the Supervisory Board of Alcatel Deutschland GmbH	236,150 ordinary shares 212 units FCP 2AL(1)
Daniel Bernard	61	1997*	2010	Director of Cap Gemini; Chairman of Provestis; Deputy Chairman of Kingfisher	141,125 ordinary shares
W. Frank Blount	68	1999*	2010	Chairman of JI Ventures Inc. and TTS Management Corp.; Director of Entergy Corporation, Caterpillar Inc., Adtran Inc. and Hanson Plc	3,668 ADSs
Jozef Cornu	62	2000*	2010

Chairman of Alcatel Bell NV; Member of the Supervisory Board of
Alcatel-Lucent Deutschland AG and of Alcatel Deutschland GmbH;
Director of Barco, KBC, Agfa Gevaert, Arinso International and Essensium; Chairman of the Information Society Technologies Advisory Group of the European Commission

					20,500 ordinary shares 1,763 FCP 2AL
Linnet F. Deily	61	2006	2010	Director of Chevron Corporation and Honeywell International Inc.	9,618 ADSs

FORM 20-F 2006     Alcatel-Lucent – 46

Back to Contents

Name	Age	Year Initially Appointed to board	Year Term Expires	Principal Business Activities Outside of Alcatel-Lucent	Number of Securities Held
Robert E. Denham	61	2006	2010

Director of Chevron Corporation, Wesco Financial Corporation, Fomento Economico Mexicano SA de CV; Vice Chairman of Good Samaritan Hospital of Los Angeles; Chairman of Financial Accounting Foundation; Partner of Munger, Tolles & Olson LLP; Director of New School University, Russell Sage Foundation and John D. and Catherine T. MacArthur Foundation: Member of the Board of the United States Trust Company and its wholly-owned banking subsidiary United States Trust Company N.A.

				43,840 ADSs
Edward E. Hagenlocker	67	2006	2010	Director of Air Products and Chemicals, American Standard Companies, Inc. and AmeriSource Bergen Corporation	20,585 ADSs
Jean-Pierre Halbron	70	1999*	2010	Director of Électro Banque	28,670 ordinary shares 2,002 units FCP 2AL (1)
Sylvia Jay**	60	2006	2009

Director of Saint Gobain; Vice Chairman of L’Oréal UK Ltd.; Chairman of Food For Britain; Director of Lazard Limited; Chairman of the Pilgrim Trust; Trustee of the Prison Reform Trust and of the Entente Cordiale Scholarships Scheme

				500 ordinary shares
Karl J. Krapek	58	2006	2010	Director of Delta Airlines, Inc., Visteon Corporation, The Connecticut Bank and Trust Company and Prudential Financial Inc.	36,570 ADSs
Daniel Lebègue	63	2003*	2010	Director of Crédit Agricole SA, SCOR and Technip; Chairman of the Institut Français des Administrateurs, Transparency International and the Institut d’Études Politiques (Lyon): Director of SCOR US	500 ordinary shares
Patricia F. Russo	54	2006	2010	Director of Schering-Plough Corp.	539,329 ADSs
Henry B. Schacht	72	2006	2010	Director of ALCOA Inc.; Trustee of the Metropolitan Museum of Art	225,589 ADSs
Jean-Cyril Spinetta**	63	2006	2009	President and CEO of Air France-KLM and Société Air France; Director of Saint Gobain and Unilever; Permanent Representative of Air France-KLM to the Board of Directors of Le Monde des Entreprises	2,500 ordinary shares
Thierry De Loppinot***	63	1997*	2008	Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL)	7,094 ordinary shares 5,490 units FCP 2AL (1)
Jean-Pierre Desbois***	53	2006	2008	Member of the Supervisory Board of Actionnariat Alcatel Lucent mutual fund (FCP 2AL)	1,511 units FCP 2AL (1)

* Refers to year of appointment to the historical Alcatel board.

**At the November 30, 2006 meeting of our board, Sylvia Jay and Jean-Cyril Spinetta were appointed as directors; this appointment is subject to ratification at our ordinary general meeting of shareholders to be held on June 1, 2007.

***Mr. De Loppinot and Mr. Desbois are censeurs (i.e. board observers with similar rights as the other directors, except for the right to vote).

(1) FCP 2AL is the unit trust of our employees governed by Article 20 of French law dated December 23, 1988. Our articles of association and bylaws require that two members of our board be employed by us, and that they participate in a FCP at the time of their appointment to our board and during their terms in office as directors.

The following tables set forth the amount of compensation paid by us or, where indicated by footnote (1), by Lucent, during 2006 to each of the individuals who were, during 2006, members of the board of directors of historical Alcatel or Alcatel-Lucent, in connection with such person’s service as a director and, if applicable, an executive of historical Alcatel or Alcatel-Lucent.

Historical Alcatel (Directors no longer on the Board as of November 30, 2006)

Director	Amount
Philippe Bissara	€56,328
David Johnston	41,553
Pierre-Louis Lions	47,250
Peter Mihatsch	28,517
Bruno Vaillant	47,250
Marc Viénot	58,227

FORM 20-F 2006     Alcatel-Lucent – 47

Back to Contents

Alcatel-Lucent (Members of the Board as of November 30, 2006)

Director	Amount
Daniel Bernard	€70,684
W. Frank Blount	50,631
Jozef Cornu	45,352
Linnet F. Deily	131,411(1)
Robert E. Denham	151,322(1)
Edward E. Hagenlocker	143,358(1)
Jean-Pierre Halbron	47,250(2)
Sylvia Jay	0
Karl J. Krapek	135,393(1)
Daniel Lebègue	59,708
Henry B. Schacht	131,411(1)
Jean-Cyril Spinetta	0
Jean-Pierre Desbois (censeur – board observer)	0
Thierry De Loppinot (censeur – board observer)	47,250
Patricia Russo	1,894,546(3)
Serge Tchuruk	8,187,464(4)

(1)  Compensation paid by Lucent. Attendance fees allocated to directors of Lucent were paid in cash or in shares, at the election of the director, but in any event at least 50% in shares.

(2)  In addition, Mr. Halbron received €3,118 in directors fees from our subsidiary, Electro Banque.

(3)  Compensation paid by Lucent. Please see “Compensation — Patricia Russo” below for an explanation of this amount.

(4)  Please see “Compensation — Serge Tchuruk” below for an explanation of this amount.

Attendance Fees

The total annual attendance fees allocated to directors was set at €600,000, which amount was approved at our shareholders’ meeting held on May 16, 2000. The allocation of attendance fees, as approved by the board, is set forth in the internal rules of the board. As determined by our board on November 30, 2006, the Chairman is entitled to receive twice the amount of attendance fees paid to other members of our board, taking into account the remuneration attributed to the two employee representatives ("censeurs") on our board who serve on our board as required under French law and in accordance with Article 14 of our bylaws.

The following provisions regarding the board attendance fees remain unchanged:

•

the attendance fees are divided into two equal parts, a fixed portion equally shared among the members of the board and a variable part depending on their attendance at board meetings and meetings of the committees on which they serve; and

•

payments are made in two installments: after the annual general meeting of our shareholders and at the end of the year.

The total amount of attendance fees paid out in 2006 was €600,000. From January 1 until November 30, 2006, the Chairman and Chief Executive Officer (both titles were held by Serge Tchuruk) was not entitled to attendance fees. Beginning December 1, 2006, only our Chief Executive Officer is not entitled to attendance fees.

At a meeting held on November 30, 2006, our board of directors evaluated the independence of its members and determined that 11 of its members (representing more than half of the members of the board) are independent under the independence criteria set by the board and those set by The New York Stock Exchange. These members are Daniel Bernard, W. Frank Blount, Linnet F. Deily, Robert E. Denham, Dr. Edward E. Hagenlocker, Jean-Pierre Halbron, Lady Sylvia Jay, Karl J. Krapek, Daniel Lebègue, Henry B. Schacht and Jean-Cyril Spinetta.

Senior Management

As a result of the business combination with Lucent, we formed a Management Committee that is responsible for implementing our board of directors’ strategic policies, deciding and coordinating our management policies and our policies for allocating resources to our various operating segments. The table below sets forth, as of March 30, 2007, certain information for our senior executives who are members of this committee.

FORM 20-F 2006     Alcatel-Lucent – 48

Back to Contents

Name	Age	Current Position and Year Appointed to Management Committee
Patricia Russo	54	Chief Executive Officer (2006)
Jean-Pascal Beaufret	56	Chief Financial Officer (2006)
Frank D’Amelio	49	Chief Administrative Officer and Senior Executive Vice President of Integration (2006)
Étienne Fouques	58	President of the Carrier Business Group (2006)
Claire Pedini	41	Senior Vice President, Corporate Human Resources and Communications (2006)
Michael Quigley	54	President, Science, Technology and Strategy (2006)

There are no family relationships between any of our directors or senior executives. No director or senior executive was elected or appointed as a result of any arrangement or understanding with any third party. However, in connection with the business combination with Lucent, historical Alcatel and Lucent agreed that our board of directors would be comprised of 14 members: (i) five members from historical Alcatel’s board of directors, (ii) five members from Lucent’s board of directors, (iii) Serge Tchuruk (who was the Chairman of the Board of Directors and Chief Executive Officer of historical Alcatel), (iv) Patricia Russo (who was the Chairman of the Board of Directors and Chief Executive Officer of Lucent), and (v) two Europeans (one of whom is French), who historical Alcatel and Lucent would agree upon, who qualify as independent directors. In addition to these members, there are two employee representatives ("censeurs"), who serve on our board as non-voting observers at the meetings of our board of directors. As of December 31, 2006, none of our senior executives owned more than one percent of the total outstanding number of our ordinary shares.

Compensation

Senior Management. The information provided in this section describes compensation received in 2006 by the following persons: (i) Serge Tchuruk, as Chairman and Chief Executive Officer of historical Alcatel until November 30, 2006 and as Chairman of Alcatel-Lucent beginning December 1, 2006; (ii) Patricia Russo, as our Chief Executive Officer beginning December 1, 2006; (iii) members of historical Alcatel’s executive committee from January 1, 2006 until November 30, 2006 and (iv) members of our management committee from December 1, 2006 until December 31, 2006. This group is comprised of 15 individuals and we refer to this group as the “Current and Historical Senior Executive Group.” From January 1, 2006 until November 30, 2006 (unless otherwise indicated), the members of the executive committee of historical Alcatel were: Serge Tchuruk, Michael Quigley, Jean-Pascal Beaufret, Hubert de Pesquidoux(1), Etienne Fouques, Olivier Houssin, Claire Pedini, Olivier Picard(1), Michel Rahier(1), Christian Reinaudo, Marc Rouanne(1), and (from January 1 to April 2, 2006) Jacques Dunogué and also (from April 27, 2006 to November 30, 2006) Frédéric Rose. The individuals whose names are followed by the notation “(1)” were members from April 2, 2006 to November 30, 2006).

For the year ended December 31, 2006, the aggregate amount of compensation and benefits (such as extension bonuses, expatriate allowances and housing allowances), excluding exceptional items, that we paid to the Current and Historical Senior Executive Group, for services in all capacities, was €12.1 million (compared with €14 million in 2005). These amounts are computed pro rata to take into account the length of the individual’s participation on the aforementioned committees. The exceptional items for the Current and Historical Senior Executive Group, which was comprised of severance payments resulting from contractual commitments during 2006, amounted to €7.5 million for 2006, as compared to €5.3 million in 2005.

The compensation for the Current and Historical Senior Executive Group (excluding Ms. Russo and Mr. D’Amelio for 2006) consists of both a base salary and a bonus, which is determined based partly on our performance and partly on the executive’s performance, pursuant to criteria reviewed by the nomination and compensation committee of our board of directors prior to November 30, 2006 and, following such date, by the compensation committee.

During 2006, the bonuses for the members of the Current and Historical Senior Executive Group (excluding Ms. Russo and Mr. D’Amelio) were based on our net income and our working capital needs for 2005. Of the total compensation paid to the Current and Historical Senior Executive Group in 2006, €6.6 million was paid in base salary and €5.5 million was paid in bonus, which bonus represents 45.5% of their total salary. The criteria applicable by Lucent for 2006 to Ms. Russo, Mr. D’Amelio and many other employees of Lucent were based on Lucent’s operating income and revenue performance and the individual’s performance.

The bonus to be paid in 2007 with respect to 2006 will be based on whether the Company’s revenue, net profit after minority interests and net change in free cash flow met certain targeted levels.

Directors’ fees that members of the Current and Historical Senior Executive Group received from various companies as a result of their employment with us are deducted from their salary. Our directors and the Current and Historical Senior Executive Group did not exercise any stock options of historical Alcatel or of Alcatel-Lucent in 2006.

Serge Tchuruk. The aggregate remuneration (fixed and variable) paid to Mr. Tchuruk in 2006 with respect to his positions as our Chairman and Chief Executive Officer was €2,502,704, excluding exceptional items (compared to €2,839,363 in 2005). The pro rata portion of Mr. Tchuruk’s fixed annual compensation, until November 30, 2006, was €1,397,449. Mr. Tchuruk’s variable compensation (indexed to net profit, excluding amortization of goodwill and after deducting minority interests) paid in 2006 with respect to 2005 was €1,105,255.

FORM 20-F 2006     Alcatel-Lucent – 49

Back to Contents

The amount of variable remuneration to be paid in 2007 in respect of Mr. Tchuruk’s position as Chairman and Chief Executive Officer in 2006 was €244,554. This amount was determined by applying the same criteria as those applicable to all of historical Alcatel’s senior executives for 2006, namely 30% of such variable remuneration was based on the Company’s obtaining a targeted level of revenues, 40% was based on the Company’s obtaining a targeted level of net profit after minority interests and 30% was based on the Company’s obtaining a targeted level of net change in free cash flow, each measured on a proforma basis without giving effect to the business combination with Lucent or the transfer of certain businesses to Thales.

Upon Mr. Tchuruk’s appointment in 1995 as our Chairman and Chief Executive Officer, we agreed to pay Mr. Tchuruk, upon termination of his employment as our Chief Executive Officer, an amount equal to two times the average of his highest remuneration during two out of five years immediately preceding the termination of his employment as Chief Executive Officer. On November 30, 2006, when Mr. Tchuruk ceased to be our Chief Executive Officer, the nomination and compensation committee determined that such amount aggregated €5,675,540. Due to the benefits Mr. Tchuruk accrued pursuant to a supplementary pension plan for our executives, as well as the benefits he accrued prior to his employment with the Group, we will not need to make any payments pursuant to a guarantee that our board of directors gave Mr. Tchuruk that his retirement benefits would equal, on an annual basis, 40% of the average of his two highest total annual remunerations during the five years preceding his ceasing to be our Chairman and Chief Executive Officer.

As Chairman, Mr. Tchuruk will not receive any compensation, except for director’s attendance fees earned as Chairman and as a member of certain board committees. At a board meeting held on November 30, 2006, our board authorized Mr. Tchuruk to receive twice the amount of attendance fees as those earned by other members of the board, taking into account remuneration attributed to the two censeurs in accordance with Article 14 of our bylaws. No attendance fees were paid to him for December 2006. He also is entitled to a company car, a driver and a secretary and, consistent with the policy applicable to all historical Alcatel retiring employees the options granted to him during the course of his employment with the Company will continue to vest in accordance with the terms thereof.

Patricia Russo. Ms. Russo was appointed by our board as Chief Executive Officer on November 30, 2006. Beginning January 1, 2007, Ms. Russo’s fixed annual compensation is €1.2 million. The variable component of her compensation depends upon the achievement of certain performance objectives. At a meeting held on March 28, 2007, the board set the same criteria for her variable compensation as are applicable to all of our senior executives and to many of our executives for 2007, namely 50% of such variable remuneration is based on the Company’s obtaining a targeted level of revenues, 25% is based on the Company’s obtaining a targeted level of net profit after minority interests and 25% is based on the Company’s obtaining a targeted level of net change in free cash flow.

Ms. Russo will also receive a housing allowance for her Paris residence, a company car and a driver. She will not receive any directors’ attendance fees for attending meetings of our board or committees thereof.

In 2006, Ms. Russo received €1,894,546 in total compensation from Lucent pursuant to the terms of Ms. Russo’s employment agreement with Lucent.

For 2006, as Chairman and Chief Executive Officer of Lucent, Ms. Russo’s remuneration consisted of a fixed component, a variable component, participation in a profit-sharing plan and stock options. The fixed portion of Ms. Russo’s compensation for 2006 (including December, the month in which she became our Chief Executive Officer) was €955,718. For the period between October 1, 2005 and September 30, 2006, Ms. Russo received variable compensation totaling €527,238 representing 37% of the target bonus for that period. The criteria for awarding the variable portion of Ms. Russo’s compensation were based on Lucent’s operating income and revenue and her individual performance. The three-month period of October 1 through December 31, 2006 included two months of Lucent's 2007 fiscal year (October and November) before the merger closed and one month of Alcatel-Lucent's calendar year (December) after the merger closed. In view of the difficulty of accessing performance during this transition period and since annual compensation increases that periodically had been awarded in October would not take place, the Lucent Leadership Development and Compensation Committee approved a bonus pool in an amount equal to 100% of the target amount, pro rated for the three-month period. This bonus pool was then allocated to some employees based on their individual performance, particularly with respect to their contribution to the consummation of the merger. In accordance with the Committee's determination for Ms. Russo, she was awarded €375,916 (representing approximately 26% of Ms. Russo's annual target), which will be paid in July 2007.

Lucent's long-term incentive programs for approximatly 1,000 of its employees, including Lucent's Chief Executive Officer, were terminated as of the closing date of our business combination. In accordance with agreements governing these programs, based on the original timetable and the terms and conditions applicable to such bonuses, Lucent accrued the earnings-based bonuses in full in respect of Lucent's full fiscal years ended prior to the closing of the business combination on November 30, 2006, and pro-rata for the period between October 1, 2006 (the commencement of Lucent's fiscal year) and November 30, 2006, based on the target performance levels for fiscal 2007. In addition, Lucent awarded its employees a special stock option grant to partially address the lost opportunity arising from the early termination of the plans.

Accordingly, Ms. Russo received in 2006 the following amounts:

(i) in respect of Lucent's 2004-2006 performance cycles, a payment of €371,668; (ii) in respect of Lucent's 2005-2007 and 2006-2008 performance cycles the grant of 135,353 restricted stock units vesting over two years or less; and (iii) the grant of options to purchase 390,400 ordinary shares at an exercise price of €9.349 per share which shall vest 25% per year over four years.

FORM 20-F 2006     Alcatel-Lucent – 50

Back to Contents

Cash compensation paid to Ms. Patricia Russo by Lucent

In euros *	2006	2005**	2004 **
Fixed remuneration	955,718	955,718	955,718
Variable remuneration	527,238	1,553,042	2,349,474
Long-Term incentive plan ***	371,668	2,266,114	-
Other remuneration	25,327	41,904	36,441
Benefits in kind	14,595	60,389	25,393

* Conversion rate: € 1.00 = U.S.$ 1.2556.

** Lucent ‘s fiscal year was from October 1st to September 30th.

*** Amounts reflect cash payment for the three-year performance cycles that ended in 2005 and in 2006; a portion of the incentive payment for each of these performance cycles was paid to Ms. Russo in the form of restricted stock units.

Severance pay. Our board, at its meeting held on November 30, 2006, acknowledged the renewal by us of the Lucent Officer Severance Policy governing severance pay awarded to Ms. Russo if she ceases to be Chief Executive Officer.In this context, she will be entitled to the benefits established for dismissal of certain of Lucent’s corporate officers as set out in the Lucent Officer Severance Policy, amounting to payment of two years of total annual remuneration (including fixed and variable pay) which applies in the event of dismissal without cause, following a change of control, or resignation for cause. The policy stipulates that remuneration will continue to be paid for a two-year period known as the continuation period, as well as payment of a bonus based on achievement of annual objectives, such bonus to be paid in each December during the continuation period. Furthermore, this continuation period and the corresponding remuneration are included in the calculation of age, length of service and remuneration on which pension benefits are based. Ms Russo’s severance pay package will be presented to our shareholders for approval at our annual shareholders meeting to be held on June 1, 2007. The various social and pension benefits and benefits in kind will also continue during the continuation period.

Other benefits. Our board also acknowledged that our Chief Executive Officer will be entitled to the same benefits as all employees of Lucent calculated on the basis of her fixed and annual variable pay from the Group. Such benefits include Lucent’s pension plan and disability plans. See "Share Ownership" for a discussion of the options granted to Ms. Russo in 2007. During 2008, the board may grant bonus shares (subject to such grants being authorized at our shareholders’ meeting), on the basis of performance targets to be determined by the compensation committee.

As a result of Ms. Russo’s 2002 hiring agreement with Lucent, she has a vested pension of the greater of U.S.$740,000 per year or the amounts calculated under the Lucent Retirement Income Plan covering U.S. salaried employees generally. Under that pension plan, benefits are equal to 1.4% of the sum of a participant’s (a) average annual pay for the five years ended December 31, 1998 (excluding the variable pay award paid in December 1997) multiplied by the number of years of service through that date, (b) pay after 1998, and (c) variable pay award paid in December 1997. Average annual pay includes fixed and variable pay which, for Ms. Russo, includes all such payments from the Group.Ms. Russo also has company-provided life insurance coverage.

Pension and retirement accruals

The aggregate amount of the benefit obligation related to pension, retirement, or similar benefits for our directors listed in the first table under the heading "Board of Directors" above and our senior executives listed in the table under the heading "Senior Management" above, as a group, as of December 31, 2006, was approximately €53.1 million. The corresponding amount of pension reserve accounted for, taking into account plan assets and unrecognized actuarial loss/gain amounted to €30.5 million as of December 31, 2006.

Committees of the Board

During the November 30, 2006 meeting of our new board of directors, the board adopted new internal rules for the board, which established four committees of the board and outlined each committee’s powers, duties, responsibilities and operating methods.

Audit and Finance Committee

Prior to the business combination with Lucent, historical Alcatel’s board of directors had an audit committee. This committee consisted of three members: Daniel Lebègue, chairman of the committee, Marc Viénot and Daniel Bernard. After the Lucent transaction, our new board of directors established the audit and finance committee, which consists of four members: Robert E. Denham, chairman of the committee, Jean-Pierre Halbron, Daniel Lebègue, and Karl J. Krapek. Our board has determined that each of the members of the audit committee is “independent” under the applicable rules promulgated by the Securities and Exchange Commission and by The New York Stock Exchange. Similar to historical Alcatel’s audit committee, our audit and finance committee reviews our accounting standards and methods, internal control procedures for collecting and controlling financial information, significant risks, off-balance sheet obligations, as well as any other financial or accounting matter that is submitted to the committee by our Chief Executive Officer or Chief Financial Officer. It selects our auditors and determines which engagements, in addition to auditing our accounts, will be undertaken by such auditors. The committee regularly examines the operation and organization of our Internal Audit Group, including the scheduling of its audits and its main reports. It also assesses the risks to which our company may be exposed. For more information regarding the audit and finance committee’s policies and procedures for the appointment of outside auditors, see Item 16C. — “Principal Accounting Fees and Services.”

FORM 20-F 2006     Alcatel-Lucent – 51

Back to Contents

Corporate Governance and Nominating Committee

Prior to the business combination with Lucent, historical Alcatel’s board of directors had a nomination and compensation committee. This committee consisted of three members: Daniel Bernard, chairman of the committee, Philippe Bissara and W. Frank Blount. After the Lucent transaction, our new board of directors established the corporate governance and nominating committee, which has responsibility for a portion of the responsibilities of the prior nomination and compensation committee. The corporate governance and nominating committee consists of five members: Daniel Bernard, chairman of the committee, Linnet Deily, Frank Blount, Henry Schacht and Jean-Cyril Spinetta. Our board of directors has determined that each of the members of the corporate governance and nominating committee is “independent” as such term is defined under the applicable rules of The New York Stock Exchange. The corporate governance and nominating committee studies issues relating to the composition, organization and operation of our board of directors and its committees to identify and make proposals to the board regarding individuals qualified to serve as our directors and on committees of our board of directors. It also defines the corporate nomination and compensation principles applicable to our company, and examines the succession plans for our Chief Executive Officer as well as our other senior executives.

Compensation Committee

As discussed above in “Corporate Governance and nominating Committee,” prior to the business combination with Lucent, historical Alcatel’s board of directors had a nomination and compensation committee. After the Lucent transaction, our new board of directors established a compensation committee, which currently consists of four members: Dr. Hagenlocker, chairman of the committee, Linnet Deily, Lady Jay and Jean-Pierre Halbron. Our board of directors has determined that each of the members of this committee are “independent” as such term is defined under the applicable rules of The New York Stock Exchange. The compensation committee is responsible for determining the compensation of our company’s main senior executives and officers. It also establishes our policy on allotting stock options and granting bonus shares and capital increases reserved for employees.

Strategic and Investments Committee

Prior to the business combination with Lucent, historical Alcatel’s board of directors had a strategic committee. This committee consisted of three members: Serge Tchuruk, chairman of the committee, Pierre-Louis Lions and Peter Mihatsch. After the Lucent transaction, our new board of directors established a strategic and investments committee that currently consists of four members: Serge Tchuruk, chairman of the committee, Jozef Cornu, Dr. Hagenlocker and Henry Schacht. Our board of directors has determined that Dr. Hagenlocker and Mr. Schacht are “independent” as such term is defined under the applicable rules of The New York Stock Exchange. The strategic and investment planning committee examines our strategic orientations and investments. It examines associated internal reorganization plans and investments/divestments. The committee also monitors the integration of historical Alcatel and Lucent.

Statement of Business Principles, Ethics Committee, Code of Ethics and Chief Compliance Officer

Our Statement on Business Practices, adopted in 1997 and revised and renamed “Statement of Business Principles” in December 2006 following the Lucent business combination, is a code of conduct that defines our vision of appropriate business behavior. It covers many areas, from business ethics and corporate governance to human rights and environmental concerns. Our Statement of Business Principles provides that our policy is to conduct our worldwide operations in accordance with the highest business ethical standards, to comply with the laws of the countries in which we operate and to be a good corporate citizen.

We established an Ethics Committee to ensure our compliance with the Statement. The committee was comprised of members of our management and was chaired by a member of the board of directors. The Ethics Committee reported directly to the Chairman and Chief Executive Officer, was empowered to call an internal audit and was in place until November 30, 2006.

In addition, in 2004, our board of directors adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and Corporate Controller.

In early 2006, we appointed a Chief Compliance Officer, reporting directly to the Chairman and Chief Executive Officer (and after December 1, 2006, to the Chief Executive Officer). The Chief Compliance Officer is charged with overseeing regulatory compliance according to international laws and standards and our corporate governance and business practices.

After the business combination with Lucent, the major part of the work of the Ethics Committee was taken over by a newly formed Compliance Council comprised of nine senior members of our management. A new Chief Compliance Officer was appointed, and she is assisted by a team of full-time employees.

Employees

At December 31, 2006, we employed 89,370 people worldwide compared with 57,699 at December 31, 2005 and 55,718 at December 31, 2004. The tables below show the geographic locations and the business segments in which our employees worked (i) at December 31, 2006 based on the business segments that we instituted on December 1, 2006 and (ii) at December 31, 2005 and 2004, based upon historical Alcatel’s business segments prior to December 1, 2006 (after taking into account the discontinuance in 2004 of our optical fiber, mobile phones and electrical power systems businesses). Employees related to the businesses to be transferred to Thales are included in the tables below, as these business were not yet transferred as of December 31, 2006. As we continue to implement our integration plan during 2007, some of our employees listed in the tables for 2006 may be reallocated between segments.

FORM 20-F 2006     Alcatel-Lucent – 52

Back to Contents

Total number of employees and the breakdown of this number by business segments is determined by taking into account all of the employees at year-end who worked for fully consolidated companies and a percentage of those employees at year-end who worked for subsidiaries consolidated using proportionate consolidation based on the percentage of interest in such companies (see Note 36 to our consolidated financial statements included elsewhere herein).

	Fixed Communications	Mobile Communications	Private Communications	Other	Total Group
2004	18,446	15,350	21,367	555	55,718
2005	17,311	17,700	22,138	550	57,699
	Carrier	Enterprise	Services	Other	Total Group
2006	45,444	6,026	28,080	9,819	89,370(1)

(1) Including 1,631 employees from Nortel in connection with the acquisition of Nortel’s UMTS technologies as of December 29, 2006, 29,861 employees from Lucent in connection with the business combination of Lucent as of December 1, 2006 and 8,862 employees that are part of the businesses to be transferred to Thales as described in Note 3 of our consolidated financial statements.

The breakdown by geographical areas gives the headcount of employees who worked for fully consolidated companies and companies in which we own 50% or more of the equity. The impact of taking into account the headcount of subsidiaries consolidated using proportionate consolidation only for the percentage of interests in these entities is isolated in the “proportionate consolidation impact” column. The impact is related to the joint ventures with Finmeccanica in the space business, which will be contributed or transferred to Thales as explained in Note 3 to our 2006 consolidated financial statements included elsewhere in this annual report.

	France	Other Western Europe	Rest of Europe	Asia Pacific	USA	Rest of World	Proportionate Consolidation Impact	Total Group
2004	16,161	16,190	1,517	8,338	6,026	7,486	---	55,718
2005	16,037	17,114	2,037	9,109	6,181	9,167	(1,946) (1)	57,699
2006	17,071	20,632	3,108	14,589	23,647	12,219	(1,896)(2)	89,370

(1) This consolidation impact is a reduction of 1,362 in our employee headcount in France and a reduction of 584 in the rest of Europe.

(2) This consolidation impact is a reduction of 1,411 in our employee headcount in France and a reduction of 485 in the rest of Europe.

Membership of our employees in trade unions varies from country to country. Although differing from country to country, we believe that relations with our employees are satisfactory. The average number of temporary workers during 2006 was approximately 1,855.

Share Ownership

Directors and Senior Executives

Our articles of association and bylaws provide that each of our directors must own at least 500 of our ordinary shares. As of December 31, 2006, none of our directors or members of our management committee beneficially owned, or held options to purchase, 1% or more of our ordinary shares. During 2006, no options to purchase our ordinary shares or ADSs were exercised by our directors or senior executives.

Shares. As of December 31, 2006, our directors, including directors who were also members of our management committee, and the other members of our management committee, as a group, beneficially held an aggregate of 1,411,457 ordinary shares (including ADSs) and 15,034 FCP 2AL interests.

Options. As of December 31, 2006, our directors listed in the table under the heading “Board of Directors” above and our senior executives listed in the table under the heading “Senior Management” above, as a group, beneficially owned the following options (granted by historical Alcatel or Alcatel-Lucent (excluding options granted under Lucent’s option plans):

•

for 775,000 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2000 at an exercise price of €48 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•

for 15,000 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2000 at an exercise price of €65 per share expiring on December 31, 2005 or 2007, depending on whether the beneficiary is an employee of a company with a registered office in France;

•

for 784,900 ordinary shares granted pursuant to a share subscription plan approved by our board in March 2001 at an exercise price of €50 per share expiring on March 6, 2009;

FORM 20-F 2006     Alcatel-Lucent – 53

Back to Contents

•

for 884,300 ordinary shares granted pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of €20.80 per share expiring on December 18, 2009;

•

for 150 ordinary shares granted to those persons who participated in our March 2000 and March 2001 capital increases, pursuant to a share subscription plan approved by our board in December 2001 at an exercise price of €20.80 per share expiring on December 31, 2005 or 2006, depending on whether the beneficiary is an employee of a company with a registered office in France;

•

for 776,200 ordinary shares granted pursuant to share subscription plans approved by our board in March 2003 at an exercise price of €6.70 per share expiring on or prior to March 6, 2011;

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

•

for 781,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2004 at an exercise price of €13.20 per share expiring on or prior to March 9, 2012;

•

for 291,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2005 at an exercise price of €10 per share expiring on or prior to March 9, 2013; and

•

for 305,000 ordinary shares granted pursuant to share subscription plans approved by our board in March 2006 at an exercise price of €11.70 per share expiring on or prior to March 7, 2014.

As a result of a grant by our board at its meeting on March 28, 2007, members of the management committee received an aggregate of 1,940,000 stock options, representing 4.8% of the total stock options granted by the board at this meeting. These stock options are exercisable at an exercise price of €9.10 and meet the general terms and vesting schedule of the 2007 stock option plan outlined below under “2007 Stock Option Plan.”

As of December 31, 2006, Patricia Russo owned options to purchase 3,810,997 ordinary shares. These options arose from grants of options by Lucent between January 20, 1997 and November 1, 2006 to purchase Lucent common stock. As a result of the Lucent business combination, these options were converted into options to purchase our ordinary shares, as discussed below in “Option plans for Lucent.” Of these options, 1,061,400 were unvested with an average exercise price of €11.4063 per share, and 2,749,577 were vested with an average exercise price of €43.5226 per share.

Employee stock options

At December 31, 2006, there were 119,690,279 options outstanding pursuant to existing share subscription plans (excluding options granted under Lucent-derived plans), each option giving a right to acquire one ordinary share.

Our board of directors and our Chief Executive Officer have granted stock options to specialists, high-potential employees and future executives as well as members of senior management pursuant to the share subscription plans and share purchase plans listed below. In order to maintain in all circumstances the stability of the activities of our Group and the personnel that is key to our development, our board of directors has the ability to render outstanding options under our share subscription plans immediately exercisable in the event of a merger pursuant to which Alcatel-Lucent is merged into another company, a tender offer for our shares or a withdrawal of our shares from public listing (a “going private” transaction), regardless of any delay in the vesting of such options provided for in the initial terms of the plans. However, any such acceleration would not apply to stock options held by any member of our board of directors, our Chief Executive Officer or any deputy executive officer, that is, by a “mandataire social,” as such term is defined in French law, who was a “mandataire social” either at the date of the grant of the option or at the date of the decision of the board of directors to accelerate vesting.

Share Subscription Plans. At our shareholders’ meeting held on May 20, 2005, our shareholders authorized our board of directors to grant options to our employees and executives to subscribe for a number of new shares not to exceed 6% of the total number of shares comprising the capital of the company. Based on this authorization, the Board of Directors had committed itself to ensure that the total number of existing options not yet exercised does not confer a right to subscribe to a number of new shares exceeding 12% of the total number of shares of the company.

FORM 20-F 2006     Alcatel-Lucent – 54

Back to Contents

The following table sets forth information as at December 31, 2006 with respect to historical Alcatel’s share subscription plans approved by our board of directors:

Date of approval of plan	Number of options authorized at grant date	Number of options outstanding	Number of recipients at grant date	Exercise period		Exercise price
				From	To
03/29/2000	15,239,250	7,628,805	3,887	04/01/2005(2)	12/31/2007(2)	€48.00
12/13/2000	1,235,500	545,850	478	12/13/2005(2)	12/31/2007(2)	€65.00
12/13/2000	306,700	196,000	340	12/13/2001(3)	12/12/2008	€64.00
				12/13/2004(2)(3)
03/07/2001	37,668,588	26,498,305	30,790	03/07/2002(3)	03/06/2009	€50.00
				03/07/2005(2)(3)
12/19/2001	27,871,925	15,377,015	25,192	12/19/2002(3)	12/18/2009	€20.80
				12/19/2005(2)(3)
12/19/2001	565,800	109,101	521	12/19/2002(3)	12/18/2009	€9.30
				12/19/2005(2)(3)
12/19/2001	935,660(4)	371,280	45,575	01/01/2006(2)	12/31/2006(2)	€20.80
03/07/2003	25,626,865	17,167,094	23,650	03/07/2004(1)(3)	03/06/2011(1)	€6.70
				03/07/2007(2)(3)
03/07/2003	827,348(4)	793,822	31,600	07/01/2006(1)	06/30/2007(1)	€6.70
				07/01/2007(2)	06/30/2008(2)
03/10/2004	18,094,315	15,220,613	14,810	03/10/2005(1)	03/09/2012(1)	€13.20
				03/10/2008(2)
03/10/2005	16,756,690	15,236,514	9,470	03/10/2006(1)	03/09/2013(1)	€10.00
				03/10/2009(2)
03/08/2006	17,009,320	16,527,190	8,001	03/08/2007(1)	03/07/2014(1)	€11.70
				03/08/2010(2)

(1)  Options granted to employees of any of our subsidiaries with a registered office outside France.

(2)  Options granted to employees of any of our subsidiaries with a registered office in France are not exercisable during the first four years after grant.

(3)  One quarter of these options vest upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(4)  Options granted to recipients who subscribed to the capital increases of March 2000 and March 2001, and who remain our employees.

From 2001 through 2006, our Chairman and Chief Executive Officer approved certain share subscription plans pursuant to authority delegated by our board of directors. Pursuant to this delegation of authority to the Chief Executive Officer, which was renewed by the board on November 30, 2006, our Chief Executive Officer may grant stock options to our or to our affiliates’, new employees or, under exceptional circumstances, to our or to our affiliates’ existing employees.

FORM 20-F 2006     Alcatel-Lucent – 55

Back to Contents

The following table sets forth information as at December 31, 2006 with respect to share subscription plans approved by our Chief Executive Officer:

Date of approval of plan	Number of options authorized at grant date	Number of options outstanding	Number of recipients at grant date	Exercise period		Exercise Price
				From	To
04/02/2001	48,850	12,250	13	04/02/2002(1)	04/01/2009	€41.00
04/02/2001	2,500	2,500	1	04/02/2002(1)	04/01/2009	€39.00
06/15/2001	977,410	745,050	627	06/15/2002(1)	06/14/2009	€32.00
				06/15/2005(1)(2)
09/03/2001	138,200	95,800	58	09/03/2002(1)	09/02/2009	€19.00
				09/03/2005(1)(2)
11/15/2001	162,000	82,000	16	11/15/2002(1)	11/14/2009	€9.00
02/15/2002	123,620	54,580	37	02/15/2003(1)	02/14/2010	€17.20
				02/15/2006(1)(2)
04/02 2002	55,750	27,250	24	04/02/2003(1)	04/01/2010	€16.90
05/13/2002	54,300	37,300	23	05/13/2003(1)	05/12/2010	€14.40
				05/13/2006(1)(2)
06/03/2002	281,000	227,500	176	06/03/2003(1)	06/02/2010	€13.30
				06/03/2006(1)(2)
09/02/2002	1,181,050	246,322	226	09/02/2003(1)	09/01/2010	€5.20
10/07/2002	30,500	8,559	16	10/07/2003(1)	10/06/2010	€3.20
11/14/2002	111,750	26,732	26	11/14/2003(1)	11/13/2010	€4.60
12/02/2002	54,050	11,155	16	12/02/2003(1)	12/01/2010	€5.40
06/18/2003	338,200	249,741	193	06/18/2004(1)	06/17/2011	€7.60
				06/18/2007(1)(2)
07/01/2003	53,950	12,095	19	07/01/2004(1)(2)	06/30/2011	€8.10
09/01/2003	149,400	128,226	77	09/01/2004(1)	08/31/2011	€9.30
				09/01/2007(1)(2)
10/01/2003	101,350	56,183	37	10/01/2004(1)	09/30/2011	€10.90
				10/01/2007(1)(2)
11/14/2003	63,600	10,600	9	11/14/2004(1)	11/13/2011	€11.20
				11/14/2007(1)(2)
12/01/2003	201,850	92,211	64	12/01/2004(1)	11/30/2011	€11.10
				12/01/2007(1)(2)
04/01/2004	48,100	25,991	19	04/01/2005(1)	03/31/2012	€13.10
				04/01/2008(1)(2)
05/17/2004	65,100	52,750	26	05/17/2005(1)	05/16/2012	€12.80
				05/17/2008(1)(2)
07/01/2004	313,450	264,463	187	07/01/2005(1)	06/30/2012	€11.70
				07/01/2008(1)(2)
09/01/2004	38,450	30,550	21	09/01/2005(1)	08/31/2012	€9.90
10/01/2004	221,300	137,673	85	10/01/2005(1)	09/30/2012	€9.80
				10/01/2008(1)(2)
11/12/2004	69,600	62,700	20	11/12/2005(1)	11/11/2012	€11.20
				11/12/2008(1)(2)

FORM 20-F 2006     Alcatel-Lucent – 56

Back to Contents

Date of approval of plan	Number of options authorized at grant date	Number of options outstanding	Number of recipients at grant date	Exercise period		Exercise Price
				From	To
12/01/2004	42,900	35,962	11	12/01/2005(1)	11/30/2012	€11.90
				12/01/2008(1)(2)
01/03/2005	497,500	411,455	183	01/03/2006(1)	01/02/2013	€11.41
06/01/2005	223,900	186,892	96	06/01/2006(1)	05/31/2013	€8.80
				06/01/2009(1)(2)
09/01/2005	72,150	65,050	39	09/01/2006(1)	08/31/2013	€9.80
				09/01/2009(1)(2)
11/14/2005	54,700	45,100	23	11/14/2006(1)	11/13/2013	€10.20
				11/14/2009(1)(2)
05/15/2006	122,850	115,750	53	05/15/2007(1)	05/14/2014	€12.00
				05/15/2010(1)(2)
08/16/2006	337,200	337,200	217	08/16/2007(1)	08/15/2014	€9.30
				08/16/2010(1)(2)
11/08/2006	121,100	121,100	26	11/08/2007(1)	11/07/2014	€10.40
				11/08/2010(1)(2)

(1)  One quarter of these options vests upon the first anniversary of the grant date and the remaining options vest thereafter at a monthly rate of 1/48th of the total number of options initially granted.

(2)  Options granted to employees of any of our subsidiaries with a registered office in France are not exercisable during the first four years after grant.

Under certain of the share subscription plans described above, options granted to employees of our companies with a registered office in Belgium may become exercisable or vest, as applicable, over a longer period than in France.

2007 Stock Option Plan. At a meeting held on March 28, 2007, our board decided to grant 40,078,421 stock options to 15,779 of our employees and senior management. These options, together with the 119,690,279 options previously outstanding, represent an aggregate of 159,768,700 outstanding options, or 6.5% of our outstanding ordinary shares (assuming exercise of all such outstanding options) as of December 31, 2006. These options entitle the recipients to purchase new ordinary shares at an exercise price of €9.10 per share, which corresponds to the average closing price of our ordinary shares for the 20 trading days immediately preceding the board meeting. These stock options will vest according to a vesting schedule that varies according to the location of the registered office of the entity employing the option holder (four years for option holders employed by an entity with its registered office in France), up to March 27, 2015.

Members of our management committee received a grant of 1,940,000 stock options (of which 800,000 were granted to Ms. Russo) on March 28, 2007, representing 4.8% of the total number of stock options authorized under the 2007 plan. These stock options are subject to the general terms of the 2007 plan and have an exercise price of €9.10.

As part of the 2007 stock option plan and in connection with new French law requirements, our board of directors set a new requirement that our Chief Executive Officer hold a portion of the shares acquired upon exercise of the options awarded under this plan in a restricted account until she no longer holds the position of Chief Executive Officer. The number of shares to be held in this restricted account will be equal to 40% of the capital gains recognized upon exercise of the options, net of tax, any other mandatory deductions and the value of any shares used in a cashless exercice of such options. However, if the value of all of the shares of Alcatel-Lucent (including those issued upon exercise of the granted options pursuant to the 2007 plan) held by our Chief Executive Officer exceeds her fixed and variable annual remuneration (assuming 100% of the target for the year preceding the exercise), this obligation to hold shares in a restricted account will be suspended.

FORM 20-F 2006     Alcatel-Lucent – 57

Back to Contents

Option plans for Lucent

As provided in the merger agreement between historical Alcatel and Lucent, each outstanding option to purchase shares granted under Lucent’s compensation or benefit plans or agreements pursuant to which shares may be issued (excluding the Lucent 2001 employee stock purchase plan), whether vested or not vested, was converted into a right to acquire the number of our ordinary shares determined by applying the exchange ratio used in the transaction (0.1952) and the euro exchange rate of € 1.22. The following table sets forth information as at December 31, 2006 (therefore, post-conversion) with respect to outstanding options pursuant to Lucent’s option plans:

Number of options outstanding	Exercise period		Exercise price
	From	To
6,015,453	11/01/2007	10/31/2013	€9.35
4,554,345	12/01/2006	11/30/2012	€10.89
7,990,774	12/01/2006	11/30/2011	€15.28
7,645,968	12/01/2006	11/30/2010	€12.40
5,320,875	12/01/2006	12/15/2009	€5.49
9,191,365	12/01/2006	11/24/2008	€6.88
1,484,527	12/01/2006	12/25/2010	€61.93
1,260,460	12/01/2006	05/31/2010	€224.93
1,387,253	12/01/2006	10/05/2007	€76.64
949,001	12/01/2006	01/19/2007	€46.69
907,192	12/01/2006	05/03/2014	€0.28 to 10.00
1,108,891	12/01/2006	12/01/2014	€10.01 to 20.00
10,711,692	12/01/2006	01/05/2012	€20.01 and more

Moreover, each unvested restricted stock unit granted under Lucent’s compensation or benefit plans or agreements was converted into the number of our ordinary shares determined by applying the exchange ratio used in the transaction (0.1952) and the Euro exchange rate of €1.22. At December 31, 2006, there were 1,662,696 unvested restricted stock units outstanding.

Option plans for acquired companies other than Lucent

Option plans of companies that we acquired now provide for the issuance of ordinary shares or ADSs upon exercise of options granted under such plans, in lieu of the issuance of shares of the acquired companies. Except in the case of Astral Point, Telera, Imagic TV, TiMetra and Spatial, we will not issue new ordinary shares (or ADSs) to satisfy these options, but rather will use outstanding ADSs held by us. In addition, Alcatel USA, Inc. has also adopted share purchase plans for executives and employees of our U.S. and Canadian subsidiaries. In total, options to purchase up to 8,833,487 ADSs or ordinary shares were outstanding as of December 31, 2006 under the assumed stock option plans and the share purchase plans of Alcatel USA, Inc. The following table sets forth information as of December 31, 2006 with respect to option plans of companies acquired by us and the share purchase plans of Alcatel USA, Inc.

FORM 20-F 2006     Alcatel-Lucent – 58

Back to Contents

Company	Outstanding Options				Exercisable Options
	Exercise price (giving right to one ordinary share or ADS)	Number outstanding at 12/31/2006	Weighted remaining exercise period (years)	Weighted average exercise price	Amount exercisable at 12/31/2006	Weighted average exercise price
Packet Engines	0.29-0.86 USD	7,372	1.42	0.71	7,372	0.71
Xylan	0.05-18.14 USD	977,283	1.50	9.57	977,283	9.57
Internet Devices Inc.	0.26-1.17 USD	23,980	1.88	0.92	23,980	0.92
DSC	16.57-44.02 USD	24,550	0.63	23.69	24,550	23.69
Genesys	0.01-41.16 USD	2,638,367	2.38	21.90	2,638,367	21.90
Astral Point	0.29-58.71 EUR	37,634	4.45	22.64	37,634	22.64
Telera	0.43-6.36 EUR	122,958	3.86	5.08	122,958	5.08
Imagic TV	2.84-64.68 EUR	55,405	0.88	20.48	55,405	20.48
TiMetra	0.53-7.97 EUR	1,356,659	4.17	6.43	1,154,662	6.17
Spatial Wireless	0.24-9.1 EUR	463,536	7.26	3.78	274,232	3.49
Alcatel USA Inc	21.40-84.88 USD	8,833,487	3.42	54.28	8,833,487	54.28
TOTAL NUMBER OF OPTIONS		14,541,231			14,149,930

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

At December 31, 2006, to our knowledge, the only shareholders holding more than 5% of our share capital were Brandes Investment Partners LP, Fidelity Management and Research Corporation and Fidelity International Limited (together with Fidelity Management Research Corporation “Fidelity”).

The table below lists our principal shareholders as of December 31, 2006:

Principal Shareholders	Capital	Voting Rights
Brandes Investment Partners L.P.	9.75%	9.86%
Fidelity	5.22%	5.27%
Crédit Agricole Asset Management	2.74%	2.77%
Caisse des Dépôts et Consignations	2.08%	2.11%
Employee Investment Fund (FCP 2AL)	1.23%	2.34%
BNP PARIBAS Asset Management	0.44%	0.44%
Platinium Asset Management	0.39%	0.39%
Treasury Stock	1.10%	—
Shares held by subsidiaries	1.45%	—
Public	75.60%	76.82%
TOTAL	100%	100%

(1) On February 14, 2007 Fidelity filed a Schedule 13G with the SEC, asserting that it and Fidelity International Limited (“FIL”) owned a combined total of 120,454,579 of our shares, representing 5.216% of our share capital. However, these shares are not jointly owned by Fidelity and FIL.

FORM 20-F 2006     Alcatel-Lucent – 59

Back to Contents

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

According to Schedule 13G filed with the SEC on February 14, 2007, Brandes Investment Partners, L.P. was, as of December 31, 2006, the beneficial owner of 115,638,616 ADRs and 109,614,137 ordinary shares, representing 9.75% of our outstanding shares as of December 31, 2006. Brandes Investment Partners, L.P. is an investment adviser registered under the Investment Advisers Act of 1940.

According to Schedule 13G filed with the SEC on February 14, 2007, Fidelity was, as of December 31, 2006, the beneficial owner of 120,454,579 ordinary shares, representing 5.216% of our outstanding shares as of December 31, 2006.

As of December 31, 2006, 912,797,577 ADSs were outstanding in the United States, representing approximately 39.5% of the total outstanding ordinary shares. At such date, the number of registered ADS holders in the United States was 525,943.

As of December 31, 2006, members of our board and management committee as a whole held 1,411,457 shares (including ADSs) and 15,034 portions of FCP 2AL, i.e. 0.06% of our outstanding shares as of December 31, 2006and voting rights.

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. We are not aware of any arrangements that may result in a change of control of Alcatel-Lucent.

Related Party Transactions

Agreement signed with Thales in 2006. On November 30, 2006, our board approved the execution of five agreements relating to our strategic shareholding in Thales. These new agreements signed on December 28, 2006, and effective from January 5, 2007, include: (i) a binding protocol with the Industrial Group Marcel Dassault, TSA and Thales that ends the 1998 and 1999 shareholders’ agreements, (ii) a new shareholders’ agreement with TSA, (iii) an agreement with the French State on the protection of the national strategic interest in Thales, (iv) a cooperation agreement with Thales and TSA and (v) a Master Agreement with Thales relating to the transfer of our assets in space activities, railway signals and security systems to Thales. For a further description of these contracts, see “Material Contracts.”

Assistance provided to subsidiaries. Our board authorized some of our companies to contribute to research and development and industrial property costs. The sums due are paid in full to us, and we are responsible for distributing them among our subsidiaries according to their financial needs. For fiscal year 2006, the revenue recorded by us amounted to €735,638,690, and the amounts owed by us to our subsidiaries amounted to €763,351,623. We recognize that our assistance to our subsidiaries does not constitute a related party agreement within the meaning of Article L.225-38 of the French Commercial Code.

Item 8. Financial Information

Consolidated statements and other financial information

See our consolidated financial statements elsewhere in this annual report.

Legal matters

In addition to legal proceedings incidental to the conduct of our business which our management believes are adequately reserved against in our financial statements or will not result in any significant costs to us, we are involved in the following legal proceedings:

Historical Alcatel matters

France Telecom. Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed at Alcatel CIT, a French subsidiary of historical Alcatel (“Alcatel CIT”) to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the transmission division and in 1992 in the switching division (which are now the part of the Carrier business segment).

We entered into two settlement agreements with France Telecom, one in 1993, in relation to the transmission division, and the other in May 2004, in relation to the switching activity and the financial impact of which had been fully reserved in our December 31, 2004 financial statements. In the context of the latter settlement, France Telecom acknowledged that the parties’ dispute on pricing did not involve fraud by Alcatel CIT.

In April 1999, we learned that the criminal investigation had been extended to determine whether our corporate funds as well as those of Alcatel CIT had been misused. As a consequence, both Alcatel CIT and we filed civil complaints to preserve our respective rights with respect to this investigation.

FORM 20-F 2006     Alcatel-Lucent – 60

Back to Contents

The investigating magistrate closed his judicial inquiry in early 2006. Pursuant to his ruling of May 16, 2006, an ex-employee of Alcatel CIT and two of his supervisors, each of whom left our group several years ago, will be brought before the criminal court of Evry for the overbilling that allegedly occurred in the transmission division. On the other hand, the judge ruled that there are no grounds for the prosecution of all other suspects (three in the transmission division and seven in the switching division), which include Alcatel CIT. Alcatel CIT remains a party to the procedure as a plaintiff pursuant to its civil complaint. With respect to the procedure regarding a potential misappropriation of corporate funds at Alcatel CIT and at our company, the judge issued an order to dismiss on November 16, 2006, and this case is now over, since neither the Prosecutor nor any party appealed such order.

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

The complaint purports to bring claims on behalf of the lead plaintiffs and a class of persons consisting of persons who (i) acquired Class O shares in or traceable to the initial public offering of ADSs conducted by us in October 2000, (ii) purchased Class A or Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001, and (iii) purchased Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought has yet not been specified.

We are defending this action vigorously and deny any liability or wrongdoing with respect to this litigation. We filed a motion to dismiss this action on January 31, 2003, and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint. This was filed, and fully briefed as of August 5, 2005. The parties are waiting for the judge’s decision.

Costa Rica. Beginning in early October 2004, we learned that investigations had been launched in Costa Rica by the Costa Rican Prosecutors'Office and the National Congress regarding payments alleged to have been made by consultants on behalf of Alcatel CIT or other of our subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state owned telephone company, in connection with the procurement by Alcatel CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, we immediately commenced an investigation into this matter, which is ongoing.

In Costa Rica and other countries, our subsidiaries retain consultants to assist us with our local operations and contracts. Our contracts with persons through whom we deal locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, we have a strict Statement of Business Principles (a copy of which is available on our web site, www.alcatel.com, under the heading “Business Ethics and Compliance”) that imposes the highest standards of legal and ethical conduct on our employees. We rigorously enforce this Statement of Business Principles across the entire company and, when violations occur, we take prompt and appropriate action against the persons involved.

We terminated the employment of the president of Alcatel de Costa Rica and of a vice president-Latin America of CIT. We are also pursuing criminal actions in France against the latter, and in Costa Rica against these two ex-employees and certain local consultants, based on our suspicion of their complicity in an improper payment scheme and misappropriation of funds. The contracts with the local consultants were limited to the specific projects involved and are no longer in effect or have been terminated, and any payments due under those contracts have been suspended.

We contacted the United States Securities and Exchange Commission (the “SEC”) and the United States DOJ (the “DOJ”) and informed them that we would cooperate fully in any inquiry or investigation into these matters. The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (FCPA) and the Federal Securities Laws. If the DOJ or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the DOJ, criminal sanctions, including monetary penalties against us.

In connection with these allegations, on December 19, 2006, the DOJ indicted the former Alcatel CIT employee on charges of violations of the FCPA, money laundering and conspiracy and on March 20, 2007, a grand jury returned a superseding indictment based on the same allegations as those contained in the previous indictment and indicting also the ex-President of Alcatel de Costa Rica. The case is currently set for trial on July 9, 2007, in the Southern District of Florida.

Neither the DOJ nor the SEC has informed us what action, if any, it will take against us.

Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Prosecutors’ Office and ICE. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the harm to the reputation of ICE resulting from these events. On August 31, 2006, the Costa Rican Prosecutor’s Office filed an amended complaint seeking compensation in the amount of $17.8 million for pecuniary damage caused generally to the Costa Rican people (“daño social”). Such amount is claimed on a “provisional and prudential basis,” and it may therefore be modified in the future. The amount of damages sought by the lawsuit filed by ICE has not yet been specified. We intend to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.

We are unable to predict the outcome of these investigations and civil lawsuit and their effect on our business. If the Costa Rican authorities conclude criminal violations have occurred, we may be banned from participating in government procurement contracts in Costa Rica for a certain period and fines or penalties may be imposed on us in an amount which we are not able to determine at this time. We expect to generate approximately € 16 million in revenue from Costa Rican contracts in 2007. Based on the amount of revenue received from these contracts, we do not believe a loss of business in Costa Rica would have a material adverse effect on us as a whole. However, these events may have a negative impact on the image of our company in Latin America.

FORM 20-F 2006     Alcatel-Lucent – 61

Back to Contents

Taiwan. Certain employees of Taisel, a Taiwanese subsidiary of Alcatel, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel, one of our German subsidiaries involved in the Taiwan Railway contract and Siemens Taiwan, and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, we commenced and are continuing an investigation into this matter. We terminated the former president of Taisel. A director of international sales and marketing development of the German subsidiary resigned.

On February 21, 2005, the former president of Taisel, Taisel and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

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

The SEC and the DOJ are also looking into these allegations in conjunction with their investigation relating to the allegations in Costa Rica.

We expect to generate approximately € 148 million of revenue from Taiwanese contracts in 2007, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, we do not believe a loss of business in Taiwan would have a material adverse effect on our group as a whole.

Kenya. As part of their investigation regarding Costa Rica, the SEC and the DOJ have asked us to look into payments made by Alcatel CIT to a consultant arising out of a supply contract between Alcatel CIT and a privately-owned company in Kenya. We are cooperating with the U.S. authorities and are looking into those payments as requested.

Historical Lucent matters

Securities cases. On April 3, 2006, a putative class action entitled Resnick v. Lucent Technologies Inc., et al was filed against Lucent and members of Lucent’s board of directors in the Superior Court of New Jersey, Law Division, Union County. The named plaintiffs proposed to represent a class of Lucent shareowners and claimed that, among other things, the proposed merger with Alcatel was the product of breaches of duty by Lucent’s board of directors in that they allegedly failed to maximize shareowner value in the transaction. On May 12, 2006, a second putative class action entitled AR Maley Trust v. Lucent Technologies Inc., et al was filed against Lucent and members of Lucent’s board of directors in the United States District Court for the Southern District of New York. The named plaintiff proposed to represent a class of Lucent’s shareowners and claimed that, among other things, Lucent and the directors breached their fiduciary duties by allegedly failing to maximize shareowner value in the transaction. Along with other relief, both the Resnick and AR Maley Trust complaints sought an injunction against the closing of the proposed merger. On September 6, 2006, Lucent reached a tentative settlement of these actions. The settlement does not require any payment to class members but requires a payment of U.S.$250,000 tp plaintiffs’ counsel. On February 26, 2007, the court approved the settlement of these actions.

Governmental Investigations. In August 2003, the DOJ and the SEC informed Lucent that they had each commenced an investigation into possible violations of the FCPA with respect to Lucent’s operations in Saudi Arabia. These investigations followed allegations made by National Group for Communications and Computers Ltd. (NGC) in an action filed against Lucent on August 8, 2003, which is described below. In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent is cooperating with those agencies. Lucent believes these incidents and deficiencies did not have a material effect on its results of operations. However, Lucent cannot determine whether this continuing investigation will affect its future business operations in China. The investigation is continuing with respect to both China and Saudi Arabia.

During September 2006, Lucent received a Wells notice relating to this investigation of its operations in China under the FCPA. Lucent responded to the Wells notice via a written submission to the SEC staff and is continuing discussions with the SEC staff in an effort to resolve the matter.

In May 2005, Lucent received subpoenas on two different matters, requesting specific documents and records. One of the subpoenas relates to a DOJ investigation of potential antitrust and other violations by various participants in connection with the United States government’s E-Rate program. The subpoena requires Lucent to produce documents before a grand jury of the U.S. District Court in Georgia. The second subpoena was from the Office of Inspector General, U.S. General Services Administration and relates to a federal investigation into certain sales to the federal government of telecommunications equipment and related maintenance services. During April 2006, the California DOJ served Lucent with discovery requests related to sales to California governmental agencies of telecommunications equipment and related maintenance services. It is too early for us to determine whether any of these matters will have a material effect on our business, financial position, results of operations or cash flows.

FORM 20-F 2006     Alcatel-Lucent – 62

Back to Contents

Employment and Benefit-Related Cases. Lucent has implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions have led to the filing of cases against Lucent and may lead to the filing of additional cases. Purported class action lawsuits have been filed against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced Lucent future pension obligations by approximately U.S. $400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that Lucent wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies. This case has been dismissed by the court, but the dismissal has been appealed to a higher court and that appeal is pending. Another such case, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits.

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery is underway.

The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys fees and costs. The case is stayed pending the disposition of an appeal raising similar issues in another case before the applicable appellate court.

Winstar. Lucent is a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately $60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately $190 million plus interest. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately $244 million, plus statutory interest and other costs. As a result, Lucent recognized a $290 million charge (including related interest and other costs of approximately $46 million) as of December 31, 2006. In addition, $311 million of cash was used to collateralize a letter of credit that was issued during the second quarter of fiscal 2006 in connection with this matter. This judgment is under appeal with the U.S. District Court for the District of Delaware. Additional charges for post-judgment interest will be recognized in subsequent periods until this matter is resolved. Lucent is required to renew the letter of credit in April 2007, which may require a recollateralization.

Environmental Matters. Lucent’s current and historical operations are subject to a wide range of environmental protection laws. In the U.S., these laws often require parties to fund remedial action regardless of fault. Lucent has remedial and investigatory activities under way at numerous current and former facilities. In addition, Lucent was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or comparable state statutes. Under the Separation and Distribution Agreement among Lucent, NCR and AT&T, Lucent is responsible for all liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under that Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities. In Lucent’s separation agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

The future impact of environmental matters, including potential liabilities, is often difficult to estimate. Lucent records an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. This practice is followed whether the claims are asserted or unasserted. Lucent’s management expects that the amounts reserved will be paid out over the periods of remediation for the applicable sites, which typically range from five to 30 years.

NGC. On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against Lucent, certain former officers and employees, a Lucent subsidiary, Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (“RICO”) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving Lucent, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of $63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent that are the subject of a separate case that NGC previously filed against Lucent in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. On March 1, 2006, the District Court in New York granted Lucent’s motion to dismiss the case in its entirety. NGC has filed a notice of appeal. Some of the claims brought by NGC in the New Jersey action have been dismissed, but that case and the other claims in Saudi Arabia are still pending.

Microsoft

On February 22, 2007, after a three-week trial in U.S. District Court in San Diego, California, a jury returned a verdict in favor of Lucent against Microsoft in the first of a number of scheduled patent trials . In this first trial involving two of Lucent’s "Audio Patents," the jury found all the asserted claims of the patents valid and infringed, and awarded Lucent damages in an amount exceeding U.S.$1.5 billion. The court still must determine certain issues before entering the final judgment. The jury verdict is likely to be subject to various motions and appeals by Microsoft. There can be no assurance that the jury verdict will not be changed or reversed in whole or in part.

FORM 20-F 2006     Alcatel-Lucent – 63

Back to Contents

Lucent and Microsoft, Dell and Gateway are involved in a number of patent litigations in various jurisdictions. In the summer of 2003, the Gateway, Dell and Microsoft litigations in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including the trial described above. Additional trials in this case against Microsoft, Dell and Gateway are scheduled later in 2007.

Other matters affecting historical Alcatel and Lucent

Intellectual Property Cases. We are, and Lucent is, a defendant in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against our or Lucent's customers, as applicable in connection with products we or Lucent have provided to them.

Asbestos Cases. Lucent and certain of our other subsidiaries are defendants in various cases in which individuals claim injury from exposure to asbestos.

Effect of the various investigations and proceedings

Our policy is to conduct our business with transparency and in compliance with all laws and regulations, both locally and internationally.

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, we are unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. We believe that our current investigations and cases will not have a material financial impact on us after final decision of the authorities or final disposition. However, because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by us.

Dividend Policy

General. Under French law, our board of directors must first propose the distribution of any dividend to a general meeting of all our shareholders. A majority of the holders of our ordinary shares (including our ordinary shares underlying our ADSs) present or represented at the general meeting must approve the distribution. Under French law, the aggregate amount of any dividends paid on our ordinary shares will, for any year, be limited to our distributable amounts (bénéfice distribuable) for that year. In any fiscal year, our distributable amounts will equal the sum of the following:

•

our profits for the fiscal year, less

•

our losses for the fiscal year, less

•

any required contribution to our legal reserve fund under French law, plus

•

any additional profits that we reported, but did not distribute in our prior fiscal years, less

•

any loss carryforward from prior fiscal years, plus

•

any reserves available for distribution.

In the future, we may offer our shareholders the option to receive any dividends in shares instead of cash.

Historical Alcatel announced a dividend of €0.16 per ordinary share and ADS for 2005. The dividend, which applied to all ordinary shares (including ordinary shares underlying ADSs) issued on or before December 31, 2005, was paid on September 11, 2006 to holders of ordinary shares who held such shares as of September 8, 2006, and in the case of ADSs, to Société Générale, as custodian for the Bank of New York, the depositary for our ADSs as of September 8, 2006. For the year ended December 31, 2006, we announced a dividend of €0.16 per share on the 2,390,679,141 shares comprising of our capital on December 31, 2006. In addition, pursuant to the merger agreement between historical Alcatel and Lucent, dividends will be paid on any shares issued between January 1, 2007 and the date the 2006 dividend is paid upon exercise of options that had been granted under a Lucent option plan or upon conversion of any of Lucent’s convertible securities.

See “Item 10 – Additional Information – Taxation” for a summary of certain U.S. federal and French tax consequences to holders of our shares or ADSs. Holders of our shares or ADSs should consult their own tax advisors with respect to the tax consequences of an investment in our shares or ADSs. Dividends paid to holders of our ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to U.S. dollars. You should refer to Item 10 – “Additional Information – Description of ADSs” for a further discussion of the payment of dividends on the ADSs.

FORM 20-F 2006     Alcatel-Lucent – 64

Back to Contents

Item 9. The Offer and the Listing

General

All of our shares and bonds are traded on Eurolist by Euronet, which also serves as the principal trading market for our ordinary shares. Our ordinary shares have been traded on the Euronext Paris SA since June 3, 1987. In addition to Eurolist, our ordinary shares are also listed on Euronext Amsterdam, Antwerp, Basle, Euronext Brussels, Frankfurt, Geneva, Tokyo and Zurich exchanges and are quoted on SEAQ International in London. Our ADSs have been listed on The New York Stock Exchange since May 1992.

The following table sets forth, for the periods indicated, the high and low prices on the Euronext Paris SA for our ordinary shares:

	Price per share
	High	Low
2002	€21.62	€2.05
2003	11.89	4.16
2004	14.82	8.77
2005	11.70	8.14
First Quarter	11.70	9.35
Second Quarter	9.69	8.14
Third Quarter	11.12	8.47
Fourth Quarter	11.35	9.45
2006	13.82	8.27
First Quarter	13.49	10.38
Second Quarter	13.82	9.07
Third Quarter	10.10	8.27
Fourth Quarter	11.06	9.30
2006
October	10.47	9.30
November	10.68	9.80
December	11.06	9.73
2007
First Quarter	11.86	8.51
2007
January	11.86	9.60
February	10.58	9.54
March	9.67	8.51

FORM 20-F 2006     Alcatel-Lucent – 65

Back to Contents

Trading in the United States

The Bank of New York serves as the depositary with respect to the ADSs which are traded on The New York Stock Exchange. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for the ADSs:

	Price per ADS
	High	Low
2002	$19.14	$2.02
2003	13.68	4.60
2004	18.32	10.76
2005	15.75	10.44
First Quarter	15.75	12.06
Second Quarter	12.22	10.45
Third Quarter	13.42	10.44
Fourth Quarter	13.51	11.50
2005
September	13.42	11.91
October	13.51	11.51
November	12.49	11.50
December	13.09	12.17
2006	16.51	10.63
First Quarter	16.12	12.68
Second Quarter	16.51	11.56
Third Quarter	12.91	10.63
Fourth Quarter	14.49	11.64
2006
October	13.06	11.64
November	13.64	12.37
December	14.49	12.98
2007
First Quarter	15.43	11.41
2007
January	15.43	12.71
February	13.71	12.61
March	12.54	11.41

FORM 20-F 2006     Alcatel-Lucent – 66

Back to Contents

Item 10. Additional Information

Memorandum and articles of association

Our purpose. Our corporate purpose can be found in Article 2 of our articles of association and bylaws. Generally, our purpose in all countries is to take any and all types of actions relating to domestic, industrial, civilian or military applications and other applications related to electricity, telecommunications, data processing, electronics, space industry, nuclear power, metallurgy and generally to all means of production and transmission of power or communications (cables, etc.) and all possible activities related to operations and services in connection with these means. In addition, we may create companies regardless of activity, own stock in other companies and manage shares and securities.

Information Concerning Directors

General. Our articles of association and bylaws (statuts) stipulate that our directors shall be elected by our shareholders and that our board of directors shall consist of no fewer than six and no more than 14 directors. Our board of directors presently consists of 14 directors. Pursuant to the articles of association and by-laws that we adopted effective as of the closing date of the business combination with Lucent, our board of directors is comprised of the former Chief Executive Officer of each of historical Alcatel and Lucent prior to the Lucent transaction, five former historical Alcatel directors, five former Lucent directors and two European directors who qualify as independent directors. Two representatives of our employees or employees of our subsidiaries and participants in a mutual fund for our employees that hold shares (an “FCP”) serve as censeurs, non-voting observers on the board of directors. The board of directors determines our business strategies and ensures their implementation.

Directors are elected for terms of up to four years, which term can only be renewed by the vote of our shareholders. However, Directors may be elected to multiple and consecutive terms. Until November 30, 2007 (the first anniversary of the Lucent transaction), the appointment of a replacement director, in the event of a vacancy by reason of death or resignation, would require the affirmative vote of the majority of the directors present or represented.

The board of directors decides whether management of our company will be performed by the Chairman of the Board or by the Chief Executive Officer. Until November 30, 2009, the Chief Executive Officer will act as our highest ranking executive officer, unless the board of directors determines, by the affirmative vote of at least two-thirds of the directors then in office, that the management of our company will be performed by the Chairman of the Board. Our board of directors appoints, and has the power to remove, the Chairman of the Board and the Chief Executive Officer. Until November 30, 2009, at least a two-thirds vote of the board of directors then in office will be required to remove the Chairman of the Board or the Chief Executive Officer and to decide upon a replacement.

Directors can be individuals or entities, including corporations. If an entity is a director, it must appoint an individual to act as its permanent representative.

Shareholdings. Each director must own at least 500 of our shares.

Retirement. Generally, the maximum age for holding a directorship is 70. However, this age limit does not apply if less than one-third, rounded up to the nearest whole number, of serving directors has reached the age of 70. No director over 70 may be appointed if, as a result of the appointment, more than one-third of the directors would be over 70. When the roles of the chairman and the chief executive officer are held by separate persons, the age limit applicable to the chairman of the board of directors shall be that applied to all of our directors.

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

The retirement age for our Chief Executive Officer is 68.

FORM 20-F 2006     Alcatel-Lucent – 67

Back to Contents

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

Holdings exceeding certain percentages. Under French law, any individual or entity, acting alone or in concert with others, who becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding share capital or voting rights (including through ADSs), or whose holding subsequently falls below any of these thresholds, must notify us of the number of ordinary shares it holds within five trading days of the date the relevant threshold was crossed. The individual or entity must also notify the French stock exchange and securities regulator (Autorité des marchés financiers) within five trading days of the date the threshold was crossed.

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

FORM 20-F 2006     Alcatel-Lucent – 68

Back to Contents

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

In order to permit shareholders to give the notice required by law and our articles of association and bylaws, we are obligated to publish each month on the AMF website and our website information with respect to the total number of votes available as of the date of the Meeting.

Shareholder Meetings. Annual ordinary and extraordinary meetings of our shareholders are convened and held in accordance with French law. Any shareholder may attend a properly convened meeting of shareholders in person or by proxy upon presentation of proof of identity and upon proof of registration of shareholding in the company no later than midnight (Paris time) on the third business day prior to the shareholders’ meeting.

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

FORM 20-F 2006     Alcatel-Lucent – 69

Back to Contents

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

Description of ADSs

The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement among Alcatel, The Bank of New York, as depositary, and the holders from time to time of ADSs. The form of the deposit agreement and the form of American depositary receipt (ADR) that represents ADSs have been filed as exhibits to the registration statement on Form F-6 that we filed with the Securities and Exchange Commission on November 16, 2006. Additional copies of the deposit agreement are also available for inspection at the principal office of The Bank of New York, which is located at 101 Barclay Street, New York, New York 10286, and at the principal office of the custodian, Société Générale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

American depositary shares. Each ADS represents one ordinary share. The ordinary shares underlying the ADSs are deposited with the custodian or any successor custodian. Under French law and our articles of association and bylaws, shareholders must disclose the amount of their shareholding under certain circumstances.

Dividends, Other Distributions and Rights

The Bank of New York is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited ordinary shares.

Amounts distributed to ADS holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Bank of New York will then distribute the balance of the cash and/or property to the ADS holders entitled to the distribution, in proportion to their holdings.

Cash dividends and cash distributions. The Bank of New York will convert into dollars all cash dividends and other cash distributions that it or the custodian receives in a foreign currency. The Bank of New York will distribute to the ADS holders the amount it receives, after deducting any currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the ADS holders entitled to receive it.

Distributions of ordinary shares. If we distribute ordinary shares as a dividend or free distribution, The Bank of New York may, with our approval, and will, at our request, distribute to ADS holders new ADSs representing the ordinary shares. The Bank of New York will distribute only whole ADSs. It will sell the ordinary shares that would have required it to use fractional ADSs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the ordinary shares but does not distribute additional ADSs, the existing ADSs will also represent the new ordinary shares.

If holders of ordinary shares have the option of receiving a dividend in cash or in ordinary shares, we may also grant that option to ADS holders.

Other distributions. If The Bank of New York or the custodian receives a distribution of anything other than cash or ordinary shares, The Bank of New York will distribute the property or securities to the ADS holder, in proportion to such holder’s holdings. If The Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders.

FORM 20-F 2006     Alcatel-Lucent – 70

Back to Contents

Rights to subscribe for additional ordinary shares and other rights. If we offer our holders of shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York will, if requested by us:

•

make the rights available to all or certain holders of ADSs, by means of warrants or otherwise, if lawful and feasible; or

•

if it is not lawful or feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

In that case, The Bank of New York will allocate the net proceeds of the sales to the account of the ADS holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.

If registration under the Securities Act of 1933, as amended, is required in order to offer or sell to the ADS holders the securities represented by any rights, The Bank of New York will not make the rights available to ADS holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to ADS holders and cannot dispose of the rights and make the net proceeds available to ADS holders, then it will allow the rights to lapse, and the ADS holders will not receive any value for them.

Voting of the underlying ordinary shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the deposited securities, to exercise voting rights pertaining to the ordinary shares represented by its ADSs. The Bank of New York will send to ADS holders English-language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York will also send to ADS holders directions as to how to give it voting instructions, as well as a statement as to how the underlying ordinary shares will be voted if it receives blank or improperly completed voting instructions.

The voting rights per holder of ADSs cannot exceed 8% of the total number of voting rights present or represented at a meeting of shareholders (16% if double voting rights apply). ADSs will represent ordinary shares in bearer form unless the ADS holder notifies The Bank of New York that it would like the ordinary shares to be held in registered form.

Changes affecting deposited securities. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, merger or consolidation or sale of assets involving us, then any securities that The Bank of New York receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities, unless The Bank of New York delivers new ADSs as described in the following sentence. The Bank of New York may, with our approval, and will, at our request, distribute new ADSs or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs describing the new deposited securities.

Amendment of the deposit agreement. The Bank of New York and we may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADS holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADS holders, it will not take effect as to outstanding ADSs until three months after The Bank of New York has sent the ADS holders a notice of the amendment. At the expiration of that three-month period, each ADS holder will be considered by continuing to hold its ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. The Bank of New York and we may not amend the deposit agreement or the form of ADRs to impair the ADS holder’s right to surrender its ADSs and receive the ordinary shares and any other property represented by the ADRs, except to comply with mandatory provisions of applicable law.

Termination of the deposit agreement. The Bank of New York will terminate the deposit agreement if we ask it to do so and will notify the ADS holders at least 30 days before the date of termination. The Bank of New York may also terminate the deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 90 days after The Bank of New York has given us notice of its resignation. After termination of the deposit agreement, The Bank of New York will no longer register transfers of ADSs, distribute dividends to the ADS holders, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that The Bank of New York will continue to:

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

One year after termination, The Bank of New York may sell the deposited securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of ADS holders that have not surrendered their ADSs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

FORM 20-F 2006     Alcatel-Lucent – 71

Back to Contents

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

Material contracts

Thales Agreements

Overview. On December 4, 2006, we signed an agreement with Thales for the transfer of our transportation, security and space assets to Thales and on the future industrial cooperation of the two groups. This agreement follows the execution in 2006 of an agreement among Thales, Finmeccanica S.p.A., an Italian aerospace and defense company and us, in which Finmeccanica agreed to the transfer to Thales of our 67% interest in Alcatel Alenia Space and our 33% interest in Telespazio Holding, our two joint ventures with Finmeccanica.

At the extraordinary general shareholders’ meeting held on January 5, 2007, Thales’ shareholders approved the resolutions relative to the contribution of our transportation and security activities to Thales. On January 5, 2007, the two activities were transferred to Thales and we received 25 million new Thales shares and a cash payment of €50 million including purchase price adjustments. The sale of our space activities to Thales for cash should be finalized during the first half of 2007.

Cooperation Agreement. In connection with the Thales transaction, we entered into a cooperation agreement on December 1, 2006 with Thales and the French government (the "French State") governing the relationship between Thales and us after completion of the Thales transaction. The cooperation agreement requires that Thales give preference to the equipment developed by us, in consideration for our agreement not to submit offers to military clients in certain countries, subject to certain exceptions protecting, in particular, the continuation of Lucent’s current business with U.S. defense agencies. The agreement also includes non compete commitments by us with respect to our businesses being contributed to Thales, and by Thales with respect to our other businesses, in each case, subject to limited exceptions. The cooperation agreement also provides that Thales cooperate in certain matters relating to research and development.

In connection with the Thales transaction, we entered into an amended shareholders agreement on December 28, 2006 with TSA, a French company wholly owned by the French State, which governs the relationship of the shareholders in Thales and provides as set forth below.

Board of Directors of Thales. The Thales board of directors will be comprised of 16 persons and will include (i) five directors, proposed by the French State, represented by TSA; (ii) four directors proposed by us, each of whom will be a citizen of the European Union, unless otherwise agreed by the French State; (iii) two Thales employee representatives; (iv) one representative of the employee shareholders of Thales; and (v) four independent directors. The French State and we will consult with each other on the appointment of independent directors. At least one director appointed by the French State and one director appointed by us will sit on each of the board committees.

The French State and we will each have the right to replace members of the Thales board of directors, such that the number of directors appointed by each of the French State and us is equal to the greater of:

•

the total number of directors (excluding employee representatives and independent directors), multiplied by a fraction, the numerator of which is the percentage of shares held by the French State or us as the case may be, and the denominator of which is the total shares held by the French State and us; and

•

the number of employee representatives and representatives of employee shareholders on the Thales board of directors.

Joint Decision-Making. The following decisions of the Thales board of directors will require the approval of a majority of the directors appointed by us:

•

the election and dismissal of the chairman/chief executive officer of Thales (or of the chairman and of the chief executive officer, if the functions are split) and the splitting of the functions of the chairman/chief executive officer;

•

the adoption of the annual budget and strategic plan of Thales;

•

any decision threatening the cooperation between us and Thales; and

•

significant acquisitions and sales of shares or assets (with any transaction representing €150 million in revenues or commitments deemed significant).

FORM 20-F 2006     Alcatel-Lucent – 72

Back to Contents

If the French State and we disagree on (i) major strategic decisions deemed by the French State to negatively affect its strategic interests or (ii) the nomination of a chairman/chief executive officer in which we exercised our veto power, the French State and we will consult in an effort to resolve the disagreement. If the parties cannot reach a joint agreement within 12 months (reduced to three months in the case of a veto exercised on the nomination of the chairman/chief executive officer), either the French State or we may unilaterally terminate the shareholders agreement.

Shareholding in Thales. We will lose our rights under the shareholders agreement unless we hold at least 15% of the capital and voting rights of Thales. The shareholders agreement provides that the participation of the French State in Thales will not exceed 49.9% of the share capital and voting rights of Thales, including the French State’s golden share in Thales (described below under "Agreement Regarding the Strategic Interests of the French State").

Duration of Shareholders Agreement. The amended shareholders agreement took effect on January 5, 2007 and will remain in force until December 31, 2011. The agreement provides that, unless one of the parties makes a non-renewal request at least six months before the expiration date, the agreement will be automatically renewed for five years. If the French State's or our equity ownership drops below 15% of the then outstanding share capital of Thales, the following provisions will apply:

The party whose ownership decreases below 15% of Thales’ share capital will, one year following the date on which such shareholding falls below 15%, no longer have rights under the shareholders agreement unless such party has acquired during that one-year period Thales shares so that it again owns in excess of 15% of the Thales share capital. If a party’s ownership decreases below 15%, the party will take the necessary actions to cause the resignation of the board members it has appointed so that their number reflects the proportion of Thales’ share capital and voting rights that such party maintains.

•

The party whose shareholding has not decreased below the 15% threshold will have a right of first refusal to acquire any shares the other party offers for sale to a third party in excess of 1% of the then outstanding share capital of Thales.

Breach of Our Obligations. In. the case of a material breach by us of our obligations under the agreement relating to the strategic interests of the French State, which is defined as a breach that the French State determines may jeopardize substantially the protection of its strategic interests, the French State will have the power to enjoin us to cure the breach immediately. If we do not promptly cure the breach or if the French State determines that foreign rules of extra territorial application that are applicable to us impose constraints on Thales likely to substantially jeopardize the strategic interests of the French State, the French State will be entitled to exercise its termination remedies as described below.

If any natural person’s or entity’s equity ownership of us increases above the 20%; 33.33%, 40% or 50% thresholds, in capital or voting rights, we and the French State will consult as to the consequences of this event and the appropriateness of the agreement respecting the strategic interests of the French State to the new situation. If, after a period of six months following the crossing of the threshold, the French State determines that the share ownership of us is no longer compatible with its strategic interests and that the situation cannot be remedied through an amendment to the shareholders agreement, the French State will be entitled to exercise its termination remedies as described below.

Termination Remedies. Upon a breach of our obligations described above or if a third party acquires significant ownership in us as described above and an amendment to the shareholders agreement will not remedy the concerns of the French State, the French State may:

•

terminate the shareholders agreement immediately;

•

if the French State deems necessary, require us to immediately suspend the exercise of our voting rights that exceed 10% of the total voting rights in Thales; or

•

if the French State deems necessary, require us to reduce our shareholding in Thales below 10% of the total share capital of Thales by selling our shares of Thales in the marketplace. If, after a period of six months, we have not reduced our shareholding, the French State may force us to sell all of our Thales shares to the French State or a third party chosen by the French State.

Agreement Regarding the Strategic Interests of the French State. On December 28, 2006, we entered into a revised agreement with the French State in order to strengthen the protection of the strategic interests of the French State in Thales. The terms of this agreement include, either as an amendment to, or as a separate agreement supplementing, the shareholders agreement, the following:

•

will maintain our executive offices in France;

•

Thales board members appointed by us must be citizens of the European Union, unless otherwise agreed by the French State, and one of our executives or board members who is a French citizen will be the principal liaison between us and Thales;

•

access to classified or sensitive information with respect to Thales will be limited to our executives who are citizens of the European Union, and we are required to maintain procedures (including the maintenance of a list of all individuals having access to such information) to ensure appropriate limitations to such access;

•

normal business and financial information with respect to Thales will be available to our executives and Directors (regardless of nationality);

•

the French State will continue to hold a golden share in Thales, giving it veto rights over certain transactions that might otherwise be approved by the Thales Board of Directors, including permitting a third party to own more than a specified percentage of the shares of certain subsidiaries or affiliates holding certain sensitive assets of Thales, and preventing Thales from disposing of certain sensitive assets;

•

the French State will have the ability to restrict access to the research and development operations of Thales, and to other sensitive information; and

•

will use our best efforts to avoid any intervention or influence of foreign state interests in the governance or activities of Thales.

FORM 20-F 2006     Alcatel-Lucent – 73

Back to Contents

National Security Agreement and Specialty Security Agreement

On November 17, 2006, the Committee on Foreign Investment in the United States (“CFIUS”), approved our business combination with Lucent. In the final phase of the approval process CFIUS recommended to the President of the United States that he not suspend or prohibit our business combination with Lucent, provided that we execute a National Security Agreement (“NSA”) and Specialty Security Agreement (“SSA”) with certain U.S. Government agencies within a specified time period. As part of the CFIUS approval process, we entered into a NSA with the Department of Justice, the Department of Homeland Security, the Department of Defense and the Department of Commerce (collectively, the “USG Parties”) effective on November 30, 2006. The NSA provides for, among other things, certain undertakings with respect to our U.S. businesses relating to the work done by Bell Labs and to the communications infrastructure in the United States. Under the NSA, in the event that we materially fail to comply with any of its terms, and the failure to comply threatens to impair the national security of the United States, the parties to the NSA have agreed that CFIUS, at the request of the USG Parties at the cabinet level and the Chairman of CFIUS, may reopen review of the business combination with Lucent and revise any recommendations submitted to the President. In addition, we agreed to establish a separate subsidiary to perform certain work for the U.S. government, and hold government contracts and certain sensitive assets associated with Bell Labs. This separate subsidiary has a board of directors including at least three independent directors who are resident citizens of the United States who have or are eligible to possess personnel security clearances from the Department of Defense. These directors are former U.S. Secretary of Defense William Perry, former Director of the Central Intelligence Agency R. James Woolsey, former National Security Agency Director Lt. Gen. Kenneth A. Minihan, USAF (Ret.) and former Assistant Secretary of the U.S Navy Dr. H. Lee Buchanan. The SSA, effective December 20, 2006, that governs this subsidiary contains provisions with respect to the separation of certain employees, operations and facilities, as well as limitations on control and influence by the parent company and restrictions on the flow of certain information.

The provisions contained in both the NSA and the SSA are not expected to impact the projected synergies to be realized from the business transaction with Lucent or materially impact the integration of the businesses of historical Alcatel and Lucent.

Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary handle all payments or transfer of funds made by a French resident to a non-resident.

Taxation

The following is a general summary of the material U.S. federal income tax and French tax consequences to you if you acquire, hold and dispose of our ordinary shares or ADSs. It does not address all aspects of U.S. and French tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 (the “Treaty”) entered into force on December 30, 1995, and the 2004 Protocol amending the Treaty which entered into force on December 21, 2006, all of which are subject to change, possibly with retroactive effect, or different interpretations.

This summary may only be relevant to you if all of the following five points apply to you:

•

You own, directly or indirectly, less than 10% of our capital;

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

(d)

a trust, if a court within the United States is able to exercise a primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust;

•

You are entitled to the benefits of the Treaty under the “limitations on benefits” article contained in the Treaty;

•

You hold our ordinary shares or ADSs as capital assets; and

•

Your functional currency is the U.S. dollar.

FORM 20-F 2006     Alcatel-Lucent – 74

Back to Contents

You generally will not be eligible for the reduced withholding tax rates under the Treaty if you hold our ordinary shares in connection with the conduct of business through a permanent establishment or the performance of services through a fixed base in France, or you are a nonresident in the United States for U.S. tax purposes.

The following description of tax consequences should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of the purchase or ownership of our ordinary shares or ADSs. Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities’ holdings, and persons holding their ordinary shares or ADSs as part of a hedging, straddle, conversion transaction or other integrated investment, among others. Those special rules are not discussed in this annual report. This summary does not address all potential tax implications that may be relevant to you as a holder, in light of your particular circumstances. You should consult your tax advisor concerning the overall U.S. federal, state and local tax consequences, as well as the French tax consequences, of your ownership of our ordinary shares or ADRs and ADSs represented thereby.

For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if you own ADSs evidenced by ADRs, you will be treated as the owner of the ordinary shares represented by such ADSs.

Taxation of Dividends

Withholding Tax and Tax Credit. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they historically were entitled to a tax credit, known as the avoir fiscal tax credit. However, the French Finance Law of 2004 eliminated the avoir fiscal and the related précompte with respect to dividends paid after January 1, 2004 to corporate shareholders and after January 1, 2005 to individual shareholders.

To compensate for the abolition of the avoir fiscal, for dividends paid as from January 1, 2006, French resident individuals will be subject to taxation on only 60 percent of the dividends received by them from both French and foreign companies. This exemption will apply to any dividend distributed by a company that is subject to corporation tax or an equivalent tax and that is located in an EU member state or a country that has signed a tax treaty with France.

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

You are an “eligible” U.S. holder if any one of the following four points applies to you:

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

FORM 20-F 2006     Alcatel-Lucent – 75

Back to Contents

You can obtain the Certificate of Residence, the forms and their respective instructions from the Depositary, the Internal Revenue Service or the French Centre des Impôts des non-résidents the address of which is 10 rue du Centre, 93465 Noisy-Le-Grand, France.

Any French withholding tax refund is generally expected to be paid within 12 months after you file the relevant French Treasury Form. However, it will not be paid before January 15, following the end of the calendar year in which the related dividend is paid.

Prior to the French tax reform described above, an “eligible” U.S. individual holder could also claim the avoir fiscal tax credit (net of applicable withholding tax) in addition to the reduced rate of withholding tax. Instead, qualifying nonresident individuals who were previously entitled to a refund of the avoir fiscal tax credit may benefit, under the same conditions as for the avoir fiscal tax credit, from a refund of the Tax Credit (net of any applicable withholding tax). Thus, if you are an “eligible” U.S. individual holder, you may be entitled to a refund of the Tax Credit (less a 15% withholding tax), provided that you are subject to U.S. federal income tax on the Tax Credit and the related dividend. The refund of the Tax Credit, like the refund to the French withholding tax discussed above, is not likely to be paid before January 15, following the end of the calendar year in which the dividend is paid.

U.S. holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury.

For U.S. federal income tax purposes, the gross amount of any distribution (including any related Tax Credit) will be included in your gross income as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include this amount in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends paid by us will not give rise to any dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. They will generally constitute foreign source “passive category” income for foreign tax credit purposes or, for some holders, “general category” income. For tax years beginning before January 1, 2007, however, such dividends generally will constitute “passive” income, or for some holders, “financial services” income.

For tax years beginning before January 1, 2011, a maximum U.S. federal income tax rate of 15% will apply to dividend income received by an individual (as well as certain trusts and estates) from a U.S. corporation or from a “qualified foreign corporation” provided certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares, or an ADR in respect of such shares (which would include the ADSs), are considered readily tradable on an established securities market if they are listed on an established securities market in the United States such as The New York Stock Exchange. Information returns reporting dividends paid to U.S. persons will identify the amount of dividends eligible for the reduced tax rates.

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

French withholding tax imposed on the dividends you receive on your ordinary shares or ADSs at 15% under the Treaty is treated as payment of a foreign income tax eligible for credit against your federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your ordinary shares or ADSs generally will constitute “passive” income, or, for some holders, “general category” income. For tax years beginning before January 1, 2007, however, such dividends generally will constitute “passive” income, or, for some holders, “financial services” income. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of your income and deductions. Alternatively, you may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

FORM 20-F 2006     Alcatel-Lucent – 76

Back to Contents

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

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the ordinary shares or ADSs. Any gain or loss will generally be U.S. source gain or loss. If you are a noncorporate holder, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet certain minimum holding periods. Long-term capital gains realized upon a sale or other disposition of the ordinary shares or ADSs before the end of a taxable year which begins before January 1, 2011 generally will be subject to a maximum U.S. federal income tax rate of 15%.

Transfer Tax on Sale of Ordinary Shares or ADSs

A 1.10% transfer tax capped at €4,000 per transfer applies to certain transfers of ordinary shares or ADSs in French corporations. The transfer tax does not apply to transfers of ordinary shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, you should not be liable to pay the transfer tax on the sale or disposition of your ordinary shares or ADSs provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

French Estate and Gift Taxes

Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” and the 2004 Protocol amending this 1978 Convention which entered into force on December 21, 2006, if you transfer your ordinary shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•

you are domiciled in France at the time of making the gift, or at the time of your death, or

•

you used the ordinary shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADS for that use.

The French gift or inheritance tax may be credited against the U.S. gift or inheritance tax. This tax credit is limited, however, to the amount of the U.S. gift or inheritance tax due on the shares.

French Wealth Tax

The French wealth tax generally does not apply to you if you are a “resident” of the United States for purposes of the Treaty.

U.S. Information Reporting and Backup Withholding

In general, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain other exempt categories), information reporting requirements will apply to distributions paid to you and proceeds from the sale, exchange, redemption or disposal of your ordinary shares or ADSs. U.S. holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Additionally, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain other exempt categories) you may be subject to backup withholding at a current rate of 28% (increased to 31% for taxable years 2011 and thereafter) with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

FORM 20-F 2006     Alcatel-Lucent – 77

Back to Contents

If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service, as well as backup withholding. However, any amount withheld under the backup withholding rules should be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you furnish the required information to the Internal Revenue Service.

U.S. State and Local Taxes

In addition to U.S. federal income tax, you may be subject to U.S. state and local taxes with respect to your ordinary shares or ADSs. You should consult your own tax advisor concerning the U.S. state and local tax consequences of holding your ordinary shares or ADSs.

U.S. Reportable Transactions

A U.S. holder that participates in any “reportable transaction” (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on Internal Revenue Service Form 8886. U.S. holders are urged to consult their own tax advisers as to the possible obligation to file Internal Revenue Service Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, our shares.

Documents on display

We file reports with the Securities and Exchange Commission that contain financial information about us and our results or operations. You may read or copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. All of our Securities and Exchange Commission filings made after February 4, 2002 are available to the public at the SEC web site at http://www.sec.gov. Our web site at http://www.alcatel-lucent.com includes information about our business and also includes some of our Securities and Exchange Commission filings prior to February 4, 2002. The contents of our website are not incorporated by reference into this Form 20-F.

FORM 20-F 2006     Alcatel-Lucent – 78

Back to Contents

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See Item 5 under “Qualitative and Quantitative Disclosures About Market Risk.”

Item 12. Description of Securities Other than Equity Securities

Not applicable.

FORM 20-F 2006     Alcatel-Lucent – 79

Back to Contents

Part 2

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed by us in reports that we file with or submit to the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alcatel-Lucent to disclose material information otherwise required to be set forth in our reports, although our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of the period covered by this report, our disclosure controls and procedures provide reasonable assurance of achieving these objectives.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. We are responsible for establishing and maintaining adequate internal control over financial reporting for Alcatel-Lucent. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2006, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2006, our internal control over financial reporting is effective. The current assessment does not include the internal controls of Lucent Technologies Inc. and certain assets acquired from Nortel Networks Corporation that are included in our 2006 consolidated financial statements and that constituted €22.1 billion, or 53.4%, of our total assets as of December 31, 2006 and €651 million, or 5.3%, of our total revenues for the year then ended. Following the current guidance provided by the SEC, we will defer for a 12-month period the assessment of the internal control over financial reporting of these businesses, which were acquired in November 2006 (Lucent) and December 2006 (certain assets from Nortel).

FORM 20-F 2006     Alcatel-Lucent – 80

Back to Contents

Our assessment of the effectiveness of our internal control over financial reporting has been audited by Deloitte & Associés and Ernst & Young et Autres, our independent registered public accounting firms, as stated in their report, which is included herein.

(c) Attestation Report of Independent Registered Public Accounting Firms.

To the Shareholders and the Board of Directors of Alcatel-Lucent

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting (Item 15(b)) that Alcatel-Lucent and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Alcatel-Lucent’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Alcatel-Lucent’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that : (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of inherent limitations internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Annual Report on Internal Control over Financial Reporting” (Item 15(b)), management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Lucent Technologies Inc. and certain assets acquired from Nortel Networks Corporation that are included in the 2006 consolidated financial statements of Alcatel-Lucent and that constituted €22.1 billion, or 53.4%, of total assets at December 31, 2006 and €651 million, or 5.3%, of total revenues for the year then ended. Our audit of internal control over financial reporting of Alcatel-Lucent also did not include an evaluation of the internal controls over financial reporting of Lucent Technologies Inc. and those assets acquired from Nortel Networks Corporation.

In our opinion, management’s assessment that Alcatel-Lucent maintained effective internal control over financial reporting, as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, Alcatel-Lucent maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Alcatel-Lucent as of and for the year ended December 31, 2006 and our report dated April 6, 2007 expressed an unqualified opinion thereon.

/s/ Deloitte & Associés	/s/ Ernst & Young et Autres
Represented by Jean-Yves Jegourel

Neuilly-sur-Seine, France

April 6, 2007

FORM 20-F 2006     Alcatel-Lucent – 81

Back to Contents

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Daniel Lebègue is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the Securities and Exchange Commission and The New York Stock Exchange.

Item 16B. Code of Ethics

On February 4, 2004, our board of directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and corporate controller. A copy of our Code of Ethics for Senior Financial Officers has been posted on our Internet website, http://www.alcatel-lucent.com. This Code of Ethics is in addition to our Statement of Business Principles which also applies to our senior financial officers (see Item 6 — “Directors, Senior Management and Employees — Statement of Business Principles, Ethics Committee, Code of Ethics and Chief Compliance Officer”).

Item 16C. Principal Accounting Fees and Services

Fees and Services

Under French law, we are required to have two auditors, and we have appointed Ernst & Young et Autres (Ernst & Young) and Deloitte & Associés (Deloitte Touche Tohmatsu) to act in that capacity.

The table below summarizes the audit fees paid by us and our consolidated subsidiaries during each of 2006 and 2005. Regarding our subsidiaries in the space business that are consolidated using proportionate consolidation, fees are taken into account only for the percentage of interests held in these companies.

FORM 20-F 2006     Alcatel-Lucent – 82

Back to Contents

Alcatel-Lucent	2006				2005
(in thousands of euros, other than %)	Deloitte & Associés (Deloitte Touche Tohmatsu)		Ernst & Young et Autres (Ernst & Young)		Deloitte & Associés (Deloitte Touche Tohmatsu)		Ernst & Young et Autres (Ernst & Young)
	Amount	%	Amount	%	Amount	%	Amount	%
Audit Fees (1)
Audit Fees	€10,517	90.0%	€7,608	87.8%	€6,875	87.3%	€4,454	88.4%
Audit-Related Fees (2)	1,002	8.5%	753	8.7%	689	8.8%	525	10.4%
Subtotal	11,519	98.5%	8,361	96.5%	7,564	96.1%	4,979	98.8%
Other Services
Tax Fees (3)	172	1.5%	301	3.5%	303	3.8%	35	0.7%
All Other Fees (4)	-	0.0%	-	0.0%	7	0.1%	26	0.5%
Subtotal	172	1.5%	301	3.5%	310	3.9%	61	1.2%
TOTAL	11,691	100.0%	8,662	100.0%	7,874	100.0%	5,040	100.0%

(1)  “Audit fees” are fees related to (a) statutory audits using applicable sets of accounting standards especially following the business combination with Lucent in 2006, (b) extensive work related to the testing in 2006 of internal controls over financial reporting and the attestation required by Section 404 of the Sarbanes-Oxley Act, (c) audits of the implementation of IFRS in 2005, (d) services associated with AMF and SEC reports and registration statements and (e) accounting or disclosure treatment consultations.

(2)  “Audit-related fees” are fees generally related to (a) due diligence investigations, primary the business combination with Lucent in 2006, (b) audits of combined financial statements prepared for purposes of the contemplated disposal of certain of our activities (disposal of assets to Thales initiated in 2006) or of combined financial statements of companies that we acquired, (c) other assignments relating to the change over to IFRS in 2005, (d) planning efforts in 2005 related to the review of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and (e) the review of internal accounting functions and procedures.

(3)  “Tax fees” are fees for professional services rendered by our Auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee tax services.

(4)  “All other fees” are principally fees related to training and support services.

Audit and finance committee’s pre-approval policies and procedures

Following the business combination with Lucent, our board of directors created the audit and finance committee to replace the then-existing audit committee. The audit and finance committee of our board of directors chooses and engages our independent auditors to audit our financial statements, subject to the approval of our shareholders.

According to the audit and non audit pre-approval policy implemented in 2003 by historical Alcatel’s audit committee and confirmed in 2007 by our audit and finance committee, the audit and finance committee gives its approval before engaging our auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit and finance committee to pre-approve various audit and non-audit services that may be performed by our auditors. In addition, the audit and finance committee limited the aggregate amount of fees our auditors could receive under the pre-approval policy during 2006 for non-audit services in certain categories; fees in excess of such aggregate amount require specific approval. During 2006, approximately 6.1% of tax fees (0% of audit-related and other fees) were neither pre-approved nor specifically approved by the audit and finance committee.

On a quarterly basis, we inform the audit and finance committee of the pre-approved services actually provided by our auditors. Services of a type that are not pre-approved by the audit and finance committee require specific pre-approval by the audit and finance committee’s Chairman on a case-by-case basis. The chairman of our audit and finance committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that  are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

For information purposes

The following table summarizes fees for professional audit services rendered by PricewaterhouseCoopers for the audits of Lucent’s financials statements for the years ended September 30, 2006 and September 30, 2005 and fees billed to Lucent by PricewaterhouseCoopers for other services during fiscal year 2006 and 2005.

FORM 20-F 2006     Alcatel-Lucent – 83

Back to Contents

	PricewaterhouseCoopers
Lucent	2006		2005
(in thousands of euros, other than %)	Amount	%	Amount	%
Audit Fees (1)	€ 11,925	84.4%	€ 16,890	84.8%
Audit-Related Fees (2)	1,833	13.0%	1,534	7.7%
Total Audit and Audit-Related Fees	13,758	97.4%	18,424	92.5%
Tax fees (3)
International Subsidiaries, Tax Return Preparation & Consultation	227	1.6%	426	2.2%
Federal, State and Local Tax	-	0.0%	16	0.1%
Pension & Employee Benefits Services	136	1.0%	560	2.8%
Expatriate Tax Services	3	0.0%	484	2.4%
Total Tax Fees	366	2.6%	1,486	7.5%
All Other Fees	-	0.0%	-	0.0%
TOTAL	14,124	100.0%	19,910	100.0%

(1)  “Audit fees” are fees related to (a) the audit of consolidated financial statements, (b) services related to Securities Act and Securities Exchange Act filings with the SEC and (c) audits of statutory accounts and related regulatory filings. The decrease in the audit fees for 2006 is due to synergies linked to an integrated audit between statutory accounts, testing of internal controls over financial reporting and attestation required by Section 404 of the Sarbanes-Oxley Act of 2002.

(2)  “Audit-related fees” are fees for assurance and related services that are reasonably related to the performance of the audit or review of Lucent’s consolidated financial statements. The services in this category include audits of Lucent’s employee benefits plans, accounting consultation and due diligence in connection with acquisitions or dispositions.

(3)  “Tax fees” are fees for preparation and review of tax returns for international subsidiaries, filings and related services for pension and employee benefits plans, expatriate tax services, and sales and use of tax advisory and recovery services.

Item 16D. Exemptions from the Listing Standards for Audit Committee

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

At our annual meeting of shareholders held on September 7, 2006, our shareholders approved a resolution authorizing us, prior to the annual shareholders’ meeting to be held in 2007 and at the discretion of our board of directors, to purchase our shares and to hold up to 10% of our share capital. This resolution superseded a similar resolution approved by our shareholders at the annual shareholders’ meeting held in 2005.

On December 14, 2006, one of our subsidiaries purchased 910,429 of our ordinary shares at a net price of U.S.$14.113 per share.

As of December 31, 2006, we held directly 25,343,255 of our ordinary shares, and our subsidiaries held a total of 33,406,365 of our ordinary shares.

FORM 20-F 2006     Alcatel-Lucent – 84

Back to Contents

Part 3

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The following consolidated financial statements of Alcatel-Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the year ended December 31, 2006 and the report of Deloitte & Associés for the years ended December 31, 2004 and 2005 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

Item 19. Exhibits

1.1 Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation) (incorporated by reference to our Post-effective Amendment No.2 on Form S-8 to our Registration Statement on Form F-4, filed November 30, 2006).

2.1 Form of Amended and Restated Deposit Agreement, as further amended and restated as of November 16, 2006, among Alcatel-Lucent, The Bank of New York, as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel-Lucent’s Registration Statement on Form F-6) (File No. 333-138770).

4. Agreement and Plan of Merger, dated April 2, 2006, among Lucent Technologies Inc., Alcatel and Aura Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Lucent’s Form 8-K dated November 20, 2006).

8. List of subsidiaries (see Note 36 to our consolidated financial statements included elsewhere herein).

10.1 Consent of Independent Registered Public Accounting Firm – Deloitte & Associés.

10.2 Consent of Independent Registered Public Accounting Firms – Ernst & Young et Autres.

12.1 Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

FORM 20-F 2006     Alcatel-Lucent – 85

Back to Contents

15.1 Subordinated Guaranty dated March 27, 2007 executed by Lucent in favor of the holders of Alcatel’s 4.375% Bonds due2009 and the Agent therefore.

15.2 Subordinated Guaranty dated March 27, 2007 executed by Lucent in favor of the holders of Alcatel’s 4.750% Convertible and/or Exchangeable Bonds due 2011 and the Agent therefore.

15.3 Subordinated Guaranty dated March 27, 2007 executed by Lucent Technologies in favor of the holders of Alcatel’s 6.375% Notes due 2014 and the Agent therefore.

FORM 20-F 2006     Alcatel-Lucent – 86

Back to Contents

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT

By:	/s/ Jean-Pascal Beaufret
Name:	Jean-Pascal Beaufret
Title:	Chief Financial Officer

April 6, 2007

FORM 20-F 2006     Alcatel-Lucent – 87

Back to Contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

FORM 20-F 2006     Alcatel-Lucent – 88

Back to Contents

Index to Financial Statements

Alcatel-Lucent and Subsidiaries  Report of Independent Registered Public Accounting Firms

F-3

Alcatel and Subsidiaries Report of Independent Registered Public Accounting Firm

F-4

Consolidated income statements

F-5

Consolidated balance sheets at December 31

F-6

Consolidated statements of cash flows

F-8

Consolidated statements of recognized income and expense

F-9

Consolidated statements of changes in shareholders’ equity

F-10

Notes to consolidated financial statements

F-12

The financial statements are presented in accordance with International Financial Reporting Standards (IFRS)

FORM 20-F 2006     Alcatel-Lucent – F-1

Back to Contents

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

FORM 20-F 2006     Alcatel-Lucent – F-2

Back to Contents

Alcatel-Lucent and Subsidiaries
Report of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors of Alcatel-Lucent:

We have audited the accompanying consolidated balance sheet of Alcatel-Lucent and subsidiaries (the “Group”) as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2006 (all expressed in millions of euros). These consolidated financial statements are the responsibility of Alcatel-Lucent’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alcatel-Lucent and subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the year ended December 31, 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the year ended December 31, 2006 and the determination of equity and financial position at December 31, 2006, to the extent summarized in Notes 38 to 41.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of he Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2007 expressed an unqualified opinion thereon.

/s/ Deloitte & Associés	/s/ Ernst & Young et Autres
Represented by Jean-Yves Jegourel

Neuilly-sur-Seine, France

April 6, 2007

FORM 20-F 2006     Alcatel-Lucent – F-3

Back to Contents

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

/s/ Deloitte & Associés

Neuilly-sur-Seine, France

March 30, 2006

FORM 20-F 2006     Alcatel-Lucent – F-4

Back to Contents

Consolidated income statements

(in millions except per share information)	Note	2006 (1)	2006	2005	2004
Revenues	(4) & (5)	$16,209	€12,282	€11,219	10,263
Cost of sales (2)	(23e)	(10,837)	(8,212)	(7,085)	(6,169)
Gross profit		5,371	4,070	4,134	4,094
Administrative and selling expenses (2)	(23e)	(2,521)	(1,910)	(1,815)	(1,771)
Research and development costs (2)	(6) & (23e)	(1,935)	(1,466)	(1,298)	(1,320)
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	(4)	916	694	1,021	1,003
Restructuring costs	(27)	(933)	(707)	(79)	(313)
Impairment of intangible assets	(7)	(186)	(141)	-	(88)
Gain/(loss) on disposal of consolidated entities		20	15	129	-
Income (loss) from operating activities		(183)	(139)	1,071	602
Financial interest on gross financial debt		(318)	(241)	(215)	(211)
Financial interest on cash and cash equivalents		189	143	122	103
Finance costs	(8)	(129)	(98)	(93)	(108)
Other financial income (loss)	(8)	(148)	(112)	43	32
Share in net income (losses) of equity affiliates	(16)	29	22	(14)	(61)
Income (loss) before tax, related reduction of goodwill and discontinued operations		(432)	(327)	1,007	465
Reduction of goodwill related to realized unrecognized tax loss carry forwards	(9)	(7)	(5)	-	-
Income tax expense	(9)	55	42	(146)	(34)
Income (loss) from continuing operations		(383)	(290)	861	431
Income (loss) from discontinued operations	(10)	210	159	110	214
NET INCOME (LOSS)		$(173)	€(131)	€971	€645
Attributable to:
• Equity holders of the parent		(232)	(176)	930	576
• Minority interests		59	45	41	69
Net income (loss) attributable to the equity holders of the parent per share (in euros)
• Basic earnings per share	(11)	(0.16)	(0.12)	0.68	0.43
• Diluted earnings per share	(11)	(0.16)	(0.12)	0.68	0.42
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
• Basic earnings per share		(0.30)	(0.23)	0.60	0.27
• Diluted earnings per share		(0.30)	(0.23)	0.60	0.26
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share		0.15	0.11	0.08	0.16
• Diluted earnings per share		0.15	0.11	0.08	0.16

(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3197 on December 31, 2006.

(2) Breakdown of share-based payments between cost of sales, administrative and selling expenses and research & development costs is provided in Note 23e.

The accompanying Notes are an integral part of these consolidated financial statements.

FORM 20-F 2006     Alcatel-Lucent – F-5

Back to Contents

Consolidated balance sheets at December 31

Assets

(in millions)	Note	2006 (1)	2006	2005	2004
Goodwill, net	(12)	$14,486	€10,977	€3,772	€3,774
Intangible assets, net	(13)	7,056	5,347	819	705
Goodwill and intangible assets, net		21,542	16,324	4,591	4,479
Property, plant and equipment, net	(14)	2,674	2,026	1,111	1,095
Share in net assets of equity affiliates	(16)	900	682	606	604
Other non-current financial assets, net	(17)	1,060	803	306	554
Deferred tax assets	(9)	2,233	1,692	1,768	1,638
Prepaid pension costs	(25)	3,608	2,734	294	287
Marketable securities, net	(26)	920	697	-	-
Other non-current assets	(21)	268	203	468	332
Total non-current assets		33,205	25,161	9,144	8,989
Inventories and work in progress, net	(18) & (19)	2,981	2,259	1,438	1,273
Amounts due from customers on construction contracts	(18)	812	615	917	729
Trade receivables and related accounts, net	(18) & (20)	5,116	3,877	3,420	2,693
Advances and progress payments	(18)	115	87	124	90
Other current assets	(21)	1,328	1,006	827	1,418
Assets held for sale	(10)	2,794	2,117	50	196
Current income taxes		338	256	45	78
Marketable securities, net	(17) & (26)	1,643	1,245	640	552
Cash and cash equivalents	(26)	6,267	4,749	4,510	4,611
Total current assets		21,394	16,211	11,971	11,640
Total assets		$54,599	€41,372	€21,115	€20,629
(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3197 on December 31, 2006.

The accompanying Notes are an integral part of these consolidated financial statements.

FORM 20-F 2006     Alcatel-Lucent – F-6

Back to Contents

Liabilities and shareholders’ equity

(in millions)	Note	2006 (1)	2006	2005	2004
Capital stock (€2 nominal value: 2,309,679,141 ordinary shares issued at December 31, 2006, 1,428,541,640 ordinary shares issued at December 31, 2005 and 1,305,455,461 ordinary shares issued and 120,780,519 shares to be issued related to Orane at December 31, 2004)	(23)	$6,096	€4,619	€2,857	2,852
Additional paid-in capital		21,700	16,443	8,308	8,226
Less treasury stock at cost		(2,075)	(1,572)	(1,575)	(1,607)
Retained earnings, fair value and other reserves		(4,891)	(3,706)	(4,467)	(4,951)
Cumulative translation adjustments		(152)	(115)	174	(183)
Net income (loss) - attributable to the equity holders of the parent	(11) & (22)	(232)	(176)	930	576
Shareholders’ equity - attributable to the equity holders of the parent	(23)	20,446	15,493	6,227	4,913
Minority interests	(23)	657	498	477	373
Total shareholders’ equity	(23) & (24)	21,103	15,991	6,704	5,286
Pensions, retirement indemnities and other post-retirement benefits	(25)	7,035	5,331	1,468	1,466
Bonds and notes issued, long-term	(24) & (26)	6,468	4,901	2,393	3,089
Other long-term debt	(26)	194	147	359	402
Deferred tax liabilities	(9)	3,331	2,524	162	132
Other non-current liabilities	(21)	400	303	295	201
Total non-current liabilities		17,428	13,206	4,677	5,290
Provisions	(27)	3,076	2,331	1,621	2,049
Current portion of long-term debt	(26)	1,532	1,161	1,046	1,115
Customers’ deposits and advances	(18) & (29)	1,027	778	1,144	973
Amounts due to customers on construction contracts	(18)	360	273	138	133
Trade payables and related accounts	(18)	5,308	4,022	3,755	3,350
Liabilities related to disposal groups held for sale	(10)	2,119	1,606	-	97
Current income tax liabilities		87	66	99	179
Other current liabilities	(21)	2,558	1,938	1,931	2,157
Total current liabilities		16,067	12,175	9,734	10,053
Total liabilities and shareholders’ equity		$54,599	€41,372	€21,115	€20,629
(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3197 on December 31, 2006.

The accompanying Notes are an integral part of these consolidated financial statements.

FORM 20-F 2006     Alcatel-Lucent – F-7

Back to Contents

Consolidated statements of cash flows

(millions)	2006 (1)	2006	2005	2004
Cash flows from operating activities
Net income (loss) - attributable to the equity holders of the parent	$(232)	€(176)	€930	€576
Minority interests	59	45	41	69
Adjustments	1,399	1,060	(89)	(67)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	1,226	929	882	578
Net change in current assets and liabilities (excluding financing):
• Decrease (increase) in inventories and work in progress	(153)	(116)	(41)	(114)
• Decrease (increase) in trade receivables and related accounts	(181)	(137)	(519)	(184)
• Decrease (increase) in advances and progress payments	(7)	(5)	(35)	3
• Increase (decrease) in trade payables and related accounts	302	229	219	(29)
• Increase (decrease) in customers’ deposits and advances	(132)	(100)	84	27
• Decrease (increase) in vendor financing loans (2)	58	44	-	-
• Other current assets and liabilities	(428)	(324)	58	(178)
Cash provided (used) by operating activities before interest and taxes	686	520	648	103
• Interest received	144	109	113	111
• Interest paid	(273)	(207)	(136)	(160)
• Taxes (paid)/received	(94)	(71)	(15)	23
Net cash provided (used) by operating activities	463	351	610	77
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets	333	252	136	217
Capital expenditures	(903)	(684)	(593)	(528)
Of which impact of capitalization of development costs	(509)	(386)	(341)	(314)
Decrease (increase) in loans and other non-current financial assets (2)	-	-	110	422
Cash expenditures for acquisition of consolidated and non-consolidated companies	(560)	(424)	(107)	(116)
Cash and cash equivalents from consolidated companies acquired	1,844	1,397 (3)	22	3
Cash proceeds from sale of previously consolidated and non-consolidated companies	100	76	285	64
(Increase) in marketable securities	190	144	(30)	(265)
Net cash provided (used) by investing activities	1,004	761	(177)	(203)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	15	11	160	(663)
Issuance of long-term debt	-	-	-	462
Repayment/repurchase of long-term debt	(681)	(516)	(805)	(983)
Proceeds from issuance of shares	25	19	13	12
Proceeds from disposal/(acquisition) of treasury stock	8	6	5	-
Dividends paid	(289)	(219)	(26)	(9)
Net cash provided (used) by financing activities	(922)	(699)	(653)	(1,181)
Cash provided (used) by operating activities of discontinued operations	227	172	220	(266)
Cash provided (used) by investing activities of discontinued operations	(32)	(24)	10	299
Cash provided (used) by financing activities of discontinued operations	(210)	(159)	(235)	(100)
Net effect of exchange rate changes	(55)	(42)	124	(50)
Net increase (decrease) in cash and cash equivalents	475	360	(101)	(1,424)
Cash and cash equivalents at beginning of period / year	5,952	4,510	4,611	6,035
Cash and cash equivalents at end of period / year	6,267	4,749 (4)	€4,510	€4,611
Cash and cash equivalents at end of period / year classified as assets held for sale	160	121

(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3197 on December 31, 2006.

(2) Refer to Note 1v.

(3) Of which cash and cash equivalents held by Lucent Technologies at acquisition date for an amount of €1,391 million.

(4) This amount includes €622 million of cash and cash equivalents held in countries subject to exchange control restrictions. Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries.

The accompanying Notes are an integral part of these consolidated financial statements.

FORM 20-F 2006     Alcatel-Lucent – F-8

Back to Contents

Consolidated statements of recognized income and expense

(in millions of euros)	2006	2005	2004
Financial assets available for sale
Valuation gains/losses taken to equity	36	(13)	32
Transferred to profit or loss on sale	-	(56)	-
Cumulative translation adjustments	(323)	429	(217)
Cash flow hedging	(4)	2	-
Actuarial gains (losses)	-	-	-
Tax on items recognized directly in equity	-	-	-
Other adjustments	8	18	-
Net gains (losses) recognized in equity	(283)	380	(185)
Net income (loss) for the period	(131)	971	645
Total recognized profits (losses) for the period	(414)	1,351	460
Attributable to:
• Equity holders of the parent	(425)	1,238	425
• Minority interests	11	113	35

The accompanying Notes are an integral part of these consolidated financial statements.

FORM 20-F 2006     Alcatel-Lucent – F-9

Back to Contents

Consolidated statements of changes in shareholders’ equity

(in millions of euros except for number of shares outstanding)	Number of shares	Capital stock	Additional paid-in capital	Retained earnings (1)	Changes in fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the equity holders of the parent	Minority interests	Total
Balance at January 1, 2004	1,342,622,184	2,810	7,966	(4,958)	50	(1,730)	-	-	4,138	388	4,526
Total recognized profit (loss) for 2004					32		(183)	576	425	35	460
Acquisition of Spatial Wireless	17,783,297	36	176						212		212
Other capital increases	3,258,280	6	20						26		26
Deferred share-based payments			60						60		60
Net change in treasury stock of shares owned by consolidated subsidiaries	2,310,066			(88)		123			35		35
Other adjustments			4	13					17	(50)	(33)
Balance at December 31, 2004 before appropriation	1,365,973,827	2,852	8,226	(5,033)	82	(1,607)	(183)	576	4,913	373	5,286
Appropriation of net income (loss)				576				(576)	-	-	-
Balance at December 31, 2004 after appropriation	1,365,973,827	2,852	8,226	(4,457)	82	(1,607)	(183)	-	4,913	373	5,286
Total recognized profit (loss) for 2005				18	(67)		357	930	1,238	113	1,351
Capital increases	2,305,660	5	13						18		18
Deferred share-based payments			69						69		69
Net change in treasury stock ofshares owned by consolidated subsidiaries	1,341,444			(37)		32			(5)		(5)
Other adjustments				(6)					(6)	(9)	(15)
December 31, 2005 before appropriation	1,369,620,931	2,857	8,308	(4,482)	15	(1,575)	174	930	6,227	477	6,704
Proposed appropriation of net income (loss)				930				(930)
Balance at December 31, 2005 after appropriation	1,369,620,931	2,857	8,308	(3,552)	15	(1,575)	174	-	6,227	477	6,704
Total recognized profit (loss) for 2006				8	32		(289)	(176)	(425)	11	(414)
Acquisition of Lucent Technologies (2)	878,139,615	1,756	7,166						8,922		8,922
Other capital increases	2,997,886	6	14						20		20
Equity component of Lucent’s convertible debentures (2)			761						761		761
Lucent’s warrants (2)			35						35		35
Lucent’s outstanding stock options (2)			96						96		96
Deferred share-based payments			63						63		63
Net change in treasury stock owned by consolidated subsidiaries	180,718			(7)		3			(4)		(4)
Dividends				(219)					(219)		(219)
Other adjustments				17					17	10	27
Balance at December 31, 2006 before appropriation	2,250,939,150	4,619	16,443	(3,753)	47	(1,572)	(115)	(176)	15,493	498	15,991
Proposed appropriation of net income (loss)	-			(546)				176	(370)	-	(370)
Balance at December 31, 2006 after appropriation	2,250,939,150	4,619	16,443	(4,299)	47	(1,572)	(115)	-	15,123	498	15,621

(1) Fair value changes relating to marketable securities at fair value through profit or loss were recognized in the income statement in previous accounting periods and appear in retained  earnings as a positive amount of €20 million at December 31, 2006. Starting as of January 1, 2006, these changes are directly recognized in shareholders’ equity following the revised  designation of these marketable securities as financial assets available for sale (see Note 1u).

(2) For more details on the acquisition of Lucent, please refer to Note 3.

The accompanying Notes are an integral part of these consolidated financial statements.

FORM 20-F 2006     Alcatel-Lucent – F-10

Back to Contents

Index

Note 1 - Summary of accounting policies

12

Note 2 - Principal uncertainties regarding the use of estimates

22

Note 3 - Changes in consolidated companies

25

Note 4 - Information by business segment and by geographical segment

31

Note 5 - Revenues

35

Note 6 - Research and development costs

36

Note 7 - Impairment losses on assets recognized in the income statement

37

Note 8 - Financial income (loss)

38

Note 9 - Income tax and related reduction of goodwill

38

Note 10 - Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

41

Note 11 - Earnings per Share

42

Note 12 - Goodwill

46

Note 13 - Intangible assets

48

Note 14 - Property, plant and equipment

51

Note 15 - Finance leases and operating leases

54

Note 16 - Share in net assets of equity affiliates and joint ventures

54

Note 17 - Financial assets

57

Note 18 - Operating working capital

58

Note 19 - Inventories and work in progress

60

Note 20 - Trade receivables and related accounts

60

Note 21 - Other assets and liabilities

61

Note 22 - Allocation of 2006 net income

61

Note 23 - Shareholders’ equity

62

Note 24 - Compound Financial Instruments

75

Note 25 - Pensions, retirement indemnities and other post-retirement benefits

78

Note 26 - Financial debt

87

Note 27 - Provisions

94

Note 28 - Market–related exposures

95

Note 29 - Customers’ deposits and advances

99

Note 30 - Net cash provided (used) by operating activities before changes in working capital, interest and taxes

99

Note 31 - Contractual obligations and disclosures related to off balance sheet commitments

100

Note 32 - Related party transactions

103

Note 33 - Payroll and staff training rights

104

Note 34 - Contingencies

105

Note 35 - Events after the balance sheet date

109

Note 36 -Main consolidated companies

109

Note 37 - Quarterly information (unaudited)

111

Note 38 - Summary of differences between accounting principles followed by Alcatel-Lucent and U.S. GAAP

113

Note 39 - Reconciliation to U.S. GAAP

123

Note 40 - Summarized U.S. GAAP Consolidated Financial Statements

125

Note 41 - Specific U.S. GAAP disclosures

131

Note 42 - Subsequent events

154

FORM 20-F 2006     Alcatel-Lucent – F-11

Back to Contents

Notes to consolidated financial statements

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, historical Alcatel completed a business combination with Lucent Technologies, Inc. (“Lucent”) and as a result became a wholly-owned subsidiary of Alcatel. Following the transaction historical Alcatel changed its name to Alcatel-Lucent. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, except if dissolved earlier or except if its life is prolonged. Alcatel-Lucent’s headquarters are situated at 54, rue La Boétie, 75008 Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

The consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On February 8, 2007, the Board of Directors authorized for issue the consolidated financial statements at December 31, 2006. The consolidated financial statements will only be final once approved at the Annual Shareholders’ Meeting.

Note 1 - Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the 2006 consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards) as of December 31, 2006, as adopted by the European Union as of the date when our Board of Directors authorized the consolidated financial statements for issue. IFRS include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, International Accounting Standards (“IASs”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).

Between 1999 and 2004, the consolidated financial statements of the Group were prepared in accordance with French generally accepted accounting principles (“French GAAP”) in compliance with the “Principles and accounting methodology relative to consolidated financial statements” regulation No. 99-02 of the “Comité de la réglementation comptable” approved by the decree dated June 22, 1999.

As a first-time adopter of IFRS at December 31, 2005, Alcatel followed IFRS 1 regulations governing the first-time adoption of IFRSs by companies. Reconciliation schedules of the 2004 consolidated net income, consolidated statement of cash flows and consolidated shareholders’ equity at both January 1, 2004 and December 31, 2004 between IFRSs and those prepared previously in accordance with French GAAP were included in the 2005 consolidated financial statement disclosure notes. At the transition date (January 1, 2004), the following options were selected:

•

business combinations that were completed before the transition date were not restated;

•

the accumulated total of translation adjustments at the transition date were deemed to be zero;

•

the accumulated unrecognized actuarial gains and losses at the transition date relating to pension and retirement obligations and other employee and post-employment benefit obligations were recorded in shareholders’ equity;

•

property, plant and equipment was not revalued;

•

only stock options issued after November 7, 2002 and not fully vested at January 1, 2005 were accounted for in accordance with IFRS 2;

•

all the Group’s subsidiaries, equity affiliates and joint ventures adopted IFRSs at the same date as the parent company;

•

all the requirements of IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” have been applied since January 1, 2004;

•

early application, as from January 1, 2004, of interpretations IFRIC 4 “Determining whether an Arrangement contains a Lease” and IFRIC 6 “Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment”.

All standards and interpretations applied by Alcatel-Lucent in these consolidated financial statements are in compliance with both the European directives and the IFRSs adopted by the European Union.

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

FORM 20-F 2006     Alcatel-Lucent – F-12

Back to Contents

Companies over which the Group has a significant influence (investments in “associates” or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is greater than or equal to 20%.

All significant intra-group transactions are eliminated.

(c) Business combinations

Regulations governing first-time adoption: Business combinations that were completed before January 1, 2004, the transition date to IFRSs, were not restated, as permitted by the optional exemption included in IFRS 1. Goodwill was therefore not recognized for business combinations occurring prior to January 1, 2004, which were previously accounted for in accordance with article 215 of Regulation No. 99-02 of the “Comité de la réglementation comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against shareholders’ equity.

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

If the initial accounting for a business combination cannot be completed before the end of the annual period in which the business combination is effected, the initial accounting shall be completed within twelve months of the acquisition date.

The accounting treatment of deferred taxes related to business combinations is described in Note 1n below.

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

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore expressed in the entity’s functional currency and translated using the closing exchange rate.

Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated total of translation adjustments at the transition date was deemed to be zero. This amount was reversed against retained earnings, leaving the amount of shareholders’ equity unchanged. Translation adjustments that predate the IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries or equity affiliates existing as of the IFRS transition date.

(e) Translation of foreign currency transactions

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the income statement in “other financial income (loss)”.

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the caption “Cumulative translation adjustments” until the disposal of the investment. Refer to Note 1d above for information on the recognition of translation adjustments at the IFRS transition date.

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

The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for as follows:

•

For derivatives treated as cash flow hedges, changes in their fair value are accounted for in shareholders’ equity and then reclassified to income (cost of sales) when the hedged revenue is accounted for. The ineffective portion is recorded in “other financial income (loss)”;

•

For derivatives treated as fair value hedges, changes in their fair value are recorded in the income statement where they offset the changes in fair value of the hedged assets, liabilities and firm commitments.

FORM 20-F 2006     Alcatel-Lucent – F-13

Back to Contents

In addition to derivatives used to hedge firm commitments documented as fair value hedges, from April 1, 2005 onwards, Alcatel-Lucent designates and documents highly probable future streams of revenue with respect to which the Group has entered into hedge transactions. The corresponding derivatives are accounted for in accordance with the requirements governing cash flow hedge accounting.

Foreign exchange derivatives used by Lucent and its affiliates are not considered eligible for hedge accounting treatment, as the derivatives are not designated as hedges for cost/benefit reasons.

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

o

the project is clearly defined, and the costs are separately identified and reliably measured,

o

the technical feasibility of the project is demonstrated,

o

the intention exists to finish the project and use or sell the products created during the project,

o

a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated, and

o

adequate resources are available to complete the project.

These development costs are amortized over the estimated useful life of the projects concerned.

The amortization of capitalized development costs begins as soon as the product in question is released.

Specifically for software, useful life is determined as follows:

o

in case of internal use: over its probable service lifetime,

o

in case of external use: according to prospects for sale, rental or other forms of distribution.

Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.

The amortization of capitalized software costs during a reporting period shall be the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the product;

•

customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), which are included in work in progress on construction contracts.

With regard to business combinations, Alcatel-Lucent allocates a portion of the purchase price to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, Alcatel-Lucent may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel-Lucent to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.

The fair value of in-process research and development acquired in business combinations is based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, and the project’s risks.

The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel-Lucent and its competitors. Future net cash flows from such projects are based on management’s estimates of such projects’ cost of sales, operating expenses and income taxes.

The value assigned to purchased in-process research and development is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

Such value is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on Alcatel-Lucent’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

Capitalized development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination) are generally amortized over 3 to 10 years.

Impairment tests are carried out, using the methods described in the following paragraph.

FORM 20-F 2006     Alcatel-Lucent – F-14

Back to Contents

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

Each goodwill item is tested for impairment annually. It is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s business divisions (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) with the business division’s net asset carrying values (including goodwill). In the reporting structure, the Business Divisions are one level below the Business Groups for the Carrier Business Segment and one level below the Business Segment for the two other Business Segments. Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value. The discount rate used for the annual impairment test was the Group’s weighted average cost of capital of 10.8% for 2004 and 9.5% for 2005 and for 2006. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, before-tax rates applied to before-tax cash flows. A single discount rate has been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each business division. Further impairment tests are carried out if events occur indicating a potential impairment. Goodwill impairment losses cannot be reversed.

Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.

When the reporting structure is reorganized in a way that changes the composition of one or more business divisions to which goodwill has been allocated, a new impairment test is performed on the goodwill for which underlying business divisions have been changed. Such a reallocation has been made in December 2006 using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over a 3 to 10 year period. However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization are accounted for in the income statement under cost of sales, research and development expenses (acquired technology, IPR&D, etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in the above mentioned line items or in restructuring costs if part of a restructuring plan or on a specific line item if very material (refer to Note 1p). No intangible assets are considered to have indefinite useful lives other than some trade names. All intangible assets, with the exception of some trade names, are amortized over their estimated useful lives. Trade names could have an indefinite useful life and are therefore not amortized.

Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any impairment losses. Depreciation expense is generally calculated over the following useful lives:

• buildings and building improvements	5-50 years
• infrastructure and fixtures	5-20 years
• plant and equipment	2-10 years

Depreciation expense is determined using the straight-line method.

FORM 20-F 2006     Alcatel-Lucent – F-15

Back to Contents

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

Depreciation and impairment losses are accounted for in the income statement under “cost of sales”, “research and development costs” or “administrative and selling expenses”, depending on the nature of the asset (see Note 1p).

(h) Non-consolidated investments and other non-current financial assets

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in shareholders’ equity. When objective evidence of impairment of a financial asset exists (for instance, a significant or prolonged decline in the value of an asset), an irreversible impairment loss is recorded. This loss can only be released upon the sale of the securities concerned.

Loans are measured at amortized cost. Loans may suffer impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying amount and recoverable value is recognized in the income statement and can be reversed if recoverable value rises in the future.

The portfolio of non-consolidated securities and other financial assets is examined at each quarter-end to detect any objective evidence of impairment. When this is the case, an impairment loss is recorded. Impairment losses on securities accounted for at quarter-ends are irreversible and could only be released upon the sale of the securities concerned.

 (i) Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

Net realizable value is the estimated sales revenue for a normal period of activity less expected completion and selling costs.

(j) Treasury stock

Treasury shares owned by Alcatel-Lucent or its subsidiaries are valued at their cost price and are deducted from shareholders’ equity. Proceeds from the sale of such shares are included directly in shareholders’ equity and have no impact on the income statement.

(k) Pension and retirement obligations and other employee and post-employment benefit obligations

Post-employment benefits:

In accordance with the laws and practices of each country where Alcatel-Lucent is established, the Group participates in employee benefit plans.

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

•

using the “corridor” method, only actuarial gains and losses in excess of either 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets, whichever is greater, are recognized over the expected average remaining working lives of the employees participating in the plan or at 100% in the following year if the participants are no longer working.

The expense resulting from the change in net pension and other post-retirement obligations is recorded in “income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities” or in “other financial income (loss)” depending upon the nature of the underlying obligation. Generally, the service cost is recognized in the income from operating activities and the interest cost and expected return on plan assets are recognized in the financial result.

Under IFRS, plan assets are limited to the lower of: (i) the value resulting from applying IAS 19—Employee Benefits, and (ii) the net total present value of any available refund from the plan or reduction in future contributions to the plan. As the company plans to use excess pension assets to fund retiree healthcare for formerly represented retirees and has the ability to do so, such use has been analyzed as refund from the related plan. In fact, under section 420 of the Income Revenue Code in the United States of America as amended by the Pension Protection Act of 2006, the company is authorized until 2013 (according to current legislation) to use excess pension assets to fund retiree healthcare plan for formerly represented retirees.

FORM 20-F 2006     Alcatel-Lucent – F-16

Back to Contents

At this time, the Group is considering whether to adopt the new option provided for in IAS 19 “Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures” that allows the full amount of actuarial gains and losses to be recorded outside profit or loss in a statement of recognized income and expense.

Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date were recorded in shareholders’ equity. The corridor method has been applied starting January 1, 2004.

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

(l) Provisions for restructuring and restructuring costs

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date of the Group’s financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted. Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories and work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs.

The amounts reserved for anticipated severance payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in other financial income (loss).

(m) Financial debt—Compound financial instruments

Some financial instruments contain both a liability and an equity component. This is the case with the bonds issued by Alcatel in 2003 (“OCEANE—Obligation Convertible ou Échangeable en Actions Nouvelles ou Existantes”, bonds that can be converted into or exchanged for new or existing shares) and in 2002 (“ORANE—Obligation Remboursable en Actions Nouvelles ou Existantes”, notes mandatorily redeemable for new or existing shares) or compound financial instruments issued by Lucent prior to the merger in 2006 between Alcatel and Lucent. The different components of compound financial instruments are accounted for in shareholders’ equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

For instruments issued by Alcatel, the component classified as a financial liability was valued on the issuance date at present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in shareholders’ equity results from the difference between the debt issue amount and the financial liability component.

At the merger closing date, the financial liability component of Lucent’s convertible bonds was computed at present value as described in the preceding paragraph, taking into account contractual maturities. The difference between the fair value of the convertible debentures and the corresponding financial liability component was accounted for as a component of equity.

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

Deferred tax assets are recorded in the consolidated balance sheet when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

•

existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal;

•

forecasts of future tax results;

•

the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future;

•

historical data concerning recent years’ tax results; and

•

if required, tax planning strategy, such as the planned disposal of undervalued assets.

FORM 20-F 2006     Alcatel-Lucent – F-17

Back to Contents

As a result of a business combination, an acquirer may consider it probable that it will recover its own deferred tax assets that were not recognized before the business combination. For example, an acquirer may be able to utilize the benefit of its unused tax losses against the future taxable profit of the acquiree. In such cases, the acquirer recognizes a deferred tax asset, but does not include it as part of the accounting for the business combination, and therefore does not take it into account in determining the goodwill or the amount of any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the combination.

In addition, if the potential benefit of the acquiree’s income tax loss carry-forwards or other deferred tax assets does not satisfy the criteria in IFRS 3 for separate recognition when a business combination is initially accounted for, but is subsequently realized, the acquirer will recognize the resulting deferred tax income in profit or loss. In addition, the acquirer must:

•

reduce the carrying amount of goodwill to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the acquisition date; and

•

recognize the reduction in the carrying amount of goodwill as an expense.

If any deferred tax assets related to the merger with Lucent are recognized in future financial statements of the combined company, the impact will be accounted for in the statement of income (for the tax losses not yet recognized related to both former Alcatel and Lucent entities), but the goodwill will be reduced accordingly (for the tax losses related to former Lucent entities only).

Amounts of reduction of goodwill already accounted for in the purchase price allocation related to the acquisition of Lucent are disclosed in Note 9.

(o) Revenues

Revenues include net sales and service revenues from the Group’s principal business activities, net of value added taxes (VAT) and income due from licensing fees and from income grants, net of VAT.

Most of the Group’s sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of the sale of goods and equipment with related services constituting multiple-element arrangements, construction contract accounting, the application of software revenue recognition rules, and the assessment of collectibility.

Revenues from the sale of goods and equipment are recognized when persuasive evidence of an arrangement with the customer exists, delivery has occurred, and the significant risks and rewards of ownership of a product have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements where the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting, if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of the undelivered elements is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting in accordance with the criteria described in the preceding paragraph.

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

Software revenue recognition rules (as prescribed by the AICPA’s SOP 97-2) are applied for revenues generated from licensing, selling or otherwise marketing software solutions when the software is sold on a standalone basis, or when the software is embedded with the Group’s hardware and the software is considered more than incidental. In multiple-element arrangements, where software is considered more than incidental, the fair value of an undelivered element is determined using vendor-specific objective evidence (VSOE) of fair value. If VSOE of fair value cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until either such criteria are met or the last element is delivered, or revenue is deferred and recognized ratably over the service period.

FORM 20-F 2006     Alcatel-Lucent – F-18

Back to Contents

For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period. Revenue from other services is generally recognized at the time of performance.

For product sales made through retailers and distributors, assuming all other revenue recognition criteria have been met, revenue is recognized upon shipment to the distribution channel, if such sales are not contingent on the distributor selling the product to third parties and the distribution contracts contain no right of return. Otherwise, revenue is recognized when the reseller or distributor sells the product to the end user.

Product rebates or quantity discounts are deducted from revenues with the exception of promotional activities giving rise to free products, which are accounted for in cost of sales and provided for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, or IAS 11 “Construction Contracts”. The accounting treatment of free products could be amended in the future depending upon the final IFRIC determination related to customer loyalty programs. The Group accrues warranty costs, sales returns and other allowances based on contract terms and its historical experience.

Revenue in general is measured at the fair value of the consideration received or to be received. Where a deferred payment has a significant impact on the calculation of fair value, it is accounted for by discounting future payments.

The assessment of collectibility is critical in determining whether revenue or expense should be recognized. As part of the revenue recognition process, the Group assesses whether it is probable that economic benefits associated with the transaction will flow to the Group. If the Group is uncertain as to whether economic benefits will flow to the Group, revenue is deferred and recognized on a cash basis. However, if uncertainty arises about the collectibility of an amount already included in revenue, the amount in respect of which recovery has ceased to be probable is recognized as an expense in “cost of sales”.

(p) Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities and Income (loss) from operating activities

Alcatel-Lucent has considered it relevant to the understanding of the company’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

This subtotal, named “Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities”, excludes those elements that have little predictive value due to their nature, frequency and/or materiality.

Those elements can be divided in two categories:

•

Elements that are both very infrequent and material, such as a major impairment of an asset (for example, the impairments of intangible assets accounted for in 2004 and 2006 following the Group’s decision to stop specific product lines or resulting from material changes in their recoverable value), a disposal of investments (such as the capital gain related to the Space business accounted for in 2005) or the settlement of litigation having a material impact;

•

Elements that are by nature unpredictable in their amount and/or in their frequency, if they are material. Alcatel-Lucent considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to the other. For example, restructuring charges have shown dramatic changes from one period to the other.

Share-based payments were also isolated in 2005 and 2004 due to the fact that this type of expense was not yet recognized in other generally accepted accounting standards used by some of the Group’s main competitors. In view of the relative lack of materiality of these payments and the evolution of other accounting standards toward the same principle as is applied under IFRS, Alcatel-Lucent has decided to discontinue this presentation beginning with fiscal 2006. As a result, share-based payments are no longer isolated, but are allocated by function. Income statements for the prior periods (i.e. 2004 and 2005) have been conformed to the current period presentation.

Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see Note 1f) and, in particular, pension costs (except for the financial component, see Note 1k), employee profit sharing, fair value changes of derivative instruments related to commercial bids, valuation allowances on receivables (including the two categories of vendor financing as described in Note 1v) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before reduction of goodwill related to realized unrecognized tax loss carry forwards income tax, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.

FORM 20-F 2006     Alcatel-Lucent – F-19

Back to Contents

(q) Finance costs

This item includes interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE and other convertible bonds, other long-term debt (including lease-financing liabilities), and all cash assimilated items (cash, cash equivalents and marketable securities).

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

(r) Structure of consolidated balance sheet

Most of the Group’s activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (including other inventories and work in progress and trade receivables and related accounts) and current liabilities (including other provisions, customers’ deposits and advances, trade payables and related accounts) without distinction between the amounts due within one year and those due after one year.

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

Derecognition of financial assets

A financial asset as defined under IAS 32 “Financial Instruments: Disclosure and Presentation” is either totally or partially derecognized (removed from the balance sheet) when the Group expects no further cash flow to be generated by it and retains no control of the asset or transfers substantially all risks and rewards attached to it.

In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition, on the basis that risk of late payment is considered marginal. A more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could put into question the accounting treatment that has been adopted.

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

(u) Marketable securities

Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as financial assets at fair value through profit or loss, changes in fair value are recorded in the income statement (in other financial income (loss)). For available-for-sale securities, changes in fair value are recorded in shareholders’ equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

Further to the publication of the “Fair Value Option” amendment to IAS 39 “Financial Instruments: Recognition and Measurement”, effective from January 1, 2006, certain marketable securities previously included in the category of financial assets at fair value through profit or loss are now designated as financial assets available for sale. The impact of this change, had it been applied in 2005 and 2004, is presented in Note 8—Financial income (loss) and in the consolidated statement of changes in shareholders’ equity.

FORM 20-F 2006     Alcatel-Lucent – F-20

Back to Contents

(v) Customer financing

The Group undertakes two types of customer financing:

•

financing relating to the operating cycle and directly linked to actual contracts;

•

longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.

The first category of financing is accounted for in “Other current or non current assets, net”.

The second category of financing is also accounted for in “Other current or non-current assets, net”. The second category was previously presented (that is, before December 31, 2006) in “Other non-current financial assets, net”. Changes in these two categories of assets are included in cash flows from operating activities in the consolidated statement of cash flows. Changes in the second category were previously presented (that is, before December 31, 2006) in cash flows from investing activities in the consolidated statement of cash flows and is now presented on the line item “decrease (increase) in vendor financing loans” in cash flows from operating activities.

Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments.

(w) Stock options

In accordance with the requirements of IFRS 2 “Share-based Payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date. It is accounted for in additional paid-in capital (credit) at grant date, with a counterpart in deferred compensation (debit) (also included in additional paid-in capital). During the vesting period, deferred compensation is amortized in the income statement.

Stock option fair value is calculated using the Cox-Ross-Rubinstein binomial model. This model permits to take into consideration the option’s characteristics, such as exercise price and expiry date, market data at the time of acquisition, such as the interest rate on risk-free securities, share price, volatility and expected dividends, and behavioral factors of the beneficiary, such as expected early exercise.

Only options issued after November 7, 2002 and not fully vested at January 1, 2005 and those issued after January 1, 2005 are accounted for according to IFRS 2.

The impact of applying IFRS 2 on net income (loss) is accounted for in “cost of sales”, “research and development costs” or “administrative and selling expenses” depending on the functions of the beneficiaries. As this impact had been accounted for in a specific line item (“share-based payments”) in the consolidated income statements published before December 31, 2006, income statements related to prior periods presented (2004 and 2005) have been conformed to the current period presentation.

Outstanding stock options at the acquisition date of a company acquired by Alcatel-Lucent in a business combination are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of stock options acquired at the time of acquisition is accounted for in the caption “additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity (included in additional paid-in capital). The sum of these two amounts, equivalent to the fair value of vested options, is taken into account in the cost of the business combination.

Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the acquisition date are accounted for as described above.

(x) Assets held for sale and discontinued operations

A non-current asset or disposal group (group of assets or a cash generating unit) to be sold is considered as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for sale and its sale must be highly probable. These assets or disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

A discontinued operation is a separate major line of business or geographical area of operations for the Group that is either being sold or is being held for sale. The net income (loss) and statement of cash flow elements relating to such discontinued operations are presented in specific captions in the consolidated financial statements for all periods presented.

(y) Accounting standards and interpretations that have been published but are not yet effective

As of December 31, 2006, there were no IFRS accounting standards and interpretations that had been published but were not yet effective, which have been applied by Alcatel-Lucent earlier than the effective date. Other IFRS accounting standards and interpretations that have been published by the approval date of these financial statements but are not yet effective and for which the Group has not elected early application and that are likely to affect the Group are as follows:

•

IFRS 7 “Financial Instruments—Disclosures”, effective for annual periods beginning on or after January 1, 2007;

FORM 20-F 2006     Alcatel-Lucent – F-21

Back to Contents

•

IAS 1 “Amendment relating to Capital Disclosures”, effective for annual periods beginning on or after January 1, 2007;

•

IFRIC 8 scope of IFRS 2: effective for annual periods beginning on or after May 1, 2006; and

•

IFRIC 9 “Reassessment of Embedded Derivatives”, effective for annual periods beginning on or after June 1, 2006.

The Group is currently assessing the potential impact that application of these standards and interpretations will have on consolidated net income (loss), financial position, changes in cash and cash equivalents and notes to the consolidated financial statements. At this stage, Alcatel-Lucent does not anticipate any significant impact on the Group’s financial condition, results of operations and cash flows.

Note 2 - Principal uncertainties regarding the use of estimates

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. However, subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

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

The impact of inventory and work in progress write-down on Alcatel-Lucent income before tax was a net charge of €77 million in 2006 (a net charge of €18 million in 2005 and a net gain of €20 million in 2004), representing new write-down taken in 2006 which more than offset the reversal of existing provisions of €98 million due to asset sales that occurred in 2006.

(b) Impairment of customer receivables and loans

An impairment loss is recorded for customer receivables and loans if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of Alcatel-Lucent major customers’ creditworthiness could have an adverse impact on Alcatel-Lucent future results. Impairment losses on customer receivables were €192 million at December 31, 2006 (€228 million at December 31, 2005 and €284 million at December 31, 2004). The impact of impairment losses on customer receivables on income (loss) before tax, related reduction of goodwill and discontinued operations was a net charge of €18 million in 2006 (a net gain of €19 million in 2005 and €43 million in 2004).

Impairment losses on customer loans and other financial assets (assets essentially relating to customer financing arrangements) were €838 million at December 31, 2006 (€897 million at December 31, 2005 and €908 million at December 31, 2004). The impact of these impairment losses on income before tax related reduction of goodwill and discontinued operations was a net gain of €2 million in 2006 (a net gain of €25 million in 2005 and a net gain of €77 million in 2004).

(c) Goodwill, capitalized development costs, and other intangible assets

Capitalized development costs

The criteria for capitalizing development costs are set out in Note 1f. Once capitalized, these costs are amortized over the estimated lives of the products concerned.

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

An impairment loss of €104 million and write offs amounting to €197 million have been accounted for in capitalized development costs in 2006, and are mainly related to discontinuance of product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent (refer to Notes 3, 7 and 13).

Goodwill and intangible assets

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination as described in Note 3. Using market-related information, estimates (primarily based on risk adjusted discounted cash flows) and judgment, an independent appraiser determined the preliminary fair values of the net assets acquired from Lucent, and in particular those relating to the intangible assets acquired. If the expected results of the acquired business in the future do not support such fair values and the goodwill resulting from the business combination, impairment charges against such intangible assets and goodwill may be required in future financial statements. Goodwill and intangible assets related to the Lucent transaction are preliminary and subject to change.

FORM 20-F 2006     Alcatel-Lucent – F-22

Back to Contents

An impairment loss of €40 million and write-offs amounting to €233 million have been accounted against intangible assets in 2006, mainly related to discontinued product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent (refer to Notes 3, 7 and 13).

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

Net goodwill is €10,977 million at December 31, 2006 (€3,772 million at December 31, 2005 and €3,774 million at December 31, 2004). Other intangible assets, net were €5,347 at December 31, 2006 (€819 million at December 31, 2005 and €705 million at December 31, 2004)

(d) Impairment of property, plant and equipment

In accordance with IAS 36 Impairment of Assets, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of its value in use and its fair value less costs to sell) (see Note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

The planned closing of certain facilities, additional reductions in personnel and reductions in market outlooks have been considered impairment triggering events in prior years. No significant impairment losses were recorded in 2006, 2005 and 2004.

When determining recoverable value of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

(e) Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses and (iii) penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties that eventually will be paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

Product sales reserves represented €670 million at December 31, 2006, of which €71 million related to construction contracts (see Note 18) (€753 million at December 31, 2005, of which €173 million related to construction contracts and €933 million and €271 million respectively at December 31, 2004). For further information on the impact on 2006 income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities of the change in these provisions, see Notes 18 and 27.

(f) Deferred taxes

Deferred tax assets relate primarily to tax loss carry forwards and to deductible temporary differences between reported amounts and the taxes bases of assets and liabilities. The assets relating to the tax loss carry forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

At December 31, 2006, deferred tax assets were €1,692 million of which €746 million relate to the United States and €372 million to France (€1,606 million at December 31, 2005, of which €850 related to the United States and €369 million to France). Evaluation of the Group’s capacity to utilize tax loss carry forwards relies on significant judgment. The Group analyzes the positive and negative elements of certain economic factors that may affect the Group’s business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carry forwards, which also consider the factors indicated in Note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent balance sheet and net income (loss).

As a result of the business combination with Lucent, €2,405 million of net deferred tax liabilities have been recorded resulting from the temporary differences generated by the differences between the fair valuation of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reversed in the future Group’s statements of income as and when such differences are amortized.

As prescribed by IFRS, Alcatel-Lucent has a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that have not been recognized in Lucent’s historical financial statements should be recognized in the financial statements of the combined company. If any deferred tax assets related to the business combination (resulting from Lucent’s unrecognized tax losses) are recorded in future financial statements of the combined company, the impact will be accounted for (as income) in the statement of income. However, in addition, goodwill will be reduced (resulting in an expense) for that part of the losses recognized relating to Lucent’s tax losses.

FORM 20-F 2006     Alcatel-Lucent – F-23

Back to Contents

On the other hand, subsidiaries of historical Alcatel may consider that, as a result of a business combination with Lucent, it is probable that they will recover their own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of the Lucent business. In such cases, Alcatel-Lucent would recognize a deferred tax asset but does not include it as part of the accounting for the business combination. It could therefore have a positive impact on Alcatel-Lucent future net results.

(g) Pension and retirement obligations and other employee and post-employment benefit obligations

Due to the business combination with Lucent, Alcatel-Lucent results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets and expected participation rates in retirement health care plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Changes in the related pension and post-retirement benefit costs or credits may occur in the future due to changes in the assumptions. The net effect of pension and post-retirement cost included in Alcatel-Lucent income (loss) before tax related reduction of goodwill and discontinued operations was €120 million, €93 million and €104 million during fiscal 2006, 2005 and 2004, respectively.

The weighted average expected rate of return on pension plan assets used to develop Alcatel-Lucent pension credit was 7.35% (computed on a yearly basis including businesses acquired during the year), 4.28% and 4.70% during fiscal 2006, 2005 and 2004, respectively, and is determined at the beginning of the period. Alcatel-Lucent plans to use an expected rate of return of 7.25% during fiscal 2007. Changes in the rate were generally due to different expected future returns based on studies performed by Alcatel-Lucent external investment advisors or to a change of the asset allocation. Similar changes were made to Alcatel-Lucent expected rate of return on post-retirement plan assets due to lower expected future returns, as well as for changes in the mix of assets held. A lower expected rate of return reduces Alcatel-Lucent net pension result and profitability.

The weighted average discount rate used to determine the pension credit was 3.98% for Alcatel and its subsidiaries and 5.44% for Lucent and its subsidiaries, each prior to the business combination in 2006 and 4.46% and 4.81% during fiscal 2005 and 2004, respectively. The discount rate is determined at the beginning of the period. Alcatel-Lucent plans to use a weighted average discount rate of 5.54% during fiscal 2007. Changes in the discount rate were due to increasing long-term interest rates during 2006. The discount rate is also somewhat volatile because it is determined based upon the prevailing rate as of the measurement date. Similar adjustments were made to the discount rate used to determine Alcatel-Lucent post-retirement benefit costs. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and reduces Alcatel-Lucent net pension credit and profitability for those plans where actuarial losses are being amortized. Otherwise, a higher discount rate increases Alcatel-Lucent net pension credit and profitability.

The expected rate of return on pension plan assets and the discount rate as well as the amortization of unrecognized actuarial gains and losses were determined in accordance with consistent methodologies, as described in Note 1k.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased/decreased the fiscal 2006 net pension result by approximately €28 million and €20 million, respectively. The impact of changes in the discount rate is different if the resulting actuarial gains or losses are subject to amortization. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2006 net pension result by approximately €35 million.

In the U.S., there have been several recent developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

Lucent has taken various actions to reduce its share of retiree health care costs during recent periods, including the shifting of certain costs to its retirees. Lucent’s retiree health care obligations are determined using the terms of the current plans, under which health care benefits for employees who retired prior to March 1, 1990 are not subject to annual dollar caps on the Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of Lucent total retiree health care obligation. Management employees who retired on or after March 1, 1990 have paid premiums above the applicable annual dollar caps on Lucent’s share of future benefits costs. since 2001 Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with Lucent’s current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a new U.S. $400 million trust to be funded over eight years and managed jointly by trustees appointed by Lucent and the unions, U.S. $50 million of which has been contributed and U.S. $25 million of which has been provided for through a Section 420 transfer. The remaining U.S. $325 million of contributions to the trust, which may be funded in Lucent’s discretion either from operating cash or excess pension assets, would be required if the conditions described in the risk factor in Item 3 above (concerning Lucent’s pension and post-retirement benefit plans) are achieved.The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a subject of bargaining between the Lucent and the unions.

FORM 20-F 2006     Alcatel-Lucent – F-24

Back to Contents

Under IFRS, the amount of prepaid pension costs that can be recognized in the financial statements is limited to the sum of the cumulative unrecognized net actuarial losses and past service cost, the present value of any available refunds from the plan, and any reduction in future contributions to the plan. As Lucent currently has the ability and intent to use eligible excess pension assets to fund certain retiree healthcare benefits for formerly represented retirees, such use has been considered as a refund from the related plans. The funded status of the formerly represented retiree health care obligation of approximately €(1.9) billion, the present value of Medicare Part D subsidies of approximately €360 million (as this amount is currently netted in the retiree health care obligation) and the present value of future service costs of €182 million have been considered in determining the asset ceiling limitation for Lucent’s pension plans as of December 31, 2006.

The expected future economic benefits related to pension plan assets in determining the asset ceiling is a complex matter. As of the January 1, 2007 valuation date, there were approximately €1.6 billion of pension plan assets that would be eligible for “collectively bargained” transfers to fund retiree health care costs for Lucent formerly represented retirees (alternatively, €1.2 billion would be available for conventional transfers). Lucent have assumed that the eligible plan assets will increase over time through the 2013 expiration date of the current legislation and as a result Lucent will be able to utilize more pension plan assets for Section 420 transfers that are currently available as of December 31, 2006. Changes in plan asset values, funding levels or legislation could result in significant changes in the asset ceiling. This could result in significant volatility in the results of operations or a reduction in the pension credit that could be recognized in the results of operations. The pension credit related to Lucent’s occupational pension plans was reduced by €61 million during the month ended December 31, 2006, due to this asset ceiling.

(h) Revenue recognition

As indicated in Note 1o, revenue is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

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

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position (SOP) 97-2) of the American Institute of Certified Public Accountants or the AICPA’s, such as the existence of sufficient vendor-specific objective evidence (“VSOE”) to determine the fair value of the various elements of the arrangement.

Some of the Group’s products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the product driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the costs to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of SOP 97-2 requires the use of significant professional judgment. Further, the Group believes that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in the environment particularly if VSOE can be obtained. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition if we change our assessment as to whether software is incidental.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales if the actual product returns were considerably different from those estimated, the resulting impact on the income statement could be significant.

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

Note 3 - Changes in consolidated companies

The main changes in consolidated companies for 2006 were as follows:

•

On January 27 2006, Alcatel acquired a 27.5% stake in 2Wire, a pioneer in home broadband network solutions, for a purchase price of US$122 million in cash. This company is consolidated under the equity method and its contribution to Alcatel-Lucent’s 2006 net income is not significant. Goodwill accounted for in share of net assets of equity affiliates as of December 31, 2006 amounted to €37 million.

•

On April 2, 2006, Alcatel and Lucent Technologies, Inc. (“Lucent”) announced that they had entered into a definitive merger agreement. Completion of the merger was announced on November 30, 2006 and Lucent became a wholly owned subsidiary. As a result, Alcatel, the parent company, changed its name to Alcatel-Lucent.

FORM 20-F 2006     Alcatel-Lucent – F-25

Back to Contents

Under the terms of the agreement, Lucent shareholders received 0.1952 of an ADS (American Depositary Share) representing ordinary shares of Alcatel-Lucent for every common share of Lucent that they held, which resulted in the issuance of 878 million shares at a stock price of €10.16 (Alcatel’s closing share price on Euronext as of November 29, 2006).

Alcatel-Lucent remains headquartered in Paris, although its North American operations are based in New Jersey, U.S.A. Bell Labs remains headquartered in New Jersey. The Board of Directors of Alcatel-Lucent is composed of 14 members and has equal representation from each company, including Serge Tchuruk and Patricia Russo, five of Alcatel’s former directors and five of Lucent’s former directors. The board also includes two new independent European directors who were mutually agreed upon.

Alcatel-Lucent has formed a specific U.S. subsidiary to hold certain contracts with U.S. government agencies and is subject to reinforced confidentiality and security conditions. This company has a Board of Directors comprised of three individuals who have no prior relationship with Alcatel-Lucent, except as otherwise allowed by the US Department of Defense.

The cost of the business combination is detailed in the following table:

Number of Lucent common shares outstanding as of November 30, 2006	4,498,666,060
Exchange ratio per share (1,952 Alcatel-Lucent ordinary shares exchanged for 10,000 Lucent ordinary shares tendered)	0.1952
Total number of Alcatel-Lucent ordinary shares issued	878,139,615
Multiplied by Alcatel-Lucent’s stock price (in euros) as of the effective date	10.16
Fair value of Alcatel-Lucent ordinary shares issued (in millions of euros)	8,922
Fair value of the issuable equity instruments relating to Lucent’s compound financial instruments	761
Fair value of outstanding warrants	35
Fair value of outstanding stock-options and similar equity awards	133
Transaction costs	40
Cost of the business combination (in millions of euros)	9,891

The number of issuable equity instruments assumed in connection with this business combination is as follows:

•

Issuable ordinary shares related to Lucent’s compound financial instruments: 159,371,932;

•

Issuable ordinary shares related to outstanding Lucent’s stock options and similar equity awards: 60,767,243;

•

Issuable ordinary shares related to outstanding Lucent’s warrants: 38,907,871.

The fair value of the outstanding stock options and similar instruments has been determined as prescribed by IFRS 2 – Share-based Payment and as described in Note 1w above.

The fair value of the issuable equity instruments related to Lucent’s compound financial instruments corresponds to the equity component amount of such instruments. The equity component has been computed as described in Note 1m.

Under the purchase method, Alcatel-Lucent allocated the purchase price to tangible assets, liabilities assumed, and intangible assets, based on their estimated fair values. The excess of the purchase price over Alcatel’s interest (as the acquirer) in the net fair value of Lucent’s (as the acquiree) identifiable assets and liabilities was recorded as goodwill.

The fair value assigned to intangible assets acquired is determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. Purchased intangible assets are amortized on a straight-line basis over their respective useful lives.

The cost of the business combination was allocated using the information currently available. As a result, Alcatel-Lucent may continue to adjust the preliminary purchase price allocation upon obtaining more information regarding, among other things, asset valuations, liabilities and contingent liabilities assumed, and revisions of preliminary estimates, in particular as they relate to the determination of the fair value of acquired intangible assets. Consequently, the purchase price allocation will be finalized in 2007.

The factors that contributed to a cost that results in the recognition of goodwill are primarily the asset ceiling impact related to pension obligations (refer to Note 25d) for an amount of €1,732 million and the fact that no deferred tax asset has been recognized in respect of the income tax loss carryforwards of the acquired entity (refer to Note 1n and Note 9). On the other hand, a net deferred tax liability has been accounted for in the purchase price allocation for an amount of €2,405 million.

FORM 20-F 2006     Alcatel-Lucent – F-26

Back to Contents

The preliminary allocation of the purchase price is as follows:

(in millions of euros except useful lives expressed in number of years)	Lucent’s carrying amount (1)	Fair value (2)	Useful lives
Cash and cash equivalents and marketable securities	2,814	2,814	-
Property, plant and equipment	920	1,180	1-40 years
Goodwill	389	-
Acquired technologies	267	2,737	5-10 years
In process research & development	-	440	5-7 years
Customer relationships – long term	-	938	5-8 years
Customer relationships – short term (backlog)	-	197	13 months
Trade names	-	501	Indefinite
Inventories	636	1,060	(3)
Trade and other receivables	760	760	-
Payables and advanced billings	(1,082)	(1,071)	-
Pensions, retirement indemnities and other post-retirement benefits	114	(1,601)	-
Bonds and notes issued	(3,885)	(3,099)	-
Provisions	(950)	(951)	-
Deferred taxes	92	(2,405)	-
Deferred compensation (unvested outstanding stock options)	-	37
Other assets and liabilities	141	303	-
NET ASSETS ACQUIRED	216	1,840

(1) Amounts indicated are the carrying values under U.S. GAAP.

(2) Amounts indicated in this column include both purchase price allocation adjustments and conversion of Lucent’s U.S. GAAP historical data to IFRS.

(3) Estimated liquidation period of the inventory step-up is 6 months.

Determination of the goodwill:

(in millions of euros)	Amount
Cost of the business combination (A)	9,891
Net assets acquired (B)	1,840
Goodwill (A) – (B)	8,051

The business acquired from Lucent contributed €278 million to net loss including adjustments subsequent to purchase accounting entries (such adjustments primarily include an amortization of intangible and tangible assets for an amount of €60 million before tax, the partial liquidation of the inventory step-up for €167 million before tax, the restructuring costs described in the following paragraph for an amount of €234 million before tax and a positive tax impact of €179 million) for the period from December 1, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, the Group’s revenue would have been €18,254 million, the income (loss) from operating activities would have been a loss of €(988) million, the net loss would have been €(231) million, and the basic and diluted earning per share would have been €(0.12) including adjustments subsequent to purchase accounting entries (such adjustments primarily include amortization of intangible and tangible assets for an amount of €606 million before tax, the liquidation of the inventory step-up for an amount of €451 million before tax, the restructuring costs described in the following paragraph for an amount of €246 million before tax and a positive tax impact of €508 million).

Pursuant to the merger with Lucent and to the acquisition of Nortel Networks Corporation (“Nortel”) UMTS radio access business (see description of the transaction below), certain of Lucent’s product lines and businesses have been discontinued and the corresponding asset write-off, as well as the estimated associated costs (based upon current assumptions at the closing date of the balance sheet) to which the Group was committed at period end, have been recorded in restructuring costs at €234 million.

•

During the second quarter 2006, Alcatel acquired privately-held VoiceGenie for €30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self-service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers. The initial allocation of the cost of the business combination led to recognizing US$12 million of depreciable intangible assets and US$19 million of goodwill, with the net assets of this company amounting to US$7 million at the acquisition date (of which US$4 million of cash and cash equivalents). The contribution of this company to Alcatel-Lucent’s 2006 results is not significant.

FORM 20-F 2006     Alcatel-Lucent – F-27

Back to Contents

•

On April 5, 2006, Alcatel announced that the Board of Directors of Thales had approved the acquisition in principle of Alcatel-Lucent’s satellite subsidiaries, its railway signaling business and its integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.

On December 4, 2006, Alcatel-Lucent and Thales announced that they had signed a final agreement. This agreement follows the signature of a new Space Alliance agreement between Thales, Alcatel-Lucent and Finmeccanica, in which Finmeccanica agreed to the transfer to Thales of Alcatel-Lucent’s share in Alcatel Alenia Space and Telespazio.

The transaction primarily consisted of the contribution and disposal by Alcatel-Lucent to Thales of the following assets:

1. In the Space sector:

•

Alcatel-Lucent’s 67% stake in the capital of Alcatel Alenia Space (this joint venture company, created in 2005, is the result of combining Alcatel’s and Finmeccanica’s Space assets, the latter holding a 33% stake).

•

Alcatel-Lucent’s 33% share in the capital of Telespazio, worldwide leader in satellite services, of which 67% is held by Finmeccanica.

With respect to this contribution of the space activities, a cash payment of €670 million will be made to Alcatel-Lucent, subject to a reassessment by an independent expert at the beginning of 2009, which may trigger an upward value adjustment.

2. In the domain of critical systems for security:

The Transport Systems activities, a worldwide leader in signaling solutions for rail transport and urban metros.

Critical Systems Integration activities not dedicated to operators or suppliers of telecommunications services and covering mainly the transport and energy sectors.

On January 5, 2007, with respect to this transfer, 25 million new Thales shares will be issued in favor of Alcatel-Lucent, and Alcatel-Lucent will receive a cash payment of €40 million. As a result of the issuance of the shares, Alcatel-Lucent will increase its shareholdings to 20.95%, which will continue to account for as an investment in associates and the French State remains the main shareholder with a 27.29% stake (held directly or indirectly).

The transaction will be implemented in two phases, as, on November 28, 2006, the European Commission entered Phase II of the regulatory approval process for the transfer to Thales of Alcatel-Lucent’s share in Alcatel Alenia Space and Telespazio because of competition concerns related to the position of Thales’ Space Traveling Wave Tubes (TWT) business. This phase II is foreseen to last for a maximum of 90 working days. Thales first convened an extraordinary general Shareholders’ Meeting on January 5, 2007, in order to approve the transfer of Alcatel-Lucent’s transportation and security assets. Due to the competition concerns related to the transfer of the space activities, Thales will provide the Commission with clarifications and remedies in view of reaching a positive conclusion and a closing for the contribution of the space activities no later than April 2007.

The assets envisaged for the contribution and disposal have been accounted for as assets held for sale in the consolidated financial statements at December 31, 2006, as the criteria for classification in “assets held for sale” as defined by IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” were met at the balance sheet date and as some of the remaining uncertainties as of September 30, 2006 have now been cleared (i.e. signature of a final agreement between Alcatel-Lucent and Thales, receipt of Finmeccanica’s waiver concerning the transfer of Spatial business assets, receipt of French State approval, etc.).

The assets contributed or disposed of to Thales have been considered as one single transaction and one disposal group of assets as defined by IFRS 5 based upon the following facts and circumstances:

•

the transaction is a global transaction that has to be carried out in two phases with two closing dates due exclusively to the European Commission’s authorization process concerning the Space business;

•

the Space activities disposal is contingent on the assets contribution of Transport Systems and Critical Systems Integration; and

•

the amount of €670 million concerning the disposal of the Space business is considered rather as a preliminary payment of the selling price (as an external expert will establish the definitive price in 2009) and is therefore not entirely representative of the market price of this business. It is one of the reasons why Alcatel-Lucent had no intention of disposing of the Space business without including it in the larger transaction defined in the Master Agreement.

As the fair value less costs to sell of this disposal group is higher than the carrying amount, such carrying amount has not been adjusted as of December 31, 2006. All net assets to be disposed of/contributed to Thales have been isolated on the two specific line items related to discontinued operations in the consolidated balance sheet (that is, “Assets held for sale” and “Liabilities related to disposal groups held for sale”) as of December 31, 2006. The 2006 results of the disposal group is presented in the “Income (loss) from discontinued operations” line item in the consolidated income statement and the 2005 / 2004 consolidated income statements have been re-presented accordingly. Detailed impacts are presented in Note 10.

The capital gain related to this disposal and the difference between the preliminary selling price of the Space business (as described above) and its carrying value, will be accounted for during 2007, representing an estimated net positive impact on the net result before tax and any price adjustment of €0.8 billion.

•

On September 1, 2006, Alcatel announced that it had signed a non-binding Memorandum of Understanding with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for US$320 million.

FORM 20-F 2006     Alcatel-Lucent – F-28

Back to Contents

On December 4, 2006, Alcatel-Lucent announced that it had signed a final agreement with Nortel.

On December 31, 2006, Alcatel-Lucent completed the acquisition of Nortel’s UMTS radio access business (UTRAN) and related assets.

Pursuant to the transaction, Alcatel-Lucent acquired Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts for US$320 million. Approximately 1,700 of the employees of Nortel’s UMTS access business were transferred to Alcatel-Lucent.

The assets acquired from Nortel have been considered as a business as defined in IFRS 3 and the purchase price has been allocated as follows:

(in millions of euros)	Amount
Cost of the business combination (A):
Gross consideration	250
Working capital credit and other price adjustments	(18)
Cost of the business combination to be allocated	232
Net assets acquired at fair value (B):
• Fixed assets	38
• Inventories	15
• In process research and development	24
• Acquired technologies	103
• Customer relationships	41
• Other assets and liabilities	-
Net assets acquired	221
GOODWILL (A) – (B)	11

The above described allocation of the cost of the business combination is preliminary and could be amended in 2007.

The carrying value of the net assets acquired on Nortel’s books is not known.

As the transaction was completed as of December 31, 2006, the contribution to the net result of this business was zero with the exception of the impacts described in the following section.

Nortel indicated that the 2006 UMTS Access («UA») revenues associated with the assets sold was approximately $660 million.

As the technologies acquired are duplicating some of the technologies that Alcatel has already developed and capitalized and some of Lucent’s technologies corresponding to certain intangible assets that were fair valued in the purchase price accounting, an impairment loss was recorded, once the contemplated deal with Nortel and the merger with Lucent had estimated been completed and the decisions to keep or to abandon all or some of these technologies had been taken. The corresponding write-off and the estimated associated future costs for which Alcatel-Lucent was already committed at December 31, 2006 represented a total amount of €494 million that has been accounted for in «restructuring costs» in the income statement.

•

During the third quarter 2006, Alcatel and Finmeccanica agreed upon the price adjustments to be made to the values assigned at the time of their contributions to Alcatel Alenia Space and to Telespazio. These adjustments resulted in a €37.5 million reduction in goodwill and in an increase in the gain on disposal of €15 million.

The main changes in consolidated companies for 2005 were as follows:

•

On March 2, 2005, Alcatel announced the acquisition of 100% of Native Networks, a provider of carrier-class optical Ethernet transport solutions, for a purchase price of US$55 million. The purchase price was allocated US$20 million to depreciable intangible assets and US$38 million to goodwill (the net assets of this company being negative US$3 million at the acquisition date). The contribution from this company had no impact on Alcatel’s 2005 income.

•

On May 17, 2005, TCL Corp. and Alcatel announced the end of their handset partnership. Alcatel agreed to swap its 45% stake in the joint venture for TCL Communication Holdings Ltd shares (these shares are listed on the Hong Kong market).

•

On July 1, 2005, Alcatel and Finmeccanica announced the successful creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel-Lucent holds 67% and Finmeccanica 33%) and Telespazio Holding (Finmeccanica holds 67% and Alcatel 33%). These joint ventures are consolidated using the proportionate consolidation method starting July 1, 2005.

FORM 20-F 2006     Alcatel-Lucent – F-29

Back to Contents

Alcatel analyzed this transaction as a sale to Finmeccanica of 33% of Alcatel Space’s satellite industrial activity and 67% of its service activity and as an acquisition of 67% of Alenia Spazio (the industrial space systems of Finmeccanica) and of 33% of Telespazio (service activities for Finmeccanica’s space systems).

The values assigned to this transaction were €1,530 million for Alenia Space and €215 million for Telespazio, resulting in a gain to Alcatel on the sale before tax of €129 million in 2005 and in goodwill not yet allocated of €143 million. Alcatel received from Finmeccanica an equalization payment of €109 million. Net cash resulting from the activities acquired and disposed of is €15 million at the transaction date. Due to the existence of price adjustment clauses in the agreement between Alcatel and Finmeccanica, adjustments to the above amounts were made during the third quarter 2006 (see above).

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

•

On April 26, 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company officially started operations on August 31, 2004 and was 55% owned by TCL and 45% owned by Alcatel. It was consolidated under the equity method in Alcatel’s accounts from September 1, 2004. The mobile phone business had been accounted for as a discontinued operation as from January 1, 2004 (see Note 10). The gain on disposal was recorded in 2004 under the caption “income (loss) from discontinued operations” (see Note 10).

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

FORM 20-F 2006     Alcatel-Lucent – F-30

Back to Contents

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

Note 4 - Information by business segment and by geographical segment

The tables below present information for the business segments described hereunder. They take into account the organization put into place after the completion of Alcatel and Lucent merger at the end of 2006 and comprise three business segments addressing three principal markets.

The overall business is divided into three Business Segments addressing carrier, services and enterprise markets and a decentralized regional organization consisting of four geographic regions.

The first Business Segment is Carrier and is composed of three Business Groups: the Wireless Business Group, the Wireline Business Group, and the Convergence Business Group, addressing the needs of the carrier market.

o

The Wireless Business Group provides products and applications software for end-to-end solutions in the wireless arena and has five business divisions spanning all wireless technologies: GSM/WiMAX, WCDMA, CDMA/EVDO, Wireless Transmission (also known as microwave) and Radio Frequency Systems. The scope of the business divisions includes product and network strategy, product development, product and project management, product marketing, demand planning, sales support and contract execution.

o

The Wireline Business Group provides IP network solutions that allow service providers, enterprises and governments worldwide to deliver voice, data and video communication services to end-users. It has three business divisions, aligned with key market segments – Access, IP and Optics – each with global responsibility for capitalizing on specific market dynamics through portfolio, product and solution planning. Each division is responsible for product and network strategy, product development, product marketing, demand planning, sales support and contract execution.

o

The Convergence Business Group addresses the emergence of a significant transformation of network technologies, applications and services - one that is projected to enable converged services across service-provider networks, enterprise networks and an array of personal devices. It has three business divisions: IMS applications and services, Multimedia and Payment and Multicore.

As a result of the increasing trend within the telecommunication industry of converging wireline, wireless services and products provided to clients, Alcatel-Lucent is assessing the performance of Carrier Business Groups as a whole in terms of risk profile and long-term profitability.

The second Business Segment is Services and comprises one Business Group: the Services Business group, which provides a broad and comprehensive set of professional services that encompass the entire network lifecycle - Consult & Design, Integrate & Deploy, as well as Maintain & Operate. It includes services such as planning and executing IP transformation, integrating application platforms such as IP Multimedia Subsystem (IMS) & Service Delivery Environment, reengineering Operations Support Systems (OSS) / Business Support Systems (BSS) operational processes and strengthening network security. It has five business divisions: Network integration, Professional services, Network operations, Maintenance and Enterprise/Government services.

The third Business Segment is Enterprise and comprises one Business Group: the Enterprise Business Group, which delivers secure, end-to-end, business-critical communications solutions that enable new business generation for governments and enterprises. It includes unified communications and contact centers, IP telephony, IP address and performance management software and security solutions. It has three Business Divisions: Enterprise Solutions, Genesys (contact center applications) and Industrial Components.

The segment Other includes miscellaneous service businesses or non-core businesses, such as corporate purchasing, reinsurance and banking activities and corporate holding companies accounting mainly for corporate expenses. None of these activities are sufficiently significant to be disclosed as reportable segments.

The information by segment follows the same accounting policies as those used and described in these consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

The performance measure of each business segment is based on the “Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities”.

The business segments presented are identical to those appearing in the information given to the Management Committee.

FORM 20-F 2006     Alcatel-Lucent – F-31

Back to Contents

Segment information for the prior periods have been re-presented to conform to the current period presentation, to reflect the organization put in place at the closing date of the merger and the disposal and discontinuation of significant businesses described in Note 3 (that is, assets disposed of or contributed to Thales).

(a) Information by business segment

2006 (in millions of euros)	Carrier	Enterprise	Services	Other	Total Group
2006
Total - Revenues	8,989	1,420	1,721	152	12,282
Of which:
Wireline	4,463	-	-	-	-
Wireless	3,049	-	-	-	-
Convergence	1,477	-	-	-	-
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	393	109	195	(3)	694
Restructuring costs	(631)	2	(1)	(77)	(707)
Impairment of capitalized development costs	(141)	-	-	-	(141)
Gain/(loss) on disposal of consolidated entities	-	-	-	15	15
Income (loss) from operating activities	(379)	111	194	(65)	(139)
Depreciation and amortization (tangible and intangible assets)	411	84	37	99	631
Share in net income (losses) of equity affiliates	-	-	-	22	22
Capital expenditures (tangible and intangible assets)	473	84	29	98	684
Shares in equity affiliates	-	-	-	682	682
Segment assets (assets included in operating working capital) (1)	9,521	483	2,113	1,872	13,989
Segment liabilities (liabilities included in operating working capital) (2)	(3,778)	(301)	(1,097)	(294)	(5,470)

(1) Segment assets represent intangible assets and property plant and equipment. Assets included in operating working capital comprise inventories and work in progress and customer receivables (including those recorded in amounts due from / to customers on construction contracts) and advances and progress payments. These captions are presented in Note 18.

(2) Segment liabilities represent liabilities included in operating working capital that comprise trade payables and related accounts, customers’ deposits and advances and provisions for product sales (including those provisions recorded in amounts due from / to customers on construction contracts). These captions are presented in Notes 18 and 27.

FORM 20-F 2006     Alcatel-Lucent – F-32

Back to Contents

2005 (in millions of euros)	Carrier	Enterprise	Services	Other	Total Group
Total - Revenues	8,463	1,248	1,378	130	11,219
Of which:
Wireline	3,876	-	-	-	-
Wireless	2,806	-	-	-	-
Convergence	1,781	-	-	-	-
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	778	111	212	(80)	1,021
Restructuring costs	(4)	(6)	(4)	(65)	(79)
Impairment of capitalized development costs	-	-	-	-	-
Gain/(loss) on disposal of consolidated entities	-	-	-	129	129
Income (loss) from operating activities	774	105	208	(16)	1,071
Depreciation and amortization (tangible and intangible assets)	351	81	37	51	520
Share in net income (losses) of equity affiliates	-	-	-	(14)	(14)
Capital expenditures (tangible and intangible assets)	407	80	45	61	593
Shares in equity affiliates	-	-	-	606	606
Segment assets (assets included in operating working capital) (1)	2,026	486	820	4,516	7,848
Segment liabilities (liabilities included in operating working capital) (2)	(3,096)	(284)	(756)	(1,517)	(5,653)

(1) Segment assets represent intangible assets and property plant and equipment. Assets included in operating working capital comprise inventories and work in progress and customer receivables (including those recorded in amounts due from / to customers on construction contracts) and advances and progress payments. These captions are presented in Note 18.

(2) Segment liabilities represent liabilities included in operating working capital that comprise trade payables and related accounts, customers’ deposits and advances and provisions for product sales (including those provisions recorded in amounts due from / to customers on construction contracts). These captions are presented in Notes 18 and 27.

FORM 20-F 2006     Alcatel-Lucent – F-33

Back to Contents

2004 (in millions of euros)	Carrier	Enterprise	Services	Other	Total Group
Total - Revenues	7,573	1,211	1,266	213	10,263
Of which:
Wireline	3,538	-	-	-	-
Wireless	2,297	-	-	-	-
Convergence	1,738	-	-	-	-
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	699	120	181	3	1,003
Restructuring costs	(136)	(8)	(19)	(150)	(313)
Impairment of capitalized development costs	(88)	-	-	-	(88)
Gain/(loss) on disposal of consolidated entities	-	-	-	-
Income (loss) from operating activities	475	112	162	(147)	602
Depreciation and amortization (tangible and intangible assets)	292	74	37	84	487
Share in net income (losses) of equity affiliates	-	-	-	(61)	(61)
Capital expenditures (tangible and intangible assets)	348	75	39	66	528
Shares in equity affiliates	-	-	-	604	604
Segment assets (assets included in operating working capital) (1)	3,957	454	734	1,579	6,724
Segment liabilities (liabilities included in operating working capital) (2)	(2,673)	(282)	(735)	(1,568)	(5,258)

(1) Segment assets represent intangible assets and property plant and equipment. Assets included in operating working capital comprise inventories and work in progress and customer receivables (including those recorded in amounts due from / to customers on construction contracts) and advances and progress payments. These captions are presented in Note 18.

(2) Segment liabilities represent liabilities included in operating working capital that comprise trade payables and related accounts, customers’ deposits and advances and provisions for product sales (including those provisions recorded in amounts due from / to customers on construction contracts). These captions are presented in Notes 18 and 27.

FORM 20-F 2006     Alcatel-Lucent – F-34

Back to Contents

(b) Information by geographical segment

(in millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Consolidated
2006
Revenues
• by geographical market	1,110	2,874	883	2,116	2,323	1,113	1,863	12,282
Other information by geographical segment
Segment assets (1)	2,522	2,084	171	1,460	6,997	543	212	13,989
Capital expenditures (tangible and intangible assets)	286	143	11	77	115	38	14	684
2005
Revenues
• by geographical market	1,341	2,657	929	1,779	1,572	978	1,963	11,219
Other information by geographical segment
Segment assets (1)	3,248	1,852	140	1,071	647	652	238	7,848
Capital expenditures (tangible and intangible assets)	263	91	8	80	111	31	9	593
2004
Revenues
• by geographical market	1,149	2,598	828	1,728	1,422	933	1,605	10,263
Other information by geographical segment
Segment assets (1)	3,027	1,641	137	841	455	467	156	6,724
Capital expenditures (tangible and intangible assets)	259	89	6	63	96	12	3	528

(1) Segment assets represent intangible assets and property plant and equipment. Assets included in operating working capital comprise inventories and work in progress and customer receivables (including those recorded in amounts due from / to customers on construction contracts) and advances and progress payments. These captions are presented in Note 18. Intangible assets included in the purchase price adjustments of Lucent have not been allocated to regions at this stage. They are presented in the USA The allocation will be completed in 2007.

Note 5 - Revenues

(in millions of euros)	2006	2005	2004
Product sales (construction contracts)	1,566	1,620	1,333
Other equipment sales	8,878	8,120	7,540
Service revenues	1,721	1,378	1,266
License revenues	40	36	67
Rental income and other revenues	77	65	57
TOTAL	12,282	11,219	10,263

FORM 20-F 2006     Alcatel-Lucent – F-35

Back to Contents

Note 6 - Research and development costs

(in millions of euros)	2006	2005	2004
Research costs	61	54	83
Development costs	1,405	1,244	1,237
Research and development costs, net	1,466	1,298	1,320
As a percentage of revenues	11.9%	11.6%	12.9%
Customer design engineering costs	152	129	91
Capitalized development costs	109	107	130
Research and development effort	1,727	1,534	1,541
As a percentage of revenues	14.1%	13.7%	15.0%

In accordance with IFRSs, development costs meeting certain criteria described in Note 1f are capitalized.

FORM 20-F 2006     Alcatel-Lucent – F-36

Back to Contents

Note 7 - Impairment losses on assets recognized in the income statement

(in millions of euros)	Carrier	Enterprises	Services	Other	Eliminations	Total Group
2006
Impairment losses for goodwill	-	-	-	-	-	-
Impairment losses for capitalized development costs (1)	(104)	-	-	-	-	(104)
Impairment losses for other intangible assets (1)	(40)	-	-	-	-	(40)
Impairment losses for property, plant and equipment	(2)	-	-	-	-	(2)
Impairment losses for shares in equity affiliates	-	-	-	(8)	-	(8)
Impairment losses for financial assets	(1)	-	-	(3)	-	(4)
Total - net	(147)	-	-	(11)	-	(158)
of which reversal of impairment loss (2)	2	-	-	1	-	3
2005
Impairment losses for goodwill	-	-	-	-	-	-
Impairment losses for capitalized development costs (1)	-	-	-	-	-	-
Impairment losses for other intangible assets (1)	(3)	-	-	-	-	(3)
Impairment losses for property, plant and equipment	-	-	-	-	-	-
Impairment losses for shares in equity affiliates	-	-	-	-	-	-
Impairment losses for financial assets	1	(1)	-	(17)	-	(17)
Total - net	(2)	(1)	-	(17)	-	(20)
of which reversal of impairment loss (2)	17	-	-	17	-	34
2004
Impairment losses for goodwill	-	-	-	-	-	-
Impairment losses for capitalized development costs (1)	(88)	-	-	-	-	(88)
Impairment losses for other intangible assets (3)	(18)	-	-	-	-	(18)
Impairment losses for property, plant and equipment	(1)	-	-	(9)	-	(10)
Impairment losses for shares in equity affiliates	-	-	-	(30)	-	(30)
Impairment losses for financial assets	73	-	-	(26)	-	47
Total - net	(34)	-	-	(65)	-	(99)
of which reversal of impairment loss (2)	73	-	-	7	-	80

(1) Of which €141 million is included in the income statement under “impairment of intangible assets”.

(2) Recorded in income statement caption “Other financial income (loss)”.

(3) Recorded in income statement caption “Impairment of intangible assets”.

FORM 20-F 2006     Alcatel-Lucent – F-37

Back to Contents

Note 8 - Financial income (loss)

(in millions of euros)	Q4 2006	2006	2005 represented (1)	2005 published excluding discontinued activities	2004 represented (1)	2004 published excluding discontinued activities
Finance costs	(33)	(98)	(93)	(93)	(108)	(108)
Dividends	1	8	4	4	5	5
Provisions for financial risks	-	-	-	-	2	2
Impairment losses on financial assets (2)	(5)	(4)	(17)	(17)	47	47
Net exchange gain (loss)	(8)	(29)	(18)	(18)	(20)	(20)
Financial component of pension costs	(11)	(47)	(44)	(44)	(48)	(48)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (3)	3	21	119	137	32	34
Other (4)	(37)	(61)	(19)	(19)	12	12
Other financial income (loss)	(57)	(112)	25	43	30	32
Total financial income (loss)	(90)	(210)	(68)	(50)	(78)	(76)

(1) As indicated in Note 1u, certain marketable securities previously included in the category of financial assets at fair value through profit or loss are now designated as financial assets available for sale, further to the “Fair Value Option” amendment to IAS 39 “Financial Instruments: Recognition and Measurement”. The impact of this change on other financial income (loss), had it been applied in 2005 and 2004, is presented in the above represented column.

(2) Impairment loss of €23 million on the Avanex shares recorded in the first quarter of 2005 due to an unfavorable change in market price.

(3) Net gain on disposal of Nexans shares for €69 million during the first quarter of 2005 and net gain on disposal of Mobilrom shares for €45 million during the second quarter of 2005.

(4) Of which a loss of €18 million related to the adjustment of the conversion ratio of Lucent’s series A and B convertible debentures (refer to Note 24c) in the fourth quarter of 2006. Of which €15 million relates to interest charge recorded in other financial loss in the third quarter 2006, which is due to a late payment of a debt relating to a tax dispute.

Note 9 - Income tax and related reduction of goodwill

(a) Analysis of income tax (charge) benefit and related reduction of goodwill

(in millions of euros)	Q4 2006	2006	2005	2004
Reduction of goodwill related to realized income tax loss carry forwards (1)	(5)	(5)	-	-
Current income tax (charge) benefit	(14)	(71)	(48)	83
Deferred income tax (charge) benefit, net (2)	116	113	(98)	(117)
INCOME TAX (CHARGE) BENEFIT AND RELATED REDUCTION OF GOODWILL	97	37	(146)	(34)

(1) If the potential benefit of Lucent’s income tax loss carry forwards or other deferred tax assets does not satisfy the criteria for separate recognition, as defined in IFRS 3, when a business combination was initially accounted for but such benefits are subsequently realized, Alcatel-Lucent will recognize the resulting deferred tax income in profit or loss and in addition, reduce the carrying amount of goodwill (as an expense) to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the merger date.

(2) Of which €175 million in Q4-2006 related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent as described in Note 3.

FORM 20-F 2006     Alcatel-Lucent – F-38

Back to Contents

(b) Effective income tax rate

The effective tax rate can be analyzed as follows:

(in millions of euros)	2006	2005	2004
Income (loss) before tax, related reduction of goodwill and discontinued operations	(327)	1,007	465
Average income tax rate	41.2%	31.7%	24.3%
Expected tax (charge) benefit	137	(319)	(113)
Impact on tax (charge) benefit of:
• reduced taxation of certain revenues	5	-	-
• utilization of previously unrecognized tax losses and other permanent difference	140	165	42
• adjustment to prior years’ current tax charge	(1)	12	1
• recognition of previously unrecognized deferred tax assets	103	171	15
• deferred tax assets no longer recognized	(78)	(151)	(33)
• non recognition of tax losses	(272)	(24)	(62)
• effect of tax rate changes	(3)	(5)	(20)
• tax credits	16	5	12
• other permanent differences	(5)	-	124
Actual income tax (charge) benefit	42	(146)	(34)
Effective tax rate	12.84%	14.50%	7.31%

Average income tax rate is the sum of income (loss) before taxes of each subsidiary, multiplied by the local statutory rate for each subsidiary, divided by consolidated income (loss) before taxes from continuing operations.

Changes in the average income tax rate from 2004 to 2006 are due to differences in the contribution of each tax entity to income (loss) before tax and to the fact that some units have a positive contribution and others have a negative one.

In 2004, the “other” line comprised significant releases of tax contingencies.

(c) Deferred tax balances

Balances (in millions of euros)	2006	2005	2004
Deferred tax assets
• deferred tax assets recognizable	12,716	7,042	6,105
• of which not recognized	(11,024)	(5,274)	(4,467)
Net deferred tax assets recognized	1,692	1,768	1,638
Net deferred tax (liabilities)	(2,524)	(162)	(132)
Net deferred tax assets (liabilities)	(832)	1,606	1,506

FORM 20-F 2006     Alcatel-Lucent – F-39

Back to Contents

Analysis of deferred tax by temporary differences:

(in millions of euros)	December 31, 2005	Impact on net income (loss)	Change in consolidated companies	Change and Other	December 31, 2006
Fair value adjustments of tax assets and liabilities resulting from business combinations	(8)	191	(2,496)	(5)	(2,318)
Provisions	371	(16)	240	(10)	585
Pension reserves	275	(243)	1,718	1	1,751
Prepaid pensions	(99)	141	(1,089)	(2)	(1,049)
Property, plant and equipment and intangible assets	216	(45)	(12)	(31)	128
Temporary differences arising from other balance sheet captions	289	(55)	471	(15)	690
Tax loss carry forwards and tax credits	5,836	127	4,691	(249)	10,405
Deferred tax assets, gross (liabilities)	6,880	100	3,523	(311)	10,192
Deferred tax assets not recognized	(5,274)	13	(5,975)	212	(11,024)
Net deferred tax assets (liabilities)	1,606	113	(2,452)	(99)	(832)
Of which directly included in shareholders’ equity	(43)	7	-	-	(36)

Change during the period:

(in millions of euros)	December 31, 2005	Impact on net income (loss)	Translation adjustments	Change in consolidated companies	Other	December 31, 2006
Deferred tax assets recognized	1,768	(87)	(104)	108	7	1,692
Deferred tax liabilities	(162)	200	5	(2,560)	(7)	(2,524)
Net deferred tax assets (liabilities)	1,606	113	(99)	(2,452)	-	(832)

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2006 and December 31, 2005.

The dividend distribution proposed to the Annual Shareholders’ Meeting (see Note 22) will have no tax consequences.

(d) Tax losses carried forward and temporary differences

Total tax losses carried forward represent a potential tax saving of €10,405 million at December 31, 2006 (€5,836 million at December 31, 2005). The potential tax savings relate to tax losses carried forward that expire as follows:

(in millions of euros)	Recognized	Unrecognized	Total
Years
2007	3	199	202
2008	40	120	160
2009	27	66	93
2010	42	13	55
2011 and thereafter	1,327	8,568	9,895
TOTAL	1,439	8,966	10,405

In addition, temporary differences were €(213) million at December 31, 2006 (€1,044 million at December 31, 2005 and €1,115 million at December 31, 2004), of which €(2,271) million have been recognized and €2,058 million have not been recognized (€50 million and €994 million respectively at December 31, 2005 and €20 million and €1,095 million at December 31, 2004).

Recognized negative temporary differences mainly correspond to deferred tax liabilities that have been recorded resulting from Lucent purchase accounting entries (in particular intangible assets).

FORM 20-F 2006     Alcatel-Lucent – F-40

Back to Contents

Note 10 - Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2006, 2005 and 2004 are as follows:

•

in 2006 and 2005: activities related to Alcatel’s satellite subsidiaries, transport systems activities and critical systems integration activities not dedicated to operators or suppliers of telecommunications services to be disposed of or contributed to Thales. In addition, the initial capital gain (loss) on discontinued operations that were sold in 2004 was adjusted in 2006 and in 2005, due to ongoing legal proceedings related to these disposals and are also booked as income (loss) on discontinued operations;

•

in 2004: disposal of Saft announced in October 2003 and finalized in January 2004, sale of the optical fiber activity announced in May 2004 and completed in July 2004, disposal of the mobile phones activity announced in April 2004 and completed in August 2004 and disposal of the electrical power systems activity (Saft Power Systems), announced in September 2004 and completed in January 2005; the net assets to be contributed to Thales as described above.

Other assets held for sale concern real estate property sales in progress at December 31, 2006, December 31, 2005 and December 31, 2004.

(in millions of euros)	Q4 2006	2006	2005	2004
Income statement:
Income (loss) on discontinued operations	85	159	110	214

Income statements of discontinued operations for 2006, 2005 and 2004 in accordance with IFRSs are as follows:

Income statements of discontinued operations

(in millions of euros)	Q4 2006	2006	2005	2004
Revenues	724	2,099	1,916	2,552
Cost of sales	(585)	(1,614)	(1,438)	(1,956)
Gross profit	139	485	478	596
Administrative and selling expenses	(66)	(230)	(213)	(291)
Research and development costs	(34)	(136)	(162)	(246)
Net capital gain (loss) on disposal of discontinued operations	(2)	15	(13)	211
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	37	134	90	270
Financial income (loss)	(3)	(13)	—	(34)
Other income (loss)(1)	51	38	20	(22)
Income (loss) from discontinued operations	85	159	110	214
(1) Including income tax expense.

FORM 20-F 2006     Alcatel-Lucent – F-41

Back to Contents

Balance sheet

(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Goodwill	795	—	—
Other assets	1,186	—	124
Cash	121	—	—
Assets of disposal groups	2,102	—	124
Other assets held for sale	15	50	72
Assets held for sale	2,117	50	196
Customers deposit and advances	(639)	—	—
Other liabilities	(967)	—	(97)
Liabilities related to disposal groups held for sale	(1,606)	—	(97)

The cash flows of discontinued operations for 2006, 2005 and 2004 in accordance with IFRSs are as follows:

(in millions of euros)	Q4 2006	2006	2005	2004
Net income (loss)	85	159	110	214
Net cash provided (used) by operating activities before changes in working capital	18	91	84	(50)
Other net increase (decrease) in net cash provided (used) by operating activities	289	81	136	(216)
Net cash provided (used) by operating activities (1)	307	172	220	(266)
Net cash provided (used) by investing activities (2)	(14)	(24)	10	299
Net cash provided (used) by financing activities (3)	(300)	(159)	(235)	(100)
TOTAL (1) + (2) + (3)	(7)	(11)	(5)	(67)

Note 11 - Earnings per Share

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

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

The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds and notes mandatorily redeemable for shares are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).

Regarding the Lucent acquisition, the entire issuance of Alcatel-Lucent shares is taken into account for the earnings per share calculation on a pro rata basis.

FORM 20-F 2006     Alcatel-Lucent – F-42

Back to Contents

The tables below reconcile basic earnings per share to diluted earnings per share for the six periods presented:

	Net income (loss) (in million of euros)	Number of shares	Per share amount
2006
Basic earnings per share, attributable to the equity holders of the parent	(176)	1,449,000,656(1)	€(0.12)
Stock option plans	—	—	—-
Convertible bonds	—	—	—
Diluted earnings per share, attributable to the equity holders of the parent	(176)	1,449,000,656	€(0.12)
(1) See Note 23a.

Ordinary shares:

Consolidated subsidiaries of the Group owned 58,466,525 Alcatel-Lucent ordinary shares (weighted average number) and no share equivalents.

Shares subject to future issuance:

The number of stock options not exercised as of December 31, 2006 amounted to 192,759,306 shares. These shares, subject to issuance in the future, have not been taken into account for the calculation of the diluted earnings per share, due to their anti-dilutive effect.

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003	63,192,019
8% convertible securities(1)	3,067,982
7.75% convertible securities(1)	3,705,372
2.75% Series A convertible securities(1)	4,727,274
2.75% Series B convertible securities(1)	5,552,971
(1) Number of potential ordinary shares related to the convertible securities instrument derived from the Lucent acquisition are computed on a pro rata basis.

	Net income (loss) (in million of euros)	Number of shares	Per share amount
Q4 2006
Basic earnings per share, attributable to the equity holders of the parent	(615)	1,678,022,630	€(0.37)
Stock option plans	—	—	—
Convertible bonds	—	—	—
Diluted earnings per share, attributable to the equity holders of the parent	(615)	1,678,022,630	€(0.37)

Ordinary shares:

Consolidated subsidiaries of the Group owned 58,610,566 Alcatel-Lucent ordinary shares (weighted average number) and no share equivalents.

Shares subject to future issuance:

The number of stock options not exercised as of December 31, 2006 amounted to 192,759,306 shares. These shares, subject to issuance in the future, have not been taken into account for the calculation of the diluted earnings per share, due to their anti-dilutive effect.

FORM 20-F 2006     Alcatel-Lucent – F-43

Back to Contents

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

Alcatel-Lucent’s convertible bonds (OCEANCE) issued on June 12, 2003	63,192,019
8% convertible securities(1)	12,271,928
7,75% convertible securities(1)	14,821,488
2,75% Series A convertible securities(1)	18,909,096
2,75% Series B convertible securities(1)	22,211,888
(1) Number of potential ordinary shares related to the convertible securities instrument derived from the Lucent acquisition are computed on a pro rata basis.

	Net income (loss) (in million of euros)	Number of shares	Per share amount
2005
Basic earnings per share, attributable to the equity holders of the parent	930	1,367,994,653(1)	€0.68
Stock option plans	—	8,582,256	—
Convertible bonds	—	—	—
Diluted earnings per share, attributable to the equity holders of the parent	930	1,376,576,909	€0.68
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

	Net income (loss) (in million of euros)	Number of shares	Per share amount
Q4 2005
Basic earnings per share, attributable to the equity holders of the parent	344	1,369,320,171	€ 0.25
Stock option plans	—	9,721,724	—
Convertible bonds	—	—	—
Diluted earnings per share, attributable to the equity holders of the parent	344	1,379,041,895	€ 0.25

Ordinary shares:

Consolidated subsidiaries of the Group owned 58,893,516 Alcatel-Lucent ordinary shares (weighted average number) and no share equivalents.

Shares subject to future issuance:

The number of stock options not exercised as of December 31, 2005 amounted to 149,359,801 shares. Only 9,721,724 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.

Furthermore, 63,192,019 new or existing Alcatel-Lucent ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

FORM 20-F 2006     Alcatel-Lucent – F-44

Back to Contents

	Net income (loss) (in million of euros)	Number of shares	Per share amount
2004
Basic earnings per share, attributable to the equity holders of the parent	576	1,349,528,158(1)	€0.43
Stock option plans	—	12,849,283	—
Convertible bonds	—	—	—
Diluted earnings per share, attributable to the equity holders of the parent	576	1,362,377,441	€0.42
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

FORM 20-F 2006     Alcatel-Lucent – F-45

Back to Contents

Note 12 - Goodwill

(in millions of euros)	Net
Goodwill at January 1, 2004	3,630
Additions	214
Disposals and discontinued operations	(7)
Impairment losses for the period	(1)
Net effect of exchange rate changes	(59)
Other changes	(3)
Goodwill at December 31, 2004	3,774
Additions	173
Disposals and discontinued operations	(300)
Changes during goodwill allocation period	3
Impairment losses for the period	—
Net effect of exchange rate changes	123
Other changes	(1)
Goodwill at December 31, 2005	3,772
Additions	8,091
Disposals and discontinued operations	(795)
Changes during goodwill allocation period	(15)
Impairment losses for the period	—
Net effect of exchange rate changes	(71)
Other changes	(5)
Goodwill at December 31, 2006	10,977

Main changes accounted for in 2006:

Additions to goodwill recorded in 2006 relate primarily to the merger with Lucent (see Note 3).

Reduction in goodwill presented in the caption “Disposals and discontinued operations” concerns the goodwill related to the businesses to be disposed of or contributed to Thales (see Note 3).

Main changes accounted for in 2005:

Additions to goodwill recorded in 2005 relate primarily to the acquisitions of Native Networks and the industrial activities (Alenia Spazio) and service activities (Telespazio) of Finmeccanica (see Note 3).

Reduction in goodwill presented in the caption “disposals and discontinued operations” relates to the proportionate consolidation of the satellite industrial activity goodwill (fully consolidated in 2004 but consolidated at 67% in 2005) (see Note 3).

Goodwill allocation:

All goodwill recognized in 2006, 2005 and 2004 has been allocated to the cash generating units by the accounting year-ends concerned, however, the allocation of the goodwill generated by the Lucent acquisition has not yet been finalized.

The goodwill amounts relating to business combinations, for which the initial accounting period has not yet been completed at December 31, 2006, are preliminary.

Impairment tests:

One impairment test of goodwill was carried out at the IFRS transition date. This impairment test did not lead to the recording of any impairment losses.

An additional impairment test was carried out at December 31, 2005 on the SSD business division (Space Solutions Division), as a result of the business combination that occurred during the year (see Note 3). The test did not lead to the recording of any impairment losses.

FORM 20-F 2006     Alcatel-Lucent – F-46

Back to Contents

The 2006 annual impairment tests of goodwill (performed in May/June 2006 on the basis of published data at March 31, 2006) did not result in the recognition of any impairment losses in 2006.

The additional impairment test of goodwill performed in December 2006 (on Alcatel’s goodwill excluding Lucent’s and Nortel’s goodwill) due to the reorganization of the reporting structure did not result in the recognition of any impairment losses in 2006.

In those group of cash generating units (“CGU” – please refer to Note 1g) in which there is significant goodwill, the data and assumptions used for the goodwill impairment tests were as follows:

2006 Test	Net carrying amount of goodwill	Difference between recoverable amount and the carrying amount of the net assets	Discount rate	Valuation method

OND CGU (optical Network division)	1,176	718	9.5%	Discounted cash flows and other data(2)
MCD CGU (multicore division)	203	243	9.5%	Same as above(2)
Other CGU(1)	9,598			Same as above(2)
Total net	10,977

(1) Including the goodwill from the Lucent acquisition for €8,066 million at December 31, 2006, which has not been allocated so far.

(2) Future cash flows for 5 years and disposal value. Other data: market capitalizations and transactions. Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and 4% depending on the CGU.

FORM 20-F 2006     Alcatel-Lucent – F-47

Back to Contents

Note 13 - Intangible assets

(a) Gross value

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
At January 1, 2004	828	342	1,170
Capitalization	326		326
Additions	—	27	27
Assets held for sale, discontinued operations and disposals	(4)	(18)	(22)
Business combinations	—	80	80
Net effect of exchange rate changes	(8)	(20)	(28)
Other changes	(120)	43	(77)
At December 31, 2004	1,022	454	1,476
Capitalization	349	—	349
Additions	—	27	27
Assets held for sale, discontinued operations and disposals	(67)	(22)	(89)
Business combinations	—	24	24
Net effect of exchange rate changes	23	37	60
Other changes	(48)	(32)	(80)
At December 31, 2005	1,279	488	1,767
Capitalization	386	—	386
Additions	—	16	16
Assets held for sale, discontinued operations and disposals	(66)	(31)	(97)
Write-offs(1)	(522)	(234)	(756)
Business combinations(2)	—	5,062	5,062
Net effect of exchange rate changes	(24)	(14)	(38)
Other changes	165	(7)	158
At December 31, 2006	1,218	5,280	6,498
(1) Mainly related to discontinued product lines (refer to Notes 3 and 27c). (2) Mainly related to Lucent acquisition (refer to Note 3).

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in process research and development and customer relationships), patents and licenses.

FORM 20-F 2006     Alcatel-Lucent – F-48

Back to Contents

(b) Amortization and impairment losses

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
At January 1, 2004	(290)	(297)	(587)
Amortization	(196)	(32)	(228)
Impairment losses for the period	(88)	(18)	(106)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	4	18	22
Net effect of exchange rate changes	5	12	17
Other changes	119	(8)	111
At December 31, 2004	(446)	(325)	(771)
Amortization	(248)	(49)	(297)
Impairment losses	—	(3)	(3)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	54	21	75
Net effect of exchange rate changes	(9)	(24)	(33)
Other changes	50	31	81
At December 31, 2005	(599)	(349)	(948)
Amortization	(277)	(104)	(381)
Impairment losses	(104)	(40)	(144)
Write-offs(1)	325	1	326
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	37	25	62
Net effect of exchange rate changes	11	20	31
Other changes	(110)	13	(97)
At December 31, 2006	(717)	(434)	(1,151)
(1) Mainly related to discontinued product lines (refer to Notes 3 and 27c).

FORM 20-F 2006     Alcatel-Lucent – F-49

Back to Contents

(c) Net value

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
At January 1, 2004	538	45	583
Capitalization	326	—	326
Additions	—	27	27
Amortization	(196)	(32)	(228)
Impairment losses for the period	(88)	(18)	(106)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	—	—	—
Business combinations	—	80	80
Net effect of exchange rate changes	(3)	(8)	(11)
Other changes	(1)	35	34
At December 31, 2004	576	129	705
Capitalization	349	—	349
Additions	—	27	27
Amortization	(248)	(49)	(297)
Impairment losses for the period	—	(3)	(3)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	(13)	(1)	(14)
Business combinations	—	24	24
Net effect of exchange rate changes	14	13	27
Other changes	2	(1)	1
At December 31, 2005	680	139	819
Capitalization	386	—	386
Additions	—	16	16
Amortization	(277)	(104)	(381)
Impairment losses	(104)	(40)	(144)
Write offs(1)	(197)	(233)	(430)
Reversals of impairment losses	—	—	—
Assets held for sale, discontinued operations and disposals	(29)	(6)	(35)
Business combinations(2)	—	5,062	5,062
Net effect of exchange rate changes	(13)	6	(7)
Other changes	55	6	61
At December 31, 2006	501	4,846	5,347
(1) Mainly related to discontinued product lines (refer to Notes 3 and 27c). (2) Mainly related to Lucent acquisition (refer to Note 3).

FORM 20-F 2006     Alcatel-Lucent – F-50

Back to Contents

Note 14 - Property, plant and equipment

(a) Changes in property, plant and equipment, gross

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At January 1, 2004	148	1,634	3,533	777	6,092
Additions	—	12	134	80	226
Assets held for sale, discontinued operations and disposals	(60)	(481)	(1,003)	(125)	(1,669)
Business combinations	—	—	3	—	3
Net effect of exchange rate changes	(1)	(26)	(79)	(3)	(109)
Reclassifications and other changes	(6)	59	156	(81)	128
At December 31, 2004	81	1,198	2,744	648	4,671
Additions	3	12	152	95	262
Assets held for sale, discontinued operations and disposals	(13)	(255)	(522)	(76)	(866)
Business combinations	9	69	42	8	128
Net effect of exchange rate changes	4	56	171	10	241
Reclassifications and other changes	1	(48)	100	(72)	(19)
At December 31, 2005	85	1,032	2,687	613	4,417
Additions	1	28	153	100	282
Assets held for sale, discontinued operations and disposals(1)	(38)	(364)	(307)	(120)	(829)
Write offs	—	(17)	(36)	(16)	(69)
Business combinations(2)	245	622	302	50	1,219
Net effect of exchange rate changes	(2)	(33)	(95)	(8)	(138)
Other changes	2	(7)	44	(47)	(8)
At December 31, 2006	293	1,261	2,748	572	4,874
(1) Related to activities to be disposed of or contributed to Thales (refer to Note 3). (2) Mainly related to Lucent acquisition (refer to Note 3).

FORM 20-F 2006     Alcatel-Lucent – F-51

Back to Contents

(b) Changes in accumulated depreciation of property, plant and equipment and impairment losses

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At January 1, 2004	(21)	(1,016)	(2,988)	(631)	(4,656)
Depreciation charge	(1)	(69)	(207)	(40)	(317)
Impairment losses	(3)	(2)	(5)	—	(10)
Assets held for sale, discontinued operations and disposals	14	347	930	102	1,393
Net effect of exchange rate changes	—	12	67	2	81
Reclassifications and other changes	(1)	13	(123)	44	(67)
At December 31, 2004	(12)	(715)	(2,326)	(523)	(3,576)
Depreciation charge	(1)	(55)	(193)	(35)	(284)
Impairment losses	—	(1)	—	—	(1)
Assets held for sale, discontinued operations and disposals	1	176	463	64	704
Net effect of exchange rate changes	—	(25)	(143)	(7)	(175)
Reclassifications and other changes	(2)	65	(50)	13	26
At December 31, 2005	(14)	(555)	(2,249)	(488)	(3,306)
Depreciation charge	—	(49)	(177)	(24)	(250)
Impairment losses	—	—	—	(2)	(2)
Reversals of impairment losses	—	—	—	—
Write offs	—	17	36	16	69
Assets held for sale, discontinued operations and disposals(1)	3	203	231	89	526
Net effect of exchange rate changes	—	15	82	7	104
Other changes	3	(7)	15	—	11
At December 31, 2006	(8)	(376)	(2,062)	(402)	(2,848)
(1) Related to activities to be disposed of or contributed to Thales (refer to Note 3).

FORM 20-F 2006     Alcatel-Lucent – F-52

Back to Contents

(c) Changes in property, plant and equipment, net

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At January 1, 2004	127	618	545	146	1,436
Additions	—	12	134	80	226
Depreciation charge	(1)	(69)	(207)	(40)	(317)
Impairment losses	(3)	(2)	(5)	—	(10)
Assets held for sale, discontinued operations and disposals	(46)	(134)	(73)	(23)	(276)
Business combinations	—	—	3	—	3
Net effect of exchange rate changes	(1)	(14)	(12)	(1)	(28)
Reclassifications and other changes	(7)	72	33	(37)	61
At December 31, 2004	69	483	418	125	1,095
Additions	3	12	152	95	262
Depreciation charge	(1)	(55)	(193)	(35)	(284)
Impairment losses	—	(1)	—	—	(1)
Assets held for sale, discontinued operations and disposals	(12)	(79)	(59)	(12)	(162)
Business combinations	9	69	42	8	128
Net effect of exchange rate changes	4	31	28	3	66
Reclassifications and other changes	(1)	17	50	(59)	7
At December 31, 2005	71	477	438	125	1,111
Additions	1	28	153	100	282
Depreciation charge	—	(49)	(177)	(24)	(250)
Impairment losses	—	—	—	(2)	(2)
Reversals of impairment losses	—	—	—	—	—
Assets held for sale, discontinued operations and disposals(1)	(35)	(161)	(76)	(31)	(303)
Business combinations(2)	245	622	302	50	1,219
Net effect of exchange rate changes	(2)	(18)	(13)	(1)	(34)
Other changes	5	(14)	59	(47)	4
At December 31, 2006	285	885	686	170	2,026
(1) Related to activities to be disposed of or contributed to Thales (refer to Note 3). (2) Mainly related to Lucent acquisition (refer to Note 3).

FORM 20-F 2006     Alcatel-Lucent – F-53

Back to Contents

Note 15 - Finance leases and operating leases

(a) Finance leases (IFRS)

Property, plant and equipment held under finance leases have a net carrying amount of €45 million at December 31, 2006 (€54 million at December 31, 2005 and €49 million at December 31, 2004). Such finance leases relate primarily to plant and equipment.

Future minimum lease payments under non-cancelable finance leases are shown in Note 31a — Off balance sheet commitments.

The main finance lease contract concerns a company consolidated proportionately at 51%, Alda Marine, which leases four vessels as part of its activity of laying and maintaining submarine cables. The net carrying amount of these vessels recognized in property, plant and equipment was €45 million at December 31, 2006. The corresponding obligation to pay future lease payments was €51 million at December 31, 2006.

(b) Operating leases

Future minimum lease payments under non-cancelable operating leases are shown in Note 31a — Off balance sheet commitments.

Future minimum sublease payments expected to be received under non-cancelable operating subleases were €202 million at December 31, 2006 (€27 million at December 31, 2005 and €7 million at December 31, 2004).

Lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(in millions of euros)	2006	2005	2004
Lease payments — minimum	121	97	49
Lease payments — conditional	37	42	61
Sublease rental income	(14)	(10)	(5)
Total recognized in the income statement	144	129	105

Note 16 - Share in net assets of equity affiliates and joint ventures

(a) Share in net assets of equity affiliates

	Percentage owned			Value (in millions of euros)
	2006	2005	2004	2006	2005	2004
Thales(1)	9.5%	9.5%	9.5%	372	334	288
Draka Comteq BV(2)	49.9%	49.9%	49.9%	117	127	132
TAMP(3)	—	—	45.0%	—	—	33
2Wire(4)	27.5%			82	—	—
Other (less than €50 million)	—	—	—	111	145	151
Share in net assets of equity affiliates				682	606	604

(1) Although Alcatel-Lucent only has a 9.5% stake in Thales, Alcatel-Lucent is nevertheless the largest private shareholder of this group, with three seats on Thales’ Board of Directors. Due to the Group’s continuing significant influence on this company, Alcatel-Lucent still accounts for Thales using the equity method. At December 31, 2006, Alcatel-Lucent’s stake was 9.5% (12.8% in voting rights). Following the contribution of some assets to Thales in January 2007, Alcatel-Lucent’s stake in Thales is now 20.95%. The Group’s share of net income (loss) accounted for during 2006 corresponds to Thales’ results for the second half of 2005, the first half of 2006 and an estimation of the second half of 2006.

(2) Under the agreement, dated July 2, 2004, between Alcatel and Draka Holding BV concerning the business combination of the optical fiber and communication cable activities of the two groups, a new company Draka Comteq BV was created. Alcatel-Lucent owns 49.9% of this new company, which is consolidated under the equity method beginning July 1, 2004 (see Note 3).

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

(4) During the first quarter of 2006, Alcatel acquired a 27.5% stake in 2Wire (see Note 3).

FORM 20-F 2006     Alcatel-Lucent – F-54

Back to Contents

Alcatel-Lucent’s share in the market capitalization of listed equity affiliates at December 31 is as follows:

(in millions of euros)	2006	2005	2004
Thales	615	624	575

(b) Change in share of net assets of equity affiliates

(in millions of euros)	2006	2005	2004
Carrying amount at January 1	606	604	501
Change in equity affiliates	82	(16)	195
Share of net income (loss)(1)	22	(14)	(61)
Net effect of exchange rate changes	(15)	28	(11)
Other changes	(13)	4	(20)
Carrying amount at December 31	682	606	604
(1) Including €8 million and €30 million of impairment losses respectively in 2006 and 2004 relating to equity affiliate goodwill (see Note 7).

(c) Summarized financial information for equity affiliates

Summarized financial information for Thales:

(in millions of euros)	December 31, 2006(1)	December 31, 2005(1)	January 1, 2005(2)	December 31, 2004
Balance sheet
Non-current assets	4,164	4,271	4,228	4,239
Current assets	10,858	9,616	9,390	9,262
Total assets	15,022	13,887	13,618	13,501
Shareholders’ equity	2,294	2,103	1,741	1,601
Non-current liabilities	2,720	2,583	2,555	2,553
Current liabilities	10,008	9,201	9,322	9,346
Total liabilities	15,022	13,887	13,618	13,501
Income statement
Revenues	10,264	10,263	—	10,283
Income (loss) from operating activities	576	549	—	571
Net income (loss) attributable to equity holders of the parent	388	334	—	326

(1) In view of the timing of the publication of Thales’ financial statements, and as this equity affiliate is listed on a securities exchange, the Group cannot provide any non-published information between two publication dates that may have been obtained by the directors representing Alcatel-Lucent on the Thales Board of Directors, due to the rules of communication applicable to listed companies.

(2) The accounting options made by Thales governing the first-time adoption of IFRSs are similar to those made by Alcatel-Lucent, except for the timing of the first application of the standards, IAS 32 and 39, relating to financial instruments (Alcatel-Lucent first applied these at January 1, 2004 and Thales at January 1, 2005). As it is not possible to restate the 2004 accounts of Thales for the impact of the application of these standards, Alcatel-Lucent’s share of the change in shareholders’ equity resulting from this first application has been recognized in 2005 in “net income (loss) changes recognized directly in equity”.

FORM 20-F 2006     Alcatel-Lucent – F-55

Back to Contents

Aggregated financial information for other equity affiliates as if those entities were fully consolidated:

(in millions of euros)	2006	2005	2004
Total assets	1,389	1,195	1,248
Liabilities (excluding shareholders’ equity)	699	563	573
Shareholders’ equity	690	632	675
Revenues	1,148	1,146	712
Net income (loss) attributable to equity holders of the parent	(59)	(68)	(96)

(d) Aggregated financial information for joint ventures

Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alcatel Alenia Space, Telespazio, Evolium and Alda Marine in 2006 and 2005 and Alda Marine and Evolium in 2004) are as follows:

(in millions of euros)	2006	2005	2004
Balance sheet data
Non-current assets(1)	57	1,314	209
Current assets(1)	1,723	773	6
Shareholders’ equity	776	983	90
Other non-current liabilities(1)	—	135	47
Current liabilities(1)	1,004	969	78
Income statement data
Revenues	—	2	9
Cost of sales	28	79	65
Income (loss) from operating activities before restructuring, impairment of intangible assets and capital gain on disposal of consolidated entities	21	3	(1)
Income (loss) from discontinued operations(2)	39	47	—
Net income (loss) attributable to equity holders of the parent	56	44	(5)
Cash flow statement data
Net cash provided (used) by operating activities	28	51	60
Net cash provided (used) by investing activities	(26)	(60)	(53)
Net cash provided (used) by financing activities	(3)	9	(9)
Net cash provided (used) by operating activities of discontinued operations(2)	134	29	—
Net cash provided (used) by investing activities of discontinued operations(2)	(26)	(2)	—
Net cash provided (used) by financing activities of discontinued operations(2)	(110)	2	—

(1) Aggregated financial information for Alcatel Alenia Space and Telespazio for 2006 are reported as assets held for sale (included in current assets) and liabilities related to disposal groups held for sale (included in current liabilities) (see Notes 3 and 10).

(2) Aggregated financial information for Alcatel Alenia Space and Telespazio only relates to six months of activity in 2005 and full year 2006 and has been reported as discontinued operations (see Note 3 and Note 10).

FORM 20-F 2006     Alcatel-Lucent – F-56

Back to Contents

Note 17 - Financial assets

(In millions of euros)	2006			2005			2004
	Other non-current financial assets(1)	Marketable securities(2)	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
Financial assets available for sale(3)	674	1,122	1,796	122	—	122	213	105	318
Financial assets at fair value through profit or loss		820	820		640	640		447	447
Financial assets at amortized cost	129	—	129	184		184	341		341
TOTAL	803	1,942	2,745	306	640	946	554	552	1,106

(1) Of which €296 million matures within one year.

(2) Of which €697 million is non-current and €1,245 million is current as of December 31, 2006.

(3) The change in other non-current financial assets available for sale between 2005 and 2006 is mainly due to Lucent’s restricted cash (of which €239 million in connection with the Winstar litigation – refer to Note 34).

No financial asset is considered as being held to maturity.

(a) Financial assets available for sale

(In millions of euros)	2006			2005			2004
	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
Net carrying amount at January 1	122	—	122	213	105	318	215	92	307
Additions / (disposals)	18	(556)	(538)	(4)	(49)	(53)	23	5	28
Fair value changes	26	10	36	(13)	(56)	(69)	23	8	31
Impairment losses(1)	(4)	—	(4)	(47)	—	(47)	(44)	—	(44)
Change in consolidated scope	448	1,423	1,871	—	—	—	—	—	—
Other changes(2)	64	245	309	(27)	—	(27)	(4)	—	(4)
Net carrying amount at December 31	674	1,122	1,796	122	—	122	213	105	318
Of which: – at fair value	54	1,115	1,169	36	—	36	70	105	175
– at cost	620	7	627	86	—	86	143	—	143

(1) See Note 7 – of which €23 million in 2005 relates to the Avanex shares due to an unfavorable change in the market price.

(2) Of which €232 million is reclassified from marketable securities at fair value through profit and loss to marketable securities available for sale category due to the amendment of IAS 39 related to the fair value option (see Note 1u).

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at cost, if no reliable fair value exists.

FORM 20-F 2006     Alcatel-Lucent – F-57

Back to Contents

(in millions of euros)	2006	2005	2004
Fair value changes
Fair value changes recognized directly in shareholders’ equity	36	(13)	32
Changes resulting from gains (losses) previously recognized in shareholders’ equity now recognized in net income (loss) due to disposals(1)	—	(56)	—
(1) Relates to the sale of the Nexans shares during the first quarter of 2005 (see Note 8).

(b) Financial assets at fait value through profit or loss

(in millions of euros)	2006	2005	2004
Net carrying amount at January 1	640	447	174
Additions / (disposals )	431	148	264
Fair value changes	2	19	6
Impairment losses	—	—	—
Other changes(1)	(253)	26	3
Net carrying amount at December 31	820	640	447
(1) Of which €232 million is reclassified to marketable securities available for sale due to the amendment of IAS 39 related to the fair value option (see Note 1u).

(c) Financial assets at amortized cost

(in millions of euros)	2006	2005	2004
Net carrying amount at January 1	184	341	829
Additions / (disposals )	(44)	(94)	(569)
Impairment losses(1)	—	25	74
Change in consolidation scope	(9)	—	—
Other changes (reclassifications)	(2)	(88)	7
Net carrying amount at December 31	129	184	341
(1) See Note 7.

Note 18 - Operating working capital

(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Inventories and work in progress, net	2,259	1,438	1,273
Trade receivables and related accounts, net	3,877	3,420	2,693
Advances and progress payments	87	124	90
Customers’ deposits and advances	(778)	(1,144)	(973)
Trade payables and related accounts	(4,022)	(3,755)	(3,350)
Amounts due from customers on construction contracts	615	917	729
Amounts due to customers on construction contracts	(273)	(138)	(133)
Currency derivatives on working capital – other assets	-	-	102
Operating working capital, net	1,765	862	431

FORM 20-F 2006     Alcatel-Lucent – F-58

Back to Contents

Analysis of amounts due from/to customers on construction contracts (in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Amounts due from customers on construction contracts	615	917	729
Amounts due to customers on construction contracts	(273)	(138)	(133)
TOTAL	342	779	596
Work in progress on construction contracts, gross	137	281	291
Work in progress on construction contracts, depreciation	(23)	(29)	(30)
Customer receivables on construction contracts	299	700	606
Product sales reserves – construction contracts	(71)	(173)	(271)
TOTAL	342	779	596

(in millions of euros)	December 31, 2005	Cash flow	Change in consolidated companies	Translation adjustments and other	December 31, 2006(5)
Inventories and work in progress(2) & (3)	2,113	116	769	(247)	2,751
Trade receivables and related accounts(2)	4,348	137	68	(186)	4,367
Advances and progress payments	124	5	(49)	7	87
Customers’ deposits and advances(4)	(1,144)	100	262	4	(778)
Trade payables and related accounts	(3,755)	(229)	(180)	142	(4,022)
Operating working capital, gross	1,686	129	870	(280)	2,405
Product sales reserves – construction contracts(1)	(173)	-	69	34	(70)
Valuation allowances	(651)	-	67	14	(570)
Operating working capital, net	862	129	1,006	(232)	1,765

(1) Including mainly acquisition of Lucent (representing €793 million) and reclassification of assets and liabilities of discontinued activities on specific line items of the balance sheet. Please refer to Notes 3 and 10.

(2) Including amounts relating to construction contracts presented in the balance sheet caption “amounts due from/to customers on construction contracts”.

(3) Of which €429 million in the column “change in consolidated companies” related to the step-up of inventories accounted for in the purchase accounting of Lucent as described in Note 3. Amounts related to the step-up of inventories included in the columns “translation adjustments and other” and “December 31, 2006” are respectively €167 million and €263 million.

(4) Of which €639 million included in the column “change in consolidated companies” related to the reclassification to liabilities related to disposal groups held for sale of customers’ advances in discontinued activities.

(5) Of which €783 million of closing operating working capital net in Lucent.

Receivables sold without recourse

Balances

(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Receivables sold without recourse(1)	978	999	841
(1) See accounting policies in Note 1s.

Changes in receivables sold without recourse

(in millions of euros)	Q4 2006	2006	2005	2004
Impact on cash flows from operating activities	85	(21)	158	(57)

FORM 20-F 2006     Alcatel-Lucent – F-59

Back to Contents

Note 19 - Inventories and work in progress

(a) Analysis of net value

(in millions of euros)	2006	2005	2004
Raw materials and goods	542	467	501
Work in progress excluding construction contracts	752	712	592
Finished products	1,320	653	645
Gross value (excluding construction contracts)	2,614	1,832	1,738
Valuation allowance	(355)	(394)	(465)
Net value (excluding construction contracts)	2,259	1,438	1,273
Work in progress on construction contracts, gross(1)	137	281	291
Valuation allowance(1)	(23)	(29)	(30)
Work in progress on construction contracts, net	114	252	261
Total, net	2,373	1,690	1,534
(1) Included in the amounts due from/to customers on construction contracts.

(b) Change in valuation allowance

(in millions of euros)	2006	2005	2004
At January 1	(423)	(495)	(978)
(Additions) / reversals	(77)	(18)	20
Utilization	54	131	427
Changes in consolidation group	54	11	40
Net effect of exchange rate changes and other changes	14	(52)	(4)
At December 31	(378)	(423)	(495)

Note 20 - Trade receivables and related accounts

(in millions of euros)	2006	2005	2004
Receivables bearing interest	296	138	101
Other trade receivables	3,773	3,510	2,876
Gross value – (excluding construction contracts)	4,069	3,648	2,977
Valuation allowance	(192)	(228)	(284)
Net value - (excluding construction contracts)	3,877	3,420	2,693
Receivables on construction contracts(1)	299	700	606
Total, net	4,176	4,120	3,299
Of which due after one year on the “Net value – (excluding construction contracts)”(2)	34	-	-
(1) Included in the amounts due from/to customers on construction contracts. (2) Data is not available for 2004.

FORM 20-F 2006     Alcatel-Lucent – F-60

Back to Contents

Note 21 - Other assets and liabilities

(in millions of euros)	December 31, 2006	December 31, 2005	December 31, 2004
Other assets
Other current assets	1,006	827	1,418
Other non-current assets	203	468	332
TOTAL	1,209	1,295	1,750
Of which:
Currency derivatives on working capital	-	-	102
Other currency derivatives	101	105	420
Interest-rate derivatives	36	178	148
Other current and non-current assets	1,072	1,012	1,080
Other liabilities
Other current liabilities	1,938	1,931	2,157
Other non-current liabilities	303	295	201
TOTAL	2,241	2,226	2,358
Of which: Currency derivatives on working capital	-	-	-
Other currency derivatives	71	128	360
Interest-rate derivatives	10	71	43
Other current and non-current liabilities	2,160	2,027	1,955

Note 22 - Allocation of 2006 net income

The Board of Directors will propose to the Shareholders’ Ordinary Annual General Meeting to distribute a dividend of €0.16 per share in the aggregate amount of €370 million for the year ended December 31, 2006 (distributions in previous years: a dividend of €0.16 per share in the aggregate amount of €229 million was distributed for 2005 and no dividend was distributed for 2004).

FORM 20-F 2006     Alcatel-Lucent – F-61

Back to Contents

Note 23 - Shareholders’ equity

(a) Number of shares comprising the capital stock

December 31, 2006	Number of shares
Number of ordinary shares issued (share capital)	2,309,679,141
Treasury shares	(58,739,991)
Number of shares in circulation	2,250,939,150
Weighting effect of share issues for stock options exercised	(512,996)
Weighting effect of treasury shares	(273,466)
Weighting effect of share issues due to the combination with Lucent	(801,152,032)
Weighting effect of share issues in respect of business combinations	-
Number of shares used for calculating basic earnings per share	1,449,000,656

December 31, 2005	Number of shares
Number of ordinary shares issued (share capital)	1,428,541,640
Treasury shares	(58,920,710)
Number of shares in circulation	1,369,620,930
Weighting effect of share issues for stock options exercised	(1,223,804)
Weighting effect of treasury shares	(402,473)
Weighting effect of share issues in respect of business combinations	-
Number of shares used for calculating basic earnings per share	1,367,994,653

December 31, 2004	Number of shares
Number of ordinary shares issued (share capital)	1,305,455,461
Number of notes mandatorily redeemable for new or existing shares	120,780,519
Treasury shares	(60,262,153)
Number of shares in circulation	1,365,973,827
Weighting effect of share issues for stock options exercised	(1,664,706)
Weighting effect of treasury shares	(1,577,474)
Weighting effect of share issues in respect of business combinations	(13,203,489)
Number of shares used for calculating basic earnings per share	1,349,528,158

(b) Capital increase program for employees with subscription stock option plan

Under a capital increase program for employees of the Group, approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at a price of €50 per share (all Class A shares are now referred to as ordinary shares). Each share subscribed included the right to receive three options, each exercisable for one Class A share. 275,778 options were granted and are exercisable during the one-year period from July 1, 2004 until July 1, 2005 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a member of the Group whose registered office is located in France at the time the options were granted.

FORM 20-F 2006     Alcatel-Lucent – F-62

Back to Contents

(c) Capital stock and additional paid-in capital

At December 31, 2006, the capital stock consisted of 2,309,679,141 ordinary shares of nominal value €2 (1,428,541,640 ordinary shares of nominal value €2 at December 31, 2005 and 1,305,455,461 ordinary shares of nominal value €2 at December 31, 2004).

During 2006, increases in capital stock and additional paid-in capital amounted to €8,942 million. These increases related to the following actions:

•

issuance of 878,139,615 shares related to the combination with Lucent merger for €8,922 million (including additional paid-in capital of €7,166 million);

•

issuance of 2,697,886 shares for €20 million, as a result of the exercise of 2,697,886 options (including additional paid-in capital of €11 million);

•

redemption of 300,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of Spatial Wireless in 2004, generating a capital increase of €3 million (including additional paid-in capital of €3 million).

During 2005, increases in capital stock and additional paid-in capital amounted to €662.1 million. These increases related to the following actions:

•

issuance of 1,855,913 shares for €12 million, as a result of the exercise of 1,855,913 options (including additional paid-in capital of €8.3 million);

•

redemption of 450,000 bonds redeemable for Alcatel shares in connection with the acquisition of Imagic TV in 2003 and Spatial Wireless in 2004 generating a capital increase of €5.1 million (including additional paid-in capital of €4.2 million);

•

redemption of 120,780,266 ORANE notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of €645.0 million, including additional paid-in capital of €403.4 million.

During 2004, increases in capital stock and additional paid-in capital amounted to €238 million. These increases related to the following actions:

•

issuance of 1,508,728 shares for €9.9 million, as a result of the exercise of 1,508,728 options (including additional paid-in capital of €6.9 million);

•

redemption of 3,212 ORANE notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of €0.017 million, including additional paid-in capital of €0.011 million;

•

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

•

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

FORM 20-F 2006     Alcatel-Lucent – F-63

Back to Contents

(d) Stock options

At December 31, 2006, stock options plans (excluding Lucent derived plans) were as follows:

(in number of options)	1998 Plan	1999 Plans	1999-2000 U.S. Plans	2000 Plans
Exercise price	€20.52	€28.40	US$21.40-US$84.88	€48.00	€48.00	€65.00	€64.00
Exercise period
From	12/09/03	09/08/04		04/01/03 04/01/05	07/01/03 07/01/05	12/13/03 12/13/05	12/13/01 12/13/04
To	12/31/05	12/31/05		12/31/05 12/31/07	06/30/04 06/30/06	12/31/05 12/12/07	12/12/08 12/12/08
Granted	11,602,500	-		-	-	-	-
Exercised	-	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 1998	11,602,500	-	-	-	-	-	-
Granted	-	545,000	7,866,630			-	-
Exercised	-	-	-	-	-	-	-
Forfeited	(427,250)	-	(143,650)	-	-	-	-
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 1999	11,175,250	545,000	7,722,980	-	-	-	-
Granted	-	-	19,407,838	15,239,250	8,905,804	1,235,500	306,700
Exercised	-	-	(393,296)	(10,000)	-	-	-
Forfeited	(412,000)	(46,250)	(3,060,818)	(923,120)	(47,328)	-	-
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2000	10,763,250	498,750	23,676,704	14,306,130	8,858,476	1,235,500	306,700
Exercised	-	-	(261,205)	(3,000)	(376)	-	-
Forfeited	(60,000)	(5,000)	(3,327,376)	(161,500)	(122,364)	(130,150)	(3,600)
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2001	10,703,250	493,750	20,088,123	14,141,630	8,735,736	1,105,350	303,100
Exercised	-	-	-	-	-	-	-
Forfeited	(306,000)	(22,500)	(3,871,401)	(581,075)	(37,684)	(40,000)	(5,100)
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2002	10,397,250	471,250	16,216,722	13,560,555	8,698,052	1,065,350	298,000

FORM 20-F 2006     Alcatel-Lucent – F-64

Back to Contents

(in number of options)	1998 Plan	1999 Plans	1999-2000 U.S. Plans	2000 Plans
Exercised	-	-	-	-	-	-	-
Forfeited	(165,000)	(17,500)	(2,797,641)	(320,500)	(6,524)	(32,500)	(86,421)
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2003	10,232,250	453,750	13,419,081	13,240,055	8,691,528	1,032,850	211,579
Exercised	-	-	-	-	-	-	-
Forfeited	(110,000)	(10,000)	(2,276,230)	(174,000)	(5,429,868)	(11,000)	(3,838)
Expired	-	-	-	-	-	-	-
Outstanding at December 31, 2004	10,122,250	443,750	11,142,851	13,066,055	3,261,660	1,021,850	207,741
Exercised	-	-	-	-	-	-	-
Forfeited	(237,500)	(22,500)	(476,095)	(203,750)	(2,956)	(18,000)	(10,241)
Expired	-	-	(608,141)	-	-	-	-
Outstanding at December 31, 2005	9,884,750	421,250	10,058,615	12,862,305	3,258,704	1,003,850	197,500
Exercised	-	-	-	-	-	-	-
Forfeited	-	-	-	(51,000)	(1,652)	(9,500)	(1,500)
Expired	(9,884,750)	(421,250)	(1,225,128)	(5,182,500)	(3,257,052)	(448,500)	-
Outstanding at December 31, 2006	-	-	8,833,487	7,628,805	-	545,850	196,000

FORM 20-F 2006     Alcatel-Lucent – F-65

Back to Contents

(in number of options)	2001 Plans
Exercise price	€50.00	€50.00	€41.00	€39.00	€32.00	€19.00	€9.00	€20.80	€9.30	€20.80
Exercise period
From	03/07/02 03/07/05	07/01/04 07/01/05	04/02/02	04/02/02	06/15/02 06/15/05	09/03/02 09/03/05	11/15/02 11/15/05	12/19/02 12/19/05	12/19/02 12/19/05	01/01/05 01/01/06
To	03/06/09 03/06/09	06/30/05 06/30/06	04/01/09	04/01/09	06/14/09 06/14/09	09/02/09 09/02/09	11/14/09 11/14/09	12/18/09 12/18/09	12/18/09 12/18/09	12/31/05 12/31/06
Granted	37,668,588	275,778	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	935,660
Exercised	-	-	-	-	-	-	-	-	-	-
Forfeited	(1,075,160)	(825)	(7,050)	-	(19,350)	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2001	36,593,428	274,953	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	935,660
Exercised	-	-	-	-	-	-	-	-	-	-
Forfeited	(1,271,749)	(2,343)	(5,500)	-	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)	(16,840)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	35,321,679	272,610	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600	918,820
Exercised	-	-	-	-	-	-	-	-	(64,444)	-
Forfeited	(6,345,632)	(150)	(24,050)	-	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)	(23,950)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	28,976,047	272,460	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406	894,870
Exercised	-	-	-	-	-	-	(3,000)	-	(42,574)	-
Forfeited	(1,047,721)	(240)	-	-	(33,484)	(8,800)		(2,539,840)	(13,326)	(240)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	27,928,326	272,220	12,250	2,500	783,621	106,050	106,000	20,531,141	339,506	894,630
Exercised	-	-	-	-	-	-	-	-	(2,500)	-
Forfeited	(806,956)	(194,670)	-	-	(15,981)	(2,250)	-	(1,547,776)	(101)	(640)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	27,121,370	77,550	12,250	2,500	767,640	103,800	106,000	18,983,365	336,905	893,990
Exercised	-	-	-	-	-	-	(24,000)	-	(149,967)	-
Forfeited	(623,065)	(330)	-	-	(22,590)	(8,000)	-	(3,606,350)	(77,837)	(522,710)
Expired	-	(77,220)	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	26,498,305	-	12,250	2,500	745,050	95,800	82,000	15,377,015	109,101	371,280

FORM 20-F 2006     Alcatel-Lucent – F-66

Back to Contents

(in number of options)	2002 Plans
Exercise price	€17.20	€16.90	€14.40	€13.30	€5.20	€3.20	€4.60	€5.40
Exercise period
From	02/15/03 02/15/06	04/02/03	05/13/03 05/13/06	06/03/03 06/03/06	09/02/03 09/02/06	10/07/03 10/07/06	11/14/03 11/14/06	12/02/03 12/02/06
To	02/14/10 02/14/10	04/01/10	05/12/10 05/12/10	06/02/10 06/02/10	06/01/10 06/01/10	10/06/10 10/06/10	11/13/10 11/13/10	12/01/10 12/01/10
Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	-	-	-	-	-	-	-	-
Forfeited	(14,250)	(1,000)	-	(17,660)	(64,250)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050
Exercised	-	-	-	-	(32,182)	(853)	(3,375)	-
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800
Exercised	-	-	-	-	(204,147)	(3,165)	(20,838)	(3,562)
Forfeited	(5,578)	(6,000)	(4,469)	(5,771)	(60,849)	(3,885)	(7,294)	(2,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	83,367	35,750	44,581	243,479	654,390	13,459	75,993	38,238
Exercised	-	-	-	-	(228,445)	(3,000)	(25,873)	(15,685)
Forfeited	(10,537)	(1,000)	(3,281)	(11,500)	(15,544)	-	-	(10,918)
Expired	-	-	-	-	-	-	-	-
Adjustments	-	-	-	-	-	-	1,104	-
Outstanding at December 31, 2005	72,830	34,750	41,300	231,979	410,401	10,459	51,224	11,635
Exercised	-	-	-	-	(159,016)	(1,649)	(23,524)	-
Forfeited	(18,250)	(7,500)	(4,000)	(4,479)	(5,063)	(251)	(968)	(480)
Expired	-	-	-	-	-	-	-	-
Adjustments	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	54,580	27,250	37,300	227,500	246,322	8,559	26,732	11,155

FORM 20-F 2006     Alcatel-Lucent – F-67

Back to Contents

(in number of options)	2003 Plans
Exercise price	€6.70	€6.70	€7.60	€8.10	€9.30	€10.90	€11.20	€11.10
Exercise period
From	03/07/04 03/07/07	07/01/06 07/01/07	06/18/04 06/18/07	07/01/04 07/01/07	09/01/04 09/01/07	10/01/04 10/01/07	11/14/04 11/14/07	12/01/04 12/01/07
To	03/06/11 03/06/11	06/30/07 06/30/08	06/17/11 06/17/11	06/30/11 06/30/11	08/31/11 08/31/11	09/30/11 09/30/11	11/13/11 11/13/11	11/30/11 11/30/11
Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	-	-	-	-	-	-
Forfeited	(1,583,230)	(17,193)	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(1,221,749)	(111)	(6,944)	(473)	(1,603)	-	-	(562)
Forfeited	(1,142,822)	(605)	(31,654)	(23,951)	(6,300)	(29,376)	(2,000)	(37,300)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	21,671,314	809,411	299,602	29,526	141,497	71,974	61,600	163,988
Exercised	(1,566,542)	(147)	(10,746)	(1,842)	(833)	-	-	-
Forfeited	(477,617)	(467)	(10,378)	(5,434)	(2,735)	(10,291)	(1,500)	(29,501)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	19,627,155	808,797	278,478	22,250	137,929	61,683	60,100	134,487
Exercised	(2,097,255)	(14,658)	(24,573)	(9,154)	(2,062)	(906)	-	(7,660)
Forfeited	(362,806)	(317)	(4,164)	(1,001)	(7,641)	(4,594)	(49,500)	(34,616)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	17,167,094	793,822	249,741	12,095	128,226	56,183	10,600	92,211

FORM 20-F 2006     Alcatel-Lucent – F-68

Back to Contents

(in number of options)	2004 Plans
Exercise price	€13.20	€13.10	€12.80	€11.70	€9.90	€9.80	€11.20	€11.90
Exercise period
From	03/10/05 03/10/08	04/01/05 04/01/08	05/17/05 05/17/08	07/01/05 07/01/08	09/01/05 09/01/08	10/01/05 10/01/08	11/12/05 11/12/08	12/01/05 12/01/08
To	03/09/12 03/09/12	03/31/12 03/31/12	05/16/12 05/16/12	06/30/12 06/30/12	08/31/12 08/31/12	09/30/12 09/30/12	11/11/12 11/11/12	11/30/12 11/30/12
Granted	18,094,315	48,100	65,100	313,450	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	-	-	-
Forfeited	(724,065)	(7,350)	(2,550)	(13,500)	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	17,370,250	40,750	62,550	299,950	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	(300)	-	-
Forfeited	(1,017,737)	(11,292)	(6,050)	(22,450)	(1,300)	(27,700)	(800)	(5,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	16,352,513	29,458	56,500	277,500	37,150	193,300	68,800	37,900
Exercised	(700)	-	-	(2,399)	(822)	(11,330)	-	-
Forfeited	(1,131,200)	(3,467)	(3,750)	(10,638)	(5,778)	(44,297)	(6,100)	(1,938)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	15,220,613	25,991	52,750	264,463	30,550	137,673	62,700	35,962

(in number of options)	2005 Plans
Exercise price	€11.41	€10.00	€8.80	€9.80	€10.20
Exercise period
From	01/03/06 01/03/09	03/10/06 03/10/09	06/01/06 06/01/09	09/01/06 09/01/09	11/14/06 11/14/09
To	01/02/13 01/02/13	03/09/13 03/09/13	05/31/13 05/31/13	08/31/13 08/31/13	11/13/13 11/13/13
Granted	497,500	16,756,690	223,900	72,150	54,700
Exercised	-	-	-	-	-
Forfeited	(17,400)	(707,210)	(8,800)	-	-
Expired	-	-	-	-	-
Outstanding at December 31, 2005	480,100	16,049,480	215,100	72,150	54,700
Exercised	(7,558)	(158,438)	(965)	-	(1,250)
Forfeited	(61,087)	(654,528)	(27,243)	(7,100)	(8,350)
Expired	-	-	-	-	-
Outstanding at December 31, 2006	411,455	15,236,514	186,892	65,050	45,100

FORM 20-F 2006     Alcatel-Lucent – F-69

Back to Contents

(in number of options)	2006 Plans
Exercise price	€11.70	€12.00	€9.30	€10.40
Exercise period
From	03/08/07 03/08/10	05/15/07 05/15/10	08/16/07 08/16/10	11/08/07 11/08/07
To	03/07/14 03/07/14	05/14/14 05/14/14	08/15/14 08/15/14	11/07/14 11/07/14
Granted	17,009,320	122,850	337,200	121,100
Exercised	-	-	-	-
Forfeited	(482,130)	(7,100)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2006	16,527,190	115,750	337,200	121,100

The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel-Lucent shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).

The following table sets forth the U.S. and Canadian companies that issued these plans, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2006, the weighted average exercise price and the weighted average exercise period.

		Outstanding options			Exercisable options
Company	Exercise price	Number outstanding at 31/12/2006(1)	Weighted remaining exercise period (years)	Weighted average exercise price	Amount exercisable at 31/12/2006(1)	Weighted average exercise price
Packet Engines	US$0.29-US$0.86	7,372	1,42	0.71	7,372	0.71
Xylan	US$0.05-US$18.14	977,283	1.50	9.57	977,283	9.57
Internet Devices Inc.	US$0.26-US$1.17	23,980	1.88	0.92	23,980	0.92
DSC	US$16.57-US$44.02	24,550	0.63	23.69	24,550	23.69
Genesys	US$0.01-US$41.16	2,638,367	2.38	21.9	2,638,367	21.90
Astral Point	€0.29-€58.71	37,634	4.45	22.64	37,634	22.64
Telera	€0.43-€6.36	122,958	3.86	5.08	122,958	5.08
Imagic TV	€2.84-€64.68	55,405	0.88	20.48	55,405	20.48
TiMetra	€0.53-€7.97	1,356,659	4.17	6.43	1,154,662	6.17
Spatial Wireless	€0.24 – €9.10	463,536	7.26	3.78	274,232	3.49
Total number of options		5,707,744			5,316,443
(1) In number of Alcatel-Lucent shares.

Except in the case of Astral Point, Telera, Imagic TV, TiMetra and Spatial Wireless, upon exercise, Alcatel-Lucent will not issue new ADSs (or, consequently, shares); the options set forth in the above table for Packet Engines, Xylan, Internet Devices, DSC and Genesys entitle the holders to purchase existing ADSs held by Group subsidiaries.

Former Lucent stock-based awards:

As indicated in the merger agreement with Lucent, each outstanding option to purchase shares granted under Lucent’s compensation or benefit plans or agreements pursuant to which shares may be issued (excluding the Lucent 2001 employee stock purchase plan), whether vested or not vested, was converted into a right to acquire, the number of Alcatel-Lucent ordinary shares determined by applying the exchange ratio used in the transaction. The exercice price is equal to the product of (a) the quotient of (i) the US dollar exercice price per share otherwise purchasable pursuant to such Lucent stock option, divided by (ii) the exchange ratio, multiplied by the (b) euro exchange rate of € 1.22.

FORM 20-F 2006     Alcatel-Lucent – F-70

Back to Contents

Stock option activity for former Lucent plans is as follows:

(in number of options)	Former Lucent plans
Exercise price	€9.35	€10.89	€15.28	€12.40	€5.49	€6.88
Exercise period
From	01/11/07	01/12/06	01/12/06	01/12/06	01/12/06	01/12/06
To	31/10/13	30/11/12	30/11/11	30/11/10	15/12/09	24/11/08
Outstanding at December 1, 2006	6,088,483	4,576,237	8,010,525	7,658,168	5,328,118	9,205,331
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(73,030)	(21,892)	(19,751)	(12,200)	(7,243)	(13,966)
Outstanding at December 31, 2006	6,015,453	4,554,345	7,990,774	7,645,968	5,320,875	9,191,365

(in number of options)	Former Lucent plans
Exercise price	€61.93	€224.93	€76.64	€46.69	€0.28 to 10.00	€10.01 to 20.00	€20.01 and more
Exercise period
From	01/12/06	01/12/06	01/12/06	01/12/06	01/12/06	01/12/06	01/12/06
To	25/12/10	31/05/10	05/10/07	19/01/07	03/12/06 03/05/14	01/12/06 01/12/14	01/12/06 05/01/12
Outstanding at December 1, 2006	1,484,527	1,260,610	1,387,253	949,001	928,132	1,126,872	10,776,344
Granted	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-
Expired	-	(150)	-	-	(20,940)	(17,981)	(64,652)
Outstanding at December 31, 2006	1,484,527	1,260,460	1,387,253	949,001	907,192	1,108,891	10,711,692

Moreover, each unvested restricted stock unit granted under Lucent’s compensation or benefit plans or agreements was converted into the number of Alcatel-Lucent ordinary shares determined by applying the exchange ratio used in the transaction.

The following table summarizes unvested restricted stock unit activity:

Former Lucent restricted unit activity
(in number of stocks)
Unvested at December 1, 2006	1,684,575
Granted	-
Vested	(961)
Forfeited	(20,918)
Unvested at December 31, 2006	1,662,696

(e) Share-based payments

Only stock option plans established after November 7, 2002, and whose stock options were not yet fully vested at January 1, 2005, are restated according to IFRS 2 “Share-based Payment”. Those stock options that were fully vested at December 31, 2004 do not therefore result in either a charge in 2004 or in subsequent accounting periods.

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

FORM 20-F 2006     Alcatel-Lucent – F-71

Back to Contents

Fair value of granted options for historical Alcatel plans

The fair value of stock options is measured using the Cox-Ross-Rubinstein Binomial model. This allows behavioral factors governing the exercise of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period but could be exercised earlier. The expected volatility is determined as being the implied volatility at the grant date.

Assumptions for the Alcatel plans representing more than 1,000,000 outstanding options are as follows:

•

expected volatility: 60% for the 2002 and March 2003 plans, 40% for the 2004 and 2005 plans and 32% for the 2006 plans;

•

risk-free rate: 4.58% for the 2002 plans, 3.84% for the March 2003 plan, 3.91% for the March 2004 plan, 3.50% for the March 2005 plan and for the March 2006 plan;

•

distribution rate on future income: 0% in 2003, 2004 and 2005 and 1% for later years.

Based on these assumptions, the fair values of Alcatel options used in the calculation of compensation expense for share-based payments are as follows:

•

2002 plans: weighted average fair value of €2.48;

•

March 2003 plan with an exercise price of €6.70: fair value of €3.31;

•

March 2004 plan with an exercise price of €13.20: fair value of €5.06;

•

March 2005 plan with an exercise price of €10.00: fair value of €3.72;

•

March 2006 plans with an exercise price of €11.70: fair value of €3.77.

Other plans have fair values between €2.19 and €4.90 and a weighted average fair value of €3.75.

Former Lucent stock-based awards:

The fair values have been recalculated at the business combination date with the following assumptions:

•

expected volatility: 26.20% to 32.37% depending on the remaining life of the options;

•

risk-free rate: 3.35% to 3.62% depending on the remaining life of the options;

•

distribution rate on future income: 0.8%.

Under IFRS, the estimated fair value of outstanding stock awards as of the business combination date amounts to €133 million, consisting of €96 million for vested options and €37 million for unvested options.

Impact on net income (loss) of share-based payments resulting from stock option or stock purchase plans

Compensation expense recognized for share-based payments in accordance with IFRS 2 has been accounted for as follows:

(in millions of euros)	2006	2005	2004
Compensation expense for share-based payments	63	67	58
These amounts are presented in the income statement under the following captions:
- cost of sales	19	21	18
- administrative and selling expenses	28	29	26
- research and development costs	16	17	14

The amounts above include 11 months of Alcatel stand alone and 1 month of Alcatel Lucent combined. The entire expense recognized in application of IFRS 2 concerns share-based payments. None of these transactions results in the outflow of cash.

Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions

The following rules are applicable to all plans granted by Alcatel in 2002, 2003, 2004, 2005 and 2006:

•

Vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48th additional options are vested if the employee remains employed by the Group.

•

Exercise period depends on country: in some countries, stock options can be exercised as soon as they are vested; in other countries, a four-year period of inalienability exists. Whatever the beginning of the period is, stock options terminate 8 years after the grant date.

FORM 20-F 2006     Alcatel-Lucent – F-72

Back to Contents

For plans of companies that Alcatel acquired, the vesting conditions and the options life of the original plan remain in place.

For former Lucent stock option plans, the vesting rules remain in place. Stock options vest linearly over 4 years by 25% each year and can be exercised as soon as they are vested.

Conditions of settlement

All stock options granted are exclusively settled in shares using new shares.

Number of options granted and change in number of options for historical Alcatel plans

Stock option plans covered by IFRS 2 and the change in number of stock options generating compensation expense are:

(in number of options)	2002 Plans	2003 Plans		2004 Plans		2005 Plans		2006 Plans		Total
Exercise price	€4.60 to 5.40	€6.70	€7.60 to 11.20	€13.20	€9.80 to 13.10	€10.00	€8.80 to 11.41	€11.70	€9.30 to 12.00
Exercise period
From	14/11/03 02/12/06	07/03/04 07/03/07	18/06/04 01/12/07	10/03/05 10/03/08	01/04/05 01/12/08	10/03/06 10/03/09	03/01/06 01/09/09	08/03/07 08/03/10	15/05/07 08/11/10
To	13/11/10 01/12/10	06/03/11 06/03/11	17/06/11 30/11/11	09/03/12 09/03/12	31/03/12 30/11/12	09/03/13 09/03/13	31/01/13 31/08/13	07/03/14 07/03/14	14/05/14 07/11/14
Outstanding at December 31, 2004	65,181	12,079,954	536,493	17,370,250	775,500	-	-	-	-	30,827,378
Granted	-	-	-	-	-	16,756,690	848,250	-	-	17,604,940
Exercised	(20,774)	(1,172,079)	(10,050)	-	(300)	-	-	-	-	(1,203,203)
Forfeited	(4,907)	(357,667)	(44,854)	(1,017,737)	(74,592)	(707,210)	(26,200)	-	-	(2,233,167)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	39,500	10,550,208	481,589	16,352,513	700,608	16,049,480	822,050	-	-	44,995,948
Of which could be exercised	29,189	5,809,745	271,665	7,316,197	208,096	-	-	-	-	13,634,892
Granted	-	-	-	-	-	-	-	17,009,320	581,150	17,590,470
Exercised	(11,757)	(1,579,975)	(33,224)	(700)	(14,551)	(158,438)	(9,773)	-	-	(1,808,418)
Forfeited	(724)	(271,661)	(76,114)	(1,131,200)	(75,968)	(654,528)	(103,780)	(482,130)	(7,100)	(2,803,205)
Expired	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	27,019	8,698,752	372,451	15,220,613	610,089	15,236,514	708,497	16,527,190	574,050	57,974,795
Of which could be exercised	27,019	7,561,988	291,276	10,445,679	351,216	6,451,964	279,269	-	-	25,408,411
Average share price at exercise during the period	10.52	11.29	11.15	11.00	11.47	11.95	11.93	-	-	11.31

FORM 20-F 2006     Alcatel-Lucent – F-73

Back to Contents

For Lucent stock option plans covered by IFRS 2, the change in number of stock options generating compensation expense are:

(in number of options)	Former Lucent plans
Exercise price	€9.35	€10.89	€15.28	€12.40	€0.28 to 10.00	€10.01 to 20.00
Exercise period
From	01/11/07	01/12/06	01/12/06	01/12/06	01/12/06	01/12/06
To	31/10/13	30/11/12	30/11/11	30/11/10	03/12/0603/05/14	01/12/0601/02/14
Outstanding at December 1, 2006	6,088,483	4,569,566	5,953,537	954,040	283,121	606,827
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(73,030)	(21,860)	(14,679)	(1,520)	-	(185)
Outstanding at December 31, 2006	6,015,453	4,547,706	5,938,858	952,520	283,121	606,642
Of which could be exercised	-	1,147,387	3,741,160	835,188	78,365	156,311
Average share price at exercise during the period	-	-	-	-	-	-

(f) Treasury stock

Alcatel has established a buy-back program for the ordinary shares, authorized at the shareholders’ ordinary annual general meetings held on June 4, 2004, May 20, 2005 and September 7, 2006, for the purpose of allocating them to employees of the group under the terms provided by law, of honoring obligations arising from the issuance of securities conferring a right to the capital of the company or for the purpose of using them in an exchange or as payment for external growth transactions. The purchases are limited to a maximum of 10% of the capital stock, and authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased as of December 31, 2006 (no shares were purchased in 2005 and 2004).

Alcatel-Lucent shares owned by Group consolidated subsidiaries were €1,572 million at December 31, 2006 (1,575 million at December 31, 2005 and €1,607 million at December 31, 2004). They are deducted at cost from retained earnings.

(g) Minority interests

(in millions of euros)
Balance at January 1, 2004	388
Other changes(1)	(84)
Minority interests in 2004 income	69
Balance at December 31, 2004	373
Other changes(2)	63
Minority interests in 2005 income	41
Balance at December 31, 2005	477
Other changes(2)	(24)
Minority interests in 2006 income	45
Balance at December 31, 2006	498
(1) This amount relates to translation adjustments and to changes related to discontinued operations. (2) This amount primarily relates to translation adjustments.

FORM 20-F 2006     Alcatel-Lucent – F-74

Back to Contents

Note 24 - Compound Financial Instruments

Compound Financial Instruments Issued by Alcatel before the Transaction with Lucent

(In millions of euros)	ORANE			OCEANE
	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
Balance sheet
Capital stock	242	242	242	-	-	-
Additional paid-in capital	403	403	403	-	-	-
Reserves (prepaid interest)	(132)	(132)	(132)	-	-	-
Reserves (equity component)	-	-	-	105	126	146
Shareholders’ equity	513	513	513	105	126	146
Convertible bonds – due after one year	-	-	-	916	901	886
Convertible bonds – due within one year (interest paid and payable)	-	-	-	49	48	49
Financial debt	-	-	-	965	949	935
Income statement
Finance costs relating to gross debt	-	-	-	(70)	(68)	(67)

(a) ORANE (Obligations Remboursables en Actions Nouvelles ou Existantes)

On December 19, 2002, Alcatel issued 120,786,517 notes, of nominal value €5.34 each, mandatorily redeemable for new or existing ordinary shares (ORANE) (one share for one note), for a total amount of €645 million, with a maturity date of December 23, 2005. The notes carried an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest of €132 million, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to €1.09115 for each note.

During 2004, 3,660 notes were repaid by issuance of 3,212 shares. During 2005, and prior to the redemption of the notes on December 23, 2005, 10,560 notes were repaid by issuance of 10,307 shares (the difference between the number of notes repaid and the number of shares issued (253) results from the impact of discounted interest at the time of the debt issuance).

The notes were entirely redeemed on December 23, 2005 by the issuance of 120,769,959 shares. For the repayment of the ORANEs, Alcatel issued only new shares.

The ORANE notes were considered as a component of equity that was classified from the outset in shareholders’ equity. As the discounted interest was paid in full on January 2, 2003, that amount was also recognized in shareholders’ equity and no interest expense was recognized either in the 2004 or 2005 income statements. The net amount of €513 million received from the note issuance was therefore reclassified to shareholders’ equity in the opening balance sheet at January 1, 2004 in accordance with IFRSs.

(b) OCEANE (Obligations Convertibles ou Échangeables en Actions Nouvelles ou Existantes)

On June 12, 2003, Alcatel issued 63,192,019 bonds having a nominal value of €16.18 each, convertible into new or existing ordinary shares (OCEANE) for a total value of €1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.

These bonds have a buy-back option that Alcatel-Lucent can exercise in the period from June 12, 2008 to December 31, 2010.

The OCEANE bonds are considered as a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €860.7 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at €161.8 million at the date of issuance. The contra entry to the equity component, which is amortized to income over the life of the debt, increases the interest cost of this financial debt by €21.6 million in 2006, €20.0 million in 2005 and by €18.6 million in 2004.

The effective rate of interest of the debt component is 7.83% including debt issuance costs.

At December 31, 2006, the fair value of the debt component of the OCEANE bonds was €1,059 million (see Note 26h) and the market value of the OCEANE bonds was €1,144 million.

FORM 20-F 2006     Alcatel-Lucent – F-75

Back to Contents

(c) Compound Financial Instruments Issued by Lucent before the Merger

The following table summarizes components of convertible bonds.

(In millions of euros)	December 31, 2006
	Nominal amount	Equity component	Financial debt
8% convertible securities	369	76	298
7.75% convertible securities	837	142	726
2.875% Series A convertible debentures	569	237	349
2.875% Series B convertible debentures	669	306	392
TOTAL	2,444	761	1,765

2.875% Series A and B Convertible Debentures

Alcatel-Lucent launched a joint solicitation of consent from holders of record as of December 14, 2006, of Lucent’s 2.75% Series A Convertible Senior Debentures due 2023 and 2.75% Series B Convertible Senior Debentures due 2025 (collectively, “the Debentures”) to amend the Indenture for the Debentures, in return for a full and unconditional guaranty from Alcatel-Lucent, which is unsecured and subordinated to its senior debt, a one time adjustment to the conversion ratio, a further adjustment to the conversion ratios upon cash dividends or distributions on Alcatel-Lucent ordinary shares in excess of €0.08 per share annually and a change of the interest rate to 2.875% from 2.75%.

The amendment allows Alcatel-Lucent to provide such information, documents and other reports that are required to be filed by Alcatel-Lucent pursuant to sections 13 and 15(d) of the U.S. Securities Exchange Act of 1934, to holders of the Debentures, instead of having to produce separate statements for Lucent after the completion of the merger. The consent solicitation was completed on December 29, 2006. As a result, the following terms of Lucent’s 2.75% convertible senior debentures were modified as follows:

	Series A		Series B
	Old Terms	New Terms	Old Terms	New Terms
Coupon rate	2.75%	2.875%	2.75%	2.875%
Conversion ratio	58.4431	59.7015	62.5641	65.1465

The benefit granted to the bondholders corresponding to the adjustment of the conversion ratio amounted to €18 million and has been accounted for as an “Other financial loss” in 2006 (see Note 8).

The debentures rank equal in priority with all of the existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of Lucent’s existing and future subordinated indebtedness. The terms governing the debentures limit the ability to create liens, secure certain indebtedness and merge with or sell substantially all of its assets to another entity.

As a result of the acquisition, the debentures are convertible into Alcatel-Lucent ADSs (American Depository Shares) and cash in lieu of fractional ADSs. The debentures are convertible into ADSs only if (1) the sale price of the ADSs for at least twenty trading days during the period of thirty consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price, (2) the trading price of the debentures is less than 97% of the product of the sale price of the ADSs and the conversion rate during any five consecutive trading-day period, (3) the debentures have been called for redemption by Lucent or (4) certain specified corporate actions occur.

At Lucent’s option, the debentures are redeemable for cash after certain dates (optional redemption periods) at 100% of the principal amount plus any accrued and unpaid interest. In addition, at Lucent’s option, the debentures are redeemable earlier (provisional redemption periods) if the sale price of the ADSs exceeds 130% of the applicable conversion price. Under these circumstances, the redemption price would also include a make-whole payment equal to the present value of all remaining scheduled interest payments through the end of the optional redemption periods.

At the option of the holder, the debentures are redeemable on certain dates at 100% of the principal amount plus any accrued and unpaid interest. In these circumstances, Lucent may pay the purchase price with cash, ADSs (with the ADSs to be valued at a 5% discount from the then current market price) or a combination of both.

The following table summarizes the specific terms of these securities.

FORM 20-F 2006     Alcatel-Lucent – F-76

Back to Contents

	Series A	Series B
Amount	$750,000,000	$880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	$16.75	$15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

The effective rate of interest of the debt component is 6.70% for series A and 6.73% for series B.

At December 31, 2006, the fair value of the debt component of the convertible bonds was €349 million for series A and €386 million for series B (see Note 26h) and the market value of the convertible bonds was €613 million for series A et €744 million for series B.

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal 2002, Lucent Technologies Capital Trust I (the Trust) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of $1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc owns all of the common securities of the Trust and as a result consolidates the Trust.

Lucent may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012 and thereafter. To the extent Lucent redeems debentures, the Trust is required to redeem a corresponding amount of trust preferred securities. Lucent has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Lucent make payments on the debentures to the Trust.

The ability of the Trust to pay dividends depends on the receipt of interest payments on the debentures. Lucent has the right to defer payments of interest on the debentures for up to 20 consecutive quarters. If payment of interest on the debentures is deferred, the Trust will defer the quarterly distributions on the trust preferred securities for a corresponding period. Deferred interest accrues at an annual rate of 9.25%. At the option of the holder, each trust preferred security is convertible into Alcatel-Lucent ADSs, subject to an additional adjustment under certain circumstances. The following table summarizes the terms of this security.

Conversion ratio	40.3306
Conversion price	$24.80
Redemption period at Lucent option	After March 19, 2007
Maturity date	March 15, 2017

The effective rate of interest of the debt component is 9.86%.

At December 31, 2006, the fair value of the debt component of the convertible bonds was €725 million (see Note 26h) and the market value of the convertible bonds was €853 million.

8% Convertible Securities

The following table summarizes the terms of this security.

Conversion ratio	32.8620
Conversion price	$30.43
Redemption period at the option of the issuer	After August 14, 2006
Redemption dates at the option of the holder	On August 2, 2007, 2010 and 2016
Mandatory redemption date	August 1, 2031

FORM 20-F 2006     Alcatel-Lucent – F-77

Back to Contents

At the option of the holder, the debentures are redeemable on certain dates at 100% of the principal amount plus any accrued and unpaid interest. In these circumstances, Lucent may pay the purchase price with cash, ADSs (with the ADSs to be valued at a 5% discount from the then current market price) or a combination of both.

The effective rate of interest of the debt component is 10.14%.

At December 31, 2006, the fair value of the debt component of the convertible bonds was €314 million (see Note 26h) and the market value of the convertible bonds was €373 million.

Note 25 - Pensions, retirement indemnities and other post-retirement benefits

In accordance with the laws and customs of each country, the Group provides to its employees pension plans, certain medical insurance and reimbursement of medical expenses. In France, Group employees benefit from a retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.

Over and above state pension plans, the plans can be defined contribution plans or defined benefit plans. In the latter case, the plans are wholly or partially funded by assets solely to support such plans (listed shares, bonds, insurance contracts or other types of dedicated investments).

•

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

•

Other defined contribution plans

The benefits paid out depend solely on the amount of contributions paid into the plan and the investment returns arising from the contributions. The Group’s obligation is limited to the amount of contributions that are expensed.

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) are €56 million for 2006 (€40 million for 2005 and €40 million for 2004).

•

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

These plans have differing characteristics:

o

life annuity: the retirees benefit from receiving a pension during their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States;

o

lump-sum payment on the employee’s retirement or departure. These plans are to be found primarily in France, Belgium and Italy;

o

post-employment medical care during retirement. In the United States, Alcatel-Lucent reimburses medical expenses of certain retired employees.

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

For plans providing for the reimbursement of medical expenses, actuarial gains and losses are recognized as income or expense over the average remaining working period or 100% in the following year for participants who are no longer working.

For former Lucent activities, Alcatel-Lucent maintain defined benefit pension plans covering the majority of US employees and retirees, as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a Cash Balance Program. The Cash Balance Program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from traditional program to Cash Balance Program. Additionally, employees covered by the Cash Balance Program are not eligible to receive company-paid post-retirement health and group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive post-retirement group life and health care benefits. Alcatel-Lucent also maintains defined benefit pension plans in 14 countries outside the U.S. that comprise approximately 2.8% of its pension plan assets and 3.7% of its pension plan obligations as of December 31, 2006.

FORM 20-F 2006     Alcatel-Lucent – F-78

Back to Contents

(a) Actuarial Assumption

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions

(rate of employee turnover, salary increases) company by company. The assumptions for 2006, 2005 and 2004 are as follows (the rates indicated

are weighted average rates):

(In millions of euros)	2006	2005	2004
Discount rate	5.54%	3.95%	4.46%
Future salary increases	3.90%	3.34%	3.52%
Expected long-term return on assets	7.35%	4.28%	4.70%
Post-retirement cost trend rate	9.40% to 5.00%	7.50%	7.50%
Average residual active life	15-27 years	15-27 years	15-27 years

The above rates are broken down by geographical segment as follows for 2006, 2005 and 2004:

	Discount rate	Future salary increases	Expected long-term return on assets
2006
France	4.10%	3.41%	5.10%
Belgium	4.11%	3.71%	4.48%
United Kingdom	5.21%	4.53%	6.59%
Germany	4.13%	2.76%	4.26%
Rest of Europe	4.20%	2.54%	4.14%
United States of America	5.72%	4.01%	7.62%
Other	4.12%	4.18%	4.35%
2005
France	3.75%	3.49%	4.27%
Belgium	3.75%	3.70%	3.75%
United Kingdom	5.00%	4.25%	6.50%
Germany	3.75%	2.75%	3.50%
Rest of Europe	3.32%	2.86%	3.85%
North America	4.98%	4.93%	5.37%
Other	4.25%	4.89%	5.12%
2004
France	4.32%	2.82%	4.73%
Belgium	4.30%	5.98%	4.00%
United Kingdom	5.25%	4.50%	6.50%
Germany	4.31%	2.75%	4.50%
Rest of Europe	3.96%	2.55%	4.68%
North America	5.27%	4.76%	5.37%
Other	5.03%	4.16%	3.37%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations – AA or AAA) in each country having maturity dates equivalent to those of the plans.

The returns on plan assets are determined plan by plan and depend upon the asset allocation of the investment portfolio and the expected future performance.

FORM 20-F 2006     Alcatel-Lucent – F-79

Back to Contents

(b) Components of Net Periodic Cost of post-Employment Benefit Plans

(In millions of euros)	2006	2005	2004
Service cost	(73)	(60)	(72)
Interest cost	(256)	(139)	(146)
Expected return on plan assets	286	93	96
Amortization of prior service cost	(4)	-	-
Amortization of recognized actuarial gain / (loss)	(7)	8	5
Effect of curtailments	-	5	15
Effect of settlements	(1)	-	-
Effect of adjustment on net assets(1)	(65)	-	(2)
NET PERIODIC BENEFIT COST	(120)	(93)	(104)
Of which: • recognized in Income (loss) from operating activities before restructuring costs, Impairment of intangible assets and gain / (loss) on disposal of consolidated entities	(71)	(47)	(54)
• recognized in other financial income (loss)	(49)	(46)	(50)
(1) Mainly related to the asset ceiling impact in 2006, presented in other financial loss.

FORM 20-F 2006     Alcatel-Lucent – F-80

Back to Contents

(c) The change in the obligation recorded in the balance sheet is as follows:

(In millions of euros)	2006	2005	2004
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at January 1	(3,503)	(3,289)	(3,219)
Service cost	(73)	(60)	(72)
Interest cost	(256)	(139)	(146)
Plan participants’ contributions	(15)	(5)	(4)
Amendments	(5)	-	(72)
Business combinations	(27,694)	(31)	-
Disposals	138	2	53
Curtailments	2	7	14
Settlements	14	26	19
Special termination benefits	1	(2)	0
Actuarial (gains) and losses	759	(129)	(46)
Benefits paid	434	177	166
Other (foreign currency translation)	(32)	(60)	18
Benefit obligation at December 31	(30,230)	(3,503)	(3,289)
Benefit obligation excluding effect of future salary increases	(29,659)	(3,237)	(2,941)
Effect of future salary increases	(571)	(266)	(348)
Benefit obligation	(30,230)	(3,503)	(3,289)
Pertaining to retirement plans	(25,848)	(3,483)	(3,272)
Pertaining to post-employment medical care plans	(4,382)	(20)	(17)
CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1	2,286	2,106	1,974
Expected return on plan assets	286	93	96
Actuarial gains and (losses)	57	111	47
Employers’ contributions	129	80	84
Plan participants’ contributions	15	5	4
Amendments	-	-	32
Business combinations	27,825	-	-
Disposals	(30)	-	-
Curtailments	-	-	-
Settlements	(14)	(26)	(15)
Benefits paid / Special termination benefits	(395)	(117)	(108)
Other (foreign currency translation)	38	34	(8)
Fair value of plan assets at December 31	30,197	2,286	2,106
Present value of defined benefit obligations that are wholly or partly funded	(27,984)	(2,433)	(2,330)
Fair value of plan assets	30,197	2,286	2,106
Funded status of defined benefit obligations that are wholly or partly funded	2,213	(147)	(224)
Present value of defined benefit obligations that are wholly unfunded	(2,246)	(1,070)	(959)
Funded status	(33)	(1,217)	(1,183)
Unrecognized actuarial losses / (gains)	(691)	46	9
Unrecognized prior service cost	1	-	-
Unrecognized surplus (due to application of asset ceiling)	(1,874)	(3)	(5)
NET AMOUNT RECOGNIZED	(2,597)	(1,174)	(1,179)
of which: • prepaid pension costs	2,734	294	287
• pensions, retirement indemnities and other post-retirement benefits	(5,331)	(1,468)	(1,466)

FORM 20-F 2006     Alcatel-Lucent – F-81

Back to Contents

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for overfunded plans cannot be used for underfunded plans. The unfunded status, which amounted to €33 million at December 31, 2006 (€1,217 million at December 31, 2005 and €1,183 million at December 31, 2004) relates primarily to Lucent’s post-retirement benefits (see below) and to plans in France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore in Germany the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See section D below for information on Lucent’s plans.

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous year are as follows:

(In millions of euros)	Benefit obligation	Plan assets	Funded (unfunded) status	Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
				Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets
2006	(30,230)	30,197	(33)	21	0.07%	57	0.19%
2005	(3,503)	2,286	(1,217)	72	2.06%	111	4.86%
2004	(3,289)	2,106	(1,183)	6	0.18%	47	2.23%

In respect of the medical care plans, a change of one percentage point in the assumed medical costs has the following impact:

(In millions of euros)	Increase of 1%	Decrease of 1%
Impact on the current service cost and interest costs	(1)	1
Impact on the benefit obligation	(163)	147

The plan assets of retirement plans are invested as follows:

(In millions of euros and percentage)	Bonds	Equity Securities	Short-term Investments	Property assets	Total
2006	14,382	10,966	2,537	2,312	30,197
	48%	36%	8%	8%	100%
2005	941	626	348	371	2,286
	41%	28%	15%	16%	100%
2004	853	576	365	312	2,106
	41%	27%	17%	15%	100%

For former Alcatel companies, the investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity securities cannot exceed 80% of plan assets and no individual equity security may represent more than 5% of total equity securities within the plan. The equity securities held by the plan must be listed on a recognized exchange. The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.

The contributions that are expected to be paid for 2007 are €245 million for the pension and other post-retirement benefits plans.

(d) Lucent’s Pension and post-Retirement Obligations

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Lucent’s pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2006 and November 30, 2006.

FORM 20-F 2006     Alcatel-Lucent – F-82

Back to Contents

December 31, 2006 (in millions)	Pension benefits		Post-retirement benefits
Change in benefit obligation:	US$	€	US$	€
Benefit obligation at November 30, 2006	(30,640)	(23,208)	(5,922)	(4,486)
Service cost	(13)	(10)	(1)	(1)
Interest cost	(139)	(105)	(26)	(19)
Actuarial (gains) losses	724	548	100	76
Amendments	-	-	-	-
Benefits paid	210	159	109	83
Plan participant contributions	-	-	(14)	(11)
Settlements	-	-	-	-
Curtailments	-	-	-	-
Exchange rate changes	1	(54)	-	(11)
Other	-	-	-	-
Benefit obligation at end of year	(29,857)	(22,670)	(5,754)	(4,369)
Change in plan assets:
Fair value of plan assets at November 30, 2006	36,028	27,290	706	535
Actual return on plan assets	113	86	5	4
Benefits paid	(210)	(159)	(134)	(101)
Plan participant contributions	-	-	14	11
Company contributions	8	6	50	38
Section 420 transfer	(504)	(382)	504	382
Exchange rate changes	(2)	63	-	1
Settlement	-	-	-	-
Other	-	-	(5)	(4)
Fair value of plan assets at end of year	35,433	26,904	1,140	866
Funded status of the plan	5,576	4,234	(4,614)	(3,503)
Unrecognized net loss (gain)	(516)	(392)	(100)	(76)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(2,460)	(1,868)	-	-
Net asset (liability) recognized	2,600	1,974	(4,714)	(3,579)
Amounts recognized in the consolidated balance sheets:
Prepaid pension costs	3,183	2,416	-	-
Pensions, retirement indemnities and other post-retirement benefits	(583)	(442)	(4,714)	(3,579)
Net asset (liability) recognized	2,600	1,974	(4,714)	(3,579)
FORM 20-F 2006     Alcatel-Lucent – F-83

Back to Contents

Additional Information

December 31, 2006 (in millions)	Pension benefits		Post-retirement Benefits
Benefit obligation by major plans:	US$	€	US$	€
U.S. management	(17,216)	(13,072)	-	-
U.S. occupational	(11,129)	(8,450)	-	-
Non-U.S. and supplemental	(1,512)	(1,148)	-	-
Non-represented health	-	-	(1,296)	(984)
Formerly represented health	-	-	(2,945)	(2,236)
Group life and other	-	-	(1,513)	(1,149)
Benefit obligation at end of year	(29,857)	(22,670)	(5,754)	(4,369)
Plan assets by major plans:
U.S. management	17,875	13,573	-	-
U.S. occupational	16,570	12,581	-	-
Non-U.S. and supplemental	988	750	-	-
Formerly represented health	-	-	476	362
Group life and other	-	-	664	504
Fair value of plan assets at end of year	35,433	26,904	1,140	866

Components of Net Periodic Benefit Cost

December 31, 2006 (in millions)	Pension benefits		Post-retirement Benefits
Pension credit / post-retirement benefit cost:	US$	€	US$	€
Service cost	(13)	(10)	(1)	(1)
Interest cost on benefit obligation	(139)	(105)	(26)	(19)
Expected return on plan assets	226	171	4	3
Amortization of net (loss) gain	-	-	-	-
Amortization of unrecognized prior service costs	-	-	-	-
Effect of adjustment on net asset	(80)	(61)	-	-
Subtotal	(6)	(5)	(23)	(17)
Termination benefits	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Pension credit / post-retirement benefit cost	(6)	(5)	(23)	(17)
Business restructuring	-	-	-	-
Other costs and expenses	-	-	-	-
Pension credit / post-retirement benefit cost	(6)	(5)	(23)	(17)

FORM 20-F 2006     Alcatel-Lucent – F-84

Back to Contents

Key Assumptions

Assumptions used to determine:	2006
Benefit obligations – discount rate:
Pension	5.75%
Post-retirement health care and other	5.50%
Post-retirement life	5.75%
Rate of compensation increase	4.00%
Net cost or credit – discount rate:
Pension	5.50%
Post-retirement health care and other	5.25%
Post-retirement life	5.50%
Expected return on plan assets:
Pension	7.65%
Post-retirement health care	5.25%
Post-retirement life	7.25%

The weighted average expected rate of return on plan assets that will be used to determine the calendar 2007 net periodic benefit cost is 7.65% for pensions, 5.25% for post-retirement health care benefits and 7.25% for post-retirement life benefits. The weighted average 7.65% expected rate of return on plan assets is mainly based on a 8.50% rate of the management pension plan and a 6.75% rate for the occupational pension plan.

December 31, 2006
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	9.20%
Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	9.40%
Rate that the cost trend rate gradually declines to	5.00%
Year that the rate reaches the rate it is assumed to remain at	2014

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions of US$)	1 percentage point
	Increase	Decrease
Effect on total of service and interest cost components	(1)	1
Effect on post-retirement benefit obligation	(215)	193

Yield curves matching Lucent benefit obligations were derived from 30-year Treasury rates. The resulting risk free rates from these yield curves were adjusted to available yields on high-quality corporate fixed income investments with maturities corresponding to its benefit obligations to develop discount rates at each measurement date. Yields and changes in yields of several funds, as well as the original Citigroup pension yield curve, were also considered in setting the discount rates. The average duration of Lucent primary pension obligations and post-retirement health care obligations were 10.0 years and 6.2 years, respectively, as of December 31, 2006.

Lucent considered several factors in developing its expected rate of return on plan assets, including our historical returns and input from its external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. The projected market returns received from its external advisors were 8.2% for Lucent management plan and 6.5% for Lucent occupational plan as of December 31, 2006. Lucent considered this projection and included an anticipated premium in developing its long-term expected rate of return on plan assets and retained a 8.50% expected rate of return on plan assets for the management pension plan and a 6.75% expected rate of return on plan assets for the occupational pension plan.

On December 8, 2003, the President of the United States signed the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act). The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Lucent currently sponsor retiree health care plans that provide prescription drug benefits to its U.S. retirees that its plan actuaries have determined are actuarially equivalent to Medicare Part D.

FORM 20-F 2006     Alcatel-Lucent – F-85

Back to Contents

Lucent elected to prospectively recognize the effects of the Act during the fourth quarter of fiscal 2004, which reduced the accumulated post-retirement benefit obligation by approximately $600 million. On January 21, 2005, the Centers for Medicare and Medicaid Services issued a Final Rule in the Federal Register for implementing the Medicare Prescription Drug Benefit that clarified the methodology for determining actuarial equivalence and the amount of the federal subsidy. The impact of the Final Rule did not materially affect Lucent post-retirement benefit cost and related obligation.

Plan Assets

The following table summarizes the weighted average target asset allocation ranges and Lucent actual allocation of its pension and post-retirement trusts by asset category as of December 31, 2006.

December 31, 2006	Pension target allocation range	Percentage of plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets
Asset category:
Equity securities	31% – 48%	37%	42%	29%
Fixed income securities	41% – 57%	48%	58%	37%
Real estate	4% – 8%	7%	n/a	-
Private equity and other	5% – 9%	8%	n/a	-
Cash	0%	0%	n/a	34%
TOTAL		100%		100%

The majority of the pension plan assets are held in a master pension trust. Post-retirement plan assets are held in three separate trusts in addition to the amount set aside in the master pension trust for retiree healthcare. Plan assets are managed by independent investment advisors with the objective of maximizing returns with a prudent level of risk. Lucent periodically complete asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. An Asset Allocation Committee appointed by Lucent’s Board of Directors formally approves the target allocation ranges every three to five years upon completion of a study by the external advisors to the plans. During 2006, the allocation of the U.S. occupational pension plan assets was changed as part of a routine periodic review. The overall pension plan asset portfolio reflects a balance of investments split about a blended basis between equity and fixed income securities compared to the previous split of about 75 percent equity and 25 percent fixed income. Lucent believes this action was prudent given the demographics, funded status and future obligations for its pension plans. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk.

Pension plan assets included $2 million and $1 million of Alcatel-Lucent ADSs (American Depository Shares) as of December 31, 2006 and November 30, 2006, respectively.

Contributions

Lucent may contribute to its pension and post-retirement benefit plans to make benefit payments to plan participants and to pre-fund some benefits by means of trust funds. For Lucent’s U.S. pension plans, the funding policy is to contribute amounts to the trusts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as Lucent may determine to be appropriate. Contributions are made to benefit plans for the sole benefit of plan participants.

On December 27, 2006, Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the occupational pension plan in the amount of $504 million to fund healthcare benefits for formerly represented retirees for the period beginning October 1, 2006 through December 31, 2007.

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2016. Lucent does not expect to make contributions to its qualified U.S. pension plans during calendar 2007 or 2008. Lucent is unable to estimate the expected contributions to its qualified U.S. pension plans beyond calendar 2008. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative and regulatory changes. The table below reflects the use of the $504 million in excess pension assets for funding retiree healthcare for formerly represented retirees through December 31, 2007, but does not assume any further Section 420 transfer.

FORM 20-F 2006     Alcatel-Lucent – F-86

Back to Contents

(In millions of US$)	Pension	Post-retirement
	Non-qualified and non-U.S. pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
2007	64	(37)	164	10
2008	63	234	150	10
2009	64	333	143	10
2010	66	317	135	10
2011	67	299	126	10
2012-16	315	1,302	510	201

Benefit Payments

The following table summarizes expected benefit payments from Lucent’s various pension and post-retirement plans through calendar 2016 on the basis of current plan design. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately $70 million.

(in millions of US$)	Pension			Post-retirement
	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non-qualified and non-U.S. pension plans	Formerly represented retiree health plans	Non- represented retiree health plans	Other benefit plans
2007	1,342	1,050	59	362	164	92
2008	1,330	1,025	60	338	150	95
2009	1,317	1,001	60	333	143	96
2010	1,304	975	62	317	135	98
2011	1,292	950	63	299	126	99
2012-16	6,290	4,361	341	1,302	510	504

Note 26 - Financial debt

(a) Analysis of Financial Debt, Net

(In millions of euros)	2006	2005	2004
Marketable securities – short-term, net	1,245	640	552
Marketable securities – long-term, net	697	-	-
Cash and cash equivalents	4,749	4,510	4,611
Cash, cash equivalents and marketable securities	6,691	5,150	5,163
(Convertible and other bonds – long-term portion)	(4,901)	(2,393)	(3,089)
(Other long-term debt)	(147)	(359)	(402)
(Current portion of long-term debt)	(1,161)	(1,046)	(1,115)
(Financial debt, gross)	(6,209)	(3,798)	(4,606)
Derivative interest rate instruments – other current and non-current assets	36	178	148
Derivative interest rate instruments – other current and non-current liabilities	(10)	(71)	(43)
CASH (FINANCIAL DEBT), NET	508	1,459	662

FORM 20-F 2006     Alcatel-Lucent – F-87

Back to Contents

(b) Analysis of Financial Debt, Gross – by type

(In millions of euros)	2006	2005	2004
Convertible bonds	2,682	901	886
Other bonds	2,672	1,960	2,788
Bank loans and overdrafts and other financial debt	504	629	687
Commercial paper	138	127	61
Finance lease obligations	52	60	45
Accrued interest	161	121	139
FINANCIAL DEBT, GROSS	6,209	3,798	4,606

(c) Bonds

Balances at December 31, 2005 and at December 31, 2006:

Remaining amounts to be reimbursed (In millions of euros)	December 31, 2005	Change in consolidated companies	Changes during 2006	December 31, 2006
Originally issued by Alcatel:
• Zero-rate coupon due June 2006	37		(37)	-
• 7% EUR due December 2006	426		(426)	-
• 5.625% EUR due March 2007	154		-	154
• 4.375% EUR due February 2009	859		(54)	805
• OCEANE 4,75% due January 2011	1,022		-	1,022
• 6.375% EUR due April 2014	462		-	462
Originally issued by Lucent:
• 8% US$due August 2031(1)	-	374	1	375
• 7.75% US$due March 2017(1)	-	866	2	868
• 2.875% US$Series A due June 2023(1)	-	584	2	586
• 2.875% US$Series B due June 2025(1)	-	696	2	698
• 6.50% US$due January 2028	-	205		205
• 6.45% US$due March 2029	-	927	3	930
• 5.50% US$due November 2008	-	153	-	153
Sub-total	2,960	3,805	(507)	6,258
Equity component of OCEANE	(126)		22	(104)
Equity component of convertible bonds issued by Lucent		(762)	-	(762)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	27	(3)	(62)	(38)
CARRYING AMOUNT OF BONDS	2,861	3,040	(547)	5,354
(1) See Note 24 for details on Put and Call options.

Convertible Bonds

The characteristics of these bonds and how they are recognized are detailed in Notes 24b et 24c.

Other Bonds

Changes in 2006

•

Repurchases

FORM 20-F 2006     Alcatel-Lucent – F-88

Back to Contents

Certain other bonds were subject to buy-back and cancellation in 2006, amounting to €117 million and corresponding to a nominal value of €115 million, detailed as follows:

Nominal value repurchased:
7.00% EUR due December 2006	€60,485,000
4.375% EUR due February 2009	€54,166,000

The difference between the repurchased amount and the nominal value, corresponding to a charge of €2 million, was included in the financial income (loss) in other financial income (loss), net (see Note 8).

•

Repayments

The balance of the Zero-rate coupon was repaid in June 2006 for a residual nominal amount of €36.4 million.

The balance of the bonds carrying interest at 7.00% was repaid in December 2006 for a residual nominal amount of €364.9 million.

•

Lucent’s bonds

No changes occurred during the month of December 2006, other than the impact of the currency translation adjustment.

Changes in 2005

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

Changes in 2004

•

Offer to exchange bonds:

On March 17, 2004, Alcatel-Lucent launched an offer to exchange bonds in a strategy primarily to lengthen its average debt maturity. On March 30, 2004, Alcatel-Lucent announced that bonds with a nominal value of €366 million, coming from Alcatel-Lucent’s 7% bond issue of €1.2 billion, due 2006, had been exchanged by the holders for new euro bonds having a nominal value of €412 million, due 2014. The new bonds bear interest at 6.375% per annum. Additional bonds having a nominal value of €50 million, which are interchangeable with the new bonds, were also issued. The total nominal value of the new and additional bonds, due 2014, amounts to €462 million. The exchange offer, which closed on April 7, 2004, was recorded in the second quarter 2004. In accordance with IAS 39, such exchange of debt is not considered as an extinguishment of the initial debt and the issuance of new debt, because the borrowing conditions are not substantially different as a result of the exchange transaction. The loss arising on the exchange offer and the related transaction fees are recognized as an adjustment of the carrying amount of the existing debt and are amortized over the remaining life of the adjusted bonds.

•

Repurchases and repayments:

FORM 20-F 2006     Alcatel-Lucent – F-89

Back to Contents

During 2004, certain other bonds were subject to buy-back and cancellation, amounting to €643 million and corresponding to a nominal value of €617 million, detailed as follows:

Repurchased bonds	Nominal value repurchased
5.75% FRF due February 2004	€762,245
5% EUR due October 2004	€22,819,000
5.875% EUR due September 2005	€217,102,000
Zero-rate coupon due June 2006	€111,191,052
5.625% EUR due March 2007	€38,874,495
7% EUR due December 2006	€226,209,000

The difference between the repurchased amount and the nominal value was included in financial income (loss) in other financial income (loss), net (see Note 8).

The other changes for 2004 were the repayment on February 17, 2004 of the residual €183 million on bonds issued by Alcatel-Lucent at a fixed rate of 5.75% in February 1994, and the repayment on October 12, 2004 of the residual €336.4 million in bonds issued at a rate of 5% on October 12, 1999.

(d) Analysis by Maturity Date

(In millions of euros)	2006	2005	2004
Current portion of long-term debt	453	769	910
Short-term debt	708	277	205
Financial debt due within one year	1,161	1,046	1,115
2006	-	-	627
2007	-	364	393
2008	251	104	61
2009	802	878	1,043
2010	10	9	-
2011	924	-	-
2012 and thereafter	3,061	1,397	1,367
Financial debt due after one year	5,048	2,752	3,491
TOTAL	6,209	3,798	4,606

Note: The convertible securities may be retired earlier based on early redemption or buy back options. See Note 24.

(e) Debt Analysis by Rate

(In millions of euros)	2006
	Amounts	Effective interest rate	Interest rate after hedging
Convertible bonds	2,682	8.34%	8.36%
Other bonds	2,672	6.39%	6.21%
Bank loans and overdrafts and finance lease obligations	556	5.37%	5.13%
Commercial paper	138	3.66%	3.66%
Accrued interest	161	5.84%	5.65%
Financial debt, gross	6,209	7.07%	6.97%

FORM 20-F 2006     Alcatel-Lucent – F-90

Back to Contents

(f) Debt analysis by type of rate

(In millions of euros)	2006		2005		2004
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Total fixed rate debt	6,174	4,155	3,686	1,132	4,468	1,153
Total floating rate debt	35	2,054	112	2,666	138	3,453
TOTAL	6,209	6,209	3,798	3,798	4,606	4,606

(g) Debt Analysis by Currency

(In millions of euros)	2006		2005		2004
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Euro	3,000	3,000	3,609	3,609	4,512	4,512
U.S. Dollar	3,171	3,171	141	141	52	52
Other	38	38	48	48	42	42
TOTAL	6,209	6,209	3,798	3,798	4,606	4,606

(h) Fair Value of Debt

The fair value of Alcatel-Lucent’s debt is determined for each loan by discounting the future cash flows using a discount rate corresponding to bond yields at the end of the year, adjusted by the Group’s credit rate risk. The fair value of debt and bank overdrafts at floating interest rates approximates the net carrying amounts.

At December 31, 2006, the fair value of debt before hedging (and credit spread) amounted to €6,518 million.

The fair value of the financial instruments that hedge the debt is calculated in accordance with the same method, based on the net present value of the future cash flows.

At December 31, 2006, the fair value of the debt after hedging was €6,492 million.

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

FORM 20-F 2006     Alcatel-Lucent – F-91

Back to Contents

(i) Credit Rating

Credit Ratings of Alcatel-Lucent and Lucent post-Merger

At March 28, 2007, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update	Last update of the outlook
Moody’s	Ba2	Not Prime	Stable	December 11, 2006	December 11, 2006
Standard & Poor’s	BB-	B	Positive	December 5, 2006	December 5, 2006

At March 28, 2007, Lucent’s credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn		n.a	December 11, 2006	n.a
Standard & Poor’s	BB-	B-1	Positive	December 5, 2006	December 5, 2006

Moody’s: On December 11, 2006, Moody’s set Alcatel-Lucent Corporate Family Rating as well as the company senior debt at Ba2 with a Stable outlook. The Not-Prime rating was confirmed for the short-term debt. These ratings have been based on a broad market position, a strong liquidity and a potential for realizing and retaining substantial cost savings balanced by integration and execution challenges.

At the same time, Lucent’s Corporate Family Rating was withdrawn assuming that the management of the two entities would be fully integrated over the next several months, which should result in a rapid convergence of the credit risks. Lucent’s obligations were upgraded to a range of B3 to Ba3.

Standard & Poor’s: On December 5, 2006 Standard & Poor’s set the long-term corporate credit rating of Alcatel-Lucent at BB- with a Positive Outlook. The B short-term corporate credit rating was affirmed. These ratings have been based on the fact that the merger had a clear logic and that the combined group would have a larger scale and stronger R&D capabilities. However, this has been mitigated by the fact that the integration process in a very competitive industry would be challenging.

At the same time, Lucent’s long-term corporate credit rating was equalized with that of Alcatel-Lucent to BB- with Outlook Positive. Only Lucent’s senior unsecured debt ratings remained on Credit Watch with positive implication.

Ratings for Lucent’s obligations range from B+ to B-.

Credit Ratings of Alcatel-Lucent and Lucent pre-Merger

Recent history of Alcatel-Lucent’s long-term debt credit rating:

Date	Moody’s	Date	Standard & Poor’s
December 11, 2006	Ba2 Outlook Stable	December 5, 2006	BB- Outlook Positive
April 3, 2006	Ba1 under review	March 24, 2006	BB On credit watch
April 11, 2005	Ba1 Outlook Positive	November 10, 2004	BB Outlook Stable
September 8, 2004	Ba3 Outlook Positive	March 10, 2004	BB- Outlook Stable
May 10, 2004	B1 Outlook Positive	August 11, 2003	B+ Outlook Stable
December 5, 2003	B1 Outlook Stable	October 4, 2002	B+ Outlook Negative
November 20, 2002	B1 Outlook Negative	July 12, 2002	BB+ Outlook Negative

Moody’s: On April 3, 2006, Moody’s put Alcatel’s credit rating under review in view of a possible downgrading of its long-term debt rating (Ba1, positive perspective). This action followed Alcatel’s confirmation of discussions with Lucent Technologies regarding a possible merger and was motivated by the strategic and operational changes that would result from such a merger. The ratings themselves (Ba1 and NP) remained unchanged. On September 20, 2006, Moody’s communicated that it was expecting to conclude its review of the Group’s credit rating on the effective closing date of the above merger. The ratings for Alcatel’s debt instruments would be determined later.

FORM 20-F 2006     Alcatel-Lucent – F-92

Back to Contents

Standard & Poor’s: On March 10, 2006, Standard & Poor’s changed Alcatel’s long-term debt credit rating (BB) outlook from Outlook Stable to Outlook Positive. However, on March 24, 2006, following Alcatel’s announcement of its discussions with Lucent Technologies of a possible merger of the two groups, Standard & Poor’s placed Alcatel’s credit rating on Credit Watch with negative implications, considering that, if the merger went ahead, a downgrading of the long-term debt rating could be envisaged due to the financial structure of the combined entity. The ratings themselves (BB and B) remain unchanged.

Recent History of Lucent’s Long-term Debt Credit Rating

Date	Moody’s (Corporate Family Rating)	Date	Standard & Poor’s
December 11, 2006	Withdrawn	December 5, 2006	BB-(1)
May 16, 2005	B1	March 10, 2004	B
September 10, 2004	B2	October 11, 2002	B-
November 1, 2002	Caa1	September 13, 2002	B
March 22, 2002	B2	March 12, 2002	B+
(1) While the S&P long-term corporate credit rating for Lucent is BB-, its long-term senior debt securities are rated B+.

Rating clauses affecting Alcatel-Lucent and Lucent debt at December 31, 2006

Alcatel-Lucent’s short-term debt rating allows a limited access to the commercial paper market.

Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings.

(j) Bank Credit Agreements

Alcatel-Lucent Syndicated Bank Credit Facility

On November 10, 2006, the Majority Lenders of the Alcatel-Lucent €1 billion syndicated bank credit facility gave their consent to the waivers to the documentation made necessary to take into account the acquisition with Lucent as well as the proposed disposals to Thales. Under the waiver, a Clean-up period expiring on May 31, 2007 was granted.

On March 15, 2005, Alcatel amended the three-year multi-currency revolving facility that had been put in place on June 21, 2004. Consequently, the maturity date of the facility was lengthened from June 2007 to June 2009, the financial conditions were improved and one of the financial covenants was eliminated. Moreover, Alcatel-Lucent decided to reduce the amount of this revolving facility from €1,300 million to €1,000 million.

The availability of this syndicated credit facility of €1,000 million is not dependent upon Alcatel-Lucent’s credit ratings. At December 31, 2006, the credit facility had not been drawn and remained undrawn at the date of approval of the 2006 financial statements by Alcatel-Lucent’s Board of Directors. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt. Alcatel-Lucent has complied with the above covenant every quarter since 2004, when the facility was established.

Lucent Letter of Credit Agreements

Lucent had two primary credit agreements, a letter of credit and reimbursement agreement and an external sharing debt agreement. The first agreement provided for revolving credit loans and letters of credit up to €380 million. The second agreement permitted the extensions of letters of credit. The outstanding obligation under these agreements was €119 million as of December 31, 2006. Both of these agreements were terminated effective March 28, 2007. Outstanding letters of credit previously governed by these agreements remain outstanding under bilateral arrangements with the issuing banks.

FORM 20-F 2006     Alcatel-Lucent – F-93

Back to Contents

Note 27 - Provisions

(a) Balance at December 31

(in millions of euros)	2006	2005	2004
Provisions for product sales	599	580	662
Provisions for restructuring	413	417	692
Provisions for litigation	403	130	95
Other provisions	916	494	600
TOTAL(1)	2,331	1,621	2,049
(1) Of which: portion expected to be used within one year	1,457	1,024	1,397
portion expected to be used after one year	874	597	652

(b) Change during 2006

(in millions of euros)	December 31, 2005	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2006
Provisions for product sales	580	376	(276)	(181)	105	(5)	599
Provisions for restructuring	417	323	(263)	(80)	34	(18)	413
Provisions for litigation	130	19	(11)	(7)	283	(11)	403
Other provisions	494	119	(54)	(57)	420	(6)	916
TOTAL	1,621	837	(604)	(325)	842	(40)	2,331
Effect on the income statement:
— Income (loss) from operating activities before restructuring, Impairment of intangible assets and capital gain on disposal of consolidated entities		(478)		226			(252)
— restructuring costs		(317)		80			(237)
— other financial income (loss)		(9)		—			(9)
— income taxes		(33)		13			(20)
— income (loss) from discontinued operations and gain/(loss) on disposal of consolidated shares		—		6			6
TOTAL		(837)		325			(512)

At period–end, contingent liabilities exist with regard to ongoing tax disputes. Neither the financial impact nor the timing of any outflows of resources that could result from an unfavorable outcome of these disputes can be estimated at present. Nevertheless, the Group is confident in the outcome of these ongoing disputes.

FORM 20-F 2006     Alcatel-Lucent – F-94

Back to Contents

(c) Analysis of restructuring provisions

(in millions of euros)	2006	2005	2004
Opening balance	417	692	1,084
Utilization during the period	(263)	(414)	(606)
Charge of the period(1)	243	132	334
Effect of acquisition (disposal) of consolidated subsidiaries	34	(7)	(66)
Cumulative translation adjustments and other changes	(18)	14	(54)
Closing balance	413	417	692

(1) For 2006, €137 million of costs associated with the discontinuance of certain product lines (please refer to Note 3 on the Nortel deal part) for which the Group was committed at year end and €100 million of new restructuring plans or adjustments to previous plans (accounted for in restructuring costs) and €6 million recorded in other financial income (loss) for the amount related to reversing the discount element included in provisions.

For 2005, €89 million of new restructuring plans and adjustments to previous plans accounted for in restructuring and €32 million in discontinued activities. In addition, a finance cost of €11 million was recorded in other financial income (loss) for the amount related to reversing the discount element included in provisions

For 2004, total restructuring costs were €306 million relating to new restructuring plans and adjustments to previous plans. €18 million were booked in discontinued activities. In addition, a finance cost of €10 million was recorded in other financial income (loss) for the amount related to reversing the discount element included in provisions.

(d) Restructuring costs

(in millions of euros)	2006	2005	2004
Social costs	(100)	(101)	(212)
Valuation allowances or write–offs of assets(1)	(470)	11	—
Other monetary costs	(137)	11	(101)
Total restructuring costs	(707)	(79)	(313)
(1) For 2006, mainly related to the discontinuance of some product lines following the merger with Lucent and the acquisition of Nortel’s UMTS technologies (refer to Notes 3 and 13).

Note 28 - Market–related exposures

The Group has a centralized treasury management in order to minimize the Group’s exposure to market risks, including interest rate risk, foreign exchange risk, and counterparty risk. The Group uses derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates.

Alcatel–Lucent’s debt is issued in euros and in US dollars. Interest rate derivatives are used primarily to convert fixed rate debt into floating rate debt.

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

FORM 20-F 2006     Alcatel-Lucent – F-95

Back to Contents

A — Interest rate risk

Derivative financial instruments held at December 31, 2006 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2006, 2005 and 2004, outstanding interest rate derivatives have the following characteristics:

(a)

Outstanding interest rate derivatives at December 31

• Analysis by type and maturity date

(in millions of euros)	2006					2005		2004
	Contract notional amounts Maturity date			Total	Market value	Total	Market value	Total	Market value
	Less than one year	1 to 5 years	After 5 years
Interest rate swaps
Pay fixed rate	2,342	5,519	81	7,942	(25)	5,609	(10)	4,088	27
Pay floating rate	2,388	7,311	478	10,177	54	8,124	118	7,285	149
Caps
Buy	1,439	76	—	1,515	3	2,546	12	3,729	13
Sell	1,439	76	—	1,515	(3)	2,419	(12)	2,971	(11)
Floors
Buy	—	—	—	—	—	—	—	367	2
Sell	—	—	—	—	—	—	—	367	(2)
Forward rate agreements
Buy	—	—	—	—	—	—	—	—	—
Sell	—	—	—	—	—	—	—	—	—
Options on interest rate swaps U.S.$Libor
Buy	—	—	—	—	—	212	2	—	—
Sell	—	—	—	—	—	212	(2)	—	—
Total market value	—	—	—	—	29		108		178

• Analysis by accounting category

(in millions of euros)	Market value
	2006	2005	2004
Fair value hedges	26	78	146
Cash flow hedge	—	—	—
Instruments not qualifying for hedge accounting	3	30	32
TOTAL	29	108	178

(b)

Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial assets and liabilities and related hedging instruments, would decrease interest expense by €5 million for 2006 (€14 million for 2005 and €14 million for 2004).

Interest rate sensitivity in terms of mark–to–market

An increase of 1% in the interest rate curve, applied to financial debt and related hedging instruments, would have a positive impact of €451 million on the market value of the financial debt for 2006 (€53 million for 2005 and €50 million for 2004).

FORM 20-F 2006     Alcatel-Lucent – F-96

Back to Contents

B — Currency risk

(a)

Outstanding currency derivatives at December 31

• Analysis by type and currency

(in millions of euros)	2006					2005		2004
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Buy/Lend foreign currency
Forward exchange contracts	825	63	716	1,604	(18)	1,785	31	1,722	(37)
Short–term exchange swaps	—	—	—	—	—	589	4	132	(2)
Cross currency swaps	564	128	371	1,063	(19)	—	—	—	—
Currency option contracts:
— Buy call	677	129	314	1,120	5	590	18	1,406	18
— Sell put	704	75	2,560	3,339	(35)	1 387	(19)	2,653	(72)
TOTAL	2,770	395	3,961	7,126	(67)	4,351	34	5,913	(93)
Sell/Borrow foreign currency
Forward exchange contracts	2,166	102	376	2,644	30	2,107	(58)	2,924	177
Short–term exchange swaps	892	112	279	1,283	20	1,385	(16)	385	5
Cross currency swaps	—	—	—	—	—	—	—	—	—
Currency option contracts:
— Sell call	584	4	323	911	(4)	414	(15)	1,455	(17)
— Buy put	1,552	4	2,667	4,223	52	1,774	26	3,032	86
TOTAL	5,194	222	3,645	9,061	98	5,680	(63)	7,796	251
Total market value					31		(29)		158

• Analysis by type and maturity

(in millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total
Buy/Lend
Forward exchange contracts	1,604	—	—	1,604
Short–term exchange swaps	1,063	—	—	1,063
Cross currency swaps	—	—	—	—
Currency option contracts:
— Buy call	1,120	—	—	1,120
— Sell put	2,275	1,064	—	3,339
TOTAL	6,062	1,064	—	7,126

FORM 20-F 2006     Alcatel-Lucent – F-97

Back to Contents

(in millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total
Sell/Borrow
Forward exchange contracts	2,643	1	—	2,644
Short–term exchange swaps	1,283	—	—	1,283
Cross currency swaps	—	—	—	—
Currency option contracts:
— Buy call	911	—	—	911
— Sell put	3,132	1 091	—	4,223
TOTAL	7,969	1,091	—	9,061

• Analysis by accounting category

(in millions of euros)	Market value
	2006	2005	2004
Fair value hedges	18	(37)	113
Cash flow hedge	3	(3)	—
Hedges of net investments	—	—	—
Instruments not qualifying for hedge accounting	10	11	45
TOTAL	31	(29)	158

(b)

Reclassification to income statement of gains or losses on hedges of forecast transactions that were originally recognized in equity

(in millions of euros)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2004	0
Changes in fair value	2
Reclassification of gains or losses to income statement	–
Cash flow hedges accounted for in shareholders’ equity at December 31, 2005	2
Changes in fair value	(5)
Reclassification of gains or losses to income statement	(2)
CASH FLOW HEDGES ACCOUNTED FOR IN SHAREHOLDERS’ EQUITY AT DECEMBER 31, 2006	(5)

Changes in the fair values of cash flow hedges accounted for in shareholders’ equity at December 31, 2006 are expected to be reclassified to the income statement for €(5) million in 2007.

C — Stock market risk

Alcatel–Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel–Lucent, subsidiaries may make equity investments in selected companies.

Warrants:

In connection with a Lucent shareholder lawsuit settlement, Lucent issued warrants to purchase 200 million shares of their common stock during December 2004, of which 199 million were outstanding as of December 31, 2006. The warrants have an exercise price of $2.75 per share, gives right to 0.1952 ADSs (American Depositary Shares) Alcatel–Lucent and expire on December 10, 2007.

FORM 20-F 2006     Alcatel-Lucent – F-98

Back to Contents

Note 29 - Customers’ deposits and advances

(in millions of euros)	2006	2005	2004
Advance payments received on construction contracts	122	704	448
Other deposits and advances received from customers	656	440	525
Total customers’ deposits and advances	778	1,144	973
Of which:
Portion due within one year(1)	636	961	—
Portion due after one year(1)	142	183	—
(1) Data is not available for 2004.

Note 30 - Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(in millions of euros)	Q4 2006	2006	2005	2004
Net income (loss) attributable to the equity holders of the parent	(615)	(176)	930	576
Minority interests	2	45	41	69
Adjustments:
— Depreciation and amortization of tangible and intangible assets	236	631	520	487
Of which impact of capitalized development costs	77	277	233	183
— Impairment of intangibles	141	141	—	88
— Changes in pension obligations, net	(40)	(51)	(49)	(38)
— Provisions, impairment losses and fair value changes	804	516	(475)	(534)
— Net (gain) loss on disposal of assets	(62)	(134)	(310)	(137)
— Share in net income (losses) of equity affiliates (net of dividends received)	5	(8)	29	81
— (Income) loss from discontinued operations	(85)	(159)	(110)	(214)
— Finance costs	33	98	93	108
— Share–based payments	17	63	67	58
— Taxes and related reduction of goodwill	(97)	(37)	146	34
Sub–total of adjustments	952	1,060	(89)	(67)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL, INTEREST AND TAXES	339	929	882	578

FORM 20-F 2006     Alcatel-Lucent – F-99

Back to Contents

Note 31 - Contractual obligations and disclosures related to off balance sheet commitments

(a) Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2006. Amounts related to financial debt and finance lease obligations are fully reflected in the consolidated balance sheet.

(in millions of euros)	Maturity date
Contractual cash obligations	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Financial debt (excluding finance leases)	1,109	1,053	935	3,060	6,157
Finance lease obligations	52	—	—	—	52
Equity component of convertible bonds	218	—	105	543	866
Sub–total — included in balance sheet	1,379	1,053	1,040	3,603	7,075
Finance costs on financial debt(1)	333	554	438	1,857	3,182
Operating leases	261	401	307	518	1,487
Commitments to purchase fixed assets	40	35			75
Other unconditional purchase obligations(2)	503	131	4	—	638
Commitments of discontinued activities(3)	9	12	8	12	41
Sub–total — Commitments	1,146	1,133	757	2,397	5,423

(1) To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24. If debentures are not redeemed at the put dates, this will represent an additional finance cost of approximately €1,010 million.

(2) Other unconditional purchase obligations result mainly from obligations under multi–year supply contracts linked to the sale of businesses to third parties.

(3) Commitments of discontinued activities correspond to operating leases for a total amount of €39 million and other unconditional purchase obligations for an amount of €2 million held by entities to be disposed of or contributed to Thales (see Note 3).

(b) Off balance sheet commitments

Off balance sheet commitments of the Group were primarily as follows:

•

certain guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions);

•

guarantee relating to the maximum intra–day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

•

guarantees given under securitization programs or on sale of receivables (see description below).

Guarantees given in the normal course of the Group’s business are presented below.

For guarantees given for contract performance, only those granted by financial institutions are presented below.

(in millions of euros)	2006	2005	2004
Guarantees given on contracts performed by consolidated subsidiaries or by non–consolidated subsidiaries	1,454	2,034	1,742
Discounted notes receivable and other	8	—	5
Other contingent commitments	782	624	793
Commitments of discontinued activities	794	—	—
Sub–total — Contingent commitments	3,038	2,658	2,540
Debt security interests granted and other debt guarantees	60	97	156
Guarantees on cash pooling	579	639	605
TOTAL	3,677	3,394	3,301

FORM 20-F 2006     Alcatel-Lucent – F-100

Back to Contents

• Contingent commitments at December 31, 2006

(in millions of euros)	Maturity date
Contingent commitments	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Guarantees on Group contracts(1)	906	248	44	66	1,264
Guarantees on third party contracts	137	33	10	10	190
Discounted notes receivable and other	8	—	—	—	8
Other contingent commitments	267	299	40	176	782
Commitments of discontinued activities(2)	413	96	77	208	794
TOTAL	1,731	676	171	460	3,038
Counter guarantees received	176	14	3	1	167
Of which related to discontinued activities	27	—	—	—	27
(1) Reflected in balance sheet					147

 (2) Commitments of discontinued activities correspond to guarantees on third party contracts for a total amount of €780 million and other contingent commitments for an amount of €14 million held by entities to be disposed of or contributed to Thales (see Note 3).

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

Commitments related to product warranties, pension and end–of–career indemnities are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group construction contracts. For more information concerning contingencies, see Note 34.

Guarantees given on Group construction contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in the table “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2006” of this note). Alcatel–Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel–Lucent will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the caption “provisions” (see Note 27) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “* Reflected in balance sheet”.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above–mentioned “Guarantees on Group contracts” as long as the legal release of the guarantee has not been obtained.

Additionally, most of the performance guarantees given to Group customers are insured. The evaluation of risk related to guarantees takes into account the insurance proceeds that may be received in case of a claim.

Guarantees given on third party construction contracts could contingently require the Group to make payments to the guaranteed party based on a non–consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was €2 million at December 31, 2006 (€2 million at December 31, 2005 and €3 million at December 31, 2004).

Alcatel–Lucent licenses to its customers software and rights to use intellectual property that might provide the licensees with an indemnification against any liability arising from third–party claims of patent, copyright or trademark infringement. Lucent cannot determine the maximum amount of losses that Lucent could incur under this type of indemnification, because Lucent often may not have enough information about the nature and scope of an infringement claim until it has been submitted.

Alcatel–Lucent indemnifies its directors and certain of its current and former officers for third–party claims alleging certain breaches of their fiduciary duties as directors or officers. Certain costs incurred for providing such indemnification may be recovered under various insurance policies. Lucent is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these exposures are not capped and due to the conditional nature of its obligations and the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on its business, financial condition, results of operations or cash flows.

FORM 20-F 2006     Alcatel-Lucent – F-101

Back to Contents

• Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2006

(In millions of euros)	Maturity date				Total	Total of the balance sheet caption	% of the balance sheet caption
Guarantees on borrowings and advance payments received	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Security interests granted	7	—	—	4	11
Other guarantees given	29	3	2	15	49
TOTAL	36	3	2	19	60
Net book value of assets given in guarantee:
— intangible assets	—	—	—	—	—	5,347	—
— tangible assets	7	—	—	—	7	2,026	0.35%
— financial assets	—	—	—	4	4	803	0.50%
— inventories and work in progress	—		—	—	—	2,259	—
TOTAL	7	–	–	4	11	10,435	0.11%

• Guarantee on cash pooling

Not included in the preceding table is a guarantee granted to the banks that implement the Group cash pooling. This guarantee covers the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel–Lucent Central Treasury’s accounts and the Group subsidiaries’ accounts. At December 31, 2006, this guarantee was valued at €579 million (€639 million at December 31, 2005 and €605 million at December 31, 2004).

Specific commitments of former Alcatel

• Sale of carry–back receivable

In May 2002, Alcatel sold to a credit institution a carry–back receivable with a face value of €200 million resulting from Alcatel–Lucent’s decision to carry back 2001 tax losses. This receivable is kept in the consolidated balance sheet with the contra entry in financial debt because of the Group’s ability to recover this receivable before its maturity date.

Alcatel–Lucent is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

• Securitization of customer receivables

In December 2003, Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over–collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with SIC 12.. This program was temporarily frozen in December 2006, and the balance of receivables sold at December 2006 was therefore zero. Receivables sold in previous years that amounted to €61 million at December 31, 2005 and €82 million at December 31, 2004 were maintained in the consolidated balance sheet. The December 2006 freeze has therefore no impact on the Group’s balance sheet.

At December 31, 2006, the maximum amount of receivables that could be sold amounted to €150 million (€150 million at December 31, 2005 and €150 million at December 31, 2004), representing a credit line available to the Group. This amount can be increased to €250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.

Specific commitments of Lucent

Lucent’s Separation Agreements

Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, Agere Systems and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Lucent is not aware of any material liabilities to its former affiliates as a result of the separation agreements that are not otherwise reflected in its unaudited consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

Lucent’s Other Commitments

Contract Manufacturers

Lucent has outsourced most of its manufacturing operations to electronic manufacturing service (EMS) providers. Two EMS providers supply most of Lucent designed wireless and wireline products. Celestica has the exclusive right to manufacture and provide most of Lucent’s existing wireless products. Solectron Corporation consolidates the outsourced manufacturing of Lucent’s portfolio of wireline products. The agreements with Celestica and Solectron are for a minimum of three years, with no right to terminate for convenience. Lucent is generally not committed to unconditional purchase obligations in these contract–manufacturing relationships. However, there is exposure to short–term purchase commitments when they occur within the contract manufacturers’ lead–time for specific products or raw materials. These commitments were $309 million as of December 31, 2006. Sudden and significant changes in forecasted demand requirements within the lead–time of those products or raw materials could adversely affect Lucent’s results of operations and cash flows.

FORM 20-F 2006     Alcatel-Lucent – F-102

Back to Contents

Lucent’s guarantees and Indemnification Agreements

Lucent divested certain businesses and assets through sales to third–party purchasers and spin–offs to its common shareowners. In connection with these transactions, certain direct or indirect indemnifications are provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The time durations of such indemnifications vary but are standard for transactions of this nature.

Lucent remains secondarily liable for approximately $162 million of lease obligations as of December 31, 2006, that were assigned to Avaya, Agere and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 14 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and have not reserved for losses on this form of guarantee.

Lucent is party to a tax–sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Lucent has similar agreements with Avaya and Agere. Certain tax adjustments have been proposed or assessed subject to these tax–sharing agreements. The outcome of these other matters is not expected to have a material adverse effect on Lucent’s consolidated results of operations, consolidated financial position or near–term liquidity.

Note 32 - Related party transactions

To the Group’s knowledge, the only shareholders holding more than 5% of the parent company’s share capital are Brandes Investment Partners LP and Fidelity.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2006, 2005 and 2004 were as below:

Related parties  are mainly:

- shareholders of Alcatel-Lucent SA,

- share of the transactions of jointly controlled entities (consolidated using proportionate consolidation) related to other venturers,

- investments in associates (accounts for using equity method),

- non consolidated entities,

- key management personnel.

(in millions of euros)	2006	2005	2004
Revenues
Non–consolidated affiliates	39	44	42
— Joint ventures	—	—	—
— Equity affiliates	27	9	11
Cost of sales
— Non–consolidated affiliates	(41)	(48)	(67)
— Joint ventures	(128)	(145)	(120)
— Equity affiliates	(38)	(23)	(4)
Research and development costs
— Non–consolidated affiliates	(7)	(7)	(5)
— Joint ventures	(17)	(36)	(41)
— Equity affiliates	(4)	(3)	—

FORM 20-F 2006     Alcatel-Lucent – F-103

Back to Contents

Outstanding balances arising from related party transactions at December 31, 2006, 2005 and 2004 were as follows:

(in millions of euros)	2006	2005	2004
Other assets
— Non–consolidated affiliates	31	21	41
— Joint ventures	2	30	35
— Equity affiliates	24	29	14
— Valuation allowances	(12)	(20)	(6)
Other liabilities
— Non–consolidated affiliates	(10)	(22)	(20)
— Joint ventures	(17)	(50)	(18)
— Equity affiliates	(23)	(32)	(15)
Cash (financial debt), net
— Non–consolidated affiliates	(1)	—	(11)
— Joint ventures	(60)	(11)	15
— Equity affiliates	(30)	(38)	(31)

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2006, 2005 and 2004, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:

Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year

(in millions of euros)	2006	2005	2004
Short–term benefits
Fixed remuneration	7	7	7
Variable remuneration(1)	5	7	4
Directors’ fees	1	1	1
Employer’s social security contributions	5	4	4
Termination benefits and retirement indemnities	7	5	—
Other benefits
Post–employment benefits	6	5	4
Share–based payments (stock option plans)	4	5	5
TOTAL	35	34	25
(1) Variable remuneration includes retention bonuses.

Note 33 - Payroll and staff training rights

(in millions of euros)	2006	2005	2004
Wages and salaries (including social security/pension costs)	3,392	3,702	3,740

The law of May 4, 2004 in France provides French company employees with the right to receive individual training of at least 20 hours per year that can be accumulated over six years. Rights related to terminated or dismissed employees exercised during the notice period and rights exercised by employees considered as not adapted to the needs of their employer or not professional in nature, are assimilated to short and long–term employee benefits as defined in IAS 19 and have been provided for accordingly. All other rights are accounted for as incurred, as the employer expects to receive an amount of economic benefits from the training to be taken, greater than the costs to be incurred to settle the present obligation.

Accumulated individual staff training rights were 652,811 hours at December 31, 2006 (601,179 hours at December 31, 2005 and 312,400 hours at December 31, 2004). Rights exercised so far are not material.

FORM 20-F 2006     Alcatel-Lucent – F-104

Back to Contents

Note 34 - Contingencies

In addition to legal proceedings incidental to the conduct of its business (including employment–related collective actions in France and the U.S.) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel–Lucent is involved in the following legal proceedings:

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

The investigating magistrate has recently closed his judicial inquiry. Pursuant to his ruling of May 16, 2006, an ex–employee of Alcatel CIT and two of his supervisors, each of whom left the Group several years ago, will be brought before the criminal court of Evry for the overbilling that allegedly occurred in the transmission division. On the other hand, the judge ruled that there are no grounds for the prosecution of all the other suspects (three in the transmission division and seven in the switching division), which include Alcatel CIT. Alcatel CIT remains a party to the procedure as a plaintiff pursuant to its civil complaint. With respect to the procedure regarding a potential misappropriation of corporate funds at Alcatel CIT and Alcatel, the judge issued an order to dismiss on November 16, 2006, and this case is now over since neither the Prosecutor nor any party appealed such order.

Class A and Class O shareholders

Several purported class action lawsuits have been filed since May 2002 against Alcatel–Lucent and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for the former Optronics division’s products.

The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares (“ADS”) conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought by these lawsuits has not yet been specified.

The actions have been consolidated in the United States District Court, Southern District of New York. Alcatel filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint. This was filed, and fully briefed as of August 5, 2005. The parties are waiting for the judge’s decision.

Costa Rica

Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican Prosecutor’s and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary (“CIT ”) or other Alcatel subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state–owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel immediately commenced an investigation into this matter, which is ongoing.

In Costa Rica and other countries, Alcatel–Lucent’s subsidiaries retain consultants to assist with local operations and contracts. Alcatel–Lucent’s contracts with persons through whom Alcatel–Lucent deals locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, Alcatel–Lucent has a strict Statement of Business Principles (a copy of which is available on its web site, www.Alcatel–Lucent.com, under the heading “Business Ethics and Compliance”) that imposes the highest standards of legal and ethical conduct on its employees. Alcatel–Lucent rigorously enforces this Statement of Business Principles across the entire company and, when violations occur, Alcatel–Lucent takes prompt and appropriate action against the persons involved.

Alcatel terminated the employment of the then president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT. CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two ex-employees and certain local consultants, based on CIT’s suspicion of their complicity in an improper payment scheme and misappropriation of funds. The contracts with the local consultants were limited to the specific projects involved and are no longer in effect or have been terminated, and any payments due under those contracts have been suspended.

FORM 20-F 2006     Alcatel-Lucent – F-105

Back to Contents

Alcatel contacted the United States Securities and Exchange Commission and the United States Department of Justice and informed them that Alcatel–Lucent would cooperate fully in any inquiry or investigation into these matters. The SEC and the Department of Justice are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (FCPA) and the Federal Securities Laws. If the Department of Justice or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel–Lucent.

In connection with these allegations, on December 19, 2006, the Department of Justice indicted the former CIT employee on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and a second former employee, based on the same allegations contained in the previous indictment. That case is currently set for trial on July 9, 2007, in the Southern District of Florida.

Neither the Department of Justice nor the SEC has informed Alcatel–Lucent what action, if any, they will take against Alcatel–Lucent and its subsidiaries.

Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Prosecutor’s Office and ICE. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the harm to the reputation of ICE resulting from these events. On August 31, 2006, the Costa Rican Attorney General’s Office filed an amended complaint seeking compensation in the amount of $17.8 million for pecuniary damage caused generally to the Costa Rican people (“daño social”). Such amount is claimed on “provisional and prudential basis”, and it may therefore be modified in the future. The amount of damages sought by the lawsuit filed by ICE has not yet been specified. Alcatel–Lucent intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.

Alcatel–Lucent is unable to predict the outcome of these investigations and civil lawsuit and their effect on its business. If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period and fines or penalties may be imposed on CIT, in an amount which Alcatel–Lucent is not able to determine at this time. Alcatel–Lucent expects to generate approximately €16 million in revenue from Costa Rican contracts in 2007. Based on the amount of revenue expected from these contracts, Alcatel–Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel–Lucent as whole. However, these events may have a negative impact on the image of Alcatel–Lucent in Latin America.

Taiwan

Certain employees of Taisel, a Taiwanese subsidiary of Alcatel-Lucent, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel, a German subsidiary of Alcatel–Lucent involved in the Taiwan Railway contract and Siemens Taiwan, and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, Alcatel commenced and is continuing an investigation into this matter. Alcatel terminated the former president of Taisel. A director of international sales and marketing development of the German subsidiary resigned.

On February 21, 2005, the former president of Taisel, Taisel and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act.

The prosecutor has filed an appeal with the Taipei court of appeals. Should the higher court find Taisel guilty of the bid–rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel, in an amount not to exceed €25,000.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

The SEC and the Department of Justice are also looking into these allegations in conjuction with their investigation relating to the allegations in Costa Rica.

As a group, Alcatel–Lucent expects to generate €148 million of revenue from Taiwanese contracts in 2007, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel–Lucent does not believe a loss of business in Taiwan would have a material adverse effect on Alcatel–Lucent as a whole.

Kenya

As part of their investigation regarding Costa Rica, the SEC and the Department of Justice have asked Alcatel–Lucent to look into payments made by CIT to a consultant arising out of a supply contract between CIT and a privately–owned company in Kenya. Alcatel–Lucent is cooperating with the U.S. authorities and is looking into those payments as requested.

FORM 20-F 2006     Alcatel-Lucent – F-106

Back to Contents

Former Lucent’s Securities and Related Cases

On April 3, 2006, a putative class action entitled Resnick v. Lucent Technologies Inc., et al was filed against Lucent and members of Lucent’s board of directors in the Superior Court of New Jersey, Law Division, Union County. The named plaintiffs proposed to represent a class of Lucent shareowners and claimed that, among other things, the proposed merger with Alcatel was the product of breaches of duty by Lucent’s board of directors in that they allegedly failed to maximize shareowner value in the transaction. On May 12, 2006, a second putative class action entitled AR Maley Trust v. Lucent Technologies Inc., et al was filed against Lucent and members of Lucent’s board of directors in the United States District Court for the Southern District of New York. The named plaintiff proposed to represent a class of Lucent’s shareowners and claimed that, among other things, Lucent and the directors breached their fiduciary duties by allegedly failing to maximize shareowner value in the transaction. Along with other relief, both the Resnick and AR Maley Trust complaints sought an injunction against the closing of the proposed merger. On September 6, 2006, Lucent reached a tentative settlement of these actions. The settlement is subject to customary conditions including court approval. The settlement does not require any payment to class members but requires a payment of $250,000 for plaintiff’s counsel. On February 26, 2007 the court approved the settlement of these actions.

Government Investigations related to Lucent

In August 2003, the U.S. Department of Justice (DOJ) and the SEC informed Lucent that they had each commenced an investigation into possible violations of the Foreign Corrupt Practices Act (FCPA) with respect to Lucent’s operations in Saudi Arabia. These investigations followed allegations made by National Group for Communications and Computers Ltd. (NGC) in an action filed against Lucent on August 8, 2003, which is described below. In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent is cooperating with those agencies. Lucent believes these incidents and deficiencies did not have a material effect on its results of operations. However, Lucent cannot determine whether this continuing investigation will affect its future business operations in China. The investigation is continuing with respect to both China and Saudi Arabia.

During September 2006, Lucent received a Wells notice relating to this investigation of its operations in China under the FCPA. Lucent responded to the Wells notice via a written submission to the SEC staff and is continuing discussions with the SEC staff in an effort to resolve the matter.

In May 2005, Lucent received subpoenas on two different matters, requesting specific documents and records. One of the subpoenas relates to a DOJ investigation of potential antitrust and other violations by various participants in connection with the United States government’s E–Rate program. The subpoena requires Lucent to produce documents before a grand jury of the U.S. District Court in Georgia. The second subpoena was from the Office of Inspector General, U.S. General Services Administration and relates to a federal investigation into certain sales to the federal government of telecommunications equipment and related maintenance services. During April 2006, the California Department of Justice served Lucent with discovery requests related to sales to California governmental agencies of telecommunications equipment and related maintenance services. It is too early for Lucent to determine whether any of these matters will have a material effect on Lucent business, financial position, results of operations or cash flows.

Lucent’s Employment and Benefits Related Cases

Lucent has implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions have led to the filing of cases against Lucent and may lead to the filing of additional cases. Purported class action lawsuits have been filed against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced Lucent future pension obligations by approximately $400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that Lucent wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies. This case has been dismissed by the court, but the dismissal has been appealed to a higher court and that appeal is pending. Another such case, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits.

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery is underway.

The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys fees and costs. The case is stayed pending the disposition of an appeal raising similar issues in another case before the applicable appellate court.

FORM 20-F 2006     Alcatel-Lucent – F-107

Back to Contents

Lucent’s Intellectual Property Cases

Lucent is a defendant in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against its customers in connection with products Lucent have provided to them.

Lucent’s other litigations

Winstar

Lucent is a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately $60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately $190 million plus interest. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately $244 million, plus statutory interest and other costs. As a result, Lucent has recognized a $290 million charge (including related interest and other costs of approximately $46 million) as of December 31, 2006. In addition, $311 million of cash was used to collateralize a letter of credit that was issued during the second quarter of fiscal 2006 in connection with this matter. This judgment is under appeal with the U.S. District Court for the District of Delaware. Additional charges for post–judgment interest will be recognized in subsequent periods until this matter is resolved. Lucent is required to renew the letter of credit in April 2007, which may require recollateralization.

NGC

On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against Lucent, certain former officers and employees, Lucent subsidiary, Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving Lucent, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of $63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent that are the subject of a separate case that NGC previously filed against Lucent in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. On March 1, 2006, the District Court in New York granted Lucent motion to dismiss the case in its entirety. NGC has filed a notice of appeal. Some of the claims brought by NGC in the New Jersey action have been dismissed, but that case and the other claims in Saudi Arabia are still pending.

Effect of the various investigations and procedures

Alcatel–Lucent reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally. Alcatel–Lucent will cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.

Although it is not possible at this stage of these proceedings to predict the outcome with any degree of certainty, Alcatel–Lucent believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position or its income (loss) from operating activities. Alcatel–Lucent is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income (loss) or the assets of Alcatel–Lucent or the Group.

FORM 20-F 2006     Alcatel-Lucent – F-108

Back to Contents

Note 35 - Events after the balance sheet date

At the Extraordinary General Shareholders Meeting of January 5, 2007, Thales shareholders approved the resolutions relative to the contribution of Alcatel-Lucent’s transportation and security activities to Thales. This Meeting brings to a close the first phase of the agreement signed with Alcatel-Lucent in December 2006. A second phase, regarding the acquisition in cash of Alcatel-Lucent’s space activities, should be finalized during the first half of 2007, subject to approval by the European Commission.

There were no other events, favorable or unfavorable, that occurred between the balance sheet date and February 8, 2007, the date when the Board of Directors authorized the consolidated financial statements for issue. However, the consolidated financial statements will only be final once approved by the Annual Shareholders’ Meeting.

Note 36 -Main consolidated companies

Company	Country	% control	% interest	Consolidation method
Alcatel(2)(3)	France			Parent company
OPERATING COMPANIES(1)
Alcatel Australia Limited	Australia			Full consolidation
Alcatel Austria AG	Austria			Full consolidation
Alcatel Bell NV	Belgium			Full consolidation
Alcatel Business Systems S.A.	France			Full consolidation
Alcatel Canada Inc.	Canada			Full consolidation
Alcatel CIT	France			Full consolidation
Alcatel España S.A.	Spain			Full consolidation
Alcatel Indetel S.A. de CV	Mexico			Full consolidation
Alcatel Italia SpA	Italy			Full consolidation
Alcatel SEL AG	Germany			Full consolidation
Alcatel Shanghai Bell(c)	R.P.C.	50	50	Full consolidation
Alcatel Submarine Networks S.A.	France			Full consolidation
Alcatel Telecom Limited	U.K.			Full consolidation
Alcatel Telecom Nederland BV	The Netherlands			Full consolidation
Alcatel Telecommunicacoes SA	Brazil			Full consolidation
Alcatel USA Inc.	U.S.			Full consolidation
Alcatel Vacuum Technology France	France			Full consolidation
Alda Marine	France	51	51	Proportionate
Lucent Technologies Inc.	U.S.			Full consolidation
Lucent Technologies International Sales Ltd	Ireland			Full consolidation
Lucent Technologies Qinqdao Telecom System Ltd	China	51	51	Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc.	U.S.			Full consolidation
(1) Percentages of control and interest equal 100% unless otherwise specified. (2) Publicly traded. (3) Financial data for Alcatel-Lucent, as the parent company, are included in this business segment.

FORM 20-F 2006     Alcatel-Lucent – F-109

Back to Contents

Company	Country	% control	% interest	Consolidation method
HOLDINGS AND OTHER(3)
Aerospace, defence and IT&S
Thales (ex Thomson-CSF)(2)	France	12.8	9.5	Equity
Financial Holdings
Alcatel NV	The Netherlands			Full consolidation
Alcatel Participations	France			Full consolidation
Compagnie Financière Alcatel	France			Full consolidation
Coralec	France			Full consolidation
Florelec	France			Full consolidation
Lucent Technologies International Inc.	U.S.			Full consolidation
Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxembourg			Full consolidation
(1) Percentages of control and interest equal 100% unless otherwise specified. (2) Publicly traded. (3) Financial data for Alcatel-Lucent, as the parent company, are included in this business segment.

FORM 20-F 2006     Alcatel-Lucent – F-110

Back to Contents

Note 37 - Quarterly information (unaudited)

Consolidated income statements

2006 (in millions of euros)	Q1	Q2	Q3	Q4	Total
Revenues	2,655	2,863	2,893	3,871	12,282
Cost of sales	(1,705)	(1,861)	(1,879)	(2,767)	(8,212)
Gross profit	950	1,002	1,014	1,104	4,070
Administrative and selling expenses	(458)	(459)	(461)	(532)	(1,910)
Research and development costs	(337)	(327)	(332)	(470)	(1,466)
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	155	216	221	102	694
Restructuring costs	(23)	(4)	(19)	(661)	(707)
Impairment of capitalized development costs	-	-	-	(141)	(141)
Gain/(loss) on disposal of consolidated shares	-	-	15	-	15
Income (loss) from operating activities	132	212	217	(700)	(139)
Financial interest on gross financial debt	(54)	(50)	(53)	(84)	(241)
Financial interest on cash and cash equivalents	33	27	32	51	143
Finance costs	(21)	(23)	(21)	(33)	(98)
Other financial income (loss)	(21)	7	(41)	(57)	(112)
Share in net income (losses) of equity affiliates	5	16	6	(5)	22
Income before tax and discontinued operations	95	212	161	(795)	(327)
Reduction of goodwill related to realized unrecognized tax loss carry forwards	-	-	-	(5)	(5)
Income tax expense	(12)	(40)	(8)	102	42
Income (loss) from continuing operations	83	172	153	(698)	(290)
Income (loss) from discontinued operations	30	28	16	85	159
NET INCOME (LOSS)	113	200	169	(613)	(131)
Attributable to:
- Equity holders of the parent	104	180	155	(615)	(176)
- Minority interests	9	20	14	2	45
Net income (loss) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	0.08	0.13	0.11	(0.37)	(0.12)
- Diluted earnings per share	0.08	0.13	0.11	(0.37)	(0.12)
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share	0.06	0.11	0.10	(0.42)	(0.23)
- Diluted earnings per share	0.06	0.11	0.10	(0.42)	(0.23)
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share	0.02	0.02	0.01	0.05	0.11
- Diluted earnings per share	0.02	0.02	0.01	0.05	0.11

FORM 20-F 2006     Alcatel-Lucent – F-111

Back to Contents

2005 (in millions of euros)	Q1	Q2	Q3	Q4	Total
Revenues	2,180	2,647	2,871	3,521	11,219
Cost of sales	(1,343)	(1,660)	(1,840)	(2,242)	(7,085)
Gross profit	837	987	1,031	1,279	4,134
Administrative and selling expenses	(454)	(468)	(453)	(440)	(1,815)
Research and development costs	(306)	(305)	(335)	(352)	(1,298)
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	77	214	243	487	1,021
Restructuring costs	(10)	(23)	1	(47)	(79)
Gain/(loss) on disposal of consolidated shares	-	-	129	-	129
Income (loss) from operating activities	67	191	373	440	1,071
Financial interest on gross financial debt	(53)	(55)	(57)	(50)	(215)
Financial interest on cash and cash equivalents	24	36	32	30	122
Finance costs	(29)	(19)	(25)	(20)	(93)
Other financial income (loss)	48	26	(41)	10	43
Share in net income (losses) of equity affiliates	(1)	(22)	9	-	(14)
Income before tax and discontinued operations	85	176	316	430	1,007
Income tax expense	49	28	(108)	(115)	(146)
Income (loss) from continuing operations	134	204	208	315	861
Income (loss) from discontinued operations	2	4	64	40	110
NET INCOME (LOSS)	136	208	272	355	971
Attributable to:
- Equity holders of the parent	124	196	266	344	930
- Minority interests	12	12	6	11	41
Net income (loss) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	0.09	0.14	0.19	0.25	0.68
- Diluted earnings per share	0.09	0.14	0.19	0.25	0.68
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	0.09	0.14	0.14	0.22	0.60
- Diluted earnings per share	0.09	0.14	0.14	0.22	0.60
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share	-	-	0.05	0.03	0.08
- Diluted earnings per share	-	-	0.05	0.03	0.08

FORM 20-F 2006     Alcatel-Lucent – F-112

Back to Contents

Note 38 - Summary of differences between accounting principles followed by Alcatel-Lucent and U.S. GAAP

Alcatel-Lucent’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the EU (see Note 1) which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Differences that existed between generally accepted according principles in France (“French GAAP”), which was used before IFRS, will continue to exist in certain areas as a result of the transitional provisions applied under IFRS 1 even though an IFRS accounting policy may be the same, or similar, to that applied under U.S. GAAP.

Those differences which have a significant effect on the Group’s net result and equity for the financial year are as follows:

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

Under IFRS, these business combinations have not been restated to conform with IFRS 3 Business combinations (“IFRS 3”) requirements, as permitted by the exemption authorized by IFRS 1 § 13(a)) that we elected.

Under U.S. GAAP, the DSC, Genesys, Newbridge, Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method. TiMetra being a development stage-company when acquired, which did not meet the definition of a business as defined by EITF Issue No. 98-3 Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business, the difference between the fair value of net assets acquired and the purchase price was accounted for in operating expenses.

The purchase prices were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

(in millions)	Date of acquisition	Currency	Goodwill
DSC	1998	US$	2,613
Genesys	2000	US$	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	US$	138
Telera	2002	US$	47
TiMetra	2003	US$	114(1)

(1) As TiMetra did not meet the definition of a business as defined by EITF Issue No. 98-3 Determining Whether a Non-Monetary Transaction Involves Receipt of Productive Assets or of a Business, an amount of US$114 million, representing the excess of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed, was accounted for directly in the income statement as a loss. The fair value of the identifiable assets acquired was based upon an appraisal made by an external expert.

As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group (see Note 1c).

FORM 20-F 2006     Alcatel-Lucent – F-113

Back to Contents

Intangible assets and impairment

In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquistion dates were: US$256 million for DSC, US$59 million for Genesys, CAD694 million for Newbridge, GBP10 million for Kymata, US$8 million for Astral Point, US$27 million for Telera and US$40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three to seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

Allocation of the purchase price to in-process research and development projects related to business combinations accounted for using the french “pooling of interests” method and not restated in the IFRS opening balance sheet

DSC

In connection with the acquisition of DSC, the Group allocated US$1,096 million of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of US$1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (US$600 million), Switching (US$400million), and Transmission (US$96 million).

Newbridge

In connection with the acquisition of Newbridge, the Group allocated US$750 million of the purchase price to in-process research and development projects.

At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of US$750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (US$505 million) and Access (US$245 million).

Genesys

At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of US$100 million of the purchase price to the in-process research and development projects represented their estimated fair values.

TiMetra

At the acquisition date, TiMetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, TiMetra introduced its first product, for next generation carrier networks, designed to fit multiple applications. The allocation of US$5.5 million of the purchase price to the in-process research and development projects represented their estimated fair values.

Approximately US$42 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately US$9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.

Estimated total revenues from the acquired in-process technology were expected at the time of the acquisition to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel-Lucent.

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

Allocation of the purchase price to in-process research and development projects and other differences between IFRS and U.S. GAAP related to business combinations accounted for using the purchase method

As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group. All business combinations from January 1, 2004 onwards are accounted for using the purchase method.

Development expenditures that relate to an in-process research or development (“IPR&D”) project acquired in a business combination is recognized as an intangible asset separate from goodwill under IFRS and U.S. GAAP.

Under U.S. GAAP (FASB Interpretation No. 4 Applicability of FASB Statement No. 2 to Business Combinations Accounted For by the Purchase Method, an Interpretation of FASB Statement No. 2), at the date the combination is consummated, all costs assigned to activities to be used in research and development are charged to expense unless the assets have alternative future uses. Therefore IPR&D identified in a business combination and accounted for as intangible assets apart from goodwill is fully written-off once the business combination is consummated.

FORM 20-F 2006     Alcatel-Lucent – F-114

Back to Contents

On the other hand, under IFRS, expenditures related to IPR&D accounted for as an asset in a business combination are considered indefinite-lived until the completion or abandonment of the associated research and development efforts, at which point the useful life of this asset will be determined and the amortization will begin or the impairment booked.

The main IPR&D concerned are related to the following business combinations: Spatial Wireless in 2004, Native Networks in 2005 and Lucent Technologies and Nortel Networks in 2006.

Spatial

At the acquisition time, Spatial Wireless was developing a UMTS («Universal Mobile Telecommunications System») project qualified as in-process research and development project. This UMTS project, represents a major engineering effort to integrate UMTS and support for Wi-Fi handset access into the Alcatel’s wireless Softswitch technology. The allocation of the purchase price to the in-process research and development projects was estimated at US$10 million at the end of 2004 and subsequently valued at US$14.5 million in 2005 during the allocation period.

Approximately US$4 million had been spent since June 2003 on this in-process research and development project as of the acquisition date. Management estimated that the aforementioned project was approximately 80% complete, therefore, costs to complete the project were estimated at approximately US$1 million over 5 months following the acquisition.

Estimated total revenues from the acquired in-process technology were expected at the acquisition date to peak in 2006 to 2010 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel-Lucent.

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

Lucent Technologies

There are differences between IFRS and U.S. GAAP in determining the fair value of shares used as consideration in a business combination. Under IFRS, the fair value is measured as of the date of the exchange – the date on which the acquirer obtains control over the acquiree’s net assets and operations. Under U.S. GAAP according to EITF Issue No. 99-12 Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the fair value is measured over a reasonable period of time before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. As a result, there are differences in the fair value of the ADR’s, warrants and share-based awards issued in connection with the acquisition of Lucent. In addition, under IFRS, the fair value of debt conversion features is also considered as part of the purchase price as these features need to be bifurcated from the host security and recognized in equity.

Attached is an analysis of the purchase price of Lucent under IFRS and U.S. GAAP and the components to which the differences were allocated to.

IFRS – U.S. GAAP Reconciliations (in millions of US$)

Differences due to different measurement date:	IFRS	U.S. GAAP	Difference
ADRs	11,758	13,927	2,169
Warrants	46	125	79
Share-based awards	175	291	116
Subtotal	11,979	14,343	2,364
Fair value of debt conversion feature	1,005	-	(1,005)
Transaction costs	53	53	-
Total consideration	13,037	14,396	1,359

FORM 20-F 2006     Alcatel-Lucent – F-115

Back to Contents

Differences allocated to:	Pre-tax	Tax	After tax
In process research and development(1)	-	226	226
Debt conversion features(2)	(1,005)	391	(614)
Asset ceiling(3)	2,286	-	2,286
Goodwill	(607)	-	(607)
Other	68	-	68
TOTAL	742	617	1,359

(1) Under U.S. GAAP, according to EITF Issue No. 96-7. Accounting the Deferred Taxes on In Process Research and Development Acquired in a Purchase Business Combination, no deferred taxes have been provided on IPR&D.

(2) Refer to Note 38i.

(3) Refer to Note 38f.

A detailed presentation of the purchase price allocation of Lucent’s business combination under U.S. GAAP is presented in Note 41 (1) below.

The allocation of the in process research and development (IPR&D) by activities is as follows:

(in millions of currencies)	Fair values
	US$	€
Bell Laboratories	381	288
Mobility Access Solutions	97	73
Multimedia Network Solutions	97	74
Application Solutions	6	5
TOTAL	581	440

At the acquisition date, Lucent was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies for the telecommunication equipment market. The nature of the efforts to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements.

The Group’s methodology used to allocate the purchase price to IPR&D is determined through established valuation techniques. The income approach was the primary valuation method employed, which discounts expected future cash flows related to the projects to present value. The discount rates used in the present value calculations are typically based on a weighted-average cost of capital analysis, venture capital surveys and other sources where appropriate. Adjustments were made to reflect the inherent risk of the developmental assets. The cost approach also was employed in selective cases of IPR&D, which entails estimating the cost to re-create the asset. We consider the pricing models related to the acquisition to be standard within the telecommunications industry.

The key assumptions employed in both approaches consist primarily of an expected completion date for the in-process projects; estimated costs to complete the projects; revenue and expense projections; and discount rates based on the risks associated with the development lifecycle of the in-process technology acquired. We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

The acquisition of Lucent Technologies resulted in the allocation of US$581 million of the purchase price to IPR&D. IPR&D was expensed under U.S. GAAP upon acquisition because no future alternative uses exist. Under IFRS, out of the $581 million, an impairment charge of US$93 million was accounted for as restructuring costs in December 2006 in connection with the discontinuance of certain product lines. The development of these technologies remains a significant risk due to the remaining efforts to achieve technological feasibility, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

FORM 20-F 2006     Alcatel-Lucent – F-116

Back to Contents

A brief description of the subject IPR&D technology by business unit follows.

Bell Labs – The IPR&D efforts of Bell Laboratories (“Bell Labs”) were valued at the estimated cost to recreate the assets at time of the acquisition. The projects represent short-term and long-term applied research pursuits in broad array of technological disciplines across Bell Labs’ organizational groups. Projects with expected commercial application include development of:

•

wireless network modeling;

•

WiMax technology;

•

voice-over-IP technologies;

•

CDMA security;

•

nanostructure devices;

•

converged data-optical networks;

•

quantum computing;

•

4G technology evolution.

Approximately US$320 million was incurred on in-process R&D projects as of the acquisition date. Expected completion dates range from 6 months to five years. The acquired in-process R&D excludes many basic research projects ongoing at Bell Labs due to the early stage of development and lack of reasonably reliable estimates regarding future economics.

Mobility Access Solutions – The major programs under development represents a combined development effort by the CDMA and UMTS product groups to upgrade core platform technologies, which are expected to facilitate the rollout of sophisticated IP-based service portfolios utilizing the IMS architecture. Approximately US$30 million had been spent on the R&D projects as of the acquisition date. Costs to complete the projects were estimated at approximately $52 million over the twelve to eighteen months following the acquisition. Discount rates applied to the projected cash flows were 16% to 20%.

Multimedia Networks Solutions – The major programs involved upgrading optical technologies and developing next-generation data networking products. Over $60 million had been spent on the R&D projects as of the acquisition date. Costs to complete the projects were estimated at approximately $100 million over the twelve to twenty-four months following the acquisition. The Application Solutions IPR&D cash flows were discounted at 15% to 22%.

Application Solutions – Development projects that qualified as In-Process R&D included several projects within the unit’s subscriber payment and data management solutions for mobile operators. Approximately US$1 million had been spent on the R&D projects as of the acquisition date. Costs to complete the projects were estimated at approximately $7 million over the twelve to eighteen months following the acquisition. The Application Solutions In-Process R&D cash flows were discounted at 20%.

Nortel Networks

Nortel has spent over US$1.0 billion in the past five years on the development of the UMTS technology assets. The technology is based on current standards and architectures and is designed to allow for future enhancements. Royalty rate data was reviewed for contemporary transactions in the Telecommunications Transmission Technology market and Wireless-related Protocol market. The relevant range of royalty rate was 4.0% to 6.0%.

For the analysis performed a royalty rate of 6.0% was considered appropriate to reflect the specific characteristics of the acquired UMTS technology. It should be noted that certain of the comparable transactions reviewed involved restricted licenses arrangements (limited geography, markets, etc.) that would underestimate true ownership value. Additionally, both Alcatel and Nortel management considered the Nortel UMTS technology as more mature and superior to the existing Alcatel/Lucent solution. The majority of the UMTS technology platform going forward at Alcatel-Lucent will be comprised of Nortel UMTS assets.

The acquired UMTS developed technology was expected to contribute meaningfully to revenue generation for approximately seven years. The technology may contribute to the forthcoming Long-Term Evolution (4G) products beyond seven years, but it was unclear at the valuation date what role, if any, the acquired assets will play. The resulting cash flows were discounted to present value using a rate of 18.0% based on the UMTS technology’s relative risk profile and position in its technology cycle. The present value associated with UMTS technology assets (including IPR&D) was €127 million.

In order to allocate this aggregate value to developed technology and IPR&D, the expected contribution to cash flows for the IPR&D was estimated and used as a factor for allocating its share of the total UMTS value. The remaining value was ascribed to the acquired developed technology and know how. The contribution of IPR&D was estimated based on the relative R&D costs incurred on the identified projects to the total R&D spent on the overall UMTS platform while in development at Nortel. UA 5.0 and UA 6.0 UMTS projects were identified as in-process at the valuation date. Nortel has spent approximately US$130 million to date on the current R&D projects. The UA 5.0 and UA6.0 IPR&D projects have incurred US$24.4 million and US$0.2 million in development expenses, respectively, in 2005. Expenses incurred in 2006 were US$102.7 million and US$2.1 million respectively.

UMTS development effort over the last five years can be characterized by a period of three years of development of base UMTS technology, followed by two years of higher value, differentiating product technology (including UA 5.0 and UA 6.0 technologies). As such UA 5.0 and UA 6.0 development expenses were value-adjusted to reflect their higher contribution to the overall technology platform than the base technology components. The combined value-adjusted R&D spend as of the valuation date was estimated at approximately US$188 million. Given an estimate of US$1.0 billion incurred on the UMTS technology platform since its inception, the IPR&D represented 18.8% of the total spend. IPR&D has therefore been valued at US$30.5 million (€24 million).

FORM 20-F 2006     Alcatel-Lucent – F-117

Back to Contents

Hedge of foreign currency risk in a business combination.

Nortel Networks

Under U.S. GAAP, it is not authorized to get hedge accounting in a hedge of foreign exchange risk related to a business combination. There is no such requirement under IFRS and IAS 39-AG 98 stipulates that a firm commitment to acquire a business in a business combination can be considered as a hedge item if related to foreign exchange risk. Acquisition price of Nortel’s UMTS technology assets acquired is therefore different under U.S. GAAP and IFRS. The difference representing an amount of €7 million has been accounted for as a financial loss in the U.S. GAAP statement of income.

Contribution of Space businesses by Alcatel and Alenia to two jointly controlled joint ventures

As described in Note 3 to the financial statements, on July 1, 2005, Alcatel and Finmeccanica announced the creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel holds 67% and Finmeccanica 33%) and Telespazio Holding (Finmeccanica holds 67% and Alcatel 33%). These joint ventures are jointly controlled, as defined by IAS 31 Joint Ventures and are therefore consolidated using the proportionate method of consolidation starting July 1, 2005.

Under IFRS, in accordance with the guidance provided by SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers, the recognition of any portion of a gain or loss from the transaction shall reflect the substance of the transaction. While the assets are retained by the joint venture, and provided the venturer has transferred the significant risks and rewards of ownership, the venturer shall recognise only that portion of the gain or loss that is attributable to the interests of the other venturers. Therefore a gain related to the contributed business was accounted for amounting to €129 million as of December 31, 2005.

Under U.S. GAAP, contributing assets to a joint venture does not usually result in the culmination of the earnings process. However, similar to the guidance in Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, when cash is paid to one of the joint venturers in order to balance the fair market value of assets contributed by each venturer, gain recognition is allowed insofar as such gain is limited to the lesser of the computed gain or the amount of cash received, provided the recipient has no refund or continuing support obligation. As indicated in Note 3, Alcatel received from Finmeccanica a payment of €109 million upon creation of the joint venture.

Further, the gain on contributed assets differs under U.S. GAAP from the gain accounted for under IFRS due to differences between the net book value of the contributed assets under both standards, mainly related to the amortization of goodwill (see Note 38b) and accounting treatment of pensions (see Note 38f). As a consequence of the above, the gain related to the contributed business accounted for under U.S. GAAP in 2005 amounts to €72 million.

(b) Amortization and impairment of goodwill

Under French GAAP, goodwill was generally amortized over its estimated life, not exceeding 20 years.

As business combinations consummated before January 1, 2004 were not restated in the opening IFRS balance sheet, accumulated amortization of goodwill as of December 31, 2004 accounted for in accordance with French GAAP was maintained in the IFRS consolidated financial statements.

From January 1, 2004 goodwill (including goodwill on equity method investments) are no longer amortized under IFRS but annually tested for impairment as prescribed by IFRS 3.

Beginning January 1, 2002, for the purpose of preparing the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 142 Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment). In the first step, the fair value of the reporting unit is compared to its book value, including goodwill. If the fair value of the reporting unit is less than its book value, a second step is performed which compares the implied value of the reporting unit’s goodwill to the carrying value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the reporting unit. If the implied value of the goodwill is less than its carrying value, the difference is recorded as an impairment. During 2002, material impairment losses were accounted for in accordance with SFAS 142 requirements. These impairments losses were related to some of the business combinations accounted for using French “pooling of interests” method described in Note 38a above.

Under IFRS, goodwill is allocated to “cash generating units” (defined as the smallest group of identifiable assets that generates cash inflows from continuing use largely independent of the cash inflows from other assets) or groups of “cash generating units”, which represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. In Alcatel-Lucent this level is similar to the reporting unit level as defined by SFAS 142. If the recoverable amount of the Group of cash generating units (including goodwill) is lower than its carrying amount, an impairment loss shall be accounted for to reduce the carrying amount of the assets of the Group of units to the recoverable amount, first in reducing the carrying amount of goodwill and then in reducing the carrying amounts of other assets.

The impairment losses accounted for under U.S. GAAP, mainly in 2002, were not accounted for under IFRS, as these impairment losses were partially related to business combinations in which no goodwill had been recorded under IFRS as indicated in Note 38a.

FORM 20-F 2006     Alcatel-Lucent – F-118

Back to Contents

As prescribed by paragraph 36 of SFAS 142 “When an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 32 and 33 shall be used to reassign assets and liabilities to the reporting units affected. However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach.”

The reorganization of the reporting structure that occurred following the merger of historical Alcatel with Lucent by itself did not require a specific goodwill impairment test. However, we have considered that an impairment test should be re-performed at year end under U.S. GAAP due to the adoption of a new reporting structure as under IFRS. Following this impairment test, no impairment has been accounted for under IFRS as under U.S. GAAP.

Additionally, goodwill on equity method investments is no longer amortized. However, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18 The Equity Method of Accounting for Investments in Common Stock (“APB 18”) .

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

(c) Capitalization of development expenses related to Research and development efforts

Under IFRS IAS 38 Intangible assets (“IAS 38”), expenses related to development phase of a research and development project shall be capitalized if certain criteria are met:

•

technical feasibility of completing the project so that it will be available for use or sale;

•

intention to complete the project;

•

ability to use or sell the intangible asset arising from the project,;

•

capacity to generate probable future economic benefits;

•

availability of adequate resources to complete the development; and

•

ability to measure the expenditures attributable to the project.

Under U.S. GAAP, software development costs would be similarly capitalized in accordance with SFAS No. 86 Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. However, in accordance with SFAS No. 2 Accounting for Research and Development Costs all other development costs shall be charged to expense when incurred.

(d) Liability recognition for certain employee termination benefits and other costs associated to restructuring plans such as anticipated termination of leases

The main difference between IFRS and U.S. GAAP relates to voluntary termination benefits. Under IAS 19 Employee benefits (“IAS 19”), benefits are recognized when the entity is demonstrably committed to providing those benefits. This definition differs from the requirements of SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, the liability is recognized when incurred (when the employee accepts the entity’s offer of voluntary termination of employment).

Another difference is related to the accounting method for onerous contracts. Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), an onerous contract is a contract in which the unavoidable costs of meeting its obligations exceed the economic benefits expected. We recognize the provisions as soon as it is determined that the costs will exceed the expected economic benefits. In the specific case of onerous operating lease the provision could be recognized before we cease to use the asset concerned. Under SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), a liability for a cost to terminate a contract before the end of its term shall be recognized at fair value when the entity terminates the contract. If the contract is an operating lease, the fair value of the liability shall be accounted for at the cease-use date.

In the context of a business combination, under IFRS, restructuring provisions are recognized as part of the acquired liabilities only if the acquiree has an existing liability at the acquisition date for a restructuring recognized in accordance with IAS 37. Under U.S. GAAP, and in accordance with EITF Issue 95-3 Recognition of Liabilities in Connection with a Purchase Business Combination (“EITF 95-3”), certain restructuring provisions of an acquiree may be recognized at the acquisition date if the following specific criteria are met. As of the acquisition date, management with the appropriate level of authority begins to assess and formulate a restructuring plan and such plan is completed as soon as possible after the acquisition date but no later than one year from the acquisition date. Also, the plan must specifically identify all required actions to be completed in sufficient detail by location and function and the actions required by such plan need to begin as soon as possible after the plan is finalized, and the period of time to complete the plan indicates that significant changes to the plan are not likely.

As of December 31, 2006, in accordance with EITF 95-3, no restructuring provision was recognized under U.S. GAAP as of the acquisition date, as some of the specific conditions defined by EITF 95-3 were not met. Particularly the condition related to the completeness of the assessment of which employees of Lucent will be involuntary terminated or relocated and the approval and commitment of Alcatel-Lucent to the different plans which are envisaged, were absent.

To the extent that the costs do not meet the criteria of EITF 95-3, the costs will be expensed in the period incurred. However, because of the nature of the integration plans and its estimated costs, it is not possible to provide an estimate of the costs that will be reported as expenses in the future.

FORM 20-F 2006     Alcatel-Lucent – F-119

Back to Contents

Prior to the consummation of the merger with Alcatel, Lucent had previously recognized certain severance liabilities under on-going benefit arrangements related to past services and accumulated, were likely to be paid and were reasonably estimated. These liabilities were eliminated in the purchase price allocation under IFRS and U.S. GAAP as they could no longer be reasonably estimated due to the merger and related restructuring actions contemplated to occur over time.

(e) Other comprehensive income

SFAS No. 130 Reporting Comprehensive Income (“SFAS 130”) requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources.

(f) Pension and post-retirement benefits other than pension plans

Prior to December 31, 2006, under U.S. GAAP, when the unfunded accumulated benefit obligation (“ABO”) (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, an additional minimum liability must be recognized in accordance with SFAS No. 87 Employers’ Accounting for Pensions. If this liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction of shareholders’ equity. Under IFRS (IAS 19), there is no such requirement.

Starting January 1, 2004, Alcatel has complied with IAS 19 (Employee Benefits). As a result, the actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that existed at January 1, 2004, were recorded in shareholders’ equity (see Note 1k). Under U.S. GAAP those actuarial gains and losses will be recognized over the expected average remaining working lives of the employees.

Similar differences exist for post-retirement benefits other than pensions granted to employees, primarily life insurance and health care, except that there is no requirement to recognize a minimum liability adjustment under SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”.

SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (“SFAS 158”) was adopted on December 31, 2006 as required for U.S. GAAP purposes. SFAS 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other post-retirement benefit plans and postemployment benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive loss in shareholders’ equity. Additional minimum liabilities and related intangible assets are also derecognized upon adoption of the new standard. Under IFRS, there is no such requirement.

Under IFRS, the amount of prepaid pension costs that can be recognized in the financial statements is limited to the sum of the cumulative unrecognized net actuarial losses and past service costs, the present value of available refunds from the benefit plans and reductions in future contributions to the plans. These limitations do not apply under U.S. GAAP.

(g) Share-based payment

Accounting for stock option plans under IFRS Share-Based Payment (“IFRS 2”) leads to recognition of a compensation expense. Equity-settled share based payments such as stock options plans are measured at fair value. Fair value is determined at the date of grant using an appropriate evaluation model (see Note 1w and Note 23e). Only options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles. Other stock options granted did not lead to recognition of a compensation expense.

Under U.S. GAAP, until January 1, 2006, Alcatel accounted for those plans under the recognition and measurement principles of APB Opinion No. 25 Accounting For Stock Issued To Employees (“APB 25”), and related interpretations. Stock-based employee compensation cost was reflected in net income based on the intrinsic value of the stock options granted.

Effective January 1, 2006, Alcatel adopted SFAS No 123(R) Share Based Payment (Revised) (“SFAS 123(R)”). Alcatel elected the modified prospective transition method, therefore, prior results were not restated. Under this method, SFAS 123(R) applies to new awards and to existing awards modified, repurchased, or cancelled after the required effective date (i.e. January 1, 2006 for Alcatel-Lucent).

Awards that were unvested as of the date of adoption of this standard, must be amortized prospectively as the respective service is rendered, and the cost of such awards will continue to be based on the grant date fair value as previously measured for the SFAS 123 disclosure requirements.

The effect on net income and earnings per share, if Alcatel had applied the fair value recognition provisions of SFAS No. 123 Accounting for Stock-Based Compensation (“SFAS 123”), is presented in Note 41(2).

There are different measurement dates used to determine the fair value of unvested share-based awards related to Lucent as of the acquisition date under IFRS and U.S. GAAP. As a result, the amount of compensation expense related to such awards will be different under IFRS and U.S. GAAP (see Note 38a).

Social charges, such as employers’ payroll taxes arising from share-based compensation transactions are recognized over the same period as the related compensation charge under IFRS. Under U.S. GAAP, employers’ payroll taxes are recognized on the exercise date for stock options or vesting dates for restricted stock.

FORM 20-F 2006     Alcatel-Lucent – F-120

Back to Contents

(h) Leases and sale-leaseback transactions

SFAS No. 13 Accounting for leases (“SFAS 13”) and SFAS No. 98 Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate (“SFAS 98”) require that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the future rental payments over the period of time that the asset is expected to be used. Under IAS 17 Leases, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.

IAS 17 and SFAS 13 prescribe similar lease accounting approaches based on whether a lease transfers substantially all of the risks and rewards related to ownership of the leased asset. However, SFAS 13 provides quantitative criteria to determine if a lease is an operating lease or a capital lease whereas IAS 17 requires subjective determinations to be made. As a result, in certain rare circumstances an operating lease under U.S. GAAP may be considered as finance lease under IAS 17 and vice versa.

(i) Compound financial instruments

If a financial instrument contains both a liability and an equity component, such components shall be classified separately as financial liabilities or equity instruments under IAS 32 Financial Instruments: Disclosure and Presentation (“IAS 32”).

This is the case with the bonds issued by Alcatel in 2003 (Oceane — Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes, bonds convertible into or exchanged for new or existing shares) and 2002 (ORANE — Obligation Remboursable en Actions Nouvelles ou Existantes, bonds mandatorily redeemable for new or existing shares) (see Note 1m). There was no debt component booked for the ORANE bonds since all interest was pre-paid at the issuance date. The ORANE bonds were entirely redeemed on December 23, 2005 in exchange for new shares.

These requirements differ from those of U.S. GAAP . The ORANE (notes mandatorily redeemable for shares) were presented on a specific balance sheet line item in the U.S. GAAP classified balance sheet as part of non-current liabilities and the OCEANE (bonds convertible into or exchanged for new or existing shares) are accounted for as financial debt and presented as long-term financial debt in the U.S. GAAP classified balance sheet (see Note 40(4)).

Other compound financial instruments were assumed in connection with the acquisition of Lucent. As a result, the fair value of these convertible debt securities included a separately identifiable fair value for the conversion features which was determined based on an independent valuation and considered as part of the purchase price and reflected as a component of equity under IFRS. The fair value of such conversion features was recognized as long-term debt under U.S. GAAP. The difference between the fair value of debt recognized at the acquisition date under IFRS and U.S. GAAP and the maturity amount is amortized as interest expense over the remaining contractual maturity periods.

In connection with a joint solicitation of consent from holders of Lucent’s 2.875% Series A and Series B convertible debentures, Alcatel-Lucent provided a one-time adjustment to the conversion ratios for such securities as disclosed in Note 24 (c). The increase in the fair value of the conversion features was recognized as a non-cash €18 million charge under IFRS through income. Under U.S. GAAP, in accordance with EITF Issue 06-6 Application of Issue No. 05-7, the increase in the fair value of the conversion features was reflected as a reduction of the carrying amount of the debt and not in the results of operations. The reduction in the carrying amount of the debt instruments will be amortized as interest expense over the remaining contractual maturity periods of such securities.

(j) Reversal of inventory write-down

Under IAS 2 Inventories (“IAS 2”), inventories are written-down if the cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes in economic circumstances, the amount of the write-down is reversed even if the inventories remain unsold.

Under U.S. GAAP, ARB N°43 Restatement and Revision of Accounting Research Bulletins states that following a write-down “such reduced amount is to be considered the cost for subsequent accounting purposes” and it is therefore not permitted to be reversed before the inventory is either sold or written-off.

(k) Presentation of consolidated financial statements

The classification of certain items in, and the format of, Alcatel-Lucent’s consolidated financial statements vary to some extent from U.S. GAAP. The most significant reporting and presentation practices followed by Alcatel-Lucent that differ from U.S. GAAP are described in the following paragraphs:

In its balance sheet, Alcatel-Lucent reports the costs incurred plus recognized profits less the sum of recognized losses and progress billings for all construction contracts in progress either in the specific balance sheet line item “amount due from customers” or in the specific line item “amounts due to customers” depending if the amounts determined contract by contract are respectively positive or negative as required by IAS 11 Construction Contracts (“IAS 11”). These specific balance sheet line items do not exist under U.S. GAAP and the corresponding amounts are presented in inventories, trade receivables and related accounts, or other reserves depending upon their nature.

Deferred taxes are presented in non current assets and liabilities under IFRS and as current or non current under U.S. GAAP based on the classification for financial reporting of the related tax asset or liability.

FORM 20-F 2006     Alcatel-Lucent – F-121

Back to Contents

Under IFRS (IAS 1), the income statement is presented using a classification based on the function of expenses. Nevertheless, when an item of income and expense is material, the nature and amount shall be disclosed separately. Expenses presented on specific line item of the income statement due to their materiality are restructuring costs, impairment of intangible assets and gain on sale of stock in subsidiaries. Income statement line items presented could therefore differ between the two standards.

In its statement of cash flows under IFRS, Alcatel-Lucent presents the items “net cash provided (used) by operating activities before changes in working capital, interest and taxes”. This item would not be shown under a U.S. GAAP statement of cash flows presentation.

(l) Discontinued operations

In April 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company, which is an investment in associate in accordance with IAS 28 Investments in Associates, officially started operations on August 31, 2004 and is 55% owned by TCL and 45% owned by Alcatel and accounted for under the equity method. The mobile phone business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results of operations and financial position of this business have been accounted for in discontinued operations under IFRS in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). This transaction is not considered to be a discontinued activity under U.S. GAAP due to our continuing involvement (45% interest) in TCL & Alcatel Mobile Phone Ltd at year end (this concept being not present in the definition of discontinued operations in IFRS 5). As a result, the mobile phone business results from January 1, 2004 to August 30, 2004 have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.

In May 2004, Alcatel announced that it had entered into a binding agreement with Draka to combine their respective global optical fiber and communication cable businesses. This transaction was completed on July 1, 2004. Draka owns 50.1% and Alcatel 49.9% of the new company Draka Comteq BV. The optical fiber business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results of operations and financial position of this business have been accounted for in discontinued operations under IFRS. This transaction does not qualify for discontinued operations reporting under U.S. GAAP due to our 49.9% interest in Draka Comteq BV at year end. Under U.S. GAAP, the optical fiber business results from January 1, 2004 to June 30, 2004 have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.

On April 5, 2006, Alcatel announced that the Board of Directors of Thales had approved the acquisition in principle of Alcatel’s satellite subsidiaries, its railway signaling business and its integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. On December 4, 2006, Alcatel-Lucent and Thales announced that they had signed a final agreement. The transaction primarily consisted of the contribution and disposal by Alcatel-Lucent to Thales of certain assets as disclosed in Note 3. This transaction does not qualify for discontinued operations reporting under U.S. GAAP due to our continuing 20.95% interest in Thales once the transaction will be completed. Under U.S. GAAP, the results of the businesses to be disposed of or contributed to Thales from January 1, 2004 to December 31, 2006 have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item. Assets and liabilities have been accounted for as disposal groups in the balance sheet under both accounting standards.

Due to differences in accounting for goodwill, the value of net assets under IFRS and U.S. GAAP is different with regard to the discontinued operations of SAFT and Saft Power Systems (see comments given in Note 3 — Changes in consolidated companies of our consolidated financial statements under IFRS). As a result, we have recorded a reconciling charge of €35 million before tax in our income (loss) from discontinued activities under U.S. GAAP in 2004.

(m) Effect of cumulative translation adjustments on sale of subsidiaries

We elected to reset the cumulative translation adjustments to zero as of transition date to IFRS (January 1, 2004), as discussed in Note 1(d) to our consolidated financial statements. As a result, we created a permanent reconciling item between IFRS and U.S. GAAP. A portion of this reconciling item is reversed each time we dispose of a consolidated subsidiary, the financial statements of which were denominated in a currency other than our reporting currency, the euro, and for which the cumulative translation adjustment as of January 1, 2004 was something other than zero under U.S. GAAP.

(n) Adjustments on equity affiliates

The most significant portion of this adjustment is related to the share in net assets of Thales, which is accounted for under the equity method. The difference primarily arose from the following:

Our adoption of SFAS 142, effective January 1, 2002, which required us to cease the amortization of goodwill (including goodwill related to equity affiliates) for U.S. GAAP purposes. Effective upon our transition to IFRS (January 1, 2004), we discontinued amortization of goodwill in accordance with IFRS 3; however, we adopted the IFRS 1 transitional provisions on a prospective basis. This difference in the adoption dates between the two standards has created a reconciling item which is presented as “Adjustments on equity affiliates” as it relates to “Share in net assets of equity affiliates” balance sheet line item.

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

Another reconciling item is related to the impact in Thales of the adoption of SFAS 158 as described in Note 38f above.

FORM 20-F 2006     Alcatel-Lucent – F-122

Back to Contents

(o) Fair value of marketable securities and other financial assets

During the transition to IFRS, we decided to designate as “financial assets at fair value through profit or loss” some of the financial assets reported as “marketable securities”, as permitted by the provisions of IAS 39 § 9(b). which relate to the definitions of the four categories of financial instruments, and in particular, for financial assets with quoted market prices in an active market and the fair value of which can be reliably measured.

Under U.S. GAAP, these marketable securities are classified as “available-for-sale” securities according to the guidance provided by SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities with change in fair value recorded in “Other Comprehensive Income”.

Under IFRS financial assets classified as available for sale are measured at fair value consistent with U.S. GAAP. Paragraph 48A of IAS 39 indicates that “the best evidence of fair value is quoted prices in an active market. If the market (…) is not active, an entity establishes fair value by using a valuation technique”. As indicated in paragraph AG80 of IAS 39:“the fair value of investments in equity instruments that do not have a quoted market price in an active market (…) is reliably measurable if (a) the variability of the range of reasonable fair value estimates is not significant for the instrument, or (b) the probabilities of the various estimates within the range can be reasonably assessed and used in estimating fair value.”

Under U.S. GAAP, the fair value of an equity instrument is readily determinable if sales prices or bid-and-ask quotations are currently available on a securities exchange market, provided that those prices or quotations are publicly reported. The difference between the definition of a fair value readily determinable between the two sets of accounting standards can lead to recognize some financial assets at fair value under IFRS and at cost under U.S. GAAP.

Note 39 - Reconciliation to U.S. GAAP

The following is a summary of the estimated adjustments to Alcatel-Lucent net income (loss) attributable to the equity holders of the parent for the years 2006, 2005 and 2004 and Alcatel-Lucent shareholders’equity attributable to the equity holders of the parent at December 31, 2006, 2005 and 2004, which would be required if U.S. GAAP had been applied instead of IFRS.

FORM 20-F 2006     Alcatel-Lucent – F-123

Back to Contents

(1) Net income

(in millions)	Note	2006(1)	2006	2005	2004
Net income (loss) attributable to the equity holders of the parent according to IFRS		$(232)	€(176)	€930	€576
Business combinations and amortization of goodwill	38(a)(b)	(532)	(403)	(100)	(43)
Capitalization of development costs	38(c)	52	39	23	73
Restructuring plans	38(d)	(61)	(47)	(52)	(97)
Sale and lease-back transactions	38(h)	(66)	(50)	(2)	23
Compound financial instruments	38(i)	52	39	(27)	(33)
Discontinued operations	38(l)	-	-	-	(35)
Share based payments	38(g)	(5)	(4)	69	60
Pension and post-retirement benefits	38(f)	80	61	(9)	30
Effect of cumulative transaction adjustments on sale of subsidiaries	38(m)	-	-	34	-
Reversal of inventory write-downs	38(j)	4	3	-	(25)
Fair value of marketable securities	38(o)	-	-	(21)	-
Adjustment on equity affiliates	38(n)	(14)	(10)	(3)	(3)
Other adjustments		(12)	(9)	(14)	(4)
Tax effect		(44)	(33)	(65)	28
Net income (loss) according to U.S. GAAP		$(780)	€(590)	€763	€550
(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3197 on December 31, 2006.

(2) Shareholders’ equity

(in millions)	Note	December 31, 2006(1)	December 31, 2006	December 31, 2005	December 31, 2004
Shareholders’ equity attributable to the equity holders of the parent according to IFRS		$20,446	€15,493	€6,227	€4,913
Business combinations and amortization of goodwill	38 (a)(b)	5,850	4,433	3,265	3,107
Capitalization of development costs	38 (c)	(192)	(146)	(194)	(224)
Restructuring plans	38 (d)	16	12	60	109
Sale and lease-back transactions	38 (h)	(323)	(245)	(195)	(193)
Compound financial instruments	38 (i)	(1,109)	(840)	(116)	(734)
Pension and post-retirement benefits	38 (f)	1,105	837	(420)	(287)
Discontinued operations	38 (l)	-	-	-	3
Reversal of inventory write-downs	38 (j)	(28)	(21)	(25)	(25)
Adjustment on equity affiliates	38 (n)	24	18	100	101
Other adjustments		7	5	17	48
Tax effect		(346)	(262)	-	46
Shareholders’ equity according to U.S. GAAP		$25,450	€19,284	€8,719	€6,864
(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3197 on December 31, 2006.

FORM 20-F 2006     Alcatel-Lucent – F-124

Back to Contents

Note 40 - Summarized U.S. GAAP Consolidated Financial Statements

Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interests.

(1) Summarized U.S. GAAP Consolidated Income Statements

(in millions)	2006(1)	2006	2005	2004
Net sales	$18,978	€14,381	€13,129	€ 12,663
Cost of sales	(13,167)	(9,978)	(8,517)	(8,092)
Administrative and selling expenses	(2,841)	(2,152)	(2,049)	(2,004)
Research and development expenses	(2,311)	(1,751)	(1,439)	(1,573)
Purchased in-process R&D	(613)	(465)	(10)	(9)
Restructuring costs	(682)	(517)	(174)	(431)
Amortization and impairment of goodwill and other operating expenses			-	(4)
Income (loss) from operations	(636)	(482)	940	550
Interest expense on notes mandatorily redeemable for shares	-	-	(40)	(44)
Other interest expense	(293)	(222)	(203)	(191)
Interest income and other financial income, net	79	60	114	128
Gain on sale of stock in subsidiaries	63	48	165	221
Income (loss) from continuing operations before taxes	(787)	(596)	976	664
Share in net income of equity affiliates	15	12	(22)	(33)
Provision for income tax	54	42	(156)	(9)
Minority interests	(62)	(48)	(35)	(66)
Net income (loss) from continuing operations	(780)	(590)	763	556
Income (loss) from discontinued operations	-	-	-	(6)
Net income (loss)	$(780)	€(590)	€763	€550
(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3197 on December 31, 2006.

(2) Earnings per Share under U.S. GAAP

Earnings per share presented below are calculated in accordance with SFAS 128 Earnings per Share. The number of shares to be issued upon conversion of notes mandatorily redeemable for new or existing shares (ORANE) is excluded of the calculation of basic earnings per share.

	2006(1)	2006	2005	2004
Ordinary shares
Basic earnings per share:
Net income (loss) before cumulative effect of adoption of new standards	$(0.54)	€(0.41)	€0.56	€0.45
Net income (loss)	$(0.54)	€(0.41)	€0.56	€0.45
Diluted earnings per share:
Net income (loss) before cumulative effect of adoption of new accounting standards	$(0.54)	€(0.41)	€0.55	€0.42
Net income (loss)	$(0.54)	€(0.41)	€0.55	€0.42
(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3197 on December 31, 2006.

The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each year disclosed.

FORM 20-F 2006     Alcatel-Lucent – F-125

Back to Contents

2006	Ordinary shares
(in millions of euros)	Net income (loss)	Number of shares	Per share amount
Basic earnings per share	(590)	1,449,000,656	€ (0.41)
Stock option plans
Convertible bonds and notes mandatorily redeemable for shares	—	—	—
Diluted earnings per share	(590)	1,449,000,656	€ (0.41)

The number of stock options not exercised as of December 31, 2006 amounted to 192,759,306 shares. These shares, subject to issuance in the future, have not been taken into account for the calculation of the diluted earnings per share, due to their anti-dilutive effect.

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003	63,192,019
8% convertible securities(1)	3,067,982
7,75% convertible securities(1)	3,705,372
2,75% Series A convertible securities(1)	4,727,274
2,75% Series B convertible securities(1)	5,552,971
(1) Number of potential ordinary shares related to the convertible securities instrument derived from the Lucent acquisition are computed on a pro rata basis.

2005	Ordinary shares
(in millions of euros)	Net income (loss)	Number of shares	Per share amount
Basic earnings per share	763	1,367,994,653	€ 0.56
Stock option plans		9,188,929	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—
Diluted earnings per share	763	1,377,183,582	€ 0.55

The number of stock options not exercised as of December 31, 2005 amounted to 149,359,801 shares. Only 9,188,929 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.

Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of historical Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

2004	Ordinary shares
(in millions of euros)	Net income (loss)	Number of shares	Per share amount
Basic earnings per share	550	1,228,745,770	€0.45
Stock option plans	—	14,133,029	—
Notes mandatorily redeemable for shares (ORANE)	29	120,782,388	—
Diluted earnings per share	579	1,363,661,187	€ 0.42

The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 14,133,029 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.

Furthermore, 63,192,019 new or existing Alcatel ordinary shares, which are issuable in respect of historical Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

FORM 20-F 2006     Alcatel-Lucent – F-126

Back to Contents

(3) Statements of Comprehensive Income

Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

(in millions)	2006(1)	2006	2005	2004
Net income (loss) under U.S. GAAP	$(780)	€(590)	€763	€550
Other comprehensive income:
— Foreign currency translation adjustments	(649)	(492)	562	(262)
— Unrealized gains (losses) on securities	37	28	(48)	39
— Cash flow hedge	(5)	(4)	2	-
— Minimum pension liability adjustments net of tax	244	185	(138)	(119)
— Unrecognized actuarial gains and losses and prior service costs net of tax	1,050	795	-	-
Comprehensive income (loss) according to U.S. GAAP	$(103)	€(78)	€1,141	€208
(1) Translation of amounts from € into $has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3197 on December 31, 2006.

If Alcatel-Lucent were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum pension liability adjustments, unrecognized actuarial gains and losses and prior service costs, foreign currency translation adjustments, unrealized gains (losses) on available-for-sale securities and cash flow hedge would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each of these classifications.

(in millions of euros)	Minimum pension liability adjustments	Unrecognized actuarial gains and losses and prior service costs	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Cash flow Hedge
2006
Balance beginning of the year	(501)	-	(554)	34	2
Current period change	185	-	(492)	28	(4)
Adoption of SFAS 158	316	479	-	-	-
Balance end of the year	-	479	(1,046)	62	(2)
2005
Balance beginning of the year	(363)	-	(1,116)	82	-
Current period change	(138)	-	562	(48)	2
Balance end of the year	(501)	-	(554)	34	2
2004
Balance beginning of the year	(244)	-	(854)	43	-
Current period change	(119)	-	(262)	39	-
Balance end of the year	(363)	-	(1,116)	82	-

FORM 20-F 2006     Alcatel-Lucent – F-127

Back to Contents

(4) Classified Balance Sheet as of December 31:

(in millions of euros)	2006	2005	2004
ASSETS
Cash and cash equivalents	4,749	4,510	4,611
Marketable securities	1,245	640	552
Other debtors	1,739	1,310	1,894
Trade receivables and related accounts	4,175	4,090	3,494
Inventories, net	2,351	1,695	1,502
Assets held for sale	2,227	50	118
Total current assets	16,486	12,295	12,171
Marketable securities	697	-	-
Other investments & other non current assets, net	2,281	2,236	2,335
Prepaid pension costs	5,334	76	61
Share in net assets of equity affiliates	700	706	708
Investments and other non-current assets	9,012	3,018	3,104
Property, plant and equipment net	2,070	1,168	1,218
Acquisition goodwill, net	13,252	7,024	6,829
Other intangible assets, net	4,823	679	566
Intangible assets, net	18,075	7,703	7,395
Total non-current assets	29,157	11,889	11,717
Total assets	45,643	24,184	23,888

FORM 20-F 2006     Alcatel-Lucent – F-128

Back to Contents

(in millions of euros) LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2005	2004
Other current liabilities	1,706	2,106	2,553
Trade payables and related accounts	4,022	3,755	3,356
Accrued contract costs & other accrued liabilities	2,386	1,264	1,573
Customers deposits and advances	778	1,144	1,164
Short-term financial debt	1,196	1,051	1,053
Liabilities related to discontinued activities or to a disposal group held for sale	1,596	-	100
Total current liabilities	11,684	9,320	9,799
Notes mandatorily redeemable for shares(1)	-	-	645
Other long-term liabilities	2,398	573	381
Other long-term financial debt	214	394	388
Bonds and notes issued, long-term	5,674	2,519	3,240
Long-term financial debt	5,888	2,913	3,628
Other reserves	758	470	639
Accrued pensions and retirement obligations	5,134	1,717	1,557
Total reserves	5,892	2,187	2,196
Total non-current liabilities	14,178	5,673	6,850
MINORITY INTERESTS	497	472	375
Capital stock	4,619	2,857	2,610
Additional paid-in capital	30,755	21,594	21,215
Retained earnings, fair value and other reserves	(13,451)	(13,558)	(14,241)
Unrealized holding gains (losses) and cash flow hedge	60	36	82
Cumulative translation adjustments	(1,046)	(554)	(1,116)
Less treasury stock, at cost	(1,653)	(1,656)	(1,686)
SHAREHOLDERS’ EQUITY	19,284	8,719	6,864
Total liabilities and shareholders’ equity	45,643	24,184	23,888

(1) The notes mandatorily redeemable for shares previously reflected between the total non-current liabilities and the minority interests captions have been reclassified within the caption total non-current liabilities.

FORM 20-F 2006     Alcatel-Lucent – F-129

Back to Contents

(5) Statements of Changes in Shareholders’ Equity

(in millions of euros)	Capital stock	Addi-tional paid-in capital	Retained earnings	Minimun liability adjust-ment	Unrecog-nized gains and losses and prior service costs	Unrea-lized holding gains/(losses	Cash flow hedge	Cumu-lative trans-lation adjust-ment	Treasury Stock at cost	Net income (loss)	Share-holders’ equity
Balance at December 31, 2004 after appropriation	2,610	21,215	(13,878)	(363)	-	82	-	(1,116)	(1,686)	-	6,864
Capital increase	5	13									18
Capital increase linked to the repayment of the notes mandatorily redeemable for shares (ORANE)	242	403									645
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries		(37)							30		(7)
Net changes in cash flow hedge							2				2
Net changes in unrealized holding gains/(losses)						(48)					(48)
Minimum liability adjustment				(138)							(138)
Translation adjustment								562			562
Other changes			58								58
Net income (loss)			763								763
Balance at December 31, 2005 after appropriation	2,857	21,594	(13,057)	(501)	-	34	2	(554)	(1,656)	-	8,719
Acquisition of Lucent Technologies	1,756	8,806									10,562
Lucent’s warrants		95									95
Lucent’s outstanding stock options		164									164
Capital increase	6	14									20
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries		(7)							3		(4)
Net changes in cash flow hedge							(4)				(4)
Net changes in unrealized holding gains/(losses)						28					28
Minimum liability adjustment				185							185
Unrecognized gains and losses and prior service costs				316	479						795
Translation adjustment								(492)			(492)
Deferred compensation		68									68
Dividends			(219)								(219)
Other changes		21	(64)								(43)
Net income (loss)										(590)	(590)
Balance at December 31, 2006 before appropriation	4,619	30,755	(13,340)	-	479	62	(2)	(1,046)	(1,653)	(590)	19,284
Proposed appropriation of net income (loss)			(960)							590	(370)
Balance at December 31, 2006 after appropriation	4,619	30,755	(14,300)	-	479	62	(2)	(1,046)	(1,653)	-	18,914

FORM 20-F 2006     Alcatel-Lucent – F-130

Back to Contents

Note 41 - Specific U.S. GAAP disclosures

(1) Impairment of goodwill (Disclosure SFAS 142) and purchase price allocation of Lucent

The changes during 2006 in the carrying value of goodwill per segment are presented in the table below:

(In millions of euro)	Carrier Group	Enterprise Group	Service Group	Other	Total Group
Balance as of December 1, 2004	4,170	709	799	1,153	6,831
Goodwill acquired during year	154	29	29	-	212
Goodwill adjusted during allocation period	1	-	-	-	1
Impairment losses	-	-	-	(4)	(4)
Goodwill written off related to sale or discontinuance of business	-	-	-	(17)	(17)
Currency translation adjustments and other	(136)	34	(24)	-	(194)
Balance as of December 31, 2004	4,189	704	804	1,132	6,829
Goodwill acquired during year	25	-	4	111	140
Goodwill adjusted during allocation period	8	(6)	1	-	3
Goodwill written off related to sale or discontinuance of business	-	-	-	(343)	(343)
Currency translation adjustments and other	295	65	31	4	395
Balance as of December 31, 2005	4,517	763	840	904	7,024
Goodwill acquired during year(1)	11	29	-	7,391	7,431
Goodwill adjusted during allocation period	(9)	-	-	-	(9)
Impairment losses	(2)	-	-	-	(2)
Goodwill written off related to sale or discontinuance of business	(9)	-	(6)	(890)	(905)
Currency translation adjustments and other	(229)	(55)	(22)	19	(287)
Balance as of December 31, 2006	4,279	737	812	7,424	13,252
(1) The allocation of the goodwill generated by the Lucent acquisition has not yet been finalized (see Note 12).

Amortization of identifiable intangible assets acquired

Entities acquired during the year

(In millions of euros)	Gross carrying amount	Accumulated amortization
Amortized intangible assets	4,327	(456)
— Acquired technology and in process research and development	3,078	(426)
— Other	1,249	(30)
Unamortized intangible assets	502	-

The amortization expense of entities acquired during the year was €61 million. In addition, a charge of €465 million was booked for write-off of IPR&D recognized through the Lucent and Nortel transaction. Amortization expense of intangible assets is expected to be €734 million in 2007, €529 million in 2008, €506 million in 2009, €506 million in 2010, €496 million in 2011, €403 million in 2012, €349 million in 2013, €296 million in 2014, €27 million in 2015 and €25 million in 2016.

FORM 20-F 2006     Alcatel-Lucent – F-131

Back to Contents

Alcatel-Lucent Group

(In millions of euros)	Gross carrying amount	Accumulated amortization
Amortized intangible assets	5,957	(1,636)
— Acquired technology	3,345	(668)
— Other	2,612	(968)
Unamortized intangible assets	502	-

The amortization expense for the year ended December 31, 2006 was €353 million. In addition, a charge of €465 million was booked for write-off of IPR&D recognized through the Lucent and Nortel transactions. Amortization expense of intangible assets is expected to €940 million in 2007, €673 million in 2008, €572 million in 2009, €519 million in 2010, €509 million in 2011, €409 million in 2012, €351 million in 2013, €296 million in 2014, €27 million in 2015 and €25 million in 2016.

The preliminary allocation of the Lucent’s purchase price under U.S. GAAP is as follows:

The cost of the business combination is detailed in the following table:

Number of Lucent common shares outstanding as of November 30, 2006	4,498,666,060
Exchange ratio per share (1,952 Alcatel-Lucent ordinary shares exchanged for 10,000 Lucent ordinary shares tendered)	0.1952
Total number of Alcatel-Lucent ordinary shares issued	878,139,615
Multiplied by Alcatel-Lucent’s stock price (in US$) as of the announcement date	15.86
Fair value of Alcatel-Lucent ordinary shares issued (in millions of US$)	13,927
Fair value of outstanding warrants	125
Fair value of outstanding stock-options and similar equity awards	291
Transaction costs (in millions of US$)	53
Cost of the business combination (in millions of US$)	14,396

FORM 20-F 2006     Alcatel-Lucent – F-132

Back to Contents

(In millions of US$except useful lives expressed in number of years)	Lucent’s carrying amount	Fair value	Useful lives
Cash and cash equivalents and marketable securities	3,715	3,715	-
Property, plant and equipment	1,215	1,558	1-40 years
Goodwill	514	-
Acquired technologies	352	3,614	5-10 years
In process research & development	-	581	5-7 years
Customer relationships – long term	-	1,239	5-8 years
Customer relationships – short term (backlog)	-	260	13 months
Trade names	-	661	Indefinite
Inventories	839	1,399	(1)
Trade and other receivables	1,003	1,003	-
Payables and advanced billings	(1,428)	(1,414)	-
Pensions, retirement indemnities and other post-retirement benefits	150	172	-
Bonds and notes issued	(5,129)	(5,096)	-
Provisions	(1,254)	(1,234)	-
Deferred taxes	121	(2,558)	-
Deferred compensation (unvested outstanding stock options)	-	75
Other assets and liabilities	187	399	-
Net assets acquired	285	4,374	-
(1) Estimated liquidation period of the inventory step-up is 6 months.

Determination of the goodwill

(In millions of US$)	Amount
Cost of the business combination (A)	14,396
Net assets acquired (B)	4,374
Goodwill (A)–(B)	10,022

(2) Stock-based compensation (disclosure SFAS 123 and SFAS 148)

From 1996 to 2006, Alcatel-Lucent adopted various stock option incentive plans (see Note 23).

The following information is disclosed according to SFAS 123R and are provided as a supplement to the IFRS disclosures provided in note 23.

The following table summarizes the classification of stock-based compensation expense under SFAS 123R:

December 31, 2006
Cost of sales	20
Administrative and selling expenses	30
Research and development costs	18
TOTAL	68

The company did not record any tax benefit related to share based awards in 2006.

As of December 31, 2006, €106 million of unrecognized compensation cost related to unvested awards is expected to be recognized over a weighted-average period of 3.3 years.

FORM 20-F 2006     Alcatel-Lucent – F-133

Back to Contents

The following table summarizes stock option activity:

	Shares	Weighted average exercise price per share
Outstanding at December 31, 2005	149,359,801	€26.12
Granted	17,590,470	€11.65
Exercised	(4,084,044)	€6.10
Forfeited/Expired	(28,886,522)	€30.06
Addition of Lucent plans	58,779,601	€40.02
Outstanding at December 31, 2006	192,759,306	€28.89
Of which could be exercised	144,835,077	€34.78

The weighted average remaining term for stock options outstanding and exercisable was 3.9 years and 3.1 years, respectively, as of December 31, 2006. The aggregate intrinsic value for stock options outstanding and exercisable was €183 million and €156 million, respectively, as of December 31, 2006.

Proceeds received from the exercise of stock options were €25 million and €17 million during 2006 and 2005 respectively. The intrinsic value related to the exercise of stock options was €21 million and €16 million during 2006 and 2005 respectively.

The following table summarizes restrictive stock units (RSU):

	Restrictive stock units shares	Weighted grant date fair value
Unvested at December 31, 2005	-	€10.16
Granted	-	-
Vested	(961)	€10.16
Forfeited	(20,918)	€10.16
Addition of Lucent plans	1,684,575	€10.16
Unvested at December 31, 2006	1,662,696	€10.16

As indicated in the merger agreement with Lucent, each unvested RSU granted under Lucent’s compensation or benefit plans was converted into an Alcatel-Lucent RSU. The grant price corresponds to the Alcatel share price at the business combination date.

Since 2004, the fair value of options at grant date has been determined using a binomial method (Cox-Ross-Rubinstein model). This allows behavioral factors governing the exercice of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercice period. The fair values at grant date of options granted during the years 2003, 2002 and 1999 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans. The following table summarizes assumptions used to compute faire value of stock option grants:

	2006	2005	2004	2003	2002	2001	2000	1999
Interest rate	3.50%	3.50%	3.91%	3.62%	3.80%	5%	5%	6%(1)
Expected life	3-8 years	3-8 years	3-8 years	3-8 years	3-8 years	3-9 years	5-10 years	5 years
Expected volatility	32%	40%	40%	60%	60%	(3)	(2)	39%
Expected dividends	1%	(5)	(4)	1%	1%	1%	1%	1%

(1)  US$rates, concern mainly U.S. plans.

(2)  73% for Alcatel Class O shares, 64% for Class A shares, 51% for ADS.

(3)  50% for Alcatel Class O shares, 46% for Class A shares, 46% for ADS.

(4)  0% in 2004 and 2005, 1% for later years.

(5)  0% in 2005, 1% for later years.

FORM 20-F 2006     Alcatel-Lucent – F-134

Back to Contents

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

The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

(In millions of euros except per share data)	2005	2004
Net income (loss) as reported	763	550
Stock-based employee compensation expense included in reported net income, net of tax	_	_
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(168)	(350)
Proforma net income (loss)	595	200
Basic earnings per ordinary share as reported	0.56	0.45
Basic earnings per ordinary share proforma	0.43	0.16
Diluted earnings per ordinary share as reported	0.55	0.42
Diluted earnings per ordinary share proforma	0.43	0.16

(3) Restructuring (SFAS 146)

Under IFRS, as disclosed in Note 1(l), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group’s management, have been announced before the balance sheet date and result in an obligating event of the Group to third parties. Differences between accounting principles followed by Alcatel-Lucent (i.e. IFRS) and U.S. GAAP concerning restructuring are disclosed in Note 38d above.

The impact of this U.S. GAAP adjustment for the years ended December 31, 2006, 2005 and 2004 respectively is as follows:

2006:

(In millions of euros)	December 31, 2005	Current year expense	Utilization	Cumulative translation adjustments and others	December 31, 2006
Restructuring reserve according to IFRS	417	243	(263)	16	413
Add back discontinued	-	1	(22)	21	-
Moving costs	(7)	7	-	-	-
Lease obligations and other direct costs	(33)	30	-	1	(2)
Other monetary costs reclassified in cost of sales	-	(133)	-	133	-
Termination costs in excess of legal obligations	(20)	10	-	7	(3)
Total U.S. GAAP adjustment	(60)	(85)	(22)	162	(5)
Restructuring reserve according to U.S. GAAP	357	158(1)	(285)	178	408
Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	256	153	(251)	189	347
(1) Total restructuring costs according to U.S. GAAP were €517 million, of which €359 million consisted in write-offs of tangible and intangible assets linked to restructuring plans.

FORM 20-F 2006     Alcatel-Lucent – F-135

Back to Contents

The current year expense recorded in 2006 includes the following major actions:

(in millions of euros)	2006
— Termination costs in Germany	19
— Termination costs and costs associated with a disposal of facility in Italy	29
— Termination costs and other monetary costs in Lucent	18
— Other plans in the world	92
TOTAL	158

The reserve at the end of 2006 is analyzed below:

(in millions of euros)	2006
Employee termination benefits	145
Other costs	263
TOTAL	408

The remaining €145 million reserve for employee termination benefits at December 31, 2006 includes approximately 1,315 employees representing:

Number of employees
— Termination costs in Alcatel-CIT (France)	402
— Downsizing of Submarine Networks Division	98
— Termination costs in other European units (UK, Belgium, Portugal, Scandinavia)	384
— Termination costs in Germany	143
— Closure of Illkirch industrial activity	43
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada excluding Lucent)	68
— Other plans in the world	177
TOTAL	1,315

FORM 20-F 2006     Alcatel-Lucent – F-136

Back to Contents

SFAS 146 disclosure related to plans initiated after December 31, 2002:

The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2006 for the plans initiated after December 31, 2002, is as follows:

(in millions of euro)	December 31, 2005	Charged to expense	Costs paid or settled (utilization)	CTA and other	December 31, 2006
Alcatel-CIT	48	12	(22)	121	159
Alcatel Espana SA (Spain)	17	(4)	(13)	-	-
Submarine Networks Division	29	(4)	(10)	-	15
Alcatel Italy	-	29	(29)	-	-
Alcatel Bell	4	9	(9)	-	4
Space division	16	-	(7)	(9)	-
Germany	85	19	(68)	(7)	29
Alcatel USA	14	9	(7)	(3)	13
Lucent	-	18	(11)	79	86
Headquarters	5	28	(24)	-	9
Alcatel Business System (Illkirch, France)	14	6	(13)	-	7
Other (no individual amount higher than €50 million)	24	31	(38)	8	25
TOTAL	256	153	(251)	189	347
Of which:
Termination benefits	189	100	(170)	(7)	112
Contract terminations	22	25	(22)	65	90
Other associated costs	45	28	(59)	131	145

The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

Plans initiated in 2006	Total amount expected	Amount incurred in 2006	Cumulative amount incurred as of December 31, 2006
Termination benefits	101	100	100
Contract terminations	23	23	23
Other associated costs(1)	171	31	31
TOTAL	295	154	154
Of which:
Carrier Group	145	11	11
Enterprise Group	4	4	4
Services Group	1	1	1
Other	145	138	138
(1) Other associated costs expected included an amount of €133 million which have been booked for as costs of sales and not as restructuring costs.

FORM 20-F 2006     Alcatel-Lucent – F-137

Back to Contents

The major exit activity initiated during 2006 is the following:

SEL (Germany)

Beginning 2006, an additional restructuring plan was launched (based on voluntary departures), to enable SEL to remain competitive in reducing its cost base. Traditional switching business continued to decline, which imposed a reduction of the workforce in the fixed segment as well as in operations and general administration.

	Total amount expected	Amount incurred in 2006	Cumulative amount incurred as of December 31, 2006
Termination benefits	42	42	42
Contract terminations	2	2	2
Other associated costs	-	-	-
TOTAL	44	44	44
Of which:
Carriers Group	-	-	-
Enterprise Group	-	-	-
Services Group	-	-	-
Other	44	44	44

Plans initiated in 2005	Total amount expected	Amount incurred in 2005	Amount incurred in 2006	Cumulative amount incurred as of December 31, 2006
Termination benefits	94	88	2	90
Contract terminations	9	9	1	10
Other associated costs	1	1	9	10
TOTAL	104	98	12	110
Of which:
Carriers Group	16	19	32	51
Enterprise Group	14	9	-	9
Services Group	-	-	2	2
Other	74	70	(22)	48

In 2005, there was no plan exceeding €20 million individually. The major actions were taken in Spain, Italy, and France (mainly in the Space activities).

Plans initiated in 2004 (in millions of euros)	Total amount expected	Amount incurred in 2004	Amount incurred in 2005	Amount incurred in 2006	Cumulative amount incurred as of December 31, 2006
Termination benefits	82	74	5	2	81
Contract terminations	11	32	(1)	-	31
Other associated costs	24	5	(1)	-	4
TOTAL	117	111	3	2	116
Of which:
Carriers Group	36	32	5	-	37
Enterprise Group	6	7	1	-	8
Services Group	2	2	1	-	3
Other	73	70	(4)	2	68

No major exit activities initiated during 2004.

FORM 20-F 2006     Alcatel-Lucent – F-138

Back to Contents

2005:

(in millions of euros)	December 31, 2004	Current year expense	Utilization	Cumulative translation adjustments and others	December 31, 2005
Restructuring reserve according to IFRS	692	132	(414)	7	417
Moving costs	(16)	8	-	1	(7)
Lease obligations and other direct costs	(33)	3	-	(3)	(33)
Termination costs in excess of legal obligations	(61)	41	-	-	(20)
Total U.S. GAAP adjustment	(110)	52	-	(2)	(60)
Restructuring reserve according to U.S.GAAP	582	184(1)	(414)	5	357
Of which related to plan initiated after December31, 2002 (see detail in SFAS 146 disclosure)	379	187	(303)	(7)	256

(1)  Total restructuring costs according to U.S. GAAP were €174 million and in addition, a finance cost of €10 million was recorded in “interest income and other financial income net” for the amount related to reversing the discount element included in restructuring reserves.

The current year expense recorded in 2005 includes the following major actions:

(in millions of euros)	2005
— Termination costs in Alcatel-CIT (France)	45
— Reorganization and termination costs for Alcatel Space and Alcatel Space Alenia	17
— Termination costs in Alcatel Espana SA (Spain)	18
— Italy	12
— Closure of Illkirch (France)	18
— Termination costs in Germany and closure of Stuttgart optics factory	25
— Reorganization, outsourcing and termination costs in USA	10
— Other plans in the world	39
TOTAL	184

The reserve at the end of 2005 is analyzed below:

(in millions of euros)	2005
Employee termination benefits	258
Other costs	99
TOTAL	357

FORM 20-F 2006     Alcatel-Lucent – F-139

Back to Contents

The remaining €258 million reserve for employee termination benefits at December 31, 2005 includes approximately 2,356 employees representing:

Number of employees
— Termination costs in Alcatel-CIT (France)	468
— Downsizing of Submarine Networks Division	140
— Termination costs in Alcatel Espana SA (Spain)	65
— Reorganization of Space Division: termination mainly in France and Belgium	599
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	293
— Termination costs in Germany and closure of Stuttgart optics factory	383
— Closure of Illkirch industrial activity	66
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	45
— Other plans in the world	297
TOTAL	2,356

SFAS 146 disclosure related to plans initiated after December 31, 2002:

The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2005 for the plans initiated after December 31, 2002, is as follows:

(in millions of euro)	December 31, 2004	Charged to expense	Costs paid or settled (utilization)	CTA and other	December 31, 2005
Alcatel-CIT	94	42	(86)	(2)	48
Alcatel Espana SA (Spain)	24	18	(25)	-	17
Submarine Networks Division	42	9	(26)	2	27
Space division	10	15	(3)	(6)	16
Germany	90	35	(41)	1	85
Italy		15	(15)
Alcatel USA	27	11	(25)	1	14
Illkirch	45	15	(41)	(5)	14
Other (no individual amount higher than €50 million)	47	27	(41)	2	35
TOTAL	379	187	(303)	(7)	256
Of which:
Termination benefits	262	170	(243)		189
Contract terminations	22	6	(9)	3	22
Other associated costs	95	11	(51)	(10)	45

FORM 20-F 2006     Alcatel-Lucent – F-140

Back to Contents

The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

Plans initiated in 2005	Total amount expected	Amount incurred in 2005	Cumulative amount incurred as of December 31, 2005
Termination benefits	94	88	88
Contract terminations	9	9	9
Other associated costs	1	1	1
TOTAL	104	98	98
Of which:
Fixed Communications Group	16	16	16
Mobile Communications Group	2	2	2
Private Communications Group	33	27	27
Other	53	53	53

In 2005, there was no plan exceeding €20 million individually. The major actions were taken in Spain, Italy, and France (mainly in the Space activities).

Plans initiated in 2004 (in millions of euros)	Total amount expected	Amount incurred in 2004	Amount incurred in 2005	Cumulative amount incurred as of December 31, 2005
Termination benefits	82	74	5	79
Contract terminations	11	32	(1)	31
Other associated costs	24	5	(1)	4
TOTAL	117	111	3	114
Of which:
Fixed Communications Group	31	27	4	31
Mobile Communications Group	4	4	1	5
Private Communications Group	16	14	1	15
Other	66	66	(3)	63

2004:

The impact of the U.S. GAAP adjustment for the year ended December 31, 2004 was as follows:

(In millions of euros)	December 31, 2003	Current year expense	Utilization	Cumulative translation adjustments and others	December, 31, 2004
Restructuring reserve according to IFRS	1,084	334	(606)	(120)	692
Consolidation of discontinued activities	—	3	(37)	34	—
Moving costs	(14)	(2)	—	—	(16)
Lease obligations and other direct costs	(58)	10	—	—	(33)
Termination costs in excess of legal obligation	(148)	86	—	1	(61)
Total U.S. GAAP adjustment	(220)	97	(37)	50	(110)
Restructuring reserve according to U.S. GAAP	864	431	(643)	(70)	582
Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	409	349	(384)	5	379

FORM 20-F 2006     Alcatel-Lucent – F-141

Back to Contents

The current year expense recorded in 2004 included the following major actions:

2004
— Termination costs in Alcatel-CIT (France)	144
— Termination costs in Alcatel Espana SA (Spain)	36
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	31
— Termination costs in Germany and closure of Stuttgart optics factory	65
— Closure of Illkirch industrial activity	43
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	38
— Other plans in the world	74
TOTAL	431

The reserve at the end of 2004 is analyzed below:

(In millions of euros)	2004
Employee termination benefits	405
Other costs	177
TOTAL	582

The remaining €405 million reserve for employee termination benefits at December 31, 2004 included approximately 3,627 employees representing:

Number of employees
— Termination costs in Alcatel-CIT (France)	583
— Downsizing of Submarine Networks Division	138
— Termination costs in Alcatel Espana SA (Spain)	124
— Reorganization of Space Division: Termination mainly in France and Belgium	443
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	299
— Termination costs in Germany and closure of Stuttgart optics factory	925
— Closure of Illkirch industrial activity	293
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	365
— Other plans in the world	457
TOTAL	3,627

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

On September 30, 2006, SFAS No 158 Employers’ Accounting Benefit Pension and Other Post-retirement Plans was issued. SFAS 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other post-retirement benefit plans and postemployment benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive loss in shareowners’ equity. Additional minimum liabilities (AML) and related intangible assets are also derecognized upon adoption of the new standard. SFAS 158 requires initial application for fiscal years ending after December 15, 2006, with earlier application encouraged. We adopted SFAS 158 as of December 31, 2006. The following table summarizes the effect of required changes in the AML as of December 31, 2006 prior to the adoption of SFAS 158 as well as the impact of the initial adoption of SFAS 158.

FORM 20-F 2006     Alcatel-Lucent – F-142

Back to Contents

(In millions of euros)	December 31, 2006 prior to AML and SFAS 158 Adjustment	AML Adjustment	SFAS 158 Adjustment	December 31, 2006 post AML and SFAS 158 Adjustments
Prepaid pension costs	4,348	-	986	5,334
Pension liabilities	(1,319)	(427)	(104)	(1,850)
Post-retirement & postemployment liabilities	(3,635)	-	128	(3,507)

As of December 31, 2006, the €5,357 million of pension and post-retirement & postemployment liability include €223 million of current liability and €5,134 million of non-current liability.

As of December 31, 2006, the amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic (benefit) cost credit are as follows:

(In millions of euros)	Pension benefits	Post-retirement & post-employment benefits	Total
Prior service cost (credit)	46	(88)	(42)
Net actuarial loss (gain)	(501)	(40)	(541)

Moreover, the amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit (cost) credit during the next fiscal year are as follows:

(In millions of euros)	Pension benefits	Post-retirement & post-employment benefits	Total
Prior service (cost) credit	(4)	6	2
Net actuarial (loss) gain	(8)	(2)	(10)

Disclosures in accordance with SFAS 132R Employers’ Disclosure about Pensions and other Post-Retirement Benefits (Revised) are as follows:

(a)

Pensions and retirement indemnities

Pensions and retirement obligations are determined in accordance with the accounting principles presented in Note 1k.

Assumptions for the calculation

Discount rates are determined by reference to risk-free rates on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist, of appropriate duration at the measurement date of each plan. Expected returns on assets are based on the expected rate of return on plan assets (calculated taking into account historic returns, asset allocation and expected future returns). They are both defined centrally to achieve consistency in same monetary areas. Each company within Alcatel-Lucent has the responsibility of determining its set of local assumptions such as withdrawal rate and salary increase rates to take into account specific local conditions. The assumptions for 2006, 2005 and 2004 are as follows (the rates indicated are weighted average rates):

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Discount rate	5.54%	3.95%	4.46%
Future salary increases	3.90%	3.34%	3.52%
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years	15 years
	Fiscal year 2006	Fiscal year 2005	Fiscal year 2004
Expected long-term return on assets(1)	7.35%	4.28%	4.70%
(1) Computed on an yearly basis even if businesses are acquired during the year.

FORM 20-F 2006     Alcatel-Lucent – F-143

Back to Contents

Split between domestic and foreign is as follows:

	Year ended December 31, 2006		Year ended December 31, 2005	Year ended December 31, 2004
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
Discount rate	4.10%	5.56%	3.75%	3.97%	4.32%	4.47%
Future salary increase	3.41%	3.89%	3.49%	3.32%	2.82%	3.57%
	Fiscal year 2006		Fiscal year 2005	Fiscal year 2004
Expected long-term return on assets(1)	5.10%	7.36%	4.27%	4.28%	4.73%	4.70%
(1) Computed on a yearly basis even if businesses are acquired during the year.

The assumptions used for the calculation of the Projected Benefit Obligation as of the measurement date (December 31st) of the preceding fiscal year are used to determine the calculation of interest rate and service cost of the following year.

Pensions obligation and funded status

A detailed reconciliation of the changes in the PBO for fiscal year 2006, 2005 and 2004 is provided in the following table:

(In millions of euros)	Pension benefits
	2006			2005			2004
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Benefit obligation at beginning of year	(3,476)	(307)	(3,169)	(3,210)	(211)	(2,999)	(3,282)	(306)	(2,976)
Service cost	(80)	(13)	(67)	(60)	(11)	(49)	(72)	(10)	(62)
Interest cost	(239)	(12)	(227)	(138)	(11)	(127)	(145)	(10)	(135)
Plan participants’ contributions	(5)	—	(5)	(5)	—	(5)	(4)	—	(4)
Amendments	(5)	—	(5)	—	—	—	46	(1)	47
Reclassification	—	—	—	—	—	—	—	—	—
Business combinations	(23,206)	—	(23,206)	(87)	(33)	(54)	—	—	—
Disposals	147	29	118	2	1	1	72	14	58
Curtailments	3	—	3	5	—	5	14	7	7
Settlements	14	—	14	26	—	26	19	4	15
Special termination benefits	—	—	—	(2)	—	(2)	—	—	—
Actuarial (loss)/gain	669	(10)	679	(124)	(47)	(77)	(38)	88	(126)
Benefits paid	351	7	344	174	5	169	162	3	159
Other (foreign currency translation)	(20)	—	(20)	(57)	—	(57)	18	—	18
Benefit obligation at end of year	(25,847)	(306)	(25,541)	(3,476)	(307)	(3,169)	(3,210)	(211)	(2,999)

FORM 20-F 2006     Alcatel-Lucent – F-144

Back to Contents

(In millions of euros)	Pension benefits
	2006			2005			2004
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Accumulated benefit obligation	(25,290)	(269)	(25,021)	(3,210)	(275)	(2,935)	(2,869)	(191)	(2,678)
Effect of salary increase	(557)	(37)	(520)	(266)	(32)	(234)	(341)	(20)	(321)
Benefit obligation at end of year	(25,847)	(306)	(25,541)	(3,476)	(307)	(3,169)	(3,210)	(211)	(2,999)

The following table shows for fiscal year 2006, 2005 and 2004 the change in plan assets:

(In millions of euros)	Pension benefits
	2006			2005			2004
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets at beginning of year	2,286	74	2,212	2,084	48	2,036	2,050	58	1,992
Actual return on plan assets	342	2	340	204	6	198	143	2	141
Employers’ contribution	92	10	82	77	6	71	80	6	74
Plan participants’ contributions	5	—	5	5	—	5	4	—	4
Amendments	—	—	—	—	—	—	(56)	(15)	(41)
Reclassification	—	—	—	—	—	—	—	—	—
Business combinations	27,290	—	27,290	25	19	6	—	—	—
Disposals	(32)	(4)	(28)	—	—	—	(10)	—	(10)
Curtailments	—	—	—	—	—	—	—	—	—
Settlements	(14)	—	(14)	(26)	—	(26)	(15)	—	(15)
Special termination benefits/ Benefits paid	(292)	(6)	(286)	(114)	(5)	(109)	(104)	(3)	(101)
Section 420 transfer	(382)	—	(382)	—	—	—	—	—	—
Other (foreign currency translation)	36	—	36	31	—	31	(8)	—	(8)
Fair value of plan assets at end of year	29,331	76	29,255	2,286	74	2,212	2,084	48	2,036

A reconciliation of the funded status of pension benefit plans is:

(In millions of euros)	Pension benefits
	2006			2005			2004
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Funded status	3,484	(230)	3,714	(1,190)	(233)	(957)	(1,126)	(163)	(963)
Unrecognized actuarial loss/(gain)	—	—	—	231	54	177	158	(15)	173
Unrecognized transition obligation	—	—	—	(0)	—	(0)	(2)	(2)	(0)
Unrecognized prior service cost	—	—	—	53	—	53	57	0	57
Net amount recognized	3,484	(230)	3,714	(906)	(179)	(727)	(913)	(180)	(733)

FORM 20-F 2006     Alcatel-Lucent – F-145

Back to Contents

Amounts recognized in the statement of financial position consist of:

(In millions of euros)	Pension benefits
	2006			2005			2004
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Accrued	(1,850)	(230)	(1,620)	(1,638)	(242)	(1,396)	(1,491)	(198)	(1,293)
Prepaid	5,334	—	5,334	76	—	76	61	—	61
Intangible assets	—	—	—	44	—	44	44	—	44
Accumulated other comprehensive loss	—	—	—	612	63	549	473	18	455
Net amount recognized	3,484	(230)	3,714	(906)	(179)	(727)	(913)	(180)	(733)

For fiscal year 2006, 2005 and 2004, the PBO, ABO and fair value of plan assets whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

(In millions of euros)	Pension benefits
	2006			2005			2004
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Projected Benefit Obligation	(3,167)	(306)	(2,861)	(2,674)	(282)	(2,392)	(2,485)	(211)	(2,274)
Accumulated Benefit Obligation	(3,002)	(269)	(2,733)	(2,559)	(252)	(2,307)	(2,374)	(191)	(2,183)
Fair value of plan assets	1,315	76	1,239	1,102	70	1,032	962	48	914
Underfunding of accumulated benefit obligation	(1,687)	(193)	(1,494)	(1,457)	(182)	(1,275)	(1,412)	(143)	(1,269)

Components of net periodic pension cost

(In millions of euros)	Pension benefits
	2006			2005			2004
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Components of net periodic cost
Service cost	(80)	(13)	(67)	(60)	(11)	(49)	(72)	(10)	(62)
Interest cost	(239)	(12)	(227)	(138)	(11)	(127)	(145)	(10)	(135)
Expected return on plan assets	282	4	278	93	3	90	97	2	95
Amortization of transition obligation	1	1	—	1	1	—	2	—	2
Amortization of prior service cost	(8)	—	(8)	(4)	—	(4)	(5)	—	(5)
Amortization of recognized actuarial gain/(loss)	(3)	(8)	5	11	1	10	14	1	13
Effect of curtailments	(3)	—	(3)	2	1	1	39	4	35
Effect of settlements	(2)	—	(2)	(6)	—	(6)	(6)	—	(6)
Special termination benefits	—	—	—	(2)	—	(2)	—	—	—
Net periodic benefit cost	(52)	(28)	(24)	(103)	(16)	(87)	(76)	(13)	(63)

Annual cost under IFRS for pension benefits plans is €101 million, €94 million and €104 million for the years ended December 31, 2006, 2005 and 2004, respectively.

FORM 20-F 2006     Alcatel-Lucent – F-146

Back to Contents

Plan assets information

Plan assets are invested as follows:

(In millions of euros and percentage)	Private and public bonds		Equity securities		Short-term investments		Property assets		Total
2004
Domestic	21	44%	18	37%	9	19%	—	—	48	100%
Foreign	823	41%	537	26%	364	18%	312	15%	2,036	100%
Total	844	40%	555	27%	373	18%	312	15%	2,084	100%
2005
Domestic	47	64%	23	31%	4	5%	—	—	74	100%
Foreign	894	40%	603	27%	344	16%	371	17%	2,212	100%
Total	941	41%	626	28%	348	15%	371	16%	2,286	100%
2006
Domestic	51	67%	21	28%	4	5%	—	—	76	100%
Foreign	13,828	47%	10,582	36%	2,533	9%	2,312	8%	29,255	100%
Total	13,879	47%	10,603	36%	2,537	9%	2,312	8%	29,331	100%

Moreover, for fiscal year 2007, we expect to contribute €140 million to pension funds.

Benefit payments

Expected benefit payments for defined benefit pension plans through 2016 are as follows:

Total (in millions of euros)	Expected benefit payments
2007	2,047
2008	2,014
2009	1,985
2010	1,956
2011	1,932
2012-2016	9,328

(b)

Other post-retirement benefits

These post-retirement benefits only relate to American employees for medical insurance and life insurance. Therefore, foreign amounts are equal to total amounts and domestic amounts are nil.

The assumptions for 2006, 2005 and 2004 are as follows (the rates indicated are weighted average rates):

	2006	2005	2004
General inflation	3.00%	2.72%	3.00%
Discount rate	5.57%	4.97%	5.27%
Post-retirement cost trend rate	9.20% to 5.00%	5.00%	5.00%

FORM 20-F 2006     Alcatel-Lucent – F-147

Back to Contents

Other post-retirement obligation and funded status:

(In millions of euros)	Other post-retirement benefits
	2006	2005	2004
Change in benefit obligation Benefit obligation at beginning of year	(20)	(17)	(17)
Service cost	(1)	—	—
Interest cost	(21)	(1)	(1)
Plan participants’ contributions	(10)	—	—
Amendments	—	—	—
Business combinations	(4,474)	—	—
Disposals	2	—	—
Curtailments	—	2	—
Settlements	—	—	—
Special termination benefits	—	—	—
Actuarial (loss)/gain	77	(5)	(3)
Benefits paid	83	3	4
Other (foreign currency translation)	(9)	(2)	—
Benefit obligation at end of year	(4,373)	(20)	(17)

(In millions of euros)	Other post-retirement benefits
	2006	2005	2004
Change in plan assets Fair value of plan assets at beginning of year	—	—	—
Actual return on plan assets	4	—	—
Employers’ contributions	37	3	4
Plan participants’ contributions	10	—	—
Amendments	—	—	—
Business combinations	535	—	—
Disposals	—	—	—
Curtailments	—	—	—
Settlements	—	—	—
Special termination benefits/benefits paid	(103)	(3)	(4)
Section 420 transfer	382	—	—
Other (foreign currency translation)	1	—	—
Fair value of plan assets at end of year	866	—	—

(In millions of euros)	Other post-retirement benefits
	2006	2005	2004
Funded status	(3,507)	(20)	(17)
Unrecognized actuarial loss/(gain)	—	45	37
Unrecognized transition obligation	—	—	—
Unrecognized prior service cost	—	(104)	(88)
Net amount recognized	(3,507)	(79)	(68)

FORM 20-F 2006     Alcatel-Lucent – F-148

Back to Contents

Components of net periodic pension cost:

(In millions of euros)	Other post-retirement benefits
	2006	2005	2004
Components of net periodic cost
Service cost	(1)	—	—
Interest cost	(21)	(1)	(1)
Expected return on plan assets	3	—	—
Amortization of transition obligation	—	—	—
Amortization of prior service cost	6	6	6
Amortization of recognized actuarial gain/(loss)	(2)	(9)	(3)
Effect of curtailments	—	—	—
Effect of settlements	—	—	—
Special termination benefits	—	—	—
Net periodic benefit cost	(15)	(4)	2

Amounts recognized in the statement of financial position:

(In millions of euros)	Other post-retirement benefits
	2006	2005	2004
Accrued benefit liability	(3,507)	(79)	(68)
Prepaid benefit cost	—	—	—
Net amount accrued for under U.S. GAAP	(3,507)	(79)	(68)

Regarding the other benefit plans, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components:	(1)	1
Effect on the post-retirement benefit obligation:	(163)	147

Plan assets information

Plan assets are invested as follows:

(In millions of euros and percentage)	Private and public bonds		Equity securities		Short-term investments		Property assets		Total
2004
Domestic	—	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—	—
TOTAL
2005
Domestic	—	—	—	—	—	—	—	—	—	—
Foreign	—	—	—	—	—	—	—	—	—	—
TOTAL
2006
Domestic	—	—	—	—	—	—	—	—	—	—
Foreign	503	58%	363	42%	—	—	—	—	866	100%
TOTAL	503	58%	363	42%	—	—	—	—	866	100%

FORM 20-F 2006     Alcatel-Lucent – F-149

Back to Contents

Moreover, for fiscal year 2007, we expect to contribute €105 million to post-retirement and postemployment funds.

Benefit payments

Expected benefit payments for other post-retirement obligation through 2016 are as follows:

Total (in millions of euros)	Expected benefit payments
2007	471
2008	444
2009	435
2010	419
2011	399
2012-2016	1,762

(5) Income taxes

(a)

Deferred tax balances:

(In millions of euros)	2006	2005	2004
Deferred tax assets	11,820	7,345	6,301
Less valuation allowance(1)	(10,145)	(5,577)	(4,636)
Net deferred tax assets	1,675	1,768	1,665
Deferred tax liabilities	(2,105)	(162)	(109)
NET DEFERRED TAXES	(430)	1,606	1,556

(1)  Of which €5,217 million of valuation allowance at December 31, 2006 (€30 million at December 31, 2005 and €62 million at December 31, 2004) related to companies acquired that could be allocated to reduce goodwill if released in future periods.

Major temporary differences giving rise to deferred taxes at December 31 are as follows:

(In millions of euros)	2006	2005	2004
Tax effect of temporary differences related to:
Accounting for long-term contract	(37)	(42)	(16)
Depreciation of property, plant and equipment and intangible assets	(958)	(45)	—
Prepaid pensions	(1,042)	(26)	(21)
Other	(68)	(49)	(72)
Deferred tax liabilities	(2,105)	(162)	(109)
Tax losses carried forward	10,405	5,836	4,858
Accrued pension and retirement obligation	817	463	137
Other reserves	583	351	217
Other	15	695	1,089
Deferred tax assets	11,820	7,345	6,301
Less: Valuation allowance	(10,145)	(5,577)	(4,636)
Deferred tax assets, net	1,675	1,768	1,665
TOTAL DEFERRED TAX ASSETS (LIABILITIES), NET	(430)	1,606	1,556

FORM 20-F 2006     Alcatel-Lucent – F-150

Back to Contents

Deferred tax balances are analyzed as follows:

At December 31, 2006 (in millions of euros)	Current	Non-current	Total
Deferred tax assets (net of valuation allowance)	376	1,299	1,675
Deferred tax liabilities	(207)	(1,898)	(2,105)
TOTAL	169	(599)	(430)

At December 31, 2005 (in millions of euros)	Current	Non-current	Total
Deferred tax assets (net of valuation allowance)	316	1,452	1,768
Deferred tax liabilities	(53)	(109)	(162)
TOTAL	263	1,343	1,606

At December 31, 2004 (in millions of euros)	Current	Non-current	Total
Deferred tax assets (net of valuation allowance)	235	1,430	1,665
Deferred tax liabilities	(33)	(76)	(109)
TOTAL	202	1,354	1,556

(b)

Analysis of income tax (expense) benefit

(In millions of euros)	2006	2005	2004
Current tax (expense) benefit	(94)	(52)	82
Net change in operating losses carried forward	127	(34)	110
Net change in valuation allowance	11	119	(10)
Other deferred tax (expense) benefit	(2)	(189)	(191)
Income tax (expense) benefit	42	(156)	(9)

(c)

Effective income tax rate

(In millions of euros)	2006	2005	2004
Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, impairment of goodwill, minority interests and extraordinary items	(131)	985	678
Average income tax rate	44,4%	32.3%	28.4%
Expected tax (charge) benefit	58	(318)	(193)
Impact of:
— net change in valuation allowance	11	119	(10)
— tax credits	16	5	14
— other	(44)	38	180
Actual income tax (charge) benefit	42	(156)	(9)
Effective tax rate	32.1%	15.8%	1.4%

(d)

Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, impairment of goodwill, minority interests and extraordinary items by geographical origin:

(In millions of euros)	2006	2005	2004
France	(454)	251	84
Foreign	323	734	590
Income (loss) before tax	(131)	985	674

FORM 20-F 2006     Alcatel-Lucent – F-151

Back to Contents

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

Through our normal course of business, we have entered into guarantees and indemnifications which mainly arose from the following situations:

•

Business sale agreements;

•

Intellectual property indemnification obligations;

•

Lease agreements;

•

Third-party debt agreements;

•
Indemnification of lenders and agents under our credit and support facilities and security arrangements;

•

Indemnification of counterparties in receivables securitization transactions;

•

Other indemnification agreements.

Guarantees and indemnification agreements are mainly disclosed in Note 31 with:

•

“debt guarantees” for third-party debt agreements, indemnification of lenders and agents under our credit and support facilities and security arrangements and indemnification of counterparties in receivables securitization transactions;

•

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

Change of product warranty reserve during fiscal 2006, 2005 and 2004:

(In millions of euros)	2006
As of January 1, 2006	337
Additional reserves	203
Used	(140)
Changes in estimates of pre-existing warranties	(104)
Change in consolidated companies	133
Exchange differences and other	(4)
As of December 31, 2006	425

(In millions of euros)	2005
As of January 1, 2005	380
Additional reserves	144
Used	(128)
Changes in estimates of pre-existing warranties	(100)
Change in consolidated companies	4
Exchange differences and other	37
As of December 31, 2005	337

FORM 20-F 2006     Alcatel-Lucent – F-152

Back to Contents

(In millions of euros)	2004
As of January 1, 2004	574
Additional reserves	123
Used	(139)
Changes in estimates of pre-existing warranties	(141)
Change in consolidated companies	(49)
Exchange differences and other	12
As of December 31, 2004	380

Disclosures related to guarantees given are set forth in Note 31.

(7) Other information on affiliates

Market value of Alcatel-Lucent’s stake in listed equity affiliates at December 31, 2006:

(In millions of euros)	% interest	Net value	Market value
Thales	9.5%	385	615

In addition, dividends received in 2006 from equity affiliates amounted to €14 million (€15 million for 2005 and €20 million for 2004).

(8) Combined information concerning subsidiaries consolidated using the proportionate consolidation method

This information is provided in Note 16d.

(9) Recently issued U.S. Accounting Standards

In February 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155 – among other things – permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Alcatel-Lucent does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In March 2006, the FASB issued FASB Statement No. 156 Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140 (“SFAS 156”). SFAS 156 amends SFAS  140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006. Alcatel-Lucent does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes (“SFAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Alcatel-Lucent is currently evaluating the impact FIN 48 will have on its financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157 Fair Value Measurements (“SFAS 157”). This pronouncement defines fair value establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Alcatel-Lucent is currently evaluating the impact SFAS 157 will have on its financial position or resultS of operations.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB 108), Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which is effective for calendar-year companies as of December 31, 2006. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified, the guidance in SAB Topic 1M, Financial Statements — Materiality, (SAB 99) should be applied to determine whether the misstatement is material. The application of SAB 108 did not have any impact on Alcatel-Lucent consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.

FORM 20-F 2006     Alcatel-Lucent – F-153

Back to Contents

In September 2006, the FASB issued FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions, that requirement being effective for fiscal years ending after December 15, 2008. The pronouncement does not require prior periods to be restated to reflect the impact of SFAS 158. The company adopted SFAS 158 in the fiscal year ended December 31, 2006 (see notes 40(3) and 41(4) for the impact of the adoption).

In February 2007, the FASB issued FASB Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. Alcatel-Lucent is currently evaluating the impact SFAS 159 will have on its financial position or results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on Alcatel-Lucent’s present or future consolidated financial statements.

Note 42 - Subsequent events

On February 22, 2007, after a three-week trial in U.S. District Court in San Diego, California, a jury returned a verdict in favor of Lucentagainst Microsoft in the first of a number of scheduled patent trials . In this first trial involving two of Lucent’s “Audio Patents”, the jury found all the asserted claims of the patents valid and infringed, and awarded Lucent damages in an amount exceeding $1.5 billion. The court still must determine certain issues before entering the final judgment. The jury verdict is likely to be subject to various motions and appeals by Microsoft. There can be no assurance that the jury verdict will not be changed or reversed in whole or in part.

Lucent and Microsoft, Dell and Gateway are involved in a number of patent litigations in various jurisdictions. In the summer of 2003, the Gateway, Dell and Microsoft litigations in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including in the trial described above. Additional trials in this case against Microsoft, Dell and Gateway are scheduled later in 2007.

On March 30, 2007, Lucent redeemed all its outstanding 8% convertible subordinated debentures due 2031, for an aggregate principal amount of €370 million.

FORM 20-F 2006     Alcatel-Lucent – F-154