Form 20-F
period 2007-12-31
ALCATEL LUCENT
filed 2008-04-08
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007	OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11130

ALCATEL LUCENT

 (Exact name of Registrant as specified in its charter)

 N/A

(Translation of Registrant’s name into English)

Republic of France

(Jurisdiction of incorporation or organization)

54, rue La Boétie

75008 Paris, France

(Address of principal executive offices)

Rémi Thomas

Telephone Number 33 (1) 40 76 10 10

Facsimile Number 33 (1) 40 76 14 00

54, rue La Boétie

75008 Paris, France

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing
one ordinary share,
nominal value €2 per share*	New York Stock Exchange

____________

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

2,317,441,420 ordinary shares, nominal value €2 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

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

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP International Financial Reporting Standards as issued by the International Accounting Standards Board Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

Back to Contents

Table of Contents

1

Selected financial data

5

1.1

Condensed consolidated income statement and balance sheet data

6

1.2

Exchange rate information

7

2

Activity overview

8

2.1

Carrier Segment

8

2.2

Enterprise Segment

9

2.3

Services Segment

9

3

Risk factors

10

3.1

Risks relating to the business combination between Alcatel and Lucent

10

3.2

Risks relating to the business

11

3.3

Legal risks

13

3.4

Risks relating to the market

14

3.5

Risks relating to ownership of our ADSs

16

4

Information about the Group

18

4.1

General

18

4.2

History and development

18

4.3

Structure of the principal companies consolidated in the Group as of December 31, 2007

22

4.4

Real estate and equipment

23

4.5

Material contracts

24

5

Description of the Group’s activities

27

5.1

Business organization

27

5.2

Carrier Segment

28

5.3

Enterprise Segment

32

5.4

Services Segment

33

5.5

Marketing and distribution of our products

34

5.6

Competition

34

5.7

Technology, Research and Development

35

5.8

Intellectual property

36

5.9

Sources and availability of materials

37

5.10

Seasonality

37

5.11

Our activities in certain countries

37

5.12

Environmental matters

37

5.13

Human resources

38

2 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

6

Operating and financial review and prospects

45

6.1

Overview of 2007

50

6.2

Consolidated results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006

51

6.3

Results of operations by business segment for the year ended December 31, 2007 compared to the year ended December 31, 2006

54

6.4

Consolidated results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005

56

6.5

Results of operations by business segment for the year ended December 31, 2006 compared to the year ended December 31, 2005

58

6.6

Liquidity and capital resources

60

6.7

Contractual obligations and off-balance sheet contingent commitments

63

6.8

Outlook for 2008

66

6.9

Qualitative and quantitative disclosures about market risk

67

6.10

Legal matters

69

6.11

Research and Development expenditures

73

7

Corporate governance

76

7.1

Management

76

7.2

Board of directors

93

7.3

Committees of the Board

98

7.4

Compensation

102

7.5

Stock Options and other securities held by Directors and senior executives

106

7.6

Statement of Business Principles

108

7.7

Regulated agreements and commitments, and related party transactions

108

8

Information concerning our capital

110

8.1

Share capital and voting rights

110

8.2

Diluted capital

110

8.3

Authorizations concerning our capital

111

8.4

Changes in our capital over the last five years

112

8.5

Purchases of Alcatel-Lucent shares by the company

113

8.6

Outstanding Instruments giving right to shares

114

9

Stock exchange and shareholding

117

9.1

Listing

117

9.2

Trading over the last five years

118

9.3

Shareholder profile

119

9.4

Breakdown of capital and voting rights

120

9.5

Changes in shareholding over the last three years

121

9.6

Shareholders’ General Meeting

122

9.7

Evolution of the dividend over the last five years

123

2007 ANNUAL REPORT ON FORM 20-F - 3

Back to Contents

10 Additional information

124

10.1

Legal information

124

10.2

Specific provisions of the Articles of Association and of law

125

10.3

American Depositary Shares, taxation and certain other matters

130

10.4

Documents on display

136

11

Controls and procedures, Statutory Auditors’ fees and other matters

137

11.1

Controls and procedures

137

11.2

Report of independent registered public accounting firms

138

11.3

Appointment of Statutory Auditors

139

11.4

Statutory Auditors’ fees

139

11.5

Audit Committee financial expert

140

11.6

Code of ethics

141

11.7

Financial statements

141

11.8

Exhibits

141

11.9

Cross-reference table between Form 20-F and this document

142

12

Consolidated financial statements at December 31, 2007

148

2007-2006 report of independent registered public accounting firms

150

2005 report of independent registered public accounting firm

151

Consolidated income statements

152

Consolidated balance sheets

153

Consolidated statements of cash flows

155

Consolidated statements of recognized income and expense

156

Consolidated statements of changes in shareholders’ equity

157

Notes to consolidated financial statements

158

4 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

1

SELECTED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. IFRS, as adopted by the European Union, differs in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our consolidated financial statements presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board.

We did not prepare financial statements in accordance with IFRS prior to 2004 as we were only required to present our financial statements in accordance with French Generally Accepted Accounting Principles. Accordingly, we have not provided selected financial data for 2003.

Also, as permitted by recent changes in U.S. securities laws, we no longer provide a reconciliation of our net income and shareholders’ equity as reflected in our financial statements that are prepared in accordance with IFRS, as adopted by the European Union and that are also in conformity with IFRS as issued by the International Accounting Standards Board, to U.S. GAAP.

On November 30, 2006, historical Alcatel and Lucent Technologies Inc. (“Lucent”) completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector created with Finmeccanica and our railway signaling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and in April 2007, we completed the sale of our ownership interests in the two joint ventures in the space sector.

As a result of the Lucent transaction, our 2006 financial results include (i) 11 months of results of only historical Alcatel and (ii) one month of results of the combined company. As a result of the Thales transaction, our 2004, 2005 and 2006 financial results pertaining to the businesses transferred to Thales are treated as discontinued operations. Further, our 2005 and 2006 financial results take into account the effect of the change in accounting policies on employee benefits with retroactive effect from January 1, 2005 as described in the section “Changes in Accounting Standards as of January 1, 2007” and in Note 4 of our consolidated financial statements included elsewhere in this document.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2007 and 2006 included several negative, non-cash impacts of purchase accounting entries.

2007 ANNUAL REPORT ON FORM 20-F - 5

Back to Contents

1.1

CONDENSED CONSOLIDATED INCOME STATEMENT
AND BALANCE SHEET DATA

	For the year ended December 31,
(In millions, except per share data)	2007 (1)	2007	2006	2005	2004
Income Statement Data
Revenues	$25,892	€17,792	€12,282	€11,219	€10,263
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement plan amendment	(1,033)	(707)	687	1,016	1,003
Restructuring costs	(1,250)	(856)	(707)	(79)	(313)
Income (loss) from operating activities	(6,205)	(4,249)	(146)	1,066	602
Income (loss) from continuing operations	(5,969)	(4,087)	(219)	855	431
Net income (loss)	(5,078)	(3,477)	(61)	963	645
Net income (loss) attributable to equity holders of the parent	(5,138)	(3,518)	(106)	922	576
Earnings per Ordinary Share
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share
Basic (2)	(2.67)	(1.83)	(0.18)	0.59	0.27
Diluted (3)	(2.67)	(1.83)	(0.18)	0.59	0.26
Dividend per ordinary share (4)	-	-	0.16	0.16	-
Dividend per ADS (4)	-	-	0.16	0.16	-

	At December 31,
(In millions)	2007(1)	2007	2006	2005	2004
Balance Sheet Data
Total assets	$49,402	€33,830	€41,890	€21,346	€20,629
Marketable securities and cash and cash equivalents	7,698	5,271	5,994	5,150	5,163
Bonds, notes issued and other debt - Long-term part	6,666	4,565	5,048	2,752	3,491
Current portion of long-term debt	705	483	1,161	1,046	1,115
Capital stock	6,768	4,635	4,619	2,857	2,852
Shareholders’ equity attributable to the equity holders of the parent after appropriation (5)	16,402	11,232	15,910	6,130	4,913
Minority interests	752	515	495	475	373

(1)

Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S.$1.4603 on December 31, 2007.

(2)

Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:

– ordinary shares: 2,255,890,753 in 2007; 1,449,000,656 in 2006; 1,367,994,653 in 2005; 1,349,528,158 in 2004 (including 120,780,519 shares related to bonds mandatorily redeemable for ordinary shares).

(3)

Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

– ordinary shares: 2,255,890,753 in 2007; 1,449,000,656 in 2006, 1,376,576,909 in 2005 and 1,362,377,441 in 2004.

(4)

Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of directors has announced that it will propose to not pay a dividend for 2007 at our Annual Shareholders’ Meeting to be held on May 30, 2008.

(5)

Amounts presented are net of dividends distributed. Shareholders’ equity attributable to holders of the parent before appropriation are €11,232 million, €16,280 million, €6,349 million and €4,913 million as of December 31, 2007, 2006, 2005 and 2004 respectively and dividends proposed or distributed amounted to €0 million, €370 million, €219 million and €0 million as of December 31, 2007, 2006, 2005 and 2004 respectively.

6 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

1.2

EXCHANGE RATE INFORMATION

The table below shows the average noon buying rate of euro from 2003 to 2007. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

Year	Average rate (1)
2007	$1.3797
2006	$1.2728
2005	$1.2400
2004	$1.2478
2003	$1.1411
(1) The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low
March 2008	$1.5805	$1.5195
February 2008	$1.5187	$1.4495
January 2008	$1.4877	$1.4574
December 2007	$1.4759	$1.4344
November 2007	$1.4862	$1.4435
October 2007	$1.4468	$1.4092
September 2007	$1.4219	$1.3606

On April 4, 2008, the noon buying rate was €1.00 = $1.5735.

2007 ANNUAL REPORT ON FORM 20-F - 7

Back to Contents

2

ACTIVITY OVERVIEW

The chart below sets forth our three current business segments: Carrier, Enterprise and Services.

However, since our announcement on October 31, 2007 of the changes in management of our three segments and the restructuring of our business groups within the Carrier segment, we no longer organize our Carrier segment according to three business groups (Wireline, Wireless and Convergence). Currently, our Carrier segment is organized into seven business divisions: IP, Fixed Access, Optics, Multicore, Applications, CDMA networks and Mobile Access. The following discussion regarding the Carrier segment is therefore provided for the continuity of analysis for full year 2007 and may not be provided as such in future reports.

All market positions are based on 2007 full-year published reports. We did not include unpublished ones.

2.1

CARRIER SEGMENT

Wireline
Position	Activities	Market positions

A world leader and privileged partner of telecom operators, enterprises and governments in transforming networks toward an all-IP (Internet Protocol) architecture – using broadband access, traffic aggregation to the optical transport network – with central focus on the IP intelligent router market. Our technology allows service providers to enrich the end-user experience which creates sustainable value.

Activities focus on the three main market segments: access, optics and IP (Internet Protocol). The portfolio of products offered by the wireline group may be deployed anywhere in legacy and next-generation networks from the core to the access, facilitating the delivery of voice, data and video services (Triple Play) over broadband.

#1 in Broadband Access with 44% of DSL market share (in revenues) (1)

#1 in optics (Terrestrial and Submarine) with 23.5% of market share (in revenues) (2)

#2 in IP/MPLS service EDGE Routers with 18% of market share (in revenues) (3)

(1) Dell’Oro. (2) Ovum RHK. (3) Ovum RHK.

Wireless
Position	Activities	Market positions

One of the world’s leading suppliers of wireless communications product offerings across a variety of wireless technologies; designing and supplying mobile telecommunications infrastructure for telecommunications operators.

Activities focus on wireless product offerings for 2G (GSM/GPRS/EDGE, CDMA), 3G (UMTS/HSPA/EV-DO) and 4G networks (WiMAX, LTE) from access to core switching.

#3 in GSM/GPRS/EDGE Radio Access Networks with 10.1% of market share (in revenues) (4)

#3 in W-CDMA with 10.5% of market share (in revenues) (5)

#1 in CDMA with 47.4% of market share (in revenues) (6)

Included in 1st tier WiMAX vendors (7)

(4) Dell’Oro. (5) Dell’Oro. (6) Dell’Oro. (7) Current Analysis Inc.

8 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Convergence
Position	Activities	Market positions

A leading supplier of communications product offerings that enable the delivery of innovative voice and multimedia services across a variety of devices and converged networks to serve some of the world’s largest fixed and mobile service providers.

Develop IP multimedia subsystems (IMS), and create advanced multimedia applications, including TV over IP, fixed and mobile video, music services, IP communication applications, and billable end-user services (charging and billing with converged payment, subscriber data management).

A leader in IMS with broad field experience, including 25 deployments or advanced trials and a leader in subscriber data management applications that have been deployed in more than 190 networks.

2.2

ENTERPRISE SEGMENT

Position	Activities	Market positions
A world leader in the delivery of secure, dynamic communication product offerings for enterprises and government agencies, with emphasis on education, finance, healthcare and hospitality industries.

Supply IP communication product offerings that interconnect networks, people, business processes and knowledge with real time communications (secure networking, telephony, Genesys contact center and mobile applications) for small, medium, large and extra-large companies and public agencies.

#1 in Western Europe Enterprise Telephony with 21.2% of market share (in revenues) (8)
(8) Synergy Research Group.

2.3

SERVICES SEGMENT

Position	Activities	Market positions
A world leader in supplying services for operators, companies, industry and the public sector, with particular expertise in integrating complete telecommunication end-to-end product offerings.

Activities focus on supplying complete product offerings for networks’ entire life cycle – consultation and conception, integration and deployment, exploitation and maintenance, as well as various partnership models to facilitate a total or partial outsourcing of operations.

Since many of our competitors define this market differently, we are unable to provide market positions.

2007 ANNUAL REPORT ON FORM 20-F - 9

Back to Contents

3

RISK FACTORS

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

3.1

RISKS RELATING TO THE BUSINESS COMBINATION
BETWEEN ALCATEL AND LUCENT

We may fail to realize the anticipated cost savings, revenue enhancements and other benefits expected from the business combination.

As part of the integration of historical Alcatel and Lucent following the business combination, we are executing plans to consolidate support functions, optimize our supply chain and procurement structure, leverage our Research and Development and services across a larger base, and reduce our worldwide workforce by approximately 16,500 positions (before the impact of acquisitions and insourcing contracts). These actions are expected to result in significant cost savings, opportunities for revenue synergies and other synergistic benefits.

However, in the course of 2007, we experienced delays in the execution of our integration and cost reduction plans. In addition, the challenges inherent in the combination of global business enterprises of the size and scope of historical Alcatel and Lucent have been more complex than expected. These two factors, coupled with the continuing consolidation among both service providers and telecommunications equipment makers in 2007, have created disruptions in market conditions.

Looking forward, we cannot give assurance that pricing conditions will improve in our industry and that we will not be affected by further delays in the execution of our integration and cost reduction plans. These two factors could therefore negatively impact both our operations and our financial results.

Uncertainties associated with our integration and cost reduction plans may cause a loss of employees and may otherwise materially adversely affect our future business and operations.

Our success depends in part upon our ability to retain our key employees. Competition for qualified personnel can be intense. Our current and prospective employees may continue to experience uncertainty about their roles with us as we work through our integration and cost reduction plans. This may materially adversely affect our ability to attract and retain key management, sales, marketing, technical and other personnel. We have already experienced some limited retention issues in 2007. We can give no assurance that in the future, we will be able to attract or retain our key employees to the same extent that we have been able to attract or retain our employees prior to the business combination.

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

10 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

The Group’s pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of the financial markets world-wide, the level of interest rates, and changes in legal requirements. These plans are also costly, and our efforts to fund or control those costs may be ineffective.

In particular, many former and current employees and retirees of the Group in the U.S. participate in one or more of the following benefit plans:

•

management pension plan;

•

occupational pension plans;

•

post-retirement health care benefit plan for former management employees; and

•

post-retirement health care benefit plan for formerly represented employees.

The performance of the financial markets and the level of interest rates impact the funding obligations for the Group’s pension plans.

The Group’s qualified U.S. pension plans meet ERISA’s current funding requirements, and we do not expect the Group will make any contributions to these plans through 2009. We are unable to provide an estimate of future funding requirements beyond fiscal year 2009 for the Group’s U.S. pension plans. However, based on actuarial projections and stochastic projections (that is simulations based on random variation of selected inputs), we believe it is unlikely that any required contributions through fiscal year 2012 would have a material adverse effect on our liquidity.

As of January 1, 2008 we estimate that all of our material U.S. pension plans are overfunded under the newly effective rules of the Pension Protection Act of 2006 (the “PPA”), assuming such rules were fully effective. The PPA impacts the funding requirements for the Group’s U.S. pension plans by altering the manner in which liabilities and asset values are determined for the purpose of calculating required pension contributions and the timing and manner in which required contributions to under-funded pension plans would be made. These changes resulting from the PPA remain subject to final regulations. When compared to prior law, the PPA rules could significantly increase the funding requirements for the Group’s U.S. management pension plan and reduce excess pension assets that could be available to fund retiree health care benefits for the Group’s formerly represented employees. Accordingly, the amounts we might contribute to these benefit plans are subject to uncertainty.

The fair market value of assets held in the Group’s U.S. pension trust was approximately €24.6 billion as of December 31, 2007.

The PPA, as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act, 2007, provides for “collectively bargained” transfers and “multi-year” transfers under Section 420 of the Internal Revenue Code, under which pension assets in excess of 125% (for collectively bargained transfers) and 120% (for multi-year transfers) of pension plan funding obligations would be available to fund health care costs for Lucent’s formerly represented retirees.

As of the January 1, 2008 valuation date, there were approximately €2.3 billion of pension plan assets that would be eligible for “collectively bargained” transfers to fund retiree health care costs for Lucent’s formerly represented retirees. Under a “multi-year” Section 420 transfer, as of the same valuation date, €2.7 billion would be available to fund retiree health care. The Group expects to make a “collectively bargained” transfer during 2008 to cover the formerly represented retiree health care costs for 2008. Based on current actuarial assumptions we believe it is likely that almost all of the healthcare funding required for the Group’s formerly represented retirees (assuming the present level and structure of benefits) could be addressed through Section 420 transfers.

The Group has also taken some steps, and we may take additional actions over time, to reduce the overall cost of our U.S. retiree health care benefit plans and the share of these costs borne by us, consistent with legal requirements and any collective bargaining obligations. However, the cost increases may exceed our ability to reduce these costs. In addition, the reduction or elimination of U.S. retiree health care benefits by the Group has led to lawsuits against us. Any other initiatives that we undertake to control or reduce costs may lead to additional claims against us.

3.2

RISKS RELATING TO THE BUSINESS

We operate in a highly competitive industry with many participants. Our failure to compete effectively would harm our business.

We operate in a highly competitive environment in each of our businesses, competing on the basis of product offerings, technical capabilities, quality, service and pricing. Competition for new service provider and enterprise customers as well as for new infrastructure deployments is particularly intense and increasingly focused on price. We offer customers and prospective customers many benefits in addition to competitive pricing, including strong support and integrated services for quality, technologically-advanced products; however, in some situations, we may not be able to compete effectively if purchasing decisions are based solely on the lowest price.

2007 ANNUAL REPORT ON FORM 20-F - 11

Back to Contents

We have a number of competitors, many of which currently compete with us and some of which are very large, with substantial technological and financial resources and established relationships with global service providers. Some of these competitors have very low cost structures, support from governments in their home countries, or both. In addition, new competitors may enter the industry as a result of acquisitions or shifts in technology. These new competitors, as well as existing competitors, may include entrants from the telecommunications, computer software, computer services, data networking and semiconductor industries. We cannot assure you that we will be able to compete successfully with these companies. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that we cannot or will not match or offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to customers, prospective customers, employees and strategic partners.

Technology drives our products and services. If we fail to keep pace with technological advances in the industry, or if we pursue technologies that do not become commercially accepted, customers may not buy our products or use our services.

The telecommunications industry uses numerous and varied technologies and large service providers often invest in several and, sometimes, incompatible technologies. The industry also demands frequent and, at times, significant technology upgrades. Furthermore, enhancing our services revenues requires that we develop and maintain leading tools. We will not have the resources to invest in all of these existing and potential technologies. As a result, we concentrate our resources on those technologies that we believe have or will achieve substantial customer acceptance and in which we will have appropriate technical expertise. However, existing products often have short product life cycles characterized by declining prices over their lives. In addition, our choices for developing technologies may prove incorrect if customers do not adopt the products that we develop or if those technologies ultimately prove to be unviable. Our revenues and operating results will depend to a significant extent on our ability to maintain a product portfolio and service capability that is attractive to our customers, to enhance our existing products, to continue to introduce new products successfully and on a timely basis and to develop new or enhance existing tools for our services offerings.

The development of new technologies remains a significant risk to us, due to the efforts that we still need to make to achieve technological feasibility; due – as mentioned above – to rapidly changing customer markets; and due to significant competitive threats. Our failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on our business and operating results.

A small number of our customers account for a substantial portion of our revenues, and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending of these service providers could significantly reduce our revenues, profitability and cash flow.

A few large telecommunications service providers account for a substantial portion of our revenues. As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obligated to purchase a certain amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry will make us extremely vulnerable to downturns or slowdowns in spending in that industry.

We have long-term sales agreements with a number of our customers. Some of these agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

We have entered into long-term sales agreements with a number of our large customers, and we expect that we will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require us to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require, us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically important products. The costs incurred in fulfilling some of these sales agreements may vary substantially from our initial cost estimates. Any cost overruns that cannot be passed on to customers could adversely affect our results of operations.

12 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

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

We have significant international operations and a significant amount of our revenues are made in emerging markets and regions.

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

We are involved in significant joint ventures and are exposed to problems inherent to companies under joint management.

We are involved in significant joint venture companies. The related joint venture agreements may require unanimous consent or the affirmative vote of a qualified majority of the shareholders to take certain actions, thereby possibly slowing down the decision-making process. Our largest joint venture, Alcatel Shanghai Bell, has this type of requirement. We own 50% plus one share of Alcatel Shanghai Bell, the remainder being owned by the Chinese government. On February 12, 2008 we also announced a memorandum of understanding with NEC to create a joint venture that will focus on the development of Long Term Evolution (LTE) wireless broadband access product offerings. This joint venture may also be subject to similar governance provisions.

3.3

LEGAL RISKS

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

We are defendants in various lawsuits. These lawsuits against us include such matters as commercial disputes, claims regarding intellectual property, customer financing, product discontinuance, asbestos claims, labor, employment and benefit claims and others. We are also involved in certain investigations by government authorities. For a discussion of some of these legal proceedings and investigations, you should read “Legal Matters” in Section 6.10 of this annual report and Note 34 to our consolidated financial statements included elsewhere in this document. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material losses resulting from these claims could adversely affect our profitability and cash flow.

2007 ANNUAL REPORT ON FORM 20-F - 13

Back to Contents

If we fail to protect our intellectual property rights, our business and prospects may be harmed.

Intellectual property rights, such as patents, are vital to our business and developing new products and technologies that are unique is critical to our success. We have numerous French, U.S. and foreign patents and numerous pending patents. However, we cannot predict whether any patents, issued or pending, will provide us with any competitive advantage or whether such patents will be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, could prevail over our patent rights or otherwise limit our ability to sell our products. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our proprietary technology. In addition, patent applications currently pending may not be granted. If we do not receive the patents that we seek or if other problems arise with our intellectual property, our competitiveness could be significantly impaired, which would limit our future revenues and harm our prospects.

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

Our operations are subject to a wide range of environmental, health and safety laws, including laws relating to the use, disposal and clean up of, and human exposure to, hazardous substances. In the United States, these laws often require parties to fund remedial action regardless of fault. Although we believe our aggregate reserves are adequate to cover our environmental liabilities, factors such as the discovery of additional contaminants, the extent of required remediation and the imposition of additional cleanup obligations could cause our capital expenditures and other expenses relating to remediation activities to exceed the amount reflected in our environmental reserves and adversely affect our results of operations and cash flows. Compliance with existing or future environmental, health and safety laws could subject us to future liabilities, cause the suspension of production, restrict our ability to utilize facilities or require us to acquire costly pollution control equipment or incur other significant expenses.

3.4

RISKS RELATING TO THE MARKET

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers regarding their deployment of technology and their timing of purchases, as well as demand and spending for communications services by businesses and consumers.

Growth in the global telecommunications industry slowed in 2007, largely reflecting slightly negative growth in the global market for carrier telecommunications equipment and related applications and services at actual exchange rates. Although we believe the demand for telecommunications services will continue to grow in 2008, the equipment side of the industry is more likely to see a continuation of 2007’s slightly negative growth, at current exchange rates. Moreover, the rate of growth could vary geographically and across different technologies, and is subject to substantial fluctuations. The specific industry segments in which we participate may not experience the growth of other segments. In that case, the results of our operations may be adversely affected.

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

14 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Our business requires a significant amount of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.

Our working capital requirements and cash flows have historically been, and they are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

•

the level of sales;

•

the collection of receivables;

•

the timing and size of capital expenditures;

•

costs associated with potential restructuring actions; and

•

customer financing obligations.

In order to finance our business, we expect to use available cash and investments and to continue to have access to a syndicated credit facility allowing for the drawdown of significant levels of debt if required. However, we expect that the ability to draw on this facility will be conditioned upon our compliance with the financial covenant and other conditions included in the loan documents. We can give no assurance  that we will be in compliance with the financial covenant and other conditions required by our lenders at all times in the future.

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

2007 ANNUAL REPORT ON FORM 20-F - 15

Back to Contents

An impairment of other intangible assets or goodwill would adversely affect our financial condition or results of operations.

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of December 31, 2007. In connection with the combination between Alcatel and Lucent, a significant amount of additional goodwill and acquired intangible assets were recorded as a result of the purchase price allocation.

Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events such as product discontinuances, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be wholly recoverable.

Historically, we have recognized significant impairment charges due to various reasons, including some of those noted above as well as potential restructuring actions or adverse market conditions that are either specific to the telecommunications industry or general in nature. For instance, we accounted for an impairment loss of €2.9 billion in 2007. Additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition.

3.5

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

16 - 2007 ANNUAL REPORT ON FORM 20-F

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

An investor located in the United States may find it difficult to:

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

2007 ANNUAL REPORT ON FORM 20-F - 17

Back to Contents

4

INFORMATION ABOUT THE GROUP

4.1

GENERAL

We provide product offerings that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, we offer the end-to-end product offerings that enable communications services for residential, business customers and customers on the move. With operations in more than 130 countries, we are a local partner with global reach. We have one of the most experienced global services teams in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry.

Alcatel-Lucent is a French société anonyme, established in 1898, originally as a listed company. Our corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code and the financial and monetary code.

Our registered office and principal place of business is 54, rue La Boétie, 75008 Paris, France, our telephone number is 33 (1) 40 76 10 10 and our website address is www.alcatel-lucent.com. The contents of our website are not incorporated into this document.

The address for Stephen R. Reynolds, our authorized representative in the United States, is Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

4.2

HISTORY AND DEVELOPMENT

Set forth below is an outline of certain significant events of Alcatel-Lucent from formation until 2004:

May 31, 1898	French engineer Pierre Azaria forms the Compagnie Générale d’Électricité (CGE) with the aim of taking on the likes of AEG, Siemens and General Electric
1925	Acquisition by CGE of Compagnie Générale des Câbles de Lyon
1928	Formation of Alsthom by Société Alsacienne de Constructions Mécaniques and Compagnie Française Thomson-Houston
1946	Formation of Compagnie Industrielle des Téléphones (CIT)
1966	Acquisition by CGE of the Société Alsacienne de Constructions Atomiques, de Télécommunications et d’Électronique (Alcatel)
1970	Ambroise Roux becomes CGE’s Chairman. At the end of his term (1982), he remains Honorary Chairman until his death in 1999
1982	Jean-Pierre Brunet becomes CGE’s Chairman
1984

Georges Pebereau becomes CGE’s Chairman

Thomson CSF’s public telecommunication and business communication operations are merged into a holding company Thomson Télécommunications, which is acquired by the CGE group

1985	Alsthom Atlantique changes its name to Alsthom Merger between CIT-Alcatel and Thomson Télécommunications. The new entity adopts the name Alcatel
1986

Formation of Alcatel NV following an agreement with ITT Corporation, which sells its European telecommunications activities to CGE.

Pierre Suard becomes CGE’s Chairman. CGE acquires an interest in Framatome (40%). Câbles de Lyon becomes a subsidiary of Alcatel NV

1987

Privatization of CGE

Alsthom wins an order to supply equipment for the TGV Atlantique network and leads the consortium of French, Belgian and British companies involved in the building of the northern TGV network

18 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

1988	Alliance of Alsthom and General Electric Company (UK) Merger of Alsthom’s activities and GEC’s Power Systems division into a joint venture
1989	Agreement between CGE and General Electric Company and setting up of GEC Alsthom GEC acquires an equity interest in CGEE Alsthom (a company of CGE) CGEE-Alsthom changes its name to Cegelec
1990

CGE-Fiat agreement. Alcatel acquires Telettra and Fiat acquires a majority stake in CEAC

Acquisition by Câbles de Lyon of Câbleries de Dour (Belgium) and Ericsson’s US cable operations

Agreement on Framatome’s capital structure, with CGE holding a 44.12% stake

1991

Compagnie Générale d’Électricité changes its name to Alcatel Alsthom

Purchase of the transmission systems division of the American group Rockwell Technologies

Câbles de Lyon becomes Alcatel Cable and takes over AEG Kabel

1993	Acquisition by Alcatel Alsthom of STC Submarine Systems, a division of Northern Telecom Europe (today Nortel Networks)
1995	Serge Tchuruk becomes chairman and CEO of Alcatel Alsthom. He restructures the company focusing on telecommunications
1998

Alcatel Alsthom is renamed Alcatel

Acquisition of 16.36% in Thomson-CSF (now Thales)

Acquisition of DSC, a US company, which has a solid position in the US access market

Initial public offering of GEC ALSTHOM which becomes Alstom. Alcatel retains 24% in the newly-formed company

Alcatel sells Cegelec to Alstom

1999

Acquisition of the American companies Xylan, Packet Engines, Assured Access and Internet Devices, specializing in Internet network and solutions

Alcatel raises its ownership in Thomson-CSF (now Thales) to 25.3% and reduces its ownership in Framatome to 8.6%

2000

Acquisition of Newbridge Networks, a Canadian company and worldwide leader in ATM technology networks

Acquisition of the American company Genesys, worldwide leader in contact centers

The Cable and Components activities are subsidiarized and renamed Nexans

2001

Sale of its 24% share in Alstom

IPO of a significant part of Cables & Components business (Nexans activity). Alcatel retains 20% of Nexans shares

Acquisition of the remaining 48.83% stake held in Alcatel Space by Thales, bringing Alcatel’s ownership of Alcatel Space to 100%. After this transaction, Alcatel’s stake in Thales decreases to 20%

Sale of DSL modems activity to Thomson Multimedia

2002

Sale of its remaining interest in Thomson (formerly TMM)

Alcatel acquires control of Alcatel Shanghai Bell

Sale of 10.3 million Thales shares (Alcatel’s shareholding in Thales decreases from 15.83% to 9.7%)

2003	Acquisition of TiMetra Inc., a privately held, US-based company that produces routers Sale of Alcatel’s optical components business to Avanex Sale of SAFT Batteries subsidiary to Doughty Hanson
2004

Alcatel and TCL Communication Technology Holdings Limited form a joint venture mobile handset company. The joint venture company is 55% owned by TCL and 45% owned by Alcatel

Alcatel and Draka Holding NV (“Draka”) combine their respective global optical fiber and communication cable businesses. Draka owns 50.1% and Alcatel owns 49.9% of the new company, Draka Comteq BV

Acquisition of privately held, US-based eDial Inc., a leading provider of conferencing and collaboration services for businesses and telephone companies

Acquisition of privately held, US-based Spatial Communications (known as Spatial Wireless), a leading provider of software-based and multi-standard distributed mobile switching products

Recent events

No 2007 dividend. In light of 2007 results and of a more uncertain market outlook, our Board determined that it is prudent to suspend the payment of a dividend based on 2007 results on our ordinary shares and ADSs. Our Board will present this proposal at our Annual Shareholders’ Meeting on May 30, 2008.

Joint venture with NEC. On February 12, 2008, we and NEC announced the execution of a memorandum of understanding concerning the formation of a joint venture that will focus on the development of Long Term Evolution (LTE) wireless broadband access product offerings. These solutions will support the network evolution of some of the leading carriers around the world. Through this joint development effort, the two companies intend to accelerate the availability of next-generation wireless product offerings. Leveraging the common LTE product strategy and platform of the joint venture, we and NEC will each manage delivery, project execution and dedicated support to our respective customers.

Action by Moody’s. On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

Development in Microsoft case. In a second phase of the San Diego patent infringement litigation with Microsoft Corporation mentioned in “Highlights of transactions during 2007 – Other Matters,” below, on April 4, 2008, a jury awarded Alcatel-Lucent approximately U.S.$ 368 million in damages on additional patents.

2007 ANNUAL REPORT ON FORM 20-F - 19

Back to Contents

Highlights of transactions during 2007

Acquisitions

Acquisition of Informiam. On December 11, 2007, we acquired Informiam LLC, a privately-held U.S.-based company and a pioneer in software that optimizes customer service operations through real-time business performance management. Informiam is now a business unit within Genesys.

Acquisition of NetDevices. On May 24, 2007, we acquired privately-held NetDevices, based in California. NetDevices sells enterprise networking technology designed to facilitate the management of branch office networks.

Acquisition of Tropic Networks. On April 13, 2007, we acquired substantially all the assets, including all intellectual property, of privately-held Tropic Networks. Canada-based Tropic Networks designs, develops and markets regional and metro-area optical networking equipment for use in telephony, data, and cable applications. We and Tropic Networks have been cooperating since July 2004, when historical Alcatel invested in the Canadian start-up.

The financial terms of these all-cash transactions were not disclosed, but were not material to the Group.

Dispositions

Sale of interest in Draka Comteq. In December 2007 we sold our 49.9% interest in Draka Comteq to Draka Holding, N.V., our joint venture partner in this company, for €209 million in cash. Historical Alcatel formed this joint venture with Draka Holding in 2004 by combining its optical fiber and communication cable business with that of Draka Holding.

Sale of interest in Avanex. In October 2007 we sold our 12.4% interest in Avanex to Pirelli and entered into supply agreements with both Pirelli and Avanex for related components. We had acquired these shares in July 2003 when historical Alcatel sold its optronics business to Avanex.

Completion of transactions with Thales. On April 6, 2007, following the authorization of the European Commission on April 4, 2007, we sold our 67% interest in the capital of Alcatel Alenia Space (a joint venture company, created in 2005 with the space assets from Finmeccanica and historical Alcatel) and our 33% interest in the capital of Telespazio (a worldwide leader in satellite services) to Thales for €670 million in cash, subject to an adjustment that will occur in 2009. We had previously completed, on January 5, 2007, the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services in exchange for 25 million newly issued Thales shares and €50 million in cash, including purchase price adjustments.

Other matters

Conclusion of Class A and Class O litigation. Beginning in May 2002, several purported class action lawsuits were filed against us and certain of our officers and Directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of historical Alcatel’s Class O shares (which are no longer outstanding) and the accuracy of other public statements regarding the market for our former Optronics division’s products. The actions were consolidated in the U.S. District Court for the Southern District of New York. In June 2007, the court dismissed the plaintiff’s amended complaint and the time to appeal has expired.

Microsoft case update. On August 6, 2007, the U.S. District Court judge in San Diego, California presiding over our digital music patent infringement litigation with Microsoft Corporation issued his ruling on the post-trial hearings in which Microsoft argued for the reversal of the earlier jury verdict that had awarded us U.S.$ 1.5 billion in damages. The judge agreed with Microsoft and reversed the jury verdict. We have appealed this ruling to the Federal Circuit Court of Appeals in Washington D.C.

Change in credit rating. On September 13, 2007, Standard & Poor’s revised our outlook, together with Lucent’s, from Positive to Stable. At the same time, our BB- long-term corporate rating, which had been set on December 5, 2006, was affirmed. Our B short-term corporate credit rating and Lucent’s B1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also affirmed.

On November 7, 2007, Moody’s lowered the Alcatel-Lucent Corporate Family Rating as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

Highlights of transactions during 2006

Acquisitions

Acquisition of UMTS business from Nortel. On December 4, 2006, we signed an agreement with Nortel Networks Corporation (or Nortel) to acquire Nortel’s UMTS (Universal Mobile Telecommunications System) radio access business (including the technology and product portfolio), associated patents and tangible assets, as well as customer contracts and other related assets, for U.S.$ 320 million. The acquisition was completed on December 31, 2006.

Business combination with Lucent. On April 2, 2006, historical Alcatel and Lucent announced that they had entered into a definitive agreement. Completion of the business combination took place on November 30, 2006 and Lucent became a wholly owned subsidiary. As a result, Alcatel, the parent company, changed its name to Alcatel-Lucent.

20 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

As a result of the business combination, each share of Lucent common stock issued and outstanding immediately prior to the effective time of the business combination was converted into the right to receive 0.1952 (the “Exchange Ratio”) of an ADS representing one ordinary share, nominal value €2.00 per share, of Alcatel-Lucent. Outstanding options to purchase shares of Lucent common stock granted under Lucent’s option plans were converted into the right to acquire our ordinary shares, with the exercise price and the number of ordinary shares adjusted to reflect the Exchange Ratio. Lucent’s warrants and convertible debt securities outstanding at the effective time of the business combination also became exercisable for or convertible into our ADSs and ordinary shares with the strike price and number of ADSs or ordinary shares adjusted to reflect the Exchange Ratio.

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

Acquisition of 2Wire. On January 27, 2006, we acquired a 27.5% stake in 2Wire, a pioneer in home broadband network product offerings, for a purchase price of  U.S.$ 122 million in cash. This company is consolidated under the equity method and its contribution to our 2006 financial results was not significant.

Dispositions

Thales. On December 1, 2006, we signed an agreement with Thales for the transfer of our interests in two joint ventures in the space sector created with Finmeccanica and of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services (see “Highlights of transactions during 2007 – Dispositions” above).

Other Transactions

Buy-out of Fujitsu joint venture. In August 2006, we acquired Fujitsu’s share in Evolium 3G, our wireless infrastructure joint venture with Fujitsu.

Highlights of Transactions during 2005

Acquisitions

Acquisition of Native Networks. On March 17, 2005, we completed the acquisition of Native Networks, Inc., a provider of optical Ethernet goods and services, for U.S.$ 55 million in cash.

Dispositions

Sale of shareholding in Nexans. On March 16, 2005, we sold our shareholding in Nexans, representing 15.1% of Nexans’ share capital, through a private placement.

Sale of electrical power systems business. On January 26, 2005, we completed the sale of our electrical power business to Ripplewood, a U.S. private equity firm.

Other Transactions

Amendment of credit facility. On March 15, 2005, we amended our existing syndicated revolving €1.3 billion credit facility by extending the maturity date from June 2007 to June 2009, with a possible extension until 2011, eliminating one of the two financial covenants, reducing the cost of the facility and reducing the overall amount to €1.0 billion.

Merger of space activities. On July 1, 2005, we completed the merger of our space activities with those of Finmeccanica, S.p.A., an Italian aerospace and defense company, through the creation of two sister companies. We owned 67%, and Alenia Spazio, a unit of Finmeccanica, owned 33%, of the first company, Alcatel Alenia Space, that combined our respective industrial space activities. Finmeccanica owned 67%, and we owned 33%, of the second company, Telespazio Holding, which combined our respective satellite operations and service activities.

Exchange of our interest in joint venture with TCL Communication. On July 18, 2005, we exchanged our 45% shareholding in our joint venture with TCL Communication Technology Holdings Limited for shares of TCL Communication, which resulted in TCL Communication owning all of the joint venture company and our owning 141,375,000 shares of TCL Communication.

2007 ANNUAL REPORT ON FORM 20-F - 21

Back to Contents

4.3

STRUCTURE OF THE PRINCIPAL COMPANIES CONSOLIDATED IN THE GROUP AS OF DECEMBER 31, 2007

 By percentage of share capital held.

22 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

4.4

REAL ESTATE AND EQUIPMENT

We occupy, as an owner or tenant, a large number of buildings, production sites, laboratories and service sites around the world. There are two distinct types of sites with different sizes and features:

•

production and assembly sites dedicated to our various businesses;

•

sites that house research and innovation activities and support functions, which cover a specific region and all businesses.

A significant portion of assembly and research activities are carried out in Europe and China for all of our businesses. We also have operating subsidiaries and production and assembly sites in Canada, the United States, Mexico, Brazil and India.

At December 31, 2007, our total production capacity was equal to approximately 361,000 sq. meters and the table below shows the geographic region by business segment of such production capacity.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 5.12 of this annual report.

ALCATEL-LUCENT, PRODUCTION CAPACITY AT DECEMBER 31, 2007

In thousands of m2	Europe	North America	Asia-Pacific	Total
Carrier	195	69	78	342
Enterprise	15	0	0	15
Services	4	0	0	4
TOTAL	214	69	78	361

We are present in 130 countries and have approximately 800 sites, the most important of which are as follows:

PRODUCTION/ASSEMBLY SITES

Country	Site	Ownership
China	Shanghai	Full ownership
France	Calais	Full ownership
France	Eu	Full ownership
Poland	Bydgoszcz	Full ownership
United States	North Andover	Lease
United States	Columbus	Lease

2007 ANNUAL REPORT ON FORM 20-F - 23

Back to Contents

RESEARCH AND INNOVATION AND SUPPORT SITES

Country	Site	Ownership
Germany	Stuttgart	Lease
Germany	Nuremberg	Lease
Austria	Vienna	Full ownership
Belgium	Anvers	Lease
Brazil	São Paulo	Full ownership
Canada	Ottawa	Lease
China	Shanghai Pudong	Full ownership
Spain	Madrid	Lease
United States	San Francisco Daly City	Lease
United States	Dallas Plano	Full ownership
United States	Whippany	Full ownership
United States	Naperville	Full ownership
United States	Lisle	Full ownership
United States	Murray Hill	Full ownership
France	Villarceaux	Lease
France	Vélizy	Lease
France	Lannion	Full ownership
France	Paris-La Boétie	Lease
France	Orvault	Full ownership
India	Bangalore	Lease
India	Chennai	Lease
Italy	Vimercate	Lease
Mexico	Cuautitlan Izcalli	Full ownership
Netherlands	Hilversum	Lease
United Kingdom	Swindon	Lease
Singapore	Singapore	Lease

4.5

MATERIAL CONTRACTS

Thales agreements

Overview. On December 1, 2006, we signed an agreement with Thales for the transfer of our transportation, security and space activities to Thales and on the future industrial cooperation of the two groups. This agreement follows the execution in 2006 of an agreement among Thales, Finmeccanica S.p.A., an Italian aerospace and defense company, and us, in which Finmeccanica agreed to the transfer to Thales of our 67% interest in Alcatel Alenia Space and our 33% interest in Telespazio Holding, our two joint ventures with Finmeccanica.

On January 5, 2007, our transportation and security activities were contributed to Thales and we received 25 million new Thales shares and a cash payment of €50 million, including purchase price adjustments. The transfer of our space activities to Thales for a cash payment of €670 million was finalized on April 6, 2007.

Cooperation Agreement. In connection with the Thales transaction, we entered into a cooperation agreement on December 1, 2006 with Thales and the French government (the “French State”) governing the relationship between Thales and us after completion of the Thales transaction. The cooperation agreement requires that Thales give preference to the equipment and solutions developed by us, in consideration for our agreement not to submit offers to military clients in certain countries, subject to certain exceptions protecting, in particular, the continuation of Lucent’s business with U.S. defense agencies. The agreement also includes non compete commitments by us with respect to our businesses being contributed to Thales, and by Thales with respect to our other businesses, in each case, subject to limited exceptions. The agreement also provides for cooperation between Thales and us in certain areas relating to Research and Development.

In connection with the Thales transaction, we entered into an amended shareholders agreement on December 28, 2006 with TSA, a French company wholly owned by the French State, which governs the relationship of the shareholders in Thales. The key elements of this relationship are described below.

24 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Board of directors of Thales. The Thales Board of directors is comprised of 16 persons and includes (i) five Directors, proposed by the French State, represented by TSA; (ii) four Directors proposed by us, each of whom must be a citizen of the European Union, unless otherwise agreed by the French State; (iii) two Thales employee representatives; (iv) one representative of the employee shareholders of Thales; and (v) four independent Directors. The French State and we must consult with each other on the appointment of independent Directors. At least one Director appointed by the French State and one Director appointed by us sit on each of the board committees.

The French State and we each have the right to replace members of the Thales Board of directors, such that the number of Directors appointed by each of the French State and us is equal to the greater of:

•

the total number of Directors (excluding employee representatives and independent Directors), multiplied by a fraction, the numerator of which is the percentage of shares held by the French State or us, as the case may be, and the denominator of which is the total shares held by the French State and us; and

•

the number of employee representatives and representatives of employee shareholders on the Thales Board of directors.

Joint Decision-Making. The following decisions of the Thales Board of directors require the approval of a majority of the Directors appointed by us:

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

If the French State and we disagree on (i) major strategic decisions deemed by the French State to negatively affect its strategic interests or (ii) the nomination of a chairman/chief executive officer in which we exercised our veto power, the French State and we must consult in an effort to resolve the disagreement. If the parties cannot reach a joint agreement within 12 months (reduced to three months in the case of a veto exercised on the nomination of the chairman/chief executive officer), either the French State or we may unilaterally terminate the shareholders agreement.

Shareholding in Thales. We will lose our rights under the shareholders agreement unless we hold at least 15% of the capital and voting rights of Thales. The shareholders agreement provides that the participation of the French State in Thales will not exceed 49.9% of the share capital and voting rights of Thales, including the French State’s golden share in Thales (described below under “Agreement Regarding the Strategic Interests of the French State”).

Duration of Shareholders Agreement. The amended shareholders agreement took effect on January 5, 2007 and will remain in force until December 31, 2011. The agreement provides that, unless one of the parties makes a non-renewal request at least six months before the expiration date, the agreement will be automatically renewed for five years. If the French State’s or our equity ownership drops below 15% of the then outstanding share capital of Thales, the following provisions apply:

•

the party whose ownership decreases below 15% of Thales’ share capital will, one year following the date on which such shareholding falls below 15%, no longer have rights under the shareholders agreement unless such party has acquired during that one-year period Thales shares so that it again owns in excess of 15% of the Thales share capital. If a party’s ownership decreases below 15%, the party will take the necessary actions to cause the resignation of the board members it has appointed so that their number reflects the proportion of Thales’ share capital and voting rights that such party maintains;

•

the party whose shareholding has not decreased below the 15% threshold has a right of first refusal to acquire any shares the other party offers for sale to a third party in excess of 1% of the then outstanding share capital of Thales.

Breach of Our Obligations. In the case of a material breach by us of our obligations under the agreement relating to the strategic interests of the French State, which is defined as a breach that the French State determines may jeopardize substantially the protection of its strategic interests, the French State has the power to enjoin us to cure the breach immediately. If we do not promptly cure the breach or if the French State determines that foreign rules of extra territorial application that are applicable to us impose constraints on Thales likely to substantially jeopardize the strategic interests of the French State, the French State is entitled to exercise its termination remedies as described below.

If any natural person’s or entity’s equity ownership of us increases above the 20%; 33.33%, 40% or 50% thresholds, in capital or voting rights, we and the French State must consult as to the consequences of this event and the appropriateness of the agreement respecting the strategic interests of the French State to the new situation. If, after a period of six months following the crossing of the threshold, the French State determines that the share ownership of us is no longer compatible with its strategic interests and that the situation cannot be remedied through an amendment to the shareholders agreement, the French State is entitled to exercise its termination remedies as described below.

2007 ANNUAL REPORT ON FORM 20-F - 25

Back to Contents

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

Agreement Regarding the Strategic Interests of the French State. On December 28, 2006, we entered into a revised agreement with the French State in order to strengthen the protection of the strategic interests of the French State in Thales. The terms of this agreement include, either as an amendment to, or as a separate agreement supplementing the shareholders agreement, the following:

•

we will maintain our executive offices in France;

•

Thales board members appointed by us must be citizens of the European Union, unless otherwise agreed by the French State, and one of our executives or board members who is a French citizen must be the principal liaison between us and Thales;

•

access to classified or sensitive information with respect to Thales is limited to our executives who are citizens of the European Union, and we are required to maintain procedures (including the maintenance of a list of all individuals having access to such information) to ensure appropriate limitations to such access;

•

normal business and financial information with respect to Thales is available to our executives and Directors (regardless of nationality);

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

•

the French State has the ability to restrict access to the Research and Development operations of Thales, and to other sensitive information; and

•

we must use our best efforts to avoid any intervention or influence of foreign state interests in the governance or activities of Thales.

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

The provisions contained in both the NSA and the SSA have not impacted the projected synergies to be realized from the business transaction with Lucent or materially impacted the integration of the businesses of historical Alcatel and Lucent.

26 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1

BUSINESS ORGANIZATION

We believe that our strategy, our product portfolio and our expertise align with the long-term market drivers that will underpin the industry for the next several years, as networks migrate to all-IP based architecture. During the first year of operations as a single company, we strengthened our position in key strategic markets and technologies such as IP and mobile broadband, which we believe are required to position the company for long-term sustained growth. Having said that, and in spite of what we believe to be the promise of this industry and the long term benefits of the historical Alcatel and Lucent business combination, we recognize that market conditions remain difficult, with continued pressure on revenues and margins due to intensified competition and some slowdown of spending in North America. These market conditions along with our commitment to transform the company for the long term led us, on October 31, 2007, to announce a plan to improve profitability and reposition the business. Some parts of the plan are specific to our individual business segments, and they are discussed in the appropriate sections below. Other parts of the plan include changes that extend across the organization. They include:

•

the creation of two regional structures – one for the Americas and one that includes Asia Pacific, Europe, Africa and the Middle East – to replace our four regional structures. Two regions streamline our organization, improve our operational efficiency and allow us to eliminate overlapping functions and reduce overall expenses;

•

the combination of all our research and innovation capabilities into Bell Labs. This affords us the opportunity to eliminate duplicate functions while also gaining greater efficiencies and productivity;

•

a change in our sales channel, or go-to-market strategy, in certain countries where our margins are poor. Currently we operate in about 130 countries. In a small number of those countries, about 10 to 20, the level of our business hampers their profitability. To reduce costs and improve our profitability in those countries we will use an alternate “go-to-market” approach and will continue to support our customers. In addition, as we see lower volumes in some markets, we will adjust our resources geographically to reflect the volume fluctuations;

•

the creation of a new seven person Management Committee, reporting to our CEO, to strengthen clear accountability and ownership for the quick execution of our plans. Specifically, the role of this committee is to oversee our strategy, organization, corporate policy matters, long term financial planning and human resources;

•

the restructuring of our business groups within the Carrier segment. We no longer organize our Carrier segment according to three business groups (Wireline, Wireless and Convergence). Currently, our Carrier segment is organized into seven business divisions: IP, Fixed Access, Optics, Multicore, Applications, CDMA Networks and Mobile Access. The following discussion regarding the Carrier segment, based on the three business groups that were in place up to October 31, 2007, is provided for the continuity of analysis for full year 2007 and may not be provided as such in future publications of our Group.

Carrier			Enterprise	Services
WIRELINE	WIRELESS	CONVERGENCE
Access	GSM/WiMAX	Multicore	Enterprise Solutions	Network Integration
Internet Protocol	W-CDMA	Multimedia & Payment	Genesys	Professional Services
Optics	CDMA/EVDO	IMS Applications & Services	Industrial Components	Maintenance
	Wireless Transmission			Network Operations

For financial information by operating segment and geographic market, see Note 5 to our consolidated financial statements and Chapter 6 – “Operating and financial review and prospects”, included elsewhere in this document.

2007 ANNUAL REPORT ON FORM 20-F - 27

Back to Contents

5.2

CARRIER SEGMENT

For substantially all of 2007, our carrier business segment was comprised of the wireline, wireless and convergence business groups. The carrier segment supplies a broad portfolio of products used by fixed, wireless and convergent service providers, as well as enterprises and governments, for their business critical communications. A key development currently ongoing within the carrier market – which began in the wireline carrier market and is now taking place in the wireless carrier market – is the transformation of networks to a high bandwidth, full Internet Protocol (or IP) architecture. This architecture enables service providers to provide enhanced triple play services (voice, data and video) to end users over any kind of broadband access (copper, fiber, wireless). We are streamlining our core carrier business with an increased portfolio focus on the IP transformation of wireless and wireline networks, as evidenced by our investments in next-generation technologies like IP Service Routing, next-generation optical networking, IP Multimedia Subsystem (or IMS) applications, third generation mobile networks and wireline broadband access.

We extensively reviewed our carrier portfolio in 2007 and we believe that it aligns with the current direction of the market. Following this review, we made the decision not to exit any major areas of our carrier portfolio because we believe that its breadth is an asset. However, as part of the plan we announced on October 31, 2007 to improve profitability and reposition the business, we instituted a plan to reduce product costs by refocusing our R&D and by making a focused effort to use common platforms across the carrier portfolio. We are also streamlining operations in the supply chain for carrier products, and within the Carrier segment we created seven business divisions.

In 2007, our carrier segment revenues were €12,819 million (excluding inter-company sales), representing 72% of our total revenues.

Wireline

General

For substantially all of 2007, the wireline business group had three business divisions: access, optics and Internet Protocol (or IP), each of which included operations and products from both historical Alcatel and Lucent. The portfolio of products supplied by the wireline group is deployed anywhere from the core to the access networks, in legacy and next-generation networks, facilitating the delivery of voice, data and video services over broadband. While we believe we are well positioned in wireline, at the end of 2007 we instituted a product cost improvement program to generate additional savings as part of the plan we announced on October 31, 2007 to improve profitability and reposition the business. In 2007, our wireline business group revenues were €6,003 million (excluding inter-company sales), representing 47% of the carrier segment revenues and 34% of our total revenues.

Access

We are the worldwide leader in broadband access, with 44% of digital subscriber line (or DSL) revenues in 2007 according to industry analyst firm Dell’Oro. The access market is evolving with the recent introduction of Gigabit optical fiber-based Passive Optical Networking (or GPON) technology. In 2007, we were awarded GPON contracts by several carriers including Verizon, AT&T and France Telecom. The fixed access market is driven on one hand by the increasing penetration of broadband in fast growing economies such as China and on the other by the introduction by carriers of advanced services that combine triple play services. Our newest family of access products, which is IP-based, provides support for both DSL and GPON and allows carriers to optimize the combination of these technologies, depending on the network configuration and the area of installation. These products are designed to accommodate expanding demand for new applications requiring greater bandwidth and higher availability. For example, our products permit carriers to offer voice, data and video (triple play functionality) over a single access line, and to deliver to their customers virtually unlimited broadcast channels, video on demand, HDTV (high definition TV), VoIP (voice over IP), high speed Internet, and business access services. The functionality of our products serves the needs of the carriers’ urban, suburban and rural customers.

We believe that our large installed DSL base provides us with a competitive advantage as many of our DSL customers build optical fiber deeper into their access networks, which is closer to the end-user, in order to enhance their broadband service offerings with fiber-based services.

28 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Internet Protocol

Our portfolio of service provider IP switching/routing offerings are led by three product families – multi-service multi-protocol switches, service routers and Ethernet service switches:

•

our multi-service wide-area-network (or MS WAN) switches enable fixed line and wireless carriers to transition their existing networks to support newer technologies and services. They are based on a blend of technologies, which has integrated Asynchronous Transfer Mode (or ATM) and multi-protocol switching functions;

•

our Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) service routers direct traffic within and between carriers’ networks to enable delivery of Internet access, Internet TV, mobile phone and text messaging and managed Virtual Private Networks (or VPNs) on a single common network infrastructure;

•

our Ethernet service switches enable carriers to deliver triple play offerings (voice, data and video) and business VPN services more cost-effectively than traditional methods. Although pervasive in home and business networks, global carrier networks are using Ethernet to support IP-based services due to recent enhancements to Ethernet scalability, reliability and quality of service.

Each of these products is designed to deliver high margin multimedia services, including the full variety of network-based VPNs and other data services used for business computing and communication applications. Our service routers and Ethernet service switches feature state-of-the-art custom processing hardware and software to provide the reliability, global scalability and complex traffic management required by today’s global service providers. Our service routers are particularly well suited for complex triple play services for business, residential and mobile end-users, ensuring the high capacity, reliability and quality of service required to support HDTV channels, voice calls and high bandwidth Internet access. Our IP/MPLS service routers and Ethernet service switches are often used in conjunction with our DSL and GPON access products to deliver these newer residential services.

Optics

Our optics division designs and markets equipment to transport information over fiber optic connections for long distances over land (terrestrial) and undersea (submarine), as well as for short distances in metropolitan and regional areas. According to industry analyst OVUM/RHK, historical Alcatel has had the largest optical networking market share since 2001 and has continued to hold this position following the combination with Lucent.

Terrestrial

Our terrestrial products are designed for long haul and metropolitan/regional applications. With our products, carriers can manage voice, data and video traffic patterns based on different applications or platforms and can benefit from new competitive service offerings by introducing a wide variety of data-managed services, including different service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow carriers to offer these new services without impacting their existing investment program for their current networks. Our metro wave division multiplexing (or WDM) products address carriers’ requirements for cost-effective networks to meet their growing business and multimedia networking needs. Both our metro and long haul WDM products offer the added capacity required to support video services, and they are scaleable, in that they permit our customers to easily expand their networks as their business and data networking needs grow. These products provide cost-effective, managed platforms that support different services and are suitable for applications in diversified network configurations.

Submarine

We are an industry leader in the development, manufacturing, installation and management of undersea telecommunications cable networks. This market is characterized by a few large contracts that often require more than one year to complete. These massive investments are currently concentrated on trans-Pacific links, around Africa, across the Mediterranean and in Southeast Asia as well as around the Indian sub-continent. Our submarine network systems can connect continents (using optical amplification due to the long distances), as well as span distances up to 400 km (using no optical amplification) to connect mainland and an island, or several islands together or many points along a coast.

2007 ANNUAL REPORT ON FORM 20-F - 29

Back to Contents

Wireless

General

Our wireless business group serves the needs of wireless carriers throughout the world as they transform their existing infrastructures to more flexible, competitive, end-to-end IP-based networks that can support existing voice as well as new data and video traffic. We provide an extensive range of mobile communications products across all the major established technology standards, including GSM/GPRS/EDGE, W-CDMA (Wideband Code Division Multiple Access, also referred to as Universal Mobile Telephone Communications Systems, or UMTS) and CDMA, as well as nascent technologies like WiMAX (Worldwide Interoperability for Microwave Access). Our mobile radio products are designed to minimize total cost of ownership through a continuous re-engineering program and the use of a highly modular framework that facilitates rapid network deployment and expansion, flexible network evolution, and allows for the evolution of second generation networks to third generation (or 3G), without loss of operability. Our GSM/GPRS/EDGE business is based upon products from historical Alcatel, our market-leading CDMA business is based upon products from Lucent, and our W-CDMA business is a combination of assets and customers from both companies and also includes the UMTS radio business that we acquired from Nortel on December 31, 2006. In 2007, our wireless business group revenues were €5,287 million (excluding inter-company sales), representing 41% of our carrier segment revenues and 30% of our total revenues.

GSM/WiMAX

We develop mobile radio products for the second generation (or 2G) GSM (Global System for Mobile communications) standard, including the GPRS/EDGE (General Packet Radio Service/Enhanced Data Rates for GSM Evolution) technology upgrades to that standard. In 2006 and continuing in 2007, the GSM infrastructure market experienced heightened competition, but remained the world’s leading 2G mobile technology in terms of the number of subscribers. Subscriber growth has been particularly strong in emerging countries. In 2007, we introduced a “state-of-the-art” base station controller based on Advanced Telecom Computing Architecture (or ATCA) with support of the Internet Protocol (or IP) into our GSM portfolio, and enhanced our entire line of GSM/EDGE radio systems to meet the needs of operators for increased capacity and flexibility by optimizing the portfolio to support existing and new data-based applications. The enhancements also increase coverage while reducing power consumption and space requirements, for a lower cost of ownership without compromising functionality, scalability and future evolution.

In 2004, we formed an alliance with Intel for the development of end-to-end product offerings using WiMAX standards that provide broadband connectivity over wireless networks. Since 2006, we have offered a full end-to-end WiMAX solution (based on the 802.16e standard). WiMAX can be a lower-cost alternative in emerging countries that generally do not have an extensive landline network already in place. In 2007, we also launched the OneMAX network in the Dominican Republic, which is the first commercial network in 3.5 gigahertz spectrum band in the Central and Latin America region.

W-CDMA

Wideband Code Division Multiple Access, commonly referred to as W-CDMA and also referred to as Universal Mobile Telephone Communications Systems, or UMTS, is the third generation (or 3G) wireless technology derived from the GSM standard deployed worldwide. Our 2G wireless customers worldwide continue to add voice subscribers and minutes of use to their networks, so voice capacity continues to be a very important driver in their network investment. At the same time, their average revenue per user (or ARPU) of voice services is under pressure from increased competition, and this is driving investment in 3G network products that bring new mobile high-speed data capabilities to our customers’ networks. Thus, one of the areas in which our customers are focusing relates to 3G mobile high-speed data network deployments. Such deployments consist of upgrading existing base stations and – in some cases – providing new base stations and other equipment that enable operators to introduce mobile high-speed data services at rates comparable to wireline connections.

W-CDMA represents an important evolutionary step over GSM/GPRS/EDGE networks in terms of voice quality, data transmission speeds and the new services they enable. Our customers that utilize our GSM base stations and wish to migrate to 3G systems can do so relatively easily and inexpensively by incorporating our 3G modules into their systems. Similarly, our customers who wish to upgrade their third generation W-CDMA systems with the more advanced HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access) technology will be able to do so through relatively simple software upgrades to their existing W-CDMA systems.

Although we believe that the W-CDMA market offers better growth prospects than the mature GSM and CDMA markets, there have been delays in revenue generation versus our initial expectations. Moreover, as our competitors attempt to build scale, the market has experienced an extremely competitive pricing environment, which has led to a reduction in our margin estimates for the business. In the future, we will selectively pursue W-CDMA opportunities, balancing our intent to grow our market share with our focus on profitable growth.

2007 was a year of significant investment in W-CDMA as we worked to merge three portfolios, one from historical Alcatel, one from Lucent, and one from our acquisition of Nortel’s UMTS radio access assets into one. In 2007 we completed the convergence of three platforms into two, and we anticipate that we will have a single, converged platform available by the third quarter of 2008, at least with respect to the base station controller. Another aspect of our investment in W-CDMA is a portfolio that is differentiated by new technologies that will allow operators to offer enhanced in-building coverage and to deploy “flat IP architecture” that simplifies and collapses radio access networks.

30 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

TD-SCDMA

We have an alliance with Datang Mobile to foster the development of the TD-SCDMA (Time Division-Synchronized Code Division Multiple Access) 3G mobile standard in China, where we deployed trial TD-SCDMA networks in 2006. In addition, we have a number of partnerships for the development of equipment and services based on Advanced Telecom Computing Architecture (or ATCA), a standard that reduces the cost and complexity of our customers’ mobile infrastructure.

CDMA2000/EV-DO

CDMA2000 is the world’s leading 3G (third generation) wireless technology with over 400 million subscribers worldwide according to the CDG (CDMA Development Group). It is deployed in spectrum ranging from 450 Mhz to 2100 Mhz, with each carrier network deployed in smaller increments of spectrum than competing wireless product offerings. CDMA2000 provides operators with a path to increase capacity and coverage with minimum hardware and software upgrades. The most current technology, known as 1XEV-DO (Evolution Data Only) Revision A (“Rev A”), enables operators to offer high speed data supporting two-way, real-time data applications such as VoIP (voice over Internet Protocol), mobile video, push-to-talk and push-to multimedia. The next enhancement, Revision B, is expected to provide improvements significantly increasing bandwidth with minimal hardware and software upgrades.

Despite increases in both CDMA subscribers and traffic volumes, we believe the market for CDMA infrastructure is mature and starting to decline. We have revised our long-term outlook for this market, taking into account recent changes in market conditons as well as the potential negative impact of future technology evolutions. As with any product or technology that reaches a mature point in its life cycle, we will moderate our R&D investments in the current generation of CDMA to reflect the declines that will naturally take place in this market over time. We also expect some new opportunities to arise within the overall CDMA market, such as VoIP and the next version of the CDMA standard, and we will continue to invest to support our customers’ plans to incorporate those capabilities. As a mature technology, CDMA is also proving attractive to emerging markets as a cost-effective way to deliver both high capacity voice and data with an evolution path to next generation capabilities.

Wireless Transmission

We offer a comprehensive point-to-point portfolio of microwave radio products meeting both European telecommunications standards (or ETSI) and American standards-based (or ANSI) requirements. These products include high, low and medium capacity microwave systems for carriers’ transmission systems, mobile backhauling applications, fixed broadband applications and private applications in vertical segments like digital television broadcasting, defense and security, energy and utilities. As a complement to optical fiber and other wireline systems, our portfolio of wireless transmission equipment supports a full range of network/radio configurations, network interfaces and frequency bands with high spectrum efficiency. We market wireless transmission equipment that can be managed by our complementary software platforms in a fixed or mobile environment.

In 2007 we implemented trials of a new generation of microwave packet radio systems, designed to enable the IP transformation in the mobile backhauling networks, with key customers. We anticipate that this new product will be commercially available in the first half of 2008.

Convergence

General

Our convergence business group offers a portfolio of applications and core network hardware and software designed to support the transformation of carriers and service providers to IP-based networks. Our convergence portfolio supports voice, multimedia, entertainment and converged services. Converged services are a combination or “blending” of what were previously standalone services, like a combination of voice, video and Internet data on a conference call. They are designed to be accessible over any kind of access network (wireline, wireless, etc.) and on any kind of communications device. As such, they require an entirely new set of network elements and capabilities. Our convergence group includes products from both historical Alcatel and Lucent, organized around three business divisions: Multimedia and Payment, IMS Applications & Services, and Multicore. In 2007, our convergence business group revenues were €1,529 million, (excluding inter-company sales), representing 12% of carrier segment revenues and 9% of our total revenues.

Multimedia & Payment

This division offers multimedia and communications related services such as web information, video and music, as well as payment and messaging products organized around the following portfolios:

•

IPTV (Internet Protocol Television – the delivery of broadcast-like television over an IP network) and MultiPlay (multi-player services): interactive, multimedia applications that can be delivered over fixed and mobile networks for residential use and personal entertainment;

•

payment: real time rating, charging and billing capabilities for networks and service providers to manage their voice, data and video (triple-play) services;

•

messaging: voice and multimedia messaging services for mobile, fixed and convergent service providers.

We are a world leader in TV, video and music services over telecom networks, with more than 140 fixed and mobile customers around the world, including more than 40 triple-play projects, and are a leader in real-time billing and payment with more than 210 fixed and mobile customers.

2007 ANNUAL REPORT ON FORM 20-F - 31

Back to Contents

IMS Applications & Services

This division develops applications and convergent services for networks that are based on the IP-based IMS architecture, and also develops subscriber data management products. Applications for the carrier market are one of the areas where we have increased our focus as part of our plan to improve profitability and reposition the business. Although spending in this market has materialized more slowly than we had expected, we believe this sector offers strong growth potential, so we have increased resources and streamlined the portfolio to better address the specific areas where we see the most market opportunity. Our IMS services are available over any kind of access network, on any device, and may be blended with other IMS or non-IMS traditional services. Our subscriber data management products include software tools that manage a user’s subscription, authentication and location information over a wide range of fixed and mobile network types. Our complete IMS package (application and core network) is in more than 25 deployments or advanced trials, and our subscriber data management applications have been deployed in more than 190 networks.

Multicore

The multicore division offers core networking products that extend from classic switching systems, where we have a leading market position supporting approximately one quarter of the world’s installed lines, to IP next-generation core offerings for fixed, mobile and convergent operators. We have deployed our IP/NGN products in more than 260 fixed and mobile networks, and we are involved in more than 25 IMS network transformation projects. However, carrier migration to these IMS-based next-generation networks has been slower than expected and growth in our next-generation core networking business has not been sufficient to offset the secular decline in classic switching. Consequently, we are making additional refinements that will further narrow our core NGN portfolio and allow us to leverage common multimedia capabilities and IP-based infrastructure for both fixed and mobile next-generation networks.

5.3

ENTERPRISE SEGMENT

Our enterprise business segment provides software, hardware and services that interconnect networks, people, processes and knowledge. The portfolio includes:

•

secure converged communication infrastructure offering total continuous service for voice, local, wide and wireless area networks;

•

personalized tools for collaboration, customer service and mobility;

•

communication-enabled business process solutions designed to improve execution and service delivery;

•

product offerings that provide context-aware, content-driven knowledge sharing across any access.

The enterprise business is a segment where we believe we can stimulate growth. We created a plan to improve profitability and reposition this business as part of the October initiative. Specifically, we are reorganizing and adding resources to our sales force in order to increase our share of the enterprise market.

In 2007 the enterprise segment repositioned itself to better align its resources with market opportunities and enhanced its portfolio through two acquisitions and organic growth. In May, we acquired NetDevices, a developer of services gateway products for enterprise branch networks, based in California. NetDevices has a market recognized, innovative and flexible enterprise networking platform known as a Unified Service Gateway (USG) which is designed to reduce the cost and complexity of managing branch office networks. In December 2007, we acquired Informiam LLC, a privately-held U.S.-based company and a pioneer in software that optimizes customer service operations through real-time business performance management. Informiam is now a business unit within Genesys.

Throughout 2007 we added to our security product offerings. In April we introduced the OmniAccess 3500 Nonstop Laptop Guardian, the first in a series of enterprise security products developed by Bell Labs for mobile networks. Also in April, we introduced the OmniAccess SafeGuard, an access control device. In December, we introduced the second Bell Labs enterprise security product – the OmniAccess 8550 WebServices Gateway, a network appliance that enforces policies in real-time, provides the ability to create the audit trail necessary to meet corporate governance obligations and supports effective business process automation (including on-line business-to-business web services deployed on a services oriented architecture).

We also enhanced our voice and data infrastructure products by scaling the OmniPCX Enterprise to support 100,000 users, launching MyInstant Communicator, and providing clients on the move with dual-mode Nokia handsets.

We enhanced our customer care capabilities by launching the OmniTouch premium edition for the North American mid-market – the offer combines the advanced technology of the Genesys solution with the simplicity of OmniTouch. In December Genesys acquired Informiam LLC, a broader reporting and analytical offering for the entire customer service chain.

32 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

We market our products to enterprises and government agencies worldwide, with emphasis on education, finance, government, healthcare and hospitality industries. We address our customers through three partnership channels:

•

direct partnerships with large and extra large global customers,

•

indirect with a global network of independent distributors and resellers, and

•

through carriers and alternative service providers.

In 2007, our enterprise segment revenues were €1,562 million (excluding inter-company sales), representing 9% of our total revenues.

5.4

SERVICES SEGMENT

Our services business segment uses a combination of IT experience and network expertise to integrate clients’ networks to enable better, more effective communications. Our offerings are centered around five areas where we believe we can enhance value by designing, integrating, implementing and running complex projects in a changing environment. Across these five areas, we are focused on high value-added services – including network transformation and other professional services – that are not product-attached and that are generally more profitable than many of the traditional product-attached services, like deployment services.

The five service areas on which we are focused are:

•

IP and Network Transformation;

•

Multivendor Maintenance;

•

Applications Integration;

•

Managed Services & Network Operations;

•

Industry and Public Sector.

IP and Network Transformation (including network planning, design, consulting, project management, and optimization services) help our customers identify network areas where they can capitalize on high-margin opportunities, optimize performance and reduce operating expenses, and plan evolution to protect their network investment and increase profits. Enhanced engineering and maintenance services help our customers determine the best configuration for maximizing traffic capacity and for achieving other operational efficiencies.

Multi-vendor maintenance services help our customers improve the performance of their multi-vendor networks and maintain network reliability and availability to ensure quality of service. Remote technical support services provide remote support capabilities to diagnose, resolve and restore the network. On-site technical support services provide technical specialists to deliver on-site maintenance services as our customers expand into new territories, develop new service offers, or face regional technical labor shortages.

Applications Integration are specialized consulting services that help carriers maintain a high-performing network by identifying and correcting network performance issues, balancing traffic loads and integrating new multi-vendor equipment and software into a live system. These professional services help our customers improve network quality by troubleshooting, reporting and resolving problems and providing on-the-job training to their staff. We draw on our Bell Labs members to bring new innovations, methodologies and tools to solve complex customer challenges in the areas of security, IPTV, service delivery, communications applications and IMS. We continue to invest in our IT expertise; in 2007, we purchased TAG, an IT company that gives us access to customers and IT experience.

Repair and exchange services manage inventory and operating expenses with repair and replacement of critical network hardware. Preventive maintenance services identify, analyze and recommend products and services that help service providers keep networks operating at peak performance.

Managed services & network operations services consist of a wide range of outsourced network operations and network transformation services that help our clients reduce their operating expenses while preserving and enhancing network reliability. Managed services help provide a seamless transition to an outsourced environment utilizing state-of-the-art tools and technology plus highly skilled technicians to provide ongoing network management of our customers’ networks. These functions can be performed at our 10 network operations centers, at our 4 IP transformation centers, or at the customer’s network operations center. We believe that the market for managed services offers significant growth opportunities on a stand alone basis as well as providing an opportunity to market and sell other products and services. Managed services and network operations services also offer a way to capitalize on an emerging industry trend for operators to share network infrastructure. Since these services often require an up-front investment by us in the resources required to manage and operate the networks, we are disciplined and selective in our approach when pursuing new managed services opportunities. We currently provide network operation services to more than 65 networks and more than 100 million subscribers around the world.

2007 ANNUAL REPORT ON FORM 20-F - 33

Back to Contents

The Industry and Public sector is a new area of focus for this segment and one where we have significantly increased resources and created a special customer focus as part of the October 2007 plan. We include in this sector transportation, government and energy, which are customers that need large, complex communications networks. We draw on our capabilities across the services business and leverage the capabilities we have across enterprise and carrier networks to provide the mission critical communications required by these customers. We are also providing industry-specific, turnkey services that require technology skills, local presence and vertical business knowledge.

By relying on our global multi-vendor expertise and field-proven processes, our customers can leverage their installed base of assets across multiple technologies and vendors, quickly implement new technologies and applications to expand presence in target markets, and simplify operations through customized support to design, build, and manage communication networks.

In 2007, our services segment revenues were €3,173 million (excluding inter-company sales), representing 18% of our total revenues.

5.5

MARKETING AND DISTRIBUTION OF OUR PRODUCTS

We sell substantially all of our products and services to the world’s largest telecommunications service providers through our direct sales force, except in China where our products are also marketed through indirect channels, approved agents and joint ventures that we have formed with Chinese partners. For sales to Tier 2 and Tier 3 service providers, we use our direct sales force and value-added resellers. Our enterprise communications products are sold through business partners and distributors that are supported by our direct sales force.

5.6

COMPETITION

We have one of the broadest portfolios of product and services offerings in the telecommunications service provider market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco Systems, Ericsson, Fujitsu, Huawei, ZTE, Motorola, Nokia Siemens Networks (NSN) and Nortel Networks Corporation. Some of our competitors, such as Ericsson, NSN, Huawei and Nortel, compete across many of our product lines while others – including a number of smaller companies – compete in one segment or another.

We believe that technological advancement, product and service quality, reliable on-time delivery, product cost, flexible manufacturing capacities, local field presence and long-standing customer relationships are the main factors that distinguish competitors of each of our segments in their respective markets.

We expect that the level of competition in the global telecommunications networking industry will remain intense, for several reasons. First, although consolidation among vendors has resulted in a smaller set of competitors, it has also triggered competitive attacks to increase established positions and market share, pressuring margins.

Consolidation has also allowed some large vendors to enter new markets with acquired technology and capabilities, effectively backed by their size, relationships and resources. In addition, carrier consolidation, which initially started in developed markets, is now extending to emerging markets, resulting in fewer customers overall. Most vendors are also seeking to strengthen their relationships with large service providers because they account for the bulk of carrier spending for new equipment (the 15 largest telecom service providers represented approximately 50% of global carrier spending at June 30, 2007). Competition is also accelerating around IP network technologies as carriers are shifting capital to areas that support the migration to next-generation networks. Furthermore, competitors providing low-priced products and services from Asia are gaining market share worldwide. They have been gaining share both in developed markets and in emerging markets, which account for a growing share of the overall market and which are particularly well-suited for those vendors’ low-cost, basic communications offerings. As a result, we continue to operate in an environment of intensely competitive pricing.

34 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

5.7

TECHNOLOGY, RESEARCH AND DEVELOPMENT

Research and Development remains one of our main priorities, as we believe the creation of new technologies for the carrier and enterprise telecommunications market can substantially differentiate our company in the marketplace and lead to significant future revenues for the Group.

Our Research and Development investment priorities focus on both current and future key technologies we view as central to our business strategy in areas such as:

•

broadband wired access (ADSL, VDSL, GPON);

•

broadband wireless access and indoor coverage (multi-standard radio access, CDMA, W-CDMA, WiMAX, innovative antenna technologies such as MIMO, Femto technology that provides in-home cell phone coverage, and LTE);

•

optics (100 Gbit/s transport, Flexible optics, photonic networking);

•

intelligent IP (IP and optical);

•

new service delivery architecture and platforms (IMS, end-to-end provisioning, fault management);

•

multimedia and mobile/fixed services and applications (wireline video networking, mobile TV);

•

network security and optimization; and

•

mathematics, physical sciences, nanotechnology, computer and software sciences.

The Group’s 2007 plan to improve profitability and reposition the business also had impacts designed to improve the efficiency of our Research and Development efforts, such as:

•

rationalizing the Research and Development investment focused on W-CDMA, in line with the ongoing rationalization of our W-CDMA portfolio;

•

moderating our Research and Development investment in the current generation of CDMA to reflect the decline in that market;

•

increasing the emphasis on Research and Development projects which support the IP transformation that is driving carrier spending for new equipment.

Despite these changes, we continue to devote very significant resources to our Research and Development efforts. In 2007, we spent €2.7 billion, representing 15% of our revenues, on innovation and the support of our various product lines. The €2.7 billion amount is actual euros spent before taking into account capitalization of development costs and the impact of the purchase price allocation entries of the business combination with Lucent, as disclosed in Note 3 to our consolidated financial statements included elsewhere in this document.

Advanced Research

Our innovation teams, which encompass many organizations within the Group, including Bell Labs, provide technical and scientific skills and expertise to anticipate tomorrow’s advanced technologies. For example, Bell Labs researchers and scientists focus on fundamental and applied research, and deliver innovative product ideas, components, technologies, and architectures for our business. Bell Labs has research locations in nine countries: USA, Canada, France, Germany, Belgium, UK, Ireland, India and China. In 2007, Bell Labs’ efforts led to breakthroughs in technology and products such as: a world record in optical transmission (25.6 terabits per second of information transmitted over a single strand of fiber); proof of the “Femto Base Station Router” which will improve indoor coverage  and reduce operating and capital expenditures by simplifying network architectures and easing installation; and the commercialization of the OmniAccess 3500 Non-stop Laptop Guardian which is a laptop security and management system developed to secure, monitor, and locate a mobile computer and to destroy its data if it is lost or stolen. Our innovation teams also include development engineers and technical experts across the world to improve the efficiency, quality, and security of our product portfolio.

Quality, security and reliability

In 2007, our goal was to improve quality, security and reliability of our portfolio; therefore, we invested in improvement programs.

One of our objectives is to improve the quality of our products and services in a manner that has a visible impact on the end-users, thereby creating customer satisfaction and loyalty.

Today telecom services and network infrastructures are focused on security. In response, we improved our offering so that security and reliability become a part of our overall portfolio. Our security framework is already implemented in guidelines/standards in our product lifecycle permitting the tightening of security for our products, systems and services. It will ensure that these systems meet customer and industry regulatory requirements. In the security program framework, we also launched a six-month study called the Availability and Robustness of Electronic Communications Infrastructure (“ARECI”) involving government and industry participants across Europe, which was formally accepted by the European Commission’s Information Science and Media Directorate-General with high praise for this significant contribution. The aim of the study was to develop a forward-looking analysis of the factors influencing the availability of electronic communication networks and of the adverse factors that could act as potential barriers to the development of global networked economies. The study led to key recommendations that form the basis of our improvement plans.

2007 ANNUAL REPORT ON FORM 20-F - 35

Back to Contents

To anticipate future technology reliability needs, we studied the implications of introducing emerging technologies. Our network modeling experts created methods to design networks with quality of service and reliability while migrating large numbers of users to all-IP networks. In addition, business modeling experts created models for new services such as IPTV, for decision support during critical technology choices, and for evaluation of outsourcing options. These models are used in customer engagements.

R&D efficiency

We made major efforts to improve the cost and efficiency of Research and Development activities in 2007. For example, we continued to reduce spending on mature technologies, discontinued non-competitive and non-core programs, and reduced capital expenditures in platforms, test tools, and certain development efforts without losing sight of our strategic initiatives. We also adopted measures to facilitate the reuse of existing technology and open source software, tools and processes across our business segments to increase efficiency, especially in the area of software usage and production. We have continued to share engineering best practices for the development and maintenance of products and services across their life cycles. Use of these models led to a significant increase in quality and reliability in our product and service developments in a cost-effective way. Compliance testing, both preliminary and final, have been improved to ensure flexibility and time-to-market. As an example of the result of such efficiency improvement programs the overall cost of product certification has been reduced. Another example of efficiency and cost reduction is the OneDoc program: a unique documentation system which will rationalize customer documentation production and distribution throughout our company in 2008.

Standardization, technology partnerships and acquisitions

In 2007, more than 600 of our employees participated in approximately 100 standards organizations and contributed to more than 220 different working groups to provide technical contribution, as well as leadership, in creating and developing standards through key management positions. We have reinforced our presence in organizations such as 3GPP, 3GPP2, ATIS, CCSA, DSL Forum, ETSI, IEEE, IETF, OMA, TIA, and the WiMAX Forum.

To reinforce our technology leadership we have also developed technology partnerships and have made acquisitions. In 2007 we developed strategic relationships with many companies, among them Bridgewater Systems (in Canada) for Subscriber Service Management, Sagem (in France) for Femto cells solutions, Zyxel (in Taiwan) for Wimax CPE products, and General Bandwidth (in the US) for Media Gateway solutions. We have also expanded strategic partner engagements with large companies such as IBM, Accenture, Sun Microsystems, Hewlett Packard, Cap Gemini and Ariscent; and, for an important program, we have developed a partnership for Unlimited Mobile TV (DVB-SH) with DIBcom, Udcast and Thales Alenia Space. In 2007 we performed a pilot test with SFR that validated fundamental assumptions for the deployment of a DVB-SH network co-localized, for its terrestrial part, with an existing commercial 3G+ network.

5.8

INTELLECTUAL PROPERTY

In 2007 we obtained more than 3,000 patents worldwide, resulting in a portfolio of more than 25,000 active patents worldwide across a vast array of technologies. We also actively pursue a strategy of licensing selected technologies through the Alcatel-Lucent program in order to expand the reach of our technologies and to generate licensing revenues.

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

36 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

5.9

SOURCES AND AVAILABILITY OF MATERIALS

We make significant purchases of electronic components and other materials from many sources. While there have been some shortages in components and some other materials in technology commodities common across the industry, we have generally been able to obtain sufficient materials and components from various sources around the world to meet our needs. We continue to develop and maintain alternative sources of supply for essential materials and components.

 We do not have a concentration of sources of supply of materials, labor or services that, if suddenly eliminated, could severely impact our operations, and we believe that we will be able to obtain sufficient materials and components from U.S., European and other world market sources to meet our production requirements.

5.10

SEASONALITY

The quarterly pattern in our 2007 revenues – a weak first quarter, a strong fourth quarter and second and third quarter results that fell between those two extremes – generally reflects the underlying pattern of service providers’ capital expenditures. However, the magnitude of the swings in our first and fourth quarter revenues in 2007 also reflects the significant impact of other non-seasonal factors. They include, for example, business combination-related uncertainty on the part of our customers early in the year and progress integrating the operations of historical Alcatel and Lucent later in the year. We expect the impact of seasonality in our 2008 revenues to be more in line with the traditional pattern described above.

5.11

OUR ACTIVITIES IN CERTAIN COUNTRIES

We operate in more than 130 countries, some of which have been accused of human rights violations, are subject to economic sanctions by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Some U.S.-based pension funds and endowments have announced their intention to divest the securities of companies doing business in some of these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in those countries. Our net revenues in 2007 attributable to these countries represented less than one percent of our total net revenues. Although U.S.-based pension funds and endowments own a significant amount of our outstanding stock, most of these institutions have not indicated that they intend to effect such divestment.

5.12

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

2007 ANNUAL REPORT ON FORM 20-F - 37

Back to Contents

Remedial and investigatory activities are under way at numerous current and former facilities owned or operated by the respective historical Alcatel and Lucent entities. In addition, Lucent was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or comparable state statutes in the United States. Under a Separation and Distribution Agreement with AT&T and NCR Corp. (a former subsidiary of AT&T), Lucent is responsible for all liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under that Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities. In Lucent’s separation agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

It is our policy to comply with environmental requirements and to provide workplaces for employees that are safe and environmentally sound and that will not adversely affect the health or environment of communities in which we operate. Although we believe that we are in substantial compliance with all environmental and health and safety laws and regulations and that we have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products, there is a risk that we may have to incur expenditures significantly in excess of our expectations to cover environmental liabilities, to maintain compliance with current or future environmental and health and safety laws and regulations or to undertake any necessary remediation. The future impact of environmental matters, including potential liabilities, is often difficult to estimate. Although it is not possible at this stage to predict the outcome of the remedial and investigatory activities with any degree of certainty, we believe that the ultimate financial impact of these activities, net of applicable reserves, will not have a material adverse effect on our consolidated financial position or our income (loss) from operating activities.

5.13

HUMAN RESOURCES

Our approach

In the context of the business combination between historical Alcatel and Lucent, we began a process aimed at harmonizing our Human Resources policies and updating each of these companies’ tools and practices. Four objectives particularly guided our actions in 2007:

•

implementing a harmonized compensation policy for our Group;

•

developing common policies for performance management, identifying high-potential employees and encouraging career development;

•

launching a unified information system;

•

supporting integration programs by helping managers and employees in the distribution of the workforce, the establishment of organizations and the management of synergies.

Once again this year, our Group was more than ever committed to promoting diversity, equal opportunity and the respect of differences.

Compensation policy

To remain competitive with the compensation packages proposed by major companies in the technology sector, Alcatel-Lucent carried out a global compensation review process in 2007. The more global the nature of our company, where more and more managers have people reporting to them from different countries, called for this unified system. All business groups and countries carried out the review at the same time, using the same framework and the same tools while taking into account the local market conditions.

Talent Development and Training

We try to ensure that employees are placed in positions corresponding to their profiled skills and experience. Through “Organization and People Reviews” (“OPRs”), we identify high-potential employees for strategic roles and define personalized career plans for these individuals. OPRs are also important succession and development planning tools for all key jobs in our organization. In 2007, 70 OPRs were conducted, covering thousands of employees.

With 21 centers worldwide accredited through a combined internal and external process, Alcatel-Lucent University helps employees succeed in their current jobs and adapt to future requirements. Last year, the University initiated global qualification and development programs for business-critical functions such as project management, sales, leadership, IP transformation, product line management, and purchasing. In 2007, almost 75 percent of our employees received formal training.

38 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Mobility

We strongly encourage our employees to broaden their experience through geographic and functional mobility. Thus, in 2007 we implemented a worldwide mobility and online recruitment platform through which several hundreds of positions are offered first to our employees, before being published externally.  In September 2007 we also launched a widespread “Go Australia – New Zealand” mobility campaign aimed at recruiting some 300 people from around the world in order to respond to the very strong growth of our activities in Australasia. At December 31, 2007, we had nearly 800 expatriates within our Group.

Workforce reduction

Within the framework of our global cost reduction plan of €1.7 billion in annual pre-tax cost savings over three years, we announced in February  2007 an initial restructuring plan that will result in a workforce reduction of 12,500 positions by 2009. This is a necessary step to remove duplications of effort generated by the business combination between Alcatel and Lucent and by the acquisition of Nortel’s UMTS activities.

The restructuring is also an adaptive strategy to align the company’s investments with market conditions to create a more competitive enterprise over the long term. Due to intensified competition and some slow down in spending in North America, we have announced, in October 2007, a new plan resulting in additional reductions of 4,000 positions by the end of 2009.

We pay particular attention to the manner in which workforce reductions are carried out, both in terms of the method and the measures, making support available to these employees, in accordance with local rules and regulations. To date, more than half of our original 3-year target for a workforce reduction of 12,500 has been realized.

Headcount

At December 31, 2007, we employed 76,410 people worldwide, compared with 89,370 at December 31, 2006 and 57,699 at December 31, 2005 for historical Alcatel. The tables below show the geographic locations and the business segments in which our employees worked (i) at December 31, 2007 and 2006 based on the business segment that we instituted on December 1, 2006 and (ii) at December 31, 2005, based upon historical Alcatel’s business segments prior to December 1, 2006. Employees related to the businesses transferred to Thales in 2007 are included in the tables below for 2006 and 2005 figures, as these businesses had not yet been transferred as of December 31, 2006.

Total number of employees and the breakdown of this number by business segment is determined by taking into account all of the employees at year-end who worked for fully consolidated companies and a percentage of those employees at year-end who worked for subsidiaries consolidated using proportionate consolidation based on the percentage of interest in such companies.

	Fixed Communications	Mobile Communications	Private Communications	Other	Total Group
2005	17,311	17,700	22,138	550	57,699

	Carrier	Enterprise	Services	Other*	Total Group
2006	45,444	6,026	28,080	9,819	89,370 (1)
2007	39,428	6,779	29,033	1,170	76,410

(1)

Including 1,631 employees from Nortel in connection with the acquisition of Nortel’s UMTS technologies as of December 31, 2006, 29,861 employees from Lucent in connection with the business combination of Lucent as of November 30, 2006 and 8,862 employees* that are part of the businesses that were to be transferred to Thales as described in Note 3 to our 2007 consolidated financial statements.

2007 ANNUAL REPORT ON FORM 20-F - 39

Back to Contents

The breakdown by geographical areas below gives the headcount of employees who worked for fully consolidated companies and companies in which we own 50% or more of the equity. The impact of taking into account the headcount of subsidiaries consolidated using proportionate consolidation only for the percentage of interests in these entities is isolated in the “proportionate consolidation impact” column. The impact is related to the joint ventures with Finmeccanica in the space business, which were transferred to Thales as explained in Note 3 to our 2007 consolidated financial statements included elsewhere in this document.

	France	Other Western Europe	Rest of Europe	Asia Pacific	USA	Rest of World	Proportionate Consolidation Impact	Total Group
2005	16,037	17,114	2,037	9,109	6,181	9,167	(1,946) (1)	57,699
2006	17,071	20,632	3,108	14,589	23,647	12,219	(1,896) (2)	89,370
2007	12,109	14,382	3,168	14,083	21,946	10,722	-	76,410

(1)

This proportionate consolidation impact is a reduction of 1,362 in our employee headcount in France and of 584 in the rest of Europe.

(2)

This proportionate consolidation impact is a reduction of 1,411 in our employee headcount in France and of 485 in the rest of Europe.

The average number of temporary workers during 2007 was approximately 2,620 (2,680 including the temporary workers that were part of the businesses during the first quarter of that year which were then transferred to Thales).

Membership of our employees in trade unions varies from country to country. In general, relations with our employees are satisfactory.

Employee share ownership and stock option plans

In addition to the stock option plans described below, the companies of the Group have set up profit-sharing agreements and employee savings plans based on the recommendations of senior management. Our non-French subsidiaries establish profit-sharing plans for their employees in accordance with local laws applicable to them, when such laws allow them to do so.

Capital increases reserved for employees

We effected capital increases in favor of all of the employees of historical Alcatel and its subsidiaries in 2000 and 2001.

Since 2001, we have not effected any other capital increases reserved for employees.

Option grant policy

The main policies regarding the grant of stock options were established by our Board of directors at its meetings of March 29 and December 13, 2000, and of December 19, 2001.

Our stock option plans are created to give senior executives and employees who play, either directly or indirectly, an active role in generating the Group’s earnings, a stake in the Group’s increased profitability. The options are therefore a way of giving recipients a long-term interest in the Group’s earnings.

Our policy in this area is to remain competitive worldwide in light of our competitors’ practices. Upon recommendation of the Compensation Committee, our Board determines the number of options to be granted and the conditions for their exercise based on an analysis of the plans implemented by companies in the same business sector, the practices in each country and the level of responsibility of the recipients.

The option exercise price does not include any discount or reduction from the average opening share price for the 20 trading days preceding the grant date. Under our annual stock option plans one-fourth of the number of options granted to recipients vest on the first anniversary of the date of grant and 1/48 of the options granted vest at the end of each subsequent month.

Moreover, to ensure that the Group's activities and the employees who are most essential to its development remain stable under all circumstances, in the event a third party tries to launch a takeover of Alcatel-Lucent, a tender offer for our shares or a procedure to de-list our shares, our Board of directors may decide to immediately vest all outstanding options (excluding those held by individuals who were Directors on the option grant date or on the date of the Board's decision) and this notwithstanding any restricted period.

Subject to the provisions above, options granted to our Chairman, our CEO and other senior executives are granted on the same terms as those governing options granted to all other recipients.

Stock options granted by Alcatel-Lucent

2008 plans

On March 25, 2008, the Board of directors decided to grant 47,987,716 stock options to 14,414 Group employees and senior executives, at an exercise price of €3.80, which corresponds to the average opening share price for the 20 trading days preceding this Board meeting.

These options may be exercised at the end of a restricted period, which varies depending on the country in which the employer of the recipients has its registered office (four years for recipients who are employees of a company that has its registered office in France). Such restrictions apply to all our option plans.

40 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

2,050,000 of these options were granted to members of the Management Committee (other than the Chief Executive Officer) representing 4.3% of the total number of options granted from the March 25, 2008 plan by the Board of directors. These options were granted under the same terms and conditions, including their exercise price, that is, €3.80.

On April 4, 2008, the Board of directors granted 800,000 options to our Chief Executive Officer, at an exercise price of €3.80 under the terms and conditions described above.

2007 plans

On March 28, 2007, our Board of directors granted 40,078,421 stock options to 15,779 Group employees and senior executives at an exercise price of €9.10.

On October 30, 2007, the Board renewed the CEO’s power to grant stock options, under strictly defined conditions, in order to honor promises made at the time of recruitment of new talent or to acknowledge exceptional situations.

During the fiscal year 2007, our CEO, exercising the powers that the Board had delegated to her, granted 838,454 stock options to certain Group employees with exercise prices ranging from €6.30 to €10.00.

During the course of 2007, the senior executives and employees of the Group (other than the Chairman and the CEO who received the 10 largest option grants), received in the aggregate 4,340,000 options. These options may be exercised at a weighted average price of €9.10. During this same period, the senior executives and employees of the Group (other than the Chairman and the CEO) who exercised options representing the 10 largest amounts of options, exercised an aggregate of 596,194 options, for a corresponding number of shares. These stock options were exercised at a weighted average price of €6.86.

Summary of the Alcatel-Lucent plans

At December 31, 2007, before the expiration of options mentioned in the next sentence, 148,618,289 stock options were outstanding, each of which entitles the holder to one Alcatel-Lucent share. At December 31, 2007, options granted under plans adopted on March 29, 2000 and December 13, 2000 (representing in the aggregate 8.1 million options) expired.

Taking into account the stock option plans approved by our Board of directors on March 25 and April 4, 2008 as mentioned above, the total number of outstanding options is 189.3 million, which represents 8.2% of our existing share capital (before increase of the shares corresponding to these options; all references to percentages of our share capital in this Section shall be read as being on the same basis).

Of this total number of options outstanding, 52% are vested and may be immediately exercised, except for any applicable restriction period as noted in the table below. More than half of these options (corresponding to 29% of the total number of outstanding stock options)  have an exercise price between €12 and €64  with an exercise period  expiring in 2012 at the latest.

The exercise price has been set for all these plans without any discount.

SUMMARY AT APRIL 4, 2008 (1)

Grant year	Exercise price	Outstanding options
2000	€48 to €64	196,000
2001	€9 to €50	39,999,548
2002	€3.2 to €17.2	553,275
2003	€6.7 to €11.2	15,220,893
2004	€9.8 to €13.2	14,622,426
2005	€8.8 to €11.41	14,641,032
2006	€9.3 to €12	15,756,220
2007	€6.3 to €10	39,550,240
2008	€3.80	48,787,716
TOTAL PLANS		189,327,350

(1)

This summary takes into account stock option grants beetween January 1 and April 4, 2008, but does not take into account any options eventually cancelled during the same period as a result of the loss of the right to such options by their beneficiaries due, for example, to a departure from the Group.

Use of authorization to grant options to subscribe for or purchase shares

The Board of directors currently has an authorization given by the Shareholders' Meeting of May 20, 2005 to grant options to subscribe for or purchase shares up to a 6% of our company's share capital.

The total number of options granted pursuant to this authorization at April 4, 2008 is 107.6 million, representing 4.6% of our company's share capital.

2007 ANNUAL REPORT ON FORM 20-F - 41

Back to Contents

The group of beneficiaries of stock options grew considerably following the business combination with Lucent, changing from 8,001 beneficiaries in 2006 to 15,779 beneficiaries in 2007 and 14,415 in 2008, with the major portion of the options being granted to employees in our U.S. subsidiaries, in accordance with the compensation policies prevailing in the United States.

The Board of Directors has proposed to submit at the Shareholders’ Meeting to be held on May 30, 2008 the renewal of the authorization to the Board of directors to grant options to subscribe for or purchase up to 4% of the share capital of the company over a period of 38 months, which would represent an average of 1.33% of the share capital per year.

The graph below shows the breakdown at April 4, 2008 of stock options granted to employees by historical Alcatel (between January 1, 2000 and November 30, 2006) and by Alcatel-Lucent (after December 1, 2006) to employees of the Group between 2000 and 2008.

*

Options are vested over four years, in successive tranches, at a rate of 25% following a one-year period from the date of the Board meeting granting the options and 1/48 at the end of each subsequent month.

The main characteristics of our current option plans at December 31, 2007 are described below.

42 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

ALCATEL-LUCENT STOCK OPTION PLANS

Creation of the plan (1)	Number of recipients	Number of options granted	Number of options exercised	Number of options cancelled	Number of options outstanding		Option exercise period (3)		Exercise price (in euros)	Options exercised in 2007
					Held by all employees	Number held by senior executives (2)	From	To
03.29.2000	3,887	15,239,250	13,000	7,692,945	7,533,305	105,000	04.01.2005	12.31.2007	48,00
12.13.2000	478	1,235,500	0	690,150	545,350	30,000	12.13.2005	12.31.2007	65,00
12.13.2000	340	306,700	0	110,700	196,000		12.13.2001/12.13.2004	12.12.2008	64,00
03.07.2001	30,790	37,668,588	0	12,157,826	25,510,762	222,500	03.07.2002/03.07.2005	03.06.2009	50,00
04.02.2001	13	48,850	0	42,850	6,000		04.02.2002	04.01.2009	41,00
04.02.2001	1	2,500	0	0	2,500		04.02.2002	04.01.2009	39,00
06.15.2001	627	977,410	0	259,960	717,450		06.15.2002/06.15.2005	06.14.2009	32,00
09.03.2001	58	138,200	0	44,150	94,050		09.03.2002/09.03.2005	09.02.2009	19,00
11.15.2001	16	162,000	27,000	53,000	82,000		11.15.2002	11.14.2009	9,00
12.19.2001	25,192	27,871,925	0	14,380,340	13,491,585	252,500	12.19.2002/12.19.2005	12.18.2009	20,80
12.19.2001	521	565,800	265,985	204,614	95,201		12.19.2002/12.19.2005	12.18.2009	9,30	6,500
02.15.2002	37	123,620	0	74,040	49,580		02.15.2003/02.15.2006	02.14.2010	17,20
04.02.2002	24	55,750	0	28,500	27,250		04.02.2003	04.01.2010	16,90
05.13.2002	23	54,300	0	18,500	35,800		05.13.2003/05.13.2006	05.12.2010	14,40
06.03.2002	176	281,000	0	84,500	196,500		06.03.2003/06.03.2006	06.02.2010	13,30
09.02.2002	226	1,181,050	656,190	318,992	205,868		09.02.2003	09.01.2010	5,20	32,400
10.07.2002	16	30,500	8,667	13,274	8,559		10.07.2003	10.06.2010	3,20
11.14.2002	26	111,750	80,424	11,408	19,918		11.14.2003	11.13.2010	4,60	6,814
12.02.2002	16	54,050	20,602	23,648	9,800		12.02.2003	12.01.2010	5,40	1,355
03.07.2003	23,650	25,626,865	7,240,272	3,983,935	14,402,658	329,200	03.07.2004/03.07.2007	03.06.2011	6,70	2,335,784
03.07.2003 Plan AL	31,600	827,348	179,636	321,335	326,377	28	07.01.2007	06.30.2008	6,70	175,884
06.18.2003	193	338,200	59,361	50,574	228,265		06.18.2004/06.18.2007	06.17.2011	7,60	17,098
07.01.2003	19	53,950	15,868	33,081	5,001		07.01.2004	06.30.2011	8,10	4,399
09.01.2003	77	149,400	4,498	21,439	123,463	70,000	09.01.2004/09.01.2007	08.31.2011	9,30
10.01.2003	37	101,350	906	49,126	51,318		10.01.2004/10.01.2007	09.30.2011	10,90
11.14.2003	9	63,600	0	55,000	8,600		11.14.2004/11.14.2007	11.13.2011	11,20
12.01.2003	64	201,850	8,222	118,417	75,211		12.01.2004/12.01.2007	11.30.2011	11,10
03.10.2004	14,810	18,094,315	700	3,943,058	14,150,557	475,000	03.10.2005/03.10.2008	03.09.2012	13,20
04.01.2004	19	48,100	0	27,300	20,800		04.01.2005/04.01.2008	03.31.2012	13,10
05.17.2004	26	65,100	0	15,850	49,250		05.17.2005/05.17.2008	05.16.2012	12,80
07.01.2004	187	313,450	2,399	107,050	204,001		07.01.2005/07.01.2008	06.30.2012	11,70
09.01.2004	21	38,450	822	8,078	29,550		09.01.2005	08.31.2012	9,90
10.01.2004	85	221,300	18,778	100,754	101,768		10.01.2005/10.01.2008	09.30.2012	9,80	7,148
11.12.2004	20	69,600	0	36,900	32,700		11.12.2005	11.11.2012	11,20
12.01.2004	11	42,900	0	9,100	33,800		12.01.2005	11.30.2012	11,90
01.03.2005	183	497,500	7,558	118,914	371,028		01.03.2006	01.02.2013	11,41
03.10.2005	9,470	16,756,690	292,370	2,441,767	14,022,553	417,000	03.10.2006/03.10.2009	03.09.2013	10,00	133,932
06.01.2005	96	223,900	7,576	68,523	147,801		06.01.2006/06.01.2009	05.31.2013	8,80	6,611
09.01.2005	39	72,150	0	13,000	59,150		09.01.2006	08.31.2013	9,80
11.14.2005	23	54,700	0	14,200	40,500		11.14.2006	11.13.2013	10,20
03.08.2006	8,001	17,009,320	0	1,754,182	15,255,138	510,000	03.08.2007/03.08.2010	03.07.2014	11,70
05.15.2006	53	122,850	0	18,388	104,462		05.15.2007	05.14.2014	12,00
08.16.2006	217	337,200	0	42,180	295,020		08.16.2007/08.16.2010	08.15.2014	9,30
11.08.2006	26	121,100	0	19,500	101,600		11.08.2007/11.08.2010	11.07.2014	10,40
03.01.2007	42	204,584	0	17,500	187,084		03.01.2008/03.01.2011	02.28.2015	10,00
03.28.2007	15,779	40,078,421	0	1,349,135	38,729,286	3,330,000	03.28.2008/03.28.2011	03.27.2015	9,10
08.16.2007	119	339,570	0	0	339,570		08.16.2008/08.16.2011	08.15.2015	9,00
11.15.2007	33	294,300	0	0	294,300	210,000	11.15.2008/11.15.2011	11.14.2015	6,30
TOTAL	167,376	208,476,806	8,910,834	50,947,683	148,618,289,	5,951,228

(1)

Vesting rules as of December 2000: options are vested over four years, in successive tranches, at a rate of 25% following a one-year period from the date of the Board meeting granting the options and 1/48 at the end of each subsequent month.

(2)

For purposes of this table, “senior executives” are members of the Management Committee in office during 2007.

(3)

Restricted period: for recipients who are employees of a company that has its registered office in France, five years for options granted prior to April 27, 2000 and four years thereafter; for all other recipients, one year.

2007 ANNUAL REPORT ON FORM 20-F - 43

Back to Contents

Stock options granted by foreign subsidiaries

Until 2000 Alcatel USA Inc. (which later became Alcatel-Lucent Holding Inc.) had established its own option plans for executives of our U.S. and Canadian companies which options were exercisable for ADSs. Under these plans, at December 31, 2007 8,229,477 options remain outstanding.

In addition, option plans of U.S. and Canadian companies acquired by Alcatel-Lucent are exercisable for Alcatel-Lucent shares or ADSs. There remain outstanding 4,572,274 unexercised options as of December 31, 2007, pursuant to these option plans.

The details at December 31, 2007 of the outstanding options granted by U.S. companies (including those issued by Lucent before the business combination between Alcatel and Lucent) and Canadian companies are set forth in Note 23d of the consolidated financial statements included elsewhere in this document.

When the options are exercised, we use treasury shares (for Packet Engines, Xylan, Internet Devices Inc., DSC and Genesys), or we issue new ADSs (for Lucent Technologies Inc., Astral Point, Telera, iMagic TV, Timetra and Spatial Wireless).

44 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-looking information

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion in Chapter 4 – “Information about the Group” and below in this Chapter 6 under the heading “Outlook for 2008” with respect to (i) our projection that the 2008 global telecommunications equipment and related services market should be flat to slightly up at a constant €/U.S.$ exchange rate and slightly down at current exchange rates, (ii) the implementation of a more selective pricing approach and our product cost reduction program that would enable us to improve our gross margin, (iii) our ability to progress our fixed costs reduction program, (iv) our expectation that we will incur a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment (excluding the negative, non-cash impacts of Lucent’s purchase price allocation which are expected to be approximately €(125) million in the first quarter of 2008, and (v) under the heading “Contractual obligations and off-balance sheet contingent commitments” with respect to the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, and (vi) the level of capital expenditures in 2008.

Presentation of financial information

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes presented elsewhere in this document. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. IFRS, as adopted by the European Union, differs in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our consolidated financial statements for the years presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 20-F refer to IFRS as adopted by the European Union.

On November 30, 2006, historical Alcatel and Lucent Technologies Inc. (“Lucent”) completed a business combination pursuant to which Lucent became a wholly owned subsidiary. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector created with Finmeccanica and our railway signaling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and in April 2007, we completed the sale of our ownership interests in the two joint ventures in the space sector.

As a result of the Lucent transaction, our 2006 financial results include (i) 11 months of operations of only historical Alcatel and (ii) one month of results of the combined company. As a result of the Thales transaction, our 2005 and 2006 financial results pertaining to the businesses transferred to Thales are treated as discontinued operations. Furthermore, our 2005 and 2006 financial results take into account the effect of the change in accounting policies on employee benefits with retroactive effect from January 1, 2005 as described in the following section.

As a result of purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2007 and 2006 included several negative, non-cash impacts of purchase accounting entries.

2007 ANNUAL REPORT ON FORM 20-F - 45

Back to Contents

Changes in accounting standards as of January 1, 2007

On January 1, 2007, we adopted (with retroactive effect from January 1, 2005) the option offered by the amendment to IAS 19 – “Employee benefits – Actuarial gains and losses, group plans and disclosures”, to immediately recognize all actuarial gains and losses and any adjustment arising from an asset ceiling, net of deferred tax effects, in the period in which they occur outside the income statement in the Statements Of Recognized Income and Expense (SORIE) disclosed in the consolidated financial statements included elsewhere in this document. Management believes that the change will more fairly present the fair value of assets and liabilities related to retiree benefits in the company’s balance sheet and will eliminate significant volatility in its results of operations resulting from certain plans, the participants of which are all, or almost all, fully eligible to receive benefits.

Previously, we applied the corridor method, under which actuarial gains and losses exceeding 10% of the greater of (i) the benefit obligation or (ii) the fair value of plan assets, were recognized in the company’s income statement over the expected remaining working lives of the employees participating in the plans. The impact of the limitation in the value of plan assets to the lower of: (i) the value resulting from applying IAS 19 – Employee Benefits prior to our adoption of the option provided by the amendment to IAS 19, and (ii) the net total present value of any available refund from the plan or reduction in future contributions to the plan (arising from asset ceilings) was accounted for in the company’s income statement.

The impact of the change due to our adoption of the option offered by IAS 19 – Employee Benefits is presented in Note 4 – Change in accounting policies and presentation, in our consolidated financial statements included elsewhere in this annual report.

Critical accounting policies

Our Operating and Financial Review and Prospects is based on our consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to those consolidated financial statements. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

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

Accumulated valuation allowances on inventories and work in progress were €514 million at December 31, 2007 (€378 million at December 31, 2006 and €423 million at December 31, 2005).

The impact of inventory and work in progress write-downs on income (loss) before tax, related reduction of goodwill and discontinued operations was a net charge of €186 million in 2007 (a net charge of €77 million in 2006 and a net charge of €18 million in 2005).

Impairment of customer receivables

An impairment loss is recorded for customer receivables if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Accumulated impairment losses on customer receivables were €187 million at December 31, 2007 (€192 million at December 31, 2006 and €228 million at December 31, 2005). The impact of impairment losses on customer receivables (excluding construction contracts) on income (loss) before tax, related reduction of goodwill and discontinued operations, was a net charge of €3 million in 2007 (a net charge of €18 million in 2006 and a net gain of €19 million in 2005).

Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

The criteria for capitalizing development costs are set out in Note 1f to our consolidated financial statements included elsewhere in the annual report. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

46 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

We must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, we may be required to impair or write off some of the capitalized development costs in the future.

Impairment losses for capitalized development costs of €41 million were accounted for in 2007, mainly related to the UMTS (Universal Mobile Telecommunications Systems) business. Impairment losses of €104 million and write-offs of €197 million were accounted for in capitalized development costs in 2006, and are mainly related to the discontinuance of product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent.

Other intangible assets and goodwill

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination as described in Note 3 to our consolidated financial statements. Using market-related information, estimates (primarily based on risk-adjusted discounted cash flows derived from Lucent’s management) and judgment, an independent appraiser determined the fair values of the net assets acquired from Lucent, and in particular those relating to the intangible assets acquired. If the expected results of the acquired business in the future do not support such fair values and the goodwill resulting from the business combination, impairment charges against such intangible assets and goodwill may be required in future financial statements. The amount of goodwill and intangible assets related to the Lucent transaction that we reported for the year ended December 31, 2006 were preliminary and subject to change from December 1, 2006 to December 1, 2007. Adjustments recognized during this period are described in Note 3 to our consolidated financial statements.

As discussed in more detail in Notes 7, 12 and 13 to our consolidated financial statements, impairment losses of €2,832 million (€2,657 million on goodwill and €175 million on other intangible assets) have been accounted for in 2007 mainly related to the CDMA and EVDO, IMS and UMTS businesses. An impairment loss of €40 million and write-offs of €233 million were accounted for against intangible assets in 2006 on the UMTS business.

As indicated in Note 1g to our consolidated financial statements, in addition to the annual goodwill impairment tests, impairment tests are carried out if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded. Due to the continuing decrease in the market value of our shares during the fourth quarter of 2007 and our revised 2007 revenue outlook, we performed an additional impairment test of goodwill for year-end reporting purposes. Since that test indicated that the carrying amount of three of our business divisions may not be wholly recoverable, we recognized an impairment loss on goodwill as described above.

Net goodwill was €7,328 million at December 31, 2007 (€10,891 million at December 31, 2006 and €3,772 million at December 31, 2005). Other intangible assets, net were €4,230 million at December 31, 2007 (€5,441 million at December 31, 2006 and €819 million at December 31, 2005).

Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see Note 1g to our consolidated financial statements). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. Impairment losses of €94 million were accounted for during 2007, mainly related to the UMTS business and the planned disposal of real estate (no significant impairment losses were recorded in 2006 and 2005).

When determining recoverable value of property, plant and equipment, assumptions and estimates are made based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations on construction contracts. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

Product sales reserves were €704 million at December 31, 2007, of which €147 million related to construction contracts (see Note 18 to our consolidated financial statements) and €557 million related to other contracts (see Note 27 to our consolidated financial statements) (€669 million at December 31, 2006, of which €70 million related to construction contracts and €599 million related to other contracts and €753 million at December 31, 2005, of which €173 million related to construction contracts and €580 million related to other contracts). For further information on the impact on the 2007 income statement of the change in these provisions, see Notes 18 and 27 to our consolidated financial statements.

2007 ANNUAL REPORT ON FORM 20-F - 47

Back to Contents

Deferred taxes

Deferred tax assets relate primarily to tax loss carry forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

At December 31, 2007, recognized deferred tax assets were €1,232 million, of which €675 million related to the United States and €404 million to France (€1,692 million at December 31, 2006 of which €746 million related to the United States and €372 million to France and €1,768 million at December 31, 2005, of which €850 million related to the United States and €369 million to France). Evaluation of the Group’s capacity to utilize tax loss carry forwards relies on significant judgment. We analyze the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carry forwards, which also consider the factors indicated in Note 1n to our consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair valuation of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reversed in our future income statements as and when such differences are amortized. The remaining deferred tax liabilities as of December 31, 2007 are €1,629 million.

As prescribed by IFRSs, we had a twelve-month period to complete the purchase price allocation resulting from the Lucent transaction and to determine the amount of deferred tax assets related to the carry-forward of Lucent’s unused tax losses that should be recognized in the financial statements of the combined company. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in our future financial statements, the tax benefit will be included in our income statement. Goodwill will also be reduced (resulting in an expense) for that part of the deferred tax assets recognized relating to Lucent’s tax losses.

On the other hand, as a result of the business combination, a historical Alcatel entity may consider that it becomes probable that it will recover its own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of Lucent business. In such cases, we would recognize a deferred tax asset but would not include it as part of the accounting for the business combination. It could therefore have a positive impact on our future net results.

Pension and retirement obligations and other employee and post-employment benefit obligations

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, health care cost trend rates and expected participation rates in retiree plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on our results or shareholders’ equity.

The weighted average expected rates of return on pension and post-retirement plan assets used to determine our pension and post-retirement credits were 7.39%, 7.35% and 4.28% for 2007, 2006 and 2005, corresponding respectively, and were determined at the beginning of each period. We plan to use an expected rate of return of 7.05% during 2008. The decrease between 2008 and 2007 is mainly due to the more conservative asset allocation at the end of 2007 (we reduced the exposure of our U.S. defined benefit pension plans to the equity markets in November 2007). Changes in the rates were generally due to adjustments in expected future returns based on studies performed by external investment advisors or to a change in the asset allocation.

The weighted average discount rates used to determine the pension and post-retirement credit were 5.54%, 3.95% and 4.46% for 2007, 2006 and 2005, respectively. For the purpose of recognition of the net pension and post-retirment credit, the discount rates are determined at the beginning of each quarterly period (for significant plans). For the purpose of determining the plan obligations, these rates are determined at the end of each period. We plan to use a discount rate of 6.04% for 2008. The change in the discount rates in 2007 and 2008, was due to increasing long-term interest rates. The discount rates also are somewhat volatile because they are set based upon the prevailing rates as of the measurement date. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and our net pension and post-retirement credit and profitability; a higher discount rate reduces the plan obligations and our net pension and post-retirement credit and profitability.

The expected rate of return on pension and post-retirement plan assets and the discount rate were determined in accordance with consistent methodologies, as described in Note 25 to the consolidated financial statements included elsewhere in this document.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2007 net pension and post-retirement result by approximately €35 million and €53 million, respectively. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2007 net pension and post-retirement result by approximately €151 million.

48 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

The net effect of pension and post-retirement cost included in our income (loss) before tax, related reduction of goodwill and discontinued operations was a €628 million increase in pre-tax income during 2007 (a €50 million reduction in pre-tax income during 2006 and a €99 million reduction in pre-tax income during 2005). Included in the €628 million increase is €258 million booked as a result of certain changes to management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent U.S. management retirees will be changed to a drug plan design similar to the Medicare Part D program. The change reduces the projected benefit obligation by €258 million, net of a €205 million elimination of the previously expected Medicare Part D subsidies.

In the United States, there have been several developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

The Group’s U.S. companies have taken various actions recently to reduce their share of retiree health care costs during recent periods, including the shifting of certain costs to its retirees. The retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired from Lucent’s predecessor prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of the total U.S. retiree health care obligation as of December 31, 2007. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent’s share of future benefit costs since 2001. Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a U.S.$ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a required subject of bargaining between Lucent and the unions.

The amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and past service cost, (ii) the present value of any available refunds from the plan, and (iii) any reduction in future contributions to the plan. As Lucent currently has the ability and intent to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a reimbursement from the pension plan. The funded status of the formerly represented retiree health care obligation of €1,775 million, the present value of Medicare Part D subsidies of approximately €299 million (as this amount is currently netted in the retiree health care obligation) and the present value of future service costs of €644 million have been considered in determining the asset ceiling limitation for Lucent’s pension plans as of December 31, 2007.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. Based on preliminary estimates, as of the January 1, 2008 valuation date, there were approximately €2.3 billion of pension plan assets that would be eligible for “collectively bargained” transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, €2.7 billion would be available for “multi-year” transfers which also require the plan to remain 120% funded during the transfer period). Lucent has assumed that the eligible plan assets will increase over time through the 2013 expiration date of the current legislation and as a result Lucent will be able to utilize pension plan assets for Section 420 “collectively bargained” or “multi-year” transfers to fund all its health care obligations for formerly represented retirees. Changes in plan asset values, funding levels or new legislation could result in significant changes in the asset ceiling that will impact our shareholders’ equity as well as the ultimate amount of plan assets eligible for Section 420 transfers.

Revenue recognition

As indicated in Note 1o to our consolidated financial statements, revenue is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, we apply the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on our future net income (loss).

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the revenue and associated costs of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, as a result of cost overruns and major technical problems that we experienced in implementing a large W-CDMA contract, we determined that we could no longer estimate with sufficient reliability, the final revenue and associated costs of such contract. As a result, we expensed all the contract costs incurred to that date, but we only recognized revenues to the extent that the contract costs incurred were recoverable. In 2007, revenues of €72 million and cost of sales of €298 million were recognized in connection with this construction contract. The negative impact on income (loss) before tax, related reduction of goodwill and discontinued operations of changing from our usual revenue recognition methodology to this basis of accounting was €98 million. If and when reliable estimates become available, revenue and costs associated with the construction contract will then be recognized respectively by reference to the stage of completion of the contract activity at the balance sheet date. Our future results of operations may therefore be impacted.

2007 ANNUAL REPORT ON FORM 20-F - 49

Back to Contents

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position SOP 97-2 of the American Institute of Certified Accountants, or the AICPA), such as the existence of sufficient vendor-specific objective evidence (“VSOE”) to determine the fair value of the various elements of the arrangement.

Some of the Group’s products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, more prescriptive software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the product driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of some of the guidance of the SOP 97-2, including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the cost to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of some of SOP 97-2 guidance requires the use of significant professional judgment. Further, we believe that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental, particularly if VSOE or similar fair value cannot be obtained with respect to one or more of the undelivered elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales history are recognized as a reduction of sales. If actual product returns are considerably different from those estimated, the resulting impact on our future net income (loss) could be significant.

It can be difficult to evaluate our capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on our capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded.

Purchase price allocation of a business combination

In business combinations, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the service of outside valuation specialists. Due to the underlying assumptions taken in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and, therefore, the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3, if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in Note 3 to our consolidated financial statements.

Once the initial accounting of a business combination is complete, further adjustments shall be accounted for only to correct errors.

6.1

OVERVIEW OF 2007

In 2007, carrier spending for new equipment was driven by many of the same broad trends that shaped spending in 2006.  Carriers continued to transform their networks to an all-IP (Internet Protocol) architecture delivering multimedia and triple play services to end-users. Expanding broadband access capabilities remained a key focus area for wire-line carriers, with an increasing emphasis on delivering enhanced capabilities over optical fiber deployed deeper into access networks. Growth in bandwidth-intensive traffic like video drove new spending for added capacity in metro and long haul optical networks. Wireless operators continued to invest in third generation networks.

At the same time, other forces negatively affected carrier demand for new equipment. Carrier consolidation and the sharing of network capacity reduced spending. Growth slowed in the number of new subscribers to copper-based broadband access services in developed markets. Competitive attacks designed to capture footprint and increase market share pressured prices and margins.  One result of these sometimes conflicting forces was slight positive growth in the global market for carrier telecommunications equipment and related applications and services in 2007 at constant Euro/U.S.$ exchange rate – and therefore a slight decline when measured in euros – compared to the mid-single digit growth posted in 2006. There was some growth in 2007 in certain segments of the market, including IP routing, optical networking and next-generation core networks. However, even in those sectors growth in 2007 was slower than it was in 2006, and it was offset by declines in areas like wireless and legacy core networking, both fixed and mobile. Finally, the challenging pricing environment squeezed profitability.

50 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

In addition to overall market forces, our business was also affected by other developments that had significant impacts on our results. Most importantly, 2007 was a year of transition for Alcatel-Lucent as the combined company rationalized the portfolio; reduced costs, expenses and headcount; and reorganized the business as we executed integration plans in a very challenging and competitive environment. Early in the year, immediately after the business combination was completed, some customers reduced spending as a result of their uncertainty about which products the combined company would maintain and which would be phased out or delayed. In October 2007, we implemented a plan to improve profitability and reposition the business.  We also booked significant impairment charges during the year, totaling €2.9 billion in our reported accounts, including €2.52 billion in the last quarter of 2007 related to goodwill in the CDMA (Code Division Multiple Access) and IMS (IP Multimedia Subsystem) business divisions. In the case of CDMA (a wireless infrastructure standard designed in North America, where it remains a key technology) this impairment was due to a revision in the long term outlook for this activity, taking into account the recent changes in market conditions as well as potential future technology evolutions. In the case of IMS (a set of elements designed to enable the delivery of advanced IP-based services such as Fixed/wireless convergence), this impairment was due to a slower-than-expected take-off of this market segment. The business division W-CDMA (the third generation wireless standard that is gaining growing acceptance around the world) reported a €426 million impairment loss due to a delay in revenue generation versus initial expectations, and to a reduction in margin estimates for this business.

6.2

CONSOLIDATED RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
COMPARED TO THE YEAR ENDED DECEMBER 31, 2006

Introduction. As noted earlier, on November 30, 2006, pursuant to a merger agreement that historical Alcatel and Lucent entered into on April 2, 2006, Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector, our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and in April 2007, the sale of our ownership interests in the two joint ventures in the space sector was completed.

Consequently, the following discussion takes into account our results of operations under IFRS for the year ended December 31, 2007 which includes twelve months of Lucent’s results of operations, while our 2006 results include only one month of Lucent’s results. Our results for the year ended December 31, 2007 also include the UMTS radio access business acquired from Nortel on December 31, 2006 and exclude the businesses transferred in January and April 2007 to Thales. Our results for 2006 have been re-presented to exclude the businesses transferred to Thales in 2007 and to take into account the effect of the change in accounting policies on employee benefits.

Revenues. Revenues were €17,792 million for 2007, an increase of 44.9% as compared to €12,282 million for 2006. The increase is largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. Approximately 56.4% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During 2007, the decrease in the value of the U.S. dollar relative to the euro had a negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate during 2007 as compared to 2006 our consolidated revenues would have increased by approximately 51.7% instead of the 44.9% actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during 2007, the average exchange rate that applied for 2006, instead of the average exchange rate that applied for 2007, and (ii) to our exports (mainly from Europe) effected during 2007 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro / U.S. dollar hedging rate that applied for 2006. Our management believes that providing our investors with our revenues for 2007 in constant euro / U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry. The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

(in millions of euros)	Year ended December 31, 2007	Year ended December 31, 2006	% Change
Revenues as reported	€17,792	€12,282	44.9%
Conversion impact euro/U.S. dollar	740	—	6.0%
Hedging impact euro/U.S. dollar	98	—	0.8%
Revenues at constant rate	€18,630	€12,282	51.7%

Revenues increased across the business – in the carrier, enterprise and services segments. The revenue increase in each part of the business, except for the enterprise segment, is largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results.

2007 ANNUAL REPORT ON FORM 20-F - 51

Back to Contents

Revenues for 2007 and 2006 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

Revenues by geographical market (in millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
2007	1,219	3,657	963	2,943	5,438	1,534	2,038	17,792
2006	1,096	2,879	946	2,116	2,323	1,128	1,794	12,282
% Change 2007 vs. 2006	11%	27%	2%	39%	134%	36%	14%	45%

The revenue increase in individual geographic markets is largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. In 2007, the United States accounted for 30.6% of revenues by geographical market, while France, Other Western Europe, the Rest of Europe, Asia Pacific, Other Americas and the Rest of the World accounted for 6.9%, 20.6%, 5.4%, 16.5%, 8.6% and 11.5%, respectively. This compares with the following percentages of revenues by geographical market for 2006: France – 8.9%, Other Western Europe – 23.4%, the Rest of Europe – 7.7%, Asia Pacific — 17.2%, United States — 18.9%, Other Americas – 9.1% and the Rest of the World — 14.6%. The increase in United States revenue as a percentage of total revenue is largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results, and to the fact that Lucent’s revenues are concentrated in the United States.

Gross profit. During 2007, gross profit was 32.1% of revenues or €5,709 million, compared to 33.1% of revenues or €4,068 million in 2006. The increase in gross profit in absolute terms is largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. The decrease in gross profit as a percentage of revenues was due to competitive pricing pressures in our carrier markets and the non-recurring negative, non-cash impact of €247 million upon the sale of a portion of Lucent’s inventory in 2007. As a result of purchase accounting for the Lucent business combination, Lucent’s inventory was revalued to its fair value and such “step-up” in valuation was reversed once the inventory was sold. The reversal of the inventory step-up related to the Lucent business combination began in 2006, with a negative non-cash impact on gross profit of €167 million, and it was completed in 2007. Gross profit in 2007 also included (i) the negative impact of €130 million related to investments in current products and platforms that we will eventually discontinue, but that we continue to enhance in order to meet our commitment to our customers while preparing to converge them into a common platform; (ii) the negative impact of a €98 million one-time charge resulting from the difficulties we have encountered in fulfilling a large wireless construction contract; (iii) the positive impact of €34 million from a litigation settlement related to business arrangements with a company in Colombia which was subsequently liquidated; (iv) the €25 million negative impact for compensation expense recognized for share-based payments (stock options); (v) the negative impact of a net charge of €178 million for write-downs of inventory and work in progress; and (vi) the positive impact of a net reversal of €10 million of reserves on customer receivables as the reversal of historical reserves exceeded the amount of new reserves.

In addition to the negative non-cash impacts from purchase accounting discussed above, gross profit in 2006 also included (i) the €19 million negative impact for compensation expense recognized for share-based payments (stock options), (ii) the negative impact of a net charge of €59 million for write-downs of inventory and work in progress, (iii) the negative impact of a net charge of €8 million on customer receivables, and (iv) the negative impact of €87 million of sales incentive amounts paid to employees which are now included in administrative and selling expenses effective January 1, 2007.

Administrative and selling expenses. For 2007, administrative and selling expenses were €3,462 million or 19.5% of revenues compared to €1,911 million or 15.6% of revenues in 2006. The primary reason for the increase in administrative and selling expenses in 2007 compared with 2006 is the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. The increase in administrative and selling expenses as a percentage of revenues included the negative, non-cash impact of purchase accounting entries of €295 million in 2007 and €30 million in 2006 resulting from the Lucent business combination and primarily related to the amortization of purchased intangible assets of Lucent, such as customer relationships. Administrative and selling expenses also included the compensation expense recognized for share-based payments (stock options) of €47 million in 2007 as compared to €28 million in 2006, with the increase primarily due to the inclusion of Lucent in the Group. Administrative and selling expenses in 2007 also include sales incentive amounts paid to employees, whereas prior to January 1, 2007, historical Alcatel classified these costs as cost of sales. Other operations that are included in 2007 results but not in 2006, including the UMTS radio access business acquired from Nortel and activities acquired through other acquisitions, also contributed to the 2007 increase in administrative and selling expenses.

Research and Development costs. Research and Development costs were €2,954 million in 2007, after the capitalization of €153 million of development expense, compared to €1,470 million in 2006, after the capitalization of €109 million of development expense. As a percentage of revenues, Research and Development costs for 2007 were 16.6%, compared to 12.0% in 2006. Research and Development costs included the negative, non-cash impact of purchase accounting entries of €269 million in 2007 and €30 million in 2006 resulting from the Lucent business combination primarily related to the amortization of purchased intangible assets of Lucent, such as acquired technologies and in process Research and Development. Research and Development costs also included the compensation expense recognized for share-based payments (stock options) of €27 million in 2007 and €16 million in 2006. The primary reason for the increase in Research and Development expenses in 2007 compared with 2006 is the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. Acquisitions that occurred in 2007 or that occurred during 2006 but are included for a full year in 2007 also contributed to the 2007 increase in Research and Development costs.

52 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of €707 million for 2007 compared to income of €687 million in 2006, which represented 5.6% of revenues. This decrease resulted from the competitive pricing environment that impacted our gross profit, and from the negative, non-cash impact of purchase accounting entries of €817 million in 2007 as compared to €227 million in 2006 resulting from the Lucent business combination, which more than offset Lucent’s contribution to revenues and gross margin.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment for 2007 by €429 million (of which €642 million were additional provisions and €213 million were reversals). Additional product sales reserves (excluding construction contracts) created during 2007 were €500 million, while product sales reserves reversals during 2007 were €145 million. Of the €145 million in reversals, €85 million related to reversals of warranty provisions due to the revision of our original estimates for warranty provisions regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €21 million of the €145 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€39 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities by €252 million for 2006, of which €195 million related to product sales reserves (excluding construction contracts). Additional product sales reserves created during 2006 were €376 million while provision reversals during 2006 were €181 million.

Restructuring costs. Restructuring costs were €856 million for 2007, representing €623 million of new restructuring plans and adjustments to previous plans, €186 million of other monetary costs, and a valuation allowance or write-off of assets of €47 million. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions following the acquisition of UMTS technologies from Nortel and the business combination with Lucent. Restructuring costs were €707 million in 2006, representing €100 million of new restructuring plans or adjustments to previous plans, €137 million of other monetary costs, and €470 million of valuation allowances or write-offs of assets mainly associated with the discontinuance of certain product lines. Our restructuring reserves of €698 million at December 31, 2007 cover more than 2,380 eliminated jobs, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Impairment of assets. In 2007 we took an impairment of assets charge of €2,944 million. Of the €2,944 million, €2,657 million is related to goodwill, €39 million to capitalized development costs, €174 million to other intangible assets and €74 million to property, plant and equipment. Due to the delay in revenue generation from our 3G W-CDMA assets as compared to our initial expectations and to a reduction in margin estimates, we booked a €426 million impairment charge. Also included in the €2,944 million of 2007 impairment charges were impairment losses related to goodwill of €2,109 million booked against our CDMA and EVDO (Code Division Multiple Access & Evolution Data Only) assets, €396 million related to our IMS (Internet Protocol Multimedia Subsystem) business and the balance is related to our Network Integration business. The CDMA and EVDO impairment charge related to goodwill is due to a revision in the long-term outlook for this activity, taking into account the recent change in market conditions as well as potential future technology evolutions. In 2006, we had €141 million of impairment charges against intangible assets, primarily linked to our carrier segment.

Post-retirement benefit plan amendment. In 2007 we booked a €258 million credit resulting from certain changes to management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees will be changed to a drug plan similar to the Medicare Part D program. The future change reduces the current projected benefit obligation by €258 million, net of a €205 million elimination of the previously expected Medicare Part D subsidies. There was no corresponding amount for 2006.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €4,249 in 2007 compared to a loss of €146 million in 2006. This larger loss was in great part due to major asset impairment charges and restructuring costs, a reduced gross margin, higher administrative and selling expenses and Research and Development costs, and the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination.

Finance costs. Finance costs were €173 million in 2007 and included €404 million of interest paid on our gross financial debt, offset by €230 million in interest earned on our cash, cash equivalents and marketable securities. The 2006 net finance costs of €98 million resulted from €241 million of interest paid on our gross financial debt, offset by €143 million in interest earned on cash, cash equivalents and marketable securities. The 2007 increase over 2006 in both interest paid and interest earned is largely due to the inclusion of twelve months of Lucent-related interest paid and interest earned for 2007, while our 2006 results include only one month of Lucent-related interest paid and interest earned.

Other financial income (loss). Other financial income was €541 million in 2007 compared to financial expense of €34 million in 2006. This increase is due primarily to the financial component of pension and post-retirement benefits, mainly related to the Lucent pension credit that is included in twelve months of 2007 results but in only one month of 2006 results.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €110 million during 2007, with our 20.8% share in Thales and our 49.9% ownership interest in Draka (that we sold in the fourth quarter of 2007) contributing positively, compared to €22 million in 2006. The increase in the Thales contribution was primarily due to our larger ownership interest in Thales (from 9.5% in 2006 to 20.80% in 2007) resulting from the receipt of 25 million Thales shares in January 2007 in connection with our contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.

2007 ANNUAL REPORT ON FORM 20-F - 53

Back to Contents

Income (loss) before tax, related reduction of goodwill and discontinued operations. Income (loss) before tax, related reduction of goodwill and discontinued operations was a loss of €3,771 million compared to a loss of €256 million in 2006.

Reduction of goodwill related to deferred tax assets initially unrecognized. Due to the inability to demonstrate when deferred tax assets related to Lucent’s pensions and other post-retirement benefits would be reversed and whether tax loss carry forwards would be available at the time of the reversal to offset such assets, our management decided to recognize only such amount of deferred tax assets as is equal to the amount of deferred tax liabilities accounted for in connection with these temporary differences. Deferred tax assets identified after the completion of a business combination and not initially recognized are accounted for in the income statement, as an income tax benefit (see discussion below) and a corresponding charge is accounted for as a reduction of goodwill.  As the deferred tax liabilities related to pension assets increased in 2007 to €256 million, a corresponding amount of deferred tax assets related to pensions that had not been recognized at the date of the business combination with Lucent were booked, which resulted in a corresponding reduction of goodwill. Of the €256 million deferred tax liabilities recognized in 2007 relating to Lucent’s pension obligations, €181 million represented the post-retirement benefit plan amendment described above.

Income tax (expense) benefit. We had an income tax expense of €60 million for 2007, compared to an income tax benefit of €42 million for 2006. The net income tax expense for 2007 resulted from a current income tax charge of €111 million and a net deferred income tax benefit of €51 million. The €51 million net deferred tax benefit included deferred income tax benefits of €652 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and the recognition of deferred tax assets initially unrecognized at the time of the Lucent combination – see the explanation provided in the preceding paragraph), that were not fully offset by a €420 million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment described above and a €181 million deferred tax charge related primarily to the post-retirement benefit plan amendment described above.

Income (loss) from continuing operations. We had a loss from continuing operations of €4,087 million in 2007 compared to a loss of €219 million in 2006.

Income (loss) from discontinued operations. Income from discontinued operations was €610 million during 2007, consisting primarily of a €615 million net capital gain after tax on the contribution of our railway signaling business and our integration and services activities to Thales. That compares with income of €158 million generated primarily by those businesses in 2006.

Minority Interest. Minority interests were €41 million during 2007 compared with €45 million during 2006.

Net income (loss) attributable to equity holders of parent. A net loss of €3,518 million was attributable to equity holders of the parent during 2007. In 2006, a net loss of €106 million was attributable to equity holders of the parent.

6.3

RESULTS OF OPERATIONS BY BUSINESS SEGMENT
FOR THE YEAR ENDED DECEMBER 31, 2007
COMPARED TO THE YEAR ENDED DECEMBER 31, 2006

The following discussion takes into account our results of operations under IFRS for the year ended December 31, 2007, (i) including Lucent’s results of operations starting on December 1, 2006, (ii) excluding the businesses transferred to Thales, and (iii) treating the business segments established after the business combination with Lucent as if they were effective on January 1, 2006. Since October 31, 2007 and the announcement of the reorganisation of our Carrier segment, we no longer manage this segment according to three business groups (Wireline, Wireless and Convergence). The following comments are therefore provided for the continuity of analysis for full year 2007 and may not be provided as such in future reports.

The table below sets forth the consolidated revenues (before elimination of inter-segment revenues, except for “Other” and “Total Group” results), income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities and capital expenditures for tangible and intangible assets for each of our business segments for 2007 and 2006.

(In millions of euros)
2007	Carrier	Enterprise	Services	Other	Total Group
TOTAL – REVENUES	12,819	1,562	3,173	238	17,792
Of which: - Wireline	6,003
- Wireless	5,287
- Convergence	1,529
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	(752)	131	122	(208)	(707)
Capital expenditures	673	93	40	36	842

54 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

2006	Carrier	Enterprise	Services	Other	Total Group
TOTAL – REVENUES	8,989	1,420	1,721	152	12,282
Of which: - Wireline	4,463
- Wireless	3,049
- Convergence	1,477
Income (loss) from operating activities before restructuring costs, impairment of assets and gain/(loss) on disposal of consolidated entities	393	109	195	(10)	687
Capital expenditures	473	84	29	98	684

Carrier Segment

Carrier segment revenues were €12,819 million for 2007 compared with €8,989 million for 2006. The increase is due to the inclusion of twelve months of Lucent, and to a lesser degree the UMTS business acquired from Nortel, in results of operations for 2007, while our 2006 results include only one month of Lucent’s results. A key development within the carrier market is the transformation of networks to a high-bandwidth, full IP architecture. While that IP transformation has had positive impacts across our carrier business, those impacts have been more pronounced in wireline than in wireless. For example, increased shipments of our IP-based products helped drive our broadband access business in 2007, when we shipped 33 million DSL lines and counted more than 170 customers for our IP-based products. However, growth in that market slowed as the year progressed, reflecting high market penetration rates and the somewhat slower than expected transition to new GPON technology. The demand for metro and long haul DWDM optical networks to support high-bandwidth requirements for IP video services, including IPTV, was a key contributor to growth in both our terrestrial and submarine optics business. Our IP service routing business was up 33% in 2007, excluding reseller sales, and reached a milestone of U.S.$ 1 billion in revenues for the year, while our multi-service wide-area-network switching business continued its long-term decline. In total, our wireline revenues were €6,003 million in 2007 compared with €4,463 million in 2006. The increase is largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. In our convergence business  in 2007 our core circuit switch business reflected the ongoing long-term decline that dominates carrier spending for that legacy technology. While that legacy market continued its decline, revenues in our next-generation core networking business remained too small to offset the declining legacy business. Our convergence revenues were €1,529 million in 2007 compared with €1,477 million in 2006. All of the increase was due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. On the wireless side, a growing number of subscribers on CDMA and GSM networks continued to drive higher traffic volumes, spending for capacity, and, in some cases, additional footprint. However, both of these businesses operate in mature markets that have started to decline, although revenues in our GSM business grew considerably as 2007 progressed, due to a refreshed product portfolio. 2007 was a year of investment for our W-CDMA business as we took three portfolios – one from historical Alcatel, one from Lucent and one from our acquisition of Nortel’s UMTS radio access assets – and converged them into one portfolio. We have completed the convergence from three platforms to two, and will complete the move to one converged platform, at least for the radio network controller, in 2008. In total, our wireless revenues were €5,287 million in 2007 compared with €3,049 million in 2006. The increase is due to the inclusion of twelve months of Lucent’s results of operations in 2007, while our 2006 results included only one month of Lucent’s results.

The carrier segment had a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of €752 million in 2007 compared with income of €393 million in 2006. This decrease resulted from competitive pricing pressures that impacted our gross profit, from investments in current products and platforms that we will eventually discontinue, from €98 million that we recognized in cost of sales due to the problems we experienced on a large W-CDMA construction contract and from the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination which more than offset Lucent’s contribution to revenues and gross margin.

Enterprise Segment

Enterprise segment revenues were €1,562 million for 2007, an increase of 10% over revenues of €1,420 million for 2006. Part of the increase was due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results, but the impact of Lucent’s results on this segment was much smaller than it was on either the carrier or services segments. 2007 revenues showed strength across all parts of the enterprise business, with particularly strong gains in our data business and our contact center business, where we added more than 200 new customers during the year. There was also continued good momentum in the migration to IP-based telephony systems. Key growth regions were Europe and Asia.

Enterprise segment income from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment was €131 million in 2007, compared with €109 million in the same period last year. The increase was largely due to higher revenues in 2007.

2007 ANNUAL REPORT ON FORM 20-F - 55

Back to Contents

Services Segment

Revenues in the services segment were €3,173 million in 2007, compared with €1,721 million in 2006. Nearly all of the increase is attributable to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. Additionally, the transformation of networks to an all-IP architecture has increased carrier spending for our network integration and transformation capabilities. Also, growth in our outsourced network operations services and professional services reflected an ongoing shift in the services market from traditional product-attached deployment and maintenance-type services to integration, network operations and other managed services.

The services segment had income from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of €122 million in 2007 compared with income of €195 million in 2006. The decline reflects increased costs associated with new network operations contracts, a shift in the mix of services revenues and the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination.

6.4

CONSOLIDATED RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
COMPARED TO THE YEAR ENDED DECEMBER 31, 2005

Introduction. As noted earlier, on November 30, 2006, pursuant to a merger agreement that historical Alcatel and Lucent entered into on April 2, 2006, Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement relating to the sale of our two space joint ventures and our railway signalling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.

The following discussion takes into account our results of operations for the year ended December 31, 2006, (i) including Lucent’s results of operations starting on December 1, 2006, (ii) excluding the businesses to be transferred to Thales and (iii) taking into account the effect of the change in accounting policies on employee benefits with retroactive effect from January 1, 2005. As a result of purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2006 included several negative, non-cash adjustments. In addition, the following discussion takes into account our results of operations for the year ended December 31, 2005 which have been re-presented as required by IFRS, to exclude the businesses to be transferred to Thales, which are shown as discontinued operations and to take into account the effect of the change in accounting policies on employee benefits.

Revenues. Consolidated revenues increased by 9.5% to €12,282 million for 2006, primarily driven by the services and enterprise business segments as well as the wireline group, compared to €11,219 million for 2005. Of the 9.5% increase, a significant portion is attributable to Lucent’s results in December 2006. The difference between the 9.5% increase and the percentage change in our revenues based on a constant euro/U.S. dollar exchange rate is marginal since the average exchange rate was €1.26 = U.S.$ 1 in 2006 versus €1.24 = U.S.$ 1 in 2005.

Revenues (by geographical market of customer) in Europe decreased to €4,921 million in 2006 from €4,927 million in 2005; revenues in the United States increased to €2,323 million in 2006 from €1,572 million in 2005; revenues in Asia Pacific increased to €2,116 million in 2006 from €1,779 million in 2005; revenues in Other Americas (Canada, Central and South Americas) increased to €1,113 million in 2006 from €978 million in 2005 and revenues in the rest of the world decreased to €1,863 million in 2006 from €1,963 million in 2005. In 2006, Europe, U.S., Asia Pacific, Other Americas and the rest of the world accounted for 39.6%, 18.9%, 17.2%, 9.1% and 15.2%, respectively, of our total revenues compared with the following percentages of revenues for 2005: Europe 43.9%, U.S. 14.0%, Asia Pacific 15.9%, Other Americas 8.7% and the rest of the world 17.5%.

Gross Profit. Gross profit of €4,068 million in 2006 represented 33.1% of revenues compared to 36.8%, or €4,133 million, in 2005. The decrease in gross profit margin was primarily due to competitive pricing pressures in our carrier markets. Gross profit also included the non-recurring negative, non-cash impact of €167 million upon the sale of a portion of Lucent’s inventory during December 2006. As a result of purchase accounting for the Lucent business combination, Lucent’s inventory was revalued to its net realizable value and such “step-up” in valuation was reversed once the inventory was sold. Gross profit for 2006 was also adversely affected by (i) a net impairment charge on customer receivables of €18 million in 2006 as compared with a net gain of €19 million in 2005, as the amount of new reserves in 2006 exceeded the amount generated from the reversal of historical reserves and (ii) a net charge of €59 million for write-downs of inventory and work in progress compared with a charge of €18 million in 2005, due to fewer reversals of reserves during 2006 compared with 2005.

56 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Administrative and Selling Expenses. Administrative and selling expenses were €1,911 million for 2006 compared to €1,816 million in 2005. As a percentage of revenues, administrative and selling expenses were 15.6% of revenues in 2006 compared to 16.2% of revenues in 2005, decreasing despite the increase in revenues primarily due to the decrease in certain costs resulting from our restructuring efforts. Administrative and selling expenses in 2006 included a negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination of €30 million, primarily related to the amortization for one month of purchased intangible assets of Lucent, such as customer relationships.

Research and Development Costs. Research and Development costs were €1,470 million in 2006 compared to €1,301 million in 2005. As a percentage of revenues, Research and Development costs amounted to 11.9% in 2006 as compared to 11.6% in 2005. Research and Development costs in 2006 included a negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination of €30 million, primarily related to the amortization for one month of purchased intangible assets of Lucent, such as acquired technologies and in process Research and Development.

Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities. We recorded income from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities of €687 million for 2006 compared to €1,016 million for 2005. Income from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities as a percentage of revenues was 5.6% for 2006 compared to 9.1% in 2005. This decrease resulted from the competitive pricing environment that impacted our gross profit despite decreases in our fixed cost structure, and from the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination of €227 million, which more than offset Lucent’s one-month contribution to revenues and gross margin.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities by €237 million. Additional provisions created during 2006 were €478 million while provision reversals during 2006 were €226 million, of which €181 million related to product sales reserves. Of the €181 million, €94 million related to reversals of warranty provisions due to the revision of our original estimate for warranty provisions regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition €33 million of the €181 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals were mainly related to new estimations of losses at completion. Due to the re-presentation of our 2005 financial results as required by IFRS to present the businesses to be transferred to Thales as discontinued operations, we are unable to determine the amount of changes in provisions for 2005 for the businesses re-presented for such years.

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

Income (Loss) from Operating Activities. Income (loss) from operating activities was a loss of €146 million in 2006 compared to income of €1,066 million in 2005. This decrease was due primarily to major restructuring costs in 2006, impairment charges on intangible assets booked in 2006 (as compared to no charge in 2005) and the reduced gain from the disposal of consolidated entities in 2006.

Finance Costs. Finance costs were €98 million in 2006 compared to €93 million in 2005 and included financial interest paid on gross financial debt of €241 million which was partly offset by financial interest received on cash and cash equivalents of €143 million. This evolution is consistent with the average net (debt) cash position of the Group during 2005 and 2006.

Other Financial Income (Loss). Other financial loss was €34 million in 2006 compared to income of €42 million in 2005. In 2006, Alcatel-Lucent’s pension assets and liabilities created a net financial income of €31 million, although this amount was offset by an €18 million charge related to the adjustment of the conversion ratio of Lucent’s Series A and Series B convertible debentures following a consent solicitation completed in the fourth quarter of 2006, a €15 million interest charge due to the late payment of an amount relating to a tax dispute and €32 million of other net charges.  In 2005, net financial loss from historical Alcatel’s pension assets and liabilities was €45 million, offset primarily by capital gains resulting from the disposal of shares that we owned in Nexans (€69 million) and Mobilrom (€45 million) in 2005.

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

2007 ANNUAL REPORT ON FORM 20-F - 57

Back to Contents

Income (loss) Before Tax, Related Reduction of Goodwill and Discontinued Operations. Income (loss) before tax, related reduction of goodwill and discontinued operations was a loss of €256 million in 2006 compared to income of €1,001 million in 2005.

Income Tax (Expense) Benefit. Income tax (expense) benefit was a net benefit of €42 million in 2006 compared to a net expense of €146 million in 2005. The net income tax benefit for 2006 resulted from a current income tax expense of €71 million (compared with a current income tax expense of €48 million in 2005) more than offset by a deferred income tax benefit of €113 million mainly due to the amortization for one month of Lucent’s intangible assets resulting from the purchase price accounting entries made in connection with the Lucent business combination that are not deductible for tax purposes (compared with a deferred income tax charge of €98 million in 2005).

Income (Loss) from Continuing Operations. Loss from continuing operations was €219 million compared to income of €855 million in 2005.

Income (Loss) from Discontinued Operations. Income from discontinued operations was €158 million in 2006 corresponding mainly to the businesses that will be transferred to Thales in 2007 (as discussed above and in Note 3 of our consolidated financial statements) compared to income generated primarily by those businesses of €108 million in 2005.

Minority Interests. Minority interests were €45 million in 2006 compared to €41 million in 2005, due primarily to higher results from Alcatel Shanghai Bell.

Net Income (Loss) Attributable to the Equity Holders of the Parent. As a result of the foregoing, we recorded a net loss (Group share) of €106 million in 2006 compared to a net income of €922 million in 2005.

6.5

RESULTS OF OPERATIONS BY BUSINESS
SEGMENT FOR THE YEAR ENDED DECEMBER
31, 2006 COMPARED TO THE YEAR ENDED DECEMBER 31, 2005

Introduction. The following discussion takes into account our results of operations under IFRS for the year ended December 31, 2006, (i) including Lucent’s results of operation starting on December 1, 2006, (ii) excluding the businesses to be transferred to Thales, (iii) treating the business segments established after the business combination with Lucent as if they were effective on January 1, 2006 and (iv) taking into account the effect of the change in accounting policies on employee benefits with retroactive effect from January 1, 2005. In addition, the following discussion takes into account our results of operations for the year ended December 31, 2005 which have been re-presented, (i) treating the business segments established after the business combination with Lucent as if they were effective on January 1, 2005, (ii) excluding the businesses to be transferred to Thales, which are presented as discontinued activities and (iii) taking into account the effect of the change in accounting policies on employee benefits with retroactive effect from January 1, 2005.

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

(In millions of euros)
2006	Carrier	Enterprise	Service	Other	Total Group
TOTAL - REVENUES	8,989	1,420	1,721	152	12,282
Of which : - Wireline	4,463	-	-	-
- Wireless	3,049	-	-	-
- Convergence	1,477	-	-	-
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	393	109	195	(10)	687
Capital expenditures for tangible and intangible assets	473	84	29	98	684

58 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

(In millions of euros)
2005	Carrier	Enterprise	Service	Other	Total Group
TOTAL - REVENUES	8,463	1,248	1,378	130	11,219
Of which : - Wireline	3,876	-	-	-
- Wireless	2,806	-	-	-
- Convergence	1,781	-	-	-
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	778	111	212	(85)	1,016
Capital expenditures for tangible and intangible assets	407	80	45	61	593

Carrier segment

Revenues of the carrier segment were €8,989 million in 2006, an increase of 6.2% over revenues of €8,463 million in 2005. Most of the increase was attributable to Lucent’s activity in December 2006. Within the carrier segment, demand for the wireline group’s products was particularly strong, driven by the continued migration to all-IP networks in carriers’ core as well as their access networks, and continued spending to enhance broadband access capabilities. There was also an acceleration in carrier spending to deploy video and voice-over IP (or VoIP) services as part of their new offer of triple-play services, enabled by their upgraded access networks. The increased volume of high-bandwidth traffic – like video – also added to carrier spending for additional capacity in both their metro area and long-haul optical networks. Revenues of our wireline business group were €4,463 million for 2006, compared to €3,876 million for 2005, an increase of 15.1%. Lucent’s activity in December 2006 did not contribute materially to such increase.

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

Enterprise segment

Enterprise segment revenues were €1,420 million in 2006, an increase of 13.8% over revenues of €1,248 million in 2005. The inclusion of Lucent’s activity in December 2006 had no significant impact on this increase. The segment posted steady gains throughout the year, driven by the ongoing migration to IP telephony, strong demand in IP networking and the segment’s strong position in contact center product offerings.

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

2007 ANNUAL REPORT ON FORM 20-F - 59

Back to Contents

Services segment

Services segment revenues were €1,721 million in 2006, an increase of 24.9% over revenues of €1,378 million in 2005; more than half of this increase was attribuable to Lucent’s results in December 2006. The transformation to an all-IP infrastructure is driving an increasing need for network integration services to address the complex end-to-end services our customers are deploying. Our services business is also seeing increased opportunities associated with the evolution to converged or blended services, network optimization and the outsourcing of network operations. Income from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities was €195 million for 2006 compared with €212 million in 2005, a decrease of 8.0%. The decrease reflected a competitive pricing environment and our investment in a new IP network integration and test facility, which is a part of our strategy to support operators worldwide in their IP transformation projects.

6.6

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Cash flow for the years ended December 31, 2007 and 2006

Cash flow overview

Cash and cash equivalents decreased by €493 million in 2007 to €4,377 million at December 31, 2007. This decrease was mainly due to the cash used by financing activities of €1,106 million (mainly due to repayment of short-term and long-term debt and dividend paid), which was partially offset by cash provided by investing activities of €539 million, due primarily to the cash proceeds from the sale of marketable securities and previously consolidated entities, less capital expenditures.

Net cash provided (used) by operating activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €413 million compared to €929 million for 2006. This decrease was primarily due to the effect of non-cash items (mainly impairment losses which amounted to €(2,944) million) that contributed to our net loss (group share) of €3,518 million in 2007, as compared with net loss of €106 million in 2006, which included an impairment of assets of €(141) million. In order to calculate net cash provided by operating activities before changes in working capital, interest and taxes, the €3,518 million net loss for 2007 must be adjusted for financial, tax and non-cash items (primarily restructuring reserves, depreciation, amortization, impairments and provisions), net gain on disposal of non-current assets and changes in fair values and share based payments, and adjusted further for cash outflows that had been previously reserved (mainly for ongoing restructuring programs). Impairment of assets and changes in pension and other post-retirement benefit obligations represented a non-cash net positive adjustment of €2,265 million in 2007, mainly related to the impairment recorded in connection with the CDMA-EVDO and the UMTS businesses, as compared with €19 million in 2006. The positive impact of adjustments related to depreciation and amortization of tangible and intangible assets, finance costs and share-based payments increased from €792 million in 2006 to €1,731 million in 2007 due mainly to the impact of the consolidation of Lucent for the entire year 2007, compared to one month only in 2006. Income taxes and related reduction of goodwill represented also a positive adjustment of the net result for an amount of €316 million in 2007 (corresponding mainly to deferred taxes and, to a lesser extent, to current income taxes), to be compared to a negative adjustment of €37 million in 2006. On the other hand, the negative adjustment of the net income to exclude income from discontinued activities represented €610 million in 2007 (mainly due to the capital gain on the disposal of the two joint ventures in the space sector to Thales) compared to €158 million in 2006, corresponding mainly to the net result of the discontinued activities.

Net cash used by operating activities was €24 million in 2007 compared to net cash provided by operating activities of €351 million in 2006. These amounts take into account the net cash used by the increase in operating working capital, vendor financing and other current assets and liabilities, which amounted to €212 million in 2007 and €409 million in 2006, which represents €197 million of less cash used in 2007 compared to 2006. The change between the two periods related to the decrease in cash used by other assets and liabilities (€302 million of less cash used in 2007 compared to 2006), and was partially offset by the increase in cash used related to working capital due to a bigger increase of working capital in 2007 than in 2006, as result of the inclusion of twelve months of the activity of Lucent in 2007 compared to one month in 2006 (€105 million of more cash used in 2007 compared to 2006).

60 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Net cash provided (used) by investing activities. Net cash provided by investing activities was €539 million in 2007 compared to €761 million in 2006. Excluding the impact of the cash and cash equivalents held by Lucent at acquisition date, equal to €1,391 million, net cash used by investing activities would have been €630 million in 2006. This increase in 2007 in net cash provided (excluding the impact of the Lucent transaction) was mainly due to the disposal of marketable securities that amounted to €1,050 million in 2007, compared to €144 million in 2006, and to the cash used for the acquisition of Nortel’s UMTS business in 2006 for €240 million. The cash proceeds from disposal of fixed assets (tangible and intangible assets and previously consolidated entities) was relatively stable in 2007 compared to 2006. On the other hand capital expenditures increased from €684 million in 2006 to €842 million in 2007 mainly due to the inclusion of twelve months of Lucent activity in 2007 compared to one month in 2006.

Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities amounted to €1,106 million in 2007 compared to net cash used of €699 million in 2006. The primary changes were the increase in the amount of repayment of short-term and long term debt (€760 million in 2007 compared with €505 million in 2006) and the dividend payment of €366 million we made on our ordinary shares and ADSs in 2007 compared with a dividend of €219 million in 2006.

Disposed of or discontinued operations. Disposed of or discontinued operations represented net cash provided of €223 million in 2007 (including the proceeds of €670 million related to the disposal of our ownership interest in two joint ventures in the space sector to Thales and the cash used by operating activities and financing activities of the discontinued activities during the period) compared with net cash used of €11 million used in 2006.

Capital resources

Resources and cash flow outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations (although this was not the case this year), the issuance of debt and equity in various forms, and banking facilities, including the revolving credit facility of €1.4 billion maturing in April 2012 and on which we have not drawn (see “Syndicated facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €5,271 million as of December 31, 2007, are sufficient to fund our cash requirements for the next 12 months. Approximately €415 million of our cash and cash equivalents are held in countries, primarily China, which are subject to exchange control restrictions. These restrictions can limit the use of such funds by our subsidiaries outside of the local jurisdiction. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

During 2008 we expect to make cash outlays for our restructuring programs of approximately €800 million and to make capital expenditures of approximately €800 million, including development expenditures that are capitalized. We will repay approximately €137 million in aggregate principal amount of our 5.50% bonds that mature on November 2008. During 2008, depending upon market and other conditions, we may also continue our bond repurchase program in order to redeem certain of our outstanding bonds.

We can provide no assurance that the currently estimated cash resources will be sufficient to cover our actual cash requirements. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds, assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above.

Credit ratings. As of April 3, 2008, our credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Last update of the rating	Outlook	Last update of the outlook
Moody’s	Ba3	Not Prime	November 7, 2007	Negative	April 3, 2008
Standard & Poor’s	BB-	B	December 5, 2006	Stable	September 13, 2007

As of April 3, 2008, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Last update of the rating	Outlook	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn	n.a.	December 11, 2006	n.a.	n.a.
Standard & Poor’s	BB-	B-1	December 5, 2006	Stable	September 13, 2007

2007 ANNUAL REPORT ON FORM 20-F - 61

Back to Contents

See below for ratings information on Lucent’s subordinated debt and trust securities.

Moody’s: On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent Technologies Inc. The outlook was changed from stable to negative.

On November 7, 2007, Moody’s lowered the Alcatel-Lucent Corporate Family Rating as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

On December 11, 2006, Lucent’s Corporate Family Rating was withdrawn, based on the premise that the management of Alcatel and Lucent would be fully integrated over the next several months. Lucent’s obligations were upgraded to a range of B3 to Ba3. On March 29, 2007, the rating for senior, unsecured debt of Lucent was upgraded to Ba2, thus aligning Lucent’s rating with Alcatel-Lucent’s rating at the time. The subordinated debt and trust preferred securities of Lucent were rated at B1.

The rating grid of Moody’s ranges from Aaa, which is considered to carry the smallest degree of investment risk, to C, which is the lowest rated class. Our Ba3 rating is in the Ba category, which also includes Ba1 and Ba2 ratings. Moody’s gives the following definition of its Ba category, “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.”

Standard & Poor’s: On September 13, 2007, Standard & Poor’s reset the outlook of the long-term corporate credit rating of Alcatel-Lucent and of Lucent. Both outlooks were revised from Positive to Stable. At the same time, our BB- long-term corporate rating, which had been set on December 5, 2006, was affirmed. The Alcatel-Lucent B short-term corporate credit rating and the Lucent B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also confirmed.

On June 4, 2007, the ratings of Lucent’s Series A and Series B 2.875% senior unsecured debt were raised to BB- from B+ and the B+ ratings of Lucent’s remaining senior unsecured debt was affirmed. On March 19, 2008, the remainder of Lucent’s senior unsecured debt was raised to BB-. The trust preferred notes of Lucent Technologies Capital Trust are rated B-.

On December 5, 2006, Lucent’s long-term corporate credit rating had been equalized with that of Alcatel-Lucent to BB-.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB- rating is in the BB category, which also includes BB+ and BB ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated “BB” is less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.”

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

Our short-term debt rating allows us limited access to commercial paper market.

At December 31, 2007, our total financial debt, gross amounted to €5,048 million compared to €6,209 million at December 31, 2006.

Short-term debt. At December 31, 2007, we had €483 million of short-term financial debt outstanding, which included €137 million of 5.50% notes due November 2008 issued by Lucent and €139 million of accrued interest payable, with the remainder representing other bank loans and lines of credit and other financial debt and commercial papers.

Long-term debt. At December 31, 2007 we had €4,565 million of long-term financial debt outstanding.

Rating clauses affecting our debt. Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

Syndicated facility. On April 5, 2007, we signed a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn €1.0 billion syndicated facility, which was to mature in June 2009. On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013. The availability of this syndicated credit facility is not dependent upon Alcatel-Lucent’s credit ratings. Our ability to draw on this facility is conditioned upon our compliance with a financial covenant linked to our capacity to generate sufficient cash to repay our net debt. Since the €1.4 billion facility was established, we have complied every quarter with the financial covenant that is included in the facility.

The new facility was undrawn at the date of approval by our Board of directors of the financial statements for the year 2007.

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

62 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

6.7

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Contractual obligations. We have certain contractual obligations that extend beyond 2008. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2007 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated balance sheet included in this document.

	Payment Deadline
Contractual Payment Obligations	Before December 31, 2008	2009-2010	2011-2012	2013 and after	Total
In millions of euros
Financial debt (excluding finance leases)	483	1,134	959	2,472	5,048
Finance lease obligations	–	–	–	–	–
Equity component of convertible bonds	–	205	81	385	671
Subtotal – included in our balance sheet	483	1,339	1,040	2,857	5,719
Finance costs on financial debt (1)	231	481	353	1,500	2,565
Operating leases	242	361	331	374	1,308
Commitments to purchase fixed assets	63	–	–	–	63
Other unconditional purchase obligations (2)	398	110	2	–	510
Subtotal – not included in our balance sheet	934	952	686	1,874	4,446
TOTAL CONTRACTUAL OBLIGATIONS (3)	1,417	2,291	1,726	4,731	10,165

(1)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24 of our consolidated financial statements included elsewhere herein. If all outstanding debentures at December 31, 2007 were not redeemed at their respective put dates, we would incur an additional finance cost of approximately €397 million until redemption at their respective contractual maturities (of which €29 million in 2010-2011 and the remaining part in 2012 or later).

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

Off-balance sheet commitments and contingencies. On December 31, 2007, our off-balance sheet commitments and contingencies amounted to €2,573 million, consisting primarily of €1,972 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,573 million is approximately €605 million in customer financing provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

2007 ANNUAL REPORT ON FORM 20-F - 63

Back to Contents

In millions of euros	December 31, 2007	December 31, 2006
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries (1)	1,172	1,454
Discounted notes receivables (2)	3	8
Other contingent commitments (3)	797	782
Commitments of discontinued activities (4)	54	794
Subtotal – Contingent commitments (5)	2,026	3,038
Secured borrowings (6)	25	60
Guarantee in cash pooling (7)	522	579
TOTAL OFF-BALANCE SHEET COMMITMENTS, GUARANTEE IN CASH POOLING AND SECURED BORROWINGS (5)	2,573	3,677

(1)

This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, €220 million as of December 31, 2007 and €191 million as of December 31, 2006 represent undertakings we provided on contracts of non-consolidated companies.

(2)

This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3)

Included in the €797 million are: €111 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €83 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, €90 million of commitments related to leasing or sale and leaseback transactions, €123 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and €390 million of various guarantees given by certain subsidiaries in the Group. Included in the €782 million are: €100 million of guarantees provided to tax authorities in connection with tax assessments contested by us, €3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, €90 million of commitments related to leasing or sale and leaseback transactions,, €163 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and €426 million of various guarantees given by certain subsidiaries in the Group.

(4)

Commitments of discontinued activities correspond to guarantees on third party contracts of €54 million as of December 31, 2007 (€780 million as of December 31, 2006). There were no other contingent commitments as of December 31, 2007; other contingent commitments amounted to €14 million as of December 31, 2006 held by entities disposed of or contributed to Thales (see Note 3 of our consolidated financial statements included elsewhere herein). Commitments that were still in the process of being transferred to Thales as of December 31, 2007 in the context of the sale of businesses and contribution of assets to Thales described earlier in this document (see “Highlights of transactions during 2007” in Section 4.2 of this document), are now counter-guaranteed by Thales.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2007 consolidated financial statements included elsewhere herein. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €2 million as of December 31, 2007 (€2 million as of December 31, 2006).

In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s 2 ¾ Series A Convertible Senior Debentures due 2023 and 2 ¾ Series B Convertible Senior Debentures due 2025 were issued, on December 29, 2006 we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

As of December 31, 2007, net of reserves, there was a drawn outstanding exposure of approximately €345 million under such customer financing arrangements, representing approximately €343 million of deferred payments and loans, and €2 million of guarantees. In addition, as of December 31, 2007, we had further commitments to provide customer financing for approximately €217 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

64 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth. When we detect potential problems we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

Drawn and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges facing the customer, changes in the competitive landscape and the customer’s management experience and depth. When potential problems are evident, certain mitigating actions are taken, including cancellation of commitments. Although these actions can limit the extent of our losses, we remain exposed on account of drawn and guaranteed amounts.

Sale of carryback receivable. In May 2002, historic Alcatel sold to a credit institution a carry-back receivable with a face value of €200 million resulting from Alcatel’s decision to carry back 2001 tax losses. Until its maturity in May 2007, this receivable was maintained in the consolidated balance sheet with a financial debt as counterpart due to the ability of the Group to recover it before its maturity date.

Alcatel was required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

Securitization of Accounts Receivable. In December 2003, historic Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with SIC 12 under IFRS. This program was temporarily frozen in December 2006, and the balance of receivables sold at December 31, 2007 and December 31, 2006 was therefore zero. Receivables sold in previous year (€61 million at December 31, 2005) were maintained in the consolidated balance sheet. The December 2006 freeze therefore had no impact on the Group’s balance sheet.

At December 31, 2007, the maximum amount of receivables that could be sold amounted to €150 million (the same as at December 31, 2006 and 2005), representing a credit line available to the Group. This amount can be increased to €250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.

Lucent’s Separation Agreements. Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. We are not aware of any material liabilities to Lucent’s former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements included elsewhere herein. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

Lucent’s Other Commitments – Contract Manufacturers. Lucent has outsourced most of its manufacturing operations to electronics manufacturing services (EMS) providers Celestica and Solectron (acquired by Flextronics in October 2007). Under a 2005 supply agreement between Celestica and Lucent, Celestica is Lucent’s exclusive EMS provider for Lucent-designed wireless products. Celestica’s exclusive rights to manufacture these wireless products ends June 30, 2008. Under a 2005 supply agreement between Solectron and Lucent, Solectron is Lucent’s exclusive EMS provider for Lucent-designed wireline products. Solectron’s exclusive rights to manufacture these wireline products ends  July 18, 2008. Lucent is generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they occur within the contract manufacturers’ lead-time for specific products or raw materials. These commitments were U.S.$ 211 million as of December 31, 2007 (U.S.$ 309 million as of December 31, 2006). Sudden and significant changes in forecasted demand requirements within the lead-time of those products or raw materials could adversely affect our results of operations and cash flows.

Lucent’s Guarantees and Indemnification Agreements. Lucent divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun-off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Lucent remains secondarily liable for approximately U.S.$ 131 million of lease obligations as of December 31, 2007 (U.S.$ 162 million of lease obligations as of December 31, 2006), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 19.5 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Lucent is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Lucent has similar agreements with Avaya and LSI Corporation. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

2007 ANNUAL REPORT ON FORM 20-F - 65

Back to Contents

Lucent’s Guarantees of Certain of our Debt. On March 27, 2007, Lucent issued full and unconditional guaranties of our 4.375% bonds due 2009 (the principal amount of which was €805 million on December 31, 2007), our 6.375% notes due 2014 (the principal amount of which was €462 million on December 31, 2007) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the principal amount of which was €1,022 million on December 31, 2007). Each guaranty is unsecured and is subordinated to the prior payment in full of Lucent’s senior debt and is pari passu with Lucent’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

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

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital Expenditures. We expect that our capital expenditures in 2008 will be approximately €800 million, including Research and Development expenditures that will be capitalized. We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point.

6.8

OUTLOOK FOR 2008

We see both positive long-term forces and some negative short-term forces affecting the market. On the positive side, developing countries are continuing to invest in their networks. The transition to IP in every aspect of the network continues, from fixed to mobile and from the core to the edge. There is a growing impact of video and content on broadband networks. Our customers are seeing the benefit of 3G wireless broadband services in the form of increased data revenues, which should drive additional spending to further enhance their broadband capabilities. In addition, there are a growing number of subscribers all around the world.

In the shorter term there are some downside risks. This continues to be a very competitive industry and a competitive environment. Some customers are assessing network-sharing arrangements that may have a negative impact on capital expenditures, but which might also offer opportunities from a services standpoint.

There is also some uncertainty around the macroeconomic environment and the potential repercussion of a recession in the United States on operators’ capital expenditures.

Given all these issues, and taking into account the weight of our business in the U.S., our initial projections for 2008 indicate that the global telecommunications equipment and related services market should be flat to slightly up at a constant €/U.S.$ exchange rate and slightly down at current exchange rates.

We will continue to execute our three-year plan that has been underway since the business combination with Lucent to restructure our business. The ongoing implementation of a more selective pricing approach and our product cost reduction program should enable us to improve our gross margin. We also intend to make continued good progress in our fixed costs reduction program.

66 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Given the expected improvement in the gross margin as well as a reduction in operating expenses (excluding the negative, non-cash impacts of Lucent’s purchase price allocation which are expected to be €(500) million this year), we expect operating margin (excluding the negative, non-cash impacts of Lucent’s purchase price allocation) in the low to mid-single digit range as a percentage of revenues in full year 2008.

We now estimate that the seasonality of historical Alcatel has not materially changed as a result of the business combination with Lucent and therefore expect a sequential decline in revenues of 20% to 25% in the first quarter of 2008. As a result, in the first quarter of 2008, we expect to incur a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment (excluding the negative non-cash impacts of Lucent’s purchase price allocation which are expected to be approximately €(125) million in the first quarter).

6.9

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

Derivative financial instruments held by us at December 31, 2007 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The most important part of our issued debt is in euro and U.S. dollar. We use interest rate derivatives to convert the fixed rate debt into floating rate in order to cover the interest rate risk.

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

2007 ANNUAL REPORT ON FORM 20-F - 67

Back to Contents

Interest rate risk

In the event of an interest rate decrease, the fair value of our fixed-rate debt would increase and it would be more costly for us to repurchase it (not taking into account that an increased credit spread reduces the value of the debt).

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2007 and 2006, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

	December 31, 2007				December 31, 2006
In millions of euros	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%
Assets
Marketable securities	894	894	10	(10)	1,942	1,942	10	(11)
Cash and cash equivalents (1)	4,377	4,377	-	-	4,749	4,749	0	0
Liabilities (2)
Convertible bonds	(2,273)	(2,104)	(136)	123	(2,682)	(2,834)	(314)	273
Non convertible bonds	(2,381)	(2,310)	(134)	118	(2,672)	(2,828)	(256)	221
Other financial debt	(394)	(394)	-	-	(855)	(856)	(1)	1
Interest rate derivatives	3	3	34	(32)	26	26	49	(46)
Loan to co-venturer	45	45	-	-	-	-	-	-
(DEBT)/CASH POSITION	271	511	(226)	199	508	199	(512)	438

(1)

For bank overdrafts, the booked value is considered as a good estimation of the fair value.

(2)

Over 99% of our bonds have been issued with fixed rates. At year-end 2007, the fair value of our long-term debt was lower than its booked value due to increasing interest rates. At year-end 2006, the fair value of our long-term debt was higher than its booked value due to falling interest rates.

Assumptions and calculations

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2007.

Fair value hedge

The ineffective portion of changes in fair value hedges was a loss of €19 million at December 31, 2007, compared to a loss of €18 million at December 31, 2006 and a loss of €9 million at December 31, 2005. We did not have any amount excluded from the measure of effectiveness. There was no impact of contract cancellation in the income statement at December 31, 2007, 2006 and 2005.

Net investment hedge

We have stopped using investment hedges in foreign subsidiaries. At December 31, 2007, 2006 and 2005, there were no derivatives that qualified as investment hedges.

Equity risks

We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

We may also use derivative instruments on our shares held in treasury. Such transactions are authorized as part of the stock repurchase program approved at our shareholders’ general meeting held on June 1, 2007.

Since April 2002, we have not had any derivative instruments in place on investments in listed companies or on our shares held in treasury.

Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 28 to our consolidated financial statements included elsewhere herein.

68 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

6.10

LEGAL MATTERS

In addition to legal proceedings incidental to the conduct of our business (including employment-related collective actions in France and the U.S.) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, we are involved in the following legal proceedings:

Class A and Class O shareholders

Beginning in May 2002, several purported class action lawsuits were filed against us and certain of our officers and Directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for our former Optronics division’s products.

The lawsuits purported to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares (“ADSs”) conducted by historical Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought by these lawsuits was not specified.

The actions were consolidated in the United States District Court, Southern District of New York. We filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint. This was filed, and we again moved to dismiss. On June 28, 2007, the court dismissed the complaint. The time to appeal has expired without an appeal having been filed. Accordingly, the matter is closed.

Costa Rica

Beginning in early October 2004, we learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT“), or other Alcatel subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, we commenced an investigation into this matter, which is ongoing.

We terminated the employment of the then president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT. CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on CIT’s suspicion of their complicity in a bribery scheme and misappropriation of funds. The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and we have stated we will cooperate fully in any inquiry or investigation into these matters. The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”) and the federal securities laws. If the DOJ or the SEC determine that violations of law have occurred, they could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against us.

In connection with these allegations, on December 19, 2006, the DOJ indicted the former CIT employee on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a Plea Agreement in the US District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA.

Neither the DOJ nor the SEC has informed us what action, if any, they will take against us and our subsidiaries.

2007 ANNUAL REPORT ON FORM 20-F - 69

Back to Contents

In connection with the aforementioned allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$ 52 million (in the case of the Attorney General’s Office) and U.S.$ 20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. We intend to defend these actions vigorously and deny any liability or wrongdoing with respect to these claims.

We are unable to predict the outcome of these investigations and civil lawsuits and their effect on CIT’s business. If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. We expect to generate approximately €8 million in revenue from Costa Rican contracts in 2008. Based on the amount of revenue expected from these contracts, we do not believe a loss of business in Costa Rica would have a material adverse effect on our group as a whole. However, these events may have a negative impact on our reputation in Latin America.

Taiwan

Certain employees of Taisel, a Taiwanese affiliate of Alcatel-Lucent, and Siemens’s Taiwanese distributor, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel, Alcatel-Lucent Deutschland AG, one of our German subsidiaries involved in the Taiwan Railway contract and Siemens Taiwan, and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, we commenced and are continuing an investigation into this matter. As a result of the investigation, Alcatel terminated the former president of Taisel. A Director of international sales and marketing development of the German subsidiary resigned during the investigation.

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act.

The prosecutor has filed an appeal with the Taipei court of appeals. Should the higher court find Taisel guilty of the bid-rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on us, in an amount not to exceed €25,000.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

The SEC and the DOJ are also looking into these allegations.

As a group, we expect to generate approximately  €80 million of revenue from Taiwanese contracts in 2008, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, we do not believe a loss of business in Taiwan would have a material adverse effect on our group as a whole.

Kenya

The SEC and the DOJ have asked us to look into payments made by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya in 2000. We understand that the French authorities are also conducting an investigation with respect to these payments. We are cooperating with the U.S. and French authorities and have submitted to these authorities our findings regarding those payments.

Government investigations related to Lucent

Saudi Arabia

In August 2003, the DOJ and the SEC informed Lucent that they had each commenced an investigation into possible violations of the FCPA with respect to Lucent’s operations in Saudi Arabia. These investigations followed allegations made by National Group for Communications and Computers Ltd. (NGC) in an action filed against Lucent on August 8, 2003, which is described below. Alcatel-Lucent does not expect any further action by the SEC or the DOJ relating to the Saudi allegations.

70 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

China

In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent cooperated with those agencies. On December 21, 2007, Lucent entered into agreements with the DOJ and the SEC to settle their respective investigations. Lucent signed a non-prosecution agreement with the DOJ. Pursuant to that agreement, the DOJ agreed not to charge Lucent with any crime in connection with the allegations in China. Lucent agreed to pay a €1 million monetary penalty and adopt or modify its existing internal controls, policies, and procedures.

On December 21, 2007, the SEC filed civil charges against Lucent in the United States District Court for the District of Columbia alleging violations of the books and records and internal controls provisions of the FCPA. That same day, Lucent and the SEC entered into a consent agreement, resolving those charges. Pursuant to that consent agreement, Lucent, without admitting or denying the allegations in the SEC’s complaint, agreed to a permanent injunction enjoining Lucent from any future violations of the internal controls and books and records provisions of the FCPA. Lucent further agreed to pay a civil penalty of U.S.$ 1.5 million.

If Lucent abides by the terms of its agreements with the DOJ and the SEC, Lucent does not anticipate any further actions by the DOJ and the SEC with respect to allegations regarding Lucent’s conduct in China.

Subpoenas and discovery requests

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

Lucent’s employment and benefits related cases

Lucent has implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions have led to the filing of cases against Lucent and may lead to the filing of additional cases. Purported class action lawsuits have been filed against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced Lucent future pension obligations by U.S.$ 400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that Lucent wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies. This case has been dismissed by the court, but the dismissal has been appealed to a higher court and that appeal is pending. Another such case, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits. That case too has been dismissed, but the dismissal has been appealed to a higher court. The appeal remains pending.

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery has been completed and motions for summary judgment are currently pending.

The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys fees and costs. The case is stayed pending the disposition of another case raising similar issues. In the related case, the U.S. 9th Circuit Court of Appeals recently found against the defendant employer. The defendant employer in the related case has filed an appeal to the U.S. Supreme Court.

Intellectual property cases

Each of Alcatel-Lucent, Lucent and certain other entities of the Group is a defendant in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against its customers in connection with products the applicable Alcatel-Lucent entity has provided to them, or challenging the validity of certain patents.

2007 ANNUAL REPORT ON FORM 20-F - 71

Back to Contents

Microsoft

On February 22, 2007, after a three-week trial in U.S. District Court in San Diego, California, a jury returned a verdict in favor of Lucent against Microsoft in the first of a number of scheduled patent trials. In this first trial involving two of Lucent’s “Audio Patents”, the jury found all the asserted claims of the patents valid and infringed, and awarded Lucent damages in an amount exceeding U.S.$ 1.5 billion. This figure includes damages based on foreign sales (approximately 45% of sales), but a recent U.S. Supreme Court decision would likely eliminate that component of damages. On August 6, 2007, the U.S. District Court in San Diego issued a judgment as a matter of law reversing the jury verdict and entering judgment in favor of Microsoft. Lucent has appealed this ruling to the Court of Appeals for the Federal Circuit.

Lucent, Microsoft and Dell are involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, the Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including the trial described above. Additional trials in this case against Microsoft and Dell are scheduled in 2008. In one of the additional San Diego trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately U.S.$ 368 million in damages on additional patents. The remaining San Diego trial will involve counterclaims that Microsoft has asserted against us alleging that certain of our products infringe various Microsoft patents. Other trials are scheduled in Delaware and Texas for later this year and early 2009.

Other Lucent litigation

Winstar

Lucent is a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately U.S.$ 60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately U.S.$ 190 million plus interest. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately U.S.$ 244 million, plus statutory interest and other costs. As a result, Lucent has recognized a U.S.$ 303 million provision (including related interest and other costs of approximately U.S.$ 59 million) as of December 31, 2007. In addition, U.S.$ 311 million of cash is collateralizing a letter of credit that was issued during the second quarter of fiscal year 2006 in connection with this matter. Additional charges for post-judgment interest will be recognized in subsequent periods until this matter is resolved. On April 26, 2007, the U.S. District Court for the District of Delaware affirmed the decision of the Bankruptcy Court. Lucent has filed a notice of appeal of this decision with the United States Court of Appeals.

NGC

On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against Lucent, certain former officers and employees, Lucent’s subsidiary, Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving Lucent, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of U.S.$ 63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent that are the subject of a separate case that NGC previously filed against Lucent in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. On March 1, 2006, the District Court in New York granted Lucent’s motion to dismiss the case in its entirety. NGC has filed a notice of appeal. The parties have signed a settlement agreement calling for the global settlement of all claims NGC may have against Lucent. Included in this settlement are the suits filed in New Jersey and New York described above as well as all other claims filed by NGC against Lucent or its agent in Saudi Arabia. It is expected that the settlement agreement could take up to a year to be fully consummated.

Effect of the various investigations and procedures

We reiterate that our policy is to conduct our business with transparency, and in compliance with all laws and regulations, both locally and internationally. We will cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.

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

72 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

6.11

RESEARCH AND DEVELOPMENT EXPENDITURES

Expenditures

In 2007, in absolute value 15.2% of revenues was spent in innovation and in supporting our various product lines. These expenditures amounted to €2.7 billion before capitalization of development expenses and excluding the impact of the purchase price allocation entries of the business combination with Lucent, as disclosed in Note 3 of the consolidated financial statements included elsewhere in this document.

Accounting policies

In accordance with IAS 38 “Intangible Assets,” Research and Development expenses are recorded as expenses in the year in which they are incurred, except for development costs, which are capitalized as an intangible asset when they strictly comply with the following criteria:

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

2007 ANNUAL REPORT ON FORM 20-F - 73

Back to Contents

During the years ended December 31, 2007, 2006 and 2005, no trigger events occurred that would have required us to reassess the carrying values of acquired technology. Impairment losses for capitalized development costs of €41 million were accounted for in 2007 and impairment losses of €104 million and write-offs of €197 million were accounted for in capitalized development costs in 2006, and are mainly related to the discontinuance of product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent.

Application of accounting policies to certain significant acquisitions. In accounting for our business combination with Lucent, our acquisition of the UMTS business of Nortel in 2006 and our acquisition of Spatial in 2004, we allocated a significant portion of the purchase price of each transaction to in-process Research and Development projects and to acquired technologies.

Set forth below is a description of our methodology for estimating the fair value of the in-process Research and Development of Spatial and the UMTS business of Nortel at the time of their acquisition, and of Lucent at the time of the business combination. We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

Spatial. We used the purchase method of accounting for Spatial, whereby the excess of cost over the net amounts assigned to assets acquired and liabilities assumed is allocated to goodwill and intangible assets based on their estimated fair values. Such intangible assets identified by us include U.S.$ 62.5 million allocated to developed technology and know how (“developed technology”) and U.S.$ 14.5 million allocated to in-process Research and Development.

At the acquisition date, Spatial was selling its distributed mobile switching solution: a centralized call server that manages call/session control for mobile voice and data services, commonly referred to as a “softswitch.” In March 2002, Spatial introduced its Atrium (TM) product, the industry’s first next-generation mobile core switch that supports 2G, 2.5G and 3G networks. The allocation of U.S.$ 62.5 million of the purchase price to the developed technology encompassed the call server technology.

In addition, at the time of the acquisition, Spatial was developing new software functionalities that integrate UMTS and Wi-Fi technology into our wireless softswitch technology platform. We estimated that this project had incurred approximately U.S.$ 4 million in costs as of the valuation date. We estimated the cost to complete the project at approximately U.S.$ 650,000 over four months following the acquisition. We estimated that the project was approximately 80% complete, in the aggregate, based on development costs.

At the time of the acquisition, we expected that estimated total revenues from the acquired developed technology and know how and from the in-process technology would peak in 2006 and 2008, respectively, and steadily decline thereafter, as other new products and technologies are introduced by Spatial.

The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Spatial were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on Research and Development.

A discount rate of 30% was used for determining the value of the in-process Research and Development, while a rate of 18% was employed for determining the value of the developed technology and know how. The in-process Research and Development rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, its profitability, and the uncertainty of technological advances that were unknown at that time.

Lucent. At the date of the business combination, Lucent was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies for the telecommunications equipment market. The nature of the additional efforts required to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and further testing activities necessary to determine whether the technologies can meet market expectations, including functionality and technical requirements.

The methodology we used to allocate the purchase price to in-process Research and Development involved established valuation techniques. The income approach was the primary valuation method employed. This approach discounts expected future cash flows related to the projects to present value. The discount rates used in the present value calculations are typically based on a weighted-average cost of capital analysis, venture capital surveys and other sources, where appropriate. We made adjustments to reflect the inherent risk of the developmental assets. We also employed the cost approach in certain cases, which entails estimating the cost to recreate the asset. We consider the pricing models related to the combination to be standard within the telecommunications industry.

The key assumptions employed in both approaches consist primarily of an expected completion date for the in-process projects, estimated costs to complete the projects, revenue and expense projections, and discount rates based on the risks associated with such development of the in-process technology acquired. We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

In the context of the combination with Lucent, we allocated approximately U.S.$ 581 million of the purchase price to in-process Research and Development. An impairment charge of U.S.$ 123 million was accounted for as restructuring costs in December 2006 in connection with the discontinuance of certain product lines.

74 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

UMTS business of Nortel. Nortel had spent over U.S.$ 1.0 billion in the five years immediately prior to our acquisition of the UMTS business on the development of the UMTS technology assets. The technology is based on current standards and architectures and is designed to allow for future enhancements. In order to proceed with the valuation of this technology asset upon the acquisition of the UMTS business, we reviewed royalty rate data for contemporary transactions in the telecommunications transmission technology market and wireless-related protocol market. The relevant range of royalty rate was 4.0% to 6.0%.

We considered it appropriate to use a royalty rate of 6.0%, to reflect the specific characteristics of the acquired UMTS technology. Certain of the comparable transactions reviewed involved restricted licensing arrangements (limited geography, markets, etc.), which, if treated as fully comparable to our acquisition, would result in underestimating the value of our unrestricted ownership for UMTS. Additionally, we and Nortel’s management both considered the Nortel UMTS technology as more mature and superior to our existing products. The majority of our UMTS technology platform going forward will be comprised of Nortel UMTS assets. The acquired UMTS-developed technology was expected to contribute meaningfully to revenue generation for approximately seven years. The technology may contribute to the forthcoming long term evolution (4G) products beyond seven years, but it was unclear at the valuation date what role, if any, the acquired assets will play. The resulting cash flows were discounted to present value using a rate of 18.0% based on the UMTS technology’s relative risk profile and position in its technology cycle. The present value associated with UMTS technology assets (including in-process Research and Development) was €127 million.

In order to allocate this aggregate value to developed technology and in-process Research and Development, the expected contribution to cash flows for the in-process Research and Development was estimated and used as a factor for determining its share of the total UMTS value. The remaining value was ascribed to the acquired developed technology and know how. The contribution of in-process Research and Development was estimated based on the relative Research and Development costs incurred on the identified projects to the total Research and Development spent on the overall UMTS platform while in development at Nortel. UA 5.0 and UA 6.0 UMTS projects were identified as in-process at the valuation date. Nortel had spent approximately U.S.$ 130 million on these projects until our acquisition of the UMTS business. In 2005, Nortel incurred U.S.$ 24.4 million and U.S.$ 0.2 million in development expenses for the UA 5.0 and the UA 6.0 in-process Research and Development projects, respectively, and U.S.$ 102.7 million and U.S.$ 2.1 million in 2006. Expense incurred by Alcatel-Lucent in 2007 was €45 million for UA 5.0 and €106 million for UA 6.0.

UMTS development efforts from 2001 through 2006 can be characterized by a period of three years of development of base UMTS technology, followed by two years of higher value, differentiating product technology (including UA 5.0 and UA 6.0 technologies). Consequently, UA 5.0 and UA 6.0 development expenses were adjusted upwards in value to reflect their higher contribution to the overall technology platform than the base technology components. The combined value-adjusted Research and Development amount spent as of the valuation date was estimated at approximately U.S.$ 188 million. Given an estimate of U.S.$ 1.0 billion incurred on the UMTS technology platform since its inception through 2006, the in-process Research and Development represented 18.8% of the total amount spent. In-process Research and Development has therefore been valued at €24 million (representing 18.8% of the €127 million of the UMTS technology assets present value mentioned above).

During the second quarter of 2007, we accounted for impairment losses on tangible assets for an amount of €81 million, on capitalized development costs and other intangible assets for an amount of €208 million and on goodwill for an amount of €137 million.

These impairment losses of €426 million were related to the group of cash generating units (CGUs) corresponding to the business division UMTS/ W-CDMA. The impairment charge was due to the delay in revenue generation from this division’s solutions versus its initial expectations, and to a reduction in margin estimates for this business.

2007 ANNUAL REPORT ON FORM 20-F - 75

Back to Contents

7

CORPORATE GOVERNANCE

7.1 MANAGEMENT

BOARD OF DIRECTORS

Serge Tchuruk
Chairman of the Board of directors

Patricia F. Russo
Chief Executive Officer and director

Daniel Bernard
Independent director
Chairman of Provestis

W. Frank Blount
Independent director
Chairman and Chief Executive Officer of JI Ventures Inc.

Jozef Cornu
Independent director
Chief Executive Officer of Agfa-Gevaert

Linnet F. Deily
Independent director

Robert E. Denham
Independent director
Partner of the law firm Munger, Tolles & Olson LLP

Edward E. Hagenlocker
Independent director

Jean-Pierre Halbron
Independent director

Sylvia Jay
Independent director
Vice-Chairman of L'Oréal UK Ltd

Karl J. Krapek
Independent director

Henry B. Schacht
Independent director

Jean-Cyril Spinetta
Independent director
President and Chief Executive Officer of Air France -KLM

Jean-Pierre Desbois
Board observer
Engineer with Alcatel-Lucent France

Thierry de Loppinot
Board observer
Legal counsel at Alcatel Lucent's Head Office

Pascal Durand-Barthez
Secretary to the Board of directors

Nathalie Trolez
Deputy Secretary to the Board of directors

AUDIT AND FINANCE COMMITTEE

Robert E. Denham, President
Jean-Pierre Halbron
Daniel Lebègue
Karl J. Krapek

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Daniel Bernard, President
W. Frank Blount
Linnet F. Deily
Henry B. Schacht
Jean-Cyril Spinetta

COMPENSATION COMMITTEE

Edward E. Hagenlocker, President
Linnet F. Deily
Sylvia Jay
Jean-Pierre Halbron

STRATEGY AND INVESTMENT COMMITTEE

Serge Tchuruk, President
Jozef Cornu
Edward E. Hagenlocker
Henry B. Schacht

MANAGEMENT COMMITTEE

Patricia F. Russo
Chief Executive Officer

Cindy Christy
President Americas Region

Étienne Fouques
Senior Executive Vice-President Research, Technology, Strategy and Corporate Marketing

Claire Pedini
Senior Vice-President Human Resources and Communications

Hubert de Pesquidoux
Chief Financial Officer and President Enterprise Business Group

Michel Rahier
President Carrier Business Group

Frédéric Rose
President Europe, Africa and Asia Region

Andy Williams
President Services Business Group

STATUTORY AUDITORS

Deloitte & Associés
Represented by Antoine de Riedmatten

Ernst & Young et Autres
Represented by Jean-Yves Jégourel

Outgoing members of the management committee in 2007 and 2008
F. d'Amelio and M. Quigley were members until August 2007
J-P. Beaufret was a member until November 2007
J. Meyer was a member until January 2008

Appointment as member of the management committee in 2007 and 2008
C. Christy, H. de Pesquidoux, M. Rahier and F. Rose became members in November 2007
A. Williams became member in January 2008

76 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Information on the current Directors and board observers

Serge TCHURUK

Chairman of the Board of directors

Born on November 13, 1937, French national

Appointed November 2006(1) to 2010

Business address:

Alcatel-Lucent
54, rue La Boétie – 75008 Paris
France

Career

•

A graduate of the Paris École polytechnique and of the École nationale supérieure de l’armement, Mr. Tchuruk began his career within the Mobil group in a number of positions before taking up management appointments in France and the USA (1964-1979). In 1979, he became President of Mobil in the Benelux. He then joined Rhône Poulenc, the international chemical and pharmaceuticals group (1980-1986) and held several senior executive positions in the chemicals sector before becoming the company’s Managing Director in 1983. He moved on to become President and CEO of Orkem (formerly CDF-Chimie), a European chemicals company working in the area of special chemicals and petrochemicals (1986-1990). He was then Chairman and CEO of Total, one of the world’s leading oil companies (1990-1995). From June 1995 to November 2006 Mr. Tchuruk was Chairman and CEO of Alcatel. On November 30, 2006 he was appointed Chairman of the Board of directors of Alcatel-Lucent.

•

Expertise: 45 years in the industrial sector.

Current Directorships and professional positions

•

In France: Chairman of the Board of directors of Alcatel-Lucent, Director of Total SA and of Thales, Member of the Board of directors of École polytechnique.

Directorships over the last 5 years

•

In France: Chairman and CEO of Alcatel, Director of Société Générale and the Institut Pasteur.

•

Abroad: Chairman of the Board of Alcatel USA Holdings Corp, member of the Supervisory Board of Alcatel-Lucent Holding GmbH*.

Company shareholding

•

236,150 ordinary shares of Alcatel-Lucent and 215 units in FCP 2AL.

(1)

Originally appointed to the Alcatel Board in 1995.

*

Term of office expiring during 2007.

2007 ANNUAL REPORT ON FORM 20-F - 77

Back to Contents

Patricia F. RUSSO

CEO and Director

Born on June 12, 1952, U.S. national

Appointed November 2006 to 2010

Business address:

Alcatel-Lucent
54, rue La Boétie – 75008 Paris
France

Career

•

A graduate from Georgetown University, she began her career in sales and marketing at IBM Corporation before joining AT&T in 1981, where she managed some of the group’s largest divisions and discharged key corporate functions for more than twenty years. She also served as President and Chief Operating Officer at Eastman Kodak Company (2001-2002) before returning to Lucent, which she had helped launch in 1996, as CEO in 2002. Since November 30, 2006, she has been CEO of Alcatel-Lucent, resulting from the business combination of historical Alcatel and Lucent Technologies Inc.

•

Expertise: 34 years in the industrial and services  sectors.

Current Directorships and professional positions

•

In France: CEO of Alcatel-Lucent; Director of Alcatel-Lucent.

•

Abroad: Director of Schering-Plough Corporation.

Directorships over the last 5 years

•

Abroad: Chairman and CEO of Lucent Technologies Inc.

Company shareholding

•

539,329 American Depositary Shares of Alcatel-Lucent.

78 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Daniel BERNARD

Independent Director

Born on February 18, 1946, French national

Appointed November 2006(1) to 2010

Business address:

Provestis
14, rue de Marignan – 75008 Paris
France

Career

•

A graduate of the École des Hautes Études commerciales, Mr. Bernard has worked with Delcev Industries (1969-1971), Socam Miniprix (1971-1975) and Ruche Picarde (1975-1980) and was CEO of the Metro France group (1981-1989), member of the Management Board with responsibility for the commercial activities of Metro International AG (1989-1992), Chairman of the Management Board (1992-1998) and later Chairman and CEO of Carrefour (1998-2005). He is the current Chairman of Provestis.

•

Expertise: 38 years in industry, retail and services.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Chairman of Provestis, Director of Cap Gemini.

•

Abroad: Deputy Chairman of the Board of directors of Kingfisher (UK).

Directorships over the last 5 years

•

In France: Chairman and CEO of Carrefour, Director of Saint-Gobain, of Comptoirs Modernes and of Erteco, Manager of SISP.

•

Abroad: Vice-President of DIA SA (Spain) and of Vicour (Hong Kong), Director of Carrefour Commercio e Industria (Brazil), of Grandes Superficies de Colombia (Colombia), of Carrefour Argentina (Argentina), of Centros Comerciales Carrefour (Spain), of Finiper (Italy), of GS (Italy) and of Presicarre (Taiwan).

Company shareholding

•

141,125 ordinary shares of Alcatel-Lucent.

(1)

Originally appointed to the Alcatel Board in 1997.

2007 ANNUAL REPORT ON FORM 20-F - 79

Back to Contents

W. Frank BLOUNT

Independent Director

Born on July 26, 1938, U.S. national

Appointed November 2006(1) to 2010

Business address

1040 Stovall Boulevard NE Atlanta
Georgia, 30319
USA

Career

•

Master of Science in Management at the Massachusetts Institute of Technology (MIT) Sloan School, management MBA at Georgia State University and Bachelor of Science in Electrical Engineering at the Georgia Institute of Technology. Between 1986 and 1992, he was group President at AT&T Corp., in charge of the Group’s network operations and communications products. He then became Chief Executive from 1992 to 1999 of Telstra Corporation in Australia. Director of FOXTEL Corp. (Australia) (1995-1999), of IBM-GSA Inc. (Australia) (1996-1999), of the Australian Coalition of Service Industries (1993-1999) and the Australian Business Higher Education Roundtable (1993-1999); he was also Chairman and Chief Executive Officer of Cypress Communications Inc. (2000-2002). In 1991 he was interim Chief Executive of the New American Schools Development Corporation at the request of President George Bush. Member of the Advisory Board of China Telecom. From 2004 through 2007, he was Chairman and CEO of TTS Management Corp. He is currently Chairman and CEO of JI Ventures Inc.

•

Expertise: 47 years in industry and telecommunications.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Chairman of JI Ventures Inc., Director of Entergy Corporation USA, of Caterpillar Inc. USA and of KBR Inc.

Directorships over the last 5 years

•

Abroad: Chairman and Chief Executive Officer of TTS Management Corp.*, of Adtran Inc.* and of Hanson Plc. UK*.

Company shareholding

•

3,668 American Depositary Shares of Alcatel-Lucent.

(1)

Originally appointed to the Alcatel Board in 1999.

*

Term of office expiring during 2007.

80 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Jozef CORNU

Independent Director

Born on November 15, 1944, Belgian national

Appointed November 2006(1) to 2010

Business address:

Agfa-Gevaert
Septestraat 27, 2640 Mortsel
Belgium

Career

•

The holder of a doctorate in electrical and mechanical engineering from the University of Leuven (Belgium) and of a Ph.D. from the University of Carleton (Canada), Mr. Cornu worked as CEO of Mietec (Bell Telephone group) (1982-1984), member of the Board of directors and CEO of Bell Telephone (1984-1987), Vice President responsible for the public network group (1987), member of the Management Board responsible for technical and industrial matters at Alcatel NV (1988-1995), President of Alcatel Networks Systems (1990-1995), Director responsible for Technical Matters, Alcatel Alsthom (1992), COO of Alcatel Telecom and member of the Executive Committee of Alcatel Alsthom (1995) and later of the Alcatel group. He was advisor to the President of Alcatel (1999-2004). Since November 30th, 2007 he has been appointed CEO of Agfa-Gevaert.

•

Expertise: 40 years in the industrial sector.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent and of Alcatel-Lucent France (ex Alcatel CIT).

•

Abroad: Chief Executive Officer and Director of Agfa-Gevaert (Belgium), Chairman of the Board of directors of Alcatel-Lucent Bell NV (Belgium), Member of the Supervisory Board of Alcatel-Lucent Deutschland AG (Germany) and of Alcatel-Lucent Holding GmbH (Germany), Director of KBC (Belgium).

Directorships over the last 5 years

•

Abroad: Chairman of the Board of directors of Tijd NV (Belgium), of Medea+ (the EUREKA cluster for Microelectronics Research in Europe), Director of Barco* (Belgium), of Arinso International* (Belgium) and of Essensium* (Belgium), Chairman of the Information Society Technologies Advisory Group of the European Commission*.

Company shareholding

•

20,500 ordinary shares of Alcatel-Lucent, 1,791 units in FCP 2AL.

(1)

Originally appointed to the Alcatel Board in 2000.

*

Term of office expiring during 2007.

2007 ANNUAL REPORT ON FORM 20-F - 81

Back to Contents

Linnet F. DEILY

Independent Director

Born on June 20, 1945, US national

Appointed November 2006 to 2010

Business address:

Alcatel-Lucent
600 Mountain Avenue Murray Hill, New Jersey
USA

Career

•

A graduate from the University of Texas, she has held various positions in banking, including First Interstate Bancorp where she served as Chairman, President and CEO of the First Interstate Bank of Texas and Vice-Chairman of the Charles Schwab Corporation. She served as a member of the advisory council to the Federal Reserve Bank’s board of governors. Most recently, she held the position of Deputy US Trade Representative (2001-2005) and of US Ambassador to the World Trade Organization (WTO).

•

Expertise: 31 years in finance.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Director of Chevron Corporation and of Honeywell International Inc.

Directorships over the last 5 years

•

Abroad: Director of Lucent Technologies Inc., Deputy US Trade Representative.

Company shareholding

•

9,618 American Depositary Shares of Alcatel-Lucent.

82 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Robert E. DENHAM

Independent Director

Born on August 27, 1945, US national

Appointed November 2006 to 2010

Business address:

Munger, Tolles & Olson LLP
355 South Grand Avenue – 35th floor
Los Angeles, CA 90071 – USA

Career

•

A graduate of Harvard Law School, Mr. Denham worked with the law firm Munger, Tolles & Olson LLP for twenty years, including five years as Managing Partner until he joined Salomon in 1991 as General Counsel, and became Chairman and CEO of Salomon Inc. in 1992. He rejoined the law firm Munger, Tolles & Olson LLP as a Partner in 1998 after negotiating the sale of Salomon Inc.

•

Expertise: 36 years in law and finance.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Partner of Munger, Tolles & Olson LLP (law firm), Director of Chevron Corporation, of Wesco Financial Corporation, of Fomento Economico Mexicano SA de CV, Vice-Chairman of Good Samaritan Hospital of Los Angeles, Chairman of Financial Accounting Foundation and of John D. and Catherine T. MacArthur Foundation, Director of New School University, Member of the Board of Oaktree Capital Group LLC.

Directorships over the last 5 years

•

Abroad: Director of Lucent Technologies Inc., of Russell Sage Foundation*, Member of the Board of United States Trust Company* and its wholly-owned banking subsidiary United States Trust Company N.A*.

Company shareholding

•

43,840 American Depositary Shares of Alcatel-Lucent.

*

Term of office expiring during 2007.

2007 ANNUAL REPORT ON FORM 20-F - 83

Back to Contents

Edward E. HAGENLOCKER

Independent Director

Born on November 18, 1939, US national

Appointed November 2006 to 2010

Business address:

Alcatel-Lucent
600 Mountain Avenue Murray Hill, New Jersey
USA

Career

•

After having earned a doctorate in physics from Ohio State University, Dr. Hagenlocker went on to earn an MBA from Michigan State University. He joined Ford Motor Company as a research scientist in 1964 and held various positions before being elected Vice President and General Manager of Ford’s Truck Operations in 1986, Vice President of general operations for Ford North American Automotive Operations in 1992 and Executive Vice President in 1993. He served as Vice Chairman of Ford Motor Company in 1996 and Chairman of Visteon Automotive Systems from 1997 until his retirement in 1999.

•

Expertise: 35 years in the industrial sector.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Director of Air Products and Chemicals, of Trane, Inc. and of AmeriSourceBergen Corporation.

Directorships over the last 5 years

•

Abroad: Director of Lucent Technologies Inc.

Company shareholding

•

20,587 American Depositary Shares of Alcatel-Lucent.

84 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Jean-Pierre HALBRON

Independent Director

Born on August 31st, 1936, French national

Appointed November 2006(1) to 2010

Business address:

Alcatel-Lucent
54, rue La Boétie – 75008 – Paris
France

Career

•

Mr. Halbron is a former student of the École polytechnique, with an engineering qualification from the corps des Mines and a degree from the Institut français du pétrole. He was an engineer seconded to the corps des Mines (1963), CEO (1968) and later President of the Management Board (1974-1982) of Compagnie Financière Holding, President/CEO of Compagnie Générale du Jouet (1969), Financial Director (1982-1985) and later Deputy CEO (1986) of the Rhône-Poulenc group, deputy Director and then CEO (1987-1990) of CdF Chimie, later Orkem, President of La Grande Paroisse (1987-1990) and of Lorilleux International (1987-1990), Financial Director of the Total group (1990-1991), President of OFP (1990) and of the Wasserstein Perella France Bank (1991-1995), Director of Strategy and Finance (1995-1997) and later Deputy CEO (1997-1999), Financial Director (1997-2001) and President (2000-2002) of Alcatel.

•

Expertise: 48 years in finance and industry.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Director of Électro Banque.

Directorships over the last 5 years

•

In France: Chairman and CEO of Électro Banque.

•

Abroad: Chairman of the Board of directors of Alcatel USA Inc., of Alcatel Finance Inc., Director of Alcatel USA LP Inc.

Company shareholding

•

28,670 ordinary shares of Alcatel-Lucent, 2,002 units in FCP 2AL.

 (1)

Originally appointed to the Alcatel Board in 1999.

2007 ANNUAL REPORT ON FORM 20-F - 85

Back to Contents

Sylvia JAY

Independent Director

Born on November 1st, 1946, British national

Appointed November 2006 to 2009

Business address:

L’Oréal UK
255 Hammersmith Road
W6 8AZ London – UK

Career

•

Lady Jay, CBE was educated at the University of Nottingham (United Kingdom) and the London School of Economics. She held various positions as a senior civil servant in the British civil service between 1971 and 1995, being involved in particular in financial aid to developing countries. She was seconded to the French Ministry of Co-operation and the French Treasury, and later helped set up the European Bank for Reconstruction and Development, before spending again several years in Paris as wife of the British ambassador. She entered the private sector in 2001, as Director General of the UK Food and Drink Federation until 2005.

•

Expertise: 7 years in industry and 31 years in public service

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Non-executive Director of the Compagnie de Saint-Gobain.

•

Abroad: Vice Chairman of L’Oréal UK Ltd, Chairman of Food From Britain, Non-executive Director of Lazard Limited, Chairman of the Pilgrim Trust, Trustee of the Prison Reform Trust and of the Entente Cordiale Scholarships Scheme.

Directorships over the last 5 years

•

In France: Non-executive Director of Carrefour.

•

Abroad: Director General of the UK Food and Drink Federation.

Company shareholding

•

500 ordinary shares of Alcatel-Lucent.

86 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Karl J. KRAPEK

Independent Director

Born on December 5, 1948, U.S. national

Appointed November 2006 to 2010

Business address:

The Keystone Companies LLC
56 E. Main st., Suite 202 Avon, CT 06001
USA

Career

•

Mr. Krapek started his career with Pontiac Motor Car Division of General Motors. He previously served as President of Otis Elevator Company from 1989 to 1990, then as Chairman, President and CEO of Carrier Corporation from 1990 to 1992, as President of Pratt and Whitney Aircraft Engine Company from 1992 to 1999 and, in 1997, was named Executive Vice President and Director of United Technologies Corporation, to finally take the position as President and Chief Operating Officer of United Technologies from which he retired in 2002.

•

Expertise: 35 years in the industrial sector.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Managing Director of The Keystone Companies LLC, Director of Visteon Corporation, of The Connecticut Bank and Trust Company and of Prudential Financial Inc.

Directorships over the last 5 years

•

Abroad: Director of Delta Airlines Inc.* and of Lucent Technologies Inc.

Company shareholding

•

36,570 American Depositary Shares of Alcatel-Lucent.

*

Term of office expiring during 2007.

2007 ANNUAL REPORT ON FORM 20-F - 87

Back to Contents

Daniel LEBÈGUE

Independent Director

Born on May 4, 1943, French national

Appointed November 2006(1) to 2010

Business address:

Institut Français des Administrateurs (IFA)
27, avenue de Friedland
75382 Paris Cedex 08 – France

Career

•

The holder of a degree in law, a graduate of the Institut d’études politiques of Lyon and of the École nationale d’Administration, Mr. Lebègue has worked at the French Ministry of the Economy and Finance as an administrateur civil (senior civil service Officer) in the Treasury (1969-1973), financial attaché to the French Embassy in Japan (1974-1976), head of the Balance of Payments and Exchange Office within the Treasury (1976-1979), chef de bureau at the Treasury (1979-1980), Assistant Director Savings and Financial Markets (1980-1981), technical advisor with responsibility for economic and financial affairs in the staff of Pierre Mauroy (Prime Minister) (1981-1983), Deputy Director to the Central Administration of the Ministry of the Economy and Finance (1983-1984), Treasury Director (1984-1987), CEO (1987-1996) and later Vice chairman and Advisor to the President of Banque nationale de Paris (1996-1997), Director General of Caisse des dépôts et consignations (1997-2002), President of the Institute of Sustainable Development and International Relations (IDRI) (2002). He is President of the Institut Français des Administrateurs since 2003.

•

Expertise: 39 years in banking, finance and insurance.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Director of SCOR SE, of Technip and of Crédit Agricole SA, Chairman of the Institut Français des Administrateurs (Association), Chairman of Transparency International (Association) and of IEP Lyon.

•

Abroad: Director of SCOR U.S.

Directorships over the last 5 years

•

In France: Chairman of the Board of directors of Compagnie Financière Eulia, Director of Thales, of C3D, of Gaz de France, Director General of Caisse des Dépôts et Consignations, Chairman of the Supervisory Board of CDC Ixis, Member of the Supervisory Boards of CNP, of Caisse Nationale des Caisses d’épargne and of CDC Ixis Capital Market, President of the Institut Théseus, Professor at the IEP Paris and at the Technical Institute of Bank.

Company shareholding

•

500 ordinary shares of Alcatel-Lucent.

(1)

Originally appointed to the Alcatel Board in 2003.

88 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Henry B. SCHACHT

Independent Director

Born on October 16, 1934, U.S. national

Appointed November 2006 to 2010

Business address:

Warburg Pincus LLC
466 Lexington Avenue
New York, NY 10017 – 3147 – USA

Career

•

A graduate of Yale University and Harvard University, he began his career at the American Brake Shoe Co. in 1956. After serving in the Navy, Mr. Schacht joined Irwin Management Co. and then Cummins Engine Company Inc. as Vice-President-Finance and then Chairman and CEO until 1995. He was named Chairman and CEO of Lucent later that year, position he held until 1997 and from 2000 to 2002.

•

Expertise: 46 years in industry and finance.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Managing Director and Senior Advisor of Warburg Pincus LLC, Director of ALCOA Inc. and Trustee of the Metropolitan Museum of Art.

Directorships over the last 5 years

•

Abroad: Director of Lucent Technologies Inc., Chairman of the Board of directors of Lucent Technologies Inc., CEO of Lucent Technologies Inc., Director of Johnson & Johnson and of the New York Times Company.

Company shareholding

•

225,589 American Depositary Shares of Alcatel-Lucent.

2007 ANNUAL REPORT ON FORM 20-F - 89

Back to Contents

Jean-Cyril SPINETTA

Independent Director

Born on October 4, 1943, French national

Appointed November 2006 to 2009

Business address:

Air France – KLM
45, rue de Paris
95747 Roissy Charles de Gaulle Cedex – France

Career

•

A graduate in public law and from the Institut d’études politiques of Paris, Jean-Cyril Spinetta began his career as assistant lecturer and later central administration attaché (1961-70). After moving to the École nationale d’administration, he held a number of positions within the National Education Ministry. He was several times seconded to other Departments, as Auditor of the Conseil d’État (1976-78), chargé de mission to the General Secretariat of the Government (1978-81), head of the Information Department of Prime Minister Pierre Mauroy (1981-83), chief of staff to Michel Delebarre when Minister for Employment, Minister of Social Affairs, Minister of Transport and later Minister of Equipment (1984-86 and 1988-90), chargé de mission and industrial advisor to the Office of the President of the Republic (1994-95), préfet (1995), technical advisor to the cabinet of Edith Cresson, EU Commissioner (1996), and expert for France seconded to the European Commission (1997). After a period as President and CEO of Compagnie Air Inter (1990-93), he has been Director and President of Air France (since 1997), President of Air France-KLM (since 2003) and President and CEO of the Air France-KLM group (since 2004). Mr. Spinetta has also been President of the Board of Governors of the International Association of Air Transport (IATA) since 2004 and Director of Compagnie de Saint-Gobain since 2005.

•

Expertise: 14 years in air transport and 36 years in public service.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Chairman and CEO of Air France-KLM, of Société Air France, Director of the Compagnie de Saint-Gobain, Permanent Representative of Air France-KLM to the Board of directors of Le Monde des Entreprises.

Directorships over the last 5 years

•

In France: Director of CNES.

•

Abroad: Director of Alitalia* and of Unilever*, Chairman of the Board of Governors of IATA*.

Company shareholding

•

500 ordinary shares of Alcatel-Lucent.

*

Term of office expiring during 2007.

90 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Thierry de LOPPINOT

Board observer

Born on March 26, 1944, French national

Appointed November 2006 to 2008

Business address:

Alcatel-Lucent
54, rue La Boétie – 75008 Paris
France

Career

•

After taking a Ph.D. in law (1970), Mr. de Loppinot was responsible for real estate within the Legal Department of Compagnie Française de Raffinage (Total) 1972-1973. He then became head of Property for the Autonomous Port of Rouen (1974-1975) and one of the heads of the Legal Department of SEITA (1976-1984). Since November 1984 he has been an in-house lawyer working at the head office of Alcatel-Lucent.

•

Expertise: 37 years in law and the industrial sector.

Current Directorships and professional positions

•

In France: Lawyer at the head office of Alcatel-Lucent, Board observer of Alcatel-Lucent.

Directorships over the last 5 years

•

In France: Director of Alcatel, of Société Immobilière Kléber- Lauriston (SIKL), Chairman of the Supervisory Board of the Actionnariat Alcatel-Lucent mutual fund (FCP 2AL)*.

Company shareholding

•

6,339 ordinary shares of Alcatel-Lucent and 6,095 units in FCP 2AL.

*

Term of office expiring during 2007.

2007 ANNUAL REPORT ON FORM 20-F - 91

Back to Contents

Jean-Pierre DESBOIS

Board observer

Born on April 14, 1954, French national

Appointed November 2006 to 2008

Business address:

Alcatel-Lucent France
Centre de Villarceaux, Route de Villejust
91620 Nozay – France

Career

•

Mr. Desbois has been an engineer with Alcatel-Lucent France (ex Alcatel CIT) since 1986. He began his career in 1974 in the deployment of telephone systems. From 1981, he was put in charge of software developments in R&D teams. From 2000 to 2007, he became head of Contract Management and Supply Chain into the Business Division “Applications”. Now he is in charge of process improvement for the Payment product group.

•

Expertise: 33 years in telecommunications.

Current Directorships and professional positions

•

In France: Engineer with Alcatel-Lucent France, Board observer of Alcatel-Lucent, Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL)*.

Company shareholding

•

1,720 units in FCP 2AL.

*

Appointed in 2008.

92 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

7.2

BOARD OF DIRECTORS

We uphold the principles of corporate governance recommended in October 2003 by the Association française des entreprises privées (French association of non-governmental companies – AFEP) and the Mouvement des entreprises de France (MEDEF – National Confederation of French Employers). These principles result from the consolidation of the reports of 1995, 1999 and 2002 and govern, among other things, the rules of operation of our Board of directors and its Committees, as described in the Board of directors’ operating rules. In addition, since our American Depository Shares are listed on the New York Stock Exchange, we make every effort to comply with the recommendations of the NYSE, and are subject to the provisions of the U.S. Sarbanes-Oxley Act, which came into force in 2002. Finally, our governance principles adhere to the provisions of the agreement of April 2, 2006 that provided for the business combination of historical Alcatel and Lucent Technologies, Inc., as approved at the Shareholders’ Meeting of September 7, 2006.

Members of the Board of directors

Our Board of directors consists of fourteen Directors: six from historical Alcatel’s Board, six from Lucent’s Board and two jointly-selected independent European Directors (one of whom is French).  The composition of our Board conforms to what was established in the April 2006 merger agreement.

The functions of our Chairman of the Board, performed by the former Chairman and CEO of historical Alcatel, and those of our Chief Executive Officer, performed by the former CEO of Lucent, have been separated.

The term of office of Directors as established in our Articles of Association is four years.

The specific majority rule that applied to coopt new Directors under the April 2006 agreement expired at the end of 2007; a new Director may now be coopted by a simple majority of Directors who are present and represented.

According to our Articles of Association, our Board of directors must also propose to the Shareholders’ Meeting two observers who must, at the time of their appointment, be both employees of Alcatel-Lucent or a company belonging to our Group and participants in an Alcatel-Lucent fonds commun de placement (mutual fund).

Pursuant to the Articles of Association, the Board of directors appoints a secretary who may also be assisted by a deputy secretary selected under the same conditions.

The membership of our Board of directors did not change during 2007. At December 31, 2007 the Board consisted of Directors representing five different nationalities, including three women, and the average age of its members was 64.

Under the Articles of Association, each Director must own at least 500 shares in the company and undertake to comply with the ethics rules of the Director’s Charter. The Director’s Charter stipulates that each Director must comply with applicable securities laws concerning trading as well as the rules contained in our “Alcatel-Lucent Insider Trading Policy” designed to prevent insider trading. Under French regulatory requirements, a Director must notify the Autorité des Marchés Financiers, the French securities regulator, of any transactions he or she executes involving Alcatel-Lucent shares.

Information concerning the Directors and observers is found in Section 7.1, “Management”.

Chairman of the Board of directors and Chief Executive Officer

At a meeting on November 30, 2006, our Board of directors appointed Mr. Serge Tchuruk as Chairman of the Board and Ms. Patricia Russo as CEO.

Our Articles of Association provide that until the third anniversary of the closing of the Lucent transaction, that is, until November 29, 2009, separation of the positions of Chairman of the Board and CEO, as well as the removal and replacement of both the Chairman and the CEO, must be approved by a two-thirds majority of the Board of directors.

2007 ANNUAL REPORT ON FORM 20-F - 93

Back to Contents

At a meeting on November 30, 2006, the Board defined the respective powers of the Chairman and the CEO. It broadly defined its own powers while limiting those of the CEO, who must therefore submit the following decisions to the Board of directors for prior approval:

•

the update of the Group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

•

the Group’s annual budget and annual capital expenditure plan;

•

acquisitions or divestitures in an amount per transaction higher than €300 million (enterprise value);

•

capital expenditures in an amount per transaction higher than €300 million;

•

offers and commercial contracts of strategic importance in an amount per transaction higher than €1 billion;

•

any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of €200 million, particularly if they involve a significant shareholding by a third party in the capital of our company;

•

financial transactions having a significant impact on the accounts of the Group, in particular the issuance of debt securities in excess of €400 million;

•

any amendments to the National Security Agreement (“NSA”) among Alcatel, Lucent Technologies Inc. and certain United States governmental entities;

•

the appointment of members of the Security Committees of Alcatel USA and Lucent Technologies Inc. pursuant to the NSA;

•

the appointment of officers of Alcatel USA and Lucent Technologies Inc.;

•

any significant changes to the allocation of tasks (and corresponding capital expenditures) between Bell Labs and other Research and Development centers of Alcatel-Lucent; and

•

any significant changes to the legal structure of Alcatel-Lucent’s subsidiaries in the United States.

In addition, the Board of directors granted to Ms. Patricia Russo, in her capacity as CEO, specific delegations of power concerning the issuance of debt, securities for up to €1 billion (which include the €400 million our CEO has the power to issue without the prior approval of our Board), stock option grants, trading in our shares and guarantees and security granted by our company.

The Board of directors also granted to Mr. Serge Tchuruk, in his capacity as Chairman of the Board of directors, the authority to represent the Group in its high-level relations, particularly vis-à-vis public institutions.

Selection criteria and independence of the Directors

The appointment of new Directors must comply with selection rules which are applied by our Corporate Governance and Nominating Committee. Members of the Board must be competent in the Group’s high-technology businesses, have sufficient financial expertise to make informed, independent decisions about financial statements and compliance with accounting standards, and be entirely independent of the company’s management based on the criteria set out below.

The independence criteria applied by the Board of directors are based on the definition provided in the AFEP-MEDEF report, the recommendations of the New York Stock Exchange, the provisions of the Sarbanes-Oxley Act, and on the general principle that Directors, regardless of years of service, are independent so long as they have no direct or indirect relationship of any kind with our company, its subsidiaries or senior management that could prevent them from exercising free judgment.

Our Board of directors also includes at least one independent Director who has financial expertise, as recommended by its Operating Rules.

In March 2008, our Board of directors conducted a detailed review of its independence criteria and reaffirmed them. Specifically, with regard to the rule concerning the length of time before a former employee can be considered an independent Director, the Board applied the New York Stock Exchange rule of three years after the expiration of the Director’s employment contract. Based on all of these criteria, the Board determined that Linnet Deily, Lady Jay, Daniel Bernard, W. Frank Blount, Jozef Cornu, Robert Denham, Edward Hagenlocker, Jean-Pierre Halbron, Karl Krapek, Daniel Lebègue, Henry Schacht and Jean-Cyril Spinetta, that is, 12 of its 14 members (85%), are independent.

Conflicts of interest

To our knowledge, there are no potential conflicts of interest between the Director’s fiduciary duties and their private interests. In accordance with the Director’s Charter, a Director must notify the Board of any conflict of interest, even potential.

There are no family relationships between the members of our Board of directors and the other senior executives of our company.

To our knowledge, there is no arrangement or agreement with a shareholder, client, supplier or any third party to nominate or appoint our CEO or a member of our Board of directors or of our Management Committee, except for the agreement dated April 2, 2006, entered into between Alcatel and Lucent, concerning the business combination between the two companies, with respect to the appointment of the members of the Board, according to the principles described above.

94 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

To our knowledge, no member of the Board of directors or any executive officer of our company has been convicted of fraud during the last five years; has been a Director or executive officer of a company involved in a bankruptcy, court escrow or liquidation in the last five years; has been charged and/or received an official public sanction pronounced by a statutory or regulatory authority; or has been banned by a court from holding office as a member of an administrative, management or supervisory body of an issuer, or from being involved in the management or conduct of the business of an issuer in the last five years.

Powers of the Board of directors

Our Board, in addition to matters that come under its legal or regulatory authority, regularly decides on the Group’s strategic direction and the key decisions affecting its activities. It fully exercises its authority and tries to ensure that each Director’s contribution is entirely effective, in accordance with the principles of corporate governance described above and the provisions of its Operating Rules.

Our Board of directors also make sure that its activities are transparent to our shareholders by reporting generally on its activities and those of its Committees during the previous year and on its procedures, in our annual report.

Finally, the Board performs an annual evaluation of the manner in which it does its work and of the performance of the executive officers. At least once every three years, it has its performance evaluated by an outside consultant.

Excerpt from the Board of directors’ Operating Rules

“In addition to matters related to its legal or regulatory function, the board shall regularly decide upon, among other things, the Group’s strategic orientations and the main decisions affecting its activities. This relates in particular to the projects of important investments of organic growth and the operations of internal reorganizations, major acquisitions and divestitures of shares and assets, transactions or commitments that may significantly affect the financial results of the group or considerably modify the structure of its balance sheet and the strategic alliances and financial cooperation agreements.”

Preparation of meetings, organization and functioning of the Board of directors

The Operating Rules govern the manner in which our Board of directors functions. The Board meets at least once each quarter either at our head office or at any other location indicated in the notice of meeting, whether in France or abroad.

We provide our Directors with all the information they need to perform their duties. Board members regularly receive relevant information concerning our company, such as press articles and financial analysts reports. They may also seek the opinion of senior officers within the Group on any subject they deem appropriate.

The documentation provided at Board meetings supports the items on the agenda and includes the documents sent to the Directors prior to the meeting as well as additional documents. In general, each item on the agenda is supported by internal and/or external documentation, depending on the nature of the topic discussed and, if applicable, is accompanied by a draft of the proposed resolution of the Board. Where appropriate in light of the agenda, the documentation also includes a draft press release, which is generally published the day after the meeting and before Euronext Paris opens, in accordance with the AMF’s recommendations. Lastly, the documentation contains a list of the main contracts and agreements signed since the previous meeting as well as information about changes in our share price.

The work of the Board is generally based on presentations made by our senior management, which generate open discussions among the Directors. However, certain portions of Board meetings are not attended by our CEO or employees, pursuant to one of the recommendations of the New York Stock Exchange and the principles of corporate governance recommended by the AFEP and the MEDEF in October 2003.

Directors may participate in Board meetings by videoconference or by means of telecommunication through which they can be identified. Directors participating in this manner are deemed in attendance for determining the quorum and the majority of votes unless the matters being discussed are prohibited by law from being considered by these means.

Directors must notify the Chairman of the Board of any conflict of interest, even potential. Moreover, if this conflict concerns a particular matter, they must refrain from voting on such matter.

Depending on the Board’s agenda and the nature of the topics discussed at the meeting, Board meetings may be preceded by a meeting of one or several of its four specialized committees.

Excerpt from the Board of directors’ Operating Rules

“In the course of carrying out its various responsibilities, the Board of directors may create specialized committees, composed of Directors appointed by the Board, that review matters within the scope of the Board’s responsibilities and submit to the Board their opinions and proposals, in accordance with the internal rules governing such committees. The Board of directors shall have the following standing committees: the corporate governance and nominating committee, the compensation committee, the audit and finance committee and the strategy and investments committee.”

2007 ANNUAL REPORT ON FORM 20-F - 95

Back to Contents

Except in case of an emergency, all information required for the Board’s discussions is sent prior to the meeting in a manner that is consistent with the confidentiality to be respected when delivering insider information, and that allows the Directors to carefully review the documents prior to the meeting. This also applies to the specialized committees created by the Board of directors.

Board meetings called to prepare the year-end, six-month and quarterly financial statements are systematically preceded by a review of the financial statements by the Audit and Finance Committee.

Activity of the Board in 2007 and early 2008

Our Board of directors met 10 times in 2007. To the meeting schedule for the year 2007 set in the prior year, there were added two extraordinary meetings, in view of new developments. The average attendance rate of its members at these meetings was 93%. Despite the fact that some meetings were held outside the country in which certain Directors reside and although Directors are permitted by law to participate in meetings remotely, 77% of the members attended meetings in person in 2007.

In early 2008, our Board of directors met four times, in February, in March and early April, and the attendance rate of its members was 93%.

The Board’s meetings were held at the company’s head office in Paris or in Murray Hill, New Jersey. They lasted three and a half hours on average and were often preceded or followed by informal meetings with members of the Management Committee, which allowed the Directors to discuss on a periodic basis with the Group’s main operating executives our strategic and technological direction.

In 2007, the Board met on two occasions, and in 2008 on two occasions, without the CEO and employees being in attendance.

The main topics addressed by the Board of directors in 2007 and early 2008 were as follows:

Accounts and financial position

In 2007, our Board reviewed and approved the year-end Alcatel-Lucent and the Group’s consolidated financial statements for the fiscal year ended December 31, 2006, which were subsequently approved by our Shareholders at the meeting held in June 2007. It approved a budget forecast for 2007, and proposed an appropriation of results, that is, the appropriation of the profit or loss of the final year to legal reserves, statutory reserves or retained earnings. It reviewed certain matters related to the accounting principles either temporarily or permanently applicable as a result of the business combination with Lucent, such as the election of the “SORIE” method (Statement of Recognized Income and Expense) as permitted by the IASB for recognizing actuarial gains/losses and changes in asset ceiling outside the income statement. It also studied the impact of eliminating the reconciliation of our net income and shareholders’ equity, prepared in accordance with IFRS, with U.S. GAAP, which new SEC regulations allow, in certain circumstances.

In addition, it reviewed and approved the quarterly and half-year consolidated financial statements for the year ended December 31, 2007. At each of these meetings, the accounts were examined in the presence of our Statutory Auditors and a report was presented on the work of the Audit and Finance Committee. More generally, our Board monitored changes in the Group’s results and financial structure as well as the progress of restructuring and cost reduction plans. This prompted the Board to convene two extraordinary meetings and to request various specific reports from senior management as well as the preparation of a general action plan in late October 2007.

Moreover, on several occasions the Board addressed the specific issue of Lucent’s pension fund management. The Board concluded that it was incumbent upon the Board to establish general guidelines for allocating the assets of these funds, and to appoint the members of the advisory committee responsible for overseeing this management (Pension Benefits Investment Committee). The Board therefore appointed the members of this Committee and approved a change to the asset allocation policy.

Our Board was also informed of the terms and conditions under which the revolving syndicated lines of credit previously issued to historical Alcatel and Lucent were renegotiated for the benefit of the Group following the business combination with Lucent.

In 2008, our Board reviewed and approved the year-end Alcatel-Lucent and consolidated financial statements for the year ended December 31, 2007, to be submitted to the shareholders for definitive approval. It approved a budget forecast for 2008, and proposed an appropriation of results.

The Group’s strategic direction

Our Board of directors reviewed regularly our position in the market and focused at length on the Group’s strategic direction, including by considering the reports on the work matters adressed by the Strategy and Investments Committee. In particular, the Committee conducted an in-depth analysis of the sectors in which material investments were needed to ensure the Group’s position in next-generation technologies. The Board also studied several proposed acquisitions of various sizes, some of which were pursued and successfully completed. More specifically, it monitored the implementation of the National Security Agreement with the U.S. government, as well as developments in the intellectual property lawsuits between Alcatel-Lucent and Microsoft. Two of the meetings of this committee were open to all the Board members (see below in Section 7.3, the subheading “Strategy and Investments Committee”), and approved an action plan in October 2007, with the goal of improving the Group’s profitability.

96 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Compensation policy

Our Board of directors studied the recommendations of the Compensation Committee on the proposed grant of stock options and bonus shares for fiscal year 2007. After determining that, due to French tax law, the grant of bonus shares (authorized by the Shareholders’ Meeting of September 7, 2006) would be unattractive for foreign employees, it adopted a stock option plan in favor of certain employees under customary conditions. It also gave the CEO authorization to grant options in order to honor promises made at the time of recruitment of new talent or to certain employees in exceptional situations.

Our Board of directors noted the amount of variable compensation to be paid in 2007 to Mr. Tchuruk for the fiscal year ended December 31, 2006, calculated on a pro rata basis through November 30, 2006, the date as of which he ceased receiving any remuneration other than director’s fees. It defined the conditions of the CEO’s variable compensation for 2007, which is based on the same performance criteria that apply to all executives subject to the “Global Annual Incentive Plan” (see Section 7.4, “Compensation” of this document), and approved the terms of its payment. As required by law, it established the proportion of shares acquired by the CEO as a result of option exercises that are to be retained by the CEO (see Section 7.5, “Stock option and other securities held by Directors and senior executives”).

Our Board of directors considered the recommendations of the Compensation Committee regarding the compensation of the members of the Management Committee.

Finally, after discussing a change in the amount of Directors’ fees, which we believed were below international standards, the Board in view of the restructuring actions that we are taking, submitted to the Shareholders’ Meeting in June 2007 an adjustment in the total amount of Directors’ fees in order to keep the individual amount received by each Director equivalent to the amount that historical Alcatel Directors received before the business combination with Lucent. This was approved by the Shareholders. Upon the Board’s recommendation, at the same meeting, the Shareholders approved the grant of €50,000 in annual compensation per observer. Our Board did not request a reevaluation of the directors’ fees for 2008.

In 2008, our Board approved a stock option plan in favor of certain employees under customary conditions, and the award of stock options to our Chief Executive Officer, under the same customary conditions. It established the performance criteria of the variable portion of the remuneration of executives (including our Chief Executive Officer) covered by the “Global Annual Incentive Plan” (see Section 7.4, “Compensation”) for fiscal year 2008. In addition, our Board, after discussing the recommendations of the Compensation Committee, decided on the performance criteria applicable to the grant of bonus shares to our Chief Executive Officer in 2008 pursuant to an undertaking provided in 2006 and on the grant of restricted cash units, also subject to performance criteria, as part of her long-term incentive package. Finally, in accordance with law, we established the performance criteria which must be satisfied in the future in order for the company to fulfill the obligations to our Chief Executive Officer upon the termination or change of her duties (see Section 7.4, “Compensation”).

Business ethics

Our Board of directors reviewed the reports of the Audit and Finance Committee, which was informed at regular intervals of pending inquiries and legal proceedings following allegations made against employees of the historical Alcatel companies (prior to the business combination with Lucent) in China, Costa Rica, Taiwan and Kenya regarding business practices, and of the settlement reached with U.S. authorities with respect to certain business practices of Lucent in China prior to the business combination. In early 2008, the training program aimed at employees of the Group, called “Alcatel-Lucent’s Anti-corruption Program”, was shown to the Board.

Corporate governance

Operating Rules and Director’s Charter

The work carried out by our Board in terms of corporate governance mainly entailed adopting new Operating Rules of each of the Board’s committees, as well as revising the Director’s Charter significantly changed which defines the ethics rules that apply to its members.

Evaluations

Since the composition of our Board was largely renewed at the end of 2006, and given the changes in the manner the Board operates since the business combination with Lucent, the Board deemed it premature to proceed with its annual self-evaluation in 2007.

An evaluation of the Board of directors’ operations was carried out at the beginning of 2008 by an independent firm, Spencer Stuart. The report of the expert, which highlighted certain possible improvements to the way the Board functions, is being reviewed in detail by the Corporate Governance and Nominating Committee and the Board will hold a specific meeting on this topic.

Independence of the Directors

Our Board of directors reviewed the independence of its members when they took office on November 30, 2006. Since no member’s situation had changed from November 2006, the Board did not consider it necessary to repeat this review in 2007. A review of the Directors’ independence was therefore carried out by the Board of directors on March 25, 2008.

Shareholders’ Meetings

In 2007, our Board of directors set June 1, 2007 as the date for a Combined Shareholders’ Meeting, for which it prepared the agenda and related documents. The Board recommended that the Shareholders vote against a resolution submitted by a group of shareholders, which called for the deletion from our Articles of Association of provisions regarding the limitation of voting rights and which, ultimately, was adopted by the Shareholders. The Board also called a meeting for holders of bonds with a conversion and/or exchange option for new or existing Alcatel-Lucent shares in order to submit to them certain resolutions which had been submitted to the Shareholders’ Meeting. The Board answered questions that had been submitted in writing prior to the Shareholders’ Meeting by certain Shareholders or that arose out of discussions between senior management and certain institutional shareholders.

2007 ANNUAL REPORT ON FORM 20-F - 97

Back to Contents

In early 2008, the Board of directors set May 30, 2008 for the next Combined Shareholders’ Meeting to approve the financial statements for the fiscal year ended December 31, 2007, for which it prepared the agenda and related documents. It also called a meeting for holders of bonds with a conversion and/or exchange option for new or existing Alcatel-Lucent shares in order to submit to them certain resolutions submitted to the Shareholders’ Meeting.

7.3

COMMITTEES OF THE BOARD

Prior to our business combination with Lucent in November 2006, our Board of directors had three specialized committees: the Audit Committee, the Nominating and Compensation Committee and the Strategy Committee. On November 30, 2006, the date of the business combination, the Board of directors decided to create four committees: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Strategy and Investment Committee. Each committee reports to the Board of directors, which has the sole authority to make decisions concerning the subjects presented to it. The CEO may attend all meetings of the committees of the Board in an advisory capacity, with the exception of Compensation Committee meetings that concern her personal situation. In early 2007, each of these committees adopted new Operating Rules.

Audit and Finance Committee

Members

This committee consists of no less than four members, at least one of whom must have proven financial expertise.

All the Directors who serve on this committee must be “independent”. Therefore, no executive officers may be members. In addition, Directors who hold executive positions at our company may not be members of this committee.

Since November 30, 2006, the members of this committee are Mr. Robert Denham, committee chairman, Mr. Jean-Pierre Halbron, Mr. Daniel Lebègue and Mr. Karl Krapek.

Responsibilities

The Audit and Finance Committee’s role and operation meet the requirements of the Sarbanes-Oxley Act and follow the key recommendations of the various reports on corporate governance. Its main areas of activity concern the company’s accounts, internal controls, financial position and relations with our Statutory Auditors.

Financial statements

The role of our Audit and Finance Committee, as defined by the Board of directors’ Operating Rules, is to review the accounting standards applied by the company, the company’s risks and significant off-balance sheet commitments, and all financial or accounting matters presented to it by the CEO or the Chief Financial Officer.

The committee therefore reviews and approves the appropriateness and consistency of the accounting methods used to prepare the consolidated and parent company financial statements and ensures that significant transactions receive proper accounting treatment at the Group level.

The committee examines the consolidation scope and, where relevant, the reasons why certain companies should not be included in this scope.

It reviews the accounting standards that are applicable to and applied by our Group, both according to IFRS and French GAAP (with respect to the parent company’s financial statements, as required by French law) as well as their effects and the resulting differences in accounting treatment.

It examines the quarterly, half-year and year-end parent company and consolidated financial statements and the Group’s budgets.

98 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Internal control

The Audit and Finance Committee ensures that internal procedures for collecting and verifying financial information are in place to ensure the reliability of this information. The head of internal audit within the Group periodically reports to the committee on the results of the work of his department. In addition, twice a year the committee reviews the Group’s internal audit plan and the operation and organization of the Internal Audit Department. The committee is consulted when necessary on the selection of the internal audit manager and on his eventual replacement.

The committee examines all complaints, alerts or other reports, including those on an anonymous basis, that reveal a potential malfunction in the financial and consolidation processes set up within the Group.

Our Audit and Finance Committee meets periodically with our Chief Compliance Officer to check the adequacy of our compliance programs, any significant violations of these programs and the corrective measures taken by us.

Financial position

Our Audit and Finance Committee also reviews our indebtedness and our capitalization and possible changes in this capitalization, as well as all financial or accounting matters presented to it by the Chairman of the Board or the Chief Financial Officer (such as risk hedging or centralized cash management).

It examines the risks to which the Group may be exposed (and the measures taken by senior management to mitigate their effects) and the Group’s significant off-balance sheet commitments.

It also reviews financial transactions having a significant impact on the Group’s accounts, such as issuance of securities in excess of €400 million.

Statutory Auditors

Our Audit and Finance Committee oversees the selection process for our Statutory Auditors and makes a recommendation on such auditors to the Board.

Assignments that do not pertain to the audit of our accounts, or that are neither incidental nor directly supplemental to our audit, but which are not incompatible with the functions of the Statutory Auditors must be authorized by the Audit and Finance Committee, regardless of their scope. The committee ensures that these assignments do not violate the provisions of article L. 822.11 of the French Commercial Code.

It also reviews and determines the independence of the Statutory Auditors and expresses an opinion on the amount of their fees for the audit of the accounts.

Based on the total amount of the fees paid for the audit of our accounts during a given fiscal year, our committee sets the level(s) of fees beyond which the Committee must give a specific authorization for previously authorized assignments.

The Committee’s work in 2007 and early 2008

The members of the Audit and Finance Committee met six times in 2007. Their attendance rate at these meetings was 96%.

In 2007, the Audit and Finance Committee conducted a review of the year-end financial statements for the year ended December 31, 2006 and the half-year consolidated financial statements for 2007 prepared under IFRS and and reconciled to U.S. GAAP. It also reviewed the quarterly financial statements for the Group based on IFRS and the year-end parent company financial statements based on French GAAP. To prepare for this review, it relied on the work of the Disclosure Committee created to meet the requirements of the Sarbanes-Oxley Act in order to ensure the disclosure of reliable information about the Group. At each of its meetings, the Audit and Finance Committee was briefed by the Chief Financial Officer and the Statutory Auditors and examined, in the Auditors’ presence, the key points discussed with the Chief Financial Officer at the time of preparation of the financial statements. At the beginning of the year, the budget and financial forecasts for 2007 were presented. On several occasions, the Committee also discussed the risks specific to certain large contracts.

With regard to accounting principles, the committee reviewed the option offered by an amendment to IAS 19 – “Employee benefits” for recognizing actuarial gains and losses and an adjustment arising from asset ceiling, net of deferred taxes, in the period in which they occur, outside the income statement. It also reviewed the consequences of applying SFAS 158 “Employer’s accounting for defined benefit pension and other post-retirement plans” on deferred taxes. The Committee approved the way the segment information should be presented. In addition, it provided information for the Board’s decisions regarding the general guidelines for allocating Lucent’s pension fund assets and the appointment of the members of the advisory committee charged with overseeing the management of these assets (Pension Benefits Investment Committee). It studied the new provisions of the U.S. securities laws that eliminates the need to reconcile, under certain circumstances, accounts prepared according to IFRS with U.S. GAAP standards.

Our Audit and Finance Committee received the Internal Audit department’s annual report for 2006 as well as the internal audit plan for 2007. In the context of its review of the internal audits, the Committee was briefed by the Internal Audit department and, together with it, analyzed the department’s resources. At regular intervals, the committee monitored the progress made regarding the certification required by Article 404 of the Sarbanes-Oxley Act. On several occasions, it was briefed by the General Counsel about developments in the Costa Rica, Taiwan and Kenya matters (see Section 6.10, “Legal matters”). Finally, the committee implemented a new financial alert procedure as required by the Sarbanes-Oxley Act, while at the same time complying with the requirements of the “Commission nationale de l’informatique et des libertés” or CNIL, the French authority charged with the enforcement of data privacy laws.

2007 ANNUAL REPORT ON FORM 20-F - 99

Back to Contents

Our Audit and Finance Committee gave prior authorization for assignments carried out by its Statutory Auditors which are not related to statutory audits. After presentations by the Chief Financial Officer and the Statutory Auditors, the committee also set the Auditors’ fees for 2007.

Our Audit and Finance Committee met twice in the first quarter of 2008 to conduct a review of the results and financial statements for the year ended December 31, 2007 and of the annual report of the Internal Audit department for 2007, as well as the internal audit plan for 2008. It reviewed the draft annual report on Form 20-F and the “reference document”, and the internal and external auditors’ reports on internal control procedures in place within our Group.

Corporate Governance and Nominating Committee

Members

The Corporate Governance and Nominating Committee consists of no less than three members, at least two-thirds of whom must be independent.

Since November 30, 2006, the members of this committee are Mr. Daniel Bernard, committee chairman, Ms. Linnet Deily, Mr. Frank Blount, Mr. Henry Schacht and Mr. Jean-Cyril Spinetta.

Responsibilities

The first responsibility of our Corporate Governance and Nominating Committee, as defined by the Board of directors’ Operating Rules, is to review questions related to the composition, organization and operation of the Board of directors and its committees, to identify and propose to the Board individuals who are qualified to hold the position of Director and serve on committees, to develop and recommend to the Board a set of corporate governance principles applicable to the company, and to oversee the evaluations of the Board and its committees.

The second responsibility of our Corporate Governance and Nominating Committee is to examine the succession plans for the Chairman of the Board, the CEO and our Group’s other senior executives.

The Committee’s work in 2007 and early 2008

Our Corporate Governance and Nominating Committee met three times in 2007. Among other things, it reviewed the Director’s Charter, advised the Board as to the position it should take on the amendments to the Articles of Association proposed by certain shareholders concerning statutory limitations on voting rights and double voting rights, examined the succession plans for members of the Management Committee, reviewed the training of Directors, proposed the appointment of a deputy secretary to the Board, and made suggestions for changing the organization of the management team.

The committee met once in early 2008. It reviewed in depth the self-evaluation report of the Board, examined the independence of the Directors (see in this Section "Activity of the Board in 2007 and early 2008") and considered the candidates for the replacement of the current observers.

Compensation Committee

Members

The Compensation Committee consists of no less than three members, at least two-thirds of whom must be independent.

Since November 30, 2006, the members of this committee are Mr. Edward Hagenlocker, committee chairman, Ms. Linnet Deily, Lady Jay and Mr. Jean-Pierre Halbron.

Responsibilities

The role of our Compensation Committee, as defined by the Board of directors’ Operating Rules, is to study and make proposals to the Board regarding compensation of the Directors, the Chairman, the CEO and the key senior executives, to review policies related to the grant of stock options and bonus shares to senior managers and employees, and to examine proposals to increase the company’s capital in the form of an issuance of shares reserved for employees.

Compensation policy

The Compensation Committee makes recommendations to the Board concerning the annual evaluation of our management. Each year, it recommends to the Board the fixed compensation and the method of calculation of the variable compensation paid to executive officers, the rules for setting this variable portion based on the executives’ performance and the company’s medium-term strategy, and the objectives on which this performance evaluation will be based.

Our Compensation Committee also oversees and helps define the compensation policy and the benefits strategy applicable to all our staff.

100 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Stock options, bonus shares and capital increases reserved for employees

Our Compensation Committee is responsible for reviewing the general stock option policy, including in particular the frequency of stock option grants, vesting conditions, etc. It advises the Board whether to establish stock purchase or subscription option plan(s), as well as extraordinary plans that may be proposed by our management when the circumstances warrant it. It also reviews and makes recommendations to the Board concerning programs related to bonus shares granted to employees and/or executive officers.

In addition, our Compensation Committee examines proposed capital increases reserved for the Group’s employees.

The Committee’s work in 2007 and early 2008

Our Compensation Committee met six times in 2007 and had an average attendance rate of 92%.

It analyzed the terms of our March 2007 stock option plan and the draft resolution concerning the bonus shares submitted to the Shareholders’ Meeting. It set the amount of the variable portion of the Chairman and CEO’s compensation for the first 11 months of 2006 and analyzed the effects of the differences in the methods used to compensate performance in 2006 for managers coming from Alcatel and for managers coming from Lucent.

The committee reviewed the proposed performance criteria for defining the variable compensation of the CEO and that of senior executives for 2007 (see Section 7.4, “Compensation”). It also reviewed the benefits in kind granted to the CEO and the application of the rule concerning the obligation to keep shares resulting from the exercise of stock options or from bonus shares until her term expires (see Section 7.5, “Stock option and other securities held by Directors and senior executives”). It discussed the determination of the compensation for certain senior executives upon their promotion. Finally, it discussed the reassessment of Directors’ fees (see Section 7.2, “Board of Directors”).

In early 2008, the Committee met four times and reviewed in particular the proposed grant of stock options for 2008 and developed recommendations concerning the grants to employees and to our Chief Executive Officer.

The committee reviewed the application of the criteria for the variable portion of the compensation of executives (including our CEO) covered by the “Global Annual Incentive Plan” for fiscal year 2007, and issued a recommendation with respect to the criteria for such variable compensation for fiscal year 2008.  The Committee also made recommendations concerning the compensation of the members of the Management Committee, the performance criteria for the grant of bonus shares to our Chief Executive Officer in 2008, the grant of restricted cash units, also subject to performance criteria, as part of Ms. Russo’s long-term incentive package, and the performance criteria that must be satisfied in the future in order for the company to fulfill the obligations to our Chief Executive Officer upon the termination or change of her duties. It also reviewed the draft resolutions presented to the Shareholders' Meeting concerning stock options and the distribution of bonus shares, and the directors' fees (see in this Section "Activity of the Board in 2007 and early 2008").

The Committee also proposed that the management of the stock option exercises by the members of the Management Committee be entrusted to an independent financial intermediary, in order to enhance corporate governance.

Strategy and Investments Committee

Members

The committee consists of no less than four members, and is chaired by the Chairman of the Board.

Since November 30, 2006, the members of this committee are Mr. Serge Tchuruk, committee chairman, Mr. Jozef Cornu, Mr. Edward Hagenlocker and Mr. Henry Schacht.

Responsibilities

The role of our Strategy and Investments Committee, as defined by the Board of directors’ Operating Rules, is to review our Group’s proposed strategic direction and investments, all related internal restructuring activities, all proposed investments and sales of assets, and in particular, to monitor, on the Board’s behalf, the integration of historical Alcatel and Lucent and the creation of synergies.

This committee’s role is to ensure that our financial and human resources are allocated as efficiently as possible in order to achieve the growth and profitability objectives established by the Board.

Our Strategy and Investments Committee reviews the annual strategic plans presented to it by management. These plans include an analysis of the markets that are relevant for the company, their expected evolution and the company’s positioning in these markets (market share, financial results).

These plans include proposed commercial and R&D initiatives and any legal or other constraints that may apply, and take into consideration other avenues available to us in the form of internal development, cooperation agreements and business acquisitions or sales of businesses.

Our Strategy and Investments Committee reviews the proposed decisions that the CEO must submit to the Board of directors for prior approval.

It also examines the Group’s annual budget and annual investment plan.

2007 ANNUAL REPORT ON FORM 20-F - 101

Back to Contents

The Committee’s work in 2007 and early 2008

Our Strategy and Investments Committee held four meetings in 2007, two of which were open to all Directors and to the observers. During these meetings, the committee heard reports on progress made in integrating historical Alcatel and Lucent, reviewed specific topics such as digital home networks, next-generation networks (NGN), third generation mobile networks (W-CDMA standard) and plans to diversify the Group’s customer base (the enterprise markets, and “industry and public sector” markets). One of its meetings was dedicated to facilitating the Board’s review of the management’s action plan announced at the end of October 2007.

Our Strategy and Investments Committee met once during the first quarter of 2008 to discuss the budget for 2008, relations with investors and the current strategic projects. This meeting was open to Directors and observers.

7.4

COMPENSATION

Directors’ and observers’ fees

The aggregate Directors’ fees for 2007 approved at  the Combined Shareholders’ Meeting on June 1, 2007 were €700,000.

Directors’ fees are distributed based on the following principle: one half of the total fee is divided among the Board members equally, and the remaining amount is allocated among the Board members according to their attendance at meetings of the Board and of the Committees they belong to. However, the Chief Executive Officer does not receive any Director’s fees, and the Chairman of the Board receives proportionatly twice the amount received by the other Directors. The Directors’ fees are paid in two installments, one after the Annual Meeting of Shareholders and the other at the end of the year.

The Operating Rules of the Board of directors were amended on November 30, 2006 to take into account the new manner in which Board fees would be distributed.

The observers receive a fee set at the Shareholders’ Meeting divided equally between them and paid in the same way as the Director’s fees. The Combined Shareholders’ Meeting of June 1, 2007 set the total amount of observers’ fees at €100,000.

Directors’ fees (in euros)	2007	2006
Serge Tchuruk	96,890	-
Patricia Russo	-	-
Daniel Bernard	46,770	70,684
W. Frank Blount	46,770	50,631
Jozef Cornu (1)	46,770	45,352
Linnet F. Deily	56,818	131,411 (3)
Robert E. Denham	50,120	151,322 (3)
Edward E. Hagenlocker	58,493	143,358 (3)
Jean-Pierre Halbron (2)	53,469	47,250
Lady Sylvia Jay	51,794	-
Karl J. Krapek	50,120	135,393 (3)
Daniel Lebègue	50,120	59,708
Henry B. Schacht	53,469	131,411 (3)
Jean-Cyril Spinetta	38,397	-
Observers’ fees (in euros)	2007	2006
Thierry de Loppinot	50,000	47,250
Jean-Pierre Desbois	50,000	-

(1)

Mr. Cornu also received a total of €57,775 in respect of his position as Director of certain companies of the Group.

(2)

Mr. Halbron also received €3,118 in respect of his position as Director of Electro Banque, a Group subsidiary.

(3)

Total amount of Directors’ fees paid by Lucent Technologies Inc. in 2006 (exchange rate €1.00 = $1.2556).

With the exception of the payments made to the Chief Executive Officer and to the Chairman of the Board of directors explained below, the remuneration specified in the above table represents the only fees we paid to the Directors during fiscal year 2007.

102 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Compensation of the Chairman and senior executives

Chairman of the Board of directors

Mr. Tchuruk does not receive any specific  remuneration for his duties as Chairman of the Board, other than Director’s fees amounting proportionately to twice the amount of the Directors’ fees due to each of the other Directors (see the table above concerning directors’ fees).

As Mr. Tchuruk‘s duties as Chief Executive Officer ended on November 30, 2006, he has not been entitled to any further compensation in respect of this position since that date.

In June 2007 Mr. Tchuruk received the variable portion of his remuneration due in respect of his duties as Chief Executive Officer for the first 11 months of 2006, which amounted to €244,544, as compared to a variable portion of € 1,105,255 paid in June 2006 in respect of fiscal year 2005. The amount of €244,544 was determined by applying the same criteria as those applicable to all senior executives for fiscal year 2006: based 30% on consolidated revenue (as defined under IFRS standards), 40% on the net profit after minority interests, and 30% on net change in free cash flow, each measured on a pro forma basis with a consolidation perimeter including the Alcatel Group without giving effect to the business combination with Lucent or the businesses transferred to Thales.

In addition, Mr. Tchuruk benefits from a company car with a driver and the services of a secretary. The company has no other commitments towards him.

Chief Executive Officer

The annual compensation of the Chief Executive Officer, like that of all of the Group’s executives, consists of a fixed part and a variable component. It is decided, upon the proposal of the Compensation Committee, by the Board of directors. The variable portion set each year by the Board takes into account the prospects for development and the results for the Group for the following year, according to specified stable criteria. It is paid during the year following the fiscal year to which it relates.

Remuneration in 2007

The total gross remuneration paid to Ms. Russo in respect of her duties as Chief Executive Officer of the company for fiscal year 2007 was €1,652,237 plus benefits in kind valued at €164,480.

The gross fixed annual remuneration of the Chief Executive Officer amounted to €1.2 million.

The rules regarding the remuneration of the Group’s Chief Executive Officer, effective beginning January 1, 2007, were defined by the Board of directors on November 30, 2006.

The variable remuneration received by Ms. Russo in 2007 in respect of her duties as Chief Executive Officer of Lucent for the period from October to December 2006 amounted to €344,284 (representing about 26% of Ms. Russo’s target bonus).

The criteria fixed by the Leadership Development and Compensation Committee of Lucent were based on Lucent’s operating income and revenue and on individual performances. The three-month period of October 1 through December 31, 2006 included two months of Lucent's 2007 fiscal year (October and November) before the closing of the business combination and one month of Alcatel-Lucent's 2006 fiscal year (December) after the closing of the business combination.

Payments made to the Chief Executive Officer (in euros) (1)	2007	2006	2005
Fixed remuneration	1,200,000	955,718	955,718
Variable remuneration	344,284	527,238	1,553,042
Long-term incentive plan (2)	-	371,668	2,266,114
Other remuneration (3)	107,953	25,327	41,904
Benefits in kind	164,480	14,595	60,389

(1)

2005-2006 exchange rate €1.00 = $1.2556; 2007 exchange rate €1.00 = $1.37096.

(2)

These amounts reflect cash payments in respect of the long-term incentive plans that became due in 2005 and 2006 for the CEO. A portion of the incentive payment for each of these performance cycles was paid to Ms. Russo in the form of restricted stock units. These long-term incentive plans were closed on the effective date of the business combination between historical Alcatel and Lucent for all of the employees concerned (for further information, see Alcatel’s Prospectus approved by the AMF under reference No. 06-287 on August 7, 2006).

(3)

This amount corresponds essentially to an adjustment to take into account social security payments in France.

Remuneration in 2008

The gross annual fixed compensation of the Chief Executive Officer for 2008 remains unchanged,  at €1.2 million.

The variable remuneration to be paid to our Chief Executive Officer in 2008, for fiscal year 2007, is based on the same criteria that apply to all of the senior executives as well as to a large portion of the executives of the Group.

As decided by the Board of directors on March 28, 2007, this amount is based on the Group achieving targets for consolidated revenue, operating profit and net change in free cash flow, each of such criteria counting for 50%, 25% and 25%, respectively, in the calculation of the variable remuneration.

On March 25, 2008 the Board of directors set the gross amount of the variable compensation to be paid to Ms. Russo at €635,400 for fiscal year 2007, representing 35.3% of the target bonus.

2007 ANNUAL REPORT ON FORM 20-F - 103

Back to Contents

Concerning the variable compensation of the Chief Executive Officer for fiscal year 2008, at the same meeting the Board of directors set the same criteria for the CEO as those applicable to all of the senior executives as well as to a large portion of the executives of the Group. These criteria relate to the Group’s consolidated revenue and operating profit, counting for 40% and 60%, respectively, in the calculation of the variable remuneration. The target bonus for our Chief Executive Officer is 150% of her annual fixed compensation. This percentage remains unchanged from fiscal years 2006 and 2007.

The Chief Executive Officer also receives reimbursement of part of her housing expenses in Paris, as well as a company car with a driver.

Commitment made to the Chief Executive Officer in the event of termination

The provisions of the Officer Severance Policy that applied to Ms. Russo in the event of termination of her position as Chief Executive Officer of Lucent were reaffirmed by our Board of directors on November 30, 2006.

This Officer Severance Policy applies to certain executives of Lucent in the event of dismissal without cause or, following a change of control, resignation for good reason, each as defined in the Policy.

More specifically, the Policy provides for maintaining the fixed remuneration for a two-year period referred to as the “continuation period”, and for the payment in December for each of the two years occurring during the continuation period, of a bonus equal to the target amount of her variable remuneration, as well as for the accelerated vesting of her stock options. The continuation period and the corresponding payments are taken into account when determining the age, years of service and remuneration for purposes of pension benefits. The various employment benefits, pension benefits and benefits in kind provided also continue during this period.

These provisions were approved at the General Meeting of Shareholders on June 1, 2007 in the context of the procedure concerning regulated agreements.

Consistent with the procedure applicable to regulated agreements, the Board of directors, at its meeting held on March 25, 2008, took the necessary steps to conform the company’s commitments to our Chief Executive Officer to the new rules governing undertakings related to the termination of the duties of a chief executive officer. Accordingly, it decided that the severance provisions as referred to above be made subject, effective as of January 1, 2009 to the condition that, over the period from that date until her termination, at least 90% of the performance target in respect of revenue or 75% of the performance target in respect of operating profit, as set by the Board of directors for entitlement of our Chief Executive Officer to variable compensation (which must be the same targets as those applicable to approximately 75% of the employees of the company) shall have been met.

The above decision will remain in effect until the expiry of the Chief Executive Officer’s current term of office. It will be submitted at the next Shareholders Meeting on May 30, 2008, for ratification in accordance with law.

Other benefits and long-term incentive compensation

In addition, the Chief Executive Officer is entitled to the same benefits as those applicable to a great part of Lucent’s employees, calculated with respect to most benefits, on the basis of the annual fixed and variable compensation from the Group.

These benefits include the Lucent pension plan and the disability insurance programs. Ms. Russo also benefits from life insurance.

Pursuant to her employment contract concluded with Lucent in 2002, Ms. Russo is entitled to a retirement benefit equal to the greater of U.S.$ 740,000 per year, or the amount that would be allocated to her under the Alcatel-Lucent Retirement Income Plan which provides general coverage for most of management employees of Lucent Technologies Inc. Under this pension plan, each participant hired prior to January 1, 1999, like Ms. Russo, receives an amount equal to 1.4% of the sum of (a) the average annual remuneration of the beneficiary over the five-year period ending on December 31, 1998 (excluding the variable compensation paid in December 1997) multiplied by the number of years of service at that date, (b) the remuneration received by the participant after 1998 and (c) the variable part of his/her pay received in December 1997. The average annual remuneration includes both fixed and variable components of the remuneration (excluding benefits in kind) which for Ms. Russo covers all of the amounts received from our Group.

In addition, pursuant to a commitment made on November 30, 2006, the Board of directors will award during the third quarter of 2008 a maximum of 278,000 bonus shares to our Chief Executive Officer based on performance criteria relating to the company’s revenues, operating profit, achievement of synergies and operating expenses in 2007 and the first half of 2008, as determined beforehand by the Compensation Committee and approved by the Board at its meeting of April 4, 2008. The award of these shares will become definitive at the expiry of a period of four years, and will be subject to the obligation to retain the Alcatel-Lucent shares resulting from the exercise of stock options and bonus shares (see below Section 7.5, “Stock options and other securities held by directors and senior executives”).

104 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Finally, the Board also decided at its meeting of April 4, 2008 to award up to 366,300 “Restricted Cash Units” (RCUs) to our Chief Executive Officer if certain criteria are met over the two-year period following the Board’s decision. Each of these RCUs will give right to an amount of cash corresponding to the average price of the Alcatel-Lucent share over a period of twenty trading days before the date of the vesting. Vesting will be subject to the presence of our Chief Executive Officer at Alcatel-Lucent for  a period of two years expiring April 3, 2010, and to the average opening price of the Alcatel-Lucent share over a twenty trading day period having equalled or exceeded a target level in the course of the same two-year period, according to the following scale:
•

if the average price is equal to or above €6, 25% of the RCUs will vest;

•

if the average price is equal to or above €7.25, 50% of the RCUs will vest;

•

if the average price is equal to or above €8.5, 100% of RCUs will vest.

Senior management

The total amount of the gross remuneration and benefits paid in 2007 to the senior management, the members of which are mentioned below, excluding extraordinary items, amounted to €8.5 million (compared to a total of €12.1 million in 2006), the fixed portion of which came to €4.1 million.

Extraordinary items (severance pay resulting from contractual commitments) relating to the senior executives amounted to €6.8 million for fiscal year 2007 (compared to a total of €7.5 million in 2006).

The total amount of the remuneration paid to the senior management in 2007 includes a fixed portion and a variable portion based on the company’s performance and on their individual performance, pursuant to criteria reviewed by the Compensation Committee:

•

the fixed portion includes in addition the benefits in kind and, where applicable, the expatriation premium and housing allowances for expatriates;

•

the variable portion, to which are added the retention bonuses, is linked for fiscal year 2006 to the consolidated revenue, the net profit after minority interests, and to the net change in the free cash flow.

The figures above are based on the information included in Note 32 to the consolidated financial statements included elsewhere in this document. In accordance with IAS 24, that Note encompasses the remuneration to the members of the Management Committee and to the members of the Board of directors. However the figures above only include the remuneration of the Management Committee and of the Chairman of the Board of directors (but in this case only to the extent of the variable portion paid in 2007 for fiscal year 2006, representing €244,544).

Only members of the Management Committee who were members between January 1 and December 31, 2007 are covered by this information, that is, a total of 11 individuals (compared to 15 individuals in 2006).

The remuneration taken into account is calculated pro rata temporis for the period during which the executive was a member of the Management Committee:

•

the members of the Management Committee from January 1 through October 30, 2007: Ms. Patricia Russo, Mr. Jean-Pascal Beaufret, Mr. Frank D’Amelio, Mr. Étienne Fouques, Ms. Claire Pedini, Mr. Michael Quigley;

•

the members of the Management Committee from October 31, 2007 to December 31, 2007: Ms. Patricia Russo, Ms. Cindy Christy, Mr. Étienne Fouques, Mr. John Meyer, Ms. Claire Pedini, Mr. Hubert de Pesquidoux, Mr. Michel Rahier and Mr. Frédéric Rose.

The variable portion of the salary to be paid in 2008 in respect of fiscal year 2007 is based on the consolidated revenue, operating profit and net change in free cash flow.

The Directors’ fees received by the senior managers for their participation in meetings of the Board of directors of Group companies, if any, are deducted from the total remuneration paid.

Pension and other benefits

Pension plans for the CEO and certain Directors

As mentioned earlier, Ms. Russo is covered by the Lucent Retirement Income Plan.

Certain Directors who were or are part of the management of the company, benefit from the private pension plan applicable to the senior executives of the Group, who represent approximately 80 executives. Such executives are employees of Alcatel-Lucent or of its French subsidiaries which are owned more than 50% by Alcatel-Lucent and which are members of this plan.

This defined benefit scheme set up in 1976 supplements, for each beneficiary, the private plan of the French General Association of Pensions Institutions for Managerial Staff (AGIRC), offering benefits exceeding the upper limit provided for by that plan, according to a system and method of calculation similar to those of the AGIRC plan.

The Group is bound by a contract with an insurance company funded by Alcatel-Lucent as from the time of settlement for each beneficiary (which normally occurs at the age of 65) and within the limit of the pension obligations.

Except for the contractual commitments described above, we have no commitments towards the Directors or the CEO that constitute remuneration, allowances or benefits due or likely to be due on account of termination or change of duties, subsequent to such termination or change of duties.

2007 ANNUAL REPORT ON FORM 20-F - 105

Back to Contents

Amount reserved for pension and other benefits

The aggregate amount of the benefit obligation related to pension or similar benefits for our Directors and our Management Committee as a group, at December 31, 2007 was €40.2 million (compared to €53.1 million in 2006).

Of this amount, €28.1 million relate to the Directors and the Chief Executive Officer (compared to €33.5 million in 2006) and €12.1 million relate to the members of the Management Committee (compared to €19.6 million in 2006).

The corresponding amount of pension reserve accounted for due to these covenants made for the benefit of the members of the Board of directors and of the Management Committee of our company, taking into account plan assets, amounted to €12.0 million as of December 31, 2007.

7.5

STOCK OPTIONS AND OTHER SECURITIES HELD BY DIRECTORS AND SENIOR EXECUTIVES

OPTIONS GRANTED IN 2007

Beneficiaries	Plan	Average exercise price (€)	Number	Expiration date
S. Tchuruk	-	-	-	-
P.F. Russo	Alcatel-Lucent Plan	9.10	800,000	2015
Management Committee (1)	Alcatel-Lucent Plans	8.89	2,740,000	2015

OPTIONS AND OTHER INSTRUMENTS EXERCISED IN 2007

Beneficiaries	Plan	Average exercise price (€)	Number	Expiration date
S. Tchuruk	-	-	-	-
P.F. Russo	Lucent RSU (3)	-	42,347	-
Management Committee (1)	Alcatel Plans	6.70	70,028	2011
	Lucent RSU	-	33,641	-

106 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

OPTIONS AND OTHER INSTRUMENTS OUTSTANDING  AS OF JANUARY 1, 2008

Beneficiaries	Plan	Average exercise price (€)	Number	Expiration date
S. Tchuruk	Alcatel Plans	22.02	1,300,000	2009-2012
P.F. Russo	Alcatel-Lucent Plan	9.10	800,000	2015
	Lucent Plans	33.35	3,260,566	2008-2013
	Lucent RSU	-	73,913
J. Cornu	Alcatel Plan	50.00	30,000	2009
R.E. Denham	Lucent Plans	11.23	2,082	2012-2013
E.E. Hagenlocker	Lucent Plans	9.39	976	2013
J.P. Halbron	Alcatel Plan	50.00	200,000	2009
K.J. Krapek	Lucent Plans	7.05	976	2013
H.B. Schacht	Lucent Plans	63.40	395,863	2009-2013
Management Committee (2)	Alcatel Plans 2000-2007	11.75	3,171,228	2008-2015
	Lucent Plans	10.74	1,310,279	2008-2013
	Lucent RSU		55,736

(1)

Members present between January 1, and December 31, 2007, not including Ms. Russo.

(2)

Members on January 1, 2008, not comprising Ms. Russo.

(3)

Each restricted stock unit entitles the holder to one Alcatel-Lucent share.

ALCATEL-LUCENT SECURITIES OWNED AT DECEMBER 31, 2007 (1)

Holders	Alcatel-Lucent shares	ADSs	FCP 2AL units (4)	Total	Percentage of share capital
Board of directors (2)	434,284	879,201	11,825	1,325,310	0.05
Management Committee (3)	46	49,167	4,245	53,458	0.01
TOTAL	434,330	928,368	16,070	1,378,768	0.06
(1) See details regarding the directors’ holding in Section 7.1. (2) Including two observers and Ms. Russo. (3) Excluding Ms. Russo. (4) Part in the mutual fund FCP 2AL.

During fiscal year 2007, we were not notified by the Directors of any transactions in Alcatel-Lucent securities.

Obligation to retain the Alcatel-Lucent shares resulting from the exercise of stock options and bonus shares

Simultaneously with the grant of options approved in 2007 to the employees and senior executives of the Group, the Board of directors imposed new obligations on the Chief Executive Officer, in accordance with the requirements under French law applicable to the Chairman, the CEO and the executive vice-presidents of a company (mandataires sociaux).

The Chief Executive Officer must retain in a registered account a portion of the shares issued either upon the exercise of options allocated to her or upon the definitive acquisition of rights over bonus shares until the end of her term as Chief Executive Officer. The number of shares to be held in this restricted account must be equal in value to 40% of the capital gains recognized upon exercise of the options, net of tax, any other mandatory deductions and the value of any shares used in a cashless exercise of such options.

These provisions apply to the 800,000 options granted to the Chief Executive Officer on April 4, 2008, and will apply to the bonus shares, if any, which may be awarded during the third quarter of 2008 (see paragraph “Other benefits and long-term incentive compensation” above).

However, if the value of all of the shares of Alcatel-Lucent held by our Chief Executive Officer exceeds her fixed and variable annual remuneration (assuming 100% of the target for the year preceding the exercise of the options and/or the definitive acquisition of rights over bonus shares), this obligation to hold shares in a restricted account will be suspended.

The Chief Executive Officer is the only person subject to this obligation to retain shares.

Valuation of the options granted in 2007 to the Chief Executive Officer

Options granted to Ms. Russo in 2007 have been valued in the financial statements included elsewhere herein on the basis of a value of €3.01 per share. This value results from theorical computations. In fact, gains actually realized will depend on the share price on the date on which the shares issued upon exercise of options are sold.

2007 ANNUAL REPORT ON FORM 20-F - 107

Back to Contents

7.6

STATEMENT OF BUSINESS PRINCIPLES

Our Statement on Business Principles is a code of conduct that defines our vision of appropriate business behavior. It covers many areas, from business ethics and corporate governance to human rights and environmental concerns. Our Statement of Business Principles provides that our policy is to conduct our worldwide operations in accordance with the highest business ethical standards, to comply with the laws of the countries in which we operate and to be a good corporate citizen.

In 2006, we established the position of Chief Compliance Officer. The Chief Compliance Officer is charged with overseeing regulatory compliance according to applicable international laws and standards and our corporate governance and business practices.

We also established a Compliance Council to, among other things, ensure our compliance with the Statement of Business Principles.

7.7

REGULATED AGREEMENTS AND COMMITMENTS, AND RELATED PARTY TRANSACTIONS

“Regulated” agreements under French law are agreements made between a company and either of its CEO, an Executive Vice President, a director or a shareholder who owns more than 10% of the voting rights which, while authorized by French law, do not involve transactions in the ordinary course entered into under normal terms and conditions.

These agreements, as well as any new commitment made to senior executives in the event of termination of their duties, must be authorized in advance by the Board of directors through a specific legal procedure, must be the subject of a special Statutory Auditors’ report and must be presented for consultation to the Shareholders’ Meeting.

Related party agreements and transactions (under U.S. law) include, among others, agreements entered into with the company’s directors and senior executives, shareholders who hold more than 5% of the company’s capital, or these individuals’ close family members. They are not subject to the prior authorization procedure required by French law, unless they fall under the regulation applicable to regulated agreements.

Regulated agreements and commitments of our Group

We did not enter into any regulated agreements during 2007. Two regulated agreements that had previously been approved by this procedure in prior years continued in 2007.

The list of regulated agreements, which is available to shareholders at our registered office, does not include any agreement that is likely to have a significant impact on our financial position.

Agreements entered into with Thales

The agreements signed in December 2006 and which became effective in January 2007 replaced existing agreements entered into in 1998-1999. They are the following:

•

a memorandum of understanding with Groupe Industriel Marcel Dassault (GIMD), TSA and Thales, terminating the 1998 and 1999 shareholders’ agreements;

•

a new shareholders’ agreement with TSA;

•

an agreement with the French government on the protection of the national strategic interests in Thales;

•

a cooperation agreement with Thales and TSA; and

•

a “Master Agreement” with Alcatel-Lucent Participations, our subidiary, and Thales concerning the transfer to Thales of our assets in space activities, railway signals and safety systems.

For more information on these agreements, see “Material contracts” in Section 4.5 of this annual report.

108 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Assistance provided to subsidiaries

Although the agreements involved are not, strictly speaking, covered by article L. 225-38 of the French Commercial Code (concerning regulated agreements), our Board of directors authorized the contribution by the companies of the Group to the Research and Development and industrial property costs. The sums owed are paid in full to Alcatel-Lucent, and Alcatel-Lucent distributes them among our subsidiaries based on their financing requirements.

For fiscal year 2007, the amounts received by Alcatel-Lucent totaled €657,613,367.17 and the amounts owed by Alcatel-Lucent to its subsidiaries totaled €639,055,357.85.

Conformity of agreement

Consistent with the procedure applicable to regulated agreements, the Board of Directors, at its meeting held on March 25, 2008, took the necessary steps to conform our commitment to our Chief Executive Officer to new French rules governing undertakings related to the termination of the duties of a chief executive officer.

The provisions are described in Section 7.4, “Compensation”.

Related party transactions

There are no agreements between the company and any shareholder who holds more than 5% of the company’s capital.

Details about related party transactions, as defined by IAS 24, entered into by the Group’s companies in 2005, 2006 and 2007 are presented in Note 32, “Transactions with related parties”, to the consolidated financial statements included elsewhere in this document.

These transactions mainly concern jointly controlled entities (consolidated using proportionate consolidation) and companies consolidated using the equity method.

2007 ANNUAL REPORT ON FORM 20-F - 109

Back to Contents

8

INFORMATION CONCERNING OUR CAPITAL

8.1

SHARE CAPITAL AND VOTING RIGHTS

Our capital at December 31, 2007 was €4,634,882,840, represented by 2,317,441,420 shares, each with a par value of €2.

The total number of voting rights, as published by Alcatel-Lucent, was 2,351,256,934 at December 31, 2007 (including the treasury stock held by the parent company and by its subsidiaries).

To allow shareholders to determine whether they have exceeded an ownership threshold, we post the total number of voting rights monthly on our website. For the discussion of ownership thresholds, see Section 10.2, “Specific provisions of the Articles of Association and of Law.”

Information on voting rights, which is considered Regulated Information under the general rules of the AMF, may be reviewed at the following address: www.alcatel-lucent.com, under “Shareholders and Investors” and then “Regulated Information”.

8.2

DILUTED CAPITAL

Total number of shares
Capital at December 31, 2007	2,317,441,420
Alcatel-Lucent stock options	148,618,289
ORANE notes	1,919,130
4.75% OCEANE June 2003	63,192,019
Convertible bonds*	33,139,094
Convertible debt securities issued by Lucent Technologies Inc.	146,600,693
Diluted capital at December 31, 2007**	2,710,910,645

*

The number of convertible bonds was reduced from 56,260,251 to 33,139,094 to take into account the cancellation of stock options during the year.

**

For a description of the dilutive instruments, see the Section 8.6, “Outstanding instruments giving right to shares”.

110 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

8.3

AUTHORIZATIONS CONCERNING OUR CAPITAL

Currently, we have the following authorizations to issue capital, which authorizations were approved at our Shareholders’ Meetings on May 20, 2005 and June 1, 2007:

At December 31, 2007	Expiration date	Total duration	Maximum authorized amount	Use
I. Issues with pre-emptive rights
Shares or convertible bonds with pre-emptive rights including increase by capitalization of reserves created as permitted by French law	8/1/2009	26 months	20% of the capital, representing approximately €920 million or 460 million shares €6,000 million in debt securities	None
II. Issues without pre-emptive rights
Shares or convertible bonds issue without pre-emptive rights	8/1/2009	26 months	5% of the capital, representing approximately €230 million or 115 million shares €6,000 million in debt securities	None

Issue of securities in consideration of contributions in kind	8/1/2009	26 months	10% of the capital representing approximately 230 million shares	None
Overall limitation for issuances pursuant to I and II	for ordinary shares		€920 million or 460 million shares	None
	for debt securities		€6,000 million	None
III. Issues reserved for employees
Share issue reserved for members of an employee savings plan	8/1/2009	26 months	3% of the capital	None
Stock options (price without discount)	7/20/2008	38 months	6% of the capital and in any event, the number of outstanding Alcatel-Lucent options must be less than 12% of the total number of shares	2.54%
Bonus shares	12/1/2008	18 months	1% of the capital	None
IV. Share repurchase program
Share repurchase	12/1/2008	18 months	10% of the capital	None
Share cancellation	12/1/2008	18 months	10% of the capital	None

2007 ANNUAL REPORT ON FORM 20-F - 111

Back to Contents

8.4

CHANGES IN OUR CAPITAL OVER THE LAST FIVE YEARS

Type of transaction	Number of shares		Amount of capital (in euros)	Share premium (in euros)
	A shares	O shares(1)
Capital at 12/31/2002	1,239,193,498	25,515,000	2,529,416,996	21,601,843,469.99
Stock options exercised	108,632			619,778.80
Redemption of Deborah Acquisition bonds:
– acquisition of iMagic TV Inc.		485,000		2,379,410.00
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the following transactions:
– acquisition of iMagic TV Inc.	3,531,332			19,210,446.08
– acquisition of TiMetra Inc.	15,534,934			94,452,398.72
– acquisition of Astral Point Communications Inc.	40,000			576,400.00
Redemption of historical Alcatel 7.917% bonds	1,828			6,105.52
Conversion of category O shares into ordinary shares	26,000,000	(26,000,000)
Capital at 12/31/2003	1,284,410,224		2,568,820,448	21,719,088,009.11
	Ordinary shares
Stock options exercised	1,508,728		3,017,456	6,856,478.00
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the following transactions:
– acquisition of Astral Point Communications Inc.	300,000		600,000	4,323,000.00
– acquisition of Telera Inc.	400,000		800,000	1,304,000.00
– acquisition of iMagic TV Inc.	50,000		100,000	272,000.00
– acquisition of TiMetra Inc.	1,000,000		2,000,000	6,080,000.00
– acquisition of Spatial Wireless	17,783,297		35,566,594	176,268,039.86
Redemption of historical Alcatel 7.917% bonds	3,212		6,424	10,728.08
Losses charged against additional paid-in capital				(14,156,675,224.11)
Capital at 12/31/2004	1,305,455,461		2,610,910,922	7,757,527,030.92
Stock options exercised	1,855,913		3,711,826	8,316,745.80
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the following transactions:
– acquisition of iMagic TV Inc.	50,000		100,000	272,000.00
– acquisition of Spatial Wireless	400,000		800,000	3,964,800.00
Redemption of historical Alcatel 7.917% bonds	120,780,266		241,560,532	403,406,088.44
Capital at 12/31/2005	1,428,541,640		2,857,083,280	8,173,486,665.15
Stock options exercised	2,697,886		5,395,772	13,528,427.68
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	300,000		600,000	2,973,600
Issue of Alcatel-Lucent shares in a number equivalent to the number of Alcatel ADSs granted to shareholders of Lucent Technologies Inc. in connection with the business combination with the latter	878,139,615		1,756,279,230	7,163,619,258.40(2)
Capital at 12/31/2006	2,309,679,141		4,619,358,282	15,353,607,951.24
Allocation of expenses related to the business combination with Lucent				86,523.34
Stock options exercised	2,726,675		5,453,350	13,262,790.90
Exercise of warrants issued by Lucent Technologies Inc.	28,612		57,224	224,468.53
Convertible securities issued by Lucent Technologies Inc.	4,506,992		9,013,984	36,236,215.68
Redemption into Alcatel-Lucent shares of bonds issued by Coralec in the context of the acquisition of TiMetra Inc. transactions:	500,000		1,000,000	3,040,000
Capital at 12/31/2007	2,317,441,420		4,634,882,840	15,406,457,949.69

(1)

The shares comprising the capital are shares of a single class since the decision at the Shareholders’ Meeting of April 17, 2003, which approved the conversion of the Class O shares into Alcatel’s ordinary shares and ADSs, as applicable.

(2)

This amount takes into account the expenses related to the business combination.

112 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

8.5

PURCHASES OF ALCATEL-LUCENT SHARES BY THE COMPANY

In 2007, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2007, the number of shares held directly by Alcatel-Lucent was 25,343,255, representing 1.09% of the capital. At that date, our subsidiaries held shares representing 1.43% of our capital. At December 31, 2007, these shares were booked as a deduction from consolidated shareholders’ equity.

The Combined Shareholders’ Meeting of June 1, 2007 authorized the Board of directors (or pensions delegated under French  law) to repurchase Alcatel-Lucent shares up to a maximum of 10% of the capital of the company. This authorization would expire in 18 months.

The maximum purchase price per share may not exceed €40 and the minimum selling price per share may not be less than €2. This program has not been implemented.

At its meeting of March 25, 2008, the Board of directors proposed a resolution to be voted upon at our next Shareholders’ Meeting, to be held on May 30, 2008, that the existing authorization for a share repurchase program to be cancelled and that a new authorization for an 18-month repurchase program be established.

Description of the repurchase program pursuant to Articles 241-1 and following of the AMF rules

Date of the Shareholders’ Meeting authorizing the program

The purchase by the company of its own shares will be submitted for approval at the Combined Shareholders’ Meeting on May 30, 2008.

Number of shares and percentage of capital held directly or indirectly by the company

At February 29, 2008, the company held 25,343,255 shares directly and 33,043,651 shares indirectly.

Goals of the repurchase program

The goals of the repurchase program are:

•

to cancel shares by means of a capital reduction within the limits prescribed by law and in accordance with the authorization to be submitted for approval at the Shareholders’ Meeting to be held on May 30, 2008;

•

to use the shares in fulfilling grants of stock or options to the Group’s employees, directors and CEO under the terms and conditions prescribed by law (stock options, employee profit-sharing plans, bonus shares, etc.);

•

to comply with obligations related to the issue of securities giving access to our capital;

•

to hold the shares and, at a later stage, to deliver such shares in exchange or as payment, including in connection with external growth transactions pursued by the company;

•

to ensure the liquidity of Alcatel-Lucent’s shares and stimulate the secondary market of the shares through a liquidity contract made with an investment service provider which complies with an ethics charter recognized by the AMF; and

•

to implement of any market practice that may come to be recognized by the AMF, and more generally, any transaction that complies with current regulations.

Repurchase terms and conditions

Shares may, at any time and within the limits of the regulations in force, be purchased, sold, exchanged or transferred, whether on the market, privately or otherwise, by any means, including in particular by transfers of blocks, options transactions or the use of derivative instruments.

Maximum share of capital, maximum number and characteristics of shares, maximum purchase price

The program concerns the shares of Alcatel-Lucent (ISIN FR 0000130007) listed on the Euronext Paris stock exchange – Compartment A.

2007 ANNUAL REPORT ON FORM 20-F - 113

Back to Contents

The maximum percentage that may be purchased under the authorization to be proposed at the Combined Shareholders’ Meeting of May 30, 2008 is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprise our capital at December 31, 2007, this limit represents 231,744,142 shares or, based on the maximum authorized purchase price, a maximum theoretical amount of €4,634,882,840, not including the shares already held by the company.

The maximum purchase price per share is set at €20.

Duration of the program

In accordance with the resolution to be submitted for approval to the Combined Shareholders’ Meeting of May 30, 2008, the share repurchase program would be implemented over a period of 18 months following the date of this meeting and would therefore expire on December 1, 2009.

8.6

OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

Warrants and convertible debt securities issued by Lucent Technologies Inc.

Warrants

In 2004, as part of the settlement of a lawsuit involving a securities class action, Lucent Technologies Inc. issued to the plaintiffs warrants entitling holders to purchase shares of Lucent Technologies Inc.

As of the date of the business combination between Lucent Technologies Inc. and historical Alcatel, these warrants entitled holders to a total of 38,907,871 Alcatel-Lucent shares.

In 2007, 28,612 Alcatel-Lucent shares were issued pursuant to these warrants, based on a unit conversion price of U.S.$ 14.09.

These warrants expired on December 10, 2007, so no warrants were outstanding at December 31, 2007.

Convertible bonds

Lucent Technologies Inc. had also issued debt securities convertible into Lucent Technologies Inc. shares. As of the date of the business combination between historical Alcatel and Lucent, in accordance with the Board of directors’ decision of November 30, 2006, these securities entitled holders to:

•

44,463,075 Alcatel-Lucent shares, concerning the 7.75% convertible bonds maturing on March 15, 2017;

•

43,832,325 Alcatel-Lucent shares, concerning the 2.75% Series A convertible bonds maturing on June 15, 2023;

•

55,087,690 Alcatel-Lucent shares, concerning the 2.75% Series B convertible bonds maturing on June 15, 2025; and

•

15,988,842 Alcatel-Lucent shares, concerning the 8% subordinated convertible bonds maturing on August 1, 2031.

The unit price of the Alcatel-Lucent shares issued through conversion of the above convertible debt securities is equal to the conversion or exercise price of these securities divided by the exchange ratio set in connection with the business combination between historical Alcatel and Lucent (that is, 0.1952 Alcatel share for one Lucent share), namely:

•

the equivalent in euros, the day of the conversion of U.S.$ 24.80 for the 7.75% convertible bonds;

•

the equivalent in euros, the day of the conversion, of U.S.$ 17.11 for the Series A convertible bonds;

•

the equivalent in euros, the day of the conversion, of U.S.$ 15.98 for the Series B convertible bonds;

•

the equivalent in euros, the day of the conversion, of U.S.$ 30.43 for the 8% subordinated convertible bonds.

On December 14, 2006, we sought the consent of the 2.75% Series A and B convertible bondholders to modify our disclosure requirements. At that time, the interest rate of these bonds was increased from 2.75% to 2.875%, the conversion price was changed to U.S.$ 16.75 for the Series A and U.S.$ 15.35 for the Series B and an additional clause providing for new disclosure requirements was finalized in late December 2006.

In March 2007, the entire 8% convertible bond issue was redeemed early.

At December 31, 2007, €1.925 billion of these convertible bonds were outstanding, giving right to 146,600,693 shares of Alcatel-Lucent.

114 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Stock options and other stock-based compensation instruments issued by Lucent Technologies Inc.

As part of the business combination with Lucent, we agreed to issue Alcatel-Lucent shares to holders of stock options and other stock-based compensation instruments (restricted stock units, performance shares and Directors’ deferrals) granted by Lucent Technologies Inc., in the event of such holders’ exercise or conversion of the rights attached to their instruments.

As of November 30, 2006, the date of the business combination between historical Alcatel and Lucent, these instruments entitled holders to a total of 311,307,596 common shares of Lucent Technologies Inc.

Consequently, and in accordance with the decision made by our Board of directors on November 30, 2006, acting on the authority granted by the Shareholders’ Meeting of September 7, 2006, Alcatel-Lucent’s Coralec subsidiary issued to Lucent 60,767,243 bonds, each of which may be converted into one Alcatel-Lucent share.

When the Lucent stock options or other stock-based compensation instruments are exercised by their holders, Lucent requests conversion of the corresponding number of convertible bonds and immediately delivers the number of Alcatel-Lucent shares resulting from the conversion to those holders who have exercised their rights.

At December 31, 2007, there was a total of 56,260,251 outstanding bonds convertible into Alcatel-Lucent shares. However only a maximum of 33,139,094 of these bonds may still be converted, given the cancellation of stock options on that same date.

These bonds are not listed on any stock exchange.

Redeemable notes (ORAs)

Issues related to acquisitions

In 2004, we authorized the issuance by our subsidiary Coralec of debt represented by notes redeemable for Alcatel-Lucent shares (ORAs), in order to allow for the acquisition of Spatial Wireless (United States).

In connection with this acquisition, 18,988,334 notes redeemable for Alcatel-Lucent shares were issued to historical Alcatel at a unit price of €11.91. There were no redemptions in 2007 and the number of Alcatel-Lucent shares issued since the issuance of the ORAs to repay these notes is 18,483,297.

In 2003, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel-Lucent shares, in order to allow for the acquisition of iMagic TV Inc. (Canada) and TiMetra Ltd. (United States).

In connection with the acquisition of iMagic TV Inc., 3,717,254 notes redeemable for Alcatel-Lucent shares were issued to historical Alcatel at a unit price of €7.44. There were no redemptions in 2007. The number of Alcatel-Lucent shares issued since the issuance of the ORAs to repay these notes is 3,631,332.

In connection with the acquisition of TiMetra Ltd., 17,979,738 notes redeemable for Alcatel-Lucent shares were issued to historical Alcatel at a unit price of €8.08. During 2007, 500,000 shares were issued in exchange for these notes, thus bringing the number of Alcatel-Lucent shares issued since the issuance of these notes to repay the ORAs to 17,034,934.

In 2002, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel-Lucent shares, in order to allow for the acquisition of Astral Point Communications Inc. (United States).

In connection with the acquisition of Astral Point Communications Inc., 9,506,763 notes redeemable for Alcatel-Lucent shares were issued to historical Alcatel at a unit price of €16.41. There were no redemptions in 2007 and the number of Alcatel-Lucent shares issued since issuance of the ORAs to repay these notes is 9,123,396.

At December 31, 2007, there was a total of 1,919,130 outstanding notes redeemable for Alcatel-Lucent shares.

These bonds are not listed on any stock exchange.

Issues related to financial transactions

June 2003 OCEANE (bonds convertible into new or existing shares)

In accordance with the authorization granted at our Combined Shareholders’ Meeting of April 17, 2003, on June 12, 2003 historical Alcatel issued debt represented by bonds with a conversion and/or exchange option for new or existing shares. The issue concerned a principal amount of €1.022 billion, represented by 63,192,019 bonds with a unit value of €16.18 each convertible into new or existing Alcatel-Lucent shares.

The bonds, which have a term of seven and a half years, bear an annual interest rate of 4.75%.

The proceeds from this issue were intended primarily for the partial retirement, via a tender offer, of three bond issues maturing in 2004 (5.75% February 2004 and 5% October 2004) and 2005 (5.87% September 2005). Upon completion of this offer, we retired bonds in a nominal amount of €342 million.

At December 31, 2007, there was a total of 63,192,019 outstanding OCEANEs, listed on Euronext Paris.

2007 ANNUAL REPORT ON FORM 20-F - 115

Back to Contents

Securities not convertible into equity

These securities concern the following two bond issues of Alcatel-Lucent:

•

the 4.375% bond issue in the amount of €805 million (maturing in February 2009) traded on Euronext Paris;

•

the 6.375% bond issue in the amount of €462 million (maturing in April 2014) traded on the Luxembourg Stock Exchange.

At December 31, 2007, these issues were outstanding.

116 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

9

STOCK EXCHANGE AND SHAREHOLDING

9.1

LISTING

Our shares are traded on Eurolist by Euronext, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on the Euronext Paris SA since June 3, 1987. In addition to Eurolist, our ordinary shares are also listed on Euronext Amsterdam, Antwerp, Basle, Euronext Brussels, Frankfurt, Geneva, Tokyo and Zurich exchanges, and are quoted on SEAQ (Stock Exchange Automated Quotation) International in London.

Since May 1992, our shares have been listed on The New York Stock Exchange in the form of American Depository Shares (ADSs).

The Bank of New York is the depositary of the ADSs. Each ADS represents one ordinary share.

ISIN Code

Since June 30, 2003, all securities quoted on the Euronext Paris stock market are identified by an International Securities Identification Number (ISIN).

Alcatel-Lucent: FR0000130007.

Mnemo: ALU.

Indexes

Our share is included in the following stock market indexes: CAC 40 and Dj Euro Stoxx 50.

2007 ANNUAL REPORT ON FORM 20-F - 117

Back to Contents

9.2

TRADING OVER THE LAST FIVE YEARS

Trading on Euronext Paris

The following table sets forth, for the periods indicated, the high and low prices on Euronext Paris SA for our ordinary shares:

	Price per share in €
	High	Low
2003	11.89	4.16
2004	14.82	8.77
2005	11.70	8.14
2006	13.82	8.27
First Quarter	13.49	10.38
Second Quarter	13.82	9.07
Third Quarter	10.10	8.27
Fourth Quarter	11.06	9.30
2007	11.86	4.87
First Quarter	11.86	8.51
Second Quarter	10.71	8.76
Third Quarter	10.73	6.11
Fourth Quarter	7.41	4.87
2007
October	7.41	6.36
November	6.67	4.91
December	5.71	4.87
2008
First Quarter	5.15	3.24
2008
January	5.15	3.83
February	4.43	3.80
March	3.90	3.24

118 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Trading on The New York Stock Exchange

The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for our ADSs:

	Price per share in U.S.$
	High	Low
2003	13.68	4.60
2004	18.32	10.76
2005	15.75	10.44
2006	16.51	10.63
First Quarter	16.12	12.68
Second Quarter	16.51	11.56
Third Quarter	12.91	10.63
Fourth Quarter	14.49	11.64
2007	15.43	7.15
First Quarter	15.43	11.41
Second Quarter	14.09	11.71
Third Quarter	14.57	10.10
Fourth Quarter	10.47	7.15
2007
October	10.47	9.03
November	9.34	7.28
December	8.31	7.15
2008
First Quarter	7.40	5.08
2008
January	7.40	5.54
February	6.60	5.84
March	5.92	5.08

9.3

SHAREHOLDER PROFILE

Breakdown of the capital by type of shareholder at December 31, 2007

2007 ANNUAL REPORT ON FORM 20-F - 119

Back to Contents

Breakdown of the capital by location of record owner at December 31, 2007

*

Source: Capital Bridge.

Number of shares at December 31, 2007: 2,317,441,420.

9.4

BREAKDOWN OF CAPITAL AND VOTING RIGHTS

Situation on December 31, 2007	Shares	% Capital	Voting rights	%
Brandes Investment Partners, L.P. (1)	237,102,900	10.23	237,102,900	10.08
Pzena Investment Management (1) (2)	113, 482,400	4.90	113, 482,400	4.83
Tradewinds Global Investors (1) (2)	76,958,800	3.32	76,958,800	3.27
Other institutional investors in France (5)	68, 334,600	2.95	68,334,600	2.91
Fidelity Investments (2) (3)	53,961,100	2.33	53, 961,100	2.29
Caisse des Dépôts et Consignations (CDC) (2)	48, 001,700	2.07	48,288,650	2.05
BT Pension Scheme/Hermès (1) (2)	40,128,584	1.73	40,128,584	1.71
BNP PARIBAS Asset Management (2)	38, 740,100	1.67	38,740,100	1.65
Crédit Agricole Asset Management (2)	36,306,500	1.57	36,306,500	1.54
Mutual Fund FCP 2AL (1)	29,188,686	1.26	54,590,086	2.32
Treasury stock held by the parent company	25,343,255	1.09	-	-
Treasury stock held by the subsidiaries	33,056,313	1.43	-	-
Public	1,516,836,482	65.45	1,583,363,214	67.35
TOTAL	2,317,441,420	100.00	2,351,256,934	(4) 100.00

(1)

Source: shareholders.

(2)

Source: Alcatel-Lucent (TPI as of at December 31, 2007).

(3)

Fidelity Management & Research (U.S.) and Fidelity International Ltd.

(4)

Total gross number of voting rights, published by Alcatel-Lucent, including the treasury stock held by the parent company and the treasury stock held by the subsidiaries.

(5)

Other institutional investors in France holding more than 1% of the capital.

At December 31, 2007, shareholders benefiting from double voting rights had a total of 67,631,028 votes, representing 2.88% of the voting rights.

The members of the Board of directors and of the Management Committee together held, as of December 31, 2007, 1,362,698 shares of Alcatel-Lucent (including ADSs) and 16,070 parts of FCP 2AL, that is, 0.06% of the capital and the voting rights of Alcatel-Lucent (see details of their holding in Sections 7.1, “Management” and 7.5, “Stock options and other securities held by directors and senior executives”).

As of December 31, 2007, to our knowledge, there is no shareholder other than Brandes Investment Partners, LP, who holds more than 5% of our capital.

At April 4, 2008, to our knowledge, there are no shareholders' agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of the company.

120 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Pledges of Alcatel-Lucent Shares

At December 31, 2007, 4,092 Alcatel-Lucent shares, held by a total of 27 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

Share ownership thresholds

During 2007 and through March 25, 2008, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal and statutory thresholds:

Date on which the threshold was reached	Trend	% capital	% voting rights	Declaring company
March 28, 2007	Decrease	4.74	4.67	FMR Corp. & Fidelity International (1)
April 19, 2007	Increase	10.00	9.86	Brandes Investment Partners (2)
July 2, 2007	Increase	2.56	2.51	Natixis Asset Management
August 17, 2007	Increase	4.34	4.26	Pzena Investment Management LLC
November 13, 2007	Increase	5.04	4.95	Pzena Investment Management LLC
January 10, 2008	Increase	2.00	NC (3)	BT Pension Scheme/Hermès
February 15, 2008	Increase	5.01	3.50	T. Rowe Price Group, Inc. (4)
March 3, 2008	Increase	5.32	5.25	Pzena Investment Management LLC (5)

(1)

Notice to AMF n° 207C0592.

(2)

Notice to AMF n° 207C0720 including the declaration of intent of Brandes Investment Partners.

(3)

Not communicated.

(4)

Notice to AMF n° 208C0376, T. Rowe Price Group, Inc. also declared that it holds 90,575 of 7.75% convertible bonds giving right to 3,652,889 shares of Alcatel-Lucent.

(5)

Notice to AMF n° 208C0428.

Pursuant to article L. 233-7 of the French Commercial Code, Brandes Investment Partners declared, on April 19, 2007, that it acquired Alcatel-Lucent shares solely for its customers for investment purposes, that it did not intend to request that it be named to the Board of directors and that it was not acting in concert with another party.

9.5

CHANGES IN SHAREHOLDING OVER THE LAST THREE YEARS

Situation on December 31,	2007		2006		2005
(In %)	% Capital	% Voting rights	% Capital	% Voting rights	% Capital	% Voting rights
Brandes Investment Partners, L.P.	10.23	10.08	9.75	9.86	10.67	10.88
Pzena Investment Management	4.90	4.83	NC (1)	NC	NC	NC
Tradewinds Global Investors	3.32	3.27	NC	NC	NC	NC
Other institutional investors in France	2.95	2.91	NC	NC	NC	NC
Fidelity	2.33	2.29	5.22	5.27	NC	NC
Caisse des Dépôts et Consignations (CDC)	2.07	2.05	2.08	2.11	4.12	4.22
BT Pension Scheme/Hermès	1.73	1.71	NC	NC	NC	NC
BNP Paribas Asset Management	1.67	1.65	0.44	0.44	NC	NC
Crédit Agricole Asset Management	1.57	1.54	2.74	2.77	NC	NC
FCP 2AL	1.26	2.32	1.23	2.34	1.89	3.14
Treasury stock held by parent company	1.09	N/A	1.10	N/A	1.77	N/A
Treasury stock held by subsidiaries	1.43	N/A	1.45	N/A	2.35	N/A
Public	65.45	67.35	75.99	77.21	79.20	81.76
TOTAL	100	100	100	100	100	100
(1) In this table, NC means “non communicated”.

2007 ANNUAL REPORT ON FORM 20-F - 121

Back to Contents

9.6

SHAREHOLDERS’ GENERAL MEETING

The most recent Shareholders’ Meeting was held on June 1, 2007, the date for which it was initially convened, and was chaired by Mr. Tchuruk.

A report on the Meeting was published in the press on June 12 and 15, 2007. The report was sent to holders of registered shares in the letter to shareholders.

Shareholders present or represented by proxy had in the aggregate a total of 887.6 million shares, which represented a quorum of 39.36%.

The shareholder attendance rate increased from 25.4% in 2001 to 39.4% at the most recent meeting held on June 1, 2007, a 14% increase in attendance.

EVOLUTION OF THE RATE OF PARTICIPATION FROM 2001 TO 2007

Method of participation at the 2007 Shareholders’ Meeting

The table and the chart below reflect the breakdown of the participants according to the method of participation used by the shareholder.

Shareholders can participate in Shareholders’ Meetings in one of three ways:

1.

Physically attend or be represented at the Meeting,

2

vote by mail, and

3.

proxy granted to the Chairman.

Method of participation	Number of shareholders	Shares (in millions)
Shareholders present	1,502	149.1
Shareholders who were represented	310	0.4
Powers given to the President	31,297	28.8
Voters by mail	8,267	709.3
Total	41,376	887.6

122 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

EVOLUTION OF THE METHOD OF PARTICIPATION OF THE SHAREHOLDERS FROM 2001 TO 2007 (1)

(1)

Based on the number of shareholders participating in the Meeting.

All of the resolutions that were presented at the General Shareholders' Meeting of June 1, 2007 were adopted. Voting results were published on line on our Internet site.

9.7

EVOLUTION OF THE DIVIDEND OVER THE LAST FIVE YEARS

Year of payment	2007	2006	2005	2004	2003
Dividend distributed (in euros, per share)	0.16*	0.16**	-	-	-
* The dividend for the 2006 fiscal year was paid on June 4, 2007. ** The dividend for the 2005 fiscal year was paid on September 11, 2006.

Dividends not claimed within five years are turned over to the French Treasury.

The dividend policy is defined by our Board of directors following an analysis, in particular, of the Group’s financial position and earnings and taking into account its capital requirements and performance, current and future returns, and market practices in relation to distribution of dividends, especially in the sector of activity within which we operate. In the light of our financial results, investment needs and requirements in terms of debt management, we may decide to adjust a dividend distribution, or to not distribute a dividend.

At its meeting of February 7, 2008, our Board of directors determined that it is prudent to suspend the dividend payment for the fiscal year 2007.

2007 ANNUAL REPORT ON FORM 20-F - 123

Back to Contents

10

ADDITIONAL INFORMATION

10.1

LEGAL INFORMATION

Company name and head office

Alcatel Lucent

54, rue La Boétie – 75008 Paris

Telephone: + 33 1 40 76 10 10

Commercial name

Alcatel-Lucent

Corporate structure and applicable law

French limited liability company subject to all the regulations governing commercial entities in France, particularly the provisions of the French Commercial Code.

Date of incorporation and expiry date

The company was incorporated on June 18, 1898 and will expire on June 30, 2086, unless there is an early dissolution or extension.

Corporate purpose

The company’s corporate purpose is the design, manufacture, operation and sale of all equipment, material and software related to domestic, industrial, civil, military or other applications concerning electricity, telecommunications, computers, electronics, aerospace industry, nuclear energy, metallurgy, and, in general, of all the means of production or transmission of energy or communications (cables, batteries and other components), as well as, secondarily, all activities relating to operations and services in connection with the above-mentioned means. It may acquire interests in any company, regardless of its form, in associations, French or foreign business groups, whatever their corporate purpose and activity may be and, in general, may carry out any industrial, commercial, financial, assets or real estate transactions, in connection, directly or indirectly, totally or partially, with any of the corporate purposes set out in Article 2 of the Articles of Association and with all similar or related purposes.

Registration number at the Registry of Commerce

The company is registered at the Paris Commerce and Companies Registry under number 542 019 096. Its APE business activity code is 7010 Z.

Fiscal year

Our fiscal year begins on January 1 and ends on December 31.

124 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

10.2

SPECIFIC PROVISIONS OF THE ARTICLES OF ASSOCIATION AND OF LAW

The data set out below are extracts from our Articles of Association (articles 7, 9, 12, 13, 16, 17, 18, 21, 22 and 24), of the decisions taken by our Board of directors on November 30, 2006, and the legal and regulatory provisions applicable to companies having their registered office in France and whose securities are listed on a regulated market.

Holding of shares and obligations of the shareholders

a) Form

The shares are not represented by a certificate.

Bearer shares are recorded in the books of the financial intermediary (bank or broker) in the name of the shareholder with Euroclear.

Shares are registered when the nominal value is fully paid.

Fully paid shares may be in registered or bearer form at the Shareholder's choice up until the shareholder reaches a threshold of 3% of the total number of shares. Once the individual threshold of 3% of the company’s total number of shares is reached, the shares must be registered. The obligation to register shares applies to all the shares already held as well as to any shares which may be acquired subsequently in excess of this threshold.

b) Exceeding the statutory thresholds

In accordance with the statutory provisions, any individual or legal entity and/or shareholder that comes to own a number of shares in the company equal to or above 2% of the total number of shares must, within a period of five trading days from the date on which this share ownership threshold is exceeded, inform the company of the total number of shares owned, by letter or fax. A further notification must be sent in the same manner each time a new threshold of 1% is exceeded.

If the threshold of 3% of the total number of shares is exceeded, the shareholder must, within a period of five trading days from the date on which this share ownership threshold is reached, request the registration of the shares. The copy of the request for registration, sent by letter or fax to the company within fifteen days from the date on which this share ownership threshold is exceeded, is deemed to be a notification that the threshold has been reached. A further request must be sent in the same manner each time a further threshold of 1% is exceeded, up to 50%.

For purposes of the calculation of the thresholds, indirectly held shares which are considered to be owned pursuant to Articles L. 233-7 et seq. of the French Commercial Code must be taken into account.

In each notification referred to above, the shareholder must certify that all securities held indirectly as well as the shares considered to be owned are included. The notification must also indicate the date(s) of acquisition.

These obligations of share notification and registration apply to the holders who own shares through ADSs.

If a shareholder fails to comply with the provisions relating to notification that the thresholds have been exceeded, the voting rights for the shares exceeding the thresholds are, at the request of one or more shareholders holding at least 3% of the share capital, suspended under the conditions provided for by law.

Any shareholder whose shareholding falls below either of the thresholds provided for above must also inform the company thereof, within the same period of five trading days and in the same manner.

c) Exceeding the legal thresholds

Beyond the notification obligations, provided for in our Articles of Association, French law requires that any individual or legal entity, acting alone or in concert, which comes to hold a total number of shares (including through ADSs), above 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the capital or of the voting rights of a company, notify the company and the AMF within five trading days from the date on which these thresholds are exceeded.

This notification must also be made, within the same period, when the holding in capital or voting rights falls below these thresholds.

In the event of failure to appropriately notify that these thresholds have been exceeded, the voting rights of the shares in excess of the threshold that should have been notified are suspended for any shareholders’ meeting that might be held up to the expiration of a period of two years from the date the notification is eventually filed.

2007 ANNUAL REPORT ON FORM 20-F - 125

Back to Contents

d) Shareholders’ agreements

Any clause of a shareholders’ agreement which includes preferential conditions to transfer or to acquire shares listed on a regulated market and relating to at least 0.5% of the company’s capital or voting rights, must be disclosed to the company and to the AMF within five trading days from the date of the signature of such agreement.

e) Holding of a stake equal to one third and tender offer

When an individual or legal entity, acting alone or in concert, comes to hold more than one third of the capital or voting rights of the company, it must immediately inform the AMF and launch a tender offer for all of the equity securities and securities giving access to the capital or voting rights, of the company.

f) Information on the number of voting rights

To allow shareholders to determine whether they have exceeded an ownership threshold, we publish the total number of voting rights monthly on our Internet site.

g) Cross-shareholdings

In accordance with French legislation relating to cross-shareholdings, a limited liability company may not own shares in another company if the latter holds more than 10% of the share capital of the former. In the event of a cross-shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its stake. Until sold, the voting rights of these shares are suspended.

In the case where the cross-shareholding is held by a subsidiary, the shares are simply deprived of voting rights.

h) Identity of the holders

In accordance with the laws and regulations in effect, and subject to the penalties provided therein, the company may request from all organizations or authorized intermediaries any information concerning shareholders or holders of securities giving access, immediately or in the future, to voting rights, their identity, the number of securities held and any restrictions eventually applicable to the securities.

Rights and obligations relating to the shares

Shareholders are liable only up to the nominal amount of each share held. Any call for payment in excess of such amount is prohibited.

Each share gives right to a portion of the company’s profits, in the proportion prescribed by the Articles of Association.

Dividends and other income from shares issued by the company are paid under the conditions authorized or provided for under the regulations in effect and in such a manner as the General Meeting of Shareholders, or, alternatively, the Board of directors may decide.

Rights and obligations remain attached to a share regardless of who holds the share. Ownership of a share entails automatic acceptance of the company’s Articles of Association and resolutions of the General Meeting of Shareholders.

Shares are indivisible vis-à-vis the company: joint owners of shares must be represented by a single person. Shares subject to usufruct must be identified as such in the share registration.

Changes in the capital

a) Capital increases

In accordance with applicable law, our capital may be increased by cash or in-kind contributions, pursuant to a resolution of the Extraordinary General Meeting approved by two-thirds of the shareholders present or represented. This power may also be delegated to the Board of directors. In the event of a delegation to the Board of directors, the Chief Executive Officer may be granted specific powers to make the capital increase.

The capital may also be increased:

•

by the capitalization of reserves, profits or issuance premium pursuant to a decision of the General Meeting of Shareholders taken with the approval of a simple majority of the shareholders present or represented;

•

in case of payment of a dividend in shares decided by an Ordinary General Meeting of Shareholders; or

•

upon tender of securities or rights giving access to the company’s capital (bonds convertible into shares, bonds repayable in shares, warrants to purchase shares or other securities).

b) Capital decreases

The share capital may be decreased pursuant to a decision of two-thirds of the shareholders present or represented at an Extraordinary General Meeting of Shareholders, either by decreasing the nominal value of the shares or by reducing the number of shares outstanding.

126 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Management of the company

Our company is managed by a Board of directors consisting of at least six and not more than fourteen members.

If there is any vacancy following the death or resignation of one or more Directors, the Board of directors must temporarily appoint for each vacancy one replacement Director, such appointment being subject to approval at the next General Meeting of Shareholders. The appointment of a replacement Director in the event of a vacancy by reason of death or resignation requires the simple majority of the Directors present or represented.

Each Director must hold at least 500 company shares.

Term of Directors’ mandate – Age Limit

Directors are elected for a four-year term. Directors may be re-elected subject to the following provisions.

A Director appointed to replace another Director may hold office only for the remainder of his predecessor’s term of office.

The maximum age for holding a Directorship shall be 70. This age limit does not apply if less than one third, rounded up to the nearest whole number, of serving Directors have reached the age of 70.

No Director over 70 may be appointed if, as a result, more than one third of the serving Directors rounded up as defined above, are over 70.

If for any reason whatsoever the number of serving Directors over 70 should exceed one third as defined above, the oldest Director(s) shall automatically be deemed to have retired at the ordinary General Meeting of Shareholders called to approve the accounts of the fiscal year in which the proportion of Directors over 70 years was exceeded, unless the proportion was re-established in the meantime.

Directors representing legal entities are taken into account when calculating the number of Directors to which the age limit does not apply.

Legal entities that are represented on the  Board must replace any 70 year old representative at the latest at the ordinary General Meeting of Shareholders called to approve the accounts of the fiscal year in which such representative reached the age of 70.

The age limitations apply to any Chairman of the Board of directors, provided that such Chairman is not at the same time the Chief Executive Officer of the Company, in which case the age limitation of 68 shall apply.

Powers and responsibilities of the Board of directors

1° The Board of directors is vested with all the powers granted to it by the current legislation.

The Board determines the business strategies of the Company and ensures their implementation.

Subject to the authority expressly reserved for the Shareholder Meetings, and within the limits of the corporate purpose, the Board of directors adresses any question that affects the Company’s operations and governs the affairs of the Company through its deliberations.

2° The Board of directors decides whether the management of the Company will be performed by the Chairman of the Board of directors or by a Chief Executive Officer.

Chairman, Vice-Chairmen, Chief Executive Officer, Executive Vice-Presidents and Secretary

1° The Chief Executive Officer is responsible for the general management of the company, unless the Board of directors decides, upon the affirmative vote of at least two-thirds of the Directors in office until November 30, 2009, and of a simple majority thereafter, to entrust the general management to the Chairman of the Board of directors.

2° The Board of directors appoints from among its members, upon the affirmative vote of at least two-thirds of the Directors in office until November 30, 2009, and thereafter upon the affirmative vote of the majority of the Directors present or represented, a Chairman for a term not exceeding the term of his or her position as a Director. The Board of directors may remove the Chairman at any time, upon the affirmative vote of at least two-thirds of the Directors in office until November 30, 2009, and thereafter upon the affirmative vote of the majority of the Directors present or represented.

The Chairman of the Board of directors performs the missions assigned to her by law and notably she shall ensure the proper functioning of the company’s governing bodies. She shall chair meetings of the Board of directors, organize the work of the Board and ensure that the Directors are able to fulfill their mission.

2007 ANNUAL REPORT ON FORM 20-F - 127

Back to Contents

The Board of directors may appoint, if it so wishes, one or more Vice-Chairmen, and set their term of office, which may not exceed their term as Director. The Vice-Chairman, or the most senior Vice-Chairman, performs the duties of the Chairman when the Chairman is unable to do so.

3° If it does not assign the general management of the company to the Chairman, the Board of directors appoints, whether among its members or not, upon the affirmative vote of at least two-thirds of the Directors in office until November 30, 2009 and thereafter upon the affirmative vote of the majority of the Directors present or represented, a Chief Executive Officer for a term determined by it, not to exceed the term of his or her position as a Director, if applicable. The Board of directors may remove the Chief Executive Officer at any time, upon the affirmative vote of at least two-thirds of the Directors in office until November 30, 2009, and thereafter upon the affirmative vote of the majority of the Directors present or represented.

4° The Chief Executive Officer is vested with the fullest power to act in all circumstances in the name of the company, within the limits of the corporate purpose, the limitations set by the Board of directors on November 30, 2006 (as previously described in Section 7.2, “Board of Directors” of this document) and subject to the powers that the law expressly bestows on Shareholders’ Meetings and the Board of directors.

The Chief Executive Officer represents the company in its relations with third parties. She represents the company before the courts.

When the Chairman of the Board of directors assumes management of the company, the provisions of this Article and the law governing the Chief Executive Officer apply to her.

5° On the proposal of the Chief Executive Officer, the Board of directors may authorize one or more persons to assist her, as Executive Vice-Presidents.

The maximum number of Executive Vice-Presidents that may be appointed has been set at five.

The scope and term of the powers delegated to Executive Vice-Presidents is determined by the Board of directors in agreement with the Chief Executive Officer.

Executive Vice-Presidents have the same authority as the Chief Executive Officer.

In the event the office of Chief Executive Officer becomes vacant, the functions and powers of the Executive Vice-Presidents continue until the appointment of a new Chief Executive Officer, unless otherwise decided by the Board of directors.

6° The Board of directors, on the recommendation of the Chairman or Chief Executive Officer, the Chairman or the Chief Executive Officer themselves and the Executive Vice-Presidents may, within the limits set by law, delegate such powers as they deem fit, either for the management or conduct of the company’s business or for one or more specific purposes, to all authorized agents, whether members of the Board or not or part of the company or not, individually or as committees. Such powers may be permanent or temporary and may or may not be delegated to deputies.

7° The Board shall appoint a secretary and may also appoint a deputy secretary on the same terms.

Age limit for corporate executives

The Chief Executive Officer and Executive Vice-Presidents may hold office for the period set by the Board of directors, but this period may not exceed their term of office as Directors, if applicable, nor in any event may such period extend beyond the date of the Ordinary General Meeting of Shareholders called to approve the financial statements for the fiscal year in which they shall have reached 68 years of age. The same age limit applies to the Chairman when he is also the Chief Executive Officer.

When the Chairman does not also occupy the position of Chief Executive Officer, she may hold the office of Chairman for the period set by the Board of directors, but this period shall not exceed her term as Director, as well as the age limit set for the Directors.

Board observers

Upon the proposal of the Chairman, the Board of directors must in turn propose to the Ordinary General Meeting of Shareholders the appointment of two observers satisfying the conditions described below. The observers are invited and participate in Board meetings, but have no vote. They are appointed for two years and may be renewed.

They must, at the time of their appointment, be both employees of Alcatel-Lucent or a company of the Group, and members of a mutual investment fund as described below. Any mutual investment fund which satisfies the conditions defined below may propose to the Board candidates with a view to their being appointed as observers.

For purposes of the preceding requirements:

1/

a company of the Alcatel-Lucent group is a company in which Alcatel-Lucent holds directly or indirectly at least one half of the voting rights and/or any company in which a company of the Alcatel-Lucent group holds directly or indirectly at least one half of the voting rights;

2/

the mutual investment funds referred to above are those created pursuant to a corporate savings plan in which the company or a Group company participates, and where the portfolio includes at least 75% of company shares.

128 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

On the Chairman’s recommendation, the Board of directors may propose to the Ordinary General Meeting of Shareholders the appointment of one or several additional observers who do not fulfill the conditions above, whether they are shareholders or not, but the total number of observers may not exceed six.

The observers receive an annual remuneration, set at the Ordinary General Meeting of Shareholders and allocated by the Board of directors.

Shareholders’ Meetings

1° The General or Extraordinary Shareholders’ Meetings are convened and held under the conditions provided by law.

The decisions of the Shareholders’ Meetings are binding on all shareholders, including those not present or who dissent.

2° Meetings take place at the registered office or any other place specified in the notice of Meeting.

3° All shareholders may attend the meeting in person or be represented by proxy, or by vote by correspondence, on proof of identity and registration of the securities on the third working day preceding the meeting at midnight, Paris time, either in the company’s accounts of registered securities, or in the bearer share accounts held by a duly authorized intermediary.

Subject to the conditions defined by regulations and in accordance with the procedures defined beforehand by the Board of directors, shareholders may participate and vote in all General or Extraordinary Shareholders’ Meetings by video-conference or any telecommunications method that allows for their identification.

4° Subject to the conditions set by the regulations in effect, shareholders may send their proxy or form for voting by mail for any General or Extraordinary Shareholders’ Meetings either in paper form or, upon the decision of the Board reflected in the notices of Meetings, by electronic transmission.

In order to be considered, all mail voting forms or proxies must be received at the company’s registered office or at the location stated in the notice of Meeting at least three days before the date of the General Meeting. This time limit may be shortened by a decision of the Board of directors. Instructions given electronically that include a proxy or power of attorney may be accepted by the company under the conditions and within the deadlines set by the regulations in effect.

5° The Meeting may be re-broadcast by video-conference and/or electronic transmission. If applicable, this is mentioned in the notice of Meeting.

6° All shareholders having expressed their vote electronically, sent a power of attorney or asked for their admission card or a confirmation of participation, may nevertheless transfer all or part of the shares for which they have voted electronically, sent a power of attorney or asked for an admission card or a confirmation. However, if the transfer is made before the third working day preceding the Meeting at midnight, Paris time, the company, upon notification of the intermediary authorized to hold the account, will invalidate or modify as a result, as the case may be, the electronic vote, the power of attorney, the admission card or confirmation. No transfer or any transaction made after the third working day preceding the Meeting at midnight, Paris time, whatever the means used, shall be notified by the authorized intermediary or taken into account by the company, notwithstanding any agreement to the contrary.

7° The Shareholders’ Meeting is chaired either by the Chairman or one of the Vice-Chairmen of the Board of directors, or by a Director appointed by the Board or by the Chairman.

The shareholders appoint the officers of the Meeting, that is, the chairman, two scrutineers and a secretary.

The scrutineers must be the two members of the Meeting representing the largest number of votes or, should they refuse, those who come after in descending order until the duties are accepted.

8° Copies or extracts of the minutes may be authenticated by the Chairman of the Board, the secretary of the Shareholders’ Meeting, or the Director appointed to chair the Meeting.

The Ordinary General Meeting of shareholders may deliberate on a first call only if the shareholders present or represented hold at least one-fifth of the shares with voting rights. No quorum is required for a meeting held upon a second call.

The Extraordinary General Meeting may deliberate on a first call only if the shareholders present or represented hold at least one-quarter of the shares with voting rights, and one-fifth of the shares with voting rights in the event of a second call.

Voting rights

At General Meeting of Shareholders held on June 1, 2007, the Shareholders vote to eliminate the statutory limitation on voting rights at General Meetings; as a result and subject to what is described below, each member at every Meeting has the right to as many votes as the number of shares that he owns or represents.

However, fully paid registered shares, registered in the name of the same holder for at least three years, have double voting rights.

In accordance with Article L. 225-99, paragraph 2 of the French Commercial Code, the elimination of double voting rights must be decided by the Extraordinary General Meeting, with the authorization of a special meeting of holders of these rights.

Double voting rights are cancelled automatically for any share that is converted into a bearer share or the ownership of which is transferred. However, the period mentioned above is interrupted, and the right acquired is preserved, in the event of a transfer from registered to unregistered form, as a result of intestate or testamentary succession, the division between spouses of a common estate, or donation inter vivos in favor of a spouse or heirs.

Voting rights in all ordinary, extraordinary or special General Meetings of Shareholders belong to the usufructuary.

2007 ANNUAL REPORT ON FORM 20-F - 129

Back to Contents

Appropriation of the result – Dividend

The difference between the proceeds and the expenses of the fiscal year, after provisions, constitutes the profits or losses for the fiscal year. An amount equal to 5% of the profits, minus previous losses, if any, is deducted in order to create the legal reserves, until such legal reserves are at least equal to 1/10th of the capital. Additional contributions to the legal reserves are required if the legal reserves fall below that fraction for any reason.

The distributable profits, that is, the profits for the fiscal year minus the previous losses and the deduction mentioned above, plus income carried over, is available to the General Meeting which, upon proposal of the Board, may decide to carry over some or all of the profits, to allocate them to general or special reserve funds or to distribute them to the shareholders as a dividend.

In addition, the General Meeting may decide the distribution of sums deducted from the optional reserves, either as a dividend or as a supplemental dividend, or as a special distribution. In this case, the decision must clearly indicate the reserves from which said sums are deducted. However, the dividends must be deducted first from the distributable profits of the fiscal year.

The General Meeting of Shareholders may grant each shareholder, for all or part of the dividend distributed or the interim dividend, the option to receive payment of the dividend or interim dividend in cash or in shares.

The General Meeting or the Board of directors, in the event of an interim dividend, must determine the date as of which the dividend is paid.

10.3

AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

Description of the ADSs

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement among Alcatel-Lucent, the Bank of New York, as depositary, and the holders from time to time of the ADSs.

The form of the deposit agreement for the ADS and the form of American depositary receipt (ADR) that represents an ADS have been filed as exhibits to our registration statement on Form F-6 that we filed with the Securities and Exchange Commission on November 16, 2006. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York, located at 101 Barclay Street, New York, New York 10286, and at the principal office of our custodian, Société Générale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

Dividends, other distributions and rights

The Bank of New York is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited shares.

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

Distributions of ordinary shares. If we distribute ordinary shares as a dividend or free distribution, The Bank of New York may, with our approval, and will, at our request, distribute to ADS holders new ADSs representing the shares. The Bank of New York will distribute only whole ADSs. It will sell the shares that would have required it to use fractional ADSs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the shares but does not distribute additional ADSs, the existing ADSs will also represent the new shares.

130 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

If holders of shares have the option of receiving a dividend in cash or in shares, we may also grant that option to ADS holders.

Other distributions. If The Bank of New York or the custodian receives a distribution of anything other than cash or shares, The Bank of New York will distribute the property or securities to the ADS holder, in proportion to such holder’s holdings. If The Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders.

Rights to subscribe for additional ordinary shares and other rights. If we offer our holders of shares any rights to subscribe for additional shares or any other rights, The Bank of New York will, if requested by us:

•

make the rights available to all or certain holders of ADSs, by means of warrants or otherwise, if lawful and practically feasible; or

•

if it is not lawful or practically feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

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

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. The Bank of New York will send to ADS holders English-language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York will also send to ADS holders directions as to how to give it voting instructions, as well as a statement as to how the underlying ordinary shares will be voted if it receives blank or improperly completed voting instructions.

ADSs will represent ordinary shares in bearer form unless the ADS holder notifies The Bank of New York that it would like the shares to be held in registered form.

Changes affecting deposited securities. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, business combination or consolidation or sale of assets involving us, then any securities that The Bank of New York receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities, unless The Bank of New York delivers new ADSs as described in the following sentence. The Bank of New York may, with our approval, and will, at our request, distribute new ADSs or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs describing the new deposited securities.

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

•

sell rights as described under the heading “Dividends, other distributions and rights — Rights to subscribe for additional shares and other rights” above; and

•

deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

One year after termination, The Bank of New York may sell the deposited securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of ADS holders that have not surrendered their ADSs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

2007 ANNUAL REPORT ON FORM 20-F - 131

Back to Contents

Ownership of shares by non-French persons

Under French law and our articles of association and bylaws, no limitation exists on the right of non-French residents or non-French shareholders to own or vote our securities.

Any non-French resident (both E.U. and non-E.U.) must file an administrative notice ("déclaration administrative") with the French authorities in connection with any transaction which, in the aggregate, would result in the direct or indirect holding by such non-French resident of at least 33.33% of the capital or the voting rights of a French company.

The payment of all dividends to foreign shareholders must be effected through an accredited intermediary. All registered banks and credit establishments in France are accredited intermediaries.

You should refer to “Rights and obligations relating to the shares” above for a description of the filings required based on shareholdings.

Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary handle all payments or transfer of funds made by a French resident to a non-resident.

Taxation

The following is a general summary of the material U.S. federal income tax and French tax consequences to you if you acquire, hold and dispose of our ordinary shares or ADSs. It does not address all aspects of U.S. and French tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 (the “Treaty”) entered into force on December 30, 1995, and the 2004 Protocol amending the Treaty which became effective on December 21, 2006, all of which are subject to change, possibly with retroactive effect, or different interpretations.

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

(d)

a trust, if a court within the United States is able to exercise a primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or certain electing trusts that were in existence on August 20, 1996 and were treated as domestic trusts on August 19, 1996;

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

132 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Taxation of dividends

Withholding Tax and Tax Credit. For dividends paid on and after January 1, 2006, French resident individuals will be subject to taxation at the progressive rate on only 60% of the dividends received by them from both French and foreign companies, in addition to the annual allowance equal to €1,525 for single individuals, widows, widowers, divorced persons or married persons or members of a union agreement subject to separate taxation, and €3,050 for married persons or members of a union agreement subject to joint taxation. This exemption will apply to any dividend distributed by a company that is subject to corporation tax or an equivalent tax and that is located in an EU member state or a country that has signed a tax treaty with France.

In addition, French resident individuals will receive a tax credit equal to 50% of the dividends (which we refer to as the Tax Credit), capped at €115 for single individuals, widows, widowers, divorced persons or married persons and members of a union agreement subject to separate taxation, and €230 for married persons and members of a union agreement subject to joint taxation.

For dividends paid on and after January 1, 2008, French resident individuals can elect for dividends to be subject to an 18% withholding tax. The Tax Credit is not available for dividends subject to the withholding tax regime.

French companies normally must deduct a 25% French withholding tax from dividends paid to nonresidents of France. Under the Treaty, this withholding tax is reduced to 15% if your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

If your ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France, we will withhold tax from your dividend at the reduced rate of 15%, provided that you (i) complete the French Treasury Form entitled “Certificate of Residence” (Form 5000), which establishes that you are a resident of the U.S. under the Treaty, (ii) have it certified either by the Internal Revenue Service or the financial institution that is in charge of the administration of the ordinary shares or ADSs, and (iii) send it to us before the date of payment of the dividend.

If you have not completed and sent the “Certificate of Residence” before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities, provided that you (i) duly complete the French Form 5000 and Form 5001; (ii) have the forms certified either by the Internal Revenue Service or the financial institution that is in charge of the administration of the ordinary shares or ADSs, and (iii) send the forms to us before December 31 of the second calendar year following the year during which the dividend is paid.

You can obtain the Certificate of Residence, the Form 5001 and their respective instructions from the Depositary, the Internal Revenue Service or the French Centre des Impôts des non-résidents, the address of which is 10 rue du Centre, TSA, 93160 Noisy-Le-Grand, France. Copies of Form 5000 and Form 5001 may also be downloaded from the French tax authorities website (www.impots.gouv.fr).

Any French withholding tax refund is generally expected to be paid within 12 months after you file the relevant French Treasury Form. However, it will not be paid before January 15, following the end of the calendar year in which the related dividend is paid.

If you are a U.S. individual holder, you may be entitled to a refund of the Tax Credit (less a 15% withholding tax), provided that you are subject to U.S. federal income tax on the Tax Credit and the related dividend. French tax authorities have not issued any guidance with regards to the procedure for claiming the Tax Credit. You should consult your own tax advisor in this case.

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

2007 ANNUAL REPORT ON FORM 20-F - 133

Back to Contents

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

French estate and gift taxes

Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” and the 2004 Protocol amending this 1978 Convention which became effective on December 21, 2006, if you transfer your ordinary shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•

you are domiciled in France at the time of making the gift, or at the time of your death, or

•

you used the ordinary shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADSs for that use.

The French gift or inheritance tax may be credited against the U.S. gift or inheritance tax. This tax credit is limited, however, to the amount of the U.S. gift or inheritance tax due on the shares.

French wealth tax

The French wealth tax generally does not apply to you if you are a “resident” of the United States for purposes of the Treaty.

134 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

U.S. information reporting and backup withholding

In general, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain other exempt categories), information reporting requirements will apply to distributions paid to you and proceeds from the sale, exchange, redemption or disposal of your ordinary shares or ADSs. U.S. holders that are corporations generally are excluded from these information reporting and backup witholding tax rules.

Additionally, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain  you may be subject to backup withholding at a current rate of 28% (increased to 31% for taxable years 2011 and thereafter) with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

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

2007 ANNUAL REPORT ON FORM 20-F - 135

Back to Contents

10.4 DOCUMENTS ON DISPLAY

We file reports with the Securities and Exchange Commission that contain financial information about us and our results or operations. You may read or copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. All of our Securities and Exchange Commission filings made after February 4, 2002 are available to the public at the SEC web site at www.sec.gov. Our web site at www.alcatel-lucent.com includes information about our business and also includes some of our Securities and Exchange Commission filings prior to February 4, 2002. The contents of our website are not incorporated by reference into this document.

In addition, the corporate documents relating to the company which are required by law to be made available to the shareholders may be consulted at the company’s registered head office at 54 rue La Boétie – 75008 Paris.

Any shareholder can consult/download on the Internet site of Alcatel-Lucent under the heading “Regulated information”, the 2007 reference document filed with the AMF, which includes:

•

the annual financial report (which is the “Operating and financial review and prospects” included in Chapter 6 of this document);

•

the Statutory Auditors’ reports on the parent company and consolidated accounts;

•

the special report of the Statutory Auditors concerning regulated agreements and commitments;

•

the report from the Chairman of the Board of Directors on the conditions of preparation and organization of the work of the Board of Directors and on internal control procedures required under French law;

•

the Statutory Auditors’ report on internal control procedures required under French law; and

•

information relating to the Statutory Auditors’ fees (which is set forth also in Section 11.4 of this document).

The regulated information concerning the company, as defined by Article 222-7 of the AMF regulations, can be viewed on our web site at the following address: www.alcatel-lucent.com.

136 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.1

CONTROLS AND PROCEDURES

Disclosure controls and procedures

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

Management’s annual report on internal control over financial reporting

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007, and concluded that our internal control over financial reporting is effective. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2007, our internal control over financial reporting is effective.

Deloitte & Associés and Ernst & Young et Autres, the independent registered public accounting firms that audited the consolidated financial statements in this annual report, have issued a report on Alcatel-Lucent’s internal control over financial reporting, as stated in their report set forth in Section 11.2 of this annual report.

2007 ANNUAL REPORT ON FORM 20-F - 137

Back to Contents

11.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of directors and Shareholders of Alcatel-Lucent

We have audited the internal control over financial reporting of Alcatel-Lucent and subsidiaries (“the Group”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of  the Group and our report dated March 31, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Associés	/s/ ERNST & YOUNG et Autres
Represented by Jean-Yves Jégourel

Neuilly-sur-Seine, France

March 31, 2008

138 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

11.3

APPOINTMENT OF STATUTORY AUDITORS

Our Statutory Auditors and Alternate Auditors who report on our parent company and consolidated accounts are:

	Appointment*	Most recent renewal	Expiration of mandate
Statutory Auditors
Deloitte & Associés, represented by Mr. Antoine de Riedmatten 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine Cedex	06/18/1998	09/07/2006	12/31/2011
Ernst & Young et Autres, represented by par Mr. Jean-Yves Jégourel 41, rue Ybry 92576 Neuilly-sur-Seine	06/23/1994	09/07/2006	12/31/2011
Alternate Auditors
BEAS 7-9 villa Roussay 92524 Neuilly-sur-Seine Cedex	09/07/2006		12/31/2011
Auditex Faubourg de l’Arche, 11 allée de l’Arche 92400 Courbevoie	09/07/2006		12/31/2011
* Date of the Annual Shareholders’ Meeting.

11.4

STATUTORY AUDITORS’ FEES

Fees of our Statutory Auditors and their international networks in 2006 and in 2007:

(in thousands of euros, except percentages)	Deloitte & Associés (Deloitte Touche Tohmatsu network)				Ernst & Young (Ernst & Young network)				Note
	2007		2006		2007		2006
		%		%		%		%
1- Audit
Audit fees (statutory audit, audit of consolidated financial statements and certification)	10,929	86%	10,517	90%	8,995	70%	7,608	88%	1
Issuer	4,075	32%	5,947	51%	3,655	28%	4,505	52%
Consolidated entities	6,854	54%	4,570	39%	5,340	42%	3,103	36%
Audit related fees	1,496	12%	1,002	9%	1,397	11%	753	9%	2
Issuer	241	2%	866	8%	193	2%	597	7%
Consolidated entities	1,255	10%	136	1%	1,204	9%	156	2%
Sub-total	12,425	98%	11,519	99%	10,392	81%	8,361	97%
2- Other services (not audit related)									3
Legal and tax services	102	1%	172	1%	2,494	19%	301	3%	4
Other services	121	1%	-	0%	44	0%	-	0%	5
Sub-total	223	2%	172	1%	2,538	19%	301	3%
Total	12,648	100%	11,691	100%	12,930	100%	8,662	100%

The table above provides the fees of Alcatel-Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2007 and 2006.

2007 ANNUAL REPORT ON FORM 20-F - 139

Back to Contents

Note 1 – Audit fees (statutory audit, audit of consolidated financial statements and certification)

The services included are those imposed by applicable law or regulations. More specifically, the services envisaged by the CNCC guide on professional standards in its chapters 2, 5 and 6 are included.

Audit fees consist of fees billed for the annual audit of the Group’s consolidated financial statements and the statutory accounts of aIl consolidated entities (both French and foreign). They also include the review of documents filed with the SEC and which encompasses procedures on internal controls in accordance with section 404 of the Sarbanes-Oxley Act. Audit fees charged in 2006 include procedures concerning the business combination between Alcatel and Lucent.

In accordance with U.S. regulatory requirements around external auditors’ independence, the Audit and Finance Committee has put in place since 2003 a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors. Our independent auditors may only be engaged to provide such services after having received confirmation that these services are included in the list of pre-approved services by the Audit and Finance Committee. Non-prohibited services which are however not included in the pre-approved services must be specifically approved by the Audit & Finance Committee.

Note 2 – Audit-related Fees

Audit related fees consist of fees billed by the independent auditors or by their networks for services that are reasonably related to the performance of the audit of the company’s (or its affiliates’) financial statements. Such services enter within articles 10, 23 and 24, respectively, of the code of ethics. Such procedures or services are generally non-recurrent and may only reasonably be provided by the independent auditors.

Note 3 – Other services (non-audit related)

Non-audit related services are services provided by the independent auditors. Those services are carried out in accordance with article 24 of the code of ethics. Non-audit services include tax services and other services mostly to be categorized as consultancy.

Note 4 – Legal and tax services

Legal and tax services include tax compliance, tax advice and tax planning. They can include general expatriate services. Such services are generally non-recurrent.

Note 5 – Other services

Other services are all services provided by our independent auditors and which do not fall under one of the above specific categories. Such services are mostly specific and non-recurrent.

11.5

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of directors has determined that Daniel Lebègue is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the Securities and Exchange Commission and The New York Stock Exchange.

140 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

11.6

CODE OF ETHICS

On February 4, 2004, our Board of directors adopted a code of ethics for Senior Financial Officers that applies to our Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer and corporate controller. A copy of our code of ethics for Senior Financial Officers has been posted on our Internet website, www.alcatel-lucent.com. This code of ethics is in addition to our Statement of Business Principles which also applies to our senior financial officers (see Section 7.6, "Statement of business principles”).

11.7

FINANCIAL STATEMENTS

The following consolidated financial statements of Alcatel-Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2007 and 2006 and the report of Deloitte & Associés for the year ended December 31, 2005 are filed as part of this annual report.

Page

2007-2006 Report of Independent Registered Public Accounting Firms

150

2005 Report of Independent Registered Public Accounting Firm

151

Consolidated Income Statements for the years ended December 31, 2007, 2006 and 2005

152

Consolidated Balance Sheets at December 31, 2007, 2006 and 2005

153

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

155

Consolidated statements of recognized income and expense for the years ended December 31, 2007, 2006 and 2005

156

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005

157

Notes to Consolidated Financial Statements

158

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

11.8

EXHIBITS

1.1 Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation) (incorporated by reference to our Post-effective Amendment No. 2 on Form S-8 to our Registration Statement on Form F-4, filed November 30, 2006).

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

12.1 Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

2007 ANNUAL REPORT ON FORM 20-F - 141

Back to Contents

15.1 Subordinated Guaranty dated March 27, 2007 executed by Lucent in favor of the holders of Alcatel’s 4.375% Bonds due2009 and the Agent therefore (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006 filed April 6, 2007).

15.2 Subordinated Guaranty dated March 27, 2007 executed by Lucent in favor of the holders of Alcatel’s 4.750% Convertible and/or Exchangeable Bonds due 2011 and the Agent therefore (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006 filed April 6, 2007).

15.3 Subordinated Guaranty dated March 27, 2007 executed by Lucent Technologies Inc. in favor of the holders of Alcatel’s 6.375% Notes due 2014 and the Agent therefore (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006 filed April 6, 2007).

11.9

CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

FORM 20-F	2007 ANNUAL REPORT ON 20-F

Item 1 : Identity of Directors, Senior Management and Advisers	N/A
Item 2 : Offer Statistics and Expected Timetable	N/A
Item 3 : Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	Chapter 3 Risk factors
Item 4 : Information On The Company
A. History and development of the Company	Chapter 4 Information about the Group
B. Business overview	Chapter 5 Description of the Group’s activities
C. Organizational structure	Section 4.3 Structure of the principal companies consolidated in the Group as of December 31, 2007
D. Property, plants and equipment	Section 4.4 Real estate and equipment

142 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Item 4A : Unresolved Staff Comments	N/A
Item 5 : Operating and Financial Review and Prospects
A. Operating results (significant factors materially affecting the company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.5.
B. Liquidity and capital resources	Section 6.6 Liquidity and capital resources
C. Research and Development, patents and licenses, etc.	Section 6.11 Research and Development – Expenditures; headings “Research and Development costs” of Section 6.2 and Section 6.4
D. Trend information	Section 6.1 Overview of 2007 and Section 6.8 Outlook for 2008
E. Off-Balance sheet arrangements	Section 6.7 Contractual obligations and off-balance sheet contingent commitments
F. Tabular disclosure of contractual obligations	First subsection Contractual obligations of Section 6.7 Contractual obligations and off-balance sheet contingent commitments
G. Safe harbor
Item 6 : Directors, Senior Management and Employees
A. Directors and senior management	Section 7.1 Management, 7.2 Board of Directors and 7.3 Committees of the Board
B. Compensation	Section 7.4 Compensation and Section 7.5 Stock options and securities held by Directors and senior executives
C. Board practices	Section 7.1 Management
1. Date of expiration of the current term of office and the period during which the person has served it that office;	Subsection Commitments made to the CEO in the event of termination of service of Section 7.4 Compensation
2. Directors’ service contracts with the company or any of its subsidiaries;	Section 7.4 Compensation
3. Company’s audit committee and remuneration committee.	Section 7.3 Committees of the Board
D. Employees	Subsection Headcount of Section 5.13 Human resources
E. Share ownership (with respect to the persons listed in Item 6.B.2)

2007 ANNUAL REPORT ON FORM 20-F - 143

Back to Contents

1.

Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their voting rights; options granted to these persons on the company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any, expiration date of the options);

Section 7.5 Stock options and securities held by Directors and senior executives
2. Any arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.	Subsection Employee share ownership and stock option plans of Section 5.13 Human resources
Item 7 : Major Shareholders and Related Party Transactions Employees
A. Major shareholders	Section 9.4 Breakdown of capital and voting rights and Section 9.5 Changes in shareholding over the last five years
B. Related Party Transactions	Section 7.7 Regulated agreements and commitments, and related party transactions
C. Interests of experts and counsel	N/A
Item 8 : Financial Information
A. Consolidated statements and other financial information	Chapter 12 Consolidated financial statements at December 31, 2007, Section 6.10 Legal matters and Section 9.7 Evolution of the dividend over the last five years
B. Significant changes since the date of the annual financial statements	N/A
Item 9 : The Offer and Listing
A. Offer and listing details	Section 9.1 Listing and Section 9.2 Trading over the last five years
B. Plan of distribution	N/A
C. Markets	Section 9.1 Listing
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A
Item 10 : Additional Information

144 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

A. Share capital	Chapter 8 Information concerning our capital
B. Memorandum and Articles of Association

Section 10.1 Legal information, Section 10.2 Specific provisions of the Articles of Association and of Law, Subsection Ownership of shares by non-French persons of Section 10.3 American Depositary Shares, taxation and certain other matters and Section 9.6 Shareholders’ General Meeting

C. Material contracts	Section 4.5 Material contracts
D. Exchange controls	Subsection Exchange controls of Section 10.3 American Depositary Shares, taxation and certain other matters
E. Taxation	Subsection Taxation of Section 10.3 American Depositary Shares, taxation and certain other matters
F. Dividends and paying agents	N/A
G. Statement by experts	N/A
H. Documents on display	Section 10.4 Documents on display
I. Subsidiary information	No information in this regard.
Item 11 : Quantitative and Qualitative Disclosures About Market Risk	Section 6.9 Qualitative and quantitative disclosures about market risk
Item 12 : Description of Securities Other than Equity Securities	N/A
Item 13 : Defaults, Dividends Arrearages and Delinquencies	N/A
Item 14 : Market Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15 : Controls and Procedures	Section 11 Controls and procedures, Statutory Auditors’ fees and other matters
(a) Disclosure controls and procedures	Subsection Disclosure controls and procedures of Section 11.1 Controls and procedures
(b) Management’s annual report on internal control over financial reporting	Subsection Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Section 11.2 Report of independent registered public accounting firms

2007 ANNUAL REPORT ON FORM 20-F - 145

Back to Contents

Item 16 : Reserved	Reserved
Item 16A : Audit Committee Financial Expert	Section 11.5 Audit Committee financial expert
Item 16B : Code of Ethics	Section 11.6 Code of ethics
Item 16C : Principal Accounting Fees and Services	Section 11.3 Appointment of Statutory Auditors and Section 11.4 Statutory Auditors’ fees
Item 16D : Exemptions from the Listing Standards for Audit Committee	N/A
Item 16E : Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 8.5 Purchases of Alcatel-Lucent shares by the company
Item 17 : Financial Statements	See Item 11.7 Financial statements
Item 18 : Financial Statements	Section 11.7 Financial statements
Item 19 : Exhibits	Section 11.8 Exhibits

146 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT

By:	/s/ Hubert de Pesquidoux
Name:	Hubert de Pesquidoux
Title:	Chief Financial Officer

April 8, 2008

2007 ANNUAL REPORT ON FORM 20-F - 147

Back to Contents

12

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2007

2007-2006 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

150

2005 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

151

CONSOLIDATED INCOME STATEMENTS

152

CONSOLIDATED BALANCE SHEETS

153

CONSOLIDATED STATEMENTS OF CASH FLOWS

155

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

156

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

158

Note 1

Summary of accounting policies

158

Note 2

Principal uncertainties regarding the use of estimates

167

Note 3

Changes in consolidated companies

171

Note 4

Change in accounting policy and presentation

176

Note 5

Information by business segment and by geographical segment

176

Note 6

Revenues

179

Note 7

Impairment losses on assets recognized in the income statement

180

Note 8

Financial income (loss)

181

Note 9

Income tax and related reduction of goodwill

181

Note 10

Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

183

Note 11

Earnings per Share

184

Note 12

Goodwill

186

Note 13

Intangible assets

188

Note 14

Property, plant and equipment

190

Note 15

Finance leases and operating leases

191

Note 16

Share in net assets of equity affiliates and joint ventures

192

Note 17

Financial assets

194

148 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Note 18

Operating working capital

196

Note 19

Inventories and work in progress

197

Note 20

Trade receivables and related accounts

197

Note 21

Other assets and liabilities

198

Note 22

Allocation of 2007 net income (loss)

198

Note 23

Shareholders' equity

198

Note 24

Compound financial instruments

209

Note 25

Pensions, retirement indemnities and other post-retirement benefits

211

Note 26

Financial debt

220

Note 27

Provisions

225

Note 28

Market-related exposures

226

Note 29

Customers’ deposits and advances

232

Note 30

Net cash provided (used) by operating activities before changes in working capital, interest and taxes

232

Note 31

Contractual obligations and disclosures related to off balance sheet commitments

233

Note 32

Related party transactions

237

Note 33

Employee benefit expenses and staff training rights

238

Note 34

Contingencies

238

Note 35

Events after the balance sheet date

242

Note 36

Main consolidated companies

242

Note 37

Quaterly information (unaudited)

244

2007 ANNUAL REPORT ON FORM 20-F - 149

Back to Contents

2007-2006 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Alcatel-Lucent:

We have audited the accompanying consolidated balance sheets of Alcatel-Lucent and subsidiaries (the “Group”) as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007 (all expressed in millions of euros). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alcatel-Lucent and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 4 to the consolidated financial statements, the Group has changed its accounting method of actuarial gains and losses resulting from defined benefit post employment pension plans to adopt the option offered by the amendment to International Accounting Standard No. 19 “Employee Benefits – Actuarial gains and losses, group plans and disclosures” with retrospective effect as of January 1, 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcatel-Lucent’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2008 expressed an unqualified opinion thereon.

/s/ Deloitte & Associés	/s/ ERNST & YOUNG et Autres
Jean-Yves Jégourel

Neuilly-sur-Seine, France

March 31, 2008

150 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

2005 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Alcatel:

We have audited the accompanying consolidated balance sheet of Alcatel and subsidiaries (the “Group”) as of December 31, 2005, and the related consolidated statements of income, recognized income and expense, changes in shareholders’ equity, and cash flows for the year then ended (all expressed in millions of euros). These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alcatel and subsidiaries at December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

/s/Deloitte & Associés

Neuilly-sur-Seine, France

March 31, 2008

2007 ANNUAL REPORT ON FORM 20-F - 151

Back to Contents

CONSOLIDATED INCOME STATEMENTS

(In millions except per share information)
	Notes	2007 (1)	2007	2006 (2)	2005 (2)
Revenues	(5) & (6)	$25,982	€17,792	€12,282	€11,219
Cost of sales (2)	(4) & (23e)	(17,645)	(12,083)	(8,214)	(7,086)
Gross profit		8,337	5,709	4,068	4,133
Administrative and selling expenses (3)	(4) & (23e)	(5,056)	(3,462)	(1,911)	(1,816)
Research and development expenses before capitalization of development expenses		(4,537)	(3,107)	(1,579)	(1,409)
Impact of capitalization of development expenses		223	153	109	108
Research and development costs (3)	(23e)	(4,314)	(2,954)	(1,470)	(1,301)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	(5)	(1,033)	(707)	687	1,016
Restructuring costs	(27)	(1,250)	(856)	(707)	(79)
Impairment of assets	(7)	(4,299)	(2,944)	(141)	-
Gain/(loss) on disposal of consolidated entities		-	-	15	129
Post-retirement benefit plan amendment		377	258	-	-
Income (loss) from operating activities		(6,205)	(4,249)	(146)	1,066
Interest relative to gross financial debt		(589)	(403)	(241)	(215)
Interest relative to cash and cash equivalents		336	230	143	122
Finance costs	(8)	(253)	(173)	(98)	(93)
Other financial income (loss)	(8)	790	541	(34)	42
Share in net income (losses) of equity affiliates	(16)	161	110	22	(14)
Income (loss) before tax, related reduction of goodwill and discontinued operations		(5,507)	(3,771)	(256)	1,001
Reduction of goodwill related to deferred tax assets initially unrecognized	(9)	(374)	(256)	(5)	-
Income tax (expense) benefit	(9)	(88)	(60)	42	(146)
Income (loss) from continuing operations		(5,969)	(4,087)	(219)	855
Income (loss) from discontinued operations	(10)	891	610	158	108
Net income (loss)		(5,078)	(3,477)	(61)	963
Attributable to:
- Equity holders of the parent		(5,138)	(3,518)	(106)	922
- Minority interests		60	41	45	41
Net income (loss) attributable to the equity holders of the parent per share (in euros/U.S. dollars)
- Basic earnings per share	(11)	$(2.28)	€(1.56)	€(0.07)	€0.67
- Diluted earnings per share	(11)	$(2.28)	€(1.56)	€(0.07)	€0.67
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros/U.S. dollars)
- Basic earnings per share		$(2.67)	€(1.83)	€(0.18)	€0.59
- Diluted earnings per share		$(2.67)	€(1.83)	€(0.18)	€0.59
Net income (loss) of discontinued operations per share (in euros/U.S. dollars)
- Basic earnings per share		$0.39	€0.27	€0.11	€0.08
- Diluted earnings per share		$0.39	€0.27	€0.11	€0.08

(1)

Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.4603 on December 31, 2007.

(2)

Consolidated income statements for 2005 and 2006 are re-presented to reflect the impacts of the discontinued operations (see note 10) and the change in accounting policies presented in note 4. Lucent's results were consolidated from December 1, 2006 onwards.

(3)

Classification of share-based payments between cost of sales, administrative and selling expenses and research & development costs is provided in note 23e.

152 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

CONSOLIDATED BALANCE SHEETS

(In millions)
ASSETS	Notes	December 31, 2007 (1)	December 31, 2007	December 31, 2006 (2)	December 31, 2005 (3)
Goodwill	(12)	$10,701	€7,328	€10,891	€3,772
Intangible assets, net	(13)	6,177	4,230	5,441	819
Goodwill and intangible assets, net		16,878	11,558	16,332	4,591
Property, plant and equipment, net	(14)	2,085	1,428	1,821	1,111
Share in net assets of equity affiliates	(16)	1,974	1,352	682	606
Other non-current financial assets, net	(17)	1,028	704	803	306
Deferred tax assets	(9)	1,799	1,232	1,692	1,768
Prepaid pension costs	(25)	5,070	3,472	3,435	525
Marketable securities, net	(26)	-	-	697	-
Other non-current assets	(21)	568	389	203	468
Total non-current assets		29,402	20,135	25,665	9,375
Inventories and work in progress, net	(18) & (19)	3,264	2,235	2,259	1,438
Amounts due from customers on construction contracts	(18)	1,028	704	615	917
Trade receivables and related accounts, net	(18) & (20)	6,079	4,163	3,877	3,420
Advances and progress payments	(18)	161	110	87	124
Other current assets	(21)	1,631	1,117	1,006	827
Assets held for sale	(10)	51	35	2,127	50
Current income taxes		88	60	260	45
Marketable securities, net	(17) & (26)	1,306	894	1,245	640
Cash and cash equivalents	(26)	6,392	4,377	4,749	4,510
Total current assets		20,000	13,695	16,225	11,971
Total assets		49,402	33,830	41,890	21,346

2007 ANNUAL REPORT ON FORM 20-F - 153

Back to Contents

(In millions of euros)
LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	December 31, 2007 (1)	December 31, 2007	December 31, 2006 (3)	December 31, 2005 (2)
Capital stock (€2 nominal value: 2,317,441,420 ordinary shares issued at December 31, 2007, 2,309,679,141 ordinary shares issued at December 31, 2006 and 1,428,541,640 ordinary shares issued at December 31, 2005)	(23)	$6,768	€4,635	€4,619	€2,857
Additional paid-in capital		24,158	16,543	16,443	8,308
Less treasury stock at cost		(2,288)	(1,567)	(1,572)	(1,575)
Retained earnings, fair value and other reserves		(5,514)	(3,776)	(3,359)	(4,556)
Cumulative translation adjustments		(1,584)	(1,085)	(115)	174
Net income (loss) - attributable to the equity holders of the parent	(11) & (22)	(5,138)	(3,518)	(106)	922
Shareholders' equity - attributable to the equity holders of the parent	(23)	16,402	11,232	15,910	6,130
Minority interests	(23)	752	515	495	475
Total shareholders’ equity	(23) & (24)	17,154	11,747	16,405	6,605
Pensions, retirement indemnities and other post-retirement benefits	(25)	6,428	4,402	5,367	1,745
Bonds and notes issued, long-term	(24) & (26)	6,596	4,517	4,901	2,393
Other long-term debt	(26)	70	48	147	359
Deferred tax liabilities	(9)	2,770	1,897	2,583	242
Other non-current liabilities	(21)	535	366	276	268
Total non-current liabilities		16,399	11,230	13,274	5,007
Provisions	(27)	3,747	2,566	2,366	1,621
Current portion of long-term debt	(26)	705	483	1,161	1,046
Customers' deposits and advances	(18) & (29)	1,237	847	778	1,144
Amounts due to customers on construction contracts	(18)	595	407	273	138
Trade payables and related accounts	(18)	6,592	4,514	4,027	3,755
Liabilities related to disposal groups held for sale	(10)	-	-	1,606	-
Current income tax liabilities		102	70	66	99
Other current liabilities	(21)	2,871	1,966	1,934	1,931
Total current liabilities		15,849	10,853	12,211	9,734
Total liabilities and shareholders’ equity		49,402	33,830	41,890	21,346

(1)

Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.4603 on December 31, 2007.

(2)

The consolidated balance sheet as of December 31, 2006 is re-presented to reflect the impacts of the change in accounting policies presented in note 4 and the changes in the purchase price allocation related to the business combination with Lucent described in note 3.

(3)

The consolidated balance sheet as of December 31, 2005 is re-presented to reflect the impact of the change in accounting policy described in note 4.

154 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)
	Notes	2007 (1)	2007	2006			2005
Cash flows from operating activities
Net income (loss) - attributable to the equity holders of the parent		$(5,138)	€(3,518)		€(106)		€922
Minority interests		60	41		45		41
Adjustments	(30)	5,681	3,890		990		(81)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(30)	603	413		929		882
Net change in current assets and liabilities (excluding financing):
- Inventories and work in progress	(18)	(454)	(311)		(116)		(41)
- Trade receivables and related accounts	(18)	(1,000)	(685)		(137)		(519)
- Advances and progress payments	(18)	(42)	(29)		(5)		(35)
- Trade payables and related accounts	(18)	916	627		229		219
- Customers’ deposits and advances	(18)	239	164		(100)		84
- Other current assets and liabilities		32	22		(280)		58
Cash provided (used) by operating activities before interest and taxes		294	201		520		648
- Interest received		295	202		109		113
- Interest paid		(517)	(354)		(207)		(136)
- Taxes (paid)/received		(107)	(73)		(71)		(15)
Net cash provided (used) by operating activities		(35)	(24)		351		610
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		136	93		252		136
Capital expenditures	(13) & (14)	(1,230)	(842)		(684)		(593)
Of which impact of capitalization of development costs	(13)	(605)	(414)		(386)		(341)
Decrease (increase) in loans and other non-current financial assets		(45)	(31)		-		110
Cash expenditures for acquisition of consolidated and non-consolidated companies		(35)	(24)		(424)		(107)
Cash and cash equivalents from consolidated companies acquired		-	-		1,397		22
Cash proceeds from sale of previously consolidated and non-consolidated companies		428	293		76		285
Cash proceeds from sale of (Increase in) marketable securities		1,533	1,050		144		(30)
Net cash provided (used) by investing activities		787	539		761		(177)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt		(367)	(251)		11		160
Issuance of long-term debt	(26)	-	-		-		-
Repayment/repurchase of long-term debt	(26)	(743)	(509)		(516)		(805)
Proceeds from issuance of shares		22	15		19		13
Proceeds from disposal/(acquisition) of treasury stock		7	5		6		5
Dividends paid		(534)	(366)		(219)		(26)
Net cash provided (used) by financing activities		(1,615)	(1,106)		(699)		(653)
Cash provided (used) by operating activities of discontinued operations	(10)	(112)	(77)		172		220
Cash provided (used) by investing activities of discontinued operations	(10)	952	652		(24)		10
Cash provided (used) by financing activities of discontinued operations	(10)	(514)	(352)		(159)		(235)
Net effect of exchange rate changes		(183)	(125)		(42)		124
Net increase (decrease) in cash and cash equivalents		(720)	(493)		360		(101)
Cash and cash equivalents at beginning of period / year		6,935	4,749		4,510		4,611
Cash and cash equivalents at end of period / year		6,392	4,377	(2)	4,749	(2)	4,510 (2)
Cash and cash equivalents at beginning of period / year classified as assets held for sale		177	121		-		-
Cash and cash equivalents at end of period / year classified as assets held for sale		-	-		121		-

(1)

Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.4603 on December 31, 2007.

(2)

Includes €415 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2007 (€622 million as of December 31, 2006 and €337 million as of December 31, 2005). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

2007 ANNUAL REPORT ON FORM 20-F - 155

Back to Contents

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(In millions)
	Notes	2007 (1)	2007	2006	2005
Financial assets available for sale:	(17)	$29	€20	€36	€(69)
Valuation gains/(losses) taken to equity		69	47	36	(13)
Transferred to profit or loss on sale		(40)	(27)	-	(56)
Cumulative translation adjustments		(1,450)	(993)	(323)	429
Cash flow hedging	(28)	(6)	(4)	(4)	2
Amount taken to equity		(10)	(7)	4	2
Recycling in income (loss)		4	3	(8)	-
Actuarial gains (losses) and adjustments arising from asset ceiling limitation	(25)	9	6	656	(27)
Tax on items recognized directly in equity	(9)	99	68	(216)	(52)
Other adjustments		(20)	(14)	8	18
Net gains (losses) recognized in equity		(1,339)	(917)	157	301
Of which transferred to profit and loss		(35)	(24)	(8)	(56)
Net income (loss) for the period		(5,078)	(3,477)	(61)	963
Total recognized profits (losses) for the period		(6,417)	(4,394)	96	1,264
Attributable to:
- Equity holders of the parent		(6,472)	(4,432)	86	1,153
- Minority interests		55	38	10	111
(1) Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.4603 on December 31, 2007.

156 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								(In millions of euros and number of shares)
	Number of shares	Capital stock	Addi-tional paid-in capital	Retained Earnings	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the equity holders of the parent	Minority interests	TOTAL
Balance at December 31, 2004 after appropriation	1,365,973,827	2,852	8,226	(4,430)	43	(1,607)	(183)	-	4,901	373	5,274
Total recognized profit (loss) for 2005 (1)				18	(144)		357	922	1,153	111	1,264
Capital increases	2,305,660	5	13						18		18
Share-based payments			69						69		69
Treasury stock	1,341,444			(37)		32			(5)		(5)
Other adjustments				(6)					(6)	(9)	(15)
Balance at December 31, 2005 before appropriation	1,369,620,931	2,857	8,308	(4,455)	(101)	(1,575)	174	922	6,130	475	6,605
Appropriation of net income (loss)				922				(922)	-		-
Balance at December 31, 2005 after appropriation	1,369,620,931	2,857	8,308	(3,533)	(101)	(1,575)	174	-	6,130	475	6,605
Total recognized profit (loss) for 2006 (1)				8	473		(289)	(106)	86	10	96
Acquisition of Lucent Technologies (2)	878,139,615	1,756	7,166						8,922		8,922
Other capital increases	2,997,886	6	14						20		20
Equity component of Lucent’s convertible debentures (2)			761						761		761
Lucent’s warrants (2)			35						35		35
Lucent’s outstanding stock options (2)			96						96		96
Share-based payments			63						63		63
Treasury stock	180,718			(7)		3			(4)		(4)
Dividends				(219)					(219)		(219)
Other adjustments				20					20	10	30
Balance at December 31, 2006 before appropriation	2,250,939,150	4,619	16,443	(3,731)	372	(1,572)	(115)	(106)	15,910	495	16,405
Appropriation of net income (loss)				(106)				106	-		-
Balance at December 31, 2006 after appropriation	2,250,939,150	4,619	16,443	(3,837)	372	(1,572)	(115)	-	15,910	495	16,405
Total recognized profit (loss) for 2007 (1)				(14)	70		(970)	(3,518)	(4,432)	38	(4,394)
Other capital increases	7,762,279	16	28						44	-	44
Early redemption of 8% convertible debenture			(30)						(30)	-	(30)
Share-based payments			102						102	-	102
Treasury stock	349,304			(4)		5			1	-	1
Dividends				(361)					(361)	(18)	(379)
Other adjustments				(2)					(2)	-	(2)
Balance at December 31, 2007 before appropriation	2,259,050,733	4,635	16,543	(4,218)	442	(1,567)	(1,085)	(3,518)	11,232	515	11,747
Proposed appropriation (3)				(3,518)				3,518			-
Balance at December 31, 2007 after appropriation	2,259,050,733	4,635	16,543	(7,736)	442	(1,567)	(1,085)	-	11,232	515	11,747

(1)

See consolidated statements of recognized income and expense.

(2)

For more details on the acquisition of Lucent, please refer to note 3.

(3)

The appropriation is proposed by the Board of Directors and need to be approved by the Shareholders Meeting before being final.

2007 ANNUAL REPORT ON FORM 20-F - 157

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, except if dissolved earlier or if its existence is extended by shareholder vote. Alcatel-Lucent’s headquarters are situated at 54, rue la Boétie, 75008 Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

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

On March 25, 2008, Alcatel-Lucent's Board of Directors authorized for issuance these consolidated financial statements at December 31, 2007. The consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting to be held on May 30, 2008.

Note 1
Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards) as adopted by the European Union (available at the following internet address: www.ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission) as of the date when our Board of Directors authorized the consolidated financial statements for issuance. IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, International Accounting Standards (“IASs”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee ("SIC").

At December 31, 2007, the accounting standards and interpretations that have been adopted by the European Union were the same as International Financial Reporting Standards (including IASs and Interpretations) published by the IASB, with the exception of  IAS 39, which was only partially adopted, but which has no impact on Alcatel-Lucent's financial statements. As a result, the Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as published by the IASB.

a/ Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, with the exception of certain categories of assets and liabilities, in accordance with IFRSs. The categories concerned are detailed in the following notes.

b/ Consolidation methods

Companies over which the Group has control are fully consolidated.

Companies over which the Group has joint control are accounted for using proportionate consolidation.

Companies over which the Group has significant influence (investments in “associates" or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group's interest in the voting rights is greater than or equal to 20%.

All significant intra-group transactions are eliminated.

c/ Business combinations

Regulations governing first-time adoption: Business combinations that were completed before January 1, 2004, the transition date to IFRSs, were not restated, as permitted by the optional exemption included in IFRS 1. Goodwill was therefore not recognized for business combinations occurring prior to January 1, 2004, which were previously accounted for in accordance with article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group's accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against shareholders' equity.

158 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Business combinations after January 1, 2004: These business combinations are accounted for in accordance with the purchase method required by IFRS 3. Once control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including both the Group interest and minority interests. Any excess between the purchase price and the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).

If the initial accounting for a business combination cannot be completed before the end of the annual period in which the business combination is effected, the initial accounting must be completed within twelve months of the acquisition date.

The accounting treatment of deferred taxes related to business combinations is described in note 1n below.

The accounting treatment of stock options of companies acquired in the context of a business combination is described in note 1w below.

d/ Translation of financial statements denominated in foreign currencies

The balance sheets of consolidated entities having a functional currency different from the presentation currency of the Group (i.e. euro) are translated into euros at the closing exchange rate (spot exchange rate at the balance sheet date), and the income statements and cash flow statements of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in shareholders' equity under the caption "Cumulative translation adjustments".

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore expressed in the entity’s functional currency and translated into euros using the closing exchange rate.

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

e/ Translation of foreign currency transactions

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the income statement in "other financial income (loss)".

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders' equity under the caption "Cumulative translation adjustments" until the disposal of the investment. Refer to note 1d above for information on the recognition of translation adjustments at the IFRS transition date.

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

The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for as follows:

For derivatives treated as cash flow hedges, changes in their fair value are accounted for in shareholders’ equity and then transferred from equity to the income statement (cost of sales) when the hedged revenue is accounted for. The ineffective portion is recorded in "other financial income (loss)".

For derivatives treated as fair value hedges, changes in their fair value are recorded in the income statement where they offset the changes in fair value of the hedged asset, liability or firm commitment.

In addition to derivatives used to hedge firm commitments documented as fair value hedges, from April 1, 2005 onwards, Alcatel-Lucent has designated and documented highly probable future streams of revenue and has entered into hedge transactions with respect to such revenue. The corresponding derivatives are accounted for in accordance with the requirements governing cash flow hedge accounting.

Certain foreign exchange derivatives are not considered eligible for hedge accounting treatment, as the derivatives are not designated as hedges for cost/benefit reasons.

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

2007 ANNUAL REPORT ON FORM 20-F - 159

Back to Contents

f/ Research and development expenses and other capitalized development costs

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

development costs, which are capitalized as an intangible asset when the following criteria are met:

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

These development costs are amortized over the estimated useful life of the projects or the products they are incorporated within.

The amortization of capitalized development costs begins as soon as the related product is released.

Specifically for software, useful life is determined as follows:

•

in case of internal use : over its probable service lifetime,

•

in case of external use : according to prospects for sale, rental or other forms of distribution.

Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses.

The amortization of capitalized software costs during a reporting period is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the softwares or the product they are incorporated within.

The amortization of internal use software capitalized development costs is accounted for by function depending on the beneficiary function.

customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), are included in work in progress on construction contracts.

With regard to business combinations, a portion of the purchase price is allocated to in-process research and development projects that may be significant. As part of the process of analyzing these business combinations, Alcatel-Lucent may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel-Lucent to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.

The fair value of in-process research and development acquired in business combinations is usually based on present value calculations of income, an analysis of the project's accomplishments and an evaluation of the overall contribution of the project, and the project's risks.

The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel-Lucent and its competitors. Future net cash flows from such projects are based on management's estimates of such projects’ cost of sales, operating expenses and income taxes.

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

Impairment tests are carried out using the methods described in the following paragraph.

g/ Goodwill, intangible assets and property, plant and equipment

In accordance with IAS 16 “Property, Plant and Equipment” and with IAS 38 “Intangible Assets”, only items whose cost can be reliably measured and for which future economic benefits are likely to flow to the Group are recognized as assets.

In accordance with IAS 36 “Impairment of Assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal. Intangible assets with indefinite useful lives (such as trade names) are tested for impairment annually.

160 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

In the event that the recoverable amount is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).

Goodwill

Since transition to IFRSs, goodwill is no longer amortized in accordance with IFRS 3 “Business Combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over a period, determined on a case-by-case basis, not exceeding 20 years.

Goodwill is tested for impairment at least annually. This is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s business divisions (considered as the grouping of cash generating units ("CGU") at which level the impairment test is performed) with the Group business division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure, Business Divisions are one level below the three Business Segments (Carrier, Enterprise and Services). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

An additional impairment test is also performed when events indicating a potential decrease of the recoverable value of a Business Division occur.

The discount rate used for the annual impairment test was the Group’s weighted average cost of capital of 10% for 2007and 9.5% for 2006 and 2005. The same rate of 10% was used for the additional impairment test performed in December 2007. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate has been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each Business Division. Goodwill impairment losses cannot be reversed.

Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.

When the reporting structure is reorganized in a way that changes the composition of one or more Business Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which underlying Business Divisions have been changed. Such a reallocation was made in December 2006 and December 2007 using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization is classified as cost of sales, research and development costs (acquired technology, IPR&D, etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (refer to note 1p). In Process R&D amortization begins once technical feasibility is reached. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any impairment losses.  Depreciation expense is generally calculated over the following useful lives:

. buildings and building improvements	5-50 years
. infrastructure and fixtures	5-20 years
. plant and equipment	1-10 years

Depreciation expense is determined using the straight-line method.

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

Depreciation and impairment losses are accounted for in the income statement under cost of sales, research and development costs or administrative and selling expenses, depending on the nature of the asset (see note 1p).

2007 ANNUAL REPORT ON FORM 20-F - 161

Back to Contents

h/ Non-consolidated investments and other non-current financial assets

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

Loans are measured at amortized cost and are subject to impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying amount and recoverable value is recognized in the income statement and can be reversed if recoverable value rises in the future.

The portfolio of non-consolidated securities and other financial assets is assessed at each quarter-end for objective evidence of impairment.

i/ Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

Net realizable value is the estimated sales revenue for a normal period of activity less expected selling costs.

j/ Treasury stock

Treasury shares owned by Alcatel-Lucent or its subsidiaries are valued at cost and are deducted from shareholders’ equity. Proceeds from the sale of such shares are recognized directly in shareholders’ equity.

k/ Pension and retirement obligations and other employee and post-employment benefit obligations

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

•

the “corridor” method is no longer used from January 1, 2007 (see below).

The service cost is recognized in “income from operating activities” and the interest cost and expected return on plan assets are recognized in “financial income (loss)”. In case of plan amendments, the impact is presented on a specific line item of the income statement if material (see note 1p).

Prepaid pension costs cannot exceed the net total present value of any available refund from the plan or reduction in future contributions to the plan. When Alcatel-Lucent expects to use excess pension plan assets to fund retiree healthcare for formerly represented retirees and has the ability to do so, such use is considered as a refund from the related plan. In particular, under Section 420 of the Internal Revenue Code in the United States of America as amended by the Pension Protection Act of 2006, Alcatel-Lucent can use excess pension plan assets applicable to formerly represented retirees to fund the retiree healthcare plan for such retirees until 2013.

As of January 1, 2007, the Group has elected the option provided for in the amendment of IAS 19 “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” (paragraphs 93A to 93D) that allows for the immediate recognition of actuarial gains and losses and any adjustments arising from asset ceiling limitations, net of deferred tax effects, outside of the income statement in the statement of recognized income and expense. The impact of this change in accounting policy is disclosed in note 4.

Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date were recorded in shareholders’ equity. Before the change in accounting policy disclosed in note 4, which was retrospectively applied from January 1, 2005, the corridor method had been applied starting January 1, 2004.

Certain other post-employment benefits such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for extended service particularly in France and Germany), are also recognized as provisions, which are determined by means of an actuarial calculation similar to the one used for retirement provisions.

The accounting treatment used for employee stock options is detailed in note 1w below.

162 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

l/ Provisions for restructuring and restructuring costs

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced and committed before the balance sheet date of the Group's financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted. Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories, work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs in the income statement.

The amounts reserved for anticipated payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in other financial income (loss).

m/ Financial debt – compound financial instruments

Certain financial instruments contain both a liability and an equity component, including bonds that can be converted into or exchanged for new or existing shares and notes mandatorily redeemable for new or existing shares. The different components of compound financial instruments are accounted for in shareholders’ equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

For instruments issued by historical Alcatel, the financial liability component was valued on the issuance date at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in shareholders’ equity is equal to the difference between the debt issue amount and the financial liability component.

The financial liability component of Lucent’s convertible bonds was computed at present value on the business combination closing date, using the method as described in the preceding paragraph, taking into account the contractual maturity dates. The difference between the fair value of the convertible bonds and the corresponding financial liability component was accounted for in shareholders’ equity.

In accordance with IAS 32 AG33 and AG34 requirements, the consideration paid in connection with an early redemption of a compound financial instrument is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in shareholders’ equity.

n/ Deferred taxation and penalties on tax claims

Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in shareholders’ equity or in net income (loss) for the year in which the tax rate change is enacted.

Deferred tax assets are recorded in the consolidated balance sheet when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

•

existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal,

•

forecasts of future tax results,

•

the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future,

•

historical data concerning recent years’ tax results, and

•

if required, tax planning strategy, such as the planned disposal of undervalued assets.

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

If the potential benefit of the acquiree’s income tax loss carry-forwards or other deferred tax assets does not satisfy the criteria in IFRS 3 for separate recognition when a business combination is initially accounted for, but is subsequently realized, the acquirer will recognize the resulting deferred tax income in profit or loss. In addition:

•

the carrying amount of goodwill is reduced to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the acquisition date; and

•

the reduction in the carrying amount of goodwill is recognized as an expense.

2007 ANNUAL REPORT ON FORM 20-F - 163

Back to Contents

If any deferred tax assets related to the business combination with Lucent are recognized in future financial statements of the combined company, the impact will be accounted for in the income statement (for the tax losses not yet recognized related to both historical Alcatel and Lucent entities), but the goodwill will be reduced accordingly (for the tax losses related to Lucent entities only).

Amounts of reduction of goodwill already accounted for in the purchase price allocation related to the acquisition of Lucent are disclosed in note 9.

Penalties recognized on tax claims are accounted for in the “income tax (expense) benefit” line item in the consolidated income statement.

o/ Revenues

Revenues include net sales and service revenues from the Group’s principal business activities, net of value added taxes (VAT) and income due from licensing fees and from income grants, net of VAT.

Most of the Group’s sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of the sale of goods and equipment with related services constituting multiple-element arrangements, construction contracts and contracts including software. Judgment is also needed in assessing the collectibility of corresponding receivables.

Revenues from the sale of goods and equipment are recognized when persuasive evidence of an arrangement with the customer exists, delivery has occurred, the significant risks and rewards of ownership of a product have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements in which the customer specifies formal acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of the undelivered elements is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting in accordance with the criteria described in the preceding paragraph.

Under IAS 11, construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and network build-outs with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in cost of sales. If uncertainty exists regarding customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Construction contract costs are recognized as incurred when the outcome of a construction contract cannot be estimated reliably.  In this situation, revenues are recognized only to the extent of the costs incurred that are probable of recovery. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Changes in provisions for penalties for delayed delivery or poor contract execution are reported in revenues and not in cost of sales.

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

In the absence of a specific guidance in IAS 18 "Revenue", software revenue recognition rules, as prescribed by the AICPA’s SOP 97-2, are applied for revenues generated from licensing, selling or otherwise marketing software solutions when the software is sold on a standalone basis. When the software is embedded with the Group’s hardware and the software is considered more than incidental, guidance given in AICPA'S SOP 97-2 is generally applied with limited exceptions, such as determining fair value using methods other than vendor-specific objective evidence (VSOE) of fair value, if deferring revenue related to the delivered elements due to the impossibility of determining VSOE of an undelivered element is not considered as IFRS compliant (e.g. IFRS does not require VSOE of fair value). If VSOE of fair value or fair value of an undelivered element cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until either such criteria are met or the last element is delivered, or revenue is deferred and recognized ratably over the service period if the last undelivered element is a service.

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

Product rebates or quantity discounts are deducted from revenues, even in the case of promotional activities giving rise to free products.

164 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

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

p/ Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment and income (loss) from operating activities

Alcatel-Lucent has considered it relevant to the understanding of the company’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

This subtotal, named “Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

Those elements can be divided in two categories:

•

Elements that are both very infrequent and material, such as a major impairment of an asset (for example, the impairments of assets accounted for in 2004, 2006 and 2007 following the Group's decision to shut down specific product lines or resulting from material changes in the recoverable value of these assets), a disposal of investments (such as the capital gain related to the Space business accounted for in 2005), the settlement of litigation having a material impact or a major amendment of a pension or other post-retirement plan.

•

Elements that are by nature unpredictable in their amount and /or in their frequency, if they are material. Alcatel-Lucent considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to another. For example, restructuring charges have shown dramatic changes from one period to another.

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

Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before reduction of goodwill related to realized unrecognized income tax loss carry forwards, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.

q/ Finance costs and other financial income (loss)

Finance costs include interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE and other convertible bonds, other long-term debt (including lease-financing liabilities), and all cash and similar items (cash, cash equivalents and marketable securities).

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

When the tax law requires interest to be paid (received) on an underpayment (overpayment) of income taxes, this interest is accounted for as “other financial income (loss)” line item in the consolidated income statement.

r/ Structure of consolidated balance sheet

Most of the Group's activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (including other inventories and work in progress and trade receivables and related accounts) and current liabilities (including other provisions, customers' deposits and advances, trade payables and related accounts) without distinction between the amounts due within one year and those due after one year.

s/ Financial instruments and derecognition of financial assets

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

2007 ANNUAL REPORT ON FORM 20-F - 165

Back to Contents

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

t/ Cash and cash equivalents

In accordance with IAS 7 “Cash Flow Statements”, cash and cash equivalents in the consolidated statements of cash flows includes cash (cash funds and term deposits) and cash equivalents (short-term investments that are very liquid and readily convertible to known amounts of cash and are only subject to negligible changes of value). Cash and cash equivalents in the statement of cash flows do not include investments in listed securities, investments with an initial maturity date exceeding three months and without an early exit clause, or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.).

Bank overdrafts are considered as financing and are also excluded from cash and cash equivalents.

Cash and cash equivalents in the balance sheet correspond to the cash and cash equivalents defined above.

u/ Marketable securities

Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments : Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as financial assets at fair value through profit or loss, changes in fair value are recorded in the income statement (in finance costs). For available-for-sale securities, changes in fair value are recorded in shareholders’ equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

v/ Customer financing

The Group undertakes two types of customer financing:

•

financing relating to the operating cycle and directly linked to actual contracts;

•

longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.

The first category of financing is accounted for in "Other current or non-current assets, net".

The second category of financing is also accounted for in "Other current or non-current assets, net". The second category was previously presented (that is, before December 31, 2006) in “Other non-current financial assets, net”. Changes in these two categories of assets are included in cash flows from operating activities in the consolidated statement of cash flows. Changes in the second category were previously presented (that is, before December 31, 2006) in cash flows from investing activities in the consolidated statement of cash flows and are now presented in the line item “decrease (increase) in vendor financing loans” in cash flows from operating activities.

Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments.

w/ Stock options

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

Stock option fair value is calculated at grant date (i.e. date of approval of the plan by the Board of Directors) using the Cox-Ross-Rubinstein binomial model. This model permits consideration of the option’s characteristics, such as exercise price and expiry date, market data at the time of issuance, the interest rate on risk-free securities, share price, expected volatility at grant date and expected dividends, and behavioral factors of the beneficiary, such as expected early exercise. It is considered that a beneficiary will exercise  his/her option once the potential gain becomes higher than 50% of the exercise price.

Only options issued after November 7, 2002 and not fully vested at January 1, 2005 and those issued after January 1, 2005 are accounted for according to IFRS 2.

The impact of applying IFRS 2 on net income (loss) is accounted for in “cost of sales”, “research and development costs” or “administrative and selling expenses” depending on the functions of the beneficiaries.

166 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Outstanding stock options at the acquisition date of a company acquired by Alcatel-Lucent in a business combination are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of stock options acquired at the time of acquisition is accounted for in the caption “additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity (included in additional paid-in capital). The sum of these two amounts (fair value of outstanding stock options less deferred compensation), equivalent to the fair value of vested options, is taken into account in the cost of the business combination.

Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the acquisition date are accounted for as described above.

x/ Assets held for sale and discontinued operations

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

y/ New accounting standards and interpretations that have been applied or published but are not yet effective

Alcatel-Lucent has applied for the first time in 2007 IFRS 7 – Financial Instruments – Disclosures and the amendment to IAS 1 – Presentation of Financial Statements on capital disclosures. These standards are dealing with disclosure requirements only and have no effect on the measurement, recognition or classification of transactions.

The following interpretations became mandatorily applicable in 2007 but have no material impact on the consolidated financial statements :

•

IFRIC 7 - Applying the Restatement Approach under IAS 29- Financial Reporting in Hyperinflationary Economies;

•

IFRIC 8 – Scope of IFRS 2 Share-based Payment;

•

IFRIC 9 – Reassessment of Embedded Derivatives;

•

IFRIC 10 – Interim Financial Reporting and Impairment.

As of December 31, 2007, Alcatel-Lucent had not applied earlier than the effective date any IFRS accounting standards and interpretations that the European Union has published and adopted but which were not yet effective, including IFRS 8 "Operating segments".

Note 2
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

a/ Valuation allowance for inventories and work in progress

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

Accumulated valuation allowances on inventories and work in progress were €514 million at December 31, 2007 (€378 million at December 31, 2006 and €423 million at December 31, 2005).

The impact of inventory and work in progress write-downs on income (loss) before tax, related reduction of goodwill and discontinued operations was a net charge of €186 million in 2007 (a net charge of €77 million in 2006 and a net charge of €18 million in 2005).

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the present value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of Alcatel-Lucent major customers’ creditworthiness could have an adverse impact on Alcatel-Lucent future results. Accumulated impairment losses on customer receivables were €187 million at December 31, 2007 (€192 million at December 31, 2006 and €228 million at December 31, 2005). The impact of impairment losses on customer receivables on income (loss) before tax, related reduction of goodwill and discontinued operations, was a net charge of €3 million in 2007 (a net charge of €18 million in 2006 and a net gain of €19 million in 2005).

2007 ANNUAL REPORT ON FORM 20-F - 167

Back to Contents

c/ Capitalized development costs, goodwill and other intangible assets

Capitalized development costs

The criteria for capitalizing development costs are set out in note 1f. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

Impairment losses for capitalized development costs of €41 million have been accounted for in 2007 mainly related to the UMTS (Universal Mobile Telecommunications Systems) business. Impairment losses of €104 million and write-offs amounting to €197 million were accounted for in capitalized development costs in 2006, and are mainly related to the discontinuance of product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent (refer to notes 3, 7 and 13).

Goodwill and other intangible assets

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination as described in note 3, using market-related information, estimates (primarily based on risk-adjusted discounted cash flows derived from Lucent’s management) and judgment (an independent appraiser determined the fair values of the net assets acquired from Lucent, and in particular those relating to the intangible assets acquired). If the expected results of the acquired business in the future do not support such fair values and the goodwill resulting from the business combination, impairment charges against such intangible assets and goodwill may be required in future financial statements. . The amount of goodwill and intangible assets related to the Lucent transaction that we reported for the year ended December 31, 2006 were preliminary and subject to change from December 1, 2006 to December 1, 2007. Adjustments recognized during this period are described in note 3.

As discussed in more detail in note 7, 12 and 13, impairment losses of €2,832 million (€2,657 million on goodwill and €175 million on other intangible assets) have been accounted for in 2007 mainly related to CDMA & EVDO, IMS and UMTS businesses (an impairment loss of €40 million and write-offs amounting to €233 million were accounted for against intangible assets in 2006 on the UMTS business).

As indicated in note 1g, in addition to the annual goodwill impairment tests, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the continuing decrease in the market value of Alcatel-Lucent's shares during Q4 2007 and its revised 2007 revenue outlook, Alcatel-Lucent performed an additional impairment test of goodwill for year-end reporting purposes.  Since that test indicated that the carrying amount of three of the business divisions may not be wholly recoverable, Alcatel-Lucent recognized an impairment loss on goodwill as described above.

Net goodwill is €7,328 million at December 31, 2007 (€10,891 million at December 31, 2006 and €3,772 million at December 31, 2005). Other intangible assets, net were €4,230 million at December 31, 2007 (€5,441 million at December 31, 2006 and €819 million at December 31, 2005).

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (market statistics, recent transactions, etc.).

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. Impairment losses of €94 million have been accounted for during 2007 mainly related to the UMTS business and the planned disposal of real estate (no significant impairment losses were recorded in 2006 and 2005).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

168 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Product sales reserves were €704 million at December 31, 2007, of which €147 million related to construction contracts (see note 18) and €557 million related to other contracts (see note 27) (€669 million at December 31, 2006, of which €70 million related to construction contracts and €599 million related to other contract contracts, €753 million at December 31, 2005, of which €173 million related to construction contracts and €580 million related to other contracts). For further information on the impact on 2007 income statement of the change in these provisions, see notes 18 and 27.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

At December 31, 2007, deferred tax assets were €1,232 million of which €675 million related to the United States and €404 million to France (€1,692 million at December 31, 2006 of which €746 million related to the United States and €372 million to France and €1,768 million at December 31, 2005, of which €850 million related to the United States and €369 million to France). Evaluation of the Group’s capacity to utilize tax loss carry forwards relies on significant judgment. The Group analyzes the positive and negative elements of certain economic factors that may affect our business in the foreseeable future and past events to conclude as to the probability of utilization in the future of these tax loss carry forwards, which also consider the factors indicated in note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent's balance sheet and net income (loss).

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities have been recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair valuation of assets and liabilities acquired (mainly intangible assets, such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2007 are €1,629 million.

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation resulting from the Lucent transaction and to determine the amount of deferred tax assets related to the carry-forward of Lucent’s unused tax losses that should be recognized in the financial statements of the combined company. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement. Goodwill will also be reduced (resulting in an expense) for that part of the deferred tax assets recognized relating to Lucent’s tax losses.

On the other hand, as a result of the business combination, a former Alcatel entity may consider that it becomes probable that it will recover its own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of the Lucent business. In such cases, Alcatel-Lucent would recognize a deferred tax asset but would not include it as part of the accounting for the business combination. It could therefore have a positive impact on Alcatel-Lucent future net results.

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Alcatel-Lucent results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retiree healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on our results or shareholders’ equity.

The weighted average expected rates of return on pension and post-retirement plan assets used to determine Alcatel-Lucent pension and post-retirement credits were 7.39%, 7.35% and 4.28% for 2007, 2006 and 2005, respectively, and were determined at the beginning of each corresponding period. Alcatel-Lucent plans to use an expected rate of return of 7.05% during 2008. The decrease between 2008 and 2007 is mainly due to the more conservative asset allocation at the end of 2007 (the Group reduced the exposure of its defined benefit pension plans to the equity markets in November 2007). Changes in the rates were generally due to adjustments in expected future returns based on studies performed by Alcatel-Lucent external investment advisors or to a change in the asset allocation.

The weighted average discount rates used to determine the pension and post-retirement credit were 5.54%, 3.95% and 4.46% for 2007, 2006 and 2005, respectively. For purpose of recognition of the net pension and post-retirement credit, the discount rates are determined at the beginning of each quarterly period (for significant plans). For purpose of determining the plan obligations, these rates are determined at the end of each period. Alcatel-Lucent plans to use a discount rate of 6.04% during fiscal 2008.The change in the discount rate in 2007 and 2008 was due to increasing long-term interest rates. The discount rates also are somewhat volatile because they are set based upon the prevailing rates as of the measurement date. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability, a higher discount rate reduces the plan obligations and the Alcatel-Lucent net pension and postretirement credit and profitability.

The expected rate of return on pension and post-retirement plan assets and the discount rate were determined in accordance with consistent methodologies, as described in note 25 to Alcatel-Lucent consolidated financial statements.

2007 ANNUAL REPORT ON FORM 20-F - 169

Back to Contents

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2007 net pension and post-retirement result by approximately €35 million and €53 million, respectively. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2007 net pension and post-retirement result by approximately €151 million.

The net effect of pension and post-retirement cost included in Alcatel-Lucent income (loss) before tax, related reduction of goodwill and discontinued operations, was a €628 million increase in pre-tax income during 2007, a €50 million reduction in pre-tax income during fiscal 2006 and a €99 million reduction in pre-tax income during fiscal 2005. Included in the €628 million increase is €258 million booked as a result of certain changes to management retiree healthcare benefit plans (refer to note 25d).

In the U.S., there have been several developments related to retiree health care benefits, including changes in benefits, cost sharing and legislation, such as Medicare Part D of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

The Group’s U.S. companies have taken various actions to reduce their share of retiree health care costs during recent periods, including the shifting of certain costs to their retirees. The retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired from Lucent’s predecessor prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 60% of the total U.S. retiree health care obligation as of December 31, 2007. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent's share of future benefit costs since 2001. Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a U.S.$ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a required subject of bargaining between Lucent and the unions.

The amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and past service cost, (ii) the present value of any available refunds from the plan, and (iii) any reduction in future contributions to the plan. As Lucent currently has the ability and intent to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a reimbursement from the pension plan. The funded status of the formerly represented retiree health care obligation of €1,775 million, the present value of Medicare Part D subsidies of approximately €299 million (as this amount is currently netted in the retiree health care obligation) and the present value of future service costs of €644 million have been considered in determining the asset ceiling limitation for Lucent's pension plans as of December 31, 2007.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. Based on preliminary estimates, as of the January 1, 2008 valuation date, there were approximately €2.3 billion of pension plan assets that would be eligible for "collectively bargained" transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, €2.7 billion would be available for “multi-year” transfers, which also require the plan to remain 120% funded during the transfer period). Lucent has assumed that the eligible plan assets will increase over time through the 2013 expiration date of the current legislation and as a result Lucent will be able to utilize pension plan assets for Section 420 “collectively bargained” or “multi-year” transfers to fund all its health care obligations for formerly represented retirees. Changes in plan asset values, funding levels or new legislation could result in significant changes in the asset ceiling that will impact our equity as well as the ultimate amount of plan assets eligible for Section 420 transfers.

h/ Revenue recognition

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

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract.  These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.  During the fourth quarter of 2007, it was determined that the final outcome related to a large W-CDMA construction contract could not be estimated with reliability due to reasons indicated above.  As a result, all the contract costs incurred have been expensed, but revenues have been recognized only to the extent that the contract costs incurred were recoverable.  Consequently, revenues of €72 million and cost of sales of €298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before tax, related reduction of goodwill and discontinued operations of changing from the percentage of completion method to this basis of accounting was €98 million. If and when reliable estimates become available, revenue and costs associated with the construction contract will then be recognized respectively by reference to the stage of completion of the contract activity at the balance sheet date. Future results of operations may therefore be impacted.

170 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position SOP 97-2 of the American Institute of Certified Accountants, or the AICPA), such as the existence of sufficient vendor-specific objective evidence ("VSOE") to determine the fair value of the various elements of the arrangement.

Some of the Group's products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, more prescriptive software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the product driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of some of the guidance of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the cost to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of some of SOP 97-2 guidance requires the use of significant professional judgment. Further, the Group believes that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental, particularly if VSOE or similar fair value cannot be obtained with respect to one or more of the undelivered elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on the net income (loss) could be significant.

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

i/ Purchase price allocation of a business combination

In a business combination, the acquirer shall allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the service of outside valuation specialists. Due to the underlying assumptions taken in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

As prescribed by IFRS 3, if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer shall account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in note 3.

Once the initial accounting of a business combination is complete, further adjustments shall be accounted for only to correct errors.

Note 3
Changes in consolidated companies

The main changes in consolidated companies for 2007 were as follows:

•

On December 2007, our 49.9% share in Draka Comteq B.V. (‘Draka Comteq’) was sold to Draka for €209 million in cash. Under this transaction, Draka acquired full ownership of Draka Comteq. Since the initial establishment of the joint venture, Draka Comteq has been controlled by Draka and its results have been consolidated in full in the Draka consolidated financial statements and under the equity method in the Alcatel-Lucent consolidated financial statements. The gain on disposal amounted to €74 million and was recorded in line item “Other financial income (loss)” (see note 8). The amount of capital gain takes into account the estimated impact of an indemnity clause related to a pending litigation and, as a result, capital gain may be revised in future periods.

•

On January 5, 2007, the Group completed the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services, as described below.

•

The ownership interests in two joint ventures in the space sector were sold to Thales in April 2007 for €670 million in cash, which will be subject to adjustment in 2009.

•

The adjustments recognized in the current period that relate to the business combination with Lucent detailed in the main changes in consolidated companies during 2006 are as follows:

2007 ANNUAL REPORT ON FORM 20-F - 171

Back to Contents

	(In millions of euros)
	As of December 31, 2007	As of December 31, 2006	Difference
Cost of the business combination (A)	9,895	9,891	4 (1)
Net assets acquired (B)	2,186	1,840	346 (2)
Goodwill (A) – (B)	7,709	8,051	(342)

(1)

Relates to changes in the estimated transaction cost.

(2)

Of which:

- change in the fair value of intangible assets : €94 million,

- change in the fair value of property, plant and equipment : €(205) million,

- increase of deferred tax assets recognized :€181 million in connection with the option elected in accounting for pension and other employee benefits (see note 1k),

- reduction of goodwill due to the recognition of deferred tax assets of €256 million (of which €181 million in connection with the post-retirement benefit plan amendment detailed in note 25),

-decrease of goodwill in connection with the change in deferred taxes related to other adjustments: €50 million,

- other adjustments : €(30) million.

The impact of these adjustments on the 2007 net profit (loss) was not material.

The initial purchase price allocation was completed as of November 30, 2007.

The main changes in consolidated companies for 2006 were as follows:

•

On January 27, 2006, historical Alcatel acquired a 27.5% stake in 2Wire, a pioneer in home broadband network solutions, for a purchase price of U.S.$ 122 million in cash. This company is consolidated under the equity method and its contribution to Alcatel-Lucent’s 2006 net income was not significant. Goodwill accounted for in share of net assets of equity affiliates as of December 31, 2006 was €37 million.

•

On April 2, 2006, historical Alcatel and Lucent announced that they had entered into a definitive business combination agreement. Completion of the business combination took place on November 30, 2006 and Lucent became a wholly-owned subsidiary. As a result, historical Alcatel, the parent company, changed its name to Alcatel-Lucent.

Under the terms of the agreement, Lucent shareholders received 0.1952 of an ADS (American Depositary Share) representing ordinary shares of Alcatel-Lucent for every common share of Lucent that they held, which resulted in the issuance of 878 million shares at a stock price of €10.16 (historical Alcatel’s closing share price on Euronext as of November 29, 2006).

Alcatel-Lucent remains headquartered in Paris although its North American operations are based in New Jersey, USA  Bell Labs remains headquartered in New Jersey.

Alcatel-Lucent formed a specific U.S. subsidiary, subject to reinforced confidentiality and security conditions, to hold certain contracts with U.S. government agencies. This company has a board of directors, comprised of three individuals who have no prior relationship with Alcatel-Lucent except as otherwise allowed by the US Department of Defense.

The initial cost of the business combination as accounted for as of December 31, 2006 is detailed in the following table:

Number of Lucent common shares outstanding as of November 30, 2006	4,498,666,060
Exchange ratio per share (1,952 Alcatel-Lucent ordinary shares exchanged for 10,000 Lucent common shares tendered)	0.1952
Total number of Alcatel-Lucent ordinary shares issued	878,139,615
Multiplied by historical Alcatel’s stock price (in euros) as of the effective date	10.16
Fair value of Alcatel-Lucent ordinary shares issued (in millions of euros)	8,922
Fair value of the issuable equity instruments relating to Lucent’s compound financial instruments	761
Fair value of outstanding Lucent warrants	35
Fair value of outstanding Lucent stock options and similar equity awards	133
Transaction costs (in millions of euros)	40
Cost of the business combination (in millions of euros)	9,891

The number of issuable equity instruments assumed in connection with this business combination is as follows:

-

Issuable ordinary shares related to Lucent’s compound financial instruments: 159,371,932;

-

Issuable ordinary shares related to outstanding Lucent stock options and similar equity awards: 60,767,243;

-

Issuable ordinary shares related to Lucent's outstanding warrants: 38,907,871.

172 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

The fair value of the outstanding stock options and similar instruments was determined as prescribed by IFRS 2 "Share-based Payment" and as described in note 1w above.

The fair value of the issuable equity instruments related to Lucent's compound financial instruments corresponds to the equity component amount of such instruments. The equity component has been computed as described in note 1m above.

Under the purchase method, Alcatel-Lucent allocated the purchase price to tangible assets, liabilities assumed, and intangible assets, based on their estimated fair values. The excess of the purchase price over historical Alcatel’s interest (as the acquirer) in the net fair value of Lucent’s (as the acquiree) identifiable assets and liabilities was recorded as goodwill.

The fair value assigned to intangible assets acquired is determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. Purchased intangible assets are amortized on a straight-line basis over their respective useful lives.

The cost of the business combination was allocated using the information currently available. As a result, Alcatel-Lucent adjusted the preliminary purchase price allocation during 2007 upon obtaining more information regarding, among other things, asset valuations, liabilities and contingent liabilities assumed, and revisions of preliminary estimates, in particular as they relate to the determination of the fair value of acquired intangible assets. The purchase price allocation was finalized as of November 30, 2007. Changes in the preliminary purchase price allocation that were booked in 2007 are presented at the beginning of this section.

The factors that contributed to a cost that results in the recognition of goodwill are primarily the asset ceiling impact of €1,732 million and the fact that no deferred tax asset has been recognized in respect of the income tax loss carry forwards of the acquired entity (refer to note 1n and note 9). On the other hand, a net deferred tax liability has been accounted for in the purchase price allocation of €2,405 million.

The preliminary allocation of the purchase price as accounted for as of December 31, 2006 was as follows:

(In millions of euros except useful lives expressed in number of years)
	Lucent’s carrying amount (1)	Fair value (2)	Useful lives
Cash and cash equivalents and marketable securities	2,814	2,814	-
Property, plant and equipment	920	1,180	1-40 years
Goodwill	389	-	-
Acquired technologies	267	2,737	5-10 years
In process research & development	-	440	5-7 years
Customer relationships – long term	-	938	5-8 years
Customer relationships – short term (backlog)	-	197	13 months
Trade names	-	501	Indefinite
Inventories	636	1,060	(3)
Trade and other receivables	760	760	-
Payables and advance billings	(1,082)	(1,071)	-
Pensions, retirement indemnities and other post-retirement benefits	114	(1,601)	-
Bonds and notes issued	(3,885)	(3,099)	-
Provisions	(950)	(951)	-
Deferred taxes	92	(2,405)	-
Deferred compensation (unvested outstanding stock options)	-	37	-
Other assets and liabilities	141	303	-
Net assets acquired	216	1,840

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

The business acquired from Lucent contributed €278 million to 2006 net loss including adjustments subsequent to purchase accounting entries (such adjustments primarily include an amortization of intangible and tangible assets for an amount of €60 million before tax, the partial liquidation of the inventory step-up for €167 million before tax, the restructuring costs described in the following paragraph for an amount of €234 million before tax and a positive tax impact of €179 million) for the period from December 1, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, assuming no other change to the business because the transaction occurred during the year, and based upon accounting principles previously applied in 2006, the 2006 Group's revenue would have been €18,254 million, the 2006 income (loss) from operating activities would have been a loss of €(988) million, the net loss would have been €(231) million, and the 2006 basic and diluted earnings per share would have been €(0.12) including adjustments subsequent to purchase accounting entries (such adjustments primarily include amortization of intangible and tangible assets for an amount of €606 million

2007 ANNUAL REPORT ON FORM 20-F - 173

Back to Contents

before tax, the liquidation of the inventory step-up for an amount of €451 million before tax, the restructuring costs described in the following paragraph for an amount of €246 million before tax and a positive tax impact of €508 million).

Pursuant to business combination with Lucent and to the acquisition of Nortel Networks Corporation's (“Nortel”) UMTS radio access business (see description of the transaction below), certain of Lucent’s product lines were abandoned. The corresponding asset write-off, as well as the estimated associated costs to which the Group was committed at period end, have been recorded in restructuring costs at €234 million (based upon current assumptions at the closing date of the balance sheet at December 31, 2006).

•

During the second quarter 2006, Alcatel acquired privately-held VoiceGenie for €30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self-service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers. The initial allocation of the cost of the business combination led to recognizing U.S.$ 12 million of depreciable intangible assets and U.S.$ 19 million of goodwill, with the net assets of this company amounting to U.S.$ 7 million at the acquisition date (of which U.S.$ 4 million of cash and cash equivalents). The contribution of this company to Alcatel-Lucent’s 2006 results was not significant.

•

On April 5, 2006, historical Alcatel announced that the Board of Directors of Thales had approved the acquisition in principle of Alcatel's ownership interest in two joint ventures in the space sector, its railway signaling business and its integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.

On December 4, 2006, Alcatel-Lucent and Thales signed a final agreement. This agreement follows the signature of a new Space Alliance agreement between Thales, Alcatel-Lucent and Finmeccanica, in which Finmeccanica agreed to the transfer to Thales of Alcatel-Lucent’s share in Alcatel Alenia Space and Telespazio.

The transaction primarily consisted of the contribution and disposal by Alcatel-Lucent to Thales of the following assets:

1. In the Space sector:

–

Alcatel-Lucent's 67% stake in the capital of Alcatel Alenia Space (this joint venture company, created in 2005, is the result of combining historical Alcatel's and Finmeccanica's Space assets, the latter holding a 33% stake).

Alcatel-Lucent's 33% share in the capital of Telespazio, a worldwide leader in satellite services, of which 67% is held by Finmeccanica.

–

With respect to this contribution of the space activities, a cash payment of €670 million was made to Alcatel-Lucent, subject to an adjustment to be made by an independent expert at the beginning of 2009, which may trigger an upward value adjustment.

2. In the domain of critical systems for security:

–

The Transport Systems activities, a worldwide leader in signaling solutions for rail transport and urban metros.

–

Critical Systems Integration activities not dedicated to operators or suppliers of telecommunications services and covering mainly the transport and energy sectors.

On January 5, 2007, with respect to this transfer, 25 million new Thales shares were issued to Alcatel-Lucent, and Alcatel-Lucent received a cash payment of €50 million. As a result of the issuance of the shares, Alcatel-Lucent increased its shareholdings to 20.95%, which continue to be accounted for as an investment in associates, and the French State remained the main shareholder with a 27.29% stake (held directly or indirectly).

The assets envisaged for the contribution and disposal were accounted for as assets held for sale in the consolidated financial statements at December 31, 2006, as the criteria for classification in “assets held for sale” as defined by IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” were met at the balance sheet date and as some of the remaining uncertainties as of September 30, 2006 had then been cleared (i.e. signature of a final agreement between historical Alcatel and Thales, receipt of Finmeccanica’s waiver concerning the transfer of Spatial business assets, receipt of French State approval, etc.)

The assets contributed or disposed of to Thales were considered as one single transaction and one disposal group of assets as defined by IFRS 5 based upon the following facts and circumstances:

–

the transaction was a global transaction that had to be carried out in two phases with two closing dates due exclusively to the European Commission’s authorization process concerning the Space business;

–

the Space activities disposal was contingent on the assets contribution of Transport Systems and Critical Systems Integration, and

–

the amount of €670 million concerning the disposal of the Space business was considered a preliminary payment of the selling price (as an external expert will establish the definitive price in 2009) and is therefore not entirely representative of the market price of this business. It is one of the reasons why Alcatel-Lucent had no intention of disposing of the Space business without including it in the larger transaction defined in the Master Agreement.

As the fair value less costs to sell of this disposal group is higher than the carrying amount, such carrying amount was not adjusted as of December 31, 2006. All net assets to be disposed of/contributed to Thales were isolated on the two specific line items related to discontinued operations in the consolidated balance sheet (that is, “Assets held for sale” and “Liabilities related to disposal groups held for sale”) as of December 31, 2006. The 2006 result of the disposal group was presented in the “Income (loss) from discontinued operations” line item in the consolidated income statement and the prior periods consolidated income statements have been re-presented accordingly. Detailed impacts are presented in note 10.

The capital gain related to this disposal and the difference between the preliminary selling price of the Space business (as described above) and its carrying value, was accounted for during the first quarter of 2007.

174 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

•

On September 1, 2006, historical Alcatel announced that it had signed a non-binding Memorandum of Understanding with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for U.S.$ 320 million.

On December 4, 2006, Alcatel-Lucent announced that it had signed a final agreement with Nortel.

On December 31, 2006, Alcatel-Lucent completed the acquisition of Nortel’s UMTS radio access business (UTRAN) and related assets.

Pursuant to the transaction, Alcatel-Lucent acquired Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts for U.S.$ 320 million. Approximately 1,700 of the employees of Nortel’s UMTS access business were transferred to Alcatel-Lucent.

The assets acquired from Nortel were considered as a business as defined in IFRS 3 and the purchase price was allocated as follows:

	(In millions of euros)
	As of December 31, 2007	As of December 31, 2006
Cost of the business combination (A):
- Gross consideration	250	250
- Working capital credit and other price adjustments	(19)	(18)
Cost of the business combination to be allocated	231	232
Net assets acquired at fair value (B):
- Fixed assets	37	38
- Inventories	15	15
- In process research and development	24	24
- Acquired technologies	103	103
- Customer relationships	45	41
- Other assets and liabilities	-	-
Net assets acquired	224	221
Goodwill (A) – (B)	7	11

The above-described allocation of the cost of the business combination is definitive.

The carrying value of the net assets acquired on Nortel’s books is not known.

As the transaction was completed as of December 31, 2006, the contribution to the 2006 net result of this business was zero with the exception of the impacts described in the following section.

Nortel indicated that the 2006 UMTS Access ("UA") revenues associated with the assets sold were approximately U.S.$ 660 million.

As the technologies acquired are duplicating some of the technologies that Alcatel has already developed and capitalized and some of Lucent’s technologies corresponding to certain intangible assets that were fair valued in the purchase price accounting, an impairment loss was recorded, once the contemplated deal with Nortel and the business combination with Lucent had been completed and the decisions to keep or to abandon all or some of these technologies had been taken. The corresponding write-off and the estimated associated future costs for which Alcatel-Lucent was already committed at December 31, 2006 represented a total amount of €494 million that has been accounted for in "restructuring costs" in the income statement.

•

During the third quarter 2006, Alcatel and Finmeccanica agreed upon the price adjustments to be made to the values assigned at the time of their contributions to Alcatel Alenia Space and Telespazio. These adjustments resulted in a €37.5 million reduction in goodwill and in an increase in the gain on disposal of €15 million.

The main changes in consolidated companies for 2005 were as follows:

•

On March 2, 2005, Alcatel announced the acquisition of 100% of Native Networks, a provider of carrier-class optical Ethernet transport solutions, for a purchase price of U.S.$ 55 million. The purchase price was allocated U.S.$ 20 million to depreciable intangible assets and U.S.$ 38 million to goodwill (the net assets of this company being negative U.S.$ 3 million at the acquisition date). The contribution from this company had no impact on Alcatel’s 2005 income.

•

On May 17, 2005, TCL Corp. and Alcatel announced the end of their handset partnership. Alcatel agreed to swap its 45% stake in the joint venture for TCL Communication Holdings Ltd shares (these shares are listed on the Hong Kong market).

•

On July 1, 2005, Alcatel and Finmeccanica announced the successful creation of two joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel-Lucent received 67% and Finmeccanica 33%) and Telespazio Holding (Finmeccanica received 67% and Alcatel 33%). These joint ventures are consolidated using the proportionate consolidation method starting July 1, 2005.

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

2007 ANNUAL REPORT ON FORM 20-F - 175

Back to Contents

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

Note 4
Change in accounting policy and presentation

a/ Change in accounting policy

On January 1, 2007, Alcatel-Lucent adopted (with retrospective effect as of January 1, 2005) the option offered by Amendment to IAS 19 “Employee benefits – Actuarial gains and losses, Group plans and Disclosures”, to immediately recognize all actuarial gains and losses and any adjustment arising from an asset ceiling, net of deferred tax effects, in the period in which they occur outside the income statement in the Statement Of Recognized Income and Expense (SORIE). Management believes that the change will more fairly present the fair value of assets and liabilities related to retiree benefits in the company’s balance sheet and eliminate significant volatility in its results of operations for certain plans, the participants of which are all, or almost all, fully eligible to receive benefits.

Previously, Alcatel-Lucent applied the corridor method, under which actuarial gains and losses exceeding 10% of the greater of (i) the benefit obligation or (ii) the fair value of plan assets were recognized in the income statement over the expected remaining working lives of the employees participating in the plans. The impact of the limitation in the value of plan assets to the lower of: (i) the value resulting from applying IAS 19 "Employee Benefits" prior to the Group’s adoption of the option provided by the amendment to IAS 19, and (ii) the net total present value of any available refund from the plan or reduction in future contributions to the plan (arising from asset ceilings) was accounted for in the income statement.

The impact of this change in accounting policies on the balance sheet in the prior periods is as follows:

	(In millions of euros)
	December 31, 2006	December 31, 2005
Prepaid pension costs	701	231
Assets held for sale	10	-
Deferred tax assets (liabilities)	(291)	(80)
Pensions, retirement indemnities and other post-retirement benefits	(36)	(277)
Shareholders’ equity attributable to equity holders of the parent	387	(126)
Minority interests	(3)	(2)

The impact on the income statements in the prior periods is as follows :

	(In millions of euros)
	Year ended December 31, 2006	Year ended December 31, 2005
Income (loss) from operating activities	(7)	(5)
Other financial income (loss)	78	(1)
Income tax (expense) income	-	-
Income (loss) from discontinued operations	(1)	(2)
Net result	70	(8)
Basic earnings per share	0.05	(0.01)
Diluted earnings per share	0.05	(0.01)

b/ Change in presentation

Since January 1, 2007, the Group presents sales commissions under “administrative and selling expenses” and not in “cost of sales” as previously presented by historical Alcatel. If such a classification had been applied in 2006, ”administrative and selling expenses” would have increased and “cost of sales” would have decreased by €87 million in 2006. Information for 2005 is not available.

Note 5
Information by business segment and by geographical segment

The tables below present information for the business segments described hereunder. They take into account the organization put into place after the completion of the Alcatel and Lucent business combination at the end of 2006 and comprise three business segments addressing three principal markets.

176 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

The overall business is divided into three Business Segments addressing carrier, services and enterprise markets and a decentralized regional organization consisting of two geographic regions.

The first Business Segment is Carrier; which provides IP network solutions that allow service providers, enterprises and governments worldwide to deliver voice, data and video communication services to end-users. It also provides products and applications software for end-to-end solutions in the wireless market and addresses the emergence of a significant transformation of network technologies, applications and services - one that is projected to enable converged services across service-provider networks, enterprise networks and an array of personal devices.

As a result of the increasing trend within the telecommunication industry of converging wireline, wireless services and products provided to clients, Alcatel-Lucent is assessing the performance of the Carrier Business Segment as a whole in terms of risk profile and long-term profitability.

Beginning November 1, 2007, the Carrier Business Segment is no longer composed of three different Business Groups (i.e. Wireless, Wireline and Convergence) but of seven different Business Divisions. Alcatel-Lucent’ three reportable Business Segments remain unchanged. Each Division within Carrier is responsible for product and network strategy, product development, product marketing, demand planning, sales support and contract execution.

The second Business Segment is Services, which provides a broad and comprehensive set of professional services that encompass the entire network lifecycle - Consult & Design, Integrate & Deploy, as well as Maintain & Operate. It includes services such as planning and executing IP transformation, integrating application platforms such as IP Multimedia Subsystem (IMS) & Service Delivery Environment, reengineering Operations Support Systems (OSS) / Business Support Systems (BSS) operational processes and strengthening network security. It has five business divisions: Network integration, Professional services, Network operations, Maintenance and Enterprise/Government services.

The third Business Segment is Enterprise, which delivers secure, end-to-end, business-critical communications solutions that enable new business generation for governments and enterprises. It includes unified communications and contact centers, IP telephony, IP address and performance management software and security solutions. It has three Business Divisions: Enterprise Solutions, Genesys (contact center applications) and Industrial Components.

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

The performance measure of each business segment is based on the “Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities” and post-retirement plan amendment.

The business segments presented are identical to those appearing in the information given to the Management Committee.

Segment information for the prior periods have been re-presented to conform to the current period presentation, to reflect the organization put in place at the closing date of the business combination, the disposal and discontinuation of significant businesses described in note 3 (that is, assets disposed of or contributed to Thales), the changes in the purchase price allocation related to the business combination with Lucent described in note 3 and the change in accounting policies presented in note 4.

2007 ANNUAL REPORT ON FORM 20-F - 177

Back to Contents

a/ Information by business segment

			(In millions of euros)
2007	Carrier	Enterprise	Services	Other	Total Group
Total - Revenues	12,819	1,562	3,173	238	17,792
Income (loss) from operating activities before restructuring costs, impairment of assets and gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	(752)	131	122	(208)	(707)
Restructuring costs	(415)	(34)	(151)	(256)	(856)
Impairment of assets	(2,920)	-	(24)	-	(2,944)
Post-retirement benefit plan amendment	-	-	-	258	258
Gain/(loss) on disposal of consolidated entities	-	-	-	-	-
Income (loss) from operating activities	(4,087)	97	(53)	(206)	(4,249)
Depreciation and amortization (tangible and intangible assets)	1,107	108	142	99	1,456
Share in net income (losses) of equity affiliates	(2)	-	-	112	110
Capital expenditures (tangible and intangible assets)	673	93	40	36	842
Shares in equity affiliates	-	-	-	1,352	1,352
Segment assets (1)	9,499	582	1,669	1,084	12,834
Segment liabilities (2)	(4,643)	(336)	(1,209)	(101)	(6,289)
2006
Total - Revenues	8,989	1,420	1,721	152	12,282
Income (loss) from operating activities before restructuring costs, impairment of assets and gain/(loss) on disposal of consolidated entities	393	109	195	(10)	687
Restructuring costs	(631)	2	(1)	(77)	(707)
Impairment of assets	(141)	-	-	-	(141)
Gain/(loss) on disposal of consolidated entities	-	-	-	15	15
Income (loss) from operating activities	(379)	111	194	(72)	(146)
Depreciation and amortization (tangible and intangible assets)	411	84	37	99	631
Share in net income (losses) of equity affiliates	-	-	-	22	22
Capital expenditures (tangible and intangible assets)	473	84	29	98	684
Shares in equity affiliates	-	-	-	682	682
Segment assets (1)	9,631	481	2,077	1,919	14,108
Segment liabilities (2)	(3,988)	(301)	(1,097)	(299)	(5,685)
2005
Total - Revenues	8,463	1,248	1,378	130	11,219
Income (loss) from operating activities before restructuring costs, impairment of assets and gain/(loss) on disposal of consolidated entities	778	111	212	(85)	1,016
Restructuring costs	(4)	(6)	(4)	(65)	(79)
Impairment of asset	-	-	-	-	-
Gain/(loss) on disposal of consolidated entities	-	-	-	129	129
Income (loss) from operating activities	774	105	208	(21)	1,066
Depreciation and amortization (tangible and intangible assets)	351	81	37	51	520
Share in net income (losses) of equity affiliates	-	-	-	(14)	(14)
Capital expenditures (tangible and intangible assets)	407	80	45	61	593
Shares in equity affiliates	-	-	-	606	606
Segment assets (1)	2,026	486	820	4,532	7,864
Segment liabilities (2)	(3,096)	(284)	(756)	(1,516)	(5,652)

(1)

Segment assets represent intangible assets, property, plant and equipment and assets included in operating working capital, (comprised of inventory and work in progress, customer receivables (including those recorded in amounts due from / to customers on construction contracts) and advances and progress payments). See note 18.

(2)

Segment liabilities represent liabilities included in operating working capital that comprise trade payables and related accounts, customers’ deposits and advances and provisions for product sales (including those recorded in amounts due from / to customers on construction contracts). See notes 18, 27 and 29.

178 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

b/ Information by geographical segment

						(In millions of euros)
2007	France	Other Western Europe	Rest of Europe	Asia Pacific	USA	Other Americas	Rest of world	Conso- lidated
Revenues:
- by geographical market	1,219	3,657	963	2,943	5,438	1,534	2,038	17,792
Other information by geographical segment:
Segment assets (1)	2,722	1,647	464	1,548	5,544	664	245	12,834
Capital expenditures (tangible and intangible assets)	265	139	9	88	259	62	20	842
2006
Revenues:
- by geographical market	1,096	2,879	946	2,116	2,323	1,128	1,794	12,282
Other information by geographical segment:
Segment assets (1)	2,522	2,084	171	1,543	6,993	543	252	14,108
Capital expenditures (tangible and intangible assets)	286	143	11	77	115	38	14	684
2005
Revenues:
- by geographical market	1,341	2,657	929	1,779	1,572	978	1,963	11,219
Other information by geographical segment:
Segment assets (1)	3,248	1,852	140	1,071	647	652	254	7,864
Capital expenditures (tangible and intangible assets)	263	91	8	80	111	31	9	593

(1)

Segment assets represent intangible assets, property, plant and equipment and assets included in operating working capital, (comprised of inventory and work in progress, customer receivables (including those recorded in amounts due from / to customers on construction contracts) and advances and progress payments). See note 18.

Note 6
Revenues

	(In millions of euros)
	2007	2006	2005
Construction contracts revenues	2,493	1,566	1,620
Other product sales	12,101	9,247	8,436
Other service revenues	2,949	1,352	1,062
License revenues	139	40	36
Rental income and other revenues	110	77	65
Total	17,792	12,282	11,219

2007 ANNUAL REPORT ON FORM 20-F - 179

Back to Contents

Note 7
Impairment losses on assets recognized in the income statement

					(In millions of euros)
2007	Carrier	Enterprise	Service	Other	Elimi- nations	Total Group
Impairment losses for goodwill	(2,633) (1)	-	(24) (1)	-	-	(2,657)
Impairment losses for capitalized development costs	(41) (1)	-	-	-	-	(41)
Impairment losses for other intangible assets	(175) (1)	-	-	-	-	(175)
Impairment losses for property, plant and equipment	(77) (1)	-	-	(17)	-	(94)
Impairment losses for shares in equity affiliates	(2)	-	-	(1)	-	(3)
Impairment losses for financial assets (3)	-	-	-	(16)	-	(16)
Total - Net	(2,928)	-	(24)	(34)	-	(2,986)
of which reversal of impairment loss	-	-	-	-	-	-
2006
Impairment losses for goodwill	-	-	-	-	-	-
Impairment losses for other capitalized development costs (2)	(104)	-	-	-	-	(104)
Impairment losses for other intangible assets (2)	(40)	-	-	-	-	(40)
Impairment losses for property, plant and equipment	(2)	-	-	-	-	(2)
Impairment losses for shares in equity affiliates	-	-	-	(8)	-	(8)
Impairment losses for financial assets (3)	(1)	-	-	(3)	-	(4)
Total - Net	(147)	-	-	(11)	-	(158)
of which reversal of impairment loss	2	-	-	1	-	3
2005
Impairment losses for goodwill	-	-	-	-	-	-
Impairment losses for capitalized development costs	-	-	-	-	-	-
Impairment losses for intangible assets	(3)	-	-	-	-	(3)
Impairment losses for property, plant and equipment	-	-	-	-	-	-
Impairment losses for shares in equity affiliates	-	-	-	-	-	-
Impairment losses for financial assets (3)	1	(1)	-	(17)	-	(17)
Total - Net	(2)	(1)	-	(17)	-	(20)
of which reversal of impairment loss	17	-	-	17	-	34

(1)

Accounted for in a specific line item (“impairment of assets”) in the income statement comprising €2,657 million for goodwill, €39 million for capitalized development costs, €174 million for other intangible assets and €74 million for property, plant and equipment and the remainder is accounted for in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment.

(2)

Of which €141 million included in the income statement under "impairment of assets" and the remainder is accounted for in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities.

(3)

As disclosed in note 17 and excluding impairment losses on receivables (see Note 20).

180 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Note 8
Financial income (loss)

(In millions of euros)
	2007	2006	2005 represented (1)	2005 published excluding discontinued activities
Interest at effective interest rate	(402)	(270)	(270)	(270)
Interest on interest rate derivatives hedging	(2)	29	55	55
Interest on interest rate derivatives trading
Interest received on cash and marketable securities	231	143	122	122
Finance costs	(173)	(98)	(93)	(93)
Dividends	3	8	4	4
Provisions for financial risks	(4)	-	-	-
Impairment losses on financial assets (2)	(16)	(4)	(17)	(17)
Net exchange gain (loss)	(29)	(29)	(18)	(18)
Of which : - Ineffective portion of hedge when hedge accounting is applied	(19)	(11)	(10)	(10)
- Non hedged transactions and non application of hedge accounting	(16)	(21)	(9)	(9)
- Trading	6	3	1	1
Financial component of pension and post-retirement benefit costs (3)	544	31	(45)	(45)
Actual capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (4)	126	21	119	137
Other (5)	(82)	(61)	(19)	(19)
Other financial income (loss)	541	(34)	24	42
Total financial income (loss)	368	(132)	(69)	(51)

(1)

As indicated in note 1u, certain marketable securities previously included in the category of financial assets at fair value through profit or loss are now designated as financial assets available for sale, further to the “Fair Value Option” amendment to IAS 39 “Financial Instruments : Recognition and Measurement”. The impact of this change on other financial income (loss), had it been applied in 2005, is presented in the above represented column.

(2)

Impairment loss of €23 million on the Avanex shares recorded in the first quarter of 2005 due to an unfavorable change in market price.

(3)

Mainly related to Lucent pension credit for 2006 and 2007 (refer to note 25).

(4)

Net gain on disposal of Draka Comteq BV shares for €74 million during the fourth quarter of 2007.  Net gain on disposal of Nexans shares for €69 million during the first quarter of 2005 and net gain on disposal of Mobilrom shares for €45 million during the second quarter of 2005.

(5)

2006: of which a loss of €18 million related to the adjustment of the conversion ratio of Lucent's series A and B convertible debentures (refer to note 24c) in the fourth quarter of 2006. Of which €15 million relates to an interest charge recorded in other financial loss in the third quarter 2006, which is due to a late payment of a debt relating to a tax dispute.

2007: of which in the first quarter 2007, a loss of €12 million related to the early redemption of the 8% convertible debenture (refer to note 24). This loss was computed in accordance with IAS 32 AG33 and AG34 requirements (see note 1m). Interactions between IAS 32 and IAS 39 and accounting issues related to early redemption of compound financial instruments are being currently analyzed by IFRIC. A future IFRIC interpretation could potentially lead us to revise our current accounting treatment.

Note 9
Income tax and related reduction of goodwill

a/ Analysis of income tax (charge) benefit and related reduction of goodwill.

(In millions of euros)
	2007	2006	2005
Reduction of goodwill related to deferred tax assets initially unrecognized (1) (2)	(256)	(5)	-
Current income tax (charge) benefit	(111)	(71)	(48)
Deferred taxes related to the purchase price allocation for the Lucent transaction	396	175	-
Recognition of deferred tax asset initially unrecognized at Lucent closing date (1)	256	5	-
Deferred tax (charge) related to the post-retirement benefit plan amendment (2)	(181)	-	-
Other deferred income tax (charge) benefit, net (3)	(420)	(67)	(98)
Deferred tax (charge) benefit, net	51	113	(98)
Income tax (charge) benefit and related reduction of goodwill	(316)	37	(146)

(1)

If the potential benefit of Lucent's income tax loss carry forwards or other deferred tax assets does not satisfy the criteria for separate recognition, as defined in IFRS 3, when the business combination was initially accounted for but such benefits are subsequently realized, Alcatel-Lucent will recognize the resulting deferred tax income in profit or loss and in addition, reduce the carrying amount of goodwill (as an expense) to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the closing date.

(2)

The deferred tax (charge) is related to the post-retirement plan amendment described in note 25.

(3)

2007 impact is mainly due to the re-assessment of the recoverability of deferred tax assets recognized in connection with the additional impairment test of goodwill performed in Q4 2007 as disclosed in note 12.

2007 ANNUAL REPORT ON FORM 20-F - 181

Back to Contents

b/ Effective income tax rate

The effective tax rate can be analyzed as follows:

(In millions of euros except for percentage)
	2007	2006	2005
Income (loss) before taxes from continuing operations	(3,771)	(256)	1,001
Average income tax rate	35.0%	41.2%	31.7%
Expected tax (charge) benefit	1,320	105	(317)
Impact on tax (charge) benefit of :
- reduced taxation of certain revenues	50	5	-
- permanent differences and utilization of previously unrecognized tax losses	(708)	140	165
- adjustment to prior years’ current tax charge	(2)	(1)	12
- recognition of previously unrecognized deferred tax assets	396	103	171
- deferred tax assets no longer recognized	(110)	(78)	(151)
- non recognition of tax losses	(1,033)	(240)	(26)
- effect of tax rate changes	-	(3)	(5)
- tax credits	43	16	5
- other	(16)	(5)	-
Actual income tax (charge) benefit	(60)	42	(146)
Effective tax rate	(1.6)%	16.4%	14.6%

Average income tax rate is the sum of income (loss) before taxes of each subsidiary, multiplied by the local statutory rate for each subsidiary, divided by consolidated income (loss) before taxes from continuing operations.

Changes in average income tax rate are due to differences in the contribution of each tax entity to income (loss) before tax and to the fact that some units have a positive contribution and others have a negative one.

c/ Deferred tax balances

	(In millions of euros)
Balances :	2007	2006	2005
Deferred tax assets :
- deferred tax assets recognizable	11,733	12,534	7,042
- of which not recognized	(10,501)	(10,842)	(5,274)
Net deferred tax assets recognized	1,232	1,692	1,768
Net deferred tax (liabilities)	(1,897)	(2,583)	(242)
Net deferred tax assets (liabilities)	(665)	(891)	1,526

Analysis of deferred tax by temporary differences:

			(In millions of euros)
	December 31, 2006	Impact on net income (loss)	Translation adjustments	Reclassi-fication and Other (1)	December 31, 2007
Fair value adjustments of tax assets and liabilities resulting from business combinations	(2,255)	396	209	30	(1,620)
Provisions	585	109	(31)	-	663
Pension reserves	1,751	(17)	(160)	(59)	1,515
Prepaid pensions	(1,341)	(162)	117	70	(1,316)
Property, plant and equipment and intangible assets	128	47	(57)	450	568
Temporary differences arising from other balance sheet captions	678	57	(52)	(92)	591
Tax loss carry forwards and tax credits	10,405	211	(597)	(584)	9,435
Deferred tax assets, gross (liabilities)	9,951	641	(571)	(185)	9,836
Deferred tax assets not recognized	(10,842)	(590)	698	233	(10,501)
Net deferred tax assets (liabilities)	(891)	51	127	48	(665)

(1)

The principal reclassifications are due mainly to tax losses not previously recognized that were subsequently canceled as a result of mergers between Lucent and Alcatel entities mainly in Europe and to federal returns of Lucent for 2002-2004 and 2006 that were amended for R&D costs capitalized for tax purposes that resulted in a corresponding decrease of tax losses carried forward.

The aggregated amount of current and deferred taxes recognized directly in equity was a net credit of €210 million as of December 31, 2007 (€290 million as of December 31, 2006 and €36 million as of December 31, 2005).

182 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Change during the period:

				(In millions of euros)
	December 31, 2006	Impact on net income (loss)	Translation adjustments	Other	December 31, 2007
Deferred tax assets recognized	1,692	(171)	(88)	(201)	1,232
Deferred tax liabilities	(2,583)	222	215	249	(1,897)
Net deferred tax assets (liabilities)	(891)	51	127	48	(665)

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2007 and December 31, 2006.

As the board of Directors does not intend to propose a dividend for 2007 (see note 22) at the Annual Shareholders’ Meeting there will be no tax consequences.

d/ Tax losses carried forward and temporary differences

Total tax losses carried forward represent a potential tax saving of €9,435 million at December 31, 2007 (€10,405 million at December 31, 2006 and €5,836 million at December 31, 2005). The potential tax savings relate to tax losses carried forward that expire as follows:

		(In millions of euros)
Years	Recognized	Unrecognized	Total
2008	12	138	150
2009	32	187	219
2010	22	27	49
2011	17	44	61
2012	18	22	40
2013 and thereafter	415	4,201	4,616
indefinite	404	3,896	4,300
Total	920	8,515	9,435

In addition, temporary differences were €401 million at December 31, 2007 (€(454) million at December 31, 2006 and €1,044 million at December 31, 2005), of which €1,585 million have been recognized and €1,986 million have not been recognized (€(2,330) million and €1,876 million respectively at December 31, 2006 and €50 million and €994 million at December 31, 2005).

Recognized negative temporary differences mainly correspond to deferred tax liabilities that have been recorded resulting from Lucent purchase accounting entries (in particular intangible assets).

Note 10
Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2007, 2006 and 2005 are as follows:

•

In 2006 and 2005: activities related to Alcatel's two joint ventures in the space sector, railway transport systems activities and critical systems integration activities not dedicated to operators or suppliers of telecommunications services to be disposed of or contributed to Thales. In addition, the initial capital gain (loss) on discontinued operations that were sold in 2004 was adjusted in 2006 and in 2005, due to ongoing legal proceedings related to these disposals and is also booked as income (loss) on discontinued operations.

•

In 2007: activities related to Alcatel-Lucent's ownership interests in two joint ventures in the space sector disposed of to Thales. In addition, the net capital gain on the disposal of the railway transport systems activities and critical systems integration activities not dedicated to operators or suppliers of telecommunications services to Thales and on the sale to Thales of our ownership interests in two joint ventures in the space sector in April 2007 is also booked as income (loss) on discontinued operations, as well as some adjustments on initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods.

2007 ANNUAL REPORT ON FORM 20-F - 183

Back to Contents

Income statements of discontinued operations are as follows:

	(In millions of euros)
	2007	2006	2005
Revenues	213	2,099	1,916
Cost of sales	(178)	(1,614)	(1,440)
Gross profit	35	485	476
Administrative and selling expenses	(30)	(230)	(213)
Research and development costs	(8)	(136)	(162)
Net capital gain (loss) on disposal of discontinued operations (1)	615	15	(13)
Income (loss) from operations	612	134	88
Financial income (loss)	-	(14)	-
Other income (loss) (2)	(2)	38	20
Income (loss) from discontinued operations	610	158	108

(1)

The capital gain on the contribution of railway transport system activities and critical systems integration activities to Thales has been computed based upon a selling price of €941 million, equal to the share price of the 25 million shares issued by Thales on the date of the transaction. This value is different from the Thales’ determination of the actual value of the assets contributed of €1,000 million, which Thales disclosed in the document describing the transaction it filed with the AMF and which Thales had booked as a capital increase in its statutory financial statements. The net capital gain on the disposal of our ownership interests in two joint ventures in the space sector and the railway transport systems activities and critical systems integration activities after tax was €0.6 billion.

(2)

 Including income tax expense.

Balance sheet		(In millions of euros)
	December 31, 2007	December 31, 2006	December 31, 2005
Goodwill	-	795	-
Other assets	-	1,196	-
Cash	-	121	-
Assets of disposal groups	-	2,112	-
Real estate properties held for sale	35	15	50
Assets held for sale	35	2,127	50
Customers' deposits and advances	-	(639)	-
Other liabilities	-	(967)	-
Liabilities related to disposal groups held for sale	-	(1,606)	-

The cash flows of discontinued operations are as follows:

	(In millions of euros)
	2007	2006	2005
Net income (loss)	610	158	108
Net cash provided (used) by operating activities before changes in working capital	9	91	84
Other net increase (decrease) in net cash provided (used) by operating activities	(86)	81	136
Net cash provided (used) by operating activities (a)	(77)	172	220
Net cash provided (used) by investing activities (b)	652 (1)	(24)	10
Net cash provided (used) by financing activities (c)	(352)	(159)	(235)
Total (a) + (b) + (c)	223	(11)	(5)
(1) Including €670 million of cash received in connection with the contribution of our interests in two joint ventures in the space sector to Thales (refer to note 3).

Note 11
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

The dilutive effects of stock option and stock purchase plans are calculated using the "treasury stock method", which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds and notes mandatorily redeemable for shares are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the "if converted method").

184 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Regarding the Lucent business combination, in 2006, the entire issuance of Alcatel-Lucent shares was taken into account for the earnings per share calculation on a pro rata basis.

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

2007	Net income (loss) (in millions of euros)	Number of shares	Per share amount
Basic earnings per share, attributable to the equity holders of the parent	(3,518)	2,255,890,753	€(1.56)
Stock option plans	-	-	-
Convertible bonds	-	-	-
Diluted earnings per share, attributable to the equity holders of the parent	(3,518)	2,255,890,753	€(1.56)

Ordinary shares:

Consolidated subsidiaries of the Group owned 58,630,445 Alcatel-Lucent ordinary shares (weighted average number) and no share equivalents at December 31, 2007.

Shares subject to future issuance:

The number of stock options not exercised as of December 31, 2007 amounted to 201,259,446 shares. These shares, subject to issuance in the future, have not been taken into account for the calculation of the diluted earnings per share, due to their anti-dilutive effect.

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

Alcatel-Lucent's convertible bonds (OCEANE) issued on June 12, 2003	63,192,019
7.75% convertible securities	44,463,051
2.875% Series A convertible securities	68,203,544
2.875% Series B convertible securities	80,161,899

2006	Net income (loss) (in millions of euros)	Number of shares	Per share amount
Basic earnings per share, attributable to the equity holders of the parent	(106)	1,449,000,656	€(0.07)
Stock option plans	-	-	-
Convertible bonds	-	-	-
Diluted earnings per share, attributable to the equity holders of the parent	(106)	1,449,000,656	€(0.07)

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

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

Alcatel-Lucent's convertible bonds (OCEANE) issued on June 12, 2003	63,192,019
8% convertible securities (1)	3,067,982
7.75% convertible securities (1)	3,705,372
2.75% Series A convertible securities (1)	4,727,274
2.75% Series B convertible securities (1)	5,552,971

(1) Number of potential ordinary shares related to the convertible securities instrument derived from the Lucent acquisition are computed on a pro rata basis.

2005	Net income (loss) (in millions of euros)	Number of shares	Per share amount
Basic earnings per share, attributable to the equity holders of the parent	922	1,367,994,653	€0.67
Stock option plans	-	8,582,256	-
Convertible bonds	-	-	-
Diluted earnings per share, attributable to the equity holders of the parent	922	1,376,576,909	€0.67

2007 ANNUAL REPORT ON FORM 20-F - 185

Back to Contents

Ordinary shares:

Consolidated subsidiaries of the Group owned 59,323,183 Alcatel-Lucent ordinary shares (weighted average number) and no share equivalents.

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

Note 12
Goodwill

(In millions of euros)
Goodwill at December 31, 2004	3,774
Additions	173
Disposals and discontinued operations	(300)
Changes during goodwill allocation period	3
Impairment losses for the period	-
Net effect of exchange rate changes	123
Other changes	(1)
Goodwill at December 31, 2005	3,772
Additions	8,091
Disposals and discontinued operations	(795)
Changes during goodwill allocation period	(101)
Impairment losses for the period	-
Reduction of goodwill related to deferred taxes initially unrecognized	(5)
Net effect of exchange rate changes	(71)
Other changes	-
Goodwill at December 31, 2006	10,891
Additions	46
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	(2,657)
Reduction of goodwill related to deferred taxes initially unrecognized	(256)
Net effect of exchange rate changes	(697)
Other changes	1
Goodwill at December 31, 2007	7,328

Main changes accounted for in 2007

No major change related to new acquisitions during the period. Impairment losses have been recorded in connection with the 2007 annual impairment test and the additional impairment tests performed in the fourth quarter 2007 (see below).

A reduction of goodwill was also accounted for in relation to the recognition during 2007 of initially unrecognized deferred tax assets in Lucent, as prescribed by IAS 12 "Income Taxes” (refer to note 9).

Main changes accounted for in 2006

Additions to goodwill recorded in 2006 relate primarily to the business combination with Lucent (see note 3).

Goodwill allocation

Reduction in goodwill presented in the caption “Disposals and discontinued operations” concerns the goodwill related to the businesses to be disposed of or contributed to Thales (see note 3).

Main changes accounted for in 2005

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

All goodwill recognized in 2007, 2006 and 2005 has been allocated to the cash generating units by December 31st of the relevant year. The goodwill amounts relating to business combinations, for which the initial accounting period has not yet been completed at December 31, 2007, are preliminary

186 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Impairment tests of goodwill

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

The 2007 annual impairment test of goodwill was performed in May/June 2007 and resulted in recognition of impairment losses accounted for in the second quarter of 2007 on tangible assets for an amount of €81 million, on capitalized development costs and other intangible assets for an amount of €208 million and on goodwill for an amount of €137 million. These impairment losses of €426 million were related to the group of cash generating units (CGUs) corresponding to the business division UMTS (Universal Mobile Telephone Communications Systems)/ W-CDMA (Wideband Code Division Multiple Access). The impairment charge was due to the delay in revenue generation from its products as compared to its initial expectations, and to a reduction in margin estimates for this business.

As described in note 2c, due to the continuing decrease in the market value of Alcatel-Lucent’s shares during the fourth quarter of 2007 and the company’s revised 2007 revenue outlook, an additional test was performed in the fourth quarter 2007 and resulted in recognition of an additional impairment loss on goodwill of €2,522 million.

Impairment losses of €2,109 million are related to the CGUs in the CDMA & EVDO (Code Division Multiple Access & Evolution Data Only business division), €396 million are related to the CGUs in the IMS (Internet Protocol Multimedia Subsystem business division) and the remainder is related to the CGUs corresponding to the business division Network Integration. The impairment charge in the CDMA & EVDO business division is due to a revision in the long-term outlook for this activity, taking into account the recent change in market conditions as well as potential future technology evolutions.

These impairment losses are presented on a single specific line item on the face of the income statement (“impairment of assets"). The recoverable amount of the impaired assets has been determined as described in note 1g.

These tests have been performed after allocating the goodwill related to the Lucent business combination to the different business divisions (i.e. groups of cash generating units) based upon the carrying values of the business divisions at the beginning of the quarter according to the Business Division structure existing before the change of our business organization that was announced and put in place in November 2007.

As prescribed by IAS 36 "Impairment of Assets", a third impairment test was performed in 2007, due to the reorganization of the reporting structure that occurred in November 2007, based upon the same recoverable values and carrying values of the business divisions as of December 31, 2007. This test was performed only to ensure that, after the change in our reporting structure, the recoverable values of each business division were higher than the corresponding carrying values. No additional impairment loss was accounted for in relation to this third impairment test.

In those groups of cash generating units (“CGU” – please refer to note 1g) in which there is significant goodwill, the data (as of December 31, 2007) and assumptions used for the last goodwill impairment tests performed in 2007 were as follows:

				(In millions of euros)
2007 additional Test – new reporting structure	Net carrying amount of Goodwill (1)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B) (1)	Discount rate	Valuation method
CDMA & EVDO CGU (Code Division Multiple Access & Evolution Data Only division)	1,381	8	10.0%	Discounted cash flows and other data (2)
OPTD CGU (Optics division)	2,160	653	10.0%	Same as above (2)
Maintenance CGU (Maintenance division)	1,388	1,040	10.0%	Same as above (2)
Other CGU	2,399	-	-	Same as above (2)
Total net	7,328

(1)

As of December 31, 2007. The recoverable amount is the value in use for the business divisions disclosed.

(2)

Discounted cash flows for 5 years plus a terminal value. Other data: multiples derived from market capitalizations and comparable transactions.

Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between -10% and 4% depending on the CGU.

2007 ANNUAL REPORT ON FORM 20-F - 187

Back to Contents

Note 13
Intangible assets

a/ Gross value

	(In millions of euros)
	Capitalized development costs	Other intangible assets	Total
At December 31, 2004	1,022	454	1,476
Capitalization	349	-	349
Additions	-	27	27
Assets held for sale, discontinued operations and disposals	(67)	(22)	(89)
Business combinations	-	24	24
Net effect of exchange rate changes	23	37	60
Other changes	(48)	(32)	(80)
At December 31, 2005	1,279	488	1,767
Capitalization	386	-	386
Additions	-	16	16
Assets held for sale, discontinued operations and disposals	(66)	(31)	(97)
Write-offs (1)	(522)	(234)	(756)
Business combinations (2)	-	5,156	5,156
Net effect of exchange rate changes	(24)	(14)	(38)
Other changes	165	(7)	158
At December 31, 2006	1,218	5,374	6,592
Capitalization	414	34	448
Additions	-	39	39
Assets held for sale, discontinued operations and disposals	(1)	(15)	(16)
Write-offs	(46)	(14)	(60)
Business combinations	-	13	13
Net effect of exchange rate changes	(36)	(525)	(561)
Other changes	(1)	(2)	(3)
At December 31, 2007	1,548	4,904	6,452
(1) Mainly related to discontinued product lines (refer to notes 3 and 27c). (2) Mainly related to Lucent business combination (refer to note 3).

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in process research and development and customer relationships), patents, trademarks and licenses.

b/ Amortization and impairment losses

	(In millions of euros)
	Capitalized development costs	Other intangible assets	Total
At December 31, 2004	(446)	(325)	(771)
Amortization	(248)	(49)	(297)
Impairment losses	-	(3)	(3)
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	54	21	75
Net effect of exchange rate changes	(9)	(24)	(33)
Other changes	50	31	81
At December 31, 2005	(599)	(349)	(948)
Amortization	(277)	(104)	(381)
Impairment losses	(104)	(40)	(144)
Write-offs (1)	325	1	326
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	37	25	62
Net effect of exchange rate changes	11	20	31
Other changes	(110)	13	(97)
At December 31, 2006	(717)	(434)	(1,151)
Amortization	(258)	(758)	(1,016)
Impairment losses	(41)	(175)	(216)
Write-offs	46	1	47
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	-	14	14
Net effect of exchange rate changes	18	77	95
Other changes	-	5	5
At December 31, 2007	(952)	(1,270)	(2,222)
(1) Mainly related to discontinued product lines (refer to notes 3 and 27c).

188 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

c/ Net value

	(In millions of euros)
	Capitalized development costs	Other intangible assets	Total
At December 31, 2004	576	129	705
Capitalization	349	-	349
Additions	-	27	27
Amortization	(248)	(49)	(297)
Impairment losses	-	(3)	(3)
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	(13)	(1)	(14)
Business combinations	-	24	24
Net effect of exchange rate changes	14	13	27
Other changes	2	(1)	1
At December 31, 2005	680	139	819
Capitalization	386	-	386
Additions	-	16	16
Amortization	(277)	(104)	(381)
Impairment losses	(104)	(40)	(144)
Write-offs (1)	(197)	(233)	(430)
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	(29)	(6)	(35)
Business combinations (2)	-	5,156	5,156
Net effect of exchange rate changes	(13)	6	(7)
Other changes	55	6	61
At December 31, 2006	501	4,940	5,441
Capitalization	414	34	448
Additions	-	39	39
Amortization	(258)	(758)	(1,016)
Impairment losses	(41)	(175)	(216)
Write-offs	-	(13)	(13)
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	(1)	(1)	(2)
Business combinations	-	13	13
Net effect of exchange rate changes	(18)	(448)	(466)
Other changes	(1)	3	2
At December 31, 2007	596	3,634	4,230
(1) Mainly related to discontinued product lines (refer to notes 3 and 27c). (2) Mainly related to Lucent business combination (refer to note 3).

2007 ANNUAL REPORT ON FORM 20-F - 189

Back to Contents

Note 14
Property, plant and equipment

a/ Changes in property, plant and equipment, gross

				(In millions of euros)
	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2004	81	1,198	2,744	648	4,671
Additions	3	12	152	95	262
Assets held for sale, discontinued operations and disposals	(13)	(255)	(522)	(76)	(866)
Business combinations	9	69	42	8	128
Net effect of exchange rate changes	4	56	171	10	241
Other changes	1	(48)	100	(72)	(19)
At December 31, 2005	85	1,032	2,687	613	4,417
Additions	1	28	153	100	282
Assets held for sale, discontinued operations and disposals (1)	(38)	(364)	(307)	(120)	(829)
Write-offs	-	(17)	(36)	(16)	(69)
Business combinations (2)	239	489	237	50	1,015
Net effect of exchange rate changes	(2)	(33)	(95)	(8)	(138)
Other changes	2	(7)	44	(47)	(8)
At December 31, 2006	287	1,128	2,683	572	4,670
Additions	1	43	209	101	354
Assets held for sale, discontinued operations and disposals	(96)	(39)	(153)	(21)	(309)
Write-offs	-	(1)	(18)	(3)	(22)
Business combinations	-	11	5	2	18
Net effect of exchange rate changes	(21)	(74)	(107)	(8)	(210)
Other changes	(2)	(10)	32	(35)	(15)
At December 31, 2007	169	1,058	2,651	608	4,486
(1) Mainly related to activities to be disposed of or contributed to Thales (refer to note 3). (2) Mainly related to Lucent business combination (refer to note 3).
b/ Changes in accumulated depreciation of property, plant and equipment and impairment losses

				(In millions of euros)
	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2004	(12)	(715)	(2,326)	(523)	(3,576)
Depreciation charge	(1)	(55)	(193)	(35)	(284)
Impairment losses	-	(1)	-	-	(1)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	1	176	463	64	704
Net effect of exchange rate changes	-	(25)	(143)	(7)	(175)
Other changes	(2)	65	(50)	13	26
At December 31, 2005	(14)	(555)	(2,249)	(488)	(3,306)
Depreciation charge	-	(49)	(177)	(24)	(250)
Impairment losses	-	-	-	(2)	(2)
Reversals of impairment losses	-	-	-	-
Write-offs	-	17	36	16	69
Assets held for sale, discontinued operations and disposals (1)	3	203	231	89	526
Net effect of exchange rate changes	-	15	82	7	104
Other changes	3	(7)	15	-	11
At December 31, 2006	(8)	(376)	(2,062)	(402)	(2,848)
Depreciation charge	-	(105)	(262)	(49)	(416)
Impairment losses	-	(44)	(29)	(21)	(94)
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	1	18	3	22
Assets held for sale, discontinued operations and disposals	-	28	132	18	178
Net effect of exchange rate changes	-	22	81	4	107
Other changes	-	(7)	8	(8)	(7)
At December 31, 2007	(8)	(481)	(2,114)	(455)	(3,058)
(1) Mainly related to activities to be disposed of or contributed to Thales (refer to note 3).

190 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

c/ Changes in property, plant and equipment, net

				(In millions of euros)
	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2004	69	483	418	125	1,095
Additions	3	12	152	95	262
Depreciation charge	(1)	(55)	(193)	(35)	(284)
Impairment losses	-	(1)	-	-	(1)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(12)	(79)	(59)	(12)	(162)
Business combinations	9	69	42	8	128
Net effect of exchange rate changes	4	31	28	3	66
Other changes	(1)	17	50	(59)	7
At December 31, 2005	71	477	438	125	1,111
Additions	1	28	153	100	282
Depreciation charge	-	(49)	(177)	(24)	(250)
Impairment losses	-	-	-	(2)	(2)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals (1)	(35)	(161)	(76)	(31)	(303)
Business combinations (2)	239	489	237	50	1,015
Net effect of exchange rate changes	(2)	(18)	(13)	(1)	(34)
Other changes	5	(14)	59	(47)	4
At December 31, 2006	279	752	621	170	1,822
Additions	1	43	209	101	354
Depreciation charge	-	(105)	(262)	(49)	(416)
Impairment losses	-	(44)	(29)	(21)	(94)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(96)	(11)	(21)	(3)	(131)
Business combinations	-	11	5	2	18
Net effect of exchange rate changes	(21)	(52)	(26)	(4)	(103)
Other changes	(2)	(17)	40	(43)	(22)
At December 31, 2007	161	577	537	153	1,428
(1) Mainly related to activities to be disposed of or contributed to Thales (refer to note 3). (2) Mainly related to Lucent business combination (refer to note 3)

Note 15
Finance leases and operating leases

a/ Finance leases (IFRS)

Property, plant and equipment held under finance leases have a net carrying amount of €0 million at December 31, 2007 (€45 million at December 31, 2006 and €54 million at December 31, 2005). Such finance leases relate primarily to plant and equipment.

Future minimum lease payments under non-cancelable finance leases are shown in note 31a – Off balance sheet commitments.

The main finance lease contract concerns a company consolidated proportionately at 51%, Alda Marine, which leases four vessels as part of its activity of laying and maintaining submarine cables. The net carrying amount of these vessels recognized in property, plant and equipment was €45 million at December 31, 2006 and €53 million at December 31, 2005). The corresponding obligation to pay future lease payments was €51 million at December 31, 2006 and €59 million at December 31, 2005. The option to purchase the vessels was exercised during 2007 by Alda Marine.

b/ Operating leases

Future minimum lease payments under non-cancelable operating leases are shown in note 31a - Off balance sheet commitments.

Future minimum sublease rentals income expected to be received under non-cancelable operating subleases were €180 million at December 31, 2007 (€202 million at December 31, 2006 and €27 million at December 31, 2005).

Lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

	(In millions of euros)
	2007	2006	2005
Lease payments - minimum	204	121	97
Lease payments - conditional	37	37	42
Sublease rental income	(22)	(14)	(10)
Total recognized in the income statement	219	144	129

2007 ANNUAL REPORT ON FORM 20-F - 191

Back to Contents

Note 16
Share in net assets of equity affiliates and joint ventures

a/ Share in net assets of equity affiliates

	Percentage owned			Value (In millions of euros)
	2007	2006	2005	2007	2006	2005
Thales (1)	20.80%	9.5%	9.5%	1,200	372	334
Draka Comteq BV (3)	-	49.9%	49.9%	-	117	127
2Wire (2)	26.7%	27.5%	-	62	82	-
Other (less than €50 million)	-	-	-	90	111	145
Share in net assets of equity affiliates				1,352	682	606

(1)

Although historical Alcatel owned only 9.5% in Thales before the increase of our ownership resulting from the contribution of our railway transport systems business and our critical integration systems business that occurred during the first quarter of 2007, we were nevertheless the largest private shareholder of this group, with three seats on Thales’ Board of Directors and therefore had a significant influence on this company. Our stake in Thales was accordingly accounted for using the equity method in 2006 and 2005. Following the contribution of our railway transport systems and our critical integration systems business to Thales on January 5, 2007, Alcatel-Lucent’s stake in Thales increased to 20.95% (20.90% in voting rights). Subsequently, due to various capital increases that occurred in 2007, our stake at December 31, 2007 was 20.80% (21.05% in voting rights).

The Group’s share of net income (loss) accounted for in 2006 was based on Thales’ results for the second half of 2005, the first half of 2006 and an estimation of the second half of 2006.

The Group’s share of net income (loss) of equity affiliates accounted for in 2007 is based on Thales’ results for 2007 adjusted for the purchase price allocation entries. The purchase price allocation of the additional shares received by Alcatel-Lucent in the first quarter of 2007 created additional goodwill of €402 million.

(2)

During the first quarter of 2006, Alcatel acquired a 27.5% stake in 2Wire (see note 3).

(3)

During the last quarter of 2007, Alcatel-Lucent sold its 49.9% stake in Draka Comteq BV (see note 3)

Alcatel-Lucent’s share in the market capitalization of listed equity affiliates at December 31 is as follows:

	(In millions of euros)
	2007	2006	2005
Thales	1,681	615	624

b) Change in share of net assets of equity affiliates

	(In millions of euros)
	2007	2006	2005
Carrying amount at January 1	682	606	604
Change in perimeter of equity affiliates (1)	629	82	(16)
Share of net income (loss) (2)	110	22	(14)
Net effect of exchange rate changes	(10)	(15)	28
Other changes	(59)	(13)	4
Carrying amount at December 31	1,352	682	606

(1)

Of which €757 million accounted for in 2007 relates to the contribution of our railway transport systems business and critical integration systems business to Thales and the resulting increase of our ownership in this entity and €(120) million accounted for in 2007 relates to the disposal of Draka Comteq BV.

(2)

Including respectively €3 million and €8 million of impairment losses in 2007 and 2006 relating to equity affiliate goodwill (see note 7).

192 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

c) Summarized financial information for equity affiliates

Summarized financial information for Thales:

	(In millions of euros)
	December 31, 2007	December 31, 2006	December 31, 2005
Balance sheet
Non-current assets	6,817	4,164	4,271
Current assets	10,879	10,858	9,616
Total assets	17,696	15,022	13,887
Shareholders’ equity	3,884	2,294	2,103
Non-current liabilities	2,867	2,720	2,583
Current liabilities	10,945	10,008	9,201
Total liabilities	17,696	15,022	13,887
Income statement
Revenues	12,296	10,264	10,263
Income (loss) from operating activities	1,020	576	549
Net income (loss) attributable to equity holders of the parent (1)	887	388	334

(1)

The share of net income (loss) of equity affiliates related to Thales result included in our income statement was computed based upon a preliminary estimated net income of Thales of approximately €800 million. Consolidated results of Alcatel-Lucent were authorized for publication by the Board of February 7, 2008 while definitive results of Thales were authorized for publication by Thales’ board held on March 6, 2008.

Aggregated financial information for other equity affiliates as if those entities were fully consolidated:

	(In millions of euros)
	2007 (1)	2006	2005
Total assets	907	1,389	1,195
Liabilities (excluding shareholders’ equity)	497	699	563
Shareholders’ equity	410	690	632
Revenues	646	1,148	1,146
Net income (loss) attributable to equity holders of the parent	(53)	(59)	(68)
(1) 2007 aggregated financial information excludes information for Draka Comteq since Alcatel-Lucent sold its interest in this equity affiliate during the fourth quarter of 2007 (see note 3).

d) Aggregated financial information for joint ventures

Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alda Marine in 2007 and Alcatel Alenia Space, Telespazio, Evolium and Alda Marine in 2006 and 2005) are as follows:

	(In millions of euros)
	2007	2006 (1)	2005
Balance sheet data
Non-current assets	41	57	1,314
Current assets	7	1,723	773
Shareholders’ equity	-	776	983
Other non-current liabilities	-	-	135
Current liabilities	48	1,004	969

(1)

Aggregated financial information for Alcatel Alenia Space and Telespazio for 2006 was reported as assets held for sale (included in current assets) and liabilities related to disposal groups held for sale (included in current liabilities) (see notes 3 and 10).

2007 ANNUAL REPORT ON FORM 20-F - 193

Back to Contents

	(In millions of euros)
	2007	2006	2005
Income statement data
Revenues	-	-	2
Cost of sales	5	28	79
Income (loss) from operating activities before restructuring, impairment of intangible assets and capital gain on disposal of consolidated entities	4	21	3
Income (loss) from discontinued operations (1)	(3)	39	47
Net income (loss) attributable to equity holders of the parent	(3)	56	44
Cash flow statement data
Net cash provided (used) by operating activities	7	28	51
Net cash provided (used) by investing activities	(1)	(26)	(60)
Net cash provided (used) by financing activities	(2)	(3)	9
Net cash provided (used) by operating activities of discontinued operations (1)	(71)	134	29
Net cash provided (used) by investing activities of discontinued operations (1)	(18)	(26)	(2)
Net cash provided (used) by financing activities of discontinued operations (1)	44	(110)	2

(1)

Aggregated financial information for Alcatel Alenia Space and Telespazio only relates to six months of activity in 2005, to full year 2006 and to the three months of activity in 2007 and has been reported as discontinued operations (see note 3 and note 10).

Note 17
Financial assets

					(In millions of euros)
	2007			2006			2005
	Other non-current financial assets (1)	Marketable securities (2)	Total	Other non-current financial assets	Marketable securities (2)	Total	Other non-current financial assets	Marketable securities(2)	Total
Financial assets available for sale (3)	549	261	810	674	1,122	1,796	122	-	122
Financial assets at fair value through profit or loss		633	633		820	820		640	640
Financial assets at amortized cost	155		155	129		129	184		184
Total	704	894	1,598	803	1,942	2,745	306	640	946

(1)

Of which €276 million matures within one year.

Of which €44 million of financial assets at amortized cost represented a loan to one of our joint venturers.

(2)

Of which €0 million is non-current and €894 million is current as of December 31, 2007 (€697 million and €1,245 million respectively as of December 31, 2006 and €640 million was current as of December 31, 2005.

(3)

The change in other non-current financial assets available for sale between 2005 and 2006 is mainly due to Lucent’s restricted cash (of which €239 million is in connection with the Winstar litigation – refer to note 34).

No financial asset is considered as being held to maturity.

194 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

a/ Financial assets available for sale

							(In millions of euros)
	2007			2006			2005
	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
Net carrying amount at January 1	674	1,122	1,796	122	-	122	213	105	318
Additions / (disposals)	(70)	(834)	(904)	18	(556)	(538)	(4)	(49)	(53)
Fair value changes	38	8	46	26	10	36	(13)	(56)	(69)
Impairment losses (1)	(16)	-	(16)	(4)	-	(4)	(47)	-	(47)
Change in consolidated scope	(18)	-	(18)	448	1,423	1,871	-	-	-
Other changes (2)	(59)	(35)	(94)	64	245	309	(27)	-	(27)
Net carrying amount at December 31	549	261	810	674	1,122	1,796	122	-	122
Of which : - at fair value (3)	48	257	305	54	1,115	1,169	36	-	36
- at cost	501	4	505	620	7	627	86	-	86

(1)

Included in the amounts reported in note 7 – of which €23 million in 2005 relates to the Avanex shares due to an unfavorable change in the market price.

(2)

Of which €232 million is reclassified from marketable securities at fair value through profit and loss to marketable securities available for sale category due to the amendment of IAS 39 related to the fair value option (see note 1u).

(3)

Fair value is generally determined by reference to published price quotations in an active market with limited exceptions for other non-current financial assets for which other valuations techniques have been used.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at cost, if no reliable fair value exists.

	(In millions of euros)
	2007	2006	2005
Fair value changes :
Fair value changes recognized directly in shareholders’ equity	47	36	(13)
Changes resulting from gains (losses) previously recognized in shareholders’ equity now recognized in net income (loss) due to disposals (1)	(27)	-	(56)
(1) Relates to the sale of the Nexans shares during the first quarter of 2005 (see note 8) and the disposal of Avanex in 2007.

b/ Financial assets at fair value through profit or loss

	(In millions of euros)
	2007	2006	2005
Net carrying amount at January 1	820	640	447
Additions / (disposals)	(181)	431	148
Fair value changes	2	2	19
Impairment losses	-	-	-
Other changes (1)	(8)	(253)	26
Net carrying amount at December 31	633	820	640
(1) Of which €232 million is reclassified to marketable securities available for sale due to the amendment of IAS 39 related to the fair value option (see note 1u).

c/ Financial assets at amortized cost

	(In millions of euros)
	2007	2006	2005
Net carrying amount at January 1	129	184	341
Additions / (disposals)	32	(44)	(94)
Impairment losses (1)	-	-	25
Change in consolidation scope	-	(9)	-
Other changes (reclassifications)	(6)	(2)	(88)
Net carrying amount at December 31	155	129	184
(1) Included in the amounts reported in note 7.

2007 ANNUAL REPORT ON FORM 20-F - 195

Back to Contents

Note 18
Operating working capital

	(In millions of euros)
	December 31, 2007	December 31, 2006	December 31, 2005
Inventories and work in progress, net	2,235	2,259	1,438
Trade receivables and related accounts, net	4,163	3,877	3,420
Advances and progress payments	110	87	124
Customers’ deposits and advances	(847)	(778)	(1,144)
Trade payables and related accounts	(4,514)	(4,027)	(3,755)
Amounts due from customers on construction contracts	704	615	917
Amounts due to customers on construction contracts	(407)	(273)	(138)
Operating working capital, net	1,444	1,760	862

	(In millions of euros)
Analysis of amounts due from/to customers on construction contracts	December 31, 2007	December 31, 2006	December 31, 2005
Amounts due from customers on construction contracts	704	615	917
Amounts due to customers on construction contracts	(407)	(273)	(138)
Total	297	342	779
Work in progress on construction contracts, gross	272	347	281
Work in progress on construction contracts, depreciation	(42)	(23)	(29)
Customer receivables on construction contracts	438	299	700
Advance payments received on construction contracts	(224)	(211)	-
Product sales reserves – construction contracts	(147)	(70)	(173)
Total	297	342	779

				(In millions of euros)
	December 31, 2006	Cash flow	Change in consolidated companies	Translation adjustments and other	December 31, 2007
Inventories and work in progress (1) & (2)	2,961	311	110	(403)	2,979
Trade receivables and related accounts (1)	4,367	685	55	(319)	4,788
Advances and progress payments	87	29	1	(7)	110
Customers’ deposits and advances (1)	(988)	(164)	(8)	89	(1,071)
Trade payables and related accounts	(4,027)	(627)	(139)	279	(4,514)
Operating working capital, gross	2,400	234	19	(361)	2,292
Product sales reserves – construction contracts (1)	(70)	-	-	(77)	(147)
Cumulated valuation allowances	(570)	-	-	(131)	(701)
Operating working capital, net	1,760	234	19	(569)	1,444

(1)

Including amounts relating to construction contracts presented in the balance sheet caption “amounts due from/to customers on construction contracts”.

(2)

Of which €(247) million in the column “translation adjustments and other” related to the step-up of inventories accounted for in the purchase accounting of the Lucent business combination as described in note 3.

Receivables sold without recourse

Balances	(In millions of euros)
	December 31, 2007	December 31, 2006	December 31, 2005
Outstanding amounts of receivables sold without recourse (1)	877	978	999
(1) Without recourse in case of payment default by the debtor. See accounting policies in note 1s.

Changes in receivables sold without recourse
	2007	2006	2005
Impact on cash flows from operating activities	(101)	(21)	158

196 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Note 19
Inventories and work in progress

a/ Analysis of net value

	(In millions of euros)
	2007	2006	2005
Raw materials and goods	564	542	467
Work in progress excluding construction contracts	958	752	712
Finished products	1,185	1,320	653
Gross value (excluding construction contracts)	2,707	2,614	1,832
Valuation allowance	(472)	(355)	(394)
Net value (excluding construction contracts)	2,235	2,259	1,438
Work in progress on construction contracts, gross (1)	272	347	281
Valuation allowance (1)	(42)	(23)	(29)
Work in progress on construction contracts, net	230	324	252
Total, net	2,465	2,583	1,690
(1) Included in the amounts due from/to customers on construction contracts.

b/ Change in valuation allowance

	(In millions of euros)
	2007	2006	2005
At January 1	(378)	(423)	(495)
(Additions) / reversals	(186)	(77)	(18)
Utilization	38	54	131
Changes in consolidation group	-	54	11
Net effect of exchange rate changes and other changes	12	14	(52)
At December 31	(514)	(378)	(423)

Note 20
Trade receivables and related accounts

	(In millions of euros)
	2007	2006	2005
Receivables bearing interest	263	296	138
Other trade receivables	4,087	3,773	3,510
Gross value - (excluding construction contracts)	4,350	4,069	3,648
Accumulated impairment losses	(187)	(192)	(228)
Net value - (excluding construction contracts)	4,163	3,877	3,420
Accrued receivables on construction contracts (1)	438	299	700
Total, net	4,601	4,176	4,120
Of which due after one year on the “Net value – (excluding construction contracts)”	54	7	-
(1) Included in the amounts due from/to customers on construction contracts.

2007 ANNUAL REPORT ON FORM 20-F - 197

Back to Contents

Note 21
Other assets and liabilities

		(In millions of euros)
Other assets		December 31, 2007	December 31, 2006	December 31, 2005
Other current assets		1,117	1,006	827
Other non-current assets		389	203	468
Total		1,506	1,209	1,295
Of which:	Currency derivatives	203	101	105
	Interest-rate derivatives - hedging	19	36	178
	Interest-rate derivatives – other	198	80	2
	Other tax receivables	435	304	443
	Other current and non-current assets	651	688	567

Other liabilities
Other current liabilities		1,966	1,934	1,931
Other non-current liabilities		366	276	268
Total		2,332	2,210	2,199
Of which:	Currency derivatives	128	71	128
	Interest-rate derivatives - Hedging	16	10	71
	Interest-rate derivatives – Other	197	75	2
	Other tax payables	317	240	298
	Accrued wages and social charges	1,015	1,077	814
	Other current and non-current liabilities	659	737	786

Note 22
Allocation of 2007 net income (loss)

The Board of Directors will propose to the Annual Shareholders’ Meeting to be held on May 30, 2008 not to distribute any dividend for the year ended December 31, 2007 (distributions in previous years: a dividend of €0.16 per share €370 million, in the aggregate, was distributed for 2006 and a dividend of €0.16 per share and €229 million, in the aggregate, was distributed for 2005).

Note 23
Shareholders' equity

a/ Number of shares comprising the capital stock

December 31, 2007	Number of shares
Number of ordinary shares issued (share capital)	2,317,441,420
Treasury shares (1)	(58,390,687)
Number of shares in circulation	2,259,050,733
Weighting effect of share issues for stock options exercised	(2,920,222)
Weighting effect of treasury shares	(239,758)
Weighting effect of share issues in respect of business combinations	-
Number of shares used for calculating basic earnings per share	2,255,890,753

December 31, 2006	Number of shares
Number of ordinary shares issued (share capital)	2,309,679,141
Treasury shares (1)	(58,739,991)
Number of shares in circulation	2,250,939,150
Weighting effect of share issues for stock options exercised	(512,996)
Weighting effect of treasury shares	(273,466)
Weighting effect of share issues due to the combination with Lucent	(801,152,032)
Weighting effect of share issues in respect of other business combinations	-
Number of shares used for calculating basic earnings per share	1,449,000,656

198 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

December 31, 2005	Number of shares
Number of ordinary shares issued (share capital)	1,428,541,640
Treasury shares (1)	(58,920,710)
Number of shares in circulation	1,369,620,930
Weighting effect of share issues for stock options exercised	(1,223,804)
Weighting effect of treasury shares	(402,473)
Weighting effect of share issues in respect of business combinations	-
Number of shares used for calculating basic earnings per share	1,367,994,653

(1)

Alcatel-Lucent shares owned by Alcatel-Lucent and other consolidated subsidiaries include remaining exchangeable shares related to the Newbridge transaction and considered as issued for accounting purposes.

b/ Capital increase program for employees with subscription stock option plan

Under a capital increase program for employees of the Group, approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at a price of €50 per share (all Class A shares are now referred to as ordinary shares). Each share subscribed included the right to receive three options, each exercisable for one Class A share. 275,778 options were granted and are exercisable during the one-year period from July 1, 2004 until July 1, 2005 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years from July 1, 2004), for the beneficiaries who were employees of a member of the Group whose registered office is located in France at the time the options were granted.

c/ Capital stock and additional paid-in capital

At December 31, 2007, the capital stock consisted of 2,317,441,420 ordinary shares of nominal value €2 (2,309,679,141 ordinary shares of nominal value €2 at December 31, 2006 and 1,428,541,640 ordinary shares of nominal value €2 at December 31, 2005).

During 2007, increases in capital stock and additional paid-in capital amounted to €44 million. These increases related to the following transactions:

•

issuance of 2,755,287 shares for €18 million, as a result of the exercise of options and warrants (including additional – paid-in capital of €13 million) ;

•

conversion of 4,506,992 convertible bonds into Alcatel-Lucent shares generating a capital increase of €25 million (including additional paid-in capital of €16 million) ;

•

redemption of 500,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of TiMetra Inc in 2003 to cover stock options, generating a capital increase of €4 million (including additional paid-in capital of €3 million) ; and

•

other increases for €4 million.

During 2006, increases in capital stock and additional paid-in capital amounted to €8,942 million. These increases related to the following transactions:

•

issuance of 878,139,615 shares related to the business combination with Lucent for €8,922 million (including additional paid-in capital of €7,166 million);

•

issuance of 2,697,886 shares for €20 million, as a result of the exercise of 2,697,886 options (including additional paid-in capital of €11 million);

•

redemption of 300,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of Spatial Wireless in 2004 to cover stock options, generating a capital increase of €3 million (including additional paid-in capital of €3 million).

During 2005, increases in capital stock and additional paid-in capital amounted to €662 million. These increases related to the following transactions:

•

issuance of 1,855,913 shares for €12 million,  as a result of the exercise of 1,855,913 options  (including additional paid-in capital of €8 million);

•

redemption of 450,000 bonds redeemable for Alcatel shares in connection with the acquisition of Imagic TV in 2003 and Spatial Wireless in 2004 to cover stock options generating a capital increase of €5 million (including additional paid-in capital of €4 million);

•

redemption of 120,780,266 ORANE notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of €645 million, including additional paid-in capital of €403 million.

In order to maintain or adjust the capital structure, the Group can adjust the amount of dividends paid to shareholders (see note 22), or repurchase its own shares (see note 23f) or issue new shares, or issue convertible bonds or similar instruments (see note 24).

The Group is not subject to any constraints on equity capital imposed by third parties.

2007 ANNUAL REPORT ON FORM 20-F - 199

Back to Contents

d/ Stock options

At December 31, 2007, stock option plans (excluding Lucent derived plans) were as follows, only part of the outstanding stock options are in the scope of IFRS 2 (see note 25e):

	1999-2000 U.S. Plans	2000 Plans
	(in number of options)
Exercise price	U.S.$ 21.40-U.S.$ 84.88	€48.00	€65.00	€64.00
Exercise period From To		04/01/03 04/01/05 12/31/05 12/31/07	12/13/03 12/13/05 12/31/05 12/31/07	12/13/01 12/13/04 12/12/08 12/12/08
Granted	7,866,630		-	-
Exercised	-	-	-	-
Forfeited	(143,650)	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 1999	7,722,980	-	-	-
Granted	19,407,838	15,239,250	1,235,500	306,700
Exercised	(393,296)	(10,000)	-	-
Forfeited	(3,060,818)	(923,120)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2000	23,676,704	14,306,130	1,235,500	306,700
Exercised	(261,205)	(3,000)	-	-
Forfeited	(3,327,376)	(161,500)	(130,150)	(3,600)
Expired	-	-	-	-
Outstanding at December 31, 2001	20,088,123	14,141,630	1,105,350	303,100
Exercised	-	-	-	-
Forfeited	(3,871,401)	(581,075)	(40,000)	(5,100)
Expired	-	-	-	-
Outstanding at December 31, 2002	16,216,722	13,560,555	1,065,350	298,000
Exercised	-	-	-	-
Forfeited	(2,797,641)	(320,500)	(32,500)	(86,421)
Expired	-	-	-	-
Outstanding at December 31, 2003	13,419,081	13,240,055	1,032,850	211,579
Exercised	-	-	-	-
Forfeited	(2,276,230)	(174,000)	(11,000)	(3,838)
Expired	-	-	-	-
Outstanding at December 31, 2004	11,142,851	13,066,055	1,021,850	207,741
Exercised	-	-	-	-
Forfeited	(476,095)	(203,750)	(18,000)	(10,241)
Expired	(608,141)	-	-	-
Outstanding at December 31, 2005	10,058,615	12,862,305	1,003,850	197,500
Exercised	-	-	-	-
Forfeited	-	(51,000)	(9,500)	(1,500)
Expired	(1,225,128)	(5,182,500)	(448,500)	-
Outstanding at December 31, 2006	8,833,487	7,628,805	545,850	196,000
Exercised	-	-	-	-
Forfeited	-	(95,500)	(500)	-
Expired	(604,010)	-	-	-
Outstanding at December 31, 2007	8,229,477	7,533,305	545,350	196,000

200 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

	2001 Plans
	(in number of options)
	€50.00	€41.00	€39.00	€32.00	€19.00	€9.00	€20.80	€9.30	€20.80
Exercise price From To	03/07/02 03/07/05 03/06/09 03/06/09	04/02/02 04/01/09	04/02/02 04/01/09	06/15/02 06/15/05 06/14/09 06/14/09	09/03/02 09/03/05 09/02/09 09/02/09	11/15/02 11/15/05 11/14/09 11/14/09	12/19/02 12/19/05 12/18/09 12/18/09	12/19/02 12/19/05 12/18/09 12/18/09	01/01/05 01/01/06 12/31/05 12/31/06
Granted	37,668,588	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	935,660
Exercised	-	-	-	-	-	-	-	-	-
Forfeited	(1,075,160)	(7,050)	-	(19,350)	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2001	36,593,428	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	935,660
Exercised	-	-	-	-	-	-	-	-	-
Forfeited	(1,271,749)	(5,500)	-	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)	(16,840)
Expired	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	35,321,679	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600	918,820
Exercised	-	-	-	-	-	-	-	(64,444)	-
Forfeited	(6,345,632)	(24,050)	-	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)	(23,950)
Expired	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	28,976,047	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406	894,870
Exercised	-	-	-	-	-	(3,000)	-	(42,574)	-
Forfeited	(1,047,721)	-	-	(33,484)	(8,800)		(2,539,840)	(13,326)	(240)
Expired	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	27,928,326	12,250	2,500	783,621	106,050	106,000	20,531,141	339,506	894,630
Exercised	-	-	-	-	-	-	-	(2,500)	-
Forfeited	(806,956)	-	-	(15,981)	(2,250)	-	(1,547,776)	(101)	(640)
Expired	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	27,121,370	12,250	2,500	767,640	103,800	106,000	18,983,365	336,905	893,990
Exercised	-	-	-	-	-	(24,000)	-	(149,967)	-
Forfeited	(623,065)	-	-	(22,590)	(8,000)	-	(3,606,350)	(77,837)	(522,710)
Expired	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	26,498,305	12,250	2,500	745,050	95,800	82,000	15,377,015	109,101	371,280
Exercised	-	-	-	-	-	-	-	(6,500)	-
Forfeited	(987,543)	(6,250)	-	(27,600)	(1,750)	-	(1,885,430)	(7,400)	-
Expired	-	-	-	-	-	-	-	-	(371,280)
Outstanding at December 31, 2007	25,510,762	6,000	2,500	717,450	94,050	82,000	13,491,585	95,201	-

2007 ANNUAL REPORT ON FORM 20-F - 201

Back to Contents

	2002 Plans
	(in number of options)
Exercise price	€17.20	€16.90	€14.40	€13.30	€5.20	€3.20	€4.60	€5.40
Exercise period From To	02/15/03 02/15/06 02/14/10 02/14/10	04/02/03 04/01/10	05/13/03 05/13/06 05/12/10 05/12/10	06/03/03 06/03/06 06/02/10 06/02/10	09/02/03 09/02/06 06/01/10 06/01/10	10/07/03 10/07/06 10/06/10 10/06/10	11/14/03 11/14/06 11/13/10 11/13/10	12/02/03 12/02/06 12/01/10 12/01/10
Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	-	-	-	-	-	-	-	-
Forfeited	(14,250)	(1,000)	-	(17,660)	(64,250)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050
Exercised	-	-	-	-	(32,182)	(853)	(3,375)	-
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800
Exercised	-	-	-	-	(204,147)	(3,165)	(20,838)	(3,562)
Forfeited	(5,578)	(6,000)	(4,469)	(5,771)	(60,849)	(3,885)	(7,294)	(2,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	83,367	35,750	44,581	243,479	654,390	13,459	75,993	38,238
Exercised	-	-	-	-	(228,445)	(3,000)	(25,873)	(15,685)
Forfeited	(10,537)	(1,000)	(3,281)	(11,500)	(15,544)	-	-	(10,918)
Expired	-	-	-	-	-	-	-	-
Adjustments	-	-	-	-	-	-	1,104	-
Outstanding at December 31, 2005	72,830	34,750	41,300	231,979	410,401	10,459	51,224	11,635
Exercised	-	-	-	-	(159,016)	(1,649)	(23,524)	-
Forfeited	(18,250)	(7,500)	(4,000)	(4,479)	(5,063)	(251)	(968)	(480)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	54,580	27,250	37,300	227,500	246,322	8,559	26,732	11,155
Exercised	-	-	-	-	(32,400)	-	(6,814)	(1,355)
Forfeited	(5,000)	-	(1,500)	(31,000)	(8,054)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	49,580	27,250	35,800	196,500	205,868	8,559	19,918	9,800

202 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

	2003 Plans
	(in number of options)
Exercise price	€6.70	€6.70	€7.60	€8.10	€9.30	€10.90	€11.20	€11.10
Exercise period From To	03/07/04 03/07/07 03/06/11 03/06/11	07/01/06 07/01/07 06/30/07 06/30/08	06/18/04 06/18/07 06/17/11 06/17/11	07/01/04 07/01/07 06/30/11 06/30/11	09/01/04 09/01/07 08/31/11 08/31/11	10/01/04 10/01/07 09/30/11 09/30/11	11/14/04 11/14/07 11/13/11 11/13/11	12/01/04 12/01/07 11/30/11 11/30/11
Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	-	-	-	-	-	-
Forfeited	(1,583,230)	(17,193)	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(1,221,749)	(111)	(6,944)	(473)	(1,603)	-	-	(562)
Forfeited	(1,142,822)	(605)	(31,654)	(23,951)	(6,300)	(29,376)	(2,000)	(37,300)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	21,671,314	809,411	299,602	29,526	141,497	71,974	61,600	163,988
Exercised	(1,566,542)	(147)	(10,746)	(1,842)	(833)	-	-	-
Forfeited	(477,617)	(467)	(10,378)	(5,434)	(2,735)	(10,291)	(1,500)	(29,501)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	19,627,155	808,797	278,478	22,250	137,929	61,683	60,100	134,487
Exercised	(2,097,255)	(14,658)	(24,573)	(9,154)	(2,062)	(906)	-	(7,660)
Forfeited	(362,806)	(317)	(4,164)	(1,001)	(7,641)	(4,594)	(49,500)	(34,616)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	17,167,094	793,822	249,741	12,095	128,226	56,183	10,600	92,211
Exercised	(2,335,784)	(175,884)	(17,098)	(4,399)	-	-	-	-
Forfeited	(428,652)	(257,203)	(4,378)	(2,695)	(4,763)	(4,865)	(2,000)	(17,000)
Expired	-	(34,358)	-	-	-	-	-	-
Outstanding at December 31, 2007	14,402,658	326,377	228,265	5,001	123,463	51,318	8,600	75,211

	2004 Plans
	(in number of options)
Exercise price	€13.20	€13.10	€12.80	€11.70	€9.90	€9.80	€11.20	€11.90
Exercise period From To	03/10/05 03/10/08 03/09/12 03/09/12	04/01/05 04/01/08 03/31/12 03/31/12	05/17/05 05/17/08 05/16/12 05/16/12	07/01/05 07/01/08 06/30/12 06/30/12	09/01/05 09/01/08 08/31/12 08/31/12	10/01/05 10/01/08 09/30/12 09/30/12	11/12/05 11/12/08 11/11/12 11/11/12	12/01/05 12/01/08 11/30/12 11/30/12
Granted	18,094,315	48,100	65,100	313,450	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	-	-	-
Forfeited	(724,065)	(7,350)	(2,550)	(13,500)	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	17,370,250	40,750	62,550	299,950	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	(300)	-	-
Forfeited	(1,017,737)	(11,292)	(6,050)	(22,450)	(1,300)	(27,700)	(800)	(5,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	16,352,513	29,458	56,500	277,500	37,150	193,300	68,800	37,900
Exercised	(700)	-	-	(2,399)	(822)	(11,330)	-	-
Forfeited	(1,131,200)	(3,467)	(3,750)	(10,638)	(5,778)	(44,297)	(6,100)	(1,938)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	15,220,613	25,991	52,750	264,463	30,550	137,673	62,700	35,962
Exercised	-	-	-	-	-	(7,148)	-	-
Forfeited	(1,070,056)	(5,191)	(3,000)	(60,462)	(1,000)	(28,757)	(30,000)	(2,162)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	14,150,557	20,800	49,250	204,001	29,550	101,768	32,700	33,800

2007 ANNUAL REPORT ON FORM 20-F - 203

Back to Contents

	2005 Plans
	(in number of options)
Exercise price	€11.41	€10.00	€8.80	€9.80	€10.20
Exercise period From To	01/03/06 01/03/09 01/02/13 01/02/13	03/10/06 03/10/09 03/09/13 03/09/13	06/01/06 06/01/09 05/31/13 05/31/13	09/01/06 09/01/09 08/31/13 08/31/13	11/14/06 11/14/09 11/13/13 11/13/13
Granted	497,500	16,756,690	223,900	72,150	54,700
Exercised	-	-	-	-	-
Forfeited	(17,400)	(707,210)	(8,800)	-	-
Expired	-	-	-	-	-
Outstanding at December 31, 2005	480,100	16,049,480	215,100	72,150	54,700
Exercised	(7,558)	(158,438)	(965)	-	(1,250)
Forfeited	(61,087)	(654,528)	(27,243)	(7,100)	(8,350)
Expired	-	-	-	-	-
Outstanding at December 31, 2006	411,455	15,236,514	186,892	65,050	45,100
Exercised	-	(133,932)	(6,611)	-	-
Forfeited	(40,427)	(1,080,029)	(32,480)	(5,900)	(4,600)
Expired	-	-	-	-	-
Outstanding at December 31, 2007	371,028	14,022,553	147,801	59,150	40,500

	2006 Plans
	(in number of options)
Exercise price	€11.70	€12.00	€9.30	€10.40
Exercise period From To	03/08/07 03/08/10 03/07/14 03/07/14	05/15/07 05/15/10 05/14/14 05/14/14	08/16/07 08/16/10 08/15/14 08/15/14	11/08/07 11/08/07 11/07/14 11/07/14
Granted	17,009,320	122,850	337,200	121,100
Exercised	-	-	-	-
Forfeited	(482,130)	(7,100)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2006	16,527,190	115,750	337,200	121,100
Exercised	-	-	-	-
Forfeited	(1,272,052)	(11,288)	(42,180)	(19,500)
Expired	-	-	-	-
Outstanding at December 31, 2007	15,255,138	104,462	295,020	101,600

	2007 Plans
	(in number of options)
Exercise price	€10.00	€9.10	€9.00	€6.30
Exercise period From To	03/11/08 03/11/11 03/10/15 03/10/15	03/28/08 03/28/11 03/27/15 03/27/15	08/16/08 08/16/11 08/15/15 08/15/15	11/15/08 11/15/08 11/14/15 11/14/15
Granted	204,584	40,078,421	339,570	294,300
Exercised	-	-	-	-
Forfeited	(17,500)	(1,349,135)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2007	187,084	38,729,286	339,570	294,300

The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel-Lucent shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).

204 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

The following table sets forth the U.S. and Canadian companies (other than Lucent) that issued these plans, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2007, the weighted average exercise price and the weighted average exercise period.

Company	Exercise price	Outstanding options			Exercisable options
		Number outstanding at December 31, 2007 (1)	Weighted remaining exercise period (years)	Weighted average exercise price	Amount exercisable at December 31, 2007 (1)	Weighted average exercise price

Packet Engines	U.S.$ 0.86	5,372	0.83	U.S.$ 0.86	5,372	U.S.$ 0.86
Xylan	U.S.$ 7.07- U.S.$ 15.24	651,003	0.79	U.S.$ 10.60	651,003	U.S.$ 10.60
Internet Devices Inc	U.S.$ 0.65- U.S.$ 1.17	20,951	1.03	U.S.$ 0.99	20,951	U.S.$ 0.99
DSC	U.S.$ 22.09- U.S.$ 40.99	11,881	0.14	U.S.$ 24.68	11,881	U.S.$ 24.68
Genesys	U.S.$ 2.99- U.S.$ 40.67	2,144,846	1.51	U.S.$ 22.93	2,144,846	U.S.$ 22.93
Astral Point	€9.95-€58.71	33,834	2.57	€22.31	33,834	€22.31
Telera	€0.43-€6.36	113,132	2.65	€5.00	113,132	€5.00
Imagic TV	€5.47-€17.94	18,771	0.88	€13.14	18,771	€13.14
TiMetra	€0.53-€7.97	1,186,182	3.17	€6.42	1,186,182	€6.42
Spatial Wireless	€0.24 – €9.10	386,302	6.28	€4.03	329,649	€3.81
Total number of options		4,572,274			4,515,621
(1) In number of Alcatel-Lucent shares.

Except in the case of Astral Point, Telera, Imagic TV, TiMetra and Spatial Wireless, upon exercise, Alcatel-Lucent will not issue new ADSs (or, consequently, shares); the options set forth in the above table for Packet Engines, Xylan, Internet Devices, DSC and Genesys entitle the holders to purchase existing ADSs held by Group subsidiaries.

Former Lucent stock-based awards:

As indicated in the business combination agreement with Lucent, each outstanding option to purchase shares granted under Lucent's compensation or benefit plans or agreements pursuant to which shares may be issued (excluding the Lucent 2001 employee stock purchase plan), whether vested or not vested, was converted into a right to acquire the number of Alcatel-Lucent ordinary shares determined by applying the exchange ratio used in the transaction. The exercise price is equal to the product of (a) the quotient of (i) the U.S. dollar exercise price per share otherwise purchasable pursuant to such Lucent stock option, divided by (ii) the exchange ratio, multiplied by the (b) euro exchange rate of €1.22.

Stock option activity for former Lucent plans is as follows:

	Former Lucent plans
	(in number of options)
Exercise price	€9.35	€10.89	€15.28	€12.40	€5.49	€6.88
Exercise period From To	01/11/07 31/10/13	01/12/06 30/11/12	01/12/06 30/11/11	01/12/06 30/11/10	01/12/06 15/12/09	01/12/06 24/11/08
Outstanding at December 1, 2006	6,088,483	4,576,237	8,010,525	7,658,168	5,328,118	9,205,331
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(73,030)	(21,892)	(19,751)	(12,200)	(7,243)	(13,966)
Outstanding at December 31, 2006	6,015,453	4,554,345	7,990,774	7,645,968	5,320,875	9,191,365
Exercised	(11,636)	(9,738)	-	-	(847,800)	(2,792,464)
Forfeited	(1,195,101)	(418,932)	(696,150)	(657,127)	(121,400)	-
Expired	-	-	-	-	-	(6,360,315)
Outstanding at December 31, 2007	4,808,716	4,125,675	7,294,624	6,988,841	4,351,675	38,586

2007 ANNUAL REPORT ON FORM 20-F - 205

Back to Contents

	Former Lucent plans
	(in number of options)
Exercise price	€61.93	€224.93	€76.64	€46.69	€0.28 to 10.00	€10.01 to 20.00	€20.01 and more
Exercise period From To	01/12/06 25/12/10	01/12/06 31/05/10	01/12/06 05/10/07	01/12/06 19/01/07	01/12/06 03/12/06 03/05/14	01/12/06 01/12/06 01/12/14	01/12/06 01/12/06 05/01/12
Outstanding at December 1, 2006	1,484,527	1,260,610	1,387,253	949,001	1,392,124	662,880	10,776,344
Granted	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-
Expired	-	(150)	-	-	(3,804)	(35,117)	(64,652)
Outstanding at December 31, 2006	1,484,527	1,260,460	1,387,253	949,001	1,388,320	627,763	10,711,692
Exercised	-	-	-	-	(164,608)	-	-
Adjustment	-	-	-	-	-	126,355	(126,355)
Forfeited	(1,504)	(110,367)	-	-	(519,079)	-	(2,445,915)
Expired	-	-	(1,387,253)	(949,001)	-	-	-
Outstanding at December 31, 2007	1,483,023	1,150,093	-	-	704,633	754,118	8,139,422

Moreover, each unvested restricted stock unit granted under Lucent's compensation or benefit plans or agreements was converted into the number of Alcatel-Lucent ordinary shares determined by applying the exchange ratio used in the transaction.

The following table summarizes unvested restricted stock unit activity:

Former Lucent restricted unit activity
In number of stocks
Unvested at December 1, 2006	1,684,575
Vested	(961)
Forfeited	(20,918)
Unvested at December 31, 2006	1,662,696
Vested	(679,998)
Forfeited	(69,366)
Unvested at December 31, 2007	913,332

e/ Share-based payments

Only stock option plans established after November 7, 2002, and whose stock options were not yet fully vested at January 1, 2005, are restated according to IFRS 2 “Share-based Payment”. Those stock options that were fully vested at December 31, 2004 will not result in a charge due to the adoption of IFRSs in subsequent accounting periods.

By simplification, for historical Alcatel plans, during the vesting period and as a result of employees leaving the Group, no option cancellations are considered when determining compensation expense for stock options granted. During the vesting period and as a result of employees leaving the Group, the accounting impact of option cancellations is recognized when the cancellation is made. For options cancelled before the end of the vesting period, this can mean correcting the charge, recognized in prior accounting periods, in the period following the cancellation.

During the vesting period, annual forfeiture rates of 7% for Lucent plans and 5% for stock options granted by Alcatel-Lucent since March 2007 are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Options cancelled after the vesting period and options not exercised do not result in correcting charges previously recognized.

– Fair value of options granted by historical Alcatel (prior December 1, 2006) and by Alcatel-Lucent (after December 1, 2006)

The fair value of stock options is measured at granting date using the Cox-Ross-Rubinstein Binomial model. This allows behavioral factors governing the exercise of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period (refer to note 1w). The expected volatility is determined as being the implied volatility at the grant date.

Assumptions for the plans representing more than 1,000,000 outstanding options related to historical Alcatel (before December 1, 2006) and Alcatel-Lucent (after December 1, 2006) are as follows:

•

expected volatility: 60% for the March 2003 plan, 40% for the 2004 and 2005 plans, 32% for the March 2006 plan and 33% for the March 2007 plan;

•

risk-free rate: 3.84% for the March 2003 plan, 3.91% for the March 2004 plan, 3.50% for the March 2005 plan and for the March 2006 plan and 4% for the March 2007 plan;

•

distribution rate on future income: 0% in 2003, 2004 and 2005, 1% for March 2006 plan and 0.8% for later years.

206 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Based on these assumptions, the fair values of historical Alcatel options (before December 1, 2006) and Alcatel-Lucent options (after December 1, 2006) used in the calculation of compensation expense for share-based payments are as follows:

•

 March 2003 plan with an exercise price of €6.70: fair value of €3.31;

•

 March 2004 plan with an exercise price of €13.20: fair value of  €5.06;

•

 March 2005 plan with an exercise price of €10.00: fair value of €3.72;

•

 March 2006 plans with an exercise price of €11.70: fair value of €3.77.

•

 March 2007 plan with an exercise price of €9.10: fair value of €3.04;

•

 Other plans have fair values between €2.18 and €4.90 and a weighted average fair value of €3.59.

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

Impact on income (loss) from operating activities of share-based payments resulting from stock option or stock purchase plans

	(In millions of euros)
	2007	2006	2005
Compensation expense for share-based payments	102	63	67
Presented in the income statement :
- cost of sales	25	19	21
- administrative and selling expenses	47	28	29
- research and development costs	27	16	17
- restructuring costs	3	-	-

The entire expense recognized due to applying IFRS 2 concerns share-based payments equity settled. None of these transactions results in the outflow of cash.

Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions:

The following rules are applicable to all plans granted by historical Alcatel in 2003, 2004, 2005 and 2006 and by Alcatel-Lucent in 2007:

– Vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48th of the options are vested if the employee remains employed by the Group.

– Exercise period depends on country: in some countries, stock options can be exercised as soon as they are vested; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

Certain plans that existed at companies acquired in a business combination were converted into historical Alcatel or Alcatel-Lucent subscription stock option plans or stock purchase plans. For plans of companies acquired, the vesting conditions and the options life of the original plans remain in place.

Conditions of settlement:

All stock options granted by historical Alcatel or Alcatel-Lucent are exclusively settled in shares.

Number of options granted and change in number of options

As indicated in note 1w, only options issued by historical Alcatel after November 7, 2002 and not fully vested at January 1, 2005 and those issued after January 1, 2005 by historical Alcatel or Alcatel-Lucent are accounted for according to IFRS 2. In case of a business combination, outstanding stock options at the acquisition date of a company acquired by historical Alcatel or Alcatel-Lucent usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity (included in additional paid-in capital) and are considered as being in the scope of IFRS 2 if the business combination occurred after November 7, 2002.

2007 ANNUAL REPORT ON FORM 20-F - 207

Back to Contents

Stock option plans covered by IFRS 2 (excluding all Lucent plans) and the change in number of stock options generating compensation expense are:

	2003 Plans		2004 Plans		2005 Plans		2006 Plans		2007 Plans		Total
	(in number of options)
Exercise price	€6.70	€7.60 to 11.20	€13.20	€9.80 to 13.10	€10.00	€8.80 to 11.41	€11.70	€9.30 to 12.00	€9.10	€6.30 to 10.00
Exercise period From To	07/03/04 07/03/07 06/03/11 06/03/11	18/06/04 01/12/07 17/06/11 30/11/11	10/03/05 10/03/08 09/03/12 09/03/12	01/04/05 01/12/08 31/03/12 30/11/12	10/03/06 10/03/09 09/03/13 09/03/13	03/01/06 01/09/09 02/01/13 31/08/13	08/03/07 08/03/10 07/03/14 07/03/14	15/05/07 08/11/10 14/05/14 07/11/14	28/03/08 28/03/11 27/03/15 27/03/15	01/03/08 15/11/11 28/02/15 14/11/15
Outstanding at December 31, 2004	12,079,954	536,493	17,370,250	775,500	-	-	-	-	-	-	30,762,197
Granted	-	-	-	-	16,756,690	848,250	-	-	-	-	17,604,940
Exercised	(1,172,079)	(10,050)	-	(300)	-	-	-	-	-	-	(1,182,429)
Forfeited	(357,667)	(44,854)	(1,017,737)	(74,592)	(707,210)	(26,200)	-	-	-	-	(2,228,260)
Expired	-	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	10,550,208	481,589	16,352,513	700,608	16,049,480	822,050	-	-	-	-	44,956,448
Granted	-	-	-	-	-	-	17,009,320	581,150	-	-	17,590,470
Exercised	(1,579,975)	(33,224)	(700)	(14,551)	(158,438)	(9,773)	-	-	-	-	(1,796,661)
Forfeited	(271,661)	(76,114)	(1,131,200)	(75,968)	(654,528)	(103,780)	(482,130)	(7,100)	-	-	(2,802,481)
Expired	-	-	-	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	8,698,572	372,251	15,220,613	610,089	15,236,514	708,497	16,527,190	574,050	-	-	57,947,776
Granted	-	-	-	-	-	-	-	-	40,078,421	838,454	40,916,875
Exercised	(1,412,814)	(13,527)	-	(7,148)	(133,932)	(6,611)	-	-	-	-	(1,574,032)
Forfeited	(366,467)	(25,406)	(1,070,056)	(131,072)	(1,080,029)	(83,407)	(1,272,052)	(72,968)	(1,349,135)	(17,500)	(5,468,092)
Expired	(19,326)	-	-	-	-	-	-	-	-	-	(19,326)
Outstanding at December 31, 2007	6,899,965	333,318	14,150,557	471,869	14,022,553	618,479	15,255,138	501,082	38,729,286	820,954	91,803,201
Of which could be exercised	6,899,965	333,318	13,058,110	384,757	9,468,783	398,905	6,464,494	158,186	-	-	37,166,518
Average share price at exercise during the period	9.91	10.14	-	10.41	10.47	10.36	-	-	-	-	9.96

For Lucent stock option plans covered by IFRS 2, the change in number of stock options generating compensation expense are:

	Lucent plans
	(in number of options)						Total
Exercise price	€9.35	€10.89	€15.28	€12.40	€0.28 to 10.00	€10.01 to 20.00
Exercise period From To	01/11/07 31/10/13	01/12/06 30/11/12	01/12/06 30/11/11	01/12/06 30/11/10	01/12/06 03/12/06 03/05/14	01/12/06 01/12/06 01/02/14
Outstanding at December 1, 2006	6,088,483	4,569,566	5,953,537	954,040	283,121	606,827	18,455,574
Granted	-	-	-	-	-	-	-
Exercised	-	-	-	-	-	-	-
Expired/Forfeited	(73,030)	(21,860)	(14,679)	(1,520)	-	(185)	(111,274)
Outstanding at December 31, 2006	6,015,453	4,547,706	5,938,858	952,520	283,121	606,642	18,344,300
Granted	-	-	-	-	-	-	-
Exercised	(11,636)	(9,724)	-	-	(95,532)	-	(116,892)
Expired/Forfeited	(1,195,101)	(418,321)	(517,389)	(81,863)	(59,667)	(350,903)	(2,623,244)
Outstanding at December 31, 2007	4,808,716	4,119,661	5,421,469	870,657	127,922	255,739	15,604,164
Of which could be exercised	1,262,151	2,156,752	4,144,891	870,657	124,710	169,012	8,728,173
Average share price at exercise during the period	10.29	10.65	-	-	9.66	-	9.81

208 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

f/ Treasury stock

Alcatel-Lucent has established a buy-back program for the ordinary shares, authorized at the shareholders' ordinary annual general meetings held on September 7, 2006 and June 1, 2007, for the purpose of allocating those shares to employees of the group under the terms provided by law, of honoring obligations arising from the issuance of securities conferring a right to the capital of the company or for the purpose of using them in an exchange or as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and authorization expires 18 months from the most recent shareholders' general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2007 (no shares were purchased through 2006 and 2005).

The value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was €1,567 million at December 31, 2007 (€1,572 million at December 31, 2006 and €1,575 million at December 31, 2005). They are deducted at cost from retained earnings.

g/ Minority interests

(In millions of euros)
Balance at December 31, 2004	373
Other changes (1)	61
Minority interests in 2005 income	41
Balance at December 31, 2005	475
Other changes (1)	(25)
Minority interests in 2006 income	45
Balance at December 31, 2006	495
Other changes (1)	(21)
Minority interests in 2007 income	41
Balance at December 31, 2007	515
(1) This amount primarily relates to dividends distributed to minority interests and to net gains (losses) recognized directly in equity attributable to minority interests.

Note 24
Compound financial instruments

Compound financial instruments (convertible bonds)

				(In millions of euros)
	OCEANE			8% Lucent		7.75% Lucent		2.875% A, Lucent		2.875% B, Lucent
	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Balance sheet
Equity component	81	105	126	-	76	119	142	205	237	266	306
Shareholders’ equity	81	105	126	-	76	119	142	205	237	266	306
Convertible bonds – due after one year	941	916	901		-	655	726	319	349	357	392
Convertible bonds – due within one year and interest paid and payable	48	49	48	-	310	3	3	1	1	1	1
Financial debt	989	965	949	-	310	658	729	320	350	358	393
Income statement
Finance costs relating to gross debt	(72)	(70)	(68)	(7)	(3)	(69)	(6)	(23)	(2)	(26)	(2)

a/ ORANE (Obligations Remboursables en Actions Nouvelles ou Existantes)

On December 19, 2002, historical Alcatel issued 120,786,517 notes, of nominal value €5.34 each, mandatorily redeemable for new or existing ordinary shares (ORANE) (one share for one note), for a total amount of €645 million, with a maturity date of December 23, 2005. The notes carried an annual interest rate of 7.917%. On January 2, 2003, historical Alcatel paid the full amount of the discounted interest of €132 million, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to €1.09115 for each note.

During 2004, 3,660 notes were repaid by issuance of 3,212 shares. During 2005, and prior to the redemption of the notes on December 23, 2005, 10,560 notes were repaid by issuance of 10,307 shares (the difference between the number of notes repaid and the number of shares issued (253) results from the impact of discounted interest at the time of the debt issuance).

The notes were entirely redeemed on December 23, 2005 by the issuance of 120,769,959 shares. For the repayment of the ORANEs, historical Alcatel issued only new shares.

2007 ANNUAL REPORT ON FORM 20-F - 209

Back to Contents

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

b/ OCEANE (Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes)

On June 12, 2003, historical Alcatel issued 63,192,019 bonds having a nominal value of €16.18 each, convertible into new or existing ordinary shares (OCEANE) for a total value of €1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.

These bonds have a buy-back option that Alcatel-Lucent can exercise in the period from June 12, 2008 to December 31, 2010.

The OCEANE bonds are considered a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €861 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at €162million at the date of issuance. The contra entry to the equity component, which is amortized to net result over the life of the debt, increases the interest cost of this financial debt by €23 million in 2007, €22 million in 2006 and by €20 million in 2005.

The effective rate of interest of the debt component is 7.83% including debt issuance costs.

At December 31, 2007, the fair value of the debt component of the OCEANE bonds was €1,012 million (see note 26h) and the market value of the OCEANE bonds was €1,030 million (€1,059 million and €1,144 million respectively as of December 31, 2006)

c/ Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

Alcatel-Lucent launched a joint solicitation of consent from holders of record as of December 14, 2006, of Lucent’s 2.75% Series A Convertible Senior Debentures due 2023 and 2.75% Series B Convertible Senior Debentures due 2025 (collectively, the “Debentures") to amend the Indenture for the Debentures, in return for a full and unconditional guaranty from Alcatel-Lucent, which is unsecured and subordinated to its senior debt, a one time adjustment to the conversion ratio, a further adjustment to the conversion ratios upon cash dividends or distributions on Alcatel-Lucent ordinary shares in excess of €0.08 per share annually and a change of the interest rate to 2.875% from 2.75%.

The amendment allows Alcatel-Lucent to provide such information, documents and other reports that are required to be filed by Alcatel-Lucent pursuant to sections 13 and 15(d) of the U.S. Securities Exchange Act of 1934, to holders of the Debentures, instead of having to produce separate statements for Lucent after the completion of the business combination. The consent solicitation was completed on December 29, 2006. As a result, the following terms of Lucent's 2.75% convertible senior debentures were modified as follows:

	Series A		Series B
	Old Terms	New Terms	Old Terms	New Terms
Coupon rate	2.75%	2.875%	2.75%	2.875%
Conversion ratio	58.4431	59.7015	62.5641	65.1465

The benefit granted to the bondholders corresponding to the adjustment of the conversion ratio amounted to €18 million and was accounted for in  “Other financial loss” in 2006(see note 8).

The debentures rank equal in priority with all of the existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of Lucent's existing and future subordinated indebtedness.  The terms governing the debentures limit the ability to create liens, secure certain indebtedness and merge with or sell substantially all of its assets to another entity.

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

210 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

The following table summarizes the specific terms of these securities.

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

At December 31, 2007, the fair value of the debt component of the convertible bonds (see note 26h) was €331 million for Series A and €282 million for Series B (€349 million and €386 million respectively as of December 31, 2006) and the market value of the convertible bonds was €467 million for Series A and €473 million for Series B (€613 million and €744 million respectively as of December 31, 2006).

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of $1.75 billion.  The Trust used the proceeds to purchase Lucent Technologies Inc 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets.  The terms of the trust preferred securities are substantially the same as the terms of the debentures.  Lucent Technologies Inc owns all of the common securities of the Trust and as a result consolidates the Trust.

Lucent may redeem the debentures, in whole or in part, for cash at premiums ranging from 103.88% beginning March 20, 2007, to 100.00% on March 20, 2012 and thereafter.  To the extent Lucent redeems debentures, the Trust is required to redeem a corresponding amount of trust preferred securities.  Lucent has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Lucent makes payments on the debentures to the Trust.

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

At December 31, 2007, the fair value of the debt component of the convertible bonds was €478 million and the market value of the convertible bonds was €549 million (€725 million and €853 million respectively as of December 31, 2006).

8% Convertible Securities

Lucent's 8% convertible securities were redeemed on March 29, 2007 at the option of the issuer for an aggregate amount of U.S.$ 486 million. The consideration was allocated to the liability component (U.S.$ 408 million) and the equity component (U.S.$ 78 million), resulting in a financial loss of €12 million (see notes 8 and 26 (c)).

Note 25
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

In addition to state pension plans, the plans can be defined contribution plans or defined benefit plans. In the latter case, such plans are wholly or partially funded by assets solely to support these plans (listed shares, bonds, insurance contracts or other types of dedicated investments).

2007 ANNUAL REPORT ON FORM 20-F - 211

Back to Contents

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

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were €79 million for 2007 (€56 million for 2006 and €40 million for 2005).

Defined benefit plans

Independent actuaries calculate annually the Group’s obligation in respect of these plans, using the projected unit credit method. Actuarial assumptions comprise mortality, rates of employee turnover, projection of future salary levels, healthcare cost trend rates and revaluation of future benefits. Future estimated benefits are discounted using discount rates appropriate to each country.

These plans have differing characteristics :

•

life annuity : the retirees benefit from receiving a pension during their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States.

•

lump-sum payment on the employee’s retirement or departure. These plans are to be found primarily in France, Belgium and Italy.

•

post-employment medical care during retirement. In the United States, Alcatel-Lucent reimburses medical expenses of certain retired employees.

Pensions and retirement obligations are determined in accordance with the accounting policies presented in note 1k.

For former Lucent activities, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, a majority of which are located in the US, as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage.  The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998.  No employees were transitioned from the traditional program to the cash balance program.  Additionally, employees covered by the cash balance program are not eligible to receive company-paid post-retirement health and group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive post-retirement group life and health care benefits. As of January 1, 2008, there are no new entrants into the defined benefit plan for Management retirees.

a/ Actuarial assumptions

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2007, 2006 and 2005 are as follows (the rates indicated are weighted average rates):

	2007	2006	2005
Discount rate	6.04%	5.54%	3.95%
Future salary increases	3.83%	3.90%	3.34%
Expected long-term return on assets	7.39%	7.35%	4.28%
Post-retirement cost trend rate	7.70% to 5.90%	8.20% to 5.00%	7.50%

The above rates are broken down by geographical segment as follows for 2007, 2006 and 2005:

212 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

2007	Discount rate	Future salary increases	Estimated long-term return on assets
France	5.20%	3.36%	5.40%
Belgium	5.20%	3.80%	5.30%
United Kingdom	5.50%	4.49%	6.75%
Germany	5.20%	2.75%	4.33%
Rest of Europe	4.71%	3.01%	4.96%
United States of America	6.19%	3.97%	7.62%
Other	4.69%	4.28%	4.21%
2006
France	4.10%	3.41%	5.10%
Belgium	4.11%	3.71%	4.48%
United Kingdom	5.21%	4.53%	6.59%
Germany	4.13%	2.76%	4.26%
Rest of Europe	4.20%	2.54%	4.14%
United States of America	5.72%	4.01%	7.62%
Other	4.12%	4.18%	4.35%
2005
France	3.75%	3.49%	4.27%
Belgium	3.75%	3.70%	3.75%
United Kingdom	5.00%	4.25%	6.50%
Germany	3.75%	2.75%	3.50%
Rest of Europe	3.32%	2.86%	3.85%
United States of America	4.98%	4.93%	5.37%
Other	4.25%	4.89%	5.12%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations – AA or AAA) in each country having maturity dates equivalent to those of the plans.

The returns on plan assets are determined plan by plan and depend upon the asset allocation of the investment portfolio and the expected future performance.

b/ Components of net periodic cost of post-employment benefit

	(In millions of euros)
	2007	2006	2005
Service cost	(158)	(73)	(60)
Interest cost	(1,575)	(256)	(139)
Expected return on plan assets	2,119	286	93
Amortization of prior service cost	(4)	(7)	-
Effect of curtailments and settlements	(12)	-	7
Non represented healthcare plan amendment	258	-	-
Net periodic benefit cost	628	(50)	(99)
Of which: - recognized in Income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	(162)	(81)	(53)
- recognized in restructuring costs	(12)	-	-
- non represented healthcare plan amendment	258	-	-
- recognized in other financial income (loss)	544	31	(46)

2007 ANNUAL REPORT ON FORM 20-F - 213

Back to Contents

c/ Change in the obligation recorded in the balance sheet

	(In millions of euros)
	2007	2006	2005
Change in benefit obligation
Benefit obligation at January 1	(30,230)	(3,503)	(3,289)
Service cost	(158)	(73)	(60)
Interest cost	(1,575)	(256)	(139)
Plan participants' contributions	(165)	(15)	(5)
Amendments	249	(5)	-
Business combinations	(8)	(27,694)	(31)
Disposals	-	138	2
Curtailments	27	2	7
Settlements	21	14	26
Special termination benefits	(32)	1	(2)
Actuarial gains and (losses)	1,135	759	(129)
Benefits paid	2,645	434	177
Medical Part D Subsidy	(33)	-	-
Foreign currency translation and other	2,699	(32)	(60)
Benefit obligation at December 31	(25,425)	(30,230)	(3,503)

Benefit obligation excluding effect of future salary increases	(21,538)	(29,659)	(3,237)
Effect of future salary increases	(498)	(571)	(266)
Benefit obligation	(25,425)	(30,230)	(3,503)
Pertaining to retirement plans	(22,029)	(25,848)	(3,483)
Pertaining to post-employment medical care plans	(3,396)	(4,382)	(20)

Change in plan assets
Fair value of plan assets at January 1	30,197	2,286	2,106
Expected return on plan assets	2,119	286	93
Actuarial gains and (losses)	1,072	57	111
Employers' contributions	257	129	80
Plan participants' contributions	165	15	5
Amendments	(15)	-	-
Business combinations	-	27,825	-
Disposals	-	(30)	-
Curtailments	-	-	-
Settlements	(16)	(14)	(26)
Benefits paid / Special termination benefits	(2,580)	(395)	(117)
Foreign currency translation and other	(2,968)	38	34
Fair value of plan assets at December 31	28,231	30,197	2,286

Present value of defined benefit obligations that are wholly or partly funded	(23,635)	(27,984)	(2,433)
Fair value of plan assets	28,231	30,197	2,286
Funded status of defined benefit obligations that are wholly or partly funded	4,596	2,213	(147)
Present value of defined benefit obligations that are wholly unfunded	(1,790)	(2,246)	(1,070)
Funded status	2,806	(33)	(1,217)
Unrecognized prior service cost	1	-	-
Unrecognized surplus (due to application of asset ceiling)	(3,737)	(1,899)	(3)
Net amount recognized	(930)	(1,932)	(1,220)
of which: - prepaid pension costs	3,472	3,435	525
- pensions, retirement indemnities and other post-retirement benefits	(4,402)	(5,367)	(1,745)

214 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Change in pension and post-retirement net asset (liability) recognized :

(In millions of euros)
	December 31, 2007			December 31, 2006			December 31, 2005
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Net asset (liability) recognized as of January 1	1,585	(3,517)	(1,932)	(1,200)	(20)	(1,220)	(1,171)	(17)	(1,188)
Operational charge	(152)	(10)	(162)	(80)	(1)	(81)	(60)	-	(60)
Financial income (1)	719	(175)	544	49	(18)	31	(45)	(1)	(46)
Curtailment (2)	(12)	-	(12)	-	-	-	5	2	7
Non represented healthcare plan amendment (3)	-	258	258	-	-	-	-	-	-
Total recognized in profits (losses)	555	73	628	(31)	(19)	(50)	(100)	1	(99)
Actuarial gains and (losses) for the period	2,110	97	2,207	737	79	816	(13)	(5)	(18)
Asset ceiling limitations	(2,201)	-	(2,201)	(146)	-	(146)	-	-	-
Total recognized in Statement Of Recognized Income and Expense (4)	(91)	97	6	591	79	670	(13)	(5)	(18)
Contributions and benefits paid	186	111	297	(228)	399	171	138	3	141
Change in consolidated companies	(8)	-	(8)	2,469	(3,949)	(1,480)	(60)	-	(60)
Other (reclassifications and exchange rate changes)	(272)	351	79	(16)	(7)	(23)	6	(2)	4
Net asset (liability) recognized as of December 31	1,955	(2,885)	(930)	1,585	(3,517)	(1,932)	(1,200)	(20)	(1,220)
Of which :
- Prepaid pension costs	3,472	-	3,472	3,435	-	3,435	525	-	525
- Pension, retirement indemnities and post-retirement benefits liability	(1,517)	(2,885)	(4,402)	(1,850)	(3,517)	(5,367)	(1,725)	(20)	(1,745)

(1)

This income is mainly due to the expected return on plan assets (refer to note 8).

(2)

Accounted for in restructuring costs in 2007 and in operational charge in 2005

(3)

Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(4)

The amounts recognized directly in the Statement Of Recognized Income and Expense (SORIE) indicated in the table above differ from the one disclosed in the SORIE in page 5, due to the amounts related to discontinued activities, which are excluded in the above schedule.

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for over funded plans cannot be used for under funded plans. The over funded status, which amounted to €2,806 million at December 31, 2007 (under funded status amounted to €33 million at December 31, 2006 and €1,217 million at December 31, 2005) relates primarily to Lucent’s post-retirement benefits (see below) and to plans in France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See section D below for information on Lucent's plans.

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

						(In millions of euros)
	Benefit obligation	Plan assets	Funded (unfunded) status	Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
				Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets
2007	(25,425)	28,231	2,806	(166)	0.65%	1,072	3.80%
2006	(30,230)	30,197	(33)	21	0.07%	57	0.19%
2005	(3,503)	2,286	(1,217)	72	2.06%	111	4.86%

2007 ANNUAL REPORT ON FORM 20-F - 215

Back to Contents

In respect of the medical care plans, a change of one percentage point in the assumed medical costs has the following impact (in millions of euros):

	Increase of 1%	Decrease of 1%
Impact on the current service cost and interest costs	(7)	7
Impact on the benefit obligation	(115)	102

The plan assets of retirement plans are invested as follows:

	(In millions of euros and percentage)
	Bonds	Equity securities	Private equity and other	Real estate	Total
2007	17,154	5,628	3,139	2,310	28,231
	61%	20%	11%	8%	100%
2006	14,382	10,966	2,537	2,312	30,197
	48%	36%	8%	8%	100%
2005	941	626	348	371	2,286
	41%	28%	15%	16%	100%

As part of the prudent management of its funds relative to the corresponding obligations, the Group reduced the exposure of its defined benefit pension plans to equity markets in November 2007. As of December 31, 2007, the global asset allocation of the group’s plans was as follows: 20% in equity securities, 61% in bonds and 19% in alternatives (i.e., real estate, private equity and hedge funds). This compares to respectively 36%, 48% and 16% as of December 31, 2006.

For historical Alcatel companies, the investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity securities cannot exceed 80% of plan assets and no individual equity security may represent more than 5% of total equity securities within the plan. The equity securities held by the plan must be listed on a recognized exchange. The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.

The contributions that are expected to be paid for 2008 are €124 million for the pension and other post-retirement benefits plans.

Expected benefit payments made for beneficiaries from defined benefit pension plans through 2017 are as follows:

(In millions of euros)
Total	Expected benefit payments
2008	2,238
2009	2,181
2010	2,132
2011	2,087
2012	2,190
2013-2017	9,648

d/ Cumulative amounts for actuarial differences (before taxes) booked against the Consolidated Statements of Recognized Income and Expense

(In millions of euros)
	2007	2006	2005
Balance at January 1	766	(34)	(7)
Net actuarial (losses)/gains during the period	2,207	816	(18)
Change due to discontinued activities (Thales) and related to the creation of two joint ventures with Finmeccanica	-	(14)	(9)
Balance at December 31	2,973	766	(34)

e/ U.S. healthcare plan amendment

During June 2007, certain changes to Lucent’s management retiree healthcare benefits were approved.  Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees will be changed to a drug plan design similar to the Medicare Part D program.  The impact of this change resulted in additional net income of €77 million as summarized in the following table.

	(In millions of euros)
	Before amendment	Amendment effect	After amendment
Gross Projected Benefit Obligation (PBO)	(1,106)	463	(643)
Part D subsidy (tax free)	205	(205)	-
Net PBO	(901)	258 (1)	(643)
Deferred taxes (2)		(181)
Net impact after deferred taxes		77
(1) Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement. (2) Refer to note 9.

216 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

f/ Lucent’s US pension and post-retirement obligations

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2007 and December 31, 2006. All these data are included in the figures presented on a consolidated basis in notes 25b, c and d).

			(In millions)
December 31, 2007	Pension benefits		Post-retirement benefits
Change in benefit obligation:	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2007	(28,742)	(21,824)	(5,754)	(4,369)
Service cost	(126)	(92)	(13)	(10)
Interest cost	(1,640)	(1,196)	(297)	(217)
Actuarial gains (losses)	1,036	755	136	100
Amendments	(6)	(5)	353	258
Transfer from US Alcatel plan	(253)	(184)	-	-
Benefits paid	2,482	1,810	864	631
Medical Part D subsidy	-	-	(46)	(33)
Plan participant contributions	-	-	(218)	(159)
Settlements	-	-	-	-
Curtailments	-	-	-	-
Special termination benefits	(47)	(34)	(1)	(0)
Other (reclassification and exchange rate changes)	-	2,228	(5)	415
Benefit obligation at December 31, 2007	(27,296)	(18,542)	(4,981)	(3,384)
Change in plan assets:
Fair value of plan assets at January 1, 2007	34,444	26,153	1,141	866
Actual return on plan assets	4,117	3,003	61	45
Benefits paid	(2,482)	(1,810)	(864)	(631)
Plan participant contributions	-	-	218	159
Company contributions	38	27	197	144
Transfer from US Alcatel plan	213	156	-	-
Other (external transfer and exchange rate changes)	(55)	(2,886)	-	(72)
Fair value of plan assets at December 31, 2007	36,275	24,642	753	511
Funded status of the plan	8,979	6,100	(4,228)	(2,873)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(5,364)	(3,644)	-	-
Net asset (liability) recognized	3,615	2,456	(4,228)	(2,873)
Amounts recognized in the consolidated balance sheets:
Prepaid pension costs	4,001	2,718	-	-
Pensions, retirement indemnities and other post-retirement benefits	(386)	(262)	(4,228)	(2,873)
Net asset (liability) recognized	3,615	2,456	(4,228)	(2,873)

Additional Information

	(In millions)
December 31, 2007	Pension benefits		Post-retirement benefits
Benefit obligation by major plans	U.S.$	€	U.S.$	€	€
U.S. management	(16,412)	(11,149)	-		-
U.S. occupational	(10,497)	(7,131)	-		-
Supplemental	(387)	(262)	-		-
Non-represented health	-	-	(837)		(569)
Formerly represented health	-	-	(2,721)		(1,848)
Group life and other	-	-	(1,423)		(967)
Benefit obligation at end of year	(27,296)	(18,542)	(4,981)		(3,384)
Plan assets by major plans:
U.S. management	18,994	12,903	-		-
U.S. occupational	17,281	11,739	-		-
Supplemental	-	-	-		-
Formerly represented health	-	-	108		74
Group life and other	-	-	645		437
Fair value of plan assets at end of year	36,275	24,642	753		511

2007 ANNUAL REPORT ON FORM 20-F - 217

Back to Contents

Components of Net Periodic Benefit Cost	(In millions)
December 31,2007	Pension benefits		Post-retirement benefits
Pension credit / post-retirement benefit cost:	U.S.$	€	U.S.$	€
Service cost	(126)	(92)	(13)	(10)
Interest cost on benefit obligation	(1,640)	(1,196)	(297)	(217)
Expected return on plan assets	2,633	1,921	58	42
Amortization of unrecognized prior service costs	(6)	(5)	-	-
Subtotal	861	628	(252)	(185)
Special termination benefits	(47)	(34)	(1)	(0)
Curtailments	-	-	-	-
Settlements	-	-	-	-
Pension credit / post-retirement benefit cost	814	594	(253)	(185)
US healthcare plan amendment	-	-	353	258
Pension credit/ post-retirement benefit cost	814	594	100	73

Key assumptions

Assumptions used to determine:	December 2007
Benefit obligations – discount rate:
Pension	6.20%
Post-retirement health care and other	5.88%
Post-retirement life	6.32%
Rate of compensation increase	3.97%
Net benefit cost or credit – discount rate:
Pension	5.95%
Post-retirement health care and other	5.71%
Post-retirement life	5.98%
Expected return on plan assets:
Pension –	7.66%
Post-retirement health care	5.25%
Post-retirement life	7.25%

The weighted average expected rate of return on plan assets that will be used to determine the calendar 2008 net periodic benefit cost is 7.27% for pensions, 4.20% for post-retirement health care benefits and 6.95% for post-retirement life insurance benefits.

December 31, 2007
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	7.7%
Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	7.8%
Rate that the cost trend rate gradually declines to	5.9%
Year that the rate reaches the rate it is assumed to remain at	2012

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions of U.S.$)
	1 percentage point
	Increase	Decrease
Effect on total of service and interest cost components	(10)	9
Effect on post-retirement benefit obligation	(169)	150

Yield curves matching Alcatel-Lucent benefit obligations were derived from 30-year Treasury rates. The resulting risk free rates from these yield curves were adjusted to available yields on high-quality fixed income investments with maturities corresponding to its benefit obligations to develop discount rates at each measurement date. Yields and changes in yields of several funds, as well as the original Citigroup pension yield curve, were also considered in setting the discount rates. The average duration of Alcatel-Lucent primary pension obligations and post-retirement health care obligations were 9.47 years and 6.09 years, respectively, as of December 31, 2007.

218 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Alcatel-Lucent considered several factors in developing its expected rate of return on plan assets, including its historical returns and input from its external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Alcatel-Lucent’s long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from its external advisors of 0.25% for its management plan and 0.22% for its occupational plan as of December 31, 2007. Its actual 10-year annual rate of return on pension plan assets was 9.22% for the period ending December 31, 2007.

On December 8, 2003, the President of the United States signed the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act). The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Alcatel-Lucent currently sponsors retiree health care plans that provide prescription drug benefits to its U.S. retirees that its plan actuaries have determined are actuarially equivalent to Medicare Part D.

Alcatel-Lucent elected to prospectively recognize the effects of the Act during the fourth quarter of fiscal 2004, which reduced the accumulated post-retirement benefit obligation by approximately U.S.$ 600 million. On January 21, 2005, the Centers for Medicare and Medicaid Services issued a Final Rule in the Federal Register for implementing the Medicare Prescription Drug Benefit that clarified the methodology for determining actuarial equivalence and the amount of the federal subsidy. The impact of the Final Rule did not materially affect Lucent post-retirement benefit cost and related obligation.

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

Asset category:	Pension target allocation range as of December 31, 2007	Percentage of pension plan assets as of December 31, 2007	Post-retirement target allocation as of December 31, 2007	Percentage of post-retirement plan assets as of December 31, 2007
Equity securities	16%-30%	19%	50%	42%
Fixed Income Securities	54%-70%	63%	50%	58%
Real estate	4%-8%	7%	-	-
Private Equity and other	7%-13%	11%	-	-
Cash	-	-	-	-
Total		100%		100%

The majority of Lucent’s US pension plan assets are held in a master pension trust.  Lucent’s US post-retirement plan assets are held in three separate trusts in addition to the amount set aside in the master pension trust for retiree healthcare.  Plan assets are managed by independent investment advisors with the objective of maximizing returns with a prudent level of risk.  Alcatel-Lucent periodically completes asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations.  The Board of Directors formally approves the target allocation ranges every three to five years upon completion of a study by the external advisors.  During the fourth quarter of 2007, the allocation of the U.S. pension plan assets was changed as part of a routine periodic review. The overall pension plan asset portfolio now reflects a balance of investments split about 37.5 / 62.5 between equity and fixed income securities compared to the previous split of about 50/50 between equity and fixed income. Alcatel-Lucent believes this action was prudent given the demographics, funded status and future obligations for its pension plans.  Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk.

Pension plan assets included U.S.$ 0.4 million and U.S.$ 2 million of Alcatel-Lucent ADSs (American Depository Shares) as of December 31, 2007 and December 31, 2006, respectively.

Contributions

Alcatel-Lucent contributes to its pension and post-retirement benefit plans to make benefit payments to plan participants and to pre-fund some benefits by means of trust funds. For Alcatel-Lucent’s U.S. pension plans, the funding policy is to contribute amounts to the trusts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as Alcatel-Lucent may determine to be appropriate. Contributions are made to benefit plans for the sole benefit of plan participants.

On December 27, 2006, Alcatel-Lucent made a Section 420 "collectively bargained transfer" of excess pension assets from the occupational pension plan in the amount of U.S.$ 504 million to fund healthcare benefits for formerly represented retirees for the period beginning October 1, 2006 through December 31, 2007. Alcatel-Lucent expects to make another "collectively bargained" transfer during 2008 to fund healthcare benefits for formerly represented retirees for the period of January 1, 2008 through December 31, 2008.

2007 ANNUAL REPORT ON FORM 20-F - 219

Back to Contents

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2017. Alcatel-Lucent does not expect to make contributions to its qualified U.S. pension plans during calendar 2008 or 2009. Alcatel-Lucent is unable to estimate the expected contributions to its qualified U.S. pension plans beyond calendar 2009. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes.  The table below reflects the use of excess pension assets to fund 2008 healthcare costs for formerly represented retirees.

		(In millions of U.S.$)
	Pension	Post-retirement
	Non-qualified pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
2008	29	(36)	102	10
2009	29	237	101	10
2010	30	315	95	10
2011	30	290	89	10
2012	29	481	83	9
2013–17	148	1,009	338	239

Benefit Payments

The following table summarizes expected benefit payments from Lucent’s various pension and post-retirement plans through calendar 2017. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately U.S.$ 40 million.

					(In millions of U.S.$)
	Pension			Post-retirement
	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non-qualified pension plans	Formerly represented retiree health plans	Non- represented retiree health plans	Other benefit plans
2008	1,367	1,067	29	350	112	95
2009	1,355	1,015	29	338	101	97
2010	1,340	989	30	315	95	98
2011	1,326	962	30	290	89	100
2012	1,314	938	29	481	83	100
2013–17	6,395	4,273	148	1,009	338	511

Note 26
Financial debt

a/ Analysis of financial debt, net

	(In millions of euros)
	2007	2006	2005
Marketable securities – short term, net	894	1,245	640
Marketable securities – long term, net	-	697	-
Cash and cash equivalents	4,377	4,749	4,510
Cash, cash equivalents and marketable securities	5,271	6,691	5,150
(Convertible and other bonds – long-term portion)	(4,517)	(4,901)	(2,393)
(Other long-term debt)	(48)	(147)	(359)
(Current portion of long-term debt)	(483)	(1,161)	(1,046)
(Financial debt, gross)	(5,048)	(6,209)	(3,798)
Derivative interest rate instruments – other current and non-current assets	19	36	178
Derivative interest rate instruments – other current and non-current liabilities	(16)	(10)	(71)
Loan to co-venturer – financial asset	45	-	-
Cash (financial debt), net	271	508	1,459

220 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

b/ Analysis of financial debt, gross - by type

	(In millions of euros)
	2007	2006	2005
Convertible bonds	2,273	2,682	901
Other bonds	2,381	2,672	1,960
Bank loans, overdrafts and other financial debt	237	504	629
Commercial paper	18	138	127
Finance lease obligations	-	52	60
Accrued interest	139	161	121
Financial debt, gross	5,048	6,209	3,798

c/ Bonds

Balances at December 31, 2006 and at December 31, 2007 :

			(In millions of euros)
	December 31, 2006	Currency translation impact	Other changes during 2007	December 31, 2007
Issued by historical Alcatel :
- 5.625% - 0 M€ (4) due March 2007	154	-	(154)	-
- 4.375% - 805 M€ (4) due February 2009 (1)	805	-	-	805
- Oceane 4.75% - 1,022 M€ (4) due January 2011 (1)	1,022	-	-	1,022
- 6.375% - 462 M€ (4) due April 2014 (1)	462	-	-	462
Issued by Lucent :
- 8% - 0 MU.S.$ (4) due August 2031 (2)	375	(15)	(360)	-
- 7.75% -1,102 MU.S.$ (4) due March 2017 (2)	868	(91)	-	777
- 2.875% - 750 MU.S.$ (4) Series A due June 2023 (2) (3)	586	(62)	-	524
- 2.875% - 881 MU.S.$ (4) Series B due June 2025 (2) (3)	698	(74)	-	624
- 6.50% - 300 MU.S.$ (4) due January 2028	205	(22)	-	183
- 6.45% - 1,360 MU.S.$ (4) due March 2029	930	(98)	-	832
- 5.50% - 202 MU.S.$ (4) due November 2008	153	(16)	-	137
Sub-total	6,258	(378)	(514)	5,366
Equity component of Oceane issued by Alcatel	(104)	-	23	(81)
Equity component of convertible bonds issued by Lucent	(762)	74	98	(590)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	(38)	-	(3)	(41)
Carrying amount of bonds	5,354	(304)	(396)	4,654

(1)

Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc.

(2)

See note 24 for details of put and call conditions.

(3)

Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent SA.

(4)

Face amounts outstanding as at December 31, 2007.

Convertible bonds

The characteristics of these bonds and how they are recognized are detailed in notes 24b and 24c.

Other bonds

Changes in 2007:

– Repurchases (redemption before maturity date):

Lucent's 8% convertible debentures were redeemed in March 2007, for an aggregate amount of U.S.$ 486.5 million corresponding to the nominal value:

Nominal value repurchased
Lucent's 8% convertible	U.S.$ 486,545,000

A financial loss of €12 million was accounted for in connection with this early redemption.

For more information on the accounting treatment, refer to note 8.

– Repayments

Historical Alcatel's 5.625% EUR bond was repaid in March 2007 for a residual nominal value of €154 million.

2007 ANNUAL REPORT ON FORM 20-F - 221

Back to Contents

Changes in 2006:

– Repurchases

Certain other bonds were subject to buy-back and cancellation in 2006, amounting to €117 million and corresponding to a nominal value of €115 million, detailed as follows :

Nominal value repurchased:
7% EUR due December 2006	€60,485,000
4.375% EUR due February 2009	€54,166,000

The difference between the repurchased amount and the nominal value, corresponding to a charge of €2 million, was included in the 2006 in other financial income (loss), net (see note 8).

–  Repayments

The balance of the Zero-rate coupon was repaid in June 2006 for a residual nominal amount of €36 million.

The balance of the bonds carrying interest at 7% was repaid in December 2006 for a residual nominal amount of €365 million.

Changes in 2005:

– Repurchases

Certain other bonds were subject to buy-back and cancellation in 2005, amounting to €291 million and corresponding to a nominal value of €280 million, detailed as follows :

Nominal value repurchased:
5.875% EUR due September 2005	€51,627,000
Zero-rate coupon due June 2006	€4,838,724
5.625% EUR due March 2007	€150,925
7% EUR due December 2006	€72,603,000
4.375% EUR due February 2009	€150,676,000

The difference between the repurchased amount and the nominal value was included in 2005 in other financial income (loss), net (see note 8).

– Repayments

The balance of the bonds carrying interest at 5.875% was repaid in September 2005 for a residual nominal amount of €525 million.

d/ Analysis by maturity date

	(In millions of euros)
	2007	2006	2005
Current portion of long-term debt	137	453	769
Short-term debt	346	708	277
Financial debt due within one year	483	1,161	1,046
2007	-	-	364
2008	-	251	104
2009	806	802	878
2010	328	359	9
2011	951	924	932
2012	9	-	-
2013 and thereafter	2,471	2,712	465
Financial debt due after one year (1)	4,565	5,048	2,752
Total	5,048	6,209	3,798

(1) The convertible securities may be retired earlier based on early redemption or buy back options.  See note 24.

222 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

e/ Debt analysis by rate

	(In millions of euros)
2007	Amounts	Effective interest rate	Interest rate after hedging
Convertible bonds	2,273	8.09%	8.27%
Other bonds	2,381	6.28%	6.56%
Bank loans and overdrafts and finance lease obligations	237	3.29%	2.84%
Commercial paper	18	4.28%	4.28%
Accrued interest	139	5.41%	5.77%
Financial debt, gross	5,048	6.92%	7.13%

2006
Convertible bonds	2,682	8.34%	8.36%
Other bonds	2,672	6.39%	6.21%
Bank loans and overdrafts and finance lease obligations	556	5.37%	5.13%
Commercial paper	138	3.66%	3.66%
Accrued interest	161	5.84%	5.65%
Financial debt, gross	6,209	7.07%	6.97%

2005
Convertible bonds	901	7.83%	7.40%
Other bonds	1,960	6.16%	4.57%
Bank loans and overdrafts and finance lease obligations	689	3.58%	3.29%
Commercial paper	127	2.47%	2.47%
Accrued interest	121	5.39%	4.18%
Financial debt, gross	3,798	5.94%	4.93%

f/ Debt analysis by type of rate

				(In millions of euros)
	2007		2006		2005
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Total fixed rate debt	4,989	3,147	6,174	4,155	3,686	1,132
Total floating rate debt	59	1,901	35	2,054	112	2,666
Total	5,048	5,048	6,209	6,209	3,798	3,798

g/ Debt analysis by currency

				(In millions of euros)
	2007		2006		2005
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Euro	2,465	2,465	3,000	3,000	3,609	3,609
U.S. Dollar	2,543	2,543	3,171	3,171	141	141
Other	40	40	38	38	48	48
Total	5,048	5,048	6,209	6,209	3,798	3,798

h/ Fair value of debt

The fair value of Alcatel-Lucent’s debt is determined for each loan by discounting the future cash flows using a discount rate corresponding to bond yields, adjusted by the Group’s credit rate risk. The fair value of debt and bank overdrafts at floating interest rates approximates the net carrying amounts.

The fair value of the financial instruments that hedge the debt is calculated in accordance with the same method, based on the net present value of the future cash flows

At December 31, 2007, the fair value of debt before hedging (and credit spread) was €4,808 million.

At December 31, 2007, the fair value of the debt after hedging (and credit spread) was €4,805 million.

At December 31, 2006, the fair value of debt before hedging (and credit spread) was €6,518 million.

At December 31, 2006, the fair value of the debt after hedging (and credit spread) was €6,492 million.

At December 31, 2005, the fair value of debt before hedging (and credit spread) was €4,141 million. At December 31, 2005, the fair value of the debt after hedging (and credit spread) was €4,033 million.

2007 ANNUAL REPORT ON FORM 20-F - 223

Back to Contents

/ Credit rating

Credit ratings of Alcatel-Lucent and Lucent post business combination

At March 25, 2008, Alcatel-Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Last update of the rating	Outlook	Last update of the outlook
Moody’s	Ba3	Not Prime	November 7, 2007	Stable	November 7, 2007
Standard & Poor’s	BB-	B	December 5, 2006	Stable	September 13, 2007

At April 3, 2008, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Last update of the rating	Outlook	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn	n.a	December 11, 2006	n.a	n.a
Standard & Poor’s	BB-	B-1	December 5, 2006	Stable	September 13, 2007

Moody's: On November 7, 2007, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

At the same time, Lucent’s Corporate Family Rating was withdrawn based upon the premise that the management of the two entities would be fully integrated over the next several months. Lucent’s obligations were upgraded to a range of B3 to Ba3. On March 29, 2007, the rating for senior, unsecured debt of Lucent was upgraded to Ba2, thus aligning Lucent's rating with Alcatel-Lucent’s rating at the time. The subordinated debt and trust preferred securities of Lucent were rated at B1.

Standard & Poor's: On September 13, 2007, Standard & Poor’s reset the outlook of the long-term corporate credit rating of Alcatel-Lucent and of Lucent. Both outlooks were revised from Positive to Stable. At the same time Alcatel-Lucent’s BB- long-term corporate rating, which had been set on December 5, 2006, was affirmed. The Alcatel-Lucent B short-term corporate credit rating and the Lucent B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also confirmed.

On June 4, 2007, the ratings of Lucent’s Series A and Series B 2.875% senior unsecured debt were raised to BB- from B+ and the B+ ratings of Lucent’s remaining senior unsecured debt was affirmed. On March 19, 2008, the remainder of Lucent’s senior unsecured that was raised to BB-. Lucent’s trust preferred note are rated B-.

On December 5, 2006, Lucent’s long-term corporate credit rating was equalized with that of Alcatel-Lucent to BB-.

Credit ratings of historical Alcatel and Lucent pre-business combination

Recent history of Alcatel-Lucent’s long-term debt credit rating :

Date	Moody’s		Date	Standard & Poor’s
December 11, 2006	Ba2	Outlook Stable	December 5, 2006	BB- Outlook Positive
April 3, 2006	Ba1	Under review	March 24, 2006	BB On credit watch
April 11, 2005	Ba1	Outlook Positive	November 10, 2004	BB Outlook Stable

Moody’s: On April 3, 2006, Moody’s put historical Alcatel’s credit rating under review in view of a possible downgrading of its long-term debt rating (Ba1, positive perspective). This action followed historical Alcatel’s confirmation of discussions with Lucent Technologies regarding a possible merger and was motivated by the strategic and operational changes that would result from such a merger. The ratings themselves (Ba1 and NP) remained unchanged. On September 20, 2006, Moody’s communicated that it was expecting to conclude its review of the Group’s credit rating on the effective closing date of the above merger. The ratings for historical Alcatel’s debt instruments would be determined later.

Standard & Poor’s: On March 10, 2006, Standard & Poor’s changed historical Alcatel’s long-term debt credit rating (BB) outlook from Outlook Stable to Outlook Positive. However, on March 24, 2006, following historical Alcatel’s announcement of its discussions with Lucent Technologies of a possible merger of the two groups, Standard & Poor’s placed historical Alcatel’s credit rating on Credit Watch with negative implications, considering that, if the merger went ahead, a downgrading of the long-term debt rating could be envisaged due to the financial structure of the combined entity. The ratings themselves (BB and B) remain unchanged.

Recent history of Lucent’s long-term debt credit rating

Date	Moody’s (Corporate Family Rating)	Date	Standard & Poor’s
December 11, 2006	Withdrawn	December 5, 2006	BB- (1)
May 16, 2005	B1	March 10, 2004	B
(1) While the S&P long-term corporate credit rating for Lucent is BB-, its long-term senior debt securities are rated B+.

224 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Rating clauses affecting Alcatel-Lucent and Lucent debt at December 31, 2007

Alcatel-Lucent’s short-term debt rating allows a limited access to the commercial paper market.

Alcatel-Lucent's and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

j/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent signed a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn €1.0 billion syndicated facility, which was to mature in June 2009. On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt. Since the €1.4 billion facility was established, we have complied every quarter with the financial covenant that is included in the facility.The new facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of the financial statements for the year 2007.

Note 27
Provisions

a/ Balance at closing

	(In millions of euros)
	2007	2006	2005
Provisions for product sales	557	599	580
Provisions for restructuring	698	413	417
Provisions for litigation	366	419	130
Other provisions	945	935	494
Total (1)	2,566	2,366	1,621
(1) Of which : portion expected to be used within one year	1,421	1,461	1,024
portion expected to be used after one year	1,145	905	597

b/ Change during 2007

						(In millions of euros)
	December 31, 2006	Appropria-tion	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2007
Provisions for product sales(1)	599	500	(370)	(145)	6	(33)	557
Provisions for restructuring	413	820	(530)	(5)	-	-	698
Provisions for litigation	419	41	(24)	(10)	-	(60)	366
Other provisions	935	142	(147)	(83)	-	98	945
Total	2,366	1,503	(1,071)	(243)	6	5	2,566
Effect on the income statement:
- Income (loss) from operating activities before restructuring, impairment of assets, capital gain on disposal of consolidated entities and post-retirement benefit plan amendment		(642)		213			(429)
- restructuring costs		(814)		5			(809)
- other financial income (loss)		(18)		2			(16)
- income taxes		(6)		23			17
- income (loss) from discontinued operations and gain/(loss) on disposal of consolidated shares		(23)		-			(23)
Total		(1,503)		243			(1,260)
(1) Excluding provisions for product sales on construction contracts, which are accounted for in amounts due to/from customers on construction contracts (see note 18).

2007 ANNUAL REPORT ON FORM 20-F - 225

Back to Contents

At period-end, contingent liabilities exist with regard to ongoing tax disputes. Neither the financial impact nor the timing of any outflows of resources that could result from an unfavorable outcome for certain of these disputes can be estimated at present. Nevertheless, the Group currently believes that these ongoing disputes will not result in a material cash payment.

c/ Analysis of restructuring provisions

	(In millions of euros)
	2007	2006	2005
Opening balance	413	417	692
Utilization during the period	(530)	(263)	(414)
Charge of the period (1)	815	243	132
Effect of acquisition (disposal) of consolidated subsidiaries	-	34	(7)
Cumulative translation adjustments and other changes	-	(18)	14
Closing balance	698	413	417

(1)

For 2007, total restructuring costs were €856 million (see d/ below), representing €186 million of costs, a valuation allowance of assets of €47 million and €623 million of new restructuring plans and adjustments to previous plans. In addition, a finance cost of €6 million, related to reversing the discount element included in provisions, was recorded in other financial income (loss).

For 2006, total restructuring costs were €707 million (see d/ below), representing €137 million of costs and €470 million of valuation allowances or write-offs of assets mainly associated with the discontinuance of certain product lines (please refer to note 3 regarding the Nortel deal) for which the Group was committed at year end, €100 million of new restructuring plans or adjustments to previous plans (accounted for in restructuring costs) and €6 million recorded in other financial income (loss) for the amount related to reversing the discount element included in provisions.

For 2005, total restructuring costs were €79 million, representing €90 million of new restructuring plans and adjustments to previous plans accounted for in restructuring and a reversal of €11 million of valuation allowance. New restructuring plans representing €32 million were accounted for in discontinued activities. In addition, a finance cost of €10 million was recorded in other financial income (loss) for the amount related to reversing the discount element included in provisions.

d/ Restructuring costs

	(In millions of euros)
	2007	2006	2005
Social costs	(623)	(100)	(101)
Valuation allowances or write-offs of assets (1)	(47)	(470)	11
Other monetary costs	(186)	(137)	11
Total restructuring costs	(856)	(707)	(79)
(1) For 2006, mainly related to the discontinuance of some product lines following the business combination with Lucent and the acquisition of Nortel’s UMTS technologies (refer to note 3 and 13).

Note 28
Market-related exposures

The Group has a centralized treasury management in order to minimize the Group’s exposure to market risks, including interest rate risk, foreign exchange risk, and counterparty risk. The Group uses derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates.

Alcatel-Lucent’s debt is issued in euros and in U.S. dollars. Interest rate derivatives are used primarily to convert fixed rate debt into floating rate debt.

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

226 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

A - Interest rate risk

Derivative financial instruments held at December 31, 2007 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2007, 2006 and 2005, outstanding interest rate derivatives have the following characteristics:

a/ Outstanding interest rate derivatives at December 31

Analysis by type and maturity date

(In millions of euros)
	2007					2006		2005
	Contract notional amounts Maturity date			Total	Market value	Total	Market value	Total	Market value
	Less than one year	1 to 5 years	After 5 years
Interest rate swaps - Pay fixed rate - Pay floating rate	1,780 2,027	9,248 10,545	123 532	11,151 13,104	(174) 178	7,942 10,177	(25) 54	5,609 8,124	(10) 118
Caps - Buy - Sell	68 68	- -	- -	68 68	0 0	1,515 1,515	3 (3)	2,546 2,419	12 (12)
Options on interest rate swaps U.S.$ Libor - Buy - Sell	- -	- -	- -	- -	- -	- -	- -	212 212	2 (2)
Total market value					4		29		108

Analysis by accounting category

	(In millions of euros)
	Market value
	2007	2006	2005
Fair value hedges	3	26	78
Cash flow hedges	-	-	-
Instruments not qualifying for hedge accounting	1	3	30
Total	4	29	108

b/ Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would increase interest expense by €19 million for 2007 (€62 million in 2006 and €38 million in 2005).

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by €47 million for 2007 (€66 million in 2006 and €52 million in 2005).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

An immediate increase in interest rates of 1%, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would decrease shareholders' equity by €8 million.

Interest rate sensitivity in terms of mark-to-market

An increase of 1% of the interest rate curve, applied to interest rate derivatives qualified as a fair value hedge would have a negative impact of €32 million in 2007 (€46 million in 2006 and €77 million in 2005).

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge would have a same positive impact of €32 million in 2007 (€46 million in 2006 and €77 million in 2005).

The impact on income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest rate derivatives that do not qualify for hedge accounting, would not have a significant impact on the income statement.

An increase of 1% of the interest rate curve, applied to financial debt after taking into account hedging instruments, would have a positive impact of €209 million on its market value for 2007 (€451 million in 2006 and €53 million for 2005). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would neither have an impact on the income statement nor on shareholders' equity.

2007 ANNUAL REPORT ON FORM 20-F - 227

Back to Contents

										(In millions of euros)
	2007				2006				2005
	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%
Assets
Marketable securities	894	894	10	(10)	1,942	1,942	10	(11)	641	641	-	-
Cash	4,377	4,377	-	-	4,749	4,749	-	-	4,509	4,509	-	-
S/Total	5,271	5,271	10	(10)	6,691	6,691	10	(11)	5,150	5,150	-	-
Liabilities
Convertible bonds	(2,273)	(2,104)	(136)	123	(2,682)	(2,834)	(314)	273	(901)	(1,099)	(56)	53
Non convertible bonds	(2,381)	(2,310)	(134)	118	(2,672)	(2,828)	(256)	221	(1,960)	(2,104)	(82)	77
Other financial debt	(394)	(394)	-		(855)	(856)	(1)	1	(937)	(938)	0	0
S/Total	(5,048)	(4,808)	(270)	241	(6,209)	(6,518)	(571)	495	(3,798)	(4,141)	(138)	130
Interest rate derivative	3	3	34	(32)	26	26	49	(46)	107	108	82	(77)
Loan to co-venturer-financial asset	45	45	-	-	-	-	-	-	-	-	-	-
Debt / Cash position	271	511	(226)	199	508	199	(512)	438	1,459	1,117	(56)	53

B - Currency risk

a/ Outstanding currency derivatives at December 31

Analysis by type and currency

(In millions of euros)
	2007					2006		2005
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Buy / Lend foreign currency
Forward exchange contracts	1,772	302	661	2,735	(52)	1,604	(18)	1,785	31
Short-term exchange swaps	336	70	94	500	(5)	-	-	589	4
Cross currency swaps	-	-	-	-	-	1,063	(19)	-	-
Currency option contracts:
- Buy call	107	235	1,355	1,697	29	1,120	5	590	18
- Sell put	105	75	2,901	3,081	(34)	3,339	(35)	1,387	(19)
Total	2,320	682	5,011	8,013	(62)	7,126	(67)	4,351	34
Sell / Borrow foreign currency
Forward exchange contracts	1,883	210	373	2,466	74	2,644	30	2,107	(58)
Short-term exchange swaps	593	79	243	915	15	1,283	20	1,385	(16)
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
- Sell call	98	76	1,379	1,553	(23)	911	(4)	414	(15)
- Buy put	762	91	3,017	3,870	71	4,223	52	1,774	26
Total	3,336	456	5,012	8,804	137	9,061	98	5,680	(63)
Total market value				75			31		(29)

Analysis by type and maturity

		(In millions of euros)
	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total
Buy / Lend
Forward exchange contracts	2,733	2	-	2,735
Short-term exchange swaps	500	-	-	500
Cross currency swaps	-	-	-	-
Currency option contracts:	-	-	-	-
- Buy call	1,697	-	-	1,697
- Sell put	2,017	1,064	-	3,081
Total	6,947	1,066	-	8,013
Sell / Borrow
Forward exchange contracts	2,381	85	-	2,466
Short-term exchange swaps	915	-	-	915
Cross currency swaps	-	-	-	-
Currency option contracts:	-	-	-	-
- Buy call	1,553	-	-	1,553
- Sell put	2,733	1,137	-	3,870
Total	7,582	1,222	-	8,804

228 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Analysis by accounting category

	(In millions of euros)
	Market value
	2007	2006	2005
Fair value hedges	34	18	(37)
Cash flow hedges	(10)	3	(3)
Instruments not qualifying for hedge accounting	51	10	11
Total	75	31	(29)

b/ Exchange rate sensitivity

The most used cross currencies in the Group are U.S.$ against EUR, GBP against U.S.$ and U.S.$ against CNY. The sensitivity is calculated by increasing or decreasing U.S.$ by 6% against other currencies.

An increase of foreign currencies exchange rates versus euro of 6%, applied to foreign exchange derivatives, would have a negative impact of €50 million in 2007 (against €92 million in 2006 and €120 million in 2005). This impact would affect the income statement only for foreign exchange derivatives, which do not qualify for hedge accounting.

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in the exchange rate would have a negative impact of €37 million in 2007 (against €73 million in 2006 and €98 million in 2005). However, this negative effect would be offset by a positive impact due to the re-evaluation of the underlying items. The impact on income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in the exchange rate would have a positive impact of €17 million on shareholders' equity in 2007 (against a positive impact of €3 million in 2006 and a negative impact of €4 million in 2005).

(In millions of euros)
	2007			2006			2005
	Fair value	Fair value variation if U.S.$ falls by 6%	Fair value variation if U.S.$ rises by 6%	Fair value	Fair value variation if U.S.$ falls by 6%	Fair value variation if U.S.$ rises by 6%	Fair value	Fair value variation if U.S.$ falls by 6%	Fair value variation if U.S.$ rises by 6%
Outstanding foreign exchange derivatives
Fair value hedges	34	37	(37)	18	76	(73)	(37)	101	(98)
Cash flow hedges	(10)	(16)	17	3	(4)	3	(3)	2	(4)
Derivatives not qualifying for hedge accounting	51	47	(30)	10	36	(22)	11	27	(18)
Total outstanding derivatives	75	68	(50)	31	108	(92)	(29)	130	(120)
Impact of outstanding derivatives on financial result	10	8	(7)	(1)	14	(13)	2	7	(7)
Impact of outstanding derivatives on income (loss) from operating activities	41	39	(23)	11	22	(9)	9	20	(11)
Impact of outstanding derivatives on shareholders' equity	(10)	(16)	17	3	(4)	3	(3)	2	(4)

c/ Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(In millions of euros)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2004	-
Changes in fair value	2
Reclassification of gains or losses to income statement	-
Cash flow hedges accounted for in shareholders’ equity at December 31, 2005	2
Changes in fair value (1)	(5)
Reclassification of gains or losses to income statement (1)	(2)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2006	(5)
Changes in fair value	(7)
Reclassification of gains or losses to income statement (1)	2
Cash flow hedges accounted for in shareholders’ equity at December 31, 2007	(10)

(1)

The amounts recognized directly in the shareholders’ equity indicated in this schedule differ from the one disclosed in the Statement Of Recognized Income and Expense (SORIE) in page 5, due to the amounts related to discontinued activities, which are excluded in the above schedule.

Changes in the fair values of cash flow hedges accounted for in shareholders’ equity at December 31, 2007 would be reclassified to the income statement for €(11) million in 2008 and €1 million in 2009.

2007 ANNUAL REPORT ON FORM 20-F - 229

Back to Contents

C – Stock market risk

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

D – Credit risk

a/ Maximum exposure to credit risk

The Group considers that its exposure is as follows:

		(In millions of euros)
	2007	2006	2005
Trade receivables and related accounts	4,163	3,877	3,420
Marketable securities	894	1,942	640
Other financial assets	704	803	306
Foreign exchange derivative assets (1)	203	101	105
Interest rate derivative assets (1)	217	116	180
Other assets (1)	1,086	992	1,010
Financial guarantees and off-balance sheet commitments (2)	547	639	736
Maximum exposure to credit risk	7,814	8,470	6,397
(1) See note 21. (2) See note 31.

b/ Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 20% of trade receivables.

c/ Outstanding financial assets not impaired

			(In millions of euros)
	Carrying value at December 31, 2007	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and related accounts
Interest-bearing receivables	263	263	-	-	-	-	-
Other trade receivables	4,087	3,324	223	205	94	54	576
Gross value	4,350	3,587	223	205	94	54	576
Valuation allowance	(187)
Net value	4,163

(In millions of euros)
	Carrying value at December 31, 2006	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and related accounts
Interest-bearing receivables	296	296	-	-	-	-	-
Other trade receivables	3,773	3,079	122	263	122	7	514
Gross value	4,069	3,375	122	263	122	7	514
Valuation allowance	(192)
Net value	3,877

230 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

(In millions of euros)
	Carrying value at December 31, 2005	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and related accounts
Interest-bearing receivables	138	138	-	-	-	-	-
Other trade receivables	3,510	2,879	150	142	111	-	403
Gross value	3,648	3,017	150	142	111	-	403
Valuation allowance	(228)
Net value	3,420

Other overdue financial assets not impaired are not material.

d/ Changes to trade receivable valuation allowances

(In millions of euros)
Amounts
Valuation allowance at December 31, 2004	(284)
Net result impact	19
Write-offs	47
Translation adjustments	(19)
Other changes	9
Valuation allowance at December 31, 2005	(228)
Net result impact	(18)
Write-offs	25
Translation adjustments	7
Other changes	22
Valuation allowance at December 31, 2006	(192)
Net result impact	(3)
Write-offs	38
Translation adjustments	4
Other changes	(34)
Valuation allowance at December 31, 2007	(187)

e/ Credit Risk on derivatives

The Group is exposed to credit risk on financial derivatives instruments if a counterparty defaults on its commitments. This credit risk is followed daily, with strict limits based on the counterparties’ rating. The exposure, with regard to each counterparty, is calculated by taking into account the nature and duration of the transactions as well as the volatility and fair value of the financial derivative instruments.

E – Liquidity risk

a/ Liquidity risk on the financial debt

See note 31 Contractual obligations and disclosures related to off balance sheet commitments.

b/ Liquidity risk on foreign exchange derivatives

The mark-to-market of foreign exchange derivatives (see part B, paragraph a/ Outstanding currency derivatives at December 31) conveys well the liquidity risk.

Assets and liabilities related to foreign exchange derivatives are given in note 21 Other assets and liabilities.

c/ Liquidity risk on guarantees and off-balance sheet commitments

See note 31 Contractual obligations and disclosures related to off balance sheet commitments.

2007 ANNUAL REPORT ON FORM 20-F - 231

Back to Contents

Note 29
Customers’ deposits and advances

	(In millions of euros)
	2007	2006	2005
Advance payments received on construction contracts (1)	403	332	704
Other deposits and advances received from customers	668	656	440
Total customers’ deposits and advances	1,071	988	1,144
Of which : Portion due within one year	1,025	846	961
Portion due after one year	46	142	183
(1) Including amounts reported in the balance sheet captions "amounts due to/from customers on construction contracts" (€224 million for 2007 and €210 million for 2006).

Note 30
Net cash provided (used) by operating activities before changes in working capital, interest and taxes

	(In millions of euros)
	2007	2006	2005
Net income (loss) attributable to the equity holders of the parent	(3,518)	(106)	922
Minority interests	41	45	41
Adjustments :
- Depreciation and amortization of tangible and intangible assets	1,456	631	520
Of which impact of capitalized development costs	261	277	233
- Impairment of assets	2,944	141	-
- Post-retirement benefit plan amendment	(258)	-
- Changes in pension and other post-retirement benefit obligations, net	(679)	(122)	(43)
- Provisions, other impairment losses and fair value changes	641	516	(475)
- Net (gain) loss on disposal of assets	(129)	(134)	(310)
- Share in net income (losses) of equity affiliates (net of dividends received)	(66)	(8)	29
- (Income) loss from discontinued operations	(610)	(158)	(108)
- Finance costs	173	98	93
- Share-based payments	102	63	67
- Income taxes and related reduction of goodwill	316	(37)	146
Sub-total of adjustments	3,890	990	(81)
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	413	929	882

232 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Note 31
Contractual obligations and disclosures related to off balance sheet commitments

a/ Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2007. Amounts related to financial debt and finance lease obligations are fully reflected in the consolidated balance sheet.

	(In millions of euros)
	Maturity date				Total
Contractual cash obligations	Less than one year	2009-2010	2011-2012	2013 and after
Financial debt (excluding finance leases)	483	1,134	959	2,472	5,048
Finance lease obligations	-	-	-	-	-
Equity component of convertible bonds	-	205	81	385	671
Sub-total – included in balance sheet	483	1,339	1,040	2,857	5,719
Finance costs on financial debt (1)	231	481	353	1,500	2,565
Operating leases	242	361	331	374	1,308
Commitments to purchase fixed assets	63	-	-	-	63
Unconditional purchase obligations (2)	398	110	2	-	510
Sub total – Commitments	934	952	686	1,874	4,446
Total – Contractual obligations	1,417	2,291	1,726	4,731	10,165

(1)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in note 24. If all outstanding debentures at December 31, 2007 were not redeemed at their respective put dates, an additional finance cost of approximately €397 million (of which €29 million would be incurred in 2010-2011 and the remaining part in 2012 or later) would be incurred until redemption at their respective contractual maturities.

(2)

Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

b/ Off balance sheet commitments

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

Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

Guarantees given in the normal course of the Group’s business are presented below.

For guarantees given for contract performance, only those granted by financial institutions are presented below.

		(In millions of euros)
	2007	2006	2005
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,172	1,454	2,034
Discounted receivables with recourse	3	8	-
Other contingent commitments	797	782	624
Sub-total - Contingent commitments	1,972	2,244	2,658
Secured borrowings (1)	25	60	97
Cash pooling guarantee	522	579	639
Total – Continuing activities	2,519	2,883	3,394
Commitments of discontinued activities (2)	54	794	-
Total – including discontinued activities	2,573	3,677	3,394

(1)

Excluding the subordinated guaranties described below on certain bonds.

(2)

Commitments related to businesses sold or contributed to Thales in 2007. Commitments that were still in the process of being transferred to Thales as of December 31, 2007, are counter-guaranteed by Thales (Thales agreed to indemnify Alcatel-Lucent for and against any payment that any Alcatel-Lucent entity is required to make pursuant to any obligation under any guarantees related to the businesses sold or contributed to Thales).

2007 ANNUAL REPORT ON FORM 20-F - 233

Back to Contents

Contingent commitments at December 31, 2007

	(In millions of euros)
	Maturity date
Contingent commitments	Less than one year	1 to 3 years	4 to 5 years	After 5 years	Total
Guarantees on Group contracts (1)	732	104	19	97	952
Guarantees on third-party contracts	133	65	7	15	220
Discounted notes receivable and other	3	-	-	-	3
Other contingent commitments	215	434	42	106	797
Commitments - Discontinued activities (2)	54	-	-	-	54
Total	1,137	603	68	218	2,026
Counter guarantees received	137	49	49	73	308
(1) Reflected in balance sheet					215

(2)

Commitments related to businesses sold or contributed to Thales in 2007. Commitments that are still in the process of being transferred to Thales as of December 31, 2007, are counter-guaranteed by Thales (Thales shall indemnify Alcatel-Lucent for and against any payment that any Alcatel-Lucent entity shall be required to make pursuant to any obligation under any guarantees related to the businesses sold or contributed to Thales).

The amounts reflected in the preceding tables represent the maximum potential amounts of future payments (undiscounted) that the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse provisions in the guarantees or guarantees given by customers for the Group's benefit, which are included in the “counter guarantees received” line.

Commitments related to product warranties, pension, retirement indemnities and other post-retirement benefits are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group construction contracts. For more information concerning contingencies, see note 34.

Guarantees given on Group construction contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below "Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2007" of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel-Lucent will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the caption “provisions” (see note 27) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in balance sheet”.

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

Guarantees given on third-party construction contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was €2 million at December 31, 2007 (€2 million at December 31, 2006 and €2 million at December 31, 2005).

Alcatel-Lucent licenses to its customers software and rights to use intellectual property that might provide the licensees with an indemnification against any liability arising from third-party claims of patent, copyright or trademark infringement. Alcatel-Lucent cannot determine the maximum amount of losses that Alcatel-Lucent could incur under this type of indemnification, because Lucent often may not have enough information about the nature and scope of an infringement claim until it has been submitted.

Alcatel-Lucent indemnifies its directors and certain of its current and former officers for third-party claims alleging certain breaches of their fiduciary duties as directors or officers. Certain costs incurred for providing such indemnification may be recovered under various insurance policies. Alcatel-Lucent is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these exposures are not capped and due to the conditional nature of its obligations and the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on Alcatel-Lucent business, financial condition, results of operations or cash flows.

234 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2007

	(In millions of euros)
	Maturity date				Total	Total of the balance sheet caption	% of the balance sheet caption
Guarantees on borrowings and advance payments received	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Security interests granted	-	-	-	4	4
Other guarantees given	2	4	6	9	21
Total	2	4	6	13	25
Net book value of assets given in guarantee: - intangible assets	-	-	-	-	-	4,230	-
- tangible assets	-	-	-	-	-	1,428	-
- financial assets	-	-	-	4	4	704	0.57%
- inventories and work in progress	-	-	-	-	-	2,235	-
Total	-	-	-	4	4	8,597	0.05%
Guarantee on cash pooling

The cash pooling guarantee is a guarantee granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries. As of December 31, 2007, this guarantee was €0.5 billion (€0.6 billion as of December 31, 2006 and €0.6 billion as of December 31, 2005).

Specific commitments of historic Alcatel

➢ Sale of carry-back receivable

In May 2002, historic Alcatel sold to a credit institution a carry-back receivable with a face value of €200 million resulting from historic Alcatel’s decision to carry back 2001 tax losses. Until it’s maturity in May 2007, this receivable was maintained in the consolidated balance sheet with the contra entry in financial debt because of the  ability of the Group to recover this receivable before its maturity date.

Alcatel-Lucent was required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale would have been retroactively cancelled in the event of a modification to the law or regulations that would have substantially changed the rights attached to the receivable sold.

➢ Securitization of customer receivables

In December 2003, historic Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with SIC 12. This program was temporarily suspended in December 2006. The balance of receivables sold at December 31, 2007 and December 31, 2006 was therefore zero. The receivables that were sold prior to these dates were maintained in the consolidated balance sheet and were €61 million at December 31, 2005. The December 2006 freeze has no impact on the Group’s balance sheet.

At December 31, 2007, the maximum amount of receivables that could be sold amounted to €150 million (€150 million at December 31, 2006 and €150 million at December 31, 2005), representing a credit line available to the Group. This amount can be increased to €250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.

Specific commitments of Lucent

➢ Lucent’s Separation Agreements

Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, LSI Corporation (former Agere Systems before merging with LSI Corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Lucent is not aware of any material liabilities to its former affiliates as a result of the separation agreements that are not otherwise reflected in the consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

➢ Lucent’s Other Commitments

2007 ANNUAL REPORT ON FORM 20-F - 235

Back to Contents

Contract Manufacturers

Lucent has outsourced most of its manufacturing operations to electronic manufacturing service (EMS) providers.  Two EMS providers supply most of Lucent designed wireless and wireline products.  Celestica has the exclusive right to manufacture and provide most of Lucent’s existing wireless products. Solectron Corporation (acquired by Flextronics in October 2007) consolidates the outsourced manufacturing of Lucent’s portfolio of wireline products.  The agreements with Celestica and Solectron are for a minimum of three years, with no right to terminate for convenience.  Lucent is generally not committed to unconditional purchase obligations in these contract-manufacturing relationships. However, there is exposure to short-term purchase commitments when they occur within the contract manufacturers’ lead-time for specific products or raw materials.  These commitments were U.S.$ 211 million as of December 31, 2007 (U.S.$ 309 million as of December 31, 2006).  Sudden and significant changes in forecasted demand requirements within the lead-time of those products or raw materials could adversely affect Lucent’s results of operations and cash flows. The supply contracts with Celestica and Solectron expire on June 30, 2008 and July 18, 2008 respectively.

➢ Lucent’s guarantees and Indemnification Agreements

Lucent divested certain businesses and assets through sales to third-party purchasers and spin-offs to its common. shareowners. In connection with these transactions, certain direct or indirect indemnifications are provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and certain specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The time durations of such indemnifications vary but are standard for transactions of this nature.

Lucent remains secondarily liable for approximately U.S.$ 131 million of lease obligations as of December 31, 2007 (U.S.$ 162 million of lease obligations as of December 31, 2006), that were assigned to Avaya, LSI Corporation (former Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 19.5 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and Alcatel-Lucent have not reserved for losses on this form of guarantee.

Lucent is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Lucent has similar agreements with Avaya and LSI Corporation (former Agere). Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. The outcome of these other matters is not expected to have a material adverse effect on the Group’s consolidated results of operations, consolidated financial position or near-term liquidity.

➢ Subordinated guaranties provided to some Alcatel-Lucent and Lucent Technologies Inc. ("Lucent") public bonds

Alcatel-Lucent guaranty of Lucent Technologies Inc. 2.875% Series A & B Convertibles

On December 29, 2006, Alcatel-Lucent provided its full and unconditional guaranty to Lucent’s 2.875% Series A Convertible Senior Debentures due 2023 and to Lucent’s 2.875% Series B Convertible Senior Debenture due 2025. These guaranties were delivered in the frame of a joint solicitation of consent from the holders of such debentures and are unsecured and subordinated to Alcatel-Lucent's senior debt.

Lucent guaranty of Alcatel-Lucent public bonds

On March 27, 2007 Lucent provided its full and unconditional guaranty to the following Alcatel-Lucent public bonds:

•

4.375% EUR due February 2009

•

OCEANE 4.75% due January 2011

•

6.375% EUR due April 2014

These guaranties are unsecured and subordinated to Lucent’s senior debt.

236 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Note 32
Related party transactions

To the Group’s knowledge, the only shareholder holding more than 5% of the parent company’s share capital is Brandes Investment Partners.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2007, 2006 and 2005 were as below.

 Related parties are mainly:

•

shareholders of Alcatel-Lucent,

•

share of the transactions of jointly controlled entities (consolidated using proportionate consolidation) related to other venturers,

•

investments in associates (accounted for using equity method),

•

non-consolidated entities,

•

key management personnel.

	(In millions of euros)
	2007	2006	2005
Revenues
- Non-consolidated affiliates	35	39	44
- Joint ventures	-	-	-
- Equity affiliates	18	27	9
Cost of sales
- Non-consolidated affiliates	(24)	(41)	(48)
- Joint ventures	(39)	(128)	(145)
- Equity affiliates	(10)	(38)	(23)
Research and development costs
- Non-consolidated affiliates	(4)	(7)	(7)
- Joint ventures	-	(17)	(36)
- Equity affiliates	(53)	(48)	(53)

Outstanding balances arising from related party transactions at December 31, 2007, 2006 and 2005 were as follows:

(In millions of euros)
	2007		2006	2005
Other assets
- Non-consolidated affiliates	23		31	21
- Joint ventures	2		2	30
- Equity affiliates	16		24	29
- Valuation allowances	-		(12)	(20)
Other liabilities
- Non-consolidated affiliates	(4)		(10)	(22)
- Joint ventures	-		(17)	(50)
- Equity affiliates	(35)		(23)	(32)
Cash (financial debt), net
- Non-consolidated affiliates	-		(1)	-
- Joint ventures	(45)	(1)	(60)	(11)
- Equity affiliates	(21)		(30)	(38)
(1) Loan to a co-venturer (refer to note 26).

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2007, 2006 and 2005, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:

Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year.

2007 ANNUAL REPORT ON FORM 20-F - 237

Back to Contents

(In millions of euros)
	2007	2006	2005
Short-term benefits
Fixed remuneration	4	7	7
Variable remuneration (1)	4	5	7
Directors’ fees	1	1	1
Employer’s social security contributions	2	5	4
Termination benefits and retirement indemnities	7	7	5

Other benefits
Post-employment benefits	4	6	5
Share-based payments (stock option plans)	6	4	5
Total	28	35	34
(1) Variable remuneration and retention bonuses.

Note 33
Employee benefit expenses and staff training rights

(In millions of euros)
	2007	2006	2005
Wages and salaries (1)	5,494	3,392	3,702
Restructuring costs (2)	623	100	101
Post-retirement benefit plan amendment (3)	(258)	-	-
Financial component of pension and post-retirement benefit costs (4)	(544)	(31)	45
Net employee benefit expenses	5,315	3,461	3,848

(1)

Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment.

(2)

See note 27d.

(3)

See note 25e.

(4)

See note 8.

The law of May 4, 2004 in France provides French company employees with the right to receive individual training of at least 20 hours per year that can be accumulated over six years. Rights related to terminated or dismissed employees exercised during the notice period and rights exercised by employees considered as not adapted to the needs of their employer or not professional in nature, are assimilated to short and long-term employee benefits as defined in IAS 19 and have been provided for accordingly. All other rights are accounted for as incurred, as Alcatel-Lucent expects to receive an amount of economic benefits from the training to be taken that exceeds the costs to be incurred to settle the present obligation.

Accumulated individual staff training rights were 844,515 hours at December 31, 2007 (652,811 hours at December 31, 2006 and 601,179 hours at December 31, 2005). Rights exercised so far are not material.

Note 34
Contingencies

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the U.S.) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings:

Class A and Class O shareholders

Beginning in May 2002, several purported class action lawsuits were filed against Alcatel-Lucent and certain of its officers and Directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for our former Optronics division’s products.

The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares (“ADSs”) conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. The amount of damages sought by these lawsuits was not specified.

238 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

The actions were consolidated in the United States District Court, Southern District of New York. Alcatel filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint. This was filed, and Alcatel again moved to dismiss. On June 28, 2007, the court dismissed the complaint. The time to appeal has expired without an appeal having been filed. Accordingly, the matter is closed.

Costa Rica

Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France ("CIT"), or other Alcatel subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE.  Upon learning of these allegations, Alcatel commenced an investigation into this matter, which is ongoing.

Alcatel terminated the employment of the then president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT.  CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on CIT’s suspicion of their complicity in a bribery scheme and misappropriation of funds.  The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and Alcatel-Lucent has stated it will cooperate fully in any inquiry or investigation into these matters.  The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act ("FCPA") and the federal securities laws.  If the DOJ or the SEC determine that violations of law have occurred, they could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel-Lucent.

In connection with these allegations, on December 19, 2006, the DOJ indicted the former CIT employee on charges of violations of the FCPA, money laundering, and conspiracy.  On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a Plea Agreement in the US District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA.

Neither the DOJ nor the SEC has informed Alcatel-Lucent what action, if any, they will take against Alcatel-Lucent and its subsidiaries.

In connection with the aforementioned allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$ 52 million (in the case of the Attorney General’s Office) and U.S.$ 20 million (in the case of ICE).  The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages).  The ICE claim, which supersedes its prior claim of February 1, 2005, seeks compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT.  Alcatel-Lucent intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these claims.

Alcatel-Lucent is unable to predict the outcome of these investigations and civil lawsuits and their effect on CIT’s business.  If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent expects to generate approximately €8 million in revenue from Costa Rican contracts in 2008. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Taiwan

Certain employees of Taisel, a Taiwanese affiliate of Alcatel-Lucent, and Siemens’s Taiwanese distributor, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003.  It has been alleged that persons in Taisel, Alcatel-Lucent Deutschland AG, a German subsidiary of Alcatel-Lucent involved in the Taiwan Railway contract and Siemens Taiwan, and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, Alcatel commenced and is continuing an investigation into this matter.  As a result of the investigation, Alcatel terminated the former president of Taisel.  A director of international sales and marketing development of the German subsidiary resigned during the investigation.

2007 ANNUAL REPORT ON FORM 20-F - 239

Back to Contents

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act.  The former President of Taisel was not judged because he was not present or represented at the proceedings.  The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act.

The prosecutor has filed an appeal with the Taipei court of appeals. Should the higher court find Taisel guilty of the bid-rigging allegations in the indictment, Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel-Lucent, in an amount not to exceed €25,000.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

The SEC and the DOJ are also looking into these allegations.

As a group, Alcatel-Lucent expects to generate approximately €80 million of revenue from Taiwanese contracts in 2008, of which only a part will be from governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Taiwan would have a material adverse effect on the Alcatel-Lucent group as a whole.

Kenya

The SEC and the DOJ have asked Alcatel-Lucent to look into payments made by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya in 2000. Alcatel-Lucent understands that the French authorities are also conducting an investigation with respect to these payments. Alcatel-Lucent is cooperating with the U.S. and French authorities and has submitted to these authorities its findings regarding those payments.

Government investigations related to Lucent

Saudi Arabia

In August 2003, the DOJ and the SEC informed Lucent that they had each commenced an investigation into possible violations of the FCPA with respect to Lucent’s operations in Saudi Arabia. These investigations followed allegations made by National Group for Communications and Computers Ltd. (NGC) in an action filed against Lucent on August 8, 2003, which is described below. Alcatel-Lucent does not expect any further action by the SEC or the DOJ relating to the Saudi allegations.

China

In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent  cooperated with those agencies. On December 21, 2007, Lucent entered into agreements with the DOJ and the SEC to settle their respective investigations. Lucent signed a non-prosecution agreement with the DOJ. Pursuant to that agreement, the DOJ agreed not to charge Lucent with any crime in connection with the allegations in China. Lucent agreed to pay a €1 million monetary penalty and adopt or modify its existing internal controls, policies, and procedures. On December 21, 2007, the SEC filed civil charges against Lucent in the United States District Court for the District of Columbia alleging violations of the books and records and internal controls provisions of the FCPA. That same day, Lucent and the SEC entered into a consent agreement, resolving those charges. Pursuant to that consent agreement, Lucent, without admitting or denying the allegations in the SEC’s complaint, agreed to a permanent injunction enjoining Lucent from any future violations of the internal controls and books and records provisions of the FCPA. Lucent further agreed to pay a civil penalty of U.S.$ 1.5 million. If Lucent abides by the terms of its agreements with the DOJ and the SEC, Lucent does not anticipate any further actions by the DOJ and the SEC with respect to allegations regarding Lucent’s conduct in China.

Subpoenas and discovery requests

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

Lucent’s employment and benefits related cases

Lucent has implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions have led to the filing of cases against Lucent and may lead to the filing of additional cases. Purported class action lawsuits have been filed against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced Lucent future pension obligations by U.S.$ 400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that Lucent wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies.  This case has been dismissed by the court, but the dismissal has been appealed to a higher court and that appeal is pending. Another such case, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits.  That case too has been dismissed, but the dismissal has been appealed to a higher court. The appeal remains pending.

240 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process.  A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006.  The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery has been completed and motions for summary judgment are currently pending.

The Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were out of work because of maternity prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys fees and costs.  The case is stayed pending the disposition of another case raising similar issues.  In the related case, the U.S. 9th Circuit Court of Appeals recently found against the defendant employer.  The defendant employer in the related case has filed an appeal to the U.S. Supreme Court.

Intellectual property cases

Each of Alcatel-Lucent, Lucent and certain other entities of the Group is a defendant in various cases in which third parties claim infringement of their patents, including certain cases where infringement claims have been made against its customers in connection with products the applicable Alcatel-Lucent entity has provided to them, or challenging the validity of certain patents.

Microsoft

On February 22, 2007, after a three-week trial in U.S. District Court in San Diego, California, a jury returned a verdict in favor of Lucent against Microsoft in the first of a number of scheduled patent trials. In this first trial involving two of Lucent’s “Audio Patents”, the jury found all the asserted claims of the patents valid and infringed, and awarded Lucent damages in an amount exceeding U.S.$ 1.5 billion. This figure includes damages based on foreign sales (approximately 45% of sales), but a recent U.S. Supreme Court decision would likely eliminate that component of damages. On August 6, 2007, the U.S. District Court in San Diego issued a judgment as a matter of law reversing the jury verdict and entering judgment in favor of Microsoft. Lucent has appealed this ruling to the Court of Appeals for the Federal Circuit.

Lucent, Microsoft and Dell are involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, the Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including the trial described above. Additional trials in this case against Microsoft and Dell are scheduled in 2008. One of those cases involves counterclaims that Microsoft has asserted against Alcatel-Lucent alleging that certain Alcatel-Lucent products infringe various Microsoft patents.

Other Lucent litigation

Winstar

Lucent is a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately U.S.$ 60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately U.S.$ 190 million plus interest. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately U.S.$ 244 million, plus statutory interest and other costs. As a result, Lucent has recognized a U.S.$ 303 million provision (including related interest and other costs of approximately U.S.$ 59 million) as of December 31, 2007. In addition, U.S.$ 311 million of cash is collateralizing a letter of credit that was issued during the second quarter of fiscal year 2006 in connection with this matter. Additional charges for post-judgment interest will be recognized in subsequent periods until this matter is resolved.  On April 26, 2007, the U.S. District Court for the District of Delaware affirmed the decision of the Bankruptcy Court.  Lucent has filed a notice of appeal of this decision with the United States Court of Appeals.

NGC

On August 8, 2003, NGC filed an action in the U.S. District Court for the Southern District of New York against Lucent, certain former officers and employees, Lucent subsidiary, Lucent Technologies International Inc., certain unaffiliated individuals and an unaffiliated company, alleging violations of the Racketeer Influenced Corrupt Organizations Act (RICO) and other improper activities. These allegations relate to activities in Saudi Arabia in connection with certain telecommunications contracts involving Lucent, the Kingdom of Saudi Arabia and other entities. The complaint seeks damages in excess of U.S.$ 63 million, which could be tripled under RICO. The allegations in this complaint appear to arise out of certain contractual disputes between NGC and Lucent that are the subject of a separate case that NGC previously filed against Lucent in U.S. District Court in New Jersey and other related proceedings brought by NGC in Saudi Arabia. On March 1, 2006, the District Court in New York granted Lucent’s motion to dismiss the case in its entirety. NGC has filed a notice of appeal.  The parties have signed a settlement agreement calling for the global settlement of all claims NGC may have against Lucent.  Included in this settlement are the suits filed in New Jersey and New York described above as well as all other claims filed by NGC against Lucent or its agent in Saudi Arabia.  It is expected that the settlement agreement could take up to a year to be fully consummated.

2007 ANNUAL REPORT ON FORM 20-F - 241

Back to Contents

Effect of the various investigations and procedures

Alcatel-Lucent reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally.  Alcatel-Lucent will cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Alcatel-Lucent believes that these current investigations and cases will not have a material financial impact on Alcatel-Lucent after final decision of the authorities or final disposition. However, because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent.

Note 35
Events after the balance sheet date

There were no events that occurred between the balance sheet date and March 25, 2008, the date when the Board of Directors authorized the consolidated financial statements for issue. However, the consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting.

Note 36
Main consolidated companies

Company	Country	% control	% interest	Consolidation method
Alcatel-Lucent (2) and (3)		France		Parent company
OPERATING COMPANIES (1)

Alcatel-Lucent Australia Limited	Australia			Full consolidation
Alcatel-Lucent Austria A.G.	Austria			Full consolidation
Alcatel-Lucent Bell NV	Belgium			Full consolidation
Alcatel-Lucent Canada Inc	Canada			Full consolidation
Alcatel-Lucent Deutschland A.G.	Germany			Full consolidation
Alcatel-Lucent Enterprise	France			Full consolidation
Alcatel-Lucent España S.A.	Spain			Full consolidation
Alcatel-Lucent France	France			Full consolidation
Alcatel-Lucent Italia S.p.A.	Italy			Full consolidation
Alcatel-Lucent Mexico SA de CV	Mexico			Full consolidation
Alcatel-Lucent Submarine Networks	France			Full consolidation
Alcatel-Lucent Telecom Limited	U.K.			Full consolidation
Alcatel-Lucent Nederland BV	The Netherlands			Full consolidation
Alcatel-Lucent Brasil S/A	Brazil			Full consolidation
Alcatel Shanghai Bell Co, Ltd	China	50	50	Full consolidation
Alcatel Teletas Telekomunikasyon Endustri Ticaret AS	Turkey			Full consolidation
Alcatel USA Marketing Inc	U.S.			Full consolidation
Alcatel USA Sourcing Inc	U.S.			Full consolidation
Alcatel Vacuum Technology France	France			Full consolidation
Alda Marine	France	51	51	Proportionate
Genesys Telecommunications Laboratories, Inc.	U.S.			Full consolidation
Lucent Technologies Inc	U.S.			Full consolidation
Lucent Technologies International Sales Ltd	Ireland			Full consolidation
Lucent Technologies Qinqdao Telecom System Ltd	China	51	51	Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc	U.S.			Full consolidation

(1)

Percentages of control and interest equal 100% unless otherwise specified.

(2)

Publicly traded.

(3)

The activities of Alcatel-Lucent, as the parent company, are included under the business segment "Other".

242 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

Company	Country	% control	% interest	Consolidation method
HOLDINGS AND OTHER SEGMENT (3)

Aerospace, defence and IT&S
Thales (ex Thomson-CSF) (2)	France	21.05	20.80	Equity

Financial Holdings
Alcatel-Lucent NV	The Netherlands		Full consolidation
Alcatel-Lucent Participations	France			Full consolidation
Compagnie Financière Alcatel-Lucent	France			Full consolidation
Coralec	France			Full consolidation
Florelec	France			Full consolidation
Alcatel-Lucent Holdings Inc	U.S.			Full consolidation

Financial services
Electro Banque	France			Full consolidation
Electro Ré	Luxemburg			Full consolidation
(2) Publicly traded. (3) Financial data for Alcatel-Lucent, as the parent company, are included in this business segment.

2007 ANNUAL REPORT ON FORM 20-F - 243

Back to Contents

Note 37
Quarterly information (unaudited)

Consolidated income statements

(In millions of euros)
	Q1	Q2	Q3	Q4	2007
Revenues	3,882	4,326	4,350	5,234	17,792
Cost of sales	(2,755)	(2,929)	(2,863)	(3,536)	(12,083)
Gross profit	1,127	1,397	1,487	1,698	5,709
Administrative and selling expenses	(939)	(861)	(850)	(812)	(3,462)
Research and development expenses before capitalization of development expenses	(807)	(795)	(744)	(761)	(3,107)
Impact of capitalization of development expenses	37	53	33	30	153
Research and development costs	(770)	(742)	(711)	(731)	(2,954)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment	(582)	(206)	(74)	155	(707)
Restructuring costs	(320)	(190)	(307)	(39)	(856)
Impairment of assets	-	(426)	4	(2,522)	(2,944)
Gain/(loss) on disposal of consolidated entities	-	-	-	-	-
Post-retirement benefit plan amendment	-	265	(2)	(5)	258
Income (loss) from operating activities	(902)	(557)	(379)	(2,411)	(4,249)
Interest relative to gross financial debt	(109)	(100)	(99)	(95)	(403)
Interest relative to cash, cash equivalents	69	59	52	50	230
Finance costs	(40)	(41)	(47)	(45)	(173)
Other financial income (loss)	109	122	114	196	541
Share in net income (losses) of equity affiliates	5	60	14	31	110
Income (loss) before tax, related reduction of goodwill and discontinued operations	(828)	(416)	(298)	(2,229)	(3,771)
Reduction of goodwill related to deferred tax assets initially unrecognized	(3)	(186)	2	(69)	(256)
Income tax (expense) benefit	144	29	(17)	(216)	(60)
Income (loss) from continuing operations	(687)	(573)	(313)	(2,514)	(4,087)
Income (loss) from discontinued operations	674	(22)	(5)	(37)	610
Net income (loss)	(13)	(595)	(318)	(2,551)	(3,477)
Attributable to:
- Equity holders of the parent	(8)	(586)	(345)	(2,579)	(3,518)
- Minority interests	(5)	(9)	27	28	41
Net income (loss) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	(0.00)	(0.26)	(0.15)	(1.14)	(1.56)
- Diluted earnings per share	(0.00)	(0.26)	(0.15)	(1.14)	(1.56)
Net income (loss) before discontinued operations attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	(0.30)	(0.27)	(0.15)	(1.12)	(1.83)
- Diluted earnings per share	(0.30)	(0.27)	(0.15)	(1.12)	(1.83)
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share	0.30	(0.01)	0.00	(0.02)	0.27
- Diluted earnings per share	0.30	(0.01)	0.00	(0.02)	0.27

244 - 2007 ANNUAL REPORT ON FORM 20-F

Back to Contents

(In millions of euros)
2006 (1)	Q1	Q2	Q3	Q4	Total
Revenues	2,655	2,863	2,893	3,871	12,282
Cost of sales	(1,706)	(1,861)	(1,879)	(2,768)	(8,214)
Gross profit	949	1,002	1,014	1,103	4,068
Administrative and selling expenses	(458)	(460)	(461)	(532)	(1,911)
Research and development costs	(338)	(328)	(333)	(471)	(1,470)
Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities	153	214	220	100	687
Restructuring costs	(23)	(4)	(19)	(661)	(707)
Impairment of intangible assets	-	-	-	(141)	(141)
Gain/(loss) on disposal of consolidated entities	-	-	15	-	15
Income (loss) from operating activities	130	210	216	(702)	(146)
Financial interest on gross financial debt	(54)	(50)	(53)	(84)	(241)
Financial interest on cash and cash equivalents	33	27	32	51	143
Finance costs	(21)	(23)	(21)	(33)	(98)
Other financial income (loss)	(18)	11	(38)	11	(34)
Share in net income (losses) of equity affiliates	5	16	6	(5)	22
Income before tax and discontinued operations	96	214	163	(729)	(256)
Reduction of goodwill related to realized unrecognized tax loss carry forwards	-	-	-	(5)	(5)
Income tax expense	(12)	(40)	(8)	102	42
Income (loss) from continuing operations	84	174	155	(632)	(219)
Income (loss) from discontinued operations	30	28	15	85	158
Net income (loss)	114	202	170	(547)	(61)
Attributable to:
- Equity holders of the parent	105	182	156	(549)	(106)
- Minority interests	9	20	14	2	45
Net income (loss) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	0.08	0.13	0.11	(0.33)	(0.07)
- Diluted earnings per share	0.08	0.13	0.11	(0.33)	(0.07)
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros)
- Basic earnings per share	0.06	0.11	0.10	(0.38)	(0.18)
- Diluted earnings per share	0.06	0.11	0.10	(0.38)	(0.18)
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings per share	0.02	0.02	0.01	0.05	0.11
- Diluted earnings per share	0.02	0.02	0.01	0.05	0.11

(1)

Consolidated income statements for all quarters 2006 are re-presented to reflect the impacts of the change in accounting policies presented in note 4. Lucent's results were consolidated from December 1, 2006 onwards.

2007 ANNUAL REPORT ON FORM 20-F - 245