Form 20-F
period 2008-12-31
ALCATEL LUCENT
filed 2009-03-31
CIK 886125

2008
ANNUAL REPORT
ON FORM 20-F

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008	OR
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

2,318,041,761 ordinary shares, nominal value €2 per share

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

Selected financial data

5

1.1

Condensed consolidated income statement and balance sheet data

6

1.2

Exchange rate information

7

2

Activity overview

9

2.1

Carrier Segment

9

2.2

Enterprise Segment

10

2.3

Services Segment

10

3

Risk factors

11

3.1

Risks relating to the business

11

3.2

Legal risks

16

3.3

Risks relating to ownership of our ADSs

17

4

Information about the Group

19

4.1

General

19

4.2

History and development

20

4.3

Structure of the principal companies consolidated in the Group as of December 31, 2008

24

4.4

Real estate and equipment

25

5

Description of the Group’s activities

29

5.1

Business organization

29

5.2

Carrier Segment

30

5.3

Enterprise Segment

34

5.4

Services Segment

35

5.5

Marketing and distribution of our products

36

5.6

Competition

36

5.7

Technology, Research and Development

37

5.8

Intellectual Property

38

5.9

Sources and availability of materials

39

5.10

Seasonality

39

5.11

Our activities in certain countries

39

5.12

Environmental matters

39

5.13

Human Resources

40

6

Operating and financial review and prospects

47

6.1

Overview of 2008

54

6.2

Consolidated results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007

56

6.3

Results of operations by business segment for the year ended December 31, 2008 compared to the year ended December 31, 2007

59

6.4

Consolidated results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006

62

6.5

Results of operations by business segment for the year ended December 31, 2007 compared to the year ended December 31, 2006

65

6.6

Liquidity and capital resources

67

6.7

Contractual obligations and off-balance sheet contingent commitments

70

6.8

Outlook for 2009

74

6.9

Qualitative and quantitative disclosures about market risk

75

6.10

Legal matters

76

6.11

Research and Development – expenditures

80

7

Corporate governance

83

7.1

Governance code

83

7.2

Management

86

7.3

Powers of the Board of Directors

93

7.4

Committees of the Board

95

7.5

Compensation

98

7.6

Statement of business principles and Code of ethics

109

7.7

Regulated agreements, commitments and related party transactions

109

7.8

Major Differences between our Corporate Governance Practices and NYSE Requirements

111

7.9

Operating Rules of the Board of Directors

111

Alcatel-Lucent - 2008 annual report on form 20-F - 2

8

Information concerning our capital

115

8.1

Share capital and voting rights

115

8.2

Diluted capital at December 31, 2008

115

8.3

Delegations of authority and authorizations

116

8.4

Use of authorizations

117

8.5

Changes in our capital over the last five years

118

8.6

Purchase of Alcatel-Lucent shares by the company

119

8.7

Outstanding Instruments giving right to shares

120

9

Stock exchange and shareholding

123

9.1

Listing

123

9.2

Trading over the last five years

124

9.3

Shareholder profile

126

9.4

Breakdown of capital and voting rights

126

9.5

Changes of shareholdings

129

9.6

Shareholders’ General Meeting

130

9.7

Trend of dividend per share over 5 years

131

10

Additional information

133

10.1

Legal information

133

10.2

Specific provisions of the by-laws and of law

133

10.3

American Depositary Shares, taxation and certain other matters

138

10.4

Documents on display

142

11

Controls and procedures, statutory Auditors’ fees and other matters

143

11.1

Controls and procedures

143

11.2

Report of independent registered public accounting firms

144

11.3

Statutory auditors

145

11.4

Statutory auditors’ fees

145

11.5

Audit Committee financial expert

146

11.6

Code of Ethics

147

11.7

Financial Statements

147

11.8

Exhibits

147

11.9

Cross-reference table between Form 20-F and this document

148

12

Consolidated financial statements at December 31, 2008

151

Report of independent registered public accounting firms

152

Consolidated income statements

153

Consolidated balance Sheets

154

Consolidated statements of cash flows

155

Consolidated statements of recognized income and expense

156

Consolidated statements of changes in shareholders’ equity

157

Notes to Consolidated Financial Statements

158

Alcatel-Lucent - 2008 annual report on form 20-F - 3

Back to Contents

Alcatel-Lucent - 2008 annual report on form 20-F - 4

Back to Contents

1

SELECTED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. IFRS, as adopted by the European Union, differs in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our consolidated financial statements presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. As permitted by U.S. securities laws, we no longer provide a reconciliation of our net income and shareholders’ equity as reflected in our consolidated financial statements that are prepared in accordance with IFRS, as adopted by the European Union and that are also in conformity with IFRS as issued by the International Accounting Standards Board, to U.S. GAAP.

On November 30, 2006, historical Alcatel and Lucent Technologies Inc., since renamed Alcatel-Lucent USA Inc. (“Lucent”), completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector created with Finmeccanica and our railway signaling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and in April 2007, we completed the sale of our ownership interests in the two joint ventures in the space sector.

As a result of the Lucent transaction, our 2006 consolidated financial results include (i) 11 months of results of only historical Alcatel and (ii) one month of results of the combined company. As a result of the Thales transaction, our 2004, 2005 and 2006 financial results pertaining to the businesses transferred to Thales are treated as discontinued operations. Further, our 2005 and 2006 financial results take into account the effect of the change in accounting policies on employee benefits with retroactive effect from January 1, 2005 and our 2006 and 2007 financial results take into account the effect of the application of the interpretation IFRIC 14 with retroactive effect from January 1, 2006, as described in the section “Changes in accounting standards as of January 1, 2008” and in Note 4 of our consolidated financial statements included elsewhere in this document.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2008, 2007 and 2006 included several negative, non-cash impacts of purchase accounting entries.

Alcatel-Lucent - 2008 annual report on form 20-F - 5

Back to Contents

1.1

CONDENSED CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET DATA

	For the year ended December 31,
(in millions, except per share data)	2008 (1)	2008	2007	2006	2005	2004
Income Statement Data
Revenues	23,640	€ 16,984	€ 17,792	€ 12,282	€ 11,219	€ 10,263
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement plan amendments	(77)	(56)	(707)	687	1,016	1,003
Restructuring costs	(782)	(562)	(856)	(707)	(79)	(313)
Income (loss) from operating activities	(7,381)	(5,303)	(4,249)	(146)	1,066	602
Income (loss) from continuing operations	(7,246)	(5,206)	(4,087)	(219)	855	431
Net income (loss)	(7,200)	(5,173)	(3,477)	(61)	963	645
Net income (loss) attributable to equity holders of the parent	(7,259)	(5,215)	(3,518)	(106)	922	576
Earnings per Ordinary Share
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share
basic (2)	$(3.23)	(2.32)	(1.83)	(0.18)	0.59	0.27
diluted (3)	$(3.23)	(2.32)	(1.83)	(0.18)	0.59	0.26
Dividend per ordinary share (4)	-	-	-	0.16	0.16	-
Dividend per ADS (4)	-	-	-	0.16	0.16	-

	At December 31,
(in millions)	2008 (1)	2008	2007	2006	2005	2004
Balance Sheet Data
Total assets	U.S. $ 38,015	€ 27,311	€ 33,830	€ 41,890	€ 21,346	€ 20,629
Marketable securities and cash and cash equivalents	6,393	4,593	5,271	5,994	5,150	5,163
Bonds, notes issued and other debt – Long-term part	5,565	3,998	4,565	5,048	2,752	3,491
Current portion of long-term debt	1,527	1,097	483	1,161	1,046	1,115
Capital stock	6,453	4,636	4,635	4,619	2,857	2,852
Shareholders’ equity attributable to the equity holders of the parent after appropriation (5)	6,448	4,633	11,187	15,467	5,911	4,913
Minority interests	823	591	515	495	475	373

(1)

Translated solely for convenience into dollars at the noon buying rate of € 1.00 = U.S. $ 1.3919 on December 31, 2008.

(2)

Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:

– ordinary shares: 2,259,174,970 in 2008; 2,255,890,753 in 2007; 1,449,000,656 in 2006; 1,367,994,653 in 2005 and 1,349,528,158 in 2004 (including 120,780,519 shares related to bonds mandatorily redeemable for ordinary shares).

(3)

Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

– ordinary shares: 2,259,174,970 in 2008; 2,255,890,753 in 2007; 1,449,000,656 in 2006; 1,376,576,909 in 2005 and 1,362,377,441 in 2004.

(4)

Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of Directors has announced that it will propose to not pay a dividend for 2008 at our Annual Shareholders’ Meeting to be held on May 29, 2009.

(5)

Amounts presented are net of dividends distributed. Shareholders’ equity attributable to holders of the parent before appropriation are € 4,633 million, € 11,187 million, € 15,828 million, € 6,130 million and € 4,913 million as of December 31, 2008, 2007, 2006, 2005 and 2004 respectively and dividends proposed or distributed amounted to € 0 million, € 0 million, € 370 million, € 219 million and € 0 million as of December 31, 2008, 2007, 2006, 2005 and 2004 respectively.

Alcatel-Lucent - 2008 annual report on form 20-F - 6

Back to Contents

1.2

EXCHANGE RATE INFORMATION

The table below shows the average noon buying rate of euro from 2004 to 2008. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

Year	Average rate (1)
2008	$ 1.4726
2007	$ 1.3797
2006	$ 1.2728
2005	$ 1.2400
2004	$ 1.2478
(1) The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low
March 2009 (through March 27)	$ 1.3730	$ 1.2549
February 2009	$ 1.3064	$ 1.2547
January 2009	$ 1.3946	$ 1.2804
December 2008	$ 1.4358	$ 1.2634
November 2008	$ 1.3039	$ 1.2525
October 2008	$ 1.4058	$ 1.2446
September 2008	$ 1.4737	$ 1.3939

On March 27, 2009, the noon buying rate was € 1.00 = $ 1.3306.

Alcatel-Lucent - 2008 annual report on form 20-F - 7

Back to Contents

Alcatel-Lucent - 2008 annual report on form 20-F - 8

Back to Contents

2

ACTIVITY OVERVIEW

The charts below set forth the three business segments that comprised our organization in 2008: Carrier, Enterprise and Services. In 2008, our Carrier segment was organized into seven business divisions: IP, Fixed Access, Optics, Mobile Access, CDMA Networks, Multicore and Applications. Effective January 1, 2009, we reorganized our business into four groups: Carrier Product Group, Enterprise Product Group, Services Group, and Applications Software Group. The Carrier Product Group is now organized in four divisions: IP, Optics, Wireless and Wireline.

2.1

CARRIER SEGMENT

IP, FIXED ACCESS AND OPTICS

Position	Activities	Market positions

A world leader and privileged partner of telecom operators, enterprises and governments in transforming wireline networks toward an all-IP (internet Protocol) architecture – using broadband access, traffic aggregation to the optical transport network – with central focus on the IP intelligent router market. Our technology allows service providers to enrich the end-user experience which creates sustainable value.

Activities focus on the three main wireline market segments: access, optics and IP (internet Protocol). The portfolio of products we offer may be deployed anywhere in legacy and next-generation networks from the core to the access, facilitating the delivery of voice, data and video services (Triple Play) over broadband.

#1 in Broadband Access with 40.6% of DSL market share in 2008 (in revenues) (1)

#1 in optics (Terrestrial and Submarine) with 22.2% of market share in 2008 (in revenues) (2)

#2 in IP/MPLS Service Provider edge routers with 19% of market share in 2008 (in revenues) (3)

(1) Dell’Oro. (2) Ovum. (3) Ovum.

MOBILE ACCESS AND CDMA NETWORKS

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

#3 in GSM/GPRS/EDGE Radio Access Networks with 10.8% of market share in 2008 (in revenues) (4)

#3 in W-CDMA Radio Access Networks with 14.6% of market share in 2008 (in revenues) (5)

#1 in CDMA with 42.4% of market share in 2008 (in revenues) (6)

# 1 in WiMAX 802.16e with 30.2% of market share in 2008 (in base stations revenues) (7)

(4) Dell’Oro. (5) Dell’Oro. (6) Dell’Oro. (7) Infonetic Research.

Alcatel-Lucent - 2008 annual report on form 20-F - 9

Back to Contents

MULTICORE AND APPLICATIONS

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

We have deployed IP/NGN products in more than 275 fixed and mobile networks, and we are involved in (various stages of deployment, trials and commercial roll out) more than 30 full IMS network transformation projects. In addition, there are more than 60 customers using our IMS application servers and services, and more than 190 networks using our subscriber data management applications.

2.2

ENTERPRISE SEGMENT

Position	Activities	Market positions

A world leader in the delivery of secure, dynamic communication product offerings for enterprises and government agencies, with emphasis on the education, finance, healthcare and hospitality industries and the public sector.

Supply end to end IP communication product offerings that interconnect networks, people, business processes and knowledge with real time communications (secure networking, telephony, unified communications, Genesys contact center and mobile applications) for small, medium, large and extra-large companies and public agencies.

#1 in Western Europe Enterprise Telephony with 17% of market share (in revenues) (8) #1 in Contact Center agent revenue, Western Europe 2007 (Alcatel & Genesys combined) (9)
(8) Gartner Dataquest, Market Share Enterprise Telephony Western Europe July 2008. (9) Gartner Market Share: Contact Centers, Western Europe, 2007, 27 June 2008.

2.3

SERVICES SEGMENT

Position	Activities	Market positions

A world leader in supplying services for telecom service providers and companies in selected verticals, with particular expertise in integrating complete telecommunication end-to-end product offerings.

Activities focus on supplying complete offerings for networks’ entire life cycle – consultation and conception, integration and deployment, exploitation and maintenance, as well as various partnership models to facilitate a total or partial outsourcing of operations.

#1 in worldwide Service Delivery Platform integration services (10)

Since many of our competitors define the overall services market differently, we are unable to provide overall services market positions.

(10) Infonetics Research.

Alcatel-Lucent - 2008 annual report on form 20-F - 10

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

3.1

RISKS RELATING TO THE BUSINESS

We have adopted a new strategic focus and we are shifting our resources to support that new focus. If our new strategic plan is not aligned with the direction our customers take as they invest in the evolution of their networks, customers may not buy our products or use our services.

We have adopted a new strategic plan as of January 1, 2009, and we are undergoing a strategic transformation and realignment of our operations in support of that new plan. The transformation we are undergoing includes reduced spending on research and development as we accelerate the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies. Our choices of specific technologies to pursue and those to de-emphasize may prove to be inconsistent with our customers’ investment spending.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers regarding their deployment of technology and their timing of purchases, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry were negatively impacted by the deteriorating global macroeconomic environment in 2008, and we expect the global economy to deteriorate further in 2009. We expect the global telecommunications equipment and related services market to decline between 8% and 12% at constant currency in 2009, but in the context of the global economic environment, the degree of volatility and subsequent lack of visibility is at a historically high level and actual market conditions could be very different from what we expect and are planning for. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

If capital investment by service providers is weaker than the 8% to 12% decline at constant currency rates that we anticipate, our revenues and profitability may be adversely affected. The level of demand by service providers can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results and cash flow remains difficult.

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

•

customer financing obligations.

Alcatel-Lucent - 2008 annual report on form 20-F - 11

Back to Contents

We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including our revolving credit facility of € 1.4 billion maturing in April 2012 (with an extension until April 5, 2013 for an amount of € 837 million) and on which we have not drawn. Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally. Given current conditions, access to the debt and equity markets may not be relied upon at this time. Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds, assets sales or financing from third parties. We cannot provide any assurance that such funding will be available on terms satisfactory to us. If we were to incur high levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as Research and Development expenses and capital expenditures, which could have a material adverse effect on our business.

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

A substantial portion of our sales are to customers in the telecommunications industry. These customers may require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We expect that we may provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating, our level of available credit, and our ability to sell off commitments on acceptable terms. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have filed with the courts seeking protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. As a result of the more challenging economic environment, we saw some increase in the number of our customers experiencing such difficulties in 2008, and we expect that trend to intensify as the global economy deteriorates further in 2009. That trend may be exacerbated in many emerging markets, where our customers are being affected not only by recession, but by deteriorating local currencies and a lack of credit. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

The Group’s U. S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of the financial markets world-wide, the level of interest rates, and changes in legal requirements. These plans are also costly, and our efforts to fund or control those costs may be ineffective.

In particular, many former and current employees and retirees of the Group in the U.S. participate in one or more of the following benefit plans:

•

management pension plan;

•

occupational pension plans;

•

post-retirement health care benefit plan for former management employees; and

•

post-retirement health care benefit plan for formerly represented employees.

The performance of the financial markets and the level of interest rates impact the funding obligations for the Group’s U.S. pension plans. Both of those factors contributed to a deterioration in the funded status of our pension plans in 2008. Specifically, the deterioration in equity markets contributed to a large decline in pension plan assets late in the year, while lower interest rates were reflected in lower discount rates that contributed to an increase in our pension obligations. A continuation of those trends could have a negative impact on the funded status and funding obligations of our pension plans.

As of January 1, 2009, we estimate that all of our U.S. pension plans meet the current funding requirements of the Internal Revenue Code of 1986 (the “Code”), as amended, and the Employee Retirement Income Security Act of 1974, as amended, each as further amended by the Pension Protection Act of 2006 (the “PPA”) and the Worker, Retiree, and Employer Recovery Act of 2008 (the “WRERA”), and we believe it is unlikely that the Group will make any material contributions to these plans through 2010. We are unable to provide an estimate of future funding requirements beyond fiscal year 2010 for the Group’s U.S. pension plans.

Alcatel-Lucent - 2008 annual report on form 20-F - 12

Back to Contents

Although we estimate that all of our material U.S. pension plans are overfunded under the requirements of ERISA and the Code (each as amended by PPA and WRERA), based on IFRS accounting standards to which the Group is subject, the management pension plan was underfunded by € 551 million as of December 31, 2008. For more details regarding this underfunding, see Note 25g to our consolidated financial statements included elsewhere in this annual report.

Section 420 of the Code, as amended by PPA and the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act, 2007, provides for the “qualified” transfer of pension plan assets--either for a single year or for two or more years--whereby pension plan assets in excess of 125% (for a “single-year” transfer) or 120% (for a “multi-year” transfer) of a pension plan’s funding obligations would be available to fund retiree health care costs.

As of the January 1, 2009 valuation date, the occupational pension plan had approximately € 2.1 billion of pension plan assets that would be eligible for transfer to fund retiree health care costs for a single year for Lucent’s formerly represented retirees. As of the same valuation date, € 2.5 billion would be available to fund such retiree health care costs for multiple years.

In December 2008 we made a multi-year “collectively bargained” Section 420 transfer of excess pension assets from the occupational pension plan for former Lucent employees in the amount of $ 653 million to fund healthcare benefits for Lucent’s formerly represented retirees for the period beginning January 1, 2008 through about September 30, 2009. We expect to make another multi-year “collectively bargained transfer” during 2009 to cover Lucent’s formerly represented retiree health care costs for the remainder of 2009 through the first nine months of 2010. Based on current actuarial assumptions we believe it is likely that all of the healthcare funding required for Lucent’s formerly represented retirees (assuming the present level and structure of benefits) could be addressed through Section 420 transfers. However, a deterioration in the funded status of our occupational pension plan could negatively impact our ability to make future Section 420 transfers.

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

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of December 31, 2008. In connection with the combination between Alcatel and Lucent, a significant amount of additional goodwill and acquired intangible assets were recorded as a result of the purchase price allocation.

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

Historically, we have recognized significant impairment charges due to various reasons, including some of those noted above as well as potential restructuring actions or adverse market conditions that are either specific to us or the broader telecommunications industry or more general in nature. For instance, we accounted for an impairment loss of € 4.7 billion in 2008 related to a re-assessment of our near-term outlook, our decision to streamline our portfolio and our weaker than expected CDMA business. Additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition.

Alcatel-Lucent - 2008 annual report on form 20-F - 13

Back to Contents

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

We have a number of competitors, many of which currently compete with us and some of which are very large, with substantial technological and financial resources and established relationships with global service providers. Some of these competitors have very low cost structures. In addition, new competitors may enter the industry as a result of acquisitions or shifts in technology. These new competitors, as well as existing competitors, may include entrants from the telecommunications, computer software, computer services and data networking industries. We cannot assure you that we will be able to compete successfully with these companies. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that we cannot or will not match or offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to customers, prospective customers, employees and strategic partners.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 14

Back to Contents

Our ten largest customers accounted for 40% of our revenues in 2008, and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending of these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 40% of our revenues in 2008. As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obligated to purchase a certain amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn in spending in that industry, like the one that is developing in today’s increasingly challenging economic environment. Service providers are planning cuts in their 2009 capital expenditure budgets, and their reduced spending will have adverse effects on our results of operations.

We have long-term sales agreements with a number of our customers. Some of these agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

We have entered into long-term sales agreements with a number of our large customers, and we expect that we will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require us to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require, us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically important products. Since our new strategic plan entails a streamlined set of product offerings, it may increase the likelihood that we may have to sell products that we would otherwise discontinue. The costs incurred in fulfilling some of these sales agreements may vary substantially from our initial cost estimates. Any cost overruns that cannot be passed on to customers could adversely affect our results of operations.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 15

Back to Contents

3.2

LEGAL RISKS

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

We are defendants in various lawsuits. These lawsuits against us include such matters as commercial disputes, claims regarding intellectual property, customer financing, product discontinuance, asbestos claims, labor, employment and benefit claims and others. We are also involved in certain investigations by government authorities. For a discussion of some of these legal proceedings and investigations, you should read “Legal Matters” in Section 6.10 of this annual report and Note 34 to our consolidated financial statements included elsewhere in this document. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material losses resulting from these claims and investigations could adversely affect our profitability and cash flow.

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

Our largest joint venture, Alcatel-Lucent Shanghai Bell, has this type of requirement.

We own 50% plus one share of Alcatel-Lucent Shanghai Bell, the remainder being owned by the Chinese government.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 16

Back to Contents

3.3

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

Alcatel-Lucent - 2008 annual report on form 20-F - 17

Back to Contents

Alcatel-Lucent - 2008 annual report on form 20-F - 18

Back to Contents

4

INFORMATION ABOUT THE GROUP

4.1

GENERAL

We provide product offerings that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, we leverage the technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries, we are a local partner with global reach. We also have one of the most experienced global services teams in the industry.

Alcatel-Lucent is a French société anonyme, established in 1898, originally as a listed company named Compagnie Générale d’Électricité. Our corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code and the financial and monetary code.

Our registered office and principal place of business is 54, rue La Boétie, 75008 Paris, France, our telephone number is 33 (1) 40 76 10 10 and our website address is www.alcatel-lucent.com. The contents of our website are not incorporated into this document.

The address for Stephen R. Reynolds, our authorized representative in the United States, is Alcatel-Lucent USA Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

Alcatel-Lucent - 2008 annual report on form 20-F - 19

Back to Contents

4.2

HISTORY AND DEVELOPMENT

Set forth below is an outline of certain significant events of Alcatel-Lucent from formation until 2005:

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
1986

Formation of Alcatel NV following an agreement with ITT Corporation, which sells its European telecommunications activities to CGE

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

Acquisition by Câbles de Lyon of Câbleries de Dour (Belgium) and Ericsson’s U.S. cable operations

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

Acquisition of DSC, a U.S. company, which has a solid position in the U.S. access market

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

2002

Sale of its remaining interest in Thomson (formerly TMM)

Alcatel acquires control of Alcatel Shanghai Bell

Sale of 10.3 million Thales shares (Alcatel’s shareholding in Thales decreases from 15.83% to 9.7%)

2003	Acquisition of TiMetra Inc., a privately held, U.S.-based company that produces routers Sale of Alcatel’s optical components business to Avanex Sale of SAFT Batteries subsidiary to Doughty Hanson

Alcatel-Lucent - 2008 annual report on form 20-F - 20

Back to Contents

2004

Alcatel and TCL Communication Technology Holdings Limited form a joint venture mobile handset company. The joint venture company is 55% owned by TCL and 45% owned by Alcatel

Alcatel and Draka Holding NV (“Draka”) combine their respective global optical fiber and communication cable businesses. Draka owns 50.1% and Alcatel owns 49.9% of the new company, Draka Comteq BV

Acquisition of privately held, U.S.-based eDial Inc., a leading provider of conferencing and collaboration services for businesses and telephone companies

Acquisition of privately held, U.S.-based Spatial Communications (known as Spatial Wireless), a leading provider of software-based and multi-standard distributed mobile switching products

2005

Acquisition of Native Networks, a UK-based company providing of optical Ethernet goods and services

Sale of shareholding in Nexans, representing 15.1% of Nexans’ share capital, through a private placement

Merger of Alcatel space activities with those of Finmeccanica, S.p.A completed through the creation of Alcatel Alenia Space (Alcatel owned 67%, and Alenia Spazio, a unit of Finmeccanica, owned 33%) and Telespazio Holding (Finmeccanica owned 67%, and Alcatel owned 33%).

Exchange of Alcatel 45% interest in joint venture with TCL Communication for TCL Communication Shares (TCL owning all of the joint venture company and Alcatel owning 141,375,000 shares of TCL).

Recent events

No 2008 dividend. Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2008 results. Our Board will present this proposal at our Annual Shareholders’ Meeting on May 29, 2009.

Change in credit rating. On March 3, 2009, Standard & Poor’s lowered to B+ from BB- its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Lucent. The ratings on the trust preferred notes of Lucent Technologies Capital Trust were lowered to CCC+. The B short-term rating on Alcatel-Lucent was affirmed. The B1 short-term credit rating on Lucent was withdrawn and a negative outlook was issued.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B2 to B3. The Not-Prime rating for the Group’s short-term debt was confirmed. The negative outlook of the ratings was maintained.

Thales. On February 4, 2009, we confirmed that our divestiture of our interest in Thales for € 1.6 billion was proceeding on plan (see “Highlights of transactions during 2008”).

Highlights of transactions during 2008

Acquisitions

Acquisition of Motive Networks. On October 7, 2008, we completed the acquisition of Motive, Inc., a U.S.-based company, through a tender offer for an aggregate purchase price of U.S. $ 67.8 million. The acquisition solidified the existing three-year relationship between the two companies, which had jointly developed and sold remote management software solutions for automating the deployment, configuration and support of advanced home networking devices called residential gateways (RGs). As a result of this combination, more than 70 service providers worldwide can now rely on a single solution to deliver a seamless, consistent, converged customer experience across a range of services, networks and devices, both fixed and mobile.

Dispositions

Thales. On December 19, 2008, we announced the signature of a definitive agreement regarding the acquisition by Dassault Aviation of our interest in Thales (41,262,481 shares).The total purchase price is based on a price of € 38 per Thales share, representing approximately € 1.57 billion. The closing of the transaction, expected to take place in the second quarter of 2009, is subject to certain governmental approvals, including with respect to antitrust.

Other matters

Moody’s. On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

Update on joint venture with NEC. In February 2008, we and NEC announced the execution of a memorandum of understanding concerning the formation of a R&D joint venture focusing on the development of Long Term Evolution (LTE) wireless broadband access product offerings to support the network evolution of some of the leading carriers around the world. Leveraging the common LTE product strategy and platform of the joint venture, we and NEC each planned to manage delivery, project execution and dedicated support to our respective customers. Since then, the roadmaps as well as the technical and business requirements of key operators around the world have significantly evolved. Recognizing the diversity of the market, we and NEC agreed that a full-fledged R&D joint venture was an inappropriate option. We have further optimized and focused the scope and format of our technical collaboration in the LTE radio access space, and we are currently working on a Joint Development Agreement to share some key radio technologies between the two companies.

Alcatel-Lucent - 2008 annual report on form 20-F - 21

Back to Contents

Developments in Microsoft cases. On September 25, 2008, the Court of Appeals for the Federal Circuit in Washington D.C. affirmed the ruling of the lower court in San Diego, California, reversing the earlier jury verdict that had awarded us U.S. $ 1.5 billion in damages for patent infringement (see Section 6.10 “Legal Matters”). In a second phase of this litigation with Microsoft Corporation, which also involves Dell, on April 4, 2008, a jury awarded us approximately U.S. $ 368 million in damages on additional patents, and the judge granted prejudgment interest on that award on April 28, 2008. On December 15, 2008, we and Microsoft executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations. This settlement included dismissing all pending patent claims in which we are a defendant and provided us with licenses to all Microsoft patents-in-suit in these cases. Only the appeal of the April 2008 judgment against Microsoft and Dell remains currently pending in the Court of Appeals for the Federal Circuit.

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

Dispositions

Sale of interest in Draka Comteq. In December 2007, we sold our 49.9% interest in Draka Comteq to Draka Holding, N.V., our joint venture partner in this company, for € 209 million in cash. Historical Alcatel formed this joint venture with Draka Holding in 2004 by combining its optical fiber and communication cable business with that of Draka Holding.

Sale of interest in Avanex. In October 2007, we sold our 12.4% interest in Avanex to Pirelli and entered into supply agreements with both Pirelli and Avanex for related components. We had acquired these shares in July 2003 when historical Alcatel sold its optronics business to Avanex.

Completion of transactions with Thales. On April 6, 2007, following the authorization of the European Commission on April 4, 2007, we sold our 67% interest in the capital of Alcatel Alenia Space (a joint venture company, created in 2005 with the space assets from Finmeccanica and historical Alcatel) and our 33% interest in the capital of Telespazio (a worldwide leader in satellite services) to Thales for € 670 million in cash, subject to an adjustment, the calculation of which is being performed. We had previously completed, on January 5, 2007, the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services in exchange for 25 million newly issued Thales shares and € 50 million in cash, including purchase price adjustments.

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

Microsoft case update. On August 6, 2007, the U.S. District Court judge in San Diego, California presiding over our digital music patent infringement litigation with Microsoft Corporation issued his ruling on the post-trial hearings in which Microsoft argued for the reversal of the earlier jury verdict that had awarded us U.S. $ 1.5 billion in damages. The judge agreed with Microsoft and reversed the jury verdict.

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

Highlights of transactions during 2006

Acquisitions

Acquisition of UMTS business from Nortel. On December 4, 2006, we signed an agreement with Nortel Networks Corporation (or Nortel) to acquire Nortel’s UMTS (Universal Mobile Telecommunications System) radio access business (including the technology and product portfolio), associated patents and tangible assets, as well as customer contracts and other related assets, for U.S. $ 320 million. The acquisition was completed on December 31, 2006.

Business combination with Lucent. On April 2, 2006, historical Alcatel and Lucent announced that they had entered into a definitive agreement. Completion of the business combination took place on November 30, 2006.

As a result of the business combination, each share of Lucent common stock issued and outstanding immediately prior to the effective time of the business combination was converted into the right to receive 0.1952 (the “Exchange Ratio”) of an ADS representing one ordinary share, nominal value € 2.00 per share, of Alcatel-Lucent. Outstanding options to purchase shares of Lucent common stock granted under Lucent’s option plans were converted into the right to acquire our ordinary shares, with the exercise price and the number of ordinary shares adjusted to reflect the Exchange Ratio. Lucent’s warrants and convertible debt securities outstanding at the effective time of the business combination also became exercisable for or convertible into our ADSs and ordinary shares with the strike price and number of ADSs or ordinary shares adjusted to reflect the Exchange Ratio.

Alcatel-Lucent - 2008 annual report on form 20-F - 22

Back to Contents

Acquisition of VoiceGenie. During the second quarter of 2006, we acquired privately-held VoiceGenie for € 30 million in cash. Founded in 2000, VoiceGenie is a leader in voice self-service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers.

Acquisition of 2Wire. On January 27, 2006, we acquired a 27.5% stake in 2Wire, a pioneer in home broadband network product offerings, for a purchase price of U.S. $ 122 million in cash.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 23

Back to Contents

4.3

STRUCTURE OF THE PRINCIPAL COMPANIES CONSOLIDATED IN THE GROUP AS OF DECEMBER 31, 2008

By percentage of share capital held.

Alcatel-Lucent - 2008 annual report on form 20-F - 24

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

At December 31, 2008, our total production capacity was equal to approximately 305,000 sq. meters and the table below shows the geographic region by business segment for 2008 of such production capacity.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 5.12 of this annual report.

Alcatel-Lucent, production capacity at December 31, 2008

(in thousands of m2)	Europe	North America	Asia-Pacific	Total
Carrier	162	33	89	284
Enterprise	21	0	0	21
Services	0	0	0	0
TOTAL	183	33	89	305

We are present in 130 countries and have approximately 800 sites, the most important of which are as follows:

Production/assembly sites

Country	Site	Ownership
China	Shanghai	Full ownership
France	Calais	Full ownership
France	Eu	Full ownership
United Kingdom	Greenwich	Full ownership
Italy	Battipaglia	Full ownership
Germany	Hannover	Full ownership
United States	Meriden	Full ownership

Alcatel-Lucent - 2008 annual report on form 20-F - 25

Back to Contents

Research and innovation and support sites

Country	Site	Ownership
Germany	Stuttgart	Lease
Germany	Nuremberg	Lease
Austria	Vienna	Full ownership
Belgium	Anvers	Lease
Brazil	São Paulo	Full ownership
Canada	Ottawa	Full ownership
China	Shanghai (Pudong)	Full ownership
Spain	Madrid	Lease
United States	Daly City	Lease
United States	Plano	Full ownership
United States	Whippany	Full ownership
United States	Naperville	Full ownership
United States	Murray Hill	Full ownership
France	Villarceaux	Lease
France	Vélizy	Lease
France	Lannion	Full ownership
France	Paris Headquarters	Lease
France	Orvault	Full ownership
India	Bangalore	Lease
India	Chennai	Lease
Italy	Vimercate	Lease
Mexico	Cuautitlan Izcalli	Full ownership
Netherlands	Hilversum	Lease
United Kingdom	Swindon	Lease
Singapore	Singapore	Lease

Alcatel-Lucent - 2008 annual report on form 20-F - 26

Back to Contents

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

On January 5, 2007, our transportation and security activities were contributed to Thales and we received 25 million new Thales shares and a cash payment of € 50 million, including purchase price adjustments. The transfer of our space activities to Thales for a cash payment of € 670 million was finalized on April 6, 2007.

On December 19, 2008, we announced the signature of a definitive agreement regarding the acquisition by Dassault Aviation of our Thales shares. The closing of the transaction is expected to take place in the second quarter of 2009. For more detail about this sale, please refer to Section 4.2, “History and Development – Highlights of transactions during 2008 – Dispositions.” Until the closing, the cooperation agreement, shareholders’ agreement and the agreement regarding the strategic interest of the French State described below remain in full force and effect.

Cooperation Agreement. In connection with the transfer of certain of our transportation, security and space activities to Thales, we entered into a cooperation agreement on December 1, 2006 with Thales and the French government (the “French State”) governing the relationship between Thales and us after completion of the transaction. The cooperation agreement requires that Thales give preference to the equipment and solutions developed by us, in consideration for our agreement not to submit offers to military clients in certain countries, subject to certain exceptions protecting, in particular, the continuation of Lucent’s business with U.S. defense agencies. The agreement also includes non compete commitments by us with respect to our businesses being contributed to Thales, and by Thales with respect to our other businesses, in each case, subject to limited exceptions. The agreement also provides for cooperation between Thales and us in certain areas relating to Research and Development.

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

•

any decision threatening the cooperation between us and Thales; and

•

significant acquisitions and sales of shares or assets (with any transaction representing € 150 million in revenues or commitments deemed significant).

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

Alcatel-Lucent - 2008 annual report on form 20-F - 27

Back to Contents

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

National Security Agreement and Specialty Security Agreement

On November 17, 2006, the Committee on Foreign Investment in the United States (“CFIUS”), approved our business combination with Lucent. In the final phase of the approval process CFIUS recommended to the President of the United States that he not suspend or prohibit our business combination with Lucent, provided that we execute a National Security Agreement (“NSA”) and Specialty Security Agreement (“SSA”) with certain U.S. Government agencies within a specified time period. As part of the CFIUS approval process, we entered into a NSA with the Department of Justice, the Department of Homeland Security, the Department of Defense and the Department of Commerce (collectively, the “USG Parties”) effective on November 30, 2006. The NSA provides for, among other things, certain undertakings with respect to our U.S. businesses relating to the work done by Bell Labs and to the communications infrastructure in the United States. Under the NSA, in the event that we materially fail to comply with any of its terms, and the failure to comply threatens to impair the national security of the United States, the parties to the NSA have agreed that CFIUS, at the request of the USG Parties at the cabinet level and the Chairman of CFIUS, may reopen review of the business combination with Lucent and revise any recommendations submitted to the President. In addition, we agreed to establish a separate subsidiary to perform certain work for the U.S. government, and hold government contracts and certain sensitive assets associated with Bell Labs. This separate subsidiary has a Board of Directors including at least three independent Directors who are resident citizens of the United States who have or are eligible to possess personnel security clearances from the Department of Defense. These Directors are former U.S. Secretary of Defense William Perry, former National Security Agency Director Lt. Gen. Kenneth A. Minihan, USAF (Ret.) and former Assistant Secretary of the U.S Navy Dr. H. Lee Buchanan. The SSA, effective December 20, 2006, that governs this subsidiary contains provisions with respect to the separation of certain employees, operations and facilities, as well as limitations on control and influence by the parent company and restrictions on the flow of certain information.

Alcatel-Lucent - 2008 annual report on form 20-F - 28

Back to Contents

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1

BUSINESS ORGANIZATION

We announced several changes to our leadership team, organization, business model and strategic focus over the course of 2008. In September, we announced two key leadership changes: Philippe Camus became non-executive Chairman of the Board of Directors and Ben Verwaayen became Chief Executive Officer. In November, we announced that Paul Tufano became Chief Financial Officer. In addition, our Board of Directors initiated a process that ultimately resulted in a smaller Board – with 10 directors instead of 14 – consisting largely of new members. In November, we also announced our new organization and business model (effective January 1, 2009) which steps are part of a realignment of our operations in support of our new strategic focus that we announced in December 2008 and which is discussed below. All of these changes are intended to improve our profitability as they strengthen our focus on customers, simplify the organization, clarify accountability and responsibility, and improve the cost structure of our business.

Strategic Focus. Our new strategic vision for 2009 and beyond is to improve the internet or “web” experience of service providers, enterprises and end-users while improving our customers’ return on their investments. To do that, we intend to combine the creative innovation that is delivered on a best-efforts basis over the internet via so-called “over-the-top” services, like social networking, video sharing, etc. that treat the network as transport only, with the “trusted” services (security, quality of service, privacy, reliability, etc.) that leverage unique capabilities of the network-based service providers. The resulting combination will be more end-users who are willing to pay for more web-based services offered within a trusted environment. We believe the result is a sustainable business model that is beneficial for both network operators and web application creators; one that will fuel innovation and the capital investment required to expand the overall web experience to more people and businesses. In order to achieve this strategy, we will undergo a major strategic transformation and are taking significant steps to realign our operations. We will be focusing on three markets: service providers, enterprises, and selected verticals and on four key areas of investment: IP (internet protocol), optics, mobile and fixed broadband and applications enablement. Applications enablement is a key focus area because it includes all aspects of an “open” network architecture that need to be accessible to “over-the-top” application providers so they can develop more compelling, high value services for delivery over service provider networks.

Organization. The new organization structure effective January 1, 2009 includes:

•

four groups responsible for emphasizing our strengths in R&D in the design, development and overall product management of the products and services we offer our customers. One of the four groups is the Applications Software group (ASG), a new group that consolidates the various software businesses that were previously spread throughout the company, and is designed to increase our focus on and support for our software applications business. This new Applications software group is an integral part of our new strategic focus on new services and applications that combine the trusted capabilities of the network with the creative services delivered over the internet. ASG consists of the Applications Software business division that had previously been part of the Carrier group, the Genesys contact center software business that had previously been part of the Enterprise group, and the Operations Support Systems and Business Support Systems (OSS/BSS) software businesses that had previously been part of the Services group. The Carrier Product group has been simplified from six to four divisions: IP, Optics, Wireless and Wireline. The Enterprise Product group remains focused on small, medium and large enterprises and now also includes selected verticals – where customers in transportation, energy, health, defense and the public sector need large, complex communications networks. The Services group is focused on managed services, professional services, and network integration. It no longer includes OSS/BSS (operations support systems/business support systems) software activities that are now part of ASG, or the select verticals that are now part of the Enterprise Product group;

•

three regional organizations – one for the Americas, one for Asia Pacific, and one that includes Europe, the Middle East and Africa – to replace the two geographic structures that existed previously. The regions are accountable for serving customers and growing the business profitably. The regions’ primary mission is to sell and insure the highest customer satisfaction. The three regions will each have complete responsibility for all customer-focused activities except for the Enterprise market and the selected verticals included in the industry and public sector market;

•

three new organizations designed to sharpen our customer focus and reinforce our focus on operations. The Solutions and Marketing organization will focus on bringing together the right products and services to create the complex solutions required by customers to address new opportunities. The Quality Assurance and Customer Care organization will work with the regional organizations and the Groups to insure that our solutions, products and services are of the highest quality and will work seamlessly in our customer environments. A global Operations function will focus on our IT and procurement infrastructure, including manufacturing, logistics, supply chain and underlying processes, systems and IT;

•

an expanded management committee that reports to our CEO, with 14 members, including our CEO. The role of this committee is to oversee our strategy, organization, corporate policy matters, long term financial planning and human resources.

As a result, starting in 2009, we no longer organize our business according to the three former business segments – Carrier, Enterprise and Services – and we no longer organize the Carrier business around seven business divisions. However, in this annual report, we discuss the Carrier, Enterprise and Services segments that were in place for 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 29

Back to Contents

The 2008 organization is shown in the table below, which is followed by a table that shows how the 2008 organization was changed to create the 2009 organization:

	CARRIER		ENTERPRISE	SERVICES
Fixed Access	Mobile Access	Multicore	Enterprise Solutions	Network Integration
IP	CDMA Networks	Applications	Genesys	Professional Services
Optics			Industrial Components	Maintenance
Network Operations

For financial information by operating segment and geographic market, see Note 5 to our consolidated financial statements and Chapter 6 – “Operating and financial review and prospects”, included elsewhere in this document.

5.2

CARRIER SEGMENT

The Carrier segment supplies a broad portfolio of products and solutions used by fixed, wireless and convergent service providers, as well as enterprises and governments, for their business critical communications. A key development that began in the wireline carrier market and is now taking place in the wireless carrier market is the transformation of networks to a high bandwidth, full Internet Protocol (or IP) architecture. This architecture enables service providers to provide enhanced, triple play services (internet, telephony and TV) to end users over any kind of broadband access (copper, fiber or wireless). For 2009 and beyond, as part of our strategic transformation, the Carrier Product group will shift its investment towards next-generation platforms:

•

by reinforcing those areas where we are market leaders (IP, Optics, broadband access, IMS core, CDMA EV-DO);

•

by boosting investment in focus areas such as LTE, W-CDMA, evolved packet core, open application enablers; and

•

by streamlining product offerings in mature portfolios such as CDMA 1x, GSM, ATM, ADSL, DLC and legacy applications.

In addition we expect to partner, co-source and participate in the consolidation of the industry to reduce spending for WiMAX, CPE, classic core, non-IMS based fixed next generation networks (or NGN) portfolio and some legacy applications, and during 2009 we expect to complete platform rationalization programs for W-CDMA and NGN.

In 2008, our carrier segment revenues were € 11,540 million including inter-company sales and € 11,514 million excluding inter-company sales, representing 68% of our total revenues.

Alcatel-Lucent - 2008 annual report on form 20-F - 30

Back to Contents

Fixed Access

We are the largest digital subscriber line (or DSL) vendor worldwide, and we also lead the Gigabit Passive Optical Networking (or GPON) market, with 41% of DSL revenues, and 46% of GPON Optical Line Termination (or GPON OLT) revenues in 2008 according to industry analyst firm Dell’Oro. This confirms our long-standing position as the worldwide leader in broadband access.

The Fixed access market is driven, on one hand, by the increased penetration of broadband in fast growing economies such as China and, on the other hand, by the introduction by service providers of triple play offerings (internet, telephony and TV). These enhanced services require increased bandwidth delivered over classical copper telephone lines, using DSL, and optical fiber that our customers are deploying in their access networks, closer to the end-user.

Our family of fixed access products, which are IP-based, provides support for both DSL and fiber. It enables service providers to optimize the combination of these technologies, depending on the network configuration and the area of installation. Our products allow carriers to offer voice, data and video (triple play functionality) over a single access line, and to deliver to their customers virtually unlimited broadcast channels, video on demand, HDTV (or high definition TV), VoIP (or voice over IP), high speed Internet, and business access services. The functionality of our products serves the needs of the carriers’ urban, suburban and rural customers.

Internet Protocol

Our portfolio of third generation IP routers and switches is designed to support the next wave of internet applications and services while helping service providers monetize their network investment and reduce customer churn. The portfolio consists of three product families that deliver multiple services – including triple play, Ethernet, Frame Relay, Asynchronous Transfer Mode (or ATM) and IP Virtual Private Networks (or VPN) business services – over different networks, including next-generation voice; IP-based core, radio access and mobile backhaul networks; and converged fixed/mobile networks. The three product families of switches and routers are:

•

Multi-service wide-area-network (or MS WAN) switches enable fixed line and wireless carriers to transition their existing networks to support newer technologies and services. They are based on a blend of technologies, which has integrated ATM and multi-protocol switching functions;

•

Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) service routers were designed for internet-based services. They direct traffic within and between carriers’ networks to enable delivery of internet access, internet TV, mobile phone and text messaging and managed VPNs on a single common network infrastructure with superior performance and scale;

•

Carrier Ethernet service switches enable carriers to deliver residential, business and mobility services more cost-effectively than traditional methods due to higher capacity and performance.

The IP/MPLS and Carrier Ethernet products are designed to facilitate the development and availability of applications for the more participatory and more interactive Web 2.0 business and consumer services that offer carriers the opportunity to increase the profitability of their fixed and mobile networks and services without relying on subscriber growth alone. The products make it possible for service providers to offer and deliver services that are set forth in service level agreements between business enterprises and operators.

Our service routers and Ethernet service switches share a single operating system and network management that provides consistency of features, quality of service and operations, administration and maintenance capabilities from the network core to the customer edge – which is unique, cost-effective, and critical as carriers transform their networks to support new internet-based services. Our service routers are particularly well suited to deliver complex services to business, residential and mobile end-users, ensuring the high capacity, reliability and quality of service required to support HDTV channels, voice calls and high bandwidth internet access. Our IP/MPLS service routers and Ethernet service switches are often used in conjunction with our DSL and GPON access products to deliver these newer triple-play services.

Optics

Our Optics division designs and markets equipment to transport information over fiber optic connections for long distances over land (terrestrial) and undersea (submarine), as well as for short distances in metropolitan and regional areas. According to industry analyst Ovum RHK, we have had the largest share of the optical networking market (measured in revenues) since 2001. The division also includes our microwave wireless transmission activities.

Terrestrial

Our terrestrial optical products offer a portfolio designed to seamlessly support service growth from the metro to the core parts of the network. With our products, carriers can manage voice, data and video traffic patterns based on different applications or platforms and can introduce a wide variety of competitive data-managed services, including multiple service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow carriers to leverage their existing network infrastructure to offer these new services.

As the market leader in optical networking, we have played a key role in the transformation of optical transport networks. Our wavelength-division multiplexing (WDM) products address a variety of markets, from the enterprise to the ultra-long-haul, to meet service provider requirements for cost-effective, scalable networks that can handle their increased data networking needs. In 2008, our WDM product portfolio was enhanced with the launch of our “Zero Touch Photonics” approach which eliminates the need for frequent on-site interventions, allowing operators to solve bandwidth bottlenecks while offering the lowest cost per transported bit. This new approach facilitates the design and installation of a more flexible WDM network that is also easier to operate, manage and monitor. Our innovation in optics is also apparent in traffic aggregation, where our new packet optical transport technology allows for a virtually seamless migration to new IP-based services, and in optical switching, where our increasingly intelligent switches maximize the efficient utilization of network resources. All these products provide cost-effective, managed platforms that support different services and are suitable for applications in diversified network configurations.

Alcatel-Lucent - 2008 annual report on form 20-F - 31

Back to Contents

Submarine

We are an industry leader in the development, manufacturing, installation and management of undersea telecommunications cable networks. Our submarine cable networks can connect continents (using optical amplification due to the long distances), as well as a mainland and an island, or several islands together or many points along a coast. This market is characterized by relatively few large contracts that often require more than one year to complete, and current projects are concentrated on links between Europe and India, networks to connect West and East Africa, Mediterranean and South East Asia systems, as well as around the Indian sub-continent. In addition to new cable systems, this market also includes significant activity upgrading existing submarine networks as our customers respond to surging broadband traffic volumes.

 Wireless Transmission

We offer a comprehensive point-to-point portfolio of microwave radio products meeting both European telecommunications standards (or ETSI) and American standards-based (or ANSI) requirements. These products include high, low and medium capacity microwave systems for carriers’ transmission systems, mobile backhauling applications, fixed broadband applications and private applications in vertical segments like digital television broadcasting, defense and security, energy and utilities. As a complement to optical fiber and other wireline systems, our portfolio of wireless transmission equipment supports a full range of network/radio configurations, network interfaces and frequency bands with high spectrum efficiency. Our next-generation packet microwave radio links enable operators to quickly and efficiently adapt their networks in line with traffic and service growth. We are the market leader in the long haul microwave market segment where microwave radio is used to transport signals over long distances.

Mobile Access

GSM

We develop mobile radio products for the second generation (or 2G) GSM (or Global System for Mobile communications) standard, including GPRS/EDGE (or General Packet Radio Service/Enhanced Data Rates for GSM Evolution) technology upgrades to that standard. Beginning in 2006, the GSM infrastructure market has experienced heightened competition, while remaining the world’s leading 2G mobile technology in terms of the number of subscribers. Subscriber growth has been particularly strong in emerging markets, such as China and India.

In 2008, our GSM product strategy focused on providing operators with total cost of ownership savings (i.e., savings that apply to capital expenditures and operating expenses) without compromising performance, scalability or future evolution, based on a renovated portfolio that we introduced at the end of 2006 and that is now fully field proven. This portfolio includes the Advanced Telecom Computing Architecture (or ATCA) Base Station Controller (or BSC) together with a new generation of transceiver that doubles the capacity of sites (or Twin TRX). We provide a full range of tailored GSM/EDGE products to satisfy all type of operators’ needs and challenges, including products for emerging markets, fast expansion, greenfield deployment or full network renovation.

As part of our innovation program, we developed products to address remote site constraints, where external power supplies are limited or not available. We are active in the “Green BTS (base station)” market with products maximizing renewable energy thanks to the significant power reductions offered by our Twin TRX technology. We have already deployed more than 400 solar powered BTSs worldwide. As a result, our GSM product line strategy allows us to take advantage of GSM growth opportunities in emerging markets.

Since 1999, our product strategy has focused on the ability to evolve our technology in order to deliver future capabilities while maintaining compatibility with earlier versions of the technology. To that end, we have delivered more than 500,000 multi-standard indoor and outdoor GSM base stations which are able to host 2G, 3G and 4G Long Term Evolution (or LTE) modules, allowing our customers to evolve smoothly from second generation GSM to third generation W-CDMA and fourth generation LTE technologies.

WiMAX

As part of the new strategic focus we announced in December 2008, our WiMAX activities for 2009 will be specifically focused on addressing the “enhanced Wireless DSL” market opportunity, which includes data-centric mobility usage on small laptop computers (or netbooks) and other mobile internet devices as well as residential and limited mobility PC use. This market segment positions WiMAX as a lower-cost alternative to building out a new landline network. As early as 2004, we announced a partnership with Intel – a key WiMAX proponent for the development of end-to-end product offerings to provide broadband connectivity over wireless networks, and we continue to work with them to drive the WiMAX market.

We believe that a broad, widely-inclusive ecosystem of WiMAX vendors (of infrastructure, handsets, etc.) will foster widespread development of the technology. Accordingly, in 2008, we marketed our Open Customer Premises Equipment Program, one of the industry’s premiere showcases and test-beds for WiMAX devices, and we continued to participate in the Open Patent Alliance (OPA), whose primary objective is to foster widespread access to WiMAX patent licenses. Finally, to further enrich the ecosystem, we announced in September 2008 that we had developed a new Seal of Interoperability Acceptance for Commercial Services (SIACS), designed to help ensure interoperability between WiMAX products.

In 2008, we entered into approximately 34 commercial contracts of which 10 are already in operation. These include OneMax in the Dominican Republic (the first commercial network operating in the 3.5 gigahertz spectrum band in Central and Latin America), Nuevatel and Entel in Bolivia, Packet One in Malaysia, WorldMax in The Netherlands (the first commercial network in Amsterdam, launched in June 2008), Mobilink in Pakistan, V-TEL in Georgia and WiMAX Telecom in Croatia.

W-CDMA

Wideband Code Division Multiple Access, referred to as W-CDMA or Universal Mobile Telephone Communications Systems, or UMTS, is the third generation (or 3G) wireless technology derived from the GSM standard deployed worldwide. The focus on W-CDMA and other 3G wireless technologies has increased as competition among operators has reduced the average revenue per user (or ARPU) that wireless operators recognize from their voice services. This competition has driven increased investment in 3G networks so that our customers can offer new mobile high-speed data capabilities to their customers in order to increase ARPU. 2008 has been a very important year for W-CDMA, as a growing subscriber base, new applications and increased market penetration have driven strong traffic growth. One specific aspect of that traffic growth is in the use of wireless data and of the mobile internet, with both operators and users citing the financial and social benefits of this technology.

Alcatel-Lucent - 2008 annual report on form 20-F - 32

Back to Contents

The iPhone® phenomenon has shown that there is strong end-user demand for W-CDMA’s mobile broadband capabilities, especially when they are offered via a user-friendly device. This, combined with the capability to deliver email to handheld devices like the Blackberry® or Ultra Mobile PCs, is at the heart of current 3G successes. The recent support of HSDPA and HSUPA (High Speed Downlink Packet Access and High Speed Uplink Packet Access – the latest evolution of W-CDMA technology) on networks and devices has led to significant increases in data speeds and the volume of data traffic. The demand for 3G services delivered over W-CDMA networks has also been driven by increasingly common flat-rate offers, at least for the data part of the end user subscription.

Our position in the W-CDMA market is the result of the rationalization of the product portfolios from our acquisition of Nortel’s 3G assets and the integration of the historical Alcatel and Lucent technologies into a single portfolio. In 2008 we delivered a new, converged software release for all of our customers. During 2009, we expect to complete the platform rationalization of W-CDMA.

TD-SCDMA

We have an alliance with Datang Mobile to foster the development of the TD-SCDMA (or Time Division-Synchronized Code Division Multiple Access) 3G mobile standard in China, where we deployed trial TD-SCDMA networks in 2006. In 2008, we were awarded the phase II trial of the TD-SCDMA network for China Mobile, leveraging our experience accumulated in the first phase that started in early 2007. In addition, we have a number of partnerships for the development of equipment and services based on Advanced Telecom Computing Architecture (or ATCA), a standard that reduces the cost and complexity of our customers’ mobile infrastructure.

LTE (Long-Term Evolution)

2008 saw a rapid surge of mobile data traffic fuelled by the success and proliferation of 3G-enabled devices. As mobile operators move to offer more flat-rate pricing plans, mobile traffic levels will continue to increase, putting additional pressure on existing network capacity. As user demand continues to evolve and the next generation of users gain access to personalised services, the need to evolve networks to support these increasing traffic levels while minimizing operating expenses and capital expenditures is leading operators to look forward to deploying fourth-generation LTE.

LTE offers service providers a highly compelling evolution path from existing networks (GSM, W-CDMA, CDMA or WiMAX) by simplifying the network and harmonizing on a common IP base, leading to better network performance and a lower cost per bit, thus lowering the total cost of ownership for network operators. It creates an environment in which consumers will be able to use wireless networks to access high-bandwidth content at optimal cost, enabling a new generation of services and affordability for mobile users. LTE is expected to become the technology of choice for wireless operators.

CDMA

CDMA2000 is the world’s leading 3G (third generation) wireless technology with over 463 million subscribers worldwide in 2008 according to the CDG (CDMA Development Group). It is deployed in spectrum ranging from 450 Mhz to 2,100 Mhz, with each carrier network deployed in smaller increments of spectrum than competing wireless product offerings. CDMA2000 provides operators with a path to increase capacity and coverage with minimum hardware and software upgrades. The most current technology, known as 1XEV-DO (Evolution Data Only) Revision A (“Rev A”), enables operators to offer high speed data supporting two-way, real-time data applications such as VoIP (voice over Internet Protocol), mobile video, push-to-talk and push-to multimedia. The next enhancement, Revision B, is expected to provide improvements significantly increasing throughput performance with minimal upgrades.

Despite increases in both CDMA subscribers and traffic volumes, we believe the market for CDMA infrastructure is mature and declining. We have revised our long-term outlook for this market, taking into account recent changes in market conditions as well as the potential negative impact of future technology evolutions. As with any product or technology that reaches a mature point in its life cycle, we are moderating our R&D investments in the current generation of CDMA to reflect the declines that will naturally take place in this market over time. We have been focusing our investments to sustain our CDMA revenue while we position to win in 4G. In addition, during 2009 we will emphasize improving our customers’ total cost of ownership through capital expenditure and operating expense improvements. Our CDMA Product Unit is also aggressively positioning LTE-ready High Efficiency products and assets for voice and data applications while it supports EVDO growth through enhancements in system capacity, reliability and performance and introduces EVDO VOIP for enhanced applications. These enhancements provide an elegant evolution to LTE, minimize footprint and improve power efficiency, thereby reinforcing our commitment to eco-sustainability and broadband data.

Applications

Our Applications business includes multimedia and communications related services such as web information, video and music, as well as payment and messaging products organized around the following portfolios:

•

IPTV (internet Protocol Television – the delivery of broadcast-like television over an IP network) and Multi-screen (multi-play services on the TV, PC, handheld devices, etc.): interactive, multimedia applications that can be delivered over fixed and mobile networks for residential use and personal entertainment;

•

mobile TV: the Alcatel-Lucent 5910 Mobile interactive TV solutions are ready-to-deploy, end-to-end solutions for delivering mobile interactive television service over various types of networks, including packet switched networks such as GPRS, 3G, and HSDPA (Unicast). Other network types include broadcast and multicast networks, such as Digital Video Broadcast Satellite services to Handheld (or DVB-(S)H) and Anycast, a network with many receiver endpoints, only one of which is chosen at any given time to receive information from the sender. We are a provider of the world’s first commercial trial of mobile TV service based on the Open Mobile Alliance’s BCAST Smartcard Profile in Singapore, with the Alcatel-Lucent 5910 MiTV platform.

In September 2008, at the International Broadcasting Convention in Amsterdam, we, together with other major players from the DVB-SH ecosystem delivered the world-first live demonstration of full end-to-end DVB-SH mobile TV, as well as the world-first implementation of the DVB-SH standard in the UHF band;

•

payment: we have a portfolio of end-to-end rating and billing offerings. We have long-standing field experience in bridging legacy and IP environments, including a range of solutions for the converged payment market, customer interactions market (800 toll-free numbers, gaming and premium numbers), deregulation market (number portability, carrier selection) and “smart metering” for utilities. Our convergent charging payment products are deployed in more than 200 networks and serve over 450 million subscribers;

Alcatel-Lucent - 2008 annual report on form 20-F - 33

Back to Contents

•

messaging: voice, data and next generation messaging services for mobile, fixed and convergent service providers.

The division also develops subscriber data management products, applications and convergent services for networks that are based on the IP-based IMS architecture. Although customer spending in this market has materialized more slowly than we had expected, we believe this sector offers strong growth potential, so we have increased resources and streamlined the portfolio to better address the specific areas where we see the most market opportunity. Our IMS services are available over any kind of access network, on any device, and may be blended with other IMS or non-IMS traditional services. Our complete IMS package (application and core network) is in more than 30 deployments or advanced trials, and more than 60 operators are using our IMS application servers and services.

Our subscriber data management portfolio is a suite of software applications that can be used by all types of service providers (fixed, wireless, converged) to manage subscriber data (subscription, authentication, mobility, etc.) that comes from multiple sources. Our subscriber data management applications have been deployed in more than 200 networks with over 775 million subscribers.

Multicore

The Multicore division offers core networking products that extend from classic switching systems, where we have a leading market position supporting approximately one quarter of the world’s installed lines, to IP next-generation core offerings (the IP Multimedia Subsystem, IMS) for fixed, mobile and convergent operators. We have deployed our IP/NGN products in more than 275 fixed and mobile networks, and we are involved in more than 30 full IMS network transformation projects. Carriers have expressed a strong desire to migrate their embedded base with products that are scalable, beginning with basic voice services and growing into enriched multimedia services enabled by IMS. Based on these market needs, in 2008 we released a new version of our market leading IMS software, running on standards-based hardware, which incorporates innovations from Bell Laboratories, that enables carriers to deploy a less complex, greener, IMS solution and provides both NGN and IMS functionality. Using our IMS service architecture, operators can differentiate their products and services with quality of service controls and deliver new services that go beyond simple voice and internet usage.

5.3

ENTERPRISE SEGMENT

Our enterprise segment provides end to end offerings including software, hardware and services that interconnect networks, people, processes and knowledge. The division addresses the enterprise and government markets via indirect channels and a dedicated sales and marketing force that leverages our innovation, integration and unique engagement capabilities to address small to extra large and multinational businesses and government agencies. A network of over 2100 alliance partners, business partners and system integrators support our global customer base.

The group’s traditional portfolio includes:

•

secure converged communication infrastructure offering total continuous service for voice, local, wide and wireless area networks;

•

personalized tools for collaboration, customer service (including contact center) and mobility;

•

communication-enabled business process solutions designed to improve execution and service delivery;

•

product offerings that provide context-aware, content-driven knowledge sharing across any access;

•

carrier grade solutions and a comprehensive services offering.

Following our repositioning of the Enterprise segment into high growth sectors in 2007, including security and services, efforts in 2008 were directed toward deepening our customer relationships through improved engagement models, including additional investments in our direct sales channel, our channel management capabilities and our relationships with our carrier customers.

We continued to enhance our Unified Communications (UC) portfolio through the release of our 2008 editions of Corporate and Office Communications Solutions. The My Instant Communicator unified communications solution, that we integrated with IBM Sametime during 2008 received industry recognition in independent tests for its delivery of state-of-the art UC functionality and performance. Our Office Communications release in 2008 leveraged the trend towards open source with its support for open API (application program interface) development, allowing partners and customers to rapidly and cost effectively introduce new services for small and medium businesses.

The data networking business contributed significantly to our growth in 2008. The OmniSwitch evolution reinforced our market leading capabilities in terms of availability, security, convergence and eco-sustainability for Ethernet core, aggregation and edge networking. In addition, we launched new products specifically tailored for medium-sized businesses and specific industries. The OmniAccess WLAN (wireless local area network) portfolio was enriched with the support of the 802.11n set of standards for WLANs and other wireless networks.

Our Genesys contact center business continued to gain market share in a difficult economic climate, and it broadened its portfolio beyond the contact center with the acquisitions of Conseros and SDE Software Development Engineering. Conseros brings business applications that allow enterprises to manage and distribute high volumes of work anywhere in the enterprise. SDE is the developer of the Genesys Customer Interaction Portal, a Web-based capability that allows our service provider customers to offer contact center capabilities with on-demand or as-needed licensing to their enterprise customers.

Alcatel-Lucent - 2008 annual report on form 20-F - 34

Back to Contents

We market and sell our enterprise segment solutions to enterprises and government agencies under our own vision of what we call the Dynamic Enterprise, where interconnection of network, people, processes and knowledge differentiates a company’s competitiveness and efficiency.

In 2008, our enterprise segment revenues were € 1,590 million including inter-company sales and € 1,551 million excluding inter-company sales, representing 9% of our total revenues.

5.4

SERVICES SEGMENT

Our services business segment uses a combination of IT experience and network expertise to integrate clients’ networks to enable faster, more reliable and cost-effective communications. Our offerings are centered on five areas where we believe we can enhance value by designing, integrating, implementing and running complex projects in a changing environment. Across these five areas, we are focused on high value-added services – including network transformation and other professional services – across multiple technologies and vendors in order to provide our customers with a complete and high quality offering.

The five service areas on which we are focused are:

•

IP Network Transformation;

•

Multivendor Maintenance;

•

Systems & Applications Integration;

•

Managed Services & Network Operations;

•

Selected Verticals.

IP network transformation services (including network planning, design, consulting, project management, and optimization services) help our customers choose a migration plan to a new technology, which will allow our clients to effectively seize new revenue opportunities, optimize performance, reduce operating expenses, and plan an evolution of their network to capitalize on their investment and drive bottom-line results. Our project management services help our customers meet their time to market needs and budgetary targets by identifying, analyzing and mitigating risks.

We are a global player in the delivery of multi-vendor maintenance services. Multi-vendor maintenance services create operational efficiencies for customers by restructuring and streamlining traditional maintenance functions and delivering improved service levels at a lower total cost. Our global reach, multi-vendor technology skills, integrated delivery capability, and delivery track record characterize our offerings. Multi-vendor services include technical support to diagnose, restore, and resolve network problems, and spare parts management to improve asset utilization. They include remote and on-site technical support services for both proactive and reactive maintenance services.

Systems and applications integration services consist of specialized consulting services that help carriers leverage their network assets to introduce new and innovative services. These professional services help our customers significantly reduce the time required to bring new applications to market, streamline and enhance their current operational processes, and integrate their new service delivery environment with their operational and business support systems. We offer a powerful combination of network and IT expertise, and we continue to invest in our IT expertise. In 2008, for example, we purchased ReachView, an IT assurance integrator company in North America to enhance our breadth of IT competences. Some of the new integration contracts we signed in 2008 were with Belgacom of Belgium to design and integrate IMS applications and a core network solution, with Vodacom South Africa for integrating its new 3G network, and with eircom of Ireland for integration services associated with its IP network transformation project.

Managed services & network operations services consist of a wide range of outsourced network operations and network transformation services that help our clients reduce their operating expenses while enhancing network reliability. Managed services provide a seamless transition to an outsourced environment utilizing state-of-the-art tools and technology plus highly skilled technicians to provide ongoing network management of our customers’ networks. These functions can be performed at our 10 network operations centers, at our 4 IP transformation centers, or at the customer’s network operations center. We believe that the market for managed services offers significant growth opportunities on a stand alone basis as well as offering a significant opportunity to build long lasting relationships with our customers. Managed services and network operations services also offer a way to capitalize on an emerging industry trend for operators to share network infrastructure. Since these services often require an up-front investment by us in both resources and the tools required to manage and operate the networks, we are disciplined and selective in our approach when pursuing new managed services opportunities. We currently provide network operation services to more than 70 networks with more than 140 million subscribers around the world, including new 2008 customers such as BT Global Services.

Selected Verticals are an area of increasing focus where we have significantly increased resources. The target markets within Verticals are transportation, energy and the public sector. In these markets, customers require complex private communications networks to support their mission-critical operations. Whether providing internet access to passengers in high-speed trains, enabling power utilities enhanced control over their transmission grids, monitoring the transport of several million barrels of oil per day in real-time over thousands of kilometers, offering innovative e-government services and very high speed broadband to citizens, or enhancing large administrations’ and enterprises’ efficiency, all of these missions require reliable, future-proof, and multi-service communication networks. We use our carrier-grade equipment and services to meet the mission-critical requirements in these markets: from design, integration and deployment to operations and maintenance. In 2008, some of our new Verticals customers were Poland’s A2 motorway, the Public Security Secretary for the state of Sao Paulo in Brazil, RTE (a subsidiary of French utility EDF Group) for its integrated fiber-optic network and King Shaka International Airport (South Africa).

Alcatel-Lucent - 2008 annual report on form 20-F - 35

Back to Contents

In 2008, our services segment revenues were € 3,452 million including inter-company sales and € 3,441 million excluding inter-company sales, representing 20% of our total revenues.

5.5

MARKETING AND DISTRIBUTION OF OUR PRODUCTS

We sell substantially all of our products and services to the world’s largest telecommunications service providers through our direct sales force, except in China where our products are also marketed through indirect channels and joint ventures that we have formed with Chinese partners. For sales to Tier 2 and Tier 3 service providers, we use our direct sales force and value-added resellers. Under the organization structure that became effective January 1, 2009, our three regional organizations each have complete responsibility for all customer-focused activities, except for the Enterprise market. Our enterprise communications products are sold through business partners and distributors that are supported by our direct sales force.

In order to strengthen our customer focus, we decided at the beginning of 2009 to discontinue the use of third party sales agents. This decision will be implemented over the course of a transition period. Furthermore, we have created two new organizations to (i) improve solutions that are designed for customers and (ii) ensure that the mix of products and services that are delivered to customers have been appropriately tested and have the required quality assurance. The Solutions and Marketing organization will focus on pre-sales activities and bring together the right products and services to create the solutions required by customers to address new opportunities. It will provide the link between the business groups’ experts and the regions’ knowledge of their customers’ needs. The Quality Assurance and Customer Care organization will insure that our solutions, products, and services are of the highest quality and will work seamlessly and reliably in our customers’ networks.

5.6

COMPETITION

We have one of the broadest portfolios of product and services offerings in the telecommunications service provider market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco Systems, Ericsson, Fujitsu, Huawei, ZTE, Motorola, Nokia Siemens Networks (NSN) and Nortel Networks Corporation. Some of our competitors, such as Ericsson, NSN, Huawei and Nortel, compete across many of our product lines while others – including a number of smaller companies – compete in one segment or another. The list of our competitors may change as a result of the difficult economic environment – for example, Nortel’s recent decision to file for bankruptcy protection – but it is too early to predict the changes that may occur.

We believe that technological advancement, product and service quality, reliable on-time delivery, product cost, flexible manufacturing capacities, local field presence and long-standing customer relationships are the main factors that distinguish competitors of each of our segments in their respective markets. In today’s difficult economic environment another factor that may serve to differentiate competitors, particularly in emerging markets, is the ability and willingness to offer some form of financing.

We expect that the level of competition in the global telecommunications networking industry will remain intense, for several reasons. First, although consolidation among vendors results in a smaller set of competitors, it also triggers competitive attacks to increase established positions and market share, pressuring margins.

Consolidation also allows some vendors to enter new markets with acquired technology and capabilities, effectively backed by their size, relationships and resources. In addition, carrier consolidation is continuing in both developed and emerging markets, resulting in fewer customers overall. In today’s economic environment, Capex spending cuts are compounding the competitive impact of a smaller set of customers. Most vendors are also targeting the same set of the world’s largest service providers because they account for the bulk of carrier spending for new equipment. Competition is also accelerating around IP network technologies as carriers continue to shift capital to areas that support the migration to next-generation networks. Furthermore, competitors providing low-priced products and services from Asia are gaining significant market share worldwide. They have been gaining share both in developed markets and in emerging markets, which account for a growing share of the overall market and which are particularly well-suited for those vendors’ low-cost, basic communications offerings. As a result, we continue to operate in an environment of intensely competitive pricing.

Alcatel-Lucent - 2008 annual report on form 20-F - 36

Back to Contents

5.7

TECHNOLOGY, RESEARCH AND DEVELOPMENT

Overview

Research and development remains one of our main priorities, as we believe the creation of new technologies for the carrier and enterprise telecommunications market can substantially differentiate us in the marketplace. However, we are enhancing the efficiency of our R&D spending by focusing on four key segments – optical, IP, broadband and applications enablement – while we partner or rationalize spending in other areas. We also have plans under way to consolidate global R&D centers and have taken actions to transfer people from Chateaufort en Yvelines to Velizy and Villarceaux in France, and from Lisle to Naperville, Illinois and from Whippany to Murray Hill, New Jersey in the U.S. Some of the specific technologies and scientific fields that we view as central to our business strategy and our research and development priorities are:

•

broadband wired access (VDSL, GPON);

•

broadband wireless access and indoor coverage (multi-standard radio access, CDMA EV-DO, W-CDMA, WiMAX, innovative antenna technologies such as MIMO, Femto technology that provides in-home cell phone coverage, and LTE);

•

optics (100 Gbit/s transport, Flexible optics, photonic networking);

•

intelligent IP (IP and optical);

•

new service delivery architecture and platforms (IMS, end-to-end provisioning, fault management);

•

multimedia and mobile/fixed services and applications (wireline video networking, mobile TV);

•

network security and optimization;

•

mathematics, physical sciences, computer and software sciences; and

•

e-Health (in partnership with University of Pittsburgh Medical Center, for example)

Our new strategic plan has directly affected our research and development efforts and led to specific initiatives to sharpen focus and achieve greater operational and cost efficiencies such as:

•

increasing our own, internal R&D emphasis on Long-Term Evolution (LTE) in order to bring our own solution to market as momentum continues to grow behind this preferred technology for “4G” cellular mobile services. As we accelerated our internal LTE development program, we have stopped our LTE joint venture project with NEC.

•

focusing our R&D efforts in WiMAX on the “enhanced wireless DSL” segment of the market.

•

Placing additional emphasis on developing differentiating solutions in support of our growing IMS business

In 2008, we spent € 2.5 billion, representing 14.8% of our revenues, on innovation and the support of our various product lines. The € 2.5 billion amount is actual euros spent before taking into account capitalization of development costs and the impact of the purchase price allocation entries of the business combination with Lucent, as disclosed in Note 3 to our consolidated financial statements included elsewhere in this document.

Advanced Research

Advanced research is conducted across many of our organizations, including Bell Labs. These initiatives create new growth opportunities though disruptive innovation and provide us with a competitive market advantage. Bell Labs has research locations in nine countries: USA, Canada, France, Germany, Belgium, UK, Ireland, India and China. Bell Labs continues to conduct fundamental and applied research in the areas that we view as central to our business strategy and our research and development priorities.

Bell Labs has achieved break-through innovations in areas such as 100 Gigabit Ethernet and Long Term Evolution (LTE) as well as green technology, thermal management and Web 2.0. In 2008, Bell Labs developed a novel heatsink device that has the potential to significantly reduce energy consumption in a broad range of telecommunications equipment.

In 2008, Bell Labs developed applications that foster collaboration in a virtual environment among colleagues who may be in geographically diverse locations, which increases productivity while decreasing administrative and travel expense.

Quality, security and reliability

Quality

In 2008, our goal was to continue to execute on the goal we set in 2007 to improve quality, security and reliability of our portfolio.

One of our objectives in 2008 was to improve our customer satisfaction survey in order to achieve a higher degree of assurance that we meet customer expectations. We also integrated over 50 separate TL. 9000 certificates into a single, multi-site certification, to improve business agility and establish a consistent approach to resolving customer critical issues.

Security

Telecom services and network infrastructures continue to maintain a sharp focus on security. In response, we continue to improve our offering so that security and reliability are a more integral part of our overall portfolio – what we call “security designed-in”. The release in 2008 of our new security specific technologies for both the enterprise and the service provider space improve our offerings. The security framework that Bell Labs developed is part of our product lifecycle permitting the tightening of security for our products, systems and services.

In the security and reliability program framework, in 2008 we continued to promote a study called the Availability and Robustness of Electronic Communications Infrastructure that involved government and industry participants across Europe and which was formally accepted by the European Commission’s Information Science and Media Directorate-General with high praise for this significant contribution. The aim of the study was to develop a forward-looking analysis of the factors influencing the availability of electronic communication networks and of the adverse factors that could act as potential barriers to the development of global networked economies. The study has been used as a framework and the basis for security roadmaps and strategies that further strengthen European telecommunications availability.

Alcatel-Lucent - 2008 annual report on form 20-F - 37

Back to Contents

Reliability

To anticipate future technology reliability needs, in 2008 we pursued ongoing study of the implications that result from introducing emerging technologies. Our network modeling experts continued to develop methods for network design with quality of service and reliability while migrating large numbers of users to all-IP networks. In addition, business modeling experts created models for new services such as IPTV, for decision support during critical technology choices, and for evaluation of outsourcing options. These models are used in our customer engagements.

R&D Efficiency

In the area of R&D efficiency, in 2008 we continued and improved upon a number of major initiatives begun in 2007 that were designed to improve the cost and efficiency of research and development activities in 2008. We initiated within the Carrier business group, an R&D transformation program whose goal is to modernize and improve overall R&D efficiency. The first phase of this program was completed in 2008. The second phase began in 2008 and expects to be completed in 2009.

By defining and validating a common hardware library and set of tools, we have completed the first step in achieving the rationalization of our hardware development environment across all of the company’s hardware development centers. This initiative will be generalized to all hardware lab sites in 2009 with the goal of providing the Group with an optimal, flexible and cost effective hardware development program.

Leveraging a strong compliance program and expertise in central office structure and thermal technology, in 2008 we developed an innovative solution for data centers and central offices that will significantly reduce the amount of energy required to cool IT or telecom equipment. Today, half of a data center’s energy expenditure is applied to cooling alone. This thermal management solution was demonstrated successfully at two of our sites (one in Europe and one in the U.S.) in 2008 and is expected to be commercialized in 2009 as a key service within our portfolio of eco-sustainability and energy reduction solutions. All of our product groups maintain energy reduction targets within their roadmaps. We also take an active role in shaping and defining energy consumption metrics for the telecommunication industry and we believe we comply with industry standards.

Standardization, technology partnerships and acquisitions

Standardization

In 2008, more than 500 employees from across all of our business groups were engaged in standardization efforts. They participated in a total of more than 200 working groups in approximately 100 standards organizations. Building on our position as a leading contributor in the areas of Access, Packet, Optics and Wireless technologies, we have reinforced our efforts in areas such as 4G Mobility, IMS and Applications enablement. During the course of 2008, we reaffirmed or secured significant leadership positions in organizations such as the 3GPP, 3GPP2, ATIS, Broadband Forum, ETSI, IEEE, IETF, OMA, TIA and the WiMAX Forum.

Technology partnerships and acquisitions

To strengthen our technology leadership we entered into a number of partnerships and made strategic acquisitions in 2008. We developed strategic relationships with a number of companies in the sector including Edgeware (Sweden) to expand video server ecosystem, Convergys (U.S.) to provide operators with a pre-integrated and converged billing and customer care solution, Airvana (U.S.) for CDMA Femto cells and GENBAND (U.S.) for Media Gateway solutions. We have also maintained ongoing global partner engagements with companies such as IBM, Accenture, Sun Microsystems, Hewlett Packard and Cap Gemini. We completed a number of acquisitions to complement our Genesys contact center offering. For example, we acquired a German software development and engineering company that was previously owned by partner VoicInt Telecommunications. We also acquired U.S. based Conseros, a pioneer in the area of integrating customer interactions and business processes as well as Motive (also U.S.-based) to enhance our home networking management solution.

5.8

INTELLECTUAL PROPERTY

In 2008 we obtained more than 2,700 patents worldwide, resulting in a portfolio of more than 26,000 active patents worldwide across a vast array of technologies. We also actively pursue a strategy of licensing selected technologies in order to expand the reach of our technologies and to generate licensing revenues.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 38

Back to Contents

5.9

SOURCES AND AVAILABILITY OF MATERIALS

We make significant purchases of electronic components and other materials from many sources. While we have experienced some shortages in components and other commodities commonly used across the industry, we have generally been able to obtain sufficient materials and components from various sources around the world to meet our needs. We continue to develop and maintain alternative sources of supply for essential materials and components.

We do not have a concentration of sources of supply of materials, labor or services that, if suddenly eliminated, could severely impact our operations, and we believe that we will be able to obtain sufficient materials and components from U.S., European and other world market sources to meet our production requirements.

5.10

SEASONALITY

The quarterly pattern in our 2008 revenues – a weak first quarter, a very strong fourth quarter and second and third quarter results that fell between those two extremes – generally reflects the underlying pattern of service providers’ capital expenditures. That same general pattern is likely to be present in service providers’ capital expenditures in 2009, although the global recession is very likely to have an impact on that pattern. Specifically, first quarter weakness may be magnified as service providers enter the year with very cautious capital expenditure plans, reflecting their uncertainty about the ultimate severity of the recession. The global economy will continue to have an impact on seasonality beyond the first quarter, but that impact will ultimately depend on how the recession unfolds in 2009.

5.11

OUR ACTIVITIES IN CERTAIN COUNTRIES

We operate in more than 130 countries, some of which have been accused of human rights violations, are subject to economic sanctions by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Some U.S.-based pension funds and endowments have announced their intention to divest the securities of companies doing business in some of these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in those countries. Our net revenues in 2008 attributable to these countries represented less than one percent of our total net revenues. Although U.S.-based pension funds and endowments own a significant amount of our outstanding stock, most of these institutions have not indicated that they intend to effect such divestment.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 39

Back to Contents

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

5.13

HUMAN RESOURCES

Our approach

Human capital is critical: it can significantly impact a company’s long-term growth strategy. Our human resources teams forecast talent needs for current and future requirements to shape our business strategy but also to ensure that we have the associated skills/competency sets. In 2008, our main missions were to:

•

provide expertise and leadership support in all functional areas of human resources;

•

define and deploy human capital strategies that support and align with business initiatives at corporate, organizational and local levels;

•

develop and enhance individual and organizational capabilities to achieve performance excellence.

Supporting diversity and equal opportunities

In today’s global environment we believe it is crucial to understand the cultures, customs and needs of employees, customers and regional markets. As a global enterprise, we actively seek to ensure that our employee body reflects the diversity of our business environment.

We are committed to recognizing and respecting the diversity of people and ideas, and to ensuring equal opportunities for all.

With a presence in 130 countries, we offer employees the opportunity to gain exposure to very different cultures and ways of working. At the end of 2008, we launched a “Talent Diversity” review in each organization aimed at renewing teams and fostering cultural diversity as a key competency.

Promoting the development of talents as a tool for retention

We focus our attention on attracting and keeping the people with the greatest ability and potential to deliver our business strategy. We have launched a large set of HR programs and tools – like the Global Performance Management Process (GPMP) and the Organization and People Reviews (OPRs) – to ensure we continue to improve our ability to identify talents, enhance our employees’ experience and provide appropriate development opportunities and prospects to progress our employees’ career with us. Through the GPMP, employees receive concrete, constructive feedback on their individual performance and have the opportunity to review their professional development plans. In 2008, 85% of managers and professionals set performance goals based on the GPMP. The OPRs help us to identify and nurture internal talents for strategic roles or succession plans.

With 20 centers worldwide accredited through a combined internal and external process, the Alcatel-Lucent University helps employees succeed in their current jobs and adapt to future requirements. The University offers qualification programs in key areas, such as project management, sales, services, leadership development and IP transformation, complemented by structured learning solutions developed to strengthen key business competencies. In 2008, our employees averaged 18 hours of training. Overall, nearly 55,000 employees received formal training in 2008.

Encouraging mobility

We actively encourage mobility across borders – whether geographical, organizational or functional – to develop diversity and teamwork and express our international culture. As a cornerstone of our social policy, this is a powerful tool in our employee’s professional evolution, and at December 31, 2008, we had 766 employees engaged in such rotations. In 2009, we will implement a new HR objective to rotate 80% of our high-potential employees through such an assignment within three years.

Implementing a competitive and harmonized compensation policy

We are committed to providing our employees with a total compensation package that, in each country, is competitive with those of major companies in the technology sector. Our compensation structure reflects both individual and company performance. Our policy is for all employees to be fairly paid regardless of gender, ethnic origin or disability. Beginning in 2008, we have been engaging in a single, unified review process throughout the entire company.

We also have a long-term remuneration policy involving equity ownership. In December 2008, our Board decided that, in 2009, in an effort to give our employees a stake in our future, all employees will be eligible to receive a grant of 400 options, to the extent legally possible.

Managing workforce reduction

In December 2008, we announced that we would institute cost reductions designed to reduce our break-even point by € 1 billion per year in both 2009 and 2010. As a part of these initiatives, we analyzed the Group’s organizational structure and decided to reduce approximately 1,000 managers and approximately 5,000 contractors (as defined in “Contractors”, below) worldwide in order to simplify our reporting structure and ensure better operational controls. We carry out all workforce reductions in accordance with local rules and regulations, both in terms of the method and the measures.

Alcatel-Lucent - 2008 annual report on form 20-F - 40

Back to Contents

Fostering a dialogue with employees

We are committed to fostering an open dialogue with employees on important decisions directly affecting them. The objective of our European Committee (ECID) is to provide information and facilitate an exchange of views between senior management and European employee representatives. The committee is composed of 30 members including representatives from the various European countries where we operate and meets at least twice a year depending on company business. In 2008, the European Committee met three times and various interim meetings were also held. In 2009, members from Eastern European countries will join the ECID

Accompanying the transformation

Our human resources teams are playing a key role in supporting our strategic transformation. Related initiatives include a strong emphasis on people and organizational aspects with specific attention to instilling emphasis on customer care, speed, accountability, innovation, trust and empowerment in our day-to-day business activities.

Employees

At December 31, 2008, we employed 77,717 people worldwide, compared with 76,410 at December 31, 2007 and 89,370 at December 31, 2006.

The tables below show the geographic locations and the business segments in which our employees worked on December 31, 2006 through 2008.

Total number of employees and the breakdown of this number by business segment is determined by taking into account all of the employees at year-end who worked for fully consolidated companies and a percentage of those employees at year-end who worked for subsidiaries consolidated using proportionate consolidation based on the percentage of interest in such companies.

	Carrier	Enterprise	Services	Other	Total Group
2006 (1)	45,444	6,026	28,080	9,819	89,370
2007	39,428	6,779	29,033	1,170	76,410
2007 Restated (2)	39,011	7,427	28,902	1,070	76,410
2008	36,646	7,832	32,099	1,140	77,717

(1)

Including 1,631 employees that were part of the acquisition of UMTS technologies from Nortel as of December 31, 2006; 29,861 employees from Lucent in connection with the business combination of Lucent as of November 30, 2006, and 8,862 employees related to discontinued businesses transferred to Thales as described in Note 3 to our consolidated financial statements included elsewhere in this document.

(2)

In 2008, certain shared support staff in the Carrier and Services segments were transferred to Enterprise with a corresponding decrease in the support staff of the other segments, mainly Carrier. In 2008, employees from Other were transferred to other segments as part of the reduction of the corporate headquarters activities of Lucent.

The breakdown by geographical areas below gives the headcount of employees who worked for fully consolidated companies and companies in which we own 50% or more of the equity. The impact of taking into account the headcount of subsidiaries consolidated using proportionate consolidation only for the percentage of interests in these entities is isolated in the “proportionate consolidation impact” column. The impact is related to the joint ventures with Finmeccanica in the space business, which were transferred to Thales as explained in Note 3 to our 2008 consolidated financial statements included elsewhere in this document.

	France	Other Western Europe	Rest of Europe	Asia Pacific	USA	Rest of the World	Proportionate consolidation impact	Total Group
2006	17,071	20,632	3,108	14,589	23,647	12,219	(1,896) (1)	89,370
2007	12,109	14,382	3,168	14,083	21,946	10,722		76,410
2008	10,942	13,958	3,664	15,210	20,360	13,583		77,717
(1) This consolidation impact is a reduction of 1,411 in our employee headcount in France, and a reduction of 485 in the rest of Europe.

Membership of our employees in trade unions varies from country to country. In general, relations with our employees are satisfactory.

Temporary workers and contrators

Separate from our employees, we resort to temporary workers and contractors.

Temporary Workers

The average number of temporary workers (that is, in general, employees of third parties seconded to perform work at our premises due, for example, to a short-term shortfall in our employees or in the availability of a certain expertise) in January and February 2008 was 2,442.

Contractors

Starting in March 2008, we have placed our focus on the notion of “contractors,“ which includes not only temporary workers, but also the number of individuals at third parties performing work subcontracted by us on a “Time & Materials“ basis, when such third parties’ cost to us is almost exclusively a function of the time spent by their employees in performing this work. At December 31, 2008, we had 11,265 contractors.

Alcatel-Lucent - 2008 annual report on form 20-F - 41

Back to Contents

Employee share ownership, stock option plans and performance shares

Profit-sharing agreements

The companies of the Group have set up profit-sharing agreements and employee savings plans based on the recommendations of senior management.

Our foreign subsidiaries establish profit-sharing plans for their employees in accordance with local laws applicable to them, when such laws allow them to do so.

Capital increases reserved for employees

Since 2001, we have not effected any capital increases reserved for employees.

Performance shares and stock option grant policy

Our policy in this area is to remain competitive worldwide in light of our competitors’ practices. Upon recommendation of the Compensation Committee, our Board determines the number of options or shares to be granted and the conditions applicable to the grants based on a review of the equity compensation policies of companies in the same business sector, the practices in each country and the level of responsibility of the beneficiary.

Our stock option plans were created to give those senior executives and employees who, either directly or indirectly, actively participate in generating the Group’s earnings, a stake in the Group’s increased profitability. The options are therefore a way of giving beneficiaries a long-term interest in the Group’s earnings.

Moreover, to ensure that the Group’s activities and the employees who are most essential to its development remain stable under all circumstances, in the event a third party tries to launch a takeover of Alcatel-Lucent, a tender offer for our shares or a procedure to de-list our shares, our Board of Directors may decide to immediately vest all outstanding options (excluding those held by individuals who were Directors on the option grant date or on the date of the Board’s decision) regardless of any restricted period.

The group of beneficiaries of stock options grew considerably following the business combination with Lucent, changing from 8,001 beneficiaries in 2006 to 14,415 in 2008, with the major portion of the options being granted to employees of our U.S. subsidiaries, in accordance with the compensation policies prevailing in the United States.

Stock options

The main policies regarding the grant of stock options established in 2000 and 2001 are retained.

Our Board of Directors received an authorization at the Shareholder’s Meeting held on May 30, 2008 to grant Alcatel Lucent stock options representing up to 4% of the company’s capital for a period of 38 months. The exercise price for option grants does not include any discount or reduction from the average opening share price for Alcatel-Lucent shares on the Euronext™ market for the 20 trading days preceding the Board meeting at which the options are granted, but such price cannot be lower than the € 2 nominal share value.

Under our annual stock option plans, one-fourth of the number of options granted to beneficiaries vest on the first anniversary of the date of grant and 1/48 of the options granted vest at the end of each subsequent month.

Options can only be exercised when vested (subject to the existence of holding periods that may be imposed by local laws). Therefore beneficiaries who are employees of a subsidiary with its registered office in France cannot exercise their options before the end of the holding period set by Article 163 bis C of the French tax code, which is currently four years from the date of grant. All vested options must be exercised no later than the eighth anniversary of the date of grant.

Performance conditions for option grants applicable to members of our Management Committee

Options granted to members of our Management Committee are subject to the same conditions as those governing all other beneficiaries, as well as the following conditions.

In compliance with the commitment made by our Board of Directors at the Annual Shareholders’ Meeting held on May 30, 2008, options granted to Management Committee members are also subject to an additional exercisability condition linked to the performance of Alcatel-Lucent shares.

The share price of Alcatel-Lucent shares will be measured yearly in relation to a representative sample of 14 peer group companies that are solution and service providers in the telecommunications equipment sector (this figure may be revised in line with market changes).

The number of vested stock options that will be exercisable will be measured annually in proportion to our stock price’s performance as compared to our peer group. This annual measurement will occur over a four year period, beginning from the grant date. At the meeting closest to the end of each twelve month period, our Board, after consultation with the Compensation Committee, will determine whether or not the stock performance target has been met for the prior year, based on an annual study conducted by a third party consulting firm.

Performance shares

Our Board of Directors received an authorization at the Shareholders’ Meeting held on May 30, 2008, to grant up to 1% of the company’s capital in Alcatel-Lucent performance shares for a period of 38 months.

At the time of the grant, our Board must set the vesting criteria, including the service conditions applicable to the beneficiary and the Group performance targets applicable to the Group throughout the vesting period.

A beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office in France will vest in his/her performance shares at the end of a two-year vesting period. Such performance shares will be available following the expiration of a two year holding period. For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office outside of France, the vesting period is four years, with no additional holding period.

Evaluation of the Group’s performance must be based on the same criteria as those used for the Global Annual Incentive Plan. For each of the criteria, quantified targets will be fixed at the start of each year for the current fiscal year.

At the end of the two or four year vesting period, so long as the beneficiary has been an employee of the Group for two years (with limited exceptions) the number of performance shares that will vest will depend on the achievement, based on an average, of the annual Group performance targets set by our Board for the two or four year period.

Alcatel-Lucent - 2008 annual report on form 20-F - 42

Back to Contents

2009 grants

The Board of Directors has decided to extend its performance share grant policy in 2009, by proceeding with a mixed grant of performance shares and stock options in favor of the beneficiaries.

In this context, the Board of Directors has also decided to make an exceptional grant of 400 stock options to each employee of the Group.

Performance shares

On March 18, 2009, our Board of Directors authorized the grant of  up to 6,982,956 Alcatel Lucent Performance shares to 11,076 employees and managers of the Group, subject to the satisfaction of the service and performance conditions described above. This grant includes the grant of a maximum of 866,658 performance shares to 13 members of the Management Commitee, representing 12.4% of the annual grant, and a maximum of 200,000 Performance shares granted to our Chaiman of the Board of Directors as further described in Section 7.5 – “Compensation”.

The Board of Directors fixed the performance targets on the basis of the criteria used for the Global Incentive Annual Incentive Plan (AIP) applicable to approximately 43,000 employees in the Group, namely the evolution of Revenues, Operating income and Operating cash flow minus restructuring cash outlays and capital expenditures.

The earliest date on which these shares will be available to the beneficiaries is March 18, 2013.

Exceptional plan for Group employees

On March 18, 2009, our Board of Directors authorized the grant of 400 stock options to all of our employees, subject to compliance with the relevant laws of the countries where the beneficiaries work. This exceptional plan represents 30,646,400 stock options to 76,641 employees in the Group. The employees will be able to subscribe for shares at the price of € 2 per share, which is equal to the nominal share value.

These options will vest, subject to the service conditions, in two successive tranches, at 50% per year over two years.

After the end of a holding period, which varies depending on the country in which the employer of the beneficiary has its registered office (four years for beneficiaries who are employees of a company that has its registered office in France) these options are exercisable  until March 17, 2017.

Annual stock option plan

On March 18, 2009, our Board of Directors authorized under our annual stock option plan, the grant of 21,731,110 stock options to 11,112 Group employees and managers at an exercise price of € 2 per share, which is equal to the nominal share value.

After the end of holding period, which varies depending on the country in which the employer of the beneficiary has its registered office (four years for beneficiaries who are employees of a company that has its registered office in France), these options are exercisable until March 17, 2017.

This grant includes a total of 3,600,000 options granted to the 14 members of the Management Committee including the CEO, representing 6.9% of the annual stock option plan, and 3.9% of the total of options granted in March 2009 (52 million). These options were granted at the same exercise price of € 2 per share and are subject to the general conditions of the annual plan in addition to the specific condition applicable to the members of the Management Committee, namely  the share performance condition described above.

2008 grants

Performance shares

At meetings held on September 17 and October 29, 2008, our Board of Directors authorized the grant of a maximum of 100,000 Alcatel-Lucent performance shares to Mr. Camus and 250,000 Alcatel-Lucent performance shares to Mr. Verwaayen, subject to the vesting service and Group performance conditions as described in Section 7.5 “Compensation”.

Stock option plans

On March 25 and April 4, 2008, our Board of Directors authorized under our annual stock option plan, the grant of 48,787,716 stock options to 14,415 Group employees and managers at an exercise price of € 3.80, which corresponds to the average opening share price for the 20 trading days preceding the Board meeting held on March 25, 2008.

A total of 2,850,000 of these options were granted to the members of the Management Committee at the time, representing 5.8% the total number of options granted. These options are subject to the general conditions of the annual plan.

After the end of holding period, which varies depending on the country in which the employer of the beneficiary has its registered office (four years for beneficiaries who are employees of a company that has its registered office in France), the options are exercisable until March 24, 2016.

Our Board of Directors, meeting on September 17, 2008, granted Mr. Verwaayen 250,000 stock options, subject to Group performance targets, at an exercise price of € 3.90 which corresponds to the average opening share price for the 20 trading days preceding the Board meeting. The performance conditions are the same as those applicable to the members of Management Committee as described above and only are applicable to 125,000 of the options granted (see Section 7.5 “Compensation” for further details.)

During the course of 2008, our CEO, exercising the power delegated to him, granted 2,276,100 stock options to certain newly hired Group employees. The exercise conditions are consistent with those applicable to the annual stock option plan, including performance conditions for the beneficiaries who are members of the Management Committee. The employees will be able to subscribe shares at the price of € 4.40 per share under the July 1, 2008 plan and € 2 per share under the December 31, 2008 plan.

Alcatel-Lucent - 2008 annual report on form 20-F - 43

Back to Contents

Information concerning the largest grants or exercises

In compliance with the provisions of Article L. 225-184 of the French Commercial Code, the table below provides information for fiscal year 2008 relating to the employees of the Group (other than the Chairman or the CEO) who received the 10 largest amounts of option grants and were issued the 10 largest numbers of shares upon exercise of options.

10 largest numbers of options	Number of stock options granted/issued	Weighted average price	Plan	Specific provisions
10 largest stock option grants	7,100,000	3.48	March 25, 2008 April 2, 2008 Dec 31, 2008	Performance conditions for Management Committee members
10 largest option exercises	31,205	1.08	Between 11/November 1, 2000 and March 25, 2008

Summary of outstanding options

On December 31, 2008, before the expiration of the stock option plan adopted on March 7, 2001, 177,898,780 stock options were outstanding, representing 7.7% of our existing share capital, each option giving the right to one Alcatel-Lucent share. On December 31, 2008, the March 7, 2001 plan represented 25.1 million outstanding stock options.

Taking into account the stock option grants on March 18, 2009 mentioned above, the total number of outstanding options is 204.8 million, representing 8.85% of our existing share capital (before taking into account the issuance of shares corresponding to these options). In fiscal year 2009, stock options granted under seven plans will expire, representing 13.5 million options. These options were granted in 2001 at exercise prices between € 9 and € 41. At March 18, 2009, the situation is as follows:

Grant year (1)	Exercise price	Outstanding options
2001	from € 9 to € 41	13,549,181
2002	from € 3.2 to € 17.2	508,745
2003	from € 6.7 to € 11.2	12,702,330
2004	from € 9.8 to € 13.2	13,662,806
2005	from € 8.8 to € 11.41	13,697,445
2006	from € 9.3 to € 12	14,655,635
2007	from € 6.3 to € 10	35,588,202
2008	from € 2 to € 4.40	48,448,834
2009	€ 2	52,377,510
TOTAL FOR PLANS		205,190,688
(1) This summary does not take into account options cancelled from January 1, 2009 until March 18, 2009.

Alcatel-Lucent - 2008 annual report on form 20-F - 44

Back to Contents

History of stock option plans

The main characteristics of stock options granted and not yet exercised at December 31, 2008 are described hereunder.

ALCATEL-LUCENT STOCK OPTION PLANS

Creation of the plan (1)	Number of recipients	Number of options granted	Number of options exercised	Number of options cancelled	Number of options outstanding		Option exercise period (3)		Exercise price (in euros)	Options exercised in 2008
					Held by all employees	Number held by senior executives (2)	From	To
12/13/2000	340	306,700	0	306,700	0		12/13/2001/12/13/2004	12/12/2008	64,00
03/07/2001	30,790	37,668,588	0	12,582,986	25,085,602	127,500	03/07/2002/03/07/2005	03/06/2009	50,00
04/02/2001	13	48,850	0	42,850	6,000		04/02/2002	04/01/2009	41,00
04/02/2001	1	2,500	0	0	2,500		04/02/2002	04/01/2009	39,00
06/15/2001	627	977,410	0	273,970	703,440		06/15/2002/06/15/2005	06/14/2009	32,00
09/03/2001	58	138,200	0	44,150	94,050		09/03/2002/09/03/2005	09/02/2009	19,00
11/15/2001	16	162,000	27,000	53,000	82,000		11/15/2002	11/14/2009	9,00
12/19/2001	25,192	27,871,925	0	15,303,035	12,568,890	137,500	12/19/2002/12/19/2005	12/18/2009	20,80
12/19/2001	521	565,800	265,985	207,514	92,301		12/19/2002/12/19/2005	12/18/2009	9,30
02/15/2002	37	123,620	0	86,040	37,580		02/15/2003/02/15/2006	02/14/2010	17,20
04/02/2002	24	55,750	0	28,500	27,250		04/02/2003	04/01/2010	16,90
05/13/2002	23	54,300	0	26,000	28,300		05/13/2003/05/13/2006	05/12/2010	14,40
06/03/2002	176	281,000	0	88,500	192,500		06/03/2003/06/03/2006	06/02/2010	13,30
09/02/2002	226	1,181,050	656,190	339,172	185,688		09/02/2003	09/01/2010	5,20
10/07/2002	16	30,500	9,517	13,274	7,709		10/07/2003	10/06/2010	3,20	850
11/14/2002	26	111,750	80,424	11,408	19,918		11/14/2003	11/13/2010	4,60
12/02/2002	16	54,050	20,602	23,648	9,800		12/02/2003	12/01/2010	5,40
03/07/2003	23,650	25,626,865	7,240,272	6,144,835	12,241,658	200,000	03/07/2004/03/07/2007	03/06/2011	6,70	100
03/07/2003Plan AL	31,600	827,348	190,978	636,370	0		07/01/2007	06/30/2008	6,70	150
06/18/2003	193	338,200	59,361	65,387	213,452		06/18/2004/06/18/2007	06/17/2011	7,60
07/01/2003	19	53,950	15,868	33,081	5,001		07/01/2004	06/30/2011	8,10
09/01/2003	77	149,400	4,498	23,539	121,363	20,000	09/01/2004/09/01/2007	08/31/2011	9,30
10/01/2003	37	101,350	906	52,126	48,318		10/01/2004/10/01/2007	09/30/2011	10,90
11/14/2003	9	63,600	0	56,300	7,300		11/14/2004/11/14/2007	11/13/2011	11,20
12/01/2003	64	201,850	8,222	128,390	65,238		12/01/2004/12/01/2007	11/30/2011	11,10
03/10/2004	14,810	18,094,315	700	4,870,799	13,222,816	180,000	03/10/2005/03/10/2008	03/09/2012	13,20
04/01/2004	19	48,100	0	30,300	17,800		04/01/2005/04/01/2008	03/31/2012	13,10
05/17/2004	26	65,100	0	20,199	44,901		05/17/2005/05/17/2008	05/16/2012	12,80
07/01/2004	187	313,450	2,399	113,101	197,950		07/01/2005/07/01/2008	06/30/2012	11,70
09/01/2004	21	38,450	822	8,578	29,050		09/01/2005	08/31/2012	9,90
10/01/2004	85	221,300	18,778	112,733	89,789		10/01/2005/10/01/2008	09/30/2012	9,80
11/12/2004	20	69,600	0	42,900,	26,700		11/12/2005	11/11/2012	11,20
12/01/2004	11	42,900	0	9,100	33,800		12/01/2005	11/30/2012	11,90
01/03/2005	183	497,500	7,558	129,585	360,357		01/03/2006	01/02/2013	11,41
03/10/2005	9,470	16,756,690	292,370	3,354,325	13,109,995	242,333	03/10/2006/03/10/2009	03/09/2013	10,00
06/01/2005	96	223,900	7,576	77,243	139,081		06/01/2006/06/01/2009	05/31/2013	8,80
09/01/2005	39	72,150	0,	15,638	56,512		09/01/2006	08/31/2013	9,80
11/14/2005	23	54,700	1,250	21,950	31,500		11/14/2006	11/13/2013	10,20
03/08/2006	8,001	17,009,320	0	2,837,529	14,171,791	321,145	03/08/2007/03/08/2010	03/07/2014	11,70
05/15/2006	53	122,850	0	21,856	100,994		05/15/2007	05/14/2014	12,00
08/16/2006	217	337,200	0	50,950	286,250		08/16/2007/08/16/2010	08/15/2014	9,30
11/08/2006	26	121,100	0	24,500	96,600		11/08/2007/11/08/2010	11/07/2014	10,40
03/01/2007	42	204,584	0	34,873	169,711		03/01/2008/03/01/2011	02/28/2015	10,00
03/28/2007	15,779	40,078,421	0	5,171,383	34,907,038	1,180,749	03/28/2008/03/28/2011	03/27/2015	9,10
08/16/2007	119	339,570	0	42,417	297,153		08/16/2008/08/16/2011	08/15/2015	9,00
11/15/2007	33	294,300	0	80,000	214,300	130,000	11/15/2008/11/15/2011	11/14/2015	6,30
03/25/2008	14,414	47,987,716	5,000	2,543,315	45,439,401	1,000,000	03/25/2009/03/25/2012	03/24/2016	3,80	5,000
04/04/2008	1	800,000	0	316,667	483,333	483,333	04/04/2009/04/04/2012	04/03/2016	3,80
07/01/2008	64	223,700	0	0	223,700		07/01/2009/07/01/2012	06/30/2016	4,40
09/17/2009	1	250,000	0	0	250,000	250,000	09/17/2009/09/17/2012	09/16/2016	3,90
12/31/2008	88	2,052,400	0	0	2,052,000	1,700,000	12/31/2009/21/31/2012	12/30/2016	2,00
TOTAL	177,579	243,315,872	8,916,376	56,500,716	177,898,780,	5,972,560				6,100

(1)

Vesting rules as of December 2000: options are vested over four years, in successive tranches, at a rate of 25% following a one-year period from the date of the Board meeting granting the options and 1/48 at the end of each subsequent month.

(2)

For purposes of this table, “senior executives” are members of the Management Committee in office during 2008.

(3)

Restricted period: four years for recipients who are employees of a company that has its registered office in France; one year for all other recipients.

Alcatel-Lucent - 2008 annual report on form 20-F - 45

Back to Contents

Stock options granted by foreign subsidiaries

Until 2000, Alcatel-Lucent Holding Inc., formerly Alcatel USA Inc., had established its own option plans for executives of our U.S. and Canadian companies which options were exercisable for Alcatel-Lucent ADSs. Under these plans, at December 31, 2008, 7,641,471 options remain outstanding.

Option plans of foreign companies acquired by Alcatel-Lucent are exercisable for Alcatel-Lucent shares or ADSs, in an amount adjusted for the exchange ratio used during the acquisition.

The details at December 31, 2008 of the outstanding options granted by U.S. and Canadian companies are set forth in Note 23 of the consolidated financial statements.

When the options are exercised, we use treasury shares (for the Packet Engines, Xylan, Internet Devices Inc., DSC and Genesys acquisitions), or we issue new ADSs (for the Lucent Technologies Inc., Astral Point Communications Inc., Telera, iMagic TV, TiMetra Inc. and Spatial Wireless acquisitions).

Alcatel-Lucent - 2008 annual report on form 20-F - 46

Back to Contents

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING INFORMATION

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “may”, “intend”, “should”, “plan”, “project”, or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion in Chapter 4 – “Information about the Group” and below in this Chapter 6 under the heading “Outlook for 2009” with respect to (i) our projection that the 2009 global telecommunications equipment and related services market should decline between 8% and 12% at a constant €/U.S. $ exchange rate, (ii) our expectation that we will maintain a stable share of that market, (iii) our plan to reduce our break-even point by € 1 billion per year for each of 2009 and 2010 by improving gross margin, enhancing R&D efficiency and materially reducing SG&A expenses, and (iv) our expectation that we will achieve an operating profit before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) around break-even in 2009, under the heading “Liquidity and Capital Resources” with respect to (v) the expected level of  restructuring costs and capital expenditures in 2009, and under the heading “Contractual obligations and off-balance sheet contingent commitments” with respect to (vi) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments.

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

On November 30, 2006, historical Alcatel and Lucent Technologies Inc., since renamed Alcatel-Lucent USA, Inc. (“Lucent”) completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector created with Finmeccanica and our railway signaling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the transportation and security activities were contributed to Thales, and in April 2007, we completed the sale of our ownership interests in the two joint ventures in the space sector.

As a result of the Lucent transaction, our 2006 consolidated financial results include (i) 11 months of results of only historical Alcatel and (ii) one month of results of the combined company. As a result of Thales transaction, our 2006 financial results pertaining to the businesses transferred to Thales are treated as discontinued operations.

In addition, our 2006 and 2007 financial results take into account the effect of the change in accounting policies on employee benefits, due to the application of the interpretation IFRIC 14, with retroactive effect from January 1, 2006 as described in the following section.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2008, 2007 and 2006 included several negative, non-cash impacts of purchase accounting entries.

Alcatel-Lucent - 2008 annual report on form 20-F - 47

Back to Contents

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2008

As of January 1, 2008, Alcatel-Lucent applied (with retroactive effect as of January 1, 2006) IFRIC 14, which is an interpretation of IAS19, ”The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.”

The “asset ceiling” rule of IAS 19 limits the measurement of a defined benefit asset to ‘the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognized gains and losses’. Questions have arisen about when refunds or reductions in future contributions should be considered available, particularly when a minimum funding requirement exists.

In the United Kingdom, for example, minimum funding requirements exist to improve the security of the post-employment benefit obligations to participants of an employee benefit plan. Such requirements normally stipulate a minimum amount or level of contributions that must be made to a plan over a given period. Therefore, a minimum funding requirement may limit the ability of the entity to reduce future contributions.

Further, the limit on the measurement of the value of a defined benefit asset may cause the minimum funding requirement to be onerous. Normally, a requirement to make contributions to a plan would not affect the value of the defined benefit asset or liability. This is because the contributions, once paid, will become plan assets and so the additional net liability is nil. However, a minimum funding requirement may give rise to a liability if the required contributions will not be available to the entity once they have been paid.

The first application of this new interpretation had a negative impact on our shareholder’s equity as of December 31, 2008 of € 91 million € 45 million as of December 31, 2007 and € 82 million as of December 31, 2006) in connection with our pension plans in the United Kingdom.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 48

Back to Contents

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Valuation allowance for inventories and work in progress on construction contracts	(654)	(514)	(378)
	2008	2007	2006
Impact of inventory and work in progress write-downs in income (loss) before income tax, related reduction of goodwill and discontinued operations	(285)	(186)	(77)

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

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Accumulated impairment losses on customer receivables (excluding construction contracts)	(207)	(187)	(192)
	2008	2007	2006
Impact of impairment losses in income (loss) before income tax, related reduction of goodwill and discontinued operations	(17)	(3)	(18)

Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Capitalized development costs, net	578	596	501

The criteria for capitalizing development costs are set out in Note 1f to our consolidated financial statements included elsewhere in this annual report. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

We must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, we may be required to impair or write off some of the capitalized development costs in the future.

Impairment losses for capitalized development costs of € 135 million were accounted for in the fourth quarter of 2008 mainly related to a change in our WiMAX strategy, by focusing our WiMAX efforts on supporting fixed and nomadic broadband access applications for providers. This impairment is presented on the specific line item “Impairment of assets” in the income statement.

Impairment losses for capitalized development costs of € 41 million were accounted for in 2007 mainly related to the UMTS (Universal Mobile Telecommunications Systems) business.

Impairment losses of € 104 million and write-offs amounting to € 197 million were accounted for in capitalized development costs in 2006, and were mainly related to the discontinuance of product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent.

Other intangible assets and Goodwill

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Goodwill, net	4,215	7,328	10,891
Intangible assets, net (1)	2,567	4,230	5,441
TOTAL	6,782	11,558	16,332
(1) Including capitalized development costs, net.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination as described in Note 3 to our consolidated financial statements. Using market-related information, estimates (primarily based on risk-adjusted discounted cash flows derived from Lucent’s management) available at the time and judgment, an independent appraiser determined the fair values of the net assets acquired from Lucent, and in particular those relating to the intangible assets acquired.

Alcatel-Lucent - 2008 annual report on form 20-F - 49

Back to Contents

As discussed in more detail in Notes 7, 12 and 13 to our consolidated financial statements, impairment losses of € 4,545 million were accounted for in 2008 mainly related to the CDMA (€ 2,533 million), Optics (€ 1,019 million), Multicore (€ 300 million) and Applications (€ 339 million) business divisions, each of which are considered to be groups of Cash Generating Units (“CGU”) at which level impairment tests of goodwill are performed.

An impairment loss of € 2,832 million was accounted for in 2007, of which € 2,657 million was charged to goodwill and € 175 million was charged to other intangible assets, mainly for the CDMA, IMS business divisions and UMTS business.

An impairment loss of € 40 million on intangible assets and € 233 million in write-offs were accounted for in 2006 on the UMTS business.

The recoverable values of our goodwill and intangible assets, as determined for the impairment tests performed by the Group, are based on key assumptions which could have a significant impact on the consolidated financial statements. These key assumptions include, among other things, the following elements:

•

discount rate; and

•

projected cash-flows; which are based on the successful implementation of the strategic plan publicly announced on December 12, 2008 and a nominal rate of growth of our revenues in 2010.

The discount rate used for the additional impairment test performed during the fourth quarter of 2008 was the Group’s weighted average cost of capital (“WACC”) of 12.0%. For the annual impairment tests of 2008 and 2007, the rate used was 10% and 9.5% for 2006. The same rate of 10% was used for the additional impairment test performed in December 2007. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. Given the absence of comparable “pure player” listed companies for each group of Cash Generating Units, we do not believe that the assessment of a specific WACC for each product or market is feasible. A single discount rate has therefore been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2008 impairment loss € 100 million and € 93 million, respectively.

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

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. Impairment losses of € 34 million have been recorded on property, plant and equipment in 2008. Impairment losses of € 94 million were accounted for during 2007 mainly related to the UMTS business and the planned disposal of real estate (no significant impairment losses were recorded in 2006).

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

Alcatel-Lucent - 2008 annual report on form 20-F - 50

Back to Contents

Product sales reserves (in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Related to construction contracts (1)	186	147	70
Related to other contracts (2)	575	557	599
TOTAL	761	704	669
(1) See Note 18 to our consolidated financial statements, included in the amounts due to/from customers. (2) See Note 27 to our consolidated financial statements.

For further information on the impact on 2008 income statement of the change in these provisions, see Notes 18 and 27 to our consolidated financial statements.

Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

Deferred tax assets recognized (in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Related to the United States (including Lucent)	339 (2)	675 (1)	746
Related to France	339 (2)	404 (1)	372
Related to other tax jurisdictions	174	153 (1)	574
TOTAL	852	1,232	1,692

(1)

Following the performance by the Group of the 2007 annual goodwill impairment test, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded compared to the situation as of December 31, 2006.

(2)

Following the performance by the Group of an additional impairment test of goodwill during the fourth quarter of 2008, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and in France compared to the situation as of December 31, 2007.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. We analyze past events and the positive and negative elements of certain economic factors that may affect our business in the foreseeable future to determine the probability of our future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n to our consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in our future income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2008 are € 957 million (€ 1,629 million as of December 31, 2007).

As prescribed by IFRSs, we had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in our financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in our future financial statements, the tax benefit will be included in our income statement. Goodwill will also be reduced, resulting in an expense, for that part of the deferred tax assets recognized relating to Lucent’s tax losses.

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

Pension and retirement obligations and other employee and post-employment benefit obligations

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent’s results or shareholders’ equity.

Alcatel-Lucent - 2008 annual report on form 20-F - 51

Back to Contents

	2008	2007	2006
Weighted average expected rates of return on pension and post-retirement plan assets	7.04%	7.39%	7.35%
Weighted average discount rates used to determine the pension and post-retirement obligations	6.44%	5.54%	3.95%

The net effect of pension and post-retirement costs included in “income (loss) before tax, related reduction of goodwill and discontinued operations”, was a € 246 million increase in pre-tax income during 2008 (€ 628 million increase in pre-tax income during 2007 and a € 50 million reduction in pre-tax income during fiscal 2006). Included in the € 246 million increase in 2008 is € 65 million booked as a result of certain changes to management retiree healthcare benefit plans (refer to Note 25f). Included in the € 628 million increase in 2007 was € 258 million booked as a result of certain changes to management retiree healthcare benefit plans (refer to Note 25f).

The weighted average expected rates of return on pension and post-retirement plan assets used to determine our pension and post-retirement credits are established at the beginning of each fiscal year. The decrease in the weighted average expected rates of return on pension and post-retirement plan assets between 2007 and 2008 is mainly due to the more conservative asset allocation at the end of 2007 (the Group reduced the exposure of its defined benefit pension plans to the equity markets in November 2007). Changes in the rates were generally due to adjustments in expected future returns based on studies performed by the Group’s external investment advisors or/and to a change in the asset allocation. Even if the actual financial markets are very volatile, this assumption is required to be a long-term expected rate of return rather than a prediction of the immediate next period performance and is not reviewed every quarter. In addition, the rates that are used to determine the pension expense or income are applied on the opening fair value. For Alcatel-Lucent’s U.S. plans, the pension expense or income is updated every quarter. Therefore, the fourth quarters 2008 expected return on plan assets (accounted for in financial income) for Alcatel-Lucent’s U.S. plans is based on the fair value of plan assets at September 30, 2008, whereas the expected return on plan assets for Alcatel-Lucent’s non U.S. plans is based on December 31, 2007 plan assets fair values. The interest cost associated with the plan liabilities is also impacted by the change in discount rates used to value the plan liabilities. The Group recognized a U.S. $ 72 million decrease between the third and fourth quarter of 2008 of the net pension credit accounted for in “other financial income (loss)“ (expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the decline of the plan assets fair values and expected change of the interest cost in relation with the decrease of the liability). We do not expect any significant change of the net pension credit accounted for in “other financial income (loss)“ between the fourth quarter 2008 and the first quarter 2009.

Plans assets are invested in many different asset categories (such as cash, equities, bonds, real estate, private equity, etc…). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay as the fair value of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2008 actual fair value of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones retained for accounting purposes as of December 31, 2008, this would result in a negative impact in equity of roughly € 250 million.

For the purposes of recognizing the net pension and post-retirement credit, the discount rates are determined at the beginning of each quarterly period (for significant plans). For the purposes of determining the plan obligations, these rates are determined at the end of each period. The Group plans to use a discount rate of 6.08% during fiscal 2009. Changes in the discount rate in 2007 and 2008 were due to increasing long-term interest rates. The discount rates also are somewhat volatile because they are set based upon the prevailing rates as of the measurement date. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability, whereas a higher discount rate reduces the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability.

The expected rate of return on pension and post-retirement plan assets and the discount rate were determined in accordance with consistent methodologies, as described in Note 25 to our consolidated financial statements.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2008 net pension and post-retirement result by approximately € 28 million and € 34 million, respectively. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2008 net pension and post-retirement result by approximately € 133 million.

The Group’s U.S. companies have taken various actions to reduce their share of retiree health care costs, including the shifting or increases of certain costs to their retirees. The retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired from Lucent’s predecessor prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 59% of the total U.S. retiree health care obligation as of December 31, 2008. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent’s share of future benefit costs since 2001.

Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a U.S. $ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. This trust is currently being funded by Section 420 transfers from the overfunded Occupational Pension Plan. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a required subject of bargaining between Lucent and the unions.

Alcatel-Lucent - 2008 annual report on form 20-F - 52

Back to Contents

The amount of prepaid pension costs that can be recognized in our consolidated financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and past service cost, (ii) the present value of any available refunds from the plan, and (iii) any reduction in future contributions to the plan. As Lucent currently has the ability and intent to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a reimbursement from the pension plan. The funded status of the formerly represented retiree health care obligation of € 1,479 million as of December 31, 2008 (€ 1,775 million as of December 31, 2007), the present value of Medicare Part D subsidies of approximately € 272 million as of December 31, 2008 (as this amount is currently netted in the retiree health care obligation – € 299 million as of December 31, 2007) and the present value of future service costs of € 61 million as of December 31, 2008 (€ 644 million as of December 31, 2007) have been considered in determining the asset ceiling limitation for Lucent’s pension plans as of December 31, 2008.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. Based on preliminary estimates, as of the January 1, 2009 valuation date, there were approximately € 2.1 billion of pension plan assets that would be eligible for “collectively bargained” transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, € 2.5 billion would be available for “multi-year” transfers, which also require the plan to remain 120% funded during the transfer period). This amount should be sufficient to address the obligation arising from the healthcare being provided to Lucent’s formerly represented retirees and as a result the Group should be able to utilize pension plan assets for Section 420 “collectively bargained” or “multi-year” transfers to fund all its health care obligations for Lucent’s formerly represented retirees.

In December 2008, a Section 420 transfer of U.S. $ 653 million occurred to cover 2008 and nine months of 2009 health care costs for Lucent’s formerly represented retirees. This had an U.S. $ 270 million positive impact in the consolidated statement of cash flows in the fourth quarter of 2008.

The impact of the different actuarial assumptions on the level of the funded status could have consequences on the Group’s funding requirements and the determination of the asset ceiling, which would affect our ability to make Section 420 transfers in the future and use the overfunding of some pension plans to fund underfunded healthcare plans related to the same beneficiaries.

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

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, as a result of cost overruns and major technical problems that we experienced in implementing a large W-CDMA contract, we determined that we could no longer estimate with sufficient reliability the final revenue and associated costs of such contract. As a result, we expensed all the contract costs incurred to that date, but we only recognized revenues to the extent that the contract costs incurred were recoverable. Consequently, revenues of € 72 million and cost of sales of € 298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before tax, related reduction of goodwill and discontinued operations of changing from the percentage of completion method to this basis of accounting was € 98 million for 2007. No change in the accounting treatment occured in 2008. If and when reliable estimates become available, revenue and costs associated with the construction contract will then be recognized respectively by reference to the stage of completion of the contract activity at the balance sheet date. Future results of operations may therefore be impacted.

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position SOP 97-2 of the American Institute of Certified Accountants or AICPA, such as the existence of sufficient vendor-specific objective evidence (“VSOE”) to determine the fair value of the various elements of the arrangement.

Some of our products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, more prescriptive software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the products driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of some of the guidance of the SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the cost to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of some of the SOP 97-2 guidance requires the use of significant professional judgment. Further, we believe that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental, particularly if VSOE or similar fair value cannot be obtained with respect to one or more of the undelivered elements.

Alcatel-Lucent - 2008 annual report on form 20-F - 53

Back to Contents

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on our future net income (loss) could be significant.

It can be difficult to evaluate our capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on our capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see Note 2b to our consolidated financial statements).

Alcatel-Lucent had a fire in a newly-built factory containing new machinery. The non recoverables assets having a net book value of € 4 million were written off as of September 30, 2008 representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption are insured and will give right to an indemnity claim, the amount of which is currently being assessed by our insurers. This indemnity will be accounted for as other revenue once virtually certain and a reliable estimates are available which could take up to one to two years to determine.

Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

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

Once the initial accounting of a business combination is complete, further adjustments are accounted for only to correct errors.

6.1

OVERVIEW OF 2008

In 2008, service providers continued to focus their equipment spending on next-generation technologies that will allow them to offer new services and/or reduce their operating expenses. At the same time, the economic environment grew considerably more challenging in the latter part of 2008 as the recession in the U.S. deepened and spread elsewhere around the world. In addition to overall market and negative economic forces, our business was also affected by internal developments, including key changes to our senior leadership team, adoption of a new strategic focus and a realignment of our operations.

The transformation of carrier networks to all-IP (internet Protocol) architecture remains a key objective of service provider spending on next-generation technology, as the new architecture allows carriers to consolidate multiple networks while delivering new multimedia and triple play services to their end users. Strong carrier spending for IP equipment continued to reflect that ongoing transformation in 2008, and helped drive our own IP service router revenues to a record quarterly high at year-end. The ongoing transformation of service provider networks to all-IP also resulted in healthy demand for network integration and other professional services offered by us and other vendors.

Expanding broadband access capabilities remained a focus area for wireline carriers, with an emphasis on offering enhanced capabilities over optical fiber deployed deeper into access networks. However, the number of new subscribers to broadband access delivered over older, copper-based DSL (digital subscriber line) technology fell in 2008, and our own DSL shipments dropped 19%. That decline reflects a shift by some users to fiber-based and cable-based services, an increasingly saturated DSL market and deteriorating economic conditions. The deteriorating economy is also one of the factors, along with equal access regulatory issues, that resulted in a slower than expected deployment of fiber-based access networks in 2008. Despite those issues, the increasingly widespread availability of broadband access has facilitated marked growth in bandwidth-intensive traffic like video, and that drove very strong spending for additional capacity in optical networks earlier in the year. As added capacity came on-line and economic conditions deteriorated, growth in optical spending softened considerably later in the year, particularly for terrestrial-based networks. Spending on undersea optical networks – for additional capacity on existing networks and for new cable systems – remained strong throughout the year. Elsewhere in wireline, spending for legacy core switching equipment continued to decline, and spending for next-generation equipment increased.

Alcatel-Lucent - 2008 annual report on form 20-F - 54

Back to Contents

In wireless, the number of subscribers and traffic volume continued to increase globally, and wireless operators continued to invest in the mobile broadband capabilities offered by third-generation networks. However, some very disparate technology-specific spending trends have developed. Specifically, spending for CDMA (Code Division Multiple Access) wireless networks was much weaker than expected, while demand has been stronger than expected for GSM (Global System for Mobile Communications) and W-CDMA (Wideband CDMA) in emerging markets, especially in Asia. Meanwhile, the industry continued to work on the standards and technologies that will underlie fourth-generation wireless networks. In the market for professional services – which includes services that are attached to a product sold, as well as those which are offered independent of any equipment sale – growing demand has been led by the network integration and network operations (outsourcing) sectors. The deteriorating economy has affected the enterprise market more than the service provider market, especially in North America. However, our own enterprise data networking business has posted gains throughout the year, as has our contact center business.

As has been noted above, the deteriorating global macroeconomic environment in 2008 negatively impacted many of these broad spending trends. So far, the magnitude of those impacts has been mixed, with more projects being delayed and stretched out as opposed to being cancelled. However, the sharp year-end deterioration of the U.S. economy in 2008 suggests that the global recession may be deepening, which would mean service provider spending in the future may be seriously impacted. Economic issues are magnifying what already were intense competitive pressures, resulting in market-wide prices and margins that remain under significant pressure. In developed markets, the pressure on profitability reflects aggressive pricing by incumbents who are consolidating their existing market positions and defending those positions against other vendors who are trying to establish market share with their own aggressive pricing. Vendors are also battling to establish market share in emerging markets, which account for a growing portion of global spending for carrier telecommunications equipment and related applications and services. There, the pressure on profitability is compounded by a focus on providing low-cost basic communications services.

In addition to overall market and economic forces, internal developments in 2008 affected our business. Starting in September, we announced several changes to our leadership team, organization, business model and strategic focus. These changes are intended to improve our profitability as they strengthen our focus on customers, simplify the organization, clarify accountability and responsibility, and improve the cost structure of the business. For a more detailed discussion of these changes, see Chapter 5 “Business Organization”.

We also booked impairment charges totalling € 4.7 billion during the year related to our CDMA, Optics, Multicore, Applications, Mobile Access and Fixed Access business divisions. Included in the € 4.7 billion is an € 810 million charge related to our CDMA business that was taken at mid-year following the 2008 annual impairment test, and charges of € 3.9 billion were booked at year-end. The mid-year CDMA impairment was due to the fact that in the second quarter of 2008, revenues from our CDMA business declined at a higher pace than planned. The unexpected, large reduction in the capital expenditures of one of our key customers in North America primarily affected this business. Although other geographic areas offer new opportunities, the uncertainty regarding spending in North America has led us to make more cautious mid-term assumptions about the results of this business. We performed an additional impairment test during the fourth quarter of 2008 in light of the difficult financial and economic environment, the continuing material decrease in our market capitalization and the new 2009 outlook, taking into account estimated consequences of our strategic decisions we disclosed in December 2008. The re-assessment of our near-term outlook, taking into account more conservative growth assumptions for the telecommunications equipment and related services market in 2009, coupled with the decision to streamline our portfolio, and with the use of a higher discount rate, led to an additional loss at year-end of € 3,910 million, including a € 2,429 million charge to goodwill and other impairment losses on other assets.

Alcatel-Lucent - 2008 annual report on form 20-F - 55

Back to Contents

6.2

CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

Introduction. As mentioned earlier, in January 2007, we contributed our transportation and security activities to Thales, and in April 2007, we completed the sale of our ownership interests in two joint ventures in the space sector to Thales. Consequently, our results for 2007 exclude the businesses transferred in January and April 2007 to Thales.

Revenues. Revenues were € 16,984 million in 2008, a decline of 4.5% from € 17,792 million in 2007. Approximately 52% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The value of the U.S. dollar relative to the euro increased significantly in the second half of 2008, but for the year as a whole compared with 2007, the value of the U.S. dollar declined relative to the euro. The decrease in the value of the U.S. dollar relative to the euro from 2007 to 2008 had a negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate in 2008 as compared to 2007, our consolidated revenues would have decreased by approximately 1.1% instead of the 4.5% decrease actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or in currencies linked to U.S. dollars during 2008, the average exchange rate that applied for 2007, instead of the average exchange rate that applied in 2008, and (ii) to our exports (mainly from Europe) during 2008 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/U.S. dollar hedging rate that applied for 2007. Our management believes that providing our investors with our revenues for 2008 in constant euro/U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

(in millions of euros)	Year ended December 31, 2008	Year ended December 31, 2007	% Change
Revenues as reported	16,984	17,792	(4.5%)
Conversion impact euro/U.S. dollar	519	–	2.9%
Hedging impact euro/U.S. dollar	90	–	0.5%
Revenues at constant rate	17,593	17,792	(1.1%)

Revenues in 2008 and in 2007 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

Revenues by geographical market (in millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
2008	1,419	3,537	944	3,192	4,812	1,538	1,542	16,984
2007	1,219	3,657	954	3,386	5,438	1,534	1,604	17,792
% Change 2008 vs. 2007	16.4%	(3.3%)	(1.0%)	(5.7%)	(11.5%)	0.3%	(3.9%)	(4.5%)

In 2008, the United States accounted for 28.3% of revenues by geographical market, down from 30.6% in 2007 as revenues fell 11.5% in that market. The decline in the United States reflected particular weakness in CDMA and DSL revenues, which were not fully offset by increased sales in W-CDMA, Enterprise and Services. Europe accounted for 34.7% of revenues in 2008 (8.4% in France, 20.8% in Other Western Europe and 5.6% in Rest of Europe), up from 32.8% in 2007 (6.9% in France, 20.6% in Other Western Europe and 5.4% in Rest of Europe). Within Europe, revenue increased 16.4% year-over-year in France due in part to gains in W-CDMA, while revenue fell 3.3% in Other Western Europe and 1.0% in Rest of Europe. Revenues in the Asia Pacific market fell 5.7% in 2008, but they were little changed as a percent of total revenue (18.8% in 2008 and 19.0% in 2007). Services revenues were particularly strong in the Asia Pacific market in 2008. Revenues in Other Americas were flat in 2008 (up 0.3% from 2007) as widespread gains offset lower CDMA revenues, although share of total revenue increased slightly – from 8.6% in 2007 to 9.1% in 2008. Rest of World revenues fell 3.9% from 2007 to 2008 but were little changed as a percent of total revenue (9.1% in 2008 and 9.0% in 2007). Around the world, growth in our Services business was solid in 2008. We capitalized on new opportunities for our wireless business in emerging markets in 2008. Our IP routing business developed strong momentum in North America, Europe and China in 2008. Our legacy fixed access business (DSL) was weak in North America and Europe as spending shifted to highly price competitive emerging markets.

Gross Profit. Despite the decline in revenue in 2008, gross profit increased to 34.1% of revenue, or € 5,794 million, compared to 32.1% of revenue or € 5,709 million in 2007. The increase in gross profit is due to enhanced pricing discipline, which improves our ability to retain the benefits of our product cost reduction programs, and which reflects our ongoing commercial selectivity as we balance our intent to grow share with our focus on profitable growth. In addition, gross profit was minimally impacted in 2008 from purchase accounting for the Lucent business combination whereas in 2007, there was a negative, non-cash impact of € 253 million. Gross profit in 2008 included a € 13 million net gain from currency hedging; a € 21 million capital gain from the sale of real estate; and € 34 million from a litigation settlement, which were more than offset by (i) a net charge of € 275 million for write-downs of inventory and work in progress; (ii) a net charge of € 24 million for reserves on customer receivables; and (iii) a € 48 million provision for a contract loss. Gross profit in 2007 included € 34 million from a litigation settlement related to business arrangements with a company in Columbia which was subsequently liquidated; and a net reversal of € 10 million of reserves on customer receivables as the reversal of historical reserves exceeded the amount of new reserves, which were more than offset by (i) a negative impact of € 130 million related to investments in current products and platforms that we will eventually discontinue, but that we continue to enhance in order to meet our commitment to our customers while preparing to converge them into a common platform; (ii) a € 98 million one-time charge resulting from the difficulties we encountered in fulfilling a large W-CDMA contract; and (iii) a net charge of € 178 million for write-downs of inventory and work in progress.

Alcatel-Lucent - 2008 annual report on form 20-F - 56

Back to Contents

Administrative and selling expenses. In 2008, administrative and selling expenses were € 3,093 million or 18.2% of revenues compared to € 3,462 million or 19.5% of revenues in 2007. The 10.7% decline in administration and selling expenses reflects the progress we have made executing on our programs to reduce operating expenses, as well as a favorable currency impact on our U.S. dollar denominated expenses. Also contributing to the decrease in administrative and selling expenses was a decline in purchase accounting entries resulting from the Lucent business combination, from € 295 million in 2007 to € 122 million in 2008. The purchase accounting entries have a negative, non-cash impact, and they primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships.

Research and development costs. Research and development costs were € 2,757 million or 16.2% of revenues in 2008, after the capitalization of € 101 million of development expense, compared to € 2,954 million or 16.6% of revenues after the capitalization of € 153 million of development expense in 2007. The 6.7% decline in research and development costs is due, as was the case for administrative and selling expenses, to the progress we have made executing on our programs to reduce operating expenses, as well as a favorable currency impact on our U.S. dollar denominated expenses. The reported decline in research and development costs would have been 12.0%, except for an increase in 2008 in purchase accounting entries relating to R&D resulting from the Lucent business combination, from € 269 million in 2007 to € 394 million in 2008. The increase in purchase accounting entries relating to R&D in 2008 is largely due to a non-recurring adjustment for the disposal of patents and an increase in the amortization of in-progress R&D reflecting the completion and initial amortization of various development projects acquired from Lucent. The purchase accounting entries have a negative, non-cash impact, and they primarily relate to the amortization of purchased intangible assets of Lucent, such as acquired technologies and in-process research and development. Research and development costs in 2008 included € 58 million in capital gains on the sale of intellectual property which was booked against our research and development expense.

Two contributors to our reduced operating expenses (including both administrative and selling expenses and research and development costs) in 2008, compared with 2007, have been headcount reductions and a shift of manpower from high cost to low cost countries. Company-wide headcount reductions, net totaled 2,775 in 2008, excluding the impact of acquisitions, managed services contracts and new consolidations of previously non-fully-consolidated entities. In 2007, headcount reductions, net totaled 6,324 excluding the impact of acquisitions, managed services contracts and new consolidations of previously non-fully-consolidated entities.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of € 56 million in 2008 compared to a loss of € 707 million in 2007. This smaller loss reflects improved pricing discipline, the benefits of our product cost and operating expense reduction programs and a decline in the purchase accounting entries booked in 2008, all of which more than offset the impact of lower revenues in 2008. The purchase accounting entries had a negative, non-cash impact of € 522 million in 2008 as compared to € 817 million in 2007.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments in 2008 by € 235 million (of which € 443 million were additional provisions and € 208 million were reversals). Additional product sales reserves (excluding construction contracts) created during 2008 were € 354 million, while reversals of product sales reserves were € 135 million during the same period. Of the € 135 million in reversals, € 59 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, € 30 million of the € 135 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€ 46 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by € 429 million in 2007, of which additional provisions were € 642 million and reversals were € 213 million. Additional product sales reserves created in 2007 were € 500 million while reversals of product sales reserves were € 145 million.

Alcatel-Lucent - 2008 annual report on form 20-F - 57

Back to Contents

Restructuring Costs. Restructuring costs were € 562 million in 2008, representing (i) an asset write-off of € 35 million; (ii) € 489 million of new restructuring plans, and adjustments to previous plans and (iii) € 38 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were € 856 million in 2007, representing (i) an asset write-off of € 47 million, (ii) € 623 million of new restructuring plans or adjustments to previous plans; and (iii) € 186 million of other monetary costs. Our restructuring reserves of € 595 million at December 31, 2008 covered jobs identified for elimination and notified in the course of 2008, as well as jobs eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Impairment of Assets. In 2008 we booked an impairment of assets charge of € 4,725 million, including € 3,272 million for goodwill; € 135 million for capitalized development costs; € 1,276 million for other intangible assets; € 39 million for property, plant and equipment; and € 14 million for financial assets. € 810 million of the € 4,725 million is a charge taken at mid-year arising from our yearly impairment test related to our CDMA business, and charges of € 3,910 million were booked at year-end related to our CDMA, Optics, Multicore, Applications, Mobile Access and Fixed Access business divisions. The mid-year CDMA impairment was due to the fact that in the second quarter of 2008, revenues from our CDMA business declined at a higher pace than we had planned. The unexpected, large reduction in the capital expenditures of one of our key CDMA customers in North America and the uncertainty regarding spending CDMA in North America were the main drivers of the decline. We performed an additional impairment test during the fourth quarter of 2008 in light of the difficult financial and economic environment, the continuing material decrease in our market capitalization and the new 2009 outlook, taking into account estimated consequences of our strategic decisions disclosed in December 2008. In 2007 we took an impairment of assets charge of € 2,944 million mainly related to our CDMA, W-CDMA and IMS businesses. Of the € 2,944 million, € 2,657 million is related to goodwill; € 39 million to capitalized development costs; € 174 million to other intangible assets; and € 74 million to property, plant and equipment.

Post-retirement benefit plan amendment. In 2008 we booked a € 47 million net credit related to post-retirement benefit plan amendments. It consists of an € 18 million reserve related to ongoing litigation that concerns a previous Lucent healthcare plan amendment (see 6.10 “Legal Matters – Lucent’s Employment and Benefits Related Cases,” in this annual report for more detail) and a € 65 million credit related to a € 148 million benefit obligation decrease for the Lucent management retiree healthcare plan. The benefit obligation decrease is a result of our adoption of a Medicare Advantage Private Fee-For-Service Plan. € 83 million of the € 148 million decrease is a result of a change in actuarial assumptions and is recognized in the Statement of Recognized Income and Expense, while € 65 million of the decrease is a result of a plan amendment and is recognized in this specific line item of our income statement. In 2007 we booked a € 258 million credit resulting from certain changes to Lucent management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees was changed to a drug plan similar to the Medicare Part D program. This change reduced the benefit obligation projected in the first half of 2007 by € 258 million, net of a € 205 million elimination of the previously expected Medicare Part D subsidies.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € 5,303 million in 2008, compared to a loss of € 4,249 million in 2007. The bigger loss in 2008 is due primarily to a significantly larger impairment charge in 2008 as compared with 2007, which more than offset the combined positive impacts of our improved pricing discipline, our product cost and operating expense reduction programs, lower restructuring costs and a decline in the total purchase accounting entries booked in 2008 as compared with 2007. The bigger loss in 2008 is also partially due to a smaller credit booked for post-retirement benefit plan amendments than was the case in 2007.

Finance costs. Net finance costs in 2008 were € 212 million and included € 391 million of interest paid on our gross financial debt, offset by € 179 million in interest earned on our cash, cash equivalents and marketable securities. In 2007 net finance costs of € 173 million resulted from € 403 million of interest paid on our gross financial debt, offset by € 230 million in interest earned on cash, cash equivalents and marketable securities. The decline in interest paid in 2008 compared to 2007 is due largely to a lower level of gross financial debt, while the decline in interest earned is due largely to a lower level of cash, cash equivalents and marketable securities.

Other financial income (loss). Other financial income was € 366 million in 2008, compared to financial income of € 541 million in 2007. Other financial income consists largely of the difference between the expected financial return on the assets and the interest cost on the obligations of the pension and post-retirement benefit plans, mainly related to the Lucent plans’ assets and obligations. The decline from 2007 to 2008 is due to a November 2007 re-allocation of the plans’ assets which reduced their exposure to equity markets, as well as the decline in the fair value of the plans’ assets.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was € 96 million in 2008, compared with € 110 million in 2007. While our share of equity affiliates’ earnings included positive contributions from both Thales and Draka in 2007, our share in 2008 included a contribution from Thales only, since we sold our interest in Draka in the fourth quarter of 2007. In 2008, the contribution from Thales also reflected the reclassification of our Thales shares from net assets in equity affiliates to assets held for sale as of the announcement on December 19, 2008 of a definitive agreement to sell our stake in Thales to Dassault Aviation.

Income (loss) before income tax, related reduction of goodwill and discontinued operations. Income (loss) before income tax, related reduction of goodwill and discontinued operations was a loss of € 5,053 million in 2008 compared to a loss of € 3,771 million in 2007.

Reduction of goodwill related to deferred tax assets initially unrecognized. In 2008 there was no reduction of goodwill related to deferred tax assets that were initially unrecognized. In 2007, there was a € 256 million reduction of goodwill that was due largely to the post-retirement benefit plan amendment described above.

Alcatel-Lucent - 2008 annual report on form 20-F - 58

Back to Contents

Income tax (expense) benefit. We had an income tax expense of € 153 million in 2008, compared to an income tax expense of € 60 million in 2007. The income tax expense for 2008 resulted from a current income tax charge of € 99 million and a net deferred income tax charge of € 54 million. The € 54 million net deferred tax charge included deferred income tax benefits of € 740 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination), that were more than offset by (i) a € 476 million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment tests performed in 2008; (ii) a € 293 million deferred tax charge related to Lucent’s post-retirement benefit plans; and (iii) a € 25 million deferred tax charge related to the post-retirement benefit plan amendment associated with our adoption of a Medicare Advantage Private Fee-For-Service Plan. The € 60 million income tax expense for 2007 resulted from a current income tax charge of € 111 million and a net deferred income tax benefit of € 51 million. The € 51 million net deferred tax benefit included deferred income tax benefits of € 652 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and the recognition of deferred tax assets initially unrecognized at the time of the Lucent combination), that were not fully offset by a € 420 million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment and a € 181 million deferred tax charge related primarily to the post-retirement benefit plan amendment.

Income (loss) from continuing operations. We had a loss from continuing operations of € 5,206 million in 2008 compared to a loss of € 4,087 million in 2007 due to the factors noted above.

Income (loss) from discontinued operations. There was income of € 33 million from discontinued operations in 2008, mainly related to adjustments on initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods (mainly related to activities that were contributed to Thales). That compares with income of € 610 million in 2007, which consisted primarily of a € 615 million net capital gain after tax on the contribution of our railway signaling business and our integration and services activities to Thales.

Minority Interests. Minority interests were € 42 million in 2008, compared with € 41 million in 2007, largely reflecting our operations in China with Alcatel-Lucent Shanghai Bell.

Net income (loss) attributable to equity holders of the parent. A net loss of € 5,215 million was attributable to equity holders of the parent in 2008, compared with a loss of € 3,518 million attributable to equity holders of the parent in 2007.

A summary of new financial reporting standards, amendments and interpretations published but not yet applied by the Group is presented in Note 1 to the consolidated financial statements (See Section 12).

6.3

RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

As mentioned earlier, in January 2007, we contributed our transportation and security activities to Thales, and in April 2007, we completed the sale of our ownership interests in two joint ventures in the space sector to Thales. The table immediately below shows how we organized our business through December 31, 2008, which is also the basis for the segment results presented and discussed further below. Effective January 1, 2009, this organization structure was superseded by the new organization that is discussed in further detail in Item 5.1 “Business Organization” found elsewhere in this document.

Carrier			Enterprise	Services
Fixed Access	Mobile Access	Multicore	Enterprise Solutions	Network Integration
IP	CDMA Networks	Applications	Genesys	Professional Services
Optics			Industrial Components	Maintenance
Network Operations

Alcatel-Lucent - 2008 annual report on form 20-F - 59

Back to Contents

The table below sets forth certain financial information on a segment basis for 2008 and 2007. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Management Committee to perform its chief operating decision making function, assess performance and allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), as shown in the table below, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and in our 2008 consolidated financial statements.

2008 (in millions of euros)	Carrier	Enterprise	Services	Other & Elimination	Total Group
REVENUES	11,540	1,590	3,452	402	16,984
Segment Operating Income (Loss)	(68)	128	268	138	466
PPA Adjustments (excluding restructuring costs and impairment of assets)					(522)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(56)
Capital expenditures	680	96	73	52	901

2007 (in millions of euros)	Carrier	Enterprise	Services	Other & Elimination	Total Group
REVENUES	12,819	1,562	3,173	238	17,792
Segment Operating Income (Loss)	(152)	126	147	(11)	110
PPA Adjustments (excluding restructuring costs and impairment of assets)					(817)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(707)
Capital expenditures	673	93	40	36	842

PPA Adjustments (excluding restructuring costs and impairment of assets). In 2008, PPA adjustments (excluding restructuring costs and impairment of assets) were € (522) million, compared with € (817) million in 2007. The decline in PPA adjustments in 2008 is due largely to the fact that PPA adjustments included € (258) million for an inventory reversal in 2007 which was not repeated in 2008.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment. In 2008, segment operating income of € 466 million for the Group, adjusted for € (522) million in PPA yields a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € 56 million, as shown in the consolidated financial statements. In 2007, segment operating income of € 110 million for the Group adjusted for € (817) million in PPA yields a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € 707 million, as shown in the consolidated financial statements.

Carrier Segment

Revenues in our carrier business segment were € 11,540 million in 2008, a decline of 10.0% from € 12,819 million in 2007, using current exchange rates. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The decrease in the value of the U.S. dollar relative to the euro since 2007 had a significant negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate in 2008 as compared to 2007 our carrier segment revenues would have decreased by approximately 6.9% instead of the 10.0% decline actually experienced.

Within the carrier segment, activity in our divisions that are focused on fixed line technologies exhibited varied trends in 2008, ranging from growth in Optics and IP routing to a decline in Fixed Access. Our Optics and Fixed Access businesses also reflected the sharper second-half deterioration in the economic environment, as the growth in Optics slowed and the decline in Fixed Access accelerated in the latter part of the year. In Optics, the increasingly widespread availability of broadband access facilitated strong growth in bandwidth-intensive traffic like video, driving solid spending for added capacity in optical networks. That growth slowed considerably in the latter part of the year, especially in the terrestrial segment, reflecting the new capacity that came on-line earlier in the year as well as the increasingly difficult economic environment. Spending on undersea optical networks – for additional capacity on existing networks and for new cable systems – was particularly strong in 2008. Our Fixed Access revenues weakened in 2008 as we shipped 19% fewer DSL lines than in 2007. That decline reflected fewer new subscribers to carriers’ broadband access services, particularly in the increasingly saturated developed markets. DSL activity in North America and Western Europe was also impacted by the recession. Initial mass deployments of GPON – the next-generation fixed access technology – were launched in 2008, but growth was slower than expected due to regulatory uncertainty and the economy. Operators still consider GPON as the preferred technology for extending optical fiber deeper into their access networks, but it is a new technology and has not yet scaled to the point where it can offset declines in our legacy DSL business. Our IP routing business increased in 2008, with an upgrade portfolio and increased customer diversification helping to drive record revenues in the fourth quarter. Our mature ATM (Asynchronous Transfer Mode) switching business, which is included in our IP division, continued on its structural decline path.

Alcatel-Lucent - 2008 annual report on form 20-F - 60

Back to Contents

Elsewhere in our carrier segment, our Mobile Access division was paced by 50% growth in our W-CDMA business, as revenues ramped higher at several key customers. The increase in revenues, along with lower costs, helped us to reduce, by more than half, operating losses in our W-CDMA business in 2008. Elsewhere in Mobile Access, our growth in our GSM business was strong in the first half, driven by network expansions in China, India, the Middle East and Africa, but slowed considerably in the second half and was more in line with what is a mature, declining market. Our CDMA business declined sharply in 2008, reflecting particular weakness in North America that was not fully offset by shipments to a new customer in China.

Our legacy voice switching business continued its decreasing trend, reflecting lower carrier spending on that technology. At the same time, growth in our next-generation core networking business continued, and our revenues in that business surpassed, for the first time, those in our legacy switching business at year-end. There were mixed trends in our Applications business in 2008, including weakness in legacy payment systems and strong growth in subscriber data management.

Enterprise Segment

Revenues in our enterprise business segment were € 1,590 million in 2008, an increase of 1.8% over revenues of € 1,562 million in 2007, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in the 2008 as compared to 2007 our enterprise segment revenues would have increased by 4.8% instead of the 1.8% increase actually experienced. We have refocused our enterprise channel management and reorganized and added resources to our enterprise sales force, and those initiatives helped to drive growth in data networking, IP telephony and our Genesys contact center business in 2008. Growth in North America was particularly strong in 2008, although as the year progressed signs increased in North America and elsewhere that the deteriorating economy was affecting the enterprise market, particularly small-to-medium sized businesses. Enterprise segment operating income was € 128 million or 8.1% of revenue in 2008, little changed from € 126 million or 8.1% of revenue in 2007. The ongoing investments we are making in this part of our business have been largely offset by higher volumes and the progress we are making in our product cost reduction programs.

Services Segment

Revenues in our services business segment were € 3,452 million in 2008, an increase of 8.8% over revenues of € 3,173 million in 2007, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in the first half of 2008 as compared to the first half of 2007 our services segment revenues would have increased by 11.6% instead of the 8.8% increase actually experienced. Growth in services was particularly strong in network operations, network integration and multivendor maintenance. Services segment operating income was € 268 million or 7.8% of revenue in 2008, compared with € 147 million or 4.6% of revenue in 2007. The increase in segment operating income is due to higher volumes, a favorable mix of services and higher margins across our services portfolio.

Alcatel-Lucent - 2008 annual report on form 20-F - 61

Back to Contents

6.4

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

Revenues. Revenues were € 17,792 million for 2007, an increase of 44.9% as compared to € 12,282 million for 2006. The increase was largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results included only one month of Lucent’s results. Approximately 56.4% of our revenues were denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During 2007, the decrease in the value of the U.S. dollar relative to the euro had a negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate during 2007 as compared to 2006 our consolidated revenues would have increased by approximately 51.7% instead of the 44.9% actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during 2007, the average exchange rate that applied for 2006, instead of the average exchange rate that applied for 2007, and (ii) to our exports (mainly from Europe) effected during 2007 which are denominated in U.S. dollars and for which we entered into hedging transactions, our average euro/U.S. dollar hedging rate that applied for 2006. Our management believes that providing our investors with our revenues for 2007 in constant euro/U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

(in millions of euros)	Year ended December 31, 2007	Year ended December 31, 2006	% Change
Revenues as reported	17,792	12,282	44.9%
Conversion impact euro/U.S. dollar	740	–	6.0%
Hedging impact euro/U.S. dollar	98	–	0.8%
Revenues at constant rate	18,630	12,282	51.7%

Revenues increased across the business – in the carrier, enterprise and services segments. The revenue increase in each part of the business, except for the enterprise segment, is largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results.

Revenues for 2007 and 2006 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

Revenues by geographical market (in millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
2007	1,219	3,657	954	3,386	5,438	1,534	1,604	17,792
2006	1,096	2,879	946	2,116	2,323	1,128	1,794	12,282
% Change 2007 vs. 2006	11%	27%	1%	60%	134%	36%	(11%)	45%

Alcatel-Lucent - 2008 annual report on form 20-F - 62

Back to Contents

The revenue increase in individual geographic markets was largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results included only one month of Lucent’s results. However, in the Rest of World segment the inclusion of twelve months of Lucent’s results in 2007 was more than offset by a reclassification of certain countries, including India, out of the Rest of World segment and into the Asia Pacific segment. Without the reclassification, Rest of World revenue would have shown an increase in 2007 instead of the 11% decline shown in the table, and Asia Pacific revenue would have shown a smaller increase than the 60% shown in the table. In 2007, the United States accounted for 30.6% of revenues by geographical market, while France, Other Western Europe, the Rest of Europe, Asia Pacific, Other Americas and the Rest of the World accounted for 6.9%, 20.6%, 5.4%, 19.0%, 8.6% and 9.0%, respectively. This compares with the following percentages of revenues by geographical market for 2006: France – 8.9%, Other Western Europe – 23.4%, the Rest of Europe – 7.7%, Asia Pacific – 17.2%, United States – 18.9%, Other Americas – 9.1% and the Rest of the World – 14.6%. The increase in United States revenue as a percentage of total revenue was largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results included only one month of Lucent’s results, and to the fact that Lucent’s revenues were concentrated in the United States.

Gross profit. During 2007, gross profit was 32.1% of revenues or € 5,709 million, compared to 33.1% of revenues or € 4,068 million in 2006. The increase in gross profit in absolute terms was largely due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results include only one month of Lucent’s results. The decrease in gross profit as a percentage of revenues was due to competitive pricing pressures in our carrier markets and the non-recurring negative, non-cash impact of € 247 million upon the sale of a portion of Lucent’s inventory in 2007. As a result of purchase accounting for the Lucent business combination, Lucent’s inventory was revalued to its fair value and such “step-up” in valuation was reversed once the inventory was sold. The reversal of the inventory step-up related to the Lucent business combination began in 2006, with a negative non-cash impact on gross profit of € 167 million, and it was completed in 2007. Gross profit in 2007 also included (i) the negative impact of € 130 million related to investments in current products and platforms that we will eventually discontinue, but that we continue to enhance in order to meet our commitment to our customers while preparing to converge them into a common platform; (ii) the negative impact of a € 98 million one-time charge resulting from the difficulties we encountered in fulfilling a large W-CDMA contract; (iii) the positive impact of € 34 million from a litigation settlement related to business arrangements with a company in Colombia which was subsequently liquidated; (iv) the negative impact of a net charge of € 178 million for write-downs of inventory and work in progress; and (v) the positive impact of a net reversal of € 10 million of reserves on customer receivables as the reversal of historical reserves exceeded the amount of new reserves.

In addition to the negative non-cash impacts from purchase accounting discussed above, gross profit in 2006 also included (i) the negative impact of a net charge of € 59 million for write-downs of inventory and work in progress, (ii) the negative impact of a net charge of € 8 million on customer receivables, and (iii) the negative impact of € 87 million of sales incentive amounts paid to employees which are now included in administrative and selling expenses effective January 1, 2007.

Administrative and selling expenses. For 2007, administrative and selling expenses were € 3,462 million or 19.5% of revenues compared to € 1,911 million or 15.6% of revenues in 2006. The primary reason for the increase in administrative and selling expenses in 2007 compared with 2006 is the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results included only one month of Lucent’s results. The increase in administrative and selling expenses as a percentage of revenues included the negative, non-cash impact of purchase accounting entries of € 295 million in 2007 and € 30 million in 2006 resulting from the Lucent business combination and primarily related to the amortization of purchased intangible assets of Lucent, such as customer relationships. Administrative and selling expenses in 2007 also include sales incentive amounts paid to employees, whereas prior to January 1, 2007, historical Alcatel classified these costs as cost of sales. Other operations that are included in 2007 results but not in 2006, including the UMTS radio access business acquired from Nortel and activities acquired through other acquisitions, also contributed to the 2007 increase in administrative and selling expenses.

Research and Development costs. Research and Development costs were € 2,954 million in 2007, after the capitalization of € 153 million of development expense, compared to € 1,470 million in 2006, after the capitalization of € 109 million of development expense. As a percentage of revenues, Research and Development costs for 2007 were 16.6%, compared to 12.0% in 2006. Research and Development costs included the negative, non-cash impact of purchase accounting entries of € 269 million in 2007 and € 30 million in 2006 resulting from the Lucent business combination primarily related to the amortization of purchased intangible assets of Lucent, such as acquired technologies and in process Research and Development. The primary reason for the increase in Research and Development expenses in 2007 compared with 2006 was the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results included only one month of Lucent’s results. Acquisitions that occurred in 2007 or that occurred during 2006 but were included for a full year in 2007 also contributed to the 2007 increase in Research and Development costs.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € 707 million for 2007 compared to income of € 687 million in 2006, which represented 5.6% of revenues. This decrease resulted from the competitive pricing environment that impacted our gross profit, and from the negative, non-cash impact of purchase accounting entries of € 817 million in 2007 as compared to € 227 million in 2006 resulting from the Lucent business combination, which more than offset Lucent’s contribution to revenues and gross margin.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment for 2007 by € 429 million (of which € 642 million were additional provisions and € 213 million were reversals). Additional product sales reserves (excluding construction contracts) created during 2007 were € 500 million, while product sales reserves reversals during 2007 were € 145 million. Of the € 145 million in reversals, € 85 million related to reversals of warranty provisions due to the revision of our original estimates for warranty provisions regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, € 21 million of the € 145 million reversal of product sales reserves were mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€ 39 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities by € 252 million for 2006, of which € 195 million related to product sales reserves (excluding construction contracts). Additional product sales reserves created during 2006 were € 376 million while provision reversals during 2006 were € 181 million.

Alcatel-Lucent - 2008 annual report on form 20-F - 63

Back to Contents

Restructuring costs. Restructuring costs were € 856 million for 2007, representing € 623 million of new restructuring plans and adjustments to previous plans, € 186 million of other monetary costs, and a valuation allowance or write-off of assets of € 47 million. New restructuring plans covered costs related to the elimination of jobs and to product rationalization and facilities closing decisions following the acquisition of UMTS technologies from Nortel and the business combination with Lucent. Restructuring costs were € 707 million in 2006, representing € 100 million of new restructuring plans or adjustments to previous plans, € 137 million of other monetary costs, and € 470 million of valuation allowances or write-offs of assets mainly associated with the discontinuance of certain product lines. Our restructuring reserves of € 698 million at December 31, 2007 covered more than 2,380 eliminated jobs, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Impairment of assets. In 2007 we took an impairment of assets charge of € 2,944 million. Of the € 2,944 million, € 2,657 million was related to goodwill, € 39 million to capitalized development costs, € 174 million to other intangible assets and € 74 million to property, plant and equipment. Due to the delay in revenue generation from our 3G W-CDMA assets as compared to our initial expectations and to a reduction in margin estimates, we booked a € 426 million impairment charge. Also included in the € 2,944 million of 2007 impairment charges were impairment losses related to goodwill of € 2,109 million booked against our CDMA and EVDO (Code Division Multiple Access & Evolution Data Only) assets, € 396 million related to our IMS (internet Protocol Multimedia Subsystem) business and the balance was related to our Network Integration business. The CDMA and EVDO impairment charge related to goodwill was due to a revision in the long-term outlook for this activity, taking into account the 2007 change in market conditions as well as potential future technology evolutions. In 2006, we had € 141 million of impairment charges against intangible assets, primarily linked to our carrier segment.

Post-retirement benefit plan amendment. In 2007 we booked a € 258 million credit resulting from certain changes to management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees was changed to a drug plan similar to the Medicare Part D program. The future change reduced the current projected benefit obligation by € 258 million, net of a € 205 million elimination of the previously expected Medicare Part D subsidies. There was no corresponding amount for 2006.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of € 4,249 million in 2007 compared to a loss of € 146 million in 2006. This larger loss was in great part due to major asset impairment charges and restructuring costs, a reduced gross margin, higher administrative and selling expenses and Research and Development costs, and the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination.

Finance costs. Finance costs were € 173 million in 2007 and included € 403 million of interest paid on our gross financial debt, offset by € 230 million in interest earned on our cash, cash equivalents and marketable securities. The 2006 net finance costs of € 98 million resulted from € 241 million of interest paid on our gross financial debt, offset by € 143 million in interest earned on cash, cash equivalents and marketable securities. The 2007 increase over 2006 in both interest paid and interest earned was largely due to the inclusion of twelve months of Lucent-related interest paid and interest earned for 2007, while our 2006 results included only one month of Lucent-related interest paid and interest earned.

Other financial income (loss). Other financial income was € 541 million in 2007 compared to financial expense of € 34 million in 2006. This increase was due primarily to the financial component of pension and post-retirement benefits, mainly related to the Lucent pension credit that was included in twelve months of 2007 results but in only one month of 2006 results.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was € 110 million during 2007, with our 20.8% share in Thales and our 49.9% ownership interest in Draka (that we sold in the fourth quarter of 2007) contributing positively, compared to € 22 million in 2006. The increase in the Thales contribution was primarily due to our larger ownership interest in Thales (from 9.5% in 2006 to 20.80% in 2007) resulting from the receipt of 25 million Thales shares in January 2007 in connection with our contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.

Income (loss) before tax, related reduction of goodwill and discontinued operations. Income (loss) before tax, related reduction of goodwill and discontinued operations was a loss of € 3,771 million compared to a loss of € 256 million in 2006.

Reduction of goodwill related to deferred tax assets initially unrecognized. Due to the inability to demonstrate when deferred tax assets related to Lucent’s pensions and other post-retirement benefits would be reversed and whether tax loss carry forwards would be available at the time of the reversal to offset such assets, our management decided to recognize only such amount of deferred tax assets as was equal to the amount of deferred tax liabilities accounted for in connection with these temporary differences. Deferred tax assets identified after the completion of a business combination and not initially recognized are accounted for in the income statement, as an income tax benefit (see discussion below) and a corresponding charge is accounted for as a reduction of goodwill. As the deferred tax liabilities related to pension assets increased in 2007 to € 256 million, a corresponding amount of deferred tax assets related to pensions that had not been recognized at the date of the business combination with Lucent were booked, which resulted in a corresponding reduction of goodwill. Of the € 256 million deferred tax liabilities recognized in 2007 relating to Lucent’s pension obligations, € 181 million represented the post-retirement benefit plan amendment described above.

Alcatel-Lucent - 2008 annual report on form 20-F - 64

Back to Contents

Income tax (expense) benefit. We had an income tax expense of € 60 million for 2007, compared to an income tax benefit of € 42 million for 2006. The net income tax expense for 2007 resulted from a current income tax charge of € 111 million and a net deferred income tax benefit of € 51 million. The € 51 million net deferred tax benefit included deferred income tax benefits of € 652 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and the recognition of deferred tax assets initially unrecognized at the time of the Lucent combination – see the explanation provided in the preceding paragraph), that were not fully offset by a € 420 million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment described above and a € 181 million deferred tax charge related primarily to the post-retirement benefit plan amendment described above.

Income (loss) from continuing operations. We had a loss from continuing operations of € 4,087 million in 2007 compared to a loss of € 219 million in 2006.

Income (loss) from discontinued operations. Income from discontinued operations was € 610 million during 2007, consisting primarily of a € 615 million net capital gain after tax on the contribution of our railway signaling business and our integration and services activities to Thales. That compares with income of € 158 million generated primarily by those businesses in 2006.

Minority Interest. Minority interests were € 41 million during 2007 compared with € 45 million during 2006.

Net income (loss) attributable to equity holders of parent. A net loss of € 3,518 million was attributable to equity holders of the parent during 2007. In 2006, a net loss of € 106 million was attributable to equity holders of the parent.

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

The table below sets certain financial information on a segment basis for 2007 and 2006. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Management Committee to perform its chief operating decision making function, assess performance and allocate resources. It consists of segment (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), as shown in the table below, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements.

Alcatel-Lucent - 2008 annual report on form 20-F - 65

Back to Contents

2007 (in millions of euros)	Carrier	Enterprise	Services	Other & Elimination	Total Group
REVENUES	12,819	1,562	3,173	238	17,792
Segment Operating Income (Loss)	(152)	126	147	(11)	110
PPA Adjustments (excluding restructuring costs and impairment of assets)					(817)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment					(707)
Capital expenditures	673	93	40	36	842

2006 (in millions of euros)	Carrier	Enterprise	Services	Other & Elimination	Total Group
REVENUES	9,000	1,439	1,761	82	12,282
Segment Operating Income (Loss)	613	120	211	(31)	913
PPA Adjustments (excluding restructuring costs and impairment of assets)					(226)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment					687
Capital expenditures	473	84	29	98	684

PPA Adjustments (excluding restructuring costs and impairment of assets). In 2007, PPA adjustments (excluding restructuring costs and impairment of assets) were € (817) million, compared with € (226) million in 2006. The increase in PPA adjustments in 2007 was due largely to the inclusion of twelve months of PPA entries relating to the Lucent business combination, while our 2006 results included only one month of PPA entries.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment. In 2007, segment operating income of € 110 million for the Group, adjusted for € (817) million in PPA yielded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € 707 million, as shown in our consolidated financial statements. In 2006, segment operating income of € 913 million for the Group adjusted for € (226) million in PPA yielded income from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment of € 687 million, as shown in our consolidated financial statements.

Carrier Segment

Carrier segment revenues were € 12,819 million for 2007 compared with € 9,000 million for 2006. The increase was due to the inclusion of twelve months of Lucent, and to a lesser degree the UMTS business acquired from Nortel, in results of operations for 2007, while our 2006 results included only one month of Lucent’s results. A key development within the carrier market is the transformation of networks to a high-bandwidth, full IP architecture. While that IP transformation has had positive impacts across our carrier business, those impacts were more pronounced in wireline than in wireless in 2007. For example, increased shipments of our IP-based products helped drive our broadband access business in 2007, when we shipped 33 million DSL lines and counted more than 170 customers for our IP-based products. However, growth in that market slowed as 2007 progressed, reflecting high market penetration rates and the somewhat slower than expected transition to new GPON technology. The demand for metro and long haul DWDM optical networks to support high-bandwidth requirements for IP video services, including IPTV, was a key contributor to growth in 2007 in both our terrestrial and submarine optics business. Our IP service routing business was up 33% in 2007, excluding reseller sales, and reached a milestone of U.S. $ 1 billion in revenues for the year, while our multi-service wide-area-network switching business continued its long-term decline. In our multicore business in 2007 our core circuit switch business reflected the ongoing long-term decline that dominates carrier spending for that legacy technology. While that legacy market continued its decline in 2007, revenues in our next-generation core networking business remained too small to offset the declining legacy business. A growing number of subscribers on CDMA and GSM networks continued to drive higher traffic volumes, spending for capacity, and, in some cases, additional footprint. However, both of these businesses operate in mature markets that have started to decline, although revenues in our GSM business grew considerably as 2007 progressed, due to a refreshed product portfolio. 2007 was a year of investment for our W-CDMA business as we took three portfolios – one from historical Alcatel, one from Lucent and one from our acquisition of Nortel’s UMTS radio access assets – and converged them into one portfolio. We completed the convergence from three platforms to two, and we are working to complete the move to one converged platform.

Carrier segment operating income was a loss of € 152 million in 2007 compared with income of € 613 million in 2006. This decrease resulted from competitive pricing pressures that impacted our gross profit, from investments in current products and platforms that we will eventually discontinue, from € 98 million that we recognized in cost of sales due to the problems we experienced on a large W-CDMA construction contract and from the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination which more than offset Lucent’s contribution to revenues and gross margin.

Alcatel-Lucent - 2008 annual report on form 20-F - 66

Back to Contents

Enterprise Segment

Enterprise segment revenues were € 1,562 million for 2007, an increase of 9% over revenues of € 1,439 million for 2006. Part of the increase was due to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results included only one month of Lucent’s results, but the impact of Lucent’s results on this segment was much smaller than it was on either the carrier or services segments. 2007 revenues showed strength across all parts of the enterprise business, with particularly strong gains in our data business and our contact center business, where we added more than 200 new customers during the year. There was also continued good momentum in the migration to IP-based telephony systems. Key growth regions were Europe and Asia.

Enterprise segment operating income was € 126 million in 2007, compared with € 120 million in the same period last year. The increase was largely due to higher revenues in 2007.

Services Segment

Revenues in the services segment were € 3,173 million in 2007, compared with € 1,761 million in 2006. Nearly all of the increase was attributable to the inclusion of twelve months of Lucent’s results of operations for 2007, while our 2006 results included only one month of Lucent’s results. Additionally, the transformation of networks to an all-IP architecture has increased carrier spending for our network integration and transformation capabilities. Also, growth in our outsourced network operations services and professional services reflected an ongoing shift in the services market from traditional product-attached deployment and maintenance-type services to integration, network operations and other managed services.

Services segment operating income was € 147 million in 2007 compared with income of € 211 million in 2006. The decline reflects increased costs associated with new network operations contracts, a shift in the mix of services revenues and the negative, non-cash impact of purchase accounting entries resulting from the Lucent business combination.

6.6

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Cash flow for the years ended December 31, 2008 and 2007

Cash flow overview

Cash and cash equivalents decreased by € 690 million in 2008 to € 3,687 million at December 31, 2008. This decrease was mainly due to the cash used by investing activities of € 726 million (mainly due to capital expenditures), the net cash provided by operating activities of € 207 million being more than offset by cash of € 257 million used by financing activities, due primarily to the repayment or repurchase of long-term debt.

Net cash provided (used) by operating activities. Net cash provided by operating activities before changes in working capital, interest and taxes was € 653 million compared to € 413 million for 2007. This increase was primarily due to the effect of non-cash items (mainly impairment losses which amounted to € (4,725) million) that contributed to our net loss (group share) of € 5,215 million in 2008, as compared with net loss of € 3,518 million in 2007, which included an impairment of assets of € (2,944) million. In order to calculate net cash provided by operating activities before changes in working capital, interest and taxes, the € 5,215 million net loss for 2008 must be adjusted for financial, tax and non-cash items (primarily restructuring reserves, depreciation, amortization, impairments and provisions), net gain on disposal of non-current assets and changes in fair values and share based payments, and adjusted further for cash outflows that had been previously reserved (mainly for ongoing restructuring programs). Impairment of assets and changes in pension and other post-retirement benefit obligations represented a non-cash net positive adjustment of € 4,273 million in 2008, mainly related to the impairment recorded in connection with the Optics and CDMA businesses, as compared with € 2,265 million in 2007 related to the impairment recorded in connection with the CDMA and UMTS businesses. The positive impact of adjustments related to depreciation and amortization of tangible and intangible assets, finance costs and share-based payments decreased from € 1,731 million in 2007 to € 1,538 million in 2008 due mainly to the lower depreciation allowances in 2008 following the impairment of assets accounted for in 2007. Income taxes and related reduction of goodwill represented a positive adjustment of the net result for an amount of € 153 million in 2008 as compared to a positive adjustment of € 316 million in 2007 (the decrease corresponding mainly to deferred taxes, as current income taxes remained stable). On the other hand, the negative adjustment on net income to exclude income from discontinued activities represented € 33 million in 2008 and corresponds mainly to the adjustment of the capital gain on businesses disposed of to Thales in 2007 (compared to € 610 million in 2007, mainly due to the capital gain on the disposal of the two joint ventures in the space sector to Thales).

Alcatel-Lucent - 2008 annual report on form 20-F - 67

Back to Contents

Net cash provided by operating activities was € 207 million in 2008 compared to net cash used by operating activities of € 24 million in 2007. These amounts take into account the net cash used by operating working capital, vendor financing and other current assets and liabilities, which amounted to € 131 million in 2008 and € 212 million in 2007, which represents € 81 million of less cash used in 2008 compared to 2007. The change between the two periods related to the decrease in cash used by working capital, representing € 30 million in 2008 compared to € 234 million in 2007 and was partially offset by the cash used related to other current assets and liabilities of € 101 million in 2008 to be compared with cash provided by other current assets and liabilities of € 22 million in 2007.

Net cash provided (used) by investing activities. Net cash provided (used) by investing activities was € 726 million of net cash used in 2008 compared to € 539 million of net cash provided by investing activities in 2007. The difference is mainly due to the fact that the net cash provided by the disposal of marketable securities in 2008 was only € 12 million, compared to € 1,050 million in 2007. Capital expenditures were relatively stable in 2008 compared to 2007. On the other hand, the cash proceeds from the sale of previously consolidated and non-consolidated investments decreased materially from € 293 million in 2007 (of which € 209 million related to the disposal of our stake in Draka Comteq) to € 22 million in 2008.

Net cash provided (used) by financing activities. Net cash used by financing activities amounted to €Ê257 million in 2008 compared to net cash used of €Ê1,106 million in 2007. The primary changes were the decrease in the amount of repayment of short-term and long-term debt (€Ê250 million in 2008 compared with €Ê760 million in 2007) and the dividend payment of €Ê366 million we made on our ordinary shares and ADSs in 2007 based on the results of the 2006 fiscal year.

Disposed of or discontinued operations. Disposed of or discontinued operations represented net cash provided of € 21 million in 2008 (adjustment of the selling price of businesses disposed of to Thales in 2007) compared to € 223 million in 2007 (including the proceeds of € 670 million related to the disposal of our ownership interest in two joint ventures in the space sector to Thales offset by the cash used by operating activities and financing activities of the discontinued activities during the period).

Capital resources

Resources and cash flow outlook. Our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including the revolving credit facility of € 1.4 billion maturing in April 2012 (with an extension until April 5, 2013 for an amount of € 837 million) and on which we have not drawn (see “Syndicated facility” below). Our ability to draw upon these resources at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally. Given current conditions, access to the debt and equity markets may not be relied upon at this time.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating € 4,593 million as of December 31, 2008, are sufficient to fund our cash requirements for the next 12 months, taking into account the anticipated sale of our stake in Thales for € 1.6 billion. Approximately € 826 million of our cash, cash equivalents and market securities are held in countries, primarily China, which are subject to exchange control restrictions. These restrictions can limit the use of such funds by our subsidiaries outside of the local jurisdiction. Repatriation efforts are underway to reduce that amount. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

During 2009 the projected amount of cash outlays pursuant to our previously announced restructuring programs is expected to be in the same order of magnitude as for 2008, that is, approximately € 570 million. On the other hand, we expect a material reduction in capital expenditures compared to 2008 which amounted to € 901  million including capitalization of development expenditures. We repaid € 777 million in aggregate principal amount of our 4.375% bond that matured on February 2009. In February 2009 Lucent repurchased at a substantial discount U.S. $ 99 million in aggregate principal amount of our 7.75% bond maturing March 2017. Later in 2009, depending upon market and other conditions, we may continue our bond repurchase program in order to redeem certain of our outstanding bonds.

Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds, assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted  above.

Alcatel-Lucent - 2008 annual report on form 20-F - 68

Back to Contents

At March 18, 2009, our credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B+	B	Negative	March 3, 2009	March 3, 2009

At March 18, 2009, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B+	withdrawn	Negative	March 3, 2009	March 3, 2009
(1) Except for preferred notes and bonds that continue to be rated (last update February 18, 2009).

Moody’s: on February 18, 2009, Moody’s had lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

On April 3, 2008, Moody’s had affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

On November 7, 2007, Moody’s had lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

On March 29, 2007, the rating for senior, unsecured debt of Lucent was upgraded to Ba2, thus aligning Lucent’s rating with Alcatel-Lucent at the time. The subordinated debt and trust preferred notes of Lucent Technologies Capital Trust were rated at B1. On December 11, 2006, Lucent Corporate Family Rating was withdrawn based upon the premise that the management of the two entities would be fully integrated over the following several months. Lucent’s obligations were upgraded to a range of B3 to Ba3.

The rating grid of Moody’s ranges from AAA, to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk”.

Standard & Poor’s: on March 3, 2009, Standard & Poor’s lowered to B+ from BB- its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Lucent. The ratings on the trust preferred notes of Lucent Technologies Capital Trust were lowered to CCC+. The B short-term rating on Alcatel-Lucent was affirmed. The B1 rating on Lucent was withdrawn. The outlook is negative.

On December 12, 2008, Standard & Poor’s placed on Credit Watch with negative implications the long-term corporate credit ratings of Alcatel-Lucent and Lucent, as well as all issue ratings on both companies. At the same time, the long-term credit ratings were affirmed.

On July 31, 2008, Standard & Poor’s revised to negative from stable its outlook on Alcatel-Lucent and Lucent long-term corporate credit ratings. At the same time, the long and short-term debt ratings of Alcatel-Lucent and of Lucent were affirmed.

On March 19, 2008, the remainder of Lucent’s senior unsecured debt was raised to BB-. The trust preferred notes of Lucent Technologies Capital Trust were rated B-.

On September 13, 2007, Standard & Poor’s reset the outlook of the long-term corporate credit rating of Alcatel-Lucent and of Lucent. Both outlooks were revised from Positive to Stable. At the same time, Alcatel-Lucent’s BB-long term corporate rating, which had been set on December 5, 2006, was affirmed. The Alcatel-Lucent B short-term corporate credit rating and the Lucent B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also confirmed.

On June 4, 2007, the ratings of Lucent’s Series A and Series B 2.875% senior unsecured debt were raised to BB- from B+ and the B+ rating of Lucent’s remaining senior unsecured debt was affirmed.

On December 5, 2006, Lucent’s long-term corporate credit rating was equalized with that of Alcatel-Lucent to BB-.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B+ rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic condition likely will impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.”

We can provide no assurances that our credit ratings will not be lowered in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in higher financing costs and in reduced or no access to the capital markets.

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

At December 31, 2008, our total financial debt, gross amounted to € 5,095 million compared to € 5,048 million at December 31, 2007.

Short-term Debt. At December 31, 2008, we had € 1,097 million of short-term financial debt outstanding, which included € 777 million of 4.375% Notes due February 2009 (which were repaid in 2009, as noted earlier) and € 134 million of accrued interest payable, with the remainder representing other bank loans and lines of credit and other financial debt.

Alcatel-Lucent - 2008 annual report on form 20-F - 69

Back to Contents

Long-term Debt. At December 31, 2008 we had € 3,998 million of long-term financial debt outstanding.

Rating Clauses Affecting our Debt. Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

Alcatel-Lucent syndicated bank credit facility. On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn € 1.0 billion syndicated facility, maturing in June 2009. On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of € 1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt, and compliance is tested quarterly when we release our consolidated financial statements. Since the € 1.4 billion facility was established, we have complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at the date of approval by our Board of Directors of our 2008 consolidated financial statements.

6.7

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Contractual obligations. We have certain contractual obligations that extend beyond 2009. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2008 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated balance sheet included in this document.

(in millions of euros)	Payment Deadline
Contractual Payment Obligations	Before December 31, 2009	2010-2011	2012-2013	2014 and after	Total
Financial debt (excluding finance leases)	1,097	1,397	398	2,203	5,095
Finance lease obligations	–	–	–	–	–
Equity component of convertible bonds	–	264	272	110	646
SUBTOTAL – INCLUDED IN OUR BALANCE SHEET	1,097	1,661	670	2,313	5,741
Finance costs on financial debt (1)	259	431	364	1,190	2,244
Operating leases	238	419	288	351	1,296
Commitments to purchase fixed assets	38	–	–	–	38
Other unconditional purchase obligations (2)	144	37	–	–	181
SUBTOTAL – NOT INCLUDED IN OUR BALANCE SHEET	679	887	652	1,541	3,759
TOTAL CONTRACTUAL OBLIGATIONS (3)	1,776	2,548	1,322	3,854	9,500

(1)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24 of our consolidated financial statements included elsewhere in this document. If all outstanding debentures at December 31, 2008 were not redeemed at their respective put dates, we would incur an additional finance cost of approximately € 420 million until redemption at their respective contractual maturities (of which € 39 million in 2010-2011 and the remaining part in 2012 or later).

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

Off-balance sheet commitments and contingencies. On December 31, 2008, our off-balance sheet commitments and contingencies amounted to € 2,504 million, consisting primarily of € 1,232 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the € 2,504 million is approximately € 425 million in customer financing provided by us.

Alcatel-Lucent - 2008 annual report on form 20-F - 70

Back to Contents

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(in millions of euros)	December 31, 2008	December 31, 2007
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries (1)	1,232	1,172
Discounted notes receivables (2)	5	3
Other contingent commitments (3)	770	797
Commitments of discontinued activities (4)	-	54
SUBTOTAL – CONTINGENT COMMITMENTS (5)	2,007	2,026
Secured borrowings (6)	24	25
Guarantee in cash pooling (7)	473	522
TOTAL OFF-BALANCE SHEET COMMITMENTS, GUARANTEE IN CASH POOLING AND SECURED BORROWINGS (5)	2,504	2,573

(1)

This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, € 236 million as of December 31, 2008 and € 220 million as of December 31, 2007 represent undertakings we provided on contracts of non-consolidated companies.

(2)

This contingent liability relates to our obligation pursuant to the applicable law of certain jurisdictions (mainly France) to repurchase discounted notes receivable in certain circumstances, such as if there is a payment default.

(3)

Included in the € 770 million are: € 117 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 83 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, € 101 million of commitments related to leasing or sale and leaseback transactions, € 109 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and € 360 million of various guarantees given by certain subsidiaries in the Group. Included in the € 797 million are: € 111 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 83 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated subsidiaries, € 90 million of commitments related to leasing or sale and leaseback transactions, € 123 million primarily related to secondary lease obligations resulting from leases that were assigned to businesses Lucent spun-off or disposed of and € 390 million of various guarantees given by certain subsidiaries in the Group.

(4)

Commitments of discontinued activities correspond to guarantees on third party contracts related to the businesses sold or contributed to Thales (see “Highlights of transactions during 2007” in Section 4.2 of this document), which guarantees amounted to € 54 million as of December 31, 2007. There were no other contingent commitments as of December 31, 2007 held by entities disposed of or contributed to Thales (see Note 3 of our consolidated financial statements included elsewhere in this document). Commitments that were still in the process of being transferred to Thales as of December 31, 2007 in the context of the sale of businesses and contribution of assets to Thales, were counter-guaranteed by Thales. As of December 31, 2008, all such guarantees had been formally transferred to Thales.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2008 consolidated financial statements included elsewhere in this document. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 2 million as of December 31, 2008 (€ 2 million as of December 31, 2007).

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

Alcatel-Lucent - 2008 annual report on form 20-F - 71

Back to Contents

Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

As of December 31, 2008, net of reserves, there was an exposure of approximately € 308 million under drawn customer financing arrangements, representing approximately € 305 million of deferred payments and loans, and € 3 million of guarantees. In addition, as of December 31, 2008, we had further commitments to provide customer financing for approximately € 86 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

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

Lucent’s Separation Agreements. Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. We are not aware of any material liabilities to Lucent’s former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements included elsewhere in this document. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

Lucent’s Other Commitments – Contract Manufacturers. Lucent outsources most of its manufacturing operation to electronic manufacturing service (EMS) providers. Until 2008, two EMS providers, Celestica and Solectron (acquired by Flextronics in October 2007), had exclusive arrangements with Lucent to supply most of Lucent-designed wireless and wireline products. Although no longer exclusive suppliers, Celestica continues to manufacture most of Lucent’s existing wireless products and Solectron continues to consolidate the outsourced manufacturing of Lucent’s portfolio of wireline products. Lucent generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual obligations schedule, presented above under the heading “Contractual Obligations”, does not include any commitments related to contract manufacturers.

Lucent’s Guarantees and Indemnification Agreements. Lucent divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun-off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Lucent remains secondarily liable for approximately U.S. $ 105 million of lease obligations as of December 31, 2008 (U.S. $ 131 million of lease obligations as of December 31, 2007), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Lucent guaranty of Alcatel-Lucent public bonds. On March 27, 2007, Lucent issued full and unconditional guaranties of our 6.375% notes due 2014 (the principal amount of which was € 462 million on December 31, 2008) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the principal amount of which was € 1,022 million on December 31, 2008). Each guaranty is unsecured and is subordinated to the prior payment in full of Lucent’s senior debt and is pari passu with Lucent’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Alcatel-Lucent - 2008 annual report on form 20-F - 72

Back to Contents

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

Capital Expenditures. We expect a material reduction in capital expenditures compared to 2008 which amounted to €Ê901 million including capitalization of development expenditures. We believe that our current cash and cash equivalents, cash flows, including the proceeds from the agreed sale of our shares in Thales and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will reevaluate our capital expenditure priorities appropriately. We may be also required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on this funding arrangement to meet our cash needs.

Alcatel-Lucent - 2008 annual report on form 20-F - 73

Back to Contents

6.8

OUTLOOK FOR 2009

Positive fundamentals continue to influence the market for telecommunications equipment and related services. The number of mobile subscribers is increasing, video and data traffic volumes are growing, telephony penetration is increasing as operators in emerging markets build out their communications infrastructure, and service providers everywhere are spending to transform their networks to an all IP-based architecture. There are also some region-specific pockets of strength. In China, government officials expect mobile operators to spend U.S. $ 25 billion in 2009 as they build out their new 3G networks, and India is likely to follow suit shortly thereafter. Finally, economic stimulus packages in the U.S. and elsewhere are likely to include funding and/or other incentives for an expansion of broadband access capabilities. Overall, however, the positive fundamentals and pockets of strength are very likely to be outweighed by the deteriorating global economy in 2009. Many service providers are already seeing weakness in spending by their business customers and continued declines in their fixed access lines. Consequently, service providers are planning cuts in their 2009 capital expenditure budgets that are generally expected to affect wireline spending more than wireless. Carriers are emphasizing the need for flexible spending plans to allow them to quickly react to any additional deterioration they expect to see in end-user spending as 2009 unfolds. In many emerging markets, service provider spending is being affected not only by recession, but by deteriorating local currencies and a lack of credit. And in the emerging markets where spending may remain strong, like China and India, vendor margins will be pressured. As a result, we expect that competitive pressures will remain intense as the global telecommunications equipment and related services market declines in 2009 between 8% and 12% at constant currency rates. We expect to maintain a stable share of that market.

Against that backdrop, we are aiming to reduce our break-even point by € 1 billion per year for each of 2009 and 2010. Specifically, we aim to:

•

improve gross margin by reducing manufacturing, supply chain and procurement costs, introducing stricter pricing discipline and improving the product mix;

•

enhance R&D efficiency by focusing on four key segments – IP, optics, broadband and applications – while we accelerate the shift of our investments towards next-generation platforms;

•

materially reduce SG&A expenses through the de-layering of our organization and the elimination of sales duplication between product groups and regions.

As a part of these initiatives, our goal is to reduce the number of managers by approximately 1,000 and the number of third-party contractors by approximately 5,000. We aim to complete our existing restructuring initiatives as well as to seek savings in real estate, support functions and discretionary spending. Our objective is that, by the fourth quarter of 2009 on an annual run rate basis, we should achieve total savings of € 750 million at a constant exchange rate, of which approximately one-third will be in cost of goods sold and two-thirds in R&D and SG&A expenses. As a result of the expected decline in volumes and given that the improvement in gross margin may only materialize towards the end of the year, our initial forecast is to achieve an operating profit before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) around break-even in 2009.

Alcatel-Lucent - 2008 annual report on form 20-F - 74

Back to Contents

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

Derivative financial instruments held by us at December 31, 2008 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The largest position part of our issued debt is in euro and U.S. dollar. We use interest rate derivatives to convert a part of the fixed rate debt into floating rate in order to cover the interest rate risk.

Counterparty risk

For our marketable securities, cash, cash equivalents and financial derivative instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored daily, with strict limits based on the counterparties’ rating. All of our counterparties were classified in the investment grade category as of December 31, 2008. The exposure of each market counterparty is calculated taking into account the nature and the duration of the transactions and the volatilities and fair value of the underlying market instruments.

Foreign currency risk

Since we conduct commercial and industrial operations throughout the world, we are exposed to foreign currency risk. We use derivative financial instruments to protect ourselves against fluctuations of foreign currencies which have an impact on our assets, liabilities, revenues and expenses.

Future transactions mainly relate to firm commercial contracts and commercial bids. Firm commercial contracts and commercial bids are hedged by forward foreign exchange transactions or currency options. The duration of future transactions that are not firmly committed does not usually exceed 18 months.

Interest rate risk on financial debt, net

In the event of an interest rate decrease, the fair value of our fixed-rate debt would increase and it would be more costly for us to repurchase it (not taking into account that an increased credit spread reduces the value of the debt).

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2008 and 2007, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

	December 31, 2008				December 31, 2007
(in millions of euros)	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%
Assets
Marketable securities	906	906	7	(7)	894	894	10	(10)
Cash and cash equivalents (1)	3,687	3,687	-	-	4,377	4,377	-	-
Liabilities (2)
Convertible bonds	(2,387)	(1,779)	(47)	44	(2,273)	(2,051)	(136)	123
Non convertible bonds	(2,320)	(1,555)	(42)	42	(2,381)	(2,234)	(134)	118
Other financial debt	(388)	(388)	-	-	(394)	(394)	-	-
Interest rate derivatives	71	71	40	(37)	3	3	34	(32)
Loan to co-venturer	42	42	-	-	45	45	-	-
DEBT/CASH POSITION	(389)	984	(42)	42	271	640	(226)	199

(1)

For cash and cash equivalents, the booked value is considered as a good estimation of the fair value.

(2)

Over 99% of our bonds have been issued with fixed rates. At year-end 2008, the fair value of our long-term debt was lower than its booked value due to increasing credit spread. At year-end 2007, the fair value of our long-term debt was lower than its booked value due to increasing interest rates

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 75

Back to Contents

Fair value hedge and cash flow hedge

The ineffective portion of changes in fair value hedges and cash flow hedges was a profit of € 13 million at December 31, 2008, compared to a loss of € 19 million at December 31, 2007 and a loss of € 11 million at December 31, 2006. We did not have any amount excluded from the measure of effectiveness. These was no impact of contract cancellation in the income statement at December 31, 2008, 2007 and 2006 .

Net investment hedge

We have stopped using investment hedges in foreign subsidiaries. At December 31, 2008, 2007 and 2006, there were no derivatives that qualified as investment hedges.

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

6.10

LEGAL MATTERS

In addition to legal proceedings incidental to the conduct of our business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, we are involved in the following legal proceedings.

Costa Rica

Beginning in early October 2004, we learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT”), or other Alcatel subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, we commenced an investigation into this matter, which is ongoing.

We terminated the employment of the then-president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT. CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on CIT’s suspicion of their complicity in a bribery scheme and misappropriation of funds. The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and we have stated we will cooperate fully in any inquiry or investigation into these matters. The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”) and the federal securities laws. In connection with that investigation, the DOJ and the SEC also have requested information regarding Alcatel’s operations in other countries. If the DOJ or the SEC determine that violations of law have occurred, they could seek civil or, in the case of the DOJ, criminal sanctions, including monetary penalties against us.

In connection with these allegations, on December 19, 2006, the DOJ indicted the former CIT employee on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a Plea Agreement in the U.S. District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA. On September 23, 2008, the former CIT employee was sentenced to 30 months’ imprisonment, three years’ supervised release, the forfeiture of U.S. $ 261,500, and a U.S. $ 200 special assessment.

French authorities are also conducting an investigation of CIT’s payments to consultants in the Costa Rica matter.

We are cooperating with the U.S., French and Costa Rican authorities in the respective investigations described above.

Neither the DOJ, the SEC nor the French authorities have informed us what action, if any, they will take against us and our subsidiaries.

In connection with the aforementioned allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Two of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S. $ 52 million (in the case of the Attorney General’s Office) and U.S. $ 20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S. $ 71.6 million. No formal notice of a revised civil claim has so far been received by CIT.

Alcatel-Lucent - 2008 annual report on form 20-F - 76

Back to Contents

We intend to defend these actions vigorously and deny any liability or wrongdoing with respect to these claims.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of U.S. $ 59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S. $ 59.8 million and call the performance bond. CIT was notified of this ICE resolution on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S. $ 64.7 million in the aggregate.

In June 2008, CIT filed an administrative appeal against the resolution mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S. $ 44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S. $ 15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S. $ 44.7 million claim is to remain suspended until final resolution by the competent Court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S. $ 15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008 CIT filed a claim against ICE requesting the court to overrule ICE’s contractual resolution regarding the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a Court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. The next Court hearing regarding these legal proceedings is scheduled for June 1, 2009.

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years.

We are unable to predict the outcome of these investigations and civil lawsuits and their effect on CIT’s business. If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. We expect to generate approximately € 3 million in revenue from Costa Rican contracts in 2009. Based on the amount of revenue expected from these contracts, we do not believe a loss of business in Costa Rica would have a material adverse effect on our group as a whole. However, these events may have a negative impact on our reputation in Latin America.

We have recognized a provision in connection with the various ongoing legal proceedings in Costa Rica.

Taiwan

Certain employees of Taisel, a Taiwanese affiliate of Alcatel-Lucent, and Siemens’s Taiwanese distributor, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel, Alcatel-Lucent Deutschland AG (our German subsidiary involved in the Taiwan Railway contract), Siemens Taiwan, and subcontractors hired by them were involved in a bid-rigging and illicit payment arrangement for the Taiwan Railways contract.

Upon learning of these allegations, we commenced and are continuing an investigation into this matter. As a result of the investigation, we terminated the former president of Taisel. A director of international sales and marketing development of the German subsidiary resigned during the investigation.

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act. The not guilty verdict for Taisel was upheld by the Taiwan High Court and the Taiwan Prosecutor Office has stated that it will not appeal the ruling any further.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

The SEC and the DOJ are also looking into these allegations.

As a Group, we expect to generate approximately € 99 million of revenue from Taiwanese contracts in 2009, of which only a part is generated from governmental contracts. Based on the amount of revenue expected from these contracts, we do not believe a loss of business in Taiwan would have a material adverse effect on our Group as a whole.

Kenya

The SEC and the DOJ have asked us to look into payments made in 2000 by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya. We understand that the French authorities are also conducting an investigation to ascertain whether inappropriate payments were received by foreign public officials in connection with such project. We are cooperating with the U.S. and French authorities and have submitted to these authorities our findings regarding those payments.

Alcatel-Lucent - 2008 annual report on form 20-F - 77

Back to Contents

Government investigations related to Lucent

China

In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent cooperated with those agencies. On December 21, 2007, Lucent entered into agreements with the DOJ and the SEC to settle their respective investigations. Lucent signed a non-prosecution agreement with the DOJ. Pursuant to that agreement, the DOJ agreed not to charge Lucent with any crime in connection with the allegations in China. Lucent agreed to pay a U.S. $ 1 million monetary penalty and adopt or modify its existing internal controls, policies, and procedures.

On December 21, 2007, the SEC filed civil charges against Lucent in the United States District Court for the District of Columbia alleging violations of the books and records and internal controls provisions of the FCPA. That same day, Lucent and the SEC entered into a consent agreement, resolving those charges. Pursuant to that consent agreement, Lucent, without admitting or denying the allegations in the SEC’s complaint, agreed to a permanent injunction enjoining Lucent from any future violations of the internal controls and books and records provisions of the FCPA. Lucent further agreed to pay a civil penalty of U.S. $ 1.5 million.

If Lucent abides by the terms of its agreements with the DOJ and the SEC, Lucent does not anticipate any further actions by the DOJ and the SEC with respect to allegations regarding Lucent’s conduct in China.

Lucent’s employment and benefits related cases

Lucent has implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions have led to the filing of cases against Lucent and may lead to the filing of additional cases. Purported class action lawsuits have been filed against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced Lucent future pension obligations by U.S. $ 400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that Lucent wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies. This case has been dismissed by the court and the appellate court. The time for the plaintiffs to have filed an appeal with the U.S. Supreme Court has expired. Another such case, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits. That case has also been dismissed by the court and appellate court, but an appeal to the U.S. Supreme Court is possible.

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery has been completed.

By Opinion and Order, each dated June 11, 2008, the court granted in part and denied in part the plaintiffs’ motion for summary judgment (as to liability) and denied Lucent’s cross-motion for summary judgment (also as to liability). Specifically, the court found that Lucent had violated the Plan’s maintenance of benefits requirement with respect to the 2003 plan year but that the record before the court contained insufficient facts from which to conclude whether those provisions were violated for years prior to 2003. The court also “tentatively” ruled that Lucent had not violated the Plan’s maintenance of cost provisions for the years 2004 through 2006. The court ordered the parties to engage in further discovery proceedings. Finally, the Court denied, without prejudice, the plaintiff’s motion for class certification. On June 26, 2008, Lucent requested the Court to certify the case for appeal to the Third Circuit Court of Appeals in its discretion. This request was denied.

Lucent believes it has meritorious defenses to the claims for each year and intends to continue to defend this case vigorously. However, as a result of the court’s findings for 2003, Lucent established a provision for U.S. $ 27 million during the second quarter of 2008. The amount was determined based on internal estimates from 2002 of the potential impact of the benefit plan changes for the 2003 plan year. Based upon a review of claims data, Lucent now believes that the impact of the 2003 benefit plan changes, during fiscal year ending September 30, 2003, is U.S. $ 29.4 million, an increase of U.S. $ 2.4 million over the current provision. Lucent is currently unable to determine the actual impact of the related benefit plan changes for the 2003 plan year because, even if Lucent is finally determined to be liable, the method of determining damages to participants has not been determined. Although the plaintiffs have alleged damages in excess of the amount provided for by Lucent, Lucent believes that those amounts are without merit. Because of the court’s directions with respect to years other than 2003, Lucent has not reflected any provision for years other than 2003.

In September 2004, the Equal Employment Opportunity Commission (EEOC) filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class  of present and former Lucent employees who were on maternity leave prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorne ys fees and costs. The case is stayed pending the disposition of another case raising similar issues. In the related case, the U.S. Ninth Circuit Court of Appeals recently found against the defendant employer. The defendant employer in the related case has filed an appeal to the U.S. Supreme Court. The Supreme Court heard argument of this case on December 10, 2008. The Supreme Court has requested additional briefings based on the enactment of the Lilly Ledbetter Fair Pay Act.

Alcatel-Lucent - 2008 annual report on form 20-F - 78

Back to Contents

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

Microsoft

On February 22, 2007, after a three-week trial in the U.S. District Court in San Diego, California, a jury returned a verdict in favor of Lucent against Microsoft in the first of a number of scheduled patent trials. In this first trial involving two of Lucent’s “Audio Patents”, the jury found all the asserted claims of the patents valid and infringed, and awarded Lucent damages in an amount exceeding U.S. $ 1.5 billion. On August 6, 2007, the U.S. District Court in San Diego issued a judgment as a matter of law reversing the jury verdict and entering judgment in favor of Microsoft. On September 25, 2008, the Court of Appeals for the Federal Circuit in Washington, D.C. affirmed the lower court’s ruling.

Lucent, Microsoft and Dell have been involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, certain Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including the trial described above. Additional trials in this case against Microsoft and Dell were held in 2008. In one of the additional San Diego trials, on April 4, 2008, a jury awarded us approximately U.S. $ 368 million in damages on additional patents and the judge granted prejudgment interest on that award on April 28, 2008.

On December 15, 2008, we and Microsoft executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations. This settlement included dismissing all pending patent claims in which we are a defendant and provided us with licenses to all Microsoft patents-in-suit in these cases. Only the appeal relating to two patents involved in the February-April, 2008 trial against Microsoft and Dell remains currently pending in the Court of Appeals for the Federal Circuit. A decision on this appeal is expected in the third or fourth quarter of this year.

Other Lucent litigation

Winstar

Lucent is a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately U.S. $ 60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately U.S. $ 190 million plus interest. The Trustee also sought to invalidate Lucent’s priority claim to an escrow account currently worth approximately U.S. $ 23 million. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately U.S. $ 244 million, plus statutory interest and other costs. The court also ruled against Lucent’s priority claim to the escrow account. As a result, Lucent has recognized a U.S. $ 315 million provision (including related interest and other costs of approximately U.S. $ 71 million) as of December 31, 2008. In addition, U.S. $ 328 million of cash is collateralizing a letter of credit that was issued in connection with this matter. On April 26, 2007, the U.S. District Court for the District of Delaware affirmed the decision of the Bankruptcy Court. Lucent appealed this decision with the United States Court of Appeals. On February 3, 2009, the Court issued its opinion affirming the District Court’s Order with a modification to the lower courts’ subordination of Lucent’s security interest in the escrow account which has no financial consequence. On February 20, 2009, Lucent and the Trustee entered into a settlement agreement, which the Court approved on March 25, 2009. Pursuant to this settlement, the Trustee received U.S. $ 320 million, consisting of the proceeds of the letter of credit and a portion of the escrow account. The balance of the escrow was released to Lucent and the excess restricted cash securing the letter of credit was released from such restriction. This settlement resolves this matter.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 79

Back to Contents

6.11

RESEARCH AND DEVELOPMENT – EXPENDITURES

Expenditures

In 2008, in absolute value 14.8% of revenues was spent in innovation and in supporting our various product lines. These expenditures amounted to € 2.5 billion before capitalization of development expenses and capital gain (loss) on disposal of fixed assets, and excluding the impact of the purchase price allocation entries of the business combination with Lucent, as disclosed in Note 3 of the consolidated financial statements included elsewhere in this document.

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

•

the ability to use or sell the products created during the project;

•

a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated, leading to believe that the project will generate probable future economic benefits; and

•

adequate resources are available to complete the project.

These development costs are amortized over the estimated useful life of the projects concerned or the products they are incorporated within. The amortization of capitalized development costs begins as soon as the related product is released.

Specifically for software, useful life is determined as follows:

•

in case of internal use: over its probable service lifetime; and

•

in case of external use: according to prospects for sale, rental or other forms of distribution.

Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses. The amortization of capitalized software costs during a reporting period is the greater of the amount computed using (a) the ratio that current gross revenues of a product bear to the total of current and anticipated further gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the software or the product they are incorporated within.

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

The fair value of in-process research and development acquired in business combinations is usually based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, and the project’s risks.

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

Capitalized development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination) are generally amortized over three to ten years.

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

During the year ended December 31, 2008, impairment losses of € 1,125 million were accounted for related to acquired technologies coming from the business combination with Lucent completed in December 2006, and are mainly related to the CDMA business. In 2007, impairment losses of € 159 million ware accounted for related to the acquired technologies from Nortel’s UMTS business acquired on December 2006.

Alcatel-Lucent - 2008 annual report on form 20-F - 80

Back to Contents

Impairment losses for capitalized development costs of € 135 million were accounted for in 2008, mainly related to the adaptation of our WiMAX strategy, by focusing our WiMAX efforts on supporting fixed and nomadic broadband access applications for providers. Impairment losses for capitalized development costs of € 41 million were accounted for in 2007 mainly related to the UMTS business. In 2006, impairment losses of € 104 million and write-offs of € 197 million were accounted for in capitalized development costs, and were mainly related to the discontinuance of product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent.

Application of accounting policies to certain significant acquisitions

In accounting for our business combination with Lucent and our acquisition of the UMTS business of Nortel in 2006, we allocated a significant portion of the purchase price of each transaction to in-process Research and Development projects and to acquired technologies.

Set forth below is a description of our methodology for estimating the fair value of the in-process research and development of the UMTS business of Nortel at the time of their acquisition, and of Lucent at the time of the business combination. We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

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

In the context of the combination with Lucent, we allocated approximately U.S. $ 581 million of the purchase price to in-process research and development. An impairment charge of U.S. $ 123 million was accounted for as restructuring costs in December 2006 in connection with the discontinuance of certain product lines. An additionnal impairment loss of U.S. $ 50 milllion was accounted for in the context of the 2008 impairment tests of goodwill mainly in CDMA.

UMTS business of Nortel. Nortel had spent over U.S. $ 1.0 billion in the five years immediately prior to our acquisition of the UMTS business on the development of the UMTS technology assets. The technology is based on current standards and architectures and is designed to allow for future enhancements. In order to proceed with the valuation of this technology asset upon the acquisition of the UMTS business, we reviewed royalty rate data for contemporary transactions in the telecommunications transmission technology market and wireless-related protocol market. The relevant range of royalty rate was 4.0% to 6.0%.

We considered it appropriate to use a royalty rate of 6.0%, to reflect the specific characteristics of the acquired UMTS technology. Certain of the comparable transactions reviewed involved restricted licensing arrangements (limited geography, markets, etc.), which, if treated as fully comparable to our acquisition, would result in underestimating the value of our unrestricted ownership for UMTS. Additionally, we and Nortel’s management both considered the Nortel UMTS technology as more mature and superior to our existing products. The majority of our UMTS technology platform going forward will be comprised of Nortel UMTS assets. The acquired UMTS-developed technology was expected to contribute meaningfully to revenue generation for approximately seven years. The technology may contribute to the forthcoming long term evolution (4G) products beyond seven years, but it was unclear at the valuation date what role, if any, the acquired assets will play. The resulting cash flows were discounted to present value using a rate of 18.0% based on the UMTS technology’s relative risk profile and position in its technology cycle. The present value associated with UMTS technology assets (including in-process research and development) was € 127 million.

In order to allocate this aggregate value to developed technology and in-process  research and development, the expected contribution to cash flows for the in-process  research and development was estimated and used as a factor for determining its share of the total UMTS value. The remaining value was ascribed to the acquired developed technology and know how. The contribution of in-process  research and development was estimated based on the relative  research and development costs incurred on the identified projects to the total  research and development spent on the overall UMTS platform while in development at Nortel. UA 5.0 and UA 6.0 UMTS projects were identified as in-process at the valuation date. Nortel had spent approximately U.S. $ 130 million on these projects until our acquisition of the UMTS business. In 2005, Nortel incurred U.S. $ 24.4 million and U.S. $ 0.2 million in development expenses for the UA 5.0 and the UA 6.0 in-process  research and development projects, respectively, and U.S. $ 102.7 million and U.S. $ 2.1 million in 2006. Expense incurred by Alcatel-Lucent in 2007 was € 45 million for UA 5.0 and € 106 million for UA 6.0.

Alcatel-Lucent - 2008 annual report on form 20-F - 81

Back to Contents

UMTS development efforts from 2001 through 2006 can be characterized by a period of three years of development of base UMTS technology, followed by two years of higher value, differentiating product technology (including UA 5.0 and UA 6.0 technologies). Consequently, UA 5.0 and UA 6.0 development expenses were adjusted upwards in value to reflect their higher contribution to the overall technology platform than the base technology components. The combined value-adjusted  research and development amount spent as of the valuation date was estimated at approximately U.S. $ 188 million. Given an estimate of U.S. $ 1.0 billion incurred on the UMTS technology platform since its inception through 2006, the in-process  research and development represented 18.8% of the total amount spent. In-process  research and development has therefore been valued at € 24 million (representing 18.8% of the € 127 million of the UMTS technology assets present value mentioned above).

During the second quarter of 2007, we accounted for impairment losses on tangible assets for an amount of € 81 million, on capitalized development costs and other intangible assets for an amount of € 208 million and on goodwill for an amount of € 137 million.

These impairment losses of € 426 million were related to the group of cash generating units (CGUs) corresponding to the business division UMTS/ W-CDMA. The impairment charge was due to the delay in revenue generation from this division’s solutions versus its initial expectations, and to a reduction in margin estimates for this business.

Alcatel-Lucent - 2008 annual report on form 20-F - 82

Back to Contents

7

CORPORATE GOVERNANCE

7.1

GOVERNANCE CODE

We uphold the AFEP-MEDEF Code of corporate governance for listed companies (sometimes referred to as “the Code” – see the MEDEF website: www.medef.fr). The Code results from the consolidation of the reports of 1995, 1999 and 2002 and the Recommendations of October 2008 regarding the compensation of chief executive officers. The AFEP (“Association française des entreprises privées”) and the MEDEF (“Mouvement des entreprises de France”) are French associations gathering companies in private sector. Our Board of Directors, at its meetings on October 29 and December 11, 2008, confirmed, and then published its adherence to the AFEP and MEDEF recommendations. The principles of the Code govern, among other things, the operating rules of our Board of Directors and its Committees, as described in the Board of Directors’ Operating Rules.

In addition, since our securities are listed on the New York Stock Exchange, we make every effort to reconcile the principles referred to above with the rules of the NYSE concerning corporate governance that apply to us, as well as with the provisions of the U.S. Sarbanes-Oxley Act, which came into force in 2002. In this respect, we note, throughout this Chapter 7, the main ways in which our corporate governance practices are aligned with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers” listed on that exchange.

The AFEP-MEDEF code is based on specific principles which our policy in terms of corporate governance largely mirrors, as outlined in this Chapter 7; we explain in the chapter our alignment with the Code, and, when applicable, the particular position of our company.

Operating Rules

Our company operates according to the “monist” system (meaning that it has a Board of Directors, as opposed to a Supervisory Board and a Management Board).

Our Board of Directors consists of 10 Directors: two elected by the shareholders’ meeting of September 7, 2006, two co-opted Directors, such co-optation having been ratified by the shareholders’ meeting of June 1, 2007, and six Directors co-opted in 2008, subject to ratification at the shareholders’ meeting of May 29, 2009.

The duties of the Chairman of the Board of Directors, performed by Mr. Camus, co-opted as a director on September 1, 2008, and elected Chairman effective on October 1, 2008, and those of the CEO, performed by Mr. Verwaayen, co-opted as a director on September 1, 2008 and appointed CEO effective on September 15, 2008, have been separated.

The term of office of Directors as established in our Articles of Association is four years.

According to our Articles of Association, our Board of Directors must also include two observers the nomination of which must be proposed at the shareholders’ meeting and who must, at the time of their appointment, be both employees of Alcatel-Lucent or a company belonging to our Group and participants in an Alcatel-Lucent fonds commun de placement (mutual fund).

Alcatel-Lucent - 2008 annual report on form 20-F - 83

Back to Contents

The membership of our Board of Directors changed fundamentally during 2008. At December 31, 2008 the Board consisted of Directors representing five different nationalities and the average age of its members was 61.

Under the Articles of Association, each Director must own at least 500 shares in the company and undertake to comply with the ethics rules of the Director’s Charter. The Director’s Charter invites the Directors to own a significant number of shares, and stipulates that each Director must comply with applicable securities laws concerning trading as well as the rules contained in our “Alcatel-Lucent Insider Trading Policy” designed to prevent insider trading. Under French regulatory requirements, a Director must notify the Autorité des Marchés Financiers, the French securities regulator, of any transactions he or she executes involving Alcatel-Lucent shares.

Information concerning the Directors and observers is found in Section 7.2, “Management”.

The operation of our Board is governed by Operating Rules which are transcribed in full in Section 7.9 “Operating Rules of the Board of Directors”.

Chairman of the Board of Directors and Chief Executive Officer

At a meeting on September 1, 2008, our Board of Directors appointed Mr. Camus as Chairman of the board, effective on October 1, 2008, replacing Mr. Tchuruk, and Mr. Verwaayen as Chief Executive Officer, effective on September 15, 2008, replacing Ms. Russo.

Our Articles of Association provide that, until November 20, 2009, any decision to change the corporate governance system of separate management and to combine the functions of Chairman and CEO must be approved by a two-third majority of Directors present and represented.

The removal and replacement of either the Chairman or the CEO may now be decided by a simple majority vote of the Directors present or represented. The Board meeting of October 29, 2008 revised the Board of Directors’ Operating Rules, which set forth, among other things, the distribution of powers between the Board of Directors and the CEO in the context of the general principles defined by law. These Rules differ only slightly from the preceding version adopted on November 30, 2006, and define broadly the Board’s powers, confirming the existing limits to the new CEO, who must therefore submit the following decisions to the Board of Directors for prior approval:

•

the update of the Group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

•

the Group’s annual budget and annual capital expenditure plan;

•

acquisitions or divestitures in an amount per transaction higher than € 300 million (enterprise value);

•

capital expenditures in an amount per transaction higher than € 300 million;

•

offers and commercial contracts of strategic importance in an amount higher than € 1 billion;

•

any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of € 200 million, particularly if they involve a significant shareholding by a third party in the capital of our company;

•

financial transactions having a significant impact on the accounts of the Group, in particular the issuance of securities in excess of € 400 million;

•

any amendments to the National Security Agreement (“NSA”) among Alcatel, Lucent Technologies Inc. and certain United States governmental entities.

In addition, the existing specific delegations of power have been renewed in favor of Mr. Verwaayen, in his capacity as CEO, concerning the issuance of debt securities, for up to € 1 billion (which is a temporary exception to the € 400 level concerning financial transactions), stock option grants, trading in our shares and guarantees and security granted by our company.

The Board of Directors has also renewed in favor of Mr. Camus a delegation of power giving the Chairman the authority to represent the Group in its high-level relations, particularly vis-à-vis government representatives.

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

The independence criteria applied by the Board of Directors are specified in Article 4 of the Board of Directors’ Operating Rules discussed below. They comply with the definition provided in the AFEP-MEDEF Code and are based on the general principle that Directors are independent so long as they have no direct or indirect relationship of any kind with our company, its subsidiaries or senior management that could prevent them from exercising free judgment.

Our Board of Directors also includes at least one independent Director who has financial expertise, as recommended in Article 5 of its Operating Rules.

Alcatel-Lucent - 2008 annual report on form 20-F - 84

Back to Contents

In February 2009, our Board of Directors conducted a detailed review of its independence criteria. Based on all of these criteria, the Board determined that Lady Jay, Mr. Bernard, Mr. Blount, Mr. Eizenstat, Mr. Hughes, Mr. Monty, Mr. Piou and Mr. Spinetta, that is, eight of its 10 members, are independent.

The company also complies with the rules of the NYSE and the provisions of the Sarbanes-Oxley Act on this subject. These rules stipulate that the majority of members of the Board of Directors in a U.S. listed company must be independent and that the Board must determine whether the independence criteria are met. Our Board did this at its meeting of February 3, 2009.

Conflicts of interest

To our knowledge, there are no potential conflicts of interest between our Directors’ fiduciary duties and their private interests. In accordance with the Director’s Charter, a Director must notify the Board of any conflict of interest, even potential.

There are no family relationships between the members of our Board of Directors and the other senior executives of our company.

There are no service agreements between a member of the Board of Directors and our company or any of its affiliates.

To our knowledge, there is no arrangement or agreement with a shareholder, client, supplier or any third party pursuant to which a member of our Board of Directors or of our Management Committee has been nominated to their respective position or as CEO.

To our knowledge, no member of the Board of Directors of our company has been convicted of fraud during the last five years; has been charged and/or received an official public sanction pronounced by a statutory or regulatory authority; or has been banned by a court from holding office as a member of an administrative, management or supervisory body of an issuer, or from being involved in the management or conduct of the business of an issuer in the last five years.

To our knowledge, no member of the Board of Directors of our company has been a Director or executive officer of a company involved in a bankruptcy, court escrow or liquidation in the last five years, with the exception of Mr. Hughes, in his capacity as non-executive chairman of the American company Outperformance Inc., which was wound up voluntarily (“Chapter 7” of the U.S. Bankruptcy Code) in October 2008; and Mr. Monty, in his capacity as director of the Canadian company Teleglobe Inc., which was liquidated in 2002, with respect to which liquidation there are legal proceedings still in progress.

Alcatel-Lucent - 2008 annual report on form 20-F - 85

Back to Contents

7.2

MANAGEMENT

As of March 31, 2009

BOARD OF DIRECTORS

Philippe Camus Chairman of the Board of Directors	Louis R. Hughes Independent director Chairman and Chief Executive Officer of GBS Laboratories Inc.	Jean-Pierre Desbois Board observer President of the supervisory board of FCP “Actionnariat Alcatel-Lucent”
Ben Verwaayen Chief Executive Officer and director	Sylvia Jay Independent director Vice-Chairman of L’Oréal UK Ltd	Patrick Hauptmann Board observer Member of the supervisory board of FCP “Actionnariat Alcatel-Lucent”
Daniel Bernard Independent director Chairman of Provestis	Jean C. Monty Independent director
W. Frank Blount Independent director Chairman and Chief Executive Officer of JI Ventures Inc.	Olivier Piou Independent director Chief Executive Officer of Gemalto	Pascal Durand-Barthez Secretary to the Board of Directors
Stuart E. Eizenstat Independent director	Jean-Cyril Spinetta Independent director President of the Board of Directors of Air France-KLM	Nathalie Trolez-Mazurier Deputy Secretary to the Board of Directors

AUDIT AND FINANCE COMMITTEE

Jean Monty, President

Daniel Bernard

W. Frank Blount

Jean-Cyril Spinetta

Jean-Pierre Desbois (Board observer)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Daniel Bernard, President

W. Frank Blount

Stuart E. Eizenstat

Sylvia Jay

COMPENSATION COMMITTEE

Jean-Cyril Spinetta, President

Sylvia Jay

Olivier Piou

Stuart E. Eizenstat

TECHNOLOGY COMMITTEE

Louis R. Hughes, President

Olivier Piou

Jeong Kim

Philippe Keryer

Jean-Pierre Desbois (Board observer)

Patrick Hauptmann (Board observer)

STATUTORY AUDITORS

Deloitte & Associés

Represented by Antoine de Riedmatten

Ernst & Young et Autres

Represented by Jean-Yves Jégourel

MANAGEMENT COMMITTEE

Ben Verwaayen

Chief Executive Officer

Tom Burns

President Enterprise Products Group

Janet Davidson

President Quality and Customer Care

Sean Dolan

President Asia Pacific Region

Kenneth Frank

President Solutions and Marketing

Adolfo Hernandez

President Europe, Middle East and Africa Region

Philippe Keryer

President Carrier Products Group

Jeong Kim

President Bell Labs

Claire Pedini

Executive Vice President Human Resources

Michel Rahier

President Operations

Paul Segre

President Applications Software Group

Paul Tufano

Chief Financial Officer

Robert Vrij

President Americas Region

Andy Williams

President Services Group

Outgoing members of management committee in 2008 and 2009

F. Rose was a member until August 2008

P. Russo and C. Christy were members until September 2008

H. de Pesquidoux was a member until December 2008

E. Fouques was a member until January 2009

Appointment as member of management committee 2008 and 2009

B. Verwaayen became member in September 2008

P. Tufano became member in December 2008

T. Burns, J. Davidson, S. Dolan, K. Frank, A. Hernandez, Ph. Keryer, J. Kim, P. Segre and R. Vrij became members in January 2009

Alcatel-Lucent - 2008 annual report on form 20-F - 86

Back to Contents

Information on the current Directors and board observers

Philippe CAMUS

Chairman of the Board of Directors

Born on June 28, 1948, French citizen

Appointed October 2008, to 2010

Business address:

Alcatel-Lucent

54, rue La Boétie – 75008 Paris

France

Career

•

Philippe Camus graduated from the École normale supérieure and the Institut d’études politiques of Paris. He began his career in the Finance Department of Caisse des Dépôts et Consignations. In 1982, he joined the General Management team of Lagardère Group and in 1993 was appointed CEO and Chairman of the Finance Committee. He controlled the preparatory work that led to the founding of EADS, where he served as President and Chief Executive Officer from 2000 to 2005. He has been co-managing Partner of Lagardère Group since 1998 and Senior Managing Director of Evercore Partners Inc. since 2006. On October 1, 2008, he was appointed Chairman of the Board of Directors of Alcatel-Lucent.

•

Expertise: 30 years in banking, finance, insurance and 8 years in the industrial sector.

Current Directorships and professional positions

•

In France: Chairman of the Board of Directors of Alcatel-Lucent, co-managing Partner of Lagardère Group, Director, Chairman of the Compensation Committee and member of the Audit Committee of Crédit Agricole, Director and member of the Audit and Finance Committees of Schlumberger, Director of Éditions P. Amaury, Honorary Chairman of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS), Permanent Representative of Lagardère SCA to the Board of Directors of Hachette SA, Permanent Representative of Hachette SA to the Board of Directors of Lagardère Services, member of the Supervisory Board of Lagardère Active.

•

Abroad: Chairman and CEO of Lagardère North America, Inc., Senior Managing Director of Evercore Partners Inc., Director of Cellfish Media, LLC.

Directorships over the last 5 years

•

In France: Chairman of EADS France and of GIFAS, Director of: Accor*, Dassault Avation, La Provence, Nice Matin and Hachette Filipacchi Médias, Permanent Representative of Lagardère Active to the Board of Directors of Lagardère Active BroadCast (Monaco), member of the Compensation Committee, member of the Airbus Partners Committee and member of the Supervisory Board of Hachette Holding.

•

Abroad: Joint Executive President of EADS NV (The Netherlands) and of EADS Participations BV (The Netherlands).

Company shareholding

•

50,000 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2008.

Ben VERWAAYEN

CEO and Director

Born on February 11, 1952, Dutch citizen

Appointed September 2008, to 2010

Business address:

Alcatel-Lucent

54 rue La Boétie – 75008 Paris

France

Career

•

Ben Verwaayen graduated from the State University of Utrecht, the Netherlands, where he received a Master’s degree in law and international politics. Ben Verwaayen held several positions in business development, HR and public relations, before being appointed General Manager of ITT Nederland BV where he worked from 1975 to 1988. Ben Verwaayen was then President and General Manager of PTT Telecom, a KNP subsidiary in the Netherlands, from 1988 to 1997. International Vice-President, Executive Vice-President and Chief Operating Officer of Lucent Technologies from 1997 to 2002, Ben Verwaayen was also Vice-Chairman of the Management Board. He was President General Manager of BT from 2002 to June 2008. In 2006, Ben Verwaayen was made an officer of the Order of Orange-Nassau and an Honorary Knight of the British Empire by the Queen and Chevalier de la Légion d’honneur in France. Ben Verwaayen was appointed CEO of Alcatel-Lucent on September 1, 2008, with effect on September 15, 2008.

•

Expertise: 33 years in the industry sector.

Current Directorships and professional positions

•

In France: CEO of Alcatel-Lucent, Director of Alcatel-Lucent.

•

Abroad: Non-executive Director of UPS.

Directorships over the last 5 years

•

Abroad: CEO and Director of BT Group Plc*.

Company shareholding

•

50,000 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 87

Back to Contents

Daniel BERNARD

Independent Director

Born on February 18, 1946, French citizen

Appointed November 2006 (1), to 2010

Business address:

Provestis

14, rue de Marignan – 75008 Paris

France

Career

•

A graduate of the École des hautes études commerciales, Mr. Bernard worked with Delcev Industries (1969-1971), Socam Miniprix (1971-1975) and La Ruche Picarde (1975-1980) and was CEO of the Metro France group (1981-1989), member of the Management Board with responsibility for the commercial activities of Metro International AG (1989-1992), Chairman of the Management Board (1992-1998) and later Chairman and CEO of Carrefour (1998-2005). He is currently Deputy Chairman of Kingfisher Plc London and Chairman of Provestis.

•

Expertise: 39 years in industry, retail and services.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Chairman of Provestis, Director of Cap Gemini.

•

Abroad: Deputy Chairman of the Board of Directors of Kingfisher Plc (UK).

Directorships over the last 5 years

•

In France: Chairman and CEO of Carrefour, Director of Saint-Gobain and of Erteco, Manager of SISP.

•

Abroad: Vice-Chairman of DIA SA (Spain) and of Vicour (Hong Kong), Director of: Carrefour Commercio e Industria (Brazil), Grandes Superficies de Colombia (Colombia), Carrefour Argentina (Argentina), Centros Comerciales Carrefour (Spain), Finiper (Italy), GS (Italy) and Presicarre (Taiwan).

Company shareholding

•

141,125 ordinary shares of Alcatel-Lucent.

(1)

Originally appointed to the Alcatel Board of Directors in 1997.

W. Frank BLOUNT

Independent Director

Born on July 26, 1938, U.S. citizen

Appointed November 2006 (1), to 2010

Business address:

1040 Stovall Boulevard N.E. – Atlanta, Georgia 30319

USA

Career

•

Master of Science in Management at the Massachusetts Institute of Technology (MIT) Sloan School, management MBA at Georgia State University and Bachelor of Science in Electrical Engineering at the Georgia Institute of Technology. Between 1986 and 1992, he was group President at AT&T Corp., in charge of the Group’s network operations and communications products. He then became Chief Executive from 1992 to 1999 of Telstra Corporation in Australia. Director of FOXTEL Corp. (Australia) (1995-1999), of IBM-GSA Inc. (Australia) (1996-1999), of the Australian Coalition of Service Industries (1993-1999) and the Australian Business Higher Education Roundtable (1993-1999); he was also Chairman and Chief Executive Officer of Cypress Communications Inc. (2000-2002). In 1991 he was interim Chief Executive of the New American Schools Development Corporation at the request of President George Bush. He is member of the Advisory Board of China Telecom. From 2004 through 2007, he was Chairman and CEO of TTS Management Corp. He is currently Chairman and CEO of JI Ventures Inc.

•

Expertise: 48 years in industry and telecommunications.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Chairman of JI Ventures Inc., Director of Entergy Corporation USA, of Caterpillar Inc. USA and of KBR Inc.

Directorships over the last 5 years

•

Abroad: Chairman and CEO of TTS Management Corp., Director of Adtran Inc. and of Hanson Plc. UK.

Company shareholding

•

3,668 American Depositary Shares of Alcatel-Lucent.

(1)

Originally appointed to the Alcatel Board of Directors in 1999.

Alcatel-Lucent - 2008 annual report on form 20-F - 88

Back to Contents

Stuart E. EIZENSTAT

Independent Director

Born on January 15, 1943, U.S. citizen

Appointed December 2008, to 2010

Business address:

Covington & Burling

1201 Pennsylvania Avenue, N.W., Suite 1117C

Washington, DC 20004

USA

Career

•

Stuart E. Eizenstat graduated in political science from the University of North Carolina and later graduated from Harvard University’s Law School. He holds seven honorary doctorate degrees from various universities and academic institutions. During his college years, he served as a White House staff aid. He then served as Chief Domestic Policy Advisor (1976) and Executive Director of the White House Domestic Policy Staff (1977-1981) under President Jimmy Carter’s term of office. Stuart E. Eizenstat was nominated U.S. Ambassador to the European Union (1993-1996) while a Partner and Vice Chairman of Powell, Goldstein, Frazer & Murphy law firm. At the time, he was also Adjunct Lecturer at the John F. Kennedy School of Government of Harvard University and a Guest Scholar at the Brookings Institution in Washington. He served as Under Secretary of Commerce for International Trade (1996-1997), Under Secretary of State for Economic, Business and Agricultural Affairs (1997-1999) and Deputy Secretary of the Treasury (1993-2001) while continuing to work as the Special Envoy for Property Claims in Central and Eastern Europe. During the Clinton Administration, he had a prominent role in the development of key international initiatives. He is Partner and Head of International Trade and Finance Practice at Covington & Burling LLP law firm. Moreover, he is a member of the Boards of Directors of United Parcel Service, BlackRock Funds, Chicago Climate Exchange and Globe Specialty Metals. Stuart E. Eizenstat is the author of several publications, which have been translated into German, French, Czech and Hebrew.

•

Expertise: 28 years in law and 13 years in governmental affairs.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Independent Director of United Parcel Service, of BlackRock Funds, of Chicago Climate Exchange and of Globe Specialty Metals.

Company shareholding

•

500 American Depositary Shares of Alcatel-Lucent.

Louis R. HUGHES

Independent Director

Born on February 10, 1949, U.S. citizen

Appointed December 2008, to 2010

Business address:

GBS Laboratories

2325 Dulles Corner Blvd, Suite 500

Herndon, VA 20171

USA

Career

•

Louis R. Hughes graduated from Harvard Business School (MBA, 1973) and from Kettering University, B.S. (Mechanical Engineering, 1971). He received his Bachelor of Mechanical Engineering from the General Motors Institute. Louis R. Hughes has been Chairman Chief Executive Officer and Chairman of GBS Laboratories LLC since 2005. Louis R. Hughes is also Executive Advisor Partner of Wind Point Partners and a member of the British Telecom U.S. Advisory Board. Moreover, Mr Hughes has been a member of the Boards of Directors of ABB (since 2003), Akzo Nobel (The Netherlands), and Sulzer (Switzerland). He served as President and Chief Operating Officer of Lockheed Martin Corp. His prior experiences also include positions of Chief of Staff Afghanistan Reconstruction Group, U.S. Department of State, from 2004 to 2005, Executive Vice President of General Motors Corporation from 1992 to 2000, President of General Motors International Operations from 1994 to 1999, President of General Motors Europe from 1992 to 1994 and Managing Director of Adam Opel AG from 1989 to 1992. He was non-executive Chairman of Maxager (renamed Outperformance in 2008) from 2000 to 2008. He has also served on several Boards, including: British Telecom (United Kingdom) from 2000 to 2006, Electrolux AB (Sweden) from 1996 to 2008, MTUAero Engines GmbH (Germany) from 2006 to 2008, Deutsche Bank from 1993 to 2000, Saab Automobile AB from 1992 to 2000 and Adam Opel AG from 1989 to 1992.

•

Expertise: 35 years in the industry sector.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Chairman and Chief Executive Officer of GBS Laboratories (USA). Independent Director of ABB (Switzerland), Akzo Nobel (Netherland), Sulzer (Switzerland).

Directorships over the last 5 years

•

Abroad: Independent Director of Electrolux* (Sweden), MTU Aero Engines GmbH* (Germany), Non-executive Chairman of Maxager* (USA). Member of the Advisory Board of Directors of British Telecom (United Kingdom).

Company shareholding

•

5,000 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 89

Back to Contents

Sylvia JAY

Independent Director

Born on November 1, 1946, British citizen

Appointed November 2006, to 2009

Business address:

L’Oréal (UK) Ltd.

255 Hammersmith Road – W6 8AZ London

UK

Career

•

Lady Jay, CBE was educated at the University of Nottingham (United Kingdom) and the London School of Economics. She held various positions as a senior civil servant in the British civil service between 1971 and 1995, being involved in particular in financial aid to developing countries. She was seconded to the French Ministry of Co-operation and the French Treasury, and later helped set up the European Bank for Reconstruction and Development, before spending again several years in Paris as wife of the British ambassador. She entered the private sector in 2001, as Director General of the UK Food and Drink Federation until 2005. She was made a Chevalier de la Légion d’honneur in 2008.

•

Expertise: 8 years in industry and 32 years in public service.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent and Independent non-executive Director of Compagnie de Saint-Gobain.

•

Abroad: Vice Chairman of L’Oréal UK Ltd, Chairman of Food From Britain, Independent non-executive Director of Lazard Limited, Chairman of the Pilgrim Trust, Trustee of the Prison Reform Trust, of the Entente Cordiale Scholarships Scheme and of The Body Shop Foundation.

Directorships over the last 5 years

•

In France: Non-executive Director of Carrefour.

•

Abroad: Director General of the UK Food and Drink Federation.

Company shareholding

•

500 ordinary shares of Alcatel-Lucent.

Jean C. MONTY

Independent Director

Born on June 26, 1947, Canadian citizen

Appointed December 2008, to 2010

Business address:

1050 Côte du Beaver Hall, 19e étage – Montreal (Québec)
Canada

Career

•

Jean Monty holds a Bachelor of Arts degree from Collège Sainte-Marie of Montréal, a Master of Arts in economics from the University of Western Ontario, and a Master of Business Administration from the University of Chicago. Jean C. Monty began his career at Bell Canada in 1974 and held numerous positions in the BCE group. He joined Nortel Networks Corporation in October 1992 as President and Chief Operating Officer before being nominated President and Chief Executive Officer in March 1993. On April 24, 2002, Mr. Monty, then Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), retired after a 28-year career. He is a member of the Board of Directors of Bombardier Inc. since 1998, and a member of the Board of Directors of Centria Inc., Fiera Capital Inc., Centrial Capital and Centria Commerce. He is also a member of the International Advisory Board of the École des hautes études commerciales. He was appointed a member of the Order of Canada for his contribution to business, public interests and community affairs. In recognition of these achievements, he was elected Canada’s Outstanding CEO of the Year for 1997. In addition, he was inducted into the Académie des Grands Montréalais.

•

Expertise: 28 years in telecommunications and 4 years in finance.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Director of Bombardier*.

Directorships over the last 5 years

•

Abroad: Director of Emergis*.

Company shareholding

•

200,000 American Depositary Shares of Alcatel-Lucent (via Libermont Inc.).

*

Term of office expired in 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 90

Back to Contents

Olivier PIOU

Independent Director

Born on July 23, 1958, French citizen

Appointed December 2008, to 2010

Business address:

Gemalto

6, rue de la Verrerie – 92190 Meudon

France

Career

•

Olivier Piou graduated in Engineering from the École centrale de Lyon (1980). He joined Schlumberger in 1981 as a production engineer, and held numerous management positions in the areas of technology, marketing and operations in France and the United States. In May 2004, he successfully introduced Axalto, at the time a division of Schlumberger Limited, to the stock market through an IPO. He was CEO of Axalto from 2004-2006 and conducted the merger with Gemplus which formed Gemalto. From 2003 to 2006, he was President of Eurosmart (the international non-profit association based in Brussels, which represents the chip card industry). Currently, he is a member of the Board of Directors of INRIA, the French National Institute for Research in Computer Science and Control and has been CEO of Gemalto since its creation in 2006.

•

Expertise: 28 years in the industry sector.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: CEO of Gemalto, Director of Gemalto and of INRIA (Institut national de recherche en informatique et en automatique).

Directorships over the last 5 years

•

Abroad: Director of Axalto and Chairman of Eurosmart.

Company shareholding

•

10,000 ordinary shares of Alcatel-Lucent.

Jean-Cyril SPINETTA

Independent Director

Born on October 4, 1943, French citizen

Appointed November 2006, to 2009

Business address:

Air France-KLM

45, rue de Paris – 95747 Roissy Charles de Gaulle Cedex

France

Career

•

A graduate in public law and from the Institut d’études politiques of Paris, Jean-Cyril Spinetta began his career as assistant lecturer and later central administration attaché (1961-70). After moving to the École nationale d’administration, he held a number of positions within the National Education Ministry. He was several times seconded to other Departments, as Auditor of the Conseil d’État (1976-78), chargé de mission to the General Secretariat of the Government (1978-81), head of the Information Department of Prime Minister Pierre Mauroy (1981-83), chief of staff to Michel Delebarre when Minister for Employment, Minister of Social Affairs, Minister of Transport and later Minister of Equipment (1984-86 and 1988-90), chargé de mission and industrial advisor to the Office of the President of the Republic (1994-95), préfet (1995), technical advisor to the cabinet of Édith Cresson, EU Commissioner (1996), and expert for France seconded to the European Commission (1997). After a period as Chairman and CEO of Compagnie Air Inter (1990-93), he was Chairman and CEO of Air France (1997-2008), Chairman and CEO of Air France-KLM (2004-2008) and he is currently Chairman of the Board of the Air France-KLM. Mr. Spinetta has also been Chairman of the Board of Governors of the International Association of Air Transport (IATA) since 2004 and Director of Compagnie de Saint-Gobain since 2005, Director of La Poste and Gaz de France Suez since 2008.

•

Expertise: 15 years in air transport and 37 years in public service.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Chairman of Air France-KLM, of Société Air France, Director of the Compagnie de Saint-Gobain, of La Poste and of Gaz de France Suez, Permanent Representative of Air France-KLM to the Board of Directors of Le Monde des Entreprises.

Directorships over the last 5 years

•

In France: Chairman and CEO of Air France-KLM*.

•

Abroad: Director of Alitalia and of Unilever, Chairman of the Board of Governors of IATA.

Company shareholding

•

500 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 91

Back to Contents

Jean-Pierre DESBOIS

Board observer

Born on April 14, 1954, French citizen

Appointed November 2006, to 2010

Business address:

Alcatel-Lucent France

Centre de Villarceaux, Route de Villejust – 91620 Nozay

France

Career

•

Mr. Desbois has been an engineer with Alcatel-Lucent France (ex-Alcatel CIT) since 1986. He began his career in 1974 in the deployment of telephone systems. From 1981, he was put in charge of software developments in R&D teams. From 2000 to 2007, he became head of “Applications” Contract Management and Supply Chain in the Business Division. Now he is in charge of process improvement for the Payment product group.

•

Expertise: 34 years in telecommunications.

Current Directorships and professional positions

•

In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of Alcatel-Lucent, Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Company shareholding

•

100 ordinary shares of Alcatel-Lucent and 2,140 units in FCP 2AL.

Patrick HAUPTMANN

Board observer

Born on June 28, 1960, French citizen

Appointed November 2008, to 2010

Business address:

Alcatel-Lucent Enterprise

1, route du Docteur Albert Schweitzer – 67400 Illkirch

France

Career

•

Having received a Master of electronics, electrotechnics and automatism from the University of Upper Alsace (France) (1982), he began his career in 1983 as a design engineer at Telic and then at Alcatel-Lucent Enterprise. He has been technical manager in charge of hardware developments within R&D teams since 2001.

•

Expertise: 24 years in telecommunications.

Current Directorships and professional positions

•

In France: Engineer with Alcatel-Lucent Enterprise, Board observer of the Board of Directors of Alcatel-Lucent*, Member of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Company shareholding

•

1,847 units in FCP 2AL.

*

Appointed in 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 92

Back to Contents

7.3

POWERS OF THE BOARD OF DIRECTORS

Our Board, in addition to matters that come under its responsibility under law or regulation, regularly decides on the Group’s strategic direction and the key decisions affecting its activities. It fully exercises its authority and tries to ensure that each Director’s contribution is entirely effective, in accordance with the principles of corporate governance described above and the provisions of its Operating Rules described in Section 7.9.

Our Board of Directors also makes sure that its activities are transparent to our shareholders by reporting generally in our annual report on its activities and those of its Committees during the previous year and on its procedures.

Finally, the Board performs an annual evaluation of the manner in which it performs its work and of the performance of the Chairman and the CEO. At least once every three years, its performance is evaluated by an outside consultant.

Information regarding Board Meetings (Preparation of meetings, organization and functioning of the Board of Directors)

Our Operating Rules govern the manner in which our Board of Directors functions. The Board meets at least once each quarter either at our head office or at any other location indicated in the notice of meeting, whether in France or abroad (see Article 9 of the Operating Rules, section 7.9 “Operating Rules of the Board of Directors”).

We provide our Directors with the information they need to perform their duties. Board members regularly receive relevant information concerning our company, such as press articles and financial analysts reports. They may also seek the opinion of senior officers within the Group on any subject they deem appropriate.

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

The work of the Board is generally based on presentations made by our senior management, which generate open discussions among the Directors. However, certain portions of some Board meetings are not attended by our CEO or employees, or sometimes even the Chairman, pursuant to the recommendations of the AFEP-MEDEF Code.

In this respect, we also comply with the NYSE rules, which stipulate that the Board must meet regularly without its executive members in attendance. Most particularly, Article 11 of the Operating Rules provides that the Board should meet without executive Directors or company employees in attendance so that the performance of the executive officers may be evaluated.

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

Depending on the Board’s agenda and the nature of the topics discussed at the meeting, Board meetings may be preceded by a meeting of one or more of its four specialized committees.

Except in case of an emergency, all information required for the Board’s discussions is sent prior to the meeting in a manner that is consistent with the confidentiality to be respected when delivering insider information, and this allows the Directors to carefully review the documents prior to the meeting. This also applies to the specialized committees created by the Board of Directors.

Board meetings called to prepare the year-end, half-year and quarterly financial statements are systematically preceded by a review of the financial statements by the Audit and Finance Committee.

Activity of the Board in 2008 and early 2009

Our Board of Directors met 16 times in 2008. To the meeting schedule for the year 2008 set in the prior year, were added numerous extraordinary meetings, in view of new developments. The average attendance rate of the Board members at these meetings was 93%.

In early 2009, our Board of Directors met twice, in February and March, and the attendance rate of its members was 100%.

The Board meetings were held at the company’s head office in Paris or in Murray Hill, New Jersey. They lasted two hours forty minutes on average and were often preceded or followed by informal meetings with members of the Management Committee (apart from the occasional attendance of Management Committee members at the Board meetings in relation to subject matters they are responsible for), which allowed the Directors to discuss on a periodic basis with the Group’s main operating executives our strategic and technological direction.

Alcatel-Lucent - 2008 annual report on form 20-F - 93

Back to Contents

In 2008, the Board met on eight occasions without the CEO and employees being in attendance and on one occasion without the Chairman being in attendance. During the two meetings held in early 2009, the Board met twice without the CEO and our employees being in attendance and twice without the Chairman being in attendance.

The main topics addressed by the Board of Directors in 2008 and early 2009 were as follows:

Accounts and financial position

In 2008, our Board reviewed and approved the year-end Alcatel-Lucent and consolidated financial statements for the year ended December 31, 2007, which were given final approval at the shareholders’ meeting on May 30, 2008. After requesting an amendment, our Board approved the budget forecast for 2008. It proposed the appropriation of results (that is, the appropriation of the profit and loss of the year to legal reserves, statutory reserves or retained earnings) and the suspension of the distribution of dividends for the 2007 results.

In addition, it reviewed and approved the quarterly and half-year consolidated financial statements for the year ended December 31, 2008. At each of these meetings, the accounts were examined in the presence of our Statutory Auditors and a report was presented on the work of the Audit and Finance Committee. Through the year, our Board monitored changes in the Group’s results, orders and cash flow as well as the progress of restructuring and cost reduction plans. This led to a detailed consideration of the conditions concerning the successive depreciation of assets, the financial situation of the two main activities that generate high R&D expenditures in research (W-CDMA and NGN), and the policy for covering project risks.

Moreover, on several occasions the Board addressed the specific question of Lucent’s pension fund management and reappointed the members of the advisory committee responsible for overseeing the fund’s management (Pension Benefits Investment Committee).

In its first meeting of 2009, our Board reviewed and approved the corporate and consolidated financial statements for the year ended December 31, 2008, to be submitted to the shareholders at the annual meeting to be held on May 29, 2009 for their final approval. It approved a budget forecast for 2009 (a preliminary version of the budget was examined in December 2008), and proposed an appropriation of results and the suspension of the distribution of dividends for the 2008 results.

The Group’s strategic direction

Our Board of Directors reviewed regularly our position in the market and focused at length on the Group’s strategic direction, including by considering the reports on the matters addressed by the Strategy and Investments Committee. In the first semester, this Committee held two meetings which were open to all the Board members (see section 7.4 “Committees of the Board”). In this context, our Board monitored the implementation of the action plan adopted in October 2007 with the goal of improving the Group’s profitability, and focused on the medium-term strategic direction. In particular, it reviewed in detail the adequacy of the Group’s product portfolio and the need to develop the services sector.

During the second semester, the Board reviewed the proposals for a change in strategic direction made by the new CEO, and approved the overall approach.

More specifically, our Board approved the conditions for the sale of the Thales shares held by Alcatel-Lucent, and monitored the developments in the legal proceedings between Alcatel-Lucent and Microsoft concerning intellectual property.

Compensation policy

In 2008, our Board approved a stock option plan in favor of employees under customary conditions, and fixed performance criteria for the variable portion of the remuneration for executives subject to the “Global Annual Incentive Plan” (see section 7.5 “Compensation”), for fiscal year 2008.

Our Board of Directors considered the recommendations of the Compensation Committee regarding the compensation of the members of the Management Committee. It examined Ms. Russo’s departure conditions in depth following the end of her duties as CEO, and fixed the conditions for the compensation of the new Chairman and the new CEO (see section 7.5 “Compensation”).

Finally, after discussing a change in the amount of Directors’ fees, which are below international standards, our Board decided not to submit a resolution to change the fees at the Shareholders’ meeting to be held on May 29, 2009, neither in 2008 nor in 2009.

Business ethics

Our Board of Directors reviewed the reports of the Audit and Finance Committee, which was informed at regular intervals of pending investigations and legal proceedings following allegations made against employees of companies within the Group, in Costa Rica, Taiwan and Kenya, regarding business practices. On several occasions, it was briefed by the General Counsel on this matter, and reviewed the training program aimed at employees of the Group, called “Alcatel-Lucent’s Anti-corruption Program”.

Independence of the Directors

On March 25, 2008 the Board of Directors reviewed the independence of the members of the Board at the time, and confirmed the independence criteria such as they were adopted by the Board in November 2006 and the individual status of the members of the Board. Another review took place on February 3, 2009, after the Board had been reconstituted and, based on the recommendation of the Corporate Governance and Nominating Committee, it determined that eight out of the 10 members of our Board are independent, as described in section 7.1 “Governance Code”.

Operating Rules

Our Board’s normative work concerning our corporate governance rules mainly consisted in the revision, at the end of 2008 and beginning of 2009, of our Board’s Operating Rules and those of some of the Committees. These revisions consisted, among other things, in removing provisions that were outdated and adjusting practical operating procedures.

Shareholders’ meeting

In 2008, our Board of Directors set May 30, 2008 as the date for a combined shareholders’ meeting, for which it prepared the agenda and related documents. The Board answered questions that had been submitted in writing prior to the shareholders’ meeting by certain shareholders or that arose out of discussions between senior management and certain institutional shareholders. In particular, it adopted a declaration relating to Resolution no. 11 of the shareholders’ meeting. This concerned the application of performance conditions to the allocation of options to purchase or subscribe to shares to Management Committee members.

Alcatel-Lucent - 2008 annual report on form 20-F - 94

Back to Contents

In early 2009, the Board of Directors set May 29, 2009 for the combined shareholders’ meeting to approve the financial statements for the fiscal year ended December 31, 2008, for which it prepared the agenda and related documents.

Evaluation of the Board

An evaluation of our Board of Directors’ operations was carried out at the beginning of 2008 by an independent firm, Spencer Stuart. The report of the expert, which highlighted the need to make improvements to the way the Board functions, was reviewed and discussed extensively by the Corporate Governance and Nominating Committee and the Board decided to hold a specific meeting on this topic. After detailed reviews by an independent director and an external well-known figure, our Board of Directors recognized the need to change the management model and corporate governance rules. This led to important changes affecting the membership of our Board and the management team.

Consequently, Mr. Tchuruk, non-executive Chairman of the Board of Directors, and Ms. Russo, CEO, announced their departure from the company on July 28, 2008. Our Board of Directors immediately asked its Corporate Governance and Nominating Committee, chaired by Mr. Bernard, to find a new non-executive Chairman and a new CEO. At the same time, it commenced modification of its own membership, with the intention of reducing the number of Directors and integrating new members, particularly experts in the telecommunications industry. This was the context for the Directors’ resignations and co-optations, the election of the new Chairman and the appointment of the new CEO.

7.4

COMMITTEES OF THE BOARD

For most of 2008, our Board of Directors had the following four committees: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Strategy and Investment Committee. At its meeting of October 29, 2008, the Board decided to dissolve the Strategy and Investment Committee and create a Technology Committee.

Each Committee has its own Operating Rules. Each committee reports to the Board of Directors, which has the sole authority to make decisions concerning the subjects presented to it. The Chairman of the Board and the CEO may attend all meetings of the committees of the Board in an advisory capacity, with the exception of Compensation Committee meetings that concern their personal situation.

In this context, the NYSE rules stipulate that U.S. listed companies must have an audit committee, a nominations/corporate governance committee and a compensation committee. Each committee must be composed exclusively of independent board members and must have a written charter addressing certain subjects specified in the NYSE rules. Alcatel-Lucent has set up an Audit and Finance Committee, a Corporate Governance and Nominating Committee, a Compensation Committee and a Technology Committee. The first three are composed exclusively of independent Directors and each such Committee has a charter which defines its powers and covers most of the subjects provided for in the NYSE rules.

Audit and Finance Committee

Members

This Committee consists of no less than four members, at least one of whom must have proven financial expertise.

All the Directors who serve on this Committee must be independent in accordance with the Committee’s Operating Rules. Therefore, neither the Chairman nor the CEO may be members. Similarly, Directors who hold other executive positions at our company may not be members of this Committee.

Early 2008, the Audit and Finance Committee was chaired by Mr. Denham, with Mr. Halbron, Mr. Lebègue and Mr. Krapek as members.

Since December 11, 2008, the Committee has been chaired by Mr. Monty, with Mr. Bernard, Mr. Blount and Mr. Spinetta as members, all independent. Mr. Desbois also participates in the works of the Committee as an observer.

Responsibilities

The Audit and Finance Committee’s role and operation meet the requirements of the French order of December 8, 2008 and the Sarbanes-Oxley Act, and follow the key recommendations of the various reports on corporate governance. Its main areas of activity concern the company’s accounts, internal controls, financial position and relations with our Statutory Auditors.

Financial statements

The role of our Audit and Finance Committee, as defined by the Board of Directors’ Operating Rules, is to review the accounting standards applied by the company, the company’s risks and significant off-balance sheet risks and commitments, and all financial or accounting matters presented to it by the CEO or the Chief Financial Officer.

The Committee reviews and ensures the appropriateness and consistency of the accounting methods used to prepare the consolidated and parent company financial statements and that significant transactions receive proper accounting treatment at the Group level.

The Committee examines the consolidation scope and, where relevant, the reasons why certain companies should not be included in this scope.

It reviews the accounting standards that are applicable to and applied by our Group, both according to IFRS and French GAAP (the latter with respect to the parent company’s financial statements, as required by French law) as well as their effects and the resulting differences in accounting treatment.

It examines the quarterly, half-year and year-end parent company and consolidated financial statements and the Group’s budgets.

Alcatel-Lucent - 2008 annual report on form 20-F - 95

Back to Contents

Internal control

The Audit and Finance Committee verifies that internal procedures for collecting and reviewing financial information are in place to ensure the reliability of this information. The head of internal audit within the Group periodically reports to the Committee on the results of the work of his department. In addition, twice a year the Committee reviews the Group’s internal audit plan and the operation and organization of the Internal Audit Department. The Committee is consulted when necessary on the selection of the internal audit manager and on his potential replacement.

The Committee examines all complaints, alerts or other reports, including those made on an anonymous basis, that reveal a potential malfunction in the financial and consolidation processes set up within the Group.

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

It examines the risks to which the Group may be exposed and the Group’s significant off-balance sheet commitments. It also reviews financial transactions having a significant impact on the Group’s accounts, such as issuance of securities in excess of € 400 million, which must be approved by the Board of Directors.

Statutory Auditors

Our Audit and Finance Committee oversees the selection process for our Statutory Auditors and makes a recommendation on such auditors to the Board.

Assignments that do not pertain to the audit of our accounts, or that are neither incidental nor directly supplemental to our audit, but which are not incompatible with the functions of the Statutory Auditors, must be authorized by the Audit and Finance Committee, regardless of their scope. The Committee ensures that these assignments do not violate, among others, the provisions of article L. 822.11 of the French Commercial Code.

It also reviews and determines the independence of the Statutory Auditors and expresses an opinion on the amount of their fees for the audit of the accounts.

Based on the total amount of the fees paid for the audit of our accounts during a given fiscal year, our Committee sets the level(s) of fees beyond which the Committee must give a specific authorization for previously approved assignments.

The Committee’s work in 2008 and early 2009

The members of the Audit and Finance Committee met six times in 2008. The attendance rate was 100%.

In 2008, the Audit and Finance Committee conducted a review of the year-end consolidated financial statements for the year ended December 31, 2007 and the half-year consolidated financial statements for 2008 prepared under IFRS. It also reviewed the quarterly financial statements for the Group based on IFRS and the year-end parent company financial statements based on French GAAP. To prepare for this review, it relied on the work of the Disclosure Committee created to meet the requirements of the Sarbanes-Oxley Act in order to ensure the disclosure of reliable information about the Group. At each of its meetings, the Audit and Finance Committee was briefed by the Chief Financial Officer and the Statutory Auditors and examined, in the Auditors’ presence, the key points discussed with the Chief Financial Officer at the time of preparation of the financial statements. At the beginning of the year, the budget and financial forecasts for 2008 were presented. On several occasions, the Committee also discussed the risks specific to certain large contracts.

Our Audit and Finance Committee received the Internal Audit department’s annual report for 2007 as well as the internal audit plan for 2008. In the context of its review of the internal audits, the Committee was briefed by the Internal Audit department and, in coordination with it, analyzed the department’s resources. At regular intervals, the Committee monitored the progress made regarding the certification required by Article 404 of the Sarbanes-Oxley Act. On several occasions, it was briefed by the General Counsel about developments in the Costa Rica, Taiwan and Kenya matters (see Section 6.10 “Legal matters”).

Our Audit and Finance Committee gave prior authorization for assignments carried out by our Statutory Auditors which are not related to statutory audits. After presentations by the Chief Financial Officer and the Statutory Auditors, the committee also set the Auditors’ fees for 2008.

Our Audit and Finance Committee met twice in the first quarter of 2009, with an attendance rate of 100%, to conduct a review of the results and financial statements for the year ended December 31, 2008 and of the annual report of the Internal Audit department for 2008, as well as the internal audit plan for 2009. It reviewed the draft annual report on Form 20-F and the “reference document” to be filed with the French securities regulatory authorities, and the internal and external auditors’ reports on internal control procedures in place within our Group.

The NYSE Rules contain detailed requirements for the audit committees of U.S. listed companies. However, with respect to foreign private issuers, the NYSE Rules limit the requirements to compliance with the rules for audit committees prescribed by the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since July 31, 2005, foreign private issuers are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

One of the requirements under Rule 10A-3 is that each member of the Audit Committee be independent under the SEC definition of independence. Each of the current four members of our Audit and Finance Committee is independent under the criteria established by Rule 10A-3. In addition, Rule 10A-3 requires that the Audit Committee have direct responsibility with respect to the appointment, compensation, retention and oversight of the Company’s Auditors, over complaint management, and for engaging advisors. Also, direct funding for the committee must be provided. We believe that our Audit and Finance Committee’s practices are currently fully compliant with Rule 10A-3. It should be noted that French law provides that the election of a company’s Auditors is the responsibility of the shareholders and must be elected by the shareholders at our Annual General Meeting. Additionally, French law imposes a legal requirement that two sets of Statutory Auditors are appointed. The Auditors are designated for a period of six years, and they may only be removed by a court on grounds of professional negligence or the incapacity to perform their mission. Rule 10A-3 allows for such a practice when required by local law.

Alcatel-Lucent - 2008 annual report on form 20-F - 96

Back to Contents

While we are not required to comply with the other NYSE Rules governing Audit Committees, many of the requirements under such other NYSE Rules and under Rule 10A-3 overlap, and we believe that our practices are substantially aligned with such additional NYSE Rules.

Corporate Governance and Nominating Committee

Members

The Corporate Governance and Nominating Committee consists of no less than three members, at least two-thirds of whom must be independent.

At the beginning of 2008, the Committee members were Mr. Bernard (Chairman), Ms. Deily (until October 29), Mr. Schacht (until July 29), Mr. Blount and Mr. Spinetta. From December 11, 2008 onwards, its members are Mr. Bernard, who continues as Chairman, Lady Jay, Mr. Blount and Mr. Eizenstat. All are independent Directors.

Responsibilities

The role of our Corporate Governance and Nominating Committee, as defined by the Board of Directors’ Operating Rules, is to:

•

review questions related to the composition, organization and operation of the Board of Directors and its committees;

•

identify and propose to the Board individuals who are qualified to hold the position of Director and serve on committees;

•

develop and recommend to the Board a set of corporate governance principles applicable to the company;

•

oversee the evaluations of the Board and its committees;

•

examine the succession plans for the Chairman of the Board, the CEO and our Group’s other senior executives (Management Committee).

The Committee’s work in 2008 and early 2009

Our Corporate Governance and Nominating Committee met five times in fiscal year 2008 and the attendance rate was 96%. The members met each other informally on numerous occasions during the period when they were looking for a new Chairman, a new CEO and new Directors.

Firstly, the Committee supervised the Board’s self-evaluation procedure, performed in early 2008 by a specialized firm. It prepared the Board of Directors’ review of the independence of the members of the Board (in its previous configuration), and recommended confirming the independence criteria and the individual status of members, such as they were adopted by the Board in November 2006. It reviewed the proposal submitted to the shareholders for a resolution renewing the observers’ designation.

The Committee led the process that resulted in the important changes mentioned above, affecting the membership of the Board and the management team. It asked one of its members, an independent director, to perform in-depth reviews, then selected a well-known figure to continue the work and hold an informal meeting of the Board of Directors concerning corporate governance. With a view to implementing the decisions taken by the Board after this meeting, the Committee led the search for a new non-executive Chairman and a new CEO. After they had been chosen and appointed pursuant to the Committee’s recommendation, the Committee selected four other new Directors who were co-opted by the Board on December 11, 2008. The Committee examined the Board’s Operating Rules and recommended amendments.

The Committee met once in early 2009 and the attendance rate was 100%. It reviewed, among other things, the independence of the Directors (see paragraph “Independence of the Directors” in Section 7.3), proposed amendments to the Board’s Operating Rules and its own Operating Rules and organized its future work.

Although the Charter of the Corporate Governance and Nominating Committee provides that two thirds of its members must be independent, the Board noted that all of the committee’s members are independent in compliance with the criteria of the NYSE rules.

Compensation Committee

Members

The Compensation Committee consists of no less than three members, at least two-thirds of whom must be independent.

Early 2008, the members of this Committee were Mr. Hagenlocker (Chairman until September 17), Ms. Deily and Mr. Halbron, (both until October 29), and Lady Jay. Since December 11, 2008, the members are Mr. Spinetta (Chairman), Lady Jay, Mr. Eizenstat and Mr. Piou. All are independent Directors.

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

The Committee’s work in 2008 and early 2009

Our Compensation Committee met nine times in 2008 and the attendance rate was 100%.

It reviewed the application of the criteria for the variable portion of compensation for fiscal year 2007, for executives subject to the “Global Annual Incentive Plan” which also applied to the former CEO.

The Committee reviewed the proposed performance criteria for defining the variable compensation of the former CEO and that of senior executives for 2008 (see Section 7.5, “Compensation”). It also made recommendations to the Board concerning the allocation of bonus shares and Restricted Cash Units to the CEO, both subject to performance criteria.

It reviewed the draft resolutions submitted to the shareholders’ meeting held on May 30, 2008 concerning the authorization relating to the allocation of stock options and bonus shares, the performance criteria to which the commitments made to the former CEO, Ms. Russo, were subject in the context of the termination of or change in her duties, as well as Directors’ fees.

The Committee considered in great detail the conditions concerning the departure of the former CEO, taking into account legal advice provided by a law firm on several occasions.

It made recommendations relating to the compensation granted to the new Chairman of the Board of Directors and to the new CEO. It checked the compliance of the Group’s practices with the AFEP-MEDEF Recommendations concerning the compensation of chairmen and chief of executive officers of listed companies.

Alcatel-Lucent - 2008 annual report on form 20-F - 97

Back to Contents

It gave its opinion on the compensation of certain executive officers who were promoted, and on the allocation of stock options to new executive officers recruited externally. Finally, it discussed the reassessment of Directors’ fees (see section 7.3, “Powers of the Board of Directors”).

Our Compensation Committee met twice in early 2009 (the attendance rate was 100%), among other things to establish that the performance levels affecting the determination of the variable part of compensation pursuant to the Global Annual Incentive Plan for 2008 and the acquisition of the bonus shares allocated to the Chairman in 2008 had been met, to examine the Plan’s criteria for 2009, to recommend grants of stock options and of Performance shares, and to make some minor amendments to its Operating Rules.

The Board of Directors noted the independence of the members of the Compensation Committee, in compliance with the requirements of the NYSE rules.

Strategy and Investment Committee

Members

Pursuant to the Board’s Operating Rules adopted on November 30, 2006, the Committee consisted of at least four members and was chaired by the Chairman of the Board of Directors. The Chairman was Mr. Tchuruk and the other members, who were independent Directors, were Mr. Cornu, Mr. Hagenlocker and Mr. Schacht.

Responsibilities

The role of our Strategy and Investment Committee, as defined by the Board of Directors’ Operating Rules, was to review our Group’s proposed strategic direction and investments, the related internal restructuring activities, the proposed investments and sales of assets, and in particular, to monitor, on the Board’s behalf, the integration of historical Alcatel and Lucent units and the creation of synergies.

The Committee’s work in 2008

Our Strategy and Investment Committee held two meetings in 2008, both of which were open to all Directors and to the observers and the attendance rate was 100%. In these meetings, the Committee discussed the budget for 2008, relations with investors and the current strategic projects. It analyzed the Group’s portfolio of activities with regard to the key changes affecting its markets, and reviewed specifically the development of digital home networks.

As mentioned earlier, at its meeting of October 29, 2008, the Board decided to dissolve the Strategy and Investment Committee and to create a Technology Committee.

Technology Committee

The role of the Technology Committee is to review key technological strategies that underlie R&D and the launch of new products. It must stay up to date with the progress of our scientific and technical projects in cooperation with university and research centers.

Our Technology Committee consists of Mr. Hughes (Chairman) and Mr. Piou as well as Mr. Kim, President of Bell Labs and Mr. Keryer, President of our “Carrier” Group, and Mr. Desbois and Mr. Hauptmann, observers. Other highly-qualified people from the telecommunications industry who do not work for the company are currently being considered by Mr. Hughes, who will make a proposal to the Board.

The Committee met three times in early 2009 and the attendance rate was 94%. At these meetings, the Group’s technologies, activities in mobile networks (at the world convention in Barcelona) and the current research projects at Bell Labs, were presented to the Board of Directors and observers.

7.5

COMPENSATION

Compensation policy for Executive Directors* of the company

* For purposes of this document, Executive Directors are our Chairman of the Board and our Chief Executive Officer.

The Compensation Committee is responsible for making proposals to the Board regarding compensation of the Directors, the Chairman, the CEO and the key senior executives. It evaluates all of the compensation paid or granted to them, including compensation relating to retirement and benefits of any nature. It also reviews the policies relating to the grant of stock options and Performance shares to executives of the Group and particularly to senior executives.

The Committee’s recommendations concern the annual evaluation of our management and the setting of the fixed and variable compensation paid to key executives. This includes the rules for setting the variable part of the compensation based on their performance and our medium-term strategy, as well as the targets retained for evaluating their performance.

The remuneration of the Chairman of the Board of Directors and the Chief Executive Officer is set by decision of the Board of Directors on the basis of these proposals.

The Compensation Committee was consulted in particular in the context of the arrival of the new Executive Directors of the Group, to set their compensation. The principles governing the recommendations were based both on the analysis of practices observed by other issuers in the same business as Alcatel-Lucent and in reference markets, including Europe and the United States.

The Compensation Committee and the Board of Directors have ensured that the commitments made by Alcatel-Lucent comply with the law and with the AFEP-MEDEF Recommendations of October 2008 concerning compensation of executive Directors of listed companies.

Alcatel-Lucent - 2008 annual report on form 20-F - 98

Back to Contents

Chairman of the Board of Directors

Mr. Camus receives € 200,000 of fixed annual compensation in his capacity as Chairman of the Board of Directors. For fiscal year 2008, this amount was calculated on a pro-rata basis starting on the date on which he took office, October 1, 2008 and amounted to € 50,000.

His cash compensation does not include a variable portion and he does not receive any director’s fees in his capacity as director or member of one of the Board’s committees.

Mr. Camus benefits from the resources required for the execution of his duties, that is, the use of a visitor’s office, part-time secretarial services, and reimbursement of costs relating to professional expenses and travel for the purposes of representing the company.

Chief executive officer

The annual cash compensation of Mr. Verwaayen, like that of all the Group’s executives, including senior executives, consists of a fixed part and a variable part. The variable portion set each year by the Board takes into account the prospects for development and results of the Group for the following year, according to specified stable criteria. It is paid during the year following the fiscal year to which it relates.

Mr. Verwaayen receives € 1.2 million fixed annual compensation in his capacity as CEO.

For fiscal year 2008, this amount was calculated on a pro-rata basis starting on the date on which he took office, September 15, 2008, and amounted to € 350,000.

The Board of Directors decided on September 17, 2008, that Mr. Verwaayen’s variable compensation will be based on performance targets reviewed on a yearly basis upon the proposal of the Compensation Committee. The target bonus is 150% of his fixed compensation if he meets 100% of his performance targets. If the actual performance exceeds the performance targets, the variable compensation may amount to up to 200% of his target bonus.

The performance criteria and the amount of variable compensation, which depend on the achievement of performance targets, will be set each year on this basis by the Board of Directors, acting upon the proposal of the Compensation Committee.

The variable compensation to be paid to Mr. Verwaayen for 2009 will be based on the performance related criteria concerning our Group described below, which apply to all of the senior executives as well as to a large portion of the executives of the Group.

The Board of Directors, meeting on February 3, 2009, set these criteria in relation to Revenues, Operating income and Operating cash flow minus restructuring cash outlays and capital expenditures, the criteria counting respectively for 33%, 33%, and 34% in the determination of the variable compensation.

In addition, he receives as benefits in kind a monthly impatriation allowance of € 10,000 and the use of a company car with a driver.

For the year 2008, Mr. Verwaayen was to receive, in accordance with the commitment made to him by the Board of Directors, compensation equal to 150% of his fixed compensation on a pro-rata basis, that is, € 525,000 instead of his variable compensation. Given the very low bonuses awarded to employees for 2008, in line with the Group’s performance, and the freeze of compensation for 2009, Mr. Verwaayen has decided to forego the € 525,000 that had been decided by the Board.

Mr. Verwaayen does not receive any Directors’ fees in his capacity as Director of the Company.

Table summarizing the compensation of the Chairman of the Board and the CEO

The compensation and benefits in kind with respect to the year 2008, which have been paid or were due to the Chairman of the Board and the CEO, both of whom started their respective functions during fiscal year 2008, are summarized below.

Gross sums paid and due in € for fiscal year 2008	Philippe Camus Chairman of the Board of Directors		Ben Verwaayen CEO
	Due	Paid	Due	Paid
Fixed remuneration	-	50,000	-	350,000
Variable remuneration	-	-	-	-
Exceptional remuneration (1)	-	-	-	35,000
Directors’ fees	-	-	-	-
Benefits in kind (2)	-	-	-	491
TOTAL	-	50,000	-	385,491
(1) Impatriation allowance referred to above. (2) Company car.

Alcatel-Lucent - 2008 annual report on form 20-F - 99

Back to Contents

Stock options and Performance shares

When they started their respective functions, both Mr. Camus and Mr. Verwaayen were granted Performance shares (also called restricted stock units) and Mr. Verwaayen also received stock options, in each case under the terms and conditions of the authorizations approved by the company’s extraordinary general meeting, which took place on May 30, 2008.

The grants decided by the Board of Directors upon the proposal of the Compensation Committee generally included performance-related conditions. The Board of Directors set the number of shares to be retained by executive officers resulting from the exercise of stock options and Performance shares as well as the number of shares to be bought, in compliance with AFEP-MEDEF Recommendations on grants made after their publication in October 2008.

Chairman of the Board of Directors

2008 Performance shares. On September 17, 2008, the Board of Directors decided to grant a maximum of 100,000 Performance shares to Mr. Camus with effect on October 1, 2008 on the condition that the presence and performance conditions are met. The vesting period is two years, followed by a two-year holding period, which results in an availability date of October 1, 2012 at the earliest. Vesting will be subject to the Alcatel-Lucent group performance conditions and the conditions linked to attaining targets specific to the duties of the Chairman of the Board throughout the two-year vesting period.

The vesting of Performance shares can only occur if Mr. Camus remains in his capacity as executive director at the end of the two-year vesting period. This condition will be deemed to be fulfilled if the Chairman of the Board of Directors is removed from office for reasons other than cause and in the event that he resigns from his office of Chairman of the Board of Directors for a reason other than personal reasons or in the event of a change in the control of the company.

The Board of Directors set presence and Alcatel-Lucent group performance conditions on the basis of the criteria used for the variable compensation part of the Global Annual Incentive Plan (AIP) applicable to some 43,000 employees in the Group. The performance criteria are the evolution of revenues and operating income. The achievement of performance conditions is evaluated by the Board of Directors at the end of three separate periods: fourth quarter of fiscal year 2008, the end of fiscal year 2009 and the first three quarters of fiscal year 2010. The Board of Directors will set performance targets for the revenues and operating income-related criteria, for each of the three periods.

The attainment of targets specific to the duties of the Chairman of the Board will be evaluated over a two-year period running from October 1, 2008, through September 30, 2010. It will be assessed in stages defined by the Board of Directors, and include the Board of Directors’ reorganisation, the implementation of corporate governance best practices, and the performance by the Board of Directors of its mission to define our strategic orientation. These targets and their different stages were specified at the Corporate Governance and Nominating Committee meeting held on March 17, 2009.

2009 Performance shares. The Board of Directors, which met on March 18, 2009, decided to award a maximum of 200,000 Performance shares to Mr Philippe Camus. The vesting period of these shares is two years followed by a holding period of an additional two years, meaning that these shares are available for sale at the earliest on March 18, 2013. The conditions of award include, in particular, a presence and performance conditions relating to the performance of the Alcatel-Lucent Group and to the achievements of targets specific to the responsibilities of Chairman of the Board during the two-year vesting period. With respect to the performance of the Group, as is the case for all Group employees who are beneficiaries of Performance shares, there are three performance criteria: Revenues, Operating income and Operating cash flow minus restructuring cash outlays and capital expenditures.

The assesment of whether the targets specific to the duties of the Chairman of the Board have been met will occur over a two-year period beginning March 2008. The targets include: implementing adequate measures regarding the organization of the Board of Directors at the expiry of the term of office of the majority of the Board members in 2010, implementing the best corporate governance principles and leading the Board of Directors in its mission of defining the strategic direction of the Group.

The Board of Directors noted that this grant of Performance shares to the Chairman would represent 0.9% of the global authorization approved by the shareholders’ meeting held on May 30, 2008 and 2.9% of the total number of Performance shares granted to beneficiaries on March 18, 2009.

Pursuant to the decision of the Board of Directors of September 17, 2008 and March 18, 2009, the number of shares which Mr. Camus must retain until the end of his duties, resulting from the grant of Performance shares, must equal 100% of his annual compensation. The share price to be used is the closing price on the day of trading preceding the vesting date of the Performance shares.

In addition, the grant of these 200,000 Performance shares in 2009 are subject to an obligation to purchase new shares under the same conditions applicable to the grant of Performance shares to the CEO decided by the Board of Directors held on October 29, 2008 as described further below.

Summary table

The grant of Performance shares to the Chairman of the Board of Directors is summarized below.

Mr. Camus	Plan	Maximum number of shares	Vesting date (2)	Availability date (2)	Performance conditions	Unit valuation (1)
Performance shares	09/17/2008	100,000	10/01/2010	10/01/2012	Over 2 yearssee above	€ 3.05
Performance shares	03/18/2009	200,000	03/18/2011	03/18/2013	Over 2 yearssee above	€ 1.19

(1)

Unit valuation, to the nearest tenth of a Euro, is the valuation given in the consolidated financial statements as of the date of grant. This value results from theoretical computations. Gains actually realized will depend on the share price on the date on which the shares are sold. On March 18, 2009, on the basis of a share price of 1.228 euro, the valuation of each Performance share amounts to 1.19 euro.

(2)

The earliest that vesting may occur is on this date, and will occur on the first business day following the acknowledgment by the Board of Directors of the fulfillment of the presence and performance conditions when the vesting period expires.

Alcatel-Lucent - 2008 annual report on form 20-F - 100

Back to Contents

The CEO

Stock options

2008 Stock options grant. On September 17, 2008, the Board of Directors decided to grant 250,000 Alcatel-Lucent stock options to Mr. Verwaayen at an exercise price of € 3.90.

The conditions of this grant are based on the principles applicable to the annual stock-option plan. The exercise price for the stock options does not include any discount or exemption in relation to the average price of the share over a period of twenty days preceding the grant. It is an eight-year plan with a four-year holding period. Its rules provide that one quarter of the rights over the stock options are acquired each year.

In compliance with the commitment made by the Board of Directors at the shareholders’ General Meeting of May 30, 2008, this grant is subject to a condition linked to the performance of Alcatel-Lucent shares. Consistent with the discretion left to the Board of Directors by the terms of this commitment, the Board has decided that this condition applies to 50% of the total number of stock options awarded, that is, 125,000 stock options.

The performance of Alcatel-Lucent shares will be measured regularly in comparison to a representative sample of 14 solution and service providers in the telecommunications equipment sector which has been determined by the Board of Directors (the number of solution and service providers composing this representative sample may be revised depending on the evolution of these companies (mergers, bankruptcies), so as to create a ranking among Alcatel-Lucent and the other issuers. Rights over the stock options subject to a performance condition are acquired depending upon Alcatel-Lucent’s position in the ranking at the end of each 12-month period during the four year vesting period. At its first meeting following the end of each period, and after review by the Compensation Committee, the Board of Directors will determine, on the basis of an analysis approved each year by a consulting firm appointed by the Board of Directors, the fulfillment or non-fulfillment of the performance condition.

The rights attached to the stock options granted by the Board of Directors will be acquired on the condition that Mr. Verwaayen retains his capacity of Executive Director at the end of the four-year vesting period. This condition will be deemed to be satisfied if the CEO is removed from office for reasons other than cause and in the event that he resigns from his office as CEO for reasons other than personal reasons, or in the event of a change in the control of the company.

Mr. Verwaayen must retain, until the end of his duties, 100% of the capital gains resulting from the exercise of the options, net of tax, any other mandatory deductions and the value of any gain used in a cashless exercise of such options. This obligation will be suspended while he holds Alcatel-Lucent shares of a value at least equal to the total amount of his fixed and variable compensation, assuming attainment of 100% of the targets fixed for him by the Board for the year preceding the exercise of the stock options.

2009 Stock options grant. The Board of Directors’ meeting held on March 18, 2009 granted Mr. Verwaayen 1 million performance-related stock options, at an exercise price of € 2.00, that is, 84% above the average opening price of the share on the stock market over the 20 trading days preceding the date of the Board meeting granting the stock options. The performance conditions are the same as those for the 2008 grant as described above and will apply to the acquisition of 50% of the total number of stock options awarded.

The Board of Directors noted that the grant of stock options in favor of the CEO represents 1.1% of the global authorization approved by the shareholders’ meeting held on May 30, 2008 and 1.9% of the total grant of stock options decided on March 18, 2009.

In addition, the Board of Directors has declared that Mr. Verwaayen will, in principle, benefit from an annual grant of stock options for a value comparable to the 2009 grant throughout the duration of his term of office as CEO.

Performance shares

On October 29, 2008, the Board of Directors decided to award a maximum of 250,000 Performance shares to Mr. Verwaayen, subject to presence and performance conditions. The vesting period is two years, followed by another two-year holding period, giving an earliest availability date of January 1, 2013.

The Board of Directors set presence and Alcatel-Lucent group performance conditions on the basis of the criteria used for the variable compensation part of the Global Annual Incentive Plan (AIP) applicable to some 43,000 employees in the Group. The performance criteria are the evolution of revenues and of operating income. A third criteria is linked to achieving targets specific to the duties of the CEO according to stages defined by the Board of Directors, including the definition of the Group’s strategy and the design and implementation of the structural model that corresponds to the proposed strategy.

The vesting of Performance shares can only occur if Mr. Verwaayen remains in his capacity as Executive Director at the end of the two-year vesting period. This condition will be deemed to be satisfied if the CEO is removed from office for reasons other than cause and in the event that he resigns from his office of CEO for reasons other than personal reasons, or in the event of a change in the control of the company.

Mr. Verwaayen must hold, until the end of his duties, a proportion of shares resulting from the grant of Performance shares equal to 40% of his annual fixed and variable remuneration net of tax, assuming attainment of 100% of his targets as defined by the Board of Directors for the year preceding the vesting of the Performance shares. However, this obligation will be suspended while he holds Alcatel-Lucent shares of a value at least equal to 40% of this remuneration. The share price used is the closing price on the day of trading preceding the vesting date of the Performance shares.

Moreover, these 250,000 Performance shares will vest on the condition that two Alcatel-Lucent shares are bought per five shares vested at the end of the vesting period, i.e., 100,000 shares if 100% of the performance criteria are met over two years, and at the latest at the end of the period during which the shares must be retained by law. However, this obligation will be suspended while Mr. Verwaayen holds Alcatel-Lucent shares of a value at least equal to 40% of the annual fixed and variable compensation net of tax, assuming attainment of 100% of the targets defined by the Board of Directors for the year preceding the vesting of the Performance shares. The Alcatel-Lucent share price used is the closing price of the day of trading preceding the vesting date of the Performance shares.

Summary tables

The grant of stock options and of Performance shares to the CEO are summarized below.

Alcatel-Lucent - 2008 annual report on form 20-F - 101

Back to Contents

Mr. Ben Verwaayen	Plan	Number of stock options granted	Exercise price	Exercise period	Performance conditions	Unit valuation (1)
Stock options	09/17/2008	250,000	€ 3.90	09/17/2012 to 09/16/2016	Share performance for 50% of the grant over 4 years	€ 2.13
Stock options	03/18/2009	1,000,000	€ 2.00	03/18/2013 to 03/17/2017	Share performance for 50% of the grant over 4 years	€ 0.57

(1)

Unit valuation, to the nearest tenth of a Euro, is the valuation given in the consolidated financial statements as of the date of the grant. This value results from theoretical computations. Gains actually realized will depend on the share price on the dates on which the shares resulting from the exercise of stock options are sold. On March 18, 2009, on the basis of a share price of 1.228 euro, the valuation of stock options granted in September 2008 amounts to € 0,39, and that of stock options granted in March 2009 amounts to €Ê0,57.

Mr. Ben Verwaayen	Plan	Number of shares awarded	Vesting date (2)	Availability date (2)	Performance conditions	Unit valuation (1)
Performance shares	10/29/2008	250,000	01/01/2011	01/01/2013	Over 2 yearssee above	€ 1.63

(1)

Unit valuation, to the nearest tenth of a Euro, is the valuation given in the consolidated financial statements as of the date of grant. This value results from theoretical computations. Gains actually realized will depend on the date of the sale for Performance shares. On March 18, 2009, on the basis of a share price of € 1.228, the valuation of each Performance share amouts to € 1.19.

(2)

The earliest that vesting may occur is on this date, and will occur on the first business day following the acknowledgment by the Board of Directors, when the vesting period expires, of the fulfillment of the presence and performance conditions.

Commitments concerning retirement

Commitments relating to retirement were made to Mr. Verwaayen by Alcatel-Lucent when he was appointed CEO.

He benefits from the same private pension plan applicable to French senior executives in the Alcatel-Lucent group (AUXAD plan), and may exercise his right to retirement from the age of 60. We have undertaken to top up the CEO’s rights as necessary in the event that, on exercising his rights from the age of 60, he does not, on the basis of the total rights acquired throughout his career, including by virtue of AUXAD, benefit from a replacement of 40% of the average compensation of the two most highly-remunerated years in the last five years of his career. In addition, in contrast to the other executives in the company, his rights under AUXAD are capped and stop increasing from the moment when the total rights acquired throughout his career (including under AUXAD) reach this 40% replacement.

AUXAD, a retirement plan created in 1976 and applicable to approximately 360 beneficiaries within the Group, does not require that the beneficiaries be employees or Executive Directors of Alcatel-Lucent at the time they exercise their retirement rights, and accordingly we do not conform on this specific point to the AFEP-MEDEF Recommendations on the Compensation of Executive Directors in Listed Companies, which were issued after the appointment of Mr Verwaayen. Indeed, like other executives coming from abroad, whose retirement is mostly dependent on company pension plans, Mr. Verwaayen has not contributed throughout his career to the French mandatory plans (CNAV, AGIRC-ARRCO). Consequently this recommendation did not seem appropriate to his situation.

Also, in contrast with the terms applicable to our other executive officers, the grant of this private pension is subject to performance-related criteria, which will be assessed throughout Mr. Verwaayen’s term of office, namely the evolution of revenues and operating income analyzed in relation to a representative sample of companies in the sector, as well as the evolution of our share price compared to previous years. The Board of Directors has also defined qualitative criteria, including our strategic repositioning, the review of our business portfolio, and the evolution of our customer satisfaction index.

The capping and the performance criteria mentioned above provide a safeguard for us and our shareholders’ interests.

Mr. Verwaayen was also eligible for a pension arrangement pursuant to his employment contract with Lucent Technologies Inc. from 1997 until 2002. The Lucent pension arrangements were to be offset by pensions provided by KPN and Dutch Social Security.

The specific provisions relating to commitments concerning retirement, to the extent that the pension benefits may be due upon or after termination of or change in the duties of Mr. Verwaayen, are subject to the regulated agreements procedure as provided in Article L. 225-42-1 of the French Commercial Code and will be subject to the approval of the shareholders’ meeting.

Commitments upon termination of the CEO’s functions

The CEO does not benefit from any severance package as a result of the termination of his functions, and was not bound by an employment contract with us or one of our subsidiaries prior to his becoming our CEO.

Mr. Camus does not benefit from any commitment from us applicable upon or after the end of his functions as Chairman of the Board.

Alcatel-Lucent - 2008 annual report on form 20-F - 102

Back to Contents

Summary table of the global compensation situation of the Chairman and the CEO

The tables below summarize the position of the executive Directors for fiscal year 2008, the year in which they started their respective functions:

Gross amounts paid in 2008 (in euros)	Philippe Camus	Ben Verwaayen
Remuneration due for the fiscal year	50,000	385,491
Valuation of stock options granted	-	532,500
Valuation of Performance shares awarded	305,000	407,500
TOTAL	355,000	1,325,491

	Employment contract	Additional pension schemes	Termination payments or benefits payable or likely to become payable resulting from the termination or change of position	Indemnification paid pursuant to a non-competition clause
Mr. Camus Chairman of the Board of Directors Appointed on October 1, 2008 Up for renewal at the 2010 shareholders’ meeting	Not applicable	Not applicable	Not applicable	Not applicable
Mr. Verwaayen Chief Executive Officer Appointed on September 15, 2008 Up for renewal at the 2010 shareholders’ meeting	Not applicable	Yes Please refer to paragraph “Commitments concerning retirement”, above, for more details	Not applicable	Not applicable

Executive Directors whose duties terminated in 2008

Mr. Tchuruk, Chairman of the Board of Directors until September 30, 2008

The Board of Directors, meeting on September 1, 2008, acknowledged the termination of the duties of Mr. Tchuruk in his capacity as Chairman of the Board of Directors and company Director effective as of October 1, 2008.

By virtue of the office that he had held since November 30, 2006, and in compliance with the Board of Directors’ decision of the same date, he received double the amount of Directors’ fees paid to all of the other Directors.

In addition, Mr. Tchuruk benefited from a company car with a driver and the services of a secretary until the termination of his duties as Chairman.

Summary table of compensation

The table below summarizes the various elements of the compensation of Mr. Serge Tchuruk at December 31 of each year, for fiscal years 2007 and 2008.

Mr. Tchuruk	2007		2008
(gross amounts in euros)	Due	Paid	Due	Paid
Fixed remuneration	-	-	-	-
Variable remuneration (1)	-	244,544	-	-
Exceptional remuneration (2)	-	5,675,540	-	-
Directors’ fees	-	96,890	-	76,712
Benefits in kind	-	-	-	6,840
Valuation of stock options granted	-	-	-	-
Valuation of Performance shares granted	-	-	-	-
TOTAL	-	6,026,094	-	83,552

(1)

Amount of the portion of variable remuneration due by virtue of his duties as CEO for the first 11 months of 2006, calculated on the basis of criteria applicable to all senior executives during fiscal year 2006.

(2)

Commitments were made to Mr. Tchuruk in 1995, when the company called on him to take on the duties of Chairman and CEO, as a result of the Board of Directors’ decisions of May 30 and December 13, 1995. These commitments were further specified in the meetings of October 30, 2001 and December 11, 2002. They provided that, in the event the CEO’s duties were terminated, an indemnity would be paid equal to twice the average of the two highest annual fixed and variable remunerations paid in the 5-year period preceding his departure. On November 30, 2006, the Board of Directors determined the amount of the indemnity, that is, € 5,675,540.

Alcatel-Lucent - 2008 annual report on form 20-F - 103

Back to Contents

Summary table of stock options and other securities available for exercise

The table below summarizes the stock options that were granted to Mr. Tchuruk and that were still outstanding on December 31, 2008:

Mr. Tchuruk	Grant date	Number of stock options granted	Exercise price	Exercise period	Exercised
Stock options	03/10/2004	400,000	€ 13.20	From 03/10/2008 to 3/9/2012	-
Stock options	03/07/2001	400,000	€ 50	From 03/07/2005 to 03/06/2009	-

The company has no other commitments to Mr. Tchuruk.

Ms. Russo, CEO until September 14, 2008

The Board of Directors, meeting on September 1, 2008, acknowledged the termination of the duties of Ms. Russo as company CEO effective September 15, 2008.

Ms. Russo’s gross fixed annual compensation was € 1.2 million for fiscal year 2008. The fixed portion paid for fiscal year 2008 calculated on a pro-rata basis up to September 15, 2008, was € 850,000.

The Board of Directors, meeting on March 18, 2009, noted the amount of variable compensation to be paid to Ms. Russo for fiscal year 2008, i.e., € 255,000. The amount was calculated according to the performance-related targets set by the Board on March 25, 2008, pro-rated for the period between January 1 and September 15, 2008. These criteria were also applicable to all senior executives, as well as to approximately 43,000 executives in the Group. These criteria relate to the Group’s consolidated revenue and operating profit, counting for 40% and 60%, respectively, in the calculation of the variable compensation.

During the year 2008, Ms. Russo also received reimbursement of part of her housing expenses in Paris, as well as a company car with a driver.

Commitments made by the company

The Board, at its meeting of November 30, 2006, decided to assume the terms of Ms. Russo’s employment contract with Lucent Technologies Inc., that pertained to the termination of Ms. Russo’s duties as our CEO. This Board decision was the subject of a Statutory Auditors’ report and was approved by the Shareholders’ meeting of June 1, 2007.

Ms. Russo’s employment agreement and the Officer Severance Policy to which the document refers, provide for the payment of an indemnity and an acceleration of current stock option grants in the event of dismissal without cause, a change of control of the company, or resignation for good reason, each as defined in the Policy. This Officer Severance Policy applies to certain executives of Lucent.

The definition of “good reason” provides for a number of situations, including a significant reduction of the chief executive’s duties. The Board of Directors Meeting held on July 28, 2008, acknowledged that Ms. Russo could consider that the nature of the relations that had developed between herself and the Board led to a reduction with regard to the duties that she exercised previously under her employment contract with Lucent Technologies Inc.

In the event of the termination of her duties, Ms. Russo was entitled to the continuation of the payment of the fixed portion of her compensation for a “continuation period” of two years and to the payment, in each of the two Decembers within the said period, of a bonus equal to the target bonus of her variable compensation.

This commitment made by us was subject to a performance condition, effective on January 1, 2009, which was approved by the shareholders’ meeting held on May 30, 2008. The performance condition would be deemed to be met if, over the period running from January 1, 2009 up until the termination of her duties as CEO, at least 90% of the performance target with respect to revenue or 75% of the performance target in respect of operating profit, as set by the Board of Directors for the determination of Ms. Russo’s variable compensation, was met. As the duties of Ms. Russo were terminated before January 1, 2009, this condition did not apply.

Other benefits and long-term incentive compensation

In addition, Ms. Russo is entitled to the same benefits as those applicable to many of Alcatel-Lucent’s North American employees, generally calculated, with respect to most benefits, on the basis of the annual fixed and variable compensation paid by the Group as described above. These benefits include the Lucent pension plan and the disability insurance programs. Ms. Russo also benefits from life insurance.

Pursuant to Ms. Russo’s employment contract with Lucent in 2002, Ms. Russo is entitled to a retirement benefit equal to the greater of U.S. $ 740,000 per year, or the amount that would be allocated to her under the Alcatel-Lucent Retirement Income Plan providing general coverage for most of the “non-represented” employees (a beneficiary who is not represented by a trade union) of Lucent. Under this pension plan, each participant hired prior to January 1, 1999, like Ms. Russo, receives an amount equal to 1.4% of the sum of (a) the average annual compensation of the beneficiary over the five-year period ending on December 31, 1998 (excluding the variable compensation paid in December 1997) multiplied by the number of years of service at that date, (b) the total compensation received by the participant after 1998 and (c) the variable part of his/her compensation received in December 1997. The average annual compensation includes both fixed and variable components of the compensation paid to Ms. Russo.

Stock options and other securities available for exercise

The Board of Directors, meeting on April 4, 2008, decided to grant Ms. Russo 800,000 Alcatel-Lucent stock options at the price of € 3.80. These options were awarded under conditions identical to the annual stock-option plan dated March 25, 2008. For more information, see paragraph “Stock options” in Section 5.13 “Human Resources”.

Summary table

The table below shows the position regarding stock options and other securities held by Ms. Russo at the date of the termination of her duties, that is, September 14, 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 104

Back to Contents

Ms. Russo	Grant date	Number of stock options granted	Exercise price	Exercise period	Number of stock options exercisable	Unit valuation (1)
Alcatel Lucent stock-option plan	04/04/2008	800,000	€ 3.80	60 days running from 4/4/2012	483,333(2)	€ 1.47
Alcatel Lucent stock-option plan	03/28/2007	800,000	€ 9.10	60 days running from 03/28/2011	683,333(2)	€ 3.01
Lucent stock-option plans	Between 1999 and 2006		€ 33.58(3)		2,982,203
Lucent RSUs (4)	11/01/2006		-	-	73,913

(1)

Unit valuation, to the nearest tenth of a Euro, is the valuation given in the consolidated financial statements as of the date of grant. This value results from theoretical computations. Gains actually realized will depend on the share price on the dates on which the shares resulting from the exercise of stock options are sold.

(2)

These options will vest definitively on 09/15/2010.

(3)

Average exercise price.

(4)

RSU: Restricted Stock Units entitling the holder to one Alcatel Lucent share. Such RSU vested on November 1, 2008.

Termination conditions for Ms. Russo

The termination conditions for Ms. Russo involve the application of the policy described above which was referred to in her Lucent Technologies Inc. Chairman & Chief Executive Officer Employment Agreement.

As a consequence of the commitments described above concerning the continuation by Alcatel-Lucent of the provisions in her initial employment agreement with Lucent Technologies Inc., Ms. Russo’s rights following the termination of her duties as company CEO were as follows:

•

payment of the sum of € 6 million as severance package in satisfaction of the two-year continuation payment obligation;

•

in compliance with Lucent’s Officer Severance Policy and starting on September 15, 2010, private pension benefit in the form of an annuity equal to the difference, where applicable, between $ 740,000 and the annual amount to which she is entitled on the basis of all the pension plans of Lucent and its affiliated companies;

•

vesting up until September 15, 2010, of the rights pursuant to the stock options granted under the plans as described above.

Ms. Russo forfeited the 366,300 Restricted Cash Units granted to her by decision of the Board of Directors on April 4, 2008, which were subject to the eligibility condition of two years’ presence from the date of grant of the Restricted Cash Units, and the 278,000 bonus Alcatel-Lucent shares stipulated by the board decision of November 30, 2006.

The obligation by Ms. Russo to retain the Alcatel-Lucent shares originating from exercising the stock options awarded in 2007 and 2008 no longer applies as a consequence of the termination of her duties as company CEO.

Summary table

The table below summarizes the composition of Ms. Russo’s remuneration, at December 31 of each year, over the years 2007 and 2008.

Ms. Russo	2007		2008
Gross amounts (in euros) (1)	Due	Paid	Due	Paid
Fixed remuneration	-	1,200,000		850,000
Variable remuneration (2)	-	344,284	255,000	635,400
Exceptional remuneration (3)	-	-	6,000,000	154,909
Director’s fees	-	-		-
Exceptional remuneration (4)	-	107,953		257,378
Benefits in kind	-	164,480		140,774
TOTAL		1,816,717		2,038,461
Valuation of stock options granted in 2008		2,408,000		1,176,000
Valuation of bonus shares distributed in 2008		-		-
TOTAL		4,224,717	6,255,000	3,214,461

(1)

2007 rate of exchange: € 1.00 = U.S. $ 1.37096; 2008: € 1.00 = U.S. $ 1.4710.

(2)

2007: The variable part by virtue of her duties as Chairman and CEO of Lucent, during the period October through December 2006 (representing about 26% of Ms. Russo’s annual target bonus). The criteria set by the Lucent Compensation Committee were based on Lucent’s operating income and revenue and on individual performances. The three-month period of October 1 through December 31, 2006 included two months of Lucent’s 2007 fiscal year (October and November) before the closing of the business combination and one month of Alcatel-Lucent’s 2006 fiscal year (December) after the closing of the business combination.

2008: the variable part for 2007, i.e. € 635,400, represented 35.3% of the target bonus. The criteria were defined by the Board of Directors, meeting on March 28, 2007, namely the consolidated revenue, operating profit, and the net change in the free cash flow (operational cash flow minus capital expenditures), these criteria counting respectively for 50%, 25% and 25% in the determination of the variable remuneration. The variable portion related to fiscal year 2008 amounts to € 255,000.

(3)

These amounts are the severance package the payment of which was made during the first quarter of 2009 (€ 6,000,000 in satisfaction of the two-year continuation payment obligation) and amounts due in relation to unused paid leave (€ 154,909).

(4)

2007 and 2008 amounts correspond essentially to an adjustment to take into account social security payments in France as well as an adjustment in 2008 for the reimbursement of the fiscal and social payments linked to her partial residency in France.

Alcatel-Lucent - 2008 annual report on form 20-F - 105

Back to Contents

Remuneration of Directors and observers

Year 2008

The aggregate Directors’ fees approved at the Shareholders’ Meeting on June 1, 2007 amounted to € 700,000.

Directors’ fees for fiscal year 2008 were distributed based on the following principle: one half of the total fee was divided among the Board members equally, and the remaining amount was allocated among the Board members according to their attendance at meetings of the Board and Committees to which they belonged.

However, those rules did not apply to Ms. Russo (as well as to Messrs Camus and Verwaayen from the time they became Directors), who did not receive any Director’s fees, or to Mr. Tchuruk, who received proportionately twice the amount received by the other Directors.

Fixed fees and variable fees were determined for each Director. Fixed fees, calculated on the basis of half of the overall Directors’ fees budget, was of an equal amount for each Director. Mr. Tchuruk received twice the equivalent of a Director’s fixed fees. Variable fees were calculated on the basis of the Directors’ attendance at Committee and Board meetings. Each Director received part of the variable fees according to the number of Committee and Board meetings he or she attended. Mr. Tchuruk received twice the equivalent of the amount of his variable fees.

The Directors’ fees were paid in two installments, one after the Annual Meeting of Shareholders and the other at the end of the year.

The observers receive a fee set at the Shareholders’ Meeting divided equally between them and paid in the same way as the Directors’ fees. The Combined Shareholders’ Meeting of June 1, 2007 set the total amount of observers’ fees, which remains unchanged, at € 100,000.

Year 2009

On Febuary 3, 2009, the Board of Directors approved the new manner in which Directors’ fees will be distributed in 2009.

The total amount of the fees is still halved, with distribution of a fixed portion according to the following rules:

•

the Chairman of the Audit and Finance Committee receives an annual amount of € 25,000;

•

the other members of the Audit and Finance Committee each receive an annual amount of € 15,000;

•

the Chairman of each of the other three committees receives an annual amount of € 15,000;

•

the members of these other three committees each receive an annual amount of € 10,000;

•

the remaining amount is distributed equally among all the Directors.

The second portion is a variable amount allocated among the Board members according to their attendance at meetings of the Board and of the Committees to which they belong.

The newly-appointed Chairman and CEO of the company, as well as the Directors holding office within the Company’s management structure do not receive Directors’ fees. The Directors who take part in meetings of Committees of which they are not members are not compensated for such attendance.

The total amount of observers’ fees remains unchanged, at € 100,000.

The table below shows the allocation of Directors’ fees and the compensationof the observers in respect of their attendance for fiscal years 2007 and 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 106

Back to Contents

The Directors (gross amount in euros)	2007	2008
Mr. Bernard	46,770	53,660
Mr. Blount	46,770	56,197
Mr. Cornu (1)	46,770	46,052
Ms. Deily	56,818	57,407
Mr. Denham	50,120	48,530
Mr. Eizenstat		3,833
Mr. Hagenlocker	58,493	45,965
Mr. Halbron (2)	53,469	58,675
Mr. Hughes		3,833
Lady Jay	51,794	58,733
Mr. Krapek	50,120	48,530
Mr. Lebegue	50,120	52,392
Mr. Monty		3,833
Mr. Piou		5,101
Mr. Schacht	53,469	31,958
Mr. Spinetta	38,397	48,588
Mr. Tchuruk	96,890	76,713
TOTAL	700,000	700,000
The Observers
Mr. de Loppinot	50,000	25,967
Mr. Jean-Pierre Desbois	50,000	49,375
Mr. Patrick Hauptman		24,658
TOTAL	100,000	100,000

(1)

Mr. Cornu also received in 2008 and 2007 respectively € 32,211 and € 57,775 relating to his position as director of Alcatel-Lucent Holding GmbH and Alcatel-Lucent Deutschland AG.

(2)

Mr. Halbron also received in 2008 and in 2007 € 2,565 and € 3,118 in respect of his position as Director of Electro Banque, a Group subsidiary.

The remuneration specified in the table above represents the only fees paid to the Directors during fiscal years 2007 and 2008.

Stock options and other securities available for exercise

The table below shows the stock options and other securities giving access to the capital held by the Directors in relation to fiscal year 2008, except for of Messrs Camus, Verwaayen and Tchuruk and Ms. Russo:

Beneficiaries	Plan	Average exercise price	Number of stock options allocated	Exercise period Expiration date	Exercised in 2008	Number of stock options exercisable on 12/31/2008
Mr. Cornu	Alcatel stock option plan	€ 50.00	30,000	2009	-	30,000
Mr. Denham	Lucent stock option plans	€ 11.23	2,082	2012-2013	-	2,082
Mr. Hagenlocker	Lucent stock option plans	€ 9.39	976	2013	-	976
Mr. Halbron	Alcatel stock option plan	€ 50.00	200,000	2009	-	200,000
Mr. Krapek	Lucent stock option plans	€ 7.05	976	2013	-	976
Mr. Schacht	Lucent stock option plans	€ 63.40	395,863	2009-2013	-	395,863

The details of their shareholdings in the Alcatel-Lucent are disclosed in Section 7.2 “Management”.

Alcatel-Lucent - 2008 annual report on form 20-F - 107

Back to Contents

Retirement benefits for certain Directors

As mentioned above, Mr. Verwayeen, CEO, benefits from the same private pension plan applicable to approximately 80 other Alcatel-Lucent senior executives of companies presently within the Group with their registered office in France (AUXAD plan) on the condition that he meets his specific performance targets.

Certain Directors whose duties ended during fiscal year 2008 (Messrs Josef Cornu, Jean-Pierre Halbron and Serge Tchuruk), and who were part of the management of the company, benefit from this private pension plan applicable to approximately 80 senior executives of the Group.

Ms. Russo benefits from the Lucent Retirement Income Plan.

Except for the contractual commitments described above, we have no commitments towards the Directors or the CEO that constitute remuneration, allowances or benefits due or likely to be due on account of termination or change of duties, subsequent to such termination or change of duties.

Compensation and commitments made to Senior Management

Compensation

The total amount of the gross compensation and benefits paid in 2008 to senior management, excluding extraordinary items, amounted to € 9.1 million (compared to a total of € 8.5 million in 2007), the fixed portion of which amounted to € 5.3 million. The senior management encompasses the members of the Management Committee as described below. The amount of the fixed potion of the compensation includes the compensation of Mr. Camus as Chairman of the Board of Directors.

Extraordinary items (severance pay resulting from contractual commitments) relating to the senior management amounted to € 8.1 million for fiscal year 2008 (compared to a total of € 6.8 million in 2007).

The fixed portion of the compensation paid to senior management in 2008 also includes the benefits in kind and, where applicable, the impatriation and expatriation premium and housing allowances for expatriates.

The variable portion is based on the company’s performance and on the individual performance of senior management, pursuant to criteria reviewed by the Compensation Committee.

The variable portion, paid in 2008, which includes the retention payments, is linked, for fiscal year 2007, to the Group’s consolidated revenue, the operating profit and the net change in the free cash flow (operational cash minus capital expenditure), these criteria counting respectively for 50%, 25% and 25% in the calculation of the variable remuneration.

Only individuals who were members of the Management Committee between January 1 and December 31, 2008 are covered by this information, that is, a total of 12 individuals (compared to 11 individuals in 2007).

The compensation taken into account is calculated for the period during which the senior manager was a member of the Management Committee for fiscal year 2008, namely:

•

for the entire fiscal year: Étienne Fouques, Claire Pedini, Michel Rahier and Andy Williams;

•

since they started in their position: Ben Verwaayen (09/15/2008), Adolfo Hernandez (12/01/2008), Paul Tufano (12/01/2008) and Robert Vrij (10/29/08);

•

until the end of their duties: Patricia Russo (09/14/2008), Cindy Christy (11/05/2008), Hubert de Pesquidoux (11/30/2008) and Frédéric Rose (09/30/2008).

The variable portion of the compensation to be paid in 2009 for fiscal year 2008 is based on the following criteria: the Group’s consolidated revenue and operating profit, these criteria counting, for 40% and 60%, respectively in the calculation of the variable remuneration.

The Directors’ fees received by the senior managers for their participation in meetings of the Board of Directors of Group companies, if any, are deducted from the salary paid.

Stock options and other securities available for acquisition

The table below specifies the stock options and other securities available for acquisition by all the members of the Management Committee whether or not present during the full year 2008:

Management Committee	Plan	Average exercise price	Number allocated	Exercise period Expiration date	Exercised in 2008	Number outstanding on 12/31/2008
Alcatel Lucent Stock options	2000/2008	€ 7.64	6,573,284	From 01/01/2009 to 12/30/2016	-	4,645,894
Lucent plans		€ 11.53	703,542	From 01/01/2009 to 10/30/2016	-	440,022
Lucent RSUs (1)	01/11/2006			-	-	4,566
(1) RSU: Restricted Stock Units entitling the holder to one Alcatel-Lucent share. Such RSU vested on November 1, 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 108

Back to Contents

Pension plan

The private pension plan benefit applies to approximately 80 senior executives currently employed by the Group. Such executives are employees of Alcatel-Lucent or of its French subsidiaries that are more than 50% controlled by Alcatel-Lucent and are members of this plan.

This defined benefit plan set up in 1976 supplements, for each beneficiary, the private plan of the French General Association of Pensions Institutions for Managerial Staff (AGIRC), offering benefits exceeding the upper limit provided for by that plan, according to a system and method of calculation similar to those of the AGIRC plan.

The Group is party to a contract with an insurance company that pays the benefits with funds from Alcatel-Lucent received at the time of determination of the retirement benefit for each beneficiary and within the limit of the pension obligations.

Amount reserved for pension and other benefits

The aggregate amount of the benefit obligation related to pension or similar benefits at December 31, 2008 for our Directors and our Management Committee was reduced to € 11.2 million (compared to € 40.2 million in 2007) due to the termination of duties of some Directors or members of the Management Committee in 2008. Of this amount, € 1.1 million relate to the Directors including Mr. Verwaayen (compared to € 28.1 million in 2007) and € 10.1 million relate to the members of the Management Committee (compared to € 12.1 million in 2007).

The amount of reserve corresponding commitments undertaken for the benefit of the members of the Board of Directors and of the Management Committee of our company amounted to € 2.6 million as of December 31, 2008.

7.6

STATEMENT OF BUSINESS PRINCIPLES AND CODE OF ETHICS

Our Statement of Business Principles is a code of conduct that defines our vision of appropriate business behavior. It covers many areas, from business ethics and corporate governance to human rights and environmental concerns. Our Statement of Business Principles provides that our policy is to conduct our worldwide operations in accordance with the highest business ethical standards, to comply with the laws of the countries in which we operate and to be a good corporate citizen.

In addition, we have adopted a code of business ethics that applies to our CEO, Chief Financial Officer and Corporate Controller entitled “Code of Ethics for Senior Financial Officers”, which is also available on our website.

In 2006, we established the position of Chief Compliance Officer. The Chief Compliance Officer is charged with overseeing regulatory compliance with respect to applicable international laws and standards and our corporate governance and business practices.

We also established an Ethics and Compliance Council to, among other things, ensure our compliance with the Statement of Business Principles and with the Code of Ethics for Senior Financial Officers.

In this respect, the NYSE rules stipulate that all U.S. listed companies must adopt and implement a statement of business principles aimed at the Chairman and the chief executive officers, executive officers and employees. Although this rule is not mandatory for us, our “Statement of business principles” covers all the subjects included in the NYSE rules, except that it does not expressly specify a mechanism allowing the Chairman and the CEO, the executive officers and the employees to obtain a waiver of the application of any aspect of such Statement, and that it does not expressly specify that the employees, the executive officers, the Chairman and the CEO undertake to use company property only for legitimate purposes.

7.7

REGULATED AGREEMENTS, COMMITMENTS AND RELATED PARTY TRANSACTIONS

“Regulated” agreements under French law are agreements between a company and its CEO, deputy chief executive officers, if any, a director or a shareholder who owns more than 10% of the voting rights which, while authorized by French law, do not involve transactions in the ordinary course entered into under normal terms and conditions.

These agreements, as well as any new commitment made to a Chairman of the Board of Directors or a CEO in the event of termination of their duties, must be authorized in advance by the Board of Directors through a specific legal procedure, the subject of a special Statutory Auditors’ report and presented for consultation to the Shareholders’ Meeting.

Related party agreements and transactions (under U.S. law) include, among others, agreements entered into with the company’s Directors and senior executives, shareholders who hold more than 5% of the company’s capital, or these individuals’ close family members. They are not subject to the prior authorization procedure required by French law, unless they fall under the rules applicable to regulated agreements.

Alcatel-Lucent - 2008 annual report on form 20-F - 109

Back to Contents

Regulated agreements and commitments

In 2008, the procedure of regulated agreements was resorted to, and one regulated agreement previously approved through this procedure continued in 2008.

The list of regulated agreements, which is available to shareholders at our registered office, does not include any agreement that is likely to have a significant impact on our financial position.

Agreements relating to Thales

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

•

a cooperation agreement with Thales and TSA; and

•

a “Master Agreement” between Alcatel-Lucent Participations, our subidiary, and Thales concerning the transfer to Thales of our assets in space activities, railway signals and security systems.

For more information on these agreements, see “Material contracts” in Section 4.5 of this annual report.

Related party transactions

There are no agreements between us and any of our shareholders who hold more than 5% of our capital.

Details about related party transactions, as defined by IAS 24, entered into by our Group’s companies in 2006, 2007 and 2008 are presented in Note 32, “Transactions with related parties”, to the consolidated financial statements included elsewhere in this document.

These transactions mainly concern jointly controlled entities (consolidated using proportionate consolidation) and companies consolidated using the equity method.

Commitments in favor of the Chairman of the Board and the CEO

The Board took specific measures with respect to the commitments made regarding pensions and the grant of stock options and Performance shares in favor of Mr. Ben Verwaayen, our CEO. Since such advantages may become due by reason of the termination or the change of function of Mr. Verwaayen, such commitments are subject to the regulated agreement procedure pursuant to Article L. 225-42-1 of the French Commercial Code.

On October 29, 2008 the Board of Directors decided to grant a private pension (AUXAD) in favor of Mr. Verwaayen, subject to performance-related criteria which will be assessed throughout his term of office.

For more details, see paragraph “Commitments concerning retirements” in section 7.5 “Compensation”.

On October 29, 2008 the Board of Directors further decided to grant Mr. Verwaayen a maximum of 250,000 Performance shares, subject to presence and performance conditions.

The acquisition of Performance shares may only occur if Mr. Verwaayen remains in his capacity as CEO at the end of the two-year vesting period. This condition will be deemed to be satisfied if the CEO is removed from office for reasons other than fault and in the event that he resigns from his office of CEO for reasons other than personal reasons, or in the event of a change in the control of the company’s capital.

The Board of Directors, on September 17, 2008 decided to grant Mr. Verwaayen 250,000 stock options. This stock option plan contains a condition linked to the performance of Alcatel-Lucent shares and provides that one-quarter of the rights over stock options are acquired definitively per year and over a period of four years.

The rights attached to the stock options granted by the Board of Directors will be acquired on the condition that Mr. Verwaayen retain his capacity of CEO at the end of the acquisition period. This condition will be deemed to be satisfied if the CEO is removed from office for reasons other than fault and in the event that he resigns from his office of CEO for reasons other than personal reasons, or in the event of a change in the control of the company’s capital.

Separately, the Board of Directors, on September 17, 2008 decided to grant a maximum of 100,000 Performance shares to Mr. Camus, Chairman of the Board, subject to presence and performance conditions.

The acquisition of Performance shares may only occur if Mr. Camus remains in his capacity as Chairman of the Board at the end of the two-year vesting period. This condition will be deemed to be fulfilled if the Chairman of the Board of Directors is removed from office for reasons other than fault and in the event that he resigns from his office of Chairman of the Board of Directors for a reason other than personal reasons or in the event of a change in the control of the company’s capital.

The above mentioned elements are included in Section 7.5 “Remuneration”.

Alcatel-Lucent - 2008 annual report on form 20-F - 110

Back to Contents

7.8

MAJOR DIFFERENCES BETWEEN OUR CORPORATE GOVERNANCE PRACTICES AND NYSE REQUIREMENTS

The main ways in which our corporate governance practices are aligned with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers” listed on the NYSE are explained above in sections 7.1 “Governance Code”, 7.3 “Powers of the Board of Directors”, 7.4 “Committees of the Board”, and 7.6 “Statement of Business Principles and Code of Ethics”.

7.9

OPERATING RULES OF THE BOARD OF DIRECTORS

Full transcription of our Board’s Operating Rules

Preamble

The Directors of Alcatel-Lucent (hereafter the “Company”) have enacted the following which constitutes the internal regulation of the Board of Directors, in order to define its operating procedures and its role according to the rules of corporate governance in force.

These rules, approved at the Board of Directors’ meeting held on October 29, 2008, are primarily intended to:

•

define the role of the board vis-à-vis the shareholders meeting on the one hand, and of the Chief Executive Officer (“Directeur Général”) on the other hand, by clarifying the existing provisions of the law and of the Company’s bylaws and the position of its members;

•

maximize the efficiency of meetings and debates, in particular by specifying the role of the Chairman, and develop the proper procedures of the bodies that oversee the administration of the Company, in the spirit of the Company’s corporate governance policy.

These rules are purely internal and are not intended to be a substitute for the applicable provisions of the law and the Company’s bylaws, but, rather, are intended to implement the bylaws in a practical manner, and consequently may not be held against the Company, third parties and against the shareholders.

These rules will be disclosed to the shareholders as part of the report of the Board at the shareholders meeting.

Section I The Board’s role

Article 1

Deliberations of the Board

In addition to matters related to its legal or regulatory function, the Board shall regularly decide upon, among other things, the Group’s strategic orientations and the main decisions affecting its activities. This relates in particular to the projects of important investments of organic growth and the operations of internal reorganizations, major acquisitions and divestitures of shares and assets, transactions or commitments that may significantly affect the financial results of the group or considerably modify the structure of its balance sheet and the strategic alliances and financial cooperation agreements.

Article 2

Decisions subjected to the prior approval of the Board

The Chief Executive Officer must submit to the prior approval of the Board the following decisions:

•

the update of the group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

•

the Group’s annual budget and annual capital expenditure plan;

•

acquisitions or divestitures in an amount higher than € 300 million (enterprise value);

•

capital expenditures in an amount higher than € 300 million;

•

offers and commercial contracts of strategic importance in an amount higher than € 1 billion;

•

any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of 200 million euros, in particular if they imply a significant shareholding by a third party in the capital of the Company;

•

financial transactions having a significant impact on the accounts of the group, in particular the issuance of debt securities in amounts greater than € 400 million;

•

amendments to the National Security Agreement (“NSA”) between Alcatel, Lucent Technologies, Inc. and certain United States Government parties.

Alcatel-Lucent - 2008 annual report on form 20-F - 111

Back to Contents

Article 3

Information of the Board

The Board of Directors shall be regularly informed, either directly or through its Committees, of any significant occurrence in the Company’s operations.

The Board is also entitled at all times, including between meetings focused on the review of the financial statements, to become acquainted with any significant change affecting the Company’s financial condition, cash position and commitments.

Section II The members

Article 4

Independence

The Board of Directors shall define the criteria that a Director must meet in order to be deemed “independent”, this definition to be in accordance with the principles of corporate governance applicable to the Company. The Board of Directors shall ensure that the proportion of “independent” Directors is at all times greater than half the members of the Board and shall take action as soon as possible to replace Directors, if necessary.

By definition, an “independent” Director has no direct or indirect relationships of any nature whatsoever with the Company, its group or its management of a nature that could compromise the free exercise of his or her judgment.

Article 5

Expertise

Board members will be selected so as to bring a diversity of competencies, especially with respect to technology, finance, human resources, the emerging markets, as well as a connection with academia and the government agencies community in view of the Company’s highly classified work. At least one of the “independent” members of the Board of Directors shall have financial expertise.

The members of the Board will participate in training programs regarding the specificities of the Company, its activities and its industry sector, that may be arranged by the Company from time to time.

In order for the Directors to have and dedicate the time and attention necessary to carry out their responsibilities, the Board of Directors shall ensure that none of its members violates the legal restrictions regarding the holding of multiple offices. The number of additional Directorships that a Director of the Company may hold in limited liability companies which are part of different groups, in any countries, may not exceed four.

Article 6

Compensation

The Directors will receive attendance fees in amounts determined by the shareholders meeting. Such fees will be divided into two equal portions. The first portion will be a fixed amount and will be divided equally amounts among all of the Directors. The second portion will be a variable amount and will be divided among the Directors in accordance with their attendance at Board meetings and at any meetings of the Committees of which they are members, Attendance fees will be paid in two installments. The first installment will be paid after the annual shareholders meeting and the second will be paid at the end of the year.

The Chairman, the Chief Executive Officer and any Directors who are executive officers of the Company will not receive any attendance fees.

The board observers will receive a compensation as determined by the Shareholders annual meeting, to be divided between them and paid according to the same rules as applicable to the Directors’ fees.

Section III The Chairman

Article 7

Role of the Chairman

The Chairman of the Board (hereafter “the Chairman”) shall organize and manage the tasks of the Board and announce the outcome thereof at the general shareholders’ meeting. He shall watch over the correct operations of the corporate bodies of the Company and especially those of the Board’s Committees. He shall ensure that the Directors are able to perform their assignments, in particular those that stem from the Committees to which they belong.

He shall take care that the formulation and implementation of the principles of the corporate governance of Company are of the highest standard.

The Chairman is the only person who can act and speak on behalf of the Board of Directors.

With the approval of the Chief Executive Officer, he may represent the group in high level relationships, in particular with the authorities, in national and international arenas.

Article 8

Information of the Chairman – office of the Chairman

The Chairman shall be regularly informed by the Chief Executive Officer of the significant events and positions regarding the activities of the group; he shall receive all useful information for the performance of the Board’s tasks and those necessary for the establishment of the internal audit report.

The Chairman may meet with the auditors.

The Chairman may attend as advisor the meetings of the Committees of the Board in which he is not member, and may seek their advice on any question that falls within their jurisdiction.

The General Counsel, in his Board Secretary mission, will report to the Chairman. He or she will assist the Chairman in organizing board meetings, shareholders’ meetings and discharging any other duties associated with governance items linked to the legal incorporation of the Company.

Alcatel-Lucent - 2008 annual report on form 20-F - 112

Back to Contents

Section IV Operating procedures of the Board

Article 9

Meetings

The Board of Directors shall meet on notice of the Chairman, at least once during each quarter, at the registered office of the Company or at any other place, in France or abroad, as shall be set forth in the applicable notice of meeting, in order to consider collectively the matters that are submitted to it.

In principle, there will be six main board meetings, four of them primarily dedicated to the review of financial statements, one to strategy matters and one to the yearly budget. On a regular basis, the Board will meet in “executive sessions” attended by non-executive Directors only.

Article 10

Participation

The Directors may participate in the meetings of the Board by means of telecommunication as authorized by the bylaws. In such event, they will be considered to be present for the purpose of calculating the applicable quorum and majority requirements except with respect to votes regarding the Company’s statutory financial statements, the yearly consolidated financial statements and the annual report.

As prescribed by the applicable legal requirements, board meetings that are held by video-conference or other telecommunication media must be carried through technical means that ensure the proper identification of the parties, the confidentiality of the discussions and the real-time effective participation of all the Directors present at any such meetings of the Board, and the transmission of the discussions shall be done in a continuous manner.

The secretary of the Board of Directors shall initial the attendance sheet on behalf of the Directors who attend meetings of the Board via video-conference or other telecommunication media (as well as for the Directors for whom they act as proxy).

Article 11

Evaluation of the Board

The Board shall meet once a year to discuss its operating procedures, after each Board member having answered an evaluation questionnaire. It shall also meet once a year to consider the performance of the executive officers of the Company, and no Directors who are either officers or employees of the Company shall attend such meetings.

The Board of Directors may, at any time, and at least once every two years, engage an outside consultant to evaluate its performance.

Article 12

Expenses

The members of the Board shall be reimbursed, upon presentation of receipts, for travel expenses as well as for other expenses incurred by them in the interests of the Company. The Chief Financial Officer will sign all of them.

Section V Information of the Board

Article 13

The Committees

In the course of carrying out its various responsibilities, the Board of Directors may create specialized Committees, composed of Directors appointed by the Board, that review matters within the scope of the Board’s responsibilities and submit to the Board their opinions and proposals, in accordance with the internal rules governing such Committees. The Board of Directors shall have the following standing Committees: the Corporate Governance and Nominating Committee, the Compensation Committee, the Audit and Finance Committee and the Technology Committee.

Each Committee shall have no less than three Directors, and shall be chaired by such Director among the members of the Committee as shall be appointed by the Board of Directors.

Each Committee shall submit reports regarding the matters reviewed by it to the Board of Directors, which is the only body that can make any decision regarding such matters.

The Chief Executive Officer may attend as advisor the meetings of the Committees of the Board in which he or she is not member (except meetings of the Compensation Committee dealing with his or her compensation).

Article 14

Right to information from the executive officers

In order to efficiently oversee the management of the Company, the members of the Board may, through the Chairman or after having informed him, request the opinion of the executive officers of the group on any matter they deem appropriate. They may, under the same conditions, meet such officers without the presence of any Directors who are executive officers.

The members of the Board shall have the right to require the Chief Executive Officer, through the Chairman or after having informed him, to provide them, within a reasonable period of time, with such information as shall be necessary to permit such members to comply with their assignment.

In order to assist them in the fulfillment of their duties, the members of the Board shall receive all relevant information regarding the Company, including press articles and reports by financial analysts.

Article 15

Transparency

The Board of Directors shall ensure the openness of its activities to the shareholders of the Company by presenting each year, in the annual report, a statement regarding its activities during the fiscal year just ended, and regarding the operation of the Board and its Committees.

Alcatel-Lucent - 2008 annual report on form 20-F - 113

Back to Contents

Section VI Role and actions of the Committees

Article 16

Corporate Governance and Nominating Committee

The mission of the Corporate Governance and Nominating Committee shall be to review matters relating to the composition, organization and operation of the Board of Directors and its Committees, to identify and make proposals to the Board regarding individuals qualified to serve as Directors of the Company and on Committees of the Board of Directors; to develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company; and to oversee the evaluations of the Board of Directors and Committees thereof.

The Corporate Governance and Nominating Committee will also review succession plans for the Chief Executive Officer as well as other senior executive officers of the Company (Management Team).

Article 17

Compensation Committee

The mission of the Compensation Committee shall be to review matters relating to and make proposals to the Board regarding the compensation of the Directors, the Chairman, the Chief Executive Officer and the senior executive officers members of the Management Committee, to consider the general policies with respect to the grant of options, bonus shares and variable compensation, and to examine any proposal to increase the share capital of the Company by an offering made exclusively to its employees.

The Chairman and the majority of the members of the Compensation Committee shall be independent Directors.

Article 18

Audit and Finance Committee

The Audit and Finance Committee shall review the accounts to be submitted to the Board, the accounting norms used by the Company and shall ensure the proper and consistent use of accounting methods. It shall verify the internal control mechanisms and shall examine significant risks including off-balance sheet obligations as well as any other matter of a financial or accounting nature that shall be submitted to the Committee by the Chief Executive Officer or the Chief Financial Officer of the Company.

The Audit and Finance Committee shall carry out the procedure for the selection of the Company’s auditors and any reappointment of such auditors, and shall decide what engagements may be undertaken by the auditors in addition to auditing the accounts of the Company.

The Audit and Finance Committee shall examine the Company’s debt and equity capitalization and any significant changes related to it.

Article 19

Technology Committee

The mission of the Technology Committee is to review, on behalf of the Board, the major technological options that are the basis of R&D work and the launching of new products. The Technology Committee will be kept informed of the development of Alcatel-Lucent’s scientific and technical co-operation projects with the academic and research environment.

Alcatel-Lucent - 2008 annual report on form 20-F - 114

Back to Contents

8

INFORMATION CONCERNING OUR CAPITAL

8.1

SHARE CAPITAL AND VOTING RIGHTS

Our capital at December 31, 2008 was € 4,636,083,522 represented by 2,318,041,761 ordinary shares, each with a nominal value of € 2, fully paid.

There are no more class 0 shares as they have been transformed into ordinary shares. Furthermore, there are no shares which do not represent capital.

The total number of voting rights, as published by Alcatel-Lucent pursuant to Article L. 233-8-11 of the French Commercial Code, and Article 223-3 of the General Regulations of the AMF, was 2,350,325,756 at December 31, 2008 (including the treasury stock held by the parent company and by its subsidiaries).

To allow shareholders to determine whether they have exceeded an ownership threshold, we post the total number of voting rights monthly on our website. For the discussion of ownership thresholds, see Section 10.2, “Specific provisions of the by-laws and of law.”

Information on voting rights, which is considered regulated information under the General Regulation of the AMF, may be reviewed at the following address: www.alcatel-lucent.com, under “Shareholders and Investors” and then “Regulated Information”.

8.2

DILUTED CAPITAL AT DECEMBER 31, 2008

Total number of shares
Capital at December 31, 2008	2,318,041,761
Alcatel-Lucent stock options	177,898,780
ORANE notes	1,869,130
4.75% OCEANE June 2003	63,192,019
Convertible bonds	55,716,010
Convertible debt securities issued by Lucent Technologies Inc.*	143,687,638
Diluted capital at December 31, 2008**	2,760,405,338
* Warrants expired December 10, 2007 ** For a description of the dilutive instruments, see the Section 8.7, “Outstanding instruments giving right to shares”.

Alcatel-Lucent - 2008 annual report on form 20-F - 115

Back to Contents

8.3

DELEGATIONS OF AUTHORITY AND AUTHORIZATIONS

Currently, we have the following authorizations to issue capital, which authorizations were approved at our Shareholders’ Meetings on June 1, 2007 and May 30, 2008:

At December 31, 2008	Expiration date	Total duration	Maximum authorized amount (1)	Use
I. Issues with pre-emptive rights
Shares or convertible bonds with pre-emptive rights including increase by capitalization of reserves created as permitted by French law	08/01/2009	26 months	20% of the capital, representing approximately € 920 million or 460 million shares € 6,000 million in debt securities	None
II. Issues without pre-emptive rights
Shares or convertible bonds issue without pre-emptive rights	08/01/2009	26 months	5% of the capital, representing approximately € 230 million or 115 million shares € 6,000 million in debt securities	None
Issue of securities in consideration of contributions in kind	08/01/2009	26 months	10% of the capital representing approximately 230 million shares	None
Overall limitation for issuances pursuant to I and II	for ordinary shares		€ 920 million or 460 million shares	None
	for debt securities		€ 6,000 million	None
III. Issues reserved for employees
Share issue reserved for members of an employee savings plan	07/30/2010	26 months	3% of the capital	None
Stock options (price without discount)	07/30/2011	38 months	4% of the capital	0.1%
Bonus shares	07/30/2011	38 months	1% of the capital	0.01%
IV. Share repurchase program
Share repurchase	11/30/2009	18 months	10% of the capital	None
Share cancellation	11/30/2009	18 months	10% of the capital	None
(1) Nominal amount based on the share capital at the date of the shareholders’ meeting which gave the authorization.

Elements which could have an impact in case of public tender offer (information listed at article L. 225-100-3 of the French Commercial Code)

Pursuant to Article L. 225-100-3 of the French Commercial Code, the following elements could have an impact in case of public tender offer:

•

see in Section 9.4 “Breakdown of capital of voting rights“ the structure of the share capital ;

•

see in Section 5.13 paragraph “Employee share ownership stock option plans and performance shares”: “[...] in the event a third party tries to launch a takeover of Alcatel-Lucent, a tender offer for our shares [...], our Board of Directors may decide to immediately vest all outstanding options (excluding those held by individuals who were Directors on the option grant date or on the date of the Board’s decision) and this notwithstanding any restricted period”;

•

the manner in which the employee shareholding system functions when they do not exercise their rights directly: pursuant to Article L. 214-40 of the French Monetary and Financial Code, the Supervisory Board of the Fonds Commun de Placements «Actionnaire Alcatel-Lucent» (FCP 2AL) decides whether to bring the shares to the tender or exchange offer.

Alcatel-Lucent - 2008 annual report on form 20-F - 116

Back to Contents

8.4

USE OF AUTHORIZATIONS

Stock options

The Board of Directors currently has an authorization given by the Shareholders’ Meeting of May 30, 2008 to grant options to subscribe for or purchase shares up to 4% of our company’s share capital.

In compliance with the commitment made by the Board of Directors in the presence of the shareholders at the General Meeting of May 30, 2008, grants made to members of the Management Committee contain a condition linked to the performance of the Alcatel Lucent share (See in section 5.13 paragraph “Employee share ownership, stock option plans and performance shares”)

The total number of options granted pursuant to this authorization at March 18, 2009 is 54.9 million, representing 2.37% of our company’s share capital.

Performance shares

Also, the Board of Directors currently has an authorization given by the Shareholders’ Meeting of May 30, 2008 to grant up to 1% of the company’s share capital in performance shares. Those grants contain a condition linked to the performance of the Alcatel Lucent share (See in section 5.13 paragraph “Employee share ownership, stock option plans and performance shares”).

The total number of shares granted pursuant to this authorization at March 18, 2009 is 7.3 million, representing 0.32% of our company’s share capital.

The graph below shows the breakdown at March 18, 2009 of stock options granted to employees by historical Alcatel (between January 1, 2000 and November 30, 2006) and by Alcatel-Lucent (after December 1, 2006) to employees of the Group between 2000 and 2009.

Alcatel-Lucent - 2008 annual report on form 20-F - 117

Back to Contents

8.5

CHANGES IN OUR CAPITAL OVER THE LAST FIVE YEARS

Type of transaction	Number of shares	Amount of capital (in euros)	Share premium (in euros)
Capital at 12/31/2003	1,284,410,224
Stock options exercised	1,508,728	3,017,456	6,856,478.00
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the following transactions:
• acquisition of Astral Point Communications Inc.	300,000	600,000	4,323,000.00
• acquisition of Telera Inc.	400,000	800,000	1,304,000.00
• acquisition of iMagic TV Inc.	50,000	100,000	272,000.00
• acquisition of TiMetra Inc.	1,000,000	2,000,000	6,080,000.00
• acquisition of Spatial Wireless	17,783,297	35,566,594	176,268,039.86
Redemption of historical Alcatel 7.917% bonds	3,212	6,424	10,728.08
Losses charged against additional paid-in capital			(14,156,675,224.11)
Capital at 12/31/2004	1,305,455,461	2,610,910,922	7,757,527,030.92
Stock options exercised	1,855,913	3,711,826	8,316,745.80
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the following transactions:
• acquisition of iMagic TV Inc.	50,000	100,000	272,000.00
• acquisition of Spatial Wireless	400,000	800,000	3,964,800.00
Redemption of historical Alcatel 7.917% bonds	120,780,266	241,560,532	403,406,088.44
Capital at 12/31/2005	1,428,541,640	2,857,083,280	8,173,486,665.15
Stock options exercised	2,697,886	5,395,772	13,528,427.68
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	300,000	600,000	2,973,600
Issue of Alcatel-Lucent shares in a number equivalent to the number of Alcatel ADSs granted to shareholders of Lucent Technologies Inc. in connection with the business combination with the latter	878,139,615	1,756,279,230	7,163,619,258.40(1)
Capital at 12/31/2006	2,309,679,141	4,619,358,282	15,353,607,951.24
Allocation of expenses related to the business combination with Lucent			86,523.34
Stock options exercised	2,726,675	5,453,350	13,262,790.90
Exercise of warrants issued by Lucent Technologies Inc.	28,612	57,224	224,468.53
Convertible securities issued by Lucent Technologies Inc.	4,506,992	9,013,984	36,236,215.68
Redemption into Alcatel-Lucent shares of bonds issued by Coralec in the context of the acquisition of TiMetra Inc. transactions:	500,000	1,000,000	3,040,000
Capital at 12/31/2007	2,318,041,761	4,634,882,840	15,406,457,949.69
Stock options exercised	6,100	12,200	11,195.00
Convertible securities issued by Lucent Technologies Inc.	544,241	1,088,482	4,375,697.64
Redemption into Alcatel-Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	50,000	100,000	495,600.00
Capital at 12/31/2008	2,318,041,761	4,636,083,522	15,411,679,263.71 (2)
(1) This amount takes into account the expenses related to the business combination. (2) Merger premium following restructuring.

Alcatel-Lucent - 2008 annual report on form 20-F - 118

Back to Contents

8.6

PURCHASE OF ALCATEL-LUCENT SHARES BY THE COMPANY

In 2008, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2008, the number of shares held directly by Alcatel-Lucent was 25,343,255, representing 1.09% of the capital. At that date, our subsidiaries held shares representing 1.43% of our capital. At December 31, 2008, these shares were booked as a deduction from consolidated shareholders’ equity.

The Combined Shareholders’ Meeting of May 30, 2008 authorized the Board of Directors (or pensions delegated under French law) to repurchase Alcatel-Lucent shares up to a maximum of 10% of the capital of the company. This authorization will expire in 18 months.

The maximum purchase price per share may not exceed € 20 and the minimum selling price per share may not be less than € 2. This program has not been implemented.

At its meeting of March 18, 2009, the Board of Directors proposed a resolution to be voted upon at our next Shareholders’ Meeting, to be held on May 29, 2009, where the existing authorization for a share repurchase program would be cancelled and a new authorization for an 18-month repurchase program be established.

Description of the repurchase program pursuant to Articles 241-1 and following of the AMF rules

Date of the Shareholders’ Meeting authorizing the program

The purchase by the company of its own shares will be submitted for approval at the Combined Shareholders’ Meeting on May 29, 2009.

Number of shares and percentage of capital held directly or indirectly by the company

At February 28, 2009, the company held 25,343,255 shares directly and 33,044,140 shares indirectly.

Goals of the repurchase program

The goals of the repurchase program are:

•

to cancel shares by means of a capital reduction within the limits prescribed by law and in accordance with the authorization to be submitted for approval at the Shareholders’ Meeting to be held on May 29, 2009;

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

•

to ensure the liquidity of Alcatel-Lucent’s shares and stimulate the secondary market of the shares through a liquidity contract made with an investment service provider which complies with an ethics charter recognized by the AMF; and

•

to implement any market practice that may come to be recognized by the AMF, and more generally, any transaction that complies with current regulations.

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

The maximum percentage that may be purchased under the authorization to be proposed at the Combined Shareholders’ Meeting of May 29, 2009 is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprise our capital at December 31, 2008, this limit represents 231,804,176 shares or, based on the maximum authorized purchase price, a maximum theoretical amount of 4,636,083,520 shares, not including the shares already held by the company.

The maximum purchase price per share is set at € 20.

Duration of the program

In accordance with the resolution to be submitted for approval to the Combined Shareholders’ Meeting of May 29, 2009, the share repurchase program would be implemented over a period of 18 months following the date of this meeting and would therefore expire on November 29, 2010.

Alcatel-Lucent - 2008 annual report on form 20-F - 119

Back to Contents

8.7

OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

Convertible debt securities issued by Lucent Technologies Inc.

Convertible bonds

Lucent Technologies Inc. had issued debt securities convertible into Lucent Technologies Inc. shares. As of the date of the business combination between historical Alcatel and Lucent, in accordance with the Board of Directors’ decision of November 30, 2006, these securities entitled holders to:

•

44,463,075 Alcatel-Lucent shares, concerning the 7.75% convertible bonds maturing on March 15, 2017;

•

43,832,325 Alcatel-Lucent shares, concerning the Series A convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2023;

•

55,087,690 Alcatel-Lucent shares, concerning the Series B convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2025; and

•

15,988,842 Alcatel-Lucent shares, concerning the 8% subordinated convertible bonds maturing on August 1, 2031 (early redemption in March 2007).

The unit price of the Alcatel-Lucent shares issued through conversion of the above convertible debt securities is equal to the conversion or exercise price of these securities divided by the exchange ratio set in connection with the business combination between historical Alcatel and Lucent (that is, 0.1952 Alcatel share for one Lucent share), namely:

•

the equivalent in euros, the day of the conversion of U.S. $ 24.80 for the 7.75% convertible bonds;

•

the equivalent in euros, the day of the conversion, of U.S. $ 17.11 for the Series A convertible bonds;

•

the equivalent in euros, the day of the conversion, of U.S. $ 15.98 for the Series B convertible bonds;

•

the equivalent in euros, the day of the conversion, of U.S. $ 30.43 for the 8% subordinated convertible bonds.

During the fourth quarter of 2008, 2,913,055 convertible bonds were repurchased and cancelled (see Note 24 to our consolidated financial statements).

At December 31, 2008, € 1.912 billion of these convertible bonds were outstanding, giving right to 143,687,638 shares of Alcatel-Lucent.

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

At December 31, 2008, there was a total of 55,716,010 outstanding bonds convertible into Alcatel-Lucent shares. However only a maximum of 31,984,610 of these bonds may still be converted, given the cancellation of stock options on that same date.

These bonds are not listed on any stock exchange.

Redeemable notes (ORAs)

Issues related to acquisitions

In 2004, we authorized the issuance by our subsidiary Coralec of debt represented by notes redeemable for Alcatel-Lucent shares (ORAs), in order to allow for the acquisition of Spatial Wireless (United States).

In connection with this acquisition, 18,988,334 notes redeemable for Alcatel-Lucent shares were issued to historical Alcatel at a unit price of € 11.91. During 2008, 50,000 shares were issued in exchange for these notes, thus bringing the number of Alcatel-Lucent shares issued since the issuance of the ORAs to repay these notes to 18,533,297.

In 2003, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel-Lucent shares, in order to allow for the acquisition of iMagic TV Inc. (Canada) and TiMetra Inc. (United States).

In connection with the acquisition of iMagic TV Inc., 3,717,254 notes redeemable for Alcatel-Lucent shares were issued to historical Alcatel at a unit price of € 7.44. There were no redemptions in 2008. The number of Alcatel-Lucent shares issued since the issuance of the ORAs to repay these notes is 3,631,332.

In connection with the acquisition of TiMetra Inc., 17,979,738 notes redeemable for Alcatel-Lucent shares were issued to historical Alcatel at a unit price of € 8.08. There were no redemptions in 2008. The number of Alcatel-Lucent shares issued since the issuance of these notes to repay the ORAs is 17,034,934.

In 2002, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel-Lucent shares, in order to allow for the acquisition of Astral Point Communications Inc. (United States).

Alcatel-Lucent - 2008 annual report on form 20-F - 120

Back to Contents

In connection with the acquisition of Astral Point Communications Inc., 9,506,763 notes redeemable for Alcatel-Lucent shares were issued to historical Alcatel at a unit price of € 16.41. There were no redemptions in 2008 and the number of Alcatel-Lucent shares issued since issuance of the ORAs to repay these notes is 9,123,396.

At December 31, 2008, there was a total of 1,869,130 outstanding notes redeemable for Alcatel-Lucent shares.

These bonds are not listed on any stock exchange.

Issues related to financial transactions

June 2003 OCEANE (bonds convertible into new or existing shares)

In accordance with the authorization granted at our Combined Shareholders’ Meeting of April 17, 2003, on June 12, 2003 historical Alcatel issued debt represented by bonds with a conversion and/or exchange option for new or existing shares. The issue concerned a principal amount of € 1.022 billion, represented by 63,192,019 bonds with a unit value of € 16.18 each convertible into new or existing Alcatel-Lucent shares.

The bonds, which have a term of seven and a half years, bear an annual interest rate of 4.75%.

The proceeds from this issue were intended primarily for the partial retirement, via a tender offer, of three bond issues maturing in 2004 (5.75% February 2004 and 5% October 2004) and 2005 (5.87% September 2005). Upon completion of this offer, we retired bonds in a nominal amount of € 342 million.

At December 31, 2008, there was a total of 63,192,019 outstanding OCEANEs, listed on Euronext Paris.

Securities not convertible into equity

These securities concern the following two bond issues of Alcatel-Lucent:

•

the 4.375% bond issue in the amount of € 777 million (maturing in February 2009) traded on Euronext Paris;

•

the 6.375% bond issue in the amount of € 462 million (maturing in April 2014) traded on the Luxembourg Stock Exchange.

At December 31, 2008, these issues were outstanding. However, on February 17, 2009, the 4.375% bonds were entirely redeemed as they had reached maturity.

Alcatel-Lucent - 2008 annual report on form 20-F - 121

Back to Contents

Alcatel-Lucent - 2008 annual report on form 20-F - 122

Back to Contents

9

STOCK EXCHANGE AND SHAREHOLDING

9.1

LISTING

Our shares are traded on Eurolist by Euronext, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on the Euronext Paris SA since June 3, 1987. Our shares have been delisted from the Tokyo Stock Exchange on December 18, 2008, and from Euronext Brussels and Euronext Amsterdam on March 2, 2009. Delisting from Six Swiss Exchange and from the Frankfurt Stock Exchange will be final beginning of May 2009. However, in addition to Eurolist, our ordinary shares remain listed on SEAQ (Stock Exchange Automated Quotation) International in London.

Since May 1992, our shares have been listed on The New York Stock Exchange (NYSE) in the form of American Depository Shares (ADSs).

The Bank of New York is the depositary of the ADSs. Each ADS represents one ordinary share.

ISIN Code

Since June 30, 2003, all securities quoted on the Euronext Paris stock market are identified by an International Securities Identification Number (ISIN).

Alcatel-Lucent: FR0000130007.

Mnemo: ALU.

Indexes

Our shares are included on the CAC 40. They are no longer included in the DJ Euro Stoxx 50 since September 1, 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 123

Back to Contents

9.2

TRADING OVER THE LAST FIVE YEARS

Trading on Euronext Paris

The following table sets forth, for the periods indicated, the high and low prices on Euronext Paris SA for our ordinary shares:

	Price per share (in euros)
	High	Low
2004	14.82	8.77
2005	11.70	8.14
2006	13.82	8.27
2007	11.86	4.87
First Quarter	11.86	8.51
Second Quarter	10.71	8.76
Third Quarter	10.73	6.11
Fourth Quarter	7.41	4.87
2008
First Quarter	5.15	3.24
Second Quarter	4.98	3.62
Third Quarter	4.42	2.25
Fourth Quarter	2.99	1.44
2008
October	2.99	1.44
November	2.49	1.45
December	1.98	1.48
2009
First quarter (as of March 30, 2009)	1.81	0.87
2009
January	1.81	1.41
February	1.60	1.02
March (as of March 30, 2009)	1.49	0.87

Alcatel-Lucent - 2008 annual report on form 20-F - 124

Back to Contents

Trading on The New York Stock Exchange

The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for our ADSs:

	Price per share (in U.S. $)
	High	Low
2004	18.32	10.76
2005	15.75	10.44
2006	16.51	10.63
2007	15.43	7.15
First Quarter	15.43	11.41
Second Quarter	14.09	11.71
Third Quarter	14.57	10.10
Fourth Quarter	10.47	7.15
2008
First Quarter	7.40	5.08
Second Quarter	7.67	5.73
Third Quarter	6.54	3.57
Fourth Quarter	4.05	1.74
2008
October	4.05	1.84
November	3.25	1.74
December	2.52	1.87
2009
First Quarter (as of March 30, 2009)	2.38	1.09
2009
January	2.38	1.83
February	1.96	1.29
March (as of March 30, 2009)	2.00	1.09

Alcatel-Lucent - 2008 annual report on form 20-F - 125

Back to Contents

9.3

SHAREHOLDER PROFILE

Breakdown of the capital by type of shareholder at December 31, 2008

Breakdown of the capital by location of record owner at December 31, 2008

*

Source: Ipreo.

Number of shares at December 31, 2008: 2,318,041,761.

9.4

BREAKDOWN OF CAPITAL AND VOTING RIGHTS

Situation on December 31, 2008	Shares	% Capital	Voting rights	%
Brandes Investment Partners, L.P. (1)	218,669,618	9.44	218,669,618	9.31
Pzena Investment Management (2)	115,571,100	4.99	115,571,100	4.92
Dodge & Cox (2)	96,753,500	4.17	96,753,500	4.12
Tradewinds Global Investors (2)	80,918,800	3.49	80,918,800	3.44
Other institutional investors in France (2)(4)	68,397,800	2.95	68,397,800	2.91
Caisse des Dépôts et Consignations (CDC) (2)	48,001,700	2.07	48,288,650	2.05
Crédit Agricole Asset Management (2)	46,833,600	2.02	46,833,600	1,99
BT Pension Scheme/Hermès (2)	42,367,500	1.83	42,367,500	1.80
BNP PARIBAS Asset Management (2)	41,079,700	1.77	41,079,700	1.75
Mutual Fund FCP 2AL (1)	32,633,071	1.41	59,092,054	2.51
Treasury stock held by the parent company	25,343,255	1.09	-	-
Treasury stock held by the subsidiaries	33,050,604	1.43	-	-
Public	1,468,421,513	63.34	1,473,850,893	65.20
TOTAL	2,318,041,761	100.00	2,350,325,756(3)	100.00

(1)

Source: shareholders.

(2)

Source: Alcatel-Lucent (TPI as of at December 31, 2008).

(3)

Total gross number of voting rights, published by Alcatel-Lucent, including the treasury stock held by the parent company and the treasury stock held by the subsidiaries.

(4)

Other institutional investors in France holding more than 1% of the capital. .

Alcatel-Lucent - 2008 annual report on form 20-F - 126

Back to Contents

At December 31, 2008, shareholders benefiting from double voting rights had a total of 32,283,995 votes, representing 1.37% of the voting rights.

The members of the Board of Directors and of the Management Committee together held, as of March 31, 2009, 689,972 shares of Alcatel-Lucent (including ADSs) and 703 parts of FCP 2AL, that is, 0.03% of the capital and the voting rights of Alcatel-Lucent (see details of their holding in Section 7.2, “Management”).

HOLDING BY MEMBERS OF THE BOARD OF DIRECTORS AND OF THE MANAGEMENT COMMITTEE IN THE SHARE CAPITAL(1)

March 31, 2009	Alcatel-Lucent shares	ADSs	FCP 2AL units (4)	Total	% of share capital
Board of Directors (2) (3)	257,125	204,168	0	461,293	0.02
Management Committee	194,134	34,545	703	229,382	0.01
TOTAL	451,259	238,713	703	690,675	0.03
(1) See details regarding the directors’ holding in Section 7.2. (2) Excluding the two observers. (3) Securities held directly or indirectly by directors. (4) Part in the mutual fund FCP 2AL.

Transactions by Officers and Directors in Alcatel-Lucent securities

Summary statement at March 31, 2009 communicated pursuant to Article 223-23 of the AMF General Regulations

Mr. Philippe Camus, Chairman of the Board, declared one transaction, on the following date:

Nature of the operation	Date	Quantity*	Unit price
Acquisition	09/12/2008	50,000	€ 3.53

Mr Ben Verwaayen, CEO, declared one transaction, on the following date:

Nature of the operation	Date	Quantity*	Unit price
Acquisition	12/12/2008	50,000	€ 1.69

Mr Louis Hugues, director, declared one transaction, on the following date:

Nature of the operation	Date	Quantity*	Unit price
Acquisition	12/12/2008	5,000	€ 1.70

A person related to Mr Jean Monty, director, declared seven transactions, on the following dates:

Nature of the operation	Date	Quantity*	Unit price
Acquisition	12/12/2008	25,000	$ 2.27
Acquisition	02/06/2009	100	$ 1.88
Acquisition	02/06/2009	100	$ 1.88
Acquisition	02/06/2009	161	$ 1.88
Acquisition	02/06/2009	30,000	$ 1.87
Acquisition	02/06/2009	44,639	$ 1.88
Acquisition	02/12/2009	100,000	$ 1.79

Mr Olivier Piou, director, declared two transactions, on the following dates:

Nature of the operation	Date	Quantity*	Unit price
Acquisition	02/11/2009	3,000	€ 1.40
Acquisition	02/19/2009	4,000	€ 1.28
* Shares or ADSs.

As of December 31, 2008, to our knowledge, there is no shareholder other than Brandes Investment Partners, LP, who holds more than 5% of our capital.

At March 31, 2009, to our knowledge, there are no shareholders’ agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of the company.

Alcatel-Lucent - 2008 annual report on form 20-F - 127

Back to Contents

Pledges of Alcatel-Lucent Shares

At December 31, 2008, 1,889 Alcatel-Lucent shares, held by a total of 23 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

Share ownership thresholds

During 2008 and through March 31, 2009, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal and statutory thresholds:

Date on which the threshold was reached	Trend	% capital	% voting rights	Declaring company
January 10, 2008	Increase	2.00	NC (1)	BT Pension Scheme/Hermès
February 13, 2008	NC	2.688	NC	FMR LLC.
February 15, 2008	Increase	5.01	3.50	T. Rowe Price Group, Inc. (2)
March 3, 2008	Increase	5.32	5.25	Pzena Investment Management LLC (3)
April 4, 2008	Increase	2.03	NC	Dodge & Cox
May 20, 2008	Increase	3.03	NC	Dodge & Cox
June 2, 2008	Decrease	4.84	4.77	Pzena Investment Management LLC (4)
September 19, 2008	Decrease	NC	1.99	Crédit Agricole Asset Management
October 6, 2008	Decrease	NC	NC	BT Pension Scheme/Hermès
October 7, 2008	Increase	NC	2.02	Crédit Agricole Asset Management
October 13, 2008	Decrease	NC	1.98	Crédit Agricole Asset Management
October 14, 2008	Decrease	1.99	NC	Crédit Agricole Asset Management
October 16, 2008	Increase	5.02	4.95	Pzena Investment Management LLC (5)
October 17, 2008	Increase	2	NC	Crédit Agricole Asset Management
October 17, 2008	Increase	5.07	5.003	Pzena Investment Management LLC (5)
October 18, 2008	Decrease	5.06	4.99	Pzena Investment Management LLC (6)
October 24, 2008	Increase	NC	2.04	Crédit Agricole Asset Management
November 5, 2008	Decrease	4.99	4.92	Pzena Investment Management LLC (7)
November 6, 2008	Increase	4.14	NC	Dodge & Cox
December 18, 2008	Decrease	NC	NC	BT Pension Scheme/Hermès

(1)

Not communicated.

(2)

Notice to AMF No. 208C0376, T. Rowe Price Group, Inc. also declared that it holds 90,575 of 7.75% convertible bonds giving right to 3,652,889 shares of Alcatel-Lucent.

(3)

Notice to AMF No. 208C0428.

(4)

Notice to AMF No. 208C1158.

(5)

Notice to AMF No. 208C1906.

(6)

Notice to AMF No. 208C1989.

(7)

Notice to AMF No. 208C2028.

Alcatel-Lucent - 2008 annual report on form 20-F - 128

Back to Contents

9.5

CHANGES OF SHAREHOLDINGS

Situation on December 31	2008		2007		2006
(in %)	% Capital	% Voting rights	% Capital	% Voting rights	% Capital	% Voting rights
Brandes Investment Partners, L.P.	9.44	9.31	10.23	10.08	9.75	9.86
Pzena Investment Management	4.99	4.92	4.90	4.83	NC (1)	NC
Dodge & Cox	4.17	4.12	NC	NC	NC	NC
Tradewinds Global Investors	3.49	3.44	3.32	3.27	NC	NC
Other institutional investors in France	2.95	2.91	2.95	2.91	NC	NC
Fidelity	NC	NC	2.33	2.29	5.22	5.27
Caisse des Dépôts et Consignations (CDC)	2.07	2.05	2.07	2.05	2.08	2.11
Crédit Agricole Asset Management	2.02	1.99	1.57	1.54	2.74	2.77
BT Pension Scheme/Hermès	1.83	1.80	1.73	1.71	NC	NC
BNP Paribas Asset Management	1.77	1.75	1.67	1.65	0.44	0.44
FCP 2AL	1.41	2.51	1.26	2.32	1.23	2.34
Treasury stock held by parent company	1.09	NA(2)	1.09	NA	1.10	NA
Treasury stock held by subsidiaries	1.43	NA	1.43	NA	1.45	NA
Public	63.34	65.20	65.45	67.35	75.99	77.21
TOTAL	100	100	100	100	100	100
(1) In this table, NC means “non communicated” (2) In this table, NA means “non applicable»

Alcatel-Lucent - 2008 annual report on form 20-F - 129

Back to Contents

9.6

SHAREHOLDERS’ GENERAL MEETING

The most recent Shareholders’ Meeting was held on May 30, 2008, the date for which it was initially convened, and was chaired by Mr Tchuruk.

A report on the Meeting was published in the letter to shareholders sent to holders of registered shares.

Shareholders present or represented by proxy had in the aggregate a total of 1,226.1 million shares, which represented a quorum of 54.27%.

The shareholder attendance rate increased from 31.5% in 2004 to 54.27% at the most recent meeting held on May 30, 2008, a 72% increase in attendance.

Evolution of the rate of participation over 5 years

Method of participation at the 2008 Shareholders’ Meeting

The table and the chart below reflect the breakdown of the participants according to the method of participation used by the shareholder.

Shareholders can participate in Shareholders’ Meetings in one of three ways:

1.

physically attend or be represented at the Meeting,

2.

vote by mail,

3.

proxy granted to the Chairman.

Method of participation	Number of shareholders	Shares (in millions)
Shareholders present	1,201	176.32
Shareholders who were represented	320	0.54
Powers given to the President	23,518	28.61
Voters by mail	7,551	1,020.63
TOTAL	32,590	1,226.1

EVOLUTION OF THE METHOD OF PARTICIPATION OF THE SHAREHOLDERS OVER 5 YEARS (1)

(1)

Based on the number of shareholders participating in the Meeting.

All of the resolutions that were presented at the General Shareholders’ Meeting of May 30, 2008 were adopted. Voting results were published on line on our Internet site.

Alcatel-Lucent - 2008 annual report on form 20-F - 130

Back to Contents

9.7

TREND OF DIVIDEND PER SHARE OVER 5 YEARS

Year of payment	2008	2007	2006	2005	2004
Dividend distributed (in euros, per share)	-	0.16*	0.16**	-	-
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

At its meeting of February 3, 2009 our Board of Directors determined that it is prudent not to pay a dividend for fiscal year 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 131

Back to Contents

Alcatel-Lucent - 2008 annual report on form 20-F - 132

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

10.2

SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

The data set out below are extracts from our Articles of Association (articles 7, 9, 12, 13, 14, 16, 17, 18, 21, 22 and 24), and a summary of certain legal and regulatory provisions applicable to companies having their registered office in France and whose securities are listed on a regulated market.

Holding of shares and obligations of the shareholders

a) Form

The shares are not represented by a certificate.

Bearer shares are recorded in the books of the financial intermediary (bank or broker) in the name of the shareholder with Euroclear.

Shares are registered when the nominal value is fully paid.

Fully paid shares may be in registered or bearer form at the shareholder’s choice up until the shareholder reaches a threshold of 3% of the total number of shares. Once the individual threshold of 3% of the company’s total number of shares is reached, the shares must be registered. The obligation to register shares applies to all the shares already held as well as to any shares which may be acquired subsequently in excess of this threshold.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 133

Back to Contents

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

c) Exceeding the legal thresholds

Beyond the notification obligations provided for in our Articles of Association, French law requires that any individual or legal entity, acting alone or in concert, which comes to hold a total number of shares (including through ADSs), above 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the capital or of the voting rights of a company, notify the company and the AMF within five trading days from the date on which these thresholds are exceeded.

This notification must also be made, within the same period, when the holding in capital or voting rights falls below these thresholds.

In the event of a failure to appropriately notify that these thresholds have been exceeded, the voting rights of the shares in excess of the threshold that should have been notified are suspended for any shareholders’ meeting that might be held up to the expiration of a period of two years from the date the notification is eventually filed.

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

Changes in the capital

a) Capital increases

In accordance with applicable law, our capital may be increased by cash or in-kind contributions, pursuant to a resolution of the Extraordinary General Meeting approved by two-thirds of the shareholders present or represented. This power may also be delegated to the Board of Directors. In the event of a delegation to the Board of Directors, the Chief Executive Officer may be granted specific powers to make a capital increase.

Alcatel-Lucent - 2008 annual report on form 20-F - 134

Back to Contents

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

Legal entities that are represented on the Board must replace any 70-year-old representative no later than at the ordinary General Meeting of Shareholders called to approve the accounts of the fiscal year in which such representative reached the age of 70.

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

Subject to the authority expressly reserved for the Shareholder Meetings, and within the limits of the corporate purpose, the Board of Directors addresses any question that affects the Company’s operations and governs the affairs of the Company through its deliberations.

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

The Board of Directors appoints from among its members, upon the affirmative vote of the majority of the Directors present or represented, a Chairman for a term not exceeding the term of his or her position as a Director. The Board of Directors may remove the Chairman at any time, upon the affirmative vote of the majority of the Directors present or represented.

The Chairman of the Board of Directors performs the missions assigned to him by law and notably he shall ensure the proper functioning of the company’s governing bodies. He shall chair meetings of the Board of Directors, organize the work of the Board and ensure that the Directors are able to fulfill their mission.

The Board of Directors may appoint, if it so wishes, one or more Vice-Chairmen, and set their term of office, which may not exceed their term as Director. The Vice-Chairman, or the most senior Vice-Chairman, performs the duties of the Chairman when the Chairman is unable to do so.

If it does not assign the general management of the company to the Chairman, the Board of Directors appoints, whether among its members or not, upon the affirmative vote of the majority of the Directors present or represented, a Chief Executive Officer for a term determined by it, not to exceed the term of his or her position as a Director, if applicable. The Board of Directors may remove the Chief Executive Officer at any time, upon the affirmative vote of the majority of the Directors present or represented.

The Chief Executive Officer is vested with the fullest power to act in all circumstances in the name of the company, within the limits of the corporate purpose, the limitations set by the Board of Directors and reviewed on October 29, 2008 (as previously described in Section 7.3, “Powers of the Board of Directors” of this document) and subject to the powers that the law expressly bestows on the Shareholders’ Meetings and on the Board of Directors.

Alcatel-Lucent - 2008 annual report on form 20-F - 135

Back to Contents

The Chief Executive Officer represents the company in its relations with third parties. He represents the company before the courts.

When the Chairman of the Board of Directors assumes management of the company, the provisions of this Article and the law governing the Chief Executive Officer apply to him.

On the proposal of the Chief Executive Officer, the Board of Directors may authorize one or more persons to assist him, as Executive Vice-Presidents.

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

When the Chairman does not also occupy the position of Chief Executive Officer, he may hold the office of Chairman for the period set by the Board of Directors, but this period shall not exceed his term as Director, as well as the age limit set for the Directors.

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

All shareholders may attend the meeting in person or be represented by proxy, or by vote by mail, on proof of identity and registration of the securities on the third working day preceding the meeting at midnight, Paris time, either in the company’s accounts of registered securities, or in the bearer share accounts held by a duly authorized intermediary.

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

The Meeting may be re-broadcast by video-conference and/or electronic transmission. If applicable, this should be mentioned in the notice of Meeting.

Alcatel-Lucent - 2008 annual report on form 20-F - 136

Back to Contents

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

Voting rights

At General Meeting of Shareholders held on June 1, 2007, the shareholders voted to eliminate the statutory limitation on voting rights at General Meetings; as a result and subject to what is described below, each member at every Meeting has the right to as many votes as the number of shares that he owns or represents.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 137

Back to Contents

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

The form of the deposit agreement for the ADS and the form of American depositary receipt (ADR) that represents an ADS have been filed as exhibits to our registration statement on Form F-6 that we filed with the Securities and Exchange Commission on June 4, 2008. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York, located at 101 Barclay Street, New York, New York 10286, and at the principal office of our custodian, Société Générale, located at 32, rue du Champ de Tir, 44312 Nantes, France.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 138

Back to Contents

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

•

sell rights as described under the heading “Dividends, other distributions and rights – Rights to subscribe for additional shares and other rights” above; and

•

deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

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

Any non-French resident (both E.U. and non-E.U.) must file an administrative notice (“déclaration administrative”) with the French authorities in connection with any transaction which, in the aggregate, would result in the direct or indirect holding by such non-French resident of at least 33.33% of the capital or the voting rights of a French company.

The payment of all dividends to foreign shareholders must be effected through an accredited intermediary. All registered banks and credit establishments in France are accredited intermediaries.

You should refer to Section 10.2 “Specific provisions of the by-laws and of law” for a description of the filings required based on shareholdings.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 139

Back to Contents

The following description of tax consequences should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of the purchase or ownership of our ordinary shares or ADSs. Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities’ holdings, and persons holding their ordinary shares or ADSs as part of a hedging, straddle, conversion transaction or other integrated investment, among others. Those special rules are not discussed in this annual report. This summary does not address all potential tax implications that may be relevant to you as a holder, in light of your particular circumstances. You should consult your tax advisor concerning the overall U.S. federal, state and local tax consequences, as well as the French tax consequences, of your ownership of our ordinary shares or ADRs and ADSs represented thereby.

For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if you own ADSs evidenced by ADRs, you will be treated as the owner of the ordinary shares represented by such ADSs.

Taxation of dividends

Withholding Tax and Tax Credit. French resident individuals will be subject to taxation at the progressive rate on only 60% of the dividends received by them from both French and foreign companies, in addition to the annual allowance equal to € 1,525 for single individuals, widows, widowers, divorced persons or married persons or members of a union agreement subject to separate taxation, and € 3,050 for married persons or members of a union agreement subject to joint taxation. This exemption will apply to any dividend distributed by a company that is subject to corporation tax or an equivalent tax and that is located in an EU member state or a country that has signed a tax treaty (which has an administrative assistance clause with the purpose of combating fraud and tax evasion) with France.

In addition, French resident individuals will receive a tax credit equal to 50% of the dividends (which we refer to as the Tax Credit), capped at € 115 for single individuals, widows, widowers, divorced persons or married persons and members of a union agreement subject to separate taxation, and € 230 for married persons and members of a union agreement subject to joint taxation.

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

If your ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France, we will withhold tax from your dividend at the reduced rate of 15%, provided that you (i) complete the French Treasury Form 5000-EN (Certificate of Residence), which establishes that you are a resident of the U.S. under the Treaty, (ii) have it certified either by the Internal Revenue Service or the financial institution that is in charge of the administration of the ordinary shares or ADSs, and (iii) send it to us before the date of payment of the dividend.

If you have not completed and sent the Certificate of Residence before the dividend payment date under the “simplified” procedure, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities under the “normal” procedure, provided that you (i) duly complete the Certificate of Residence and the French Treasury Form 5001-EN (Calculation of Withholding Tax on Dividends); (ii) have the forms certified either by the Internal Revenue Service or the financial institution that is in charge of the administration of the ordinary shares or ADSs, and (iii) send both forms to us early enough to enable us to file them with the French tax authorities before December 31 of the second calendar year following the year during which the dividend is paid.

You can obtain the Certificate of Residence, the Form 5001-EN and their respective instructions from the Depositary, the Internal Revenue Service or the French Centre des impôts des non-résidents, the address of which is 10 rue du Centre, TSA, 93465 Noisy-Le-Grand, France. Copies of the Certificate of Residence and Form 5001-EN may also be downloaded from the French tax authorities website (www.impots.gouv.fr).

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

Alcatel-Lucent - 2008 annual report on form 20-F - 140

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

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

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

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the ordinary shares or ADSs. Any gain or loss will generally be U.S. source gain or loss. If you are a non-corporate holder, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet certain minimum holding periods. Long-term capital gains realized upon a sale or other disposition of the ordinary shares or ADSs before the end of a taxable year which begins before January 1, 2011 generally will be subject to a maximum U.S. federal income tax rate of 15%.

Transfer tax on sale of ordinary shares or ADSs

A 3% transfer tax capped at € 5,000 per transfer applies to certain transfers of ordinary shares or ADSs in French corporations. The transfer tax does not apply to transfers of ordinary shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, you should not be liable to pay the transfer tax on the sale or disposition of your ordinary shares or ADSs provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

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

Additionally, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain) you may be subject to backup withholding at a current rate of 28% (increased to 31% for taxable years 2011 and thereafter) with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

Alcatel-Lucent - 2008 annual report on form 20-F - 141

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

10.4

DOCUMENTS ON DISPLAY

We file reports with the Securities and Exchange Commission that contain financial information about us and our results of operations. You may read or copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. All of our Securities and Exchange Commission filings made after February 4, 2002 are available to the public at the SEC web site at www.sec.gov. Our web site at www.alcatel-lucent.com includes information about our business and also includes some of our Securities and Exchange Commission filings prior to February 4, 2002. The contents of our website are not incorporated by reference into this document.

The articles of association of Alcatel Lucent as well as reports from the Board of Directors to the General Shareholder’s Meeting, auditors reports, historical financial statements of the company for the last three fiscal years and any other document sent to or required by law to be made available to shareholders, may be reviewed at the company’s registered head office at 54 rue La Boétie – 75008 Paris.

Any shareholder can also consult/download from our website under the heading “Regulated information”, the 2008 reference document filed with the AMF, which includes:

•

the annual financial report (which is the “Operating and financial review and prospects” included in Chapter 6 of this document);

•

the Statutory Auditors’ reports on the parent company and consolidated accounts;

•

the special report of the Statutory Auditors concerning regulated agreements and commitments;

•

the report from the Chairman of the Board of Directors on the corporate governance and on internal control required under French law;

•

the Statutory Auditors’ report on the report prepared by the Chairman of the Board of Directors, and

•

information relating to the Statutory Auditors’ fees (which is also set forth in Section 11.4 of this document).

Alcatel-Lucent - 2008 annual report on form 20-F - 142

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2008, our internal control over financial reporting is effective.

Deloitte & Associés and Ernst & Young et Autres, the independent registered public accounting firms that audited the consolidated financial statements in this annual report, have issued a report on Alcatel-Lucent’s internal control over financial reporting, as stated in their report set forth in Section 11.2 of this annual report.

Alcatel-Lucent - 2008 annual report on form 20-F - 143

Back to Contents

11.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The Board of Directors and Shareholders of Alcatel-Lucent

We have audited the internal control over financial reporting of Alcatel-Lucent and subsidiaries (the “Group”) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Group and our report dated March 23, 2009 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & ASSOCIÉS	/s/ ERNST & YOUNG et Autres
Represented by Jean-Yves Jégourel

Neuilly-sur-Seine, France, March 23, 2009.

Alcatel-Lucent - 2008 annual report on form 20-F - 144

Back to Contents

11.3

STATUTORY AUDITORS

Our Statutory Auditors and Alternate Auditors who report on our parent company and consolidated accounts are:

	Appointment*	Most recent renewal	Expiration of mandate
Statutory Auditors
Deloitte & Associés, represented by Mr Antoine de Riedmatten 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine Cedex	06/18/1998	09/07/2006	12/31/2011
Ernst & Young et Autres, represented by par Mr Jean-Yves Jégourel 41, rue Ybry 92576 Neuilly-sur-Seine	06/23/1994	09/07/2006	12/31/2011
Alternate Auditors
BEAS 7-9 villa Roussay 92524 Neuilly-sur-Seine Cedex	09/07/2006		12/31/2011
Auditex Faubourg de l’Arche, 11 allée de l’Arche 92400 Courbevoie	09/07/2006		12/31/2011
* Date of the Annual Shareholders’ Meeting.

11.4

STATUTORY AUDITORS’ FEES

Fees of our Statutory Auditors and their international networks in 2007 and in 2008:

(in thousands of euros, except percentages)	Deloitte & Associés (Deloitte Touche Tohmatsu network)				Ernst & Young (Ernst & Young network)				Note
	2008		2007		2008		2007
1. Audit
Audit fees (statutory audit, audit of consolidated financial statements and certification)	9,910	89%	10,929	86%	9,503	88%	8,995	70%	1
Issuer	3,879	35%	4,075	32%	3,311	31%	3,655	28%
Consolidated entities	6,031	54%	6,854	54%	6,192	57%	5,340	42%
Audit related fees	828	8%	1,496	12%	1,021	9%	1,397	11%	2
Issuer	108	1%	241	2%	51	0%	193	2%
Consolidated entities	720	7%	1,255	10%	970	9%	1,204	9%
SUB-TOTAL	10,738	97%	12,425	98%	10,524	97%	10,392	81%
2. Other services (not audit related)									3
Legal and tax services	108	1%	102	1%	173	2%	2,494	19%	4
Other services	263	2%	121	1%	99	1%	44	0%	5
SUB-TOTAL	371	3%	223	2%	272	3%	2,538	19%
TOTAL	11,109	100%	12,648	100%	10,796	100%	12,930	100%

The table above provides the fees of Alcatel-Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2008 and 2007.

Alcatel-Lucent - 2008 annual report on form 20-F - 145

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

11.5

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Jean C. Monty is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the Securities and Exchange Commission and The New York Stock Exchange.

Alcatel-Lucent - 2008 annual report on form 20-F - 146

Back to Contents

11.6

CODE OF ETHICS

On February 4, 2004, our Board of Directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer and Corporate Controller. A copy of our Code of Ethics for Senior Financial Officers has been posted on our website, www.alcatel-lucent.com. This Code of Ethics is in addition to our Statement of Business Principles, which also applies to our senior financial officers (see Section 7.6, “Statement of business principles and of Code of Ethics”).

11.7

FINANCIAL STATEMENTS

The following consolidated financial statements of Alcatel-Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2008, 2007 and 2006 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

11.8

EXHIBITS

1.1	Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation), dated December 31, 2008.
2.1

Form of Amended and Restated Deposit Agreement, as further amended and restated as of June 10, 2008, among Alcatel-Lucent, The Bank of New York, as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel-Lucent’s Registration Statement on Form F-6) (File No. 333-138770).

4.

Agreement and Plan of Merger, dated April 2, 2006, among Lucent Technologies Inc., Alcatel and Aura Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Lucent’s Form 8-K dated November 20, 2006).

8.	List of subsidiaries (see Note 36 to our consolidated financial statements included elsewhere herein).
10.1	Consent of Independent Registered Public Accounting Firm – Deloitte & Associés.
10.2	Consent of Independent Registered Public Accounting Firm – Ernst & Young et Autres.
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
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

Alcatel-Lucent - 2008 annual report on form 20-F - 147

Back to Contents

11.9

CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

FORM 20-F	2008 ANNUAL REPORT ON 20-F
Item 1:Identity of Directors, Senior Management and Advisers	N/A
Item 2: Offer Statistics and Expected Timetable	N/A
Item 3: Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	Chapter 3 Risk factors
Item 4: Information On The Company
A. History and development of the Company	Chapter 4 Information about the Group
B. Business overview	Chapter 5 Description of the Group’s activities
C. Organizational structure	Section 4.3 Structure of the principal companies consolidated in the Group as of December 31, 2008
D. Property, plants and equipment	Section 4.4 Real estate and equipment
Item 4A: Unresolved Staff Comments	N/A
Item 5: Operating and Financial Review and Prospects
A. Operating results (significant factors materially affecting the company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.5.
B. Liquidity and capital resources	Section 6.6 Liquidity and capital resources
C. Research and Development, patents and licenses, etc.	Section 6.11 Research and Development – Expenditures; headings “Research and Development costs” of Section 6.2 and Section 6.4
D. Trend information	Section 6.1 Overview of 2008 and Section 6.8 Outlook for 2009
E. Off-Balance sheet arrangements	Section 6.7 Contractual obligations and off-balance sheet contingent commitments
F. Tabular disclosure of contractual obligations	First subsection Contractual obligations of Section 6.7 Contractual obligations and off-balance sheet contingent commitments
G. Safe harbor
Item 6: Directors, Senior Management and Employees
A. Directors and senior management	Section 7.1 Governance Code, 7.2 Management and 7.4 Committees of the Board
B. Compensation	Section 7.5 Compensation and Section 7.7 Regulated agreements, commitments and related party transactions
C. Board practices

Section 7.1 Governance Code, 7.2 Management, 7.3 Powers of the Board of Directors, 7.4 Committees of the Board, 7.6 Statement of business principles and Code of ethics and 7.9 Operating Rules of the Board of Directors

1. Date of expiration of the current term of office and the period during which the person has served it that office;	Section 7.2 Management and 7.5 Compensation
2. Directors’ service contracts with the company or any of its subsidiaries;	Section 7.5 Compensation and Section 7.7 Regulated agreements, commitments and related party transactions
3. Company’s audit committee and remuneration committee.	Section 7.4 Committees of the Board
D. Employees	Subsection Employees of Section 5.13 Human resources
E. Share ownership (with respect to the persons listed in Item 6.B.2)

1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their voting rights; options granted to these persons on the company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any, expiration date of the options);

Section 7.5 Compensation and Section 7.7 Regulated agreements, commitments and related party transactions
2. Any arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.	Subsection Employee share ownership and stock option plans and performance shares of Section 5.13 Human resources
Item 7: Major Shareholders and Related Party Transactions Employees
A. Major shareholders	Section 9.4 Breakdown of capital and voting rights and Section 9.5 Changes in shareholdings
B. Related Party Transactions

Section 7.7 Regulated agreements, commitments, and related party transactions and Subsection Transactions by Officers and Directors in Alcatel-Lucent securities of Section 9.4 Breakdown of capital and voting rights

Alcatel-Lucent - 2008 annual report on form 20-F - 148

Back to Contents

C. Interests of experts and counsel	N/A
Item 8: Financial Information
A. Consolidated statements and other financial information	Chapter 12 Consolidated financial statements at December 31, 2008, Section 6.10 Legal matters and Section 9.7 Trend of dividend per share over 5 years
B. Significant changes since the date of the annual financial statements	N/A
Item 9: The Offer and Listing
A. Offer and listing details	Section 9.1 Listing and Section 9.2 Trading over the last five years
B. Plan of distribution	N/A
C. Markets	Section 9.1 Listing
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A
Item 10: Additional Information
A. Share capital	Chapter 8 Information concerning our capital and Subsection Employee share ownership, stock option plans and performance shares of Section 5.13 Human Resources
B. Memorandum and Articles of Association

Section 10.1 Legal information, Section 10.2 Specific provisions of the by-laws and of law, Subsection Ownership of shares by non-French persons of Section 10.3 American Depositary Shares, taxation and certain other matters and Section 9.6 Shareholders’ General Meeting

C. Material contracts	Section 4.5 Material contracts
D. Exchange controls	Subsection Exchange controls of Section 10.3 American Depositary Shares, taxation and certain other matters
E. Taxation	Subsection Taxation of Section 10.3 American Depositary Shares, taxation and certain other matters
F. Dividends and paying agents	N/A
G. Statement by experts	N/A
H. Documents on display	Section 10.4 Documents on display
I. Subsidiary information	No information in this regard.
Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.9 Qualitative and quantitative disclosures about market risk
Item 12: Description of Securities Other than Equity Securities	N/A
Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A
Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15: Controls and Procedures	Section 11 Controls and procedures, Statutory Auditors’ fees and other matters
(a) Disclosure controls and procedures	Subsection Disclosure controls and procedures of Section 11.1 Controls and procedures
(b) Management’s annual report on internal control over financial reporting	Subsection Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Section 11.2 Report of independent registered public accounting firms
d) Changes in internal control over financial reporting	Subsection Management’s annual report on internal control over financial reporting of Section 11.1 Controls and Procedures
Item 16: Reserved	Reserved
Item 16A: Audit Committee Financial Expert	Section 11.5 Audit Committee financial expert
Item 16B: Code of Ethics	Section 11.6 Code of ethics
Item 16C: Principal Accountant Fees and Services	Section 11.3 Statutory Auditors and Section 11.4 Statutory Auditors’ fees
Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 8.6 Purchases of Alcatel-Lucent shares by the company
Item 16F: Change in Resgistrant’s Certifying Accountant	N/A
Item 16G: Corporate Governance	Section 7.8 Major differences between our corporate governance practices and NYSE requirements
Item 17: Financial Statements	See Item 11.7 Financial statements
Item 18: Financial Statements	Section 11.7 Financial statements
Item 19: Exhibits	Section 11.8 Exhibits

Alcatel-Lucent - 2008 annual report on form 20-F - 149

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Financial Officer

March 31, 2009

Alcatel-Lucent - 2008 annual report on form 20-F - 150

Back to Contents

12

CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2008

Report of independent registered public accounting firms

152

Consolidated income statements

153

Consolidated balance Sheets

154

Consolidated statements of cash flows

155

Consolidated statements of recognized income and expense

156

Consolidated statements of changes in shareholders’ equity

157

Notes to Consolidated Financial Statements

158

Alcatel-Lucent - 2008 annual report on form 20-F - 151

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Alcatel-Lucent

We have audited the accompanying consolidated balance sheets of Alcatel-Lucent and subsidiaries (the “Group”) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, recognized income and expense, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alcatel-Lucent and subsidiaries as of December 31, 2008, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 1 to the consolidated financial statements, the Group has elected to early apply International Financial Reporting Standard (“IFRS”) No.8, Operating Segments as of January 1, 2008, with retrospective effect to January 1, 2006.

As discussed in Note 4 to the consolidated financial statements, the Group has changed its method of accounting for the measurement of defined benefit asset in accordance with International Financial Reporting Interpretations Committee (IFRIC) Interpretation No. 14, Interpretation of IAS 19 – The Limit on Defined Benefit Asset, Minimum Funding Requirements and their Interaction, as of January 1, 2008 with retrospective effect to January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alcatel-Lucent’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG et Autres	/s/ DELOITTE & ASSOCIÉS
Represented by Jean-Yves Jégourel

Neuilly-sur-Seine, France, March 23, 2009.

Alcatel-Lucent - 2008 annual report on form 20-F - 152

Back to Contents

CONSOLIDATED INCOME STATEMENTS

(in millions except per share information)	Notes	2008 (1)	2008	2007	2006 (2)
Revenues	(5) & (6)	U.S. $ 23,640	€ 16,984	€ 17,792	€ 12,282
Cost of sales (3)	(4) & (23e)	(15,575)	(11,190)	(12,083)	(8,214)
Gross profit		8,065	5,794	5,709	4,068
Administrative and selling expenses (3)	(4) & (23e)	(4,305)	(3,093)	(3,462)	(1,911)
Research and development expenses before capitalization of development expenses		(3,978)	(2,858)	(3,107)	(1,579)
Impact of capitalization of development expenses		141	101	153	109
Research and development costs (3)	(23e)	(3,837)	(2,757)	(2,954)	(1,470)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(5)	(77)	(56)	(707)	687
Restructuring costs	(27)	(782)	(562)	(856)	(707)
Impairment of assets	(7)	(6,577)	(4,725)	(2,944)	(141)
Gain/(loss) on disposal of consolidated entities		(10)	(7)	-	15
Post-retirement benefit plan amendments		65	47	258	-
Income (loss) from operating activities		(7,381)	(5,303)	(4,249)	(146)
Interest relative to gross financial debt		(544)	(391)	(403)	(241)
Interest relative to cash and cash equivalents		249	179	230	143
Finance costs	(8)	(295)	(212)	(173)	(98)
Other financial income (loss)	(8)	509	366	541	(34)
Share in net income (losses) of equity affiliates	(16)	134	96	110	22
Income (loss) before income tax, related reduction of goodwill and discontinued operations		(7,033)	(5,053)	(3,771)	(256)
Reduction of goodwill related to deferred tax assets initially unrecognized	(9)	-	-	(256)	(5)
Income tax, (charge) benefit	(9)	(213)	(153)	(60)	42
Income (loss) from continuing operations		(7,246)	(5,206)	(4,087)	(219)
Income (loss) from discontinued operations	(10)	46	33	610	158
NET INCOME (LOSS)		(7,200)	(5,173)	(3,477)	(61)
Attributable to:
• equity holders of the parent		(7,259)	(5,215)	(3,518)	(106)
• minority interests		59	42	41	45
Net income (loss) attributable to the equity holders of the parent per share (in euros/U.S. dollars)
• Basic earnings per share	(11)	U.S. $ (3.22)	€ (2.31)	€ (1.56)	€ (0.07)
• Diluted earnings per share	(11)	U.S. $ (3.22)	€ (2.31)	€ (1.56)	€ (0.07)
Net income (loss) (before discontinued operations) attributable to the equity holders of the parent per share (in euros/U.S. dollars)
• Basic earnings per share		U.S. $ (3.23)	€ (2.32)	€ (1.83)	€ (0.18)
• Diluted earnings per share		U.S. $ (3.23)	€ (2.32)	€ (1.83)	€ (0.18)
Net income (loss) of discontinued operations per share (in euros/U.S. dollars)
• Basic earnings per share		U.S. $ 0.01	€ 0.01	€ 0.27	€ 0.11
• Diluted earnings per share		U.S. $ 0.01	€ 0.01	€ 0.27	€ 0.11

(1)

Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = $ 1.3919 on December 31, 2008.

(2)

Consolidated income statement for 2006 is re-presented to reflect the impacts of discontinued operations (see Note 10) and the change in accounting policies presented in Note 4. Lucent’s results were consolidated from December 1, 2006 onwards.

(3)

Classification of share-based payments between cost of sales, administrative and selling expenses and research & development costs is provided in Note 23e.

Alcatel-Lucent - 2008 annual report on form 20-F - 153

Back to Contents

CONSOLIDATED BALANCE SHEETS

ASSETS (in millions)	Notes	December 31, 2008 (1)	December 31, 2008	December 31, 2007 (2)	December 31, 2006 (3)
Goodwill	(12)	U.S. $ 5,867	€ 4,215	7,328	10,891
Intangible assets, net	(13)	3,573	2,567	4,230	5,441
Goodwill and intangible assets, net		9,440	6,782	11,558	16,332
Property, plant and equipment, net	(14)	1,880	1,351	1,428	1,821
Share in net assets of equity affiliates	(16)	157	113	1,352	682
Other non-current financial assets, net	(17)	969	696	704	803
Deferred tax assets	(9)	1,186	852	1,232	1,692
Prepaid pension costs	(25)	3,199	2,298	3,472	3,435
Marketable securities, net	(26)	-	-	-	697
Other non-current assets	(21)	905	650	389	203
Total non-current assets		17,736	12,742	20,135	25,665
Inventories and work in progress, net	(18) & (19)	3,057	2,196	2,235	2,259
Amounts due from customers on construction contracts	(18)	689	495	704	615
Trade receivables and related accounts, net	(18) & (20)	6,027	4,330	4,163	3,877
Advances and progress payments	(18)	138	99	110	87
Other current assets	(21)	1,942	1,395	1,117	1,006
Assets held for sale	(10)	1,876	1,348	35	2,127
Current income taxes		157	113	60	260
Marketable securities, net	(17) & (26)	1,261	906	894	1,245
Cash and cash equivalents	(26)	5,132	3,687	4,377	4,749
Total current assets		20,279	14,569	13,695	16,225
TOTAL ASSETS		38,015	27,311	33,830	41,890

LIABILITIES AND SHAREHOLDERS’ EQUITY (in millions of euros)	Notes	December 31, 2008 (1)	December 31, 2008	December 31, 2007 (2)	December 31, 2006 (3)
Capital stock (€ 2 nominal value: 2,318,041,761 ordinary shares issued at December 31, 2008, 2,317,441,420 ordinary shares issued at December 31, 2007 and 2,309,679,141 ordinary shares issued at December 31, 2006)	(23)	U.S. $ 6,453	€ 4,636	4,635	4,619
Additional paid-in capital		23,145	16,628	16,543	16,443
Less treasury stock at cost		(2,180)	(1,566)	(1,567)	(1,572)
Retained earnings, fair value and other reserves		(12,277)	(8,820)	(3,821)	(3,441)
Cumulative translation adjustments		(1,434)	(1,030)	(1,085)	(115)
Net income (loss) – attributable to the equity holders of the parent	(11) & (22)	(7,259)	(5,215)	(3,518)	(106)
Shareholders’ equity - attributable to the equity holders of the parent	(23)	6,448	4,633	11,187	15,828
Minority interests	(23)	823	591	515	495
Total shareholders’ equity	(23) & (24)	7,271	5,224	11,702	16,323
Pensions, retirement indemnities and other post-retirement benefits	(25)	6,691	4,807	4,447	5,449
Bonds and notes issued, long-term	(24) & (26)	5,472	3,931	4,517	4,901
Other long-term debt	(26)	93	67	48	147
Deferred tax liabilities	(9)	1,603	1,152	1,897	2,583
Other non-current liabilities	(21)	617	443	366	276
Total non-current liabilities		14,476	10,400	11,275	13,356
Provisions	(27)	3,374	2,424	2,566	2,366
Current portion of long-term debt	(26)	1,527	1,097	483	1,161
Customers’ deposits and advances	(18) & (29)	1,293	929	847	778
Amounts due to customers on construction contracts	(18)	262	188	407	273
Trade payables and related accounts	(18)	6,362	4,571	4,514	4,027
Liabilities related to disposal groups held for sale	(10)	-	-	-	1,606
Current income tax liabilities		258	185	70	66
Other current liabilities	(21)	3,192	2,293	1,966	1,934
Total current liabilities		16,268	11,687	10,853	12,211
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		38,015	27,311	33,830	41,890

(1)

Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = U.S. $ 1.3919 on December 31, 2008.

(2)

The consolidated balance sheet as of December 31, 2007 is re-presented to reflect the impacts of the application of IFRIC 14, (see Note 4).

(3)

The consolidated balance sheet as of December 31, 2006 is re-presented to reflect the impacts of the change in accounting policies presented in Note 4 and the changes in the purchase price allocation related to the business combination with Lucent described in Note 3.

Alcatel-Lucent - 2008 annual report on form 20-F - 154

Back to Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Notes	2008 (1)	2008	2007	2006
Cash flows from operating activities
Net income (loss) – attributable to the equity holders of the parent		U.S. $ (7,259)	€ (5,215)	(3,518)	(106)
Minority interests		58	42	41	45
Adjustments	(30)	8,109	5,826	3,890	990
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(30)	908	653	413	929
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(18)	(122)	(88)	(311)	(116)
Trade receivables and related accounts	(18)	152	109	(685)	(137)
Advances and progress payments	(18)	13	9	(29)	(5)
Trade payables and related accounts	(18)	6	4	627	229
Customers’ deposits and advances	(18)	(89)	(64)	164	(100)
Other current assets and liabilities		(141)	(101)	22	(280)
Cash provided by operating activities before interest and taxes		727	522	201	520
Interest received		219	157	202	109
Interest paid		(486)	(349)	(354)	(207)
Taxes (paid)/received		(171)	(123)	(73)	(71)
Net cash provided (used) by operating activities		289	207	(24)	351
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		262	188	93	252
Capital expenditures	(13) & (14)	(1,254)	(901)	(842)	(684)
Of which impact of capitalization of development costs	(13)	(571)	(410)	(414)	(386)
Decrease (increase) in loans and other non-current financial assets		36	26	(31)	-
Cash expenditures for acquisition of consolidated and non-consolidated companies		(102)	(73)	(24)	(424)
Cash and cash equivalents from consolidated companies acquired		-	-	-	1,397
Cash proceeds from sale of previously consolidated and non-consolidated companies		31	22	293	76
Cash proceeds from sale of marketable securities		17	12	1,050	144
Net cash provided (used) by investing activities		(1,010)	(726)	539	761
Cash flows from financing activities:
Issuance/(repayment) of short-term debt		(33)	(24)	(251)	11
Issuance of long-term debt	(26)	-	-	-	-
Repayment/repurchase of long-term debt	(26)	(315)	(226)	(509)	(516)
Proceeds from issuance of shares		-	-	15	19
Proceeds from disposal of treasury stock		-	-	5	6
Dividends paid		(10)	(7)	(366)	(219)
Net cash provided (used) by financing activities		(358)	(257)	(1,106)	(699)
Cash provided (used) by operating activities of discontinued operations	(10)	-	-	(77)	172
Cash provided (used) by investing activities of discontinued operations	(10)	29	21	652	(24)
Cash provided (used) by financing activities of discontinued operations	(10)	-	-	(352)	(159)
Net effect of exchange rate changes		90	65	(125)	(42)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(960)	(690)	(493)	360
Cash and cash equivalents at beginning of year		6,092	4,377	4,749	4,510
Cash and cash equivalents at end of year (2)		5,132	3,687	4,377	4,749
Cash and cash equivalents at beginning of year classified as assets held for sale		-	-	121	-
Cash and cash equivalents at end of year classified as assets held for sale		-	-	-	121

(1)

Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = U.S. $ 1.3919 on December 31, 2008.

(2)

Includes € 678 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2008 (€ 460 million as of December 31, 2007 and € 642 million as of December 31, 2006). Such restrictions can limit the use of such cash and cash equivalents by other Group subsidiaries and the parent.

Alcatel-Lucent - 2008 annual report on form 20-F - 155

Back to Contents

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(in millions)	Notes	2008 (1)	2008	2007	2006
Financial assets available for sale:	(17)	U.S. $ (53)	€ (38)	20	36
Valuation gains/(losses) taken to equity		(53)	(38)	47	36
Transferred to profit or loss on sale		-	-	(27)	-
Cumulative translation adjustments		156	112	(993)	(323)
Cash flow hedging	(28)	7	5	(4)	(4)
Amount taken to equity		(19)	(14)	(7)	4
Recycling in income (loss)		26	19	3	(8)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(25)	(2,735)	(1,965)	43	574
Tax on items recognized directly in equity	(9)	597	429	68	(216)
Other adjustments		120	86	(14)	8
Net gains (losses) recognized in equity		(1,908)	(1,371)	(880)	75
Of which transferred to profit and loss		26	19	(24)	(8)
Net income (loss) for the year		(7,200)	(5,173)	(3,477)	(61)
TOTAL RECOGNIZED PROFITS (LOSSES) FOR THE YEAR		(9,108)	(6,544)	(4,357)	14
Attributable to:
• equity holders of the parent		(9,235)	(6,635)	(4,395)	4
• minority interests		127	91	38	10
(1) Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = 1.3919 on December 31, 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 156

Back to Contents

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of euros and number of shares)	Number of shares	Capital stock	Additional paid-in capital	Retained Earnings	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the equity holders of the parent	Minority interests	TOTAL
BALANCE AT DECEMBER 31, 2005 BEFORE APPROPRIATION	1,369,620,931	2,857	8,308	(4,455)	(101)	(1,575)	174	922	6,130	475	6,605
Total recognized profit (loss) for 2006 (1)				8	391		(289)	(106)	4	10	14
Acquisition of Lucent Technologies (2)	878,139,615	1,756	7,166						8,922		8,922
Other capital increases	2,997,886	6	14						20		20
Equity component of Lucent’s convertible debentures (2)			761						761		761
Lucent’s warrants (2)			35						35		35
Lucent’s outstanding stock options (2)			96						96		96
Share-based payments			63						63		63
Treasury stock	180,718			(7)		3			(4)		(4)
Dividends				(219)					(219)		(219)
Appropriation of 2005 net income (loss)				922				(922)	-		-
Other adjustments				20					20	10	30
BALANCE AT DECEMBER 31, 2006 BEFORE APPROPRIATION	2,250,939,150	4,619	16,443	(3,731)	290	(1,572)	(115)	(106)	15,828	495	16,323
Total recognized profit (loss) for 2007 (1)				(14)	107		(970)	(3,518)	(4,395)	38	(4,357)
Other capital increases	7,762,279	16	28						44		44
Early redemption of 8% convertible debenture			(30)						(30)		(30)
Share-based payments			102						102		102
Treasury stock	349,304			(4)		5			1		1
Dividends				(361)					(361)	(18)	(379)
Appropriation of 2006 net income (loss)				(106)				106
Other adjustments				(2)					(2)	-	(2)
BALANCE AT DECEMBER 31, 2007 BEFORE APPROPRIATION	2,259,050,733	4,635	16,543	(4,218)	397	(1,567)	(1,085)	(3,518)	11,187	515	11,702
Total recognized profit (loss) for 2008 (1)				86	(1,561)	-	55	(5,215)	(6,635)	91	(6,544)
Other capital increases	600,341	1							1		1
Share-based payments			85						85		85
Treasury stock	4,697	-	-	(3)		1			(2)		(2)
Dividends									-	(19)	(19)
Appropriation of 2007 net income (loss)				(3,518)				3,518	-		-
Other adjustments				(3)					(3)	4	1
BALANCE AT DECEMBER 31, 2008 BEFORE APPROPRIATION	2,259,655,771	4,636	16,628	(7,656)	(1,164)	(1,566)	(1,030)	(5,215)	4,633	591	5,224
Proposed appropriation (3)				(5,215)				5,215	-		-
BALANCE AT DECEMBER 31, 2008 AFTER APPROPRIATION	2,259,655,771	4,636	16,628	(12,871)	(1,164)	(1,566)	(1,030)	-	4,633	591	5,224

(1)

See consolidated statements of recognized income and expense.

(2)

For more details on the acquisition of Lucent, please refer to Note 3.

(3)

The appropriation is proposed by the Board of Directors and must be approved at the Shareholders Meeting, to be held May 29, 2009 before being final.

Alcatel-Lucent - 2008 annual report on form 20-F - 157

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Summary of accounting policies

159

Note 2 Principal uncertainties regarding the use of estimates

168

Note 3 Changes in consolidated companies

173

Note 4 Change in accounting policy and presentation

178

Note 5 Information by business segment and by geographical segment

179

Note 6 Revenues

182

Note 7 Impairment losses on assets recognized in the income statement

183

Note 8 Financial income (loss)

184

Note 9 Income tax and related reduction of goodwill

184

Note 10 Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

186

Note 11 Earnings per Share

188

Note 12 Goodwill

189

Note 13 Intangible assets

192

Note 14 Property, plant and equipment

195

Note 15 Finance leases and operating leases

198

Note 16 Share in net assets of equity affiliates and joint ventures

198

Note 17 Financial assets

200

Note 18 Operating working capital

202

Note 19 Inventories and work in progress

203

Note 20 Trade receivables and related accounts

204

Note 21 Other assets and liabilities

205

Note 22 Allocation of 2007 net income (loss)

205

Note 23 Shareholders’ equity

206

Note 24 Compound financial instruments

220

Note 25 Pensions, retirement indemnities and other post-retirement benefits

223

Note 26 Financial debt

237

Note 27 Provisions

241

Note 28 Market-related exposures

242

Note 29 Customers’ deposits and advances

248

Note 30 Net cash provided (used) by operating activities before changes in working capital, interest and taxes

249

Note 31 Contractual obligations and disclosures related to off balance sheet commitments

249

Note 32 Related party transactions

253

Note 33 Employee benefit expenses, staff training rights and audit fees

254

Note 34 Contingencies

255

Note 35 Events after the balance sheet date

258

Note 36 Main consolidated companies

259

Note 37 Quarterly information (unaudited)

260

Alcatel-Lucent - 2008 annual report on form 20-F - 158

Back to Contents

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

On February 3, 2009, Alcatel-Lucent’s Board of Directors authorized for issuance these consolidated financial statements at December 31, 2008. The consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting to be held on May 29, 2009.

NOTE 1 SUMMARY OF ACCOUNTING POLICIES

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards) as adopted by the European Union (available at the following internet address: http://www.ec.europa.eu/internal_market%20/accounting/ias_en.htm#adopted-commission) as of the date when our Board of Directors authorized the issuance of these consolidated financial statements. IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, the International Accounting Standards (“IASs”) and the accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).

At December 31, 2008, the accounting standards and interpretations that have been adopted by the European Union were the same as International Financial Reporting Standards (including IASs and Interpretations) published by the IASB, with the exception of IAS 39, which was only partially adopted, and IFRIC 12, but which have no impact on Alcatel-Lucent’s financial statements. As a result, the Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as published by the IASB.

New financial reporting standard applied as of January 1, 2008

IFRS 8 “Operating Segments”

On January 1, 2008, Alcatel-Lucent elected to adopt IFRS 8 “Operating Segments” with retroactive effect to former periods presented. Although IFRS 8 is only effective from January 1, 2009, it may be applied earlier, beginning with 2007. IFRS 8 replaces IAS 14 “Segment Reporting”. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of a group for which separate internal financial information is available and that the Group’s “chief operating decision maker” (CODM) uses to make decisions about operating matters.

This “management approach” as specified in IFRS 8 differs from IAS 14, which requires segment information to be reported by two types of reportable segments, which, in the Group’s case, were distinguishable business components (primary segments) that are subject to risks and returns that are different from those of other components, and geographical areas (secondary segments). Prior to adoption of IFRS 8, the main elements of the financial statements were divided according to these two categories.

Reorganized on October 31, 2007 and effective in 2008, the Group established a management committee, consisting of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and six other executives, which leads the organization from a regional, operational and functional perspective and which performs the chief operating decision making (CODM) function. The committee assesses performance and allocates resources based on reviewing financial information at the Carrier, Services and Enterprise level. Consequently, the Group identified these three business groups as the operating segments about which the Group should report.

Concerning measurement of segment information, IFRS 8 requires the amount reported for each operating segment item to be the measure reported to the CODM for the purpose of allocating resources to the segment and assessing its performance.

The Group’s management committee’s measure of operating segment profit or loss is the “Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination” (refer to Note 4).

Effective January 1, 2009, a new organization was put in place, it is described in Note 5f.

Amendment to IAS 23 “Borrowing Costs”

As the Group was already applying the allowed alternative treatment of former IAS 23 (i.e. capitalization of borrowing costs), the application of the requirements of this amendment to IAS 23 had no material impact on our consolidated financial statements.

Alcatel-Lucent - 2008 annual report on form 20-F - 159

Back to Contents

Other new financial reporting standards, amendments and interpretations published and applied by the Group

The IASB published the following standards and interpretations during the twelve months ended December 31, 2008, which were endorsed by the European Union and which either which either have to be applied or could be applied as of December 31, 2008:

•

IFRIC 13 “Customer Loyalty Programs”. As the requirements of this interpretation were already applied for free products offered by the Group (see Note 1o), the application of this interpretation had no impact on our consolidated financial statements;

•

IFRIC 14 “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction”. Applying this interpretation had a negative impact of € 91 million on our shareholders’ equity as of December 31, 2008;

•

amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures – Reclassification of Financial Assets”. The implementation of these amendments did not cause any financial assets to be reclassified out of the fair value through profit or loss category in 2008.

New financial reporting standards, amendments and interpretations published and mandatory but not yet endorsed by the European Union

The IASB published the following interpretation on November 30, 2006, which is not yet endorsed by the European Union, but is effective for annual periods beginning on or after January 1, 2008:

•

IFRIC 12 “Service Concession Arrangements”. No transaction of the Group is covered by the scope of this interpretation, and therefore it is not applicable.

New financial reporting standards, amendments and interpretations published but not yet mandatory and not yet applied by the Group

The IASB published the following standards during the twelve months ended December 31, 2008, which were endorsed by the European Union but which are not yet effective and for which the Group did not elect earlier application:

•

amendments to IAS 1 “Presentation of Financial Statements: A Revised Presentation”;

•

amendment to IFRS 2 “Share-based Payment - Vesting Conditions and Cancellations”;

•

a revised IAS 32 “Financial Instruments: Presentation” and Amendment to IAS 1 “Presentation of Financial Statements” – Puttable Financial Instruments and Obligations arising on Liquidation;

•

improvements to IFRSs; and

•

amendments to IFRS 1 “First-time Adoption of IFRSs” and IAS 27 “Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate.

Furthermore, the IASB published the following standards and interpretations during the twelve months ended December 31, 2008, which are not yet effective and not yet endorsed by the European Union:

•

a revised IFRS 3 “Business Combinations” and an amended IAS 27 “Consolidated and Separate Financial Statements”;

•

amendment to IAS 39 “Financial Instruments: Recognition and Measurement – Eligible Hedged Items”;

•

IFRIC 15 “Agreements for the Construction of Real Estate”;

•

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”; and

•

IFRIC 17 “Distributions of Non-cash Assets to Owners”.

Of these new standards and interpretations, only IFRS 3 and IAS 27 could have a material impact on our future consolidated financial statements, if we were to enter into significant, new business combinations. These new standards will be effective, if adopted by the European Union, for business combinations that occur on or after the beginning of the first annual reporting period beginning on or after July 1, 2009, with earlier application permitted.

Transitional provisions of IFRS 3 affecting income taxes could have a material impact on our future consolidated financial statements, since the accounting treatment of deferred tax assets recognized after completion of a business combination and not initially recognized will be recognized in the income statement without any related reduction of goodwill which is, contrary to what IFRS 3 currently prescribes (see Note 1n).

Unrecognized income tax loss carry-forwards that relate to Lucent Technologies and its subsidiaries are material. If the Group is able to recognize deferred tax assets in the future equal to former Lucent’s income tax loss carry-forwards, in compliance with IAS 12 “Income Taxes”, the recognition of such tax losses could materially impact the Group’s income statement in a positive way.

As of December 31, 2008, Alcatel-Lucent had not applied any International Financial Reporting Standards and Interpretations that the European Union had published and adopted but which were not yet mandatory, except for IFRS 8 “Operating Segments”.

a/

Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRSs under the historical cost convention, with the exception of certain categories of assets and liabilities. The categories concerned are detailed in the following notes.

b/

Consolidation methods

Companies over which the Group has joint control are accounted for using proportionate consolidation.

Companies over which the Group has significant influence (investments in “associates” or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is greater than or equal to 20%.

In accordance with SIC 12 “Consolidation – Special Purpose Entities”, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group.

All significant intra-Group transactions are eliminated.

Alcatel-Lucent - 2008 annual report on form 20-F - 160

Back to Contents

c/

Business combinations

Regulations governing first-time adoption: business combinations that were completed before January 1, 2004, the transition date to IFRSs, were not restated, as permitted by the optional exemption included in IFRS 1. Goodwill was therefore not recognized for business combinations occurring prior to January 1, 2004, which was previously accounted for in accordance with Article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against shareholders’ equity.

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

Certain foreign exchange derivatives are not considered eligible for hedge accounting treatment, as the derivatives are not designated as such for cost/benefit reasons.

Derivatives related to commercial bids are not considered eligible for hedge accounting treatment and are accounted for as trading financial instruments. Changes in fair values of such instruments are included in the income statement in cost of sales (in the segment “other”).

Once a commercial contract is effective, the corresponding firm commitment is hedged with a derivative treated as a fair value hedge. Revenues made pursuant to such a contract are then accounted for, throughout the duration of the contract, using the spot rate prevailing on the date on which the contract was effective, insofar as the exchange rate hedging is effective.

Alcatel-Lucent - 2008 annual report on form 20-F - 161

Back to Contents

f/

Research and development expenses and other capitalized development costs

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

•

development costs, which are capitalized as an intangible asset when the following criteria are met:

—

the project is clearly defined, and the costs are separately identified and reliably measured,

—

the technical feasibility of the project is demonstrated,

—

the ability to use or sell the products created during the project,

—

the intention exists to finish the project and use or sell the products created during the project,

—

a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated; leading to believe that the project will generate probable future economic benefits and

—

adequate resources are available to complete the project.

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

The amortization of capitalized software costs during a reporting period is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product and (b) the straight-line method over the remaining estimated economic life of the software or the product they are incorporated within.

The amortization of internal use software capitalized development costs is accounted for by function depending on the beneficiary function;

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

The fair value of in-process research and development acquired in business combinations is usually based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, and the project’s risks.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 162

Back to Contents

Goodwill

Since transition to IFRSs, goodwill is no longer amortized in accordance with IFRS 3 “Business Combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over a period, determined on a case-by-case basis, not exceeding 20 years.

Goodwill is tested for impairment at least annually. This is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s Business Divisions (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) with the Group Business Division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure, Business Divisions are one level below the three Business Segments (Carrier, Enterprise and Services). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

An additional impairment test is also performed when events indicating a potential decrease of the recoverable value of a Business Division occur. Goodwill impairment losses cannot be reversed.

Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must, be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.

When the reporting structure is reorganized in a way that changes the composition of one or more Business Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying Business Divisions have changed. Such a reallocations were made in October 2007 and on January 1, 2009, using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, being primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization is classified as cost of sales, research and development costs (acquired technology, IPR&D, etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (refer to Note 1p). In Process R&D amortization begins once technical feasibility is reached. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

Capital gains/losses from disposals of intangible assets are accounted for in the corresponding cost line items in the income statement depending of the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses or research and development costs).

Property, plant and equipment

Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any impairment losses. Depreciation expense is generally calculated over the following useful lives:

buildings and building improvements	5-50 years
infrastructure and fixtures	5-20 years
plant and equipment	1-10 years

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

Depreciation and impairment losses are accounted for in the income statement under cost of sales, research and development costs or administrative and selling expenses, depending on the nature of the asset or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (see Note 1p).

In addition, capital gains/losses from disposals of property, plant and equipment are accounted for in the corresponding cost line items in the income statement depending on the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses, research and development costs or restructuring costs).

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

Alcatel-Lucent - 2008 annual report on form 20-F - 163

Back to Contents

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

Regulations governing first-time adoption

In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date were recorded in shareholders’ equity. Before the change in accounting method, which was retrospectively applied from January 1, 2005, the corridor method had been applied starting January 1, 2004.

Certain other post-employment benefits, such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for extended service particularly in France and Germany), are also recognized as provisions, which are determined by means of an actuarial calculation similar to the one used for retirement provisions.

The accounting treatment used for employee stock options is detailed in Note 1w below.

l/

Provisions for restructuring and restructuring costs

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced and committed before the balance sheet date of the Group’s financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted. Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories, work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs in the income statement.

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

The financial liability component of historical Lucent’s convertible bonds was computed at present value on the business combination closing date, using the method as described in the preceding paragraph, taking into account the contractual maturity dates. The difference between the fair value of the convertible bonds and the corresponding financial liability component was accounted for in shareholders’ equity.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 164

Back to Contents

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

Penalties recognized on tax claims are accounted for in the “income taxes” line item in the consolidated income statement.

o/

Revenues

Revenues include net sales and service revenues from the Group’s principal business activities and income due from licensing fees and from income grants, net of value added taxes (VAT).

Most of the Group’s sales are generated from complex contractual arrangements that require significant revenue recognition judgments, particularly in the areas of the sale of goods and equipment with related services constituting multiple-element arrangements, construction contracts and contracts including software. Judgment is also needed in assessing the ability to collect the corresponding receivables.

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

Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings are determined on a contract-by-contract basis. If the amount is positive, it is included as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is included as a liability under “amount due to customers on construction contracts”.

In the absence of a specific guidance in IAS 18 “Revenue”, software revenue recognition rules, as prescribed by the SOP 97-2 of the American Institute of Certified Accountants, or “AICPA” are applied for revenues generated from licensing, selling or otherwise marketing software solutions when the software is sold on a standalone basis. When the software is embedded with the Group’s hardware and the software is considered more than incidental, guidance given in AICPA’S SOP 97-2 is generally applied with limited exceptions, such as determining fair value using methods other than vendor-specific objective evidence (VSOE) of fair value, if deferring revenue related to the delivered elements due to the impossibility of determining VSOE of an undelivered element is not considered as IFRS compliant (i.e. IFRS does not require VSOE of fair value). If VSOE of fair value or fair value of an undelivered element cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until either such criteria are met or the last element is delivered, or revenue is deferred and recognized ratably over the service period if the last undelivered element is a service.

Alcatel-Lucent - 2008 annual report on form 20-F - 165

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

The assessment of the ability to collect is critical in determining whether revenue or expense should be recognized. As part of the revenue recognition process, the Group assesses whether it is probable that economic benefits associated with the transaction will flow to the Group. If the Group is uncertain as to whether economic benefits will flow to the Group, revenue is deferred and recognized when cash is received. However, if uncertainty arises about the ability to collect an amount already included in revenue, the amount in respect of which recovery has ceased to be probable is recognized as an expense in “cost of sales”.

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

This subtotal, named “Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

Those elements can be divided in two categories:

•

elements that are both very infrequent and material, such as a major impairment of an asset, a disposal of investments, the settlement of litigation having a material impact or a major amendment of a pension or other post-retirement plan;

•

elements that are by nature unpredictable in their amount and/or in their frequency, if they are material. Alcatel-Lucent considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to another. For example, restructuring charges have shown significant changes from one period to another.

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

Income (loss) from operating activities is calculated before financial income (loss), which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before reduction of goodwill related to realized unrecognized income tax loss carry-forwards, share in net income (losses) of equity affiliates and income (loss) from discontinued operations.

q/

Finance costs and other financial income (loss)

Finance costs include interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments, such as OCEANE and other convertible bonds, other long-term debt (including lease-financing liabilities), and all cash and similar items (cash, cash equivalents and marketable securities).

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

When the tax law requires interest to be paid (received) on an underpayment (overpayment) of income taxes, this interest is accounted for in the “other financial income (loss)” line item in the consolidated income statement.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 166

Back to Contents

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

t/

Cash and cash equivalents

In accordance with IAS 7 “Cash Flow Statements”, cash and cash equivalents in the consolidated statements of cash flows includes cash (cash funds and term deposits) and cash equivalents (short-term investments that are very liquid and readily convertible to known amounts of cash and are only subject to negligible changes of value). Cash and cash equivalents in the statement of cash flows do not include investments in listed securities, investments with an initial maturity date exceeding three months and without an early exit clause, or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country (exchange control) or sector of activities.

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

Both categories of financing are accounted for in “Other current or non-current assets, net”.

Changes affecting either type of customer financing are included in cash flows from operating activities in the consolidated statement of cash flows.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 167

Back to Contents

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

NOTE 2 PRINCIPAL UNCERTAINTIES REGARDING THE USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility is at a historically high as of December 31, 2008. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/

Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Valuation allowance for inventories and work in progress on construction contracts	(654)	(514)	(378)
	2008	2007	2006
Impact of inventory and work in progress write-downs in income (loss) before income tax, related reduction of goodwill and discontinued operations	(285)	(186)	(77)

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

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Accumulated impairment losses on customer receivables	(207)	(187)	(192)
	2008	2007	2006
Impact of impairment losses in income (loss) before income tax, related reduction of goodwill and discontinued operations	(17)	(3)	(18)

c/

Capitalized development costs, goodwill and other intangible assets

Capitalized development costs

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Capitalized development costs, net	578	596	501

Alcatel-Lucent - 2008 annual report on form 20-F - 168

Back to Contents

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

Impairment losses for capitalized development costs of € 135 million were accounted for in the fourth quarter of 2008 mainly related to a change in our WiMAX strategy, by focusing on supporting fixed and nomadic broadband access applications for providers. This impairment is presented on the specific line item “Impairment of assets” in the income statement.

Impairment losses for capitalized development costs of € 41 million were accounted for in 2007 mainly related to the UMTS (Universal Mobile Telecommunications Systems) business.

Impairment losses of € 104 million and write-offs amounting to € 197 million were accounted for in capitalized development costs in 2006, and were mainly related to the discontinuance of product lines following the acquisition of UMTS technologies from Nortel and the business combination with Lucent (refer to Notes 3, 7 and 13).

Other intangible assets and Goodwill

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Goodwill, net	4,215	7,328	10,891
Intangible assets, net (1)	2,567	4,230	5,441
TOTAL	6,782	11,558	16,332
(1) Including capitalized development costs, net.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination as described in Note 3. Using market-related information, estimates (primarily based on risk-adjusted discounted cash flows derived from Lucent’s management) available at the time and judgment, an independent appraiser determined the fair values of the net assets acquired from Lucent, and in particular those relating to the intangible assets acquired.

As discussed in more detail in Notes 7, 12 and 13, impairment losses of € 4,545 million were accounted for in 2008 mainly related to the CDMA (€ 2,533 million), Optics (€ 1,019 million), Multicore (€ 300 million), and Applications (€ 339 million) Business Divisions, each of which are considered to be groups of Cash Generating Units (“CGUs”) at which level impairment tests of goodwill are performed.

An impairment loss of € 2,832 million was accounted for in 2007, of which € 2,657 million was charged to goodwill and € 175 million was charged to other intangible assets, mainly for the CDMA, IMS Business Divisions and UMTS business.

An impairment loss of € 40 million on intangible assets and € 233 million in write-offs were accounted for in 2006 on the UMTS business.

The recoverable values of our goodwill and intangible assets, as determined for the impairment tests performed by the Group, are based on key assumptions which could have a significant impact on the consolidated financial statements. These key assumptions include, among other things the following elements:

•

discount rates; and

•

projected cash-flows;

which are based on the successful implementation of the strategic plan publicly announced on December 12, 2008 and a nominal rate of growth of our revenues in 2010.

The discount rate used for the additional impairment test performed during the fourth quarter of 2008 was the Group’s weighted average cost of capital (“WACC”) of 12.0%. For the annual impairment tests of 2008 and 2007, the rate used was 10% and 9.5% for 2006. The same rate of 10% was used for the additional impairment test performed in December 2007. These discount rates are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. Given the absence of comparable “pure player” listed companies for each group of Cash Generating Units, we do not believe that the assessment of a specific WACC for each product or market is feasible. A single discount rate has therefore been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2008 impairment loss € 100 million and € 93 million, respectively.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 169

Back to Contents

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. Impairment losses of € 34 million have been recorded on property, plant and equipment in 2008. Impairment losses of € 94 million were accounted for during 2007 mainly related to the UMTS business and the planned disposal of real estate (no significant impairment losses were recorded in 2006).

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

Product sales reserves (in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Related to construction contracts (1)	186	147	70
Related to other contracts (2)	575	557	599
TOTAL	761	704	669
(1) See Note 18, included in the amounts due to/from customers. (2) See Note 27.

For further information on the impact on 2008 income statement of the change in these provisions, see notes 18 and 27.

f/

Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

Deferred tax assets recognized (in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Related to the United States (including Lucent)	339 (2)	675 (1)	746
Related to France	339 (2)	404 (1)	372
Related to other tax jurisdictions	174	153 (1)	574
TOTAL	852	1,232	1,692

(1)

Following the performance by the Group of the 2007 annual goodwill impairment test, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded compared to the situation as of December 31, 2006.

(2)

Following the performance by the Group of an additional impairment test of goodwill during the fourth quarter of 2008, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and in France compared to the situation as of December 31, 2007.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. We analyze past events and the positive and negative elements of certain economic factors that may affect our business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, we will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our balance sheet and net income (loss).

As a result of the business combination with Lucent, € 2,395 million of net deferred tax, liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in our future income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2008 are € 957 million (€ 1,629 million as of December 31, 2007).

As prescribed by IFRSs, we had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in our financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in our income statement. Goodwill will also be reduced, resulting in an expense, for that part of the deferred tax assets recognized relating to Lucent’s tax losses.

On the other hand, as our result of the business combination, a historical Alcatel entity may consider that it becomes probable that it will recover its own tax losses not recognized as a deferred tax asset before the business combination. For example, an entity may be able to utilize the benefit of its own unused tax losses against the future taxable profit of the Lucent business. In such cases, we would recognize a deferred tax asset but would not include it as part of the accounting for the business combination. It could therefore have a positive impact on our future net results.

Alcatel-Lucent - 2008 annual report on form 20-F - 170

Back to Contents

g/

Pension and retirement obligations and other employee and post-employment benefit obligations

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent’s results or shareholders’ equity.

	2008	2007	2006
Weighted average expected rates of return on pension and post-retirement plan assets	7.04%	7.39%	7.35%
Weighted average discount rates used to determine the pension and post-retirement obligations	6.44%	5.54%	3.95%

The net effect of pension and post-retirement costs included in “income (loss) before tax, related reduction of goodwill and discontinued operations” was a € 246 million increase in pre-tax income during 2008 (€ 628 million increase in pre-tax income during 2007 and a € 50 million reduction in pre-tax income during fiscal 2006). Included in the € 246 million increase in 2008 is € 65 million booked as a result of certain changes to management retiree healthcare benefit plans (refer to Note 25f). Included in the € 628 million increase in 2007 was € 258 million booked as a result of certain changes to management retiree healthcare benefit plans (refer to Note 25f).

The weighted average expected rates of return on pension and post-retirement plan assets used to determine Alcatel-Lucent pension and post-retirement credits are established at the beginning of each fiscal year. The decrease in the weighted average expected rates of return on pension and post-retirement plan assets between 2007 and 2008 is mainly due to the more conservative asset allocation at the end of 2007 (the Group reduced the exposure of its defined benefit pension plans to the equity markets in November 2007). Changes in the rates were generally due to adjustments in expected future returns based on studies performed by the Group’s external investment advisors and/or to a change in the asset allocation. Even if the actual financial markets are very volatile, this assumption is required to be a long-term expected rate of return rather than a prediction of the immediate next period performance and is not reviewed every quarter. In addition, the rates that are used to determine the pension expense or income are applied on the opening fair value. For Alcatel-Lucent’s U.S. plans, the pension, expense or income is updated every quarter. Therefore, the fourth quarter 2008 expected return on plan assets (accounted for in financial income) for Alcatel-Lucent’s U.S. plans is based on the fair value of plan assets at September 30, 2008, whereas the expected return on plan assets for Alcatel-Lucent’s non U.S. plans is based on December 31, 2007 plan assets fair values. The interest cost associated with the plan liabilities is also impacted by the change in discount rates used to value the plan liabilities. The Group recognized a U.S. $ 72 million decrease between the third and fourth quarters in 2008 in the net pension credit accounted for in “other financial income (loss)” (expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the decline of the plan assets fair values and expected change of the interest cost in relation with the decrease of the liability). We do not expect any significant change of the net pension credit accounted for in “other financial income (loss)” between the fourth quarter 2008 and the first quarter 2009.

Plans assets are invested in many different asset categories (such as cash, equities, bonds, real estate, private equity, etc.). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay as the fair value of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2008 actual fair value of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones retained for accounting purposes as of December 31, 2008, this would result in a negative impact in equity of roughly € 250 million.

For the purposes of recognizing the net pension and post-retirement credit, the discount rates are determined at the beginning of each quarterly period (for significant plans). For the purposes of determining the plan obligations, these rates are determined at the end of each period. The Group plans to use a discount rate of 6.08% during fiscal 2009. Changes in the discount rate in 2007 and 2008 were due to increasing long-term interest rates. The discount rates also are somewhat volatile because they are set based upon the prevailing rates as of the measurement date. The discount rate used to determine the post-retirement benefit costs is slightly lower due to a shorter expected duration of post-retirement plan obligations as compared to pension plan obligations. A lower discount rate increases the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability, whereas a higher discount rate reduces the plan obligations and the Alcatel-Lucent net pension and post-retirement credit and profitability.

The expected rate of return on pension and post-retirement plan assets and the discount rate were determined in accordance with consistent methodologies, as described in Note 25.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2008 net pension and post-retirement result by approximately € 28 million and € 34 million, respectively. A 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2008 net pension and post-retirement result by approximately € 133 million.

The Group’s U.S. companies have taken various actions to reduce their share of retiree health care costs, including the shifting or increases of certain costs to their retirees. The retiree health care obligations are determined using the terms of the current plans. Health care benefits for employees who retired from Lucent’s predecessor prior to March 1, 1990 are not subject to annual dollar caps on Lucent’s share of future benefit costs. The benefit obligation associated with this retiree group approximated 59% of the total U.S. retiree health care obligation as of December 31, 2008. Management employees who retired on or after March 1, 1990 have paid amounts above the applicable annual dollar caps on Lucent’s share of future benefit costs since 2001.

Alcatel-Lucent - 2008 annual report on form 20-F - 171

Back to Contents

Lucent’s collective bargaining agreements were ratified during December 2004 and address retiree health care benefits, among other items. Lucent agreed to continue to subsidize these benefits up to the established cap level consistent with current actuarial assumptions. Except for costs attributable to an implementation period that ended on February 1, 2005, costs that are in excess of this capped level are being borne by the retirees in the form of premiums and plan design changes. Lucent also agreed to establish a U.S. $ 400 million trust that is being funded by Lucent over eight years and managed jointly by trustees appointed by Lucent and the unions. This trust is currently being funded by Section 420 transfers from the overfunded Occupational Pension Plan. The trust is being used to mitigate the cost impact on retirees of premiums or plan design changes. The agreements also acknowledge that retiree health care benefits will no longer be a required subject of bargaining between Lucent and the unions.

The amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and past service cost, (ii) the present value of any available refunds from the plan, and (iii) any reduction in future contributions to the plan. As Lucent currently has the ability and intent to use eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use has been considered as a reimbursement from the pension plan. The funded status of the formerly represented retiree health care obligation of € 1,479 million as of December 31, 2008 (€ 1,775 million as of December 31, 2007), the present value of Medicare Part D subsidies of approximately € 272 million as of December 31, 2008 (as this amount is currently netted in the retiree health care obligation – € 299 million as of December 31, 2007) and the present value of future service costs of € 61 million as of December 31, 2008 (€ 644 million as of December 31, 2007) have been considered in determining the asset ceiling limitation for Lucent’s pension plans as of December 31, 2008.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. Based on preliminary estimates, as of the January 1, 2009 valuation date, there were approximately € 2.1 billion of pension plan assets that would be eligible for “collectively bargained” transfers to fund retiree health care costs for Lucent’s formerly represented retirees (alternatively, € 2.5 billion would be available for “multi-year” transfers, which also require the plan to remain 120% funded during the transfer period). This amount should be sufficient to address the obligation arising from the healthcare being provided to Lucent’s formerly represented retirees and as a result the Group should be able to utilize pension plan assets for Section 420 “collectively bargained” or “multi-year” transfers to fund all its health care obligations for Lucent’s formerly represented retirees.

In December 2008, a Section 420 transfer of U.S. $ 653 million occurred to cover 2008 and nine months of 2009 health care costs for Lucent’s formerly represented retirees. This had an U.S. $ 270 million positive impact in the consolidated statement of cash flows in the fourth quarter of 2008.

The impact of the different actuarial assumptions on the level of the funded status could have consequences on the Group’s funding requirements and the determination of the asset ceiling, which would affect our ability to make Section 420 transfers in the future and use the overfunding of some pension plans to fund underfunded healthcare plans related to the same beneficiaries.

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

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, as a result of cost overruns and major technical problems that we experienced in implementing a large W-CDMA contract, we determined that we could no longer estimate with sufficient reliability the final revenue and associated costs of such contract. As a result, we expensed all the contract costs incurred to that date, but we only recognized revenues to the extent that the contract costs incurred were recoverable. Consequently, revenues of € 72 million and cost of sales of € 298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before tax, related reduction of goodwill and discontinued operations of changing from the percentage of completion method to this basis of accounting was € 98 million for 2007. Revenue recognized in 2008 amounted to € 215 million. If and when reliable estimates become available, revenue and costs associated with the construction contract will then be recognized respectively by reference to the stage of completion of the contract activity at the balance sheet date. Future results of operations may therefore be impacted.

For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the Statement of Position SOP 97-2 of AICPA, such as the existence of sufficient vendor-specific objective evidence (“VSOE”) to determine the fair value of the various elements of the arrangement.

Some of our products include software that is embedded in the hardware at delivery. In those cases, where indications are that software is more than incidental, such as where the transaction includes software upgrades or enhancements, more prescriptive software revenue recognition rules are applied to determine the amount and timing of revenue recognition. As products with embedded software are continually evolving, as well as the features and functionality of the products driven by software components that are becoming more critical to their operation and success in the market, the Group is continually assessing the applicability of some of the guidance of SOP 97-2 including whether software is more than incidental. Several factors are considered in making this determination including (i) whether the software is a significant focus of the marketing effort or is sold separately, (ii) whether updates, upgrades and other support services are provided on the software component and (iii) whether the cost to develop the software component of the product is significant in relation to the costs to develop the product as a whole. The determination of whether the evolution of our products and marketing efforts should result in the application of some of SOP 97-2 guidance requires the use of significant professional judgment. Further, we believe that reasonable people evaluating similar facts and circumstances may come to different conclusions regarding the most appropriate accounting model to apply in this environment. Our future results of operations may be significantly impacted, particularly due to the timing of revenue recognition, if we change our assessment as to whether software is incidental, particularly if VSOE or similar fair value cannot be obtained with respect to one or more of the undelivered elements.

Alcatel-Lucent - 2008 annual report on form 20-F - 172

Back to Contents

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on our future net income (loss) could be significant.

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

Alcatel-Lucent had a fire in a newly-built factory containing new machinery. The non recoverable assets having a net book value of € 4 million were written off as of September 30, 2008 representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption are insured and will give right to an indemnity claim, the amount of which is currently being assessed by our insurers. This indemnity will be accounted for as other revenue once virtually certain and reliable estimates are available, which could take up to one to two years to determine.

i/

Purchase price allocation of a business combination

In a business combination, the acquirer must allocate the cost of the business combination at the acquisition date by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at fair value at that date. The allocation is based upon certain valuations and other studies performed with the assistance of outside valuation specialists. Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and the carrying amounts of some assets, such as fixed assets, acquired through a business combination could therefore differ significantly in the future.

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

Once the initial accounting of a business combination is complete, further adjustments are accounted for only to correct errors.

NOTE 3 CHANGES IN CONSOLIDATED COMPANIES

The main changes in consolidated companies for 2008 were as follows:

•

on December 19, 2008, Alcatel-Lucent and Dassault Aviation announced that they had signed a definitive agreement to sell our shares in Thales to Dassault, 41,262,481 shares at a price of € 38 per share, representing a total value of € 1.57 billion. The closing of the transaction, subject to regulatory and administrative approvals (mainly relative to antitrust), is expected to occur in spring 2009. The carrying value of our shares was reclassified as “assets held for sale” as of December 31, 2008. As the fair value less costs to sell was higher than the carrying value as of December 31, 2008, such carrying value has not been adjusted. The amount of the capital gain that will be accounted for in the “other financial income (loss)”, after the sale has been completed, will depend on the definitive amount of Thales’ shareholders’ equity as of December 31, 2008, which was not known when our consolidated financial statements were closed. The carrying value of our Thales shares and the share in net income of equity affiliates related to Thales are based upon the available estimates that Thales management provided at the date of publication. The remaining part of the capital gain that was accounted for on our different assets disposed of or contributed to Thales in the past, and which was eliminated as an intra-Group transaction, will be accounted for in our net result in the income (loss) from discontinued operations line item, representing a positive impact of € 191 million;

•

on May 12, 2008, Alcatel-Lucent and Reliance Communications announced the formation of a global joint venture to offer managed network services to telecom operators. The first project of this joint venture is to provide managed services for Reliance Communications CDMA and GSM networks in India. Alcatel-Lucent operationally controls the joint venture and fully consolidates it;

•

on June 17, 2008, Alcatel-Lucent announced that it had entered into a definitive agreement to acquire Motive, Inc, a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of U.S. $ 2.23 per share, representing a value of approximately U.S. $ 67.8 million. Based upon the preliminary purchase price allocation, goodwill for this acquisition was € 58 million as of December 31, 2008.

The main changes in consolidated companies for 2007 were as follows:

•

on December 2007, our 49.9% share in Draka Comteq B.V. (“Draka Comteq”) was sold to Draka for € 209 million in cash. Under this transaction, Draka acquired full ownership of Draka Comteq. Since the initial establishment of the joint venture, Draka Comteq has been controlled by Draka and its results have been consolidated in full in the Draka consolidated financial statements and under the equity method in the Alcatel-Lucent consolidated financial statements. The gain on disposal amounted to € 74 million and was recorded in the line item “Other financial income (loss)” (see Note 8). The amount of capital gain takes into account the estimated impact of an indemnity clause related to a pending litigation and, as a result, the capital gain may be revised in future periods (refer to Note 8);

Alcatel-Lucent - 2008 annual report on form 20-F - 173

Back to Contents

•

on January 5, 2007, we completed the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services, as described below;

•

in April 2007, the ownership interests in two joint ventures in the space sector were sold to Thales for € 670 million in cash, which will be subject to adjustment in 2009;

•

the adjustments recognized in 2007 that related to the business combination with Lucent during 2006 are as follows:

(in millions of euros)	As of December 31, 2007	As of December 31, 2006	Difference
Cost of the business combination (A)	9,895	9,891	4 (1)
Net assets acquired (B)	2,186	1,840	346 (2)
GOODWILL (A) – (B)	7,709	8,051	(342)

(1)

Relates to changes in the estimated transaction cost.

(2)

Of which:

–

change in the fair value of intangible assets: € 94 million;

–

change in the fair value of property, plant and equipment: € (205) million;

–

increase of deferred tax assets recognized: € 181 million in connection with the option elected in accounting for pension and other employee benefits (see Note 1k);

–

reduction of goodwill due to the recognition of deferred tax assets of € 256 million (of which € 181 million related to the post-retirement benefit plan amendment);

–

decrease of goodwill in connection with the change in deferred taxes related to other adjustments: € 50 million;

–

other adjustments: € (30) million.

The impact of these adjustments on the 2007 net profit (loss) was not material.

The purchase price allocation was completed as of November 30, 2007.

The main changes in consolidated companies for 2006 were as follows:

•

on January 27, 2006, historical Alcatel acquired a 27.5% stake in 2Wire, a pioneer in home broadband network solutions, for a purchase price of U.S. $ 122 million in cash. This company was consolidated under the equity method and its contribution to Alcatel-Lucent’s 2006 net income was not significant. Goodwill accounted for in share of net assets of equity affiliates as of December 31, 2006 was € 37 million;

•

on April 2, 2006, historical Alcatel and Lucent announced that they had entered into a definitive business combination agreement. Completion of the business combination took place on November 30, 2006 and Lucent became a wholly-owned subsidiary. As a result, historical Alcatel, the parent company, changed its name to Alcatel-Lucent.

Under the terms of the agreement, Lucent shareholders received 0.1952 of an ADS (American Depositary Share) representing ordinary shares of Alcatel-Lucent for every common share of Lucent that they held, which resulted in the issuance of 878 million shares at a stock price of € 10.16 (historical Alcatel’s closing share price on Euronext as of November 29, 2006).

Alcatel-Lucent remains headquartered in Paris although its North American operations are based in New Jersey, U.S.A. Bell Labs remains headquartered in New Jersey.

Alcatel-Lucent formed a specific U.S. subsidiary, subject to reinforced confidentiality and security conditions, to hold certain contracts with U.S. government agencies. This company has a Board of Directors, comprised of three individuals who have no prior relationship with Alcatel-Lucent except as otherwise allowed by the U.S. Department of Defense.

The initial cost of the business combination as accounted for as of December 31, 2006 is detailed in the following table:

Number of Lucent common shares outstanding as of November 30, 2006	4,498,666,060
Exchange ratio per share (1,952 Alcatel-Lucent ordinary shares exchanged for 10,000 Lucent common shares tendered)	0.1952
Total number of Alcatel-Lucent ordinary shares issued	878,139,615
Multiplied by historical Alcatel’s stock price as of the effective date	10.16
Fair value of Alcatel-Lucent ordinary shares issued	8,922
Fair value of the issuable equity instruments relating to Lucent’s compound financial instruments	761
Fair value of outstanding Lucent warrants	35
Fair value of outstanding Lucent stock options and similar equity awards	133
Transaction costs	40
COST OF THE BUSINESS COMBINATION	9,891

Alcatel-Lucent - 2008 annual report on form 20-F - 174

Back to Contents

The number of issuable equity instruments assumed in connection with this business combination was as follows:

•

issuable ordinary shares related to Lucent’s compound financial instruments: 159,371,932;

•

issuable ordinary shares related to outstanding Lucent stock options and similar equity awards: 60,767,243;

•

issuable ordinary shares related to Lucent’s outstanding warrants: 38,907,871.

The fair value of the outstanding stock options and similar instruments was determined as prescribed by IFRS 2 “Share-based Payment” and as described in Note 1w above.

The fair value of the issuable equity instruments related to Lucent’s compound financial instruments corresponds to the equity component amount of such instruments. The equity component was computed as described in Note 1m above.

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

The cost of the business combination was allocated using the information then available. As a result, Alcatel-Lucent adjusted the preliminary purchase price allocation during 2007 upon obtaining more information regarding, among other things, asset valuations, liabilities and contingent liabilities assumed, and revisions of preliminary estimates, in particular as they relate to the determination of the fair value of acquired intangible assets. The purchase price allocation was finalized as of November 30, 2007. Changes in the preliminary purchase price allocation that were booked in 2007 are presented at the beginning of this section.

The factors that contributed to a cost that resulted in the recognition of goodwill were primarily the asset ceiling impact of € 1,732 million and the fact that no deferred tax asset were recognized in respect of the income tax loss carry forwards of the acquired entity (refer to Note 1n and Note 9). On the other hand, a net deferred tax liability was accounted for in the purchase price allocation of € 2,405 million.
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

Alcatel-Lucent - 2008 annual report on form 20-F - 175

Back to Contents

The business acquired from Lucent contributed € 278 million to 2006 net loss including adjustments subsequent to purchase accounting entries (such adjustments primarily include an amortization of intangible and tangible assets for an amount of € 60 million before tax, the partial liquidation of the inventory step-up for € 167 million before tax, the restructuring costs described below for an amount of € 234 million before tax and a positive tax impact of € 179 million) for the period from December 1, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, assuming no other change to the business because the transaction occurred during the year, and based upon accounting principles previously applied in 2006, the Group’s 2006 revenue would have been € 18,254 million, the 2006 income (loss) from operating activities would have been a loss of € (988) million, the net loss would have been € (231) million, and the 2006 basic and diluted earnings per share would have been € (0.12) including adjustments subsequent to purchase accounting entries (such adjustments primarily include amortization of intangible and tangible assets for an amount of € 606 million before tax, the liquidation of the inventory step-up for an amount of € 451 million before tax, the restructuring costs described below for an amount of € 246 million before tax and a positive tax impact of € 508 million).

Pursuant to the business combination with Lucent and to the acquisition of Nortel Networks Corporation’s (“Nortel”) UMTS radio access business (see description of the transaction below), certain of Lucent’s product lines were abandoned. The corresponding asset write-off of € 234 million, as well as the estimated associated costs to which the Group was committed at period end, were recorded in restructuring costs (based upon current assumptions at the balance sheet closing date of December 31, 2006).

•

During the second quarter 2006, Alcatel acquired privately-held VoiceGenie for € 30 million in cash. Founded in 2000, VoiceGenie was a leader in voice self-service solutions, with a software platform based on Voice XML, an open standard used for developing self-service applications by both enterprises and carriers. The initial allocation of the cost of the business combination led to recognizing U.S. $ 12 million of depreciable intangible assets and U.S. $ 19 million of goodwill, with the net assets of this company amounting to U.S. $ 7 million at the acquisition date (of which U.S. $ 4 million was in cash and cash equivalents). The contribution of this company to Alcatel-Lucent’s 2006 results was not significant.

•

On April 5, 2006, historical Alcatel announced that the Board of Directors of Thales had approved the acquisition in principle of Alcatel’s ownership interest in two joint ventures in the space sector, its railway signaling business and its integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services.

•

On December 4, 2006, Alcatel-Lucent and Thales signed a final agreement. This agreement follows the signature of a new Space Alliance agreement between Thales, Alcatel-Lucent and Finmeccanica, in which Finmeccanica agreed to the transfer to Thales of Alcatel-Lucent’s shares in Alcatel Alenia Space and Telespazio.

The transaction primarily consisted of the contribution and disposal by Alcatel-Lucent to Thales of the following assets:

1. In the Space sector:

•

Alcatel-Lucent’s 67% stake in the capital of Alcatel Alenia Space (this joint venture company, created in 2005, is the result of combining historical Alcatel’s and Finmeccanica’s Space assets, the latter holding a 33% stake).

•

Alcatel-Lucent’s 33% share in the capital of Telespazio, a worldwide leader in satellite services, of which 67% is held by Finmeccanica.

With respect to this contribution of the space activities, a cash payment of € 670 million was made to Alcatel-Lucent, subject to an adjustment to be made by an independent expert at the beginning of 2009, which may trigger an upward value adjustment.

2. In the domain of critical systems for security:

•

the Transport Systems activities, a worldwide leader in signaling solutions for rail transport and urban metros;

•

Critical Systems Integration activities not dedicated to operators or suppliers of telecommunications services and covering mainly the transport and energy sectors.

On January 5, 2007, with respect to this transfer, 25 million new Thales shares were issued to Alcatel-Lucent, and Alcatel-Lucent received a cash payment of € 50 million. As a result of the issuance of the shares, Alcatel-Lucent increased its shareholdings to 20.95%, which continue to be accounted for as an investment in associates, and the French State remained the main shareholder with a 27.29% stake (held directly or indirectly).

The assets envisaged for the contribution and disposal were accounted for as assets held for sale in the consolidated financial statements at December 31, 2006, as the criteria for classification in “assets held for sale” as defined by IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” were met at the balance sheet date and as some of the remaining uncertainties as of September 30, 2006 had then been cleared (i.e. signature of a final agreement between historical Alcatel and Thales, receipt of Finmeccanica’s waiver concerning the transfer of the space business, receipt of French State approval, etc.)

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

•

the Space activities disposal was contingent on the assets contribution of Transport Systems and Critical Systems Integration, and

•

the amount of € 670 million concerning the disposal of the Space business was considered a preliminary payment of the selling price (as an external expert will establish the definitive price in 2009) and is therefore not entirely representative of the market price of this business. It is one of the reasons why Alcatel-Lucent had no intention of disposing of the Space business without including it in the larger transaction defined in the Master Agreement.

As the fair value less costs to sell of this disposal group is higher than the carrying amount, such carrying amount was not adjusted as of December 31, 2006. All net assets to be disposed of/contributed to Thales were isolated on the two specific line items related to discontinued operations in the consolidated balance sheet (that is, “Assets held for sale” and “Liabilities related to disposal groups held for sale”) as of December 31, 2006. The 2006 result of the disposal group was presented in the “Income (loss) from discontinued operations” line item in the consolidated income statement and the consolidated income statements for 2005 have been re-presented accordingly. Detailed impacts are presented in Note 10.

Alcatel-Lucent - 2008 annual report on form 20-F - 176

Back to Contents

The capital gain related to this disposal and the difference between the preliminary selling price of the Space business (as described above) and its carrying value, was accounted for during the first quarter of 2007.

•

On September 1, 2006, historical Alcatel announced that it had signed a non-binding Memorandum of Understanding with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for U.S. $ 320 million. On December 4, 2006, Alcatel-Lucent announced that it had signed a final agreement with Nortel.

•

On December 31, 2006, Alcatel-Lucent completed the acquisition of Nortel’s UMTS radio access business (UTRAN) and related assets.

Pursuant to the transaction, Alcatel-Lucent acquired Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts for U.S. $ 320 million. Approximately 1,700 of the employees of Nortel’s UMTS access business were transferred to Alcatel-Lucent.

The assets acquired from Nortel were considered as a business as defined in IFRS 3 and the purchase price was allocated as follows:

(in millions of euros)	As of December 31, 2007	As of December 31, 2006
Cost of the business combination (A):
Gross consideration	250	250
Working capital credit and other price adjustments	(19)	(18)
Cost of the business combination to be allocated	231	232
Net assets acquired at fair value (B):
Fixed assets	37	38
Inventories	15	15
In process research and development	24	24
Acquired technologies	103	103
Customer relationships	45	41
Other assets and liabilities	-	-
Net assets acquired	224	221
GOODWILL (A) – (B)	7	11

The above-described allocation of the cost of the business combination is definitive.

The carrying value of the net assets acquired on Nortel’s books was not known.

As the transaction was completed as of December 31, 2006, the contribution to the 2006 net result of this business was zero with the exception of the impacts described in the following section.

Nortel indicated that the 2006 UMTS Access (“UA”) revenues associated with the assets sold were approximately U.S. $ 660 million.

As the technologies acquired duplicated some of the technologies that Alcatel had already developed and capitalized and some of Lucent’s technologies corresponding to certain intangible assets that were fair valued in the purchase price accounting, an impairment loss was recorded, once the contemplated deal with Nortel and the business combination with Lucent had been completed and the decisions to keep or to abandon all or some of these technologies had been taken. The corresponding write-off and the estimated associated future costs for which Alcatel-Lucent was already committed at December 31, 2006 represented a total amount of € 494 million that has been accounted for in “restructuring costs” in the income statement.

•

During the third quarter 2006, Alcatel and Finmeccanica agreed upon the price adjustments to be made to the values assigned at the time of their contributions to Alcatel Alenia Space and Telespazio. These adjustments resulted in a € 37.5 million reduction in goodwill and in an increase in the gain on disposal of € 15 million.

Alcatel-Lucent - 2008 annual report on form 20-F - 177

Back to Contents

NOTE 4 CHANGE IN ACCOUNTING POLICY AND PRESENTATION

a/

Change in accounting policy

2008

First application of IFRIC 14 (Interpretation of IAS 19-The limit on a defined benefit asset, minimum funding requirements and their interaction)

The “asset ceiling” rule of IAS 19 limits the measurement of a defined benefit asset to “the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognized gains and losses”. Questions have arisen about when refunds or reductions in future contributions should be considered available, particularly when a minimum funding requirement exists.

In the United Kingdom, for example minimum funding requirements exist to improve the security of the post-employment benefit obligations to participants of an employee benefit plan. Such requirements normally stipulate a minimum amount or level of contributions that must be made to a plan over a given period. Therefore, a minimum funding requirement may limit the ability of the entity to reduce future contributions.

Further, the limit on the measurement of the value of a defined benefit asset may cause the minimum funding requirement to be onerous. Normally, a requirement to make contributions to a plan would not affect the value of the defined benefit asset or liability. This is because the contributions, once paid, will become plan assets and so the additional net liability is nil. However, a minimum funding requirement may give rise to a liability if the required contributions will not be available to the entity once they have been paid.

The first application of this new interpretation had a negative impact on our shareholders’ equity as of December 31, 2008 of (€ 91) million (€ 45) million as of December 31, 2007 and (€ 82) million as of December 31, 2006) in connection with our pension plans in the United Kingdom.

2007

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

Previously, Alcatel-Lucent applied the corridor method, under which actuarial gains and losses exceeding 10% of the greater of (i) the benefit obligation or (ii) the fair value of plan assets were recognized in the income statement over the expected remaining working lives of the employees participating in the plans. The impact of the limitation in the value of plan assets to the lower of: (i) the value resulting from applying IAS 19 “Employee Benefits” prior to the Group’s adoption of the option provided by the amendment to IAS 19, and (ii) the net total present value of any available refund from the plan or reduction in future contributions to the plan (arising from asset ceilings) was accounted for in the income statement.

The impact of this change in accounting policies on the 2006 balance sheet was as follows:

(in millions of euros)	December 31, 2006
Prepaid pension costs	701
Assets held for sale	10
Deferred tax assets (liabilities)	(291)
Pensions, retirement indemnities and other post-retirement benefits	(36)
Shareholders’ equity attributable to equity holders of the parent	387
Minority interests	(3)

Alcatel-Lucent - 2008 annual report on form 20-F - 178

Back to Contents

The impact on the 2006 income statement was as follows:

(in millions of euros)	2006
Income (loss) from operating activities	(7)
Other financial income (loss)	78
Income tax (expense) income	-
Income (loss) from discontinued operations	(1)
NET RESULT	70
Basic earnings per share	0.05
Diluted earnings per share	0.05

b/

Change in presentation

Since January 1, 2007, the Group presents sales commissions under “administrative and selling expenses” and not in “cost of sales” as previously presented by historical Alcatel. If such a classification had been applied in 2006, administrative and selling expenses would have increased and “cost of sales” would have decreased by € 87 million.

NOTE 5 INFORMATION BY BUSINESS SEGMENT AND BY GEOGRAPHICAL SEGMENT

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

The tables below present information for the operating segments described hereunder. They take into account the organization announced on November 30, 2007 and comprise three operating segments addressing three principal markets: Carrier, Services and Enterprise markets.

The first Operating Segment is the Carrier Business Group. Its activity consists in designing and selling network and software solutions to Telecommunications operators.

The second Operating Segment is the Services Business Group. Its activity consists in providing a broad range of services to telecommunications operators as well as other owners of large communications networks in the Industrial and Public sector.

The third Operating Segment is the Enterprise Business Group. Its activity mainly consists in designing and selling, directly or through distribution channels, enterprise communications solutions. This segment also hosts activities of smaller size in the field of industrial components.

The segment Other includes miscellaneous service businesses or non-core businesses, such as corporate purchasing, reinsurance and banking activities, intellectual property standardization & licensing, Bell Labs and corporate holding companies accounting mainly for corporate expenses.

The information reported for each segment item is the same as that presented to the Management Committee (MC), which has been identified as the Chief Operating Decision Maker in assessing segment performance and deciding how to allocate resources to the segments. The primary financial measure used by the MC in assessing performance and allocating resources to the segments is the segment operating income (loss). The segment operating income (loss) is a measure corresponding to the Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments and excluding the main non-cash impacts from PPA entries in relation to the Lucent business combination. Share based payments are not allocated to a reportable segment and are included in “Other”.

The MC does not review asset or liability information on a segmented basis in order to assess performance and allocate resources.

The information by segment applies the same accounting policies as those used and described in these consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

Operating segments presented are the same as those disclosed in the information provided to the Management Committee.

Alcatel-Lucent - 2008 annual report on form 20-F - 179

Back to Contents

a/

Information by business segment

(in millions of euros)	Carrier	Enterprise	Services	Total reportable segments	Other and unallocated amounts	Total
2008
Revenues from external customers	11,514	1,551	3,441	16,506	478	16,984
Revenues from transactions with other operating segments	26	39	11	76
Revenues from operating segments	11,540	1,590	3,452	16,582
Segment operating income (loss)	(68)	128	268	328	138	466
Amounts included in the segment operating income (loss):
depreciation and amortization	564	92	62	718	191	909
material non-cash items other than depreciation and amortization	-	-	-	-	-	-
Segment assets (1)	7,817	601	1,865	10,283	1,008	11,291
2007
Revenues from external customers	12,799	1,534	3,092	17,425	367	17,792
Revenues from transactions with other operating segments	20	28	81	129
Revenues from operating segments	12,819	1,562	3,173	17,554
Segment operating income (loss)	(152)	126	147	121	(11)	110
Amounts included in the segment operating income (loss):
• depreciation and amortization	701	105	69	875	11	886
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-
Segment assets (1)	9,499	582	1,669	11,750	1,084	12,834
2006
Revenues from external customers	8,989	1,420	1,721	12,130	152	12,282
Revenues from transactions with other operating segments	11	19	40	70
Revenues from operating segments	9,000	1,439	1,761	12,200
Segment operating income (loss)	613	120	211	944	(31)	913
Amounts included in the segment operating income (loss):
• depreciation and amortization	376	84	34	494	78	572
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-
Segment assets (1)	9,631	481	2,077	12,189	1,919	14,108

(1)

Assets included in segment assets consist of intangible assets, property, plant and equipment and assets included in operating working capital (comprised of inventory and work in progress, customer receivables (including those recorded in amounts due from/to customers on construction contracts) and advances and progress payments). See Note 18. The amounts reported as segment assets include the PPA entries related to the Lucent business combination.

Alcatel-Lucent - 2008 annual report on form 20-F - 180

Back to Contents

b/

Reconciliation to consolidated financial statements

(in millions of euros)	2008	2007	2006
Revenues from reportable segments	16,582	17,554	12,200
Revenues segment Other	478	367	152
Intersegment eliminations	(76)	(129)	(70)
Total Group revenues	16,984	17,792	12,282
Reportable segments operating income (loss)	328	121	944
Operating income (loss) segment Other and unallocated amounts (1)	138	(11)	(31)
Segment operating income (loss)	466	110	913
PPA (2) adjustments (excluding restructuring costs and impairment of assets)	(522) (3)	(817)	(226)
INCOME (LOSS) FROM OPERATING ACTIVITIES BEFORE RESTRUCTURING COSTS, IMPAIRMENT OF ASSETS, GAIN/(LOSS) ON DISPOSAL OF CONSOLIDATED ENTITIES AND POST-RETIREMENT BENEFIT PLAN AMENDMENTS	(56)	(707)	687
Restructuring costs	(562)	(856)	(707)
Impairment of assets	(4,725)	(2,944)	(141)
Post-retirement benefit plan amendments	47	258	-
Gain/(loss) on disposal of consolidated entities	(7)	-	15
INCOME (LOSS) FROM OPERATING ACTIVITIES	(5,303)	(4,249)	(146)

(1)

Including € 85 million of share-based payments that are not allocated to reportable segments in 2008 (€ 102 million in 2007 and € 63 million in 2006).

(2)

PPA: purchase price allocation entries related to Lucent business combination.

(3)

Including € 27 million of patents at net book value that were sold during the first quarter 2008. The net book value is based on fair value resulting from the purchase price allocation of the Lucent business combination. The capital gain included in the segment operating income was € 61 million, of which € 27 million occurred in the fourth quarter 2008.

c/

Products and Services revenues

The following table sets forth revenues by product and service for the years ended December 31:

(in millions of euros)	2008	2007	2006
Wireline products (Access, IP & Optics)	6,131	6,481	4,471
Wireless products (CDMA, W-CDMA, GSM & WIMAX…)	4,302	5,032	3,050
Convergence products (Core & Applications)	1,217	1,411	1,480
Services	3,452	3,173	1,721
Enterprise products	1,590	1,562	1,420
Other & eliminations	292	133	140
TOTAL	16,984	17,792	12,282

d/

Information by geographical segment

(in millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Total
2008
Revenues:
• by customer location	1,419	3,537	944	3,192	4,812	1,538	1,542	16,984
Non-current assets (1)	472	401	34	268	2,624	106	14	3,919
2007
Revenues:
• by customer location	1,219	3,657	954	3,386	5,438	1,534	1,604	17,792
Non-current assets (1)	500	434	50	229	4,326	106	13	5,658
2006
Revenues:
• by customer location	1,096	2,879	946	2,116	2,323	1,128	1,794	12,282
Non-current assets (1)	657	380	26	190	5,903	98	8	7,262
(1) Represents intangible and tangible assets

Alcatel-Lucent - 2008 annual report on form 20-F - 181

Back to Contents

e/

Concentrations

A few large telecommunications service providers account for a substantial portion of our revenues. Nevertheless no single customer represented more than 10% of our total revenues either in 2008, 2007 or 2006.

f/

New organization effective January 1, 2009

A new organization was announced as of November 13, 2008 with an effective date of January 1, 2009 with four business groups: Carrier Product Group; Enterprise Product Group; Services Group and Applications Software Group.

The Carrier Product Group will focus on providing innovative products in IP (Internet Protocol), Optics, Fixed Access, Multicore (including IP Multimedia Subsystems Infrastructure), Wireless, Radio Frequency Systems and Submarine.

For clarity, the Enterprise group will become the Enterprise Product Group and will remain focused on Enterprise Solutions Division and Industrial Component Division products. Genesys will join the Applications Software Group. The Enterprise Product Group is vertically integrated and will have its own worldwide sales team (Enterprise and IPS market, supply chain and services delivery capability).

The Services Group will focus on capturing the fast growing opportunities in Network Operations, Professional Services, OSS (Operation Support System)/BSS (Business Support System) Integration, and Network Integration, including NDIO (Network Design Integration and Optimization).

A new Applications Software Group is introduced into the business model to support and grow our business in this area. The group will have its own regionally deployed sales team that will act in coordination with the regions but will report to the head of the Applications Software Group. The group will work when appropriate with the Services Group and other service integrators.

The Applications Software Group will comprise Genesys, the current Applications Software business division (including IMS Applications) and the OSS/BSS software business.

The new business model also comprises three regions, Americas, Europe Middle East and Africa (EMEA), and Asia Australia and Pacific (APAC), rather than the two we have today. The regions’ primary mission is to sell and ensure the highest customer satisfaction. The three regions will each have complete responsibility for all customer-focused activities except for the Enterprise and IPS markets.

NOTE 6 REVENUES

(in millions of euros)	2008	2007	2006
Construction contract revenues	2,220	2,493	1,566
Other product sales	11,139	12,101	9,247
Other service revenues	3,200	2,949	1,352
License revenues	235	139	40
Rental income and other revenues (1)	190	110	77
TOTAL	16,984	17,792	12,282

(1)

Of which in 2008 € 84 related to R&D tax credits (mainly in France). Corresponding amounts in 2007 and 2006 were respectively € 43 million and € 23 million. 2008 other revenues also include € 34 million corresponding to a partial settlement with Microsoft (see Note 34).

Alcatel-Lucent - 2008 annual report on form 20-F - 182

Back to Contents

NOTE 7 IMPAIRMENT LOSSES ON ASSETS RECOGNIZED IN THE INCOME STATEMENT

(in millions of euros)	Carrier	Enterprise	Services	Other	Total Group
2008
Impairment losses for goodwill (4)	(3,272)	-	-	-	(3,272)
Impairment losses for capitalized development costs (5)	(135)	-	-		(135)
Impairment losses for other intangible assets (7)	(1,276)	-	-		(1,276)
Impairment losses for property, plant and equipment (5)	(39)	-	-	-	(39)
Impairment losses for shares in equity affiliates	-	-	-	(1)	(1)
Impairment losses for financial assets (3)	(11)	-	-	(3)	(14)
TOTAL – NET	(4,733) (6)			(4)	(4,737)
of which reversal of impairment loss	3	-	-	2	5
2007
Impairment losses for goodwill	(2,633) (1)	-	(24) (1)	-	(2,657)
Impairment losses for capitalized development costs	(41) (1)	-	-	-	(41)
Impairment losses for other intangible assets	(175) (1)	-	-	-	(175)
Impairment losses for property, plant and equipment	(77) (1)	-	-	(17)	(94)
Impairment losses for shares in equity affiliates	(2)	-	-	(1)	(3)
Impairment losses for financial assets (3)	-	-	-	(16)	(16)
TOTAL – NET	(2,928)	-	(24)	(34)	(2,986)
of which reversal of impairment loss	-	-	-	-	-
2006
Impairment losses for goodwill	-	-	-	-	-
Impairment losses for other capitalized development costs (2)	(104)	-	-	-	(104)
Impairment losses for other intangible assets (2)	(40)	-	-	-	(40)
Impairment losses for property, plant and equipment	(2)	-	-	-	(2)
Impairment losses for shares in equity affiliates	-	-	-	(8)	(8)
Impairment losses for financial assets (3)	(1)	-	-	(3)	(4)
TOTAL – NET	(147)	-	-	(11)	(158)
of which reversal of impairment loss	2	-	-	1	3

(1)

Refer to Note 10

(2)

Mainly related to the WiMAX technology following the decision announced on December 12, 2008 to limit our WiMAX efforts to supporting fixed and nomadic broadband access applications and to stop the WiMAX full Mobility developments. These impairment losses are presented on the specific line item of the income statement “Impairment of assets”.

(3)

Refer to Note 2 c and Note 13.

(4)

Of which (4,725) accounted for in a specific line item (“impairment of assets”) in the income statement and the remainder is accounted for in Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

(5)

Accounted for in a specific line item (“impairment of assets”) in the income statement comprising € 2,657 million for goodwill, € 39 million for capitalized development costs, € 174 million for other intangible assets and € 74 million for property, plant and equipment and the remainder is accounted for in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

(6)

Of which € 141 million included in the income statement under “impairment of assets” and the remainder is accounted for in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities.

(7)

As disclosed in Note 17 and excluding impairment losses on receivables (see Note 20).

Alcatel-Lucent - 2008 annual report on form 20-F - 183

Back to Contents

NOTE 8 FINANCIAL INCOME (LOSS)

(in millions of euros)	2008	2007	2006
Interest at effective interest rate	(379)	(402)	(270)
Interest on interest rate derivatives hedging	(10)	(2)	29
Interest on interest rate derivatives trading	1	-	-
Interest received on cash and marketable securities	176	231	143
Finance costs	(212)	(173)	(98)
Dividends	4	3	8
Provisions for financial risks	2	(4)	-
Impairment losses on financial assets	(3)	(16)	(4)
Net exchange gain (loss)	18	(29)	(29)
Of which:
- ineffective portion of hedge when hedge accounting is applied	13	(19)	(11)
- non-hedged transactions and non-application of hedge accounting	(1)	(16)	(21)
- trading	6	6	3
Financial component of pension and post-retirement benefit costs (1)	349	544	31
Actual capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (2)	26	126	21
Other (3)	(30)	(82)	(61)
Other financial income (loss)	366	541	(34)
TOTAL FINANCIAL INCOME (LOSS)	154	368	(132)

(1)

Change between 2006 and 2007 is mainly related to Lucent pension credit (refer to Note 25).

(2)

Net gain on disposal of Draka Comteq BV shares for € 74 million during the fourth quarter of 2007.

(3)

2008: of which a gain of € 30 million related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 and a gain of € 1 million related to the partial repurchase of Alcatel’s 4.375% bond due February 2009 (see Note 26-b).

2007: of which in the first quarter 2007, a loss of € 12 million related to the early redemption of the 8% convertible debenture (refer to Note 24). This loss was computed in accordance with IAS 32 AG33 and AG34 requirements (see Note 1m). Interactions between IAS 32 and IAS 39 and accounting issues related to early redemption of compound financial instruments are being currently analyzed by IFRIC. A future IFRIC interpretation could potentially lead us to revise our current accounting treatment.

2006: of which a loss of € 18 million related to the adjustment of the conversion ratio of Lucent’s Series A and B convertible debentures (refer to Note 24c) in the fourth quarter of 2006. Of which € 15 million relates to an interest charge recorded in other financial loss in the third quarter 2006, which is due to a late payment of a debt relating to a tax dispute.

NOTE 9 INCOME TAX AND RELATED REDUCTION OF GOODWILL

a/

Analysis of income tax (charge) benefit and related reduction of goodwill.

(in millions of euros)	2008	2007	2006
Reduction of goodwill related to deferred tax assets initially unrecognized (1) (2)	-	(256)	(5)
Current income tax (charge) benefit	(99)	(111)	(71)
Deferred taxes related to the purchase price allocation for the Lucent transaction (2)	740	396	175
Recognition of deferred tax assets initially unrecognized at Lucent closing date (1)	-	256	5
Deferred tax (charge) related to the post-retirement benefit plan amendments (3)	(25)	(181)	-
Deferred taxes related to Lucent’s post-retirement benefit plans (4)	(293)	(206)	-
Other deferred income tax (charge) benefit, net (5)	(476)	(214)	(67)
Deferred income tax (charge) benefit, net	(54)	51	113
Income taxes	(153)	(60)	42
INCOME TAX (CHARGE) BENEFIT AND RELATED REDUCTION OF GOODWILL	(153)	(316)	37

(1)

If the potential benefit of Lucent’s income tax loss carry-forwards or other deferred tax assets does not satisfy the criteria for separate recognition, as defined in IFRS 3, when the business combination was initially accounted for but such benefits are subsequently realized, Alcatel-Lucent will recognize the resulting deferred tax income in profit or loss and in addition, reduce the carrying amount of goodwill (as an expense) to the amount that would have been recognized if the deferred tax asset had been recognized as an identifiable asset from the closing date.

(2)

Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent as described in Note 3

(3)

Related to the post-retirement plan amendments described in Note 25.

(4)

Tax impact of the pension credit and changes of deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group is applying (see Note 1-k and Note 25).

(5)

2008 and 2007 impacts are mainly due to the re-assessment of the recoverability of deferred tax assets recognized in connection with the additional impairment tests of goodwill performed in Q4 2008 and Q4 2007.

Alcatel-Lucent - 2008 annual report on form 20-F - 184

Back to Contents

b/

Effective income tax rate

The effective tax rate can be analyzed as follows:

(in millions of euros except for percentage)	2008	2007	2006
Income (loss) before income tax, related reduction of goodwill and discontinued operations	(5,053)	(3,771)	(256)
Average income tax rate	35.8%	35.0%	41.2%
Expected tax (charge) benefit	1,811	1,320	105
Impact on tax (charge) benefit of:
• reduced taxation of certain revenues	-	50	5
• permanent differences and utilization of previously unrecognized tax losses	(896)	(708)	140
• adjustment to prior years’ current tax charge	-	(2)	(1)
• recognition of previously unrecognized deferred tax assets	2	396	103
• deferred tax assets no longer recognized	(463)	(110)	(78)
• non-recognition of tax losses	(638)	(1,033)	(240)
• effect of tax rate changes	-	-	(3)
• tax credits	31	43	16
• other	-	(16)	(5)
ACTUAL INCOME TAX (CHARGE) BENEFIT	(153)	(60)	42
EFFECTIVE TAX RATE	(3.0)%	(1.6)%	16.4%

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

c/

Deferred tax balances

(in millions of euros)
Balances:	2008	2007	2006
Deferred tax assets:
• deferred tax assets recognizable	12,289	11,733	12,534
• of which not recognized	(11,437)	(10,501)	(10,842)
Net deferred tax assets recognized	852	1,232	1,692
Net deferred tax (liabilities)	(1,152)	(1,897)	(2,583)
NET DEFERRED TAX ASSETS (LIABILITIES)	(300)	(665)	(891)

Analysis of deferred tax by temporary differences

(in millions of euros)	December 31, 2007	Impact on net income (loss)	Translation adjustments	Reclassification and Other (1)	December 31, 2008
Fair value adjustments of tax assets and liabilities resulting from business combinations	(1,620)	740	(53)	(13)	(946)
Provisions	663	(89)	5	1	580
Pension reserves	1,515	212	69	27	1,823
Prepaid pensions	(1,316)	(195)	(38)	678	(871)
Property, plant and equipment and intangible assets	568	66	28	(15)	647
Temporary differences arising from other balance sheet captions	591	(47)	25	16	585
Tax loss carry-forwards and tax credits	9,435	(437)	213	108	9,319
DEFERRED TAX ASSETS, GROSS (LIABILITIES)	9,836	250	249	802	11,137
Deferred tax assets not recognized	(10,501)	(304)	(280)	(352)	(11,437)
NET DEFERRED TAX ASSETS (LIABILITIES)	(665)	(54)	(31)	450	(300)
(1) The main reclassifications and other changes are related to the temporary differences on pre-paid pensions accounted for directly in equity.

Alcatel-Lucent - 2008 annual report on form 20-F - 185

Back to Contents

The aggregated amount of current and deferred taxes recognized directly in equity was a net asset of € 233 million as of December 31, 2008 (a net liability of € 210 million as of December 31, 2007 and € 290 million as of December 31, 2006).

Change during the period

(in millions of euros)	December 31, 2007	Impact on net income (loss)	Translation adjustments	Other (1)	December 31, 2008
Deferred tax assets recognized	1,232	(446)	24	42	852
Deferred tax liabilities	(1,897)	392	(55)	408	(1,152)
NET DEFERRED TAX ASSETS (LIABILITIES)	(665)	(54)	(31)	450	(300)

(1)

Of which € 432 million of tax impact taken directly in equity related to the change in actuarial assumptions of pension and other post-employment benefits accounted also directly in equity (see Note 25).

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2008 and December 31, 2007.

As the Board of Directors does not intend to propose a dividend for 2008 results to the Annual Shareholders’ Meeting (see Note 22) there will be no tax consequences.

d/

Tax losses carried forward and temporary differences

Total tax losses carried forward represent a potential tax saving of € 9,319 million at December 31, 2008 (€ 9,435 million at December 31, 2007 and € 10,405 million at December 31, 2006). The potential tax savings relate to tax losses carried forward that expire as follows:

(in millions of euros)
Years	Recognized	Unrecognized	Total
2009	10	309	319
2010	1	39	40
2011	-	243	243
2012	-	38	38
2013	-	20	20
2014 and thereafter	60	4,970	5,030
indefinite	278	3,351	3,629
TOTAL	349	8,970	9,319

In addition, temporary differences were € 1,818 million at December 31, 2008 (€ 401 million at December 31, 2007 and € (454) million at December 31, 2006), of which € (649) million have been recognized and € 2,467 million have not been recognized (€ 1,585 million and € 1,986 million respectively at December 31, 2007 and € (2,330) million and € 1,876 million at December 31, 2006).

Recognized negative temporary differences mainly correspond to deferred tax liabilities that have been recorded resulting from the Lucent purchase accounting entries (in particular intangible assets).

NOTE 10 DISCONTINUED OPERATIONS, ASSETS HELD FOR SALE AND LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE

Discontinued operations for 2008, 2007 and 2006 were as follows:

•

in 2008: adjustments on initial capital gain (loss) from discontinued operations that were sold or contributed in previous periods (mainly related to activities contributed to Thales);

•

in 2007: The net capital gain on the disposal of the railway transport systems activities and critical systems integration activities not dedicated to operators or suppliers of telecommunications services to Thales in January 2007 and on the sale to Thales of our ownership interests in two joint ventures in the space sector in April 2007 is booked as income (loss) on discontinued operations, as well as some adjustments on initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods;

•

in 2006: activities related to Alcatel’s two joint ventures in the space sector, railway transport systems activities and critical systems integration activities not dedicated to operators or suppliers of telecommunications services to be disposed of or contributed to Thales. In addition, the initial capital gain (loss) on discontinued operations that were sold in 2004 was adjusted in 2006, due to ongoing legal proceedings related to these disposals.

Other assets held for sale concern real estate property sales in progress and our stake in Thales shares (see Notes 3 and 16) at December 31, 2008 and real estate property sales in progress as of December 31, 2007 and 2006.

Alcatel-Lucent - 2008 annual report on form 20-F - 186

Back to Contents

Income statement of discontinued operations (in millions of euros)	2008	2007	2006
Revenues	-	213	2,099
Cost of sales	-	(178)	(1,614)
GROSS PROFIT	-	35	485
Administrative and selling expenses	-	(30)	(230)
Research and development costs	-	(8)	(136)
Net capital gain (loss) on disposal of discontinued operations (1)	33	615	15
INCOME (LOSS) FROM OPERATIONS	33	612	134
Financial income (loss)	-	-	(14)
Other income (loss) (2)	-	(2)	38
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	33	610	158

(1)

The capital gain on the contribution of railway transport system activities and critical systems integration activities to Thales has been computed based upon a selling price of € 941 million, equal to the share price of the 25 million shares issued by Thales on the date of the transaction. This value is different from Thales’ determination of the actual value of the assets contributed of € 1,000 million, which Thales disclosed in the document describing the transaction it filed with the AMF and which Thales had booked as a capital increase in its statutory financial statements. The net capital gain on the disposal of our ownership interests in two joint ventures in the space sector and the railway transport systems activities and critical systems integration activities after tax was € 0.6 billion.

(2)

Including income tax expense.

Balance sheet (in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Goodwill	-	-	795
Other assets	-	-	1,196
Cash	-	-	121
ASSETS OF DISPOSAL GROUPS	-	-	2,112
Real estate properties and other assets held for sale	45	35	15
Stake in Thales	1,303	-	-
ASSETS HELD FOR SALE	1,348	35	2,127
Customers’ deposits and advances	-	-	(639)
Other liabilities	-	-	(967)
LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE	-	-	(1,606)

Alcatel-Lucent’s share in the market capitalization of Thales at December 31, 2008 was valued at € 1,231 million. The sales price agreed upon with Dassault Aviation is € 1,568 million (refer to Note 3).

The cash flows of discontinued operations are as follows:

(in millions of euros)	2008	2007	2006
Net income (loss)	33	610	158
Net cash provided (used) by operating activities before changes in working capital	-	9	91
Other net increase (decrease) in net cash provided (used) by operating activities	-	(86)	81
Net cash provided (used) by operating activities (a)	-	(77)	172
Net cash provided (used) by investing activities (b)	21	652 (1)	(24)
Net cash provided (used) by financing activities (c)	-	(352)	(159)
TOTAL (A) + (B) + (C)	21	223	(11)
(1) Including € 670 million of cash received in connection with the contribution of our interests in two joint ventures in the space sector to Thales (refer to Note 3).

Alcatel-Lucent - 2008 annual report on form 20-F - 187

Back to Contents

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

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

Net income (loss) (in millions of euros)	2008	2007	2006
Net income (loss) – basic	(5,215)	(3,518)	(106)
Adjustment for dilutive securities on net income:
• Interest expense related to convertible securities	-	-	-
NET INCOME (LOSS) – DILUTED	(5,215)	(3,518)	(106)
Number of shares	2008	2007	2006
Weighted average number of shares – basic	2,259,174,970	2,255,890,753	1,449,000,656
Dilutive effects:
• Stock option plans	-	-
• Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003	-	-
• 7.75% convertible securities	-	-
• 2.875% Series A convertible securities	-	-
• 2.875% Series B convertible securities	-	-
WEIGHTED AVERAGE NUMBER OF SHARES – DILUTED	2,259,174,970	2,255,890,753	1,449,000,656

Earnings per share, attributable to the equity holders of the parent (in euros)	2008	2007	2006
Basic	(2.31)	(1.56)	(0.07)
Diluted	(2.31)	(1.56)	(0.07)

ORDINARY SHARES

Ordinary shares owned by consolidated subsidiaries of the Group	2008	2007	2006
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,351,831	58,630,445	58,466,525
Number of Alcatel-Lucent share equivalents	-	-	-

Alcatel-Lucent - 2008 annual report on form 20-F - 188

Back to Contents

SHARES SUBJECT TO FUTURE ISSUANCE

	December 31, 2008	December 31, 2007	December 31, 2006
Number of stock options not exercised	221,247,918	201,259,446	192,759,306

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including theses potential shares was anti-dilutive:

	2008	2007	2006
Equity plans (stock option, RSU)	1,660,424	6,841,930	8,885,037
Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003	63,192,019	63,192,019	63,192,019
8.00% convertible securities	-	-	3,067,982
7.75% convertible securities	44,463,051	44,463,051	3,705,372
2.875% Series A convertible securities	152,333,655	68,203,544	4,727,274
2.875% Series B convertible securities	178,839,711	80,161,899	5,552,971

NOTE 12 GOODWILL

(in millions of euros)	Net
GOODWILL AT DECEMBER 31, 2005	3,772
Additions	8,091
Disposals and discontinued operations	(795)
Changes during goodwill allocation period	(101)
Impairment losses for the period	-
Reduction of goodwill related to deferred taxes initially unrecognized	(5)
Net effect of exchange rate changes	(71)
Other changes	-
GOODWILL AT DECEMBER 31, 2006	10,891
Additions	46
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	(2,657)
Reduction of goodwill related to deferred taxes initially unrecognized	(256)
Net effect of exchange rate changes	(697)
Other changes	1
GOODWILL AT DECEMBER 31, 2007	7,328
Additions	72
Disposals and discontinued operations	-
Changes during goodwill allocation period	(7)
Impairment losses for the period	(3,272)
Reduction of goodwill related to deferred taxes initially unrecognized	-
Net effect of exchange rate changes	92
Other changes	2
GOODWILL AT DECEMBER 31, 2008	4,215

Alcatel-Lucent - 2008 annual report on form 20-F - 189

Back to Contents

Main changes accounted for in 2008

Additions to goodwill include the Motive acquisition (see Note 3). Impairment losses have been recorded in connection with the impairment tests performed in 2008 (see below).

Main changes accounted for in 2007

No major change related to new acquisitions during the period. Impairment losses were recorded in connection with the 2007 annual impairment test and the additional impairment tests performed in the fourth quarter 2007 (see below).

Goodwill was reduced in relation to the recognition during 2007 of initially unrecognized deferred tax assets in Lucent, as prescribed by IAS 12 “Income Taxes” (refer to Note 9).

Main changes accounted for in 2006

Additions to goodwill related primarily to the business combination with Lucent (see Note 3).

Reduction in goodwill presented in the caption “Disposals and discontinued operations” concerns the goodwill related to the businesses to be disposed of or contributed to Thales (see Note 3).

Goodwill allocation

All goodwill recognized in 2008, 2007 and 2006 have been allocated to the cash generating units by December 31 of the relevant year.

Due to the new organization effective January 1, 2009, goodwill has been reallocated, at this date, to the new Business Divisions, corresponding to the Groups of Cash Generating Units, at which level Goodwill is monitored and impairment tested. A specific impairment test triggered by this new organization will be performed as of January 1, 2009.

The goodwill amounts relating to business combinations, for which the initial accounting period has not yet been completed at December 31, 2008, are preliminary.

Impairment tests of goodwill

2008 annual impairment test and additional test performed in the fourth quarter 2008

During the second quarter of 2008, revenues from the CDMA business declined at a higher pace than the company had planned. To a large extent, this was due to the unexpected, strong reduction in the capital expenditure of a key customer in North America. Although there are new opportunities in other geographic areas, the uncertainty regarding spending in North America led the company to make more cautious mid-term assumptions about the results of this business.

Following the 2008 annual impairment tests of goodwill (performed in May/June 2008), an impairment loss of € 810 million was accounted for related to the CDMA business.

In view of the difficult financial and economic environment, the continuing material decrease in its market capitalization and the new 2009 outlook, taking into account the estimated consequences of the strategic decisions disclosed in mid-December 2008, Alcatel-Lucent performed an additional impairment test during the fourth quarter 2008.

The re-assessment of the company’s near-term outlook taking into account more conservative growth assumptions for the telecommunications equipment and related services market in 2009, coupled with the decision to streamline the company’s portfolio and to use a higher discount rate, led to an additional impairment loss on goodwill of € 2,429 million and other impairment losses on other assets (refer to Note 7).

Impairment losses are related to the following CGUs: € 1,019 million in the Optics Business Division, € 530 million in the CDMA Business Division, € 300 million in the Multicore Business Division, € 241 million in the Applications Business Division and € 264 million in the Fixed Access Business Division.

These impairment losses are presented on a single specific line item on the face of the income statement (“impairment of assets”). The recoverable amount of the impaired assets has been determined as described in Note 1g.

2007 annual impairment test and additional tests performed in the fourth quarter 2007

The 2007 annual impairment test of goodwill was performed in May/June 2007 and resulted in the recognition of impairment losses accounted for in the second quarter of 2007 on tangible assets for an amount of € 81 million, on capitalized development costs and other intangible assets for an amount of € 208 million and on goodwill for an amount of € 137 million. These impairment losses of € 426 million were related to the group of cash generating units (CGUs) corresponding to the Business Division UMTS (Universal Mobile Telephone Communications Systems)/W-CDMA (Wideband Code Division Multiple Access). The impairment charge was due to the delay in revenue generation from its products as compared to its initial expectations, and to a reduction in margin estimates for this business.

As described in Note 2c, due to the continuing decrease in the market value of Alcatel-Lucent’s shares during the fourth quarter of 2007 and to the company’s revised 2007 revenue outlook, an additional test was performed in the fourth quarter 2007 and resulted in recognizing an additional impairment loss on goodwill of € 2,522 million.

Impairment losses of € 2,109 million are related to the CGUs in the CDMA Business Division, € 396 million are related to the CGUs in the IMS (Internet Protocol Multimedia Subsystem business division) and the remainder is related to the CGUs corresponding to the Business Division Network Integration. The impairment charge in the CDMA Business Division was due to a revision in the long-term outlook for this activity, taking into account the recent change in market conditions as well as potential future technology evolutions.

These impairment losses are presented on a single specific line item on the face of the income statement (“impairment of assets”). The recoverable amount of the impaired assets was determined as described in Note 1g.

These tests were performed after allocating the goodwill related to the Lucent business combination to the different Business Divisions (i.e. groups of cash generating units) based upon the carrying values of the Business Divisions at the beginning of the quarter according to the Business Division structure existing before the change of our business organization that was announced and put in place in November 2007.

As prescribed by IAS 36 “Impairment of Assets”, a third impairment test was performed in 2007, due to the reorganization of the reporting structure that occurred in November 2007, based upon the same recoverable values and carrying values of the Business Divisions as of December 31, 2007. This test was performed only to ensure that, after the change in our reporting structure, the recoverable values of each Business Division were higher than the corresponding carrying values. No additional impairment loss was accounted for in relation to this third impairment test.

Alcatel-Lucent - 2008 annual report on form 20-F - 190

Back to Contents

2006 annual impairment test and additional test performed in the fourth quarter 2006

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

In those groups of cash generating units (“CGU” – please refer to Note 1g) in which there is significant goodwill, the data (as of December 31) and assumptions used for the last goodwill impairment tests performed in 2008 and 2007 were as follows:

2008 additional Test – current reporting structure (in millions of euros)	Net carrying amount of Goodwill (1)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B) (1)	Discount rate	Valuation method
Optics division	1,138	0	12.0%	Discounted cash flows and other data (2)
Maintenance division	1,439	694	12.0%	Same as above (2)
Other CGU	1,638	-	-	Same as above (2)
TOTAL NET	4,215

(1)

As of December 31, 2008. The recoverable amount is the value in use for the Business Divisions disclosed.

(2)

Discounted cash flows for 5 years plus a terminal value. Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between -10% and +2.5% depending on the CGUs.

2007 additional test (in millions of euros)	Net carrying amount of Goodwill (1)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B) (1)	Discount rate	Valuation method
CDMA (Code Division Multiple Access) division	1,381	8	10.0%	Discounted cash flows and other data (2)
Optics division	2,160	653	10.0%	Same as above (2)
Maintenance division	1,388	1,040	10.0%	Same as above (2)
Other CGU	2,399	-	-	Same as above (2)
TOTAL NET	7,328

(1)

As of December 31, 2007. The recoverable amount is the value in use for the Business Divisions disclosed.

(2)

Discounted cash flows for 5 years plus a terminal value. Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between -10% and +4% depending on the CGUs.

Specific impairment test as of January 1, 2009 in connection with the new organization

Due to the new organization of our reporting structure effective from January 1, 2009 onwards (see Note 5f), an additional impairment test will be performed as of January 1, 2009, on the goodwill for which the underlying Business Divisions have changed. The remaining goodwill as of December 31, 2008 will be reallocated to the new Business Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

The determination of the carrying value of each Business Division is not yet finalized.

Alcatel-Lucent - 2008 annual report on form 20-F - 191

Back to Contents

NOTE 13 INTANGIBLE ASSETS

a/

Gross value

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
AT DECEMBER 31, 2005	1,279	488	1,767
Capitalization	386	-	386
Additions	-	16	16
Assets held for sale, discontinued operations and disposals	(66)	(31)	(97)
Write-offs (1)	(522)	(234)	(756)
Business combinations (2)	-	5,156	5,156
Net effect of exchange rate changes	(24)	(14)	(38)
Other changes	165	(7)	158
AT DECEMBER 31, 2006	1,218	5,374	6,592
Capitalization	414	34	448
Additions	-	39	39
Assets held for sale, discontinued operations and disposals	(1)	(15)	(16)
Write-offs	(46)	(14)	(60)
Business combinations	-	13	13
Net effect of exchange rate changes	(36)	(525)	(561)
Other changes	(1)	(2)	(3)
AT DECEMBER 31, 2007	1,548	4,904	6,452
Capitalization	410	65	475
Additions	-	13	13
Assets held for sale, discontinued operations and disposals	-	(42)	(42)
Write-offs	(11)	(8)	(19)
Business combinations	-	36	36
Net effect of exchange rate changes	38	257	295
Other changes	-	-	-
AT DECEMBER 31, 2008	1,985	5,225	7,210
(1) Mainly related to discontinued product lines (refer to Notes 3 and 27c). (2) Mainly related to Lucent business combination (refer to Note 3).

Alcatel-Lucent - 2008 annual report on form 20-F - 192

Back to Contents

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in process research and development and customer relationships), patents, trademarks and licenses.

b/

Amortization and impairment losses

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
AT DECEMBER 31, 2005	(599)	(349)	(948)
Amortization	(277)	(104)	(381)
Impairment losses	(104)	(40)	(144)
Write-offs (1)	325	1	326
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	37	25	62
Net effect of exchange rate changes	11	20	31
Other changes	(110)	13	(97)
AT DECEMBER 31, 2006	(717)	(434)	(1,151)
Amortization	(258)	(758)	(1,016)
Impairment losses	(41)	(175)	(216)
Write-offs	46	1	47
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	-	14	14
Net effect of exchange rate changes	18	77	95
Other changes	-	5	5
AT DECEMBER 31, 2007	(952)	(1,270)	(2,222)
Amortization	(308)	(561)	(869)
Impairment losses	(135) (2)	(1,276) (3)	(1,411)
Write-offs	11	8	19
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	-	14	14
Net effect of exchange rate changes	(23)	(153)	(176)
Other changes	-	2	2
AT DECEMBER 31, 2008	(1,407)	(3,236)	(4,644)

(1)

Mainly related to discontinued product lines (refer to Notes 3 and 27c).

(2)

Mainly related to the capitalized development costs related to the WiMAX technology following the decision announced as of December 12, 2008 to limit our WiMAX efforts to supporting fixed and nomadic broadband access applications and to stop the WiMAX full Mobility developments. These impairment losses are presented on the specific line item of the income statement “Impairment of assets”.

(3)

Impairments resulting from the additional impairment test performed in December 2008 and mainly related to the intangibles recognized on CDMA business in connection with Lucent business combination.

Alcatel-Lucent - 2008 annual report on form 20-F - 193

Back to Contents

c/

Net value

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
AT DECEMBER 31, 2005	680	139	819
Capitalization	386	-	386
Additions	-	16	16
Amortization	(277)	(104)	(381)
Impairment losses	(104)	(40)	(144)
Write-offs (1)	(197)	(233)	(430)
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	(29)	(6)	(35)
Business combinations (2)	-	5,156	5,156
Net effect of exchange rate changes	(13)	6	(7)
Other changes	55	6	61
AT DECEMBER 31, 2006	501	4,940	5,441
Capitalization	414	34	448
Additions	-	39	39
Amortization	(258)	(758)	(1,016)
Impairment losses	(41)	(175)	(216)
Write-offs	-	(13)	(13)
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	(1)	(1)	(2)
Business combinations	-	13	13
Net effect of exchange rate changes	(18)	(448)	(466)
Other changes	(1)	3	2
AT DECEMBER 31, 2007	596	3,634	4,230
Capitalization	410	65	475
Additions	-	13	13
Amortization	(308)	(561)	(869)
Impairment losses	(135) (3)	(1,276) (4)	(1,411)
Write-offs	-	-	-
Reversals of impairment losses	-	-	-
Assets held for sale, discontinued operations and disposals	-	(28)	(28)
Business combinations	-	36	36
Net effect of exchange rate changes	15	104	119
Other changes	-	2	2
AT DECEMBER 31, 2008	578	1,989	2,567

(1)

Mainly related to discontinued product lines (refer to Notes 3 and 27c).

(2)

Mainly related to Lucent business combination (refer to Note 3).

(3)

Mainly related to the capitalized development costs related to the WiMAX technology following the decision announced as of December 12, 2008 to limit our WiMAX efforts to supporting fixed and nomadic broadband access applications and to stop the WiMAX full Mobility developments. These impairment losses are presented on the specific line item of the income statement “Impairment of assets”.

(4)

Impairments resulting from the additional impairment test performed in December 2008 and mainly related to the intangibles recognized on CDMA business in connection with Lucent business combination.

Alcatel-Lucent - 2008 annual report on form 20-F - 194

Back to Contents

NOTE 14 PROPERTY, PLANT AND EQUIPMENT

a/

Changes in property, plant and equipment, gross

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
AT DECEMBER 31, 2005	85	1,032	2,687	613	4,417
Additions	1	28	153	100	282
Assets held for sale, discontinued operations and disposals (1)	(38)	(364)	(307)	(120)	(829)
Write-offs	-	(17)	(36)	(16)	(69)
Business combinations (2)	239	489	237	50	1,015
Net effect of exchange rate changes	(2)	(33)	(95)	(8)	(138)
Other changes	2	(7)	44	(47)	(8)
AT DECEMBER 31, 2006	287	1,128	2,683	572	4,670
Additions	1	43	209	101	354
Assets held for sale, discontinued operations and disposals	(96)	(39)	(153)	(21)	(309)
Write-offs	-	(1)	(18)	(3)	(22)
Business combinations	-	11	5	2	18
Net effect of exchange rate changes	(21)	(74)	(107)	(8)	(210)
Other changes	(2)	(10)	32	(35)	(15)
AT DECEMBER 31, 2007	169	1,058	2,651	608	4,486
Additions	-	46	211	157	414
Assets held for sale, discontinued operations and disposals	(6)	(50)	(119)	(78)	(253)
Write-offs	-	(8)	(33)	(16)	(57)
Business combinations	-	5	(6)	-	(1)
Net effect of exchange rate changes	7	32	49	(5)	83
Other changes	(7)	22	83	(96)	2
AT DECEMBER 31, 2008	163	1,105	2,836	570	4,674
(1) Mainly related to activities disposed of or contributed to Thales in 2007 (refer to Note 3). (2) Mainly related to Lucent business combination (refer to Note 3).

Alcatel-Lucent - 2008 annual report on form 20-F - 195

Back to Contents

b/

Changes in accumulated depreciation of property, plant and equipment and impairment losses

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
AT DECEMBER 31, 2005	(14)	(555)	(2,249)	(488)	(3,306)
Depreciation charge	-	(49)	(177)	(24)	(250)
Impairment losses	-	-	-	(2)	(2)
Reversals of impairment losses	-	-	-	-
Write-offs	-	17	36	16	69
Assets held for sale, discontinued operations and disposals (1)	3	203	231	89	526
Net effect of exchange rate changes	-	15	82	7	104
Other changes	3	(7)	15	-	11
AT DECEMBER 31, 2006	(8)	(376)	(2,062)	(402)	(2,848)
Depreciation charge	-	(105)	(262)	(49)	(416)
Impairment losses	-	(44)	(29)	(21)	(94)
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	1	18	3	22
Assets held for sale, discontinued operations and disposals	-	28	132	18	178
Net effect of exchange rate changes	-	22	81	4	107
Other changes	-	(7)	8	(8)	(7)
AT DECEMBER 31, 2007	(8)	(481)	(2,114)	(455)	(3,058)
Depreciation charge	-	(103)	(258)	(26)	(387)
Impairment losses	-	-	(39)	-	(39)
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	8	33	16	57
Assets held for sale, discontinued operations and disposals	-	18	106	26	150
Net effect of exchange rate changes	(1)	(14)	(37)	5	(46)
Other changes	-		(4)	4	-
AT DECEMBER 31, 2008	(9)	(572)	(2,313)	(430)	(3,323)
(1) Mainly related to activities disposed of or contributed to Thales in 2007 (refer to Note 3).

Alcatel-Lucent - 2008 annual report on form 20-F - 196

Back to Contents

c/

Changes in property, plant and equipment, net

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
AT DECEMBER 31, 2005	71	477	438	125	1,111
Additions	1	28	153	100	282
Depreciation charge	-	(49)	(177)	(24)	(250)
Impairment losses	-	-	-	(2)	(2)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals (1)	(35)	(161)	(76)	(31)	(303)
Business combinations (2)	239	489	237	50	1,015
Net effect of exchange rate changes	(2)	(18)	(13)	(1)	(34)
Other changes	5	(14)	59	(47)	4
AT DECEMBER 31, 2006	279	752	621	170	1,822
Additions	1	43	209	101	354
Depreciation charge	-	(105)	(262)	(49)	(416)
Impairment losses	-	(44)	(29)	(21)	(94)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(96)	(11)	(21)	(3)	(131)
Business combinations	-	11	5	2	18
Net effect of exchange rate changes	(21)	(52)	(26)	(4)	(103)
Other changes	(2)	(17)	40	(43)	(22)
AT DECEMBER 31, 2007	161	577	537	153	1,428
Additions	-	46	211	157	414
Depreciation charge	-	(103)	(258)	(26)	(387)
Impairment losses	-	-	(39)	-	(39)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(6)	(32)	(13)	(52)	(103)
Business combinations	-	5	(6)	-	(1)
Net effect of exchange rate changes	7	18	12	-	37
Other changes	(7)	22	79	(92)	2
AT DECEMBER 31, 2008	155	533	523	140	1,351
(1) Mainly related to activities disposed of or contributed to Thales in 2007(refer to Note 3). (2) Mainly related to Lucent business combination (refer to Note 3)

Alcatel-Lucent - 2008 annual report on form 20-F - 197

Back to Contents

NOTE 15 FINANCE LEASES AND OPERATING LEASES

a/

Finance leases

Property, plant and equipment held under finance leases have a net carrying amount of € 0 million at December 31, 2008 (€ 0 million at December 31, 2007 and € 45 million at December 31, 2006). Such finance leases relate primarily to plant and equipment.

Future minimum lease payments under non-cancelable finance leases are shown in Note 31a – Off balance sheet commitments.

The main finance lease contract as of December 31, 2006 concerned a company consolidated proportionately at 51%, Alda Marine, which leased four vessels as part of its activity of laying and maintaining submarine cables. The net carrying amount of these vessels recognized in property, plant and equipment was € 45 million at December 31, 2006. The corresponding obligation to pay future lease payments was € 51 million at December 31, 2006. During 2007, Alda Marine exercised its option to purchase the vessels.

b/

Operating leases

Future minimum lease payments under non-cancelable operating leases are shown in Note 31a – Off balance sheet commitments.

Future minimum sublease rentals income expected to be received under non-cancelable operating subleases were € 163 million at December 3, 1, 2008 (€ 180 million at December 31, 2007 and € 202 million at December 31, 2006).

Lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(in millions of euros)	2008	2007	2006
Lease payments – minimum	211	204	121
Lease payments – conditional	38	37	37
Sublease rental income	(27)	(22)	(14)
TOTAL RECOGNIZED IN THE INCOME STATEMENT	222	219	144

NOTE 16 SHARE IN NET ASSETS OF EQUITY AFFILIATES AND JOINT VENTURES

a/

Share in net assets of equity affiliates

(in millions of euros)	Percentage owned			Value
	2008	2007	2006	2008	2007	2006
Thales (1)	-	20.80%	9.5%	-	1,200	372
Draka Comteq BV (3)	-	-	49.9%	-	-	117
2Wire (2)	26.7%	26.7%	27.5%	39	62	82
Other (less than € 50 million each)	-	-	-	74	90	111
SHARE IN NET ASSETS OF EQUITY AFFILIATES				113	1,352	682

(1)

Although historical Alcatel owned only 9.5% in Thales before the increase of our ownership resulting from the contribution of our railway transport systems business and our critical integration systems business that occurred during the first quarter of 2007, we were nevertheless the largest private shareholder of this group, with three seats on Thales’ Board of Directors and therefore had a significant influence on this company. Our stake in Thales was accordingly accounted for using the equity method in 2006. Following the contribution of our railway transport systems and our critical integration systems business to Thales on January 5, 2007, Alcatel-Lucent’s stake in Thales increased to 20.95% (20.90% in voting rights). Subsequently, due to various capital increases that occurred in 2007, our stake at December 31, 2007 was 20.80% (21.05% in voting rights).

Following the definitive agreement announced as of December 19, 2008 to sell our stake in Thales to Dassault Aviation, our shares were reclassified from net assets in equity affiliates to assets held for sale at this date.

The Group’s share of net income (loss) accounted for in 2006 was based on Thales’ results for the second half of 2005, the first half of 2006 and an estimation of the second half of 2006.

The Group’s share of net income (loss) of equity affiliates accounted for in 2007 is based on Thales’ results for 2007 adjusted for the purchase price allocation entries. The purchase price allocation of the additional shares, received by Alcatel-Lucent in the first quarter of 2007, created additional goodwill of € 402 million.

The Group’s share of net income (loss) of equity affiliates accounted for in 2008 is based on Thales’ results for 2008 adjusted for the purchase price allocation entries.

(2)

During the first quarter of 2006, Alcatel acquired a 27.5% stake in 2Wire (see Note 3).

(3)

During the last quarter of 2007, Alcatel-Lucent sold its 49.9% stake in Draka Comteq BV (see Note 3)

Alcatel-Lucent - 2008 annual report on form 20-F - 198

Back to Contents

Alcatel-Lucent’s share in the market capitalization of listed equity affiliates at December 31 was as follows:

(in millions of euros)	2008	2007	2006
Thales	-	1,681	615

b/

Change in share of net assets of equity affiliates

(in millions of euros)	2008	2007	2006
CARRYING AMOUNT AT JANUARY 1	1,352	682	606
Change in perimeter of equity affiliates (1)	(18)	629	82
Share of net income (loss) (2)	96	110	22
Net effect of exchange rate changes	4	(10)	(15)
Reclassification to assets held for sale (Thales shares)	(1,303)	-	-
Other changes	(18)	(59)	(13)
CARRYING AMOUNT AT DECEMBER 31	113	1,352	682

(1)

Of which € 757 million accounted for in 2007 relates to the contribution of our railway transport systems business and critical integration systems business to Thales and the resulting increase of our ownership in this entity and € (120) million accounted for in 2007 relates to the disposal of Draka Comteq BV.

(2)

Including respectively € 3 million and € 8 million of impairment losses in 2007 and 2006 relating to equity affiliate goodwill (see Note 7).

c/

Summarized financial information for equity affiliates

Summarized financial information for Thales:

(in millions of euros)	December 31, 2008 (2)	December 31, 2007 (1)	December 31, 2006
Balance sheet
Non-current assets	-	6,817	4,164
Current assets	-	10,879	10,858
TOTAL ASSETS	-	17,696	15,022
Shareholders’ equity	-	3,884	2,294
Non-current liabilities	-	2,867	2,720
Current liabilities	-	10,945	10,008
TOTAL LIABILITIES	-	17,696	15,022
Income statement
Revenues	(2)	12,296	10,264
Income (loss) from operating activities	(2)	1,020	576
Net income (loss) attributable to equity holders of the parent(1)	(2)	887	388

(1)

The share of net income (loss) of equity affiliates related to Thales was computed based upon a preliminary estimated net income of Thales of approximately € 800 million. Consolidated results of Alcatel-Lucent were authorized for publication by our Board on February 7, 2008, Thales’ results were authorized for publication by Thales’ board held on March 6, 2008.

(2)

The share of net income (loss) of equity affiliates related to Thales was computed based upon a preliminary estimated net income of Thales. Information related to Thales are not yet published.

Aggregated financial information for other equity affiliates as if those entities were fully consolidated

(in millions of euros)	2008	2007 (1)	2006
Total assets	932	907	1,389
Liabilities (excluding shareholders’ equity)	678	497	699
Shareholders’ equity	254	410	690
Revenues	572	646	1,148
NET INCOME (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(41)	(53)	(59)
(1) 2007 aggregated financial information excludes information for Draka Comteq since Alcatel-Lucent sold its interest in this equity affiliate during the fourth quarter of 2007 (see Note 3).

Alcatel-Lucent - 2008 annual report on form 20-F - 199

Back to Contents

d/

Aggregated financial information for joint ventures

Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alda Marine in 2008 and 2007 and Alcatel Alenia Space, Telespazio, Evolium and Alda Marine in 2006) was as follows:

Balance sheet data (in millions of euros)	2008	2007	2006 (1)
Non-current assets	38	41	57
Current assets	6	7	1,723
Shareholders’ equity	-	-	776
Other non-current liabilities	-	-	-
Current liabilities	44	48	1,004

(1)

Aggregated financial information for Alcatel Alenia Space and Telespazio for 2006 was reported as assets held for sale (included in current assets) and liabilities related to disposal groups held for sale (included in current liabilities) (see Notes 3 and 10).

Income statement data (in millions of euros)	2008	2007	2006
Revenues	-	-	-
Cost of sales	5	5	28
Income (loss) from operating activities before restructuring, impairment of intangible assets and capital gain on disposal of consolidated entities	5	4	21
Income (loss) from discontinued operations (1)	-	(3)	39
NET INCOME (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	-	(3)	56

Cash flow statement data(in millions of euros)
Net cash provided (used) by operating activities	6	7	28
Net cash provided (used) by investing activities	-	(1)	(26)
Net cash provided (used) by financing activities	(2)	(2)	(3)
Net cash provided (used) by operating activities of discontinued operations (1)	-	(71)	134
Net cash provided (used) by investing activities of discontinued operations (1)	-	(18)	(26)
Net cash provided (used) by financing activities of discontinued operations (1)	-	44	(110)

(1)

Aggregated financial information for Alcatel Alenia Space and Telespazio only relates to full year 2006 and to the first three months of 2007. Such financial information has been reported as discontinued operations (see Note 3 and Note 10).

NOTE 17 FINANCIAL ASSETS

(in millions of euros)	2008			2007			2006
	Other non-current financial assets (1)	Marketable securities (2)	Total	Other non-current financial assets	Marketable securities (2)	Total	Other non-current financial assets	Marketable securities (2)	Total
Financial assets available for sale	585	253	838	549	261	810	674	1,122	1,796
Financial assets at fair value through profit or loss		653	653		633	633		820	820
Financial assets at amortized cost	111		111	155		155	129		129
TOTAL	696	906	1,602	704	894	1,598	803	1,942	2,745

(1)

Of which € 301 million matures within one year.

Of which € 42 million of financial assets at amortized cost represented a loan to one of our joint venturers.

(2)

Of which € 0 million is non-current and € 906 million is current as of December 31, 2008 (€ 0 million and € 794 million respectively as of December 31, 2007 and € 697 million and € 1,245 million as of December 31, 2006).

Alcatel-Lucent - 2008 annual report on form 20-F - 200

Back to Contents

No financial asset is considered as being held to maturity.

The main other non-current financial asset is the restricted cash held in the context of the Winstar litigation (refer to Note 34 g) equal to € 236 million as of December 31, 2008.

The cumulated fair value changes of financial assets available for sale represented a potential gain as of December 31, 2008 of € 65 million that was booked directly in equity.

a/

Financial assets available for sale

(in millions of euros)	2008			2007			2006
	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
NET CARRYING AMOUNT AT JANUARY 1	549	261	810	674	1,122	1,796	122	-	122
Additions/(disposals)	(9)	19	10	(44)	(834)	(878)	18	(556)	(538)
Fair value changes	(8)	(30)	(38)	12	8	20	26	10	36
Impairment losses (1)	(12)	(2)	(14)	(16)	-	(16)	(4)	-	(4)
Change in consolidation group	-	-	-	(18)	-	(18)	448	1,423	1,871
Other changes (2)	65	5	70	(59)	(35)	(94)	64	245	309
NET CARRYING AMOUNT AT DECEMBER 31	585	253	838	549	261	810	674	1,122	1,796
Of which:
• at fair value (3)	79	199	278	48	257	305	54	1,115	1,169
• at cost	506	54	560	501	4	505	620	7	627

(1)

Included in the amounts reported in Note 7

(2)

Of which € 232 million is reclassified from marketable securities at fair value through profit and loss to marketable securities available for sale category due to the amendment of IAS 39 related to the fair value option in 2006 (see Note 1u).

(3)

Fair value is generally determined by reference to published price quotations in an active market with limited exceptions for other non-current financial assets for which other valuation techniques have been used.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at amortized cost, if no reliable fair value exists.

(in millions of euros)	2008	2007	2006
Fair value changes:
Fair value changes recognized directly in shareholders’ equity	(38)	47	36
Changes resulting from gains (losses) previously recognized in shareholders’ equity now recognized in net income (loss) due to disposals (1)	-	(27)	-
(1) Relates to the disposal of Avanex in 2007.

b/

Financial assets at fair value through profit or loss

(in millions of euros)	2008	2007	2006
NET CARRYING AMOUNT AT JANUARY 1	633	820	640
Additions/(disposals)	(44)	(181)	431
Fair value changes	19	2	2
Impairment losses	-	-	-
Other changes (1)	45	(8)	(253)
NET CARRYING AMOUNT AT DECEMBER 31	653	633	820
(1) Of which € 232 million is reclassified to marketable securities available for sale due to the amendment of IAS 39 related to the fair value option (see Note 1u).

Alcatel-Lucent - 2008 annual report on form 20-F - 201

Back to Contents

c/

Financial assets at amortized cost

(in millions of euros)	2008	2007	2006
NET CARRYING AMOUNT AT JANUARY 1	155	129	184
Additions/(disposals)	(26)	32	(44)
Impairment losses (1)	-	-	-
Change in consolidation group	-	-	(9)
Other changes (reclassifications)	(18)	(6)	(2)
NET CARRYING AMOUNT AT DECEMBER 31	111	155	129
(1) Included in the amounts reported in Note 7.

NOTE 18 OPERATING WORKING CAPITAL

Operating working capital

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Inventories and work in progress, net	2,196	2,235	2,259
Trade receivables and related accounts, net	4,330	4,163	3,877
Advances and progress payments	99	110	87
Customers’ deposits and advances	(929)	(847)	(778)
Trade payables and related accounts	(4,571)	(4,514)	(4,027)
Amounts due from customers on construction contracts	495	704	615
Amounts due to customers on construction contracts	(188)	(407)	(273)
OPERATING WORKING CAPITAL, NET	1,432	1,444	1,760

Analysis of amounts due from/to customers on construction contracts (in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Amounts due from customers on construction contracts	495	704	615
Amounts due to customers on construction contracts	(188)	(407)	(273)
TOTAL	307	297	342
Work in progress on construction contracts, gross	219	272	347
Work in progress on construction contracts, depreciation	(25)	(42)	(23)
Customer receivables on construction contracts	363	438	299
Advance payments received on construction contracts	(64)	(224)	(211)
Product sales reserves – construction contracts	(186)	(147)	(70)
TOTAL	307	297	342

Alcatel-Lucent - 2008 annual report on form 20-F - 202

Back to Contents

(in millions of euros)	December 31, 2007	Cash flow	Change in consolidated companies	Translation adjustments and other	December 31, 2008
Inventories and work in progress (1)	2,979	88	1	(24)	3,044
Trade receivables and related accounts (1)	4,788	(109)	17	204	4,900
Advances and progress payments	110	(9)	(7)	5	99
Customers’ deposits and advances (1)	(1,071)	64	(17)	31	(993)
Trade payables and related accounts	(4,514)	(4)	(8)	(45)	(4,571)
OPERATING WORKING CAPITAL, GROSS	2,292	30	(14)	171	2,479
Product sales reserves – construction contracts (1)	(147)			(39)	(186)
Cumulated valuation allowances	(701)			(160)	(861)
OPERATING WORKING CAPITAL, NET	1,444	30	(14)	(28)	1,432
(1) Including amounts relating to construction contracts presented in the balance sheet caption “amounts due from/to customers on construction contracts”.

Receivables sold without recourse

Balances (in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Outstanding amounts of receivables sold without recourse (1)	830	877	978
(1) Without recourse in case of payment default by the debtor. See accounting policies in Note 1s.

Changes in receivables sold without recourse

(in millions of euros)	2008	2007	2006
Impact on cash flows from operating activities	(47)	(101)	(21)

NOTE 19 INVENTORIES AND WORK IN PROGRESS

a/

Analysis of net value

(in millions of euros)	2008	2007	2006
Raw materials and goods	649	564	542
Work in progress excluding construction contracts	972	958	752
Finished products	1,204	1,185	1,320
GROSS VALUE (EXCLUDING CONSTRUCTION CONTRACTS)	2,825	2,707	2,614
Valuation allowance	(629)	(472)	(355)
NET VALUE (EXCLUDING CONSTRUCTION CONTRACTS)	2,196	2,235	2,259
Work in progress on construction contracts, gross (1)	219	272	347
Valuation allowance (1)	(25)	(42)	(23)
WORK IN PROGRESS ON CONSTRUCTION CONTRACTS, NET	194	230	324
TOTAL, NET	2,390	2,465	2,583
(1) Included in the amounts due from/to customers on construction contracts.

b/

Change in valuation allowance

(in millions of euros)	2008	2007	2006
AT JANUARY 1	(514)	(378)	(423)
(Additions)/ reversals	(285)	(186)	(77)
Utilization	69	38	54
Changes in consolidation group	-	-	54
Net effect of exchange rate changes and other changes	(75)	12	14
AT DECEMBER 31	(654)	(514)	(378)

Alcatel-Lucent - 2008 annual report on form 20-F - 203

Back to Contents

NOTE 20 TRADE RECEIVABLES AND RELATED ACCOUNTS

(in millions of euros)	2008	2007	2006
Receivables bearing interest	202	263	296
Other trade receivables	4,335	4,087	3,773
GROSS VALUE - (EXCLUDING CONSTRUCTION CONTRACTS)	4,537	4,350	4,069
Accumulated impairment losses	(207)	(187)	(192)
NET VALUE - (EXCLUDING CONSTRUCTION CONTRACTS)	4,330	4,163	3,877
Accrued receivables on construction contracts (1)	363	438	299
TOTAL, NET	4,693	4,601	4,176
Of which due after one year on the “Net value – (excluding construction contracts)”	41	54	7
(1) Included in the amounts due from/to customers on construction contracts.

Alcatel-Lucent - 2008 annual report on form 20-F - 204

Back to Contents

NOTE 21 OTHER ASSETS AND LIABILITIES

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Other assets
Other current assets	1,395	1,117	1,006
Other non-current assets	650	389	203
TOTAL	2,045	1,506	1,209
Of which:
• Currency derivatives	185	203	101
• Interest-rate derivatives - hedging	72	19	36
• Interest-rate derivatives – other	379	198	80
• Commodities derivatives	-	-	-
• Other tax receivables	662	435	304
• Other current and non-current assets	747	651	688
Other liabilities
Other current liabilities	2,293	1,966	1,934
Other non-current liabilities	443	366	276
TOTAL	2,736	2,332	2,210
Of which:
• Currency derivatives	339	128	71
• Interest-rate derivatives - hedging	1	16	10
• Interest-rate derivatives – other	381	197	75
• Commodities derivatives	7	-	-
• Other tax payables	331	317	240
• Accrued wages and social charges	968	1,015	1,077
• Other current and non-current liabilities	709	659	737

NOTE 22 ALLOCATION OF 2007 NET INCOME (LOSS)

Our Board of Directors will propose to the Annual Shareholders’ Meeting to be held on May 29, 2009 not to distribute any dividend for the year ended December 31, 2008 (distributions in previous years: no dividend for the year 2007, a dividend of € 0.16 per share and € 370 million, in the aggregate, was distributed for fiscal 2006).

Alcatel-Lucent - 2008 annual report on form 20-F - 205

Back to Contents

NOTE 23 SHAREHOLDERS’ EQUITY

a/

Number of shares comprising the capital stock

Number of shares	2008	2007	2006
Number of ordinary shares issued (share capital)	2,318,041,761	2,317,441,420	2,309,679,141
Treasury shares	(58,385,990)	(58,390,687)	(58,739,991) (1)
Number of shares in circulation	2,259,655,771	2,259,050,733	2,250,939,150
Weighting effect of share issues for stock options exercised and RSU vested	(514,960)	(2,920,222)	(512,996)
Weighting effect of treasury shares	34,159	(239,758)	(273,466)
Weighting effect of share issues in respect of business combinations	-	-	(801,152,032) (2)
NUMBER OF SHARES USED FOR CALCULATING BASIC EARNINGS PER SHARE	2,259,174,970	2,255,890,753	1,449,000,656

(1)

Alcatel-Lucent shares owned by Alcatel-Lucent and other consolidated subsidiaries include remaining exchangeable shares related to the Newbridge transaction and considered as issued for accounting purposes.

(2)

Business combination with Lucent.

b/

Capital increase program for employees with subscription stock option plan

Under a capital increase program for employees of the Group, approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at a price of € 50 per share (all Class A shares are now referred to as ordinary shares). Each share subscribed included the right to receive three options, each exercisable for one Class A share. 275,778 options were granted and were exercisable during the one-year period from July 1, 2004 until July 1, 2005 or from the end of the unavailability period set by Article 163 bis C of the General Tax Code (4 years from July 1, 2004), for the beneficiaries who were employees of a member of the Group whose registered office is located in France at the time the options were granted.

c/

Capital stock and additional paid-in capital

At December 31, 2008, the capital stock consisted of 2,318,041,761 ordinary shares of nominal value € 2 (2,317,441,420 ordinary shares of nominal value € 2 at December 31, 2007 and 2,309,679,141 ordinary shares of nominal value € 2 at December 31, 2006).

During 2008, increases in capital stock and additional paid-in capital amounted to € 5 million. These increases related to the following transactions:

•

issuance of 6,100 shares for € 0 million, as a result of the exercise of options and warrants (including additional paid-in capital of € 0 million);

•

conversion of 544,241 convertible bonds into Alcatel-Lucent shares generating a capital increase of € 5 million (including additional paid-in capital of € 4 million); and

•

redemption of 50,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of Spatial Wireless in 2004 to cover stock options, generating a capital increase of € 0 million (including additional paid-in capital of € 0 million).

During 2007, increases in capital stock and additional paid-in capital amounted to € 44 million. These increases related to the following transactions:

•

issuance of 2,755,287 shares for € 18 million, as a result of the exercise of options and warrants (including additional paid-in capital of € 13 million);

•

conversion of 4,506,992 convertible bonds into Alcatel-Lucent shares generating a capital increase of € 25 million (including additional paid-in capital of € 16 million);

•

redemption of 500,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of TiMetra Inc. in 2003 to cover stock options, generating a capital increase of € 4 million (including additional paid-in capital of € 3 million); and

•

other increases for € 4 million.

During 2006, increases in capital stock and additional paid-in capital amounted to € 8,942 million. These increases related to the following transactions:

•

issuance of 878,139,615 shares related to the business combination with Lucent for € 8,922 million (including additional paid-in capital of € 7,166 million);

•

issuance of 2,697,886 shares for € 20 million, as a result of the exercise of 2,697,886 options (including additional paid-in capital of € 11 million); and

•

redemption of 300,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of Spatial Wireless in 2004 to cover stock options, generating a capital increase of € 3 million (including additional paid-in capital of € 3 million).

In order to maintain or adjust the capital structure, the Group can adjust the amount of dividends paid to shareholders (see Note 22), or repurchase its own shares (see Note 23f) or issue new shares, or issue convertible bonds or similar instruments (see Note 24).

The Group is not party to any contract restricting the issuance of additional equity.

d/

Stock options

At December 31, 2008, stock option plans (excluding Lucent derived plans) were as follows, however only part of the outstanding stock options are in the scope of IFRS 2 (see Note 25e):

Alcatel-Lucent - 2008 annual report on form 20-F - 206

Back to Contents

(in number of options)	1999-2000 U.S. Plans	2000 Plans
Exercise price	U.S. $ 21.40-U.S. $ 84.88	€ 48.00	€ 65.00	€ 64.00
Exercise period
From		04/01/0304/01/05	12/13/0312/13/05	12/13/0112/13/04
To		12/31/0512/31/07	12/31/0512/31/07	12/12/0812/12/08
Granted		-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 1998	-	-	-	-
Granted	7,866,630		-	-
Exercised	-	-	-	-
Forfeited	(143,650)	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 1999	7,722,980	-	-	-
Granted	19,407,838	15,239,250	1,235,500	306,700
Exercised	(393,296)	(10,000)	-	-
Forfeited	(3,060,818)	(923,120)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2000	23,676,704	14,306,130	1,235,500	306,700
Exercised	(261,205)	(3,000)	-	-
Forfeited	(3,327,376)	(161,500)	(130,150)	(3,600)
Expired	-	-	-	-
Outstanding at December 31, 2001	20,088,123	14,141,630	1,105,350	303,100
Exercised	-	-	-	-,
Forfeited	(3,871,401)	(581,075)	(40,000)	(5,100)
Expired	-	-	-	-
Outstanding at December 31, 2002	16,216,722	13,560,555	1,065,350	298,000
Exercised	-	-	-	-
Forfeited	(2,797,641)	(320,500)	(32,500)	(86,421)
Expired	-	-	-	-
Outstanding at December 31, 2003	13,419,081	13,240,055	1,032,850	211,579
Exercised	-	-	-	-
Forfeited	(2,276,230)	(174,000)	(11,000)	(3,838)
Expired	-	-	-	-
Outstanding at December 31, 2004	11,142,851	13,066,055	1,021,850	207,741
Exercised	-	-	-	-
Forfeited	(476 095)	(203,750)	(18,000)	(10,241)
Expired	(608 141)	-	-	-
Outstanding at December 31, 2005	10,058,615	12,862,305	1,003,850	197,500
Exercised	-	-	-	-
Forfeited	-	(51,000)	(9,500)	(1,500)
Expired	(1,225,128)	(5,182,500)	(448,500)	-
Outstanding at December 31, 2006	8,833,487	7,628,805	545,850	196,000
Exercised	-	-	-	-
Forfeited	-	(95,500)	(500)	-
Expired	(604,010)	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	8,229,477	7,533,305	545,350	196,000
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(588,006)	7,533,305	545,350	196,000
OUTSTANDING AT DECEMBER 31, 2008	7,641,471	-	-	-

Alcatel-Lucent - 2008 annual report on form 20-F - 207

Back to Contents

(in number of options)	2001 Plans
Exercise price	€ 50.00	€ 41.00	€ 39.00	€ 32.00	€ 19.00	€ 9.00	€ 20.80	€ 9.30
Exercise period
From	03/07/02 03/07/05	04/02/02	04/02/02	06/15/02 06/15/05	09/03/02 09/03/05	11/15/02 11/15/05	12/19/02 12/19/05	12/19/02 12/19/05
To	03/06/09 03/06/09	04/01/09	04/01/09	06/14/09 06/14/09	09/02/09 09/02/09	11/14/09 11/14/09	12/18/09 12/18/09	12/18/09 12/18/09
Granted	37,668,588	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,075,160)	(7,050)	-	(19,350)	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2001	36,5,93,428	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,271,749)	(5,500)	-	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	35,321,679	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600
Exercised	-	-	-	-	-	-	-	(64,444)
Forfeited	(6,345,632)	(24,050)	-	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	28,976,047	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406
Exercised	-	-	-	-	-	(3,000)	-	(42,574)
Forfeited	(1,047,721)	-	-	(33,484)	(8,800)		(2,539,840)	(13,326)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	27,928,326	12,250	2,500	783,621	106,050	106,000	20,531,141	339,506
Exercised	-	-	-	-	-	-	-	(2,500)
Forfeited	(806,956)	-	-	(15,981)	(2,250)	-	(1,547,776)	(101)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	27,121,370	12,250	2,500	767,640	103,800	106,000	18,983,365	336,905
Exercised	-	-	-	-	-	(24,000)	-	(149,967)
Forfeited	(623,065)	-	-	(22,590)	(8,000)	-	(3,606,350)	(77,837)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	26,498,305	12,250	2,500	745,050	95,800	82,000	15,377,015	109,101
Exercised	-	-	-	-	-	-	-	(6,500)
Forfeited	(987,543)	(6,250)	-	(27,600)	(1,750)	-	(1,885,430)	(7,400)
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	25,510,762	6,000	2,500	717,450	94,050	82,000	13,491,585	95,201
Exercised	-	-	-	-	-	-	-	-
Forfeited	(425,160)	-	-	(14,010)	-	-	(922,695)	2,900
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	25,085,602	6,000	2,500	703,440	94,050	82,000	12,568,890	92,301

Alcatel-Lucent - 2008 annual report on form 20-F - 208

Back to Contents

(in number of options)	2002 Plans
Exercise price	€ 17.20	€ 16.90	€ 14.40	€ 13.30	€ 5.20	€ 3.20	€ 4.60	€ 5.40
Exercise period
From	15/02/03 15/02/06	02/04/03	13/05/03 13/05/06	03/06/03 03/06/06	02/09/03 02/09/06	07/10/03 07/10/06	14/11/03 14/11/06	02/12/03 02/12/06
To	14/02/10 14/02/10	01/04/10	12/05/10 12/05/10	02/06/10 02/06/10	01/06/10 01/06/10	06/10/10 06/10/10	13/11/10 13/11/10	01/12/10 01/12/10
Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	-	-	-	-	-	-	-	-
Forfeited	(14,250)	(1,000)	-	(17,660)	(64,250)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050
Exercised	-	-	-	-	(32,182)	(853)	(3,375)	-
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800
Exercised	-	-	-	-	(204,147)	(3,165)	(20,838)	(3,562)
Forfeited	(5,578)	(6,000)	(4,469)	(5,771)	(60,849)	(3,885)	(7,294)	(2,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	83,367	35,750	44,581	243,479	654,390	13,459	75,993	38,238
Exercised	-	-	-	-	(228,445)	(3,000)	(25,873)	(15,685)
Forfeited	(10,537)	(1,000)	(3,281)	(11,500)	(15,544)	-	-	(10,918)
Expired	-	-	-	-	-	-	-	-
Adjustments	-	-	-	-	-	-	1,104	-
Outstanding at December 31, 2005	72,830	34,750	41,300	231,979	410,401	10,459	51,224	11,635
Exercised	-	-	-	-	(159,016)	(1,649)	(23,524)	-
Forfeited	(18,250)	(7,500)	(4,000)	(4,479)	(5,063)	(251)	(968)	(480)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	54,580	27,250	37,300	227,500	246,322	8,559	26,732	11,155
Exercised	-	-	-	-	(32,400)	-	(6,814)	(1,355)
Forfeited	(5,000)	-	(1,500)	(31,000)	(8,054)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	49,580	27,250	35,800	196,500	205,868	8,559	19,918	9,800
Exercised	-	-	-	-	-	(850)	-	-
Forfeited	(12,000)	-	(7,500)	(4,000)	(20,180)	-	-	-
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	37,580	27,250	28,300	192,500	185,688	7,709	19,918	9,800

Alcatel-Lucent - 2008 annual report on form 20-F - 209

Back to Contents

(in number of options)	2003 Plans
Exercise price	€ 6.70	€ 6.70	€ 7.60	€ 8.10	€ 9.30	€ 10.90	€ 11.20	€ 11.10
Exercise period
From	03/07/04 03/07/07	07/01/06 07/01/07	06/18/04 06/18/07	07/01/04 07/01/07	09/01/04 09/01/07	10/01/04 10/01/07	11/14/04 11/14/07	12/01/04 12/01/07
To	03/06/11 03/06/11	06/30/07 06/30/08	06/17/11 06/17/11	06/30/11 06/30/11	08/31/11 08/31/11	09/30/11 09/30/11	11/13/11 11/13/11	11/30/11 11/30/11
Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	-	-	-	-	-	-
Forfeited	(1,583,230)	(17,193)	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(1,221,749)	(111)	(6,944)	(473)	(1,603)	-	-	(562)
Forfeited	(1,142,822)	(605)	(31,654)	(23,951)	(6,300)	(29,376)	(2,000)	(37,300)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	21,671,314	809,411	299,602	29,526	141,497	71,974	61,600	163,988
Exercised	(1,566,542)	(147)	(10,746)	(1,842)	(833)	-	-	-
Forfeited	(477,617)	(467)	(10,378)	(5,434)	(2,735)	(10,291)	(1,500)	(29,501)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	19,627,155	808,797	278,478	22,250	137,929	61,683	60,100	134,487
Exercised	(2,097,255)	(14,658)	(24,573)	(9,154)	(2,062)	(906)	-	(7,660)
Forfeited	(362,806)	(317)	(4,164)	(1,001)	(7,641)	(4,594)	(49,500)	(34,616)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	17,167,094	793,822	249,741	12,095	128,226	56,183	10,600	92,211
Exercised	(2,335,784)	(175,884)	(17,098)	(4,399)	-	-	-	-
Forfeited	(428,652)	(257,203)	(4,378)	(2,695)	(4,763)	(4,865)	(2,000)	(17,000)
Expired	-	(34,358)	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	14,402,658	326,377	228,265	5,001	123,463	51,318	8,600	75,211
Exercised	(100)	(150)	-	-	-	-	-	-
Forfeited	(2,160,900)	(9,096)	(14,813)	-	(2,100)	(3,000)	(1,300)	(9,973)
Expired	-	(317,131)	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	12,241,658	-	213,452	5,001	121,363	48,318	7,300	65,238

Alcatel-Lucent - 2008 annual report on form 20-F - 210

Back to Contents

(in number of options)	2004 Plans
Exercise price	€ 13.20	€ 13.10	€ 12.80	€ 11.70	€ 9.90	€ 9.80	€ 11.20	€ 11.90
Exercise period
From	03/10/05 03/10/08	04/01/05 04/01/08	05/17/05 05/17/08	07/01/05 07/01/08	09/01/05 09/01/08	10/01/05 10/01/08	11/12/05 11/12/08	12/01/05 12/01/08
To	03/09/12 03/09/12	03/31/12 03/31/12	05/16/12 05/16/12	06/30/12 06/30/12	08/31/12 08/31/12	09/30/12 09/30/12	11/11/12 11/11/12	11/30/12 11/30/12
Granted	18,094,315	48,100	65,100	313,450	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	-	-	-
Forfeited	(724,065)	(7,350)	(2,550)	(13,500)	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	17,370,250	40,750	62,550	299,950	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	(300)	-	-
Forfeited	(1,017,737)	(11,292)	(6,050)	(22,450)	(1,300)	(27,700)	(800)	(5,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	16,352,513	29,458	56,500	277,500	37,150	193,300	68,800	37,900
Exercised	(700)	-	-	(2,399)	(822)	(11,330)	-	-
Forfeited	(1,131,200)	(3,467)	(3,750)	(10,638)	(5,778)	(44,297)	(6,100)	(1,938)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	15,220,613	25,991	52,750	264,463	30,550	137,673	62,700	35,962
Exercised	-	-	-	-	-	(7,148)	-	-
Forfeited	(1,070,056)	(5,191)	(3,000)	(60,462)	(1,000)	(28,757)	(30,000)	(2,162)
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	14,150,557	20,800	49,250	204,001	29,550	101,768	32,700	33,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(927,741)	(3,000)	(4,349)	(6,051)	(500)	(11,979)	(6,000)	-
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	13,222,816	17,800	44,901	197,950	29,050	89,789	26,700	33,800

Alcatel-Lucent - 2008 annual report on form 20-F - 211

Back to Contents

(in number of options)	2005 Plans
Exercise price	€ 11.41	€ 10.00	€ 8.80	€ 9.80	€ 10.20
Exercise period
From	01/03/06 01/03/09	03/10/06 03/10/09	06/01/06 06/01/09	09/01/06 09/01/09	11/14/06 11/14/09
To	01/02/13 01/02/13	03/09/13 03/09/13	05/31/13 05/31/13	08/31/13 08/31/13	11/13/13 11/13/13
Granted	497,500	16,756,690	223,900	72,150	54,700
Exercised	-	-	-	-	-
Forfeited	(17,400)	(707,210)	(8,800)	-	-
Expired	-	-	-	-	-
Outstanding at December 31, 2005	480,100	16,049,480	215,100	72,150	54,700
Exercised	(7,558)	(158,438)	(965)	-	(1,250)
Forfeited	(61,087)	(654,528)	(27,243)	(7,100)	(8,350)
Expired	-	-	-	-	-
Outstanding at December 31, 2006	411,455	15,236,514	186,892	65,050	45,100
Exercised	-	(133,932)	(6,611)	-	-
Forfeited	(40,427)	(1,080,029)	(32,480)	(5,900)	(4,600)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	371,028	14,022,553	147,801	59,150	40,500
Exercised	-	-	-	-	-
Forfeited	(10,671)	(912,558)	(8,720)	(2,638)	(9,000)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	360,357	13,109,995	139,081	56,512	31,500

(in number of options)	2006 Plans
Exercise price	€ 11.70	€ 12.00	€ 9.30	€ 10.40
Exercise period
From	03/08/07 03/08/10	05/15/07 05/15/10	08/16/07 08/16/10	11/08/07 11/08/07
To	03/07/14 03/07/14	05/14/14 05/14/14	08/15/14 08/15/14	11/07/14 11/07/14
Granted	17,009,320	122,850	337,200	121,100
Exercised	-	-	-	-
Forfeited	(482,130)	(7,100,)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2006	16,527,190	115,750	337,200	121,100
Exercised	-	-	-	-
Forfeited	(1,272,052)	(11,288)	(42,180)	(19,500)
Expired	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	15,255,138	104,462	295,020	101,600
Exercised	-	-	-	-
Forfeited	(1,083,347)	(3,468)	(8,770)	(5,000)
Expired	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	14,171,791	100,994	286,250	96,600

Alcatel-Lucent - 2008 annual report on form 20-F - 212

Back to Contents

(in number of options)	2007 Plans
Exercise price	€ 10.00	€ 9.10	€ 9.00	€ 6.30
Exercise period
From	03/11/08 03/11/11	03/28/08 03/28/11	08/16/08 08/16/11	11/15/08 11/15/08
To	03/10/15 03/10/15	03/27/15 03/27/15	08/15/15 08/15/15	11/14/15 11/14/15
Granted	204,584	40,078,421	339,570	294,300
Exercised	-	-	-	-
Forfeited	(17,500)	(1,349,135)	-	-
Expired	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	187,084	38,729,286	339,570	294,300
Exercised	-	-	-	-
Forfeited	(17,373)	(3,822,248)	(42,417)	(80,000)
Expired	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	169,711	34,907,038	297,153	214,300

(in number of options)	2008 Plans
Exercise price	€ 3.80	€ 3.80	€ 4.40	€ 3.90	€ 2.00
Exercise period
From	03/25/09 03/25/12	04/04/09 04/04/12	07/01/09 07/01/12	09/17/09 09/17/12	12/31/09 12/31/12
To	03/24/16 03/24/16	04/03/16 04/03/16	06/30/16 06/30/16	09/16/16 09/16/16	12/30/16 12/30/16
Granted	47,987,716	800,000	223,700	250,000	2,052,400
Exercised	(5,000)	-	-	-	-
Forfeited	(2,543,315)	-	-	-	-
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	45,439,401	800,000	223,700	250,000	2,052,400

The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel-Lucent shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).

The following table sets forth the U.S. and Canadian companies (other than Lucent) that issued these plans, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2008, the weighted average exercise price and the weighted average exercise period.

Company	Exercise price	Outstanding options			Exercisable options
		Number outstanding at December 31, 2008 (1)	Weighted Remaining exercise period(years)	Weighted average exercise price	Number exercisable at December 31, 2008 (1)	Weighted average exercise price
Xylan	U.S. $ 7.07-U.S. $ 15.24	263,232	0.12	U.S. $ 14.37	263,232	U.S. $ 14.37
Internet Devices Inc	U.S. $ 0.65-U.S. $ 1.17	13,575	0.38	U.S. $ 1.17	13,575	U.S. $ 1.17
Genesys	U.S. $ 2.99-U.S. $ 40.67	1,496,029	0.69	U.S. $ 26.42	1,496,029	U.S. $ 26.42
Astral Point	€ 9.95-€ 58.71	25,917	2.32	€ 25.21	25,917	€ 25.21
Telera	€ 0.43-€ 6.36	107,159	1.79	€ 4.93	107,159	€ 4.93
iMagic TV	€ 5.47-€ 17.94	3,557	0.14	€ 5.47	3,557	€ 5.47
TiMetra	€ 0.53-€ 7.97	1,158,423	4.13	€ 6.47	1,158,423	€ 6.47
Spatial Wireless	€ 0.24-€ 9.10	358,619	5.13	€ 4.21	358,619	€ 4.21
TOTAL NUMBER OF OPTIONS		3,426,511			3,426,511
(1) In number of Alcatel-Lucent shares.

Alcatel-Lucent - 2008 annual report on form 20-F - 213

Back to Contents

Except in the case of Astral Point, Telera, iMagic TV, TiMetra and Spatial Wireless, upon exercise, Alcatel-Lucent will not issue new ADSs (or, consequently, shares); the options set forth in the above table for Packet Engines, Xylan, Internet Devices, DSC and Genesys entitle the holders to purchase existing ADSs held by Group subsidiaries.

Former Lucent stock-based awards

As indicated in the business combination agreement with Lucent, each outstanding option to purchase shares granted under Lucent’s compensation or benefit plans or agreements pursuant to which shares may be issued (excluding the Lucent 2001 employee stock purchase plan), whether vested or not vested, was converted into a right to acquire the number of Alcatel-Lucent ordinary shares determined by applying the exchange ratio used in the transaction. The exercise price is equal to the product of (a) the quotient of (i) the U.S. dollar exercise price per share otherwise purchasable pursuant to such Lucent stock option, divided by (ii) the exchange ratio, multiplied by (b) the euro exchange rate of € 1.22.

Stock option activity for former Lucent plans is as follows:

(in number of options)	Former Lucent plans
Exercise price	€ 9.35	€ 10.89	€ 15.28	€ 12.40	€ 5.49	€ 6.88
Exercise period
From	11/01/07	12/01/06	12/01/06	12/01/06	12/01/06	12/01/06
To	10/31/13	11/30/12	11/30/11	11/30/10	12/15/09	11/24/08
Outstanding at December 1, 2006	6,088,483	4,576,237	8,010,525	7,658,168	5,328,118	9,205,331
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(73,030)	(21,892)	(19,751)	(12,200)	(7,243)	(13,966)
Outstanding at December 31, 2006	6,015,453	4,554,345	7,990,774	7,645,968	5,320,875	9,191,365
Exercised	(11,636)	(9,738)	-	-	(847,800)	(2,792,464)
Forfeited	(1,195,101)	(418,932)	(696,150)	(657,127)	(121,400)	-
Expired	-	-	-	-	-	(6,360,315)
OUTSTANDING AT DECEMBER 31, 2007	4,808,716	4,125,675	7,294,624	6,988,841	4,351,675	38,586
Exercised	-	-	-	-	-	-
Forfeited	(1,098,706)	(670,857)	(829,853)	(800,785)	(341,060)	-
Expired	-	-	-	-	-	(38,586)
OUTSTANDING AT DECEMBER 31, 2008	3,710,010	3,454,818	6,464,771	6,188,056	4,010,615	-

(in number of options)	Former Lucent plans
Exercise price	€ 61.93	€ 224.93	€ 0.28 to 10.00	€ 10.01 to 20.00	€ 20.01 and more
Exercise period
From	12/01/06	12/01/06	12/01/06	12/01/06	12/01/06
To	12/25/10	05/31/10	12/03/06	12/01/06	12/01/06
			05/03/14	12/01/14	01/05/12
Outstanding at December 1, 2006	1,484,527	1,260,610	1,392,124	662,880	10,776,344
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Expired	-	(150)	(3,804)	(35,117)	(64,652)
Outstanding at December 31, 2006	1,484,527	1,260,460	1,388,320	627,763	10,711,692
Exercised	-	-	(164,608)	-	-
Adjustment	-	-	-	126,355	(126,355)
Forfeited	(1,504)	(110,367)	(519,079)	-	(2,445,915)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	1,483,023	1,150,093	704,633	754,118	8,139,422
Exercised	-	-	(9,296)	-	-
Forfeited	(107,021)	(12,779)	(224,271)	(233,239)	(3,508,464)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	1,376,002	1,137,314	471,066	520,879	4,630,958

Alcatel-Lucent - 2008 annual report on form 20-F - 214

Back to Contents

Moreover, each unvested restricted stock unit granted under Lucent’s compensation or benefit plans or agreements was converted into the number of Alcatel-Lucent ordinary shares determined by applying the exchange ratio used in the transaction.

The following table summarizes unvested restricted stock unit activity:

(in number of stocks)	Former Lucent restricted unit activity
Unvested at December 1, 2006	1,684,575
Vested	(961)
Forfeited	(20,918)
Unvested at December 31, 2006	1,662,696
Vested	(679,998)
Forfeited	(69,366)
Unvested at December 31, 2007	913,332
Vested	(807,591)
Forfeited	(85,620)
Unvested at December 31, 2008	20,121

e/

Share-based payments

Only stock option plans established after November 7, 2002, and whose stock options were not yet fully vested at January 1, 2005, are restated according to IFRS 2 “Share-based Payment”. Those stock options that were fully vested at December 31, 2004 will not result in a charge due to the adoption of IFRS in subsequent accounting periods.

By simplification, for historical Alcatel plans, during the vesting period and as a result of employees leaving the Group, no option forfeitures are taken into account when determining compensation expense for stock options granted. During the vesting period and as a result of employees leaving the Group, the accounting impact of option forfeiture is recognized when the forfeiture is made. For options cancelled by forfeiture before the end of the vesting period, this can mean correcting the charge, recognized in prior accounting periods, in the period following the forfeiture.

During the vesting period, estimated annual forfeiture rates of 7% for Lucent plans and 5% for stock options granted by Alcatel-Lucent since March 2007 are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Options cancelled after the vesting period and options not exercised do not result in correcting charges previously recognized.

Fair value of options granted by historical Alcatel (prior to December 1, 2006) and by Alcatel-Lucent (after December 1, 2006)

The fair value of stock options is measured at grant date using the Cox-Ross-Rubinstein binomial model. This allows behavioral factors governing the exercise of stock options to be taken into consideration and to consider that all options will not be systematically exercised by the end of the exercise period. The expected volatility is determined as being the implied volatility at the grant date.

Assumptions for the plans representing more than 1,000,000 outstanding options related to historical Alcatel (before December 1, 2006) and Alcatel-Lucent (after December 1, 2006) are as follows:

•

expected volatility: 40% for the 2004 and 2005 plans, 32% for the March 2006 plan, 33% for the March 2007 plan and 45% for the March 2008 plan;

•

risk-free rate: 3.91% for the March 2004 plan, 3.50% for the March 2005 and the March 2006 plans, 4% for the March 2007 plan and 3.90% for the March 2008 Plan;

•

distribution rate on future income: 0% for the March 2004 and 2005 plans, 1% for March 2006 plan and 0.8% for later years.

Based on these assumptions, the fair values of historical Alcatel options (before December 1, 2006) and Alcatel-Lucent options (after December 1, 2006) used in the calculation of compensation expense for share-based payments are as follows:

•

March 2004 plan with an exercise price of € 13.20: fair value of € 5.06;

•

March 2005 plan with an exercise price of € 10.00: fair value of € 3.72;

•

March 2006 plans with an exercise price of € 11.70: fair value of € 3.77;

•

March 2007 plan with an exercise price of € 9.10: fair value of € 3.04;

•

March 2008 plan with an exercise price of € 3.80: fair value of € 1.50;

•

other plans have fair values between € 1.76 and € 4.90 and a weighted average fair value of € 3.37.

Lucent stock-based awards

The fair values were recalculated at November 30, 2006, the business combination date, with the following assumptions:

•

expected volatility: 26.20% to 32.37% depending on the remaining life of the options;

•

risk-free rate: 3.35% to 3.62% depending on the remaining life of the options;

•

distribution rate on future income: 0.8%.

The estimated fair value of outstanding stock awards as of November 30, 2006 amounts to € 133 million, consisting of € 96 million for vested options and € 37 million for unvested options.

Alcatel-Lucent - 2008 annual report on form 20-F - 215

Back to Contents

Impact on income (loss) from operating activities of share-based payments resulting from stock option, stock purchase plans and restricted stock and cash unit

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(in millions of euros)	2008	2007	2006
Compensation expense for share-based payments	89	102	63
Presented in the income statement:
• cost of sales	20	25	19
• administrative and selling expenses	40	47	28
• research and development costs	25	27	16
• restructuring costs	4	3	-
Of which equity settled	88	102	63
Of which cash settled	1	-	-

The entire expense recognized due to applying IFRS 2 pertains to share-based payments that are equity settled. None of these transactions results in the outflow of cash but only in the inflow of cash when the options are exercised.

Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions:

The following rules are applicable to all plans granted by historical Alcatel in 2004, 2005 and 2006 and by Alcatel-Lucent in 2007 and 2008 except for the September 17, 2008 grant:

•

vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48 of the options are vested if the employee remains employed by the Group;

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

For former Lucent stock options, vesting rules remain unchanged. Stock options usually vest linearly over a 4-year period (25% per year) and can be exercised as soon as they are vested.

The Board decided at its meeting held on September 17, 2008 to award up to 250,000 options at a € 3.90 exercise price to Ben Verwaayen. These options vest linearly over 4 years, (25%per year) based on continued service. In addition, 50% of the total number of options will only be exercisable based on Alcatel-Lucent share price performance compared to competitors’ share price performance over the 4 years.

Conditions of settlement

All stock options granted by historical Alcatel, Lucent (prior to the business combination) or Alcatel-Lucent are exclusively settled in shares.

Number of options granted and changes in number of options

As indicated in Note 1w, only options issued by historical Alcatel after November 7, 2002 and not fully vested at January 1, 2005 and those issued after January 1, 2005 by historical Alcatel or Alcatel-Lucent are accounted for according to IFRS 2. In the case of a business combination, outstanding stock options at the acquisition date of a company acquired by historical Alcatel or Alcatel-Lucent are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity (included in additional paid-in capital) and are considered as being in the scope of IFRS 2 if the business combination occurred after November 7, 2002.

Alcatel-Lucent - 2008 annual report on form 20-F - 216

Back to Contents

Stock option plans covered by IFRS 2 (excluding all Lucent plans) and the change in number of stock options generating compensation expense are:

(in number of options)	2004 Plans		2005 Plans		2006 Plans
Exercise price	€ 13.20	€ 9.80 to 13.10	€ 10.00	€ 8.80 to 11.41	€ 11.70	€ 9.30 to 12.00
Exercise period
From	10/03/05 10/03/08	01/04/05 01/12/08	10/03/06 10/03/09	03/01/06 01/09/09	08/03/07 08/03/10	15/05/07 08/11/10
To	09/03/12 09/03/12	31/03/12 30/11/12	09/03/13 09/03/13	02/01/13 31/08/13	07/03/14 07/03/14	14/05/14 07/11/14
Outstanding at December 31, 2004	17,370,250	775,500			-	-
Granted	-	-	16,756,690	848,250	-	-
Exercised	-	(300)	-	-	-	-
Forfeited	(1,017,737)	(74,592)	(707,210)	(26,200)	-	-
Expired	-	-	-	-	-	-
Outstanding at December 31, 2005	16,352,513	700,608	16,049,480	822,050	-	-
Granted	-	-	-	-	17,009,320	581,150
Exercised	(700)	(14,551)	(158,438)	(9,773)	-	-
Forfeited	(1,131,200)	(75,968)	(654,528)	(103,780)	(482,130)	(7,100)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2006	15,220,613	610,089	15,236,514	708,497	16,527,190	574,050
Granted	-	-	-	-	-	-
Exercised	-	(7,148)	(133,932)	(6,611)	-	-
Forfeited	(1,070,056)	(131,072)	(1,080,029)	(83,407)	(1,272,052)	(72,968)
Expired	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	14,150,557	471,869	14,022,553	618,479	15,255,138	501,082
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	(927,741)	(31,879)	(912,558)	(31,029)	(1,083,347)	(17,238)
Expired	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	13,222,816	439,990	13,109,995	587,450	14,171,791	483,844
Of which could be exercised	13,222,816	439,990	12,263,153	547,396	9,868,700	270,213
Average share price at exercise during the period	-	-	-	-	-	-

Alcatel-Lucent - 2008 annual report on form 20-F - 217

Back to Contents

(in number of options)	2007 Plans		2008 Plans		Total 2004 plans to 2008 plans
Exercise price	€ 9.10	€ 6.30 to 10.0	€ 3.80	€ 2.00 to 4.40
Exercise period
From	28/03/08 28/03/11	01/03/08 15/11/11	25/03/09 25/03/12	04/04/09 31/12/12
To	27/03/15 27/03/15	28/02/15 14/11/15	24/03/16 24/03/16	03/04/16 30/12/16
Outstanding at December 31, 2004	-	-	-	-	18,145,750
Granted	-	-	-	-	17,604,940
Exercised	-	-	-	-	(300)
Forfeited	-	-	-	-	(1,825,739)
Expired	-	-	-	-	-
Outstanding at December 31, 2005	-	-	-	-	33,924,651
Granted	-	-	-	-	17,590,470
Exercised	-	-	-	-	(183,462)
Forfeited	-	-	-	-	(2,454,706)
Expired	-	-	-	-	-
Outstanding at December 31, 2006	-	-	-	-	48,876,953
Granted	40,078,421	838,454			40,916,875
Exercised	-	-	-	-	(147,691)
Forfeited	(1,349,135)	(17,500)	-	-	(5,076,219)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2007	38,729,286	820,954	-	-	84,569,918
Granted	-	-	47,987,716	3,326,100	51,313,816
Exercised	-	-	(5,000)	-	(5,000)
Forfeited	(3,822,248)	(139,790)	(2,543,315)	-	(9,509,145)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2008	34,907,038	681,164	45,439,401	3,326,100	126,369,589
Of which could be exercised	15,811,120	211,382	354,500	483,333	53,472,603
Average share price at exercise during the period	-	-	€ 4.83	-	€ 4.83

Alcatel-Lucent - 2008 annual report on form 20-F - 218

Back to Contents

For Lucent stock option plans covered by IFRS 2, the changes in number of stock options generating compensation expense are:

(in number of options)	Lucent plans					Total
Exercise price	€ 9.35	€ 10.89	€ 15.28	€ 0.28 to 10.00	€ 10.01 to 20.00
Exercise period
From	11/01/07	12/01/06	12/01/06	12/01/06	12/01/06
To	10/31/13	11/30/12	11/30/11	12/03/06	12/01/06
				05/03/14	02/01/14
Outstanding at December 1, 2006	6,088,483	4,569,566	5,953,537	283,121	606,827	17,501,534
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired/Forfeited	(73,030)	(21,860)	(14,679)	-	(185)	(109,754)
Outstanding at December 31, 2006	6,015,453	4,547,706	5,938,858	283,121	606,642	17,391,780
Granted	-	-	-	-	-	-
Exercised	(11,636)	(9,724)	-	(95,532)	-	(116,892)
Expired/Forfeited	(1,195,101)	(418,321)	(517,389)	(59,667)	(350,903)	(2,541,381)
OUTSTANDING AT DECEMBER 31, 2007	4,808,716	4,119,661	5,421,469	127,922	255,739	14,733,507,
Granted	-	-	-	-	-	-
Exercised	-	-	-	(143)	-	(143)
Expired/Forfeited	(1,098,706)	(669,879)	(616,759)	(58,726)	(169,054)	(, 2,613,124)
OUTSTANDING AT DECEMBER 31, 2008	3,710,010	3,449,782	4,804,710	69,053	86,685	12,120,240
Of which could be exercised	2,056,162	2,677,475	4,804,710	67,989	72,259	9,678,596
Average share price at exercise during the period	-	-	-	€ 4.48	-	€ 4.48

Restricted Cash Units (RCUs)

The Board decided at its meeting held on April 4, 2008 to award up to 366,300 Restricted Cash Units (RCUs) to Patricia Russo if certain criteria were met over the two-year period following the Board’s decision. The RCUs were cancelled upon Patricia Russo’s resignation.

Restricted Stock Unit (RSUs)

The Board decided at its meetings held on September 17, 2008 and October 29, 2008 respectively to award up to 100,000 RSUs to Philippe Camus and 250,000 RSUs to Ben Verwaayen. These RSUs vest at the end of 2 years if such individual remains an employee of the Group and their exercisability is subject to some performance criteria (sales, operating profit, and implementation of the milestones defined by the Board of Directors).

f/

Treasury stock

Alcatel-Lucent established a buy-back program for the ordinary shares, authorized at the shareholders’ ordinary annual general meetings held on September 7, 2006 and June 1, 2007, for the purpose of allocating those shares to employees of the Group under the terms provided by law, of honoring obligations arising from the issuance of securities conferring a right to the capital of the company or for use in an exchange or, as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2008 (no shares were purchased in 2007 or 2006).

The value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was € 1,566 million at December 31, 2008 (€ 1,567 million at December 31, 2007 and € 1,572 million at December 31, 2006). They are deducted at cost from retained earnings.

Alcatel-Lucent - 2008 annual report on form 20-F - 219

Back to Contents

g/

Minority interests

(in millions of euros)
BALANCE AT DECEMBER 31, 2005	475
Other changes (1)	(25)
Minority interests in 2006 income	45
BALANCE AT DECEMBER 31, 2006	495
Other changes (1)	(21)
Minority interests in 2007 income	41
BALANCE AT DECEMBER 31, 2007	515
Other changes (1)	34
Minority interests in 2008 income	42
BALANCE AT DECEMBER 31, 2008	591

(1)

This amount primarily relates to dividends distributed to owners of minority interests in certain Group subsidiaries and to net gains (losses) recognized directly in equity attributable to minority interests.

NOTE 24 COMPOUND FINANCIAL INSTRUMENTS

Compound financial instruments (convertible bonds)

	OCEANE			8% Lucent
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2008	December 31, 2007	December 31, 2006
Balance sheet
Equity component	56	81	105	-	-	76
Shareholders’ equity	56	81	105	-	-	76
Convertible bonds – due after one year	1,002	941	916			-
Convertible bonds – due within one year and interest paid and payable	49	48	49	-	-	310
Financial debt	1,051	989	965	-	-	310
Income statement
Finance costs relating to gross debt	(74)	(72)	(70)	-	(7)	(3)

	7.75% Lucent			2.875% A, Lucent			2.875% B, Lucent
(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2008	December 31, 2007	December 31, 2006
Balance sheet
Equity component	109	119	142	208	205	237	272	266	306
Shareholders’ equity	109	119	142	208	205	237	272	266	306
Convertible bonds – due after one year	654	655	726	345	319	349	386	357	392
Convertible bonds – due within one year and interest paid and payable	3	3	3	1	1	1	1	1	1
Financial debt	657	658	729	346	320	350	387	358	393
Income statement
Finance costs relating to gross debt	(64)	(69)	(6)	(22)	(23)	(2)	(24)	(26)	(2)

Alcatel-Lucent - 2008 annual report on form 20-F - 220

Back to Contents

a/

OCEANE (Obligations Convertibles ou Échangeables en Actions Nouvelles ou Existantes)

On June 12, 2003, historical Alcatel issued 63,192,019 bonds having a nominal value of € 16.18 each, convertible into new or existing ordinary shares (OCEANE) for a total value of € 1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.

These bonds have a buy-back option that Alcatel-Lucent can exercise in the period from June 12, 2008 to December 31, 2010.

The OCEANE bonds are considered a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at € 861 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at € 162 million at the date of issuance. The contra entry to the equity component, which is amortized to net result over the life of the debt, increases the interest cost of this financial debt by € 25 million in 2008, 23 million in 2007 and by € 22 million in 2006.

The effective rate of interest of the debt component is 7.83% including debt issuance costs.

At December 31, 2008, the fair value of the debt component of the OCEANE bonds was € 849 million (see Note 26h) and the market value of the OCEANE bonds was € 859 million (€ 1,012 million and € 1,030 million respectively as of December 31, 2007 and € 1,059 million and € 1,144 million respectively as of December 31, 2006).

b/

Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

Alcatel-Lucent launched a joint solicitation of consent from holders of record as of December 14, 2006, of Lucent’s 2.75% Series A Convertible Senior Debentures due 2023 and 2.75% Series B Convertible Senior Debentures due 2025 (collectively, the “Debentures”) to amend the Indenture for the Debentures, in return for a full and unconditional guaranty from Alcatel-Lucent, which is unsecured and subordinated to its senior debt, a one time adjustment to the conversion ratio, a further adjustment to the conversion ratios upon cash dividends or distributions on Alcatel-Lucent ordinary shares in excess of € 0.08 per share annually and a change of the interest rate to 2.875% from 2.75%.

The amendment allows Alcatel-Lucent to provide such information, documents and other reports that are required to be filed by Alcatel-Lucent pursuant to Sections 13 and 15(d) of the U.S. Securities Exchange Act of 1934, to holders of the Debentures, instead of having to produce separate statements for Lucent after the completion of the business combination. The consent solicitation was completed on December 29, 2006. As a result, the terms of Lucent’s 2.75% convertible senior debentures were modified as follows:

	Series A		Series B
	Old Terms	New Terms	Old Terms	New Terms
Coupon rate	2.75%	2.875%	2.75%	2.875%
Conversion ratio	58.4431	59.7015	62.5641	65.1465

The benefit granted to the bondholders corresponding to the adjustment of the conversion ratio amounted to € 18 million and was accounted for in “Other financial loss” in 2006 (see Note 8).

The debentures rank equal in priority with all of the existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of Lucent’s existing and future subordinated indebtedness. The terms governing the debentures limit the ability to create liens, secure certain indebtedness and merge with or sell substantially all of its assets to another entity.

As a result of the acquisition, the debentures are convertible into Alcatel-Lucent ADSs (American Depository Shares) and cash in lieu of fractional ADSs. The debentures are convertible into ADSs only if (1) the sale price of the ADSs for at least twenty trading days during the period of thirty consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price, (2) the trading price of the debentures is less than 97% of the product of the sale price of the ADSs and the conversion rate during any five consecutive trading-day periods, (3) the debentures have been called for redemption by Lucent or (4) certain specified corporate actions occur.

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

Alcatel-Lucent - 2008 annual report on form 20-F - 221

Back to Contents

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount	$ 750,000,000	$ 880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	$ 16.75	$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

The effective rate of interest of the debt component is 6.70% for Series A and 6.73% for Series B.

At December 31, 2008, the fair value of the debt component of the convertible bonds (see Note 26h) was € 375 million for Series A and € 220 million for Series B (€ 331 million and € 282 million respectively as of December 31, 2007 and € 349 million and € 386 million respectively as of December 31, 2006) and the market value of the convertible bonds was € 437 million for Series A and € 296 million for Series B (€ 467 million and € 473 million respectively as of December 31, 2007 and € 613 million and € 744 million respectively as of December 31, 2006).

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of $1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

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

Conversion ratio	40.3306
Conversion price	$ 24.80
Redemption period at Lucent option	After March 19, 2007
Maturity date	March 15, 2017

The effective rate of interest of the debt component is 9.86%.

Some of these bonds were repurchased during the fourth quarter of 2008 (see Note 26).

At December 31, 2008, the fair value of the remaining debt component of the convertible bonds was € 198 million and the market value of the remaining convertible bonds was € 241 million (€ 478 million and € 549 million respectively as of December 31, 2007 and € 725 million and € 853 million respectively as of December 31, 2006).

8% Convertible Securities

Lucent’s 8% convertible securities were redeemed on March 29, 2007 at Lucent’s option for an aggregate amount of U.S. $ 486 million. The consideration was allocated to the liability component (U.S. $ 408 million) and the equity component (U.S. $ 78 million), resulting in a financial loss of € 12 million (see Notes 8 and 26 (c)).

Alcatel-Lucent - 2008 annual report on form 20-F - 222

Back to Contents

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

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were € 78 million for 2008 (€ 79 million for 2007 and € 56 million for 2006).

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

•

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

For former Lucent activities, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, a majority of which are located in the U.S., as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from the traditional program to the cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid post-retirement health and Group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive post-retirement Group life and health care benefits. As of January 1, 2008, there are no new entrants into the defined benefit plan for management retirees.

a/

Actuarial assumptions

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2008, 2007 and 2006 are as follows (the rates indicated are weighted average rates):

	2008	2007	2006
Discount rate	6.08%	6.04%	5.54%
Future salary increases	3.91%	3.83%	3.90%
Expected long-term return on assets	7.04%	7.39%	7.35%
Post-retirement cost trend rate	6.90% to 5.90%	7.70% to 5.90%	8.20% to 5.00%

Alcatel-Lucent - 2008 annual report on form 20-F - 223

Back to Contents

The above rates are broken down by geographical segment as follows for 2008, 2007 and 2006:

	Discount rate	Future salary increases	Estimated long-term return on assets
2008
France	5.25%	3.42%	5.40%
Belgium	5.25%	4.00%	5.30%
United Kingdom	6.00%	4.97%	6.67%
Germany	5.25%	3.00%	4.95%
Rest of Europe	4.77%	3.44%	5.10%
United States of America	6.21%	3.99%	7.25%
Other	5.19%	5.32%	4.30%
2007
France	5.20%	3.36%	5.40%
Belgium	5.20%	3.80%	5.30%
United Kingdom	5.50%	4.49%	6.75%
Germany	5.20%	2.75%	4.33%
Rest of Europe	4.71%	3.01%	4.96%
United States of America	6.19%	3.97%	7.62%
Other	4.69%	4.28%	4.21%
2006
France	4.10%	3.41%	5.10%
Belgium	4.11%	3.71%	4.48%
United Kingdom	5.21%	4.53%	6.59%
Germany	4.13%	2.76%	4.26%
Rest of Europe	4.20%	2.54%	4.14%
United States of America	5.72%	4.01%	7.62%
Other	4.12%	4.18%	4.35%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations – AA or AAA) in each country having maturity dates equivalent to those of the plans.

For the euro Zone and United Kingdom the discount rates used are the Bloomberg Corporate AA yields and for the U.S. the CitiGroup pension discount yield curve was used. These references comply with IAS 19 requirements and have been retained consistently by us for years.

The returns on plan assets are determined plan by plan and depend upon the asset allocation of the investment portfolio and the expected future performance.

Alcatel-Lucent - 2008 annual report on form 20-F - 224

Back to Contents

b/

Components of net periodic cost of post-employment benefit

(in millions of euros)	2008	2007	2006
Service cost	(126)	(158)	(73)
Interest cost	(1,503)	(1,575)	(256)
Expected return on plan assets	1,852	2,119	286
Amortization of prior service cost	(1)	(4)	(7)
Effect of curtailments and settlements	(41)	(12)	-
Non represented healthcare plan amendment	65	258	-
NET PERIODIC BENEFIT (COST)	246	628	(50)
Of which:
• Recognized in Income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(127)	(162)	(81)
• Recognized in restructuring costs	(41)	(12)	-
• Non-represented healthcare plan amendment	65	258	-
• Recognized in other financial income (loss)	349	544	31

Alcatel-Lucent - 2008 annual report on form 20-F - 225

Back to Contents

c/

Change in the obligation recorded in the balance sheet

(in millions of euros)	2008	2007	2006
Change in benefit obligation
Benefit obligation at January 1	(25,425)	(30,230)	(3,503)
Service cost	(126)	(158)	(73)
Interest cost	(1,503)	(1,575)	(256)
Plan participants’ contributions	(133)	(165)	(15)
Amendments	66	249	(5)
Business combinations	(4)	(8)	(27,694)
Disposals	-	-	138
Curtailments	(27)	27	2
Settlements	3	21	14
Special termination benefits	(14)	(32)	1
Actuarial gains and (losses)	365	1,135	759
Benefits paid	2,401	2,645	434
Medical Part D Subsidy	(30)	(33)	-
Foreign currency translation and other	(1,071)	2,699	(32)
Benefit obligation at December 31	(25,498)	(25,425)	(30,230)
Benefit obligation excluding effect of future salary increases	(25,004)	(24,927)	(29,659)
Effect of future salary increases	(494)	(498)	(571)
Benefit obligation	(25,498)	(25,425)	(30,230)
Pertaining to retirement plans	(22,310)	(22,029)	(25,848)
Pertaining to post-employment medical care plans	(3,188)	(3,396)	(4,382)
Change in plan assets
Fair value of plan assets at January 1	28,231	30,197	2,286
Expected return on plan assets	1,852	2,119	286
Actuarial gains and (losses)	(4,119)	1,072	57
Employers’ contributions	192	257	129
Plan participants’ contributions	133	165	15
Amendments	-	(15)	-
Business combinations	2	-	27,825
Disposals	-	-	(30)
Curtailments	-	-	-
Settlements	(1)	(16)	(14)
Benefits paid/Special termination benefits	(2,334)	(2,580)	(395)
Foreign currency translation and other	1,113	(2,968)	38
Fair value of plan assets at December 31	25,069	28,231	30,197
Present value of defined benefit obligations that are wholly or partly funded	(23,875)	(23,635)	(27,984)
Fair value of plan assets	25,069	28,231	30,197
Funded status of defined benefit obligations that are wholly or partly funded	1,194	4,596	2,213
Present value of defined benefit obligations that are wholly unfunded	(1,623)	(1,790)	(2,246)
Funded status	(429)	2,806	(33)
Unrecognized prior service cost	-	1	-
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(2,080)	(3,782)	(1,981)
NET AMOUNT RECOGNIZED	(2,509)	(975)	(2,014)
Of which:
• prepaid pension costs	2,298	3,472	3,435
• pensions, retirement indemnities and other post-retirement benefit obligations	(4,807)	(4,447)	(5,449)

Alcatel-Lucent - 2008 annual report on form 20-F - 226

Back to Contents

CHANGE IN PENSION AND POST-RETIREMENT NET ASSET (LIABILITY) RECOGNIZED

(in millions of euros)	December 31, 2008			December 31, 2007			December 31, 2006
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Net asset (liability) recognized as of January 1	1,910	(2,885)	(975)	1,503	(3,517)	(2,014)	(1,244)	(20)	(1,264)
Operational charge	(121)	(6)	(127)	(152)	(10)	(162)	(80)	(1)	(81)
Financial income (1)	516	(167)	349	719	(175)	544	49	(18)	31
Curtailment (2)	(37)	(4)	(41)	(12)	-	(12)	-	-	-
Non represented healthcare plan amendment (3)	-	65	65	-	258	258	-	-	-
Total recognized in profits (losses)	358	(112)	246	555	73	628	(31)	(19)	(50)
Actuarial gains and (losses) for the period	(3,798)	44 (5)	(3,754)	2,110	97	2,207	737	79	816
Asset ceiling limitations and IFRIC14 effect	1,789	-	1,789	(2,164)	-	(2,164)	(184)	-	(184)
Total recognized in Statement Of Recognized Income and Expense (4)	(2,009)	44	(1,965)	(54)	97	43	553	79	632
Contributions and benefits paid	158	71	229	186	111	297	154	17	171
420 transfer	(444)	444	-	-	-	-	(382)	382	-
Change in consolidated companies	-	-	-	(8)	-	(8)	2 469	(3 949)	(1 480)
Other (reclassifications and exchange rate changes)	97	(141)	(44)	(272)	351	79	(16)	(7)	(23)
Net asset (liability) recognized as of December 31	70	(2,579)	(2,509)	1,910	(2,885)	(975)	1,503	(3,517)	(2,014)
Of which:
• prepaid pension costs	2,298	-	2,298	3,472	-	3,472	3,435	-	3,435
• pension, retirement indemnities and post-retirement benefits liability	(2,228)	(2,579)	(4,807)	(1,562)	(2,885)	(4,447)	(1,932)	(3,517)	(5,449)

(1)

This income is mainly due to the expected return on plan assets (refer to Note 8).

(2)

Accounted for in restructuring costs.

(3)

Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(4)

The amounts recognized directly in the Statement Of Recognized Income and Expense (SORIE) indicated in the table above differ from the ones disclosed in the SORIE on page 5, due to the amounts related to discontinued activities, which are excluded in the above table.

(5)

This amount includes € 83 million related to the U.S. management healthcare plan amendment.

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for over funded plans cannot be used for under funded plans. The under funded status, which amounted to € 429 million at December 31, 2008 (over funded status amounted to € 2,806 million at December 31, 2007 and under funded status amounted € 33 million at December 31, 2006) relates primarily to U.S. post-retirement benefits (see below) and to plans in France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See section 25g below for information on U.S. plans.

Alcatel-Lucent - 2008 annual report on form 20-F - 227

Back to Contents

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

(in millions of euros)	Benefit obligation	Plan assets	Funded (unfunded) status	Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
				Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets
2008	(25,498)	25,069	(429)	290	1.14%	(4,119)	16.43%
2007	(25,425)	28,231	2,806	(166)	0.65%	1,072	3.80%
2006	(30,230)	30,197	(33)	21	0.07%	57	0.19%

In respect of the medical care plans, a change of one percentage point in the assumed medical costs has the following impact (in millions of euros):

	Increase of 1%	Decrease of 1%
Impact on the current service cost and interest costs	(6)	5
Impact on the benefit obligation	(103)	92

The plan assets of retirement plans are invested as follows:

(in millions of euros and percentage)	Bonds	Equity securities	Private equity and other	Real estate	Total
2008	15,682	4,169	3,128	2,090	25,069
	63%	17%	12%	8%	100%
2007	17,154	5,628	3,139	2,310	28,231
	61%	20%	11%	8%	100%
2006	14,382	10,966	2,537	2,312	30,197
	48%	36%	8%	8%	100%

As part of the prudent management of its funds relative to the corresponding obligations, the Group reduced the exposure of its defined benefit pension plans to equity markets in November 2007. As of December 31, 2008, the global asset allocation of the Group’s plans was as follows: 17% in equity securities, 63% in bonds and 20% in alternatives (i.e., real estate, private equity and hedge funds). This compares to respectively 20%, 61% and 19% as of December 31, 2007 and respectively 36%, 48% and 16% as of December 31, 2006.

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

The contributions and benefits paid directly by the Group to retirees that are expected to be paid for 2009 are € 217 million for the pension and other post-retirement benefit plans.

Expected benefit payments made for beneficiaries from defined benefit plans through 2018 are as follows:

Total (in millions of euros)	Expected benefit payments
2009	2,287
2010	2,207
2011	2,160
2012	2,260
2013	2,080
2014-2018	9,785

Alcatel-Lucent - 2008 annual report on form 20-F - 228

Back to Contents

d/

Cumulative amounts for actuarial differences (before taxes) booked against the Consolidated Statements of Recognized Income and Expense

(in millions of euros)	2008	2007	2006
Balance at January 1	2,973	766	(34)
Net actuarial (losses)/gains during the period	(3,754)	2,207	816
Change due to discontinued activities (Thales) and related to the creation of two joint ventures with Finmeccanica	-	-	(1, 4)
BALANCE AT DECEMBER 31	(781)	2,973	766

e/

U.S. healthcare plan amendment

(in millions of euros)	December 31, 2008	December 31, 2007	December 31, 2006
Benefit obligation	(25,498)	(25,425)	(30,230)
Fair value of plan assets	25,069	28,231	30,197
Funded status	(429)	2,806	(33)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(2,080)	(3,781)	(1,981)
NET AMOUNT RECOGNIZED	(2,509)	(975)	(2,014)

f/

Lucent’s U.S. pension and post-retirement obligations

2008 plan amendment

On July 30, 2008, certain changes to Lucent’s management retiree healthcare benefits were approved by the Board of Directors of Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) and announced to retirees between August and the beginning of October. Among these changes that are effective January 1, 2009, post-retirement medical benefits for Medicare eligible management participants will be provided through a fully insured Medicare Advantage Private Fee-For-Service (PFSS) Plan. Under this plan, the PFFS contracts directly with the Centers for Medicare & Medicaid Services to provide all Medicare Parts A and B benefits for Medicare eligible management retirees. These changes imply a € 148 million benefit obligation decrease for the management retiree healthcare plan. € 83 million of this decrease, which related to management employees who retired before March 1, 1990, is considered as a change in actuarial assumptions and is recognized in the Statements Of Recognized Income and Expenses. € 65 million of this decrease, which related to management employees who retired on or after March 1, 1990 and who are subject to defined caps, is considered as a plan amendment and is recognized in the income statement in the specific line item “Post-retirement benefit plan amendments”.

(in millions of euros)	Before amendment	Amendment effect for pre-01/03/1990 retirees (1),	Amendment effect for post-01/03/1990 retirees (2)	After amendment
Projected benefit obligation	(529)	83	65	(381)
Deferred taxes		(33)	(25)
NET IMPACT AFTER DEFERRED TAXES		50	40
(1) Recognized in the Statements of Recognized of Income and Expenses. (2) Recognized in the Income Statement.

2007 plan amendment

During June 2007, certain changes to Lucent’s management retiree healthcare benefits were approved. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees was changed to a drug plan design similar to the Medicare Part D program. The impact of this change resulted in additional net income of € 77 million as summarized in the following table.

(in millions of euros)	Before amendment	Amendment effect	After amendment
Gross Projected Benefit Obligation (PBO)	(1,106)	463	(643)
Part D subsidy (tax free)	205	(205)	-
NET PBO	(901)	258 (1)	(643)
Deferred taxes (2)		(181)
NET IMPACT AFTER DEFERRED TAXES		77
(1) Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement. (2) Refer to Note 9.

Alcatel-Lucent - 2008 annual report on form 20-F - 229

Back to Contents

g/

Alcatel-Lucent’s U.S. pension and post-retirement obligations

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Alcatel-Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2008 and December 31, 2007. In addition, interim measurements were made to the major plans as of March 31, June 30, and September 30, to reflect the funded status of those plans in the financial statements at the end of those periods. These interim measurements impact the pension and post-retirement cost for the immediately succeeding period. All these data are included in the figures presented on a consolidated basis in Notes 25b, c, d and e).

2008 (in millions)	Pension benefits		Post-retirement benefits
Change in benefit obligation:	USD	€	USD	€
Benefit obligation at January 1, 2008	(27,296)	(18,542)	(4,981)	(3,384)
Service cost	(101)	(69)	(8)	(5)
Interest cost	(1,673)	(1,137)	(289)	(196)
Actuarial gains (losses)	278	189	209	142
Amendments	-	-	96	65
Transfer from U.S. Alcatel plan	(21)	(14)	(17)	(12)
Benefits paid	2,451	1,666	791	538
Medicare Part D subsidy	-	-	(45)	(31)
Plan participant contributions	-	-	(186)	(126)
Settlements	-	-	-	-
Curtailments	(49)	(33)	(5)	(3)
Special termination benefits	(20)	(14)	(1)	(1)
Other (reclassification and exchange rate changes)	-	(1,038)	-	(175)
Benefit obligation at December 31, 2008	(26,431)	(18,992)	(4,436)	(3,188)
Change in plan assets:
Fair value of plan assets at January 1, 2008	36,275	24,642	753	511
Actual return on plan assets	(2,720)	(1,849)	(102)	(69)
Benefits paid	(2,451)	(1,666)	(791)	(538)
Plan participant contributions	-	-	186	126
Company contributions	36	24	149	101
Transfer from U.S. Alcatel plan	4	3	-	-
420 transfer	(653)	(444)	653	444
Other (external transfer and exchange rate changes)	(3)	1,197	-	34
Fair value of plan assets at December 31, 2008	30,488	21,907	848	609
Funded status of the plan	4,057	2,915	(3,588)	(2,579)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(2,724)	(1,957)	-	-
Net asset (liability) recognized	1,333	958	(3,588)	(2,579)
Amounts recognized in the consolidated balance sheets:
Prepaid pension costs	2,494	1,792	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,161)	(834)	(3,588)	(2,579)
NET ASSET (LIABILITY) RECOGNIZED	1,333	958	(3,588)	(2,579)
Alcatel-Lucent - 2008 annual report on form 20-F - 230

Back to Contents

2007 (in millions)	Pension benefits		Post-retirement benefits
Change in benefit obligation:	USD	€	USD	€
Benefit obligation at January 1, 2007	(28,742)	(21,824)	(5,754)	(4,369)
Service cost	(126)	(92)	(13)	(10)
Interest cost	(1,640)	(1,196)	(297)	(217)
Actuarial gains (losses)	1,036	755	136	100
Amendments	(6)	(5)	353	258
Transfer from U.S. Alcatel plan	(253)	(184)	-	-
Benefits paid	2,482	1,810	864	631
Medicare Part D subsidy	-	-	(46)	(33)
Plan participant contributions	-	-	(218)	(159)
Settlements	-	-	-	-
Curtailments	-	-	-	-
Special termination benefits	(47)	(34)	(1)	(0)
Other (reclassification and exchange rate changes)	-	2,228	(5)	415
Benefit obligation at December 31, 2007	(27,296)	(18,542)	(4,981)	(3,384)
Change in plan assets:
Fair value of plan assets at January 1, 2007	34,444	26,153	1,141	866
Actual return on plan assets	4,117	3,003	61	45
Benefits paid	(2,482)	(1,810)	(864)	(631)
Plan participant contributions	-	-	218	159
Company contributions	38	27	197	144
Transfer from U.S. Alcatel plan	213	156	-	-
Other (external transfer and exchange rate changes)	(55)	(2,886)	-	(72)
Fair value of plan assets at December 31, 2007	36,275	24,642	753	511
Funded status of the plan	8,979	6,100	(4,228)	(2,873)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(5,364)	(3,644)	-	-
Net asset (liability) recognized	3,615	2,456	(4,228)	(2,873)
Amounts recognized in the consolidated balance sheets:
Prepaid pension costs	4,001	2,718	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(386)	(262)	(4,228)	(2,873)
NET ASSET (LIABILITY) RECOGNIZED	3,615	2,456	(4,228)	(2,873)

Alcatel-Lucent - 2008 annual report on form 20-F - 231

Back to Contents

Additional Information

December 31, 2008 (in millions)	Pension benefits		Post-retirement benefits December 31, 2006
Benefit obligation by major plans:	USD	€	USD	€
U.S. management	(16,130)	(11,590)	-,	-
U.S. occupational	(9,903)	(7,116)	-	-
Supplemental	(378)	(272)	-	-
Non-represented health	-	-	(558)	(401)
Formerly represented health	-	-	(2,437)	(1,752)
Group life and other	(20)	(14)	(1,441)	(1,035)
Benefit obligation at end of year	(26,431)	(18,992)	(4,436)	(3,188)
Plan assets by major plans:
U.S. management	15,363	11,039	-	-
U.S. occupational	15,122	10,866	-	-
Supplemental	-	-	-	-
Formerly represented health	-	-	379	272
Group life and other	3	2	469	337
Fair value of plan assets at end of year	30,488	21,907	848	609

December 31, 2007 (in millions)	Pension benefits		Post-retirement benefits December 31, 2006
Benefit obligation by major plans:	USD	€	USD	€
U.S. management	(16,412)	(11,149)	-	-
U.S. occupational	(10,497)	(7,131)	-	-
Supplemental	(387)	(262)	-	-
Non-represented health	-	-	(837)	(569)
Formerly represented health	-	-	(2,721)	(1,848)
Group life and other	-	-	(1,423)	(967)
Benefit obligation at end of year	(27,296)	(18,542)	(4,981)	(3,384)
Plan assets by major plans:
U.S. management	18,994	12,903	-	-
U.S. occupational	17,281	11,739	-	-
Supplemental	-	-	-	-
Formerly represented health	-	-	108	74
Group life and other	-	-	645	437
Fair value of plan assets at end of year	36,275	24,642	753	511

Alcatel-Lucent - 2008 annual report on form 20-F - 232

Back to Contents

Components of Net Periodic Benefit (Cost)

December 31, 2008 (in millions)	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost):	USD	€	USD	€
Service cost	(101)	(69)	(8)	(5)
Interest cost on benefit obligation	(1,673)	(1,137)	(289)	(197)
Expected return on plan assets	2,442	1,660	43	29
Amortization of unrecognized prior service costs	-	-	-	-
SUBTOTAL	668	454	(254)	(173)
Special termination benefits	(20)	(14)	(1)	(1)
Curtailments	(49)	(33)	(5)	(3)
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	599	407	(260)	(177)
U.S. healthcare plan amendment	-	-	96	65
PENSION CREDIT/POST-RETIREMENT BENEFIT (COST)	599	407	(164)	(112)

December 31, 2007 (in millions)	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost):	USD	€	USD	€
Service cost	(126)	(92)	(13)	(10)
Interest cost on benefit obligation	(1,640)	(1,196)	(297)	(217)
Expected return on plan assets	2,633	1,921	58	42
Amortization of unrecognized prior service costs	(6)	(5)	-	-
SUBTOTAL	861	628	(252)	(185)
Special termination benefits	(47)	(34)	(1)	(0)
Curtailments	-	-	-	-
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	814	594	(253)	(185)
U.S. healthcare plan amendment	-	-	353	258
PENSION CREDIT/POST-RETIREMENT BENEFIT (COST)	814	594	100	73

Key assumptions

Assumptions used to determine:	December 2008	December 2007
Benefit obligations – discount rate
Pension	6.22%	6.20%
Post-retirement health care and other	6.16%	5.88%
Post-retirement life	6.16%	6.32%
Rate of compensation increase	3.96%	3.97%
Net benefit cost or credit – discount rate
Pension	6.71%	5.95%
Post-retirement health care and other	6.41%	5.71%
Post-, retirement life	6.79%	5.98%
Expected return on plan assets
Pension	7.27%	7.66%
Post-retirement health care	4.20%	5.25%
Post-retirement life	6.95%	7.25%

Alcatel-Lucent - 2008 annual report on form 20-F - 233

Back to Contents

The weighted average expected rate of return on plan assets that will be used to determine the calendar 2009 net periodic benefit cost is 7.13% for pensions, 2.25% for post-retirement health care benefits and 6.67% for post-retirement life insurance benefits.

	December 31, 2008	December 31, 2007
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	6.90%	7.7%
Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	7.00%	7.8%
Rate that the cost trend rate gradually declines to	5.90%	5.9%
Year that the rate reaches the rate it is assumed to remain at	2012	2012

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point
(in millions of U.S. dollars)	Increase	Decrease
Effect on total of service and interest cost components	(9)	8
Effect on post-retirement benefit obligation	(143)	128

Alcatel-Lucent uses the Original CitiGroup Pension Discount Curve to develop discount rates. The benefit obligation cash flows are matched with the corresponding Original CitiGroup Pension Discount Curve duration to develop a single discount rate which produces the same present value as produced by the Original CitiGroup yield curve. Rates are developed distinctly for each major plan; some very small plans are grouped for this process. The average duration of Alcatel-Lucent major pension obligations and post-retirement health care obligations were 9.31 years and 5.92 years, respectively, as of December 31, 2008 (9.47 years and 6.09 years, respectively, as of December 31, 2007).

Alcatel-Lucent considered several factors in developing its expected rate of return on plan assets, including its historical returns and input from its external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Alcatel-Lucent’s long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from its external advisors of 7.63% for its management plan and 6.04% for its occupational plan as of December 31, 2008 (0.12% for its management plan and 0.46% for its occupational plan as of December 31, 2008). Its actual 10-year annual rate of return on pension plan assets was 6.57% for the year ending December 31, 2008 (9.22% for the year ending December 31, 2007).

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

During the third quarter of 2008, Alcatel-Lucent amended its post-retirement healthcare plan for management retirees. Alcatel-Lucent replaced the indemnity option for management retirees and dependents of management retirees who are Medicare eligible, with a fully insured Medicare Advantage plan called a Private Fee for Service Plan. This resulted in a reduction in the benefit obligation of $ 218 million, consisting of an income of $ 96 million and a $ 123 million actuarial gain.

Alcatel-Lucent - 2008 annual report on form 20-F - 234

Back to Contents

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

	Pension target allocation range	Percentage of pension plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets
December 31, 2008
Asset category
Equity securities	16%-30%	17%	27%	24%
Fixed income securities	54%-70%	64%	41%	44%
Real estate	4%-8%	8%
Private equity and other	6%-12%	11%
Cash		-	32%	32%
TOTAL		100%		100%
December 31, 2007
Asset category
Equity securities	16%-30%	19%	50%	42%
Fixed income securities	54%-70%	63%	50%	58%
Real estate	4%-8%	7%	-	-
Private equity and other	7%-13%	11%	-	-
Cash	-	-	-	-
TOTAL		100%		100%

The majority of Alcatel-Lucent’s U.S. pension plan assets are held in a master pension trust. Alcatel-Lucent’s U.S. post-retirement plan assets are held in two separate trusts in addition to the amount set aside in the master pension trust for retiree healthcare. Plan assets are managed by independent investment advisors with the objective of maximizing surplus returns with a prudent level of surplus risk. Alcatel-Lucent periodically completes asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The Board of Directors formally approves the target allocation ranges every two to three years upon completion of a study by the external advisors and internal investment management. During the fourth quarter of 2007, the allocation of the U.S. pension plan assets was changed as part of a routine periodic review. The overall pension plan asset portfolio now reflects a balance of investments split about 37.5/62.5 between equity (which includes alternative investments for this purpose) and fixed income securities compared to the previous split of about 50/50 between equity and fixed income. Alcatel-Lucent believes this action was prudent given the demographics, funded status and future obligations for its pension plans. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk.

Pension plan assets included $ 0.0 million of Alcatel-Lucent ADSs (American Depository Shares) as of December 31, 2008 ($ 0.4 million and $ 2 million of Alcatel-Lucent ADSs as of December 31, 2007 and December 31, 2006, respectively).

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

On December 27, 2006, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the occupational pension plan in the amount of $ 504 million to fund healthcare benefits for formerly represented retirees for the period beginning October 1, 2006 through December 31, 2007. On December 29, 2008, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the occupational pension plan in the amount of $ 653 million to fund healthcare benefits for formerly represented retirees for the period beginning January 1, 2008 through about September 30, 2009. Alcatel-Lucent expects to make another “collectively bargained” transfer during 2009 to fund healthcare benefits for formerly represented retirees for the remainder of 2009 through the first nine months of 2010.

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2018. Alcatel-Lucent does not have to make contributions to its qualified U.S. pension plans during calendar 2009, and does not expect to make any during 2010. Alcatel-Lucent is unable to estimate the expected contributions to its qualified U.S. pension plans beyond calendar 2010. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes. The table below reflects the use of excess pension assets to fund 2009 healthcare costs for formerly represented retirees.

Alcatel-Lucent - 2008 annual report on form 20-F - 235

Back to Contents

	Pension	Post-retirement
(in millions of U.S. dollars)	Non-qualified pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
2009	31	(34)	67	10
2010	31	298	61	10
2011	31	294	57	9
2012	30	467	56	28
2013	30	233	53	56
2014-2018	150	905	249	295

Benefit Payments

The following table summarizes expected benefit payments from Lucent’s various pension and post-retirement plans through calendar 2018. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately $ 40 million.

	Pension			Post-retirement
(in millions of U.S. dollars)	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non-qualified pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
2009	1,366	1,039	31	327	67	96
2010	1,333	984	31	316	61	98
2011	1,318	957	31	294	57	99
2012	1,305	931	30	467	56	100
2013	1,292	905	30	233	53	101
2014-2018	6,262	4,087	150	905	249	513

The actuarial assumptions used to determine if pension plan funding is required are specified by the Pension Protection Act of 2006 (PPA) as modified by the Worker, Retiree and Employer Recovery Act of 2008 (WRER). These bills allow a pension plan sponsor to choose among a limited set of options for ascertaining the plan asset and obligation values used to determine funding requirements. Certain of these actuarial assumptions differ from those used for accounting purposes in a way that becomes significant in volatile markets. While the basis of developing discount rates in both cases are corporate bond yields, for accounting purposes we use a yield curve developed by CitiGroup as of the close of the last business day of December, whereas the PPA allows either a daily average yield curve for the month of December or a two-year average yield curve. Also, available fair value of assets as of the close of the last business day of December must be used for accounting purposes, but the PPA and the WRER provide for “asset smoothing” options that average fair values over periods as long as two years with limited expected returns being included in the averaging. Both of these sets of options minimize the impact of sharp changes in asset values and corporate bond yields in volatile markets. Corporate bond yields dropped sharply during the last two weeks of December 2008 which resulted in a financial reporting discount rate that is significantly (more than 70 basis points) lower than the one used for regulatory funding valuation. A preliminary evaluation of the funded status of the U.S. Management Pension Plan for regulatory funding valuation purposes indicates that this plan is over 100% funded at year end. On the other hand this plan was underfunded by U.S. $ 767 million on December 31, 2008 for accounting purposes (refer to Note 25 g). In addition, under the PPA transition target rules, we would only need to fund this plan if the funded ratio were to decline below 94%. We see little probability of contributions being required for that plan through 2010. We cannot be certain about 2010 until all private equity and real estate values as of December 31, 2008 have been made available and the plan obligations have been updated with the January 1, 2009 census data. We expect to complete this evaluation by the end of the second quarter of 2009.

Alcatel-Lucent - 2008 annual report on form 20-F - 236

Back to Contents

NOTE 26 FINANCIAL DEBT

a/

Analysis of financial debt, net

(in millions of euros)	2008	2007	2006
Marketable securities – short term, net	906	894	1,245
Marketable securities – long term, net	-	-	697
Cash and cash equivalents	3,687	4,377	4,749
Cash, cash equivalents and marketable securities	4,593	5,271	6,691
(Convertible and other bonds – long-term portion)	(3,931)	(4,517)	(4,901)
(Other long-term debt)	(67)	(48)	(147)
(Current portion of long-term debt)	(1,097)	(483)	(1,161)
(Financial debt, gross)	(5,095)	(5,048)	(6,209)
Derivative interest rate instruments – other current and non-current assets	72	19	36
Derivative interest rate instruments – other current and non-current liabilities	(1)	(16)	(10)
Loan to co-venturer – financial asset	42	45	-
CASH (FINANCIAL DEBT), NET	(389)	271	508

b/

Analysis of financial debt, gross - by type

(in millions of euros)	2008	2007	2006
Convertible bonds	2,387	2,273	2,682
Other bonds	2,320	2,381	2,672
Bank loans, overdrafts and other financial debt	254	237	504
Commercial paper	-	18	138
Finance lease obligations	-	-	52
Accrued interest	134	139	161
FINANCIAL DEBT, GROSS	5,095	5,048	6,209

c/

Bonds

Balances at December 31, 2007 and at December 31, 2008:

Remaining amounts to be reimbursed (in millions of euros)	December 31, 2007	Currency translation impact	Other changes during 2008	December 31, 2008
Issued by Alcatel:
4.375% – € 777 million (4) due February 2009 (1)	805		(28)	777
OCEANE 4,75% – € 1,022 million (4) due January 2011 (1)	1,022			1,022
6.375% – € 462 million (4) due April 2014 (1)	462			462
Issued by Lucent:
7.75% – U.S. $ 1,030 million (4) due March 2017 (2)	777	41	(50)	768
2.875% – U.S. $ 750 million (4) Series A due June 2023 (2) (3)	524	31		555
2.875% – U.S. $ 881 million (4) Series B due June 2025 (2) (3)	624	37		661
6.50% – U.S. $ 300 million (4) due January 2028	183	11		194
6.45% – U.S. $ 1,360 million (4) due March 2029	832	47		879
5.50% – U.S. $ 202 million (4) due November 2008	137	-	(137)	-
SUBTOTAL	5,366	167	(215)	5,318
Equity component of OCEANE issued by Alcatel	(81)		25	(56)
Equity component of convertible bonds issued by Lucent	(590)	(32)	32	(590)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	(41)	-	76	35
CARRYING AMOUNT OF BONDS	4,654	135	(82)	4,707

(1)

Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.).

(2)

See Note 24 for details of put and call conditions.

(3)

Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent SA.

(4)

Face amounts outstanding as at December 31, 2008.

Alcatel-Lucent - 2008 annual report on form 20-F - 237

Back to Contents

Changes in 2008:

Repurchases (redemption before maturity date):

Certain bonds were repurchased and cancelled in 2008, using an aggregate amount of € 44 million (two repurchases of € 27 million and U.S. $ 23 million), corresponding to a nominal value of € 28 million and U.S. $ 72 million, detailed as follows:

Nominal value repurchased:

•

Alcatel-Lucent 4.375% EUR due February 2009: € 27,801,000.

•

Lucent convertible bond 7.75% USD due March 2017:

U.S. $ 72,229,000.

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in shareholders’ equity.

For straight bonds, the difference between the repurchased amount and the nominal value is included in financial income (loss) in other financial income (loss), net.

The gains related to these repurchases were respectively € 1 million and € 30 million for the Alcatel-Lucent 4.375% bond and the Lucent 7.75% bond representing a total gain of € 31 million in other financial income (loss), net (see Note 8).

Repayments

Lucent’s 5.50% USD bond was repaid in November 2008 for a nominal value of € 137 million.

Changes in 2007:

Repurchases (redemption before maturity date):

Lucent’s 8% convertible debentures were redeemed in March 2007, for an aggregate amount of U.S. $ 486.5 million corresponding to the nominal value:

Nominal value repurchased:

•

Lucent’s 8% convertible: U.S. $ 486,545,000.

A financial loss of € 12 million was accounted for in connection with this early redemption.

For more information on the accounting treatment, refer to Note 8.

Repayments

Historical Alcatel’s 5.625% EUR bond was repaid in March 2007 for a residual nominal value of € 154 million.

Changes in 2006:

Repurchases

Certain other bonds were repurchased and cancelled in 2006, amounting to € 117 million and corresponding to a nominal value of € 115 million, detailed as follows:

Nominal value repurchased:

•

7% EUR due December 2006 € 60,485,000.

•

4.375% EUR due February 2009 € 54,166,000.

The difference between the repurchased amount and the nominal value, corresponding to a charge of € 2 million, was included in other financial income (loss), net (see Note 8) in 2006.

Repayments

The balance of the historical Alcatel Zero-rate coupon was repaid in June 2006 for a residual nominal amount of € 36 million.

The balance of the historical Alcatel 7% bonds was repaid in December 2006 for a residual nominal amount of € 365 million.

d/

Analysis by maturity date

(in millions of euros)	2008	2007	2006
Current portion of long-term debt	776	137	453
Short-term debt	322	346	708
Financial debt due within one year	1,098	483	1,161
Of which:
within 3 months	992
between 3 and 6 months	86
between 6 and 9 months	10
above 9 months	10
2008	-	-	251
2009	-	806	802
2010	357	328	359
2011	1,039	951	924
2012	6	9	-
2013 and thereafter	2,595	2,471	2,712
Financial debt due after one year (1)	3,997	4,565	5,048
TOTAL	5,095	5,048	6,209
(1) The convertible securities may be retired earlier based on early redemption or buy back options. See Note 24.

Alcatel-Lucent - 2008 annual report on form 20-F - 238

Back to Contents

e/

Debt analysis by rate

(in millions of euros)	Amounts	Effective interest rate	Interest rate after hedging
2008
Convertible bonds	2,387	8.06%	7.38%
Other bonds	2,320	6.37%	5.73%
Bank loans and overdrafts and finance lease obligations	254	3.50%	3.50%
Commercial paper	-	-	-
Accrued interest	134	NA	NA
FINANCIAL DEBT, GROSS	5,095	6.85%	6.24%
2007
Convertible bonds	2,273	8.09%	8.27%
Other bonds	2,381	6.28%	6.56%
Bank loans and overdrafts and finance lease obligations	237	3.29%	2.84%
Commercial paper	18	4.28%	4.28%
Accrued interest	139	NA	NA
FINANCIAL DEBT, GROSS	5,048	6.77%	6.97%
2006
Convertible bonds	2,682	8.34%	8.36%
Other bonds	2,672	6.39%	6.21%
Bank loans and overdrafts and finance lease obligations	556	5.37%	5.13%
Commercial paper	138	3.66%	3.66%
Accrued interest	161	NA	NA
FINANCIAL DEBT, GROSS	6,209	6.91%	6.82%

f/

Debt analysis by type of rate

(in millions of euros)	2008		2007		2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Total fixed rate debt	5,047	2,860	4,989	3,147	6,174	4,155
Total floating rate debt	48	2,235	59	1,901	35	2,054
TOTAL	5,095	5,095	5,048	5,048	6,209	6,209

g/

Debt analysis by currency

(in millions of euros)	2008		2007		2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Euro	2,552	2,552	2,465	2,465	3,000	3,000
U.S. Dollar	2,520	2,520	2,543	2,543	3,171	3,171
Other	23	23	40	40	38	38
TOTAL	5,095	5,095	5,048	5,048	6,209	6,209

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

•

At December 31, 2008, the fair value of debt before hedging (and credit spread) was € 3,722 million.

•

At December 31, 2008, the fair value of the debt after hedging (and credit spread) was € 3,651 million.

•

At December 31, 2007, the fair value of debt before hedging (and credit spread) was € 4,679 million.

•

At December 31, 2007, the fair value of the debt after hedging (and credit spread) was € 4,676 million.

•

At December 31, 2006, the fair value of debt before hedging (and credit spread) was € 6,365 million.

•

At December 31, 2006, the fair value of the debt after hedging (and credit spread) was € 6,339 million.

Alcatel-Lucent - 2008 annual report on form 20-F - 239

Back to Contents

i/

Credit rating

Credit ratings of Alcatel-Lucent and Lucent post business combination

At February 3, 2009, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Ba3	Not Prime	Negative	November 7, 2007	April 3, 2008
Standard & Poor’s	BB-	B	On Credit Watch with negative implication	December 5, 2006	December 12, 2008

At February 3, 2009, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	BB-	B-1	On Credit Watch with negative implication	December 5, 2006	December 12, 2008
(1) Except for preferred notes and bonds that continue to be rated (last update November 7, 2007).

Moody’s: on April 3, 2008, Moody’s had affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

On November 7, 2007, Moody’s had lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating of the senior debt of the Group, from Ba2 to Ba3. The Not-Prime rating was confirmed for the short-term debt. The stable outlook was maintained. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B1 to B2.

On March 29, 2007, the rating for senior, unsecured debt of Lucent was upgraded to Ba2, thus aligning Lucent’s rating with Alcatel-Lucent at the time. The subordinated debt and trust preferred notes of Lucent Technologies Capital Trust were rated at B1. On December 11, 2006, Lucent’s Corporate Family Rating was withdrawn based upon the premise that the management of the two entities would be fully integrated over the following several months. Lucent’s obligations were upgraded to a range of B3 to Ba3.

Standard & Poor’s: on December 12, 2008, Standard & Poor’s placed on Credit Watch with negative implications the long-term corporate credit ratings of Alcatel-Lucent and Lucent, as well as all issue ratings on both companies. At the same time, the long-term credit ratings were affirmed.

On July 31, 2008, Standard & Poor’s revised to negative from stable its outlook on Alcatel-Lucent and Lucent long-term corporate credit ratings. At the same time, the long and short-term debt ratings of Alcatel-Lucent and of Lucent were affirmed.

 On March 19, 2008, the remainder of Lucent’s senior unsecured debt was raised to BB-. The trust preferred notes of  Lucent Technologies Capital Trust were rated B-.

On September 13, 2007, Standard & Poor’s reset the outlook of the long-term corporate credit rating of Alcatel-Lucent and of Lucent. Both outlooks were revised from Positive to Stable. At the same time, Alcatel-Lucent’s BB- long term corporate rating, which had been set on December 5, 2006, was affirmed. The Alcatel-Lucent B short-term corporate credit rating and the Lucent B-1 short-term credit rating, both of which had been affirmed on December 5, 2006, were also confirmed.

On June 4, 2007, the ratings of Lucent’s Series A and Series B 2.875% senior unsecured debt were raised to BB- from B+ and the B+ rating of Lucent’s remaining senior unsecured debt was affirmed.

On December 5, 2006, Lucent’s long-term corporate credit rating was equalized with that of Alcatel-Lucent to BB-.

Credit ratings of historical Alcatel and Lucent pre-business combination

RECENT HISTORY OF ALCATEL-LUCENT’S LONG-TERM DEBT CREDIT RATING

Date	Moody’s	Date	Standard & Poor’s
December 11, 2006	Ba2 – Outlook Stable	December 5, 2006	BB- – Outlook Positive
April 3, 2006	Ba1 – Under review	March 24, 2006	BB – On credit watch
April 11, 2005	Ba1 – Outlook Positive	November 10, 2004	BB – Outlook Stable

RECENT HISTORY OF LUCENT’S LONG-TERM DEBT CREDIT RATING

Date	Moody’s (Corporate Family Rating)	Date	Standard & Poor’s
December 11, 2006	Withdrawn	December 5, 2006	BB- (1)
May 16, 2005	B1	March 10, 2004	B
(1) While the S&P long-term corporate credit rating for Lucent is BB-, its long-term senior debt securities are rated B+.

Alcatel-Lucent - 2008 annual report on form 20-F - 240

Back to Contents

Rating clauses affecting Alcatel-Lucent and Lucent debt at December 31, 2008

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

j/

Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a € 1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). This facility replaced the undrawn €1.0 billion syndicated facility, maturing in June 2009. On March 21, 2008, € 837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt. The facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of these 2008 financial statements.

NOTE 27 PROVISIONS

a/

Balance at closing

(in millions of euros)	2008	2007	2006
Provisions for product sales	575	557	599
Provisions for restructuring	595	698	413
Provisions for litigation	392	366	419
Other provisions	862	945	935
TOTAL (1)	2,424	2,566	2,366
(1) Of which:
– portion expected to be used within one year	1,630	1,421	1,461
– portion expected to be used after one year	794	1,145	905

b/

Change during 2008

(in millions of euros)	December 31, 2007	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2008
Provisions for product sales(1)	557	354	(292)	(135)	-	91	575
Provisions for restructuring	698	563	(588)	(30)	-	(48)	595
Provisions for litigation	366	52	(22)	(20)	-	16	392
Other provisions	945	82	(68)	(154)	-	57	862
TOTAL	2,566	1,051	(970)	(339)	-	116	2,424
Effect on the income statement:
• income (loss) from operating activities before restructuring, impairment of assets, capital gain on disposal of consolidated entities and post-retirement benefit plan amendments		(443)		208			(235)
• restructuring costs		(556)		30			(526)
• post-retirement benefit plan amendments (2)		(18)		-			(18)
• other financial income (loss)		(20)		30			10
• income taxes		(12)		31			19
• income (loss) from discontinued operations and gain/(loss) on disposal of consolidated shares		(2)		40			38
TOTAL		(1,051)		339			(712)

(1)

Excluding provisions for product sales on construction contracts, which are accounted for in amounts due to/from customers on construction contracts (see Note 18).

(2)

Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement. The reserve of € 18 million as of December 31, 2008 related to the litigation disclosed in Note 21 (Lucent’s employment and benefits related cases) that concerns a previous healthcare plan amendment has been posted in this specific line item.

Alcatel-Lucent - 2008 annual report on form 20-F - 241

Back to Contents

At period-end, contingent liabilities exist with regard to ongoing tax disputes and outstanding litigations related to the Foreign Corrupt Practices Act (FCPA) as disclosed in Note 34 a, b and c. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved as of December 31, 2008.

c/

Analysis of restructuring provisions

(in millions of euros)	2008	2007	2006
Opening balance	698	413	417
Utilization during the period	(588)	(530)	(263)
Charge of the period (1)	533	815	243
Effect of acquisition (disposal) of consolidated subsidiaries	-	-	34
Cumulative translation adjustments and other changes	(48)	-	(18)
CLOSING BALANCE	595	698	413

(1)

For 2008, total restructuring costs were € 562 million (see d/ below), representing € 38 million of costs, a valuation allowance of assets of € 35 million and € 489 million of new restructuring plans and adjustments to previous plans. In addition, a finance cost of € 6 million, related to reversing the discount element included in provisions, was recorded in other financial income (loss).

For 2007, total restructuring costs were € 856 million (see d/ below), representing € 186 million of costs, a valuation allowance of assets of € 47 million and € 623 million of new restructuring plans and adjustments to previous plans. In addition, a finance cost of € 6 million, related to reversing the discount element included in provisions, was recorded in other financial income (loss).

For 2006, total restructuring costs were € 707 million (see d/ below), representing € 137 million of costs and € 470 million of valuation allowances or write-offs of assets mainly associated with the discontinuance of certain product lines (please refer to Note 3 regarding the Nortel deal) for which the Group was committed at year end, € 100 million of new restructuring plans or adjustments to previous plans (accounted for in restructuring costs) and € 6 million recorded in other financial income (loss) for the amount related to reversing the discount element included in provisions.

d/

Restructuring costs

(in millions of euros)	2008	2007	2006
Social costs	(489)	(623)	(100)
Valuation allowances or write-offs of assets (1)	(35)	(47)	(470)
Other monetary costs	(38)	(186)	(137)
TOTAL RESTRUCTURING COSTS	(562)	(856)	(707)
(1) For 2006, mainly related to the discontinuance of some product lines following the business combination with Lucent and the acquisition of Nortel’s UMTS technologies (refer to Note 3 and 13).

NOTE 28 MARKET-RELATED EXPOSURES

The Group has a centralized treasury management in order to minimize the Group’s exposure to market risks, including interest rate risk, foreign exchange risk, and counterparty risk. The Group uses derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates. These instruments are not complex and the determination of their fair values does not represent any particular difficulties.

Alcatel-Lucent’s debt is issued in euros and in U.S. dollars. Interest rate derivatives are used primarily to convert fixed rate debt into floating rate debt.

Estimated future cash flows (for example firm commercial contracts or commercial bids) are hedged by forward foreign exchange transactions or currency options.

Alcatel-Lucent - 2008 annual report on form 20-F - 242

Back to Contents

a/

Interest rate risk

Derivative financial instruments held at December 31, 2008 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2008, 2007 and 2006, outstanding interest rate derivatives have the following characteristics:

i. Outstanding interest rate derivatives at December 31

ANALYSIS BY TYPE AND MATURITY DATE

(in millions of euros)	2008					2007	2006
	Contract notional amountsMaturity date			Total	Market value	Total	Market value	Total	Market value
	Less than one year	1 to 5 years	After 5 years
Interest rate swaps
Pay fixed rate	4,366	6,583	41	10,990	(383)	11,151	(174)	7,942	(25)
Pay floating rate	5,671	7,480	460	13,611	452	13,104	178	10,177	54
Caps
Buy						68	0	1,515	3
Sell						68	0	1,515	(3)
Options on interest rate swaps USD Libor
Buy						-	-	-	-
Sell						-	-		-
TOTAL MARKET VALUE					69		4		29

ANALYSIS BY ACCOUNTING CATEGORY

	Market value
(in millions of euros)	2008	2007	2006
Fair value hedges	71	3	26
Cash flow hedges	-	-	-
Instruments not qualifying for hedge accounting	(2)	1	3
TOTAL	69	4	29

ii. Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would increase interest expense by € 22 million for 2008 (€ 19 million in 2007 and € 21 million in 2006).

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by € 42 million for 2008 (€ 47 million in 2007 and € 66 million in 2006).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

An immediate increase in interest rates of 1%, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would decrease shareholders’ equity by € 6 million.

Interest rate sensitivity in terms of mark-to-market

An increase of 1% of the interest rate curve, applied to interest rate derivatives qualified as a fair value hedge would have a negative impact of € 37 million in 2008 (€ 32 million in 2007 and € 46 million in 2006).

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge would have a corresponding positive impact of € 37 million in 2008 (€ 32 million in 2007 and € 46 million in 2006).

The impact on income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest rate derivatives that do not qualify for hedge accounting, would not have a significant impact on the income statement.

An increase of 1% of the interest rate curve, applied to financial debt after taking into account hedging instruments, would have a positive impact of € 49 million on its market value for 2008 (€ 209 million in 2007 and € 449 million for 2006). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would have an impact neither on the income statement nor on shareholders’ equity.

Alcatel-Lucent - 2008 annual report on form 20-F - 243

Back to Contents

(in millions of euros)	2008				2007				2006
	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%
Assets
Marketable securities	906	906	7	(7)	894	894	10	(10)	1,942	1,942	10	(11)
Cash	3,687	3,687	-	-	4,377	4,377	-	-	4,749	4,749	-	-
SUBTOTAL	4,593	4,593	7	(7)	5,271	5,271	10	(10)	6,691	6,691	10	(11)
Liabilities
Convertible bonds	(2,387)	(1,779)	(47)	44	(2,273)	(2,051)	(136)	123	(2,682)	(2,768)	(314)	273
Non convertible bonds	(2,320)	(1,555)	(42)	42	(2,381)	(2,234)	(134)	118	(2,672)	(2,741)	(256)	221
Other financial debt	(388)	(388)	-	-	(394)	(394)	-	-	(855)	(856)	(1)	1
SUBTOTAL	(5,095)	(3,722)	(89)	86	(5,048)	(4,679)	(270)	241	(6,209)	(6,365)	(571)	495
Interest rate derivative	71	71	40	(37)	3	3	34	(32)	26	26	49	(46)
Loan to co-venturer-financial asset	42	42	-	-	45	45	-	-	-	-	-	-
DEBT/CASH POSITION	(389)	984	(42)	42	271	640	(226)	199	508	352	(512)	438

b/

Currency risk

i. Outstanding currency derivatives at December 31

ANALYSIS BY TYPE AND CURRENCY

(in millions of euros)	2008					2007		2006
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Buy/Lend foreign currency
Forward exchange contracts	2,151	145	390	2,686	(77)	2,735	(52)	1,604	(18)
Short-term exchange swaps	347	281	53	681	(61)	500	(5)	-	-
Cross currency swaps	-	-	-	-	-	-	-	1,063	(19)
Currency option contracts:
• Buy call	-	82	135	217	16	1,697	29	1,120	5
• Sell put	304	-	3,682	3,986	38	3,081	(34)	3,339	(35)
TOTAL	2,802	508	4,260	7,570	(84)	8,013	(62)	7,126	(67)

Alcatel-Lucent - 2008 annual report on form 20-F - 244

Back to Contents

(in millions of euros)	2008					2007		2006
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Sell/Borrow foreign currency
Forward exchange contracts	1,218	76	305	1,599	(11)	2,466	74	2,644	30
Short-term exchange swaps	1,496	131	138	1,765	(6)	915	15	1,283	20
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Sell call	-	82	190	272	(17)	1,553	(23)	911	(4)
• Buy put	304	-	3,347	3,651	(36)	3,870	71	4,223	52
TOTAL	3,018	289	3,980	7,287	(70)	8,804	137	9,061	98
Total market value					(154)		75		31

ANALYSIS BY TYPE AND MATURITY

(in millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total
Buy/Lend
Forward exchange contracts	2,686	-	-	2,686
Short-term exchange swaps	681	-	-	681
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	217	-	-	217
• Sell put	3,986	-	-	3,986
TOTAL	7,570			7,570

(in millions of euros)	Maturity date
	Less than 1 year	1 to 5 years	After 5 years	Total
Sell/Borrow
Forward exchange contracts	1,599	-	-	1,599
Short-term exchange swaps	1,765	-	-	1,765
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	272	-	-	272
• Sell put	3,651	-	-	3,651
TOTAL	7,287			7,287

ANALYSIS BY ACCOUNTING CATEGORY

	Market value
(in millions of euros)	2008	2007	2006
Fair value hedges	(117)	34	18
Cash flow hedges	(6)	(10)	3
Instruments not qualifying for hedge accounting	(31)	51	10
TOTAL	(154)	75	31

ii. Exchange rate sensitivity

The most used cross currencies in the Group are USD against EUR, GBP against USD and USD against CNY. The sensitivity is calculated by increasing or decreasing USD by 6% against other currencies.

An increase of foreign currency exchange rates versus euro of 6%, applied to foreign exchange derivatives, would have a negative impact of € 42 million in 2008 (against € 50 million in 2007 and € 92 million in 2006). This impact would affect the income statement only for foreign exchange derivatives, which do not qualify for hedge accounting.

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in foreign currency exchange rate would have a negative impact of € 39 million in 2008 (against € 37 million in 2007 and € 73 million in 2006). However, this negative effect would be offset by a positive impact due to the re-evaluation of the underlying items. The impact on income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in foreign currency exchange rate would have a positive impact of € 12 million on shareholders’ equity in 2008 (against a positive impact of € 17 million in 2007 and a negative impact of € 3 million in 2006).

Alcatel-Lucent - 2008 annual report on form 20-F - 245

Back to Contents

	2008			2007			2006
(in millions of euros)	Fair value	Fair value variation if USD falls by 6%	Fair value variation if USD rises by 6%	Fair value	Fair value variation if USD falls by 6%	Fair value variation if USD rises by 6%	Fair value	Fair value variation if USD falls by 6%	Fair value variation if USD rises by 6%
Outstanding foreign exchange derivatives
Fair value hedges	(117)	34	(39)	34	37	(37)	18	76	(73)
Cash flow hedges	(6)	(12)	12	(10)	(16)	17	3	(4)	3
Derivatives not qualifying for hedge accounting	(31)	17	(15)	51	47	(30)	10	36	(22)
TOTAL OUTSTANDING DERIVATIVES	(154)	39	(42)	75	68	(50)	31	108	(92)
Impact of outstanding derivatives on financial result	(10)	16	(14)	10	8	(7)	(1)	14	(13)
Impact of outstanding derivatives on income (loss) from operating activities	(21)	1	(1)	41	39	(23)	11	22	(9)
Impact of outstanding derivatives on shareholders’ equity	(6)	(12)	12	(10)	(16)	17	3	(4)	3

iii. Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(in millions of euros)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2005	2
Changes in fair value (1)	(5)
Reclassification of gains or losses to income statement (1)	(2)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2006	(5)
Changes in fair value	(7)
Reclassification of gains or losses to income statement (1)	2
Cash flow hedges accounted for in shareholders’ equity at December 31, 2007	(10)
Changes in fair value	(9)
Reclassification of gains or losses to income statement (1)	19
CASH FLOW HEDGES ACCOUNTED FOR IN SHAREHOLDERS’ EQUITY AT DECEMBER 31, 2008	0

(1)

The amounts recognized directly in the shareholders’ equity indicated in this schedule differ from the one disclosed in the Statement Of Recognized Income and Expense (SORIE) in page 5, due to the amounts related to discontinued activities and commodities derivatives, which are excluded in the above schedule.

c/

Stock market risk

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

d/

Credit risk

i. Maximum exposure to credit risk

The Group considers that its exposure is as follows:

(in millions of euros)	2008	2007	2006
Trade receivables and related accounts	4,330	4,163	3,877
Marketable securities	906	894	1,942
Cash and cash equivalents	3,687	4,377	4,749
Other financial assets	696	704	803
Foreign exchange derivative assets (1)	185	203	101
Interest rate derivative assets (1)	451	217	116
Other assets (1)	1,409	1,086	992
Financial guarantees and off-balance sheet commitments (2)	501	547	639
MAXIMUM EXPOSURE TO CREDIT RISK	12,165	12,191	13,219
(1) See Note 21. (2) See Note 31.

Alcatel-Lucent - 2008 annual report on form 20-F - 246

Back to Contents

ii. Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 20% of trade receivables.

iii. Outstanding financial assets not impaired

(in millions of euros)	Carrying value at December 31, 2008	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and related accounts
Interest-bearing receivables	202	202	-	-	-	-	-
Other trade receivables	4,335	3,523	370	134	60	41	605
Gross value	4,537
Valuation allowance	(207)
NET VALUE	4,330	3,725	370	134	60	41	605

(in millions of euros)	Carrying value at December 31, 2007	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and related accounts
Interest-bearing receivables	263	263	-	-	-	-	-
Other trade receivables	4,087	3,067	223	205	94	54	576
Gross value	4,350
Valuation allowance	(187)
NET VALUE	4,163	3,363	223	205	94	54	576

(in millions of euros)	Carrying value at December 31, 2006	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and related accounts
Interest-bearing receivables	296	296	-	-	-	-	-
Other trade receivables	3,773	3,067	122	263	122	7	514
Gross value	4,069
Valuation allowance	(192)
NET VALUE	3,877	3,363	122	263	122	7	514

Other overdue financial assets not impaired are not material.

Alcatel-Lucent - 2008 annual report on form 20-F - 247

Back to Contents

iv. Changes to trade receivable valuation allowances

(in millions of euros)	Amounts
Valuation allowance at December 31, 2005	(228)
Net result impact	(18)
Write-offs	25
Translation adjustments	7
Other changes	22
Valuation allowance at December 31, 2006	(192)
Net result impact	(3)
Write-offs	38
Translation adjustments	4
Other changes	(34)
Valuation allowance at December 31, 2007	(187)
Net result impact	(17)
Write-offs	22
Translation adjustments	(4)
Other changes	(21)
VALUATION ALLOWANCE AT DECEMBER 31, 2008	(207)

v. Credit Risk on derivatives

The Group is exposed to credit risk on its marketable securities, cash, cash equivalents and financial derivative instruments if a counterparty defaults on its commitments. The Group diversifies the counterparties in order to dilute the credit risk. This risk is followed daily, with strict limits based on the counterparties’ rating. All counterparties are classified in the investment grade category as of December 31, 2008. The exposure, with regard to each counterparty is calculated by taking into account the nature and duration of the transactions as well as the volatility and fair value of the marketable securities, cash, cash equivalents and financial derivative instruments.

e/

Liquidity risk

i. Liquidity risk on the financial debt

The Group considers that its available treasury, the expected proceeds from the sale of its share in Thales and the available syndicated bank credit facility are sufficient to cover its operating expenses and capital expenditures and its financial debt requirements for the next twelve months.

See Note 31 Contractual obligations and disclosures related to off balance sheet commitments.

ii. Liquidity risk on foreign exchange derivatives

The mark-to-market of foreign exchange derivatives (see part B, paragraph a/ Outstanding currency derivatives at December 31) appropriately conveys the liquidity risk.

Assets and liabilities related to foreign exchange derivatives are given in Note 21 Other assets and liabilities.

iii. Liquidity risk on guarantees and off-balance sheet commitments

See Note 31 Contractual obligations and disclosures related to off balance sheet commitments.

NOTE 29 CUSTOMERS’ DEPOSITS AND ADVANCES

(in millions of euros)	2008	2007	2006
Advance payments received on construction contracts (1)	333	403	332
Other deposits and advances received from customers	660	668	656
TOTAL CUSTOMERS’ DEPOSITS AND ADVANCES	993	1,071	988
Of which:
• portion due within one year	930	1,025	846
• portion due after one year	63	46	142
(1) Including amounts reported in the balance sheet captions “amounts due to/from customers on construction contracts” (€ 64 million in 2008, € 224 million for 2007 and € 210 million for 2006).

Alcatel-Lucent - 2008 annual report on form 20-F - 248

Back to Contents

NOTE 30 NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL, INTEREST AND TAXES

(in millions of euros)	2008	2007	2006
Net income (loss) attributable to the equity holders of the parent	(5,215)	(3,518)	(106)
Minority interests	42	41	45
Adjustments:
Depreciation and amortization of tangible and intangible assets	1,241	1,456	631
Of which impact of capitalized development costs	308	261	277
Impairment of assets	4,725	2,944	141
Post-retirement benefit plan amendment	(47)	(258)	-
Changes in pension and other post-retirement benefit obligations, net	(452)	(679)	(122)
Provisions, other impairment losses and fair value changes	71	641	516
Net (gain) loss on disposal of assets	(74)	(129)	(134)
Share in net income (losses) of equity affiliates (net of dividends received)	(55)	(66)	(8)
(Income) loss from discontinued operations	(33)	(610)	(158)
Finance costs	212	173	98
Share-based payments	85	102	63
Taxes and related reduction of goodwill	153	316	(37)
SUB-TOTAL OF ADJUSTMENTS	5,826	3,890	990
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL, INTEREST AND TAXES	653	413	929

NOTE 31 CONTRACTUAL OBLIGATIONS AND DISCLOSURES RELATED TO OFF BALANCE SHEET COMMITMENTS

a/

Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2008. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated balance sheet.

(in millions of euros)	Maturity date				Total
Contractual payment obligations	Less than one year	2010-2011	2012-2013	2014 and after
Financial debt (excluding finance leases)	1,097	1,397	398	2,203	5,095
Finance lease obligations	-	-	-	-	-
Equity component of convertible bonds	-	264	272	110	646
SUB-TOTAL – INCLUDED IN BALANCE SHEET	1,097	1,661	670	2,313	5,741
Finance costs on financial debt (1)	259	431	364	1,190	2,244
Operating leases	238	419	288	351	1,296
Commitments to purchase fixed assets	38	-	-	-	38
Unconditional purchase obligations (2)	144	37	-	-	181
SUB TOTAL – COMMITMENTS NOT INCLUDED IN BALANCE SHEET	679	887	652	1,541	3,759
TOTAL – CONTRACTUAL OBLIGATIONS	1,776	2,548	1,322	3,854	9,500

(1)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24. If all outstanding debentures at December 31, 2008 were not redeemed at their respective put dates, an additional finance cost of approximately € 420 million (of which € 39 million would be incurred in 2010-2011 and the remaining part in 2012 or later) would be incurred until redemption at their respective contractual maturities.

(2)

Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(3-) Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 25 for a summary of our expected contributions to these plans.

Alcatel-Lucent - 2008 annual report on form 20-F - 249

Back to Contents

b/

Off balance sheet commitments

Off balance sheet commitments of the Group were primarily as follows:

•

certain guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions);

•

guarantee relating to the maximum intraday bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

•

guarantees given under securitization programs or on sale of receivables (see description below).

Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

Guarantees given in the normal course of the Group’s business are presented below.

For guarantees given for contract performance, only those granted by financial institutions are presented below:

(in millions of euros)	2008	2007	2006
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,232	1,172	1,454
Discounted notes receivables	5	3	8
Other contingent commitments	770	797	782
SUB-TOTAL - CONTINGENT COMMITMENTS	2,007	1,972	2,244
Secured borrowings (1)	24	25	60
Cash pooling guarantee	473	522	579
TOTAL – CONTINUING ACTIVITIES	2,504	2,519	2,883
Commitments of discontinued activities (2)	-	54	794
TOTAL – INCLUDING DISCONTINUED ACTIVITIES	2,504	2,573	3,677

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

Contingent commitments at December 31, 2008

(in millions of euros)	Maturity date
Contingent commitments	Less than one year	1 to 3 years	4 to 5 years	After 5 years	Total
Guarantees on Group contracts (1)	629	340	5	21	996
Guarantees on third-party contracts	138	68	13	17	236
Discounted notes receivable and other	5	-	-	-	5
Other contingent commitments	388	228	92	62	770
TOTAL	1,160	636	111	100	2,007
Counter guarantees received	111	67	51	64	293
(1) Reflected in balance sheet.

The amounts reflected in the preceding tables represent the maximum potential amounts of future payments (undiscounted) that the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for the Group’s benefit, which are included in the “counter-guarantees received” line.

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

Guarantees given on Group construction contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2008” of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel-Lucent will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the caption “provisions” (see Note 27) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in balance sheet”.

Alcatel-Lucent - 2008 annual report on form 20-F - 250

Back to Contents

Commitments, which are related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees on Group contracts” as long as the legal release of the guarantee has not been obtained.

Additionally, most of the performance guarantees given to Group customers are insured. The evaluation of risk related to guarantees takes into account the insurance proceeds that may be received in case of a claim.

Guarantees given on third-party construction contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was € 2 million at December 31, 2008 (€ 2 million at December 31, 2007 and € 2 million at December 31, 2006).

Alcatel-Lucent licenses to its customers software and rights to use intellectual property that might provide the licensees with an indemnification against any liability arising from third-party claims of patent, copyright or trademark infringement. Alcatel-Lucent cannot determine the maximum amount of losses that Alcatel-Lucent could incur under this type of indemnification, because Alcatel-Lucent often may not have enough information about the nature and scope of an infringement claim until it has been submitted.

Alcatel-Lucent indemnifies its directors and certain of its current and former officers for third-party claims alleging certain breaches of their fiduciary duties as directors or officers. Certain costs incurred for providing such indemnification may be recovered under various insurance policies. Alcatel-Lucent is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these exposures are not capped and due to the conditional nature of its obligations and the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on Alcatel-Lucent’s business, financial condition, results of operations or cash flows.

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2008

(in millions of euros)	Maturity date				Total	Total of the balance sheet caption	% of the balance sheet caption
Guarantees on borrowings and advance payments received	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Security interests granted	-	-	-	-	-	-	-
Other guarantees given	9	7	-	8	24	-	-
TOTAL
Net book value of assets given in guarantee:
• intangible assets	-	-	-	-	-	2,567	0.00%
• tangible assets	-	-	-	-	-	1,351	0.00%
• financial assets	-	-	-	-	-	696	0.00%
• inventories and work in progress	-	-	-	-	-	2,196	0.00%
TOTAL	-	-	-	-	-

Guarantee on cash pooling

The cash pooling guarantee is granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries. As of December 31, 2008, this guarantee was € 0.5 billion (€ 0.5 billion as of December 31, 2007 and € 0.6 billion as of December 31, 2006).

Specific commitments of historic Alcatel

Sale of carry-back receivable

In May 2002, historic Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from historic Alcatel’s decision to carry back 2001 tax losses. Until its maturity in May 2007, this receivable was maintained in the consolidated balance sheet with the contra entry in financial debt because of the Group’s ability to recover this receivable before its maturity date.

Alcatel-Lucent was required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale would have been retroactively cancelled in the event of a modification to the law or regulations that would have substantially changed the rights attached to the receivable sold.

Securitization of customer receivables

In December 2003, historic Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables can be sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an overcollateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with SIC 12. This program was temporarily suspended in December 2006. The balance of receivables sold at December 31, 2008, December 31, 2007 and December 31, 2006 was therefore zero. The receivables that were sold prior to these dates were maintained in the consolidated balance sheet and were € 61 million at December 31, 2005. The December 2006 freeze has no impact on the Group’s balance sheet.

At December 31, 2008, the maximum amount of receivables that could be sold amounted to € 150 million (€ 150 million at December 31, 2007 and € 150 million at December 31, 2006), representing a credit line available to the Group. This amount can be increased to € 250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.

Alcatel-Lucent - 2008 annual report on form 20-F - 251

Back to Contents

Specific commitments of Lucent

Lucent’s Separation Agreements

Lucent is party to various agreements that were entered into in connection with the separation of Lucent and former affiliates, including AT&T, Avaya, LSI Corporation (former Agere Systems before merging with LSI Corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Lucent and the former affiliates agreed to allocate certain liabilities related to each other’s business, and agreed to share liabilities based on certain allocations and thresholds. Lucent is not aware of any material liabilities to its former affiliates as a result of the separation agreements that are not otherwise reflected in the consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Lucent.

Lucent’s Other Commitments

Contract Manufacturers

Lucent outsources most of its manufacturing operation to electronic manufacturing service (EMS) providers. Until 2008, two EMS providers, Celestica and Solectron (acquired by Flextronics in October 2007), had exclusive arrangements with Lucent to supply most of Lucent-designed wireless and wireline products. Although no longer exclusive suppliers, Celestica continues to manufacture most of Lucent’s existing wireless products and Solectron continues to consolidate the outsourced manufacturing of Lucent’s portfolio of wireline products. Lucent generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual obligations schedule, presented above in Note 31a, does not include any commitments related to Contract Manufacturers.

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

Lucent remains secondarily liable for approximately $ 105 million of lease obligations as of December 31, 2008 ($ 131 million as of December 31, 2007 and $ 162 million as of December 31, 2006), that were assigned to Avaya, LSI Corporation (former Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor under assigned leases may terminate or restructure the lease obligation before its original maturity and thereby relieve Lucent of its secondary liability. Lucent generally has the right to receive indemnity or reimbursement from the assignees and Alcatel-Lucent has not reserved for losses on this form of guarantee.

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

Subordinated guaranties provided to some Alcatel-Lucent and Lucent Technologies Inc. (“Lucent”) public bonds

Alcatel-Lucent guaranty of Lucent Technologies Inc. 2.875% Series A & B Convertibles

On December 29, 2006, Alcatel-Lucent provided its full and unconditional guaranty to Lucent’s 2.875% Series A Convertible Senior Debentures due 2023 and to Lucent’s 2.875% Series B Convertible Senior Debenture due 2025. These guaranties were delivered in the frame of a joint solicitation of consent from the holders of such debentures and are unsecured and subordinated to Alcatel-Lucent’s senior debt.

Lucent guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent provided its full and unconditional guaranty to the following Alcatel-Lucent public bonds:

•

4.375% EUR due February 2009;

•

OCEANE 4.75% due January 2011;

•

6.375% EUR due April 2014.

These guaranties are unsecured and subordinated to Lucent’s senior debt.

Alcatel-Lucent - 2008 annual report on form 20-F - 252

Back to Contents

NOTE 32 RELATED PARTY TRANSACTIONS

Related parties are mainly:

•

shareholders of Alcatel-Lucent;

•

share of the transactions of jointly controlled entities (consolidated using proportionate consolidation) related to other venturers;

•

investments in associates (accounted for using equity method);

•

non-consolidated entities;

•

key management personnel.

To the Group’s knowledge, shareholders holding 5% or more of the parent company’s share capital are:

•

Brandes Investment Partners; and

•

T. Rowe Price Group. Inc.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2008, 2007 and 2006 were as follows:

(in millions of euros)	2008	2007	2006
Revenues
Non-consolidated affiliates	37	35	39
Joint ventures	-	-	-
Equity affiliates	15	18	27
Cost of sales
Non-consolidated affiliates	(42)	(24)	(41)
Joint ventures	(25)	(39)	(128)
Equity affiliates	(10)	(10)	(38)
Research and development costs
Non-consolidated affiliates	(6)	(4)	(7)
Joint ventures	-	-	(17)
Equity affiliates	(5)	(53)	(48)

Outstanding balances arising from related party transactions at December 31, 2008, 2007 and 2006 were as follows:

(in millions of euros)	2008	2007	2006
Other assets
Non-consolidated affiliates	26	23	31
Joint ventures	5	2	2
Equity affiliates	11	16	24
Valuation allowances		-	(12)
Other liabilities
Non-consolidated affiliates	(17)	(4)	(10)
Joint ventures	-	-	(17)
Equity affiliates	(20)	(35)	(23)
Cash (financial debt), net
Non-consolidated affiliates	-	-	(1)
Joint ventures	(42) (1)	(45) (1)	(60)
Equity affiliates	(27)	(21)	(30)
(1) Loan to a co-venturer (refer to Note 26).

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2008, 2007 and 2006, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:

Alcatel-Lucent - 2008 annual report on form 20-F - 253

Back to Contents

RECORDED EXPENSE IN RESPECT OF COMPENSATION AND RELATED BENEFITS ATTRIBUTABLE TO KEY MANAGEMENT PERSONNEL DURING THE YEAR

(in millions of euros)	2008	2007	2006
Short-term benefits
Fixed remuneration	5	4	7
Variable remuneration (1)	4	4	5
Directors’ fees	1	1	1
Employer’s social security contributions	3	2	5
Termination benefits and retirement indemnities	8	7	7
Other benefits
Post-employment benefits	2	4	6
Share-based payments (stock option plans)	8	6	4
TOTAL	31	28	35
(1) Variable remuneration and retention bonuses.

NOTE 33 EMPLOYEE BENEFIT EXPENSES, STAFF TRAINING RIGHTS AND AUDIT FEES

a/

Employee benefit expenses and staff training rights

(in millions of euros)	2008	2007	2006
Wages and salaries (1)	5,266	5,494	3,392
Restructuring costs (2)	489	623	100
Post-retirement benefit plan amendment (3)	(65)	(258)	-
Financial component of pension and post-retirement benefit costs (4)	(349)	(544)	(31)
NET EMPLOYEE BENEFIT EXPENSES	5,341	5,315	3,461

(1)

Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

(2)

See Note 27d.

(3)

See Note 25f.

(4)

See Note 8.

The law of May 4, 2004 in France provides French company employees with the right to receive individual training of at least 20 hours per year that can be accumulated over six years. Rights related to terminated or dismissed employees exercised during the notice period and rights exercised by employees considered as not adapted to the needs of their employer or not professional in nature, are assimilated to short and long-term employee benefits as defined in IAS 19 and have been provided for accordingly. All other rights are accounted for as incurred, as Alcatel-Lucent expects to receive economic benefits from the future training to be taken that will exceed the costs to be incurred to settle the present obligation.

Accumulated individual staff training rights represented 953,570 hours at December 31, 2008 (844,515 hours at December 31, 2007 and 652,811 hours at December 31, 2006). Rights exercised so far are not material.

b/

Audit fees

The unaudited amount of audit fees is disclosed in section 11.4 of the 20-F, which is available on Internet (http://alcatel-lucent.com).

Alcatel-Lucent - 2008 annual report on form 20-F - 254

Back to Contents

NOTE 34 CONTINGENCIES

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

a/

Costa Rica

Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT”), or other Alcatel subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel commenced an investigation into this matter, which is ongoing.

Alcatel terminated the employment of the then-president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT. CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on CIT’s suspicion of their complicity in a bribery scheme and misappropriation of funds. The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and Alcatel-Lucent has stated it will cooperate fully in any inquiry or investigation into these matters. The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”) and the federal securities laws. In connection with that investigation, the DOJ and the SEC also have requested information regarding Alcatel’s operations in other countries. If the DOJ or the SEC determine that violations of law have occurred, they could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel-Lucent.

In connection with these allegations, on December 19, 2006, the DOJ indicted the former CIT employee on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a Plea Agreement in the U.S. District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA. On September 23, 2008, the former CIT employee was sentenced to 30 months’ imprisonment, three years’ supervised release, the forfeiture of U.S. $ 261,500 and a U.S. $ 200 special assessment.

Neither the DOJ nor the SEC has informed Alcatel-Lucent what action, if any, they will take against Alcatel-Lucent and its subsidiaries.

Nothing has been reserved so far due to the lack of reliable estimate of any potential impact on this litigation.

In connection with the aforementioned allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Two of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S. $ 52 million (in the case of the Attorney General’s Office) and U.S. $ 20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S. $ 71.6 million. No formal notice of a revised civil claim has so far been received by CIT.

Alcatel-Lucent intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these claims.

French authorities are also conducting an investigation of CIT’s payments to consultants in the Costa Rica matter.

Alcatel-Lucent is cooperating with the U.S., French and Costa Rican authorities in the respective investigations described above.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of U.S. $ 59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S. $ 59.8 million and call the performance bond. CIT was notified of this ICE resolution on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S. $ 64.7 million in the aggregate.

In June 2008, CIT filed an administrative appeal against the resolution mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S. $ 44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the $ 15.1 million performance bond amount is to be reimbursed to CIT and (ii) the $ 44.7 million claim is to remain suspended until final resolution by the competent Court of the case. Following a clarification request filed by ICE, the Court finally decided that the $ 15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008 CIT filed a claim against ICE requesting the court to overrule ICE’s contractual resolution regarding the 400KL GSM Contract and claiming compensation for the damages caused to CIT.

Alcatel-Lucent - 2008 annual report on form 20-F - 255

Back to Contents

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years.

Alcatel-Lucent is unable to predict the outcome of these investigations and civil lawsuits and their effect on CIT’s business. If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent expects to generate approximately € 3 million in revenue from Costa Rican contracts in 2009. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent Group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

b/

Taiwan

Certain employees of Taisel, a Taiwanese affiliate of Alcatel-Lucent, and Siemens’s Taiwanese distributor, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Taisel by Taiwan Railways in 2003. It has been alleged that persons in Taisel, Alcatel-Lucent Deutschland AG (a German subsidiary of Alcatel-Lucent involved in the Taiwan Railway contract), Siemens Taiwan, and subcontractors hired by them were involved in a bid-rigging and illicit payment arrangement for the Taiwan Railways contract.

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

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act. That not guilty verdict for Taisel was upheld by the Taiwan High Court and the Taiwan Prosecutor Office has stated that it will not appeal the ruling any further.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

The SEC and the DOJ are also looking into these allegations.

As a Group, Alcatel-Lucent expects to generate approximately € 99 million of revenue from Taiwanese contracts in 2009, of which only a part is generated from governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in, Taiwan would have a material adverse effect on the Alcatel-Lucent Group as a whole.

c/

Kenya

The SEC and the DOJ have asked Alcatel-Lucent to look into payments made in 2000 by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya. Alcatel-Lucent understands that the French authorities are also conducting an investigation to ascertain whether inappropriate payments were received by foreign public officials in connection with such project. Alcatel-Lucent is cooperating with the U.S. and French authorities and has submitted to these authorities its findings regarding those payments.

d/

Government investigations related to Lucent

China

In April 2004, Lucent reported to the DOJ and the SEC that an internal FCPA compliance audit and an outside counsel investigation found incidents and internal control deficiencies in Lucent’s operations in China that potentially involve FCPA violations. Lucent cooperated with those agencies. On December 21, 2007, Lucent entered into agreements with the DOJ and the SEC to settle their respective investigations. Lucent signed a non-prosecution agreement with the DOJ. Pursuant to that agreement, the DOJ agreed not to charge Lucent with any crime in connection with the allegations in China. Lucent agreed to pay a U.S $ 1 million monetary penalty and adopt or modify its existing internal controls, policies, and procedures.

On December 21, 2007, the SEC filed civil charges against Lucent in the United States District Court for the District of Columbia alleging violations of the books and records and internal controls provisions of the FCPA. That same day, Lucent and the SEC entered into a consent agreement, resolving those charges. Pursuant to that consent agreement, Lucent, without admitting or denying the allegations in the SEC’s complaint, agreed to a permanent injunction enjoining Lucent from any future violations of the internal controls and books and records provisions of the FCPA. Lucent further agreed to pay a civil penalty of U.S. $ 1.5 million.

If Lucent abides by the terms of its agreements with the DOJ and the SEC, Lucent does not anticipate any further actions by the DOJ and the SEC with respect to allegations regarding Lucent’s conduct in China.

e/

Lucent’s employment and benefits related cases

Lucent has implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions have led to the filing of cases against Lucent and may lead to the filing of additional cases. Purported Class Action lawsuits have been filed against Lucent in connection with the elimination of the death benefit from its U.S. management pension plan in early 2003. Three such cases have been consolidated into a single action pending in the U.S. District Court in New Jersey, captioned In Re Lucent Death Benefits ERISA Litigation. The elimination of this benefit reduced Lucent future pension obligations by U.S. $ 400 million. The benefit was paid out of the pension plan assets to certain qualified surviving dependents, such as spouses or dependent children of management retirees. The case alleges that Lucent wrongfully terminated this death benefit and requests that it be reinstated, along with other remedies. This case has been dismissed by the court and the appellate court. The time for the plaintiffs to have filed an appeal with the US Supreme court has expired. Another such case, Chastain, et al. v. AT&T, was filed in the U.S. District Court in the Western District of Oklahoma. The Chastain case also involves claims related to changes to retiree health care benefits. That case has also been dismissed, by the court and appellate court, but an appeal to the U.S. Supreme court is possible.

Alcatel-Lucent - 2008 annual report on form 20-F - 256

Back to Contents

In October 2005, a purported Class Action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs in this case allege that Lucent failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case has returned to the court, where limited discovery has been completed.

By Opinion and Order, each dated June 11, 2008, the Court granted in part and denied in part the plaintiffs’ motion for summary judgment (as to liability) and denied Lucent’s cross-motion for summary judgment (also as to liability). Specifically, the Court found that Lucent had violated the Plan’s maintenance of benefits requirement with respect to the 2003 plan year but that the record before the Court contained insufficient facts from which to conclude whether those provisions were violated for years prior to 2003. The Court also “tentatively” ruled that Lucent had not violated the Plan’s maintenance of cost provisions for the years 2004 through 2006. The Court ordered the parties to engage in further discovery proceedings. Finally, the Court denied, without prejudice, the plaintiff’s motion for class certification. On June 26, 2008, Lucent requested the Court to certify the case for appeal to the Third Circuit Court of Appeals in its discretion. This request was denied.

The company believes it has meritorious defenses to the claims for each year and intends to continue to defend this case vigorously. However, as a result of the Court’s findings for 2003, the company established a provision for € 18 million during the second quarter of 2008. The amount was determined based on internal estimates from 2002 of the potential impact of the benefit plan changes for the 2003 plan year. The company is currently unable to determine the actual impact of the related benefit plan changes for the 2003 plan year because, even if the company is finally determined to be liable, the method of determining damages to participants has not been determined. Although the plaintiffs have alleged damages in excess of the amount provided for by the company, the company believes that those amounts are without merit. Because of the Court’s directions with respect to years other than 2003, the company has not reflected any provision for plan years other than 2003.

The Equal Employment Opportunity Commission (EEOC) filed a purported Class Action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California. The case alleges gender discrimination in connection with the provision of service credit to a class of present and former Lucent employees who were on maternity leave prior to 1980 and seeks the restoration of lost service credit prior to April 29, 1979, together with retroactive pension payment adjustments, corrections of service records, back pay and recovery of other damages and attorneys fees and costs. The case is stayed pending the disposition of another case raising similar issues. In the related case, the U.S. Ninth Circuit Court of Appeals recently found against the defendant employer. The defendant employer in the related case has filed an appeal to the U.S. Supreme Court. The Supreme Court heard argument of this case for December 10, 2008.

f/

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

Microsoft

On February 22, 2007, after a three-week trial in the U.S. District Court in San Diego, California, a jury returned a verdict in favor of Lucent against Microsoft in the first of a number of scheduled patent trials. In this first trial involving two of Lucent’s “Audio Patents”, the jury found all the asserted claims of the patents valid and infringed, and awarded Lucent damages in an amount exceeding U.S. $ 1.5 billion. On August 6, 2007, the U.S. District Court in San Diego issued a judgment as a matter of law reversing the jury verdict and entering judgment in favor of Microsoft. On September 25, 2008, the Court of Appeals for the Federal Circuit in Washington, D.C. affirmed the lower court’s ruling.

Lucent, Microsoft and Dell have been involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, certain Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including the trial described above. Additional trials in this case against Microsoft and Dell were held in 2008. In one of the additional San Diego trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately U.S. $ 368 million in damages on additional patents and the Judge granted prejudgment interest on that award on April 28, 2008.

On December 15, 2008, Microsoft and Alcatel Lucent executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations. This settlement included dismissing all pending patent claims in which Alcatel Lucent is a defendant and provided Alcatel Lucent with licenses to all Microsoft patents-in-suit in these cases. Only the appeal of the April 2008 judgment against Microsoft and Dell remains currently pending in the Court of Appeals for the Federal Circuit.

g/

Other Lucent litigation

Winstar

Lucent is a defendant in an adversary proceeding originally filed in U.S. Bankruptcy Court in Delaware by Winstar and Winstar Wireless, Inc. in connection with the bankruptcy of Winstar and various related entities. The trial for this matter concluded in June 2005. The trial pertained to breach of contract and other claims against Lucent, for which the trustee for Winstar was seeking compensatory damages of approximately U.S. $ 60 million, as well as costs and expenses associated with litigation. The trustee was also seeking recovery of a payment Winstar made to Lucent in December 2000 of approximately U.S. $ 190 million plus interest. On December 21, 2005, the judge rendered his decision and the verdict resulted in a judgment against Lucent for approximately U.S. $ 244 million, plus statutory interest and other costs. As a result, Lucent has recognized a U.S. $ 315 million provision (including related interest and other costs of approximately U.S. $ 71 million) as of December 31, 2008. In addition, U.S. $ 328 million of cash is collateralizing a letter of credit that was issued during the second quarter of fiscal year 2006 in connection with this matter. Additional charges for post-judgment interest will be recognized in subsequent periods until this matter is resolved. On April 26, 2007, the U.S. District Court for the District of Delaware affirmed the decision of the Bankruptcy Court. Lucent has filed a notice of appeal of this decision with the United States Court of Appeals.

Alcatel-Lucent - 2008 annual report on form 20-F - 257

Back to Contents

On February 3, 2009, the Court issued its opinion affirming the District Court’s Order with some modification. Lucent is considering its options for further appeal.

h/

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

NOTE 35 EVENTS AFTER THE BALANCE SHEET DATE

There were no events that have a material impact on financial status that occurred between the balance sheet date and February 3, 2009, the date when the Board of Directors authorized the consolidated financial statements for issue. However, the consolidated financial statements will be final once approved at the Annual Shareholder’s Meeting.

Alcatel-Lucent - 2008 annual report on form 20-F - 258

Back to Contents

NOTE 36 MAIN CONSOLIDATED COMPANIES

Company	Country	% control	% interest	Consolidation method
Alcatel-Lucent (2) and (3)	France			Parent company
Operating companies (1)
Alcatel-Lucent Australia Limited	Australia			Full consolidation
Alcatel-Lucent Austria A.G.	Austria			Full consolidation
Alcatel-Lucent Bell NV	Belgium			Full consolidation
Alcatel-Lucent Canada Inc.	Canada			Full consolidation
Alcatel-Lucent Deutschland A.G.	Germany			Full consolidation
Alcatel-Lucent Enterprise	France			Full consolidation
Alcatel-Lucent España S.A.	Spain			Full consolidation
Alcatel-Lucent France	France			Full consolidation
Alcatel-Lucent Portugal SA	Portugal			Full consolidation
Alcatel-Lucent Polska Sp Zoo	Poland			Full consolidation
Alcatel-Lucent Schweiz AG	Switzerland			Full consolidation
Alcatel-Lucent Italia S.p.A.	Italy			Full consolidation
Alcatel-Lucent Mexico SA de CV	Mexico			Full consolidation
Alcatel-Lucent Submarine Networks	France			Full consolidation
Alcatel-Lucent Telecom Limited	U.K.			Full consolidation
Lucent Technologies International Sales Ltd	Ireland			Full consolidation
Alcatel-Lucent Nederland BV	The Netherlands			Full consolidation
Alcatel-Lucent Brasil S/A	Brazil			Full consolidation
Alcatel Shanghai Bell Co, Ltd	China	50	50	Full consolidation (4)
Alcatel Teletas Telekomunikasyon AS	Turkey			Full consolidation
Alcatel-Lucent USA Inc.	U.S.			Full consolidation
LGS Innovations LLC	U.S.			Full consolidation
Alcatel Vacuum Technology France	France			Full consolidation
Alda Marine	France	51	51	Proportionate (5)
Genesys Telecommunications Laboratories, Inc.	U.S.			Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc.	U.S.			Full consolidation
Holdings and other segment (3)
Aerospace, Defense and IT&S
Thales (ex Thomson-CSF) (2)	France	21.05	20.80	Asset held for sale
Financial Holdings
Alcatel-Lucent NV	The Netherlands			Full consolidation
Alcatel-Lucent Participations	France			Full consolidation
Compagnie Financière Alcatel-Lucent	France			Full consolidation
Coralec	France			Full consolidation
Florelec	France			Full consolidation
Alcatel-Lucent Holdings Inc.	U.S.			Full consolidation
Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxemburg			Full consolidation

(1)

Percentages of control and interest equal 100% unless otherwise specified.

(2)

Publicly traded.

(3)

The activities of Alcatel-Lucent, as the parent company, are included under the business segment “Other”.

(4)

Entity controlled by the Group holding 50% plus one shares.

(5)

Entity jointly controlled with Louis Dreyfus & associés holding the 49% remaining shares.

Alcatel-Lucent - 2008 annual report on form 20-F - 259

Back to Contents

NOTE 37 QUARTERLY INFORMATION (UNAUDITED)

Consolidated income statements

2008 (in millions of euros)	Q1	Q2	Q3	Q4	Total
Revenues	3,864	4,101	4,065	4,954	16,984
Cost of sales	(2,467)	(2,669)	(2,746)	(3,308)	(11,190)
Gross profit	1,397	1,432	1,319	1,646	5,794
Administrative and selling expenses	(795)	(751)	(740)	(807)	(3,093)
Research and development expenses before capitalization of development expenses	(741)	(726)	(685)	(706)	(2,858)
Impact of capitalization of development expenses	33	24	21	23	101
Research and development costs	(708)	(702)	(664)	(683)	(2,757)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(106)	(21)	(85)	156	(56)
Restructuring costs	(122)	(265)	(94)	(81)	(562)
Impairment of assets	-	(810)	(5)	(3,910)	(4,725)
Gain/(loss) on disposal of consolidated entities	(1)	-	-	(6)	(7)
Post-retirement benefit plan amendments	-	(18)	63	2	47
Income (loss) from operating activities	(229)	(1,114)	(121)	(3,839)	(5,303)
Interest relative to gross financial debt	(96)	(95)	(97)	(103)	(391)
Interest relative to cash, cash equivalents	48	45	45	41	179
Finance costs	(48)	(50)	(52)	(62)	(212)
Other financial income (loss)	93	100	119	54	366
Share in net income (losses) of equity affiliates	28	28	28	12	96
Income(loss) before income tax, related reduction of goodwill and discontinued operations	(156)	(1,036)	(26)	(3,835)	(5,053)
Reduction of goodwill related to deferred tax assets initially unrecognized	-	-	-	-	-
Income tax	(19)	(50)	(10)	(74)	(153)
Income (loss) from continuing operations	(175)	(1,086)	(36)	(3,909)	(5,206)
Income (loss) from discontinued operations	-	-	(2)	35	33
NET INCOME (LOSS)	(175)	(1,086)	(38)	(3,874)	(5,173)
attributable to:
• equity holders of the parent	(181)	(1,102)	(40)	(3,892)	(5,215)
• minority interests	6	16	2	18	42
net income (loss) attributable to the equity holders of the parent per share (in euros)
• basic earnings per share	(0.08)	(0.49)	(0.02)	(1.72)	(2.31)
• diluted earnings per share	(0.08)	(0.49)	(0.02)	(1.72)	(2.31)
net income (loss) before discontinued operations attributable to the equity holders of the parent per share (in euros)
• basic earnings per share	(0.08)	(0.49)	(0.02)	(1.73)	(2.32)
• diluted earnings per share	(0.08)	(0.49)	(0.02)	(1.73)	(2.32)
net income (loss) of discontinued operations per share (in euros)
• basic earnings per share	0.00	0.00	0.00	0.01	0.01
• diluted earnings per share	0.00	0.00	0.00	0.01	0.01

Alcatel-Lucent - 2008 annual report on form 20-F - 260

Back to Contents

2007 (in millions of euros)	Q1	Q2	Q3	Q4	Total
Revenues	3,882	4,326	4,350	5,234	17,792
Cost of sales	(2,755)	(2,929)	(2,863)	(3,536)	(12,083)
Gross profit	1,127	1,397	1,487	1,698	5,709
Administrative and selling expenses	(939)	(861)	(850)	(812)	(3,462)
Research and development expenses before capitalization of development expenses	(807)	(794)	(744)	(761)	(3,107)
Impact of capitalization of development expenses	37	52	33	30	153
Research and development costs	(770)	(742)	(711)	(731)	(2,954)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(582)	(206)	(74)	155	(707)
Restructuring costs	(320)	(190)	(307)	(39)	(856)
Impairment of assets	-	(426)	4	(2,522)	(2,944)
Gain/(loss) on disposal of consolidated entities	-	-	-	-	-
Post-retirement benefit plan amendment	-	265	(2)	(5)	258
Income (loss) from operating activities	(902)	(557)	(379)	(2,411)	(4,249)
Interest relative to gross financial debt	(109)	(100)	(99)	(95)	(403)
Interest relative to cash, cash equivalents	69	59	52	50	230
Finance costs	(40)	(41)	(47)	(45)	(173)
Other financial income (loss)	109	122	114	196	541
Share in net income (losses) of equity affiliates	5	60	14	31	110
Income (loss) before income tax, related reduction of goodwill and discontinued operations	(828)	(416)	(298)	(2,229)	(3,771)
Reduction of goodwill related to deferred tax assets initially unrecognized	(8)	(186)	2	(69)	(256)
Income taxes	149	29	(17)	(216)	(60)
Income (loss) from continuing operations	(687)	(573)	(313)	(2,514)	(4,087)
Income (loss) from discontinued operations	674	(22)	(5)	(37)	610
NET INCOME (LOSS)	(13)	(595)	(318)	(2,551)	(3,477)
attributable to:
• equity holders of the parent	(8)	(586)	(345)	(2,579)	(3,518)
• minority interests	(5)	(9)	27	28	41
net income (loss) attributable to the equity holders of the parent per share (in euros)
• basic earnings per share	(0.00)	(0.26)	(0.15)	(1.14)	(1.56)
• diluted earnings per share	(0.00)	(0.26)	(0.15)	(1.14)	(1.56)
net income (loss) before discontinued operations attributable to the equity holders of the parent per share (in euros)
• basic earnings per share	(0.30)	(0.25)	(0.15)	(1.12)	(1.83)
• diluted earnings per share	(0.30)	(0.25)	(0.15)	(1.12)	(1.83)
net income (loss) of discontinued operations per share (in euros)
• basic earnings per share	0.30	(0.01)	0.00	(0.02)	0.27
• diluted earnings per share	0.30	(0.01)	0.00	(0.02)	0.27

Alcatel-Lucent - 2008 annual report on form 20-F - 261

Back to Contents

Alcatel-Lucent - 2008 annual report on form 20-F - 262

COMMUNICATION FINANCIÈRE

54 rue de La Boétie - 75008 Paris - France

Tel. : +33 1 40 76 10 10 - Fax : +33 1 40 76 14 05

www.alcatel-lucent.com