Form 20-F
period 2009-12-31
ALCATEL LUCENT
filed 2010-03-23
CIK 886125

2009
ANNUAL REPORT
ON FORM 20-F

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

2,318,060,818 ordinary shares, nominal value €2 per share

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ] International Financial Reporting Standards as issued by the International Accounting Standards Board [X] Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

Table of Contents

1    SELECTED FINANCIAL DATA

5

1.1    Condensed consolidated income statement and statement of financial position data

6

1.2    Exchange rate information

7

2    ACTIVITY OVERVIEW

9

2.1    Carrier Segment

9

2.2    Applications software Segment

10

2.3    Enterprise Segment

11

2.4    Services Segment

11

3    RISK FACTORS

13

3.1    Risks relating to the business

13

3.2    Legal risks

18

3.3    Risks relating to ownership of our ADSs

19

4    INFORMATION ABOUT THE GROUP

21

4.1    General

21

4.2    History and development

22

4.3    Structure of the principal companies consolidated in the Group as of December 31, 2009

26

4.4    Real estate and equipment

27

4.5    Material contracts

29

5    DESCRIPTION OF THE GROUP’S ACTIVITIES

31

5.1    Business organization

31

5.2    Carrier Segment

33

5.3    Applications Software Segment

36

5.4    Enterprise Segment

37

5.5    Services Segment

37

5.6    Marketing and distribution of our products

38

5.7    Competition

38

5.8    Technology, research and development

39

5.9    Intellectual property

41

5.10  Sources and availability of materials

41

5.11  Seasonality

41

5.12  Our activities in certain countries

41

5.13  Environmental matters

42

5.14  Human resources

42

6    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

45

6.1    Overview of 2009

53

6.2    Consolidated results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008

54

6.3    Results of operations by business segment for the year ended December 31, 2009 compared to the year ended
December 31, 2008

57

6.4    Consolidated results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007

60

6.5    Results of operations by business segment for the year ended December 31, 2008 compared to the year ended
December 31, 2007

63

6.6    Liquidity and capital resources

65

6.7    Contractual obligations and off-balance sheet contingent commitments

67

6.8    Outlook for 2010

70

6.9    Qualitative and quantitative disclosures about market risk

70

6.10  Legal matters

72

6.11  Research and development – expenditures

75

7    CORPORATE GOVERNANCE

79

7.1    Governance code

80

7.2    Management

86

7.3    Powers of the Board of Directors

93

7.4    Committees of the Board of Directors

96

7.5    Compensation

99

7.6    Interest of senior management and employees in Alcatel-Lucent’s capital

105

7.7    Alcatel-Lucent Code of Conduct

115

7.8    Regulated agreements, commitments and related party transactions

115

7.9    Major differences between our corporate governance practices and NYSE requirements

116

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 2

8    INFORMATION CONCERNING OUR CAPITAL

117

8.1    Share capital and voting rights

117

8.2    Diluted capital

117

8.3    Authorizations related to the capital

118

8.4    Use of authorizations

119

8.5    Changes in our capital over the last five years

120

8.6    Purchase of Alcatel-Lucent shares by the company

121

8.7    Outstanding instruments giving right to shares

122

9    STOCK EXCHANGE AND SHAREHOLDING

125

9.1    Listing

125

9.2    Trading over the last five years

126

9.3    Shareholder profile

127

9.4    Breakdown of capital and voting rights

127

9.5    Changes in shareholdings

131

9.6    Shareholders’ Meeting

132

9.7    Trend of dividend per share over 5 years

133

10    ADDITIONAL INFORMATION

135

10.1    Legal information

135

10.2    Specific provisions of the by-laws and of law

135

10.3    American depositary shares, taxation and certain other matters

140

10.4    Documents on display

144

11  CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

145

11.1    Controls and procedures

145

11.2  Report of independent registered public accounting firms

146

11.3    Statutory auditors

147

11.4    Statutory auditors’ fees

147

11.5    Audit committee financial expert

148

11.6    Code of ethics

149

11.7    Financial statements

149

11.8    Exhibits

149

11.9  Cross-reference table between Form 20-F and this document

150

12  CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2009

153

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 3

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 4

Back to Contents

1    SELECTED FINANCIAL DATA

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. IFRS, as adopted by the European Union, differs in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our consolidated financial statements presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. As permitted by U.S. securities laws, we no longer provide a reconciliation of our net income and shareholders’ equity as reflected in our consolidated financial statements to U.S. GAAP.

On November 30, 2006, historical Alcatel and Lucent Technologies Inc., since renamed Alcatel-Lucent USA Inc. (“Lucent”), completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector created with Finmeccanica and our railway signaling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the railway signaling business and integration and services activities were contributed to Thales, and in April 2007, we completed the sale of our ownership interests in the two joint ventures in the space sector.

As a result of the Lucent transaction, our 2006 consolidated financial results include (i) 11 months of results of only historical Alcatel and (ii) one month of results of the combined company. As a result of the Thales transaction, our 2005 and 2006 financial results pertaining to the businesses transferred to Thales are treated as discontinued operations. Further, our 2005 and 2006 financial results take into account the effect of the change in accounting policies on employee benefits with retroactive effect from January 1, 2005 and our 2006 and 2007 financial results take into account the effect of the application of the interpretation IFRIC 14 with retroactive effect from January 1, 2006, as described in Note 4 of our consolidated financial statements included elsewhere in this document.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2009, 2008, 2007 and 2006 included several negative, non-cash impacts of purchase accounting entries.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 5

Back to Contents

1.1    CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

	For the year ended December 31,
(in millions, except per share data)	2009 (1)	2009	2008	2007	2006	2005
Income Statement Data
Revenues	U.S. $ 21,723	€ 15,157	€ 16,984	€ 17,792	€ 12,282	€ 11,219
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement plan amendments	(466)	(325)	(56)	(707)	687	1,016
Restructuring costs	(867)	(605)	(562)	(856)	(707)	(79)
Income (loss) from operating activities	(992)	(692)	(5,303)	(4,249)	(146)	1,066
Income (loss) from continuing operations	(912)	(636)	(5,206)	(4,087)	(219)	855
Net income (loss)	(722)	(504)	(5,173)	(3,477)	(61)	963
Net income (loss) attributable to equity holders of the parent	(751)	(524)	(5,215)	(3,518)	(106)	922
Earnings per Ordinary Share
Net income (loss) before discontinued operations attributable to the equity holders of the parent per share
• basic (2)	U.S. $ (0.42)	(0.29)	(2.32)	(1.83)	(0.18)	0.59
• diluted (3)	U.S. $ (0.42)	(0.29)	(2.32)	(1.83)	(0.18)	0.59
Dividend per ordinary share (4)	-	-	-	-	0.16	0.16
Dividend per ADS (4)	-	-	-	-	0.16	0.16

	At December 31,
(in millions)	2009 (1)	2009	2008	2007	2006	2005
Statement of Financial Position Data
Total assets	U.S. $ 34,179	€ 23,848	€ 27,311	€ 33,830	€ 41,890	€ 21,346
Marketable securities and cash and cash equivalents	7,983	5,570	4,593	5,271	5,994	5,150
Bonds, notes issued and other debt – Long-term part	5,989	4,179	3,998	4,565	5,048	2,752
Current portion of long-term debt	826	576	1,097	483	1,161	1,046
Capital stock	6,644	4,636	4,636	4,635	4,619	2,857
Shareholders’ equity attributable to the equity holders of the parent after appropriation (5)	5,360	3,740	4,633	11,187	15,467	5,911
Non controlling interests	815	569	591	515	495	475

(1)

Translated solely for convenience into dollars at the noon buying rate of € 1.00 = U.S. $ 1.4332 on December 31, 2009.

(2)

Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:

– ordinary shares: 2,259,696,863 in 2009, 2,259,174,970 in 2008; 2,255,890,753 in 2007; 1,449,000,656 in 2006 and 1,367,994,653 in 2005.

(3)

Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

– ordinary shares: 2,259,696,863 in 2009, 2,259,174,970 in 2008; 2,255,890,753 in 2007; 1,449,000,656 in 2006 and 1,376,576,909 in 2005.

(4)

Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of Directors has announced that it will propose to not pay a dividend for 2009 at our Annual Shareholders’ Meeting to be held on June 1, 2010.

(5)

Amounts presented are net of dividends distributed. Shareholders’ equity attributable to holders of the parent before appropriation are € 3,740 million, € 4,633 million, € 11,187 million, € 15,828 million, and € 6,130 million as of December 31, 2009, 2008, 2007, 2006 and 2005 respectively and dividends proposed or distributed amounted to € 0 million, € 0 million, € 0 million, € 370 million and € 219 million as of December 31, 2009, 2008, 2007, 2006 and 2005 respectively.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 6

Back to Contents

1.2    EXCHANGE RATE INFORMATION

The table below shows the average noon buying rate of euro from 2005 to 2009. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

Year	Average rate (1)
2009	$ 1.4332
2008	$ 1.4726
2007	$ 1.3797
2006	$ 1.2728
2005	$ 1.2400
(1) The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low
March 2010 (through March 12)	$ 1.3753	$ 1.3516
February 2010	$ 1.3955	$ 1.3476
January 2010	$ 1.4536	$ 1.3870
December 2009	$ 1.5100	$ 1.4243
November 2009	$ 1.5085	$ 1.4658
October 2009	$ 1.5029	$ 1.4532
September 2009	$ 1.4795	$ 1.4235

On March 12, 2010, the noon buying rate was € 1.00 = $ 1.3753.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 7

Back to Contents

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 8

Back to Contents

2    ACTIVITY OVERVIEW

The charts below set forth the four business segments that comprised our organization in 2009: Carrier, Applications Software, Enterprise and Services. In 2009, our Carrier segment was organized into four businesses: IP, Optics, Wireless and Wireline. Effective January 1, 2010, we reorganized our business into three groups: Applications, Networks and Services.

2.1    CARRIER SEGMENT

INTERNET PROTOCOL (IP)

Position	Activities	Market positions
A world leader and privileged partner of telecom operators, enterprises and governments in transforming their networks to an all-IP (Internet Protocol) architecture.	Central focus is on the IP intelligent router market. Our technology allows service providers to enrich the end-user experience which creates sustainable value.	• #2 in IP/MPLS service provider edge routers with 20% market share in third quarter of 2009 (in revenues) (1)
(1) Ovum.

OPTICS

Position	Activities	Market positions

As a leader in optical networking, we play a key role in the transformation of optical transport networks and have created our vision of a High Leverage Network™
to ensure the transport of data at the lowest cost per bit while enabling new revenue generating services and applications.

Design, manufacture and marketing of equipment to transport information over fiber optic connections over long distances on land (terrestrial) or under sea (submarine), as well as for short distances in metropolitan and regional areas. The portfolio also includes microwave wireless transmission equipment.

•

#1 in terrestrial optical networking with 21% market share based on revenues for the 12 months ended September 30, 2009 (1)

•

#1 in submarine optical networking with estimated 40% market share (revenues) (2)

(1) Dell’Oro. (2) Alcatel-Lucent estimate.

WIRELESS

Position	Activities	Market positions
One of the world’s leading suppliers of wireless communications infrastructure across a variety of technologies.	Activities focus on wireless product offerings for 2G (GSM/GPRS/EDGE, CDMA), 3G (UMTS/HSPA/EV-DO) and 4G networks (LTE) from access to core switching.

•

#1 in CDMA with 40% market share in 2009 (rolling four quarter revenues ending the third quarter of 2009) (1)

•

#4 in GSM/GPRS/EDGE Radio Access Networks with 8% market share based on revenues for the 12 months ended September 30, 2009 (1)

•

#4 in W-CDMA Radio Access Networks with 13% market share based on revenues for the 12 months ended September 30, 2009 (1)

(1) Dell’Oro.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 9

Back to Contents

WIRELINE

Position	Activities	Market positions

We are the worldwide leader in the fixed broadband access market, supporting the largest deployments of video, voice and data services over broadband. We are the largest global supplier of digital subscriber line (or DSL) technology. We are also a leading supplier of communications products that deliver innovative voice and multimedia services across a variety of devices and converged networks.

Our family of IP-based fixed access products provides support for both DSL and fiber, allowing service providers to extend fiber- and copper-based broadband access to the customer’s premise or to use them in highly optimized combinations. We also develop IP multimedia subsystems (IMS) that carry advanced multimedia services, including TV over IP, fixed/mobile video and music services.

•

#1 in broadband access with 41% DSL market share based on revenues for the 12  months ended September 30, 2009 (1)

•

#2 in IMS call session control function shipments with 20% market share in the third quarter of 2009 (2)

•

#1 in Next Generation Network (NGN) Class-5 softswitch with 19% market share of subscribers in the third quarter of 2009 (3)

(1) Dell’Oro. (2) Infonetics Research. (3) Dell’Oro (Softswitch Subscriber Licenses).

2.2    APPLICATIONS SOFTWARE SEGMENT

GENESYS

Position	Activities	Market positions
A world leader in contact centers, Genesys is the leading provider of software to manage customer interactions over the phone, Web and mobile devices.

Activities focus on the development and sales of software and related services to manage customer interactions. The Genesys software suite connects customers with the appropriate resources to efficiently fulfill customer requests and meet customer care goals.

•

2008 Global “Leader” in Contact Center Infrastructure (1)

•

2008 Global “Leader” in Interactive Voice Response & Enterprise Voice Portals (1)

•

2009 Global “Visionary” in eServices web-based customer interaction tools (1)

•

Over 200 of the Fortune Global 500 are Genesys customers (2)

(1) Gartner. (2) Fortune.

CARRIER APPLICATIONS

Position	Activities	Market positions

A leading provider of software that allows service providers to offer new end-user communications and digital entertainment services across any connected device – including mobile phones, computers, TVs, and the Web , and (ii) service management solutions that help fixed, mobile, cable and satellite operators provide better customer care (our Motive acquisition).

Activities focus on the development and sales of software and related services which support service provider business priorities in the areas of application innovation, enhanced communications (IP and broadcast messaging, VoIP, IMS), digital media (multi-screen video delivery, media and application stores), real-time rating and charging and subscriber data management.

Motive products make it easier for service providers to offer, activate, support and manage a wide range of high-speed internet, VoIP, video, mobile and converged services.  They provide  service providers with tools to help consumers set up and manage their at-home and mobile devices and services.

•

More than 50 multimedia customers including 15 of the largest tier-one service providers in Europe and Asia

•

#2 in Real-Time Rating and Charging (1)

•

More than 60 IMS Applications customers Worldwide including more than 20 of the top tier-one customers globally

•

Subscriber Data Management with 68% of the top 25 mobile network operators

•

At the end of 2009 Motive’s 120+ worldwide customers included the #1 broadband and converged-services providers in Brazil, Canada, Germany, Italy, Japan, Peru, Switzerland, Thailand, the UK and the US.

(1) Analysys Mason, August 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 10

Back to Contents

2.3    ENTERPRISE SEGMENT

Position	Activities	Market positions
A world leader in the delivery of secure, real-time communication products and solutions for small, medium and large enterprises, industries and the public sector.

Supply end to end products, solutions and services for small, medium, large and extra-large companies as well as turnkey integrated solutions for large industries and public agencies that interconnect networks, people, business processes and knowledge in real time.

•

#1 in Europe Middle East and Africa  (EMEA) enterprise telephony in the third quarter of 2009 (1)

•

Market penetration leader, EMEA Inbound Contact Routing Systems 2009 (2)

•

#1 IP Telephony Line shipment market share for 2009 – Western Europe (3)

(1) Dell’Oro. (2) Frost & Sullivan. (3) Synergy.

2.4    SERVICES SEGMENT

Position	Activities	Market positions

A world leader supplying services for telecom service providers, with  expertise integrating  complex end-to-end telecommunications systems; includes services to facilitate our Applications Enablement strategy and professional services to transform legacy networks to next-generation IP platforms, including the High Leverage NetworkTM architecture.

Activities focus on supplying complete offerings for networks’ entire life cycle: consultation, integration, migration and transformation, deployment, and maintenance. We also offer various partnership models to facilitate outsourcing of operations.

• #1 in services transformation and subscriber data integration, 2009 (1) • #2 in overall Services market 2009 (2)
(1) Internet Telephony Magazine. (2) IDC.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 11

Back to Contents

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 12

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

3.1    RISKS RELATING TO THE BUSINESS

We adopted a new strategic focus in 2009 and we continue to shift our resources to support that focus. If our strategic plan is not aligned with the direction our customers take as they invest in the evolution of their networks, customers may not buy our products or use our services.

We adopted a new strategic plan as of January 1, 2009, when we initiated a strategic transformation and realignment of our operations in support of that plan. The transformation includes reduced spending on research and development as we accelerate the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies. Our choices of specific technologies to pursue and those to de-emphasize may prove to be inconsistent with our customers’ investment spending.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers regarding their deployment of technology and their timing of purchases, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry were negatively impacted by the global macroeconomic environment in 2009, and we expect only moderate improvement in the global economy in 2010. We expect the global telecommunications equipment and related services market to increase between 0% and 5% at constant currency in 2010, but actual market conditions could be very different from what we expect and are planning for due to the high levels of volatility and subsequent lack of visibility created by the global economic environment. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

If capital investment by service providers is weaker than the 0% to 5% increase at constant currency rates that we anticipate, our revenues and profitability may be adversely affected. The level of demand by service providers can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results and cash flow remains difficult.

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

•

customer financing obligations.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 13

Back to Contents

We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including our revolving credit facility of € 1.4 billion maturing in April 2012 (with an extension until April 5, 2013 for an amount of € 837 million) and on which we have not drawn. Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable; the perception of our credit quality by lenders and investors; our ability to meet the financial covenant for our revolving credit facility; and debt and equity market conditions generally. Given current conditions, access to the debt and equity markets may not be relied upon at any time. Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, or the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash flow from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds, assets sales or financing from third parties. We cannot provide any assurance that such funding will be available on terms satisfactory to us. If we were to incur high levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as Research and Development expenses and capital expenditures, which could have a material adverse effect on our business.

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

A substantial portion of our sales are to customers in the telecommunications industry. Some of these customers require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We have provided and in the future we expect that we will provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating; our level of available credit; and our ability to sell off commitments on acceptable terms. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have sought protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. As a result of the global recession, in 2009 we saw some increase in the number of our customers who experienced such difficulties, especially in many emerging markets where our customers were affected not only by the recession, but also by deteriorating local currencies and a lack of credit. We cannot predict whether the conditions for our customers in emerging markets will improve in 2010, when we expect only moderate improvement in the global economy. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

The Group’s U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based of how their assets are invested, the performance of financial markets worldwide, interest rates, medical price increases, and changes in legal requirements. These plans are costly, and our efforts to fund or control these costs may be ineffective.

Many former and current employees and retirees of the Group in the U.S. participate in one or more of our major defined benefit plans that provide post-retirement pension, health care and group life benefits.

Pension

Current pension benefit payments to retirees are significant and are expected to continue to be significant. Pension benefit payments are paid from a trust maintained for that purpose. We are required by law to maintain adequate funding as determined by the value of trust assets relative to the present value of all future pension benefits (the benefit obligation).  Therefore, volatility in both asset values and the discount rates used to determine the benefit obligation significantly impact our need to fund this trust.

In 2009, we modified the asset allocation of our U.S. pension funds by reducing investments in equities, including alternative investments such as real estate and private equity, and increasing fixed income investments with a significant shift into corporate bonds.  These changes were intended to reduce the volatility usually associated with equity investments, more closely match the fixed income durations with that of expected future benefit cash flows, and increase the correlation of asset values to benefit obligations which are discounted using corporate bond yields.  We cannot assure you that these changes will be sufficient if either equities or bond yields decline, resulting in a drop in the funded status of our pension plans.

Our significant U.S. pension plans met the legal funding requirements on January 1, 2008 and January 1, 2009; and although final asset data is not yet available for January 1, 2010, our preliminary assessment, from a regulatory perspective, of the company’s US plans suggests that no funding contribution should be required through at least 2011. We are unable to provide an estimate of funding requirements beyond 2011.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 14

Back to Contents

As required by law, the actuarial assumptions that we use to determine pension plan funding in the United States differ from those used in connection with the preparation of our financial statements. Therefore no direct or automatic relation exists between the funding status recorded in our financial statements and that used to determine funding. We cannot assure you that unfavorable developments in these assumptions will not lead to a significant increase in future contributions after 2011.

The mortality assumption differs for funding and financial reporting purposes. For financial reporting, we use plan-specific experience which we update approximately every four years, whereas for funding we use a table issued by the IRS. As mentioned in Note 25g to our consolidated financial statements included elsewhere in this annual report, we updated the mortality assumption used for financial reporting which resulted in a significant increase in the benefit obligations of our pension plans as of December 31, 2009, and negatively affected the plans’ funded status.  When the IRS issues an updated table we do not expect it will include significantly different assumptions. However, we cannot be certain that an updated table will not show significant improvements in mortality and lead to a significant increase in future contributions and reductions in the excess assets necessary to make future Section 420 Transfers that are described below.

Retiree Healthcare Benefits

There are no legislative or IRS requirements to pre-fund retiree healthcare benefits. The amount of assets currently set aside for retiree healthcare is small and is almost completely invested in short-term fixed income investments, so volatility in asset return does not play a significant role in funding retiree healthcare. However, the impact of year-over-year medical price increases and the availability of excess pension assets that can be used to fund retiree healthcare are significant.

We expect to fund our current post-retirement healthcare obligation for formerly represented retirees with transfers of pension assets from our Occupational-inactive pension plan; such transfers are called Section 420 Transfers (see Note 25g to our consolidated financial statements included elsewhere in this annual report). We may select among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers. The assumptions to be used for the January 1, 2010 valuation have not been chosen at this time.  Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2010 census data will not be final until late in the third quarter of 2010. However, using variations of the available methods, we estimate that as of December 31, 2009, the excess assets above 120% of the plan obligations is between U.S. $1.7 billion and U.S. $3.2 billion, and the excess above 125% of plan obligations is between U.S. $1.2 billion and U.S. $2.7 billion. Depending on the type of Section 420 Transfer we choose to make, the excess asset amounts would be available to fund our post-retirement healthcare obligation for formerly represented retirees.  In December 2008, we made a collectively bargained multi-year Section 420 Transfer of U.S. $653 million covering our U.S. funding obligation for 2008 and part of 2009. In November 2009, we made another collectively bargained, multi-year transfer of U.S. $343 million covering the remainder of 2009 and part of 2010. However, a deterioration in the funded status of our Occupational-inactive pension plan could negatively impact our ability to make future Section 420 Transfers.

We fund our management retiree healthcare obligation with cash because no assets are set aside to fund it and no excess assets are available in our management pension plan for Section 420 Transfers. Recently, we have made changes to reduce these healthcare costs. For 2009, we introduced a Medicare Advantage plan called Private Fee For Service (PFFS). With PFFS, Medicare payments are made directly to the PFFS plan, and the payments are greater than they would be if they were made directly to the individual.  As a result, the PFFS significantly reduced our cost for Medicare-eligible retirees and their Medicare-eligible dependents. For 2010, we increased the PFFS out-of-pocket-maximums, which is the amount that a participant must themselves pay, by U.S. $1,000 to compensate for lower than expected Medicare payments to PFFS plans.  We may take additional steps over time to reduce the overall cost of our retiree healthcare benefit plans, and the share of these costs borne by us, consistent with legal requirements and any collective bargaining obligations. However, cost increases may exceed our ability to reduce these costs. In addition, the reduction or elimination of U.S. retiree healthcare benefits by us has led to lawsuits against us. Any other initiatives that we undertake to control or reduce these costs may lead to additional claims against us.

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

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of December 31, 2009. In connection with the combination between Alcatel and Lucent, a significant amount of additional goodwill and acquired intangible assets were recorded as a result of the purchase price allocation.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 15

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

The telecommunications industry uses numerous and varied technologies and large service providers often invest in several and, sometimes, incompatible technologies. The industry also demands frequent and, at times, significant technology upgrades. Furthermore, enhancing our services revenues requires that we develop and maintain leading tools. We will not have the resources to invest in all of these existing and potential technologies. As a result, we concentrate our resources on those technologies that we believe have or will achieve substantial customer acceptance and in which we will have appropriate technical expertise. However, existing products often have short product life cycles characterized by declining prices over their lives. In addition, our choices for developing technologies may prove incorrect if customers do not adopt the products that we develop or if those technologies ultimately prove to be unviable. Our revenues and operating results will depend, to a significant extent, on our ability to maintain a product portfolio and service capability that is attractive to our customers; to enhance our existing products; to continue to introduce new products successfully and on a timely basis and to develop new or enhance existing tools for our services offerings.

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

We depend on a limited number of internal and external manufacturing organizations, distribution centers, suppliers and service providers. Their failure to deliver or to perform according to our requirements may adversely affect our ability to deliver our products, services and solutions on-time, and in sufficient volumes while meeting our quality, safety or security standards.

Our Global Supply Chain is a complex network of internal and external organizations responsible for the supply, manufacture, logistics and implementation of advanced telecommunications solutions and services anywhere in the world. Failure by any of our suppliers, including contract manufacturers, to supply materials, components, subassemblies, finished goods and software could significantly impact our ability to satisfy our customer commitments. We are significantly dependent on our logistics network to efficiently and effectively move materials and products across global boundaries. Accordingly, we are vulnerable to abrupt changes in customs, tax and currency regulations that may have significant negative impact on our supply chain. Strikes, boycotts and the lack of appropriately skilled resources within our organization or at our contract manufacturers would put at risk our ability to satisfy our customer commitments.

Many of our current and planned products are highly complex and may contain defects or errors that are detected only after deployment in telecommunications networks. If that occurs, our reputation may be harmed.

Our products are highly complex, and we cannot assure you that our extensive product development, manufacturing and integration testing is, or will be, adequate to detect all defects, errors, failures and quality issues that could affect customer satisfaction or result in claims against us. As a result, we might have to replace certain components and/or provide remediation in response to the discovery of defects in products that have been shipped.

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

Rapid changes to existing regulations or technical standards or the implementation of new regulations or technical standards for products and services not previously regulated could be disruptive, time-consuming and costly to us.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 16

Back to Contents

Our ten largest customers accounted for 41% of our revenues in 2009, and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending of these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 41% of our revenues in 2009. As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obligated to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn in spending in that industry, like the one that took place in 2009. We believe some service providers are planning additional cuts in their 2010 capital expenditure budgets despite the expected improvement in the global economic environment, and their reduced spending will have adverse effects on our results of operations.

We have long-term sales agreements with a number of our customers. Some of these agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

We have entered into long-term sales agreements with a number of our large customers, and we expect that we will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require us to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require, us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically important products. Since our strategic plan entails a streamlined set of product offerings, it may increase the likelihood that we may have to sell products that we would otherwise discontinue. The costs incurred in fulfilling some of these sales agreements may vary substantially from our initial cost estimates. Any cost overruns that cannot be passed on to customers could adversely affect our results of operations.

We have significant international operations and a significant amount of our revenues are earned in emerging markets and regions.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 17

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

We are involved in significant joint venture companies. The related joint venture agreements may require unanimous consent or the affirmative vote of a qualified majority of the shareholders to take certain actions, thereby possibly slowing down the decision-making process. Our largest joint venture, Alcatel-Lucent Shanghai Bell Co., Ltd, has this type of requirement. We own 50% plus one share of Alcatel-Lucent Shanghai Bell Co., Ltd, the remainder being owned by the Chinese government.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 18

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

•

exercises or fails to exercise its discretionary rights under the deposit agreement;

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 19

Back to Contents

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 20

Back to Contents

4    INFORMATION ABOUT THE GROUP

4.1    GENERAL

We provide products, solutions, and transformation services offerings that enable service providers, enterprises, governments and strategic industries (such as transportation or energy) worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries, we are a local partner with global reach. We also have one of the most experienced global services teams in the industry.

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

Our registered office and principal place of business is 54, rue La Boétie, 75008 Paris, France, our telephone number is +33 (0)1 40 76 10 10 and our website address is www.alcatel-lucent.com. The contents of our website are not incorporated into this document. Effective May 17, 2010, we will move our headquarters to 3, avenue Octave Gréard, 75007 Paris, France.

The address for Stephen R. Reynolds, our authorized representative in the United States, is Alcatel-Lucent USA Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 21

Back to Contents

4.2    HISTORY AND DEVELOPMENT

Set forth below is an outline of certain significant events of Alcatel-Lucent from formation until 2006:

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
1990

CGE-Fiat agreement. Alcatel acquires Telettra (transmission systems activity) and Fiat acquires a majority stake in CEAC

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 22

Back to Contents

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

2006

Acquisition of UMTS radio access business from Nortel

Business combination between historial Alcatel and Lucent Technologies Inc., completed on November 30, 2006

Acquisition of VoiceGenie, a leader in voice self-service solutions development by both enterprises and carriers

Acquisition of a 27.5% interest in 2Wire, a pioneer in home broadband network product offerings

Buy-out of Fujitsu’s interest in Evolium 3G our wireless infrastructure joint venture

Recent events

No 2009 dividend. Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2009 results. Our Board will present this proposal at our Annual Shareholders’ Meeting on June 1, 2010.

Repurchases of convertible bonds. In February and March 2010, some of the Lucent. 2.875% U.S.$ Series A convertible bonds due June 2023 were repurchased and cancelled using U.S.$ 74.8 million in cash excluding accrued interest, corresponding to a nominal value of U.S.$ 75.0 million.

Highlights of transactions during 2009

DISPOSITIONS

Thales. In May 2009, we completed the sale of our 20.8% stake in Thales to Dassault Aviation for € 1.566 billion (refer to Highlights of transactions during 2008, below).

Electrical motors. On December 31, 2009, we completed the sale of Dunkermotoren GmbH, our electrical fractional horsepower motors and drives subsidiary, to Triton, a leading European private equity firm, for an enterprise value of € 145 million.

OTHER MATTERS

Joint venture with Bharti Airtel. On April 30, 2009, we announced the formation of a joint venture with Bharti Airtel to manage Bharti Airtel’s pan-India broadband and telephone services and help Airtel’s transition to a next generation network across India.

Co-sourcing and joint marketing arrangement with Hewlett-Packard (HP). On June 18, 2009, we and HP jointly announced a 10-year co-sourcing agreement which is expected to help improve the efficiency of our IS/IT (Information Systems/Information Technology) infrastructure and create a joint go-to-market approach. Under the joint marketing agreement, the two companies will be able to jointly and separately deliver integrated IT and telecom products and services to service providers and mid- to large-size enterprise customers. Definitive agreements were signed on October 20, 2009, and were implemented beginning December 2009.

Changes in credit ratings. On November 9, 2009, Standard & Poor’s lowered to “B” from “B+” its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The “B” short-term credit ratings of Alcatel-Lucent and of Alcatel-Lucent USA Inc. were affirmed. The rating on the trust preferred notes of Lucent Technologies Capital Trust was lowered from “CCC+” to “CCC”. The negative outlook was maintained.

On March 3, 2009, Standard & Poor’s lowered to B+ from BB- its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc.. The rating on the trust preferred notes of Lucent Technologies Capital Trust was lowered to CCC+. The B short-term rating on Alcatel-Lucent was affirmed. The B1 short-term credit rating on Alcatel-Lucent USA Inc. was withdrawn and a negative outlook was issued.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating as well as the rating for senior debt of the Group from Ba3 to B1. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B2 to B3. The Not-Prime rating for the Group’s short-term debt was confirmed. The negative outlook of the ratings was maintained.

Issuance and repurchases of convertible bonds. On September 2, 2009, we launched a convertible bond offering. The bonds are convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (we refer to these convertible bonds as OCEANE). The bonds carry a 5% annual interest rate and the initial conversion price is € 3.23, equivalent to a conversion premium of 35%. They are redeemable in cash, at par, on January 1, 2015. Early redemption at our option is possible under certain conditions. On settlement date (September 10, 2009), the proceeds of this offering, including the over-allotment option, were approximately € 1 billion.

Concurrently, we offered to repurchase and cancel some of our existing convertible bonds due 2011. On settlement date for the repurchase (September 11, 2009), we purchased 11.97% of the outstanding 2011 bonds. The price per bond was € 16.70 (including accrued interest) and the total amount paid was € 126 million.

Repurchases of the 2011 bonds also took place after the closing of the repurchase offer. Overall, in 2009, we repurchased bonds of a nominal value of € 204 million, corresponding to 19.98% of the outstanding 2011 bonds, for a total cash amount paid of € 204 million, excluding accrued interest.

We also partially repurchased and cancelled outstanding Lucent 7.75% U.S.$ convertible bond due March 2017 in 2009, using a total cash amount of U.S.$ 28 million, corresponding to a nominal value of U.S.$ 99 million.

We partially repurchased and cancelled outstanding Lucent 2.875% U.S.$ Series A convertible bonds due June 2023 in 2009, using U.S.$ 218 million in cash excluding accrued interest, corresponding to a nominal value of U.S.$ 220 million.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 23

Back to Contents

Developments in Microsoft cases. On December 15, 2008, we and Microsoft executed a settlement and license agreement whereby the parties agreed to settle the majority of a series of patent litigations that had been outstanding between them. This settlement included dismissing pending patent claims by Microsoft against us and provided us with licenses to all Microsoft patents-in-suit in these cases. Also, on May 13, 2009, we and Dell agreed to a settlement and dismissal of certain issues appealed after a trial involving us, Dell and Microsoft, held in April, 2008. Thereafter, the only matter that remained pending was the appeal filed by Microsoft with the Court of Appeals for the Federal Circuit in Washington, D.C. relating to the “Day” Patent, which relates to a computerized form entry system. On June 19, 2008, the District Court had entered a judgment based on a jury award to us of approximately U.S.$ 357 million in damages for Microsoft’s infringement of the Day Patent in the April 2008 trial, and had also awarded us prejudgment interest exceeding U.S.$ 140 million.

Oral argument before the Federal Circuit was held on June 2, 2009, and on September 11, 2009, the Federal Circuit issued its opinion affirming that the Day Patent is both a valid patent and infringed by Microsoft in Microsoft Outlook, Microsoft Money, and Windows Mobile products. However, the Federal Circuit vacated the jury’s damages award and ordered a new trial in the District Court in San Diego to re-calculate the amount of damages owed to us for Microsoft’s infringement. On November 23, 2009, the Federal Circuit denied Microsoft’s “en banc” petition for a rehearing on the validity of the Day Patent. A date has not been set for the new trial on damages.

In a parallel proceeding, Dell filed a reexamination of the Day Patent with the United States Patent and Trademark Office (“Patent Office”) in May of 2007, alleging that prior art existed that was not previously considered in the original examination and the Day patent should therefore be re-examined for patentability. The Patent Office granted Dell’s reexamination request and the examiner issued three office actions rejecting the two claims of the Day patent at issue in the April 2008 trial as unpatentable. In the appeal of that decision, the Patent Office withdrew its rejection of the Day Patent and confirmed that the Day Patent is a valid patent.

FCPA investigations: In December 2009 we reached agreements in principle with the SEC and the U.S. Department of Justice with regard to the settlement of their ongoing investigations involving our alleged violations of the Foreign Corrupt Practices Act (FCPA) in several countries, including Costa Rica, Taiwan, and Kenya. Under the agreement in principle with the SEC, we would enter into a consent decree under which we would neither admit nor deny violations of the antibribery, internal controls and books and records provisions of the FCPA and would be enjoined from future violations of U.S. securities laws, pay U.S. $ 45.4 million in disgorgement of profits and prejudgment interest and agree to a three-year French anticorruption compliance monitor. Under the agreement in principle with the DOJ, we would enter into a three-year deferred prosecution agreement (DPA), charging us with violations of the internal controls and books and records provisions of the FCPA, and we would pay a total criminal fine of U.S. $ 92 million, payable in four installments over the course of three years. In addition, three of our subsidiaries  – Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica  – would each plead guilty to violations of the FCPA’s antibribery, books and records and internal accounting controls provisions. If we fully comply with the terms of the DPA, the DOJ would dismiss the charges upon conclusion of the three-year term. Final agreements must still be reached with the agencies and accepted in court.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 24

Back to Contents

DISPOSITIONS

Sale of interest in Draka Comteq. In December 2007, we sold our 49.9% interest in Draka Comteq to Draka Holding NV, our joint venture partner in this company, for € 209 million in cash. Historical Alcatel formed this joint venture with Draka Holding in 2004 by combining its optical fiber and communication cable business with that of Draka Holding.

Sale of interest in Avanex. In October 2007, we sold our 12.4% interest in Avanex to Pirelli and entered into supply agreements with both Pirelli and Avanex for related components. We had acquired these shares in July 2003 when historical Alcatel sold its optronics business to Avanex.

Completion of transactions with Thales. On April 6, 2007, following the authorization of the European Commission on April 4, 2007, we sold our 67% interest in the capital of Alcatel Alenia Space (a joint venture company, created in 2005 with the space assets from Finmeccanica and historical Alcatel) and our 33% interest in the capital of Telespazio (a worldwide leader in satellite services) to Thales for € 670 million in cash, subject to adjustment. We had previously completed, on January 5, 2007, the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services in exchange for 25 million newly issued Thales shares and € 50 million in cash, including purchase price adjustments.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 25

Back to Contents

4.3    STRUCTURE OF THE PRINCIPAL COMPANIES CONSOLIDATED IN THE GROUP AS OF DECEMBER 31, 2009

By percentage of share capital held.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 26

Back to Contents

4.4    REAL ESTATE AND EQUIPMENT

We occupy, as an owner or tenant, a large number of buildings, production sites, laboratories and service sites around the world. There are two distinct types of sites with the following features:

•

production and assembly sites dedicated to our various businesses;

•

sites that house research and innovation activities and support functions, which cover a specific region and all businesses.

A significant portion of production, assembly and research activities are carried out in Europe, in the United States and in China for all of our businesses. We also have operating subsidiaries and production and assembly sites in Canada, Mexico, Brazil and India.

At December 31, 2009, our total production capacity was equal to approximately 322,000 sq. meters and the table below shows the breakdown by region and by business segment.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 5.13 (Environmental matters) of this annual report.

The sites mentioned in the tables below were selected among our portfolio of 730 sites to illustrate the diversity of the real estate we use, applying four main criteria: region, business segment, type of use (production/assembly, research/innovation or support function), and whether the property is owned or leased.

Alcatel-Lucent, production capacity at December 31, 2009

(in thousands of sq. meters)	EMEA	Americas	APAC	Total
Carrier	169	72	64	305
Enterprise	17	0	0	17
TOTAL	186	72	64	322

Production/assembly sites

Country	Site	Ownership
China	Shanghai Pudong	Full ownership
France	Calais	Full ownership
France	Eu	Full ownership
United Kingdom	Greenwich	Full ownership
Italy	Battipaglia	Full ownership
United States	Meriden	Full ownership
United States	Nogales	Lease

The main features of our production sites are as follows:

•

site of Shanghai Pudong (China): 142,000 sq. meters, of which 24,000 sq. meters is used for the production for Wireline and Wireless Access activities, the remainder of the site is used mainly for offices and laboratories;

•

site of Calais (France): 79,000 sq. meters, of which 61,000 sq. meters is used for the production of submarine cables;

•

site of Eu (France): 31,000 sq. meters, of which 16,000 sq. meters is used for the production of boards;

•

site of Greenwhich (United Kingdom): 34,000 sq. meters, of which 19,500 sq. meters is used for the production of submarine cables;

•

site of Battipaglia (Italy): 22,000 sq. meters, of which 16,000 sq. meters is used for the manufacturing of products for the Optics Division;

•

site of Meriden (United States): 31,000 sq. meters, used for the manufacturing of products for RFS (Radio Frequency Systems);

•

site of Nogales (United States): 28,830 sq. meters, of which 22,000 sq. meters is used for the manufacturing of products for the Wireline and Wireless Access activities.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 27

Back to Contents

Research and innovation and support sites

Country	Site	Ownership
Germany	Stuttgart	Lease
Germany	Nuremberg	Lease
Austria	Vienna	Full ownership
Belgium	Anvers	Lease
Brazil	São Paulo	Full ownership
Canada	Ottawa	Full ownership
China	Shanghai Pudong	Full ownership
Spain	Madrid	Lease
United States	Daly City	Lease
United States	Plano	Full ownership
United States	Naperville	Full ownership
United States	Murray Hill	Full ownership
France	Villarceaux	Lease
France	Vélizy	Lease
France	Colombes	Lease
France	Lannion	Full ownership
France	Paris Headquarters	Lease
France	Orvault	Full ownership
India	Bangalore	Lease
India	Chennai	Lease
Italy	Vimercate	Lease
Mexico	Cuautitlan Izcalli	Full ownership
Netherlands	Hilversum	Lease
Poland	Bydgoszcz	Full ownership
Romania	Timisoara	Full ownership
United Kingdom	Swindon	Lease
Singapore	Singapore	Lease

The occupation rate of these sites varies between 50 and 100% (average rate is 86%); the space which is not occupied by Alcatel-Lucent is leased to other companies or remains vacant.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 28

Back to Contents

4.5    MATERIAL CONTRACTS

Thales Agreements

Overview. On December 1, 2006, we signed an agreement with Thales for the transfer of our transportation, security and space activities to Thales and on the future industrial cooperation of the two groups. This agreement followed the execution in 2006 of an agreement among Thales, Finmeccanica S.p.A., an Italian aerospace and defense company, and us, in which Finmeccanica agreed to the transfer to Thales of our 67% interest in Alcatel Alenia Space and our 33% interest in Telespazio Holding, our two joint ventures with Finmeccanica.

On January 5, 2007, our transportation and security activities were contributed to Thales and we received 25 million new Thales shares and a cash payment of €50 million, plus purchase price adjustments. The transfer of our space activities to Thales for a cash payment of €670 million closed on April 6, 2007.

On December 19, 2008, we announced the signature of a definitive agreement regarding the acquisition by Dassault Aviation of our Thales shares. The closing of the transaction took place on May 19, 2009. For more detail about this sale, please refer to Section 4.2, “History and Development – Highlights of transactions during 2009 – Dispositions” and “History and Development – Highlights of transactions during 2008 – Dispositions.” Since that date, the cooperation agreement, shareholders’ agreement and the agreement regarding the strategic interest of the French State described below are no longer in force.

The description below is a summary of the historical context, as the agreements applied for a portion of 2009.

Cooperation Agreement. In connection with the transfer of certain of our transportation, security and space activities to Thales, we entered into a cooperation agreement on December 1, 2006 with Thales and the French government (the “French State”) governing the relationship between Thales and us after completion of the transaction. The cooperation agreement required that Thales give preference to the equipment and solutions developed by us, in consideration for our agreement not to submit offers to military clients in certain countries, subject to certain exceptions protecting, in particular, the continuation of Lucent’s business with U.S. defence agencies. The agreement also included non compete commitments by us with respect to our businesses being contributed to Thales, and by Thales with respect to our other businesses, in each case, subject to limited exceptions. The agreement also provided for cooperation between Thales and us in certain areas relating to Research and Development.

In connection with the Thales transaction, we entered into an amended shareholders agreement on December 28, 2006 with TSA, a French company wholly owned by the French State, which governed the relationship of the shareholders in Thales. The key elements of this relationship were as described below.

Board of Directors of Thales. The Thales Board of Directors was comprised of 16 persons and included (i) five Directors, proposed by the French State, represented by TSA; (ii) four Directors proposed by us, each of whom had to be a citizen of the European Union, unless otherwise agreed by the French State; (iii) two Thales employee representatives; (iv) one representative of the employee shareholders of Thales; and (v) four independent Directors. The French State and we had to consult with each other on the appointment of independent Directors. At least one Director appointed by the French State and one Director appointed by us sat on each of the board committees.

The French State and we each had the right to replace members of the Thales Board of Directors, such that the number of Directors appointed by each of the French State and us was equal to the greater of:

•

the total number of Directors (excluding employee representatives and independent Directors), multiplied by a fraction, the numerator of which was the percentage of shares held by the French State or us, as the case may be, and the denominator of which was the total shares held by the French State and us; and

•

the number of employee representatives and representatives of employee shareholders on the Thales Board of Directors.

Joint Decision-Making. The following decisions of the Thales Board of Directors required the approval of a majority of the Directors appointed by us:

•

the election and dismissal of the chairman/chief executive officer of Thales (or of the chairman and of the chief executive officer, if the functions were split) and the splitting of the functions of the chairman/chief executive officer;

•

the adoption of the annual budget and strategic plan of Thales;

•

any decision threatening the cooperation between us and Thales; and

•

significant acquisitions and sales of shares or assets (with any transaction representing €150 million in revenues or commitments deemed significant).

If the French State and we disagreed on (i) major strategic decisions deemed by the French State to negatively affect its strategic interests or (ii) the nomination of a chairman/chief executive officer in which we exercised our veto power, the French State and we had to consult in an effort to resolve the disagreement. If the parties had not been able to reach a joint agreement within 12 months (reduced to three months in the case of a veto exercised on the nomination of the chairman/chief executive officer), either the French State or we could unilaterally terminate the shareholders agreement.

Shareholding in Thales. We would have lost our rights under the shareholders agreement unless we held at least 15% of the capital and voting rights of Thales. The shareholders agreement provided that the participation of the French State in Thales could not exceed 49.9% of the share capital and voting rights of Thales, including the French State’s golden share in Thales (described below under “Agreement Regarding the Strategic Interests of the French State”).

Duration of Shareholders Agreement. The amended shareholders agreement took effect on January 5, 2007 and was to remain in force until December 31, 2011. The agreement provided that, unless one of the parties made a non-renewal request at least six months before the expiration date, the agreement would be automatically renewed for five years. If the French State’s or our equity ownership had droped below 15% of the then outstanding share capital of Thales, the following provisions would have applied:

•

the party whose ownership decreased below 15% of Thales’ share capital would, one year following the date on which such shareholding fell below 15%, no longer have rights under the shareholders agreement unless such party had acquired during that one-year period Thales shares so that it again owned in excess of 15% of the Thales share capital. If a party’s ownership decreased below 15%, the party had to take the necessary actions to cause the resignation of the board members it had appointed so that their number reflected the proportion of Thales’ share capital and voting rights that such party maintained;

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 29

Back to Contents

•

the party whose shareholding had not decreased below the 15% threshold had a right of first refusal to acquire any shares the other party offered for sale to a third party in excess of 1% of the then outstanding share capital of Thales.

Breach of Our Obligations. In the case of a material breach by us of our obligations under the agreement relating to the strategic interests of the French State, which was defined as a breach that the French State determined could jeopardize substantially the protection of its strategic interests, the French State had the power to enjoin us to cure the breach immediately. If we did not promptly cure the breach or if the French State determined that foreign rules of extra territorial application that were applicable to us imposed constraints on Thales likely to substantially jeopardize the strategic interests of the French State, the French State was entitled to exercise its termination remedies as described below.

If any natural person’s or entity’s equity ownership of us increased above the 20%, 33.33%, 40% or 50% thresholds, in capital or voting rights, we and the French State had to consult as to the consequences of this event and the appropriateness of the agreement respecting the strategic interests of the French State to the new situation. If, after a period of six months following the crossing of the threshold, the French State determined that the share ownership of us was no longer compatible with its strategic interests and that the situation could not be remedied through an amendment to the shareholders agreement, the French State was entitled to exercise its termination remedies as described below.

Termination Remedies. Upon a breach of our obligations described above or if a third party acquired significant ownership in us as described above and an amendment to the shareholders agreement had not remedied the concerns of the French State, the French State could have:

•

terminated the shareholders agreement immediately;

•

if the French State deemed necessary, required us to immediately suspend the exercise of our voting rights that exceeded 10% of the total voting rights in Thales; or

•

if the French State deemed necessary, required us to reduce our shareholding in Thales below 10% of the total share capital of Thales by selling our shares of Thales in the marketplace. If, after a period of six months, we had not reduced our shareholding, the French State could have forced us to sell all of our Thales shares to the French State or a third party chosen by the French State.

Agreement Regarding the Strategic Interests of the French State. On December 28, 2006, we entered into a revised agreement with the French State in order to strengthen the protection of the strategic interests of the French State in Thales. The terms of this agreement included, either as an amendment to, or as a separate agreement supplementing the shareholders agreement, the following:

•

we had to maintain our executive offices in France;

•

Thales board members appointed by us had to be citizens of the European Union, unless otherwise agreed by the French State, and one of our executives or board members who was a French citizen had to be the principal liaison between us and Thales;

•

access to classified or sensitive information with respect to Thales was limited to our executives who were citizens of the European Union, and we were required to maintain procedures (including the maintenance of a list of all individuals having access to such information) to ensure appropriate limitations to such access;

•

normal business and financial information with respect to Thales was available to our executives and Directors (regardless of nationality);

•

the French State would continue to hold a golden share in Thales, giving it veto rights over certain transactions that might otherwise be approved by the Thales Board of Directors, including permitting a third party to own more than a specified percentage of the shares of certain subsidiaries or affiliates holding certain sensitive assets of Thales, and preventing Thales from disposing of certain sensitive assets;

•

the French State had the ability to restrict access to the Research and Development operations of Thales, and to other sensitive information; and

•

we had to use our best efforts to avoid any intervention or influence of foreign state interests in the governance or activities of Thales.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 30

Back to Contents

5    DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1    BUSINESS ORGANIZATION

Strategic Focus. Our strategic vision that we call Application Enablement, launched in 2009, is to improve the Internet or “web” experience of service providers, enterprises and end-users while improving our customers’ return on their investments. To do that, we are working to provide consumers and business users with a rich and more trusted web experience by combining:

•

the speed and creative innovation of the web;

•

the unique capabilities of our customers’ networks – such as quality, security, reliability, billing, privacy, user context (location); and

•

the trusted relationship our customers have with their subscribers.

A key foundation of our Application Enablement strategy is what we call the “High Leverage NetworkTM” architecture. A High Leverage NetworkTM addresses the key challenge faced by our customers, which is delivering innovative, revenue-generating, value-added services to their customers at the lowest possible cost.

A High Leverage NetworkTM

•

is a converged, IP (Internet protocol)-based network that can provide for continually scalable bandwidth (i.e., bandwidth that can be readily increased as needed) anywhere from the access to the core layer of the network;

•

is subscriber-aware, application-aware, and service-aware in order to provide quality of service and enhanced traffic optimization as it delivers advanced services to end users at the optimum cost;

•

requires state of the art capabilities in IP, Optics, wireless and wireline broadband access – as well as the software and services that together provide the foundation to support Application Enablement.

We believe that our Application Enablement vision, in combination with the High Leverage NetworkTM, will yield a sustainable business model that is beneficial for network operators as well as application and content creators. This model is intended to fuel innovation and the capital investment required to expand the overall web experience to more people and businesses. Application Enablement includes all aspects of “open” network architecture that need to be accessible to “over-the-top” application providers, those that now provide services on a best-efforts basis over the Internet, so they can develop more compelling, high value services for delivery over service provider networks. Our products, software and services capabilities are all integral parts of our Application Enablement vision and our High Leverage NetworkTM concept. Application Enablement presents strategic opportunities for us to partner with our customers as they transform their networks while they also define and execute their business strategies to address new market challenges and opportunities.

Organization. On January 1, 2009 we implemented a new organizational structure as part of a realignment of our operations in support of our Application Enablement strategy. Effective January 1, 2010, we made additional organizational changes to better align our structure with Application Enablement and the High Leverage NetworkTM architecture, and to take better advantage of the fact that our former Enterprise product group is evolving to a business with an R&D and a customer focus that have much in common with our Applications product group. The new organization makes a clear distinction between the groups that are responsible for the products and services we sell and the customer-facing organizations that sell them.

The new organization structure effective January 1, 2010 includes:

•

New Product Groups. Three, rather than four, product groups align our R&D focus with the High Leverage NetworkTM framework. The three groups are:

-

Applications – develops and maintains software products for our applications business. The Applications group consists of the Applications Software group that was in place in 2009 and the Enterprise Solutions (voice telephony and data networking) business that was part of the Enterprise Product group in 2009. The enterprise voice and data businesses are increasingly focused on software-based platforms, as is the case with applications, and also share an increasingly common enterprise customer base with our applications business;

-

Networks – which is essentially the same as the Carrier Product group in place in 2009. The four main businesses of the Networks group – IP, Optics, Wireless and Wireline – provide end-to-end communications networks and individual network elements. Our Networks group also includes another smaller business: Radio Frequency Systems;

-

Services – designs, integrates, manages and maintains networks worldwide. This group remains unchanged from 2009.

The Enterprise group in place in 2009 no longer exists as a product-focused group. Its voice and data businesses have been moved to Applications, as noted above. A portion of the Enterprise group’s Industrial Components business (electrical motors and drives) was sold to Triton in 2009 (See Section 4.2 “Highlights of Transactions during 2009”) and the remaining Industrial Components business is now included in a segment that we call “Other”. The customer-facing Enterprise sales organization is part of our Customer sales organization and remains globally focused on small, medium and large enterprises and “selected verticals”, where customers in transportation, energy, health, defense and the public sector need large, complex communications networks;

•

Customer sales organizations. We have three customer-facing regional organizations, the Americas, Asia Pacific, and EMEA (Europe, the Middle East and Africa), that are accountable for serving customers and growing the business profitably. The primary mission of these organizations is to sell and ensure the highest customer satisfaction. The three regions share responsibility for customer-focused activities with separate, dedicated sales teams for these vertically integrated units: submarine systems, radio frequency systems, Genesys, the enterprise marketing organization, and a separate selected verticals unit;

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 31

Back to Contents

•

Sales support and operations. We have three organizations designed to sharpen our customer focus and reinforce our focus on operations. The Solutions and Marketing organization brings together the right products and services to create the complex solutions required by customers to address new opportunities. The Quality Assurance and Customer Care organization works with the regional organizations and the Groups to insure that our solutions, products and services are of the highest quality and will work seamlessly in our customer environments. The global Operations function is focused on our IT and procurement infrastructure, including manufacturing, logistics, supply chain and underlying processes, systems and IT.

As a result, starting in 2010, we no longer organize our business according to the four former business segments – Carrier, Applications Software, Enterprise and Services. However, in this annual report, we discuss the Carrier, Applications Software, Enterprise and Services segments that were in place for 2009.

2009 Organization

The 2009 organization is shown in the table below.

Carrier	Applications Software	Enterprise	Services
IP	Carrier Applications	Enterprise Solutions	Network & Systems Integration
Optics	Genesys	Industrial Components	Managed & Outsourcing Solutions
Wireless (including RFS)			Multi-vendor Maintenance
Wireline			Product-Attached Services

For financial information by operating segment (also called business segment) and geographic market, see Note 5 to our consolidated financial statements and Chapter 6 – “Operating and financial review and prospects”, included elsewhere in this document.

2010 Organization

This table shows how the 2009 organization was changed to create the 2010 organization.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 32

Back to Contents

5.2    CARRIER SEGMENT

Globally, end-user demand for high-bandwidth services that are delivered with an enhanced quality of experience is surging. In addition, global market dynamics are dictating that service providers must have the agility to support multiple business models to deliver innovative revenue-generating services. To meet all these challenges, service providers need to evolve their networks to a next-generation, all-IP multiservice infrastructure that is fully converged, optimized and scalable.  The Carrier segment supplies a broad portfolio of products and solutions used by fixed, wireless and converged service providers to address these needs, as well as enterprises and governments for their business critical communications.

The High Leverage Network™ is Alcatel-Lucent’s vision of the how networks need to evolve, leveraging fundamental technology shifts in wireline and wireless broadband access, IP and optics to address evolving networking needs. It allows service providers to address the key challenge of how to simultaneously deliver innovative, revenue-generating services and provide scalable, low-cost bit delivery.  It is also a critical enabler of and the foundation for Alcatel-Lucent’s Application Enablement vision.  In order to achieve this objective, in 2009 we increased our investment in end-to-end LTE (Long Term Evolution, or fourth generation wireless), next-generation IP core platforms including the Evolved Packet Core (EPC), a fixed access converged platform, 100 Gigabit/second optical technology, converged network management and a portfolio of services to help service operators migrate to a High Leverage Network™.

In 2009, our Carrier segment revenues were € 9,076 million including intersegment revenues and € 9,047 million excluding intersegment revenues, representing 60% of our total revenues.

Internet Protocol

Our portfolio of third generation IP routers and switches is designed to support IP-based applications and services while helping service providers monetize their network investment and reduce customer churn. Over 300 service providers in over 100 countries use our IP routers and switches, earning us the #2 position in IP edge routing (based on revenue) with greater than 20% global market share. Leveraging our innovation in delivering the world’s first 100 Gigabit per second network processor, we were the first to announce a 100 Gigabit Ethernet interface, which is a leading-edge technology that helps service providers deliver data and voice at the highest speeds without compromising quality of service.

Our IP portfolio consists of three product families that deliver multiple services – including residential broadband triple play; Ethernet and IP Virtual Private Network (VPN) business services; and wireless 2G, 3G and LTE services. The main product families are:

•

Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) service routers. These products direct traffic within and between carriers’ national and international networks to enable delivery of a broad range of IP-based services (including Internet access, Internet Protocol TV (IPTV), Voice over IP, mobile phone and data, and managed business VPNs) on a single common network infrastructure with superior performance, with application intelligence, and with scalability. When we refer to scalability, we mean the ability to deliver required capacity at an affordable cost;

•

Carrier Ethernet service switches. These switches enable carriers to deliver residential, business and wireless services more cost-effectively than traditional methods due to their higher capacity and performance. These products are mainly used in metropolitan area networks;

•

Multi-service wide-area-network (or MS WAN) switches. These switches enable fixed line and wireless carriers to transition their existing networks to support newer technologies and services.

The applicability of our service router portfolio continues to expand to meet the needs of service providers. With the migration to all-IP wireless networks underway, the service router plays a key role in the Evolved Packet Core (EPC) within the LTE fourth generation wireless architecture. Our Converged Backbone Transformation Solution increases the communication and collaboration between the traditionally independent IP and optical layers of the network by tightly integrating IP and optical network elements as well as network management and control layers. Service router functionality continues to evolve to ensure that cost per bit is minimized while new revenue generating services and applications are enabled. This is the fundamental premise of a High Leverage NetworkTM.

The IP/MPLS and Carrier Ethernet products are designed to facilitate the development and availability of applications for the more participatory and interactive Web 2.0 business and consumer services. These products offer carriers the opportunity to increase the profitability of their fixed and mobile networks and services without relying on subscriber growth alone. The products make it possible for service providers to offer and deliver quality services.

Our service routers and Carrier Ethernet service switches share a single network management system that provides consistency of features, quality of service and operations, administration and maintenance capabilities from the network core to the customer edge. These capabilities are critical as carriers transform their networks to support new Internet-based services. Our service routers are particularly well suited to deliver complex services to business, residential and mobile end-users, ensuring the high capacity, reliability and quality of service required to support HDTV channels, voice calls and high bandwidth Internet access. Our IP/MPLS service routers and Carrier Ethernet service switches are often used in conjunction with our DSL and GPON (Gigabit Passive Optical Network) access products to deliver these newer triple-play services, or with our wireless access products to deliver LTE solutions, or with our DWDM (Dense Wave Division Multiplexing) and optical switching products to deliver converged backbone transformation solutions for optimizing IP transport.

In July 2009, we acquired Velocix, a UK-based company specializing in the construction and optimization of content delivery networks. This acquisition aligns with and supports our High Leverage NetworkTM strategy by providing new products for carriers to deliver a wide variety of video and other content to businesses and consumers in more cost-effective ways.

Optics

Our Optics division designs and markets equipment for the long distance transportation of data over fiber optic connections via land (terrestrial) and under sea (submarine), as well as for short distances in metropolitan and regional areas. Our leading transport portfolio also includes our microwave wireless transmission equipment.

TERRESTRIAL

Our terrestrial optical products offer a portfolio designed to seamlessly support service growth from the metro to the network core. With our products, carriers manage voice, data and video traffic patterns based on different applications or platforms and can introduce a wide variety of managed data services, including multiple service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow carriers to leverage their existing network infrastructure to offer these new services.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 33

Back to Contents

As a leader in optical networking, we play a key role in the transformation of optical transport networks and have created our vision of a High Leverage NetworkTM to ensure the delivery of data at the lowest cost while enabling new revenue generating services and applications. Our wavelength-division multiplexing (WDM) products address a variety of markets, from the enterprise to the ultra-long-haul, to meet service provider requirements for cost-effective, scalable networks that can handle their increased data networking needs. Our WDM product portfolio is based on the “Zero Touch Photonics” approach which eliminates the need for frequent on-site configuration and provisioning. Our WDM products allow operators to solve bandwidth bottlenecks, while offering the lowest cost per transported bit. This new approach facilitates the design and installation of a more flexible WDM network that is easier to operate, manage and monitor.

In 2009, the Terrestrial division focused its R&D efforts on:

•

100 Gigbit per second and other transmission capabilities that allow service providers to address increased IP-based service growth;

•

traffic aggregation, where our new packet optical transport technology facilitates the migration to new IP-based services;

•

next-generation optical switching, where our intelligent switches maximize the efficient utilization of network resources;

•

our Converged Backbone Transformation Solution, that increases the communication and collaboration between the optical and IP layers of the network, helping service providers optimize their transport infrastructure to profitably meet the growing demands of multimedia traffic growth.

These products and technologies provide cost-effective, managed platforms that support different services and are suitable for many different network configurations.

SUBMARINE

We are an industry leader in the development, manufacturing, installation and management of undersea telecommunications cable networks. Our submarine cable networks can connect continents (using optical amplification required over long distances), a mainland and an island, several islands together, or many points along a coast. This market is characterized by relatively few large contracts that often require more than one year to complete. Projects are currently concentrated on links between Europe and India, West and East Africa, the Mediterranean and Southeast Asia, as well as around the Indian sub-continent. In addition to new cable systems, this market also includes significant activity upgrading existing submarine networks as our service provider customers add capacity in response to surging broadband traffic volumes.

WIRELESS TRANSMISSION

We offer a comprehensive point-to-point portfolio of microwave radio products meeting both European telecommunications standards (or ETSI) and American standards-based (or ANSI) requirements. These products include high, medium and low capacity microwave transmission systems for mobile backhaul applications, fixed broadband access applications, and private applications in markets like digital television broadcasting, defense and security, energy and utilities. As a complement to optical fiber and other wireline systems, our portfolio of wireless transmission equipment supports a full range of network/radio configurations, network interfaces and frequency bands with high spectral efficiency. Our next-generation packet microwave radio links enable operators to quickly and efficiently adapt their networks in line with traffic and service growth. We are the market leader in the long haul microwave market segment where microwave radio is used to transport signals over long distances.

Wireless

CDMA

In 2009, the CDMA market declined as operators shifted their focus from expansion to achieving operational savings through upgrades that provide a smaller footprint, higher efficiency and a migration path to LTE. We maintained our #1 position in the market (based on revenues) and played a significant role supporting China Telecom’s deployment of its third generation EV-DO (Evolution Data Only) network and providing the capacity and new equipment required to meet surging growth in mobile data use in North America.

Our CDMA strategy is focused on maintaining our installed base by delivering quality, capacity and OA&M (operations, administration and management) improvements while we position ourselves to migrate our customers to LTE. In 2009, we emphasized improving our customers’ total cost of ownership with products that can reduce capital expenditures and operating expenses, like high-efficiency amplifiers which reduce base station power consumption by up to 60%. We are also aggressively deploying LTE-ready products that support EV-DO growth with enhanced system capacity, reliability and performance. These enhancements provide an evolution to LTE for operators with an embedded base of our 3G technology, allowing them to reuse base station assets, while at the same time, minimizing the footprint and improving the power efficiency of the products. This reinforces our commitment to eco-sustainability.

The current version of CDMA technology, known as 1X EV-DO Revision A, enables operators to offer two-way, real-time, high-speed data applications such as VoIP (Voice over Internet Protocol), mobile video, push-to-talk and push-to-multimedia. The next enhancement, Revision B, increases throughput performance with minimal upgrades. We are working with customers in Asia to launch Revision B services.

GSM

We develop mobile radio products for the second generation (or 2G) GSM (or Global System for Mobile communications) standard, including GPRS/EDGE (or General Packet Radio Service/Enhanced Data Rates for GSM Evolution) technology upgrades to that standard. While GSM is a mature technology, emerging markets, such as China and India, continue to experience subscriber growth.

Our GSM product strategy focuses on providing operators with total cost of ownership savings and eco-sustainability without compromising performance, scalability or future evolution. For example, we launched our new SDR- (Software Defined Radio) based multi-technology radio module (the MC-TRX) in February 2010. This product gives mobile operators the flexibility to support any mix of 2G, 3G, and 4G (LTE) services simultaneously, thus enabling the introduction of newer wireless technologies while maintaining the GSM capability of the base station. Since 1999, our product strategy has focused on the ability to upgrade our radio technology while maintaining compatibility with earlier versions.

As part of our innovation program, we are active in the “Green” base station market with products powered by renewable energy sources. We have already deployed more than 350 solar powered base stations worldwide and have recently installed a base station with our customer Vodafone Qatar using two alternative energy sources, wind and solar.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 34

Back to Contents

W-CDMA

Wideband Code Division Multiple Access, referred to as W-CDMA or Universal Mobile Telephone Communications Systems (UMTS), is the third generation wireless technology derived from the GSM standard deployed worldwide. The focus on W-CDMA and other 3G wireless technologies has increased along with increasing end-user demand for mobile broadband capabilities. This demand has driven increased investment in 3G networks so that our service provider customers can offer new mobile high-speed data capabilities to end-users. 2009 was a very important year for W-CDMA, with a massive 3G deployment in China and the emergence of mobile broadband Internet, including mobile video. The iPhone® and other smartphone phenomenon has shown that there is strong demand for W-CDMA’s mobile broadband capabilities, especially when they are offered via a user-friendly device with easy access to user-friendly applications. The recent introduction of High Speed Packet Access (HSPA) and evolved HSPA (the latest evolutions of W-CDMA technology) on networks and devices has led to significant increases in data speeds available to broadband devices. The demand for 3G services delivered over W-CDMA networks has also been driven by increasingly common flat-rate offers, at least for the data part of the end user subscription.

We are a key supplier of some of the W-CDMA networks carrying the highest amount of traffic in the world, including AT&T in the U.S. (13,000+ base stations deployed), KT and SK Telecom in Korea, and Vodafone Italy. Our portfolio strategy is based on improving network capacity while reducing total cost of ownership, consistent with our High Leverage NetworkTM concept. For example, our MC-TRX multi-technology and multi-carrier radio module noted above is a key component of our converged RAN (radio access network) solution that allows for smooth technology evolution to LTE.

TD-SCDMA

We have an alliance with Datang Mobile to foster the development of the TD-SCDMA (or Time Division-Synchronized Code Division Multiple Access) 3G mobile standard in China, where we deployed trial TD-SCDMA networks in 2006. In 2008, we were awarded the phase II trial of the TD-SCDMA network for China Mobile, leveraging our experience accumulated in the first phase that started in early 2007. In 2009, we were selected, along with Datang Mobile, by China Mobile for deployment of its phase III TD-SCDMA mobile networks in 11 provinces.

LTE (LONG-TERM EVOLUTION)

Fuelled by the proliferation of 3G-enabled devices, the increasing number of multimedia applications and the resulting surge of mobile broadband data traffic, the market for LTE, or fourth-generation wireless, will materialize faster than originally predicted in certain geographies. Several large new commercial deployments were announced in 2009 and in early 2010, and there are also a significant number of service providers who are trialling the technology. LTE offers service providers a highly compelling evolution path from all existing networks (GSM, W-CDMA, CDMA or WiMAX) by simplifying the radio access network and converging on a common IP base, leading to better network performance and a lower cost per bit. LTE creates an environment in which consumers will be able to use wireless networks to access high-bandwidth content at optimal cost, enabling a new generation of affordable services.

We have entered into contracts with Verizon Wireless (which includes RAN, the EPC or evolved packet core network, and IMS) and AT&T. We currently have 40 LTE trials or commercial agreements underway with 23 operators worldwide, and in many cases we are engaged in multiple trials with a single operator, covering different geographies, frequencies and applications.

We are focusing our R&D spending on LTE to develop a differentiating, end-to-end solution that includes our converged RAN (radio access network), a high performing evolved packet core and a full set of differentiating 4G services and applications. With the recent launch of our multi-carrier, multi-technology radio modules that are based on Software Defined Radio (SDR) technology, we can offer operators a seamless transition from 2G/3G to LTE. Our ngConnect program addresses the services and applications aspect of our 4G offering by linking operators with a broad coalition of device, content and applications partners. Finally, we are leveraging our strong IP transformation skills in assisting our customers with their evolution towards an all-IP LTE network.

RADIO FREQUENCY SYSTEMS (RFS)

RFS designs and sells cable, antenna, tower systems and their related electronic components, providing an end-to-end suite of radio frequency products. RFS serves OEMs, distributors, system integrators, network operators and installers in the broadcast, wireless communications, microwave and defense sectors. Specific applications for RFS products include cellular sites, in-tunnel and in-building radio coverage, microwave links, TV and radio.

Wireline

FIXED ACCESS

We are the worldwide leader in the fixed broadband access market, supporting the largest mass deployments of video, voice and data services. According to Dell'Oro (November 2009) , we are the largest global supplier of digital subscriber line (or DSL) technology, with 41% of global DSL revenues, and we currently lead the Gigabit Passive Optical Networking (or GPON) market, with 29% of global revenues (for the GPON Optical Line Terminals that sit in the service provider’s central office). Today, one out of three fixed broadband subscribers around the world is served through one of our access networks, which now include more than 200 million DSL lines.

With the wireline broadband access market largely built out in developed economies, growth in the fixed access market today is driven by the increased penetration of broadband in developing economies such as China and India and by the technology migration to fiber-based broadband access. Triple play offerings (high speed Internet, and Internet-based telephony and TV) by service providers are also driving the market. These enhanced services require increased bandwidth delivered closer to the end user over copper telephone lines, using DSL and its very high-speed variant VDSL (where, according to Dell'Oro, we have a 46% share of the market) and optical fiber.

Our family of IP-based fixed access products provides support for both copper- and fiber-based broadband access. These products allow service providers to extend DSL and fiber to the customer’s premises or to use them in highly optimized combinations, depending on the specific cost, performance, engineering and business objectives of the installation. Our fixed access solutions allow carriers to offer triple-play services over a single access line. Both residential and business customers benefit from a large number broadcast channels, video on demand, HDTV, VoIP (or Voice over IP), high speed Internet, and business access services. The functionality of our products serves the needs of carriers’ urban, suburban and rural customers. For our carrier customers, this means adding new revenue streams at the lowest possible cost.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 35

Back to Contents

IMS/NGN

We offer products that extend from legacy switching systems to IP multimedia subsystem (IMS) solutions for fixed, mobile, and converged operators. We have deployed our NGN (next-generation network) products in more than 170 fixed NGN networks, and we have provided the core network for more than 40 full IMS fixed and mobile networks. Carriers have expressed a strong desire to migrate their embedded base with products that are scalable, beginning with basic voice services and growing into enriched multimedia services enabled by IMS. Using our IMS architecture, operators can differentiate the services they offer their end-users with quality of service controls and deliver new services that go beyond simple voice and Internet usage.

Our IMS products are designed to meet a diverse set of network objectives such as consumer and business VoIP to enhanced and multimedia communications services, for both fixed and mobile operators. We achieve these objectives by delivering a single set of software assets that are highly scalable. Our IMS products work across all types of access (wireline and wireless) and all network technologies.

The IMS portfolio can be deployed in either a distributed or integrated configuration. In either case, the same software supports both traditional POTS (plain old telephone service) and IP endpoints. The integrated product is packaged within a single hardware platform (or server) while the distributed product is packaged based on a customer’s business needs and network topology (multiple chassis). As an added capability, the product elements can be located in different sites (geo-redundancy) for high reliability.

5.3    APPLICATIONS SOFTWARE SEGMENT

Overview

The Applications Software segment develops software-based applications that contribute to enrich the personal communications experience for end-users. Our global customers include over 300 service providers and more than 40% of the companies included in the Fortune 500. The Applications Software group is divided into two businesses – Genesys, our contact center business and carrier applications, which develops applications used by service providers to deliver a variety of services to their customers, and which also includes Motive, which provides software for service providers to remotely manage their customers’ at-home networks, networked devices and broadband and mobile data services.

The Applications Software segment is investing resources and money in:

•

customer contact, customer engagement and service management areas addressed by our Genesys and Motive divisions;

•

carrier applications such as enriched communication and messaging, next-generation telephony, digital media and multi-screen delivery of content and personalized advertising, device agnostic location based address book services;

•

technologies such as, Long Term Evolution (LTE), IMS (IP multimedia subsystem), and Application Enablement.

At the same time, the Applications Software segment is streamlining its product offerings in mature portfolios such as traditional Intelligent Network (IN) applications (such as toll-free dialing, number portability, call forwarding), unified messaging and real-time converged payment.

In 2009, our Applications Software segment revenues were € 1,135 million including intersegment revenues and € 1,084 million intersegment revenues, representing 7% of our total revenues.

GENESYS

Genesys is the market leader in contact centers worldwide and is a leading provider of the software used by enterprises and service providers to manage all aspects of their interaction with their customers through the Web, by phone or other mobile device. Genesys software connects customers with resources from across the organization (including self-service and assisted-service capabilities) to efficiently fulfill customer requests and meet customer care goals. The contact center market includes inbound call routing (automatic call distributors and computer telephony integration that links the contact center with other in-house data systems), inbound and outbound interactive voice response systems and quality monitoring systems. Genesys software directs more than 100 million customer interactions daily for 4,000 companies and government agencies in 80 countries, including market leaders in 28 global industries.

CARRIER APPLICATIONS

The carrier applications business is a leading provider of software that allows service providers to offer new end-user communications and digital entertainment services across any connected device – including mobile phones, PCs, TVs, and the Web. The carrier applications software portfolio focuses on three areas – the consumer experience, the network enablers and the creation of new services. The carrier applications Subscriber Data Management portfolio is focused on providing information about end-users, including information about location, preferences and billing, that can be used to create personalized services. The carrier applications Digital Media and Enhanced Communications portfolios allow service providers to launch a wide variety of new applications that combine capabilities such as video, advertising, next generation messaging, and IP-based communications into new offerings. The carrier application payment portfolio is a set of applications that include real-time rating, charging, billing and payment for voice and data services.

The newest addition to the carrier applications portfolio is the Application Exposure Suite which was announced in December 2009 as an integral part of our Application Enablement vision. Our Application Exposure Suite allows service providers to securely open their networks to provide key customer-specific information such as subscriber location, service preferences and connection guarantees, to application developers and content providers to speed the development of new innovative services.

In 2008, we acquired Motive Inc., a leading provider of service management software. Motive products are used by fixed, mobile, cable and satellite operators worldwide to deliver better customer care. Motive software makes it easier for communications providers to offer, activate, support and manage a wide range of high-speed Internet, VoIP, video, mobile and converged services. Motive software gives communications providers the tools they need to help customers set up and manage their home and mobile devices and services.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 36

Back to Contents

5.4    ENTERPRISE SEGMENT

Our enterprise segment provides end-to-end offerings of software, hardware and services that interconnect a business enterprise’s networks, people and processes. We refer to this interconnectivity as “The Dynamic Enterprise”. Our projects range in size from small/home office installations to highly complex, fully-integrated global network deployments. We market our products through a combination of direct and indirect sales channels, including some of the largest service providers and through third-party businesses (including developers and integrators). A network of over 2,100 indirect sales partners helps us support our global customer base.

The group’s portfolio includes:

•

communications products for the enterprise to converge voice and data over fixed and mobile communication applications;

•

applications for conferencing, collaboration and customer service;

•

fixed and mobile unified communications software and contact center products;

•

products that integrate communications networks with in-house data, systems and business process platforms to provide anytime, anywhere access to business data across the enterprise;

•

product offerings that combine real-time communications (instant messaging, video conferencing, IP telephony) with our enterprise 2.0 software applications in order to facilitate knowledge sharing;

•

carrier-grade portfolio for customers in select vertical markets – such as energy, transportation and the public sector – that require complex communications networks;

•

comprehensive project management and professional services offerings for customers in select vertical markets.

One source of future growth is the strategic alliance we formed with Hewlett-Packard (HP). The alliance includes a joint go-to-market program that will integrate our enterprise products and applications – including IP telephony, unified communications, mobility, security and contact centers – with HP’s IT solutions. The joint solutions will be sold to mid- and large-size enterprises and public sector organizations through the extensive network of HP resellers or as a managed service supported by both companies’ capabilities.

Other areas of focus in 2009 include what we call “select verticals” and various product development efforts designed to position this group for anticipated growth in 2010 and beyond. Select verticals are an important area that we anticipate will drive future growth for this group. Our emphasis on verticals in 2009 resulted in several large contracts with customers in healthcare, connected medicine, energy, smart metering and the transportation sectors. In the product development area:

•

Open standards: During 2009, we continued to enhance our voice and data platforms to support open standards. We are specifically focused on Session Initiation Protocol (SIP), the dominant signaling protocol, or standard, used to control IP-based multimedia communications, in support of our Application Enablement vision;

•

Applications: In 2009, we released the OmniTouch™ 8600 My Instant Communicator software, which added smartphones like the iPhone and the Blackberry to the list of devices supported by our unified communications (UC) platform. With this launch, our UC platform took another step towards the vision of “enterprise ubiquity”, where all forms of communications within an enterprise (voice, data, messaging, mail, for example) are available on any device, located anywhere, via a common interface;

•

Data networking: The OmniSwitch™ 9000E, released in 2009, is the latest addition to our OmniSwitch LAN switch portfolio. This switch offers enhanced capabilities and improved performance, adding Gigabit capacity with extremely low power consumption to our OmniSwitch family of data networking switches;

•

Security: The release of Version 3.0 of our OmniAccess™ 8550 Web Services Gateway introduced additional security and control capabilities that let enterprises and service providers deliver an open and secure Web services environment for their customers’ business-to-business transactions and Web 2.0 services.

In 2009, our enterprise segment revenues were € 1,036 million including intersegment revenues and € 1,006 million excluding intersegment revenues, representing 7% of our total revenues.

5.5    SERVICES SEGMENT

Our services segment is focused on helping our service provider customers realize the full potential of telecommunication technologies in support of their business strategy in a cost-efficient manner. These professional services address the full life cycle of our customers’ networks and operations with business consulting, systems design and integration, maintenance and managed services. Our customers include both communication service providers and cable operators.

The group's mission statement is to partner with our customers throughout their transformation projects – as they migrate their networks, organizations, business processes and customers from their legacy technology and platforms to the IP world. Our services offerings are organized around the four areas where we believe our customers benefit the most from our multi-vendor IT/telecommunications practices:

•

network and system integration;

•

managed and outsourcing solutions;

•

multi-vendor maintenance;

•

product-attached services.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 37

Back to Contents

Within the Network and Systems Integration (NSI) organization, our business and technology industry experts consult with and support our customers throughout their transformation from legacy to IP platforms. The IP network transformation services within NSI include network planning, design, consulting, roll-out, project management, and optimization services. Our IP Transformation Centers located in Antwerp (Belgium), Murray Hill (USA), Chennai (India) and Singapore, allow our customers to fully test their target network in a live, multi-vendor environment, thereby minimizing risk and time to market. Our IP network transformation services also support the evolution of our customers to a High Leverage NetworkTM. Our NSI consultants also assist customers in the deployment of multimedia services and networks, such as next generation interactive TV; the design, migration and roll-out of 2G/3G/4G wireless networks; mobile backhaul; and eco-sustainability, work that includes the deployment of base stations powered by solar and wind energy. Due to our expertise, we believe our NSI customers benefit from reduced time required to bring new services to market, streamlined and enhanced operational processes, and the ability to integrate their new service delivery platforms with their operational and business support systems. We offer a combination of network and IT expertise, and we continue to invest in our tools and process.

Managed services consist of a wide range of outsourced network operations, including the migration of the service providers’ customers from legacy platforms to new IP platforms. These services reduce our clients' operating expenses, enhance network reliability and manage the quality of the end-user experience. Managed services provide a seamless (for the end-user) transition to an outsourced environment utilizing a standard set of tools and other resources (technology and people) to manage our customers’ networks. These functions can be performed at our own network operations centers, at our four IP Transformation Centers, or at the customer’s own network operations center. We have also introduced innovative business models to our managed and outsourcing solutions. For example, in 2009, we created a joint venture with Bharti Airtel to manage its pan-India broadband and traditional wireline networks and to help Airtel’s transition to a next generation network. Through the joint venture, both partners derive financial benefit from the efficiency gains created from the outsourcing. Elsewhere in India, in 2009, we expanded the scope of our managed services joint venture with Reliance Communications to include additional responsibilities and a wider geographic area.

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

Product-attached services include network build and implementation (NBI) and maintenance services that are provided for our equipment and systems. Our NBI services support networks of all sizes and complexity whether they be wireless, wireline or converged. These activities are carried out by our own global workforce, supplemented by a network of qualified partners who ensure that our customers’ new networks are delivered cost-effectively and with minimum risk for our customers.

In 2009, our services segment revenues were € 3,569 million including intersegment revenues and € 3,537 million excluding intersegment revenues, representing 24% of our total revenues.

5.6    MARKETING AND DISTRIBUTION OF OUR PRODUCTS

We sell substantially all of our products and services to the world’s largest telecommunications service providers through our direct sales force, except in China where our products are also marketed through indirect channels and joint ventures that we have formed with Chinese partners. For sales to Tier 2 and Tier 3 service providers, we use our direct sales force and value-added resellers. Our three regionally focused sales organizations have primary responsibility for all customer-focused activities, and share that responsibility with the sales teams at certain integrated units such as submarine systems, radio frequency systems, Genesys and the “select verticals” piece of our enterprise business. Our enterprise communications products are sold through channel partners and distributors that are supported by our direct sales force.

In order to strengthen our customer focus, we discontinued the use of third party sales agents in 2009. We created the Solutions and Marketing organization in 2009 to focus on pre-sales activities and to combine the right products and services to create the solutions required by customers. This group provides the link between the business groups’ experts and the regional sales teams’ knowledge of their customers’ needs. Our Quality Assurance and Customer Care organization is dedicated to insuring that our solutions, products, and services are of the highest quality and will work seamlessly and reliably in our customers’ networks.

5.7    COMPETITION

We have one of the broadest portfolios of product and services offerings in the telecommunications equipment and related services market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco Systems, Ericsson, Fujitsu, Huawei, ZTE, Motorola and Nokia Siemens Networks (NSN). Some of our competitors, such as Ericsson, NSN and Huawei, compete across many of our product lines while others – including a number of smaller companies – compete in one segment or another. In recent years, consolidation has reduced the number of networking equipment vendors, and the list of our competitors may continue to change as the intensely competitive environment drives more consolidation. However, it is too early to predict the changes that may occur.

We believe that technological advancement, product and service quality, reliable on-time delivery, product cost, flexible manufacturing capacities, local field presence and long-standing customer relationships are the main factors that distinguish competitors within each of our segments in their respective markets. In today’s tight-credit environment another factor that may serve to differentiate competitors, particularly in emerging markets, is the ability and willingness to offer some form of financing.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 38

Back to Contents

We expect that the level of competition in the global telecommunications networking industry will remain intense, for several reasons. First, although consolidation among vendors results in a smaller set of competitors, it also triggers competitive attacks to increase established positions and market share, pressuring margins.

Consolidation also allows some vendors to enter new markets with acquired technology and capabilities, effectively backed by their size, relationships and resources. In addition, carrier consolidation is continuing in both developed and emerging markets, resulting in fewer customers overall. In those regions where capital expenditures remain under pressure in 2010, spending cuts will compound the competitive impact of a smaller set of customers. Most vendors are also targeting the same set of the world’s largest service providers because they account for the bulk of carrier spending for new equipment. Competition is also accelerating around IP network technologies as carriers continue to shift capital to areas that support the migration to next-generation networks. Furthermore, competitors providing low-priced products and services from Asia are gaining significant market share worldwide. They have been gaining share both in developed markets and in emerging markets, which account for a growing share of the overall market and which are particularly well-suited for those vendors’ low-cost, basic communications offerings. As a result, we continue to operate in an environment of intensely competitive pricing.

5.8    TECHNOLOGY, RESEARCH AND DEVELOPMENT

We place a priority on research and development because innovation creates technologies and products that can differentiate us from our competitors and can potentially generate new sources of revenue. Research is undertaken by Bell Labs, our research arm. The respective business units build on the research from Bell Labs and enhance products and solutions across our portfolio. We believe our R&D efforts in Applications Enablement and the High Leverage NetworkTM, with technologies such as network computing, LTE, optical networking, IP routing and fixed access may provide us with the best way to differentiate ourselves.

In 2009, Bell Labs played a lead role in laying the foundations of our Applications Enablement strategy and High Leverage NetworkTM architecture. Applications Enablement requires products that allow service providers to securely make their network assets available to application and content providers in order to accelerate application innovation. Our personal content management application product. It provides a collaborative Web 2.0 environment that allows users to access all their content – premium (broadcast channels), private (pictures, home videos) and Web 2.0 community (YouTube movies, Flickr photoshows) on any device no matter where the content physically resides. This personal content management application is representative of a broad range of converged multimedia services that draw upon both fixed and mobile network assets.

Our High Leverage NetworkTM architecture requires network products that meet the need for high bandwidth while minimizing network transport costs. Specific examples of products for the High Leverage NetworkTM that we announced in 2009 include:

•

the Converged Backbone Transformation Solution, which tightly integrates a network’s IP and optical layers;

•

the industry’s first 100 Gigabit/second edge routers.

Network computing, another area of research focus, entails the transition from applications that run on a fixed set of resources to applications that run on a network of shared servers with dynamically-allocated resources that are delivered via the network or the “cloud”. Our research focuses on the technology required for real-time, interactive cloud-based services.

We have significantly increased our R&D emphasis on Long-Term Evolution (LTE), as momentum in the market builds behind this fourth-generation (4G) wireless technology. We aim to be strongly positioned to capitalize on LTE and, in the longer term, advanced LTE. For example, we conducted field trials of Coordinated Multipoint Transmission (CoMP) technology, which uses multiple antennas to deliver consistent performance and quality of service when a user accesses and shares any high-bandwidth service, whether the user is located close to the center of an LTE cell or at its outer edges. The CoMP technology builds on MIMO (Multiple Input-Multiple Output) antenna technology that was invented by Bell Labs.

Optical networking continues to be a core area of focus for us. In particular, we are making significant advances in 100 Gigabit/second optical transmission, a technology that will become critical for service providers as demand for high-speed broadband service builds. Although in the early development stages, we achieved a significant breakthrough using 155 lasers to sustain a record transmission speed of 100 Petabits per second. Our strength in optical transmission can be measured by the number of industry commendations received by our technical staff, including two Marconi Award winners, one of the optical networking industry’s most prestigious commendations. Complementing our R&D in optical networking is our research in intelligent IP terabit routing platforms and converged IP and optical networks.

2009 also saw advances in broadband wireline access covering a broad spectrum of technologies, including VDSL2, a very high-speed evolution of traditional DSL technology, and 10G GPON, which will yield a tenfold increase over the speeds and capacity of today’s GPON deployments. R&D efforts were also focused on components, notably Photonic Integrated Circuits (PICs) that are able to increase functionality and boost performance of optical networking equipment within a drastically reduced footprint.

Our ongoing research in the areas of mathematics, physical sciences, computer and software sciences serves as the backbone of our research in the areas mentioned above.

On December 17, 2009, Bell Labs extended its global scope by opening a new research facility in Seoul, South Korea. With Seoul, Bell Labs has eight locations around the globe: USA, France, Belgium, Germany, Ireland, India, China and South Korea.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 39

Back to Contents

During 2009, several current and past members of the Bell Labs research community and the broader Alcatel-Lucent technical community were the recipients of more than 30 prestigious awards. Some of the most notable included:

•

the Nobel Prize in Physics for the invention and development of the charge-coupled device (CCD);

•

the Marconi Prize for optical transmission;

•

the John Tyndall Award for seminal contributions to advanced lightwave communications networks;

•

IEEE Eric Sumner Award for pioneering contributions to multi antennas systems and microwave propagation;

•

National Inventors Hall of Fame Award; and

•

the RUSNANOPRIZE.

Advanced Research

To better advance the Group’s innovation strategy, Bell Labs has defined five major themes that will serve as a focus for research efforts and to better serve our customers.

Efficient Networks: We are focused on increasing the overall efficiency of networks, with research projects to maximize spectral efficiency and improve the energy efficiency of communications networks. This research fits within our Green TouchTM initiative and consortium that we announced in January 2010 to create the technologies needed to make communications networks more energy efficient than they are today.

100% Coverage: Focused on ensuring universal access to high speed broadband networks.

Network Virtualization: Focused on inventing technologies to allow a single physical network to operate as if it were multiple networks, each with a distinct function or supporting a different service provider. This technology will have clear cost benefits and make it possible for service providers to more easily scale and accommodate exponential growth in traffic.

Everything as a Service: Focused on utilizing cloud computing (on-demand network access to a shared pool of computing resources) to provide traditional telecom services and applications. Our vision is to create a network where all services reside and are updated automatically.

Everything is Video: Focused on scaling networks to support increased traffic resulting from the increased use of video.

Open Innovation

In 2009, we took a number of initiatives to further strengthen the innovation culture within our company, as well as advance open innovation programs that engage third parties in generating and exploiting new market opportunities.

Within the company an ongoing series of “Entrepreneurial Bootcamps” were conducted during the course of 2009. The Entrepreneurial Boot Camp is an internal opportunity identification program designed to enable employees to develop innovative ideas into comprehensive Business Opportunity Plans. The program’s goal is to stimulate innovation and enhance creativity across the organization with an eye towards injecting new ideas into the market and sharpening the company’s competitive edge. Promising Bootcamp solutions are typically incubated within our Ventures unit or absorbed into one of our business groups.

Regarding open innovation, Bell Labs has adopted a new strategy that changes the scope of research from traditional co-research initiatives to one that encompasses a broader business perspective and involves, from the outset, a wider range of stakeholders, including our partners. Following this strategy, two pilot projects were initiated in 2009 that focused on growth opportunities in new, non-traditional markets.

Reliability

Reliability is essential for the continuous and successful operation of today’s complex communications infrastructures. In 2009, we initiated a program to improve the reliability of our products and solutions. The program stressed the early design alignment of products with:

•

customized reliability performance objectives;

•

a best-in-class planning framework for achieving these objectives; and

•

implementation of industry consensus best practices.

In addition, the improvement program utilizes the Eight Ingredient (8i) Framework, an advanced methodology we developed that is widely used by industry, government and academia to analyze the communications infrastructure and to achieve high levels of control for systems.

Standardization

More than 500 employees were actively engaged with telecommunication standardization bodies during 2009. Our engineers have participated in approximately 100 standards organizations and more than 200 different working groups, including the 3GPP, 3GPP2, ATIS, Broadband Forum, CCSA, ETSI, IEEE, IETF, OMA, Open IPTV Forum, TIA and the WiMAX Forum. The initial direction of our efforts has been to ensure standards support for our Applications Enablement and High Leverage NetworkTM strategies, and to reinforce our position as a leading contributor in the areas of Access, IP, Optics and Wireless technologies, with a particular focus on LTE. We have also taken a very active role in initiatives around energy efficient, or “Green Networks.”

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 40

Back to Contents

5.9    INTELLECTUAL PROPERTY

In 2009, we obtained more than 2,100 patents worldwide, resulting in a portfolio of more than 27,600 active patents worldwide across a vast array of technologies. We also continued to actively pursue a strategy of licensing selected technologies to expand the reach of our technologies and to generate licensing revenues.

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

5.10    SOURCES AND AVAILABILITY OF MATERIALS

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

5.11    SEASONALITY

The typical quarterly pattern in our revenues – a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’ capital expenditures. In 2009, however, the typical seasonal pattern in our revenues was somewhat muted, especially in the fourth quarter when our revenues accounted for a smaller piece of full year revenue than has been the case in recent years. We expect the traditional seasonal pattern of service providers’ capital expenditures and in our quarterly revenues will continue in 2010.

5.12    OUR ACTIVITIES IN CERTAIN COUNTRIES

We operate in more than 130 countries, some of which have been accused of human rights violations, are subject to economic sanctions by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Some U.S.-based pension funds and endowments have announced their intention to divest the securities of companies doing business in some of these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in those countries. Our net revenues in 2009 attributable to these countries represented less than one percent of our total net revenues. Although U.S.-based pension funds and endowments own a significant amount of our outstanding stock, most of these institutions have not indicated that they intend to effect such divestment.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 41

Back to Contents

5.13    ENVIRONMENTAL MATTERS

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

Remedial and investigatory activities are under way at numerous current and former facilities owned or operated by the respective historical Alcatel and Lucent entities. In addition, Lucent was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or comparable state statutes in the United States. Under a Separation and Distribution Agreement with AT&T and NCR Corp. (a former subsidiary of AT&T), Lucent is responsible for all liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under that Separation and Distribution Agreement, Lucent is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities. For a discussion about one such matter that involves the clean up of the Fox River in Wisconsin, USA, please refer to Section 6.7 “Contractual Obligations and Off-Balance Sheet Contingent Commitments – Specific commitments of former Lucent” in this annual report. In Lucent’s separation agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

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

5.14    HUMAN RESOURCES

Our approach

In 2009, our Human Resources teams played a key role in supporting our strategic transformation, encouraging diversity, promoting the development of talent and laying the groundwork for a new approach to employee recognition and engagement.

Our strategic transformation journey

In 2009, we accelerated our strategic transformation. Our transformation program is aimed at giving coherence to all the actions engaged across all functions and all regions of our company. It is based on three main components: Strategy, Systems & Structure, and Culture & Behavior. It is this last component that is entirely the responsibility of our employees, supported by our Human Resources teams. In 2009, we established a set of key performance indicators in order to measure progress on changing behavior. Each employee was asked to define at least one objective that takes into account one of our core values: put the customer first, be accountable, be a global team player, focus on innovation, lead courageously, and show respect, passion and energy.

From an organizational point of view, we have flattened the hierarchies in our management structures to become more innovative, empower our people and eliminate silos.

We have also held over 20 strategy roadshows across our three regions to help all employees better understand our transformation strategy and more clearly see the changes that have already been made.

Developing and managing our talent

Our long-term success depends in part upon our ability to manage our human capital. In this respect, our Human Resources team members provide the necessary expertise and support and beyond, besides individual actions and regional initiatives, a number of concrete global programs also exist. Our Global Performance Management Process (GPMP), for example, helps managers and employees work together to define clear, consistent goals and then document their accomplishments. It facilitates open discussion and feedback, aids in the creation of development plans, and helps to support our business objectives. In 2009, more than 84% of our managers and professionals used the GPMP for their annual review. With our yearly Organization and People Reviews (OPR), we build and develop a pipeline of future leaders with the potential to take over the most strategic positions in the company. We also define succession plans for all key positions to ensure leadership continuity. Our 360° Feedback Program is an on line-process helping leaders and managers identify their key strengths and development needs based on our defined Leadership Competencies, and then build a development plan by working with a certified coach. A dedicated Transformation 360 project was also launched in 2009, engaging all our mid-level leaders as change agents and developing their change management skills. Our Key Performer Learning Program provides timely and compelling training to our current and future leaders, helping them develop thought leadership, results leadership, personal leadership, and people leadership.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 42

Back to Contents

A truly global learning community, Alcatel-Lucent University is a network of 21 accredited training centers. Last year, Alcatel-Lucent University launched its fully accredited training center in Istanbul, Turkey. In 2009, our employees averaged 17 hours of training, 40% of which was taken online (up from 33% in 2008). Overall, more than 65,000 employees received formal training in 2009 (approximately 83% of our employees). A strategic learning priority is that of Business Transformation, consisting of 15 operational learning programs designed to enhance the knowledge and efficiency of Alcatel-Lucent employees. Alcatel-Lucent University is also addressing the need for employee technology qualification programs in strategic areas, such as LTE and Applications Enablement.

Recognizing exceptional contributions

At the end of 2009, we launched a program to recognize specific people and teams who have made outstanding contributions. Among several features of this program, the CEO Excellence Award Recognizing Change will be given to an employee or a team for work that embodies the new behavior of transformation and that can be replicated across the company.

ENCOURAGING MOBILITY

For many years now, we have actively encouraged mobility across geographical, organizational and functional borders. Mobility is a key element of our human resource policy, because we know that giving people opportunities to explore new career options and to pursue professional advancement makes our entire company stronger. Our goal is to have 80% of our high-potential employees change their assignment within the next three years. In 2009, 70.4% of these high-potential employees had been in their current role for less than three years.

DIVERSITY AND EQUAL OPPORTUNITY

With more than 78,000 employees living in 130 countries and representing more than 100 nationalities, we have employees of all ages, from all walks of life and from very different backgrounds. This is a great source of our strength and we firmly believe that it allows each of us to develop new ways of looking at issues and to contribute to our innovation and creativity. In today’s global environment we believe more than ever before that it is crucial to understand the cultures, customs and needs of employees, customers and regional markets. As a global enterprise, we actively seek to ensure that our employee body reflects the diversity of our business environment. Our Statement of Business Principles, and our Human Rights policies clearly confirm our responsibility to recognizing and respecting the diversity of people and ideas, and to ensuring equal opportunities.

In 2009, we paid particular attention to the “Generation Y” population (individuals born between the late 1970's and the mid-1990's), and to gender diversity.

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

We also have a long-term remuneration policy involving equity ownership. In March 2009, our Board of Directors approved the allocation of 400 stock options to all employees, with an exercise price set at 2 euros. By granting every employee stock options, we sought to recognize and underline that each person plays a role in the transformation of our company.

Leveling and grading program

To properly manage human resources programs in the new company organization and structure launched in January 2009, it was necessary to evaluate the appropriate level and grade for each employee. In 2009, we undertook this Leveling & Grading program. All employees have now received their personal levels and grades from their direct supervisors. Thanks to this action, we have created a common reference point to be used to qualify future promotions and facilitate internal mobility. This new leveling and grading structure will also enable us to better benchmark ourselves versus the external market and will add further structure to compensation decisions.

Progress on our plan to reduce costs and streamline our structure

As of the fourth quarter 2009 and on an annualized exit run rate, Alcatel-Lucent has reduced its cost and expense structure by approximately € 950 million at constant currency, of which approximately 40% in Cost of sales (including fixed operations, product and procurement costs), 25% in R&D and 35% in Administrative and Selling expenses (including marketing, general & administrative costs).

In 2009, the company estimates that it has reduced its break-even point – defined as the amount of revenue required to achieve break-even at the adjusted1 operating level – by € 1.05 billion at constant currency.

In 2009, Alcatel-Lucent reduced its operating working capital by € 597 million through a decrease in net inventories of € 488 million or 5 days, a decrease in net receivables of € 1,174 million or 16 days, partially offset by a decrease in payables, progress payments and product reserves on construction contracts of € 1,065 million or 11 days. In 2009, the company reduced its cash conversion cycle by 10 days.

Maintaining a dialogue with employees

The Alcatel-Lucent European Committee for Information and Dialogue (ECID) is one way we maintain an open dialogue with employees and their representatives on the important actions and decisions that directly affect the company where they are working. ECID allows Alcatel-Lucent senior management and European employee representatives to exchange views. The committee has 30 members, including since January 2009 representatives from Romania. There is also a separate liaison committee made up of five members designated by the ECID among the main European countries that have the largest number of Alcatel-Lucent employees. In 2009, ECID decided to maintain the previous year’s liaison committee countries and so had representatives from Germany, Belgium, Spain, France and Italy. In 2009, ECID met three times (March, June and October) and specific meetings were also organized with the liaison committee when appropriate.

Employees

At December 31, 2009, we employed 78,373 people worldwide, compared with 77,717 at December 31, 2008 and 76,410 at December 31, 2007.

(1)

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 43

Back to Contents

The tables below show the geographic locations and the business segments in which our employees worked on December 31, 2007 through 2009.

Total number of employees and the breakdown of this number by business segment and by geographical area is determined by taking into account all of the employees at year-end who worked for fully consolidated companies and companies in which we own 50% or more of the equity.

BREAKDOWN OF EMPLOYEES BY BUSINESS SEGMENT

	Carrier	Applications Software	Enterprise	Services	Other	Total Group
2007	39,428		6 ,779	29,033	1,170	76,410
2007 Restated (1)	39,011		7,427	28,902	1,070	76,410
2008	36,646		7,832	32,099	1,140	77,717
2008 Restated (2)	30,904	7,838	5,735	32,099	1,140	77,717
2009	28,429	7,300	5,581	35,801	1,262	78,373

(1)

In 2008, certain shared support staff in the Carrier and Services segments were transferred to Enterprise with a corresponding decrease in the support staff of the other segments, mainly Carrier. In 2008, employees from Other were transferred to other segments as part of the reduction of the corporate headquarters activities of Lucent.

(2)

In 2009, a new business segment “Applications Software” was created consisting of our Applications and Motive activities which were previously part of the Carrier segment and our Genesys activity which was previously part of the Enterprise segment.

BREAKDOWN OF EMPLOYEES BY GEOGRAPHICAL AREA

	France	Other Western Europe	Rest of Europe	Asia Pacific (1)	North America (2)	Rest of the World (1) (2)	Total Group
2007	12,109	14,382	3,168	17,242	24,214	5,295	76,410
2008	10,942	13,958	3,664	20,270	22,658	6,225	77,717
2009	10,467	12,610	3,352	24,553	20,114	7,277	78,373

(1)

India, which was previously included in “Rest of the World“, is now included in “Asia Pacific“; all periods have been restated to reflect this change.

(2)

Canada, which was previously included in “Rest of the World“, is now included in “North America“; all periods have been restated to reflect this change.

Movements in headcount due to Group perimeter changes during 2009 amounted to a net increase of 3,032 employees, mainly due to insourcing in India within the context of managed services contracts.

Membership of our employees in trade unions varies from country to country. In general, relations with our employees are satisfactory.

Contractors and Temporary workers

The average number of contractors (that is, individuals at third parties performing work subcontracted by us on a “Time and Materials” basis, when such third parties’ cost to us is almost exclusively a function of the time spent by their employees in performing this work), and of temporary workers (that is, in general, employees of third parties seconded to perform work at our premises due, for example, to a short-term shortfall in our employees or in the availability of a certain expertise) in 2009 was 9,624 in the aggregate.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 44

Back to Contents

6    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.1    Overview of 2009

53

6.2    Consolidated results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008

54

6.3    Results of operations by business segment for the year ended December 31, 2009 compared to the year ended
December 31, 2008

57

6.4    Consolidated results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007

60

6.5    Results of operations by business segment for the year ended December 31, 2008 compared to the year ended
December 31, 2007

63

6.6    Liquidity and capital resources

65

6.7    Contractual obligations and off-balance sheet contingent commitments

67

6.8    Outlook for 2010

70

6.9    Qualitative and quantitative disclosures about market risk

70

6.10  Legal matters

72

6.11  Research and development – expenditures

75

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 45

Back to Contents

FORWARD-LOOKING INFORMATION

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “may”, “intend”, “should”, “plan”, “project”, or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion in Chapter 4 – “Information about the Group” and below in this Chapter 6 under the heading “Outlook for 2010” with respect to (i) our projection that the 2010 global telecommunications equipment and related services market should experience nominal growth, defined as between 0% and 5%, at constant currency rates; (ii) our aim to reach an operating profit before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) in the low to mid single digit range as a percent of revenues (defined as between 1% and 5% of revenues) in 2010; (iii) our aspiration to an operating profit before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) in the mid to high single-digit range as a percent of revenues (defined as between 5% and 9% of revenues) in 2011; (iv) such forward-looking statements regarding the expected level of restructuring costs and capital expenditures in 2010 can be found under the heading “Liquidity and Capital Resources”; and (v) statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments are also forward-looking statements and can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”.

PRESENTATION OF FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes presented elsewhere in this document. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union. IFRSs, as adopted by the European Union, differ in certain respects from the International Financial Reporting Standards issued by the International Accounting Standards Board. However, our consolidated financial statements for the years presented in this document in accordance with IFRSs would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRSs” in this Form 20-F refer to IFRSs as adopted by the European Union.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRSs, our results for 2009, 2008 and 2007 included several negative, non-cash impacts of purchase accounting entries.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 46

Back to Contents

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2009

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of December 31, 2009, we had not applied any new International Financial Reporting Standards and Interpretations that the European Union had published and adopted but which were not yet mandatory.

New financial reporting standards or amendments applied as of January 1, 2009

IAS 1 – Presentation of Financial Statements – revised

The IASB published a revised IAS 1 “Presentation of Financial Statements: A Revised Presentation” during 2007, which were endorsed by the European Union and became effective as of January 1, 2009.

The main changes from the previous version of IAS 1 are:

•

the titles “balance sheet” and “cash flow statement” are now denominated “statement of financial position” and “statement of cash flows”;

•

all changes arising from transactions with owners in their capacity as owners are presented separately from non-owner changes in equity;

•

income and expenses are presented in either one statement (statement of comprehensive income) or two statements (a separate income statement and a statement of comprehensive income);

•

total comprehensive income is presented in the financial statements.

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

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Valuation allowance for inventories and work in progress on construction contracts	(500)	(654)	(514)
	2009	2008	2007
Impact of changes in valuation allowance on income (loss) before income tax, related reduction of goodwill and discontinued operations	(139)	(285)	(186)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 47

Back to Contents

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

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Accumulated impairment losses on customer receivables	(168)	(207)	(187)
	2009	2008	2007
Impact of impairment losses on income (loss) before income tax, related reduction of goodwill and discontinued operations	(23)	(17)	(3)

Capitalized development costs, other intangible assets and goodwill

CAPITALIZED DEVELOPMENT COSTS

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Capitalized development costs, net	558	578	596

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

An impairment loss of €20 million for capitalized development costs was accounted for in 2009.

Impairment losses for capitalized development costs of €135 million were accounted for in the fourth quarter of 2008 mainly related to a change in our WiMAX strategy, by focusing on supporting fixed and nomadic broadband access applications for providers. These impairment losses are presented in the line item “Impairment of assets” in the income statement.

During the fourth quarter of 2009, following our decision to cease any new WiMAX development on the existing hardware platform and software release, restructuring costs of €44 million were reserved.

Impairment losses for capitalized development costs of €41 million were accounted for in 2007 mainly related to the UMTS (Universal Mobile Telecommunications Systems) business.

OTHER INTANGIBLE ASSETS AND GOODWILL

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Goodwill, net	4,168	4,215	7,328
Intangible assets, net (1)	2,214	2,567	4,230
TOTAL	6,382	6,782	11,558
(1) Including capitalized development costs, net.

Goodwill amounting to € 8,051 million and intangible assets amounting to € 4,813 million were accounted for in 2006 as a result of the Lucent business combination (as described in Note 3 to our Consolidated Financial Statements), using market-related information, estimates (primarly based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss on goodwill was accounted for during 2009.

Impairment losses of €4,545 million were accounted for in 2008 mainly related to the CDMA (€2,533 million), Optics (€1,019 million), Multicore (€300 million), and Applications (€339 million) business divisions, each of which were considered to be groups of Cash Generating Units (“CGUs”) in 2008 at which level impairment tests of goodwill are performed. Please refer to Notes 7, 12 and 13 to our consolidated financial statements for a further explanation.

An impairment loss of €2,832 million was accounted for in 2007, of which €2,657 million was charged to goodwill and €175 million was charged to other intangible assets, mainly for the CDMA and IMS Business Divisions and the UMTS business.

The recoverable value of each business division is calculated upon a five years discounted cash flow approach plus a discounted residual value, corresponding to the weighted average of the following three approaches:

•

capitalization to perpetuity of the normalized cash flows of year 5 (Gordon Shapiro approach) – weighted 50%;

•

application of a Sales Multiple (Enterprise Value – “EV”/Sales) – weighted 25%;

•

application of an Operating Profit Multiple (Enterprise Value-“EV”/Earnings Before Interest, Tax, Depreciation and Amortization – “EBITDA”) –weighted 25%.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 48

Back to Contents

The recoverable values of our goodwill and intangible assets, as determined for the 2009 annual impairment test performed by the Group in the second quarter 2009, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions are:

•

discount rate; and

•

projected cash-flows arising out of the successful implementation of the strategic plan the Group publicly announced on December 12, 2008 and on a nominal rate of growth of our revenues in 2010.

The discount rates used for the annual impairment tests of 2009, 2008 and 2007 were the Group’s weighted average cost of capital (“WACC”) of 11%, 10% and 10% respectively. For the additional impairment tests performed during the fourth quarter of 2008 and 2007, the rates used were 12% and 10% respectively. The discount rates used for both the annual and additional impairment tests are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. Given the absence of comparable “pure player” listed companies for each group of Cash Generating Units, we do not believe that the assessment of a specific WACC for each product or market is feasible. A single discount rate has therefore been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2009 recoverable value of goodwill and intangible assets by €373 million and €406 million, respectively. An increase of 0.5% in the discount rate would not have impacted impairment losses as of December 31, 2009.

As indicated in Note 1g to our consolidated financial statements, in addition to the annual goodwill impairment tests, impairment tests are carried out if we have indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the change in the recent economic environment and the volatile behaviour of financial markets, the Group assessed whether as of December 31, 2009 there was any indication that any business division goodwill may be impaired at that date. The Group concluded that there were no triggering events that would justify performing an additional impairment test as of December 31, 2009.

Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see Note 1g to our consolidated financial statements). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available such as market statistics and recent transactions.

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2009 (€39 million in 2008). Impairment losses of €94 million were accounted for during 2007 mainly related to the UMTS business and the planned disposal of real estate.

Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers for our products, (ii) expected losses at completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

PRODUCT SALES RESERVES

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Related to construction contracts (1)	114	186	147
Related to other contracts (2)	482	575	557
TOTAL	596	761	704
(1) See Note 18, included in the amounts due to/from customers on construction contracts. (2) See Note 27.

For further information on the impact on the income statement of the change in these provisions, see Notes 18 and 27.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 49

Back to Contents

Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

Deferred tax assets recognized (in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Related to the United States	206 (1)	339 (1) (2)	675 (2)
Related to France	451 (1)	339 (1) (2)	404 (2)
Related to other tax jurisdictions	179	174	153
TOTAL	836	852	1,232

(1)

Following the performance of the 2009 and 2008 annual goodwill impairment tests, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008 and December 31, 2007.

(2)

Following the performance of an additional impairment test of goodwill during the fourth quarter of 2008 and 2007, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and in France compared to the situation as of December 31, 2007 and December 31, 2006 respectively.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n to our consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded. If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our statement of financial position and net income (loss).

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2009 are €751 million (€957 million as of December 31, 2008 and €1,629 million as of December 31, 2007).

As prescribed by IFRSs, we had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company's financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

Pension and retirement obligations and other employee and post-employment benefit obligations

ACTUARIAL ASSUMPTIONS

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

	2009	2008	2007
Weighted average expected rates of return on pension and post-retirement plan assets	6.69%	7.04%	7.39%
Weighted average discount rates used to determine the pension and post-retirement obligations	5.84%	6.44%	5.54%

The net effect of pension and post-retirement costs included in “income (loss) before tax, related reduction of goodwill and discontinued operations” was a €150 million increase in pre-tax income during 2009 (€246 million increase in pre-tax income during 2008 and a €628 million increase in pre-tax income during 2007). Included in the €150 million increase in 2009 was €253 million booked as a result of certain changes to management retiree pension and healthcare benefit plans. Included in the €246 million increase in 2008 was €65 million booked as a result of certain changes to management retiree healthcare benefit plans. Included in the €628 million increase in 2007 was €258 million booked as a result of certain changes to management retiree healthcare benefit plans. Please refer to Note 25f to our consolidated financial statements for a further discussion of these changes.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year's expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future year’s benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent's non U.S. plans are determined based on Bloomberg AA Corporate yields.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 50

Back to Contents

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2009 net pension and post-retirement result by approximately €(35) million and €49 million, respectively.

Expected return on plan assets

Expected return on plan assets for our U.S. plans is determined based on recommendations from our external investment advisor and our own historical returns experience. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor's recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The 2009 fourth quarter expected return on plan assets (accounted for in “other financial income (loss)”) for our U.S. plans is based on September 30, 2009 plan asset fair values. However, the expected return on plan assets for our non U.S. plans is based on the fair values of plan assets at December 31, 2008.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2009 net pension and post-retirement result by approximately €122 million.

We recognized a U.S.$ 70 million increase between the third and the fourth quarters of 2009 in the net pension credit, which is accounted for in “other financial income (loss)”. The net pension credit increased due to an increase in the expected return on plan assets for our U.S. plans resulting from the increase in the plan asset fair values and the expected change of the interest cost in relation to the change in the liability). On our U.S. plans, we expect a U.S.$ 30 million decrease in the net pension credit to be accounted for in “other financial income (loss)” between the 2009 fourth quarter and the 2010 first quarter. Alcatel-Lucent does not anticipate a material impact outside U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuary annually reviews expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government's Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. The actuary applies its findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making its recommendations. In determining our assumptions, we review our recent experience together with our actuary's recommendations.

Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid by a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

The mortality assumption for our U.S. plans is based on actual recent experience of the participants in our management pension plan and our occupational pension plans. For the 2009 year-end valuation, we updated the mortality assumptions, again based on the actual experience of the two plans. We looked at the experience for the years of 2004 through 2008. As was the case previously, there was insufficient experience to develop assumptions for active employees and former employees who have delayed commencing their pension benefits, so we used the RP 2000 mortality table projected up to 2009.

PLAN ASSETS INVESTMENT

At its meeting in July 29, 2009, our Board of Directors approved the following modifications to the asset allocation of our pension funds: the investments in equity securities is to be reduced from 22.5% to 15% and the investments in bonds is to be increased from 62.5% to 70%, while investments in alternatives (such as real estate, private equity and hedge funds) is to remain unchanged. The reduction in equity investments in favor of fixed income securities was achieved immediately. The implementation of the asset allocation approved on July 29, 2009 was completed as of January 1, 2010. We believe that these changes should lead to a slight decrease in long-term returns from financial assets. The impact of these changes has been reflected in our expected return assumptions for 2010.

Plans assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay as the fair value of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2009 actual fair values of private equity, venture capital, real estate and absolute return investments at year end were 10% lower than the ones used for accounting purposes as of December 31, 2009, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €210 million.

ASSET CEILING

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service cost, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. Since we have used and intend to use in the future eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, such use is considered as a reimbursement from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For formerly union-represented retirees, we expect to fund our current retiree healthcare obligation with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined pension plan into a retiree health benefits account established to pay retiree health benefits. We may select among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers. The assumptions to be used for the January 1, 2010 valuation have not been chosen at this time.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 51

Back to Contents

Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2010 census data will not be final until late in the third quarter of 2010. Prior to the Pension Protection Act of 2006 (or the PPA), Section 420 of the U.S. Internal Revenue Code allowed for a Section 420 Transfer in excess of 125% of a pension plan's funding obligation to be used to fund the healthcare costs of that plan's retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% of the retiree population, during the five year period. The PPA as amended by the U.S. Troop Readiness, Veterans' Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year from assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The amendments also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using variations of the available methods, we estimate that as of December 31, 2009, the excess of assets above 120% of the plan obligations is between $ 1.7 billion and $3.2 billion, and the excess above 125% of plan obligations is between $1.2 billion and $ 2.7 billion. However, deterioration in the funded status of the U.S. occupational pension plan could negatively impact our ability to make future Section 420 Transfers.

Revenue recognition

As indicated in Note 1o to our consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

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

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, as a result of cost overruns and major technical problems that we experienced in implementing a large W-CDMA (Wideband Code Division Multiple Access) contract, we determined then that we could no longer estimate with sufficient reliability the final revenue and associated costs of such contract. As a result, we expensed all the contract costs incurred to that date, and we only recognized revenues to the extent that the contract costs incurred were recoverable. Consequently, revenues of €72 million and cost of sales of €298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before tax, related reduction of goodwill and discontinued operations of changing from the percentage of completion method to this basis of accounting was €98 million for 2007. This basis of accounting was maintained in 2008 and for the first nine months of 2009. During that 21 month period, our operational performance on the contract steadily improved to a point where we could then estimate reliably the outcome of the contract. However, because the contract was considered complete starting on October 1, 2009, reverting back to percentage of completion accounting was no longer necessary.

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, product roadmaps, etc. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1o are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 52

Back to Contents

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

Once the initial accounting of a business combination is complete, only errors may be corrected.

Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 24 to our consolidated financial statements. All of our convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1m to our consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

As described in Notes 8, 24 and 26 to our consolidated financial statements, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875% Series A convertible debenture. Similar changes in estimates could occur in the future for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1m to our consolidated financial statements, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers on all of Lucent’s convertible debt. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Notes 24 and 26 to our consolidated financial statements.

If all or some of the holders of Lucent’s 2.875% Series A convertible debentures do not demand redemption on the first optional redemption date, which is June 15, 2010, the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered reliable, with a corresponding potential positive impact on “other financial income (loss)”. The initial accounting treatment could then be reapplied.

Insured damages

In 2008, a fire occurred in our newly-built factory containing new machinery. Non-recoverable assets having a net book value of €4 million were written off as of September 30, 2008, representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption were insured and gave right to an indemnity claim, the amount of which was definitively settled as of September 30, 2009. We received €33 million on our business interruption insurance which was accounted for in other revenues during 2009, only when the cash was received.

In December 2009, the roof and technical floor of our headquarters in Madrid, Spain partially collapsed for unknown reasons. Our Spanish subsidiary rents this building and the lease is accounted for as an operating lease. The damaged assets were derecognized as of December 31, 2009 with a negative impact of €1 million on income (loss) from operating activities. All costs related to this incident (damaged assets, displacement and relocation costs, etc.) are insured subject to a €15 million deductible. Displacement and relocation costs below this threshold will be accounted for as incurred in 2010. As the cause of the incident is still not known, nothing has been reserved related to Alcatel-Lucent Spain’s potential liability to third parties. At this stage, Alcatel-Lucent Spain’s liability is not considered probable. However, depending upon the results of the investigation, this situation could evolve.

6.1    OVERVIEW OF 2009

2009 was a difficult year for suppliers of telecommunications equipment, and the economy posed the single largest challenge to our markets and our business. In response to the global recession, service providers worldwide reduced their spending for new equipment; they re-prioritized the makeup of that spending to speed the shift from legacy to next-generation technologies; and increased their focus on the need to grow revenues while reducing costs. The recession heightened already-intense competitive pressures as vendors from Asia, offering low-priced products and services and aggressive financing, captured a bigger share of the market. Left with a smaller share of a shrinking market, other vendors slashed costs and expenses to rebuild profitability. Led by burgeoning growth in mobile broadband data in 2009, service providers faced the growing challenge to profitably accommodate surging traffic volumes.

The global recession hit service providers in a number of ways that prompted them to aggressively reduce their spending for new equipment. In economies around the world, falling employment created businesses with fewer employees, thereby reducing the need for communications services and equipment. In addition, increased unemployment created jobless consumers who reduced spending on communications services and equipment. Mobile subscriber growth slowed, the number of wireline connections fell at an accelerated rate and the demand for new networks connecting new businesses and new homes plummeted as new construction activity tumbled. With demand for their services dropping, service providers took steps to protect cash flow and liquidity, including cuts in spending for new equipment. In many emerging markets, especially in Latin America, service provider spending cuts also reflected sharply weaker currencies that effectively raised equipment prices to prohibitive levels at the same time that financing became almost unavailable.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 53

Back to Contents

Although almost all service providers reduced spending for new equipment during 2009, the magnitude of those cuts differed significantly from sector to sector with some exceptions. For example, service providers remained focused on spending for next-generation technologies that will allow them to offer new services and/or reduce operating expenses. However, spending cuts did affect next-generation gear, although the migration to new technologies accelerated and spending cuts on legacy equipment increased. Included in those legacy technologies, where spending cuts were particularly sharp, were TDM (time division multiplexing) also known as legacy switching, ATM (asynchronous transfer mode) data networking, second generation wireless (CDMA and GSM), traditional DSL-based broadband access, and most terrestrial optical networking. Our own business reflected those trends, with double-digit year-over-year declines in each of those areas. The parts of our business that held up better in 2009 included IP service routers, third generation wireless (W-CDMA), managed services (outsourcing), submarine optical networking and applications. In W-CDMA, managed services, and submarine optical, our growth in 2009 was largely a reflection of growth in those sectors, which was, in turn due to specific factors that outweighed the declining trend in overall spending. Spending for W-CDMA infrastructure was boosted by the aggressive build-out of 3G wireless in China and by service provider spending for an enhanced mobile broadband capability. Growth in the demand for managed services reflected an increased willingness by service providers to outsource network operations and cut operating expenses, as well as their desire to focus on the services they offer end users. Strong spending for submarine optical in 2009 reflected the build-out of new undersea cable systems associated with the global expansion of Internet access, and the need to add capacity on existing networks. In IP service routers, our growth in 2009 reflected an increase in market share and the growing importance of the wireless backhaul market. Growth in our Applications business reflected a very positive customer response to our new applications portfolio and our new applications enablement strategy.

Mobile broadband traffic experienced explosive growth in 2009, which may have potentially very significant implications for service providers and equipment vendors. New smartphones, like Apple’s iPhone, and new applications designed for those devices, have made it easier than ever to access, create and share content, and traffic volumes have surged accordingly. Strong growth in mobile data traffic is nothing new – it has been the fastest growing type of traffic for some time. But data traffic had not reached the levels seen in 2009, when a few operators acknowledged quality of service issues brought about by a growing imbalance between network capacity and exploding demand for mobile broadband data. Mobile video, which uses a significant amount of bandwidth, is the fastest-growing application on mobile networks today. Since mobile video is a relatively new service with relatively few users, we believe that explosive growth in mobile data traffic will continue. The challenge of profitably accommodating this demand is one of the factors behind our development of what we call the “High Leverage NetworkTM”. The High Leverage NetworkTM is an architecture designed to deliver value-added services at the lowest possible cost. In addition, our High Leverage NetworkTM is driving significant activity and service provider interest in LTE, the fourth generation wireless technology designed to efficiently handle mobile data traffic.

As 2009 came to a close, the global economy had largely stabilized, and prospects for some kind of recovery were improving. However, consensus expectations called for a muted recovery, spending for telecommunications equipment remained sluggish, the market remained intensely competitive and vendors were still very much focused on cutting costs in the face of ongoing pressure on revenues and profitability.

6.2    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

Revenues. Revenues totaled €15,157 million in 2009, a decline of 10.8% from €16,984 million in 2008. Approximately 54% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The increase in the value of the U.S. dollar relative to the euro in 2009 compared with 2008 has tempered the decline in our reported revenues. If there had been a constant euro/U.S. dollar exchange rate in 2009 as compared to 2008, our consolidated revenues would have declined by approximately 12.4% instead of the 10.8% decrease actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during 2009, the average exchange rate that applied for 2008, instead of the average exchange rate that applied for 2009, and (ii) to our exports (mainly from Europe) effected during 2009 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro / U.S. dollar hedging rate that applied for 2008. Our management believes that providing our investors with our revenues for 2009 in constant euro / U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 54

Back to Contents

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

(in millions of euros)	Year ended December 31, 2009	Year ended December 31, 2008	% Change
Revenues as reported	15,157	16,984	(10.8)%
Conversion impact euro/U.S. dollar	(296)	-	(1.7)%
Hedging impact euro/U.S. dollar	16	-	0.1%
Revenues at constant rate	14,876	16,984	(12.4)%

Revenues in our Carrier business segment fell 17.3% in 2009, as recessionary pressures on carrier capital expenditures were reflected to varying degrees on revenue declines across all four businesses that comprise the Carrier segment. Spending cuts were, however, sharply focused on legacy technologies. Our wireline business, for example, reflected pronounced weakness in spending for legacy core switching and, to a lesser extent, legacy ADSL access equipment, and our overall wireline revenues dropped 25.8% in 2009. Similarly, in our wireless business, a sharp drop in spending for second-generation GSM equipment and CDMA equipment significantly outweighed increased spending for third-generation technologies, and overall wireless revenues fell 20.9% in 2009. Optics revenue declined 11.2% in 2009, as weakness in terrestrial optics offset continued strong growth in submarine optics. There was a 4.2% decline in revenues in our IP division as growth in IP/MPLS service routers was more than offset by the secular decline in spending for legacy ATM equipment. Revenues in the Applications software segment increased 8.6% in 2009, driven by strong carrier spending for applications. Activity in our Enterprise segment was also significantly impacted by global economic conditions, and revenues fell 15.3% in 2009. Revenues in our Services business segment continued to grow by 6.4% in 2009, led by very strong growth in managed and outsourcing solutions.

Revenues in 2009 and in 2008 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

Revenue by geographical segment	France	Other Western Europe	Rest of Europe	Asia Pacific	USA	Other Americas	Rest of world	Total
2009	1,533	3,039	631	2,978	4,369	1,185	1,422	15,157
2008	1,419	3,537	944	3,192	4,812	1,538	1,542	16,984
% Change 2009 vs. 2008	8%	(14)%	(33)%	(7)%	(9)%	(23)%	(8)%	(11)%

In 2009, 71% of our revenue was generated in the Europe and Americas regions, where the challenging economic environment pressured levels of activity across all segments and revenue declined 12.2% from 2008. The Asia Pacific and Rest of World regions accounted for a combined 29% of revenue in 2009, and had a decrease in revenue of 7.1% over 2008. The United States accounted for 28.8% of revenues, up from 28.3% in 2008 as revenues fell 9%. Weakness was widespread in the United States with just a few areas, including applications and W-CDMA, able to post increased revenues in that market. Europe accounted for 34.3% of revenues in 2009 (10.1% in France, 20.0% in Other Western Europe and 4.2% in Rest of Europe), down from 34.7% in 2008 (8.4% in France, 20.8% in Other Western Europe and 5.5% in Rest of Europe). Within Europe, revenue increased 8% year-over-year in France due, in part, to gains in GPON, but fell 14% in Other Western Europe and dropped 33% in Rest of Europe. Weakness in Europe was especially pronounced in our wireless business, which was partially offset by strength in applications.  Revenues in the Asia Pacific market in 2009 decreased 7% from 2008, but increased its share of total revenue from 18.8% in 2008 to 19.6% in 2009. Within Asia Pacific, our GSM business was particularly weak due to the migration to 3G wireless technology (W-CDMA and CDMA) in China. Revenues in Other Americas in 2009 fell 23% from 2008 and its share of total revenue slipped from 9.1% to 7.8%. Rest of World increased its share of total revenue to 9.4% in 2009, up from 9.1% in 2008, and had an 8% decrease in revenue.

Gross Profit. In 2009, gross profit decreased to 33.7% of revenue, or €5,111 million, compared to 34.1% of revenue or €5,794 million in 2008.  Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of operators. In 2009, revenue contraction was generally more pronounced in products and in geographic areas where our profitability has historically been above average. Similarly, the products or areas where we enjoyed revenue growth in 2009 tended to generate below average margins. The shift in the product and geographic mix witnessed in 2009 therefore negatively impacted our gross profit.

We estimate that the increase in the value of the U.S. dollar versus the euro which took place in 2009 compared to 2008 had a negative impact on our gross profit as a percentage of revenue. This is due to the fact, we believe, that the weight of the U.S. dollar and of currencies linked to the U.S. dollar is higher as a percentage of the cost of goods sold than it is as a percentage of revenue. The decrease in gross profit was mainly driven by lower volumes, unfavorable shifts in product and geographic sales mix, and the recovery of the U.S. dollar relative to the euro. These negative factors more than offset margin improvements from cost reduction initiatives in fixed costs, procurement and product design. Gross profit in 2009 included the negative impacts from (i) a net charge of €139 million for write-downs of inventory and work in progress; and (ii) a net charge of €15 million of reserves on customer receivables. Gross profit in 2008 included the negative impacts of (x) a net charge of €275 million for write-downs of inventory and work in progress; (y) a net charge of €24 million of reserves on customer receivables; and (z) a €48 million provision for a contract loss.  However, the negative impacts on gross profit in 2008 were somewhat offset by positive impacts of (i) a €13 million net gain from currency hedging; (ii) a €21 million gain from the sale of real estate; and (iii) €34 million from a litigation settlement.

Administrative and selling expenses. In 2009, administrative and selling expenses were €2,913 million or 19.2% of revenues compared to €3,093 million or 18.2% of revenues in 2008.  The year over year increase as a percentage of revenues was due to lower revenues in 2009 as compared to 2008.  Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €117 million in 2009 and €122 million in 2008. They primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships. The 5.8% decline in administrative and selling expenses largely reflects the progress we have made executing our programs to reduce operating expenses by de-layering our organization and eliminating sales duplication between product groups and regions.  Some of these gains have been offset by the unfavorable currency impact of the recovery of the U.S. dollar on our U.S. dollar denominated expenses.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 55

Back to Contents

Research and development costs. Research and development costs were €2,523 million or 16.6% of revenues in 2009, after a net impact of capitalization of €4 million of development expense, a decline of 8.5% from €2,757 million or 16.2% of revenues after the net impact of capitalization of €101 million of development expense in 2008. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €151 million in 2009 and €394 million in 2008. The 8.5% decline in research and development costs reflects the progress we have made enhancing R&D efficiency by focusing on four key areas – IP, optics, mobile and fixed broadband access and applications – while we accelerate the shift of our investment toward next-generation platforms, and the reduced impact from purchase accounting for the Lucent business combination. Those two factors more than offset the unfavorable effects from the sharp reduction in net impact of R&D capitalization year over year (which, by itself, would result in an increase in R&D expense in 2009), the inclusion of a one-time gain of €58 million in 2008 related to the sale of intellectual property and the unfavorable currency impact of the recovery of the U.S. dollar on our dollar denominated expenses.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments of €(325) million in 2009 compared to a loss of €(56) million in 2008. The larger loss in 2009 reflects the unfavorable impact of the global recession on volumes and pricing, and lower gross margins, all of which more than offset the favorable impacts of our product cost and fixed cost reduction programs and a decline in the purchase accounting entries resulting from the Lucent business combination booked in 2009. The purchase accounting entries had a negative, non-cash impact of €269 million in 2009 as compared to €522 million in 2008.

In addition, changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments in 2009 by €151 million, of which €396 million were additional provisions and €244 million were reversals. Of the €396 million of additional provisions, additional product sales reserves (excluding construction contracts) were €323 million. Reversals of product sales reserves were €162 million during 2009, representing a significant portion of the total reversals of €244 million in 2009. Of the €162 million in reversals, €71 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €20 million of the €162 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals of €71 million were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments by €235 million in 2008, of which additional provisions were €443 million and reversals were €208 million. Additional product sales reserves created during 2008 were €354 million while reversals of product sales reserves were €135 million.

Restructuring Costs. Restructuring costs were €605 million for 2009, representing (i) €368 million of new restructuring plans and adjustments to previous plans; (ii) a valuation allowance and a write-off of assets of €88 million in the aggregate; and (iii) €149 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were €562 million in 2008, representing (i) €489 million of new restructuring plans or adjustments to previous plans; (ii) a valuation allowance and write-off of assets of €35 million; and (iii) €38 million of other monetary costs. Our restructuring reserves of €459 million at December 31, 2009 covered (i) jobs identified for elimination and for which notice had been given in the course of 2009, (ii) jobs eliminated in previous years for which total or partial payment is still due, (iii) costs of replacing rationalized products, and (iv) other monetary costs linked to decisions to reduce the number of our facilities.

Litigations. In 2009, we booked an increase in litigation reserves of €(109) million related to: (i) the FCPA litigation for an amount of €(93) million and (ii) the Fox River litigation for an amount of €(16) million. A discussion regarding the FCPA litigation can be found in Section 6.10 “Legal Matters” and a discussion regarding the Fox River litigation can be found in Section 6.7 “Contractual Obligation and Off-Balance Sheet Contingent Commitments.” In 2008, there were no litigation charges, reflecting the absence of any claims or settlements in 2008 that would warrant the booking of any litigation reserves on this line.

Impairment of Assets. In 2009, we had no asset impairment charges. In 2008, we booked an impairment of assets charge of €4,725 million related to our CDMA, Mulitcore, Applications, Mobile Access and Fixed Access business divisions within our Carrier segment that had been in place in 2008. Of the €4,725 million of charges in 2008, €3,272 million were related to goodwill, €135 million for capitalized development costs, €1,276 for other intangible assets, €39 million for property, plant and equipment and €14 million for financial assets.

Gain/(loss) on disposal of consolidated entities. In 2009, we booked a gain on disposal of consolidated entities of €99 million related to the sale of our fractional horsepower motors activity to Triton, compared to a loss of €(7) million in 2008.

Post-retirement benefit plan amendment. In 2009, we booked a €248 million net credit related to post-retirement benefit plan amendments, primarily related to a credit of €216 million (before tax) arising from the freeze by Alcatel-Lucent USA Inc. of the US defined benefit management pension plan and the US supplemental pension plan effective January 1, 2010. No additional benefits will accrue in these plans after December 31, 2009 for the 11,500 active U.S. based participants who are not union-represented employees. In 2008, we booked a €47 million net credit related to post-retirement benefit plan amendments. This net credit consisted of a €65 million credit related to a decrease in the obligations under the Lucent management retiree healthcare plan for an aggregate amount of €148 million partially offset by an €18 million reserve for ongoing litigation that concerned a previous Lucent healthcare plan amendment (see Section 6.10 “Legal Matters”). The benefit obligation decrease is a result of our adoption of a Medicare Advantage Private Fee-For-Service Plan. €83 million of the €148 million decrease is a result of a change in actuarial assumptions and is recognized in the Statement of Recognized Income and Expense, while €65 million of the decrease is a result of a plan amendment and is recognized in this specific line item of our income statement.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 56

Back to Contents

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €(692) million in 2009, compared to a loss of €(5,303) million in 2008. The smaller loss from operating activities in 2009 is mostly due to the absence of any impairment charge as compared with the €4,725 million of charges taken in 2008. In addition, the increase in the credit booked for post-retirement benefit plan amendments in 2009 compared to 2008 and the gain related to the sale of our fractional horsepower motors activity also positively affected the decrease in the loss from operating activities in 2009 compared to 2008.

Finance costs. Finance costs in 2009 were €254 million, an increase from €212 million in 2008. The increase is due to a reduction in interest earned, from €179 million in 2008 to €59 million in 2009, that exceeded the decline in interest paid, from €391 million in 2008 to €313 million in 2009. The 2009 reduction in interest paid is largely due to a lower level of gross financial debt because of the repayment of debt in 2009. The decrease of interest rates between 2008 and 2009 explains the decrease in interest earned between these two periods.

Other financial income (loss). Other financial income was €249 million in 2009, compared to €366 million in 2008. In 2009, other financial income consisted primarily of (i) a capital gain of €250 million related to the disposal of our Thales shares in May 2009 and, (ii) a gain of €50 million related to the partial repurchase of Lucent’s 7.75% bonds due March 2017, which more than offset a loss of €175 million related to a change in the estimated future cash flows related to Lucent’s 2.875% Series A convertible debenture. In 2008, other financial income consisted primarily of €349 million, representing the amount by which the expected financial return on the pension assets exceeded the interest cost on the obligations of the pension and post-retirement benefit plans. This difference only represented €105 million in 2009 mainly due to the decline of the fair market value of pension assets between 2008 and 2009.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €1 million during 2009, compared with income of €96 million during 2008. The decline is largely due to the sale of our Thales shares to Dassault Aviation in 2009.

Income (loss) before income tax, related reduction of goodwill and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €(696) million in 2009 compared to a loss of €(5,053) million in 2008.

Income tax (expense) benefit. We had an income tax benefit of €60 million in 2009, compared to an income tax expense of €(153) million in 2008. The income tax benefit for 2009 resulted from a current income tax charge of €(63) million offset by a net deferred income tax benefit of €123 million. The €123 million net deferred tax benefit includes deferred income tax benefits of €115 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a €65 million reversal of deferred tax liabilities related to the Lucent 2.875% Series A convertible debenture. These positive effects were slightly offset by €35 million in deferred tax charges related to Lucent’s post-retirement benefit plans and €22 million of other deferred income tax charges. The €(153) million income tax expense for 2008 resulted from a current income tax charge of €(99) million and a net deferred income tax charge of €(54) million. The €(54) million net deferred tax charge included deferred income tax benefits of €740 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination), that were more than offset by (i) a €(476) million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment tests performed in 2008; (ii) a €(293) million deferred tax charge related to Lucent’s post-retirement benefit plans; and (iii) a €(25) million deferred tax charge related to the post-retirement benefit plan amendment associated with our adoption of a Medicare Advantage Private Fee-For-Service Plan.

Income (loss) from continuing operations. We had a loss from continuing operations of €(636) million in 2009 compared to a loss of €(5,206) million in 2008.

Income (loss) from discontinued operations. Income from discontinued operations was €132 million in 2009 due to a positive adjustment in 2009 of the purchase price of the Space activities that were sold to Thales in 2007. Income from discontinued operations was €33 million in 2008, mainly related to positive adjustments on the initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods (mainly related to activities that were contributed to Thales in 2007).

Non-controlling Interests. Non-controlling interests were €20 million in 2009, compared with €42 million in 2008. The decrease in amount year over year is due largely to the reduced results from Alcatel-Lucent Shanghai Bell Co., Ltd.

Net income (loss) attributable to equity holders of the parent. A net loss of €(524) million was attributable to equity holders of the parent in 2009, compared with a loss of €(5,215) million in 2008.

6.3    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

The following table shows how we organized our business during 2009. This organizational structure is the basis of the discussion for our segment results presented below, even though, for 2008, our organizational structure was different. We restated our segment results for 2008 to reflect the 2009 structure to provide you with a meaningful year to year comparison. Effective January 1, 2010, the 2009 organization structure was superseded by the new organization that is discussed in further detail in Section 5.1 “Business Organization” found elsewhere in this annual report.

Carrier	Applications Software	Enterprise	Services
IP	Carrier Applications	Enterprise Solutions	Network & Systems Integration
Optics	Genesys	Industrial Components	Managed & Outsourcing Solutions
Wireless (including RFS)			Multi-Vendor Maintenance
Wireline			Product-Attached Services

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 57

Back to Contents

The following tables set forth certain financial information on a segment basis for 2009 and 2008. Segment operating income (loss) is the measure of profit or loss by segment that is used by our Chief Executive Officer to make decisions on resource allocation and to assess performance. It consists of segment (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination.  Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), as shown in the table below, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included elsewhere in this annual report.

2009 (in millions of euros)	Carrier	Applications Software	Enterprise	Services	Other	Total
REVENUES (INCLUDING INTERSEGMENT REVENUES)	9,076	1,135	1,036	3,569	341	15,157
Segment operating income (loss)	(297)	14	(17)	203	41	(56)
Purchase price allocation adjustments (excluding restructuring costs and impairment of assets)						(269)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment						(325)
Capital expenditures	501	46	73	48	23	691

2008 (in millions of euros)	Carrier	Applications Software	Enterprise	Services	Other	Total Group
REVENUES (INCLUDING INTERSEGMENT REVENUES)	10,980	1,045	1,223	3,353	383	16,984
Segment operating income (loss)	251	(49)	84	234	(54)	466
Purchase price allocation adjustments (excluding restructuring costs and impairment of assets)						(522)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment						(56)
Capital expenditures	671	75	81	52	24	901

PPA Adjustments (excluding restructuring costs and impairment of assets). In 2009, PPA adjustments (excluding restructuring costs and impairment of assets) were €(269) million, compared with €(522) million in 2008. The decline in PPA adjustments in 2009 reflects a decrease in the amortization of purchased intangible assets of Lucent, such as acquired technologies and in-process R&D, mainly due to the impairment losses accounted for on these intangible assets in 2008.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments. In 2009, a segment operating loss of €(56) million for the Group, adjusted for €(269) million in PPA, yielded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments of €(325) million, as shown in the consolidated financial statements. In 2008, segment operating income of €466 million for the Group, adjusted for €(522) million in PPA, yielded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments of €(56) million, as shown in the consolidated financial statements.

Carrier Segment

Revenues in our carrier segment were €9,076 million in 2009, a decline of 17.3% from €10,980 million in 2008, using current exchange rates.  When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The increase in the value of the U.S. dollar relative to the euro in 2009 as compared to 2008 tempered the decline in our reported revenues. If there had been a constant euro/U.S. dollar exchange rate in 2009 as compared to 2008, our carrier segment revenues would have declined by 19.3% instead of the 17.3% decrease actually reported.

Revenues in our IP division were €1,173 million, a decrease of 4.2% from 2008, as growth in our IP/MPLS service router business was more than offset by a material decline in ATM switching products. The decline in our ATM business reflects the continuing decline in that market for a number of years, since ATM is an older, legacy technology where service providers are cutting back in favor of newer IP-based technology. That trend was exacerbated by difficult economic conditions in 2009, which also had an impact on service provider spending for routers. The service provider router market, which has a long record of growth, also declined in 2009. Our own growth in that area reflected an increase in our share of the market.

Revenues for the Optics division were €2,854 million, an 11.2% decline from €3,215 million in 2008. The decline is indicative of how the economy affected the overall optical networking market, as many service providers decided they could forego, at least temporarily, the new network capacity they would have added under a healthy economic environment. The weakness in the optical networking market was especially pronounced in the terrestrial segment of the market, where service providers’ network capacity was not constrained. Our undersea optics business, however, continued to grow in 2009, reflecting the build-out of undersea cable systems in areas where none had previously existed, and the addition of needed capacity.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 58

Back to Contents

Revenues in our Wireless networks division were €3,544 million in 2009, a decrease of 20.9% from €4,480 million in 2008. Our GSM business fell sharply, negatively impacted by much slower mobile subscriber growth, the shift in service provider spending from 2G to 3G technologies, and foreign exchange devaluations in many developing economies where we have a meaningful GSM business. Our CDMA business also dropped in 2009, primarily due to North America weakness, which more than offset EV-DO (the 3G variant of CDMA) rollouts in China. Our W-CDMA business increased strongly in 2009, driven largely by spending in China and North America, but that increase was insufficient to offset the declines in GSM and CDMA. Finally, although revenues in our nascent LTE (4G wireless) business were not meaningful in 2009, we continued to incur significant development expense as we moved closer to commercial deployment.

Activity in our Wireline networks division was also materially impacted by the legacy-focused cutbacks in service provider spending for new equipment. Our wireline revenues fell 25.8%, to €1,619 million in 2009, from €2,181 million in 2008, driven by pronounced weakness in spending for legacy switching equipmnt. Our fixed access business also declined in 2009, as cutbacks in service provider spending for traditional (DSL) broadband access equipment were caused by difficult economic conditions and increasingly saturated markets, particularly in the developed world. In many geographies, spending for next-generation fiber-based access equipment remained constrained by regulatory uncertainty in 2009.

The carrier segment operating loss was €(297) million in 2009 compared with segment operating income of €251 million, or 2.3% of revenue in 2008. The decrease in segment operating income is due to lower volumes and unfavorable shifts in terms of profitability in both product and geographic sales mix that more than offset cost and expense reductions.

Applications Software Segment

Revenues in our applications software segment were €1,135 million in 2009 compared to €1,045 million in 2008, an increase of 8.6% using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in 2009 as compared to 2008, our applications software revenues would have increased by approximately 5.3% instead of the 8.6% reported increase.

Our carrier applications business was the key driver of growth in our applications software segment, as service providers responded favorably to our Applications Enablement strategy and increased their spending for applications that will allow them to offer new services. Genesys, our contact center business that has a large presence in the enterprise market, declined in 2009, reflecting the decline in overall corporate investment spending.

Applications software segment operating income was €14 million in 2009 compared with a segment operating loss of €(49) million in 2008. The increase is segment operating income was due to the rationalization of the product portfolio around higher margin products, the better absorption of fixed costs through revenue growth and cost reduction initiatives.

Enterprise Segment

Revenues in our enterprise segment were €1,036 million in 2009, a decrease of 15.3% from revenues of €1,223 million in 2008, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in 2009 as compared to 2008 our enterprise segment revenues would have dropped by 16.1% instead of the 15.3% decrease actually reported.

The voice telephony piece of our Enterprise business was hit hard in 2009 by the global recession which had a pronounced impact on corporate spending for new equipment. Spending for data networking equipment saw slight growth in 2009, offsetting some of the weakness in the voice market. Elsewhere in our Enterprise group, the industrial components business was sharply impacted by global market conditions, underscoring the highly cyclical nature of the end-markets this business sells to, such as autos, housing and semiconductors.

Enterprise segment operating loss was €(17) million in 2009 compared with segment operating income of €84 million or 6.9% of revenue in 2008. Most of the segment’s operating loss occurred early in 2009. Profitability was materially improved throughout the year, reflecting cost reduction actions that were taken during the first half of 2009.

Services Segment

Revenues in our services business segment were €3,569 million in 2009, an increase of 6.4% over revenues of €3,353 million in 2008, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in 2009 as compared to 2008, our services segment revenues would have increased by 5.9% instead of the 6.4% increase actually reported.

Managed and Outsourcing solutions grew strongly in 2009, driven by the ongoing implementation of contracts entered into during the 2008-2009 period in both Western Europe and India. Multivendor maintenance revenue increased in 2009 as service providers increasingly made use of our capabilities to reduce their own spending on maintenance and simplify their operations. Revenues in our Network and Systems Integration business fell in 2009, reflecting weakness in the wireless infrastructure market - an important end-user market for our integration business. Our Product-Attached Services business, which includes product-attached maintenance as well as network build and implementation services, was flat in a challenging market in 2009.

Services segment operating income was €203 million or 5.7% of revenue in 2009 compared with €234 million or 7.0% of revenue in 2008, as the positive impact of higher sales on profitability was more than offset by price erosion.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 59

Back to Contents

6.4    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

Introduction. In January 2007, we contributed our transportation and security activities to Thales, and in April 2007, we completed the sale of our ownership interests in two joint ventures in the space sector to Thales. Consequently, our results for 2007 exclude the businesses transferred in January and April 2007 to Thales. For a further description of these transactions, please refer to Section 4.2 «History and Development.»

Revenues. Revenues were €16,984 million in 2008, a decline of 4.5% from €17,792 million in 2007. Approximately 52% of our revenues were denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The value of the U.S. dollar relative to the euro increased significantly in the second half of 2008, but for the year as a whole compared with 2007, the value of the U.S. dollar declined relative to the euro. The decrease in the value of the U.S. dollar relative to the euro from 2007 to 2008 had a negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate in 2008 as compared to 2007, our consolidated revenues would have decreased by approximately 1.1% instead of the 4.5% decrease actually experienced. This is based on applying (i) to our sales made directly in U.S. dollars or in currencies linked to U.S. dollars during 2008, the average exchange rate that applied for 2007, instead of the average exchange rate that applied in 2008, and (ii) to our exports (mainly from Europe) during 2008 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/U.S. dollar hedging rate that applied for 2007. Our management believes that providing our investors with our revenues for 2008 in constant euro/U.S. dollar exchange rates facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/U.S. dollar and our revenues at a constant rate:

(in millions of euros)	Year ended December 31, 2008	Year ended December 31, 2007	% Change
Revenues as reported	16,984	17,792	(4.5)%
Conversion impact euro/U.S. dollar	519	-	2.9%
Hedging impact euro/U.S. dollar	90	-	0.5%
Revenues at constant rate	17,593	17,792	(1.1)%

Revenues in 2008 and in 2007 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

Revenue by geographical  segment

(in millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Total
2008	1,419	3,537	944	3,192	4,812	1,538	1,542	16,984
2007	1,219	3,657	954	3,386	5,438	1,534	1,604	17,792
% Change 2008 vs. 2007	16%	(3)%	(1)%	(6)%	(12)%	0%	(4)%	(5)%

In 2008, the United States accounted for 28.3% of revenues by geographical market, down from 30.6% in 2007 as revenues fell 11.5% in that market.  The decline in the United States reflected particular weakness in CDMA and DSL revenues, which were not fully offset by increased sales in W-CDMA and Services. Europe accounted for 34.7% of revenues in 2008 (8.4% in France, 20.8% in Other Western Europe and 5.6% in Rest of Europe), up from 32.8% in 2007 (6.9% in France, 20.6% in Other Western Europe and 5.4% in Rest of Europe). Within Europe, revenue increased 16.4% year-over-year in France due in part to gains in W-CDMA, while revenue fell 3.3% in Other Western Europe and 1.0% in Rest of Europe. Revenues in the Asia Pacific market fell 5.7% in 2008, but they were little changed as a percent of total revenue (18.8% in 2008 and 19.0% in 2007). Services revenues were particularly strong in the Asia Pacific market in 2008. Revenues in Other Americas were flat in 2008 (up 0.3% from 2007) as widespread gains offset lower CDMA revenues, although share of total revenue increased slightly – from 8.6% in 2007 to 9.1% in 2008. Rest of World revenues fell 3.9% from 2007 to 2008 but were little changed as a percent of total revenue (9.1% in 2008 and 9.0% in 2007). Around the world, growth in our Services business was solid in 2008. We capitalized on new opportunities for our wireless business in emerging markets in 2008. Our IP routing business developed strong momentum in North America, Europe and China in 2008. Our legacy fixed access business (DSL) was weak in North America and Europe as spending shifted to highly price competitive emerging markets.

Gross Profit. Despite the decline in revenue in 2008, gross profit increased to 34.1% of revenue, or €5,794 million, compared to 32.1% of revenue or €5,709 million in 2007. The increase in gross profit is due to enhanced pricing discipline, which improves our ability to retain the benefits of our product cost reduction programs, and which reflects our ongoing commercial selectivity as we balance our intent to grow share with our focus on profitable growth. In addition, gross profit was minimally impacted in 2008 from purchase accounting for the Lucent business combination whereas in 2007, there was a negative, non-cash impact of €253 million. Gross profit in 2008 included a €13 million net gain from currency hedging; a €21 million capital gain from the sale of real estate; and €34 million from a litigation settlement, which were more than offset by (i) a net charge of €275 million for write-downs of inventory and work in progress; (ii) a net charge of €24 million for reserves on customer receivables; and (iii) a €48 million provision for a contract loss. Gross profit in 2007 included €34 million from a litigation settlement related to business arrangements with a company in Columbia which was subsequently liquidated; and a net reversal of €10 million of reserves on customer receivables as the reversal of historical reserves exceeded the amount of new reserves, which were more than offset by (i) a negative impact of €130 million related to  investments in current products and platforms that we will eventually discontinue, but that we continue to enhance in order to meet our commitment to our customers while preparing to converge them into a common platform; (ii) a €98 million one-time charge resulting from the difficulties we encountered in fulfilling a large W-CDMA contract; and (iii) a net charge of €178 million for write-downs of inventory and work in progress.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 60

Back to Contents

Administrative and selling expenses. In 2008, administrative and selling expenses were €3,093 million or 18.2% of revenues compared to €3,462 million or 19.5% of revenues in 2007. The 10.7% decline in administration and selling expenses reflects the progress we have made executing on our programs to reduce operating expenses, as well as a favorable currency impact on our U.S. dollar denominated expenses. Also contributing to the decrease in administrative and selling expenses was a decline in purchase accounting entries resulting from the Lucent business combination, from €295 million in 2007 to €122 million in 2008. The purchase accounting entries have a negative, non-cash impact, and they primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships.

Research and development costs. Research and development costs were €2,757 million or 16.2% of revenues in 2008, after the capitalization of €101 million of development expense, compared to €2,954 million or 16.6% of revenues after the capitalization of €153 million of development expense in 2007. The 6.7% decline in research and development costs is due, as was the case for administrative and selling expenses, to the progress we have made executing on our programs to reduce operating expenses, as well as a favorable currency impact on our U.S. dollar denominated expenses. The reported decline in research and development costs would have been 12.0%, except for an increase in 2008 in purchase accounting entries relating to R&D resulting from the Lucent business combination, from €269 million in 2007 to €394 million in 2008. The increase in purchase accounting entries relating to R&D in 2008 is largely due to a non-recurring adjustment for the disposal of patents and an increase in the amortization of in-progress R&D reflecting the completion and initial amortization of various development projects acquired from Lucent. The purchase accounting entries have a negative, non-cash impact, and they primarily relate to the amortization of purchased intangible assets of Lucent, such as acquired technologies and in-process research and development. Research and development costs in 2008 included €58 million in capital gains on the sale of intellectual property which was booked against our research and development expense.

Two contributors to our reduced operating expenses (including both administrative and selling expenses and research and development costs) in 2008, compared with 2007, were headcount reductions and a shift of manpower from high cost to low cost countries. Company-wide headcount reductions, net totaled 2,775 in 2008, excluding the impact of acquisitions, managed services contracts and new consolidations of previously nonfully-consolidated entities. In 2007, headcount reductions, net totaled 6,324 excluding the impact of acquisitions, managed services contracts and new consolidations of previously non-fully-consolidated entities.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €56 million in 2008 compared to a loss of €707 million in 2007.

This smaller loss reflects improved pricing discipline, the benefits of our product cost and operating expense reduction programs and a decline in the purchase accounting entries booked in 2008, all of which more than offset the impact of lower revenues in 2008. The purchase accounting entries had a negative, non-cash impact of €522 million in 2008 as compared to €817 million in 2007.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments in 2008 by €235 million (of which €443 million were additional provisions and €208 million were reversals). Additional product sales reserves (excluding construction contracts) created during 2008 were €354 million, while reversals of product sales reserves were €135 million during the same period. Of the €135 million in reversals, €59 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €30 million of the €135 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals (€46 million) were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €429 million in 2007, of which additional provisions were €642 million and reversals were € 213 million. Additional product sales reserves created in 2007 were €500 million while reversals of product sales reserves were €145 million.

Restructuring Costs. Restructuring costs were €562 million in 2008, representing (i) an asset write-off of €35 million; (ii) €489 million of new restructuring plans, and adjustments to previous plans and (iii) €38 million of other monetary costs. New restructuring plans cover costs related to the elimination of jobs, to product rationalization and to decisions facilities to close. Restructuring costs were €856 million in 2007, representing (i) an asset write-off of €47 million, (ii) €623 million of new restructuring plans or adjustments to previous plans; and (iii) €186 million of other monetary costs. Our restructuring reserves of €595 million at December 31, 2008 covered jobs identified for elimination and notified in the course of 2008, as well as jobs eliminated in previous years for which total or partial settlement is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Impairment of Assets. In 2008, we booked an impairment of assets charge of €4,725 million, including €3,272 million for goodwill; €135 million for capitalized development costs; €1,276 million for other intangible assets; €39 million for property, plant and equipment; and €14 million for financial assets. €810 million of the €4,725 million is a charge taken at mid-year arising from our yearly impairment test related to our CDMA business, and charges of €3,910 million were booked at year-end related to the following business divisions within the Carrier segment that had been in place for 2008 - CDMA, Optics, Multicore, Applications, Mobile Access and Fixed Access. The mid-year CDMA impairment was due to the fact that in the second quarter of 2008, revenues from our CDMA business declined at a higher pace than we had planned. The unexpected, large reduction in the capital expenditures of one of our key CDMA customers in North America and the uncertainty regarding spending on CDMA in North America were the main drivers of the decline. We performed an additional impairment test during the fourth quarter of 2008 in light of the difficult financial and  economic environment, the continuing material decrease in our market capitalization and the new 2009 outlook, taking into account estimated consequences of our strategic decisions disclosed in December 2008. In 2007, we took an impairment of assets charge of €2,944 million mainly related to our CDMA, W-CDMA and IMS businesses. Of the €2,944 million, €2,657 million is related to goodwill; €39 million to capitalized development costs; €174 million to other intangible assets; and €74 million to property, plant and equipment.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 61

Back to Contents

Post-retirement benefit plan amendment. In 2008, we booked a €47 million net credit related to post-retirement benefit plan amendments. It consists of an €18 million reserve related to ongoing litigation that concerns a previous Lucent healthcare plan amendment (see Section 6.10 “Legal Matters – Lucent’s employment and benefits related cases,” in this annual report for more detail) and a €65 million credit related to a €148 million benefit obligation decrease for the Lucent management retiree healthcare plan. The benefit obligation decrease is a result of our adoption of a Medicare Advantage Private Fee-For-Service Plan. €83 million of the €148 million decrease is a result of a change in actuarial assumptions and is recognized in the Consolidated Statement of Comprehensive Income, while €65 million of the decrease is a result of a plan amendment and is recognized in specific line item of our income statement. In 2007, we booked a €258 million credit resulting from certain changes to Lucent management retiree healthcare benefit plans. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees was changed to a drug plan similar to the Medicare Part D program. This change reduced the benefit obligation projected in the first half of 2007 by €258 million, net of a €205 million elimination of the previously expected Medicare Part D subsidies.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €5,303 million in 2008, compared to a loss of €4,249 million in 2007. The bigger loss in 2008 was due primarily to a significantly larger impairment charge in 2008 compared with 2007, which more than offset the combined positive impacts of our improved pricing discipline, our product cost and operating expense reduction programs, lower restructuring costs and a decline in the total purchase accounting entries booked in 2008 as compared with 2007. The bigger loss in 2008 was also partially due to a smaller credit booked for post-retirement benefit plan amendments than was the case in 2007.

Finance costs. Net finance costs in 2008 were €212 million and included €391 million of interest paid on our gross financial debt, offset by €179 million in interest earned on our cash, cash equivalents and marketable securities. In 2007, net finance costs of €173 million resulted from €403 million of interest paid on our gross financial debt, offset by €230 million in interest earned on cash, cash equivalents and marketable securities. The decline in interest paid in 2008 compared to 2007 was due largely to a lower level of gross financial debt, while the decline in interest earned was due largely to a lower level of cash, cash equivalents and marketable securities.

Other financial income (loss). Other financial income was €366 million in 2008, compared to financial income of €541 million in 2007. Other financial income consisted largely of the difference between the expected financial return on the assets and the interest cost on the obligations of the pension and post-retirement benefit plans, mainly related to the Lucent plans’ assets and obligations. The decline from 2007 to 2008 was due to a November 2007 re-allocation of the plans’ assets which reduced their exposure to equity markets, as well as the decline in the fair value of the plans’ assets.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €96 million in 2008, compared with €110 million in 2007. While our share of equity affiliates’ earnings included positive contributions from both Thales and Draka in 2007, our share in 2008 included a contribution from Thales only, since we sold our interest in Draka in the fourth quarter of 2007. In 2008, the contribution from Thales also reflected the reclassification of our Thales shares from net assets in equity affiliates to assets held for sale as of the announcement on December 19, 2008 of a definitive agreement to sell our stake in Thales to Dassault Aviation.

Income (loss) before income tax, related reduction of goodwill and discontinued operations. Income (loss) before income tax, related reduction of goodwill and discontinued operations was a loss of €5,053 million in 2008 compared to a loss of €3,771 million in 2007.

Reduction of goodwill related to deferred tax assets initially unrecognized. In 2008, there was no reduction of goodwill related to deferred tax assets that were initially unrecognized. In 2007, there was a €256 million reduction of goodwill that was due largely to the post-retirement benefit plan amendment described above.

Income tax (expense) benefit. We had an income tax expense of €153 million in 2008, compared to an income tax expense of €60 million in 2007. The income tax expense for 2008 resulted from a current income tax charge of €99 million and a net deferred income tax charge of €54 million. The €54 million net deferred tax charge included deferred income tax benefits of €740 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination), that were more than offset by (i) a €476 million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment tests performed in 2008; (ii) a €293 million deferred tax charge related to Lucent’s post-retirement benefit plans; and (iii) a €25 million deferred tax charge related to the post-retirement benefit plan amendment associated with our adoption of a Medicare Advantage Private Fee-For-Service Plan. The €60 million income tax expense for 2007 resulted from a current income tax charge of €111 million and a net deferred income tax benefit of €51 million. The €51 million net deferred tax benefit included deferred income tax benefits of €652 million (related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and the recognition of deferred tax assets initially unrecognized at the time of the Lucent combination), that were not fully offset by a €420 million charge from changes in deferred tax mainly due to the reassessment of the recoverability of deferred tax assets in connection with the goodwill impairment and a €181 million deferred tax charge related primarily to the post-retirement benefit plan amendment.

Income (loss) from continuing operations. We had a loss from continuing operations of €5,206 million in 2008 compared to a loss of €4,087 million in 2007 due to the factors noted above.

Income (loss) from discontinued operations. There was income of €33 million from discontinued operations in 2008, mainly related to adjustments on initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods (mainly related to activities that were contributed to Thales). That compares with income of €610 million in 2007, which consisted primarily of a €615 million net capital gain after tax on the contribution of our railway signaling business and our integration and services activities to Thales.

Minority Interests. Minority interests were €42 million in 2008, compared with €41 million in 2007, largely reflecting our operations in China with Alcatel-Lucent Shanghai Bell Co., Ltd.

Net income (loss) attributable to equity holders of the parent. A net loss of €5,215 million was attributable to equity holders of the parent in 2008, compared with a loss of €3,518 million attributable to equity holders of the parent in 2007.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 62

Back to Contents

6.5    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

As mentioned earlier, in January 2007, we contributed our transportation and security activities to Thales, and in April 2007, we completed the sale of our ownership interests in two joint ventures in the space sector to Thales. The following table shows how we organized our business during 2009. This organizational structure is the basis for the discussion for our segment results presented below, even though, for 2008 and 2007, our organizational structure was different. We restated our segment results for 2008 and 2007 to reflect the 2009 structure to provide you with a meaningful year to year comparison.  Effective January 1, 2010, the 2009 organization was superseded by the new organization that is discussed in further detail in Section 5.1 “Business Organization” found elsewhere in this annual report.

Carrier	Applications Software	Enterprise	Services
IP	Carrier Applications	Enterprise Solutions	Network & Systems Integration
Optics	Genesys	Industrial Components	Managed & Outsourcing Solutions
Wireless (including RFS)			Multi-Vendor Maintenance
Wireline			Product-Attached Services

The following tables set forth certain financial information on a segment basis for 2008 and 2007. Segment operating income (loss) is the measure of profit or loss by segment that is used by our Management Comittee to make decisions on resource allocation and to assess performance. It consists of segment income (loss) from operating activities before restructuring costs, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), as shown in the table below, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included elsewhere in this annual report.

2008 (in millions of euros)	Carrier	Applications Software	Enterprise	Services	Other	Total Group
REVENUES (INCLUDING INTERSERGMENT REVENUES)	10,980	1,045	1,223	3,353	383	16,984
Segment operating income (loss)	251	(49)	84	234	(54)	466
Purchase price allocation adjustments (excluding restructuring costs and impairment of assets)						(522)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments						(56)
Capital expenditures	671	75	81	52	24	901

2007 (in millions of euros)	Carrier	Applications Software	Enterprise	Services	Other	Total Group
REVENUES (INCLUDING INTERSERGMENT REVENUES)	12,330	975	1,232	3,159	96	17,792
Segment operating income (loss)	72	(133)	77	108	(14)	110
Purchase price allocation adjustments (excluding restructuring costs and impairment of assets)						(817)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments						(707)
Capital expenditures	625	82	73	41	20	841

PPA Adjustments (excluding restructuring costs and impairment of assets). In 2008, PPA adjustments (excluding restructuring costs and impairment of assets) were €(522) million, compared with €(817) million in 2007. The decline in PPA adjustments in 2008 is due largely to the fact that PPA adjustments included €(258) million for an inventory reversal in 2007 which was not repeated in 2008.

Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In 2008, segment operating income of €466 million for the Group, adjusted for €(522) million in PPA, yielded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment of €56 million, as shown in the consolidated financial statements. In 2007, segment operating income of €110 million for the Group adjusted for €(817) million in PPA, yielded a loss from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €707 million, as shown in the consolidated financial statements.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 63

Back to Contents

Carrier Segment

Revenues in our carrier segment were €10,980 million in 2008, a decline of 10.9% from €12,330 million in 2007, using current exchange rates. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. The decrease in the value of the U.S. dollar relative to the euro in 2008 as compared to 2007 had a significant negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate in 2008 as compared to 2007, we believe that our carrier segment revenues would have declined less than the 10.9% decrease actually reported. However, we are unable to determine what that decline would have been at a constant euro/U.S. dollar exchange rate in 2008 due to the restatement of the segment financial information to reflect our 2009 business organization.

Our IP routing business increased in 2008, with an upgraded portfolio and increased customer diversification helping to drive record revenues in the fourth quarter. Our mature ATM (Asynchronous Transfer Mode) switching business, which is included in our IP division, continued on its structural decline path.

In Optics, the increasingly widespread availability of broadband access facilitated strong growth in bandwidth-intensive traffic like video, driving solid spending for added capacity in optical networks during 2008. That growth slowed considerably in the latter part of 2008, especially in the terrestrial segment, reflecting the new capacity that came on-line earlier in 2008 as well as the increasingly difficult economic environment. Spending on undersea optical networks – for additional capacity on existing networks and for new cable systems – was particularly strong in 2008.

Our Wireless networks division was paced by 50% growth in our W-CDMA business in 2008, as revenues ramped higher at several key customers. The increase in revenues, along with lower costs, helped us to reduce, by more than half, operating losses in our W-CDMA business in 2008. Elsewhere in Wireless, our growth in our GSM business was strong in the first half of 2008, driven by network expansions in China, India, the Middle East and Africa, but slowed considerably in the second half and was more in line with this mature, declining market. Our CDMA business declined sharply in 2008, reflecting particular weakness in North America that was not fully offset by shipments to a new customer in China.

Our Wireline division weakened in 2008 as we shipped 19% fewer DSL lines than in 2007. That decline reflected fewer new subscribers to carriers’ broadband access services, particularly in the increasingly saturated developed markets. DSL activity in North America and Western Europe was also impacted by the recession in the second-half of 2008. Initial mass deployments of GPON – the next generation fixed access technology – were launched in 2008, but growth was slower than expected due to regulatory uncertainty and the economy. Since GPON is a new technology, as of 2008, it had not yet scaled to the point where it can offset declines in our legacy DSL business.

The carrier segment operating income was €251 million, or 2.3% of revenues in 2008 compared with segment operating income of €72 million, or 0.6% of revenue in 2007. The increase in carrier segment operating income is due to enhanced pricing discipline and the progress we made executing on our programs to reduce operating expenses.

Applications Software Segment

Revenues in our applications software segment were €1,045 million in 2008 compared to €975 million in 2007, an increase of 7.2% at current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in 2008 as compared to 2007, we believe our applications software revenues would have increased more than the 7.2% reported increase.  However, we are unable to determine what that decline would have been at a constant euro/U.S. dollar exchange rate in 2008 due to the restatement of the segment financial information to reflect our 2009 business organization. There were mixed trends in our carrier applications business in 2008, including weakness in legacy payment systems and strong growth in subscriber data management. Genesys, our contact center software activity saw growth in 2008.

Applications software segment operating loss was €(49) million in 2008 compared with a segment operating loss of €(133) million in 2007. Profitability in the segment was improved in 2008 compared to 2007, primarily reflecting the impact of higher volumes.

Enterprise Segment

Revenues in our enterprise segment were €1,223 million in 2008, a decrease of 0.7% from revenues of €1,232 million in 2007, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in 2008 as compared to 2007, we believe our enterprise segment revenues would have declined by less than the 0.7% decrease actually experienced. However, we are unable to determine what that decline would have been at a constant euro/U.S. dollar exchange rate in 2008.  However, we are unable to determine what that decline would have been at a constant euro/U.S. dollar exchange rate in 2008 due to the restatement of the segment financial information to reflect our 2009 business organization.

In 2008, we refocused our enterprise channel management and reorganized and added resources to our enterprise sales force, and those initiatives helped to drive growth in data networking and IP telephony. Growth in North America was particularly strong in 2008, although as the year progressed signs increased in North America and elsewhere that the deteriorating economy was affecting the enterprise market, particularly small-to-medium sized businesses.

Enterprise segment operating income was €84 million, or 6.9% of revenue in 2008 compared with segment operating income of €77 million or 6.3% of revenue in 2007. The ongoing investments we made in this part of our business were largely offset by the progress we made in our product cost reduction programs.

Services Segment

Revenues in our services business segment were €3,353 million in 2008, an increase of 6.1% over revenues of €3,159 million in the 2007, using current exchange rates. If there had been a constant euro/U.S. dollar exchange rate in 2008 as compared to 2007, we believe our services segment revenues would have increased by more than the 6.1% increase actually reported. However, we are unable to determine what that decline would have been at a constant euro/U.S. dollar exchange rate in 2008 due to the restatement of the segment financial information to reflect our 2009 business organization. Growth in services was particularly strong in network operations, network integration and multivendor maintenance.

Services segment operating income was €234 million or 7.0% of revenue in 2008 compared with €108 million or 3.4% of revenue in 2007. The increase in segment operating income was due to higher volumes, a favorable mix of services and higher margins across our services portfolio.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 64

Back to Contents

6.6    LIQUIDITY AND CAPITAL RESOURCES

Liquidity

CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Cash flow overview

Cash and cash equivalents decreased by €110 million in 2009 to €3,577 million at December 31, 2009. This decrease was due to cash used by financing activities of €247 million (the cash used for repayment of short-term debt and repurchase and repayment of long-term debt more than offset the cash received from the issuance of long-term debt), to the adverse net effect of exchange rate changes of € 31 million and to net cash used by operating activities of € 5 million. The negative effects were offset, in part by cash provided from discontinued activities of €115 million (due mainly to the disposal of our fractional horsepower motors activity) and by cash provided from investing activities of €58 million.

Net cash provided (used) by operating activities. Net cash used by operating activities before changes in working capital, interest and taxes was € 215 million compared to net cash provided by operating activities before changes in working capital, interest and taxes of € 653 million for 2008. This decrease was primarily due to a higher loss from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments, which was €325 million in 2009 compared to €56 million in 2008. The decrease is also explained by the lower amount of depreciation and amortization of tangible and intangible assets included in the income (loss) from operations in 2009, €969 million, compared with €1,241 million in 2008, such lower amount resulting from the fact that there was an impairment of €1,276 million related to amortizable intangible assets in the fourth quarter of 2008 that had been previously amortized during that year. The decrease was further due to the lower level of write-downs of inventories and work in progress included in the 2009 income (loss), with €139 million and €285 million in 2009 and 2008, respectively. The remaining part of this decrease is due to the higher reversal of product sales reserves in 2009 compared to 2008 and other differences in the non-cash items included in the income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

Net cash used by operating activities was €5 million in 2009 compared to net cash provided by operating activities of €207 million in 2008. This amount takes into account the net cash provided (used) by operating activities before changes in working capital, interest and taxes, as explained in the preceding section, and also the net cash provided in 2009 by operating working capital, vendor financing and other current assets and liabilities, which amounted to €471 million, compared to net cash used by operating working capital, vendor financing and other current assets and liabilities of €131 million in 2008. The change between the two periods related to the increase in cash provided by working capital, representing an amount of cash provided of €490 million in 2009 compared to a net cash use of €30 million in 2008 (mainly due to the more disciplined management of our working capital), partially offset by the cash used related to other current assets and liabilities of €19 million in 2009 compared with €101 million in 2008. Net interest and taxes paid represented net cash used of €261 million in 2009 compared to €315 million in 2008. This reflects lower taxes paid in 2009 compared to 2008 and the improvement of the net cash (debt) position in 2009.

Net cash provided (used) by investing activities. Net cash provided (used) by investing activities was €58 million of net cash provided in 2009 compared to €726 million of net cash used by investing activities in 2008. Four main reasons explain the difference : although on one hand (i) the net cash used by the acquisition of marketable securities in 2009 was €1,062 million, compared to an amount of cash provided by the disposal of marketable securities in 2008 of €12 million and (ii) cash provided by the proceeds from disposal of tangible and intangible assets decreased from €188 million in 2008 (of which €61 million related to disposal of patents) to €25 million in 2009, on the other hand (iii) capital expenditures decreased in 2009 compared to 2008, being respectively €691 million and €901 million and (iv) the cash proceeds from sale of previously-consolidated and non-consolidated companies represented a net amount of cash of €1,765 million in 2009 (of which €1,566 million related to the disposal of our remaining shares in Thales and €128 million related to our disposal of our fractional horsepower motors activity) compared to €22 million in 2008.

Net cash provided (used) by financing activities. Net cash used by financing activities amounted to €247 million in 2009 compared to net cash used of €257 million in 2008. The primary changes were the increase in the amount of repayment of short-term and long-term debt with €1,299 million in 2009 (of which €777 million for redemption of the 4.375 % Alcatel bond due February 2009 and €382 million for early redemption of other bonds) to be compared with €250 million in 2008 (of which €137 million for redemption of the 5.50 % Lucent bond due November 2008 and €73 million for early redemption of other bonds) and the issuance in 2009 of a new convertible bond (Oceane 5.00% due January 2015) representing a net impact on cash provided by financing activities of €974 million.

Disposed of or discontinued operations. Disposed of or discontinued operations represented net cash provided of €115 million in 2009 compared to €21 million in 2008 (both being adjustments of the selling price of businesses sold to Thales in 2007).

Capital resources

Resources and cash flow outlook. Our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including the revolving credit facility of €1.4 billion maturing in April 2012 (with an extension until April 5, 2013 for an amount of €837 million) and on which we have not drawn (see “Syndicated facility” below). Our ability to draw upon these resources at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally. Given current conditions, we cannot rely on our ability to access the debt and equity markets at any given time.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring programs, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €5,570 million as of December 31, 2009, are sufficient to fund our cash requirements for the next 12 months, considering that the current portion of our long-term debt of €361 million as of December 31, 2009, which corresponds to Lucent’s 2.875 % Series A convertible debentures due 2023 that has a put option exercisable as of June 15, 2010 that we believe will be exercised. Approximately €926 million of our cash, cash equivalents and marketable securities are held in countries, primarily China, which are subject to exchange control restrictions. These restrictions can limit the use of such funds by our subsidiaries outside of their local jurisdictions. Repatriation efforts are underway to reduce that amount. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 65

Back to Contents

During 2010, the projected amount of cash outlays pursuant to our previously-announced restructuring programs is expected to be in the same order of magnitude as for 2009, that is, approximately €600 million. We expect a stable level of capital expenditures compared to those in 2009, which amounted to €691 million including capitalization of development expenditures. Between January 1, 2010 and March 19, 2010, we repurchased an aggregate nominal value of U.S $75 million of Lucent’s 2.875% Series A convertible debentures due June 2023. Later in 2010, depending upon market and other conditions, we may continue our bond repurchase program in order to redeem certain of our outstanding bonds.

Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain extra funds through additional operating improvements or through external sources, such as capital market proceeds, asset sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above.

At March 19, 2010, our credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B	B	Negative	November 9, 2009	November 9, 2009

At March 19, 2010, Lucent’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B	withdrawn	Negative	November 9, 2009	November 9, 2009
(1) Except for preferred notes and bonds that continue to be rated (last update February 18, 2009).

Moody's: On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred notes of Lucent Technologies Capital Trust were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

On April 3, 2008, Moody’s had affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

The rating grid of Moody’s ranges from AAA to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor's: On November 9, 2009, Standard & Poor's lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short–term credit ratings of Alcatel-Lucent and of Alcatel-Lucent USA Inc. were affirmed. The rating on the trust prefered notes of Lucent Technologies Capital Trust was lowered from CCC+ to CCC. The outlook remains negative.

On March 3, 2009, Standard & Poor’s lowered to B+ from BB- its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Lucent. The ratings on the trust preferred notes of Lucent Technologies Capital Trust were lowered to CCC+. The B short-term rating on Alcatel-Lucent was affirmed. The B 1 rating on Lucent was withdrawn. The outlook is negative.

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

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated ‘B’ is more vulnerable to non-payment than obligations rated ‘BB’ but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions likely will impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust prefered notes of Lucent Technologies Capital Trust is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor's gives the following definition to the CCC category: “An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 66

Back to Contents

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

At December 31, 2009, our total financial debt, gross amounted to €4,755 million compared to €5,095 million at December 31, 2008.

Short-term Debt. At December 31, 2009, we had €576 million of short-term financial debt outstanding, which included €361 million of Lucent’s 2.875% Series A convertible debentures due 2023 with a put option exercisable as of June 15,2010 and €107 million of accrued interest payable, with the remainder representing bank loans and lines of credit and other financial debt.

Long-term Debt. At December 31, 2009 we had €4,179 million of long-term financial debt outstanding.

Rating clauses affecting Alcatel-Lucent and Lucent debt at December 31, 2009. Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

Alcatel-Lucent syndicated bank credit facility. On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at February 9, 2010, the date of approval by Alcatel-Lucent’s Board of Directors of the Group’s 2009 financial statements.

6.7    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Contractual obligations. We have certain contractual obligations that extend beyond 2010. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2009 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated statement of financial position included in this annual report.

(in millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2010	2011-2012	2013-2014	2015 and after	Total
Financial debt (excluding finance leases)	534	869	874	2,420	4,697
Finance lease obligations (1)	42	16	-	-	58
Equity component of convertible bonds	7	23	254	299	583
SUB-TOTAL – INCLUDED IN STATEMENT OF FINANCIAL POSITION	583	908	1,128	2,719	5,338
Finance costs on financial debt (2)	262	426	382	1,154	2,224
Operating leases	229	412	264	249	1,154
Commitments to purchase fixed assets	37	-	-	-	37
Unconditional purchase obligations (3)	392	624	393	721	2,130
SUB-TOTAL – COMMITMENTS NOT INCLUDED IN STATEMENT OF FINANCIAL POSITION	920	1,463	1,039	2,123	5,545
TOTAL – CONTRACTUAL OBLIGATIONS (4)	1,503	2,371	2,167	4,842	10,883

(1)

Of which €57 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24 to our consolidated financial statements included elsewhere in this annual report. If all outstanding debentures at December 31, 2009 were not redeemed at their respective put dates, an additional finance cost of approximately €348 million (of which €21 million would be incurred in 2011-2012 and the remaining part in 2013 or later) would be incurred until redemption at their respective contractual maturities.

(3)

Of which €1,908 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table (refer to Note 25 to our consolidated financial statements included elsewhere in this annual report).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 67

Back to Contents

Off-balance sheet commitments and contingencies. On December 31, 2009, our off-balance sheet commitments and contingencies amounted to €2,091 million, consisting primarily of €1,096 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally, we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as delays in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,091 million is approximately €424 million in customer financing provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(in millions of euros)	2009	2008
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,096	1,232
Discounted notes receivables	2	5
Other contingent commitments	675	770
SUB-TOTAL – CONTINGENT COMMITMENTS	1,773	2,007
Secured borrowings (1)	22	24
Cash pooling guarantee	296	473
TOTAL (2)	2,091	2,504

(1)

Excluding the subordinated guarantees described below on certain bonds.

(2)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 25 to our consolidated financial statements for a summary of our expected contribution to these plans.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2009 consolidated financial statements included elsewhere in this document. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €2 million as of December 31, 2009 (€2 million as of December 31, 2008).

In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s 2.875% Series A convertible debentures due 2023 and 2.875% Series B convertible debentures due 2025 were issued, on December 29, 2006, we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer financing. Based on standard industry practice, from time to time, we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

As of December 31, 2009, net of reserves, there was an exposure of approximately €334 million under drawn customer-financing arrangements, representing approximately €332 million of deferred payments and loans, and €2 million of guarantees. In addition, as of December 31, 2009, we had further commitments to provide customer financing for approximately €61 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

Outstanding customer financing and undrawn commitments are monitored by assessing, among other things, each customer’s short-term and long-term liquidity positions, the customer’s current operating performance versus plan, the execution challenges faced by the customer, changes in the competitive landscape, and the customer’s management experience and depth. When we detect potential problems, we take mitigating actions, which may include the cancellation of undrawn commitments. Although by taking such actions we may be able to limit the total amount of our exposure, we still may suffer losses to the extent of the drawn and guaranteed amounts.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 68

Back to Contents

Outsourcing transactions

During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”) and is also finalizing further outsourcing transactions with other service providers concerning payroll and certain R&D and business process activities. The IT outsourcing transaction, which has an effective date of December 1, 2009, was signed with HP on October 20, 2009, at the same time as a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP will invest its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, will be recognized as incurred, starting in 2010.

As part of the transfer of resources, Alcatel-Lucent has sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above representing a total amount of €57 million of finance lease obligation.

Also as part of the overall arrangement with HP, Alcatel-Lucent has committed to purchase €202 million of HP goods and services to be used in the context of customer networks over a four-year period until October 31, 2013. The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the contractual payment obligations table presented above under the headings “Finance lease obligations” and “Unconditional purchase obligations”.

The further two following commitments were included in the HP agreement:

•

a minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affilliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above); and

•

commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years.

These two commitments are included in the contractual payment obligations table presented above under the heading “Unconditional purchase obligations”.

Specific commitments of former Lucent (now Alcatel-Lucent USA Inc.)

Alcatel-Lucent USA Inc.’s separation agreements. Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. In the fourth quarter of 2009, Alcatel-Lucent USA Inc. recorded an additional provision of U.S.$ 22 million for a claim asserted by NCR Corporation relating to NCR Corporation's liabilities for the environmental clean up of the Fox River in Wisconsin, USA. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any other material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements included elsewhere in this annual report. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s other commitments – Contract manufacturers. Alcatel-Lucent USA Inc. outsources most of its manufacturing operation to electronic manufacturing service (EMS) providers. Until 2008, two EMS providers, Celestica and Solectron (acquired by Flextronics in October 2007), had exclusive arrangements with Alcatel-Lucent USA Inc. to supply most of Alcatel-Lucent USA Inc.-designed wireless and wireline products. Although no longer exclusive suppliers, Celestica continues to manufacture most of Alcatel-Lucent USA Inc.’s existing wireless products and Solectron continues to consolidate the outsourced manufacturing of Alcatel-Lucent USA Inc.’s portfolio of wireline products. Alcatel-Lucent USA Inc. generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations schedule, presented above under the heading “Contractual Obligations”, does not include any commitments related to contract manufacturers.

Alcatel-Lucent USA Inc.’s guarantees and indemnification agreements. Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun-off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$ 67 million of lease obligations as of December 31, 2009 (U.S.$ 105 million of lease obligations as of December 31, 2008), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor under the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Alcatel-Lucent USA Inc. is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Alcatel-Lucent USA Inc. has similar agreements with Avaya and LSI Corporation. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Alcatel-Lucent USA Inc.'s guaranty of Alcatel-Lucent public bonds. On March 27, 2007, Lucent issued full and unconditional guaranties of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on December 31, 2009) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the remaining principal amount of which was €818 million on December 31, 2009). Each guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 69

Back to Contents

Customer credit approval process and risks

. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group and by a central Risk Assessment Committee, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, if economic conditions and conditions in the telecommunications industry in particular were to deteriorate, leading to the financial failure of our customers, we may realize losses on credit we extended and loans we made to our customers, on guarantees provided for our customers and losses relating to our commercial risk exposure under long-term contracts, as well as the loss of our customer’s ongoing business. In such a context, should customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

Capital expenditures

We expect a stable amount of capital expenditures compared to those of 2009, which amounted to €691 million including capitalization of development expenses. We believe that our current cash, cash equivalents and marketable secutities and funding arrangements, provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will reevaluate our capital expenditure priorities appropriately. We may be also required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on that funding arrangement to meet our cash needs.

6.8    OUTLOOK FOR 2010

In a global economic environment that appears to be stabilizing, the telecommunications equipment and related services market should recover in 2010. Given its improved product portfolio and the effectiveness of its cost reduction actions, Alcatel-Lucent feels confident in its ability to grow and increase its margins. However, in what remains a highly competitive environment, it is too early to have a firm view on the extent of margin expansion. The company has therefore widened the targeted range for its operating profit before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities, litigations, and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) as a percentage of revenues in 2010, while remaining committed to the 2011 goals of its three-year transformation plan:

•

for 2010, Alcatel-Lucent continues to expect nominal growth (defined as between 0% and 5%) for the telecommunications equipment and related services market;

•

for 2010, Alcatel-Lucent aims to reach an operating profit before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities, litigations, and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) in the low to mid single-digit range (defined as between 1% and 5%) as a percentage of revenue;

•

for 2011, Alcatel-Lucent continues to aspire to an operating profit before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities, litigations, and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) in the mid to high single-digit range (defined as between 5% to 9%) as a percentage of revenue, depending on market growth.

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

Derivative financial instruments held by us at December 31, 2009 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The largest position part of our issued debt is in euro and U.S. dollar. We use interest rate derivatives to convert a part of the fixed rate debt into floating rate in order to cover the interest rate risk.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 70

Back to Contents

Counterparty risk

For our marketable securities, cash, cash equivalents and financial derivative instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored daily, with strict limits based on the counterparties’ rating. All of our counterparties were classified in the investment grade category as of December 31, 2009. The exposure of each market counterparty is calculated taking into account the fair value of the underlying market instruments.

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

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2009 and 2008, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

	December 31, 2009				December 31, 2008
(in millions of euros)	Booked value	Fair value	Fair value variation if rates fall by 1% (3)	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1%	Fair value variation if rates rise by 1%
Assets
Marketable securities	1,993	1,993	10	(10)	906	906	7	(7)
Cash and cash equivalents (1)	3,577	3,577	-	-	3,687	3,687	-	-
Liabilities (2)
Convertible bonds	(2,924)	(3,309)	(150)	143	(2,387)	(1,779)	(47)	44
Non convertible bonds	(1,521)	(1,287)	(98)	89	(2,320)	(1,555)	(42)	42
Other financial debt	(310)	(310)	-	-	(388)	(388)	-	-
Interest rate derivatives	43	43	19	(19)	71	71	40	(37)
Loan to co-venturer	28	28	-	-	42	42	-	-
DEBT/CASH POSITION	886	735	(219)	203	(389)	984	(42)	42

(1)

For cash and cash equivalents, the booked value is considered as a good estimation of the fair value.

(2)

Over 99% of our bonds have been issued with fixed rates. At year-end 2009, the fair value of our long-term debt was higher than its booked value due to decreasing credit spread and interest rates. At year-end 2008, the fair value of our long-term debt was lower than its booked value due to increasing credit spread.

(3)

If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2009.

Fair value hedge and cash flow hedge

The ineffective portion of changes in fair value hedges and cash flow hedges was a profit of €2 million at December 31, 2009, compared to a profit of €13 million at December 31, 2008 and a loss of €19 million at December 31, 2007. We did not have any amount excluded from the measure of effectiveness.

Net investment hedge

We have stopped using investment hedges in foreign subsidiaries. At December 31, 2009, 2008 and 2007, there were no derivatives that qualified as investment hedges.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 71

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

Costa Rica

Beginning in early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT”), or other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel-Lucent commenced an investigation into this matter.

Alcatel-Lucent terminated the employment of the then-president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT. CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on their complicity in a bribery scheme and misappropriation of funds. The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and Alcatel-Lucent stated it would cooperate fully in any inquiry or investigation into these matters. The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”) and the federal securities laws. In connection with that investigation, the DOJ and the SEC also requested information regarding Alcatel-Lucent’s operations in other countries.

In connection with these allegations, on December 19, 2006, the DOJ indicted one of the two former employees on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a plea agreement in the U.S. District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA. On September 23, 2008, the former CIT employee was sentenced to 30 months’ imprisonment, three years’ supervised release, the forfeiture of U.S.$ 261,500, and a U.S.$ 200 special assessment.

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

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$ 52 million (in the case of the Attorney General’s Office) and U.S.$ 20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S.$ 71.6 million. No formal notice of a revised civil claim has so far been received by CIT.

Alcatel-Lucent recently entered into discussions with the Attorney General’s Office directed to a negotiated resolution of the Attorney General’s social damages claims and the moral damages claims of ICE. Those discussions have resulted in a signed written agreement entered into January 20, 2010 under which the Attorney General’s social damages claims would be dismissed in return for a payment by Alcatel-Lucent France (as successor to CIT) of approximately U.S.$ 10 million. That agreement was approved by the Court having jurisdiction over the Attorney General’s claims on February 24, 2010, and it is now effective. ICE’s claims are not included in the agreement with the Attorney General and it has been reported in the Costa Rican press that the Board of ICE has decided not to participate in the settlement negotiated with the Attorney General at this time. To the extent that any of these claims are not resolved by agreement, Alcatel-Lucent intends to defend against them vigorously and to deny any liability or wrongdoing with respect to such claims.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of U.S.$ 59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S.$ 59.8 million and call the performance bond. CIT was notified of this ICE resolution on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S.$ 78.1 million in the aggregate, of which ICE has collected U.S.$ 5.9 million.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 72

Back to Contents

In June 2008, CIT filed an administrative appeal against the resolution mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$ 44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$ 15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S.$ 44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$ 15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s contractual resolution regarding the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$ 15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the contractual resolution of the 400KL GSM Contract. The preliminary court hearing commenced on October 6, 2009, and is expected to conclude towards the end of March 2010.

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years. The administrative proceeding was suspended on December 8, 2009 pending the resolution of the criminal case mentioned above.

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent expects to generate approximately €6 million in revenue from Costa Rican contracts in 2010. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

As previously disclosed in its public filings, Alcatel-Lucent has engaged in settlement discussions with the DOJ and the SEC with regard to the ongoing FCPA investigations. These discussions have resulted in December 2009 in agreements in principle with the staffs of each of the agencies. There can be no assurance however that final agreements will be reached with the agencies or accepted in court. If finalized, the agreements would relate to alleged violations of the FCPA involving several countries, including Costa Rica, Taiwan, and Kenya. Under the agreement in principle with the SEC, Alcatel-Lucent would enter into a consent decree under which Alcatel-Lucent would neither admit nor deny violations of the antibribery, internal controls and books and records provisions of the FCPA and would be enjoined from future violations of U.S. securities laws, pay U.S. $45.4 million in disgorgement of profits and prejudgment interest and agree to a three-year French anticorruption compliance monitor to evaluate in accordance with the provisions of the consent decree (unless any specific provision therein is expressly determined by the French Ministry of Justice to violate French law) the effectiveness of Alcatel-Lucent’s internal controls, record-keeping and financial reporting policies and procedures. Under the agreement in principle with the DOJ, Alcatel-Lucent would enter into a three-year deferred prosecution agreement (DPA), charging Alcatel-Lucent with violations of the internal controls and books and records provisions of the FCPA, and Alcatel-Lucent would pay a total criminal fine of U.S.$ 92 million – payable in four installments over the course of three years. In addition, three Alcatel-Lucent subsidiaries – Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica – would each plead guilty to violations of the FCPA’s antibribery, books and records and internal accounting controls provisions. The agreement with the DOJ would also contain provisions relating to a three-year French anticorruption compliance monitor. If Alcatel-Lucent fully complies with the terms of the DPA, the DOJ would dismiss the charges upon conclusion of the three-year term.

Alcatel-Lucent has recognized a provision of €93 million in connection with these FCPA investigations, which is equivalent to the sum of U.S.$ 45.4 million as agreed upon in the agreement in principle with the SEC and U.S.$ 92 million as agreed upon in the agreement in principle with the DOJ, discounted back to net present value and converted into Euros.

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

Upon learning of these allegations, Alcatel-Lucent commenced an investigation into this matter. As a result of the investigation, Alcatel-Lucent terminated the former president of Taisel. A director of international sales and marketing development of the German subsidiary resigned during the investigation.

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act. The not guilty verdict for Taisel was upheld by the Taiwan High Court and is now final. On December 9, 2009, the Supreme Court denied the appeal filed by the Taiwan Prosecutor Office against the High Court’s ruling with respect to the individual defendants.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

Kenya and Nigeria

The SEC and the DOJ asked Alcatel-Lucent to look into payments made in 2000 by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya. Alcatel-Lucent understands that the French authorities are also conducting an investigation to ascertain whether inappropriate payments were received by foreign public officials in connection with such project. Alcatel-Lucent is cooperating with the U.S. and French authorities and has submitted to these authorities its findings regarding those payments.

Following information voluntarily disclosed by Alcatel-Lucent to the U.S. and French authorities, the French authorities have recently requested Alcatel-Lucent to produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent is cooperating with the French authorities and will submit the requested documents.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 73

Back to Contents

French Polynesia

The French authorities have initiated an investigation of the submarine cable subsidiary of Alcatel-Lucent, Alcatel-Lucent Submarine Networks (“ASN”), and certain former or current employees, relating to a project for a submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of a public procurement project. On November 23, 2009, ASN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter.

Alcatel-Lucent is unable to predict the outcome of this investigation and its effect on ASN’s business. If ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN expects to generate approximately €20 million of revenue from French public procurement contracts in 2010. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

Lucent’s employment and benefits related cases

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs alleged that Lucent failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case returned to the court, where limited discovery was completed.

By Opinion and Order, each dated June 11, 2008, the court granted in part and denied in part plaintiffs’ motion for summary judgment (as to liability) and denied Lucent’s cross-motion for summary judgment (also as to liability). Specifically, the court found that Lucent had violated the Plan’s maintenance of benefits requirement with respect to the 2003 plan year but that the record before the court contained insufficient facts from which to conclude whether those provisions were violated for years prior to 2003. The court also “tentatively” ruled that defendants had not violated the Plan’s maintenance of cost provisions for the years 2004 through 2006. The court ordered the parties to engage in further discovery proceedings. Finally, the court denied, without prejudice, plaintiff’s motion for class certification. On June 26, 2008, Lucent requested the court to certify the case for appeal to the Third Circuit Court of Appeals in its discretion. This request was denied.

As a result of the court’s findings for 2003, Lucent established a provision for U.S.$ 27 million during the second quarter of 2008. As a result of the ongoing discovery and analysis, this reserve was adjusted from time to time, most recently to U.S.$ 28 million as of September 30, 2009. On January 21, 2010, the parties agreed to settle the lawsuit for the sum of U.S.$ 36 million. The settlement is memorialized in a binding and executed Settlement Agreement. The settlement is subject to court approval, including approval of the settlement amount and the amount of class counsel’s fees to be deducted therefrom, approval of a plan of allocation of the net settlement proceeds to class members, and certification of a settlement class by the court.

Lucent implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions led to the filing of cases against Lucent (now closed) and may lead to the filing of additional cases.

In September 2004, the Equal Employment Opportunity Commission (EEOC) had filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California, for gender discrimination with respect to the provision of service credit for purposes of a pension plan. In a case concerning a similar plan, the U.S. Supreme Court decided in May 2009 that such plan is not unlawful unless there is evidence of intentional discrimination. In light of this judgment, the EEOC voluntarily dismissed this matter, and the dismissal was approved by the District Court on July 27, 2009.

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

MICROSOFT

Lucent, Microsoft and Dell have been involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, certain Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including two trials held in 2008. In one of these trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately U.S.$ 357 million in damages for Microsoft’s infringement of the “Day” patent, which relates to a computerized form entry system. On June 19, 2008, the Court entered judgment on the verdict and also awarded prejudgment interest exceeding U.S.$ 140 million. The total amount awarded Alcatel-Lucent relating to the Day patent exceeds U.S.$ 497 million.

On December 15, 2008, Microsoft and Alcatel-Lucent executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations. This settlement included dismissing all pending patent claims in which Alcatel-Lucent is a defendant and provided Alcatel-Lucent with licenses to all Microsoft patents-in-suit in these cases. Also, on May 13, 2009, Alcatel-Lucent and Dell agreed to a settlement and dismissal of the appeal issues relating to Dell from the April 2008 trial. Only the appeal relating to the Day patent against Microsoft filed by it, and the appeal filed by Lucent relating to the district court’s decision to dismiss certain additional claims with respect to the Day patent, remain currently pending in the Court of Appeals for the Federal Circuit. Oral Argument was held at the Federal Circuit in Washington, D.C. on June 2, 2009.

On September 11, 2009, the Federal Circuit issued its opinion affirming that the Day patent is both a valid patent and infringed by Microsoft in Microsoft Outlook, Microsoft Money, and Windows Mobile products. However, the Federal Circuit vacated the jury’s damages award and ordered a new trial in the District Court in San Diego to re-calculate the amount of damages owed to Alcatel-Lucent for Microsoft’s infringement. On November 23, 2009, the Federal Circuit denied Microsoft’s en banc petition for a rehearing on the validity of the Day patent. A date has not been set for the new trial on damages.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 74

Back to Contents

In a parallel proceeding, Dell filed a re-examination of the Day patent with the United States Patent and Trademark Office (“Patent Office”) in May of 2007 alleging that prior art existed that was not previously considered in the original examination and the Day patent should therefore be re-examined for patentability. On June 22, 2009, the Patent Office issued its latest advisory opinion rejecting the two claims of the Day patent at issue in the April 2008 trial in view of the prior art. Alcatel-Lucent appealed that decision and, in response to Alcatel-Lucent’s opening Appeal Brief to the Board of Patent Appeals and Interferences, the Patent Office has withdrawn its rejection of the Day patent and has confirmed that the Day patent is a valid patent.

Effect of the various proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in this Section 6.10.

6.11    RESEARCH AND DEVELOPMENT – EXPENDITURES

Expenditures

In 2009, in absolute value, 15.3% of revenues were spent in innovation and in supporting our various product lines. These expenditures amounted to €2.4 billion before capitalization of development expenses and capital gain (loss) on disposal of fixed assets, and excluding the impact of the purchase price allocation entries of the business combination with Lucent, as disclosed in Note 3 of the consolidated financial statements included elsewhere in this document.

Accounting policies

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for development costs, which are capitalized as an intangible asset when the following criteria are met:

•

the project is clearly defined, and the costs are separately identified and reliably measured;

•

the technical feasibility of the project is demonstrated;

•

the ability to use or sell the products created during the project;

•

the intention exists to finish the project and use or sell the products created during the project;

•

a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated, leading one to believe that the project will generate probable future economic benefits; and

•

adequate resources are available to complete the project.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 75

Back to Contents

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

During the year ended December 31, 2009, no impairment loss was accounted for related to acquired technologies. In 2008, impairment losses of €1,125 million were accounted for related to acquired technologies coming from the business combination with Lucent completed in December 2006, and are mainly related to the CDMA business.

Impairment losses for capitalized development costs of €20 million were accounted for in 2009. In 2008, impairment losses of €135 million were recorded, mainly related to the adaptation of our WiMAX strategy, by focusing our WiMAX efforts on supporting fixed and nomadic broadband access applications for providers. In the fourth quarter of 2009, management decided to cease any new WiMAX development on the Group’s existing hardware platform and software release.

Application of accounting policies to certain significant acquisitions

In accounting for our business combination with Lucent and our acquisition of the UMTS business of Nortel in 2006, we allocated a significant portion of the purchase price of each transaction to in-process research and development projects and to acquired technologies.

Set forth below is a description of our methodology for estimating the fair value of the in-process research and development of the UMTS business of Nortel at the time of its acquisition, and of Lucent at the time of the business combination. We cannot give assurances that the underlying assumptions used to estimate expected project revenues, development costs or profitability, or the events associated with such projects, as described below, will take place as estimated.

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

In the context of the combination with Lucent, we allocated approximately U.S.$ 581 million of the purchase price to in-process research and development. An impairment charge of U.S.$ 123 million was accounted for as restructuring costs in December 2006 in connection with the discontinuance of certain product lines. An additional impairment loss of U.S.$ 50 milllion was accounted for in the context of the 2008 impairment tests of goodwill mainly in CDMA.

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

In order to allocate this aggregate value to developed technology and in-process research and development, the expected contribution to cash flows for the in-process research and development was estimated and used as a factor for determining its share of the total UMTS value. The remaining value was ascribed to the acquired developed technology and know-how. The contribution of in-process research and development was estimated based on the relative research and development costs incurred on the identified projects to the total research and development spent on the overall UMTS platform while in development at Nortel. UA 5.0 and UA 6.0 UMTS projects were identified as in-process at the valuation date. Nortel had spent approximately U.S.$ 130 million on these projects until our acquisition of the UMTS business. In 2005, Nortel incurred U.S.$ 24.4 million and U.S.$ 0.2 million in development expenses for the UA 5.0 and the UA 6.0 in-process research and development projects, respectively, and U.S.$ 102.7 million and U.S.$ 2.1 million in 2006. Expense incurred by Alcatel-Lucent in 2007 was €45 million for UA 5.0 and €106 million for UA 6.0.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 76

Back to Contents

UMTS development efforts from 2001 through 2006 can be characterized by a period of three years of development of base UMTS technology, followed by two years of higher value, differentiating product technology (including UA 5.0 and UA 6.0 technologies). Consequently, UA 5.0 and UA 6.0 development expenses were adjusted upwards in value to reflect their higher contribution to the overall technology platform than the base technology components. The combined value-adjusted research and development amount spent as of the valuation date was estimated at approximately U.S.$ 188 million. Given an estimate of U.S.$ 1.0 billion incurred on the UMTS technology platform since its inception through 2006, the in-process research and development represented 18.8% of the total amount spent. In-process research and development has therefore been valued at €24 million (representing 18.8% of the €127 million of the UMTS technology assets’ present value mentioned above).

During the second quarter of 2007, we accounted for impairment losses on tangible assets for an amount of €81 million, on capitalized development costs and other intangible assets for an amount of €208 million and on goodwill for an amount of €137 million.

These impairment losses of €426 million were related to the group of cash generating units (CGUs) corresponding to the business division UMTS/W-CDMA. The impairment charge was due to the delay in revenue generation from this division’s solutions versus its initial expectations, and to a reduction in margin estimates for this business.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 77

Back to Contents

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 78

Back to Contents

7    CORPORATE GOVERNANCE

7.1  Governance code

80

7.2  Management

86

7.3  Powers of the Board of Directors

93

7.4  Committees of the Board

96

7.5  Compensation

99

7.6  Interest of senior management and employees in Alcatel-Lucent’s capital

105

7.7  Alcatel-Lucent Code of Conduct

115

7.8  Regulated agreements, commitments and related party transactions

115

7.9  Major differences between our corporate governance practices and NYSE requirements

116

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 79

Back to Contents

7.1    GOVERNANCE CODE

Alcatel-Lucent is compliant with the AFEP-MEDEF Code of corporate governance for listed corporations (sometimes referred to as “the Code“ – see the MEDEF website: www.medef.fr). The Code is the result of the consolidation of the AFEP and MEDEF report of October 2003 and their Recommendations of October 2008 regarding the compensation of executive directors of companies whose shares are admitted to trading on a regulated market. At its meetings on October 29 and December 11, 2008, our Board of Directors confirmed and then published its adherence to the AFEP and MEDEF recommendations. The principles of the Code govern, among other things, the operating rules of our Board of Directors and its Committees, as described in the Board of Directors’ Operating Rules.

In addition, since our securities are listed on the New York Stock Exchange (hereinafter referred to as “NYSE“), we make every effort to reconcile the above-mentioned principles with the applicable NYSE rules on corporate governance, as well as with the provisions of the U.S. Sarbanes-Oxley Act, which came into force in 2002. Where relevant, we have specified throughout Chapter 7 the main ways in which our corporate governance practices comply with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers“ listed on that exchange.

The Code is based on specific principles which also largely underpin our corporate governance policy, as outlined in Chapter 7 insofar as those principles are in line with the organization, the status and the means of the company, unless otherwise mentioned. Section 7.1 highlights the areas in which our approach is in line with the Code and, where applicable, the specific position of our company in this regard.

7.1.1  Board of Directors

OPERATING RULES

Our company operates according to the “monist“ system (meaning that it has a Board of Directors, as opposed to a Supervisory Board and a Management Board).

The duties of the Chairman of the Board of Directors, performed by Mr. Philippe Camus since October 1, 2008, and those of the CEO, performed by Mr. Ben Verwaayen since September 15, 2008, are separated.

The removal and replacement of either the Chairman or the CEO may be decided by a simple majority vote of the directors present or represented at the meeting. The Board has a set of Operating Rules which set forth, among other things, the distribution of powers between the Board of Directors and the CEO in the context of the general principles defined by law. These Operating Rules, which can be found in full in Section 7.1.3 “Operating Rules of the Board of Directors“, define broadly the powers of the Board and the circumstances in which the CEO must obtain prior approval from the Board of Directors.

The Board of Directors has also granted Mr. Philippe Camus a delegation of authority enabling the Chairman to represent the Group at high-level meetings, in particular with government representatives.

MEMBERSHIP AND OPERATION OF THE BOARD

Our Board of Directors has 10 directors whose term of office is four years, as stipulated in our Articles of Association. The term of office of the members of our Board usually ends simultaneously. A proposal will be submitted at the Shareholders’ Meeting called for June 1, 2010, at which some of the Directors’ terms of office will be renewed. The proposal will involve amending the Articles of Association to stagger the directors’ terms of office and ensure compliance with the Code on this matter.

According to our Articles of Association, our Board of Directors must also include two observers (in French, “Censeurs“). The nomination of the observers must be proposed at a Shareholders’ Meeting and the two observers must, at the time of their appointment, be both salaried employees of Alcatel-Lucent or of an affiliate and members of an Alcatel-Lucent mutual fund (in French, “fonds commun de placement“).

At December 31, 2009, the Board consisted of directors representing five different nationalities and the average age of its members was 62.

Under the Articles of Association, each director must own at least 500 shares in the company and undertake to comply with the ethics rules of the Director’s Charter which was updated on March 28, 2007 pursuant to a decision of the Board of Directors. Information concerning the Directors and observers can be found in Section 7.2 “Management“.

SELECTION CRITERIA AND INDEPENDENCE OF THE DIRECTORS

The appointment of new directors must comply with selection rules which are applied by our Corporate Governance and Nominating Committee. Members of the Board must be competent in the Group’s high-technology businesses, have sufficient financial expertise to make informed and independent decisions about financial statements and compliance with accounting standards, and be entirely independent of the company’s management as per the criteria set out below.

•

Independence criteria

At its meeting of March 17, 2010, the Board of Directors reviewed the directors’ independence according to the criteria selected by our Company which are based on the recommendations of the AFEP-MEDEF Code: “A director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to colour his or her judgement. Accordingly, an independent director is to be understood not only as a non executive director, i.e. one not performing management duties in the corporation or its group, but also as one devoid of any particular bonds of interest (significant shareholder, employee, other) with them“.

The criteria selected are based on both the recommendations of the AFEP-MEDEF Code and the requirements of the New York Stock Exchange (NYSE). The independence criteria defined by the Board of Directors comply with the criteria mentioned in the AFEP-MEDEF Code, except for the criteria that a director’s total term of office should not exceed 12 years.

The Board of directors thus favored the directors’ competence and experience as well as good knowledge of the Group, assets which do not represent a potential conflict of interest between Directors and management. Moreover, this AFEP-MEDEF criteria is not included in the requirement of the New York Stock Exchange.

The company also complies with the rules of the NYSE and the provisions of the Sarbanes-Oxley Act on this issue. These rules stipulate that the majority of members of the Board of Directors in a U.S. listed company must be independent and that the Board must determine whether the independence criteria are met. Our Board made this determination at its meeting of March 17, 2010.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 80

Back to Contents

•

Board of Directors’ independence

Our Board of Directors also includes at least one independent director who has financial expertise, as recommended in Article 5 of its Operating Rules.

In March 2010, our Board of Directors reexamined the situation of each Director with respect to the independence criteria of the AFEP-MEDEF Code. Based on all of these criteria, the Board determined that Lady Jay, Mr. Bernard, Mr. Blount, Mr. Eizenstat, Mr. Hughes, Mr. Monty, Mr. Piou and Mr. Spinetta, that is, eight of its 10 members, are independent.

Since at least half of the Board members are independent directors, the number of the Board’s independent directors complies with the recommendations of the AFEP-MEDEF Code.

•

Committees’ Independence

At its meeting of March 17, 2010, the Board of Directors acknowledged the independence of all of the directors who are members of the Audit and Finance Committee, of the Corporate Governance and Nominating Committee and of the Compensation Committee, in compliance with its Operating Rules. The number of independent directors within each committee complies with the recommendations of the AFEP-MEDEF Code.

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors has four committees which are as follows: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee. Their role and operating procedures are described in Section 7.4 “Committees of the Board“.

Each Committee has its own operating rules approved by the Board.

DIRECTORS’ CHARTER AND ETHICS

Before accepting office, each director must consider the Directors’ Charter and the obligations resulting from his or her office. The Charter stipulates that each director must attend meetings and dedicate the time and care required by the office, respect confidentiality, contribute to setting our company’s strategic direction and monitor implementation of the strategy. The Directors’ Charter also encourages the directors to own a significant number of shares, and stipulates that each director must comply with applicable securities laws concerning trading as well as with the rules of our “Alcatel-Lucent Insider Trading Policy“ designed to prevent insider trading. Directors are also reminded that under French regulatory requirements, a director must notify the Autorité des Marchés Financiers (the French securities regulator) of any personal transactions involving Alcatel-Lucent shares.

CONFLICTS OF INTEREST

To our knowledge, there are no potential conflicts of interest between the directors’ fiduciary duties and their private interests. In accordance with the Directors’ Charter, a director must notify the Board of any actual or potential conflict of interest.

There are no family relationships between the members of our Board of Directors and our company’s senior management.

To our knowledge, there is no arrangement or agreement with a shareholder, client, supplier or any third party which has led to the appointment of our CEO or a member of our Board of Directors or of our Management Committee.

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

To our knowledge, no member of the Board of Directors of our company has been a director or executive officer of a company involved in a bankruptcy, court escrow or liquidation in the last five years, with the exception of Mr. Hughes, in his capacity as non-executive chairman of the American company Outperformance Inc., which was wound up voluntarily (“Chapter 7“ of the U.S. Bankruptcy Code) in November 2008; and Mr. Monty, in his capacity as director of the Canadian company Teleglobe Inc., which was liquidated in 2002, with respect to which liquidation there are legal proceedings still in progress.

DIRECTORS’ FEES

The Directors receive directors’ fees for performing their duties on the Board of Directors and, where relevant, on one of the Boards’ committees. The amount of these fees is dependent in part on their attendance at the various meetings, as described in Section 7.5.5 “Remuneration of Directors and observers“. However, in accordance with the provisions of Article 6 of the Board of Directors’ Operating Rules (see Section 7.1.3 “Operating Rules of the Board of Directors“), the Chairman and the Chief Executive Officer do not receive any attendance fees.

7.1.2  Compensation policy for the Executive Directors of the Company

The Board of Directors ensures a balance between the various components of the Executive Directors’ compensation (fixed and variable compensation, stock options and Performance share awards, and additional pension benefits if any). It also ensures that these components are set in accordance with the general principles of comprehensiveness, balance, benchmarking, consistency, clarity of the rules and reasonableness set forth in the AFEP-MEDEF Code.

As per the Code, none of the Executive Directors has an employment contract with our company.

Executive Directors are not entitled to severance payments when they leave the company.

COMPENSATION BREAKDOWN

The Board elected to target the efforts and competencies of the Chairman and CEO on both short-term and medium to long-term goals. The performance criteria were also set in such a manner as to allow the Board of Directors to assess the medium and long-term measures taken by the new Executive Directors in areas where such measures were most likely to have a delayed impact on the Group’s financial performance. (See Sections 7.5 “Compensation“ and 7.6 “Interest of employees and senior management in Alcatel-Lucent’s capital“.)

The Board of Directors therefore opted to most of the CEO’s and Chairman’s compensation to quantitative criteria based on the evolution of the Group’s financial position and, if applicable, to qualitative criteria which measure the improvement in our governance.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 81

Back to Contents

•

Chairman’s Compensation

The Board of Directors elected to split the Chairman’s compensation between a fixed cash amount and Performance shares. The fixed portion was only 2.3 times higher than the average remuneration of the company’s directors. The Chairman’s compensation does not include a variable portion (see Section 7.5.2 “Chairman of the Board of Directors”).

As the above awards of Performance shares are conditioned by performance criteria, over half of the Chairman’s overall remuneration is dependent on the achievement of performance objectives. The performance criteria underpinning the performance shares correspond to the quantitative and qualitative targets set for the Chairman. These targets will be assessed by the Board of Directors.

In accordance with the recommendations of the Code, the Board of Directors also set the holding and purchase obligation conditions for the Performance share awards. Under these conditions, the Chairman is required to retain a number of Alcatel-Lucent shares equal in value to 100% of his annual compensation until the end of his term of office. In addition, he is required to purchase a number of company shares equivalent to 40% of the fully vested Performance shares awarded to him. (See Section 7.6.1.3 “Performance shares grants to the Executive Directors“).

•

Chief Executive Officer’s Compensation

The CEO’s compensation was set by the Board of Directors based on the same resolute approach and ambitious targets. The targets were intended as an incentive for the CEO to address the challenges involved in turning the company around. Each component of the CEO’s compensation (variable remuneration, pension benefits, stock options (in all or in part) and performance shares) is dependent on the satisfaction of one or more performance criteria.

The performance targets which condition the CEO’s variable compensation were particularly challenging in view of the issues at stake and the company’s financial situation. The Board of Directors reviews the targets annually based on proposals by the Compensation Committee. The targets were set against a backdrop of unfavorable conditions both worldwide and in the Telecom sector. Unlike the Group’s other executives (including executive officers), the CEO’s performance criteria were all quantitative. (See Section 7.5.3 “Chief Executive Officer“, Section 7.6.1.3 “Performance share grants to the Executive Directors“ and Section 7.6.2.4 “Stock option grants to the Executive Directors“).

The CEO’s total annual compensation was consistent with the compensation of other members of the Group’s senior management.

ADDITIONAL PENSION BENEFITS

As a Director of Alcatel-Lucent, the CEO participates in a private retirement pension plan open to a group of beneficiaries mainly comprising French executive officers from the Group. The plan has around 400 beneficiaries. The Board of Directors guaranteed the CEO a pension equal to 40% of his compensation based on the average of the two best paid years of the five-year term within the Company taking into account all retirement rights acquired.

The “Pension“ entitlement awarded to the CEO is not expressly conditioned upon the termination of the beneficiary’s career in our company. The Board of Directors therefore laid down performance conditions to be assessed during his term of office, thus rendering the pension benefit contingent on the achievement of performance criteria (see Section 7.5.3 “Chief Executive Officer”).

STOCK OPTIONS AND PERFORMANCE SHARES

The stock option and Performance share plans decided in 2009 and 2010 reflect a balanced distribution policy that does not favor a particular type of beneficiary - in particular the Company’s Executive Directors - as per the recommendations of the AFEP-MEDEF Code.

•

Performance shares

In 2009, the number of Performance shares, awarded to the Chairman amounted to 2.9% of total Performance shares awarded in March 2009, and 0.01% of share capital as at December 31, 2009. This grant of Performance shares is subject to the satisfaction of presence and holding conditions, and of performance conditions based on quantitative and qualitative criteria set at the time of the grant. The Board of Directors has determined individual conditions pertaining to the holding of shares vested at the end of the vesting period, until the termination of his office within the company in accordance with Article L. 225-197-1 of the French Commercial Code, and to the obligation to purchase shares of the company further to the recommendations of the AFEP-MEDEF Code. (See section 7.6.1.3 “Performance share grants to the Executive Directors“).

•

Stock options

The number of stock options awarded in 2009 to the CEO amounted to 1.9% of total stock options awarded in March 2009 (4.6% of the 2009 Annual plan), and 0.04% of share capital as at December 31, 2009. The stock options awarded to the CEO are tied to two performance conditions, one related to the CEO’s presence in the Group and, the other one related to our company’s share price performance compared with a representative selection of solutions and services providers in the sector of telecommunications equipment, as evaluated annually by a consulting firm (see Section 7.6.2.4 “Stock option grants to the Executive Directors”). This grant is subject to individual conditions pertaining to the holding of shares resulting from the exercise of stock options, until the termination of his office within the company, in accordance with Article L. 225-185 of the French Commercial Code. (See Section 7.6.2.4 “Stock option grants to the Executive Directors“).

In connection with the renewal by the shareholders at the Shareholders’ Meeting to be held on June 1, 2010 of the authorizations to award stock options and Performance shares to group employees and senior management, the Board of Directors set a maximum percentage of stock options and Performance shares that can be awarded to Executive Directors out of the total amount authorized, as per the recommendations of the Code.

7.1.3  Operating Rules of the Board of Directors

There follows a full transcription of the Operating Rules of our Board of Directors.

PREAMBLE

The directors of Alcatel-Lucent (hereafter the “Company“) have enacted the following rules which constitute the internal regulation of the Board of Directors, in order to define its operating procedures and its role according to the rules of corporate governance in force.

These rules, approved at the board of directors’ meeting held on October 29, 2008, are primarily intended to:

•

define the role of the board vis-à-vis the shareholders meeting on the one hand, and of the Chief Executive Officer (“Directeur Général“) on the other hand, by clarifying the existing provisions of the law and of the Company’s bylaws and the position of its members;

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 82

Back to Contents

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

SECTION I    THE BOARD’S ROLE

Article 1    Deliberations of the Board

In addition to matters related to its legal or regulatory function, the Board shall regularly decide upon the Group’s strategic orientations and the main decisions affecting its activities. This relates in particular to the projects of important investments of organic growth and the operations of internal reorganizations, major acquisitions and divestitures of shares and assets, transactions or commitments that may significantly affect the financial results of the group or considerably modify the structure of its balance sheet and the strategic alliances and financial cooperation agreements.

Article 2    Decisions subject to the  prior approval of the Board

The Chief Executive Officer must submit the following decisions to the prior approval of the Board:

•

the update of the group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

•

the group’s annual budget and annual capital expenditure plan;

•

acquisitions or divestitures in an amount higher than €300 million (enterprise value);

•

capital expenditures in an amount higher than €300 million;

•

offers and commercial contracts of strategic importance in an amount higher than €1 billion;

•

any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of €200 million, in particular if they imply a significant shareholding by a third party in the capital of the Company;

•

financial transactions having a significant impact on the accounts of the group, in particular the issuance of debt securities in amounts greater than €400 million (1);

•

amendments to the National Security Agreement (“NSA“) between Alcatel, Lucent Technologies, Inc. and certain United States Government parties.

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

SECTION II    THE MEMBERS

Article 4    Independence

The Board of directors shall define the criteria that a director must meet in order to be deemed “independent“, in accordance with the principles of corporate governance applicable to the Company. The Board of directors shall ensure that the proportion of “independent“ directors is at all times greater than half the members of the Board and shall take action as soon as possible to replace directors, if necessary.

By definition, an “independent“ director has no direct or indirect relationships of any nature whatsoever with the Company, its group or its management of a nature that could compromise the free exercise of his or her judgement.

Article 5    Expertise

Board members will be selected so as to bring a diversity of competencies, especially with respect to technology, finance, human resources, emerging markets, as well as a connection with academia and the government agencies community (in view of the Company’s highly classified work). At least one of the “independent“ members of the Board of directors shall have financial expertise.

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

Article 6    Compensation

The directors receive attendance fees the annual amount of which is determined by the Shareholders’ Meeting. Such fees will be divided into two equal portions.

The first portion will be a fixed amount and will be divided among all of the directors according to the following rules:

•

the President of the Audit & Finance Committee will receive an annual amount of € 25,000;

•

each other member of the Audit & Finance Committee will receive an annual amount of € 15,000;

•

the President of each of the other three committees will receive an annual amount of € 15,000;

•

each other member of the other three committees will receive an annual amount of € 10,000.

•

the remainder of this first portion will be divided equally among the directors.

The second portion will be a variable amount and will be divided among the directors in accordance with their attendance at Board meetings and at any meetings of the committees of which they are members.

Attendance fees will be paid in two installments. The first installment will be paid after the annual shareholders meeting and the second will be paid at the end of the year.

The Chairman, the Chief Executive Officer and any directors who are executive officers of the Company will not receive any attendance fees.

(1)

A specific delegation of power exists in favor of the CEO, concerning the issuance of debt securities, for up to € 1 billion (which is a temporary exception to € 400 million level concerning financial transaction).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 83

Back to Contents

The Board observers will receive a compensation as determined by the Shareholders’ Meeting, to be divided between them and paid according to the same rules as applicable to the directors’ fees.

SECTION III    THE CHAIRMAN

Article 7    Role of the Chairman

The Chairman of the Board (hereafter “the Chairman“) shall organize and manage the tasks of the Board and announce the outcome thereof at the Shareholders’ Meeting. He shall watch over the correct operations of the corporate bodies of the Company and especially those of the Board’s committees.

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

Article 8    Information of the Chairman - Office of the Chairman

The Chairman shall be regularly informed by the Chief Executive Officer of the significant events and positions regarding the activities of the group he shall receive all useful information for the performance of the Board and the committees’ tasks and those necessary for the establishment of the internal audit report.

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

In principle, there will be six board meetings, four of them primarily dedicated to the review of financial statements, one to strategy matters and one to the yearly budget. On a regular basis, the Board will meet in “executive sessions“ attended by non-executive directors only.

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

Article 12    Expenses

The members of the Board shall be reimbursed, upon presentation of receipts, for travel expenses as well as for other expenses incurred by them in the interests of the Company, after signature of the receipts by the Chief Financial Officer.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 84

Back to Contents

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

The Corporate Governance and Nominating Committee will also review succession plans for the Chief Executive Officer as well as other senior executive officers of the Company.

Article 17    Compensation Committee

The mission of the Compensation Committee shall be to review matters relating to and make proposals to the Board regarding the compensation of the directors, the Chairman, the Chief Executive Officer and the senior executive officers members on the Management Committee, to consider the general policies with respect to the grant of options, Performance shares and variable compensation, and to examine any proposal to increase the share capital of the Company by an offering made exclusively to its employees.

The Chairman and the majority of the members of the compensation committee shall be independent directors.

Article18    Audit and Finance Committee

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 85

Back to Contents

7.2    MANAGEMENT

As of March 22, 2010

BOARD OF DIRECTORS

Philippe Camus Chairman of the Board of Directors	Louis R. Hughes Independent director Chairman and Chief Executive Officer of GBS Laboratories Inc.	Jean-Pierre Desbois Board observer President of the Supervisory Board of FCP “Actionnariat Alcatel-Lucent“
Ben Verwaayen Chief Executive Officer and director	Lady Sylvia Jay Independent director Vice-Chairman of L’Oréal UK Ltd	Patrick Hauptmann Board observer Member of the Supervisory Board of FCP “Actionnariat Alcatel-Lucent“
Daniel Bernard Independent director Chairman of Provestis	Jean C. Monty Independent director
W. Frank Blount Independent director Chairman and Chief Executive Officer of JI Ventures Inc.	Olivier Piou Independent director Chief Executive Officer of Gemalto	Philippe Mc Allister Secretary to the Board of Directors
Stuart E. Eizenstat Independent director Chair International Trade & Finance of Covington & Burling	Jean-Cyril Spinetta Independent director President of the Board of Directors of Air France-KLM	Nathalie Trolez Mazurier Deputy Secretary to the Board of Directors

AUDIT AND FINANCE COMMITTEE

Jean C. Monty, President

Daniel Bernard

W. Frank Blount

Jean-Cyril Spinetta

Jean-Pierre Desbois (Board observer)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Daniel Bernard, President

W. Frank Blount

Stuart E. Eizenstat

Lady Sylvia Jay

COMPENSATION COMMITTEE

Jean-Cyril Spinetta, President

Lady Sylvia Jay

Olivier Piou

Stuart E. Eizenstat

TECHNOLOGY COMMITTEE

Louis R. Hughes, President

Olivier Piou

Jeong Kim

Philippe Keryer

Ted Leonsis (external member)

Jean-Pierre Desbois (Board observer)

Patrick Hauptmann (Board observer)

STATUTORY AUDITORS

Deloitte & Associés

Represented by Antoine de Riedmatten

Ernst & Young et Autres

Represented by Jean-Yves Jégourel

MANAGEMENT COMMITTEE

Ben Verwaayen

Chief Executive Officer

Tom Burns

President Enterprise Product and Vertical Markets Group

Janet Davidson

President Quality and Customer Care

Kenneth Frank

President Solutions and Marketing

Adolfo Hernandez

President Europe, Middle East and Africa Region

Philippe Keryer

President Networks Group

Jeong Kim

President Bell Labs

Claire Pedini

Executive Vice President Human Resources and Transformation

Michel Rahier

President Operations

Paul Segre

President Applications Group

Rajeev Singh-Molares

President Asia Pacific Region

Paul Tufano

Chief Financial Officer

Robert Vrij

President Americas Region

Andy Williams

President Services Group

Outgoing members of the Management Committee in 2010

S. Dolan was a member until February 1, 2010

C. Pedini will be a member until May 1, 2010

A. Williams will be a member until April 2, 2010

Appointment as members of the Management Committee in 2010

R. Singh-Molares became member on February 1, 2010

S.A. Carter will take up the position as Chief Marketing, Strategy & Communication Officer, and become a member, on April 19, 2010

P. Barnabé will take up the position as Head of Corporate Human Resources and Transformation, and become a member, on May 1, 2010

V. Mohan will take up the position as Executive Vice-President Services Group, and become a member, on April 2, 2010

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 86

Back to Contents

INFORMATION ON THE CURRENT DIRECTORS AND BOARD OBSERVERS

Philippe CAMUS

Chairman of the Board of Directors

Born on June 28, 1948, French citizen

Appointed October 2008 to 2010

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

•

Expertise: 31 years in banking, finance, insurance and 9 years in the industrial sector.

Current Directorships and professional positions

•

In France: Chairman of the Board of Directors of Alcatel-Lucent, co-managing Partner of Lagardère Group, Director of Éditions P. Amaury, Honorary Chairman of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS), Permanent Representative of Lagardère SCA to the Board of Directors of Hachette SA, Permanent Representative of Hachette SA to the Board of Directors of Lagardère Services, member of the Supervisory Board of Lagardère Active, Vice-Chairman, Deputy Chief Executive Officer of Arjil Commanditée – Arco.

•

Abroad: Chairman and CEO of Lagardère North America, Inc., Senior Managing Director of Evercore Partners Inc., Director of Schlumberger and of Cellfish Media LLC.

Directorships over the last 5 years

•

In France: Chairman of EADS France and of GIFAS, Director of: Accor, Dassault Aviation, La Provence, Nice Matin, Hachette Filipacchi Médias and of Crédit Agricole SA*, Permanent Representative of Lagardère Active to the Board of Directors of Lagardère Active BroadCast (Monaco), member of the Compensation Committee and of the Airbus Partners Committee and member of the Supervisory Board of Hachette Holding.

•

Abroad: Joint Executive President of EADS NV (The Netherlands) and of EADS Participations BV (The Netherlands).

Company shareholding

•

50,000 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2009.

Ben VERWAAYEN

CEO and Director

Born on February 11, 1952, Dutch citizen

Appointed September 2008 to 2010

Business address:

Alcatel-Lucent

54 rue La Boétie – 75008 Paris

France

Career

•

Ben Verwaayen graduated from the State University of Utrecht, the Netherlands, where he received a Master’s degree in law and international politics. Ben Verwaayen held several positions in business development, HR and public relations, before being appointed General Manager of ITT Nederland BV where he worked from 1975 to 1988. Ben Verwaayen was then President and General Manager of PTT Telecom, a KPN subsidiary in the Netherlands, from 1988 to 1997. International Vice-President, Executive Vice-President and Chief Operating Officer of Lucent Technologies from 1997 to 2002, Ben Verwaayen was also Vice-Chairman of the Management Board. He was President General Manager of BT from 2002 to June 2008. In 2006, Ben Verwaayen was made an officer of the Order of Orange-Nassau and an Honorary Knight of the British Empire by the Queen and Chevalier de la Légion d’honneur in France. Ben Verwaayen was appointed CEO of Alcatel-Lucent on September 1, 2008, with effect on September 15, 2008.

•

Expertise: 34 years in the industry sector.

Current Directorships and professional positions

•

In France: CEO and Director of Alcatel-Lucent.

Directorships over the last 5 years

•

Abroad: CEO and Director of BT Group Plc, Non-executive Director of UPS*.

Company shareholding

•

50,000 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 87

Back to Contents

Daniel BERNARD

Independent Director

Born on February 18, 1946, French citizen

Appointed November 2006 (1) to 2010

Business address:

Provestis

14, rue de Marignan – 75008 Paris

France

Career

•

A graduate of the école des Hautes Études Commerciales, Mr. Bernard worked with Delcev Industries (1969-1971), Socam Miniprix (1971-1975) and La Ruche Picarde (1975-1980) and was CEO of the Metro France group (1981-1989), member of the Management Board with responsibility for the commercial activities of Metro International AG (1989-1992), Chairman of the Management Board (1992-1998) and later Chairman and CEO of Carrefour (1998-2005). He is currently Chairman of Kingfisher Plc London and Chairman of Provestis.

•

Expertise: 40 years in industry, retail and services.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Chairman of Provestis, Director of Cap Gemini.

•

Abroad: Chairman of the Board of Directors of Kingfisher Plc (UK).

Directorships over the last 5 years

•

In France: Chairman and CEO of Carrefour, Director of Saint-Gobain and of Erteco, Manager of SISP.

•

Abroad: Vice-Chairman of DIA SA (Spain) and of Vicour (Hong Kong), Director of: Carrefour Commercio e Industria (Brazil), Grandes Superficies de Colombia (Colombia), Carrefour Argentina (Argentina), Centros Comerciales Carrefour (Spain), Finiper (Italy), GS (Italy) and Presicarre (Taiwan), Deputy Chairman of the Board of Directors of Kingfisher Plc (UK)*.

Company shareholding

•

500 ordinary shares of Alcatel-Lucent and 140,625 ordinary shares of Alcatel-Lucent via SCI Tilia.

*

Term of office expired in 2009.

(1)

Originally appointed to the Alcatel Board of Directors in 1997.

W. Frank BLOUNT

Independent Director

Born on July 26, 1938, U.S. citizen

Appointed November 2006 (1) to 2010

Business address:

1040 Stovall Boulevard N.E.

Atlanta, Georgia 30319

USA

Career

•

Master of Science in Management at the Massachusetts Institute of Technology (MIT) Sloan School, management MBA at Georgia State University and Bachelor of Science in Electrical Engineering at the Georgia Institute of Technology. Between 1986 and 1992, he was group President at AT&T Corp., in charge of the Group’s network operations and communications products. He then became Chief Executive Officer from 1992 to 1999 of Telstra Corporation in Australia. Director of FOXTEL Corp. (Australia) (1995-1999), of IBM-GSA Inc. (Australia) (1996-1999), of the Australian Coalition of Service Industries (1993-1999) and the Australian Business Higher Education Roundtable (1993-1999); he was also Chairman and Chief Executive Officer of Cypress Communications Inc. (2000-2002). In 1991 he was interim Chief Executive Officer of the New American Schools Development Corporation at the request of President George Bush. He is member of the Advisory Board of China Telecom. From 2004 through 2007, he was Chairman and CEO of TTS Management Corp. He is currently Chairman and CEO of JI Ventures Inc.

•

Expertise: 49 years in industry and telecommunications.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Chairman and CEO of JI Ventures Inc., Director of Entergy Corporation USA, of Caterpillar Inc. USA and of KBR Inc., Member of the Advisory Board of China Telecom.

Directorships over the last 5 years

•

Abroad: Chairman and CEO of TTS Management Corp., Director of Adtran Inc. and of Hanson Plc. UK.

Company shareholding

•

3,668 American Depositary Shares of Alcatel-Lucent.

(1)

Originally appointed to the Alcatel Board of Directors in 1999.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 88

Back to Contents

Stuart E. EIZENSTAT

Independent Director

Born on January 15, 1943, U.S. citizen

Appointed December 2008 to 2010

Business address:

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W., Suite 1117C

Washington, DC 20004

USA

Career

•

Stuart E. Eizenstat graduated in political science from the University of North Carolina and later graduated from Harvard University’s Law School. He holds seven honorary doctorate degrees from various universities and academic institutions and has received the French Legion of Honour and high Awards from German, Austrian, Israeli and U.S. Governments. Following graduation from lawschool, he served on the White House staff of President Lyndon Johnson (1964-1966). He served as Chief Domestic Policy Advisor and Executive Director of the White House Domestic Policy Staff (1977-1981) under President Jimmy Carter. From 1981-1994 he was a Partner and Vice Chairman of the law firm Powell, Goldstein, Frazer & Murphy and he was also Adjunct Lecturer at the John F. Kennedy School of Government of Harvard University (1982-1992). Stuart E. Eizenstat was U.S. Ambassador to the European Union (1993-1996). He served as Under Secretary of Commerce for International Trade (1996-1997), Under Secretary of State for Economic, Business and Agricultural Affairs (1997-1999) and Deputy Secretary of the Treasury (1993-2001) while continuing to work as the Special Representative of the President on Holocaust-Era Issues. During the Clinton Administration, he had a prominent role in the development of key international initiatives involving the European Union. He is Partner and Head of International Trade and Finance Practice at Covington & Burling LLP law firm. Moreover, he is a member of the Boards of Directors of United Parcel Service, BlackRock Funds, Chicago Climate Exchange and Globe Specialty Metals. Stuart E. Eizenstat is the author of “Imperfect Justice“, which has been translated into German, French, Czech and Hebrew.

•

Expertise: 29 years in law and 14 years in governmental affairs.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Independent Director of United Parcel Service, of BlackRock Funds, of Chicago Climate Exchange and of Globe Specialty Metals.

Company shareholding

•

500 American Depositary Shares of Alcatel-Lucent.

Louis R. HUGHES

Independent Director

Born on February 10, 1949, U.S. citizen

Appointed December 2008 to 2010

Business address:

GBS Laboratories

2325 Dulles Corner Blvd, Suite 500

Herndon, VA 20171

USA

Career

•

Louis R. Hughes graduated from Harvard Business School (MBA, 1973) and from Kettering University (formerly General Motors Institute), B.S. (Mechanical Engineering, 1971). He has been Chairman and Chief Executive Officer of GBS Laboratories LLC since 2005. Louis R. Hughes is also Executive Advisor Partner of Wind Point Partners. Moreover, Mr Hughes has been a member of the Boards of Directors of ABB (Switzerland, since 2003) and Akzo Nobel (The Netherlands, since 2007). He served as President and Chief Operating Officer of Lockheed Martin Corp. His prior experiences also include positions of Chief of Staff Afghanistan Reconstruction Group, U.S. Department of State, from 2004 to 2005, Executive Vice President of General Motors Corporation from 1992 to 2000, President of General Motors International Operations from 1994 to 1999, President of General Motors Europe from 1992 to 1994 and Managing Director of Adam Opel AG from 1989 to 1992. He was non-executive Chairman of Maxager (renamed Outperformance in 2008) from 2000 to 2008. He has also served on several Boards, including: Sulzer (Switzerland) from 2001 to 2009, British Telecom (United Kingdom) from 2000 to 2006, Electrolux AB (Sweden) from 1996 to 2008, MTU Aero Engines GmbH (Germany) from 2006 to 2008, Deutsche Bank from 1993 to 2000, Saab Automobile AB from 1992 to 2000 and Adam Opel AG from 1989 to 1992. He was also a member of the BT Americas Advisory Board from 2006 to 2009.

•

Expertise: 36 years in the industry sector.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Chairman and Chief Executive Officer of GBS Laboratories (USA), Independent Director of ABB (Switzerland) and Akzo Nobel (Netherlands).

Directorships over the last 5 years

•

Abroad: Independent Director of British Telecom (UK), Electrolux (Sweden), MTU Aero Engines GmbH (Germany) and Sulzer* (Switzerland), Non-executive Chairman of Maxager (USA), Member of the Advisory Board of Directors of British Telecom Americas* (USA).

Company shareholding

•

5,000 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 89

Back to Contents

Lady Sylvia JAY

Independent Director

Born on November 1, 1946, British citizen

Appointed November 2006 to 2013

Business address:

L’Oréal (UK) Ltd.

255 Hammersmith Road – W6 8AZ London

UK

Career

•

Lady Jay, CBE was educated at the University of Nottingham (United Kingdom) and the London School of Economics. She held various positions as a senior civil servant in the British civil service between 1971 and 1995, being involved in particular in financial aid to developing countries. She was seconded to the French Ministry of Co-operation and the French Treasury, and later helped set up the European Bank for Reconstruction and Development, before spending again several years in Paris as wife of the British ambassador. She entered the private sector in 2001, as Director General of the UK Food and Drink Federation until 2005. She was made a Chevalier de la Légion d’honneur in 2008 and awarded an Honorary Doctorate of laws by Nottingham University in 2009.

•

Expertise: 4 years in bank, finance, insurance, 9 years in industry and 33 years in public service.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent and Independent non-executive Director of Compagnie de Saint-Gobain.

•

Abroad: Vice Chairman of L’Oréal UK Ltd, Independent non-executive Director of Lazard Limited, Chairman of the Pilgrim Trust, Trustee of the Prison Reform Trust, of the Entente Cordiale Scholarships Scheme and of The Body Shop Foundation.

Directorships over the last 5 years

•

In France: Non-executive Director of Carrefour.

•

Abroad: Director General of the UK Food and Drink Federation, Chairman of Food From Britain*

Company shareholding

•

500 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2009.

Jean C. MONTY

Independent Director

Born on June 26, 1947, Canadian citizen

Appointed December 2008 to 2010

Business address:

1485, rue Sherbrooke Ouest, Suite 2B

Montreal (Québec) Canada

Career

•

Jean C. Monty holds a Bachelor of Arts degree from Collège Sainte-Marie of Montréal, a Master of Arts in economics from the University of Western Ontario, and a Master of Business Administration from the University of Chicago. Jean C. Monty began his career at Bell Canada in 1974 and held numerous positions in the BCE group. He joined Nortel Networks Corporation in October 1992 as President and Chief Operating Officer before being nominated President and Chief Executive Officer in March 1993. On April 24, 2002, Mr. Monty, then Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), retired after a 28-year career. He is a member of the Board of Directors of Bombardier Inc. since 1998, and a member of the Board of Directors of DJM Capital, Centria Inc., Fiera Capital Inc. He is also a member of the International Advisory Board of the école des Hautes Études Commerciales. He was appointed a member of the Order of Canada for his contribution to business, public interests and community affairs. In recognition of these achievements, he was elected Canada’s Outstanding CEO of the Year for 1997. In addition, he was inducted into the Académie des Grands Montréalais.

•

Expertise: 29 years in telecommunications and 5 years in finance.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent.

•

Abroad: Director of Bombardier, of DJM Capital, of Centria Inc., of Fiera Capital Inc, Member of the International Advisory Board of the école des Hautes Études Commerciales.

Directorships over the last 5 years

•

Abroad: Director of Emergis, of Centria Capital*, of Centria Commerce*.

Company shareholding

•

500,000 American Depositary Shares of Alcatel-Lucent (via Libermont Inc.).

*

Term of office expired in 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 90

Back to Contents

Olivier PIOU

Independent Director

Born on July 23, 1958, French citizen

Appointed December 2008 to 2010

Business address:

Gemalto

6, rue de la Verrerie – 92190 Meudon

France

Career

•

Olivier Piou graduated in Engineering from the École centrale d'ingénieurs de Lyon (1980). He joined Schlumberger in 1981 as a production engineer, and held numerous management positions in the areas of technology, marketing and operations in France and the United States. In May 2004, he successfully introduced Axalto, at the time a division of Schlumberger Limited, to the stock market through an IPO. He was CEO of Axalto from 2004-2006 and conducted the merger with Gemplus which formed Gemalto. From 2003 to 2006, he was President of Eurosmart (the international non-profit association based in Brussels, which represents the chip card industry). Currently, he is a member of the Board of Directors of INRIA, the French National Institute for Research in Computer Science and Control and has been CEO of Gemalto since its creation in 2006.

•

Expertise: 29 years in the industry sector.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent and of INRIA (Institut National de Recherche en Informatique et en Automatique).

•

Abroad: CEO and Director of Gemalto.

Directorships over the last 5 years

•

In France: Director of Axalto

•

Abroad: Chairman of Eurosmart.

Company shareholding

•

20,000 ordinary shares of Alcatel-Lucent.

Jean-Cyril SPINETTA

Independent Director

Born on October 4, 1943, French citizen

Appointed November 2006 to 2013

Business address:

Air France-KLM

45, rue de Paris – 95747 Roissy Charles de Gaulle Cedex

France

Career

•

A graduate in public law and from the Institut d’études politiques of Paris, Jean-Cyril Spinetta began his career as assistant lecturer and later central administration attaché (1961-70). After moving to the École nationale d’administration (Charles de Gaulle class, 1970-72), he held a number of positions within the National Education Ministry. He was several times seconded to other Departments, as Auditor of the Conseil d’État (1976-78), chargé de mission to the General Secretariat of the Government (1978-81), head of the Information Department of Prime Minister Pierre Mauroy (1981-83), chief of staff to Michel Delebarre when Minister for Employment, Minister of Social Affairs, Minister of Transport and later Minister of Equipment (1984-86 and 1988-90), chargé de mission and industrial advisor to the Office of the President of the Republic (1994-95), préfet (1995), technical advisor to the cabinet of Édith Cresson, EU Commissioner (1996), and expert for France seconded to the European Commission (1997). After a period as Chairman and CEO of Compagnie Air Inter (1990-93), he was Chairman and CEO of Air France (1997-2008), as well as Chairman and CEO of Air France-KLM (2004-2008). He is currently Chairman of the Board of Directors of Air France-KLM. Mr. Spinetta has also been Chairman of the Board of Governors of the International Association of Air Transport (IATA), a Director of Compagnie de Saint-Gobain since 2005, a Director of Alitalia since 2009 and Chairman of the Supervisory Board of Areva since 2009.

•

Expertise: 16 years in air transport and 38 years in public service.

Current Directorships and professional positions

•

In France: Independent Director of Alcatel-Lucent, Chairman of the Board of directors of Air France-KLM and of Air France, Director of the Compagnie de Saint-Gobain, Chairman of the Supervisory Board of Areva.

•

Abroad: Director of Alitalia.

Directorships over the last 5 years

•

In France: CEO of Air France-KLM* and of Air France*, Director of La Poste* and of Gaz de France Suez*, Permanent Representative of Air France-KLM to the Board of Directors of Le Monde des Entreprises*.

•

Abroad: Director of Alitalia and of Unilever, Chairman of the Board of Governors of IATA.

Company shareholding

•

500 ordinary shares of Alcatel-Lucent.

*

Term of office expired in 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 91

Back to Contents

Jean-Pierre DESBOIS

Board observer

Born on April 14, 1954, French citizen

Appointed November 2006 to 2010

Business address:

Alcatel-Lucent France

Centre de Villarceaux, Route de Villejust – 91620 Nozay

France

Career

•

Mr. Desbois has been an engineer with Alcatel-Lucent France since 1986. He began his career in 1974 in the deployment of telephone systems. From 1981 he was in charge of software projects inside Research and Development teams. From 2000 to 2007 he had several “Operations“ responsibilities in Applications domain such as contract management or steering of supply chain. Today he is mainly dedicated to Operations support inside Application Software Group.

•

Expertise: 35 years in telecommunications.

Current Directorships and professional positions

•

In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of Alcatel-Lucent, Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Company shareholding

•

100 ordinary shares of Alcatel-Lucent and 2,315 units in FCP 2AL.

Patrick HAUPTMANN

Board observer

Born on June 28, 1960, French citizen

Appointed November 2008 to 2010

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

•

Expertise: 25 years in telecommunications.

Current Directorships and professional positions

•

In France: Engineer with Alcatel-Lucent Enterprise, Board observer of the Board of Directors of Alcatel-Lucent, Member of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Company shareholding

•

1,847 units in FCP 2AL.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 92

Back to Contents

7.3    POWERS OF THE BOARD OF DIRECTORS

In addition to performing its legal and regulatory duties, the Board of Directors regularly provides input on the Group’s strategic direction and the key decisions affecting Group activities. The Board fully exercises its authority and endeavors to ensure that each director’s contribution is entirely effective, in accordance with the principles of corporate governance described above and the provisions of its Operating Rules which can be found in Section 7.1.3 “Operating Rules of the Board of Directors“.

Our Board of Directors also ensures that its activities are transparent to shareholders by including in the Annual Report of the Group an overview of the work carried out by the Board and its Committees during the last fiscal year along with information on its procedures.

Finally, the Board carries out an annual assessment of its own work and of the performance of the executive directors. At least once every two years, its performance is assessed by an independent consultant.

Information regarding Board meetings (preparation of meetings, organization and operation of the Board of Directors)

The Operating Rules govern the manner in which our Board of Directors operates. The Board meets at least once each quarter either at our head office or at any other location in France or abroad as indicated in the notice of meeting (see Article 9 of the Operating Rules, section 7.1.3 “Operating Rules of the Board of Directors“).

We provide our Directors with the information they need to perform their duties. Board members regularly receive relevant information concerning our company, such as press releases, financial analysts' reports and information on the evolution of our share price. This information is available to Board members at all times via a secured Intranet site dedicated to the Board members. They may also seek the opinion of senior management within the Group on any subject they deem appropriate, especially during the informal meetings of Board members and group executive officers held prior to each meeting of the Board of Directors.

The documentation provided at Board meetings gives detailed information on the items of the agenda. It includes the documents made available to the Directors prior to the meeting and any other additional documents. In general, each item on the agenda has its own internal and/or external documentation, depending on the nature of the topic discussed and, if applicable, is accompanied by a draft of the Board’s proposed resolution. Where appropriate in light of the agenda, the documentation also includes a draft press release, which is usually published the day after the meeting and before Euronext Paris opens, in accordance with the AMF’s recommendations.

The Board generally works from presentations made by our senior management. The topics raised in the presentations are openly discussed among the directors. At the end of each Board of Directors’ meeting the Chairman leads a discussion among the directors without the attendance of the CEO or of employees invited to attend the meetings. Parts of some Board of Directors’ meetings are also held without the Chairman, pursuant to the recommendations of the AFEP-MEDEF Code.

In this respect, we also comply with the NYSE rules, which stipulate that the Board of Directors must meet regularly without its executive members. Most particularly, Article 11 of the Operating Rules provides that the Board should meet without directors who are also company executives or employees so that the performance of the executive directors may be evaluated.

Directors may participate in Board meetings by videoconference or other means of telecommunication which enable them to be identified. Directors participating in this manner are deemed in attendance for determining the quorum and the majority of votes, except in the case of agenda items which, by law, may not be dealt with by these means.

Directors must notify the Chairman of the Board of any actual or potential conflict of interest. Moreover, if the conflict concerns a particular matter, they must refrain from voting on such matter.

Depending on the Board’s agenda and the nature of the topics discussed at the meeting, Board meetings may be preceded by a meeting of one or several of its four specialized committees.

Except in an emergency, all information required for the Board’s discussions is sent a few days before the meeting, in a manner compliant with the confidentiality requirements for the distribution of insider information, so that the directors may carefully review the documents prior to the meeting. This also applies to the specialized committees created by the Board of Directors.

Board meetings called to prepare the year-end, half-year and quarterly financial statements are systematically preceded by a review of the financial statements by the Audit and Finance Committee.

Activity of the Board in 2009 and early 2010

Our Board of Directors met 9 times in 2009. The average attendance rate of Board members at these meetings was 94%.

In early 2010, our Board of Directors met twice, in February and March. The average attendance rate of its members was 100%.

Most of the Board’s meetings were held at the company’s head office in Paris or in Murray Hill, New Jersey. One Board meeting was held in Shanghai (Pudong), China, at our Alcatel-Lucent Shanghai Bell Co., Ltd joint-venture head office. The meetings lasted four hours forty-five minutes on average and, as mentioned above, were often preceded by informal meetings with members of the Management Committee (in addition to the occasional participation of Management Committee members at the Board meetings on their particular subject matters). This allowed the Directors to discuss our strategic and technological direction with the Group’s main operating senior management on a regular basis. At the meeting held in Shanghai, Board members were given a detailed presentation of our Group's strategy in the Asia Pacific region, which was followed by discussions with the senior executive officers from the region.

In 2009, the Board met on eight occasions without the attendance of the CEO and employees and on one occasion without the Chairman. During the two meetings held in early 2010, the Board held two discussion sessions without the attendance of the CEO and employees and one session without the Chairman.

The main topics addressed by the Board of Directors in 2009 and early 2010 were as follows:

FINANCIAL STATEMENTS AND FINANCIAL POSITION

In 2009, our Board reviewed and approved the full year Alcatel-Lucent and consolidated financial statements for the year ended December 31, 2008. The financial statements received final approval at the Shareholders' Meeting on May 29, 2009. After requesting an amendment, the Board approved the budget for 2009. It put forward a proposal for the allocation of the results and maintained the decision not to distribute dividends for the fiscal year 2008.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 93

Back to Contents

It also reviewed and approved the quarterly and half-year consolidated financial statements for the year ended December 31, 2009. At each of these meetings, the financial statements were examined in the presence of our Statutory Auditors and a report was presented on the work of the Audit and Finance Committee. Throughout the year, our Board of Directors monitored changes in the Group’s results, orders and cash flow as well as the progress of restructuring and cost reduction plans. It approved a budget for 2010.

In addition, on several occasions the Board addressed the specific issue of Lucent’s pension fund management policy and recommended a revision in the investment strategy implemented by the Pension Benefits Investment Committee, the body responsible for overseeing the fund’s management.

Finally, the Board of Directors considered and approved the issue of a convertible bond (in French, “Oceane”) and the launch of a procedure to repurchase and cancel existing bonds (see section 6.6 “Liquidity and Capital Ressources“).

At its first meeting in 2010, our Board reviewed and approved the full year Alcatel-Lucent and consolidated financial statements for the year ended December 31, 2009, to be submitted to shareholders for final approval at their meeting on June 1, 2010. Our Board of Directors also put forward a proposal for the allocation of the results and decided, once again, not to distribute dividends for the fiscal year 2009.

THE GROUP’S STRATEGIC DIRECTION

Our Board of Directors regularly reviewed our position in the market and the progress of our Group's strategic direction as defined by the CEO in December 2008. In particular, the Board examined the implementation of our new Group structure which took effect on January 1, 2009 in response to the extremely rapid technological developments in products and markets, Long Term Evolution (LTE) technology deployment projects, and contracts for trials of this technology awarded to our group.

Our Board of Directors oversaw the sale of Alcatel-Lucent’s share in Thales in May 2009 and the alliance formed with HP.

COMPENSATION POLICY

In 2009, our Board of Directors approved a stock option plan as well as a Performance shares plan for employees subject to the usual conditions, and set the performance criteria for the variable portion of the remuneration of executives entitled to the “Global Annual Incentive Plan“ or “AIP“ (see section 7.5 “Compensation“) for fiscal year 2009. Our Board also approved an exceptional stock option plan involving the award of 400 stock options to each of the 76,641 employees in our Group (see section 7.6.2 “Stock options“).

Our Board of Directors considered the recommendations of the Compensation Committee regarding the compensation of the members of the Management Committee, of the CEO and of the Chairman (see section 7.5 “Compensation“) and the review of pension plans in place for the Group’s U.S. employees.

Finally, after analyzing market practices within France and worldwide, our Board of Directors decided to submit a proposal to reevaluate Directors' fees at the Shareholders’ Meeting of June 1, 2010, in order to attract the best talent.

BUSINESS ETHICS

Our Board of Directors reviewed the reports of the Audit and Finance Committee relating to the investigations and legal proceedings following commercial misconduct allegations made against employees in group companies in Costa Rica, Taiwan, Kenya, Nigeria and French Polynesia. On several occasions, the Board was briefed by the General Counsel on this matter and reviewed the training program aimed at Group employees (“Alcatel-Lucent’s Anti-corruption Program“).

INDEPENDENCE OF THE DIRECTORS

The independence of Board members was reviewed on March 17, 2010 and, on the recommendation of the Corporate Governance and Nominating Committee, the Board adopted the positions described in section 7.1 “Governance Code“.

OPERATING RULES

In 2009, our Board of Directors approved rules for the Technology Committee and initiated an analysis of the rules for the Audit and Finance Committee in response to new legislation in this area.

SUCCESSION PLAN

In 2009, our Board of Directors approved a succession plan to define procedures to be followed by both the Corporate Governance and Nominating Committee and the Board of Directors in order to identify potential successors for the position of CEO or Chairman. The plan provides that, as a policy, no former corporate officer (in French, “mandataire social“) may be nominated Chairman of the Board of Directors.

RENEWAL OF THE BOARD OF DIRECTORS

The terms of office of eight out of ten directors are due to end at the Shareholders’ Meeting of June 1, 2010. On the recommendation of the Corporate Governance and Nominating Committee, in 2009, our Board of Directors decided to put forward a proposal at the said shareholders’ meeting to stagger the end of these terms of office to facilitate the reappointment process. If the proposal is approved, about one third of the positions will be renewed at each Shareholders’ Meeting.

EVALUATION OF THE BOARD OF DIRECTORS

After the fundamental changes to the composition of our Board of Directors at the end of 2008 following the appointment of Mr. Camus as our new Chairman and of Mr. Verwaayen as our CEO, in December 2009, on the recommendations of the Corporate Governance and Nominating Committee, our Board of Directors decided to carry out a review of the organization and operation of the Board of directors. The assessment was conducted with the help of an independent firm, Heidrick & Struggles.

The Board of Directors considered the conclusions of this assessment at its meeting on March 17, 2010.

From January to March 2010 consultants from Heidrick & Struggles conducted an assessment of the structure and performance of the Alcatel-Lucent Board of Directors. Their mandate was to examine the formal and structural workings of the Board of Directors, in line with best practices both in French and in Anglo-American corporate governance, and to examine the effectiveness of its contribution to the direction and management of the company.

Heidrick & Struggles based their findings on a review of various documents provided to the directors since the formation of the current Board of Directors, on interviews with many members of the Management Committee and with all of the directors, and on observation of February 2010 meetings, in Murray Hill, of the Board of Directors and its Committees.

The consultants reported that, in their view, the Board is structurally sound and operating effectively. Globally the Board has the skills needed to direct the company according to modern corporate governance guidelines. Attendance at meetings was good, information was provided in a thorough and timely manner, and the consultants did not find any conflicts of interest or other issues that could affect the independence of the Board of Directors. The quality of dialogue observed within the Board of Directors is very strong, with non-executive directors providing constructive and objective suggestions to management.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 94

Back to Contents

Heidrick & Struggles reported that some practices of the Board of Directors may serve as models for other companies – for instance, the practice of holding executive sessions at the end of every meeting. Although the Board of Directors already has a good understanding of the strategy and a comprehensive exposure to senior management, the consultants encouraged the Board of Directors to deepen their participation and contribution to both of these areas of engagement with the company.

SHAREHOLDERS' MEETING

In 2009, our Board of Directors set May 29, 2009 as the date for a combined Shareholders’ Meeting and prepared the agenda and related documents. The Board answered questions that had been submitted in writing by shareholders prior to the shareholders’ meeting. In early 2010, the Board of Directors set June 1, 2010 for the Ordinary and Extraordinary Shareholders’ Meeting to approve the financial statements for the fiscal year ended December 31, 2009 and prepared the agenda and related documents.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 95

Back to Contents

7.4    COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors has four committees: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee.

Each committee has its own Operating Rules. Each committee reports to the Board of Directors, which has the sole authority to make decisions concerning the subjects presented to it. The Chairman of the Board and the CEO may attend any meeting of the committees of the Board in an advisory capacity, with the exception of the Compensation Committee meetings which concern their personal situation.

In this context, the NYSE rules stipulate that U.S. listed companies must have an audit committee, a nominations/corporate governance committee and a compensation committee. Each committee must be composed exclusively of independent board members and must have a written charter addressing certain subjects specified in the NYSE rules. For the Company, these three committees are made up exclusively of independent directors and each Committee has a charter which defines its powers and covers most of the subjects provided for in the NYSE rules.

Audit and Finance Committee

MEMBERS

This committee comprises no less than four members, at least one of whom must have proven financial expertise.

In addition to the requirements of the AFEP-MEDEF Code, all the directors who serve on the Committee must be independent in accordance with the Committee’s Operating Rules. Therefore, no corporate officer (in French, “mandataire social“) may be a member. Similarly, directors who hold other executive positions within our company may not be members of this Committee.

Since December 11, 2008, the committee has comprised Mr. Monty (Chairman), Mr. Bernard, Mr. Blount and Mr. Spinetta. All members are independent according to the criteria selected by the Board of Directors which are based on both the recommendations of the AFEP-MEDEF code and the requirements of the NYSE. (See Section 7.1.1 “Board of Directors“). M. Desbois, an observer (in French, “censeur“) also participates in the work of the Committee.

On March 17, 2010, the Board of Directors confirmed Mr Jean C. Monty as “an Audit Committee Financial Expert“.

ROLE

The Audit and Finance Committee’s role and method of operation meet the requirements of article L. 823-19 of the French Commercial code and of the Sarbanes-Oxley Act and follow the key recommendations of various reports on corporate governance. Its main areas of activity concern our company’s financial statements, internal control, financial position and relations with Statutory Auditors. It keeps the Board informed, in a timely manner, on progress in the performance of its duties and on any issues encountered.

Financial statements

The role of our Audit and Finance Committee, as defined by the Board of Directors’ Operating Rules, is to review the accounting standards used by the company, the company’s risks and significant off-balance sheet risks and commitments, and all financial or accounting matters presented to it by the CEO or the Chief Financial Officer.

The committee therefore reviews and approves the appropriateness and consistency of the accounting methods used to prepare the consolidated and parent company financial statements and ensures that significant transactions receive proper accounting treatment at the group level.

The committee reviews the consolidation scope and, where relevant, the reasons why certain companies should not be included in this scope.

It reviews the accounting standards which are applicable to and applied by our group, both according to IFRS and French GAAP (the latter with respect to the parent company’s financial statements, as required by French law), as well as their effects and the resulting differences in accounting treatment.

It examines the Alcatel-Lucent and the consolidated quarterly, half-year and year-end financial statements and the group’s budgets.

Internal control

The Audit and Finance Committee verifies that internal procedures for collecting and reviewing financial information are in place to ensure the reliability of this information. The head of internal audit within the group periodically reports to the Committee on the results of the work of her department. In addition, twice a year the Committee reviews the group’s internal audit plan and the method of operation and organization of the Internal Audit Department. The Committee is consulted when necessary on the selection of the internal audit manager and on his/her potential replacement.

The Committee examines all complaints, alerts or other reports, including those submitted anonymously, that reveal a potential malfunction in the financial and consolidation processes set up within the group.

Our Audit and Finance Committee meets periodically with our Chief Compliance Officer to check the adequacy of our compliance programs, any significant violations of these programs and the corrective measures taken by us.

Financial position

Our Audit and Finance Committee also reviews our indebtedness and our capitalization and possible changes in this capitalization, as well as all financial or accounting matters presented to it by the Chairman of the Board or the Chief Financial Officer (such as risk coverage and centralized treasury management).

It also reviews financial transactions having a significant impact on the group’s financial statements, such as issuance of securities in excess of € 400 million, which must be approved by the Board of Directors.

Statutory Auditors

Our Audit and Finance Committee oversees the selection process for our Statutory Auditors, in compliance with the AFEP-MEDEF Code, and makes a recommendation on such auditors to the Board on the basis of tender offers.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 96

Back to Contents

Assignments that do not pertain to the audit of our accounts, or that are neither incidental nor directly supplemental to our audit, but which are not incompatible with the functions of the Statutory Auditors, must be authorized by the Audit and Finance Committee, regardless of their scope. The Committee ensures that these assignments do not violate the provisions of article L. 822-11 of the French Commercial code.

The Audit and Finance Committee also reviews and determines the independence of the Statutory Auditors and issues an opinion on the fees due for the audit of the financial statements.

Based on the total amount of the fees paid for the audit of our statements during a given fiscal year, our Committee sets the level(s) of fees beyond which the Committee must give a specific authorization for previously authorized assignments.

THE COMMITTEE’S WORK IN 2009 AND EARLY 2010

The members of the Audit and Finance Committee met 8 times in 2009. The attendance rate was 93%.

In 2009, the Audit and Finance Committee conducted a review of the year-end consolidated financial statements for the year ended December 31, 2008 and the half-year consolidated financial statements for 2009 prepared under IFRS. It also reviewed the quarterly financial statements for the group based on IFRS and the year-end parent company financial statements based on French GAAP. To prepare for this review, it relied on the work of the Disclosure Committee created to meet the requirements of the Sarbanes-Oxley Act in order to ensure the disclosure of reliable information about the Group. At each of its meetings, the Audit and Finance Committee was briefed by the Chief Financial Officer and the Statutory Auditors and examined, in the Auditors’ presence, the key points discussed with the Chief Financial Officer during preparation of the financial statements. At the end of 2009, the budget and financial forecasts for 2010 were presented. On several occasions, the Committee also discussed the risks specific to certain large contracts.

Our Audit and Finance Committee received the Internal Audit department’s annual report for 2008 as well as the internal audit plan for 2009. During the review of the internal audits, the Committee was briefed by the Internal Audit department and, in coordination with it, analyzed the department’s resources. At regular intervals, the Committee monitored the progress made regarding the certification required by Article 404 of the Sarbanes-Oxley Act. On several occasions, it was briefed by the General Counsel about developments in the Costa Rica, Taiwan, Kenya, Nigeria and French Polynesia matters (see Section 6.10 “Legal matters“).

Our Audit and Finance Committee gave prior authorization for Statutory Auditor assignments that are outside the scope of the statutory audits of our financial statements. After presentations by the Chief Financial Officer and the Statutory Auditors, the committee also set the Auditors’ fees for 2009.

Our Audit and Finance Committee met twice in the first quarter of 2010, with an attendance rate of 100%, to conduct a review of the results and financial statements for the year ended December 31, 2009 and of the annual report of the Internal Audit department for 2009, as well as the internal audit plan for 2010. It reviewed the draft annual report on Form 20-F and the “reference document“ to be filed with the French securities regulatory authority, and the internal and external auditors’ reports on internal control procedures in place within our Group.

The NYSE Rules contain detailed requirements for the audit committees of U.S. listed companies. However, for foreign issuers, these requirements are limited to compliance with the rules relating to audit committees in the 1934 U.S. Securities Exchange Act, as modified (the “Exchange Act“). Since July 31, 2005, foreign private issuers are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

One of the requirements under Rule 10A-3 is that each member of the audit committee be independent under the SEC definition of independence. Each of the current four members of our Audit and Finance Committee is independent under the criteria established by Rule 10A-3. In addition, Rule 10 A-3 also stipulates that the audit committee must have direct responsibility for the appointment, compensation and choice of statutory auditors, as well as control over the performance of their duties, management complaints and the selection of consultants. Direct financing of the committee should also be provided. We believe that our Audit and Finance Committee’s practices are currently fully compliant with Rule 10A-3. It should be noted that French law provides that the election of a company’s Auditors is the responsibility of the shareholders and that the Auditors must be elected by the shareholders at our Annual General Meeting. Additionally, French law requires listed companies to appoint two sets of Statutory Auditors. They are appointed for 6 years and can only be revoked by a court ruling for professional negligence or incapacity to perform their duties. Rule 10 A-3 makes this possible where required by local law.

While Alcatel-Lucent is not subject to the other NYSE rules on audit committees, a number of the requirements in the NYSE rules are similar to Rule 10 A-3, and Alcatel-Lucent considers that its practices are substantially in line with the additional requirements of the NYSE rules.

Corporate Governance and Nominating Committee

MEMBERS

In addition to the AFEP-MEDEF Code requirements, the Corporate Governance and Nominating Committee Operating Rules provide that the Committee shall consist of no less than three members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Bernard (Chairman), Lady Jay, Mr. Blount and Mr. Eizenstat. All are independent directors.

ROLE

The role of our Corporate Governance and Nominating Committee, as defined by the Board of Directors’ Operating Rules, is to:

•

review matters related to the composition, organization and operation of the Board of Directors and its committees;

•

identify and make proposals to the Board regarding individuals qualified to serve as directors of the company and on committees of the Board of directors;

•

develop and recommend to the Board of Directors a set of corporate governance principles applicable to the company;

•

oversee the evaluations of the Board of Diretors and committees thereof;

•

review succession plans for the Chairman of the Board of Directors, the CEO as well as other senior executive officers of the company (Management Committee).

THE COMMITTEE’S WORK IN 2009 AND EARLY 2010

Our Corporate Governance and Nominating Committee met 5 times in fiscal year 2009 and the attendance rate was 85%.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 97

Back to Contents

In 2009, the Committee's key actions were to propose the appointment of Mr. Leonsis as member of the Technology Committee, approve a process in order to identify potential successors for the position of CEO or Chairman, define a staggered reappointment procedure for the members of the Board of Directors, and consider strategies for encouraging greater diversity in the membership of the Board of Directors and appoint an independent consultant to advise in this area. Finally, following the fundamental changes in membership of the Board of Directors at the end of 2008, in December 2009 the Committee launched a review of the organization and operation of the Board of Directors. An independent firm was appointed to assist in the performance of the review.

The Committee met twice in early 2010 and the attendance rate was 100%. It reviewed, among other things, the independence of the directors (see paragraph “Independence of the directors“ in Section 7.3), acknowledged the findings of the assessment on evaluation (see Section 7.3 “Powers of the Board of Directors“) and proposed the appointment of a new director at the Shareholders’ Meeting of June 1, 2010 and organized its future work.

The Charter of the Corporate Governance and Nominating Committee provides that two thirds of its members must be independent. The Board noted that all of the Committee’s members are independent; in compliance with the criteria of the NYSE rules.

Compensation Committee

MEMBERS

The Compensation Committee consists of no less than four members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Spinetta (Chairman), Lady Jay, Mr. Eizenstat and Mr. Piou. All members are independent directors.

ROLE

The role of our Compensation Committee, as defined by the Board of Directors’ Operating Rules, is to review matters relating to and make proposals to the Board regarding the compensation of the directors, the Chairman, the CEO and the senior executive officers members of the Management Committee, to consider the general policies with respect to the grant of options, performance shares and variable compensation, and to examine any proposal to increase the share capital of the company by an offering made exclusively to its employees.

THE COMMITTEE’S WORK IN 2009 AND EARLY 2010

Our Compensation Committee met 5 times in 2009 and the attendance rate was 80%.

In 2009, it reviewed the achievement of performance criteria to be taken into account for the determination of the 2008 variable compensation under the “Global Annual Incentive Plan“ and defined the performance criteria to be used to determine variable compensation for the equivalent plan in 2009.

The Committee defined the 2009 compensation package for the Chairman of the Board and for the CEO and detailed the qualitative and quantitative performance criteria included in the same.

The Committee made recommendations for implementation of an exceptional stock option plan involving the award of 400 stock options to each employee of the Group. It also recommended an award of stock options and Performance shares to approximately 11 000 employees of the Group. The committee reviewed the eligibility conditions and benefits of the pension plans for US based employees; reviewed the pension arrangement of members of the Management Committee; recommended the renewal of the AUXAD pension pan for a period of three years ending December 31, 2012 and defined the principles to be retained in 2010 for the award of stock options and Performance shares and for the 2010 Global Annual Incentive Plan.

It checked that the Group’s practices are compliant with the AFEP-MEDEF recommendations concerning the compensation of executive directors of listed companies.
Our Compensation Committee met twice in early 2010 (the attendance rate was 100% in particular to establish the performance levels affecting the determination of the variable portion of compensation pursuant to the Global Annual Incentive Plan for 2010 and the vesting of Performance shares awarded to employees and to the Chairman, and of stock options awarded in 2008 and 2009 to the members of the Management Committee, and to recommend awards of stock options and Performance shares to employees of the Group. Finally, the Committee reassessed the level of directors’ fees (see section 7.3 “Powers of the Board of Directors“).

It reviewed the draft resolutions submitted at the Shareholders’ Meeting on June 1, 2019 concerning the authorization relating to the allocation of stock options and Performance shares.

The Board of Directors acknowledged the independence of the members of the Compensation Committee, in compliance with the requirements of the NYSE rules.

Technology Committee

MEMBERS

Our Technology Committee consists of Mr. Hughes (Chairman), Mr. Piou and Mr. Leonsis, appointed in May 2009, as well as Mr. Kim, President of Bell Labs and Mr. Keryer, President of our “Network“ Group, and Mr. Desbois and Mr. Hauptmann, observers.

ROLE

The role of the Committee is to review, on behalf of the Board of Directors, the major technological options that are the basis of R&D work and the launching of new products. The Committee will be kept informed of the development of Alcatel-Lucent’s scientific and technical cooperation projects with the academic and research environment. The Committee will review, as required by business conditions, R&D spend; risks associated with the R&D program and associated mitigation plans; technology trends; disruptive threats or opportunities; and competitive benchmarks for R&D efficiency and cost.

THE COMMITTEE’S WORK IN 2009 AND EARLY 2010

Our Technology Committee met 7 times in 2009 and the attendance rate was 100%. The Group’s technologies, mobile network activities (at the world convention in Barcelona) and current research projects at Bell Labs were presented at these meetings. The Committee also reviewed detailed presentations of the Company’s High Leverage Network and Application Enablement strategies and the Green Touch initiative. The Technology Committee met once in January 2010 and the attendance rate was 100%.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 98

Back to Contents

7.5    COMPENSATION

7.5.1  Compensation policy for the company’s Executive Directors*

The Compensation Committee is responsible for making proposals to the Board of Directors regarding compensation of the Directors, the Chairman, the CEO and key senior executives. It evaluates all compensation paid or attributed to them, including compensation relating to retirement, and all other benefits. It also reviews the policies relating to the grant of stock options and Performance shares to the Group’s executive officers and in particular to members of the Management Committee.

The Committee’s recommendations concern the annual evaluation of the senior management and the setting of the fixed and variable compensation paid to key executives. This includes the rules for determining the variable part of their compensation, which is based on their performance and our company’s medium-term strategy, as well as the targets against which performance is measured.

The remuneration of the Chairman of the Board of Directors and the Chief Executive Officer is set by the Board of Directors on the basis of these proposals. The principles governing the recommendations are based both on the analysis of the practices of other issuers in the same business as Alcatel-Lucent and in reference markets, in particular Europe and the United States.

Upon our Executive Directors taking office, the Compensation Committee and the Board of Directors ensured that any commitments made by our company complied with applicable law and with the AFEP-MEDEF recommendations of October 2008 concerning compensation of Executive Directors of listed companies. The general principles that guide the compensation policy for our Executive Directors are set forth in Section 7.1.2. “Compensation policy for the Executive Directors of the Company.“

7.5.2  Chairman of the Board of Directors

Regarding the Chairman of the Board, the Board of Directors has favored a compensation composed of a fixed compensation in cash and the grant of Performance shares, the acquisition of which is linked to performance-related criteria. His compensation does not include a variable portion.

2009 Compensation

Mr. Philippe Camus received €200,000 of fixed annual compensation for 2009 in his capacity as Chairman of the Board of Directors, based on the Board of Directors’ decision of September 17, 2008. His cash compensation did not include a variable portion and he did not receive any directors’ fees in his capacity as director or member of one of the Board’s committees.

The Chairman of the Board of Directors benefits from the resources required for the execution of his duties, that is, the use of a visitor’s office, part-time secretarial services, and reimbursement of professional and travel expenses incurred for the purposes of representing our company, in the same manner as other members of the Board of Directors.

2010 Compensation

At its meeting on March 17, 2010, the Board of Directors decided to keep the compensation of the Chairman of the Board for 2010 at the same level as for fiscal year 2009.

TABLE SUMMARIZING COMPENSATION AND STOCK OPTIONS AND PERFORMANCE SHARES GRANTED TO THE CHAIRMAN OF THE BOARD OF DIRECTORS

Philippe Camus Chairman of the Board of Directors
(amounts in euros)	Fiscal year 2008	Fiscal year 2009
Compensation with respect to the fiscal year	50,000(1)	200,000
Valuation of options granted (may be exercised after a four-year period)	-	-
Valuation of Performance shares (available after a four-year period)(2)	305,000	238,000
TOTAL	355,000	438,000

(1)

The compensation for fiscal year 2008, €50,000, is calculated on a prorata basis from October 1, 2008, the date on which he took office.

(2)

This amount corresponds to the value, resulting from theoretical computations, in the consolidated financial statements on the date of allocation and not to an actual payment received; actual gains made will depend on the share price on the dates of sale of the Performance shares. It does not reflect the level of achievement (partial or total) of the performance conditions attached to the Performance shares and assessed over 2 years, nor the presence and holding conditions, applicable to the entire grant.

Performance shares granted to Mr. Camus and the associated rights and obligations are explained in Section 7.6.1.3 “Performance shares grants to the Executive Directors“.

*

For purposes of this document Executive Directors are our Chairman of the Board and our Chief Executive Officer.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 99

Back to Contents

TABLE SUMMARIZING THE COMPENSATION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Philippe Camus Chairman of the Board of Directors	Fiscal year 2008		Fiscal year 2009
(amounts in euros)	Due	Paid	Due	Paid
Fixed compensation	-	50,000*	-	200,000
Variable compensation	-	-	-	-
Exceptional compensation	-	-	-	-
Directors’ fees	-	-	-	-
Benefits in kind	-	-	-	-
TOTAL	-	50,000*	-	200,000
* The compensation for fiscal year 2008, €50,000 is calculated on a pro-rata basis from October 1, 2008. the date on which he took office..

The compensation summarized includes the aggregate compensation paid by Alcatel Lucent and its subsidiaries during fiscal years 2008 and 2009.

Benefits after termination of functions

Mr. Camus has not received any commitment from us applicable upon termination of his position as Chairman of the Board of Directors or during the period following termination. Furthermore, Mr. Camus is not entitled to any supplemental pension.

7.5.3  Chief Executive Officer

The annual cash compensation of Mr. Verwaayen, like that of all the Group’s executive officers, consists of a fixed portion and a variable portion. Each year, the Board of Directors sets the variable portion of his compensation based on specific pre-defined criteria, which take into account the Group’s development perspectives and results for the current year. The criteria that apply to the Chief Executive Officer are solely quantitative.

The Board of Directors decided on September 17, 2008, upon Mr. Verwaayen taking office, that his variable compensation is a function solely on the Group’s financial results, based on performance targets which are reviewed annually upon proposals of the Compensation Committee. The CEO’s target bonus is 150% of his fixed compensation if he meets 100% of his targets. Depending on the actual level of performance achieved, his variable remuneration may range from 0% to 300%, if performance targets are substantially exceeded, of his fixed remuneration.

The variable remuneration is paid during the year following the fiscal year to which it relates.

2009 Compensation

The total compensation paid by Alcatel-Lucent to Mr. Verwaayen in 2009 amounted to €1,325,892.

Our CEO’s fixed remuneration for fiscal year 2009 amounted to €1.2 million, in accordance with the Board’s decision of September 17, 2008.

Mr. Verwaayen receives, as benefits in kind, a monthly impatriation allowance of €10,000 and the use of a company car with a driver.

No variable remuneration was paid in 2009 for fiscal year 2008. (See the table below summarizing the CEO’s compensation).

Concerning our CEO’s 2009 variable remuneration due in 2010 for fiscal year 2009, at a meeting held on February 3, 2009, the Board of Directors decided to apply the same criteria used for all Group executive officers and for most executives: the level of Revenues, Operating Income, and Operational Cash Flow minus Restructuring Cash Outlays and Capital Expenditures. Each of these criteria count for 33%, 33%, and 34%, respectively, in the calculation of the variable remuneration.

At a meeting held on February 9, 2010 in Mr. Verwaayen’s absence, the Board of Directors, using the criteria defined above, noted that the variable remuneration for 2009 is equal to zero.

He does not receive any directors’ fees in his capacity as Director of the Company.

2010 Compensation

Following the recommendation of the Compensation Committee, the Board of Directors, at its meeting of March 17, 2010, decided to keep Mr. Verwaayen’s fixed remuneration for fiscal year 2010 at €1.2 million, the same amount as when he took office.

In addition, on March 17, 2010, the Board of Directors decided to apply the same Group performance criteria used for all Group executive officers and most of its executives to determine Mr. Verwaayen’s variable remuneration for fiscal year 2010. This sole performance criteria is based on the progression of the Group’s Operating Income. The Board also upheld the other components of compensation previously set up during the September 17, 2008 meeting, when our CEO took office.

TABLE SUMMARIZING COMPENSATION, STOCK OPTIONS AND PERFORMANCE SHARES GRANTED TO THE CHIEF EXECUTIVE OFFICER

Ben Verwaayen Chief Executive Officer
(amounts in euros)	Fiscal year 2008	Fiscal year 2009
Compensation with respect to the fiscal year	385,491 (1)	1,325,892
Valuation of options granted (may be exercised after a four-year period) (2) (3)	532,500	570,000
Valuation of Performance shares (available after a four-year period) (2) (4)	407,500	-
TOTAL	1,325,491	1,895,892

(1)

This amount includes the fixed compensation for fiscal year 2008, €350,000, which is calculated on a pro-rata basis from September 15, 2008, the date on which the CEO took office.

(2)

This amount corresponds to the value in the consolidated financial statements as of the date of the grant, and not to an actual payment received. It does not reflect the level of achievement (partial or total) of the performance criteria associated with the granting of stock options and Performance shares, assessed over 4 years and 2 years, respectively.

(3)

This value results from theoretical computations regarding stock options. Gains actually realized will depend on the share price on the dates on which the shares resulting from the exercise of stock options are sold, subject to achieving performance criteria applicable to 50% of the options granted in 2008 and 2009.

(4)

This value results from theoretical computations regarding Performance shares. Gains actually realized will depend on the share price on the dates on which the shares are sold, provided that the presence, performance and holding conditions are met for all shares granted.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 100

Back to Contents

The stock options and Performance shares granted to Mr. Ben Verwaayen and the related obligations are explained in Sections 7.6.1.3 “Performance shares grants to the Executive Directors“ and 7.6.2.4 “Stock options grants to the Executive Directors.“

TABLE SUMMARIZING COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

Ben Verwaayen Chief Executive Officer	Fiscal year 2008		Fiscal year 2009
(amounts in euros)	Due	Paid	Due	Paid
Fixed compensation	-	350,000 (1)	-	1,200,000
Variable compensation	525,000 (2)	0	0	0
Exceptional compensation	-	-	-	-
Directors’ fees	-	-	-	-
Benefits in kind (3)	-	35,491	-	125,892
TOTAL	525,000	385,491	0	1,325,892

(1)

The compensation for fiscal year 2008, €350,000, was calculated on a pro-rata basis from September 15, 2008, the date on which the CEO took office.

(2)

Mr. Ben Verwaayen decided to forego the €525,000 awarded by the Board of Directors in view of the very low variable remuneration paid to employees for 2008 as a result of the Group’s performance that year and the freeze in compensation in 2009. For fiscal year 2008 Mr. Ben Verwaayen was entitled to receive, in accordance with the commitment made to him by the Board of Directors, compensation equal to 150% of his fixed compensation on a pro-rata basis, instead of his variable compensation.

(3)

This amount includes an impatriation allowance and the use of a company car and driver.

The compensation summarized includes, as applicable, the aggregate compensation paid by Alcatel Lucent and its subsidiaries during fiscal years 2008 and 2009.

Benefits after termination of functions

No commitments upon termination of the CEO’s functions

The CEO is not entitled to any severance payment, even upon forced termination resulting from a change in control or strategy. Moreover, no employment contract existed between him and our company or one of its subsidiaries prior to his appointment as CEO.

Pension plan

Certain commitments relating to retirement were made to Mr. Ben Verwaayen by Alcatel-Lucent when he was appointed CEO.

As an Executive Director of Alcatel-Lucent, Mr. Ben Verwaayen benefits from the same private pension plan (AUXAD plan) applicable to a group of beneficiaries that includes mainly French executive officers in the Group. He may exercise his rights to retirement starting from the age of 60, subject to the benefits of his pension rights under the general Social security system and all other French private pension plans. AUXAD, a private pension plan established in 1976, has approximately 400 beneficiaries, including approximately 60 executive officers who are currently employed by Alcatel-Lucent and by French subsidiaries more than 50%-owned by Alcatel-Lucent and which have joined the plan.

This defined benefit pension plan supplements the retirement benefits received by each beneficiary under France’s AGIRC (General Association of Pensions Institutions for Managerial Staff) for the portion of income that exceeds eight times the annual social security pension limit, beyond which there is no legal or contractual pension scheme. The system and the method of calculation of the AUXAD plan are similar to those of the AGIRC plan. AUXAD does not require the beneficiary to be present at the company at the time of retirement. The Group is party to an insurance contract funded by Alcatel-Lucent upon retirement of each beneficiary within the limit of the pension obligations.

In addition, when Mr. Ben Verwaayen took office, we made the commitment that he will benefit from a supplemental pension equal to 40% of the average of the two most highly-remunerated years in the last five years of his career at Alcatel-Lucent in the event that, upon exercising his rights from the age of 60, he does not benefit from a pension at that level, taking into account the total rights acquired throughout his career, including by virtue of AUXAD.

In contrast with the other executives of our company, Mr. Ben Verwaayen’s rights under AUXAD are capped and cease to accrue as soon as the total amount of rights acquired throughout his career (including under AUXAD) reaches the 40% guaranteed pension, which represents the maximum rate applicable to him, taking into account the pension rights acquired elsewhere.

Like other executives coming from abroad, whose retirement is mostly dependent on company pension plans, Mr. Verwaayen has not contributed throughout his career to the French mandatory plans (CNAV, AGIRC-ARRCO). Mr. Verwaayen benefits also from a pension arrangement pursuant to his employment contract with Lucent Technologies Inc. from 1997 to 2002. Pensions provided by the BT Group and the KPN Group and by the Dutch Social Security system are offset against the Lucent pension arrangement, which in turn is taken into account for the calculation of the 40% guaranteed pension, mentioned above.

These “Pension“ commitments are based on performance criteria to be assessed throughout the CEO’s term of office.

Pension commitments approved at the Shareholders Meeting

The specific provisions relating to pension commitments, to the extent that these benefits may be due upon termination or a change in duties of the CEO, are subject to the regulated agreements procedure provided for in Article L.225-42-1 of the French Commercial Code. These provisions also require performance conditions when the pension plan does not comply with the characteristics of the plans mentioned in Article L.137-11 of the Social Security Code and the last paragraph of Article L.225-42-1 of the French Commercial Code.

Our Board of Directors has approved the specific provisions governing the private pension scheme described above. The pension commitments made to Mr. Ben Verwaayen do not require that he be at Alcatel-Lucent at the time he retires, as provided in Article L.137-11 of the Social Security Code. As a result, our Board of Directors, acting on a proposal of the Compensation Committee, has set out the following performance conditions to be evaluated throughout his term of office:

•

three quantitative criteria which count for 75% of the performance evaluation, corresponding to the level of revenue and operating income compared with a representative sample of companies in the sector, and share price in comparison with previous fiscal years;

•

qualitative criteria which count for 25% of the evaluation, corresponding to the strategic repositioning of our company, changes to our business portfolio, and the evolution of the customer satisfaction index.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 101

Back to Contents

These commitments received preliminary approval from the Board of Directors on October 29, 2008, and were the subject of a report of the Statutory Auditors before being approved by the shareholders at the meeting of May 29, 2009. The commitments will be submitted to the shareholders for approval at the Shareholders’ Meeting called for June 1, 2010 as a result of the proposal to renew Mr. Verwaayen’s appointment as director and Chief Executive Officer of our company.

TABLE SUMMARIZING THE SITUATION OF THE CHAIRMAN OF THE BOARD AND THE CHIEF EXECUTIVE OFFICER

	Employment contract	Supplemental pension schemes	Termination payments or benefits payable or likely to become payable resulting from the termination or change of position	Compensation paid pursuant to a non-competition clause
Mr. Philippe Camus Chairman of the Board of Directors Appointed on October 1, 2008 Up for renewal at the 2010 Shareholders’ Meeting	Not applicable	Not applicable	Not applicable	Not applicable
Mr. Ben Verwaayen Chief Executive Officer Appointed on September 15, 2008 Up for renewal at the 2010 Shareholders’ Meeting	Not applicable	Yes Please refer to paragraph “Benefits after termination of functions“ above, for more details	Not applicable	Not applicable

Apart from the contractual commitments described above, we have no other commitments with respect to the Executive Directors concerning remuneration, allowances or benefits due, or likely to be due, by reason of the termination or change of duties or following such termination or change of duties.

7.5.4  Amount reserved for pensions and other benefits

The aggregate amount of the benefit obligation related to pension or similar benefits for our Directors and the members of our Management Committee amounted to €14 million at December 31, 2009 (compared to €11.2 million in 2008). Of this amount, €2.6 million relates to the Directors including Mr. Ben Verwaayen (compared to €1.1 million in 2008), and €11.4 million relates to the members of the Management Committee (compared to €10.1 million in 2008).

The amount of the reserve corresponding to the commitments undertaken for the benefit of the members of the Board of Directors and of the Management Committee of our company amounted to €5.6 million as of December 31, 2009 (compared to €2.6 million in 2008).

As of December 31, 2009, there are no longer any commitments to previous Executive Directors.

7.5.5  Remuneration of directors and observers

The €700,000 allowance for directors’ fees approved at the Shareholders’ Meeting on June 1, 2007 is still in force. Directors’ fees are divided into two equal parts. A fixed portion of €350,000 is distributed based on following principles as decided by the Board of Directors on February 3, 2009:

•

the Chairman of the Audit and Finance Committee receives an annual amount of €25,000;

•

each of the other members of the Audit and Finance Committee receives an annual amount of €15,000;

•

the Chairman of each of the other three committees receives an annual amount of €15,000;

•

each of the other members of the other three committees who are members of the Board of Directors receives an annual amount of €10,000; and

•

the remaining amount is distributed equally among all the Directors.

The second portion of €350,000 is a variable amount allocated among the Directors according to their attendance.

Directors’ fees are paid half-yearly.

The total fees for the two observers remain unchanged at €100,000.

The total rate of attendance reflects only attendance by official Board and Committee members. It does not include attendance by non-members.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 102

Back to Contents

TABLE SHOWING DIRECTORS’ FEES AND OTHER COMPENSATION RECEIVED BY DIRECTORS AND OBSERVERS

Amounts in euros	2008	2009
	Total gross amount	Total gross amount	Amount received as Chairman of a Committee	Amount received as member of a Committee
Directors
Mr. Bernard	53,660	104,433	15,000	15,000
Mr. Blount	56,197	99,433	-	25,000
Mr. Eizenstat	3,833	83,892	-	20,000
Mr. Hughes	3,833	69,487	15,000	-
Lady Jay	58,733	79,417	-	20,000
Mr. Monty	3,833	86,655	25,000	-
Mr. Piou	5,101	87,266	-	20,000
Mr. Spinetta	48,588	89,417	15,000	15,000
Other directors (1)	466,222	-	-	-
TOTAL	700,000	700,000
Observers
Mr. Desbois	49,375	50,000
Mr. Hauptmann	24,658	50,000
Other observer (2)	25,967	-
TOTAL	100,000	100,000

(1)

Other Directors whose term of office ended during fiscal year 2008: Mr Cornu, Mrs Deily, Mr Denham, Mr Hagenlocker, Mr Halbron, Mr Krapek, Mr Lebègue, Mr Schacht, Mr Tchuruk.

(2)

Other observer whose term of office ended during fiscal year 2008: Mr de Loppinot.

The Chairman of the Board and the Chief Executive Officer, as well as any directors holding office within the Company’s management structure, do not receive any directors’ fees.

Directors who take part in meetings of Committees of which they are not members are not compensated for such attendance.

The compensation specified in the table above is the only compensation paid to the directors by Alcatel-Lucent and its subsidiaries during fiscal years 2008 and 2009, except for the compensation paid to the Executive Directors described above.

In addition, the directors also benefit from coverage under the Group’s “Directors’ and Officers’“ civil liability insurance in place for all the executive officers and directors of the Group.

Except for the commitments described above, we have no commitments towards the directors that constitute remuneration, allowances or benefits due or likely to be due on account of termination or change of duties, subsequent to termination or change of duties.

Except for the stock options and Performance shares granted to the Executive Directors (see below Section 7.6.1.3 “ Performance share grants to the Executive Directors» and 7.6.2.4 “Stock option grants to the Executive Directors“), no Director holds any options, Performance shares or other securities available for exercise.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 103

Back to Contents

7.5.6  Compensation of Senior Management

The total amount of compensation and benefits paid in 2009 to senior management, excluding extraordinary items, amounted to €11.4 million, including fixed compensation of €7.9 million. The senior management encompasses the members of the Management Committee during fiscal year 2009. There were in total 14 members between January 1 and December 31, 2009, as shown in Section 7.2 “Management.“

Except for the CEO, whose variable compensation is solely based on quantitative criteria, the variable compensation of senior management is based on the performance criteria reviewed by the Compensation Committee and applicable to all Group executive officers and most other executives, and on their personal performance.

The variable portion due for fiscal year 2009 is linked to Revenues, Operating Income, and Operational Cash flow minus Restructuring Cash Outlays and Capital Expenditures. Each of the criteria count respectively for 33%, 33% and 34% in the calculation of the variable compensation.

COMPENSATION PAID TO SENIOR MANAGEMENT

(amounts in million euros)	Fiscal year 2008 8 members (1)	Fiscal year 2009 14 members (2)
Fixed compensation (3)	5.3	7.9
Variable compensation (4)	3.8	3.5
TOTAL	9.1	11.4
Exceptional compensation (5)	8.1	3.0

(1)

Out of the 12 members of the Management Committee between January 1, 2008, and December 31, 2008, 4 were part of the Committee during the whole year, while the presence of the remaining 8 was calculated pro rata to the period for which they were part of the Committee, giving an average of 8 Management Committee members for the year.

(2)

The 14 members of Senior Management were part of the Committee throughout the entire fiscal year 2009.

(3)

The fixed portion of the compensation paid to Senior Management in 2009 also includes benefits in kind and, where relevant, impatriation and expatriation payments as well as housing allowances for expatriates.

(4)

The variable portion paid in 2009 for fiscal year 2008, to which retention payments were added, was based on two criteria, Consolidated Revenue and Operating Income. The criteria counted respectively for 40% and 60% in the determination of the variable compensation.

(5)

Extraordinary items includes any severance pay resulting from contractual commitments.

In addition, directors’ fees received by senior managers for their participation in meetings of the Board of Directors of companies within the Group are deducted from the salaries paid.

7.5.7  Profit-sharing agreements and Collective Pension Savings Plan (PERCO)

The Group’s companies have set up profit-sharing agreements and employee savings plans based on the recommendations of senior management.

When authorized by local legislation, foreign subsidiaries have introduced profit-sharing plans for their employees in compliance with the relevant local laws.

On February 23, 2009, Alcatel-Lucent and the Group’s trade unions signed a collective agreement concerning the creation of a Collective Pension Savings Plan (PERCO).

PERCO may be used by Alcatel-Lucent employees in France to top up their future pensions or to carry out other plans such as purchasing their main residence. The initiative allows them to make payments into a long-term savings plan and to receive matching contributions from Alcatel-Lucent. PERCO is an addition to the Company’s existing employee savings plans (short-term savings plans).

Until now, only payments made into Alcatel-Lucent’s Employee Shareholder Fund (Fonds Actionnariat Alcatel-Lucent) could be matched by employer contributions (if the holding period is at least 5 years). To encourage the employees to contribute to the pension savings plan, the signatories of the PERCO agreement favored setting up a joint matching contribution allowance for the PERCO and the Alcatel-Lucent Employee Shareholder Fund for all of the Group’s French companies. Alcatel-Lucent will top up any profit-sharing or voluntary payments made into the plan.

Each year, for €3,000 invested by an employee in PERCO and/or the Alcatel-Lucent Employee Shareholder Fund there will be a maximum employer gross contribution of €2,000. The employer contribution is calculated as follows:

•

100% of the employee’s payments up to €1,000 of accumulated payments;

•

70% of the employee’s payments, when the accumulated payments are between €1,001 and €2,000;

•

30% of the employee’s payments when the accumulated payments are between €2,001 and €3,000.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 104

Back to Contents

7.6    INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

Our stock option and Performance share plans were introduced to give senior management and employees who play a direct or indirect role in generating our profits a share in any increase in our Group’s profitability. These instruments represent for the beneficiaries a long-term interest in the Group’s results.

The Board of Directors determines the number of options or Performance shares to be granted and the conditions applicable to the plans based on a review of the equity compensation policies implemented by companies in the same business sector, the practices in each country and the level of responsibility of the beneficiaries. Alcatel-Lucent’s policy is to remain competitive worldwide with our competitors’ practices.

The Board of Directors determines the grants at the same period each year to limit any windfall effects, and no discounts are applied to stock options. The company has favored such grants over capital increases reserved for the employees, a mechanism that has not been implemented since 2001.

With respect to the renewal of authorizations for the grant of Performance shares and stock options at the next Shareholders Meeting taking place in June 2010, the grants to Executive Directors occurring after this date will be subject to the grant of stock options or Performance shares or the implementation of an additional agreement profit-sharing or derogation profit-sharing agreement, for the benefit of employees and of at least 90% of employees of the direct French subsidiaries.

The term Performance shares, as used in this section, includes free grants of shares to employees and to Executive Directors, which are all subject to financial performance conditions.

7.6.1  Performance shares

7.6.1.1   GRANT POLICY

In 2009, the Board of Directors decided to extend its long-term incentive policy for senior executives and employees to the grant of Performance shares, by granting both Performance shares and stock options to eligible beneficiaries.

At the meeting of shareholders held on May 30, 2008, the Board of Directors was authorized to grant up to 1% of the company’s capital in Performance shares for a 38-month period. As of March 17, 2010, actual grants pursuant to the authorization represented 0.63% of the company’s capital, as described in Section 8.4 “Use of authorizations“.

A conditional system for all the beneficiaries

At the time of the grant, the Board of Directors must set the vesting criteria for the Performance shares, including the presence conditions applicable to the beneficiary and the Group performance targets applicable throughout the vesting period of two or four years. Our company has made a commitment to shareholders to set performance targets for all grants of Performance shares to the Group’s executive officers and employees.

Pursuant to the authorization granted by the shareholders at the meeting of May 30, 2008, the Group’s performance must be evaluated based on the same criteria as those used for the Global Variable Compensation Plan (AIP), applicable to approximately 43,000 employees in the Group. For the Performance shares plan of March 2010, the Board of Directors decided to apply the sole performance criteria determined for the AIP 2010 which is based on the progression of the Group's Operating Income.

The recipients acquire the Performance shares at the end of a minimum vesting period of:

•

two years of presence for recipients who are employees and/or executive officers in the Group’s companies having their registered office in France. This vesting period is followed by a holding period of an additional two years starting at the end of the vesting period;

•

four years of presence for recipients who are employees and/or executive officers of the Group’s companies having their registered office outside France. No further holding period applies to these recipients.

At the end of the vesting period, the number of Performance shares that vests depends both on the presence of the employee or Executive Director in the company and on the average level of attainment of the Group’s annual performance targets for the two-year period (if the company has a registered office in France) or four-year period (if the company has a registered office outside of France). For the latter, the satisfaction of this performance condition will be assessed at the end of each year during the four successive reporting periods.

7.6.1.2   PERFORMANCE SHARE GRANTS TO EMPLOYEES

2009 annual plan

At a meeting on March 18, 2009, our Board of Directors decided to grant a maximum of 6,982,956 Performance shares to 11,076 employees and executive officers of the Group, provided that the presence, performance and, where relevant, holding conditions described under “Grant policy“ above are met.

This grant includes 866,658 Performance shares to the members of our Management Committee excluding our CEO, representing 12.4% of the annual grant, and a maximum of 200,000 Performance shares carrying specific conditions and obligations described in Section 7.6.1.3 below, to the Chairman of the Board of Directors.

Except for the Performance shares granted to the Chairman of the Board, the Performance shares are subject to the following conditions:

•

Performance conditions: Three financial criteria were set for fiscal year 2009: growth in Revenues, Operating Income and Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures, each of these criteria counting for 33%, 33% and 34%, respectively, in the calculation of this condition. Satisfaction of the conditions will be assessed at the end of fiscal years 2009 and 2010 for all employees and executive officers of the Group’s companies that have their registered office in France. For other beneficiaries, satisfaction of the conditions will be assessed at the end of each year during the four fiscal years from 2009 to 2012.

•

Presence condition: Vesting of Performance shares to all beneficiaries will become final at the earliest on March 18, 2011, and will occur the first working day following acknowledgement by the Board of Directors, at the end of the vesting period, that the presence and performance conditions have been met.

•

Availability: Subject to the presence and performance conditions above, Performance shares will be available at the earliest on March 18, 2013. The beneficiaries who acquire the Performance shares in 2011 are subject to a two-year holding period.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 105

Back to Contents

Performance share grants for fiscal year 2009 are shown below by type of beneficiary:

2010 Annual plan

At a meeting on March 17, 2010, our Board of Directors decided to grant a maximum of 7,314,502 Performance shares to 10,953 employees and executive officers of the Group, provided that the presence, performance and holding conditions described under “Grant policy“ above are met.

This grant includes 806,663 Performance shares to the members of our Management Committee excluding our CEO, - representing 11% of the annual grant, and a maximum of 200,000 Performance shares carrying specific conditions and obligations described below in Section 7.6.1.3, to the Chairman of the Board of Directors. Except for the Performance shares granted to the Chairman of the Board, the Performance shares are subject to the following conditions:

•

Performance conditions: The financial criteria applicable to 2010 grants is based on the progression of the Group's Operating Income. Satisfaction of the condition will be assessed at the end of fiscal years 2010 and 2011 for all employees and executive officers in the Group’s companies that have their registered office in France. For other beneficiaries, performance will be assessed at the end of each year during the four fiscal years from 2010 to 2013.

•

Presence condition: Vesting of Performance shares to all beneficiaries will become final at the earliest on March 17, 2012 and will occur the first working day following acknowledgement by the Board of Directors, at the end of the vesting period, that the presence and performance conditions have been met.

•

Availability: Subject to the presence and performance conditions above, Performance shares will be available at the earliest on March 17, 2014. The beneficiaries who acquire Performance shares in 2012 are subject to a two-year holding period.

Performance share grants for fiscal year 2010 are shown below by type of beneficiary:

7.6.1.3   PERFORMANCE SHARE GRANTS TO THE EXECUTIVE DIRECTORS

2009 grants to Mr. Camus

At a meeting on March 18, 2009, the Board of Directors decided to grant Mr. Camus a maximum of 200,000 Performance shares, subject to the satisfaction of presence and holding conditions, and of performance conditions based on quantitative and qualitative criteria set at the time of the grant, and to other obligations.

•

Mixed performance conditions: The quantitative criteria are the three financial targets set for fiscal year 2009 for the employee performance share plan, as described above (but counting each for 10% in the evaluation of the performance). Satisfaction of these conditions will be assessed at the end of fiscal years 2009 and 2010. The qualitative criteria is a performance condition tied to the function of Chairman of the Board, based on specific targets defined by our Board of Directors (counting for 70% of the evaluation of the performance), the satisfaction of which will be assessed at the end of the vesting period which is March 18, 2011), and comprising:

-

the implemention of adequate measures regarding the composition of the Board of Directors at the expiration of the term of office of the majority of the Board members in 2010,

-

the implemention of corporate governance best practices, and

-

leading the Board of Directors in its mission to define the strategic direction of the Group.

•

Presence condition: Mr. Camus must still be an Executive Director at the end of the two-year vesting period on March 18, 2011. This condition will be deemed to be satisfied if the Chairman of the Board of Directors is removed from office for reasons other than misconduct and in the event that he resigns from his position of Chairman of the Board of Directors for non-personal reasons or due to a change in the control of the company.

These specific provisions, which enable the Chairman of the Board of Directors to acquire Performance shares in the event of termination of his duties as Chairman of the Board, constitute undertakings which are subject to the regulated agreements procedure provided in Article L.225-42-1 of the French Commercial code. These undertakings, which are deemed to be “Other benefit“, received prior authorization from the Board of Directors at their meeting on September 17, 2008 and were the subject of a Statutory Auditors’ report. They were subsequently approved at the meeting of shareholders on May 29, 2009.

•

Holding period - availability: Subject to the presence and performance conditions above, the Performance shares will be available on March 18, 2013 at the earliest, after the two-year vesting period and a further two-year holding period.

•

Obligation to keep vested shares: Until such time as he ceases his functions as Chairman of the Board of Directors, Mr. Camus must keep a number of Performance shares received through grants equal in value to 100% of his annual compensation. The share price to be used to determine the number of shares is the closing price on the trading day preceding the date of vesting of the Performance shares.

•

Purchase obligation: Mr. Camus is subject to an obligation to purchase two Alcatel-Lucent shares for every five Performance shares actually acquired by the end of the vesting period, amounting to 80,000 shares if 100% of the performance criteria are met over a two-year period. This obligation must be fulfilled no later than at the end of the holding period. However, Mr. Camus is exempt from this obligation as long as he owns Alcatel-Lucent shares of a value equal to or above 40% of his annual compensation net of tax.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 106

Back to Contents

2010 grants to Mr. Camus

At the meeting of March 17, 2010, the Board of Directors decided to grant Mr. Camus a maximum of 200,000 Performance shares, subject to the satisfaction of presence and holding condtions and of performance conditions based on quantitative and qualitative criteria set at the time of the grant, and to other obligations.

•

Mixed performance conditions: The quantitative criteria applicable to the 2010 grants is based on the progression of the Group's Operating Income. Satisfaction of the condition will be assessed at the end of fiscal years 2010 and 2011. The qualitative criteria is a performance condition tied to the function of Chairman of the Board, based on specific targets defined by our Board of Directors, the satisfaction of which will be assessed at the end of the vesting period, and comprising:

•

Implementing the recommendations arising from the review of the organization and operation of the Board of Directors conducted by the Board pursuant to Article 9 of the AFEP-MEDEF Code with the assistance of Heidrick & Struggles ;

•

Integration of new appointees to the Board of Directors ;

•

Leading the Board of Directors in its mission of defining the strategic direction of the Group.

The percentage for which each criteria counts in the calculation of the performance remains unchanged.

•

Presence condition: Mr. Camus must still be an Executive Director at the end of the two-year vesting period on March 17, 2012. This condition will be deemed to be satisfied if the Chairman of the Board of Directors is removed from office for reasons other than misconduct and in the event that he resigns from his position of Chairman of the Board of Directors for non-personal reasons or due to a change in the control of the company.

As provided in Article L.225-42-1 of the French Commercial code concerning regulated agreements, these undertakings to maintain vesting rights will be submitted for approval at the meeting called for June 1, 2010, as a result of the proposal to renew Mr. Camus’ appointment as director and Chairman of the Board of Directors of our company.

•

Holding period - availability: The same as in the 2009 Annual plan. The earliest date of availability is March 17, 2014.

•

Obligation to keep vested shares: The same as in the 2009 Annual plan.

•

Purchase obligation: The same as in the 2009 Annual plan.

In compliance with the AFEP-MEDEF Code, Mr. Philippe Camus has agreed not to use hedging instruments concerning the Performance shares he receives.

The distribution of Performance shares between employees and Executive Directors for 2009 and 2010 reflects the implementation of a balanced distribution policy that is not concentrated on any type of beneficiary in particular:

Plan date	Grants to Group employees	Grants to the Chairman of the Board of Directors
		Number	% Plan	% Capital*
March 18, 2009	7 million	200,000	2.9%	0.01%
March 17, 2010	7,3 million	200,000	2.7%	0.01%
* On the basis of a share capital of 2,318,060,818 shares on December 31, 2009.

Performance shares granted to the Chairman of the Board of Directors

Mr. Philippe Camus	Maximum number of shares	Vesting date (1)	Availability date	Performance conditions	Unit valuation (2)
Grants
Plan 09/17/2008 (3)	100,000	10/01/2010	10/01/2012	Mixed performance conditions: 2 Group financial criteria and 1 performance criteria linked to the position of Chairman of the Board over a two-year vesting period	€3.05
Plan 03/18/2009 (4)	200,000	03/18/2011	03/18/2013	Mixed performance conditions: 3 Group financial criteria and 1 performance criteria linked to the position of Chairman of the Board over a two-year vesting period	€1.19
Plan 03/17/2010 (5)	200,000	03/17/2012	03/17/2014	Mixed performance conditions: 1 Group financial criteria and 1 performance criteria linked to the position of Chairman of the Board over a two-year vesting period	€2.40
Shares available in 2009	None

(1)

This is the earliest date at which Performance shares can become fully vested, with full ownership to be acquired on the first working day following acknowledgement by the Board of Directors, at the end of the vesting period, that the presence, performance and holding conditions have been met.

(2)

The unit value (rounded to the nearest tenth of a Euro) corresponds to the value in the consolidated financial statements on the date of the grant. This value results from theoretical computations. Actual gains realized will depend on the share price on the date of sale of the Performance shares. On March 17, 2010, on the basis of a share price of €2.48, the value of each Performance share was €2.40

(3)

Performance review for the first reference period “4th quarter 2008“. In line with the rules of the plan and after consulting with the Compensation Committee, our Board of Directors, at a meeting on February 3, 2009, reported on whether the two Group financial criteria for the 4th quarter of fiscal year 2008 had been attained. The two quantitative criteria (Revenue and Operating Income), each counting for 10% in the performance evaluation were satisfied at 0% and 71% respectively. Performance review for the second reference period “Fiscal year 2009“. In line with the rules of the plan and after consulting with the Compensation Committee, our Board of Directors, at a meeting on February 9, 2010, reported on whether the two Group financial criteria for fiscal year 2009 had been attained. The two quantitative criteria (Revenue and Operating Income), each counting for 10% in the performance evaluation, were not satisfied. The vesting period ends in September 2010. Performance for the third reference period, as well as the performance concerning the position of Chairman of the Board (which counts for 80% in the performance assessment), will be evaluated at that time.

(4)

Performance review for the first reference period “Fiscal year 2009“. In line with the rules of the plan and after consulting with the Compensation Committee, our Board of Directors, at a meeting on February 9, 2010, reported on whether the three Group financial criteria for fiscal year 2009 had been attained. The three quantitative criteria (Revenue, Operating Income and Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures), each counting for 10% in the performance evaluation concerning the position of were not satisfied.

The vesting period ends in March 2011. The performance for the second reference period, as well as the performance concerning the position of Chairman of the Board (which counts for 70% in the performance assessment), will be evaluated at that time. (See above in this section 7.6.1.3 “Performance share grants to the Executive Directors“)

(5)

The first performance review for the first reference period will take place in March 2011.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 107

Back to Contents

Performance shares granted to the CEO

Mr. Verwaayen did not receive any Performance shares for fiscal years 2009 and 2010.

Mr. Ben Verwaayen	Maximum number of shares	Vesting date (1)	Availability date (1)	Performance conditions	Unit valuation (2)
Grant
Plan 10/29/2008 (3)	250,000	01/01/2011	01/01/2013	Mixed performance conditions: 2 Group financial criteria over a two-year vesting period and 1 performance criteria linked to the “ position of Chief Executive Officer “	€1.63
Plan 03/18/2009	Not applicable
Plan 03/17/2010	Not applicable
Shares available in 2009	None

(1)

This is the earliest date on which Performance shares can be fully vested, with full ownership to be acquired on the first working day following acknowledgement by the Board of Directors, at the end of the vesting period, that the presence, performance and holding conditions have been met.

(2)

The unit value (rounded to the nearest tenth of a Euro) corresponds to the value in the consolidated financial statements. This value results from theoretical computations. Actual gains realized will depend on the share price on the date of sale of the Performance shares.

(3)

Performance review for the first reference period “Fiscal year 2009“. In line with the rules of the plan and after consulting with the Compensation Committee, our Board of Directors, at a meeting on February 9, 2010, reported on whether the two Group financial criteria for fiscal year 2009 had been attained. The two quantitative criteria (Revenue and Operating Income), each counting for 20% in the performance evaluation were not satisfied.

The vesting period ends in January 2011. Performance for the second reference period will be assessed then, along with the satisfaction of performance targets that apply specifically to the function of CEO and which count for 60% in the performance assessment. The latter will be assessed over a reference period running from January 1, 2009 to December 31, 2010, at various phases defined by the Board of Directors: definition of the Group’s strategy and design and implementation of the structural model to support the proposed strategy.

7.6.1.4   HISTORY OF PERFORMANCE SHARE GRANTS

Information on Performance share plans at December 31, 2009

Date of Board of Directors Meetings	Number of Performance shares not yet vested (1)			Total number of beneficiaries	Vesting date	Availability date	Performance conditions
	Total number of shares	Shares granted to Executive Directors	Shares granted to Management Committee
09/17/2008 (2)	100,000	100,000 (Chairman of the Board of Directors)	-	1	10/01/2010	10/01/2012	Mixed performance conditions: 2 Group financial criteria and 1 performance criteria linked to the position of Chairman of the Board over a two-year vesting period
10/29/2008 (2)	250,000	250,000 (Chief Executive Officer)	-	1	01/01/2011	01/01/2013	Mixed performance conditions: 2 Group financial criteria and 1 performance criteria linked to the position of Chief Executive Officer over a two-year vesting period
03/18/2009 (2)	200,000	200,000 (Chairman of the Board of Directors)	-	1	03/18/2011	03/18/2013	Mixed performance conditions: 3 Group financial criteria and 1 performance criteria linked to the position of Chairman of the Board over a two-year vesting period
03/18/2009 (3)	6,782,956	-	866,658	11,075	03/18/2011 or 03/18/2013	03/18/2013	Performance conditions: 3 Group financial criteria over a two or four-year vesting period
TOTAL	7,332,956	550,000	866,658	-	-	-	-

(1)

Not fully vested at December 31, 2009: the two-year vesting period runs from the date of grant.

(2)

Performance reviews: see Section 7.6.1.3 “Performance share grants to the Executive Directors“ above.

(3)

Performance review for the first reference period “Fiscal year 2009“. In line with the rules of the plan and after consulting with the Compensation Committee, our Board of Directors, at a meeting on February 9, 2010, reported on whether the three Gourp financial criteria for fiscal year 2009 had been attained. The three financial criteria (Revenue, Operating Income and Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures) were not satisfied. The vesting period ends on March 2011. The performance for the second reference period will be assessed at that time.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 108

Back to Contents

7.6.2  Stock options

7.6.2.1   GRANT POLICY

The number of employees receiving stock options grew considerably following the business combination between Alcatel and Lucent, going from 8,001 beneficiaries in 2006 to 14,415 beneficiaries in 2008, then to 11,112 in 2009. A significant portion of the stock options was granted to employees of our U.S. subsidiaries, in accordance with compensation policies prevailing in the United States.

At the meeting of shareholders on May 30, 2008, the Board of Directors was authorized to grant stock options for up to 4% of our capital for a period of 38 months. As of March 17, 2010, stock options actually issued amounted to 3.21% of our capital, as described in Section 8.4 “Use of authorizations“.

7.6.2.2   MAIN FEATURES OF THE ANNUAL PLAN

Terms of the Plan

The terms regarding the granting of stock options established in 2000 and 2001 remain unchanged, including with respect to duration, vesting and exercise price determination. The plans have a duration of eight years with a vesting period spread over four years.

The exercise price for the options does not include any discount or reduction on the average opening share price for Alcatel-Lucent shares on the Euronext Paris market for the 20 trading days preceding the Board of Directors meeting at which the options are granted, but the exercise price cannot be lower than the €2 par value of the shares.

Pursuant to the terms of our annual stock option plans, one quarter of the options granted to beneficiaries (other than the members of the Management Committee) vest on the first anniversary of the grant date, and 1/48 of the options granted vest at the end of each subsequent month.

Options may be exercised once vested (subject to the existence of holding periods that may be imposed by local laws). Beneficiaries who are employees of a subsidiary with its registered office in France may not exercise their options before the end of the holding period set by Article 163 bis C of the French tax code, which is currently four years from the date of grant. All vested options must be exercised before the eighth anniversary of the date of the grant.

Also, to ensure the stability of the Group’s business and the employees who are essential to its development, our Board of Directors is authorized, in the event of a takeover bid for Alcatel-Lucent, a tender offer for our shares or a procedure to delist our shares, to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the Board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period.

Condition applicable to senior management

Options granted to members of our Management Committee are subject to the same conditions as those applicable to the annual stock option plans and, in addition, are subject to performance targets. In accordance with the commitment made by our Board of Directors at the Shareholders Meeting on May 30, 2008, the options granted to members of our Management Committee are subject to a performance condition linked to the performance of Alcatel-Lucent shares at least for a portion of the grant.

When the Board sets the terms of the Annual Plan, it also determines the percentage of the Management Committee’s options that are subject to the share-performance condition. For fiscal year 2009, this condition applied to 50% of the total stock options granted to members of our Management Committee.

Alcatel-Lucent’s share price is measured periodically against a representative sample of 14 solution and service providers in the telecommunications equipment sector. The sample was chosen by the Board of Directors to obtain Alcatel-Lucent’s ranking among other issuers. The number of solution and service providers comprising this representative sample may be revised as the companies included evolve (due to mergers, bankruptcies, etc). The reference share price is calculated on the basis of the opening price for Alcatel-Lucent shares on the Euronext Paris market for the 20 trading days preceding each period.

The number of stock options that will vest is determined annually in proportion to Alcatel-Lucent’s share price performance compared with our sample group. This annual determination occurs over a four-year period, starting from the grant date, and concerns 25% of the options per year. At the end of each of the four periods, the performance of Alcatel-Lucent shares and of the shares of the other issuers in the sample group is measured and Alcatel-Lucent and the other issuers are ranked in one of three categories. Depending on Alcatel-Lucent’s share price category for the given period, a coefficient of 0%, 50% or 100% is used to calculate the number of shares vested for that specific period.

At the end of the vesting period, the performance of Alcatel-Lucent’s and the other issuers’ shares in the sample group is measured for the period from the grant date to the end of the last period to obtain a new ranking. Depending on Alcatel-Lucent’s share-price ranking category over the four-year period, a new coefficient of either 0%, 50% or 100% is determined. If the share-performance ranking over the four years is better than the ranking at each year end, the overall ranking is used to calculate the total vesting rate for the beneficiary and the number of shares vesting in the last period is adjusted accordingly.

The Board of Directors determines whether or not the performance target has been met. Its decision is based on a yearly audit carried out by the Statutory Auditors, after consultation with the Compensation Committee.

7.6.2.3   STOCK OPTION GRANTS TO EMPLOYEES

2009 exceptional plan

Our Board of Directors authorized the grant of 400 stock options per employee at an exercise price of €2 to all employees except members of the Management Committee, subject to the approval of the relevant authorities of the jurisdiction where the beneficiaries are located. This exceptional plan of March 18, 2009, concerns 30,656,400 stock options and 76,641 Group employees.

•

No discount: The shares may be purchased by the beneficiaries at their par value of €2. This is 84% above the average opening price of the share on the stock market over the 20 trading days preceding the date of the Board meeting at which the stock options were granted.

•

Vesting conditions: These options will vest, subject to the presence conditions, in two successive installments of 50% per year over two years.

•

Availability: These options may be exercised at the end of a holding period, which varies depending on the country in which the employer of the beneficiaries has its registered office (for example, four years for beneficiaries who are employees of a company that has its registered office in France), and until March 17, 2017, that is, the expiration date of the eight-year plan.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 109

Back to Contents

2009 Annual plan

At a meeting on March 18, 2009, the Board of Directors authorized the grant of 21,731,110 stock options to 11,112 Group employees and executive officers, subject to the conditions of the annual stock option plan.

•

No discount: The shares may be purchased by the beneficiaries at their par value of €2. This is 84% above the average opening price of the share on the stock market over the 20 trading days preceding the date of the Board meeting at which the stock options were granted.

•

Vesting conditions: These options will vest over four years, subject to the presence conditions. A quarter of the options granted will vest on the first anniversary of the grant date and 1/48th of the options will vest at the end of each subsequent month.
•

Availability: These options may be exercised at the end of a holding period, which varies depending on the country in which the employer of the beneficiaries has its registered office (for example, four years for beneficiaries who are employees of a company that has its registered office in France), until March 17, 2017, that is, the expiration date of the eight-year plan.

The 2009 annual plan includes a total of 3,600,000 options granted to the members of the Management Committee. This represents 6.9% of the 52,387,510 options granted in March 2009. Except for the specific conditions and obligations applicable to the CEO described below, these options were granted at the same exercise price of €2 and comply with the terms of the annual stock option plan. In addition, they are subject to the share-price performance condition described above in Section 7.6.2.2 “Main features of the annual plan - Condition applicable to senior management“.

The grants of stock options for fiscal year 2009 by type of beneficiary is as follows:

During the course of 2009, our CEO, exercising the power delegated to him, granted 834,400 stock options to certain newly hired Group employees at an average exercise price of €2.37. The conditions are consistent with the provisions of the 2009 annual stock option plan. (See details in Section 7.6.2.5 “History of stock option grants“).

2010 Annual plan

At a meeting on March 17, 2010, our Board of Directors authorized the grant of a total of 18,734,266 stock options to 10,994 Group employees and executive officers, subject to the conditions outlined in the annual stock option plan.

•

No discount: The stock options may be purchased by the beneficiaries at an exercise price of €2.40, the average opening price of the share on the stock market over 20 trading days preceding the date of the Board meeting at which the stock options were granted.

•

Vesting conditions: The same as in the 2009 Annual plan.

•

Availability: The same as in the 2009 Annual plan. These options may be exercised at the end of a holding period, which varies depending on the country in which the employer of the beneficiaries has its registered office (four years for beneficiaries who are employees of a company that has its registered office in France), until March 16, 2018, that is, the expiration date of the eight-year plan.

The 2010 Annual plan includes a total of 2,980,000 options granted to the members of the Management Committee. This 15.9% of the 18.7 million options granted in March 2010. Except for the specific conditions and obligations applicable to the CEO described below, these options were granted at the same exercise price of € 2.40 and comply with the terms of the annual stock options plan. In addition, they are subject to the share-price performance condition described above in Section 7.6.2.2 “Main features of the annual plan - Condition applicable to senior management.“

The grants of stock options for fiscal year 2010 by type of beneficiary is as follows:

Summary of outstanding options

On December 31, 2009, 180.5 million stock options, representing 7.8% of the company’s capital, remained outstanding. Each stock option gives the right to purchase one Alcatel-Lucent share. Taking into account the stock option grants of March 17, 2010, the total number of outstanding options amounts to 199.2 million, representing 8.6% of our capital (not counting the shares issued pursuant to the exercise of these options).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 110

Back to Contents

Grant year	Exercise price	Expiration date	Number of outstanding options granted during the year (in millions)*	Proportion of options which have performance conditions
2002	From €3.2 to €17.2	2010	0.4.
2003	From €6.7 to €11.2	2011	11.6
2004	From €9.8 to €13.2	2012	11.3
2005	From €8.8 to €11.41	2013	12.7
2006	From €9.3 to €12	2014	13.8
2007	From €6.3 to €10	2015	33.3
2008	From €2 to €4.40	2016	46.2	2.11%
2009	From €2 to €2.90	2017	51.2	3.41%
2010	€2.40	2018	18.7	8%
TOTAL FOR PLANS			199.2
* This summary does not take into account options cancelled between January 1 and March 17, 2010.

Information on the largest grants or exercises for fiscal year 2009

In compliance with the provisions of Article L. 225-184 of the French Commercial code, the table below provides information for fiscal year 2009 relating to the employees (other than the Chairman and the CEO) who received the ten largest grants and were issued the ten largest numbers of shares upon exercise of options.

10 largest number of options	Number of stock options granted	Weighted average price	Plans	Specific provisions
10 largest stock option grants	5,122,500	€2	03/18/2009	Stock exchange performance conditions for members of the Management Committee
10 largest option exercises	27,471	€0.49	08/01/2003 04/15/2004 05/20/2004 06/10/2004	Stock option plans granted by foreign companies acquired by Alcatel-Lucent. See Section 7.6.2.5 “ History of Alcatel-Lucent stock options plans grants“

7.6.2.4   STOCK OPTION GRANTS TO THE EXECUTIVE DIRECTORS

2009 grants to Mr. Verwaayen

At a meeting on March 18, 2009, our Board of Directors granted Mr. Verwaayen 1 million stock options, in accordance with the commitment made when Mr. Verwaayen took office. The conditions of the grant are as follows:

•

No discount: The stock options may be purchased by Mr. Ben Verwaayen at their par value of €2. This is 84% above the average opening price of the share on the stock market over the 20 trading days preceding the date of the Board meeting at which the stock options were granted.

•

Vesting period: The options will vest over four years at a rate of one quarter of the options per year.

•

Presence condition: Mr. Ben Verwaayen will acquire full rights over the stock options as long as he is still an Executive Director at the end of the vesting period. This condition is deemed to have been satisfied if the CEO is removed from office for reasons other than misconduct and in the event that he resigns from his position as CEO for non-personal reasons or due to a change in the control of the company.

These specific provisions adopted by our company in favor of Mr. Ben Verwaayen, which allow him to retain his stock option rights after termination of his duties as CEO, constitute undertakings subject to the regulated agreements procedure provided in Article L.225-42-1 of the French Commercial code. These commitments, which are deemed to be “Other Benefits“, received prior authorization from the Board of Directors at their meeting on September 17, 2008 and were the subject of a Statutory Auditors’ report. They were subsequently approved at the meeting of shareholders on May 29, 2009.

•

Share performance condition: 50% of the stock options granted are subject to performance conditions linked to the performance of Alcatel-Lucent shares. The conditions are the same as those applicable to the Management Committee, as described above in Section 7.6.2.2 “Main features of the annual plan - Condition applicable to senior management“.

•

Availability: Subject to the presence and performance conditions above, the stock options become available after a holding period of four years starting from the time of the grant, with a plan duration of eight years.

•

Obligation to keep shares acquired: Mr. Ben Verwaayen must retain, until the end of his functions, Alcatel-Lucent shares equal in value to 100% of the capital gains resulting from the exercise of the options, net of tax and mandatory contributions and of the gains required to fund the exercise of the options. He is exempt from this obligation as long as he owns a number of Alcatel-Lucent shares equal in value to or above the total amount of his fixed and variable compensation, based on the satisfaction of 100% of the targets set for him by the Board, for the year preceding the exercise of the stock options.

2010 grants to Mr. Verwaayen

In accordance with the commitment made by the Board of Directors when Mr. Ben Verwaayen took office, in principle he is entitled to receive an annual grant of stock options of a value comparable to the 2009 grant, throughout the duration of his term of office as CEO. Consequently, at a meeting on March 17, 2010, the Board of Directors granted Mr. Ben Verwaayen 1 million performance-related stock options at an exercise price of €2.40. The conditions of the grant are as follows:

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 111

Back to Contents

•

No discount: The stock options may be purchased by Mr. Verwaayen at a price of €2.40, the average opening price of the share on the stock market over 20 trading days preceding the date of the Board meeting at which the stock options were granted.

•

Vesting period: The options will vest over four years at a rate of one fourth of the options per year.

•

Presence condition: The same as in the 2009 stock option plan, that is, Mr. Ben Verwaayen will acquire full rights over the stock options as long as he is still an Executive Director at the end of the vesting period. This condition is deemed to have been satisfied if the CEO is removed from his office for reasons other than misconduct and in the event that he resigns from his position as CEO for non-personal reasons or due to a change in the control of the company.

Pursuant to the provisions of Article L.225-42-1 of the French Commercial code, these commitments, which allow Mr. Verwaayen to retain his stock option rights, will be submitted to the shareholders for approval at the meeting called for June 1, 2010, as a result of the proposal to renew his appointment as director and CEO of our company.

•

Share performance condition: 50% of the stock options granted are subject to performance conditions linked to the performance of Alcatel-Lucent shares. The conditions are the same as those applicable to the Management Committee, as described above in Section 7.6.2.2 “Main features of the annual plan - Condition applicable to senior management“.

•

Availability: The same as in the 2009 grant, on March 17, 2014, at the earliest.

•

Obligation to keep shares acquired: The same as in the 2009 grant.

In compliance with the AFEP-MEDEF Code, Mr. Verwaayen has agreed not to use hedging instruments for the stock options he is granted.

The distribution of stock options between employees and Executive Directors reflects the implementation of a balanced distribution policy that is not concentrated on any type of beneficiary in particular:

Grant date	Grants to employees	Grants to the CEO
		Number	% Plan	% Capital(1)
March 18, 2009(2)	21.7 million	1 million	4.6%	0.04%
March 17, 2010	18.7 million	1 million	5.3%	0.04%

(1)

On the basis of a share capital of 2,318,060,818 shares on December 31, 2009.

(2)

On the basis of the total of options granted during fiscal year 2009 pursuant to the annual and the exceptional plans (52,4 million), the proportion granted to the CEO is 1.9%.

Stock options granted to the CEO

Mr. Ben Verwaayen	Number of stock options	Exercise price	Exercise period	Performance conditions (1)	Unit valuation (2)
Grants
Plan 09/17/2008 (3)	250,000	€3.90	09/17/2012 to 09/16/2016	Performance of Alcatel-Lucent shares applied to 50 % of the grant evaluated over a four-year period	€2.13
Plan 03/18/2009 (4)	1,000,000	€2.00	03/18/2013 to 03/17/2017	Performance of Alcatel-Lucent shares applied to 50 % of the grant evaluated over a four-year period	€0.57
Plan 03/17/2010 (5)	1,000,000	€2.40	03/17/2014 to 03/17/2018	Performance of Alcatel-Lucent shares applied to 50 % of the grant evaluated over a four-year period	€1.06
EXERCISED IN 2009			None

(1)

The description of performance conditions is provided in Section 7.6.2.2 “Main features of the annual plan - Condition applicable to senior management”.

(2)

The unit value (rounded to the nearest tenth of a Euro) corresponds to the value in the consolidated financial statements on the date of the grant. This value results from theoretical computations. Actual gains realized will depend on the share price on the date of sale of the shares resulting from the exercise of stock options. On March 17, 2010, on the basis of a share price of €2.48, the value of the stock options granted in September 2008 amounted to €0.68, the value of the stock options granted in March 2009 amounted to €1.17 and the value of the stock options granted in March 2010 amounted to €1.12.

(3)

Performance review for the first reference period “September 2008-September 2009“. In line with the rules of the plan and on the basis of the Auditors’ report presented to the Compensation Committee, our Board of Directors, at a meeting on October 28, 2009, reported that the performance condition had not been met for this initial period.
The vesting period ends in September 2012, after which the performance of Alcatel-Lucent shares will be assessed for the four-year period from the date of the grant up to the end of the last period in which a portion of the stock options vests, when a final review of the ranking will be carried out as described in Section 7.6.2.2 “Main features of the annual plan - Condition applicable to senior management.“

(4)

Performance review for the first reference period “March 2009 - March 2010“. In line with the rules of the plan and on the basis of the Auditors’ report presented to the Compensation Committee, our Board of Directors, at a meeting on March 17, 2010, reported that the performance condition had been met for this initial period at 100% level.
The vesting period ends in March 2013, after which the performance of Alcatel-Lucent shares will be assessed for the four–year period from the date of the grant up to the end of the last period in which a portion of the stock options vests, and on this basis a final review of the ranking will be carried out as described in Section 7.6.2.2 “Main features of the annual plan - Condition applicable to senior management.“

(5)

The first performance review will take place in March 2011.

Stock options granted to the Chairman of the Board of Directors

Mr. Philippe Camus did not receive any Alcatel-Lucent stock options.

Mr. Philippe Camus	Number of stock options	Exercise price	Exercise period	Performance conditions	Unit valuation
No stock options granted

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 112

Back to Contents

7.6.2.5   HISTORY OF STOCK OPTION GRANTS

Information on Alcatel-Lucent stock options at December 31, 2009

Date of Board of Directors Meeting	Exercise price (in euros)	Total potential number of new shares				Option exercise period
		Number of options granted	Granted to Executive Directors (1)	Granted to Management Committee (2)	Total number of beneficiaries	From	To	Number of options exercised	Number of options cancelled	Outstanding options on 12/31/2009
2001										0
03/07/2001	50.00	37,668,588	400,000	840,000	30,790	03/07/2002-03/07/2005	03/06/2009	0	37,668,588	0
04/02/2001	41.00	48,850			13	04/02/2002	04/01/2009	0	48,850	0
04/02/2001	39.00	2,500			1	04/02/2002	04/01/2009	0	2,500	0
06/15/2001	32.00	977,410			627	06/15/2002-06/15/2005	06/14/2009	0	977,410	0
09/03/2001	19.00	138,200			58	09/03/2002-09/03/2005	09/02/2009	0	138,200	0
11/15/2001	9.00	162,000			16	11/15/2002	11/14/2009	27,000	135,000	0
12/19/2001	20.80	27,871,925	500,000	595,000	25,192	12/19/2002-12/19/2005	12/18/2009	0	27,871,925	0
12/19/2001	9.30	565,800			521	12/19/2002-12/19/2005	12/18/2009	265,985	299,815	0
2002										417,541
02/15/2002	17.20	123,620			37	02/15/2003-12/15/2006	02/14/2010	0	101,040	22,580
04/02/2002	16.90	55,750			24	04/02/2003	04/01/2010	0	28,500	27,250
05/13/2002	14.40	54,300			23	05/13/2003-05/13/2006	05/12/2010	0	26,000	28,300
06/03/2002	13.30	281,000			176	06/03/2003-06/03/2006	06/02/2010	0	98,500	182,500
09/02/2002	5.20	1,181,050			226	09/02/2003	09/01/2010	655,993	386,406	138,651
10/07/2002	3.20	30,500			16	10/07/2003	10/06/2010	9,517	13,274	7,709
11/14/2002	4.60	111,750			26	11/14/2003	11/13/2010	80,424	25,575	5,751
12/02/2002	5.40	54,050			16	12/02/2003	12/01/2010	20,602	28,648	4,800
2003										11,622,039
03/07/2003	6.70	25,626,865	750,000	590,000	23,650	03/07/2004-03/07/2007	03/06/2011	7,240,372	7,202,526	11,183,967
06/18/2003	7.60	338,200		5,000	193	06/18/2004-06/18/2007	06/17/2011	59,361	77,837	201,002
07/01/2003	8.10	53,950			19	07/01/2004	06/30/2011	15,868	33,081	5,001
09/01/2003	9.30	149,400		50,000	77	09/01/2004-09/01/2007	08/31/2011	4,498	25,139	119,763
10/01/2003	10.90	101,350			37	10/01/2004-10/01/2007	09/30/2011	906	53,626	46,818
11/14/2003	11.20	63,600			9	11/14/2004-11/14/2007	11/13/2011	0	58,600	5,000
12/01/2003	11.10	201,850			64	12/01/2004-12/01/2007	11/30/2011	8,222	133,140	60,488
2004										11,303,502
03/10/2004	13.20	18,094,315	400,000	955,000	14,810	03/10/2005-03/10/2008	03/09/2012	700	7,189,052	10,904,563
04/01/2004	13.10	48,100			19	04/01/2005-04/01/2008	03/31/2012	0	31,800	16,300
05/17/2004	12.80	65,100			26	05/17/2005-05/17/2008	05/16/2012	0	25,199	39,901
07/01/2004	11.70	313,450			187	07/01/2005-07/01/2008	06/30/2012	2,399	134,351	176,700
09/01/2004	9.90	38,450			21	09/01/2005	08/31/2012	822	8,578	29,050
10/01/2004	9.80	221,300			85	10/01/2005-10/01/2008	09/30/2012	18,778	121,334	81,188
11/12/2004	11.20	69,600			20	11/12/2005	11/11/2012	0	44,100	25,500
12/01/2004	11.90	42,900			11	12/01/2005	11/30/2012	0	12,600	30,300

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 113

Back to Contents

2005										12,666,224
01/03/2005	11.41	497,500			183	01/03/2006	01/02/2013	7,558	163,053	326,889
03/10/2005	10.00	16,756,690		720,000	9,470	03/10/2006-03/10/2009	03/09/2013	292,370	4,320,354	12,143,966
06/01/2005	8.80	223,900			96	06/01/2006-06/01/2009	05/31/2013	7,576	95,689	120,635
09/01/2005	9.80	72,150			39	09/01/2006	08/31/2013	0	21,900	50,250
11/14/2005	10.20	54,700			23	11/14/2006	11/13/2013	0	30,216	24,484
2006										13,795,088
03/08/2006	11.70	17,009,320	390,400	1,318,822	8,001	03/08/2007-03/08/2010	03/07/2014	0	3,675,160	13,334,160
05/15/2006	12.00	122,850			53	05/15/2007	05/14/2014	0	27,908	94,942
08/16/2006	9.30	337,200			217	08/16/2007-08/16/2010	08/15/2014	0	59,814	277,386
11/08/2006	10.40	121,100			26	11/08/2007-11/08/2010	11/07/2014	0	32,500	88,600
2007										33,244,788
03/01/2007	10.00	204,584			42	03/01/2008-03/01/2011	02/28/2015	0	37,831	166, 753
03/28/2007	9.10	40,078,421	800,000	2,130,000	15,779	03/28/2008-03/28/2011	03/27/2015	0	7,480,439	32,597,982
08/16/2007	9.00	339,570			119	08/16/2008-08/16/2011	08/15/2015	0	72,691	266,879
11/15/2007	6.30	294,300		210,000	33	11/15/2008-11/15/2011	11/14/2015	0	81,126	213,174
2008										46,185,914
03/25/2008	3.80	47,987,716		2,050,000	14,414	03/25/2009-03/25/2012	03/24/2016	5,000	4,772,268	43,210,448
04/04/2008	3.80	800,000	800,000		1	04/04/2009-04/04/2012	04/03/2016	0	316,667	483,333
07/01/2008	4.40	223,700			64	07/01/2009-07/01/2012	06/30/2016	0	18,167	205,533
09/17/2008	3.90	250,000	250,000		1	09/17/2009-09/17/2012	09/16/2016	0	0	250,000
12/31/2008	2.00	2,052,400		1,700,000	88	12/31/2009-12/31/2012	12/30/2016	0	15,800	2,036,600
2009										51,248,910
03/18/2009	2.00	30,656,400			76,641	03/18/2010-03/18/2013	03/17/2017	2,000	1,971,000	28,683,400
03/18/2009	2.00	18,131,110			11,098	03/18/2010-03/18/2013	03/17/2017	0	0	18,131,110
03/18/2009	2.00	3,600,000	1,000,000	2,600,000	14	03/18/2010-03/18/2013	03/17/2017	0	0	3,600,000
07/01/2009	2.00	443,500			54	07/01/2010-07/01/2013	06/30/2017	0	0	443,500
10/01/2009	2.90	282,500			25	10/01/2010-10/01/2013	09/30/2017	0	0	282,500
12/01/2009	2.50	108,400			16	12/01/2010-12/01/2013	11/30/2017	0	0	108,400
TOTAL		295,403,734	5,290,400	13,763,822				8,725,951	106,193,777	180,484,006

(1)

2001 to 2006: Mr. Tchuruk; 2007 and 2008: Ms. Russo; from September 2008: Mr. Verwaayen

(2)

2001: 11 members; 2003: 11 members; 2004: 11 members; 2005: 7 members; 2006: 14 members; 2007: 9 members; 2008: 8 and 3 members; 2009: 14 members.

(3)

December 31, 2008 stock option plan (applicable to members of the Management Committee): Performance review for the first reference period “December 2008 - December 2009“. In line with the rules of the plan and based on the Auditor’s report presented to the Compensation Committee, our Board of Directors, at a meeting on February 9, 2010, reported that the performance condition had been met for this initial period at a 50% level. This percent must be applied to the stock option installment being considered, to determine the number of options vested, but only as to the 50% of the options which are subject to a performance condition tied to the performance of the Alcatel-Lucent shares. The vesting period ends in December 2012, after which the performance of the Alcatel-Lucent shares will be assessed for the four-year period from the date of the grant up to the end of the last period in which a portion of the stock options vests, and on this basis a final review of the ranking will be carried out. (See section 7.6.2.2 above “Main features of the Annual plan - Condition applicable to senior management“.)

(4)

March 18, 2009 stock option plan (applicable to members of the Management Committee): Performance review for the first reference period “March 2009 - March 2010“. In line with the rules of the plan and based on the Auditor’s report presented to the Compensation Committee, our Board of Directors, at a meeting on March 17, 2010, reported that the performance condition had been met for this initial period at 100% level.
The vesting period ends in March 2013, after which the performance of the Alcatel-Lucent shares will be assessed for the four-year period from the date of the grant up to the end of the last period in which a portion of the stock options vests, and on this basis a final review of the ranking will be carried out. (See section 7.6.2.2 above “Main features of the Annual plan - Condition applicable to senior management.“)

Grants from foreign subsidiaries

In 1999 and 2000, stock options were granted by Alcatel-Lucent Holdings Inc. (formerly Alcatel USA, Inc.). These grants were for executives in our U.S. and Canadian companies and gave them the right to buy Alcatel-Lucent ADSs. Under these plans, 5,970,996 options remained outstanding at December 31, 2009.

Stock-option plans of foreign companies acquired by Alcatel-Lucent are exercisable for Alcatel-Lucent shares or ADSs, in an amount adjusted for the exchange ratio used during the acquisition.

The detail of options granted by U.S. and Canadian companies that were outstanding at December 31, 2009 are provided in Note 23 of the consolidated financial statements.

When the options are exercised, the company uses treasury shares (for the Packet Engines, Xylan, Internet Devices Inc., DSC and Genesys acquisitions) or issues new ADSs (for the Lucent Technologies Inc., Astral Point Communications Inc., Telera, iMagic TV, TiMetra Inc. and Spatial Wireless acquisitions).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 114

Back to Contents

7.7    ALCATEL-LUCENT CODE OF CONDUCT

In July 2009, Alcatel-Lucent published a revised “Alcatel Lucent Code of Conduct”, which establishes, in a streamlined manner, the company’s standards for ethical business conduct. This Code of Conduct replaces our “Statement of Business Principles”. The Code of Conduct is binding on all employees globally in their daily operations and on the company in its relations with competitors, suppliers, shareholders, partners and customers. The standards set forth in the Code of Conduct are based upon the laws and regulations in force, as well as the notions of integrity, respect, equity, diversity and ethics. The Code of Conduct is available on the Alcatel Lucent Intranet site in twenty languages, as well as on the Alcatel Lucent external website.

In February, 2004 we adopted a “Code of Ethics for Senior Financial Officers” that applies to our CEO, Chief Financial Officer and Corporate Controller, which is available on our website. This Code supplements the Code of Conduct mentioned above, which also applies to these senior financial officers.

In addition, we implemented an Ethics and Compliance Program involving a set of processes, principles and controls to ensure compliance with law as well as the respect of the company’s directives and policies. Alcatel Lucent’s Chief Compliance Officer supervises the implementation and ongoing adoption of this program to reflect evolving legal requirements, international standards and the standards of behaviour set forth in the Alcatel Lucent Code of Conduct.

The Alcatel-Lucent Ethics and Compliance Council was established in February 2007 and is comprised of the Chief Compliance Officer and the representatives of the following departments: Law, Audit and Finance, Quality and Customer Care, Human Resources, Communications, Information Technology, and Procurement. This Council meets every month and is responsible for overseeing the design and implementation at a corporate level of an ethics and compliance system.

In this respect, the NYSE rules stipulate that all U.S. listed companies must adopt and implement a Code of Conduct aimed at the Chairman and the CEO, executive officers and employees. Although this rule is not mandatory for Alcatel-Lucent, our code of conduct covers all the subjects included in the NYSE rules, except that it does not expressly specify a mechanism allowing the Chairman and the CEO, the executive officers and the employees to obtain a waiver of the application of any aspect of such Code.”

7.8    REGULATED AGREEMENTS, COMMITMENTS AND RELATED PARTY TRANSACTIONS

“Regulated“ agreements under French law are agreements between a company and its CEO or, if any, a deputy Chief Executive officer, a director or a shareholder who owns more than 10% of the voting rights, which, while authorized by French law, do not involve transactions in the ordinary course of business and under normal terms and conditions.

These agreements, as well as any new commitment made to a Chairman of the Board of Directors or a CEO in the event of termination of their duties, must be authorized in advance by the Board of Directors through a specific legal procedure, reported on in a special Statutory Auditors’ report and presented for consultation at the meeting of shareholders.

Related party agreements and transactions (under U.S. law) include, among others, agreements entered into with the company’s Directors and senior management, shareholders who hold more than 5% of the company’s capital, and close family members of the aforementioned parties. They are not subject to the prior authorization procedure required by French law, unless they fall under the rules applicable to regulated agreements.

Regulated agreements and commitments

In 2009, there were no new agreements as to which the regulated agreements procedure needed to be followed. One set of regulated agreements and commitments previously approved through this procedure continued in 2009.

The list of regulated agreements and commitments, which is available to shareholders at our registered office, does not include any agreement that is likely to have a significant impact on our financial position.

Thales agreements

The agreements signed in December 2006, which took effect in January 2007, included:

•

a cooperation agreement with Thales and TSA; and

•

a Master Agreement between our subsidiary Alcatel-Lucent Participations and Thales concerning the transfer to Thales of our assets in space activities, railway signals and security systems.

These two agreements, which remained in force until the acquisition by Dassault Aviation on May 19, 2009 of all of our equity interests in Thales, continued to be subject to the regulated agreement procedure up to such date, due to Alcatel-Lucent's ownership of more than 10% of the capital of Thales.

For more information on these agreements, see Section 4.5 “Material contracts“.

Commitments in favor of the Executive Directors

Commitments deemed to be “Other benefits“ in favor of the Chairman of the board

The commitments made by our company to Mr. Camus concerning his rights to acquire Performance shares in certain instances after termination of his duties as Chairman of the Board continued to be in effect during fiscal year 2009.

These commitments which are deemed to be “Other Benefits,“ received prior authorization from the Board of Directors at their meeting on September 17, 2008 and were the subject of a Statutory Auditors' report. They were subsequently approved at the meeting of shareholders on May 29, 2009. Mr. Camus can only acquire the Performance shares if he is still a director at the end of the two-year vesting period. This condition will be deemed to have been satisfied if the Chairman of the Board of Directors is removed from office for reasons other than misconduct and in the event that he resigns from his position of Chairman of the Board of Directors for non-personal reasons or due to a change in the control of the company.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 115

Back to Contents

These specific provisions, which enable the Chairman of the Board of Directors to acquire the Performance shares granted during his term of office in certain instances after termination of his duties as Chairman of the Board, constitute contractual undertakings which are subject to the regulated agreements procedure provided in Article L.225-42-1 of the French Commercial code.

To date, this rule applies to the allocation of Performance shares to Mr. Philippe Camus both in 2008 (100,000 Performance shares pursuant to a decision of the Board of Directors on September 17, 2008) and in 2009 (200,000 Performance shares pursuant to a decision of the Board of Directors on March 18, 2009).

Commitments deemed to be “Other benefits“ and “pension“ in favor of the CEO

The commitments made by our company to Mr. Verwaayen concerning his rights to acquire Performance shares and stock options, after termination of his duties as CEO continued to be in effect during fiscal year 2009.

These commitments which are deemed to be “Other Benefits,“ received prior authorization from the Board of Directors at their meeting on September 17, 2008 and were the subject of a Statutory Auditors' report. They were subsequently approved at the meeting of shareholders on May 29, 2009. Mr. Verwaayen can only acquire the Performance shares if he is still an Executive Director at the end of the two-year vesting period and the rights over the stock options granted to him if he is still an Executive Director at the end of the 4 year vesting period.

These conditions will be deemed to have been satisfied if the CEO is removed from office for reasons other than misconduct and in the event that he resigns from his position of CEO for non-personal reasons or due to a change in the control of the company.

These specific provisions, which enable the CEO to acquire, after the termination of his duties as CEO, Performance shares and stock options granted during his term of office,.the constitute contractual undertakings subject to the regulated agreements procedure provided in Article L.225-42-1 of the French Commercial Code.

The performance-related pension commitments made by our company to Mr. Verwaayen continued to be in effect during fiscal year 2009.

These commitments received preliminary authorization from the Board of Directors on September 17, 2008 and October 29, 2008 and were the subject of a report by the Statutory Auditors before receiving approval from shareholders at a meeting on May 29, 2009. The pension commitments made to Mr. Verwaayen do not require that he be at Alcatel-Lucent at the time he retires as provided in Article L.137-11 of the Social Security code. As a result, his pension entitlement is subject to performance-related criteria to be assessed throughout his term of office, as required by the regulated agreements procedure.

The above-mentioned provisions are described in Sections 7.5 “Compensation“ and 7.6 “Interest of Employess and Senior management in Alcatel-Lucent's capital“.

Related party transactions

There are no agreements between us and any of our shareholders who hold more than 5% of our capital.

Details about related party transactions, as defined by IAS 24, entered into by our Group’s companies in 2007, 2008 and 2009 are presented in Note 32 to the consolidated financial statements “Transactions with related parties“.

These transactions mainly concern jointly controlled entities (consolidated using proportional consolidation) and companies consolidated using the equity method.

7.9    MAJOR DIFFERENCES BETWEEN OUR CORPORATE GOVERNANCE PRACTICES AND NYSE REQUIREMENTS

The main ways in which our corporate governance practices are aligned with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers” listed on the NYSE are explained above in sections 7.1 “Governance Code”, 7.3 “Powers of the Board of Directors”, 7.4 “Committees of the Board” and 7.7 “Alcatel-Lucent Code of Conduct”.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 116

Back to Contents

8    INFORMATION CONCERNING OUR CAPITAL

8.1    SHARE CAPITAL AND VOTING RIGHTS

Our capital at December 31, 2009 was €4,636,121,636 represented by 2,318,060,818 ordinary shares, each with a nominal value of €2, fully paid.

The total number of voting rights, as published by Alcatel-Lucent pursuant to Article L. 233-8-11 of the French Commercial Code, and Article 223-16 of the General Regulations of the AMF, was 2,351,981,942 at December 31, 2009 (including the treasury stock held by the parent company and by its subsidiaries).

To allow shareholders to determine whether they have exceeded an ownership threshold, we post the total number of voting rights monthly on our website. For the discussion of ownership thresholds, see Section 10.2 “Specific provisions of the by-laws and of law.”

Information on voting rights, which is considered regulated information under the General Regulation of the AMF, may be viewed at the following address: www.alcatel-lucent.com, under “Shareholders and Investors” and then “Regulated Information”.

8.2    DILUTED CAPITAL

Total number of shares
Capital at December 31, 2009	2,318,060,818
Alcatel-Lucent stock options	180,484,006
Performance shares (1)	7,332,956
ORAs (2)	1,783,208
OCEANE due 2011	50,564,779
OCEANE due 2015	309,597,523
Convertible bonds (2)	55,698,756
Convertible debt securities issued by Lucent Technologies Inc.	126,560,580
Diluted capital at December 31, 2009	3,050,082,626
(1) For more details, see Section 7.6.1.4 “History of Performance share grants”. (2) For a description of the dilutive instruments, see Section 8.7 “Outstanding instruments giving right to shares”.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 117

Back to Contents

8.3    AUTHORIZATIONS RELATED TO THE CAPITAL

Currently, we have the following authorizations to issue capital, which authorizations were approved at our Shareholders’ Meetings on May 30, 2008 and May 29, 2009:

At December 31, 2009	Source (Resolution N°)	Expiration date/ Total duration	Maximum authorized amount(1)	Combined limitation(1)	Use(2)
I. Issuances with pre-emptive rights
Shares or convertible bonds with pre-emptive rights	05/29/2009 N° 18	07/29/2011 26 months	€1,350 million i.e., approximately 29% of the existing shares, €6,000 million for debt securities	29%	None
II. Issuances without pre-emptive rights
Shares or convertible bonds without pre-emptive rights	05/29/2009 N° 19	07/29/2011 26 months	€920 million, i.e., approximately 20% of existing shares €6,000 million for debt securities	20%	13.4%
Issue of securities in consideration of contributions in kind	05/29/2009 N° 20	07/09/2011 26 months	10% of the share capital		None
Overall limitation for issuances pursuant to I and II
	05/29/2009 N° 21	for ordinary shares	€2,270 million or 49% of existing shares	49% (29% and 20%)	13.4%
		for debt securities	€6,000 million		16.6%
III. Capitalization of reserves
Increase by capitalization of reserves created as permitted by French law	05/29/2009 N° 22	07/29/2011 26 months	the total amount that can be incorporated		None
IV. Issuances reserved for employees
Share issue reserved for members of an employee savings plan	05/29/2009 N° 23	07/29/2011 26 months	3 % of the share capital		None
Stock options (price without discount)	05/30/2008 N° 11	07/30/2011 38 months	4% of the share capital	4%	2.40%
Performance shares	05/30/2008 N° 10	07/30/2011 38 months	1% of the share capital		0.32%
V. Share repurchase program
Share repurchase	05/29/2009 N° 16	11/29/2011 18 months	10% of the share capital		None
Share cancellation	05/29/2009 N° 17	11/29/2011 18 months	10% of the share capital		None
(1) The percentages noted are based on the share capital at December 31, 2008. (2) The percentages noted are based on the share capital at December 31, 2009.

Elements which could have an impact in case of public tender offer (information required by Article L. 225-100-3 of the French Commercial Code)

Article L. 225-100-3 of the French Commercial Code requires disclosure of those elements which could have an impact in case of public tender offer. The following elements could have such an impact with respect to Alcatel Lucent:

•

see in Section 9.4 “Breakdown of capital of voting rights“ the structure of the share capital;

•

see in Section 7.6.2.2 paragraph “Main features of the annual plan“: “[...] our Board of Directors is authorized, in the event of a takeover bid for Alcatel-Lucent, a tender offer for our shares [...] to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the Board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period.“

•

the manner in which the employee shareholding system functions when they do not exercise their rights directly: pursuant to Article L. 214-40 of the French Monetary and Financial Code, the Supervisory Board of the Fonds Commun de Placements “Actionnariat Alcatel-Lucent“ (FCP 2AL) decides whether to tender the shares to the tender or exchange offer.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 118

Back to Contents

8.4    USE OF AUTHORIZATIONS

Issuance with cancellation of preferential subscription rights

The Board of Directors currently has a delegation of authority given to it by the Shareholders’ Meeting of May 29, 2009, to issue ordinary shares and any securities conferring a right to the share capital of the company, with cancellation of preferential subscription rights, within the limit of €920 million, that is, approximately 20% of the existing shares at December 31, 2008.

Pursuant to this authorization, on September 10, 2009, 309,597,523 OCEANEs were issued, with a unit value of €3.23, representing 13.4% of the share capital at December 31, 2009.

Performance shares

The Board of Directors currently has an authorization given by the Shareholders’ Meeting of May 30, 2008 to grant up to 1% of the company’s share capital in Performance shares. Those grants contain a condition linked to the performance of the Alcatel Lucent group share (See Section 7.6.1 “Performance shares”).

At March 17, 2010, a total of 14.6 million performance shares had been granted pursuant to this authorization, representing 0.63% of our company’s share capital at December 31, 2009.

Stock options

The Board of Directors currently has an authorization given by the Shareholders’ Meeting of May 30, 2008 to grant options to subscribe for or purchase shares for up to 4% of our company’s share capital.

In compliance with the commitment made by the Board of Directors at the Shareholders' Meeting of May 30, 2008, grants made to members of the Management Committee contain a condition linked to the performance of the Alcatel Lucent share (See Section 7.6.2 “Stock options”).

At March 17, 2010, a total of 74.5 million options had been granted pursuant to this authorization, representing 3.21% of our company’s share capital at December 31, 2009.

The graph below shows the breakdown at March 17, 2010 of stock options granted to employees by historical Alcatel (between January 1, 2002 and November 30, 2006) and by Alcatel-Lucent (after December 1, 2006) to employees of the Group between 2002 and 2010.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 119

Back to Contents

8.5    CHANGES IN OUR CAPITAL OVER THE LAST FIVE YEARS

Type of transaction	Number of shares	Amount of capital (in euros)	Share premium (in euros)
Capital at 12/31/2004	1,305,455,461	2,610,910,922	7,757,527,030.92
Stock options exercised	1,855,913	3,711,826	8,316,745.80
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the following transactions:
• acquisition of iMagic TV Inc.	50,000	100,000	272,000.00
• acquisition of Spatial Wireless	400,000	800,000	3,964,800.00
Redemption of historical Alcatel 7.917% bonds	120,780,266	241,560,532	403,406,088.44
Capital at 12/31/2005	1,428,541,640	2,857,083,280	8,173,486,665.15
Stock options exercised	2,697,886	5,395,772	13,528,427.68
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	300,000	600,000	2,973,600
Issue of Alcatel-Lucent shares in a number equivalent to the number of Alcatel ADSs granted to shareholders of Lucent Technologies Inc. in connection with the business combination with the latter	878,139,615	1,756,279,230	7,163,619,258.40 (1)
Capital at 12/31/2006	2,309,679,141	4,619,358,282	15,353,607,951.24
Allocation of expenses related to the business combination with Lucent Technologies Inc.			86,523.34
Stock options exercised	2,726,675	5,453,350	13,262,790.90
Exercise of warrants issued by Lucent Technologies Inc.	28,612	57,224	224,468.53
Convertible securities issued by Lucent Technologies Inc.	4,506,992	9,013,984	36,236,215.68
Redemption into Alcatel-Lucent shares of bonds issued by Coralec in the context of the acquisition of TiMetra Inc.:	500,000	1,000,000	3,040,000
Capital at 12/31/2007	2,317,441,420	4,634,882,840	15,406,457,949.69
Stock options exercised	6,100	12,200	11,195.00
Convertible securities issued by Lucent Technologies Inc.	544,241	1,088,482	4,375,697.64
Redemption into Alcatel-Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	50,000	100,000	495,600.00
Capital at 12/31/2008	2,318,041,761	4,636,083,522	15,411,679,263.71 (2)
Stock options exercised	1,803	3,606	(630.40)
Convertible securities issued by Lucent Technologies Inc.	17,254	34,508	138,722.16
Capital at 12/31/2009	2,318,060,818	4,636,121,636	15,411,817,355.47
(1) This amount takes into account the expenses related to the business combination. (2) Merger premium following restructuring.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 120

Back to Contents

8.6    PURCHASE OF ALCATEL-LUCENT SHARES BY THE COMPANY

In 2009, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2009, Alcatel Lucent held directly 25,343,255 shares, representing 1.09% of the capital. At that date, our subsidiaries held shares representing 1.42% of our capital. At December 31, 2009, these shares were booked as a deduction from consolidated shareholders’ equity.

The Shareholders’ Meeting of May 29, 2009 authorized the Board of Directors (or pensions delegated under French law), for a period of 18 months, to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the company.

The maximum purchase price per share may not exceed €20 and the minimum selling price per share may not be less than €2. This program has not been implemented.

At its meeting of March 17, 2010, the Board of Directors proposed a resolution to be voted upon at our next Shareholders’ Meeting, to be held on June 1, 2010, to cancel the existing authorization, and to give a new 18 month authorization for a share repurchase program.

Description of the repurchase program pursuant to Articles 241-1 and following of the AMF rules

Date of the Shareholders’ Meeting authorizing the program

The purchase by the company of its own shares will be submitted for approval at the Shareholders’ Meeting on June 1, 2010.

Number of shares and percentage of capital held directly or indirectly by the company

At December 31, 2009, the company held 25,343,255 shares directly and 32,984,983 shares indirectly.

Goals of the repurchase program

The goals of the repurchase program are:

•

to cancel shares by means of a capital reduction within the limits prescribed by law and in accordance with the authorization to be submitted for approval at the Shareholders’ Meeting to be held on June 1, 2010;

•

to use the shares in fulfilling grants of stock or options to the Group’s employees, directors and CEO under the terms and conditions prescribed by law (stock options, employee profit-sharing plans, Performance shares, etc.);

•

to comply with obligations related to the issue of securities giving access to our capital;

•

to hold the shares and, at a later stage, to deliver such shares in exchange or as payment, including in connection with external growth transactions pursued by the company;

•

to ensure the liquidity of Alcatel Lucent’s shares and stimulate the secondary market of the shares through a liquidity contract made with an investment service provider which complies with an ethics charter recognized by the AMF; and

•

to implement any market practice that may come to be recognized by the AMF, and more generally, any transaction that complies with current regulations.

Repurchase terms and conditions

Except in case of public tender offer on Alcatel Lucent shares, shares may, at any time and within the limits of the regulations in force, be purchased, sold, exchanged or transferred, whether on the market, privately or otherwise, by any means, including in particular by transfers of blocks, options transactions or the use of derivative instruments.

Maximum share of capital, maximum number and characteristics of shares, maximum purchase price

The program concerns the shares of Alcatel Lucent (ISIN FR 0000130007) listed on the Euronext Paris stock exchange – Compartment A.

The maximum percentage that may be purchased under the authorization to be proposed at the Shareholders’ Meeting on June 1, 2010 is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprised our capital at December 31, 2009, this limit represents 231,806,081 shares or, based on the maximum authorized purchase price, a maximum theoretical amount of €4,636,121,620, not including the shares already held by the company.

The maximum purchase price per share is set at €20.

Duration of the program

In accordance with the resolution to be submitted for approval to the Shareholders’ Meeting on June 1, 2010, the share repurchase program would be implemented over a period of 18 months following the date of that meeting and would therefore expire on December 1, 2011.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 121

Back to Contents

8.7    OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

Convertible debt securities issued by Lucent Technologies Inc.

Convertible bonds

Lucent Technologies Inc. had issued debt securities convertible into Lucent Technologies, Inc. shares. As of the date of the business combination between historical Alcatel and Lucent, in accordance with the Board of Directors’ decision of November 30, 2006, these securities included the following and entitled holders to:

•

44,463,075 Alcatel Lucent shares, concerning the 7.75% convertible bonds maturing on March 15, 2017;

•

43,832,325 Alcatel Lucent shares, concerning the Series A convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2023;

•

55,087,690 Alcatel Lucent shares, concerning the Series B convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2025.

The unit price of the Alcatel Lucent shares issued through conversion of the above convertible debt securities is equal to the conversion or exercise price of these securities divided by the exchange ratio set in connection with the business combination between historical Alcatel and Lucent (that is, 0.1952 Alcatel share for one Lucent share), namely:

•

the equivalent in euros, the day of the exercise or of the conversion of U.S. $ 24.80 for the 7.75% convertible bonds;

•

the equivalent in euros, the day of the exercise or of the conversion, of U.S. $ 17.11 for the Series A convertible bonds;

•

the equivalent in euros, the day of the exercise or of the conversion, of U.S. $ 15.98 for the Series B convertible bonds.

During fiscal year 2009, 17,127,058 convertible bonds were repurchased and cancelled (see Note 24 to our consolidated financial statements).

At December 31, 2009, €1.625 billion of these convertible bonds were outstanding, giving right to 126,560,580 Alcatel Lucent shares.

Stock options and other stock-based compensation instruments issued by Lucent Technologies Inc.

As part of the business combination with Lucent, we agreed to issue Alcatel Lucent shares to holders of stock options and other stock-based compensation instruments (restricted stock units, Performance shares and Directors’ deferrals) granted by Lucent Technologies Inc., in the event of such holders’ exercise or conversion of the rights attached to their instruments.

As of November 30, 2006, the date of the business combination between historical Alcatel and Lucent, these instruments entitled holders to a total of 311,307,596 common shares of Lucent Technologies Inc.

Consequently, and in accordance with the decision made by our Board of Directors on November 30, 2006, acting on the authority granted by the Shareholders’ Meeting of September 7, 2006, Alcatel Lucent’s Coralec subsidiary issued to Lucent 60,767,243 bonds, each of which may be converted into one Alcatel Lucent share.

When the Lucent stock options or other stock-based compensation instruments are exercised by their holders, Lucent requests conversion of the corresponding number of convertible bonds and immediately delivers the number of Alcatel Lucent shares resulting from the conversion to those holders who have exercised their rights.

At December 31, 2009, there were a total of 55,698,756 outstanding bonds convertible into Alcatel Lucent shares. However only a maximum of 23,810,830 of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

Redeemable notes (ORAs)

Issues related to acquisitions

In 2004, we authorized the issuance by our subsidiary Coralec of debt represented by notes redeemable for Alcatel Lucent shares (ORAs), in order to allow for the acquisition of Spatial Wireless (United States).

In connection with this acquisition, 18,988,334 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €11.91. There were no redemptions in 2009. The number of Alcatel Lucent shares issued since the issuance of the ORAs, to repay these notes, is 18,533,297.

In 2003, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of iMagic TV Inc. (Canada) and TiMetra Inc. (United States).

In connection with the acquisition of iMagic TV Inc., 3,717,254 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €7.44. During fiscal year 2009, the remaining 85,922 notes were repurchased and cancelled. At December 31, 2009, there were no longer any ORAs outstanding on account of the iMagic TV Inc. aquisition.

In connection with the acquisition of TiMetra Inc., 17,979,738 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €8.08. There were no redemptions in 2009. The number of Alcatel Lucent shares issued since the issuance of these notes to repay the ORAs is 17,034,934.

In 2002, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of Astral Point Communications Inc. (United States).

In connection with the acquisition of Astral Point Communications Inc., 9,506,763 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €16.41. There were no redemptions in 2009 and the number of Alcatel Lucent shares issued since issuance of the ORAs to repay these notes is 9,123,396.

At December 31, 2009, there were in total 1,783,208 outstanding notes redeemable for Alcatel Lucent shares. However only a maximum of 1,486,215 of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

ISSUES RELATED TO FINANCIAL TRANSACTIONS

OCEANE (bonds convertible into new or existing shares) due in 2011

Pursuant to the authorization granted at the Shareholders’ Meeting of April 17, 2003, on June 12, 2003 historical Alcatel issued debt represented by bonds with a conversion and/or exchange option for new or existing shares (OCEANE). The issue concerned a principal amount of €1,022 million, represented by 63,192,019 OCEANE with a unit value of €16.18.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 122

Back to Contents

The bonds, which are due on January 1, 2011, bear an annual interest rate of 4.75%.

The proceeds from this issue were intended primarily for the partial retirement, via a tender offer, of three bond issues maturing in 2004 (5.75% February 2004 and 5% October 2004) and 2005 (5.87% September 2005). Upon completion of this offer, we retired bonds in a nominal amount of €342 million.

At December 31, 2009, there were in total 50,564,779 outstanding OCEANEs due in 2011, listed on Euronext Paris.

OCEANE (bonds convertible into new or existing shares) due in 2015

Pursuant to the authorization granted at the Shareholders’ Meeting of May 29, 2009, Alcatel Lucent issued, on September 10, 2009, debt represented by bonds with a conversion and/or exchange option for new or existing shares (OCEANE). The issue concerned a principal amount of €1 billion, represented by 309,597,523 OCEANE with a unit value of €3.23.

The bonds, which are due on January 1, 2015, bear an annual interest rate of 5.00%.

The principal purpose of the offering is to contribute to the refinancing of the group’s debt and the extension of its maturity, and, secondarily, to further enhance the group’s financial position.

In particular, all or part of the proceeds of the issue may be used to finance the repurchase of part of the group’s debt, including OCEANEs due January 1, 2011, of which the principal amount outstanding at December 31, 2009 was approximately €818 million. Upon completion of this offer, we retired bonds (OCEANEs due in 2011) in a nominal amount of €204.2 million.

At December 31, 2009, there were in total 309,597,523 outstanding OCEANEs, listed on Euronext Paris.

Securities not convertible into equity

At December 31, 2009 only one bond issue of Alcatel Lucent remained outstanding: the 6.375% bond issue in the amount of €462 million (maturing in April 2014) traded on the Luxembourg Stock Exchange.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 123

Back to Contents

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 124

Back to Contents

9    STOCK EXCHANGE AND SHAREHOLDING

9.1    LISTING

Our shares are traded on Eurolist by Euronext, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on the Euronext Paris SA since June 3, 1987.

In addition to Eurolist, our ordinary shares remain listed on SEAQ (Stock Exchange Automated Quotation) International in London. Our shares have been delisted from the Six Swiss Exchange and from the Frankfurt Stock Exchange as of May 2009.

Since May 1992, our shares have been listed on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADSs).

The Bank of New York Mellon is the depositary of the ADSs. Each ADS represents one ordinary share.

ISIN Code

Since June 30, 2003, all securities traded on the Euronext Paris stock market are identified by an International Securities Identification Number (ISIN).

Alcatel-Lucent: FR0000130007.

Mnemo: ALU.

Indexes

Our shares are included on the CAC 40.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 125

Back to Contents

9.2    TRADING OVER THE LAST FIVE YEARS

Trading on Euronext Paris

The following table sets forth, for the periods indicated, the high and low prices on Euronext Paris SA for our ordinary shares:

	Price per share (in euros)
	High	Low
2005	11.70	8.14
2006	13.82	8.27
2007	11.86	4.87
2008	4.96	1.48
First Quarter	4.96	3.24
Second Quarter	4.90	3.64
Third Quarter	4.36	2.61
Fourth Quarter	2.81	1.48
2009	3.34	0.91
First Quarter	1.75	0.91
Second Quarter	2.05	1.44
Third Quarter	3.17	1.49
Fourth Quarter	3.34	2.21
2009	3.34	0.91
October	3.34	2.57
November	2.67	2.21
December	2.38	2.26
2010	2.63	1.94
January	2.63	2.40
February	2.58	1.94
March (as of March 17, 2010)	2.56	2.31

Trading on The New York Stock Exchange

The following table sets forth, for the periods indicated, the high and low prices on The New York Stock Exchange for our ADSs:

	Price per share (in U.S. $)
	High	Low
2005	15.75	10.44
2006	16.51	10.63
2007	15.43	7.15
2008	7.59	1.85
First Quarter	7.28	5.14
Second Quarter	7.59	5.78
Third Quarter	6.54	3.68
Fourth Quarter	4.0	1.85
2009	4.91	1.13
First Quarter	2.38	1.13
Second Quarter	2.87	1.91
Third Quarter	4.55	2.05
Fourth Quarter	4.91	3.22
2009	4.91	1.13
October	4.91	3.69
November	3.96	3.34
December	3.46	3.22
2010	3.78	2.69
January	3.78	3.33
February	3.62	2.69
March (as of March 17, 2010)	3.5	3.14

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 126

Back to Contents

9.3    SHAREHOLDER PROFILE

Breakdown of the capital by type of shareholder at December 31, 2009

Breakdown of the capital by location of record owner at December 31, 2009

*

Source: Ipreo.

Number of shares at December 31, 2009: 2 318 060 818

9.4    BREAKDOWN OF CAPITAL AND VOTING RIGHTS

Situation at December 31, 2009

Shareholders	Shares	% Capital	Gross voting rights (1)	% of gross voting rights (1)	Net voting rights (2)	% of net voting rights (2)
Brandes Investment Partners, LLC (3)	179,832,300	7.76	179,832,300	7.65	179,832,300	7.84
Dodge & Cox (3)	96,454,700	4.16	96,454,700	4.10	96,454,700	4.21
Pzena Investment Management, LLC (3)	75,037,500	3.24	75,037,500	3.19	75,037,500	3.27
Crédit Suisse (4)	68,379,994	2.95	68,379,994	2.91	68,379,994	2.98
Tradewinds Global Investors, LLC (3)	66,795,700	2.88	66,795,700	2.84	66,795,700	2.91
Other institutional investors in France (3)(5)	64,556,900	2.78	64,556,900	2.74	64,556,900	2.81
Crédit Agricole Asset Management (3)(6)	57,032,900	2.46	57,032,900	2.42	57,032,900	2.49
Caisse des Dépôts et Consignations (CDC) (3)	48,001,700	2.07	48,272,400	2.05	48,272,400	2.10
BlackRock Fund Advisors (3)	45,677,600	1.97	45,677,600	1.94	45,677,600	1.99
Mutual Fund FCP 2AL (4)	34,734,141	1.50	62,901,951	2.67	62,901,951	2.74
Deutsche Bank AG (4)	18,978,061	0.82	18,978,061	0.81	18,978,061	0.83
Treasury stock held by Alcatel-Lucent (4)	25,343,255	1.09	25,343,255	1.08	-	-
Treasury stock held by subsidiaries (4)	32,984,983	1.42	32,984,983	1.40	-	-
Public	1,506,406,182	64.99	1,511,888,796	64.28	1,511,888,796	65.92
TOTAL	2,318,060,818	100.00	2,351,981,942	100.00	2,293,653,704	100.00

(1)

The gross voting rights include shares held by Alcatel-Lucent and its subsidiaries, which do not have voting rights.

(2)

The net voting rights (or voting rights “exercisable at a shareholders’ meeting“) do not include shares which have no voting rights.

(3)

Source: Alcatel-Lucent (TPI as of December 31, 2009).

(4)

Source: shareholders' declaration.

(5)

Other institutional investors in France holding, individually, more than 1% of the share capital.

(6)

Called Amundi since January 1, 2010.

Pursuant to the provisions of Article L. 233-9 I 4° of the French Commercial code regarding notification obligations related to thresholds, the reporting entity is deemed to hold, in addition to the shares it effectively holds, the shares it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

Deutsche Bank AG holds 18,978,061 shares, representing 0.82% of the share capital and 0.81% of voting rights, and, by assimilation, 5,522,642 “call options“ giving the right to acquire 106,764,200 shares representing as many voting rights, that is 4.61% of the share capital and 4.54% of the voting rights.

The AMF, in its recommendation dated December 10, 2009, specifies that in the share capital breakdown, and “in order to understand a shareholder's real power, the voting rights to be taken into account are those that are effectively exercisable at a shareholders' meeting”. The shares that Deutsche Bank AG “is entitled to acquire, at its sole initiative” do not give voting rights effectively exercisable at a shareholders' meeting, and are consequently not taken into account for purposes of the above situation.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 127

Back to Contents

Breakdown of capital and net voting rights over the past three years

Shareholders	Capital and net voting rights at 12/31/09 (1)				Capital and net voting rights at 12/31/08 (1)				Capital and net voting rights at 12/31/07 (1)
	Shares	% of capital	Voting rights	% votes	Shares	% of capital	Voting rights	% votes	Shares	% of capital	Voting rights	% votes
Brandes Investment Partners, LLC (2)	179,832,300	7.76	179,832,300	7.84	218,669,618	9.43	218,669,618	9.54	237,102,900	10.23	237,102,900	10.34
Dodge & Cox (2)	96,454,700	4.16	96,454,700	4.21	96,753,500	4.17	96,753,500	4.22	-	-	-	-
Pzena Investment Management, LLC (2)	75,037,500	3.24	75,037,500	3.27	115,571,100	4.99	115,571,100	5.04	113,482,400	4.90	113,482,400	4.95
Crédit Suisse (3)	68,379,994	2.95	68,379,994	2.98	-	-	-	-	-	-	-	-
Tradewinds Global Investors, LLC (2)	66,795,700	2.88	66,795,700	2.91	80,918,800	3.49	80,918,800	3.53	76,958,800	3.32	76,958,800	3.36
Other institutional investors in France (2)(4)	64,556,900	2.78	64,556,900	2.81	68,397,800	2.95	68,397,800	2.98	68,334,600	2.95	68,334,600	2.98
Fidelity Investments (3)	-	-	-	-	-	-	-	-	53,961,100	2.33	53,961,100	2.35
Crédit Agricole Asset Management (2) (5)	57,032,900	2.46	57,032,900	2.49	46,833,600	2.02	46,833,600	2.04	36,306,500	1.57	36,306,500	1.58
Caisse des Dépôts et Consignations (CDC) (2)	48,001,700	2.07	48,272,400	2.10	48,001,700	2.07	48,288,650	2.11	48,001,700	2.07	48,288,650	2.11

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 128

Back to Contents

BlackRock Fund Advisors (2)	45,677,600	1.97	45,677,600	1.99	-	-	-	-	-	-	-	-
Mutual Fund FCP 2AL (2)(3)	34,734,141	1.50	62,901,951	2.74	32,633,071	1.41	59,092,054	2.58	29,188,686	1.26	54,590,086	2.38
Deutsche Bank AG (3)	18,978,061	0.82	18,978,061	0.83	-	-	-	-	-	-	-	-
BT Pension Scheme/Hermes (2)	-	-	-	-	42,367,500	1.83	42,367,500	1.85	40,000,000	1.73	40,000,000	1.74
BNP Paribas (3)	-	-	-	-	41,079,700	1.77	41,079,700	1.79	38,740,100	1.67	38,740,100	1.69
Treasury stock held by Alcatel-Lucent (3)	25,343,255	1.09	-	-	25,343,255	1.09	-	-	25,343,255	1.09	-	-
Treasury stock held by subsidiaries (3)	32,984,983	1.42	-	-	33,050,604	1.43	-	-	33,056,313	1.43	-	-
Public	1,506,406,182	64.99	1,511,888,796	65.92	1,468,421,513	63.35	1,473,959,575	64.31	1,516,965,066	65.46	1,525,092,230	66.51
TOTAL	2,318,060,818	100.00	2,293,653,704	100.00	2,318,041,761	100.00	2,291,931,897	100.00	2,317,441,420	100.00	2,292,857,366	100.00

(1)

The net voting rights (or voting rights “exercisable at a shareholders’ meeting“) do not include shares which have no voting rights.

(2)

Source: Alcatel-Lucent (TPI as of December 31, 2009, December 31, 2008 and December 31, 2007).

(3)

Source: shareholders.

(4)

Other institutional investors in France holding, individually, more than 1% of the share capital.

(5)

Called Amundi since January 1, 2010.

At December 31, 2009, shareholders benefiting from double voting rights had a total of 33,921,124 votes, representing 1.44% of the voting rights.

The members of the Board of Directors and of the Management Committee together held, as of March 22, 2010, 973,094 shares of Alcatel-Lucent (including ADSs) and 4,800 units of the mutual fund FCP 2AL, that is, 0.021% of the capital and the voting rights of Alcatel-Lucent (see details of the Director’s holding in Section 7.2 “Management“).

As of December 31, 2009, to our knowledge, there is no shareholder other than Brandes Investment Partners, LLC, which holds effectively more than 5% of our capital.

At March 22, 2010, to our knowledge, there are no shareholders’ agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of our company.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 129

Back to Contents

Holding by members of the Board of Directors and of the Management Committee in the share capital (1)

March 22, 2010	Alcatel-Lucent shares	ADSs	FCP 2AL units (4)	Total	% of share capital
Board of Directors (2) (3)	267,125	504,168	0	771,293	0.016
Management Committee	194,176	7,625	4,559	206,601	0.004
TOTAL	461,301	511,793	4,800	977,894	0.021
(1) See details regarding the directors’ holding in Section 7.2. (2) Excluding the two observers. (3) Securities held directly or indirectly by directors. (4) Unit in the mutual fund FCP 2AL.

Transactions by Officers and Directors in Alcatel-Lucent securities

Summary statement of transactions communicated by Directors during 2009 and until March 22, 2010 pursuant to Article 223-23 of the AMF General Regulations:

Name	Nature of the transaction	Date	Quantity (1)	Unit price	Total amount
Jean C. Monty(2)	Acquisition	02/06/2009	100	$ 1.879	$ 187.96
	Acquisition	02/06/2009	100	$ 1.8797	$ 187.97
	Acquisition	02/06/2009	161	$ 1.8798	$ 302.65
	Acquisition	02/06/2009	30,000	$ 1.87	$ 56,100.00
	Acquisition	02/06/2009	44,639	$ 1.88	$ 83,921.32
	Acquisition	02/12/2009	100,000	$ 1.79	$ 179,000.00
	Acquisition	05/11/2009	91,400	$ 2.50	$ 228,500.00
	Acquisition	05/11/2009	8,600	$ 2.499	$ 21,491.40
	Acquisition	02/19/2010	200,000	$ 2.79	$ 558,000.00
Olivier Piou	Acquisition	02/11/2009	3,000	€ 1.40	€ 4,189.30
	Acquisition	02/19/2009	4,000	€ 1.28	€ 5,120.30
	Acquisition	10/30/2009	10,000	€ 2.54	€ 25,586.73
Daniel Bernard	Other transaction (3)	10/19/2009	140,625	€ 3.16	€ 444,375.00
(1) Shares or ADSs. (2) Transaction done by a related third party. (3) Contribution made to a company wholly owned by the declaring party and an individual related to the declaring party.

Pledges of Alcatel-Lucent Shares

At December 31, 2009, 3,374 Alcatel-Lucent shares, held by a total of 23 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 130

Back to Contents

Share ownership thresholds

During 2009 and through March 22, 2010, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal thresholds and thresholds set forth in our by-laws:

Declaring company	Date on which the threshold was reached	Trend	% capital	% voting rights
Crédit Suisse	July 7, 2009	Increase	2.09	NC (1)
Caisse des dépôts et consignations	July 15, 2009	Decrease	2.07	2.05
UBS Investment Bank	July 27, 2009	Increase	1.18	1.16
Crédit Suisse	October 27, 2009	Increase	4.72	NC
Crédit Suisse	November 5, 2009	Decrease	3.95	NC
Crédit Suisse	December 22, 2009	Decrease	2.95	NC
Deutsche Bank AG (2)	December 30, 2009	Increase	5.42	5.35
Amundi	January 1, 2010	Increase	3.07	NC
UBS Investment Bank	January 8, 2010	Increase	1.58	1.56
Crédit Suisse	January 22, 2010	Increase	3.79	NC
Amundi	January 28, 2010	Decrease	3.98	NC
Amundi	February 23, 2010	Decrease	3.99	NC
Amundi	February 24, 2010	Increase	4.00	NC
Amundi	February 26, 2010	Decrease	3.99	NC
Crédit Suisse	March 1, 2010	Increase	4.43	NC
Crédit Suisse	March 22, 2010	Decrease	3.58	NC

(1)

In this table, NC means “non communicated“.

(2)

Notice to AMF n° 210C0023: Deutsche Bank AG declared that it holds 18,978,061 Alcatel-Lucent shares representing as many voting rights, i.e., 0.82% of the share capital and 0.81% of voting rights of the company, and 5,522,642 “call options“ giving the right to acquire 106,764,200 Alcatel-Lucent shares representing as many voting rights, i.e., 4.61% of the share capital and 4.54% of the voting rights.

As indicated above, Article L.223-9 I 4° provides that the reporting entity is deemed to hold, in addition to shares it effectively holds, the shares that it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

9.5    CHANGES IN SHAREHOLDINGS

Situation at December 31	2009		2008		2007
(in %)	% capital	% gross voting rights (1)	% capital	% gross voting rights (1)	% capital	% gross voting rights (1)
Brandes Investment Partners, LLC	7.76	7.65	9.44	9.31	10.23	10.08
Dodge & Cox	4.16	4.10	4.17	4.12	NC (2)	NC
Pzena Investment Management, LLC	3.24	3.19	4.99	4.92	4.90	4.83
Crédit Suisse	2.95	2.91	NC	NC	NC	NC
Tradewinds Global Investors, LLC	2.88	2.84	3.49	3.44	3.32	3.27
Other institutional investors in France	2.78	2.74	2.95	2.91	2.95	2.91
Fidelity Investments	NC	NC	NC	NC	2.33	2.29
Crédit Agricole Asset Management (4)	2.46	2.42	2.02	1.99	1.57	1.54
Caisse des Dépôts et Consignations (CDC)	2.07	2.05	2.07	2.05	2.07	2.05
BlackRock Fund Advisors	1.97	1.94	NC	NC	NC	NC
BT Pension Scheme/Hermès	NC	NC	1.83	1.80	1.73	1.71
BNP Paribas Asset Management	NC	NC	1.77	1.75	1.67	1.65
Mutual Fund FCP 2AL	1.50	2.74	1.41	2.51	1.26	2.32
Deutsche Bank AG	0.82	0.81	NC	NC	NC	NC
Treasury stock held Alcatel Lucent	1.09	NA(3)	1.09	NA	1.09	NA
Treasury stock held by subsidiaries	1.42	NA	1.43	NA	1.43	NA
Public	64.99	64.28	63.34	65.20	65.45	67.35
TOTAL	100	100	100	100	100	100

(1)

The gross voting rights include shares held by Alcatel Lucent and its subsidiaries, which do not have voting rights.

(2)

In this table, NC means “non communicated”.

(3)

In this table, NA means “non applicable”.

(4)

Called Amundi since January 1, 2010.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 131

Back to Contents

9.6    SHAREHOLDERS’ MEETING

The most recent Shareholders’ Meeting was held on May 29, 2009, the date for which it was initially convened, and was chaired by Mr. Camus.

Shareholders present or represented by proxy had in the aggregate a total of 1,152.6 million shares, which represented a quorum of 51%.

The shareholder attendance rate increased from 36,7% in 2005 to 51% at the most recent meeting on May 29, 2009.

Evolution of the rate of participation over 5 years

Method of participation at the 2009 Shareholders’ Meeting

The table and the chart below reflect the breakdown of the participants according to the method of participation used by the shareholder.

Shareholders can participate in Shareholders’ Meetings in one of three ways:

1.

physically attend or be represented at the Meeting;

2.

vote by mail; or

3.

by proxy granted to the Chairman.

Method of participation	Number of shareholders	Shares (in millions)
Shareholders present	772	35.39
Shareholders who were represented	172	0.29
Proxy to the Chairman	14,456	34.70
Votes by mail	6,001	1,082.22
TOTAL	21,401	1,152.6

Evolution of the method of participation of the shareholders over 5 years (1)

(1)

Based on the number of shareholders participating in the Meeting.

All of the resolutions that were presented at the Shareholders’ Meeting of May 29, 2009 were adopted. Voting results were published on line on our Internet site.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 132

Back to Contents

9.7    TREND OF DIVIDEND PER SHARE OVER 5 YEARS

Year of payment	2009	2008	2007	2006	2005
Dividend distributed (in euros, per share)	-	-	0.16*	0.16**	-
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

At its meeting of February 9, 2010 our Board of Directors determined that it is prudent not to pay a dividend for fiscal year 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 133

Back to Contents

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 134

Back to Contents

10    ADDITIONAL INFORMATION

10.1    LEGAL INFORMATION

Company name and head office

Alcatel Lucent

54, rue La Boétie

75008 Paris

Telephone: + 33 1 40 76 10 10

Effective May 17, 2010, we will move our headquarters to 3 avenue Octave Gréard, 75007 Paris, France.

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

Holding of shares and obligations of the shareholders

a/   Form

The shares are not represented by a certificate.

Bearer shares are recorded in the books of the financial intermediary (bank or broker) in the name of the shareholder with Euroclear.

Shares are registered when the nominal value is fully paid.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 135

Back to Contents

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

b/   Exceeding the statutory thresholds

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

c/   Exceeding the legal thresholds

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
Article L.233-9 1 4° of the French Commercial Code expands the notification of significant shareholdings by broadening the scope of the shares to be taken into account for the calculation of the thresholds. Henceforth, are included existing shares that the reporting entity is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

Moreover, the “separate disclosure“ requirement has been tightened and now imposes an obligation to disclose additional information on the following agreements and financial instruments: (i) securities giving access to shares in the future, (ii) shares already issued that the shareholder is entitled to acquire under the terms of an agreement or a financial instrument, based on the initiative of a third party, and (iii) shares already issued as to which there is an agreement or financial instrument to be paid exclusively in cash which has economic effect for the reporting entity or individual similar to holding shares (e.g., cash-settled equity swaps, knock-in options).

Deadlines for notification of the AMF and the issuer have been shortened. Notification of significant shareholdings must be filed with the AMF and the company before the market or the trading system closes on the fourth trading day after the day on which the threshold is breached.

This notification must also be made, within the same period, when the holding in capital or voting rights falls below these thresholds.

In the event of a failure to appropriately notify that these thresholds have been exceeded, the voting rights of the shares in excess of the threshold that should have been notified are suspended for any shareholders’ meeting that might be held up to the expiration of a period of two years from the date when the notification is eventually filed.

Article L.233-7 of the French Commercial Code has been amended in order to introduce two new thresholds of respectively 15% and 25% in addition of the two existing thresholds of 10% and 20%. The content and scope of the declaration of intent have also been changed. The deadline to notify the company and the AMF has been reduced from 10 to 5 trading days (before the market closes).

d/   Shareholders’ agreements

Any clause of a shareholders’ agreement which includes preferential conditions to transfer or to acquire shares listed on a regulated market and relating to at least 0.5% of the company’s capital or voting rights, must be disclosed to the company and to the AMF within five trading days from the date of the signature of such agreement.

e/   Holding of a stake equal to one third and tender offer

When an individual or legal entity, acting alone or in concert, comes to hold more than one third of the capital or voting rights of the company, it must immediately inform the AMF and launch a tender offer for all of the equity securities and securities giving access to the capital or voting rights, of the company.

f/   Information on the number of voting rights

To allow shareholders to determine whether they have exceeded an ownership threshold, we publish the total number of voting rights monthly on our Internet site.

g/   Cross-shareholdings

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 136

Back to Contents

In the case where the cross-shareholding is held by a subsidiary, the shares are simply deprived of voting rights.

h/   Identity of the holders

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

a/   Capital increases

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

The capital may also be increased:

•

by the capitalization of reserves, profits or issuance premium pursuant to a decision of the Ordinary General Meeting of Shareholders taken with the approval of a simple majority of the shareholders present or represented;

•

in case of payment of a dividend in shares decided by an Ordinary General Meeting of Shareholders; or

•

upon tender of securities or rights giving access to the company’s capital (bonds convertible into shares, bonds repayable in shares, warrants to purchase shares or other securities).

b/   Capital decreases

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

Directors’ term of office – Age Limit

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

Subject to the authority expressly reserved for the Shareholders’ Meeting, and within the limits of the corporate purpose, the Board of Directors addresses any question that affects the Company’s operations and governs the affairs of the Company through its deliberations.

The Board of Directors decides whether the management of the Company will be performed by the Chairman of the Board of Directors or by a Chief Executive Officer.

Chairman, Vice-Chairmen, Chief Executive Officer, Executive Vice-Presidents and Secretary

The Chief Executive Officer is responsible for the general management of the company, unless the Board of Directors decides to entrust the general management to the Chairman of the Board of Directors.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 137

Back to Contents

The Board of Directors appoints from among its members, upon the affirmative vote of the majority of the Directors present or represented, a Chairman for a term not exceeding the term of his or her position as a Director. The Board of Directors may remove the Chairman at any time, upon the affirmative vote of the majority of the Directors present or represented.

The Chairman of the Board of Directors performs the missions assigned to him by law and notably he shall ensure the proper functioning of the company’s governing bodies. He shall chair meetings of the Board of Directors, organize the work of the Board and ensure that the Directors are able to fulfil their mission.

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

The Chief Executive Officer is vested with the fullest power to act in all circumstances in the name of the company, within the limits of the corporate purpose, the limitations set by the Board of Directors and reviewed on October 29, 2008 (as previously described in Section 7.3, “Powers of the Board of Directors“ of this document) and subject to the powers that the law expressly bestows on the Shareholders’ Meetings and on the Board of Directors.

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

In their relations with third parties, Executive Vice-Presidents have the same authority as the Chief Executive Officer.

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

•

a company of the Alcatel-Lucent group is a company in which Alcatel-Lucent holds directly or indirectly at least one half of the voting rights and/or any company in which a company of the Alcatel-Lucent group holds directly or indirectly at least one half of the voting rights;

•

the mutual investment funds referred to above are those created pursuant to a corporate savings plan in which the company or a Group company participates, and where the portfolio includes at least 75% of company shares.

On the Chairman’s recommendation, the Board of Directors may propose to the Ordinary General Meeting of Shareholders the appointment of one or several additional observers who do not fulfil the conditions above, whether they are shareholders or not, but the total number of observers may not exceed six.

The observers receive an annual remuneration, set at the Ordinary General Meeting of Shareholders and allocated by the Board of Directors.

Shareholders’ Meetings

The General or Special Shareholders’ Meeting are convened and held under the conditions provided by law.

The decisions of the Shareholders’ Meeting are binding on all shareholders, including those not present or who dissent.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 138

Back to Contents

Subject to the conditions defined by regulations and in accordance with the procedures defined beforehand by the Board of Directors, shareholders may participate and vote in all General or Special Shareholders’ Meetings by video-conference or any telecommunications method that allows for their identification.

Subject to the conditions set by the regulations in effect, shareholders may send their proxy or form for voting by mail for any General or Special Shareholders’ Meeting either in paper form or, upon the decision of the Board reflected in the notices of meetings, by electronic transmission.

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

Double voting rights are cancelled automatically for any share that is converted into a bearer share or the ownership of which is transferred. However, the period mentioned above is interrupted, and the right acquired is preserved, in the event of a transfer from registered to registered form, as a result of intestate or testamentary succession, the division between spouses of a common estate, or donation inter vivos in favor of a spouse or heirs.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 139

Back to Contents

10.3  AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

Description of the ADSs

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement among Alcatel-Lucent, the Bank of New York Mellon, as depositary, and the holders from time to time of the ADSs.

The form of the deposit agreement for the ADS and the form of American depositary receipt (ADR) that represents an ADS have been filed as exhibits to our registration statement on Form F-6 that we filed with the Securities and Exchange Commission on June 4, 2008. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, and at the principal office of our custodian, Société Générale, located at 32, rue du Champ de Tir, BP25, 44312 Nantes, France. From March 15, 2010, our custodian is BNP Paribas Securities Services, located at Grands Moulin de Pantin, 9 rue du Débarcadère, 93761 Pantin Cedex, France.

Dividends, other distributions and rights

The Bank of New York Mellon is responsible for making sure that it or the custodian, as the case may be, receives all dividends and distributions in respect of deposited shares.

Amounts distributed to ADS holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York Mellon. If The Bank of New York Mellon determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York Mellon or the custodian is obligated to withhold, The Bank of New York Mellon may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. The Bank of New York Mellon will then distribute the balance of the cash and/or property to the ADS holders entitled to the distribution, in proportion to their holdings.

Cash dividends and cash distributions. The Bank of New York Mellon will convert into dollars all cash dividends and other cash distributions that it or the custodian receives in a foreign currency. The Bank of New York Mellon will distribute to the ADS holders the amount it receives, after deducting any currency conversion expenses. If The Bank of New York Mellon determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the ADS holders entitled to receive it.

Distributions of ordinary shares. If we distribute ordinary shares as a dividend or free distribution, The Bank of New York Mellon may, with our approval, and will, at our request, distribute to ADS holders new ADSs representing the shares. The Bank of New York Mellon will distribute only whole ADSs. It will sell the shares that would have required it to use fractional ADSs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York Mellon deposits the shares but does not distribute additional ADSs, the existing ADSs will also represent the new shares.

If holders of shares have the option of receiving a dividend in cash or in shares, we may also grant that option to ADS holders.

Other distributions. If The Bank of New York Mellon or the custodian receives a distribution of anything other than cash or shares, The Bank of New York Mellon will distribute the property or securities to the ADS holder, in proportion to such holder’s holdings. If The Bank of New York Mellon determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, after consultation with us, it may distribute the property or securities by any means it thinks is fair and practical, or it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders.

Rights to subscribe for additional ordinary shares and other rights. If we offer our holders of shares any rights to subscribe for additional shares or any other rights, The Bank of New York Mellon will, if requested by us:

•

make the rights available to all or certain holders of ADSs, by means of warrants or otherwise, if lawful and practically feasible; or

•

if it is not lawful or practically feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

In that case, The Bank of New York Mellon will allocate the net proceeds of the sales to the account of the ADS holders entitled to the rights. The allocation will be made on an averaged or other practicable basis without regard to any distinctions among holders.

If registration under the Securities Act of 1933, as amended, is required in order to offer or sell to the ADS holders the securities represented by any rights, The Bank of New York Mellon will not make the rights available to ADS holders unless a registration statement is in effect or such securities are exempt from registration. We do not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York Mellon cannot make any rights available to ADS holders and cannot dispose of the rights and make the net proceeds available to ADS holders, then it will allow the rights to lapse, and the ADS holders will not receive any value for them.

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. The Bank of New York Mellon will send to ADS holders English-language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York Mellon will also send to ADS holders directions as to how to give it voting instructions, as well as a statement as to how the underlying ordinary shares will be voted if it receives blank or improperly completed voting instructions.

ADSs will represent ordinary shares in bearer form unless the ADS holder notifies The Bank of New York Mellon that it would like the shares to be held in registered form.

Changes affecting deposited securities. If there is any change in nominal value or any split-up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, business combination or consolidation or sale of assets involving us, then any securities that The Bank of New York Mellon receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities, unless The Bank of New York Mellon delivers new ADSs as described in the following sentence. The Bank of New York Mellon may, with our approval, and will, at our request, distribute new ADSs or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs describing the new deposited securities.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 140

Back to Contents

Amendment of the deposit agreement. The Bank of New York Mellon and we may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADS holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADS holders, it will not take effect as to outstanding ADSs until three months after The Bank of New York Mellon has sent the ADS holders a notice of the amendment. At the expiration of that three-month period, each ADS holder will be considered by continuing to hold its ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. The Bank of New York Mellon and we may not amend the deposit agreement or the form of ADRs to impair the ADS holder’s right to surrender its ADSs and receive the ordinary shares and any other property represented by the ADRs, except to comply with mandatory provisions of applicable law.

Termination of the deposit agreement. The Bank of New York Mellon will terminate the deposit agreement if we ask it to do so and will notify the ADS holders at least 30 days before the date of termination. The Bank of New York Mellon may also terminate the deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 90 days after The Bank of New York Mellon has given us notice of its resignation. After termination of the deposit agreement, The Bank of New York Mellon will no longer register transfers of ADSs, distribute dividends to the ADS holders, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that The Bank of New York Mellon will continue to:

•

collect dividends and other distributions pertaining to deposited securities;

•

sell rights as described under the heading “Dividends, other distributions and rights – Rights to subscribe for additional shares and other rights“ above; and

•

deliver deposited securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

One year after termination, The Bank of New York Mellon may sell the deposited securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of ADS holders that have not surrendered their ADSs. The Bank of New York Mellon will not have liability for interest on the sale proceeds or any cash it holds.

Fees Paid by our ADS Holders

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

Persons holding, depositing or withdrawing shares must pay	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Payments from the Depositary to Us

From January 1, 2009 to March 2, 2010, we received from the depositary $7 million for our continuing annual stock exchange listing fees and our expenses incurred in connection with the ADR facility. In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with the ADR facility in the future. The amount of such reimbursements is subject to certain limits.

Ownership of shares by non-French persons

Under French law and our articles of association and bylaws, no limitation exists on the right of non-French residents or non-French shareholders to own or vote our securities.

Any non-French resident (both E.U. and non-E.U.) must file an administrative notice (“déclaration administrative“) with the French authorities in connection with any transaction which, in the aggregate, would result in the direct or indirect holding by such non-French resident of at least 33.33% of the capital or the voting rights of a French company.

The payment of all dividends to foreign shareholders must be effected through an accredited intermediary. All registered banks and credit establishments in France are accredited intermediaries.

You should refer to Section 10.2 “Specific Provisions of the by-laws and of law“ for a description of the filings required based on shareholdings.

Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary handle all payments or transfer of funds made by a French resident to a non-resident.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 141

Back to Contents

Taxation

The following is a general summary of the material U.S. federal income tax and French tax consequences to you if you acquire, hold and dispose of our ordinary shares or ADSs. It does not address all aspects of U.S. and French tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 (the “Treaty“) entered into force on December 30, 1995, the 2004 Protocol amending the Treaty entered into force on December 21, 2006, and the 2009 Protocol amending the Treaty entered into force on December 23, 2009, all of which are subject to change, possibly with retroactive effect, or different interpretations.

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

•

you are entitled to the benefits of the Treaty under the “limitations on benefits“ article contained in the Treaty;

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

For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code“), if you own ADSs evidenced by ADRs, you will be treated as the owner of the ordinary shares represented by such ADSs.

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

French companies normally must deduct a 25% French withholding tax from dividends paid to non-resident of France. Under the Treaty, this withholding tax is reduced to 15% if your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

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

If you have not completed and sent the Certificate of Residence before the dividend payment date under the “simplified“ procedure, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities under the “normal“ procedure, provided that you (i) duly complete the Certificate of Residence and the French Treasury Form 5001-EN (Calculation of Withholding Tax on Dividends); (ii) have the forms certified either by the Internal Revenue Service or the financial institution that is in charge of the administration of the ordinary shares or ADSs, and (iii) send both forms to us early enough to enable us to file them with the French tax authorities before December 31 of the second calendar year following the year during which the dividend is paid.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 142

Back to Contents

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

For U.S. federal income tax purposes, the gross amount of any distribution (including any related Tax Credit) will be included in your gross income as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include this amount in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends paid by us will not give rise to any dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. They will generally constitute foreign source “passive category“ income for foreign tax credit purposes or, for some holders, “general category“ income.

For tax years beginning before January 1, 2011, a maximum U.S. federal income tax rate of 15% will apply to dividend income received by an individual (as well as certain trusts and estates) from a U.S. corporation or from a “qualified foreign corporation“ provided certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares, or an ADR in respect of such shares (which would include the ADSs), are considered readily tradable on an established securities market if they are listed on an established securities market in the United States such as The New York Stock Exchange. Information returns reporting dividends paid to U.S. persons will identify the amount of dividends eligible for the reduced tax rates.

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

French withholding tax imposed on the dividends you receive on your ordinary shares or ADSs at 15% under the Treaty is treated as payment of a foreign income tax eligible for credit against your federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your ordinary shares or ADSs generally will constitute “passive“ income, or, for some holders, “general category“ income. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of your income and deductions. Alternatively, you may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

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

Transfer tax on sale of ordinary shares or ADSs

A 3% transfer tax capped at €5,000 per transfer applies to certain transfers of ordinary shares or ADSs in French corporations. The transfer tax does not apply to transfers of ordinary shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement, or where that agreement is executed outside France. Therefore, you should not be liable to pay the transfer tax on the sale or disposition of your ordinary shares or ADSs provided such sale or disposition is not evidenced by a written agreement or such agreement is not executed in France.

French estate and gift taxes

Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,“ and the 2004 Protocol amending this 1978 Convention which became effective on December 21, 2006, if you transfer your ordinary shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

•

you are domiciled in France at the time of making the gift, or at the time of your death, or

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 143

Back to Contents

•

you used the ordinary shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADSs for that use.

The French gift or inheritance tax may be credited against the U.S. gift or inheritance tax. This tax credit is limited, however, to the amount of the U.S. gift or inheritance tax due on the shares.

French wealth tax

The French wealth tax generally does not apply to U.S holders who are not individuals or, in the case of individuals, who directly or indirectly own, alone or with related persons, ordinary shares or ADSs that do represent a substantial interest in our company.

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

Additionally, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain) you may be subject to backup withholding at a current rate of 28% (increased to 31% for taxable years 2011 and thereafter) with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification“) or a substitute Form W-9.

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

U.S. reportable transactions

A U.S. holder that participates in any “reportable transaction“ (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on Internal Revenue Service Form 8886. U.S. holders are urged to consult their own tax advisers as to the possible obligation to file Internal Revenue Service Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, our shares.

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

The articles of association of Alcatel-Lucent as well as reports from the Board of Directors to the General Shareholder’s Meeting, auditors reports, historical financial statements of the company for the last three fiscal years and any other document sent to or required by law to be made available to shareholders, may be reviewed at the company’s registered head office at 54 rue La Boétie – 75008 Paris and starting from May 17, 2010, at 3 avenue Octave Gréard, 75007 Paris, France.

Any shareholder can also consult/download from our website under the heading “Regulated information”, the 2009 reference document filed with the AMF, which includes:

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 144

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2009, our internal control over financial reporting is effective.

Deloitte & Associés and Ernst & Young et Autres, the independent registered public accounting firms that audited the consolidated financial statements in this annual report, have issued a report on Alcatel-Lucent’s internal control over financial reporting, as stated in their report set forth in Section 11.2 of this annual report.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 145

Back to Contents

11.2  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Alcatel-Lucent,

We have audited Alcatel-Lucent and its subsidiaries (the “Group”) internal control over financial reporting  as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of the Group and our report dated March 22, 2010 expressed an unqualified opinion thereon.

DELOITTE & ASSOCIES Antoine de Riedmatten	ERNST & YOUNG et Autres Jean-Yves Jégourel
Neuilly-sur-Seine, March 22, 2010

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 146

Back to Contents

11.3    STATUTORY AUDITORS

Our Statutory Auditors and Alternate Auditors who report on our parent company and consolidated accounts are:

	Appointment (1)	Most recent renewal (1)	Expiration of mandate
Statutory Auditors
Deloitte & Associés, represented by Mr Antoine de Riedmatten (2) 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine Cedex	06/18/1998	09/07/2006	12/31/2011
Ernst & Young et Autres, represented by par Mr Jean-Yves Jégourel 41, rue Ybry 92576 Neuilly-sur-Seine	06/23/1994	09/07/2006	12/31/2011
Alternate Auditors
BEAS 7-9 villa Roussay 92524 Neuilly-sur-Seine Cedex	09/07/2006		12/31/2011
Auditex Faubourg de l’Arche, 11 allée de l’Arche 92400 Courbevoie	09/07/2006		12/31/2011
(1) Date of the Annual Shareholders’ Meeting. (2) For financial statements 2009. As from 2010, Deloitte & Associés is represented by Mr. Jean-Pierre Agazzi.

Change in statutory auditors

Not applicable.

11.4    STATUTORY AUDITORS’ FEES

Fees of our Statutory Auditors and their international networks in 2008 and in 2009:

(in thousands of euros, except percentages)	Deloitte & Associés (Deloitte Touche Tohmatsu network)				Ernst & Young (Ernst & Young network)				Note
	2009		2008		2009		2008
1. Audit
Audit fees (statutory audit, audit of consolidated financial statements and certification)	8,641	88%	9,910	89%	8,237	82%	9,503	88%	1
Issuer	2,890	29%	3,879	35%	2,900	29%	3,311	31%
Consolidated entities	5,751	58%	6,031	54%	5,337	53%	6,192	57%
Audit related fees	1,014	10%	828	8%	1,581	16%	1,021	9%	2
Issuer	245	2%	108	1%	786	8%	51	0%
Consolidated entities	769	8%	720	7%	795	8%	970	9%
SUB-TOTAL	9,655	98%	10,738	97%	9,818	98%	10,524	97%
2. Other services (not audit related)									3
Legal and tax services	95	1%	108	1%	59	1%	173	2%	4
Other services	102	1%	263	2%	113	1%	99	1%	5
SUB-TOTAL	197	2%	371	3%	172	2%	272	3%
TOTAL	9,852	100%	11,109	100%	9,990	100%	10,796	100%

The table above provides the fees of Alcatel-Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2009 and 2008.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 147

Back to Contents

NOTE 1 –   AUDIT FEES (STATUTORY AUDIT, AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS AND CERTIFICATION)

The services included are those imposed by applicable law or regulations. More specifically, the services envisaged by the CNCC guide on professional standards in its chapters 2, 5 and 6 are included.

Audit fees consist of fees billed for the annual audit of the Group’s consolidated financial statements and the statutory accounts of all consolidated entities (both French and foreign). They also include the review of documents filed with the SEC and which encompasses procedures on internal controls in accordance with section 404 of the Sarbanes-Oxley Act.

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

NOTE 2 –   AUDIT-RELATED FEES

Audit related fees consist of fees billed by the independent auditors or by their networks for services that are reasonably related to the performance of the audit of the company’s (or its affiliates’) financial statements. Such services enter within Articles 10, 23 and 24, respectively, of the code of ethics of IFAC (International Federation of Accountants). Such procedures or services are generally non-recurrent and may only reasonably be provided by the independent auditors.

NOTE 3 –   OTHER SERVICES (NON-AUDIT RELATED)

Non-audit related services are services provided by the independent auditors. Those services are carried out in accordance with Article 24 of the code of ethics of IFAC. Non-audit services include tax services and other services mostly to be categorized as consultancy.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 148

Back to Contents

11.6    CODE OF ETHICS

On February 4, 2004, our Board of Directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and corporate controller. A copy of our Code of Ethics for Senior Financial Officers has been posted on our website, www.alcatel-lucent.com. This Code of Ethics is in addition to our Alcatel-Lucent Code Of Conduct, which also applies to our senior financial officers (see Section 7.7, “Alcatel-Lucent Code Of Conduct”).

11.7    FINANCIAL STATEMENTS

The following consolidated financial statements of Alcatel-Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2009, 2008 and 2007 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

11.8    EXHIBITS

1.1	Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation), dated December 31, 2008.
2.1

Form of Amended and Restated Deposit Agreement, among Alcatel-Lucent, The Bank of New York, as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel-Lucent’s Registration Statement on Form F-6 POS filed June 4, 2008). (File No. 333-138770).

4.

Agreement and Plan of Merger, dated April 2, 2006, among Lucent Technologies Inc., Alcatel and Aura Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Lucent’s Form 8-K filed November 20, 2006).

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 149

Back to Contents

11.9  CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

FORM 20-F	2009 ANNUAL REPORT ON 20-F
Item 1:Identity of Directors, Senior Management and Advisers	N/A
Item 2: Offer Statistics and Expected Timetable	N/A
Item 3: Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	Chapter 3 Risk factors
Item 4: Information On The Company
A. History and development of the Company	Chapter 4 Information about the Group
B. Business overview	Chapter 2 Activity overview, Chapter 5 Description of the Group’s activities and Chapter 6 Operating and financial review and prospects, Section 6.1 through 6.5
C. Organizational structure	Section 4.3 Structure of the principal companies consolidated in the Group as of December 31, 2009
D. Property, plants and equipment	Section 4.4 Real estate and equipment
Item 4A: Unresolved Staff Comments	N/A
Item 5: Operating and Financial Review and Prospects
A. Operating results (significant factors materially affecting the company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.5.
B. Liquidity and capital resources	Section 6.6 Liquidity and capital resources
C. Research and Development, patents and licenses, etc.	Section 6.11 Research and Development – Expenditures; headings “Research and Development costs” of Section 6.2 and Section 6.4
D. Trend information	Section 6.1 Overview of 2009 and Section 6.8 Outlook for 2010
E. Off-Balance sheet arrangements	Section 6.7 Contractual obligations and off-balance sheet contingent commitments
F. Tabular disclosure of contractual obligations	First subsection Contractual obligations of Section 6.7 Contractual obligations and off-balance sheet contingent commitments
G. Safe harbor
Item 6: Directors, Senior Management and Employees
A. Directors and senior management	Section 7.1 Governance Code, 7.2 Management and 7.4 Committees of the Board
B. Compensation

Section 7.1.2 Compensation policy of Executive Directors of the Company, Section 7.5 Compensation, Section 7.6 Interest of employees and senior management in Alcatel-Lucent’s capital and Section 7.8 Regulated agreements, commitments and related party transactions

C. Board practices

Section 7.1 Governance Code, Section 7.2 Management, Section 7.3 Powers of the Board of Directors, Section 7.4 Committees of the Board and Section 7.7 Statement of business principles and Code of ethics

1. Date of expiration of the current term of office and the period during which the person has served it that office;	Section 7.2 Management
2. Directors’ service contracts with the company or any of its subsidiaries;	Section 7.5 Compensation and Section 7.8 Regulated agreements, commitments and related party transactions
3. Company’s audit committee and remuneration committee.	Section 7.4 Committees of the Board
D. Employees	Subsection Employees of Section 5.14 Human resources
E. Share ownership (with respect to the persons listed in Item 6.B.2)

1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their voting rights; options granted to these persons on the company’s shares (title and amount of securities called for by  the options, exercise price, purchase price if any, expiration date of the options);

Section 7.2 Management, Section 7.5 Compensation and Section 7.6 Interest of employees and senior management in Alcatel-Lucent’s capital
2. Any arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.	Section 7.6 Interest of employees and senior management in Alcatel-Lucent’s capital
Item 7: Major Shareholders and Related Party Transactions Employees
A. Major shareholders	Section 9.4 Breakdown of capital and voting rights and Section 9.5 Changes of shareholdings
B. Related Party Transactions

Section 7.8 Regulated agreements, commitments, and related party transactions and Subsection Transactions by Officers and Directors in Alcatel-Lucent securities of Section 9.4 Breakdown of capital and voting rights

C. Interests of experts and counsel	N/A

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 150

Back to Contents

Item 8: Financial Information
A. Consolidated statements and other financial information	Chapter 12 Consolidated financial statements at December 31, 2009, Section 6.10 Legal matters and Section 9.7 Trend of dividend per share over 5 years
B. Significant changes since the date of the annual financial statements	N/A
Item 9: The Offer and Listing
A. Offer and listing details	Section 9.1 Listing and Section 9.2 Trading over the last five years
B. Plan of distribution	N/A
C. Markets	Section 9.1 Listing
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A
Item 10: Additional Information
A. Share capital	Chapter 8 Information concerning our capital and Section 7.6 Interest of employees and senior management in Alcatel-Lucent’s capital
B. Memorandum and Articles of Association

Section 10.1 Legal information, Section 10.2 Specific provisions of the by-laws and of law, Subsection Ownership of shares by non-French persons of Section 10.3 American Depositary Shares, taxation and certain other matters and Section 9.6 Shareholders’ Meeting

C. Material contracts	Section 4.5 Material contracts
D. Exchange controls	Subsection Exchange controls of Section 10.3 American Depositary Shares, taxation and certain other matters
E. Taxation	Subsection Taxation of Section 10.3 American Depositary Shares, taxation and certain other matters
F. Dividends and paying agents	N/A
G. Statement by experts	N/A
H. Documents on display	Section 10.4 Documents on display
I. Subsidiary information	No information in this regard
Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.9 Qualitative and quantitative disclosures about market risk
Item 12: Description of Securities Other than Equity Securities
D. American Depositary Shares	Subsection Description of the ADSs of Section 10.3 American Depositary Shares, taxation and certain other matters
Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A
Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15: Controls and Procedures	Section 11 Controls and procedures, Statutory Auditors’ fees and other matters
(a) Disclosure controls and procedures	Subsection Disclosure controls and procedures of Section 11.1 Controls and procedures
(b) Management’s annual report on internal control over financial reporting	Subsection Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures
(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financia reporting.	Section 11.2 Report of independent registered public accounting firms
(d) Changes in internal control over financial reporting	Subsection Management’s annual report on internal control over financial reporting of Section 11.1 Controls and Procedures
Item 16: Reserved	Reserved
Item 16A: Audit Committee Financial Expert	Section 11.5 Audit Committee financial expert
Item 16B: Code of Ethics	Section 11.6 Code of ethics
Item 16C: Principal Accountant Fees and Services	Section 11.3 Statutory Auditors and Section 11.4 Statutory Auditors’ fees
Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 8.6 Purchases of Alcatel-Lucent shares by the company
Item 16F: Change in Registrant’s Certifying Accountant	Section 11.3 Statutory Auditors
Item 16G: Corporate Governance	Section 7.9 Major differences between our corporate governance practices and NYSE requirements
Item 17: Financial Statements	See Item 11.7 Financial statements
Item 18: Financial Statements	Section 11.7 Financial statements
Item 19: Exhibits	Section 11.8 Exhibits

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 151

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Financial Officer

March 22, 2010

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 152

Back to Contents

12  CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2009

Report of independent registered public accounting firms

154

Consolidated income statements

155

Consolidated statements of comprehensive income

156

Consolidated statements of financial position

157

Consolidated statements of cash flows

159

Consolidated statements of changes in equity

160

Notes to consolidated financial statements

161

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 153

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors:

We have audited the accompanying consolidated statements of financial position of Alcatel-Lucent and subsidiaries, (the “Group”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2009, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2010 expressed an unqualified opinion thereon.

s/ ERNST & YOUNG et Autres Represented by Jean-Yves Jégourel	s/ DELOITTE & ASSOCIES
Neuilly-sur-Seine, March 22, 2010

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 154

Back to Contents

CONSOLIDATED INCOME STATEMENTS

(in millions of euros except per share information)	Notes	2009 (1)	2009	2008	2007
Revenues	(5) & (6)	U.S. $ 21,723	€ 15,157	€ 16,984	€ 17,792
Cost of sales (2)	(4)	(14,398)	(10,046)	(11,190)	(12,083)
Gross profit		7,325	5,111	5,794	5,709
Administrative and selling expenses (2)	(4)	(4,175)	(2,913)	(3,093)	(3,462)
Research and development expenses before capitalization of development expenses		(3,622)	(2,527)	(2,858)	(3,107)
Impact of capitalization of development expenses		6	4	101	153
Research and development costs (2)		(3,616)	(2,523)	(2,757)	(2,954)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments	(5)	(466)	(325)	(56)	(707)
Restructuring costs (2)	(27)	(867)	(605)	(562)	(856)
Litigations (3)		(156)	(109)
Impairment of assets	(7)	-	-	(4,725)	(2,944)
Gain/(loss) on disposal of consolidated entities (4)	(3)	142	99	(7)	-
Post-retirement benefit plan amendments	(25f)	355	248	47	258
Income (loss) from operating activities		(992)	(692)	(5,303)	(4,249)
Interest relative to gross financial debt		(449)	(313)	(391)	(403)
Interest relative to cash and cash equivalents		85	59	179	230
Finance costs	(8)	(364)	(254)	(212)	(173)
Other financial income (loss)	(8)	357	249	366	541
Share in net income (losses) of equity affiliates	(16)	1	1	96	110
Income (loss) before income tax, related reduction of goodwill and discontinued operations		(998)	(696)	(5,053)	(3,771)
Reduction of goodwill related to deferred tax assets initially unrecognized	(9)	-	-	-	(256)
Income tax benefit (expense)	(9)	86	60	(153)	(60)
Income (loss) from continuing operations		(912)	(636)	(5,206)	(4,087)
Income (loss) from discontinued operations	(10)	190	132	33	610
NET INCOME (LOSS)		(722)	(504)	(5,173)	(3,477)
Attributable to:
• Equity owners of the parent		(751)	(524)	(5,215)	(3,518)
• Non-controlling interests		29	20	42	41
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(11)	U.S. $ (0.33)	€ (0.23)	€ (2.31)	€ (1.56)
• Diluted earnings (loss) per share	(11)	U.S. $ (0.33)	€ (0.23)	€ (2.31)	€ (1.56)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share		U.S. $ (0.42)	€ (0.29)	€ (2.32)	€ (1.83)
• Diluted earnings (loss) per share		U.S. $ (0.42)	€ (0.29)	€ (2.32)	€ (1.83)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share		U.S. $ 0.09	€ 0.06	€ 0.01	€ 0.27
• Diluted earnings per share		U.S. $ 0.09	€ 0.06	€ 0.01	€ 0.27

(1)

Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = $ 1,4332 on December 31, 2009.

(2)

Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 23e.

(3)

Related to material litigations (see Note 1p): the FCPA litigation disclosed in Notes 34a (for an amount of € 93 million representing the net present value of U.S. $ 137.4 million) and the Fox River litigation disclosed in Note 31 (Lucent’s separation agreements for an amount of € 16 million or U.S. $ 22 million).

(4)

2009 amount is related to the disposal of the Fractional Horsepower Motors activity (see Note 3).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 155

Back to Contents

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of euros)	Notes	2009 (1)	2009	2008	2007
Net income (loss) for the year		U.S. $ (722)	€ (504)	€ (5,173)	€ (3,477)
Financial assets available for sale:	(17)	19	13	(38)	20
• Valuation gains/(losses) taken to equity		32	22	(38)	47
• Transferred to profit or loss on sale		(13)	(9)	-	(27)
Cumulative translation adjustments		56	39	112	(993)
Cash flow hedging:	(28)	16	11	5	(4)
• Amount taken to equity		(13)	(9)	(14)	(7)
• Recycling in income (loss)		29	20	19	3
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(25)	(835)	(582)	(1,965)	43
Tax on items recognized directly in equity	(9)	(1)	(1)	429	68
Other adjustments		(76)	(53)	86	(14)
Total other comprehensive income/(loss)		(821)	(573)	(1,371)	(880)
• Of which transferred to profit and loss		16	11	19	(24)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		(1,543)	(1,077)	(6,544)	(4,357)
Attributable to:
• Equity owners of the parent		(1,546)	(1,079)	(6,635)	(4,395)
• Non-controlling interests		3	2	91	38
(1) Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = $ 1,4332 on December 31, 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 156

Back to Contents

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS (in millions of euros)	Notes	December 31, 2009 (1)	December 31, 2009	December 31, 2008	December 31, 2007
Non-current assets:
Goodwill	(12)	U.S. $ 5,974	€ 4,168	€ 4,215	€ 7,328
Intangible assets, net	(13)	3,173	2,214	2,567	4,230
Goodwill and intangible assets, net		9,147	6,382	6,782	11,558
Property, plant and equipment, net	(14)	1,806	1,260	1,351	1,428
Investment in net assets of equity affiliates	(16)	86	60	113	1,352
Other non-current financial assets, net	(17)	562	392	696	704
Deferred tax assets	(9)	1,198	836	852	1,232
Prepaid pension costs	(25)	3,439	2,400	2,298	3,472
Other non-current assets	(21)	449	314	650	389
Total non-current assets		16,688	11,644	12,742	20,135
Current assets:
Inventories and work in progress, net	(18) & (19)	2,328	1,624	2,196	2,235
Amounts due from customers on construction contracts	(18)	757	528	495	704
Trade receivables and other receivables, net	(18) & (20)	4,616	3,221	4,330	4,163
Advances and progress payments	(18)	133	93	99	110
Other current assets	(21)	1,376	960	1,395	1,117
Current income taxes		225	157	113	60
Marketable securities, net	(17) & (26)	2,856	1,993	906	894
Cash and cash equivalents	(26)	5,127	3,577	3,687	4,377
• Current assets before assets held for sale		17,418	12,153	13,221	13,660
Assets held for sale and assets included in disposal groups held for sale	(10)	73	51	1,348	35
Total current assets		17,491	12,204	14,569	13,695
TOTAL ASSETS		34,179	23,848	27,311	33,830
(1) Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = $ 1,4332 on December 31, 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 157

Back to Contents

EQUITY AND LIABILITIES (in millions of euros)	Notes	December 31, 2009 (1)	December 31, 2009	December 31, 2008	December 31, 2007
Equity:
Capital stock (€ 2 nominal value: 2,318,060,818 ordinary shares issued at December 31, 2009, 2,318,041,761 ordinary shares issued at December 31, 2008 and 2,317,441,420 ordinary shares issued at December 31, 2007)	(23)	U.S. $ 6,644	€ 4,636	€ 4,636	€ 4,635
Additional paid-in capital		23,919	16,689	16,628	16,543
Less treasury stock at cost		(2,246)	(1,567)	(1,566)	(1,567)
Accumulated deficit, fair value and other reserves		(20,807)	(14,518)	(8,820)	(3,821)
Cumulative translation adjustments		(1,399)	(976)	(1,030)	(1,085)
Net income (loss) – attributable to the equity owners of the parent	(11) & (22)	(751)	(524)	(5,215)	(3,518)
• Equity attributable to equity owners of the parent	(23)	5,360	3,740	4,633	11,187
• Non-controlling interests	(23)	816	569	591	515
Total equity	(23) & (24)	6,176	4,309	5,224	11,702
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(25)	7,228	5,043	4,807	4,447
Bonds and notes issued, long-term	(24) & (26)	5,853	4,084	3,931	4,517
Other long-term debt	(26)	136	95	67	48
Deferred tax liabilities	(9)	1,516	1,058	1,152	1,897
Other non-current liabilities	(21)	300	209	443	366
Total non-current liabilities		15,033	10,489	10,400	11,275
Current liabilities:
Provisions	(27)	2,878	2,008	2,424	2,566
Current portion of long-term debt	(26)	825	576	1,097	483
Customers’ deposits and advances	(18) & (29)	916	639	929	847
Amounts due to customers on construction contracts	(18)	95	66	188	407
Trade payables and other payables	(18)	5,627	3,926	4,571	4,514
Current income tax liabilities		103	72	185	70
Other current liabilities	(21)	2,526	1,763	2,293	1,966
Total current liabilities		12,970	9,050	11,687	10,853
TOTAL EQUITY AND LIABILITIES		34,179	23,848	27,311	33,830
(1) Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = $ 1,4332 on December 31, 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 158

Back to Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of euros)	Notes	2009 (1)	2009	2008	2007
Cash flows from operating activities
Net income (loss) – attributable to the equity owners of the parent		U.S. $ (751)	€ (524)	€ (5,215)	€ (3,518)
Non-controlling interests		29	20	42	41
Adjustments	(30)	414	289	5,826	3,890
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(30)	(308)	(215)	653	413
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(18)	586	409	(88)	(311)
Trade receivables and other receivables	(18)	1,279	892	109	(685)
Advances and progress payments	(18)	17	12	9	(29)
Trade payables and other payables	(18)	(1,071)	(747)	4	627
Customers’ deposits and advances	(18)	(109)	(76)	(64)	164
Other current assets and liabilities		(27)	(19)	(101)	22
Cash provided (used) by operating activities before interest and taxes		367	256	522	201
Interest received		103	72	157	202
Interest paid		(350)	(244)	(349)	(354)
Taxes (paid)/received		(127)	(89)	(123)	(73)
Net cash provided (used) by operating activities		(7)	(5)	207	(24)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		36	25	188	93
Capital expenditures	(13) & (14)	(990)	(691)	(901)	(842)
Of which impact of capitalization of development costs	(13)	(407)	(284)	(410)	(414)
Decrease (increase) in loans and other non-current financial assets		29	20	26	(31)
Cash expenditures for acquisition of consolidated and non-consolidated companies		(17)	(12)	(73)	(24)
Cash and cash equivalents from consolidated companies acquired		19	13	-	-
Cash proceeds from sale of previously consolidated and non-consolidated companies		2,529	1,765	22	293
Cash expenditure for acquisition of marketable securities		(1,523)	(1,062)	12	1,050
Net cash provided (used) by investing activities		83	58	(726)	539
Cash flows from financing activities:
Issuance/(repayment) of short-term debt		(122)	(85)	(24)	(251)
Issuance of long-term debt	(26)	1,513	1,056	-	-
Repayment/repurchase of long-term debt	(26)	(1,740)	(1,214)	(226)	(509)
Proceeds from issuance of shares		,	-	-	15
Proceeds from disposal/(acquisition) of treasury stock		,	-	-	5
Dividends paid		(6)	(4)	(7)	(366)
Net cash provided (used) by financing activities		(354)	(247)	(257)	(1,106)
Cash provided (used) by operating activities of discontinued operations	(10)	-	-	-	(77)
Cash provided (used) by investing activities of discontinued operations	(10)	165	115	21	652
Cash provided (used) by financing activities of discontinued operations	(10)	-	-	-	(352)
Net effect of exchange rate changes		(45)	(31)	65	(125)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(158)	(110)	(690)	(493)
Cash and cash equivalents at beginning of period / year		5,284	3,687	4,377	4,749
Cash and cash equivalents at end of year (2)		5,127	3,577	3,687	4,377
Cash and cash equivalents at beginning of year classified as assets held for sale		-	-	-	121
Cash and cash equivalents at end of year classified as assets held for sale		-	-	-	-

(1)

Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of € 1 = $ 1,4332 on December 31, 2009.

(2)

Includes € 718 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2009 (€ 678 million as of December 31, 2008 and € 460 million as of December 31, 2007). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 159

Back to Contents

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions of euros and number of shares)	Number of shares (3)	Capital stock	Additional paid-in capital	Accumulated deficit	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	Total
BALANCE AT DECEMBER 31, 2006 AFTER APPROPRIATION	2,250,939,150	4,619	16,443	(3,837)	290	(1,572)	(115)	-	15,828	495	16,323
Changes in equity for 2007
Total comprehensive income (loss) for 2007 (1)				(14)	107		(970)	(3,518)	(4,395)	38	(4,357)
Capital increases	7,762,279	16	28						44		44
Early redemption of 8% convertible debenture			(30)						(30)		(30)
Share-based payments			102						102		102
Treasury stock	349,304			(4)		5			1		1
Dividends				(361)					(361)	(18)	(379)
Appropriation of 2007 net income (loss)				(3,518)				3,518
Other adjustments				(2)					(2)	-	(2)
BALANCE AT DECEMBER 31, 2007 AFTER APPROPRIATION	2,259,050,733	4,635	16,543	(7,736)	397	(1,567)	(1,085)	-	11,187	515	11,702
Changes in equity for 2008
Total comprehensive income (loss) for 2008 (1)				86	(1,561)	-	55	(5,215)	(6,635)	91	(6,544)
Capital increases	600,341	1							1		1
Share-based payments			88						88		88
Treasury stock	4,697	-	-	(3)		1			(2)		(2)
Dividends									-	(19)	(19)
Appropriation of 2008 net income (loss)				(5,215)				5,215	-		-
Other adjustments				(6)					(6)	4	(2)
BALANCE AT DECEMBER 31, 2008 AFTER APPROPRIATION	2,259,655,771	4,636	16,631	(12,874)	(1,164)	(1,566)	(1,030)	-	4,633	591	5,224
Changes in equity for 2009
Total comprehensive income (loss) for 2009 (1)				(53)	(556)		54	(524)	(1,079)	2	(1,077)
Capital increases	19,057
Share-based payments			58						58	-	58
Treasury stock	65,596			(4)		(1)			(5)	-	(5)
Equity component of Oceane 2015 issued in 2009, net of tax				128					128	-	128
Dividends										(5)	(5)
Other adjustments				4	1				5	(19)	(14)
BALANCE AT DECEMBER 31, 2009 BEFORE APPROPRIATION	2,259,740,424	4,636	16,689	(12,799)	(1,719)	(1,567)	(976)	(524)	3,740	569	4,309
Proposed appropriation (2)				(524)				524
BALANCE AT DECEMBER 31, 2009 AFTER APPROPRIATION	2,259,740,424	4,636	16,689	(13,323)	(1,719)	(1,567)	(976)	-	3,740	569	4,309

(1)

See consolidated statements of comprehensive income.

(2)

The appropriation is proposed by the Board of Directors and must be approved at the Shareholders Meeting, to be held June 1, 2010 before being final.

(3)

See Note 23.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 160

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1   Summary of accounting policies

162

Note 2   Principal uncertainties regarding the use of estimates

170

Note 3   Changes in consolidated companies

176

Note 4   Change in accounting policy and presentation

177

Note 5   Information by operating segment and by geographical segment

178

Note 6   Revenues

181

Note 7   Impairment losses recognized in the income statement

182

Note 8   Financial income (loss)

183

Note 9   Income tax and related reduction of goodwill

183

Note 10   Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

186

Note 11   Earnings per share

187

Note 12   Goodwill

188

Note 13   Intangible assets

191

Note 14   Property, plant and equipment

194

Note 15   Finance leases and operating leases

197

Note 16   Investment in net assets of equity affiliates and joint ventures

197

Note 17   Financial assets

199

Note 18   Operating working capital

201

Note 19   Inventories and work in progress

202

Note 20   Trade receivables and related accounts

202

Note 21   Other assets and liabilities

203

Note 22   Allocation of 2009 net income (loss)

203

Note 23   Shareholders’ equity

204

Note 24   Compound financial instruments

220

Note 25   Pensions, retirement indemnities and other post-retirement benefits

223

Note 26   Financial debt

235

Note 27   Provisions

239

Note 28   Market-related exposures

241

Note 29   Customers’ deposits and advances

248

Note 30   Net cash provided (used) by operating activities before changes in working capital, interest and taxes

248

Note 31   Contractual obligations and disclosures related to off balance sheet commitments

249

Note 32   Related party transactions

252

Note 33   Employee benefit expenses, staff training rights and audit fees

253

Note 34   Contingencies

254

Note 35   Events after the statement of financial position date

257

Note 36   Main consolidated companies

258

Note 37   Quarterly information (unaudited)

259

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 161

Back to Contents

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters are situated at 54, rue la Boétie, 75008 Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

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

On February 9, 2010, Alcatel-Lucent’s Board of Directors authorized for issuance these consolidated financial statements at December 31, 2009. The consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting to be held on June 1st, 2010.

Note 1   Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these consolidated financial statements for issuance.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, IFRSs, International Accounting Standards (“IASs”) and accounting interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).

The accounting policies and measurement principles adopted for the consolidated financial statements as of and for the year ended December 31, 2009 are the same as those used in the consolidated financial statements as of and for the year ended December 31, 2008, except the changes disclosed hereafter.

As of December 31, 2009, all IFRSs that the IASB has published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of both:

•

IAS 39, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements, and

•

IFRIC 12 “Service Concession Arrangements”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfers of Assets from Customers”, and IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, which are all not yet mandatory in the EU. However, the first three interpretations are not applicable to the Group, because none of the Group’s transactions are currently within their scopes, and the last interpretation is also not applicable, because it is not the Group’s policy to hedge net investments in foreign operations.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

New published IASB financial reporting standards, amendments and interpretations, which the EU has endorsed and which are mandatory in the EU as of January 1, 2009

The IASB published a revised IAS 1 “Presentation of Financial Statements” in 2007, which became effective as of January 1, 2009. The main changes from the previous version of IAS 1 are:

•

the titles “balance sheet” and “cash flow statement” are now denominated “statement of financial position” and “statement of cash flows”;

•

all changes arising from transactions with owners in their capacity as owners are presented separately from non-owner changes in equity;

•

income and expenses are presented in either one statement (statement of comprehensive income) or two statements (a separate income statement and a statement of comprehensive income);

•

total comprehensive income is presented in the financial statements.

The IASB also published the following amendments, improvements and interpretations, which became effective as of January 1, 2009:

•

amendment to IFRS 2 “Share-based Payment” - Vesting Conditions and Cancellations;

•

amendments to IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements - Puttable Financial Instruments and Obligations arising on Liquidation”;

•

improvements to IFRSs issued by the IASB in May 2008 (except the improvements related to IFRS 5- “Non-current Assets Held For Sale and Discontinued Operations”, improvement applicable as of January 1, 2010);

•

amendments to IFRS 1 “First-time Adoption of IFRSs” and IAS 27 “Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate”;

•

amendment to IFRS 7 “Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments”;

•

amendments to IFRIC 9 and IAS 39 “Financial Instruments: Recognition and Measurement – Embedded Derivatives” (effective July 1, 2009);

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 162

Back to Contents

•

IFRIC 13 “Customer Loyalty Programmes”.

None of the above had a material impact on the Group’s consolidated financial statements for the year ended December 31, 2009.

New published IASB financial reporting standards, amendments and interpretations, which are not yet mandatory, but which the EU has endorsed

The IASB published the following standards, amendments and interpretations prior to December 31, 2009, which are not yet mandatory and for which the Group did not elect early application:

•

a revised IFRS 3 “Business Combinations” and an amended IAS 27 “Consolidated and Separate Financial Statements”. We will apply these revised and amended standards to business combinations, for which the acquisition date is on or after January 1, 2010;

•

revised IFRS 1 “First-time Adoption of IFRSs”;

•

amendment to IAS 39 “Financial Instruments: Recognition and Measurement – Eligible Hedged Items”;

•

amendment to IAS 32 “Financial Instruments: Presentation - Classification of Rights Issues”;

•

IFRIC 17 “Distributions of Non-cash Assets to Owners”.

None of these revised standards, amendments or interpretations is anticipated to have a material impact on our future consolidated financial statements except IFRS 3 revised and IAS 27 amended. If we were to enter into significant, new business combinations, these revised and amended standards could have a material impact on our future consolidated financial statements.

Transitional provisions of IFRS 3 affecting income taxes could also have a material impact on our future consolidated financial statements, since deferred tax assets recognized after completion of a business combination that had not been initially recognized will be recognized in the income statement without any related reduction of goodwill, contrary to the accounting treatment prescribed in the current IFRS 3 (see Note 1n).

In this respect, significant unrecognized income tax loss carry-forwards that relate to Lucent Technologies could materially impact the Group’s consolidated income statement in a positive way, if, in compliance with IAS 12 “Income Taxes”, the Group is able to recognize deferred tax assets in the future corresponding to these tax losses.

New IASB financial reporting standards, amendments and interpretations published, which are not yet mandatory, and which the EU has not yet endorsed

The IASB published the following standards, amendments and interpretations prior to December 31, 2009, which are not yet mandatory:

•

improvements to IFRSs (issued April 2009);

•

amendments to IFRS 2 “Share-based Payment - Group Cash-settled Share-based Payment Transactions” (issued June 2009);

•

IFRS 1 “First-Time Adoption of IFRSs – Additional Exemptions for First-Time Adopters” (issued July 2009);

•

a revised IAS 24 “Related Party Disclosures” (issued November 2009);

•

IFRS 9 “Financial Instruments” (issued November 2009);

•

IFRIC 14 “Prepayments of a Minimum Funding Requirement” (issued November 2009);

•

IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (issued November 2009).

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

Companies over which the Group has significant influence (investments in “associates” or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is 20% or more.

In accordance with SIC 12 “Consolidation – Special Purpose Entities”, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group.

All significant intra-Group transactions are eliminated.

C/  BUSINESS COMBINATIONS

Regulations governing first-time adoption: business combinations that were completed before January 1, 2004, the transition date to IFRSs, were not restated, as permitted by the optional exemption included in IFRS 1. Goodwill was therefore not recognized for business combinations occurring prior to January 1, 2004, which was previously accounted for in accordance with Article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable”. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting policies, and the difference between this value and the acquisition cost of the shares is adjusted directly against equity.

Business combinations after January 1, 2004: these business combinations are accounted for in accordance with the purchase method required by IFRS 3. Once control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including both the Group interest and non-controlling interests. Any excess between the purchase price and the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 163

Back to Contents

D/  TRANSLATION OF FINANCIAL STATEMENTS DENOMINATED IN FOREIGN CURRENCIES

The statements of financial position of consolidated entities having a functional currency different from the presentation currency of the Group (i.e. euro) are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date), and the income statements, statements of comprehensive income and statement of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Cumulative translation adjustments”.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore expressed in the entity’s functional currency and translated into euros using the closing exchange rate.

Regulations governing first-time adoption: in accordance with the option available under IFRS 1, the accumulated total of translation adjustments at the transition date was deemed to be zero. This amount was reversed against retained earnings, leaving the amount of equity unchanged. Translation adjustments that predate the IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated subsidiaries or equity affiliates existing as of the IFRS transition date.

E/  TRANSLATION OF FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At period-end, foreign currency monetary assets and liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains or losses are recorded in the income statement in “other financial income (loss)”.

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in equity under the caption “Cumulative translation adjustments” until the disposal of the investment. Refer to Note 1d above for information on the recognition of translation adjustments at the IFRS transition date.

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

In addition to derivatives used to hedge firm commitments documented as fair value hedges, beginning on April 1, 2005, Alcatel-Lucent designated and documented highly probable future streams of revenue and entered into hedge transactions with respect to such revenue. The corresponding derivatives are accounted for in accordance with the requirements governing cash flow hedge accounting.

Certain foreign exchange derivatives are not considered eligible for hedge accounting treatment, as the derivatives are not designated as such for cost/benefit reasons.

Derivatives related to commercial bids are not considered eligible for hedge accounting treatment and therefore changes in their fair values are accounted for in the statement of income.

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

-

the project is clearly defined, and the costs are separately identified and reliably measured,

-

the technical feasibility of the project is demonstrated,

-

the ability to use or sell the products created during the project,

-

the intention exists to finish the project and use or sell the products created during the project,

-

a potential market for the products created during the project exists or their usefulness, in case of internal use, is demonstrated, leading one to believe that the project will generate probable future economic benefits, and

-

adequate resources are available to complete the project.

These development costs are amortized over the estimated useful life of the projects or the products they are incorporated within. The amortization of capitalized development costs begins as soon as the related product is released.

Specifically for software, useful life is determined as follows:

-

in case of internal use: over its probable service lifetime,

-

in case of external use: according to prospects for sale, rental or other forms of distribution.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 164

Back to Contents

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

Impairment tests are carried out using the methods described in Note 1g.

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

Goodwill is tested for impairment at least annually. This is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s Business Divisions (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) and the Group Business Division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure, Business Divisions are one level below the four operating segments (Carrier, Applications Software, Enterprise and Services). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

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

When the reporting structure is reorganized in a way that changes the composition of one or more Business Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying Business Divisions have changed. Such reallocations were made in October 2007 and on January 1, 2009, using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, being primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization is taken into account within cost of sales, research and development costs (acquired technology, IPR&D, etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (refer to Note 1p). In-process R&D amortization begins once technical feasibility is reached. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 165

Back to Contents

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

J/  TREASURY STOCK

Treasury shares owned by Alcatel-Lucent or its subsidiaries are valued at cost and are deducted from equity. Proceeds from the sale of such shares are recognized directly in equity.

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

The service cost is recognized in “income from operating activities” and the interest cost and expected return on plan assets are recognized in “financial income (loss)”. The impact of plan amendments is presented on a specific line item of the income statement if material (see Note 1p).

The amount of prepaid pension obligations cannot exceed the net total present value of any available refund from the plan or reduction in future contributions to the plan. The use of excess pension plan assets to fund retiree healthcare obligations for formerly union-represented retirees is considered a refund from the related plan. In particular, under Section 420 of the Internal Revenue Code in the United States of America as amended by the Pension Protection Act of 2006, Alcatel-Lucent can use excess pension plan assets applicable to formerly union-represented retirees to fund the retiree healthcare plan for such retirees through 2013.

As of January 1, 2007, the Group has elected the option provided for in the amendment of IAS 19 “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” (paragraphs 93A to 93D) that allows for the immediate recognition of actuarial gains and losses and any adjustments arising from asset ceiling limitations, net of deferred tax effects, outside of the income statement in the statement of comprehensive income.

Regulations governing first-time adoption

In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date were recorded in equity. Before the change in accounting method, which was retroactively applied from January 1, 2005, the corridor method had been applied starting January 1, 2004.

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

L/  PROVISIONS FOR RESTRUCTURING AND RESTRUCTURING COSTS

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by Group management and have been announced and committed before the date of the Group’s financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 166

Back to Contents

Other costs (removal costs, training costs of transferred employees, etc) and write-offs of fixed assets, inventories, work in progress and other assets, directly linked to restructuring measures, are also accounted for in restructuring costs in the income statement.

The amounts reserved for anticipated payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in “other financial income (loss)”.

M/  FINANCIAL DEBT – COMPOUND FINANCIAL INSTRUMENTS

Certain financial instruments contain both a liability and an equity component, including bonds that can be converted into or exchanged for new or existing shares and notes mandatorily redeemable for new or existing shares. The different components of compound financial instruments are accounted for in equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

For instruments issued by historical Alcatel, the financial liability component was valued on the issuance date at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in equity is equal to the difference between the debt issue amount and the financial liability component.

The financial liability component of historical Lucent’s convertible bonds was computed at present value on the business combination closing date, using the method as described in the preceding paragraph, taking into account the contractual maturity dates. The difference between the fair value of the convertible bonds and the corresponding financial liability component was accounted for in equity.

In accordance with IAS 32 AG33 and AG34 requirements, the consideration paid in connection with an early redemption of a compound financial instrument is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

N/  DEFERRED TAXATION AND PENALTIES ON TAX CLAIMS

Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax basis of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes in tax rates are recorded in equity or in net income (loss) for the year in which the tax rate change is enacted.

Deferred tax assets are recorded in the consolidated statement of financial position when it is probable that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

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

If the potential benefit of the acquiree’s income tax loss carry-forwards or other deferred tax assets do not satisfy the criteria in IFRS 3 for separate recognition when a business combination is initially accounted for, but are subsequently realized, the acquirer will recognize the resulting deferred tax income in profit or loss. In addition:

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

Penalties recognized on tax claims are accounted for in the “income tax” line item in the income statement.

O/  REVENUES

Revenues include net goods, equipment, and services sales from the Group’s principal business activities and income due from licensing fees and from grants, net of value added taxes (VAT).

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

The majority of revenues from the sale of goods and equipment are recognized under IAS 18 when persuasive evidence of an arrangement with the customer exists, delivery has occurred, the significant risks and rewards of ownership of a product have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements in which the customer specifies formal substantive acceptance of the goods, equipment, services or software, revenue is deferred until all the acceptance criteria have been met.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 167

Back to Contents

Revenues from contracts that are multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices or by deferring the fair value associated with undelivered elements. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, and delivery or performance of the undelivered elements is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting in accordance with the criteria described in the preceding paragraph.

The remaining revenues are recognized from construction contracts under IAS 11. Construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and network build-outs with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in cost of sales. If uncertainty exists regarding customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Construction contract costs are recognized as incurred when the outcome of a construction contract cannot be estimated reliably. In this situation, revenues are recognized only to the extent of the costs incurred that are probable of recovery. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Changes in provisions for penalties for delayed delivery or poor contract execution are reported in revenues and not in cost of sales.

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

When software is embedded in the Group’s hardware and the software and hardware function together to deliver the product’s essential functionality, the transaction is considered a hardware transaction and guidance from IAS 18 is applied. For revenues generated from licensing, selling or otherwise marketing software solutions or standalone software sales, the Group also applies the guidance from IAS 18 but requires vendor specific objective evidence (VSOE) of fair value to separate multiple software elements. In addition, if any undelivered element in these transactions is essential to the functionality of delivered elements, revenue is deferred until such element is delivered or the last element is delivered. If the last undelivered element is a service, revenue for such transactions is recognized ratably over the service period.

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

P/  INCOME (LOSS) FROM OPERATING ACTIVITIES BEFORE RESTRUCTURING COSTS, IMPAIRMENT OF ASSETS, GAIN/(LOSS) ON DISPOSAL OF CONSOLIDATED ENTITIES, LITIGATIONS AND POST-RETIREMENT BENEFIT PLAN AMENDMENTS AND INCOME (LOSS) FROM OPERATING ACTIVITIES

Alcatel-Lucent has considered it relevant to the understanding of the Group’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

This subtotal, named “Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

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

Income (loss) from operating activities includes gross margin, administrative and selling expenses and research and development costs (see Note 1f) and, in particular, pension costs (except for the financial component, see Note 1k), employee profit sharing, valuation allowances on receivables (including the two categories of vendor financing as described in Note 1v) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 168

Back to Contents

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

Q/  FINANCE COSTS AND OTHER FINANCIAL INCOME (LOSS)

Finance costs include interest charges and interest income relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE and other convertible bonds, other long-term debt (including lease-financing liabilities), all cash and similar items (cash, cash equivalents and marketable securities) and the changes in fair values of marketable securities accounted for at fair value through the income statement.

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

When tax law requires interest to be paid (received) on an underpayment (overpayment) of income taxes, this interest is accounted for in the “other financial income (loss)” line item in the income statement.

R/  STRUCTURE OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Most of the Group’s activities in the various business segments have long-term operating cycles and as a result, current assets and current liabilities include certain elements that are due after one year.

S/  FINANCIAL INSTRUMENTS AND DERECOGNITION OF FINANCIAL ASSETS

Financial instruments

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodities.

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

Derecognition of financial assets

A financial asset as defined under IAS 32 “Financial Instruments: Disclosure and Presentation” is totally derecognized (removed from the statement of financial position) when, for instance, the Group expects no further cash flow to be generated by it and transfers substantially all risks and rewards attached to it.

In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement”, on the basis that risk of late payment is considered marginal. A more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could put into question the accounting treatment that has been adopted. The amount of receivables sold without recourse is given in Note 18.

T/  CASH AND CASH EQUIVALENTS

In accordance with IAS 7 “Statement of Cash Flows”, cash and cash equivalents in the consolidated statements of cash flows include cash (cash funds) and cash equivalents (term deposits and short-term investments that are very liquid and readily convertible to known amounts of cash and are only subject to negligible risks of changes in value). Cash and cash equivalents in the statement of cash flows do not include investments in listed securities, investments with an initial maturity date exceeding three months and without an early exit clause, or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country (exchange controls) or sector of activities.

Bank overdrafts are considered as financing and are also excluded from cash and cash equivalents.

Cash and cash equivalents in the consolidated statements of financial position correspond to the cash and cash equivalents defined above.

U/  MARKETABLE SECURITIES

Marketable securities are quoted market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as financial assets at fair value through profit or loss, changes in fair value are recorded in the income statement (in finance costs). For available-for-sale securities, changes in fair value are recorded in equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

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

Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in commitments that are not in the statement of financial position.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 169

Back to Contents

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

Outstanding stock options at the acquisition date of a company acquired by Alcatel-Lucent in a business combination are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 “Business Combinations” and IFRS 2 “Share-based Payment” requirements, the fair value of stock options acquired at the time of acquisition is accounted for in the caption “additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in equity (included in additional paid-in capital). The sum of these two amounts (fair value of outstanding stock options less deferred compensation), equivalent to the fair value of vested options, is taken into account in the cost of the business combination.

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

Note 2   Principal uncertainties regarding the use of estimates

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of December 31, 2009. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

A/  VALUATION ALLOWANCE FOR INVENTORIES AND WORK IN PROGRESS

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Valuation allowance for inventories and work in progress on construction contracts	(500)	(654)	(514)
	2009	2008	2007
Impact of changes in valuation allowance on income tax, related reduction of goodwill and discontinued operations	(139)	(285)	(186)

B/  IMPAIRMENT OF CUSTOMER RECEIVABLES

An impairment loss is recorded for customer receivables if the expected value of the future receipts is below the nominal value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Accumulated impairment losses on customer receivables	(168)	(207)	(187)
	2009	2008	2007
Impact of impairment losses on income (loss) before income tax, related reduction of goodwill and discontinued operations	(23)	(17)	(3)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 170

Back to Contents

C/  CAPITALIZED DEVELOPMENT COSTS, OTHER INTANGIBLE ASSETS AND GOODWILL

Capitalized development costs

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Capitalized development costs, net	558	578	596

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

An impairment loss of € 20 million for capitalized development costs was accounted for in 2009.

Impairment losses for capitalized development costs of € 135 million were accounted for in the fourth quarter of 2008 mainly related to a change in our WiMAX strategy, by focusing on supporting fixed and nomadic broadband access applications for providers. These impairment losses are presented in the line item “Impairment of assets” in the income statement.

During the fourth quarter of 2009, following the Group’s decision to cease any new WiMAX development on the existing hardware platform and software release, restructuring costs of € 44 million were reserved.

Impairment losses for capitalized development costs of € 41 million were accounted for in 2007 mainly related to the UMTS (Universal Mobile Telecommunications Systems) business.

Other intangible assets and Goodwill

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Goodwill, net	4,168	4,215	7,328
Intangible assets, net (1)	2,214	2,567	4,230
TOTAL	6,382	6,782	11,558
(1) Including capitalized development costs, net.

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination (see Note 3), using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent's management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss on goodwill was accounted for during 2009.

Impairment losses of € 4,545 million were accounted for in 2008 mainly related to the CDMA (€ 2,533 million), Optics (€ 1,019 million), Multicore (€ 300 million), and Applications (€ 339 million) business divisions, each of which were considered to be groups of Cash Generating Units (“CGUs”) in 2008 at which level impairment tests of goodwill are performed (see Notes 7, 12 and 13).

An impairment loss of € 2,832 million was accounted for in 2007, of which € 2,657 million was charged to goodwill and € 175 million was charged to other intangible assets, mainly for the CDMA and IMS Business Divisions and the UMTS business.

The recoverable value of each business division is calculated upon a five years discounted cash flow approach plus a discounted residual value, corresponding to the weighted average of the following three approaches:

•

capitalization to perpetuity of the normalized cash flows of year 5 (Gordon Shapiro approach) – weighted 50%;

•

application of a Sales Multiple (Enterprise Value-“EV”/Sales) – weighted 25% ;

•

application of an Operating Profit Multiple (Enterprise Value-“EV”/Earnings Before Interest, Tax, Depreciation and Amortization-“EBITDA”) –weighted 25%.

The recoverable values of our goodwill and intangible assets, as determined for the 2009 annual impairment test performed by the Group in the second quarter 2009, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions are:

•

discount rate; and

•

projected cash-flows arising out of the successful implementation of the strategic plan the Group publicly announced on December 12, 2008 and on a nominal rate of growth of our revenues in 2010.

The discount rates used for the annual impairment tests of 2009, 2008 and 2007 were the Group’s weighted average cost of capital (“WACC”) of 11%, 10% and 10% respectively. For the additional impairment tests performed during the fourth quarter of 2008 and 2007, the rates used were 12% and 10% respectively. The discount rates used for both the annual and additional impairment tests are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. Given the absence of comparable “pure player” listed companies for each group of Cash Generating Units, we do not believe that the assessment of a specific WACC for each product or market is feasible. A single discount rate has therefore been used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2009 recoverable value of goodwill and intangible assets by € 373 million and € 406 million, respectively. An increase of 0.5% in the discount rate would not have impacted impairment losses as of December 31, 2009.

As indicated in Note 1g, in addition to the annual goodwill impairment tests, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 171

Back to Contents

Due to the change in the recent economic environment and the volatile behaviour of financial markets, the Group assessed whether as of December 31, 2009 there was any indication that any business division goodwill may be impaired at that date. The Group concluded that there were no triggering events that would justify performing an additional impairment test as of December 31, 2009.

D/  IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell) (see Note 1g). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2009 (€ 39 million in 2008). Impairment losses of € 94 million were accounted for during 2007 mainly related to the UMTS business and the planned disposal of real estate.

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

Product sales reserves (in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Related to construction contracts (1)	114	186	147
Related to other contracts (2)	482	575	557
TOTAL	596	761	704
(1) See Note 18, included in the amounts due to/from customers on construction contracts. (2) See Note 27.

For further information on the impact on the income statement of the change in these provisions, see Notes 18 and 27.

F/  DEFERRED TAXES

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

Deferred tax assets recognized (in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Related to the United States	206 (1)	339 (1) (2)	675 (2)
Related to France	451 (1)	339 (1) (2)	404 (2)
Related to other tax jurisdictions	179	174	153
TOTAL	836	852	1,232

(1)

Following the performance of the 2009 and 2008 annual goodwill impairment tests, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008 and December 31, 2007.

(2)

Following the performance of an additional impairment test of goodwill during the fourth quarter of 2008 and 2007, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and in France compared to the situation as of December 31, 2007 and December 31, 2006 respectively.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent’s statement of financial position and net income (loss).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 172

Back to Contents

As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2009 are € 751 million (€ 957 million as of December 31, 2008 and € 1,629 million as of December 31, 2007).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement.

G/  PENSION AND RETIREMENT OBLIGATIONS AND OTHER EMPLOYEE AND POST-EMPLOYMENT BENEFIT OBLIGATIONS

Actuarial assumptions

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

	2009	2008	2007
Weighted average expected rates of return on pension and post-retirement plan assets	6.69%	7.04%	7.39%
Weighted average discount rates used to determine the pension and post-retirement obligations	5.84%	6.44%	5.54%

The net effect of pension and post-retirement costs included in “income (loss) before tax, related reduction of goodwill and discontinued operations” was a € 150 million increase in pre-tax income during 2009 (€ 246 million increase in pre-tax income during 2008 and a € 628 million increase in pre-tax income during 2007). Included in the € 150 million increase in 2009 was € 253 million booked as a result of certain changes to management retiree pension and healthcare benefit plans (refer to Note 25f). Included in the € 246 million increase in 2008 was € 65 million booked as a result of certain changes to management retiree healthcare benefit plans (refer to Note 25f). Included in the € 628 million increase in 2007 was € 258 million booked as a result of certain changes to management retiree healthcare benefit plans (refer to Note 25f).

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2009 net pension and post-retirement result by approximately € (35) million and € 49 million, respectively.

Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans are determined based on recommendations from our external investment advisor and our own historical returns experience. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The 2009 fourth quarter expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans is based on September 30, 2009 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans is based on the fair values of plan assets at December 31, 2008.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2009 net pension and post-retirement result by approximately € 122 million.

Alcatel-Lucent recognized a U.S. $ 70 million increase between the third and the fourth quarters of 2009 in the net pension credit, which is accounted for in “other financial income (loss)”. The net pension credit increased due to an increase in the expected return on plan assets for Alcatel-Lucent’s U.S. plans resulting from the increase in the plan asset fair values and the expected change of the interest cost in relation to the change in the liability. On Alcatel-Lucent’s U.S. plans, Alcatel-Lucent expects a U.S. $ 30 million decrease in the net pension credit to be accounted for in “other financial income (loss)” between the 2009 fourth quarter and the 2010 first quarter. Alcatel-Lucent does not anticipate a material impact outside U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for Alcatel-Lucent’s U.S. plans, Alcatel-Lucent’s actuary annually reviews expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. The actuary applies its findings to the specific provisions and experience of Alcatel-Lucent’s U.S. post-retirement healthcare plans in making its recommendations. In determining its assumptions, Alcatel-Lucent reviews its recent experience together with its actuary’s recommendations.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 173

Back to Contents

Participation assumptions

Alcatel-Lucent’s U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid by a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

The mortality assumption for Alcatel-Lucent’s U.S. plans is based on actual recent experience of the participants in our management pension plan and our occupational pension plans. For the 2009 year-end valuation, we updated the mortality assumptions, again based on the actual experience of the two plans. We looked at the experience for the years of 2004 through 2008. As was the case previously, there was insufficient experience to develop assumptions for active employees and former employees who have delayed commencing their pension benefits, so we used the RP 2000 mortality table projected up to 2009.

Plan assets investment

At its meeting on July 29, 2009, the Board of Directors approved the following modifications to the asset allocation of Alcatel-Lucent’s pension funds:  the investments in equity securities is to be reduced from 22.5% to 15% and the investments in bonds is to be increased from 62.5% to 70%, while investments in alternatives (such as real estate, private equity and hedge funds) is to remain unchanged.  The reduction in equity investments in favor of fixed income securities was achieved immediately. The implementation of the asset allocation approved on July 29, 2009 was completed as of January 1, 2010. We believe that these changes should lead to a slight decrease in long-term returns from financial assets. The impact of these changes has been reflected in our expected return assumptions for 2010.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay as the fair value of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2009 actual fair values of private equity, venture capital, real estate and absolute return investments at year end were 10% lower than the ones used for accounting purposes as of December 31, 2009, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately € 210 million.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. Since Alcatel-Lucent has used and intends to use in the future eligible excess pension assets applicable to formerly represented retirees to fund certain retiree healthcare benefits for such retirees, such use is considered as a reimbursement from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For formerly union-represented retirees, we expect to fund our current retiree healthcare obligation with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined pension plan into a retiree health benefits account established to pay retiree health benefits . We may select among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers. The assumptions to be used for the January 1, 2010 valuation have not been chosen at this time. Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2010 census data will not be final until late in the third quarter of 2010. Prior to the Pension Protection Act of 2006 (or the PPA), Section 420 of the U.S. Internal Revenue Code allowed for a Section 420 Transfer in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% of the retiree population, during the five year period. The PPA as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The amendments also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using variations of the available methods, we estimate that as of December 31, 2009, the excess of assets above 120% of the plan obligations is between $ 1.7 billion and $ 3.2 billion, and the excess above 125% of plan obligations is between $ 1.2 billion and $ 2.7 billion. However, deterioration in the funded status of the U.S. occupational pension plan could negatively impact our ability to make future Section 420 Transfers.

H/  REVENUE RECOGNITION

As indicated in Note 1o, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 174

Back to Contents

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies. During the fourth quarter of 2007, as a result of cost overruns and major technical problems that we experienced in implementing a large W-CDMA (Wideband Code Division Multiple Access) contract, we determined then that we could no longer estimate with sufficient reliability the final revenue and associated costs of such contract. As a result, we expensed all the contract costs incurred to that date, and we only recognized revenues to the extent that the contract costs incurred were recoverable. Consequently, revenues of € 72 million and cost of sales of € 298 million were recognized in 2007 in connection with this construction contract. The negative impact on income (loss) before tax, related reduction of goodwill and discontinued operations of changing from the percentage of completion method to this basis of accounting was € 98 million for 2007. This basis of accounting was maintained in 2008 and for the first nine months of 2009. During that 21 month period, our operational performance on the contract steadily improved to a point where we could then estimate reliably the outcome of the contract. However, because the contract was considered complete starting on October 1, 2009, reverting back to percentage of completion accounting was no longer necessary.

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, product roadmaps, etc. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1o are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

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

Once the initial accounting of a business combination is complete, only errors may be corrected.

J/  ACCOUNTING TREATMENT OF CONVERTIBLE BONDS WITH OPTIONAL REDEMPTION PERIODS/DATES BEFORE CONTRACTUAL MATURITY

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 24. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described above in Note 1m. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

As described in Notes 8, 24 and 26, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875% Series A convertible debenture. Similar changes in estimates could occur in the future for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1m, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers on all of Lucent’s convertible debt. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Notes 24 and 26.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 175

Back to Contents

If all or some of the holders of Lucent’s 2.875% Series A convertible debentures do not demand redemption on the first optional redemption date, which is June 15, 2010, the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered reliable, with a corresponding potential positive impact on “other financial income (loss)”. The initial accounting treatment could then be reapplied.

K/  INSURED DAMAGES

In 2008, Alcatel-Lucent experienced a fire in a newly-built factory containing new machinery. Non-recoverable assets having a net book value of € 4 million were written off as of September 30, 2008, representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption were insured and gave right to an indemnity claim, the amount of which was definitively settled as of September 30, 2009. Alcatel-Lucent received € 33 million on its business interruption insurance which was accounted for in other revenues during 2009, only when the cash was received.

In December 2009, the roof and technical floor of Alcatel-Lucent Spain’s headquarters in Madrid partially collapsed for unknown reasons. Alcatel-Lucent Spain rents this building and the lease is accounted for as an operating lease. The damaged assets were derecognized as of December 31, 2009 with a negative impact of € 1 million on income (loss) from operating activities. All costs related to this incident (damaged assets, displacement and relocation costs, etc.) are insured subject to a € 15 million deductible. Displacement and relocation costs below this threshold will be accounted for as incurred in 2010. As the cause of the incident is still not known, nothing has been reserved related to Alcatel-Lucent Spain’s potential liability to third parties. At this stage, Alcatel-Lucent Spain’s liability is not considered probable. However, depending upon the results of the investigation, this situation could evolve.

Note 3   Changes in consolidated companies

The main changes in consolidated companies for 2009 were as follows:

•

on November 23, 2009, Alcatel-Lucent announced an agreement to sell its electrical fractional horsepower motors and drives activities, Dunkermotoren GmbH, to Triton, a leading European private equity firm, for an enterprise value of € 145 million. The sale was completed on December 31, 2009 and the preliminary cash proceeds received was € 128 million. The net capital gain of € 99 million is presented in the line item “Gain/(loss) on disposal of consolidated entities” in the income statement;

•

on April 30, 2009, Bharti Airtel and Alcatel-Lucent announced the formation of a joint venture to manage Bharti Airtel’s pan-India broadband and telephone services and help Airtel’s transition to next generation network across India. A new legal entity was formed which was fully consolidated by Alcatel-Lucent from September 30, 2009 onwards;

•

the sale of our 20.8% stake in Thales was completed during the second quarter of 2009 with a capital gain of € 255 million accounted for in “other financial income (loss)”. This capital gain takes into account € 191 million corresponding to the remaining part of the capital gain that was accounted for in connection with the contribution of our railway signaling business and our Integration and Services activities for mission-critical systems sold in 2007, and which was eliminated as an intra-group transaction;

•

the purchase price of € 670 million paid to the Group by Thales for the disposal of the space business completed in 2007 was subject to adjustment in 2009. As a result, Thales was required to pay to the Group an additional € 130 million (before fees), which was accounted for in “income from discontinued operations” and cashed in for an amount of € 118 million during the second quarter of 2009.

The main changes in consolidated companies for 2008 were as follows:

•

on December 19, 2008, Alcatel-Lucent and Dassault Aviation announced that they had signed the definitive agreement to sell Alcatel-Lucent’s shares in Thales (41,262,481 shares) at a price of € 38 per share, representing a total value of € 1.57 billion;

•

on May 12, 2008, Alcatel-Lucent and Reliance Communications announced the formation of a global joint venture to offer managed network services to telecom operators. The first project of this joint venture is to provide managed services for Reliance Communications CDMA and GSM networks in India. Alcatel-Lucent controls the operations of the joint venture and fully consolidates it;

•

on June 17, 2008, Alcatel-Lucent announced that it had entered into a definitive agreement to acquire Motive, Inc., a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of U.S. $ 2.23 per share, representing a value of approximately U.S. $ 67.8 million. Based upon the preliminary purchase price allocation, goodwill for this acquisition amounted to € 58 million as of December 31, 2008.

The main changes in consolidated companies for 2007 were as follows:

•

on December 2007, our 49.9% share in Draka Comteq B.V. (“Draka Comteq”) was sold to Draka for € 209 million in cash. Under this transaction, Draka acquired full ownership of Draka Comteq. Since the initial establishment of the joint venture, Draka Comteq was controlled by Draka and its results were consolidated in full in the Draka consolidated financial statements and under the equity method in the Alcatel-Lucent consolidated financial statements. The gain on disposal amounted to € 74 million and was recorded in the line item “Other financial income (loss)” (see Note 8). The amount of capital gain takes into account the estimated impact of an indemnity clause related to a pending litigation and, as a result, the capital gain may be revised in future periods (refer to Note 8);

•

on January 5, 2007, we completed the contribution to Thales of our railway signaling business and our Integration and Services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services;

•

in April 2007, the ownership interests in two joint ventures in the space sector were sold to Thales for € 670 million in cash, which was subject to adjustment in 2009;

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 176

Back to Contents

•

the adjustments recognized in 2007 that related to the business combination with Lucent during 2006 were as follows:

(in millions of euros)	As of December 31, 2007	As of December 31, 2006	Difference
Cost of the business combination (A)	9,895	9,891	4 (1)
Net assets acquired (B)	2,186	1,840	346 (2)
GOODWILL (A) – (B)	7,709	8,051	(342)

(1)

Relates to changes in the estimated transaction cost.

(2)

Of which:

•

change in the fair value of intangible assets: € 94 million;

•

change in the fair value of property, plant and equipment: € (205) million;

•

increase of deferred tax assets recognized: € 181 million in connection with the option elected in accounting for pension and other employee benefits (see Note 1k);

•

reduction of goodwill due to the recognition of deferred tax assets of € 256 million (of which € 181 million related to the post-retirement benefit plan amendment described in Note 25);

•

decrease of goodwill in connection with the change in deferred taxes related to other adjustments: € 50 million;

•

other adjustments: € (30) million.

The impact of these adjustments on the 2007 net profit (loss) was not material.

The purchase price allocation was completed as of November 30, 2007.

Note 4   Change in accounting policy and presentation

A/  CHANGE IN ACCOUNTING POLICY

2009

No change in accounting policy occurred in 2009.

2008

First application of IFRIC 14 (Interpretation of IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction).

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

The first application of this new interpretation had a negative impact on our shareholders’ equity as of December 31, 2008 of (€ 91) million, (€ 45) million as of December 31, 2007 and (€ 82) million as of December 31, 2006 in connection with our pension plans in the United Kingdom.

2007

On January 1, 2007, Alcatel-Lucent adopted (with retrospective effect as of January 1, 2005) the option offered by Amendment to IAS 19 “Employee benefits – Actuarial gains and losses, Group plans and Disclosures”, to immediately recognize all actuarial gains and losses and any adjustment arising from an asset ceiling, net of deferred tax effects, in the period in which they occur outside the income statement in the Statement Of Recognized Income and Expense (SORIE). This statement was renamed “Statement of Comprenhensive Income” beginning in 2009. Management believes that the change will more fairly present the fair value of assets and liabilities related to retiree benefits in the company’s statement of financial position and eliminate significant volatility in its results of operations for certain plans, the participants of which are all, or almost all, fully eligible to receive benefits.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 177

Back to Contents

Note 5   Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

The tables below present information for the operating segments described hereunder. They take into account the new organization announced in the fourth quarter 2008 and comprise four operating segments (also called business segments): Carrier, Applications Software, Enterprise and Services. This new organization was effective January 1, 2009.

The information reported for each of our four operating segments is the same as that presented to the Chief Operating Decision Maker (i.e. the Chief Executive Officer) and is used to make decisions on resource allocation and to assess performance. As of January 1, 2009, the four operating segments are:

•

Carrier: this segment is streamlined to encompass five business divisions: IP, Optics (hosting terrestrial as well as submarine activities), Wireless networks, Wireline networks and Radio Frequency Systems (RFS);

•

Applications Software: a new operating segment that consolidates the various software businesses that were previously spread throughout the Group, and is designed to increase our focus on and support for our software applications business. The Applications Software segment is an integral part of our new strategic focus on new services and applications that combine the trusted capabilities of the network with the creative services delivered over the internet. This segment consists of the Applications Software business division that had previously been part of the Carrier business group configuration in 2008, the Genesys contact center software business that had previously been part of the Enterprise business group configuration in 2008, and the applications maintenance business division;

•

Enterprise: focused on small, medium and large enterprises and is unchanged compared to the Enterprise business group configuration in 2008 apart from the exclusion of Genesys now reported under the Applications Software segment. This segment hosts the Enterprise solutions business division and also another business division related to activities of smaller size in the field of industrial components;

•

Services: this segment is composed of four business divisions: Managed & outsourcing solutions, Carrier Product attached maintenance, Multivendor maintenance, and Network and system integration. It no longer includes OSS/BSS (operations support systems/business support systems) software activities that are now part of the Applications Software segment.

The information presented below for 2008 and 2007 is restated to take into account the new organization described above. Additionally, difference between the employee bonus accrual and the initially budgeted amount was modified from January 1, 2009 onwards and is now presented within each operating segment, whereas it used to be presented in the “Other & unallocated amounts” column in the past. Segment information of former periods was restated accordingly.

The information by operating segment follows the same accounting policies as those used and described in these consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

The new business model also comprises three regions, Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific (APAC), rather than the two we had prior to January 1, 2009. The regions’ primary mission is to sell and ensure the highest customer satisfaction. The three regions each have complete responsibility for all customer-focused activities except for the Enterprise and IPS markets.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 178

Back to Contents

A/  INFORMATION BY OPERATING SEGMENT

(in millions of euros)	Carrier	Applications Software	Enterprise	Services	Total reportable segments	Other and unallocated amounts	Total
2009
Revenues from external customers	9,047	1,084	1,006	3,537	14,674	483	15,157
Revenues from transactions with other operating segments	29	51	30	32	142	(142)	-
Revenues from operating segments	9,076	1,135	1,036	3,569	14,816	341	15,157
Segment operating income (loss)	(297)	14	(17)	203	(97)	41	(56)
Amounts included in the segment operating income (loss):
• depreciation and amortization	(483)	(48)	(67)	(63)	(661)	(44)	(705)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-
Segment assets (1)	6,406	409	358	914	8,087	901	8,988
2008
Revenues from external customers	10,957	1,008	1,200	3,339	16,504	480	16,984
Revenues from transactions with other operating segments	23	37	23	14	97	(97)	-
Revenues from operating segments	10,980	1,045	1,223	3,353	16,601	383	16,984
Segment operating income (loss)	251	(49)	84	234	520	(54)	466
Amounts included in the segment operating income (loss):
• depreciation and amortization	(530)	(73)	(70)	(59)	(732)	(19)	(751)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-
Segment assets (1)	8,022	467	528	1,040	10,057	1,043	11,100
2007
Revenues from external customers	12,251	944	1,210	3,019	17,424	368	17,792
Revenues from transactions with other operating segments	79	31	22	140	272	(272)	-
Revenues from operating segments	12,330	975	1,232	3,159	17,696	96	17,792
Segment operating income (loss)	72	(133)	77	108	124	(14)	110
Amounts included in the segment operating income (loss):
• depreciation and amortization	(634)	(94)	(81)	(61)	(870)	(16)	(886)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-	-
Segment assets (1)	9,598	777	523	853	11,751	1,082	12,833

(1)

Assets included in segment assets consist of intangible assets, property, plant and equipment and assets included in operating working capital (comprised of inventory and work in progress, customer receivables (including those recorded in amounts due from customers on construction contracts) and advances and progress payments). See Note 18. The amounts reported as segment assets include the PPA entries related to the Lucent business combination.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 179

Back to Contents

B/  RECONCILIATION TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of euros)	2009	2008	2007
Revenues from reportable segments	14,816	16,601	17,696
Revenues from Other segment	483	480	368
Intersegment eliminations	(142)	(97)	(272)
Total Group revenues	15,157	16,984	17,792
Reportable segments operating income (loss)	(97)	520	124
Operating income (loss) of other segment and unallocated amounts (1)	41	(54)	(14)
Segment operating income (loss)	(56)	466	110
PPA (2) adjustments (excluding restructuring costs and impairment of assets)	(269)	(522) (3)	(817)
INCOME (LOSS) FROM OPERATING ACTIVITIES BEFORE RESTRUCTURING COSTS, IMPAIRMENT OF ASSETS, GAIN/(LOSS) ON DISPOSAL OF CONSOLIDATED ENTITIES, LITIGATIONS AND POST-RETIREMENT BENEFIT PLAN AMENDMENTS	(325)	(56)	(707)
Restructuring costs	(605)	(562)	(856)
Impairment of assets	-	(4,725)	(2,944)
Litigations	(109)	-	-
Post-retirement benefit plan amendments	248	47	258
Gain/(loss) on disposal of consolidated entities	99	(7)	-
INCOME (LOSS) FROM OPERATING ACTIVITIES	(692)	(5,303)	(4,249)

(1)

Including € 58 million of share-based payments that are not allocated to reportable segments in 2009 (€ 85 million in 2008 and € 102 million in 2007).

(2)

PPA: purchase price allocation entries related to Lucent business combination.

(3)

Including € 27 million of patents at net book value that were sold during the first quarter 2008. The net book value is based on fair value resulting from the purchase price allocation of the Lucent business combination. The capital gain on the disposal of patents included in the reportable segment operating income was € 61 million in 2008, of which € 27 million occurred in the fourth quarter 2008.

C/  PRODUCTS AND SERVICES REVENUES

The following table sets forth revenues by product and service for the years ended December 31:

(in millions of euros)	2009	2008	2007
IP products	1,151	1,207	1,301
Optics products	2,836	3,195	3,080
Wireline products	1,592	2,179	2,771
Wireless products (including RFS)	3,468	4,375	5,099
Applications Software products	1,084	1,008	944
Enterprise products	1,006	1,199	1,210
Services	3,537	3,339	3,019
Other	483	480	367
TOTAL	15,157	16,984	17,792

D/  INFORMATION BY GEOGRAPHICAL SEGMENT

(in millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Total
2009
Revenues:
• by customer location	1,533	3,039	631	2,978	4,369	1,185	1,422	15,157
Non-current assets (1)	500	338	28	262	2,222	98	26	3,474
2008
Revenues:
• by customer location	1,419	3,537	944	3,192	4,812	1,538	1,542	16,984
Non-current assets (1)	472	401	34	268	2,624	106	13	3,918
2007
Revenues:
• by customer location	1,219	3,657	954	3,386	5,438	1,534	1,604	17,792
Non-current assets (1)	500	434	50	229	4,326	106	13	5,658
(1) Represents intangible and tangible assets.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 180

Back to Contents

E/  CONCENTRATIONS

A few large telecommunications service providers account for a significant portion of our revenues. Nevertheless, no single customer represented more than 10% of our total revenues either in 2009, 2008 or 2007.

F/  NEW ORGANIZATION EFFECTIVE JANUARY 1, 2010

Effective January 1, 2010, we reorganized our business into three, rather than four, operating segments (also called business segments):

Applications, which develops and maintains software products for our applications business. It consists of the Applications Software segment that was in place in 2009 and the enterprise voice telephony and data networkking businesses that were part of the Enterprise segment in 2009. The enterprise voice and data businesses are increasingly focused on software-based platforms, as is the case with applications, and also share an increasingly common enterprise customer base with our applications business.

Networks, which is the same as the former Carrier segment. Its five divisions - IP, Optics, Wireless, Wireline and RFS - provide end-to-end communications networks and individual network elements.

Services, which is the same as the former Services segment. It designs, integrates, manages and maintains networks worldwide.

The former Enterprise segment no longer exists as a separate segment. Its voice and data businesses have been moved to Applications, as noted above, while a portion of its Industrial Components business (electrical fractional horsepower motors and drives activities) was sold to Triton in 2009 (refer to Note 3) and the remaining Industrial Components business is now included in a segment that we call “Other”.

Note 6   Revenues

(in millions of euros)	2009	2008	2007
Construction contract revenues	2,331	2,220	2,493
Other product sales	8,944	11,139	12,101
Other service revenues	3,437	3,200	2,949
License revenues	178	235	139
Rental income and other revenues (1)	267	190	110
TOTAL	15,157	16,984	17,792

(1)

Of which in 2009 € 93 million related to R&D tax credits (mainly in France). Corresponding amounts in 2008 and 2007 were respectively € 84 million and € 43 million. 2008 other revenues also include € 34 million corresponding to a partial settlement with Microsoft (see Note 34).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 181

Back to Contents

Note 7   Impairment losses recognized in the income statement

(in millions of euros)	Carrier	Applications Software	Enterprise	Services	Other	Total Group
2009
Impairment losses for goodwill	-	-	-	-	-	-
Impairment losses for capitalized development costs (1)	(4)	-	(16)	-	-	(20)
Impairment losses for other intangible assets	-	-	-	-	-	-
Impairment losses for property, plant and equipment	-	-	-	-	-	-
Impairment losses for shares in equity affiliates	-	-	-	-	-	-
Impairment losses for financial assets (3)	-	-	-	-	(1)	(1)
TOTAL – NET	(4)	-	(16)	-	(1)	(21)
of which reversal of impairment losses					1	1
2008
Impairment losses for goodwill	(3,272)	-	-	-	-	(3,272)
Impairment losses for capitalized development costs (2)	(135)	-	-	-		(135)
Impairment losses for other intangible assets	(1,276)	-	-	-		(1,276)
Impairment losses for property, plant and equipment	(39)	-	-	-	-	(39)
Impairment losses for shares in equity affiliates	-	-	-	-	(1)	(1)
Impairment losses for financial assets (3)	(11)	-	-	-	(3)	(14)
TOTAL – NET (4)	(4,733)	-	-	-	(4)	(4,737)
of which reversal of impairment losses	3		-	-	2	5
2007
Impairment losses for goodwill	(2,633) (5)	-	-	(24) (5)	-	(2,657)
Impairment losses for capitalized development costs	(41) (5)	-	-	-	-	(41)
Impairment losses for other intangible assets	(175) (5)	-	-	-	-	(175)
Impairment losses for property, plant and equipment	(77) (5)	-	-	-	(17)	(94)
Impairment losses for shares in equity affiliates	(2)	-	-	-	(1)	(3)
Impairment losses for financial assets (3)	-	-	-	-	(16)	(16)
TOTAL – NET	(2,928)	-	-	(24)	(34)	(2,986)
of which reversal of impairment losses	-	-	-	-	-	-

(1)

Refer to Note 2c and Note 13.

(2)

Mainly related to the WiMAX technology following the decision announced on December 12, 2008 to limit our WiMAX efforts to supporting fixed and nomadic broadband access applications and to stop the WiMAX full Mobility developments. These impairment losses are presented on the specific line item of the income statement “Impairment of assets”.

(3)

Refer to Note 17.

(4)

Of which €(4,725) million accounted for in a specific line item (“impairment of assets”) in the income statement and the remainder is accounted for in Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

(5)

Accounted for in a specific line item (“impairment of assets”) in the income statement comprising €2,657 million for goodwill, €39 million for capitalized development costs, €174 million for other intangible assets and €74 million for property, plant and equipment and the remainder is accounted for in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 182

Back to Contents

Note 8   Financial income (loss)

(in millions of euros)	2009	2008	2007
Interest at effective interest rate	(334)	(379)	(402)
Interest on interest rate derivatives hedging	13	(10)	(2)
Interest on interest rate derivatives trading	1	1	-
Interest received on cash and marketable securities	66	176	231
Finance costs	(254)	(212)	(173)
Dividends	3	4	3
Provisions for financial risks	-	2	(4)
Impairment of financial assets	(1)	(3)	(16)
Net exchange gain (loss)	-	18	(29)
Of which:
• ineffective portion of hedge when hedge accounting is applied	2	13	(19)
• non-hedged transactions and non-application of hedge accounting	(7)	(1)	(16)
• trading	5	6	6
Financial component of pension and post-retirement benefit costs (1)	105	349	544
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (2)	295	26	126
Other (3)	(153)	(30)	(82)
Other financial income (loss)	249	366	541
TOTAL FINANCIAL INCOME (LOSS)	(5)	154	368

(1)

Change between 2009 and 2008 is mainly related to Lucent pension credit (refer to Note 25).

(2)

Of which for 2009: a capital gain of € 250 million related to the disposal of Thales shares in May 2009.

Of which for 2007: a net gain on disposal of Draka Comteq BV shares for € 74 million during the fourth quarter of 2007.

(3)

2009: of which a gain of € 50 million in the first quarter of 2009 related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 (see Note 26). In the second quarter 2009 a loss of € 175 million related to a change of estimated future cash flows related to Lucent’s 2.875% Series A convertible debentures (see Notes 15 and 17) and a loss of € 1 million and € 2 million respectively in the third and fourth quarters of 2009 related to the partial repurchases of Lucent’s 2.875% Series A convertible bonds and of Alcatel’s 4.75% Oceane due January 2011 (see Note 26).

2008: of which a gain of € 30 million related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 and a gain of € 1 million related to the partial repurchase of Alcatel’s 4.375% bonds due February 2009 (see Note 26b).

2007: of which in the first quarter of 2007, a loss of € 12 million related to the early redemption of Lucent’s 8% convertible debenture (refer to Note 24). This loss was computed in accordance with IAS 32 AG33 and AG34 requirements (see Note 1m).

Note 9   Income tax and related reduction of goodwill

A/  ANALYSIS OF INCOME TAX BENEFIT (EXPENSE)

(in millions of euros)	2009	2008	2007
Reduction of goodwill related to deferred tax assets initially unrecognized (1) (2)	-	-	(256)
Current income tax (expense) benefit	(63)	(99)	(111)
Deferred taxes related to the purchase price allocation for the Lucent transaction (2)	115	740	396
Recognition of deferred tax assets initially unrecognized at the Lucent transaction closing date (1)	-	-	256
Deferred tax (charge) related to the post-retirement benefit plan amendments (3)	-	(25)	(181)
Deferred taxes related to Lucent’s post-retirement benefit plans (4)	(35)	(293)	(206)
Deferred taxes related to Lucent’s 2.875% Series A convertible debenture (5)	65	(476)	(214)
Other deferred income tax (expense) benefit, net (6)	(22)	(54)	51
Deferred income tax benefit (expense), net	123	(153)	(60)
Income taxes	60	(153)	(316)
INCOME TAX BENEFIT (EXPENSE) AND RELATED REDUCTION OF GOODWILL	60	(153)	(316)

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

(4)

Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group is applying (see Note 1k and Note 25).

(5)

Reversal of deferred tax liabilities related to Lucent’s 2.875% Series A convertible debentures (see Notes 8, 24 & 26).

(6)

2009, 2008 and 2007 impacts are mainly due to the re-assessment of the recoverability of deferred tax assets recognized in connection with the annual impairment test of goodwill performed in the second quarter 2009 and the additional impairment tests performed in the fourth quarter of 2008 and 2007.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 183

Back to Contents

B/  DISCLOSURE OF TAX EFFECTS RELATING TO EACH COMPONENT OF OTHER COMPREHENSIVE INCOME

(in millions of euros)	2009			2008			2007
	Value before taxes	Tax (expense) benefit	Value net of tax	Value before taxes	Tax (expense) benefit	Value net of tax amount	Value before taxes	Tax (expense) benefit	Value net of tax
Financial assets available for sale	13	1	14	(38)	(5)	(43)	20	-	20
Cumulative translation adjustments	39		39	112		112	(993)	-	(993)
Cash flow hedging	11		11	5		5	(4)	-	(4)
Actuarial gains (losses)	(582)	(3)	(585)	(1,965)	434	(1,531)	43	68	111
Other	(53)	1	(52)	86		86	(14)	-	(14)
OTHER COMPREHENSIVE INCOME	(572)	(1)	(573)	(1,800)	429	(1,371)	(948)	68	(880)

C/  EFFECTIVE INCOME TAX RATE

The effective tax rate can be analyzed as follows:

(in millions of euros except for percentage)	2009	2008	2007
Income (loss) before income tax, related reduction of goodwill and discontinued operations	(696)	(5,053)	(3,771)
Average income tax rate	33.2%	35.8%	35.0%
Expected tax (charge) benefit	231	1,811	1,320
Impact on tax (charge) benefit of:
• reduced taxation of certain revenues	-	-	50
• permanent differences and utilization of previously unrecognized tax losses	49	(896)	(708)
• adjustment to prior years’ current tax charge	9	-	(2)
• recognition of previously unrecognized deferred tax assets	198	2	396
• deferred tax assets no longer recognized	(127)	(463)	(110)
• non-recognition of tax losses	(332)	(638)	(1,033)
• tax credits	29	31	43
• other	3	-	(16)
ACTUAL INCOME TAX (CHARGE) BENEFIT	60	(153)	(60)
Effective tax rate	8.6%	(3.0)%	(1.6)%

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

D/  DEFERRED TAX BALANCES

Balances (in millions of euros)	2009	2008	2007
Deferred tax assets:
• deferred tax assets recognizable	11,958	12,289	11,733
• of which not recognized	(11,122)	(11,437)	(10,501)
Net deferred tax assets recognized	836	852	1,232
Net deferred tax (liabilities)	(1,058)	(1,152)	(1,897)
NET DEFERRED TAX ASSETS (LIABILITIES)	(222)	(300)	(665)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 184

Back to Contents

Analysis of deferred tax by temporary differences

(in millions of euros)	December 31, 2008	Impact on net income (loss)	Translation adjustments	Reclassification and Other	December 31, 2009
Fair value adjustments of tax assets and liabilities resulting from business combinations	(946)	183	27	-	(736)
Provisions	580	(212)	5	19	392
Pension reserves	1,823	(187)	(46)	46	1,636
Prepaid pensions	(871)	(78)	21	94	(834)
Property, plant and equipment and intangible assets	647	(29)	(25)	194	787
Temporary differences arising from other statement of financial position captions	585	(34)	(4)	(166)	381
Tax loss carry-forwards and tax credits	9,319	(1,085)	(128)	1,168	9,274
DEFERRED TAX ASSETS (LIABILITIES), GROSS	11,137	(1,442)	(150)	1,355	10,900
Deferred tax assets not recognized	(11,437)	1,565	173	(1,423)	(11,122)
NET DEFERRED TAX ASSETS (LIABILITIES)	(300)	123	23	(68)	(222)

Change during the period

(in millions of euros)	December 31, 2008	Impact on net income (loss)	Translation adjustments	Other	December 31, 2009
Deferred tax assets recognized	852	9	(5)	(20)	836
Deferred tax liabilities	(1,152)	114	28	(48)	(1,058)
NET DEFERRED TAX ASSETS (LIABILITIES)	(300)	123	23	(68)	(222)

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2009, December 31, 2008 and December 31, 2007.

As the Board of Directors does not intend to propose a dividend for 2009 to the Annual Shareholders’ Meeting (see Note 22), there will be no tax consequences.

E/  TAX LOSSES CARRIED FORWARD AND TEMPORARY DIFFERENCES

Total tax losses carried forward represent a potential tax saving of € 9,274 million at December 31, 2009 (€9,319 million at December 31, 2008 and € 9,435 million at December 31, 2007). The potential tax savings relate to tax losses carried forward that expire as follows:

Years (in millions of euros)	Recognized	Unrecognized	Total
2010	-	33	33
2011	-	278	278
2012	-	49	49
2013	-	15	15
2014	-	33	33
2015 and thereafter	-	4,726	4,726
indefinite	465	3,674	4,139
TOTAL	465	8,809	9,274

In addition, temporary differences were €1,626 million at December 31, 2009 (€1,818 million at December 31, 2008 and €401 million at December 31, 2007), of which €(687) million have been recognized and € 2,313 million have not been recognized (€(649) million and €2,467 million respectively at December 31, 2008 and €1,585 million and €1,986 million respectively at December 31, 2007).

Recognized negative temporary differences mainly correspond to deferred tax liabilities that have been recorded resulting from the Lucent purchase accounting entries (in particular intangible assets).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 185

Back to Contents

Note 10   Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2009, 2008 and 2007 were as follows:

•

in 2009: adjustment of the selling price related to the disposal of the space business to Thales that was sold in 2007;

•

in 2008: adjustments on initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods;

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

Other assets held for sale concern real estate property sales in progress at December 31, 2009, real estate property sales in progress and our stake in Thales shares (see Notes 3 and 16) at December 31, 2008 and real estate property sales in progress as of December 31, 2007.

Income statement of discontinued operations (in millions of euros)	2009	2008	2007
Revenues	-	-	213
Cost of sales	-	-	(178)
Gross profit	-	-	35
Administrative and selling expenses	-	-	(30)
Research and development costs	-	-	(8)
Net capital gain (loss) on disposal of discontinued operations (1)	132	33	615
Income (loss) from operations	132	33	612
Financial income (loss)	-	-	-
Other income (loss)	-	-	(2)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS	132	33	610
(1) The 2009 impact results from an adjustment of the purchase price related to the contribution of our interests in two joint ventures in the space sector to Thales (refer to Note 3).

Statement of financial position (in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Goodwill	-	-	-
Other assets	-	-	-
Cash	-	-	-
Assets of disposal groups	-	-	-
Real estate properties and other assets held for sale	51	45	35
Stake in Thales (1)	-	1,303	-
Assets held for sale	51	1,348	35
Customer deposits and advances	-	-	-
Other liabilities	(1)	-	-
LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE	(1)	-	-
(1) The change between December 31, 2008 and December 31, 2009 in the carrying value of our stake in Thales was due to the disposal of our shares in May 2009.

The cash flows of discontinued operations are as follows:

(in millions of euros)	2009	2008	2007
Net income (loss)	132	33	610
Net cash provided (used) by operating activities before changes in working capital	-	-	9
Other net increase (decrease) in net cash provided (used) by operating activities	-	-	(86)
Net cash provided (used) by operating activities (A)	-	-	(77)
Net cash provided (used) by investing activities (B)	115	21	652 (1)
Net cash provided (used) by financing activities (C)	-	-	(352)
TOTAL (A) + (B) + (C)	115	21	223
(1) Including € 670 million of cash received in connection with the contribution of our interests in two joint ventures in the space sector to Thales (refer to Note 3)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 186

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

The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

Net income (loss) (in millions of euros)	2009	2008	2007
Net income (loss) – basic	(524)	(5,215)	(3,518)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-	-
NET INCOME (LOSS) – DILUTED	(524)	(5,215)	(3,518)
Number of shares
Weighted average number of shares – basic	2,259,696,863	2,259,174,970	2,255,890,753
Dilutive effects:
• Equity plans (stock options, RSU)	-	-	-
• Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	-	-	-
• 7.75% convertible securities	-	-	-
• 2.875% Series A convertible securities	-	-	-
• 2.875% Series B convertible securities	-	-	-
WEIGHTED AVERAGE NUMBER OF SHARES – DILUTED	2,259,696,863	2,259,174,970	2,255,890,753

Earnings per share, attributable to the owners of the parent (in euros)	2009	2008	2007
Basic	(0.23)	(2.31)	(1.56)
Diluted	(0.23)	(2.31)	(1.56)

ORDINARY SHARES

Ordinary shares owned by consolidated subsidiaries of the Group	2009	2008	2007
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,351,371	58,351,831	58,630,445
Number of Alcatel-Lucent share equivalents	-	-	-

SHARES SUBJECT TO FUTURE ISSUANCE

	December 31, 2009	December 31, 2008	December 31, 2007
Number of stock options not exercised	212,292,704	221,247,918	201,259,446

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	2009	2008	2007
Equity plans (stock option, RSU)	7,624,288	1,660,424	6,841,930
Alcatel-Lucent’s convertible bonds (OCEANE) issued on June 12, 2003 and on September 10, 2009	360,162,302	63,192,019	63,192,019
7.75% convertible securities	37,557,287	44,463,051	44,463,051
2.875% Series A convertible securities	196,117,249	152,333,655	68,203,544
2.875% Series B convertible securities	325,813,655	178,839,711	80,161,899

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 187

Back to Contents

Note 12   Goodwill

(in millions of euros)	Net
GOODWILL AT DECEMBER 31, 2006	10,891
Additions	46
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	(2,657)
Reduction of goodwill related to deferred taxes initially unrecognized	(256)
Net effect of exchange rate changes	(697)
Other changes	1
GOODWILL AT DECEMBER 31, 2007	7,328
Additions	72
Disposals and discontinued operations	-
Changes during goodwill allocation period	(7)
Impairment losses for the period	(3,272)
Reduction of goodwill related to deferred taxes initially unrecognized	-
Net effect of exchange rate changes	92
Other changes	2
GOODWILL AT DECEMBER 31, 2008	4,215
Additions	7
Disposals and discontinued operations	(4)
Changes during goodwill allocation period	-
Impairment losses for the period	-
Reduction of goodwill related to deferred taxes initially unrecognized	-
Net effect of exchange rate changes	(50)
Other changes	-
GOODWILL AT DECEMBER 31, 2009	4,168

MAIN CHANGES ACCOUNTED FOR IN 2009

No major change related to new acquisitions during the period. No impairment loss was accounted for during 2009 (see below).

MAIN CHANGES ACCOUNTED FOR IN 2008

Additions to goodwill include the Motive acquisition (see Note 3). Impairment losses were recorded in connection with the 2008 annual impairment test and the additional impairment test performed in the fourth quarter 2008 (see below).

MAIN CHANGES ACCOUNTED FOR IN 2007

No major change related to new acquisitions during the period. Impairment losses were recorded in connection with the 2007 annual impairment test and the additional impairment test performed in the fourth quarter 2007 (see below).

Goodwill was reduced in relation to the recognition during 2007 of initially unrecognized deferred tax assets in Lucent, as prescribed by IAS 12 “Income Taxes” (refer to Note 9).

GOODWILL ALLOCATION

All goodwill recognized in 2009, 2008 and 2007 was allocated to cash generating units by December 31 of the relevant year.

Due to the new organization effective January 1, 2009, goodwill was reallocated, at this date, to the new Business Divisions, corresponding to the groups of Cash Generating Units, at which level Goodwill is monitored and tested for impairment. A specific impairment test triggered by this new organization was performed as of January 1, 2009.

IMPAIRMENT TESTS OF GOODWILL

2009 Annual impairment test of goodwill

The 2009 annual impairment test of goodwill (performed in May/June 2009) did not result in any impairment loss.

Due to the change in the recent economic environment and the volatile behaviour of financial markets, the Group assessed whether as of December 31, 2009 there was any indication that any Business Division goodwill may be impaired at that date. The Group concluded that there were no triggering events that would justify performing an additional impairment test as of December 31, 2009.

The Group also checked and confirmed that the disposal of the Fractional Horsepower Motors activity on December 31, 2009 (see Note 3) was not a triggering event that would indicate any potential impairment of the goodwill of the related Business Division (ICD – Industrial Components Division) as of December 31, 2009, as the difference between the recoverable value of the remaining activities of this Division after the disposal and the corresponding net assets remains positive.

Specific impairment test as of January 1, 2009 in connection with the new organization

Due to the new organization of our reporting structure beginning January 1, 2009 (see Note 5), an additional impairment test was performed as of January 1, 2009 on the goodwill relating to the Business Divisions that changed. The remaining goodwill as of December 31, 2008 was reallocated to the new Business Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division. No impairment loss was accounted for in connection with this impairment test.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 188

Back to Contents

2008 annual impairment test and additional test performed in the fourth quarter 2008

During the second quarter of 2008, revenues from the CDMA business declined at a higher pace than the Group had planned. To a large extent, this was due to the unexpected, strong reduction in the capital expenditure of a key customer in North America. Although there were new opportunities in other geographic areas, the uncertainty regarding spending in North America led the Group to make more cautious mid-term assumptions about the results of this business.

Following the 2008 annual impairment tests of goodwill (performed in May/June 2008), an impairment loss of € 810 million was accounted for related to the CDMA business.

In view of the difficult financial and economic environment, the continuing material decrease in its market capitalization and the new 2009 outlook, taking into account the estimated consequences of the strategic decisions disclosed in mid-December 2008, Alcatel-Lucent performed an additional impairment test during the fourth quarter of 2008.

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

The impairment losses mainly related to the following CGUs: € 1,019 million in the Optics Business Division, € 530 million in the CDMA Business Division, € 300 million in the Multicore Business Division, € 241 million in the Applications Business Division and € 264 million in the Fixed Access Business Division.

These impairment losses are presented on a single specific line item on the face of the income statement (“impairment of assets”). The recoverable amount of the impaired assets has been determined as described in Note 1g.

2007 annual impairment test and additional tests performed in the fourth quarter 2007

The 2007 annual impairment test of goodwill was performed in May/June 2007 and resulted in the recognition of impairment losses accounted for in the second quarter of 2007 on tangible assets for an amount of € 81 million, on capitalized development costs and other intangible assets for an amount of € 208 million and on goodwill for an amount of € 137 million. These impairment losses of € 426 million related to the group of Cash Generating Units corresponding to the UMTS/W-CDMA Business Division. The impairment charge was due to a delay in revenue generation from the products of this business as compared to initial expectations, and to a reduction in margin estimates.

As described in Note 2c, due to the continuing decrease in the market value of Alcatel-Lucent’s shares during the fourth quarter of 2007 and to the Company’s revised 2007 revenue outlook, an additional test was performed in the fourth quarter of 2007 and resulted in recognizing an additional impairment loss on goodwill of € 2,522 million.

Impairment losses of € 2,109 million related to the CGUs in the CDMA Business Division, € 396 million related to the CGUs in the IMS Business Division (Internet Protocol Multimedia Subsystem) and the remainder related to the CGUs corresponding to the Business Division Network Integration. The impairment charge in the CDMA Business Division was due to a revision in the long-term outlook for this activity, taking into account the change in market conditions as well as potential future technology evolutions.

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

In those groups of Cash Generating Units (Note 1g) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

2009 annual test (in millions of euros)	Net carrying amount of goodwill	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B) (3)	Discount rate	Valuation method
Optics division	1,145	269	11.0%	Discounted cash flows and other data (1)
Maintenance division	1,623	379	11.0%	Same as above (1)
Other CGU	1,434	-	-	Same as above (1)
TOTAL NET	4,202 (2)

(1)

Discounted cash flows for 5 years plus a terminal value. Other data : multiples derived from market capitalizations.

Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and +2.5% depending on the CGU.

(2)

At the date of the annual impairment test (i.e. June 30, 2009).

(3)

The recoverable amount is the value in use for the Business Divisions disclosed.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 189

Back to Contents

In those groups of Cash Generating Units (Note 1g) in which there is significant goodwill, the data and assumptions used for the goodwill impairment tests performed in the fourth quarter of each of 2008 and 2007 were as follows:

2008 additional test in Q4 – current reporting structure (in millions of euros)	Net carrying amount of goodwill (1)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B) (1)	Discount rate	Valuation method
Optics division	1,138	0	12.0%	Discounted cash flows and other data (2)
Maintenance division	1,439	694	12.0%	Same as above (2)
Other CGU	1,638	-	-	Same as above (2)
TOTAL NET	4,215

(1)

As of December 31, 2008. The recoverable amount is the value in use for the Business Divisions disclosed.

(2)

Discounted cash flows for 5 years plus a terminal value. Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between -10% and +2.5% depending on the CGUs.

2007 additional test in Q4 (in millions of euros)	Net carrying amount of goodwill (1)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B) (1)	Discount rate	Valuation method
CDMA (Code Division Multiple Access) division	1,381	8	10.0%	Discounted cash flows and other data (2)
Optics division	2,160	653	10.0%	Same as above (2)
Maintenance division	1,388	1,040	10.0%	Same as above (2)
Other CGU	2,399	-	-	Same as above (2)
TOTAL NET	7,328

(1)

As of December 31, 2007. The recoverable amount is the value in use for the Business Divisions disclosed.

(2)

Discounted cash flows for 5 years plus a terminal value. Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between -10% and +4% depending on the CGUs.

Specific impairment test as of January 1, 2010 in connection with the new organization

Due to the new organization of our reporting structure effective from January 1, 2010 onwards (see Note 5f), an additional impairment test will be performed as of January 1, 2010, on the goodwill for which the underlying Business Divisions have changed. The remaining goodwill as of December 31, 2009 will be reallocated to the new Business Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

The determination of the carrying value of each Business Division is not yet finalized.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 190

Back to Contents

Note 13   Intangible assets

A/  GROSS VALUE

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
AT DECEMBER 31, 2006	1,218	5,374	6,592
Capitalization	414	34	448
Additions	-	39	39
Assets held for sale, discontinued operations and disposals	(1)	(15)	(16)
Write-offs	(46)	(14)	(60)
Business combinations	-	13	13
Net effect of exchange rate changes	(36)	(525)	(561)
Other changes	(1)	(2)	(3)
AT DECEMBER 31, 2007	1,548	4,904	6,452
Capitalization	410	65	475
Additions	-	13	13
Assets held for sale, discontinued operations and disposals	-	(42)	(42)
Write-offs	(11)	(8)	(19)
Business combinations	-	36	36
Net effect of exchange rate changes	38	257	295
Other changes	-	-	-
AT DECEMBER 31, 2008	1,985	5,225	7,210
Capitalization	284	64	348
Additions	-	13	13
Assets held for sale, discontinued operations and disposals	-	(12)	(12)
Write-offs	(197)	(6)	(203)
Net effect of exchange rate changes	(25)	(160)	(185)
Other changes	-	4	4
AT DECEMBER 31, 2009	2,047	5,128	7,175

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in-process research and development and customer relationships), patents, trademarks and licenses.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 191

Back to Contents

B/  AMORTIZATION AND IMPAIRMENT LOSSES

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
AT DECEMBER 31, 2006	(717)	(434)	(1,151)
Amortization	(258)	(758)	(1,016)
Impairment losses	(41)	(175)	(216)
Write-offs	46	1	47
Assets held for sale, discontinued operations and disposals	-	14	14
Net effect of exchange rate changes	18	77	95
Other changes	-	5	5
AT DECEMBER 31, 2007	(952)	(1,270)	(2,222)
Amortization	(308)	(561)	(869)
Impairment losses	(135) (1)	(1,276) (2)	(1,411)
Write-offs	11	8	19
Assets held for sale, discontinued operations and disposals	-	14	14
Net effect of exchange rate changes	(23)	(153)	(176)
Other changes	-	2	2
AT DECEMBER 31, 2008	(1,407)	(3,236)	(4,644)
Amortization	(276)	(355)	(631)
Impairment losses	(20)	-	(20)
Write-offs	197	6	203
Assets held for sale, discontinued operations and disposals	-	12	12
Net effect of exchange rate changes	17	106	123
Other changes	-	(5)	(5)
AT DECEMBER 31, 2009	(1,489)	(3,472)	(4,961)

(1)

Mainly related to the capitalized development costs related to the WiMAX technology following the decision announced as of December 12, 2008 to limit our WiMAX efforts to the support of fixed and nomadic broadband access applications and to cease the WiMAX full mobility developments. These impairment losses are presented on the specific line item of the income statement “Impairment of assets”.

(2)

Impairments resulting from the additional impairment test performed in December 2008 and mainly related to the intangibles recognized on the CDMA business in connection with the Lucent business combination.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 192

Back to Contents

C/  NET VALUE

(in millions of euros)	Capitalized development costs	Other intangible assets	Total
AT DECEMBER 31, 2006	501	4,940	5,441
Capitalization	414	34	448
Additions	-	39	39
Amortization	(258)	(758)	(1,016)
Impairment losses	(41)	(175)	(216)
Write-offs	-	(13)	(13)
Assets held for sale, discontinued operations and disposals	(1)	(1)	(2)
Business combinations	-	13	13
Net effect of exchange rate changes	(18)	(448)	(466)
Other changes	(1)	3	2
AT DECEMBER 31, 2007	596	3,634	4,230
Capitalization	410	65	475
Additions	-	13	13
Amortization	(308)	(561)	(869)
Impairment losses	(135) (1)	(1,276) (2)	(1,411)
Assets held for sale, discontinued operations and disposals	-	(28)	(28)
Business combinations	-	36	36
Net effect of exchange rate changes	15	104	119
Other changes	-	2	2
AT DECEMBER 31, 2008	578	1,989	2,567
Capitalization	284	64	348
Additions	-	13	13
Amortization	(276)	(355)	(631)
Impairment losses	(20)	-	(20)
Assets held for sale, discontinued operations and disposals	-	-	-
Net effect of exchange rate changes	(8)	(54)	(62)
Other changes	-	(1)	(1)
AT DECEMBER 31, 2009	558	1,656	2,214

(1)

Mainly related to the capitalized development costs related to the WiMAX technology following the decision announced as of December 12, 2008 to limit our WiMAX efforts to supporting fixed and nomadic broadband access applications and to stop the WiMAX full Mobility developments. These impairment losses are presented on the specific line item of the income statement “Impairment of assets”.

(2)

Impairments resulting from the additional impairment test performed in December 2008 and mainly related to the intangibles recognized on the CDMA business in connection with the Lucent business combination.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 193

Back to Contents

Note 14   Property, plant and equipment

A/  CHANGES IN PROPERTY, PLANT AND EQUIPMENT, GROSS

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
AT DECEMBER 31, 2006	287	1,128	2,683	572	4,670
Additions	1	43	209	101	354
Assets held for sale, discontinued operations and disposals	(96)	(39)	(153)	(21)	(309)
Write-offs	-	(1)	(18)	(3)	(22)
Business combinations	-	11	5	2	18
Net effect of exchange rate changes	(21)	(74)	(107)	(8)	(210)
Other changes	(2)	(10)	32	(35)	(15)
AT DECEMBER 31, 2007	169	1,058	2,651	608	4,486
Additions	-	46	211	157	414
Assets held for sale, discontinued operations and disposals	(6)	(50)	(119)	(78)	(253)
Write-offs	-	(8)	(33)	(16)	(57)
Business combinations	-	5	(6)	-	(1)
Net effect of exchange rate changes	7	32	49	(5)	83
Other changes	(7)	22	83	(96)	2
AT DECEMBER 31, 2008	163	1,105	2,836	570	4,674
Additions	-	49	166	112	327
Assets held for sale, discontinued operations and disposals	(28)	(49)	(259)	(21)	(357)
Write-offs	-	(7)	(49)	(7)	(63)
Business combinations	-	4	6	3	13
Net effect of exchange rate changes	(2)	(17)	(17)	(1)	(37)
Other changes	(1)	16	(104)	65	(24)
AT DECEMBER 31, 2009	132	1,101	2,579	721	4,533

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 194

Back to Contents

B/  CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT AND IMPAIRMENT LOSSES

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
AT DECEMBER 31, 2006	(8)	(376)	(2,062)	(402)	(2,848)
Depreciation charge	-	(105)	(262)	(49)	(416)
Impairment losses	-	(44)	(29)	(21)	(94)
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	1	18	3	22
Assets held for sale, discontinued operations and disposals (1)	-	28	132	18	178
Net effect of exchange rate changes	-	22	81	4	107
Other changes	-	(7)	8	(8)	(7)
AT DECEMBER 31, 2007	(8)	(481)	(2,114)	(455)	(3,058)
Depreciation charge	-	(103)	(258)	(26)	(387)
Impairment losses	-	-	(39)	-	(39)
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	8	33	16	57
Assets held for sale, discontinued operations and disposals (1)	-	18	106	26	150
Net effect of exchange rate changes	(1)	(14)	(37)	5	(46)
Other changes	-		(4)	4	-
AT DECEMBER 31, 2008	(9)	(572)	(2,313)	(430)	(3,323)
Depreciation charge	(1)	(100)	(232)	(34)	(367)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	7	49	7	63
Assets held for sale, discontinued operations and disposals	-	14	170	102	286
Net effect of exchange rate changes	-	4	15	2	21
Other changes	(3)	181	21	(151)	48
AT DECEMBER 31, 2009	(13)	(466)	(2,290)	(504)	(3,273)
(1) Mainly related to activities disposed of or contributed to Thales in 2007 (refer to Note 3).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 195

Back to Contents

C/  CHANGES IN PROPERTY, PLANT AND EQUIPMENT, NET

(in millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
AT DECEMBER 31, 2006	279	752	621	170	1,822
Additions	1	43	209	101	354
Depreciation charge	-	(105)	(262)	(49)	(416)
Impairment losses	-	(44)	(29)	(21)	(94)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(96)	(11)	(21)	(3)	(131)
Business combinations	-	11	5	2	18
Net effect of exchange rate changes	(21)	(52)	(26)	(4)	(103)
Other changes	(2)	(17)	40	(43)	(22)
AT DECEMBER 31, 2007	161	577	537	153	1,428
Additions	-	46	211	157	414
Depreciation charge	-	(103)	(258)	(26)	(387)
Impairment losses	-	-	(39)	-	(39)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(6)	(32)	(13)	(52)	(103)
Business combinations	-	5	(6)	-	(1)
Net effect of exchange rate changes	7	18	12	-	37
Other changes	(7)	22	79	(92)	2
AT DECEMBER 31, 2008	155	533	523	140	1,351
Additions	-	49	166	112	327
Depreciation charge	(1)	(100)	(232)	(34)	(367)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(28)	(35)	(89)	81	(71)
Business combinations	-	4	6	3	13
Net effect of exchange rate changes	(3)	(14)	(2)	1	(18)
Other changes	(4)	198	(83)	(86)	24
AT DECEMBER 31, 2009	119	635	289	217	1,260

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 196

Back to Contents

Note 15   Finance leases and operating leases

A/  FINANCE LEASES

Property, plant and equipment held under finance leases have a net carrying amount of € 42 million at December 31, 2009 (€ 0 million at December 31, 2008 and 2007). Such finance leases relate primarily to IS/IT equipments sold and leased back in connection with the Hewlett Packard co-sourcing agreement (refer to Note 31).

Future minimum lease payments under non-cancellable finance leases are shown in Note 31a – Off balance sheet commitments.

B/  OPERATING LEASES

Future minimum lease payments under non-cancellable operating leases are shown in Note 31a – Off balance sheet commitments.

Future minimum sublease rental income expected to be received under non-cancellable operating subleases was € 143 million at December 31, 2009 (€ 163 million at December 31, 2008 and € 180 million at December 31, 2007).

Net lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(in millions of euros)	2009	2008	2007
Lease payments – minimum	235	211	204
Lease payments – conditional	20	38	37
Sublease rental income	(29)	(27)	(22)
TOTAL RECOGNIZED IN THE INCOME STATEMENT	226	222	219

Note 16   Investment in net assets of equity affiliates and joint ventures

A/  INVESTMENT IN NET ASSETS OF EQUITY AFFILIATES

(in millions of euros)	Percentage owned			Value
	2009	2008	2007	2009	2008	2007
Thales (1)		-	20.80%	-	-	1,200
Draka Comteq BV (2)		-	-	-	-	-
2Wire	26.7%	26.7%	26.7%	34	39	62
Other (less than € 50 million each)		-	-	26	74	90
INVESTMENT IN NET ASSETS OF EQUITY AFFILIATES				60	113	1,352

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

Following the definitive agreement announced as of December 19, 2008 to sell our stake in Thales to Dassault Aviation, our shares were reclassified at this date from investment in net assets of equity affiliates to assets held for sale. Our stake was disposed of in May 2009.

The Group’s share of net income (loss) of equity affiliates accounted for in 2008 was based on Thales’ results for 2008 adjusted for the purchase price allocation entries.

(2)

During the last quarter of 2007, Alcatel-Lucent sold its 49.9% stake in Draka Comteq BV (see Note 3).

Alcatel-Lucent’s share in the market capitalization of listed equity affiliates at December 31 was as follows:

(in millions of euros)	2009	2008	2007
Thales	-	-	1,681

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 197

Back to Contents

B/  CHANGE IN INVESTMENT IN NET ASSETS OF EQUITY AFFILIATES

(in millions of euros)	2009	2008	2007
CARRYING AMOUNT AT JANUARY 1	113	1,352	682
Change in perimeter of equity affiliates	(33)	(18)	629 (1)
Share of net income (loss)	1	96	110 (2)
Net effect of exchange rate changes	(2)	4	(10)
Reclassification to assets held for sale (Thales shares)	-	(1,303)	-
Other changes	(19)	(18)	(59)
CARRYING AMOUNT AT DECEMBER 31	60	113	1,352

(1)

Of which € 757 million accounted for in 2007 relates to the contribution of our railway transport systems business and critical integration systems business to Thales and the resulting increase of our ownership in this entity and € (120) million accounted for in 2007 relates to the disposal of Draka Comteq BV.

(2)

Including € 3 million of impairment losses in 2007 relating to equity affiliate goodwill (see Note 7).

C/  SUMMARIZED FINANCIAL INFORMATION FOR EQUITY AFFILIATES

Summarized financial information for Thales

(in millions of euros)	December 31, 2008 (2)	December 31, 2007 (1)
Statement of financial position
Non-current assets	-	6,817
Current assets	-	10,879
TOTAL ASSETS	-	17,696
Shareholders’ equity	-	3,884
Non-current liabilities	-	2,867
Current liabilities	-	10,945
TOTAL LIABILITIES	-	17,696
Income statement
Revenues		12,296
Income (loss) from operating activities		1,020
Net income (loss) attributable to equity owners of the parent (1)		887

(1)

The share of net income (loss) of equity affiliates related to Thales was computed based upon a preliminary estimated net income of Thales of approximately € 800 million. Consolidated results of Alcatel-Lucent were authorized for publication by our Board on February 7, 2008, which was before Thales’ results were authorized for publication by Thales’ board on March 6, 2008.

(2)

The share of net income (loss) of equity affiliates related to Thales was computed based upon a preliminary estimated net income of Thales. Information related to Thales had not yet been published at the time.

Aggregated financial information for other equity affiliates as if those entities were fully consolidated

(in millions of euros)	2009	2008	2007 (1)
Total assets	895	932	907
Liabilities (excluding shareholders’ equity)	873	678	497
Shareholders’ equity	22	254	410
Revenues	530	572	646
NET INCOME (LOSS) ATTRIBUTABLE TO EQUITY OWNERS OF THE PARENT	8	(41)	(53)
(1) 2007 aggregated financial information excludes information for Draka Comteq, because Alcatel-Lucent had sold its interest in this equity affiliate during the fourth quarter of 2007 (see Note 3).

D/  AGGREGATED FINANCIAL INFORMATION FOR JOINT VENTURES

Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alda Marine in 2009, 2008 and 2007) was as follows:

Statement of financial position data (in millions of euros)	2009	2008	2007
Non-current assets	36	38	41
Current assets	5	6	7
Shareholders’ equity	4	-	-
Non-current liabilities	-	-	-
Current liabilities	37	44	48

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 198

Back to Contents

Income statement data (in millions of euros)	2009	2008	2007
Revenues	-	-	-
Cost of sales	6	5	5
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments	6	5	4
Income (loss) from discontinued operations (1)	-	-	(3)
NET INCOME (LOSS) ATTRIBUTABLE TO EQUITY OWNERS OF THE PARENT	4	-	(3)
Cash flow statement data
Net cash provided (used) by operating activities	9	3	7
Net cash provided (used) by investing activities	(1)	-	(1)
Net cash provided (used) by financing activities	(10)	(5)	(2)
Net cash provided (used) by operating activities of discontinued operations (1)	-	-	(71)
Net cash provided (used) by investing activities of discontinued operations (1)	-	-	(18)
Net cash provided (used) by financing activities of discontinued operations (1)	-	-	44

(1)

Aggregated financial information for Alcatel Alenia Space and Telespazio only relates to the first three months of 2007. Such financial information was reported as discontinued operations (see Note 3 and Note 10).

Note 17   Financial assets

(in millions of euros)	2009			2008			2007
	Other non-current financial assets (1)	Marketable securities (2)	Total	Other non-current financial assets (1)	Marketable securities (2)	Total	Other non-current financial assets	Marketable securities (2)	Total
Financial assets available for sale (3)	305	271	576	585	253	838	549	261	810
Financial assets at fair value through profit or loss		1,722	1,722		653	653		633	633
Financial assets at amortized cost	87		87	111		111	155		155
TOTAL	392	1,993	2,385	696	906	1,602	704	894	1,598

(1)

Of which € 78  million matures within one year as of December 31, 2009 (€ 301 million as of December 31, 2008).

Of which € 29  million of financial assets at amortized cost represented a loan to one of Alcatel-Lucent’s joint ventures as of December 31, 2009 (€ 42 million as of December 31, 2008).

(2)

All of which is current as of December 31, 2009, as of December 31, 2008 and as of December 31, 2007.

(3)

Of which a decrease of € 252 million (U.S.U.S. $ 328 million) in 2009, including € 223 million of reclassification against general risks reserves (see Note 27), during the first quarter related to the restricted cash on the Winstar litigation that was settled during the first quarter of 2009, representing a net positive impact in our cash provided by operating activities of € 24 million.

No financial asset is considered as being held to maturity.

The cumulated fair value changes of financial assets available for sale represented a potential gain as of December 31, 2009 of € 43 million that was booked directly in equity (€ 65 million as of December 31, 2008).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 199

Back to Contents

A/  FINANCIAL ASSETS AVAILABLE FOR SALE

(in millions of euros)	2009			2008			2007
	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
NET CARRYING AMOUNT AT JANUARY 1	585	253	838	549	261	810	674	1,122	1,796
Additions/(disposals)	(39)	(6)	(45)	(9)	19	10	(44)	(834)	(878)
Fair value changes	(11)	24	13	(8)	(30)	(38)	12	8	20
Impairment losses (1)	(2)	1	(1)	(12)	(2)	(14)	(16)	-	(16)
Change in consolidation group	(8)	-	(8)	-	-	-	(18)	-	(18)
Other changes (2)	(220)	(1)	(222)	65	5	70	(59)	(35)	(94)
NET CARRYING AMOUNT AT DECEMBER 31	305	271	575	585	253	838	549	261	810
Of which:
• at fair value (3)	51	223	274	79	199	278	48	257	305
• at cost	254	48	280	506	54	560	501	4	505

(1)

Included in the amounts reported in Note 7.

(2)

Of which a € 223 million reclassification against general risks reserves (see Note 16) in the first quarter, which related to the restricted cash on the Winstar litigation that was settled during the first quarter of 2009.

(3)

Fair value hierarchy is presented in Note 28c.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at amortized cost, if no reliable fair value exists.

(in millions of euros)	2009	2008	2007
Fair value changes:
Fair value changes recognized directly in shareholders’ equity	22	(38)	47
Changes resulting from gains (losses) previously recognized in shareholders’ equity now recognized in net income (loss) due to disposals (1)	(9)	-	(27)
TOTAL	13	(38)	20
(1) Relates to the disposal of Avanex in 2007.

B/  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

(in millions of euros)	2009	2008	2007
NET CARRYING AMOUNT AT JANUARY 1	653	633	820
Additions/(disposals)	1,075	(44)	(181)
Fair value changes	-	19	2
Impairment losses	-	-	-
Other changes	(6)	45	(8)
NET CARRYING AMOUNT AT DECEMBER 31	1,722	653	633

C/  FINANCIAL ASSETS AT AMORTIZED COST

(in millions of euros)	2009	2008	2007
NET CARRYING AMOUNT AT JANUARY 1	111	155	129
Additions/(disposals)	(33)	(26)	32
Impairment losses	-	-	-
Change in consolidation group	-	-	-
Other changes (reclassifications)	9	(18)	(6)
NET CARRYING AMOUNT AT DECEMBER 31	87	111	155

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 200

Back to Contents

Note 18   Operating working capital

OPERATING WORKING CAPITAL

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Inventories and work in progress, net	1,624	2,196	2,235
Trade receivables and other receivables, net	3,221	4,330	4,163
Advances and progress payments	93	99	110
Customers’ deposits and advances	(639)	(929)	(847)
Trade payables and other payables	(3,926)	(4,571)	(4,514)
Amounts due from customers on construction contracts	528	495	704
Amounts due to customers on construction contracts	(66)	(188)	(407)
OPERATING WORKING CAPITAL, NET	835	1,432	1,444

Analysis of amounts due from/to customers on construction contracts (in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Amounts due from customers on construction contracts	528	495	704
Amounts due to customers on construction contracts	(66)	(188)	(407)
TOTAL	462	307	297
Work in progress on construction contracts, gross	306	219	272
Work in progress on construction contracts, depreciation	(28)	(25)	(42)
Accrued receivables on construction contracts	298	363	438
Advance payments received on construction contracts	-	(64)	(224)
Product sales reserves – construction contracts	(114)	(186)	(147)
TOTAL	462	307	297

(in millions of euros)	December 31, 2008	Cash flow	Change in consolidated companies	Translation adjustments and other	December 31, 2009
Inventories and work in progress (1)	3,044	(409)	22	(255)	2,402
Trade receivables and other receivables (1)	4,900	(892)	8	(329)	3,687
Advances and progress payments	99	(12)	4	2	93
Customers’ deposits and advances (1)	(993)	76	(10)	288	(639)
Trade payables and other payables	(4,571)	747	(20)	(82)	(3,926)
OPERATING WORKING CAPITAL, GROSS	2,479	(490)	4	(376)	1,617
Product sales reserves – construction contracts (1)	(186)	-	-	72	(114)
Cumulated valuation allowances	(861)	-	(2)	195	(668)
OPERATING WORKING CAPITAL, NET	1,432	(490)	2	(109)	835
(1) These line items include amounts relating to construction contracts that are presented in the statement of financial position caption “amounts due from/to customers on construction contracts”.

RECEIVABLES SOLD WITHOUT RECOURSE

Balances

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Outstanding amounts of receivables sold without recourse (1)	612	830	877
(1) Without recourse in case of payment default by the debtor. See accounting policy in Note 1s

Changes in receivables sold without recourse

(in millions of euros)	2009	2008	2007
Impact on cash flows from operating activities	(218)	(47)	(101)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 201

Back to Contents

Note 19   Inventories and work in progress

A/  ANALYSIS OF NET VALUE

(in millions of euros)	2009	2008	2007
Raw materials and goods	429	649	564
Work in progress excluding construction contracts	825	972	958
Finished products	842	1,204	1,185
Gross value (excluding construction contracts)	2,096	2,825	2,707
Valuation allowance	(472)	(629)	(472)
Net value (excluding construction contracts)	1,624	2,196	2,235
Work in progress on construction contracts, gross (1)	306	219	272
Valuation allowance (1)	(28)	(25)	(42)
Work in progress on construction contracts, net	278	194	230
TOTAL, NET	1,902	2,390	2,465
(1) These line items include amounts relating to construction contracts that are presented in the statement of financial position caption “amounts due from/to customers on construction contracts”.

B/  CHANGE IN VALUATION ALLOWANCE

(in millions of euros)	2009	2008	2007
AT JANUARY 1	(654)	(514)	(378)
(Additions)/ reversals	(139)	(285)	(186)
Utilization	71	69	38
Changes in consolidation group	-	-	-
Net effect of exchange rate changes and other changes	222	75	12
AT DECEMBER 31	(500)	(654)	(514)

Note 20   Trade receivables and related accounts

(in millions of euros)	2009	2008	2007
Receivables bearing interest	316	202	263
Other trade receivables	3,073	4,335	4,087
Gross value - (excluding construction contracts)	3,389	4,537	4,350
Accumulated impairment losses	(168)	(207)	(187)
Net value - (excluding construction contracts)	3,221	4,330	4,163
Accrued receivables on construction contracts (1)	298	363	438
TOTAL, NET	3,519	4,693	4,601
Of which due after one year on the “net value – (excluding construction contracts)”	111	41	54
(1) This line item includes amounts relating to construction contracts that are presented in the statement of financial position caption “amounts due from/to customers on construction contracts”.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 202

Back to Contents

Note 21   Other assets and liabilities

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Other assets
Other current assets	960	1,395	1,117
Other non-current assets	314	650	389
TOTAL	1,274	2,045	1,506
Of which:
• Currency derivatives	35	185	203
• Interest-rate derivatives - hedging	44	72	19
• Interest-rate derivatives – other	235	379	198
• Commodities derivatives	-	-	-
• Other tax receivables	502	662	435
• Other current and non-current assets	458	747	651
Other liabilities
Other current liabilities	1,763	2,293	1,966
Other non-current liabilities	209	443	366
TOTAL	1,972	2,736	2,332
Of which:
• Currency derivatives	51	339	128
• Interest-rate derivatives - hedging	1	1	16
• Interest-rate derivatives – other	237	381	197
• Commodities derivatives	-	7	-
• Other tax payables	350	331	317
• Accrued wages and social charges	850	968	1,015
• Other current and non-current liabilities	483	709	659

Note 22   Allocation of 2009 net income (loss)

Our Board of Directors will propose to the Annual Shareholders’ Meeting to be held on June 1, 2010 not to distribute any dividend for the year ended December 31, 2009. No dividends for the years 2008 and 2007 were made.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 203

Back to Contents

Note 23   Shareholders’ equity

A/  NUMBER OF SHARES COMPRISING THE CAPITAL STOCK

Number of shares	2009	2008	2007
Number of ordinary shares issued (share capital)	2,318,060,818	2,318,041,761	2,317,441,420
Treasury shares	(58,320,394)	(58,385,990)	(58,390,687)
Number of shares in circulation	2,259,740,424	2,259,655,771	2,259,050,733
Weighting effect of share issued for stock options exercised	(12,584)	(514,960)	(2,920,222)
Weighting effect of treasury shares	(30,977)	34,159	(239,758)
Weighting effect of share issued in respect of business combinations	-	-	-
NUMBER OF SHARES USED FOR CALCULATING BASIC EARNINGS PER SHARE	2,259,696,863	2,259,174,970	2,255,890,753

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

C/  CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL

At December 31, 2009, the capital stock consisted of 2,318,060,818 ordinary shares of nominal value €2 (2,318,041,761 ordinary shares of nominal value €2 at December 31, 2008 and 2,317,441,420 ordinary shares of nominal value €2 at December 31, 2007).

During 2009, increases in capital stock and additional paid-in capital amounted to €1 million. These increases related to the following transactions:

•

issuance of 1,803 shares for €0 million, as a result of the exercise of options and warrants (including additional paid-in capital of €0  million);

•

conversion of 17,254 convertible bonds into Alcatel-Lucent shares generating a capital increase of €1  million (including additional paid-in capital of € 0 million).

During 2008, increases in capital stock and additional paid-in capital amounted to €5 million. These increases related to the following transactions:

•

issuance of 6,100 shares for €0 million, as a result of the exercise of options and warrants (including additional paid-in capital of €0 million);

•

conversion of 544,241 convertible bonds into Alcatel-Lucent shares generating a capital increase of €5 million (including additional paid-in capital of € 4 million); and

•

redemption of 50,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of Spatial Wireless in 2004 to cover stock options, generating a capital increase of € 0 million (including additional paid-in capital of €0 million).

During 2007, increases in capital stock and additional paid-in capital amounted to €44 million. These increases related to the following transactions:

•

issuance of 2,755,287 shares for €18 million, as a result of the exercise of options and warrants (including additional paid-in capital of €13 million);

•

conversion of 4,506,992 convertible bonds into Alcatel-Lucent shares generating a capital increase of €25 million (including additional paid-in capital of €16 million);

•

redemption of 500,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of TiMetra Inc. in 2003 to cover stock options, generating a capital increase of €4 million (including additional paid-in capital of €3 million); and

•

other increases for €4 million.

In order to maintain or adjust the capital structure, the Group can adjust the amount of dividends paid to shareholders (see Note 22), or repurchase its own shares (see Note 23f) or issue new shares, or issue convertible bonds or similar instruments (see Note 24).

The Group is not party to any contract restricting the issuance of additional equity.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 204

Back to Contents

D/  STOCK OPTIONS

At December 31, 2009, stock option plans (excluding Lucent derived plans) were as follows, however only part of the outstanding stock options are in the scope of IFRS 2 (see Note 25e):

(in number of options)	1999-2000 U.S. Plans	2000 Plans
Exercise price	U.S. $ 21.40-U.S. $ 84.88	€ 48.00	€ 65.00	€ 64.00
Exercise period
From		04/01/03 04/01/05	12/13/03 12/13/05	12/13/01 12/13/04
To		12/31/05 12/31/07	12/31/05 12/31/07	12/12/08 12/12/08
Granted		-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 1998	-	-	-	-
Granted	7,866,630		-	-
Exercised	-	-	-	-
Forfeited	(143,650)	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 1999	7,722,980	-	-	-
Granted	19,407,838	15,239,250	1,235,500	306,700
Exercised	(393,296)	(10,000)	-	-
Forfeited	(3,060,818)	(923,120)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2000	23,676,704	14,306,130	1,235,500	306,700
Exercised	(261,205)	(3,000)	-	-
Forfeited	(3,327,376)	(161,500)	(130,150)	(3,600)
Expired	-	-	-	-
Outstanding at December 31, 2001	20,088,123	14,141,630	1,105,350	303,100
Exercised	-	-	-	-,
Forfeited	(3,871,401)	(581,075)	(40,000)	(5,100)
Expired	-	-	-	-
Outstanding at December 31, 2002	16,216,722	13,560,555	1,065,350	298,000
Exercised	-	-	-	-
Forfeited	(2,797,641)	(320,500)	(32,500)	(86,421)
Expired	-	-	-	-
Outstanding at December 31, 2003	13,419,081	13,240,055	1,032,850	211,579
Exercised	-	-	-	-
Forfeited	(2,276,230)	(174,000)	(11,000)	(3,838)
Expired	-	-	-	-
Outstanding at December 31, 2004	11,142,851	13,066,055	1,021,850	207,741
Exercised	-	-	-	-
Forfeited	(476 095)	(203,750)	(18,000)	(10,241)
Expired	(608 141)	-	-	-
Outstanding at December 31, 2005	10,058,615	12,862,305	1,003,850	197,500
Exercised	-	-	-	-
Forfeited	-	(51,000)	(9,500)	(1,500)
Expired	(1,225,128)	(5,182,500)	(448,500)	-
Outstanding at December 31, 2006	8,833,487	7,628,805	545,850	196,000
Exercised	-	-	-	-
Forfeited	-	(95,500)	(500)	-
Expired	(604,010)	-	-	-
Outstanding at December 31, 2007	8,229,477	7,533,305	545,350	196,000
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(588,006)	7,533,305	545,350	196,000
Outstanding at December 31, 2008	7,641,471	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(673,929)	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	5,970,996	-	-	-
2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 205

Back to Contents

(in number of options)	2001 Plans
Exercise price	€ 50.00	€ 41.00	€ 39.00	€ 32.00	€ 19.00	€ 9.00	€ 20.80	€ 9.30
Exercise period
From	03/07/02 03/07/05	04/02/02	04/02/02	06/15/02 06/15/05	09/03/02 09/03/05	11/15/02 11/15/05	12/19/02 12/19/05	12/19/02 12/19/05
To	03/06/09 03/06/09	04/01/09	04/01/09	06/14/09 06/14/09	09/02/09 09/02/09	11/14/09 11/14/09	12/18/09 12/18/09	12/18/09 12/18/09
Granted	37,668,588	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,075,160)	(7,050)	-	(19,350)	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2001	36,593,428	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,271,749)	(5,500)	-	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	35,321,679	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600
Exercised	-	-	-	-	-	-	-	(64,444)
Forfeited	(6,345,632)	(24,050)	-	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	28,976,047	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406
Exercised	-	-	-	-	-	(3,000)	-	(42,574)
Forfeited	(1,047,721)	-	-	(33,484)	(8,800)		(2,539,840)	(13,326)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	27,928,326	12,250	2,500	783,621	106,050	106,000	20,531,141	339,506
Exercised	-	-	-	-	-	-	-	(2,500)
Forfeited	(806,956)	-	-	(15,981)	(2,250)	-	(1,547,776)	(101)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	27,121,370	12,250	2,500	767,640	103,800	106,000	18,983,365	336,905
Exercised	-	-	-	-	-	(24,000)	-	(149,967)
Forfeited	(623,065)	-	-	(22,590)	(8,000)	-	(3,606,350)	(77,837)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	26,498,305	12,250	2,500	745,050	95,800	82,000	15,377,015	109,101
Exercised	-	-	-	-	-	-	-	(6,500)
Forfeited	(987,543)	(6,250)	-	(27,600)	(1,750)	-	(1,885,430)	(7,400)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	25,510,762	6,000	2,500	717,450	94,050	82,000	13,491,585	95,201
Exercised	-	-	-	-	-	-	-	-
Forfeited	(425,160)	-	-	(14,010)	-	-	(922,695)	2,900
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2008	25,085,602	6,000	2,500	703,440	94,050	82,000	12,568,890	92,301
Exercised	-	-	-	-	-	-	-	-
Forfeited	(25,085,602)	(6,000)	(2,500)	(703,440)	(94,050)	(82,000)	(12,568,890)	(92,301)
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	-	-	-	-	-	-	-	-

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 206

Back to Contents

(in number of options)	2002 Plans
Exercise price	€17.20	€ 16.90	€ 14.40	€ 13.30	€ 5.20	€ 3.20	€ 4.60	€ 5.40
Exercise period
From	02/15/03 02/15/06	04/02/03	05/13/03 05/13/06	06/03/03 06/03/06	09/02/03 09/02/06	10/07/03 10/07/06	11/14/03 11/14/06	12/02/03 12/02/06
To	02/14/10 02/14/10	04/01/10	05/12/10 05/12/10	06/02/10 06/02/10	06/01/10 06/01/10	10/06/10 10/06/10	11/13/10 11/13/10	12/01/10 12/01/10
Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	-	-	-	-	-	-	-	-
Forfeited	(14,250)	(1,000)	-	(17,660)	(64,250)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050
Exercised	-	-	-	-	(32,182)	(853)	(3,375)	-
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800
Exercised	-	-	-	-	(204,147)	(3,165)	(20,838)	(3,562)
Forfeited	(5,578)	(6,000)	(4,469)	(5,771)	(60,849)	(3,885)	(7,294)	(2,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	83,367	35,750	44,581	243,479	654,390	13,459	75,993	38,238
Exercised	-	-	-	-	(228,445)	(3,000)	(25,873)	(15,685)
Forfeited	(10,537)	(1,000)	(3,281)	(11,500)	(15,544)	-	-	(10,918)
Expired	-	-	-	-	-	-	-	-
Adjustments	-	-	-	-	-	-	1,104	-
Outstanding at December 31, 2005	72,830	34,750	41,300	231,979	410,401	10,459	51,224	11,635
Exercised	-	-	-	-	(159,016)	(1,649)	(23,524)	-
Forfeited	(18,250)	(7,500)	(4,000)	(4,479)	(5,063)	(251)	(968)	(480)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	54,580	27,250	37,300	227,500	246,322	8,559	26,732	11,155
Exercised	-	-	-	-	(32,203)	-	(6,814)	(1,355)
Forfeited	(5,000)	-	(1,500)	(31,000)	(8,251)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	49,580	27,250	35,800	196,500	205,868	8,559	19,918	9,800
Exercised	-	-	-	-	-	(850)	-	-
Forfeited	(12,000)	-	(7,500)	(4,000)	(20,180)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2008	37,580	27,250	28,300	192,500	185,688	7,709	19,918	9,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(15,000)	-	-	(10,000)	(47,037)	-	(14,167)	(5,000)
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	22,580	27,250	28,300	182,500	138,651	7,709	5,751	4,800

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 207

Back to Contents

(in number of options)	2003 Plans
Exercise price	€ 6.70	€ 6.70	€ 7.60	€ 8.10	€ 9.30	€ 10.90	€ 11.20	€ 11.10
Exercise period
From	03/07/04 03/07/07	07/01/06 07/01/07	06/18/04 06/18/07	07/01/04 07/01/07	09/01/04 09/01/07	10/01/04 10/01/07	11/14/04 11/14/07	12/01/04 12/01/07
To	03/06/11 03/06/11	06/30/07 06/30/08	06/17/11 06/17/11	06/30/11 06/30/11	08/31/11 08/31/11	09/30/11 09/30/11	11/13/11 11/13/11	11/30/11 11/30/11
Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	-	-	-	-	-	-
Forfeited	(1,583,230)	(17,193)	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(1,221,749)	(111)	(6,944)	(473)	(1,603)	-	-	(562)
Forfeited	(1,142,822)	(605)	(31,654)	(23,951)	(6,300)	(29,376)	(2,000)	(37,300)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	21,671,314	809,411	299,602	29,526	141,497	71,974	61,600	163,988
Exercised	(1,566,542)	(147)	(10,746)	(1,842)	(833)	-	-	-
Forfeited	(477,617)	(467)	(10,378)	(5,434)	(2,735)	(10,291)	(1,500)	(29,501)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	19,627,155	808,797	278,478	22,250	137,929	61,683	60,100	134,487
Exercised	(2,097,255)	(14,658)	(24,573)	(9,154)	(2,062)	(906)	-	(7,660)
Forfeited	(362,806)	(317)	(4,164)	(1,001)	(7,641)	(4,594)	(49,500)	(34,616)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	17,167,094	793,822	249,741	12,095	128,226	56,183	10,600	92,211
Exercised	(2,346,976)	(175,884)	(17,098)	(4,399)	-	-	-	-
Forfeited	(417,460)	(257,203)	(4,378)	(2,695)	(4,763)	(4,865)	(2,000)	(17,000)
Expired	-	(34,358)	-	-	-	-	-	-
Outstanding at December 31, 2007	14,402,658	326,377	228,265	5,001	123,463	51,318	8,600	75,211
Exercised	(100)	(150)	-	-	-	-	-	-
Forfeited	(2,160,900)	(9,096)	(14,813)	-	(2,100)	(3,000)	(1,300)	(9,973)
Expired	-	(317,131)	-	-	-	-	-	-
Outstanding at December 31, 2008	12,241,658	-	213,452	5,001	121,363	48,318	7,300	65,238
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,057,691)	-	(12,450)	-	(1,600)	1,500	(2,300)	(4,750)
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	11,183,967	-	201,002	5,001	119,703	46,818	5,000	60,488

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 208

Back to Contents

(in number of options)	2004 Plans
Exercise price	€ 13.20	€ 13.10	€ 12.80	€ 11.70	€ 9.90	€ 9.80	€ 11.20	€ 11.90
Exercise period
From	03/10/05 03/10/08	04/01/05 04/01/08	05/17/05 05/17/08	07/01/05 07/01/08	09/01/05 09/01/08	10/01/05 10/01/08	11/12/05 11/12/08	12/01/05 12/01/08
To	03/09/12 03/09/12	03/31/12 03/31/12	05/16/12 05/16/12	06/30/12 06/30/12	08/31/12 08/31/12	09/30/12 09/30/12	11/11/12 11/11/12	11/30/12 11/30/12
Granted	18,094,315	48,100	65,100	313,450	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	-	-	-
Forfeited	(724,065)	(7,350)	(2,550)	(13,500)	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	17,370,250	40,750	62,550	299,950	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	(300)	-	-
Forfeited	(1,017,737)	(11,292)	(6,050)	(22,450)	(1,300)	(27,700)	(800)	(5,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	16,352,513	29,458	56,500	277,500	37,150	193,300	68,800	37,900
Exercised	(700)	-	-	(2,399)	(822)	(11,330)	-	-
Forfeited	(1,131,200)	(3,467)	(3,750)	(10,638)	(5,778)	(44,297)	(6,100)	(1,938)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	15,220,613	25,991	52,750	264,463	30,550	137,673	62,700	35,962
Exercised	-	-	-	-	-	(7,148)	-	-
Forfeited	(1,070,056)	(5,191)	(3,000)	(60,462)	(1,000)	(28,757)	(30,000)	(2,162)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	14,150,557	20,800	49,250	204,001	29,550	101,768	32,700	33,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(927,741)	(3,000)	(4,349)	(6,051)	(500)	(11,979)	(6,000)	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2008	13,222,816	17,800	44,901	197,950	29,050	89,789	26,700	33,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(2,318,253)	(1,500)	(5,000)	(21,250)	-	(8,601)	(1,200)	(3,500)
Expired	-	-	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	10,904,563	16,300	39,901	176,700	29,050	81,188	25,500	30,300

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 209

Back to Contents

(in number of options)	2005 Plans
Exercise price	€ 11.41	€ 10.00	€ 8.80	€ 9.80	€ 10.20
Exercise period
From	01/03/06 01/03/09	03/10/06 03/10/09	06/01/06 06/01/09	09/01/06 09/01/09	11/14/06 11/14/09
To	01/02/13 01/02/13	03/09/13 03/09/13	05/31/13 05/31/13	08/31/13 08/31/13	11/13/13 11/13/13
Granted	497,500	16,756,690	223,900	72,150	54,700
Exercised	-	-	-	-	-
Forfeited	(17,400)	(707,210)	(8,800)	-	-
Expired	-	-	-	-	-
Outstanding at December 31, 2005	480,100	16,049,480	215,100	72,150	54,700
Exercised	(7,558)	(158,438)	(965)	-	-
Forfeited	(61,087)	(654,528)	(27,243)	(7,100)	(9,600)
Expired	-	-	-	-	-
Outstanding at December 31, 2006	411,455	15,236,514	186,892	65,050	45,100
Exercised	-	(133,932)	(6,611)	-	-
Forfeited	(40,427)	(1,080,029)	(32,480)	(5,900)	(4,600)
Expired	-	-	-	-	-
Outstanding at December 31, 2007	371,028	14,022,553	147,801	59,150	40,500
Exercised	-	-	-	-	-
Forfeited	(10,671)	(912,558)	(8,720)	(2,638)	(9,000)
Expired	-	-	-	-	-
Outstanding at December 31, 2008	360,357	13,109,995	139,081	56,512	31,500
Exercised	-	-	-	-	-
Forfeited	(33,468)	(966,029)	(18,446)	(6,262)	(7,016)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	326,889	12,143,966	120,635	50,250	24,484

(in number of options)	2006 Plans
Exercise price	€ 11.70	€ 12.00	€ 9.30	€ 10.40
Exercise period
From	03/08/07 03/08/10	05/15/07 05/15/10	08/16/07 08/16/10	11/08/07 11/08/07
To	03/07/14 03/07/14	05/14/14 05/14/14	08/15/14 08/15/14	11/07/14 11/07/14
Granted	17,009,320	122,850	337,200	121,100
Exercised	-	-	-	-
Forfeited	(482,130)	(7,100,)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2006	16,527,190	115,750	337,200	121,100
Exercised	-	-	-	-
Forfeited	(1,272,052)	(11,288)	(42,180)	(19,500)
Expired	-	-	-	-
Outstanding at December 31, 2007	15,255,138	104,462	295,020	101,600
Exercised	-	-	-	-
Forfeited	(1,083,347)	(3,468)	(8,770)	(5,000)
Expired	-	-	-	-
Outstanding at December 31, 2008	14,171,791	100,994	286,250	96,600
Exercised	-	-	-	-
Forfeited	(837,631)	(6,052)	(8,864)	(8,000)
Expired	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	13,334,160	94,942	277,386	88,600

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 210

Back to Contents

(in number of options)	2007 Plans
Exercise price	€ 10.00	€ 9.10	€ 9.00	€ 6.30
Exercise period
From	03/11/08 03/11/11	03/28/08 03/28/11	08/16/08 08/16/11	11/15/08 11/15/08
To	03/10/15 03/10/15	03/27/15 03/27/15	08/15/15 08/15/15	11/14/15 11/14/15
Granted	204,584	40,078,421	339,570	294,300
Exercised	-	-	-	-
Forfeited	(17,500)	(1,349,135)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2007	187,084	38,729,286	339,570	294,300
Exercised	-	-	-	-
Forfeited	(17,373)	(3,822,248)	(42,417)	(80,000)
Expired	-	-	-	-
Outstanding at December 31, 2008	169,711	34,907,038	297,153	214,300
Exercised	-	-	-	-
Forfeited	(2,958)	(2,309,056)	(30,274)	(1,126)
Expired	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	166,753	32,597,982	266,879	213,174

(in number of options)	2008 Plans
Exercise price	€ 3.80	€ 3.80	€ 4.40	€ 3.90	€ 2.00
Exercise period
From	03/25/09 03/25/12	04/04/09 04/04/12	07/01/09 07/01/12	09/17/09 09/17/12	12/31/09 12/31/12
To	03/24/16 03/24/16	04/03/16 04/03/16	06/30/16 06/30/16	09/16/16 09/16/16	12/30/16 12/30/16
Granted	47,987,716	800,000	223,700	250,000	2,052,400
Exercised	(5,000)	-	-	-	-
Forfeited	(2,543,315)	-	-	-	-
Expired	-	-	-	-	-
Outstanding at December 31, 2008	45,439,401	800,000	223,700	250,000	2,052,400
Exercised	-	-	-	-
Forfeited	(2,228,953)	(316,667)	(18,167)	-	(15,800)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	43,210,448	483,433	205,533	250,000	2,036,600

(in number of options)	2009 Plans
Exercise price	€ 2.00	€ 2.00	€ 2.90	€ 2.50
Exercise period
From	03/18/10 03/18/13	07/01/10 07/01/13	10/01/10 10/01/13	12/01/10 12/01/13
To	03/17/17 03/17/17	06/30/17 06/30/17	09/30/17 09/30/17	11/30/17 11/30/17
Granted	52,387,510	443,500	282,500	108,400
Exercised	(2,000)	-	-	-
Forfeited	(1,971,000)	-	-	-
Expired	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	50,414,510	443,500	282,500	108,400

The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel-Lucent shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 211

Back to Contents

The following table sets forth the U.S. and Canadian companies (other than Lucent) that issued these plans, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2009, the weighted average exercise price and the weighted average exercise period.

Company	Exercise price	Outstanding options			Exercisable options
		Number outstanding at December 31, 2009 (1)	Weighted remaining exercise period(years)	Weighted average exercise price	Number exercisable at December 31, 2009 (1)	Weighted average exercise price
Genesys	U.S. $ 2.99-U.S. $ 40.67	451,833	0.05	U.S. $ 26.42	451,833	U.S. $ 26.42
Astral Point	€ 9.95-€ 58.71	25,917	1.32	€ 25.21	25,917	€ 25.21
Telera	€ 0.43-€ 6.36	88,824	0.85	€ 4.93	88,824	€ 4.93
TiMetra	€ 0.53-€ 7.97	1,153,443	3.14	€ 6.47	1,153,443	€ 6.47
Spatial Wireless	€ 0.24-€ 9.10	306,855	4.28	€ 4.21	306,855	€ 4.21
TOTAL NUMBER OF OPTIONS		2,026,872			2,026,872
(1) In number of Alcatel-Lucent shares.

Except in the case of Astral Point, Telera, TiMetra and Spatial Wireless, upon exercise, Alcatel-Lucent will not issue new ADSs (or, consequently, shares); the options set forth in the above table for Genesys entitle the holders to purchase existing ADSs held by Group subsidiaries.

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

Stock option activity for former Lucent plans is as follows:

(in number of options)	Former Lucent plans
Exercise price	€ 9.35	€ 10.89	€ 15.28	€ 12.40	€ 5.49	€ 6.88
Exercise period
From	11/01/07	12/01/06	12/01/06	12/01/06	12/01/06	12/01/06
To	10/31/13	11/30/12	11/30/11	11/30/10	12/15/09	11/24/08
Outstanding at December 1, 2006	6,088,483	4,576,237	8,010,525	7,658,168	5,328,118	9,205,331
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(73,030)	(21,892)	(19,751)	(12,200)	(7,243)	(13,966)
Outstanding at December 31, 2006	6,015,453	4,554,345	7,990,774	7,645,968	5,320,875	9,191,365
Exercised	(11,636)	(9,738)	-	-	(847,800)	(2,792,464)
Forfeited	(1,195,101)	(418,932)	(696,150)	(657,127)	(121,400)	-
Expired	-	-	-	-	-	(6,360,315)
Outstanding at December 31, 2007	4,808,716	4,125,675	7,294,624	6,988,841	4,351,675	38,586
Exercised	-	-	-	-	-	-
Forfeited	(1,098,706)	(670,857)	(829,853)	(800,785)	(341,060)	-
Expired	-	-	-	-	-	(38,586)
Outstanding at December 31, 2008	3,710,010	3,454,818	6,464,771	6,188,056	4,010,615	-
Exercised	-	-	-	-	-	-
Forfeited	(427,337)	(401,399)	(757,041)	(737,100)	-	-
Expired	-	-	-	-	(4,010,615)	-
OUTSTANDING AT DECEMBER 31, 2009	3,282,673	3,053,419	5,707,730	5,450,956	-	-

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 212

Back to Contents

(in number of options)	Former Lucent plans
Exercise price	€ 61.93	€ 224.93	€ 0.28 to 10.00	€ 10.01 to 20.00	€ 20.01 and more
Exercise period
From	12/01/06	12/01/06	12/01/06	12/01/06	12/01/06
To	12/25/10	05/31/10	12/03/06	12/01/06	12/01/06
			05/03/14	12/01/14	01/05/12
Outstanding at December 1, 2006	1,484,527	1,260,610	1,392,124	662,880	10,776,344
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Expired	-	(150)	(3,804)	(35,117)	(64,652)
Outstanding at December 31, 2006	1,484,527	1,260,460	1,388,320	627,763	10,711,692
Exercised	-	-	(164,608)	-	-
Adjustment	-	-	-	126,355	(126,355)
Forfeited	(1,504)	(110,367)	(519,079)	-	(2,445,915)
Expired	-	-	-	-	-
Outstanding at December 31, 2007	1,483,023	1,150,093	704,633	754,118	8,139,422
Exercised	-	-	(9,296)	-	-
Forfeited	(107,021)	(12,779)	(224,271)	(233,239)	(3,508,464)
Expired	-	-	-	-	-
Outstanding at December 31, 2008	1,376,002	1,137,314	471,066	520,879	4,630,958
Exercised	-	-	(3,526)	-	-
Forfeited	(62,003)	(2,187)	(22,206)	(101,464)	(1,628,781)
Expired	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	1,313,999	1,135,127	445,334	419,415	3,002,177

Moreover, each unvested restricted stock unit granted under Lucent’s compensation or benefit plans or agreements was converted into the number of Alcatel-Lucent ordinary shares determined by applying the exchange ratio used in the transaction.

The following table summarizes unvested restricted stock unit activity:

(in number of stocks)	Former Lucent restricted stock unit activity
Unvested at December 1, 2005	1,684,575
Vested	(961)
Forfeited	(20,918)
Unvested at December 31, 2006	1,662,696
Vested	(679,998)
Forfeited	(69,366)
Unvested at December 31, 2007	913,332
Vested	(807,591)
Forfeited	(85,620)
Unvested at December 31, 2008	20,121
Vested	(13,728)
Forfeited	(6,393)
UNVESTED AT DECEMBER 31, 2009	-

E/  SHARE-BASED PAYMENTS

Only share-based payments established after November 7, 2002 that were not yet fully vested at January 1, 2005 were restated according to IFRS 2 “Share-based Payment”. Those share-based payments that were fully vested at December 31, 2004 did not result in a charge due to the adoption of IFRS in subsequent accounting periods.

By simplification, for historical Alcatel plans, during the vesting period and as a result of employees leaving the Group, no share-based payment forfeitures are taken into account when determining compensation expense for share-based payments granted. During the vesting period and as a result of employees leaving the Group, the accounting impact of share-based payment forfeiture is recognized when the forfeiture is made. For share-based payments cancelled by forfeiture before the end of the vesting period, this can mean correcting the charge, recognized in prior accounting periods, in the period following the forfeiture.

During the vesting period, estimated annual forfeiture rates of 7% for Lucent plans and 5% for share-based payments granted by Alcatel-Lucent since March 2007 are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 213

Back to Contents

Stock options

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

Assumptions for the plans representing more than 1,000,000 outstanding options related to historical Alcatel (before December 1, 2006) and Alcatel-Lucent (after December 1, 2006) are as follows:

•

expected volatility: 40% for the March 2005 plan, 32% for the March 2006 plan, 33% for the March 2007 plan, 45% for the March 2008 plan and 64% for the March 2009 plans;

•

risk-free rate: 3.50% for the March 2005 plan and March 2006 plan, 4% for the March 2007 plan, 3.90% for the March 2008 Plan and 3.00% for the March 2009 plans;

•

distribution rate on future income: 0% in 2005, 1% for March 2006 plan and 0.8% for later years.

Based on these assumptions, the fair values of historical Alcatel options (before December 1, 2006) and Alcatel-Lucent options (after December 1, 2006) used in the calculation of compensation expense for share-based payments are as follows:

•

March 2005 plan with an exercise price of € 10.00: fair value of € 3.72;

•

March 2006 plan with an exercise price of € 11.70: fair value of € 3.77;

•

March 2007 plan with an exercise price of € 9.10: fair value of € 3.04;

•

March 2008 plan with an exercise price of € 3.80: fair value of € 1.50;

•

March 2009 plan with an exercise price of € 2.00: fair value of € 0.49;

•

March 2009 all employees plan with an exercise price of € 2.00: fair value of € 0.46;

•

other plans have fair values between € 0.69 and € 4.18 and a weighted average fair value of € 1.96.

Lucent stock-based awards

The fair values were recalculated at November 30, 2006, the business combination date, with the following assumptions:

•

expected volatility: 26.20% to 32.37% depending on the remaining life of the options;

•

risk-free rate: 3.35% to 3.62% depending on the remaining life of the options;

•

distribution rate on future income: 0.8%.

The estimated fair value of outstanding stock awards as of November 30, 2006 amounted to € 133 million, consisting of € 96 million for vested options and € 37 million for unvested options.

Impact on income (loss) from operating activities of share-based payments resulting from stock options, stock purchase plans and restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(in millions of euros)	2009	2008	2007
Compensation expense for share-based payments	59	89	102
Presented in the income statement:
• cost of sales	14	20	25
• administrative and selling expenses	26	40	47
• research and development costs	17	25	27
• restructuring costs	1	4	3
Of which equity settled	58	88	102
Of which cash settled (1)	1	1	-
(1) French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions

The following rules are applicable to all plans granted by historical Alcatel in 2005 and 2006 and by Alcatel-Lucent in 2007, 2008 and 2009 except for the March 2009 all employees plan and for options granted after May 2008 to Management Committee members:

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

Vesting conditions for the March 2009 all employees plan

On March 18, 2009, our Board of Directors authorized the grant of 400 stock options to all of our employees, subject to compliance with the relevant laws of the countries where the beneficiaries work. The following rules are applicable:

•

these options will vest, subject to the service conditions, in two successive tranches, at 50% per year over two years;

•

exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 214

Back to Contents

Vesting conditions for options granted after May 2008 to Management Committee member

The following rules are applicable to all plans granted after May 2008 by Alcatel-Lucent to Management Committee members:

•

vesting is gradual: options vest linearly over 4 years (25% per year);

•

exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date;

•

in compliance with the commitment made by our Board of Directors at the Annual Shareholders’ Meeting held on May 30, 2008, 50% of options granted after this date to Management Committee members are also subject to an additional exercisability condition linked to the performance of Alcatel-Lucent shares. The share price of Alcatel-Lucent shares will be measured yearly in relation to a representative sample of 14 peer group companies that are solution and service providers in the telecommunications equipment sector (this figure may be revised in line with market changes). The number of vested stock options that will be exercisable will be measured annually in proportion to our stock price’s performance as compared to our peer group. This annual measurement will occur over a four-year period, beginning from the grant date. At the Board meeting closest to the end of each twelve month period, our Board, after consultation with the Compensation Committee, will determine whether or not the stock performance target has been met for the prior year, based on an annual study conducted by a third party consulting firm.

Certain plans that existed at companies acquired in business combinations were converted into historical Alcatel or Alcatel-Lucent subscription stock option plans or stock purchase plans. For plans of companies acquired, the vesting conditions and the option lives of the original plans remain in place.

For former Lucent stock options, vesting rules remain unchanged. Stock options usually vest linearly over a 4-year period (25% per year) and can be exercised as soon as they vest.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 215

Back to Contents

Stock option plans covered by IFRS 2 (excluding all Lucent plans) and the change in number of stock options generating compensation expense are:

(in number of options)	2005 Plans		2006 Plans		2007 Plans
Exercise price	€ 10.00	€ 8.80 to 11.41	€ 11.70	€ 9.30 to 12.00	€ 9.10	€ 6.30 to 10.0
Exercise period
From	03/10/06 03/10/09	01/03/06 09/01/09	03/08/07 03/08/10	05/15/07 11/08/10	03/28/08 03/28/11	03/01/08 11/15/11
To	03/09/13 03/09/13	01/02/13 08/31/13	03/07/14 03/07/14	05/14/14 11/07/14	03/27/15 03/27/15	02/28/15 11/14/15
Outstanding at December 31, 2004
Granted	16,756,690	848,250	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	(707,210)	(26,200)	-	-	-	-
Expired	-	-	-	-	-	-
Outstanding at December 31, 2005	16,049,480	822,050	-	-	-	-
Granted	-	-	17,009,320	581,150	-	-
Exercised	(158,438)	(8,523)	-	-	-	-
Forfeited	(654,528)	(105,030)	(482,130)	(7,100)	-	-
Expired	-	-	-	-	-	-
Outstanding at December 31, 2006	15,236,514	708,497	16,527,190	574,050	-	-
Granted	-	-	-	-	40,078,421	838,454
Exercised	(133,932)	(6,611)	-	-	-	-
Forfeited	(1,080,029)	(83,407)	(1,272,052)	(72,968)	(1,349,135)	(17,500)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2007	14,022,553	618,479	15,255,138	501,082	38,729,286	820,954
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	(912,558)	(31,029)	(1,083,347)	(17,238)	(3,822,248)	(139,790)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2008	13,109,995	587,450	14,171,791	483,844	34,907,038	681,164
Exercised	-	-	-	-	-	-
Forfeited	(966,029)	(65,192)	(837,631)	(22,916)	(2,309,056)	(34,358)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2009	12,143,966	522,258	13,334,160	460,928	32,597,982	646,806
Of which could be exercised	12,143,966	522,258	12,738,513	382,151	23,446,637	389,428
Average share price at exercise during the period	-	-	-	-	-	-

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 216

Back to Contents

(In number of options)	2008 Plans		2009 Plans			Total 2005 plans to 2009 plans
Exercise price	€ 3.80	€ 2.00 to 4.40	€ 2.00	€ 2.00	€ 2.00 to 2.90
Exercise period
From	03/25/09 03/25/12	04/04/09 12/31/12	03/18/10 03/18/13	03/18/10 03/18/13	07/01/10 12/01/13
To	03/24/16 03/24/16	04/03/16 12/30/16	03/17/17 03/17/17	03/17/17 03/17/17	06/30/17 11/30/17
Outstanding at December 31, 2004	-	-	-	-	-
Granted	-	-	-	-	-	17,604,940
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	(733,410)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2005	-	-	-	-	-	16,871,530
Granted	-	-	-	-	-	17,590,470
Exercised	-	-	-	-	-	(166,961)
Forfeited	-	-	-	-	-	(1,248,788)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2006	-	-	-	-	-	33,046,251
Granted	-	-				40,916,875
Exercised	-	-	-	-	-	(140,543)
Forfeited	-	-	-	-	-	(3,875,091)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2007	-	-	-	-	-	69,947,492
Granted	47,987,716	3,326,100	-	-	-	51,313,816
Exercised	(5,000)	-	-	-	-	(5,000)
Forfeited	(2,543,315)	-	-	-	-	(8,549,525)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2008	45,439,401	3,326,100	-	-	-	112,706,783
Granted	-	-	30,656,400	21,731,110	834,400	53,221,910
Exercised	-	-	(2,000)	-	-	(2,000)
Forfeited	(2,228,953)	(350,634)	(1,971,000)	-	-	(8,785,769)
Expired	-	-	-	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	43,210,448	2,975,466	28,683,400	21,731,110	834,400	157,140,924
Of which could be exercised	9,086,018	627,903	10,400	-	-	59,347,274
Average share price at exercise during the period	-	-	€ 2.67	-	-	€ 2.67

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 217

Back to Contents

For Lucent stock option plans covered by IFRS 2, the changes in number of stock options generating compensation expense are:

(in number of options)	Lucent plans				Total
Exercise price	€ 9.35	€ 10.89	€ 0.28 to 10.00	€ 10.01 to 20.00
Exercise period
From	11/01/07	12/01/06	12/01/06	12/01/06
To	10/31/13	11/30/12	12/03/06 05/03/14	12/01/06 02/01/14
Outstanding at December 1, 2006	6,088,483	4,569,566	283,121	606,827	11,547,997
Granted	-	-	-	-	0
Exercised	-	-	-	-	0
Expired/Forfeited	(73,030)	(21,860)	-	(185)	(95,075)
Outstanding at December 31, 2006	6,015,453	4,547,706	283,121	606,642	11,452,922
Granted	-	-	-	-	0
Exercised	(11,636)	(9,724)	(95,532)	-	(116,892)
Expired/Forfeited	(1,195,101)	(418,321)	(59,667)	(350,903)	(2,023,992)
Outstanding at December 31, 2007	4,808,716	4,119,661	127,922	255,739	9,312,038
Granted	-	-	-	-	0
Exercised	-	-	(143)	-	(143)
Expired/Forfeited	(1,098,706)	(669,879)	(58,726)	(169,054)	(1,996,365)
Outstanding at December 31, 2008	3,710,010	3,449,782	69,053	86,685	7,315,530
Granted	-	-	-	-	-
Exercised	-	-	(67)	-	(67)
Expired/Forfeited	(427,337)	(400,814)	(60,582)	(66,007)	(954,740)
OUTSTANDING AT DECEMBER 31, 2009	3,282,673	3,048,968	8,404	20,678	6,360,723
Of which could be exercised	2,570,330	3,048,968	8,245	19,659	5,647,202
Average share price at exercise during the period	-	-	€ 2.59	-	€ 2.59

Restricted Cash Units (RCUs)

The Board decided at its meeting held on April 4, 2008 to award up to 366,300 Restricted Cash Units (RCUs) to Patricia Russo if certain criteria were met over the two-year period following the Board’s decision. They were cancelled when Patricia Russo left the Group. These restricted cash units had therefore no impact on the net result for 2009.

Restricted Stock Units (RSUs) or Performance shares

Fair value of Performance shares granted by Alcatel-Lucent

The fair value of performance shares is measured at granting date as being the Alcatel-Lucent share price discounted by the assumed distribution rate on future income, set at 0.8% per year.

Based on this assumption, the fair values of Alcatel-Lucent performance shares used in the calculation of compensation expense for share-based payments are as follows:

•

September 17, 2008 plan: fair value of € 3.05;

•

October 29, 2008 plan: fair value of € 1.63;

•

March 2009 plan: fair value of € 1.19;

Vesting conditions

The following rules are applicable to all performance share plans granted by Alcatel-Lucent:

•

service condition: For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office in France, his/her performance shares will vest at the end of a two-year vesting period. Such performance shares will be available following the expiration of a two-year holding period. For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office outside of France, the vesting period is four years, with no additional holding period;

•

performance condition: Evaluation of the Group’s performance must be based on the same criteria as those used for the Global Annual Incentive Plan. For each of the criteria, quantified targets will be fixed at the start of each year for the current fiscal year. At the end of the two or four-year vesting periods, so long as the beneficiary has been an employee of the Group for two years (with limited exceptions) the number of performance shares that will vest will depend on the achievement, based on an average, of the annual Group performance targets set by our Board for the two or four-year periods.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 218

Back to Contents

Conditions of settlement

All performance shares granted by Alcatel-Lucent are exclusively settled in shares.

Number of performance shares granted and changes in number of performance shares

Performance shares covered by IFRS 2 and the change in number of performance shares generating compensation expense are:

Grant date (in number of performance shares)	17/09/2008	29/10/2008	18/03/2009
Outstanding at December 31, 2007	-	-	-
Granted	100,000	250,000	-
Acquired	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2008	100,000	250,000	-
Granted	-	-	6,982,956
Acquired	-	-	-
Forfeited	-	-	-
OUTSTANDING AT DECEMBER 31, 2009	100,000	250,000	6,982,956

F/  TREASURY STOCK

Alcatel-Lucent established a buy-back program for the ordinary shares, authorized at the shareholders’ ordinary annual general meetings held on September 7, 2006 and June 1, 2007, for the purpose of allocating those shares to employees of the Group under the terms provided by law, of honoring obligations arising from the issuance of securities conferring a right to the capital of the company or for use in an exchange or as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2009 (no shares were purchased in 2008 or 2007).

The carrying value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was € 1,567 million at December 31, 2009 (€ 1,566 million at December 31, 2008 and € 1,567 million at December 31, 2007). They are deducted at cost from retained earnings.

G/  NON-CONTROLLING INTERESTS

(in millions of euros)
Balance at December 31, 2006	495
Other changes (1)	(21)
Non-controlling interests in 2007 income	41
Balance at December 31, 2007	515
Other changes (1)	34
Non-controlling interests in 2008 income	42
Balance at December 31, 2008	591
Other changes (1)	(42)
Non-controlling interests in 2009 income	20
BALANCE AT DECEMBER 31, 2009	569

(1)

This amount primarily relates to dividends distributed to owners of non-controlling interests in certain Group subsidiaries and to net gains (losses) recognized directly in equity attributable to non-controlling interests.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 219

Back to Contents

Note 24   Compound financial instruments

COMPOUND FINANCIAL INSTRUMENTS (CONVERTIBLE BONDS)

(in millions of euros)	OCEANE - 2015			OCEANE - 2011
	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2009	December 31, 2008	December 31, 2007
Statement of financial position
Equity component	211	-	-	23	56	81
Equity	211	-	-	23	56	81
Convertible bonds – due after one year	789	-	-	815	1,002	941
Convertible bonds – due within one year and interest paid and payable	16	-	-	39	49	48
Financial debt	805	-	-	854	1,051	989
Income statement		-	-
Finance costs relating to gross debt	(25)	-	-	(53)	(74)	(72)

(in millions of euros)	7.75% Lucent			2.875% A, Lucent			2.875% B, Lucent
	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2009	December 31, 2008	December 31, 2007
Statement of financial position
Equity component	87	109	119	7	208	205	254	272	266
Equity	87	109	119	7	208	205	254	272	266
Convertible bonds – due after one year	578	654	655	0	345	319	381	386	357
Convertible bonds – due within one year and interest paid and payable	2	3	3	362	1	1	1	1	1
Financial debt	580	657	658	362	346	320	382	387	358
Income statement
Finance costs relating to gross debt	(58)	(64)	(69)	(31)	(22)	(23)	(27)	(24)	(26)

A/  OCEANE (OBLIGATIONS à OPTION DE CONVERSION ET/OU D’éCHANGE EN ACTIONS NOUVELLES OU EXISTANTES) ISSUED BY ALCATEL BEFORE THE BUSINESS COMBINATION

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

The OCEANE bonds are considered a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at € 861 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at € 161 million at the date of issuance.

The costs that relate to the issuance of a compound financial instrument are allocated to the component parts in proportion to the allocation of proceeds. The costs to be allocated to the debt component were valued at € 13 million. Thus the carrying value of the debt component at the date of issuance was € 848 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to € 174 million, is amortized within finance costs over the life of the debt.

The OCEANE bonds, which were hedged as of December 31, 2008 using interest rate swaps, were measured at fair value for 2008. The interest rate swaps were sold in the first quarter of 2009 and, as a result, the fair value hedge accounting ceased. As prescribed by IAS 39 (paragraphs 91 and 92), when fair value accounting ceases, the fair value adjustment to the carrying amount of the bonds is amortized to profit or loss over the life of the debt.

Thus the amount to be amortized within finance costs decreased by € 44 million and the effective rate of interest of the debt component dropped from 7.83% as of December 31, 2008 to 5.19% as of December 31, 2009.

The amortization described above increased the interest cost of the OCEANE bonds by € 7 million in 2009, € 25 million in 2008 and by € 23 million in 2007.

Some of these bonds were repurchased during the third and the fourth quarters of 2009 (see Note 26).

At December 31, 2009, the fair value of the debt component of the remaining OCEANE bonds was € 883 million (see Note 26h) and the market value of the remaining OCEANE bonds was € 883 million (€ 849 million and € 859 million repectively as of December 31, 2008 and € 1,012 million and € 1,030 million respectively as of December 31, 2007).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 220

Back to Contents

B/  OCEANE ISSUED BY ALCATEL-LUCENT

On September 10, 2009, Alcatel-Lucent issued 309,597,523 bonds having a nominal value of € 3.23 each, convertible into new or existing ordinary shares (OCEANE) for a total value of € 1,000 million. These bonds mature on January 1, 2015 and bear interest at a rate of 5.00% per annum.

The bondholders may request that the bonds be converted and/or exchanged into new and/or existing shares of the Company at any time after October 20, 2009 and until the seventh business day preceding the maturity date or the relevant early redemption date.

Moreover, these bonds have a buy-back option that Alcatel-Lucent can exercise in the period from January 1, 2014 until the maturity date of the bonds, if the quoted price of the Company’s shares exceeds 130% of the par value of the bonds.

The OCEANE bonds are considered as a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at € 800 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at € 200 million at the date of issuance.

The costs to be allocated to the debt component were valued at € 21 million. Thus the carrying value of the debt component at the date of issuance was € 779 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to € 221 million, is amortized within finance costs over the life of the debt.

The amortization described above increased the interest cost of the OCEANE bonds by € 10 million in 2009.

The effective rate of interest of the debt component is 10.54% including debt issuance costs.

At December 31, 2009, the fair value of the debt component of the OCEANE bonds was € 829 million (see Note 26h) and the market value of the OCEANE bonds was € 1,108 million.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 221

Back to Contents

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at December 31, 2009	$ 530,000,000	$ 880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	$ 16.75	$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

In June 2009, we re-assessed the reliability of the future estimated cash flows from Lucent’s 2.875% Series A convertible debentures. Based upon the remaining period until the next optional redemption date (i.e. June 15, 2010), the current and recent share price and other market data, we considered as a reliable estimate that bondholders would redeem the bonds on the optional redemption date. Therefore, the estimated future cash flows associated with this convertible debenture were changed and the accounting presentation was amended in accordance with IAS 39 requirements. This change in estimates represented an “other financial loss” of U.S. $ 233 million (€ 175 million-see Note 8) and a corresponding increase in the carrying value of this financial debt compared to December 31, 2008 (see Note 26).

The effective rate of interest of the debt component is 6.78% for Series A and 6.82% for Series B.

Some of the Series A were repurchased during the third and the fourth quarters of 2009 (see Note 26).

At December 31, 2009, the fair value of the debt component of the remaining convertible bonds (see Note 26h) was € 350 million for Series A and € 450 million for Series B (€ 375 million and € 220 million respectively as of December 31, 2008 and € 331 million and € 282 million respectively as of December 31, 2007) and the market value of the remaining convertible bonds was € 350  million for Series A and € 524  million for Series B (€ 437 million and € 296 million respectively as of December 31, 2008 and € 467 million and € 473 million respectively as of December 31, 2007).

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

Conversion ratio	40.3306
Conversion price	$ 24.80
Redemption period at Lucent’s option	After March 19, 2007
Maturity date	March 15, 2017

The effective rate of interest of the debt component is 9.81%.

Some of these bonds were repurchased during the fourth quarter of 2008 and during the first quarter of 2009 (see Note 26).

At December 31, 2009, the fair value of the debt component of the remaining convertible bonds (see Note 26h) was € 490 million and the market value of the remaining convertible bonds was € 502 million ((€ 198 million and € 241 million respectively as of December 31, 2008 and € 478 million and € 549 million respectively as of December 31, 2007).

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 222

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

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were €84 million for 2009 (€78 million for 2008 and €79 million for 2007).

Defined benefit plans

These plans have differing characteristics:

•

life annuity: the retirees benefit from receiving a pension during their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States;

•

lump-sum payment on the employee’s retirement or departure. These plans are to be found primarily in France, Belgium and Italy;

•

post-employment medical care during retirement. In the United States, Alcatel-Lucent reimburses medical expenses of certain retired employees and provides to retired employees with group life benefits.

Pensions and retirement obligations are determined in accordance with the accounting policies presented in Note 1k.

For former Lucent activities, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, a majority of which are located in the U.S., as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from the traditional program to the cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid post-retirement health and Group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive post-retirement Group life and health care benefits. As from January 1, 2008, no new entrants are allowed into the defined benefit plan for management retirees. On October 21, 2009, Alcatel-Lucent USA Inc. froze the U.S. defined benefit management pension plan and the U.S. Supplemental pension plan effective January 1, 2010. No additional benefits will accrue in these plans after December 31, 2009.

A/  ACTUARIAL ASSUMPTIONS

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2009, 2008 and 2007 are as follows (the rates indicated are weighted average rates):

	2009	2008	2007
Discount rate	5.41%	6.08%	6.04%
Future salary increases	3.52%	3.91%	3.83%
Expected long-term return on assets	6.69%	7.04%	7.39%
Post-retirement cost trend rate	6.40% to 5.90%	6.90% to 5.90%	7.70% to 5.90%

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 223

Back to Contents

The above rates are broken down by geographical segment as follows for 2009, 2008 and 2007:

	Discount rate	Future salary increases	Estimated long-term return on assets
2009
France	5.00%	3.50%	5.40%
Belgium	5.00%	3.50%	4.00%
United Kingdom	5.75%	4.95%	5.93%
Germany	5.00%	3.00%	3.00%
Rest of Europe	4.45%	2.87%	4.19%
United States of America	5.48%	3.73%	6.96%
Other	5.24%	4.46%	3.96%
2008
France	5.25%	3.42%	5.40%
Belgium	5.25%	4.00%	5.30%
United Kingdom	6.00%	4.97%	6.67%
Germany	5.25%	3.00%	4.95%
Rest of Europe	4.77%	3.44%	5.10%
United States of America	6.21%	3.99%	7.25%
Other	5.19%	5.32%	4.30%
2007
France	5.20%	3.36%	5.40%
Belgium	5.20%	3.80%	5.30%
United Kingdom	5.50%	4.49%	6.75%
Germany	5.20%	2.75%	4.33%
Rest of Europe	4.71%	3.01%	4.96%
United States of America	6.19%	3.97%	7.62%
Other	4.69%	4.28%	4.21%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations – AA or AAA) in each country having maturity dates equivalent to those of the plans.

For the euro Zone and United Kingdom the discount rates used are the Bloomberg Corporate AA yields and for the U.S. the Original CitiGroup pension discount yield curve was used. These references comply with IAS 19 requirements and have been retained consistently by us for years.

The returns on plan assets are determined plan by plan and depend upon the asset allocation of the investment portfolio and the expected future performance.

B/  COMPONENTS OF NET PERIODIC COST OF POST-EMPLOYMENT BENEFIT

(in millions of euros)	2009	2008	2007
Service cost	(126)	(126)	(158)
Interest cost	(1,510)	(1,503)	(1,575)
Expected return on plan assets	1,615	1,852	2,119
Amortization of prior service cost	(3)	(1)	(4)
Effect of curtailments and settlements	(79)	(41)	(12)
Management pension and Non represented healthcare plan amendment	253	65	258
NET PERIODIC BENEFIT (COST)	150	246	628
Of which:
• recognized in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments	(129)	(127)	(162)
• recognized in restructuring costs	(79)	(41)	(12)
• management pension and non-represented healthcare plan amendment	253	65	258
• recognized in other financial income (loss)	105	349	544

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 224

Back to Contents

C/  CHANGE IN THE OBLIGATION RECORDED IN THE STATEMENT OF FINANCIAL POSITION

(in millions of euros)	2009	2008	2007
Change in benefit obligation
Benefit obligation at January 1	(25,498)	(25,425)	(30,230)
Service cost	(126)	(126)	(158)
Interest cost	(1,510)	(1,503)	(1,575)
Plan participants’ contributions	(131)	(133)	(165)
Amendments	253	66	249
Business combinations	(9)	(4)	(8)
Disposals	-	-	-
Curtailments	(13)	(27)	27
Settlements	7	3	21
Special termination benefits	(65)	(14)	(32)
Actuarial gains and (losses)	(1,990)	365	1,135
Benefits paid	2,456	2,401	2,645
Medical Part D Subsidy	(16)	(30)	(33)
Foreign currency translation and other	732	(1,071)	2,699
Benefit obligation at December 31	(25,910)	(25,498)	(25,425)
Benefit obligation excluding effect of future salary increases	(25,639)	(25,004)	(24,927)
Effect of future salary increases	(271)	(494)	(498)
Benefit obligation	(25,910)	(25,498)	(25,425)
Pertaining to retirement plans	(22,846)	(22,310)	(22,029)
Pertaining to post-employment medical care plans	(3,064)	(3,188)	(3,396)
Change in plan assets
Fair value of plan assets at January 1	25,069	28,231	30,197
Expected return on plan assets	1,615	1,852	2,119
Actuarial gains and (losses)	1,033	(4,119)	1,072
Employers’ contributions	171	192	257
Plan participants’ contributions	131	133	165
Amendments	-	-	(15)
Business combinations	27	2	-
Disposals	-	-	-
Curtailments	-	-	-
Settlements	(4)	(1)	(16)
Benefits paid/Special termination benefits	(2,388)	(2,334)	(2,580)
Foreign currency translation and other	(729)	1,113	(2,968)
Fair value of plan assets at December 31	24,925	25,069	28,231
Present value of defined benefit obligations that are wholly or partly funded	(24,379)	(23,875)	(23,635)
Fair value of plan assets	24,925	25,069	28,231
Funded status of defined benefit obligations that are wholly or partly funded	546	1,194	4,596
Present value of defined benefit obligations that are wholly unfunded	(1,531)	(1,623)	(1,790)
Funded status	(985)	(429)	2,806
Unrecognized prior service cost		-	1
Unrecognized surplus (due to application of asset ceiling and IFRIC 14)	(1,658)	(2,080)	(3,782)
NET AMOUNT RECOGNIZED	(2,643)	(2,509)	(975)
Of which:
• prepaid pension costs	2,400	2,298	3,472
• pensions, retirement indemnities and other post-retirement benefit obligations	(5,043)	(4,807)	(4,447)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 225

Back to Contents

Change in pension and post-retirement net asset (liability) recognized

(in millions of euros)	December 31, 2009			December 31, 2008			December 31, 2007
	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total	Pension benefits	Post-retirement benefits	Total
Net asset (liability) recognized as of January 1	70	(2,579)	(2,509)	1,910	(2,885)	(975)	1,503	(3,517)	(2,014)
Operational charge	(125)	(4)	(129)	(121)	(6)	(127)	(152)	(10)	(162)
Financial income (1)	261	(156)	105	516	(167)	349	719	(175)	544
Curtailment (2)	(74)	(5)	(79)	(37)	(4)	(41)	(12)	-	(12)
Management pension and non represented healthcare plan amendment (3)	216	37	253	-	65	65	-	258	258
Total recognized in profits (losses)	278	(128)	150	358	(112)	246	555	73	628
Actuarial gains and (losses) for the period	(784)	(173)	(957)	(3,798)	44 (5)	(3,754)	2,110	97	2,207
Asset ceiling limitations and IFRIC 14 effect	375	-	375	1,789	-	1,789	(2,164)	-	(2,164)
Total recognized in Statement of comprehensive income (4)	(409)	(173)	(582)	(2,009)	44	(1,965)	(54)	97	43
Contributions and benefits paid	179	47	226	158	71	229	186	111	297
420 transfer	(246)	246	-	(444)	444	-	-	-	-
Change in consolidated companies	-	-	-	-	-	-	(8)	-	(8)
Other (reclassifications and exchange rate changes)	(11)	83	72	97	(141)	(44)	(272)	351	79
Net asset (liability) recognized as of December 31	(139)	(2,504)	(2,643)	70	(2,579)	(2,509)	1,910	(2,885)	(975)
Of which:
• prepaid pension costs	2,400	-	2,400	2,298	-	2,298	3,472	-	3,472
• pension, retirement indemnities and post-retirement benefits liability	(2,539)	(2,504)	(5,043)	(2,228)	(2,579)	(4,807)	(1,562)	(2,885)	(4,447)

(1)

This income is mainly due to the expected return on plan assets (refer to Note 8).

(2)

Accounted for in restructuring costs.

(3)

Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(4)

The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from the ones disclosed in the Statement of Comprehensive Income on page 4, due to the amounts related to discontinued activities, which are excluded in the above table.

(5)

This amount includes €83 million related to the U.S. management healthcare plan amendment.

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for overfunded plans cannot be used for underfunded plans. The underfunded status, which amounted to €985 million at December 31, 2009 (underfunded status amounted €429 million at December 31, 2008 and overfunded status amounted to €2,806 million at December 31, 2007) relates primarily to U.S. post-retirement benefits (see below) and to plans in France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See Note 25g below for information on U.S. plans.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 226

Back to Contents

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

(in millions of euros)	Benefit obligation	Plan assets	Funded (unfunded) status	Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
				Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets
2009	(25,910)	24,925	(985)	(142)	0.55%	1,033	4.14%
2008	(25,498)	25,069	(429)	290	1.14%	(4,119)	16.43%
2007	(25,425)	28,231	2,806	(166)	0.65%	1,072	3.80%
2006	(30,230)	30,197	(33)	21	0.07%	57	0.19%
2005	(3,503)	2,286	(1,217)	72	2.06%	111	4.86%

In respect of the medical care plans, a change of one percentage point in the assumed medical costs has the following impact:

(in millions of euros)	Increase of 1%	Decrease of 1%
Impact on the current service cost and interest costs	(6)	5
Impact on the benefit obligation	(92)	83

The plan assets of retirement plans are invested as follows:

(in millions of euros and percentage)	Bonds	Equity securities	Private equity and other	Real estate	Total
2009	16,391	3,828	3,045	1,661	24,925
	66%	15%	12%	7%	100%
2008	15,682	4,169	3,128	2,090	25,069
	63%	17%	12%	8%	100%
2007	17,154	5,628	3,139	2,310	28,231
	61%	20%	11%	8%	100%

As part of the prudent management of its funds relative to the corresponding obligations, the Group reduced the exposure of its defined benefit pension plans to equity markets in November 2007. As of December 31, 2009, the global asset allocation of the Group’s plans was as follows: 15% in equity securities, 66% in bonds and 19% in alternatives (i.e., real estate, private equity and hedge funds). This compares to respectively 17%, 63% and 20% as of December 31, 2008 and respectively 20%, 61% and 19% as of December 31, 2007.

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

The contributions and benefits paid directly by the Group to retirees that are expected to be paid for 2010 are €206 million for the pension and other post-retirement benefit plans.

Expected benefit payments made for beneficiaries from defined benefit plans through 2019 are as follows:

Total (in millions of euros)	Expected benefit payments
2010	2,248
2011	2,149
2012	2,196
2013	2,041
2014	1,992
2015 - 2019	9,383

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 227

Back to Contents

D/  CUMULATIVE AMOUNTS FOR ACTUARIAL DIFFERENCES (BEFORE TAXES) BOOKED AGAINST THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of euros)	2009	2008	2007
Balance at January 1	(781)	2,973	766
Net actuarial (losses)/gains during the period	(957)	(3,754)	2,207
BALANCE AT DECEMBER 31	(1,738)	(781)	2,973

E/  FUNDED STATUS

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Benefit obligation	(25,910)	(25,498)	(25,425)
Fair value of plan assets	24,925	25,069	28,231
Funded status	(985)	(429)	2,806
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC 14)	(1,658)	(2,080)	(3,781)
NET AMOUNT RECOGNIZED	(2,643)	(2,509)	(975)

F/  U.S. PENSION AND HEALTHCARE PLAN AMENDMENTS

2009 U.S. management pension plan amendment

On October 21, 2009, Alcatel-Lucent USA Inc. froze the U.S. defined benefit management pension plan and the U.S. Supplemental pension plan effective January 1, 2010. No additional benefits will accrue in these plans after December 31, 2009 for their 11,500 active U.S. – based participants who are not union-represented employees. As a result, a credit of €216 million before tax is booked during the fourth quarter of 2009 in the “Post-retirement benefit plan amendments” line item of the income statement. This amendment eliminated annual increases in the funding obligation of approximatly €74 million. Also effective on January 1, 2010, the company changed its defined contribution 401(k) savings plan to provide for the company to make the same level of matching contributions for all of its 15,000 U.S. – based employees who are not union-represented employees, which is expected to increase the company’s annual cash contributions by about €22 million.

This amendment had no impact on deferred tax.

2009 U.S. management healthcare plan amendment

Following the 2008 Medicare Private Fee-For-Service election discussed in the next section, Alcatel-Lucent USA Inc. amended the plan in the third quarter of 2009 with an effective date of January 1, 2010 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependants, which reduced the benefit obligation by appoximately €37 million. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

This amendment had no impact on deferred tax.

In 2009, a €5 million additional expense was recognized in the specific line item “Post-retirement benefit plan amendments” concerning the Raetsch case (see Note 34e).

2008 U.S. management healthcare plan amendment

On July 30, 2008, certain changes to Lucent’s management retiree healthcare benefits were approved by the board of directors of Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) and announced to retirees between August and the beginning of October. Effective January 1, 2009, postretirement medical benefits for Medicare eligible Management participants are provided through a fully insured Medicare Advantage Private Fee-For-Service (PFFS) Plan. Under this plan, the PFFS plan contracts directly with the Centers for Medicare & Medicaid Services to provide all Medicare Parts A and B benefits for Medicare eligible management retirees. These changes resulted in a €148 million benefit obligation decrease for the management retiree healthcare plan. €83 million of this decrease, which related to management employees who retired before March 1, 1990, was considered as a change of actuarial assumptions and was recognized in the Statement of Comprehensive Income. €65 million of this decrease, which related to management employees who retired on or after March 1, 1990 and who are subject to defined caps, was considered as a plan amendment and was recognized in the 2008 income statement in the specific line item “Post-retirement benefit plan amendments”.

(in millions of euros)	Before amendment	Amendment effect for pre- March 1, 1990 retirees (1)	Amendment effect for post March 1, 1990 retirees (2)	After amendment
Projected benefit obligation	(529)	83	65	(381)
Deferred taxes		(33)	(25)
NET IMPACT AFTER DEFERRED TAXES		50	40
(1) Recognized in the Statement of Comprehensive Income. (2) Recognized in the income statement.

In addition to the €65 million recognized in the specific line item “Post-retirement benefit plan amendments”, an €18 million expense related to the Raetsch case (see Note 34e) was recognized in 2008, representing a net positive impact of €47 million recognized in the specific line item “Post-retirement benefit plan amendments”.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 228

Back to Contents

2007 plan amendment

During June 2007, certain changes to Lucent’s management retiree healthcare benefits were approved. Effective January 1, 2008, prescription drug coverage offered to former Lucent management retirees was changed to a drug plan design similar to the Medicare Part D program. This change resulted in a positive impact in the net income of €77 million as summarized in the following table.

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

G/  ALCATEL-LUCENT’S U.S. PENSION AND POST-RETIREMENT OBLIGATIONS

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Alcatel-Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2009 and December 31, 2008. In addition, interim measurements were made to the major plans as of March 31, June 30, and September 30, to reflect the funded status of those plans in the financial statements at the end of those periods. These interim measurements impact the pension and post-retirement cost for the immediately succeeding period. All these data are included in the figures presented on a consolidated basis in Notes 25b, c, d and e).

2009 (in millions)	Pension benefits		Post-retirement benefits
Change in benefit obligation:	USD	€	USD	€
Benefit obligation at January 1, 2009	(26,431)	(18,992)	(4,436)	(3,188)
Service cost	(102)	(73)	(6)	(4)
Interest cost	(1,615)	(1,158)	(253)	(182)
Actuarial gains (losses)	(2,380)	(1,707)	(278)	(200)
Amendments	302	216	51	37
Transfer from U.S. Alcatel plan	-	-	-	-
Benefits paid	2,431	1,743	711	510
Medicare Part D subsidy	-	-	(22)	(16)
Plan participant contributions	-	-	(174)	(125)
Settlements	-	-	-	-
Curtailments	(22)	(16)	(6)	(4)
Special termination benefits	(90)	(64)	(1)	(1)
Other (reclassification and exchange rate changes)	-	679	-	109
Benefit obligation at December 31, 2009	(27,907)	(19,372)	(4,414)	(3,064)
Change in plan assets:
Fair value of plan assets at January 1, 2009	30,488	21,907	848	609
Actual return on plan assets	3,228	2,315	73	53
Benefits paid	(2,431)	(1,743)	(711)	(510)
Plan participant contributions	-	-	174	125
Company contributions	34	24	80	57
Transfer from U.S. Alcatel plan	-	-	-	-
420 transfer	(343)	(246)	343	246
Other (external transfer and exchange rate changes)	1	(754)	-	(20)
Fair value of plan assets at December 31, 2009	30,977	21,503	807	560
Funded status of the plan	3,070	2,131	(3,607)	(2,504)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(2,199)	(1,526)	-	-
Net asset (liability) recognized	871	605	(3,607)	(2,504)
Amounts recognized in the consolidated statement of financial positions:
Prepaid pension costs	2,516	1,747	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,645)	(1,142)	(3,607)	(2,504)
NET ASSET (LIABILITY) RECOGNIZED	871	605	(3,607)	(2,504)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 229

Back to Contents

2008 (in millions)	Pension benefits		Post-retirement benefits
Change in benefit obligation:	USD	€	USD	€
Benefit obligation at January 1, 2008	(27,296)	(18,542)	(4,981)	(3,384)
Service cost	(101)	(69)	(8)	(5)
Interest cost	(1,673)	(1,137)	(289)	(196)
Actuarial gains (losses)	278	189	209	142
Amendments	-	-	96	65
Transfer from U.S. Alcatel plan	(21)	(14)	(17)	(12)
Benefits paid	2,451	1,666	791	538
Medicare Part D subsidy	-	-	(45)	(31)
Plan participant contributions	-	-	(186)	(126)
Settlements	-	-	-	-
Curtailments	(49)	(33)	(5)	(3)
Special termination benefits	(20)	(14)	(1)	(1)
Other (reclassification and exchange rate changes)	-	(1,038)	-	(175)
Benefit obligation at December 31, 2008	(26,431)	(18,992)	(4,436)	(3,188)
Change in plan assets:
Fair value of plan assets at January 1, 2008	36,275	24,642	753	511
Actual return on plan assets	(2,720)	(1,849)	(102)	(69)
Benefits paid	(2,451)	(1,666)	(791)	(538)
Plan participant contributions	-	-	186	126
Company contributions	36	24	149	101
Transfer from U.S. Alcatel plan	4	3	-	-
420 transfer	(653)	(444)	653	444
Other (external transfer and exchange rate changes)	(3)	1,197	-	34
Fair value of plan assets at December 31, 2008	30,488	21,907	848	609
Funded status of the plan	4,057	2,915	(3,588)	(2,579)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(2,724)	(1,957)	-	-
Net asset (liability) recognized	1,333	958	(3,588)	(2,579)
Amounts recognized in the consolidated statement of financial positions:
Prepaid pension costs	2,494	1,792	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,161)	(834)	(3,588)	(2,579)
NET ASSET (LIABILITY) RECOGNIZED	1,333	958	(3,588)	(2,579)

Additional Information

December 31, 2009 (in millions)	Pension benefits		Post-retirement benefits
Benefit obligation by major plans:	USD	€	USD	€
U.S. management	(17,044)	(11,831)	-	-
U.S. occupational	(10,446)	(7,251)	-	-
Supplemental	(395)	(274)	-	-
Non-represented health	-	-	(458)	(318)
Formerly represented health	-	-	(2,508)	(1,741)
Group life and other	(22)	(16)	(1,448)	(1,005)
Benefit obligation at end of year	(27,907)	(19,372)	(4,414)	(3,064)
Plan assets by major plans:
U.S. management	15,812	10,976	-	-
U.S. occupational	15,161	10,524	-	-
Supplemental	-	-	-	-
Formerly represented health	-	-	338	235
Group life and other	4	3	469	325
Fair value of plan assets at end of year	30,977	21,503	807	560

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 230

Back to Contents

December 31, 2008 (in millions)	Pension benefits		Post-retirement benefits
Benefit obligation by major plans:	USD	€	USD	€
U.S. management	(16,130)	(11,590)	-,	-
U.S. occupational	(9,903)	(7,116)	-	-
Supplemental	(378)	(272)	-	-
Non-represented health	-	-	(558)	(401)
Formerly represented health	-	-	(2,437)	(1,752)
Group life and other	(20)	(14)	(1,441)	(1,035)
Benefit obligation at end of year	(26,431)	(18,992)	(4,436)	(3,188)
Plan assets by major plans:
U.S. management	15,363	11,039	-	-
U.S. occupational	15,122	10,866	-	-
Supplemental	-	-	-	-
Formerly represented health	-	-	379	272
Group life and other	3	2	469	337
Fair value of plan assets at end of year	30,488	21,907	848	609

Components of Net Periodic Benefit (Cost)

2009 (in millions)	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost):	USD	€	USD	€
Service cost	(102)	(73)	(6)	(4)
Interest cost on benefit obligation	(1,614)	(1,158)	(254)	(182)
Expected return on plan assets	2,058	1,476	36	26
Amortization of unrecognized prior service costs	(1)	(1)	-	-
SUBTOTAL	341	244	(224)	(160)
Special termination benefits	(90)	(64)	(1)	(1)
Curtailments	(22)	(16)	(5)	(4)
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	229	164	(230)	(165)
U.S. Pension/healthcare plan amendment	302	217	51	37
PENSION CREDIT/POST-RETIREMENT BENEFIT (COST)	531	381	(179)	(128)

2008 (in millions)	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost):	USD	€	USD	€
Service cost	(101)	(69)	(8)	(5)
Interest cost on benefit obligation	(1,673)	(1,137)	(289)	(197)
Expected return on plan assets	2,442	1,660	43	29
Amortization of unrecognized prior service costs	-	-	-	-
SUBTOTAL	668	454	(254)	(173)
Special termination benefits	(20)	(14)	(1)	(1)
Curtailments	(49)	(33)	(5)	(3)
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	599	407	(260)	(177)
U.S. healthcare plan amendment	-	-	96	65
PENSION CREDIT/POST-RETIREMENT BENEFIT (COST)	599	407	(164)	(112)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 231

Back to Contents

Key assumptions

Assumptions used to determine:	December 2009	December 2008
Benefit obligations – discount rate
Pension	5.54%	6.22%
Post-retirement health care and other	4.93%	6.16%
Post-retirement life	5.75%	6.16%
Rate of compensation increase	3.84%	3.96%
Net benefit cost or credit – discount rate
Pension	6.14%	6.71%
Post-retirement health care and other	5.80%	6.41%
Post- retirement life	6.20%	6.79%
Expected return on plan assets
Pension	7.00%	7.27%
Post-retirement health care and other	2.39%	4.20%
Post-retirement life	6.67%	6.95%

The weighted average expected rate of return on plan assets that will be used to determine the calendar 2010 net periodic benefit cost is 6.88% for pensions, 2.68% for post-retirement health care benefits and 6.23% for post-retirement life insurance benefits.

	December 31, 2009	December 31, 2008
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	6.40%	6.90%
Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	6.50%	7.00%
Rate that the cost trend rate gradually declines to	5.90%	5.90%
Year that the rate reaches the rate it is assumed to remain at	2013	2012

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions of U.S. dollars)	1 percentage point
	Increase	Decrease
Effect on total of service and interest cost components	(8)	7
Effect on post-retirement benefit obligation	(133)	120

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the corresponding value in the CitiGroup Curve, and for those years not presented in the CitiGroup Curve, we use the value of the last year presented for benefit payments expected to occur beyond the final year of the Curve. Then a single discount rate is selected that results in the same interest cost for the next period as the application of the individual rates would have produced. Rates are developed distinctly for each major plan; some very small plans are grouped for this process. The average durations of Alcatel-Lucent major pension obligations and post-retirement health care obligations were 9.59 years and 6.07 years, respectively, as of December 31, 2009 (9.31 years and 5.92 years, respectively, as of December 31, 2008).

Alcatel-Lucent considered several factors in developing its expected rate of return on plan assets, including its historical returns and input from its external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Alcatel-Lucent’s long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from its external advisors of 7.47% for its management plan and 5.75% for its occupational plan as of December 31, 2009 (7.63% for its management plan and 6.04% for its occupational plan as of December 31, 2008). Its actual 10-year annual rate of return on pension plan assets was 5.64% for the year ending December 31, 2009 (6.57% for the year ending December 31, 2008).

The mortality assumption for Alcatel-Lucent’s U.S. plans is based on actual recent experience of the participants in our management pension plan and our occupational pension plans. For the 2009 year-end valuation, we updated the mortality assumptions, again based on the actual experience of the two plans. This update had a $ 464 million negative effect on the benefit obligation of the Management Pension Plan and a $ 100 million negative effect on the benefit obligation of the U.S. Occupational pension plans. This effect is recognized in the Statement of Comprehensive Income.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 232

Back to Contents

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

	Pension target allocation range	Percentage of pension plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets
December 31, 2009
Asset category
Equity securities	12%-19%	15%	28%	28%
Fixed income securities	59%-80%	68%	40%	40%
Real estate	4%-8%	6%	-	-
Private equity and other	6%-12%	11%	-	-
Cash	-	-	32%	32%
TOTAL		100%		100%
December 31, 2008
Asset category
Equity securities	16%-30%	17%	27%	24%
Fixed income securities	54%-70%	64%	41%	44%
Real estate	4%-8%	8%
Private equity and other	6%-12%	11%
Cash		-	32%	32%
TOTAL		100%		100%

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

Pension plan assets included $ 0.2 million of Alcatel-Lucent ADSs (American Depository Shares) as of December 31, 2009 ($ 0.0 million and $ 0.4 million of Alcatel-Lucent ADSs as of December 31, 2008 and December 31, 2007, respectively).

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

Funding requirements for our major U.S. pension plans are determined by applicable statutes, namely the Employee Retirement Income Security Act of 1974 («ERISA»), and regulations (the «Code») issued by the Internal Revenue Service (the ‘’IRS»). The Pension Protection Act of 2006 (the «PPA») increased the funding target for determining required contributions, from 90% to 100% of the funding obligation, in 2% annual increments at each January 1 valuation date beginning in 2008 and ending with a 4% increment on January 1, 2011. The PPA was amended by the Worker, Retiree, and Employer Recovery Act of 2008 («WRERA») and provided additional alternative methods for determining the funding obligation and the value of plan assets which included look-back averaging periods of up to twenty-four months. Once selected for January 1, 2008, changes in methods required approval by the Internal Revenue Service. However, in October 2009, the IRS released guidance stating that, with few exceptions, methodology changes for January 1, 2009 and January 1, 2010 would be automatically approved.

Prior to the PPA, Section 420 of the Code provided for the transfer of pension assets («Section 420 Transfer») in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% for 100% of the retiree population, during the five year period. The PPA as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year from assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The amendments also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period.

On December 27, 2006, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational pension plan in the amount of $ 504 million to fund healthcare benefits for formerly union-represented retirees for the period beginning October 1, 2006 through December 31, 2007. On December 29, 2008, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational pension plan in the amount of $ 653 million to fund healthcare benefits for formerly union-represented retirees for the period beginning January 1, 2008 through about September 30, 2009. On November 2, 2009, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational pension plan in the amount of $ 343 million to fund healthcare benefits for formerly union-represented retirees for the period beginning October 1, 2009 through about September 30, 2010. Alcatel-Lucent expects to make another “collectively bargained” transfer during 2010 from the U.S. Occupational pension plans to fund healthcare benefits for formerly union-represented retirees for the remainder of 2010 through the first nine months of 2011.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 233

Back to Contents

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2019. Alcatel-Lucent does not have to make contributions to its qualified U.S. pension plans during calendar 2010, and does not expect to make any during 2011. Alcatel-Lucent is unable to estimate the expected contributions to its qualified U.S. pension plans beyond calendar 2011. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes. The table below reflects the use of excess pension assets to fund 2010 healthcare costs for formerly union-represented retirees.

(in millions of U.S. dollars)	Pension	Post-retirement
	Non-qualified pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
2010	33	(8)	59	8
2011	32	321	56	7
2012	32	457	52	7
2013	32	233	48	37
2014	32	224	43	52
2015 - 2019	154	882	172	258

Benefit Payments

The following table summarizes expected benefit payments from Lucent’s various pension and post-retirement plans through calendar 2019. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately $ 35 million.

(in millions of U.S. dollars)	Pension			Post-retirement
	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non-qualified pension plans	Formerly represented retiree health plans	Non-represented retiree health plans	Other benefit plans
2010	1,360	1,092	33	330	59	88
2011	1,342	979	32	321	56	90
2012	1,329	953	32	457	52	92
2013	1,315	927	32	233	48	94
2014	1,300	899	32	224	43	95
2015 - 2019	6,239	4,040	154	882	172	496

The actuarial assumptions used to determine if pension plan funding is required are specified by the Pension Protection Act of 2006 (PPA) as modified by the Worker, Retiree and Employer Recovery Act of 2008 (WRER). These bills allow a pension plan sponsor to choose among a limited set of options for ascertaining the plan asset and obligation values used to determine funding requirements. Certain of these actuarial assumptions differ from those used for accounting purposes in a way that becomes significant in volatile markets. While the basis of developing discount rates in both cases are corporate bond yields, for accounting purposes we use a yield curve developed by CitiGroup as of the close of the last business day of December, whereas the PPA allows either a daily average yield curve for the month of December or a two-year average yield curve. Also, available fair value of assets as of the close of the last business day of December must be used for accounting purposes, but the PPA and the WRER provide for “asset smoothing” options that average fair values over periods as long as two years with limited expected returns being included in the averaging. Both of these sets of options minimize the impact of sharp changes in asset values and corporate bond yields in volatile markets. Corporate bond yields dropped sharply during the last two weeks of December 2008, which resulted in a financial reporting discount rate that is significantly (more than 70 basis points) lower than the one used for regulatory funding valuation. A preliminary evaluation of the funded status of the U.S. Management Pension Plan for regulatory funding valuation purposes indicates that this plan is over 100% funded at year end. On the other hand, this plan was underfunded by U.S. $ 1,232 million on December 31, 2009 for accounting purposes. In addition, under the PPA transition target rules, we would only need to fund this plan if the funded ratio were to decline below 96%. Although certain data such as the December 31, 2009 private equity and real estate values and the January 1, 2010 census data will not be final until the second quarter of 2010, we do not expect any contributions being required through 2011.

Regarding healthcare benefits, it is important to note that both management and formerly union represented retirees benefits are capped for those who retired after February 28, 1990 (the benefit obligation associated with this retiree group approximated 41% of the total U.S. retiree healthcare obligation as of December 31, 2009) ; and Medicare is the primary payer (pays first) for those age 65 and older which make up almost all of uncapped retirees.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 234

Back to Contents

Note 26   Financial debt

A/  ANALYSIS OF FINANCIAL DEBT, NET

(in millions of euros)	2009	2008	2007
Marketable securities – short term, net	1,993	906	894
Cash and cash equivalents	3,577	3,687	4,377
Cash, cash equivalents and marketable securities	5,570	4,593	5,271
(Convertible and other bonds – long-term portion)	(4,084)	(3,931)	(4,517)
(Other long-term debt)	(95)	(67)	(48)
(Current portion of long-term debt and short-term debt)	(576)	(1,097)	(483)
(Financial debt, gross)	(4,755)	(5,095)	(5,048)
Derivative interest rate instruments – other current and non-current assets	44	72	19
Derivative interest rate instruments – other current and non-current liabilities	(1)	(1)	(16)
Loan to joint venture - Financial assets (loan to co-venturer and receivable on disposal of Dunker Motoren)	28	42	45
CASH (FINANCIAL DEBT), NET	886	(389)	271

B/  ANALYSIS OF FINANCIAL DEBT, GROSS – BY TYPE

(in millions of euros)	2009	2008	2007
Convertible bonds	2,924	2,387	2,273
Other bonds	1,521	2,320	2,381
Bank loans, overdrafts and other financial debt	145	254	237
Commercial paper	0	-	18
Finance lease obligations	58	-	-
Accrued interest	107	134	139
FINANCIAL DEBT, GROSS	4,755	5,095	5,048

C/  BONDS

Balances at December 31, 2008 and at December 31, 2009

Remaining amounts to be reimbursed (in millions of euros)	December 31, 2008	Currency translation impact	Other changes during 2009	December 31, 2009
Issued by Alcatel-Lucent:
OCEANE 5.00% - €1,000 million (5) due January 2015 (2)	-	-	1,000	1,000
4.375% – €777 million due February 2009 (1)	777	-	(777)	-
OCEANE 4.75% – €818 million (5) due January 2011 (1)	1,022	-	(204)	818
6.375% – €462 million (5) due April 2014 (1)	462	-	-	462
Issued by Lucent:
7.75% – U.S. $ 931 million (5) due March 2017 (2)	768	(24)	(73)	671
2.875% – U.S. $ 530 million (5) Series A due June 2023 (2) (3) (4)	555	(19)	(167)	369
2.875% – U.S. $ 881 million (5) Series B due June 2025 (2) (3)	661	(23)	-	638
6.50% – U.S. $ 300 million (5) due January 2028	194	(7)	-	187
6.45% – U.S. $ 1,360 million (5) due March 2029	879	(29)	-	850
SUBTOTAL	5,318	(102)	(221)	4,995
Equity component and issuing fees of Oceane 2015 issued by Alcatel-Lucent	-	-	(211)	(211)
Equity component and issuing fees of Oceane 2011 issued by Alcatel	(56)	-	33	(23)
Equity component of Lucent’s 2.875% Series A convertible debentures (4)	(208)	7	194	(7)
Equity component of convertible bonds issued by Lucent	(382)	12	29	(341)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	35	-	(3)	32
CARRYING AMOUNT OF BONDS	4,707	(83)	(179)	4,445

(1)

Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.).

(2)

See Note 24 for details of put and call conditions.

(3)

Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent SA.

(4)

Due to the change of estimated cash flows related to the 2.875% Series A debentures, the carrying value of this bond was increased by U.S. $ 233 million with a corresponding adjustment in “other financial loss” as disclosed in Note 8. Refer to additional comments in Notes 2j and 24.

(5)

Face amounts outstanding as at December 31, 2009.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 235

Back to Contents

Changes in 2009

Issuance of new debt

Alcatel-Lucent issued a 5.00% bond convertible into/or exchangeable for new or existing Alcatel-Lucent shares due January 1, 2015 for a total value of €1,000 million.

The carrying value of the debt component at the date of issuance was valued at €779 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to €221 million, is amortized within finance costs over the life of the debt.

Repurchases (redemption before maturity date)

Lucent convertible bond 7.75% U.S. $ due March 2017 was subject to partial buy-back and cancellation in the first quarter of 2009, using U.S. $ 28 million in cash, corresponding to a nominal value of U.S. $ 99 million.

Lucent convertible bond 2.875% U.S. $ Series A was subject to partial buy-back and cancellation in the third quarter of 2009, using U.S. $ 25 million in cash excluding accrued interests, corresponding to a nominal value of U.S. $ 25 million and in the fourth quarter of 2009, using U.S. $ 193 million in cash excluding accrued interests, corresponding to a nominal value of U.S. $ 195 million.

Alcatel Oceane 4.75% due January 2011 was subject to partial buy-back and cancellation in the third quarter of 2009, using €167 million in cash excluding accrued interests, corresponding to a nominal value of €167 million and in the fourth quarter of 2009, using €37 million in cash excluding accrued interests, corresponding to a nominal value of €37 million.

Nominal value repurchased:

•

Lucent convertible bond 7.75% U.S. $ due March 2017: U.S. $ 99,000,000 ;

•

Lucent convertible bond 2.875% U.S. $ Series A: U.S. $ 220,000,000 ;

•

Alcatel Oceane 4.75% due January 2011: €204,308,743.

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

A gain of €50 million related to these repurchases was recorded in “other financial income (loss)” in the first quarter of 2009, a loss of €1 million in the third quarter of 2009 and a loss of €2 million during the fourth quarter of 2009 (see Note 8).

Repayments

Alcatel-Lucent’s 4.375% EUR bond due February 2009 was repaid in February 2009 for a nominal value of €777 million.

Changes in 2008

Repurchases (redemption before maturity date)

Certain bonds were subject to buy-back and cancellation in 2008, using €27 million and U.S. $ 23 million in cash, corresponding to a nominal value of €28 million and U.S. $ 72 million, detailed as follows:

Nominal value repurchased:

•

Lucent convertible bond 7.75% U.S. $ due March 2017: U.S. $ 72,229,000;

•

Alcatel-Lucent 4.375% EUR due February 2009: €27,801,000.

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

For straight bonds, the difference between the repurchased amount and the nominal value is included in “other financial income (loss)”.

The gains related to these repurchases were respectively €1 million and €30 million for the Alcatel-Lucent 4.375% bond and the Lucent 7.75% bond representing a total gain of €31 million in other financial income (loss), net (see Note 8).

Repayments

Lucent’s 5.50% U.S. $ bond was repaid in November 2008 for a nominal value of €137 million.

Changes in 2007

Repurchases (redemption before maturity date)

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 236

Back to Contents

D/  ANALYSIS BY MATURITY DATE

(in millions of euros)	2009	2008	2007
Current portion of long-term debt	361	776	137
Short-term debt	215	322	346
Financial debt due within one year (1)	576	1,098	483
Of which:
• within 3 months	137	992
• between 3 and 6 months (1)	403	86
• between 6 and 9 months	18	10
• above 9 months	18	10
2008		-	-
2009		-	806
2010 (1)	-	357	328
2011 (2)	874	1,039	951
2012	10	6	9
2013 and thereafter	389	392	2,471
2014 and thereafter	486	2,203
2015 and thereafter	2,420
Financial debt due after one year (3)	4,179	3,997	4,565
TOTAL	4,755	5,095	5,048

(1)

Of which €361 million as of December 31, 2009 related to the 2023 Lucent 2.875% Series A convertible debentures, due to the existence of a put option exercisable as of June 15, 2010, (€345 million as of December 31, 2008).

(2)

Of which €815 million related to the 4.75% Oceane due January 2011, as of December 31, 2009 (€1,002 million as of December 31, 2008).

(3)

The convertible securities may be retired earlier based on early redemption or buy back options. See Note 24. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

E/  DEBT ANALYSIS BY RATE

(in millions of euros)	Amounts	Effective interest rate	Interest rate after hedging
2009
Convertible bonds	2,924	7.96%	7.96%
Other bonds	1,521	7.37%	6.64%
Bank loans and overdrafts and finance lease obligations	203	4.98%	4.98%
Commercial paper	0	-	-
Accrued interest	107	NA	NA
FINANCIAL DEBT, GROSS	4,755	7,46%	7,23%
2008
Convertible bonds	2,387	8.06%	7.38%
Other bonds	2,320	6.37%	5.73%
Bank loans and overdrafts and finance lease obligations	254	3.50%	3.50%
Commercial paper	-	-	-
Accrued interest	134	NA	NA
FINANCIAL DEBT, GROSS	5,095	6.85%	6.24%
2007
Convertible bonds	2,273	8.09%	8.27%
Other bonds	2,381	6.28%	6.56%
Bank loans and overdrafts and finance lease obligations	237	3.29%	2.84%
Commercial paper	18	4.28%	4.28%
Accrued interest	139	NA	NA
FINANCIAL DEBT, GROSS	5,048	6.77%	6.97%

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 237

Back to Contents

F/  DEBT ANALYSIS BY TYPE OF RATE

(in millions of euros)	2009		2008		2007
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Total fixed rate debt	4,729	4,269	5,047	2,860	4,989	3,147
Total floating rate debt	26	486	48	2,235	59	1,901
TOTAL	4,755	4,755	5,095	5,095	5,048	5,048

G/  DEBT ANALYSIS BY CURRENCY

(in millions of euros)	2009		2008		2007
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Euro	2,286	2,286	2,552	2,552	2,465	2,465
U.S. Dollar	2,435	2,435	2,520	2,520	2,543	2,543
Other	34	34	23	23	40	40
TOTAL	4,755	4,755	5,095	5,095	5,048	5,048

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

•

At December 31, 2009, the fair value of the debt before hedging (and credit spread) was €4,906 million and the fair value of debt after hedging (and credit spread) was €4,863 million.

•

At December 31, 2008, the fair value of debt before hedging (and credit spread) was €3,722 million and the fair value of the debt after hedging (and credit spread) was €3,651 million.

•

At December 31, 2007, the fair value of debt before hedging (and credit spread) was €4,679 million and the fair value of the debt after hedging (and credit spread) was €4,676 million.

I/  CREDIT RATING

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent) post business combination

At February 9, 2010, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B	B	Negative	November 9, 2009	November 9, 2009

At February 9, 2010, Alcatel-Lucent USA Inc.’s credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B	B	Negative	November 9, 2009	November 9, 2009
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

The rating grid of Moody’s ranges from AAA to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 238

Back to Contents

Standard & Poor’s: on November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short–term credit ratings of Alcatel-Lucent and of Alcatel-Lucent USA Inc. were affirmed. The rating on the Preferred Stock of Alcatel-Lucent USA Inc. was lowered from CCC+ to CCC. The outlook remains negative.

On March 3, 2009, Standard & Poor’s lowered to B+ from BB- its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Lucent. The ratings on the trust preferred notes of Lucent Technologies Capital Trust were lowered to CCC+. The B short-term rating on Alcatel-Lucent was affirmed. The B 1 rating on Lucent was withdrawn. The outlook is negative.

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

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions likely will impair the obligator’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the Preferred Stock of Alcatel-Lucent USA Inc. is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Lucent debt at December 31, 2009

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

Alcatel-Lucent’s and Lucent’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

J/ BANK CREDIT AGREEMENTS

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of these 2009 financial statements.

Note 27   Provisions

A/  BALANCE AT CLOSING

(in millions of euros)	2009	2008	2007
Provisions for product sales	482	575	557
Provisions for restructuring	459	595	698
Provisions for litigation	142	392	366
Other provisions	925	862	945
TOTAL (1)	2,008	2,424	2,566
(1) Of which:
• portion expected to be used within one year	1,189	1,630	1,421
• portion expected to be used after one year	819	794	1,145

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 239

Back to Contents

B/ CHANGE DURING 2009

(in millions of euros)	December 31, 2008	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2009
Provisions for product sales (1)	575	323	(261)	(162)	4	3	482
Provisions for restructuring	595	533	(561)	(34)	-	(74)	459
Provisions for litigation (2)	392	33	(35)	(36)	-	(212)	142
Other provisions	862	198	(46)	(85)	1	(5)	925
TOTAL	2,424	1,087	(903)	(317)	5	(288)	2,008
Effect on the income statement:
• income (loss) from operating activities before restructuring, impairment of assets, capital gain on disposal of consolidated entities, litigations and post-retirement benefit plan amendments		(396)		244			(152)
• restructuring costs		(521)		34			(487)
• litigations (3)		(111)		2			(109)
• post-retirement benefit plan amendments (4)		(6)		-			(6)
• other financial income (loss)		(7)		-			(7)
• income taxes		(46)		34			(12)
• income (loss) from discontinued operations and gain/(loss) on disposal of consolidated shares		-		3			3
TOTAL		(1,087)		317			(770)

(1)

Excluding provisions for product sales on construction contracts, which are accounted for in amounts due to/from customers on construction contracts (see Note 18).

(2)

€1 million for interest accrued, a reversal for the difference between the initially estimated amount of the risk and the definitive amount of €15 million and a reclassification against restricted cash for an amount of €223 million (see Note 17) due to the settlement of the Winstar litigation that occurred during the first quarter of 2009.

(3)

Related to the FCPA litigation disclosed in Notes 34a (for an amount of €93 million representing the net present value of U.S. $ 137,4 million) and the Fox River litigation disclosed in Note 31 (Lucent’s separation agreements for an amount of €16 million or U.S. $ 22 million).

(4)

Accounted for on a specific line item “Post-retirement benefit plan amendments” in the income statement related to the litigation disclosed in Note 34 (Lucent’s employment and benefits related cases) that concerns a previous healthcare plan amendment has been posted in this specific line item.

C/  ANALYSIS OF RESTRUCTURING PROVISIONS

(in millions of euros)	2009	2008	2007
Opening balance	595	698	413
Utilization during the period	(561)	(588)	(530)
Charge during the period (1)	499	533	815
Effect of acquisition (disposal) of consolidated subsidiaries	-	-	-
Cumulative translation adjustments and other changes	(74)	(48)	-
CLOSING BALANCE	459	595	698

(1)

For 2009, total restructuring costs were €605 million, representing €149 million of costs, valuation allowances or write-offs of assets of €88 million and €368 million for new restructuring plans and adjustments to previous plans. In addition, a finance cost of €12 million, related to the reversal of the discount element included in certain restructuring provisions, was recorded in other financial income (loss).

For 2008, total restructuring costs were €562 million, representing €38 million of costs, valuation allowance on assets of €35 million and €489 million for new restructuring plans and adjustments to previous plans. In addition, a finance cost of €6 million, related to the reversal of the discount element included in certain restructuring provisions, was recorded in other financial income (loss).

For 2007, total restructuring costs were €856 million (see d/ below), representing €186 million of costs, a valuation allowance of assets of €47 million and €623 million of new restructuring plans and adjustments to previous plans. In addition, a finance cost of €6 million, related to reversing the discount element included in provisions, was recorded in other financial income (loss).

New restructuring plans were announced in July 2009 in various European countries. In accordance with IAS 37, reserves related to some of these new plans were accounted for as of December 31, 2009. For those new plans not yet reserved, the reserves will be accounted for when the IAS 37 provision recognition criteria apply.

D/  RESTRUCTURING COSTS

(in millions of euros)	2009	2008	2007
Social costs	(368)	(489)	(623)
Valuation allowances or write-offs of assets	(88)	(35)	(47)
Other monetary costs	(149)	(38)	(186)
TOTAL RESTRUCTURING COSTS	(605)	(562)	(856)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 240

Back to Contents

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

A/  INTEREST RATE RISK

Derivative financial instruments held at December 31, 2009 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2009, 2008 and 2007, outstanding interest rate derivatives have the following characteristics:

I.   Outstanding interest rate derivatives at December 31

ANALYSIS BY TYPE AND MATURITY DATE

(in millions of euros)	2009					2008		2007
	Contract notional amounts Maturity date			Total	Market value	Total	Market value	Total	Market value
	Less than one year	1 to 5 years	After 5 years
Interest rate swaps
Pay fixed rate	5,791	775	18	6,584	(240)	10,990	(383)	11,151	(174)
Pay floating rate	5,743	1,215		6,958	281	13,611	452	13,104	178
Caps
Buy								68	0
Sell								68	0
Options on interest rate swaps USD Libor
Buy								-	-
Sell								-	-
TOTAL MARKET VALUE					41		69		4

ANALYSIS BY ACCOUNTING CATEGORY

(in millions of euros)	Market value
	2009	2008	2007
Fair value hedges	43	71	3
Cash flow hedges	-	-	-
Instruments not qualifying for hedge accounting	(2)	(2)	1
TOTAL	41	69	4

ANALYSIS BY MARKET VALUE AND MATURITY DATE

(in millions of euros)	Maturity date			Total
	Less than 1 year	1 to 5 years	After 5 years
Market Value of derivatives as assets
Fair value hedges	-	44	-	44
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	197	38	-	235
TOTAL	197	82	-	279

(in millions of euros)	Maturity date			Total
	Less than 1 year	1 to 5 years	After 5 years
Market Value of derivatives as liabilities
Fair value hedges	-	(1)	-	(1)
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	(198)	(39)	-	(237)
TOTAL	(198)	(40)	-	(238)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 241

Back to Contents

II.   Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would increase interest expense by €5 million for 2009 (€22 million for 2008 and €19 million for 2007).

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by €49 million for 2009 (€42 million for 2008 and €47 million in 2007).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

An immediate increase in interest rates of 1%, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would decrease shareholders’ equity by €6 million.

Interest rate sensitivity in terms of mark-to-market

An increase of 1% of the interest rate curve, applied to interest rate derivatives qualified as a fair value hedge would have a negative impact of €19  million in 2009 (€37 million in 2008 and €32 million in 2007).

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge would have a corresponding positive impact of €19  million in 2009 (of €37 million in 2008 and €32 million in 2007).

The impact on income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest rate derivatives that do not qualify for hedge accounting, would not have a significant impact on the income statement.

An increase of 1% of the interest rate curve, applied to financial debt after taking into account hedging instruments, would have a positive impact of €213  million on its market value for 2009 (€49 million in 2008 and€209 million for 2007). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would have an impact neither on the income statement nor on shareholders’ equity.

(in millions of euros)	2009				2008				2007
	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1%	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1%	Fair value change if rates rise by 1%
Assets
Marketable securities	1,993	1,993	10	(10)	906	906	7	(7)	894	894	10	(10)
Cash	3,577	3,577	-	-	3,687	3,687	-	-	4,377	4,377	-	-
SUBTOTAL	5,570	5,570	10	(10)	4,593	4,593	7	(7)	5,271	5,271	10	(10)
Liabilities
Convertible bonds	(2,924)	(3,309)	(150)	143	(2,387)	(1,779)	(47)	44	(2,273)	(2,051)	(136)	123
Non convertible bonds	(1,521)	(1,287)	(98)	89	(2,320)	(1,555)	(42)	42	(2,381)	(2,234)	(134)	118
Other financial debt	(310)	(310)	-	-	(388)	(388)	-	-	(394)	(394)	-	-
SUBTOTAL	(4,755)	(4,906)	(248)	232	(5,095)	(3,722)	(89)	86	(5,048)	(4,679)	(270)	241
Interest rate derivative	43	43	19	(19)	71	71	40	(37)	3	3	34	(32)
Loan to co-venturer-financial asset	28	28	-	-	42	42	-	-	45	45	-	-
DEBT/CASH POSITION	886	735	(219)	203	(389)	984	(42)	42	271	640	(226)	199
(1) If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 242

Back to Contents

B/  CURRENCY RISK

I.   Outstanding currency derivatives at December 31

ANALYSIS BY TYPE AND CURRENCY

(in millions of euros)	2009					2008		2007
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Buy/Lend foreign currency
Forward exchange contracts	421	146	90	657	4	2,686	(77)	2,735	(52)
Short-term exchange swaps	1,276	250	137	1,663	23	681	(61)	500	(5)
Cross currency swaps						-	-	-	-
Currency option contracts:
• Buy call						217	16	1,697	29
• Sell put						3,986	38	3,081	(34)
TOTAL	1,697	396	227	2,320	27	7,570	(84)	8,013	(62)

(in millions of euros)	2009					2008		2007
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Sell/Borrow foreign currency
Forward exchange contracts	521	101	78	700	(10)	1,599	(11)	2,466	74
Short-term exchange swaps	1,175	24	253	1,452	(33)	1,765	(6)	915	15
Cross currency swaps						-	-	-	-
Currency option contracts:
• Sell call						272	(17)	1,553	(23)
• Buy put						3,651	(36)	3,870	71
TOTAL	1,696	125	331	2,152	(43)	7,287	(70)	8,804	137
Total market value					(16)		(154)		75

ANALYSIS BY TYPE AND MATURITY

(in millions of euros)	Maturity date			Total
	Less than 1 year	1 to 5 years	After 5 years
Buy/Lend
Forward exchange contracts	657	-	-	657
Short-term exchange swaps	1,663	-	-	1,663
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
TOTAL	2,320	-	-	2,320

(in millions of euros)	Maturity date			Total
	Less than 1 year	1 to 5 years	After 5 years
Sell/Borrow
Forward exchange contracts	700	-	-	700
Short-term exchange swaps	1,452	-	-	1,452
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
TOTAL	2,152	-	-	2,152

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 243

Back to Contents

ANALYSIS BY MARKET VALUE AND MATURITY DATE

(in millions of euros)	Maturity date			Total
	Less than 1 year	1 to 5 years	After 5 years
TOTAL MARKET VALUE OF DERIVATIVES AS ASSETS	35	-	-	35

(in millions of euros)	Maturity date			Total
	Less than 1 year	1 to 5 years	After 5 years
TOTAL MARKET VALUE OF DERIVATIVES AS LIABILITIES	(51)	-	-	(51)

ANALYSIS BY ACCOUNTING CATEGORY

(in millions of euros)	Market value
	2009	2008	2007
Fair value hedges	(20)	(117)	34
Cash flow hedges	4	(6)	(10)
Instruments not qualifying for hedge accounting	-	(31)	51
TOTAL	(16)	(154)	75

II.   Exchange rate sensitivity

The most used cross currencies in the Group are USD against EUR, GBP against USD and USD against CNY. The sensitivity is calculated by increasing or decreasing the value of the USD by 6% against other currencies.

An increase of foreign currency exchange rates versus EUR of 6%, applied to foreign exchange derivatives, would have a negative impact of €18 million in 2009 (against €42 million in 2008 and €50 million in 2007). This impact would affect the income statement only for foreign exchange derivatives, which do not qualify for hedge accounting.

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in the foreign currency exchange rate would have a negative impact of €32 million in 2009 (against €39 million in 2008 and €37 million in 2007). However, this negative effect would be offset by a positive impact due to the re-evaluation of the underlying items. The impact on income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in the foreign currency exchange rate would have a positive impact of €15 million on shareholders’ equity in 2009 (against a positive impact of €12 million in 2008 and a positive impact of €17 million in 2007).

(in millions of euros)	2009			2008			2007
	Fair value	Fair value change if USD falls by 6%	Fair value change if USD falls by 6%	Fair value	Fair value change if USD falls by 6%	Fair value change if USD falls by 6%	Fair value	Fair value change if USD falls by 6%	Fair value change if USD falls by 6%
Outstanding foreign exchange derivatives
Fair value hedges	(20)	32	(32)	(117)	34	(39)	34	37	(37)
Cash flow hedges	4	(15)	15	(6)	(12)	12	(10)	(16)	17
Derivatives not qualifying for hedge accounting	-	1	(1)	(31)	17	(15)	51	47	(30)
TOTAL OUTSTANDING DERIVATIVES	(16)	18	(18)	(154)	39	(42)	75	68	(50)
Impact of outstanding derivatives on financial result	-	1	(1)	(10)	16	(14)	10	8	(7)
Impact of outstanding derivatives on income (loss) from operating activities	-	-	-	(21)	1	(1)	41	39	(23)
Impact of outstanding derivatives on shareholders’ equity	4	(15)	15	(6)	(12)	12	(10)	(16)	17

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 244

Back to Contents

III.   Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(in millions of euros)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2006	(5)
Changes in fair value	(7)
Reclassification of gains or losses to income statement (1)	2
Cash flow hedges accounted for in shareholders’ equity at December 31, 2007	(10)
Changes in fair value	(9)
Reclassification of gains or losses to income statement (1)	19
Cash flow hedges accounted for in shareholders’ equity at December 31, 2008	0
Changes in fair value	(9)
Reclassification of gains or losses to income statement (1)	15
CASH FLOW HEDGES ACCOUNTED FOR IN SHAREHOLDERS’ EQUITY AT DECEMBER 31, 2009	6

(1)

The amounts recognized directly in the shareholders’ equity indicated in this schedule differ from those disclosed in the Statement Of Comprehensive Income, due to the amounts related to discontinued activities and commodities derivatives, which are excluded in the above schedule.

C/  FAIR VALUE HIERARCHY

The amendment to IFRS 7 “Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value and requires to classify the fair value measures into three levels. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

•

level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

level 2: inputs other than quoted prices included under Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•

level 3: inputs for the asset or liability that are not based on observable market data (unobservable input).

(in millions of euros)	2009			Total
	Level 1	Level 2	Level 3
Assets
Financial assets available for sale at fair value (1)	3	223	48	274
Financial assets at fair value through profit or loss (1)	-	1,722	-	1,722
Currency derivatives (2)	-	35	-	35
Interest-rate derivatives – hedging (2)	-	44	-	44
Interest-rate derivatives – other (2)	-	235	-	235
TOTAL	3	2,259	48	2,310
Liabilities
Currency derivatives (2)	-	(51)	-	(51)
Interest-rate derivatives – hedging (2)	-	(1)	-	(1)
Interest-rate derivatives – other (2)	-	(237)	-	(237)
TOTAL	-	(289)	-	(289)
(1) See Note 17. (2) See Note 21.

D/  STOCK MARKET RISK

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 245

Back to Contents

E/  CREDIT RISK

I.   Maximum exposure to credit risk

The Group considers that its exposure is as follows:

(in millions of euros)	2009	2008	2007
Trade receivables and other receivables	3,221	4,330	4,163
Marketable securities	1,993	906	894
Cash and cash equivalents	3,577	3,687	4,377
Other financial assets	392	696	704
Foreign exchange derivative assets (1)	35	185	203
Interest rate derivative assets (1)	279	451	217
Other assets (1)	960	1,409	1,086
Financial guarantees and off balance sheet commitments (2)	318	501	547
MAXIMUM EXPOSURE TO CREDIT RISK	10,775	12,165	12,191
(1) See Note 21. (2) See Note 31.

II.   Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 30% of trade receivables.

III.   Outstanding financial assets

 not impaired

(in millions of euros)	Carrying value at December 31, 2009	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and other receivables
Interest-bearing receivables	316	316
Other trade receivables	3,073	2,479	161	170	57	38	426
Gross value	3,389
Valuation allowance	(168)
NET VALUE	3,221	2,795	161	170	57	38	426

(in millions of euros)	Carrying value at December 31, 2008	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and other receivables
Interest-bearing receivables	202	202	-	-	-	-	-
Other trade receivables	4,335	3,523	227	277	60	41	605
Gross value	4,537
Valuation allowance	(207)
NET VALUE	4,330	3,725	227	277	60	41	605

(in millions of euros)	Carrying value at December 31, 2007	Of which amounts neither overdue nor impaired	Of which amounts not impaired but overdue at closing date				Total
			< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year
Trade receivables and other receivables
Interest-bearing receivables	263	263	-	-	-	-	-
Other trade receivables	4,087	3,067	223	205	94	54	576
Gross value	4,350
Valuation allowance	(187)
NET VALUE	4,163	3,363	223	205	94	54	576

Other overdue financial assets not impaired are not material.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 246

Back to Contents

IV.   Changes to trade receivable valuation allowances

(in millions of euros)	Amounts
Valuation allowance at December 31, 2006	(192)
Net result impact	(3)
Write-offs	38
Translation adjustments	4
Other changes	(34)
Valuation allowance at December 31, 2007	(187)
Net result impact	(17)
Write-offs	22
Translation adjustments	(4)
Other changes	(21)
Valuation allowance at December 31, 2008	(207)
Net result impact	(23)
Write-offs	34
Translation adjustments	-
Other changes	28
VALUATION ALLOWANCE AT DECEMBER 31, 2009	(168)

V.   Credit Risk on marketable securities, cash, cash equivalents and financial derivative instruments

The Group is exposed to credit risk on its marketable securities, cash, cash equivalents and financial derivative instruments if counterparty defaults on its commitments. The Group diversifies the counterparties in order to dilute the credit risk. This risk is followed daily, with strict limits based on the counterparties’ rating. All counterparties are classified in the investment grade category as of December 31, 2009. The exposure with regard to each counterparty is calculated by taking into account the fair value of the marketable securities, cash, cash equivalents and financial derivative instruments.

F/  LIQUIDITY RISK

I.   Liquidity risk on the financial debt

The Group considers that its available treasury and the available syndicated bank credit facility (refer to Note 26) are sufficient to cover its operating expenses and capital expenditures and its financial debt requirements for the next twelve months.

See Note 31 Contractual obligations and disclosures related to off balance sheet commitments.

II.   Liquidity risk on foreign exchange derivatives

The mark-to-market of foreign exchange derivatives (see part b/, paragraph i. Outstanding currency derivatives at December 31) appropriately conveys the liquidity risk.

Assets and liabilities related to foreign exchange derivatives are given in Note 21 Other assets and liabilities.

III.   Liquidity risk on guarantees and off balance sheet commitments

See Note 31 Contractual obligations and disclosures related to off balance sheet commitments.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 247

Back to Contents

Note 29   Customers’ deposits and advances

(in millions of euros)	2009	2008	2007
Advance payments received on construction contracts (1)	173	333	403
Other deposits and advances received from customers	466	660	668
TOTAL CUSTOMERS’ DEPOSITS AND ADVANCES	639	993	1,071
Of which:
• portion due within one year	622	930	1,025
• portion due after one year	17	63	46

(1)

Including amounts reported in the statement of financial position captions “amounts due to/from customers on construction contracts” (€0 million in 2009, €64 million in 2008 and €224 million for 2007).

Note 30   Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(in millions of euros)	2009	2008	2007
Net income (loss) attributable to the owners of the parent	(524)	(5,215)	(3,518)
Non-controlling interests	20	42	41
Adjustments:
Depreciation and amortization of tangible and intangible assets	969	1,241	1,456
• Of which impact of capitalized development costs	280	308	261
Impairment of assets	-	4,725	2,944
Post-retirement benefit plan amendment	(247)	(47)	(258)
Changes in pension and other post-retirement benefit obligations, net	(202)	(452)	(679)
Provisions, other impairment losses and fair value changes	(91)	71	641
Repurchase of bonds and change of estimates related to Lucent 2.875% Series A convertible debenture (1)	124
Net (gain) loss on disposal of assets	(401)	(74)	(129)
Share in net income (losses) of equity affiliates (net of dividends received)	16	(55)	(66)
(Income) loss from discontinued operations	(131)	(33)	(610)
Finance costs	254	212	173
Share-based payments	58	85	102
Taxes and related reduction of goodwill	(60)	153	316
SUB-TOTAL OF ADJUSTMENTS	289	5,826	3,890
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL, INTEREST AND TAXES	(215)	653	413
(1) See Notes 8, 24 and 26.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 248

Back to Contents

Note 31   Contractual obligations and disclosures related to off balance sheet commitments

A/  CONTRACTUAL OBLIGATIONS

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2009. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated statement of financial position.

(in millions of euros)	Payment deadline				Total
Contractual payment obligations	Before December 31, 2010	2011-2012	2013-2014	2015 and after
Financial debt (excluding finance leases)	534	869	874	2,420	4,697
Finance lease obligations (1)	42	16	-	-	58
Equity component of convertible bonds	7	23	254	299	583
SUB-TOTAL – INCLUDED IN STATEMENT OF FINANCIAL POSITION	583	908	1,128	2,719	5,338
Finance costs on financial debt (2)	262	426	382	1,154	2,224
Operating leases	229	412	264	249	1,154
Commitments to purchase fixed assets	37	-	-	-	37
Unconditional purchase obligations (3)	392	624	393	721	2,130
SUB TOTAL – COMMITMENTS NOT INCLUDED IN STATEMENT OF FINANCIAL POSITION	920	1,463	1,039	2,123	5,545
TOTAL CONTRACTUAL OBLIGATIONS (4)	1,503	2,371	2,167	4,842	10,883

(1)

Of which € 57 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)

To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24. If all outstanding debentures at December 31, 2009 were not redeemed at their respective put dates, an additional finance cost of approximately €348 million (of which €21 million would be incurred in 2011-2012 and the remaining part in 2013 or later) would be incurred until redemption at their respective contractual maturities.

(3)

Of which € 1,908 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table (refer to Note 25).

B/  OFF BALANCE-SHEET COMMITMENTS

Off balance-sheet commitments of the Group were primarily as follows:

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

Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

Guarantees given in the normal course of the Group’s business are presented below.

For guarantees given for contract performance, only those granted by financial institutions are presented below:

(in millions of euros)	2009	2008	2007
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,096	1,232	1,172
Discounted notes receivable	2	5	3
Other contingent commitments	675	770	797
SUBTOTAL - CONTINGENT COMMITMENTS	1,773	2,007	1,972
Secured borrowings (1)	22	24	25
Cash pooling guarantee	296	473	522
TOTAL – CONTINUING ACTIVITIES	2,091	2,504	2,519
Commitments of discontinued activities (2)	-	-	54
TOTAL – INCLUDING DISCONTINUED ACTIVITIES (3)	2,091	2,504	2,573

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

(3)

Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 25 for a summary of our expected contribution to these plans.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 249

Back to Contents

Contingent commitments at December 31, 2009

(in millions of euros)	Maturity date				Total
Contingent commitments	Less than one year	2 to 3 years	4 to 5 years	After 5 years
Guarantees on Group contracts (1)	774	134	14	3	925
Guarantees on third-party contracts	108	22	21	20	171
Discounted notes receivable and other	-	-	-	-	-
Other contingent commitments	363	181	96	35	675
TOTAL	1,245	337	131	58	1,771
Counter guarantees received	123	39	28	47	237
(1) Reflected in statement of financial position: € 193 million.

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

Guarantees given on Group construction contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2009” of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel-Lucent will become liable for such guarantees, the estimated risk is reserved for on the consolidated statement of financial position under the caption “provisions” (see Note 27) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in statement of financial position”.

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

Guarantees given on third-party construction contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was €2 million at December 31, 2009 (€2 million at December 31, 2008 and €2 million at December 31, 2007).

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 250

Back to Contents

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2009

(in millions of euros)	Maturity date				Total	Total of the statement of financial position caption	% of the statement of financial position caption
Guarantees on borrowings and advance payments received	Less than one year	2 to 3 years	4 to 5 years	After 5 years
Security interests granted	-	-	-	1	1	-	-
Other guarantees given	3	11	-	7	21	-	-
TOTAL	3	11	-	8	22
Net book value of assets given in guarantee:
• intangible assets	-	-	-	-	-	2,214	0.00%
• tangible assets	-	-	-	-	-	1,260	0.00%
• financial assets	-	-	-	1	1	450	0.22%
• inventories and work in progress	-	-	-	-	-	1,624	0.00%
TOTAL	-	-	-	1	1

Guarantee on cash pooling

The cash pooling guarantee is granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries. As of December 31, 2009, this guarantee was €0.3 billion (€0.5 billion as of December 31, 2008 and €0.5 billion as of December 31, 2007).

Outsourcing transactions

During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”) and is also finalizing further outsourcing transactions with other service providers concerning payroll and certain R&D and business process activities. The IT outsourcing transaction, which has an effective date of December 1, 2009, was signed with HP on October 20, 2009, at the same time as a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP will invest its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, will be recognized as incurred, starting in 2010.

As part of the transfer of resources, Alcatel-Lucent has sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above representing a total amount of €57 million of finance lease obligation.

Also as part of the overall arrangement with HP, Alcatel-Lucent has committed to purchase €202 million of HP goods and services to be used in the context of customer retworks over a four-year period until October 31, 2013. The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the contractual payment obligations table, presented above under the headings “Finance lease obligations” and “Unconditional purchase obligations”.

The further two following commitments were included in the HP agreement:

•

a minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above); and

•

commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years.

These two commitments are included in the contractual payment obligations table presented above under the heading “Unconditional purchase obligations”.

Specific commitments formerly of Lucent (now Alcatel-Lucent USA Inc.)

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates have agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. In the fourth quarter, Alcatel-Lucent USA Inc. recorded an additional provision of U.S. $ 22 million for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean up of the Fox River in Wisconsin, USA. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in our unaudited condensed interim consolidated financial statements included elsewhere in this document. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s Other Commitments

Contract Manufacturers

Alcatel-Lucent USA Inc. outsources most of its manufacturing operation to electronic manufacturing service (EMS) providers. Until 2008, two EMS providers, Celestica and Solectron (acquired by Flextronics in October 2007), had exclusive arrangements with Alcatel-Lucent USA Inc. to supply most of Alcatel-Lucent USA Inc.-designed wireless and wireline products. Although no longer exclusive suppliers, Celestica continues to manufacture most of Alcatel-Lucent USA Inc.’s existing wireless products and Solectron continues to consolidate the outsourced manufacturing of Alcatel-Lucent USA Inc.’s portfolio of wireline products. Alcatel-Lucent USA Inc. generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations schedule, presented above under the heading “Contractual Obligations”, does not include any commitments related to contract manufacturers.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 251

Back to Contents

Alcatel-Lucent USA Inc.’s Guarantees and Indemnification Agreements

Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun-off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S. $ 67 million of lease obligations as of December 31, 2009 (U.S. $ 105 million of lease obligations as of December 31, 2008), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor under assigned of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Alcatel-Lucent USA Inc. is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments during the years prior to its separation from AT&T. Alcatel-Lucent USA Inc. has similar agreements with Avaya and LSI Corporation. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued full and unconditional guaranties of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on December 31, 2009) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the remaining principal amount of which was €818 million on December 31, 2009). Each guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-LucentU USA Inc’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Note 32   Related party transactions

Related parties are mainly:

•

shareholders of Alcatel-Lucent;

•

jointly controlled entities (consolidated using proportionate consolidation);

•

investments in associates (accounted for using equity method);

•

non-consolidated entities;

•

key management personnel.

To the Group’s knowledge, shareholders holding 5% or more of the parent company’s share capital are:

•

Brandes Investment Partners; and

•

T. Rowe Price Group. Inc.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2009, 2008 and 2007 were as follows:

(in millions of euros)	2009	2008	2007
Revenues
Non-consolidated affiliates	30	37	35
Joint ventures	-	-	-
Equity affiliates	2	15	18
Cost of sales
Non-consolidated affiliates	(37)	(42)	(24)
Joint ventures	(28)	(25)	(39)
Equity affiliates	(1)	(10)	(10)
Research and development costs
Non-consolidated affiliates	(6)	(6)	(4)
Joint ventures	-	-	-
Equity affiliates	(5)	(5)	(53)

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 252

Back to Contents

Outstanding balances arising from related party transactions at December 31, 2009, 2008 and 2007 were as follows:

(in millions of euros)	2009	2008	2007
Other assets
Non-consolidated affiliates	24	26	23
Joint ventures	-	5	2
Equity affiliates	3	11	16
Other liabilities
Non-consolidated affiliates	(4)	(17)	(4)
Joint ventures	-	-	-
Equity affiliates	(1)	(20)	(35)
Cash (financial debt), net
Non-consolidated affiliates	(4)	-	-
Joint ventures	(28) (1)	(42) (1)	(45) (1)
Equity affiliates	-	(27)	(21)
(1) Loan to a co-venturer (refer to Notes 17 and 26a).

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2009, 2008 and 2007, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:

RECORDED EXPENSE IN RESPECT OF COMPENSATION AND RELATED BENEFITS ATTRIBUTABLE TO KEY MANAGEMENT PERSONNEL DURING THE YEAR

(in millions of euros)	2009	2008	2007
Short-term benefits
Fixed remuneration	8	5	4
Variable remuneration (1)	4	4	4
Directors’ fees	1	1	1
Employer’s social security contributions	2	3	2
Termination benefits and retirement indemnities	3	8	7
Other benefits
Post-employment benefits	2	2	4
Share-based payments (stock option plans)	4	8	6
TOTAL	24	31	28
(1) Variable remuneration and retention bonuses.

Note 33   Employee benefit expenses, staff training rights and audit fees

A/  EMPLOYEE BENEFIT EXPENSES AND STAFF TRAINING RIGHTS

(in millions of euros)	2009	2008	2007
Wages and salaries (1)	5,360	5,266	5,494
Restructuring costs (2)	368	489	623
Post-retirement benefit plan amendment (3)	(253)	(65)	(258)
Financial component of pension and post-retirement benefit costs (4)	(105)	(349)	(544)
NET EMPLOYEE BENEFIT EXPENSES	5,370	5,341	5,315

(1)

Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

(2)

See Note 27d.

(3)

See Note 25f.

(4)

See Note 8.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 253

Back to Contents

The law of May 4, 2004 in France provides French company employees with the right to receive individual training of at least 20 hours per year that can be accumulated over six years. Rights which are related to terminated or dismissed employees exercised during the notice period and rights, which are exercised by employees considered as not adapted to the needs of their employer or not professional in nature, are assimilated to short and long-term employee benefits as defined in IAS 19 and are provided for accordingly. All other rights are accounted for as incurred, as Alcatel-Lucent expects to receive economic benefits from the future training to be taken that will exceed the costs to be incurred to settle the present obligation.

Accumulated individual staff training rights represented 1,085,798 hours at December 31, 2009 (953,570 hours at December 31, 2008 and 844,515 hours at December 31, 2007). Rights exercised so far are not material.

B/  AUDIT FEES

The unaudited amount of audit fees is disclosed in Section 11.4 of our Annual Report on Form 20-F, which is available on the Internet (http://alcatel-lucent.com).

Note 34   Contingencies

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

A/  COSTA RICA

Beginning in early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments alleged to have been made by consultants on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT”), or other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel-Lucent commenced an investigation into this matter.

Alcatel-Lucent terminated the employment of the then-president of Alcatel de Costa Rica in October 2004 and of a vice president Latin America of CIT. CIT is also pursuing criminal actions in France against the latter and in Costa Rica against these two former employees and certain local consultants, based on their complicity in a bribery scheme and misappropriation of funds. The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) are aware of the allegations and Alcatel-Lucent stated it would cooperate fully in any inquiry or investigation into these matters. The SEC and the DOJ are conducting an investigation into possible violations of the Foreign Corrupt Practices Act (“FCPA”) and the federal securities laws. In connection with that investigation, the DOJ and the SEC also requested information regarding Alcatel-Lucent’s operations in other countries.

In connection with these allegations, on December 19, 2006, the DOJ indicted one of the two former employees on charges of violations of the FCPA, money laundering, and conspiracy. On March 20, 2007, a grand jury returned a superseding indictment against the same former employee and the former president of Alcatel de Costa Rica, based on the same allegations contained in the previous indictment. On June 11, 2007, the former CIT employee entered into a plea agreement in the U.S. District Court for the Southern District of Florida and pleaded guilty to violations of the FCPA. On September 23, 2008, the former CIT employee was sentenced to 30 months’ imprisonment, three years’ supervised release, the forfeiture of U.S. $ 261,500, and a U.S. $ 200 special assessment.

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

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S. $ 52 million (in the case of the Attorney General’s Office) and U.S. $ 20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S. $ 71.6 million. No formal notice of a revised civil claim has so far been received by CIT.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 254

Back to Contents

Alcatel-Lucent recently entered into discussions with the Attorney General’s Office directed to a negotiated resolution of the Attorney General’s social damages claims and the moral damages claims of ICE. Those discussions have resulted in a signed written agreement entered into January 20, 2010 under which the Attorney General’s social damages claims would be dismissed in return for a payment by Alcatel-Lucent France (as successor to CIT) of approximately U.S. $ 10 million. That agreement must be approved by the Court having jurisdiction over the Attorney General’s claims before it can become effective. We understand that the Court has scheduled a hearing for the approval of this agreement on February 11, 2010. At present, no assurance can be given that the agreement with the Attorney General’s Office will be approved and implemented. ICE’s claims are not included in the agreement with the Attorney General and it has been reported in the Costa Rican press that the Board of ICE has decided not to participate in the settlement negotiated with the Attorney General at this time. To the extent that any of these claims are not resolved by agreement, Alcatel-Lucent intends to defend against them vigorously and to deny any liability or wrongdoing with respect to such claims.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of U.S. $ 59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S. $ 59.8 million and call the performance bond. CIT was notified of this ICE resolution on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S. $ 78.1 million in the aggregate, of which ICE has collected U.S. $ 5.9 million.

In June 2008, CIT filed an administrative appeal against the resolution mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S. $ 44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S. $ 15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S. $ 44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S. $ 15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s contractual resolution regarding the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S. $ 15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the contractual resolution of the 400KL GSM Contract. The preliminary court hearing commenced on October 6, 2009, and is expected to conclude towards the end of March 2010.

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years. The administrative proceeding was suspended on December 8, 2009 pending the resolution of the criminal case mentioned above.

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent expects to generate approximately € 6 million in revenue from Costa Rican contracts in 2010. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

As previously disclosed in its public filings, Alcatel-Lucent has engaged in settlement discussions with the DOJ and the SEC with regard to the ongoing FCPA investigations. These discussions have resulted in December 2009 in agreements in principle with the staffs of each of the agencies. There can be no assurances, however, that final agreements will be reached with the agencies or accepted in court. If finalized, the agreements would relate to alleged violations of the FCPA involving several countries, including Costa Rica, Taiwan, and Kenya. Under the agreement in principle with the SEC, Alcatel-Lucent would enter into a consent decree under which Alcatel-Lucent would neither admit nor deny violations of the antibribery, internal controls and books and records provisions of the FCPA and would be enjoined from future violations of U.S. securities laws, pay U.S. $ 45.4 million in disgorgement of profits and prejudgment interest and agree to a three-year French anticorruption compliance monitor to evaluate in accordance with the provisions of the consent decree (unless any specific provision therein is expressly determined by the French Ministry of Justice to violate French law) the effectiveness of Alcatel-Lucent’s internal controls, record-keeping and financial reporting policies and procedures. Under the agreement in principle with the DOJ, Alcatel-Lucent would enter into a three-year deferred prosecution agreement (DPA), charging Alcatel-Lucent with violations of the internal controls and books and records provisions of the FCPA, and Alcatel-Lucent would pay a total criminal fine of U.S. $ 92 million—payable in four installments over the course of three years. In addition, three Alcatel-Lucent subsidiaries—Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica—would each plead guilty to violations of the FCPA’s antibribery, books and records and internal accounting controls provisions. The agreement with the DOJ would also contain provisions relating to a three-year French anticorruption compliance monitor. If Alcatel-Lucent fully complies with the terms of the DPA, the DOJ would dismiss the charges upon conclusion of the three-year term.

Alcatel-Lucent has recognized a provision of € 93 million in connection with these FCPA investigations, which is equivalent to the sum of U.S. $ 45.4 million as agreed upon in the agreement in principle with the SEC and U.S. $ 92 million as agreed upon in the agreement in principle with the DOJ, discounted back to net present value and converted into Euros.

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

Upon learning of these allegations, Alcatel-Lucent commenced an investigation into this matter. As a result of the investigation, Alcatel-Lucent terminated the former president of Taisel. A director of international sales and marketing development of the German subsidiary resigned during the investigation.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 255

Back to Contents

On February 21, 2005, Taisel, the former president of Taisel, and others were indicted in Taiwan for violation of the Taiwanese Government Procurement Act.

On November 15, 2005, the Taipei criminal district court found Taisel not guilty of the alleged violation of the Government Procurement Act. The former President of Taisel was not judged because he was not present or represented at the proceedings. The court found two Taiwanese businessmen involved in the matter guilty of violations of the Business Accounting Act. The not guilty verdict for Taisel was upheld by the Taiwan High Court and is now final. On December 9, 2009, the Supreme Court denied the appeal filed by the Taiwan Prosecutor Office against the High Court’s ruling with respect to the individual defendants.

Other allegations made in connection with this matter may still be under ongoing investigation by the Taiwanese authorities.

C/  KENYA AND NIGERIA

The SEC and the DOJ asked Alcatel-Lucent to look into payments made in 2000 by CIT to a consultant arising out of a supply contract between CIT and a privately-owned company in Kenya. Alcatel-Lucent understands that the French authorities are also conducting an investigation to ascertain whether inappropriate payments were received by foreign public officials in connection with such project. Alcatel-Lucent is cooperating with the U.S. and French authorities and has submitted to these authorities its findings regarding those payments.

Following information voluntarily disclosed by Alcatel-Lucent to the U.S. and French authorities, the French authorities have recently requested Alcatel-Lucent to produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent is cooperating with the French authorities and will submit the requested documents.

D/  FRENCH POLYNESIA

The French authorities have initiated an investigation of the submarine cable subsidiary of Alcatel-Lucent, Alcatel-Lucent Submarine Networks (“ALSN”), and certain former or current employees, relating to a project for a submarine cable between Tahiti and Hawaii awarded to ALSN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of a public procurement project. On November 23, 2009, ALSN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter.

Alcatel-Lucent is unable to predict the outcome of this investigation and its effect on ALSN’s business. If ALSN were convicted of a criminal violation, the French courts could, among other things, fine ALSN and/or ban it from participating in French public procurement contracts for a certain period. ALSN expects to generate approximately € 20 million of revenue from French public procurement contracts in 2010. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

E/  LUCENT’S EMPLOYMENT AND BENEFITS RELATED CASES

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs alleged that Lucent failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the Internal Revenue Code, the Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims of the plaintiffs and Lucent filed a report with the Court on December 28, 2006. The Special Committee denied the plaintiffs’ claims and the case returned to the court, where limited discovery was completed.

By Opinion and Order, each dated June 11, 2008, the court granted in part and denied in part plaintiffs’ motion for summary judgment (as to liability) and denied Lucent’s cross-motion for summary judgment (also as to liability). Specifically, the court found that Lucent had violated the Plan’s maintenance of benefits requirement with respect to the 2003 plan year but that the record before the court contained insufficient facts from which to conclude whether those provisions were violated for years prior to 2003. The court also “tentatively” ruled that defendants had not violated the Plan’s maintenance of cost provisions for the years 2004 through 2006. The court ordered the parties to engage in further discovery proceedings. Finally, the court denied, without prejudice, plaintiff’s motion for class certification. On June 26, 2008, Lucent requested the court to certify the case for appeal to the Third Circuit Court of Appeals in its discretion. This request was denied.

As a result of the court’s findings for 2003, Lucent established a provision for U.S. $ 27 million during the second quarter of 2008. As a result of the ongoing discovery and analysis, this reserve was adjusted from time to time, most recently to U.S. $ 28 million as of September 30, 2009. On January 21, 2010, the parties agreed to settle the lawsuit for the sum of U.S. $ 36 million. The settlement is memorialized in a binding and executed Settlement Agreement. The settlement is subject to court approval, including approval of the settlement amount and the amount of class counsel’s fees to be deducted therefrom, approval of a plan of allocation of the net settlement proceeds to class members, and certification of a settlement class by the court.

Lucent implemented various actions to address the rising costs of providing retiree health care benefits and the funding of Lucent pension plans. These actions led to the filing of cases against Lucent (now closed) and may lead to the filing of additional cases.

In September 2004, the Equal Employment Opportunity Commission (EEOC) had filed a purported class action lawsuit against Lucent, EEOC v. Lucent Technologies Inc., in the U.S. District Court in California, for gender discrimination with respect to the provision of service credit for purposes of a pension plan. In a case concerning a similar plan, the U.S. Supreme Court decided in May 2009 that such plan is not unlawful unless there is evidence of intentional discrimination. In light of this judgment, the EEOC voluntarily dismissed this matter, and the dismissal was approved by the District Court on July 27, 2009.

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

Microsoft

Lucent, Microsoft and Dell have been involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, certain Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including two trials held in 2008. In one of these trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately U.S. $ 357 million in damages for Microsoft’s infringement of the “Day” patent, which relates to a computerized form entry system. On June 19, 2008, the Court entered judgment on the verdict and also awarded prejudgment interest exceeding U.S. $ 140 million. The total amount awarded Alcatel-Lucent relating to the Day patent exceeds U.S. $ 497 million.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 256

Back to Contents

On December 15, 2008, Microsoft and Alcatel-Lucent executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations. This settlement included dismissing all pending patent claims in which Alcatel-Lucent is a defendant and provided Alcatel-Lucent with licenses to all Microsoft patents-in-suit in these cases. Also, on May 13, 2009, Alcatel-Lucent and Dell agreed to a settlement and dismissal of the appeal issues relating to Dell from the April 2008 trial. Only the appeal relating to the Day patent against Microsoft filed by it, and the appeal filed by Lucent relating to the district court’s decision to dismiss certain additional claims with respect to the Day patent, remain currently pending in the Court of Appeals for the Federal Circuit. Oral Argument was held at the Federal Circuit in Washington, D.C. on June 2, 2009.

On September 11, 2009, the Federal Circuit issued its opinion affirming that the Day patent is both a valid patent and infringed by Microsoft in Microsoft Outlook, Microsoft Money, and Windows Mobile products. However, the Federal Circuit vacated the jury’s damages award and ordered a new trial in the District Court in San Diego to re-calculate the amount of damages owed to Alcatel-Lucent for Microsoft’s infringement. On November 23, 2009, the Federal Circuit denied Microsoft’s en banc petition for a rehearing on the validity of the Day patent. A date has not been set for the new trial on damages.

In a parallel proceeding, Dell filed a re-examination of the Day patent with the United States Patent and Trademark Office (“Patent Office”) in May of 2007 alleging that prior art existed that was not previously considered in the original examination and the Day patent should therefore be re-examined for patentability. On June 22, 2009, the Patent Office issued its latest advisory opinion rejecting the two claims of the Day patent at issue in the April 2008 trial in view of the prior art. Alcatel-Lucent appealed that decision and, in response to Alcatel-Lucent’s opening Appeal Brief to the Board of Patent Appeals and Interferences, the Patent Office has withdrawn its rejection of the Day patent and has confirmed that the Day patent is a valid patent.

G/  EFFECT OF THE VARIOUS PROCEEDINGS

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in this Note 34.

Note 35   Events after the statement of financial position date

There were no events that have a material impact on financial status that occurred between the statement of financial position date and February 9, 2010, the date when the Board of Directors authorized the consolidated financial statements for issue.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 257

Back to Contents

Note 36   Main consolidated companies

Company	Country	% control	% interest	Consolidation method
Alcatel-Lucent (2) (3)	France			Parent company
Operating companies (1)
Alcatel-Lucent Australia Limited	Australia			Full consolidation
Alcatel-Lucent Austria AG	Austria			Full consolidation
Alcatel-Lucent Bell NV	Belgium			Full consolidation
Alcatel-Lucent Brasil S/A	Brazil			Full consolidation
Alcatel-Lucent Canada Inc.	Canada			Full consolidation
Alcatel-Lucent Deutschland AG	Germany			Full consolidation
Alcatel-Lucent Enterprise	France			Full consolidation
Alcatel-Lucent España S.A.	Spain			Full consolidation
Alcatel-Lucent France	France			Full consolidation
Alcatel-Lucent India Limited	India			Full consolidation
Alcatel-Lucent Italia S.p.A.	Italy			Full consolidation
Alcatel-Lucent Mexico S.A. de C.V.	Mexico			Full consolidation
Alcatel-Lucent Nederland B.V.	The Netherlands			Full consolidation
Alcatel-Lucent Portugal SA	Portugal			Full consolidation
Alcatel-Lucent Schweiz AG	Switzerland			Full consolidation
Alcatel-Lucent Shanghai Bell Co, Ltd	China	50	50	Full consolidation (4)
Alcatel-Lucent Submarine Networks	France			Full consolidation
Alcatel-Lucent Telecom Limited	U.K.			Full consolidation
Alcatel-Lucent Teletas Telekomunikasyon A.S.	Turkey			Full consolidation
Alcatel-Lucent USA Inc.	U.S.A.			Full consolidation
Alda Marine	France	51	51	Proportionate (5)
Genesys Telecommunications Laboratories, Inc.	U.S.A.			Full consolidation
LGS Innovations LLC	U.S.A.			Full consolidation
Holdings
Financial Holdings
Alcatel-Lucent Holdings Inc.	U.S.A.			Full consolidation
Alcatel-Lucent NV	The Netherlands			Full consolidation
Alcatel-Lucent Participations	France			Full consolidation
Compagnie Financière Alcatel-Lucent	France			Full consolidation
Coralec	France			Full consolidation
Florelec	France			Full consolidation
Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxemburg			Full consolidation

(1)

Percentages of control and interest equal 100% unless otherwise specified.

(2)

Publicly traded.

(3)

The activities of Alcatel-Lucent, as the parent company, are included under the business segment “Other”.

(4)

Entity controlled by the Group holding 50% plus one share.

(5)

Entity jointly controlled with Louis Dreyfus & associés holding the 49% remaining shares.

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 258

Back to Contents

Note 37   Quarterly information (unaudited)

CONSOLIDATED INCOME STATEMENTS

2009 (in millions of euros - except per share information)	Q1	Q2	Q3	Q4	Total
Revenues	3,598	3,905	3,687	3,967	15,157
Cost of sales	(2,465)	(2,612)	(2,455)	(2,514)	(10,046)
Gross profit	1,133	1,293	1,232	1,453	5,111
Administrative and selling expenses	(768)	(769)	(699)	(677)	(2,913)
• Research and development expenses before capitalization of development expenses	(691)	(655)	(610)	(571)	(2,527)
• Impact of capitalization of development expenses	-	1	1	2	4
Research and development costs	(691)	(654)	(609)	(569)	(2,523)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments	(326)	(130)	(76)	207	(325)
Restructuring costs	(78)	(123)	(136)	(268)	(605)
Litigations	-	-	-	(109)	(109)
Impairment of assets	-	-	-	-	-
Gain/(loss) on disposal of consolidated entities	-	-	-	99	99
Post-retirement benefit plan amendments	(2)	1	38	211	248
Income (loss) from operating activities	(406)	(252)	(174)	140	(692)
• Interest relative to gross financial debt	(84)	(74)	(72)	(83)	(313)
• Interest relative to cash and cash equivalents	22	16	8	13	59
Finance costs	(62)	(58)	(64)	(70)	(254)
Other financial income (loss)	49	93	49	58	249
Share in net income (losses) of equity affiliates	(9)	3	2	5	1
Income (loss) before income tax, related reduction of goodwill and discontinued operations	(428)	(214)	(187)	133	(696)
Reduction of goodwill related to deferred tax assets initially unrecognized		-	-	-	-
Income tax, (charge) benefit	6	87	8	(41)	60
Income (loss) from continuing operations	(422)	(127)	(179)	92	(636)
Income (loss) from discontinued operations	-	129	-	3	132
NET INCOME (LOSS)	(422)	2	(179)	95	(504)
Attributable to:
• Equity owners of the parent	(402)	14	(182)	46	(524)
• Non-controlling interests	(20)	(12)	3	49	20
Net income (loss) attributable to the equity owners of the parent per share (in euros/U.S. dollars)
• Basic earnings (loss) per share	(0.18)	0.01	(0.08)	0.02	(0.23)
• Diluted earnings (loss) per share	(0.18)	0.01	(0.08)	0.02	(0.23)
Net income (loss) (before discontinued operations) attributable to the equity owners of the parent per share (in euros/U.S. dollars)
• Basic earnings (loss) per share	(0.18)	(0.05)	(0.08)	0.02	(0.29)
• Diluted earnings (loss) per share	(0.18)	(0.05)	(0.08)	0.02	0.29)
Net income (loss) of discontinued operations per share (in euros/U.S. dollars)
• Basic earnings per share	0.00	0.06	0.00	0.00	0.06
• Diluted earnings per share	0.00	0.05	0.00	0.00	0.06

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 259

Back to Contents

2008 (in millions of euros)	Q1	Q2	Q3	Q4	Total
Revenues	3,864	4,101	4,065	4,954	16,984
Cost of sales	(2,467)	(2,669)	(2,746)	(3,308)	(11,190)
Gross profit	1,397	1,432	1,319	1,646	5,794
Administrative and selling expenses	(795)	(751)	(740)	(807)	(3,093)
• Research and development expenses before capitalization of development expenses	(741)	(726)	(685)	(706)	(2,858)
• Impact of capitalization of development expenses	33	24	21	23	101
Research and development costs	(708)	(702)	(664)	(683)	(2,757)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(106)	(21)	(85)	156	(56)
Restructuring costs	(122)	(265)	(94)	(81)	(562)
Impairment of assets	-	(810)	(5)	(3,910)	(4,725)
Gain/(loss) on disposal of consolidated entities	(1)	-	-	(6)	(7)
Post-retirement benefit plan amendments	-	(18)	63	2	47
Income (loss) from operating activities	(229)	(1,114)	(121)	(3,839)	(5,303)
• Interest relative to gross financial debt	(96)	(95)	(97)	(103)	(391)
• Interest relative to cash, cash equivalents	48	45	45	41	179
Finance costs	(48)	(50)	(52)	(62)	(212)
Other financial income (loss)	93	100	119	54	366
Share in net income (losses) of equity affiliates	28	28	28	12	96
Income(loss) before income tax, related reduction of goodwill and discontinued operations	(156)	(1,036)	(26)	(3,835)	(5,053)
Reduction of goodwill related to deferred tax assets initially unrecognized	-	-	-	-	-
Income tax	(19)	(50)	(10)	(74)	(153)
Income (loss) from continuing operations	(175)	(1,086)	(36)	(3,909)	(5,206)
Income (loss) from discontinued operations	-	-	(2)	35	33
NET INCOME (LOSS)	(175)	(1,086)	(38)	(3,874)	(5,173)
Attributable to:
• Equity owners of the parent	(181)	(1,102)	(40)	(3,892)	(5,215)
• Non-controlling interests	6	16	2	18	42
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(0.08)	(0.49)	(0.02)	(1.72)	(2.31)
• Diluted earnings per share	(0.08)	(0.49)	(0.02)	(1.72)	(2.31)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.08)	(0.49)	(0.02)	(1.73)	(2.32)
• Diluted earnings (loss) per share	(0.08)	(0.49)	(0.02)	(1.73)	(2.32)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings (loss) per share	0.00	0.00	0.00	0.01	0.01
• Diluted earnings (loss) per share	0.00	0.00	0.00	0.01	0.01

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 260

Back to Contents

2007 (in millions of euros)	Q1	Q2	Q3	Q4	Total
Revenues	3,882	4,326	4,350	5,234	17,792
Cost of sales	(2,755)	(2,929)	(2,863)	(3,536)	(12,083)
Gross profit	1,127	1,397	1,487	1,698	5,709
Administrative and selling expenses	(939)	(861)	(850)	(812)	(3,462)
• Research and development expenses before capitalization of development expenses	(807)	(794)	(744)	(761)	(3,107)
• Impact of capitalization of development expenses	37	52	33	30	153
Research and development costs	(770)	(742)	(711)	(731)	(2,954)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(582)	(206)	(74)	155	(707)
Restructuring costs	(320)	(190)	(307)	(39)	(856)
Impairment of assets	-	(426)	4	(2,522)	(2,944)
Gain/(loss) on disposal of consolidated entities	-	-	-	-	-
Post-retirement benefit plan amendment	-	265	(2)	(5)	258
Income (loss) from operating activities	(902)	(557)	(379)	(2,411)	(4,249)
• Interest relative to gross financial debt	(109)	(100)	(99)	(95)	(403)
• Interest relative to cash, cash equivalents	69	59	52	50	230
Finance costs	(40)	(41)	(47)	(45)	(173)
Other financial income (loss)	109	122	114	196	541
Share in net income (losses) of equity affiliates	5	60	14	31	110
Income (loss) before income tax, related reduction of goodwill and discontinued operations	(828)	(416)	(298)	(2,229)	(3,771)
Reduction of goodwill related to deferred tax assets initially unrecognized	(8)	(186)	2	(69)	(256)
Income taxes	149	29	(17)	(216)	(60)
Income (loss) from continuing operations	(687)	(573)	(313)	(2,514)	(4,087)
Income (loss) from discontinued operations	674	(22)	(5)	(37)	610
NET INCOME (LOSS)	(13)	(595)	(318)	(2,551)	(3,477)
Attributable to:
• Equity owners of the parent	(8)	(586)	(345)	(2,579)	(3,518)
• Non-controlling interests	(5)	(9)	27	28	41
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.00)	(0.26)	(0.15)	(1.14)	(1.56)
• Diluted earnings (loss) per share	(0.00)	(0.26)	(0.15)	(1.14)	(1.56)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share(in euros)
• Basic earnings (loss) per share	(0.30)	(0.25)	(0.15)	(1.12)	(1.83)
• Diluted earnings (loss) per share	(0.30)	(0.25)	(0.15)	(1.12)	(1.83)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings (loss) per share	0.30	(0.01)	0.00	(0.02)	0.27
• Diluted earnings (loss) per share	0.30	(0.01)	0.00	(0.02)	0.27

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 261

Back to Contents

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 262

INVESTOR RELATIONS

54, rue La Boétie - 75008 Paris – France

Tel. : +33 1 40 76 10 10 - Fax : +33 1 40 76 14 05

www.alcatel-lucent.com