Form 20-F/A
period 2009-12-31
ALCATEL LUCENT
filed 2010-07-13
CIK 886125

Washington, D.C. 20549

FORM 20-F/A (Amendment No. 1)

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

3, Avenue Octave Greard (3 S. 016)

75007 Paris, France

(Address of principal executive offices)

Frank Maccary

Telephone Number 33 (1) 40 76 10 10

Facsimile Number 33 (1) 40 76 14 00

3, Avenue Octave Greard (3 S. 016)

75007 Paris, France

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

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2009 (“2009 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on March 23, 2010, solely to amend “Item 19: Exhibits” by replacing Exhibits 12.1, 12.2, 13.1 and 13.2 (which are the certifications of the Chief Executive Officer and Chief Financial Officer), included in “Section 11.8 Exhibits” of our 2009 Annual Report on Form 20-F.  Due to an inadvertent mechanical error, the conformed copies of these exhibits, which were executed on March 22, 2010, were not filed.

We are including conformed copies of Exhibits 12.1, 12.2, 13.1 and 13.2 as exhibits to this Amendment No. 1 under “Section 11.8 Exhibits” hereof.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2009 Annual Report on Form 20-F or reflect any events that occurred after the March 23, 2010 filing date of our 2009 Annual Report on Form 20-F in any way.

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

11.8    EXHIBITS

1.1	Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation), dated December 31, 2008 *
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

8.	List of subsidiaries (see Note 36 to our consolidated financial statements included elsewhere herein).
10.1	Consent of Independent Registered Public Accounting Firm – Deloitte & Associés.*
10.2	Consent of Independent Registered Public Accounting Firm – Ernst & Young et Autres.*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
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

* Previously filed as an Exhibit to our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 23, 2010.

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

2009 ANNUAL REPORT ON FORM 20-F - ALCATEL-LUCENT- 151

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing Amendment No. 1 on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT

By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Financial Officer

July 13, 2010

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