Form 20-F
period 2010-12-31
ALCATEL LUCENT
filed 2011-03-21
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11130

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of France

(Jurisdiction of incorporation or organization)

3 avenue Octave Gréard

75007 Paris, France

(Address of principal executive offices)

Frank MACCARY

Telephone Number 33 (1) 40 76 10 10

Facsimile Number 33 (1) 40 76 14 00

3 avenue Octave Gréard

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

2,318,385,548 ordinary shares, nominal value €2 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes  ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

    Yes  ☐     No  ☒

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

    Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [    ] International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☒

1 SELECTED FINANCIAL DATA

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

On November 30, 2006, historical Alcatel and Lucent Technologies Inc., since renamed Alcatel-Lucent USA Inc. (“Lucent”), completed a business combination pursuant to which Lucent became a wholly owned subsidiary of Alcatel. On December 1, 2006, we and Thales signed a definitive agreement for the acquisition by Thales of our ownership interests in two joint ventures in the space sector created with Finmeccanica and our railway signaling business and integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services. In January 2007, the railway signalling business and integration and services activities were contributed to Thales, and in April 2007, we completed the sale of our ownership interests in the two joint ventures in the space sector.

As a result of the Lucent transaction, our 2006 consolidated financial results include (i) 11 months of results of only historical Alcatel and (ii) one month of results of the combined company. As a result of the Thales transaction, our 2006 financial results pertaining to the businesses transferred to Thales are treated as discontinued operations. Further, our 2006 financial results take into account the effect of the change in accounting policies on employee benefits with retroactive effect from January 1, 2005 and our 2007 and 2006 financial results take into account the effect of the application of the interpretation IFRIC 14 with retroactive effect from January 1, 2006.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2010, 2009, 2008, 2007 and 2006 included several negative, non-cash impacts of purchase accounting entries.

1

SELECTED FINANCIAL DATA

1.1. CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

1.1    CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

	For the year ended December 31,
(In millions, except per share data)	2010 (1)	2010	2009	2008	2007	2006
Income Statement Data
Revenues	U.S.$21,225	€15,996	€15,157	€16,984	€17,792	€12,282
Income (loss) from operating activities before restructuring costs, impairment of assets, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	3	2	(325)	(56)	(707)	687
Restructuring costs	(498)	(375)	(605)	(562)	(856)	(707)
Income (loss) from operating activities	(410)	(309)	(692)	(5,303)	(4,249)	(146)
Income (loss) from continuing operations	(371)	(280)	(636)	(5,206)	(4,087)	(219)
Net income (loss)	(387)	(292)	(504)	(5,173)	(3,477)	(61)
Net income (loss) attributable to equity holders of the parent	(443)	(334)	(524)	(5,215)	(3,518)	(106)
Earnings per ordinary share
Net income (loss) before discontinued operations attributable to the equity holders of the parent per share
• basic (2)	U.S.$(0.20)	(0.15)	(0.29)	(2.32)	(1.83)	(0.18)
• diluted (3)	U.S.$(0.20)	(0.15)	(0.29)	(2.32)	(1.83)	(0.18)
Dividend per ordinary share (4)	-	-	-	-	-	0.16
Dividend per ADS (4)	-	-	-	-	-	0.16

	At December 31,
(In millions)	2010 (1)	2010	2009	2008	2007	2006
Statement of Financial Position Data
Total assets	U.S.$33,008	€24,876	€23,896	€27,373	€33,794	€41,898
Marketable securities and cash and cash equivalents	7,549	5,689	5,570	4,593	5,271	5,994
Bonds, notes issued and other debt - Long-term part	5,456	4,112	4,179	3,998	4,565	5,048
Current portion of long-term debt and short-term debt	1,680	1,266	576	1,097	483	1,161
Capital stock	6,153	4,637	4,636	4,636	4,635	4,619
Shareholders’ equity attributable to the equity holders of the parent after appropriation (5)	4,704	3,545	3,740	4,633	11,187	15,467
Non controlling interests	876	660	569	591	515	495

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S.$1.3269 on December 31, 2010.

(2)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:

– ordinary shares: 2,259,877,263 in 2010, 2,259,696,863 in 2009, 2,259,174,970 in 2008; 2,255,890,753 in 2007 and 1,449,000,656 in 2006.

(3)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

– ordinary shares: 2,259,877,263 in 2010, 2,259,696,863 in 2009, 2,259,174,970 in 2008; 2,255,890,753 in 2007 and 1,449,000,656 in 2006.

(4)	Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of Directors has announced that it will propose not to pay a dividend for 2010 at our Annual Shareholders’ Meeting to be held on May 27, 2011.

(5)	Amounts presented are net of dividends distributed. Shareholders’ equity attributable to equity holders of the parent before appropriation was €3,545 million, €3,740 million, €4,633 million, €11,187 million and €15,828 million as of December 31, 2010, 2009, 2008, 2007 and 2006 respectively and dividends proposed or distributed amounted to €0 million, €0 million, €0 million, €0 million and €370 million as of December 31, 2010, 2009, 2008, 2007 and 2006 respectively.

SELECTED FINANCIAL DATA

1.2. EXCHANGE RATE INFORMATION

1.2    EXCHANGE RATE INFORMATION

The table below shows the average noon buying rate of euro from 2006 to 2010. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

Year	Average rate (1)
2010	U.S.$	1.3209
2009	U.S.$	1.4332
2008	U.S.$	1.4726
2007	U.S.$	1.3797
2006	U.S.$	1.2728

(1)	The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High		Low
March 2011 (through March 11)	U.S.$	1.3983	U.S.$	1.3813
February 2011	U.S.$	1.3834	U.S.$	1.3440
January 2011	U.S.$	1.3688	U.S.$	1.2945
December 2010	U.S.$	1.3395	U.S.$	1.3089
November 2010	U.S.$	1.4205	U.S.$	1.3036
October 2010	U.S.$	1.4066	U.S.$	1.3688
September 2010	U.S.$	1.3638	U.S.$	1.2708

On March 11, 2011, the noon buying rate was €1.00 = U.S.$1.3864

1

SELECTED FINANCIAL DATA

1.2. EXCHANGE RATE INFORMATION

ACTIVITY OVERVIEW

2.1 NETWORKS SEGMENT

2    ACTIVITY OVERVIEW

The charts below set forth the three operating segments that comprised our organization in 2010: Networks, Applications and Services. In 2010, our Networks segment was organized into four businesses: IP, Optics, Wireless and Wireline.

2.1    NETWORKS SEGMENT

INTERNET PROTOCOL (IP)

Position	Activities	Market positions
A world leader and privileged partner of service providers, enterprises and governments in transforming their networks to an all-IP (Internet Protocol) architecture.	Central focus is on the IP intelligent router market. Our technology allows service providers to enrich the end-user experience which creates sustainable value.	— #2 in IP/MPLS service provider edge routers with 28% market share in fourth quarter of 2010, #2 2010 (4 rolling quarters) with 23% market share (in revenues) (1)

(1)	Infonetics

OPTICS

Position	Activities	Market positions
As a leader in optical networking, we play a key role in the transformation of optical transport networks and have created our vision of a High Leverage Network™ to ensure the transport of data at the lowest cost per bit while enabling new revenue generating services and applications.	Design, manufacture and marketing of equipment to transport information over fiber optic connections over long distances on land (terrestrial) or under sea (submarine), as well as for short distances in metropolitan and regional areas. The portfolio also includes microwave wireless transmission equipment.

—   #2 in terrestrial optical networking with 18% market share based on revenues for the 12 months ended December 31, 2010, #1 in fourth quarter 2010 with 20% market share (1)

—   #2 in WDM, 2010 (4 rolling quarters) (1)

—    #1 in submarine optical networking with estimated 35-40% market share (revenues) 2010 (2)

—   #1 Packet Microwave transmission with 40% market share for 12 months ending December 31, 2010 (1)

(1)	Dell’Oro

(2)	Alcatel-Lucent estimate

WIRELESS

Position	Activities	Market positions
One of the world’s leading suppliers of wireless communications infrastructure across a variety of technologies.	Activities focus on wireless product offerings for 2G (GSM/GPRS/EDGE, CDMA), 3G (UMTS/HSPA/EV-DO) and 4G networks (LTE) from access to core switching.

—   #1 in CDMA with 39% market share in 2010 (1)

—    #4 in GSM/GPRS/EDGE Radio Access Networks with 9% market share based on revenues in 2010 (1)

—   #4 in W-CDMA Radio Access Networks with 14% market share based on revenues in 2010 (1)

—    #2 in LTE with 30% market share in 2010 (1)

—   Increased total market share in Radio Access Networks to 16% in 2010 compared to 13% in 2009 (1)

(1)	Dell’Oro

2

ACTIVITY OVERVIEW

2.1 NETWORKS SEGMENT

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

—   #1 in broadband access with 39% DSL market share based on revenues for 2010 (1)

—    #1 in VDSL2 with 52% market share, 2010 revenues (1)

—   #1 in GPON ports with 32% market share, 2010 (1)

—    #2 in Carrier VoIP licenses (15% share) and #2 in high density media gateway revenue (17% share) for NGN and IMS networks, 2010 (2)

—    #3 in IMS Core (session) software licenses, with 14% market share, 2010 (2)

(1)	Dell’Oro

(2)	Infonetics

2.2    APPLICATIONS SEGMENT

NETWORK APPLICATIONS

Position	Activities	Market positions
A leading provider of (i) software that allows service providers to offer new end-user communications and digital entertainment services across any connected device – including mobile phones, computers, TVs, and the Web, and (ii) service management solutions that help fixed, mobile, cable and satellite operators provide better customer care (our Motive business).

Activities focus on the development and sales of software and related services that support service provider business priorities in the areas of application innovation, enhanced communications (IP and broadcast messaging, VoIP, IMS), digital media (multi-screen video delivery, media and application stores), real-time rating and charging and subscriber data management.

Motive products make it easier for service providers to offer, activate, support and manage a wide range of high-speed internet, VoIP, video, mobile and converged services. They provide service providers with tools to help consumers set up and manage their at-home and mobile devices and services.

—   50+ Digital media customers including 9 of the top 10 global mobile operators based on 2010 rankings (1)

—    60+ IMS Applications customers including 8 of the top 10 global mobile operators based on 2010 rankings (1)

—    20+ Rich Communications Services trials including 6 of the top 10 global mobile operators based on 2010 rankings (1)

—   200+ Subscriber Data Management customers including 9 of the top 10 global mobile operators based on 2010 rankings (1)

—    190+ Payment customers including 8 of the top 10 global mobile operators based on 2010 rankings (1)

—    Motive’s 150+ worldwide customers include the #1 broadband and converged-services providers in Argentina, Brazil, Canada, Italy, Japan, Peru, Switzerland, Thailand, the UK and the US

(1)	Infonetics

ACTIVITY OVERVIEW

2.2 APPLICATIONS SEGMENT

ENTERPRISE APPLICATIONS

Position	Activities	Market positions

A world leader in the delivery of secure, real-time communication and network infrastructure products and solutions for small, medium and large enterprises, industries and the public sector.

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

—   #1 in Europe Middle East and Africa (EMEA) enterprise telephony in 2010 (1)

—    #4 Worldwide in managed 100MB LAN switch port shipments 2010 (2)

—   #3 in EMEA, managed LAN switch revenues, Q4 2010 (2)

—    2010 Global “Visionary” in Web Services web-based customer interaction tools (3)

—   Over 200 of the Fortune Global 500 are Genesys customers (4)

(1)	Dell’Oro

(2)	Infonetics

(3)	Gartner

(4)	Fortune

2.3    SERVICES SEGMENT

Position	Activities	Market positions
A world leader supplying services for telecom service providers and vertical markets (transportation, energy and public sector), with expertise integrating complex multi-vendor end-to-end telecommunications systems; includes services to facilitate our Applications Enablement strategy and professional services to transform legacy networks to next-generation IP platforms, including the High Leverage NetworkTM architecture.	Activities focus on supplying complete offerings for networks’ entire life cycle: consultation, integration, migration and transformation, deployment, outsourcing and maintenance.

—   #3 in overall Services market, 2010 (1)

—    Network Managed Services deals in 100+ networks covering 220M+ subscribers (1)

—    #1 IP/NGN/IMS Network Transformation & Subscriber Data Integration, 2010 (2)

—    #1 IPTV integrator, 2010 (3)

—    Large OSS/BSS software integrator, with 300+ customer references in 80 countries (1)

(1)	Alcatel-Lucent estimate

(2)	Internet Telephony Magazine

(3)	Multimedia Research Group

2

ACTIVITY OVERVIEW

2.2 APPLICATIONS SEGMENT

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

We adopted a new strategic plan as of January 1, 2009, when we initiated a strategic transformation and realignment of our operations in support of that plan. The transformation includes a change in the composition of our spending on research and development as we accelerate the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies. Our choices of specific technologies to pursue and those to de-emphasize may prove to be inconsistent with our customers’ investment spending.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers and other customers that buy our products and services regarding their deployment of technology and their timing of purchases, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry stabilized in 2010 as the 2008-2009 recession ended and the global economic environment generally turned more positive. However, we expect only moderate improvement in the global economy in 2011. Actual market conditions could be very different from what we expect and are planning for due to the uncertainty that exists about the strength of the recovery in the global economy. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

If capital investment by service providers and other customers that buy our products and services is weaker than we anticipate, our revenues and profitability may be adversely affected. The level of demand by service providers and other customers that buy our products and services can change quickly and can vary over short periods of time, including from month to month. As a result of the uncertainty and variations in the telecommunications industry, accurately forecasting revenues, results and cash flow remains difficult.

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

Our working capital requirements and cash flows have historically been, and they are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

—	the level of sales;

—	the effectiveness of inventory management;

—	the collection of receivables;

—	the timing and size of capital expenditures;

—	costs associated with potential restructuring actions; and

—	customer credit risk.

We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including our revolving credit facility of €1.4 billion maturing in April 2012 (with an extension until April 5, 2013 for an amount of €837 million) and on which we have not drawn. Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable; the perception of our credit quality by lenders and investors; our ability to meet the financial covenant for our revolving credit facility; and debt and equity market conditions generally. Given current conditions, access to the debt and equity markets may not be relied upon at any time. Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations. If, however, the business environment were to materially worsen, or the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash flow from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds, asset sales or financing from third parties. We cannot provide any assurance that such funding will be available on terms satisfactory to us. If we were to incur high levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as Research and Development expenses and capital expenditures, which could have a material adverse effect on our business.

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

A substantial portion of our sales are to customers in the telecommunications industry. Some of these customers require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We have provided and in the future we expect that we will provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating; our level of available credit; and our ability to sell off commitments on acceptable terms. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have sought protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. In 2010, there appeared to be fewer instances where our customers experienced such difficulties, presumably as a result of the recovery in the global economy. We cannot predict how that situation may evolve in 2011, when we expect only moderate improvement in the global economy. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

The Group's U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of financial markets world wide, interest rates, medical price increases, and changes in legal requirements. These plans are costly, and our efforts to fund or control these costs may be ineffective.

Many former and current employees and retirees of the Group in the U.S. participate in one or more of our major defined benefit plans that provide post-retirement pension, healthcare, and group life benefits.

Volatility in discount rates and asset values will affect the funded status of our pension plans.

As required for funding purposes, we use one of the corporate bond-based yield curves issued by the U.S. Internal Revenue Service (the "IRS") in order to determine the discount rate, which directly impacts our funding obligation. The yield curve that we choose may significantly affect the size of our benefit obligation. The IRS also provides a number of methods to use to measure plan assets, which may materially affect the value of the assets used in the funding valuation. We are not required to select a discount rate or asset measurement method to measure our 2010 funding valuation until October 15, 2011; but once we choose these methodologies, with a few exceptions, we will be required to use them for future funding valuations until we request a change that is approved by the IRS. Our preliminary assessment of our pension plans suggests that no funding contribution will be required through 2012. While the array of available funding methodologies may have a material impact on the funded status of our plans, we cannot give any assurances that the asset valuation and discount rate methodologies selected for the 2010 and 2011 funding valuations will not result in required contributions after 2012.

Pension and postretirement health plan participants may live longer than has been assumed, which would result in an increase in our benefit obligation.

For pension funding purposes, we use the mortality table issued by the IRS which includes fifteen years of projected improvements in life span for active and former employees not yet receiving pension payments, and seven years for retirees receiving payments. This table determines the period of time over which we assume that benefit payments will be made. The longer the period, the larger the benefit obligation and the amount of assets required to cover that obligation. For our retiree healthcare plans, we use the specific mortality experienced by plan participants consistent with our practice for all our benefit obligations determined under accounting standards. As with pension benefits, longer lives of our participants would likely increase our retiree healthcare benefit obligation. We cannot be certain that the longevity of our participants in our retiree healthcare plans or pension plans will not exceed that indicated by the mortality table we currently use, or that future updates to these tables will not reflect materially longer life expectancies.

We may not be able to fund the healthcare costs of our formerly represented retirees with excess pension assets in accordance with Section 420 of the U.S. Internal Revenue Code.

We expect to fund our current healthcare costs for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers with transfers of excess pension assets from our Occupational – inactive pension plan in which these retirees are participants. Excess assets are defined by Section 420 as being those assets in excess of either 120% or 125% of the plan's funding obligation, depending on the type of transfer selected. Excess assets are a function of the funded status of the specific plan involved. The provisions of Section 420 expire on December 31, 2013; however, Section 420 has been extended by Congress three times in the past. We can make no assurances that the Section 420 provisions of the IRC will be extended beyond December 31, 2013. Further, we can make no assurances that sufficient excess assets will be available for future transfers to cover all future healthcare costs beyond 2013 for these specific retirees.

Healthcare cost increases and an increase in the use of services may significantly increase our retiree healthcare costs.

Our current healthcare plans cap the subsidy we provide to those persons who retired after February 1990 and all future retirees, representing almost half of the retiree healthcare obligation, on a per capita basis. We may take steps in the future to reduce the overall cost of our current retiree healthcare plans, and the share of the cost borne by us, consistent with legal requirements and any collective bargaining obligations. However, cost increases may exceed our ability to reduce these costs. In addition, the reduction or elimination of U.S. retiree healthcare benefits by us has led to lawsuits against us. Any initiatives we undertake to control these costs may lead to additional claims against us.

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of December 31, 2010. In connection with the combination between Alcatel and Lucent, a significant amount of additional goodwill and acquired intangible assets were recorded as a result of the purchase price allocation.

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

Historically, we have recognized significant impairment charges due to various reasons, including some of those noted above as well as potential restructuring actions or adverse market conditions that are either specific to us or the broader telecommunications industry or more general in nature. For instance, we accounted for an impairment loss of €4.7 billion in 2008 related to a re-assessment of our near-term outlook, our decision to streamline our portfolio and our weaker than expected CDMA business. Additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition.

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

Our failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on new markets for emerging technologies, and could have a material adverse impact on our business and operating results.

We depend on a limited number of internal and external manufacturing organizations, distribution centers, suppliers and service providers. Their failure to deliver or to perform according to our requirements may adversely affect our ability to deliver our products, services and solutions on-time, and in sufficient volumes while meeting our quality, safety or security standards.

Our Global Supply Chain is a complex network of internal and external organizations responsible for the supply, manufacture, logistics and implementation of advanced telecommunications solutions and services anywhere in the world. Failure by any of our suppliers, including contract manufacturers, to supply materials, components, subassemblies, finished goods and software could significantly impact our operations and our ability to satisfy our customer commitments. We are significantly dependent on our logistics network to efficiently and effectively move materials and products across national boundaries. Accordingly, we are

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

vulnerable to abrupt changes in customs, tax and currency regulations that may have significant negative impact on our supply chain. Strikes, boycotts and the lack of appropriately skilled resources within our organization or at our contract manufacturers would put at risk our ability to satisfy our customer commitments.

We have undertaken a major reorganization of our operating model in order to enhance our efficiency; however, this reorganization may entail certain contingent future costs which could have a negative impact on the economic benefits that we expect to derive from our improved operating efficiency.

In 2010 we undertook a major reorganization of our operating model involving, among other things, reorganizing roles and responsibilities of legal entities within the Group and reorganizing the contractual arrangements between them as concerns the sale of products and services to customers, with a view to allowing the Group to streamline its operations and processes, reduce multiple inter-company transactions, reduce order fulfillment lead time, reduce general and administrative costs, and improve control over contract execution, thereby improving our efficiency. Although we believe that the steps we have taken will be very positive for our operations, they may also entail certain contingent future costs which could have a negative impact on the economic benefits that we expect to derive from our improved operating efficiency.

We have outsourced a significant portion of our information technology (IT) systems and infrastructure, increasing our dependence on the security and reliability of external companies. Interruptions in the availability of these IT systems and infrastructure could have material adverse effects on our operations.

Our business operations rely on complex IT systems, networks and other related infrastructure. We have outsourced a significant portion of our IT operations, increasing our reliance on the precautions taken by external companies to insure the security, safety and reliability of those operations. Despite these precautions, IT operations are susceptible to disruption from equipment failure, vandalism, computer viruses, security breaches, natural disasters, power outages and other events. Although we have selected reputable companies to provide outsourced IT services, and have worked closely with them to identify risks and implement countermeasures and controls, we can not be sure that interruptions in the availability of these IT services with material adverse effects on our operations will not occur.

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

Our ten largest customers accounted for 43% of our revenues in 2010 (among which AT&T and Verizon each represented 11% of our revenues), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 43% of our revenues in 2010 (among which AT&T and Verizon each represented 11% of our revenues). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obligated to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn in spending in that industry, like the one that took place in 2009.

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

In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

business. We expect to continue to focus on expanding business in emerging markets in Asia, Africa, Latin America and Eastern Europe. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency. Also, it is possible that the current political developments in certain countries in the Middle East and North Africa may have, at least temporarily, a negative impact on our operations in those countries.

3

RISK FACTORS

3.2 LEGAL RISKS

3.2    LEGAL RISKS

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

We are defendants in various lawsuits. These lawsuits against us include such matters as commercial disputes, claims regarding intellectual property, customer financing, product discontinuance, asbestos claims, labor, employment and benefit claims and others. We are also involved in certain investigations by government authorities. For a discussion of some of these legal proceedings and investigations, you should read “Legal Matters” in Section 6.10 of this annual report and Note 34 to our consolidated financial statements included elsewhere in this document. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material damages resulting from these lawsuits and investigations could adversely affect our profitability and cash flow.

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

From time to time, we receive notices or claims from third parties of potential infringement in connection with products or software. We also may receive such notices or claims when we attempt to license our intellectual property to others. Intellectual property litigation can be costly and time-consuming and can divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. A successful claim by a third party of patent or other intellectual property infringement by us could compel us to enter into costly royalty or license agreements or force us to pay significant damages and could even require us to stop selling certain products. Further, if one of our important patents or other intellectual property rights is invalidated, we may suffer losses of licensing revenues and be prevented from attempting to block others, including competitors, from using the related technology.

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

RISK FACTORS

3.3 RISKS RELATING TO OWNERSHIP OF OUR ADSS

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

If any shareholder fails to comply with the notification requirements:

—	the shares or voting rights in excess of the relevant notification threshold may be deprived of voting power on the demand of any shareholder;

—	all or part of the shareholder’s voting rights may be suspended for up to five years by the relevant French commercial court; and

—	the shareholder may be subject to a fine.

Holders of our ADSs will have limited recourse if we or the depositary fail to meet obligations under the deposit agreement between us and the depositary.

The deposit agreement expressly limits our obligations and liability and the obligations and liability of the depositary.

Neither we nor the depositary will be liable despite the fact that an ADS holder may have incurred losses if the depositary:

—	is prevented or hindered in performing any obligation by circumstances beyond our control;

—	exercises or fails to exercise its discretionary rights under the deposit agreement;

—	performs its obligations without negligence or bad faith;

—	takes any action based upon advice from legal counsel, accountants, any person presenting our ordinary shares for deposit, any holder or any other qualified person; or

—	relies on any documents it believes in good faith to be genuine and properly executed.

This means that there could be instances where holders of an ADS would not be able to recover losses that you may have suffered by reason of our actions or inactions or the actions or inactions of the depositary pursuant to the deposit agreement.

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

An investor located in the United States may find it difficult to:

—	effect service of process within the United States against us and our non-U.S. resident directors and officers;

—

enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against us and our non-U.S. resident directors and officers in both the United States and France; and

—	bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us and our non-U.S. resident directors and officers.

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

3

RISK FACTORS

3.3 RISKS RELATING TO OWNERSHIP OF OUR ADSS

INFORMATION ABOUT THE GROUP

4.1 GENERAL

4    INFORMATION ABOUT THE GROUP

4.1    GENERAL

The long-trusted partner of service providers, enterprises, strategic industries and governments around the world, we are a leader in mobile, fixed, IP and optics technologies, and a pioneer in applications and services. We include Bell Labs, one of the world’s foremost centres of research and innovation in communications technology.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, we are a local partner with global reach

Alcatel-Lucent is a French société anonyme, established in 1898, originally as a listed company named Compagnie Générale d’Électricité. Our corporate existence will continue until June 30, 2086, which date may be extended by shareholder vote. We are subject to all laws governing business corporations in France, specifically the provisions of the commercial code and the financial and monetary code.

Effective May 17, 2010 our registered office and principal place of business is 3, avenue Octave Gréard, 75007 Paris, France, our telephone number is +33 (0)1 40 76 10 10 and our website address is www.alcatel-lucent.com. The contents of our website are not incorporated into this document.

The address for Stephen R. Reynolds, our authorized representative in the United States, is Alcatel-Lucent USA Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

4.2    HISTORY AND DEVELOPMENT

Set forth below is an outline of certain significant events of Alcatel-Lucent from formation until 2007:

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

The Cable and Components activities are spun off into a subsidiary and renamed Nexans

2001

Sale of its 24% share in Alstom

IPO of a significant part of Cables & Components business (Nexans activity). Alcatel retains 20% of Nexans shares

Acquisition of the remaining 48.83% stake held in Alcatel Space by Thales, bringing Alcatel’s ownership of Alcatel Space to 100%. After this transaction, Alcatel’s stake in Thales decreases to 20%

Sale of DSL modems activity to Thomson Multimedia (TMM)

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

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

2006

Acquisition of UMTS radio access business from Nortel

Business combination between historical Alcatel and Lucent Technologies Inc., completed on November 30, 2006

Acquisition of VoiceGenie, a leader in voice self-service solutions development by both enterprises and carriers

Acquisition of a 27.5% interest in 2Wire, a pioneer in home broadband network product offerings

Buy-out of Fujitsu’s interest in Evolium 3G our wireless infrastructure joint venture

2007

Acquisition of Informiam, pioneer in software that optimizes customer service operations through real-time business performance management (now a business unit within Genesys)

Acquisition of NetDevices (enterprise networking technology designed to facilitate the management of branch office networks)

Acquisition of Tropic Networks (regional and metro-area optical networking equipment for use in telephony, data, and cable applications)

Sale of our 49.9 % interest in Draka Comteq to Draka Holding NV, our joint venture partner in this company

Sale of our 12.4 % interest in Avanex to Pirelli, and supply agreements with both Pirelli and Avanex for related components

Sale of our 67% interest in the capital of Alcatel Alenia Space and our 33% interest in the capital of Telespazio (a worldwide leader in satellite services) to Thales. Completion of the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

RECENT EVENTS

No 2010 dividend. Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2010 results. Our Board will present this proposal at our Annual Shareholders’ Meeting on May 27, 2011.

Repayment of convertible bonds. On January 3, 2011 we repaid our 4.75% convertible/exchangeable bonds (which we refer to as OCEANE) issued in June 2003 and due January 2011 that remained outstanding at that date, for their nominal value of €818 million.

HIGHLIGHTS OF TRANSACTIONS DURING 2010

DISPOSITIONS

Sale of 2Wire stake. On October 20, 2010 we concluded the sale of our 26.7% shareholding in 2Wire, a U.S.-based provider of advanced residential gateways for the broadband service provider market, to Pace plc, a technology developer for the global pay-TV market, for cash proceeds of €75 million. This transaction was part of the acquisition by Pace of the stock of 2Wire owned by a consortium that included, in addition to Alcatel-Lucent, AT&T, Telmex and Oak Investments Partners.

Sale of vacuum business. On December 31, 2010 we completed the sale of our Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG, a world leader in the vacuum industry. We received preliminary cash proceeds of €197 million. This amount is subject to a purchase price adjustment that will be determined in 2011.

OTHER MATTERS

Notes issuances. In July 2010 and October 2010, we issued a series of notes for an aggregate €100 million in nominal value upon each issuance (€200 million in total). The notes bear interest at a floating rate and are due in several instalments throughout 2011 and in February 2012, with the right to extend their maturity at our option either annually or until 2016.

On December 2, 2010, we closed our private placement of €500 million Senior Notes due January 15, 2016 with an 8.5% coupon, for which we received net proceeds of €487.3 million. We used all of these net proceeds to partially refinance the 4.75% convertible/exchangeable bonds (OCEANE) due on 1 January 2011 mentioned above.

Repurchases of convertible bonds. In February and March 2010, we repurchased and cancelled a portion of the outstanding Alcatel-Lucent Inc. 2.875% Series A convertible bonds due June 2023 for U.S.$74.8 million in cash, excluding accrued interest, corresponding to a nominal value of U.S.$75.0 million.

Further, on June 15, 2010, many of the remaining holders of the Alcatel-Lucent Inc. Series A bonds exercised their optional redemption right, and as a result we paid the redeeming holders U.S.$360 million in cash, excluding accrued interest, corresponding to the nominal value of the bonds redeemed.

Developments in Microsoft cases. On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent. On April 23, 2010, Alcatel-Lucent filed its Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. A trial is scheduled for July 19, 2011 in the U.S. District Court in San

Diego to determine the amount of compensation owed to us by Microsoft for its infringement of the Day patent.

On March 2, 2010, the United States Patent and Trademark Office issued a Reexamination Certificate confirming the validity of the Day Patent in response to the re-examination request filed by Dell in May of 2007.

FCPA investigations. In December 2010 we entered into final settlement agreements with the SEC and the DOJ. Under the agreement with the SEC, which has been approved by the U.S. Federal Court, we neither admit nor deny the allegations of violations of the antibribery, internal controls and books and records provisions of the FCPA in the SEC’s complaint, we are permanently restrained and enjoined from future violations of U.S. securities laws, we are liable for U.S.$45.4 million in disgorgement of profits and prejudgment interest, and we agree to engage a French anticorruption compliance monitor for three years. Under the agreement with the DOJ, if the settlement is approved by the court we will enter into a three-year deferred prosecution agreement (“DPA”) charging us with violations of the internal controls and books and records provisions of the FCPA, and we will pay a total criminal fine of U.S.$92 million – payable in four installments over the course of three years. If we fully comply with the terms of the DPA, the DOJ will dismiss the charges upon conclusion of the three-year term. In addition, three of our subsidiaries – Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica – will each plead guilty to conspiracy to violate the FCPA’s antibribery, books and records and internal accounting controls provisions. The DPA also contains provisions relating to engaging a French anticorruption compliance monitor for three years. The settlement agreement with the DOJ is currently under consideration by the U.S. Federal Court for approval, and we can provide no assurance that it will be approved.

HIGHLIGHTS OF TRANSACTIONS DURING 2009

DISPOSITIONS

Thales. In May 2009, we completed the sale of our 20.8% stake in Thales to Dassault Aviation for €1.566 billion (refer to Highlights of transactions during 2008, below).

Electrical motors. On December 31, 2009, we completed the sale of Dunkermotoren GmbH, our electrical fractional horsepower motors and drives subsidiary, to Triton, a leading European private equity firm, for an enterprise value of €145 million.

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

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

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

Issuance and repurchases of convertible bonds. On September 2, 2009, we launched a convertible bond offering. The bonds are convertible into and/or exchangeable for new or existing shares of Alcatel-Lucent (we refer to these convertible bonds as OCEANE). The bonds carry a 5% annual interest rate and the initial conversion price is €3.23, equivalent to a conversion premium of 35%. They are redeemable in cash, at par, on January 1, 2015. Early redemption at our option is possible under certain conditions. On settlement date (September 10, 2009), the proceeds of this offering, including the over-allotment option, were approximately €1 billion.

Concurrently, we offered to repurchase and cancel some of our existing convertible bonds due 2011. On settlement date for the repurchase (September 11, 2009), we purchased 11.97% of the outstanding 2011 bonds. The price per bond was €16.70 (including accrued interest) and the total amount paid was €126 million.

Repurchases of the 2011 bonds also took place after the closing of the repurchase offer. Overall, in 2009, we repurchased bonds of a nominal value of €204 million, corresponding to 19.98% of the outstanding 2011 bonds, for a total cash amount paid of €204 million, excluding accrued interest.

We also partially repurchased and cancelled outstanding Lucent 7.75% convertible bond due March 2017 in 2009, using a total cash amount of U.S.$28 million, corresponding to a nominal value of U.S.$99 million.

We partially repurchased and cancelled outstanding Lucent 2.875% Series A convertible bonds due June 2023 in 2009, using U.S.$218 million in cash excluding accrued interest, corresponding to a nominal value of U.S.$220 million.

Developments in Microsoft cases. On December 15, 2008, we and Microsoft executed a settlement and license agreement whereby the parties agreed to settle the majority of a series of patent litigations that had been outstanding between them. This settlement included dismissing pending patent claims by Microsoft against us and provided us with licenses to all Microsoft patents-in-suit in these cases. Also, on May 13, 2009, we and Dell agreed to a settlement and dismissal of certain issues appealed after a trial involving us, Dell and Microsoft, held in April, 2008. Thereafter, the only matter that remained pending was the appeal filed by Microsoft with the Court of Appeals for the Federal Circuit in Washington, D.C. relating to the “Day” Patent, which relates to a computerized form entry system. On June 19, 2008, the District Court had entered a judgment based on a jury award to us of approximately U.S.$357 million in damages for Microsoft’s infringement of the Day Patent in the April 2008 trial, and had also awarded us prejudgment interest exceeding U.S.$140 million.

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

HIGHLIGHTS OF TRANSACTIONS DURING 2008

ACQUISITIONS

Acquisition of Motive Networks. On October 7, 2008, we completed the acquisition of Motive, Inc., a U.S.-based company, through a tender offer for an aggregate purchase price of U.S.$67.8 million. The acquisition solidified the existing three-year relationship between the two companies, which had jointly developed and sold remote management software solutions for automating the deployment, configuration and support of advanced home networking devices called residential gateways (RGs). As a result of this combination, more than 70 service providers worldwide can now rely on a single solution to deliver a seamless, consistent, converged customer experience across a range of services, networks and devices, both fixed and mobile.

DISPOSITIONS

Thales. On December 19, 2008, we announced the signature of a definitive agreement regarding the acquisition by Dassault Aviation of our interest in Thales (41,262,481 shares). The total purchase price is based on a price of €38 per Thales share, representing approximately €1.57 billion.

OTHER MATTERS

Moody’s. On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

4

INFORMATION ABOUT THE GROUP

4.3 STRUCTURE OF THE PRINCIPAL COMPANIES CONSOLIDATED IN THE GROUP AS OF DECEMBER 31, 2010

4.3    STRUCTURE OF THE PRINCIPAL COMPANIES CONSOLIDATED IN THE GROUP AS OF DECEMBER 31, 2010

By percentage of share capital held(1)

(1) See Note 36 of the consolidated financial statements included elsewhere in this annual report with respect to the percentage of control of Alcatel-Lucent in Alcatel-Lucent Shanghai Bell Co. Ltd, Alcatel-Lucent Teletas Telekomunikasyon A.S. and Alda Marine.

INFORMATION ABOUT THE GROUP

4.4 REAL ESTATE AND EQUIPMENT

4.4    REAL ESTATE AND EQUIPMENT

We occupy, as an owner or tenant, a large number of buildings, production sites, laboratories and service sites around the world. There are two distinct types of sites with the following features:

—	production and assembly sites dedicated to our various businesses;

—	sites that house research and innovation activities and support functions, which cover a specific region and all businesses.

A significant portion of production, assembly and research activities are carried out in Europe, in the United States and in China for all of our businesses. We also have operating subsidiaries and production and assembly sites in Canada, Mexico, Brazil and India.

At December 31, 2010, our total production capacity was equal to approximately 284,000 sq. meters and the table below shows the breakdown by region and by business segment.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 5.12 (Environmental matters) of this annual report.

The sites mentioned in the tables below were selected among our portfolio of 677 sites to illustrate the diversity of the real estate we use, applying four main criteria: region, business segment, type of use (production/assembly, research/innovation or support function), and whether the property is owned or leased.

ALCATEL-LUCENT, PRODUCTION CAPACITY AT DECEMBER 31, 2010

(in thousands of sq. meters)	EMEA	Americas	APAC	Total
Networks	146	72	64	282
Applications (Enterprise)	2	0	0	2
Total	148	72	64	284

PRODUCTION/ASSEMBLY SITES

Country	Site	Ownership
China	Shanghai Pudong	Full ownership
France	Calais	Full ownership
France	Eu	Full ownership
United Kingdom	Greenwich	Full ownership
United States	Meriden	Full ownership
United States	Nogales	Lease

The main features of our production sites are as follows:

—

site of Shanghai Pudong (China): 142,000 sq. meters, of which 24,000 sq. meters is used for the production for Wireline and Wireless Access activities, the remainder of the site is used mainly for offices and laboratories;

—	site of Calais (France): 79,000 sq. meters, of which 61,000 sq. meters is used for the production of submarine cables;

—	site of Eu (France): 31,000 sq. meters, of which 16,000 sq. meters is used for the production of boards;

—	site of Greenwhich (United Kingdom): 34,000 sq. meters, of which 19,500 sq. meters is used for the production of submarine cables;

—	site of Meriden (United States): 31,000 sq. meters, used for the manufacturing of products for RFS (Radio Frequency Systems);

—	site of Nogales (United States): 28,830 sq. meters, of which 22,000 sq. meters is used for the manufacturing of products for the Wireline and Wireless Access activities.

4

INFORMATION ABOUT THE GROUP

4.4 REAL ESTATE AND EQUIPMENT

RESEARCH AND INNOVATION AND SUPPORT SITES

Country	Site	Ownership
Germany	Stuttgart	Lease
Germany	Nuremberg	Lease
Austria	Vienna	Full ownership
Belgium	Anvers	Lease
Brazil	São Paulo	Full ownership
Canada	Ottawa	Full ownership
China	Shanghai Pudong	Full ownership
Spain	Madrid	Lease
United States	Daly City	Lease
United States	Plano	Full ownership
United States	Naperville	Full ownership
United States	Murray Hill	Full ownership
France	Villarceaux	Lease
France	Vélizy	Lease
France	Colombes	Lease
France	Lannion	Full ownership
France	Paris Headquarters	Lease
France	Orvault	Lease
India	Bangalore	Lease
India	Chennai	Lease
Italy	Vimercate	Lease
Mexico	Cuautitlan Izcalli	Full ownership
Netherlands	Hilversum	Lease
Poland	Bydgoszcz	Full ownership
Romania	Timisoara	Full ownership
United Kingdom	Swindon	Lease
Singapore	Singapore	Lease

The occupation rate of these sites varies between 50 and 100% (average rate is 72%); the space which is not occupied by Alcatel-Lucent is leased to other companies or remains vacant.

4 INFORMATION ABOUT THE GROUP

4.5 MATERIAL CONTRACTS

4.5    MATERIAL CONTRACTS

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

4

4 INFORMATION ABOUT THE GROUP

4.5 MATERIAL CONTRACTS

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1 BUSINESS ORGANIZATION

5    DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1    BUSINESS ORGANIZATION

Strategic Focus. Our strategic vision that we call Application Enablement, launched in 2009, is to improve the Internet or “web” experience of service providers, enterprises and end-users while improving our customers’ return on their investments. To do that, we are working to provide consumers and business users with a rich and more trusted web experience by combining:

—	the speed and creative innovation of the web;

—	the unique capabilities of our customers’ networks - such as quality, security, reliability, billing, privacy, user context (location); and

—	the trusted relationship our customers have with their subscribers.

Our offer is the Alcatel-Lucent High Leverage NetworkTM (HLN) that supports our Application Enablement vision. A High Leverage NetworkTM addresses the key challenge faced by our customers, which is delivering innovative, revenue-generating, value-added services to their customers in a timely fashion while reducing the cost of transporting rapidly growing video and mobile internet traffic on their networks.

A High Leverage NetworkTM is a converged, all-IP (Internet protocol) network that can carry all of the different services that are carried today over a service provider’s multiple networks. It delivers broadband access to users on any device (wired or wireless), and automatically provides whatever bandwidth is needed to deliver the services being used. It has the intelligence to manage traffic while providing the quality of service that is appropriate for each user and each of his services, and to do that at optimum cost. It is suitable for deployment in both emerging markets and the developed world, and in both densely populated and remote areas. It requires state of the art capabilities in IP, Optics, wireless and wireline broadband access - as well as the software and services that together support Application Enablement.

Through Application Enablement, service providers can make their High Leverage NetworkTM available to content and application partners in a managed and controlled way. This approach helps service providers to develop new business models and improve subscriber loyalty with unique and personalized services that help generate more revenue and boost brand value. These services include multi-screen and high-definition video services, application-assured business services and collaborative communication services. We also believe that a High Leverage NetworkTM will help service providers address new market opportunities such as next generation open access fiber networks, cloud computing and machine-to-machine (M2M) communication.

Organization. We organized our business in 2010 as follows:

—	Three operating segments. The three operating segments that align our R&D focus with the High Leverage NetworkTM framework are:

—

Networks - includes four main businesses - IP, Optics, Wireless and Wireline - and provides end-to-end networks and individual network elements that meet the strategic communications needs of fixed, mobile and converged service providers. The Networks group also includes another smaller business, Radio Frequency Systems;

—

Applications - develops and maintains software products for our applications business and consists of a Network applications and an Enterprise applications business. Network applications provides software for service providers to offer new end-user communications and digital entertainment services across any connected device, including landline and mobile phones, smartphones, tablets, PCs, TVs and the Web. The Enterprise business provides voice telephony, data networking technology and call center software (Genesys);

—

Services - designs, integrates, manages and maintains networks worldwide via four divisions – Network and Systems Integration, Managed and Outsourcing Solutions, Multivendor Maintenance, and Product Attached Services.

Networks	Applications	Services
IP	Network Applications	Network & Systems Integration
Optics	Enterprise Applications	Managed & Outsourcing Solutions
Wireless (including RFS)		Multivendor Maintenance
Wireline		Product Attached Services

—

Customer sales organizations. We have three customer-facing regional organizations, the Americas, Asia Pacific, and EMEA (Europe, the Middle East and Africa), that are accountable for serving customers and growing the business profitably. The primary mission of these organizations is to sell and ensure the highest customer satisfaction. The three regions share responsibility for customer-focused activities with separate, dedicated sales teams for our vertically integrated units (submarine systems, radio frequency systems, Genesys and the enterprise marketing organization) and a separate “Strategic Industries” unit;

—

Sales support and operations. We have three organizations designed to sharpen our customer focus and one focused on operations. Our three regionally focused customer sales organizations work very closely with the three divisions of this group: Marketing, Customer Solutions and Sales Support, and Quality Assurance and Customer Care organizations. The Marketing team is focused on understanding customer needs and bringing value propositions to market to meet these needs. The Customer Solutions and Sales Support team provides the pre-sales technical services to support sales - bringing together the right combination of products and services to create the solutions required by customers. These groups provide the link between the product groups’ experts and the regional sales teams’ knowledge of their customers’ needs. The Quality Assurance and Customer Care organization works with the regional organizations and the product groups to insure that our solutions, products and services are of the highest quality and will work seamlessly in our customers’ environments. The global Operations function is focused on our IT and procurement infrastructure, including manufacturing, logistics, supply chain and underlying processes, systems and IT.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1 BUSINESS ORGANIZATION

—

Operating model reorganization. In 2010 we undertook a major reorganization of our operating model involving, among other things, reorganizing roles and responsibilities of legal entities within the Group and reorganizing the contractual arrangements between them as concerns the sale of products and services to customers, with a view to allowing the Group to streamline its operations and processes, reduce multiple inter-company transactions, reduce order fulfilment lead time, reduce general and administrative costs, and improve control over contract execution, thereby improving our efficiency.

For financial information by operating segment (also called business segment) and geographic market, see Note 5 to our consolidated financial statements and Chapter 6 - “Operating and financial review and prospects”, included elsewhere in this document.

5.2    NETWORKS SEGMENT

Globally, end-user demand for high-bandwidth services that are delivered with an enhanced quality of experience is surging. In addition, global market dynamics are dictating that service providers must have the agility to support multiple business models to deliver innovative revenue-generating services. To meet all these challenges, service providers are evolving their networks to a next-generation, all-IP multiservice infrastructure that is fully converged, optimized and scalable. The Networks segment supplies a broad portfolio of products and offerings used by fixed, wireless and converged service providers to address these needs, as well as enterprises and governments for their business critical communications.

The High Leverage Network™ is our vision of how networks need to evolve, leveraging fundamental technology shifts in wireline and wireless broadband access, IP and optics to address evolving networking needs. It allows service providers to address the key challenge of how to simultaneously deliver innovative, revenue-generating services and provide scalable, low-cost bit delivery. It is also a critical enabler of, and the foundation for, our Application Enablement vision. In order to achieve this objective, in 2010 we increased our investment in:

—	Next-generation IP platforms, including mobile backhaul and the Evolved Packet Core (EPC);

—	Content Delivery Networks (CDN);

—

Converged IP/Optical backbone offerings and the first to market 100 Gigabit/second (100G) technology across IP and Optics with 100 Gigabit Ethernet (100GE) interfaces on our Service Routers and single-carrier 100G Wave Division Multiplexing (WDM) on our optical networking equipment;

—	Multi-technology radio access and macro and small cells;

—	An extended and renewed Intelligent Services Access Manager (ISAM) family (fixed access platform) for high-speed broadband access including copper- and fiber-based access;

—

Next-generation copper and fiber access innovations with first market trials of Very high speed Digital Subscriber Line (VDSL) bonding, vectoring or “Phantom Mode” and 10G symmetrical Gigabit Passive Optical Network (GPON);

—	Converged network management;

—	A portfolio of services to help service providers migrate to a High Leverage Network™.

In 2010, our Networks segment revenues were €9,643 million including intersegment revenues and €9,603 million excluding intersegment revenues, representing 60% of our total revenues.

INTERNET PROTOCOL

Our portfolio of third generation IP routers and switches is designed to support IP-based applications and services while helping service providers monetize their network investment and reduce customer churn. Leveraging our silicon innovation in delivering the world’s first 100 Gigabit per second network processor, we were the first to announce and commercially deliver a 100 Gigabit Ethernet interface, which is a leading-edge technology that helps service providers deliver data and voice at the highest speeds without compromising quality of service.

Our IP portfolio consists of four product families that deliver multiple services - including broadband triple play for residential customers; Ethernet and IP Virtual Private Network (VPN) services for Enterprise customers; and wireless 2G, 3G and LTE broadband services for mobile operators. The main product families are:

—

Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) service routers. These products direct traffic within and between carriers’ national and international networks to enable delivery of a broad range of IP-based services (including Internet access, Internet Protocol TV (IPTV), Voice over IP (VoIP), mobile phone and data, and managed Enterprise VPN services) on a single common network infrastructure with superior performance, with application intelligence, and with scalability (i.e. the simultaneous support of many diverse types of traffic and customers);

—

Carrier Ethernet service switches. These switches enable carriers to deliver residential, business and wireless services more cost-effectively than traditional methods due to their higher capacity and performance. These products are mainly used in metropolitan area networks;

—	Multi-service wide-area-network (or MS WAN) switches. These switches enable fixed line and wireless carriers to transition their existing networks to support newer technologies and services; and

—

Content Delivery Network (CDN) appliances. These devices distribute and cache (store) web and video content. They align with and support our High Leverage NetworkTM strategy by delivering a wide variety of video and other content to businesses and consumers in more cost-effective ways, as well as providing opportunities for new business relationships between service providers and content providers.

The applicability of our service router and switch portfolio continues to expand to meet the needs of service providers:

—	Service router functionality continues to evolve to minimize cost per bit while enabling new revenue generating services and applications. This is the fundamental premise of a High Leverage NetworkTM;

—

With the migration to all-IP wireless networks underway, the service router plays a key role in the Evolved Packet Core (EPC) within the fourth generation LTE wireless architecture, providing wireless data services and Internet access for devices such as smartphones, tablets and netbooks;

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

—

Our Converged Backbone Transformation Solution increases the communication and collaboration between the traditionally independent IP and optical layers of the network by tightly integrating IP and optical network elements as well as network management and control layers;

—	Deep packet inspection (DPI) technology allows service providers to deliver enhanced application-aware services to Enterprise customers and to broadband customers.

Our IP/MPLS and Carrier Ethernet products are designed to facilitate the development and availability of applications for the more participatory and interactive Web 2.0 business and consumer services. These products offer carriers the opportunity to increase the profitability of their fixed and mobile networks and services without relying on subscriber growth alone. The products make it possible for service providers to offer and deliver quality services.

Our service routers and Carrier Ethernet service switches share a single network management system that provides consistency of features, quality of service, and operations, administration and maintenance capabilities from the network core to the customer edge. These capabilities are critical as carriers transform their networks to support new Internet-based services. Our service routers are particularly well suited to deliver complex services to business, residential and mobile end-users, ensuring the high capacity, reliability and quality of service required to support HDTV channels, voice calls and high bandwidth Internet access. Our IP/MPLS service routers and Carrier Ethernet service switches are often used in conjunction with our DSL and GPON (Gigabit Passive Optical Network) access products to deliver these newer triple-play services, or with our wireless access products to deliver LTE solutions, or with our DWDM (Dense Wave Division Multiplexing) and optical switching products to deliver converged backbone transformation solutions for optimizing IP transport.

OPTICS

Our Optics division designs and markets equipment for the long distance transportation of data over fiber optic connections via land (terrestrial) and under sea (submarine), as well as for short distances in metropolitan and regional areas. Our leading transport portfolio also includes our microwave wireless transmission equipment.

Terrestrial optics

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

As a leader in optical networking, we play a key role in the transformation of optical transport networks within a High Leverage NetworkTM. Our wavelength-division multiplexing (WDM) products address a variety of markets, from the enterprise to the ultra-long-haul, to meet service provider requirements for cost-effective, scalable networks that can handle their increased data networking needs. Our WDM product portfolio is based on the “Zero Touch Photonics” approach which eliminates the need for frequent on-site configuration and provisioning. Our WDM products allow operators to solve bandwidth bottlenecks, while offering the lowest cost per transported bit. This new approach facilitates the design and installation of a more flexible WDM network that is easier to operate, manage and monitor.

In 2010, the Terrestrial optics unit focused its R&D efforts on:

—

photonic portfolio performances and features, including the commercial launch of our next-generation 100 Gigabit per second technology and other transmission capabilities that allow service providers to more efficiently transport increasing volumes of IP-based traffic;

—	traffic aggregation, where our new packet optical transport technology facilitates the migration to all-IP by aggregating multiple types of traffic including legacy and IP-based;

—	next-generation optical switching, where our intelligent switches maximize the efficient utilization of network resources;

—

our Converged Backbone Transformation Solution, that increases the integration and collaboration between the optical and IP layers of the network, helping service providers optimize their transport infrastructure to profitably meet the growing demands of multimedia traffic growth.

These products and technologies provide cost-effective, managed platforms that support different services and are suitable for many different network configurations.

Submarine

We are an industry leader in the development, manufacturing, installation and management of undersea telecommunications cable networks. Our submarine cable networks can connect continents (using optical amplification required over long distances), a mainland and an island, several islands together, or many points along a coast. This market is characterized by relatively few large contracts that often require more than one year to complete. Projects are currently concentrated on links between Europe and India, West and East Africa, the Mediterranean and Southeast Asia, as well as around the Indian sub-continent. In addition to new cable systems, this market also includes significant activity upgrading existing submarine networks - e.g. in Latin America - as our service provider customers add capacity in response to surging broadband traffic volumes.

Wireless transmission

We offer a comprehensive portfolio of point-to-point microwave radio products meeting both European telecommunications standards (or ETSI) and American standards-based (or ANSI) requirements. These products include high, medium and low capacity microwave transmission systems for mobile backhaul applications, fixed broadband access applications, and private applications in markets like digital television broadcasting, defense and security, energy and utilities. As a complement to optical fiber and other wireline systems, our portfolio of wireless transmission equipment supports a full range of network/radio configurations, network interfaces and frequency bands with high spectral efficiency.

In 2010, the Wireless Transmission unit focused its R&D efforts on:

—	next-generation packet microwave radio links, which allow service providers to quickly and efficiently adapt their networks in line with IP traffic and service growth;

—

our mobile backhaul solution, where the combination of packet-based wireless transmission with IP networking provides an effective tool for service providers to evolve from 2G to 3G/4G mobile networks.

In the wireless transmission market, we maintained our leadership in the long haul segment and we gained a leadership position in the growing packet microwave segment.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

WIRELESS

Our “Wireless All Around” message developed in 2010 describes how our unique combination of wireless and IP products, services expertise and experience are key differentiators for today’s mobile operator challenges. We believe we possess the cross-domain experience, credibility, capabilities and portfolio to migrate operators to an all-IP wireless infrastructure that helps customers meet the increasing demands of mobile broadband devices as they move to an all-IP 4G/LTE (Long Term Evolution) infrastructure that does not compromise their 2G/3G revenue streams.

CDMA

Our CDMA strategy is focused on maintaining our installed base by delivering quality, capacity and OA&M (operations, administration and management) improvements while we position ourselves to migrate our customers to LTE (Long Term Evolution). In 2010, we continued to focus on our customers’ total cost of ownership with products that can reduce capital expenditures and operating expenses. For example, high-efficiency amplifiers can reduce base station power consumption by up to 60%. We are also aggressively deploying LTE-ready products that support EV-DO growth with enhanced system capacity, reliability and performance. These enhancements provide an evolution to LTE for operators with an embedded base of our 3G technology, allowing them to reuse base station assets, while at the same time minimizing the footprint and improving the power efficiency of the products. This reinforces our commitment to eco-sustainability.

The current version of CDMA technology, known as 1X EV-DO Revision A, enables operators to offer two-way, real-time, high-speed data applications such as VoIP (Voice over Internet Protocol), mobile video, push-to-talk and push-to-multimedia. The next enhancement, Revision B, increases throughput performance with minimal upgrades. We are offering EV-DO Rev B upgrades to our customers so they can compete with the latest upgrades offered by their WCDMA-based competitors. Skylink (in Russia) and China Telecom are deploying our EVDO Rev B technology.

GSM

We develop mobile radio products for the second generation (or 2G) GSM (or Global System for Mobile communications) standard, including GPRS/EDGE (or General Packet Radio Service / Enhanced Data Rates for GSM Evolution) technology upgrades to that standard. As part of our multi-technology or multi-mode strategy, our GSM radio products also support 3G and 4G technologies to allow a smooth network evolution at minimum cost. While GSM is a mature technology, operators in emerging markets, such as China and India, continue to add capacity to accommodate subscriber growth.

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

As part of our innovation program, we are active in the “Green” base station market with products powered by renewable energy sources. We have already deployed more than 400 solar-powered base stations worldwide, including base stations powered by two alternative energy sources, wind and solar. Moreover, we have deployed radio base stations designed to blend into the urban environment. These so-called “camouflage radio base stations” can be located in cities and help reduce visual pollution by blending into the city’s skyline.

W-CDMA

Wideband Code Division Multiple Access, referred to as W-CDMA or Universal Mobile Telephone Communications Systems (UMTS), is the third generation wireless technology derived from the GSM standard deployed worldwide. The focus on W-CDMA and other 3G wireless technologies has increased along with increasing end-user demand for mobile broadband capabilities because pre-3G technologies have an extremely limited broadband data capability. Growing demand for mobile broadband has driven increased investment in 3G networks so that our service provider customers can offer new mobile high-speed data capabilities to end-users.

In 2010, W-CDMA infrastructure spending was particularly strong in the U.S. where mobile broadband, mobile Internet and mobile video have become very popular services. The original iPhone® phenomenon now extends to a broader array of smartphones, which offer easy access to user-friendly applications that drive strong demand for W-CDMA’s mobile broadband capabilities. The recent introduction of High Speed Packet Access (HSPA) and HSPA+ (the latest evolutions of W-CDMA technology) on networks and devices has led to significant increases in data speeds available to broadband devices.

We are a key supplier of some of the W-CDMA networks carrying the highest amount of traffic in the world, including AT&T in the U.S., networks in Korea and China Unicom in China. Our portfolio strategy is based on improving network capacity while reducing total cost of ownership, consistent with our High Leverage NetworkTM concept. For example, our multi-technology and multi-carrier radio modules are key components of our converged RAN (radio access network) solution that allows for a smooth technology evolution to LTE.

TD-SCDMA

We have an alliance with Datang Mobile to foster the development of the TD-SCDMA (or Time Division-Synchronized Code Division Multiple Access) 3G mobile standard in China, where we deployed trial TD-SCDMA networks starting in 2006. In 2008, we were awarded the phase II trial of the TD-SCDMA network for China Mobile, leveraging our experience accumulated in the first phase that started in early 2007. In 2009, we were selected, along with Datang Mobile, by China Mobile for deployment of its phase III TD-SCDMA mobile networks in 11 provinces. In 2010, we continued to work with China Mobile as it continued its massive TD-SCDMA rollout (phase IV) to expand 3G coverage across China, with the networks covering 339 Chinese cities.

LTE (Long-Term Evolution)

Fuelled by the proliferation of 3G-enabled devices, the increasing number of multimedia applications and the resulting surge of mobile broadband data traffic, the market for LTE, or fourth-generation wireless, is materializing faster than originally predicted. The first commercially available LTE networks are now up and running, several large new

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

commercial deployments were announced in 2010, and there are also a significant number of service providers who are participating in trials of this technology. LTE offers service providers a highly compelling evolution path from all existing networks (GSM, W-CDMA, CDMA or WiMAX) by simplifying the radio access network and converging on a common IP base, leading to better network performance and a lower cost per bit. LTE creates an environment in which consumers will be able to use wireless networks to access high-bandwidth content at optimal cost, enabling a new generation of affordable services.

We are focusing our LTE R&D spending on a differentiating, end-to-end all-IP wireless offering that includes our converged RAN (radio access network), mobile backhaul that supports 2G, 3G and 4G/LTE traffic, a high-performing evolved packet core and a full set of differentiating 4G/LTE services and applications. In the converged RAN, with the launch of our multi-carrier, multi-technology radio modules that are based on Software Defined Radio (SDR) technology, we can offer operators a seamless transition from 2G/3G to 4G/LTE. Also included in our RAN offering is our small cell femto product which provides low powered, plug-and-play radio access nodes for the home, the enterprise or in neighborhood public areas. Small cells benefit 4G/LTE and 3G deployments by improving indoor or outdoor coverage to increase capacity and offload traffic, while ensuring collaboration with macro cells. As for services, we founded the ngConnect Program to link operators with a broad coalition of device, content and application partners committed to the development and rapid deployment of new services based on LTE and other high bandwidth technologies. Finally, we are leveraging our strong IP transformation skills in assisting our customers with their evolution towards an all-IP LTE network.

We have entered into contracts to deploy commercial LTE networks with 12 operators worldwide, including Verizon Wireless (which includes RAN, an evolved packet core network (EPC), and IMS) and AT&T. We currently have more than 60 LTE trials or commercial agreements underway, and in many cases we are engaged in multiple trials with a single operator, covering different geographies, frequencies and applications.

In 2010, we met Verizon’s aggressive LTE rollout plan, and Verizon’s commercial LTE network went live in 38 cities, reaching 110 million people, making it the first large-scale commercial LTE network worldwide.

RFS (Radio Frequency Systems)

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

WIRELINE

Fixed access

We are the worldwide leader in the fixed broadband access market, supporting the largest mass deployments of video, voice and data services. According to Dell’Oro (December 2010), we are the largest global supplier of digital subscriber line (or DSL) technology, with 39% of global DSL revenues, and the largest global supplier of Gigabit Passive Optical Networking (or GPON) technology, with 32% of global port shipments (for central office and subscriber premise GPON equipment combined). Today, one out of three fixed broadband subscribers around the world is served through one of our access networks. Our global installed base now includes more than 220 million DSL lines and more than 1.7 million GPON end-user connections. Alcatel-Lucent’s fixed access customers include leading global service providers as well as utility companies and municipalities. We are present in most major GPON deployments worldwide, including 100+ fiber-to-the-home (FTTH) projects, more than 86 of which are GPON-based.

With the wireline broadband access market largely built out in developed economies, growth in the fixed access market today is driven by the increased penetration of broadband in developing economies, such as China and India, by the DSL technology evolution, and by the technology migration to fiber-based broadband access. Triple play offerings (high speed Internet, Internet-based telephony and TV) by service providers are also driving the market. These enhanced services require increased bandwidth delivered to the end-user over copper telephone lines and optical fiber. The continuing evolution of our DSL technology allows operators to fully leverage their existing copper-based networks as they accommodate surging growth in applications and the broadband traffic they generate. For example, there are very high-speed variants of DSL that are being deployed or demonstrated today (including VDSL where, according to Dell’Oro, we have a 52% share of the market). Similarly, in fiber access, we have successfully demonstrated the next generation of GPON technology, 10Gbps GPON, in a symmetric configuration with two major carriers in North America and Europe.

Our family of IP-based fixed access products provides support for both copper- and fiber-based broadband access. These products allow customers to extend DSL and fiber to end users’ premises or to use them in highly optimized combinations. To meet the needs of carriers that want to deploy both fiber and copper on the same platform, we have introduced an upgrade to our current family of IP-based access products that supports both, simultaneously. Our fixed access solutions allow carriers to offer triple-play services over a single access line. Our carrier customers are offering both residential and business customers multiple services such as a large number of broadcast channels, video on demand, HDTV, VoIP (or Voice over IP), high speed Internet, and business access services. For our carrier customers, these offerings add new revenue streams although they want to provide them at the lowest possible cost. The flexibility of our products enables cost optimized deployment in all customer settings: urban, suburban and rural.

IMS/NGN

We offer products that extend from legacy switching systems to IP multimedia subsystem (IMS) solutions for fixed, mobile, and converged operators. We have deployed our NGN (next-generation network) products in more than 170 fixed NGN networks, and we have provided the core network for more than 66 full IMS fixed and mobile networks.

Carriers have expressed a strong desire to migrate their embedded base with products that are scalable, beginning with basic voice services and growing into video, social communication, and enriched multimedia services enabled by IMS. Using our IMS architecture, operators can differentiate the services they offer their end-users with quality of service controls and deliver new services that go beyond simple voice and Internet usage. Our IMS offering was one of the first to reach commercial deployment, and is designed to meet a diverse set of network objectives. Typically, those objectives include the provisioning of services that range from consumer and business VoIP, to enhanced and multimedia communications services, as well as the replacement of legacy central office switches. Our IMS technology is flexible and scalable enough to be deployed in various configurations across different geographies and network types – fixed, mobile, converged, and cable.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.3 APPLICATIONS SEGMENT

We achieve these objectives by delivering a single set of software assets that are highly scalable and secure. Our IMS products work across all types of access networks (wireline and wireless) and all network technologies. Our IMS portfolio can be deployed in either a distributed or integrated configuration. In either case, the same software supports both traditional POTS (plain old telephone service) and IP endpoints. The integrated product is packaged within a single hardware platform (or server) while the distributed product is packaged based on a customer’s business needs and network topology (multiple chassis). As an added capability, the product elements can be located in different sites (geo-redundancy) for high reliability.

5.3    APPLICATIONS SEGMENT

OVERVIEW

The Applications segment develops software-based applications and solutions that contribute to the enrichment of the personal communications experience for end-users. Our global customers include over 300 service providers and more than 40% of the companies included in the Fortune 500. The Applications group is divided into two businesses – Enterprise Applications and Network Applications. The Enterprise Applications business includes our IP-based communications and collaboration applications for enterprises, including the Genesys contact center business. The Network Applications business develops applications used by service providers to deliver a variety of services to their customers, and also includes Motive, which provides software for service providers to remotely manage their customers’ at-home networks, networked devices and broadband and mobile data services.

The Applications segment is investing resources in:

—	next generation collaboration and communications systems offered by our Enterprise Applications division;

—	customer contact, customer engagement and service management areas addressed by our Genesys and Motive businesses;

—

carrier applications such as enriched communication and messaging, next-generation telephony, digital media and multi-screen delivery of content and personalized advertising, device agnostic location based address book services;

—	technologies such as Long Term Evolution (LTE), IMS (IP multimedia subsystem), and Application Enablement.

In 2010, our Applications segment revenues were €1,979 million including intersegment revenues and €1,917 million excluding intersegment revenues, representing 12% of our total revenues.

ENTERPRISE APPLICATIONS

Our enterprise applications group provides software, hardware and services that interconnect a business enterprise’s networks, people, processes and knowledge. We refer to this interconnected enterprise as “The Dynamic Enterprise”, where communication and networking systems and collaboration applications optimize productivity and customer satisfaction.

We serve global companies with large-scale, global projects that can provide remote access to resources across sites and locations, consolidate infrastructure and data centers, and transform processes across the enterprise. Our largest customers include a wide range of enterprises, service providers, and public sector entities. For small and medium-sized business, we offer unique ‘all in one’ solutions designed to simplify deployments and operations for today’s communications needs. Our systems can be deployed in different ways: customer premise-based, hosted, managed service, outsourced or hybrid models. We market our products through a combination of direct and indirect sales channels, including some of the largest service providers, and through third-party businesses (including developers and integrators). A network of over 2,100 business partners helps us support our global customer base.

The group’s portfolio includes:

—

Unified Communication & Collaboration: Fixed and mobile unified communications software and products that integrate communications networks with in-house data, systems and business process platforms to provide anytime, anywhere access to business data across the enterprise.

—	Communications products (Telephony and Devices) for the enterprise to converge voice and data over fixed and mobile communication applications;

—

Network Infrastructure: A broad portfolio of products spanning the Ethernet local area network (or LAN), the wireless LAN, access networks and wide area networks to integrated security solutions and network management;

—

Carrier-grade portfolio for large customers in a wide range of vertical markets that we call Strategic Industries - such as energy, transportation and the public sector - that require complex communications networks;

—	Comprehensive project management and professional services offerings for large enterprises, carriers and customers in a wide range of vertical markets.

Also included in our enterprise applications business is the Genesys contact center business. Genesys is the market leader in contact centers worldwide and is a leading provider of the software used by enterprises and service providers to manage all aspects of their interaction with their customers through the Web, by phone or other mobile device. Genesys software connects customers with resources from across the organization (including self-service and assisted-service capabilities) to efficiently fulfill customer requests and meet customer care goals. The contact center market includes inbound call routing (automatic call distributors and computer telephony integration that links the contact center with other in-house data systems), inbound and outbound interactive voice response systems and quality monitoring systems. Genesys software directs more than 100 million customer interactions daily for 4,000 companies and government agencies in 80 countries, including market leaders in 28 industries.

Key areas of focus in 2010 included:

—

Open standards: During 2010, we continued to enhance our voice and data platforms to support open standards. We are specifically focused on Session Initiation Protocol (SIP), the dominant signaling protocol, or standard, used to control IP-based multimedia communications, in support of our Application Enablement vision. In addition, because our Unified Communication suite is standards-based, it can be easily integrated with 3rd party software;

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.3 APPLICATIONS SEGMENT

—

Unified Communications: in 2010 we launched the Alcatel Lucent Multimodal Companion application, a comprehensive, integrated unified communications and collaboration (UCC) system designed specifically for small and medium sized businesses (SMBs). This product provides office communication and information exchange capabilities to employees wherever they are;

—

Mid Size Enterprises: in 2010, we continued to focus on mid-size enterprises with an enhanced version of the Business Integrated Communications Solution (BiCS). BiCS provides a pre-integrated, sophisticated, rich unified communications capability;

—

Devices: in 2010 we announced the future launch of MyIC Phone, a new smart desk phone that combines the capabilities of a smartphone (design, multimedia capabilities, tactile response, etc.) with the reliability and availability of a desk phone;

—

Application Enablement: In 2010 we enhanced our Alcatel-Lucent Application Partner Program (AAPP) to better engage the developer community in support of our Application Enablement strategy. The AAPP includes 220 certified applications and 300 registered companies that develop communication applications for our Enterprise business;

—

Network Infrastructure: In 2010 we announced the “Application Fluent Network”, which is our vision of network infrastructure that is optimized to deliver applications across the enterprise. It is consistent with our Application Enablement strategy and delivers the interconnectivity that underlies the Dynamic Enterprise. In 2010, we also released the OmniSwitch™ 10K, the latest addition to our OmniSwitch LAN switching portfolio, and the first of a generation of networking infrastructure offerings that exemplify the Application Fluent Network vision.

Looking ahead, our strategic alliance with Hewlett-Packard (HP) and video-based applications will drive growth in this business. Video applications will include HD (high-definition) video on the desktop, affordable video-conferencing and video-based collaboration. The HP alliance includes a joint go-to-market program that will integrate our enterprise products and applications - including IP telephony, unified communications, mobility, security and contact centers - with HP’s IT solutions. The joint solutions will be sold to mid- and large-size enterprises and public sector organizations through the extensive network of HP resellers or as a managed service supported by both companies’ capabilities.

NETWORK APPLICATIONS

Our network applications group provides software and systems that allow service providers to offer new end-user communications and digital entertainment services across any connected device - including mobile phones, PCs, TVs, and the Web - and to improve their customers’ experience by streamlining service activation and customer care. The network applications software portfolio focuses on three areas - managing the consumer experience, network enablers and the creation of new services. Network Applications includes:

—	the Subscriber Data Management portfolio provides information about end-user location, preferences, billing, etc., that can be used to create personalized services;

—

the Digital Media and Unified Communications portfolios allow service providers to launch a wide variety of new applications that combine capabilities such as video, advertising, next generation messaging, and IP-based communications into new offerings;

—	the Payment portfolio includes real-time rating, charging, billing and payment applications for voice and data services;
—

the Motive portfolio of customer experience management solutions for fixed, mobile, cable and satellite operators. Motive software makes it easier for communications providers to offer, activate, support and manage a wide range of high-speed Internet, VoIP, video, mobile and converged services. Motive software gives communications providers the tools they need to help customers set up and manage their home and mobile devices and services;

—

the Application Enablement portfolio includes our Application Exposure Suite, which allows service providers to securely open their networks to provide key customer-specific information such as subscriber location, service preferences and connection guarantees to application developers and content providers in order to speed the development of new innovative services. We also enhanced our Application Enablement portfolio with two acquisitions in 2010: ProgrammableWeb is a well-known repository for web APIs (Application Programming Interfaces), and OpenPlug provides cross-platform mobile software development tools.

Key areas of focus in 2010 included:

—	Digital Media Store: In 2010 we launched the Digital Media Store, a multicontent digital storefront that allows service providers to deliver content to end-users;

—

Mobile Marketing: Launched in 2010, Optism™ is a permission-based mobile marketing solution that allows mobile operators to offer advertisers interactive, permission- and preference-based options for delivering ads, exclusive offers, promotions, etc. on a mobile handset;

—

Mobile Wallet/Mobile Payment: Also launched in 2010, Alcatel-Lucent’s Mobile Wallet Service (MWS) allows the mobile operator to leverage its secure network to deliver a mobile payment capability via a mobile handset. It includes consumer applications such as person to person payment, remote ticketing, proximity payment and mobile commerce with the flexibility to scale based on consumer demand;

—	Application Enablement: In 2010 we also launched Alcatel-Lucent’s Application Exposure Suite to facilitate the development of new services by third-party application developers and content providers.

—

Subscriber Data Management: Our increased focus on subscriber data management is being driven by the new personalized services made possible by 3G and 4G wireless networks, that leverage deep customer profiles for personalization and customization;

—

Unified Communications: Building on our multimedia communications capabilities, in 2010, we continued to improve the unified communications experience by leveraging and refining the capabilities of our rich communication and unified messaging products to deliver seamless and intuitive voice, video and messaging applications across fixed, mobile, and enterprise networks;

—

Mobility and Cable: The evolution to 3G and 4G LTE wireless and new device management standards for cable operators enhance the market opportunity for our Motive device and service management capabilities in those sectors.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.4 SERVICES SEGMENT

5.4    SERVICES SEGMENT

Our Services segment is focused on helping our service provider and vertical industry customers realize the full potential of media, IT and telecommunications services and technologies, and ensuring they support their respective business strategies as cost-effectively as possible. These services address the full lifecycle of our customers’ networks and operations, and encompass business consulting, systems design and integration, maintenance and managed services, as well as new and emerging revenue opportunities, such as supporting customers’ ambitions in meeting environmental sustainability targets.

The Services mission statement is to be a partner and trusted advisor to its customers throughout their transformation projects, supporting them as they migrate their networks, organizations, business processes and customers from legacy technology and platforms to the IP world.

Services offerings are organized around the four areas where we believe our customers can most benefit from our multi-vendor IT/telecommunications practices:

—	network and systems integration

—	managed and outsourcing solutions

—	multi-vendor maintenance

—	product-attached services

Within the Network and Systems Integration (NSI) organization, our business and technology industry experts consult with and support our customers through their transformation from legacy to IP platforms. The IP network transformation services within NSI include IT/Telecom Systems (including operations support, business support and customer relationship management systems), multimedia, network design, integration and optimization services.

Our IP Transformation Centers located in Antwerp (Belgium), Murray Hill (USA), Chennai (India) and Singapore allow our customers to robustly test their target network in a live, multi-vendor environment, thereby minimizing risk and shortening time-to-market. Our Migration Operation Centers in Poland, Turkey and India allow the migration of data or subscribers around the globe. Our IP network transformation services also support the evolution of our customers to a High Leverage NetworkTM.

Our NSI consultants also assist customers in the deployment of multimedia services and networks, such as next generation interactive TV; the design, migration and roll-out of 2G/3G/4G wireless networks; mobile backhaul; and environmental sustainability, work that includes the deployment of base stations powered by solar and wind energy. Due to our expertise, we believe our NSI customers benefit from reduced time required to bring new services to market, streamlined and enhanced operational processes, and the ability to integrate their new service delivery platforms with their operational and business support systems. We offer a combination of network and IT expertise, and we continue to invest in our tools and process.

Managed Services consists of a wide range of outsourced network operations, including the migration of service providers’ customers from legacy platforms to new IP platforms. These services reduce our clients’ operating expenses, enhance network reliability and manage the quality of the end-user experience. Managed services provide a seamless (for the end-user) transition to an outsourced environment utilizing a standard set of tools and other resources (technology and people) to manage our customers’ networks. These functions can be performed at our own network operations centers, at our four IP Transformation Centers, or at the customer’s own network operations center. For example, in March 2010 we started a five-year partnership focused on the end-to-end strategic transformation of VIVACOM’s fixed and mobile network throughout Bulgaria. Through partnering with Alcatel-Lucent to outsource its network operations, VIVACOM will be able to concentrate on its core business, reduce its operating expenses and ensure increased network quality. This relationship also ensures the development and fast deployment of new user-oriented services and solutions. In July 2010, we also embarked on a 10-year contract with the Federal Agency for Digital Radio of Security Authorities and Organisations (BDBOS) to operate the digital voice and data communication system for all security authorities and organizations within Germany. The BDBOS digital radio network, expected to have some 500,000 users, is considered to be the largest of its kind in the world.

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

Product-attached services include network build and implementation (NBI) and maintenance services for our equipment and systems. Our NBI services support networks of all sizes and complexity regardless of whether they are wireless, wireline or converged. These activities are carried out by our own global workforce, supplemented by a network of qualified partners who ensure that our customers’ new networks are delivered cost-effectively and with minimum risk.

In 2010, our services segment revenues were €3,743 million including intersegment revenues and €3,733 million excluding intersegment revenues, representing 23% of our total revenues.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.5 MARKETING AND DISTRIBUTION OF OUR PRODUCTS

5.5    MARKETING AND DISTRIBUTION OF OUR PRODUCTS

We sell substantially all of our products and services to the world’s largest telecommunications service providers through our direct sales force. In some countries, like China for example, our direct sales force may operate in joint ventures with local partners, or we may use indirect channels. For sales to Tier 2 and Tier 3 service providers, we use our direct sales force and value-added resellers. Our three regionally focused sales organizations have primary responsibility for all customer-focused activities, and share that responsibility with the sales teams at certain integrated units such as submarine systems, radio frequency systems, Genesys and the Strategic Industries piece of our enterprise business. Our enterprise communications products are sold through channel partners and distributors that are supported by our direct sales force. We also jointly market, with HP, our enterprise products and applications with their IT solutions.

Our three regionally focused sales organizations work very closely with our Marketing, Customer Solutions and Sales Support, and Quality Assurance and Customer Care organizations. The Marketing team is focused on understanding customer needs and bringing value propositions to market to meet these needs. The Customer Solutions and Sales Support team provides the pre-sales technical services to support sales, bringing together the right combination of products and services to create the solutions required by customers. These groups provide the link between the business groups’ experts and the regional sales teams’ knowledge of their customers’ needs. Our Quality Assurance and Customer Care organization is dedicated to insuring that our solutions, products, and services are of the highest quality and will work seamlessly and reliably in our customers’ networks.

5.6    COMPETITION

We have one of the broadest portfolios of product and services offerings in the telecommunications equipment and related services market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco Systems, Ericsson, Fujitsu, Huawei, ZTE and Nokia Siemens Networks (NSN). Some of our competitors, such as Ericsson, NSN and Huawei, compete across many of our product lines while others - including a number of smaller companies - compete in one segment or another. In recent years, consolidation has reduced the number of networking equipment vendors, and the list of our competitors may continue to change as the intensely competitive environment drives more consolidation. However, it is too early to predict the changes that may occur.

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

Consolidation also allows some vendors to enter new markets with acquired technology and capabilities, effectively backed by their size, relationships and resources. In addition, carrier consolidation is continuing in both developed and emerging markets, resulting in fewer customers overall. In areas where capital expenditures remain under pressure, the competitive impact of a smaller set of customers may be compounded. Most vendors are also targeting the same set of the world’s largest service providers because they account for the bulk of carrier spending for new equipment. Competition is also accelerating around IP network technologies as carriers continue to shift capital to areas that support the migration to next-generation networks. Furthermore, competitors providing low-priced products and services from Asia are gaining significant market share worldwide. They have been gaining share both in developed markets and in emerging markets, which account for a growing share of the overall market and which are particularly well-suited for those vendors’ low-cost, basic communications offerings. As a result, we continue to operate in an environment of intensely competitive pricing.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.7 TECHNOLOGY, RESEARCH AND DEVELOPMENT

5.7    TECHNOLOGY, RESEARCH AND DEVELOPMENT

We place a priority on research and development because innovation creates technologies and products that can differentiate us from our competitors and can potentially generate new sources of revenue. Research is undertaken by Bell Labs, our research arm. Bell Labs has dedicated researchers working at eight research centers around the globe: USA, France, Belgium, Germany, Ireland, India, China and South Korea. The respective business units build on the research assets developed by Bell Labs to enhance products and systems across our portfolio. Some of the new technologies and products that were developed at Bell Labs and brought to market in 2010 include:

—	The Alcatel-Lucent 1870 Transport Tera Switch (TTS) is an optical core switching platform that provides network operators with the flexibility to transport IP traffic, including video, at the most cost-effective layer of the network.

—	The Alcatel-Lucent 9100 Multi-Standard Base Station with MC-TRX (a converged radio module) lets mobile service providers smoothly support any mix of radio access technologies.

—	The 9360 Alcatel-Lucent Small Cell system is a carrier-grade, fully integrated end-to-end wireless access system specifically designed to improve in-building coverage.

—	New GPON-based optical network terminals (ONTs) that serve as the customer-premise-based fiber end-point in the deployment of fiber to the premise (FTTP).

—	Advanced Multimedia Solutions that allow people in any location to seamlessly access multimedia content by unifying the delivery of video, TV, and multimedia to any connected device - TV, PC or mobile phone.

—	The Alcatel-Lucent Mobile Wallet Service (MWS) leverages an operator’s network assets to deliver handset-based mobile payment services such as person to person payment, remote ticketing, proximity payment and mobile (m)-commerce.

—	100G Optical Transport technology, the first commercially available solution to carry 100 Gigabits per second on a single wavelength using “next-generation coherent” technology that readily integrates into existing networks.

—	The Traffic Sensing Solution, a key element of our Smart City initiative, combines Bell Labs-developed algorithms with sensing software that detects, tracks and analyzes in-vehicle wireless signals to formulate traffic management solutions.

—	In 2010 there was a new focus on commercializing an existing R&D asset. The Wireless Strategy Optimizer is a Bell Labs-developed network modeling tool that analyzes a service provider’s operations and determines the most effective network evolution options for a service provider to evolve its network, reduce costs, and increase revenue.

RESEARCH

In addition to the new products and technologies brought to market, in 2010 Bell Labs continued to achieve technology breakthroughs across a wide range of disciplines - from enterprise solutions for eHealthcare, to “green” research in eco-sustainable technologies, to Web 3.0 research for social/work platforms, to new breakthroughs in optical networking and applications for service providers. We focus our R&D efforts on wireline and wireless technologies (LTE), network computing, optical networking, IP routing, end-user applications and services. Specific examples of ongoing projects include:

—

Immersive Communication: allows those in geographically diverse locations to communicate and interact with one another as if they were in the same location, with potential applications in low-cost videoconferencing.

—

Cloud Computing: a solution whereby applications are moved from a fixed set of local resources (i.e., the desktop computer) to a network of shared servers with dynamically allocated resources that are delivered via the network or the “cloud”.

—

Wireless Evolution: we have significantly increased our R&D emphasis on the evolution of mobile infrastructure, and on Long Term Evolution (or LTE) wireless technology, as momentum in the market builds behind this next-generation technology.

—

Optical Networking: in addition to the 100G optical transmission technology we commercialized, in 2010 we continued to make strides toward even higher capacity optical systems, including field transmission trials of optical signals carrying 400 Gigabits per second.

—

Broadband wireline access: this area includes various technologies that boost transmission speeds over existing copper lines. Some, like pair bonding, are now commercially available and others, like vectoring and “DSL Phantom Mode” are still under development. These technologies allow service providers to maximize the capability of their existing copper infrastructure - widely deployed around the world - to satisfy growing demand for bandwidth services.

OPEN INNOVATION

In 2010, we took a number of initiatives to further strengthen the innovation culture within our company, as well as advance “open” innovation programs that engage third parties in generating and exploiting new market opportunities.

Internally, we continued the “Entrepreneurial Boot Camp”, a program designed to encourage employees to develop innovative ideas into comprehensive business plans and ultimately, new products, solutions or services.

Externally, Bell Labs and partners continued to explore new products and systems with advanced technologies. For example:

—	Bell Labs and the University of Pittsburgh Medical Center entered a joint venture to develop a “telemedicine solution.”

—

Bell Labs, the University of Melbourne and the Victoria State Government joined together to launch the “Bell Labs and University of Melbourne Center for Energy Efficient Telecommunications”, for developing energy-efficient telecommunications networks.

—	Bell Labs and the Irish Government renewed their collaboration in joint technology and innovation, with a focus on telecommunications, supply chain and the environment.

—	Bell Labs and Nile University agreed to conduct joint research in wireless technologies.

To extend our collaborative relationships, Bell Labs has also adopted an even broader approach to business partnerships. New projects with multiple participants include:

—

GreenTouch: in January 2010, Bell Labs initiated the GreenTouch™ global consortium to create the technologies needed to make communications networks 1,000 times more energy efficient than they are today.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.7 TECHNOLOGY, RESEARCH AND DEVELOPMENT

—

EARTH (Energy Aware Radio and neTwork technologies): In April 2010, Bell Labs and 15 leading European telecommunications industry players and academic institutions launched the EARTH partnership. The partnership will work together to reduce the energy consumption of wireless networks by 50% while making broadband wireless service more widely available.

—

Bell Labs and the Belgian research institute IBBT established a joint research lab in December 2010. Also open to new members, the IBBT research effort will focus on developing applications for video communications and high-speed access technologies.

—

European Institute of Technology’s ICT Labs: as one of 22 partners of the EIT’s ICT Labs, Bell Labs is playing a leadership role in ICT Labs executive and technical management and is a major contributor to its “Smart Energy”, “Future Internet Architecture”, “Digital Cities” and “Smart Spaces” programs.

STANDARDIZATION

Bell Labs employees continued to be actively engaged with telecommunication standardization bodies in 2010. Our engineers have participated in approximately 100 standards organizations and more than 200 different working groups, including the 3GPP, 3GPP2, ATIS, Broadband Forum, CCSA, ETSI, IEEE, IETF, OMA, Open IPTV Forum and TIA.

INDUSTRY RECOGNITION

During 2010, several current and past members of the Bell Labs research community and the broader Alcatel-Lucent technical community were recognized for their research at Alcatel-Lucent, as the recipients of more than 25 prestigious awards. Some of the most notable included: the IEEE Photonics Society/OSA 2010 - John Tyndall Award, the 2010 IEEE Eric E. Sumner Award, the Benjamin Franklin Medal in Electrical Engineering, the Prix Chereau-Lavet, the FTTH Council’s Innovation Award for 10G gigabit passive optical network (GPON), and an MIT Technology Review TR35 Award.

5.8    INTELLECTUAL PROPERTY

In 2010, we obtained more than 2,400 patents worldwide, resulting in a portfolio of more than 27,900 active patents worldwide across a vast array of technologies. We also continued to actively pursue a strategy of licensing selected technologies to expand the reach of our technologies and to generate licensing revenues.

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

5.9    SOURCES AND AVAILABILITY OF MATERIALS

We make significant purchases of electronic components and other materials from many sources. In 2010, we experienced shortages of components and commodities commonly used across the industry that led to increases in our production lead times and a deterioration of our delivery capability. As early as the beginning of 2010, we undertook measures to mitigate the impact of these shortages which allowed us to gradually improve our production capabilities throughout the year. In addition, an easing of supply conditions occurred during the last quarter of 2010, but supply conditions were not yet at normal levels by the end of 2010.

5.10    SEASONALITY

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes - generally reflects the traditional seasonal pattern of service providers’ capital expenditures. In 2010, however, the typical seasonal pattern in our revenues was somewhat distorted by supply chain issues. Components shortages were felt throughout the year, but were especially pronounced early in the year, resulting in somewhat weaker than expected first quarter revenues. As the year progressed, the impacts of those shortages waned and we were able to clear some of the backlogs that had accumulated earlier in the year. Consequently, revenues later in the year, especially in the second and third quarters, caught up and were somewhat stronger than their normal seasonal pattern.

5.11    OUR ACTIVITIES IN CERTAIN COUNTRIES

We operate in more than 130 countries, some of which have been accused of human rights violations, are subject to economic sanctions by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Some U.S.-based pension funds and endowments have announced their intention to divest the securities of companies doing business in some of these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in those countries. Our net revenues in 2010 attributable to these countries represented less than one percent of our total net revenues. Although U.S.-based pension funds and endowments own a significant amount of our outstanding stock, most of these institutions have not indicated that they intend to effect such divestment.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.12 ENVIRONMENTAL MATTERS

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

Remedial and investigatory activities are under way at numerous current and former facilities owned or operated by the respective historical Alcatel and Lucent entities. In addition, Lucent (renamed Alcatel-Lucent USA Inc.) was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or comparable state statutes in the United States. Under a Separation and Distribution Agreement with AT&T and NCR Corp. (a former subsidiary of AT&T), Alcatel-Lucent USA Inc. is responsible for all liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under that Separation and Distribution Agreement, Alcatel-Lucent USA Inc. is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities. For a discussion about one such matter that involves the clean up of the

Fox River in Wisconsin, USA, please refer to Section 6.7 “Contractual Obligations and Off-Balance Sheet Contingent Commitments”, sub-title “Specific commitments – Alcatel-Lucent USA Inc.” in this annual report. In Alcatel-Lucent USA Inc.’s separation agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

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

5.13    HUMAN RESOURCES

OUR APPROACH

In 2010, we engaged in a deep transformation of our Human Resources working model in order to increase the efficiency of the Human Resources team in driving compelling plans to align people, competences and organisation. The goal of Human Resources is to augment their contribution to the execution of the business strategy while pursuing the objectives of encouraging diversity, promoting the development of talent and further recognizing employee engagement. In that spirit, all Human Resources policies and programs have been reviewed, focusing on building the long term relations that will reinforce our leadership in the market.

OUR STRATEGIC TRANSFORMATION JOURNEY

Human Resources are charged with accompanying our corporate transformation and driving the execution of our strategy. To accomplish this objective in a rapidly changing environment, we have taken the transformation of Human Resources itself to another level. The Human Resources and Transformation organization has been focused on measurable operational objectives:

—	anticipating and responding to the human capital needs of our business strategy;

—	simplifying and streamlining Human Resources processes;

—	accelerating the development of talents;

—	developing differentiating competences through structured “on the job” learning and training;
—	improving information and communication about our Group and its environment in order to strengthen cohesion and attachment.

To turn Human Resources into a customer- and service-focused organization, an innovative organization scheme was built around new types of accountability:

—	Design functions with the worldwide responsibility for our Human Resources policies, processes and tools;

—	Build functions with the responsibility for translating the business strategy into Human Resources objectives to construct organizations capable of anticipating market changes;

—	Run functions for the execution of all Human Resources services, as well as the implementation of all Human Resources actions and programs.

We believe that after six months of operations, this organization of service-oriented Human Resources has delivered its first results, in particular on the management of hiring plans and on the perceived value of Human Resources to the organization.

BUILDING THE COMPANY’S FUTURE ON OUR TALENTS: A NEW GENERATION OF LEADERS

The coordinated execution of the High Leverage Network™ and Application Enablement strategy by all our groups of employees requires the Human Resources organization to create and implement a transparent, streamlined leadership pipeline development process. The

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.13 HUMAN RESOURCES

ReNewAL program was launched to define a new and global approach to talent identification, development, and utilization. With the goal of building a strong leadership pipeline for our future, ReNewAL leverages innovative practices across the Group. Focusing on diversifying the talent pool, enhancing structured learning offerings, and increasing talent agility and mobility across the organization are all components of the ReNewAL approach. From early identification to succession plans, the goal of Human Resources is to provide management with the methodology and planning needed to prepare and control the growth of our organisation.

ENCOURAGING MOBILITY

For many years now, we have actively encouraged mobility across geographical, organizational and functional borders. Mobility is a key element of our Human Resources policy, because we know that giving people opportunities to explore new career options and to pursue professional advancement makes our entire Group stronger. Furthermore, we put the strongest efforts on driving our transformation with the development of the internal competencies differentiating our value proposition and combining technical and operational excellence.

In early 2011 we decided to profoundly transform the way we implement internal mobility within the Group by launching an Internal Job Opportunity Network initiative. This network creates an open internal market for talents where all employees can input their professional background, detailed experience and desired evolution, and where all job vacancies are visible for direct and confidential application. A dedicated Human Resources team is in charge of administering the network with the goal of matching internal offer and demand.

GROWING ENGAGEMENT AND DIALOGUE WITH EMPLOYEES

We strongly believe that the changes that will continue to build our leadership in our competitive environment can only be achieved with the strongest engagement of all our employees. Such an engagement demands a deep and permanent exchange between employees and managers for everyone to fully adhere to our strategy, and a shared understanding of his/her own effective contribution to the global objectives. Our updated approach to performance management, launched this year, reinforces the critical importance of people managers in the company with a strong emphasis on the regular dialogue between managers and employees. This approach aims at providing all managers of our Group with the skills, tools and information needed to drive a less formal but continuous and structured exchange with employees at all levels of the organisation.

All employees are invited to participate in a survey which addresses levels of engagement in specific areas linked to change. The understanding of our strategy and how each individual contributes to it, the level of employee commitment, and progress towards simplifying and streamlining our processes are all addressed in the survey. There was significant improvement in all areas measured, as evidenced by the progression reflected in three surveys held over an 18-month period. In addition, employee participation in the surveys increased from 28% to 58%.

Our European Committee for Information and Dialogue (ECID) is another way in which we maintain an open dialogue with employees and their representatives on the important actions and decisions that directly affect the company where they are working. ECID allows our senior management and European employee representatives to exchange views. There is also a separate liaison committee made up of five members designated by the ECID among the main European countries that have the largest number of our employees.

BUILDING STATE-OF-THE-ART COMPETENCIES FOR NEXT GENERATION NETWORKS AND SERVICES

An essential aspect of the contribution of Human Resources to the success of our strategy, the Human Resources Learning & Accreditation organization has engaged in a deep transformation effort with the goal of more closely aligning our training and learning know-how and capabilities with the present and future needs of our customers.

We think that our transformation journey concerning the Alcatel-Lucent University will help us increase demand for our expertise, resulting in a greater return on our learning investment. With this in mind, we endeavor to:

—	Run learning as a business (P&L), focused on growth, and therefore try to increase perceived added value while reducing SG&A costs;

—	More closely align our learning priorities with the needs of our customers and our internal stakeholders;

—	Balance customer proximity with globalization resulting in increased productivity, operational efficiency and resource-sharing (people and facilities);

—	Simplify functional responsibilities and better leverage employees based on knowledge/skills;

—	Simplify and standardize processes, tools and platforms;

—	Improve third-party vendor management (in cooperation with Procurement).

In particular, as part of this program we launched a global framework and methodology, People@Alcatel-Lucent, led by our Alcatel-Lucent University, to target as a priority solutions, leadership, sales and services skills.

Within the new approach of People@ALU we will aim towards:

—	People@ALU: a business and people development transformation program aiming at equipping the company with the right set of competencies and skills, to make us a future market leader;

—	Associate People@ALU with the workforce planning will allow us to get the right people, at the right place at the right time;

—	To do so, People@ALU is focusing on key jobs that will allow the company to make the difference;

—	The job oriented approach is the key pillar of People@ALU;

—	We will merge all existing and future People@ projects into a unique one: “People@ALU”, with one governance, one general methodology for design, deployment and maintenance;

—	Grow People@ projects from silo actions to a single, worldwide, organization/business agnostic methodology and program throughout our Group;

—	Common learning tracks across all our leadership competencies.

DIVERSITY AND EQUAL OPPORTUNITY

With more than 79,000 employees living in 130 countries and representing more than 100 nationalities, we have employees of all ages, from all walks of life and from very different backgrounds. This is a great source of our strength and we firmly believe that it allows each of us to develop new ways of looking at issues and to contribute to our innovation and creativity. In today’s global environment we believe more than ever before that it is crucial to understand the cultures, customs

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.13 HUMAN RESOURCES

and needs of employees, customers and regional markets. As a global enterprise, we actively seek to ensure that our employee body reflects the diversity of our business environment. Our Statement of Business Principles and our Human Rights policies clearly confirm our responsibility to recognizing and respecting the diversity of people and ideas, and to ensuring equal opportunities.

In 2010, we have brought deeper attention to the integration of the “Generation Y” population (individuals born between the late 1970’s and the mid-1990’s) through partnership with schools and universities or dedicated hiring plans, and to the development of a sustainable and diverse workforce development through dedicated programs, targeting employees with disabilities in our Group, for example.

A LONG-TERM LOOKING COMPENSATION POLICY

Besides our renewed commitment to provide our employees with a total compensation package that, in each country, is competitive with those of major companies in the technology sector, our compensation policy strives to strike a new balance among various elements: clarity (generalisation of worldwide incentive criteria), simplicity (less and clearer performance achievement levels), efficiency (selective retention plans, new sales incentive policy) and cost effectiveness for the company (harmonization of policies). Our compensation structure reflects both individual and company performance. Our policy is for all employees to be fairly paid regardless of gender, ethnic origin or disability.

Particular emphasis is placed on securing the future profile of our workforce, rewarding the development highly sought-after skills and ensuring a long-term engagement with us through appropriate processes and tools.

EMPLOYEES

At December 31, 2010, we employed 79,796 people worldwide, compared with 78,373 at December 31, 2009 and 77,717 at December 31, 2008.

The tables below show the business segments and geographic locations in which our employees worked on December 31, 2008 through 2010.

Total number of employees and the breakdown of this number by business segment and by geographical area is determined by taking into account all of the employees at year-end who worked for fully consolidated companies and companies in which we own 50% or more of the equity.

Breakdown of employees by business segment

	Networks	Applications Software	Enterprise	Applications	Services	Other	Total Group
2008	30,904	7,838	5,735		32 ,099	1,140	77,717
2008 Restated (1) (2)	30,904			12,698	32 ,099	2,016	77,717
2009	28,429	7,300	5,581		35,801	1,262	78,373
2009 Restated (1) (2)	28,429			12,088	35,801	2,055	78,373
2010	28,547			11,195	38,909	1,186	79,796

(1)	The 2010 figures are presented according to the new organization structure that became effective on January 1, 2010. The new organization includes three business segments: Networks, Applications, and Services, while the old organization structure that was in place in 2009 consisted of four business segments : Carrier, Enterprise, Services, and Applications Software. Figures for 2008 and 2009 in this table are presented according to the 2009 organization structure, and also restated to reflect the new organization structure, in order to facilitate comparison with the current period.

(2)	In anticipation of the disposal of our Vacuum business, the employees working in that business, who had been part of the Enterprise segment until 2009, were transferred to Other in 2010; the restated figures in this table for 2008 and 2009 reflect this change. Since the transaction was effected in December, 2010, the employees of this business were no longer part of our Group on December 31, 2010, and therefore they are not included in the 2010 numbers above. (For further details on the sale of our Vacuum business, refer to Note 3 to our consolidated financial statements included elsewhere in this annual report.)

Breakdown of employees by geographical area

	France	Other Western Europe	Rest of Europe	Asia Pacific	North America	Rest of the World	Total Group
2008	10,942	13,958	3,664	20,270	22,658	6,225	77,717
2009	10,467	12,610	3,352	24,553	20,114	7,277	78,373
2010	9,751	12,169	6,297	24,464	19,285	7,830	79,796

Movements in the number of employees due to Group perimeter changes during 2010 amounted to a net increase of 1,908 employees, principally due to insourcing, within the context of managed services contracts, mainly in Bulgaria and Brazil, partially offset mainly by the disposal of our Vacuum business and the outsourcing of engineering activities in India.

Membership of our employees in trade unions varies from country to country. In general, relations with our employees are satisfactory.

CONTRACTORS AND TEMPORARY WORKERS

The average number of contractors (that is, individuals at third parties performing work subcontracted by us on a “Time and Materials” basis, when such third parties’ cost to us is almost exclusively a function of the time spent by their employees in performing this work), and of temporary workers (that is, in general, employees of third parties seconded to perform work at our premises due, for example, to a short-term shortfall in our employees or in the availability of a certain expertise) in 2010 was 8,748 in the aggregate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING INFORMATION

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “may”, “intend”, “should”, “plan”, “project”, or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, and if the strategic focus we adopted in 2009 is not aligned with our customers’ business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion below in this Chapter 6 under the heading “Outlook for 2011” with respect to our statement that we feel confident to grow faster than our addressable market, and aim at a significant increase in our profitability, with an operating margin before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) above 5% of 2011 sales. Such forward-looking statements also include the statements regarding the expected level of restructuring costs and capital expenditures in 2011 that can be found under the heading “Liquidity and Capital Resources”, and statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”. In addition, they include the expected improvement in our efficiency referred to in Chapter 5, section 5.1 “Business organization”, under the heading “Organization - Operating model reorganization”.

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

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2010, 2009 and 2008 included several negative, non-cash impacts of purchase accounting entries.

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2010

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of December 31, 2010, we had not applied any new International Financial Reporting Standards and Interpretations as issued by the IASB and that the European Union had published and adopted but which were not yet mandatory.

New financial reporting standards or amendments applied as of January 1, 2010

A revised IFRS 3 “Business Combinations” and an amended IAS 27 “Consolidated and Separate Financial Statements”, which are applied to business combinations for which the acquisition date is on or after January 1, 2010.

Business combinations after January 1, 2010 (IFRS 3 revised and IAS 27 amended): compared to accounting for business combinations that the Group completed before January 1, 2010, the principal changes are:

—

for each business combination, the acquirer measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. Previously, only the latter was permitted;

—

the transitional provisions of revised IFRS 3 concerning income taxes could have a material impact on our future consolidated financial statements, because deferred tax assets recognized for the first time after the end of the business combination’s measurement period will be recognized in the income statement and no longer adjusted against goodwill, contrary to the accounting treatment prescribed in previous IFRS 3 (see Note 1n of the 2009 consolidated financial statements filed as part of our 2009 20-F). In this respect, significant unrecognized income tax loss carry-forwards that relate to Lucent Technologies could materially impact the Group’s consolidated income statement in a positive way, if, in compliance with IAS 12 “Income Taxes”, the Group is able to recognize deferred tax assets in the future corresponding to these tax losses;

—	the acquirer is no longer permitted to recognize contingencies acquired in a business combination that are not present obligations of the acquiree at the date of the business combination;

—

costs the acquirer incurs in connection with a business combination must be accounted for separately from the business combination, which usually means that they are recognized as expenses (rather than included in goodwill);

—

consideration transferred by the acquirer, including contingent consideration, is measured and recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as liabilities are recognized in accordance with IAS 39, IAS 37 or other IFRSs, as appropriate (rather than by adjusting goodwill); and

—

an acquirer must remeasure any equity interest it holds in the acquiree immediately before achieving control at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Non-controlling interests after January 1, 2010: compared to accounting for non-controlling interests before January 1, 2010, the principal changes are:

—	changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity; and

—

when Alcatel-Lucent loses control of a subsidiary, the assets and liabilities and related equity components of the former subsidiary are derecognized. Any gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

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

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Valuation allowance for inventories and work in progress on construction contracts	(436)	(500)	(654)

	2010	2009	2008
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(113)	(139)	(285)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is below the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results.

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Accumulated impairment losses on customer receivables	(153)	(168)	(207)

	2010	2009	2008
Impact of impairment losses in income (loss) before income tax and discontinued operations	(14)	(23)	(17)

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Capitalized development costs, net	569	558	578

The criteria for capitalizing development costs are set out in Note 1f of our consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, the Group may be required to impair or write off some of the capitalized development costs in the future.

An impairment loss of €135 million was accounted for in the fourth quarter of 2008 mainly related to a change in our WiMAX strategy, by focusing on supporting fixed and nomadic broadband access applications for providers). This impairment loss is presented in the line item “Impairment of assets” in the income statement.

During the fourth quarter of 2009, following the Group’s decision to cease any new WiMAX development on the existing hardware platform and software release, restructuring costs of €44 million were reserved.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other intangible assets and Goodwill

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Goodwill, net	4,370	4,168	4,215
Intangible assets, net (1)	2,056	2,214	2,567
Total	6,426	6,382	6,782

(1)	Including capitalized development costs.

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss on goodwill was accounted for during 2010 or 2009.

Impairment losses of €4,545 million were accounted for in 2008 mainly related to the CDMA (€2,533 million), Optics (€1,019 million), Multicore (€300 million), and Applications (€339 million) business divisions, each of which were considered to be groups of Cash Generating Units (“CGUs”) in 2008. CGUs are the level at which impairment tests of goodwill are performed (refer to Notes 7, 12 and 13 of our consolidated financial statements).

The carrying value of each group of Cash Generating Units (which we consider to be each Product Division) is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each Product Division is calculated using a five year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

—	five year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

—	five year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization-”EBITDA”) to measure discounted residual value.

The recoverable values of our goodwill and intangible assets, as determined for the impairment tests the Group performed in the second quarter of 2010, are based on key assumptions that could have a significant impact on the consolidated financial statements. Some of these key assumptions are:

—	discount rate;

—	a nominal growth (defined as between 0% and 5%) for the telecommunications equipment and related services market in 2010; and

—	projected cash-flows which are based on a positive segment operating income (as defined in Note 5 of our consolidated financial statements) for 2010 and 2011.

The discount rates used for the annual impairment tests of 2010, 2009 and 2008 were the Group’s weighted average cost of capital (“WACC”) of 10%, 11% and 10% respectively. For the additional impairment test performed during the fourth quarter of 2008, the rate used was 12%. The discount rates used for both the annual and additional impairment tests are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2010 recoverable value of goodwill and intangible assets by €792 million and €894 million, respectively. An increase of 0.5% in the discount rate would not have led to account for any impairment loss as of December 31, 2010.

As indicated in Note 1g of our consolidated financial statements, in addition to the annual goodwill impairment tests that occur during the second quarter of each year, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the continuous change in the economic environment and the volatile behaviour of financial markets, the Group assessed whether as of December 31, 2010 there was any indication that any Product Division goodwill may be impaired at that date. The Group concluded that there were no triggering events that would justify performing an additional impairment test as of December 31, 2010.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2010 (no impairment loss in 2009 and €39 million in 2008).

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

(In millions of euros) Product sales reserves	December 31, 2010	December 31, 2009	December 31, 2008
Related to construction contracts (1)	97	114	186
Related to other contracts	482	482	575
Total	579	596	761

(1)	See Notes 4, 18 and 27 of our consolidated financial statements.

For more information on the impact on the 2010 net result of the change of these provisions, refer to Note 27 of our consolidated financial statements.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	December 31, 2010		December 31, 2009		December 31, 2008
Related to the United States	277	(3)	206	(1)	339 (1)(2)
Related to France	436	(3)	451	(1)	339 (1)(2)
Related to other tax jurisdictions	235		179		174
Total	948		836		852

(1)	Following the performance of the 2009 and 2008 annual goodwill impairment tests, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008.

(2)	Following the performance of an additional impairment test of goodwill during the fourth quarter of 2008, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and in France compared to the situation as of December 31, 2007.

(3)	Following the performance of the 2010 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2010, resulted in increasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2009.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1n of our consolidated financial statements.

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

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2010 are €691 million (€751 million as of December 31, 2009 and €957 million as of December 31, 2008).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement after January 1, 2010 (“Changes in Accounting Standards As of January 1, 2010 - New financial reporting standards or amendments applied a of January 1, 2010” above).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Weighted average rates used to determine the pension and post-retirement expense	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Weighted average expected rates of return on pension and post-retirement plan assets	6.57%	6.69%	7.04%
Weighted average discount rates used to determine the pension and post-retirement expense	5.04%	5.84%	6.44%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €319 million increase in pre-tax income during 2010 (€150 million increase in 2009 and €246 million increase in 2008). Included in the €319 million increase in 2010 (€150 million in 2009 and €246 million in 2008) was €30 million (€253 million in 2009 and €65 million in 2008) booked as a result of the changes to management retiree pension and healthcare benefit plans described in Note 25f of our consolidated financial statements

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2010 net pension and post-retirement result by approximately €(59) million and €67 million, respectively.

Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans is determined based on recommendations from our external investment advisor and our own historical returns experience. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The 2010 fourth quarter expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans is based on September 30, 2010 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans is based on the fair values of plan assets at December 31, 2009.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2010 net pension and post-retirement result by approximately €135 million.

For its U.S. plans, Alcatel-Lucent recognized a US$43 million (€32 million) increase in the net pension credit during the fourth quarter of 2010, which is accounted for in “other financial income (loss)”. This increase corresponds to an increase in the expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the increase in plan asset fair values and a lower interest cost due to a decrease in discount rates. During the first quarter of 2011, Alcatel-Lucent expects a US$32 million (€24 million) decrease in the net pension credit for its U.S. plans to be accounted for in “other financial income (loss)”. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for Alcatel-Lucent’s U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of Alcatel-Lucent’s U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuary’s recommendations.

Participation assumptions

Alcatel-Lucent’s U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Mortality assumptions

The mortality assumption for Alcatel-Lucent’s U.S. plans is based on actual recent experience of the participants in our management pension plan and our U.S. Occupational pension plans. For the 2009 year-end valuation, the mortality assumptions were updated again based on the actual experience of the two plans. We looked at the experience for the years of 2004 through 2008. As was the case previously, there was insufficient experience to develop assumptions for active employees and former employees who have delayed commencing their pension benefits, so we used the RP 2000 mortality table projected up to year 2009.

Plan assets investment

At its meeting on July 29, 2009, the Board of Directors approved the following modifications to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5 % to 15 % and the investments in bonds were to be increased from 62.5 % to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) were to remain unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. These changes were intended to have the assets more closely match the underlying liabilities generated by the plans. The reduction in equity investments in favor of fixed income securities was achieved immediately. The implementation of the asset allocation approved on July 29, 2009 was completed as of January 1, 2010. We believe that these changes should lead to a slight decrease in long-term returns from financial assets as the reduction in equity was largely compensated for by the increased expected return due to the reallocation within the fixed income portfolio. The impact of these changes has been reflected in our expected return assumptions for year 2010.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80 % are based on closing date fair values and 20 % have a one to three month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2010 actual fair values of private equity, venture capital, real estate and absolute return investments were 10 % lower than the ones used for accounting purposes as of December 31, 2010, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €230 million.

2010 U.S. health care legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law. On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under the new legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax-free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge to the consolidated income statement and a €6 million profit to the consolidated statement of comprehensive income (refer to Note 9 of our consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in the consolidated statement of comprehensive income as an actuarial loss (see Note 25 of our consolidated financial statements). One additional provision of the new health care law pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by the actuary to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

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

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For formerly union-represented retirees, we expect to fund our current retiree healthcare obligation with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits. We may select among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers. The assumptions to be used for the January 1, 2010 and the January 1, 2011 valuations have not yet been chosen. Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2011 census data will not be final until late in the third quarter of 2011. Prior to the Pension Protection Act of 2006 (or the PPA), Section 420 of the U.S. Internal Revenue Code allowed for a Section 420 Transfer in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% of the retiree population, during the five year period. The PPA, as amended by the U.S. Troop readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using variations of the

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

available methods, we estimate that as of December 31, 2010, the excess of assets above 120% of the plan obligations is between U.S.$2.6 billion (€1.9 billion) and U.S.$2.8 billion (€2.1 billion), and the excess above 125% of plan obligations is between U.S.$2.1 billion (€1.5 billion) and U.S.$2.4 billion (€1.8 billion). However, deterioration in the funded status of the U.S. Occupational pension plan could negatively impact our ability to make future Section 420 Transfers.

h/ Revenue recognition

As indicated in Note 1o of our consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

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

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1o of our consolidated financial statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

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

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see section “Impairment of customer receivables” above).

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

As prescribed by IFRS 3 (revised), if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in Note 3 of our consolidated financial statements.

Once the initial accounting of a business combination is complete, only errors may be corrected.

j/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 24 of our consolidated financial statements. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1m of our consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As described in Notes 8, 24 and 26 of our consolidated financial statements, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875% Series A convertible debentures. Therefore, at June 30, 2009, due to the likelihood that the holders of the 2.875% Series A convertible debentures would request redemption on June 15, 2010, the carrying amount of the Lucent 2.875% Series A convertible debentures was adjusted to equal the nominal value of the debentures. However, some of the holders of the Series A convertible debentures did not request redemptions as of June 15, 2010. As a result, at June 30, 2010, since we could not estimate reliably the future cash flows and the expected life of the remaining outstanding debentures because the next optional redemption date (i.e. June 15, 2015) is too far in the future, we reapplied the initial accounting treatment and adjusted the carrying amount of the remaining outstanding Series A convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2023). A profit corresponding to the difference between the outstanding nominal value and the present value of the cash flows up to the contractual maturity date was recognized in “Other financial income (loss)” during the second quarter of 2010. Further changes in estimates in respect of the Series A convertible debentures may occur in the future, in which case the carrying amount of the debentures could be further adjusted.

Similar changes in estimates could occur in the future for all of our convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1m of our consolidated financial statements, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Notes 24 and 26 of our consolidated financial statements.

k/ Insured damages

In 2008, Alcatel-Lucent experienced a fire in a newly-built factory containing new machinery. Non-recoverable assets having a net book value of €4 million were written off as of September 30, 2008, representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption were insured and gave right to an indemnity claim, the amount of which was definitively settled as of September 30, 2009. Alcatel-Lucent received €33 million on its business interruption insurance, which was accounted for in other revenues during 2009, when the cash was received.

In December 2009, the roof and technical floor of Alcatel-Lucent Spain’s headquarters in Madrid partially collapsed for unknown reasons. Alcatel-Lucent Spain rents this building and the lease is accounted for as an operating lease. The damaged assets were derecognized as of December 31, 2009 with a negative impact of €1 million on income (loss) from operating activities. All costs related to this incident (damaged assets, displacement and relocation costs, etc.) are insured subject to a €15 million deductible. Displacement and relocation costs below this threshold were accounted for as incurred in 2010. These costs represented a negative impact of €1 million on income (loss) from operating activities during the year 2010. The arbitration related to the lease agreement and its consequences on the 2010 consolidated financial statements are described in Note 34e of our consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.1 OVERVIEW OF 2010

6.1    OVERVIEW OF 2010

The economy was a key factor impacting the market for telecommunications equipment and related services in 2010, just as it was during the 2008-2009 recession. In 2010, however, macroeconomic conditions improved, although the pace and extent of gains varied considerably from market to market and from one region of the world to another. In the developed world, the U.S. economy was one of the first to start recovering from the recession, with most other countries lagging behind the United States.

In addition to broad economic trends, industry- and region-specific trends played a significant role in shaping the spending for telecommunications equipment and related services in 2010. Chief among them were:

—

Exploding growth in data traffic volumes, especially mobile broadband data traffic volumes, driven by increased smartphone penetration and video use. This phenomenon has been especially pronounced in the U.S., where it has driven strong growth in targeted spending, like IP mobile backhaul, to alleviate network bottlenecks. Additionally, the growth in data traffic volumes has increased the emphasis on new technologies, like 4G LTE wireless that can most efficiently carry new IP-based data and video services.

—

A growing “revenue gap” between increasing network cost per subscriber and flat revenue per subscriber. The spending required to accommodate surging volumes of mobile broadband data traffic has increased, while flat-rate unlimited-use data plans have constrained revenue growth. This revenue gap has sharpened service providers’ focus on how to “monetize” their increasing investment in new capacity, essentially by cutting operating and capital expenses and facilitating the development and offer of new profitable services.

—

A sharpened focus by service providers on the transformation of their networks to an all-IP architecture. This trend is largely driven by the revenue gap mentioned above and its threat to service provider profitability, and also by the fact that an all-IP architecture is better suited to handle the shift in the nature of network traffic – from voice- centric to increasingly video-centric traffic. One aspect of the transition to an all-IP architecture is the ongoing shift in carrier investment spending from legacy technologies to IP. The objectives of the IP transformation are to minimize transport costs, converge multiple networks onto a single IP-based multi-service network, provide bandwidth as required at minimal cost, and facilitate the offer of sophisticated new services and applications.

—

Particularly weak spending for telecommunications equipment in China and India, especially in the first half of the year. The weakness was due to the winding down of initial 3G wireless deployments in China combined with a spending freeze during the Shanghai World Expo, and national security concerns in India.

—

Shortages of electronic components constrained vendors’ ability to meet carrier demand for some products, especially in the wireless and optics areas. Shortages were most pronounced early in the year, but their impact diminished later in the year.

The combination of economic, industry and regional trends shaped overall carrier spending for new equipment and related services, which was, in turn a key driver of how our own businesses performed in 2010:

—

Aggregate service provider spending for new equipment stabilized in 2010 after declining in 2009. Outside China, spending for wireless equipment was generally stronger than spending for wireline equipment.

—

Spending for wireless equipment was particularly strong in North America. There, surging growth in mobile broadband data traffic triggered carrier spending to add capacity and upgrade the data capabilities of their 3G networks. That spending was the main reason behind a 15% increase in our total wireless business, due in large part to growth in excess of 40% in our 3G WCDMA business. Our 3G CDMA business also benefitted from operators’ renewed focus on capacity and enhanced data capabilities. In China, spending for wireless equipment slowed during the first half of the year for the reasons explained above. Later in the year, in China and elsewhere in the Asia-Pacific region, spending for wireless equipment strengthened on increased 2G spending to accommodate subscriber growth and increased 3G spending to accommodate data traffic growth. That increase benefitted our 2G GSM and our 3G WCDMA businesses. We also recorded our first significant 4G LTE (Long Term Evolution) revenues late in the year.

—

There was strong spending for the fixed network equipment that carries mobile broadband data traffic. That equipment includes the mobile backhaul network that connects cellular base stations with the core network, and the core network itself. These upgrades are generally IP-based, and constitute the fastest growing end-market contributing to the 40% growth in our IP service router business in 2010. Our IP service router business also increased its share of the market in 2010.

—

Optics is another area where traffic growth prompted increased new equipment spending. New capacity is being added to both terrestrial and submarine optical networks, especially in the form of WDM (wave-division multiplexing) equipment that carries data on lightwaves. Despite growth in WDM, the overall optics market and our optics business were down in 2010, reflecting the lingering impact of the recession, especially on spending for legacy optical equipment. However, the terrestrial market in particular strengthened as the year wore on. Our terrestrial optics business turned positive in the second half of 2010, and growth in this business was accelerating at year-end. In contrast, volumes in our submarine optics business were still declining at year-end. Nevertheless, new contracts for the deployment of new submarine networks and for the expansion of existing submarine networks were signed during 2010.

—

Our wireline business consists largely of fixed broadband access and includes both copper- and fiber-based technologies. The copper-based broadband access business consists largely of legacy DSL-based technology and has been declining for some time in the face of saturated markets and slower subscriber growth. However, operators are still interested in upgrading their fixed broadband access networks. Fiber-based (GPON) access and the latest enhancements to DSL provide that option, but spending for those technologies is not sufficient to offset the decline in spending in traditional broadband access. Our wireline business declined by 4% in 2010.

—

Our applications business increased 3% in 2010, with growth in both Enterprise applications and Network applications. A double-digit increase in data networking drove the growth in our Enterprise applications business, and the strongest parts of our Network applications business were software customization, maintenance, and digital media and advertising. A new Network applications portfolio is gaining interest among our customers, as we continue to provide software for service providers to offer new end-user communications and digital entertainment services across any connected device. To that end, we acquired two small businesses in 2010 that add to our library of software development and applications integration tools.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.1 OVERVIEW OF 2010

—

In order to manage the ongoing network transformation to all-IP, we provide transformation services (network planning and optimization, integration, design and consulting) and the ability to manage these networks. Our managed services business registered strong growth in 2010, reflecting a continued willingness by service providers to outsource network operations and cut operating expenses, as well as their desire to focus on the services they offer end-users. Revenues in our network and systems integration business also increased in 2010.

Our products, software and services are integral parts of our Application Enablement strategic focus. A key foundation of our Application

Enablement strategy is what we call the “High Leverage NetworkTM” architecture, and next-generation products from across our portfolio make up the High Leverage Network (HLN). Specifically, a High Leverage Network requires state of the art capabilities in IP, Optics, wireless and wireline broadband access in order to deliver value-added services at the lowest possible cost. We have focused on refreshing our portfolio with products and solutions that deliver those capabilities, and we are seeing a very positive customer response. In 2010, revenues from products that support our HLN strategy increased nearly 30%, far outpacing the overall market, and accounted for 46% of our Networks segment’s overall revenues at year-end.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

6.2    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

Revenues. Revenues totalled €15,996 million in 2010, an increase of 5.5% from €15,157 million in 2009. Approximately 55% of our revenues are denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The increase in the value of other currencies, including the U.S. dollar, relative to the euro in 2010 compared with 2009 had a positive effect on our reported revenues. If there had been constant exchange rates in 2010 as compared to 2009, our consolidated revenues would have increased by approximately

0.6% instead of the 5.5% increase actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2010, the average exchange rate that applied for 2009, instead of the average exchange rate that applied for 2010, and (ii) to our exports (mainly from Europe) effected during 2010 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2009. Our management believes that providing our investors with our revenues for 2010 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)	Year ended December 31, 2010	Year ended December 31, 2009	% Change
Revenues as reported	15,996	15,157	5.5%
Conversion impact euro/other currencies	(700)		(4.6)%
Hedging impact euro/other currencies	(53)		(0.3)%
Revenues at constant rate	15,243	15,157	0.6*

*	2010 revenues at constant rate increased 1.3% from 2009 revenues when excluding from the latter revenues from the Dunkermotoren GmbH subsidiary that we sold in 2009.

Revenues in our Networks segment grew 6.2% in 2010, as strong growth across key technologies such as IP and wireless outpaced declines in legacy technologies. Our IP division increased 24.4% in 2010, with strong growth of our IP/MPLS service routers, partially offset by the secular decline in spending for legacy ATM equipment. Our wireless business grew 14.6% in 2010, driven by growth across all wireless technologies in which service providers looked to accommodate both traffic and subscriber growth. Our wireline business declined 4.4% in 2010, reflecting pronounced weakness in spending for legacy core switching, which was partially offset by growth in our fixed access business, where we saw strong gains in home networking and fiber-based access equipment. Optics revenue declined 7.0% in 2010, as weakness in our submarine activities more than offset our flat terrestrial optics business, which saw a recovery as the year progressed. Revenues in the Applications segment increased 3.4% in 2010, with our Network Applications and Enterprise Applications businesses growing 2.2% and 3.0% in 2010, respectively. Revenues in our Services segment grew by 4.9% in 2010, led by very strong growth in both Managed and Outsourcing Solutions as well as Network and Systems Integration.

Revenues in 2010 and in 2009 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros) Revenues by geographical market	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
2010	1,376	3,032	673	2,928	5,291	1,404	1,292	15,996
2009	1,533	3,039	631	2,978	4,369	1,185	1,422	15,157
% Change 2010 vs. 2009	(10)%	0%	7%	(2)%	21%	18%	(9)%	6%

In 2010, the United States accounted for 33.1% of revenues, up from 28.8% in 2009 as revenues grew 21%, where the economic recovery in this geographic market outpaced the overall recovery from the 2008 and 2009 global recession. The region witnessed a recovery in 2010 driven by the improved economy and a surge in mobile data traffic, which led to strong growth in key technologies such as IP and Wireless. Europe accounted for 31.8% of revenues in 2010 (8.6% in France, 19.0% in Other Western Europe and 4.2% in Rest of Europe), down from 34.3% in 2009 (10.1% in France, 20.1% in Other Western Europe and 4.2% in Rest of Europe) as Europe lagged behind the economic recovery in the United States. Within Europe, revenue decreased 10% year-over-year in France, was flat in Other Western Europe and grew 7% in Rest of Europe. Weakness in Europe was concentrated in our wireless business, which was partially offset by strength in IP. Revenues in the Asia Pacific market decreased 2% in 2010 from 2009, as its share of total revenue declined from 19.6% in 2009 to 18.3% in 2010. The year-over-year decline in Asia Pacific was mainly attributable to a slowdown of spending in China in the first half of 2010 following the rollout of 3G networks that occurred in 2009. Revenues in Other Americas grew 18% in 2010 from 2009 and its share of total revenue increased from 7.8% to 8.8%. Rest of World decreased its share of total revenue to 8.1% in 2010, down from 9.4% in 2009, and had an 9% decrease in revenue.

Gross Profit. In 2010, gross profit increased to 34.8% of revenues, or €5,571 million, compared to 33.7% of revenue or €5,111 million in 2009. The increase in gross profit was mainly driven by higher volumes, favorable shifts in product and geographic sales mix, and a reduction in fixed operations costs. These positive factors more than offset downward margin pressure driven by the competitive environment. Gross profit in 2010 included primarily the negative impact from a net

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

charge of €115 million for write-downs of inventory and work in progress. Gross profit in 2009 included the negative impacts of (i) a net charge of €139 million for write-downs of inventory and work in progress; and (ii) a net charge of €15 million of reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. During 2010, we witnessed a recovery in sales of products and in geographic areas where our profitability has historically been above average.

Administrative and selling expenses. In 2010, administrative and selling expenses were €2,907 million or 18.2% of revenues compared to €2,913 million or 19.2% of revenues in 2009. The year over year decrease as a percentage of revenues was largely due to higher revenues in 2010 as compared to 2009. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €126 million in 2010 and €117 million in 2009. These non-cash purchase accounting entries primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships, during 2010. The increase in the amount of amortization year over year is largely due to an increase in the value of the U.S. dollar. The 0.2% decline in administrative and selling expenses reflects the impact of conflicting trends - the progress we have made executing our programs to reduce operating expenses by de-layering our organization and eliminating sales duplication between product groups and regions was offset by higher sales and the unfavorable currency impact of the strengthening of the U.S. dollar on our U.S. dollar denominated expenses.

Research and development costs. Research and development costs were €2,662 million or 16.6% of revenues in 2010, after a net impact of capitalization of €(10) million of development expense, an increase of 5.5% from €2,523 million or 16.6% of revenues after the net impact of capitalization of €4 million of development expense in 2009. Capitalization of R&D expense was negative in 2010, reflecting the fact that the amortization of our capitalized R&D costs was greater than new R&D costs that were capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €159 million in 2010 and €151 million in 2009. The increase in the amount of purchase accounting entries is largely due to the increase in the value of the U.S. dollar year over year. The 5.5% increase in research and development costs reflects an increase in R&D spending related to new product development as well as the unfavorable currency impact that the strengthening of the U.S. dollar had on our U.S. dollar denominated expenses.

Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded income from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €2 million in 2010 compared to a loss of €(325) million in 2009. The improvement in 2010 reflects the impact of higher revenues and gross margins slightly offset by higher levels of research and development expenses. The non-cash purchase accounting entries from the Lucent business combination had a negative, non-cash impact of €286 million in 2010 as compared to

€269 million in 2009, the increase largely due to the increase in the value of the U.S. dollar.

In addition, changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments in 2010 by €397 million, of which €701 million were additional provisions and €304 million were reversals. Additional product sales reserves (construction contracts and non-construction contracts) created during 2010 were €600 million while reversals of product sales reserves were €199 million during the same period. Of the €199 million in reversals, €81 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €20 million of the €199 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals of €98 million were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €179 million in 2009, of which additional provisions were €583 million and reversals were €404 million. Additional product sales reserves created during 2009 were €510 million of which €187 million was related to construction contracts while reversals of product sales reserves were €322 million of which €160 million was related to construction contracts.

Restructuring Costs. Restructuring costs were €375 million for 2010, representing (i) €240 million of new restructuring plans and adjustments to previous plans; (ii) €79 million of other monetary costs related to payables, (iii) €50 million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of €6 million in the aggregate. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were €605 million in 2009, representing (i) €368 million of new restructuring plans or adjustments to previous plans; (ii) €119 million of other monetary costs related to restructuring reserves, (iii) a valuation allowance and a write-off of assets of €88 million in the aggregate and (iv) €30 million of other monetary costs related to payables. Our restructuring reserves of €413 million at December 31, 2010 covered jobs identified for elimination and notified in 2010, jobs eliminated in previous years for which total or partial payment is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Litigations. In 2010, we booked litigation charges of €(28) million related to: (i) the arbitral award on the collapse of a building in Madrid for an amount of €(22) million, (ii) the FCPA litigation for an amount of €(10) million and (iii) the Fox River litigation for an amount of €4 million. In 2009, we booked litigation charges of €(109) million related to: (i) the FCPA litigation for an amount of €(93) million and (ii) the Fox River litigation for an amount of €(16) million. A discussion regarding the arbitral award on the collapse of a building in Madrid can be found in Section 12 (note 34e), the FCPA litigation can be found in Section 6.10 and a discussion regarding the Fox River litigation can be found in Section 6.10.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

Gain/(loss) on disposal of consolidated entities. In 2010, we booked a gain on the disposal of consolidated entities of €62 million, mainly related to the disposal of our Vacuum business to Pfeiffer Vacuum Technology AG, compared to a gain of €99 million in 2009 related to the sale of our fractional horsepower motors activity to Triton.

Post-retirement benefit plan amendment. In 2010, we booked a €30 million credit related to post-retirement benefit plan amendments that arose out of Alcatel-Lucent USA Inc.’s amendment of its Medicare Advantage National PPO plan in the third quarter of 2010 with an effective date of January 1, 2011 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependents. In 2009, we booked a €248 million net credit related to post-retirement benefit plan amendments, primarily related to a credit of €216 million (before tax) arising from the freeze by Alcatel-Lucent USA Inc. of the US defined benefit management pension plan and the US supplemental pension plan effective January 1, 2010. No additional benefits will accrue in these plans after December 31, 2009 for the 11,500 active U.S. based participants who are not union-represented employees.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €(309) million in 2010, compared to a loss of €(692) million in 2009. The smaller loss from operating activities in 2010 is due in part to higher volumes and gross margins leading to higher income from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In addition, lower restructuring costs and litigation charges offset the lack of a large credit from post-retirement benefit plan amendments that we booked in 2009.

Finance costs. Finance costs were €304 million in 2010, an increase from €254 million in 2009. The increase is due to a drop in interest earned, from €59 million in 2009 to €53 million in 2010, in addition to an increase in interest paid, from €313 million in 2009 to €357 million in 2010. The 2010 increase in interest paid is primarily due to higher levels of financial debt whereas the decline in interest earned is due to the decrease of interest rates between 2009 and 2010.

Other financial income (loss). Other financial income was €356 million in 2010, compared to €249 million in 2009. In 2010, other financial income consisted primarily of (i) income of €339 million mainly related to the Lucent pension credit and (ii) income of €82 million from actual and potential gains on financial assets (of which €33 million related to the disposal of 2Wire) both partially offset by a loss of €45 million related to foreign exchange transactions. In 2009 other financial income consisted of (i) a capital gain of €295 million, of which €250 million related to the disposal of our Thales shares in May 2009, (ii) a gain of €50 million related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 and (iii) income of €105 million related to the Lucent pension credit, which more than offset a loss of €175 million related to a change in the estimated future cash flows related to Lucent’s 2.875% Series A convertible debenture.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €14 million during 2010, compared with income of €1 million in 2009. The increase is largely due to the increase in net income generated by 2Wire during 2010 until we sold our interest in 2Wire on October 20, 2010 (see Section 12 - Note 3).

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €(243) million in 2010 compared to a loss of €(696) million in 2009.

Income tax (expense) benefit. We had an income tax expense of €(37) million in 2010, compared to an income tax benefit of €60 million in 2009. The income tax expense for 2010 resulted from a current income tax charge of €(90) million partially offset by a net deferred income tax benefit of €53 million. The €53 million net deferred tax benefit includes: (i) deferred income tax benefits of €124 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent and (ii) €86 million of other deferred income tax benefits primarily related to the re-assessment of the recoverability of deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010. These positive effects were slightly offset by: (i) €(136) million in deferred tax charges related to Lucent’s post-retirement benefit plans, (ii) €(12) million of deferred tax charges related to the post-retirement benefit plan amendment and (iii) €(9) million of deferred taxes related to Lucent’s 2.875% Series A convertible debenture. The income tax benefit for 2009 resulted from a current income tax charge of €(63) million offset by a net deferred income tax benefit of €123 million. The €123 million net deferred tax benefit includes deferred income tax benefits of €115 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a €65 million reversal of deferred tax liabilities related to the Lucent 2.875% Series A convertible debenture. These positive effects were slightly offset by €(35) million in deferred tax charges related to Lucent’s post-retirement benefit plans and €(22) million of other deferred income tax charges.

Income (loss) from continuing operations. We had a loss from continuing operations of €(280) million in 2010 compared to a loss of €(636) million in 2009.

Income (loss) from discontinued operations. There was a loss from discontinued operations of €(12) million in 2010 due to settlements of litigations related to businesses discontinued in prior periods. Income from discontinued operations was €132 million in 2009, related to an adjustment of the selling price related to the disposal of the space business to Thales that was sold in 2007.

Non-controlling Interests. Non-controlling interests accounted for income of €42 million in 2010, compared to income of €20 million in 2009. The increase from 2009 is due largely to the income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity holders of the parent. A net loss of €(334) million was attributable to equity holders of the parent in 2010, compared with a loss of €(524) million in 2009.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

6.3    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2010 COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

The following discussion takes into account our results of operations for the years 2010 and 2009, with results presented according to the organization structure that became effective January 1, 2010. The 2010 organization includes three business segments: Networks, Applications and Services, while the 2009 organization structure consisted of four business segments - Carrier, Enterprise, Services and Applications Software. Results of operations for 2009 were originally presented according to the 2009 organization structure but are presented here according to the 2010 organization structure in order to facilitate comparison with the current period.

The table below sets forth certain financial information on a segment basis for the years ended December 31, 2010 and December 31, 2009. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and postretirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss) reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included as part of this annual report.

(In millions of euros) Year ended December 31, 2010	Networks	Applications	Services	Other	Total Group
Revenues	9,643	1,979	3,743	631	15,996
Segment Operating Income (Loss)	187	18	95	(12)	288
PPA Adjustments (excluding restructuring costs and impairment of assets)					(286)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					2
Capital expenditures	464	117	71	40	692

(In millions of euros) Year ended December 31, 2009	Networks	Applications	Services	Other	Total Group
Revenues	9,076	1,914	3,569	598	15,157
Segment Operating Income (Loss)	(297)	(5)	203	43	(56)
PPA Adjustments (excluding restructuring costs and impairment of assets)					(269)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(325)
Capital expenditures	486	107	63	35	691

PPA adjustments (excluding restructuring costs and impairment of assets). PPA adjustments (excluding restructuring costs and impairment of assets) increased somewhat in 2010, to €(286) million compared with €(269) million in 2009. The increase was largely due to the increase in the value of the U.S. dollar relative to the euro in 2010, as the amortization of purchased intangible assets of Lucent, including long-term customer relationships, acquired technologies and in-process R&D was little changed in 2010 compared with 2009.

Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and postretirement benefit plan amendments. In 2010, segment operating income of €288 million for the Group, adjusted for €(286) million in PPA yields income from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €2 million. In 2009, a segment operating loss of €(56) million for the Group, adjusted for €(269) million in PPA yielded a loss from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(325) million.

NETWORKS SEGMENT

Revenues in our Networks segment were €9,643 million in 2010, an increase of 6.2% from €9,076 million in 2009, using current exchange rates. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The increase in the value of other currencies, including the U.S. dollar, relative to the euro in 2010 as compared to 2009 had a positive impact on our reported revenues. At constant exchange rates for 2010 and 2009, our Networks segment revenues would have increased by approximately 1.5% instead of the 6.2% increase actually reported.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

Revenues in our IP division were €1,464 million in 2010, an increase of 24.4% from 2009. Growth was led by an increase of approximately 40% in our IP/MPLS service routers, where demand for our products strengthened throughout the year. IP/MPLS revenue growth was particularly strong in the Americas region. Those gains reflect spending by service providers to continue the transformation of their networks to an all-IP architecture and to accommodate surging volumes of broadband data traffic on their mobile backhaul networks. The IP division also includes our ATM multi-service switching business, where 2010 revenues fell at a double-digit rate from their 2009 level. The decline in ATM revenues reflects the continuing market-wide contraction in spending for that legacy technology.

Revenues in our Optics division were €2,655 million in 2010, a decline of 7.0% from 2009. However, our optics business strengthened as the year progressed. The success of our new WDM platform, combined with a recovery in the WDM market that was driven by the need for additional capacity, resulted in near-30% growth in our WDM business in 2010. Led by the gains in WDM, our overall terrestrial optics revenues increased strongly in the second half of 2010 after a first-half decline, and full-year revenues were flat with 2009. Unlike our terrestrial business, revenues in our submarine optics business remained weak throughout the year, and their double-digit decline from 2009 was largely responsible for the 2010 decline in our overall optics revenues.

Revenues in our Wireless division increased 14.6% in 2010 to €4,064 million, with growth across the entire portfolio of radio access technologies. Growth was dominated by particularly strong spending in the Americas region. There, surging growth in mobile broadband data traffic triggered carrier spending to add capacity and upgrade the data capabilities of their 3G networks. This spending was a key driver of growth in our wireless business in 2010, and our 3G WCDMA business led the growth with a more than 40% increase year over year. Our 3G CDMA business also benefitted from operators’ renewed focus on capacity and enhanced data capabilities, and our CDMA revenues increased sharply after a weak first half. In China, spending for wireless equipment decreased following the roll-out of 3G networks in 2009 and the opening of the World Expo in Shanghai. Later in the year, spending for wireless equipment in China and elsewhere in the Asia-Pacific region strengthened as carriers increased their 2G spending to accommodate subscriber growth. The increased spending for 2G equipment helped drive a very strong second half and a high single-digit full-year increase in our 2G GSM business. Another boost to our wireless business in 2010 was the recognition of our first significant LTE (fourth generation wireless) revenues.

Revenues in our Wireline business fell 4.4% to €1,548 million in 2010. The decline was largely due to (i) a continuing double-digit decline in our TDM switching business reflecting the continuing market-wide contraction in spending for that legacy technology and (ii) a decline in next-generation core networking, which together offset a single-digit increase in our fixed access business. Increased revenues in fixed access were largely due to strong gains in home networking and our GPON fiber-based access business (both in the Asia Pacific and Americas regions), as well as a return of our IPDSLAM business to more normal levels late in the year, led by strong growth in EMEA (Europe, the Middle East and Africa).

Segment operating income in the Networks group was €187 million or 1.9% of revenue in 2010, compared with a segment operating loss of €(297) million in 2009. The significant improvement in segment operating income reflects the impact of higher volumes, ongoing initiatives to reduce costs and expenses, particularly fixed operations, procurement and product design costs, as well as favorable shifts in product and geographic sales mix. The contributions to improved profitability from the IP and Wireless divisions were especially strong.

APPLICATIONS SEGMENT

Revenues in our Applications segment were €1,979 million in 2010 compared to €1,914 million in 2009, an increase of 3.4% at current exchange rates. At constant exchange rates for 2010 and 2009, our Applications revenues would have increased by 0.2% instead of the 3.4% reported increase.

Revenues in our Network Applications business were €794 million in 2010, an increase of 2.2% from €777 million in 2009. Single-digit revenue growth in the Americas and EMEA was largely offset by a decline in the Asia Pacific region. The strongest parts of our Network applications business in 2010 were Digital Media & Advertising, and software customization and maintenance. Those gains were largely offset by declines in spending for some of our legacy applications, including messaging and payment. Revenues in our Motive business (remote customer management) were flat.

Revenues in our Enterprise Applications business increased 3.0% in 2010, to €1,205 million from €1,170 million in 2009. The data networking segment of the business was particularly strong and included initial revenues from our new 10 Gigabit Ethernet switch launched in the second half of the year. Genesys, our contact center software business, also increased, but the voice telephony business remained slow. Overall, the growth in our Enterprise Applications business was concentrated in the Asia Pacific region.

Segment operating income in our Applications business was €18 million or 0.9% of revenue in 2010, compared with a segment operating loss of €(5) million in 2009. The increase in segment operating income was generated by the Enterprise Applications business, largely on the strength of a favorable shift in product mix and expense reduction.

SERVICES SEGMENT

Revenues in our Services segment were €3,743 million in 2010 compared to €3,569 million in 2009, an increase of 4.9% at current exchange rates. At constant exchange rates for 2010 and 2009, our Services revenues would have decreased by 0.5% instead of the 4.9% reported increase. Revenue growth was concentrated in the Americas and the Asia Pacific regions.

Managed and Outsourcing Solutions increased at a double-digit rate in 2010. Growth in the first half of the year was slower as uncertainty about the global economy resulted in delays in roll-out activity at some existing customers, but increased in the second half of the year. Gains were concentrated in the Asia Pacific and EMEA regions, and were driven by new contract roll-outs and the expansion of existing projects.

Revenues in the Network and Systems Integration (NSI) business increased at a double-digit rate in 2010, with more than a 20% increase in the second half of the year. First half results were flat as compared to the year-ago period. Growth was particularly strong in the Americas region and in the Network Design, Integration and Optimization segment. There was keen interest and increased activity in multi-screen and video integration as telephone carriers and their competitors focused increasingly on video distribution over multiple channels including smartphones, TV and the internet.

In the Network Build and Integration (NBI) unit, which is focused on civil works usually attached to the sale of our equipment, revenues fell at a single-digit rate in 2010. Weakness in the MEA (Middle East and Africa) sub-region was largely responsible for that decline, offsetting an increase in activity in India.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

Revenues in the Multi-Vendor Maintenance business increased in 2010, but that growth was more than offset by a decline in our bigger product-attached maintenance business. The decline in our product-attached business was concentrated in the EMEA region and reflected an operator desire to cut spending on maintenance. There was some increase in product-attached maintenance in the Americas, reflecting network expansion. The Americas region also drove the growth in our Multi-Vendor Maintenance business.

Services segment operating income was €95 million or 2.5% of revenue in 2010, compared with €203 million or 5.7% of income in 2009. The decline was due to the negative impacts of product and customer mix, especially in the NSI and NBI units and in the Asia Pacific region.

6.4    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

The following discussion takes into account our results of operations for the years 2009 and 2008, with results presented according to the 2010 organization structure that became effective January 1, 2010. The 2010 organization includes three business segments: Networks, Applications and Services, while the 2009 organization structure consisted of four business segments - Carrier, Enterprise, Services and Applications Software and the 2008 organization structure consisted of three business segments - Carrier, Enterprise and Services. Results of operations were originally presented according to the old organization structure but are presented here according to the new organization structure in order to facilitate comparison with the current period.

Revenues. Revenues totaled €15,157 million in 2009, a decline of 10.8% from €16,984 million in 2008. Approximately 54% of our revenues were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The increase in the value of other currencies, including the U.S. dollar, relative to the euro in 2009 compared with 2008 tempered the decline in our reported revenues. If there had been constant exchange rates in 2009 as compared to 2008, our consolidated revenues would have declined by approximately 12.4% instead of the 10.8% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2009, the average exchange rate that applied for 2008, instead of the average exchange rate that applied for 2009, and (ii) to our exports (mainly from Europe) effected during 2009 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2008. Our management believes that providing our investors with our revenues for 2009 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)	Year ended December 31, 2009	Year ended December 31, 2008	% Change
Revenues as reported	15,157	16,984	(10.8)%
Conversion impact euro/other currencies	(296)	-	(1.7)%
Hedging impact euro/other currencies	16	-	0.1%
Revenues at constant rate	14,876	16,984	(12.4)%

Revenues in our Networks segment fell 17.3% in 2009, as recessionary pressures on service provider capital expenditures were reflected to varying degrees on revenue declines across all four businesses that comprise the Networks segment. Spending cuts were, however, sharply focused on legacy technologies. Our wireline business, for example, reflected pronounced weakness in spending for legacy core switching and, to a lesser extent, legacy ADSL access equipment, and our overall wireline revenues dropped in 2009. Similarly, in our wireless business, a sharp drop in spending for second-generation GSM equipment and CDMA equipment significantly outweighed increased spending for third-generation technologies, and overall wireless revenues fell in 2009.

Optics revenue declined in 2009, as weakness in terrestrial optics offset continued strong growth in submarine optics. There was also a decline in revenues in our IP division as growth in IP/MPLS service routers was more than offset by the secular decline in spending for legacy ATM equipment. Revenues in the Applications segment decreased 0.7% in 2009, with strong spending for Network applications being more than offset by activity in our Enterprise applications business which was significantly impacted by global economic conditions. Revenues in our Services business segment grew 6.4% in 2009, led by very strong growth in managed and outsourcing solutions.

Revenues in 2009 and in 2008 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros)
Revenue by geographical segment	France	Other Western Europe	Rest of Europe	Asia Pacific	USA	Other Americas	Rest of world	Total
2009	1,533	3,039	631	2,978	4,369	1,185	1,422	15,157
2008	1,419	3,537	944	3,192	4,812	1,538	1,542	16,984
% Change 2009 vs. 2008	8%	(14)%	(33)%	(7)%	(9)%	(23)%	(8)%	(11)%

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

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

Research and development costs. Research and development costs were €2,523 million or 16.6% of revenues in 2009, after a net impact of capitalization of €4 million of development expense, a decline of 8.5% from €2,757 million or 16.2% of revenues after the net impact of capitalization of €101 million of development expense in 2008. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €151 million in 2009 and €394 million in 2008. The 8.5% decline in research and development costs reflects the progress we have made enhancing R&D efficiency by focusing on four key areas - IP, optics, mobile and fixed broadband access and applications - while we accelerate the shift of our investment toward next-generation platforms, and the reduced impact from purchase accounting for the Lucent business combination. Those two factors more than offset the unfavorable effects from the sharp reduction in net impact of R&D capitalization year over year (which, by itself, would result in an increase in R&D expense in 2009), the inclusion of a one-time gain of €58 million in 2008 related to the sale of intellectual property and the unfavorable currency impact of the recovery of the U.S. dollar on our dollar denominated expenses.

Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(325) million in 2009 compared to a loss of €(56) million in 2008. The larger loss in 2009 reflects the unfavorable impact of the global recession on volumes and pricing, and lower gross margins, all of which more than offset the favorable impacts of our product cost and fixed cost reduction programs and a decline in the purchase accounting entries resulting from the Lucent business combination booked in 2009. The purchase accounting entries had a negative, non-cash impact of €269 million in 2009 as compared to €522 million in 2008.

In addition, changes in provisions (excluding product sales reserves on construction contracts) adversely impacted income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments in 2009 by €152 million, of which €396 million were additional provisions and €244 million were reversals. Of the €396 million of additional provisions, additional product sales reserves (excluding construction contracts) were €323 million. Reversals of product sales reserves were €162 million during 2009, representing a significant portion of the total reversals of €244 million in 2009. Of the €162 million in reversals, €71 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €20 million of the €162 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals of €71 million were mainly related to new estimates of losses at completion. Changes in provisions (excluding product sales reserves on construction contracts) adversely impacted income (loss) from operating

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

activities before restructuring costs, litigations, impairment of intangible assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €235 million in 2008, of which additional provisions (excluding product sales reserves on construction contracts) were €443 million and reversals were €208 million. Additional product sales reserves (excluding product sales reserves on construction contracts) created during 2008 were €354 million while reversals of product sales reserves (excluding product sales reserves on construction contracts) were €135 million. In 2009, changes in product sales reserves on construction contracts adversely impacted income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €27 million compared to €62 million in 2008.

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

Impairment of Assets. In 2009, we had no asset impairment charges. In 2008, we booked an impairment of assets charge of €4,725 million related to the CDMA, Multicore, Applications, Mobile Access and Fixed Access business divisions within the Carrier segment that had been in place in 2008 and which is now our Networks segment. Of the €4,725 million of charges in 2008, €3,272 million were related to goodwill, €135 million for capitalized development costs, €1,276 for other intangible assets, €39 million for property, plant and equipment and €14 million for financial assets.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

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

6.5    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

The following discussion takes into account our results of operations for the years 2009 and 2008, with results presented according to the new organization structure that became effective January 1, 2010. The 2010 organization includes three business segments: Networks, Applications, and Services, while the 2009 organization structure consisted of four business segments - Carrier, Enterprise, Services, and Applications Software and the 2008 organization structure consisted of three business segments - Carrier, Enterprise and Services. Results of operations for 2009 and 2008 were originally presented according to the organization structure at the time but are presented here according to the 2010 organization structure in order to facilitate comparison with the current period.

The table below sets forth certain financial information on a segment basis for the years ended December 31, 2009 and December 31, 2008. Segment operating income (loss) is the measure of profit or loss by segment that is used by our Chief Executive Officer to perform his chief operating decision making function, to assess performance and allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), as shown in the table below, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included elsewhere in this annual report.

(In millions of euros) Twelve months ended December 31, 2009	Networks	Applications	Services	Other	Total Group
Revenues	9,076	1,914	3,569	598	15,157
Segment Operating Income (Loss)	(297)	(5)	203	43	(56)
PPA Adjustments (excluding restructuring costs and impairment of assets)					(269)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment					(325)
Capital expenditures	486	107	63	35	691

(In millions of euros) Twelve months ended December 31, 2008	Networks	Applications	Services	Other	Total Group
Revenues	10,979	1,927	3,353	725	16,984
Segment Operating Income (Loss)	251	5	234	(24)	466
PPA Adjustments (excluding restructuring costs and impairment of assets)					(522)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendment					(56)
Capital expenditures	640	143	83	36	901

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In 2009, a segment operating loss of €(56) million for the Group, adjusted for €(269) million in PPA, yielded a loss from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(325) million, as shown in the consolidated financial statements. In 2008, segment operating income of €466 million for the Group, adjusted for €(522) million in PPA, yielded a loss from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(56) million, as shown in the consolidated financial statements.

NETWORKS SEGMENT

Revenues in our Networks segment were €9,076 million in 2009, a decline of 17.3% from €10,979 million in 2008, using current exchange rates. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of other currencies, including the U.S. dollar, and the euro. The increase in the value of other currencies, including the U.S. dollar relative to the euro in 2009 as compared to 2008 tempered the decline in our reported revenues. If there had been constant exchange rates in 2009 as compared to 2008, we believe our Networks segment revenues would have declined more than the 17.3% decrease actually reported. However, we were unable to determine what the decline would have been at constant exchange rates in 2009 due to the restatement of the segment financial information to reflect our 2010 business organization.

Revenues in our IP division declined at a low single-digit rate as growth in our IP/MPLS service router business was more than offset by a material decline in ATM switching products. The decline in our ATM business reflected the continued decline in that market for a number of years, since ATM is an older, legacy technology where service providers are cutting back in favor of newer IP-based technology. That trend was exacerbated by difficult economic conditions in 2009, which also had an impact on service provider spending for routers. The overall service provider router market, which has a long record of growth, also declined in 2009. Our own growth in that area reflected an increase in our share of the market.

Revenues for the Optics division declined at a double-digit rate in 2009. The decline was indicative of how the economy affected the overall optical networking market, as many service providers decided they could forego, at least temporarily, the new network capacity they would have added under a healthy economic environment. The weakness in the optical networking market was especially pronounced in the terrestrial segment of the market, where service providers’ network capacity was not constrained. Our undersea optics business, however, continued to grow in 2009, reflecting the build-out of undersea cable systems in areas where none had previously existed, and the addition of needed capacity.

Revenues in our Wireless networks division also declined at a double-digit rate in 2009. Our GSM business fell sharply, negatively impacted by much slower mobile subscriber growth, the shift in service provider spending from 2G to 3G technologies, and foreign exchange devaluations in many developing economies where we have a meaningful GSM business. Our CDMA business also dropped in 2009, primarily due to North America weakness, which more than offset EV-DO (the 3G variant of CDMA) rollouts in China. Our W-CDMA business increased strongly in 2009, driven largely by spending in China and North America, but that increase was insufficient to offset the declines in GSM and CDMA. Finally, although revenues in our nascent LTE (4G wireless) business were not meaningful in 2009, we continued to incur significant development expense as we moved closer to commercial deployment.

Activity in our Wireline networks division was also materially impacted by the legacy-focused cutbacks in service provider spending for new equipment. Our wireline revenues fell in 2009 driven by pronounced weakness in spending for legacy switching equipment. Our fixed access business also declined in 2009, as cutbacks in service provider spending for traditional (DSL) broadband access equipment were caused by difficult economic conditions and increasingly saturated markets, particularly in the developed world. In many geographies, spending for next-generation fiber-based access equipment remained constrained by regulatory uncertainty in 2009.

The Networks segment operating loss was €(297) million in 2009 compared with segment operating income of €251 million, or 2.3% of revenue in 2008. The decrease in segment operating income is due to lower volumes and unfavorable shifts in terms of profitability in both product and geographic sales mix that more than offset cost and expense reductions.

APPLICATIONS SEGMENT

Revenues in our Applications segment were €1,914 million in 2009 compared to €1,927 million in 2008, a decrease of 0.7% using current exchange rates. If there had been constant exchange rates in 2009 as compared to 2008, we believe our Applications segment revenues would have declined more than the 0.7% decrease actually reported. However, we were unable to determine what the decline would have been at constant exchange rates in 2009 due to the restatement of the segment financial information to reflect our 2010 business organization.

Our Network applications business showed some growth in 2009, as service providers responded favorably to our Application Enablement strategy and increased their spending for applications that will allow them to offer new services This was more than offset by weakness in our Enterprise applications business, where voice telephony was hit hard in 2009 by the global recession which had a pronounced impact on corporate spending for new equipment. Spending for data networking equipment saw slight growth in 2009, offsetting some of the weakness in the voice market. Elsewhere in our Enterprise applications group, the industrial components business was sharply impacted by global market conditions, underscoring the highly cyclical nature of the end-markets this business sells to, such as autos, housing and semiconductors. Genesys, our contact center business that has a large presence in the enterprise market, declined in 2009, reflecting the decline in overall corporate investment spending.

Applications segment operating loss was €(5) million in 2009 compared with a segment operating income of €5 million in 2008. The decrease in segment operating income was mainly due to losses in the Enterprise applications business that were slightly offset by improvements in Network applications operating income due to rationalization of the product portfolio around higher margin products, the better absorption of fixed costs through revenue growth and cost reduction initiatives.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2009

COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

SERVICES SEGMENT

Revenues in our services business segment were €3,569 million in 2009, an increase of 6.4% over revenues of €3,353 million in 2008, using current exchange rates. If there had been constant exchange rates in 2009 as compared to 2008, we believe our Service segment revenues would have increased less than the 6.4% increase actually reported. However, we were unable to determine what the change would have been at constant exchange rates in 2009 due to the restatement of the segment financial information to reflect our 2010 business organization.

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

6.6    LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Cash flow for the years ended December 31, 2010 and 2009

Cash flow overview

Cash and cash equivalents increased by €1,463 million in 2010 to €5,040 million at December 31, 2010. This increase was due to cash provided by investing activities of €903 million (mainly, cash proceeds from sale of marketable securities of €1,392 million partially offset by capital expenditures of €692 million), to cash provided by financing activities of €424 million (the cash used for repurchase and repayment of long-term debt being more than offset by the cash received from the issuance of long-term debt and short-term debt) and to the positive net effect of exchange rate changes of €262 million. These positive effects were partially offset by net cash used by operating activities of €126 million.

Net cash provided (used) by operating activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €238 million compared to net cash used by operating activities before changes in working capital, interest and taxes of €215 million for 2009. This increase was primarily due to improved income from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments, which was €2 million in 2010 compared to a loss of €325 million in 2009. The increase is also explained by the lower amount of net reversal (appropriation less utilization and reversal) of product sales reserves included in the income (loss) before income tax and discontinued operations in 2010, such net reversal being €42 million, compared with €172 million in 2009. All other differences in the non-cash items included in the income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments have a comparable impact between 2010 and 2009.

Net cash used by operating activities was €126 million in 2010 compared to €5 million used in 2009. This amount reflects the positive impact of the net cash provided in 2010 by operating activities before changes in working capital, interest and taxes, as explained in the preceding paragraph, but it also reflects the negative cash impact of the reduced net cash provided in 2010 by operating working capital, vendor financing and other current assets and liabilities, which amounted to

€10 million, compared to €471 million provided in 2009. The change from €471 million to €10 million between the two periods related to the decrease in cash provided by working capital, representing an amount of cash used of €63 million in 2010 compared to an amount of cash provided of €490 million in 2009 (mainly due to the improvement of our revenues in 2010, which resulted in a corresponding increase of our working capital needs). Net interest and taxes paid represented net cash used of €374 million in 2010 compared to €261 million in 2009. This reflects higher taxes paid in 2010 compared to 2009, and the higher net interest paid due to a decrease of our net cash position during 2010, together with the increase of the weighted average interest rate of our gross financial debt following the issuance of new bonds (such as the convertible/exchangeable bond issued in September 2009 with an interest rate of 5%), combined with the redemption and repurchase of the Lucent Series A convertible debentures, which had an interest rate of 2.875%.

Net cash provided (used) by investing activities. Net cash provided by investing activities was €903 million in 2010 compared to €58 million in 2009. This increase of €845 million was mainly due to the amount of cash provided by the disposal of marketable securities in 2010 of €1,392 million compared to a net cash used by the acquisition of marketable securities in 2009 of €1,062 million, partially offset by a lower level of net cash provided by the proceeds from disposal of consolidated, non consolidated entities or equity affiliates, which represented €200 million in 2010 (of which €96 million related to our disposal of our vacuum pump activity and €75 million related to our disposal of 2Wire shares), compared with €1,760 million in 2009 (of which €1,566 million related to the disposal of our remaining shares in Thales and €128 million related to our disposal of our fractional horsepower motors activity).

Net cash provided (used) by financing activities. Net cash provided by financing activities amounted to €424 million in 2010 compared to net cash used of €247 million in 2009. The primary changes were the decrease in the amount of repayment of short-term and long-term debt with €384 million repaid in 2010 (of which €327 million for redemption of the 2.875 % Series A Lucent convertible bond with an optional redemption date in June 2010) compared to €1,299 million repaid in 2009 (of which €777 million for redemption of the 4.375% Alcatel bond due February 2009 and €382 million for early redemption of other bonds) and the issuance in 2010 of €816 million of new long-term and short-term debt (of which €487 million of net proceeds from the issuance of Senior Notes 8.50% due January 2016 and €195 million of net proceeds from the issuance of floating rate notes due 2011/2012,

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESSOURCES

extendable to 2016) compared to €1,056 million in 2009 (of which €974 million related to a new convertible bond-Oceane 5.00% due January 2015).

Disposed of or discontinued operations. No cash was provided in 2010 from disposed of or discontinued operations, compared to net cash provided of €115 million in 2009 (related to adjustments of the selling price of businesses sold to Thales in 2007).

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

Our short-term cash requirements are primarily related to funding our operations, including our restructuring programs, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €5,689 million as of December 31, 2010, are sufficient to fund our cash requirements for the next 12 months. Approximately €1,110 million of our cash, cash equivalents and marketable securities are held in countries, primarily China, which are subject to exchange control restrictions. These restrictions can limit the use of such funds by our subsidiaries outside of their local jurisdictions. Repatriation efforts are underway to reduce that amount. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

During 2011, the projected amount of cash outlays pursuant to our previously-announced restructuring programs is expected to be in the same order of magnitude as for 2010, that is, approximately €400 million. We expect a somewhat lower level of capital expenditures compared to those in 2010, which amounted to €692 million including capitalization of development expenditures.

In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. We used the net proceeds of this issuance to partially refinance our convertible/exchangeable bonds (OCEANE) 4.75% due on 1 January 2011. The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect. The Senior Notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the Senior Notes at a redemption price equal to 101% of their principal amount thereof, plus any accrued and unpaid interest.

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

At March 16, 2011, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B	B	Negative	November 9, 2009	November 9, 2009

At March 16, 2011, the credit ratings of Alcatel-Lucent USA Inc. (ex Lucent) were as follows:

Rating Agency	Long-term debt		Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn	(1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B		n.a	Negative	November 9, 2009	November 9, 2009

(1)	Except for preferred notes and bonds that continue to be rated (last update February 18, 2009).

Moody’s: On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESSOURCES

Standard & Poor’s: On November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short - term credit rating of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from CCC+ to CCC. The negative outlook of the ratings was maintained.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

At December 31, 2010, our total financial debt, gross amounted to €5,378 million compared to €4,755 million at December 31, 2009.

Short-term Debt. At December 31, 2010, we had €1,266 million of short-term financial debt outstanding, which included €818 million of Convertible / exchangeable bond (OCEANE) 4.75% due January 1, 2011 (already repaid, as mentioned above), €175 million of floating rate bonds issued in July and October 2010 due 2011 but extendable annually until 2016 or up to 2016 for €170 million and €123 million of accrued interest payable, with the remainder representing bank loans and lines of credit and other financial debt.

Long-term Debt. At December 31, 2010 we had €4,112 million of long-term financial debt outstanding.

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at December 31, 2010

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

The outstanding bonds of Alcatel-Lucent and Alcatel-Lucent USA Inc. do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

Alcatel-Lucent syndicated bank credit facility. On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at February 9, 2011, the date of approval by Alcatel-Lucent’s Board of Directors of the Group’s 2010 financial statements.

6.7    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations that extend beyond 2011. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2010 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated statement of financial position included in this annual report.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2011	2012-2013	2014-2015	2016 and after	Total
Financial debt (excluding finance leases)	1,236	480	1,379	2,246	5,341
Finance lease obligations (1)	30	7	-	-	37
Equity component of convertible bonds	-	263	202	84	549
Sub-total - included in statement of financial position	1,266	750	1,581	2,330	5,927
Finance costs on financial debt (2)	261	537	429	1,133	2,360
Operating leases	247	341	204	209	1,001
Commitments to purchase fixed assets	56	-	-	-	56
Unconditional purchase obligations (3)	456	553	385	551	1,945
Sub total - commitments not included in statement of financial position	1,020	1,431	1,018	1,893	5,362
Total contractual obligations (4)	2,286	2,181	2,599	4,223	11,289

(1)	Of which €34 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

(2)	To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24 to our consolidated financial statements included elsewhere in this annual report. If all outstanding debentures at December 31, 2010 were not redeemed at their respective put dates, an additional finance cost of approximately €244 million (of which €49 million would be incurred in 2013-2015 and the remaining part in 2016 or later) would be incurred until redemption at their respective contractual maturities.

(3)	Of which €1,606 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table (refer to Note 25 to our consolidated financial statements included elsewhere in this annual report).

OFF BALANCE SHEET COMMITMENTS

On December 31, 2010, our off-balance sheet commitments and contingencies amounted to €2,708 million, consisting primarily of €1,107 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally, we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as delays in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,708 million is approximately €340 million in customer financing commitment provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)	2010	2009	2008
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,107	1,096	1,232
Discounted notes receivable (1)	2	2	5
Other contingent commitments (2)	1,044	675	770
Sub-total - contingent commitments	2,153	1,773	2,007
Secured borrowings (3)	15	22	24
Cash pooling guarantee (4)	540	296	473
Total (5)	2,708	2,091	2,504

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in note 18.

(2)	The increase between 2009 and 2010 is mainly explained by guarantees given on funding requirements of U.K. pension plans (€94 million) and guarantees given to French custom and tax authorities in the context of the creation of ALU International (€218 million).

(3)	Excluding the subordinated guaranties described below on certain bonds.

(4)	The cash pooling guarantee is granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

(5)	Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 25 for a summary of our expected contribution to these plans.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2010 consolidated financial statements included elsewhere in this document. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €1 million as of December 31, 2010 (€2 million as of December 31, 2009).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6-7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

In connection with our consent solicitation to amend the indenture pursuant to which Lucent’s 2.875% Series A convertible debentures due 2023 and 2.875% Series B convertible debentures due 2025 were issued, on December 29, 2006, we issued a full and unconditional guaranty of these debentures. The guaranty is unsecured and is subordinated to the prior payment in full of our senior debt and is pari passu with our other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations. These subordinated guarantees are not included in the preceding table.

Customer financing. Based on standard industry practice, from time to time, we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

As of December 31, 2010, net of reserves, we had an exposure of approximately €260 million under drawn customer-financing arrangements, representing approximately €255 million of deferred payments and loans, and €5 million of guarantees. In addition, as of December 31, 2010, we had further commitments to provide customer financing for approximately €33 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

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

Outsourcing transactions

During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”) and implemented it in 2010, as was the case for other outsourcing transactions signed in 2009 and 2010 with other service providers concerning payroll and certain R&D and business process activities.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP will invest its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €28 million of these restructuring costs were incurred during 2010.

As part of the transfer of resources, Alcatel-Lucent sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above representing a total amount of €34 million of finance lease obligations.

Also as part of the overall arrangement with HP, Alcatel-Lucent has committed to purchase €202 million of additional HP goods and services to be used in the context of customer networks over a four-year period until October 31, 2013 (with a remaining commitment of €173 million as of December 31, 2010). The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the contractual payment obligations table above, under the headings “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

—

a minimum value commitment regarding the amount of IT Managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above and with a remaining commitment of €1,206 million as of December 31, 2010); and

—

commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €227 million as of December 31, 2010).

These two commitments for the remaining part as of December 31, 2010 are included in the contractual payment obligations table above under the heading “Unconditional purchase obligations”.

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. In the fourth quarter of 2009, Alcatel-Lucent USA Inc. recorded an additional provision of U.S.$22 million for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean up of the Fox River in Wisconsin, USA. In 2010, a reversal of €4 million was accounted for based upon NCR Corporation’s reduction of the amount of the claim it has asserted against AT&T Corp. and Alcatel-Lucent. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the consolidated financial statements included elsewhere in this annual report. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s Other Commitments - Contract Manufacturers

Alcatel-Lucent USA Inc. outsources most of its manufacturing operation to electronic manufacturing service (EMS) providers. Until 2008, two EMS providers, Celestica and Solectron (acquired by Flextronics in October 2007), had exclusive arrangements with Alcatel-Lucent USA Inc. to supply most of Alcatel-Lucent USA Inc.-designed wireless and wireline products. Although no longer exclusive suppliers, Celestica

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6-7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

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

Alcatel-Lucent USA Inc.’s Guarantees and Indemnification Agreements

Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$72 million of lease obligations as of December 31, 2010 (U.S.$86 million of lease obligations as of December 31, 2009), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on each of December 31, 2010 and

December 31, 2009). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

CUSTOMER CREDIT APPROVAL PROCESS AND RISKS

We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Trade and Project Finance group, and in some cases, be assessed by a central Financial Analysis and Risk Assessment Team, each independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.

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

CAPITAL EXPENDITURES

We expect a somewhat lower amount of capital expenditures compared to those of 2010, which amounted to €692 million including capitalization of development expenses. We believe that our current cash, cash equivalents and marketable securities and funding arrangements, provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will re-evaluate our capital expenditure priorities appropriately. We may be also required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on that funding arrangement to meet our cash needs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.8 OUTLOOK FOR 2011

6.8    OUTLOOK FOR 2011

Looking to 2011, we feel confident to grow faster than our addressable market and aim at a significant increase in profitability with an income from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impact of Lucent’s purchase price allocation) above 5% of 2011 revenues.

6.9    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

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

Derivative financial instruments held by us at December 31, 2010 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The largest position part of our issued debt is in euro and U.S. dollar. We use interest rate derivatives to convert a part of the fixed rate debt into floating rate in order to cover the interest rate risk.

COUNTERPARTY RISK

For our marketable securities, cash, cash equivalents and financial derivative instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored daily, with strict limits based on the counterparties’ rating. All of our counterparties were classified in the investment grade category as of December 31, 2010. The exposure of each market counterparty is calculated taking into account the fair value of the underlying market instruments.

FOREIGN CURRENCY RISK

Since we conduct commercial and industrial operations throughout the world, we are exposed to foreign currency risk. We use derivative financial instruments to protect ourselves against fluctuations of foreign currencies which have an impact on our assets, liabilities, revenues and expenses.

Future transactions mainly relate to firm commercial contracts and commercial bids. Firm commercial contracts and commercial bids are hedged by forward foreign exchange transactions. The duration of future transactions that are not firmly committed does not usually exceed 18 months.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.9 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

INTEREST RATE RISK ON FINANCIAL DEBT, NET

In the event of an interest rate decrease, the fair value of our fixed-rate debt would increase and it would be more costly for us to repurchase it (not taking into account that an increased credit spread reduces the value of the debt).

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2010 and 2009, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

		December 31, 2010				December 31, 2009
(In millions of euros)	Booked value	Fair value	Fair value variation if rates fall by 1% (3)	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1% (3)	Fair value variation if rates rise by 1%
Assets
Marketable securities	649	649	4	(4)	1,993	1,993	10	(10)
Cash and cash equivalents (1)	5,040	5,040	-	-	3,577	3,577	-	-
Liabilities (2)
Convertible bonds	(2,739)	(3,151)	(114)	106	(2,924)	(3,309)	(150)	143
Non convertible bonds	(2,286)	(2,131)	(126)	114	(1,521)	(1,287)	(98)	89
Other financial debt	(353)	(353)	-	-	(310)	(310)	-	-
Interest rate derivatives	42	42	16	(16)	43	43	19	(19)
Loan to co-venturer - financial asset	24	24	-	-	28	28	-	-
Debt/cash position	377	120	(220)	200	886	735	(219)	203

(1)	For cash and cash equivalents, the booked value is considered as a good estimation of the fair value.

(2)	Over 95% of our bonds have been issued with fixed rates. At year-end 2010 and at year-end 2009, the fair value of our long-term debt was higher than its booked value due to decreasing credit spread and interest rates.

(3)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2010.

FAIR VALUE HEDGE AND CASH FLOW HEDGE

The ineffective portion of changes in fair value hedges and cash flow hedges was a profit of €2 million at December 31, 2010, compared to a profit of €2 million at December 31, 2009 and a profit of €13 million at December 31, 2008. We did not have any amount excluded from the measure of effectiveness.

NET INVESTMENT HEDGE

We have stopped using investment hedges in foreign subsidiaries. At December 31, 2010, 2009 and 2008, there were no derivatives that qualified as investment hedges.

EQUITY RISKS

We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

We may also use derivative instruments on our shares held in treasury. Such transactions are authorized as part of the stock repurchase program approved at our shareholders’ general meeting held on June 1, 2010.

We do not have any derivative instruments in place on investments in listed companies or on our shares held in treasury.

Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 28 to our consolidated financial statements included elsewhere herein.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

6.10    LEGAL MATTERS

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

ACTIONS AND INVESTIGATIONS

Costa Rican Actions

Beginning in early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments made by consultants allegedly on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT”), or other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of Instituto Costarricense de Electricidad (ICE), the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel commenced an investigation into this matter.

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$52 million (in the case of the Attorney General’s Office) and U.S.$20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S.$71.6 million. No formal notice of a revised civil claim has so far been received by CIT. The trial of the criminal case started on April 14, 2010 and is ongoing.

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE’s claims are not included in the agreement with the Attorney General and are pending and currently in trial, as noted above.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM

Contract”), in connection with which ICE is claiming compensation of U.S.$59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S.$59.8 million and call the performance bond. CIT was notified of the termination by ICE of this portion of the 400 KL GSM Contract on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S.$78.1 million in the aggregate, of which ICE has collected U.S.$5.9 million.

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S.$44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT will collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The preliminary court hearing, which commenced on October 6, 2009, concluded and the case will proximately be set for trial.

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years. The administrative proceeding was suspended on December 8, 2009 pending the resolution of the criminal case mentioned above. In March 2010, CIT was notified of a new administrative proceeding whereby ICE seeks to ban CIT from procurement contracts, as a consequence of alleged material breaches under the 400KL GSM Contract (in particular, in connection with failures related to road coverage and quality levels).

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent generated €3 million in revenue from Costa Rican contracts in 2010 and expects to generate approximately €1.5 million of revenues in 2011. Based on the amount of revenue expected from these contracts,

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 Legal Matters

Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

U.S. Prosecutions and Cases

The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) conducted an investigation into possible violations by Alcatel-Lucent of the Foreign Corrupt Practices Act (“FCPA”) and federal securities laws. In connection with that investigation, the DOJ and the SEC requested information regarding Alcatel-Lucent’s operations in multiple countries.

Alcatel-Lucent engaged in settlement discussions with the DOJ and the SEC with regard to the FCPA investigations. These discussions resulted in filed settlement agreements with the DOJ and the SEC. Final judgment has been entered in the SEC case, according to which, Alcatel-Lucent neither admits nor denies the allegations in the SEC’s complaint, is permanently restrained and enjoined from future violations of U.S. securities laws, is liable for U.S.$45.4 million in disgorgement of profits and prejudgment interest, and agrees to engage a three-year French anticorruption compliance monitor to evaluate the effectiveness of Alcatel-Lucent’s internal controls, record-keeping and financial reporting policies and procedures.

Acceptance of the DOJ agreement by the court is pending; there can be no assurances that the agreement will be accepted in court. Under the DOJ agreement, Alcatel-Lucent will enter into a three-year deferred prosecution agreement (DPA), charging Alcatel-Lucent with violations of the internal controls and books and records provisions of the FCPA in connection with conduct in Costa Rica, Honduras, Malaysia, Taiwan, Kenya, Nigeria, Bangladesh, Ecuador, Nicaragua, Angola, Ivory Coast, Burkina Faso, Uganda, and Mali. Alcatel-Lucent will also pay a total criminal fine of U.S.$92 million - payable in four instalments over the course of three years. If Alcatel-Lucent fully complies with the terms of the DPA, the DOJ will dismiss the charges upon conclusion of the three-year term. In addition, three Alcatel-Lucent subsidiaries - Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica - will each plead guilty to conspiracy to violate the FCPA’s antibribery, books and records and internal accounting controls provisions. The agreement with the DOJ also contains provisions relating to a three-year French anticorruption compliance monitor.

Alcatel-Lucent has recognized a provision of €100 million as of December 31, 2010 in connection with these FCPA investigations, which is equivalent to the sum of U.S.$45.4 million as agreed upon in the SEC settlement and U.S.$92 million as agreed upon in the agreement with the DOJ, discounted back to net present value and converted into euros.

On April 30, 2010, ICE filed a civil RICO claim in state court in Miami, Florida (USA). ICE claimed that several different Alcatel-Lucent entities, along with a former employee, were engaged in a worldwide scheme of bribery and corruption, during which they made payments to senior officials of the Costa Rican government and ICE. ICE claimed it was damaged from this conduct and sought treble damages, disgorgement, and other damages and relief. On January 18, 2011, the court granted the Alcatel-Lucent defendants’ motion to dismiss on forum non conveniens grounds, and directed ICE to refile its claim in Costa Rica. ICE has stated that it intends to appeal this decision.

Investigations in France

French authorities are carrying out investigations into certain conduct by Alcatel-Lucent subsidiaries in Costa Rica, Kenya, Nigeria, and French Polynesia.

With respect to Costa Rica, French authorities are investigating CIT’s payments to consultants in the Costa Rica matter described above.

With respect to Kenya, the authorities are conducting an investigation to ascertain whether inappropriate payments were received by Kenyan public officials as a result of consultant payments that CIT made in 2000 in connection with a supply contract between CIT and a privately-owned company in Kenya.

With respect to Nigeria, French authorities have requested that Alcatel-Lucent produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent has responded to the request and is continuing to cooperate with the investigating authorities.

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (“ALSN”), and certain former or current employees of ALSN in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ALSN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those former employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ALSN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter.

Alcatel-Lucent is unable to predict the outcome of these investigations and its effect on Alcatel-Lucent’s business. In particular, if ALSN were convicted of a criminal violation, the French courts could, among other things, fine ALSN and/or ban it from participating in French public procurement contracts for a certain period. ALSN generated approximately €20 million of revenues from French public procurement contracts in 2010 and expects to generate approximately €1 million of revenues in 2011. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

Malaysia

Malaysian authorities are conducting an investigation following disclosure of events in Malaysia that occurred between 2004 and 2006 involving certain conduct by former employees of Alcatel-Lucent subsidiary in Malaysia that were described in the public court filings by the DOJ and SEC referred to above. The investigation is currently focused on payments totalling approximately U.S.$ 15,000 made to employees of a government controlled customer in exchange for non-public information. The Alcatel-Lucent subsidiary in Malaysia is cooperating with this investigation. Alcatel-Lucent is unable to predict the outcome of this investigation and its effect on Alcatel-Lucent’s business in Malaysia.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 Legal Matters

LUCENT’S EMPLOYMENT AND BENEFITS RELATED CASES

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs alleged that Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the U.S. Internal Revenue Code, the U.S. Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims. The Special Committee denied the plaintiffs’ claims and the case returned to the court, where limited discovery was completed.

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

As a result of the court’s findings for 2003, Lucent established a provision for U.S.$27 million during the second quarter of 2008. As a result of the ongoing discovery and analysis, this reserve was adjusted from time to time. On January 21, 2010, the parties agreed to settle the lawsuit for the sum of U.S.$36 million. The settlement was memorialized in a Settlement Agreement, which was approved by the court on November 8, 2010 by way of a Final Judgment Approving Settlement. This judgment became final on December 9, 2010 as it was not appealed within the statutory delay. Lucent funded the net settlement amount of U.S.$35.8 million in December 2010.

Lucent implemented various actions to address the rising costs of providing retiree health care benefits and the funding of the Lucent pension plans. These actions led to the filing of cases against Lucent (now closed) and may lead to the filing of additional cases.

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

Microsoft

Lucent, Microsoft and Dell have been involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, certain Dell and

Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including two trials held in 2008. In one of these trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately U.S.$357 million in damages for Microsoft’s infringement of the “Day” patent, which relates to a computerized form entry system. On June 19, 2008, the Court entered judgment on the verdict and also awarded prejudgment interest exceeding U.S.$140 million. The total amount awarded Alcatel-Lucent relating to the Day patent exceeded U.S.$497 million.

On December 15, 2008, Microsoft and Alcatel-Lucent executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations, with the exception of Microsoft’s appeal of the Day patent verdict to the Court of Appeals for the Federal Circuit. This settlement included dismissing all pending patent claims in which Alcatel-Lucent is a defendant and provided Alcatel-Lucent with licenses to all Microsoft patents-in-suit in these cases. Also, on May 13, 2009, Alcatel-Lucent and Dell agreed to a settlement and dismissal of the appeal issues relating to Dell from the April 2008 trial.

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

On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent. On April 23, 2010, Alcatel-Lucent filed its Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. A trial was scheduled for January 10, 2011 in US District Court in San Diego to determine the amount of compensation owed to Alcatel-Lucent by Microsoft for its infringement of the Day patent. On January 11, 2011, the Court rescheduled the trial for July 19, 2011 to allow the parties to address a January 4, 2011 appellate decision in a separate matter.

In a parallel proceeding, the United States Patent and Trademark Office issued a Re-examination Certificate on March 2, 2010 confirming the validity of the Day patent in response to a re-examination request filed by Dell in May of 2007.

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

Except for these governmental investigations and legal proceedings and their possible consequences as set forth above, the Company is not

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 Legal Matters

aware, as of date this document is being published, of any legal proceeding or governmental investigation (including suspended or threatened proceeding) against Alcatel-Lucent and/or its subsidiaries that could have a material impact on the financial situation or profitability of the Group.

6.11    RESEARCH AND DEVELOPMENT -EXPENDITURES

EXPENDITURES

In 2010, in absolute value, 15.6% of revenues were spent in innovation and in supporting our various product lines. These expenditures amounted to €2.5 billion before capitalization of development expenses and capital gain (loss) on disposal of fixed assets, and excluding the impact of the purchase price allocation entries of the business combination with Lucent.

ACCOUNTING POLICIES

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for development costs, which are capitalized as an intangible asset when the following criteria are met:

—	the project is clearly defined, and the costs are separately identified and reliably measured;

—	the technical feasibility of the project is demonstrated;

—	the ability to use or sell the products created during the project;

—	the intention exists to finish the project and use or sell the products created during the project;

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

Specifically for software, useful life is determined as follows:

—	in case of internal use: over its probable service lifetime; and

—	in case of external use: according to prospects for sale, rental or other forms of distribution.

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

The value assigned to purchase in-process research and development is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.11 RESEARCH AND DEVELOPMENT - EXPENDITURES

During the year ended December 31, 2010, we accounted for an impairment loss of €6 million for related to acquired technologies (there was no impairment during the year ended December 31, 2009).

We accounted for impairment losses for capitalized development costs of €3 million in 2010 and €20 million in 2009. 2009 losses related to our decision, in the fourth quarter of 2009, to stop any new WiMax development on the existing hardware platform and software release.

APPLICATION OF ACCOUNTING POLICIES TO CERTAIN SIGNIFICANT ACQUISITIONS

We did not make any significant acquisitions in 2009 and 2010.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.11 RESEARCH AND DEVELOPMENT - EXPENDITURES

CORPORATE GOVERNANCE

7.1 GOVERNANCE CODE

7    CORPORATE GOVERNANCE

7.1    GOVERNANCE CODE

Alcatel Lucent is compliant with the AFEP-MEDEF Code of corporate governance for listed corporations (sometimes referred to as “the Code” - see the MEDEF website: www.medef.fr). The Code is the result of the consolidation of the AFEP and MEDEF report of October 2003 and their Recommendations of October 2008 regarding the compensation of executive directors of companies whose shares are admitted to trading on a regulated market. At its meetings on October 29 and December 11, 2008, our Board of Directors confirmed, and then published, its adherence to the AFEP and MEDEF Recommendations. The principles of the Code govern, among other things, the operating rules of our Board of Directors and its Committees, as described in the Board of Directors’ Operating Rules.

In addition, since our securities are listed on the New York Stock Exchange (hereinafter referred to as “NYSE”), we make every effort to reconcile the above-mentioned principles with the applicable NYSE rules on corporate governance, as well as with the provisions of the U.S. Sarbanes-Oxley Act, which came into force in 2002. Where relevant, we have specified throughout Chapter 7 the main ways in which our corporate governance practices comply with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers” listed on that exchange.

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

The duties of the Chairman of the Board of Directors, performed by Mr. Camus since October 1, 2008, and those of the CEO, performed by Mr. Verwaayen since September 15, 2008, are separated. The shareholders’ meeting held in June 2010 renewed Mr. Camus’ term of office as board member and Chairman for 3 years, and Mr. Verwaayen’s term of office as board member and CEO for 3 years also, that is, until the shareholders’ meeting which will be held to approve the accounts for fiscal year ending December 31, 2012.

The removal and replacement of either the Chairman or the CEO may be decided by a simple majority vote of the directors present or represented at the meeting. The Board has a set of Operating Rules which set forth, among other things, the distribution of powers between the Board of Directors and the CEO in the context of the general principles defined by law. These Operating Rules, which were modified by the Board in 2010, can be found in full in Section 7.1.3 “Operating Rules of the Board of Directors”. The Operating Rules define broadly the powers of the Board and the matters on which the CEO must obtain prior approval from the Board of Directors.

The Board of Directors has also granted Mr. Camus a delegation of authority enabling the Chairman to represent the Group at high-level meetings, in particular with government representatives.

Membership and operation of the Board

Our Board of Directors has 11 directors whose term of office has been reduced to 3 years. The term of office used to be of 4 years, and usually ended simultaneously. In order to comply with the AFEP-MEDEF Code it was decided at the shareholders’ meeting of June 2010, in the context of the renewal of the term of office of some directors, to amend the Articles of Association to stagger the directors’ terms of office.

According to our Articles of Association, our Board of Directors must also include two observers (in French, “Censeurs”). The nomination of the observers must be proposed at a Shareholders’ Meeting and the two observers must, at the time of their appointment, be both salaried employees of Alcatel-Lucent or of an affiliate and members of an Alcatel-Lucent mutual fund (in French, “fonds commun de placement”). At the shareholders’ meeting of June 2010 the Articles of Association were amended to bring the duration of the term of office from two to three years, thus allowing for staggered term of office for the observers.

At December 31, 2010, the Board consisted of directors representing six different nationalities and the average age of its members was 62.

Under the Articles of Association, each director must own at least 500 shares in the company and undertake to comply with the ethics rules of the Director’s Charter which was updated on March 28, 2007 pursuant to a decision of the Board of Directors. Information concerning the Directors and observers can be found in Section 7.2 “Management”.

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

—	Independence criteria

At its meeting of February 9, 2011, the Board of Directors reviewed the directors’ independence according to the criteria selected by our Company which are based on the recommendations of the AFEP-MEDEF Code: “A director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment.”

7

CORPORATE GOVERNANCE

7.1 GOVERNANCE CODE

The criteria selected are based on both the recommendations of the AFEP-MEDEF Code and the requirements of the NYSE. The independence criteria defined by the Board of Directors comply with the criteria mentioned in the AFEP-MEDEF Code, except for the criterion that a director’s total term of office should not exceed 12 years.

The Board of Directors thus favored the directors’ competence and experience as well as good knowledge of the Group, assets which do not represent a potential conflict of interest between directors and management. Moreover, this AFEP-MEDEF criterion is not included in the requirement of the NYSE.

The company also complies with the rules of the NYSE and the provisions of the Sarbanes-Oxley Act on this issue. These rules stipulate that the majority of members of the Board of Directors in a U.S. listed company must be independent and that the Board must determine whether the independence criteria are met. Our Board made this determination at its meeting of February 9, 2011.

—	Board of Directors’ independence

Our Board of Directors also includes at least one independent director who has financial expertise, as recommended in Article 5 of its Operating Rules.

On February 9, 2011, our Board of Directors re-examined the situation of each director with respect to the independence criteria of the AFEP-MEDEF Code. Based on all of these criteria, the Board determined that Lady Jay, Ms. Cico, Mr. Bernard, Mr. Blount, Mr. Eizenstat, Mr. Hughes, Mr. Monty, Mr. Piou and Mr. Spinetta, that is, nine of its 11 members, are independent.

Since at least half of the Board members are independent directors, the number of the Board’s independent directors complies with the recommendations of the AFEP-MEDEF Code.

—	Committees’ independence

At its meeting of February 9, 2011, the Board of Directors acknowledged the independence of all of the directors who are members of the Audit and Finance Committee, of the Corporate Governance and Nominating Committee, of the Compensation Committee, and of the Technology Committee in compliance with its Operating Rules. The number of independent directors within each committee complies with the recommendations of the AFEP-MEDEF Code.

Committees of the Board of Directors

Our Board of Directors has four committees which are as follows: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee. Their role and operating procedures are described in Section 7.4 “Committees of the Board”.

Each Committee has its own operating rules approved by the Board.

Directors’ charter and ethics

Before accepting office, each director must consider the Directors’ Charter and the obligations resulting from his or her office. The Charter stipulates that each director must attend meetings and dedicate the time and care required by the office, respect confidentiality, contribute to setting our company’s strategic direction and monitor implementation of the strategy. The Directors’ Charter also encourages the directors to own a significant number of shares (each director must hold a minimum of 500 shares), and stipulates that each director must comply with applicable securities laws as well as with the rules of our “Alcatel-Lucent Insider Trading Policy” designed to prevent insider trading. Directors are also reminded that under French regulatory requirements, a director must notify the Autorité des Marchés Financiers (the French securities regulator) of any personal transactions involving Alcatel-Lucent shares.

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

Directors’ fees

The directors receive directors’ fees (i) for a fixed portion, for performing their duties on the Board of Directors and, where relevant, on one of the Boards’ committees, (ii) for a variable part, for their attendance at the various meetings. Additional directors’ fees are equally allocated among the directors, subject to the investment in shares of the amount granted and to the holding of the acquired shares during the duration of the term of office as director, as described in Section 7.5.2 “Compensation of Directors and observers”. However, in accordance with the provisions of Article 6 of the Board of Directors’ Operating Rules (see Section 7.1.3 “Operating Rules of the Board of Directors”), the Chairman and the Chief Executive Officer do not receive any attendance fees.

7.1.2 COMPENSATION POLICY FOR THE EXECUTIVE DIRECTORS OF THE COMPANY

The Board of Directors ensures a balance between the various components of the Executive Directors’ compensation (fixed and variable compensation, stock options and Performance share awards, and additional pension benefits if any). It also ensures that these

CORPORATE GOVERNANCE

7.1 GOVERNANCE CODE

components are set in accordance with the general principles of comprehensiveness, balance, benchmarking, consistency, clarity of the rules and reasonableness set forth in the AFEP-MEDEF Code.

As per the Code, none of the Executive Directors has an employment contract with our company.

Executive Directors are not entitled to severance payments when they leave the company.

Compensation breakdown

The Board elected to target the efforts and competencies of the Chairman and CEO on both short-term and medium to long-term goals. The performance criteria were also set in such a manner as to allow the Board of Directors to assess the medium and long-term measures taken by the Executive Directors in areas where such measures were most likely to have a delayed impact on the Group’s financial performance (see Sections 7.5 “Compensation” and 7.6 “Interest of employees and senior management in Alcatel-Lucent’s capital”)

The Board of Directors therefore opted to have most of the CEO’s and Chairman’s compensation tied to quantitative criteria based on the evolution of the Group’s financial position and, if applicable, to qualitative criteria which measure the improvement in our governance.

—	Chairman’s Compensation

The Board of Directors elected to split the Chairman’s compensation between a fixed cash amount and Performance shares. The fixed portion was only 1.8 times higher than the average remuneration of the company’s directors. The Chairman’s compensation does not include a variable portion (see Section 7.5.1.1 “Chairman of the Board of Directors”).

As the above awards of Performance shares are conditioned by performance criteria, over half of the Chairman’s overall remuneration is dependent on the achievement of Performance objectives. The performance criteria underpinning the performance shares correspond to the quantitative and qualitative targets set for the Chairman. These targets will be assessed by the Board of Directors.

In accordance with the recommendations of the Code, the Board of Directors also set the holding and purchase obligation conditions for the Performance share awards. Under these conditions, the Chairman is required to retain a number of Alcatel-Lucent shares equal in value to 100% of his annual compensation until the end of his term of office. In addition, he is required to purchase a number of company shares equivalent to 40% of the fully vested Performance shares awarded to him (see Section 7.6.2.3 “Performance shares grants to the Executive Directors”).

—	Chief Executive Officer’s Compensation

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

The performance targets which condition the CEO’s variable compensation are particularly challenging in view of the issues at stake and the company’s financial situation. The Board of Directors reviews the targets annually based on proposals by the Compensation

Committee. The targets were set against a backdrop of unfavorable conditions both worldwide and in the Telecom sector. Unlike the Group’s other executives (including executive officers), the CEO’s performance criteria are all quantitative (see Section 7.5.1.2 “Chief Executive Officer”, Section 7.6.2.3 “Performance share grants to the Executive Directors” and Section 7.6.3.3 “Stock option grants to the Executive Directors”).

The CEO’s total annual compensation is consistent with the compensation of other members of the Group’s senior management.

Additional pension benefits

As a director of Alcatel-Lucent, the CEO participates in a private retirement pension plan open to a group of beneficiaries mainly comprising French executive officers from the Group. The plan has around 400 beneficiaries. The Board of Directors guaranteed the CEO a pension equal to 40% of his compensation based on the average of the two best paid years in the last five years of his career at the Company taking into account all retirement rights acquired.

The “Pension” entitlement awarded to the CEO is not expressly conditioned upon the termination of the beneficiary’s career in our company. The Board of Directors therefore laid down performance conditions to be assessed during his term of office, thus rendering the pension benefit contingent on the achievement of performance criteria (see Section 7.5.1.2 “Chief Executive Officer”).

Stock options and Performance shares

The stock option and Performance share plans decided in 2009, 2010, and 2011 reflect a balanced distribution policy that does not favor a particular type of beneficiary - in particular the Company’s Executive Directors - as per the recommendations of the AFEP-MEDEF Code.

—	Performance shares

In 2010, the number of Performance shares awarded to the Chairman amounted to 2.7% of total Performance shares awarded in March 2010, and 0.01% of share capital at December 31, 2010. This grant of Performance shares is subject to the satisfaction of presence and holding conditions, and of performance conditions based on quantitative and qualitative criteria set at the time of the grant. The Board of Directors has determined individual conditions pertaining to the holding of shares vested at the end of the vesting period, until the termination of his office within the company in accordance with Article L. 225-197-1 of the French Commercial Code, and to the obligation to purchase shares of the company further to the recommendations of the AFEP-MEDEF Code. (See section 7.6.2.3 “Performance share grants to the Executive Directors”).

—	Stock options

The number of stock options awarded in 2010 to the CEO amounted to 5.3% of total stock options awarded in March 2010, and 0.04% of the capital at December 31, 2010. The stock options awarded to the CEO are tied to two performance conditions, one related to the CEO’s presence in the Group and, the other one related to our company’s share price performance compared with a representative selection of solutions and services providers in the sector of telecommunications equipment, as evaluated annually by a consulting firm. This grant is subject to individual conditions pertaining to the holding of shares resulting from the exercise of stock options, until the termination of his office within the company, in accordance with Article L. 225-185 of the French Commercial Code (see Section 7.6.3.3 “Stock option grants to the Executive Directors”).

7

CORPORATE GOVERNANCE

7.1 GOVERNANCE CODE

Pursuant to the AFEP-MEDEF Code, the Board of Directors decided that the stock options granted to Executive Directors would all be subject to performance conditions and would represent 6% of the authorization voted by the Extraordinary Shareholders’ meeting of June 1, 2010 under the terms defined by the Board of Directors and made public by press release on the company’s Internet site.

7.1.3 OPERATING RULES OF THE BOARD OF DIRECTORS

There follows a full transcription of the Operating Rules of our Board of Directors.

Preamble

The directors of Alcatel Lucent (hereafter the “Company”) have enacted the following which constitutes the internal regulation of the Board of Directors, in order to define its operating procedures and its role according to the rules of corporate governance in force.

These rules, approved at the board of directors’ meeting held on October 29, 2008, and as amended at the board of directors’ meeting held on November 2, 2010, are primarily intended to:

—

define the role of the board vis-à-vis the shareholders meeting on the one hand, and of the Chief Executive Officer (“Directeur Général”) on the other hand, by clarifying the existing provisions of the law and of the Company’s bylaws and the position of its members;

—

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

Article 2 Decisions subject to the prior approval of the Board

The Chief Executive Officer must submit to the prior approval of the Board the following decisions:

—	the update of the group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;
—	the group’s annual budget and annual capital expenditure plan;

—	acquisitions or divestitures in an amount higher than 300 million euros (enterprise value);

—	capital expenditures in an amount higher than 300 million euros;

—	offers and commercial contracts of strategic importance in an amount higher than 1 billion euros;

—

any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of 200 million euros, in particular if they imply a significant shareholding by a third party in the capital of the Company;

—	financial transactions having a significant impact on the accounts of the group, in particular the issuance of debt securities in amounts greater than 400 million euros;

—	amendments to the National Security Agreement (“NSA”) between Alcatel, Lucent Technologies, Inc. and certain United States Government parties.

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

CORPORATE GOVERNANCE

7.1 GOVERNANCE CODE

Article 6 Compensation

The directors will receive attendance fees. The annual amount to be received is determined by the shareholders’ meeting. This amount comprises the following components:

Attendance Fees

(i) Fixed element

The first portion will be a fixed amount and will be divided according to the following rules:

—	the chairman of the Audit & Finance Committee will receive an annual amount of €25,000;

—	each other member of the Audit & Finance Committee will receive an annual amount of €15,000;

—	the chairman of each of the other three committees will receive an annual amount of €15,000;

—	each other member of the other three committees will receive an annual amount of €10,000.

—	the remainder of this first portion will be divided equally among the directors.

(ii) Variable element

The second portion is a variable amount and will be divided among the directors in accordance with their attendance at Board meetings and at any meetings of the committees of which they are member.

Attendance fees tied to a commitment to acquire and hold Company shares

Principle

The amount of the additional element is to be divided equally among the directors and payment is tied to a commitment by each director to acquire and retain shares in the Company.

Each director shall use the amount received, net of personal taxes, to acquire shares in the Company and shall hold the same throughout the term of office of the director with the Company.

Process

The Secretary shall calculate the net after tax amount for each Director and submit the calculation to each Director on a share purchase order form indicating the number shares to be acquired and the maximum purchase price per share. The Director shall sign and return the share purchase order form to the Secretary who shall then proceed, on behalf of the Director, to make the acquisition of shares through the Company’s holder of its registered securities, subject to due regard to applicable rules on insider trading.

The acquisition of the shares must be accomplished as soon as possible following each fees’ payment, subject to the rules of conduct regarding insider trading prevention.

The shares acquired shall be held in a separate account, registered in the name of the director, opened in the books of the holder of the Company’s registered securities.

A copy of the declaration of the share transaction is to be sent to the French Financial Market Authority (“AMF”), within 5 days of a qualifying transaction. To that end, the Secretary shall receive a copy of the advice note showing the conditions of execution of the order and the conditions of payment and, on behalf of the Director, shall send the necessary share transaction declarations to the AMF in due time.

Payment of attendance fees

Attendance fees will be paid in two installments, one after the annual shareholders meeting and the second at the end of the year. The attendance fees tied to a commitment to acquire and hold shares in the Company shall be paid at the same time as the payment of the second installment of attendance fees.

The Chairman, the Chief Executive Officer and any directors who are executive officers of the Company will not receive any attendance fees.

Board Observers

The Board observers will receive a compensation as determined by the annual shareholders meeting, to be divided between them and paid according to the same rules as applicable to the directors’ fees.

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

Article 8 Information of the Chairman - Office of the Chairman

The Chairman shall be regularly informed by the Chief Executive Officer of the significant events and positions regarding the activities of the group; he shall receive all useful information for the performance of the Board’s tasks and those necessary for the establishment of the internal audit’s report.

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

7

CORPORATE GOVERNANCE

7.1 GOVERNANCE CODE

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

Article 11 Evaluation of the Board

The Board shall meet once a year to discuss its operating procedures, after each Board member having answered an evaluation questionnaire. It shall also meet once a year to consider the performance of the executive officers of the Company, and no director who are either officer or employee of the Company shall attend such meetings.

The Board of directors may, at any time, and at least once every two years, engage an outside consultant to evaluate its performance.

Article 12 Expenses

The members of the Board shall be reimbursed, upon presentation of receipts signed by the Chief Financial Officer for travel expenses as well as for other expenses incurred by them in the interests of the Company.

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

The Chief Executive Officer may attend as advisor all meetings of the committees of the Board in which he or she is not member (except meetings of the Compensation committee dealing with his or her compensation).

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

CORPORATE GOVERNANCE

7.1 GOVERNANCE CODE

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

7

CORPORATE GOVERNANCE

7.2 MANAGEMENT

7.2    MANAGEMENT

AS OF MARCH 18, 2011

BOARD OF DIRECTORS

Philippe Camus

Chairman of the Board of directors

Ben Verwaayen

Chief Executive Officer and director

Daniel Bernard

Independent director

Chairman of Provestis

W. Frank Blount

Independent director

Chairman and Chief Executive Officer of JI Ventures Inc.

Carla Cico

Independent director

Chief Executive Officer of Rivoli S.p.A

Stuart E. Eizenstat

Independent director

Chair International Trade & Finance of Covington & Burling

Louis R. Hughes

Independent director

Chief Executive Officer of InZero Systems

Lady Sylvia Jay

Independent director

Vice-Chairman of L’Oréal UK Ltd

Jean C. Monty

Independent director

Olivier Piou

Independent director

Chief Executive Officer of Gemalto

Jean-Cyril Spinetta

Independent director

President of the Board of directors of Air France-KLM

Jean-Pierre Desbois

Board observer

President of the Supervisory Board of FCP “Actionnariat Alcatel-Lucent”

Bertrand Lapraye

Board observer

Member of the Supervisory Board of FCP “Actionnariat Alcatel-Lucent”

Yohann Bénard

Secretary-General and Secretary to the Board of directors

Nathalie Trolez Mazurier

Deputy Secretary to the Board of directors

AUDIT AND FINANCE COMMITTEE

Jean C. Monty, Chairman

Daniel Bernard

W. Frank Blount

Jean-Cyril Spinetta

Jean-Pierre Desbois (Board observer)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Daniel Bernard, Chairman

W. Frank Blount

Stuart E. Eizenstat

Lady Sylvia Jay

COMPENSATION COMMITTEE

Jean-Cyril Spinetta, Chairman

Lady Sylvia Jay

Olivier Piou

Stuart E. Eizenstat

TECHNOLOGY COMMITTEE

Louis R. Hughes, Chairman

Carla Cico

Olivier Piou

Jeong Kim

Philippe Keryer

Ted Leonsis (external member)

Jean-Pierre Desbois (Board observer)

Bertrand Lapraye (Board observer)

CORPORATE GOVERNANCE

7.2 MANAGEMENT

MANAGEMENT COMMITTEE

Ben Verwaayen

Chief Executive Officer

Pierre Barnabé

Executive Vice president in charge of Corporate Human Resources and Transformation

Tom Burns

President Enterprise and Strategic Industries organization

Stephen A. Carter

Chief Marketing, Strategy and Communications Officer

Robin Dargue

Executive Vice President in charge of Business and IT Transformation

Janet Davidson

Executive Vice President in charge of Quality Assurance and Customer Care

John Dickson

Executive Vice President in charge of Operations

Kenneth Frank

President Solutions organization

Adolfo Hernandez

President Europe, Middle East and Africa Region

Philippe Keryer

President Networks Segment

Jeong Kim

President Bell Labs

Vivek Mohan

President Services Segment

Paul Segre

President Applications Segment

Rajeev Singh-Molares

President Asia Pacific Region

Paul Tufano

Chief Financial Officer

Robert Vrij

President Americas Region

STATUTORY AUDITORS

Deloitte & Associés

Represented by Jean-Pierre Agazzi

Ernst & Young et Autres

Represented by Jean-Yves Jégourel

Outgoing members of the Management Committee in 2010

S. Dolan was a member until February 1, 2010

C. Pedini was a member until May 1, 2010

M. Rahier was a member until May 10, 2010

A. Williams was a member until April 2, 2010

Appointment as member of the Management Committee in 2010

R. Singh-Molares became a member on February 1, 2010

S.A. Carter became a member on April 19, 2010

P. Barnabé became a member on May 1, 2010

J. Dickson became a member on May 10, 2010

V. Mohan became a member on April 2, 2010

R. Dargue became a member on July 21, 2010

7

CORPORATE GOVERNANCE

7.2 MANAGEMENT

INFORMATION ON THE CURRENT DIRECTORS AND BOARD OBSERVERS

Philippe CAMUS

Chairman of the Board of Directors

Born on June 28, 1948, French citizen

Appointed October 2008 to 2013

Business address:

Alcatel Lucent

3, avenue Octave Gréard - 75007 Paris

France

Career

—

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

—	Expertise: 39 years in banking, finance, insurance and 12 years in the industrial sector.

Current Directorships and professional positions

—

In France: Chairman of the Board of Directors of Alcatel-Lucent, co-managing Partner of Lagardère Group, Director of Éditions P. Amaury, Honorary Chairman of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS), Permanent Representative of Lagardère SCA to the Board of Directors of Hachette SA, Permanent Representative of Hachette SA to the Board of Directors of Lagardère Services, member of the Supervisory Board of Lagardère Active, Vice-Chairman, Deputy Chief Executive Officer of Arjil Commanditée - Arco.

—	Abroad: Chairman and CEO of Lagardère North America, Inc., Senior Managing Director of Evercore Partners Inc., Director of Schlumberger and of Cellfish Media LLC.

Directorships over the last 5 years

—

In France: Chairman of EADS France and of GIFAS, Director of: Accor, Dassault Aviation, La Provence, Nice Matin, Hachette Filipacchi Médias and of Crédit Agricole SA, Permanent Representative of Lagardère Active to the Board of Directors of Lagardère Active BroadCast (Monaco), member of the Compensation Committee and of the Airbus Partners Committee and member of the Supervisory Board of Hachette Holding.

—	Abroad: Joint Executive President of EADS NV (The Netherlands) and of EADS Participations BV (The Netherlands).

Alcatel-Lucent shareholding

—	50,000 ordinary shares.

Ben VERWAAYEN

CEO and Director

Born on February 11, 1952, Dutch citizen

Appointed September 2008 to 2013

Business address:

Alcatel Lucent

3, avenue Octave Gréard - 75007 Paris

France

Career

—

Ben Verwaayen graduated from the State University of Utrecht, the Netherlands, where he received a Master’s degree in law and international politics. Ben Verwaayen held several positions in business development, HR and public relations, before being appointed General Manager of ITT Nederland BV where he worked from 1975 to 1988. Ben Verwaayen was then President and General Manager of PTT Telecom, a KPN subsidiary in the Netherlands, from 1988 to 1997. International Vice-President, Executive Vice-President and Chief Operating Officer of Lucent Technologies from 1997 to 2002, Ben Verwaayen was also Vice-Chairman of the Management Board. He was CEO of BT from 2002 to June 2008. In 2006, Ben Verwaayen was made an officer of the Order of Orange-Nassau and an Honorary Knight of the British Empire by the Queen and Chevalier de la Légion d’honneur in France. Ben Verwaayen was appointed CEO of Alcatel-Lucent on September 1, 2008, with effect on September 15, 2008.

—	Expertise: 35 years in the industry sector.

Current Directorships and professional positions

—	In France: CEO and Director of Alcatel-Lucent.

Directorships over the last 5 years

—	Abroad: CEO and Director of BT Group Plc, Non-executive Director of UPS.

Alcatel-Lucent shareholding

—	50,000 ordinary shares.

CORPORATE GOVERNANCE

7.2 MANAGEMENT

Daniel BERNARD

Independent Director

Born on February 18, 1946, French citizen

Appointed November 2006 (1) to 2011

Business address:

Provestis

14, rue de Marignan - 75008 Paris

France

Career

—

A graduate of the école des Hautes Études Commerciales, Mr. Bernard worked with Delcev Industries (1969-1971), Socam Miniprix (1971-1975) and La Ruche Picarde (1975-1980) and was CEO of the Metro France group (1981-1989), member of the Management Board with responsibility for the commercial activities of Metro International AG (1989-1992), Chairman of the Management Board (1992-1998) and later Chairman and CEO of Carrefour (1998-2005). He is currently Chairman of Kingfisher Plc London and Chairman of Provestis. Since 2010, he is also Chairman of Majid Al Futtaim Retail (Dubai) and Senior Advisor of Towerbrook Capital Partners.

—	Expertise: 41 years in industry, retail and services.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel-Lucent, Chairman of Provestis, Director of Cap Gemini.

—	Abroad: Chairman of the Board of Directors of Kingfisher Plc (UK) and of Majid Al Futtaim Retail (Dubai) and Senior Advisor of Towerbrook Capital Partners.

Directorships over the last 5 years

—	In France: Chairman and CEO of Carrefour, Director of Saint-Gobain, Manager of SISP.

—

Abroad: Vice-Chairman of DIA SA (Spain) and of Vicour (Hong Kong), Director of: Carrefour Commercio e Industria (Brazil), Grandes Superficies de Colombia (Colombia), Carrefour Argentina (Argentina), Centros Comerciales Carrefour (Spain), Finiper (Italy), GS (Italy) and Presicarre (Taiwan), Deputy Chairman of the Board of Directors of Kingfisher Plc (UK).

Alcatel-Lucent shareholding

—	140,625 ordinary shares via SCI Tilia and 4,147 ordinary shares.

W. Frank BLOUNT

Independent Director

Born on July 26, 1938, U.S. citizen

Appointed November 2006 (1) to 2011

Business address:

1040 Stovall Boulevard N.E.

Atlanta, Georgia 30319

USA

Career

—

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

—	Expertise: 50 years in industry and telecommunications.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel-Lucent.

—	Abroad: Chairman and CEO of JI Ventures Inc., Director of Entergy Corporation USA and of KBR Inc., Member of the Advisory Board of China Telecom.

Directorships over the last 5 years

—	Abroad: Chairman and CEO of TTS Management Corp., Director of Adtran Inc., of Hanson Plc. UK and of Caterpillar Inc. USA *.

Alcatel-Lucent shareholding

—	3,710 ordinary shares and 3,668 American Depositary Shares.

7

CORPORATE GOVERNANCE

7.2 MANAGEMENT

Carla CICO

Independent Director

Born on February 21, 1961, Italian citizen

Appointed June 2010 to 2013

Business address:

Rivoli S.p.A.

1, Loc. Campagna

37010 RIVOLI VERONESE

Italy

Career

—

Graduate from London Business School (MBA), University of London (MSE) and University of Venice, Italy (Oriental languages), from 1987 to 1992, she led the expansion of Italtel, the Italian telecom equipment provider into China’s market as its Beijing-based Chief Representative and from 1993 to 1994, she was a representative of IRI (Istituto per la Ricostruzione Industriale) in its Beijing office. From 1995 to 1999, she was an international director of business operations for Stet International. She was cited as one of the Most Powerful Women in International Business, Forbes (1994) and Fortune (1995). From 2001 to 2005, she was CEO of Brazil Telecom. In Reuters Institutional Investor Research (2003), she was selected as the Best Chief Executive Officer in the Telecommunications Sector in Latin America. From 2007 to 2009, she was CEO of the Chinese subsidiary of Ambrosetti Consulting based in Beijing. Carla Cico is, since January 1st, 2010, the CEO of Rivoli S.p.A, an infrastructure Company with operations both in Italy and abroad.

—	Expertise: 24 years in the industry sector.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel-Lucent.

—	Abroad: Chief Executive Officer of Rivoli S.p.A. (Italy), Director of EPTA (Italy).

Directorships over the last 5 years

—	Abroad: Chief Executive Officer of Brazil Telecom (Brazil) and of Ambrosetti Consulting (China).

Alcatel-Lucent shareholding

—	3,803 ordinary shares.

Stuart E. EIZENSTAT

Independent Director

Born on January 15, 1943, U.S. citizen

Appointed December 2008 to 2012

Business address:

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W., Suite 1117C

Washington, DC 20004

USA

Career

—

Stuart E. Eizenstat graduated in political science from the University of North Carolina and later graduated from Harvard University’s Law School. He holds seven honorary doctorate degrees from various universities and academic institutions and has received the French Legion of Honour and high Awards from German, Austrian, Israeli and U.S. Governments. Following graduation from lawschool, he served on the White House staff of President Lyndon Johnson (1967-1968). He served as Chief Domestic Policy Advisor and Executive Director of the White House Domestic Policy Staff (1977-1981) under President Jimmy Carter. From 1981-1994 he was a Partner and Vice Chairman of the law firm Powell, Goldstein, Frazer & Murphy and he was also Adjunct Lecturer at the John F. Kennedy School of Government of Harvard University (1982-1992). Stuart E. Eizenstat was U.S. Ambassador to the European Union (1993-1996). He served as Under Secretary of Commerce for International Trade (1996-1997), Under Secretary of State for Economic, Business and Agricultural Affairs (1997-1999) and Deputy Secretary of the Treasury (1993-2001) while continuing to work as the Special Representative of the President on Holocaust-Era Issues. During the Clinton Administration, he had a prominent role in the development of key international initiatives involving the European Union. He is Partner and Head of International Trade and Finance Practice at Covington & Burling LLP law firm. Moreover, he is a member of the Boards of Directors of United Parcel Service, BlackRock Funds and Globe Specialty Metals. Stuart E. Eizenstat is the author of “Imperfect Justice”, which has been translated into German, French, Czech and Hebrew.

—	Expertise: 30 years in law and 14 years in governmental affairs.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel-Lucent.

—

Abroad: Independent Director of United Parcel Service, of Globe Specialty Metals and of The Atlantic Council of the United States, Trustee of BlackRock Funds, member of the international Advisory Board of the Coca-Cola Company.

Directorships over the last 5 years

—	Abroad: Independent Director of Chicago Climate Exchange*, of tradeAttache.com and of Mirant Corporation.

Alcatel-Lucent shareholding

—	4,398 ordinary shares.

CORPORATE GOVERNANCE

7.2 MANAGEMENT

Louis R. HUGHES

Independent Director

Born on February 10, 1949, U.S. citizen

Appointed December 2008 to 2012

Business address:

InZero Systems,

13755 Sunrise Valley Drive, Suite 750

Herndon, VA 20171

USA

Career

—

Louis R. Hughes graduated from Harvard Business School (MBA, 1973) and from Kettering University (formerly General Motors Institute), B.S. (Mechanical Engineering, 1971). He has been Chief Executive Officer of InZero Systems (formerly GBS Laboratories LLC) since 2005. He was also Chairman of GBS from 2005-2010. Louis R. Hughes is an Executive Advisor Partner of Wind Point Partners. Moreover, Mr Hughes has been a member of the Boards of Directors of ABB (Switzerland, since 2003) and Akzo Nobel (The Netherlands, since 2007). He served as President and Chief Operating Officer of Lockheed Martin Corp. His prior experiences also include positions of Chief of Staff Afghanistan Reconstruction Group, U.S. Department of State, from 2004 to 2005, Executive Vice President of General Motors Corporation from 1992 to 2000, President of General Motors International Operations from 1994 to 1999, President of General Motors Europe from 1992 to 1994 and Managing Director of Adam Opel AG from 1989 to 1992. He was non-executive Chairman of Maxager (renamed Outperformance in 2008) from 2000 to 2008. He has also served on several Boards, including: Sulzer (Switzerland) from 2001 to 2009, British Telecom (United Kingdom) from 2000 to 2006, Electrolux AB (Sweden) from 1996 to 2008, MTU Aero Engines GmbH (Germany) from 2006 to 2008, Deutsche Bank from 1993 to 2000, Saab Automobile AB from 1992 to 2000 and Adam Opel AG from 1989 to 1992. He was also a member of the BT Americas Advisory Board from 2006 to 2009.

—	Expertise: 37 years in the industry sector and 5 years in computer security sector.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel-Lucent.

—	Abroad: Chief Executive Officer of InZero Systems (formerly GBS Laboratories) (USA), Independent Director of Akzo Nobel (Netherlands).

Directorships over the last 5 years

—

Abroad: Chairman of GBS Laboratories (USA)*, Independent Director of ABB (Switzerland)*, British Telecom (UK), Electrolux (Sweden), MTU Aero Engines GmbH (Germany) and Sulzer (Switzerland), Non-executive Chairman of Maxager (USA), Member of the Advisory Board of Directors of British Telecom Americas (USA).

Alcatel-Lucent shareholding

—	8,361 ordinary shares.

Lady Sylvia JAY

Independent Director

Born on November 1, 1946, British citizen

Appointed November 2006 to 2013

Business address:

L’Oréal (UK) Ltd.

255 Hammersmith Road - W6 8AZ London

UK

Career

—

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

—	Expertise: 5 years in bank, finance, insurance, 10 years in industry and 34 years in public service.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel-Lucent and Independent non-executive Director of Compagnie de Saint-Gobain.

—

Abroad: Vice Chairman of L’Oréal UK Ltd, Independent non-executive Director of Lazard Limited, Chairman of the Pilgrim Trust, Trustee of the Prison Reform Trust, of the Entente Cordiale Scholarships Scheme and of The Body Shop Foundation.

Directorships over the last 5 years

—	In France: Non-executive Director of Carrefour.

—	Abroad: Director General of the UK Food and Drink Federation, Chairman of Food From Britain

Alcatel-Lucent shareholding

—	4,389 ordinary shares.

7

CORPORATE GOVERNANCE

7.2 MANAGEMENT

Jean C. MONTY

Independent Director

Born on June 26, 1947, Canadian citizen

Appointed December 2008 to 2013

Business address:

1485, rue Sherbrooke Ouest, Suite 2B

Montreal (Québec) Canada

Career

—

Jean C. Monty holds a Bachelor of Arts degree from Collège Sainte-Marie of Montréal, a Master of Arts in economics from the University of Western Ontario, and a Master of Business Administration from the University of Chicago. Jean C. Monty began his career at Bell Canada in 1974 and held numerous positions in the BCE group. He joined Nortel Networks Corporation in October 1992 as President and Chief Operating Officer before being nominated President and Chief Executive Officer in March 1993. On April 24, 2002, Mr. Monty, then Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), retired after a 28-year career. He is a member of the Board of Directors of Bombardier Inc. since 1998, and a member of the Board of Directors of DJM Capital, Centria Inc., Fiera Sceptre Inc. He is also a member of the International Advisory Board of the école des Hautes Études Commerciales. He was appointed a member of the Order of Canada for his contribution to business, public interests and community affairs. In recognition of these achievements, he was elected Canada’s Outstanding CEO of the Year for 1997. In addition, he was inducted into the Académie des Grands Montréalais.

—	Expertise: 30 years in telecommunications and 6 years in finance.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel-Lucent.

—	Abroad: Director of Bombardier, of DJM Capital, of Centria Inc., of Fiera Sceptre Inc, Member of the International Advisory Board of the école des Hautes Études Commerciales.

Directorships over the last 5 years

—	Abroad: Director of Emergis, of Centria Capital, of Centria Commerce, of Fiera Capital Inc *.

Alcatel-Lucent shareholding

—	4,436 ordinary shares and 500,000 American Depositary Shares via Libermont Inc.

Olivier PIOU

Independent Director

Born on July 23, 1958, French citizen

Appointed December 2008 to 2012

Business address:

Gemalto

6, rue de la Verrerie - 92190 Meudon

France

Career

—

Olivier Piou graduated in Engineering from École Centrale de Lyon (ECL, 1980). After his military service in the French alpine division, he joined Schlumberger in 1981 as a production engineer, and held numerous management positions in the areas of technology, marketing and operations for Schlumberger, in France and in the United States. In 2004, he made a successful initial public offering of Axalto, the smart card division of Schlumberger. He was CEO of Axalto from 2004-2006, and conducted the merger with Gemplus which formed Gemalto in 2006. Since 2006 he has been the CEO of Gemalto, and a member of its board of directors. He has been a member of the board of directors of INRIA, the French National Institute for Research in Computer Science and Control. From 2003 to 2006, he was President of Eurosmart, the international non-profit association based in Brussels, which represents the chip card industry.

—	Expertise: 30 years in the industry sector.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel-Lucent.

—	Abroad: CEO and Director of Gemalto.

Directorships over the last 5 years

—	In France: Director of Axalto and of INRIA (Institut National de Recherche en Informatique et en Automatique).

—	Abroad: Chairman of Eurosmart.

Alcatel-Lucent shareholding

—	23,647 ordinary shares.

CORPORATE GOVERNANCE

7.2 MANAGEMENT

Jean-Cyril SPINETTA

Independent Director

Born on October 4, 1943, French citizen

Appointed November 2006 to 2013

Business address:

Air France-KLM

45, rue de Paris - 95747 Roissy Charles de Gaulle Cedex

France

Career

—

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

—	Expertise: 17 years in air transport and 39 years in public service.

Current Directorships and professional positions

—

In France: Independent Director of Alcatel-Lucent, Chairman of the Board of directors of Air France-KLM and of Air France, Director of the Compagnie de Saint-Gobain, Chairman of the Supervisory Board of Areva, member of the Advisory Board of Paris Europlace.

—	Abroad: Director of Alitalia CAI.

Directorships over the last 5 years

—	In France: CEO of Air France-KLM and of Air France, Director of La Poste and of Gaz de France Suez, Permanent Representative of Air France-KLM to the Board of Directors of Le Monde des Entreprises.

—	Abroad: Director of Alitalia and of Unilever, Chairman of the Board of Governors of IATA.

Alcatel-Lucent shareholding

—	4,147 ordinary shares.

7

CORPORATE GOVERNANCE

7.2 MANAGEMENT

Jean-Pierre DESBOIS

Board observer

Born on April 14, 1954, French citizen

Appointed November 2006 to 2013

Business address:

Alcatel-Lucent France

Centre de Villarceaux, Route de Villejust - 91620 Nozay

France

Career

—

Mr. Desbois has been an engineer with Alcatel-Lucent France since 1986. He began his career in 1974 in the deployment of telephone systems. From 1981 he was in charge of software projects inside Research and Development teams. From 2000 to 2007 he had several “Operations” responsibilities in Applications domain such as contract management or steering of supply chain. Today he is mainly dedicated to Operations support inside Application Software Group.

—	Expertise: 36 years in telecommunications.

Current Directorships and professional positions

—	In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of Alcatel-Lucent, Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Alcatel-Lucent shareholding

—	100 ordinary shares and 2,542 units in FCP 2AL.

Bertrand LAPRAYE

Board observer

Born on July 4, 1963, French citizen

Appointed June 2010 to 2012

Business address:

Alcatel-Lucent France

Centre de Villarceaux, Route de Villejust, 91620 Nozay

France

Career

—

Bertrand Lapraye graduated from the French “Institut National Polytechnique de Grenoble (ENSIEG)” as an Electrical Engineer (Remote-control - Signal Processing). He is a former student of the French “Institut d’études Politiques”, LLB (licencié en droit université Paris 1 Panthéon Sorbonne) based in Paris. Bertrand Lapraye started his career at the Compagnie Générale d’Électricité (CGEE ALSTHOM), from 1988 to 1990. He then joined a software company (SEMA Group) working as a software engineer for various customers (French ministry of Defence, Électricité de France, French Agriculture Ministry, Compagnie Générale de Géophysique), then as a research engineer and then as a software project manager. In 1997, he joined the research center of the Alcatel group as part of a corporate software platform program dedicated to telecommunication equipment and systems, notably in optics and IP. He was an Architecture and System Team manager (1999), then consultant (2001) for distributed development projects (Europe, Canada, India, North America). In 2003 he was a member of a Research Team working on the emerging mobile internet (ad hoc networks, WiMAX, Mobile IP, etc.). He is the author of 7 patents dealing with network management and high capacity IP mobile networks. In 2008, as a member of the CTO team for the Carrier Products Group, he took part in projects aimed at improving R&D efficiency within Alcatel-Lucent. Since February 2010, he is a consultant on an R&D cost and efficiency improvement project for W-CDMA networks by implementing Agile/Lean methods in a globalized distributed R&D project.

—	Expertise: 23 years in the industry sector, including 14 years in Telecommunications.

Current Directorships and professional positions

—	In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of Alcatel-Lucent, member of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Directorships over the last 5 years

—	In France: member of the board of the Healthcare and Insurance institution La Boétie Prévoyance.

Alcatel-Lucent shareholding

—	1,361 units in FCP 2AL.

CORPORATE GOVERNANCE

7.3 POWERS OF THE BOARD OF DIRECTORS

7.3    POWERS OF THE BOARD OF DIRECTORS

In addition to performing its legal and regulatory duties, the Board of Directors regularly provides input on the Group’s strategic direction and the key decisions affecting its activities. The Board provides its view, in particular, on the main commitments undertaken by the Group and its major investments, as well as on the transactions that may significantly affect its results or the structure of its balance sheet. Article 2 of the Operating Rules of the Board of Directors specifies the conditions in which the Directors exercise their functions and, in particular, the thresholds above which the decisions of the CEO are subject to the prior approval of the Board (see section 7.1.3 “Operating Rules of the Board of Directors”).

The Board of Directors also analyzes the outlook resulting from the research and development activities of the Group and gives input on the main technology options chosen. In addition, the Board monitors the economic and financial management of the Group, and authorizes the financial transaction which have a significant impact on its accounts.

The Board fully exercises its authority and endeavors to ensure that each director’s contribution is entirely effective, in accordance with the principles of corporate governance described above and the provisions of its Operating Rules.

Our Board of Directors also ensures that its activities are transparent to shareholders by including in the Group’s Annual Report an overview of the work carried out by the Board and its Committees during the last fiscal year along with information on its procedures.

Finally, the Board carries out an annual assessment of its own work and of the performance of the executive directors. At least once every two years, its performance is assessed by an independent consultant.

ORGANIZATION OF BOARD MEETINGS

Pursuant to the Operating Rules that govern the manner in which our Board of Directors operates, the Board meets at least once every quarter.

We provide our Directors with the information they need to perform their duties. Board members regularly receive relevant information concerning our company, such as press releases, financial analysts’ reports and information on our share price. Except in an emergency, all information required for the Board’s and its committees’ discussions is sent a few days before the meeting. This information is available to Board members at all times via a secured Intranet site dedicated to the

Board members. They may also seek the opinion of senior management within the Group on any subject they deem appropriate, especially during the informal meetings of Board members and group executive officers held prior to each meeting of the Board of Directors.

The documentation provided at Board meetings gives detailed information on the items on the agenda. It includes the documents made available to the Directors prior to the meeting and any other additional documents. In general, each item on the agenda has its own internal and/or external documentation, depending on the nature of the topic discussed and, if applicable, is accompanied by a draft of the Board’s proposed resolution.

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

Directors may participate in Board meetings by video conference or other means of telecommunication which enable them to be identified. Directors participating in this manner are deemed in attendance for determining the quorum and the majority of votes, except in the case of agenda items which, by law, may not be dealt with by these means.

Directors must notify the Chairman of the Board of any actual or potential conflict of interest. Moreover, if the conflict concerns a particular matter, they must refrain from voting on such matter.

Depending on the Board’s agenda and the nature of the topics discussed at the meeting, Board meetings are usually preceded by a meeting of one or several of its four specialized committees.

Thus, Board meetings called to prepare the year-end, half-year and quarterly financial statements are systematically preceded by a review of the financial statements by the Audit and Finance Committee.

7

CORPORATE GOVERNANCE

7.3 POWERS OF THE BOARD OF DIRECTORS

Attendance at Board and Committee meetings in 2010

Board and committee meetings	Board	Audit and Finance Committee	Corporate Governance and Nominating Committee	Compensation Committee	Technology Committee
Mr. Bernard	9	8	4	-	-
Mr. Blount	9	8	4	-	-
Ms Cico	4	-	-	-	3
Mr. Camus	9	-	-	-	-
Mr. Eizenstat	8	-	4	4	-
Mr. Hughes	9	-	-	-	5
Lady Jay	9	-	4	4	-
Mr. Monty	8	7	-	-	-
Mr. Piou	9	-	-	3	5
Mr. Spinetta	8	6	-	4	-
Mr. Verwaayen	9	-	-	-	-
Mr. Desbois (observer)	9	7	-	-	5
Mr. Lapraye (1) (observer)	4	-	-	-	1
Mr. Hauptmann (2) (observer)	5	-	-	-	2
Total number of meetings	9	8	4	4	5
Overall participation rate of board and committee members	97.5%	90%	100%	94%	91%

(1)	Mr. Lapraye was appointed as observer replacing Mr. Hauptmann at the Shareholders’ Meeting of June 1, 2010.

(2)	Mr. Hauptmann’s term of office expired following the Shareholders’ Meeting of June 1, 2010.

ACTIVITY OF THE BOARD IN 2010 AND EARLY 2011

Our Board of Directors met 9 times in 2010. The average attendance rate of Board members at these meetings was 97.5%.

In early 2011, our Board of Directors met twice, in February and March. The average attendance rate of its members was 91%.

Most of the Board meetings were held at the company’s head office in Paris, as well as in the United States in Murray Hill (New Jersey) and in Plano (Texas) at the head office of Alcatel-Lucent USA.

The Board also met in Cairo (Egypt) in May 2010. Board members took part, on this occasion, in an EMEA regions Business Review in the presence of both directors and members of the Management Committee concerned as well as the Group representatives responsible for these regions.

The Board met several times in 2010 without the presence of the Chairman, the CEO and the employees. The main topics addressed by the Board of Directors in 2010 and early 2011 were as follows:

Financial statements and financial position

In 2010, our Board reviewed and approved the full year Alcatel-Lucent and consolidated financial statements for the year ended December 31, 2009. The financial statements received final approval at the Shareholders’ Meeting on June 1, 2010. Our Board of Directors also put forward a proposal for the allocation of the results and decided, once again, not to distribute dividends for the fiscal year 2009.

It also reviewed and approved the quarterly and half-year consolidated financial statements for the year ended December 31, 2010. At each of these meetings, the financial statements were examined in the presence of our Statutory Auditors and a report on the work of the Audit and Finance Committee was presented. Throughout the year, our Board of Directors monitored changes in the Group’s results, orders and cash flow as well as the progress of restructuring and cost reduction plans. It approved a budget for 2011.

In addition, on several occasions the Board addressed the specific issue of Lucent’s pension fund management policy and decided on the nomination of an additional member of the internal body responsible for overseeing the fund’s management (Pension Benefits Investment Committee).

The Board of Directors considered and approved the issue of a senior note (see Section 6.6 “Liquidity and Capital Resources”).

Finally, it heard presentations on a proposed intra-group project which aims to establish a new organizational model for conducting business, particularly to streamline customer relationships.

At its first meeting in 2011, our Board reviewed and approved the full year Alcatel-Lucent and consolidated financial statements for the year ended December 31, 2010, to be submitted to shareholders for final approval at their meeting on May 27, 2011. Our Board of Directors also put forward a proposal for the allocation of the results and decided, once again, not to distribute dividends for the fiscal year 2010.

The Group’s strategic direction

Our Board of Directors regularly reviewed our position in the market and monitored progress against the Group’s strategic plan as defined by the CEO in December 2008.

In particular, the Board looked at adjustments made to the new Group structure implemented on January 1, 2009, our Group’s response to the extremely rapid technological developments in products and markets, and developments in our “Wireless” strategy, including Long Term Evolution (LTE) technology deployment and contracts for LTE trials awarded to our Group.

Finally, it discussed the Group’s presence in China and reviewed our technology portfolio.

CORPORATE GOVERNANCE

7.3 POWERS OF THE BOARD OF DIRECTORS

Compensation policy

In 2010, our Board of Directors approved a stock option plan as well as a Performance shares plan for employees subject to the usual conditions, and set the performance criteria for the variable portion of the compensation of executives entitled to the “Global Annual Incentive Plan” or “AIP” for fiscal year 2010 (see section 7.5 “Compensation”).

Our Board of Directors followed the recommendations of the Compensation Committee regarding the compensation of the members of the Management Committee, of the CEO and of the Chairman (see section 7.5 “Compensation”).

Finally, our Board of Directors, at its meeting on March 17, 2010, decided to submit a proposal to reevaluate Directors’ fees at the Shareholders’ Meeting of June 1, 2010 in order to maintain the average compensation per director following the proposal made at the meeting to appoint a new director and to introduce an additional portion linked to commitments by directors to buy and hold shares in the company.

Business ethics

Our Board of Directors reviewed the Audit and Finance Committee’s reports in particular regarding developments in the FCPA related legal action involving Alcatel-Lucent and the settlement agreements concluded with the US authorities on this subject. On several occasions, the Board was briefed by the General Counsel on this matter and reviewed the training program aimed at Group employees (“Alcatel-Lucent’s Anti-corruption Program”).

Independence of the directors

The independence of Board members was reviewed on February 9, 2011 and, on the recommendation of the Corporate Governance and Nominating Committee, the Board adopted the conclusions described in section 7.1 “Governance Code”.

Operating rules

In 2010, our Board of Directors proceeded to amend its Operating Rules following the introduction of an additional portion of Directors’ fees linked to commitments by directors to buy and hold shares in the company in order to determine the procedures for awarding and using such portion.

Our Board of Directors also reviewed the Operating Rules of the Audit and Finance Committee to take into account recent legislative changes and recommendations, especially regarding internal control and risk management.

Succession plan

In 2010, our Board of Directors reviewed a succession plan defining procedures to be followed by both the Corporate Governance and Nominating Committee and the Board of Directors in order to identify potential successors for the members of the Management Committee.

Renewal of the Board of Directors

On the recommendation of the Corporate Governance and Nominating Committee, our Board of Directors decided to put forward a proposal at the Shareholders’ Meeting on June 1, 2010 to stagger the terms of office of directors to facilitate the reappointment process as well as to reduce the term of office to three years. Following the approval of this proposal, about one third of the Board members positions will be renewed at the Annual Shareholders’ Meeting.

To broaden the circle of the Board of Directors and bring in new personalities recognized in their fields of expertise, the Board also put forward a proposal at the above Shareholders’ Meeting to appoint Ms. Cico as a director. This proposal also falls under the proposed law on the equal representation of men and women on boards of directors.

Following the renewal of their respective terms of office at the same Shareholders’ Meeting, our Board of Directors decided, on the recommendation of the Corporate Governance and Nominating Committee, to confirm the principle of separation of functions of Chairman and CEO and to reappoint Mr. Camus as Chairman of the Board of Directors and Mr. Verwaayen as CEO for the duration of their terms of office as directors.

Evaluation of the Board of Directors

At its meeting on March 17, 2010 the Board of Directors considered the conclusions of the assessment of the structure and performance of the Alcatel-Lucent Board of Directors conducted by consultants from Heidrick & Struggles between January and March 2010. Their mission was to examine the formal and structural workings of the Board of Directors, in line with best corporate governance practices both in France and in the Anglo-American world and to assess the effectiveness of the collective contribution of the Board of Directors to the direction and management of the company.

Although the Board of Directors already has a good understanding of the strategy and comprehensive exposure to senior management, the consultants encouraged the Board of Directors to deepen their participation and contribution to both of these areas of engagement with the company.

In 2011, pursuant to its Operating Rules (see Section 7.1.3 “Operating Rules of the Board of Directors”), the Board of Directors carried out an annual assessment of its own work.

Shareholders’ meeting

In 2010, our Board of Directors set June 1, 2010 as the date for a combined Shareholders’ Meeting and approved the agenda and related documents. The Board answered questions that had been submitted in writing by some shareholders prior to the Shareholders’ Meeting. In early 2011, the Board of Directors set May 27, 2011 for the Ordinary and Extraordinary Shareholders’ Meeting to approve the financial statements for the fiscal year ended December 31, 2010 and approved the agenda and related documents.

7

CORPORATE GOVERNANCE

7.3 POWERS OF THE BOARD OF DIRECTORS

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

In addition to the requirements of the AFEP-MEDEF Code, all the directors who serve on the Committee must be independent in accordance with the Committee’s Operating Rules. Therefore, no corporate officer (in French, “mandataire social”) may be a member. Similarly, directors who hold other executive positions within our company may not be members of this Committee.

Since December 11, 2008, the committee has comprised Mr. Monty (Chairman), Mr. Bernard, Mr. Blount and Mr. Spinetta. All members are independent according to the criteria selected by the Board of Directors which are based on both the recommendations of the AFEP-MEDEF code and the requirements of the NYSE. (See Section 7.1.1 “Board of Directors”). Mr. Desbois, an observer (in French, “censeur”), also participates in the work of the Committee.

On February 9, 2011, the Board of Directors confirmed Mr. Monty as “an Audit Committee Financial Expert”.

Role

The Audit and Finance Committee’s role and method of operation meet the requirements of article L. 823-19 of the French Commercial code and of the Sarbanes-Oxley Act and follow the key recommendations of various reports on corporate governance. Its main areas of activity concern our company’s financial statements, internal control and risk management, financial position and relations with Statutory Auditors. It keeps the Board informed, in a timely manner, on progress in the performance of its duties and on any issues encountered.

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

Internal control and Risk management

The Audit and Finance Committee verifies that internal procedures for collecting and reviewing financial information are in place to ensure the reliability of this information. The Committee ensures that a process to identify and analyze risks exists, in particular for risks that are likely to have a material impact on accounting and financial reporting. The head of internal audit within the Group periodically reports to the Committee on the results of the work of her department. In addition, twice a year the Committee reviews the Group’s internal audit plan and the method of operation and organization of the Internal Audit Department. The Committee is consulted when necessary on the selection of the internal audit manager and on his/her potential replacement.

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

Financial Information

Our Audit and Finance Committee also reviews our indebtedness and our capitalization and possible changes in this capitalization, as well as all financial or accounting matters presented to it by the Chairman of the Board or the Chief Financial Officer (such as risk coverage and centralized treasury management).

It also reviews financial transactions having a significant impact on the group’s financial statements, such as issuance of securities in excess of €400 million, which must be approved by the Board of Directors.

Statutory Auditors

Our Audit and Finance Committee oversees the selection process for our Statutory Auditors, in compliance with the AFEP-MEDEF Code, and makes a recommendation on such auditors to the Board.

CORPORATE GOVERNANCE

7.4 COMMITTEES OF THE BOARD OF DIRECTORS

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

The Committee’s work in 2010 and early 2011

The Audit and Finance Committee met 8 times in 2010, with an attendance rate of 90%.

In 2010, the Audit and Finance Committee conducted a review of the year-end consolidated financial statements for the year ended December 31, 2009 and the half-year consolidated financial statements for 2010 prepared under IFRS. It also reviewed the quarterly financial statements for the Group based on IFRS and the year-end parent company financial statements based on French GAAP. At the request of the Committee Chairman, some notes to the financial statements were specially presented several times over the year.

To prepare for this review, the Audit and Finance Committee relied in particular on the work of the Disclosure Committee created to meet the requirements of the Sarbanes-Oxley Act to ensure the disclosure of reliable information about the Group.

At each of its meetings, the Audit and Finance Committee was briefed by the Chief Financial Officer and the Statutory Auditors and examined, in the Auditors’ presence, the key points discussed with the Chief Financial Officer during preparation of the financial statements.

It reviewed the draft resolutions relating to the proposed financial authorizations submitted at the Shareholders’ Meeting on June 1, 2010 and at the same time made recommendations concerning, among other things, issue limits.

On several occasions, the Committee also discussed the specific impact of certain agreements signed by the Group and focused on the Group’s indebtedness and capitalization for 2010.

The Audit and Finance Committee received the Internal Audit department’s annual report for 2009 as well as the internal audit plan for 2010. During the review of the internal audits, the Committee was briefed by the Internal Audit department and, in coordination with it, analyzed the department’s resources.

The Committee also reviewed the components of the report by the Chairman of the Board of Directors on internal control and risk management, and in particular on risks relating to accounting and financial reporting.

At regular intervals, the Committee monitored the progress made regarding the certification required by Article 404 of the Sarbanes-Oxley Act.

On several occasions, the Committee was briefed by the General Counsel about developments in the legal action relating to the FCPA in which Alcatel-Lucent was involved and about settlements agreements concluded with the US authorities regarding this matter (see section 6.10 “Legal matters”).

It was also regularly briefed by the Chief Compliance Officer on the company’s compliance programs set up for 2010 and the planned targets.

At the end of 2010, the Committee approved the new version of its operating rules to take into account recent legislative changes and recommendations, in particular on internal control and risk management assignments.

Our Audit and Finance Committee gave prior authorization to entrust Statutory Auditors with assignments that are outside the scope of the statutory audits of our financial statements. After hearing presentations by the Chief Financial Officer and the Statutory Auditors, the committee also determined the Auditors’ fees for fiscal year 2010.

In early 2011, the Audit and Finance Committee met twice with an attendance rate of 90%.

The Committee conducted a review of the results and financial statements for the year ended December 31, 2010 and of the Internal Audit department’s 2010 annual report and internal audit plan for 2011.

The Committee reviewed the financial sections of the draft annual report on Form 20-F and the “Document de Référence” (annual report) to be filed with the AMF for fiscal year 2010.

The Committee also reviewed the internal and external auditors’ reports to ensure the effectiveness of internal control procedures in place within our Group.

The NYSE Rules contain detailed requirements for the audit committees of U.S. listed companies. However, for foreign issuers, these requirements are limited to compliance with the rules relating to audit committees in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since July 31, 2005, foreign private issuers are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

One of the requirements under Rule 10A-3 is that each member of the audit committee be independent under the SEC definition of independence. Each of the current four members of our Audit and Finance Committee is independent under the criteria established by Rule 10A-3. In addition, Rule 10 A-3 also stipulates that the audit committee must have direct responsibility for the appointment, compensation and choice of statutory auditors, as well as control over the performance of their duties, management of complaints and the selection of consultants. Direct financing of the committee should also be provided. We believe that our Audit and Finance Committee’s practices are currently fully compliant with Rule 10A-3. It should be noted that French law provides that the election of a company’s Auditors is the responsibility of the shareholders and that the Auditors must be elected by the shareholders at our Annual General Meeting. Additionally, French law requires listed companies to appoint two sets of Statutory Auditors. They are appointed for 6 years and can only be revoked by a court ruling for professional negligence or incapacity to perform their duties. Rule 10 A-3 makes this possible where required by local law.

While Alcatel-Lucent is not subject to the other NYSE rules on audit committees, a number of the requirements in the NYSE rules are similar to Rule 10 A-3, and Alcatel-Lucent considers that its practices are substantially in line with the additional requirements of the NYSE rules.

7

CORPORATE GOVERNANCE

7.4 COMMITTEES OF THE BOARD OF DIRECTORS

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Members

In addition to the AFEP-MEDEF Code requirements, the Corporate Governance and Nominating Committee Operating Rules provide that the Committee shall consist of no less than three members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Bernard (Chairman), Lady Jay, Mr. Blount and Mr. Eizenstat. All are independent directors.

Role

The role of our Corporate Governance and Nominating Committee, as defined by the Board of Directors’ Operating Rules, is to:

—	review matters related to the composition, organization and operation of the Board of Directors and its committees;

—	identify and make proposals to the Board regarding individuals qualified to serve as directors of the company and on committees of the Board of directors;

—	develop and recommend to the Board of Directors a set of corporate governance principles applicable to the company;

—	oversee the evaluations of the Board of Directors and committees thereof;

—	review succession plans for the Chairman of the Board of Directors, the CEO as well as other senior executive officers of the company (Management Committee).

The Committee’s work in 2010 and early 2011

The Corporate Governance and Nominating Committee met 4 times in 2010, with an attendance rate of 100%.

In 2010, the Committee was informed of the evolution and findings of the assessment of the Board of Directors that was started at the end of 2009 with the help of consulting firm Heidrick & Struggles (see section 7.3 “Powers of the Board of Directors”). On this basis, the Committee made the following recommendations.

The Committee proposed to renew the terms of office of eight directors, as well as the implementation of staggered terms of office for members of the Board of Directors combined with the reduction of the term of office from 4 to 3 years.

It also considered the results of the initiative to encourage greater diversity in the composition of the Board of Directors and proposed the appointment of Ms Cico as a new director at the Shareholders’ Meeting of June 1, 2010.

The Committee reviewed the independence of the directors and considered that all the directors could be considered independent except for Mr. Camus and Mr. Verwaayen, who are Executive Directors.

The Committee reviewed the operating rules of the Board of Directors to take into account the reevaluation of directors’ fees, in particular following the introduction of an additional compensation (see Section 7.5.2 “Compensation of directors and observers”).

The Committee met twice in early 2011 and the attendance rate was 100%. It reviewed, among other things, the independence of the directors (see Section 7.3 “Powers of the Board of directors”, subtitle “Independence of the directors”), acknowledged the findings of the assessment of the Board of Directors (see Section 7.3 “Powers of the Board of directors”, subtitle “Evaluation of the Board of Directors”), proposed the renewal of the terms of office of two directors on the agenda of the Shareholders’ Meeting of May 27, 2011 and organized its work for 2011.

The Board of Directors noted that each of the Committee’s members is independent, in compliance with the criteria of the NYSE rules.

COMPENSATION COMMITTEE

Members

The Compensation Committee consists of no less than four members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Spinetta (Chairman), Lady Jay, Mr. Eizenstat and Mr. Piou. All members are independent directors.

Role

The role of our Compensation Committee, as defined by the Board of Directors’ Operating Rules, is to review matters relating to and make proposals to the Board regarding the compensation of the directors, the Chairman, the CEO and the senior executive officers, to consider the general policies with respect to the grant of options, Performance shares and variable compensation, and to examine any proposal to increase the share capital of the company by an offering made exclusively to its employees.

The Committee’s work in 2010 and early 2011

The Compensation Committee met 4 times in 2010, with an attendance rate of 94%.

In 2010, the Compensation Committee reviewed the application of the performance criteria set for calculating variable compensation under the “Global Annual Incentive Plan” for fiscal year 2009 and determined the performance criteria and targets to be taken into consideration in fiscal year 2010.

The Committee defined the compensation package for the Chairman of the Board and the CEO for the fiscal year 2010 and set the qualitative and quantitative applicable performance criteria.

It recommended awarding stock options and Performance shares.

It reviewed the compensation policy for executive officers and defined the principles to be applied on a Group level in 2011 to the awarding of stock options and Performance shares and to the “Global Annual Incentive Plan”.

The Committee conducted an assessment of the Performance share plans awarded in 2008 and 2009 to employees and senior managers, and of the stock option plans granted in 2008 and 2009 to members of the Management Committee and the CEO.

CORPORATE GOVERNANCE

7.4 COMMITTEES OF THE BOARD OF DIRECTORS

The Committee reevaluated the directors’ fees package and proposed an increase in the fees to take into account the proposal made at the Shareholders’ Meeting on June 1, 2010 to appoint a new director and introduce an additional portion of fees relating to the commitment of the Directors to purchase and hold shares in the Company. (See section 7.5.2 “Compensation of directors and observers”).

The Committee checked that the Group’s practices are compliant with the AFEP-MEDEF recommendations concerning the compensation of executive directors of listed companies.

It reviewed the draft resolutions submitted at the Shareholders’ Meeting on June 1, 2010 concerning the authorizations given to the Board relating to the granting of stock options and Performance shares.

Our Compensation Committee met twice in early 2011 (the attendance rate was 75%), in particular to review the application of the performance criteria set for calculating variable compensation under the “Global Annual Incentive Plan” for 2010 and determine the performance criteria and targets for the fiscal year 2011. It conducted an assessment of the Performance share plans awarded in 2008, 2009 and 2010 to employees and senior managers, and of the stock option plans awarded in 2008, 2009 and 2010 to members of the Management Committee. Finally, it recommended the granting of stock options and Performance shares to Group employees and senior managers.

The Board of Directors determined the independence of the members of the Compensation Committee, in compliance with the requirements of the NYSE rules.

TECHNOLOGY COMMITTEE

Members

Our Technology Committee consists of Mr. Hughes (Chairman), Ms. Cico, Mr. Piou and Mr. Leonsis, external member, Mr. Kim,

President of Bell Labs and Mr. Keryer, President of our “Networks” Segment, and Mr. Desbois and Mr. Lapraye, observers.

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

The Committee’s work in 2010 and early 2011

The Technology Committee met 5 times in 2010, with an attendance rate of 91%.

The Group’s technologies, mobile network activities and current research projects at Bell Labs were presented at these meetings.

The Committee reviewed detailed presentations on strategy in China and wireless strategy.

It also reviewed our High Leverage Network and Application Enablement technology portfolios and the Green Touch initiative.

Finally, it reviewed the research and development plan for 2011.

The Technology Committee met once in 2011 and the attendance rate was 100%.

7.5    COMPENSATION

7.5.1 COMPENSATION POLICY FOR THE COMPANY’S EXECUTIVE DIRECTORS *

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

The Committee’s recommendations concern the annual evaluation of senior management and the setting of the fixed and variable compensation paid to key executives. This includes the rules for determining the variable part of their compensation, which is based on their performance and our company’s medium-term strategy, as well as the targets against which performance is measured.

The compensation of the Chairman of the Board of Directors and the Chief Executive Officer is set by the Board of Directors on the basis of the proposals of the Committee. The recommendations are based both on the analysis of the practices of other issuers in the same business as

Alcatel-Lucent and in reference markets, in particular Europe and the United States.

The general principles that guide the compensation policy for our current Executive Directors are set forth in Section 7.1.2. “Compensation policy for the Executive Directors of the Company”. As indicated, when our Executive Directors took office, the Compensation Committee and the Board of Directors ensured that any commitments made by our company complied with applicable law and with the AFEP-MEDEF Code concerning compensation of executive directors of listed companies.

Since the Group has undertaken a restructuring to improve its financial situation and its performance, the compensation policy adopted by the Board of Directors takes into account the extent of the market- and technology-related issues faced by our Company at the time of the appointment of the Chairman and the Chief Executive Officer, and of the challenges accepted by these Executive Directors. A portion of the compensation is therefore linked to the improvement of our Company’s financial situation.

*	For purposes of this document Executive Directors are our Chairman of the Board and our Chief Executive Officer.

7

CORPORATE GOVERNANCE

7.5 COMPENSATION

7.5.1.1 Chairman of the Board of Directors

In light of the situation of our company when he was appointed, Mr. Philippe Camus accepted a mixed compensation consisting of (i) an annual cash component, in the amount of €200,000, without any variable compensation, and (ii) a component to be paid in shares, in line with the practice of companies in reference markets in the United States.

In accordance with French law (AFEP-MEDEF Code), the compensation to be paid in shares is granted to Mr. Camus in Performance shares and subject to the satisfaction of performance criteria. With respect to Mr. Camus, the criteria chosen are quantitative, for 30%, and qualitative, for 70%. The weighting of the criteria reflects the role and responsibilities of the Chairman of the Board of Directors.

The Board of Directors determines, for each grant of Performance shares, the qualitative criteria used to evaluate the actions of its Chairman during his term of office. Details on the criteria applicable to the 2010 and 2011 grants are provided in section 7.6.2.3 “Performance share grants to the Executive Directors”.

Mr. Philippe Camus’ compensation components take into account his individual skills, his individual performance and the Group’s performance, as well as the performance of Alcatel-Lucent’s share price.

(1)	Performance condition(s) applicable to 100% of the grant.

(2)	For a detailed description of the Performance shares Plans as they apply to Mr. Camus, including a presence condition, see section 7.6 “Interest of employees and senior management in Alcatel Lucent’s capital”.

2010 Compensation

Mr. Philippe Camus received €200,000 of fixed annual compensation for 2010 in his capacity as Chairman of the Board of Directors, as set initially as the Board of Directors on September 17, 2008, and as maintained in 2009 and 2010. His cash compensation did not include a variable portion and he did not receive any directors’ fees in his capacity as director or member of one of the Board’s committees.

The Chairman of the Board of Directors benefits from the resources required for the execution of his duties, that is, the use of an office, part-time secretarial services, and reimbursement of professional and travel expenses incurred for the purposes of representing our company, in the same manner as other members of the Board of Directors.

2011 Compensation

At its meeting of March 16, 2011, the Board of Directors decided to keep the compensation of the Chairman of the Board for 2011 at the same level as for fiscal year 2010.

Benefits after termination of functions

Mr. Camus has not received any commitment from us applicable upon termination of his position as Chairman of the Board of Directors or during the period following termination. Furthermore, Mr. Camus is not entitled to any supplemental pension.

7.5.1.2 Chief Executive Officer

The annual cash compensation of Mr. Verwaayen, like that of all the Group’s executive officers, consists of a fixed portion and a variable portion. Each year, the Board of Directors sets the variable portion of his compensation based on specific pre-defined criteria, which take into account our Group’s development perspectives and results for the current year. The criteria that apply to the Chief Executive Officer are solely quantitative.

Mr. Ben Verwaayen also receives an annual grant of stock options (see section 7.6.3.3. “Stock option grants to the Executive Directors”).

CORPORATE GOVERNANCE

7.5 COMPENSATION

Mr. Ben Verwaayen’s compensation components take into account the performance of Alcatel-Lucent’s share price and the Group’s performance, as well as his individual skills.

(1)	Performance condition(s) applicable to 50% of the grant.

(2)	Performance condition(s) applicable to 100% of the grant.

(3)	For a detailed description of the stock options Plans as they apply to Mr. Verwaayen, including presence, holding and other conditions, see section 7.6 “Interest of employees and senior management in Alcatel Lucent’s capital”.

The Board of Directors decided on September 17, 2008, upon Mr. Verwaayen taking office, that his variable compensation would depend solely on the Group’s financial results, based on performance targets assessed according to the same criteria used for all Group executive officers and for most executives, reviewed annually based on proposals by the Compensation Committee.

The CEO’s target bonus is 150% of his fixed compensation if he meets 100% of his targets. Depending on the actual level of performance achieved, his variable compensation may range from 0% to 300%, of his fixed compensation, if performance targets are substantially exceeded.

The variable compensation is paid during the year following the fiscal year to which it relates.

2010 Compensation

The total compensation paid by Alcatel-Lucent to Mr. Verwaayen in 2010 amounted to €1,328,672.

Our CEO’s fixed compensation for fiscal year 2010 amounted to €1.2 million, in accordance with the Board’s initial decision of September 17, 2008, maintained in 2009 and 2010.

Mr. Verwaayen receives notably, as benefits in kind, a monthly impatriation allowance of €10,000 and the use of a company car with a driver.

No variable compensation was paid in 2010 for fiscal year 2009. (See Section 7.5.1.3 “Summary tables”).

With regard to the variable portion of the CEO’s compensation due in 2011 for fiscal year 2010, at a meeting held on March 17, 2010, the Board of Directors decided to continue to apply a criteria relating to the performance of our Group and chose a sole criteria based on the level of the Group’s operating income*. These objectives were in line with our outlook for 2010.

The Board also maintained the other components of compensation previously set during the September 17, 2008 meeting, when our CEO took office.

At a meeting held on February 9, 2011 in Mr. Verwaayen’s absence, the Board of Directors, using the criteria defined above, determined that the variable compensation for 2010 is equal to €1,062,000 corresponding to 59% of the target bonus.

He does not receive any directors’ fees in his capacity as director of our Company.

2011 Compensation

Following the recommendation of the Compensation Committee, the Board of Directors, at its meeting on February 9, 2011, decided to keep Mr. Verwaayen’s fixed compensation for fiscal year 2011 at €1.2 million, the same amount as when he took office.

The fixed compensation of the CEO, which is positioned at the median of the comparable market, has not been increased since 2008.

In addition, the Board of Directors decided to apply the same Group performance criteria used for all Group executive officers and for most executives to determine Mr. Verwaayen’s variable compensation for fiscal year 2011. The same performance criterion chosen in 2010, which is based on the level of the Group’s operating income, was retained for 2011. The Board of Directors also maintained without any change the other components of compensation agreed upon at the meeting of September 17, 2008 when our CEO took office.

Benefits after termination of functions

No commitments upon termination of the CEO’s functions

The CEO is not entitled to any severance payment, even upon forced termination resulting from a change in control or strategy. Moreover, no employment contract existed between him and our company or one of its subsidiaries prior to his appointment as CEO.

*	As used in sections 7.5 “Compensation” and 7.6 “Interests of employees and senior management in Alcatel-Lucent’s capital”, “operating income” corresponds to the adjusted operating income of the Group, as set forth in section 6.8 “Outlook for 2011”.

7

CORPORATE GOVERNANCE

7.5 COMPENSATION

Pension plan

Certain commitments relating to retirement were made to Mr. Ben Verwaayen by Alcatel-Lucent when he was appointed CEO. Our Board of Directors, which met on October 29, 2008, approved the specific provisions governing the private pension scheme described below. These commitments were the subject of a Statutory Auditors’ report before being approved at the shareholders’ meeting on May 29, 2009. As part of the renewal of Mr. Ben Verwaayen’s term of office as director and then CEO of our Group, these commitments were approved again at the Shareholders’ Meeting on June 1, 2010.

As an Executive Director of Alcatel-Lucent, Mr. Ben Verwaayen benefits from the same private pension plan (AUXAD plan) applicable to a group of beneficiaries that includes mainly French executive officers in the Group. He may exercise his rights to retirement starting from the age of 60, subject to the benefits of his pension rights under the French general Social security system and all other French private pension plans. AUXAD, a private pension plan established in 1976, has approximately 400 beneficiaries, including approximately 60 executive officers who are currently employed by Alcatel-Lucent and by French subsidiaries more than 50%-owned by Alcatel-Lucent and which have joined the plan.

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

In contrast with the other executives of our company, Mr. Ben Verwaayen’s rights under AUXAD are capped and cease to accrue as soon as the total amount of rights acquired throughout his career (including under AUXAD) reaches the 40% maximum of guaranteed pension, which represents the maximum rate applicable to him, taking into account the pension rights acquired elsewhere.

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

These “Pension” commitments are based on performance criteria to be assessed throughout the CEO’s term of office. These pension commitments made to Mr. Ben Verwaayen do not require him to be at Alcatel-Lucent at the time he retires, contrary to Article L.137-11 of the Social Security Code. As a result, our Board of Directors, acting on a proposal by the Compensation Committee, has set the following performance conditions to be evaluated throughout his term of office:

—

three quantitative criteria which count for 75% of the performance evaluation, corresponding to the level of revenue and operating income compared with a representative sample of companies in the sector, and the evolution of the Alcatel-Lucent share price in comparison with previous fiscal years;

—

qualitative criteria which count for 25% of the evaluation, corresponding to the strategic repositioning of our company, changes to our business portfolio, and the evolution of the customer satisfaction index.

It should be noted that the specific provisions relating to pension commitments, in the event these benefits may be due upon termination or a change in duties of the CEO, are subject to the regulated agreements procedure provided for in Article L.225-42-1 of the French Commercial Code. These provisions also require performance conditions when the pension plan does not comply with the characteristics of the plans mentioned in Article L.137-11 of the Social Security Code and the last paragraph of Article L.225-42-1 of the French Commercial Code.

7.5.1.3 Summary tables

Table summarizing compensation

	Fiscal year 2009		Fiscal year 2010
(Amounts in euros)	Due	Paid	Due	Paid
Philippe Camus - Chairman of the Board of Directors
Fixed compensation	-	200,000	-	200,000
Variable compensation	-	-	-	-
Exceptional compensation	-	-	-	-
Directors’ fees	-	-	-	-
Benefits in kind	-	-	-	-
Total	-	200,000	-	200,000

Ben Verwaayen - CEO
Fixed compensation		1,200,000		1,200,000
Variable compensation	0	0	1,062,000	0
Exceptional compensation	-	-	-	-
Directors’ fees	-	-	-	-
Benefits in kind (1)		125,892		128,672
Total	0	1,325,892	1,062,000	1,328,672

(1)	This amount includes diverse advantages (impatriation allowance, car and driver...).

The compensation summarized includes the aggregate compensation paid by Alcatel-Lucent and its subsidiaries during fiscal years 2009 and 2010.

CORPORATE GOVERNANCE

7.5 COMPENSATION

Table summarizing compensation, stock options and Performance shares

(Amounts in euros)	Fiscal year 2009	Fiscal year 2010
Philippe Camus - Chairman of the Board of Directors
Compensation with respect to the fiscal year	200,000	200,000
Valuation of options granted (may be exercised after a four-year period)	-
Valuation of Performance shares (200,000 shares available after a four-year period) (1)(2)	238,000	480,000
Total	438,000	680,000

Ben Verwaayen - CEO
Compensation with respect to the fiscal year	1,325,892	1,328,672
Valuation of options granted (1,000,000 options may be exercised after a four-year period) (1)(2)(3)	570,000	1,060,000
Valuation of Performance shares (available after a four-year period)	-
Total	1,895,892	2,388,672

(1)	This is the value in the consolidated financial statements as of the date of the grant, and not the actual payment received.

(2)	This amount corresponds to the value resulting from theoretical computations regarding Performance shares. Gains actually realized will depend on the share price on the dates of the sale of the Performance shares. It does not reflect the level of achievement (partial or total) of the performance conditions attached to the Performance shares and assessed over 2 years or 4 years, nor the presence and holding conditions applicable to the entire grant.

(3)	This amount corresponds to the value resulting from theoretical computations regarding stock options. Gains actually realized will depend on the share price on the dates of the sale of the shares resulting from the exercise of the stock options. It does not reflect the level of achievement (partial or total) of the performance condition attached to 50% of the options granted in 2009 and 2010 and assessed over 4 years, nor the presence and holding conditions applicable to the entire grant.

The stock options and Performance shares respectively granted to Mr. Ben Verwaayen and Mr. Philippe Camus and the related obligations are explained in Sections 7.6.2.3 “Performance share grants to the Executive Directors” and 7.6.3.3 “Stock option grants to the Executive Directors.”

Table summarizing the situation of the Chairman of the Board and the Chief Executive Officer

	Employment contract	Supplemental pension schemes	Termination payments or benefits payable or likely to become payable resulting from the termination or change of position	Compensation paid pursuant to a non-competition clause
Mr. Philippe Camus Chairman of the Board of Directors Appointed on October 1, 2008 and renewed at the Shareholders’ Meeting on June 1, 2010	None	None	None	None

Mr. Ben Verwaayen Chief Executive Officer Appointed on September 15, 2008 and renewed at the Shareholders’ Meeting on June 1, 2010	None	Yes, Please refer to Section 7.5.1.2 “Chief Executive Officer” paragraph “Benefits after termination of functions” for more details	None	None

Apart from the contractual commitments described above, we have no other commitments with respect to the Executive Directors concerning compensation, allowances or benefits due, or likely to be due, by reason of the termination or change of duties or following such termination or change of duties.

7.5.1.4 Amount reserved for pensions and other benefits

The aggregate amount of the benefit obligation related to pension or similar benefits for our directors and the members of our Management Committee amounted to €11.4 million at December 31, 2010 (compared with €14 million in 2009). Of this amount, €3.4 million relates to the directors including Mr. Ben Verwaayen (compared with €2.6 million in 2009), and €8.0 million relates to the members of the Management Committee (compared with €11.4 million in 2009).

The amount of the reserve corresponding to the commitments undertaken for the benefit of the members of the Board of Directors and of the Management Committee of our company amounted to €10.4 million at December 31, 2010 (compared with €5.6 million in 2009).

At December 31, 2010, there are no new commitments to previous Executive Directors.

7.5.2 COMPENSATION OF DIRECTORS AND OBSERVERS

In accordance with a decision made at the Shareholders’ meeting on June 1, 2010, the total amount of directors’ fees was increased from €700,000 to €990,000.

7

CORPORATE GOVERNANCE

7.5 COMPENSATION

Structure of directors’ compensation:

1)	A fixed portion of €395,000 is distributed based on the following principles as decided by the Board of Directors on February 3, 2009:

—	the Chairman of the Audit and Finance Committee receives an annual amount of €25,000;

—	each of the other members of the Audit and Finance Committee receives an annual amount of €15,000;

—	the Chairman of each of the other three committees receives an annual amount of €15,000;

—	each of the other members of the other three committees who are members of the Board of Directors receives an annual amount of €10,000; and

—	Remainder of this fixed portion is distributed equally among all the directors.

2)	A variable portion of €395,000 is allocated among the directors according to their attendance.

3)	The additional portion of €200,000 is allocated in equal parts and conditioned on the acquisition and holding of Alcatel-Lucent shares (see below).

This new compensation package takes into account:

—	the increase in the number of directors. The appointment of a new director at the Shareholders’ meeting on June 1, 2010, increased the number of directors receiving directors’ fees from 8 to 9. In order to maintain their average individual compensation (€87,500 in fiscal year 2009) at the same level, the amount of directors’ fees was proportionately increased,

—	the level of compensation of directors observed for public companies in the same business as Alcatel-Lucent and in reference markets to ensure we attract high-quality, top-performing people for our Group,

—	an additional amount of €200,000 to be allocated to the directors in equal parts on the condition that the total amount received (after tax) be invested in shares of our Company that are held throughout their term of office. The Operating Rules of the Board of Directors have been amended accordingly to incorporate these new provisions. (See section 7.1 “Governance Code”)

Directors’ fees are paid half-yearly. The portion of directors’ fees subject to a requirement to purchase and hold shares are paid at the same time as the second payment of directors’ fees. The directors effected such transactions for the first time during the first quarter of 2011 (see Section 7.5.3 “Transactions carried out by Directors and Executive Directors involving Alcatel-Lucent shares”).

The total fees for the two observers remained unchanged at €100,000.

CORPORATE GOVERNANCE

7.5 COMPENSATION

Table showing directors’ fees and other compensation received by directors and observers

	2009	2010
Directors	Total gross amount in euros	Total gross amount in euros	Amount received as member of a Committee	Amount received as Chairman of a Committee
Mr. Bernard	104,433	127,231	15,000	15,000
Mr. Blount	99,433	122,231	25,000	-
Ms. Cico	-	56,525	5,000	-
Mr. Eizenstat	83,892	104,435	20,000	-
Mr. Hughes	69,487	94,337	-	15,000
Lady Jay	79,417	106,935	20,000	-
Mr. Monty	86,655	106,837	-	25,000
Mr. Piou	87,266	106,935	20,000	-
Mr. Spinetta	89,417	119,534	15,000	15,000
Total	700,000	945,000(*)	120,000	70,000
Observers
Mr. Desbois	50,000	50,000
Mr. Hauptmann (**)	50,000	25,000
Mr. Lapraye (**)	-	25,000

(*)	The overall amount of directors’ fees allocated for fiscal year 2010 is broken down as follows: the sum of €350,000 for the first half of 2010, the sum of €395,000 for the second half, and the sum of €200,000 for the additional portion which represents a gross pre-tax sum of €22,222.22 per director.

(**)	Mr. Lapraye replaced Mr.Hauptmann as observer following the shareholders’ meeting of June 1, 2010.

The Chairman of the Board and the Chief Executive Officer do not receive any directors’ fees.

Directors who take part in meetings of Committees of which they are not members are not compensated for such attendance.

The compensation specified in the table above was the only compensation paid to the directors by Alcatel-Lucent and its subsidiaries during fiscal years 2009 and 2010, except for the compensation paid to the Executive Directors described above.

In addition, the directors also benefited from the Group’s “Directors and Officers” civil liability insurance that covers all the executive officers and directors of the Group.

Except for the commitments described above, we have no commitments towards the directors that constitute compensation, allowances or benefits due or likely to be due on account of termination or change of duties, subsequent to termination or change of duties.

Except for the stock options and Performance shares granted to the Executive Directors (see below Section 7.6.2.3 “Performance share grants to the Executive Directors” and 7.6.3.3 “Stock option grants to the

Executive Directors”), no director holds any options, Performance shares or other securities available for exercise.

7.5.3 TRANSACTIONS CARRIED OUT BY DIRECTORS AND EXECUTIVE DIRECTORS INVOLVING ALCATEL-LUCENT SHARES

Consistent with their commitment, in February 2011 the directors purchased Alcatel-Lucent shares with the additional portion of attendance fees. Pursuant to the decision of the shareholders’ meeting of June 1, 2010, the amount of the additional portion of directors’ fees is to be divided equally among the directors and the amount received (after tax) must be invested in shares of Alcatel-Lucent. The directors must hold the same throughout their terms of office as a Director.

Since the Chairman of the Board of directors and the CEO do not receive any directors’ fees, the commitment to purchase and hold shares tied to the additional portion of Directors’ fees does not apply to them.

Summary of transactions carried out by certain directors during fiscal year 2010 up to March 18, 2011, reported in application of article 223-26 of the “Rglement Général de l’AMF”.

Directors	Type of transaction	Date of transaction	Number of shares	Unit price	Total amount
Mr. Monty	Acquisition	02/19/2010	200,000	U.S.$ 2.79	U.S.$ 558,000.00
Lady Jay	Acquisition	02/15/2010	507	€ 1.97	€ 999.00
Mr. Bernard (*)	Acquisition	02/15/2011	3,647	€3.355	€ 12,235.69
Mr. Blount (*)	Acquisition	02/15/2011	3,710	€3.355	€ 12,447.05
Ms. Cico (*)	Acquisition	02/15/2011	3,803	€3.355	€ 12,759.07
Mr. Eizenstat (*)	Acquisition	02/16/2011	4,398	€3.397	€ 14,940.01
Mr. Hughes (*)	Acquisition	02/15/2011	3,361	€3.355	€ 11,276.15
Lady Jay (*)	Acquisition	02/15/2011	3,389	€3.355	€ 11,370.09
Mr. Monty (*)	Acquisition	02/15/2011	4,436	€3.355	€ 14,882.78
Mr. Piou (*)	Acquisition	02/15/2011	3,647	€3.355	€ 12,235.69
Mr. Spinetta (*)	Acquisition	02/15/2011	3,647	€3.355	€ 12,235.69

(*)	Portion of the directors’ fees subject to the requirement to purchase and hold shares.

7

CORPORATE GOVERNANCE

7.5 COMPENSATION

7.5.4 COMPENSATION OF SENIOR MANAGEMENT

The total amount of compensation and benefits paid in 2010 to senior management, excluding extraordinary items, amounted to €12 million, including fixed compensation of €10.4 million. Senior Management encompasses the people who were members of the Management Committee during fiscal year 2010. There were 16 members at December 31, 2010, as listed in section 7.2 “Management”. The above total amount includes the compensation of members who finished their duties during fiscal year 2010.

Except for the CEO, whose variable compensation is solely based on quantitative criteria, the variable compensation of senior management is based on the performance criteria reviewed by the Compensation Committee and applicable to all Group executive officers and most other executives, and on their personal performance.

For fiscal year 2010, the variable portion was based on growth in the Group’s operating income.

Compensation paid to senior management

(Amounts in million euros)	Fiscal year 2009 14 members (1)	Fiscal year 2010 16 members (2)
Fixed compensation (3)	7.9	10.4
Variable compensation (4)	3.5	1.6
Total	11.4	12.0
Exceptional compensation (5)	3.0	-

(1)	The 14 members of Senior Management were part of the Management Committee throughout the entire fiscal year 2009.

(2)	Out of the 16 members of the Management Committee between January 1 and December 31, 2010, there is taken into account the compensation of 10 members who were part of the Committee during the entire year, the compensation of 6 members pro rata for the period since they became part of the Committee, and the compensation of 4 members pro rata up to the termination of their duties.

(3)	The fixed portion of the compensation paid to Senior Management in 2010 also includes benefits in kind and, where relevant, impatriation and expatriation payments as well as housing allowances for expatriates.

(4)	The variable portion due for fiscal year 2009 paid in 2010, to which are added retention payments, is linked to Revenues, Operating Income, and Operating Cash flow minus Restructuring Cash Outlays and Capital Expenditures*. Each of the criteria counts respectively for 33%, 33% and 34% in the calculation of the variable compensation.

(5)	Exceptional compensation includes any severance payments resulting from contractual commitments.

In addition, directors’ fees received by senior managers for their participation in meetings of the Board of Directors of companies within the Group are deducted from the salaries paid.

7.5.5 PROFIT-SHARING AGREEMENTS AND COLLECTIVE PENSION SAVINGS PLAN (PERCO)

The Group’s companies have set up profit-sharing agreements and employee savings plans based on the recommendations of senior management.

When authorized by local legislation, foreign subsidiaries have introduced profit-sharing plans for their employees in compliance with the relevant local laws.

On February 23, 2009, Alcatel-Lucent’s French companies and the trade unions representing these companies signed a collective agreement concerning the creation of a Collective Pension Savings Plan (PERCO).

PERCO may be used by employees of Alcatel-Lucent’s French companies to top up their future pensions or to carry out other plans such as purchasing their main residence.

This initiative allows them to make payments into a long-term savings plan and to receive matching contributions from Alcatel-Lucent. PERCO is an addition to the Company’s existing employee savings plans (short-term savings plans).

Until now, only payments made into Alcatel-Lucent’s Employee Shareholder Fund (Fonds Actionnariat Alcatel-Lucent) could be matched by employer contributions (if the holding period is at least 5 years). To encourage the employees to contribute to the pension savings plan, the signatories of the PERCO agreement favoured setting up a joint matching contribution allowance for the PERCO and the Alcatel-Lucent Employee Shareholder Fund for all of the Group’s French companies. Alcatel-Lucent will top up any profit-sharing or voluntary payments made into the plan.

Each year, for €3,000 invested by an employee in PERCO and/or the Alcatel-Lucent Employee Shareholder Fund, there will be a maximum employer gross contribution of €2,000. The employer contribution is calculated as follows:

—	100% of the employee’s payments up to €1,000 of accumulated payments;

—	70% of the employee’s payments, when the accumulated payments are between €1,001 and €2,000;

—	30% of the employee’s payments when the accumulated payments are between €2,001 and €3,000.

*	As used in sections 7.5 “Compensation” and 7.6 “Interests of employees and senior management in Alcatel-Lucent’s capital”, “Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures” corresponds to the cash provided (used) by operating activities before interest, taxes and pension & OPEB cash outlays and after capital expenditures.

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

7.6    INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

7.6.1 GRANT POLICY

Our stock option and Performance share plans were introduced to give senior management and employees who play a direct or indirect role in generating our profits a share in any increase in our Group’s profitability.

Our Board of Directors determines the number of options or Performance shares to be granted and the conditions applicable to the plans based on a review of the equity compensation policies implemented by companies in the same business sector, the practices in each country, the level of responsibility and the role of the recipients in the organization. Alcatel-Lucent’s policy is to remain competitive worldwide with our competitors’ practices.

A major portion of the options are granted to employees in our U.S. subsidiaries, in accordance with the compensation policies prevailing in the United States. These supplemental mechanisms are often used by multinational companies in the high-technology sector and are compensation elements that are becoming increasingly essential to attract, retain and keep the best talent in our sectors.

These instruments represent for the recipients a long-term interest in the Group’s results. In a difficult environment, they allow us to hold onto our employees and thus limit the departure of those with skills essential to the future of our company.

Grants to recipients are based on a combination of Performance shares and stock options, subject to applicable law. Our Board of Directors determines the grants at the same period each year to limit any windfall effects, and no discounts are applied to stock options.

Proportionally, since 2010, our Board of Directors has allocated more Performance shares than stock options to limit the effects of dilution and to respect the 1% limit of the annual volume of grants applicable to stock options in accordance with our commitments to shareholders (Section 7.6.3.1 “Main features of the Annual Plan”).

The company has favored such grants over capital increases reserved for the employees, a mechanism that has not been implemented since 2001.

Specific conditions applicable to grants allocated to Executive Directors

In application of the recommendations of the AFEP-MEDEF Code, all grants of Performance shares and stock options to our Executive Directors are subject to the satisfaction of one or more performance conditions as determined by our Board of Directors. Our Board of Directors has also determined individual conditions pertaining to the holding of shares allocated to our Executive Directors, in accordance with Article L. 225-197-1 of the French Commercial Code, and to the obligation to purchase Alcatel-Lucent shares related to the grant of Performance shares as provided in the recommendations of the AFEP-MEDEF Code.

Moreover, grants made to our Executive Directors are limited to 6% of the total grants made by our Board of Directors under the authorizations approved at the Shareholders’ Meeting of June 1, 2010.

Performance criteria for grants of Performance shares and stock options - summary:

(1)	For a detailed description of the Performance share Plans and the stock option Plans, including presence, holding and other conditions applicable to some of the recipients, see sections 7.6.2 “Performance shares” and 7.6.3 “Stock options” below.

(2)	Performance conditions applicable to 100% of the grant.

(3)	Performance condition(s) applicable to 50% of the grant.

7

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

(1)	For a detailed description of the Performance share Plans and the stock option Plans, including presence, holding and other conditions applicable to some of the recipients, see Sections 7.6.2 “Performance shares” and 7.6.3 “Stock options” below.

(2)	Performance condition(s) applicable to 100% of the grant.

(3)	Performance condition(s) applicable to 50% of the grant.

7.6.2 PERFORMANCE SHARES

7.6.2.1 Main features of the annual plan

In 2009, our Board of Directors decided to extend its long-term incentive policy by granting not only stock options but both Performance shares and stock options to eligible recipients.

Conditions applicable to all recipients (2008, 2009 and 2010)

At the time of the grant, our Board of Directors sets the vesting criteria for the Performance shares (including the presence conditions applicable to the recipient and the Group performance targets)

applicable throughout the vesting period which is of either two years or four years. Our company has made a commitment to our shareholders to set performance targets for all grants of Performance shares to the Group’s executive officers and employees.

Pursuant to the authorization granted by the shareholders at the meeting of May 30, 2008, the Group’s performance is evaluated, for the Performance shares Plans adopted between 2008 and 2010, based on the same criteria as those used for the Global Variable Compensation Plan (AIP), applicable to approximately 43,000 employees in the Group. For the Performance shares plan of March 2010, our Board of Directors decided to apply the sole performance criteria determined for the 2010 AIP, which is based on the Group’s operating income.

The recipients acquire the Performance shares at the end of a minimum vesting period of:

—

two years for recipients who are employees in the Group’s companies having their registered office in France. This vesting period is followed by a holding period of an additional two years starting at the end of the vesting period:

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

—	four years for recipients who are employees in the Group’s companies having their registered office outside of France, without a holding period:

The acquisition of Performance shares depends not only on the presence of the employee in the Company for a two-year period starting at the date of grant but also on attainment of the Group’s annual targets for a period of two or four years depending on whether the recipient is an employee of a company having its registered office in France (two years) or outside of France (four years). The satisfaction of this performance condition will be assessed at the end of each year corresponding to the successive reporting periods.

2011 Conditions

Our Board of Directors chose to focus on the criteria of the performance of the Alcatel-Lucent share price for the new grants of Performance shares.

Alcatel-Lucent’s share price is measured over two years against a representative sample of 12 other solution and service providers in the telecommunications equipment sector. The sample was chosen to obtain Alcatel-Lucent’s ranking among the following issuers: F5 Networks, Ciena, Juniper, ZTE, Tellabs, Arris, Cisco, ADTRAN, Comverse, Nokia, Ericsson and Motorola Solutions Inc. This sample of providers may be revised as the companies included evolve (due to mergers, bankruptcies, etc). The reference share price is calculated on the basis of the opening price for Alcatel-Lucent shares on the Euronext Paris market for the 20 trading days preceding the end of each one-year period.

The changes in the share price of Alcatel-Lucent and the other issuers in the sample are measured at the end of the two reference periods of one year, which each counts for 50% of the rights granted. Depending on Alcatel-Lucent’s share price performance, a different coefficient is used to calculate the number of rights acquired during each period. The coefficient may be 100%, 70%, 50%, 20% and 0%, the latter corresponding to the case where Alcatel Lucent is last in this ranking.

The coefficient used for the second period applies to the balance of rights that are not acquired during the first period.

For the purposes of determining the final number of vested performance shares at the expiration of the vesting period, with respect to the employees in Group’s companies having their registered office outside France, the performance of the Company’s share price and of the other issuers who form part of the representative selection will be calculated, once again, on the fourth anniversary date of the Grant Date. All issuers reference share prices at the Grant date will be compared to the average of all issuers reference share prices determined at each anniversary date of the Grant date during the 4 year vesting period in order to establish a ranking of the Company and the other issuers in accordance with the performance of their share price for the whole four-year period.

If the Company is not ranked in last position, the total number of performance shares as determined at the end of the second period will be finally vested at the end of the vesting period.

Our Board of Directors determines whether or not the performance target has been met. Its decision is based on a yearly analysis carried out by the Statutory Auditors.

The acquisition of Performance shares becomes final for recipients who are employees at the end of a vesting period of:

—

two years for recipients who are employees of Group companies having their registered office in France, followed by a minimum holding period of an additional two years, starting at the end of the vesting period;

7

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

—	four years for recipients who are employees of Group companies having their registered office outside of France, including 2 years of presence, without a holding period.

7.6.2.2 Performance share grants to employees

2011 Annual Plan

At a meeting on March 16, 2011, our Board of Directors decided to grant a maximum of 9,939,161 Performance shares to 8,177 employees and executive officers of the Group, provided that the presence, performance and holding conditions described under section 7.6.1 “Grant policy” and section 7.6.2.1 “Main features of the Annual Plan” above are met.

The Performance shares are subject to the following conditions:

—

Share price performance condition: rights to the Performance shares are subject, for all grants, to an Alcatel-Lucent share price performance condition as described above in section 7.6.2.1 “Main features of the Annual Plan”, sub-section “2011 Conditions”.

—	Presence condition: recipients must be present, over a period of two years from the grant by our Board of Directors.
—

Vesting period: Vesting will become final at the earliest on March 16, 2013 for recipients who are employees of Group companies whose headquarters are in France or March 16, 2015 for recipients who are employees of Group companies having their registered office outside of France. It will take effect the first business day following the determination that the presence and performance conditions have been met.

—

Holding period - Availability: recipients who are employees of Group companies having their registered office in France are subject to a holding period of two years following the vesting date. Performance shares will be available at the earliest on March 16, 2015 subject to the above presence and performance conditions.

This grant includes 1,400,000 Performance shares to the members of our Management Committee excluding our CEO, representing 14.1% of the annual grant.

2010 Annual plan

At a meeting on March 17, 2010, our Board of Directors decided to grant a maximum of 7,114,502 Performance shares to 10,952 employees and executive officers of the Group, provided that the presence, performance and, if applicable, holding conditions described under section 7.6.1 “Grant policy” above are met.

The Performance shares are subject to the following conditions:

—

Performance conditions: the financial criterion applicable to 2010 grants is based on the progression of the Group’s Operating Income. Satisfaction of the condition will be assessed at the end of fiscal years 2010 and 2011 for all employees in the Group’s companies that have their registered office in France. For other recipients, performance will be assessed at the end of each year during the four fiscal years from 2010 to 2013.

—

Presence condition - Vesting period: recipients must be present over a period of two years from the grant by our Board of Directors. The vesting of Performance shares by the recipients will become final at the earliest on March 17, 2012 for recipients who are employees of Group companies having their registered office in France or March 16, 2014 for recipients who are employees of Group companies having their registered office outside of France. It will take effect the first business day following the determination by our Board of Directors, upon expiry of the acquisition period, that the presence and performance conditions have been met.

—

Holding period - Availability: recipients who are employees of a Group company whose registered office is in France will be subject to a holding period of two years following the vesting date. Performance shares will be available at the earliest on March 17, 2014 subject to the above presence and performance conditions.

This grant includes 812,163 Performance shares to the members of our Management Committee excluding our CEO, representing 11% of the annual grant.

7.6.2.3 Performance share grants to the executive directors

Mr. Verwaayen did not receive any Performance shares for fiscal years 2009, 2010 and 2011.

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

2011 grants to Mr. Camus

At the meeting on March 16, 2011, our Board of Directors decided to grant Mr. Camus a maximum of 200,000 Performance shares, subject to the satisfaction of presence and holding conditions and of performance conditions based on quantitative and qualitative criteria set at the time of the grant, and to other obligations.

—

Mixed performance conditions: the quantitative criterion applicable to the 2011 grant is based on the performance of the Alcatel-Lucent share price as described above in section 7.6.2.1 “Main features of the Annual Plan”, under sub-section “2011 Conditions”. The qualitative criterion is a performance condition tied to the function of Chairman of the Board, based on specific targets defined by our Board of Directors, the satisfaction of which will be assessed at the end of the vesting period of these rights, comprising:

—	to conduct the Board in its duties in defining the strategic Group goals

—	to ensure that the Board composition is consistent with its missions and with the recommendations issued by the AFEP-MEDEF Code

—	to ensure that the Company’s corporate governance adapts and evolves consistently and efficiently with changes in the industry.

The proportion in which each criterion counts in the evaluation of the performance has remained unchanged since 2009, that is, 30% for the quantitative criterion and 70% for the qualitative criterion.

—

Presence condition - Vesting period: Mr. Camus must still be an Executive Director at the end of the two-year vesting period on March 16, 2013, except for the specific situations set forth below under sub-heading ”2010 grants to Mr. Camus”.

—	Holding period - Availability: there being no change in duration compared with the 2010 grant, the availability date will be March 16, 2015 at the earliest.
—	Obligation to keep vested shares: the same as for the 2010 grant, the vesting date will be March 16, 2013.
—	Obligation to purchase: the same as for the 2010 grant.

2010 grants to Mr. Camus

At the meeting on March 17, 2010, our Board of Directors decided to grant Mr. Camus a maximum of 200,000 Performance shares, subject to the satisfaction of presence and holding conditions and of performance conditions based on quantitative and qualitative criteria set at the time of the grant, and to other obligations.

—	Mixed performance conditions: the quantitative criterion applicable to the 2010 grants is based on the level of the Group’s Operating

Income, as described in section 7.6 2.1 “Main Features of the Annual Plan”, subtitle “Conditions applicable to all recipients (2008, 2009 and 2010)”. Satisfaction of the condition will be assessed at the end of fiscal years 2010 and 2011. The qualitative criterion is a performance condition tied to the function of Chairman of the Board, based on specific targets defined by our Board of Directors, the satisfaction of which will be assessed at the end of the vesting period, and comprising:

—

Implementing the recommendations arising from the review of the organization and operation of the Board of Directors conducted by the Board pursuant to Article 9 of the AFEP-MEDEF Code with the assistance of Heidrick & Struggles;

—	Integration of new appointees to the Board of Directors;
—	Leading the Board of Directors in its mission of defining the strategic direction of the Group.

The proportion in which each criterion counts in the evaluation of the performance has remainded unchanged since 2009, that is, 30% for the quantitative criterion and 70% for the qualitative criterion .

—

Presence condition - Vesting period: Mr. Camus must still be an Executive Director at the end of the two-year vesting period on March 17, 2012. This condition will be deemed to be satisfied if the Chairman of the Board of Directors is removed from office for reasons other than misconduct and in the event that he resigns from his position of Chairman of the Board of Directors for non-personal reasons or due to a change in the control of the company.

—

Holding period - Availability: subject to the presence and performance conditions above, the Performance shares will be available on March 17, 2014 at the earliest, after the two-year vesting period and a further two-year holding period.

—

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

—

Obligation to purchase: Mr. Camus is subject to an obligation to purchase two Alcatel-Lucent shares for every five Performance shares actually acquired by the end of the vesting period, amounting to 80,000 shares if 100% of the performance criteria are met over a two-year period. This obligation must be fulfilled no later than at the end of the holding period. However, Mr. Camus is exempt from this obligation as long as he owns Alcatel-Lucent shares of a value equal to or above 40% of his annual compensation net of tax.

In compliance with the AFEP-MEDEF Code, Mr. Philippe Camus has agreed not to use hedging instruments concerning the Performance shares he receives as described above.

The distribution of Performance shares between employees and Executive Directors for 2009, 2010 and 2011 reflects the implementation of a balanced grant policy that is not concentrated on any type of recipient in particular:

Plan date	Annual Grant	Grant to the Chairman of the Board of Directors
		Number	% Plan	% Capital*
March 18, 2009	7 million	200,000	2.9%	0.01%
March 17, 2010	7.3 million	200,000	2.7%	0.01%
March 16, 2011	10.1 million	200,000	2.0%	0.01%

*	On the basis of the number of shares constituting the share capital on December 31 of each year.

7

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

7.6.2.4 Performance review of previous plans

The following plans are subject to a performance review for the 1st reference period - “Fiscal year 2010”:

Plans of March 17, 2010 - Annual Plan and Mr. Philippe Camus plan

Our Board of Directors, at a meeting on February 9, 2011, after consulting with the Compensation Committee, determined that the level of satisfaction of for the “Group” financial performance, that is, the level of the Operating Income, was 84%.

The vesting period ends on March 17 2012. The performance for the second period will be assessed at that time.

The following plans are subject to a performance review for the last reference period for recipients who are employees and Executive Directors of Group companies having their registered offices in France:

Plans of March 18, 2009 - Annual Plan

Our Board of Directors, at a meeting on February 9, 2011, determined the level of satisfaction of the performance conditions tied to the grant on March 18, 2009 of a maximum number of 6,782,956 Performance shares to 11,075 employees.

The quantitative criteria are the 3 “Group” financial criteria applicable for fiscal year 2009 to the Performance share Plan for employees: the level of Revenues, Operating Income and Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures. Each of these criterion counts for 33%, 33% and 34% respectively, in the performance assessment. After consulting with the Compensation Committee, our Board of Directors determined the level of satisfaction of the performance criteria at the end of the following two periods:

—

Performance review for the 1st reference period - “Fiscal year 2009”: our Board of Directors, at a meeting on February 9, 2010, determined that the 3 “Group” financial performance criteria had not been met.

—

Performance review for the 2nd reference period - “Fiscal year 2010”: our Board of Directors, at a meeting on February 9, 2011, determined that the level of satisfaction of the 3 “Group” financial performance criteria (Revenues, Operating Income, and Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures) was 66%, 84% and 51%, respectively.

Accordingly, the average level of attainment of the annual Group objectives for a period of two years is 33.5%. Pursuant to the delegation of authority granted by the Board of Directors at its meeting of March 16, 2011, the CEO noted the presence of 1,472 recipients who are employees of companies whose registered office is located in France, and the number of Alcatel-Lucent shares thereby issued and transferred, that is, 314,372 shares.

The shares will be recorded in registered form in individual accounts and will be non-transferable until the end of the holding period of two years. They will be available on March 18, 2013 at the earliest.

For recipients who are employees of Group companies having registered offices outside of France, the level of satisfaction of these performance conditions will be assessed at the end of four reference periods corresponding to fiscal years 2009, 2010, 2011 and 2012.

Plan of March 18, 2009 - Mr. Philippe Camus

At a meeting on March 16, 2011, our Board of Directors reviewed both of the presence and the performance conditions, including quantitative and qualitative criteria, related to the grant on March 18, 2009 of a maximum number of 200,000 Performance shares to Mr. Philippe Camus. The quantitative and the qualitative criteria comport a performance score, which ranges from 0% to 200% for the former, and from 0% to 150% for the latter.

The quantitative criteria are the 3 “Group” financial criteria applicable during fiscal year 2009 for the Performance share plan for employees, that is, the level of Revenues, Operating Income and Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures. Each of these criteria counts for 10 % in the performance assessment. After consulting with the Compensation Committee our Board of Directors determined on the level of satisfaction of the performance criteria at the end of the following two periods:

—

Performance review for the 1st reference period - “Fiscal year 2009”: our Board of Directors, at a meeting on February 9, 2010, determined that the 3 “Group” financial performance criteria had not been met.

—

Performance review for the 2nd reference period - “Fiscal year 2010”: our Board of Directors, at a meeting on February 9, 2011, determined that the satisfaction level of the 3 “Group” financial performance criteria (Revenues, Operating Income, and Operating Cash Flow minus Restructuring Cash Outlays and Capital Expenditures) was 66%, 84% and 51%, respectively.

The qualitative criterion is a performance condition tied to the function of Chairman of the Board, based on specific targets defined by our Board of Directors. It counts for 70% in the performance assessment and includes the implementation of appropriate measures concerning the composition of our Board of Directors at the end of the terms of office of the majority of the directors in 2010, implementing corporate governance best practices and leading the Board of Directors in its task of defining the Group’s strategic orientation.

At its meeting on March 16, 2011, the Board of Directors determined a qualitative performance rate of 150% at the end of the two-year vesting period, after having highlighted the reduction of the duration of the term of office of the directors from 4 to 3 years and the implementation of a staggered board, in compliance with the AFEP-MEDEF Code. The Board of Directors also determined a quantitative performance rate of 33.5% at the end of the same period.

The combined quantitative and qualitative performance rate, taking into account their respective weight, was 115.05 % but, consistent with the terms of the plan, the percentage applied was limited to 100%.

Accordingly, the Board of Directors determined that 200,000 Alcatel Lucent shares were to be transferred to Mr. Philippe Camus.

The shares will be recorded in registered form in individual accounts and will be non-transferable until the end of the holding period of two years. They will be available on March 18, 2013 at the earliest provided Mr. Camus complies with the obligation to keep a number of shares equal in value to 100% of his annual compensation until the end of his term of office.

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

Plan of September 17, 2008 - Mr. Philippe Camus

At its meeting on November 2, 2010, our Board of Directors reviewed the performance conditions, including quantitative and qualitative criteria, related to the grant on September 17, 2008 of a maximum number of 100,000 Performance shares to Mr. Philippe Camus. The quantitative and the qualitative criteria comport a performance score, which ranges from 0% to 200% for the former, and from 0% to 150% for the latter.

The quantitative criteria are the “Group” 2 financial performance criteria applicable for fiscal year 2008 to the Performance share Plan for employees, that is, the level of Revenues and Operating Income. Each of the criteria counts for 10% in the performance assessment. After consulting with the Compensation Committee our Board of Directors determined the level of satisfaction of the performance criteria at the end of the following three periods:

—

Performance review for the 1st reference period - “4th quarter of 2008”: Our Board of Directors, at a meeting on February 3, 2009, determined that the level of satisfaction for the 2 “Group” financial performance criteria (Revenues and Operating Income) was 0% and 71%, respectively for this first reference period.

—

Performance review for the 2nd reference period - “Fiscal year 2009”: Our Board of Directors, at a meeting on February 9, 2010, determined that the 2 “Group” financial performance criteria had not been met.

—	Performance review for the 3rd reference period - “first three quarters of 2010”: Our Board of Directors, at a meeting on 2 November, 2010,

determined that the level of satisfaction for the 2 “Group” financial performance criteria (Revenues and Operating Income) was 75% and 66%, respectively.

The qualitative criterion is a performance condition tied to the function of Chairman of the Board, based on specific targets defined by our Board of Directors. It counts for 80% in the performance assessment and includes the implementation of a renewed Board of Directors, implementing corporate governance best practices and leading the Board of Directors in its task of defining the Group’s strategic orientation.

At its meeting on November 2, 2010, the Board of Directors determined a qualitative performance rate of 125% at the end of the two-year vesting period, after having highlighted changes in the operating methods of our Board of Directors in line with corporate governance best practices over the two-year period between October 1, 2008 and September 30, 2010. The Board of Directors also determined a quantitative performance rate of 31% at the end of the same period.

The combined quantitative and qualitative performance rate, taking into account their respective weight, was 106% but, consistent with the terms of the plan, the percentage applied was limited to 100%.

Accordingly, the Board of Directors determined that 100,000 Alcatel Lucent shares were to be transferred to Mr. Philippe Camus as of November 3, 2010.

The shares are recorded in registered form in individual accounts and are non-transferable until the end of the holding period of two years.

They will be available on November 3, 2012 at the earliest provided Mr. Camus complies with the obligation to keep a number of shares equal in value to 100% of his annual compensation until the end of his term of office.

Plan of October 29, 2008 - Mr. Ben Verwaayen

At its meeting on February 9, 2011, our Board of Directors reviewed both the presence and the performance conditions, including quantitative and qualitative criteria, related to the grant on October 29, 2008 of a maximum number of 250,000 Performance shares to Mr. Ben Verwaayen. The quantitative and the qualitative criteria comport a performance score, which ranges from 0% to 200% for the former, and from 0% to 150% for the latter.

The quantitative criteria are the 2 “Group” financial performance criteria applicable for fiscal year 2008 for the Performance share plan for employees, that is, the level of Revenues and Operating Income. Each of the criteria counts for 20% in the performance assessment. After consulting with the Compensation Committee our Board of Directors determined on the level of satisfaction of the performance criteria at the end of the following two periods:

—

Performance review for the 1st reference period - “Fiscal year 2009”: our Board of Directors, at a meeting on February 9, 2010, determined that the 2 “Group” financial performance criteria had not been met.

—

Performance review for the 2nd reference period - “Fiscal year 2010”: our Board of Directors, at a meeting on February 9, 2011, determined that the level of satisfaction of the 2 “Group” financial performance criteria (Revenues and Operating Income) was 66% and 84%, respectively for the second reference period.

The qualitative criterion is a performance condition tied to the function of CEO based on specific targets defined by our Board of Directors, including the definition of the Group’s strategy and design and implementation of the structural model to support the proposed strategy. It counts for 60% in the performance assessed over a reference period running from January 1, 2009 to December 31, 2010.

At its meeting on February 9, 2011 our Board of Directors assessed the level of satisfaction of the qualitative criterion at the end of the two-year vesting period. The Board of Directors determined a qualitative performance score of 150% and validated the quantitative performance score at 37.5%.

The combined quantitative and qualitative performance rate, taking into account their respective weight, was 105% but, consistent with the terms of the plan, the percentage applied was limited to 100%.

Accordingly, after consulting the Corporate Governance and Nominating Committee and the Compensation Committee, the Board determined that the 250,000 Alcatel-Lucent shares were to be transferred to Mr. Ben Verwaayen as from February 10, 2011.

The shares were recorded in registered form in individual accounts and are non-transferable until the end of the holding period of two years. They will be available on February 10, 2013 at the earliest provided Mr. Verwaayen complies with the obligation to keep a number of shares equal in value to 100% of his annual compensation until the end of his term of office.

7

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

7.6.2.5 History of Performance share grants

Performance shares granted to the Chairman of the Board of Directors and the CEO

Mr. Verwaayen did not receive any Performance shares for fiscal years 2009, 2010 and 2011.

Grant	Maximum number of shares	Vesting date (1)	Number of shares vested	Availability date	Mixed performance conditions	Unit valuation (2)
Mr. Philippe Camus
Plan of 09/17/2008 (3)	100,000	11/03/2010	100,000	11/03/2012	2 Group financial criteria and 1 performance criterion tied to the “function”		€3.05
Plan of 03/18/2009 (3)	200,000	03/18/2011	200,000	03/18/2013	3 Group financial criteria and 1 performance criterion tied to the “function”		€1.19
Plan of 03/17/2010 (3) (4)	200,000	03/17/2012	-	03/17/2014	1 Group financial criterion and 1 performance criterion tied to the “function”		€2.40
Plan of 03/16/2011 (4)	200,000	03/16/2013	-	03/16/2015	Share price performance and 1 performance criterion tied to the “function”	€ 3.48		€3.48
Mr. Ben Verwaayen
Plan of 10/29/2008 (3)	250,000	02/10/2011	250,000	02/10/2013	2 Group financial criteria and 1 performance criterion tied to the “function”		€1.63
Shares available in 2010	None

(1)	This is the earliest date at which Performance shares can become fully vested, with full ownership to be acquired on the first working day following acknowledgement at the end of the vesting period, that the presence and performance conditions have been met.

(2)	The unit value (rounded to the nearest tenth of a Euro) corresponds to the value in the consolidated financial statements. This value results from theoretical computations. Actual gains realized will depend on the share price on the date of sale of the Alcatel-Lucent shares. On March 16, 2011, on the basis of a share price of €3.76, the value of each Performance share was €3.48.

(3)	Performance reviews for 2008, 2009, 2010 plans: see section 7.6.2.4 “Performance review of previous plans” above.

(4)	Grants 2010 and 2011: see section 7.6.2.3 “Performance share grants to the Executive Directors” above.

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

Information on Performance share plans at March 16, 2011

	Number of Performance shares
Date of Board of Directors Meetings	Total number of shares	Shares granted to Executive Directors	Shares granted to the Management Committee	Total number of recipients	Vesting date of shares(1)	Number of shares vested	Availability date	Performance conditions
09/17/2008 (2)	100,000	100,000 (Chairman of the Board of Directors)	-	1	11/03/2010	100,000	11/03/2012	2 Group financial criteria and 1 performance criterion tied to the “function”
10/29/2008 (2)	250,000	250,000 (Chief Executive Officer)	-	1	02/10/2011	250,000	02/10/2013	2 Group financial criteria and 1 performance criterion tied to the “function”
03/18/2009 (2)	200,000	200,000 (Chairman of the Board of Directors)	-	1	03/18/2009	200,000	03/18/2013	3 Group financial criteria and 1 performance criterion tied to the “function”
03/18/2009 (2)	6,782,956	-	866,658	11,075	03/18/2011 Or 03/18/2013	314,372	03/18/2013	3 Group financial criteria
03/17/2010 (2)(3)	200,000	200,000 (Chairman of the Board of Directors)	-	1	03/17/2012	-	03/17/2014	1 Group financial criteria and 1 performance criterion tied to the “function”
03/17/2010 (2)(3)	7,114,502	-	812,163	10,952	03/17/2012 Or 03/17/2014	-	03/17/2014	1 Group financial criteria
03/16/2011 (3)	200,000	200,000 (Chairman of the Board of Directors)	-	1	03/16/2013	-	03/16/2015	Share price performance and 1 criterion tied to the “function”
03/16/2011 (3)	9,939,161	-	1,400,000	8,177	03/16/2013 Or 03/16/2015	-	03/16/2015	Share price performance
TOTAL

(1)	This is the earliest date at which Performance shares can become fully vested, with full ownership to be acquired on the first business day following the acknowledgement by our Board of Directors, at the end of the vesting period, that the presence and performance conditions have been met.

(2)	Performance reviews for 2008, 2009, 2010 plans: see section 7.6.2.4 “Performance review of previous Plans” above.

(3)	Grants 2010 and 2011: see section 7.6.2.2 “Performance share grants to employees” and 7.6.2.3 “Performance share grants to the Executive Directors” above.

7.6.3 STOCK OPTIONS

7.6.3.1 Main features of the Annual Plan

Terms of the Plan

The Annual stock options Plan includes rules under which recipients gradually acquire the rights to the options granted to them over a period of 4 years.

Options may be exercised once vested (subject to any holding period that may be imposed by local laws). Recipients who are employees of a subsidiary having its registered office in France may not exercise their options before the end of the holding period set by Article 163 bis C of the French tax code, which is currently four years from the grant date. All vested options must be exercised before the eighth anniversary of the grant date.

The exercise price for the options does not include any discount or reduction on the average opening share price for Alcatel-Lucent shares on the Euronext Paris stock market for the 20 trading days preceding the Board of Directors meeting at which the options are granted, and the exercise price cannot be lower than the €2 par value of the shares.

Also, to ensure the stability in all circumstances of the Group’s business and the employees who are essential to its development, our Board of Directors is authorized, in the event of a takeover bid for Alcatel-Lucent, a tender offer for our shares or a procedure to delist our shares, to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the Board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period.

In accordance with the commitment made by our Board of Directors at the Shareholders’ Meeting on June 1, 2010, any grant of options authorized pursuant to the new authorization approved at the Extraordinary Shareholders’ Meeting shall include the following provisions:

—	A minimum 2-year vesting period for recipients who are employees of French companies

The 4-year vesting period will include a minimum 2-year vesting period at the end of which the recipient acquires 50% of the rights, followed by gradual vesting of 25% after the third year and of 25% after the fourth year. Given the non-availability period of 4 years applicable to recipients who are employees of a French company, these recipients will not be able to exercise 100% of their options before the end of the fourth year.

7

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

Given the trends observed on the French market, extending the vesting period is in line with best market practices.

—	A limited number of options granted annually

The number of options to be granted pursuant to the thirtieth resolution approved at the Shareholders’ Meeting of June 1, 2010 will be limited to 3% of the capital instead of a maximum of 4% as set out in the resolution, that is, a maximum of 1% of options to be granted annually.

—	Performance condition for Executive Directors and the members of the Management Committee

Stock options that the Board grants to the Executive Directors of the Company under the thirtieth resolution approved at the Shareholders’ Meeting of June 1, 2010, will be subject for 100 % of the options to performance criteria in conformity with the recommendations of the AFEP-MEDEF Code. 50% of the options granted to members of the Management Committee will be subject to performance criteria.

Condition applicable to Senior Management for fiscal year 2008, 2009 and 2010:

Options granted to members of our Management Committee are subject to the same conditions as those applicable to the Annual Stock option Plans as well as to a share performance target conditions.

Alcatel-Lucent’s share price is assessed periodically against a representative sample of 14 other solution and service providers in the telecommunications equipment sector. The sample was chosen to obtain Alcatel-Lucent’s ranking among the following issuers: F5 Networks, Ciena, Juniper, ZTE, Tellabs, Arris, Cisco, ADTRAN, Comverse, Nokia, Ericsson, Motorola Solutions Inc., ADC Telecom and Nortel. Regarding the last two providers, our Board of Directors noted, at its meetings on February 9 and March 16, 2011 respectively, the occurence of structural transactions affecting their listing in 2010. Accordingly, the list was reduced from 14 to 12 issuers. The number of solution and service providers comprising this representative sample may be revised as the companies included evolve (due to mergers, bankruptcies, etc). The reference share price is calculated on the basis of the opening price for Alcatel-Lucent shares on the Euronext Paris stock market for the 20 trading days preceding the end of each period.

The number of stock options that will vest is determined annually based on Alcatel-Lucent’s share price performance compared with our sample group. This annual determination occurs over a four-year period starting from the grant date, that is :

—	25% of the rights per period for recipients who are employees of a company whose registered office is located outside of France and

—

50% of the rights after an initial two-year period then 25% of the rights at the end of each of the following two annual periods for recipients who are employees of a company whose registered office is located in France.

At the end of each period, the performance of Alcatel-Lucent shares and shares of the other issuers in the sample group is assessed in order to rank Alcatel-Lucent and the other issuers in three categories. Depending on Alcatel-Lucent’s share price performance category for the given period, a coefficient will be used to calculate the number of rights vested for that specific period. The coefficient may be 100%, 50% and 0% (the latter applying in case Alcatel Lucent’s share price is last in this ranking).

At the end of the vesting period, the performance of Alcatel-Lucent’s and the other issuers’ shares in the sample group is measured again for the period from the grant date to the end of the 4th period to obtain a new ranking. Depending on Alcatel-Lucent’s share price ranking category over the four-year period, a new coefficient of 100%, 50% or 0% is determined. This new ranking over four years will be used to calculate the total vesting rate for the recipient if it is more favorable than the ranking on each anniversary date and the number of shares vesting in the last period is adjusted accordingly.

Our Board of Directors determines whether or not the performance target has been met. Its decision is based on a yearly analysis carried out by the Statutory Auditors, after consulting with the Compensation Committee.

Condition applicable to Senior Management for fiscal year 2011:

On March 16, 2011, our Board of Directors chose, as the new performance condition applicable to stock options awarded to members of the Management Committee, a Group performance condition: The financial criterion applicable to 2011 grants is based on “Free Cash Flow”*.

Performance will be assessed at the end of each fiscal year during a four-year period. The rights to the options are vested for:

—	25% of the rights per year for recipients who are employees of a company whose registered office is located outside of France, and

—	50% of the rights at the end of a first two-year reference period and 25% of the rights at the end of the following two annual periods, for recipients who are employees of a company whose registered office is located in France.

At the end of each period, depending on the performance level achieved, a coefficient of 100%, 75%, 50% or 0% is used to calculate the number of rights vested for each period.

7.6.3.2 Stock option grants to employees

2011 Annual plan At a meeting on March 16, 2011, our Board of Directors authorized the grant of a total of 11,250,500 options to 8,178 Group employees and executive officers.

—

No discount: the shares may be purchased by the recipients at a price of €3.70 per share, corresponding to the average opening price of the share on the stock market over 20 trading days preceding the date of the Board meeting at which the stock options were granted.

—

Vesting condition: these employees’ rights will vest over four years, subject to the fulfillment of presence conditions, for 25% of the rights at the end of each annual period for recipients who are employees of a company whose registered office is located outside France and for 50% of the rights at the end of an initial period of two years and then 25% of rights at the end of two subsequent annual periods for recipients who are employees of a company whose registered office is located in France.

*	As used in section 7.6 “Interests of employees and senior management in Alcatel-Lucent’s capital”, “Free Cash Flow” corresponds to the net cash provided (used) by operating activities less capital expenditures (“Free Cash Flow”).

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

—

Availability: these options may be exercised at the end of a holding period, which varies depending on the country in which the employer of the recipients has its registered office (four years for recipients who are employees of a company that has its registered office in France), until March 15, 2019, that is, the expiration date of the eight-year plan.

The 2011 Annual Plan includes a total of 2,700,000 options granted to the members of the Management Committee, representing 24.1% of the total number of options granted in March 2011. Except for the specific conditions and obligations applicable to the CEO described below, these options were granted at the same exercise price of €3.70 and comply with the terms of the Annual stock options Plan. In addition, they are subject to the performance condition described above in Section 7.6.3.1 “Main features of the annual plan” in the subtitle “Condition applicable to Senior Management for fiscal year 2011.”

2010 Annual plan At a meeting on March 17, 2010, our Board of Directors authorized the grant of a total of 18,734,266 stock options to 10,994 Group employees and executive officers, subject to the conditions outlined in the annual stock option plan.

—	No discount: the shares may be purchased by the recipients at a price of €2.40 per share, corresponding to the average opening price of the share on the stock market over 20 trading days preceding the date of the Board meeting at which the stock options were granted.
—

Vesting condition: these options will vest over four years, subject to the presence conditions. A quarter of the options granted will vest on the first anniversary of the grant date and 1/48th of the options will vest at the end of each subsequent month.

—

Availability: these options may be exercised at the end of a holding period, which varies depending on the country in which the employer of the recipients has its registered office (four years for recipients who are employees of a company that has its registered office in France), until March 16, 2018, that is, the expiration date of the eight-year plan.

The 2010 Annual plan includes a total of 2,980,000 options granted to the members of the Management Committee. This represents 15.9% of the 18.7 million options granted in March 2010. Except for the specific conditions and obligations applicable to the CEO described below, these options were granted at the same exercise price of €2.40 and comply with the terms of the annual stock options plan. In addition, they are subject to the share-price performance condition described above in Section 7.6.3.1. “Main features of the annual plan” in the subtitle “Condition applicable to Senior Management for fiscal years 2008, 2009 and 2010.”

Information on the largest grants or exercises for fiscal year 2010

In compliance with the provisions of Article L. 225-184 of the French Commercial code, the table below provides information for fiscal year 2010 relating to the employees (other than the Chairman and the CEO) who received the ten largest grants and were issued the ten largest numbers of shares upon exercise of stock options.

	Number of stock options granted	Weighted average price	Plans	Specific Provisions
10 largest employees stock option grants	3,080,000	€2.35	03/17/2010	Share performance conditions for members of the Management Committee
10 largest employees stock option exercises	157,120	€1.08	03/18/2009 10/04/2000 09/12/2000 12/07/2000 12/31/2008	Stock option share plans granted by foreign companies before their acquisition by Alcatel-Lucent. See Section 7.6.3.5 “History of stock options plans grants”

7.6.3.3 Stock option grants to the Executive Directors

Mr. Philippe Camus did not receive any Alcatel-Lucent stock options.

2011 grants to Mr. Verwaayen

At a meeting on March 16, 2011, our Board of Directors granted Mr. Verwaayen 1.3 million stock options, subject to performance conditions. The conditions of the grant are as follows:

—	Mixed performance conditions:

—	Share performance: 50% of the stock options granted are subject to performance conditions linked to the performance of Alcatel-Lucent shares. The conditions are the same as described in Section 7.6.2.1 “Main features of the annual plan”, subtitle “2011 Conditions”.

—	Free Cash Flow performance: 50% of the stock options granted are subject to a performance condition based on the progression of Free Cash Flow. The conditions are the same as those applicable to the Management Committee, as described above in Section 7.6.3.1 “Main features of the Annual Plan”, subtitle “Condition applicable to Senior Management for fiscal years 2008, 2009 and 2010”.

—

Presence condition: Mr. Verwaayen will acquire full rights over the stock options as long as he is still an Executive Director at the end of the vesting period. This condition is deemed to have been satisfied if the CEO is removed from office for reasons other than misconduct and in the event that he resigns from his position as CEO for non-personal reasons or due to a change in the control of the company (the same as in the 2010 stock option plan).

—

No discount: The stock options may be purchased by Mr. Verwaayen at a price of €3.70 corresponding to the average opening price of the share on the stock market over the 20 trading days preceding the date of the Board meeting at which the stock options were granted.

—

Vesting period: The options will vest over four years at a rate of 50% of the options at the end of an initial period of 2 years and then 25% of the options at the end of the following two annual periods.

7

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

—

Availability: Subject to the presence and performance conditions above, the stock options become available after a holding period of four years starting from the time of the grant, with a plan duration of eight years.

—

Holding obligation: Mr. Verwaayen must retain, until the end of his term of office, Alcatel-Lucent shares equal in value to 100% of the capital gains resulting from the exercise of the options, net of tax and mandatory contributions and of the gains required to fund the exercise of the options. He is exempt from this obligation as long as he owns a number of Alcatel-Lucent shares equal in value to or above the total amount of his fixed and variable compensation, based on the satisfaction of 100% of the targets set for him by the Board, for the year preceding the exercise of the stock options.

2010 grants to Mr. Verwaayen

At a meeting on March 17, 2010, the Board of Directors granted Mr. Verwaayen 1 million stock options, subject to performance conditions. The conditions of the grant are as follows:

—

Share performance condition: 50% of the stock options granted are subject to performance conditions linked to the performance of Alcatel-Lucent shares. The conditions are the same as those applicable to the Management Committee, as described above in Section 7.6.3.1 “Main features of the Annual Plan”, subtitle “Condition applicable to Senior Management for fiscal years 2008, 2009 and 2010”.

—

Presence condition: Mr. Verwaayen will acquire full rights over the stock options as long as he is still an Executive Director at the end of the vesting period. This condition is deemed to have been satisfied if the CEO is removed from office for reasons other than misconduct and in the event that he resigns from his position as CEO for non-personal reasons or due to a change in the control of the company.
Pursuant to the provisions of Article L.225-42-1 of the French Commercial code, these commitments, which allow Mr. Verwaayen to retain his stock option rights, in case of termination of his office in certains circumstances were approved at the Shareholders’ Meeting on June 1, 2010, on the occasion of the renewal of his appointment as director and CEO of our company.

—

No discount: the shares may be purchased by Mr. Verwaayen at a price of €2.40 per share, corresponding to the average opening price of the share on the stock market over 20 trading days preceding the date of the Board meeting at which the stock options were granted.

—	Vesting period: the options will vest over four years at a rate of one fourth of the options per year.

—

Availability: subject to the presence and performance conditions above, the stock options become available after a holding period of four years starting from the time of the grant, with a plan duration of eight years.

—

Holding obligation: Mr. Verwaayen must retain, until the end of his term of office, Alcatel-Lucent shares equal in value to 100% of the capital gains resulting from the exercise of the options, net of tax and mandatory contributions and of the gains required to fund the exercise of the options. He is exempt from this obligation as long as he owns a number of Alcatel-Lucent shares equal in value to or above the total amount of his fixed and variable compensation, based on the satisfaction of 100% of the targets set for him by the Board, for the year preceding the exercise of the stock options.

In compliance with the AFEP-MEDEF Code, Mr. Verwaayen has agreed not to use hedging instruments for the stock options he is granted.

The distribution of stock options between employees and Executive Directors reflects the implementation of a balanced distribution policy that is not concentrated on any type of recipient in particular:

	Annual Grants	Grants to the CEO
Grant date		Number	% Plan	% Capital (2)
March 18, 2009 (1)	21.7 million	1 million	4.6%	0.04%
March 17, 2010	18.7 million	1 million	5.3%	0.04%
March 16, 2011	11.3 million	1.3 million	11.5%	0.05%

(1)	On the basis of the total options granted during fiscal year 2009 pursuant to the annual and the exceptional plans (52.4 million), the proportion granted to the CEO is 1.9% of both combined plans.
(2)	On the basis of the number of shares constituting our capital on December 31 of each year.

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

7.6.3.4 Performance review

The table below reflects the results of the performance reviews determined by our Board of Directors for all stock option plans granted to members of our Management Committee, including the CEO, subject to a performance condition related to the Alcatel-Lucent share price.

The number of stock options that will vest is determined annually depending on the ranking of Alcatel-Lucent’s share price performance compared with our sample group. This annual determination occurs over a four-year period, starting from the grant date, and concerns 25% of the options per period for the plans between 2008 and 2010.

Performance review	Exercise price	Exercise period	Performance conditions (1)	Reference period coefficient
				Period 1	Period 2	Period 3	Period 4
Plan of 09/17/2008 Mr. Ben Verwaayen	€3.90	09/17/2012 to 09/16/2016	Performance of Alcatel-Lucent shares applied to 50 % of the grant evaluated over a four-year period	0%	0%	-	-
Plan of 12/31/2008 Management Committee (3 members, non including Mr. Ben Verwaayen)	€2.00	12/31/2012 to 12/30/2016	Performance of Alcatel-Lucent shares applied to 50 % of the grant evaluated over a four-year period	50%	50%
Plan of 03/18/2009 Management Committee (including Mr. Ben Verwaayen)	€2.00	03/18/2013 to 03/17/2017	Performance of Alcatel-Lucent shares applied to 50 % of the grant evaluated over a four-year period	100%	100%	-	-
Plan of 03/17/2010 (2) Management Committee (including Mr. Ben Verwaayen)	€2.40	03/17/2014 to 03/16/2018	Performance of Alcatel-Lucent shares applied to 50 % of the grant evaluated over a four-year period	100%	-	-	-

(1)	See the description of performance conditions and the detail of its calculation in Section 7.6.3.1 “Main features of the Annual plan”, subtitle “Condition applicable to senior management for fiscal years 2008, 2009 and 2010”.

(2)	2010 grants: see section 7.6.3.3 “Stock option grants to the Executive Directors” above.

7.6.3.5 History of stock option grants

Stock options granted to the CEO and the Chairman of the Board of Directors

Mr. Philippe Camus did not receive any Alcatel-Lucent stock options.

	Number of stock options	Exercise price	Exercise period	Performance conditions (1)	Unit valuation (2)
Mr. Ben Verwaayen
Grants
Plan of 09/17/2008 (3)	250,000	€3,90	09/17/2012 to 09/16/2016	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€2.13
Plan of 03/18/2009 (3)	1,000,000	€2,00	03/18/2013 to 03/17/2017	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€0.57
Plan of 03/17/2010(3) (4)	1,000,000	€2,40	03/17/2014 to 03/16/2018	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€1.06
Plan of 03/16/2011 (4)	1,300,000	€3.70	03/16/2015 to 03/15/2019	Performance of Alcatel-Lucent shares and Free Cash Flow performance applied to 50% of the grant evaluated over a four-year period	€1.49
Exercised in 2010					None
Mr. Philippe Camus				No stock options granted

(1)	See the description of performance conditions in Section 7.6.3.1 “Main features of the Annual plan, ”subtitle” Condition applicable to senior management for fiscal years 2008, 2009 and 2010” above.

(2)	The unit value (rounded to the nearest tenth of a euro) corresponds to the value in the consolidated financial statements on the date of grant. This value results from theoretical computations. Actual gains realized will depend on the share price on the date of sale of the shares resulting from the exercise of stock options. On March 2011, on the basis of a share price of €3.76, the value of the stock options granted in September 2008 amounted to €1.15, the value of the stock options granted in March 2009 amounted to €2.02, the value of the stock options granted in March 2010 amounted to €1.89, and the value of the stock options granted in March 2011 amounted to €1.54.

(3)	Annual performance review: see section 7.6.3.4 “Performance review”

(4)	Grants 2010 and 2011: see section 7.6.3.3 “Stock option grants to the Executive Directors” above.

7

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

Information on Alcatel-Lucent stock options at December 31, 2010

		Total potential number of new shares (3)				Option exercise period
Date of Board of Directors Meetings	Exercise price (in Euros)	Number of options granted	Granted to Executive Directors (1)	Granted to Management Committee (2)	Total number of recipients	From	To	Number of options exercised	Number of options cancelled	Outstanding options on 12/31/2010
2002										0
02/15/2002	17.20	123,620			37	02/15/2003- 02/15/2006	02/14/2010	0	123,620	0
04/03/2002	16.90	55,750			24	04/02/2003	04/01/2010	0	55,750	0
05/13/2002	14.40	54,300			23	05/13/2003- 05/13/2006	05/12/2010	0	54,300	0
06/03/2002	13.30	281,000			176	06/03/2003- 06/03/2006	02/06/2010	0	281,000	0
09/02/2002	5.20	1,181,050			226	09/02/2003	09/01/2010	655,993	525,057	0
10/07/2002	3.20	30,500			16	10/07/2003	10/06/2010	9,517	20,983	0
11/14/2002	4.60	111,750			26	11/14/2003	11/13/2010	80,424	31,326	0
12/02/2002	5.40	54,050			16	12/02/2003	12/01/2010	20,602	33,448	0
2003										10,447,987
03/07/2003	6.70	25,626,865	750,000	590,000	23,650	03/07/2004- 03/07/2007	03/06/2011	7,240,372	8,344,528	10,041,965
06/18/2003	7.60	338,200		5,000	193	06/18/2004- 06/18/2007	06/17/2011	59,361	90,837	188,002
07/01/2003	8.10	53,950			19	07/01/2004	06/30/2011	15,868	33,081	5,001
09/01/2003	9.30	149,400		50,000	77	09/01/2004- 09/01/2007	08/31/2011	4,498	25,139	119,763
10/01/2003	10.90	101,350			37	10/01/2004- 10/01/2007	09/30/2011	906	57,426	43,018
11/14/2003	11.20	63,600			9	11/14/2004- 11/14/2007	11/13/2011	0	58,600	5,000
12/01/2003	11.10	201,850			64	12/01/2004- 12/01/2007	11/30/2011	8,222	148,390	45,238
2004										10,164,900
03/10/2004	13.20	18,094,315	400,000	955,000	14,810	03/10/2005- 03/10/2008	03/09/2012	700	8,307,847	9,785,768
04/01/2004	13.10	48,100			19	04/01/2005- 04/01/2008	03/31/2012	0	31,800	16,300
05/17/2004	12.80	65,100			26	05/17/2005- 05/17/2008	05/16/2012	0	25,199	39,901
07/01/2004	11.70	313,450			187	07/01/2005- 07/01/2008	06/30/2012	2,399	142,158	168,893
09/01/2004	9.90	38,450			21	09/01/2005	08/31/2012	822	11,578	26,050
10/01/2004	9.80	221,300			85	10/01/2005- 10/01/2008	09/30/2012	18,778	127,334	75,188
11/12/2004	11.20	69,600			20	11/12/2005	11/11/2012	0	45,800	23,800
12/01/2004	11.90	42,900			11	11/12/2005	11/30/2012	0	13,900	29,000
2005										10,825,860
01/03/2005	11.41	497,500			183	01/03/2006	01/02/2013	7,558	180,053	309,889
03/10/2005	10.00	16,756,690		720,000	9,470	03/10/2006- 03/10/2009	03/09/2013	292,370	6,125,968	10,338,352
06/01/2005	8.80	223,900			96	06/01/2006- 06/01/2009	05/31/2013	7,576	102,439	113,885
09/01/2005	9.80	72,150			39	09/01/2006	08/31/2013	0	32,900	39,250
11/14/2005	10.20	54,700			23	11/14/2006	11/13/2013	0	30,216	24,484
2006										12,558,813
03/08/2006	11.70	17,009,320	390,400	1,318,822	8,001	03/08/2007- 03/08/2010	03/07/2014	0	4,865,020	12,144,300
05/15/2006	12.00	122,850			53	05/15/2007	05/14/2014	0	36,908	85,942
08/16/2006	9.30	337,200			217	08/16/2007- 08/16/2010	08/15/2014	0	73,450	263,750
11/08/2006	10.40	121,100			26	11/08/2007- 11/08/2010	11/07/2014	0	56,279	64,821

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

		Total potential number of new shares (3)				Option exercise period
Date of Board of Directors Meetings	Exercise price (in Euros)	Number of options granted	Granted to Executive Directors (1)	Granted to Management Committee (2)	Total number of beneficiaries	From	To	Number of options exercised	Number of options cancelled	Outstanding options on 12/31/2010
2007										28,696,465
03/01/2007	10.00	204,584			42	03/01/2008- 03/01/2011	02/28/2015	0	59,631	144,953
03/28/2007	9.10	40,078,421	800,000	2,130,000	15,779	03/28/2008- 03/28/2011	03/27/2015	0	11,906,338	28,172,083
08/16/2007	9.00	339,570			119	08/16/2008- 08/16/2011	08/15/2015	0	110,364	229,206
11/15/2007	6.30	294,300		210,000	33	11/15/2008- 11/15/2011	11/14/2015	0	144,077	150,223
2008										42,081,765
03/25/2008	3.80	47,987,716		2,050,000	14,414	03/25/2009- 03/25/2012	03/24/2016	5,000	8,805,184	39,177,532
04/04/2008	3.80	800,000	800,000		1	04/04/2009- 04/04/2012	04/03/2016	0	316,667	483,333
07/01/2008	4.40	223,700			64	07/01/2009- 07/01/2012	06/30/2016	0	57,917	165,783
09/17/2008 (3)	3.90	250,000	250,000		1	09/17/2009- 09/17/2012	09/16/2016	0	0	250,000
12/31/2008 (3)	2.00	2,052,400		1,700,000	88	12/31/2009- 12/31/2012	12/30/2016	11,091	36,192	2,005,117
2009										48,058,920
03/18/2009	2.00	30,656,400			76,641	03/18/2010- 03/18/2013	03/17/2017	45,612	3,616,400	26,994,388
03/18/2009	2.00	18,131,110			11,098	03/18/2010- 03/18/2013	03/17/2017	55,176	971,192	17,104,742
03/18/2009 (3)	2.00	3,600,000	1,000,000	2,600,000	14	03/18/2010- 03/18/2013	03/17/2017	105,835	300,000	3,194,165
07/01/2009	2.00	443,500			54	07/01/2010- 07/01/2013	06/30/2017	3,873	34,902	404,725
10/01/2009	2.90	282,500			25	10/01/2010- 10/01/2013	09/30/2017	0	23,000	259,500
12/01/2009	2.50	108,400			16	12/01/2010- 12/01/2013	11/30/2017	0	7,000	101,400
2010										19,863,482
03/17/2010 (3)	2.40	18,734,266	1,000,000	1,980,000	10,994	03/17/2011- 03/17/2014	03/16/2018	0	559,284	18,174,982
07/01/2010 (3)	2.20	721,000		400,000	65	07/01/2011- 07/01/2014	06/30/2018	0	6,000	715,000
10/01/2010 (3)	2.30	851,000		400,000	54	10/01/2011- 10/01/2014	09/30/2018	0	3,000	848,000
12/09/2010	2.20	125,500			27	12/09/2011- 12/09/2014	12/08/2018	0	0	125,500
Total		248,400,227	5,390,400	15,108,822	187,409			8,652,553	57,049,482	182,698,192

(1)	2002 to 2006: Mr. S. Tchuruk, 2006 to 2008: Ms P. Russo, 2008 to 2010: Mr. B. Verwaayen.

(2)	2003: 11 members, 2004: 11 members, 2005: 7 members, 2006: 14 members, 2007: 9 members, 2008: 11 members, 2009: 14 members, 2010: 16 members.
(3)	the number of shares that may be acquired depend of the level of satisfaction of the performance conditions. For an annual performance review, see section 7.6.3.4 “Performance review”.

Grants from foreign subsidiaries

In 1999 and 2000, options were awarded by the company Alcatel-Lucent Holdings Inc. (formerly Alcatel USA Inc.), to executives in our U.S. and Canadian companies, giving them the right to buy Alcatel-Lucent ADSs. Under these plans, 328,675 options remain outstanding at December 31, 2010.

Stock options issued pursuant to stock-option plans of foreign companies acquired by Alcatel-Lucent which are still outstanding, are exercisable for Alcatel-Lucent shares or ADSs, in an amount adjusted for the exchange ratio used during the acquisition.

The detail of the options granted by U.S. and Canadian companies that were outstanding at December 31, 2010 are provided in Note 23 of the consolidated financial statements included elsewhere in this annual report.

7

CORPORATE GOVERNANCE

7.6 INTEREST OF EMPLOYEES AND SENIOR MANAGEMENT IN ALCATEL-LUCENT’S CAPITAL

7.6.4 SUMMARY OF THE USE OF AUTHORIZATIONS

The Shareholders’ Meeting on June 1, 2010 renewed for a period of 38 months the authorizations given to the Board of Directors relating to the grant of Performance shares and stock options.

Our Board of Directors therefore has, to date, authorization to grant Performance shares and stock options for up to 4% of the capital, including 1% for Performance shares and 3% for stock options for a period of 38 months.

The total number of Performance shares granted under this authorization amounts on March 16, 2011 to 10,139,161, representing 0.44% of the capital of our company at December 31, 2010. The total number of stock options granted under this authorization amounts on March 16, 2011 to 13,553,000 representing 0.58% of the capital of our company at December 31, 2010. The total number of Performance Shares and stock options granted under this authorization amounts on March 16, 2011 to 23,692,161 Performance Shares and stock options, representing 1.02% of the capital of our company.

Summary of outstanding options

On December 31, 2010, 182.7 million stock options, representing 7.88% of our capital, remained outstanding. Each stock option gives the right to purchase one Alcatel-Lucent share. Taking into account the stock option grants of March 16, 2011, the total number of outstanding options amounts to 194.6 million, representing 8.39% of our capital (not counting the shares issued pursuant to the exercise of these options).

Grant year	Exercise price	Expiry of the plan	Number of outstanding options granted during the year (in million)*	Proportion of options which have performance conditions
2003	From €6.7 to €11.2	2011	10.4
2004	From €9.8 to €13.2	2012	10.2
2005	From €8.8 to €11.41	2013	10.8
2006	From €9.3 to €12	2014	12.6
2007	From €6.3 to €10	2015	28.7
2008	From €2 to €4.4	2016	42.1	2.11%
2009	From €2 to €2.9	2017	48.0	3.41%
2010	From €2.20 to €2.4	2018	19.9	8%
2011	€3.70	2019	11.9	16.8%
Total for plans			194.6

*	This summary does not take into account options cancelled between January 1 and March 16, 2011.

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

In this respect, we comply with the NYSE rules that stipulate that all U.S. listed companies must adopt and implement a Code of Conduct aimed at the Chairman and the CEO, executive officers and employees. Although this rule is not mandatory for Alcatel-Lucent, our code of conduct covers all the subjects included in the NYSE rules, except that it does not expressly specify a mechanism allowing the Chairman and the CEO, the executive officers and the employees to obtain a waiver of the application of any aspect of such Code.

CORPORATE GOVERNANCE

7.7 ALCATEL-LUCENT CODE OF CONDUCT

7.8    REGULATED AGREEMENTS, COMMITMENTS AND RELATED PARTY TRANSACTIONS

“Regulated” agreements under French law are agreements between a company and its CEO or, if any, a deputy Chief Executive officer, a director or a shareholder who owns more than 10% of the voting rights, which, while authorized by French law, do not involve transactions in the ordinary course of business and under normal terms and conditions.

These agreements, as well as any new commitment made to a Chairman of the Board of Directors or a CEO in the event of termination of their duties, must be authorized in advance by the Board of Directors through a specific legal procedure, reported on in a special Statutory Auditors’ report and presented for consultation at the Shareholders’ Meeting.

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

REGULATED AGREEMENTS AND COMMITMENTS

In 2010, there were no new agreement as to which the regulated agreements procedure needed to be followed. No new agreement or commitment were therefore approved in 2010. Commitments previously approved continued in 2010.

The list of regulated commitments, which is available to shareholders at our registered office, does not include any commitment that is likely to have a significant impact on our financial position.

COMMITMENTS IN FAVOR OF THE EXECUTIVE DIRECTORS

Commitments deemed to be “Other benefits” in favor of the Chairman of the board

The commitments made by our company to Mr. Camus concerning his rights to acquire Performance shares in certain instances after termination of his duties as Chairman of the Board continued to be in effect during fiscal year 2010.

The specific provisions, which enable the Chairman of the Board of Directors to acquire the Performance shares granted during his term of office in certain instances after termination of his duties as Chairman of the Board, constitute contractual undertakings which are subject to the regulated agreements procedure provided in Article L.225-42-1 of the French Commercial code.

Our Board of Directors, at its meeting of March 17, 2010, decided to maintain, without modification, all commitments in favor of Mr. Philippe Camus. This was approved at the Shareholders’ Meeting on June 1, 2010 following the renewal of the term of office of Mr. Philippe Camus.

These commitments had received preliminary authorization from the Board of Directors on September 17, 2008 and were the subject of a

Statutory Auditors’ report before being approved at the Shareholders’ Meeting on May 29, 2009.

For the record, Mr. Philippe Camus may only acquire the Performance shares if he is still an Executive Director at the end of the two-year vesting period. This condition will be deemed to have been satisfied if the Chairman of the Board of Directors is removed from office for reasons other than misconduct and in the event that he resigns from his position of Chairman of the Board of Directors for non-personal reasons or due to a change in the control of the company.

To date, this rule applies to the Performance shares granted to Mr. Philippe Camus in 2008 (100,000 Performance shares pursuant to a decision of the Board of Directors on September 17, 2008), 2009 (200,000 Performance shares pursuant to a decision of the Board of Directors on March 18, 2009) and 2010 (200,000 Performance shares pursuant to a decision of the Board of Directors on March 17, 2010).

Commitments deemed to be “Other benefits” and “pension” in favor of the CEO

The commitments made by our company to Mr. Verwaayen concerning his rights to acquire Performance shares and stock options, after termination of his duties as CEO continued to be in effect during fiscal year 2010.

The specific provisions, which enable the CEO to acquire, after the termination of his duties as CEO, Performance shares and stock options granted during his term of office, constitute contractual undertakings subject to the regulated agreements procedure provided in Article L.225-42-1 of the French Commercial Code.

For the record, Mr. Ben Verwaayen can only acquire the Performance shares if he is still an Executive Director at the end of the two-year vesting period, and the full rights over the stock options granted shall be definitively acquired provided that he is still an Executive Director at the end of the four-year vesting period. These conditions will be deemed to have been satisfied if the CEO is removed from office for reasons other than misconduct and in the event that he resigns from his position of CEO for non-personal reasons or due to a change in the control of the company.

The performance-related pension commitments made by our company to Mr. Verwaayen, namely participation in the private pension plan open to a group of beneficiaries consisting primarily of the Group’s French executive officers (AUXAD plan) and the commitment that he will benefit from a supplemental pension equal to 40% of the average of the two most highly-remunerated years in the last five years of his career at Alcatel-Lucent, continued to be in effect during fiscal year 2010, without being enforced. These commitments do not require Mr. Verwaayen to be at Alcatel-Lucent at the time he retires and therefore fall outside the provisions of Article L.137-11 of the Social Security Code. However, they are subject to performance-related criteria to be assessed throughout his term of office, as required by the regulated agreements procedure.

Our Board of Directors, at its meeting on March 17, 2010, decided to maintain, without modification, all commitments made in favor of Mr. Ben Verwaayen. This was approved at the Shareholders’ Meeting on June 1, 2010 following the renewal of the term of office of Mr. Ben Verwaayen.

7

CORPORATE GOVERNANCE

7.8 REGULATED AGREEMENTS, COMMITMENTS AND RELATED PARTY TRANSACTIONS

These commitments had received preliminary authorization from the Board of Directors on September 17, 2008 and October 29, 2008 and were the subject of a Statutory Auditors’ report before being approved at the Shareholders’ Meeting on May 29, 2009.

The above-mentioned provisions are described in Sections 7.5 “Compensation” and 7.6 “Interest of employees and senior management in Alcatel-Lucent’s capital”.

RELATED PARTY TRANSACTIONS

There are no agreements between us and any of our shareholders who hold more than 5% of our capital.

Details about related party transactions, as defined by IAS 24, entered into by our Group’s companies in 2008, 2009 and 2010 are presented in Note 32 to the consolidated financial statements “Transactions with related parties”.

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

INFORMATION CONCERNING OUR CAPITAL

8.1 SHARE CAPITAL AND VOTING RIGHTS

8    INFORMATION CONCERNING OUR CAPITAL

8.1    SHARE CAPITAL AND VOTING RIGHTS

Our capital at December 31, 2010 was €4,636,771,096 represented by 2,318,385,548 ordinary shares, each with a nominal value of €2, fully paid.

The total number of voting rights, as published by Alcatel-Lucent pursuant to Article L. 233-8-11 of the French Commercial Code, and Article 223-16 of the General Regulations of the AMF, was 2,354,848,103 at December 31, 2010 (including the treasury stock held by the parent company and by its subsidiaries).

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

8.2    DILUTED CAPITAL

Total number of shares
Capital at December 31, 2010	2,318,385,548
Alcatel-Lucent stock options	182,698,192
Performance shares (1)	13,809,403
ORAs (2)	1,783,208
OCEANE due 2011	50,563,631
OCEANE due 2015	309,597,523
Convertible bonds (2)	55,693,988
Convertible debt securities issued by Lucent Technologies Inc.	100,588,636
Diluted capital at December 31, 2010	3,033,120,129
(1) For more details, see Section 7.6.2.5 “History of Performance share grants”. (2) For a description of the dilutive instruments, see Section 8.7 “Outstanding instruments giving right to shares”.

8

INFORMATION CONCERNING OUR CAPITAL

8.3 AUTHORIZATIONS RELATED TO THE CAPITAL

8.3    AUTHORIZATIONS RELATED TO THE CAPITAL

Currently, we have the following authorizations to issue capital, which authorizations were approved at our Shareholders’ Meetings on June 1, 2010 :

Method of the delegation
I. Issuances with pre-emptive rights
Shares or convertible bonds with preferential subscription rights	Given by: Shareholders’ Meeting of June 1st, 2010 in its 22nd resolution For a duration of: 26 months expiring on August 1st, 2012
II. Issuances without pre-emptive rights
Shares or convertible bonds without preferential subscription rights	Given by: Shareholders’ Meeting of June 1st, 2010 in its 23rd resolution For a duration of: 26 months expiring on August 1st, 2012
Issuance, through an offer by way of private placement as referred to in Article L. 411-2 II of the French Monetary and Financial Code of shares or securities without preferential subscription rights	Given by: Shareholders’ Meeting of June 1st, 2010 in its 24th resolution For a duration of: 26 months expiring on August 1st, 2012
Issue of securities in consideration of contributions in kind	Given by: Shareholders’ Meeting of June 1st, 2010 in its 26th resolution For a duration of: 26 months expiring on August 1st, 2012

Increase of the number of shares to be issued in case of share capital increase with or without preferential subscription rights pursuant to I and II (Greenshoe)	Given by: Shareholders’ Meeting of June 1st, 2010 in its 25th resolution For a duration of: 26 months expiring on August 1st, 2012
OVERALL LIMITATION FOR ISSUANCES PURSUANT TO I AND II
Given by: Shareholders’ Meeting of June 1st, 2010 in its 27th resolution.
IV. Capitalization of reserves
Increase by capitalization of reserves created as permitted by French law, profits or issue premium	Given by: Shareholders’ Meeting of June 1st, 2010 in its 28th resolution. For a duration of: 26 months expiring on August 1st, 2012.
V. Issuances reserved for employees
Performance shares	Given by: Shareholders’ Meeting of June 1st, 2010 in its 29th resolution For a duration of: 38 months expiring on August 1st, 2013
Stock options (price without discount)	Given by: Shareholders’ Meeting of June 1st, 2010 in its 30th resolution For a duration of: 38 months expiring on August 1st, 2013
Share issue reserved for members of an employee savings plan	Given by: Shareholders’ Meeting of June 1st, 2010 in its 31st resolution For a duration of: 26 months expiring on August 1st, 2012
VI. Share repurchase program
Share repurchase	Given by: Shareholders’ Meeting of June 1st, 2010 in its 20th resolution For a duration of: 18 months expiring on December 1st, 2011
Share cancellation	Given by: Shareholders’ Meeting of June 1st, 2010 in its 21st resolution For a duration of: 18 months expiring on December 1st, 2011

INFORMATION CONCERNING OUR CAPITAL

8.3 AUTHORIZATIONS RELATED TO THE CAPITAL

Maximum authorized amount (1)		Use (2)	Combined limitation (1)

€920 million, i.e., approximately 20% of the capital €6,000 million for debt securities		None	20%

€700 million, i.e., approximately 15% of the capital €6,000 million for debt securities		None	15%
15% of the capital.		None
10% of the capital,		None

15% of the initial issuance		None	35% (20% and 15%)

for ordinary shares €1,620 million or 35% of existing shares None	for debt securities €6,000 million	None	35% (20% and 15%)

the total amount that can be incorporated		None

1% of the capital		None	4%
4% (3) of the capital		0.07%
3% of the capital		None

10% of the capital		None
10% of the capital		None

(1) The percentages noted are based on the capital at December 31, 2009.

(2) The percentages noted are based on the capital at December 31, 2010.

(3) Limitation lowered to 3% of the capital following a commitment made by the Board of Directors.

ELEMENTS WHICH COULD HAVE AN IMPACT IN CASE OF PUBLIC TENDER OFFER (INFORMATION REQUIRED BY ARTICLE L. 225-100-3 OF THE FRENCH COMMERCIAL CODE)

Article L. 225-100-3 of the French Commercial Code requires disclosure of those elements which could have an impact in case of a public tender offer. The following elements could have such an impact with respect to Alcatel-Lucent:

—	see in Section 9.4 “Breakdown of capital of voting rights” the structure of the capital;
—

see in Section 7.6.3.1 paragraph “Main features of the annual plan”: “[...] our Board of Directors is authorized, in the event of a takeover bid for Alcatel-Lucent or a tender offer for our shares [...] to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the Board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period.”

—

the manner in which the employee shareholding system functions when they do not exercise their rights directly: pursuant to Article L. 214-40 of the French Monetary and Financial Code, the Supervisory Board of the Fonds Commun de Placements “Actionnariat Alcatel-Lucent” Mutual Fund (FCP 2AL) decides whether to tender the shares to the tender or exchange offer.

8

INFORMATION CONCERNING OUR CAPITAL

8.4 USE OF AUTHORIZATIONS

8.4    USE OF AUTHORIZATIONS

ISSUANCE WITH CANCELLATION OF PREFERENTIAL SUBSCRIPTION RIGHTS

The Board of Directors currently has a delegation of authority given to it by the Shareholders’ Meeting of June 1, 2010, to issue ordinary shares and any securities conferring a right to the capital of the company, with cancellation of preferential subscription rights, within the limit of €700 million, that is, approximately 15% of the existing shares at December 31, 2009.

This authorization replaces, without retroactive effect, the authorization given by the Shareholders’ meeting held on May 29, 2009 and pursuant to which, on September 10, 2009, 309,597,523 OCEANEs were issued, with a unit value of €3.23, representing 13.4% of the capital at December 31, 2009.

PERFORMANCE SHARES AND STOCK OPTIONS

The status of the use of authorizations related to Performance shares, stock options and purchase of shares granted by the Board of Directors is described in section 7.6.4 “Summary of the use of authorizations” of the present document.

8.5    CHANGES IN OUR CAPITAL OVER THE LAST FIVE YEARS

Type of transaction	Number of shares	Amount of capital (in euros)	Share premium (in euros)
Capital at 12/31/2005	1,428,541,640	2,857,083,280	8,173,486,665.15
Stock options exercised	2,697,886	5,395,772	13,528,427.68
Redemption into historical Alcatel shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	300,000	600,000	2,973,600
Issue of Alcatel-Lucent shares in a number equivalent to the number of Alcatel ADSs granted to shareholders of Lucent Technologies Inc. in connection with the business combination with the latter	878,139,615	1,756,279,230	7,163,619,258.40 (1)
Capital at 12/31/2006	2,309,679,141	4,619,358,282	15,353,607,951.24
Allocation of expenses related to the business combination with Lucent Technologies Inc.			86,523.34
Stock options exercised	2,726,675	5,453,350	13,262,790.90
Exercise of warrants issued by Lucent Technologies Inc.	28,612	57,224	224,468.53
Convertible securities issued by Lucent Technologies Inc.	4,506,992	9,013,984	36,236,215.68
Redemption into Alcatel-Lucent shares of bonds issued by Coralec in the context of the acquisition of TiMetra Inc.	500,000	1,000,000	3,040,000
Capital at 12/31/2007	2,317,441,420	4,634,882,840	15,406,457,949.69
Stock options exercised	6,100	12,200	11,195.00
Convertible securities issued by Lucent Technologies Inc.	544,241	1,088,482	4,375,697.64
Redemption into Alcatel-Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	50,000	100,000	495,600.00
Capital at 12/31/2008	2,318,041,761	4,636,083,522	15,411,679,263.71 (2)
Stock options exercised	1,803	3,606	(630.40) (3)
Convertible securities issued by Lucent Technologies Inc.	17,254	34,508	138,722.16
Capital at 12/31/2009	2,318,060,818	4,636,121,636	15,411,817,355.47
Convertible securities issued by Lucent Technologies Inc.	4,768	9,536	45,383.44
Stock options exercised	219,587	439,174	- (4)
Issuance of Alcatel-Lucent shares in accordance with the Alcatel-Lucent Performance shares plan	100,375	200,750	(200,750.00) (5)
Capital at 12/31/2010	2,318,385,548	4,636,771,096	15,411,661,988.91

(1)	This amount takes into account the expenses related to the business combination.

(2)	Including merger premium following restructuring.

(3)	Regularization following the exercise of options.

(4)	The shares acquired pursuant to the exercise of stock options were purchased at par value, without share premium.

(5)	Debit corresponding to issuance of Alcatel-Lucent shares.

INFORMATION CONCERNING OUR CAPITAL

8.6 PURCHASE OF ALCATEL-LUCENT SHARES BY THE COMPANY

8.6    PURCHASE OF ALCATEL - LUCENT SHARES BY THE COMPANY

In 2010, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2010, Alcatel Lucent held directly 25,343,255 shares, representing 1.09% of the capital. At that date, our subsidiaries held shares representing 1.42% of our capital. At December 31, 2010, these shares were booked as a deduction from consolidated shareholders’ equity.

The Shareholders’ Meeting of June 1st, 2010 authorized the Board of Directors with a right of sub-delegation in accordance with law, for a period of 18 months, to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the company.

The maximum purchase price per share may not exceed €20 and the minimum selling price per share may not be less than €2. This program has not been implemented.

At its meeting of February 9, 2011 the Board of Directors proposed a resolution to be voted upon at our next Shareholders’ Meeting, to be held on May 27, 2011, to cancel the existing authorization, and to give a new 18 month authorization for a share repurchase program.

DESCRIPTION OF THE REPURCHASE PROGRAM PURSUANT TO ARTICLES 241-1 AND FOLLOWING OF THE AMF RULES

Date of the Shareholders’ Meeting authorizing the program

The purchase by the company of its own shares will be submitted for approval at the Shareholders’ Meeting on May 27, 2011.

Number of shares and percentage of capital held directly or indirectly by the company

At December 31, 2010, the company held 25,343,255 shares directly and 32,867,008 shares indirectly.

Goals of the repurchase program

The goals of the repurchase program to be presented to the shareholders at the Shareholders’ Meeting of May 27, 2011 are:

—

to cancel shares by means of a capital reduction within the limits prescribed by law and in accordance with the authorization to be submitted for approval at the Shareholders’ Meeting to be held on May 27, 2011;

—	to use the shares in fulfilling grants of stock or options to the Group’s employees, directors and CEO under the terms and conditions prescribed by law (stock options, employee profit-sharing plans, Performance shares, etc.);

—	to comply with obligations related to the issuance of securities giving access to our capital;

—	to hold the shares and, at a later stage, to deliver such shares in exchange or as payment, including in connection with external growth transactions pursued by the company;

—

to ensure the liquidity of Alcatel Lucent’s shares and stimulate the secondary market of the shares through a liquidity contract made with an investment service provider which complies with an ethics charter recognized by the AMF; and

—	to implement any market practice that may come to be recognized by the AMF, and more generally, any transaction that complies with current regulations.

Repurchase terms and conditions

Except in case of a public tender offer on Alcatel Lucent shares, shares may, at any time and within the limits of the regulations in force, be purchased, sold, exchanged or transferred, whether on the market, privately or otherwise, by any means, including in particular by transfers of blocks, options transactions or the use of derivative instruments.

Maximum share of capital, maximum number and characteristics of shares, maximum purchase price

The program concerns the shares of Alcatel Lucent (ISIN FR0000130007) listed on the Euronext Paris stock exchange - Compartment A.

The maximum percentage that may be purchased under the authorization to be proposed at the Shareholders’ Meeting on May 27, 2011 is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprised our capital at December 31, 2010, this limit represents 231,838,554 shares or, based on the maximum authorized purchase price, a maximum theoretical amount of €4,636,771,080, not including the shares already held by the company.

The maximum purchase price per share is set at €20.

Duration of the program

In accordance with the resolution to be submitted for approval to the Shareholders’ Meeting on May 27, 2011, the share repurchase program would be implemented over a period of 18 months following the date of that meeting and would therefore expire on November 27, 2012.

8

INFORMATION CONCERNING OUR CAPITAL

8.7 OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

8.7    OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

CONVERTIBLE DEBT SECURITIES ISSUED BY LUCENT TECHNOLOGIES INC.

Convertible bonds

Lucent Technologies Inc. had issued debt securities convertible into Lucent Technologies, Inc. shares. As of the date of the business combination between historical Alcatel and Lucent, in accordance with the Board of Directors’ decision of November 30, 2006, these securities included the following and entitled holders to:

—	44,463,075 Alcatel Lucent shares, concerning the 7.75% convertible bonds maturing on March 15, 2017;

—	43,832,325 Alcatel Lucent shares, concerning the Series A convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2023;

—	55,087,690 Alcatel Lucent shares, concerning the Series B convertible bonds (2.75% increased to 2.875%) maturing on June 15, 2025.

The unit price of the Alcatel Lucent shares issued through conversion of the above convertible debt securities is equal to the conversion or exercise price of these securities divided by the exchange ratio set in connection with the business combination between historical Alcatel and Lucent (that is, 0.1952 Alcatel share for one Lucent share), namely:

—	the equivalent in euros, the day of the exercise or of the conversion of U.S.$24.80 for the 7.75% convertible bonds;

—	the equivalent in euros, the day of the exercise or of the conversion, of U.S.$17.11 for the Series A convertible bonds;

—	the equivalent in euros, the day of the exercise or of the conversion, of U.S.$15.98 for the Series B convertible bonds.

During fiscal year 2010, 25,971,944 convertible bonds were repurchased and cancelled (see Note 24 to our consolidated financial statements).

At December 31, 2010, €1.427 billion of these convertible bonds were outstanding, giving right to 100,588,636 Alcatel Lucent shares.

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

At December 31, 2010, there were a total of 55,693,988 outstanding bonds convertible into Alcatel Lucent shares. However only a maximum of 12,317,097 of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

REDEEMABLE NOTES (ORAs)

Issues related to acquisitions

In 2004, we authorized the issuance by our subsidiary Coralec of debt represented by notes redeemable for Alcatel Lucent shares (ORAs), in order to allow for the acquisition of Spatial Wireless (United States).

In connection with this acquisition, 18,988,334 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €11.91. There were no redemptions in 2010. The number of Alcatel Lucent shares issued since the issuance of the ORAs, to repay these notes, is 18,533,297.

In 2003, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of iMagic TV Inc. (Canada) and TiMetra Inc. (United States).

The bonds issued for the acquisition of iMagic TV Inc. have been fully repaid in 2009.

In connection with the acquisition of TiMetra Inc., 17,979,738 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €8.08. There were no redemptions in 2010. The number of Alcatel Lucent shares issued since the issuance of these notes to repay the ORAs is 17,034,934.

In 2002, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of Astral Point Communications Inc. (United States).

In connection with the acquisition of Astral Point Communications Inc., 9,506,763 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €16.41. There were no redemptions in 2010 and the number of Alcatel Lucent shares issued since issuance of the ORAs to repay these notes is 9,123,396.

At December 31, 2010, there were in total 1,783,208 outstanding notes redeemable for Alcatel Lucent shares. However only a maximum of 1,332,214 of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

INFORMATION CONCERNING OUR CAPITAL

8.7 OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

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

The bonds, which were due on January 1, 2011, bore an annual interest rate of 4.75%.

The proceeds from this issue were intended primarily for the partial retirement, via a tender offer, of three bond issues maturing in 2004 (5.75% February 2004 and 5% October 2004) and 2005 (5.87% September 2005). Upon completion of this offer, we retired bonds in a nominal amount of €342 million.

At December 31, 2010, there were in total 50,563,631 outstanding OCEANEs due in 2011, listed on Euronext Paris.

On January 3, 2011 we repaid our 4.75% convertible/exchangeable bonds that remained outstanding at that date, for their nominal value of €818 million.

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

The principal purpose of the issue was to refinance the Group’s debt and the extension of debt’s maturity, and, secondarily, to further enhance the group’s financial position.

In particular, all or part of the proceeds of the issue may be used to finance the repurchase of part of the group’s debt, including OCEANEs due January 1, 2011, of which the principal amount outstanding at December 31, 2010 was approximately €818 million. Upon completion of this offer, we retired bonds (OCEANEs due in 2011) in a nominal amount of €204.2 million during 2009.

At December 31, 2010, there were in total 309,597,523 outstanding OCEANEs, listed on Euronext Paris.

SECURITIES NOT CONVERTIBLE INTO EQUITY

At December 31, 2010 one bond issue of Alcatel Lucent remained outstanding: the 6.375% bond issue in the amount of €462 million (maturing in April 2014) traded on the Luxembourg Stock Exchange.

Senior Notes due in 2016

In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 with an 8.5% coupon for a total nominal value of €500 million.

The proceeds were applied to partially refinance the 4.75% OCEANE due January 2011.

The net proceeds of the notes at the date of the issuance was valued at €487.3 million.

8

INFORMATION CONCERNING OUR CAPITAL

8.7 OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

STOCK EXCHANGE AND SHAREHOLDING

9.1 LISTING

9.    STOCK EXCHANGE AND SHAREHOLDING

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

Alcatel-Lucent: FR0000130007.

Mnemo: ALU.

INDEXES

Our shares are included on the CAC 40.

9.2    TRADING OVER THE LAST FIVE YEARS

TRADING ON EURONEXT PARIS

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on Euronext Paris SA for our ordinary shares:

(in euros) Price per share	High	Low
2006	13.82	8.27
2007	11.86	4.87
2008	4.96	1.48
2009	3.34	0.91
First Quarter	1.75	0.91
Second Quarter	2.05	1.44
Third Quarter	3.17	1.49
Fourth Quarter	3.34	2.21
2010	2.67	1.87
First Quarter	2.63	1.94
Second Quarter	2.59	1.87
Third Quarter	2.53	2.00
Fourth Quarter	2.67	2.07
October	2.67	2.42
November	2.54	2.07
December	2.31	2.14
2011
January	2.51	2.23
February	3.66	2.47
March (as of March 11, 2011)	4.04	3.46

9

STOCK EXCHANGE AND SHAREHOLDING

9.2 TRADING OVER THE LAST FIVE YEARS

TRADING ON THE NEW YORK STOCK EXCHANGE

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on The New York Stock Exchange for our ADSs:

(in U.S. $) Price per share	High	Low
2006	16.51	10.63
2007	15.43	7.15
2008	7.59	1.85
2009	4.91	1.13
First Quarter	2.38	1.13
Second Quarter	2.87	1.91
Third Quarter	4.55	2.05
Fourth Quarter	4.91	3.22
2010	3.78	2.36
First Quarter	3.78	2.69
Second Quarter	3.45	2.36
Third Quarter	3.39	2.53
Fourth Quarter	3.69	2.74
October	3.69	3.31
November	3.57	2.74
December	3.07	2.79
2011
January	3.43	2.97
February	5.01	3.27
March (as of March 11, 2011)	5.66	4.72

9.3    SHAREHOLDER PROFILE

BREAKDOWN OF THE CAPITAL BY TYPE OF SHAREHOLDER AT DECEMBER 31, 2010

STOCK EXCHANGE AND SHAREHOLDING

9.3 SHAREHOLDER PROFILE

BREAKDOWN OF THE CAPITAL BY LOCATION OF RECORD OWNER AT DECEMBER 31, 2010

Source:	Ipreo.

Number	of shares at December 31, 2010: 2,318,385,548

9.4    BREAKDOWN OF CAPITAL AND VOTING RIGHTS

SITUATION AT DECEMBER 31, 2010

Shareholder	Shares	% of Capital	Gross voting rights	% of gross voting rights (1)	Net voting rights (2)	% of net voting rights (2)
Brandes Investment Partners, LLC (4)	149,377,983	6.44%	149,377,983	6.34%	149,377,983	6.41%
Artis Capital Management, L.P.(3)	78,601,800	3.39%	78,601,800	3.34%	78,601,800	3.37%
Tradewinds Global Investors, LLC (3)	67,119,700	2.90%	67,119,700	2.85%	67,119,700	2.88%
Dodge & Cox (3)	64,619,100	2.79%	64,619,100	2.74%	64,619,100	2.77%
Crédit Suisse (4)	63,747,219	2.75%	63,747,219	2.71%	63,747,219	2.74%
Amundi (3)	58,361,500	2.52%	58,361,500	2.48%	58,361,500	2.51%
Other institutional investors in France (3) (5)	54,336,400	2.34%	54,336,400	2.31%	54,336,400	2.33%
Caisse des Dépôts et Consignations (CDC) (3)	48,001,700	2.07%	48,272,433	2.05%	48,272,433	2.07%
Manning & Napier Advisors, Inc. (3)	47,041,700	2.03%	47,041,700	2.00%	47,041,700	2.02%
Norges Bank Investment Management (3)	42,474,900	1.83%	42,474,900	1.80%	42,474,900	1.82%
Pzena Investment Management, LLC (3)	42,189,100	1.82%	42,189,100	1.79%	42,189,100	1.81%
BlackRock Fund Advisors (3)	40,604,200	1.75%	40,604,200	1.72%	40,604,200	1.74%
Mutual Fund FCP 2AL (4)	34,783,431	1.50%	63,955,119	2.72%	63,955,119	2.75%
Deutsche Bank AG (3)	31,151,562	1.34%	31,151,562	1.32%	31,151,562	1.34%
Treasury stocks held by Alcatel-Lucent (4)	25,343,255	1.09%	25,343,255	1.08%	-	-
Treasury stock held by subsidiaries (4)	32,867,008	1.42%	32,867,008	1.40%	-	-
Public	1,437,764,990	62.02%	1,444,785,124	61.35%	1,477,652,132	63.43%
Total	2,318,385,548	100.00%	2,354,848,103	100.00%	2,329,504,848	100.00%

(1)	The gross voting rights include shares held by Alcatel-Lucent and its subsidiaries, which do not have voting rights.

(2)	The net voting rights (or voting rights “exercisable at a shareholders’ meeting”) do not include shares which have no voting rights.

(3)	Source: Alcatel-Lucent (TPI as of December 31, 2010).

(4)	Source: shareholders’ declaration.

(5)	Other institutional investors in France holding, individually, more than 0.50% of the share capital.

9

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

Pursuant to the provisions of Article L. 233-9 I 4° of the French Commercial code regarding notification obligations related to thresholds, the reporting entity is deemed to hold, in addition to the shares it effectively holds, the shares it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

The AMF, in its recommendation dated December 10, 2009, specifies that in the share capital breakdown, and “in order to understand a shareholder’s real power, the voting rights to be taken into account are those that are effectively exercisable at a shareholders’ meeting”. The shares that Deutsche Bank AG “is entitled to acquire, at its sole initiative” do not give voting rights effectively exercisable at a shareholders’ meeting, and are consequently not taken into account for purposes of the above situation.

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

9

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

BREAKDOWN OF CAPITAL AND NET VOTING RIGHTS OVER THE PAST THREE YEARS

Shareholders	Capital and net voting rights at 12/31/2010(1)
	Shares	% of Capital	Net voting rights	% of net voting rights
Brandes Investment Partners, LLC (3)	149,377,983	6.44%	149,377,983	6.41%
Artis Capital Management, L.P.(2)	78,601,800	3.39%	78,601,800	3.37%
Tradewinds Global Investors, LLC (2)	67,119,700	2.90%	67,119,700	2.88%
Dodge & Cox (2)	64,619,100	2.79%	64,619,100	2.77%
Crédit Suisse (3)	63,747,219	2.75%	63,747,219	2.74%
Amundi (2)	58,361,500	2.52%	58,361,500	2.51%
Other institutional investors in France (2) (4)	54,336,400	2.34%	54,336,400	2.33%
Caisse des Dépôts et Consignations (CDC) (2)	48,001,700	2.07%	48,272,433	2.07%
Manning & Napier Advisors, Inc. (2)	47,041,700	2.03%	47,041,700	2.02%
Norges Bank Investment Management (2)	42,474,900	1.83%	42,474,900	1.82%
Pzena Investment Management, LLC (2)	42,189,100	1.82%	42,189,100	1.81%
BlackRock Fund Advisors (2)	40,604,200	1.75%	40,604,200	1.74%
Mutual Fund FCP 2AL (3)	34,783,431	1.50%	63,955,119	2.75%
Deutsche Bank AG (2)	31,151,562	1.34%	31,151,562	1.34%
BT Pension Scheme/Hermes (2)	-	-	-	-
BNP Paribas (2)	-	-	-	-
Treasury stocks held by Alcatel-Lucent (3)	25,343,255	1.09%	-	-
Treasury stock held by subsidiaries (3)	32,867,008	1.42%	-	-
Public	1,437,764,990	62.02%	1,477,652,132	63.43%
Total	2,318,385,548	100.00%	2,329,504,848	100.00%

(1)	The net voting rights (or voting rights “exercisable at a shareholders’ meeting”) do not include shares which have no voting rights.

(2)	Source: Alcatel-Lucent (TPI as of December 31, 2010, December 31, 2009 and December 31, 2008).

(3)	Source: shareholders.

(4)	Other institutional investors in France holding, individually, more than 0.50% of the share capital.

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

Capital and net voting rights at 12/31/09 (1)				Capital and net voting rights at 12/31/08 (1)
Shares	% of capital	Voting rights	% votes	Shares	% of capital	Voting rights	% votes
179,832,300	7.76	179,832,300	7.84	218,669,618	9.43	218,669,618	9.54
-	-	-	-	-	-	-	-
66,795,700	2.88	66,795,700	2.91	80,918,800	3.49	80,918,800	3.53
96,454,700	4.16	96,454,700	4.21	96,753,500	4.17	96,753,500	4.22
68,379,994	2.95	68,379,994	2.98	-	-	-	-
57,032,900	2.46	57,032,900	2.49	46,833,600	2.02	46,833,600	2.04
64,556,900	2.78	64,556,900	2.81	68,397,800	2.95	68,397,800	2.98
48,001,700	2.07	48,272,400	2.10	48,001,700	2.07	48,288,650	2.11
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
75,037,500	3.24	75,037,500	3.27	115,571,100	4.99	115,571,100	5.04
45,677,600	1.97	45,677,600	1.99	-	-	-	-
34,734,141	1.50	62,901,951	2.74	32,633,071	1.41	59,092,054	2.58
18,978,061	0.82	18,978,061	0.83	-	-	-	-
-	-	-	-	42,367,500	1.83	42,367,500	1.85
-	-	-	-	41,079,700	1.77	41,079,700	1.79
25,343,255	1.09	-	-	25,343,255	1.09	-	-
32,984,983	1.42	-	-	33,050,604	1.43	-	-
1,506,406,182	64.99	1,511,888,796	65.92	1,468,421,513	63.35	1,473,959,575	64.31
2,318,060,818	100.00	2,293,653,704	100.00	2,318,041,761	100.00	2,291,931,897	100.00

9

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

At December 31, 2010, shareholders benefiting from double voting rights had a total of 36,462,555 votes, representing 1.57 % of the voting rights.

The members of the Board of Directors and of the Management Committee together held, as of March 18, 2011, 805,331 shares of Alcatel-Lucent (including ADSs), that is, 0.034% of the capital and the voting rights of Alcatel-Lucent (see details of the Director’s holding in Section 7.2 “Management”). None of them held any units of the Mutual Fund FCP 2AL.

As of December 31, 2010, to our knowledge, there is no shareholder other than Brandes Investment Partners, LLC, which holds effectively more than 5% of our capital.

At March 18, 2011, to our knowledge, there are no shareholders’ agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of our company.

HOLDING BY MEMBERS OF THE BOARD OF DIRECTORS AND OF THE MANAGEMENT COMMITTEE IN THE SHARE CAPITAL (1)

March 16, 2011	Alcatel- Lucent shares	ADSs	FCP 2AL units (4)	Total	% of share capital
Board of Directors (2) (3)	301,663	503,668	0	805,331	0.034
Management Committee	2,500	7,625	1,417	11,542	0.001
Total	304,163	511,293	1,417	816,873	0.035

(1)	See details regarding the directors’ holding in Section 7.2 “Management”.

(2)	Excluding the two observers.

(3)	Securities held directly or indirectly by directors.

(4)	Unit in the Mutual Fund FCP 2AL.

PLEDGES OF ALCATEL-LUCENT SHARES

At December 31, 2010, 4 754 Alcatel-Lucent shares, held by a total of 21 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

SHARE OWNERSHIP THRESHOLDS

During 2010 and through March 18, 2011, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal thresholds and thresholds set forth in our by-laws:

Declaring company	Date on which the threshold was reached	Trend	% capital	% voting rights
Brandes Investment Partners, LLC(2)	August 7, 2008	Decrease	7.62	7.52
Amundi	January 1, 2010	Increase	3.07	NC(1)
UBS Investment Bank	January 8, 2010	Increase	1.58	1.56
Crédit Suisse	January 22, 2010	Increase	3.79	NC
Amundi	January 28, 2010	Decrease	3.98	NC
Amundi	February 23, 2010	Decrease	3.99	NC
Amundi	February 24, 2010	Increase	4.00	NC
Amundi	February 26, 2010	Decrease	3.99	NC
Crédit Suisse	March 1, 2010	Increase	4.43	NC
Crédit Suisse	March 22, 2010	Decrease	3.58	NC
Deutsche Bank AG	March 22, 2010	Decrease	4.19	4.12
Crédit Suisse	May 10, 2010	Decrease	2.98	NC
Crédit Suisse	May 20, 2010	Increase	3.03	NC
Natixis	May 21, 2010	Decrease	1.99	NC
Crédit Suisse	May 25, 2010	Increase	3.03	NC
Crédit Suisse	May 25, 2010	Decrease	2.97	NC
Crédit Suisse	May 25, 2010	Increase	4.53	NC
Natixis	May 28, 2010	Increase	2.08	NC
Dodge & Cox	June 16, 2010	Decrease	3.86	3.80
Crédit Suisse	June 16, 2010	Increase	5.39	5.31
Crédit Suisse	June 18, 2010	Decrease	3.05	3.01
Crédit Suisse	June 25, 2010	Decrease	2.97	NC
Crédit Suisse	June 28, 2010	Increase	3.04	NC
Natixis	June 30, 2010	Decrease	1.98	NC
Dodge & Cox	July 30, 2010	Decrease	2.87	2.82
Natixis	July 30, 2010	Increase	2.02	NC
Natixis	August 11, 2010	Decrease	1.99	NC
Gartmore Investment Management	September 22, 2010	Increase	2.01	2.01
Amundi	October 19, 2010	Decrease	2.90	NC
Gartmore Investment Management Limited	October 21, 2010	Decrease	1.97	1.97
Amundi	November 1, 2010	Increase	3.00	NC
Amundi	November 2, 2010	Decrease	2.90	NC
Gartmore Investment Management Limited	November 2, 2010	Increase	2.02	2,02
Brandes Investment Partners, LLC	November 8, 2010	Decrease	5.27	5,19
Crédit Suisse	November 8, 2010	Decrease	2.99	NC
Crédit Suisse	November 9, 2010	Increase	3.09	NC
Brandes Investment Partners, LLC	November 30, 2010	Decrease	5.06	4.99
Crédit Suisse	December 21, 2010	Decrease	2.75	NC
Brandes Investment Partners, LLC	January 19, 2011	Decrease	4.97	4.89
Crédit Suisse	February 11, 2011	Decrease	1.97	NC
Crédit Suisse	February 16, 2011	Increase	2.14	NC
Caisse des Dépôts	February 16, 2011	Decrease	1.81	1.79
Crédit Suisse	February 24, 2011	Decrease	2.10	NC
Crédit Suisse	February 25, 2011	Decrease	1.83	NC
Crédit Suisse	March 9, 2011	Increase	2.16	NC

(1)	In this table, NC means “non communicated”.

(2)	Notice to AMF n°210C1153: By letter received on November 1, 2010, Brandes Investment Partners, LLC declared, in order to regularize its situation, that on August 7, 2008 it had gone below the threshold of 10% of the capital of the Company.

As indicated above, Article L.223-9 I 4° of the French Commercial code provides that the reporting entity is deemed to hold, in addition to shares it effectively holds, the shares that it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

9

STOCK EXCHANGE AND SHAREHOLDING

9.5 CHANGES IN SHAREHOLDINGS

9.5    CHANGES IN SHAREHOLDINGS

Situation at December 31	2010		2009		2008
(In %)	% of Capital	% of gross voting rights (1)	% capital	% gross voting rights (1)	% capital		% gross voting rights (1)
Brandes Investment Partners, LLC	6.44%	6.34%	7.76	7.65	9.44		9.31
Artis Capital Management, L.P.	3.39%	3.34%
Tradewinds Global Investors, LLC	2.90%	2.85%	2.88	2.84	3.49		3.44
Dodge & Cox	2.79%	2.74%	4.16	4.10	4.17		4.12
Crédit Suisse	2.75%	2.71%	2.95	2.91	NC	(2)	NC
Amundi (4)	2.52%	2.48%	2.46	2.42	2.02		1.99
Other institutional investors in France	2.34%	2.31%	2.78	2.74	2.95		2.91
Caisse des Dépôts et Consignations (CDC)	2.07%	2.05%	2.07	2.05	2.07		2.05
Manning & Napier Advisors, Inc.	2.03%	2.00%	–	–	–		–
Norges Bank Investment Management	1.83%	1.80%	–	–	–		–
Pzena Investment Management, LLC	1.82%	1.79%	3.24	3.19	4.99		4.92
Fidelity Investments	–	–	NC	NC	NC		NC
BlackRock Fund Advisors	1.75%	1.72%	1.97	1.94	NC		NC
BT Pension Scheme/Hermès	–	–	NC	NC	1.83		1.80
BNP Paribas Asset Management	–	–	NC	NC	1.77		1.75
Mutual Fund FCP 2AL	1.50%	2.72%	1.50	2.74	1.41		2.51
Deutsche Bank AG	1.34%	1.32%	0.82	0.81	NC		NC
Treasury stock held Alcatel Lucent	1.09%	1.08%	1.09	NA(3)	1.09		NA
Treasury stock held by subsidiaries	1.42%	1.40%	1.42	NA	1.43		NA
Public	62.02%	61.35%	64.99	64.28	63.34		65.20
Total	100.00%	100.00%	100	100	100		100

(1)	The gross voting rights include shares held by Alcatel Lucent and its subsidiaries, which do not have voting rights.

(2)	In this table, NC means “non communicated”.

(3)	In this table, NA means “non applicable”.

(4)	Formerly Crédit Agricole Asset Management, until January 1, 2010.

9.6    SHAREHOLDERS’ MEETING

The most recent Shareholders’ Meeting was held on June 1, 2010, the date for which it was initially convened, and was chaired by Mr. Camus.

Shareholders present or represented by proxy had in the aggregate a total of 914.3 million shares, which represented a quorum of 40.46%.

EVOLUTION OF THE RATE OF PARTICIPATION OVER 5 YEARS

STOCK EXCHANGE AND SHAREHOLDING

9.6 SHAREHOLDERS’ MEETING

METHOD OF PARTICIPATION AT THE 2010 SHAREHOLDERS’ MEETING

The table and the chart below reflect the breakdown of the participants according to the method of participation used by the shareholder.

Shareholders can participate in Shareholders’ Meetings in one of three ways:

1.	physically attend or be represented at the Meeting;
2.	vote by mail; or
3.	by proxy granted to the Chairman.

Method of participation	Number of shareholders	Shares (In millions)
Shareholders present	619	34.74
Shareholders who were represented	92	0.12
Proxy to the Chairman	10,563	25.27
Votes by mail	4,476	854.21
Total	15,750	914.34

EVOLUTION OF THE METHOD OF PARTICIPATION OF THE SHAREHOLDERS OVER 5 YEARS (1)

(1)	Based on the number of shareholders participating in the Meeting.

All of the resolutions that were presented at the Shareholders’ Meeting of June 1, 2010 were adopted. Voting results were published on line on our Internet site.

9.7    TREND OF DIVIDEND PER SHARE OVER 5 YEARS

Year of payment	2010	2009	2008	2007	2006
Dividend distributed (in euros, per share)	-	-	-	0.16*	0.16**

*	The dividend for the 2006 fiscal year was paid on June 4, 2007.

**	The dividend for the 2005 fiscal year was paid on September 11, 2006.

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

At its meeting of February 9, 2011 our Board of Directors determined that it is prudent not to pay a dividend for fiscal year 2010.

9

STOCK EXCHANGE AND SHAREHOLDING

9.7 TREND OF DIVIDEND PER SHARE OVER 5 YEARS

ADDITIONAL INFORMATION

10.1 LEGAL INFORMATION

10    ADDITIONAL INFORMATION

10.1    LEGAL INFORMATION

COMPANY NAME AND HEAD OFFICE

Alcatel Lucent

3 avenue Octave Gréard 75007 Paris

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

CORPORATE PURPOSE

The company’s corporate purpose is the design, manufacture, operation and sale of all equipment, material and software related to domestic,

industrial, civil, military or other applications concerning electricity, telecommunications, computers, electronics, aerospace industry, nuclear energy, metallurgy, and, in general, of all the means of production or transmission of energy or communications (cables, batteries and other components), as well as, secondarily, all activities relating to operations and services in connection with the above-mentioned means worldwide. It may acquire interests in any company, regardless of its form, in associations, French or foreign business groups, whatever their corporate purpose and activity may be and, in general, may carry out any industrial, commercial, financial, assets or real estate transactions, in connection, directly or indirectly, totally or partially, with any of the corporate purposes set out in Article 2 of the Articles of Association and with all similar or related purposes.

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

10

ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

C) Exceeding the legal thresholds

Beyond the notification obligations provided for in our Articles of Association, French law requires that any individual or legal entity, acting alone or in concert, which comes to hold a total number of shares (including through ADSs), above 5%, 10%, 15%, 20%, 25%, 30%, 33  1/3%, 50%, 66  2/3%, 90% or 95% of the capital or of the voting rights of a company, notify the company and the AMF. The 30% threshold introduced by the law of October 22, 2010 creates an obligation for the owner of 30% of the capital or of the voting rights of the Company to launch a tender offer as described below. Pursuant to Article L.233-9 1 4° of the French Commercial Code the issued shares that the reporting entity is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument, must also be taken into account for the calculation of the thresholds subject to notification. Moreover, the “separate disclosure” requirement has been tightened and imposes an obligation to disclose additional information on the following agreements and financial instruments: (i) securities giving access to shares in the future, (ii) shares already issued that the shareholder is entitled to acquire under the terms of an agreement or a financial instrument, based on the initiative of a third party, and (iii) shares already issued as to which there is an agreement or financial instrument to be paid exclusively in cash which has economic effect for the reporting entity or individual similar to holding shares (e.g., cash-settled equity swaps, knock-in options).

Deadlines for notification of the AMF and the issuer have been shortened. Notification of significant shareholdings must be filed with the AMF and the company before the market or the trading system closes on the fourth trading day after the day on which the threshold is reached.

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

Four thresholds of respectively 10%, 15%, 20% and 25% creates an obligation of declaration of intent as defined under Article L.233-7 of the French Commercial Code. The deadline to notify the company and the AMF is of 5 trading days (before the market closes).

D) Shareholders’ agreements

Any clause of a shareholders’ agreement which includes preferential conditions to transfer or to acquire shares listed on a regulated market and relating to at least 0.5% of the company’s capital or voting rights, must be disclosed to the company and to the AMF within five trading days from the date of the signature of such agreement.

E) Holding of a stake equal to 30% and tender offer

Since February 1, 2011, when an individual or legal entity, acting alone or in concert, comes to hold more than one 30% of the capital or voting rights of the company, it must immediately inform the AMF and launch a tender offer for all of the equity securities and securities giving access to the capital or voting rights of the company. However, the shareholders who as of January 1, 2010, held directly or indirectly between 30% and a third of the capital or of the voting rights of the company remain subject to the thresholds of 33  1/3% as long as their shareholdings remain between the two thresholds. In addition, the shareholders who acquired between January 1, 2010 and February 1, 2011, shares giving them between 30% and a third of the capital or of the voting rights of the company, have one year beginning on February 1, 2011 to reduce their shareholding below the 30% threshold.

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

ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

—

by the capitalization of reserves, profits or issuance premium pursuant to a decision of the Ordinary General Meeting of Shareholders taken with the approval of a simple majority of the shareholders present or represented;

—	in case of payment of a dividend in shares decided by an Ordinary General Meeting of Shareholders; or

—	upon tender of securities or rights giving access to the company’s capital (bonds convertible into shares, bonds repayable in shares, warrants to purchase shares or other securities).

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

DIRECTORS’ TERM OF OFFICE - AGE LIMIT

The directors are elected for a period of three years. Exceptionally, the Shareholders’ Meeting may appoint a director for a period of one or two years in order to stagger the director’s terms of office. Outgoing directors may be re-elected subject to the following provisions.

A Director appointed to replace another Director may hold office only for the remainder of his predecessor’s term of office.

The maximum age for holding a directorship shall be 70. This age limit does not apply if less than one third rounded up to the nearest whole number, of serving Directors have reached the age of 70.

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

10

ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

When the Chairman of the Board of Directors assumes management of the company, the provisions of this section and the law governing the Chief Executive Officer apply to him.

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

BOARD OBSERVERS

Upon the proposal of the Chairman, the Board of Directors must in turn propose to the Ordinary General Meeting of Shareholders the appointment of two observers satisfying the conditions described below. The observers are invited and participate in Board meetings, but have no vote. They are appointed for three years. Exceptionally the Shareholder’s Meeting may appoint a Board observer for a period of two years in order to stagger the board observer’s terms of office. Outgoing board observers and may be renewed.

They must, at the time of their appointment, be both employees of Alcatel-Lucent or a company of the Group, and members of a mutual investment fund as described below. Any mutual investment fund which satisfies the conditions defined below may propose to the Board candidates with a view to their being appointed as observers.

For purposes of the preceding requirements:

—

a company of the Alcatel-Lucent group is a company in which Alcatel-Lucent holds directly or indirectly at least one half of the voting rights and/or any company in which a company of the Alcatel-Lucent group holds directly or indirectly at least one half of the voting rights;

—

the mutual investment funds referred to above are those created pursuant to a corporate savings plan in which the company or a Group company participates, and where the portfolio includes at least 75% of company shares.

ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

APPROPRIATION OF THE RESULT - DIVIDEND

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

10

ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement among Alcatel - Lucent, the Bank of New York Mellon, as depositary, and the holders from time to time of the ADSs.

The form of the deposit agreement for the ADS and the form of American depositary receipt (ADR) that represents an ADS have been filed as exhibits to our registration statement on Form F-6 that we filed with the Securities and Exchange Commission on May 3, 2010. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, and at the principal office of our custodian, BNP Paribas Securities Services, located at Grands Moulins de Pantin, 9 rue du Débarcadère, 93761 Pantin Cedex, France.

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

Rights to subscribe for additional ordinary shares and other rights. If we offer our holders of shares any rights to subscribe for additional shares or any other rights, The Bank of New York Mellon will, if requested by us:

—	make the rights available to all or certain holders of ADSs, by means of warrants or otherwise, if lawful and practically feasible; or

—	if it is not lawful or practically feasible to make the rights available, attempt to sell those rights or warrants or other instruments.

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

ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

rights and make the net proceeds available to ADS holders, then it will allow the rights to lapse, and the ADS holders will not receive any value for them.

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. The Bank of New York Mellon will send to ADS holders English - language summaries of any materials or documents provided by us for the purpose of exercising voting rights. The Bank of New York Mellon will also send to ADS holders directions as to how to give it voting instructions, as well as a statement as to how the underlying ordinary shares will be voted if it receives blank or improperly completed voting instructions.

ADSs will represent ordinary shares in bearer form unless the ADS holder notifies The Bank of New York Mellon that it would like the shares to be held in registered form.

Changes affecting deposited securities. If there is any change in nominal value or any split - up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, business combination or consolidation or sale of assets involving us, then any securities that The Bank of New York Mellon receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities, unless The Bank of New York Mellon delivers new ADSs as described in the following sentence. The Bank of New York Mellon may, with our approval, and will, at our request, distribute new ADSs or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs describing the new deposited securities.

Amendment of the deposit agreement. The Bank of New York Mellon and we may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADS holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADS holders, it will not take effect as to outstanding ADSs until three months after The Bank of New York Mellon has sent the ADS holders a notice of the amendment. At the expiration of that three - month period, each ADS holder will be considered by continuing to hold its ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. The Bank of New York Mellon and we may not amend the deposit agreement or the form of ADRs to impair the ADS holder’s right to surrender its ADSs and receive the ordinary shares and any other property represented by the ADRs, except to comply with mandatory provisions of applicable law.

Termination of the deposit agreement. The Bank of New York Mellon will terminate the deposit agreement if we ask it to do so and will notify the ADS holders at least 30 days before the date of termination. The Bank of New York Mellon may also terminate the deposit agreement if it resigns and a successor depositary has not been appointed by us and accepted its appointment within 90 days after The Bank of New York Mellon has given us notice of its resignation. After termination of the deposit agreement, The Bank of New York Mellon will no longer register transfers of ADSs, distribute dividends to the ADS holders, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that The Bank of New York Mellon will continue to:

—	collect dividends and other distributions pertaining to deposited securities;

—	sell rights as described under the heading “Dividends, other distributions and rights - Rights to subscribe for additional shares and other rights” above; and

—

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

Persons holding, depositing or withdrawing shares must pay	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.02 (or less) per ADS per year	Depositary Services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

10

ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

FEES AND PAYMENTS FROM THE DEPOSITARY TO US

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the ADR facility (subject to certain limits) and to pay us annually a further amount which is a function of the Depositary Service Fee (DSF) charged by the depositary to our ADS holders starting in 2010. For the fiscal year ended December 31, 2010 we received from the depositary US$3 million for our continuing annual stock exchange listing fees and our expenses incurred in connection with the ADR facility, and US$6.5 million relating to the DSF.

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

TAXATION

The following is a general summary of the material U.S. federal income tax and French tax consequences to you if you acquire, hold and dispose of our ordinary shares or ADSs. It does not address all aspects of U.S. and French tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 (the “Treaty”) entered into force on December 30, 1995, the 2004 Protocol amending the Treaty entered into force on December 21, 2006, and the 2009 Protocol amending the Treaty entered into force on December 23, 2009, all of which are subject to change, possibly with retroactive effect, or different interpretations.

With respect to US taxes, this summary may only be relevant to you if all of the following five points apply to you:

—	you own, directly or indirectly, less than 10% of our capital;

—	you are any one of (a), (b), (c) or (d) below:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
(b)	a corporation, or other entity taxable as a corporation that is created in or organized under the laws of the United States or any political subdivision thereof,
(c)	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or
(d)	a trust, if a court within the United States is able to exercise a primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or certain electing trusts that were in existence on August 20, 1996 and were treated as domestic trusts on August 19, 1996;

—	you are entitled to the benefits of the Treaty under the “limitations on benefits” article contained in the Treaty;

—	you hold our ordinary shares or ADSs as capital assets; and

—	your functional currency is the U.S. dollar.

You generally will not be eligible for the reduced withholding tax rates under the Treaty if you hold our ordinary shares or ADSs in connection with the conduct of business through a permanent establishment or the performance of services through a fixed base in France, or you are a non-resident in the United States for U.S. tax purposes.

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

TAXATION OF DIVIDENDS

Income Tax at the progressive rate or Withholding Tax. French resident individuals will be subject to taxation at the progressive rate on only 60% of the dividends received by them from both French and foreign

ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

companies, in addition to the annual allowance equal to €1,525 for single individuals, widows, widowers, divorced persons or married persons or members of a union agreement subject to separate taxation, and €3,050 for married persons or members of a union agreement subject to joint taxation. This exemption will apply to any dividend distributed by a company that is subject to corporation tax or an equivalent tax and that is located in an EU member state or a country that has signed a tax treaty (which has an administrative assistance clause with the purpose of combating fraud and tax evasion) with France.

For dividends paid on and after January 1, 2011, French resident individuals can elect for dividends to be subject to a 19% withholding tax.

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

You can obtain the Certificate of Residence, the Form 5001-EN and their respective instructions from the Depositary, the Internal Revenue Service or the French Centre des impôts des non-résidents, the address of which is 10 rue du Centre, TSA, 93465 Noisy-Le-Grand, France. Copies of the Certificate of Residence and Form 5001-EN may also be downloaded from the French tax authorities’ website (www.impots.gouv.fr).

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

For tax years beginning before January 1, 2013, a maximum U.S. federal income tax rate of 15% will apply to dividend income received by an individual (as well as certain trusts and estates) from a U.S. corporation or from a “qualified foreign corporation” provided certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares, or an ADR in respect of such shares (which would include the ADSs), are considered readily tradable on an established securities market if they are listed on an established securities market in the United States such as The New York Stock Exchange. Information returns reporting dividends paid to U.S. persons will identify the amount of dividends eligible for the reduced tax rates.

Also, for U.S. federal income tax purposes, the amount of any dividend paid in a foreign currency such as euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the dividend is included in income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You generally will be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euros. You may also be required to recognize foreign currency gain or loss if you receive a refund of tax withheld from a dividend in excess of the 15% rate provided for under the Treaty. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

—

First, as a tax-free return of capital to the extent of your basis in your ordinary shares or ADSs, which will reduce the adjusted basis of your ordinary shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares or ADSs.

—	Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain.

French withholding tax imposed on the dividends you receive on your ordinary shares or ADSs at 15% under the Treaty is treated as payment of a foreign income tax eligible for credit against your U.S. federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your ordinary shares or ADSs generally will constitute “passive” income, or, for some holders, “general category” income. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of your income and deductions.

10

ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

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

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares or ADSs based on the difference between the amount realized on the disposition and your tax basis in the ordinary shares or ADSs. Any gain or loss generally will be U.S. source gain or loss. If you are a non-corporate holder, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet certain minimum holding periods. Long-term capital gains realized upon a sale or other disposition of the ordinary shares or ADSs before the end of a taxable year which begins before January 1, 2013 generally will be subject to a maximum U.S. federal income tax rate of 15%.

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

French estate and gift taxes

Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” and the 2004 Protocol amending this 1978 Convention which became effective on December 21, 2006, if you transfer your ordinary shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

—	you are domiciled in France at the time of making the gift, or at the time of your death, or

—	you used the ordinary shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the ordinary shares or ADSs for that use.

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

Additionally, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain other exempt categories) you may be subject to backup withholding at a current rate of 28% (increased to 31% for taxable years 2013 and thereafter) with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service, as well as backup withholding. However, any amount withheld under the backup withholding rules should be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you timely furnish the required information to the Internal Revenue Service.

U.S. reportable transactions

A U.S. holder that participates in any “reportable transaction” (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on Internal Revenue Service Form 8886. U.S. holders are urged to consult their own tax advisers as to the possible obligation to file Internal Revenue Service Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, our ordinary shares or ADSs.

Disclosure of information with respect to foreign financial assets

Legislation enacted in the past year requires certain individual U.S. holders to report information with respect to their investment in our ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service. Investors who

ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

fail to report required information could become subject to substantial penalties. These new disclosure requirements are effective for taxable years beginning after March 18, 2010. You should consult your own tax advisor concerning the effect, if any, of this legislation on holding your ordinary shares or ADSs.

Medicare contribution tax on unearned income

Legislation enacted in the past year requires certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale, retirement or other taxable disposition of our ordinary shares or ADSs for taxable years beginning after December 31, 2012. You should consult your own tax advisor concerning the effect, if any, of this legislation on holding your ordinary shares or ADSs.

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

The articles of association of Alcatel-Lucent as well as reports from the Board of Directors to the General Shareholder’s Meeting, auditors reports, historical financial statements of the company for the last three fiscal years and any other document sent to or required by law to be made available to shareholders, may be reviewed at the company’s registered head office at 3 avenue Octave Gréard 75007 Paris.

Any shareholder can also consult/download from our website under the heading “Regulated information”, the 2010 reference document filed with the AMF, which includes:

—	the annual financial report (which is the “Operating and financial review and prospects” included in Chapter 6 of this document);

—	the Statutory Auditors’ reports on the parent company and consolidated accounts;

—	the special report of the Statutory Auditors concerning regulated agreements and commitments;

—	the report from the Chairman of the Board of Directors on the corporate governance and on internal control required under French law;

—	the Statutory Auditors’ report on the report prepared by the Chairman of the Board of Directors, and

—	information relating to the Statutory Auditors’ fees (which is also set forth in Section 11.4 of this document).

10

ADDITIONAL INFORMATION

10.4    DOCUMENTS ON DISPLAY

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

Deloitte & Associés and Ernst & Young et Autres, the independent registered public accounting firms that audited the consolidated financial statements in this annual report, have issued a report on Alcatel-Lucent’s internal control over financial reporting, as stated in their report set forth in Section 11.2 of this annual report.

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.2 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

11.2    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Alcatel-Lucent (and subsidiaries),

We have audited Alcatel-Lucent and its subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of the Group and our report dated March 18, 2011 expressed an unqualified opinion thereon.

DELOITTE & ASSOCIES Jean-Pierre Agazzi	ERNST & YOUNG et Autres Jean-Yves Jégourel
Neuilly-sur-Seine, March 18, 2011

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.3 STATUTORY AUDITORS

11.3    STATUTORY AUDITORS

Our Statutory Auditors and Alternate Auditors who report on our parent company and consolidated accounts are:

	Appointment (1)	Most recent renewal (1)	Expiration of mandate
Statutory Auditors
Deloitte & Associés, represented by Mr. Jean-Pierre Agazzi 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine Cedex	06/18/1998	09/07/2006	12/31/2011
Ernst & Young et Autres, represented by Mr. Jean-Yves Jégourel (2) 41, rue Ybry 92576 Neuilly-sur-Seine	06/23/1994	09/07/2006	12/31/2011
Alternate Auditors
BEAS 7-9 villa Roussay 92524 Neuilly-sur-Seine Cedex	09/07/2006		12/31/2011
Auditex Faubourg de l’Arche, 11 allée de l’Arche 92400 Courbevoie	09/07/2006		12/31/2011

(1)	Date of the Annual Shareholders’ Meeting.

(2)	For financial statements 2010. As from 2011, Ernst & Young et Autres will be represented by Mr. Jean-François Ginies.

Change in statutory auditors

Not applicable.

11.4    STATUTORY AUDITORS’ FEES

Fees of our Statutory Auditors and their international networks in 2010 and in 2009 :

(in thousands of euros, except percentages)	Deloitte & Associés (Deloitte Touche Tohmatsu network)				Ernst & Young (Ernst & Young network)
	2009		2010		2009		2010		Note
1. Audit
Audit fees (statutory audit, audit of consolidated financial statements and certification)	8,641	88%	7,878	88%	8,237	82%	8,244	84%	1
Issuer	2,890	29%	2,650	30%	2,900	29%	2,700	27%
Consolidated entities	5,751	58%	5,228	58%	5,337	53%	5,544	56%
Audit related fees	1,014	10%	741	8%	1,581	16%	1,234	13%	2
Issuer	245	2%	634	7%	786	8%	840	9%
Consolidated entities	769	8%	107	1%	795	8%	394	4%
Sub-total	9,655	98%	8,619	96%	9,818	98%	9,478	96%
2. Other services (not audit related)									3
Legal and tax services	95	1%	55	1%	59	1%	202	2%	4
Other services	102	1%	292	3%	113	1%	163	2%	5
Sub-total	197	2%	347	4%	172	2%	365	4%
Total	9,852	100%	8,966	100%	9,990	100%	9,843	100%

The table above provides the fees of Alcatel-Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2010 and 2009.

NOTE 1    AUDIT FEES (STATUTORY AUDIT, AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS AND CERTIFICATION)

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

In accordance with U.S. regulatory requirements around external auditors’ independence, the Audit and Finance Committee has put in

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.4 STATUTORY AUDITORS’ FEES

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

NOTE 2     AUDIT-RELATED FEES

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

NOTE 3     OTHER SERVICES (NON-AUDIT RELATED)

Non-audit related services are services provided by the independent auditors. Those services are carried out in accordance with Article 24 of the code of ethics of IFAC. Non-audit services include tax services and other services mostly to be categorized as consultancy.

NOTE 4     LEGAL AND TAX SERVICES

Legal and tax services include tax compliance, tax advice and tax planning. They can include general expatriate services. Such services are generally non-recurrent.

NOTE 5     OTHER SERVICES

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

11.7    FINANCIAL STATEMENTS

The following consolidated financial statements of Alcatel-Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2010, 2009 and 2008 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.8 EXHIBITS

11.8    EXHIBITS

1.1	Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation), dated December 31, 2010 (incorporated by reference to Exhibit 4.1 to Alcatel-Lucent’s Registration Statement on Form S-8 filed March 17, 2011). (File No. 333-172901).
2.1	Form of Amended and Restated Deposit Agreement, among Alcatel-Lucent, The Bank of New York, as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel-Lucent’s Registration Statement on Form F-6 POS filed May 3, 2010). (File No. 333-138770).
4.	Agreement and Plan of Merger, dated April 2, 2006, among Lucent Technologies Inc., Alcatel and Aura Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Lucent’s Form 8-K filed November 20, 2006).
8.	List of subsidiaries (see Note 36 to our consolidated financial statements included elsewhere herein).
10.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Associés.
10.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young et Autres.
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15.1	Subordinated Guaranty dated March 27, 2007 executed by Lucent Technologies Inc. in favor of the holders of Alcatel’s 6.375% Notes due 2014 and the Agent therefore (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006 filed April 6, 2007).

11.9    CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

FORM 20-F	2010 ANNUAL REPORT ON 20-F

Item 1: Identity of Directors, Senior Management and Advisers	N/A

Item 2: Offer Statistics and Expected Timetable	N/A

Item 3: Key Information

A. Selected financial data	Chapter 1 Selected financial data

B. Capitalization and indebtedness	N/A

C. Reasons for the offer and use of proceeds	N/A

D. Risk factors	Chapter 3 Risk factors

Item 4: Information On The Company

A. History and development of the Company	Chapter 4 Information about the Group

B. Business overview	Chapter 2 Activity overview, Chapter 5 Description of the Group’s activities and Chapter 6 Operating and financial review and prospects, Section 6.1 through 6.5

C. Organizational structure	Section 4.3 Structure of the principal companies consolidated in the Group as of December 31, 2010

D. Property, plants and equipment	Section 4.4 Real estate and equipment

Item 4A: Unresolved Staff Comments	N/A

Item 5: Operating and Financial Review and Prospects

A. Operating results (significant factors materially affecting the company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.5.

B. Liquidity and capital resources	Section 6.6 Liquidity and capital resources

C. Research and Development, patents and licenses, etc.	Section 6.11 Research and Development – Expenditures; headings “Research and Development costs” of Section 6.2 and Section 6.4

D. Trend information	Section 6.1 Overview of 2010 and Section 6.8 Outlook for 2011

E. Off-Balance sheet arrangements	Section 6.7 Contractual obligations and off-balance sheet contingent commitments

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.9 CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

F. Tabular disclosure of contractual obligations	First subsection Contractual obligations of Section 6.7 Contractual obligations and off-balance sheet contingent commitments

G. Safe harbor

Item 6: Directors, Senior Management and Employees

A. Directors and senior management	Section 7.1 Governance Code, 7.2 Management and 7.4 Committees of the Board

B. Compensation	Section 7.1.2 Compensation policy of Executive Directors of the Company, Section 7.5 Compensation, Section 7.6 Interest of employees and senior management in Alcatel-Lucent’s capital and Section 7.8 Regulated agreements, commitments and related party transactions

C. Board practices	Section 7.1 Governance Code, Section 7.2 Management, Section 7.3 Powers of the Board of Directors, Section 7.4 Committees of the Board and Section 7.7 Statement of business principles and Code of ethics

1. Date of expiration of the current term of office and the period during which the person has served it that office;	Section 7.2 Management

2. Directors’ service contracts with the company or any of its subsidiaries;	Section 7.5 Compensation and Section 7.8 Regulated agreements, commitments and related party transactions

3. Company’s audit committee and remuneration committee.	Section 7.4 Committees of the Board

D. Employees	Subsection Employees of Section 5.13 Human resources
E. Share ownership (with respect to the persons listed in Item 6.B.2)

1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their voting rights; options granted to these persons on the company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any, expiration date of the options);	Section 7.2 Management, Section 7.5 Compensation and Section 7.6 Interest of employees and senior management in Alcatel-Lucent’s capital

2. Any arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.	Section 7.6 Interest of employees and senior management in Alcatel-Lucent’s capital

Item 7: Major Shareholders and Related Party Transactions Employees

A. Major shareholders	Section 9.4 Breakdown of capital and voting rights and Section 9.5 Changes of shareholdings

B. Related Party Transactions	Section 7.8 Regulated agreements, commitments, and related party transactions and Subsection Transactions by Officers and Directors in Alcatel-Lucent securities of Section 9.4 Breakdown of capital and voting rights

C. Interests of experts and counsel	N/A

Item 8: Financial Information

A. Consolidated statements and other financial information	Chapter 12 Consolidated financial statements at December 31, 2010, Section 6.10 Legal matters and Section 9.7 Trend of dividend per share over 5 years

B. Significant changes since the date of the annual financial statements	N/A

Item 9: The Offer and Listing

A. Offer and listing details	Section 9.1 Listing and Section 9.2 Trading over the last five years

B. Plan of distribution	N/A

C. Markets	Section 9.1 Listing

D. Selling shareholders	N/A

E. Dilution	N/A

F. Expenses of the issue	N/A

Item 10: Additional Information

A. Share capital	Chapter 8 Information concerning our capital and Section 7.6 Interest of employees and senior management in Alcatel-Lucent’s capital

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.9 CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

B. Memorandum and Articles of Association	Section 10.1 Legal information, Section 10.2 Specific provisions of the by-laws and of law, Subsection Ownership of shares by non-French persons of Section 10.3 American Depositary Shares, taxation and certain other matters and Section 9.6 Shareholders’ Meeting

C. Material contracts	Section 4.5 Material contracts

D. Exchange controls	Subsection Exchange controls of Section 10.3 American Depositary Shares, taxation and certain other matters

E. Taxation	Subsection Taxation of Section 10.3 American Depositary Shares, taxation and certain other matters

F. Dividends and paying agents	N/A

G. Statement by experts	N/A

H. Documents on display	Section 10.4 Documents on display

I. Subsidiary information	No information in this regard

Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.9 Qualitative and quantitative disclosures about market risk

Item 12: Description of Securities Other than Equity Securities

D. American Depositary Shares	Subsection Description of the ADSs of Section 10.3 American Depositary Shares, taxation and certain other matters

Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A

Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15: Controls and Procedures	Section 11 Controls and procedures, Statutory Auditors’ fees and other matters

(a) Disclosure controls and procedures	Subsection Disclosure controls and procedures of Section 11.1 Controls and procedures

(b) Management’s annual report on internal control over financial reporting	Subsection Management’s annual report on internal control over financial reporting of Section 11.1 Controls and procedures

(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Section 11.2 Report of independent registered public accounting firms

(d) Changes in internal control over financial reporting	Subsection Management’s annual report on internal control over financial reporting of Section 11.1 Controls and Procedures

Item 16: Reserved	Reserved

Item 16A: Audit Committee Financial Expert	Section 11.5 Audit Committee financial expert

Item 16B: Code of Ethics	Section 11.6 Code of ethics

Item 16C: Principal Accountant Fees and Services	Section 11.3 Statutory Auditors and Section 11.4 Statutory Auditors’ fees

Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 8.6 Purchases of Alcatel-Lucent shares by the company

Item 16F: Change in Registrant’s Certifying Accountant	Section 11.3 Statutory Auditors

Item 16G: Corporate Governance	Section 7.9 Major differences between our corporate governance practices and NYSE requirements

Item 17: Financial Statements	See Item 11.7 Financial statements

Item 18: Financial Statements	Section 11.7 Financial statements

Item 19: Exhibits	Section 11.8 Exhibits

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT
By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Financial Officer

March 18, 2011

CONSOLIDATED FINANCIAL STATEMENTS

12    CONSOLIDATED FINANCIAL STATEMENTS

12

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors:

We have audited the accompanying consolidated statements of financial position of Alcatel-Lucent and subsidiaries, (the “Group”) as of December 31, 2010, 2009, 2008 and January 1, 2008, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2010, 2009,2008 and January 1, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion thereon.

DELOITTE & ASSOCIES Jean-Pierre Agazzi	ERNST & YOUNG et Autres Jean-Yves Jégourel
Neuilly-sur-Seine, March 18, 2011

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(In millions except per share information)	Notes	2010 (1)		2010	2009	2008
Revenues	(5) & (6)	U.S.$	21,225	€15,996	€15,157	€16,984
Cost of sales (2)			(13,833)	(10,425)	(10,046)	(11,190)
Gross profit			7,392	5,571	5,111	5,794
Administrative and selling expenses (2)			(3,857)	(2,907)	(2,913)	(3,093)
Research and development expenses before capitalization of development expenses			(3,519)	(2,652)	(2,527)	(2,858)
Impact of capitalization of development expenses			(13)	(10)	4	101
Research and development costs (2)			(3,532)	(2,662)	(2,523)	(2,757)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(5)		3	2	(325)	(56)
Restructuring costs (2)	(27)		(498)	(375)	(605)	(562)
Litigations (3)			(37)	(28)	(109)	-
Impairment of assets			-	-	-	(4,725)
Gain/(loss) on disposal of consolidated entities (4)			82	62	99	(7)
Post-retirement benefit plan amendments	(25f)		40	30	248	47
Income (loss) from operating activities			(410)	(309)	(692)	(5,303)
Interest related to gross financial debt			(474)	(357)	(313)	(391)
Interest related to cash and cash equivalents			70	53	59	179
Finance cost	(8)		(404)	(304)	(254)	(212)
Other financial income (loss)	(8)		473	356	249	366
Share in net income (losses) of equity affiliates			19	14	1	96
Income (loss) before income tax and discontinued operations			(322)	(243)	(696)	(5,053)
Income tax (expense) benefit	(9)		(49)	(37)	60	(153)
Income (loss) from continuing operations			(371)	(280)	(636)	(5,206)
Income (loss) from discontinued operations	(10)		(16)	(12)	132	33
Net Income (Loss)			(387)	(292)	(504)	(5,173)
Attributable to:
• Equity owners of the parent			(443)	(334)	(524)	(5,215)
• Non-controlling interests			56	42	20	42
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(11)	U.S.$	(0.20)	€(0.15)	€(0.23)	€(2.31)
• Diluted earnings per share	(11)	U.S.$	(0.20)	€(0.15)	€(0.23)	€(2.31)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share		U.S.$	(0.20)	€(0.15)	€(0.29)	€(2.32)
• Diluted earnings per share		U.S.$	(0.20)	€(0.15)	€(0.29)	€(2.32)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share		U.S.$	(0.00)	€(0.00)	€0.06	€0.01
• Diluted earnings per share		U.S.$	(0.00)	€(0.00)	€0.06	€0.01

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.3269 on December 31, 2010.

(2)	Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 23e.

(3)	Related to material litigations (see Note 1p): the arbitral award on the collapse of a building in Madrid disclosed in Note 34e (for an amount of €(22) million as of December 31, 2010 and €0 million as of December 31, 2009), the FCPA litigation disclosed in Note 34a (for an amount of €(10) million as of December 31, 2010 and €93 million as of December 31, 2009, representing the net present value of U.S.$137.4 million) and the Fox River litigation disclosed in Note 31 (for an amount of €4 million or U.S.$5 million as of December 31, 2010 and €16 million or U.S.$22 million as of December 31, 2009).

(4)	2010 amounts are mainly related to the disposal of Vacuum business. 2009 amounts are related to the disposal of the Fractional Horsepower Motors activity (see Note 3).

12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Notes	2010 (1)		2010	2009	2008
Net income (loss) for the year		U.S.$	(387)	€(292)	€(504)	€(5,173)
Financial assets available for sale:	(17)		(29)	(22)	13	(38)
Valuation gains/(losses) taken to equity			1	1	22	(38)
Transferred to profit or loss on sale			(30)	(23)	(9)	-
Cumulative translation adjustments			347	262	39	112
Cash flow hedging	(28)		(16)	(12)	11	5
Amount taken to equity			1	1	(9)	(14)
Recycling in income (loss)			(17)	(13)	20	19
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(25)		(93)	(70)	(582)	(1,965)
Tax on items recognized directly in equity	(9)		27	20	(1)	429
Other adjustments			(27)	(20)	(53)	86
Total other comprehensive income (loss)			209	158	(573)	(1,371)
Of which transferred to profit and loss			(48)	(36)	11	19
Total comprehensive income (loss) for the period			(178)	(134)	(1,077)	(6,544)
Attributable to:
• Equity owners of the parent			(300)	(226)	(1,079)	(6,635)
• Non-controlling interests			122	92	2	91

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.3269 on December 31, 2010.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions) ASSETS	Notes	December 31, 2010 (1)	December 31, 2010	December 31, 2009	December 31, 2008	January 1, 2008 (2)
Non-current assets:
Goodwill	(12)	U.S.$5,799	€4,370	€4,168	€4,215	€7,328
Intangible assets, net	(13)	2,728	2,056	2,214	2,567	4,230
Goodwill and intangible assets, net		8,527	6,426	6,382	6,782	11,558
Property, plant and equipment, net	(14)	1,740	1,311	1,260	1,351	1,428
Investment in net assets of equity affiliates	(16)	12	9	60	113	1,352
Other non-current financial assets, net	(17)	531	400	392	696	704
Deferred tax assets	(9)	1,258	948	836	852	1,232
Prepaid pension costs	(25)	3,644	2,746	2,400	2,298	3,472
Other non-current assets	(21)	340	257	314	650	389
Total non-current assets		16,052	12,097	11,644	12,742	20,135
Current assets:
Inventories and work in progress, net	(18) & (19)	3,045	2,295	1,902	2,390	2,465
Trade receivables and other receivables, net	(18) & (20)	4,862	3,664	3,519	4,693	4,601
Advances and progress payments	(18)	99	75	93	99	110
Other current assets	(21)	1,174	885	960	1,395	1,117
Current income taxes		223	168	157	113	60
Marketable securities, net	(17) & (26)	861	649	1,993	906	894
Cash and cash equivalents	(26)	6,688	5,040	3,577	3,687	4,377
Current assets before assets held for sale		16,952	12,776	12,201	13,283	13,624
Assets held for sale and assets included in disposal groups held for sale	(10)	4	3	51	1,348	35
Total current assets		16,956	12,779	12,252	14,631	13,659
Total assets		33,008	24,876	23,896	27,373	33,794

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.3269 on December 31, 2010.

(2)	Beginning of the earliest comparative period is presented, as requested by IAS 1 § 39 due to the change in presentation described in Note 4.

12

CONSOLIDATED FINANCIAL STATEMENTS

(In millions) EQUITY AND LIABILITIES	Notes	December 31, 2010 (1)	December 31, 2010	December 31, 2009	December 31, 2008	January 1, 2008 (1)
Equity:
Capital stock (€2 nominal value: 2,318,385,548, ordinary shares issued at December 31, 2010, 2,318,060,818 ordinary shares issued at December 31, 2009 and 2,318,041,761 shares issued at December 31, 2008)		U.S.$6,153	€4,637	€4,636	€4,636	€4,635
Additional paid-in capital		22,194	16,726	16,689	16,628	16,543
Less treasury stock at cost		(2,078)	(1,566)	(1,567)	(1,566)	(1,567)
Accumulated deficit, fair value and other reserves		(20,088)	(15,139)	(14,518)	(8,820)	(7,339)
Cumulative translation adjustments		(1,034)	(779)	(976)	(1,030)	(1,085)
Net income (loss) - attributable to the equity owners of the parent		(443)	(334)	(524)	(5,215)	-
Equity attributable to equity owners of the parent		4,704	3,545	3,740	4,633	11,187
Non-controlling interests	(23g)	876	660	569	591	515
Total equity	(23)	5,580	4,205	4,309	5,224	11,702
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(25)	6,754	5,090	5,043	4,807	4,447
Convertible bonds and other bonds, long-term	(24) & (26)	5,357	4,037	4,084	3,931	4,517
Other long-term debt	(26)	99	75	95	67	48
Deferred tax liabilities	(9)	1,494	1,126	1,058	1,152	1,897
Other non-current liabilities	(21)	344	259	209	443	366
Total non-current liabilities		14,048	10,587	10,489	10,400	11,275
Current liabilities:
Provisions	(27)	2,465	1,858	2,122	2,610	2,713
Current portion of long-term debt and short-term debt	(26)	1,680	1,266	576	1,097	483
Customers’ deposits and advances	(18) & (29)	1,065	803	639	993	1,071
Trade payables and other payables	(18)	5,739	4,325	3,926	4,571	4,514
Current income tax liabilities		182	137	72	185	70
Other current liabilities	(21)	2,249	1,695	1,763	2,293	1,966
Current liabilities before liabilities related to disposal groups held for sale		13,380	10,084	9,098	11,749	10,817
Liabilities related to disposal groups held for sale	(10)	-	-	-	-	-
Total current liabilities		13,380	10,084	9,098	11,749	10,817
Total Equity and Liabilities		33,008	24,876	23,896	27,373	33,794

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.3269 on December 31, 2010.

(2)	Beginning of the earliest comparative period is presented, as requested by IAS 1 § 39 due to the change in presentation described in Note 4.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Notes	2010 (1)		2010	2009	2008
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		U.S.$	(443)	€(334)	€(524)	€(5,215)
Non-controlling interests			56	42	20	42
Adjustments	(30)		703	530	289	5,826
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(30)		316	238	(215)	653
Net change in current assets and liabilities (excluding financing):
¡ Inventories and work in progress	(18)		(502)	(378)	409	(88)
¡ Trade receivables and other receivables	(18)		182	137	892	109
¡ Advances and progress payments	(18)		28	21	12	9
¡ Trade payables and other payables	(18)		220	166	(747)	4
¡ Customers’ deposits and advances	(18)		(12)	(9)	(76)	(64)
¡ Other current assets and liabilities			97	73	(19)	(101)
Cash provided (used) by operating activities before interest and taxes			329	248	256	522
¡ Interest received			64	48	72	157
¡ Interest paid			(405)	(305)	(244)	(349)
¡ Taxes (paid)/received			(155)	(117)	(89)	(123)
Net cash provided (used) by operating activities			(167)	(126)	(5)	207
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets			40	30	25	188
Capital expenditures	(13)&(14)		(918)	(692)	(691)	(901)
Of which impact of capitalization of development costs	(13)		(353)	(266)	(284)	(410)
Decrease (increase) in loans and other non-current financial assets			(36)	(27)	20	26
Cash expenditures for obtaining control of consolidated companies	(30)		-	-	6	(63)
Cash proceeds from losing control of consolidated companies	(30)		123	93	128	-
Cash (expenditure) and proceeds from acquisition or sale of non-consolidated companies or equity affiliates			142	107	1,632	12
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities			1,847	1,392	(1,062)	12
Net cash provided (used) by investing activities			1,198	903	58	(726)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt			390	294	(85)	(24)
Issuance of long-term debt			693	522	1,056	-
Repayment/repurchase of long-term debt			(510)	(384)	(1,214)	(226)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control			(5)	(4)	-	-
Dividends paid			(5)	(4)	(4)	(7)
Net cash provided (used) by financing activities			563	424	(247)	(257)
Cash provided (used) by operating activities of discontinued operations	(10)		-	-	-	-
Cash provided (used) by investing activities of discontinued operations	(10)		-	-	115	21
Cash provided (used) by financing activities of discontinued operations	(10)		-	-	-	-
Net effect of exchange rate changes			348	262	(31)	65
Net Increase (Decrease) In Cash And Cash Equivalents			1,942	1,463	(110)	(690)
Cash and cash equivalents at beginning of period / year			4,746	3,577	3,687	4,377
Cash and cash equivalents at end of period / year (2)			6,688	5,040	3,577	3,687

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S.$1.3269 on December 31, 2010.

(2)	Includes €1,008 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2010 (€718 million as of December 31, 2009 and €678 million as of December 31, 2008). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (3)	Capital stock	Additional paid-in capital	Accumulated deficit
Balance at December 31, 2007 after appropriation	2,259,050,733	4,635	16,543	(7,736)
Changes in equity for 2008
Total comprehensive income (loss) for 2008 (1)				86
Capital increases	600,341	1
Share-based payments			88
Treasury stock	4,697			(3)
Dividends
Appropriation of 2008 net income (loss)				(5,215)
Other adjustments				(6)
Balance at December 31, 2008 after appropriation	2,259,655,771	4,636	16,631	(12,874)
Changes in equity for 2009
Total comprehensive income (loss) for 2009 (1)				(53)
Capital increases	19,057
Share-based payments			58
Treasury stock	65,596			(4)
Equity component of Oceane 2015 issued in 2009, net of tax				128
Dividends
Other adjustments				4
Appropriation of 2009 net income (loss)				(524)
Balance at December 31, 2009 after appropriation	2,259,740,424	4,636	16,689	(13,323)
Changes in equity for 2010
Total comprehensive income (loss) for 2010 (1)
Capital increases	324,730	1
Share-based payments			37
Treasury stock	117,975			(1)
Dividends
Other adjustments				(7)
Balance at December 31, 2010 before appropriation	2,260,183,129	4,637	16,726	(13,331)
Proposed appropriation (2)				(334)
Balance at December 31, 2010 after appropriation	2,260,183,129	4,637	16,726	(13,665)

(1)	See consolidated statements of comprehensive income.

(2)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on May 27, 2011 before being final.

(3)	See Note 23.

CONSOLIDATED FINANCIAL STATEMENTS

(In millions of euros and number of shares)	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2007 after appropriation	397	(1,567)	(1,085)	-	11,187	515	11,702
Changes in equity for 2008
Total comprehensive income (loss) for 2008 (1)	(1,561)	-	55	(5,215)	(6,635)	91	(6,544)
Capital increases					1		1
Share-based payments					88		88
Treasury stock		1			(2)		(2)
Dividends					-	(19)	(19)
Appropriation of 2008 net income (loss)				5,215	-		-
Other adjustments					(6)	4	(2)
Balance at December 31, 2008 after appropriation	(1,164)	(1,566)	(1,030)	-	4,633	591	5,224
Changes in equity for 2009
Total comprehensive income (loss) for 2009 (1)	(556)	-	54	(524)	(1,079)	2	(1,077)
Capital increases					-		-
Share-based payments					58		58
Treasury stock		(1)			(5)		(5)
Equity component of Oceane 2015 issued in 2009, net of tax					128		128
Dividends					-	(5)	(5)
Other adjustments	1				5	(19)	(14)
Appropriation of 2009 net income (loss)				524	-		-
Balance at December 31, 2009 after appropriation	(1,719)	(1,567)	(976)	-	3,740	569	4,309
Changes in equity for 2010
Total comprehensive income (loss) for 2010 (1)	(89)	-	197	(334)	(226)	92	(134)
Capital increases					1		1
Share-based payments					37		37
Treasury stock		1			-		-
Dividends					-	(4)	(4)
Other adjustments					(7)	3	(4)
Balance at December 31, 2010 before appropriation	(1,808)	(1,566)	(779)	(334)	3,545	660	4,205
Proposed appropriation (2)				334	-		-
Balance at December 31, 2010 after appropriation	(1,808)	(1,566)	(779)	-	3,545	660	4,205

(1)	See consolidated statements of comprehensive income.

(2)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on May 27, 2011 before being final.

(3)	See Note 23.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters were situated at 54, rue la Boétie, 75008 Paris, France until May 17, 2010 and are now situated at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

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

On February 9, 2011, Alcatel-Lucent’s Board of Directors authorized for issuance these consolidated financial statements at December 31, 2010. The consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting to be held on May 27, 2011.

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

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias/index_en.htm.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, International Accounting Standards (“IASs”) and accounting interpretations issued by the former International Financial Reporting Interpretations Committee (“IFRIC”), now known as the IFRS Interpretations Committee, or issued by the former Standing Interpretations Committee (“SIC”).

As of December 31, 2010, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

—	IAS 39, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements; and

—

improvements to IFRSs (issued May 2010) (including amendments to IASs 21, 28 and 31 that are mandatory for annual periods beginning on or after July 1, 2009 - the document contains other improvements and amendments that are not mandatory until January 1, 2011).

The above improvements and amendments, which are not yet mandatory in the EU, are either not applicable to the Group or will have no significant impact on Alcatel-Lucent’s financial statements when adopted by the EU.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed are mandatory in the EU as of January 1, 2010, and the Group has adopted

—	amendments to IFRS 2 “Share-based Payment - Group Cash-settled Share-based Payment Transactions” (issued June 2009);

—

a revised IFRS 3 “Business Combinations” and an amended IAS 27 “Consolidated and Separate Financial Statements”, which are applied to business combinations for which the acquisition date is on or after January 1, 2010;

—	amendments to IFRS 5 “Non-Current Assets Held For Sale and Discontinued Operations”;

—	amendment to IFRS 7 “Improving Disclosures about Financial Instruments”;

—	amendment to IAS 39 “Financial Instruments: Recognition and Measurement - Eligible Hedged Items”;

—	IFRIC 12 “Service Concession Arrangements”;

—	IFRIC 15 “Agreements for the Construction of Real Estate”;

—	IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”;

—	IFRIC 17 “Distributions of Non-cash Assets to Owners”; and

—	IFRIC 18 “Transfers of Assets from Customers.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed but are not yet mandatory

The IASB published, and the EU endorsed, the following standards, amendments and interpretations prior to December 31, 2010, which are not yet mandatory and for which the Group did not elect early application:

—	amendment to IAS 32 “Financial Instruments: Presentation - Classification of Rights Issues”.

—	a revised IAS 24 “Related Party Disclosures” (issued November 2009);

—	amendment to IFRIC 14 “IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interactions - Prepayments of a Minimum Funding Requirement” (issued November 2009); and

—	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (issued November 2009).

These amendments, revised standard and interpretation are not anticipated to have a material impact on our future consolidated financial statements.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Published IASB financial reporting standards, amendments and interpretations published that are not mandatory and that the EU has not endorsed

The IASB published the following standard, amendments and improvements prior to December 31, 2010 that are not mandatory:

—

improvements to IFRSs (issued May 2010) (only for those improvements and amendments that are mandatory from January 1, 2011- [the document contains other amendments that were mandatory for annual periods beginning on or after July 1, 2009]);

—	IFRS 9 “Financial Instruments: Classification and Measurement” (issued November 2009);

—	amendment to IFRS 7 “Disclosures - Transfers of Financial Assets” (issued October 2010);

—	amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adoption” (issued December 2010); and

—	amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010).

The accounting policies and measurement principles adopted for the consolidated financial statements as of and for the year ended December 31, 2010 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2009, except for the change in accounting for business combinations and non-controlling interests disclosed below.

Business combinations after January 1, 2010 (IFRS 3 revised and IAS 27 amended): compared to accounting for business combinations completed before January 1, 2010, the principal changes are:

—

for each business combination, the acquirer measures any non-controlling interest held by a third party in any subsidiary of the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. Previously, only the latter was permitted; and

—

the transitional provisions of revised IFRS 3 concerning income taxes could have a material impact on our future consolidated financial statements, because deferred tax assets recognized for the first time after the end of the business combination’s measurement period will be recognized in the income statement and no longer adjusted against goodwill, contrary to the accounting treatment prescribed in previous IFRS 3 (see Note 1n of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F). In this respect, significant unrecognized income tax loss carry-forwards that relate to Lucent Technologies could materially impact the Group’s consolidated income statement in a positive way, if, in compliance with IAS 12 “Income Taxes”, the Group is able to recognize deferred tax assets in the future corresponding to these tax losses;

—	the acquirer is no longer permitted to recognize contingencies acquired in a business combination that are not present obligations of the acquiree at the date of the business combination;

—

costs the acquirer incurs in connection with a business combination must be accounted for separately from the business combination, which usually means that they are recognized as expenses (rather than included in goodwill);

—

consideration transferred by the acquirer, including contingent consideration, is measured and recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as liabilities are recognized in accordance with IAS 39, IAS 37 or other IFRSs, as appropriate (rather than by adjusting goodwill); and

—

an acquirer must remeasure any equity interest it holds in the acquiree immediately before achieving control at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

Non-controlling interests after January 1, 2010: compared to accounting for non-controlling interests before January 1, 2010, the principal changes are:

—	changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity; and

—

when Alcatel-Lucent loses control of a subsidiary, the assets and liabilities and related equity components of the former subsidiary are derecognized. Any gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

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

In accordance with SIC 12 “Consolidation - Special Purpose Entities”, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

Business combinations after January 1, 2010 (IFRS 3 revised and IAS 27 amended): compared to accounting for business combinations that the Group completed before January 1, 2010, the principal changes are:

—

for each business combination, the acquirer measures any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. Previously, only the latter was permitted;

—

the transitional provisions of revised IFRS 3 concerning income taxes could have a material impact on our future consolidated financial statements, because deferred tax assets recognized for the first time after the end of the business combination’s measurement period will be recognized in the income statement and no longer adjusted against goodwill, contrary to the accounting treatment prescribed in previous IFRS 3 (see Note 1n of the 2009 consolidated financial statements filed as part of the Group’s 2009 20-F). In this respect, significant unrecognized income tax loss carry-forwards that relate to Lucent Technologies could materially impact the Group’s consolidated income statement in a positive way, if, in compliance with IAS 12 “Income Taxes”, the Group is able to recognize deferred tax assets in the future corresponding to these tax losses;

—	the acquirer is no longer permitted to recognize contingencies acquired in a business combination that is not a present obligation of the acquiree at the date of the business combination;

—

costs the acquirer incurs in connection with a business combination must be accounted for separately from the business combination, which usually means that they are recognized as expenses (rather than included in goodwill);

—

consideration transferred by the acquirer, including contingent consideration, is measured and recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as liabilities are recognized in accordance with IAS 39, IAS 37 or other IFRSs, as appropriate (rather than by adjusting goodwill); and

—

an acquirer must remeasure any equity interest it holds in the acquiree immediately before achieving control at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

Non-controlling interests after January 1, 2010: compared to accounting for non-controlling interests before January 1, 2010, the principal changes are:

—	changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity; and

—	when Alcatel-Lucent loses control of a subsidiary, the assets and liabilities and related equity components of the former subsidiary are derecognized. Any gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

d/ Translation of financial statements denominated in foreign currencies

The statements of financial position of consolidated entities having a functional currency different from euro are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date), and the income statements, statements of comprehensive income and statement of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Cumulative translation adjustments”.

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

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a subsidiary whose functional currency is not the euro are reported as translation adjustments in equity under the caption “Cumulative translation adjustments” until the disposal of the investment. Refer to Note 1d above for information on the recognition of translation adjustments at the IFRS transition date.

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

The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for as follows:

—

for derivatives treated as cash flow hedges, changes in their fair value are accounted for in shareholders’ equity and then transferred from equity to the income statement (cost of sales) when the hedged revenue is accounted for. The ineffective portion is recorded in “other financial income (loss)”; and

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

—

for derivatives treated as fair value hedges, changes in their fair value are recorded in the income statement where they offset the changes in fair value of the hedged asset, liability or firm commitment.

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

In accordance with IAS 38 “Intangible Assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

—	development costs, which are capitalized as an intangible asset when the following criteria are met:

-	the project is clearly defined, and the costs are separately identified and reliably measured;

-	the technical feasibility of the project is demonstrated;

-	the ability to use or sell the products created during the project;

-	the intention exists to finish the project and use or sell the products created during the project;

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

Specifically for software, useful life is determined as follows:

-	in case of internal use: over its probable service lifetime; and

-	in case of external use: according to prospects for sale, rental or other forms of distribution.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

Goodwill

Goodwill is tested for impairment at least annually. This is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s Business Divisions (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) and the Group Business Division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure,

Business Divisions are one level below the three operating segments (Networks, Applications and Services). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

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

When the reporting structure is reorganized in a way that changes the composition of one or more Business Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying Business Divisions have changed. Such reallocations were made on January 1, 2009 using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, being primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization is taken into account within cost of sales, research and development costs (acquired technology, In-process research and development (“IPR&D”), etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (refer to Note 1p). IPR&D amortization begins once technical feasibility is reached. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

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

Depreciation and impairment losses are accounted for in the income statement under cost of sales, research and development costs or administrative and selling expenses, depending on the nature of the asset or in restructuring costs if they occur as part of a restructuring plan or in a specific line item if very material (see Note 1p).

In addition, capital gains/losses from disposals of property, plant and equipment are accounted for in the corresponding cost line items in the income statement depending on the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses, research and development costs or restructuring costs).

h/ Non-consolidated investments and other non-current financial assets

In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities on an active market is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in shareholders’ equity. When objective evidence of impairment of a financial asset exists (for instance, a significant or prolonged decline in the value of an asset), an irreversible impairment loss is recorded. This loss can only be released upon the sale of the securities concerned.

Loans are measured at amortized cost and are subject to impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying amount and recoverable value is recognized in the income statement and can be reversed if recoverable value rises in the future.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision is made. Provisions for defined benefit plans and other long-term employee benefits are determined as follows:

—

using the Projected Unit Credit Method (with projected final salary), each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to calculate the final obligation. Actuarial assumptions such as mortality rates, rates of employee turnover and projection of future salary levels are used to calculate the obligation.

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

The Group has elected the option provided for in IAS 19 “Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures” (paragraphs 93A to 93D) that allows for the immediate recognition of actuarial gains and losses and any adjustments arising from asset ceiling limitations, net of deferred tax effects, outside of the income statement in the statement of comprehensive income.

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

m/ Financial debt - compound financial instruments

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

For instruments issued by historical Alcatel, the financial liability component was valued on the issuance date at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component. The portion included in equity on the issuance date was equal to the difference between the debt issue amount and the financial liability component.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

—	existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal;

—	forecasts of future tax results;

—	the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future;

—	historical data concerning recent years’ tax results, and

—	if required, tax planning strategy, such as the planned disposal of undervalued assets.

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

If the potential benefit of the acquiree’s income tax loss carry-forwards or other deferred tax assets do not satisfy the criteria in IFRS 3 Revised for separate recognition when a business combination is initially accounted for, but are subsequently realized, the acquirer will recognize the resulting deferred tax income in profit or loss. If any deferred tax assets related to the business combination with Lucent are recognized in future financial statements of the combined company, the impact will be accounted for in the income statement (for the tax losses not yet recognized related to both historical Alcatel and Lucent entities).

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

Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings are determined on a contract-by-contract basis. If the amount is positive, it is disclosed in Note 18 as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is disclosed in Note 18 as a liability under “amount due to customers on construction contracts”.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

p/ Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments

Alcatel-Lucent has considered it relevant to the understanding of the Group’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

This subtotal, named “Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

Those elements can be divided in two categories:

—

elements that are both very infrequent and material, such as a major impairment of an asset, a disposal of investments, the settlement of litigation having a material impact or a major amendment of a pension or other post-retirement plan; and

—

elements that are by nature unpredictable in their amount and/or in their frequency, if they are material. Alcatel-Lucent considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to another. For example, restructuring charges have shown significant changes from one period to another.

Income (loss) from operating activities includes gross profit, administrative and selling expenses and research and development costs (see Note 1f) and, in particular, pension costs (except for the financial component, see Note 1k), employee profit sharing, valuation allowances on receivables (including the two categories of vendor financing as described in Note 1v) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

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

Finance costs include interest charges relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE and other convertible bonds, other long-term debt (including finance lease obligations) and interest income on all cash and similar items (cash, cash equivalents and marketable securities) and the changes in fair values of marketable securities accounted for at fair value through the income statement.

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

Most of the Group’s activities in the various business segments have long-term operating cycles, and, as a result, current assets and current liabilities include certain elements that are due after one year.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

u/ Marketable securities

Marketable securities are listed market funds with original maturities exceeding three months and/or with underlying assets such as listed shares. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, marketable securities are valued at their fair value. No securities are classified as “held-to-maturity”. For securities designated as financial assets at fair value through profit or loss, changes in fair value are recorded in the income statement (in finance costs). For available-for-sale securities, changes in fair value are recorded in equity, or in the income statement (other financial income (loss)), if there is objective evidence of a more than temporary decline in the fair value, or in connection with a disposal of such securities.

v/ Customer financing

The Group undertakes two types of customer financing:

—	financing relating to the operating cycle and directly linked to actual contracts; and

—	longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

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

NOTE 2    PRINCIPAL UNCERTAINTIES REGARDING THE USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group make a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of

December 31, 2010. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Valuation allowance for inventories and work in progress on construction contracts	(436)	(500)	(654)

	2010	2009	2008
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(113)	(139)	(285)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is below the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results.

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Accumulated impairment losses on customer receivables	(153)	(168)	(207)

	2010	2009	2008
Impact of impairment losses in income (loss) before income tax and discontinued operations	(14)	(23)	(17)

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Capitalized development costs, net	569	558	578

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

An impairment loss of €135 million was accounted for in the fourth quarter of 2008 mainly related to a change in our WiMAX strategy, by focusing on supporting fixed and nomadic broadband access applications for providers). This impairment loss is presented in the line item “Impairment of assets” in the income statement.

During the fourth quarter of 2009, following the Group’s decision to cease any new WiMAX development on the existing hardware platform and software release, restructuring costs of €44 million were reserved.

Other intangible assets and Goodwill

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Goodwill, net	4,370	4,168	4,215
Intangible assets, net (1)	2,056	2,214	2,567
Total	6,426	6,382	6,782

(1)	Including capitalized development costs.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired).

No impairment loss on goodwill was accounted for during 2010 or 2009.

Impairment losses of €4,545 million were accounted for in 2008 mainly related to the CDMA (€2,533 million), Optics (€1,019 million), Multicore (€300 million), and Applications (€339 million) business divisions, each of which were considered to be groups of Cash Generating Units (“CGUs”) in 2008. CGUs are the level at which impairment tests of goodwill are performed (see Notes 7, 12 and 13).

The carrying value of each group of Cash Generating Units (which we consider to be each Product Division) is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each Product Division is calculated using a five year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

—	five year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

—

five year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - ”EBITDA”) to measure discounted residual value.

The recoverable values of our goodwill and intangible assets, as determined for the impairment tests the Group performed in the second quarter of 2010, are based on key assumptions that could have a significant impact on the consolidated financial statements. Some of these key assumptions are:

—	discount rate;

—	a nominal growth (defined as between 0% and 5%) for the telecommunications equipment and related services market in 2010; and

—	projected cash-flows which are based on a positive segment operating income (as defined in Note 5) for 2010 and 2011.

The discount rates used for the annual impairment tests of 2010, 2009 and 2008 were the Group’s weighted average cost of capital (“WACC”) of 10%, 11% and 10% respectively. For the additional impairment test performed during the fourth quarter of 2008, the rate used was 12%. The discount rates used for both the annual and additional impairment tests are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2010 recoverable value of goodwill and intangible assets by €792 million and

€894 million, respectively. An increase of 0.5% in the discount rate would not have led to account for any impairment loss as of December 31, 2010.

As indicated in Note 1g, in addition to the annual goodwill impairment tests that occur during the second quarter of each year, impairment tests are carried out if Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Due to the continous change in the economic environment and the volatile behaviour of financial markets, the Group assessed whether as of December 31, 2010 there was any indication that any Product Division goodwill may be impaired at that date. The Group concluded that there were no triggering events that would justify performing an additional impairment test as of December 31, 2010.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is lower than their recoverable value, which could lead to recording an impairment loss (recoverable value is the higher of value in use and fair value less costs to sell). Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and could lead to a revision of recorded impairment losses.

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2010 (no impairment loss in 2009 and €39 million in 2008).

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

(In millions of euros) Product sales reserves	December 31, 2010	December 31, 2009	December 31, 2008
Related to construction contracts (1)	97	114	186
Related to other contracts	482	482	575
Total	579	596	761

(1)	See Notes 4, 18 and 27.

For more information on the impact on the 2010 net result of the change of these provisions, refer to Note 27.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	December 31, 2010	December 31, 2009	December 31, 2008
Related to the United States	277 (3)	206 (1)	339 (1)(2)
Related to France	436 (3)	451 (1)	339 (1)(2)
Related to other tax jurisdictions	235	179	174
Total	948	836	852

(1)	Following the performance of the 2009 and 2008 annual goodwill impairment tests, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008.

(2)	Following the performance of an additional impairment test of goodwill during the fourth quarter of 2008, a reassessment of deferred taxes resulted in the reduction of deferred tax assets recorded in the United States and in France compared to the situation as of December 31, 2007.

(3)	Following the performance of the 2010 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2010, resulted in increasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2009.

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

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2010 are €691 million (€751 million as of December 31, 2009 and €957 million as of December 31, 2008).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement since January 1, 2010 (see Note 1 Business combination after January 1, 2010).

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

Weighted average rates used to determine the pension and post-retirement expense	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Weighted average expected rates of return on pension and post-retirement plan assets	6.57%	6.69%	7.04%
Weighted average discount rates used to determine the pension and post-retirement expense	5.04%	5.84%	6.44%

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €319 million increase in pre-tax income during 2010 (€150 million increase in 2009 and €246 million increase in 2008). Included in the €319 million increase in 2010 (€150 million in 2009 and €246 million in 2008) was €30 million (€253 million in 2009 and €65 million in 2008) booked as a result of the changes to management retiree pension and healthcare benefit plans described in Note 25f.

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2010 net pension and post-retirement result by approximately €(59) million and €67 million, respectively.

Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans is determined based on recommendations from our external investment advisor and our own historical returns experience. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The 2010 fourth quarter expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans is based on September 30, 2010 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans is based on the fair values of plan assets at December 31, 2009.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2010 net pension and post-retirement result by approximately €135 million.

For its U.S. plans, Alcatel-Lucent recognized a US$43 million (€32 million) increase in the net pension credit during the fourth quarter of 2010, which is accounted for in “other financial income (loss)”. This increase corresponds to an increase in the expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the increase in plan asset fair values and a lower interest cost due to a decrease in discount rates. During the first quarter of 2011, Alcatel-Lucent expects a US$32 million (€24 million) decrease in the net pension credit for its U.S. plans to be accounted for in “other financial income (loss)”. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for Alcatel-Lucent’s U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of Alcatel-Lucent’s U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuary’s recommendations.

Participation assumptions

Alcatel-Lucent’s U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

The mortality assumption for Alcatel-Lucent’s U.S. plans is based on actual recent experience of the participants in our management pension plan and our U.S. Occupational pension plans. For the 2009 year-end valuation, the mortality assumptions were updated again based on the actual experience of the two plans. We looked at the experience for the years of 2004 through 2008. As was the case previously, there was insufficient experience to develop assumptions for active employees and former employees who have delayed commencing their pension benefits, so we used the RP 2000 mortality table projected up to year 2009.

Plan assets investment

At its meeting on July 29, 2009, the Board of Directors approved the following modifications to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) were to remain unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. These changes were intended to have the assets more closely match the underlying liabilities generated by the plans. The reduction in equity investments in favor of fixed income securities was achieved immediately. The implementation of the asset allocation approved on July 29, 2009 was completed as of January 1, 2010. We believe that these changes should lead to a slight decrease in long-term returns from financial assets as the reduction in equity was largely compensated for by the increased expected return due to the reallocation within the fixed income portfolio. The impact of these changes has been reflected in our expected return assumptions for year 2010.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2010 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of December 31, 2010, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €230 million.

2010 U.S. health care legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law. On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under the new legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax-free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge to the consolidated income statement and a €6 million profit to the consolidated statement of comprehensive income (refer to Note 9). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in the consolidated statement of comprehensive income as an actuarial loss (see Note 25). One additional provision of the new health care law pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by the actuary to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

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

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For formerly union-represented retirees, we expect to fund our current retiree healthcare obligation with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits. We may select among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers. The assumptions to be used for the January 1, 2010 and the January 1, 2011 valuations have not yet been chosen. Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2011 census data will not be final until late in the third quarter of 2011. Prior to the Pension Protection Act of 2006 (or the PPA), Section 420 of the U.S. Internal Revenue Code allowed for a Section 420 Transfer in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% of the retiree population, during the five year period. The PPA, as amended by the U.S. Troop readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using variations of the available methods, we estimate that as of December 31, 2010, the excess of assets above 120% of the plan obligations is between US$2.6 billion (€1.9 billion) and US$2.8 billion (€2.1 billion), and the excess above 125% of plan obligations is between US$2.1 billion (€1.5 billion) and US$2.4 billion (€1.8 billion). However, deterioration in the funded status of the U.S. Occupational pension plan could negatively impact our ability to make future Section 420 Transfers.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1o are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

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

As prescribed by IFRS 3 (revised), if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a twelve-month period to complete the purchase price allocation. Any adjustment of the carrying amount of an identifiable asset or liability made as a result of completing the initial accounting is accounted for as if its fair value at the acquisition date had been recognized from that date. Detailed adjustments accounted for in the allocation period are disclosed in Note 3.

Once the initial accounting of a business combination is complete, only errors may be corrected.

j/ Accounting treatment of convertible bonds with optional redemption periods/dates before contractual maturity

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 24. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1m. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in Notes 8, 24 and 26, such a change in estimates occurred during the second quarter of 2009 regarding Lucent’s 2.875% Series A convertible debentures. Therefore, at June 30, 2009, due to the likelihood that the holders of the 2.875% Series A convertible debentures would request redemption on June 15, 2010, the carrying amount of the Lucent 2.875% Series A convertible debentures was adjusted to equal the nominal value of the debentures. However, some of the holders of the Series A convertible debentures did not request redemptions as of June 15, 2010. As a result, at June 30, 2010, since we could not estimate reliably the future cash flows and the expected life of the remaining outstanding debentures because the next optional redemption date (i.e. June 15, 2015) is too far in the future, we reapplied the initial accounting treatment and adjusted the carrying amount of the remaining outstanding Series A convertible debentures using their contractual cash flows up to their contractual maturity date (i.e. June 15, 2023). A profit corresponding to the difference between the outstanding nominal value and the present value of the cash flows up to the contractual maturity date was recognized in “Other financial income (loss)” during the second quarter of 2010. Further changes in estimates in respect of the Series A convertible debentures may occur in the future, in which case the carrying amount of the debentures could be further adjusted.

Similar changes in estimates could occur in the future for all of our convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1m, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Notes 24 and 26.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3, NOTE 4

k/ Insured damages

In 2008, Alcatel-Lucent experienced a fire in a newly-built factory containing new machinery. Non-recoverable assets having a net book value of €4 million were written off as of September 30, 2008, representing an equivalent negative impact on cost of sales in 2008. The cost of the physical damage and business interruption were insured and gave right to an indemnity claim, the amount of which was definitively settled as of September 30, 2009. Alcatel-Lucent received €33 million on its business interruption insurance, which was accounted for in other revenues during 2009, when the cash was received.

In December 2009, the roof and technical floor of Alcatel-Lucent Spain’s headquarters in Madrid partially collapsed for unknown reasons. Alcatel-Lucent Spain rents this building and the lease is accounted for as an operating lease. The damaged assets were derecognized as of December 31, 2009 with a negative impact of €1 million on income (loss) from operating activities. All costs related to this incident (damaged assets, displacement and relocation costs, etc.) are insured subject to a €15 million deductible. Displacement and relocation costs below this threshold were accounted for as incurred in 2010. These costs represented a negative impact of €1 million on income (loss) from operating activities during the year 2010. The arbitration related to the lease agreement and its consequences on the 2010 consolidated financial statements are described in Note 34e.

NOTE 3    CHANGES IN CONSOLIDATED COMPANIES

The main changes in consolidated companies for 2010 were as follows:

—

on October 20, 2010 Pace plc, a technology developer for the global payTV market, announced the completion of the acquisition of stock of 2Wire previously owned by a consortium including Alcatel-Lucent, AT&T, Telmex and Oak Investments Partners. Our 26.7% shareholding in 2Wire was previously accounted for under the equity method as disclosed in Note 16. The disposal of these shares in the fourth quarter 2010 resulted in a capital gain of €33 million before tax included in our financial result (see Note 8); and

—

on November 3, 2010, Alcatel-Lucent announced its intention to sell its Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG, a world leader in the vacuum industry. The sale was completed in December 2010 and the preliminary cash proceeds received were €197 million (of which €112 million pertained to the disposal of the shares in consolidated and non-consolidated entities and €85 million pertained to the repayment of debt of these entities). A capital gain of €72 million is reflected in the income statement in the line item “Gain/(loss) on disposal of consolidated entities” (€65 million) and in the financial result for €7 million (capital gain and impairment of financial assets related to the non-consolidated entities). This amount is subject to a purchase price adjustment to be determined in 2011. The impact on the net result after tax of this disposal is €45 million.

The main changes in consolidated companies for 2009 were as follows:

—

on November 23, 2009, Alcatel-Lucent announced an agreement to sell its electrical fractional horsepower motors and drives activities, Dunkermotoren GmbH, to Triton, a leading European private equity firm, for an enterprise value of €145 million. The sale was completed on December 31, 2009 and the cash received was €128 million. The 2009 net capital gain of €99 million is presented in the line item “Gain/(loss) on disposal of consolidated entities” in the income statement. The initial purchase price was subject to a purchase price adjustment that occurred in the first six months of 2010 for an amount of €(3) million;

—

on April 30, 2009, Bharti Airtel and Alcatel-Lucent announced the formation of a joint venture to manage Bharti Airtel’s pan-India broadband and telephone services and help Airtel’s transition to next generation network across India. A new legal entity was formed which was fully consolidated by Alcatel-Lucent from September 30, 2009 onwards;

—

the sale of our 20.8% stake in Thales was completed during the second quarter of 2009 with a capital gain of €255 million accounted for in “other financial income (loss)”. This capital gain takes into account €191 million corresponding to the remaining part of the capital gain that was accounted for in connection with the contribution of our railway signaling business and our integration and services activities for mission-critical systems sold in 2007, and which was eliminated as an intra-group transaction; and

—

the purchase price of €670 million paid to the Group by Thales for the disposal of the space business completed in 2007 was subject to adjustment in 2009. As a result, Thales was required to pay to the Group an additional €130 million (before fees), which was accounted for in “income from discontinued operations” and €118 million was received during the second quarter of 2009.

The main changes in consolidated companies for 2008 were as follows:

—

on December 19, 2008, Alcatel-Lucent and Dassault Aviation announced that they had signed the definitive agreement to sell Alcatel-Lucent’s shares in Thales (41,262,481 shares) at a price of €38 per share, representing a total value of €1.57 billion;

—

on May 12, 2008, Alcatel-Lucent and Reliance Communications announced the formation of a global joint venture to offer managed network services to telecom operators. The first project of this joint venture is to provide managed services for Reliance Communications CDMA and GSM networks in India. Alcatel-Lucent controls the operations of the joint venture and fully consolidates it; and

—

on June 17, 2008, Alcatel-Lucent announced that it had entered into a definitive agreement to acquire Motive, Inc, a leading provider of service management software for broadband and mobile data services, through a cash tender offer for all outstanding Motive shares at a price of US$2.23 per share, representing a value of approximately US$67.8 million. Based upon the preliminary purchase price allocation, goodwill for this acquisition amounted to €58 million as of December 31, 2008.

NOTE 4    CHANGE IN ACCOUNTING POLICY AND PRESENTATION

a/ Change in accounting policy

2010

No change in accounting policy occurred in 2010.

2009

No change in accounting policy occurred in 2009.

2008

First application of IFRIC 14 (Interpretation of IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

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

The application of this new interpretation had a negative impact on our shareholders’ equity as of December 31, 2008 of (€91) million, (€45) million as of December 31, 2007 and (€82) million as of December 31, 2006 in connection with our pension plans in the United Kingdom.

b/ Change in presentation

2010

Since the Group’s adoption of IFRSs in 2004 for construction contracts, costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings were determined quarterly on a contract-by-contract basis. If the amount was positive, it was included in the statement of financial position as an asset under “amount due from customers on construction contracts”. If the amount was negative, it was included as a liability under “amount due to customers on construction contracts”. This presentation was based on our understanding of the requirements of IAS 11.

In practice, however, disclosure of these amounts in the statement of financial position is not common. Instead, the information is commonly disclosed in the notes to the financial statements. For this reason, the Group has decided to no longer present in the statement of financial position the asset and liability for amounts due from, and amounts due to, customers on construction contracts, respectively. Instead, the information will be disclosed as a note in our annual consolidated financial statements. Inventories and work in progress-net, trade receivables and other receivables-net, product sales reserves and, occasionally, customers’ deposits and advances are items in the statement of financial position that will be impacted by the new presentation. Notes 18 and 27 to these financial statements show how the amounts due to/due from customers on construction contracts as of December 31, 2009, December 31, 2008 and January 1, 2008 have been reclassified to the aforesaid captions, to be comparable with the new presentation at December 31, 2010.

No material change in presentation occurred in 2009 or 2008.

NOTE 5    INFORMATION BY OPERATING SEGMENT AND BY GEOGRAPHICAL SEGMENT

In accordance with IFRS 8 “Operating Segments”, information by operating segment comes from the business organization and activities of Alcatel-Lucent.

Effective January 1, 2010, Alcatel-Lucent modified its 2009 business organization, which then comprised four operating segments (also called business segments) – Carrier, Applications Software, Enterprise and Services, by creating three operating segments.

The tables below present information for the three operating segments described hereunder, and reflect therefore the new organization as of January 1, 2010.

The information reported for each of our three operating segments is the same as that presented to the Chief Operating Decision Maker (i.e. the Chief Executive Officer). Such information is used to make decisions on resource allocation and to assess performance. As of January 1, 2010, the three operating segments are:

—	Applications: this develops and maintains software products for our applications business and consists of a Network applications and an Enterprise applications business ;

—

Networks: this includes four main businesses - IP, Optics, Wireless and Wireline - that provide end-to-end networks and individual network elements that meet the strategic communications needs of fixed, mobile and converged service providers. The Networks segment also includes another smaller business, Radio Frequency Systems, which is part of our Wireless business; and

—	Services: this segment designs, integrates, manages and maintains networks worldwide.

The former Enterprise segment no longer exists as a separate segment. Its voice and data businesses were moved to Applications, while a portion of its Industrial Components business (electrical fractional horsepower motors and drives activities) was sold to Triton in 2009 (refer to Note 3) and the remaining Industrial Components business is now included in a segment that we call “Other”.

Segment information for the prior periods has been re-presented to conform to the current period presentation, to reflect the new organization effective January 1, 2010.

The information by operating segment follows the same accounting policies as those used and described in these consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

a/ Information by operating segment

(In millions of euros) 2010	Networks	Applications	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	9,603	1,917	3,733	15,253	743	15,996
Revenues from transactions with other operating segments	40	62	10	112	(112)	-
Revenues from operating segments	9,643	1,979	3,743	15,365	631	15,996
Segment operating income (loss)	187	18	95	300	(12)	288
Amounts included in the segment operating income (loss):
• depreciation and amortization	(509)	(105)	(72)	(686)	(21)	(707)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-
Segment assets (1)	6,127	731	1,745	8,603	798	9,401

(In millions of euros) 2009 (re-presented)	Networks	Applications	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	9,047	1,864	3,537	14,448	709	15,157
Revenues from transactions with other operating segments	29	50	32	111	(111)	-
Revenues from operating segments	9,076	1,914	3,569	14,559	598	15,157
Segment operating income (loss)	(297)	(5)	203	(99)	43	(56)
Amounts included in the segment operating income (loss):
• depreciation and amortization	(444)	(89)	(40)	(573)	(127)	(700)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-
Segment assets (1)	5,753	675	1,585	8,013	975	8,988

(In millions of euros) 2008 (re-presented)	Networks	Applications	Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	10,957	1,893	3,339	16,189	795	16,984
Revenues from transactions with other operating segments	22	34	14	70	(70)	-
Revenues from operating segments	10,979	1,927	3,353	16,259	725	16,984
Segment operating income (loss)	251	5	234	490	(24)	466
Amounts included in the segment operating income (loss):
• depreciation and amortization	(495)	(116)	(46)	(657)	(62)	(719)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-
Segment assets (1)	7,500	844	1,579	9,923	1,177	11,100

(1)	Assets included in segment assets consist of intangible assets, property, plant and equipment and assets included in operating working capital (comprised of inventory and work in progress, customer receivables and advances and progress payments). See Note 18. The amounts reported as segment assets include the purchase price allocation (“PPA”) entries related to the Lucent business combination.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

b/ Reconciliation to consolidated financial statements

(In millions of euros)	2010	2009	2008
Revenues from reportable segments	15,365	14,559	16,259
Revenues from Other segment	743	709	795
Intersegment eliminations	(112)	(111)	(70)
Total Group revenues	15,996	15,157	16,984
Reportable segments operating income (loss)	300	(99)	490
Operating income (loss) from Other segment and unallocated amounts (1)	(12)	43	(24)
Segment operating income (loss)	288	(56)	466
PPA (2) adjustments (excluding restructuring costs and impairment of assets)	(286)	(269)	(522) (3)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	2	(325)	(56)
Restructuring costs	(375)	(605)	(562)
Litigations	(28)	(109)	-
Impairment of assets	-	-	(4,725)
Gain/(loss) on disposal of consolidated entities	62	99	(7)
Post-retirement benefit plan amendments	30	248	47
Income (loss) from operating activities	(309)	(692)	(5,303)

(1)	Including €37 million of share-based payments that are not allocated to reportable segments in 2010 (€58 million in 2009 and €85 million in 2008).

(2)	PPA: purchase price allocation entries related to the Lucent business combination.

(3)	Including €27 million of patents at net book value that were sold during the first quarter 2008. The net book value is based on fair value resulting from the purchase price allocation of the Lucent business combination. The capital gain on the disposal of patents included in the reportable segment operating income was €61 million in 2008, of which €27 million occurred in the fourth quarter 2008.

c/ Products and Services revenues

The following table sets forth revenues and other income by product and service for the years ended December 31:

(In millions of euros)	2010	2009	2008
IP products	1,455	1,155	1,207
Optics products	2,617	2,835	3,195
Wireline products	1,534	1,591	2,179
Wireless products (including RFS)	3,997	3,466	4,376
Applications	1,917	1,864	1,893
Services	3,733	3,537	3,339
Other	743	709	795
Total	15,996	15,157	16,984

d/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	Asia Pacific	U.S.A.	Other Americas	Rest of world	Consolidated
2010
Revenuesby customer location	1,376	3,032	673	2,928	5,291	1,404	1,292	15,996
Non-current assets (1)	549	262	37	316	2,115	69	19	3,367
2009
Revenuesby customer location	1,533	3,039	631	2,978	4,369	1,185	1,422	15,157
Non-current assets (1)	500	338	28	262	2,222	98	26	3,474
2008
Revenuesby customer location	1,419	3,537	944	3,192	4,812	1,538	1,542	16,984
Non-current assets (1)	472	401	34	268	2,624	106	13	3,918

(1)	Represents intangible and tangible assets.

e/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In 2010, AT&T and Verizon represented respectively 11% and 11% of our revenues. No single customer represented more than 10% of our total revenues either in 2009 or 2008.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6, NOTE 7

NOTE 6     REVENUES

(In millions of euros)	2010	2009	2008
Construction contract revenues	2,763	3,551	3,273
Other product revenues	9,307	7,724	10,086
Other service revenues	3,579	3,437	3,200
License revenues	136	178	235
Rental income and other income (1)	211	267	190
Total	15,996	15,157	16,984

(1)	Of which in 2010 €93 million related to R&D tax credits (mainly in France) (€93 million in 2009 and €84 million in 2008). 2008 other revenues also include €34 million corresponding to a partial settlement with Microsoft (see Note 34).

NOTE 7    IMPAIRMENT LOSSES RECOGNIZED IN THE INCOME STATEMENT

(In millions of euros) 2010	Networks	Applications	Services	Other	Total Group
Impairment losses on goodwill	-	-	-	-	-
Impairment losses on capitalized development costs (1)	(3)	-	-	-	(3)
Impairment losses on other intangible assets	(4)	(2)	-	-	(6)
Impairment losses on property, plant and equipment	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	(1)	(1)
Impairment losses on financial assets (3)	-	(4)	-	(13)	(17)
Total - Net	(7)	(6)	-	(14)	(27)
of which reversal of impairment loss	-	-	-	-	-

(In millions of euros) 2009	Networks	Applications	Services	Other	Total Group
Impairment losses on goodwill	-	-	-	-	-
Impairment losses on capitalized development costs (1)	(4)	(16)	-	-	(20)
Impairment losses on other intangible assets	-	-	-	-	-
Impairment losses on property, plant and equipment	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (3)	-	-	-	(1)	(1)
Total - Net	(4)	(16)	-	(1)	(21)
of which reversal of impairment loss	-	-	-	1	1

(In millions of euros) 2008	Networks	Applications	Services	Other	Total Group
Impairment losses on goodwill	(3,272)	-	-	-	(3,272)
Impairment losses on capitalized development costs (1)(2)	(135)	-	-		(135)
Impairment losses on other intangible assets	(1,276)	-	-		(1,276)
Impairment losses on property, plant and equipment	(39)	-	-	-	(39)
Impairment losses on shares in equity affiliates	-	-	-	(1)	(1)
Impairment losses on financial assets (3)	(11)	-	-	(3)	(14)
Total - Net (4)	(4,733)	-	-	(4)	(4,737)
of which reversal of impairment loss	3	-	-	2	5

(1)	Refer to Note 2c and Note 13.

(2)	Mainly related to the WiMAX technology following the decision announced on December 12, 2008 to limit our WiMAX efforts to supporting fixed and nomadic broadband access applications and to stop the WiMAX full Mobility developments. These impairment losses are presented on a specific line item of the income statement “Impairment of assets”.

(3)	Refer to Note 17.

(4)	Of which €(4,725) million is accounted for in a specific line item (“impairment of assets”) in the income statement and the remainder is accounted for in Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8

NOTE 8    FINANCIAL INCOME (LOSS)

(In millions of euros)	2010	2009	2008
Interest at effective interest rate	(379)	(334)	(379)
Interest on interest rate derivatives - hedging	18	13	(10)
Interest on interest rate derivatives - trading	0	1	1
Interest received on cash and marketable securities	57	66	176
Finance costs	(304)	(254)	(212)
Dividends	1	3	4
Provisions for financial risks	-	-	2
Impairment of financial assets	(17)	(1)	(3)
Net exchange gain (loss)	(45)	-	18
Of which:
• ineffective portion of hedge when hedge accounting is applied	2	2	13
• non-hedged transactions and non-application of hedge accounting	(47)	(7)	(1)
• trading	-	5	6
Financial component of pension and post-retirement benefit costs (1)	339	105	349
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (2)	82	295	26
Other (3)	(4)	(153)	(30)
Other financial income (loss)	356	249	366
Total financial income (loss)	52	(5)	154

(1)	Change between 2010, 2009 and 2008 is mainly related to Lucent pension credit (refer to Note 25).

(2)	Of which for 2010: a capital gain of €33 million related to the disposal of 2Wire shares in October 2010 and a capital gain of €10 million related to the disposal of non-consolidated entities’ shares in the Vacuum pump solutions and instruments business in December 2010. Of which in 2009: a capital gain of €250 million related to the disposal of Thales shares in May 2009.

(3)	2010: of which a loss of €1 million in the first quarter of 2010 related to the partial repurchase of Lucent’s 2.875% Series A convertible bonds (see Note 26c) and a profit of €24 million in the second quarter of 2010 related to resuming the initial accounting treatment in respect of the outstanding Lucent 2.875 % Series A convertible debentures (see Notes 24 and 26c).

2009: of which a gain of €50 million in the first quarter of 2009 related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 (see Note 26c). In the second quarter 2009, a loss of €175 million related to a change of estimated future cash flows related to Lucent’s 2.875 % Series A convertible debentures (see Notes 24 and 26c) and a loss of €1 million and €2 million respectively in the third and fourth quarters of 2009 related to the partial repurchases of Lucent’s 2.875% Series A convertible bonds and of Alcatel’s 4.75% Oceane due January 2011 (see Note 26c).

2008: of which a gain of €30 million related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 and a gain of €1 million related to the partial repurchase of Alcatel’s 4.375% bonds due February 2009 (see Note 26c).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

NOTE 9    INCOME TAX

a/ Analysis of income tax benefit (expense)

(In millions of euros)	2010	2009	2008
Current income tax (expense) benefit	(90)	(63)	(99)
Deferred taxes related to the purchase price allocation for the Lucent business combination (1)	124	115	740
Deferred tax (charge) related to the post-retirement benefit plan amendments (2)	(12)	-	(25)
Deferred taxes related to Lucent’s post-retirement benefit plans (3) (4)	(136)	(35)	(293)
Deferred taxes related to Lucent’s 2.875 % Series A convertible debentures (5)	(9)	65	-
Other deferred income tax (expense) benefit, net (6)	86	(22)	(476)
Deferred income tax benefit (expense), net	53	123	(54)
Income tax benefit (expense)	(37)	60	(153)

(1)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.

(2)	Related to the post-retirement plan amendments described in Note 25.

(3)	Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group applies (see Note 1k and Note 25).

(4)	The 2010 impact is mainly due to consequences of the recent Healthcare laws enacted in the U.S. These laws have one significant provision that impacted the Group involving the Medicare Part D tax free subsidy of about US$34 million annually that we receive from Medicare for continuing to provide our prescription drug benefits to Medicare-eligible active represented employees and formerly union-represented retirees. This legislation eliminates the deduction for expense allocable to the subsidy beginning in 2013, resulting in a reduction in our deferred tax asset and a corresponding income statement charge of about US$101 million (€76 million) in 2010.

(5)	Reversal of deferred tax liabilities related to Lucent’s 2.875 % Series A convertible debentures (see Notes 8, 24 & 26).

(6)	The 2010 impact is mainly due to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010.

2009 and 2008 impacts are mainly due to the re-assessment of the recoverability of deferred tax assets recognized in connection with the 2009 annual impairment test of goodwill performed in the second quarter 2009 and the additional impairment tests performed in the fourth quarter of 2008.

b/ Disclosure of tax effects relating to each component of other comprehensive income

(In millions of euros)	2010			2009			2008
	Value before taxes	Tax (expense) benefit	Value net of tax	Value before taxes	Tax (expense) benefit	Value net of tax	Value before taxes	Tax (expense) benefit	Value net of tax amount
Financial assets available for sale	(22)	5	(17)	13	1	14	(38)	(5)	(43)
Cumulative translation adjustments	262	-	262	39	-	39	112	-	112
Cash flow hedging	(12)	-	(12)	11	-	11	5	-	5
Actuarial gains (losses)	(70)	15	(55)	(582)	(3)	(585)	(1,965)	434	(1,531)
Other	(20)	-	(20)	(53)	1	(52)	86	-	86
Other comprehensive income	138	20	158	(572)	(1)	(573)	(1,800)	429	(1,371)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

c/ Effective income tax rate

The effective tax rate can be analyzed as follows:

(In millions of euros except for percentage)	2010	2009	2008
Income (loss) before income tax and discontinued operations	(243)	(696)	(5,053)
Average income tax rate	23.8%	33.2%	35.8%
Expected tax (charge) benefit	58	231	1,811
Impact on tax (charge) benefit of:
• reduced taxation of certain revenues	41	-	-
• permanent differences and utilization of previously unrecognized tax losses	201	49	(896)
• adjustment to prior years’ current tax charge	-	9	-
• recognition of previously unrecognized deferred tax assets	95	198	2
• deferred tax assets no longer recognized	(17)	(127)	(463)
• non-recognition of tax losses	(417)	(332)	(638)
• tax credits	16	29	31
• other	(14)	3	-
Actual income tax (charge) benefit	(37)	60	(153)
Effective tax rate	(15.2)%	8.6%	(3.0)%

Average income tax rate is the sum of income (loss) before taxes of each subsidiary, multiplied by the local statutory rate for each subsidiary, divided by consolidated income (loss) before taxes from continuing operations.

Changes in average income tax rate are due to differences in the contribution of each tax entity to income (loss) before tax and to the fact that some entities have a positive contribution and others have a negative one.

d/ Deferred tax balances

(In millions of euros) Balances	2010	2009	2008
Deferred tax assets:
• deferred tax assets recognizable	12,706	11,958	12,289
• of which not recognized	(11,758)	(11,122)	(11,437)
Net deferred tax assets recognized	948	836	852
Deferred tax liabilities	(1,126)	(1,058)	(1,152)
Net deferred tax assets (liabilities)	(178)	(222)	(300)

Analysis of deferred tax assets and liabilities by temporary differences

(In millions of euros)	December 31, 2009	Impact on net income (loss)	Translation adjustments	Reclassification and Other	December 31, 2010
Fair value adjustments of tax assets and liabilities resulting from business combinations	(736)	111	(59)	7	(677)
Provisions	392	(81)	21	6	338
Pension reserves	1,636	-	117	(198)	1,555
Prepaid pensions	(834)	(152)	(48)	80	(954)
Property, plant and equipment and intangible assets	787	257	62	38	1,144
Temporary differences arising from other statement of financial position captions	381	(136)	47	(35)	257
Tax loss carry-forwards and tax credits	9,274	70	388	185	9,917
Deferred tax assets (liabilities), gross	10,900	69	528	83	11 580
Deferred tax assets not recognized	(11,122)	(16)	(557)	(63)	(11,758)
Net deferred tax assets (liabilities)	(222)	53	(29)	20	(178)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

Change during the period

(In millions of euros)	December 31, 2009	Impact on net income (loss)	Translation adjustments	Other	December 31, 2010
Deferred tax assets recognized	836	81	32	(1)	948
Deferred tax liabilities	(1,058)	(28)	(61)	21	(1,126)
Net deferred tax assets (liabilities)	(222)	53	(29)	20	(178)

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2010, December 31, 2009 and December 31, 2008.

As the Board of Directors does not intend to propose a dividend for 2010 at the Annual Shareholders’ Meeting (see Note 22), there will be no tax consequences.

e/ Tax losses carried forward and temporary differences

Total tax losses carried forward represent a potential tax saving of €9,917 million at December 31, 2010 (€9,274 million at December 31, 2009 and €9,319 million at December 31, 2008). The increase in tax losses carried forward between 2009 and 2010 includes a foreign exchange impact of €362 million related to the United States. The potential tax savings relate to tax losses carried forward that expire as follows:

(In millions of euros) Years	Recognized	Unrecognized	Total
2011	-	351	351
2012	-	80	80
2013	-	50	50
2014	-	100	100
2015	-	94	94
2016 and thereafter	32	4,826	4,858
Indefinite	188	4,196	4,384
Total	220	9,697	9,917

In addition, temporary differences were €1,663 million at December 31, 2010 (€1,626 million at December 31, 2009 and €1,818 million at December 31, 2008), of which €(398) million have been recognized and €2,061 million have not been recognized (€(687) million and €2,313 million, respectively, at December 31, 2009 and €(649) million and €2,467 million, respectively, at December 31, 2008).

Recognized negative temporary differences mainly correspond to deferred tax liabilities that have been recorded resulting from the Lucent purchase accounting entries (in particular intangible assets).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10, NOTE 11

NOTE 10    DISCONTINUED OPERATIONS, ASSETS HELD FOR SALE AND LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE

Discontinued operations for 2010, 2009 and 2008 were as follows:

—	in 2010: settlements of litigations related to businesses disposed of in prior periods;
—	in 2009: adjustment of the selling price related to the disposal of the space business to Thales that was sold in 2007; and

—	in 2008: adjustments on initial capital gain (loss) on discontinued operations that were sold or contributed in previous periods.

Other assets held for sale concern real estate property sales in progress at December 31, 2010 and at December 31, 2009 and real estate property sales in progress and our stake in Thales shares (see Notes 3 and 16) at December 31, 2008.

(In millions of euros) Income statement of discontinued operations	2010	2009	2008
Revenues	-	-	-
Cost of sales	-	-	-
Gross profit	-	-	-
Administrative and selling expenses	-	-	-
Research and development costs	-	-	-
Net capital gain (loss) on disposal of discontinued operations (1)	(12)	132	33
Income (loss) from operations	(12)	132	33
Financial income (loss)	-	-	-
Income tax (expense) benefit	-	-	-
Income (loss) from discontinued operations	(12)	132	33

(1)	The 2009 impact results from an adjustment of the purchase price related to the contribution of our interests in two joint ventures in the space sector to Thales in 2007.

(In millions of euros) Statement of financial position	December 31, 2010	December 31, 2009	December 31, 2008
Goodwill	-	-	-
Other assets	-	-	-
Cash	-	-	-
Assets of disposal groups	-	-	-
Real estate properties and other assets held for sale	3	51	45
Stake in Thales (1)	-	-	1,303
Assets held for sale	3	51	1,348
Customer deposits and advances	-	-	-
Other liabilities	-	(1)	-
Liabilities related to disposal groups held for sale	-	(1)	-

(1)	The change between December 31, 2008 and December 31, 2009 in the carrying value of our stake in Thales was due to the disposal of our shares in May 2009.

The cash flows of discontinued operations are as follows:

(In millions of euros)	2010	2009	2008
Net income (loss)	(12)	132	33
Net cash provided (used) by operating activities before changes in working capital	-	-	-
Other net increase (decrease) in net cash provided (used) by operating activities	-	-	-
Net cash provided (used) by operating activities (A)	-	-	-
Net cash provided (used) by investing activities (B)	-	115	21
Net cash provided (used) by financing activities (C)	-	-	-
Total (A) + (B) + (C)	-	115	21

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

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

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros)	2010	2009	2008
Net income (loss)
Net income (loss) attributable to the equity owners of the parent - basic	(334)	(524)	(5,215)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-	-
Net income (loss) - diluted	(334)	(524)	(5,215)

Number of shares	2010	2009	2008
Weighted average number of shares - basic	2,259,877,263	2,259,696,863	2,259,174,970
Dilutive effects:
• Equity plans (stock options, RSU)	-	-	-
• Alcatel-Lucent’s convertible bonds (Oceane) issued on June 12, 2003 and on September 10, 2009	-	-	-
• 7.75% convertible securities	-	-	-
• 2.875% Series A convertible securities	-	-	-
• 2.875% Series B convertible securities	-	-	-
Weighted average number of shares - diluted	2,259,877,263	2,259,696,863	2,259,174,970

Earnings per share, attributable to the owners of the parent (in euros)	2010	2009	2008
Basic	(0.15)	(0.23)	(2.31)
Diluted	(0.15)	(0.23)	(2.31)

Ordinary shares

Ordinary shares owned by consolidated subsidiaries of the Group	2010	2009	2008
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,281,560	58,351,371	58,351,831
Number of Alcatel-Lucent share equivalents	-	-	-

Shares subject to future issuance

	December 31, 2010	December 31, 2009	December 31, 2008
Number of stock options not exercised	196,702,252	212,292,704	221,247,918

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	2010	2009	2008
Equity plans (stock options, RSU)	14,023,726	7,624,288	1,660,424
Alcatel-Lucent’s convertible bonds (Oceane) issued on June 12, 2003 and on September 10, 2009	360,161,154	360,162,302	63,192,019
7.75% convertible securities	37,557,287	37,557,287	44,463,051
2.875% Series A convertible securities	32,895,828	196,117,249	152,333,655
2.875% Series B convertible securities	304,989,763	325,813,655	178,839,711

Impact of material changes in the number of shares that occurred after December 31, 2010

Alcatel-Lucent’s Oceane 4.75 % issued in June 2003 and due January 2011 was repaid on January 3, 2011 for a nominal value of €818 million. As the result for 2010 was a loss, the potential dilutive impact of this convertible debenture was not taken into account.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

NOTE 12    GOODWILL

(In millions of euros)	Net
Goodwill at December 31, 2007	7,328
Additions	72
Disposals and discontinued operations	-
Changes during goodwill allocation period	(7)
Impairment losses for the period	(3,272)
Reduction of goodwill related to deferred taxes initially unrecognized	-
Net effect of exchange rate changes	92
Other changes	2
Goodwill at December 31, 2008	4,215
Additions	7
Disposals and discontinued operations	(4)
Changes during goodwill allocation period	-
Impairment losses for the period	-
Reduction of goodwill related to deferred taxes initially unrecognized	-
Net effect of exchange rate changes	(50)
Other changes	-
Goodwill at December 31, 2009	4,168
Additions	-
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	-
Reduction of goodwill related to deferred taxes initially unrecognized	-
Net effect of exchange rate changes	202
Other changes	-
Goodwill at December 31, 2010	4,370

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

Main changes accounted for in 2010

No change related to new acquisitions during the period. No impairment loss was accounted for during 2010 (see below).

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

Goodwill allocation

All goodwill recognized in 2010, 2009 and 2008 was allocated to cash generating units by December 31 of the relevant year.

Due to the new organization effective January 1, 2010, goodwill was reallocated, at this date, to the new Business Divisions, corresponding to the groups of Cash Generating Units, at which level Goodwill is monitored and tested for impairment. A specific impairment test triggered by this new organization was performed as of January 1, 2010.

Impairment tests of goodwill

2010 Annual impairment test of goodwill

The 2010 annual impairment test of goodwill (performed in the second quarter 2010) did not result in any impairment loss.

There were no triggering events that would justify performing an additional impairment test as of December 31, 2010.

In those groups of Cash Generating Units (see Note 1g) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros) 2010 Annual test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Valuation method
Optics division	1,168	885	10.0%	Value in use (1)
Maintenance division	1,808	842	10.0%	Value in use (1)
Other CGU	1,607	-	-	Discounted cash flows and other data (3)
Total net	4,583

(1)	Discounted cash flows for 5 years plus a terminal value determined with a perpetual growth applied to the normalized cash flow of year 5.

(2)	At the date of the annual impairment test (i.e. June 30, 2010).

(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and +2.5% depending on the Group’s CGUs.

Specific impairment test as of January 1, 2010 in connection with the new organization

Due to the new organization of our reporting structure beginning January 1, 2010 (see Note 5), an additional impairment test was performed as of January 1, 2010 on the goodwill relating to the Product Divisions that changed. The remaining goodwill as of December 31, 2009 was reallocated to the new Product Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Product Division.

No impairment loss was accounted for in connection with this impairment test.

2009 Annual impairment test of goodwill

The 2009 annual impairment test of goodwill (performed in the second quarter 2009) did not result in any impairment loss.

Due to the change in the recent economic environment and the volatile behaviour of financial markets, the Group assessed whether as of December 31, 2009 there was any indication that any Business Division goodwill may be impaired at that date. The Group concluded that there were no triggering events that would justify performing an additional impairment test as of December 31, 2009.

The Group also checked and confirmed that the disposal of the Fractional Horsepower Motors activity on December 31, 2009 (see Note 3) was not a triggering event that would indicate any potential impairment of the goodwill of the related Business Division (ICD - Industrial Components Division) as of December 31, 2009, as the difference between the recoverable value of the remaining activities of this Division after the disposal and the corresponding net assets remains positive.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

In those groups of Cash Generating Units in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros) 2009 Annual test	Net carrying amount of goodwill	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B) (3)	Discount rate	Valuation method
Optics division	1,145	269	11.0%	Discounted cash flows and other data (1)
Maintenance division	1,623	379	11.0%	Same as above (1)
Other CGU	1,434	-	-	Same as above (1)
Total net	4,202 (2)

(1)	Discounted cash flows for 5 years plus a terminal value. Other data: multiples derived from market capitalizations.

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

Specific impairment test as of January 1, 2009 in connection with the new organization

Due to the new organization of our reporting structure beginning January 1, 2009 (see Note 5), an additional impairment test was performed as of January 1, 2009 on the goodwill relating to the Product Divisions that changed. The remaining goodwill as of December 31, 2008 was reallocated to the new Business Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

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

Following the 2008 annual impairment tests of goodwill (performed in May/June 2008), an impairment loss of €810 million was accounted for related to the CDMA business.

In view of the difficult financial and economic environment, the continuing material decrease in its market capitalization and the new 2009 outlook, taking into account the estimated consequences of the strategic decisions disclosed in mid-December 2008, Alcatel-Lucent performed an additional impairment test during the fourth quarter of 2008.

The re-assessment of the Company’s near-term outlook, taking into account more conservative growth assumptions for the telecommunications equipment and related services market in 2009, coupled with the decision to streamline the Company’s portfolio and to use a higher discount rate, led to an additional impairment loss on goodwill of €2,429 million and other impairment losses on other assets (refer to Note 7).

The impairment losses mainly related to the following CGUs: €1,019 million in the Optics Business Division, €530 million in the CDMA Business Division, €300 million in the Multicore Business Division, €241 million in the Applications Business Division and €264 million in the Fixed Access Business Division.

These impairment losses are presented on a single specific line item on the face of the income statement (“impairment of assets”). The recoverable amount of the impaired assets was determined as described in Note 1g.

In those groups of Cash Generating Units having significant goodwill, the data and assumptions used for the goodwill impairment test performed in the fourth quarter of 2008 were as follows:

(In millions of euros) 2008 additional test in Q4 - current reporting structure	Net carrying amount of goodwill (1)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) – (B) (1)	Discount rate	Valuation method
Optics division	1,138	-	12.0%	Discounted cash flows and other data (2)
Maintenance division	1,439	694	12.0%	Same as above (2)
Other CGU	1,638	-	-	Same as above (2)
Total net	4,215

(1)	As of December 31, 2008. The recoverable amount is the value in use for the Business Divisions disclosed.

(2)	Discounted cash flows for 5 years plus a terminal value. Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between -10% and +2.5% depending on the CGUs.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

NOTE 13     INTANGIBLE ASSETS

a/ Changes in intangible assets, gross

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2007	1,548	4,904	6,452
Capitalization	410	65	475
Additions	-	13	13
Assets held for sale, discontinued operations and disposals	-	(42)	(42)
Write-offs	(11)	(8)	(19)
Business combinations	-	36	36
Net effect of exchange rate changes	38	257	295
Other changes	-	-	-
At December 31, 2008	1,985	5,225	7,210
Capitalization	284	64	348
Additions	-	13	13
Assets held for sale, discontinued operations and disposals	-	(12)	(12)
Write-offs	(197)	(6)	(203)
Net effect of exchange rate changes	(25)	(160)	(185)
Other changes	-	4	4
At December 31, 2009	2,047	5,128	7,175
Capitalization	266	67	333
Additions	-	8	8
Assets held for sale, discontinued operations and disposals	-	(3)	(3)
Write-offs	(148)	(49)	(197)
Net effect of exchange rate changes	65	363	428
Other changes	(5)	(4)	(9)
At December 31, 2010	2,225	5,510	7,735

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in-process research and development and customer relationships), patents, trademarks and licenses.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

b/ Changes in amortization of intangible assets and impairment losses

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2007	(952)	(1,270)	(2,222)
Amortization	(308)	(561)	(869)
Impairment losses	(135) (1)	(1,276) (2)	(1,411)
Write-offs	11	8	19
Assets held for sale, discontinued operations and disposals	-	14	14
Net effect of exchange rate changes	(23)	(153)	(176)
Other changes	-	2	2
At December 31, 2008	(1,407)	(3,236)	(4,643)
Amortization	(276)	(355)	(631)
Impairment losses	(20)	-	(20)
Write-offs	197	6	203
Assets held for sale, discontinued operations and disposals	-	12	12
Net effect of exchange rate changes	17	106	123
Other changes	-	(5)	(5)
At December 31, 2009	(1,489)	(3,472)	(4,961)
Amortization	(274)	(363)	(637)
Impairment losses	(3)	(6)	(9)
Write-offs	148	49	197
Assets held for sale, discontinued operations and disposals	-	3	3
Net effect of exchange rate changes	(42)	(238)	(280)
Other changes	4	4	8
At December 31, 2010	(1,656)	(4,023)	(5,679)

(1)	Mainly related to the capitalized development costs related to the WiMAX technology following the decision announced as of December 12, 2008 to limit our WiMAX efforts to the support of fixed and nomadic broadband access applications and to cease the WiMAX full mobility developments. These impairment losses are presented in a specific line item of the income statement “Impairment of assets”.

(2)	Impairments resulting from the additional impairment test performed in December 2008 and mainly related to the intangibles recognized on the CDMA business in connection with the Lucent business combination.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

c/ Changes in intangible assets, net

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2007	596	3,634	4,230
Capitalization	410	65	475
Additions	-	13	13
Amortization	(308)	(561)	(869)
Impairment losses	(135) (1)	(1,276) (2)	(1,411)
Assets held for sale, discontinued operations and disposals	-	(28)	(28)
Business combinations	-	36	36
Net effect of exchange rate changes	15	104	119
Other changes	-	2	2
At December 31, 2008	578	1,989	2,567
Capitalization	284	64	348
Additions	-	13	13
Amortization	(276)	(355)	(631)
Impairment losses	(20)	-	(20)
Assets held for sale, discontinued operations and disposals	-	-	-
Net effect of exchange rate changes	(8)	(54)	(62)
Other changes	-	(1)	(1)
At December 31, 2009	558	1,656	2,214
Capitalization	266	67	333
Additions	-	8	8
Amortization	(274)	(363)	(637)
Impairment losses	(3)	(6)	(9)
Assets held for sale, discontinued operations and disposals	-	-	-
Net effect of exchange rate changes	23	125	148
Other changes	(1)	-	(1)
At December 31, 2010	569	1,487	2,056

(1)	Mainly related to the capitalized development costs related to the WiMAX technology following the decision announced as of December 12, 2008 to limit our WiMAX efforts to supporting fixed and nomadic broadband access applications and to stop the WiMAX full mobility developments. These impairment losses are presented in a specific line item of the income statement “Impairment of assets”.

(2)	Impairments resulting from the additional impairment test performed in December 2008 and mainly related to the intangibles recognized on the CDMA business in connection with the Lucent business combination.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

NOTE 14    PROPERTY, PLANT AND EQUIPMENT

a/ Changes in property, plant and equipment, gross

(In millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2007	169	1,058	2,651	608	4,486
Additions	-	46	211	157	414
Assets held for sale, discontinued operations and disposals	(6)	(50)	(119)	(78)	(253)
Write-offs	-	(8)	(33)	(16)	(57)
Business combinations	-	5	(6)	-	(1)
Net effect of exchange rate changes	7	32	49	(5)	83
Other changes	(7)	22	83	(96)	2
At December 31, 2008	163	1,105	2,836	570	4,674
Additions	-	49	166	112	327
Assets held for sale, discontinued operations and disposals	(28)	(49)	(259)	(21)	(357)
Write-offs	-	(7)	(49)	(7)	(63)
Business combinations	-	4	6	3	13
Net effect of exchange rate changes	(2)	(17)	(17)	(1)	(37)
Other changes	(1)	16	(104)	65	(24)
At December 31, 2009	132	1,101	2,579	721	4,533
Additions	-	19	145	200	364
Assets held for sale, discontinued operations and disposals	(16)	(52)	(54)	(132)	(254)
Write-offs	-	(17)	(32)	(7)	(56)
Business combinations	(1)	(22)	(50)	(8)	(81)
Net effect of exchange rate changes	9	59	130	32	230
Other changes	(1)	15	55	(68)	1
At December 31, 2010	123	1,103	2,773	738	4,737

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

b/ Changes in accumulated depreciation of property, plant and equipment and impairment losses

(In millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2007	(8)	(481)	(2,114)	(455)	(3,058)
Depreciation charge	-	(103)	(258)	(26)	(387)
Impairment losses	-	-	(39)	-	(39)
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	8	33	16	57
Assets held for sale, discontinued operations and disposals	-	18	106	26	150
Net effect of exchange rate changes	(1)	(14)	(37)	5	(47)
Other changes	-	-	(4)	4	-
At December 31, 2008	(9)	(572)	(2,313)	(430)	(3,324)
Depreciation charge	(1)	(100)	(232)	(34)	(367)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	7	49	7	63
Assets held for sale, discontinued operations and disposals	-	14	170	102	286
Net effect of exchange rate changes	-	4	15	2	21
Other changes	(3)	181	21	(151)	48
At December 31, 2009	(13)	(466)	(2,290)	(504)	(3,272)
Depreciation charge	(1)	(56)	(226)	(58)	(341)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	17	32	7	56
Assets held for sale, discontinued operations and disposals	-	(16)	164	63	211
Net effect of exchange rate changes	(1)	(20)	(109)	(29)	(159)
Other changes	3	6	124	(53)	80
At December 31, 2010	(12)	(535)	(2,305)	(574)	(3,426)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15

c/ Changes in property, plant and equipment, net

(In millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2007	161	577	537	153	1,428
Additions	-	46	211	157	414
Depreciation charge	-	(103)	(258)	(26)	(387)
Impairment losses	-	-	(39)	-	(39)
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(6)	(32)	(13)	(52)	(103)
Business combinations	-	5	(6)	-	(1)
Net effect of exchange rate changes	6	18	12	-	37
Other changes	(7)	22	79	(92)	2
At December 31, 2008	154	533	523	140	1,351
Additions	-	49	166	112	327
Depreciation charge	(1)	(100)	(232)	(34)	(367)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(28)	(35)	(89)	81	(71)
Business combinations	-	4	6	3	13
Net effect of exchange rate changes	(2)	(13)	(2)	1	(18)
Other changes	(4)	197	(83)	(86)	24
At December 31, 2009	119	635	289	217	1,259
Additions	-	19	145	200	364
Depreciation charge	(1)	(56)	(226)	(58)	(341)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(16)	(68)	110	(69)	(43)
Business combinations	(1)	(22)	(50)	(8)	(81)
Net effect of exchange rate changes	8	39	21	3	71
Other changes	2	21	179	(121)	81
At December 31, 2010	111	568	468	164	1,311

NOTE 15    FINANCE LEASES AND OPERATING LEASES

a/ Finance leases

Property, plant and equipment held under finance leases have a net carrying amount of €38 million at December 31, 2010 (€42 million at December 31, 2009 and €0 million at December 31, 2008). Such finance leases relate primarily to IS/IT equipments sold and leased back in connection with the Hewlett Packard co-sourcing agreement (refer to Note 31).

Future minimum lease payments under non-cancellable finance leases are shown in Note 31a - Off balance sheet commitments.

b/ Operating leases

Future minimum lease payments under non-cancellable operating leases are shown in Note 31a - Off balance sheet commitments.

Future minimum sublease rental income expected to be received under non-cancellable operating subleases was €126 million at December 31, 2010 (€143 million at December 31, 2009 and €163 million at December 31, 2008).

Net lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(In millions of euros)	2010	2009	2008
Lease payments - minimum	239	235	211
Lease payments - conditional	5	20	38
Sublease rental income	(26)	(29)	(27)
Total recognized in the income statement	218	226	222

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

NOTE 16     INVESTMENT IN NET ASSETS OF EQUITY AFFILIATES AND JOINT VENTURES

a/ Investment in net assets of equity affiliates

	Percentage owned			Value (In millions of euros)
	2010	2009	2008	2010	2009	2008
2Wire (1)	-	26.7%	26.7%	-	34	39
Other (less than €50 million each)	-	-	-	9	26	74
Investment in net assets of equity affiliates				9	60	113

(1)	During the last quarter of 2010, Alcatel-Lucent sold its 26.7% stake in 2Wire (see Note 3).

b/ Change in investment in net assets of equity affiliates

(In millions of euros)	2010	2009	2008
Carrying amount at January 1	60	113	1,352
Change in perimeter of equity affiliates	(55)	(33)	(18)
Share of net income (loss)	15	1	96
Net effect of exchange rate changes	5	(2)	4
Reclassification to assets held for sale (Thales shares)	-	-	(1,303)
Other changes	(16)	(19)	(18)
Carrying amount at December 31	9	60	113

c/ Summarized financial information for equity affiliates

Aggregated financial information for other equity affiliates as if those entities were fully consolidated

(In millions of euros)	2010 (1)	2009	2008
Total assets	294	895	932
Liabilities (excluding shareholders’ equity)	278	873	678
Shareholders’ equity	16	22	254
Revenues	80	530	572
Net income (loss) attributable to equity owners of the parent	7	8	(41)

(1)	2010 aggregated financial information excludes information for 2Wire, because Alcatel-Lucent had sold its interest in this equity affiliate during the last quarter of 2010 (see Note 3).

d/ Aggregated financial information for joint ventures

Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alda Marine in 2010, 2009 and 2008) was as follows:

(In millions of euros) Statement of financial position data	2010	2009	2008
Non-current assets	33	36	38
Current assets	4	5	6
Shareholders’ equity	6	4	-
Non-current liabilities	-	-	-
Current liabilities	31	37	44

(In millions of euros)	2010	2009	2008
Income statement data
Revenues	-	-	-
Cost of sales	8	6	5
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	8	6	5
Income (loss) from discontinued operations	-	-	-
Net income (loss) attributable to equity owners of the parent	7	4	-
Cash flow statement data
Net cash provided (used) by operating activities	4	9	3
Net cash provided (used) by investing activities	-	(1)	-
Net cash provided (used) by financing activities	(5)	(10)	(5)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

NOTE 17    FINANCIAL ASSETS

(In millions of euros)	December 31, 2010			December 31, 2009				December 31, 2008
	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)		Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total
Financial assets available for sale	301	156	457	305	(3)	271	576	585	253	838
Financial assets at fair value through profit or loss	-	493	493	-		1,722	1,722	-	653	653
Financial assets at amortized cost	99		99	87			87	111		111
Total	400	649	1,049	392		1,993	2,385	696	906	1,602

(1)	Of which €111 million matures within one year as of December 31, 2010 (€78 million as of December 31, 2009 and €301 million as of December 31, 2008).

Of which €24 million of financial assets at amortized cost represented a loan to one of Alcatel-Lucent’s joint ventures as of December 31, 2010 (€29 million as of December 31, 2009 and €42 million as of December 31, 2008).

(2)	All of which is current as of December 31, 2010, as of December 31, 2009 and as of December 31, 2008.

(3)	Of which a decrease of €252 million (US$328 million) in 2009, including €223 million of reclassification against general risks reserves (see Note 27), during the first quarter related to the restricted cash on the Winstar litigation that was settled during the first quarter of 2009, representing a net positive impact in our cash provided by operating activities of €24 million.

No financial asset is considered as being held to maturity.

The cumulated fair value changes of financial assets available for sale represented a potential gain as of December 31, 2010 of €24 million that was booked directly in equity (€43 million as of December 31, 2009 and €65 million as of December 31, 2008).

a/ Financial assets available for sale

(In millions of euros)	December 31, 2010			December 31, 2009			December 31, 2008
	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
Net carrying amount at January 1	305	271	576	585	253	838	549	261	810
Additions/(disposals)	3	(137)	(134)	(39)	(6)	(45)	(9)	19	10
Fair value changes	(36)	14	(22)	(11)	24	13	(8)	(30)	(38)
Impairment losses (1)	(15)	(1)	(16)	(2)	1	(1)	(12)	(2)	(14)
Change in consolidation group	-	-	-	(8)	-	(8)	-	-	-
Other changes (2)	44	9	53	(220)	(1)	(221)	65	5	70
Net carrying amount at December 31	301	156	457	305	271	576	585	253	838
Of which:
• at fair value (3)	17	143	160	51	223	274	79	199	278
• at cost	284	13	297	254	48	302	506	54	560

(1)	Included in the amounts reported in Note 7.

(2)	Of which in 2009 included a €223 million reclassification against general risks reserves (see Note 27), which related to the restricted cash on the Winstar litigation that was settled during the first quarter of 2009.

(3)	Fair value hierarchy is presented in Note 28c.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at amortized cost, if no reliable fair value exists.

(In millions of euros)	2010	2009	2008
Fair value changes:
Fair value changes recognized directly in shareholders’ equity	1	22	(38)
Changes resulting from gains (losses) previously recognized in shareholders’ equity now recognized in net income (loss) due to disposals	(23)	(9)	-
Total	(22)	13	(38)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18

b/ Financial assets at fair value through profit or loss

(In millions of euros)	2010	2009	2008
Net carrying amount at January 1	1,722	653	633
Additions/(disposals)	(1,252)	1,075	(44)
Fair value changes	-	-	19
Other changes	23	(6)	45
Net carrying amount at December 31	493	1,722	653

c/ Financial assets at amortized cost

(In millions of euros)	2010	2009	2008
Net carrying amount at January 1	87	111	155
Additions/(disposals)	25	(33)	(26)
Impairment losses	(1)	-	-
Change in consolidation group	-	-	-
Other changes (reclassifications)	(12)	9	(18)
Net carrying amount at December 31	99	87	111

NOTE 18    OPERATING WORKING CAPITAL

Operating working capital

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Inventories and work in progress, net	2,295	1,902	2,390
Trade receivables and other receivables, net	3,664	3,519	4,693
Advances and progress payments	75	93	99
Customers’ deposits and advances	(803)	(639)	(993)
Trade payables and other payables	(4,325)	(3,926)	(4,571)
Operating working capital, net	906	949	1,618

As explained in Note 4, the presentation of the working capital items related to construction contracts was amended from January 1, 2010 onwards.

(In millions of euros)	As Published in			Reclassification			Restated
Operating working capital - restated (see Note 4)	December 31, 2009	December 31, 2008	January 1, 2008 (1)	December 31, 2009	December 31, 2008	January 1, 2008 (1)	December 31, 2009	December 31, 2008	January 1, 2008 (1)
Inventories and work in progress, net	1,624	2,196	2,235	278	194	230	1,902	2,390	2,465
Trade receivables and other receivables, net	3,221	4,330	4,163	298	363	438	3,519	4,693	4,601
Advances and progress payments	93	99	110	-	-	-	93	99	110
Customers’ deposits and advances	(639)	(929)	(847)	-	(64)	(224)	(639)	(993)	(1,071)
Trade payables and other payables	(3,926)	(4,571)	(4,514)	-	-	-	(3,926)	(4,571)	(4,514)
Amounts due from customers on construction contracts	528	495	704	(528)	(495)	(704)	-	-	-
Amounts due to customers on construction contracts	(66)	(188)	(407)	66	188	407	-	-	-
Operating working capital, net	835	1,432	1,444	114	186	147	949	1,618	1,591

(1)	Beginning of the earliest comparative period is presented, as requested by IAS 1 § 39 due to the change in presentation described in Note 4.

The amounts of €114 million as of December 31, 2009, €186 million as of December 31, 2008 and €147 million as of January 1, 2008 represent product sales reserves on construction contracts. They have been reclassified to Provisions in the statement of financial position.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19

(In millions of euros)	December 31, 2009	Cash flow	Change in consolidated companies (1)	Translation adjustments and other	December 31, 2010
Inventories and work in progress	2,402	378	(59)	10	2,731
Trade receivables and other receivables	3,687	(137)	(48)	315	3,817
Advances and progress payments	93	(21)	-	3	75
Customers’ deposits and advances	(639)	9	4	(177)	(803)
Trade payables and other payables	(3,926)	(166)	26	(259)	(4,325)
Operating working capital, gross	1,617	63	(77)	(108)	1,495
Cumulated valuation allowances	(668)	-	-	79	(589)
Operating working capital, net	949	63	(77)	(29)	906

(1)	Mainly related to the Vacuum business that was disposed of in the fourth quarter of 2010 (see Note 3).

Amounts due to / from on construction contracts

(In millions of euros) Analysis of amounts due from/to customers on construction contracts	December 31, 2010	December 31, 2009	December 31, 2008	January 1, 2008
Amounts due from customers on construction contracts	408	528	495	704
Amounts due to customers on construction contracts	(28)	(66)	(188)	(407)
Total	380	462	307	297
Work in progress on construction contracts, gross	246	306	219	272
Work in progress on construction contracts, depreciation	(4)	(28)	(25)	(42)
Accrued receivables on construction contracts	235	298	363	438
Advance payments received on construction contracts	-	-	(64)	(224)
Product sales reserves - construction contracts	(97)	(114)	(186)	(147)
Total	380	462	307	297

Receivables sold without recourse

Balances

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Outstanding amounts of receivables sold without recourse (1)	776	612	830

(1)	Without recourse in case of payment default by the debtor. See accounting policy in Note 1s.

Changes in receivables sold without recourse

(In millions of euros)	2010	2009	2008
Impact on cash flows from operating activities	164	(218)	(47)

NOTE 19    INVENTORIES AND WORK IN PROGRESS

a/ Analysis of net value

(In millions of euros)	2010	2009	2008
Raw materials and goods	526	429	649
Work in progress excluding construction contracts	1,006	825	972
Work in progress on construction contracts, gross	245	306	219
Finished products	954	842	1,204
Gross value	2,731	2,402	3,044
Valuation allowance	(436)	(500)	(654)
Total, net	2,295	1,902	2,390

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20, NOTE 21, NOTE 22

b/ Change in valuation allowance

(In millions of euros)	2010	2009	2008
At January 1	(500)	(654)	(514)
(Additions)/ reversals	(113)	(139)	(285)
Utilization	53	71	69
Changes in consolidation group	4	-	-
Net effect of exchange rate changes and other changes	120	222	76
At December 31	(436)	(500)	(654)

NOTE 20    TRADE RECEIVABLES AND RELATED ACCOUNTS

(In millions of euros)	2010	2009	2008
Receivables bearing interest	167	316	202
Other trade receivables – excluding accrued receivables on construction contracts	3,650	3,073	4,335
Accrued receivables on construction contracts	-	298	363
Gross value	3,817	3,687	4,900
Accumulated impairment losses	(153)	(168)	(207)
Total, net	3,664	3,519	4,693
Of which due after one year on the net value	72	111	41

NOTE 21    OTHER ASSETS AND LIABILITIES

(In millions of euros) Other assets	December 31, 2010	December 31, 2009	December 31, 2008
Other current assets	885	960	1,395
Other non-current assets	257	314	650
Total	1,142	1,274	2,045
Of which:
• Currency derivatives	54	35	185
• Interest - rate derivatives - hedging	44	44	72
• Interest - rate derivatives - other	23	235	379
• Commodities derivatives	-	-	-
• Other tax receivables	526	502	662
• Other current and non - current assets	495	458	747

(In millions of euros) Other liabilities	December 31, 2010	December 31, 2009	December 31, 2008
Other current liabilities	1,695	1,763	2,293
Other non-current liabilities	259	209	443
Total	1,954	1,972	2,736
Of which:
• Currency derivatives	82	51	339
• Interest-rate derivatives - hedging	2	1	1
• Interest-rate derivatives - other	24	237	381
• Commodities derivatives	-	-	7
• Other tax payables	361	350	331
• Accrued wages and social charges	1,080	850	968
• Other current and non - current liabilities	405	483	709
NOTE 22    ALLOCATION OF 2010 NET INCOME (LOSS)

Our Board of Directors will propose at the Annual Shareholders’ Meeting to be held on May 27, 2011 not to distribute a dividend for the year ended December 31, 2010. No distribution of dividends for the years 2009 and 2008 were made.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

NOTE 23    SHAREHOLDERS’ EQUITY

a/ Number of shares comprising the capital stock

Number of shares	2010	2009	2008
Number of ordinary shares issued (share capital)	2,318,385,548	2,318,060,818	2,318,041,761
Treasury shares	(58,202,419)	(58,320,394)	(58,385,990)
Number of shares in circulation	2,260,183,129	2,259,740,424	2,259,655,771
Weighting effect of share issues for stock options exercised	(226,725)	(12,584)	(514,960)
Weighting effect of treasury shares	(79,141)	(30,977)	34,159
Number of shares used for calculating basic earnings per share	2,259,877,263	2,259,696,863	2,259,174,970

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

At December 31, 2010, the capital stock consisted of 2,318,385,548 ordinary shares of nominal value €2 (2,318,060,818 ordinary shares of nominal value €2 at December 31, 2009 and 2,318,041,761 ordinary shares of nominal value €2 at December 31, 2008).

During 2010, increases in capital stock and additional paid-in capital amounted to €1 million. These increases related to the following transactions:

—	issuance of 319,962 shares for €1 million, as a result of the exercise of options, RSU and warrants (including additional paid-in capital of €0 million); and

—	conversion of 4,768 convertible bonds into Alcatel-Lucent shares generating a capital increase of €0 million (including additional paid-in capital of €0 million).

During 2009, increases in capital stock and additional paid-in capital amounted to €1 million. These increases related to the following transactions:

—	issuance of 1,803 shares for €0 million, as a result of the exercise of options and warrants (including additional paid-in capital of €0 million); and

—	conversion of 17,254 convertible bonds into Alcatel-Lucent shares generating a capital increase of €1 million (including additional paid-in capital of €0 million).

During 2008, increases in capital stock and additional paid-in capital amounted to €5 million. These increases related to the following transactions:

—	issuance of 6,100 shares for €0 million, as a result of the exercise of options and warrants (including additional paid-in capital of €0 million);

—	conversion of 544,241 convertible bonds into Alcatel-Lucent shares generating a capital increase of €5 million (including additional paid-in capital of €4 million); and

—

redemption of 50,000 bonds redeemable for Alcatel-Lucent shares in connection with the acquisition of Spatial Wireless in 2004 to cover stock options, generating a capital increase of €0 million (including additional paid-in capital of €0 million).

In order to maintain or adjust the capital structure, the Group can adjust the amount of dividends paid to shareholders (see Note 22), or repurchase its own shares (see Note 23f) or issue new shares, or issue convertible bonds or similar instruments (see Note 24).

The Group is not party to any contract restricting the issuance of additional equity.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

d/ Stock options

At December 31, 2010, stock option plans (excluding Lucent derived plans) were as follows, however only part of the outstanding stock options are in the scope of IFRS 2 (see Note 23e):

(In number of options) Exercise price	1999-2000 U.S. Plans
U.S.$21.40-U.S.$84.88
Outstanding at December 31, 1998	-
Granted	7,866,630
Forfeited	(143,650)
Outstanding at December 31, 1999	7,722,980
Granted	19,407,838
Exercised	(393,296)
Forfeited	(3,060,818)
Expired	-
Outstanding at December 31, 2000	23,676,704
Exercised	(261,205)
Forfeited	(3,327,376)
Expired	-
Outstanding at December 31, 2001	20,088,123
Exercised	-
Forfeited	(3,871,401)
Expired	-
Outstanding at December 31, 2002	16,216,722
Exercised	-
Forfeited	(2,797,641)
Expired	-
Outstanding at December 31, 2003	13,419,081
Exercised	-
Forfeited	(2,276,230)
Expired	-
Outstanding at December 31, 2004	11,142,851
Exercised	-
Forfeited	(476 095)
Expired	(608 141)
Outstanding at December 31, 2005	10,058,615
Exercised	-
Forfeited	-
Expired	(1,225,128)
Outstanding at December 31, 2006	8,833,487
Exercised	-
Forfeited	-
Expired	(604,010)
Outstanding at December 31, 2007	8,229,477
Exercised	-
Forfeited	-
Expired	(588,006)
Outstanding at December 31, 2008	7,641,471
Exercised	-
Forfeited	-
Expired	(673,929)
Outstanding at December 31, 2009	5,970,996
Exercised	-
Forfeited	-
Expired	(5,642,321)
Outstanding at December 31, 2010	328,675

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

(In number of options) Exercise price	2002 Plans
	€17.20	€16.90	€14.40	€13.30	€5.20	€3.20	€4.60	€5.40
Exercise period
From	02/15/03 02/15/06	04/02/03	05/13/03 05/13/06	06/03/03 06/03/06	09/02/03 09/02/06	10/07/03 10/07/06	11/14/03 11/14/06	12/02/03 12/02/06
To	02/14/10 02/14/10	04/01/10	05/12/10 05/12/10	06/02/10 06/02/10	06/01/10 06/01/10	10/06/10 10/06/10	11/13/10 11/13/10	12/01/10 12/01/10
Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	-	-	-	-	-	-	-	-
Forfeited	(14,250)	(1,000)	-	(17,660)	(64,250)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050
Exercised	-	-	-	-	(32,182)	(853)	(3,375)	-
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800
Exercised	-	-	-	-	(204,147)	(3,165)	(20,838)	(3,562)
Forfeited	(5,578)	(6,000)	(4,469)	(5,771)	(60,849)	(3,885)	(7,294)	(2,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	83,367	35,750	44,581	243,479	654,390	13,459	75,993	38,238
Exercised	-	-	-	-	(228,445)	(3,000)	(25,873)	(15,685)
Forfeited	(10,537)	(1,000)	(3,281)	(11,500)	(15,544)	-	-	(10,918)
Expired	-	-	-	-	-	-	-	-
Adjustments	-	-	-	-	-	-	1,104	-
Outstanding at December 31, 2005	72,830	34,750	41,300	231,979	410,401	10,459	51,224	11,635
Exercised	-	-	-	-	(159,016)	(1,649)	(23,524)	-
Forfeited	(18,250)	(7,500)	(4,000)	(4,479)	(5,063)	(251)	(968)	(480)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	54,580	27,250	37,300	227,500	246,322	8,559	26,732	11,155
Exercised	-	-	-	-	(32,203)	-	(6,814)	(1,355)
Forfeited	(5,000)	-	(1,500)	(31,000)	(8,251)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	49,580	27,250	35,800	196,500	205,868	8,559	19,918	9,800
Exercised	-	-	-	-	-	(850)	-	-
Forfeited	(12,000)	-	(7,500)	(4,000)	(20,180)	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2008	37,580	27,250	28,300	192,500	185,688	7,709	19,918	9,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(15,000)	-	-	(10,000)	(47,037)	-	(14,167)	(5,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2009	22,580	27,250	28,300	182,500	138,651	7,709	5,751	4,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	-	-	-	(10,000)	(13,834)	(1,750)	-	-
Expired	(22,580)	(27,250)	(28,300)	(172,500)	(124,817)	(5,959)	(5,751)	(4,800)
Outstanding at December 31, 2010	-	-	-	-	-	-	-	-

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

(In number of options) Exercise price	2003 Plans
	€6.70	€6.70	€7.60	€8.10	€9.30	€10.90	€11.20	€11.10
Exercise period
From	03/07/04 03/07/07	07/01/06 07/01/07	06/18/04 06/18/07	07/01/04 07/01/07	09/01/04 09/01/07	10/01/04 10/01/07	11/14/04 11/14/07	12/01/04 12/01/07
To	03/06/11 03/06/11	06/30/07 06/30/08	06/17/11 06/17/11	06/30/11 06/30/11	08/31/11 08/31/11	09/30/11 09/30/11	11/13/11 11/13/11	11/30/11 11/30/11
Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	-	-	-	-	-	-
Forfeited	(1,583,230)	(17,193)	-	-	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(1,221,749)	(111)	(6,944)	(473)	(1,603)	-	-	(562)
Forfeited	(1,142,822)	(605)	(31,654)	(23,951)	(6,300)	(29,376)	(2,000)	(37,300)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	21,671,314	809,411	299,602	29,526	141,497	71,974	61,600	163,988
Exercised	(1,566,542)	(147)	(10,746)	(1,842)	(833)	-	-	-
Forfeited	(477,617)	(467)	(10,378)	(5,434)	(2,735)	(10,291)	(1,500)	(29,501)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	19,627,155	808,797	278,478	22,250	137,929	61,683	60,100	134,487
Exercised	(2,097,255)	(14,658)	(24,573)	(9,154)	(2,062)	(906)	-	(7,660)
Forfeited	(362,806)	(317)	(4,164)	(1,001)	(7,641)	(4,594)	(49,500)	(34,616)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	17,167,094	793,822	249,741	12,095	128,226	56,183	10,600	92,211
Exercised	(2,346,976)	(175,884)	(17,098)	(4,399)	-	-	-	-
Forfeited	(417,460)	(257,203)	(4,378)	(2,695)	(4,763)	(4,865)	(2,000)	(17,000)
Expired	-	(34,358)	-	-	-	-	-	-
Outstanding at December 31, 2007	14,402,658	326,377	228,265	5,001	123,463	51,318	8,600	75,211
Exercised	(100)	(150)	-	-	-	-	-	-
Forfeited	(2,160,900)	(9,096)	(14,813)	-	(2,100)	(3,000)	(1,300)	(9,973)
Expired	-	(317,131)	-	-	-	-	-	-
Outstanding at December 31, 2008	12,241,658	-	213,452	5,001	121,363	48,318	7,300	65,238
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,057,691)	-	(12,450)	-	(1,600)	1,500	(2,300)	(4,750)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2009	11,183,967	-	201,002	5,001	119,703	46,818	5,000	60,488
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,142,002)	-	(13,000)	-	-	(3,800)	-	(15,250)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2010	10,041,965	-	188,002	5,001	119,703	43,018	5,000	45,238

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

(In number of options) Exercise price	2004 Plans
	€13.20	€13.10	€12.80	€11.70	€9.90	€9.80	€11.20	€11.90
Exercise period
From	03/10/05 03/10/08	04/01/05 04/01/08	05/17/05 05/17/08	07/01/05 07/01/08	09/01/05 09/01/08	10/01/05 10/01/08	11/12/05 11/12/08	12/01/05 12/01/08
To	03/09/12 03/09/12	03/31/12 03/31/12	05/16/12 05/16/12	06/30/12 06/30/12	08/31/12 08/31/12	09/30/12 09/30/12	11/11/12 11/11/12	11/30/12 11/30/12
Granted	18,094,315	48,100	65,100	313,450	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	-	-	-
Forfeited	(724,065)	(7,350)	(2,550)	(13,500)	-	-	-	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2004	17,370,250	40,750	62,550	299,950	38,450	221,300	69,600	42,900
Exercised	-	-	-	-	-	(300)	-	-
Forfeited	(1,017,737)	(11,292)	(6,050)	(22,450)	(1,300)	(27,700)	(800)	(5,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2005	16,352,513	29,458	56,500	277,500	37,150	193,300	68,800	37,900
Exercised	(700)	-	-	(2,399)	(822)	(11,330)	-	-
Forfeited	(1,131,200)	(3,467)	(3,750)	(10,638)	(5,778)	(44,297)	(6,100)	(1,938)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2006	15,220,613	25,991	52,750	264,463	30,550	137,673	62,700	35,962
Exercised	-	-	-	-	-	(7,148)	-	-
Forfeited	(1,070,056)	(5,191)	(3,000)	(60,462)	(1,000)	(28,757)	(30,000)	(2,162)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2007	14,150,557	20,800	49,250	204,001	29,550	101,768	32,700	33,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(927,741)	(3,000)	(4,349)	(6,051)	(500)	(11,979)	(6,000)	-
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2008	13,222,816	17,800	44,901	197,950	29,050	89,789	26,700	33,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(2,318,253)	(1,500)	(5,000)	(21,250)	-	(8,601)	(1,200)	(3,500)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2009	10,904,563	16,300	39,901	176,700	29,050	81,188	25,500	30,300
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,118,795)	-	-	(7,807)	(3,000)	(6,000)	(1,700)	(1,300)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2010	9,785,768	16,300	39,901	168,893	26,050	75,188	23,800	29,000

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

(In number of options) Exercise price	2005 Plans
	€11.41	€10.00	€8.80	€9.80	€10.20
Exercise period
From	01/03/06 01/03/09	03/10/06 03/10/09	06/01/06 06/01/09	09/01/06 09/01/09	11/14/06 11/14/09
To	01/02/13 01/02/13	03/09/13 03/09/13	05/31/13 05/31/13	08/31/13 08/31/13	11/13/13 11/13/13
Granted	497,500	16,756,690	223,900	72,150	54,700
Exercised	-	-	-	-	-
Forfeited	(17,400)	(707,210)	(8,800)	-	-
Expired	-	-	-	-	-
Outstanding at December 31, 2005	480,100	16,049,480	215,100	72,150	54,700
Exercised	(7,558)	(158,438)	(965)	-	-
Forfeited	(61,087)	(654,528)	(27,243)	(7,100)	(9,600)
Expired	-	-	-	-	-
Outstanding at December 31, 2006	411,455	15,236,514	186,892	65,050	45,100
Exercised	-	(133,932)	(6,611)	-	-
Forfeited	(40,427)	(1,080,029)	(32,480)	(5,900)	(4,600)
Expired	-	-	-	-	-
Outstanding at December 31, 2007	371,028	14,022,553	147,801	59,150	40,500
Exercised	-	-	-	-	-
Forfeited	(10,671)	(912,558)	(8,720)	(2,638)	(9,000)
Expired	-	-	-	-	-
Outstanding at December 31, 2008	360,357	13,109,995	139,081	56,512	31,500
Exercised	-	-	-	-	-
Forfeited	(33,468)	(966,029)	(18,446)	(6,262)	(7,016)
Expired	-	-	-	-	-
Outstanding at December 31, 2009	326,889	12,143,966	120,635	50,250	24,484
Exercised	-	-	-	-	-
Forfeited	(17,000)	(1,805,614)	(6,750)	(11,000)	-
Expired	-	-	-	-	-
Outstanding at December 31, 2010	309,889	10,338,352	113,885	39,250	24,484

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

(In number of options) Exercise price	2006 Plans
	€11.70	€12.00	€9.30	€10.40
Exercise period
From	03/08/07 03/08/10	05/15/07 05/15/10	08/16/07 08/16/10	11/08/07 11/08/07
To	03/07/14 03/07/14	05/14/14 05/14/14	08/15/14 08/15/14	11/07/14 11/07/14
Granted	17,009,320	122,850	337,200	121,100
Exercised	-	-	-	-
Forfeited	(482,130)	(7,100,)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2006	16,527,190	115,750	337,200	121,100
Exercised	-	-	-	-
Forfeited	(1,272,052)	(11,288)	(42,180)	(19,500)
Expired	-	-	-	-
Outstanding at December 31, 2007	15,255,138	104,462	295,020	101,600
Exercised	-	-	-	-
Forfeited	(1,083,347)	(3,468)	(8,770)	(5,000)
Expired	-	-	-	-
Outstanding at December 31, 2008	14,171,791	100,994	286,250	96,600
Exercised	-	-	-	-
Forfeited	(837,631)	(6,052)	(8,864)	(8,000)
Expired	-	-	-	-
Outstanding at December 31, 2009	13,334,160	94,942	277,386	88,600
Exercised	-	-	-	-
Forfeited	(1,189,860)	(9,000)	(13,636)	(23,779)
Expired	-	-	-	-
Outstanding at December 31, 2010	12,144,300	85,942	263,750	64,821

(In number of options) Exercise price	2007 Plans
	€10.00	€9.10	€9.00	€6.30
Exercise period
From	03/11/08 03/11/11	03/28/08 03/28/11	08/16/08 08/16/11	11/15/08 11/15/08
To	03/10/15 03/10/15	03/27/15 03/27/15	08/15/15 08/15/15	11/14/15 11/14/15
Granted	204,584	40,078,421	339,570	294,300
Exercised	-	-	-	-
Forfeited	(17,500)	(1,349,135)	-	-
Expired	-	-	-	-
Outstanding at December 31, 2007	187,084	38,729,286	339,570	294,300
Exercised	-	-	-	-
Forfeited	(17,373)	(3,822,248)	(42,417)	(80,000)
Expired	-	-	-	-
Outstanding at December 31, 2008	169,711	34,907,038	297,153	214,300
Exercised	-	-	-	-
Forfeited	(2,958)	(2,309,056)	(30,274)	(1,126)
Expired	-	-	-	-
Outstanding at December 31, 2009	166,753	32,597,982	266,879	213,174
Exercised	-	-	-	-
Forfeited	(21,800)	(4,425,899)	(37,673)	(62,951)
Expired	-	-	-	-
Outstanding at December 31, 2010	144,953	28,172,083	229,206	150,223

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

(In number of options) Exercise price	2008 Plans
	€3.80	€3.80	€4.40	€3.90	€2.00
Exercise period
From	03/25/09 03/25/12	04/04/09 04/04/12	07/01/09 07/01/12	09/17/09 09/17/12	12/31/09 12/31/12
To	03/24/16 03/24/16	04/03/16 04/03/16	06/30/16 06/30/16	09/16/16 09/16/16	12/30/16 12/30/16
Granted	47,987,716	800,000	223,700	250,000	2,052,400
Exercised	(5,000)	-	-	-	-
Forfeited	(2,543,315)	-	-	-	-
Expired	-	-	-	-	-
Outstanding at December 31, 2008	45,439,401	800,000	223,700	250,000	2,052,400
Exercised	-	-	-	-
Forfeited	(2,228,953)	(316,667)	(18,167)	-	(15,800)
Expired	-	-	-	-	-
Outstanding at December 31, 2009	43,210,448	483,433	205,533	250,000	2,036,600
Exercised	-	-	-	-	(11,091)
Forfeited	(4,032,916)	-	(39,750)	-	(20,392)
Expired	-	-	-	-	-
Outstanding at December 31, 2010	39,177,532	483,333	165,783	250,000	2,005,117

(In number of options) Exercise price	2009 Plans
	€2.00	€2.00	€2.90	€2.50
Exercise period
From	03/18/10 03/18/13	07/01/10 07/01/13	10/01/10 10/01/13	12/01/10 12/01/13
To	03/17/17 03/17/17	06/30/17 06/30/17	09/30/17 09/30/17	11/30/17 11/30/17
Granted	52,387,510	443,500	282,500	108,400
Exercised	(2,000)	-	-	-
Forfeited	(1,971,000)	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2009	50,414,510	443,500	282,500	108,400
Exercised	(204,623)	(3,873)	-	-
Forfeited	(2,916,592)	(34,902)	(23,000)	(7,000)
Expired	-	-	-	-
Outstanding at December 31, 2010	47,293,295	404,725	259,500	101,400

(In number of options) Exercise price	2010 Plans
	€2.40	€2.20	€2.30	€2.20
Exercise period
From	03/17/11 03/17/14	07/01/11 07/01/14	10/01/11 10/01/14	12/09/11 12/09/14
To	03/16/18 03/16/18	06/30/18 06/30/18	09/30/18 09/30/18	12/08/18 12/08/18
Granted	18,734,266	721,000	851,000	125,500
Exercised	-	-	-	-
Forfeited	(559,284)	(6,000)	(3,000)	-
Expired	-	-		-
Outstanding at December 31, 2010	18,174,982	715,000	848,000	125,500

The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel-Lucent shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

The following table sets forth the U.S. and Canadian companies (other than Lucent) that issued these plans, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2010, the weighted average exercise price and the weighted average exercise period.

		Outstanding options			Exercisable options
Company	Exercise price	Number outstanding at December 31, 2010 (1)	Weighted remaining exercise period (years)	Weighted average exercise price	Number exercisable at December 31, 2010 (1)	Weighted average exercise price
Astral Point	€9.95 - €18.07	14,281	0.88	12.05	14,281	12.05
Telera	€6.36	26,074	0.62	6.36	26,074	6.36
TiMetra	€0.53 - €7.97	1,019,477	2.34	7.15	1,019,477	7.15
Spatial Wireless	€0.24 - €9.10	298,456	3.28	4.27	298,456	4.27
Total number of options		1,358,288			1,358,288

(1)	In number of Alcatel-Lucent shares.

Upon exercise, Alcatel-Lucent will issue new ADSs (and, consequently, shares).

Former Lucent stock-based awards

As indicated in the business combination agreement with Lucent, each outstanding option to purchase shares granted under Lucent’s compensation or benefit plans or agreements pursuant to which shares may be issued (excluding the Lucent 2001 employee stock purchase plan), whether vested or not vested, was converted into a right to acquire the number of Alcatel-Lucent ordinary shares determined by applying the exchange ratio used in the transaction. The exercise price is equal to the product of (a) the quotient of (i) the U.S. dollar exercise price per share otherwise purchasable pursuant to such Lucent stock option, divided by (ii) the exchange ratio, multiplied by (b) the euro exchange rate of €1.22.

Stock option activity for former Lucent plans is as follows:

(In number of options) Exercise price	Former Lucent plans
	€9.35	€10.89	€15.28	€12.40
Exercise period
From	11/01/07	12/01/06	12/01/06	12/01/06
To	10/31/13	11/30/12	11/30/11	11/30/10
Outstanding at December 1, 2006	6,088,483	4,576,237	8,010,525	7,658,168
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	(73,030)	(21,892)	(19,751)	(12,200)
Outstanding at December 31, 2006	6,015,453	4,554,345	7,990,774	7,645,968
Exercised	(11,636)	(9,738)	-	-
Forfeited	(1,195,101)	(418,932)	(696,150)	(657,127)
Expired	-	-	-	-
Outstanding at December 31, 2007	4,808,716	4,125,675	7,294,624	6,988,841
Exercised	-	-	-	-
Forfeited	(1,098,706)	(670,857)	(829,853)	(800,785)
Expired	-	-	-	-
Outstanding at December 31, 2008	3,710,010	3,454,818	6,464,771	6,188,056
Exercised	-	-	-	-
Forfeited	(427,337)	(401,399)	(757,041)	(737,100)
Expired	-	-	-	-
Outstanding at December 31, 2009	3,282,673	3,053,419	5,707,730	5,450,956
Exercised	-	-	-	-
Forfeited	(381,860)	(368,644)	(618,843)	-
Expired	-	-	-	(5,450,956)
Outstanding at December 31, 2010	2,900,813	2,684,775	5,088,887	-

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

(In number of options) Exercise price	Former Lucent plans
	€61.93	€224.93	€0.28 to 10.00	€10.01 to 20.00	€20.01 and more
Exercise period
From	12/01/06	12/01/06	12/01/06	12/01/06	12/01/06
To	12/25/10	05/31/10	12/03/06	12/01/06	12/01/06
			05/03/14	12/01/14	01/05/12
Outstanding at December 1, 2006	1,484,527	1,260,610	1,392,124	662,880	10,776,344
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Expired	-	(150)	(3,804)	(35,117)	(64,652)
Outstanding at December 31, 2006	1,484,527	1,260,460	1,388,320	627,763	10,711,692
Exercised	-	-	(164,608)	-	-
Adjustment	-	-	-	126,355	(126,355)
Forfeited	(1,504)	(110,367)	(519,079)	-	(2,445,915)
Expired	-	-	-	-	-
Outstanding at December 31, 2007	1,483,023	1,150,093	704,633	754,118	8,139,422
Exercised	-	-	(9,296)	-	-
Forfeited	(107,021)	(12,779)	(224,271)	(233,239)	(3,508,464)
Expired	-	-	-	-	-
Outstanding at December 31, 2008	1,376,002	1,137,314	471,066	520,879	4,630,958
Exercised	-	-	(3,526)	-	-
Forfeited	(62,003)	(2,187)	(22,206)	(101,464)	(1,628,781)
Expired	-	-	-	-	-
Outstanding at December 31, 2009	1,313,999	1,135,127	445,334	419,415	3,002,177
Exercised	-	-	(3,620)	-	-
Forfeited	-	-	(199,525)	(82,473)	(1,939,241)
Expired	(1,313,999)	(1,135,127)	-	-	-
Outstanding at December 31, 2010	-	-	242,189	336,942	1,062,936

e/ Share-based payments

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

Assumptions for the plans representing more than 1,000,000 outstanding options related to historical Alcatel (before December 1, 2006) and Alcatel-Lucent (after December 1, 2006) are as follows:

—	expected volatility: 32% for the March 2006 plan, 33% for the March 2007 plan, 45% for the March 2008 plan, 64% for the March 2009 plan and 45% for the March 2010 plan;

—	risk-free rate: 3.50% for the March 2006 plan, 4% for the March 2007 plan, 3.90% for the March 2008 Plan, 3.00% for the March 2009 and March 2010 plans; and

—	distribution rate on future income: 1% for March 2006 plan and 0.8% for later years.

Based on these assumptions, the fair values of historical Alcatel options (before December 1, 2006) and Alcatel-Lucent options (after December 1, 2006) used in the calculation of compensation expense for share-based payments are as follows:

—	March 2006 plan with an exercise price of €11.70: fair value of €3.77;

—	March 2007 plan with an exercise price of €9.10: fair value of €3.04;

—	March 2008 plan with an exercise price of €3.80: fair value of €1.50;

—	March 2009 plan with an exercise price of €2.00: fair value of €0.49;

—	March 2009 all employees plan with an exercise price of €2.00: fair value of €0.46;

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

—	March 2010 plan with an exercise price of €2.40: fair value of €0.95; and

—	Other plans have fair values between €0.69 and €3.74 and a weighted average fair value of €1.45.

Lucent stock-based awards

The fair values were recalculated at November 30, 2006, the business combination date, with the following assumptions:

—	expected volatility: 26.20% to 32.37% depending on the remaining life of the options;
—	risk-free rate: 3.35% to 3.62% depending on the remaining life of the options; and

—	distribution rate on future income: 0.8%.

The estimated fair value of outstanding stock awards as of November 30, 2006 amounted to €133 million, consisting of €96 million for vested options and €37 million for unvested options.

Impact on income (loss) from operating activities of share-based payments resulting from stock options, stock purchase plans and restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	2010	2009	2008
Compensation expense for share-based payments	39	59	89
Presented in the income statement:
• cost of sales	10	14	20
• administrative and selling expenses	18	27	40
• research and development costs	11	17	25
• restructuring costs	-	1	4
Of which equity settled	38	58	88
Of which cash settled (1)	1	1	1

(1)	French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2

Vesting conditions:

The following rules are applicable to all plans granted by historical Alcatel in 2006 and by Alcatel-Lucent in 2007, 2008 and 2009 except for the March 2009 all employees plan and for options granted after May 2008 to Management Committee members:

—

vesting is gradual: options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and, for each month after the first year, 1/48 of the options are vested if the employee remains employed by the Group; and

—

exercise period depends on country: in some countries, stock options can be exercised as soon as they are vested; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

Vesting conditions for the March 2009 all employees plan:

On March 18, 2009, our Board of Directors authorized the grant of 400 stock options to all of our employees, subject to compliance with the relevant laws of the countries where the beneficiaries work. The following rules are applicable:

—	these options will vest, subject to the service conditions, in two successive tranches, at 50% per year over two years; and

—

exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

Vesting conditions for options granted after May 2008 to Management Committee members:

The following rules are applicable to all plans granted after May 2008 by Alcatel-Lucent to Management Committee members:

—	vesting is gradual: options vest linearly over 4 years (25% per year);

—

exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date; and

—

in compliance with the commitment made by our Board of Directors at the Annual Shareholders’ Meeting held on May 30, 2008, 50% of options granted after this date to Management Committee members are also subject to an additional exercisability condition linked to the performance of Alcatel-Lucent shares. The share price of Alcatel-Lucent shares will be measured yearly in relation to a representative sample of 14 peer group companies that are solution and service providers in the telecommunications equipment sector (this figure may be revised in line with market changes). The number of vested stock options that will be exercisable will be measured annually in proportion to our stock price’s performance as compared to our peer group. This annual measurement will occur over a four-year period, beginning from the grant date. At the Board meeting closest to the end of each twelve month period, our Board, after consultation with the Compensation Committee, will determine whether or not the stock performance target has been met for the prior year, based on an annual study conducted by a third party consulting firm.

Vesting conditions for options granted after June 2010

The following rules are applicable to all plans granted after June 2010 by Alcatel-Lucent except for options granted to Management Committee members:

—	vesting is gradual: for employees with a French employment contract, options vest in successive portions over 4 years, for which

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

50% of the options are vested if the employee remains employed after 2 years, 25% after 3 years and 25% after 4 years. For other employees, options vest in successive portions over 4 years, for which 25% of the options are vested if the employee remains employed after 12 months and for each month after the first year, 1/48 of the options are vested if the employee remains employed by the Group; and

—

exercise period depends on country: in some countries, stock options can be exercised as soon as they are vested; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

Plans related to acquired companies

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

Conditions of settlement:

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

Stock option plans covered by IFRS 2 (excluding all Lucent plans) and the change in number of stock options generating compensation expense are:

(In number of options) Exercise price	2006 Plans		2007 Plans		2008 Plans
	€11.70	€9.30 to 12.00	€9.10	€6.30 to 10.0	€3.80	€2.00 to 4.40
Exercise period
From	03/08/07 03/08/10	05/15/07 11/08/10	03/28/08 03/28/11	03/01/08 11/15/11	03/25/09 03/25/12	04/04/09 12/31/12
To	03/07/14 03/07/14	05/14/14 11/07/14	03/27/15 03/27/15	02/28/15 11/14/15	03/24/16 03/24/16	04/03/16 12/30/16
Outstanding at December 31, 2005	-	-	-	-	-	-
Granted	17,009,320	581,150	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	(482,130)	(7,100)	-	-	-	-
Expired	-	-	-	-	-	-
Outstanding at December 31, 2006	16,527,190	574,050	-	-	-	-
Granted	-	-	40,078,421	838,454	-	-
Exercised	-	-	-	-	-	-
Forfeited	(1,272,052)	(72,968)	(1,349,135)	(17,500)	-	-
Expired	-	-	-	-	-	-
Outstanding at December 31, 2007	15,255,138	501,082	38,729,286	820,954	-	-
Granted	-	-	-	-	47,987,716	3,326,100
Exercised	-	-	-	-	(5,000)	-
Forfeited	(1,083,347)	(17,238)	(3,822,248)	(139,790)	(2,543,315)	-
Expired	-	-	-	-	-	-
Outstanding at December 31, 2008	14,171,791	483,844	34,907,038	681,164	45,439,401	3,326,100
Granted
Exercised	-	-	-	-	-	-
Forfeited	(837,631)	(22,916)	(2,309,056)	(34,358)	(2,228,953)	(350,634)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2009	13,334,160	460,928	32,597,982	646,806	43,210,448	2,975,466
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	(11,091)
Forfeited	(1,189,860)	(46,415)	(4,425,899)	(122,424)	(4,032,916)	(60,142)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2010	12,144,300	414,513	28,172,083	524,382	39,177,532	2,904,233
Of which could be exercised	12,144,300	414,513	27,772,357	415,623	27,743,021	764,553
Average share price at exercise during the period	-	-	-	-	-	€2.27

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

(In number of options) Exercise price	2009 Plans			2010 Plans		Total 2006 to 2010 plans
	€2.00	€2.00	€2.00 to 2.90	€2.40	€2.20 to €2.30
Exercise period
From	03/18/10 03/18/13	03/18/10 03/18/13	07/01/10 12/01/13	03/17/11 03/17/14	07/01/11 12/09/14
To	03/17/17 03/17/17	03/17/17 03/17/17	06/30/17 11/30/17	03/16/18 03/16/18	06/30/18 12/08/18
Outstanding at December 31, 2005	-	-	-	-	-	-
Granted	-	-	-	-	-	17,590,470
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	(489,230)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2006	-	-	-	-	-	17,101,240
Granted	-	-	-	-	-	40,916,875
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	(2,711,655)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2007	-	-	-	-	-	55,306,460
Granted	-	-	-	-	-	51,313,816
Exercised	-	-	-	-	-	(5,000)
Forfeited	-	-	-	-	-	(7,605,938)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2008	-	-	-	-	-	99,009,338
Granted	30,656,400	21,731,110	834,400	-	-	53,221,910
Exercised	(2,000)	-	-	-	-	(2,000)
Forfeited	(1,971,000)	-	-	-	-	(7,754,548)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2009	28,683,400	21,731,110	834,400	-	-	144,474,700
Granted	-	-	-	18,734,266	1,697,500	20,431,766
Exercised	(50,230)	(154,393)	(3,873)	-	-	(219,587)
Forfeited	(1,638,782)	(1,277,810)	(64,902)	(559,284)	(9,000)	(13,427,434)
Expired	-	-	-	-	-	-
Outstanding at December 31, 2010	26,994,388	20,298,907	765,625	18,174,982	1,688,500	151,259,445
Of which could be exercised	13,754,355	8,441,464	257,667	-	-	91,707,853
Average share price at exercise during the period	€2.47	€2.44	€2.44	-	-	€2.44

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

For Lucent stock option plans covered by IFRS 2, the changes in number of stock options generating compensation expense are:

(In number of options) Exercise price	Lucent plans			Total
	€9.35	€0.28 to 10.00	€10.01 to 20.00
Exercise period
From	11/01/07	12/01/06	12/01/06
To	10/31/13	12/03/06	12/01/06
		05/03/14	02/01/14
Outstanding at December 1, 2006	6,088,483	283,121	606,827	6,978,431
Granted	-	-	-	-
Exercised	-	-	-	-
Expired/Forfeited	(73,030)	-	(185)	(73,215)
Outstanding at December 31, 2006	6,015,453	283,121	606,642	6,905,216
Granted	-	-	-	-
Exercised	(11,636)	(95,532)	-	(107,168)
Expired/Forfeited	(1,195,101)	(59,667)	(350,903)	(1,605,671)
Outstanding at December 31, 2007	4,808,716	127,922	255,739	5,192,377
Granted	-	-	-	-
Exercised	-	(143)	-	(143)
Expired/Forfeited	(1,098,706)	(58,726)	(169,054)	(1,326,486)
Outstanding at December 31, 2008	3,710,010	69,053	86,685	3,865,748
Granted	-	-	-	-
Exercised	-	(67)	-	(67)
Expired/Forfeited	(427,337)	(60,582)	(66,007)	(553,926)
Outstanding at December 31, 2009	3,282,673	8,404	20,678	3,311,755
Granted	-	-	-	-
Exercised	-	(68)	-	(68)
Expired/Forfeited	(381,860)	(3,766)	(4,066)	(389,692)
Outstanding at December 31, 2010	2,900,813	4,570	16,612	2,921,995
Of which could be exercised	2,900,813	4,570	16,612	2,921,995
Average share price at exercise during the period	-	€2.37	-	€2.37

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

Based on this assumption, the fair values of Alcatel-Lucent performance shares used in the calculation of compensation expense for share-based payments are as follows:

—	September 17, 2008 plan: fair value of €3.05;

—	October 29, 2008 plan: fair value of €1.63;

—	March 18, 2009 plan: fair value of €1.19; and

—	March 17, 2010 plan: fair value of €2.40.

Vesting conditions:

The following rules are applicable to all performance share plans granted by Alcatel-Lucent:

—

service condition: For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office in France, his/her performance shares will vest at the end of a two-year vesting period. Such performance shares will be available following the expiration of a two-year holding period. For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office outside of France, the vesting period is four years, with no additional holding period; and

—

performance condition: Evaluation of the Group’s performance must be based on the same criteria as those used for the Global Annual Incentive Plan. For each of the criteria, quantified targets will be fixed at the start of each year for the current fiscal year. At the end of the two or four-year vesting periods, so long as the beneficiary has been an employee of the Group for two years (with limited exceptions) the number of performance shares that will vest will depend on the achievement, based on an average, of the annual Group performance targets set by our Board for the two or four-year periods.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23

Conditions of settlement:

All performance shares granted by Alcatel-Lucent are exclusively settled in shares.

Number of performance shares granted and changes in number of performance shares

Performance shares covered by IFRS 2 and the change in number of performance shares generating compensation expense are:

(In number of performance shares) Grant date	17/09/2008	29/10/2008	18/03/2009	17/03/2010
Outstanding at December 31, 2007	-	-	-	-
Granted	100,000	250,000	-	-
Acquired	-	-		-
Forfeited	-	-	-	-
Outstanding at December 31, 2008	100,000	250,000	-	-
Granted	-	-	6,982,956	-
Acquired	-	-	-	-
Forfeited	-	-	-	-
Outstanding at December 31, 2009	100,000	250,000	6,982,956	-
Granted	-	-	-	7,314,502
Acquired	(100,000)	-	(375)	-
Forfeited	-	-	(491,899)	(245,781)
Outstanding at December 31, 2010	-	250,000	6,490,682	7,068,721

f/ Treasury stock

Alcatel-Lucent established a buy-back program for the ordinary shares, authorized at the shareholders’ annual general meetings held on September 7, 2006, June 1, 2007 and renewed at the shareholders’ annual general meeting held on June 1, 2010, for the purpose of allocating those shares to employees of the Group under the terms provided by law, of honouring obligations arising from the issuance of securities conferring a right to the capital of the company or for use in an exchange or as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and the authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2010 (no shares were purchased in 2009 or 2008).

The carrying value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was €1,566 million at December 31, 2010 (€1,567 million at December 31, 2009 and €1,566 million at December 31, 2008). They are deducted at cost from retained earnings.

g/ Non-controlling interests

(In millions of euros)
Balance at December 31, 2007	515
Other changes (1)	34
Non-controlling interests in 2008 income	42
Balance at December 31, 2008	591
Other changes (1)	(42)
Non-controlling interests in 2009 income	20
Balance at December 31, 2009	569
Other changes (1)	49
Non-controlling interests in 2010 income	42
Balance at December 31, 2010	660

(1)	This amount primarily relates to net gains (losses) recognized directly in equity attributable to non-controlling interests.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

NOTE 24     COMPOUND FINANCIAL INSTRUMENTS

Compound financial instruments (convertible bonds)

(In millions of euros)	Oceane 2015			Oceane 2011
	31/12/2010	31/12/2009	31/12/2008	31/12/2010	31/12/2009	31/12/2008
Statement of financial position
Equity component	177	211	-	-	23	56
Equity	177	211	-	-	23	56
Convertible bonds - due after one year	823	789	-	-	815	1,002
Convertible bonds - due within one year and interest paid and payable	25	16	-	857	39	49
Financial debt	848	805	-	857	854	1,051
Income statement			-
Finance costs relating to gross debt	(84)	(25)	-	(42)	(53)	(74)

(In millions of euros)	7.75 % Lucent			2.875 % Series A, Lucent			2.875 % Series B, Lucent
	31/12/2010	31/12/2009	31/12/2008	31/12/2010	31/12/2009	31/12/2008	31/12/2010	31/12/2009	31/12/2008
Statement of financial position
Equity component	84	87	109	25	7	208	263	254	272
Equity	84	87	109	25	7	208	263	254	272
Convertible bonds - due after one year	630	578	654	48	-	345	420	381	386
Convertible bonds - due within one year and interest paid and payable	2	2	3	-	362	1	1	1	1
Financial debt	632	580	657	48	362	346	421	382	387
Income statement
Finance costs relating to gross debt	(62)	(58)	(64)	(13)	(31)	(22)	(29)	(27)	(24)

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

The OCEANE bonds are considered a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €861 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at €161 million at the date of issuance.

The costs that relate to the issuance of a compound financial instrument are allocated to the component parts in proportion to the allocation of proceeds. The costs to be allocated to the debt component were valued at €13 million. Thus the carrying value of the debt component at the date of issuance was €848 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to €174 million, is amortized within finance costs over the life of the debt.

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

Thus the amount to be amortized within finance costs decreased by €44 million and the effective rate of interest of the debt component dropped from 7.83% as of December 31, 2008 to 5.19% as of December 31, 2009 and December 31, 2010.

The amortization described above increased the interest cost of the OCEANE bonds by €3 million in 2010, €7 million in 2009 and €25 million in 2008.

12,627,240 bonds were repurchased during the third and the fourth quarters of 2009 (see Note 26).

1,148 bonds were converted in December 2010 with a corresponding issuance of 1,148 new shares.

The remaining 50,563,631 bonds as of December 31, 2010 were redeemed on January 1, 2011 for an amount of €818 million.

At December 31, 2010, the fair value of the debt component of the remaining OCEANE bonds was €857 million (see Note 26h) and the market value of the remaining OCEANE bonds was €857 million (€883 million and €883 million respectively as of December 31, 2009, €849 million and €859 million respectively as of December 31, 2008).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

b/ OCEANE issued by Alcatel-Lucent

On September 10, 2009, Alcatel-Lucent issued 309,597,523 bonds having a nominal value of €3.23 each, convertible into new or existing ordinary shares (OCEANE) for a total value of €1,000 million. These bonds mature on January 1, 2015 and bear interest at a rate of 5.00% per annum.

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

The OCEANE bonds are considered as a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €800 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in shareholders’ equity was valued at €200 million at the date of issuance.

The costs to be allocated to the debt component were valued at €21 million. Thus the carrying value of the debt component at the date of issuance was €779 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to €221 million, is amortized within finance costs over the life of the debt.

The amortization described above increased the interest cost of the OCEANE bonds by €34 million in 2010 (€10 million in 2009).

The effective rate of interest of the debt component is 10.54% including debt issuance costs.

At December 31, 2010, the fair value of the debt component of the OCEANE bonds was €900 million (see Note 26h) and the market value of the OCEANE bonds was €1,053 million (€829 million and €1,108 million repectively as of December 31, 2009).

Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

Alcatel-Lucent launched a joint solicitation of consent from holders of record as of December 14, 2006, of Lucent’s 2.75% Series A Convertible Senior Debentures due 2023 and 2.75% Series B Convertible Senior Debentures due 2025 (collectively, the “Debentures”) to amend the Indenture for the Debentures, in return for a full and unconditional guaranty from Alcatel-Lucent, which is unsecured and subordinated to its senior debt, a one-time adjustment to the conversion ratio, a further adjustment to the conversion ratios upon cash dividends or distributions on Alcatel-Lucent ordinary shares in excess of €0.08 per share annually and a change of the interest rate to 2.875% from 2.75%.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at December 31, 2010	U.S.$ 94,969,668	U.S.$ 880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	U.S.$ 16.75	U.S.$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

In June 2009, we re-assessed the reliability of the future estimated cash flows from Lucent’s 2.875 % Series A convertible debentures. Based upon the remaining period until the next optional redemption date (i.e. June 15, 2010), the current and recent share price and other market data, we considered as a reliable estimate that bondholders would redeem the bonds on the optional redemption date. Therefore, the estimated future cash flows associated with this convertible debenture were changed and the accounting presentation was amended in accordance with IAS 39 requirements. This change in estimates represented an “other financial loss” of US$233 million (€175 million-see Note 8) and a corresponding increase in the carrying value of this financial debt compared to December 31, 2008 (see Note 26).

The effective rate of interest of the debt component is 6.78% for Series A and 6.82% for Series B.

Some of the Series A debentures were repurchased during the first quarter of 2010 and the third and the fourth quarters of 2009 through open market purchases (see Note 26).

The outstanding nominal value of the Series A convertible debentures was US$455 million just before June 15, 2010. By this date, a nominal value of US$360 million of Series A debentures had been presented for reimbursement. The US$360 million plus accrued interest was paid in cash to the bondholders. At June 30, 2010 and for the remaining US$95 million of bonds outstanding, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining debentures. This is because the next optional redemption date of June 15, 2015 is too far in the future and too many uncertainties exist concerning Alcatel-Lucent’s share price and other market data to envisage the redemption of these debentures as of June 15, 2015. Thus, and as prescribed by IAS 39, we applied the initial accounting treatment and adjusted the carrying amount of the outstanding Series A convertible debentures, using the contractual cash flows up to the contractual maturity date of the debentures, that is June 15, 2023. A profit of US$32 million (€24 million-see Note 8) was recognized in “Other financial income (loss)” in the second quarter of 2010, resulting in a corresponding decrease in the carrying value of the Series A convertible debentures.

At December 31, 2010, the fair value of the debt component of the remaining convertible bonds (see Note 26h) was €71 million for

Series A and €578 million for Series B (€350 million and €450 million respectively as of December 31, 2009 and €375 million and €220 million respectively as of December 31, 2008) and the market value of the remaining convertible bonds was €71 million for Series A and €621 million for Series B (€350 million and €524 million respectively as of December 31, 2009 and €437 million and €296 million respectively as of December 31, 2008).

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal year 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of U.S.$1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

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

Conversion ratio	40.3306
Conversion price	U.S.$24.80
Redemption period at Lucent’s option	After March 19, 2007
Maturity date	March 15, 2017

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

The effective rate of interest of the debt component is 9.81%.

Some of these bonds were repurchased during the fourth quarter of 2008 and during the first quarter of 2009 (see Note 26).

At December 31, 2010, the fair value of the debt component of the remaining convertible bonds (see Note 26h) was €615 million and the market value of the remaining convertible bonds was €617 million (€490 million and €502 million respectively as of December 31, 2009 and €198 million and €241 million respectively as of December 31, 2008).

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

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were €113 million for 2010 (€84 million for 2009 and €78 million for 2008).

Defined benefit plans

These plans have differing characteristics:

—	life annuity: the retirees benefit from receiving a pension during their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States;

—	lump-sum payment on the employee’s retirement or departure. These plans are to be found primarily in France, Belgium and Italy; and

—

post-employment medical care during retirement. In the United States, Alcatel-Lucent reimburses medical expenses of certain retired employees and provides to retired employees with group life benefits.

Pensions and retirement obligations are determined in accordance with the accounting policies presented in Note 1k.

For former Lucent activities, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, a majority of which are located in the U.S., as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from the traditional program to the cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid post-retirement health and Group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive post-retirement Group life and health care benefits. As from January 1, 2008, no new entrants are allowed into the defined benefit plan for management retirees. On October 21, 2009, Alcatel-Lucent USA Inc. froze the US defined benefit management pension plan and the US supplemental pension plan effective January 1, 2010. No additional benefits will accrue in these plans after December 31, 2009.

a/ Actuarial assumptions

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2010, 2009 and 2008 are as follows (the rates indicated are weighted average rates):

	2010	2009	2008
Discount rate	4.88%	5.41%	6.08%
Future salary increases	3.48%	3.52%	3.91%
Expected long-term return on assets	6.57%	6.69%	7.04%
Post-retirement cost trend rate	7.70% to 5.90%	6.40% to 5.90%	6.90% to 5.90%

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

The above rates are broken down by geographical segment as follows for 2010, 2009 and 2008:

	Discount rate	Future salary increases	Estimated long - term return on assets
2008
France	5.25%	3.42%	5.40%
Belgium	5.25%	4.00%	5.30%
United Kingdom	6.00%	4.97%	6.67%
Germany	5.25%	3.00%	4.95%
Rest of Europe	4.77%	3.44%	5.10%
United States of America	6.21%	3.99%	7.25%
Other	5.19%	5.32%	4.30%
2009
France	5.00%	3.50%	5.40%
Belgium	5.00%	3.50%	4.00%
United Kingdom	5.75%	4.95%	5.93%
Germany	5.00%	3.00%	3.00%
Rest of Europe	4.45%	2.87%	4.19%
United States of America	5.48%	3.73%	6.96%
Other	5.24%	4.46%	3.96%
2010
France	4.75%	3.50%	5.45%
Belgium	4.75%	3.00%	4.00%
United Kingdom	5.50%	4.95%	5.54%
Germany	4.75%	3.00%	3.00%
Rest of Europe	3.90%	2.77%	3.88%
United States of America	4.92%	3.76%	6.85%
Other	4.67%	3.71%	4.03%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations - AA or AAA) in each country having maturity dates equivalent to those of the plans.

For the euro Zone and United Kingdom, the discount rates used are the Bloomberg Corporate AA yields and for the U.S. the Original CitiGroup pension discount yield curve was used. These references comply with IAS 19 requirements and have been retained consistently by us for years.

The returns on plan assets are determined plan by plan and depend upon the asset allocation of the investment portfolio and the expected future performance.

b/ Components of net periodic cost of post-employment benefit

(In millions of euros)	2010	2009	2008
Service cost	(63)	(126)	(126)
Interest cost	(1,418)	(1,510)	(1,503)
Expected return on plan assets	1,757	1,615	1,852
Amortization of prior service cost	-	(3)	(1)
Effect of curtailments and settlements	13	(79)	(41)
Management pension and Non-represented healthcare plan amendment	30	253	65
Net periodic benefit (cost)	319	150	246
Of which:
• Recognized in Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(63)	(129)	(127)
• Recognized in restructuring costs	13	(79)	(41)
• Management pension and non-represented healthcare plan amendment	30	253	65
• Recognized in other financial income (loss)	339	105	349

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

c/ Change in the obligation recorded in the statement of financial position

(In millions of euros)	2010	2009	2008
Change in benefit obligation
Benefit obligation at January 1	(25,910)	(25,498)	(25,425)
Service cost	(63)	(126)	(126)
Interest cost	(1,418)	(1,510)	(1,503)
Plan participants’ contributions	(140)	(131)	(133)
Amendments	18	253	66
Business combinations	(1)	(9)	(4)
Disposals	6	-	-
Curtailments	15	(13)	(27)
Settlements	5	7	3
Special termination benefits	(2)	(65)	(14)
Actuarial gains and (losses)	(1,277)	(1,990)	365
Benefits paid	2,581	2,456	2,401
Medical Part D Subsidy	(28)	(16)	(30)
Foreign currency translation and other	(1,840)	732	(1,071)
Benefit obligation at December 31	(28,054)	(25,910)	(25,498)
Benefit obligation excluding effect of future salary increases	(27,760)	(25,639)	(25,004)
Effect of future salary increases	(294)	(271)	(494)
Benefit obligation	(28,054)	(25,910)	(25,498)
Pertaining to retirement plans	(24,719)	(22,846)	(22,310)
Pertaining to post-employment medical care plans	(3,335)	(3,064)	(3,188)
Change in plan assets
Fair value of plan assets at January 1	24,925	25,069	28,231
Expected return on plan assets	1,757	1,615	1,852
Actuarial gains and (losses)	1,244	1,033	(4,119)
Employers’ contributions	188	171	192
Plan participants’ contributions	140	131	133
Amendments	-	-	-
Business combinations	1	27	2
Disposals	-	-	-
Curtailments	-	-	-
Settlements	-	(4)	(1)
Benefits paid/Special termination benefits	(2,520)	(2,388)	(2,334)
Foreign currency translation and other	1,803	(729)	1,113
Fair value of plan assets at December 31	27,538	24,925	25,069
Present value of defined benefit obligations that are wholly or partly funded	(26,490)	(24,379)	(23,875)
Fair value of plan assets	27,538	24,925	25,069
Funded status of defined benefit obligations that are wholly or partly funded	1,048	546	1,194
Present value of defined benefit obligations that are wholly unfunded	(1,564)	(1,531)	(1,623)
Funded status	(516)	(985)	(429)
Unrecognized prior service cost	11		-
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,839)	(1,658)	(2,080)
Net amount recognized	(2,344)	(2,643)	(2,509)
Of which:
• prepaid pension costs	2,746	2,400	2,298
• pensions, retirement indemnities and other post-retirement benefit obligations	(5,090)	(5,043)	(4,807)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

Change in pension and post-retirement net asset (liability) recognized

	December 31, 2010				December 31, 2009			December 31, 2008
(In millions of euros)	Pension benefits	Post- retirement benefits		Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	(139)	(2,504)		(2,643)	70	(2,579)	(2,509)	1,910	(2,885)	(975)
Operational charge	(60)	(3)		(63)	(125)	(4)	(129)	(121)	(6)	(127)
Financial income (1)	473	(134)		339	261	(156)	105	516	(167)	349
Curtailment (2)	13	-		13	(74)	(5)	(79)	(37)	(4)	(41)
Management pension and non-represented healthcare plan amendment (3)	-	30		30	216	37	253	-	65	65
Total recognized in profits (losses)	426	(107)		319	278	(128)	150	358	(112)	246
Actuarial gains and (losses) for the period	218	(251	) (5)	(33)	(784)	(173)	(957)	(3,798)	44 (5)	(3,754)
Asset ceiling limitation and IFRIC14 effect	(57)	-		(57)	375	-	375	1,789	-	1,789
Total recognized in Statement of comprehensive income (4)	161	(251)		(90)	(409)	(173)	(582)	(2,009)	44	(1,965)
Contributions and benefits paid	201	25		226	179	47	226	158	71	229
420 transfer	(234)	234		-	(246)	246	-	(444)	444	-
Change in consolidated companies	5	-		5	-	-	-	-	-	-
Other (reclassifications and exchange rate changes)	34	(195)		(161)	(11)	83	72	97	(141)	(44)
Net asset (liability) recognized at the end of the period	454	(2,798)		(2,344)	(139)	(2,504)	(2,643)	70	(2,579)	(2,509)
Of which:
• Prepaid pension costs	2,746	-		2,746	2,400	-	2,400	2,298	-	2,298
• Pension, retirement indemnities and post-retirement benefits liability	(2,292)	(2,798)		(5,090)	(2,539)	(2,504)	(5,043)	(2,228)	(2,579)	(4,807)

(1)	This income is mainly due to the expected return on plan assets (refer to Note 8).

(2)	Accounted for in restructuring costs.

(3)	Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(4)	The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from the ones disclosed in the Statement of Comprehensive Income on page 4, due to the amounts related to discontinued activities, which are excluded in the above table.

(5)	For 2010, includes a €6 million actuarial loss related to a change in the Private Fee For Service cost assumption due to the 2010 US Healthcare reform. For 2008, this amount includes €83 million related to the U.S. management healthcare plan amendment.

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for overfunded plans cannot be used for underfunded plans. The underfunded status, which amounted to €516 million at December 31, 2010 (underfunded status amounted €985 million at December 31, 2009 and overfunded status amounted to €429 million at December 31, 2008) relates primarily to U.S. post-retirement benefits (see below) and to plans in France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See Note 25g below for information on U.S. plans.

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

				Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
(In millions of euros)	Benefit obligation	Plan assets	Funded (unfunded) status	Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets
2006	(30,230)	30,197	(33)	21	0.07%	57	0.19%
2007	(25,425)	28,231	2,806	(166)	0.65%	1,072	3.80%
2008	(25,498)	25,069	(429)	290	1.14%	(4,119)	16.43%
2009	(25,910)	24,925	(985)	(142)	0.55%	1,033	4.14%
2010	(28,054)	27,538	(516)	(51)	0.18%	1,244	4.52%

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

In respect of the medical care plans, a change of one percentage point in the assumed medical costs has the following impact:

(In millions of euros)	Increase of 1%	Decrease of 1%
Impact on the current service cost and interest costs	(5)	4
Impact on the benefit obligation	(106)	96

The plan assets of retirement plans are invested as follows:

(In millions of euros and percentage)	Bonds	Equity securities	Private equity and other	Real estate	Total
2008	15,682	4,169	3,128	2,090	25,069
	63%	17%	12%	8%	100%
2009	16,391	3,828	3,045	1,661	24,925
	66%	15%	12%	7%	100%
2010	17,878	4,540	3,257	1,863	27,538
	65%	16%	12%	7%	100%

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

The expected contributions and benefits paid directly by the Group to retireesfor 2011 are €242 million for the pension and other post-retirement benefit plans.

Expected benefit payments made to beneficiaries from defined benefit plans through 2020 are as follows:

(In millions of euros) Total	Expected benefit payments
2011	2,270
2012	2,343
2013	2,170
2014	2,104
2015	2,065
2016 - 2020	9,693

d/ Cumulative amounts for actuarial differences (before taxes) booked against the Consolidated Statements of Comprehensive Income

(In millions of euros)	2010	2009	2008
Balance at January 1	(1,738)	(781)	2,973
Net actuarial (losses)/gains during the period	(33)	(957)	(3,754)
Balance at December 31	(1,771)	(1,738)	(781)
e/ Funded status

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Benefit obligation	(28,054)	(25,910)	(25,498)
Fair value of plan assets	27,538	24,925	25,069
Funded status	(516)	(985)	(429)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,828)	(1,658)	(2,080)
Net amount recognized	(2,344)	(2,643)	(2,509)

f/ U.S. pension and healthcare plan amendments

2010 U.S. management healthcare plan amendment

The Patient Protection and Affordable Care Act (PPACA) of 2010 reduced funding for Medicare Advantage plans and eliminated the Medicare Advantage Private-Fee-For-Service arrangement (PFFS) effective January 1, 2011. As a result, our PFFS plan will be transitioned to another Medicare Advantage plan called the National Preferred

Provider Organization (PPO). The impact of the reduced funding was reflected in the first quarter of 2010. Alcatel-Lucent USA Inc. amended its Medicare Advantage National PPO plan in the third quarter of 2010 with an effective date of January 1, 2011 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependents, which reduced the benefit obligation by €30 million. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

2009 U.S. management pension plan amendment

On October 21, 2009, Alcatel-Lucent USA Inc. froze the US defined benefit management pension plan and the US Supplemental pension plan effective January 1, 2010. No additional benefits will accrue in these plans after December 31, 2009 for their 11,500 active U.S. - based participants who are not union-represented employees. As a result, a credit of €216 million before tax was booked during the fourth quarter of 2009 in the “Post-retirement benefit plan amendments” line item of the income statement. Also effective on January 1, 2010, the company changed its defined contribution 401(k) savings plan to provide for the company to make the same level of matching contributions for all of its 15,000 U.S. - based employees who are not union-represented employees, which is expected to increase the company’s annual cash contributions by about €22 million.

This amendment had no impact on deferred tax.

2009 U.S. management healthcare plan amendment

Effective January 1, 2009, post-retirement medical benefits for Medicare eligible Management participants are provided through a fully insured Medicare Advantage Private Fee-For-Service (PFFS) Plan. Under this plan, the PFFS plan contracts directly with the Centers for Medicare & Medicaid Services to provide all Medicare Parts A and B benefits for Medicare eligible management retirees. Alcatel-Lucent USA Inc. amended the PFFS in the third quarter of 2009 with an effective date of January 1, 2010 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependants, which reduced the benefit obligation by approximately €37 million. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

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

(In millions of euros)	Before amendment	Amendment effect for pre March 1, 1990 retirees (1)	Amendment effect for post March 1, 1990 retirees (2)	After amendment
Projected benefit obligation	(529)	83	65	(381)
Deferred taxes		(33)	(25)
Net impact after deferred taxes		50	40

(1)	Recognized in the Statement of Comprehensive Income.

(2)	Recognized in the income statement.

In addition to the €65 million recognized in the specific line item “Post-retirement benefit plan amendments”, an €18 million expense related to the Raetsch case (see Note 34e) was recognized in 2008, representing a net positive impact of €47 million recognized in the specific line item “Post-retirement benefit plan amendments”.

g/ Alcatel-Lucent’s U.S. pension and post-retirement obligations

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Alcatel-Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2010 and December 31, 2009. In addition, interim measurements were made to the major plans as of March 31, June 30, and September 30, to reflect the funded status of those plans in the financial statements at the end of those periods. These interim measurements impact the pension and post-retirement cost for the immediately succeeding period. All these data are included in the figures presented on a consolidated basis in Notes 25b, c, d and e.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

(In millions) 2010	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2010	(27,907)	(19,372)	(4,414)	(3,064)
Service cost	(6)	(5)	(4)	(3)
Interest cost	(1,445)	(1,090)	(210)	(158)
Plan participants’ contributions	-	-	(174)	(131)
Amendments	-	-	40	30
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	5	4	1	1
Settlements	-	-	-	-
Special termination benefits	(2)	(2)	(1)	(1)
Actuarial gains (losses)	(1,175)	(886)	(346)	(261)
Benefits paid	2,460	1,855	702	530
Medicare Part D subsidy	-	-	(38)	(28)
Foreign currency translations and other	-	(1,512)	(12)	(249)
Benefit obligation at December 31, 2010	(28,070)	(21,008)	(4,456)	(3,334)
Change in plan assets
Fair value of plan assets at January 1, 2010	30,977	21,503	807	560
Expected return on plan assets	2,131	1,608	32	24
Actuarial gains (losses)	1,323	997	13	11
Employers’ contributions	34	26	83	62
Plan participants’ contributions	-	-	174	131
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Benefits paid/Special termination benefits	(2,460)	(1,855)	(702)	(530)
420 transfer	(310)	(234)	310	234
Other (external transfer and exchange rate changes)	-	1,676	-	44
Fair value of plan assets at December 31, 2010	31,695	23,721	717	536
Funded status of the plan	3,625	2,713	(3,739)	(2,798)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(2,187)	(1,637)	-	-
Net asset (liability) recognized	1,438	1,076	(3,739)	(2,798)
Amounts recognized in the consolidated statements of financial position
Prepaid pension costs	2,630	1,968	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,192)	(892)	(3,739)	(2,798)
Net asset (liability) recognized	1,438	1,076	(3,739)	(2,798)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

(In millions) 2009	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2009	(26,431)	(18,992)	(4,436)	(3,188)
Service cost	(102)	(73)	(6)	(4)
Interest cost	(1,615)	(1,158)	(253)	(182)
Plan participants’ contributions	-	-	(174)	(125)
Amendments	302	216	51	37
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	(22)	(16)	(6)	(4)
Settlements	-	-	-	-
Special termination benefits	(90)	(64)	(1)	(1)
Actuarial gains (losses)	(2,380)	(1,707)	(278)	(200)
Benefits paid	2,431	1,743	711	510
Medicare Part D subsidy	-	-	(22)	(16)
Foreign currency translation and other	-	679	-	109
Benefit obligation at December 31, 2009	(27,907)	(19,372)	(4,414)	(3,064)
Change in plan assets
Fair value of plan assets at January 1, 2009	30,488	21,907	848	609
Expected retrun on plan assets	2,058	1,476	36	26
Actuarial gains and (loses)	1,170	839	37	27
Employers’ contributions	34	24	80	57
Plan participants’ contributions	-	-	174	125
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Benefits paid/Special termination benefits	(2,431)	(1,743)	(711)	(510)
420 transfer	(343)	(246)	343	246
Foreign currency translation and other	1	(754)	-	(20)
Fair value of plan assets at December 31, 2009	30,977	21,503	807	560
Funded status of the plan	3,070	2,131	(3,607)	(2,504)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(2,199)	(1,526)	-	-
Net asset (liability) recognized	871	605	(3,607)	(2,504)
Amounts recognized in the consolidated statements of financial position
Prepaid pension costs	2,516	1,747	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,645)	(1,142)	(3,607)	(2,504)
Net asset (liability) recognized	871	605	(3,607)	(2,504)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

Additional Information

(in millions) December 31, 2010	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management (1)	(17,858)	(13,365)	17,104	12,801	(754)	(564)
U.S. occupational (1)	(9,774)	(7,315)	14,591	10,920	4,817	3,605
Supplemental	(438)	(328)	-	-	(438)	(328)
Total Pension Benefits	(28,070)	(21,008)	31,695	23,721	3,625	2,713
Post-retirement Benefits
Non-represented health	(441)	(330)	-	-	(441)	(330)
Formerly represented health	(2,483)	(1,858)	274	205	(2,209)	(1,653)
Non-represented group life	(899)	(673)	336	251	(563)	(422)
Formerly represented group life	(627)	(470)	107	80	(520)	(390)
Other	(6)	(3)	-	-	(6)	(3)
Total Post-retirement Benefits	(4,456)	(3,334)	717	536	(3,739)	(2,798)

(1)	On December 1, 2010, we transferred about 6,300 participants from the U.S. occupational pension plans to the U.S. management pension plan. We transferred about U.S.$ 790 million in assets and U.S.$ 530 in obligations determined in accordance with IFRSs (International Financial Reporting Standards). The effect of the transfer on funding will depend on the discount rate methodology ultimately chosen later this year for the January 1, 2010 funding valuation. Depending on the valuation methodology chosen, liabilities attributable to the transferred participants will be between U.S.$ 520 and U.S.$ 490 million. As assets transferred will be proportionate to the liabilities, the funded status of the U.S. management pension plan will have been improved by about U.S.$ 270 million to U.S.$ 300 million at the time of the transfer.

(in millions) December 31, 2009	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management	(17,044)	(11,831)	15,812	10,976	(1,232)	(855)
U.S. occupational	(10,446)	(7,251)	15,161	10,524	4,715	3,273
Supplemental and other	(417)	(290)	4	3	(413)	(287)
Total Pension Benefits	(27,907)	(19,372)	30,977	21,503	3,070	2,131
Post-retirement Benefits
Non-represented health	(458)	(318)	-	-	(458)	(318)
Formerly represented health	(2,508)	(1,741)	338	235	(2,170)	(1,506)
Non-represented group life	(839)	(582)	336	233	(503)	(349)
Formerly represented group life	(599)	(416)	133	92	(466)	(324)
Other	(10)	(7)	-	-	(10)	(7)
Total Post-retirement Benefits	(4,414)	(3,064)	807	560	(3,607)	(2,504)

Components of Net Periodic Benefit (Cost)

(In millions) 2010	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(6)	(5)	(4)	(3)
Interest cost on benefit obligation	(1,445)	(1,090)	(210)	(158)
Expected return on plan assets	2,131	1,608	32	24
Amortization of unrecognized prior service costs	-	-	-	-
Subtotal	680	513	(182)	(137)
Special termination benefits	(2)	(2)	(1)	(1)
Curtailments	5	4	1	1
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	683	515	(182)	(137)
U.S. healthcare plan amendment	-	-	40	30
Pension credit/post-retirement benefit (cost)	683	515	(142)	(107)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

(In millions) 2009	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(102)	(73)	(6)	(4)
Interest cost on benefit obligation	(1,614)	(1,158)	(254)	(182)
Expected return on plan assets	2,058	1,476	36	26
Amortization of unrecognized prior service costs	(1)	(1)	-	-
Subtotal	341	244	(224)	(160)
Special termination benefits	(90)	(64)	(1)	(1)
Curtailments	(22)	(16)	(5)	(4)
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	229	164	(230)	(165)
U.S. Pension/healthcare plan amendment	302	217	51	37
Pension credit/post-retirement benefit (cost)	531	381	(179)	(128)

Key assumptions

Assumptions used to determine:	December 2010	December 2009
Benefit obligations - discount rate
Pension	4.97%	5.54%
Post-retirement health care and other	4.38%	4.93%
Post-retirement life	5.21%	5.75%
Rate of compensation increase	3.85%	3.84%
Net benefit cost or credit - discount rate
Pension	5.13%	6.14%
Post-retirement health care and other	4.51%	5.80%
Post-retirement life	5.36%	6.20%
Expected return on plan assets
Pension	6.89%	7.00%
Post-retirement health care and other	2.64%	2.39%
Post-retirement life	6.23%	6.67%

The weighted average expected rate of return on plan assets that will be used to determine the calendar 2011 net periodic benefit cost is 6.81% for pensions, 3.89% for post-retirement health care benefits and 7.05% for post-retirement life insurance benefits.

	December 31, 2010	December 31, 2009
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	7.70%	6.40%
Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	7.80%	6.50%
Rate that the cost trend rate gradually declines to	5.90%	5.90%
Year that the rate reaches the rate it is assumed to remain at	2020	2019

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point
(In millions)	Increase	Decrease
Effect on total of service and interest cost components	(6)	5
Effect on post-retirement benefit obligation	(141)	127

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the corresponding value in the CitiGroup Curve, and for those years not presented in the CitiGroup Curve, we use the value of the last year presented for benefit payments expected to occur beyond the final year of the Curve. Then a single discount rate is selected that results in the same interest cost for the next period as the application of the individual rates would have produced. Rates are developed distinctly for each major plan; some very small plans are grouped for this process. The average durations of Alcatel-Lucent major pension obligations and post-retirement health care obligations were 9.78 years and 6.41 years, respectively, as of December 31, 2010 (9.59 years and 6.07 years, respectively, as of December 31, 2009 and 9.31 years and 5.92 years, respectively, as of December 31, 2008).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

Alcatel-Lucent considered several factors in developing its expected rate of return on plan assets, including its historical returns and input from its external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Alcatel-Lucent’s long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from its external advisors of 7.44% for its management plan and 6.03 % for its occupational plan as of December 31, 2010 (7.47% for its management plan and 5.75 % for its occupational plan as of December 31, 2009). Its actual 10-year annual rate of return on pension plan assets was 6.22 % for the year ending

December 31, 2010 (5.64 % for the year ending December 31, 2009 and 6.57 % for the year ending December 31, 2008).

The mortality assumption for Alcatel-Lucent’s U.S. plans is based on actual recent experience of the participants in our management pension plan and our occupational pension plans. For the 2009 year-end valuation, we updated the mortality assumptions, again based on the actual experience of the two plans. This update had a U.S.$ 464 million negative effect on the benefit obligation of the Management Pension Plan and a U.S.$ 100 million negative effect on the benefit obligation of the U.S. Occupational pension plans. This effect was recognized in the 2009 Statement of Comprehensive Income.

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

	Pension target allocation range	Percentage of pension plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets
December 31, 2009
Asset category
Equity securities	12% - 19%	15%	28%	28%
Fixed income securities	59% - 80%	68%	40%	40%
Real estate	4% - 8%	6%	-	-
Private equity and other	6% - 12%	11%	-	-
Cash	-	-	32%	32%
Total		100%		100%
December 31, 2010
Asset category
Equity securities	12% - 19%	16%	30%	31%
Fixed income securities	58% - 79%	67%	43%	42%
Real estate	4% - 8%	6%	-	-
Private equity and other	7% - 13%	11%	-	-
Cash	-	-	27%	27%
Total		100%		100%

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

Pension plan assets included U.S.$ 0.0 million of Alcatel-Lucent ADSs (American Depository Shares) and U.S.$ 0.1 million of Alcatel-Lucent ordinary shares as of December 31, 2010 (U.S.$ 0.2 million and

U.S.$ 0.0 million of Alcatel-Lucent ADSs as of December 31, 2009 and December 31, 2008, respectively).

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

Funding requirements for our major U.S. pension plans are determined by applicable statutes, namely the Employee Retirement Income Security Act of 1974 (“ERISA”), and regulations (the “Code”) issued by the Internal Revenue Service (the “IRS”). The Pension Protection Act of 2006 (the “PPA”) increased the funding target for determining required contributions, from 90% to 100% of the funding obligation, in 2% annual increments at each January 1 valuation date beginning in 2008 and ending with a 4% increment on January 1, 2011. The PPA was amended by the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”) and provided additional alternative methods for determining

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

the funding obligation and the value of plan assets which included look-back averaging periods of up to twenty-four months. Once selected for January 1, 2008, changes in methods required approval by the IRS. However, in October 2009, the IRS released guidance stating that, with few exceptions, methodology changes for January 1, 2009 and January 1, 2010 would be automatically approved.

Prior to the PPA, Section 420 of the Code provided for the transfer of pension assets (“Section 420 Transfer”) in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% for 100% of the retiree population, during the five year period. The PPA as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year from assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The amendments also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period.

On December 29, 2008, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational pension plans in the amount of U.S.$ 653 million to fund healthcare benefits for formerly union-represented retirees for the period beginning January 1, 2008 through about September 30, 2009. On November 2, 2009, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational pension plans in the amount of U.S.$ 343 million to fund healthcare benefits for formerly union-represented retirees for the period beginning October 1, 2009 through about September 30, 2010. On December 10, 2010, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational pension plans in the amount of U.S.$ 310 million to fund healthcare benefits for formerly union-represented retirees for the period beginning October 1, 2010 through about September 15, 2011. Alcatel-Lucent expects to make another “collectively bargained” transfer during 2011 from the U.S. Occupational pension plans to fund healthcare benefits for formerly union-represented retirees for the remainder of 2011 through the first nine months of 2012.

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2020. Alcatel-Lucent does not have to make contributions to its qualified U.S. pension plans during calendar 2011, and does not expect to make any during 2012. Alcatel-Lucent is unable to reliably estimate the expected contributions to its qualified U.S. pension plans (Management & Occupational pension plans) beyond calendar 2012. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes. The table below reflects the use of excess pension assets to fund 2011 healthcare costs for formerly union-represented retirees.

	Pension	Post-retirement
(In millions of U.S. dollars)	Non-qualified pension plans	Formerly represented retiree health plans	Non- represented retiree health plans	Other benefit plans
2011	34	26 (1)	53	8
2012	33	453 (2)	51	8
2013	33	247	46	27
2014	33	223	42	52
2015	32	218	39	52
2016- 2020	157	855	161	266

(1)	Estimate taking into account the section 420 transfer done on December 10, 2010 but no additional section 420 transfer in 2011. If a section 420 transfer were to be done in 2011, estimated 2011 contribution would be nil.

(2)	Estimate determined as if no section 420 transfer will be done in 2011. If a section 420 transfer were to be done in 2011, 2012 estimated contribution would be similar to the 2011 contribution.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Benefit Payments

The following table summarizes expected benefit payments from Lucent’s various pension and post-retirement plans through calendar 2020. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately U.S.$40 million.

	Pension		Post-retirement
(In millions of U.S. dollars)	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non- qualified pension plans	Formerly represented retiree health plans	Non- represented retiree health plans	Other benefit plans
2011	1,389	920	34	300	53	92
2012	1,368	890	33	453	51	93
2013	1,350	865	33	247	46	95
2014	1,331	840	33	223	42	96
2015	1,312	813	32	218	39	98
2016-2020	6,232	3,637	157	855	161	505

The actuarial assumptions used to determine if pension plan funding is required are specified by the Pension Protection Act of 2006 (PPA) as modified by the Worker, Retiree and Employer Recovery Act of 2008 (WRER). These bills allow a pension plan sponsor to choose among a limited set of options for ascertaining the plan asset and obligation values used to determine funding requirements. Certain of these actuarial assumptions differ from those used for accounting purposes in a way that becomes significant in volatile markets. While the basis of developing discount rates in both cases are corporate bond yields, for accounting purposes we use a yield curve developed by CitiGroup as of the close of the last business day of December, whereas the PPA allows either a daily average yield curve for the month of December or a two-year average yield curve. Also, available fair value of assets as of the close of the last business day of December must be used for accounting purposes, but the PPA and the WRER provide for “asset smoothing” options that average fair values over periods as long as two years with limited expected returns being included in the averaging. Both of these sets of options minimize the impact of sharp changes in asset values and corporate bond yields in volatile markets. Corporate bond yields dropped sharply during the last two weeks of

December 2008, which resulted in a financial reporting discount rate that is significantly (more than 70 basis points) lower than the one used for regulatory funding valuation. A preliminary evaluation of the funded status of the U.S. Management Pension Plan for regulatory funding valuation purposes indicates that this plan is over 100% funded at year end. On the other hand, this plan was underfunded by U.S.$754 million on December 31, 2010 for accounting purposes. In addition, under the PPA transition target rules, we would only need to fund this plan if the funded ratio were to decline below 100%. Although certain data such as the December 31, 2010 private equity and real estate values and the January 1, 2011 census data will not be final until the second quarter of 2011, we do not expect any contributions being required through 2012.

Regarding healthcare benefits, it is important to note that both management and formerly union-represented retirees benefits are capped for those who retired after February 28, 1990 (the benefit obligation associated with this retiree group approximated 41% of the total U.S. retiree healthcare obligation as of December 31, 2009); and Medicare is the primary payer (pays first) for those aged 65 and older who make up almost all of uncapped retirees.

NOTE 26    FINANCIAL DEBT

a/ Analysis of financial debt, net

(In millions of euros)	2010	2009	2008
Marketable securities - short term, net	649	1,993	906
Cash and cash equivalents	5,040	3,577	3,687
Cash, cash equivalents and marketable securities	5,689	5,570	4,593
(Convertible bonds and other bonds - long-term portion)	(4,037)	(4,084)	(3,931)
(Other long-term debt)	(75)	(95)	(67)
(Current portion of long-term debt and short-term debt)	(1,266)	(576)	(1,097)
(Financial debt, gross)	(5,378)	(4,755)	(5,095)
Derivative interest rate instruments - other current and non-current assets	44	44	72
Derivative interest rate instruments - other current and non-current liabilities	(2)	(1)	(1)
Loan to joint venturer - financial asset (loan to co-venturer)	24	28	42
Cash (financial debt), net	377	886	(389)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

b/ Analysis of financial debt, gross - by type

(In millions of euros)	2010	2009	2008
Convertible bonds	2,739	2,924	2,387
Other bonds	2,286	1,521	2,320
Bank loans, overdrafts and other financial debt	193	145	254
Commercial paper	-	0	-
Finance lease obligations	37	58	-
Accrued interest	123	107	134
Financial debt, gross	5,378	4,755	5,095

c/ Bonds

Balances at December 31, 2009 and at December 31, 2010:

(In millions of euros)	December 31, 2009	Currency translation impact	Other changes during 2010	December 31, 2010
Remaining amounts to be reimbursed
Issued by Alcatel - Lucent:
• Oceane 5.00% - €1,000 m (5) due January 2015	1,000	-	-	1,000
• Oceane 4.75% - €818 m (5) due January 2011 (1)	818	-	-	818
• 6.375%- €462 m (5) due April 2014 (1)	462	-	-	462
• Floating rate €200 m (5) due 2011/2012 extendable to 2016 (6)	-	-	200	200
• Senior Notes 8.50% - €500 m (5) due January 2016 (7)	-	-	500	500
Issued by Lucent:
• 7.75%- US$931 m (5) due March 2017 (2)	671	52	-	723
• 2.875% - US$95 m (5) Series A due June 2023 (2) (3) (4)	369	31	(327)	73
• 2.875% - US$881 m (5) Series B due June 2025 (2) (3)	638	50	-	688
• 6.50% - US$300 m (5) due January 2028	187	15	-	202
• 6.45% - US$1,360 m (5) due March 2029	850	66	-	916
Sub-total	4,995	214	373	5,582
Equity component and issuing fees of Oceane 2015 issued by Alcatel - Lucent	(211)	-	34	(177)
Equity component and issuing fees of Oceane 2011 issued by Alcatel	(23)	-	23	-
Equity component of Lucent’s 2.875% Series A convertible debentures (4)	(7)	-	(18)	(25)
Equity component of other convertible bonds issued by Lucent	(341)	(27)	21	(347)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	32	-	(40)	(8)
Carrying amount of bonds	4,445	187	393	5,025

(1)	Benefit from a full and unconditional subordinated guaranty from Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.).

(2)	See Note 24 for details on redemption options.

(3)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(4)	Due to uncertainties over the future cash flows and the expected life of the 2.875 % Series A debentures outstanding, we reapplied the initial accounting treatment. The carrying value of this bond was decreased by US$32 million with a corresponding adjustment in “other financial loss” as disclosed in Note 8. Refer to additional comments in Notes 2j and 24.

(5)	Face amounts outstanding as at December 31, 2010.

(6)	The maturity dates of the notes are February 2011 for a nominal amount of €25 million, May 2011 for a nominal amount of €50 million, August 2011 for a nominal amount of €50 million, November 2011 for a nominal amount of €50 million and February 2012 for a nominal amount of €25 million. Alcatel-Lucent may exercise an option to extend the maturity dates until February 2016 for a nominal amount of €50 million, May 2016 for a nominal amount of €50 million, August 2016 for a nominal amount of €50 million and November 2016 for a nominal amount of €50 million.

(7)	Alcatel-Lucent issued €500 million aggregate principal amount of Senior Notes in December 2010.

Changes in 2010:

—	Issuance of new debt:

In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. The proceeds were applied to partially refinance the 4.75% Oceane due January 1, 2011. The carrying value of the notes at the date of issuance was valued at €480 million. The difference between the nominal value and the carrying value of the notes at the date of issuance, equal to €20 million, is amortized within finance costs over the life of the debt.

The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect.

In October 2010 and July 2010, Alcatel-Lucent issued a series of notes for an aggregate €200 million in notional value. The notes are floating rate and due in February 2011 for a nominal amount of €25 million, May 2011 for a nominal amount of €50 million, August 2011 for a nominal amount of €50 million, November 2011 for a nominal amount of €50 million and February 2012 for a nominal amount of €25 million. At each maturity date, Alcatel-Lucent has an option to extend the maturity dates for one year or until 2016. These notes are reported for €175 million in the short-term debt line item in the analysis by maturity and for €25 million as due in 2012 (see Note 26b).

—	Repurchases (redemption before maturity date):

In the first quarter of 2010, US$75 million in nominal value of the Lucent 2.875% Series A convertible debentures were bought back for US$75 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased:

Lucent convertible bond 2.875% Series A: US$75,000,000

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

A loss of €1 million related to these repurchases was recorded in “other financial income (loss)” in the first quarter of 2010 (see Note 8).

—	Redemption before maturity date due to the existence of an optional redemption date:

At the holder’s option, the Lucent 2.875% Series A convertible debentures were redeemable at 100% of the principal amount plus any accrued and unpaid interest at June 15, 2010.

The outstanding nominal value of the Series A convertible debentures was equal to US$455 million just before June 15, 2010. At this date, US$360 million in nominal value of these debentures was redeemed for US$360 million in cash, plus accrued interest.

Nominal value redeemed:

Lucent convertible bond 2.875% US$ Series A: US$360,000,000

Because of the change in accounting treatment applied in the second quarter of 2009, the carrying amount of the Lucent 2.875% Series A convertible debentures was equal to the nominal value of the debentures as of June 15, 2010. Therefore, no gain or loss related to the partial redemption was recorded.

Changes in 2009:

—	Issuance of new debt:

Alcatel-Lucent issued a 5.00% bond convertible into, or exchangeable for, new or existing Alcatel-Lucent shares due January 1, 2015 for a total value of €1,000 million.

The carrying value of the debt component at the date of issuance was valued at €779 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to €221 million, is amortized within finance costs over the life of the debt.

—	Repurchases (redemption before maturity date):

Lucent convertible bond 7.75% US$ due March 2017 was subject to partial buy-back and cancellation in the first quarter of 2009, using US$28 million in cash, corresponding to a nominal value of US$99 million.

In the third quarter of 2009, US$25 million in nominal value of the Lucent 2.875% Series A convertible debentures were bought back for US$25 million in cash, excluding accrued interest, and then cancelled. In the fourth quarter of 2009, US$195 million in nominal value of the Lucent 2.875% Series A convertible debentures were bought back for US$193 million in cash, excluding accrued interest, and then cancelled.

Alcatel Oceane 4.75 % due January 2011 was subject to partial buy-back and cancellation in the third quarter of 2009, using €167 million in cash excluding accrued interest, corresponding to a nominal value of €167 million and in the fourth quarter of 2009, using €37 million in cash excluding accrued interest, corresponding to a nominal value of €37 million.

Nominal value repurchased:

—	Lucent convertible bond 7.75% US$ due March 2017: US$99,000,000

—	Lucent 2.875% US$ Series A convertible debentures: US$220,000,000

—	Alcatel Oceane 4.75 % due January 2011: €204,308,743

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

—	Repayments:

Alcatel-Lucent’s 4.375% EUR bond due February 2009 was repaid in February 2009 for a nominal value of €777 million.

Changes in 2008:

—	Repurchases (redemption before maturity date):

Certain bonds were subject to buy-back and cancellation in 2008, using €27 million and US$23 million in cash, corresponding to a nominal value of €28 million and US$72 million, detailed as follows:

Nominal value repurchased:

Lucent convertible bond 7.75% U.S.$ due March 2017: U.S.$72,229,000.

Alcatel-Lucent 4.375% EUR due February 2009: €27,801,000.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

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

—	Repayments:

Lucent’s 5.50% U.S.$ bond was repaid in November 2008 for a nominal value of €137 million.

d/ Analysis by maturity date

(In millions of euros)	2010	2009	2008
Current portion of long-term debt (1) (2)	818	361	776
Short-term debt (3)	448	215	322
Financial debt due within one year	1,266	576	1,098
Of which:
• within 3 months	1,010	137	992
• between 3 and 6 months	126	403	86
• between 6 and 9 months	67	18	10
• over 9 months	63	18	10
2010 (1)	-	-	357
2011 (2)	-	874	1,039
2012 (4)	49	10	6
2013	438	389	392
2014 and thereafter	496	486	2,203
2015 and thereafter	883	2,420
2016 and thereafter	2,246
Financial debt due after one year (5)	4,112	4,179	3,997
Total	5,378	4,755	5,095

(1)	Amount as of December 31, 2009 is related to the 2023 Lucent 2.875 % Series A convertible debentures, due to the existence of a put option exercisable as of June 15, 2010, (€345 million as of December 31, 2008).

(2)	Amount as of December 31, 2010 is related to the 4.75 % Oceane due January 2011 (€815 million as of December 31, 2009 and €1,002 million as of December 31, 2008).

(3)	Amount as of December 31, 2010 includes the Alcatel-Lucent floating rate series of notes, issued in July 2010 and October 2010 for an aggregate nominal value of €175 million, due 2011 but extendable annually until 2016 or up to 2016 for €170 million.

(4)	Amount as of December 31, 2010 includes the Alcatel-Lucent floating rate series of notes, issued in October 2010 for an aggregate nominal value of €25 million, due February 2012 but extendable annually until 2016 or up to 2016 for €24 million.

(5)	The convertible securities may be retired earlier based on early redemption or buy back options. See Note 24. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

e/ Debt analysis by rate

(In millions of euros)	Amounts	Effective interest rate	Interest rate after hedging
2008
Convertible bonds	2,387	8.06%	7.38%
Other bonds	2,320	6.37%	5.73%
Bank loans and overdrafts and finance lease obligations	254	3.50%	3.50%
Commercial paper	-	-	-
Accrued interest	134	NA	NA
Financial debt, gross	5,095	6.85%	6.24%
2009
Convertible bonds	2,924	7.96%	7.96%
Other bonds	1,521	7.37%	6.64%
Bank loans and overdrafts and finance lease obligations	203	4.98%	4.98%
Commercial paper	-	-	-
Accrued interest	107	NA	NA
Financial debt, gross	4,755	7,46%	7,23%
2010
Convertible bonds	2,739	8,14%	8,14%
Other bonds	2,286	7,77%	7,07%
Bank loans and overdrafts and finance lease obligations	230	4,18%	4,18%
Commercial paper	-	-	-
Accrued interest	123	NA	NA
Financial debt, gross	5,378	7,63%	7,33%

f/ Debt analysis by type of rate

	2010		2009		2008
(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Total fixed rate debt	5,161	4,701	4,729	4,269	5,047	2,860
Total floating rate debt	217	677	26	486	48	2,235
Total	5,378	5,378	4,755	4,755	5,095	5,095

g/ Debt analysis by currency

	2010		2009		2008
(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Euro	3,034	3,034	2,286	2,286	2,552	2,552
U.S. Dollar	2,303	2,303	2,435	2,435	2,520	2,520
Other	41	41	34	34	23	23
Total	5,378	5,378	4,755	4,755	5,095	5,095

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

—	At December 31, 2010, the fair value of debt before hedging (including credit spread) was €5,635 million and the fair value of the debt after hedging (including credit spread) was €5,593 million.

—	At December 31, 2009, the fair value of the debt before hedging (including credit spread) was €4,906 million and the fair value of debt after hedging (including credit spread) was €4,863 million.

—	At December 31, 2008, the fair value of debt before hedging (including credit spread) was €3,722 million and the fair value of the debt after hedging (including credit spread) was €3,651 million.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

i/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent) post business combination

At February 9, 2011, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	Not Prime	Negative	February 18, 2009	April 3, 2008
Standard & Poor’s	B	B	Negative	November 9, 2009	November 9, 2009

At February 9, 2011, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Corporate Family Rating withdrawn (1)	n.a	n.a	December 11, 2006	n.a
Standard & Poor’s	B	n.a	Negative	November 9, 2009	November 9, 2009

(1)	Except for preferred notes and bonds that continue to be rated (last update February 18, 2009).

Moody’s: On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

On April 3, 2008, Moody’s affirmed the Alcatel-Lucent Corporate Family Rating as well as that of the debt instruments originally issued by historical Alcatel and Lucent. The outlook was changed from stable to negative.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Our B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B1 category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor’s: On November 9, 2009, Standard & Poor’s lowered to B from B+ its long-term corporate credit ratings and senior unsecured ratings on Alcatel-Lucent and on Alcatel-Lucent USA Inc. The B short-term credit rating of Alcatel-Lucent was affirmed. The rating on the trust preferred securities of Lucent Technologies Capital Trust I was lowered from CCC+ to CCC. The negative outlook of the ratings was maintained.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the

CCC category: “An obligation rated “CCC” is currently vulnerable to non payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at December 31, 2010

Alcatel-Lucent’s short-term debt rating allows a limited access to the French commercial paper market for short periods of time.

The outstanding bonds of Alcatel-Lucent and Alcatel-Lucent USA Inc. do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

j/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of these 2010 financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

NOTE 27    PROVISIONS

a/ Balance at closing

(In millions of euros)	2010	Restated 2009	Restated 2008
Provisions for product sales	579	596	761
Provisions for restructuring	413	459	595
Provisions for litigation	208	240	404
Other provisions	658	827	850
Total (1)	1,858	2,122	2,610
(1) Of which: portion expected to be used within one year.	1,081	1,303	1,816
Portion expected to be used after one year	777	819	794

As explained in Note 4, the presentation of the working capital items related to construction contracts was amended from January 1, 2010 onwards.

(In millions of euros)	As published			Reclassification			Restated
Provisions - restated	December 31, 2009	December 31, 2008	January 1, 2008 (1)	December 31, 2009	December 31, 2008	January 1, 2008 (1)	December 31, 2009	December 31, 2008	January 1, 2008 (1)
Provisions for product sales	482	575	557	114	186	147	596	761	704
Provisions for restructuring	459	595	698	-	-	-	459	595	698
Provisions for litigation	240	404	390	-	-	-	240	404	390
Other provisions	827	850	921	-	-	-	827	850	921
Total	2,008	2,424	2,566	114	186	147	2,122	2,610	2,713

(1)	Beginning of the earliest comparative period is presented, as requested by IAS 1 § 39, due to the change in presentation described in Note 4.

b/ Change during 2010

(In millions of euros)	December 31, 2009	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2010
Provisions for product sales (1)	596	600	(443)	(199)	(3)	28	579
Provisions for restructuring	459	416	(376)	(41)	-	(45)	413
Provisions for litigation	240	66	(58)	(40)	-	-	208
Other provisions	827	135	(110)	(142)	(1)	(51)	658
Total	2,122	1,217	(987)	(422)	(4)	(68)	1,858
Effect on the income statement:
• Income (loss) from operating activities before restructuring costs, litigations, capital gain/(loss) on disposal of consolidated entities and post - retirement benefit plan amendments		(701)		304			(397)
• Restructuring costs		(410)		41			(369)
• Litigations (2)		(29)		4			(25)
• Post - retirement benefit plan amendments		-		-			-
• Other financial income (loss)		(41)		29			(12)
• Income taxes		(22)		44			22
• Income (loss) from discontinued operations		(14)		-			(14)
Total		(1,217)		422			(795)

(1)	Including provisions for product sales on construction contracts which are no longer accounted for in amounts due to/from customers on construction contracts (see Note 4).

(2)	Related to material litigations (see Note 1p): the arbitral award on the collapse of a building in Madrid disclosed in Note 34e (for an amount of €(22) million as of December 31, 2010 and €0 million as of December 31, 2009), the FCPA litigation disclosed in Notes 34a (for an amount of €(7) million as of December 31, 2010 and €93 million as of December 31, 2009 representing the net present value of U.S.$137.4 million) and the Fox River litigation disclosed in Note 31 (Lucent’s separation agreements for an amount of €4 million or U.S.$5 million as of December 31, 2010 and €16 million or U.S.$22 million as of December 31, 2009).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved as of December 31, 2010.

c/ Analysis of restructuring provisions

(In millions of euros)	December 31, 2010	December 31, 2009	December 31, 2008
Opening balance	459	595	698
Utilization during period	(377)	(561)	(588)
Restructuring costs (social costs and other monetary costs)	369	517	527
Reversal of discounting impact (financial loss)	6	12	6
Effect of acquisition (disposal) of consolidated subsidiaries	-	-	-
Cumulative translation adjustments and other changes	(44)	(104)	(48)
Closing balance	413	459	595

d/ Restructuring costs

(In millions of euros)	2010	2009	2008
Social costs - Restructuring reserves	(240)	(368)	(489)
Other monetary costs - Restructuring reserves	(50)	(119)	(38)
Other monetary costs - Payables	(79)	(30)	-
Valuation allowances or write-offs of assets	(6)	(88)	(35)
Total restructuring costs	(375)	(605)	(562)

NOTE 28    MARKET-RELATED EXPOSURES

The Group has a centralized treasury management in order to minimize the Group’s exposure to market risks, including interest rate risk, foreign exchange risk, and counterparty risk. The Group uses derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates. These instruments are not complex and determining their fair values does not present any particular difficulties.

Alcatel-Lucent’s debt is issued in euros and in U.S. dollars. Interest-rate derivatives are used primarily to convert fixed rate debt into floating rate debt.

Estimated future cash flows (for example, firm commercial contracts or commercial bids) are hedged by forward foreign exchange transactions.

a/ Interest rate risk

Derivative financial instruments held at December 31, 2010 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2010, 2009 and 2008, outstanding interest-rate derivatives have the following characteristics:

i. Outstanding interest-rate derivatives at December 31

Analysis by type and maturity date

	2010					2009		2008
	Contract notional amounts Maturity date
(In millions of euros)	Less than one year	1 to 5 years	After 5 years	Total	Market value	Total	Market value	Total	Market value
Interest-rate swaps
Pay fixed rate	802	18	16	836	(26)	6,584	(240)	10,990	(383)
Pay floating rate	799	460	-	1,259	67	6,958	281	13,611	452
Caps
Buy	-	-	-	-	-		-	-	-
Sell	-	-	-	-	-		-	-	-
Options on interest rate swaps U.S.$ Libor
Buy	-	-	-	-	-		-	-	-
Sell	-	-	-	-	-		-	-	-
Total market value					41		41		69

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

Analysis by accounting category

	Market value
(In millions of euros)	2010	2009	2008
Fair value hedges	42	43	71
Cash flow hedges	-	-	-
Instruments not qualifying for hedge accounting	(1)	(2)	(2)
Total	41	41	69
Analysis by market value and maturity date

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Market Value of derivatives as assets
Fair value hedges	4	40	-	44
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	23	-	-	23
Total	27	40	-	67

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Market Value of derivatives as liabilities
Fair value hedges	(2)	-	-	(2)
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	(23)	-	(1)	(24)
Total	(25)	-	(1)	(26)

ii. Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would increase interest expense by €7 million for 2010 (€5 million for 2009 and €22 million for 2008).

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by €55 million for 2010 (€49 million for 2009 and €42 million for 2008).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

Interest rate sensitivity in terms of mark-to-market

An immediate increase in interest rates of 1%, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would decrease shareholders’ equity by €4 million (€6 million in 2009 and €6 million in 2008).

An increase of 1% of the interest rate curve, applied to interest-rate derivatives qualified as a fair value hedge, would have a negative impact of €16 million in 2010 (€19 million in 2009 and €37 million in 2008).

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge, would have a corresponding positive impact of €16 million in 2010 (€19 million in 2009 and of €37 million in 2008).

The impact on income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest rate derivatives that do not qualify for hedge accounting, would not have a significant impact on the income statement.

An increase of 1% of the interest rate curve, applied to financial debt after taking into account hedging instruments, would have a positive impact of €204 million on its market value for 2010 (€213 million in 2009 and €49 million in 2008). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would have an impact neither on the income statement nor on shareholders’ equity.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

(In millions of euros)	2010					2009				2008
	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1%	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1%	Fair value change if rates rise by 1%
Assets
Marketable securities	649	649	4	(4)	1,993	1,993	10	(10)	906	906	7	(7)
Cash & cash equivalent (2)	5,040	5,040	-	-	3,577	3,577	-	-	3,687	3,687	-	-
Subtotal	5,689	5,689	4	(4)	5,570	5,570	10	(10)	4,593	4,593	7	(7)
Liabilities
Convertible bonds	(2,739)	(3,151)	(114)	106	(2,924)	(3,309)	(150)	143	(2,387)	(1,779)	(47)	44
Non convertible bonds	(2,286)	(2,131)	(126)	114	(1,521)	(1,287)	(98)	89	(2,320)	(1,555)	(42)	42
Other financial debt	(353)	(353)	-	-	(310)	(310)	-	-	(388)	(388)	-	-
Subtotal	(5,378)	(5,635)	(240)	220	(4,755)	(4,906)	(248)	232	(5,095)	(3,722)	(89)	86
Interest rate derivatives	42	42	16	(16)	43	43	19	(19)	71	71	40	(37)
Loan to co-venturer-financial asset	24	24	-	-	28	28	-	-	42	42	-	-
Debt/cash position	377	120	(220)	200	886	735	(219)	203	(389)	984	(42)	42

(1)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

(2)	For cash & cash equivalent, the carrying value is considered as a good estimate of the fair value.

b/ Currency risk

i. Outstanding currency derivatives at December 31

Analysis by type and currency

(In millions of euros)	2010					2009		2008
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Buy/Lend foreign currency
Forward exchange contracts	616	258	184	1,058	(18)	657	4	2,686	(77)
Short-term exchange swaps	1,391	359	205	1,955	(14)	1,663	23	681	(61)
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-	-	-	-	217	16
• Sell put	-	-	-	-	-	-	-	3,986	38
Total	2,007	617	389	3,013	(32)	2,320	27	7,570	(84)

(In millions of euros)	2010					2009		2008
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Sell/Borrow foreign currency
Forward exchange contracts	975	148	80	1,203	(4)	700	(10)	1,599	(11)
Short-term exchange swaps	747	143	347	1,237	8	1,452	(33)	1,765	(6)
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Sell call	-	-	-	-	-	-	-	272	(17)
• Buy put	-	-	-	-	-	-	-	3,651	(36)
Total	1,722	291	427	2,440	4	2,152	(43)	7,287	(70)
Total market value					(28)		(16)		(154)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

Analysis by type and maturity

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Buy/Lend
Forward exchange contracts	1,058	-	-	1,058
Short-term exchange swaps	1,955	-	-	1,955
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
Total	3,013	-	-	3,013

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Sell/Borrow
Forward exchange contracts	1,203	-	-	1,203
Short-term exchange swaps	1,237	-	-	1,237
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
Total	2,440	-	-	2,440

Analysis by market value and maturity date

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Total market value of derivatives as assets	54	-	-	54

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Total market value of derivatives as liabilities	(82)	-	-	(82)

Analysis by accounting category

	Market value
(In millions of euros)	2010	2009	2008
Fair value hedges	(12)	(20)	(117)
Cash flow hedges	(7)	4	(6)
Instruments not qualifying for hedge accounting	(9)	-	(31)
Total	(28)	(16)	(154)

ii. Exchange rate sensitivity

The most used cross currencies in the Group are U.S.$ against EUR, GBP against EUR and GBP against U.S.$. The sensitivity is calculated by increasing or decreasing the value of the U.S.$ by 6% against other currencies.

An increase of foreign currency exchange rates versus EUR of 6%, applied to foreign exchange derivatives, would have a positive impact of €17 million in 2010 (against a negative impact of €18 million in 2009 and €42 million in 2008). This impact would affect the income statement only for foreign exchange derivatives, which do not qualify for hedge accounting.

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in the foreign currency exchange rate would have a negative impact of €8 million in 2010 (against a negative impact of €32 million in 2009 and €39 million in 2008). However, this negative effect would be offset by a positive impact due to the re-evaluation of the underlying items. The impact on income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in the foreign currency exchange rate would have a positive impact of €16 million on shareholders’ equity in 2010 (against a positive impact of €15 million in 2009 and a positive impact of €12 million in 2008).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

	2010			2009			2008
(In millions of euros)	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%
Outstanding foreign exchange derivatives
Fair value hedges	(12)	(10)	8	(20)	32	(32)	(117)	34	(39)
Cash flow hedges	(7)	(17)	16	4	(15)	15	(6)	(12)	12
Derivatives not qualifying for hedge accounting	(9)	7	(7)	-	1	(1)	(31)	17	(15)
Total outstanding derivatives	(28)	(20)	17	(16)	18	(18)	(154)	39	(42)
Impact of outstanding derivatives on financial result	(9)	7	(7)	-	1	(1)	(10)	16	(14)
Impact of outstanding derivatives on income (loss) from operating activities	-	-	-	-	-	-	(21)	1	(1)
Impact of outstanding derivatives on shareholders’ equity	(7)	(17)	16	4	(15)	15	(6)	(12)	12

iii. Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(In millions of euros)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2007	(10)
Changes in fair value	(9)
Reclassification of gains or losses to income statement (1)	19
Cash flow hedges accounted for in shareholders’ equity at December 31, 2008	-
Changes in fair value	(9)
Reclassification of gains or losses to income statement (1)	15
Cash flow hedges accounted for in shareholders’ equity at December 31, 2009	6
Changes in fair value	1
Reclassification of gains or losses to income statement (1)	(13)
Cash flow hedges accounted for in shareholders’ equity at December 31, 2010	(6)

(1)	The amounts recognized directly in shareholders’ equity indicated in this table differ from those disclosed in the Statement Of Comprehensive Income, due to the amounts related to discontinued activities and commodities derivatives, which are excluded in the above table.

c/ Fair value hierarchy

The amendment to IFRS 7 “Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value and requires to classify the fair value measures into three levels. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included under Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable input).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

	2010				2009
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value (1)	13	134	14	161	3	223	48	274
Financial assets at fair value through profit or loss (1)	-	493	-	493	-	1,722	-	1,722
Currency derivatives (2)	-	54	-	54	-	35	-	35
Interest-rate derivatives - hedging (2)	-	44	-	44	-	44	-	44
Interest-rate derivatives - other (2)	-	23	-	23	-	235	-	235
Total	13	748	14	775	3	2,259	48	2,310
Liabilities
Currency derivatives (2)	-	(82)	-	(82)	-	(51)	-	(51)
Interest-rate derivatives - hedging (2)	-	(2)	-	(2)	-	(1)	-	(1)
Interest-rate derivatives - other (2)	-	(24)	-	(24)	-	(237)	-	(237)
Total	-	(108)	-	(108)	-	(289)	-	(289)

(1)	See Note 17.

(2)	See Note 21.

(In millions of euros)
Amount in level 3 at December 31, 2009	48
Additions / (disposals)	2
Fair value changes through equity	(36)
Impairment losses	(2)
Change in consolidation group	-
Other changes	2
Amount in level 3 at December 31, 2010	14

d/ Stock market risk

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

e/ Credit risk

i. Maximum exposure to credit risk

The Group considers that its exposure is as follows:

(In millions of euros)	2010	2009	2008
Trade receivables and other receivables	3,664	3,221	4,330
Marketable securities	649	1,993	906
Cash and cash equivalents	5,040	3,577	3,687
Other financial assets	400	392	696
Foreign exchange derivative assets (1)	54	35	185
Interest-rate derivative assets (1)	67	279	451
Other assets (1)	1,021	960	1,409
Financial guarantees and off balance sheet commitments (2)	555	318	501
Maximum exposure to credit risk	11,450	10,775	12,165

(1)	See Note 21.

(2)	See Note 31.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

ii. Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 30% of trade receivables.

iii. Outstanding financial assets not impaired

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2010	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	167	167
Other trade receivables	3,650	3,130	144	146	46	31	367
Gross value	3,817
Valuation allowance	(153)
Net value	3,664	3,297	144	146	46	31	367

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2009	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	316	316
Other trade receivables	3,073	2,479	161	170	57	38	426
Gross value	3,389
Valuation allowance	(168)
Net value	3,221	2,795	161	170	57	38	426

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2008	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	202	202	-	-	-	-	-
Other trade receivables	4,335	3,523	227	277	60	41	605
Gross value	4,537
Valuation allowance	(207)
Net value	4,330	3,725	227	277	60	41	605

Other overdue financial assets not impaired are not material.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

iv. Changes to trade receivable valuation allowances

(In millions of euros)	Amounts
Valuation allowance at December 31, 2007	(187)
Net result impact	(17)
Write-offs	22
Translation adjustments	(4)
Other changes	(21)
Valuation allowance at December 31, 2008	(207)
Net result impact	(23)
Write-offs	34
Translation adjustments	-
Other changes	28
Valuation allowance at December 31, 2009	(168)
Net result impact	(14)
Write-offs	23
Translation adjustments	(9)
Other changes	15
Valuation allowance at December 31, 2010	(153)

v. Credit risk on marketable securities, cash, cash equivalents and financial derivative instruments

The Group is exposed to credit risk on its marketable securities, cash, cash equivalents and financial derivative instruments if the counterparty defaults on its commitments. The Group diversifies the counterparties in order to dilute the credit risk. This risk is followed daily, with strict limits based on the counterparties’ rating. All counterparties are classified in the investment grade category as of December 31, 2010 and December 31, 2009. The exposure, with regard to each counterparty, is calculated by taking into account the fair value of the marketable securities, cash, cash equivalents and financial derivative instruments.

f/ Liquidity risk

i. Liquidity risk on the financial debt

The Group considers that its available marketable securities, cash & cash equivalents and the available syndicated bank credit facility (refer to Note 26) are sufficient to cover its operating expenses and capital expenditures and its financial debt requirements for the next twelve months.

The net proceeds from the sale of Senior Notes and of the issuance of Floating rate bonds due 2011 and 2012 extendable 2016 (see Note 26c) were applied in order to partially refinance the 4.75 % convertible / exchangeable bonds due on 1 January 2011.

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

iii. Liquidity risk on guarantees and off balance sheet commitments

See Note 31 Contractual obligations and disclosures related to off balance sheet commitments.

NOTE 29    CUSTOMERS’ DEPOSITS AND ADVANCES

(In millions of euros)	2010	2009	2008
Advance payments received on construction contracts (1)	175	173	333
Other deposits and advances received from customers	628	466	660
Total customers’ deposits and advances	803	639	993
Of which:
• portion due within one year	775	622	930
• portion due after one year	28	17	63

(1)	Including amounts disclosed in Note 18 “Amounts due to/from customers on construction contracts” (€0 million in 2010, €0 million in 2009 and €64 million in 2008).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

NOTE 30    NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	2010	2009	2008
Net income (loss) attributable to the equity owners of the parent	(334)	(524)	(5,215)
Non-controlling interests	42	20	42
Adjustments:
• Depreciation and amortization of tangible and intangible assets	993	969	1,241
Of which impact of capitalized development costs	276	280	308
• Impairment of assets	-	-	4,725
• Post-retirement benefit plan amendment	(30)	(247)	(47)
• Changes in pension and other post-retirement benefit obligations, net	(502)	(202)	(452)
• Provisions, other impairment losses and fair value changes	(117)	(91)	71
• Repurchase of bonds and change of estimates related to Lucent 2.875% Series A convertible debentures (1)	(24)	124	-
• Net (gain) loss on disposal of assets	(166)	(401)	(74)
• Share in net income (losses) of equity affiliates (net of dividends received)	(14)	16	(55)
• (Income) loss from discontinued operations	12	(131)	(33)
• Finance costs	304	254	212
• Share-based payments	37	58	85
• Taxes	37	(60)	153
Sub-total of adjustments	530	289	5,826
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	238	(215)	653

(1)	See Notes 8, 24 and 26.

b/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	2010	2009	2008
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	-	(7)	(63)
Cash and cash equivalents of newly consolidated entities	-	13	-
Total - net impact on cash flows of obtaining control	-	6	(63)
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	109	128	-
Cash and cash equivalents of formerly consolidated entities	(16)	-	-
Total - net impact on cash flows of losing control	93	128	-

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31

NOTE 31    CONTRACTUAL OBLIGATIONS AND DISCLOSURES RELATED TO OFF BALANCE SHEET COMMITMENTS

a/ Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2010. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated statement of financial position.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2011	2012-2013	2014-2015	2016 and after	Total
Financial debt (excluding finance leases)	1,236	480	1,379	2,246	5,341
Finance lease obligations (1)	30	7	-	-	37
Equity component of convertible bonds	-	263	202	84	549
Sub-total - included in statement of financial position	1,266	750	1,581	2,330	5,927
Finance costs on financial debt (2)	261	537	429	1,133	2,360
Operating leases	247	341	204	209	1,001
Commitments to purchase fixed assets	56	-	-	-	56
Unconditional purchase obligations (3)	456	553	385	551	1,945
Sub total - commitments not included in statement of financial position	1,020	1,431	1,018	1,893	5,362
Total contractual obligations (4)	2,286	2,181	2,599	4,223	11,289

(1)	Of which €34 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)	To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 24. If all outstanding debentures at December 31, 2010 were not redeemed at their respective put dates, an additional finance cost of approximately €244 million (of which €49 million would be incurred in 2013-2015 and the remaining part in 2016 or later) would be incurred until redemption at their respective contractual maturities.

(3)	Of which €1,606 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions below”. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table (refer to Note 25).

b/ Off balance sheet commitments - commitments given

Off balance sheet commitments of the Group were primarily as follows:

—	certain guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions);
—	guarantee relating to the maximum intraday bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks; and

—	guarantees given under securitization programs or on sale of receivables (see description below).

Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

Guarantees given in the normal course of the Group’s business are presented below. For guarantees given for contract performance, only those issued by the Group to back guarantees granted by financial institutions are presented below:

(In millions of euros)	2010	2009	2008
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,107	1,096	1,232
Discounted notes receivable (1)	2	2	5
Other contingent commitments(2)	1,044	675	770
Sub-total - contingent commitments	2,153	1,773	2,007
Secured borrowings (3)	15	22	24
Cash pooling guarantee (4)	540	296	473
Total (5)	2,708	2,091	2,504
(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 18.

(2)	The increase between 2009 and 2010 is mainly explained by guarantees given on funding requirements of U.K. pensions plans (€94 million) and guarantees given to French custom and tax authorities in the context of the creation of ALU International (€218 million).

(3)	Excluding the subordinated guaranties described below on certain bonds.

(4)	The cash pooling guarantee is granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

(5)	Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 25 for a summary of our expected contribution to these plans.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31

Contingent commitments at December 31, 2010

(In millions of euros)	Maturity date
Contingent commitments	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total
Guarantees on Group contracts (1)	740	170	33	37	980
Guarantees on third-party contracts	73	31	5	18	127
Discounted notes receivable and other	2	-	-	-	2
Other contingent commitments	672	160	126	86	1,044
Total	1,487	361	164	141	2,153
Counter guarantees received	64	2	-	-	66

(1)	Reflected in statement of financial position: €193 million.

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

Guarantees given on Group construction contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2010” of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel-Lucent will become liable for such guarantees, the estimated risk is reserved for on the consolidated statement of financial position under the caption “provisions” (see Note 27) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in statement of financial position”.

Commitments, which are related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer, are included in the above-mentioned “Guarantees on Group contracts” as long as the legal release of the guarantee has not been obtained.

Additionally, most of the performance guarantees given to Group customers are insured. The evaluation of risk related to guarantees takes into account the insurance proceeds that may be received in case of a claim.

Guarantees given on third-party construction contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was €1 million at December 31, 2010 (€2 million at December 31, 2009 and €2 million at December 31, 2008).

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2010

(In millions of euros)	Maturity date					Total of the statement of financial position caption	% of the statement of financial position caption
Guarantees on borrowings and advance payments received	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total
Security interests granted	-	-	-	1	1
Other guarantees given	3	6		5	14
Total	3	6	-	6	15
Net book value of assets given in guarantee:
• intangible assets	-	-	-	-	-	2,056	0.00%
• tangible assets	-	-	-	-	-	1,310	0.00%
• financial assets	-	-	-	1	1	442	0.23%
• inventories and work in progress	-	-	-	-	-	2,295	0.00%
Total	-	-	-	1	1

Guarantee on cash pooling

The cash pooling guarantee is granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries. As of December 31, 2010, this guarantee was €0.5 billion (€0.3 billion as of December 31, 2009 and €0.5 billion as of December 31, 2008).

Outsourcing transactions

During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”) and implemented it in 2010, as was the case for other outsourcing transactions signed in 2009 and 2010 with other service providers concerning payroll and certain R&D and business process activities.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP will invest its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €28 million of these restructuring costs were incurred during 2010.

As part of the transfer of resources, Alcatel-Lucent sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above representing a total amount of €34 million of finance lease obligations.

Also as part of the overall arrangement with HP, Alcatel-Lucent has committed to purchase €202 million of additional HP goods and services to be used in the context of customer networks over a four-year period until October 31, 2013 (with a remaining commitment of €173 million as of December 31, 2010). The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the contractual payment obligations table above, under the headings “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

—

a minimum value commitment regarding the amount of IT Managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above and with a remaining commitment of €1,206 million as of December 31, 2010); and

—

commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €227 million as of December 31, 2010).

These two commitments for the remaining part as of December 31, 2010 are included in the contractual payment obligations table above under the heading “Unconditional purchase obligations”.

Subordinated guaranties provided in respect of some Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent Technologies Inc. (“Lucent”)) public bonds

Alcatel-Lucent guaranty of Lucent Technologies Inc. 2.875% Series A & B Convertibles

On December 29, 2006, Alcatel-Lucent provided its full and unconditional guaranty in respect of Lucent’s 2.875% Series A Convertible Senior Debentures due 2023 and of Lucent’s 2.875% Series B Convertible Senior Debentures due 2025. These guarantees were delivered as part of a joint solicitation of consent from the holders of such debentures and are unsecured and subordinated to Alcatel-Lucent’s senior debt.

Lucent guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent provided its full and unconditional guaranty in respect of the following Alcatel-Lucent public bonds:

—	OCEANE 4.75% due January 2011; and

—	6.375% EUR due April 2014

These guarantees are unsecured and subordinated to Lucent’s senior debt.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. In the fourth quarter of 2009, Alcatel-Lucent USA Inc. recorded an additional provision of U.S.$22 million for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean up of the Fox River in Wisconsin, USA. In 2010, a reversal of €4 million was accounted for based upon NCR Corporation’s reduction of the amount of the claim it has asserted against AT&T Corp. and Alcatel-Lucent. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

Alcatel-Lucent USA Inc.’s Other Commitments - Contract Manufacturers

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

Alcatel-Lucent USA Inc.’s Guarantees and Indemnification Agreements

Alcatel-Lucent USA Inc. divested certain businesses and assets through sales to third-party purchasers and spin-offs to the other common shareowners of the businesses spun off. In connection with these transactions, certain direct or indirect indemnifications were provided to the buyers or other third parties doing business with the divested entities. These indemnifications include secondary liability for certain leases of real property and equipment assigned to the divested entity and specific indemnifications for certain legal and environmental contingencies, as well as vendor supply commitments. The durations of such indemnifications vary but are standard for transactions of this nature.

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$72 million of lease obligations as of December 31, 2010 (U.S.$86 million of lease obligations as of December 31, 2009 and U.S.$112 million of lease obligations as of December 31, 2008), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued full and unconditional guaranties of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on each of December 31, 2010 and December 31, 2009) and our 4.750% Convertible and/or Exchangeable Bonds due 2011 (the remaining principal amount of which was €818 million on December 31, 2010 and €818 million on December 31, 2009). Each guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

c/ Off balance sheet commitments - commitments received

(In millions of euros)	2010	2009	2008
Guarantees received or security interests received on lendings	22	28	51
Counterguarantees received on guarantees given on contracts	66	59	60
Other commitments received	135	150	182
Total	223	237	293

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32

Commitments received on financial debt and bank credit agreements

The commitment received in connection with the syndicated bank credit facility is described in Note 26j.

On December 15, 2010, Alcatel-Lucent Italia received from the European Investment Bank a commitment related to the potential issuance of a bond for an amount of €90 million available during a period of 18 months (i.e. up to June 15, 2012). This bank term loan facility has, among others, the following terms and conditions:

—

the maturity of the loan will be either 3 years from disbursement, if the entire principal and interest is repaid at once, or 5 years from disbursement in case of equal yearly (half-yearly or quarterly) repayments;

—	existence of a security package including 1st demand guarantees and a pledge of the Alcatel-Lucent Italy shares owned by Alcatel-Lucent NV; and
—	some covenants are associated with this loan once drawn, the main one being a mandatory repayment if Alcatel-Lucent is downgraded by S&P from B to B- or by Moody’s from B1 to B3.

This bank credit facility was still not drawn as of February 9, 2011.

NOTE 32    RELATED PARTY TRANSACTIONS

Related parties are mainly:

—	shareholders of Alcatel-Lucent;

—	jointly controlled entities (consolidated using proportionate consolidation);

—	investments in associates (accounted for using equity method);

—	non-consolidated entities; and

—	key management personnel.

To the Group’s knowledge, Brandes Investment Partners is the only shareholder holding 5% or more of the parent company’s share capital.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2010, 2009 and 2008 were as follows:

(In millions of euros)	2010	2009	2008
Revenues
Non-consolidated affiliates	46	30	37
Joint ventures	-	-	-
Equity affiliates	2	2	15
Cost of sales
Non-consolidated affiliates	(93)	(37)	(42)
Joint ventures	(29)	(28)	(25)
Equity affiliates	(2)	(1)	(10)
Research and development costs
Non-consolidated affiliates	(13)	(6)	(6)
Joint ventures	-	-	-
Equity affiliates	-	(5)	(5)

Outstanding balances arising from related party transactions at December 31, 2010, 2009 and 2008 were as follows:

(In millions of euros)	2010		2009		2008
Other assets
Non-consolidated affiliates	5		24		26
Joint ventures	3		-		5
Equity affiliates	4		3		11
Other liabilities
Non-consolidated affiliates	(4)		(4)		(17)
Joint ventures	-		-		-
Equity affiliates	(1)		(1)		(20)
Cash (financial debt), net
Non-consolidated affiliates	-		(4)		-
Joint ventures	(24)	(1)	(28)	(1)	(42)	(1)
Equity affiliates	-		-		(27)

(1)	Loan to a co-venturer (refer to Notes 17 and 26a).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2010, 2009 and

2008, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:

Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year

(In millions of euros)	2010	2009	2008
Short-term benefits
Fixed remuneration	11	8	5
Variable remuneration (1)	2	4	4
Directors’ fees	1	1	1
Employer’s social security contributions	2	2	3
Termination benefits and retirement indemnities	-	3	8
Other benefits
Post-employment benefits	3	2	2
Share-based payments (stock option plans)	4	4	8
Total	23	24	31

(1)	Including retention bonuses.

NOTE 33    EMPLOYEE BENEFIT EXPENSES, STAFF TRAINING RIGHTS AND AUDIT FEES

a/ Employee benefit expenses and staff training rights

(In millions of euros)	2010	2009	2008
Wages and salaries (1)	5,380	5,360	5,266
Restructuring costs (2)	240	368	489
Post-retirement benefit plan amendment (3)	(30)	(253)	(65)
Financial component of pension and post-retirement benefit costs (4)	(339)	(105)	(349)
Net employee benefit expenses	5,251	5,370	5,341

(1)	Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

(2)	See Note 27d.

(3)	See Note 25f.

(4)	See Note 8.

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

Accumulated individual staff training rights represented 1,060,912 hours at December 31, 2010 (represented 1,085,798 hours at December 31, 2009 and 953,570 hours at December 31, 2008). Rights exercised so far are not material.

b/ Audit fees

The unaudited amount of audit fees is disclosed in Section 11.4 of our Annual Report on Form 20-F, which is available on the Internet (http://alcatel-lucent.com).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34

NOTE 34    CONTINGENCIES

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

Actions and investigations

a/ Costa Rican Actions

Beginning in early October 2004, Alcatel-Lucent learned that investigations had been launched in Costa Rica by the Costa Rican prosecutors and the National Congress, regarding payments made by consultants allegedly on behalf of Alcatel CIT, a French subsidiary now called Alcatel-Lucent France (“CIT”), or other Alcatel-Lucent subsidiaries to various public officials in Costa Rica, two political parties in Costa Rica and representatives of Instituto Costarricense de Electricidad (ICE), the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel commenced an investigation into this matter.

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$52 million (in the case of the Attorney General’s Office) and U.S.$20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S.$71.6 million. No formal notice of a revised civil claim has so far been received by CIT. The trial of the criminal case started on April 14, 2010 and is ongoing.

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE’s claims are not included in the agreement with the Attorney General and are pending and currently in trial, as noted above.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of U.S.$59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors that resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S.$59.8 million and call the performance bond. CIT was notified of the termination by ICE of this portion of the 400 KL GSM Contract on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S.$78.1 million in the aggregate, of which ICE has collected U.S.$5.9 million.

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S.$44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT will collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The preliminary court hearing, which commenced on October 6, 2009, concluded and the case will proximately be set for trial.

On October 14, 2008, the Costa Rican authorities notified CIT of the commencement of an administrative proceeding to ban CIT from government procurement contracts in Costa Rica for up to 5 years. The administrative proceeding was suspended on December 8, 2009 pending the resolution of the criminal case mentioned above. In March 2010, CIT was notified of a new administrative proceeding whereby ICE seeks to ban CIT from procurement contracts, as a consequence of alleged material breaches under the 400KL GSM Contract (in particular, in connection with failures related to road coverage and quality levels).

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent generated €3 million in revenue from Costa Rican contracts in 2010 and expects to generate approximately €1.5 million of revenues in 2011. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

b/ U.S. Prosecutions and Cases

The United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) conducted an investigation into possible violations by Alcatel-Lucent of the Foreign Corrupt Practices Act (“FCPA”) and federal securities laws. In connection with that investigation, the DOJ and the SEC requested information regarding Alcatel-Lucent’s operations in multiple countries.

Alcatel-Lucent engaged in settlement discussions with the DOJ and the SEC with regard to the FCPA investigations. These discussions resulted in filed settlement agreements with the DOJ and the SEC. Final judgment has been entered in the SEC case, according to which, Alcatel-Lucent neither admits nor denies the allegations in the SEC’s complaint, is permanently restrained and enjoined from future violations of U.S. securities laws, is liable for U.S.$45.4 million in disgorgement of profits and prejudgment interest, and agrees to engage a three-year French anticorruption compliance monitor to evaluate the effectiveness of Alcatel-Lucent’s internal controls, record-keeping and financial reporting policies and procedures.

Acceptance of the DOJ agreement by the court is pending; there can be no assurances that the agreement will be accepted in court. Under the DOJ agreement, Alcatel-Lucent will enter into a three-year deferred prosecution agreement (DPA), charging Alcatel-Lucent with violations of the internal controls and books and records provisions of the FCPA in connection with conduct in Costa Rica, Honduras, Malaysia, Taiwan, Kenya, Nigeria, Bangladesh, Ecuador, Nicaragua, Angola, Ivory Coast, Burkina Faso, Uganda, and Mali. Alcatel-Lucent will also pay a total criminal fine of U.S.$92 million - payable in four instalments over the course of three years. If Alcatel-Lucent fully complies with the terms of the DPA, the DOJ will dismiss the charges upon conclusion of the three-year term. In addition, three Alcatel-Lucent subsidiaries - Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica - will each plead guilty to conspiracy to violate the FCPA’s antibribery, books and records and internal accounting controls provisions. The agreement with the DOJ also contains provisions relating to a three-year French anticorruption compliance monitor.

Alcatel-Lucent has recognized a provision of €100 million as of December 31, 2010 in connection with these FCPA investigations, which is equivalent to the sum of U.S.$45.4 million as agreed upon in the SEC settlement and U.S.$92 million as agreed upon in the agreement with the DOJ, discounted back to net present value and converted into euros.

On April 30, 2010, ICE filed a civil RICO claim in state court in Miami, Florida (USA). ICE claimed that several different Alcatel-Lucent entities, along with a former employee, were engaged in a worldwide scheme of bribery and corruption, during which they made payments to senior officials of the Costa Rican government and ICE. ICE claimed it was damaged from this conduct and sought treble damages, disgorgement, and other damages and relief. On January 18, 2011, the court granted the Alcatel-Lucent defendants’ motion to dismiss on forum non conveniens grounds, and directed ICE to refile its claim in Costa Rica. ICE has stated that it intends to appeal this decision.

c/ Investigations in France

French authorities are carrying out investigations into certain conduct by Alcatel-Lucent subsidiaries in Costa Rica, Kenya, Nigeria, and French Polynesia.

With respect to Costa Rica, French authorities are investigating CIT’s payments to consultants in the Costa Rica matter described above.

With respect to Kenya, the authorities are conducting an investigation to ascertain whether inappropriate payments were received by Kenyan public officials as a result of consultant payments that CIT made in 2000 in connection with a supply contract between CIT and a privately-owned company in Kenya.

With respect to Nigeria, French authorities have requested that Alcatel-Lucent produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent has responded to the request and is continuing to cooperate with the investigating authorities.

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (“ALSN”), and certain former or current employees of ALSN in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ALSN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those former employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ALSN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter.

Alcatel-Lucent is unable to predict the outcome of these investigations and its effect on Alcatel-Lucent’s business. In particular, if ALSN were convicted of a criminal violation, the French courts could, among other things, fine ALSN and/or ban it from participating in French public procurement contracts for a certain period. ALSN generated approximately €20 million of revenues from French public procurement contracts in 2010 and expects to generate approximately €1 million of revenues in 2011. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

d/ Malaysia

Malaysian authorities are conducting an investigation following disclosure of events in Malaysia that occurred between 2004 and 2006 involving certain conduct by former employees of Alcatel-Lucent subsidiary in Malaysia that were described in the public court filings by the DOJ and SEC referred to above. The investigation is currently focused on payments totalling approximately U.S.$ 15,000 made to employees of a government controlled customer in exchange for non-public information. The Alcatel-Lucent subsidiary in Malaysia is cooperating with this investigation. Alcatel-Lucent is unable to predict the outcome of this investigation and its effect on Alcatel-Lucent’s business in Malaysia.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34

e/ Spain

On December 16, 2009, two floors of an office building in Madrid, Spain, leased and occupied by Alcatel-Lucent España collapsed. The building was one of six office buildings leased to Alcatel-Lucent España by Colprado Inmobiliaria S.L. (“Colprado”). As a result of the collapse, the local authorities ordered the immediate demolition of the collapsed building and banned access to three adjacent buildings which were also occupied by Alcatel-Lucent. In accordance with the provisions of the lease agreement, Alcatel-Lucent España thereafter reduced the rent amount in proportion to the destroyed or unusable buildings, and, on March 15, 2010 it notified Colprado that it was invoking the contractual provision in the lease for automatic termination of the contract in case of partial destruction and failure to reconstruct within twelve months. Colprado challenged the termination and claimed payment for the full monthly rent. Colprado thereafter terminated the lease and seized a bank guarantee in the amount of €9.35 million and the lease deposit in the amount of €1.5 million.

On April 7, 2010, in accordance with the binding arbitration clause agreed upon in the lease agreement, Alcatel-Lucent España filed a request for arbitration before the Civil and Commercial Court of Arbitration (“CIMA”) in Madrid, Spain. Alcatel-Lucent España sought a ruling that it lawfully terminated the lease and claimed reimbursement by Colprado of the amounts seized under the guarantee and lease deposit, with interest. On October 8, 2010, Colprado filed a counterclaim seeking compensation from Alcatel-Lucent España in the amount of €38.9 million for (i) loss of rents up to March 2012, (ii) demolition costs and reconstruction costs of the collapsed building, (iii) damages allegedly caused to the premises, and (iv) contractual penalties. Arbitration hearings were held November 17-19, 2010.

On January 13, 2011, the arbitrator appointed by CIMA issued an award finding that the collapse of the building was not caused by Alcatel-Lucent España. The arbitrator ruled that Alcatel-Lucent España was therefore not obligated to pay rent for the building that collapsed. However, the arbitrator determined that Alcatel-Lucent España could not terminate the lease of the other five buildings, in spite of Alcatel-Lucent’s inability to occupy the buildings due to the access ban. Consequently, the arbitrator ruled that Alcatel-Lucent España is required to pay Colprado for rent up to the date the lease expires (that is March 2012), which, after compensation of the amounts seized by Colprado, results in a payment by Alcatel-Lucent España of €11 million. The award also referred to a contractual penalty consisting of 4.5% of the unpaid rents up to expiry of the lease but such contractual penalty was finally not taken into consideration by the arbitrator when calculating the aforementioned €11 million amount. According to the terms of the award, Alcatel-Lucent España’s overall exposure on this matter currently amounts to €21.8 million fully reserved.

On January 24, 2011, Alcatel-Lucent España and Colprado submitted their respective clarification requests to the award. Alcatel-Lucent seeks a reduction of approximately €755,000 in the amount payable pursuant to the award. Colprado seeks an increase of €6.9 million in the amount payable by Alcatel-Lucent, which includes the aforementioned 4.5% contractual penalty (amounting to approximately €907,000) and two other contractual penalties that, in Alcatel-Lucent’s view, were tacitly dismissed in the award. The sole arbitrator’s final clarification to the award is expected to be issued before the end of February 2010.

Alcatel-Lucent España is considering its options with respect to initiating proceedings to nullify all or a portion of this award.

Lucent’s employment and benefits related cases

In October 2005, a purported class action was filed by Peter A. Raetsch, Geraldine Raetsch and Curtis Shiflett, on behalf of themselves and all others similarly situated, in the U.S. District Court for the District of New Jersey. The plaintiffs alleged that Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) failed to maintain health care benefits for retired management employees for each year from 2001 through 2006 as required by the U.S. Internal Revenue Code, the U.S. Employee Retirement Income Security Act, and the Lucent pension and medical plans. Upon motion by Lucent, the court remanded the claims to Lucent’s claims review process. A Special Committee was appointed and reviewed the claims. The Special Committee denied the plaintiffs’ claims and the case returned to the court, where limited discovery was completed.

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

As a result of the court’s findings for 2003, Lucent established a provision for U.S.$27 million during the second quarter of 2008. As a result of the ongoing discovery and analysis, this reserve was adjusted from time to time. On January 21, 2010, the parties agreed to settle the lawsuit for the sum of U.S.$36 million. The settlement was memorialized in a Settlement Agreement, which was approved by the court on November 8, 2010 by way of a Final Judgment Approving Settlement. This judgment became final on December 9, 2010 as it was not appealed within the statutory delay. Lucent funded the net settlement amount of U.S.$35.8 million in December 2010.

Lucent implemented various actions to address the rising costs of providing retiree health care benefits and the funding of the Lucent pension plans. These actions led to the filing of cases against Lucent (now closed) and may lead to the filing of additional cases.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35

Microsoft

Lucent, Microsoft and Dell have been involved in a number of patent lawsuits in various jurisdictions. In the summer of 2003, certain Dell and Microsoft lawsuits in San Diego, California, were consolidated in federal court in the Southern District of California. The court scheduled a number of trials for groups of the Lucent patents, including two trials held in 2008. In one of these trials, on April 4, 2008, a jury awarded Alcatel-Lucent approximately U.S.$357 million in damages for Microsoft’s infringement of the “Day” patent, which relates to a computerized form entry system. On June 19, 2008, the Court entered judgment on the verdict and also awarded prejudgment interest exceeding U.S.$140 million. The total amount awarded Alcatel-Lucent relating to the Day patent exceeded U.S.$497 million.

On December 15, 2008, Microsoft and Alcatel-Lucent executed a settlement and license agreement whereby the parties agreed to settle the majority of their outstanding litigations, with the exception of Microsoft’s appeal of the Day patent verdict to the Court of Appeals for the Federal Circuit. This settlement included dismissing all pending patent claims in which Alcatel-Lucent is a defendant and provided Alcatel-Lucent with licenses to all Microsoft patents-in-suit in these cases. Also, on May 13, 2009, Alcatel-Lucent and Dell agreed to a settlement and dismissal of the appeal issues relating to Dell from the April 2008 trial.

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

On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent. On April 23, 2010, Alcatel-Lucent filed its Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. A trial was scheduled for January 10, 2011 in US District Court in San Diego to determine the amount of compensation owed to Alcatel-Lucent by Microsoft for its infringement of the Day patent. On January 11, 2011, the Court rescheduled the trial for July 19,

2011 to allow the parties to address a January 4, 2011 appellate decision in a separate matter.

In a parallel proceeding, the United States Patent and Trademark Office issued a Re-examination Certificate on March 2, 2010 confirming the validity of the Day patent in response to a re-examination request filed by Dell in May of 2007.

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

Except for these governmental investigations and legal proceedings and their possible consequences as set forth above, the Company is not aware, as of date this document is being published, of any legal proceeding or governmental investigation (including suspended or threatened proceeding) against Alcatel-Lucent and/or its subsidiaries that could have a material impact on the financial situation or profitability of the Group.

NOTE 35    EVENTS AFTER THE STATEMENT OF FINANCIAL POSITION DATE

Alcatel-Lucent’s Oceane 4.75 % issued in June 2003 and due January 2011 was repaid on January 3, 2011 for a nominal value of €818 million.

There were no other events that have a material impact on the financial status that occurred between the statement of financial position date and February 9, 2011, the date when the Board of Directors authorized the consolidated financial statements for issue.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36

NOTE 36    MAIN CONSOLIDATED COMPANIES

Company	Country	% control	% interest	Consolidation method
Alcatel-Lucent (2) (3)	France			Parent company
Operating companies (1)
Alcatel-Lucent Australia Limited	Australia			Full consolidation
Alcatel-Lucent Austria AG	Austria			Full consolidation
Alcatel-Lucent Bell NV	Belgium			Full consolidation
Alcatel-Lucent Brasil S/A	Brazil			Full consolidation
Alcatel-Lucent Canada Inc.	Canada			Full consolidation
Alcatel-Lucent Deutschland AG	Germany			Full consolidation
Alcatel-Lucent Enterprise	France			Full consolidation
Alcatel-Lucent España S.A.	Spain			Full consolidation
Alcatel-Lucent France	France			Full consolidation
Alcatel-Lucent India Limited	India			Full consolidation
Alcatel-Lucent International	France			Full consolidation
Alcatel-Lucent Italia S.p.A.	Italy			Full consolidation
Alcatel-Lucent Mexico S.A. de C.V.	Mexico			Full consolidation
Alcatel-Lucent Nederland B.V.	The Netherlands			Full consolidation
Alcatel-Lucent Polska Sp Z.o.o.	Poland			Full consolidation
Alcatel-Lucent Portugal, S.A.	Portugal			Full consolidation
Alcatel-Lucent Schweiz AG	Switzerland			Full consolidation
Alcatel-Lucent Shanghai Bell Co, Ltd	China	50	50	Full consolidation (4)
Alcatel-Lucent Submarine Networks	France			Full consolidation
Alcatel-Lucent Telecom Limited	U.K.			Full consolidation
Alcatel-Lucent Teletas Telekomunikasyon A.S.	Turkey	65	65	Full consolidation
Alcatel-Lucent USA Inc.	U.S.A.			Full consolidation
Alda Marine	France	51	51	Proportionate (5)
Genesys Telecommunications Laboratories, Inc.	U.S.A.			Full consolidation
LGS Innovations LLC	U.S.A.			Full consolidation
Holdings
Financial Holdings
Alcatel-Lucent Holdings Inc.	U.S.A.			Full consolidation
Alcatel-Lucent NV	The Netherlands			Full consolidation
Alcatel-Lucent Participations	France			Full consolidation
Compagnie Financière Alcatel-Lucent	France			Full consolidation
Coralec	France			Full consolidation
Florelec	France			Full consolidation
Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxemburg			Full consolidation

(1)	Percentages of control and interest equal 100% unless otherwise specified.

(2)	Publicly traded.

(3)	The activities of Alcatel-Lucent, as the parent company, are included under the business segment “Other”.

(4)	Entity fully controlled by the Group holding 50% plus one share.

(5)	Entity jointly controlled with Louis Dreyfus & associés holding the 49% remaining shares.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37

NOTE 37     QUARTERLY INFORMATION (UNAUDITED)

Consolidated income statements

(In millions of euros - except per share information) 2010	Q1	Q2	Q3	Q4	Total
Revenues	3,247	3,813	4,074	4,862	15,996
Cost of sales	(2,189)	(2,436)	(2,697)	(3,103)	(10,425)
Gross profit	1,058	1,377	1,377	1,759	5,571
Administrative and selling expenses	(696)	(751)	(718)	(742)	(2,907)
Research and development expenses before capitalization of development expenses	(617)	(663)	(674)	(698)	(2,652)
Impact of capitalization of development expenses	(8)	(8)	4	2	(10)
Research and development costs	(625)	(671)	(670)	(696)	(2,662)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(263)	(45)	(11)	321	2
Restructuring costs	(134)	(110)	(71)	(60)	(375)
Litigations	(6)	(10)	10	(22)	(28)
Gain/(loss) on disposal of consolidated entities	(3)	-	-	65	62
Post-retirement benefit plan amendments	-	-	30	-	30
Income (loss) from operating activities	(406)	(165)	(42)	304	(309)
Interest relative to gross financial debt	(86)	(92)	(86)	(93)	(357)
Interest relative to cash and cash equivalents	15	15	10	13	53
Finance costs	(71)	(77)	(76)	(80)	(304)
Other financial income (loss)	25	60	137	134	356
Share in net income (losses) of equity affiliates	1	7	4	2	14
Income (loss) before income tax and discontinued operations	(451)	(175)	23	360	(243)
Income tax, (charge) benefit	(47)	(4)	23	(9)	(37)
Income (loss) from continuing operations	(498)	(179)	46	351	(280)
Income (loss) from discontinued operations	(9)	(4)	-	1	(12)
Net income (loss)	(507)	(183)	46	352	(292)
Attributable to:
• Equity owners of the parent	(515)	(184)	25	340	(334)
• Non-controlling interests	8	1	21	12	42
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.23)	(0.08)	0.01	0.15	(0.15)
• Diluted earnings (loss) per share	(0.23)	(0.08)	0.01	0.13	(0.15)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(0.22)	(0.08)	0.01	0.15	(0.15)
• Diluted earnings per share	(0.22)	(0.08)	0.01	0.13	(0.15)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	(0.01)	0.00	0.00	0.00	0.00
• Diluted earnings per share	(0.01)	0.00	0.00	0.00	0.00

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37

(In millions of euros - except per share information) 2009	Q1	Q2	Q3	Q4	Total
Revenues	3,598	3,905	3,687	3,967	15,157
Cost of sales	(2,465)	(2,612)	(2,455)	(2,514)	(10,046)
Gross profit	1,133	1,293	1,232	1,453	5,111
Administrative and selling expenses	(768)	(769)	(699)	(677)	(2,913)
Research and development expenses before capitalization of development expenses	(691)	(655)	(610)	(571)	(2,527)
Impact of capitalization of development expenses	-	1	1	2	4
Research and development costs	(691)	(654)	(609)	(569)	(2,523)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(326)	(130)	(76)	207	(325)
Restructuring costs	(78)	(123)	(136)	(268)	(605)
Litigations	-	-	-	(109)	(109)
Impairment of assets	-	-	-	-	-
Gain/(loss) on disposal of consolidated entities	-	-	-	99	99
Post-retirement benefit plan amendments	(2)	1	38	211	248
Income (loss) from operating activities	(406)	(252)	(174)	140	(692)
Interest relative to gross financial debt	(84)	(74)	(72)	(83)	(313)
Interest relative to cash and cash equivalents	22	16	8	13	59
Finance costs	(62)	(58)	(64)	(70)	(254)
Other financial income (loss)	49	93	49	58	249
Share in net income (losses) of equity affiliates	(9)	3	2	5	1
Income (loss) before income tax, related reduction of goodwill and discontinued operations	(428)	(214)	(187)	133	(696)
Income tax, (charge) benefit	6	87	8	(41)	60
Income (loss) from continuing operations	(422)	(127)	(179)	92	(636)
Income (loss) from discontinued operations	-	129	-	3	132
Net income (loss)	(422)	2	(179)	95	(504)
Attributable to:
• Equity owners of the parent	(402)	14	(182)	46	(524)
• Non-controlling interests	(20)	(12)	3	49	20
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.18)	0.01	(0.08)	0.02	(0.23)
• Diluted earnings (loss) per share	(0.18)	0.01	(0.08)	0.02	(0.23)
Net income (loss) (before discontinued operations) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.18)	(0.05)	(0.08)	0.02	(0.29)
• Diluted earnings (loss) per share	(0.18)	(0.05)	(0.08)	0.02	0.29)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.00	0.06	0.00	0.00	0.06
• Diluted earnings per share	0.00	0.05	0.00	0.00	0.06

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37

(In millions of euros - except per share information) 2008	Q1	Q2	Q3	Q4	Total
Revenues	3,864	4,101	4,065	4,954	16,984
Cost of sales	(2,467)	(2,669)	(2,746)	(3,308)	(11,190)
Gross profit	1,397	1,432	1,319	1,646	5,794
Administrative and selling expenses	(795)	(751)	(740)	(807)	(3,093)
Research and development expenses before capitalization of development expenses	(741)	(726)	(685)	(706)	(2,858)
Impact of capitalization of development expenses	33	24	21	23	101
Research and development costs	(708)	(702)	(664)	(683)	(2,757)
Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(106)	(21)	(85)	156	(56)
Restructuring costs	(122)	(265)	(94)	(81)	(562)
Impairment of assets	-	(810)	(5)	(3,910)	(4,725)
Gain/(loss) on disposal of consolidated entities	(1)	-	-	(6)	(7)
Post-retirement benefit plan amendments	-	(18)	63	2	47
Income (loss) from operating activities	(229)	(1,114)	(121)	(3,839)	(5,303)
Interest relative to gross financial debt	(96)	(95)	(97)	(103)	(391)
Interest relative to cash, cash equivalents	48	45	45	41	179
Finance costs	(48)	(50)	(52)	(62)	(212)
Other financial income (loss)	93	100	119	54	366
Share in net income (losses) of equity affiliates	28	28	28	12	96
Income(loss) before income tax, related reduction of goodwill and discontinued operations	(156)	(1,036)	(26)	(3,835)	(5,053)
Income tax, (charge) benefit	(19)	(50)	(10)	(74)	(153)
Income (loss) from continuing operations	(175)	(1,086)	(36)	(3,909)	(5,206)
Income (loss) from discontinued operations	-	-	(2)	35	33
Net income (loss)	(175)	(1,086)	(38)	(3,874)	(5,173)
attributable to:
• Equity owners of the parent	(181)	(1,102)	(40)	(3,892)	(5,215)
• Non-controlling interests	6	16	2	18	42
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.08)	(0.49)	(0.02)	(1.72)	(2.31)
• Diluted earnings (loss) per share	(0.08)	(0.49)	(0.02)	(1.72)	(2.31)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.08)	(0.49)	(0.02)	(1.73)	(2.32)
• Diluted earnings (loss) per share	(0.08)	(0.49)	(0.02)	(1.73)	(2.32)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.00	0.00	0.00	0.01	0.01
• Diluted earnings per share	0.00	0.00	0.00	0.01	0.01