Form 20-F
period 2011-12-31
ALCATEL LUCENT
filed 2012-03-21
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

Facsimile Number 33 (1) 40 76 14 05

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

2,325,383,328 ordinary shares, nominal value €2 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes  ☐    No  ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☒

10	ADDITIONAL INFORMATION		153

	10.1	Legal information	153

	10.2	Specific provisions of the by-laws and of law	153

	10.3	American Depositary Shares, taxation and certain other matters	158

	10.4	Documents on display	165

11	CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS		167

	11.1	Controls and procedures	167

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

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2011, 2010, 2009, 2008 and 2007 included several negative, non-cash impacts of purchase accounting entries.

On October 19, 2011, Alcatel-Lucent announced that it had received a binding offer of U.S. $ 1.5 billion from a company owned by the Permira funds for the acquisition of its Genesys business. The closing of the deal was completed on February 1, 2012. As a result of this transaction, our 2011, 2010, 2009, 2008 and 2007 financial results pertaining to the Genesys business are treated as discontinued operations.

1

SELECTED FINANCIAL DATA

1.1 CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

1.1     CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

	For the year ended December 31,
(In millions, except per share data)	2011 (1)	2011	2010	2009	2008	2007
Income Statement Data
Revenues	U.S.$19,884	€15,327	€15,658	€14,841	€16,636	€17,470
Income (loss) from operating activities before restructuring costs, impairment of assets, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	326	251	(70)	(384)	(112)	(764)
Restructuring costs	(263)	(203)	(371)	(598)	(561)	(856)
Income (loss) from operating activities	152	117	(377)	(744)	(5,358)	(4,306)
Income (loss) from continuing operations	947	730	(325)	(666)	(5,247)	(4,128)
Net income (loss)	1,484	1,144	(292)	(504)	(5,173)	(3,477)
Net income (loss) attributable to equity holders of the parent	1,421	1,095	(334)	(524)	(5,215)	(3,518)
Earnings per ordinary share
Net income (loss) before discontinued operations attributable to the equity holders of the parent per share
• basic (2)	U.S.$0.39	€0.30	(0.16)	(0.30)	(2.34)	(1.85)
• diluted (3)	U.S.$0.36	€0.28	(0.16)	(0.30)	(2.34)	(1.85)
Dividend per ordinary share (4)	-	-	-	-	-	-
Dividend per ADS (4)	-	-	-	-	-	-

	At December 31,
(In millions)	2011 (1)	2011	2010	2009	2008	2007
Statement of Financial Position Data
Total assets	U.S.$31,398	€24,203	€24,876	€23,896	€27,373	€33,794
Marketable securities and cash and cash equivalents	5,803	4,473	5,689	5,570	4,593	5,271
Bonds, notes issued and other debt - Long-term part	5,565	4,290	4,112	4,179	3,998	4,565
Current portion of long-term debt and short-term debt	427	329	1,266	576	1,097	483
Capital stock	6,034	4,651	4,637	4,636	4,636	4,635
Equity attributable to the equity owners of the parent after appropriation (5)	5,000	3,854	3,545	3,740	4,633	11,187
Non controlling interests	969	747	660	569	591	515

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S.$1.2973 on December 30, 2011.
(2)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:
– ordinary shares: 2,265,024,193 in 2011, 2,259,877,263 in 2010, 2,259,696,863 in 2009, 2,259,174,970 in 2008 and 2,255,890,753 in 2007.
(3)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:
– ordinary shares: 2,865,930,999 in 2011, 2,259,877,263 in 2010, 2,259,696,863 in 2009, 2,259,174,970 in 2008 and 2,255,890,753 in 2007.
(4)	Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of Directors has announced that it will propose not to pay a dividend for 2011 at our Annual Shareholders’ Meeting to be held on June 8, 2012.
(5)	Amounts presented are net of dividends distributed. Equity attributable to equity owners of the parent before appropriation was €3,854, €3,545 million, €3,740 million, €4,633 million and €11,187 million as of December 31, 2011, 2010, 2009, 2008 and 2007 respectively and dividends proposed or distributed amounted to €0 million as of December 31, 2011, 2010, 2009, 2008 and 2007.

SELECTED FINANCIAL DATA

1.2 EXCHANGE RATE INFORMATION

1.2     EXCHANGE RATE INFORMATION

The table below shows the average noon buying rate of euro for each year from 2007 to 2011. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

Year	Average rate (1)
2011	U.S.$ 1.4002
2010	U.S.$ 1.3209
2009	U.S.$ 1.3955
2008	U.S.$ 1.4695
2007	U.S.$ 1.3797

(1)	The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low
March 2012 (through March 16)	U.S.$ 1.3320	U.S.$ 1.3025
February 2012	U.S.$ 1.3463	U.S.$ 1.3087
January 2012	U.S.$ 1.3192	U.S.$ 1.2682
December 2011	U.S.$ 1.3463	U.S.$ 1.2926
November 2011	U.S.$ 1.3803	U.S.$ 1.3244
October 2011	U.S.$ 1.4164	U.S.$ 1.3281
September 2011	U.S.$ 1.4283	U.S.$ 1.3449

On March 16, 2012, the noon buying rate was €1.00 = U.S.$1.3171.

1

SELECTED FINANCIAL DATA

1.2 EXCHANGE RATE INFORMATION

ACTIVITY OVERVIEW

2.1 NETWORKS SEGMENT

2    ACTIVITY OVERVIEW

Effective July 20, 2011, we reorganized our Group activities. Please refer to Section 5.1 “Business organization” of the document for details about the changes.

The charts below set forth the three operating segments that comprised our organization in 2011: Networks, S3 (Software, Services and Solutions) and Enterprise. In 2011, our Networks segment was organized into four businesses: IP, Optics, Wireless and Wireline. According to independent industry analysis, in 2011, we were able to maintain or grow our market position in key next-generation technologies, such as IP/MPLS, LTE and WDM. We were also able to maintain our leadership position in areas such as CDMA, submarine optics, VDSL2 and mobile backhaul.

2.1    NETWORKS SEGMENT

IP

Position	Activities	Market positions
A world leader and privileged partner of service providers, enterprises and governments in transforming their networks to an all-IP (Internet Protocol) architecture.	Central focus is on the IP intelligent router market. Our technology allows service providers to enrich the end-user experience which creates sustainable value.	• #2 in IP/MPLS service provider edge routers with 23% market share in 2011 (1) • #1 in mobile backhaul with 25% market share in the first half of 2011 (1)

(1)	Infonetics

OPTICS

Position	Activities	Market positions
As a leader in optical networking, we help more than 1,000 service providers and large strategic industries to transform their transmission infrastructures in the framework of a High Leverage Network™, ensuring reliable transport of data at the lowest cost per bit and enabling new revenue generating services and applications.	By leveraging Bell Labs innovations, we design, manufacture and market optical networking equipment to transport information over fiber optic connections over long distances on land (terrestrial) or under sea (submarine), as well as for short distances in metropolitan and regional areas. The portfolio also includes microwave wireless transmission equipment.

•   #2 in terrestrial optical networking with 16% market share based on revenues in 2011 (1)

•   #2 in WDM long haul with 17% market share based on revenues in 2011 (1)

•   #1 in submarine optical networking with estimated 35-40% market share (revenues) 2011 (2)

•   #1 in packet microwave transmission with 53% market share for 12 months ending October 31, 2011 (1)

(1)	Dell’Oro

(2)	Alcatel-Lucent estimate

WIRELESS

Position	Activities	Market positions
One of the world’s leading suppliers of wireless communications infrastructure across a variety of technologies.

Activities focus on wireless product offerings for 2G (GSM/GPRS/EDGE, CDMA), 3G (UMTS/HSPA/EV-DO) and 4G networks (LTE).

As a key element to our portfolio, lightRadio™ was launched as a platform that provides operators a converged Radio Access Network (RAN) that enables capacity upgrades more quickly and cost effectively.

•   #1 in CDMA with 37% market share in 2011 (1)

•   #5 in GSM/GPRS/EDGE Radio Access Networks with 7% market share based on revenues in 2011 (1)

•   #4 in W-CDMA Radio Access Networks with 10% market share based on revenues in 2011 (1)

•   #2 in LTE with 24% market share in 2011 (1)

(1)	Dell’Oro

2

ACTIVITY OVERVIEW

2.1 NETWORKS SEGMENT

WIRELINE

Position	Activities	Market positions
We are one of the worldwide leaders in the fixed broadband access market, supporting the largest deployments of video, voice and data services over broadband. We are the largest global supplier of digital subscriber line (or DSL) technology and the second largest GPON supplier(1). We are also a leading supplier of communications products that deliver innovative voice and multimedia services with quality, reliability, scalability, and security across a variety of devices and fixed, mobile, and converged networks.	Our family of IP-based fixed access products provides support for both DSL and fiber, allowing service providers to extend fiber- and copper-based broadband access to the customer’s premise or to use them in highly optimized combinations. Our IP Multimedia Subsystem (IMS) activities are focused on the delivery of session control, media gateway control, media gateway, and session border control, integrated into meaningful solutions for service providers.

•   #1 in broadband access with 37% DSL market share based on revenues in 2011(1)

•   #1 in VDSL2 with 44% market share revenues in 2011(1)

•   #2 in GPON based on revenue with 24% market share in 2011(1)

•   #4 in IMS Core (session control) revenue, with 15% market share in 2011 (2)

(1)	Dell’Oro

(2)	Infonetics

2.2    SOFTWARE, SERVICES AND SOLUTIONS (S3) SEGMENT

SERVICES

Position	Activities	Market positions
A world leader in supplying services for telecommunications service providers and strategic industries (transportation, energy and public sector), with expertise in consulting, design integration, operations management and maintenance of complex, multi-vendor end-to-end telecommunications networks; includes services to transform networks to next-generation Wireless and converged, all IP platforms, that are efficient, intelligent and optimized to deliver new services, content and applications.	Activities focus on supplying complete offerings for networks’ entire life cycle: consultation, integration, migration and transformation, deployment, outsourcing and maintenance.

—   #3 in overall Services market, over the rolling four quarters ending Q3’11(1)(2)

—   Managed Services deals in 100+ networks covering 250 million subscribers(3)

—    #2 in OSS/BSS integration over the rolling four quarters ending Q3’11(1)

(1)	Analysys Mason

(2)	IDC

(3)	Alcatel-Lucent estimates

ACTIVITY OVERVIEW

2.2 SOFTWARE, SERVICES AND SOLUTIONS (S3) SEGMENT

NETWORK APPLICATIONS

Position	Activities	Market positions
Our Network Applications combine software, services and network hardware to address key customer challenges and opportunities. Solutions includes Advanced Communications, Mobile Commerce, Payment and Charging, Customer Experience and Application Enablement.	Activities focus on the development and sale of solutions that combine software, services and partnerships to address key service provider market opportunities.	• Customer Experience solutions for
over 150 of the world’s leading service
providers (1)

•    98 IMS customer projects including 8
of the top 10 global operators based
on 2011 rankings (1)

•    200+ Subscriber Data Management
deployments with over one billion
subscribers (1)

•    190+ Payment customers including
8 of the top 10 global mobile operators
based on 2011 rankings (1)

•    Motive’s Customer Experience
Management solutions are deployed by
almost 200 customers around the
world (1)

(1)	Alcatel-Lucent

2.3     ENTERPRISE SEGMENT

Position	Activities	Market positions
A world leader in communications and network solutions for businesses of all sizes, serving more than 250,000 customers worldwide.	Supply end to end products, solutions and services for small, medium, large and extra-large companies to improve conversations and collaboration across employees, customers and partners.	• #2 in Europe Middle East and Africa
(EMEA) in enterprise telephony in
2011 (1)

•    #3 in EMEA in managed LAN Switches
for the twelve months ended
October 31, 2011 based on
revenues (2)

•    2011 leader in Unified
Communications & Collaboration Magic
Quadrant (3)

—   2011 leader in Corporate Telephony
Magic Quadrant (3)

(1)	Dell’Oro

(2)	Infonetics

(3)	Gartner

2

ACTIVITY OVERVIEW

2.3 ENTERPRISE

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

3.1    RISKS RELATING TO THE BUSINESS

We adopted a new strategic focus in 2009, shifting our resources to support that focus. If our strategic plan is not aligned with the direction our customers take as they invest in the evolution of their networks, customers may not buy our products or use our services.

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

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers and other customers that buy our products and services regarding their deployment of technology and their timing of purchases and roll-out, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry were mixed in 2011 where the surge in smartphone penetration, mobile data and all-IP network transformation led to increased spending in wireless and IP while the macroeconomic environment and political unrest in some regions, negatively impacted spending. Overall uncertain economic conditions should prevail in 2012. Actual market conditions could be very different from what we expect and are planning for due to the uncertainty that exists about the strength of the recovery in the global economy. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

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

In addition, our sales volume as well as product and geographic mix will affect our gross margin. Therefore, if reduced demand for our products results in lower than expected sales volume, or if we have an unfavorable product or geographic mix, we may not achieve the expected gross margin rate, resulting in lower than expected profitability. These factors may fluctuate from quarter to quarter.

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

Our working capital requirements and cash flows have historically been, and they are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. Factors which could lead us to suffer cash flow fluctuations include:

—	the level of sales and profitability;

—	the effectiveness of inventory management;

—	the collection of receivables;

—	the timing and size of capital expenditures;

—	costs associated with potential restructuring actions; and

—	customer credit risk.

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

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

A substantial portion of our sales are to customers in the telecommunications industry. Some of these customers require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We have provided and in the future we expect that we will provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating; our level of available credit; and our ability to sell off commitments on acceptable terms. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have sought protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. Similar to 2010, in 2011 there appeared to be fewer instances where our customers experienced such difficulties. We cannot predict how that situation may evolve in 2012, when we expect uncertain economic conditions to continue. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

The Group’s U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of financial markets worldwide, interest rates, medical price increases, and changes in legal requirements. These plans are costly, and our efforts to fund or control these costs may be ineffective.

Many former and current employees and retirees of the Group in the U.S. participate in one or more of our major defined benefit plans that provide post-retirement pension, healthcare, and group life benefits.

Volatility in discount rates and asset values will affect the funded status of our pension plans.

For purposes of calculating our funding requirements for our U.S. pension plans, the U.S. Internal Revenue Service provides a number of methods to use for measuring plan assets and for determining the discount rate to be applied. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on a prior period of time not to exceed two years, with the valuation date as the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (effectively, the average yield curve of the daily rates for the month preceding the valuation date) or a 24-month average of the rates for each time segment (any 24-month period as long as the 24-month period ends no later than five months before the valuation date). To measure the 2010 funding valuation, we selected the 2-year asset fair value smoothing method for the U.S. Management and U.S. Occupational Pension plans, and the 24-month average of the rates for each time segment for the month ended September 30, 2009 for the U.S. Management Pension plan and the 24-month average of the rates for each time segment for the month ending December 31, 2009 for the U.S. Occupational Pension plans. As a result of these choices, we will not have to make any funding contributions for both the 2010 and 2011 funding valuations (i.e. no contribution contemplated through at least 2013). With a few exceptions, we will be required to use these same methods for future funding valuations. We cannot assure you that the asset valuation and discount rate methodologies selected for the 2011 funding valuation will not result in required contributions after 2013.

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

Pension and post-retirement health plan participants may live longer than has been assumed, which would result in an increase in our benefit obligation.

For pension funding purposes, we use the mortality table issued by the Internal Revenue Service (IRS) which includes fifteen years of projected improvements in life span for active and former employees not yet receiving pension payments, and seven years for retirees receiving payments. This table determines the period of time over which we assume that benefit payments will be made. The longer the period, the larger the benefit obligation and the amount of assets required to cover that obligation. To estimate our future U.S. retiree healthcare plan obligations and for accounting purposes, we use the RP2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. As with pension benefits, longer lives of our participants would likely increase our retiree healthcare benefit obligation. We cannot be certain that the longevity of our participants in our retiree healthcare plans or pension plans will not exceed that indicated by the mortality table we currently use, or that future updates to these tables will not reflect materially longer life expectancies.

We may not be able to fund the healthcare costs of our formerly represented retirees with excess pension assets in accordance with Section 420 of the U.S. Internal Revenue Code.

We expect to fund our current healthcare costs for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers with transfers of excess pension assets from our Occupational – inactive pension plan in which these retirees are participants. Excess assets are defined by Section 420 of the U.S. Internal Revenue Code (the “Code”) as being those assets in excess of either 120% or 125% of the plan’s funding obligation, depending on the type of transfer selected. Excess assets are a function of the funded status of the specific plan involved. The provisions of Section 420 of the Code expire on December 31, 2013; however, Section 420 has been extended by Congress three times in the past. We can make no assurances that the Section 420 of the Code will be extended beyond December 31, 2013. Further, we can make no assurances that sufficient excess assets will be available for future transfers to cover all future healthcare costs beyond 2013 for these specific retirees.

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

Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the euro and the U.S. dollar. Because our financial statements are denominated in euros, fluctuations in currency exchange rates, especially the U.S. dollar, or currencies linked to the U.S. dollar, against the euro, could have a material impact on our reported results.

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

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of December 31, 2011. In connection with the combination between Alcatel and Lucent, a significant amount of additional goodwill and acquired intangible assets were recorded as a result of the purchase price allocation.

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

Additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition. For example, in 2011 we performed an additional impairment test as of December 31, 2011, and the difference between the recoverable value and the carrying value of the net assets as of that date of our Wireline Networks Product Division was only slightly positive. Any material unfavorable change in any of the key assumptions used to determine the recoverable value of this Product Division could therefore cause us to have to account for an impairment charge in the future.

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

We depend on a limited number of internal and external manufacturing organizations, distribution centers and suppliers. Their failure to deliver or to perform according to our requirements may adversely affect our ability to deliver our products, services and solutions on time and in sufficient volume, while meeting our quality, safety or security standards.

Our manufacturing strategy is built upon two primary sources of production: internal manufacturing locations and external manufacturing suppliers. The manufacturing equipment and common and custom-made test equipment in our internal manufacturing locations are owned by us. When we resort to external manufacturing, the primary owner of inventory, standard manufacturing equipment and common test equipment is the external manufacturer, but in the vast majority of cases we own the custom-made test equipment, which would allow us to change manufacturing locations more easily if this became necessary.

Our business continuity plans also involve the implementation of a regional sourcing strategy where economically feasible, to ensure there is a supply chain to support and optimize our supply and delivery within the given region. For both our internal and external manufacturing locations such plans include the capability to move to alternate locations for production in case of a disruption at a given facility. In addition, we perform audits in all facilities, internal and external, to identify the actions required to reduce our overall business disruption risk.

However, despite the above measures, we may not be able to mitigate entirely the disruption risks for all of our products and, depending on the nature of the disruptive event, we may be required to prioritize our manufacturing and as a result, the supply of some of our products may be more affected than that of others.

Sourcing strategies are developed and updated annually to identify primary technologies and supply sources used in the selection of purchased components, finished goods, services and solutions. We multisource a large number of component and material families that are standard for the industry to the largest extent possible. For a number of components and finished goods families, we use multiple, predefined sources which allow us to have access to additional inventories in case of a disruptive event or to satisfy increased end customer demand. On the other hand, supply chain risks may arise with respect to components that are single-sourced or that have a long lead-time for a variety of reasons, such as non-forecasted upside demand, discontinuance by the supplier, quality problems, etc, that may have an adverse impact on our ability to deliver our products. In addition, for certain specific parts, an alternative source may not be technologically feasible.

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

Despite the steps we have taken with respect to our manufacturing and sourcing strategies, our business continuity plans and our logistics network, we can provide no assurance that such steps will be sufficient to avoid any disruption in the various stages of our supply chain. A disruption in any of those stages may materially adversely affect our ability to deliver our products, services and solutions on time and in sufficient volume, while meeting our quality, safety or security standards.

Information system risks, data protection breaches, cyber-attacks and industrial espionage may result in unauthorized access to or modification of, misappropriation or loss of our intellectual property and confidential information that we own or that has been entrusted to us, as well as interruptions to the availability of our systems or the systems that we manage for third parties.

Valuable intellectual property essential to our business operations and competitiveness, as well as other confidential and proprietary information (our own and that of customers, suppliers and other third parties including our customers’ end customers) are stored in or accessible through our information systems, a large part of which is managed by a third party to whom we have outsourced a significant portion of our IT operations, as well as the network and information systems that we manage for or sell to third parties or for whose security and reliability we may otherwise be accountable. Unauthorized access to or modification of, misappropriation or loss of such information could have a material adverse effect on our business and results of operations.

Unauthorized third parties have targeted our information systems, using sophisticated attempts, referred to as advanced persistent threats, “phishing” and other attacks. We believe that such attempts to access our information systems have on one or more occasions been successful. We are taking corrective actions that we believe will substantially mitigate the risk that such attacks will materially impact our business or operations. We cannot rule out that there may have been other cyber attacks that have been successful and/or that have not been detected. Our business is also vulnerable to theft, fraud, trickery or other forms of deception, sabotage and intentional acts of vandalism by third parties as well as employees.

We have procedures in place for responding to known or suspected data breaches. In addition, we conduct periodic assessments of our system vulnerabilities and the effectiveness of our security protections and have undertaken and will continue to undertake information security improvement programs internally for our systems and with our suppliers and business partners. However, there is no guarantee that our existing procedures or the improvement programs will be sufficient to prevent future security breaches or cyber attacks. In addition, as we have outsourced a significant portion of our information technology operations, we are also subject to vulnerabilities attributable to such third parties. Information technology is rapidly evolving, the techniques used to obtain unauthorized access or sabotage systems change frequently and the parties behind cyber attacks and other industrial espionage are believed to be sophisticated and well funded, and it is not commercially or technically feasible to mitigate all known vulnerabilities in a timely manner or to eliminate all risk of cyber attacks and data breaches. Unauthorized access to or modification of, misappropriation or loss of our intellectual property and confidential information could result in litigation and potential liability to customers, suppliers and other third parties, harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or damage our brand and reputation, which could materially adversely affect our business, results of operations or financial condition.

In addition, the cost and operational consequences of implementing further information system protection measures could be significant. We may not be successful in implementing such measures, which could cause business disruptions and be more expensive, time consuming and resource-intensive. Such disruptions could adversely impact our business.

We have outsourced a significant portion of our information technology (IT) systems and infrastructure, increasing our dependence on the reliability of external companies. Interruptions in the availability of the IT systems and infrastructure we rely upon could have material adverse effects on our operations.

Our business operations rely on complex IT systems, networks and other related infrastructure. We have outsourced a significant portion of our IT operations, increasing our reliance on the precautions taken by external companies to insure the reliability of those operations. Despite these precautions, IT operations, including those we have outsourced as well as those we manage ourselves, are susceptible to disruption from equipment failure, vandalism, natural disasters, power outages and other events. Although we have selected reputable companies to provide outsourced IT services, and have worked closely with them to identify risks and implement countermeasures and controls, we cannot be sure that interruptions will not occur in the availability of the IT services upon which we rely, with material adverse effects on our operations.

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

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

Our ten largest customers accounted for 43% of our revenues in 2011 (among which Verizon and AT&T represented 12% and 10% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 43% of our revenues in 2011 (among which Verizon and AT&T represented 12% and 10% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obligated to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn in spending in that industry.

We have long-term sales agreements with a number of our customers. Some of these agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

We have entered into long-term sales agreements with a number of our large customers, and we expect that we will continue to enter into long-term sales agreements in the future. Some of these existing sales agreements require us to sell products and services at fixed prices over the lives of the agreements, and some require, or may in the future require us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically important products. Since our strategic plan entails a streamlined set of product offerings, it may increase the likelihood that we may have to sell products that we would otherwise discontinue. The costs incurred in fulfilling some of these sales agreements may vary substantially from our initial cost estimates. Any cost overruns that cannot be passed on to customers could adversely affect our results of operations.

We have significant international operations and a significant amount of our revenues is earned in emerging markets and regions.

In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. We expect to continue to focus on expanding business in emerging markets in Asia, Africa, Latin America and Eastern Europe. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency. Also, it is possible that political developments in certain countries, similar to those in the Middle East and North Africa in 2011, may have, at least temporarily, a negative impact on our operations in those countries.

The activities of our Optics division include the installation and maintenance of undersea telecommunications cable networks, and in the course of this activity we may cause damage to existing undersea infrastructure, for which we may ultimately be held responsible.

Our subsidiary Alcatel-Lucent Submarine Networks is an industry leader in the supply of submarine optical fiber cable networks linking mainland to islands, island to island or several points along a coast, with activities now expanding to the supply of broadband infrastructure to oil and gas platforms, sea wind-farms and other offshore installations. Although thorough surveys, permit processes and safety procedures are implemented during the planning and deployment phases of all of these activities, there is a risk that previously-laid infrastructure, such as electric cables or oil pipelines, may go undetected despite such precautions, and be damaged during the process of laying the telecommunications cable, potentially causing business interruption to third parties operating in the same area and/or accidental pollution. While we have in place contractual limitations and maintain insurance coverage to limit our exposure, we can provide no assurance that these protections will be sufficient to cover fully such exposure.

RISK FACTORS

3.2 LEGAL RISKS

3.2    LEGAL RISKS

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

We are defendants in various lawsuits. These lawsuits against us include such matters as commercial disputes, claims regarding intellectual property, customer financing, product discontinuance, asbestos claims, labor, employment and benefit claims and others. We are also involved in certain investigations by government authorities. For a discussion of some of these legal proceedings and investigations, you should read “Legal Matters” in Section 6.10 of this annual report and Note 35 to our consolidated financial statements included elsewhere in this document. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material damages resulting from these lawsuits and investigations could adversely affect our profitability and cash flow.

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

3

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

INFORMATION ABOUT THE GROUP

4.1 GENERAL

4    INFORMATION ABOUT THE GROUP

4.1    GENERAL

The long-trusted partner of service providers, enterprises and governments around the world, we are a leading innovator in the field of networking and communications technology, products and services. The Group is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. We are committed to making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World. With operations in more than 130 countries and one of the most experienced global services organizations in the industry, we are a local partner with global reach.

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

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

4.2    HISTORY AND DEVELOPMENT

Set forth below is an outline of certain significant events of Alcatel-Lucent from formation until 2008:

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

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

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

Acquisition of Tropic Networks (regional and metro-area optical networking equipment for use in telephony, data, and cable applications)

Sale of our 49.9 % interest in Draka Comteq to Draka Holding NV, our joint venture partner in this company

Sale of our 12.4 % interest in Avanex to Pirelli, and supply agreements with both Pirelli and Avanex for related components

Sale of our 67% interest in the capital of Alcatel Alenia Space and our 33% interest in the capital of Telespazio (a worldwide leader in satellite services) to Thales. Completion of the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services

2008

Acquisition of Motive Networks, a U.S-based company developing and selling remote management software solutions for automating the deployment, configuration and support of advanced home networking devices called residential gateways

Agreement with Dassault Aviation regarding the sale of our 20.8% interest in Thales.

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

RECENT EVENTS

DISPOSITIONS

Disposal of Genesys. On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011.

OTHER MATTERS

2011 dividend. Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2011 results. Our Board will present this proposal at our Annual Shareholders’ Meeting on June 8, 2012.

Repurchases of convertible bonds. In February 2012, we repurchased and cancelled a portion of the outstanding Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds due June 2025 for U.S.$ 110 million in cash, excluding accrued interest, corresponding to a nominal value of U.S.$ 116 million. This represents 13% of the total U.S.$881 million nominal value of such bonds outstanding at December 31, 2011.

Repayment of notes. In February 2012, we repaid the notes that we had issued in July 2010 with maturity in February 2011 (then extended to February 2012) and in October 2010 with maturity in February 2012, for an aggregate €50 million in nominal value. There remain outstanding €50 million in nominal value of notes issued in July 2010 with maturity in May 2011 then extended to May 2012.

Change in credit ratings. On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family Rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. which are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently the ratings for the legacy bonds issued by Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust Inc., which are not guaranteed by us, were withdrawn. The Negative outlooks have been affirmed.

Agreement with RPX concerning our patents. On February 9, 2012 we entered into an agreement with RPX Corporation (“RPX”), a company active in the patent risk solutions business, pursuant to which, for a finite period, RPX will offer access to our worldwide patent portfolio (which includes more than 29,000 issued patents) through non-exclusive patent licenses to be entered into between members of the RPX client network and Alcatel-Lucent. License fees will vary depending upon company size, portfolio applicability, technology areas and other relevant factors.

HIGHLIGHTS OF TRANSACTIONS DURING 2011

New business group. On July 20, 2011, we announced the formation of a new business group, the Software, Services & Solutions group, which combines the Networks Applications division of our former Applications segment with the four divisions – Network & Systems Integration, Managed & Outsourcing Solutions, Multivendor Maintenance, and Product Attached Services – of our former Services segment which were in place within our business organization at June 30, 2011.

Changes in credit ratings. On November 10, 2011, Moody’s affirmed the Corporate Family Rating of Alcatel-Lucent at B1 and changed the outlook from Stable to Negative. Concurrently, Moody’s downgraded the ratings of the senior debt of Alcatel-Lucent and Alcatel-Lucent USA Inc. to B2 from B1. The ratings for the trust preferred securities of Lucent Technologies Capital Trust I were affirmed at B3.

On May 18, 2011, Moody’s changed the outlook of its Corporate Family Rating of Alcatel-Lucent as well as of its ratings of Alcatel Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Negative to Stable. The B1 Long Term rating was affirmed.

On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA, Inc. from Negative to Stable. The B ratings were affirmed.

Extension and repayment of notes issued in 2010. Regarding the notes we issued in October 2010 and July 2010 for an aggregate of €200 million in nominal value, the maturity dates of the notes due in February 2011 for a nominal amount of €25 million and for notes due in May 2011 for a nominal amount of €50 million were extended until February 2012 for a nominal amount of €25 million and until May 2012 for a nominal amount of €50 million. The notes due in August and November 2011 for a nominal amount of €100 million were not extended and were repaid. After the extensions and after the repayments, the new maturity dates became February 2012 for a nominal amount of €50 million and May 2012 for a nominal amount of €50 million.

Repayment of convertible bonds. On January 3, 2011 we repaid our 4.75% convertible/exchangeable bonds (which we refer to as OCEANE) issued in June 2003 and due January 2011 that remained outstanding at that date, for their nominal value of €818 million.

Developments in Microsoft case. This matter initiated in 2003 (along with a number of other patent infringement matters involving Microsoft as well as other parties and long since settled) resulted in a District Court finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent owned by us. This decision was followed by numerous appeals. The last jury award, in 2011, amounted to US$ 70 million in damages. In November 2011, the judge lowered the award to US$ 26.3 million. This judgment was appealed by Alcatel-Lucent. On December 29, 2011, we and Microsoft settled this dispute and dismissed the Day Patent litigation.

FCPA investigations. In December 2010 we entered into final settlement agreements with the SEC and the DOJ with regards to alleged violations of the Foreign Corrupt Practices Act (FCPA) in several countries, including but not limited to Costa Rica, Taiwan, and Kenya. Both agreements were approved in 2011 by the U.S. Federal Court, which resulted during that year in the payment of U.S.$45.4 million in disgorgement of profits and prejudgment interest to the SEC, the payment, for an amount of U.S.$25 million, of the first of the three installments of the criminal fine of U.S.$92 million imposed on us by the DOJ and our appointment of a French anticorruption compliance monitor for three years. In addition, three of our subsidiaries – Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica – each pleaded guilty to conspiracy to violate the FCPA’s antibribery, books and records and internal accounting controls provisions.

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

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

Sale of vacuum business. On December 31, 2010 we completed the sale of our Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG, a world leader in the vacuum industry. We received preliminary cash proceeds of €197 million. This amount was reduced by a net amount of €1 million in 2011 as a result of various purchase price adjustments.

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

Developments in Microsoft cases. On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent. On April 23, 2010, Alcatel-Lucent filed its Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. A trial took place starting on July 19, 2011 in the U.S. District Court in San Diego to determine the amount of compensation owed to us by Microsoft for its infringement of the Day patent.

On March 2, 2010, the United States Patent and Trademark Office issued a Reexamination Certificate confirming the validity of the Day Patent in response to the re-examination request filed by Dell in May of 2007.

FCPA investigations. In December 2010 we entered into final settlement agreements with the SEC and the DOJ. Under the agreement with the SEC, which has been approved by the U.S. Federal Court, we neither admit nor deny the allegations of violations of the antibribery, internal controls and books and records provisions of the FCPA in the SEC’s complaint, we are permanently restrained and enjoined from future violations of U.S. securities laws, we are liable for U.S.$45.4 million in disgorgement of profits and prejudgment interest, and we agree to engage a French anticorruption compliance monitor for three years. Under the agreement with the DOJ, we will enter into a three-year deferred prosecution agreement (“DPA”) charging us with violations of the internal controls and books and records provisions of the FCPA, and we will pay a total criminal fine of U.S.$92 million – payable in four installments over the course of three years. If we fully comply with the terms of the DPA, the DOJ will dismiss the charges upon conclusion of the three-year term. In addition, three of our subsidiaries – Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica – will each plead guilty to conspiracy to violate the FCPA’s antibribery, books and records and internal accounting controls provisions. The DPA also contains provisions relating to engaging a French anticorruption compliance monitor for three years (the settlement agreement with the DOJ was approved by the U.S. Federal Court on June 1, 2011).

HIGHLIGHTS OF TRANSACTIONS DURING 2009

DISPOSITIONS

Thales. In May 2009, we completed the sale of our 20.8% stake in Thales to Dassault Aviation for €1.566 billion.

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

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

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

INFORMATION ABOUT THE GROUP

4.3 STRUCTURE OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2011

4.3    STRUCTURE OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2011

The organization chart below reflects the main companies consolidated in the Group as of December 31st, 2011, such as listed in note 37 of the consolidated financial statements. Percentages of shares capital’s interest equal 100% unless otherwise specified.

4

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

At December 31, 2011, our total production capacity was equal to approximately 255,000 sq. meters and the table below shows the breakdown by region for the Networks segment, where our production capacity is concentrated.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 5.12 (Environmental matters) of this annual report.

The sites mentioned in the tables below were selected among our portfolio of 594 sites to illustrate the diversity of the real estate we use, applying four main criteria: region, business segment, type of use (production/assembly, research/innovation or support function), and whether the property is owned or leased.

ALCATEL-LUCENT, PRODUCTION CAPACITY AT DECEMBER 31, 2011

(in thousands of sq. meters)	EMEA	Americas	APAC	Total
Networks	148	45	61	255
Total	148	45	61	255

PRODUCTION/ASSEMBLY SITES

Country	Site	Ownership
China	Shanghai Pudong	Full ownership
France	Calais	Full ownership
France	Eu	Full ownership
United Kingdom	Greenwich	Full ownership
United States	Meriden	Full ownership

The main features of our production sites are as follows:

—

site of Shanghai Pudong (China): 142,000 sq. meters, of which 24,000 sq. meters is used for the production for Wireline and Wireless Access activities, the remainder of the site is used mainly for offices and laboratories;

—	site of Calais (France): 79,000 sq. meters, of which 61,000 sq. meters is used for the production of submarine cables;

—	site of Eu (France): 31,000 sq. meters, of which 16,000 sq. meters is used for the production of boards;

—	site of Greenwich (United Kingdom): 34,000 sq. meters, of which 19,500 sq. meters is used for the production of submarine cables;

—	site of Meriden (United States): 31,000 sq. meters, used for the manufacturing of products for RFS (Radio Frequency Systems);

INFORMATION ABOUT THE GROUP

4.4 REAL ESTATE AND EQUIPMENT

RESEARCH AND INNOVATION AND SUPPORT SITES

Country	Site	Ownership
Germany	Stuttgart	Lease
Germany	Nuremberg	Lease
Austria	Vienna	Full ownership
Belgium	Anvers	Lease
Brazil	São Paulo	Full ownership
Canada	Ottawa	Full ownership
China	Shanghai Pudong	Full ownership
Spain	Madrid	Lease
United States	Daly City	Lease
United States	Plano	Full ownership
United States	Naperville	Full ownership
United States	Murray Hill	Full ownership
France	Villarceaux	Lease
France	Vélizy	Lease
France	Colombes	Lease
France	Lannion	Full ownership
France	Paris Headquarters	Lease
France	Orvault	Lease
India	Bangalore	Lease
India	Chennai	Lease
Italy	Vimercate	Lease
Mexico	Cuautitlan Izcalli	Full ownership
Netherlands	Hilversum	Lease
Poland	Bydgoszcz	Full ownership
Romania	Timisoara	Full ownership
United Kingdom	Swindon	Lease
Singapore	Singapore	Lease

The occupation rate of these sites varies between 50 and 100% (average rate is 78%); the space which is not occupied by Alcatel-Lucent is leased to other companies or remains vacant. The average rate of 78% is based on the global portfolio of Alcatel-Lucent. The facilities presented are the major sites and form a representative sample of our activities.

4

INFORMATION ABOUT THE GROUP

4.5 MATERIAL CONTRACTS

4.5     MATERIAL CONTRACTS

NATIONAL SECURITY AGREEMENT AND SPECIALTY SECURITY AGREEMENT

On November 17, 2006, the Committee on Foreign Investment in the United States (“CFIUS”), approved our business combination with Lucent. In the final phase of the approval process CFIUS recommended to the President of the United States that he not suspend or prohibit our business combination with Lucent, provided that we execute a National Security Agreement (“NSA”) and Specialty Security Agreement (“SSA”) with certain U.S. Government agencies within a specified time period. As part of the CFIUS approval process, we entered into a NSA with the Department of Justice, the Department of Homeland Security, the Department of Defense and the Department of Commerce (collectively, the “USG Parties”) effective on November 30, 2006. The NSA provides for, among other things, certain undertakings with respect to our U.S. businesses relating to the work done by Bell Labs and to the communications infrastructure in the United States. Under the NSA, in the event that we materially fail to comply with any of its terms, and the failure to comply threatens to impair the national security of the United States, the parties to the NSA have agreed that CFIUS, at the request of the USG Parties at the cabinet level and the Chairman of CFIUS, may reopen review of the business combination with Lucent and revise any recommendations or make new recommendations to the President of the United States, which could lead to new commitments for Alcatel Lucent. In addition, we agreed to establish a separate subsidiary to perform certain work for the U.S. government, and hold government contracts and certain sensitive assets associated with Bell Labs. This separate subsidiary has a Board of Directors including at least three independent Directors who are resident citizens of the United States who have or are eligible to possess personnel security clearances from the Department of Defense. These Directors are former U.S. Secretary of Defense William Perry, former National Security Agency Director Lt. Gen. Kenneth A. Minihan, USAF (Ret.) and former Assistant Secretary of the U.S Navy Dr. H. Lee Buchanan. The SSA, effective December 20, 2006, that governs this subsidiary contains provisions with respect to the separation of certain employees, operations and facilities, as well as limitations on control and influence by the parent company and restrictions on the flow of certain information.

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

Our strategy is the Alcatel-Lucent High Leverage NetworkTM (HLN) that supports our Application Enablement vision. Alcatel-Lucent’s High Leverage NetworkTM provides the technological foundation needed to help service providers improve the Internet experience for business and consumer customers, providing a platform for the profitable delivery of new revenue-generating services. HLN will also allow service providers the agility to develop applications faster, scale to meet the demands of transporting rapidly growing video and mobile traffic and reduce overall operating costs. For those building private networks in the critical infrastructure segments, such as energy, transportation and public services, HLN will provide the intelligence and mission-critical reliability they need to support their operations.

A High Leverage NetworkTM is a converged, all-IP (Internet protocol) network that can carry the different services that are carried today over a service provider’s multiple networks. It delivers broadband access to users on any device (wired or wireless), and automatically provides the bandwidth needed to deliver the services being used. It has the intelligence to manage traffic while providing the quality of service that is appropriate for each user and each of his services, and to do that at optimum cost. It is suitable for deployment in both emerging markets and the developed world, and in both densely populated and remote areas. It requires state of the art capabilities in IP, optics, wireless and wireline broadband access - as well as the software and services that together support Application Enablement.

Through Application Enablement, service providers can make their High Leverage NetworkTM available to content and application partners in a managed and controlled way. This approach is intended to help service providers develop new business models and improve subscriber loyalty through unique and personalized services, which help generate more revenue and boost brand value for these service providers. These services include multi-screen and high-definition video services, application-assured business services and collaborative communication services. We also believe that our High Leverage NetworkTM will help service providers address new market opportunities such as next generation open access fiber networks, cloud computing and machine-to-machine (M2M) communication.

Organization. In the context of our continued focus on the High Leverage NetworkTM framework, on July 20, 2011, we reorganized our operating segments in an effort to better support our vision of the network as a platform that allows service providers to better monetize their networks and improve the quality of service for end-users. The three operating segments are as follows:

—

Networks – which remained unchanged, includes four main businesses - IP, Optics, Wireless and Wireline - and provides end-to-end networks and individual network elements that meet the strategic communications needs of fixed, mobile and converged service providers. The Networks group also includes another smaller business, Radio Frequency Systems;

—

Software, Services & Solutions (S3) – delivers a portfolio of combined software, services and solutions that focuses on the key opportunities and challenges facing our customers and that supplements and enhances our High Leverage Network™ product strengths. The Software, Services & Solutions group consists of the former Network Applications business, and the former Services group. The Services division designs, integrates, and manages networks through its consulting, professional and operations management practices. The Network Applications division integrates services and software to offer a wide range of solutions that allow service providers to better monetize their networks and for end-users to enjoy a better quality of service. This group also supports end-to-end solutions for strategic industries (energy, transportation and the public sector);

—

Enterprise - provides voice telephony, data networking technology and call center software (Genesys). On February 1, 2012 we consummated the sale of our Genesys business to Permira. For more information about the sale, see Chapter 4.2.

In addition, we organize our business as follows:

—

Customer sales organizations. We continue to have three customer-facing regional organizations: the Americas, Asia Pacific and EMEA (Europe, the Middle East and Africa), that are accountable for serving customers and growing the business profitably. The primary mission of these organizations is to sell and ensure the highest customer satisfaction. The three regions share responsibility for customer-focused activities with separate, dedicated sales teams for our vertically integrated units (submarine systems, Radio Frequency Systems and the enterprise marketing organization);

—

Global customer delivery. In July 2011, we created the Global Customer Delivery Organization (GCD) to serve as a single interface for Alcatel-Lucent when delivering on commitments to our customers. This new organization combines the resources from the former Quality Assurance & Customer Care teams with the Regional

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1 BUSINESS ORGANIZATION

Services Delivery and Carrier Applications teams. The GCD serves all customers and delivers our portfolio of products, services and solutions as well as other original equipment manufacturers’ products. The GCD oversees and manages end-to-end delivery of product to customers, manages global service delivery centers and defines and supports programs for end-to-end delivery strategy, best practices, knowledge management, delivery tools and systems, responsibilities, specific to the unique technology or solution.

For financial information by operating segment (also called business segment) and geographic market, see Note 5 to our consolidated financial statements and Chapter 6 - “Operating and financial review and prospects”, included elsewhere in this document.

New 2011 Organization

The 2011 organization, following the reorganization in July 2011, is shown in the table below:

Networks	S3	Enterprise
IP	Services	Enterprise Solutions
Optics	Network Applications	Genesys (sold in 2012)
Wireless (including Radio Frequency Systems)
Wireline

The following table shows how the 2011 organization was changed to create the new organizational structure:

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

The High Leverage Network™ is our vision of how networks need to evolve, leveraging fundamental technology shifts in wireline and wireless broadband access, internet protocol (IP) and optics to address evolving networking needs. It allows service providers to address the key challenge of how to simultaneously deliver innovative, revenue-generating services and provide scalable, low-cost bit delivery. In order to achieve this objective, in 2011 we continued to invest in:

—	Next-generation IP platforms, including mobile backhaul and the evolved packet core (EPC), which converges voice and data over an all-IP core network;

—	Continued focus on multi-dimensional IP platform scale (capacity, services, control plane) utilizing silicon technology as demonstrated by our FP3 400 gigabit/second (400 Gbps) Network Processor;

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

—	Converged IP/Optical backbone offerings;

—

Converged Radio Access Networks (RAN) using multi-generation access radio equipment and the latest lightRadio™ and small cell/femto technologies, which allow coverage and capacity expansion while offloading voice and data traffic on a service provider’s macro network;

—

Next-generation copper and fiber access innovations, focusing on very high speed Digital Subscriber Line (VDSL) bonding vectoring, which increases network speeds over existing copper infrastructure, and 10 Gbps symmetrical Gigabit Passive Optical Networks (GPON); and

—	Converged network management.

In 2011 our Networks segment revenues were €9,654 million including intersegment revenues and €9,638 million excluding intersegment revenues, representing 62% of our total revenues.

INTERNET PROTOCOL

Our portfolio of IP routers and switches is designed to support IP-based applications and services while helping service providers monetize their network investment and reduce customer churn. Key services supported by this portfolio include broadband triple play (voice, video and data) for residential customers; Ethernet and IP Virtual Private Network (VPN) services for Enterprise customers; and wireless second generation (2G), third generation (3G) and fourth generation (4G) broadband services for mobile operators.

The main product families within the IP portfolio are:

—

Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) service routers. These products direct traffic within and between carriers’ national and international networks to enable delivery of a broad range of IP-based services (including internet access, Internet Protocol TV (IPTV), Voice over IP, mobile phone and data and managed business VPNs) on a single common network infrastructure with superior performance, application intelligence, and scalability (i.e. the simultaneous support of many diverse types of traffic and customers);

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

—

Content Delivery Network (CDN) appliances. These devices distribute and store web and video content. They align with and support our High Leverage NetworkTM strategy by delivering a wide variety of video and other content to businesses and consumers in cost-effective ways, as well as providing opportunities for new business relationships between service providers and content providers.

The applicability of our service router and switch portfolio continues to expand to meet the needs of service providers. The following are some of our key areas of focus and investment in 2011:

—

The Evolved Packet Core (EPC), which utilizes our service routers, plays a key role in fourth generation (4G) LTE wireless architecture, providing wireless data services and internet access for devices such as smartphones, tablets and netbooks;

—

Our Converged Backbone Transformation Solution, utilizes our market-leading 100 Gbps technology across both our IP and optics portfolios. This product increases the communication and collaboration between the traditionally independent IP and optical layers of the network by tightly integrating IP and optical network elements as well as network management and control layers;

—

Continued focus on multi-dimensional platform scale (capacity, services, control plane) with leading-edge silicon innovation as demonstrated by our FP3 400 Gbps Network Processor. This platform will help service providers deliver voice, data and video services at the highest speeds without compromising quality of service; and

—	Deep packet inspection (DPI) technology, which allows service providers to deliver enhanced application-aware cloud services to enterprise customers and to broadband customers.

Our service routers and carrier ethernet service switches share a single network management system that provides consistency of features, quality of service, and operations, administration and maintenance capabilities from the network core to the customer edge. These capabilities are critical as carriers transform their networks to support new Internet-based services. Our service routers enable service providers to deliver complex services to business, residential and mobile end-users, ensuring high capacity, reliability and quality of service.

OPTICS

Our Optics division designs and markets equipment for the long distance transmission of high speed data over fiber optic connections via land (terrestrial) and undersea (submarine), for the short distances in metropolitan and regional areas, and for traffic aggregation of fixed and mobile multi-services. Our leading transport portfolio also includes microwave wireless transmission equipment.

Terrestrial optics

Our terrestrial optical products offer a portfolio designed to seamlessly support service growth from the metro access to the network core. With our products, carriers manage voice, data and video traffic patterns based on different applications or platforms and can introduce a wide variety of managed data services, including multiple service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow carriers to leverage their existing network infrastructure to offer new services and to support third generation (3G) and LTE mobile services.

As a leader in optical networking, we play a key role in the transformation of optical transport networks within a High Leverage NetworkTM. Our wavelength-division multiplexing (WDM) products address a variety of markets, from the enterprise to the ultra-long-haul, to meet service provider requirements for cost-effective, scalable networks that can handle their increased data networking needs. Our WDM product portfolio is based on an intelligent photonics approach

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

which eliminates the need for frequent on-site configuration and provisioning. The 100 Gbps technology innovation available in our WDM products along with 10 Gbps and 40 Gbps high speed rates allow operators to solve bandwidth bottlenecks, while offering the lowest cost per transported bit. This new approach facilitates the design and installation of a more flexible WDM network that is easier to operate, manage and monitor.

In 2011, the Terrestrial optics unit focused its R&D efforts on:

—

expanded scalability, capacity and performance features of our photonic networking portfolio, which allows service providers to more efficiently transport increasing volumes of IP-based traffic including:

—

the commercial launch of our converged DWDM and Optical Transport Network (OTN) switching platform with control plane intelligence, which provides more service scalability and efficient utilization of optical network resources; and

—	the launch of our second generation of 100 Gbps single-carrier coherent technology in our WDM products to improve transmission capabilities and efficiency over long distances;

—	traffic aggregation, where our new packet optical transport technology facilitates the migration of a network to all-IP by aggregating multiple types of traffic including legacy and IP-based; and

—

our Converged Backbone Transformation Solution, which increases the integration and collaboration between the optical and IP layers of the network, helping service providers optimize their transport infrastructure to profitably meet the growing demands of multimedia traffic growth.

These products and technologies provide cost-effective, managed platforms that support different services and are suitable for many different network configurations.

Submarine

We are an industry leader in the development, manufacturing, installation and maintenance of undersea telecommunications cable networks. Our submarine cable networks connect continents (using optical amplification required over long distances), a mainland to islands, island to islands or several points along a coast. This market is characterized by relatively few large contracts that often require more than one year to complete. Projects are currently concentrated on links between Europe, Africa, India and Southeast Asia. In addition to new cable systems, this market also includes significant activity upgrading existing submarine networks as our service provider customers add capacity – moving to 40 Gbps and preparing for 100 Gbps - in response to surging broadband traffic volumes.

Wireless transmission

We offer a comprehensive portfolio of microwave radio products meeting both European telecommunications standards (or ETSI) and American standards-based (or ANSI) requirements. These products include high, medium and low capacity microwave transmission systems for mobile backhaul applications, fixed broadband access applications, and private applications in markets like digital television broadcasting, defense and security, energy and utilities.

In 2011, the Wireless Transmission unit focused its R&D efforts on:

—

The 9500 Microwave Packet Radio (MPR), a next-generation multi-purpose packet microwave radio which allows service providers to quickly and efficiently transform their networks from legacy, or time-division multiplexing (TDM), transport to highly efficient packet transport. Packet transport supports the shift to IP-based services and data traffic and growth;

—

IP-enabled microwave for mobile backhaul applications, which combines packet-based wireless transmission with IP networking to help service providers transition from second generation (2G) to third or fourth generation (3G or 4G) mobile networks.

In the wireless transmission market, we maintained a leadership position in both the worldwide packet microwave segment as well as the long haul segment.

WIRELESS

Our “Wireless All Around” approach is a unique combination of wireless and IP products designed for mobile operators so that they may improve the mobile internet service for their customers. We enable today’s network evolution toward end-to-end wireless IP, supporting a converged radio access network (RAN) using multi-generation (2G, 3G, and 4G LTE) access radio equipment and the latest lightRadio™ and small cell/femto technologies. We launched lightRadio™ in 2011 as an innovative platform that provides service providers a true converged RAN, enabling capacity upgrades more quickly and cost effectively.

CDMA (Code Division Multiple Access)

Our CDMA strategy is focused on maintaining our installed base of this technology by delivering quality, capacity and OA&M (operations, administration and management) improvements to our customers. In 2011, we continued to focus on our customers’ total cost of ownership with products that can reduce capital expenditures and operating expenses. Operators are seeking to evolve their existing networks to the latest LTE technology that will work with their existing 3G technology which will allow the reuse of base station and back haul assets, while at the same time minimizing the footprint and improving the power efficiency of these products. Our Multi-Technology (MT) products accomplish this evolution. Introducing elements from our LightRadio™ program into our CDMA product provides CDMA operators the benefit from the latest wireless advances and reinforces our commitment to eco-sustainability.

The current version of CDMA technology supports circuit switched voice with CDMA2000® 1X and packet data with 1x EV-DO Revision A. We have developed improvements for both programs: 1X Advanced uses improved interference cancelation routines to improve the voice capacity and quality of existing networks and has the potential to triple the current

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

voice capacity with new 1X Advanced handsets. Likewise, 1xEV-DO Revision B has the potential to triple the current Revision A user data experience and a new program called EV-DO Advanced provides network load balancing features that improve the overall user experience by maximizing the operational efficiencies of heavily loaded networks.

GSM (Global System for Mobile Communications)

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

In 2011, we launched our new SDR (software defined radio) product that allows fast and cost-effective network rollouts and facilitates upgrading to new wireless technologies (such as 3G and 4G) by software upgrade.

As part of our innovation program, we are active in the “Green” base station market with products powered by renewable energy sources. We have already deployed thousands of base stations using alternative energies worldwide, including wind and solar power. Our Dynamic Power Save capability can be installed in base stations and has helped reduce the power consumption by up to 30%.

W-CDMA (Wideband Code Division Multiple Access)

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

We are a key supplier of some of the W-CDMA networks carrying the highest amount of traffic in the world, including AT&T in the U.S., China Unicom in China and various networks in Korea. Our portfolio strategy is based on improving network capacity while reducing total cost of ownership, consistent with our High Leverage NetworkTM concept. For example, our multi-technology and multi-carrier radio modules are key components of our converged RAN (radio access network) solution that allows for a smooth technology evolution to LTE. We conducted our first lightRadio W-CDMA Metrocell trials with tier-1 operators in Europe and the Middle East aimed at improving network efficiency and complementing an operator’s broader network at a lower cost with a shorter time to market.

TD-SCDMA (Time Division-Synchronized Code Division Multiple Access)

We have an alliance with Datang Mobile to foster the development of the TD-SCDMA (or Time Division-Synchronized Code Division Multiple Access) 3G mobile standard in China, where we deployed trial TD-SCDMA networks starting in 2006. In 2009, we were selected, along with Datang Mobile, by China Mobile for deployment of its phase III TD-SCDMA mobile networks in 11 provinces. In 2010, we continued to work with China Mobile as it continued its massive TD-SCDMA rollout (phase IV) to expand 3G coverage across China, with the networks covering 339 Chinese cities. In 2011 we continued deployment of TD-SCDMA equipment. Growth will depend upon how quickly the handset and other device markets expand.

LTE (Long-Term Evolution)

Fuelled by the proliferation of smartphones, tablets, laptops and netbooks, the increasing number of multimedia applications and the resulting surge of mobile broadband data traffic, the market for 4G LTE (Long Term Evolution), or fourth-generation wireless, is being adopted faster than originally predicted. The first commercially available LTE networks are now operational, including several large scale networks serving millions of people. In addition there are a significant number of service providers who are participating in advanced large scale trials and pilot networks. LTE offers service providers a highly compelling evolution path from all existing networks (GSM, W-CDMA, CDMA or WiMAX) to 4G wireless by simplifying the radio access network and converging on a common IP base, leading to better network performance and a lower cost per bit. LTE creates an environment in which consumers will be able to use wireless networks to access high-bandwidth content at optimal cost, enabling a new generation of affordable services.

We are focusing our LTE R&D spending on developing a differentiating, end-to-end all-IP wireless offering that includes our RAN (radio access network), mobile backhaul that supports 2G, 3G and 4G/LTE traffic, a high-performing evolved packet core, end-to-end IP multimedia subsystem (IMS) and a full set of differentiating 4G/LTE services and applications. In February 2011, we announced our vision for a breakthrough multi-generation wireless portfolio called lightRadio, which will allow service providers to quickly expand network capacity, lower operating costs and reduce energy consumption. The lightRadio portfolio is being co-created in collaboration with leading operators like China Mobile, Telefonica, Etisalat and others and has won several industry awards for innovation in mobile broadband.

As for services, we founded the ngConnect Program to link operators with a broad ecosystem of device, content and application partners committed to the development and rapid deployment of new services based on LTE and other high bandwidth technologies. We have entered into contracts to deploy commercial LTE networks with 20 operators worldwide, including Verizon Wireless, AT&T, Sprint, Vimpelcom Group, Etisalat and large scale pilot networks with China Mobile and Telefonica. We currently have more than 80 LTE trials covering different geographies, frequencies and applications.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

We also continue to make progress in the area of LTE for public safety with a number of industry firsts and live demonstrations as well as a contract with the city of Charlotte in the US.

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

WIRELINE

Fixed access

We are the worldwide leader in the fixed broadband access market, supporting the largest mass deployments of video, voice and data services. According to Dell’Oro (December 2011), we are the largest global supplier of digital subscriber line (or DSL) technology, with 37% of global DSL revenues, and the second largest global supplier of Gigabit Passive Optical Networking (or GPON) technology, with 24% of global revenue. Today, one out of three fixed broadband subscribers around the world is served through one of our access networks. Our global installed base now includes about 248 million DSL lines and more than 4.1 million GPON end-user connections. Our fixed access customers include leading global service providers as well as utility companies and municipalities. We are present in most major GPON deployments worldwide, including more than 140 fiber-to-the-home (FTTH) projects of which more than 120 are GPON-based.

Our fixed access product unit designs and develops products that allow service providers to offer high speed broadband connectivity for internet access and other services to residents and businesses around the world, otherwise known as DSL FTTH equipment. The explosion of data into the home, especially in the form of video, has driven the need for service providers to invest in their access networks and to increase speeds at a faster rate. These products also help complete the transformation of legacy networks to IP by providing IP connectivity for the last mile.

Our latest DSL investments are centered around VDSL2, providing vectoring capabilities to increase the bandwidth that can be delivered over a service provider’s existing copper infrastructure, reaching data speeds of 100 Mbps or more to the home. Vectoring is a noise cancelling technology that removes the interference, or “crosstalk”, from neighboring copper pairs and allows the connection to operate at the highest levels possible.

For FTTH, we continue to invest in technology to increase capacity and density to lower a service provider’s cost per subscriber. In addition, efforts to reduce the size and increase the capability of optical network terminals (ONTs) are underway. Integrating home residential gateway and wireless access point functions into the ONT portfolio simplifies managing home environments by requiring fewer devices in the home.

Also in this area, providers must accommodate new video traffic demand and compete with other service providers who can offer a full suite of triple play services (voice, video and data). Our investments in fixed access products are intended to meet those needs. Our portfolio contains the software to offer the quality of experience and the innovation to deliver the speeds needed for various services. The converged nature and the portfolio breadth of the our fixed access products allows providers to efficiently deploy a mix of both copper and fiber technologies in whatever deployment model is desired.

IMS/NGN

We offer products that extend from legacy switching systems to IP multimedia subsystem (IMS) solutions for fixed, mobile, and converged operators. Service providers have expressed a strong desire to migrate their legacy switching infrastructure to IMS with products that are reliable, scalable, and secure, beginning with basic voice services and growing into enriched multimedia services enabled by IMS.

Our IMS products are designed to meet a diverse set of network objectives ranging from consumer and business VoIP to enhanced and multimedia communications services, for both fixed and mobile operators. We achieve these objectives by delivering a single set of software assets that are highly scalable. Our IMS products work across all types of access (wireline and wireless) and all network technologies.

By leveraging our IMS communications solutions, service providers can deliver to subscribers a seamless transition between telecommunications, the web, and alternative providers’ networks. Our IMS portfolio is a focus of our Application Enablement strategy, and a key component of the High Leverage Network™ architecture.

Our IMS technology is flexible and scalable enough to be deployed in various configurations across all geographies and network types – fixed, mobile, converged, and cable. Our IMS products work across all types of access networks and can be deployed in either a distributed or integrated configuration. In either configuration, the same software supports both traditional POTS (plain old telephone service) and IP endpoints. The integrated configuration is packaged within a single hardware platform (or chassis) while the distributed product is packaged based on a customer’s business needs and network topology (multiple chassis). As an added capability, the product elements can be located in different sites (geo-redundancy) for even higher reliability.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.3 SOFTWARE, SOLUTIONS AND SERVICES (S3) SEGMENT

5.3    SOFTWARE, SOLUTIONS AND SERVICES (S3) SEGMENT

Overview

Our S3 segment is a software-enabled services business that focuses on bringing innovation to our customers’ networks and enabling them to use their networks as a business platform. S3 supplements and enhances our High Leverage Network™ strategy by transforming communications networks and operations from legacy to next generation wireless and converged networks, and building applications that leverage those next-generation networks. S3 is a world leader supplying solutions for telecommunications service providers and strategic industries including transportation, energy and the public sector.

The S3 Business portfolio includes:

—

Services that include: Network and Systems Integration, Managed and Outsourcing Solutions, Multivendor Maintenance and Product Attached Services that design, integrate, manage and maintain networks worldwide.

—

Network Applications address key customer opportunities including: Advanced Communications Solutions, Customer Experience Solutions, Payment and Charging Solutions, Mobile Commerce Solutions, Applications Enablement and Cloud.

In 2011 our S3 segment revenues were €4,461 million including intersegment revenues and €4,451 million excluding intersegment revenues, representing 28% of our total revenues.

SERVICES

We have expertise in consulting, planning, design integration and optimization, operations management and maintenance of complex, multi-vendor end-to-end telecommunications networks, as well as design, delivery and operations of network-based software solutions. S3 services are designed to provide a full services value chain – from planning to implementation to operations and support needed to create solutions with our customers in collaborative engagements.

Services offerings are organized around the four areas where we believe our customers can most benefit from our multi-vendor IT/telecommunication practices:

—	network and system integration

—	managed and outsourcing solutions

—	multi-vendor maintenance

—	product-attached services

Network and Systems Integration (NSI) encompasses Consulting Services and Professional Services. Consulting Services address our customers’ strategic, business and technology considerations in transforming their legacy networks into IP platforms. NSI Professional Services consist of our Network Innovation and Network Solution practices. Our network innovation practice focuses on planning, design, integration, optimization and transformation of wireless and wireline networks while helping customers address challenges in network operating systems and related IT infrastructure as well as creating integrated telecommunications cloud infrastructures. Our network solution practice focuses on planning, design, integration and delivery of solutions that allow for features such as managing customer experience, delivery of IMS-based communications services, mobile commerce and application enablement. Professional Services offered by NSI are differentiated in the market by our software-enhanced delivery methodology and our Advanced Integration Methods (AIM), which provide a framework for execution that combines network, telecommunications, IT and migration expertise in a streamlined way to reduce integration time, improve solution quality and ensure meeting customer requirements.

Our IP Transformation Centers are located in Antwerp (Belgium), Murray Hill (USA), Chennai (India) and Singapore, allowing our customers to robustly test their target network in a live, multi-vendor environment, thereby minimizing risk and shortening time-to-market. Our centers for engineering and migration services in Poland, Turkey and India allow the migration of data or subscribers around the globe. Our IP network transformation services also support the evolution of our customers to a High Leverage NetworkTM.

Managed and outsourcing solutions consist of a range of network operations services and hosted or service management solutions tailored to the solutions that S3 delivers. Managed Services practices are aligned with our Professional Services Practices and provide options for simplifying network transformations, reducing the risk of introducing new solutions, and reducing operating expenses. Managed Services, including Outsourcing, use a standard set of tools and other resources (technology and people) to manage our customers’ networks.

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

We also provide product-attached services, which include network build and implementation (NBI) and maintenance services for our equipment and systems. Our NBI services support networks of all sizes and complexity regardless of whether they are wireless, wireline or converged. These activities are carried out by our own global workforce, supplemented by a network of qualified partners who ensure that our customers’ new networks are delivered cost-effectively and with minimum risk. Our maintenance professionals provide industry leading support as a single point of contact for Alcatel-Lucent and multivendor products. Capabilities include remote and on-site technical support services for both proactive and reactive maintenance needs.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.3 SOFTWARE, SOLUTIONS AND SERVICES (S3) SEGMENT

NETWORK APPLICATIONS

Our Network Applications combine software and systems to address key customer challenges and opportunities. Networks Applications include:

—

Advanced Communications Applications: comprised of communication products and solutions to transition our customers to next generation voice, video and messaging communications services. Key building blocks include IMS, Subscriber Data Management and Messaging/Communication enablers.

—

Mobile Commerce Applications: enable service providers to drive engagement and transactions on the network by securely allowing mobile commerce to capitalize on the immediacy of purchase decisions. The portfolio addresses the entire lifecycle of user purchases from promotion, discovery, to storefronts and purchase.

—

Our Payment and Charging Applications include real-time rating, charging, billing and payment applications for voice and data services. These applications give service providers the ability to charge their consumer and enterprise customers for services rendered.

—

Our Customer Experience Applications which are built around our Motive software, enable communications providers to offer, activate, support and manage a wide range of high-speed Internet, VoIP, video, mobile and converged services. Motive software gives communications providers the tools they need to help customers set up, manage, and meter their home and mobile devices and services.

—

Application Enablement focuses on ensuring that service providers can participate in new business models and new distribution channels to transform their business to take advantage of application programming interfaces (API). APIs enable service providers to create new services that are developed and delivered to market faster, at lower cost and at scale.

—

Our new CloudBand solution allows service providers to deliver to their customers cloud services that include voice, video, and data across both fixed and mobile networks. Using CloudBand, service providers can ‘virtualize’ many of the critical elements of their networks by converting them into software which is run in the cloud and accessed on demand as needed to address shifts in customer usage patterns.

Key areas of focus in 2011 included:

—

Customer experience analytics: We continued our work in Customer Experience Analytics products, which began in 2010 - as part of the Motive portfolio of customer experience solutions - designed to deliver customer-focused, data-driven insights that let service providers track their customers’ quality of experience, predict propensity to churn and calculate customer lifetime value.

—

Advanced Communication Solutions: Building off our success with fixed networks, we helped our customers transition from legacy mobile to 4G networks with next generation communication services including voice, video communications and intuitive messaging across any device.

—

Mobile Commerce/Mobile Payment solutions in 2011 reaped the benefits of the work our Digital Media Store, Optism™, and Mobile Wallet solutions began in 2010. We closed multiple key definitional customer wins in each major region, demonstrating the success of our solutions in meeting the emerging requirements of our customers.

—

Application Enablement: We launched our Open API Platform, which allows developers to collaborate, build, test and distribute new applications for service provider networks. This has helped expand on our success of our ProgrammableWeb and OpenPlug acquisitions including engagements with Service Providers on multiple key projects around the globe.

5.4    ENTERPRISE SEGMENT

Our Enterprise organization is a world leader in communications and network solutions for businesses of all sizes, serving more than 250,000 customers worldwide. Enterprise delivers solutions to improve conversations across employees, customers and partners by driving multi-media, multi-device, multi-party communications and collaboration. Enterprise products can be utilized in multiple enterprise communications platforms, telephony and networks, and customer service software.

We work with more than 2,000 application and business partners to meet the unique needs of customers and ensure success – from small to medium-sized business to large enterprises and public sector organizations to global companies. Our solutions and services can be based on premise, hosted, outsourced or customized environments that allow a combination of deployment models. Our team of service professionals provides services ranging from consulting through to implementation to support of complex or customized deployments.

The Group’s portfolio includes:

—

Unified Communication & Collaboration applications: Fixed and mobile unified communications software and products that integrate communications networks with in-house data, systems and business process platforms to provide anytime, anywhere access to business data across the enterprise.

—

Communications Platforms and Telephony solutions: Next generation enterprise communications that delivers multi-media, multi-device, multi-party communication to enterprise employees across site and locations.

—	Comprehensive project management and professional services: Offerings for large enterprises, carriers and customers in a wide range of vertical markets.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.4 ENTERPRISE SEGMENT

Previously, the Genesys customer service and contact center software business was included within this segment. Genesys is a market leader in contact centers worldwide and is a leading provider of the software used by enterprises and service providers to manage all aspects of customer service with their customers through the Web, by phone or mobile device. On February 1, 2012, we completed the sale of this business to Permira for a cash payment of US$ 1.5 billion.

Key areas of focus in 2011 included:

—

Communications platforms: During 2011, we launched our next generation suite of communications platforms called OpenTouch. Leveraging our innovation and expertise in Session Initiation Protocol (SIP), the dominant signaling protocol, or standard, used to control IP-based multimedia communications, OpenTouch delivers an open approach to communications that is natively multi-party, can mix media, and can allow users to move freely between any device within the same conversation.

—

Network infrastructure: in 2011 we launched innovative offerings for enterprise networks and data centers, enabling 10 Gigabit Ethernet or 40 Gigabit Ethernet options, through our OmniSwitch 10K switching portfolio. These new releases have tremendous market momentum and are enabling us to deliver on our Application Fluent Network Vision, which was launched in 2010 and focuses on providing products that meet the demands of rich media applications and virtualization within the enterprise.

—

Devices: in 2011 we brought our My IC Phone to market, a new smart desk phone that combines the capabilities and application experience of a smartphone with the reliability and availability of a desk phone.

In 2011 our Enterprise segment revenues were €1,213 million including intersegment revenues and €1,143 million excluding intersegment revenues, representing 8% of our total revenues.

5.5     MARKETING AND DISTRIBUTION OF OUR PRODUCTS

We sell substantially all of our products and services to the world’s largest telecommunications service providers through our direct sales force. In some countries, such as China, our direct sales force may operate in joint ventures with local partners and through indirect channels. For sales to Tier 2 and Tier 3 service providers, we use our direct sales force and value-added resellers. Our three regionally-focused sales organizations have primary responsibility for all customer-focused activities, and share that responsibility with the sales teams at certain integrated units such as submarine systems, radio frequency systems and strategic industries, such as transportation, energy and the public sector. Our enterprise communications products are sold through channel partners and distributors that are supported by our direct sales force. We also jointly market, with HP, our enterprise products and applications with their IT solutions.

Our three regionally focused sales organizations work very closely with our Marketing and Global Customer Delivery organizations. The Marketing team is focused on understanding customer needs and bringing value propositions to market to meet these needs. The Global Customer Delivery team oversees and manages end-to-end delivery of product to customers, manages global service delivery centers and defines and supports programs for end-to-end delivery strategy, best practices, knowledge management, delivery tools and systems, responsibilities, as well as provides technology or system specific solutions to problems as they arise.

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

We expect that the level of competition in the global telecommunications networking industry will remain intense for several reasons. First, although consolidation among vendors results in a smaller set of competitors, it also triggers competitive attacks to increase established positions and market share, pressuring margins.

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

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.6 COMPETITION

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

5.7     TECHNOLOGY, RESEARCH AND DEVELOPMENT

We place a priority on research and development because innovation creates technologies and products that can differentiate us from our competitors and can potentially generate new sources of revenue. Research is undertaken by Bell Labs, our research arm. In addition to the new products and technologies brought to market, in 2011 our R&D community and Bell Labs continued to achieve advances across a wide range of disciplines - from optical networking to eco-sustainable (“green”) technologies, to wireline and wireless technologies. The following are examples of some of our ongoing projects:

Technology/Development Activities:

—

In 2011, we introduced a new network processor that delivers a fourfold increase in performance over the fastest Internet Protocol (IP) networks available today. By supporting 400 Gbps transmission speeds, the FP3 processor opens up new possibilities for bandwidth-intensive services, applications and content, while cutting power consumption by up to 50 percent.

—

Our lightRadio™ product made its debut at Mobile World Congress in February 2011. The cube-sized device represents a new approach where a base station (typically located at the base of each cell site tower) is broken into its component elements and then distributed through both the antenna and a cloud-like network. Since its launch, the lightRadio team has made tremendous strides, including connecting the world’s first long-distance, high-quality mobile video-call using lightRadio™. The lightRadio team is building collaborative partnerships with several large carriers, including China Mobile and Telefonica. It also has won several industry awards, including the CTIA E-Tech Award, Light Reading’s Best New Product in the Mobile category, and the Broadband World Forum Infovision Award.

—

In December, we made a major advance in 100 Gbps optical networking by introducing a breakthrough in single-carrier coherent technology that will extend optical signals over distances far greater than has been possible before, even over poor quality fiber.

—

We are developing a new product that employs techniques developed at Bell Labs to monitor and maintain the quality of optical signals transferred throughout a network. Our 100 Gbps XR card will be the first solution on the market capable of substantially extending the range, performance and capacity of 100 Gbps optical networks, while cutting building and operating costs.

INNOVATION

In 2011, we took a number of initiatives to further strengthen the innovation culture within our company, as well as advance “open” innovation programs that engage third parties in generating and exploiting new market opportunities.

Internally, we continued the “Entrepreneurial Boot Camp”, a program designed to encourage employees to develop innovative ideas into comprehensive business plans and ultimately, new products, solutions or services.

Externally, Bell Labs and partners continued to explore new products and systems with advanced technologies. For example:

—

We are working with Telekom Austria Group to roll out new technology showcases and trials of new innovations across its Eastern European operating companies. As part of the cooperation, Telekom Austria Group has been field-testing the latest state-of-the-art VDSL2 vectoring technology to enhance the speed of broadband services based on copper networks in Austria. The technology mitigates cross-talk between the copper lines within a cable and therefore increases the throughput and quality of broadband signals for customers.

—

We and the Singapore government’s Agency for Science, Technology and Research (A*STAR) Institute of Microelectronics are jointly planning to commercialize key innovations in silicon chips by bringing innovative silicon component designs from research to commercial fabrication readiness by 2013. These silicon building blocks will allow the integrated circuit industry to benefit from the availability of a dramatically increased data rate and processing power while simultaneously driving down cost.

—

Bell Labs and University of Melbourne, in partnership with the Victorian State Government, officially launched the Centre for Energy-Efficient Telecommunications (CEET), one of the largest research efforts on green telecommunications in the world. CEET will be devoted to innovation in energy-efficient networks and technologies with the ultimate goal of reducing the impact of telecommunications on the environment.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.7 TECHNOLOGY, RESEARCH AND DEVELOPMENT

RESEARCH ACTIVITIES

The Bell Labs Chief Scientist’s Office has been engaged in a two-phase activity focused on strengthening science and fundamental research in the labs. During the first phase, an assessment was made to determine the level of science and fundamental research projects that fulfill the Bell Labs mission. The second phase, which is on-going, is to identify and build on areas important to the future interests of Alcatel-Lucent. Some examples of these projects include:

—

In early 2011, Bell Labs provided the first demonstration of spatial division multiplexing over a single optical fiber, a novel multiplexing technology that has the potential to increase optical transmission by an order of magnitude over what is currently possible. This development represents a viable way of satisfying demand for high-speed networks into the future by overcoming previously perceived optical network capacity limits.

—

The GreenTouch™ consortium, launched in 2010 with 13 members, expanded its membership to 53 companies, universities and national research labs. The working groups within GreenTouch™ have more than 14 ongoing large collaborative projects and several others in development. In November GreenTouch™ unveiled its strategic research agenda for energy-efficient networks, and demonstrated its Large Scale Antenna System (LSAS) at an event in Switzerland. What distinguishes the GreenTouch™ LSAS is the method used to transmit signals. Instead of broadcasting signals throughout the entire coverage area as other antenna systems typically do, the LSAS transmits concentrated beams of information selectively to many users at once. The greater the number of antenna elements deployed, the higher the concentration of the beams and, therefore, the lower the power that any antenna needs to send a given amount of information.

STANDARDIZATION

Bell Labs employees continued to be actively engaged with telecommunication standardization bodies in 2011. Our engineers have participated in approximately 100 standards organizations and more than 200 different working groups, including the 3GPP, 3GPP2, ATIS, Broadband Forum, CCSA, ETSI, IEEE, IETF, OMA, Open IPTV Forum and TIA.

INDUSTRY RECOGNITION

During 2011, several current and past members of the Bell Labs research community and the broader Alcatel-Lucent technical community were recognized for their research at Alcatel-Lucent, as the recipients of more than 30 prestigious awards. Some of the most notable included: the 2011 Japan Prize, 2011 IEEE William R. Bennett Prize, the “Most Innovative Mobile Technology in 2011” category at the Andrew Seybold Choice Awards, World Technology Award by the World Technology Network and the Popular Mechanics 2011 Breakthrough Award.

5.8     INTELLECTUAL PROPERTY

In 2011, we obtained more than 2,600 patents worldwide, resulting in a portfolio of more than 29,000 active patents worldwide across a vast array of technologies. We also continued to actively pursue a strategy of licensing selected technologies to expand the reach of our technologies and to generate licensing revenues.

We rely on patent, trademark, trade secret and copyright laws both to protect our proprietary technology and to protect us against claims from others. We believe that we have direct intellectual property rights or rights under licensing arrangements covering substantially all of our material technologies.

We consider patent protection to be critically important to our businesses due to the emphasis on Research and Development and intense competition in our markets.

On February 9, 2012 we entered into an agreement with RPX, pursuant to which they will offer our worldwide patent portfolio through non-exclusive patent licenses. For more information on this agreement, see Chapter 4.2 “History and Development – Recent Events”.

5.9     SOURCES AND AVAILABILITY OF MATERIALS

We make significant purchases of electronic components and other material from many sources. While we have experienced some shortages in components and other commodities used across the industry, we have generally been able to obtain sufficient materials and components from various sources around the world to meet our needs. Although both the Japan earthquake which happened during the first quarter of 2011 and the flood in Thailand in the third quarter of 2011 led to an increase in delivery lead times, shortages, and inventory levels, there was neither disruption nor major impact on our production output across 2011. We continue to develop and maintain alternative sources of supply for essential materials and components.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.10 SEASONALITY

5.10    SEASONALITY

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes - generally reflects the traditional seasonal pattern of service providers’ capital expenditures. In 2011, however, the typical seasonal pattern in our revenues was somewhat distorted due to stronger first-half spending in the U.S. and a weaker than expected fourth quarter given market uncertainty and selective spending from service providers, particularly in Europe.

5.11     OUR ACTIVITIES IN CERTAIN COUNTRIES

We operate in more than 130 countries, some of which have been accused of human rights violations, are subject to economic sanctions by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Some U.S.-based pension funds and endowments have announced their intention to divest the securities of companies doing business in these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in those countries. Our net revenues in 2011 attributable to Cuba, Iran, Sudan, Syria, North Korea and Myanmar represent less than one percent of our total net revenues. Although U.S.-based pension funds and endowments own a significant amount of our outstanding stock, most of these institutions have not indicated that they intend to effect such divestment.

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

With energy costs rising, our customers have indicated a desire for products that consume less energy. We have responded in kind with products that use, on average, 20% less energy than the previous generation, as well as founded the GreenTouch™ Consortium, which seeks to increase the efficiency of communications networks by 1,000-fold.

Our company believes that reducing our greenhouse gas (GHG) emissions is an important aspect of our reputation and future business performance. We have set an ambitious GHG reduction target of 50% from our operations by 2020. As of this time, we have reduced emissions from our own operations by over 22% and have instituted material changes in our own building operations and manufacturing locations to gain efficiencies, reduce energy-related costs and reduce our own carbon footprint.

Remedial and investigatory activities are under way at numerous current and former facilities owned or operated by the respective historical Alcatel and Lucent entities. In addition, Lucent (renamed Alcatel-Lucent USA Inc.) was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the U.S. Comprehensive Environmental Response, Compensation and

Liability Act of 1980 (“CERCLA”) or comparable state statutes in the United States. Under a Separation and Distribution Agreement with AT&T and NCR Corp. (a former subsidiary of AT&T), Alcatel-Lucent USA Inc. is responsible for all liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under that Separation and Distribution Agreement, Alcatel-Lucent USA Inc. is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities. For a discussion about one such matter that involves the cleanup of the Fox River in Wisconsin, USA, please refer to Section 6.7 “Contractual Obligations and Off-Balance Sheet Contingent Commitments”, sub-title “Specific commitments - Alcatel-Lucent USA Inc.” in this annual report. In Alcatel-Lucent USA Inc.’s separation agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

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

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.12 ENVIRONMENTAL MATTERS

The future impact of environmental matters, including potential liabilities and changing carbon and environmental reporting requirements, as well as the potential pricing of carbon emissions, is often difficult to estimate. We have also modeled the potential pricing of carbon on our financials. Although it is not possible at this stage to predict the outcome of the remedial and investigatory activities with any degree of certainty, we believe that the ultimate financial impact of these activities, net of applicable reserves, will not have a material adverse effect on our consolidated financial position or our income (loss) from operating activities.

5.13     HUMAN RESOURCES

OUR APPROACH

The objective of the Human Resources team is to ensure that the right talent is at the right place at the right time in order to maximize our capability to execute our business strategy while continuing to pursue the objectives of encouraging diversity, promoting the development of talent and further driving employee engagement.

The Human Resources organization is committed to a focus on accountability, simplification and execution.

In 2011 we continued to simplify and transform our Human Resources operating model to further increase the efficiency and effectiveness of the Human Resources team in driving compelling plans to align people, competences and organization.

STRATEGIC WORKFORCE PLANNING

In 2011, we strengthened our ability to look beyond the one-year budget planning from a human capital point of view. In line with our long-term strategy and multi-year financial performance direction, we defined targets for skills and talents necessary to execute our business strategy. It is key for our long-term strategic direction with respect to product portfolio and financial performance to align critical talent with such strategy by adopting a prospective view on the necessary employee population changes and enhancing our ability to launch focused recruiting (internal and/or external), targeted training and planned geographic footprint consistency for the future.

With this new capability, our Group is able to manage its human capital population in an organization-agnostic way, by mapping all employees and contractors onto approximately one hundred standard profiles. The interchangeability and consistency of skills and competence mapping across sub-organizations is widely increased, resulting in a significant rise of internal hires versus external recruiting.

DIALOGUE BETWEEN MANAGERS AND EMPLOYEES

Focusing on continuous improvement and transparency, all managers and employees participate in continuous dialogues to define objectives, assess performance and discuss strengths and areas of development as well as career options. This process facilitates transparent, open discussions between each individual and his or her manager, in line with our Group’s global objectives.

STRATEGIC FOCUSED EMPLOYEE LEARNING

Leveraging the strategic direction and outcome of the dialogues between managers and employees, we have prioritized employee learning to increase the professional capabilities of our employees.

The new approach of the Human Resources Learning & Accreditation organization aims at further evolving its capabilities to provide maximum learning, coaching and mentoring for all employees. To do so, the learning offering now includes:

—	Common learning tracks across all our leadership competencies

—	People Accreditation programs aligned with strategic profiles defined by our strategic workforce plan

—	A new concept of Community Learning, reducing the lead-time for adapting to best-in-class skills, learning from the best in our company

—	Continuing the technical high standard learning classes using state-of-the-art learning facilities and e-learning aspects

LEADERSHIP PIPELINE AND TECHNICAL LADDER

A renewed Leadership Pipeline process enables the early detection of current and future high potential leadership talent at all levels in our Group. Accelerated development offerings are tailored to different readiness horizons for those identified in the Leadership Pipeline.

Growth of skills and competences for technical employees is also facilitated via the Technical Ladder initiative, which will provide employees:

—	Opportunities to excel in their expertise with a better view of their career path in the Group

—	Career opportunities and development growth

—	Recognition of the technical excellence and innovation they are delivering

ENCOURAGING MOBILITY

Providing employees the opportunity to explore new career options and to pursue professional advancement, mobility is a key driver in building Alcatel-Lucent’s human resource capabilities. By increasing the visibility of skills and competences, internal career mobility is reinforced by the Internal Job Opportunity Market (IJOM) launched in 2011. Designed to promote career

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.13 HUMAN RESOURCES

growth and advancement opportunities within our Group, IJOM creates an open, easy and fair internal market for employees to seek roles that best fit their competencies and motivation.

DIVERSITY AT ALCATEL-LUCENT

As a world-wide player, diversity in all of its aspects is a key driver for ensuring a rich talent mix at Alcatel-Lucent. With more than 76,000 employees working and operating in more than 130 countries and representing more than 100 nationalities, we continue to believe that diversity is one of our greatest strengths.

This allows each of us to develop new ways of looking at issues and to contribute to our innovation and creativity. In today’s global environment we believe more than ever that it is crucial to understand the cultures, customs and needs of employees, customers and regional markets. As a global enterprise, we actively seek to ensure that our employee body reflects the diversity of our business environment. Our Statement of Business Principles and our Human Rights policies clearly confirm our responsibility to recognizing and respecting the diversity of people and ideas, and to ensuring equal opportunities.

Both gender and generation diversity are key active global initiatives.

With respect to gender diversity, we are focusing on five key elements going forward: Awareness Building, Staffing/Recruitment, Leadership Pipeline (succession planning) and Equal pay.

With respect to generation diversity, we have a world-wide Generation Y initiative, building further momentum on local initiatives, to enable and motivate the younger generation to connect with the leaders in our Group while providing a focused framework for Gen Y networking and engagement within the Group, and to stimulate upwards feedback (understanding from the youngest) and education (learn together in a way that fits the needs).

A LONG-TERM LOOKING COMPENSATION POLICY

Besides our renewed commitment to provide our employees with a competitive compensation package by country and in line with those of major companies in the technology sector, our compensation policy strives to strike a balance among various elements:

Clarity: common worldwide incentive criteria,

Simplicity: clear performance achievement levels communicated to all beneficiaries,

Global approach:  common sales incentive policy, worldwide equity yearly grant (see Chapter 7) and

Harmonization of global policies.

Our compensation structure also reflects both individual and company performance through the selected criteria.

Our policy is for all employees to be fairly paid regardless of gender, ethnic origin or disability.

Particular emphasis is placed on securing the future profile of our workforce, rewarding the development of highly needed skills driving our Group’s innovation and ensuring a long-term engagement with us through appropriate and dedicated policies, processes and recognition tools.

EMPLOYEES

At December 31, 2011, we employed 76,002 people worldwide(1), compared with 79,796 at December 31, 2010 and 78,373 at December 31, 2009.

The tables below show the business segments and geographic locations in which our employees worked on December 31, 2009 through 2011.

Total number of employees and the breakdown of this number by business segment and by geographical area is determined by taking into account all of the employees at year-end who worked for fully consolidated companies and companies in which we own 50% or more of the equity.

(1)	This number includes the 1,636 employees of our Genesys business at December 31, 2011.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.13 HUMAN RESOURCES

Breakdown of employees by business segment

	Networks	Software, Services and Solutions (S3)	Enterprise	Applications	Services	Other	Total Group
2009	28,429			12,088	35,801	2,055	78,373
2009 Restated (1)	28,429	41,483	6,406			2,055	78,373
2010	28,547			11,155	38,909	1,186	79,796
2010 Restated (1)	28,547	44,289	5,775			1,186	79,796
2011	27,261	41,959	5,703			1,079	76,002

(1)	The 2011 figures are presented according to the new organization structure that became effective from July 20, 2011. The new organization includes three business segments: Networks, Software, Services and Solutions (S3), and Enterprise. The previous organization structure encompassed three business groups: Networks, Applications and Services. Figures for 2009 and 2010 in this table are presented according to the 2011 former organization structure, and also restated to reflect the new organization structure, in order to facilitate comparison with the current period.

Breakdown of employees by geographical area

	France	Other Western Europe	Rest of Europe	Asia Pacific	North America	Rest of the World	Total Group
2009	10,467	12,610	3,352	24,553	20,114	7,277	78,373
2010	9,751	12,169	6,297	24,464	19,285	7,830	79,796
2011	9,560	11,706	5,824	22,780	18,254	7,878	76,002

Membership of our employees in trade unions varies from country to country. In general, relations with our employees are satisfactory.

CONTRACTORS AND TEMPORARY WORKERS

The average number of contractors (that is, individuals at third parties performing work subcontracted by us on a “Time and Materials” basis, when such third parties’ cost to us is almost exclusively a function of the time spent by their employees in performing this work), and of temporary workers (that is, in general, employees of third parties seconded to perform work at our premises due, for example, to a short-term shortfall in our employees or in the availability of a certain expertise) in 2011 was 8,038(1) in the aggregate.

(1)	This number includes the 136 contractors of our Genesys business at December 31, 2011.

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.13 HUMAN RESOURCES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING INFORMATION

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “may”, “intend”, “should”, “plan”, “project”, or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, and if the strategic focus we adopted in 2009 is not aligned with our customers’ business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion below in this Chapter 6 under the heading “Outlook for 2012” with respect to our statement that we aim to achieve in 2012 an operating margin before restructuring costs, impairment of assets, gain/loss on disposal of consolidated entities, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) higher than the level reached in 2011 and a strong positive net cash position at the end of 2012. Such forward-looking statements also include the statements regarding the expected level of restructuring costs and capital expenditures in 2012 that can be found under the heading “Liquidity and Capital Resources”, and statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”.

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

As of December 31, 2011, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

—	IAS 39, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, our consolidated financial statements for the years presented in this document in accordance with IFRS would be no different if we had applied International Financial Reporting Standards issued by the International Accounting Standards Board. References to “IFRS” in this Form 20-F refer to IFRS as adopted by the European Union.

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2011, 2010 and 2009 included several negative, non-cash impacts of purchase accounting entries.

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2011

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of December 31, 2011 we had not applied any new International Financial Reporting Standards and Interpretations as issued by the IASB and that the European Union had published and adopted but which were not yet mandatory.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed, that are mandatory in the EU as of January 1, 2011, and that the Group has adopted

—	Amendment to IAS 32 “Financial Instruments: Presentation - Classification of Rights Issues” (issued October 2009);

—	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (issued November 2009);

—	Amendment to IAS 24 “Related Party Disclosures” (issued November 2009);

—	Amendment to IFRIC 14 “IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interactions - Prepayments of a Minimum Funding Requirement” (issued November 2009);

—	Amendment to IFRS 1 “Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters” (issued January 2010); and

—	Improvements to IFRSs (issued May 2010).

None of these new IFRS requirements had a material impact on our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Our Operating and Financial Review and Prospects is based on our consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to our consolidated financial statements. Some of the accounting methods and policies used in preparing our consolidated

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Valuation allowance for inventories and work in progress on construction contracts	(455)	(436)	(500)

	2011	2010	2009
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(169)	(113)	(139)

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

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Accumulated impairment losses on customer receivables	(123)	(153)	(168)

	2011	2010	2009
Impact of impairment losses in income (loss) before income tax and discontinued operations	3	(14)	(23)

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Capitalized development costs, net	560	569	558

The criteria for capitalizing development costs are set out in Note 1f to our consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

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

An impairment loss of €11 million for capitalized development costs was accounted for in 2011.

Other intangible assets and Goodwill

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Goodwill, net	4,389	4,370	4,168
Intangible assets, net (1)	1,774	2,056	2,214
Total	6,163	6,426	6,382

(1)	Including capitalized development costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired). The remaining outstanding amounts as of December 31, 2011 are €2,291 million of goodwill and €1,065 million of intangible assets.

No impairment loss on goodwill was accounted for during 2009, 2010 and 2011.

The carrying value of each group of Cash Generating Unit (which we consider to be each Product Division) is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each Product Division is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

—	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

—

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization – “EBITDA”) to measure discounted residual value.

In the second quarter of 2011, the recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the annual impairment tests performed by the Group, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions were:

—	discount rate;

—	a faster growth of our Group than our addressable market in 2011; and

—	a significant increase in profitability in 2011 with a segment consolidated operating income above 5% of 2011 revenues.

As indicated in Note 1g to our consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Following the revised 2011 outlook published on October 2011 and the increase of the discount rate from 10.0% to 11.0% between the date of the annual impairment test of goodwill and the end of the year, it was decided to perform an additional impairment test as at December 31, 2011.

The recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the additional impairment test performed by the Group in the fourth quarter of 2011, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions were:

—	discount rate; and

—	acceleration of the overall actions taken to reduce the cost structure with contemplated additional savings.

The discount rate used for the additional impairment test performed in the fourth quarter of 2011 was the Group’s weighted average cost of capital (“WACC”) of 11% and the discount rates for the annual impairment test ware also based on the Group’s WACC of 10%, 10% and 11% respectively. The discount rates used for both the annual and additional impairment tests are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2011 recoverable value of the groups of cash generating units that include goodwill and intangible assets by €549 million and €627 million, respectively. An increase of 0.5% in the discount rate would have led to account for an impairment loss of €6 million as of December 31, 2011.

For one of our Product Divisions (Wireline Networks), the difference between the recoverable value and the carrying value of its net assets as of December 31, 2011 was slightly positive and the recoverable value was based upon a fair value less costs to sell of €378 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value (i.e. fair value less costs to sell) of this Product Division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this Product Division as of December 31, 2011 was €321 million, including goodwill of €183 million.

The key assumptions used to determine the fair value of this Product Division were the following:

—	Sales multiple and Operating profit multiple: based on spot data for a sample of comparable companies;

—	Discount rate of 11%; and

—	Perpetual growth rate of 1%.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the 2011 recoverable value of this Product Division by €13 million but would not have led to account for any impairment loss as of December 31, 2011.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the 2011 recoverable value of this Product Division by €5 million but would not have led to account for any impairment loss as of December 31, 2011.

Holding all other assumptions constant, a 10% decrease in the sales multiple would have decreased the 2011 recoverable value of this Product Division by €19 million but would not have led to account for any impairment loss as of December 31, 2011.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. No impairment loss on property, plant and equipment was accounted for in 2011, in 2010 or 2009.

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

(In millions of euros) Product sales reserves	December 31, 2011	December 31, 2010	December 31, 2009
Related to construction contracts (1)	98	97	114
Related to other contracts	439	482	482
Total	537	579	596

(1)	See Notes 4, 18 and 28 of our consolidated financial statements.

For more information on the impact on the 2011 net result of the change of these provisions, refer to Note 28 to our consolidated financial statements.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	December 31, 2011		December 31, 2010		December 31, 2009
Related to the disposal of Genesys business (4)	363		-		-
Related to the United States	1,294	(3)	277	(2)	206	(1)
Related to other tax jurisdictions	297	(3)	671		630
Total	1,954		948		836

(1)	Following the performance of the 2009 annual goodwill impairment tests, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008.
(2)	Following the performance of the 2010 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2010, resulted in increasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2009.
(3)	Following the performance of the 2011 goodwill impairment tests performed in the second and fourth quarters of 2011, a reassessment of deferred taxes resulted in increasing the deferred tax assets recorded in the United States and reducing those recognized in France compared to the situation as of December 31, 2010.
(4)	Represents estimated deferred tax assets relating to tax losses carried forward as of December 31, 2011 that will be used to offset the taxable capital gains on the disposal of the Genesys business in 2012. These estimated deferred tax assets will be expensed in 2012, when the corresponding definitive capital gains are recorded. The impact of recognizing these deferred tax assets in 2011 is recorded in the income statement in the “Income (loss) from discontinued operations” line item for an amount of €338 million (U.S.$ 470 million). The amount of deferred tax assets accounted for as of December 31, 2011 is based on an estimated allocation of the selling price, which could differ in some respects from the definitive allocation. This could have an impact on the Group’s tax losses carried forward.

On the other hand, deferred tax assets recognized as of December 31, 2010, which were based then on the future taxable net income of the Genesys business, were reduced in 2011, having regard to the future disposal of the Genesys business, by an amount of €96 million with a corresponding impact in the income statement in the “income tax (expense) benefit” line item.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2011 are €591 million (€691 million as of December 31, 2010 and €751 million as of December 31, 2009).

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement after January 1, 2010 (See note 1-c “Business combinations after January 1, 2010” in our consolidated financial statements).

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent’s results or equity attributable to equity owners of the parent.

Weighted average rates used to determine the pension and post-retirement expense	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Weighted average expected rates of return on pension and post-retirement plan assets	6.42%	6.57%	6.69%
Weighted average discount rates used to determine the pension and post-retirement expense	4.85%	5.04%	5.84%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €429 million increase in pre-tax income during 2011 (€319 million increase in 2010 and €150 million increase in 2009). Included in the €429 million increase in pre-tax income during 2011 (€319 million in 2010 and €150 million in 2009) was €67 million (€30 million in 2010 and €253 million in 2009) booked as a result of certain changes to the management retiree pension plan and to the management retiree healthcare benefit plan, as described in Note 26f of our consolidated financial statements.

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

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2011 net pension and post-retirement result by approximately €(63) million and €67 million, respectively.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Expected return on plan assets

Expected returns on plan assets for Alcatel-Lucent’s U.S. plans are determined based on recommendations from our external investment advisor and our own experience of historical returns. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans for the fourth quarter of 2011 is based on September 30, 2011 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans for each quarter of 2011 is based on the fair values of plan assets at December 31, 2010.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2011 net pension and post-retirement result by approximately €133 million.

For its U.S. plans, Alcatel-Lucent recognized a US$41 million (€29 million) increase in the net pension credit during the fourth quarter of 2011 compared to the third quarter of 2011, which is accounted for in “other financial income (loss)”. This increase corresponds to an increase in the expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the increase in plan asset fair values and a lower interest cost due to a decrease in discount rates. On Alcatel-Lucent’s U.S. plans, Alcatel-Lucent expects a US$ 6 million (€5 million) decrease in the net pension credit to be accounted for in “other financial income (loss)” between the 2011 fourth quarter and the 2012 first quarter. This decrease mainly corresponds to lower expected rates of return. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

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

Mortality assumptions

As there are less and less experience data to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$ 128 million positive effect on the benefit obligation of the Management Pension Plan and a U.S.$ 563 million negative effect on the benefit obligation of the U.S. Occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. The impact of these changes was reflected in our expected return assumptions for year 2010.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s Management plan: the portion of funds invested in public equity securities is to be reduced from 20% to 10%, the portion invested in fixed income securities is to be increased from 60% to 70 % and the portion invested in alternatives remains unchanged. These changes are expected to reduce the volatility of the funded status and reduce the expected return on plan assets by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our Group’s occupational plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2011 actual fair values of private equity, venture capital, real estate and absolute return

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

investments were 10% lower than the ones used for accounting purposes as of December 31, 2011, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €261 million.

2010 U.S. health care legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge to the consolidated income statement and a €6 million profit to the consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to Note 9 of our consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in the consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010 (see Note 26 of our consolidated financial statements). One additional provision of the new health care law pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by the actuary to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

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

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For formerly union-represented retirees, we expect to fund our current retiree healthcare obligation with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits. We selected among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers (see Note 26 of our consolidated financial statements). Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2012 census data will not be final until late in the third quarter of 2012. Prior to the Pension Protection Act of 2006 (or the PPA), Section 420 of the U.S. Internal Revenue Code allowed for a Section 420 Transfer in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% of the retiree population, during the five-year period. The PPA, as amended by the U.S. Troop readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes, we estimate that as of December 31, 2011, the excess of assets above 120% of the plan obligations is US$2.3 billion (€1.7 billion), and the excess above 125% of plan obligations is US$ 1.8 billion (€1.4 billion). However, deterioration in the funded status of the U.S. Occupational pension plan could negatively impact our ability to make future Section 420 Transfers.

h/ Revenue recognition

As indicated in Note 1m of our consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

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

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1m of our consolidated financial statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

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

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see Note b above).

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

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 25 of our consolidated financial statements. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1q of our consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in Notes 8, 25 and 27 of our consolidated financial statements, such a change in estimates already occurred regarding Lucent’s 2.875% Series A convertible debentures. Similar changes in estimates are expected to occur in June 2012 regarding Lucent’s 2.875% Series B

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.1 OVERVIEW OF 2011

convertible debentures. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1q of our consolidated financials statements, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Notes 25 and 27 of our consolidated financial statements (estimated impact as of June 2012 is equal to €202 million).

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

In December 2009, the roof and technical floor of Alcatel-Lucent Spain’s headquarters in Madrid partially collapsed for unknown reasons. Alcatel-Lucent Spain rents this building and the lease is accounted for as an operating lease. The damaged assets were derecognized as of December 31, 2009 with a negative impact of €1 million on income (loss) from operating activities. All costs related to this incident (damaged assets, displacement and relocation costs, etc.) are insured subject to a €15 million deductible. Displacement and relocation costs below this threshold were accounted for as incurred in 2010. These costs represented a negative impact of €1 million on income (loss) from operating activities during the year 2010. The arbitration related to the lease agreement and its consequences on the 2010 consolidated financial statements are described in Note 34e of our consolidated financial statements filed as part of the Group’s 2010 20-F.

6.1 OVERVIEW OF 2011

The economy was, once again, a key factor impacting the market for telecommunications equipment and related services in 2011, similar to 2010. In 2011, macroeconomic conditions showed mixed signals across the world, with some regions showing slight signs of growth, while others struggled throughout the year:

—

The United States experienced slight GDP growth and a decline in unemployment rates in 2011 while a downgrade of its credit rating by S&P confirmed fear about its ability to manage sustainable debt levels going forward. Financial markets experienced one of the most volatile periods in recent history in 2011, with the S&P 500 peaking at 8% in April, hitting its lowest levels in October down 12% and finishing the year relatively flatly compared to the end of 2010.

—

Sovereign debt issues in Europe, mainly southern Europe, continued to impact the global financial markets and threatened the expansive fiscal policies that helped foster economic recovery in this region.

—	Rising inflation in China and in other emerging markets and political unrest in certain North African and Middle Eastern regions also impacted economies all around the world.

In addition to these broader economic conditions, industry trends continued to play a very significant role in the shaping of the telecommunications and related services market in 2011. The most important of these trends have been dominating the industry for some time. They include:

—

Surging growth in data traffic volumes, especially mobile broadband data traffic volumes, driven by increased smartphone and tablet penetration and video use. Although this trend has been especially pronounced in the United States, we believe that other regions are also similarly impacted. Service providers continue to deploy LTE, a 4G wireless technology based on an all-IP network, allowing faster download and upload speeds, lower latency and overall lower costs. Service providers in the United States have been the main adopters of LTE in terms of nationwide roll-outs, although its popularity in other regions is growing. While growth in mobile traffic volumes has driven spending for wireless equipment, it has also driven spending for the fixed access equipment that also carries that traffic – over mobile backhaul, packet core and optical networks for example.

—

An increased focus by service providers on how to “monetize” their increasing investment in new capacity, essentially by cutting operating and capital expenses and by facilitating the development and offering of new profitable services.

—

The migration of service providers’ networks to a converged, multi-service all-IP architecture. Cost concerns and the suitability an all-IP architecture to handle the ongoing shift of network traffic - from voice-centric to increasingly video-centric traffic, has driven this trend. One aspect of the transition to an all-IP architecture is the shift in carrier investment spending from legacy technologies to IP.

This combination of economic, industry and regional trends drove a mixed telecommunications and related services market in 2011. These trends were also a key driver of how our own businesses performed in 2011:

—

The surging broadband traffic volumes have driven service provider spending for additional capacity and enhanced data capabilities, particularly in the wireless market, where our business grew 1.4% in 2011. Within wireless, North American service providers have aggressively taken the global lead in terms of 3G network upgrades and the first large-scale deployments of 4G LTE. Consequently, the growth in wireless in 2011 was concentrated in North America, and to a certain extent in China, while other regions lagged behind in terms of investments in wireless technologies.

—

Service providers continued to view IP as a major area of investment in 2011, with upgrades to parts of their networks such as mobile backhaul, driving much of the growth in the market. We witnessed an 8.3% increase in overall

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.1 OVERVIEW OF 2011

IP revenues in 2011, with strong growth in both North America and Asia Pacific.

—

Our optics business witnessed mixed trends in 2011, with growth in our submarine business offset by declines in our terrestrial business, leading to an overall decline of 1.9%, compared to 2010. Within terrestrial, lagging sales of legacy equipment drove the overall decline, while next generation equipment, such as WDM and our single-carrier 100 Gbps optical coherent technology gained traction throughout the year.

—

Our wireline business, which consists largely of fixed broadband access equipment as well as legacy switching equipment, declined at a high-single-digit rate in 2011 as strong growth in next-generation technologies such as GPON and VDSL2 vectoring was not large enough to offset the declining investment in legacy technologies.

—	Software, Services and Solutions (S3) saw flat revenue performance in 2011, with relatively flat Services revenues, negatively impacted by slight declines in Network

Applications. Within Services, Managed & Outsourcing Solutions and Network & System Integration drove strong growth compared to 2010, but was offset by flat performance in Customer Care and strong declines in Network Build & Implementation. Our Network Applications business saw strong growth in Motive, our remote customer management business, and Unified Communications, both of which were offset by declines in Digital Media & Advertising and Payment applications.

—	Our Enterprise business grew at a mid-single-digit rate in 2011, mostly driven by growth in our data network and Genesys businesses.

In support of our High Leverage Network™ strategy, in 2011 we announced a number of innovations to help align our portfolio to address trends in the market, including lightRadio™, our converged IP/optical backbone platform, our FP3 400 Gbps network processor and VDSL2 vectoring. We believe these innovations will continue to drive success in our High Leverage Network™ strategy.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

6.2    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011 COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

Introduction. The following discussion takes into account our results of operations for the years ended December 31, 2011 and December 31, 2010 on the following basis:

—

The 2011 results exclude the Genesys business that was sold to Permira on February 1, 2012, since this business has been presented as a discontinued activity in our financial statements for the year ended December 31, 2011 included elsewhere in this annual report.

—	The 2010 results, which were originally presented treating the Genesys business as a continuing activity, have been re-presented in our consolidated income statements included elsewhere in this annual report to exclude this business, as required by IFRS. The table below shows the reconciliation between our 2010 results that included Genesys and our re-presentation of our 2010 results which exclude Genesys.

—

The results for both years are presented according to the organization structure that became effective July 20, 2011. The 2011 organization includes three business segments: Networks, S3 (Software, Services & Solutions) and Enterprise.

(In millions of euros — except per share information)	2011	2010
	As published	With Genesys	Genesys discontinued	As published
Revenues	15,327	15,996	(338)	15,658
Cost of sales	(9,967)	(10,425)	69	(10,356)
Gross profit	5,360	5,571	(269)	5,302
Administrative and selling expenses	(2,642)	(2,907)	138	(2,769)
Research and development expenses before capitalization of development expenses	(2,472)	(2,652)	59	(2,593)
Impact of capitalization of development expenses	5	(10)	-	(10)
Research and development costs	(2,467)	(2,662)	59	(2,603)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	251	2	(72)	(70)
Restructuring costs	(203)	(375)	4	(371)
Litigations	4	(28)	-	(28)
Gain/(loss) on disposal of consolidated entities	(2)	62	-	62
Post-retirement benefit plan amendments	67	30	-	30
Income (loss) from operating activities	117	(309)	(68)	(377)
Interest relative to gross financial debt	(353)	(357)	-	(357)
Interest relative to cash and marketable securities	59	53	-	53
Finance costs	(294)	(304)	-	(304)
Other financial income (loss)	359	356	-	356
Share in net income (losses) of equity affiliates	4	14	-	14
Income (loss) before income tax and discontinued operations	186	(243)	(68)	(311)
Income tax, (charge) benefit	544	(37)	23	(14)
Income (loss) from continuing operations	730	(280)	(45)	(325)
Income (loss) from discontinued operations	414	(12)	45	33
Net income (loss)	1,144	(292)		(292)
Attributable to:
• Equity owners of the parent	1,095	(334)		(334)
• Non-controlling interests	49	42		42
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	0.48	(0.15)		(0.15)
• Diluted earnings (loss) per share	0.42	(0.15)		(0.15)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	0.30	(0.15)		(0.16)
• Diluted earnings per share	0.28	(0.15)		(0.16)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.18	-		0 .01
• Diluted earnings per share	0.14	-		0 .01

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

Revenues. Revenues totaled €15,327 million in 2011, a decline of 2.1% from €15,658 million in 2010. Approximately 59% of our revenues are denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2011 compared with 2010 had a negative effect on our reported revenues. If there had been constant exchange rates in 2011 as compared to 2010, our consolidated revenues would have decreased by approximately 0.1% instead of the

2.1% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2011, the average exchange rate that applied for 2010, instead of the average exchange rate that applied for 2011, and (ii) to our exports (mainly from Europe) effected during 2011 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2010. Our management believes that providing our investors with our revenues for 2011 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)	Year ended December 31, 2011	Year ended December 31, 2010	% Change
Revenues as reported	15,327	15,658	(2.1%)
Conversion impact euro/other currencies	324		2.1%
Hedging impact euro/other currencies	(10)		(0.1%)
Revenues at constant rate	15,641	15,658	(0.1%)

Revenues in our Networks segment were essentially flat in 2011 compared to 2010, as growth in key areas such as IP and wireless was almost completely offset by declines in optics and wireline. Our IP division increased 8.3% in 2011, driven by the IP/MPLS service router business, which was slightly offset by the secular decline in spending for legacy ATM equipment. Our wireless business grew 1.4% in 2011, on the strength 3G and 4G spending, particularly for CDMA (EV-DO) and LTE in the US. Optics revenues declined 1.9% in 2011, as growth in our submarine activities were more than offset by declines in terrestrial optics. Our wireline business declined 10.0% in 2011, reflecting pronounced weakness in spending for legacy core switching, which was partially offset by growth in our fixed access business, where we saw strong gains in fiber-based access equipment. Revenues in our S3 segment declined 1.7% in 2011, with our Services and Networks Applications businesses decreasing 1.1% and 6.2% in 2011, respectively. Revenues in our Enterprise segment grew by 2.4% in 2011, led primarily by growth in our data networking business.

Revenues in 2011 and in 2010 by geographical market (calculated based upon the location of the customer) are as shown in the table below, and include results from Genesys, except in the column entitled Discontinued Operations:

(In millions of euros) Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated	Discontinued Operations	As published
2011	1,229	2,813	623	1,295	1,402	5,602	1,616	1,116	15,696	(369)	15,327
2010	1,376	3,032	673	1,211	1,717	5,291	1,404	1,292	15,996	(338)	15,658
% Change 2011 vs. 2010	(11%)	(7%)	(7%)	7%	(18%)	6%	15%	(14%)	(2%)		(2%)

In 2011, the United States accounted for 35.7% of revenues, up from 33.1% in 2010 as revenues grew 6%. The U.S continued to show signs of growth in the telecom sector following a strong recovery in 2010, with growth in the telecom sector driven by a surge in spending to accommodate strong growth in mobile data traffic, which led to strong growth in key areas such as IP and wireless in the first half of the year, with tempered spending in the second half. Europe accounted for 29.7% of revenues in 2011 (7.8% in France, 17.9% in Other Western Europe and 4.0% in Rest of Europe), down from 31.8% in 2010 (8.6% in France, 19.0% in Other Western Europe and 4.2% in Rest of Europe) as economic fears over sovereign debt weighed heavy on these regions. Within Europe, revenue decreased 11% year-over-year in France, and declined 7% in both Other Western Europe the Rest of Europe. Overall, Europe saw weakness spread across most businesses, with a few pockets of strength like our Managed & Outsourcing Solutions business within the S3 segment. Asia Pacific accounted for 17.2% of revenues in 2011 (8.3% in China and 8.9% in Other Asia Pacific), down from 18.3% of revenues in 2010 (7.6% in China and 10.7% in Other Asia Pacific). The year-over-year decline in Asia Pacific was mainly attributable to an 18% decline in Other Asia Pacific, while our China revenues grew 7% compared to 2010. Revenues in Other Americas grew 15% in 2011 from 2010 and its share of total revenue increased to 10.3% from 8.8%. Rest of World decreased its share of total revenue to 7.1% in 2011, down from 8.1% in 2010, and had a 14% decrease in revenue.

Gross Profit. In 2011, gross profit increased to 35.0% of revenues, or €5,360 million, compared to 33.9% of revenue or €5,302 million in 2010. The increase in gross profit was mainly driven by favorable product and geographic mix as well as ongoing initiatives to reduce fixed operations, procurement and product design costs. Gross profit in 2011 primarily included the negative impact from a net charge of €170 million for write-downs of inventory and work in progress, as compared to €115 million for write-downs of inventory and work in progress in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. During 2011, we witnessed a recovery in sales of products and in geographic areas where our profitability has historically been above average, compared to 2010.

Administrative and selling expenses. In 2011, administrative and selling expenses were €2,642 million or 17.2% of revenues compared to €2,769 million or 17.7% of revenues in 2010. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €116 million in 2011 and €126 million in 2010. These non-cash purchase accounting entries primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships and were lower year-over-year due to the impact of the strength of the euro compared to the U.S. dollar. The 4.6% decline in administrative and selling expenses year-over-year reflects the progress we have made to improve operational efficiency through the reduction of administrative expense, Information Systems/Information Technology and real estate expenses and organizational complexity.

Research and development costs. Research and development costs were €2,467 million or 16.1% of revenues in 2011, after a net impact of capitalization of €5 million of development expense, a decrease of 5.2% from €2,603 million or 16.6% of revenues after the net impact of capitalization of €(10) million of development expense in 2010. The 5.2% decrease in research and development costs reflects a reduction in spending on legacy technologies in an effort to reduce overall costs. Capitalization of R&D expense was negative in 2010, reflecting the fact that the amortization of our capitalized R&D costs was greater than new R&D costs that were capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €152 million in 2011 and €159 million in 2010.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €251 million in 2011 compared to a loss of €(70) million in 2010. The improvement in 2011 reflects the impact of higher gross margins as well as improvements in our operating expenses. Non-cash purchase accounting entries resulting from the Lucent business combination had a negative, non-cash impact of €268 million in 2011, which was lower than the impact of €286 million in 2010 due to the strength of the euro compared to the U.S. dollar.

In addition, changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments in 2011 by €363 million, of which €617 million were additional provisions and €254 million were reversals. Additional product sales reserves created during 2011 were €528 million while reversals of product sales reserves were €168 million during the same period. Of the €168 million in reversals, €56 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €50 million of the €168 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals of €62 million were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €397 million in 2010, of which additional provisions were €701 million and reversals were €304 million. Additional product sales reserves (construction contracts and non-construction contracts) created during 2010 were €600 million while reversals of product sales reserves were €199 million.

Restructuring Costs. Restructuring costs were €203 million for 2011, representing (i) €113 million of new restructuring plans and adjustments to previous plans; (ii) €60 million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) €29 million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of €1 million in the aggregate. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were €371 million in 2010, representing (i) €240 million of new restructuring plans or adjustments to previous plans; (ii) €79 million of other monetary costs related to payables, (iii) €46 million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and write-off of assets of €6 million in the aggregate. Our restructuring reserves of €294 million at December 31, 2011 declined compared to our €413 million restructuring reserves at December 30, 2010, and covered jobs identified for elimination and notified in 2011, jobs eliminated in previous years for which total or partial payment is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities. Our restructuring reserves declined in 2011 primarily due to the adoption of fewer new restructuring plans in 2011 as well as the closure of older plans.

Litigations. In 2011, we booked litigation credit of €4 million related to both the FCPA and Fox River litigations (refer to Notes 35b and 32 of our audited Consolidated Financial Statements) due to the settlement of the FCPA matter with the SEC and the US Department of Justice as well as the reduction in the claim amount made against us in connection with the Fox River matter. In 2010, we booked litigation charges of €(28) million related to: (i) the arbitral award on the collapse of a building in Madrid for an amount of €(22) million and (ii) the FCPA litigation for an amount of €(10) million, which charges were offset by a €4 million litigation credit pertaining to the Fox River litigation.

Gain/(loss) on disposal of consolidated entities. In 2011, we booked a loss on the disposal of consolidated entities of €(2) million, mainly related to the post-closing adjustments paid by us in connection with the sale of our Vacuum business

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

to Pfeiffer Vacuum Technology AG in 2010, compared to a gain of €62 million in 2010, which was mainly related to the completion of the sale of our Vacuum business that year.

Post-retirement benefit plan amendment. In 2011, we booked a €67 million one-time credit related to the change in our Management Pension Plan, effective April 1, 2011, which provides current active employees who participate in this plan the option to receive a lump sum when they retire. In 2010, we booked a €30 million net credit related to post-retirement benefit plan amendments that arose out of Alcatel-Lucent USA Inc.’s amendment of its Medicare Advantage National PPO plan in the third quarter of 2010 with an effective date of January 1, 2011 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependents.

Income (loss) from operating activities. Income (loss) from operating activities was income of €117 million in 2011, compared to a loss of €(377) million in 2010. The improvement in income/(loss) from operating activities in 2011 is due in part to higher gross margins, lower operating expenses, lower restructuring costs, credits related to litigations and post-retirement benefit plan amendments, partially offset by a loss on the disposal of consolidated entities.

Finance costs. Finance costs were €294 million in 2011, a slight decrease from €304 million in 2010. The decrease is due to an increase in interest earned, from €53 million in 2010 to €59 million in 2011, in addition to a decrease in interest paid, from €357 million in 2010 to €353 million in 2011. The 2011 decrease in interest paid is primarily due to lower levels of financial debt whereas the increase in interest earned is due to the increase of interest rates between 2010 and 2011.

Other financial income (loss). Other financial income was €359 million in 2011, compared to €356 million in 2010. In 2011, other financial income consisted primarily of (i) income of €417 million related to the financial component of pension and post-retirement benefit costs offset by (ii) a loss of €65 million, a majority of which is due to bank charges and discount costs in connection with the sale of our receivables without recourse. In 2010 other financial income consisted of (i) income of €339 million related to the financial component of pension and post-retirement benefit costs and (ii) income of €82 million from actual and potential gains on financial assets (of which €33 million related to the disposal of 2Wire and €10 million related to the disposal of our Vacuum business both partially offset by a net loss of €45 million related to foreign exchange transactions.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €4 million during 2011, compared with €14 million in 2010. The decline compared to 2010 is largely due to the lack of income from our stake in 2Wire, which was sold in October 2010.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was €186 million in 2011 compared to a loss of €(311) million in 2010.

Income tax (expense) benefit. We had an income tax benefit of €544 million in 2011, compared to an income tax expense of €(14) million in 2010. The income tax benefit for 2011 resulted from a current income tax charge of €(42) million more than offset by a net deferred income tax benefit of €586 million. The €586 million net deferred tax benefit includes: (i) €559 million of other deferred income tax benefits primarily related to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 annual impairment tests of goodwill performed in the second and fourth quarters of 2011 and (ii) €114 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These positive effects were slightly offset by €(87) million in deferred tax charges related to Lucent’s post-retirement benefit plans. The income tax expense for 2010 resulted from a current income tax charge of €(78) million offset by a net deferred income tax benefit of €64 million. The €64 million net deferred tax benefit includes deferred income tax benefits of €124 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and €97 million of other deferred income tax benefits primarily related to the re-assessment of the recoverability of deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010. These positive effects were slightly offset by: (i) €(136) million in deferred tax charges related to Lucent’s post-retirement benefit plans, (ii) €(12) million of deferred tax charges related to the post-retirement benefit plan amendment and (iii) €(9) million of deferred taxes related to Lucent’s 2.875% Series A convertible debenture.

Income (loss) from continuing operations. We had income from continuing operations of €730 million in 2011 compared to a loss of €(325) million in 2010.

Income (loss) from discontinued operations. We had income from discontinued operations of €414 million in 2011 related to the disposal of our Genesys business in 2012, including €338 million of deferred tax assets relating to the tax losses carried forward that will be used to offset the capital gain on the disposal of our Genesys business in 2012. Income from discontinued operations was €33 million in 2010 due to the disposal of our Genesys business partially offset by settlements of litigations related to businesses discontinued in prior periods.

Non-controlling Interests. Non-controlling interests accounted for income of €49 million in 2011, compared to income of €42 million in 2010. The increase from 2010 is due largely to the income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity holders of the parent. A net income of €1,095 million was attributable to equity holders of the parent in 2011, compared with a loss of €(334) million in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

6.3    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2011 COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

The following discussion takes into account our results of operations for the years 2011 and 2010, with results presented according to the organization structure that became effective July 20, 2011. The 2011 organization includes three business segments: Networks, S3 (Software, Services & Solutions) and Enterprise, while the 2010 organization structure consisted of three different business segments - Networks, Applications and Services. Results of operations for 2010 were originally presented according to the 2010 organization structure but are presented here according to the 2011 organization structure in order to facilitate comparison with the current period. Unlike the discussion in Section 6.2 of the Consolidated Results of Operations, the discussions below also include the results of our Genesys business that was sold to Permira on February 1, 2012.

The table below sets forth certain financial information on a segment basis for the years ended December 31, 2011 and December 31, 2010. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and postretirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss) as well as the Genesys activity accounted for in discounted operations, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included as part of this annual report.

(In millions of euros) Twelve months ended December 31, 2011
	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues	9,654	4,461	1,213	368	15,696
Segment Operating Income (Loss)	263	227	108	12	610
PPA Adjustments (excluding restructuring costs and impairment of assets)					(268)
Genesys activity accounted for in discontinued operations					(91)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					251

(In millions of euros) Twelve months ended December 31, 2010
	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues	9,643	4,537	1,185	631	15,996
Segment Operating Income (Loss)	187	30	83	(12)	288
PPA Adjustments (excluding restructuring costs and impairment of assets)					(286)
Genesys activity accounted for in discontinued operations					(72)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(70)

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

PPA adjustments (excluding restructuring costs and impairment of assets). PPA adjustments (excluding restructuring costs and impairment of assets) decreased in 2011, to €(268) million compared with €(286) million in 2010. The decrease was largely due to the increase in the value of the euro relative to the U.S. dollar in 2011, as the amortization of purchased intangible assets of Lucent, including long-term customer relationships, acquired technologies and in-process R&D was little changed in 2011 compared with 2010.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In 2011, segment operating income of €610 million for the Group, adjusted for €(268) million in PPA and €(91) million for the Genesys activity accounted for in discontinued operations yielded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €251 million. In 2010, a segment operating income of €288 million for the Group, adjusted for €(286) million in PPA and €(72) million for the Genesys activity accounted for in discontinued operations yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(70) million. The improvement in 2011 reflects the impact of higher gross margins, improvements in our operating expenses and lower PPA adjustments.

NETWORKS SEGMENT

Revenues in our Networks segment were €9,654 million in 2011, an increase of 0.1% from €9,643 million in 2010, using current exchange rates. When we translate the non-euro portion of Network sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2011 as compared to 2010 had a negative impact on our reported revenues. At constant exchange rates for 2011 and 2010, our Networks segment revenues would have increased by approximately 2.1% instead of the 0.1% increase actually reported.

Revenues in our IP division were €1,585 million in 2011, an increase of 8.3% from €1,464 million in 2010. Growth was led by a double digit increase in our IP/MPLS service router. The growth in our service router revenues was particularly strong in the Americas and Asia Pacific regions. Growth in the market for IP/MPLS service routers continues to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services as well as spending for IP mobile backhaul. The mobile backhaul segment of the IP division has been particularly strong, as service providers take actions to alleviate bottlenecks in the flow of increasing mobile broadband and data traffic. The IP division also includes our ATM multi-service switching business, where 2011 revenues fell at a double-digit rate from their 2010 level. The decline in ATM revenues reflects the continuing market-wide contraction in spending for that legacy technology.

Revenues in our Optics division were €2,605 million in 2011, a decline of 1.9% from 2010. Our optics business saw conflicting trends in 2011, as our submarine business grew at a mid-single digit pace, while terrestrial optics equipment declined at a low-single digit rate. Within the terrestrial business, we saw continued strong growth in our WDM equipment and a smaller increase in our wireless (microwave) transmission business. However, the growth in these two businesses and the submarine business was not enough to offset the strong secular decline of our legacy SONET/SDH equipment. Following a sharp drop in 2010, our submarine business returned to growth in 2011 driven by both new builds and upgrades addressing the need for more connectivity to meet capacity requirements.

Revenues in our Wireless division increased 1.4% in 2011 to €4,122 million, from €4,064 million in 2010. The growth in this division was driven by the growth in mobile broadband traffic, which was caused, in turn, by the increasing penetration of smartphones and tablets. Mobile operators have been responding to these trends over the past two years with increased spending to add capacity and enhance the data capabilities of their networks. We saw a positive impact of spending by mobile operators in our 3G CDMA (EV-DO) business in 2011, where revenues increased at a strong double-digit rate compared to 2010, mainly driven by growth in the Americas region. Mobile operators also started rolling out the first large-scale deployments of 4G LTE wireless networks, which also contributed to the overall growth in the segment in 2011, especially in the Americas. Although the increase in carrier spending on 3G and 4G networks has generally been at the expense of their spending on legacy 2G networks, we did see some growth in our 2G GSM business in the Asia Pacific region, driven by investments in China to enable subscriber growth.

Revenues in our Wireline business fell 10.0% to €1,393 million in 2011 from €1,548 million in 2010. The decline in our wireline business reflects the shift from wireline to wireless spending and was largely due to weakness in both the EMEA (Europe, Middle East and Africa) and Americas regions, partially offset by more than 40% growth in the Asia Pacific region. Declines in our legacy TDM switching and IPDSLAM businesses continued to drive the overall decline in our wireline business. We did see strong growth in the fiber access equipment division of our fixed access business across all regions, driven by our GPON equipment in the Americas and Asia Pacific, particularly in China. Service providers are also investing in new copper-based technologies that can enhance the capabilities of existing copper access networks.

Segment operating income in the Networks group was €263 million or 2.7% of revenue in 2011, compared with a segment operating income of €187 million in 2010. The improvement in segment operating income reflects favorable shifts in product and geographic mix, as well as ongoing initiatives to reduce costs and expenses, particularly fixed operations. We saw particularly strong contributions from both the IP and wireless divisions.

S3 SEGMENT

Revenues in our S3 segment were €4,461 million in 2011 compared to €4,537 million in 2010, a decrease of 1.7% at current exchange rates. At constant exchange rates for 2011 and 2010, our S3 revenues would have decreased by 0.1% instead of the 1.7% reported decrease.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

Revenues in our Services business were €3,963 million in 2011, a decrease of 1.1% from €4,006 million in 2010. Within Services, revenues in our Managed and Outsourcing solutions business grew at a double digit rate in 2011, driven by increases in both EMEA and the Americas regions. Revenues in the Network and Systems Integration (NSI) business grew at a mid-single digit rate with high growth in the Americas, offset by declines in EMEA and Asia Pacific. The growth in these two businesses was offset by a strong decline in network build and implementation (NBI), a division of our Product-Attached Services business. NBI is focused on civil works usually attached to the sale of equipment, where sales were impacted adversely by political unrest in the Middle East as well as the completion of projects. Our Product-Attached Services business was flat compared in 2010 with growth in the Americas offset by declines in EMEA. Our Multi-Vendor Maintenance business also declined in 2011, driven by weakness in Europe and Asia Pacific, partially offset by growth in the Americas.

Revenues in our Network Applications business decreased 6.2% in 2011, to €498 million from €531 million in 2010. The 6.2% revenue decline in 2011 was mainly driven by the termination of a resale activity that we were previously involved with. This decline was partially offset by strong growth in both our Motive and Advanced Communications businesses. Motive, our remote customer management business, increased at a very strong pace in 2011, with all regions growing more than 20%.

Segment operating income in our S3 business was €227 million or 5.1% of revenue in 2011, compared with €30 million or 0.7% of revenue in 2010. The increase in segment operating income reflected the impacts of ongoing actions to reduce expenses in our Services business especially Managed and Outsourcing Solutions as well as improvements in the profitability of Network Applications.

ENTERPRISE SEGMENT

Revenues in our Enterprise segment were €1,213 million in 2011 compared to €1,185 million in 2010, an increase of 2.4% at current exchange rates. At constant exchange rates for 2011 and 2010, our Enterprise revenues would have increased by 4.3% instead of the 2.4% reported increase. The year-over-year growth in Enterprise was mainly driven by high-single digit growth in our data networking and Genesys businesses. This was partially offset by slight declines in our enterprise telephony equipment. Revenues in both the Asia Pacific and Americas regions grew at a high-single digit rate driven by data networking and Genesys in Asia Pacific and Genesys in the Americas.

Enterprise segment operating income was €108 million or 8.9% of revenue in 2011, compared with €83 million or 7.0% of income in 2010. The increase in operating income was driven by a better mix in terms of profitability of products and improved cost control in 2011 compared to 2010.

6.4    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

Introduction. The following discussion takes into account our results of operations for the years ended December 31, 2010 and December 31, 2009 on the following basis:

—

Given that our 2011 results exclude the Genesys business that was sold to Permira on February 1, 2012, since this business has been presented as a discontinued activity in our financial statements for the year ended December 31, 2011 included elsewhere in this annual report, the 2010 and 2009 results, which were originally presented treating the Genesys business as a continuing activity, have been re-presented in our consolidated income statements included elsewhere in this annual report to exclude this business, as required by IFRS. The table below shows the reconciliation between our 2010 and 2009 results that included Genesys and our re-presentation of our 2010 and 2009 results which exclude Genesys.

—

The results for both years are presented according to the organization structure that became effective July 20, 2011. The 2011 organization includes three business segments: Networks, S3 (Software, Services & Solutions) and Enterprise.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

(In millions of euros - except per share information)	2010			2009
	With Genesys	Genesys discontinued	As published	With Genesys	Genesys discontinued	As published
Revenues	15,996	(338)	15,658	15,157	(316)	14,841
Cost of sales	(10,425)	69	(10,356)	(10,046)	60	(9,986)
Gross profit	5,571	(269)	5,302	5,111	(256)	4,855
Administrative and selling expenses	(2,907)	138	(2,769)	(2,913)	137	(2,776)
Research and development expenses before capitalization of development expenses	(2,652)	59	(2,593)	(2,527)	62	(2,465)
Impact of capitalization of development expenses	(10)	-	(10)	4	(3)	1
Research and development costs	(2,662)	59	(2,603)	(2,523)	59	(2,464)
Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	2	(72)	(70)	(325)	(59)	(384)
Restructuring costs	(375)	4	(371)	(605)	7	(598)
Litigations	(28)	-	(28)	(109)	-	(109)
Gain/(loss) on disposal of consolidated entities	62	-	62	99	-	99
Post-retirement benefit plan amendments	30	-	30	248	-	248
Income (loss) from operating activities	(309)	(68)	(377)	(692)	(52)	(744)
Interest relative to gross financial debt	(357)	-	(357)	(313)	-	(313)
Interest relative to cash and marketable securities	53	-	53	59	1	60
Finance costs	(304)	-	(304)	(254)	1	(253)
Other financial income (loss)	356	-	356	249	4	253
Share in net income (losses) of equity affiliates	14	-	14	1	-	1
Income (loss) before income tax and discontinued operations	(243)	(68)	(311)	(696)	(47)	(743)
Income tax, (charge) benefit	(37)	23	(14)	60	17	77
Income (loss) from continuing operations	(280)	(45)	(325)	(636)	(30)	(666)
Income (loss) from discontinued operations	(12)	45	33	132	30	162
Net income (loss)	(292)		(292)	(504)		(504)
Attributable to:
• Equity owners of the parent	(334)		(334)	(334)		(524)
• Non-controlling interests	42		42	42		20
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.15)		(0.15)	(0.23)		(0.23)
• Diluted earnings (loss) per share	(0.15)		(0.15)	(0.23)		(0.23)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(0.15)		(0.16)	(0.29)		(0.3)
• Diluted earnings per share	(0.15)		(0.16)	(0.29)		(0.3)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	-		0 .01	0 .06		0.07
• Diluted earnings per share	-		0 .01	0 .06		0.07

Revenues. Revenues totaled €15,658 million in 2010, an increase of 5.5% from €14,841 million in 2009. Approximately 54% of our revenues are denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The increase in the value of other currencies, including the U.S. dollar, relative to the euro in 2010 compared with 2009 had a positive effect on our reported revenues. If there had been constant exchange rates in 2010 as compared to 2009, our consolidated revenues would have increased by approximately 0.6% instead of the 5.5% increase actually

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2010, the average exchange rate that applied for 2009, instead of the average exchange rate that applied for 2010, and (ii) to our exports (mainly from Europe) effected during 2010 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2009. Our management believes that providing our investors with our revenues for 2010 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)	Year ended December 31, 2010	Year ended December 31, 2009	% Change
Revenues as reported	15,658	14,841	5.5%
Conversion impact euro/other currencies	(682)		(4.4%)
Hedging impact euro/other currencies	(53)		(0.3%)
Revenues at constant rate	14,923	14,841	0.6%

Revenues in our Networks segment grew 6.2% in 2010, as strong growth across key areas such as IP and wireless outpaced declines in legacy technologies. Our IP division increased 24.4% in 2010, with strong growth of our IP/MPLS service routers, partially offset by the secular decline in spending for legacy ATM equipment. Our wireless business grew 14.6% in 2010, driven by growth across all wireless technologies in which service providers looked to accommodate both traffic and subscriber growth. Our wireline business declined 4.4% in 2010, reflecting pronounced weakness in spending for legacy core switching, which was partially offset by growth in our fixed access business, where we saw strong gains in home networking and fiber-based access equipment. Optics revenue declined 7.0% in 2010, as weakness in our submarine activities more than offset our flat terrestrial optics business, which saw a recovery as the year progressed. Revenues in our S3 segment grew by 4.4% in 2010, led by growth in Network Applications as well as Services, driven by strong growth in both Managed and Outsourcing Solutions as well as Network and Systems Integration. Revenues in the Enterprise segment increased 4.0% in 2010, with our data networking business driving growth, partially offset by weakness in voice telephony.

Revenues in 2010 and in 2009 by geographical market (calculated based upon the location of the customer) are as shown in the table below, and include results from Genesys, except in the column entitled Discontinued Operations:

(In millions of euros) Revenues by geographical market
	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated	Discontinued Operations	As published
2010	1,376	3,032	673	1,211	1,717	5,291	1,404	1,292	15,996	(338)	15,658
2009	1,533	3,039	631	1,346	1,632	4,369	1,185	1,422	15,157	(316)	14,841
% Change 2010 vs. 2009	(10%)	0%	7%	(10%)	5%	21%	18%	(9%)	6%		6%

In 2010, the United States accounted for 33.1% of revenues, up from 28.8% in 2009 as revenues grew 21%, where the economic recovery in this geographic market outpaced the overall recovery from the 2008 and 2009 global recession. The region witnessed a recovery in 2010 driven by the improved economy and a surge in mobile data traffic, which led to strong growth in key technologies such as IP and Wireless. Europe accounted for 31.8% of revenues in 2010 (8.6% in France, 19.0% in Other Western Europe and 4.2% in Rest of Europe), down from 34.3% in 2009 (10.1% in France, 20.1% in Other Western Europe and 4.2% in Rest of Europe) as Europe lagged behind the economic recovery in the United States. Within Europe, revenue decreased 10% year-over-year in France, was flat in Other Western Europe and grew 7% in Rest of Europe. Weakness in Europe was concentrated in our wireless business, which was partially offset by strength in IP. Asia Pacific accounted for 18.3% of revenues in 2010 (7.6% in China and 10.7% in Other Asia Pacific), down from 19.6% of revenues in 2009 (8.9% in China and 10.8% in Other Asia Pacific). The year-over-year decline in Asia Pacific was mainly attributable to an a slowdown of spending in China in the first half of 2010 following the rollout of 3G networks that occurred in 2009.

Revenues in Other Americas grew 18% in 2010 from 2009 and its share of total revenue increased from 7.8% to 8.8%. Rest of World decreased its share of total revenue to 8.1% in 2010, down from 9.4% in 2009, and had a 9% decrease in revenue.

Gross Profit. In 2010, gross profit increased to 33.9% of revenues, or €5,302 million, compared to 32.7% of revenue or €4,855 million in 2009. The increase in gross profit was mainly driven by higher volumes, favorable shifts in product and geographic sales mix, and a reduction in fixed operations costs. These positive factors more than offset downward margin pressure driven by the competitive environment. Gross profit in 2010 included primarily the negative impact from a net charge of €115 million for write-downs of inventory and work in progress. Gross profit in 2009 included the negative impacts of (i) a net charge of €139 million for write-downs of inventory and work in progress; and (ii) a net charge of €15 million of reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. During 2010, we witnessed a recovery in sales of products and in geographic areas where our profitability has historically been above average.

Administrative and selling expenses. In 2010, administrative and selling expenses were €2,769 million or 17.7% of revenues compared to €2,776 million or 18.7% of revenues in 2009. The year over year decrease as a percentage of revenues was largely due to higher revenues in 2010 as compared to 2009. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €126 million in 2010 and €117 million in 2009. These non-cash purchase accounting entries primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships, during 2010. The increase in the amount of amortization year over year is largely due to an increase in the value of the U.S. dollar. The 0.3% decline in administrative and selling expenses reflects the impact of conflicting trends - the progress we have made executing our programs to reduce operating expenses by de-layering our organization and eliminating sales duplication between product groups and regions was offset by higher sales and the unfavorable currency impact of the strengthening of the U.S. dollar on our U.S. dollar denominated expenses.

Research and development costs. Research and development costs were €2,603 million or 16.6% of revenues in 2010, after a net impact of capitalization of €(10) million of development expense, an increase of 5.6% from €2,464 million or 16.6% of revenues after the net impact of capitalization of €1 million of development expense in 2009. Capitalization of R&D expense was negative in 2010, reflecting the fact that the amortization of our capitalized R&D costs was greater than new R&D costs that were capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €159 million in 2010 and €151 million in 2009. The increase in the amount of purchase accounting entries is largely due to the increase in the value of the U.S. dollar year over year. The 5.6% increase in research and development costs reflects an increase in R&D spending related to new product development as well as the unfavorable currency impact that the strengthening of the U.S. dollar had on our U.S. dollar denominated expenses.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(70) million in 2010 compared to a loss of €(384) million in 2009. The improvement in 2010 reflects the impact of higher revenues and gross margins slightly offset by higher levels of research and development expenses. The non-cash purchase accounting entries from the Lucent business combination had a negative, non-cash impact of €286 million in 2010 as compared to €269 million in 2009, the increase largely due to the increase in the value of the U.S. dollar.

In addition, changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments in 2010 by €397 million, of which €701 million were additional provisions and €304 million were reversals. Additional product sales reserves (construction contracts and non-construction contracts) created during 2010 were €600 million while reversals of product sales reserves were €199 million during the same period. Of the €199 million in reversals, €81 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €20 million of the €199 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals of €98 million were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €175 million in 2009, of which additional provisions were €579 million and reversals were €404 million. Additional product sales reserves created during 2009 were €507 million of which €187 million was related to construction contracts while reversals of product sales reserves were €322 million of which €160 million was related to construction contracts.

Restructuring Costs. Restructuring costs were €371 million for 2010, representing (i) €240 million of new restructuring plans and adjustments to previous plans; (ii) €79 million of other monetary costs related to payables, (iii) €46 million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of €6 million in the aggregate. New restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were €598 million in 2009, representing (i) €363 million of new restructuring plans or adjustments to previous plans; (ii) €118 million of other monetary costs related to restructuring reserves, (iii) a valuation allowance and a write-off of assets of €87 million in the aggregate and (iv) €30 million of other monetary costs related to payables. Our restructuring reserves of €413 million at December 31, 2010 covered jobs identified for elimination and notified in 2010, jobs eliminated in previous years for which total or partial payment is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities.

Litigations. In 2010, we booked litigation charges of €(28) million related to: (i) the arbitral award on the collapse of a building in Madrid for an amount of €(22) million, (ii) the FCPA litigation for an amount of €(10) million and (iii) the Fox River litigation for an amount of €4 million. In 2009, we booked litigation charges of €(109) million related to: (i) the FCPA litigation for an amount of €(93) million and (ii) the Fox River litigation for an amount of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

€(16) million. A discussion regarding the arbitral award on the collapse of a building in Madrid can be found in Section 12, the FCPA litigation can be found in Section 12 Note 35b and a discussion regarding the Fox River litigation can be found in Section 12 Note 32.

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

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €(377) million in 2010, compared to a loss of €(744) million in 2009. The smaller loss from operating activities in 2010 is due in part to higher volumes and gross margins leading to higher income from operating activities before restructuring costs, litigations, impairment of assets, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In addition, lower restructuring costs and litigation charges offset the lack of a large credit from post-retirement benefit plan amendments that we booked in 2009.

Finance costs. Finance costs were €304 million in 2010, an increase from €253 million in 2009. The increase is due to a drop in interest earned, from €60 million in 2009 to €53 million in 2010, in addition to an increase in interest paid, from €313 million in 2009 to €357 million in 2010. The 2010 increase in interest paid is primarily due to higher levels of financial debt whereas the decline in interest earned is due to the decrease of interest rates between 2009 and 2010.

Other financial income (loss). Other financial income was €356 million in 2010, compared to €253 million in 2009. In 2010, other financial income consisted primarily of (i) income of €339 million mainly related to the Lucent pension credit and (ii) income of €82 million from actual and potential gains on financial assets (of which €33 million related to the disposal of 2Wire) both partially offset by a loss of €45 million related to foreign exchange transactions. In 2009 other financial income consisted of (i) a capital gain of €295 million, of which €250 million related to the disposal of our Thales shares in May 2009, (ii) a gain of €50 million related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 and (iii) income of €105 million related to the Lucent pension credit, which more than offset a loss of €175 million related to a change in the estimated future cash flows related to Lucent’s 2.875% Series A convertible debenture.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €14 million during 2010, compared with income of €1 million in 2009. The increase is largely due to the increase in net income generated by 2Wire during 2010 until we sold our interest in 2Wire on October 20, 2010 (see Section 12 Note 3).

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €(311) million in 2010 compared to a loss of €(743) million in 2009.

Income tax (expense) benefit. We had an income tax expense of €(14) million in 2010, compared to an income tax benefit of €77 million in 2009. The income tax expense for 2010 resulted from a current income tax charge of €(78) million partially offset by a net deferred income tax benefit of €64 million. The €64 million net deferred tax benefit includes: (i) deferred income tax benefits of €124 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent and (ii) €97 million of other deferred income tax benefits primarily related to the re-assessment of the recoverability of deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010. These positive effects were slightly offset by: (i) €(136) million in deferred tax charges related to Lucent’s post-retirement benefit plans, (ii) €(12) million of deferred tax charges related to the post-retirement benefit plan amendment and (iii) €(9) million of deferred taxes related to Lucent’s 2.875% Series A convertible debenture. The income tax benefit for 2009 resulted from a current income tax charge of €(57) million offset by a net deferred income tax benefit of €134 million. The €134 million net deferred tax benefit includes deferred income tax benefits of €115 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and a €65 million reversal of deferred tax liabilities related to the Lucent 2.875% Series A convertible debenture. These positive effects were slightly offset by €(35) million in deferred tax charges related to Lucent’s post-retirement benefit plans and €(13) million of other deferred income tax charges.

Income (loss) from continuing operations. We had a loss from continuing operations of €(325) million in 2010 compared to a loss of €(666) million in 2009.

Income (loss) from discontinued operations. There was income from discontinued operations of €33 million in 2010, mainly due to the presentment of Genesys in discontinued operations, partially offset by settlements of litigations related to businesses discontinued in prior periods. Income from discontinued operations was €162 million in 2009, related to an adjustment of the selling price related to the disposal of the space business to Thales that was sold in 2007 as well as the inclusion of Genesys in discontinued operations.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

6.5    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2010 COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

The following discussion takes into account our results of operations for the years 2011 and 2010, with results presented according to the organization structure that became effective July 20, 2011. The 2011 organization includes three business segments: Networks, S3 (Software, Services & Solutions) and Enterprise, while the 2010 organization structure consisted of three different business segments - Networks, Applications and Services. Results of operations for 2010 and 2009 were originally presented according to the 2010 organization structure but are presented here according to the 2011 organization structure in order to facilitate comparison with the current period. Unlike the discussion in Section 6.4 of the Consolidated Results of Operations, the discussions below also include the results of our Genesys business that was sold to Permira on February 1, 2012.

The table below sets forth certain financial information on a segment basis for the years ended December 31, 2010 and December 31, 2009. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and postretirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss) as well as the Genesys activity accounted for in discounted operations, reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included as part of this annual report.

(In millions of euros) Twelve months ended December 31, 2010	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues	9,643	4,537	1,185	631	15,996
Segment Operating Income (Loss)	187	30	83	(12)	288
PPA Adjustments (excluding restructuring costs and impairment of assets)					(286)
Genesys activity accounted for in discontinued operations					(72)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(70)

Twelve months ended December 31, 2009	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues	9,076	4,344	1,139	598	15,157
Segment Operating Income (Loss)	(297)	162	36	43	(56)
PPA Adjustments (excluding restructuring costs and impairment of assets)					(269)
Genesys activity accounted for in discontinued operations					(59)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments					(384)

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

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and postretirement benefit plan amendments. In 2010, segment operating income of €288 million for the Group, adjusted for €(286) million in PPA and €(72) million for the Genesys activity accounted for in discontinued operations yields a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(70) million. In 2009, a segment operating loss of €(56) million for the Group, adjusted for €(269) million in PPA and €(59) million for the Genesys activity accounted for in

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

discontinued operations yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(384) million.

NETWORKS SEGMENT

Revenues in our Networks segment were €9,643 million in 2010, an increase of 6.2% from €9,076 million in 2009, using current exchange rates. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The increase in the value of other currencies, including the U.S. dollar, relative to the euro in 2010 as compared to 2009 had a positive impact on our reported revenues. If there had been constant exchange rates for 2010 as compared to 2009, we believe our Networks segment revenues would have increased less than the 6.2% increase actually reported. However, we were unable to determine what the decline would have been at constant exchange rates in 2009 due to the restatement of the segment financial information to reflect our 2011 business organization.

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

S3 SEGMENT

Revenues in our S3 segment were €4,537 million in 2010 compared to €4,344 million in 2009, an increase of 4.4% at current exchange rates. If there had been constant exchange rates for 2010 as compared to 2009, we believe our S3 segment revenues would have increased less than the 4.4% increase actually reported. However, we were unable to determine what the decline would have been at constant exchange rates in 2009 due to the restatement of the segment financial information to reflect our 2011 business organization.

Revenues in our Services business increased in 2010 compared to 2009. Revenue growth was concentrated in the Americas and the Asia Pacific regions. Both Managed and Outsourcing Solutions and Network and Systems Integration (NSI) increased at a double-digit rate in 2010. This growth, in addition to growth in Multi-Vendor Maintenance, was partially offset by our Network Build and Implementation business and our product-attached services business. In the NBI unit, which is focused on civil works usually attached to the sale of our equipment, revenues fell at a single-digit rate in 2010. The decline in our Product-Attached Services business was concentrated in the EMEA region and reflected our customers’ desire to cut spending on maintenance.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2010

COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

Revenues in the Networks Applications business increased in 2010 compared to 2009. Single-digit revenue growth in the Americas and EMEA was largely offset by a decline in the Asia Pacific region. The strongest parts of our Network Applications business in 2010 were Advanced Applications and Application Services. Those gains were largely offset by declines in spending for some of our legacy applications, including messaging and payment. Revenues in our Motive business were flat.

Segment operating income in our S3 business was €30 million or 0.6% of revenue in 2010, compared with a segment operating income of €162 million in 2009. The decrease in segment operating income was primarily generated by the services business, which was negatively impacted by product and customer mix.

ENTERPRISE SEGMENT

Revenues in our Enterprise Applications business increased 4.0% in 2010, to €1,185 million from €1,139 million in 2009. The data networking segment of the business was particularly strong and included initial revenues from our new 10 Gigabit Ethernet switch launched in the second half of the year. Genesys, our contact center software business, also increased, but the voice telephony business remained slow. Overall, the growth in our Enterprise Applications business was concentrated in the Asia Pacific region. If there had been constant exchange rates for 2010 as compared to 2009, we believe our Enterprise segment revenues would have increased less than the 4.0% increase actually reported. However, we were unable to determine what the decline would have been at constant exchange rates in 2009 due to the restatement of the segment financial information to reflect our 2011 business organization.

Enterprise segment operating income was €83 million or 7.0% of revenue in 2010, compared with €36 million or 3.2% of income in 2009. The increase was mainly to a favorable shift in product mix and expense reduction.

6.6     LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Cash flow for the years ended December 31, 2011 and 2010

As our Genesys business was accounted for in discontinued operations in 2011, the 2010 cash flow figures included in the discussion below are presented on the same basis, in order to facilitate comparison with the current period.

Cash flow overview

Cash and cash equivalents decreased by €1,497 million in 2011 to €3,534 million at December 31, 2011. This decrease was due to cash used by investing activities of €782 million (mainly, cash expenditure for acquisition of marketable securities of €270 million and capital expenditures of €558 million, somewhat offset by the proceeds from disposal of tangible and intangible assets), to cash used by financing activities of €939 million (mainly cash used for repurchase and repayment of long-term debt for €874 million and €83 million of dividends paid mainly to minority interests in Alcatel Shanghai Bell). On the other hand, in 2011 exchange rate changes had a positive net effect of €207 million, and the operating activities had a slight positive effect of €19 million.

Net cash provided (used) by operating activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €503 million compared to €147 million for 2010. This increase was primarily due to improved income from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments, which was €251 million in 2011 compared to a loss of €70 million in 2010.

Net cash provided by operating activities was €19 million in 2011 compared to €190 million used in 2010. This amount reflects the positive impact of the net cash provided in 2011 by operating activities before changes in working capital, interest and taxes, as explained in the preceding paragraph, but it also reflects the negative cash impact of the net cash used in 2011 by operating working capital, vendor financing and other current assets and liabilities, which amounted to €176 million, compared to €26 million provided in 2010. The change from €26 million of cash provided to €176 million of cash used between the two periods related to the increase in cash used by working capital, representing an amount of cash used of €200 million in 2011 compared to an amount of cash used of €62 million in 2010. Inventories contributed positively for €556 million, driven by the decrease in the manufacturing cycle time and the outsourcing of some of our manufacturing activities in 2011. Receivables also contributed positively for €229 million mainly due to increased sale of receivables without recourse representing a €176 million positive impact. Both positive impacts were more than offset by a negative impact of €278 million from customers’ deposit and advances (due to a reduction in early payments by our main customers and fewer new contracts coming into force in our submarine activity) and a negative impact of €634 million on payables (mainly due to the decrease in inventories resulting from the improvement of the manufacturing cycle time and the outsourcing of our manufacturing activities in 2011 mentioned above). Net interest and taxes paid represented net cash used of €308 million in 2011 compared to €363 million in 2010. This reflects lower taxes paid in 2011 compared to 2010. Net interest paid was stable despite the decrease of our net cash position during 2011, due to the decrease of the weighted average interest rate of our gross financial debt.

Net cash provided (used) by investing activities. Net cash used by investing activities was €782 million in 2011

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

compared to €922 million of cash provided in 2010. This decrease of €1,704 million was mainly due to the fact that in 2010 the disposal of marketable securities provided cash of €1,392 million compared to net cash used for the acquisition of marketable securities in 2011 of €270 million, and to the positive impact in 2010 of the disposal of both our vacuum pump activity for €93 million, and of 2Wire shares for €75 million. This higher use of cash was partially offset by a lower level of capital expenditures, which were €558 million in 2011 compared to €673 million in 2010.

Net cash provided (used) by financing activities. Net cash used by financing activities amounted to €939 million in 2011 compared to net cash provided of €470 million in 2010. The primary factors that explain this change were the increase in the amount of repayment of short-term and long-term debt with €874 million repaid in 2011 (of which €818 million related to the redemption of the Oceane 2011) compared to €384 million in 2010 (of which €327 million related to the redemption of the 2.875 % Series A Lucent convertible bond with an optional redemption date in June 2010) and the issuance in 2010 of €816 million of new long-term and short-term debt (of which €487 million of net proceeds from the issuance of Senior Notes 8.50% due January 2016 and €195 million of net proceeds from the issuance of floating rate notes due 2011/2012, extendable to 2016), whereas no new long-term debt was issued in 2011.

Disposed of or discontinued operations. No cash was provided in 2011 and 2010 from disposed of or discontinued operations as the cash generated by the operating activities of Genesys (respectively €94 million in 2011 and €64 million in 2010) was offset by the cash used by investing activities (mainly capital expenditures and dividends) and financing activities (mainly through the use of the group cash pooling scheme) of disposed or discontinued operations.

CAPITAL RESOURCES

Resources and cash flow outlook. Our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and banking facilities, including the revolving credit facility of €1.4 billion maturing in April 2012 (with an extension until April 5, 2013 for an amount of €837 million) and on which we have not drawn (see “Syndicated facility” below). Our ability to draw upon these resources at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, our ability to meet the financial covenant for our revolving facility and debt and equity market conditions generally. Given current conditions, we cannot rely on our ability to access the debt and equity markets at any given time. In addition, given our current short-term ratings and the lack of liquidity of the French commercial paper /”billets de trésorerie” market, we have decided not to participate in this market for the time being.

Our short-term cash requirements are primarily related to funding our operations, including our restructuring programs, capital expenditures and short-term debt repayments. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €4,473 million as of December 31, 2011, are sufficient to fund our cash requirements for the next 12 months. Approximately €1,208 million of our cash, cash equivalents and marketable securities are held in countries, primarily China, which are subject to exchange control restrictions. These restrictions can limit the use of such funds by our subsidiaries outside of their local jurisdictions. Repatriation efforts are continuing to reduce that amount. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

During 2012, the projected amount of cash outlays pursuant to our previously-announced restructuring programs and potential additional restructuring actions may be substantially higher than that in 2011, which amounted to approximately €344 million. The degree by which the 2012 restructuring cash outlays exceed those of 2011 will depend on our ability to re-deploy our resources within our Group in the framework of the operating model we adopted in 2010. For 2012 we expect a somewhat higher level of capital expenditures compared to those in 2011, which amounted to €558 million including capitalization of development expenditures.

In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. We used the net proceeds of this issuance to partially refinance our convertible/exchangeable bonds (OCEANE) 4.75% due on 1 January 2011. The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect. The Senior Notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the Senior Notes at a redemption price equal to 101% of their principal amount plus any accrued and unpaid interest.

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

At March 14, 2012, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	B2	Not Prime	Negative	November 10, 2011	November 10, 2011
Standard & Poor’s	B	B	B	Stable	November 9, 2009	April 12, 2011

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

At March 14, 2012, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3 (1)	n.a	Negative	January 20, 2012	January 20, 2012
Standard & Poor’s	B (2)	n.a	Stable	November 9, 2009	April 12, 2011

(1)	Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.
(2)	Except for the Lucent Technologies Capital Trust I trust preferred securities that are rated CCC.

Moody’s: On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family Rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. which are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust Inc. that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

On November 10, 2011, Moody’s affirmed the Corporate Family Rating of Alcatel-Lucent at B1 and changed the outlook from Stable to Negative. Concurrently, Moody’s downgraded the ratings of the senior debt of Alcatel-Lucent and Alcatel-Lucent USA Inc. to B2 from B1. The ratings for the trust preferred securities of Lucent Technologies Capital Trust I were affirmed at B3.

On May 18, 2011, Moody’s changed the outlook of its Corporate Family Rating of Alcatel-Lucent as well as of its ratings of Alcatel Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Negative to Stable. The B1 Long Term rating was affirmed.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

Moody’s Corporate Family rating on Alcatel-Lucent USA Inc.’s debt was withdrawn on February 18, 2009, except the Lucent Technologies Capital Trust I’s trust preferred notes and bonds continued to be rated.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor’s: On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA, Inc. from Negative to Stable. The B ratings were affirmed.

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

At December 31, 2011, our total financial debt, gross amounted to €4,619 million compared to €5,378 million at December 31, 2010.

Short-term Debt. At December 31, 2011, we had €329 million of short-term financial debt outstanding, which included €100 million of floating rate bonds issued in July and October 2010 due 2012 but extendable annually until 2016 or up to 2016 (€50 million of which were repaid in February 2012) and €101 million of accrued interest payable, with the remainder representing bank loans and lines of credit and other financial debt.

Long-term Debt. At December 31, 2011 we had €4,290 million of long-term financial debt outstanding. U.S.$76 million of Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds due June 2025 included in such debt were repurchased in February 2012 (corresponding to €59 million of debt, and to a nominal value of U.S.$116 million or €90 million).

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at December 31, 2011

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

(with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013. As the entire facility remains undrawn, there will be no immediate impact on our financial situation if the portion of the facility that expires in April 2012 is not extended or renewed.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at February 8, 2012, the date of approval by Alcatel-Lucent’s Board of Directors of the Group’s 2011 financial statements.

6.7    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations that extend beyond 2012. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2011 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated statement of financial position included in this annual report.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2012	2013-2014	2015-2016	2017 and after	Total
Financial debt (excluding finance leases)	315	1,040	1,415	1,831	4,601
Finance lease obligations (1)	14	3	1	-	18
Equity component of convertible bonds	-	259	164	76	499
Sub-total - included in statement of financial position	329	1,302	1,580	1,907	5,118
Finance costs on financial debt (2)	293	526	335	1,007	2,161
Operating leases	223	316	202	195	936
Commitments to purchase fixed assets	35	-	-	-	35
Unconditional purchase obligations (3)	575	542	285	370	1,772
Sub total - commitments not included in statement of financial position	1,126	1,384	822	1,572	4,904
Total contractual obligations (4)	1,455	2,686	2,402	3,479	10,022

(1)	Of which €13 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.
(2)	To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 25 to our consolidated financial statements included elsewhere in this annual report. If all outstanding debentures at December 31, 2011 were not redeemed at their respective put dates, an additional finance cost of approximately €252 million (of which €73 million would be incurred in 2013-2016 and the remaining part in 2017 or later) would be incurred until redemption at their respective contractual maturities.
(3)	Of which €1,416 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.
(4)	Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table (refer to Note 26 to our consolidated financial statements included elsewhere in this annual report).

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

OFF-BALANCE SHEET COMMITMENTS

On December 31, 2011, our off-balance sheet commitments and contingencies amounted to €2,056 million, consisting primarily of €1,210 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally, we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as delays in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €2,056 million is approximately €336 million in customer financing commitment provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)	2011	2010	2009
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,210	1,107	1,096
Discounted notes receivable with recourse (1)	1	2	2
Other contingent commitments (2)(3)	834	1,044	675
Sub-total - contingent commitments	2,045	2,153	1,773
Secured borrowings (4)	11	15	22
Cash pooling guarantee (5)	-	540	296
Total (6)	2,056	2,708	2,091

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in note 19 to our consolidated financial statements.
(2)	The increase between 2009 and 2010 is mainly explained by guarantees given on funding requirements of U.K. pension plans (€94 million) and guarantees given to French custom and tax authorities in the context of the creation of ALU International (€218 million). In 2011 an amount of €244 million in guarantees given to French custom and tax authorities was released.
(3)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.
(4)	Excluding the subordinated guaranties described below on certain bonds.
(5)	The cash pooling guarantee was granted to the banks operating the Group’s cash pooling until December 31, 2011. This guarantee covered the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.
(6)	Obligations related to pensions, post-retirement health and welfare benefits and postemployment benefit obligations are excluded from the table. Refer to Note 26 to our consolidated financial statements for a summary of our expected contribution to these plans.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2011 consolidated financial statements included elsewhere in this document. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was €1 million as of December 31, 2011 (€1 million as of December 31, 2010).

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Outsourcing transactions

Outsourcing transaction with Hewlett Packard

During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”), which it implemented in 2010 (Alcatel-Lucent also signed and implemented other outsourcing transactions in 2009 and 2010 with other service providers concerning payroll and certain R&D and business process activities).

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP is investing its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are being recognized as incurred, starting in 2010. €22 million of these restructuring costs were incurred during 2011 (€28 million in 2010).

As part of the transfer of resources, in 2010 Alcatel-Lucent sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above representing a total amount of €13 million of finance lease obligations as of December 31, 2011 (€34 million as of December 31, 2010).

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately €451 million of HP goods and services. Of this amount, €249 million represents Alcatel-Lucent’s commitment to effect annual purchases over the four-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to approximately €62 million, which is the annual amount spent by Alcatel-Lucent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represents Alcatel-Lucent’s commitment to effect incremental purchases over the same four-year period of HP goods and services to be used in the context of customer networks. As of December 31, 2011, the remaining total commitment was €276 million. The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the contractual payment obligations table, presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

—

a minimum value commitment regarding the amount of IT Managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above and with a remaining commitment of €976 million as of December 31, 2011 (€1,206 million as of December 31, 2010)); and

—

a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €164 million as of December 31, 2011 (€227 million as of December 31, 2010)).

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2011.

Other Commitments — Contract Manufacturers /Electronic Manufacturing Services (EMS) providers

Alcatel-Lucent outsources a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMS’s manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs, and standards established by Alcatel-Lucent. EMSs are required to procure components and sub-assemblies that are used to manufacture products based on Alcatel-Lucent’s demand forecasts from suppliers in Alcatel-Lucent’s approved supplier lists.

Generally, Alcatel-Lucent does not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to Alcatel-Lucent upon delivery. Alcatel-Lucent’s records the inventory purchases upon transfer of title from the EMS to Alcatel-Lucent. Alcatel-Lucent establishes provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on Alcatel-Lucent’s behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into Alcatel-Lucent products.

Alcatel-Lucent generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations table, presented above under the heading “Contractual Obligations”, does not include any commitments related to EMS providers.

Letter of Indemnity in favour of Louis Dreyfus Armateurs.

During the first half of 2011 we provided a letter of Indemnity (“LOI”) in favour of Louis Dreyfus Armateurs (“LDA”), our co-venturer in the jointly-controlled entity Alda Marine agreeing to indemnify them in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, Japan, in connection with the repairs conducted by us during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

As the level of radiation measured during the repairs were always below critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2011.

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. For example, in the fourth quarter of 2009, Alcatel-Lucent USA Inc. recorded an additional provision of U.S.$22 million for an indemnity claim asserted by NCR Corporation against AT&T Corp. and Alcatel-Lucent relating to NCR Corporation’s liabilities for the environmental clean up of the Fox River in Wisconsin, USA. In 2010, a reversal of €4 million was accounted for based upon NCR Corporation’s reduction of the amount of the claim it has asserted against AT&T Corp. and Alcatel-Lucent. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$59 million of lease obligations as of December 31, 2011 (U.S.$72 million of lease obligations as of December 31, 2010, that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on each of December 31, 2011 and December 31, 2010). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer financing. Based on standard industry practice, from time to time, we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

As of December 31, 2011, net of reserves, we had an exposure of approximately €234 million under drawn customer-financing arrangements, representing approximately €224 million of deferred payments and loans, and €10 million of guarantees. In addition, as of December 31, 2011, we had further commitments to provide customer financing for approximately €62 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

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

CAPITAL EXPENDITURES

For 2012 we expect a somewhat higher level of capital expenditures compared to those of 2011, which amounted to €558 million including capitalization of development expenses. We believe that our current cash, cash equivalents and marketable securities and funding arrangements, provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on that funding arrangement to meet our cash needs.

6.8     OUTLOOK FOR 2012

Although visibility remains limited, our aim for 2012 is to achieve an operating margin before restructuring costs, gain/loss on disposal of consolidated entities, litigations and postretirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) higher than the level reached in 2011, and reach a strong positive net cash position at the end of 2012.

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

Derivative financial instruments held by us at December 31, 2011 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The largest position part of our issued debt is in euro and U.S. dollar. We use interest rate derivatives to convert a part of the fixed rate debt into floating rate in order to cover the interest rate risk.

COUNTERPARTY RISK

For our marketable securities, cash, cash equivalents and financial derivative instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored daily, with strict limits based on the counterparties’ rating. All of our counterparties were classified in the investment grade category as of December 31, 2011.

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

Future transactions mainly relate to firm commercial contracts and forecasted transactions. Firm commercial contracts and forecasted transactions are hedged by forward foreign exchange transactions. The duration of future transactions that are not firmly committed does not usually exceed 18 months.

INTEREST RATE RISK ON FINANCIAL DEBT, NET

In the event of an interest rate decrease, the fair value of our fixed-rate debt would increase and it would be more costly for us to repurchase it (not taking into account that an increased credit spread reduces the value of the debt).

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.9 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2011 and 2010, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

	December 31, 2011				December 31, 2010
(In millions of euros)	Booked value	Fair value	Fair value variation if rates fall by 1% (3)	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1% (3)	Fair value variation if rates rise by 1%
Assets
Marketable securities	939	939	6	(6)	649	649	4	(4)
Cash and cash equivalents (1)	3,534	3,534	-	-	5,040	5,040	-	-
Liabilities (2)
Convertible bonds	(2,015)	(1,812)	(39)	37	(2,739)	(3,151)	(114)	106
Non convertible bonds	(2,236)	(1,874)	(104)	94	(2,286)	(2,131)	(126)	114
Other financial debt	(368)	(368)	-	-	(353)	(353)	-	-
Interest rate derivatives	36	36	12	(12)	42	42	16	(16)
Loan to co-venturer - financial asset	18	18	-	-	24	24	-	-
Debt/cash position before FX derivatives	(92)	473	(125)	113	377	120	(220)	200
Derivative FX instruments on financial debt - other current and non-current assets	57	57	-	-	-	-	-	-
Derivative FX instruments on financial debt - other current and non-current liabilities	(5)	(5)	-	-	(15)	(15)	-	-
Debt/cash position	(40)	525	(125)	113	362	105	(220)	200

(1)	For cash and cash equivalents, the booked value is considered as a good estimation of the fair value.
(2)	Over 95% of our bonds have been issued with fixed rates. At year-end 2011 the fair value of our long-term debt was lower than its booked value due to a large increase of our credit spread. At year-end 2010, the fair value of our long-term debt was higher than its booked value due to low interest rates.
(3)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2011.

FAIR VALUE HEDGE AND CASH FLOW HEDGE

The ineffective portion of changes in fair value hedges and cash flow hedges was a loss of €1 million at December 31, 2011 compared to a profit of €2 million at December 31, 2010 and a profit of €2 million at December 31, 2009. We did not have any amount excluded from the measure of effectiveness.

NET INVESTMENT HEDGE

We have stopped using investment hedges in foreign subsidiaries. At December 31, 2011, 2010 and 2009, there were no derivatives that qualified as investment hedges.

EQUITY RISKS

We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

We may also use derivative instruments on our shares held in treasury. Such transactions are authorized as part of the stock repurchase program approved at our shareholders’ general meeting held on May 27, 2011.

We do not have any derivative instruments in place on investments in listed companies or on our shares held in treasury.

Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 29 to our consolidated financial statements included elsewhere herein.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

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

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$ 52 million (in the case of the Attorney General’s Office) and U.S.$20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S.$71.6 million. The trial of the criminal case, including the related civil claims, started on April 14, 2010.

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE’s claims are not included in the settlement with the Attorney General. ICE took them to trial with the criminal claims. On April 5, 2011, the trial was closed by the Tribunal. The Tribunal rendered its verdict on April 27, 2011, and declined on procedural grounds to rule on ICE’s related civil claims against Alcatel-Lucent, which were dismissed. The criminal court issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of €2 million was fully reversed during the second quarter 2011.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of U.S.$59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors which resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S.$59.8 million and call the performance bond. CIT was notified of the termination by ICE of this portion of the 400 KL GSM Contract on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S.$78.1 million in the aggregate, of which ICE has collected U.S.$5.9 million.

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S.$44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT will collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The case is expected to be set for trial in July 2012 and to continue for approximately six months.

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

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent generated US$ 4.5 million in revenue from Costa Rican contracts in 2011 and expects to generate approximately US$ 5.6 million of revenues in 2012. Based on

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

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

Alcatel-Lucent engaged in settlement discussions with the DOJ and the SEC with regard to the FCPA investigations. These discussions resulted in filed settlement agreements with the DOJ and the SEC. Final judgment has been entered in the SEC case, according to which, Alcatel-Lucent neither admits nor denies the allegations in the SEC’s complaint, and is permanently restrained and enjoined from future violations of U.S. securities laws.

The settlement agreement with the DOJ was accepted by the court on June 1, 2011. Under the DOJ agreement, Alcatel-Lucent entered into a three-year deferred prosecution agreement (DPA) for violations of the internal controls and books and records provisions of the FCPA in connection with conduct in Costa Rica, Honduras, Malaysia, Taiwan, Kenya, Nigeria, Bangladesh, Ecuador, Nicaragua, Angola, Ivory Coast, Burkina Faso, Uganda, and Mali. If Alcatel-Lucent fully complies with the terms of the DPA, the DOJ will dismiss the charges upon conclusion of the three-year term. Alcatel-Lucent paid an amount of US$ 25 million as the first installments of the criminal fine of U.S.$ 92 million – fully reserved the amounts still owed and payable over the course of three years. Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica each pled guilty to conspiracy to violate the FCPA’s anti-bribery, books and records and internal accounting controls provisions. Pursuant to the agreements with both the DOJ and SEC, Alcatel-Lucent has engaged for the next three years a French anticorruption compliance monitor to evaluate the effectiveness of Alcatel-Lucent’s internal controls, record-keeping and financial reporting policies and procedures. In February 2011, Alcatel-Lucent paid the full US$45.4 million in civil fines and disgorgement to the SEC.

ICE attempted to intervene in the criminal settlement as an alleged victim of Alcatel-Lucent’s conduct, and filed a claim for restitution. On June 1, 2011, the court denied ICE’s claim for restitution and held that ICE was not a victim. ICE subsequently filed a petition for mandamus seeking reversal of the district court’s order, but the petition was denied. ICE has indicated it may seek review of that decision by the U.S. Supreme Court. ICE also filed a direct appeal of the district court’s decision.

On April 30, 2010, ICE filed a civil RICO claim in state court in Miami, Florida (USA). ICE claimed that several different Alcatel-Lucent entities, along with a former employee, were engaged in a worldwide scheme of bribery and corruption, during which they made payments to senior officials of the Costa Rican government and ICE. ICE claimed it was damaged by this conduct and sought treble damages, disgorgement, and other damages and relief. On January 18, 2011, the court granted the Alcatel-Lucent defendants’ motion to dismiss on forum non conveniens grounds, and directed ICE to file its claim in Costa Rica. ICE appealed that decision. On December 21, 2011, Florida’s Court of Appeal summarily affirmed the trial court’s decision to dismiss ICE’s case.

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

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (“ASN”), and certain former or current employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those former employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter. In March 2011, several current or former public officials of French Polynesia and a former consultant of ASN were charged with either favoritism or aiding and abetting favoritism.

Alcatel-Lucent is unable to predict the outcome of these investigations and their potential effect on Alcatel-Lucent’s business. In particular, if ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated approximately €17 million of revenues from French public procurement contracts in 2011 and expects to generate

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

approximately €3.6 million of revenues in 2012. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

d/ Malaysia

Malaysian authorities conducted an investigation following disclosure of events in Malaysia that occurred between 2004 and 2006 involving certain conduct by former employees of an Alcatel-Lucent subsidiary in Malaysia that were described in the public court filings by the DOJ and SEC referred to above. The investigation was focused on payments totaling approximately U.S.$15,000 made to employees of a government controlled customer in exchange for non-public information. The authorities decided not to press charges against the Alcatel-Lucent subsidiary. However, as a result of the conduct in 2004 through 2006 described in said public court filings, two customers in Malaysia have suspended Alcatel-Lucent from obtaining new business for a period of 12 months commencing in January 2011 and February 2011 respectively.

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

On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent. On April 23, 2010, Alcatel-Lucent filed its Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. Starting July 14, 2011, a trial was held in the U.S. District Court in San Diego to determine the amount of compensation owed to Alcatel-Lucent by Microsoft for its infringement of the Day patent, and on July 29, 2011, the jury returned a verdict finding that Microsoft owes Alcatel-Lucent US$70 million in damages before interest.

On November 10, 2011, the Court entered Judgment as a Matter of Law lowering the jury award to Alcatel-Lucent for Microsoft’s infringement of the Day Patent from US$ 70 million to US$ 26.3 million. On November 16, 2011, Alcatel-Lucent filed its Notice of Appeal with the Federal Circuit. On December 29, 2011, Alcatel-Lucent USA and Microsoft agreed to a settlement and dismissal of the Day Patent litigation. This matter is now settled.

Effect of the Various Proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in Note 35 to our consolidated financial statements included elsewhere in this annual report.

Except for these governmental investigations and legal proceedings and their possible consequences as set forth above, the Company is not aware, as of the date this document is being published, of any legal proceeding or governmental investigation (including any suspended or threatened proceeding) against Alcatel-Lucent and/or its subsidiaries that could have a material impact on the financial situation or profitability of the Group.

No significant new litigation has been commenced since December 31, 2010.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.11 RESEARCH AND DEVELOPMENT - EXPENDITURES

6.11    RESEARCH AND DEVELOPMENT - EXPENDITURES

EXPENDITURES

In 2011, in absolute value, 15.2% of revenues were spent in innovation and in supporting our various product lines. These expenditures amounted to €2.4 billion before capitalization of development expenses and capital gain (loss) on disposal of fixed assets, and excluding the impact of the purchase price allocation entries of the business combination with Lucent, a decrease of 5.4% from €2.5 billion, or 15.6% of revenue in 2010. The decrease in R&D expenses reflects a reduction in spending on legacy technologies in an effort to reduce overall costs, while focusing most of our spending on new product development across our portfolio. A majority of our R&D expenses were used to support our High Leverage Network™ portfolio, which includes, but is not limited to, LTE and lightRadio™ within our wireless division, the FP3 400 Gbps network processor within our IP division, our 100 Gbps WDM coherent portfolio in our optics division and VDSL2 vectoring within our wireline division.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.11 RESEARCH AND DEVELOPMENT - EXPENDITURES

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

During the year ended December 31, 2011, we accounted for an impairment loss of €4 million related to acquired technologies (€6 million during the year ended December 31, 2010).

We accounted for impairment losses for capitalized development costs of €11 million in 2011 and €3 million in 2010.

APPLICATION OF ACCOUNTING POLICIES TO CERTAIN SIGNIFICANT ACQUISITIONS

We did not make any significant acquisitions in 2010 and 2011.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.11 RESEARCH AND DEVELOPMENT - EXPENDITURES

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7    CORPORATE GOVERNANCE

The report of the Chairman of the Board of Directors governed by the provisions of Article L. 225-37 of the French Commercial Code, describes the composition of the Board and how it prepares and organizes its work as well as the internal control and risk management procedures which the Company has implemented. The following topics required to be included in the report are dealt with in Chapter 7 “Corporate Governance” or elsewhere, as indicated:

—

the composition of the Board of Directors, the limitations of the powers of the Chief Executive Officer and the preparation and organization of the work of the Board of Directors and of the Committees, see Section 7.1 “Chairman’s corporate governance report”;

—	the compensation of the Chairman of the Board of Directors and of the Chief Executive Officer (“Executive Directors”(1)), see Section 7.2 “Compensation and long-term incentives”
relating to the compensation policy and commitments concerning retirement for Executive Directors and performance shares and stock option grants to the Executive Directors;

—

the procedures of internal control and risk management, see Section 3 “Report of the Chairman of the Board of Directors – Internal control and risk management” of the “2011 Additional Information” available in our website at www.alcatel-lucent.com;

—

the attendance of shareholders at the shareholders’ meeting and the information required by Article L. 225-100-3 of the French Commercial Code which may have an effect in the event of a takeover bid, see respectively Section 10.2 “Specific provisions of the by-laws and of law” and Section 9.6 “Other information on the share capital.”

7.1    CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.1 PRINCIPLES OF ORGANIZATION OF OUR COMPANY’S MANAGEMENT

Principles of corporate governance

Alcatel Lucent is compliant with the AFEP-MEDEF Code of corporate governance for listed companies (the “AFEP-MEDEF Code”) (see MEDEF website: www.medef.fr). At its meetings on October 29 and December 11, 2008, our Board of Directors confirmed, and then published, its adherence to these principles, which govern, among other things, the operating rules of our Board of Directors and its Committees, as described in the Board of Directors’ Operating Rules

Our corporate governance policy reflects the principles of the AFEP-MEDEF Code to the extent that those principles are in line with the organization, the situation and the means of the Company. Such is not the case on the two following points:

AFEP-MEDEF Code	Alcatel Lucent’s position
Criterion according to which a director is not independent if his total term of office exceeds 12 years.	The competence and experience of a Director, as well as his good knowledge of the Group, are privileged since these assets do not represent a source of conflict of interest. Moreover, this AFEP-MEDEF independence criterion is not included in the requirements of the NYSE (see Section 7.1.2.1 “The Board of Directors”), and is sometimes criticized by scholars.
Criterion according to which the benefit of an additional pension scheme shall be conditioned on the presence of the beneficiary in the company when he claims his rights, and to reasonable requirements of seniority.	The benefit of an additional pension scheme for the Chief Executive Officer is not subject to his presence in the Company. However, the Board of Directors has determined both quantitative and qualitative performance criteria to which the rights of the Chief Executive Officer under the pension plan at the end of his functions are conditioned (see Section 7.2.2.5 “Chief Executive Officer”).

(1)	For purposes of this document Executive Directors refers to the “dirigeants mandataires sociaux”, i.e., our Chairman of the Board of Directors and our Chief Executive Officer.

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

In addition, since our securities are listed on the New York Stock Exchange the (“NYSE”), we make every effort to reconcile the above-mentioned principles with the applicable NYSE rules on corporate governance, as well as with the provisions of the U.S. Sarbanes-Oxley Act, which came into force in 2002. Where relevant, we have specified throughout Chapter 7 the main ways in which our corporate governance practices comply with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers” listed on that exchange.

Separation of functions and powers

Alcatel Lucent operates according to the “monist” system (meaning that it is managed by a Board of Directors). The duties of the Chairman of the Board of Directors and those of the CEO have been separated since 2006. Mr. Philippe Camus has been Chairman since October 1, 2008 and Mr. Ben Verwaayen CEO since September 15, 2008. Their terms of office as Board members were renewed for 3 years at the annual shareholders’ meeting of 2010.

Following the renewal of their terms of office at the 2010 Shareholders’ Meeting our Board confirmed the principle of separation of functions of Chairman and CEO, and reappointed Mr. Philippe Camus as Chairman of the Board of Directors and Mr. Ben Verwaayen as CEO.

Mr. Philippe Camus, as Chairman of the Board of Directors, organizes and manages the tasks of the Board of Directors and reports on the outcome thereof at the annual Shareholders’ Meeting. He oversees the operation of the Company’s corporate bodies and especially those of the Committees of the Board and, more generally, ensures that Alcatel Lucent complies with best corporate governance practices. The Board of Directors granted Mr. Philippe Camus a delegation of authority enabling him to represent the Group at high-level meetings, in particular with government representatives, on a national and international basis. The Chairman’s authority is detailed in Article 7 of the Operating Rules of the Board of Directors (see Section 7.1.3.1 “Operating Rules of the Board of Directors”).

The CEO has wide powers to act in all situations on behalf of our Company, within the limits of the Company’s corporate purpose and subject to any powers that are expressly granted by law to the shareholders and to the Board of Directors. The Operating Rules provide limitations to his powers for certain decisions which are subject to the prior approval of the Board of Directors, by reason of their purpose or the amount involved:

—	the update of the Group’s annual strategic plans, and any significant strategic operation not envisaged by these plans;

—	the Group’s annual budget and annual capital expenditure plan;

—	acquisitions or divestitures in an amount higher than €300 million (enterprise value);

—	capital expenditures in an amount higher than €300 million;

—	offers and commercial contracts of strategic importance in an amount higher than €1 billion;

—

any significant strategic alliances and industrial and financial cooperation agreements with annual projected revenues in excess of €200 million, in particular if they imply a significant shareholding by a third party in the capital of the Company;

—	financial transactions having a significant impact on the accounts of the Group, in particular the issuance of debt securities in amounts greater than €400 million;

—	amendments to the National Security Agreement (“NSA”) between Alcatel, Lucent Technologies, Inc. and certain United States Government parties.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.2 MANAGEMENT BODIES OF THE COMPANY

7.1.2.1 The Board of Directors

Alcatel Lucent has a compact Board of Directors, consisting of eleven Directors appointed for a maximum of three years, nine of which are independent. Our Board of Directors also includes two Board observers (in French, “Censeurs”).

Philippe Camus

Chairman of the Board of Directors

Ben Verwaayen

CEO and Director

Daniel Bernard

Independent Director

Chairman of Provestis

W. Frank Blount

Independent Director

Chairman and Chief Executive Officer of JI Ventures Inc.

Carla Cico

Independent Director

Stuart E. Eizenstat

Independent Director

Chair International Trade & Finance of Covington & Burling

Louis R. Hughes

Independent Director

Chairman of InZero Systems

Lady Sylvia Jay

Independent Director

Chairman of L’Oréal UK Ltd

Jean C. Monty

Independent Director

Olivier Piou

Independent Director

Chief Executive Officer of Gemalto

Jean-Cyril Spinetta

Independent Director

Chairman and Chief Executive Officer of Air France-KLM

Jean-Pierre Desbois

Board observer

President of the Supervisory Board of FCP “Actionnariat Alcatel-Lucent”

Bertrand Lapraye

Board observer

Member of the Supervisory Board of FCP “Actionnariat Alcatel-Lucent”

Yohann Bénard

Secretary General

Nathalie Trolez Mazurier

Deputy Secretary to the Board of Directors

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

As of March 14, 2012, our Board of Directors consists of 11 Directors, two of whom are women, representing six different nationalities, and the average age of its members is 63. The term of office is three years and, in compliance with the AFEP-MEDEF Code, the renewal of the terms of office of the Directors is staggered. In view of the proposed renewals of the term of office of certain Directors at our next annual

Shareholders’ Meeting, one third of the members of the Board of Directors will be renewed each year starting in 2013 (See Section 7.1.4.2 “Corporate Governance and Nominating Committee”).

The Board of Directors consists of 11 Directors, 2 of whom are women, representing 6 different nationalities

Renewal of the Directors’ terms of office

			Independant director		Duration of the term of office
Name	Office	Age		Nationality	2009	2010	2011	2012	2013	2014
Philippe Camus	Chairman Director	63	No	French
Ben Verwaayen	CEO Director	60	No	Dutch
Daniel Bernard	Director	66	Yes	French
W. Frank Blount	Director	73	Yes	American
Carla Cico	Director	51	Yes	Italian
Stuart E. Eizenstat	Director	69	Yes	American
Louis R. Hughes	Director	63	Yes	American
Lady Sylvia Jay	Director	65	Yes	British
Jean C. Monty	Director	64	Yes	Canadian
Olivier Piou	Director	53	Yes	French
Jean-Cyril Spinetta	Director	68	Yes	French

The Board of Directors includes two Board observers (“censeurs”), who participate in the Board meetings on a consultative basis. The two Board observers are employees of Alcatel Lucent or of an affiliate and members of an Alcatel Lucent mutual fund (in French, “fonds commun de placement”) (see Section 7.1.3.1 “Operating Rules of the Board of Directors”). Their term of office is three years, with a staggered renewal.

This system was put in place in 2006, at the time of the Alcatel and Lucent business combination. The Directors in the Alcatel Board representing the employees were replaced by Board observers, elected in identical conditions, which was more adapted to the Group’s new international structure.

Selection criteria and independence of the Directors

The appointment of new Directors must comply with the selection rules applied by our Corporate Governance and Nominating Committee. The Board of Directors began a process to bring itself into compliance with the provisions of French law concerning the balanced representation of men and women at boards of directors, which requires that by the first Annual Shareholders’ Meeting held in 2014, 20% of the members of a board of directors be women.

The Directors benefit from skills with regard to the Group’s high-technology business and financial expertise, and are indisputably independent from the company’s management

In broad terms, the Board of Directors aims to combine a range of diverse skills capable of bringing to it expertise in the Group’s high-technology businesses, and sufficient financial expertise to enable the Board of Directors to make informed and independent decisions about the financial statements and compliance with accounting standards. Special attention is also paid to the quality and the complementary nature of the careers of the Directors, both in terms of location and of the duties performed and their business sector.

The Board of Directors must also demonstrate that it is independent from our Company’s management as per the criteria referred to below. The independence criteria chosen by the Board of Directors are based on the AFEP-MEDEF Code:

“A director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment.”

Nine of the eleven Directors are independent

The independence criteria selected are based on both the AFEP-MEDEF Code and the requirements of the NYSE. They comply with all of the criteria listed in the AFEP-MEDEF Code, with the exception of the criterion that provides that a director’s total term of office should not exceed 12 years. The Board of Directors believes it should favor the Directors’ competence and experience, as well as their good knowledge of the Group, since these assets do not represent a potential conflict of interest. Moreover, this criterion is criticized sometimes by scholars and is not included in the requirements of the NYSE.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Our Company also complies with the rules of the NYSE and the provisions of the Sarbanes-Oxley Act on this issue. These rules stipulate that a majority of the members of the Board of Directors of a U.S. listed company must be independent and that the Board of Directors must determine whether the independence criteria are met.

At its meeting of February 8, 2012, our Board of Directors re-examined the situation of each Director with respect to the independence criteria of the AFEP-MEDEF Code and the NYSE rules. Based on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors determined that (i) Mr. Philippe Camus and Mr. Ben Verwaayen could not be considered to be independent since one of the independence criteria stipulated by the AFEP-MEDEF Code is that a Director “must not be […] an executive director” (“dirigeant mandataire social” in French, i.e., the Chairman and the CEO) of the Company, and that (ii) Lady Sylvia Jay, Ms. Carla Cico, Mr. Daniel Bernard, Mr. W. Frank Blount, Mr. Stuart E. Eizenstat, Mr. Louis R. Hughes, Mr. Jean C. Monty, Mr. Olivier Piou and Mr. Jean-Cyril Spinetta, that is, nine of the 11 Directors, are independent.

Therefore, over half of the members of our Board of Directors are independent Directors. In addition, in compliance with legal requirements and Article 5 of the Board’s Operating Rules, the Board of Directors has at least one independent Director—namely Mr. Jean C. Monty—with recognized financial and accounting expertise.

Ethics

Each Director (and Board observer) undertakes to comply with the rules of conduct set out in the Directors’ Charter, in particular concerning the compliance with any applicable securities laws, as well as with the rules of our “Alcatel Lucent Insider Trading Policy,” designed to prevent insider trading. This policy sets limited periods during which transactions involving our Company’s shares are not authorized, the minimum number of shares that each Director must hold, and an obligation to notify the Autorité des Marchés Financiers (the French securities regulator) of any personal transactions involving Alcatel Lucent shares.

Absence of conflicts of interest

To the knowledge of our Board of Directors:

—

None of our Directors have any potential conflicts of interest. In accordance with the Directors’ Charter, a Director must notify the Board of Directors of any actual or potential conflict of interest.

—	There is no family relationship between the members of our Board of Directors and our Company’s senior management.

—

There is no arrangement or agreement with a shareholder, client, supplier, or any third party pursuant to which a member of our Board of Directors or of our Management Committee was appointed in such capacity or as CEO of our Company.

—	No Director of our Company has been convicted of fraud during the last five years.

—

No Director of our Company has been charged and/or received an official public sanction pronounced by a statutory or regulatory authority; or has been banned by a court from holding office as a member of an administrative, management or supervisory body of an issuer, or from being involved in the management or conduct of the business of an issuer in the last five years.

—

No Director of our Company has been a Director or Executive Director of a company involved in a bankruptcy, court escrow or liquidation in the past five years, with the exception of Mr. Louis P. Hughes, in his capacity as non-executive chairman of the American company Outperformance Inc., which was wound up voluntarily (“Chapter 7” of the U.S. Bankruptcy Code) in November 2008, and Mr. Jean C. Monty, in his capacity as director of the Canadian company Teleglobe Inc., which was liquidated in 2002 (The liquidation of Teleglobe resulted in some legal proceedings that are still in progress).

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Directors’ fees

The Chairman of the Board of Directors and the CEO do not receive any directors’ fees. The Directors receive directors’ fees consisting of (i) a fixed portion, for performing their duties on the Board of Directors and, where relevant, on one of the Boards’ Committees, and (ii) a variable portion, for their attendance at the various meetings, in compliance with the AFEP-MEDEF Code. Additional directors’ fees are equally allocated among the Directors, subject to the investment in Alcatel Lucent shares of the amount granted as additional fees after taxes, and to the holding of the acquired shares for the duration of the term of office as Director.

Directors’ fees are paid each semester. The additional portion subject to the condition concerning the investment in shares and the holding of such shares is paid at the time of the second payment of the Directors’ fees.

The overall amount of directors’ fees paid to Directors for fiscal year 2011 was €990,000.

Fixed portion	€395,000
Chairman of the Audit & Finance Committee	€25,000
Chairman of the Compensation Committee, the Corporate Governance and Nominating Committee and the Technology Committee	€15,000
Each Committee member who is a Director	€10,000
Divided equally among the Directors	remainder
Variable portion depending on attendance at meetings	€395,000
Additional portion	€200,000
TOTAL	€990,000

The total fees paid to the two Board observers were €100,000.

In application of the rules provided above, the Directors’ fees and other compensation received by each Director and by each Board observer during fiscal year 2011 were as follows:

	2010	2011
Directors	Total gross amount in euros	Total gross amount in euros	Amount received as member of a Committee	Amount received as Chairman of a Committee
Mr. Bernard	127,231	125,051	15,000	15,000
Mr. Blount	122,231	125,051	30,000
Ms. Cico	56,525	90,595	10,000
Mr. Eizenstat	104,435	111,477	20,000
Mr. Hughes	94,337	95,595		15,000
Lady Jay	106,935	114,563	20,000
Mr. Monty	106,837	106,083		25,000
Mr. Piou	106,935	111,477	20,000
Mr. Spinetta	119,534	110,108	15,000	15,000
Total	945,000	990,000	130,000	70,000
Observers
Mr. Desbois	50,000	50,000
Mr. Lapraye(*)	25,000	50,000
Mr. Hauptmann(*)	25,000	–

(*)	Mr. Lapraye replaced Mr. Hauptmann as a Board observer at the shareholders’ meeting of June 2010.

The compensation specified in the table above was the only compensation paid to the Directors by Alcatel Lucent and its subsidiaries during fiscal years 2010 and 2011, except for the amounts paid to the Executive Directors described in Section 7.2.2 “Status of the Executive Directors and Officers.” No Director, except the Chairman of the Board of Directors and the CEO, holds any options, performance shares or other securities giving access to the capital of our Company.

In addition, we have no commitments towards the Directors, except for the Chairman of the Board of Directors and the CEO, that constitute compensation, allowances or benefits due or likely to be due as a result of the termination or change of duties.

The Directors also benefit from the Group’s “Directors and Officers” civil liability insurance that covers all the executive officers and members of boards of directors of the Group.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

INFORMATION ON THE CURRENT DIRECTORS AND BOARD OBSERVERS

Philippe CAMUS

Chairman of the Board of Directors

Director not independent

Born on June 28, 1948, French citizen

First appointment: 2008 – Term of the mandate: 2013

Alcatel Lucent shareholding:

400,125 ordinary shares

Current Directorships and professional positions

—

In France: Chairman of the Board of Directors of Alcatel Lucent, co-managing Partner of Lagardère Group, Director of Éditions P. Amaury, Honorary Chairman of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS), Permanent Representative of Lagardère SCA to the Board of Directors of Hachette SA, Permanent Representative of Hachette SA to the Board of Directors of Lagardère Services, Member of the Supervisory Board of Lagardère Active, Vice-Chairman, Deputy Chief Executive Officer of Arjil Commanditée—Arco.

—	Abroad: Chairman and CEO of Lagardère North America, Inc., Senior Managing Director of Evercore Partners Inc., Director of Schlumberger and of Cellfish Media LLC.

Directorships over the last 5 years

—

In France: Director of Accor, La Provence, Nice Matin, Hachette Filipacchi Médias and of Crédit Agricole SA, Permanent Representative of Lagardère Active to the Board of Directors of Lagardère Active BroadCast (Monaco) and Member of the Supervisory Board of Hachette Holding.

Career

—

Philippe Camus graduated from the École normale supérieure and the Institut d’études politiques of Paris. He began his career in the Finance Department of Caisse des Dépôts et Consignations. In 1982, he joined the General Management team of Lagardère Group and in 1993 was appointed CEO and Chairman of the Finance Committee. He controlled the preparatory work that led to the founding of EADS, where he served as President and Chief Executive Officer from 2000 to 2005. He has been co-managing Partner of Lagardère Group since 1998 and Senior Managing Director of Evercore Partners Inc. since 2006. On October 1, 2008, he was appointed Chairman of the Board of Directors of Alcatel Lucent.

—	Expertise: 40 years in banking, finance, insurance and 13 years in the industrial sector.

Business Address:

Alcatel Lucent

3, avenue Octave Gréard–75007 Paris

France

Ben VERWAAYEN

CEO

Director not independent

Born on February 11, 1952, Dutch citizen

First appointment: 2008 – Term of the mandate: 2013

Alcatel Lucent shareholding:

350,000 ordinary shares

Current Directorships and professional positions

—	In France: CEO and Director of Alcatel Lucent.

—	Abroad: Member of the Supervisory Board of Akzo Nobel*

Directorships over the last 5 years

—	Abroad: CEO and Director of BT Group Plc, Non-executive Director of UPS.

Career

—

Ben Verwaayen graduated from the State University of Utrecht, the Netherlands, where he received a Master’s degree in law and international politics. Ben Verwaayen held several positions in business development, HR and public relations, before being appointed General Manager of ITT Nederland BV where he worked from 1975 to 1988. Ben Verwaayen was then President and General Manager of PTT Telecom, a KPN subsidiary in the Netherlands, from 1988 to 1997. International Vice-President, Executive Vice-President and Chief Operating Officer of Lucent Technologies from 1997 to 2002, Ben Verwaayen was also Vice-Chairman of the Management Board. He was CEO of BT from 2002 to June 2008. In 2006, Ben Verwaayen was made an officer of the Order of Orange-Nassau and an Honorary Knight of the British Empire by the Queen and Chevalier de la Légion d’honneur in France. Ben Verwaayen was appointed CEO of Alcatel Lucent on September 1, 2008, with effect on September 15, 2008.

—	Expertise: 36 years in the industry sector.

Business Address:

Alcatel Lucent

3, avenue Octave Gréard–75007 Paris

France

*	Appointment effective as of May 1st, 2012

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Daniel BERNARD

Independent Director

Born on February 18, 1946, French citizen

First appointment: 2006(1) – Term of the mandate: 2014

Alcatel Lucent shareholding:

140,625 ordinary shares via SCI Tilia and 14,622 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent, Chairman of Provestis, Director of Cap Gemini.

—	Abroad: Chairman of the Board of Directors of Kingfisher Plc (UK) and of Majid Al Futtaim Retail (Dubai) and Senior Advisor of Towerbrook Capital Partners.

Directorships over the last 5 years

—	In France: Director of the Compagnie de Saint-Gobain.

—	Abroad: Deputy Chairman of the Board of Directors of Kingfisher Plc (UK).

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

—	Expertise: 42 years in industry, retail and services.

Business Address:

Provestis

14, rue de Marignan–75008 Paris

France

(1)	Originally appointed to the Alcatel Board of Directors in 1997

W. Frank BLOUNT

Independent Director

Born on July 26, 1938, U.S. citizen

First appointment: 2006(1) – Term of the mandate: 2014

Alcatel Lucent shareholding:

14,193 ordinary shares and 3,668 American Depositary Shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent.

—	Abroad: Chairman and CEO of JI Ventures Inc., Director of KBR Inc., Member of the Advisory Board of China Telecom.

Directorships over the last 5 years

—	Abroad: Chairman and CEO of TTS Management Corp., Director of Adtran Inc., of Hanson Plc. UK, of Caterpillar Inc. and of Entergy Corporation USA *.

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

—	Expertise: 51 years in industry and telecommunications.

Business Address:

1040 Stovall Boulevard N.E.

Atlanta, Georgia 30319

USA

*	Term of office expired in 2011.
(1)	Originally appointed to the Alcatel Board of Directors in 1999.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Carla CICO

Independent Director

Born on February 21, 1961, Italian citizen

First appointment: 2010 – Term of the mandate: 2013

Alcatel Lucent shareholding:

14,286 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent.

—	Abroad: Director of EPTA (Italy).

Directorships over the last 5 years

—	Abroad: Chief Executive Officer of Rivoli S.p.A. (Italy)*, Chief Executive Officer of Ambrosetti Consulting (China).

Career

—

Graduate from London Business School (MBA), University of London (MSE) and University of Venice, Italy (Oriental languages), from 1987 to 1992, she led the expansion of Italtel, the Italian telecom equipment provider into China’s market as its Beijing-based Chief Representative and from 1993 to 1994, she was a representative of IRI (Istituto per la Ricostruzione Industriale) in its Beijing office. From 1995 to 1999, she was an international director of business operations for Stet International. She was cited as one of the Most Powerful Women in International Business, Forbes (1994) and Fortune (1995). From 2001 to 2005, she was CEO of Brazil Telecom. In Reuters Institutional Investor Research (2003), she was selected as the Best Chief Executive Officer in the Telecommunications Sector in Latin America. From 2007 to 2009, she was CEO of the Chinese subsidiary of Ambrosetti Consulting based in Beijing. Carla Cico was from 2010 to 2012, the CEO of Rivoli S.p.A, an infrastructure Company with operations both in Italy and abroad.

—	Expertise: 25 years in the industry sector.

Business Address:

Strada Castellana 30/A 37128 VERONA

Italy

*	Term of office expired in 2012

Stuart E. EIZENSTAT

Independent Director

Born on January 15, 1943, U.S. citizen

First appointment: 2008 – Term of the mandate: 2012

Alcatel Lucent shareholding:

14,881 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent.

—	Abroad: Independent Director of United Parcel Service, of Globe Specialty Metals, Trustee of BlackRock Funds, Member of the international Advisory Board of GML Ltd.

Directorships over the last 5 years

—

Abroad: Independent Director of Chicago Climate Exchange, of tradeAttache.com, of Mirant Corporation and of The Atlantic Council of the United States*, Member of the international Advisory Board of the Coca-Cola Company*.

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

—	Expertise: 31 years in law and 15 years in governmental affairs.

Business Address:

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W., Suite 1117C

Washington, DC 20004

USA

*	Term of office expired in 2011.

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Louis R. HUGHES

Independent Director

Born on February 10, 1949, U.S. citizen

First appointment: 2008 – Term of the mandate: 2012

Alcatel Lucent shareholding:

18,844 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent.

—	Abroad: Chairman of InZero Systems (formerly GBS Laboratories) (USA), Independent Director of Akzo Nobel (The Netherlands) and of ABB (Switzerland).

Directorships over the last 5 years

—

Abroad: Chief Executive Officer of GBS Laboratories (USA), Independent Director of British Telecom (UK), Electrolux (Sweden), MTU Aero Engines GmbH (Germany) and Sulzer (Switzerland), Non-executive Chairman of Outperformance (formerly Maxager)(USA), Member of the Advisory Board of Directors of British Telecom Americas (USA).

Career

—

Louis R. Hughes graduated from Harvard Business School (MBA, 1973) and from Kettering University (formerly General Motors Institute), B.S. (Mechanical Engineering, 1971). He is Chairman of InZero Systems (formerly GBS Laboratories LLC). He was also CEO of GBS from 2005-2010. Louis R. Hughes is an Executive Advisor Partner of Wind Point Partners. Moreover, Mr Hughes has been a member of the Boards of Directors of ABB (Switzerland, since 2003) and Akzo Nobel (The Netherlands, since 2007). He served as President and Chief Operating Officer of Lockheed Martin Corp. His prior experiences also include positions of Chief of Staff Afghanistan Reconstruction Group, U.S. Department of State, from 2004 to 2005, Executive Vice President of General Motors Corporation from 1992 to 2000, President of General Motors International Operations from 1994 to 1999, President of General Motors Europe from 1992 to 1994 and Managing Director of Adam Opel AG from 1989 to 1992. He was non-executive Chairman of Maxager (renamed Outperformance in 2008) from 2000 to 2008. He has also served on several Boards, including: Sulzer (Switzerland) from 2001 to 2009, British Telecom (United Kingdom) from 2000 to 2006, Electrolux AB (Sweden) from 1996 to 2008, MTU Aero Engines GmbH (Germany) from 2006 to 2008, Deutsche Bank from 1993 to 2000, Saab Automobile AB from 1992 to 2000 and Adam Opel AG from 1989 to 1992. He was also a member of the BT Americas Advisory Board from 2006 to 2009.

—	Expertise: 38 years in the industry sector and 6 years in computer security sector.

Business Address:

InZero Systems

13755 Sunrise Valley Drive,

Suite 750

Herndon, VA 20171

USA

Lady Sylvia JAY

Independent Director

Born on November 1, 1946, British citizen

First appointment: 2006 – Term of the mandate: 2012

Alcatel Lucent shareholding:

14,879 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent and Independent non-executive Director of Compagnie de Saint-Gobain.

—

Abroad: Chairman of L’Oréal UK Ltd, Independent non-executive Director of Lazard Limited, Chairman of the Pilgrim Trust, Trustee of the Prison Reform Trust and of the Entente Cordiale Scholarships Scheme.

Directorships over the last 5 years

—	Abroad: Vice Chairman of L’Oréal UK Ltd*, Chairman of Food From Britain, Trustee of the Bodyshop Foundation*

Career

—

Lady Jay, CBE was educated at the University of Nottingham (United Kingdom) and the London School of Economics. She held various positions as a senior civil servant in the British civil service between 1971 and 1995, being involved in particular in financial aid to developing countries. She was seconded to the French Ministry of Co-operation and the French Treasury, and later helped set up the European Bank for Reconstruction and Development, before spending again several years in Paris as wife of the British ambassador. She entered the private sector in 2001, as Director General of the UK Food and Drink Federation until 2005, when she became Vice Chairman, later Chairman of L’Oréal UK & Ireland. She was made a Chevalier de la Légion d’honneur in 2008 and awarded an Honorary Doctorate of laws by Nottingham University in 2009.

—	Expertise: 6 years in bank, finance, insurance, 11 years in industry and 35 years in public service.

Business Address:

L’Oréal (UK) Ltd.

255 Hammersmith Road

W6 8AZ London

UK

*	Term of office expired in 2011.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Jean C. MONTY

Independent Director

Born on June 26, 1947, Canadian citizen

First appointment: 2008 – Term of the mandate: 2013

Alcatel Lucent shareholding:

14,919 ordinary shares and 1,000,000 American Depositary Shares via Libermont Inc.

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent.

—	Abroad: Director of Bombardier, of DJM Capital, of Centria Inc., of Fiera Sceptre Inc, Member of the International Advisory Board of the école des Hautes Études Commerciales.

Directorships over the last 5 years

—	Abroad: Director of Emergis, of Centria Capital, of Centria Commerce and of Fiera Capital Inc .

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

—	Expertise: 31 years in telecommunications and 7 years in finance.

Business Address:

1485, rue Sherbrooke Ouest, Suite 2B

Montreal (Québec) Canada

Olivier PIOU

Independent Director

Born on July 23, 1958, French citizen

First appointment: 2008 – Term of the mandate: 2012

Alcatel Lucent shareholding:

34,122 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent.

—	Abroad: CEO and Director of Gemalto (The Netherlands).

Directorships over the last 5 years

—	In France: CEO and Director of Axalto, Director of INRIA (Institut National de Recherche en Informatique et en Automatique).

—	Abroad: Chairman of Eurosmart.

Career

—

Olivier Piou graduated in Engineering from École Centrale de Lyon (ECL, 1980). After his military duty in the French alpine division, he joined Schlumberger in 1981 as a production engineer. He held for Schlumberger numerous management positions in the areas of technology, marketing and operations, in France and the United States. In 2004 he successfully introduces to the stock market Axalto, the smart card division of Schlumberger which he manages, through an initial public offering (IPO). He is the CEO of Axalto from 2004 to 2006, and in 2006 he leads the commended merger of equals of Axalto and Gemplus which forms Gemalto, the world leader in digital security. Since 2006 he is the CEO of Gemalto, and a member of its board of directors. M. Piou was also formerly a member of the board of directors of INRIA, the French National Institute for Research in Computer Science and Control, and President of Eurosmart, the international non-for-profit association based in Brussels which represents the smart card industry.

—	Expertise: 31 years in the industry sector.

Business Address:

Gemalto

6, rue de la Verrerie–92190 Meudon

France

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Jean-Cyril SPINETTA

Independent Director

Born on October 4, 1943, French citizen

First appointment: 2006 – Term of the mandate: 2012

Alcatel Lucent shareholding:

14,622 ordinary shares

Current Directorships and professional positions

—

In France: Independent Director of Alcatel Lucent, Chairman and CEO of the Board of directors of Air France-KLM, Director of the Compagnie de Saint-Gobain, Chairman of the Supervisory Board of Areva, Member of the Advisory Board of Paris Europlace.

—	Abroad: Director of Alitalia CAI, Member of the Board of Governors of IATA.

Directorships over the last 5 years

—	In France: Chairman, CEO and Director of Air France*, Director of La Poste and of Gaz de France Suez, Permanent Representative of Air France-KLM to the Board of Directors of Le Monde des Entreprises.

—	Abroad: Director of Alitalia and of Unilever.

Career

—

A graduate in public law and from the Institut d’études politiques of Paris, Jean-Cyril Spinetta began his career as assistant lecturer and later central administration attaché (1961-70). After moving to the École nationale d’administration (Charles de Gaulle class, 1970-1972), he held a number of positions within the National Education Ministry. He was several times seconded to other Departments, as Auditor of the Conseil d’État (1976-1978), chargé de mission to the General Secretariat of the Government (1978-1981), head of the Information Department of Prime Minister Pierre Mauroy (1981-1983), chief of staff to Michel Delebarre when Minister for Employment, Minister of Social Affairs, Minister of Transport and later Minister of Equipment (1984-1986 and 1988-1990), chargé de mission and industrial advisor to the Office of the President of the Republic (1994-1995), préfet (1995), technical advisor to the cabinet of Édith Cresson, EU Commissioner (1996), and expert for France seconded to the European Commission (1997). After a period as Chairman and CEO of Compagnie Air Inter (1990-1993), he was Chairman and CEO of Air France (1997-2008), as well as Chairman and CEO of Air France-KLM (2004-2008), and then Chairman of the Board of Directors of Air France-KLM and CEO once again since 2011. Mr. Spinetta has also been Chairman of the Board of Governors of the International Association of Air Transport (IATA), a Director of Compagnie de Saint-Gobain since 2005, a Director of Alitalia since 2009 and Chairman of the Supervisory Board of Areva since 2009.

—	Expertise: 18 years in air transport and 40 years in public service.

Business Address:

Air France-KLM

45, rue de Paris–95747 Roissy Charles de Gaulle Cedex

France

*	Term of office expired in 2011.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Jean-Pierre DESBOIS

Board observer

Born on April 14, 1954, French citizen

First appointment: 2006 – Term of the mandate: 2013

Alcatel Lucent shareholding:

4,179 units in FCP 2AL

Current Directorships and professional positions

—	In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of Alcatel Lucent, Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Career

—

Mr. Desbois has been an engineer with Alcatel-Lucent France since 1986. He began his career in 1974 in the deployment of telephone systems. From 1981 he was in charge of software projects inside Research and Development teams. From 2000 to 2007 he had several “Operations” responsibilities in Applications domain such as contract management or steering of supply chain. Today he is mainly dedicated to Operations support inside Software, Service & Solutions.

—	Expertise: 38 years in telecommunications.

Business Address:

Alcatel-Lucent France

Centre de Villarceaux,

Route de Villejust–91620 Nozay

France

Bertrand LAPRAYE

Board observer

Born on December 4, 1963, French citizen

First appointment: 2010 – Term of the mandate: 2012

Alcatel Lucent shareholding:

1,726 units in FCP 2AL

Current Directorships and professional positions

—	In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of Alcatel Lucent, member of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Directorships over the last 5 years

—	In France: member of the board of the Healthcare and Insurance institution La Boétie Prévoyance.

Career

—

Bertrand Lapraye graduated from the French “Institut National Polytechnique de Grenoble (ENSIEG)” as an Electrical Engineer (Remote-control—Signal Processing). He is a former student of the French “Institut d’études Politiques”, LLB (licencié en droit université Paris 1 Panthéon Sorbonne) based in Paris. Bertrand Lapraye started his career at the Compagnie Générale d’Électricité (CGEE ALSTHOM), from 1988 to 1990. He then joined a software company (SEMA Group) working as a software engineer for various customers (French ministry of Defence, Électricité de France, French Agriculture Ministry, Compagnie Générale de Géophysique), then as a research engineer and then as a software project manager. In 1997, he joined the research center of the Alcatel group as part of a corporate software platform program dedicated to telecommunication equipment and systems, notably in optics and IP. He was an Architecture and System Team manager (1999), then consultant (2001) for distributed development projects (Europe, Canada, India, North America). In 2003 he was a member of a Research Team working on the emerging mobile internet (ad hoc networks, WiMAX, Mobile IP, etc.). He is the author of 7 patents dealing with network management and high capacity IP mobile networks. In 2008, as a member of the CTO team for the Carrier Products Group, he took part in projects aimed at improving R&D efficiency within Alcatel-Lucent. Since February 2010, he is a consultant on an R&D cost and efficiency improvement project for W-CDMA networks by implementing Agile/Lean methods. Since June 2011 Data Protection Officer (Correspondant Informatique et Libertés ) for Alcatel-Lucent France.

—	Expertise: 24 years in the industry sector, including 15 years in Telecommunications.

Business Address:

Alcatel-Lucent France

Centre de Villarceaux,

Route de Villejust, 91620 Nozay

France

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.2.2 The Committees of the Board of Directors

Our Board of Directors has four specialized Committees which examine matters falling within the competence of the Board and provide their views and proposals to the Board.

AUDIT AND FINANCE COMMITTEE

Jean C. Monty, Chairman

Daniel Bernard

W. Frank Blount

Jean-Cyril Spinetta

Jean-Pierre Desbois (Board observer)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Daniel Bernard, Chairman

W. Frank Blount

Stuart E. Eizenstat

Lady Sylvia Jay

COMPENSATION COMMITTEE

Jean-Cyril Spinetta, Chairman

Lady Sylvia Jay

Olivier Piou

Stuart E. Eizenstat

TECHNOLOGY COMMITTEE

Louis R. Hughes, Chairman

Carla Cico

Olivier Piou

Jeong Kim

Philippe Keryer

Ted Leonsis (external member)

Jean-Pierre Desbois (Board observer)

Bertrand Lapraye (Board observer)

Except for the Technology Committee, which is made of Directors, Board observers and members who are not part of the Board of Directors, all of the Board of Directors’ Committees consist of Directors only and, in the case of the Audit and Finance Committee, of Directors and Board observers. The Chairman of the Board of Directors, the CEO, and the Directors who are not members of a Committee may attend meetings with a consultative vote, except for the meetings of the Compensation Committee and the Corporate Governance and Nominating Committee when dealing with their personal situation.

The Board of Directors determined that the Directors of the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee are all independent in accordance with the rules that it has adopted. The number of independent Directors within each Committee thus exceeds the AFEP-MEDEF Code.

In addition, the NYSE rules stipulate that U.S. listed companies must have an audit committee, a nominations/corporate governance committee and a compensation committee. Each committee must be composed exclusively of independent board members and must have a written charter addressing certain subjects specified in the NYSE rules. For Alcatel Lucent, these three Committees are made up exclusively of independent Directors and each Committee has a charter which defines its powers and covers most of the subjects provided for in the NYSE rules.

Details of the roles of the four Committees are provided in Section 7.1.4. “Powers and activity of the Board of Directors’ Committees.”

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.2.3 The Management Committee

As of March 14, 2012, our Management Committee is made up of:

Ben Verwaayen

Chief Executive Officer

Stephen A. Carter

President Europe, Middle East and Africa Region, Chief Marketing and Communications Officer

Robin Dargue

Executive Vice President in charge of Business and IT Transformation

Adolfo Hernandez

President of the Software, Service and Solutions Segment and Strategic Industries

Christel Heydemann

Executive Vice President in charge of Corporate Human Resources and Transformation

Philippe Keryer

President Networks Segment

Jeong Kim

President of Bell Labs and Corporate Strategy

Georges Nazi

President of Global Customer Delivery

Rod Powell

Executive Vice President in charge of Operations

Rajeev Singh-Molares

President Asia Pacific Region

Paul Tufano

Chief Financial Officer

Robert Vrij

President Americas Region and Head of Alcatel Lucent Strategic Alliances

Outgoing members of the Management Committee

K. Frank was a member until March 1, 2012

T. Burns was a member until February 1, 2012

P. Segre was a member until January 31, 2012

J. Dickson was a member until November 29, 2011

P. Barnabé was a member until August 21, 2011

V. Mohan was a member until July 20, 2011

J. Davidson was a member until May 31, 2011

Appointment as member of the Management Committee

R. Powell became a member on November 29, 2011

C. Heydemann became a member on August 22, 2011

G. Nazi became a member on May 31, 2011

7.1.3 POWERS AND ACTIVITY OF THE BOARD OF DIRECTORS

In addition to matters related to its legal or regulatory function, the Board of Directors regularly decides upon the Group’s strategic orientations and the main decisions affecting its activities. It also analyzes the outlook resulting from the research and development activities of Alcatel Lucent and gives input on the main technology options chosen. Furthermore, the Board of Directors monitors the economic and financial management of the Group and authorizes the financial transactions which have a significant impact on its accounts.

The Operating Rules of the Board of Directors specify the conditions according to which the Directors exercise their functions and, in particular, the thresholds above which the decisions of the CEO are subject to the prior approval of the Board of Directors.

7.1.3.1 Operating Rules of the Board of Directors

There follows a full transcription of the Operating Rules of our Board of Directors.

Preamble

The Directors of Alcatel Lucent (hereafter the “Company”) have enacted the following which constitutes the internal regulation of the Board of Directors, in order to define its operating procedures and its role according to the rules of corporate governance in force.

These rules, approved at the Board of Directors’ meeting held on October 29, 2008, and as amended at the Board of Directors’ meeting held on December 7, 2011, are primarily intended to:

—

define the role of the Board vis-à-vis the shareholders’ meeting on the one hand, and of the Chief Executive Officer (“Directeur Général”) on the other hand, by clarifying the existing provisions of the law and of the Company’s bylaws and the position of its members;

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

These rules will be disclosed to the shareholders as part of the report of the Board at the shareholders’ meeting.

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

—	financial transactions having a significant impact on the accounts of the Group, in particular the issuance of debt securities in amounts greater than 400 million euros;

—	amendments to the National Security Agreement (“NSA”) between Alcatel, Lucent Technologies Inc. and certain United States Government parties.

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

Each Director shall use the amount received, after taxes calculated on a flat rate of 40%, to acquire shares in the Company and shall hold the same throughout the term of office of the Director with the Company.

The acquisition of the shares must be accomplished as soon as possible following each payment, subject to the rules of conduct regarding insider trading prevention.

The shares acquired shall be held in a separate account, registered in the name of the Director.

The Secretary shall receive from the holder of the Company’s registered securities a copy of each Director’s execution notice (avis d’opéré) which indicates the conditions of the execution of the order and the payment modalities.

A copy of the declaration of the share transaction is to be sent to the French Financial Market Authority (“AMF”), within the prescribed statutory period. The Secretary then puts said declaration on the Company’s website.

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

He shall take care that the formulation and implementation of the principles of the corporate governance of the Company are of the highest standard.

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

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

Article 19 Technology Committee

The mission of the Technology Committee is to review, on behalf of the Board, the major technological options that are the basis of R&D work and the launching of new products. The

Technology Committee will be kept informed of the development of Alcatel Lucent’s scientific and technical co-operation projects with the academic and research environment.

7.1.3.2 Organization of Board meetings

Pursuant to the Operating Rules that govern the operation of our Board of Directors, the Board of Directors meets at least once every quarter. However, in practice, the Board of Directors meets more frequently, illustrating the commitment of its Chairman and the Directors vis-à-vis our Company.

Thus, the Board met eight times in 2011, with an average attendance rate of the Board members of 96%. In early 2012, it met twice.

To facilitate attendance, the Directors may attend the meetings by video conference or other means of telecommunication, and in such event, they are taken into account in the calculation of the quorum and majority, except where otherwise provided by law.

If a Director considers that he is actually or potentially in a conflict of interest situation, he must notify the Chairman of the Board and refrain from voting the corresponding resolution.

Attendance at Board and Committee Meetings in 2011

Board and Committee meetings in 2011	Board of Directors	Audit and Finance Committee	Corporate Governance and Nominating Committee	Compensation Committee	Technology Committee
Mr. Bernard	8	5	5	-	-
Mr. Blount	8	5	5	-	-
Ms Cico	8	-	-	-	5
Mr. Camus	8	-	-	-	-
Mr. Eizenstat	7	-	5	5	-
Mr. Hughes	8	-	-	-	5
Lady Jay	8	-	5	5	-
Mr. Monty	8	5	-	-	-
Mr. Piou	8	-	-	4	5
Mr. Spinetta	5	4	-	4	-
Mr. Verwaayen	8	-	-	-	-
Mr. Desbois (observer)	8	5	-	-	5
Mr. Lapraye (observer)	8	-	-	-	5
Total number of meetings	8	5	5	5	5
Overall attendance rate	96%	96%	100%	90%	100%

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Board meetings are usually held at the Group’s head office in Paris, or in the United States, in Murray Hill (New Jersey), at the head office of Alcatel-Lucent USA Inc. However, meetings are also held regularly at other sites of the Group with a view of facilitating the dialog between the executives, employees and Directors, and enabling our Directors to better understand the wide range of business activities of the Group, as well as the specific challenges the Group is facing in its main markets. In 2011, our Board of Directors met in Sao Paulo (Brazil) to perform a review of the Group’s business activities in South America.

For the same purpose, the Directors may also seek the opinion of the senior management within the Group on any subject they deem appropriate, and meet with them in an informal way at the meetings held most of the time before the Board of Directors meetings. The Directors also regularly meet with the employees of the Group, in particular with those with strong career potential. To assist them in the performance of their duties, the members of the Board receive all relevant information regarding our Company, in particular, the financial analysis reports. This information is available to the Directors via a secured Intranet site dedicated to the Board members a few days before the meetings of the Board, except in case of emergency.

In addition, the meetings of the Board of Directors are usually preceded by a meeting of one or more of the four specialized Committees. In particular, the quarterly Board meetings that prepare the year-end, half-year and quarterly financial statements are systematically preceded by a review of the financial statements by the Audit and Finance Committee.

At the end of most of the Board of Directors’ meetings the Chairman leads a discussion among the Directors without the attendance of the CEO and of executives and employees invited to attend the meetings. In compliance with the AFEP-MEDEF Code, part of some of the Board of Directors’ meetings is also held without the Chairman.

At the end of most of the Board of Directors’ meetings the Chairman leads a discussion without the attendance of the CEO and of executives and employees invited to attend the meetings

In this respect, we also comply with the NYSE rules, which stipulate that the Board of Directors must meet regularly without its executive members. In particular, Article 11 of the Operating Rules provides that the Board of Directors shall meet without the Directors who are also executives or employees of our Company in order to assess the performance of the Executive Directors.

Finally, the Board carries out an annual assessment of its own work, in accordance with the AFEP-MEDEF Code, as well as of the performance of the Executive Directors. At least once every two years, the Board of Directors’ performance is assessed by an independent consultant. This was the case in early 2012.

The Board carries out an annual assessment of its own work in accordance with the AFEP-MEDEF Code

7.1.3.3 Activity of the Board of Directors in 2011 and early 2012

The Board of Directors met eight times during fiscal year 2011, with an attendance rate of 96% and twice in early 2012, with an attendance rate of 96%.

The main topics addressed by the Board of Directors in 2011 and early 2012 were as follows:

Group strategy, technology choices and transformation of the Group

The Board of Directors examined on a regular basis Alcatel Lucent’s competitive position in its different geographical markets and conducted a review of the Group’s technology product portfolio and services.

It also assessed the actual implementation of previously defined strategic orientations, and in particular as relates to the High Leverage Network, as well as the implementation of the strategic orientations underlying the Group’s business action plan for 2012.

The Board of Directors also made sure that the Group continued to pursue its transformation strategy and examined the main measures taken to ensure the successful adaptation and streamlining of the Group’s structures, procedures, and production resources. For these purposes, it monitored in particular the implementation of the new organizational model set up to simplify and increase the efficiency of the management by the Group of its commercial relations and commitments.

The Board of Directors was regularly informed on the significant contracts concerning the Group, as well as on the current transactions.

Financial statements and financial position

Our Board of Directors reviewed and approved the Alcatel Lucent and consolidated financial statements for the fiscal year 2010, which were approved by the shareholders at the Shareholders’ Meeting of May 27, 2011. It also approved the Group’s budget for 2012. Moreover, at the Board meeting of February 8, 2012, in accordance with the Audit and Finance Committee’s recommendations and in the presence of the Statutory Auditors, the Board of Directors approved the Alcatel Lucent and consolidated financial statements for the fiscal year 2011 which will be submitted to the approval of the shareholders at the next Shareholders’ Meeting, scheduled for June 8, 2012. The Board of Directors proposed to allocate the results to the carry-forward account and maintained the suspension of the distribution of dividends for fiscal year 2011.

Moreover, after having been informed thereon by the Audit and Finance Committee, the Board of Directors reviewed the cash flow, pension fund management, and the Group’s overall financial situation.

Finally, it examined the risks that the Group is facing and the measures implemented under the Enterprise Risk Management program, and also approved the Chairman’s corporate governance and internal control and risk management reports produced for the fiscal years 2010 and 2011.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Corporate governance

The Board of Directors continued to oversee the functioning of our Company’s management bodies and to ensure that our Company complies with best corporate governance practices.

In compliance with the AFEP-MEDEF Code and with our Operating rules, the Board performed an annual assessment of its own work at the beginning of 2012, with the assistance of an external consultant and using a new internal tool, in the form of a dash-board aiming to enable the Directors to apprehend the information made available to them in a more structured manner, by main areas (strategy, finance, risk management and compliance, corporate governance, human resources and corporate social responsibility…). The results of this assessment were reviewed by the Board on March 14, 2012. They confirmed that the Board and its Committees function in a satisfactory manner, that there is complementarity and cohesion between the Directors, and that the dialogue between the Directors and the management is dense and of quality. It further highlighted improvements that could be made, in particular regarding the distribution of tasks between the Board and the Committees, and the implementation of sessions dedicated to certain strategic questions.

In compliance with the Operating Rules, our Board of Directors also reviewed the independence of the Directors in light of the AFEP-MEDEF Code and the NYSE rules. Following the recommendation of the Corporate Governance and Nominating Committee, it concluded that all of our Directors are independent, except for the Executive Directors. It also confirmed that the Board of Directors does include at least one independent Director with specific financial expertise.

Moreover, as in the previous years, the Board of Directors endeavored to ensure that our Company complies with the strictest principles regarding ethics and professional conduct and abides by the rules and regulations applicable in the countries in which it operates. In this respect, each of the Directors acknowledged individually the principles stipulated in the Group’s Code of Conduct. At the CEO’s initiative, the same action was implemented for all of the employees throughout the Group. Moreover, the monitor appointed in agreement with the French and U.S. authorities in the context of the settlement agreements entered into by our Company with respect to the U.S. anti-corruption legislation (See Section 4.2 “History and Development”) made a presentation about this mission at one of the Board of Directors’ meetings, and met individually with most Directors, as well as with the CEO and numerous other executives of the Group. Eventually, the recommendations of the Monitor might lead the Company to make adjustments to its policies and/or procedures in order to enhance, among other things, the effectiveness of its internal controls.

Finally, the Board of Directors also ensured that the shareholders were kept properly informed. This included a detailed presentation of the Group’s situation and its governance by the Chairman and the CEO at the Shareholders’ Meeting on May 27, 2011. The Board of Directors also ensured that investors and the public were properly informed, as required under French and U.S. stock exchange regulations.

Human resources and compensation policy

The Board was regularly informed of the main orientations of the Group’s policy regarding human resources and compensation. In particular, it approved the performance criteria which govern the determination of the variable compensation of employees and key executives, and reviewed the amounts paid as a result.

The Board of Directors determined the variable portion of the CEO’s compensation for fiscal year 2010 paid in 2011, following the proposal of the Compensation Committee, and approved the compensation of the Executive Directors for fiscal year 2011 (see Section 7.2.2 “Status of the Executive Directors and Officers”).

Also, the Board of Directors determined the performance reviews for the employees and Executive Directors’ performance share plans, and for the stock option plans for Executive Directors and officers. It also approved the annual performance share and stock option plans for the employees and Executive Directors. The Board of Directors set the Group’s performance criteria and the targets related to the performance criteria (see Section 7.2 “Compensation and long-term incentives”).

In addition, it discussed the policy regarding equal opportunity and compensation for men and women. Moreover, the Board of Directors was informed, in particular, of the Group’s talent management strategy, diversity, and the mobility program.

7.1.4 POWERS AND ACTIVITY OF THE BOARD OF DIRECTORS’ COMMITTEES

Our Board of Directors has four specialized Committees: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee. Each Committee has its own operating rules approved by the Board. Each Committee reports to the Board of Directors, which has sole authority to take decisions concerning the subjects presented to it.

7.1.4.1 Audit and Finance Committee

The Audit and Finance Committee met five times during fiscal year 2011, with an average attendance rate of 96%, and twice in early 2012, with an average attendance rate of 90%.

Members

This Committee comprises no less than four members, at least one of whom must have recognized financial or accounting expertise.

Beyond the requirements of the AFEP-MEDEF Code, the Committee’s operating rules provide that all the Directors who serve on the Committee must be “independent.” Therefore, no corporate officer (in French, “mandataire social”) may be a member. Similarly, Directors who hold other executive positions within our Company may not be members of this Committee.

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Since December 11, 2008, the Committee has comprised Mr. Jean C. Monty (Chairman), Mr. Daniel Bernard, Mr. W. Frank Blount, and Mr. Jean-Cyril Spinetta. All members are independent according to the criteria selected by the Board of Directors, which are based on both the recommendations of the AFEP-MEDEF Code and the requirements of the NYSE (See Section 7.1.1 “Principles of organization of our Company’s Management”). Mr. Jean-Pierre Desbois and Mr. Bertrand Lapraye, Board observers, also participate in the work of the Committee.

On February 8, 2012, the Board of Directors confirmed Mr. Jean C. Monty as an “Audit Committee Financial Expert.”

Role

The main areas of activity of the Committee concern our Company’s financial statements, internal control and risk management, and its financial situation, as well as the relations with our Statutory Auditors. It keeps the Board of Directors apprised of the performance of its duties and informs it promptly of any issue it may encounter.

The Audit and Finance Committee’s role and method of operation meet the requirements of article L. 823-19 of the French Commercial Code as well as the best practices recommended by various French reports on corporate governance.

The NYSE rules contain detailed requirements with respect to the composition and the operation of the audit committees of U.S. listed companies. For foreign issuers, these requirements are limited to the compliance with the rules relating to audit committees of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since July 31, 2005, foreign private issuers are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Under Rule 10A-3, each member of the audit committee must be independent in accordance with the SEC criteria. The Audit and Finance Committee currently consists of four independent members in compliance with the abovementioned provision. In addition, Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of the statutory auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Direct financing of the committee must also be provided. We believe that our Audit and Finance Committee is currently fully compliant with Rule 10A-3. It should be noted that under French law, the appointment of the Statutory Auditors must be decided by the shareholders at our Annual Shareholders’ Meeting. Additionally, French law requires listed companies to appoint two sets of principal Statutory Auditors and two sets of deputy Statutory Auditors. They are appointed for six fiscal years and can only be revoked by a court ruling for professional negligence or incapacity to perform their duties. These rules are compatible with the Exchange Act requirements for foreign private issuers.

While Alcatel Lucent is not subject to the other NYSE rules on audit committees, a number of the requirements in the NYSE rules are similar to Rule 10 A-3, and Alcatel Lucent considers that its practices are substantially in line with the additional requirements of the NYSE rules.

Financial statements

The role of our Audit and Finance Committee, as defined by the Board of Directors’ Operating Rules, is to review the accounting standards used by the Company, the Company’s risks and significant off-balance sheet commitments, and any financial or accounting matters presented to it by the CEO or the Chief Financial Officer.

The Committee therefore reviews and approves the appropriateness and consistency of the accounting methods used to prepare the consolidated and parent company financial statements, as well as the proper accounting treatment of the significant transactions at the Group level.

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

It examines the Alcatel Lucent and the consolidated quarterly, half-year and year-end financial statements and the Group’s budgets.

Internal control and risk management

The Audit and Finance Committee verifies that internal procedures for collecting and reviewing financial information are in place to ensure the reliability of this information. The Committee ensures that a process to identify and analyze risks exists, in particular for risks that are likely to have a material impact on accounting and financial reporting. The head of the Internal Audit Department within the Group periodically reports to the Committee on the results of the work of her department. In addition, twice a year the Committee reviews the Group’s internal audit plan and the method of operation and organization of the Internal Audit Department. The Committee is consulted on the selection of the head of the Internal Audit Department and on his/her potential replacement.

The Committee reviews any complaint, alert or other report, including those submitted anonymously, that reveal a potential malfunction in the financial and consolidation process set up within the Group.

Our Audit and Finance Committee meets periodically with our Chief Compliance Officer to check the adequacy of our compliance programs, any potential significant violations of these programs and the corrective measures taken by us.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Financial Information

Our Audit and Finance Committee also reviews our Group’s indebtedness, our capitalization and any possible changes to this capitalization, as well as any financial or accounting matters presented to it by the Chairman of the Board of Directors or the Chief Financial Officer (such as risk coverage and centralized treasury management).

It also reviews any financial transactions having a significant impact on the Group’s financial statements, such as any issuance of securities in excess of €400 million, which must be approved by the Board of Directors.

Statutory Auditors

Our Audit and Finance Committee oversees the selection process for our Statutory Auditors, in compliance with the AFEP-MEDEF Code, and makes recommendations on the choice of such Auditors to the Board of Directors.

Assignments, if any, that do not pertain to the audit of our accounts, or that are neither incidental nor directly supplemental to such audit, but which are not incompatible with the functions of the Statutory Auditors, must be authorized by the Audit and Finance Committee, regardless of their scope. The Committee ensures that these assignments do not violate, in particular, the provisions of article L. 822-11 of the French Commercial Code.

The Audit and Finance Committee also reviews and determines the independence of the Statutory Auditors and issues an opinion on the fees due for their audit of the financial statements.

Based on the total amount of fees paid for the audit of our financial statements during a given fiscal year, our Committee sets the limit(s) of fees beyond which the Committee must give a specific authorization for previously authorized assignments.

The Committee’s work in 2011 and early 2012

At each meeting, the Committee was briefed by the Chief Financial Officer and the Statutory Auditors and reviewed, in the Statutory Auditors’ presence, the key points discussed with the Chief Financial Officer during the preparation of the financial statements.

The Committee conducted a review of the year-end consolidated financial statements for fiscal years 2010 and 2011 and the half-year and quarterly consolidated financial statements for 2011. It also performed a specific review of the notes to the financial statements. To prepare for this review, the Committee relied in particular on the work of the Disclosure Committee created to ensure the disclosure of reliable information about the Group.

On several occasions, the Committee addressed the consequences of the Group’s main agreements and other commitments, and the major elements of its financial position, in particular its capitalization, indebtedness and the situation of its pension funds.

The Committee also reviewed the Group’s budget for 2012 and draft resolutions relating to the financial authorizations to be submitted to the shareholders at the Shareholders’ Meeting on June 8, 2012. It also reviewed the financial sections of the draft annual report and Form 20-F for 2010 and for 2011, as well as parts of the report of the Chairman of the Board of Directors on internal control and risk management, particularly those related to accounting and financial reporting.

The Committee ensured the effectiveness of internal control procedures in place within our Group. To this effect, at regular intervals, the Committee monitored the progress made regarding the certification required by Article 404 of the Sarbanes-Oxley Act. It also received the Internal Audit Department’s annual report for 2010 and for 2011, as well as the internal audit plans for 2011 and 2012. It assessed the internal and external auditors’ report to ensure the effectiveness of internal control systems set up by the Group.

The Committee reviewed the Statutory Auditors’ reports, participated in the determination of the Statutory Auditors’ fees, and recommended in February 2012, that their term of office be renewed. The Committee was also briefed by the General Counsel, in particular with respect to the developments of the litigations concerning the Group, and by the Chief Compliance Officer on the compliance programs set up for 2010 and 2011 and on the objectives set for 2012.

7.1.4.2 Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee met five times during fiscal year 2011, with an attendance rate of 100%, and twice in early 2012, with an attendance rate of 100%.

Members

Beyond the AFEP-MEDEF Code requirements, the Corporate Governance and Nominating Committee’s operating rules provide that the Committee shall consist of no less than three members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Daniel Bernard (Chairman), Lady Sylvia Jay, Mr. W. Frank Blount and Mr. Stuart E. Eizenstat. All are independent Directors.

Role

The role of our Corporate Governance and Nominating Committee, as defined by the Board of Directors’ Operating Rules, is to:

—	review matters related to the composition, organization and operation of the Board of Directors and its committees;

—	identify and make proposals to the Board regarding individuals qualified to serve as Directors of the Company and on committees of the Board of Directors;

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

—	develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company;

—	oversee the evaluations of the Board of Directors and committees thereof;

—	review succession plans for the Chairman of the Board of Directors and the CEO as well as other senior executive officers of the Company (Management Committee).

The Committee’s work in 2011 and early 2012

The Committee prepared the annual assessment of the Board’s activities in 2011 and 2012 and, in particular, recommended the external consultant selected for these purposes as provided in the Operating Rules. It also organized the review of the Directors’ independence with respect to the AFEP-MEDEF Code and the NYSE rules and prepared the conclusions of the Board of Directors on this matter. To contribute to the smooth operation of the Board of Directors, the Committee made a proposal to the Board of Directors, which was accepted, to implement a new method, in the form of a dash-board aiming to enable the Directors to understand in a structured manner, the information made available to them, both in terms of quantity and quality.

Furthermore, the Committee reviewed the succession plan for the main executives of the Group, and ensured that the policy of staggered renewal of the terms of office is continued. Consequently, the Committee proposed the renewal of two Directors to the shareholders at the Shareholders’ Meeting of May 27, 2011 and of five Directors, two of which for a 2-year period, to the shareholders at the Shareholders’ Meeting scheduled for June 8, 2012. It also began a process for bringing our Company into compliance with the provisions of the law of January 27, 2011, relating to the balanced representation of men and women within boards of directors.

In addition, the Board of Directors approved the Committee’s proposal to modify the Operating Rules aiming to simplify the payment of attendance fees, and put in place the conditions necessary for the use of a programmed trading mandate (“mandat de gestion programmée”).

7.1.4.3 Compensation Committee

The Compensation Committee met five times in the fiscal year 2011 with an attendance rate of 90% and twice in 2012 with an attendance rate of 100%.

Members

The Compensation Committee consists of no less than four members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Jean-Cyril Spinetta (Chairman), Lady Sylvia Jay, Mr. Stuart E. Eizenstat and Mr. Olivier Piou. All members are independent Directors.

Role

The role of the Compensation Committee, as defined by the Board of Directors’ Operating Rules, is to review matters relating to and make proposals to the Board of Directors with respect to the compensation of the Directors, the Chairman, the CEO, and the key executives who are members of the Management Committee. The Compensation Committee also reviews the grant policies concerning stock options, performance shares, and variable compensation. It analyzes any proposal to increase our Company’s capital by an offering made exclusively to the employees.

The Committee’s work in 2011 and early 2012

The Committee reviewed all of the elements of variable compensation applicable within the Group, including the performance criteria set for the calculation of the variable compensation under the “Global Annual Incentive Plan” and the targets for fiscal years 2011 and 2012.

The Committee analyzed the elements of the long-term incentive and compensation policy. The Committee recommended the granting of performance shares and stock options to the Group’s employees and executives and proposed performance criteria conditioning entirely the definitive grant of performance shares and conditioning in part the definitive grant of stock options to the members of the Management Committee. Moreover, the Committee carried out the annual assessment of the performance criteria of the previous performance share and stock option plans.

In accordance with the AFEP-MEDEF Code, the Committee made proposals concerning the Executive Directors’ compensation and the performance criteria conditioning all grants of stock options and/ or performance shares to the CEO, and of performance shares to the Chairman of the Board of Directors.

The Committee analyzed certain human resources questions at the Group level, including, in particular, the compensation policy, the development and the retention of key talents and the Company’s policy with respect to equality of opportunity and of remuneration.

The Committee also analyzed the information related to the compensation of the Executive Directors and officers prior to the publication of such information in this document (See Section 7.2 “Compensation and long-term incentives”).

7.1.4.4 Technology Committee

The Technology Committee met five times during fiscal year 2011 with an attendance rate of the Directors of 100%, and once in February 2012, with an identical attendance rate.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Members

Our Technology Committee consists of Mr. Louis R. Hughes (Chairman), Ms. Carla Cico, Mr. Olivier Piou, Mr. Ted Leonsis, external member, Mr. Jeong Kim, President of Bell Labs and Corporate Strategy Mr. Phillippe Keryer, President of our “Networks” Segment, and Mr. Jean-Pierre Desbois and Mr. Bertrand Lapraye, Board observers.

Role

The role of the Committee is to review the major technological options that are the basis of the R&D work and the launching of new products. The Committee is kept informed of the development of Alcatel Lucent’s scientific and technical cooperation projects with the academic and research environment; it reviews the R&D expenses, the risks associated with the R&D programs and the associated mitigation plans, the technology trends and the disruptive threats or opportunities; and it benchmarks the competition to evaluate the Group’s R&D efficiency and cost.

The Committee’s work in 2011 and early 2012

At these meetings, the Committee discussed the strategic challenges linked to the Group’s technological positioning on the main markets in which it operates. It reviewed the Group’s portfolios of products within the segments, and the main research projects underway at Bell Labs.

The Committee assessed the implementation of the High Leverage Network and Application Enablement Strategy. It also reviewed the positioning and portfolio of the new operating segment Software, Services and Solutions, analyzed the progress of the LightRadio project, and reviewed the main innovating projects launched by the group.

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2    COMPENSATION AND LONG-TERM INCENTIVES

Section 7.2.1 “Long-term compensation mechanisms’’ deals with the general principles applicable to the long-term benefits for employees of the Group. The status of the Directors and Executive Directors, including with respect to compensation, is more specifically dealt with in Section 7.2.2 “Status of the Executive Directors and Officers”.

7.2.1 LONG-TERM COMPENSATION MECHANISMS

7.2.1.1 General principles

The purpose of the compensation and long-term profit-sharing mechanisms in the Company’s capital is to involve employees and managers in the development goals of Alcatel Lucent, in the interest of the Group and its shareholders. The main instruments used in this context are the grant of performance shares and stock options, as well as the implementation of profit-sharing agreements and employee savings plans.

Grant policy

The grants of long-term incentives are decided each year at the same time by the Board of Directors at the recommendation of the Compensation Committee. Their implementation serves several purposes: to involve employees in the Group’s results, to encourage and reward performance and to attract and retain talent in a highly competitive industry, where quality and employee motivation are key factors for success.

Since 2009, the Group has strived to ensure consistency and harmonization of the policy pursued in this area. In the interest of consistency, clarity and fairness, this policy was extended to all divisions of the Group and the countries where it operates. The same objective has led to a rationalization and a significant simplification of the performance criteria used, as well as a harmonization of the vesting period attached to stock options and performance shares, to the extent possible in light of the various applicable tax and labor laws in force.

The instruments used have been diversified in order to follow market practice and better meet the expectations of our employees and our shareholders. Thus, while stock option grants were previously the primary incentive tool for the employees, the Board of Directors has decided since 2009 to significantly reduce the number of options granted and to increase, in parallel, the use of performance shares and instruments focusing on long-term savings such as the Collective Pension Savings Plan (PERCO).

Beyond these common features, the Board of Directors and the CEO attach great importance to maintaining a real flexibility in the choice and weighting of the long-term incentive tools, in order to take into account the best practices of companies active in the various sectors in which the Group operates, the specific needs of each division, as well as the specificities of the regulation applicable in each country. It should be kept in mind, in this respect, that a major portion of the grants are awarded to employees in our U.S. subsidiaries, in view of the competitive environment and the compensation policies prevailing in the United States.

Performance conditions

The Board of Directors determines every year the conditions of the plans and in particular the performance criteria attached to grants of performance shares and stock options.

In order to promote simplicity and fairness, the Board of Directors chose to subordinate the grant of performance shares to all high-potential individuals within the Group, that is, 8,177 persons in 2011, to a single quantitative criterion(1). This criterion refers to the comparison between the evolution of the Alcatel Lucent share price and the share price of a representative panel of 12 other solution and service providers in the telecommunications equipment sector.

The table below reflects the performance criteria attached to the 2011 grants.(2)

(1)	With regard to the Chairman of the Board, this criterion is supplemented by a qualitative criterion, to take into account the specific nature of his duties relating to the governance of the Group.

(2)	The 2011 criteria above were used again in 2012, except with respect to the Chief Executive Officer (see Section 7.2.2.5 ”Chief Executive Officer”).

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Similarly, a single performance criterion was selected for the granting of stock options to Group executives. The Board of Directors chose to retain Free Cash Flow as the criterion, consistent with the Group’s objectives for 2011 and 2012.

Regarding the evaluation period for the performance conditions, a harmonization effort was also undertaken in order to favor throughout the Group the same focus on promoting loyalty and encouraging long-term incentives:

—	the vesting period is 4 years in total for all recipients of stock options, regardless of the company of the Group that they work for (see Section 7.2.1.5 “Stock options”);
—

this period is also 4 years for recipients of performance shares who are employees of a company of the Group located outside of France. In order to take into account the specific tax and labor laws applicable in France, a vesting period of 2 years, followed by a mandatory holding period of 2 years, is required for all recipients employed by companies of the Group located in France (see Section 7.2.1.2 “Performance shares”), that is, a total of 4 years.

Readjustment of the grants and decrease of their dilutive effect

Our Board of Directors benefits from two authorizations given at the Shareholders’ Meeting of June 1, 2010 to award performance shares and options for the subscription or purchase of stock, for a period of 38 months and within a limit of 4% of the share capital, of which a maximum of 1% may be grants of performance shares.

The readjustment of the grant policy put in place in 2009 and continued since then favors a balance between performance shares and stock options. Compared to the previous situation, the number of performance shares granted has therefore increased, while the number of stock options has decreased.

This orientation has two consequences in particular.

On one hand, in terms of flows, the overall volume of annual grants of performance shares and stock options is decreasing. It has thus been reduced from 28.7 million in 2009 to 21.5 million in 2012, a decrease of 25%. The grant rate, or “burn rate”, amounted to an average of 1% of the share capital at December 31, 2011 for the last 3 years (2010, 2011 and 2012).

The new policy results in an annual grant(*) of 1% of share capital
(*) “burn rate”

The graph below reflects the evolution of the grants of performance shares and stock options as part of annual plans between 2009 (not including the 2009 All Employee plan) and 2012 (in millions of securities issued).

At March 14, 2012, the total number of performance shares and stock options awarded under these authorizations amounted to 20.8 million and 25.1 million, respectively, representing a total of 2% of the share capital of the Company.	The total of grants under the authorizations given at the Shareholders’ Meeting represent 2% of the share capital

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

USE OF THE OVERALL AUTHORISATION OF 4% OF THE SHARE CAPITAL

Decided at the Shareholders’ Meetings of 2010 over 38 months

On the other hand, the readjustment between stock options and performance shares reduces the volume in circulation, and consequently the potential dilutive effect. At December 31, 2011, the volume of stock options and performance shares in circulation, that is, 191 million securities, represented 6.4% of the diluted capital of Alcatel Lucent (see section 8.1 “Share capital and diluted capital”) and 8.2% of its share capital.	At December 31, 2011, the number of outstanding performance shares and outstanding stock options represented 6.4% of the diluted capital.

OUTSTANDING PERFORMANCE SHARES AND STOCK OPTIONS

At December 31, 2011

7.2.1.2 Performance shares

The acquisition of performance shares is conditioned to the recipient’s presence in the Group for at least two years and the satisfaction of performance conditions over a period of two or four years.

Annual grant

Annual plan decided on March 16, 2011. At its meeting, our Board of Directors decided to grant 10,139,786 performance shares to 8,178 employees, Executive Directors and officers of the Group, subject to the fulfillment of a presence condition and a performance condition of the Alcatel Lucent share price. This plan includes an allocation of 1,400,000 performance shares to members of the Management Committee, with the exception of the Chief Executive Officer and of 200,000 performance shares to the Chairman of the Board of Directors, representing 15.8% of the annual grant.

2011 annual plan: grant of 10.1 million performance shares to 8 178 recipients.
2012 annual plan: grant of 10.7 million performance shares to 7,937 recipients

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Annual plan decided on March 14, 2012. At its meeting, our Board of Directors decided to grant 10,674,215 performance shares to 7,937 employees, Executive Directors and officers of the Group, subject to the fulfillment of a presence condition and a performance criterion based on the Alcatel Lucent share price as described below. This plan includes an allocation of 1,100,000 performance shares to members of the Management Committee, with the exception of the Chief Executive Officer and of 200,000 performance shares to the Chairman of the Board of Directors, representing 12.2% of the annual grant.

2011 and 2012 presence and performance conditions

The vesting depends on the presence of the recipient as an employee after a period of two years from the date of the grant and the performance of the Alcatel Lucent share price, measured against the share price of a representative sample of 12 other solutions and service providers in the telecommunications equipment sector (ADTRAN, Arris, Ciena, Cisco, Comverse, Ericsson, F5 Networks, Juniper, Nokia, Motorola Solutions Inc., Tellabs and ZTE).

The performance of the Alcatel Lucent share price is measured against a representative sample of 12 other solutions and services providers in the area of telecommunications equipments

This sample may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. The reference price will be calculated, for the Alcatel Lucent share, based on the average opening price on NYSE Euronext Paris exchange for the 20 trading days preceding the end of each one-year period, and for the shares of the other issuers, on a similar basis in the principal exchange where they are listed.

For all Group employees – regardless of which legal entity is their employer – performance shares are potentially available at the end of the fourth year following the grant.

Availability of shares at the end of the fourth year following the grant

The evolution of the Alcatel Lucent share price and that of the other issuers is measured after each of two one-year periods for all recipients, followed, as applicable, by a third assessment at the end of a new two-year period, based on the performance of Alcatel Lucent share price at each anniversary date of the grant (outside of France) or by a retention period of two years (mandatory in France).

Depending upon the stock market performance of the Alcatel Lucent share, a coefficient ranging from 0 to 100% is used to calculate the number of rights acquired in respect of each period. The Board of Directors determines, on the basis of an analysis validated each year by a consulting firm retained for this purpose, whether or not the performance condition has been satisfied (see Section 7.2.1.3 ”Performance reviews for the performance share plans”).

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Presence and performance conditions prior to 2011

For plans established between 2008 and 2010, the acquisition of performance shares depends not only on the presence of the employee in the Group for a two-year period starting at the date of grant, but also on the satisfaction of the Group’s annual targets for a period of two or four years, depending on whether the recipient is an employee of a company based in France (two years) or outside France (four years).

The assessment of the Group’s performance is based on the criteria established for the Global Annual Incentive Plan and on precisely-defined levels of satisfaction of the condition. The satisfaction of this performance condition is assessed at the end of each period, corresponding to the successive fiscal year. The levels of achievement of the condition are reported each year in the plan performance reviews (see Section 7.2.1.3 “Performance reviews for the performance share plans”).

7.2.1.3 Performance reviews for the performance share plans

The following plans were subject to a performance review during fiscal year 2011 and the first quarter of 2012.

Plan of March 16, 2011

On March 16, 2011, our Board of Directors decided to allocate 9,939,786 performance shares to 8,177 employees of the Group, subject to the satisfaction of the presence condition by the recipients and the performance criterion of the Alcatel Lucent share price (See Section 7.2.1.2 “Performance shares”).

Performance Review of the March 16, 2011 plan	Rank and reference period coefficient
		Period 1(1)		Period 2(1)		Period 3(2)		Period 4(2)
	Weighting	Rank	Coef.	Rank	Coef.	Rank	Coef.	Rank	Coef.
Performance of Alcatel Lucent’s share price
— Assessment of Alcatel Lucent’s share price performance against the share price of a representative sample of 12 other solution and service providers in the telecommunications equipment sector	100%	13	0%
Acquisition of performance shares by recipients employed by the Group’s companies having their registered office in France			Vesting period of 2 years			Holding period of 2 years
Acquisition of performance shares by recipients employed by the Group’s companies having their registered office outside France		Vesting period of 4 years

(1)

Depending on Alcatel Lucent’s share price performance, a coefficient ranging from 0 to 100% and established depending on the ranking of Alcatel Lucent’s share price performance compared with our sample group, is used to calculate the number of shares vested during the first and the second period. The coefficient used for the second period applies to the balance of rights that are not acquired during the first period. No rights are vested if Alcatel Lucent’s share price is last in this ranking. The total number of performance shares finally vested at the end of the vesting period of 2 years amounts to the total number of shares of the 1st and the 2nd year.

(2)	For purposes of determining the final number of performance shares vested at the end of the four-year vesting period, with respect to the employees in the Group’s companies based outside France, the reference price of the Alcatel Lucent share and of the shares of the other issuers in the representative sample at the grant date will be compared to the average of their reference share prices measured at each anniversary date of the grant date in order to establish a ranking of the performance of the Alcatel Lucent share and of the shares of the other issuers for the four-year vesting period. If the Company is not ranked in last position, the total number of shares as determined at the end of the second period will be finally vested at the end of the vesting period.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Plan of March 17, 2010

On March 17, 2010, our Board of Directors decided to allocate 7,114,502 performance shares to 10,952 employees of the Group, subject to the satisfaction of the presence condition by the recipients and a financial criterion, namely the operating profit of the Group.

Performance Review of the March 17, 2010 plan		Performance rate		Average performance rate/shares acquired (1)	Performance rate		Average performance rate (2)
	Weighting	2010	2011		2012	2013
Financial performance criterion

— Group’s operating income	100%	84%	82.5%	83.25%

Acquisition of performance shares by recipients employed by the Group’s companies based in France		Vesting period of 2 years		974,422 Shares	Holding period of 2 years

Acquisition of performance shares by recipients employed by the Group’s companies based outside France		Vesting period of 4 years

(1)	For the employees of the Group’s companies based in France, the average performance rate is calculated at the expiration of a 2-year period on the basis of the performance rates for each fiscal year.

(2)	For the employees of the Group’s companies based outside France, the average performance rate is calculated at the expiration of a 4-year period on the basis of the performance rates for each fiscal year.

After reviewing the performance criteria at the end of the vesting period of two years set for the recipients who are employees of Group companies based in France, the number of shares vested amounted to 974,422 Alcatel Lucent shares for 1,399 recipients present at the end of this period.

Plan of March 18, 2009

On March 18, 2009, our Board of Directors decided to allocate 6,782,956 performance shares to 11,075 employees of the Group, subject to the satisfaction of the presence condition by the recipients and performance conditions based on the financial performance of the Group.

Performance review of the March 18, 2009 plan		Performance rate		Average performance rate/shares acquired (1)	Performance rate		Average performance rate (2)
	Weighting	2009	2010		2011	2012

Financial performance criteria	33%	0%	66%		52.1%
— Level of revenues
— Operating income	33%	0%	84%	33.5%	82.5%
— Operating Cash Flow minus restructuring Cash Outlays and capital expenditures	34%	0%	51%		50%
Acquisition of performance shares by recipients employed by the Group’s companies based in France		Vesting period of 2 years		314,372 shares	Holding period of 2 years
Acquisition of performance shares by recipients employed by the Group’s companies based outside France		Vesting period of 4 years

(1)	For the employees of the Group’s companies based in France, the average performance rate is calculated at the expiration of a 2-year period on the basis of the performance rates for each fiscal year.

(2)	For the employees of the Group’s companies based outside France, the average performance rate is calculated at the expiration of a 4-year period on the basis of the performance rates for each fiscal year.

After reviewing the performance criteria at the end of the vesting period of two years set for recipients who are employees of Group companies based in France, the number of shares vested amounted to 314,372 Alcatel Lucent shares for the 1,472 recipients present at the end of this period.

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2.1.4 Summary table for the performance share plans

History of the performance share plans at December 31, 2011

Date of Board of Directors Meeting	Number of performance shares			Total number of recipients	Vesting date of shares (1)	Number of vested shares	Availability date	Performance conditions
	Total number of shares	Shares granted to Executive Directors	shares granted to the Management Committee
03/16/2011	9,939,786	-	1,400,000	8,177	03/16/2013 or 03/16/2015	-	03/16/2015	Share price performance
03/16/2011	200,000	200,000 (Chairman of Board of Directors)	-	1	03/16/2013	-	03/16/2015	Share price performance and 1 qualitative criterion
03/17/2010	7,114,502	-	812,163	10,952	03/17/2012 or 03/17/2014	-	03/17/2014	1 financial criterion
03/17/2010	200,000	200,000 (Chairman of Board of Directors)	-	1	03/17/2012	-	03/17/2014	1 financial criterion and 1 qualitative criterion
03/18/2009	6,782,956	-	866,658	11,075	03/18/2011 or 03/18/2013	314,372	03/18/2013	3 financial criteria
03/18/2009	200,000	200,000 (Chairman of Board of Directors)	-	1	03/18/2011	200,000	03/18/2013	3 financial criteria and 1 qualitative criterion
10/29/2008	250,000	250,000 (Chief Executive Officer)	-	1	02/10/2011	250,000	02/10/2013	2 financial criteria and 1 qualitative criterion
09/17/2008	100,000	100,000 (Chairman of Board of Directors)	-	1	11/03/2010	100,000	11/03/2012	2 financial criteria and 1 qualitative criterion
Total	24,787,244	950,000	3,078,821	30,209		864,372

(1)	This is the earliest date at which performance shares can become fully vested with full ownership to be acquired on the first business day following the acknowledgement, at the end of the vesting period, that the presence and performance conditions have been met.

7.2.1.5 Stock options

As with the performance shares, the stock options mechanism is extended over a period of four years. The acquisition of the stock options is subject to the recipient’s presence in the Group at the time of vesting, as well as to a performance condition, but which applies only to the Executive Directors and members of the Management Committee.

Annual grant

Annual plan decided on March 16, 2011. The Board of Directors decided to grant a total of 11,251,125 stock options, at an exercise price of €3.70, to 8,178 employees, Executive Directors and officers of the Group, subject to the satisfaction of a presence condition.

2011 annual plan: grant of 11.3 million stock options to 8,178 recipients
2012 annual plan: grant of 10.8 million stock options to 7,950 recipients

This grant includes an allocation of 2,700,000 stock options to members of the Management Committee, representing 24% of the annual grant. For them, the vesting is conditional on the fulfillment of a performance condition, which counts for 50% for members of the Management Committee, and for 100% for the Chief Executive Officer (see Section 7.2.2.5 “Chief Executive Officer”), as described below.

Annual plan decided on March 14, 2012. At its meeting our Board of Directors decided to grant a total of 10,770,255 million stock options, at an exercise price of €2, to 7,950 employees, Executive Directors and officers of the Group, subject to the satisfaction of a presence condition. This plan includes a grant of 1,100,000 stock options to members of the Management Committee with the exception of the Chief Executive Officer, representing 10.2% of the annual grant, the vesting of which is conditional, for 50% for members of the Management Committee on the fulfillment of a performance condition, as described below.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Main characteristics of the 2011 and 2012 Annual plans

Limitation. The number of options granted pursuant to the authority given to the Board of Directors at the Shareholders’ Meeting of 2010 for a period of 38 months, is limited to 3% of the share capital. The Group’s policy concerning the grant of options limits to 1% the grants within each annual stock option plan.

Gradual vesting. Recipients acquire rights to options granted to them gradually over a period of 4 years, subject to their presence at each vesting date. The rights to the options vest at a rate of 25% per year for recipients who are employees of Group companies based outside France. For recipients who are employees of Group companies based in France, the mechanism has been adapted to address the specificities of applicable regulations: the vesting period of 4 years has an initial vesting period of 2 years after which the recipient acquires 50% of the rights, followed by a gradual acquisition of up to 25% at the end of the third year and 25% at the end of the fourth year.

Exercise rights. Options may be exercised once definitively vested, subject to any holding period that may be imposed by law in certain countries. For example, recipients who are employees of Group companies based in France may not exercise their options before the end of the holding period required by Article 163 bis C of the French tax code, which is currently four years from the grant date. The options must be exercised before the end of the plan, that is, within eight years from the grant.

Consequently, for all Group employees—regardless of which legal entity is their employer—the stock options granted are potentially only available at the end of the fourth year following the grant.

No discount. The exercise price for the options does not include any discount or reduction on the average opening share price for Alcatel Lucent shares on the NYSE Euronext Paris stock market for the 20 trading days preceding the Board of Directors meeting at which the options are granted, and the exercise price cannot be lower than the par value of the shares, that is, €2. The decision of the Board of Directors is taken each year at the same time to limit any windfall effects.

Performance conditions for Executive Directors and officers. Grants of stock options are subject to performance criteria for Executive Directors and officers. These criteria apply to 100% of the options granted to Executive Directors of the Group, consistent with the recommendations of the AFEP-MEDEF Code, and to 50% of options granted to members of the Management Committee.

The financial criterion selected for the 2011 and 2012 grants to members of the Management Committee is the evolution of Free Cash Flow, as defined, in the 2011 and 2012 stock option plans. Performance is assessed at the end of each fiscal year during a four-year period. The rights to the options vest at a rate of 25% of rights per year for recipients who are employees of a Group company based outside France, and 50% of rights at the end of a first period of two years, and then 25% of rights at the end of the two following periods of one year, for recipients who are employees of a Group company based in France.

Depending on the performance attained, a coefficient ranging from 0 to 100% is used to calculate the number of vested rights in respect of each period (see Section 7.2.1.6 “Performance reviews for the stock option plans”).

Main characteristics of the 2008, 2009 and 2010 Annual plans

Gradual vesting. Recipients acquire rights to options granted to them gradually over a period of 4 years from the grant date, subject to their presence as employees at the end of each period. The rights to the options vest at a rate of 25% of rights after the first year and up to 1/48th of rights after each following month.

The exercise of the rights and the absence of discount are the same as for the 2011 and 2012 plans.

Performance conditions for Executive Directors and officers. The performance of the Alcatel Lucent share price is the performance criterion chosen for the grant of stock options to Executive Directors and officers from 2008 to 2010. This criterion applies to 50% of the options granted to the Executive Directors of the Group and to 50% of the options granted to members of the Management Committee. The gradual vesting of rights depends on the presence of the recipient as an employee at the end of each period and on the performance of the Alcatel Lucent share price, measured against the share price of a representative sample of 12 other solutions and service providers in the telecommunications equipment sector (ADTRAN, Arris, Ciena, Cisco, Comverse, Ericsson, F5 Networks, Juniper, Nokia, Motorola Solutions Inc., Tellabs and ZTE).

This sample may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. The reference price will be calculated, for the Alcatel Lucent share, based on the average opening price on NYSE Euronext Paris exchange for the 20 trading days preceding the end of each one-year period, and for the shares of the other issuers, on a similar basis in the principal exchange where they are listed.

The development of the Alcatel Lucent share price and that of the other issuers is measured over a period of 4 years:

—	At the end of each period of one year, with respect to 25% of the rights each year, for all Executive Directors and officers, in order to measure the performance each year;

—

and at the end of the fourth period for the final determination of the number of rights upon expiration of the vesting period, in order to measure the performance of the Alcatel Lucent share price between the grant date and the end of the fourth period (see Section 7.2.1.6 “Performance reviews for the stock option plans”).

Depending on Alcatel Lucent’s share price performance, a coefficient ranging from 0 to 100% is used to calculate the number of rights acquired during each period. The Board of Directors determines, on the basis of an analysis validated each year by a consulting firm contracted for this purpose, whether or not the performance condition has been satisfied.

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2.1.6 Performance reviews for the stock option plans

The plans concerning stock options granted to members of our Management Committee that are subject to a performance condition applying to 50% of the grant were subject to an annual performance review. This determination occurs at the end of annual periods over four years, starting from the grant date, and concerns 25% of the options per period. The number of stock options vested depends on the ranking of Alcatel Lucent’s share price performance compared with our sample group for the plans between 2008 and 2010, and on a financial performance criterion for the 2011 plan.

Performance review	Number of options granted	Exercise price in Euros	Exercise period	Performance conditions	Rank and reference period coefficient								Number of cumulated vested rights per plan
					Period 1(1)		Period 2(1)		Period 3(1)		Period 4(2)
					Rank	Coef.	Rank	Coef.	Rank	Coef.	Rank	Coef.
Plan of 03/16/2011 (3)	1,400,000	3.70	03/16/2012 to 03/15/2019	Financial performance criteria applied to 50 % of the grant	N/A	33%							149,625
Plan of 03/01/2011	400 000	3.20	03/01/2012 to 03/01/2019	Share price performance applied to 50% of the grant	11	0%							50,000
Plan of 10/01/2010	400,000	2.30	10/01/2011 to 09/30/2018	Share price performance applied to 50% of the grant	4	100%							0
Plan of 07/01/2010	400,000	2.20	07/01/2011 to 06/30/2018	Share price performance applied to 50% of the grant	1	100%							100,000
Plan of 03/17/2010	1,980,000	2.40	03/17/2011 to 03/16/2018	Share price performance applied to 50% of the grant	4	100%	13	0%					967,500
Plan of 03/18/2009	2,600,000	2.00	03/18/2010 to 03/17/2017	Share price performance applied to 50% of the grant	4	100%	4	100%	13	0%			1,475,000
Plan of 12/31/2008	1,700,000	2.00	12/31/2009 to 12/30/2016	Share price performance applied to 50% of the grant	10	50%	10	50%	12	0%			850,000

(1)

Plans 2008 to March 1st, 2011: Depending on Alcatel Lucent’s share price performance, a coefficient ranging from 0% to 100% is used to calculate the number of rights vested in each period. No rights are vested if Alcatel-Lucent’s share price is last in this ranking.

(2)

Plans 2008 to March 1st, 2011: for purposes of determining the final number of options vested at the end of the four-year vesting period, the performance of Alcatel Lucent’s and the other issuers’ shares in the sample group is measured for the period from the grant date to the end of the 4th period to obtain a new ranking. Depending on Alcatel Lucent’s share price ranking over the four-year period, a new coefficient is determined. This coefficient is used to calculate the total vesting for the recipient if it is more favorable than the ranking on each anniversary date. In that case, the number of shares vesting in the last period is adjusted accordingly.

(3)	Plan of March 16, 2011: The performance rate is determined for each fiscal year. For recipients who are employees of Group companies that are based in France, an average performance rate is determined on the basis of the performance rate obtained for the first two fiscal years (See Section 7.2.1.5. “Stock options”).

Plans for the benefit of the Chief Executive Officer are covered in Section 7.2.2.6 “Performance reviews for the grants to the Chief Executive Officer”.

7.2.1.7 Summary tables for the stock option plans

AMF Table N°9 : Information on the largest grants or exercises for fiscal year 2011

In compliance with the provisions of Article L. 225-184 of the French Commercial code, the table below provides information for fiscal year 2011 relating to the employees (other than the Chairman and the CEO) who received the ten largest grants and were issued the ten largest numbers of shares upon exercise of stock options.

	Number of stock options granted	Weighted average price	Plans
10 largest employees stock options grants	1,300,000	€3.55	Plans of March 1, and March 16, 2011
10 largest employees stock options exercises	860,414	€3.77	Plans of March 25, and December 31, 2008 Plan of March 18, 2009

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

History of Alcatel Lucent stock option plans at December 31, 2011

	Total potential number of new shares (3)					Option exercise period
Date of Board of Directors Meetings	Exercise price (in Euros)	Total number of options granted	Granted to Executive Directors (1)	Granted to the Management Committee (2)	Total Number of Recipients	From	To	Number of options exercised	Number of options cancelled	Outstanding options at 12/31/2011
2003										0
03/07/2003	6.70	25,626,865	750,000	590,000	23,650	03/07/2004- 03/07/2007	03/06/2011	7,240,372	18,386,493	0
06/18/2003	7.60	338,200		5,000	193	06/18/2004- 06/18/2007	06/17/2011	59,361	278,839	0
07/01/2003	8.10	53,950			19	07/01/2004	06/30/2011	15,868	38,082	0
09/01/2003	9.30	149,400		50,000	77	09/01/2004- 09/01/2007	08/31/2011	4,498	144,902	0
10/01/2003	10.90	101,350			37	10/01/2004- 10/01/2007	09/30/2011	906	100,444	0
11/14/2003	11.20	63,600			9	11/14/2004- 11/14/2007	11/13/2011	0	63,600	0
12/01/2003	11.10	201,850			64	12/01/2004- 12/01/2007	11/30/2011	8,222	193,628	0
2004										9,377,950
03/10/2004	13.20	18,094,315	400,000	955,000	14,810	03/10/2005- 03/10/2008	03/09/2012	700	9,058,447	9,035,168
04/01/2004	13.10	48,100			19	04/01/2005- 04/01/2008	03/31/2012	0	31,800	16,300
05/17/2004	12.80	65,100			26	05/17/2005- 05/17/2008	05/16/2012	0	41,199	23,901
07/01/2004	11.70	313,450			187	07/01/2005- 07/01/2008	06/30/2012	2,399	151,658	159,393
09/01/2004	9.90	38,450			21	09/01/2005	08/31/2012	822	14,078	23,550
10/01/2004	9.80	221,300			85	10/01/2005- 10/01/2008	09/30/2012	18,778	133,684	68,838
11/12/2004	11.20	69,600			20	11/12/2005	11/11/2012	0	45,800	23,800
12/01/2004	11.90	42,900			11	12/01/2005	11/30/2012	0	15,900	27,000
2005										9,978,703
01/03/2005	11.41	497,500			183	01/03/2006	01/02/2013	7,558	205,503	284,439
03/10/2005	10.00	16,756,690		720,000	9,470	03/10/2006- 03/10/2009	03/09/2013	292,370	6,912,375	9,551,945
06/01/2005	8.80	223,900			96	06/01/2006- 06/01/2009	05/31/2013	7,576	130,439	85,885
09/01/2005	9.80	72,150			39	09/01/2006	08/31/2013	0	33,700	38,450
11/14/2005	10.20	54,700			23	11/14/2006	11/13/2013	0	36,716	17,984
2006										10,846,184
03/08/2006	11.70	17,009,320	390,400	1,318,822	8,001	03/08/2007- 03/08/2010	03/07/2014	0	6,518,616	10,490,704
05/15/2006	12.00	122,850			53	05/15/2007	05/14/2014	0	47,908	74,942
08/16/2006	9.30	337,200			217	08/16/2007- 08/16/2010	08/15/2014	0	88,150	249,050
11/08/2006	10.40	121,100			26	11/08/2007- 11/08/2010	11/07/2014	0	89,612	31,488
2007										26,118,182
03/01/2007	10.00	204,584			42	03/01/2008- 03/01/2011	02/28/2015	0	71,631	132,953
03/28/2007	9.10	40,078,421	800,000	2,130,000	15,779	03/28/2008- 03/28/2011	03/27/2015	0	14,430,872	25,647,549
08/16/2007	9.00	339,570			119	08/16/2008- 08/16/2011	08/15/2015	0	141,113	198,457
11/15/2007	6.30	294,300		210,000	33	11/15/2008- 11/15/2011	11/14/2015	0	155,077	139,223

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

	Total potential number of new shares (3)					Option exercise period
Date of Board of Directors Meetings	Exercise price (in Euros)	Total number of options granted	Granted to Executive Directors (1)	Granted to the Management Committee (2)	Total Number of Recipients	From	To	Number of options exercised	Number of options cancelled	Outstanding options at 12/31/2011
2008										38,563,749
03/25/2008	3.80	47,987,716		2,050,000	14,414	03/25/2009- 03/25/2012	03/24/2016	1,360,248	10,696,725	35,930,743
04/04/2008	3.80	800,000	800,000		1	04/04/2009- 04/04/2012	04/03/2016	0	316,667	483,333
07/01/2008	4.40	223,700			64	07/01/2009- 07/01/2012	06/30/2016	0	72,417	151,283
09/17/2008 (3)	3.90	250,000	250,000		1	09/17/2009- 09/17/2012	09/16/2016	0	0	250,000
12/31/2008 (3)	2.00	2,052,400		1,700,000	88	12/31/2009- 12/31/2012	12/30/2016	243,567	60,443	1,748,390
2009										42,909,812
03/18/2009	2.00	30,656,400			76,641	03/18/2010- 03/18/2013	03/17/2017	2,439,386	4,036,085	24,180,929
03/18/2009 (3)	2.00	21,731,110	1,000,000	2,600,000	11,112	03/18/2010- 03/18/2013	03/17/2017	1,890,438	1,827,404	18,013,268
07/01/2009	2.00	443,500			54	07/01/2010- 07/01/2013	06/30/2017	16,207	46,361	380,932
10/01/2009	2.90	282,500			25	10/01/2010- 10/01/2013	09/30/2017	15,829	32,167	234,504
12/01/2009	2.50	108,400			16	12/01/2010- 12/01/2013	11/30/2017	0	8,221	100,179
2010										18,925,417
03/17/2010 (3)	2.40	18,734,266	1,000,000	1,980,000	10,994	03/17/2011- 03/17/2014	03/16/2018	368,397	1,035,451	17,330,418
07/01/2010 (3)	2.20	721,000		400,000	65	07/01/2011- 07/01/2014	06/30/2018	2, 500	39,501	678,999
10/01/2010 (3)	2.30	851,000		400,000	54	10/01/2011- 10/01/2014	09/30/2018	0	58,500	792,500
12/09/2010	2.20	125,500			27	12/09/2011- 12/09/2014	12/08/2018	0	2,000	123,500
2011										12,258,880
03/01/2011 (3)	3.20	605,000		400,000	39	03/01/2012- 03/01/2015	02/28/2019	0	12,000	593,000
03/16/2011 (3)	3.70	11,251,125	1,300,000	1,400,000	8,178	03/16/2012- 03/16/2015	03/15/2019	0	304,463	10,946,662
06/01/2011	4.20	414,718			61	06/01/2012- 06/01/2015	05/31/2019	0	6,000	408,718
09/01/2011	2.50	171,000			44	09/01/2012- 09/01/2015	08/31/2019	0	6,000	165,000
12/01/2011	2.00	145,500			45	12/01/2012- 12/01/2015	11/30/2019	0	0	145,500

TOTAL		259,095,550	6,690,400	16,908,822	195,232			13,996,002	76,120,671	168,978,877

(1)	2003 to 2006 : Mr. S. Tchuruk, 2006 to 2008 : Ms P. Russo, 2008 to 2011 : Mr. B. Verwaayen.

(2)	2003 : 11 members, 2004 : 11 members, 2005 : 7 members, 2006 : 14 members, 2007 : 9 members, 2008 : 11 members, 2009 : 14 members, 2010 : 16 members, 2011 : 15 members.

(3)	The number of shares that may be acquired depends on the level of satisfaction of the performance conditions. For an annual performance review, see Section 7.2.1.6 “Performance reviews for the stock option plans”.

7.2.1.8 Collective profit-sharing agreement and Collective Pension Savings Plan (PERCO)

The Group’s companies have set up collective profit-sharing agreements and employee savings plans based on the recommendations of senior management. Furthermore, when authorized by local legislation, foreign subsidiaries have introduced profit-sharing plans for their employees in compliance with the relevant local laws.

On February 23, 2009, the Group’s French companies and the trade unions representing these companies signed a collective agreement concerning the creation of a Collective

Pension Savings Plan (PERCO). PERCO may be used by employees of the Group’s French companies to top up their future pensions or to carry out other plans such as purchasing their main residence. This initiative allows them to make payments into a long-term savings plan and to receive matching contributions from Alcatel Lucent. PERCO is an addition to the Company’s existing employee savings plans.

Until June 25, 2009, only payments made into Alcatel Lucent’s Employee Shareholder Fund (Fonds Actionnariat Alcatel-Lucent) could be matched by employer contributions (if the holding period is at least 5 years). To encourage the employees to contribute to the pension savings plan, the

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

signatories of the PERCO agreement favored setting up a joint matching contribution allowance for the PERCO and the Alcatel Lucent Employee Shareholder Fund for all of the Group’s French companies. Alcatel Lucent will top up any profit-sharing or voluntary payments made into the plan.

Each year, for up to €3,000 invested by an employee in PERCO and/or the Alcatel Lucent Employee Shareholder Fund, there will be a maximum employer gross contribution of €2,000.

The employer contribution is calculated as follows:

—	100% of the employee’s payments up to €1,000 of accumulated payments;

—	70% of the employee’s payments, when the accumulated payments are between €1,001 and €2,000;

—	30 % of the employee’s payments, when the accumulated payments are between €2,001 and €3,000.

7.2.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS

7.2.2.1 Compensation policy for the Executive Directors and officers

The compensation policy for the Executive Directors is established in accordance with the recommendations of the AFEP-MEDEF Code. Based on the recommendation of the Compensation Committee, the Board of Directors determines all compensation and long-term benefits awarded to the Chairman of the Board and the Chief Executive Officer.

Role of the Board of Directors and the Compensation Committee

The Board of Directors ensures a balance between the various components of the Executive Directors’ compensation (fixed and variable compensation, stock options and performance share awards, and additional pension benefits if any). It also ensures that these components comply with the principles of comprehensiveness, balance, benchmarking, consistency, clarity of the rules and reasonableness set forth in the AFEP-MEDEF Code.

Proposals for the compensation of the Chairman and of the Chief Executive Officer, as well as that of Directors and key executives, are established under the responsibility of the Compensation Committee. It evaluates all compensation paid or attributed to them, including compensation relating to retirement, and other benefits of any nature.

The Committee’s recommendations concern the annual evaluation of the Group’s senior management and the setting of the fixed and variable compensation paid to key executives. This includes the rules for determining the variable part of their compensation, which is based on their performance and our Company’s medium-term strategy, as well as the targets against which performance is measured.

The Committee’s recommendations take into account, in particular, the various compensation surveys available (Aon Hewitt Euro Executive survey, Mercer, Radford...).

The Compensation Committee also reviews the policies relating to the grant of stock options and performance shares to the Group’s executive officers, and in particular to members of the Management Committee.

General principles applied to the long-term incentives of the Executive Directors

Pursuant to the AFEP-MEDEF Code, all grants of performance shares and stock options to our Executive Directors are subject to the satisfaction of one or more performance conditions as determined by our Board of Directors. According to the authorizations given by the Shareholders’ Meeting of June 1, 2010, these grants should not represent more than 6% of the total number of employees grants over a period of 38 months. Our Board of Directors also determines specific conditions pertaining to the holding periods for shares allocated to our Executive Directors, in accordance with Article L. 225-197-1 of the French Commercial Code, and to the obligation to purchase Alcatel Lucent shares related to the grant of performance shares as provided in the AFEP-MEDEF Code.

Pursuant to the Law of December 3, 2008 to promote earnings for employees, these grants were accompanied by a mechanism providing to more than 90% of the staff of the French companies of the Group an interest in its performance, by way of a supplemental profit-sharing payment.

Grants of stock options and performance shares combined made to our Executive Directors represent in average for 2011 and 2012, 4% of the annual grants decided by the Board of Directors, which represents 0,04% of the Company’s capital.

The breakdown of the annual grants of stock options and performance shares between our employees and our executives (including members of the Management Committee) on average in 2011 and 2012 is summarized as follows:

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Compensation policy for the Executive Directors

The compensation policy for our Executive Directors was determined by the Board of Directors taking into account the difficult situation—both in terms of markets and technologies—that the Group experienced in mid 2008, at the time of their appointment, and the challenges they agreed to meet at that time.

The table below reflects the main criteria adopted for fiscal years 2011 and 2012:

As it concerns its guiding principles, this policy has not changed since 2008, which reinforces its clarity and the relevance of the choices originally made. In particular, the compensation of the Executive Directors has not been subject to any updating or reevaluation since their appointment. In addition, the Chairman and the Chief Executive Officer are subject for performance shares and stock-options, to the same quantitative performance criteria as the senior management and executives of the Group—that is, share performance compared to a panel and free cash flow—even if these criteria are, when applied with respect to them, subject to a specific weighting and supplemented by other more specific evaluation criteria taking into account the role given to them in the management of the Group and the related responsibilities.

7.2.2.2 Chairman of the Board of Directors

The compensation of the Chairman of the Board of Directors consists of a fixed annual compensation of €200,000 paid in cash, and share-based compensation, in line with the practices of companies in the Group’s main reference markets.

In application of the AFEP-MEDEF Code, the evaluation of the performance of the Chairman of the Board of Directors must not only be based on quantitative criteria, but must also consider the work performed and results obtained, as well as the specific responsibility assumed by the Chairman within the Group.

Annual compensation

The compensation of Mr. Philippe Camus was set at €200,000 at the time he took office. This amount, unchanged since 2008, was renewed for the fiscal year 2012 at the meeting of the Board of Directors on March 14, 2012. This compensation is 1.8 times the average remuneration of the directors of the Company and has no variable component.

Annual grant of performance shares

The Board of Directors determines, for each grant of performance shares, the performance criteria and specific conditions that apply to the acquisition of performance shares, including criteria for assessing the action of the Chairman throughout his term of office.

On March 16, 2011, our Board of Directors decided to grant 200,000 performance shares to Mr. Philippe Camus, all of which are subject to performance conditions over a vesting period of two years. Subject to the presence and performance conditions as described below, these performance shares will be available after a holding period of two years, starting at the end of the acquisition period.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

At the meeting on March 14, 2012, our Board of Directors decided to grant Mr. Philippe Camus 200,000 performance shares under conditions similar to those of the 2011 grant.

In March 2012, grant of 200,000 performance shares to Mr. Philippe Camus subject to the satisfaction of performance conditions

Performance conditions attached to the annual grant

Our Board of Directors decided to subject the Chairman’s acquisition of performance shares to the satisfaction of one quantitative criterion equal to 30% of the performance evaluation and of qualitative criteria equal to 70% of the performance evaluation. The quantitative criterion is based on the evolution of the Alcatel Lucent share price as defined for the Group Annual Plan (see Section 7.2.1.2. “Performance shares”).

The qualitative criteria are performance criteria tied to the “function of Chairman of the Board” based on specifics targets

The qualitative criteria are tied to the function of Chairman of the Board of Directors, based on specific targets defined by our Board of Directors the satisfaction of which will be assessed at the end of the vesting period of these rights, and comprising, for the 2011 grant:

—	to conduct the Board in its duties in defining the strategic Group goals;

—	to ensure that the Board composition is consistent with its missions and with the recommendations issued by the AFEP-MEDEF Code;

—	to ensure that the Company’s corporate governance adapts and evolves consistently and efficiently with changes in the industry.

The specific targets that make up the qualitative criteria for the 2012 grant were defined as follows:

—	to conduct the Board in its duties in defining the strategic Group goals;

—	to ensure that the Board composition is consistent with its missions and with the recommendations issued by the AFEP-MEDEF Code:

—	to ensure the implementation of the recommendations agreed by the Board on the basis of the Board’s evaluation performed at the beginning of 2012.

Presence condition and specific obligations attached to the annual grant

Presence condition: Mr. Philippe Camus must still be an Executive Director at the end of the two-year vesting period. This condition will be deemed to be satisfied if the Chairman of the Board of Directors is removed from office for reasons other than misconduct and in the event that he resigns for non-personal reasons or due to a change in the control of the company.

Obligation to keep vested shares: until such time as he ceases his functions, Mr. Philippe Camus must keep a number of performance shares received through grants equal in value to 100% of his annual compensation.

Purchase obligation: Mr. Philippe Camus is subject to an obligation to purchase two Alcatel Lucent shares per five performance shares acquired at the end of the vesting period. This requirement is effective at the end of the legal holding period for shares (four years after the grant date). However, it is suspended as long as the value of the Alcatel Lucent shares held by the Chairman is at least equal to 40% of his annual compensation net of tax.

In compliance with the AFEP-MEDEF Code, Mr. Philippe Camus has agreed not to use hedging instruments concerning the performance shares he receives.

Stock option grants

Mr. Philippe Camus has not received any Alcatel Lucent stock options.

Benefits after termination of functions

Mr. Philippe Camus has not received any commitment from the Company or any other Group company concerning the termination of his duties as Chairman of the Board or during the period following termination. Furthermore, he is not entitled to any additional or supplemental pension scheme.

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2.2.3 Performance reviews for the grants to the Chairman of the Board of Directors

The following plans were subject to a performance review during fiscal year 2011 and in early 2012.

Plan of March 16, 2011

On March 16, 2011, our Board of Directors decided to grant 200,000 performance shares to Mr. Philippe Camus, subject to the satisfaction of the presence condition and performance conditions based on a quantitative criterion (share price performance) which counts for 30%, and qualitative criteria (related to the duties of the Chairman of the Board of Directors) which count for 70%.

Performance review of the March 16, 2011 plan	Weighting	2011	2012	Average performance rate	2013	2014
Quantitative performance criterion: (Performance rate may range from 0% to 100%) — Alcatel Lucent’s share price performance against a representative sample of the share price of 12 other solution and service providers in the telecommunications equipment sector	30%	0%

Qualitative criterion related to the function of Chairman of the Board of Directors (Performance rate may range from 0% to 150%) — To conduct the Board in its duties in defining the strategic Group goals — To ensure that the Board composition is consistent with its missions and with the recommendations issued by the AFEP-MEDEF Code — To ensure that the Company’s corporate governance adapts and evolves consistently with changes in the industry	70%	Global performance review

Acquisition of performance shares (1)					Holding period of 2 years

(1)	The satisfaction of the conditions will be assessed at the end of the vesting period, at the earliest on March 16, 2013.

In 2012, the March 16, 2011 plan was subject to an initial performance review showing a performance rate of 0% (corresponding to the 13th share performance rank among the sample issuers’ group) relating to the quantitative performance criterion.

Plan of March 17, 2010

On March 17, 2010, our Board of Directors decided to grant 200,000 performance shares to Mr. Philippe Camus, subject to the satisfaction of the presence condition and performance conditions based on quantitative criteria (financial criterion) which counts for 30%, and qualitative criteria (related to the duties of the Chairman of the Board of Directors) which count for 70%.

Performance review of the March 17, 2010 plan	Weighting	2010	2011	Average performance rate	2012 2013
Quantitative performance criterion : Financial criterion (Performance rate may range from 0% to 200%) — Group’s operating income	30%	84%	82.5%	83.25%
Qualitative criteria related to the function of Chairman of the Board of Directors (Performance rate may range from 0% to 150%) — Implementing the recommendations arising from the review of the organization and operation of the Board of Directors conducted by the Board pursuant to article 9 of the AFEP-MEDEF Code with the assistance of Heidrick & Struggles. — Integration of new appointees to the Board of Directors — Leading the Board of Directors in its mission of defining the strategic direction of the Group	70%	Global performance review		120%

Global rate				109% limited to 100%

Acquisition of performance shares			200,000		Holding period of 2 years

After reviewing the performance criteria and at the end of the vesting period, the number of shares acquired by Mr. Philippe Camus in 2012 under the plan decided in 2010 amounted to 200,000 Alcatel Lucent shares. The shares will remain non-transferable until the end of the holding period of two years, that is, until March 16, 2014.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Plan of March 18, 2009

On March 18, 2009, our Board of Directors decided to grant 200,000 performance shares to Mr. Philippe Camus, subject to the satisfaction of the presence condition and performance conditions based on quantitative criteria (financial criterion) which counts for 30%, and qualitative criteria (related to the duties of the Chairman of the Board of Directors) which count for 70%.

Performance review of the March 18, 2009 plan	Weighting	2009	2010	Average performance rate	2011	2012

Quantitative performance criteria : Financial criteria (Performance rate may range from 0% to 200%) — Level of revenues	10%	0%	66%
— Operating income	10%	0%	84%	33,5%
— Operating cash flow minus cash outlays and capital expenditures	10%	0%	51%
Qualitative performance criteria related to the function of Chairman of the Board of Directors (Performance rate may range from 0% to 150%) — To conduct the Board in its duties in defining the strategic Group goals. — To ensure that the Board of Directors composition is consistent with its mission and with the recommendations issued by the AFEP-MEDEF Code. — To ensure that the Company’s corporate governance adapts and evolves consistently and efficiently with changes in the industry.	70%	Global performance review		150%
Global rate				115% (limited to 100%)
Acquisition of performance shares				200, 000	Holding period of 2 years

After reviewing the performance criteria and at the end of the vesting period, the number of shares acquired by Mr. Philippe Camus in 2011 under the plan decided in 2009 amounted to 200,000 Alcatel Lucent shares. The shares will remain non-transferable until the end of the holding period of two years, that is, until March 18, 2013.

7.2.2.4 Tables established in accordance with AMF recommendations on compensation of the Chairman of the Board of Directors

AMF Table N°1: Table summarizing the compensation, stock options and performance shares granted to the Chairman of the Board of Directors

Philippe Camus - Chairman of the Board of Directors	Fiscal year 2010	Fiscal year 2011
Fixed compensation related to the fiscal year(1)	200,000	200,000
Variable compensation related to the fiscal year	-	-
Benefits in kind	-	-
Subtotal – Actual compensation	200,000	200,000

Non-cash incentive compensation—Theoretical total value of performance shares computed according to IFRS 2 (200,000 options granted in each of March 2010 and March 2011 in relation to fiscal year 2009 and 2010 respectively (see AMF Table n°6 below); these performance shares are subject to performance conditions assessed over a two-year period and only available after a holding period of 2 years:

- Computed on grant date according to IFRS 2	480,000	696,000
- Updated as of March 14, 2012	354,000	316,000
Non-cash incentive compensation—Theoretical total value of options (no options granted in 2010 and 2011)	0	0
Total – based on value computed at grant date	680,000	896,000
Total – based on updated value as of March 14, 2012	554,000	516,000

(1)	Related to the fiscal year and paid during the year.

The theoretical total value of performance shares granted to the Chairman corresponds to the value computed in accordance with IFRS 2 at the date of the corresponding grant, such value being expensed in the consolidated financial statements of the Group over the related vesting period (2 years). In compliance with IFRS 2 requirements, this value is determined at the grant date and may not be amended subsequently even if some of the assumptions taken initially are no longer valid at a certain point in time. Therefore, this value is not predictive of the actual advantage granted, that is the future net cash proceeds, if any, which could be derived from this grant. Future cash proceeds, if any, will in particular depend on the share price on the dates of any future sale of the shares vested and on the then applicable taxes and social security contributions, which cannot be determined at this time. For the purpose of the calculation of the value computed at grant date, the performance conditions have been assumed to be fully satisfied during the entire vesting period. For the purpose of the calculation of the value updated as of March 14th, 2012, the actual level of satisfaction of the performance conditions was taken into account for those as to which the level is already determined as of March 14, 2012, and the level of satisfaction has been assumed to be at 100% for the ones to be assessed over the remaining vesting period.

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVE

The level of satisfaction of the performance conditions related to the Chairman’s performance share grants to date is presented in Section 7.2.2.3 “Performance reviews for the grants to the Chairman of the Board of Directors” and AMF Table N°6 below.

AMF Table N°2: Table summarizing the compensation of the Chairman of the Board of Directors

(Amounts in euros)	Fiscal year 2010		Fiscal year 2011
	Due	Paid	Due	Paid
Philippe Camus - Chairman of the Board of Directors
Fixed compensation	-	200,000	-	200,000
Variable compensation	-	N/A	-	N/A
Exceptional compensation	-	N/A	-	N/A
Directors’ fee	-	N/A	-	N/A
Benefits in kind	-	N/A	-	N/A
Total	-	200,000	-	200,000

AMF Table N°6: History of performance shares granted to Mr. Philippe Camus

Grants	Number of shares	Vesting date (1)	Number of shares vested	Availability Date	Mixed performance conditions	Unit valuation (2)
Mr. Philippe Camus
Plan of 09/17/2008	100,000	11/03/2010	100,000	11/03/2012	2 financial criteria and 1 qualitative criterion	€3.05
Plan of 03/18/2009	200,000	03/18/2011	200,000	03/18/2013	3 financial criteria and 1 qualitative criterion	€1.19
Plan of 03/17/2010	200,000	03/17/2012	200,000	03/17/2014	1 financial criterion and 1 qualitative criterion	€2.40
Plan of 03/16/2011	200,000	03/16/2013	-	03/16/2015	Alcatel-Lucent’s share price performance and 1 qualitative criterion	€3.48
Plan of 03/14/2012	200,000	03/14/2014	-	03/14/2016	Alcatel-Lucent’s share price performance and 1 qualitative criterion	€1.64	(3)

Total	900,000	-	500,000	-	-	-

(1)	This is the earliest date at which performance shares can become fully vested, with full ownership to be acquired on the first business day following the verification, at the end of the vesting period, that the presence and performance conditions have been met.

(2)	The unit value (rounded to the nearest tenth of Euro) corresponds to the value in the consolidated financial statements. This value results from theoretical computations. Actual gains realized will depend on the share price on the dates of sale of the Alcatel-Lucent shares.

(3)	The unit value for the 03/14/2012 plan was calculated on the basis of a share price of €1.80 on the same date.

Table AMF n°10: Table summarizing the situation of the Chairman of the Board of Directors

	Employment contract	Supplemental pension schemes	Termination payments or benefits payable or likely to become payable resulting from the termination or change of position	Compensation paid pursuant to a non- competition clause
Mr. Philippe Camus Chairman of the Board of Directors appointed on October 1, 2008 and renewed at the Shareholders’ Meeting on June 1, 2010	None	None	None	None

Apart from the contractual commitments described above, we have no other commitments concerning the Chairman of the Board of Directors with regard to compensation, allowances or benefits due, or likely to be due, by reason of the termination or change of duties or following such termination or change of duties.

7.2.2.5 Chief Executive Officer

The total annual compensation of Mr. Ben Verwaayen, like that of all the Group’s managers and executives, consists of a fixed portion and a variable portion, plus a long-term benefit. The variable compensation is determined each year by the Board of Directors according to pre-defined performance criteria.

The compensation of the Chief Executive Officer is determined each year by the Board of Directors based on the recommendation of the Compensation Committee. The performance criteria applicable to his variable compensation and to the long-term compensation, which are particularly pro-active and demanding, reflect the Group’s strategy and transformation objectives.

Annual compensation

To ensure transparency and clarity, the criteria for determining the compensation of the CEO are specific and pre-established, in accordance with the AFEP-MEDEF Code. Their main characteristics have not changed since he took office as Chief Executive Officer on September 15, 2008. As a result, he is the recipient of a fixed annual compensation of €1.2 million which has been left unchanged since 2008.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

The Chief Executive Officer is also the recipient of a variable compensation based, as that of all employees of Alcatel Lucent, on the Group’s operating income as defined for purposes of the Global Annual Incentive Plan, that is, on a quantitative criterion. This variable compensation was established at €1,062,000, corresponding to 59% of the target bonus, in respect of fiscal year 2010, and at €925,200, that is, 51.4% of the target bonus, in respect of fiscal year 2011. The target bonus is 150% of his fixed compensation if he meets 100% of his targets and may reach twice the target. Depending on the actual level of performance achieved, his variable compensation may range from 0% to 300% of his fixed compensation, if performance targets are substantially exceeded.

On the recommendation of the Compensation Committee, our Board of Directors also decided to maintain the same compensation elements for fiscal year 2012, that is, a fixed portion in the amount of €1.2 million and a variable portion that will depend on the level of the Group’s operating income as defined for purposes of the Global Annual Incentive Plan.

The compensation elements of Mr. Ben Verwaayen are the same as when he was appointed in 2008

Mr. Ben Verwaayen receives notably, as benefits in kind, a monthly impatriation allowance of €10,000 and the use of a company car with a driver.

Absence of severance payments in the event of termination of functions

Mr. Ben Verwaayen is not entitled to any severance payment, even upon forced termination resulting from a change in control or strategy. No employment contract exists between him and Alcatel Lucent or its subsidiaries, in accordance with the AFEP-MEDEF Code.

Annual stock option grants

In 2011 the Chief Executive Officer received, as in 2010 and 2009, a long-term compensation consisting entirely of stock options and 100% subject to the performance conditions described below, as recommended by the AFEP-MEDEF Code. By decision of the Board of Directors on March 16, 2011, 1.3 million stock options were granted to him, at an exercise price of €3.70. Their vesting is spread over four years.

During its meeting on February 8, 2012, the Board of Directors discussed the compensation package of the CEO, Mr. Ben Verwaayen, for 2012. Mr. Ben Verwaayen stated that, although results improved significantly in 2011, the Company had not yet reached ‘normality’ as described in the three-year plan for 2009-2011. Consequently, Mr. Ben Verwaayen asked the Board of Directors not to grant him any stock options or performance shares in 2012. After appropriate consideration, the Board of Directors agreed to this request, but retained the right to reconsider its position in 2013.

Performance conditions attached to annual stock option grants

The stock options granted in 2011 are subject to quantitative performance criteria combining the performance of the Alcatel Lucent share price and a financial criterion, as follows:

Share price performance: The rights to the options are subject, for 50% of the total number of options granted, to a performance condition based on the Alcatel Lucent share price, as described in Section 7.2.1.5 “Stock options”, consistent with the mechanism used for the stock options granted from 2008 to 2010 to the executives of the Group.

Free Cash Flow: The rights to the options are subject, for 50% of the total number of options granted, to a performance condition based on the evolution of Free Cash Flow, identical in its modality to that applicable to executives in accordance with the 2011 mechanism described in section 7.2.1.5 “Stock options”.

Conditions and specific obligations attached to the annual grant of stock options

Presence condition: Mr. Ben Verwaayen will acquire full rights over the stock options as long as he is still an Executive Director at the end of the vesting period. This condition will be deemed to be satisfied if the CEO is removed from office for reasons other than misconduct and in the event that he resigns for non-personal reasons or due to a change in the control of our Company.

No discount: The shares may be subscribed at a price per share corresponding to the average of the 20 opening prices preceding the date of the Board meeting granting stock options.

Gradual vesting period: The options will vest over four years at a rate of 50% of the options at the end of an initial period of two years and then 25% of the options at the end of each of the following two annual periods.

Availability: Subject to the presence and performance conditions above, the stock options become available after a holding period of four years starting from the time of the grant, with a total plan duration of eight years.

Holding obligation for shares acquired: Mr. Ben Verwaayen must retain, until the end of his term of office, Alcatel Lucent shares equal in value to 100% of the capital gains resulting from the exercise of his options, net of tax and mandatory contributions and of the gains required to fund the exercise of the options. This obligation is suspended as long as the value of Alcatel Lucent shares held remains equal in value to or above 40% of his annual compensation net of tax (fixed and variable compensation based on the satisfaction of 100% of the targets set for him by the Board, for the year preceding the exercise of the stock options).

In compliance with the AFEP-MEDEF Code, Mr. Ben Verwaayen has agreed not to use hedging instruments for the stock options he is granted.

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVE

Benefits after termination

Since taking office, the Chief Executive Officer benefits from the private pension plan applicable to a group of beneficiaries mainly comprising French executives of the Group (AUXAD plan) and from a commitment from the Board of Directors guaranteeing him a total pension of up to 40% of his compensation, subject to performance conditions.

In the context of the AUXAD supplemental pension plan, Mr. Ben Verwaayen may exercise his rights to retirement starting from the age of 60, subject to the benefits of his pension rights under the French general Social security system and any other private pension plan. This pension scheme, established in 1976, has 330 beneficiaries, of which 41 executives who are currently employed by Alcatel Lucent and by its French subsidiaries more than 50%-owned by Alcatel Lucent.

This pension scheme supplements the benefits under the plan of the French AGIRC (General Association of Pensions Institutions for Managerial Staff) for the portion of income that exceeds eight times the annual social security pension limit, beyond which there is no legal or contractual pension scheme. The system and the method of calculation of the AUXAD plan are similar to those of the AGIRC plan. AUXAD does not require the beneficiary to be present at the company at the time of retirement.

A commitment was made by the Board of Directors to the Chief Executive Officer when he took office,

guaranteeing him a total pension of up to 40% of his compensation to take into account the fact that he has not contributed throughout his entire career to the French mandatory plans (CNAV, AGIRC-ARRCO). This commitment will be calculated based on the average of the two most highly-remunerated years in the last five years of his career at the Company. This supplemental pension will be reduced of the pension rights earned in respect of prior activities.

This commitment is subject to performance conditions:

—

three quantitative criteria, weighted at 75%, corresponding to the level of revenue and operating income compared with a representative sample of companies in the sector, and the evolution of the Alcatel Lucent share price in comparison with previous fiscal years;

—	qualitative criteria, weighted at 25%, corresponding to the strategic repositioning of our Company, changes to our business portfolio, and the evolution of the customer satisfaction index.

Thus, the Board of Directors has determined both quantitative and qualitative performance criteria to which the rights of the Chief Executive Officer under the pension plan at the end of his functions are subject.

7.2.2.6 Performance reviews for the grants to the Chief Executive Officer

The following plans were subject to a performance review during fiscal year 2011 and in early 2012.

History of stock option plans

The table below reflects the results of the performance reviews determined by our Board of Directors for all the plans pursuant to which stock options were granted to the Chief Executive Officer, subject to performance conditions. At March 19, 2012, the cumulative number of vested stock options was 1,125,000, taking into account the satisfaction of performance conditions attached to the option plans decided between 2008 and 2011.

Performance Review	Number of stock options	Exercise Price in Euros	Exercise period	Performance conditions	Rank and reference period coefficient								Cumulative number of options vested
					Period 1 (1)		Period 2 (1)		Period 3 (1)		Period 4 (1)(2)
					Rank	Coef.	Rank	Coef.	Rank	Coef.	Rank	Coef.
Plan of 09/17/2008	250,000	€3.90	09/17/2012 to 09/16/2016	Performance of Alcatel Lucent shares applied to 50% of the grant	12	0%	11	0%	4	100%			125,000
Plan of 03/18/2009	1,000,000	€2.00	03/18/2013 to 03/17/2017	Performance of Alcatel Lucent shares applied to 50% of the grant	4	100%	4	100%	13	0%			625,000
Plan of 03/17/2010	1,000,000	€2.40	03/17/2014 to 03/16/2018	Performance of Alcatel Lucent shares applied to 50% of the grant	4	100%	13	0%					375,000
Plan of 03/16/2011(3)			03/16/2015 to	Performance of Alcatel Lucent	13	0%
	1,300,000	€3.70	03/15/2019	shares and Free Cash Flow performance each applied to 50% of the grant	N/A	33%							0

(1)	Plans 2008 to 2010 : Depending on Alcatel Lucent’s share price performance, a coefficient that may range from 0% to 100% is used to calculate the number of options vested during each period. No options are vested if Alcatel Lucent’s share is ranked in last position.

(2)

For purposes of determining the final number of options vested at the end of the four-year vesting period, the performance of Alcatel Lucent’s and the other issuers’ shares in the sample group is measured for the period from the grant date to the end of the 4th period to obtain a new ranking. Depending on Alcatel Lucent’s share price ranking over the four-year period, a new coefficient is determined. This coefficient is used to calculate the total vesting for the recipient if it is more favorable than the ranking on each anniversary date. In that case, the number of shares vesting in the last period is adjusted accordingly.

(3)	2011 plan: see below.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Plan of March 16, 2011

On March 16, 2011 the Board of Directors decided to grant a maximum of 1,300,000 stock options to Mr. Ben Verwaayen, subject to the satisfaction of a mixed performance condition: share price performance for 50%, and free cash flow for 50%.

Performance review of the March 16, 2011 plan	Weighting
		Period 1					Period 2		Period 3
		2011		2012		Average 2011-2012	2013		2014
		Rank	Coef.	Rank	Coef.		Rank	Coef.	Rank	Coef.
Quantitative performance criteria: — Alcatel Lucent’s share price performance against a representative sample of the share of 12 other solution and service providers in the telecommunications equipment sector (2) (performance rate may range from 0% to 100%)	50%	13	0%		-	-		-		-

— Free Cash Flow (3) (performance rate may range from 0 à 100%)	50%	N/A	33%		-	-		-		-

Gradual vesting of options by period			50%				25%		25%
		Unavailability of the shares for 4 years

(1)	Vesting is spread over 3 periods: a 2-year vesting period for 50% of the options, followed by periods of one year, for 25% and 25% of the total number of options granted.

(2)	In each period, the vesting of half of the options is subject to the performance condition of the Alcatel-Lucent share price as described above (note 1 and 2 of the previous table).

(3)	The satisfaction of this performance condition will be assessed for each period by reference the Free Cash Flow : (i) for the first period : fiscal years 2011 and 2012, (ii) for the second period: 2013 and (iii) for the third period : 2014.

The exercise period runs from March 16, 2015 to March 15, 2019.

Performance share plans

Plan of October 29, 2008

On October 29, 2008, our Board of Directors decided to grant 250,000 performance shares to Mr. Ben Verwaayen, subject to the satisfaction of the presence condition and of performance conditions based on quantitative criteria (financial criteria) which count for 40%, and qualitative criteria (related to the duties of the CEO) which count for 60%.

Performance review of the October 29, 2008 plan	Weighting	2009	2010		Performance rate (1)	2011	2012
Quantitative performance criteria : financial criteria (performance rate may range from 0% to 200%) — Revenues	20%	0%	66%	}	37.5%	-	-
— Operating income	20%	0%	84%
Qualitative performance criterion related to the function of Chief Executive Officer (performance rate may range from 0% to 150%) — Definition of the Group’s strategy — Design and implementation of the structural model to support the proposed strategy	60%	Global performance review			150%	-	-

Global rate					105% (limited to 100%)
Acquisition of performance shares					250, 000	Holding period of 2 years

(1)	The performance of the financial criteria is assessed with respect to fiscal years 2009 and 2010.

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVE

After reviewing the performance criteria and at the end of the vesting period, the number of shares acquired by Mr. Ben Verwaayen in 2011 under the plan decided in 2008 amounted to 250,000 Alcatel Lucent shares. The shares will remain non-transferable until the end of the holding period of two years, that is, until February 9, 2013.

7.2.2.7 Tables prepared in accordance with AMF recommendations on the compensation of the Chief Executive Officer

AMF Table N°1: Table summarizing the compensation, and the stock-options and performance shares granted to the Chief Executive Officer

Ben Verwaayen - Chief Executive Officer	Fiscal year 2010	Fiscal year 2011
Fixed compensation related to the fiscal year (1)	1,200,000	1,200,000
Variable compensation related to the fiscal year (2)	1,062,000	925,200
Benefits in kind (1) (3)	128,672	125,892
Subtotal – Actual compensation	2,390,672	2,251,092

Non-cash incentive compensation - Theoretical total value of options (1,300,000 options granted in March 2011 in relation to fiscal year 2010 (see AMF Table n°4 below); decision of February 8, 2012, not to grant any options with respect to fiscal year 2011 (see text below). These options are subject to performance and presence conditions and may be exercised only after a four-year period:

- Computed on grant date according to IFRS 2	1,937,000	0

- Updated as of March 14, 2012	714,675	0
Non-cash incentive compensation - Theoretical total value of performance shares computed according to IFRS 2 (no performance shares were granted in 2010 and 2011).	0	0
Total – based on value computed at grant date	4,327,672	2,251,092
Total – based on updated value as of March 14, 2012	3,105,347	2,251,092

(1)	Related to the fiscal year and paid during the year.
(2)	Related to the fiscal year and paid in the following year after the publication of the annual results on the basis of which is determined the level of achievement of the annual performance targets.
(3)	This amount includes various advantages (impatriation allowance, car and driver...).

Mr. Verwaayen has requested that the Board of Directors not grant him any stock options or performance shares in relation to fiscal year 2011, in light of the performance of the Group in 2011. After appropriate consideration, the Board of Directors has agreed to this request, but has retained the right to reconsider its position in 2013.

The theoretical total value of options granted to the CEO corresponds to the value computed in accordance with IFRS 2 at the date of the corresponding grant, such value being expensed in the consolidated financial statements of the Group over the related vesting period (4 years). In compliance with IFRS 2 requirements, this value is determined at the grant date and may not be amended subsequently even if some of the assumptions taken into account initially are no longer valid at a certain point in time. Therefore, this value is not predictive of the actual advantage granted, that is, the future net cash proceeds, if any, which could be derived from this grant. Future net cash proceeds, if any, will in particular depend on the share price on the dates of the sale of the shares resulting from the exercise of the options and on the then applicable taxes and social security contributions, which cannot be determined at this time. For the purpose of the calculation of the value computed at grant date, the performance conditions have been assumed to be fully satisfied during the entire vesting period. For the purpose of the calculation of the value updated as of March 14th, 2012, the actual level of satisfaction of the performance conditions was taken into account for those as to which the level is already determined as of March 14, 2012, and the level of satisfaction has been assumed to be at 100% for the ones to be assessed over the remaining vesting period.

The level of satisfaction of the performance conditions related to the CEO’s stock options grants to date is presented immediately below.

Performance Review	Number of stock options granted	Exercice Price in €	Exercice period	Performance conditions	Cumulative number of options vested (1)	Level of achievement (2) as of March 19, 2012
Plan of 03/16/2011 (3)	1,300,000	€3.70	03/16/2015 to 03/15/2019	Performance of Alcatel-Lucent shares (50% of the grant) Free Cash Flow performance (50% of the grant)	0	0%
Plan of 03/17/2010	1,000,000	€2.40	03/17/2014 to 03/16/2018	Performance of Alcatel-Lucent shares applied to 50% of the grant	375,000	37.5%
Plan of 03/18/2009	1,000,000	€2.00	03/18/2013 to 03/17/2017	Performance of Alcatel-Lucent shares applied to 50% of the grant	625,000	62.5%
Plan of 09/17/2008	250,000	€3.90	09/17/2012 to 09/16/2016	Performance of Alcatel-Lucent shares applied to 50% of the grant	125,000	50%
Total	3,550,000				1,125,000	32%

(1)	Performance reviews are detailed in section 7.2.2.6 “Performance reviews for the grants to the Chief Executive Officer”
(2)	The level of achievement is the percentage of the cumulative number of options vested compared to the maximum number of options granted per plan as determined on March 19, 2012.
(3)	Plan of 03/16/2011: the options vest over four years at a rate of 50% of the options at the end of an initial period of two years and then 25% of the options at the end of each of the following two annual periods.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

AMF Table N°2: Table summarizing the compensation of the Chief Executive Officer

	Compensation related to fiscal year 2010		Compensation related to fiscal year 2011
Ben Verwaayen - Chief Executive Officer	Due(1)	Paid	Due(1)	Paid
Fixed compensation	-	1, 200, 000	-	1, 200,000
Variable compensation	1, 062, 000	-	925, 200	-
Exceptional compensation	-	-	-	-
Director’s fee	-	-	-	-
Benefits in kind (2)	-	128, 672	-	125,892
Total	1, 062, 000	1, 328, 672	925, 200	1,325,892

(1)	Variable compensation related to the fiscal year and due at year-end and paid in the following year, after the publication of the annual results on the basis of which is determined the level of achievement of the annual performance targets.
(2)	This amount includes various advantages (impatriation allowance, car and driver...).

AMF Table N°4: History of stock option grants

Mr. Ben Verwaayen	Number of stock options	Exercise price	Exercise period	Performance conditions	Unit valuation
Plan of 09/17/2008	250,000	€3.90	09/17/2012 to 09/16/2016	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€2.13
Plan of 03/18/2009	1,000,000	€2.00	03/18/2013 to 03/17/2017	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€0.57
Plan of 03/17/2010	1,000,000	€2.40	03/17/2014 to 03/16/2018	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€1.06
Plan of 03/16/2011	1,300,000	€3.70	03/16/2015 to 03/15/2019	Performance of Alcatel-Lucent shares and Free Cash Flow performance applied to 50% of the grant evaluated over a four-year period	€1.49

The unit value (rounded to the nearest cent of euro) corresponds to the value per option computed in accordance with IFRS 2 at the date of each grant. This unit value multiplied by the number of options granted is expensed in the consolidated financial statements of the Group over the related vesting period (4 years). The total values of the grants cannot be considered as equivalent to the future net cash proceeds, if any, which could be derived from these grants. Future net cash proceeds, if any, will in particular depend on the share price on the dates of the sale of the shares resulting from the exercise of the options and on the then applicable taxes and social security contributions, which cannot be determined at this time.

On March 14, 2012, on the basis of a share price of €1.80, the unit value of the options granted in September 2008 amounted to €0.37, the unit value of the options granted in March 2009 amounted to €0.65, the unit value of the options granted in March 2010 amounted to €0.65 and the unit value of the options granted in March 2011 amounted to €0.60.

AMF Table N°6: History of performance shares grants

Mr. Ben Verwaayen	Number of shares	Vesting date	Number of vested shares	Availability Date	Mixed performance conditions	Unit valuation (1)
Grant

Plan of 10/29/2008	250,000	02/10/2011	250,000	02/10/2013	2 financial criteria and 1 qualitative criterion	€1.63

(1)	The unit value (rounded to the nearest tenth of Euro) corresponds to the value in the consolidated financial statements on the date of grant. This value results from theoretical computations and actual gains realized will depend on the share price on the date of sale of Alcatel Lucent shares. On March 14, 2012, on the basis of a share price of €1.80, the value of each performance share amounts to €1.80.

AMF Table N°10: Table summarizing the situation of the Chief Executive Officer

Mr. Ben Verwaayen	Employment contract	Supplemental pension schemes	Termination payments or benefits payable or likely to become payable resulting from the termination or change of position	Compensation paid pursuant to a non-competition clause
Chief Executive Officer Appointed on September 15, 2008 and renewed at the Shareholders’ Meeting on June 1, 2010	None	Yes. Please refer to Section 7.2.2.5 “Chief Executive Officer”, paragraph “Benefits after termination of functions” for more details.	None	None

Apart from the contractual commitments described above, we have no other commitments concerning the Chief Executive Officer with regard to compensation, allowances or benefits due, or likely to be due, by reason of the termination or change of duties or following such termination or change of duties.

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVE

7.2.2.8 Management Committee

The remuneration of the members of the Management Committee consists of a fixed portion and a variable portion based on Group performance criteria reviewed by the Compensation Committee, identical to those applicable to a large number of Group managers, and on their individual performance.

Senior management encompasses the individuals who were members of the Management Committee, that is, 15 members at December 31, 2011 and 12 members at March 14, 2012 as listed in Section 7.1.2.3 “The Management Committee”.

The amount of fixed and variable compensations of senior management related to fiscal year 2011, amounts to €13.7 million, including a fixed compensation of €9.3 million.

The fixed part of the compensation may also include benefits in kind and, where applicable, expatriation or impatriation allowances as well as housing allowances for expatriates. The variable part related to each fiscal year, payable the following year, is based on the Group’s operating income as defined for purposes of the Global Annual Incentive Plan. Note 33 to the financial statements included elsewhere in this annual report, “Related party transactions”, summarizes the total compensation and other benefits provided to senior management.

Compensation paid to senior management(1)

(Amounts in million euros)	Related to fiscal year 2010 16 members (2)	Related to fiscal year 2011 15 members (3)
Fixed compensation	11.4	9.3
Variable compensation	4.2	4.4
Total	15.6	13.7
Exceptional compensation (4)	-	3.4

(1)	Not including share-based payments

(2)	Out of the 16 members of the Management Committee between January, 1 and December, 31, 2010, there is taken into account the related compensation of 10 members who were part of the Committee during the entire year, the related compensation of 6 members pro rata for the period since they became part of the Committee, and the related compensation of 4 members pro rata up to termination of their duties.

(3)	Out of the 15 members of the Management Committee between January, 1 and December, 31, 2011, there is taken into account the related compensation of 12 members who were part of the Committee during the entire year, the related compensation of 3 members pro rata for the period since they became part of the Committee, and the related compensation of 4 members pro rata up to termination of their duties.

(4)	Exceptional compensation includes any severance payments resulting from contractual commitments related to the fiscal year 2011.

In addition, Directors’ fees received by senior managers for their participation in meetings of the Board of Directors of companies within the Group are deducted from the salaries paid.

Amount reserved for pensions

The aggregate commitments relating to pensions (taking into account total benefits obligation: vested and non vested rights) and other benefits granted to members of the Board of Directors of our Company and the Management Committee at December 31, 2011 amounted to €13.3 (compared with €11.4 million in 2010).

This amount is broken down as follow: €4.8 million relates to the directors, including Mr. Verwaayen (compared with €3.4 million in 2010), and €8.5 million relates to the members of the Management Committee (compared with €8.0 million in 2010). The amount of the reserve corresponding to the commitments undertaken for the benefit of the members of the Board of Directors and of the Management Committee amounted to €13.2 million at December 31, 2011 (compared with €10.4 million in 2010).

At December 31, 2011, there were no new commitments concerning previous Executive Directors.

CORPORATE GOVERNANCE

7.3 REGULATED AGREEMENTS, COMMITMENTS AND RELATED PARTY TRANSACTIONS

7.3 REGULATED AGREEMENTS, COMMITMENTS AND RELATED PARTY TRANSACTIONS

“Regulated” agreements under French law are agreements between a company and its CEO or, a deputy Chief Executive Officer, if any, a Director, or a shareholder holding more than 10% of the voting rights, that, while authorized by French law, do not involve transactions in the ordinary course of business under normal terms and conditions.

These agreements, as well as any new commitment made to the Chairman of the Board of Directors or the CEO in the event of termination of their duties, must be authorized in advance by the Board of Directors through a specific legal procedure, reported on in a special Statutory Auditors’ report and presented for consultation at the Shareholders’ Meeting.

Related party agreements and transactions (under U.S. law) include, among others, agreements entered into with the Company’s Directors and senior management, shareholders holding more than 5% of the Company’s capital, and close family members of the aforementioned parties. They are not subject to the prior authorization procedure required by French law, unless they fall under the rules applicable to “regulated” agreements.

NO NEW REGULATED AGREEMENTS OR COMMITMENTS IN 2011

In 2011, there were no new agreements for which the regulated agreements procedure needed to be followed. No new agreements or commitments were therefore approved in 2011. Commitments previously approved continued in 2011.

CONTINUED COMMITMENTS IN FAVOR OF THE EXECUTIVE DIRECTORS IN 2011

Commitments deemed to be “Other benefits” in favor of the Chairman of the Board

The commitments made by our Board of Directors on September 17, 2008 to Mr. Philippe Camus concern his rights to acquire performance shares in certain instances after termination of his duties as Chairman of the Board.

In fact, the specific provisions which enable the Chairman of the Board of Directors to acquire the performance shares granted during his term of office in certain instances after termination of his duties as Chairman of the Board, constitute contractual undertakings which are subject to the regulated agreements procedure provided in Article L.225-42-1 of the French Commercial code.

These commitments were the subject of a Statutory Auditors’ report before being approved by the shareholders at the Shareholders’ Meeting of May 29, 2009. Following the renewal of Mr. Philippe Camus’ term of office as Director and Chairman of the Board of Directors, these commitments were approved once again by the shareholders at the Shareholders’ Meeting on June 1, 2010. They continued, without any modification, during fiscal year 2011.

Mr. Philippe Camus may only acquire the performance shares if he is still an Executive Director at the end of the two-year vesting period. This condition will be deemed to have been satisfied if the Chairman of the Board of Directors is removed from office for reasons other than misconduct and in the event that he resigns from his position of Chairman of the Board of Directors for non-personal reasons or due to a change in the control of our Company.

Commitments deemed to be “Other benefits” and “Pension” in favor of the CEO

—

The commitments made by our Board of Directors to Mr. Ben Verwaayen at its meeting of September 17, 2008, concern his rights to acquire performance shares and stock options after termination of his duties as CEO.

The specific provisions, which enable the CEO to acquire, after the termination of his duties as CEO, performance shares and stock options granted during his term of office, constitute contractual undertakings subject to the regulated agreements procedure provided in Article L.225-42-1 of the French Commercial Code.

Mr. Ben Verwaayen may only acquire the performance shares if he is still an Executive Director at the end of the two-year vesting period, and the full rights over the stock options granted will be definitively acquired provided that he is still an Executive Director at the end of each year during the four-year vesting period. These conditions will be deemed to have been satisfied if the CEO is removed from office for reasons other than misconduct and in the event that he resigns from his position of CEO for non-personal reasons or due to a change in the control of our Company.

—

The performance-related pension commitments made by our Board of Directors to Mr. Ben Verwaayen at its meeting of October 29, 2008, consist in his participation in the private pension plan open to a group of beneficiaries consisting primarily of the Group’s French executive officers (AUXAD plan) and the commitment that he will benefit from a supplemental pension equal to 40% of the average of the two most highly-remunerated years in the last five years of his career at Alcatel Lucent, after deducting pension benefits acquired through previous activities.

These “Pension” commitments are subject to performance-related criteria which are assessed throughout his term of office (see Section 7.2.2.5 “Chief Executive Officer”). On the other hand, they do not require Mr. Ben Verwaayen to be at Alcatel Lucent at the time he retires, in contrast with the provisions of Article L. 137-11 of the French Social Security Code.

7

CORPORATE GOVERNANCE

7.3 REGULATED AGREEMENTS, COMMITMENTS AND RELATED PARTY TRANSACTIONS

The specific provisions relating to pension commitments are subject, where benefits may result from the termination of, or a change in, duties, to the regulated agreements procedure, in accordance with the provisions of Article L. 225-42-1 of the French Commercial Code. These specific provisions also impose that the pension commitments be conditioned on performance-related criteria if the pension scheme does not meet the characteristics for pension schemes stipulated in Article L. 137-11 of the French Social Security Code and mentioned in the last paragraph of Article L. 225-42-1 of the French Commercial Code.

These commitments were the subject of a Statutory Auditors’ report before being approved by the shareholders at the Shareholders’ Meeting on May 29, 2009. Following the renewal of Mr. Ben Verwaayen’s term of office as Director and CEO of our Group, these commitments were approved once again by the shareholders at the Shareholders’ Meeting on June 1, 2010. They continued, without any modification, during fiscal year 2011.

The above-mentioned provisions concerning Mr. Philippe Camus and Mr. Ben Verwaayen are described in Section 7.2.2 “Status of the Executive Directors and Officers.”

RELATED PARTY TRANSACTIONS

There are no agreements between us and any of our shareholders who hold more than 5% of our capital.

Details about related party transactions, as defined by IAS 24, entered into by our Group’s companies in 2009, 2010 and 2011 are presented in Note 33 to the consolidated financial statements “Related party transactions”.

These transactions mainly concern jointly controlled entities (consolidated using proportional consolidation) and companies consolidated using the equity method.

CORPORATE GOVERNANCE

7.4 ALCATEL LUCENT CODE OF CONDUCT

7.4 ALCATEL LUCENT CODE OF CONDUCT

In July 2009, Alcatel Lucent published a revised “Alcatel Lucent Code of Conduct”, which establishes, in a streamlined manner, the Company’s standards for ethical business conduct. This Code of Conduct replaces our “Statement of Business Principles”. The Code of Conduct is binding on all employees globally in their daily operations and on the Company in its relations with competitors, suppliers, shareholders, partners and customers. The standards set forth in the Code of Conduct are based upon the laws and regulations in force, as well as the notions of integrity, respect, equity, diversity and ethics. The Code of Conduct is available on the Alcatel Lucent Intranet site in twenty-two languages, as well as on the Alcatel Lucent external website.

In February, 2004 we adopted a “Code of Ethics for Senior Financial Officers” that applies to our CEO, Chief Financial Officer and Corporate Controller, which is also available on our website. This Code supplements the Code of Conduct mentioned above, which also applies to these senior financial officers.

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

The Alcatel Lucent Ethics and Compliance Council was established in February 2007 and is comprised of the Chief Compliance Officer and the representatives of the following departments: Law, Audit and Finance, Human Resources & Transformation, Communications, Business & Information Technology Transformation, Procurement & Design-To-Cost, Public Affairs, Corporate Security, Global Delivery and the Office of Business Integrity & Compliance. This Council meets every month and is responsible for overseeing the strategic design and implementation at the Group level of an integrated and robust ethics and compliance system.

In this respect, we comply with the NYSE rules that stipulate that all U.S. listed companies must adopt and implement a Code of Conduct aimed at the Chairman and the CEO, executive officers and employees. Although this rule is not mandatory for Alcatel Lucent, our code of conduct covers all the subjects included in the NYSE rules, except that it does not specify a mechanism allowing the Chairman and the CEO, the executive officers and the employees to obtain a waiver of the application of any aspect of such Code.

7.5 MAJOR DIFFERENCES BETWEEN OUR CORPORATE GOVERNANCE PRACTICES AND NYSE REQUIREMENTS

The main ways in which our corporate governance practices are aligned with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers” listed on the NYSE are explained above in Section 7.1 “Chairman’s corporate governance report” and 7.4 “Alcatel Lucent Code of Conduct”.

7

CORPORATE GOVERNANCE

7.5 MAJOR DIFFERENCES BETWEEN OUR CORPORATE GOVERNANCE PRACTICES AND NYSE REQUIREMENTS

INFORMATION CONCERNING OUR CAPITAL

8.1 SHARE CAPITAL AND DILUTED CAPITAL

8    INFORMATION CONCERNING OUR CAPITAL

8.1    SHARE CAPITAL AND DILUTED CAPITAL

Our capital at December 31, 2011 was €4,650,766,656 represented by 2,325,383,328 ordinary shares, each with a nominal value of €2, fully paid.

Total number of shares
Capital at December 31, 2011	2,325,383,328
Alcatel Lucent stock options	168,978,877
Performance shares (1)	21,961,351
ORAs (2)	1,683,208
OCEANE due 2015	309,597,523
Convertible bonds (2)	100,588,636
Convertible debt securities issued by Lucent Technologies Inc.	55,674,504
Diluted capital at December 31, 2011	2,983,867,427

(1)	For more details, see Section 7.2.1.4 « Summary table for the performance share plans ».
(2)	For a description of the dilutive instruments, see Section 8.6 « Outstanding instruments giving right to shares ».

8

INFORMATION CONCERNING OUR CAPITAL

8.2 AUTHORIZATIONS RELATED TO THE CAPITAL

8.2    AUTHORIZATIONS RELATED TO THE CAPITAL

Currently, we have the following authorizations to issue capital, which authorizations were approved at our Shareholders’ Meetings on June 1, 2010 and May 27, 2011:

Method of the delegation
I. Issuances with pre-emptive rights

Shares or convertible bonds with preferential subscription rights	Given by: Shareholders’ Meeting of June 1, 2010 in its 22nd resolution For a duration of: 26 months expiring on August 1, 2012
II. Issuances without pre-emtpive rights
Shares or convertible bonds without preferential subscription rights	Given by: Shareholders’ Meeting of June 1, 2010 in its 23rd resolution For a duration of: 26 months expiring on August 1, 2012
Issuance, through an offer by way of private placement as referred to in Article L. 411-2 II of the French Monetary and Financial Code of shares or securities without preferential subscription rights	Given by: Shareholders’ Meeting of June 1, 2010 in its 24th resolution For a duration of: 26 months expiring on August 1, 2012
Issuance of securities in consideration of contributions in kind	Given by: Shareholders’ Meeting of June 1, 2010 in its 26th resolution For a duration of: 26 months expiring on August 1, 2012
III. Issuances with or without pre-emptive rights
Increase of the number of shares to be issued in case of share capital increase with or without preferential subscription rights pursuant to I and II (Greenshoe)	Given by: Shareholders’ Meeting of June 1, 2010 in its 25th resolution For a duration of: 26 months expiring on August 1, 2012
OVERALL LIMITATION FOR ISSUANCES PURSUANT TO I AND II
Given by: Shareholders’ Meeting of June 1, 2010 in its 27th resolution.
IV. Capitalization of reserves
Increase by capitalization of reserves created as permitted by French law, profits or issue premium	Given by: Shareholders’ Meeting of June 1, 2010 in its 28th resolution. For a duration of: 26 months expiring on August 1, 2012.
V. Issuances reserved for employees
Performance shares	Given by: Shareholders’ Meeting of June 1, 2010 in its 29th resolution For a duration of: 38 months expiring on August 1, 2013
Stock options (price without discount)	Given by: Shareholders’ Meeting of June 1, 2010 in its 30th resolution For a duration of: 38 months expiring on August 1, 2013
Share issuance reserved for members of an employee savings plan	Given by: Shareholders’ Meeting of June 1, 2010 in its 31st resolution For a duration of: 26 months expiring on August 1, 2012
VI. Share repurchase program
Share repurchase	Given by: Shareholders’ Meeting of May 27, 2011 in its 7th resolution For a duration of: 18 months expiring on November 27, 2012
Share cancellation	Given by: Shareholders’ Meeting of May 27, 2011 in its 8th resolution For a duration of: 18 months expiring on November 27, 2012

Annual Report on Form 20-F 2011    Alcatel-Lucent

INFORMATION CONCERNING OUR CAPITAL

8.2 AUTHORIZATIONS RELATED TO THE CAPITAL

Maximum authorized amount (1)		Use (2)	Combined limitation (1)

€920 million, i.e., approximately 20% of the outstanding capital €6,000 million for debt securities		None	20%

€700 million, i.e., approximately 15% of the outstanding capital €6,000 million for debt securities		None	15%
15% of the capital		None
10% of the capital		None

15% of the initial issuance		None	35% (20% and 15%)

for ordinary shares €1,620 million or 35% of existing shares	for debt securities €6,000 million	None (for either ordinary shares or debt securities)	35% (20% and 15%)

the total amount that can be incorporated		None

1% of the capital		0.43%	4%
4% (3) of the capital		0.54%
3% of the capital		None

10% of the capital		None
10% of the capital		None

(1)	The percentages noted are based on the capital at December 31, 2010.
(2)	The percentages noted are based on the capital at December 31, 2011.
(3)	Limitation lowered to 3% of the capital following a commitment taken by the Board of Directors.

8

INFORMATION CONCERNING OUR CAPITAL

8.3 USE OF AUTHORIZATIONS

8.3    USE OF AUTHORIZATIONS

ISSUANCE WITH CANCELLATION OF PREFERENTIAL SUBSCRIPTION RIGHTS

The Board of Directors currently has a delegation of authority given to it by the Shareholders’ Meeting of June 1, 2010, for a period of 26 months, to issue ordinary shares and any securities conferring a right to the capital of the Company, with cancellation of preferential subscription rights, within the limit of €700 million, that is, approximately 15% of the existing shares at December 31, 2011.

This authorization replaces, without retroactive effect, the authorization given at the Shareholders’ Meeting held on

May 29, 2009 and pursuant to which, on September 10, 2009, 309,597,523 OCEANEs were issued, with a unit value of €3.23, representing 13.4% of the capital at December 31, 2009.

The Board of Directors decided to propose, at the Shareholders’ Meeting on June 8, 2012, that this delegation of authority be renewed, under the same terms and limits as those approved by the shareholders at the Shareholders’ Meeting held in June 2010.

PERFORMANCE SHARES AND STOCK OPTIONS

The status of the use of authorizations related to performance shares, stock options and purchase of shares granted by the Board of Directors is described in Section 7.2.1 “Long - term compensation mechanisms” of this document.

8.4    CHANGES IN OUR CAPITAL OVER THE LAST FIVE YEARS

Type of transaction	Number of shares	Amount of capital (in euros)	Share premium (in euros)
Capital at 12/31/2006	2,309,679,141	4,619,358,282	15,353,607,951.24
Allocation of expenses related to the business combination with Lucent Technologies Inc.			86,523.34
Stock options exercised	2,726,675	5,453,350	13,262,790.90
Exercise of warrants issued by Lucent Technologies Inc.	28,612	57,224	224,468.53
Convertible securities issued by Lucent Technologies Inc.	4,506,992	9,013,984	36,236,215.68
Redemption into Alcatel Lucent shares of bonds issued by Coralec in the context of the acquisition of TiMetra Inc.	500,000	1,000,000	3,040,000
Capital at 12/31/2007	2,317,441,420	4,634,882,840	15,406,457,949.69
Stock options exercised	6,100	12,200	11,195.00
Convertible securities issued by Lucent Technologies Inc.	544,241	1,088,482	4,375,697.64
Redemption into Alcatel Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	50,000	100,000	495,600.00
Capital at 12/31/2008	2,318,041,761	4,636,083,522	15,411,679,263.71(1)
Stock options exercised	1,803	3,606	(630.40)(2)
Convertible securities issued by Lucent Technologies Inc.	17,254	34,508	138,722.16
Capital at 12/31/2009	2,318,060,818	4,636,121,636	15,411,817,355.47
Convertible securities issued by Lucent Technologies Inc.	4,768	9,536	45,383.44
Stock options exercised	219,587	439,174	-(3)
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	100,375	200,750	(200,750.00)(4)
Capital at 12/31/2010	2,318,385,548	4,636,771,096	15,411,661,988.91
Convertible securities issued by Lucent Technologies Inc.	20,632	41,264	165,881.28
Redemption into Alcatel Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	100,000	200,000	991,200.00
Stock options exercised	6,109,985	12,219,970	2,601,551.30
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	767,163	1,534,326	(1,534,326.00)(4)
Capital at 12/31/2011	2,325,383,328	4,650,766,656	15,413,886,295.49

(1)	Including merger premium following restructuring
(2)	Regularization following the exercise of options
(3)	The shares acquired pursuant to the exercise of stock options were purchased at par value, without share premium
(4)	Debit corresponding to the issuance of Alcatel Lucent shares

INFORMATION CONCERNING OUR CAPITAL

8.5 PURCHASE OF ALCATEL LUCENT SHARES BY THE COMPANY

8.5    PURCHASE OF ALCATEL LUCENT SHARES

BY THE COMPANY

In 2011, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2010, Alcatel Lucent held directly 25,343,255 shares, representing 1.09% of the capital. At that date, our subsidiaries held shares representing 1.41% of our capital. At December 31, 2011, these shares were booked as a deduction from consolidated shareholders’ equity.

The Shareholders’ Meeting of May 27, 2011 authorized the Board of Directors with a right of sub-delegation in accordance with law, for a period of 18 months, to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the Company.

The maximum purchase price per share may not exceed €20 and the minimum selling price per share may not be less than €2. This program has not been implemented.

At its meeting of February 8, 2012 the Board of Directors proposed a resolution to be voted upon at our next Shareholders’ Meeting, to be held on June 8, 2012, to cancel the existing authorization, and to give a new 18 month authorization for a share repurchase program.

DESCRIPTION OF THE REPURCHASE PROGRAM PURSUANT TO ARTICLES 241-1 AND FOLLOWING

OF THE AMF RULES

Date of the Shareholders’ Meeting authorizing the program

The purchase by the Company of its own shares will be submitted for approval at the Shareholders’ Meeting to be held on June 8, 2012.

Number of shares and percentage of capital held directly or indirectly by the Company

At December 31, 2011, the Company held 25,343,255 shares directly and 32,884,533 shares indirectly.

Goals of the repurchase program

The goals of the repurchase program to be presented to the shareholders at the Shareholders’ Meeting of June 8, 2012 are:

—

to cancel the repurchased shares by decreasing the Company’s share capital under the conditions provided by law and in accordance with the authorization to be submitted for approval at the Shareholders’ Meeting to be held on June 8, 2012;

—

to allocate the shares to the Group’s employees and officers (“dirigeants”) under the terms and conditions provided by law (stock-options, employees’s incentive in the Company’s profit, allocation of performance shares, etc.);

—	to comply with obligations related to the issuance of securities giving access to our capital;

—	to hold and deliver shares (by way of exchange or payment) in particular in the context of external growth transactions carried out by the Company;

—

to engage in market making activity with respect to Alcatel Lucent shares through an investment services provider, in the context of a liquidity contract conforming to professional rules approved by the French Financial Market Authority (“Autorité des Marchés Financiers”).

The repurchase program also aims facilitate the implementation of any market practice that may come to be recognized by the AMF, and more generally, any transaction that complies with current regulations.

Repurchase terms and conditions

Shares may be bought, sold, exchanged or transferred at any time, except during a public takeover bid (“période d’offre publique”), to the extent permitted by law and regulatory provisions, and such transactions may be carried out by any means, on regulated markets, in multilateral trading systems, with systematic internalizers or over-the-counter, including by block trading of securities, through the use of options or using other derivative financial instruments traded on a regulated market, in multilateral trading systems, with systematic internalizers or over-the-counter, or by any other means under the conditions approved by market authorities and at such periods as the Board of Directors shall see fit.

Maximum share of capital, maximum number and characteristics of shares, maximum purchase price

The program concerns the shares of Alcatel Lucent (ISIN FR0000130007) listed on the Euronext Paris stock exchange -Compartment A.

The maximum percentage that may be purchased under the authorization to be proposed to the shareholders at the Shareholders’ Meeting on June 8, 2012 is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprised our capital at December 31, 2011, this limit represents 232,538,332 shares or, based on the maximum authorized purchase price (€20), a maximum theoretical amount of €4,650,766,640, not including the shares already held by the Company.

8

INFORMATION CONCERNING OUR CAPITAL

8.5 PURCHASE OF ALCATEL LUCENT SHARES BY THE COMPANY

Duration of the program

In accordance with the resolution to be submitted for approval to the Shareholders’ Meeting on June 8, 2012, the share repurchase program would be implemented over a period of 18 months following the date of that meeting and would therefore expire on December 8, 2013.

8.6    OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

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

The unit price of the Alcatel Lucent shares issued through conversion of the above convertible debt securities is equal to the conversion or exercise price of these securities divided by the exchange ratio set in connection with the business combination between historical Alcatel and Lucent (that is, 0.1952 Alcatel share for one Lucent share), namely:

—	the equivalent in euros, the day of the exercise or of the conversion, of U.S.$24.80 for the 7.75% convertible bonds;

—	the equivalent in euros, the day of the exercise or of the conversion, of U.S.$17.11 for the Series A convertible bonds;

—	the equivalent in euros, the day of the exercise or of the conversion, of U.S.$15.98 for the Series B convertible bonds.

During fiscal year 2011, no convertible bonds were repurchased or cancelled (see Note 25 to our consolidated financial statements).

At December 31, 2011, €1.427 billion of these convertible bonds were outstanding, giving right to 100,588,636 Alcatel Lucent shares.

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

Consequently, and in accordance with the decision made by our Board of Directors on November 30, 2006, acting on the authority granted by the shareholders at the Shareholders’ Meeting of September 7, 2006, Alcatel Lucent’s Coralec subsidiary issued to Lucent Technologies Inc., 60,767,243 bonds, each of which may be converted into one Alcatel Lucent share.

When the Lucent stock options or other stock-based compensation instruments are exercised by their holders, Lucent requests conversion of the corresponding number of convertible bonds and immediately delivers the number of Alcatel Lucent shares resulting from the conversion to those holders who have exercised their rights.

At December 31, 2011, there were a total of 55,674,504 outstanding bonds convertible into Alcatel Lucent shares. However only a maximum of 5,719,662 of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

REDEEMABLE NOTES (ORAs)

Issues related to acquisitions

In 2004, we authorized the issuance by our subsidiary Coralec of debt represented by notes redeemable for Alcatel Lucent shares (ORAs), in order to allow for the acquisition of Spatial Wireless (United States).

In connection with this acquisition, 18,988,334 notes redeemable for Alcatel Lucent shares were issued at a unit price of €11.91. During fiscal year 2011, 100,000 notes were redeemed. The number of Alcatel Lucent shares issued since the issuance of the ORAs, to repay these notes, is 18,633,297.

In 2003, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of iMagic TV Inc. (Canada) and TiMetra Inc. (United States).

The bonds issued for the acquisition of iMagic TV Inc. were fully repaid in 2009.

INFORMATION CONCERNING OUR CAPITAL

8.6 OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

In connection with the acquisition of TiMetra Inc., 17,979,738 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €8.08. There were no redemptions in 2011 and the number of Alcatel Lucent shares issued since issuance of the ORAs to repay these notes is 17,034,934.

In 2002, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of Astral Point Communications Inc. (United States).

In connection with the acquisition of Astral Point Communications Inc., 9,506,763 notes redeemable for Alcatel Lucent shares were issued at a unit price of €16.41. There were no redemptions in 2011 and the number of Alcatel Lucent shares issued since issuance of the ORAs to repay these notes is 9,123,396.

At December 31, 2011, there were in total 1,683,208 outstanding notes redeemable for Alcatel Lucent shares. However only a maximum of 1,174,672 of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

Issues related to financial transactions

OCEANE (bonds convertible into new or existing shares) due in 2011

Pursuant to the authorization granted at the Shareholders’ Meeting of April 17, 2003, on June 12, 2003 historical Alcatel issued debt represented by bonds with a conversion and/or exchange option for new or existing shares (OCEANE). The issue concerned a principal amount of €1,022 million, represented by 63,192,019 OCEANEs with a unit value of €16.18.

The bonds, which were due on January 1, 2011, bore an annual interest rate of 4.75%.

The proceeds from this issue were intended primarily for the partial retirement, via a tender offer, of three bond issues maturing in 2004 (5.75% February 2004 and 5% October 2004) and 2005 (5.87% September 2005). Upon completion of this offer, we retired bonds in a nominal amount of €342 million.

At December 31, 2010, there were in total 50,563,631 outstanding OCEANEs, listed on Euronext Paris.

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

At December 31, 2011, there were in total 309,597,523 outstanding OCEANEs, listed on Euronext Paris.

SECURITIES NOT CONVERTIBLE INTO EQUITY

At December 31, 2011, one bond issue of Alcatel Lucent remained outstanding: the 6.375% bond issue in the amount of €462 million (maturing in April 2014) traded on the Luxembourg Stock Exchange.

Senior Notes due in 2016

In December 2010, Alcatel Lucent issued senior notes due January 15, 2016 with an 8.5% coupon for a total nominal value of €500 million.

The proceeds were applied to partially refinance the 4.75% OCEANE due January 2011.

The net proceeds of the notes at the date of the issuance were valued at €487.3 million.

8

INFORMATION CONCERNING OUR CAPITAL

8.6 OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

STOCK EXCHANGE AND SHAREHOLDING

9.1 LISTING

9    STOCK EXCHANGE AND SHAREHOLDING

9.1   LISTING

Our shares are traded on the European regulated market of NYSE Euronext, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on the Euronext Paris since June 3, 1987.

In addition to Euronext, our ordinary shares remain listed on SEAQ (Stock Exchange Automated Quotation) International in London.

Since May 1992, our shares have been listed on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADSs).

The Bank of New York Mellon is the depositary of the ADSs. Each ADS represents one ordinary share.

ISIN CODE

Since June 30, 2003, all securities traded on the Euronext Paris stock market are identified by an International Securities Identification Number (ISIN).

Alcatel Lucent: FR0000130007.

Mnemo: ALU.

INDEXES

Our shares are included on the CAC 40.

9.2   TRADING OVER THE LAST FIVE YEARS

TRADING ON EURONEXT PARIS

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on Euronext Paris SA for our ordinary shares:

(in euros) Price per share	High	Low
2007	11.86	4.87
2008	4.96	1.48
2009	3.34	0.91
2010	2.67	1.87
First Quarter	2.63	1.94
Second Quarter	2.59	1.87
Third Quarter	2.53	2.00
Fourth Quarter	2.67	2.07
2011	4.43	1.11
First Quarter	4.09	2.23
Second Quarter	4.43	3.60
Third Quarter	4.16	2.17
Fourth Quarter	2.20	1.11
October	2.20	1.79
November	2.01	1.14
December	1.28	1.11
2012
January	1.57	1.23
February	1.95	1.39
March (as of March 14, 2012)	1.84	1.71

9

STOCK EXCHANGE AND SHAREHOLDING

9.2 TRADING OVER THE LAST FIVE YEARS

TRADING ON THE NEW YORK STOCK EXCHANGE

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on The New York Stock Exchange for our ADSs:

(in U.S. $) Price per share	High	Low
2007	15.43	7.15
2008	7.59	1.85
2009	4.91	1.13
2010	3.78	2.36
First Quarter	3.78	2.69
Second Quarter	3.45	2.36
Third Quarter	3.39	2.53
Fourth Quarter	3.69	2.74
2011	6.54	1.39
First Quarter	5.81	2.97
Second Quarter	6.54	5.06
Third Quarter	6.04	2.83
Fourth Quarter	3.09	1.39
October	3.09	2.37
November	2.76	1.48
December	1.71	1.39
2012
January	2.01	1.56
February	2.60	1.80
March (as of March 14, 2012)	2.43	2.24

9.3   SHAREHOLDER PROFILE

BREAKDOWN OF THE CAPITAL BY TYPE OF SHAREHOLDER AT DECEMBER 31, 2011

STOCK EXCHANGE AND SHAREHOLDING

9.3 SHAREHOLDER PROFILE

BREAKDOWN OF THE CAPITAL BY LOCATION OF RECORD OWNER AT DECEMBER 31, 2011

Source:	IPREO

Number	of shares at December 31, 2011: 2,325,383,328

9

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

9.4   BREAKDOWN OF CAPITAL AND VOTING RIGHTS

BREAKDOWN OF CAPITAL AND VOTING RIGHTS AT DECEMBER 31, 2011

Shareholders	Capital on the basis of outstanding shares at 12.31.2011			GROSS Voting rights on the basis of outstanding shares at 12.31.2011 (3)		NET Voting rights on the basis of outstanding shares at 12.31.2011 (4)
	shares	% of capital	double voting rights	total number of votes	% of votes	total number of votes	% of votes
Fidelity Management & Research Company (1)	111,850,900	4.81	-	111,850,900	4.73	111,850,900	4.85
Caisse des Dépôts et Consignations (CDC) (1)	83,857,900	3.61	270,700	84,128,600	3.56	84,128,600	3.65
Manning & Napier Advisors, Inc. (1)	77,433,500	3.33	-	77,433,500	3.28	77,433,500	3.36
BlackRock Fund Advisors (1)	61,695,400	2.65	-	61,695,400	2.61	61,695,400	2.68
Norges Bank Investment Management (1)	49,965,500	2.15	-	49,965,500	2.11	49,965,500	2.17
Groupama Asset Management S.A. (1)	38,900,000	1.67	-	38,900,000	1.65	38,900,000	1.69
BlackRock Advisors, Ltd (1)	37,978,800	1.63	-	37,978,800	1.61	37,978,800	1.65
Natixis Asset Management (1)	36,358,200	1.56	-	36,358,200	1.54	36,358,200	1.58
Brandes Investment Partners, L.P. (1)	36,274,000	1.56	-	36,274,000	1.53	36,274,000	1.57
FCP 2AL (2)	34,381,763	1.48	32,579,648	66,961,411	2.83	66,961,411	2.90
Artis Capital Management, L.P. (1)	33,890,800	1.46	-	33,890,800	1.43	33,890,800	1.47
State Street Global Advisors (1)	29,162,200	1.25	-	29,162,200	1.23	29,162,200	1.26
Other institutional investors in France (1)(5)	24,869,100	1.07	-	24,869,100	1.05	24,869,100	1.08
Treasury stocks held by Alcatel-Lucent (2)(6)	25,343,255	1.09	-	25,343,255	1.07	-	-
Treasury stocks helds by subsidiaries (2)(6)	32,884,533	1.41	-	32,884,533	1.39	-	-
Public	1,610,537,477	69.26	5,410,242	1,615,947,719	68.37	1,615,947,719	70.09
Total	2,325,383,328	100.00	38,260,590	2,363,643,918	100.00	2,305,416,130	100.00

(1)	Source: Alcatel Lucent (TPI as of December 31, 2011).
(2)	Source: shareholders’ declaration.
(3)	The gross voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.
(4)	The net voting rights (or voting rights “exercisable at a shareholders’ meeting”) do not include shares which have no voting rights.
(5)	Other institutional investors in France holding, individually, more than 0.49% of the share capital.
(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

CAPITAL AND VOTING RIGHTS

The total number of voting rights, as published by Alcatel Lucent pursuant to Article L. 233-8-II of the French Commercial Code, and Article 223-16 of the General Regulations of the AMF, was 2,363,643,918 at December 31, 2011 (including the treasury stock held by the parent company and by its subsidiaries).

To allow shareholders to determine whether they have exceeded an ownership threshold, we post the total number of voting rights monthly on our website. For the discussion of ownership thresholds, see Section 10.2 “Specific provisions of the by-laws and of law.”

Information on voting rights, which is considered regulated information under the General Regulation of the AMF, may be viewed at the following address: www.alcatel-lucent.com, heading “Investors & Shareholders”, then “Regulated Information”.

At December 31, 2011, shareholders benefiting from double voting rights had a total of 38,260,590 votes, representing 1.66% of the voting rights.

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

9

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

BREAKDOWN OF CAPITAL AND VOTING RIGHTS OVER THE PAST THREE YEARS

At December 31	2011
Shareholders	Shares	% of capital	Gross voting rights(3)	% of gross voting rights	Net voting rights(4)	% of net voting rights
Fidelity Management & Research Company (1)	111,850,900	4.81	111,850,900	4.73	111,850,900	4.85
Caisse des Dépôts et Consignations (CDC) (1)	83,857,900	3.61	84,128,600	3.56	84,128,600	3.65
Manning & Napier Advisors, Inc. (1)	77,433,500	3.33	77,433,500	3.28	77,433,500	3.36
BlackRock Fund Advisors (1)	61,695,400	2.65	61,695,400	2.61	61,695,400	2.68
Norges Bank Investment Management (1)	49,965,500	2.15	49,965,500	2.11	49,965,500	2.17
Groupama Asset Management S.A.(1)	38,900,000	1.67	38,900,000	1.65	38,900,000	1.69
BlackRock Advisors, Ltd (1)	37,978,800	1.63	37,978,800	1.61	37,978,800	1.65
Natixis Asset Management (1)	36,358,200	1.56	36,358,200	1.54	36,358,200	1.58
Brandes Investment Partners, L.P. (1)	36,274,000	1.56	36,274,000	1.53	36,274,000	1.57
FCP 2AL (2)	34,381,763	1.48	66,961,411	2.83	66,961,411	2.90
Artis Capital Management, L.P. (1)	33,890,800	1.46	33,890,800	1.43	33,890,800	1.47
State Street Global Advisors (1)	29,162,200	1.25	29,162,200	1.23	29,162,200	1.26
Other institutional investors in France (1) (5)	24,869,100	1.07	24,869,100	1.05	24,869,100	1.08
Treasury stocks held by Alcatel-Lucent (2)(6)	25,343,255	1.09	25,343,255	1.07	-	-
Treasury stocks helds by subsidiaries (2)(6)	32,884,533	1.41	32,884,533	1.39	-	-
Public	1,610,537,477	69.26	1,615,947,719	68.37	1,615,947,719	70.09
Total	2,325,383,328	100.00	2,363,643,918	100.00	2,305,416,130	100.00

(1)	Source : Alcatel Lucent (TPI as of December 31, 2011, December 31, 2010, or December 31, 2009).
(2)	Source : shareholders’ declaration.
(3)	The gross voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.
(4)	The net voting rights (or voting rights “exercisable at a shareholders’ meeting”) do not include shares which have no voting rights.
(5)	Other institutional investors in France holding, individually, more than 0.49% of the share capital.
(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

As of December 31, 2011, to our knowledge, there is no shareholder which holds effectively more than 5% of our capital.

At March 14, 2012, to our knowledge, there are no shareholders’ agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of our Company.

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

2010						2009
Shares	% of capital	Gross voting rights(3)	% of gross voting rights	Net voting rights(4)	% of net voting rights	Shares	% of capital	Gross voting rights(3)	% of gross voting rights	Net voting rights(4)	% of net voting rights
-	-	-	-	-	-	-	-	-	-	-	-
48,001,700	2.07	48,272,433	2.05	48,272,433	2.07	48,001,700	2.07	48,272,400	2.05	48,272,400	2.10
47,041,700	2.03	47,041,700	2.00	47,041,700	2.02	-	-	-	-	-	-
40,604,200	1.75	40,604,200	1.72	40,604,200	1.74	45,677,600	1.97	45,677,600	1.94	45,677,600	1.99
42,474,900	1.83	42,474,900	1.80	42,474,900	1.82	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
149,377,983	6.44	149,377,983	6.34	149,377,983	6.41	179,832,300	7.76	179,832,300	7.65	179,832,300	7.84
34,783,431	1.50	63,955,119	2.72	63,955,119	2.75	34,734,141	1.50	62,901,951	2.67	62,901,951	2.74
78,601,800	3.39	78,601,800	3.34	78,601,800	3.37	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
54,336,400	2.34	54,336,400	2.31	54,336,400	2.33	64,556,900	2.78	64,556,900	2.74	64,556,900	2.81
25,343,255	1.09	25,343,255	1.08	-	-	25,343,255	1.09	25,343,255	1.08	-	-
32,867,008	1.42	32,867,008	1.40	-	-	32,984,983	1.42	32,984,983	1.40	-	-
1,764,953,171	76.13	1,771,973,305	75.25	1,804,840,313	77.48	1,886,929,939	81.40	1,892,412,553	80.46	1,892,412,553	82.51
2,318,385,548	100.00	2,354,848,103	100.00	2,329,504,848	100.00	2,318,060,818	100.00	2,351,981,942	100.00	2,293,653,704	100.00

9

STOCK EXCHANGE AND SHAREHOLDING

9.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

9.5   EMPLOYEES AND MANAGEMENT’S SHAREHOLDING

The employee shareholdings are managed collectively through the FCP 2AL Mutual Fund (in French Fonds Commun de Placements - Actionnariat Alcatel-Lucent).

The FCP 2AL is the Group’s special Mutual Fund (in French Fonds Commun de Placement d’Entreprise), put in place for the implementation of the incentive agreements and the corporate savings plans, entered into between the companies of the Alcatel Lucent Group and their employees.

The FCP 2AL is categorized as a mutual fund invested in listed securities of the company (in French FCPE investi en titres cotés de l’entreprise). The FCP 2AL’s management objective is to enable the unit holders to participate in the Group’s development by investing a minimum of 95% of his or her assets in the Mutual Fund in Alcatel Lucent shares, the remainder being invested in Euro monetary UCITS (in French OPCVM Monétaire Euro) and/or liquidities. The Mutual Fund’s performance mirrors the performance of the Alcatel Lucent’s share both upwards and downwards.

At December 31, 2011, FCP 2AL unit holders held a total of 34,381,763 shares, of which 32,579,648 shares gave the shareholders double voting rights, representing 1.48% of the capital and 2.83% of voting rights at Shareholders’ Meetings.

The FCP 2AL’s percentage shareholding increased from 1.26% at December 31, 2007 to 1.48% at December 31, 2011, that is, an increase of 0.22% over five years.

The voting rights at Alcatel Lucent Shareholders’ Meetings are exercised by the FCP 2AL Mutual Fund’s Supervisory Board.

At March 14, 2012, the members of the Board of Directors together hold 2,049,786 Alcatel Lucent shares (including ADS) and no FCP 2AL holding, that is, 0.09% of Alcatel Lucent capital and voting rights (see Section 7.1.2.1 “The Board of Directors”).

03/14/2012	Alcatel- Lucent Shares	ADS	FCP 2AL (3)	Total	% of capital
Board of Directors (1)(2)	1,046,118	1,003,668	0	2,049,786	0.09%
Management Committee	61,127	34,495	1,417	97,039	0.00%
Total	1,107,245	1,038,163	1,417	2,146,825	0.09%

(1)	Not including the two Board observers.
(2)	Securities held directly or indirectly by the Directors.
(3)	Holding in the Alcatel-Lucent FCP 2AL Mutual Fund.

DIRECTORS’ TRANSACTIONS

During fiscal year 2011, the Directors effected some transactions in Alcatel Lucent shares, in particular pursuant to their investment obligation related to the grant of their additional Directors’ fees (see Section 7.1.2.1 “The Board of Directors”).

The purchases of shares by the Directors are made outside the blackout periods, as defined by the rules of conduct concerning the prevention of insider trading. These rules apply to our Directors and Management Committee members, and to any person with similar functions, as well as to any person who has access on a regular or occasional basis to inside information.

The blackout periods start from the 15th day of the last month of the quarter, up until the start of the 2nd working day following the date of publication of the annual, bi-annual and quarterly accounts.

STOCK EXCHANGE AND SHAREHOLDING

9.5 EMPLOYEES AND MANAGEMENT’S SHAREHOLDING

Summary of transactions carried out by certain Directors during fiscal year 2011 and up to March 14, 2012, reported in application of article 223-26 of the General Regulation of the AMF:

Directors	Type of transaction	Date of transaction	Number of shares	Unit price	Total Amount
Mr. Camus	Acquisition	08/02/2011	50,125	€2.611	€130,876.38
Mr. Verwaayen	Acquisition	08/03/2011	50,000	€2.499	€124,950.00
Mr. Bernard	Acquisition	02/15/2011(1)	3,647	€3.355	€12,235.69
	Acquisition	12/08/2011(1)	10,475	€1.184	€12,402.40
Mr. Blount	Acquisition	02/15/2011(1)	3,710	€3.355	€12,447.05
	Acquisition	12/08/2011(1)	10,483	€1.184	€12,411.87
Ms. Cico	Acquisition	02/15/2011(1)	3,803	€3.355	€12,759.07
	Acquisition	12/08/2011(1)	10,483	€1.184	€12,411.87
Mr. Eizenstat	Acquisition	02/16/2011(1)	4,398	€3.397	€14,940.01
	Acquisition	12/08/2011(1)	10,483	€1.184	€12,411.87
Mr. Hughes	Acquisition	02/15/2011(1)	3,361	€3.355	€11,276.15
	Acquisition	12/08/2011(1)	10,483	€1.184	€12,411.87
Lady Jay	Acquisition	02/15/2011(1)	3,389	€3.355	€11,370.09
	Acquisition	12/08/2011(1)	10,483	€1.184	€12,411.87
Mr. Monty	Acquisition	02/15/2011(1)	4,436	€3.355	€14,882.78
	Acquisition	12/08/2011(1)	10,483	€1.184	€12,411.87
	Acquisition	12/12/2011(2)	500,000	$1.6254	$812,700.00
Mr. Piou	Acquisition	02/15/2011(1)	3,647	€3.355	€12,235.69
	Acquisition	12/08/2011(1)	10,475	€1.184	€12,402.40
Mr. Spinetta	Acquisition	02/15/2011(1)	3,647	€3.355	€12,235.69
	Acquisition	12/08/2011(1)	10,475	€1.184	€12,402.40

(1)	Portion of the Directors’ fees subject to the requirement to purchase and hold shares. The investment in shares of the additional portion of Directors’ fees received for fiscal year 2010 was done in February 2011, at the end of the blackout period surrounding the publication of the 2010 annual results. With respect to the additional portion of Directors’ fees received for fiscal year 2011, the transactions were done in December 2011, before the beginning of the blackout period surrounding the publication of the 2011 annual results.
(2)	In the form of ADS.

9

STOCK EXCHANGE AND SHAREHOLDING

9.6 OTHER INFORMATION ON THE SHARE CAPITAL

9.6   OTHER INFORMATION ON THE SHARE CAPITAL

SHARE OWNERSHIP THRESHOLDS

During 2011 and through March 14, 2012, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal thresholds and thresholds set forth in our by-laws (see Section 10.2 “Specific provisions of the by-laws and of law”):

Declaring company	Date on which the threshold was reached	Trend	% capital	% net voting rights
Brandes Investment Partners	01/19/2011		4.97	4.89
Crédit Suisse	02/11/2011		1.97	NC
Manning & Napier Advisors, Inc	02/11/2011		2.13	2.10
Crédit Suisse	02/16/2011		2.14	NC
Caisse des dépôts et consignations	02/16/2011		1.81	1.79
Crédit Suisse	02/24/2011		2.10	NC
Crédit Suisse	02/25/2011		1.83	NC
Crédit Suisse	03/08/2011		2.16	NC
Manning & Napier Advisors, Inc	03/31/2011		1.77	1.74
FMR LLC (Fidelity Investments)	04/01/2011		5.04	4.97
FMR LLC (Fidelity Investments)	04/04/2011		5.09	5.02
UBS Investment Bank	04/20/2011		2.01	1.98
UBS Investment Bank	04/22/2011		3.07	3.02
UBS Investment Bank	04/25/2011		1.96	1.93
UBS Investment Bank	04/29/2011		2.10	2.06
Amundi	05/03/2011		2.00	2.00
UBS Investment Bank	05/03/2011		1.94	1.91
Amundi	05/11/2011		NC	1.98
Crédit Suisse	05/11/2011		1.99	NC
Crédit Suisse	05/12/2011		2.32	NC
Amundi	05/23/2011		NC	2.03
Dodge & Cox	06/01/2011		1.93	1.90
Amundi	06/17/2011		1.98	1.95
Crédit Suisse	06/17/2011		1.79	NC
Crédit Suisse	06/22/2011		2.13	NC
Crédit Suisse	06/24/2011		1.80	NC
Crédit Suisse	07/20/2011		2.43	NC
Amundi	07/29/2011		2.00	NC
Amundi	08/01/2011		NC	2.01
Manning & Napier Advisors, Inc	08/03/2011		2.36	2.33
BlackRock, Inc.	08/08/2011		5.26	5.18
Caisse des dépôts et consignations	08/10/2011		2.04	2.02
BlackRock, Inc.	09/12/2011		4.86	4.79
Norges Bank Investment Management	09/27/2011		2.01	NC
Crédit Suisse	10/05/2011		2.60	NC
Crédit Suisse	10/19/2011		1.60	NC
Crédit Suisse	11/01/2011		2.06	NC
Crédit Suisse	11/02/2011		1.84	NC
FMR LLC (Fidelity Investments)	11/04/2011		4.60	4.52
Crédit Suisse	11/07/2011		2.14	NC
FMR LLC (Fidelity Investments)	11/21/2011		5.04	4.96
FMR LLC (Fidelity Investments)	11/22/2011		4.81	4.73
Caisse des dépôts et consignations	11/23/2011		3.05	3.00
Amundi	12/08/2011		NC	1.99
Amundi	12/16/2011		1.77	NC
Manning & Napier Advisors, LLC.	01/12/2012		3.00	2.96
Manning & Napier Advisors, LLC.	01/30/2012		3.06	3.01

(1)	NC means « non communicated ».

STOCK EXCHANGE AND SHAREHOLDING

9.6 OTHER INFORMATION ON THE SHARE CAPITAL

Article L.233-9 I 4 of the French Commercial code provides that the reporting entity is deemed to hold, in addition to shares it effectively holds, the shares that it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

PLEDGES OF ALCATEL LUCENT SHARES

At December 31, 2011, 4,716 Alcatel Lucent shares, held by a total of 18 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

ELEMENTS WHICH COULD HAVE AN IMPACT IN CASE OF PUBLIC TENDER OFFER (INFORMATION REQUIRED BY ARTICLE L. 225-100-3 OF THE FRENCH COMMERCIAL CODE)

Article L. 225-100-3 of the French Commercial Code requires disclosure of those elements which could have an impact in case of a public tender offer. The following elements could have such an impact with respect to Alcatel Lucent:

—	the distribution of capital and voting rights shown above.
—

to ensure the stability in all circumstances of the Group’s business and employees who are essential to its development, our Board of Directors is authorized, in the event of a takeover bid for Alcatel Lucent, a tender offer for our shares or a procedure to delist our shares, to decide to accelerate the vesting of all outstanding options (other than those held by individuals who were Executive Directors on the option grant date or on the date of the Board’s decision), and give the right to exercise the options immediately, notwithstanding any holding period.

—

the manner in which the employee shareholding system functions when they do not exercise their rights directly: pursuant to Article L. 214-40 of the French Monetary and Financial Code, the Supervisory Board of the FCP 2AL Mutual Fund decides whether to tender the shares to the tender or exchange offer.

INFORMATION ON THE SHARE CAPITAL OF ANY MEMBER OF THE GROUP WHICH IS UNDER OPTION OR IS SUBJECT TO A CONDITIONAL OR UNCONDITIONAL AGREEMENT

None

9.7   TREND OF DIVIDEND PER SHARE OVER 5 YEARS

Year of payment	2011	2010	2009	2008	2007
Dividend distributed (in euros, per share)	-	-	-	-	0.16 (1)

(1)	Dividend paid on June 4, 2007.

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

At its meeting of February 8, 2012 our Board of Directors has recommended not to pay a dividend for fiscal year 2011.

9.8   GENERAL SHAREHOLDERS’ MEETING

The most recent Shareholders’ Meeting was held on May 27, 2011, the date for which it was initially convened, and was chaired by Mr. Philippe Camus.

Shareholders present (or voting by mail) or represented by proxy had in the aggregate a total of 1,040 million shares, which represented a quorum of 45.92%.

EVOLUTION OF THE PERCENTAGE OF PARTICIPATION OF THE SHAREHOLDERS OVER FIVE YEARS

9

STOCK EXCHANGE AND SHAREHOLDING

9.8 GENERAL SHAREHOLDERS’ MEETING

METHOD OF PARTICIPATION AT THE 2011 SHAREHOLDERS’ MEETING

The table and the chart below reflect the breakdown of the participants according to the method of participation used by the shareholder.

Shareholders can participate in Shareholders’ Meetings in one of three ways:

1.	physically attend or be represented at the Meeting;
2.	vote by mail; or
3.	by proxy granted to the Chairman.

Method of participation	Number of Shareholders	Number of shares	% at the Meeting
Shareholders present	502	39,546,506	3.80%
Shareholders who were represented	37	37,793,938	3.63%
Proxy to the Chairman	4,109	31,047,962	2.99%
Votes by mail	1,941	932,020,197	89.58%
Total	6,589	1,040,408,603	100.00%

EVOLUTION OF THE METHOD OF PARTICIPATION OF THE SHAREHOLDERS OVER 5 YEARS (1)

(1)	Based on the number of shares held by the shareholders participating in the Meeting.

All of the resolutions that were presented at the Shareholders’ Meeting of May 27, 2011 were adopted. Voting results were published on line on our Internet site.

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

FISCAL YEAR

Our fiscal year begins on January 1st and ends on December 31st.

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

Fully paid shares may be in registered or bearer form at the shareholder’s choice up until the shareholder reaches a threshold of 3% of the total number of shares. Once the individual threshold of 3% of the Company’s total number of shares is reached, the shares must be registered as described in paragraph B) below. The obligation to register shares applies to all the shares already held as well as to any shares which may be acquired subsequently in excess of this threshold.

B) Exceeding the thresholds of the Articles of Association

In accordance with the provisions of the Articles of Association, any individual or legal entity and/or shareholder that comes to own a number of shares in the Company equal to or above 2% of the total number of shares must, within a period of five trading days from the date on which this share

10

ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

ownership threshold is exceeded, inform the Company of the total number of shares owned, by letter or fax. A further notification must be sent in the same manner each time a new threshold of 1% is exceeded.

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

For purposes of the calculation of the thresholds, indirectly held shares and shares which are considered to be owned pursuant to Articles L. 233-7 et seq. of the French Commercial Code must be taken into account.

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

Pursuant to Article L.233-9 1 4° of the French Commercial Code the issued shares that the reporting entity is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument, must also be taken into account for the calculation of the thresholds subject to notification. Moreover, the “separate disclosure” requirement imposes an obligation to disclose additional information on the following agreements and financial instruments: (i) securities giving access to shares in the future, (ii) shares already issued that the shareholder is entitled to acquire under the terms of an agreement or a financial instrument, based on the initiative of a third party, and (iii) shares already issued as to which there is an agreement or financial instrument to be paid exclusively in cash which has economic effect for the reporting entity or individual similar to holding shares (e.g., cash-settled equity swaps, knock-in options).

The deadline to notify the AMF and the issuer is of four trading days (before the market or the trading system closes), after the day on which the threshold is reached.

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

Four thresholds of respectively 10%, 15%, 20% and 25% creates an obligation of declaration of intent as defined under Article L.233-7 of the French Commercial Code. The deadline to notify the Company and the AMF is of five trading days (before the market closes).

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

    ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

Dividends and other income from shares issued by the Company are paid under the conditions authorized or provided for under the regulations in effect and in such a manner as the Shareholders’ Meeting, or, alternatively, the Board of Directors may decide.

Rights and obligations remain attached to a share regardless of who holds the share. Ownership of a share entails automatic acceptance of the Company’s Articles of Association and resolutions of the Shareholders’ Meeting.

Shares are indivisible vis-à-vis the Company: joint owners of shares must be represented by a single person. Shares subject to usufruct must be identified as such in the share registration.

CHANGES IN THE CAPITAL

A) Capital increases

In accordance with applicable law, our capital may be increased by cash or in-kind contributions, pursuant to a resolution of the Extraordinary Shareholders’ Meeting approved by two-thirds of the shareholders present or represented. This power may also be delegated to the Board of Directors. In the event of a delegation to the Board of Directors, the Chief Executive Officer may be granted specific powers to make a capital increase.

The capital may also be increased:

—

by the capitalization of reserves, profits or issuance premium pursuant to a decision of the Ordinary Shareholders’ Meeting taken with the approval of a simple majority of the shareholders present or represented;

—	in case of payment of a dividend in shares decided by an Ordinary Shareholders’ Meeting; or

—	upon tender of securities or rights giving access to the Company’s capital (bonds convertible into shares, bonds repayable in shares, warrants to purchase shares or other securities).

B) Capital decreases

The capital may be decreased pursuant to a decision of two-thirds of the shareholders present or represented at an Extraordinary Shareholders’ Meeting, either by decreasing the nominal value of the shares or by reducing the number of shares outstanding.

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

If for any reason whatsoever the number of serving Directors over 70 should exceed one third as defined above, the oldest Director(s) shall automatically be deemed to have retired at the ordinary Shareholders’ Meeting called to approve the accounts of the fiscal year in which the proportion of Directors over 70 years was exceeded, unless the proportion was re-established in the meantime.

Directors representing legal entities are taken into account when calculating the number of Directors to which the age limit does not apply.

10

ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

Legal entities that are represented on the Board must replace any 70 year-old representative no later than at the ordinary Shareholders’ Meeting called to approve the accounts of the fiscal year in which such representative reached the age of 70.

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

The Chief Executive Officer is vested with the fullest power to act in all circumstances in the name of the Company, within the limits of the corporate purpose, the limitations set by the Board of Directors and reviewed on October 29, 2008 (as previously described in Section 7.1.1 “Principles of organization of our Company’s management”) and subject to the powers that the law expressly bestows on the Shareholders’ Meetings and on the Board of Directors.

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

AGE LIMIT FOR CORPORATE EXECUTIVES

The Chief Executive Officer and Executive Vice-Presidents may hold office for the period set by the Board of Directors, but this period may not exceed their term of office as Directors, if applicable, nor in any event may such period extend beyond the date of the Ordinary Shareholders’ Meeting called to approve the financial statements for the fiscal year in which

    ADDITIONAL INFORMATION

10.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

they shall have reached 68 years of age. The same age limit applies to the Chairman when he is also the Chief Executive Officer.

When the Chairman does not also occupy the position of Chief Executive Officer, he may hold the office of Chairman for the period set by the Board of Directors, but this period shall not exceed his term as Director, as well as the age limit set for the Directors.

BOARD OBSERVERS

Upon the proposal of the Chairman, the Board of Directors must in turn propose to the Ordinary Shareholders’ Meeting the appointment of two observers satisfying the conditions described below. The Board observers are invited and participate in Board meetings, but have no vote. They are appointed for three years. Exceptionally the Shareholder’s Meeting may appoint a Board observer for a period of two years in order to stagger the Board observer’s terms of office. Outgoing Board observers may be renewed.

They must, at the time of their appointment, be both employees of Alcatel Lucent or a company of the Group, and members of a mutual investment fund as described below. Any mutual investment fund which satisfies the conditions defined below may propose to the Board candidates with a view to their being appointed as observers.

For purposes of the preceding requirements:

—

a company of the Alcatel Lucent group is a company in which Alcatel Lucent holds directly or indirectly at least one half of the voting rights and/or any company in which a company of the Alcatel Lucent group holds directly or indirectly at least one half of the voting rights;

—

the mutual investment funds referred to above are those created pursuant to a corporate savings plan in which the Company or a Group company participates, and where the portfolio includes at least 75% of Company shares.

On the Chairman’s recommendation, the Board of Directors may propose to the Ordinary Shareholders’ Meeting the appointment of one or several additional observers who do not fulfill the conditions above, whether they are shareholders or not, but the total number of observers may not exceed six.

The observers receive an annual remuneration, set at the Ordinary Shareholders’ Meeting and allocated by the Board of Directors.

SHAREHOLDERS’ MEETINGS

The General or Special Shareholders’ Meeting are convened and held under the conditions provided by law.

The decisions of the Shareholders’ Meeting are binding on all shareholders, including those not present or who dissent.

Meetings take place at the registered office or any other place specified in the notice of meeting.

All shareholders may attend the meeting in person, by mail or by proxy, upon presentation of proof of identity and upon proof of registration of the securities on the third working day preceding the meeting at midnight, Paris time, either in the Company’s accounts of registered securities, or in the bearer share accounts held by a duly authorized intermediary.

Subject to the conditions defined by regulations and in accordance with the procedures defined beforehand by the Board of Directors, the shareholders may participate and vote in all General or Special Shareholders’ Meetings by video-conference or any electronic communication method, including internet, that allows for their identification.

Subject to the conditions set by the regulations in effect, the shareholders may send their proxy or mail voting form for any General or Special Shareholders’ Meeting either in paper form or, upon decision of the Board reflected in the notices of the meeting, by electronic transmission. The electronic signature of the form consists, upon prior decision of the Board of Directors, process of identifying which safeguards its link with the electronic form to which it relates by a login and password or any other process in the conditions defined by regulations in force.

In order to be considered, all necessary forms for votes by mail or by proxy must be received at the Company’s registered offices or at the location stated in the notice of the meeting at least three days before any Shareholders’ Meeting. This time limit may be shortened by decision of the Board of Directors. Instructions given electronically that include a proxy or power of attorney may be accepted by the Company under the conditions and within the deadlines set by the regulations in effect.

The meeting may be broadcast by video-conference and/or electronic transmission. If applicable, this should be mentioned in the notices of meeting.

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

The Ordinary Shareholders’ Meeting may deliberate on a first call only if the shareholders present or represented hold at least one-fifth of the shares with voting rights. No quorum is required for a meeting held upon a second call.

The Extraordinary Shareholders’ Meeting may deliberate on a first call only if the shareholders present or represented hold at least one-quarter of the shares with voting rights, and one-fifth of the shares with voting rights in the event of a second call.

VOTING RIGHTS

At General Shareholders’ Meeting held on June 1, 2007, the shareholders voted to eliminate the statutory limitation on voting rights at Shareholders’ Meetings; as a result and subject to what is described below, each member at every meeting has the right to as many votes as the number of shares that he owns or represents.

However, fully paid registered shares, registered in the name of the same holder for at least three years, have double voting rights.

In accordance with Article L. 225-99, paragraph 2 of the French Commercial Code, the elimination of double voting rights must be decided by the Extraordinary Shareholders’ Meeting, with the authorization of a special meeting of holders of these rights.

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

Voting rights in all Ordinary, Extraordinary or Special Shareholders’ Meetings belong to the usufructuary.

APPROPRIATION OF THE RESULT -DIVIDEND

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

The distributable profits, that is, the profits for the fiscal year minus the previous losses and the deduction mentioned above, plus income carried over, is available to the Shareholders’ Meeting which, upon proposal of the Board, may decide to carry over some or all of the profits, to allocate them to general or special reserve funds or to distribute them to the shareholders as a dividend.

In addition, the Shareholders’ Meeting may decide the distribution of sums deducted from the optional reserves, either as a dividend or as a supplemental dividend, or as a special distribution. In this case, the decision must clearly indicate the reserves from which said sums are deducted. However, the dividends must be deducted first from the distributable profits of the fiscal year.

The Shareholders’ Meeting may grant each shareholder, for all or part of the dividend distributed or the interim dividend, the option to receive payment of the dividend or interim dividend in cash or in shares.

The Shareholders’ Meeting or the Board of Directors, in the event of an interim dividend, must determine the date as of which the dividend is paid.

10.3    AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

DESCRIPTION OF THE ADSs

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement among Alcatel Lucent, the Bank of New York Mellon, as depositary, and the holders from time to time of the ADSs.

The form of the deposit agreement for the ADS and the form of American depositary receipt (ADR) that represents our ADSs have been filed as exhibits to our registration statement on Form F-6 that we filed with the Securities and Exchange Commission on May 20, 2011. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, and at the principal office of our custodian, BNP Paribas Securities Services, located at Grands Moulins de Pantin, 9 rue du Débarcadère, 93761 Pantin Cedex, France.

    ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

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

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. The Bank of New York Mellon will send ADS holders, via mail or electronically (to those ADS holders who have consented to electronic delivery), English - language summaries of any materials or documents provided by us for the purpose of exercising voting rights. In addition, if we so request, The Bank of New York Mellon will send ADS holders a notice card or letter including instructions on how ADS holders may access the aforementioned summary through an Internet website, along with how a paper copy of such documents may be requested. The Bank of New York Mellon will also send to ADS holders directions as to how to give it voting instructions, as well as a statement (which may be included in the documents described above) as to how the underlying ordinary shares will be voted if The Bank of New York Mellon receives blank or improperly completed voting instructions.

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

10

ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

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

    ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

FEES AND PAYMENTS FROM THE DEPOSITARY TO US

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the ADR facility (subject to certain limits) and to pay us annually a further amount which is a function of the Depositary Service Fee (DSF) charged by the depositary to our ADS holders starting in 2010. For the fiscal year ended December 31, 2011 we received from the depositary US$3 million for our continuing annual stock exchange listing fees and our expenses incurred in connection with the ADR facility, and US$6.5 million relating to the DSF.

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

TAXATION

The following is a general summary of the material U.S. federal income tax and French tax consequences to you of acquiring, holding or disposing of our ordinary shares or ADSs. It does not address all aspects of U.S. and French tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, and on the Convention between the United States of America and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated as of August 31, 1994 entered into force on December 30, 1995, along with the 2004 Protocol thereto entered into force on December 21, 2006, and the 2009 Protocol thereto entered into force on December 23,

2009, all of which are subject to change (collectively, the “Treaty”), possibly with retroactive effect, or different interpretations.

With respect to the US tax matters discussed, this summary only applies to you if all of the following five points apply to you:

—	you own, directly or indirectly, less than 10% of our capital stock;

—	you are any one of (a), (b), (c) or (d) below:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
(b)	a corporation, or other entity taxable as a corporation that is created in or organized under the laws of the United States or any political subdivision thereof,
(c)	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or
(d)	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or certain electing trusts that were in existence on August 20, 1996 and were treated as domestic trusts on August 19, 1996;

—	you are entitled to the benefits of the Treaty under the “limitations on benefits” article contained in the Treaty;

—	you hold our ordinary shares or ADSs as capital assets; and

—	your functional currency is the U.S. dollar.

You generally will not be eligible for the reduced withholding tax rates under the Treaty if you hold our ordinary shares or ADSs in connection with the conduct of business through a permanent establishment or the performance of services through a fixed base in France, or you are a non-resident in the United States for U.S. tax purposes, in either case within the meaning of the Treaty.

The following description of tax consequences should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of owning or disposing of our ordinary shares or ADSs. Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities’ holdings, and persons holding their ordinary shares or ADSs as part of a hedging, straddle, conversion transaction or other integrated investment, among others. Those special rules are not discussed in this annual report. This summary does not address all potential tax implications that may be relevant to you as a holder, in light of your particular circumstances. You should consult your tax advisor concerning the overall U.S. federal, state and local tax consequences, as well as the French tax consequences, of your ownership of our ordinary shares or ADRs and ADSs represented thereby.

For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if you own ADSs

10

ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

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

For dividends paid on and after January 1, 2012, French resident individuals can elect for dividends to be subject to a 21% withholding tax.

French companies normally must deduct a 30% French withholding tax from dividends paid to non-resident of France. Under the Treaty, this withholding tax is reduced to 15% if your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

Dividends paid to a resident in a non-cooperative state or territory (NCST) are subject to a withholding tax at a rate of 55%.

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

If you have not completed and sent the Certificate of Residence before the dividend payment date under the “simplified” procedure, we will deduct French withholding tax at the rate of 30%. In that case, you may claim a refund from the French tax authorities under the “normal” procedure, provided that you (i) duly complete the Certificate of Residence and the French Treasury Form 5001-EN (ii) have the forms certified either by the Internal Revenue Service or the financial institution that is in charge of the administration of the ordinary shares or ADSs, and (iii) send both forms to us early enough to enable us to file them with the French tax authorities before December 31 of the second calendar year following the year during which the dividend is paid.

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

For U.S. federal income tax purposes, the gross amount of any distribution will be included in your gross income as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include the gross amount treated as a dividend in income in the year payment is received by you, which, if you hold ADSs, will be the year payment is received by the Depositary. Dividends paid by us will not give rise to any dividends-received deduction generally allowed to a U.S. corporation under Section 243 of the Code. Dividends paid by us generally will constitute foreign source “passive category” income for U.S. foreign tax credit purposes or, for some holders, “general category” income.

For tax years of holders beginning before January 1, 2013, a maximum U.S. federal income tax rate of 15% will apply to dividend income received by an individual (as well as certain trusts and estates) from a U.S. corporation or from a “qualified foreign corporation” provided certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares, or an ADR in respect of such shares (which would include the ADSs), are considered readily tradable on an established securities market if they are listed on an established securities market in the United States such as The New York Stock Exchange. Information returns reporting dividends paid to U.S. persons will identify the amount of dividends eligible for the reduced tax rates.

Also, for U.S. federal income tax purposes, the amount of any dividend paid in a foreign currency such as euros, including any French withholding taxes withheld from such payment, will be equal to the U.S. dollar value of the euros on the date the dividend is included in your taxable income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You generally will be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euros you are deemed to receive. You may also be required to recognize foreign currency gain or loss if you receive a refund of French tax withheld from a dividend in excess of the 15% rate provided for under the Treaty. In

    ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

either case, this foreign currency gain or loss generally will be U.S. source ordinary income or loss.

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

—

First, as a tax-free return of capital to the extent of your basis (determined for U.S. federal income tax purposes) in your ordinary shares or ADSs, which will reduce your adjusted tax basis of your ordinary shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares or ADSs.

—	Second, the balance of the distribution in excess of your adjusted tax basis will be taxed as capital gain.

French withholding tax imposed on the dividends you receive on your ordinary shares or ADSs at 15% under the Treaty is treated as payment of a foreign income tax generally eligible for credit against your U.S. federal income tax liability. Under the Code, in general, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, the dividends you receive on your ordinary shares or ADSs generally will constitute “passive” income, or, for some holders, “general category” income. In general, U.S. foreign tax credits allowable with respect to each of these categories of income cannot exceed the U.S. federal income tax otherwise payable with respect to such category of income. The consequences of this “separate limitation” calculation to you will depend in general on the nature and sources of your income and deductions.

Alternatively, a U.S. person may claim all foreign taxes paid as an itemized deduction in lieu of claiming a U.S. foreign tax credit, provided that such person does not choose to take a U.S. foreign tax credit to any extent. Generally, a deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit; however, generally the deduction for foreign taxes paid is not subject to the limitations described above.

The U.S. foreign tax credit issues described above, including the possibility of taking a deduction for foreign taxes paid in the alternative, are very complex and depend on your individual circumstances. You are urged to consult your own tax advisor on the U.S. tax consequences of any French taxes paid in respect of your owning or disposing of our ordinary shares or ADSs.

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

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares or ADSs based on the difference

between the amount realized on the disposition and your adjusted tax basis in the ordinary shares or ADSs. Any gain or loss generally will be U.S. source gain or loss. If you are a non-corporate holder, and you satisfy certain minimum holding period requirements, any capital gain generally will be treated as long-term capital gain that generally is subject to U.S. federal income tax at preferential rates under current law,. Long-term capital gains realized upon a sale or other disposition of the ordinary shares or ADSs before the end of a taxable year which begins before January 1, 2013 generally will be subject to a maximum U.S. federal income tax rate of 15%.

Transfer tax on sale of ordinary shares or ADSs

From January 1 to July 31, 2012 transfers of shares or ADSs of publicly traded companies that are evidenced by a written agreement are subject to the following decreasing tax rates depending on the sale price:

—	3% for the portion of the sale price below €200,000.

—	0.5% for the portion of the sale price between €200,000 and €500,000,000.

—	0.25% for the portion of the sale price exceeding €500,000,000.

The transfer tax does not apply to transfers of ordinary shares or ADSs in French publicly-traded companies that are not evidenced by a written agreement. Therefore, the transfer tax on the sale or disposition of ordinary shares or ADSs should not apply provided such sale or disposition is not evidenced by a written agreement.

From August 1, 2012 the three bands shown above will no longer apply, and a single rate of 0.1% will apply to all transactions regardless of the sale price.

Also from August 1, 2012 if an acquisition of ordinary shares or ADSs is subject to the financial transaction tax described below, it is exempt from transfer tax.

Financial transaction tax on acquisitions of ordinary shares or ADSs

From August 1, 2012 a “financial transaction tax” will apply to acquisitions giving rise to ownership transfer of shares or ADSs of French-listed companies with a global capitalization of at least 1 billion euros.

The tax rate will be 0.1% of the share acquisition value.

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

10

ADDITIONAL INFORMATION

10.3 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

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

French wealth tax

The French wealth tax generally does not apply to our ordinary shares or ADSs if held by a U.S. holder who is a resident of the United States for purposes of the Treaty.

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

Additionally, if you are a non-corporate U.S. holder of our ordinary shares or ADSs (or do not come within certain other exempt categories) you may be subject to backup withholding at the current applicable rate with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service, as well as backup withholding. Backup withholding is not an additional tax. In general, any amount withheld under the backup withholding rules should be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you timely furnish the required information to the Internal Revenue Service.

U.S. reportable transactions

A U.S. holder that participates in any “reportable transaction” (as defined in U.S. Treasury regulations), which includes certain losses related to nonfunctional currency transactions, must attach to its U.S. federal income tax return a disclosure statement on Internal Revenue Service Form 8886. U.S. holders are urged to consult their own tax advisors as to the possible obligation to file Internal Revenue Service Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency (including euros) received as a dividend on, or as proceeds from the sale of, our ordinary shares or ADSs.

Disclosure of information with respect to foreign financial assets

Certain U.S. holders are required to report information with respect to their investment in our ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares or ADSs) with an aggregate value exceeding $50,000 will report information about those assets on new IRS Form 8938, which must be attached to the taxpayer’s annual income tax return. Higher asset thresholds apply to U.S. taxpayers who file a joint tax return or who reside abroad. Investors who fail to report required information could become subject to substantial penalties. These new disclosure requirements are effective for taxable years beginning after March 18, 2010 (which, for a U.S. individual taxpayer who has a calendar taxable year, would include the taxable year ending December 31, 2011). You should consult your own tax advisor concerning the effect, if any, of holding your ordinary shares or ADSs on your obligation to file new Form 8938.

Medicare contribution tax on unearned income

Legislation enacted in 2010 will require certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale, retirement or other taxable disposition of our ordinary shares or ADSs for taxable years beginning after December 31, 2012. You should consult your own tax advisor concerning the effect, if any, of this legislation on holding your ordinary shares or ADSs.

U.S. State and local taxes

In addition to U.S. federal income tax, you may be subject to U.S. state and local taxes with respect to your ordinary shares or ADSs. You should consult your own tax advisor concerning the U.S. state and local tax consequences of holding your ordinary shares or ADSs.

    ADDITIONAL INFORMATION

10.4 DOCUMENTS ON DISPLAY

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

Any shareholder can also consult/download from our website under the heading “Regulated information”, the 2011 reference document filed with the AMF, which includes:

—	the annual financial report (which is the “Operating and financial review and prospects” included in Chapter 6 of this document);

—	the Statutory Auditors’ reports on the parent company and consolidated accounts;

—	the special report of the Statutory Auditors concerning regulated agreements and commitments;

—	the report from the Chairman of the Board of Directors on the corporate governance and on internal control and risk management required under French law;

—	the Statutory Auditors’ report on the report prepared by the Chairman of the Board of Directors, and

—	information relating to the Statutory Auditors’ fees (which is also set forth in Section 11.4 “Statutory Auditors’ Fees” of this document).

10

ADDITIONAL INFORMATION

10.4 DOCUMENTS ON DISPLAY

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.1 CONTROLS AND PROCEDURES

11    CONTROLS AND PROCEDURES,

STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.1    CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed by us in reports that we file with or submit to the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Alcatel Lucent to disclose material information otherwise required to be set forth in our reports, although our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of the period covered by this report, our disclosure controls and procedures provide reasonable assurance of achieving these objectives.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting for Alcatel Lucent.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

Deloitte & Associés and Ernst & Young et Autres, the independent registered public accounting firms that audited the consolidated financial statements in this annual report, have issued a report on Alcatel Lucent’s internal control over financial reporting, as stated in their report set forth in Section 11.2 “Report of independent registered public accounting firms” of this annual report.

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.2 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

11.2    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Alcatel-Lucent (and subsidiaries),

We have audited Alcatel-Lucent and its subsidiaries’ (the “Group”) internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of the Group and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Neuilly-sur-Seine and Paris-La Défense, March 15, 2012

DELOITTE & ASSOCIES	ERNST & YOUNG et Autres

Jean-François Ginies

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.3 STATUTORY AUDITORS

11.3    STATUTORY AUDITORS

Our Statutory Auditors and Alternate Auditors who report on our parent company and consolidated accounts are:

	Appointment (1)	Most recent renewals (2)	Expiration of mandate
Statutory Auditors
Deloitte & Associés, represented by Mr. Jean-Pierre Agazzi 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine Cedex	06/18/1998	09/07/2006	12/31/2011
Ernst & Young et Autres, represented by Mr. Jean-François Ginies 1-2, place des Saisons 92400 Courbevoie-Paris La Défense 1	06/23/1994	09/07/2006	12/31/2011
Alternate Auditors
BEAS 195, avenue Charles de Gaulle 92200 Neuilly sur Seine	09/07/2006		12/31/2011
Auditex 1-2, place des Saisons 92400 Courbevoie-Paris La Défense 1	09/07/2006		12/31/2011

(1)	Date of the Annual Shareholders’ Meeting.
(2)	The renewal of the appointment is proposed to the 2012 Shareholders’ Meeting.

Change in Statutory Auditors

Not applicable.

11.4    STATUTORY AUDITORS’ FEES

Fees of our Statutory Auditors and their international networks in 2010 and in 2011:

(In thousands of euros, except percentages)	Deloitte & Associés (Deloitte Touche Tohmatsu network)				Ernst & Young (Ernst & Young network)
	2010		2011		2010		2011		Note
1. Audit
Audit fees (statutory audit, audit of consolidated financial statements and certification)	7,878	88%	7,297	74%	8,244	84%	8,233	76%	1
Issuer	2,650	30%	2,695	27%	2,700	27%	2,695	25%
Consolidated entities	5,228	58%	4,602	47%	5,544	56%	5,538	51%
Audit related fees	741	8%	2,169	22%	1,234	13%	2,335	22%	2
Issuer	634	7%	1,742	18%	840	9%	2,004	19%
Consolidated entities	107	1%	427	4%	394	4%	331	3%
Sub-total	8,619	96%	9,466	96%	9,478	96%	10,568	97%
2. Other services (not audit related)									3
Legal and tax services	55	1%	80	1%	202	2%	134	1%	4
Other services	292	3%	311	3%	163	2%	146	1%	5
Sub-total	347	4%	391	4%	365	4%	280	3%
Total	8,966	100%	9,857	100%	9,843	100%	10,848	100%

The table above provides the fees of Alcatel Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2010 and 2011.

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

pre-approval of audit and permissible non-audit services provided by our independent auditors. Our independent auditors may only be engaged to provide such services after having received confirmation that these services are included in the list of pre-approved services by the Audit and Finance Committee. Non-prohibited services which are however not included in the pre-approved services must be specifically approved by the Audit and Finance Committee.

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

11.5    AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jean C. Monty is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the

Securities and Exchange Commission and The New York Stock Exchange.

11.6    CODE OF ETHICS

On February 4, 2004, our Board of Directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Corporate Controller. A copy of our Code of Ethics for Senior Financial Officers has been posted on our website,

www.alcatel-lucent.com. This Code of Ethics is in addition to our Alcatel Lucent Code of Conduct, which also applies to our senior financial officers (see Section 7.4, “Alcatel Lucent Code of Conduct”).

11.7    FINANCIAL STATEMENTS

The following consolidated financial statements of Alcatel Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2011, 2010 and 2009 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.8 EXHIBITS

11.8    EXHIBITS

1.1	Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation), dated December 31, 2011.
2.1	Form of Amended and Restated Deposit Agreement, among Alcatel-Lucent, The Bank of New York, as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit A to Alcatel-Lucent’s Registration Statement on Form F-6 POS filed May 20, 2011). (File No. 333-138770).
4.	Agreement and Plan of Merger, dated April 2, 2006, among Lucent Technologies Inc., Alcatel and Aura Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Lucent’s Form 8-K filed November 20, 2006).
8.	List of subsidiaries (see Note 37 to our consolidated financial statements included elsewhere herein).
10.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Associés.
10.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young et Autres.
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15.1	Subordinated Guaranty dated March 27, 2007 executed by Lucent Technologies Inc. in favor of the holders of Alcatel’s 6.375% Notes due 2014 and the Agent therefore (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006 filed April 6, 2007).
11.9    CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

FORM 20-F	2011 ANNUAL REPORT ON 20-F
Item 1: Identity of Directors, Senior Management and Advisers	N/A
Item 2: Offer Statistics and Expected Timetable	N/A
Item 3: Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A

D. Risk factors	Chapter 3 Risk factors

Item 4: Information On The Company

A. History and development of the Company	Chapter 4 Information about the Group

B. Business overview	Chapter 2 Activity overview, Chapter 5 Description of the Group’s activities and Chapter 6 Operating and financial review and prospects, Sections 6.1 through 6.5

C. Organizational structure	Section 4.3 Structure of the principal companies consolidated in the Group as of December 31, 2011

D. Property, plants and equipment	Section 4.4 Real estate and equipment

Item 4A: Unresolved Staff Comments	N/A

Item 5: Operating and Financial Review and Prospects

A. Operating results (significant factors materially affecting the company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.5.

B. Liquidity and capital resources	Section 6.6 Liquidity and capital resources

C. Research and Development, patents and licenses, etc.	Section 6.11 Research and Development – Expenditures; headings “Research and Development costs” of Section 6.2 and Section 6.4

D. Trend information	Section 6.1 Overview of 2011 and Section 6.8 Outlook for 2012

E. Off-Balance sheet arrangements	Section 6.7 Contractual obligations and off-balance sheet contingent commitments

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.9 CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

F. Tabular disclosure of contractual obligations	First subsection Contractual obligations of Section 6.7 Contractual obligations and off-balance sheet contingent commitments

G. Safe harbor

Item 6: Directors, Senior Management and Employees

A. Directors and senior management	Section 7.1 Chairman’s corporate governance report

B. Compensation	Section 7.1 Chairman’s corporate governance report, Section 7.2 Compensation and long-term incentives, Section 7.3 Regulated agreements, commitments and related party transactions

C. Board practices	Section 7.1 Chairman’s corporate governance report, Section 7.4 Alcatel Lucent Code of Conduct and Section 11.6 Code of ethics

1. Date of expiration of the current term of office and the period during which the person has served it that office;	Section 7.1.2 Management bodies of the Company

2. Directors’ service contracts with the company or any of its subsidiaries;	Section 7.2 Compensation and long-term incentives and Section 7.3 Regulated agreements, commitments and related party transactions

3. Company’s audit committee and remuneration committee.	Section 7.1.4 Powers and activity of the Board of Directors’ Committees

D. Employees	Section 5.13 Human resources
E. Share ownership (with respect to the persons listed in Item 6.B.2)

1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their voting rights; options granted to these persons on the company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any, expiration date of the options);	Section 7.1.2 Management bodies of the Company, Section 7.2 Compensation and long-term incentives and Section 9.5 Employees and management’s shareholding

2. Any arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.	Section 7.2 Compensation and long-term incentives

Item 7: Major Shareholders and Related Party Transactions Employees

A. Major shareholders	Section 9.3 Shareholder profile, Section 9.4 Breakdown of capital and voting rights and Section 9.6 Other information on the share capital

B. Related Party Transactions	Section 7.3 Regulated agreements, commitments and related party transactions

C. Interests of experts and counsel	N/A

Item 8: Financial Information

A. Consolidated statements and other financial information	Section 1.1 Condensed consolidated income statement and statement of financial position data, Chapter 12 Consolidated financial statements at December 31, 2011, Section 6.10 Legal matters and Section 9.7 Trend of dividend per share over 5 years

B. Significant changes since the date of the annual financial statements	N/A

Item 9: The Offer and Listing

A. Offer and listing details	Section 9.1 Listing and Section 9.2 Trading over the last five years

B. Plan of distribution	N/A

C. Markets	Section 9.1 Listing

D. Selling shareholders	N/A

E. Dilution	N/A

F. Expenses of the issue	N/A

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.9 CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

Item 10: Additional Information

A. Share capital	Chapter 8 Information concerning our capital and Section 7.2 Compensation and long-term incentives

B. Memorandum and Articles of Association	Section 7.1.3 Powers and activity of the Board of Directors, Section 10.1 Legal information, Section 10.2 Specific provisions of the by-laws and of law, Subsection “Ownership of shares by non-French persons” of Section 10.3 American Depositary Shares, taxation and certain other matters and Section 9.8 General Shareholders’ Meeting

C. Material contracts	Section 4.5 Material contracts

D. Exchange controls	Subsection “Exchange controls” of Section 10.3 American Depositary Shares, taxation and certain other matters

E. Taxation	Subsection “Taxation” of Section 10.3 American Depositary Shares, taxation and certain other matters

F. Dividends and paying agents	N/A

G. Statement by experts	N/A

H. Documents on display	Section 10.4 Documents on display

I. Subsidiary information	No information in this regard

Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.9 Qualitative and quantitative disclosures about market risk

Item 12: Description of Securities Other than Equity Securities

D. American Depositary Shares	Subsection “Description of the ADSs” of Section 10.3 American Depositary Shares, taxation and certain other matters

Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A

Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15: Controls and Procedures	Section 11 Controls and procedures, Statutory Auditors’ fees and other matters

(a) Disclosure controls and procedures	Subsection “Disclosure controls and procedures” of Section 11.1 Controls and procedures

(b) Management’s annual report on internal control over financial reporting	Subsection “Management’s annual report on internal control over financial reporting” of Section 11.1 Controls and procedures

(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Section 11.2 Report of independent registered public accounting firms

(d) Changes in internal control over financial reporting	Subsection “Management’s annual report on internal control over financial reporting” of Section 11.1 Controls and Procedures

Item 16: Reserved	Reserved

Item 16A: Audit Committee Financial Expert	Section 11.5 Audit Committee financial expert

Item 16B: Code of Ethics	Section 11.6 Code of ethics

Item 16C: Principal Accountant Fees and Services	Section 11.3 Statutory Auditors and Section 11.4 Statutory Auditors’ fees

Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 8.6 Purchases of Alcatel Lucent shares by the Company

Item 16F: Change in Registrant’s Certifying Accountant	Section 11.3 Statutory Auditors

Item 16G: Corporate Governance	Section 7.5 Major differences between our corporate governance practices and NYSE requirements

Item 17: Financial Statements	See Section 11.7 Financial statements

Item 18: Financial Statements	See Section 11.7 Financial statements

Item 19: Exhibits	Section 11.8 Exhibits

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT
By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Financial Officer

March 21, 2012

CONSOLIDATED FINANCIAL STATEMENTS

12    CONSOLIDATED FINANCIAL STATEMENTS OF ALCATEL-LUCENT AND ITS SUBSIDIARIES

12

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Alcatel Lucent (and subsidiaries):

We have audited the accompanying consolidated statements of financial position of Alcatel Lucent and subsidiaries, (the “Group”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2011, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Neuilly-sur-Seine and Paris-La Défense, March 15, 2012

s/ DELOITTE & ASSOCIES	s/ ERNST & YOUNG et Autres
Represented by
Jean-François Ginies

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(In millions except per share information)	Notes	2011 (1)		2011	2010 (5)	2009 (5)
Revenues	(5) & (6)	U.S.$	19,884	€15,327	€15,658	€14,841
Cost of sales (2)			(12,930)	(9,967)	(10,356)	(9,986)
Gross profit			6,954	5,360	5,302	4,855
Administrative and selling expenses (2)			(3,427)	(2,642)	(2,769)	(2,776)
Research and development expenses before capitalization of development expenses			(3,207)	(2,472)	(2,593)	(2,465)
Impact of capitalization of development expenses			6	5	(10)	1
Research and development costs (2)			(3,201)	(2,467)	(2,603)	(2,464)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(5)		326	251	(70)	(384)
Restructuring costs (2)	(28)		(263)	(203)	(371)	(598)
Litigations (3)			5	4	(28)	(109)
Gain/(loss) on disposal of consolidated entities (4)			(3)	(2)	62	99
Post-retirement benefit plan amendments	(26f)		87	67	30	248
Income (loss) from operating activities			152	117	(377)	(744)
Interest related to gross financial debt			(458)	(353)	(357)	(313)
Interest related to cash and marketable securities			77	59	53	60
Finance cost	(8)		(381)	(294)	(304)	(253)
Other financial income (loss)	(8)		465	359	356	253
Share in net income (losses) of equity affiliates			5	4	14	1
Income (loss) before income tax and discontinued operations			241	186	(311)	(743)
Income tax (expense) benefit	(9)		706	544	(14)	77
Income (loss) from continuing operations			947	730	(325)	(666)
Income (loss) from discontinued operations	(10)		537	414	33	162
Net Income (Loss)			1,484	1,144	(292)	(504)
Attributable to:
• Equity owners of the parent			1,421	1,095	(334)	(524)
• Non-controlling interests			63	49	42	20
Net income (loss) attributable to the equity owners of the parent per share (in euros and U.S.$)
• Basic earnings per share	(11)	U.S.$	0.62	€0.48	€(0.15)	€(0.23)
• Diluted earnings per share	(11)	U.S.$	0.54	€0.42	€(0.15)	€(0.23)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros and U.S.$)
• Basic earnings per share		U.S.$	0.39	€0.30	€(0.16)	€(0.30)
• Diluted earnings per share		U.S.$	0.36	€0.28	€(0.16)	€(0.30)
Net income (loss) of discontinued operations per share (in euros and U.S.$)
• Basic earnings per share		U.S.$	0.23	€0.18	€0.01	€0.07
• Diluted earnings per share		U.S.$	0.18	€0.14	€0.01	€0.07

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.2973 on December 30, 2011.
(2)	Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 24d.
(3)	Related to material litigations (see Note 1n): the arbitral award on the collapse of a building in Madrid disclosed in Note 34e of the consolidated financial statements filed as part of the Group’s 2010 20-F(for an amount of €(22) million as of December 31, 2010), the FCPA litigation disclosed in Note 35b (for an amount of €1 million as of December 31, 2011, €(10) million as of December 31, 2010 and €(93) million as of December 31, 2009, representing a present value of U.S.$137.4 million) and the Fox River litigation disclosed in Note 32 (for an amount of €3 million or U.S.$ 5million as of December 31, 2011, €4 million or U.S.$5 million as of December 31, 2010 and €(16) million or U.S.$(22) million as of December 31, 2009).
(4)	2011 and 2010 amounts are mainly related to the disposal of the Vacuum business. 2009 amounts are related to the disposal of the Fractional Horsepower Motors activity (see Note 3).
(5)	2009 and 2010 consolidated income statements are re-presented to reflect the impacts of discontinued operations (see Note 10).

12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Notes	2011 (1)	2011	2010	2009
Net income (loss) for the year		U.S.$1,484	€1,144	€(292)	€(504)
Items to be subsequently reclassified to Income Statement		344	265	233	64
Financial assets available for sale	(17)	(14)	(11)	(22)	13
Cumulative translation adjustments		367	283	262	39
Cash flow hedging	(29)	(9)	(7)	(12)	11
Tax on items recognized directly in equity	(9)	-	-	5	1
Items that will not be subsequently reclassified to Income Statement		(1,342)	(1,034)	(75)	(637)
Unrecognized actuarial gains and losses	(26)	(1,470)	(1,133)	(70)	(582)
Tax on items recognized directly in equity	(9)	128	99	15	(2)
Other adjustments		-	-	(20)	(53)
Other comprehensive income (loss) for the period		(998)	(769)	158	(573)
Total comprehensive income (loss) for the period		486	375	(134)	(1,077)
Attributable to:
• Equity owners of the parent		358	276	(226)	(1,079)
• Non-controlling interests		128	99	92	2

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.2973 on December 30, 2011.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions) ASSETS	Notes	December 31, 2011 (1)	December 31, 2011	December 31, 2010	December 31, 2009
Non-current assets:
Goodwill	(12)	U.S.$ 5,694	€4,389	€4,370	€4,168
Intangible assets, net	(13)	2,301	1,774	2,056	2,214
Goodwill and intangible assets, net		7,995	6,163	6,426	6,382
Property, plant and equipment, net	(14)	1,638	1,263	1,311	1,260
Investment in net assets of equity affiliates	(16)	16	12	9	60
Other non-current financial assets, net	(17)	676	521	400	392
Deferred tax assets	(9)	2,535	1,954	948	836
Prepaid pension costs	(26)	3,587	2,765	2,746	2,400
Other non-current assets	(22)	384	296	257	314
Total non-current assets		16,831	12,974	12,097	11,644
Current assets:
Inventories and work in progress, net	(19) & (20)	2,562	1,975	2,295	1,902
Trade receivables and other receivables, net	(19) & (21)	4,420	3,407	3,664	3,519
Advances and progress payments	(19)	86	66	75	93
Other current assets	(22)	1,267	977	885	960
Current income taxes		167	129	168	157
Marketable securities, net	(17) & (27)	1,218	939	649	1,993
Cash and cash equivalents	(18) & (27)	4,585	3,534	5,040	3,577
Current assets before assets held for sale		14,305	11,027	12,776	12,201
Assets held for sale and assets included in disposal groups held for sale	(10)	262	202	3	51
Total current assets		14,567	11,229	12,779	12,252
Total assets		31,398	24,203	24,876	23,896

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.2973 on December 30, 2011.

12

CONSOLIDATED FINANCIAL STATEMENTS

(In millions) EQUITY AND LIABILITIES	Notes	December 31, 2011 (1)		December 31, 2011	December 31, 2010	December 31, 2009
Equity:
Capital stock (€2 nominal value: 2,325,383,328 ordinary shares issued at December 31, 2011, 2,318,385,548 ordinary shares issued at December 31, 2010 and 2,318,060,818 ordinary shares issued at December 31, 2009)		U.S.$	6,034	€4,651	€4,637	€4,636
Additional paid-in capital			21,739	16,757	16,726	16,689
Less treasury stock at cost			(2,033)	(1,567)	(1,566)	(1,567)
Accumulated deficit, fair value and other reserves			(21,452)	(16,536)	(15,139)	(14,518)
Cumulative translation adjustments			(708)	(546)	(779)	(976)
Net income (loss) - attributable to the equity owners of the parent			1,420	1,095	(334)	(524)
Equity attributable to equity owners of the parent			5,000	3,854	3,545	3,740
Non-controlling interests	(24f)		969	747	660	569
Total equity	(24)		5,969	4,601	4,205	4,309
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(26)		7,403	5,706	5,090	5,043
Convertible bonds and other bonds, long-term	(25) & (27)		5,386	4,152	4,037	4,084
Other long-term debt	(27)		179	138	75	95
Deferred tax liabilities	(9)		1,319	1,017	1,126	1,058
Other non-current liabilities	(22)		274	211	259	209
Total non-current liabilities			14,561	11,224	10,587	10,489
Current liabilities:
Provisions	(28)		2,048	1,579	1,858	2,122
Current portion of long-term debt and short-term debt	(27)		427	329	1,266	576
Customers’ deposits and advances	(19) & (30)		765	590	803	639
Trade payables and other payables	(19)		5,049	3,892	4,325	3,926
Current income tax liabilities			170	131	137	72
Other current liabilities	(22)		2,243	1,729	1,695	1,763
Current liabilities before liabilities related to disposal groups held for sale			10,702	8,250	10,084	9,098
Liabilities related to disposal groups held for sale	(10)		166	128	-	-
Total current liabilities			10,868	8,378	10,084	9,098
Total Equity and Liabilities			31,398	24,203	24,876	23,896

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.2973 on December 30, 2011.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Notes	2011 (1)		2011	2010 (5)	2009 (5)
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		U.S.$	1,420	€1,095	€(334)	€(524)
Non-controlling interests			64	49	42	20
Adjustments	(31)		(831)	(641)	439	212
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(31)		653	503	147	(292)
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(19)		227	175	(381)	411
Trade receivables and other receivables	(19)		498	384	155	873
Advances and progress payments	(19)		13	10	21	12
Trade payables and other payables	(19)		(623)	(480)	154	(742)
Customers’ deposits and advances	(19)		(375)	(289)	(11)	(70)
Other current assets and liabilities			31	24	88	(5)
Cash provided (used) by operating activities before interest and taxes			424	327	173	187
Interest received			74	57	47	71
Interest paid (2)			(402)	(310)	(304)	(243)
Taxes (paid)/received			(71)	(55)	(106)	(83)
Net cash provided (used) by operating activities			25	19	(190)	(66)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets			64	49	30	24
Capital expenditures	(13)&(14)		(724)	(558)	(673)	(669)
Of which impact of capitalization of development costs	(13)		(323)	(249)	(251)	(267)
Decrease (increase) in loans and other non-current financial assets			(13)	(10)	(27)	20
Cash expenditures for obtaining control of consolidated companies or equity affiliates	(31)		-	-	-	6
Cash proceeds from losing control of consolidated companies	(31)		(1)	(1)	93	128
Cash proceeds from sale of previously consolidated and non-consolidated companies			10	8	107	1,632
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities			(350)	(270)	1,392	(1,062)
Net cash provided (used) by investing activities			(1,014)	(782)	922	79
Cash flows from financing activities:
Issuance/(repayment) of short-term debt			3	2	340	(31)
Issuance of long-term debt			1	1	522	1,056
Repayment/repurchase of long-term debt			(1,134)	(874)	(384)	(1,214)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control			-	-	(4)	-
Capital increase (3)			19	15	-	-
Dividends paid			(107)	(83)	(4)	(4)
Net cash provided (used) by financing activities			(1,218)	(939)	470	(193)
Cash provided (used) by operating activities of discontinued operations	(10)		122	94	64	63
Cash provided (used) by investing activities of discontinued operations	(10)		(21)	(16)	(19)	94
Cash provided (used) by financing activities of discontinued operations	(10)		(104)	(80)	(46)	(54)
Net effect of exchange rate changes			269	207	262	(31)
Net Increase (Decrease) in cash and cash equivalents			(1,942)	(1,497)	1,463	(110)
Cash and cash equivalents at beginning of period / year			6,538	5,040	3,577	3,687
Cash and cash equivalents at end of period / year (4)			4,585	3,534	5,040	3,577
Cash and cash equivalents at end of period / year classified as assets held for sale			11	9
Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of period			4,596	3,543

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.2973 on December 30, 2011.
(2)	Of which €6 million related to interest on tax litigations for 2011.
(3)	Of which €15 million related to stock options exercised during 2011 (see Note 24d).
(4)	Includes €959 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2011 (€1,044 million as of December 31, 2010 and €718 million as of December 31, 2009). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.
(5)	2009 and 2010 consolidated statements of cash flows are re-presented to reflect the impacts of discontinued operations (see Note 10).

12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (4)	Capital stock	Additional paid-in capital	Accumulated deficit
Balance at December 31, 2008 after appropriation	2,259,655,771	4,636	16,631	(12,874)
Changes in equity for 2009
Total comprehensive income (loss) for 2009 (1)				(53)
Capital increases	19,057
Share-based payments			58
Treasury stock	65,596			(4)
Equity component of Oceane 2015 issued in 2009, net of tax				128
Dividends
Other adjustments				4
Appropriation of 2009 net income (loss)				(524)
Balance at December 31, 2009 after appropriation	2,259,740,424	4,636	16,689	(13,323)
Changes in equity for 2010
Total comprehensive income (loss) for 2010 (1)
Capital increases	324,730	1
Share-based payments			37
Treasury stock	117,975			(1)
Dividends
Other adjustments				(7)
Appropriation of 2010 net income (loss)				(334)
Balance at December 31, 2010 after appropriation	2,260,183,129	4,637	16,726	(13,665)
Changes in equity for 2011
Total comprehensive income (loss) for 2011 (1)
Capital increases (2)	6,997,780	14	2
Share-based payments			29
Treasury stock	(17,525)
Dividends
Other adjustments				(11)
Balance at December 31, 2011 before appropriation	2,267,163,384	4,651	16,757	(13,676)
Proposed appropriation (3)				1,095
Balance at December 31, 2011 after appropriation	2,267,163,384	4,651	16,757	(12,581)

(1)	See consolidated statements of comprehensive income.
(2)	Of which 6,877,148 shares issued related to stock options or restricted stock units (see Note 24)
(3)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on June 8, 2012 before being final.
(4)	See Note 24.

CONSOLIDATED FINANCIAL STATEMENTS

(In millions of euros and number of shares)	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2008 after appropriation	(1,164)	(1,566)	(1,030)	-	4,633	591	5,224
Changes in equity for 2009
Total comprehensive income (loss) for 2009 (1)	(556)	-	54	(524)	(1,079)	2	(1,077)
Capital increases					-		-
Share-based payments					58		58
Treasury stock		(1)			(5)		(5)
Equity component of Oceane 2015 issued in 2009, net of tax					128		128
Dividends					-	(5)	(5)
Other adjustments	1				5	(19)	(14)
Appropriation of 2009 net income (loss)				524	-		-
Balance at December 31, 2009 after appropriation	(1,719)	(1,567)	(976)	-	3,740	569	4,309
Changes in equity for 2010
Total comprehensive income (loss) for 2010 (1)	(89)	-	197	(334)	(226)	92	(134)
Capital increases					1		1
Share-based payments					37		37
Treasury stock		1			-		-
Dividends					-	(4)	(4)
Other adjustments					(7)	3	(4)
Appropriation of 2010 net income (loss)				334	-
Balance at December 31, 2010 after appropriation	(1,808)	(1,566)	(779)	-	3,545	660	4,205
Changes in equity for 2011
Total comprehensive income (loss) for 2011 (1)	(1,052)		233	1,095	276	99	375
Capital increases (2)					16		16
Share-based payments					29		29
Treasury stock		(1)			(1)		(1)
Dividends					-	(17)	(17)
Other adjustments					(11)	5	(6)
Balance at December 31, 2011 before appropriation	(2,860)	(1,567)	(546)	1,095	3,854	747	4,601
Proposed appropriation (3)				(1,095)
Balance at December 31, 2011 after appropriation	(2,860)	(1,567)	(546)	-	3,854	747	4,601

(1)	See consolidated statements of comprehensive income.
(2)	Of which 6,877,148 shares issued related to stock options or restricted stock units (see Note 24)
(3)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on June 8, 2012 before being final.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters are located at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

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

On February 8, 2012, Alcatel-Lucent’s Board of Directors authorized for issuance these consolidated financial statements at December 31, 2011. The consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting to be held on June 8, 2012.

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

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, International Accounting Standards (“IASs”) and accounting interpretations issued by the IFRS Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”).

As of December 31, 2011, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

—	IAS 39, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group, that the EU has endorsed, that are mandatory in the EU as of January 1, 2011, and that the Group has adopted

—	Amendment to IAS 32 “Financial Instruments: Presentation - Classification of Rights Issues” (issued October 2009);

—	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (issued November 2009);

—	Amendment to IAS 24 “Related Party Disclosures” (issued November 2009);

—	Amendment to IFRIC 14 “IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interactions - Prepayments of a Minimum Funding Requirement” (issued November 2009);

—	Amendment to IFRS 1 “Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters” (issued January 2010); and

—	Improvements to IFRSs (issued May 2010).

Published IASB financial reporting standards, amendments and interpretations published that are not mandatory and that the EU has not endorsed

The IASB published the following standards and amendments prior to December 31, 2011 that are not mandatory:

—	IFRS 9 “Financial Instruments: Classification and Measurement of Financial Assets” (issued November 2009);

—	IFRS 9 “Financial Instruments: Classification and Measurement of Financial Liabilities” (issued October 2010);

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

—	Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters” (issued December 2010);

—	Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010);

—	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

—	IAS 27 “Separate Financial Statements” (issued May 2011). IFRS 10 and IAS 27 supersede IAS 27 “Consolidated and Separate Financial Statements” (as amended in 2008);

—	IFRS 11 “Joint Arrangements” (issued May 2011);

—	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011). This IAS supersedes IAS 28 “Investments in Associates” (as revised in 2003);

—	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

—	IFRS 13 “Fair Value Measurement” (issued May 2011);

—	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (issued June 2011);

—	IAS 19 “Employee Benefits” (Revised and issued June 2011);

—	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011);

—	Amendments to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

—	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011).

From the above list we have described below those new or revised accounting standards that may potentially impact our financial statements when they become mandatory in the EU.

IFRS 10 “Consolidated Financial Statements”

Based on a preliminary study of this new standard, we have not identified any material impacts regarding the future application of this standard. However, our final assessment of the standard’s potential impacts is not yet complete.

IFRS 11 “Joint Arrangements”

Alda Marine is the only entity that Alcatel-Lucent consolidates using proportionate consolidation. Alcatel-Lucent has a 51% interest in this entity and jointly controls it (as defined by IAS 31 – Interests in Joint Ventures) with Louis Dreyfus Armateurs, which holds the remaining 49% interest. Under IFRS 11, joint arrangements are to be accounted for either as a joint operation or as a joint venture. Alda Marine is viewed as a joint venture under IAS 31 and therefore this entity will be accounted for under the equity method from January 1, 2013 onwards because joint ventures no longer can be consolidated using the proportionate method. If we had accounted for this entity under the equity method as of December 31, 2011, it would have resulted in (i) a negative impact of €5 million on income from operating activities, (ii) a decrease in net financial debt of €24 million, and (iii) a decrease in property, plant and equipment of €31 million.

Based on a preliminary study of IFRS 11, we have not identified any other impacts regarding the future application of this standard. However, our final assessment of the standard’s potential impacts is not yet complete.

IAS 19 - Employee Benefits

On June 16, 2011, the IASB issued a revised IAS 19 “Employee Benefits” that is mandatory for annual periods beginning on or after January 1, 2013. Even if earlier application is permitted, Alcatel-Lucent does not intend to apply the revised standard early. For Alcatel-Lucent, this revised standard mainly impacts the financial component of pension and post-retirement benefit costs recognized in the “Other financial income (loss)” caption in the consolidated income statements. Currently, this financial component is determined as the net of the interest cost on the defined benefit obligation (based on the discount rate applied) and the expected income on plan assets (based on the expected rate of return on plan assets). In addition, the financial component for Alcatel-Lucent’s U.S. plans is updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets is reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component will be called “net interest on the net defined benefit liability (asset)” and will be measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling; each of these interest amounts being computed using the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

The following table compares the historical expected rates of return on plan assets used to determine the expected returns on plan assets based on the current standard, and the rates that would have been used, had the revised standard been applied. It also shows the actual rates of return on plan assets. The actual return on plan assets is based on our main pension plans (U.S., France,

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Germany, United Kingdom, the Netherlands and Belgium) that represent 99.6% of Alcatel-Lucent’s plan asset fair values. For comparison purposes, all weighted average rates shown below are based on opening plan asset fair values.

	Discount rate (revised IAS 19)	Expected rate of return on plan assets (current IAS 19)	Actual rate of return on plan assets
2007	5.61%	7.39%	11.49%
2008	6.09%	7.07%	(7.94)%
2009	6.12%	6.69%	10.93%
2010	5.44%	6.55%	11.64%
2011	4.88%	6.37%	10.57%
5-year average	5.63%	6.82%	7.34%

The application of this revised standard would have had a negative impact on “Other financial income (loss)” in our consolidated income statements (and therefore on income (loss) before income tax and discontinued operations) of approximately €(281) million in 2009, €(502) million in 2010 and €(541) million in 2011. This negative impact, however, would have been offset by an identical positive impact in the consolidated statements of comprehensive income. This revised standard, therefore, would have no impact on either income (loss) from operating activities or on Group equity. It would also have no impact on funding requirements.

Due to more precise guidance regarding the use of mortality tables, as required by IAS 19 revised paragraph 82, the mortality table used for U.S. plans was amended as of December 31, 2011 (see Note 2g).

No other material impacts have been identified regarding the future application of this revised standard.

The accounting policies and measurement principles adopted for the consolidated financial statements as of and for the year ended December 31, 2011 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2010.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

The accounting treatment of deferred taxes related to business combinations is described in Note 1l below.

The accounting treatment of stock options of companies acquired in the context of a business combination is described in Note 1s below.

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

The statements of financial position of consolidated entities having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the statement of financial position date), and the income statements, statements of comprehensive income and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Cumulative translation adjustments”.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

Goodwill

Goodwill is tested for impairment at least annually. This is done during the second quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s Business Divisions (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) and the Group Product Division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure, Product Divisions are one level below the three operating segments (Networks, Software, Services and Solutions and Services). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

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

When the reporting structure is reorganized in a way that changes the composition of one or more Product Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying Business Divisions have changed. Such reallocations were made on July 20, 2011, January 1, 2010 and January 1, 2009 using a relative value approach similar to the one used when an entity disposes of an operation within a Business Division.

Intangible assets

Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, being primarily acquired technologies or customer relationships. Intangible assets, other than trade names, are generally amortized on a straight-line basis over their estimated useful lives (i.e. 3 to 10 years). However, software amortization methods may be adjusted to take into account how the product is marketed. Amortization is taken into account within cost of sales, research and development costs (acquired technology, In-process research and development (“IPR&D”), etc.) or administrative and selling expenses (customer relationships), depending on the designation of the asset. Impairment losses are accounted for in a similar manner or in restructuring costs if they occur as part of a restructuring plan or on a specific line item if very material (refer to Note 1n). IPR&D amortization begins once technical feasibility is reached. Certain trade names are considered to have indefinite useful lives and therefore are not amortized.

Capital gains/losses from disposals of intangible assets are accounted for in the corresponding cost line items in the income statement depending on the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses or research and development costs).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

Depreciation and impairment losses are accounted for in the income statement under cost of sales, research and development costs or administrative and selling expenses, depending on the nature of the asset or in restructuring costs if they occur as part of a restructuring plan or in a specific line item if very material (see Note 1n).

In addition, capital gains/losses from disposals of property, plant and equipment are accounted for in the corresponding cost line items in the income statement depending on the nature of the underlying asset (i.e. cost of sales, administrative and selling expenses, research and development costs or restructuring costs).

h/ Inventories and work in progress

Inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value.

Net realizable value is the estimated sales revenue for a normal period of activity less expected selling costs.

i/ Treasury stock

Treasury shares owned by Alcatel-Lucent or its subsidiaries are valued at cost and are deducted from equity. Proceeds from the sale of such shares are recognized directly in equity.

j/ Pension and retirement obligations and other employee and post-employment benefit obligations

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

The service cost is recognized in “income from operating activities” and the interest cost and expected return on plan assets are recognized in “financial income (loss)”. The impact of plan amendments is presented on a specific line item of the income statement if material (see Note 1n).

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

The accounting treatment used for employee stock options is detailed in Note 1s below.

k/ Provisions for restructuring and restructuring costs

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

l/ Deferred taxation and penalties on tax claims

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

m/ Revenues

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

Revenues from contracts that are multiple-element arrangements, such as those including products with installation and integration services, are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices or by deferring the fair value associated with undelivered elements. A delivered element is considered a separate unit of accounting if it has value to the customer on a stand-alone basis, and delivery or performance of the undelivered elements is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting in accordance with the criteria described in the preceding paragraph.

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

Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date plus recognized profits less the sum of recognized losses (in the case of provisions for contract losses) and progress billings are determined on a contract-by-contract basis. If the amount is positive, it is disclosed in Note 19 as an asset under “amount due from customers on construction contracts”. If the amount is negative, it is disclosed in Note 19 as a liability under “amount due to customers on construction contracts”.

When software is embedded in the Group’s hardware and the software and hardware function together to deliver the product’s essential functionality, the transaction is considered a hardware transaction and guidance from IAS 18 is applied. For revenues generated from licensing, selling or otherwise marketing software solutions or stand-alone software sales, the Group also applies the guidance from IAS 18 but requires vendor specific objective evidence (VSOE) of fair value to separate multiple software elements. In addition, if any undelivered element in these transactions is essential to the functionality of delivered elements, revenue is deferred until such element is delivered or the last element is delivered. If the last undelivered element is a service, revenue for such transactions is recognized ratably over the service period.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

n/ Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments

Alcatel-Lucent has considered it relevant to the understanding of the Group’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

This subtotal, named “Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments”, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

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

Income (loss) from operating activities includes gross profit, administrative and selling expenses and research and development costs (see Note 1f) and, in particular, pension costs (except for the financial component, see Note 1j), employee profit sharing, valuation allowances on receivables (including the two categories of vendor financing as described in Note 1r) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

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

o/ Finance costs and other financial income (loss)

Finance costs include interest charges relating to net consolidated debt, which consists of bonds, the liability component of compound financial instruments such as OCEANE and other convertible bonds, other long-term debt (including finance lease obligations) and interest income on all cash and similar items (cash, cash equivalents and marketable securities) and the changes in fair values of marketable securities accounted for at fair value through profit or loss.

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of that asset.

When tax law requires interest to be paid (received) on an underpayment (overpayment) of income taxes, this interest is accounted for in the “other financial income (loss)” line item in the income statement.

p/ Structure of consolidated statement of financial position

Most of the Group’s activities in the various business segments have long-term operating cycles, and, as a result, current assets and current liabilities include certain elements that are due after one year.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

q/ Financial instruments

i. Financial assets and liabilities

Financial assets include assets classified as available-for-sale and held-to-maturity, assets at fair value through profit and loss, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and payables.

The recognition and measurement of financial assets and liabilities is governed by IAS 39.

The Group determines the classification of its financial assets and liabilities at initial recognition.

Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss include financial assets and liabilities held for trading and financial assets and liabilities designated upon initial recognition at fair value through profit or loss. Financial assets and liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets and liabilities at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in finance costs in the income statement.

Loans, receivables and borrowings

After initial measurement, loans, receivables and borrowings are measured at amortised cost using the Effective Interest Rate method (EIR), less contingent impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in other financial income in the income statement. The impairment of loans and receivables, which is represented by the difference between net carrying amount and recoverable value, is recognized in the income statement and can be reversed if recoverable value rises in the future.

Certain financial instruments that are part of financial debt contain both a liability and an equity component, including bonds that can be converted into or exchanged for new or existing shares and notes mandatorily redeemable for new or existing shares. The different components of compound financial instruments are accounted for in equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Presentation”.

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

Held-to-maturity investments

The Group did not have any held-to-maturity investments during the years ended December 31, 2011 and 2010.

Available-for-sale financial assets

Available-for-sale financial assets include investments in non-consolidated companies.

After initial measurement, available-for-sale financial assets are subsequently measured at their fair value. The fair value for listed securities on an active market is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value changes are accounted for directly in equity. When objective evidence of impairment of a financial asset exists (for instance, a significant or prolonged decline in the value of an asset), an irreversible impairment loss is recorded. This loss can only be released upon the sale of the securities concerned.

The portfolio of non-consolidated securities and other financial assets is assessed at each quarter-end for objective evidence of impairment.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Derecognition of financial assets

A financial asset as defined under IAS 32 “Financial Instruments: Disclosure and Presentation” is totally derecognized (removed from the statement of financial position) when, for instance, the Group expects no further cash flow to be generated by it and transfers substantially all risks and rewards attached to it.

In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement”, on the basis that risk of late payment is considered marginal. A more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could put into question the accounting treatment that has been adopted. The amount of receivables sold without recourse is given in Note 19.

ii. Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

—	using recent arm’s length market transactions;

—	reference to the current fair value of another instrument that is substantially the same; and

—	a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured is provided in Note 29.

iii. Cash and Cash equivalents

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

iv. Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risks and interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as:

—	fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability;

—

cash flow hedges, when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; and

—	hedges of a net investment in a foreign operation.

The Group did not have any derivatives qualified as hedges of a net investment in a foreign operation during the years ended December 31, 2011 and 2010.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Hedges that meet the strict criteria for hedge accounting are accounted for as described below.

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the income statement. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the income statement.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through the income statement over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and shall terminate when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is derecognized, the unamortized fair value is recognized immediately in the income statement.

See Note 29 for more details.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity (other comprehensive income in the cash flow hedge reserve), while any ineffective portion is recognized immediately in the income statement in “other financial income (loss)”.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

Refer to Note 29 for more details.

r/ Customer financing

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

s/ Stock options

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

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

t/ Assets held for sale and discontinued operations

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

NOTE 2    PRINCIPAL UNCERTAINTIES REGARDING THE USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of December 31, 2011. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Valuation allowance for inventories and work in progress on construction contracts	(455)	(436)	(500)

	2011	2010	2009
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(169)	(113)	(139)

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

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Accumulated impairment losses on customer receivables	(123)	(153)	(168)

	2011	2010	2009
Impact of impairment losses in income (loss) before income tax and discontinued operations	3	(14)	(23)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Capitalized development costs, net	560	569	558

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

An impairment loss of €11 million for capitalized development costs was accounted for in 2011.

Other intangible assets and Goodwill

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Goodwill, net	4,389	4,370	4,168
Intangible assets, net (1)	1,774	2,056	2,214
Total	6,163	6,426	6,382
(1)	Including capitalized development costs.

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired). The remaining outstanding amounts as of December 31, 2011 are €2,291 million of goodwill and €1,065 million of intangible assets.

No impairment loss on goodwill was accounted for during 2009, 2010 and 2011.

The carrying value of each group of Cash Generating Unit (which we consider to be each Product Division) is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each Product Division is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

—	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

—

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

In the second quarter of 2011, the recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the annual impairment tests performed by the Group, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions were:

—	discount rate;

—	a faster growth of our Group than our addressable market in 2011; and

—	a significant increase in profitability in 2011 with a segment consolidated operating income above 5% of 2011 revenues.

As indicated in Note 1g, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as Alcatel-Lucent has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Following the revised 2011 outlook published on October 2011 and the increase of the discount rate from 10.0% to 11.0% between the date of the annual impairment test of goodwill and the end of the year, it was decided to perform an additional impairment test as at December 31, 2011.

The recoverable values of the groups of cash generating units that include our goodwill and intangible assets, as determined for the additional impairment test performed by the Group in the fourth quarter of 2011, were based on key assumptions which could have a significant impact on the consolidated financial statements. Some of these key assumptions were:

—	discount rate; and

—	acceleration of the overall actions taken to reduce the cost structure with contemplated additional savings.

The discount rate used for the additional impairment test performed in the fourth quarter of 2011 was the Group’s weighted average cost of capital (“WACC”) of 11% and the discount rates for the annual impairment tests were also based on the Group’s WACC of 10%, 10% and 11% respectively. The discount rates used for both the annual and additional impairment tests are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2011 recoverable value of the groups of cash generating units that include goodwill and intangible assets by €549 million and €627 million, respectively. An increase of 0.5% in the discount rate would have led to account for an impairment loss of €6 million as of December 31, 2011.

For one of our Product Divisions (Wireline Networks), the difference between the recoverable value and the carrying value of its net assets as of December 31, 2011 was slightly positive and the recoverable value was based upon a fair value less costs to sell of €378 million. Any material unfavorable change in any of the key assumptions used to determine the recoverable value (i.e. fair value less costs to sell) of this Product Division could therefore cause the Group to account for an impairment charge in the future. The carrying value of the net assets of this Product Division as of December 31, 2011 was €321 million, including goodwill of €183 million.

The key assumptions used to determine the fair value of this Product Division were the following:

—	Sales multiple and Operating profit multiple: based on spot data for a sample of comparable companies;

—	Discount rate of 11%; and

—	Perpetual growth rate of 1%.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the 2011 recoverable value of this Product Division by €13 million but would not have led to account for any impairment loss as of December 31, 2011.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the 2011 recoverable value of this Product Division by €5 million but would not have led to account for any impairment loss as of December 31, 2011.

Holding all other assumptions constant, a 10% decrease in the sales multiple would have decreased the 2011 recoverable value of this Product Division by €19 million but would not have led to account for any impairment loss as of December 31, 2011.

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

The planned closing of certain facilities, additional reductions in personnel and unfavorable market conditions have been considered impairment triggering events in prior years. No impairment losses on property, plant and equipment were accounted for in 2011 2010 or 2009.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at contract completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros) Product sales reserves	December 31, 2011	December 31, 2010	December 31, 2009
Related to construction contracts (1)	98	97	114
Related to other contracts	439	482	482
Total	537	579	596

(1)	See Notes 4, 19 and 28.

For more information on the impact on the 2011 net result of the change of these provisions, refer to Note 28.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	December 31, 2011	December 31, 2010	December 31, 2009
Related to the disposal of Genesys business (4)	363	-	-
Related to the United States	1,294 (3)	277 (2)	206 (1)
Related to other tax jurisdictions	297 (3)	671	630
Total	1,954	948	836

(1)	Following the performance of the 2009 annual goodwill impairment test, a reassessment of deferred taxes resulted in reducing the deferred tax assets recorded in the United States and increasing those recognized in France compared to the situation as of December 31, 2008.
(2)	Following the performance of the 2010 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2010, resulted in increasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2009.
(3)	Following the performance of the 2011 goodwill impairment tests performed in the second and fourth quarters of 2011, a reassessment of deferred taxes resulted in increasing the deferred tax assets recorded in the United States and reducing those recognized in France compared to the situation as of December 31, 2010.
(4)	Represents estimated deferred tax assets relating to tax losses carried forward as of December 31, 2011 that will be used to offset the taxable capital gains on the disposal of the Genesys business in 2012. These estimated deferred tax assets will be expensed in 2012, when the corresponding definitive capital gains are recorded. The impact of recognizing these deferred tax assets in 2011 is recorded in the income statement in the “Income (loss) from discontinued operations” line item for an amount of €338 million (U.S.$ 470 million). The amount of deferred tax assets accounted for as of December 31, 2011 is based on an estimated allocation of the selling price, which could differ in some respects from the definitive allocation. This could have an impact on the Group’s tax losses carried forward.
On the other hand, deferred tax assets recognized as of December 31, 2010, which were based then on the future taxable net income of the Genesys business, were reduced in 2011, having regard to the future disposal of the Genesys business, by an amount of €96 million with a corresponding impact in the income statement in the “income tax (expense) benefit” line item.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on Alcatel-Lucent’s statement of financial position and net income (loss).

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of December 31, 2011 are €591 million (€691 million as of December 31, 2010 and €751 million as of December 31, 2009).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

As prescribed by IFRSs, Alcatel-Lucent had a twelve-month period to complete the purchase price allocation and to determine whether certain deferred tax assets related to the carry-forward of Lucent’s unused tax losses that had not been recognized in Lucent’s historical financial statements should be recognized in the combined company’s financial statements. If any additional deferred tax assets attributed to the combined company’s unrecognized tax losses existing as of the transaction date are recognized in future financial statements, the tax benefit will be included in the income statement from January 1, 2010 (see Note 1 Business combination after January 1, 2010).

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on Alcatel-Lucent’s results or equity attributable to equity owners of the parent.

Weighted average rates used to determine the pension and post-retirement expense	2011	2010	2009
Weighted average expected rates of return on pension and post-retirement plan assets	6.42%	6.57%	6.69%
Weighted average discount rates used to determine the pension and post-retirement expense	4.85%	5.04%	5.84%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €429 million increase in pre-tax income during 2011 (€319 million increase in 2010 and €150 million increase in 2009). Included in the €429 million increase in pre-tax income during 2011 (€319 million in 2010 and €150 million in 2009) was €67 million (€30 million in 2010 and €253 million in 2009) booked as a result of certain changes to the management retiree pension plan and to the management retiree healthcare benefit plan, as described in Note 26f.

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

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2011 net pension and post-retirement result by approximately €(63) million and €67 million, respectively.

Expected return on plan assets

Expected return on plan assets for Alcatel-Lucent’s U.S. plans are determined based on recommendations from our external investment advisor and our own experience of historical returns. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans for the fourth quarter of 2011 is based on September 30, 2011 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans for each quarter of 2011 is based on the fair values of plan assets at December 31, 2010.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2011 net pension and post-retirement result by approximately €133 million.

For its U.S. plans, Alcatel-Lucent recognized a US$41 million (€29 million) increase in the net pension credit during the fourth quarter of 2011 compared to the third quarter of 2011, which is accounted for in “other financial income (loss)”. This increase corresponds to an increase in the expected return on plan assets for Alcatel-Lucent’s U.S. plans due to the increase in plan asset fair values and a lower interest cost due to a decrease in discount rates. On Alcatel-Lucent’s U.S. plans, Alcatel-Lucent expects a

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

US$ 6 million (€5 million) decrease in the net pension credit to be accounted for in “other financial income (loss)” between the 2011 fourth quarter and the 2012 first quarter. This decrease mainly corresponds to lower expected rates of return. Alcatel-Lucent does not anticipate a material impact outside its U.S. plans.

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

Mortality assumptions

As there are less and less experience data to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$ 128 million positive effect on the benefit obligation of the Management Pension Plan and a U.S.$ 563 million negative effect on the benefit obligation of the U.S. Occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of Alcatel-Lucent’s pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. The impact of these changes was reflected in our expected return assumptions for year 2010.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s Management plan: the portion of funds invested in public equity securities is to be reduced from 20% to 10%, the portion invested in fixed income securities is to be increased from 60% to 70 % and the portion invested in alternatives remains unchanged. These changes are expected to reduce the volatility of the funded status and reduce the expected return on plan assets by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our Group’s occupational plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 80% are based on closing date fair values and 20% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2011 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of December 31, 2011, and since the Management Pension Plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €261 million.

2010 U.S. health care legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to Alcatel-Lucent by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge to the consolidated income statement and a €6 million profit to the consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to Note 9). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we offer to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in the consolidated statement of comprehensive income as an actuarial

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

loss for the year ended December 31, 2010 (see Note 26). One additional provision of the new health care law pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by the actuary to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

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

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For formerly union-represented retirees, we expect to fund our current retiree healthcare obligation with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits. We selected among numerous methods available for valuing plan assets and obligations for funding purposes and for determining the amount of excess assets available for Section 420 Transfers (see Note 26). Also, asset values for private equity, real estate, and certain alternative investments, and the obligation based on January 1, 2012 census data will not be final until late in the third quarter of 2012. Prior to the Pension Protection Act of 2006 (or the PPA), Section 420 of the U.S. Internal Revenue Code allowed for a Section 420 Transfer in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% of the retiree population, during the five-year period. The PPA, as amended by the U.S. Troop readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collective bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes, we estimate that as of December 31, 2011, the excess of assets above 120% of the plan obligations is US$2.3 billion (€1.7 billion), and the excess above 125% of plan obligations is US$ 1.8 billion (€1.4 billion). However, deterioration in the funded status of the U.S. Occupational pension plan could negatively impact our ability to make future Section 420 Transfers.

h/ Revenue recognition

As indicated in Note 1m, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

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

Contracts that are multiple element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1m are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

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

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 25. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1q. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in Notes 8, 25 and 27, such a change in estimates already occurred regarding Lucent’s 2.875% Series A convertible debentures. Similar changes in estimates are expected to occur in June 2012 regarding Lucent’s 2.875% Series B convertible debentures. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1q, could impact “other financial income (loss)” as a result of any change in the Group’s estimate of redemption triggers. An approximation of the potential negative impact on “other financial income (loss)” is the carrying amount of the equity component, as disclosed in Notes 25 and 27 (estimated impact as of June 2012 is equal to €202 million).

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

In December 2009, the roof and technical floor of Alcatel-Lucent Spain’s headquarters in Madrid partially collapsed for unknown reasons. Alcatel-Lucent Spain rents this building and the lease is accounted for as an operating lease. The damaged assets were derecognized as of December 31, 2009 with a negative impact of €1 million on income (loss) from operating activities. All costs

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3, NOTE 4

related to this incident (damaged assets, displacement and relocation costs, etc.) are insured subject to a €15 million deductible. Displacement and relocation costs below this threshold were accounted for as incurred in 2010. These costs represented a negative impact of €1 million on income (loss) from operating activities during the year 2010. The arbitration related to the lease agreement and its consequences on the 2010 consolidated financial statements are described in Note 34e of the consolidated financial statements filed as part of the Group’s 2010 20-F.

NOTE 3    CHANGES IN CONSOLIDATED COMPANIES

No material change in consolidated companies occurred during 2011 except the agreement signed on October 19, 2011 to dispose of the Genesys business as indicated in note 10.

The main changes in consolidated companies for 2010 were as follows:

—

on October 20, 2010, Pace plc, a technology developer for the global payTV market, announced the completion of the acquisition of stock of 2Wire previously owned by a consortium including Alcatel-Lucent, AT&T, Telmex and Oak Investment Partners. Our 26.7% shareholding in 2Wire was previously accounted for under the equity method as disclosed in Note 16 of the 2010 audited consolidated financial statements included in the Group’s 20-F for the year ended December 31, 2010. The disposal of these shares in the fourth quarter 2010 resulted in a capital gain of €33 million before tax included in our financial result (see Note 8); and

—

on December 31, 2010, Alcatel-Lucent sold its Vacuum pump solutions and instruments business to Pfeiffer Vacuum Technology AG, a world leader in the vacuum industry. The preliminary cash proceeds received were €197 million (of which €112 million pertained to the disposal of the shares in consolidated and non-consolidated entities and €85 million pertained to the repayment of debt of these entities). For the year ended December 31, 2010, a capital gain of €72 million was reflected in the income statement in the line item “Gain/(loss) on disposal of consolidated entities” (€65 million) and in the financial result for €7 million (capital gain and impairment of financial assets related to the non-consolidated entities). The impact on the income (loss) from continuing operations of this disposal was €45 million for the year ended December 31, 2010. This amount was subject to purchase price adjustments for a net amount as of December 31, 2011 of €(1) million.

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

NOTE 4    CHANGE IN ACCOUNTING POLICY AND PRESENTATION

a/ Change in accounting policy

No change in accounting policy occurred in 2011, 2010 and 2009.

b/ Change in presentation

2011

No change in the presentation occurred in 2011.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

In practice, however, disclosure of these amounts in the statement of financial position is not common. Instead, the information is commonly disclosed in the notes to the financial statements. For this reason, the Group decided to no longer present in the statement of financial position the asset and liability for amounts due from, and amounts due to, customers on construction contracts, respectively. Instead, the information is disclosed as a note in our annual consolidated financial statements. Inventories and work in progress-net, trade receivables and other receivables-net, product sales reserves and, occasionally, customers’ deposits and advances are items in the statement of financial position that are impacted by the new presentation.

2009

No material change in presentation occurred in 2009.

NOTE 5    INFORMATION BY OPERATING SEGMENT AND BY GEOGRAPHICAL SEGMENT

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

Starting with our July 20, 2011 organization announcement, we no longer organize our business according to the three former operating segments (also called business segments) - Networks, Applications, and Services, but according to the three operating segments, described hereunder:

—

Networks: this includes four main businesses - IP, Optics, Wireless and Wireline - that provide end-to-end communications networks and individual network elements. It also includes another smaller business, Radio Frequency Systems, which is part of our Wireless business. The operating segment Networks remains unchanged from its former organization;

—	Software, Services and Solutions: this includes two main businesses (a) Services, which designs, integrates, manages and maintains networks worldwide, and (b) Network Applications; and

—

Enterprise: this includes voice telephone and data networking business for enterprises. It also includes the Genesys contact center business. Genesys was not accounted for as discontinued operations as of December 31, 2011 for segment reporting purposes and is therefore included in the segment information for 2009, 2010 and 2011 presented hereafter.

The former Applications Group and Services Group no longer exist as separate operating segments.

As part of the company’s continuing focus on applications and services, a new business group -Software, Services & Solutions- was formed by combining the (i) former Services operating segment, and (ii) the Network Applications division, which moved from the former Applications operating segment. The Enterprise operating segment is made up of the former Enterprise applications division, which was part of the former Applications Group. The disposal of the Genesys activity was completed by the end of January 2012 (refer to Note 10).

The tables below present information for the three operating segments described above, which reflect the updated organization as per our July 20, 2011 announcement. Results of operations for comparable 2010 and 2009 periods are presented according to the new organization structure in order to facilitate comparison with the current period.

The information reported for each of our three operating segments is the same as that presented to the Chief Operating Decision Maker (i.e. the Chief Executive Officer) and is used to make decisions on resource allocation and to assess performance. None of the three operating segments have been aggregated.

The information by operating segment follows the same accounting policies as those used and described in these consolidated financial statements. The information presented below in paragraph a/ also includes the Genesys activity (see above).

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

a/ Information by operating segment

(In millions of euros) 2011	Networks	Software, Services & Solutions	Enterprise	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	9,638	4,451	1,143	15,232	464	15,696
Revenues from transactions with other operating segments	16	10	70	96	(96)	-
Revenues from operating segments	9,654	4,461	1,213	15,328	368	15,696
Segment operating income (loss)	263	227	108	598	12	610
Amounts included in the segment operating income (loss):
• depreciation and amortization	(458)	(84)	(66)	(608)	(41)	(649)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

(In millions of euros) 2010 (re-presented)	Networks	Software, Services & Solutions	Enterprise	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	9,603	4,523	1,127	15,253	743	15,996
Revenues from transactions with other operating segments	40	14	58	112	(112)	-
Revenues from operating segments	9,643	4,537	1,185	15,365	631	15,996
Segment operating income (loss)	187	30	83	300	(12)	288
Amounts included in the segment operating income (loss):
• depreciation and amortization	(501)	(93)	(82)	(676)	(31)	(707)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

(In millions of euros) 2009 (re-presented)	Networks	Software, Services & Solutions	Enterprise	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	9,047	4,303	1,098	14,448	709	15,157
Revenues from transactions with other operating segments	29	41	41	111	(111)	-
Revenues from operating segments	9,076	4,344	1,139	14,559	598	15,157
Segment operating income (loss)	(297)	162	36	(99)	43	(56)
Amounts included in the segment operating income (loss):
• depreciation and amortization	(513)	(89)	(72)	(674)	(26)	(700)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

b/ Reconciliation to consolidated financial statements

(In millions of euros)	2011	2010	2009
Revenues from reportable segments	15,328	15,365	14,559
Revenues from Other segment (1)	464	743	709
Intersegment eliminations	(96)	(112)	(111)
Genesys activity accounted for as discontinued operations	(369)	(338)	(316)
Total Group revenues	15,327	15,658	14,841
Reportable segments operating income (loss)	598	300	(99)
Operating income (loss) from Other segment and unallocated amounts (2)	12	(12)	43
Segment operating income (loss)	610	288	(56)
PPA (3) adjustments (excluding restructuring costs and impairment of assets)	(268)	(286)	(269)
Genesys activity accounted for as discontinued operations	(91)	(72)	(59)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	251	(70)	(384)
Restructuring costs	(203)	(371)	(598)
Litigations	4	(28)	(109)
Post-retirement benefit plan amendments	67	30	248
Gain/(loss) on disposal of consolidated entities	(2)	62	99
Income (loss) from operating activities	117	(377)	(744)

(1)	Other segment includes revenues from our non-core businesses as well as revenues from the following activities: Government, Bell Labs and Intellectual Property & Corporate Standards.
(2)	Including €35 million of share-based payments that were not allocated to reportable segments in 2011 (€39 million in 2010 and €58 million in 2009).
(3)	PPA: purchase price allocation entries related to the Lucent business combination.

c/ Products and Services revenues

The following table sets forth revenues and other income by product and service for the years ended December 31:

(In millions of euros)	2011	2010	2009
IP products	1,581	1,455	1,155
Optics products	2,593	2,617	2,835
Wireline products	1,391	1,534	1,591
Wireless products (including Radio Frequency Systems)	4,073	3,997	3,466
Services	3,953	3,996	3,741
Network Applications	498	527	562
Enterprise (excluding Genesys)	774	789	782
Enterprise - Genesys	369	338	316
Other	464	743	709
Total	15,696	15,996	15,157

d/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated
2011
Revenues by customer location	1,229	2,813	623	1,295	1,402	5,602	1,616	1,116	15,696
Non-current assets (1)	500	246	33	272	64	1,885	63	14	3,077
2010
Revenues by customer location	1,376	3,032	673	1,211	1,717	5,291	1,404	1,292	15,996
Non-current assets (1)	549	262	37	248	68	2,115	69	19	3,367
2009
Revenues by customer location	1,533	3,039	631	1,346	1,632	4,369	1,185	1,422	15,157
Non-current assets (1)	500	338	28	200	62	2,222	98	26	3,474

(1)	Represents intangible and tangible assets including the Genesys activity.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6, NOTE 7

e/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In 2011, Verizon and AT&T represented respectively 12% and 10% of our revenues (respectively 11% and 11% in 2010). No single customer represented more than 10% of our total revenues in 2009.

NOTE 6    REVENUES

(In millions of euros)	2011	2010	2009
Construction contract revenues	2,125	2,763	3,551
Other product revenues	9,051	8,969	7,408
Other service revenues	3,756	3,579	3,437
License revenues	136	136	178
Rental income and other income (1)	259	211	267
Total	15,327	15,658	14,841

(1)	Of which in 2011 €83 million related to R&D tax credits (mainly in France) (€93 million in 2010 and €93 million in 2009).

NOTE 7    IMPAIRMENT LOSSES RECOGNIZED IN THE INCOME STATEMENT

(In millions of euros) 2011	Networks	Software, Services & Solutions	Enterprise	Other	Total Group
Impairment losses on goodwill	-	-	-	-	-
Impairment losses on capitalized development costs (1)	(1)	-	-	(10)	(11)
Impairment losses on other intangible assets	(1)	-	-	(3)	(4)
Impairment losses on property, plant and equipment	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (2)	-	-	-	-	-
Total - Net	(2)	-	-	(13)	(15)
of which reversal of impairment losses	-	-	-	2	2

(In millions of euros) 2010	Networks	Software, Services & Solutions	Enterprise	Other	Total Group
Impairment losses on goodwill	-	-	-	-	-
Impairment losses on capitalized development costs (1)	(3)	-	-	-	(3)
Impairment losses on other intangible assets	(4)	(2)	-	-	(6)
Impairment losses on property, plant and equipment	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	(1)	(1)
Impairment losses on financial assets (2)	-	(4)	-	(13)	(17)
Total - Net	(7)	(6)	-	(14)	(27)
of which reversal of impairment losses	-	-	-	-	-

(In millions of euros) 2009	Networks	Software, Services & Solutions	Enterprise	Other	Total Group
Impairment losses on goodwill	-	-	-	-	-
Impairment losses on capitalized development costs (1)	(4)	(16)	-	-	(20)
Impairment losses on other intangible assets	-	-	-	-	-
Impairment losses on property, plant and equipment	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (2)	-	-	-	(1)	(1)
Total - Net	(4)	(16)	-	(1)	(21)
of which reversal of impairment losses	-	-	-	1	1

(1)	Refer to Note 2c and Note 13.
(2)	Refer to Note 17.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8

NOTE 8    FINANCIAL INCOME (LOSS)

(In millions of euros)	2011	2010	2009
Interest at effective interest rate	(366)	(375)	(327)
Interest on interest rate derivatives - hedging	13	18	13
Interest on interest rate derivatives - trading	-	-	1
Interest received on cash and cash equivalent	59	53	60
Finance costs (net)	(294)	(304)	(253)
Dividends	2	1	3
Provisions for financial risks	-	-	-
Impairment losses on financial assets	-	(17)	(1)
Net exchange gain (loss)	(5)	(45)	4
Of which:
• ineffective portion of hedge when hedge accounting is applied	(1)	2	2
• non-hedged, and hedged transactions not qualifying for hedge accounting	(4)	(47)	(7)
• trading	-	-	5
Financial component of pension and post-retirement benefit costs (1)	417	339	105
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (2)	10	82	295
Other (3)	(65)	(4)	(153)
Other financial income (loss)	359	356	253
Total financial income (loss)	65	52	-

(1)	Change between 2011, 2010 and 2009 is mainly related to Lucent pension credit (refer to Note 26).
(2)	2010: of which a capital gain of €33 million related to the disposal of 2Wire shares in October 2010 and a capital gain of €10 million related to the disposal of non-consolidated entities’ shares in the Vacuum pump solutions and instruments business in December 2010.
2009: of which a capital gain of €250 million related to the disposal of Thales shares in May 2009.
(3)	2011: mainly bank charges and costs related to the sale of receivables without recourse.
2010: of which a loss of €1 million in the first quarter of 2010 related to the partial repurchase of Lucent’s 2.875% Series A convertible bonds (see Note 27c) and a profit of €24 million in the second quarter of 2010 related to resuming the initial accounting treatment in respect of the outstanding Lucent 2.875 % Series A convertible debentures (see Notes 25 and 27c).
2009: of which a gain of €50 million in the first quarter of 2009 related to the partial repurchase of Lucent’s 7.75% bonds due March 2017 (see Note 27c). In the second quarter 2009, a loss of €175 million related to a change of estimated future cash flows related to Lucent’s 2.875 % Series A convertible debentures (see Notes 24 and 26c) and a loss of €1 million and €2 million respectively in the third and fourth quarters of 2009 related to the partial repurchases of Lucent’s 2.875% Series A convertible bonds and of Alcatel’s 4.75% Oceane due January 2011 (see Note 27c).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

NOTE 9    INCOME TAX

a/ Analysis of income tax benefit (expense)

(In millions of euros)	2011	2010	2009
Current income tax (expense) benefit	(42)	(78)	(57)
Deferred taxes related to the purchase price allocation for the Lucent business combination (1)	114	124	115
Deferred tax (charge) related to the post-retirement benefit plan amendments (2)	-	(12)	-
Deferred taxes related to Lucent’s post-retirement benefit plans (3) (4)	(87)	(136)	(35)
Deferred taxes related to Lucent’s 2.875% Series A convertible debentures (5)	-	(9)	65
Other deferred income tax (expense) benefit, net (6)	559	97	(13)
Deferred income tax benefit (expense), net	586	64	134
Income tax benefit (expense)	544	(14)	77

(1)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.
(2)	Related to the post-retirement plan amendments described in Note 26.
(3)	Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group applies (see Note 1j and Note 26).
(4)	The 2010 impact is mainly due to consequences of the recent Healthcare laws enacted in the U.S. These laws have one significant provision that impacted the Group involving the Medicare Part D tax free subsidy of about US$34 million annually that we receive from Medicare for continuing to provide our prescription drug benefits to Medicare-eligible active represented employees and formerly union-represented retirees. This legislation eliminates the deduction for expense allocable to the subsidy beginning in 2013, resulting in a reduction in our deferred tax asset and a corresponding income statement charge of about US$101 million (€76 million) in 2010.
(5)	Reversal of deferred tax liabilities related to Lucent’s 2.875 % Series A convertible debentures (see Notes 8, 25 & 27).
(6)	The 2011 and 2010 impacts are mainly due to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 and 2010 impairment tests of goodwill performed in the second and fourth quarters of 2011 and second quarter of 2010, respectively.
2009 impact is mainly due to the re-assessment of the recoverability of deferred tax assets recognized in connection with the 2009 annual impairment test of goodwill performed in the second quarter.

b/ Disclosure of tax effects relating to each component of other comprehensive income

(In millions of euros)	2011			2010			2009
	Value before taxes	Tax (expense) benefit	Value net of tax	Value before taxes	Tax (expense) benefit	Value net of tax	Value before taxes	Tax (expense) benefit	Value net of tax amount
Financial assets available for sale	(11)	-	(11)	(22)	5	(17)	13	1	14
Cumulative translation adjustments	283	-	283	262	-	262	39	-	39
Cash flow hedging	(7)	-	(7)	(12)	-	(12)	11	-	11
Actuarial gains (losses)	(1,133)	99	(1,034)	(70)	15	(55)	(582)	(3)	(585)
Other	-	-	-	(20)	-	(20)	(53)	1	(52)
Other comprehensive income	(868)	99	(769)	138	20	158	(572)	(1)	(573)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

c/ Effective income tax rate

The effective tax rate can be analyzed as follows:

(In millions of euros except for percentage)	2011	2010	2009
Income (loss) before income tax and discontinued operations	186	(311)	(743)
Average income tax rate	32.9%	23.9%	32.9%
Expected tax (charge) benefit	(60)	74	244
Impact on tax (charge) benefit of:
• reduced taxation of certain revenues	12	41	-
• permanent differences and utilization of previously unrecognized tax losses	546	203	49
• adjustment to prior years’ current tax charge	(4)	-	9
• recognition of previously unrecognized deferred tax assets	1,052 (1)	95	198
• deferred tax assets no longer recognized	(488) (2)	(17)	(127)
• non-recognition of tax losses	(532) (2)	(417)	(332)
• tax credits	20	16	29
• other	(2)	(9)	1
Actual income tax (charge) benefit	544	(14)	77
Effective tax rate	(292.5)%	(4.5)%	10.3%

(1)	Mainly related to the United States (see note 2f).
(2)	Mainly related to the French tax group.

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

d/ Deferred tax balances

(In millions of euros) Balances	2011	2010	2009
Deferred tax assets:
• deferred tax assets recognizable	12,973	12,706	11,958
• of which not recognized	(11,019)	(11,758)	(11,122)
Net deferred tax assets recognized	1,954	948	836
Deferred tax liabilities	(1,017)	(1,126)	(1,058)
Net deferred tax assets (liabilities)	937	(178)	(222)

Analysis of deferred tax assets and liabilities by temporary differences

(In millions of euros)	December 31, 2010	Impact on net income (loss)	Translation adjustments	Reclassification and Other	December 31, 2011
Fair value adjustments of tax assets and liabilities resulting from business combinations	(677)	124	(13)	(1)	(567)
Provisions	338	(72)	-	4	270
Pension reserves	1,555	77	53	6	1,691
Prepaid pensions	(954)	(302)	(21)	318	(959)
Property, plant and equipment and intangible assets	1,144	(107)	26	8	1,071
Temporary differences arising from other statement of financial position captions	257	5	5	106	379
Tax loss carry-forwards and tax credits	9,917	315	151	(307)	10,077
Deferred tax assets (liabilities), gross	11 580	40	201	135	11,956
Deferred tax assets not recognized	(11,758)	884	(107)	(38)	(11,019)
Net deferred tax assets (liabilities)	(178)	924	94	97	937

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

Change during the period

		Impact on net income (loss)
(In millions of euros)	December 31, 2010	Income tax benefit (expense)	Income loss from discontinued operations	Translation adjustments	Other	December 31, 2011
Deferred tax assets recognized	948	570	338	111	(13)	1,954
Deferred tax liabilities	(1,126)	16	-	(17)	110	(1,017)
Net deferred tax assets (liabilities)	(178)	586	338	94	97	937

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2011, December 31, 2010 and December 31, 2009.

As the Board of Directors does not intend to propose a dividend for 2011 at the Annual Shareholders’ Meeting (see Note 23), there will be no tax consequences.

e/ Tax losses carried forward and temporary differences

Total tax losses carried forward represent a potential tax saving of €10,056 million at December 31, 2011 (€9,917 million at December 31, 2010 and €9,274 million at December 31, 2009). The increase in tax losses carried forward between 2010 and 2011 includes a foreign exchange impact of €349 million related to the United States. The potential tax savings relate to tax losses carried forward that expire as follows:

(In millions of euros) Years	Recognized	Unrecognized	Total
2012	60	1	61
2013	41	1	42
2014	45	6	51
2015	59	3	62
2016	36	13	49
2017 and thereafter	147	4,701	4,848
Indefinite	73	4,891	4,964
Total	461	9,616	10,077

In addition, temporary differences were €1,879 million at December 31, 2011 (€1,663 million at December 31, 2010 and €1,626 million at December 31, 2009), of which €476 million have been recognized and €1,403 million have not been recognized (€(398) million and €2,061 million, respectively, at December 31, 2010 and €(687) million and €2,313 million, respectively, at December 31, 2009).

Recognized negative temporary differences mainly correspond to deferred tax liabilities that have been recorded resulting from the Lucent purchase accounting entries (in particular intangible assets).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

NOTE 10    DISCONTINUED OPERATIONS, ASSETS HELD FOR SALE AND LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE

Discontinued operations for 2011, 2010 and 2009 were as follows:

—

in 2011: On October 19, 2011, Alcatel-Lucent announced that it had received a binding offer of U.S. $1.5 billion from a company owned by the Permira funds for the acquisition of its Genesys business. The closing of the deal was completed on February 1, 2012. The Genesys business is presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented. Assets and liabilities related to this business as of December 31, 2011 are classified in “assets held for sale and assets included in disposal groups held for sale” and “liabilities related to disposal groups held for sale” in the statement of financial position;

—	in 2010: settlements of litigations related to businesses disposed of in prior periods; and

—	in 2009: adjustment of the selling price related to the disposal of the space business to Thales that was sold in 2007.

Other assets held for sale concern real estate property sales in progress at December 31, 2011, December 31, 2010 and December 31, 2009.

(In millions of euros) Income statement of discontinued operations	2011	2010	2009
Revenues	369	338	316
Cost of sales	(83)	(69)	(60)
Gross profit	286	(269)	256
Administrative and selling expenses	(142)	(138)	(137)
Research and development costs	(53)	(59)	(59)
Restructuring costs	-	(4)	(7)
Net capital gain (loss) on disposal of discontinued operations (1)	(4)	(12)	132
Income (loss) from operations	87	56	184
Financial income (loss)	2	-	(5)
Income tax (expense) benefit	325 (2)	(23)	(17)
Income (loss) from discontinued operations	414	33	162

(1)	The 2009 impact includes €132 million from an adjustment of the purchase price related to the contribution of our interests in two joint ventures in the space sector to Thales in 2007.
(2)	Including €338 million of deferred tax assets recognized in relation with the coming disposal of Genesys in 2012 (see Notes 2f and 9d).

(In millions of euros) Statement of financial position	December 31, 2011	December 31, 2010	December 31, 2009
Goodwill	67	-	-
Operating working capital (1)	(12)	-	-
Cash	9	-	-
Other assets and liabilities	2	-	-
Total assets and liabilities of disposal groups held for sale	66	-	-
Assets of disposal groups held for sale	194	-	-
Liabilities related to disposal groups held for sale	(128)	-	-
Real estate properties and other assets held for sale	8	3	51
Assets held for sale and assets included in disposal group held for sale	202	3	51
Liabilities related to disposal group held for sale	(128)	-	-

(1)	As defined in Note 19.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

The cash flows of discontinued operations are as follows:

(In millions of euros)	2011	2010	2009
Net income (loss)	414	33	162
Net cash provided (used) by operating activities before changes in working capital	108	91	77
Other net increase (decrease) in net cash provided (used) by operating activities	(14)	(27)	(14)
Net cash provided (used) by operating activities (A)	94	64	63
Capital expenditures (B)	(16)	(19)	(22)
Free cash flow: (A) + (B) (1)	78	45	41
Net cash provided (used) by investing activities excluding capital expenditures (C)	-	-	116
Net cash provided (used) by financing activities (D)	(80)	(46)	(54)
Total (A) + (C) + (D)	(2)	(1)	103

(1)	Of which €81 million related to the Genesys Business in 2011 (€45 million in 2010 and €41 million in 2009).

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

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros) Net income (loss)	2011	2010	2009
Net income (loss) attributable to the equity owners of the parent - basic	1,095	(334)	(524)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	119	-	-
Net income (loss) - diluted	1,214	(334)	(524)

Number of shares	2011	2010	2009
Weighted average number of shares - basic	2,265,024,193	2,259,877,263	2,259,696,863
Dilutive effects:
• Equity plans (stock options, RSU)	35,686,744	-	-
• Alcatel-Lucent’s convertible bonds (Oceane) issued on June 12, 2003 and on September 10, 2009	309,597,523	-	-
• 7.75% convertible securities	-	-	-
• 2.875% Series A convertible securities	24,886,871	-	-
• 2.875% Series B convertible securities	230,735,668	-	-
Weighted average number of shares - diluted	2,865,930,999	2,259,877,263	2,259,696,863

Earnings per share, attributable to the owners of the parent (in euros)	2011	2010	2009
Basic	0.48	(0.15)	(0.23)
Diluted	0.42	(0.15)	(0.23)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

Ordinary shares

Ordinary shares owned by consolidated subsidiaries of the Group	2011	2010	2009
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,220,040	58,281,560	58,351,371
Number of Alcatel-Lucent share equivalents	-	-	-

Shares subject to future issuance

	December 31, 2011	December 31, 2010	December 31, 2009
Number of stock options not exercised	175,729,780	196,702,252	212,292,704

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	2011	2010	2009
Equity plans (stock options, RSU)	-	14,023,726	7,624,288
Alcatel-Lucent’s convertible bonds (Oceane) issued on June 12, 2003 and on September 10, 2009	-	360,161,154	360,162,302
7.75% convertible securities	37,557,287	37,557,287	37,557,287
2.875% Series A convertible securities	-	32,895,828	196,117,249
2.875% Series B convertible securities	-	304,989,763	325,813,655

NOTE 12    GOODWILL

(In millions of euros)	Net
Goodwill at December 31, 2008	4,215
Additions	7
Disposals and discontinued operations	(4)
Changes during goodwill allocation period	-
Impairment losses for the period	-
Net effect of exchange rate changes	(50)
Other changes	-
Goodwill at December 31, 2009	4,168
Additions	-
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	-
Net effect of exchange rate changes	202
Other changes	-
Goodwill at December 31, 2010	4,370
Additions	2
Disposals and discontinued operations	(67)
Changes during goodwill allocation period	-
Impairment losses for the period	-
Net effect of exchange rate changes	79
Other changes	5
Goodwill at December 31, 2011	4,389

Main changes accounted for in 2011

No change related to new acquisitions during the period. No impairment loss was accounted for during 2011 (see below).

Main changes accounted for in 2010

No change related to new acquisitions during the period. No impairment loss was accounted for during 2010 (see below).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

Main changes accounted for in 2009

No major change related to new acquisitions during the period. No impairment loss was accounted for during 2009 (see below).

Goodwill allocation

All goodwill recognized in 2011, 2010 and 2009 was allocated to cash generating units by December 31 of the relevant year.

Due to the new organization effective July 20, 2011 (see note 5), goodwill was reallocated, at this date, to the new Business Divisions, corresponding to the groups of Cash Generating Units, at which level Goodwill is monitored and tested for impairment. In this context, an additional impairment test was performed during the fourth quarter of 2011.

Due to the new organization effective January 1, 2010, goodwill was reallocated, at this date, to the new Business Divisions, corresponding to the groups of Cash Generating Units, at which level Goodwill is monitored and tested for impairment. A specific impairment test triggered by this new organization was performed as of January 1, 2010.

Impairment tests of goodwill

2011 Annual impairment test and additional test performed in the fourth quarter 2011

The reassessment of the company’s outlook led to perform an additional impairment test of goodwill in December 2011. The 2011 annual impairment test of goodwill (performed in June 2011) and the additional impairment test (performed in December 2011) did not result in any impairment loss.

In those groups of Cash Generating Units (Note 1g) in which there is significant goodwill, the data and assumptions used for the additional goodwill impairment test were as follows:

(In millions of euros) 2011 Additional test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	1,158	127	11.0%	1.0%	Fair value (1)
Maintenance division	1,655	521	11.0%	1.0%	Value in use (1)
Other CGU	1,576		11.0%	1 to 2%	Discounted cash flows and other data (3)
TOTAL NET	4,389

(1)	As defined in Notes 2c and 1g.
(2)	At the date of the additional impairment test (performed at December 31, 2011).
(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +1% and +2% depending on the Group’s CGU.

(In millions of euros) 2011 Annual test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	1,143	362	10.0%	1.0%	Fair value (1)
Maintenance division	1,531	758	10.0%	1.0%	Value in use (1)
Other CGU	1,509		10.0%	1 to 2%	Discounted cash flows and other data (3)
TOTAL NET	4,183

(1)	As defined in Notes 2c and 1g.
(2)	At the date of the annual impairment test (i.e. June 30, 2011).
(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +1% and +2% depending on the Group’s CGU.

2010 Annual impairment test of goodwill

The 2010 annual impairment test of goodwill (performed in the second quarter 2010) did not result in any impairment loss.

There were no triggering events that would justify performing an additional impairment test as of December 31, 2010.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

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

The Group also checked and confirmed that the disposal of the Fractional Horsepower Motors activity on December 31, 2009 (see Note 3) was not a triggering event that would indicate any potential impairment of the goodwill of the related Business Division (ICD - Industrial Components Division) as of December 31, 2009, as the difference between the recoverable value of the remaining activities of this Division after the disposal and the corresponding net assets remained positive.

In those groups of Cash Generating Units in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros) 2009 Annual test	Net carrying amount of goodwill	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B) (3)	Discount rate	Valuation method
Optics division	1,145	269	11.0%	Discounted cash flows and other data (1)
Maintenance division	1,623	379	11.0%	Same as above (1)
Other CGU	1,434	-	-	Same as above (1)
Total net	4,202 (2)

(1)	Discounted cash flows for 5 years plus a terminal value. Other data: multiples derived from market capitalizations.
Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and +2.5% depending on the CGU.
(2)	At the date of the annual impairment test (i.e. June 30, 2009).
(3)	The recoverable amount is the value in use for the Business Divisions disclosed.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

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

NOTE 13    INTANGIBLE ASSETS

a/ Changes in intangible assets, gross

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2008	1,985	5,225	7,210
Capitalization	284	64	348
Additions	-	13	13
Assets held for sale, discontinued operations and disposals	-	(12)	(12)
Write-offs	(197)	(6)	(203)
Net effect of exchange rate changes	(25)	(160)	(185)
Other changes	-	4	4
At December 31, 2009	2,047	5,128	7,175
Capitalization	266	67	333
Additions	-	8	8
Assets held for sale, discontinued operations and disposals	-	(3)	(3)
Write-offs	(148)	(49)	(197)
Net effect of exchange rate changes	65	363	428
Other changes	(5)	(4)	(9)
At December 31, 2010	2,225	5,510	7,735
Capitalization	262	43	305
Additions	-	11	11
Assets held for sale, discontinued operations and disposals	(48)	(29)	(77)
Write-offs	(49)	(3)	(52)
Net effect of exchange rate changes	48	163	211
Other changes	-	1	1
At December 31, 2011	2,438	5,696	8,134

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in-process research and development and customer relationships), patents, trademarks and licenses.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

b/ Changes in amortization of intangible assets and impairment losses

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2008	(1,407)	(3,236)	(4,643)
Amortization	(276)	(355)	(631)
Impairment losses	(20)	-	(20)
Write-offs	197	6	203
Assets held for sale, discontinued operations and disposals	-	12	12
Net effect of exchange rate changes	17	106	123
Other changes	-	(5)	(5)
At December 31, 2009	(1,489)	(3,472)	(4,961)
Amortization	(274)	(363)	(637)
Impairment losses	(3)	(6)	(9)
Write-offs	148	49	197
Assets held for sale, discontinued operations and disposals	-	3	3
Net effect of exchange rate changes	(42)	(238)	(280)
Other changes	4	4	8
At December 31, 2010	(1,656)	(4,023)	(5,679)
Amortization	(246)	(343)	(589)
Impairment losses	(11)	(4)	(15)
Write-offs	49	3	52
Assets held for sale, discontinued operations and disposals	21	24	45
Net effect of exchange rate changes	(35)	(139)	(174)
Other changes	-	-	-
At December 31, 2011	(1,878)	(4,482)	(6,360)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

c/ Changes in intangible assets, net

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2008	578	1,989	2,567
Capitalization	284	64	348
Additions	-	13	13
Amortization	(276)	(355)	(631)
Impairment losses	(20)	-	(20)
Assets held for sale, discontinued operations and disposals	-	-	-
Net effect of exchange rate changes	(8)	(54)	(62)
Other changes	-	(1)	(1)
At December 31, 2009	558	1,656	2,214
Capitalization	266	67	333
Additions	-	8	8
Amortization	(274)	(363)	(637)
Impairment losses	(3)	(6)	(9)
Assets held for sale, discontinued operations and disposals	-	-	-
Net effect of exchange rate changes	23	125	148
Other changes	(1)	-	(1)
At December 31, 2010	569	1,487	2,056
Capitalization	262	43	305
Additions	-	11	11
Amortization	(246)	(343)	(589)
Impairment losses	(11)	(4)	(15)
Assets held for sale, discontinued operations and disposals	(27)	(5)	(32)
Net effect of exchange rate changes	13	24	37
Other changes	-	1	1
At December 31, 2011	560	1,214	1,774

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

NOTE 14    PROPERTY, PLANT AND EQUIPMENT

a/ Changes in property, plant and equipment, gross

(In millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2008	163	1,105	2,836	570	4,674
Additions	-	49	166	112	327
Assets held for sale, discontinued operations and disposals	(28)	(49)	(259)	(21)	(357)
Write-offs	-	(7)	(49)	(7)	(63)
Changes in consolidated group	-	4	6	3	13
Net effect of exchange rate changes	(2)	(17)	(17)	(1)	(37)
Other changes	(1)	16	(104)	65	(24)
At December 31, 2009	132	1,101	2,579	721	4,533
Additions	-	19	145	200	364
Assets held for sale, discontinued operations and disposals	(16)	(52)	(54)	(132)	(254)
Write-offs	-	(17)	(32)	(7)	(56)
Changes in consolidated group	(1)	(22)	(50)	(8)	(81)
Net effect of exchange rate changes	9	59	130	32	230
Other changes	(1)	15	55	(68)	1
At December 31, 2010	123	1,103	2,773	738	4,737
Additions	-	11	106	156	273
Assets held for sale, discontinued operations and disposals	(1)	(49)	(152)	(29)	(231)
Write-offs	-	(1)	(8)	(3)	(12)
Changes in consolidated group	-	4	4	3	11
Net effect of exchange rate changes	3	25	56	11	95
Other changes	1	(2)	105	(153)	(49)
At December 31, 2011	126	1,091	2,884	723	4,824

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

b/ Changes in accumulated depreciation of property, plant and equipment and impairment losses

(In millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2008	(9)	(572)	(2,313)	(430)	(3,324)
Depreciation charge	(1)	(100)	(232)	(34)	(367)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	7	49	7	63
Assets held for sale, discontinued operations and disposals	-	14	170	102	286
Net effect of exchange rate changes	-	4	15	2	21
Other changes	(3)	181	21	(151)	48
At December 31, 2009	(13)	(466)	(2,290)	(504)	(3,272)
Depreciation charge	(1)	(56)	(226)	(58)	(341)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	17	32	7	56
Assets held for sale, discontinued operations and disposals	-	(16)	164	63	211
Net effect of exchange rate changes	(1)	(20)	(109)	(29)	(159)
Other changes	3	6	124	(53)	80
At December 31, 2010	(12)	(535)	(2,305)	(574)	(3,426)
Depreciation charge	-	(60)	(216)	(35)	(311)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	1	8	3	12
Assets held for sale, discontinued operations and disposals	-	39	146	27	212
Changes in consolidated group	-	(5)	(3)	(3)	(11)
Net effect of exchange rate changes	-	(12)	(47)	(8)	(67)
Other changes	-	6	28	(4)	30
At December 31, 2011	(12)	(566)	(2,389)	(594)	(3,561)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15

c/ Changes in property, plant and equipment, net

(In millions of euros)	Land	Buildings	Plant, equipment and tools	Other	Total
At December 31, 2008	154	533	523	140	1,351
Additions	-	49	166	112	327
Depreciation charge	(1)	(100)	(232)	(34)	(367)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(28)	(35)	(89)	81	(71)
Changes in consolidated group	-	4	6	3	13
Net effect of exchange rate changes	(2)	(13)	(2)	1	(18)
Other changes	(4)	197	(83)	(86)	24
At December 31, 2009	119	635	289	217	1,260
Additions	-	19	145	200	364
Depreciation charge	(1)	(56)	(226)	(58)	(341)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(16)	(68)	110	(69)	(43)
Changes in consolidated group	(1)	(22)	(50)	(8)	(81)
Net effect of exchange rate changes	8	39	21	3	71
Other changes	2	21	179	(121)	81
At December 31, 2010	111	568	468	164	1,311
Additions	-	11	106	156	273
Depreciation charge	-	(60)	(216)	(35)	(311)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(1)	(10)	(6)	(2)	(19)
Changes in consolidated group	-	(1)	1	-	-
Net effect of exchange rate changes	3	13	9	3	28
Other changes	1	4	133	(157)	(19)
At December 31, 2011	114	525	495	129	1,263

NOTE 15    FINANCE LEASES AND OPERATING LEASES

a/ Finance leases

Property, plant and equipment held under finance leases have a net carrying amount of €38 million at December 31, 2011 (€38 million at December 31, 2010 and €42 million at December 31, 2009). Such finance leases relate primarily to IS/IT equipments sold and leased back in connection with the Hewlett Packard co-sourcing agreement (refer to Note 32).

Future minimum lease payments under non-cancellable finance leases are shown in Note 32a - Off balance sheet commitments.

b/ Operating leases

Future minimum lease payments under non-cancellable operating leases are shown in Note 32a - Off balance sheet commitments.

Future minimum sublease rental income expected to be received under non-cancellable operating subleases was €115 million at December 31, 2011 (€126 million at December 31, 2010 and €143 million at December 31, 2009).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

Net lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(In millions of euros)	2011	2010	2009
Lease payments - minimum	249	229	224
Lease payments - conditional	4	5	20
Sublease rental income	(23)	(26)	(29)
Total recognized in the income statement	230	208	215

NOTE 16    INVESTMENT IN NET ASSETS OF EQUITY AFFILIATES AND JOINT VENTURES

a/ Investment in net assets of equity affiliates

	Percentage owned			Value (In millions of euros)
	2011	2010	2009	2011	2010	2009
2Wire (1)	-	-	26.7%	-	-	34
Other (less than €50 million each)	-	-	-	12	9	26
Investment in net assets of equity affiliates				12	9	60

(1)	During the last quarter of 2010, Alcatel-Lucent sold its 26.7% stake in 2Wire (see Note 3).

b/ Change in investment in net assets of equity affiliates

(In millions of euros)	2011	2010	2009
Carrying amount at January 1	9	60	113
Change in perimeter of equity affiliates	-	(55)	(33)
Share of net income (loss)	4	15	1
Net effect of exchange rate changes		5	(2)
Other changes	(1)	(16)	(19)
Carrying amount at December 31	12	9	60

c/ Summarized financial information for equity affiliates

Aggregated financial information for other equity affiliates as if those entities were fully consolidated.

(In millions of euros)	2011	2010 (1)	2009
Total assets	305	294	895
Liabilities (excluding equity)	285	278	873
Equity	20	16	22
Revenues	70	80	530
Net income (loss) attributable to equity owners of the parent	11	7	8

(1)	2010 aggregated financial information excludes information for 2Wire, because Alcatel-Lucent had sold its interest in this equity affiliate during the last quarter of 2010 (see Note 3).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

d/ Aggregated financial information for joint ventures

Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alda Marine in 2011, 2010 and 2009) was as follows:

(In millions of euros) Statement of financial position data	2011	2010	2009
Non-current assets	31	33	36
Current assets	5	4	5
Equity	9	6	4
Non-current liabilities	12	19	25
Current liabilities	15	11	12

(In millions of euros) Income statement data	2011	2010	2009
Revenues	-	-	-
Cost of sales	5	8	6
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	5	8	6
Net income (loss) attributable to equity owners of the parent	4	7	4
Cash flow statement data
Net cash provided (used) by operating activities	5	4	9
Net cash provided (used) by investing activities	(1)	-	(1)
Net cash provided (used) by financing activities	(4)	(5)	(10)

NOTE 17    FINANCIAL ASSETS

	December 31, 2011			December 31, 2010			December 31, 2009
(In millions of euros)	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total
Financial assets available for sale	317	144	461	301	156	457	305 (3)	271	576
Financial assets at fair value through profit or loss	-	795	795	-	493	493	-	1,722	1,722
Financial assets at amortized cost	204	-	204	99		99	87		87
Total	521	939	1,460	400	649	1,049	392	1,993	2,385

(1)	Of which €203 million matures within one year as of December 31, 2011 (€111 million as of December 31, 2010 and €78 million as of December 31, 2009).
Of which €18 million of financial assets at amortized cost represented a loan to Alda Marine as of December 31, 2011 (€24 million as of December 31, 2010 and €29 million as of December 31, 2009).
(2)	All of which is current as of December 31, 2011, as of December 31, 2010 and as of December 31, 2009.
(3)	Of which a decrease of €252 million (US$328 million) in 2009, including €223 million of reclassification against general risks reserves (see Note 28), during the first quarter related to the restricted cash on the Winstar litigation that was settled during the first quarter of 2009, representing a net positive impact in our cash provided by operating activities of €24 million.

No financial asset is considered as being held to maturity.

The cumulated fair value changes of financial assets available for sale represented a potential gain as of December 31, 2011 of €13 million that was booked directly in equity (€24 million as of December 31, 2010 and €43 million as of December 31, 2009).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

a/ Financial assets available for sale

	December 31, 2011			December 31, 2010			December 31, 2009
(In millions of euros)	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
Net carrying amount at January 1	301	156	457	305	271	576	585	253	838
Additions/(disposals)	7	(8)	(1)	3	(137)	(134)	(39)	(6)	(45)
Fair value changes	(2)	(9)	(11)	(36)	14	(22)	(11)	24	13
Impairment losses (1)	(2)	2	-	(15)	(1)	(16)	(2)	1	(1)
Change in consolidation group	-	-	-	-	-	-	(8)	-	(8)
Other changes (2)	13	4	17	44	9	53	(220)	(1)	(221)
Net carrying amount at December 31	317	144	461	301	156	457	305	271	576
Of which:
• at fair value (3)	8	131	139	17	143	160	51	223	274
• at cost	309	13	322	284	13	297	254	48	302

(1)	Included in the amounts reported in Note 7.
(2)	Of which in 2009 included a €223 million reclassification against general risks reserves (see Note 28), which related to the restricted cash on the Winstar litigation that was settled during the first quarter of 2009.
(3)	Fair value hierarchy is presented in Note 29c.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at amortized cost, if no reliable fair value exists.

(In millions of euros) Fair value changes:	2011	2010	2009
Fair value changes recognized directly in other comprehensive income	(6)	1	22
Changes resulting from gains (losses) previously recognized in other comprehensive income now recognized in net income (loss) due to disposals	(5)	(23)	(9)
Total	(11)	(22)	13

b/ Financial assets at fair value through profit or loss

(In millions of euros)	2011	2010	2009
Net carrying amount at January 1	493	1,722	653
Additions/(disposals)	282	(1,252)	1,075
Fair value changes	-	-	-
Other changes	20	23	(6)
Net carrying amount at December 31	795	493	1,722

c/ Financial assets at amortized cost

(In millions of euros)	2011	2010	2009
Net carrying amount at January 1	99	87	111
Additions/(disposals)	130	25	(33)
Impairment losses	-	(1)	-
Change in consolidation group	-	-	-
Other changes (reclassifications)	(25)	(12)	9
Net carrying amount at December 31	204	99	87

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18, NOTE 19

NOTE 18    CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Cash	2,316	4,730	2,546
Cash equivalents	1,218	310	1,031
Of which Money market mutual funds	376	57	704
Of which Other (certificates of deposit, treasury bills, etc)	842	253	327
Cash and Cash Equivalents - excluding discontinued activities	3,534	5,040	3,577
Cash in discontinued activities	9	-	-
Cash and Cash Equivalents - including discontinued activities	3,543	5,040	3,577

As of December 31, 2011, €9 million of cash was reclassified in asset held for sale due to the coming disposal of Genesys.

As of December 31, 2011, €959 million of cash and cash equivalents were held in countries subject to exchange control restrictions (mainly China) (€1,044 million as of December 31, 2010 and €718 million as of December 31, 2009).

NOTE 19    OPERATING WORKING CAPITAL

Operating working capital

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009 (1)
Inventories and work in progress, net	1,975	2,295	1,902
Trade receivables and other receivables, net	3,407	3,664	3,519
Advances and progress payments	66	75	93
Customers’ deposits and advances	(590)	(803)	(639)
Trade payables and other payables	(3,892)	(4,325)	(3,926)
Operating working capital, net	966	906	949

(1)	Restated for the presentation of construction contracts as explained in Note 4.

(In millions of euros)	December 31, 2010	Cash flow	Cash flow of discontinued activities(1)	Change in consolidated group(2)	Translation adjustments and other	December 31, 2011
Inventories and work in progress	2,731	(175)	-	(5)	(121)	2,430
Trade receivables and other receivables	3,817	(384)	(4)	(46)	147	3,530
Advances and progress payments	75	(10)	-	-	1	66
Customers’ deposits and advances	(803)	289	(7)	47	(116)	(590)
Trade payables and other payables	(4,325)	480	1	16	(64)	(3,892)
Operating working capital, gross	1,495	200	(10)	12	(153)	1,544
Cumulated valuation allowances	(589)	-	-	2	9	(578)
Operating working capital, net	906	200	(10)	14	(144)	966

(1)	See Note 10.
(2)	Mainly related to the Genesys business that was reclassified to “Discontinued activities” as of December 31, 2011 (see Note 10).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20

Amounts due to / from customers on construction contracts

(In millions of euros) Analysis of amounts due from/to customers on construction contracts	December 31, 2011	December 31, 2010	December 31, 2009
Amounts due from customers on construction contracts	557	408	528
Amounts due to customers on construction contracts	(57)	(28)	(66)
Total	500	380	462
Work in progress on construction contracts, gross	257	246	306
Work in progress on construction contracts, depreciation	(7)	(4)	(28)
Accrued receivables on construction contracts	347	235	298
Product sales reserves - construction contracts	(97)	(97)	(114)
Total	500	380	462

Receivables sold without recourse

Balances

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Outstanding amounts of receivables sold without recourse (1)	952	776	612

(1)	Without recourse in case of payment default by the debtor. See accounting policy in Note 1s.

Changes in receivables sold without recourse

(In millions of euros)	2011	2010	2009
Impact on cash flows from operating activities	176	164	(218)

NOTE 20    INVENTORIES AND WORK IN PROGRESS

a/ Analysis of net value

(In millions of euros)	2011	2010	2009
Raw materials and goods	387	526	429
Work in progress excluding construction contracts	874	1,006	825
Work in progress on construction contracts, gross	257	245	306
Finished products	912	954	842
Gross value	2,430	2,731	2,402
Valuation allowance	(455)	(436)	(500)
Total, net	1,975	2,295	1,902

b/ Change in valuation allowance

(In millions of euros)	2011	2010	2009
At January 1	(436)	(500)	(654)
(Additions)/ reversals	(170)	(113)	(139)
Utilization	31	53	71
Changes in consolidated group	1	4	-
Net effect of exchange rate changes and other changes	119	120	222
At December 31	(455)	(436)	(500)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21, NOTE 22, NOTE 23, NOTE 24

NOTE 21    TRADE RECEIVABLES AND RELATED ACCOUNTS

(In millions of euros)	2011	2010	2009
Receivables bearing interest	114	167	316
Other trade receivables - excluding accrued receivables on construction contracts	3,416	3,650	3,073
Accrued receivables on construction contracts	-	-	298
Gross value	3,530	3,817	3,687
Accumulated impairment losses	(123)	(153)	(168)
Total, net	3,407	3,664	3,519
Of which due after one year on the net value	95	72	111

NOTE 22    OTHER ASSETS AND LIABILITIES

(In millions of euros) Other assets	December 31, 2011	December 31, 2010	December 31, 2009
Other current assets	977	885	960
Other non-current assets	296	257	314
Total	1,273	1,142	1,274
Of which:
• Currency derivatives	65	54	35
• Interest-rate derivatives - hedging	36	44	44
• Interest-rate derivatives - other	1	23	235
• Commodities derivatives	-	-	-
• Other tax receivables	658	526	502
• Other current and non-current assets	513	495	458

(In millions of euros) Other liabilities	December 31, 2011	December 31, 2010	December 31, 2009
Other current liabilities	1,729	1,695	1,763
Other non-current liabilities	211	259	209
Total	1,940	1,954	1,972
Of which:
• Currency derivatives	76	82	51
• Interest-rate derivatives - hedging	-	2	1
• Interest-rate derivatives - other	4	24	237
• Commodities derivatives	-	-	-
• Other tax payables	315	361	350
• Accrued wages and social charges	1,055	1,080	850
• Other current and non-current liabilities	490	405	483

NOTE 23    ALLOCATION OF 2011 NET INCOME (LOSS)

Our Board of Directors will propose at the Annual Shareholders’ Meeting to be held on June 8, 2012 not to distribute a dividend for the year ended December 31, 2011. No distribution of dividends for the years  2010 and 2009 were made.

NOTE 24    EQUITY

a/ Number of shares comprising the capital stock

Number of shares	2011	2010	2009
Number of ordinary shares issued (share capital)	2,325,383,328	2,318,385,548	2,318,060,818
Treasury shares	(58,219,944)	(58,202,419)	(58,320,394)
Number of shares in circulation	2,267,163,384	2,260,183,129	2,259,740,424
Weighting effect of share issues (of which stock options exercised)	(2,139,095)	(226,725)	(12,584)
Weighting effect of treasury shares	(96)	(79,141)	(30,977)
Number of shares used for calculating basic earnings per share	2,265,024,193	2,259,877,263	2,259,696,863

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

b/ Capital stock and additional paid-in capital

At December 31, 2011, the capital stock consisted of 2,325,383,328 ordinary shares of nominal value €2 (2,318,385,548 ordinary shares of nominal value €2 at December 31, 2010 and 2,318,060,818 ordinary shares of nominal value €2 at December 31, 2009).

During 2011, increases in capital stock and additional paid-in capital amounted to €16 million. These increases related to the following transactions:

—	issuance of 6,877,148 shares for €15 million, as a result of the exercise of options and performance shares (including additional paid-in capital of €1 million);

—	conversion of 20,632 convertible bonds into Alcatel-Lucent shares generating a capital increase of €0 million (including additional paid-in capital of €0 million); and

—

redemption of 100,000 bonds mandatorily redeemable for Alcatel-Lucent shares (ORA) issued in connection with the acquisition of Spatial Wireless in 2004 to cover stock options, generating a capital increase of €1 million (including additional paid-in capital of €1 million).

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

In order to maintain or adjust the capital structure, the Group can adjust the amount of dividends paid to shareholders (see Note 23), or repurchase its own shares (see Note 24e) or issue new shares, or issue convertible bonds or similar instruments (see Note 25).

The Group is not party to any contract restricting the issuance of additional equity.

c/ Stock options

At December 31, 2011, stock option plans (excluding Lucent derived plans) were as follows, however only part of the outstanding stock options are in the scope of IFRS 2 (see Note 24d):

(In number of options) Exercise price	1999-2000 U.S. Plans
U.S.$21.40-U.S.$84.88
Outstanding at December 31, 2008	7,641,471
Exercised	-
Forfeited	-
Expired	(673,929)
Outstanding at December 31, 2009	5,970,996
Exercised	-
Forfeited	-
Expired	(5,642,321)
Outstanding at December 31, 2010	328,675
Exercised	-
Forfeited	-
Expired	(328,675)
Outstanding at December 31, 2011	-

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

(In number of options) Exercise price	2003 Plans
	€6.70	€6.70	€7.60	€8.10	€9.30	€10.90	€11.20	€11.10
Exercise period
From	03/07/04 03/07/07	07/01/06 07/01/07	06/18/04 06/18/07	07/01/04 07/01/07	09/01/04 09/01/07	10/01/04 10/01/07	11/14/04 11/14/07	12/01/04 12/01/07
To	03/06/11 03/06/11	06/30/07 06/30/08	06/17/11 06/17/11	06/30/11 06/30/11	08/31/11 08/31/11	09/30/11 09/30/11	11/13/11 11/13/11	11/30/11 11/30/11
Outstanding at December 31, 2008	12,241,658	-	213,452	5,001	121,363	48,318	7,300	65,238
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,057,691)	-	(12,450)	-	(1,600)	1,500	(2,300)	(4,750)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2009	11,183,967	-	201,002	5,001	119,763	46,818	5,000	60,488
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,142,002)	-	(13,000)	-	-	(3,800)	-	(15,250)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2010	10,041,965	-	188,002	5,001	119,763	43,018	5,000	45,238
Exercised	-	-	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-	-	-
Expired	(10,041,965)		(188,002)	(5,001)	(119,763)	(43,018)	(5,000)	(45,238)
Outstanding at December 31, 2011	-	-	-	-	-	-	-	-

(In number of options) Exercise price	2004 Plans
	€13.20	€13.10	€12.80	€11.70	€9.90	€9.80	€11.20	€11.90
Exercise period
From	03/10/05 03/10/08	04/01/05 04/01/08	05/17/05 05/17/08	07/01/05 07/01/08	09/01/05 09/01/08	10/01/05 10/01/08	11/12/05 11/12/08	12/01/05 12/01/08
To	03/09/12 03/09/12	03/31/12 03/31/12	05/16/12 05/16/12	06/30/12 06/30/12	08/31/12 08/31/12	09/30/12 09/30/12	11/11/12 11/11/12	11/30/12 11/30/12
Outstanding at December 31, 2008	13,222,816	17,800	44,901	197,950	29,050	89,789	26,700	33,800
Exercised	-	-	-	-	-	-	-	-
Forfeited	(2,318,253)	(1,500)	(5,000)	(21,250)	-	(8,601)	(1,200)	(3,500)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2009	10,904,563	16,300	39,901	176,700	29,050	81,188	25,500	30,300
Exercised	-	-	-	-	-	-	-	-
Forfeited	(1,118,795)	-	-	(7,807)	(3,000)	(6,000)	(1,700)	(1,300)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2010	9,785,768	16,300	39,901	168,893	26,050	75,188	23,800	29,000
Exercised	-	-	-	-	-	-	-	-
Forfeited	(750,600)	-	(16,000)	(9,500)	(2,500)	(6,350)	-	(2,000)
Expired	-	-	-	-	-	-	-	-
Outstanding at December 31, 2011	9,035,168	16,300	23,901	159,393	23,550	68,838	23,800	27,000

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

(In number of options) Exercise price	2005 Plans
	€11.41	€10.00	€8.80	€9.80	€10.20
Exercise period
From	01/03/06 01/03/09	03/10/06 03/10/09	06/01/06 06/01/09	09/01/06 09/01/09	11/14/06 11/14/09
To	01/02/13 01/02/13	03/09/13 03/09/13	05/31/13 05/31/13	08/31/13 08/31/13	11/13/13 11/13/13
Outstanding at December 31, 2008	360,357	13,109,995	139,081	56,512	31,500
Exercised	-	-	-	-	-
Forfeited	(33,468)	(966,029)	(18,446)	(6,262)	(7,016)
Expired	-	-	-	-	-
Outstanding at December 31, 2009	326,889	12,143,966	120,635	50,250	24,484
Exercised	-	-	-	-	-
Forfeited	(17,000)	(1,805,614)	(6,750)	(11,000)	-
Expired	-	-	-	-	-
Outstanding at December 31, 2010	309,889	10,338,352	113,885	39,250	24,484
Exercised	-	-	-	-	-
Forfeited	(25,450)	(786,407)	(28,000)	(800)	(6,500)
Expired	-	-	-	-	-
Outstanding at December 31, 2011	284,439	9,551,945	85,885	38,450	17,984

(In number of options) Exercise price	2006 Plans
	€11.70	€12.00	€9.30	€10.40
Exercise period
From	03/08/07 03/08/10	05/15/07 05/15/10	08/16/07 08/16/10	11/08/07 11/08/07
To	03/07/14 03/07/14	05/14/14 05/14/14	08/15/14 08/15/14	11/07/14 11/07/14
Outstanding at December 31, 2008	14,171,791	100,994	286,250	96,600
Exercised	-	-	-	-
Forfeited	(837,631)	(6,052)	(8,864)	(8,000)
Expired	-	-	-	-
Outstanding at December 31, 2009	13,334,160	94,942	277,386	88,600
Exercised	-	-	-	-
Forfeited	(1,189,860)	(9,000)	(13,636)	(23,779)
Expired	-	-	-	-
Outstanding at December 31, 2010	12,144,300	85,942	263,750	64,821
Exercised	-	-	-	-
Forfeited	(1,653,596)	(11,000)	(14,700)	(33,333)
Expired	-	-	-	-
Outstanding at December 31, 2011	10,490,704	74,942	249,050	31,488

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

(In number of options) Exercise price	2007 Plans
	€10.00	€9.10	€9.00	€6.30
Exercise period
From	03/11/08 03/11/11	03/28/08 03/28/11	08/16/08 08/16/11	11/15/08 11/15/08
To	03/10/15 03/10/15	03/27/15 03/27/15	08/15/15 08/15/15	11/14/15 11/14/15
Outstanding at December 31, 2008	169,711	34,907,038	297,153	214,300
Exercised	-	-	-	-
Forfeited	(2,958)	(2,309,056)	(30,274)	(1,126)
Expired	-	-	-	-
Outstanding at December 31, 2009	166,753	32,597,982	266,879	213,174
Exercised	-	-	-	-
Forfeited	(21,800)	(4,425,899)	(37,673)	(62,951)
Expired	-	-	-	-
Outstanding at December 31, 2010	144,953	28,172,083	229,206	150,223
Exercised	-	-	-	-
Forfeited	(12,000)	(2,524,534)	(30,749)	(11,000)
Expired	-	-	-	-
Outstanding at December 31, 2011	132,953	25,647,549	198,457	139,223

(In number of options) Exercise price	2008 Plans
	€3.80	€3.80	€4.40	€3.90	€2.00
Exercise period
From	03/25/09 03/25/12	04/04/09 04/04/12	07/01/09 07/01/12	09/17/09 09/17/12	12/31/09 12/31/12
To	03/24/16 03/24/16	04/03/16 04/03/16	06/30/16 06/30/16	09/16/16 09/16/16	12/30/16 12/30/16
Outstanding at December 31, 2008	45,439,401	800,000	223,700	250,000	2,052,400
Exercised	-	-	-	-
Forfeited	(2,228,953)	(316,667)	(18,167)	-	(15,800)
Expired	-	-	-	-	-
Outstanding at December 31, 2009	43,210,448	483,433	205,533	250,000	2,036,600
Exercised	-	-	-	-	(11,091)
Forfeited	(4,032,916)	-	(39,750)	-	(20,392)
Expired	-	-	-	-	-
Outstanding at December 31, 2010	39,177,532	483,333	165,783	250,000	2,005,117
Exercised	(1,355,248)	-	-	-	(232,476)
Forfeited	(1,891,541)	-	(14,500)	-	(24,251)
Expired	-	-	-	-	-
Outstanding at December 31, 2011	35,930,743	483,333	151,283	250,000	1,748,390

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

(In number of options) Exercise price	2009 Plans
	€2.00	€2.00	€2.90	€2.50
Exercise period
From	03/18/10 03/18/13	07/01/10 07/01/13	10/01/10 10/01/13	12/01/10 12/01/13
To	03/17/17 03/17/17	06/30/17 06/30/17	09/30/17 09/30/17	11/30/17 11/30/17
Granted	52,387,510	443,500	282,500	108,400
Exercised	(2,000)	-	-	-
Forfeited	(1,971,000)	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2009	50,414,510	443,500	282,500	108,400
Exercised	(204,623)	(3,873)	-	-
Forfeited	(2,916,592)	(34,902)	(23,000)	(7,000)
Expired	-	-	-	-
Outstanding at December 31, 2010	47,293,295	404,725	259,500	101,400
Exercised	(4,123,201)	(12,334)	(15,829)	-
Forfeited	(975,897)	(11,459)	(9,167)	(1,221)
Expired	-	-	-	-
Outstanding at December 31, 2011	42,194,197	380,932	234,504	100,179

(In number of options) Exercise price	2010 Plans
	€2.40	€2.20	€2.30	€2.20
Exercise period
From	03/17/11 03/17/14	07/01/11 07/01/14	10/01/11 10/01/14	12/09/11 12/09/14
To	03/16/18 03/16/18	06/30/18 06/30/18	09/30/18 09/30/18	12/08/18 12/08/18
Granted	18,734,266	721,000	851,000	125,500
Exercised	-	-	-	-
Forfeited	(559,284)	(6,000)	(3,000)	-
Expired	-	-	-	-
Outstanding at December 31, 2010	18,174,982	715,000	848,000	125,500
Exercised	(368,397)	(2,500)	-	-
Forfeited	(476,167)	(33,501)	(55,500)	(2,000)
Expired	-	-	-	-
Outstanding at December 31, 2011	17,330,418	678,999	792,500	123,500

(In number of options) Exercise price	2011 Plans
	€3.20	€3.70	€4.20	€2.50	€2.00
Exercise period
From	03/01/12 03/01/15	03/16/12 03/16/15	06/01/12 06/01/15	09/01/12 09/01/15	12/01/12 12/01/15
To	02/28/19 03/28/19	03/15/19 03/15/19	05/31/19 05/31/19	08/31/19 08/31/19	11/30/19 11/30/19
Granted	605,000	11,251,125	414,718	171,000	145,500
Exercised	-	-	-	-	-
Forfeited	(12,000)	(304,463)	(6,000)	(6,000)	-
Expired		-	-	-	-
Outstanding at December 31, 2011	593,000	10,946,662	408,718	165,000	145,500
The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel-Lucent shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

The following table sets forth the U.S. companies (other than Lucent) that issued these plans, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2011, the weighted average exercise price and the weighted average exercise period.

		Outstanding options			Exercisable options
Company	Exercise price	Number outstanding at December 31, 2011 (1)	Weighted remaining exercise period (years)	Weighted average exercise price	Number exercisable at December 31, 2011 (1)	Weighted average exercise price
Astral Point	€9.95	10,579	0.04	9.95	10,579	9.95
Telera	€6.36	6,569	0.15	6.36	6,569	6.36
TiMetra	€0.92 - €7.97	951,636	1.47	7.43	951,636	7.43
Spatial Wireless	€0.48 - €9.10	212,457	2.25	4.30	212,457	4.30
Total number of options		1,181,241			1,181,241

(1)	In number of Alcatel-Lucent shares.

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

Stock option activity for former Lucent plans is as follows:

(In number of options) Exercise price	Former Lucent plans
	€9.35	€10.89	€15.28
Exercise period
From	11/01/07	12/01/06	12/01/06
To	10/31/13	11/30/12	11/30/11
Outstanding at December 31, 2008	3,710,010	3,454,818	6,464,771
Exercised	-	-	-
Forfeited	(427,337)	(401,399)	(757,041)
Expired	-	-	-
Outstanding at December 31, 2009	3,282,673	3,053,419	5,707,730
Exercised	-	-	-
Forfeited	(381,860)	(368,644)	(618,843)
Expired	-	-	-
Outstanding at December 31, 2010	2,900,813	2,684,775	5,088,887
Exercised	-	-	-
Forfeited	-	-	-
Expired	(250,754)	(561,903)	(5,088,887)
Outstanding at December 31, 2011	2,650,059	2,122,872	-

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

(In number of options) Exercise price	Former Lucent plans
	€0.28 to 10.00	€10.01 to 20.00	€20.01 and more
Exercise period
From	12/01/06	12/01/06	12/01/06
To	12/03/06	12/01/06	12/01/06
	05/03/14	12/01/14	01/05/12
Outstanding at December 31, 2008	471,066	520,879	4,630,958
Exercised	(3,526)	-	-
Forfeited	(22,206)	(101,464)	(1,628,781)
Expired	-	-	-
Outstanding at December 31, 2009	45,334	419,415	3,002,177
Exercised	(3,620)	-	-
Forfeited	(199,525)	(82,473)	(1,939,241)
Expired	-	-	-
Outstanding at December 31, 2010	242,189	336,942	1,062,936
Exercised	(20,632)	-	-
Forfeited	(64,846)	(152,386)	-
Expired	-	-	(457,472)
Outstanding at December 31, 2011	156,711	184,556	605,464

d/ Share-based payments

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

During the vesting period, estimated annual forfeiture rates of 5% for share-based payments granted by Alcatel-Lucent since March 2007 are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

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

Assumptions for the main plans are as follows:

—	expected volatility: 33% for the March 2007 plan, 45% for the March 2008 plan, 64% for the March 2009 plan, 45% for the March 2010 plan and 40% for the March 2011 plan;

—	risk-free rate: 4% for the March 2007 plan, 3.90% for the March 2008 Plan, 3.00% for the March 2009, March 2010 plans and March 2011 plans; and

—	distribution rate on future income: 0.8% per year.

Based on these assumptions, the fair values of Alcatel-Lucent options used in the calculation of compensation expense for share-based payments are as follows:

—	March 2007 plan with an exercise price of €9.10: fair value of €3.04;

—	March 2008 plan with an exercise price of €3.80: fair value of €1.50;

—	March 2009 plan with an exercise price of €2.00: fair value of €0.49;

—	March 2009 all employees plan with an exercise price of €2.00: fair value of €0.46;

—	March 2010 plan with an exercise price of €2.40: fair value of €0.95;

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

—	March 2011 plan with an exercise price of €3.70: fair value of €1.40; and

—	Other plans have fair values between €0.41 and €3.42 and a weighted average fair value of €1.25.

Impact on income (loss) from operating activities of share-based payments resulting from stock options, stock purchase plans and restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	2011	2010	2009
Compensation expense for share-based payments	35	39	59
Presented in the income statement:
— cost of sales	7	10	14
— administrative and selling expenses	20	18	27
— research and development costs	8	11	17
— restructuring costs		-	1
Of which equity settled	29	38	58
Of which cash settled (1)	6	1	1

(1)	Includes phantom share grants and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

Characteristics of subscription stock option plans or stock purchase plans recognized in compliance with IFRS 2.

Vesting conditions for options granted before May 2010 except for the March 2009 all employees plan granted after May 2008 to Management Committee members:

The following rules are applicable to all plans granted before May 2010 except for the March 2009 all employees plan and for options granted after May 2008 to Management Committee members:

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

Vesting conditions for options granted after May 2008 and before December 2010 to Management Committee members:

The following rules are applicable to all plans granted after May 2008 and before December 2010 by Alcatel-Lucent to Management Committee members:

—

vesting is gradual: for employees with a French employment contract, options vest in successive portions over 4 years, for which 50% of the options are vested if the employee remains employed after 2 years, 25% after 3 years and 25% after 4 years. For other employees, options vest linearly over 4 years (25% per year); and

—

exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date; and

—

in compliance with the commitment made by our Board of Directors at the Annual Shareholders’ Meeting held on May 30, 2008, 50% of options granted after this date to Management Committee members are also subject to an additional exercisability condition linked to the performance of Alcatel-Lucent shares. The share price of Alcatel-Lucent shares will be measured yearly in relation to a representative sample of 14 peer group companies that are solution and service providers in the telecommunications equipment sector (this figure may be revised in line with market changes). The number of vested stock options that will be exercisable will be measured annually in proportion to our stock price’s performance as compared to our peer group. This annual measurement will occur over a four-year period, beginning from the grant date. At the Board meeting closest to the end of each twelve month period, our Board, after consultation with the Compensation Committee, will determine whether or not the stock performance target has been met for the prior year, based on an annual study conducted by a third party consulting firm.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

Vesting conditions for options granted after January 2011 to Management Committee members:

The following rules are applicable to all plans granted after January 2011 by Alcatel-Lucent to Management Committee members:

—

vesting is gradual: for employees with a French employment contract, options vest in successive portions over 4 years, for which 50% of the options are vested if the employee remains employed after 2 years, 25% after 3 years and 25% after 4 years. For other employees, options vest linearly over 4 years (25% per year); and

—

exercise period depends on country: in some countries, stock options can be exercised as soon as they vest; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date; and

—

in compliance with the commitment made by our Board of Directors at the Annual Shareholders’ Meeting held on May 30, 2008, 50% of options granted after this date to Management Committee members are also subject to an additional exercisability condition. Starting January 2011, this condition is linked to a financial criterion based on the “Free Cash Flow”. At the end of each period, depending on the performance level achieved, a coefficient of 100%, 75%, 50% or 0% is used to calculate the number of rights vested for each period.

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

Vesting conditions for options granted after June 2010

The following rules are applicable to all plans granted after June 2010 by Alcatel-Lucent except for options granted to Management Committee members:

—

vesting is gradual: for employees with a French employment contract, options vest in successive portions over 4 years, for which 50% of the options are vested if the employee remains employed after 2 years, 25% after 3 years and 25% after 4 years. For other employees, options vest linearly over 4 years (25% per year); and

—

exercise period depends on country: in some countries, stock options can be exercised as soon as they are vested; in other countries, stock options cannot be exercised during a four-year vesting period. Whatever the beginning of the exercise period is, stock options terminate 8 years after the grant date.

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

Number of options granted and changes in number of options

In the case of a business combination, outstanding stock options at the acquisition date of a company acquired by Alcatel-Lucent are usually converted into options to purchase Alcatel-Lucent shares using the same exchange ratio as for the acquired shares of the target company. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in equity (included in additional paid-in capital).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

Stock option plans covered by IFRS 2 (excluding all Lucent plans) and the change in number of stock options generating compensation expense are:

(In number of options) Exercise price	2007 Plans		2008 Plans
	€9.10	€6.30 to 10.0	€3.80	€2.00 to 4.40
Exercise period
From	03/28/08 03/28/11	03/01/08 11/15/11	03/25/09 03/25/12	04/04/09 12/31/12
To	03/27/15 03/27/15	02/28/15 11/14/15	03/24/16 03/24/16	04/03/16 12/30/16
Outstanding at December 31, 2008	34,907,038	681,164	45,439,401	3,326,100
Granted
Exercised	-	-	-	-
Forfeited	(2,309,056)	(34,358)	(2,228,953)	(350,634)
Expired	-	-	-	-
Outstanding at December 31, 2009	32,597,982	646,806	43,210,448	2,975,466
Granted	-	-	-	-
Exercised	-	-	-	(11,091)
Forfeited	(4,425,899)	(122,424)	(4,032,916)	(60,142)
Expired	-	-	-	-
Outstanding at December 31, 2010	28,172,083	524,382	39,177,532	2,904,233
Granted	-	-	-	-
Exercised	-	-	(1,355,248)	(232,476)
Forfeited	(2,524,534)	(53,749)	(1,891,541)	(38,751)
Expired	-	-	-	-
Outstanding at December 31, 2011	25,647,549	470,633	35,930,743	2,633,006
Of which could be exercised	25,647,549	470,633	34,043,587	864,459
Average share price at exercise during the period	-	-	€4.20	€3.40

(In number of options) Exercise price	2009 Plans			2010 Plans
	€2.00	€2.00	€2.00 to €2.90	€2.40	€2.20 to €2.30
Exercise period
From	03/18/10 03/18/13	03/18/10 03/18/13	07/01/10 12/01/13	03/17/11 03/17/14	07/01/11 12/09/14
To	03/17/17 03/17/17	03/17/17 03/17/17	06/30/17 11/30/17	03/16/18 03/16/18	06/30/18 12/08/18
Outstanding at December 31, 2008	-	-	-	-	-
Granted	30,656,400	21,731,110	834,400	-	-
Exercised	(2,000)	-	-	-	-
Forfeited	(1,971,000)	-	-	-	-
Expired	-	-	-	-	-
Outstanding at December 31, 2009	28,683,400	21,731,110	834,400	-	-
Granted	-	-	-	18,734,266	1,697,500
Exercised	(50,230)	(154,393)	(3,873)	-	-
Forfeited	(1,638,782)	(1,277,810)	(64,902)	(559,284)	(9,000)
Expired	-	-	-	-	-
Outstanding at December 31, 2010	26,994,388	20,298,907	765,625	18,174,982	1,688,500
Granted	-	-	-	-	-
Exercised	(2,407,670)	(1,715,531)	(28,163)	(368,397)	(2,500)
Forfeited	(405,789)	(570,108)	(21,847)	(476,167)	(91,001)
Expired	-	-	-	-	-
Outstanding at December 31, 2011	24,180,929	18,013,268	715,615	17,330,418	1,594,999
Of which could be exercised	24,180,929	11,295,613	411,050	7,075,131	264,209
Average share price at exercise during the period	€3.96	€3.81	€3.96	€4.03	€4.08

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

(In number of options) Exercise price	2011 Plans
	€3.70	€2.00 to €4.20	Total 2007 to 2011 plans
Exercise period
From	03/16/12 03/16/15	03/01/12 12/01/15
To	03/15/19 03/15/19	02/28/19 11/30/19
Outstanding at December 31, 2008	-	-	84,353,703
Granted	-	-	53,221,910
Exercised	-	-	(2,000)
Forfeited	-	-	(6,894,001)
Expired	-	-	-
Outstanding at December 31, 2009	-	-	130,679,612
Granted	-	-	20,431,766
Exercised	-	-	(219,587)
Forfeited	-	-	(12,191,159)
Expired	-	-	-
Outstanding at December 31, 2010	-	-	138,700,632
Granted	11,251,125	1,336,218	12,587,343
Exercised	-	-	(6,109,985)
Forfeited	(304,463)	(24,000)	(6,401,950)
Expired	-	-	-
Outstanding at December 31, 2011	10,946,662	1,312,218	138,776,040
Of which could be exercised	224,962	30,000	104,508,122
Average share price at exercise during the period	-	-	€3.95

Performance shares

Fair value of Performance shares granted by Alcatel-Lucent

The fair value of performance shares with service conditions only is measured at granting date as being the Alcatel-Lucent share price discounted by the assumed distribution rate on future income, set at 0.8% per year. The fair value of other performance shares is measured at granting date using some stochastic models.

Based on this assumption, the fair values of Alcatel-Lucent performance shares used in the calculation of compensation expense for share-based payments are as follows:

—	September 17, 2008 plan: fair value of €3.05;

—	October 29, 2008 plan: fair value of €1.63;

—	March 18, 2009 plan: fair value of €1.19;

—	March 17, 2010 plan: fair value of €2.40; and

—	March 16, 2011 plan: fair value of €3.05.

Vesting conditions for Performance Shares granted in 2008, 2009 and 2010

The following rules are applicable to all performance share plans granted by Alcatel-Lucent in 2008, 2009 and 2010:

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

Vesting conditions for Performance Shares granted in 2011

The following rules are applicable to all performance share plans granted by Alcatel-Lucent in 2011:

—

service condition: For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office in France, his/her performance shares will vest at the end of a two-year vesting period. Such performance shares will be available following the expiration of a two-year holding period. For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office outside of France, the vesting period is four years, with no additional holding period; and

—

performance condition: It is based on the Alcatel-Lucent share price performance measured over two years against a representative sample of 12 other solution and service providers in the telecommunications equipment sector. The sample was chosen to obtain Alcatel-Lucent’s ranking among the following issuers: F5 Networks, Ciena, Juniper, ZTE, Tellabs, Arris, Cisco, ADTRAN, Comverse, Nokia, Ericsson and Motorola Solutions Inc. This sample of providers may be revised as the companies included evolve (due to mergers, bankruptcies, etc). The reference share price is calculated on the basis of the opening price for Alcatel-Lucent shares on the Euronext Paris market for the 20 trading days preceding the end of each one-year period. The changes in the share price of Alcatel-Lucent and the other issuers in the sample are measured at the end of the two reference periods of one year, which each counts for 50% of the rights granted. Depending on Alcatel-Lucent’s share price performance, a different coefficient is used to calculate the number of rights acquired during each period. The coefficient may be 100%, 70%, 50%, 20% and 0%, the latter corresponding to the case where Alcatel-Lucent is last in this ranking. The coefficient used for the second period applies to the balance of rights that are not acquired during the first period. For the purposes of determining the final number of vested performance shares at the expiration of the vesting period, with respect to the employees in Group companies having their registered office outside France, the performance of the Company’s share price and of the other issuers, who form part of the representative selection, will be calculated once again on the fourth anniversary date of the Grant Date. All issuers’ reference share prices at the Grant date will be compared to the average of all issuers’ reference share prices determined at each anniversary date of the Grant date during the 4-year vesting period, in order to establish a ranking of the Company and the other issuers in accordance with the performance of their share price for the whole four-year period. If the Company is not ranked in last position, the total number of performance shares as determined at the end of the second period will finally vest at the end of the vesting period.

Conditions of settlement:

All performance shares granted by Alcatel-Lucent are exclusively settled in shares.

Number of performance shares granted and changes in number of performance shares

Performance shares covered by IFRS 2 and the change in number of performance shares generating compensation expense are:

(In number of performance shares) Grant date	09/17/2008	10/29/2008	03/18/2009	03/17/2010	03/16/2011
Outstanding at December 31, 2008	100,000	250,000	-	-	-
Granted	-	-	6,982,956	-	-
Acquired	-	-	-	-	-
Forfeited	-	-	-	-	-
Outstanding at December 31, 2009	100,000	250,000	6,982,956	-	-
Granted	-	-	-	7,314,502	-
Acquired	(100,000)	-	(375)	-	-
Forfeited	-	-	(491,899)	(245,781)	-
Outstanding at December 31, 2010	-	250,000	6,490,682	7,068,721	-
Granted	-	-	-	-	10,139,786
Acquired	-	(250,000)	(514,001)	(1,078)	-
Forfeited	-	-	(673,518)	(193,665)	(355,576)
Outstanding at December 31, 2011	-	-	5,303,163	6,873,978	9,784,210

e/ Treasury stock

Alcatel-Lucent established a buy-back program for the ordinary shares, which was renewed at the shareholders’ annual general meeting held on June 1, 2010, for the purpose of allocating those shares to employees of the Group under the terms provided by law, of honouring obligations arising from the issuance of securities conferring a right to the capital of the company or for use in an exchange or as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and the authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2011 (no shares were purchased in 2010 or 2009).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

The carrying value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was €1,567 million at December 31, 2011 (€1,566 million at December 31, 2010 and €1,567 million at December 31, 2009). They are deducted at cost from retained earnings.

f/ Non-controlling interests

(In millions of euros)
Balance at December 31, 2008	591
Other changes (1)	(42)
Non-controlling interests in 2009 income	20
Balance at December 31, 2009	569
Other changes (1)	49
Non-controlling interests in 2010 income	42
Balance at December 31, 2010	660
Other changes (1)	38
Non-controlling interests in 2011 income	49
Balance at December 31, 2011	747

(1)	This amount primarily relates to net gains (losses) recognized directly in equity attributable to non-controlling interests.

NOTE 25    COMPOUND FINANCIAL INSTRUMENTS

Compound financial instruments (convertible bonds)

(In millions of euros)	Oceane 2015			Oceane 2011
	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2011	December 31, 2010	December 31, 2009
Statement of financial position
Equity component	139	177	211	-	-	23
Equity	139	177	211	-	-	23
Convertible bonds - due after one year	861	823	789	-	-	815
Convertible bonds - due within one year and interest paid and payable	26	25	16	-	857	39
Financial debt	887	848	805	-	857	854
Income statement
Finance costs relating to gross debt	(88)	(84)	(25)	-	(42)	(53)

(In millions of euros)	7.75% Lucent			2.875% Series A, Lucent			2.875% Series B, Lucent
	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2011	December 31, 2010	December 31, 2009
Statement of financial position
Equity component	76	84	87	24	25	7	259	263	254
Equity	76	84	87	24	25	7	259	263	254
Convertible bonds - due after one year	660	630	578	51	48	-	444	420	381
Convertible bonds - due within one year and interest paid and payable	3	2	2	-	-	362	1	1	1
Financial debt	663	632	580	51	48	362	445	421	382
Income statement
Finance costs relating to gross debt	(60)	(62)	(58)	(3)	(13)	(31)	(28)	(29)	(27)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

a/ OCEANE (Obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) issued by Alcatel before the business combination

On June 12, 2003, historical Alcatel issued 63,192,019 bonds having a nominal value of €16.18 each, convertible into new or existing ordinary shares (OCEANE) for a total value of €1,022 million. These bonds matured on January 1, 2011 and bore interest at a rate of 4.75% per annum.

These bonds had a buy-back option that Alcatel-Lucent could exercise in the period from June 12, 2008 to December 31, 2010.

The OCEANE bonds were considered a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option did not require any separate accounting, as the repurchase price was at nominal value and the buy-back option was a derivative closely linked to the debt issuance. The buy-back option was therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €861 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in equity was valued at €161 million at the date of issuance.

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

The OCEANE bonds are considered as a compound financial instrument containing an equity component and a debt component. Early application of the buy-back option does not require any separate accounting, as the repurchase price is at nominal value and the buy-back option is a derivative closely linked to the debt issuance. The buy-back option is therefore included in the debt component of this compound financial instrument. At the time of issuance, the debt component was valued at €800 million, which corresponded to the present value of a similar bond issue but without any equity component. The equity component included in equity was valued at €200 million at the date of issuance.

The costs to be allocated to the debt component were valued at €21 million. Thus the carrying value of the debt component at the date of issuance was €779 million. The difference between the nominal value and the carrying value of the debt component at the date of issuance, equal to €221 million, is amortized within finance costs over the life of the debt.

The effective rate of interest of the debt component is 10.45% including debt issuance costs.

At December 31, 2011, the fair value of the debt component of the OCEANE bonds was €690 million (see Note 27h) and the market value of the OCEANE bonds was €753 million (€900 million and €1,053 million respectively as of December 31, 2010, €829 million and €1,108 million as of December 31, 2009).

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

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

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at December 31, 2011	U.S.$ 94,969,668	U.S.$ 880,500,000
Conversion ratio	59.7015	65.1465
Conversion price	U.S.$ 16.75	U.S.$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

In June 2009, we re-assessed the reliability of the future estimated cash flows from Lucent’s 2.875 % Series A convertible debentures. Based upon the remaining period until the next optional redemption date (i.e. June 15, 2010), the current and recent share price and other market data, we considered as a reliable estimate that bondholders would redeem the bonds on the optional redemption date. Therefore, the estimated future cash flows associated with this convertible debenture were changed and the accounting presentation was amended in accordance with IAS 39 requirements. The outstanding nominal value of the Series A convertible debentures was US$ 455 million just before June 15, 2010. By this date, a nominal value of US$ 360 million of Series A debentures had been presented for reimbursement. The US$ 360 million plus accrued interest was paid in cash to the bondholders. At June 30, 2010 and for the remaining US$ 95 million of bonds outstanding, we did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining debentures. This is because the next optional redemption date of June 15, 2015 is too far in the future and too many uncertainties exist concerning Alcatel-Lucent’s share price and other market data to envisage the redemption of these debentures as of June 15, 2015. Thus, and as prescribed by IAS 39, we applied the initial accounting treatment and adjusted the carrying amount of the outstanding Series A convertible debentures, using the contractual cash flows up to the contractual maturity date of the debentures, that is June 15, 2023. A profit of US$ 32 million (€24 million-see Note 8) was recognized in “Other financial income (loss)” in the second quarter of 2010, resulting in a corresponding decrease in the carrying value of the Series A convertible debentures.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

The effective rate of interest of the debt component is 6.79% for Series A and 6.83% for Series B.

At December 31, 2011, the fair value of the debt component of the remaining convertible bonds (see Note 27h) was €53 million for Series A and €563 million for Series B (€71 million and €578 million respectively as of December 31, 2010 and €350 million and €450 million respectively as of December 31, 2009) and the market value of the remaining convertible bonds was €53 million for Series A and €594 million for Series B (€71 million and €621 million respectively as of December 31, 2010 and €350 million and €524 million respectively as of December 31, 2009).

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

Alcatel-Lucent USA Inc. may redeem the debentures, in whole or in part, for cash at premiums equal to 100.78 % at the end of 2011 (101.55% at the end of 2010) and which will equal 100.00% on March 20, 2012 and thereafter. To the extent Alcatel-Lucent USA Inc. redeems debentures, the Trust is required to redeem a corresponding amount of trust preferred securities. Alcatel-Lucent USA Inc. has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Alcatel-Lucent Inc. makes payments on the debentures to the Trust.

The ability of the Trust to pay dividends depends on the receipt of interest payments on the debentures. Alcatel-Lucent USA Inc. has the right to defer payments of interest on the debentures for up to 20 consecutive quarters. If payment of interest on the debentures is deferred, the Trust will defer the quarterly distributions on the trust preferred securities for a corresponding period. Deferred interest accrues at an annual rate of 9.25%. At the option of the holder, each trust preferred security is convertible into Alcatel-Lucent ADSs, subject to an additional adjustment under certain circumstances. The following table summarizes the terms of this security.

Conversion ratio	40.3306
Conversion price	U.S.$24.80
Redemption period at Alcatel-Lucent USA Inc.’s option	After March 19, 2007
Maturity date	March 15, 2017

The effective rate of interest of the debt component is 9.81%.

At December 31, 2011, the fair value of the debt component of the remaining convertible bonds (see Note 27h) was €439 million and the market value of the remaining convertible bonds was €441 million (€615 million and €617 million respectively as of December 31, 2010 and €490 million and €502 million respectively as of December 31, 2009).

NOTE 26    PENSIONS, RETIREMENT INDEMNITIES AND OTHER POST-RETIREMENT BENEFITS

In accordance with the laws and customs of each country, the Group provides to its employees pension plans, certain medical insurance and reimbursement of medical expenses. In France, Group employees benefit from a retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.

In addition to state pension plans, the plans can be defined contribution plans or defined benefit plans. In the latter case, such plans are wholly or partially funded by assets solely to support these plans (equity securities, bonds, insurance contracts or other types of dedicated investments).

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Other defined contribution plans

The benefits paid out depend solely on the amount of contributions paid into the plan and the investment returns arising from the contributions. The Group’s obligation is limited to the amount of contributions that are expensed.

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were €119 million for 2011 (€113 million for 2010 and €84 million for 2009).

Defined benefit plans

These plans have differing characteristics:

—	life annuity: the retirees benefit from receiving a pension during their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States;

—	lump-sum payment on the employee’s retirement or departure. These plans are to be found primarily in France, Belgium and Italy; and

—	post-employment medical care during retirement. In the United States, Alcatel-Lucent reimburses medical expenses of certain retired employees and provides group life benefits to retired employees.

Pensions and retirement obligations are determined in accordance with the accounting policies presented in Note 1j.

For former Lucent activities, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, a majority of which are located in the U.S., as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from the traditional program to the cash balance program. Additionally, employees covered by the cash balance program are not eligible to receive company-paid post-retirement health and Group life coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive post-retirement Group life and health care benefits. Starting January 1, 2008, no new entrants were allowed into the defined benefit plan for management retirees. On October 21, 2009, Alcatel-Lucent USA Inc. froze the US defined benefit management pension plan and the US supplemental pension plan effective January 1, 2010. For plan participants who continue to work for the Group, no additional benefits will accrue based on additional year of service in these plans after December 31, 2009.

a/ Actuarial assumptions

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2011, 2010 and 2009 are as follows (the rates indicated are weighted average rates):

	2011	2010	2009
Discount rate	3.88%	4.88%	5.41%
Future salary increases	3.49%	3.48%	3.52%
Expected long-term return on assets	6.42%	6.57%	6.69%
Post-retirement cost trend rate	8.00% to 5.40%	7.70% to 5.90%	6.40% to 5.90%

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

The above rates are broken down by geographical segment as follows for 2011, 2010 and 2009:

	Discount rate	Future salary increases	Estimated long- term return on assets
2009
France	5.00%	3.50%	5.40%
Belgium	5.00%	3.50%	4.00%
United Kingdom	5.75%	4.95%	5.93%
Germany	5.00%	3.00%	3.00%
Rest of Europe	4.45%	2.87%	4.19%
United States of America	5.48%	3.73%	6.96%
Other	5.24%	4.46%	3.96%
2010
France	4.75%	3.50%	5.45%
Belgium	4.75%	3.00%	4.00%
United Kingdom	5.50%	4.95%	5.54%
Germany	4.75%	3.00%	3.00%
Rest of Europe	3.90%	2.77%	3.88%
United States of America	4.92%	3.76%	6.85%
Other	4.67%	3.71%	4.03%
2011
France	3.75%	3.37%	5.45%
Belgium	3.75%	3.00%	4.20%
United Kingdom	4.50%	4.84%	5.15%
Germany	3.75%	3.00%	4.00%
Rest of Europe	3.32%	2.73%	3.39%
United States of America	3.89%	3.77%	6.73%
Other	4.65%	3.84%	3.53%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations - AA or AAA) in each country having maturity dates equivalent to those of the plans.

For the euro Zone and United Kingdom, the discount rates used are the Bloomberg Corporate AA yields and for the U.S. the “original” CitiGroup pension discount yield curve was used. These references comply with IAS 19 requirements and have been retained consistently by us for years.

The returns on plan assets are determined plan by plan and depend upon the asset allocation of the investment portfolio and the expected future performance.

b/ Components of net periodic cost of post-employment benefit

(In millions of euros)	2011	2010	2009
Service cost	(65)	(63)	(126)
Interest cost	(1,261)	(1,418)	(1,510)
Expected return on plan assets	1,678	1,757	1,615
Amortization of prior service cost	2	-	(3)
Effect of curtailments and settlements	8	13	(79)
Management pension and Non-represented healthcare plan amendment	67	30	253
Net periodic benefit (cost)	429	319	150
Of which:
— Recognized in Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(63)	(63)	(129)
— Recognized in restructuring costs	8	13	(79)
— Management pension and non-represented healthcare plan amendment	67	30	253
— Recognized in other financial income (loss)	417	339	105
— Recognized in discontinued operations	(0)	(0)	(0)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

c/ Change in the obligation recorded in the statement of financial position

(In millions of euros)	2011	2010	2009
Change in benefit obligation
Benefit obligation at January 1	(28,054)	(25,910)	(25,498)
Service cost	(65)	(63)	(126)
Interest cost	(1,261)	(1,418)	(1,510)
Plan participants’ contributions	(146)	(140)	(131)
Amendments	70	18	253
Business combinations	(2)	(1)	(9)
Disposals	12	6	-
Curtailments	2	15	(13)
Settlements	179	5	7
Special termination benefits	-	(2)	(65)
Actuarial gains and (losses)	(2,965)	(1,277)	(1,990)
Benefits paid	2,364	2,581	2,456
Medicare Part D Subsidy	(22)	(28)	(16)
Foreign currency translation and other	(954)	(1,840)	732
Benefit obligation at December 31	(30,843)	(28,054)	(25,910)
Benefit obligation excluding effect of future salary increases	(30,555)	(27,760)	(25,639)
Effect of future salary increases	(288)	(294)	(271)
Benefit obligation	(30,843)	(28,054)	(25,910)
Pertaining to retirement plans	(27,334)	(24,719)	(22,846)
Pertaining to post-employment medical care plans	(3,509)	(3,335)	(3,064)
Change in plan assets
Fair value of plan assets at January 1	27,538	24,925	25,069
Expected return on plan assets	1,678	1,757	1,615
Actuarial gains and (losses)	1,105	1,244	1,033
Employers’ contributions	168	188	171
Plan participants’ contributions	146	140	131
Amendments	-	-	-
Business combinations	2	1	27
Disposals	(8)	-	-
Curtailments	-	-	-
Settlements	(173)	-	(4)
Benefits paid/Special termination benefits	(2,323)	(2,520)	(2,388)
Foreign currency translation and other	880	1,803	(729)
Fair value of plan assets at December 31	29,013	27,538	24,925
Present value of defined benefit obligations that are wholly or partly funded	(29,206)	(26,490)	(24,379)
Fair value of plan assets	29,013	27,538	24,925
Funded (unfunded) status of defined benefit obligations that are wholly or partly funded	(193)	1,048	546
Present value of defined benefit obligations that are wholly unfunded	(1,637)	(1,564)	(1,531)
Unfunded status	(1,830)	(516)	(985)
Unrecognized prior service cost	10	11
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,121)	(1,839)	(1,658)
Net amount recognized	(2,941)	(2,344)	(2,643)
Of which:
• prepaid pension costs	2,765	2,746	2,400
• pensions, retirement indemnities and other post-retirement benefit obligations	(5,706)	(5,090)	(5,043)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Change in pension and post-retirement net asset (liability) recognized

	December 31, 2011			December 31, 2010				December 31, 2009
(In millions of euros)	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits		Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	454	(2,798)	(2,344)	(139)	(2,504)		(2,643)	70	(2,579)	(2,509)
Operational charge	(60)	(3)	(63)	(60)	(3)		(63)	(125)	(4)	(129)
Financial income (1)	530	(113)	417	473	(134)		339	261	(156)	105
Curtailment (2)	8	-	8	13	-		13	(74)	(5)	(79)
Management pension and non-represented healthcare plan amendment (3)	67	-	67	-	30		30	216	37	253
Discontinued operations (Genesys business)	(0)	-	(0)	(0)	-		(0)	(0)	-	(0)
Total recognized in profits (losses)	545	(116)	429	426	(107)		319	278	(128)	150
Actuarial gains and (losses) for the period	(1,623)	(237)	(1,860)	218	(251)	(5)	(33)	(784)	(173)	(957)
Asset ceiling limitation and IFRIC14 effect	727	-	727	(57)	-		(57)	375	-	375
Total recognized in Statement of comprehensive income (4)	(896)	(237)	(1,133)	161	(251)		(90)	(409)	(173)	(582)
Contributions and benefits paid	179	7	186	201	25		226	179	47	226
420 transfer	(252)	252	-	(234)	234		-	(246)	246	-
Change in consolidated companies	3	-	3	5	-		5	-	-	-
Other (reclassifications and exchange rate changes)	17	(99)	(82)	34	(195)		(161)	(11)	83	72
Net asset (liability) recognized at the end of the period	50	(2,991)	(2,941)	454	(2,798)		(2,344)	(139)	(2,504)	(2,643)
Of which:
• Prepaid pension costs	2,765	-	2,765	2,746	-		2,746	2,400	-	2,400
• Pension, retirement indemnities and post-retirement benefits liability	(2,715)	(2,991)	(5,706)	(2,292)	(2,798)		(5,090)	(2,539)	(2,504)	(5,043)

(1)	This income is mainly due to the expected return on plan assets (refer to Note 8).
(2)	Accounted for in restructuring costs.
(3)	Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.
(4)	The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued activities, which are excluded in the above schedule.
(5)	For 2010, includes a €6 million actuarial loss related to a change in the Private Fee For Service cost assumption due to the 2010 US Healthcare reform.

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for overfunded plans cannot be used for underfunded plans. The underfunded status, which amounted to €1,830 million at December 31, 2011 (underfunded status amounted €516 million at December 31, 2010 and underfunded status amounted to €985 million at December 31, 2009) relates primarily to U.S. post-retirement benefits (see below) and to plans in France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See Note 26g below for information on U.S. plans.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

				Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
(In millions of euros)	Benefit obligation	Plan assets	Funded (unfunded) status	Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets
2007	(25,425)	28,231	2,806	(166)	0.65%	1,072	3.80%
2008	(25,498)	25,069	(429)	290	1.14%	(4,119)	16.43%
2009	(25,910)	24,925	(985)	(142)	0.55%	1,033	4.14%
2010	(28,054)	27,538	(516)	(51)	0.18%	1,244	4.52%
2011	(30,843)	29,013	(1,830)	124	0.40%	1,105	3.81%

In respect of the medical care plans, a change of one percentage point in the assumed medical costs has the following impact:

(In millions of euros)	Increase of 1%	Decrease of 1%
Impact on the current service cost and interest costs	(4)	4
Impact on the benefit obligation	(110)	99

The plan assets of retirement plans are invested as follows:

(In millions of euros and percentage)	Bonds	Equity securities	Private equity and other	Real estate	Total
2009	16,391	3,828	3,045	1,661	24,925
	66%	15%	12%	7%	100%
2010	17,878	4,540	3,257	1,863	27,538
	65%	16%	12%	7%	100%
2011	20,291	2,979	3,701	2,042	29,013
	70%	10%	13%	7%	100%

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

The expected contributions and benefits paid directly by the Group to retirees for 2012 are €196 million for the pension and other post-retirement benefit plans.

Expected benefit payments made to beneficiaries from defined benefit plans through 2021 are as follows:

(In millions of euros) Total	Expected benefit payments
2012	2,303
2013	2,281
2014	2,219
2015	2,174
2016	2,123
2017 - 2021	9,816

d/ Cumulative amounts for actuarial differences (before taxes) booked against the Consolidated Statements of Comprehensive Income

(In millions of euros)	2011	2010	2009
Balance at January 1	(1,771)	(1,738)	(781)
Net actuarial (losses)/gains during the period (excluding asset ceiling)	(1,860)	(33)	(957)
Balance at December 31	(3,631)	(1,771)	(1,738)
Net actuarial (losses)/gains on asset ceiling during the period	727	(57)	375
Total net actuarial (losses)/gains during the period	(1,133)	(90)	(582)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

e/ Funded status

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Benefit obligation	(30,843)	(28,054)	(25,910)
Fair value of plan assets	29,013	27,538	24,925
Funded (unfunded) status	(1,830)	(516)	(985)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,111)	(1,828)	(1,658)
Net amount recognized	(2,941)	(2,344)	(2,643)

f/ U.S. pension and healthcare plan amendments

2011 U.S. management pension plan amendment

Starting April 1, 2011, about 3,000 current active employees of the Management Pension Plan can opt to receive a lump sum when they retire. One of our actuarial assumptions is that, on average, future lump-sum amounts will be determined using a 6% conversion discount rate. Because the current IAS 19 discount rate is lower, that difference results in a one-time credit of €67 million for the year ended December 31, 2011. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

2010 U.S. management healthcare plan amendment

The Patient Protection and Affordable Care Act (PPACA) of 2010 reduced funding for Medicare Advantage plans and eliminated the Medicare Advantage Private-Fee-For-Service arrangement (PFFS) effective January 1, 2011. As a result, our PFFS plan will be transitioned to another Medicare Advantage plan called the National Preferred Provider Organization (PPO). The impact of the reduced funding was reflected in the first quarter of 2010. Alcatel-Lucent USA Inc. amended its Medicare Advantage National PPO plan in the third quarter of 2010 with an effective date of January 1, 2011 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependents, which reduced the benefit obligation by €30 million for the year ended December 31, 2010. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

2009 U.S. management pension plan amendment

On October 21, 2009, Alcatel-Lucent USA Inc. froze the US defined benefit management pension plan and the US Supplemental pension plan effective January 1, 2010. No additional benefits will accrue in these plans after December 31, 2009 for their 11,500 active U.S. – based participants who are not union-represented employees. As a result, a credit of €216 million before tax was booked during the fourth quarter of 2009 in the “Post-retirement benefit plan amendments” line item of the income statement. Also effective on January 1, 2010, the company changed its defined contribution 401(k) savings plan to provide for the company to make the same level of matching contributions for all of its 15,000 U.S. – based employees who are not union-represented employees, which increased the company’s annual cash contributions by U.S.$23 million in 2010.

This amendment had no impact on deferred tax.

2009 U.S. management healthcare plan amendment

Effective January 1, 2009, post-retirement medical benefits for Medicare eligible Management participants are provided through a fully insured Medicare Advantage Private Fee-For-Service (PFFS) Plan. Under this plan, the PFFS plan contracts directly with the Centers for Medicare & Medicaid Services to provide all Medicare Parts A and B benefits for Medicare eligible management retirees. Alcatel-Lucent USA Inc. amended the PFFS in the third quarter of 2009 with an effective date of January 1, 2010 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependants, which reduced the benefit obligation by approximately €37 million in 2009. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

This amendment had no impact on deferred tax.

In 2009, a €5 million additional expense was recognized in the specific line item “Post-retirement benefit plan amendments” concerning the Raetsch case (see Note 34e of the consolidated financial statements filed as part of the Group’s 2010 20-F).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

g/ Alcatel-Lucent’s U.S. pension and post-retirement obligations

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Alcatel-Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2011 and December 31, 2010. In addition, interim measurements were made to the major plans as of March 31, June 30, and September 30, to reflect the funded status of those plans in the financial statements at the end of those periods. These interim measurements impact the pension and post-retirement cost for the immediately succeeding period. All these data are included in the figures presented on a consolidated basis in Notes 26b, c, d and e.

(In millions) 2011	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2011	(28,070)	(21,008)	(4,456)	(3,334)
Service cost	(7)	(5)	(4)	(3)
Interest cost	(1,338)	(961)	(193)	(139)
Plan participants’ contributions	-	-	(194)	(139)
Amendments	94	68	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Special termination benefits	-	-	-	-
Actuarial gains (losses)	(3,283)	(2,358)	(307)	(221)
Benefits paid	2,372	1,704	644	462
Medicare Part D subsidy	-	-	(31)	(22)
Foreign currency translations and other	-	(805)		(113)
Benefit obligation at December 31, 2011	(30,232)	(23,365)	(4,541)	(3,509)
Change in plan assets
Fair value of plan assets at January 1, 2011	31,695	23,721	717	536
Expected return on plan assets	2,109	1,515	35	25
Actuarial gains (losses)	1,583	1,137	(22)	(17)
Employers’ contributions	34	24	70	50
Plan participants’ contributions	-	-	194	139
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Benefits paid/Special termination benefits	(2,372)	(1,704)	(674)	(484)
420 transfer	(351)	(252)	351	252
Other (external transfer and exchange rate changes)	-	830	-	17
Fair value of plan assets at December 31, 2011	32,698	25,271	671	518
Funded status of the plan	2,466	1,906	(3,870)	(2,991)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(1,327)	(1,026)	-	-
Net asset (liability) recognized	1,139	880	(3,870)	(2,991)
Amounts recognized in the consolidated statements of financial position
Prepaid pension costs	2,552	1,972	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,413)	(1,092)	(3,870)	(2,991)
Net asset (liability) recognized	1,139	880	(3,870)	(2,991)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

(In millions) 2010	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2010	(27,907)	(19,372)	(4,414)	(3,064)
Service cost	(6)	(5)	(4)	(3)
Interest cost	(1,445)	(1,090)	(210)	(158)
Plan participants’ contributions	-	-	(174)	(131)
Amendments	-	-	40	30
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	5	4	1	1
Settlements	-	-	-	-
Special termination benefits	(2)	(2)	(1)	(1)
Actuarial gains (losses)	(1,175)	(886)	(346)	(261)
Benefits paid	2,460	1,855	702	530
Medicare Part D subsidy	-	-	(38)	(28)
Foreign currency translations and other	-	(1,512)	(12)	(249)
Benefit obligation at December 31, 2010	(28,070)	(21,008)	(4,456)	(3,334)
Change in plan assets
Fair value of plan assets at January 1, 2010	30,977	21,503	807	560
Expected return on plan assets	2,131	1,608	32	24
Actuarial gains (losses)	1,323	997	13	11
Employers’ contributions	34	26	83	62
Plan participants’ contributions	-	-	174	131
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Benefits paid/Special termination benefits	(2,460)	(1,855)	(702)	(530)
420 transfer	(310)	(234)	310	234
Other (external transfer and exchange rate changes)	-	1,676	-	44
Fair value of plan assets at December 31, 2010	31,695	23,721	717	536
Funded status of the plan	3,625	2,713	(3,739)	(2,798)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(2,187)	(1,637)	-	-
Net asset (liability) recognized	1,438	1,076	(3,739)	(2,798)
Amounts recognized in the consolidated statements of financial position
Prepaid pension costs	2,630	1,968	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,192)	(892)	(3,739)	(2,798)
Net asset (liability) recognized	1,438	1,076	(3,739)	(2,798)

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Additional Information

(in millions) December 31, 2011	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management (1)	(19,613)	(15,158)	18,689	14,444	(924)	(714)
U.S. occupational (1)	(10,155)	(7,849)	14,009	10,827	3,854	2,978
Supplemental	(464)	(358)	-	-	(464)	(358)
Total Pension Benefits	(30,232)	(23,365)	32,698	25,271	2,466	1,906
Post-retirement Benefits
Non-represented health	(374)	(289)	-	-	(374)	(289)
Formerly represented health	(2,459)	(1,900)	292	226	(2,167)	(1,675)
Non-represented group life	(1,060)	(819)	311	239	(749)	(579)
Formerly represented group life	(643)	(497)	68	53	(575)	(444)
Other	(5)	(4)	-	-	(5)	(4)
Total Post-retirement Benefits	(4,541)	(3,509)	671	518	(3,870)	(2,991)

(in millions) December 31, 2010	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management (2)	(17,858)	(13,365)	17,104	12,801	(754)	(564)
U.S. occupational (2)	(9,774)	(7,315)	14,591	10,920	4,817	3,605
Supplemental	(438)	(328)	-	-	(438)	(328)
Total Pension Benefits	(28,070)	(21,008)	31,695	23,721	3,625	2,713
Post-retirement Benefits
Non-represented health	(441)	(330)	-	-	(441)	(330)
Formerly represented health	(2,483)	(1,858)	274	205	(2,209)	(1,653)
Non-represented group life	(899)	(673)	336	251	(563)	(422)
Formerly represented group life	(627)	(470)	107	80	(520)	(390)
Other	(6)	(3)	-	-	(6)	(3)
Total Post-retirement Benefits	(4,456)	(3,334)	717	536	(3,739)	(2,798)

(1)	On December 1, 2011, we transferred about 10,300 beneficiaries from the U.S. occupational pension plans to the U.S. management pension plan. We transferred about U.S.$ 886 million in assets and U.S.$ 560 million in obligations determined in accordance with IFRSs (International Financial Reporting Standards).
(2)	On December 1, 2010, we transferred about 6,300 participants from the U.S. occupational pension plans to the U.S. management pension plan. We transferred about U.S.$ 790 million in assets and U.S.$ 530 million in obligations determined in accordance with IFRSs (International Financial Reporting Standards).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Components of Net Periodic Benefit (Cost)

(In millions) 2011	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(7)	(5)	(4)	(3)
Interest cost on benefit obligation	(1,338)	(961)	(193)	(139)
Expected return on plan assets	2,109	1,515	35	25
Amortization of unrecognized prior service costs	-	-	-	-
Subtotal	764	549	(162)	(117)
Special termination benefits	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	764	549	(162)	(117)
U.S. healthcare plan amendment	94	68	-	-
Pension credit/post-retirement benefit (cost)	858	617	(162)	(117)

(In millions) 2010	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(6)	(5)	(4)	(3)
Interest cost on benefit obligation	(1,445)	(1,090)	(210)	(158)
Expected return on plan assets	2,131	1,608	32	24
Amortization of unrecognized prior service costs	-	-	-	-
Subtotal	680	513	(182)	(137)
Special termination benefits	(2)	(2)	(1)	(1)
Curtailments	5	4	1	1
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	683	515	(182)	(137)
U.S. healthcare plan amendment	-	-	40	30
Pension credit/post-retirement benefit (cost)	683	515	(142)	(107)

Key assumptions

Assumptions used to determine:	December 2011	December 2010
Benefit obligations - discount rate
Pension	3.91%	4.97%
Post-retirement health care and other	3.54%	4.38%
Post-retirement life	4.11%	5.21%
Rate of compensation increase	3.87%	3.85%
Net benefit cost or credit - discount rate
Pension	4.74%	5.13%
Post-retirement health care and other	4.24%	4.51%
Post-retirement life	5.02%	5.36%
Expected return on plan assets
Pension	6.74%	6.89%
Post-retirement health care and other	4.12%	2.64%
Post-retirement life	7.05%	6.23%

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

The weighted average expected rate of return on plan assets that will be used to determine the calendar 2012 net periodic benefit cost is 6.32% for pensions, 3.65% for post-retirement health care benefits and 6.77% for post-retirement life insurance benefits.

	December 31, 2011	December 31, 2010
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	8.00%	7.70%
Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	8.20%	7.80%
Rate that the cost trend rate gradually declines to	5.40%	5.90%
Year that the rate reaches the rate it is assumed to remain at	2021	2020

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point
(In millions)	Increase	Decrease
Effect on total of service and interest cost components	(6)	5
Effect on post-retirement benefit obligation	(142)	128

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the corresponding value in the CitiGroup Curve, and for those years not presented in the CitiGroup Curve, we use the value of the last year presented for benefit payments expected to occur beyond the final year of the Curve. Then a single discount rate is selected that results in the same interest cost for the next period as the application of the individual rates would have produced. Rates are developed distinctly for each major plan; some very small plans are grouped for this process. The average durations of Alcatel-Lucent’s major pension obligations and post-retirement health care obligations were 10.03 years and 6.77 years, respectively, as of December 31, 2011 (9.78 years and 6.41 years, respectively, as of December 31, 2010 and 9.59 years and 6.07 years, respectively, as of December 31, 2009).

Alcatel-Lucent considered several factors in developing its expected rate of return on plan assets, including its historical returns and input from its external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Alcatel-Lucent’s long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from its external advisors of 6.63% for its management plan and 5.70% for its occupational plans as of December 31, 2011 (7.44% for its management plan and 6.03 % for its occupational plans as of December 31, 2010). Its actual 10-year annual rate of return on pension plan assets was 8.41% for the 10-year-period ended December 31, 2011 (6.22% for the 10-year-period ended December 31, 2010 and 5.64% for the 10-year-period ended December 31, 2009).

Before December 31, 2011, the mortality assumptions for Alcatel-Lucent’s U.S. plans were based on actual recent experience of the participants in our management pension plan and our occupational pension plans. For the 2009 year-end valuation, we updated the mortality assumptions, again based on the actual experience of the two plans. This update had a U.S.$ 464 million negative effect on the benefit obligation of the Management Pension Plan and a U.S.$ 100 million negative effect on the benefit obligation of the U.S. Occupational pension plans. This effect was recognized in the 2009 Statement of Comprehensive Income.

As of December 31, 2011, the mortality assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$ 128 million positive effect on the benefit obligation of the Management Pension Plan and a U.S.$ 563 million negative effect on the benefit obligation of the U.S. Occupational pension plans. This effect was recognized in the 2011 Statement of Comprehensive Income.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

	Pension target allocation range	Percentage of pension plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets
December 31, 2009
Asset category
Equity securities	12% - 19%	15%	28%	28%
Fixed income securities	59% - 80%	68%	40%	40%
Real estate	4% - 8%	6%	-	-
Private equity and other	6% - 12%	11%	-	-
Cash	-	-	32%	32%
Total		100%		100%
December 31, 2010
Asset category
Equity securities	12% - 19%	16%	30%	31%
Fixed income securities	58% - 79%	67%	43%	42%
Real estate	4% - 8%	6%	-	-
Private equity and other	7% - 13%	11%	-	-
Cash	-	-	27%	27%
Total		100%		100%
December 31, 2011
Asset category
Equity securities	7% - 13%	9%	28%	28%
Fixed income securities	63% - 86%	74%	41%	41%
Real estate	4% - 8%	6%	-	-
Private equity and other	6% - 13%	11%	-	-
Cash	-	-	31%	31%
Total		100%		100%

The majority of Alcatel-Lucent’s U.S. pension plan assets are held in a master pension trust. Alcatel-Lucent’s U.S. post-retirement plan assets are held in two separate trusts in addition to the amount set aside in the master pension trust for retiree healthcare. Plan assets are managed by independent investment advisors with the objective of maximizing surplus returns with a prudent level of surplus risk. Alcatel-Lucent periodically completes asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The Board of Directors formally approves the target allocation ranges every two to three years upon completion of a study by the external advisors and internal investment management. The overall pension plan asset portfolio reflects a balance of investments split about 26.0/74.0 between equity (which includes alternative investments for this purpose) and fixed income securities. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk. At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s Management plan: the portion of funds invested in public equity securities is to be reduced from 20% to 10%, the portion invested in fixed income securities is to be increased from 60% to 70 % and the portion invested in alternatives remains unchanged. These changes are expected to reduce the volatility of the funded status and reduce the expected return on plan assets by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change is to be made in the allocation concerning our Group’s occupational plans.

Pension plan assets included U.S.$ 0.4 million of Alcatel-Lucent ordinary shares and U.S.$ 8.5 million of Alcatel-Lucent bonds as of December 31, 2011 (U.S.$ 0.2 million of Alcatel-Lucent ordinary shares and U.S.$ 8.5 million of Alcatel-Lucent bonds as of December 31, 2010 and U.S.$ 0.2 million of Alcatel-Lucent ordinary shares and U.S.$ 8.5 million of Alcatel-Lucent bonds as of December 31, 2009).

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

U.S. pension plan funding methods

Funding requirements for our major U.S. pension plans are determined by applicable statutes, namely the Employee Retirement Income Security Act of 1974 (“ERISA”), and regulations (the “Code”) issued by the Internal Revenue Service (the “IRS”). The Pension Protection Act of 2006 (the “PPA”) increased the funding target for determining required contributions, from 90% to 100% of the funding obligation, in 2% annual increments at each January 1 valuation date beginning in 2008 and ending with a 4% increment on January 1, 2011. The PPA was amended by the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”) and provided additional alternative methods for determining the funding obligation and the value of plan assets which included look-back averaging periods of up to twenty-four months. The IRS provides a number of methods to use for measuring plan assets and for determining the discount rate. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on any prior period of time up to a maximum of 2 years, with the valuation date being the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (in effect the average yield curve of the daily rates for the month preceding the valuation date) or a 24-month average of the rates for each time segment (any 24-month period as long as the 24-month period ends no later than five months before the valuation date). To measure the 2010 funding valuation, we selected the 2-year asset fair value smoothing method for the U.S. Management and U.S. Occupational Pension plans, and the 24-month average of the rates for each time segment for the month ended September 30, 2009 for the U.S. Management Pension plan and the 24-month average of the rates for each time segment for the month ending December 31, 2009 for the U.S. Occupational Pension plans. As a result of these choices, we will not have to make any funding contributions for both the 2010 and 2011 funding valuations. With a few exceptions, we will be required to use these same methods for future funding valuations.

U.S. Section 420 Transfer

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

On December 5, 2011, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational pension plans in the amount of U.S.$ 351 million to fund healthcare benefits for formerly union-represented retirees for the period beginning September 16, 2011 through about September 30, 2012. Alcatel-Lucent expects to make another “collectively bargained” transfer during 2012 from the U.S. occupational pension plans to fund healthcare benefits for formerly union-represented retirees for the remainder of 2012 through the first nine months of 2013.

Contribution

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2021. Alcatel-Lucent does not have to make contributions to its qualified U.S. pension plans during calendar 2012. Although certain data, such as the December 31, 2011 private equity and real estate values and the January 1, 2012 census data, will not be final until the second quarter of 2012, Alcatel-Lucent does not expect to make any through early 2014. Alcatel-Lucent is unable to reliably estimate the expected contributions to its qualified U.S. pension plans (Management & Occupational pension plans) beyond calendar 2013. Actual contributions may differ from expected contributions,

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

due to various factors, including performance of plan assets, interest rates and potential legislative changes. The table below reflects the use of excess pension assets to fund 2012 healthcare costs for formerly union-represented retirees.

	Pension	Post-retirement
(In millions of U.S. dollars)	Non-qualified pension plans	Formerly union- represented retiree health plans	Non- represented retiree health plans	Other benefit plans
2012	33	145 (1)	36	8
2013	32	234 (2)	38	16
2014	32	224	38	48
2015	32	215	37	48
2016	31	207	35	48
2017 - 2021	150	830	140	339

(1)	Estimate takes into account the section 420 transfer made on December 5, 2011 but no additional section 420 transfer in 2012. If a section 420 transfer were to be made in 2012, estimated 2012 contribution would be nil.
(2)	Estimate determined as if no section 420 transfer will be made in 2012. If a section 420 transfer were to be made in 2012, 2013 estimated contribution would be similar to the 2012 contribution.

Certain of the actuarial assumptions used to determine if pension plan funding is required differ from those used for accounting purposes in a way that becomes significant in volatile markets. While the basis of developing discount rates in both cases are corporate bond yields, for accounting purposes we use a yield curve developed by CitiGroup as of the close of the last business day of December, whereas the PPA allows either a daily average yield curve for the month of December or a two-year average yield curve. Also, available fair values of assets as of the close of the last business day of December must be used for accounting purposes, but the PPA provides for “asset smoothing” options that average fair values over periods as long as two years with limited expected returns being included in the averaging. Both of these sets of options minimize the impact of sharp changes in asset values and corporate bond yields in volatile markets. A preliminary evaluation of the funded status of the U.S. Management Pension Plan for regulatory funding valuation purposes indicates that this plan is over 100% funded at year-end. On the other hand, this plan was underfunded by U.S.$ 924 million on December 31, 2011 for accounting purposes. In addition, under the PPA transition target rules, we would only need to fund this plan if the funded ratio were to decline below 100%. Although certain data, such as the December 31, 2011 private equity and real estate values and the January 1, 2012 census data, will not be final until the second quarter of 2012, we do not expect any contributions being required through early 2014.

Regarding healthcare benefits, it is important to note that both management and formerly union-represented retirees’ benefits are capped for those who retired after February 28, 1990 (the benefit obligation associated with this retiree group approximated 42% of the total U.S. retiree healthcare obligation as of December 31, 2011); and Medicare is the primary payer (pays first) for those aged 65 and older, who make up almost all of uncapped retirees.

Benefit Payments

The following table summarizes expected benefit payments from U.S. Alcatel-Lucent various pension and post-retirement plans through calendar 2021. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately U.S.$38 million.

	Pension		Post-retirement
(In millions of U.S. dollars)	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non- qualified pension plans	Formerly union- represented retiree health plans	Non- represented retiree health plans	Other benefit plans
2012	1,518	836	33	436	36	95
2013	1,496	816	32	234	38	96
2014	1,463	797	32	224	38	98
2015	1,428	777	32	215	37	98
2016	1,391	756	31	207	35	99
2017-2021	6,365	3,426	150	830	140	500

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

NOTE 27    FINANCIAL DEBT

a/ Analysis of financial debt, net

(In millions of euros)	2011	2010	2009
Marketable securities – short term, net	939	649	1,993
Cash and cash equivalents	3,534	5,040	3,577
Cash, cash equivalents and marketable securities	4,473	5,689	5,570
(Convertible bonds and other bonds – long-term portion)	(4,152)	(4,037)	(4,084)
(Other long-term debt)	(138)	(75)	(95)
(Current portion of long-term debt and short-term debt)	(329)	(1,266)	(576)
(Financial debt, gross)	(4,619)	(5,378)	(4,755)
Derivative interest rate instruments – other current and non-current assets	36	44	44
Derivative interest rate instruments – other current and non-current liabilities	-	(2)	(1)
Loan to joint venturer – financial asset (loan to co-venturer)	18	24	28
Cash (financial debt), net before FX derivatives	(92)	377	886
Derivative FX instruments on financial debt – other current and non-current assets (1)	57	-	17
Derivative FX instruments on financial debt – other current and non-current liabilities (1)	(5)	(15)	-
Cash (financial debt), net – excluding discontinued activities	(40)	362	903
Cash (financial debt), net – assets held for sale	9	-	-
Cash (financial debt), net – including discontinued activities	(31)	362	903

(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$/€) related to intercompany loans.

b/ Analysis of financial debt, gross – by type

(In millions of euros)	2011	2010	2009
Convertible bonds	2,015	2,739	2,924
Other bonds	2,236	2,286	1,521
Bank loans, overdrafts and other financial debt	249	193	145
Commercial paper	-	-	-
Finance lease obligations	18	37	58
Accrued interest	101	123	107
Financial debt, gross	4,619	5,378	4,755

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

c/ Bonds

Balances at December 31, 2010 and at December 31, 2011:

(In millions of euros)	December 31, 2010	Currency translation impact	Other changes during 2011	December 31, 2011
Remaining amounts to be reimbursed
Issued by Alcatel - Lucent:
• Oceane 5.00% - €1,000 m (4) due January 2015	1,000	-	-	1,000
• Oceane 4.75% - €818 m (4) due January 2011 (1)	818	-	(818)
• 6.375% - €462 m (4) due April 2014 (1)	462	-	-	462
• Floating rate €100 m (4) due 2011/2012 extendable to 2016 (5)	200	-	(100)	100
• Senior Notes 8.50% - €500 m (4) due January 2016	500	-	-	500
Issued by Lucent:
• 7.75% - US$931 m (4) due March 2017 (2)	723	24	-	747
• 2.875% - US$95 m (4) Series A due June 2023 (2) (3)	73	2	-	75
• 2.875% - US$881 m (4) Series B due June 2025 (2) (3)	688	22	-	710
• 6.50% - US$300 m (4) due January 2028	202	7	-	209
• 6.45% - US$1,360 m (4) due March 2029	916	30	-	946
Sub-total	5,582	85	(918)	4,749
Equity component and issuing fees of Oceane 2015 issued by Alcatel – Lucent	(177)	–	38	(139)
Equity component of Lucent’s 2.875% Series A convertible debentures	(25)	(1)	2	(24)
Equity component of Lucent’s 2.875% Series B convertible debentures	(263)	(7)	11	(259)
Equity component of other convertible bonds issued by Lucent	(84)	(2)	10	(76)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	(8)	-	8	-
Carrying amount of bonds	5,025	75	(849)	4,251

(1)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc.
(2)	See Note 25 for details on redemption options.
(3)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.
(4)	Face amounts outstanding as at December 31, 2011.
(5)	The maturity dates of the notes are February 2012 for a nominal amount of €50 million (€25 million initially matured in February 2011 and were extended until 2012), May 2012 for a nominal amount of €50 million (those notes initially matured in May 2011 and were extended until 2012). Alcatel-Lucent may exercise an option to extend the maturity dates until February 2016 for a nominal amount of €50 million, and May 2016 for a nominal amount of €50 million. Notes for a nominal amount of €100 million matured during 2011 but Alcatel-Lucent did not exercise the option to extend the maturity dates of those notes.

Changes in 2011:

—	Extension or redemption:

In October 2010 and July 2010, Alcatel-Lucent issued a series of notes for an aggregate €200 million in notional value (see below). The maturity dates of the bonds due in February 2011 for a nominal amount of €25 million and for bonds due in May 2011 for a nominal amount of €50 million were extended until February 2012 for a nominal amount of €25 million and until May 2012 for a nominal amount of €50 million. The bonds due in August and November 2011 for a nominal amount of €100 million were not extended and were redeemed. After the extensions and after the repayments, the new maturity dates are February 2012 for a nominal amount of €50 million and May 2012 for a nominal amount of €50 million. These notes are reported for €100 million in the short-term debt line item in the analysis by maturity (see Note 27d).

—	Repayment:

Alcatel-Lucent’s Oceane 4.75% EUR bond due January 2011 was repaid in January 2011 for a nominal value of €818 million.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

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

In October 2010 and July 2010, Alcatel-Lucent issued a series of notes for an aggregate €200 million in notional value. The notes are floating rate and due in February 2011 for a nominal amount of €25 million, May 2011 for a nominal amount of €50 million, August 2011 for a nominal amount of €50 million, November 2011 for a nominal amount of €50 million and February 2012 for a nominal amount of €25 million. At each maturity date, Alcatel-Lucent has an option to extend the maturity dates for one year or until 2016. These notes are reported for €175 million in the short-term debt line item in the analysis by maturity and for €25 million as due in 2012 (see Note 27b).

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

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

d/ Analysis by maturity date

(In millions of euros)	2011	2010	2009
Current portion of long-term debt (1) (2)	-	818	361
Short-term debt (3)	329	448	215
Financial debt due within one year	329	1,266	576
Of which:
• within 3 months	204	1,010	137
• between 3 and 6 months	90	126	403
• between 6 and 9 months	18	67	18
• over 9 months	17	63	18
2011 (2)	-	-	874
2012 (4)	-	49	10
2013	458	438	389
2014	585	496	486
2015	926	883	2,420
2016 and thereafter	2,321	2,246
Financial debt due after one year (5)	4,290	4,112	4,179
Total	4,619	5,378	4,755

(1)	Amount as of December 31, 2009 is related to the 2023 Lucent 2.875 % Series A convertible debentures, due to the existence of a put option exercisable as of June 15, 2010.
(2)	Amount as of December 31, 2010 is related to the 4.75 % Oceane due January 2011 (€815 million as of December 31, 2009).
(3)	Amount as of December 31, 2011 includes the Alcatel-Lucent floating rate series of notes, issued in July 2010 and October 2010 for an aggregate nominal value of €100 million, due 2012 but extendable annually until 2016 or up to 2016 (€170 million due in 2011 and €24 million due in February 2012 as of December 31, 2010).
(4)	Amount as of December 31, 2010 includes the Alcatel-Lucent floating rate series of notes, issued in October 2010 for an aggregate nominal value of €25 million, due February 2012 but extendable annually until 2016 or up to 2016 for €24 million.
(5)	The convertible securities may be retired earlier based on early redemption or buy back options. See Note 25. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

e/ Debt analysis by rate

(In millions of euros)	Amounts	Effective interest rate	Interest rate after hedging
2009
Convertible bonds	2,924	7.96%	7.96%
Other bonds	1,521	7.37%	6.64%
Bank loans and overdrafts and finance lease obligations	203	4.98%	4.98%
Commercial paper	-	-	-
Accrued interest	107	NA	NA
Financial debt, gross	4,755	7.46%	7.23%
2010
Convertible bonds	2,739	8.14%	8.14%
Other bonds	2,286	7.77%	7.07%
Bank loans and overdrafts and finance lease obligations	230	4.18%	4.18%
Commercial paper	-	-	-
Accrued interest	123	NA	NA
Financial debt, gross	5,378	7.63%	7.33%
2011
Convertible bonds	2,015	8.47%	8.47%
Other bonds	2,236	6.87%	6.41%
Bank loans and overdrafts and finance lease obligations	267	4.18%	4.18%
Commercial paper	-	-	-
Accrued interest	101	NA	NA
Financial debt, gross	4,619	7.42%	7.20%

f/ Debt analysis by type of rate

	2011		2010		2009
(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Total fixed rate debt	4,478	4,018	5,161	4,701	4,729	4,269
Total floating rate debt	141	601	217	677	26	486
Total	4,619	4,619	5,378	5,378	4,755	4,755

g/ Debt analysis by currency

	2011		2010		2009
(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Euro	2,198	2,198	3,034	3,034	2,286	2,286
U.S. Dollar	2,398	2,398	2,303	2,303	2,435	2,435
Other	23	23	41	41	34	34
Total	4,619	4,619	5,378	5,378	4,755	4,755

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

—	At December 31, 2011, the fair value of debt before hedging (including credit spread) was €4,054 million and the fair value of the debt after hedging (including credit spread) was €4,017 million.

—	At December 31, 2010, the fair value of debt before hedging (including credit spread) was €5,635 million and the fair value of the debt after hedging (including credit spread) was €5,593 million.

—	At December 31, 2009, the fair value of the debt before hedging (including credit spread) was €4,906 million and the fair value of debt after hedging (including credit spread) was €4,863 million.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

i/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent) post business combination

At February 8, 2012, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B1	B2	Not Prime	Negative	November 10, 2011	November 10, 2011
Standard & Poor’s	B	B	B	Stable	November 9, 2009	April 12, 2011

At February 8, 2012, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3 (1)	n.a	Negative	January 20, 2012	January 20, 2012
Standard & Poor’s	B (2)	n.a	Stable	November 9, 2009	April 12, 2011

(1)	Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.
(2)	Except for the Lucent Technologies Capital Trust I trust preferred securities that are rated CCC.

Moody’s: On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family Rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. which are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust Inc. that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

On November 10, 2011, Moody’s affirmed the Corporate Family Rating of Alcatel-Lucent at B1 and changed the outlook to Negative from Stable. Concurrently, Moody’s downgraded the ratings of the senior debt of Alcatel-Lucent and Alcatel-Lucent USA Inc. to B2 from B1. The ratings for the trust preferred securities of Lucent Technologies Capital Trust I were affirmed at B3.

On May 18, 2011, Moody’s changed the outlook of its Corporate Family Rating of Alcatel-Lucent as well as of its ratings of Alcatel Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Stable to Negative. The B1 Long Term rating was affirmed.

On February 18, 2009, Moody’s lowered the Alcatel-Lucent Corporate Family Rating, as well as the rating for senior debt of the Group, from Ba3 to B1. The trust preferred securities of Lucent Technologies Capital Trust I were downgraded from B2 to B3. The Not-Prime rating for the short-term debt was confirmed. The negative outlook of the ratings was maintained.

Moody’s Corporate Family rating on Alcatel-Lucent USA Inc.’s debt was withdrawn on February 18, 2009, except the Lucent Technologies Capital Trust I’s trust preferred notes and bonds continued to be rated.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B1 rating is in the B category, which also includes B2 and B3 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk.”

Standard & Poor’s: On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA, Inc. from Negative to Stable. The B ratings were affirmed.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at December 31, 2011

Given its current short-term ratings and the lack of liquidity of the French commercial paper /”billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

j/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013.

The availability of this syndicated credit facility of €1.4 billion is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility is conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance is tested quarterly when we release our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent has complied every quarter with the financial covenant that is included in the facility. The facility was undrawn at the date of approval by Alcatel-Lucent’s Board of Directors of these 2011 financial statements.

NOTE 28     PROVISIONS

As explained in Note 4, the presentation of the working capital items related to construction contracts was amended from January 1, 2010 onwards.

a/ Balance at closing

(In millions of euros)	2011	2010	2009
Provisions for product sales	537	579	596
Provisions for restructuring	294	413	459
Provisions for litigation	180	208	240
Other provisions	568	658	827
Total (1)	1,579	1,858	2,122
(1) Of which: portion expected to be used within one year	1,065	1,081	1,303
Portion expected to be used after one year	514	777	819

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

b/ Change during 2011

(In millions of euros)	December 31, 2010	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2011
Provisions for product sales (1)	579	528	(419)	(168)	-	17	537
Provisions for restructuring	413	242	(345)	(36)	-	20	294
Provisions for litigation	208	31	(61)	(13)	-	15	180
Other provisions	658	92	(58)	(130)	-	6	568
Total	1,858	893	(883)	(347)	-	58	1,579
Effect on the income statement:
• Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post - retirement benefit plan amendments		(617)		254			(363)
• Restructuring costs		(238)		36			(202)
• Litigations (2)		(1)-		3			2
• Post - retirement benefit plan amendments		-		-			-
• Other financial income (loss)		(20)		22			2
• Income taxes		(16)		31			15
• Income (loss) from discontinued operations		(1)		1			-
Total		(893)		347			(546)

(1)	Including provisions for product sales on construction contracts which are no longer accounted for in amounts due to/from customers on construction contracts (see Note 4).
(2)	Related to material litigations (see Note 1n): the arbitral award on the collapse of a building in Madrid disclosed in Note 34e of the consolidated financial statements filed as part of the Group’s 2010 20-F (for an income statement impact of €0 million in 2011, €(22) million in 2010 and remaining outstanding balance of €12 million), the FCPA litigation disclosed in Note 35b (for an income statement impact excluding hedging impact of €(1) million in 2011, €(7) million in 2010 and €93 million in 2009 and a remaining outstanding balance of €51 million as of December 31, 2011) and the Fox River litigation disclosed in Note 35 (Lucent’s separation agreements for an income statement impact of €3 million in 2011, €4 million or U.S.$5 million in 2010 and €16 million or U.S.$22 million in 2009 and a remaining outstanding balance of €17 million as of December 31, 2011).

At year-end, contingent liabilities exist with regards to ongoing tax disputes and other pending litigations. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved as of December 31, 2011.

c/ Analysis of restructuring provisions

(In millions of euros)	December 31, 2011	December 31, 2010	December 31, 2009
Opening balance	413	459	595
Utilization during period	(345)	(377)	(561)
Restructuring costs (social costs and other monetary costs)	202	369	517
Reversal of discounting impact (financial loss)	5	6	12
Effect of acquisition (disposal) of consolidated subsidiaries	-	-	-
Cumulative translation adjustments and other changes	19	(44)	(104)
Closing balance	294	413	459

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

d/ Restructuring costs

(In millions of euros)	2011	2010	2009
Social costs - Restructuring reserves	(113)	(240)	(363)
Other monetary costs - Restructuring reserves	(29)	(46)	(118)
Other monetary costs - Payables	(60)	(79)	(30)
Valuation allowances or write-offs of assets	(1)	(6)	(87)
Total restructuring costs	(203)	(371)	(598)

NOTE 29    MARKET-RELATED EXPOSURES

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

a/ Interest rate risk

Derivative financial instruments held at December 31, 2011 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2011, 2010 and 2009, outstanding interest-rate derivatives have the following characteristics:

i. Outstanding interest-rate derivatives at December 31

Analysis by type and maturity date

	2011					2010		2009
	Contract notional amounts Maturity date
(In millions of euros)	Less than one year	1 to 5 years	After 5 years	Total	Market value	Total	Market value	Total	Market value
Interest-rate swaps
Pay fixed rate	-	8	13	21	(1)	836	(26)	6,584	(240)
Pay floating rate	-	460	-	460	37	1,259	67	6,958	281
Caps
Buy	-	-	-	-	-	-	-		-
Sell	-	-	-	-	-	-	-		-
Options on interest rate swaps U.S.$ Libor
Buy	-	-	-	-	-	-	-		-
Sell	-	-	-	-	-	-	-		-
Total market value					36		41		41

Analysis by accounting category

	Market value
(In millions of euros)	2011	2010	2009
Fair value hedges	37	42	43
Cash flow hedges	-	-	-
Instruments not qualifying for hedge accounting	(1)	(1)	(2)
Total	36	41	41

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

Analysis by market value and maturity date

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Market Value of derivatives as assets
Fair value hedges	-	37	-	37
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	-	-	-	-
Total	-	37	-	37

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Market Value of derivatives as liabilities
Fair value hedges	-	-	-	-
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	-	-	(1)	(1)
Total	-	-	(1)	(1)

ii. Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would increase interest expense by €6 million for 2011 (€7 million for 2010 and €5 million for 2009).

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by €40 million for 2011 (€55 million for 2010 and €49 million for 2009).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

Interest rate sensitivity in terms of mark-to-market

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would decrease equity by €4 million for 2011 (€4 million in 2010 and €6 million in 2009).

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would have a negative impact of €2 million in 2011 (not significant in 2010 and 2009).

An increase of 1% of the interest rate curve, applied to interest-rate derivatives qualified as a fair value hedge, would have a negative impact of €12 million in 2011 (€16 million in 2010 and €19 million in 2009).

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge, would have a corresponding positive impact of €12 million in 2011 (€16 million in 2010 and of €19 million in 2009).

The impact on income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest rate derivatives that do not qualify for hedge accounting, would not have a significant impact on the income statement.

An increase of 1% of the interest rate curve, applied to financial debt after taking into account hedging instruments, would have a positive impact of €119 million on its market value for 2011 (€204 million in 2010 and €213 million in 2009). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would have an impact neither on the income statement nor on equity.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

(In millions of euros)	2011				2010				2009
	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1%	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1%	Fair value change if rates rise by 1%
Assets
Marketable securities	939	939	6	(6)	649	649	4	(4)	1,993	1,993	10	(10)
Cash & cash equivalents (2)	3,534	3,534	-	-	5,040	5,040	-	-	3,577	3,577	-	-
Subtotal	4,473	4,473	6	(6)	5,689	5,689	4	(4)	5,570	5,570	10	(10)
Liabilities
Convertible bonds	(2,015)	(1,812)	(39)	37	(2,739)	(3,151)	(114)	106	(2,924)	(3,309)	(150)	143
Non convertible bonds	(2,236)	(1,874)	(104)	94	(2,286)	(2,131)	(126)	114	(1,521)	(1,287)	(98)	89
Other financial debt	(368)	(368)	-	-	(353)	(353)	-	-	(310)	(310)	-	-
Subtotal	(4,619)	(4,054)	(143)	131	(5,378)	(5,635)	(240)	220	(4,755)	(4,906)	(248)	232
Interest rate derivatives	36	36	12	(12)	42	42	16	(16)	43	43	19	(19)
Loan to co-venturer-financial asset	18	18	-	-	24	24	-	-	28	28	-	-
Debt/cash position before FX derivatives	(92)	473	(125)	113	377	120	(220)	200	886	735	(219)	203
Derivative FX instruments on financial debt - other current and non-current assets	57	57	-	-	-	-	-	-	17	17	-	-
Derivative FX instruments on financial debt - other current and non-current liabilities	(5)	(5)	-	-	(15)	(15)	-	-	-	-	-	-
Debt/cash position	(40)	525	(125)	113	362	105	(220)	200	903	752	(219)	203

(1)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.
(2)	For cash & cash equivalents, the carrying value is considered as a good estimate of the fair value.

b/ Currency risk

i. Outstanding currency derivatives at December 31

Analysis by type and currency

(In millions of euros)	2011					2010		2009
	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Buy/Lend foreign currency
Forward exchange contracts	135	163	173	471	4	1,058	(18)	657	4
Short-term exchange swaps	2,294	426	145	2,865	63	1,955	(14)	1,663	23
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-	-	-	-	-	-
• Sell put	-	-	-	-	-	-	-		-
Total	2,429	589	318	3,336	67	3,013	(32)	2,320	27
Sell/Borrow foreign currency
Forward exchange contracts	722	96	51	869	(35)	1,203	(4)	700	(10)
Short-term exchange swaps	821	81	287	1,189	(43)	1,237	8	1,452	(33)
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Sell call	-	-	-	-	-	-	-	-	-
• Buy put	-	-	-	-	-	-	-	-	-
Total	1,543	177	338	2,058	(78)	2,440	4	2,152	(43)
Total market value					(11)		(28)		(16)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

Analysis by type and maturity

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Buy/Lend
Forward exchange contracts	471	-	-	471
Short-term exchange swaps	2,865	-	-	2,865
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
Total	3,336	-	-	3,336

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Sell/Borrow
Forward exchange contracts	869	-	-	869
Short-term exchange swaps	1,189	-	-	1,189
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
Total	2,058	-	-	2,058

Analysis by market value and maturity date

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Total market value of derivatives as assets	65	-	-	65

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Total market value of derivatives as liabilities	(76)	-	-	(76)

Analysis by accounting category

	Market value
(In millions of euros)	2011	2010	2009
Fair value hedges	8	(12)	(20)
Cash flow hedges	(16)	(7)	4
Instruments not qualifying for hedge accounting	(3)	(9)	-
Total	(11)	(28)	(16)

ii. Exchange rate sensitivity

The most used cross currencies in the Group are U.S.$ against EUR, GBP against EUR and GBP against U.S.$. The sensitivity is calculated by increasing or decreasing the value of the U.S.$ by 6% against other currencies.

An increase of foreign currency exchange rates versus EUR of 6%, applied to foreign exchange derivatives, would have a positive impact of €44 million in 2011 (against a positive impact of €17 million in 2010 and a negative impact of €18 million in 2009). This impact would affect the income statement only for foreign exchange derivatives, which do not qualify for hedge accounting.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in the foreign currency exchange rate would have a positive impact of €84 million in 2011 (against a negative impact of €8 million in 2010 and a negative impact of €32 million in 2009). However, this positive effect would be offset by a negative impact due to the re-evaluation of the underlying items. The impact on income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in the foreign currency exchange rate would have a negative impact of €28 million on equity in 2011 (against a positive impact of €16 million in 2010 and a positive impact of €15 million in 2009).

	2011			2010			2009
(In millions of euros)	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%
Outstanding foreign exchange derivatives
Fair value hedges	8	(82)	84	(12)	(10)	8	(20)	32	(32)
Cash flow hedges	(16)	28	(28)	(7)	(17)	16	4	(15)	15
Derivatives not qualifying for hedge accounting	(3)	11	(12)	(9)	7	(7)	-	1	(1)
Total outstanding derivatives	(11)	(43)	44	(28)	(20)	17	(16)	18	(18)
Impact of outstanding derivatives on financial result	(3)	11	(12)	(9)	7	(7)	-	1	(1)
Impact of outstanding derivatives on income (loss) from operating activities	-	-	-	-	-	-	-	-	-
Impact of outstanding derivatives on equity	(16)	28	(28)	(7)	(17)	16	4	(15)	15

iii. Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(In millions of euros)
Cash flow hedges accounted for in equity at December 31, 2008	-
Changes in fair value	(9)
Reclassification of gains or losses to income statement (1)	15
Cash flow hedges accounted for in equity at December 31, 2009	6
Changes in fair value	1
Reclassification of gains or losses to income statement (1)	(13)
Cash flow hedges accounted for in equity at December 31, 2010	(6)
Changes in fair value	(11)
Reclassification of gains or losses to income statement (1)	4
Cash flow hedges accounted for in equity at December 31, 2011	(13)

(1)	The amounts recognized directly in equity indicated in this table differ from those disclosed in the Statement Of Comprehensive Income, due to the amounts related to discontinued activities and commodities derivatives, which are excluded in the above table.

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

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable input).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

	2011				2010				2009
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value (1)	3	129	7	139	13	134	14	161	3	223	48	274
Financial assets at fair value through profit or loss (1)	-	795	-	795	-	493	-	493	-	1,722	-	1,722
Currency derivatives (2)	-	65	-	65	-	54	-	54	-	35	-	35
Interest-rate derivatives -hedging (2)	-	36	-	36	-	44	-	44	-	44	-	44
Interest-rate derivatives -other (2)	-	1	-	1	-	23	-	23	-	235	-	235
Cash equivalents (3)	376	842	-	1,218	-	-	-	310	-	-	-	1,031
Total	379	1,868	7	2,254	13	748	14	775	3	2,259	48	3,341
Liabilities
Currency derivatives (2)	-	(76)	-	(76)	-	(82)	-	(82)	-	(51)	-	(51)
Interest-rate derivatives -hedging (2)	-	-	-	-	-	(2)	-	(2)	-	(1)	-	(1)
Interest-rate derivatives -other (2)	-	(4)	-	(4)	-	(24)	-	(24)	-	(237)	-	(237)
Total	-	(80)	-	(80)	-	(108)	-	(108)	-	(289)	-	(289)

(1)	See Note 17.
(2)	See Note 22.
(3)	See Note 18. Actively traded money market funds are measured at their net asset value (“NAV”) and classified as Level 1. The Company’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

(In millions of euros)
Amount in level 3 at December 31, 2009	48
Additions / (disposals)	2
Fair value changes through equity	(36)
Impairment losses	(2)
Change in consolidation group	-
Other changes	2
Amount in level 3 at December 31, 2010	14
Additions / (disposals)	(7)
Fair value changes through equity	-
Impairment losses	-
Change in consolidation group	-
Other changes	-
Amount in level 3 at December 31, 2011	7

d/ Stock market risk

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

e/ Credit risk

i. Maximum exposure to credit risk

The Group considers that its exposure is as follows:

(In millions of euros)	2011	2010	2009
Trade receivables and other receivables(1)	3,407	3,664	3,221
Marketable securities(2)	939	649	1,993
Cash and cash equivalents(3)	3,534	5,040	3,577
Other financial assets(2)	521	400	392
Foreign exchange derivative assets (4)	65	54	35
Interest-rate derivative assets (4)	37	67	279
Other assets (4)	1,171	1,021	960
Financial guarantees and off balance sheet commitments (5)	11	555	318
Maximum exposure to credit risk	9,685	11,450	10,775

(1)	See Note 21.
(2)	See Note 17.
(3)	See Note 18.
(4)	See Note 22.
(5)	See Note 32.

ii. Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 30% of trade receivables.

iii. Outstanding financial assets not impaired

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2011	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	114	114	-	-	-	-	-
Other trade receivables	3,416	2,990	117	107	47	32	303
Gross value	3,530	-	-	-	-	-	-
Valuation allowance	(123)	-	-	-	-	-	-
Net value	3,407	3,104	117	107	47	32	303

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2010	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	167	167	-	-	-	-	-
Other trade receivables	3,650	3,130	144	146	46	31	367
Gross value	3,817	-	-	-	-	-	-
Valuation allowance	(153)	-	-	-	-	-	-
Net value	3,664	3,297	144	146	46	31	367

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2009	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	316	316	-	-	-	-	-
Other trade receivables	3,073	2,479	161	170	57	38	426
Gross value	3,389	-	-	-	-	-	-
Valuation allowance	(168)	-	-	-	-	-	-
Net value	3,221	2,795	161	170	57	38	426

We do not consider other financial assets that are overdue but not impaired to be material.

iv. Changes to trade receivable valuation allowances

(In millions of euros)	Amounts
Valuation allowance at December 31, 2008	(207)
Net result impact	(23)
Write-offs	34
Translation adjustments	-
Other changes	28
Valuation allowance at December 31, 2009	(168)
Net result impact	(14)
Write-offs	23
Translation adjustments	(9)
Other changes	15
Valuation allowance at December 31, 2010	(153)
Net result impact	3
Write-offs	19
Translation adjustments	-
Other changes	8
Valuation allowance at December 31, 2011	(123)

v. Credit risk on marketable securities, cash, cash equivalents and financial derivative instruments

The Group is exposed to credit risk on its marketable securities, cash, cash equivalents and financial derivative instruments if the counterparty defaults on its commitments. The Group diversifies the counterparties in order to dilute the credit risk. This risk is followed daily, with strict limits based on the counterparties’ rating. All counterparties are classified in the investment grade category as of December 31, 2011 and December 31, 2010. The exposure, with regard to each counterparty, is calculated by taking into account the fair value of the marketable securities, cash, cash equivalents and financial derivative instruments.

f/ Liquidity risk

i. Liquidity risk on the financial debt

The Group considers that its available marketable securities, cash and cash equivalents and the available syndicated bank credit facility (refer to Note 27) are sufficient to cover its operating expenses and capital expenditures and its financial debt requirements for the next twelve months.

ii. Liquidity risk on foreign exchange derivatives

The mark-to-market of foreign exchange derivatives (see part b/, paragraph i. Outstanding currency derivatives at December 31) appropriately conveys the liquidity risk.

Assets and liabilities related to foreign exchange derivatives are given in Note 22 Other assets and liabilities.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30, NOTE 31

iii. Liquidity risk on guarantees and off balance sheet commitments

See Note 32 Contractual obligations and disclosures related to off balance sheet commitments.

NOTE 30    CUSTOMERS’ DEPOSITS AND ADVANCES

(In millions of euros)	2011	2010	2009
Advance payments received on construction contracts	126	175	173
Other deposits and advances received from customers	464	628	466
Total customers’ deposits and advances	590	803	639
Of which:
• portion due within one year	571	775	622
• portion due after one year	19	28	17

NOTE 31    NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	2011	2010 (1)	2009 (1)
Net income (loss) attributable to the equity owners of the parent	1,095	(334)	(524)
Non-controlling interests	49	42	20
Adjustments:
• Depreciation and amortization of tangible and intangible assets	895	969	945
Of which impact of capitalized development costs	243	262	266
• Impairment of assets	-	-	-
• Post-retirement benefit plan amendment	(67)	(30)	(247)
• Changes in pension and other post-retirement benefit obligations, net	(540)	(502)	(201)
• Provisions, other impairment losses and fair value changes	(245)	(115)	(95)
• Repurchase of bonds and change of estimates related to Lucent 2.875% Series A convertible debentures (2)	-	(24)	124
• Net (gain) loss on disposal of assets	(45)	(166)	(401)
• Share in net income (losses) of equity affiliates (net of dividends received)	(3)	(14)	16
• (Income) loss from discontinued operations	(414)	(33)	(162)
• Finance costs	294	304	254
• Share-based payments	28	36	56
• Taxes	(544)	14	(77)
Sub-total of adjustments	(641)	439	212
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	503	147	(292)

(1)	2009 and 2010 consolidated statements of cash flows are re-presented to reflect the impacts of discontinued operations (see Note 10).
(2)	See Notes 8, 25 and 27.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31

b/ Free cash flow

(In millions of euros)	2011	2010 (1)	2009 (1)
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	503	147	(292)
Change in operating working capital	(200)	(62)	484
Other current assets and liabilities	24	88	(5)
Net cash provided (used) by operating activities before interest & taxes	327	173	187
Of which
- restructuring cash outlays	(344)	(373)	(556)
- contribution and benefits paid on pensions & OPEB	(185)	(226)	(226)
Interest received/(paid)	(253)	(256)	(172)
Taxes received/(paid)	(55)	(107)	(83)
Net cash provided (used) by operating activities	19	(190)	(68)
Capital expenditures	(558)	(673)	(669)
Free cash flow – Excluding Genesys business	(539)	(863)	(737)
Free cash flow Genesys business	81	45	41
Free cash flow – Including Genesys business	(458)	(818)	(696)

(1)	2009 and 2010 consolidated statements of cash flows are re-presented to reflect the impacts of discontinued operations (see Note 10).

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	2011	2010 (1)	2009 (1)
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	-	-	(7)
Cash and cash equivalents of newly consolidated entities	-	-	13
Total - net impact on cash flows of obtaining control	-	-	6
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	(1)	109	128
Cash and cash equivalents of formerly consolidated entities	-	(16)	-
Total - net impact on cash flows of losing control	(1)	93	128

(1)	2009 and 2010 consolidated statements of cash flows are re-presented to reflect the impacts of discontinued operations (see Note 10).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32

NOTE 32    CONTRACTUAL OBLIGATIONS AND DISCLOSURES RELATED TO OFF BALANCE SHEET COMMITMENTS

a/ Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2011. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated statement of financial position.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2012	2013-2014	2015-2016	2017 and After	Total
Financial debt (excluding finance leases)	315	1,040	1,415	1,831	4,601
Finance lease obligations (1)	14	3	1	-	18
Equity component of convertible bonds	-	259	164	76	499
Sub-total - included in statement of financial position	329	1,302	1,580	1,907	5,118
Finance costs on financial debt (2)	293	526	335	1,007	2,161
Operating leases	223	316	202	195	936
Commitments to purchase fixed assets	35	-	-	-	35
Unconditional purchase obligations (3)	575	542	285	370	1,772
Sub-total - commitments not included in statement of financial position	1,126	1,384	822	1,572	4,904
Total contractual obligations (4)	1,455	2,686	2,402	3,479	10,022

(1)	Of which €13 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.
(2)	To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 25. If all outstanding debentures at December 31, 2011 were not redeemed at their respective put dates, an additional finance cost of approximately €252 million (of which €73 million would be incurred in 2013-2016 and the remaining part in 2017 or later) would be incurred until redemption at their respective contractual maturities.
(3)	Of which €1,416 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions below”. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.
(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 26).

b/ Off balance sheet commitments - commitments given

During the first half of 2011, we provided a letter of Indemnity (“LOI”) in favour of Louis Dreyfus Armateurs (“LDA”), our co-venturer in the jointly-controlled entity Alda Marine, agreeing to indemnify them in respect of any losses arising out of exposure of concerned crews to radiation from the nuclear power plant at Fukushima, Japan, in connection with the repairs conducted by us during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the level of radiation measured during the repairs was always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered as remote as of December 31, 2011.

Off balance sheet commitments of the Group were primarily related to guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions). Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32

Guarantees given in the normal course of the Group’s business are presented below. For guarantees given for contract performance, only those issued by the Group to back guarantees granted by financial institutions are presented below:

(In millions of euros)	2011	2010	2009
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,210	1,107	1,096
Discounted notes receivable with recourse (1)	1	2	2
Other contingent commitments (2)(3)	834	1,044	675
Sub-total - contingent commitments	2,045	2,153	1,773
Secured borrowings (4)	11	15	22
Cash pooling guarantee (5)	-	540	296
Total (6)	2,056	2,708	2,091

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 19.
(2)	The increase between 2009 and 2010 is mainly explained by guarantees given on funding requirements of U.K. pension’s plans (€94 million) and guarantees given to French custom and tax authorities in the context of the creation of ALU International (€218 million). In 2011 an amount of €244 million in guarantees given to French custom and tax authorities was released.
(3)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.
(4)	Excluding the subordinated guarantees described below on certain bonds.
(5)	The cash pooling guarantee was granted to the banks operating the Group’s cash pooling until December 31, 2011. This guarantee covered the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.
(6)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 26 for a summary of our expected contribution to these plans.

Contingent commitments at December 31, 2011

(In millions of euros)	Maturity date
Contingent commitments	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total
Guarantees on Group contracts (1)	799	273	13	36	1,121
Guarantees on third-party contracts	32	44	1	12	89
Discounted notes receivable and other	1	-	-	-	1
Other contingent commitments	474	157	119	84	834
Total	1,306	474	133	132	2,045
Counter guarantees received					337

(1)	Reflected in statement of financial position: €185 million.

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

Commitments related to product warranties, pension, retirement indemnities and other post-retirement benefits are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group construction contracts. For more information concerning contingencies, see Note 35.

Guarantees given on Group construction contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2011” of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel-Lucent will become liable for such guarantees, the estimated risk is reserved for on the consolidated statement of financial position under the caption “provisions” (see Note 28) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in statement of financial position”.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32

Guarantees given on third-party construction contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was €1 million at December 31, 2011 (€1 million at December 31, 2010 and €2 million at December 31, 2009).

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

Alcatel-Lucent indemnifies its directors and certain of its current and former officers for third-party claims alleging certain breaches of their fiduciary duties as directors or officers. Certain costs incurred for providing such indemnification may be recovered under various insurance policies. Alcatel-Lucent is unable to reasonably estimate the maximum amount that could be payable under these arrangements, since these exposures are not capped, due to the conditional nature of its obligations and the unique facts and circumstances involved in each agreement. Historically, payments made under these agreements have not had a material effect on Alcatel-Lucent’s business, financial condition, results of operations or cash flows.

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2011

(In millions of euros)	Maturity date					Total of the statement of financial position caption	% of the statement of financial position caption
Guarantees on borrowings and advance payments received	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total
Security interests granted	-	-	-	1	1
Other guarantees given	-	6	4	-	10
Total	-	6	4	1	11
Net book value of assets given in guarantee:
• intangible assets						1,774	0.00%
• tangible assets						1,263	0.00%
• financial assets				1	1	521	0.19%
• inventories and work in progress						1,975	0.00%
Total				1	1

Guarantee on cash pooling

A cash pooling guarantee was granted to the banks operating the Group’s cash pooling until December 31, 2011. This guarantee covered the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries. As of December 31, 2011, this guarantee was terminated (€0.5 billion as of December 31, 2010 and €0.3 billion as of December 31, 2009).

Outsourcing transactions

Outsourcing transaction with Hewlett Packard

During 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”) which it implemented in 2010 (Alcatel-Lucent also signed and implemented other outsourcing transactions in 2009 and 2010 with other service providers concerning payroll and certain R&D and business process activities.)

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase, HP is investing its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are being recognized as incurred, starting in 2010. €22 million of these restructuring costs were incurred during 2011 (€28 million in 2010).

As part of the transfer of resources, in 2010, Alcatel-Lucent sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above representing a total amount of €13 million of finance lease obligations as of December 31, 2011 (€34 million as of December 31, 2010).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately €451 million of HP goods and services. Of this amount, €249 million represents Alcatel-Lucent’s commitment to effect annual purchases over the four-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to approximately €62 million, which is the annual amount spent by Alcatel-Lucent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represents Alcatel-Lucent’s commitment to effect incremental purchases over the same four-year period of HP goods and services to be used in the context of customer networks. As of December 31, 2011, the remaining total commitment was €276 million. The finance lease obligations and the unconditional purchase commitments related to this agreement are included in the contractual payment obligations table, presented above in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

—

a minimum value commitment regarding the amount of IT Managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above and with a remaining commitment of €976 million as of December 31, 2011 (€1,206 million as of December 31, 2010)); and

—

a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €164 million as of December 31, 2011 (€227 million as of December 31, 2010)).

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2011.

Other Commitments - Contract Manufacturers /Electronic Manufacturing Services (EMS) providers

Alcatel-Lucent outsources a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMS’s manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs, and standards established by Alcatel-Lucent. EMSs are required to procure components and sub-assemblies that are used to manufacture products based on Alcatel-Lucent’s demand forecasts from suppliers in Alcatel-Lucent’s approved supplier lists.

Generally, Alcatel-Lucent does not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to Alcatel-Lucent upon delivery. Alcatel-Lucent’s records the inventory purchases upon transfer of title from the EMS to Alcatel-Lucent. Alcatel-Lucent establishes provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on Alcatel-Lucent’s behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into Alcatel-Lucent products.

Alcatel-Lucent generally does not have minimum purchase obligations in its contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations table presented above under the heading “Contractual Obligations”, does not include any commitments related to EMS providers.

Letter of Indemnity in favour of Louis Dreyfus Armateurs.

During the first half of 2011 we provided a letter of Indemnity (“LOI”) in favour of Louis Dreyfus Armateurs (“LDA”), our co-venturer in the jointly-controlled entity Alda Marine agreeing to indemnify them in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, Japan, in connection with the repairs conducted by us during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the level of radiation measured during the repairs were always below critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2011.

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

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32

guarantees were delivered as part of a joint solicitation of consent from the holders of such debentures and are unsecured and subordinated to Alcatel-Lucent’s senior debt.

Lucent guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent provided its full and unconditional guaranty in respect of the Alcatel-Lucent’s 6.375% EUR due April 2014

These guarantees are unsecured and subordinated to Lucent’s senior debt.

Specific commitments

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. For example, in the fourth quarter of 2009, Alcatel-Lucent USA Inc. recorded an additional provision of U.S.$22 million for an indemnity claim asserted by NCR Corporation against AT&T Corp. and Alcatel-Lucent relating to NCR Corporation’s liabilities for the environmental clean up of the Fox River in Wisconsin, USA. In 2010, a reversal of €4 million was accounted for based upon NCR Corporation’s reduction of the amount of the claim it has asserted against AT&T Corp. and Alcatel-Lucent. Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$59 million of lease obligations as of December 31, 2011 (U.S.$72 million of lease obligations as of December 31, 2010 and U.S.$86 million of lease obligations as of December 31, 2009), that were assigned to Avaya, LSI Corporation (formerly Agere) and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to 10 years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Lucent issued full and unconditional guaranties of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on each of December 31, 2011, December 31, 2010 and December 31, 2009). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

c/ Off balance sheet commitments - commitments received

(In millions of euros)	2011	2010	2009
Guarantees received or security interests received on lendings	144	22	28
Counter-guarantees received on guarantees given on contracts	63	66	59
Other commitments received	130	135	150
Total	337	223	237

Commitments received on financial debt and bank credit agreements

The commitment received in connection with the syndicated bank credit facility is described in Note 27j.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

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

—	existence of a security package including first demand guarantees and a pledge of the Alcatel-Lucent Italy shares owned by Alcatel-Lucent NV; and

—	some covenants are associated with this loan once drawn, the main one being a mandatory repayment if Alcatel-Lucent is downgraded by Standard & Poor’s from B to B- or by Moody’s from B1 to B3.

This bank credit facility was not drawn as of February 8, 2012.

NOTE 33    RELATED PARTY TRANSACTIONS

Related parties are mainly:

—	shareholders of Alcatel-Lucent;

—	jointly controlled entities (consolidated using proportionate consolidation);

—	investments in associates (accounted for using equity method);

—	non-consolidated entities; and

—	key management personnel.

To the Group’s knowledge, no shareholder held more than 5% of the parent company’s share capital as of December 31, 2011.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2011, 2010 and 2009 were as follows:

(In millions of euros)	2011	2010	2009
Revenues
Non-consolidated affiliates	19	46	30
Joint ventures	-	-	-
Equity affiliates	8	2	2
Cost of sales
Non-consolidated affiliates	(67)	(93)	(37)
Joint ventures	(24)	(29)	(28)
Equity affiliates	(5)	(2)	(1)
Research and development costs
Non-consolidated affiliates	(13)	(13)	(6)
Joint ventures	-	-	-
Equity affiliates	-	-	(5)

Outstanding balances arising from related party transactions at December 31, 2011, 2010 and 2009 were as follows:

(In millions of euros)	2011		2010		2009
Other assets
Non-consolidated affiliates	8		5		24
Joint ventures	3		3		-
Equity affiliates	8		4		3
Other liabilities
Non-consolidated affiliates	(10)		(4)		(4)
Joint ventures	-		-		-
Equity affiliates	-		(1)		(1)
Cash (financial debt), net
Non-consolidated affiliates	-		-		(4)
Joint ventures	18	(1)	24	(1)	28	(1)
Equity affiliates	-		-		-

(1)	Loan to a co-venturer (refer to Notes 17 and 27a).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34, NOTE 35

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2011, 2010 and 2009, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:

Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year

(In millions of euros)	2011	2010	2009
Short-term benefits
Fixed remuneration	9	11	8
Variable remuneration (1)	4	4	2
Directors’ fees	1	1	1
Employer’s social security contributions	2	2	2
Termination benefits and retirement indemnities	3	-	3
Other benefits
Post-employment benefits	3	3	2
Share-based payments	8	4	4
Total	30	25	22

(1)	Including retention bonuses.

NOTE 34    EMPLOYEE BENEFIT EXPENSES AND AUDIT FEES

a/ Employee benefit expenses

(In millions of euros)	2011	2010	2009
Wages and salaries (1)	5,086	5,208	5,191
Restructuring costs (2)	113	240	363
Post-retirement benefit plan amendment (3)	(67)	(30)	(253)
Financial component of pension and post-retirement benefit costs (4)	(417)	(339)	(105)
Net employee benefit expenses	4,715	5,079	5,196

(1)	Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.
(2)	See Note 28d.
(3)	See Note 26f.
(4)	See Note 8.

b/ Audit fees

The unaudited amount of audit fees is disclosed in Section 11.4 of our Annual Report on Form 20-F, which is available on the Internet (http://alcatel-lucent.com).

NOTE 35    CONTINGENCIES

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$52 million (in the case of the Attorney General’s Office) and U.S.$20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S.$71.6 million. The trial of the criminal case, including the related civil claims, started on April 14, 2010.

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE’s claims are not included in the settlement with the Attorney General. ICE took them to trial with the criminal claims. On April 5, 2011, the trial was closed by the Tribunal. The Tribunal rendered its verdict on April 27, 2011, and declined on procedural grounds to rule on ICE’s related civil claims against Alcatel-Lucent, which were dismissed. The criminal court issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of €2 million was fully reversed during the second quarter 2011.

Additionally, in August 2007, ICE notified CIT of the commencement of an administrative proceeding to terminate the 2001 contract for CIT to install 400,000 GSM cellular telephone lines (the “400KL GSM Contract”), in connection with which ICE is claiming compensation of U.S.$59.8 million for damages and loss of income. By March 2008, CIT and ICE concluded negotiations of a draft settlement agreement for the implementation of a “Get Well Plan,” in full and final settlement of the above-mentioned claim. This settlement agreement was not approved by ICE’s Board of Directors which resolved, instead, to resume the aforementioned administrative proceedings to terminate the operations and maintenance portion of the 400KL GSM Contract, claim penalties and damages in the amount of U.S.$59.8 million and call the performance bond. CIT was notified of the termination by ICE of this portion of the 400 KL GSM Contract on June 23, 2008. ICE has made additional damages claims and penalty assessments related to the 400KL GSM Contract that bring the overall exposure under the contract to U.S.$78.1 million in the aggregate, of which ICE has collected U.S.$5.9 million.

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S.$44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT will collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The case is expected to be set for trial in July 2012 and to continue for approximately six months.

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

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent generated US$ 4.5 million in revenue from Costa Rican contracts in 2011 and expects to generate approximately US$ 5.6 million of revenues in 2012. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35

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

Alcatel-Lucent engaged in settlement discussions with the DOJ and the SEC with regard to the FCPA investigations. These discussions resulted in filed settlement agreements with the DOJ and the SEC. Final judgment has been entered in the SEC case, according to which, Alcatel-Lucent neither admits nor denies the allegations in the SEC’s complaint, and is permanently restrained and enjoined from future violations of U.S. securities laws.

The settlement agreement with the DOJ was accepted by the court on June 1, 2011. Under the DOJ agreement, Alcatel-Lucent entered into a three-year deferred prosecution agreement (DPA) for violations of the internal controls and books and records provisions of the FCPA in connection with conduct in Costa Rica, Honduras, Malaysia, Taiwan, Kenya, Nigeria, Bangladesh, Ecuador, Nicaragua, Angola, Ivory Coast, Burkina Faso, Uganda, and Mali. If Alcatel-Lucent fully complies with the terms of the DPA, the DOJ will dismiss the charges upon conclusion of the three-year term. Alcatel-Lucent paid an amount of US$ 25 million as the first installments of the criminal fine of U.S.$ 92 million – fully reserved the amounts still owed and payable over the course of three years. Alcatel-Lucent France, Alcatel-Lucent Trade International AG and Alcatel Centroamerica each pled guilty to conspiracy to violate the FCPA’s anti-bribery, books and records and internal accounting controls provisions. Pursuant to the agreements with both the DOJ and SEC, Alcatel-Lucent has engaged for the next three years a French anticorruption compliance monitor to evaluate the effectiveness of Alcatel-Lucent’s internal controls, record-keeping and financial reporting policies and procedures. In February 2011, Alcatel-Lucent paid the full US$ 45.4 million in civil fines and disgorgement to the SEC.

ICE attempted to intervene in the criminal settlement as an alleged victim of Alcatel-Lucent’s conduct, and filed a claim for restitution. On June 1, 2011, the court denied ICE’s claim for restitution and held that ICE was not a victim. ICE subsequently filed a petition for mandamus seeking reversal of the district court’s order, but the petition was denied. ICE has indicated it may seek review of that decision by the U.S. Supreme Court. ICE also filed a direct appeal of the district court’s decision.

On April 30, 2010, ICE filed a civil RICO claim in state court in Miami, Florida (USA). ICE claimed that several different Alcatel-Lucent entities, along with a former employee, were engaged in a worldwide scheme of bribery and corruption, during which they made payments to senior officials of the Costa Rican government and ICE. ICE claimed it was damaged by this conduct and sought treble damages, disgorgement, and other damages and relief. On January 18, 2011, the court granted the Alcatel-Lucent defendants’ motion to dismiss on forum non conveniens grounds, and directed ICE to file its claim in Costa Rica. ICE appealed that decision. On December 21, 2011, Florida’s Court of Appeal summarily affirmed the trial court’s decision to dismiss ICE’s case.

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

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (“ASN”), and certain former or current employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those former employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter. In March 2011, several current or former public officials of French Polynesia and a former consultant of ASN were charged with either favoritism or aiding and abetting favoritism.

Alcatel-Lucent is unable to predict the outcome of these investigations and their potential effect on Alcatel-Lucent’s business. In particular, if ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated approximately €17 million of revenues from French public procurement contracts in 2011 and expects to generate approximately €3.6 million of revenues in 2012.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35

Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

d/ Malaysia

Malaysian authorities conducted an investigation following disclosure of events in Malaysia that occurred between 2004 and 2006 involving certain conduct by former employees of an Alcatel-Lucent subsidiary in Malaysia that were described in the public court filings by the DOJ and SEC referred to above. The investigation was focused on payments totaling approximately U.S.$15,000 made to employees of a government controlled customer in exchange for non-public information. The authorities decided not to press charges against the Alcatel-Lucent subsidiary. However, as a result of the conduct in 2004 through 2006 described in said public court filings, two customers in Malaysia have suspended Alcatel-Lucent from obtaining new business for a period of 12 months commencing in January 2011 and February 2011 respectively.

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

On February 22, 2010, Microsoft filed a Petition for a Writ of Certiorari in the United States Supreme Court asking the Supreme Court to review the Federal Circuit’s September 11, 2009 decision to affirm the District Court’s finding that Microsoft’s Outlook, Money and Windows Mobile products infringed the Day patent. On April 23, 2010, Alcatel-Lucent filed its Brief in Opposition and the Supreme Court denied Microsoft’s Petition on May 24, 2010. Starting July 14, 2011, a trial was held in the U.S. District Court in San Diego to determine the amount of compensation owed to Alcatel-Lucent by Microsoft for its infringement of the Day patent, and on July 29, 2011, the jury returned a verdict finding that Microsoft owes Alcatel-Lucent US$ 70 million in damages before interest.

On November 10, 2011, the Court entered Judgment as a Matter of Law lowering the jury award to Alcatel-Lucent for Microsoft’s infringement of the Day Patent from US$ 70 million to US$ 26.3 million. On November 16, 2011, Alcatel-Lucent filed its Notice of Appeal with the Federal Circuit. On December 29, 2011, Alcatel-Lucent USA and Microsoft agreed to a settlement and dismissal of the Day Patent litigation. This matter is now settled.

Effect of the Various Proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in this Note 35.

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36, NOTE 37

Except for these governmental investigations and legal proceedings and their possible consequences as set forth above, the Company is not aware, as of the date this document is being published, of any legal proceeding or governmental investigation (including any suspended or threatened proceeding) against Alcatel-Lucent and/or its subsidiaries that could have a material impact on the financial situation or profitability of the Group.

No significant new litigation has been commenced since December  31, 2010.

NOTE 36     EVENTS AFTER THE STATEMENT OF FINANCIAL POSITION DATE

There were no events that have a material impact on the financial status that occurred between the statement of financial position date and February 8, 2012, the date when the Board of Directors authorized the consolidated financial statements for issue.

NOTE 37    MAIN CONSOLIDATED COMPANIES

Company	Country	% interest	Consolidation method
Alcatel-Lucent (2) (3)	France		Parent company
Operating companies (1)
Alcatel-Lucent Australia Limited	Australia		Full consolidation
Alcatel-Lucent Austria AG	Austria		Full consolidation
Alcatel-Lucent Bell NV	Belgium		Full consolidation
Alcatel-Lucent Brasil S/A	Brazil		Full consolidation
Alcatel-Lucent Canada Inc.	Canada		Full consolidation
Alcatel-Lucent Deutschland AG	Germany		Full consolidation
Alcatel-Lucent Enterprise	France		Full consolidation
Alcatel-Lucent España S.A.	Spain		Full consolidation
Alcatel-Lucent France	France		Full consolidation
Alcatel-Lucent India Limited	India		Full consolidation
Alcatel-Lucent International	France		Full consolidation
Alcatel-Lucent Italia S.p.A.	Italy		Full consolidation
Alcatel-Lucent Mexico S.A. de C.V.	Mexico		Full consolidation
Alcatel-Lucent Nederland B.V.	The Netherlands		Full consolidation
Alcatel-Lucent Polska Sp Z.o.o.	Poland		Full consolidation
Alcatel-Lucent Portugal, S.A.	Portugal		Full consolidation
Alcatel-Lucent Schweiz AG	Switzerland		Full consolidation
Alcatel-Lucent Shanghai Bell Co., Ltd	China	50	Full consolidation (4)
Alcatel-Lucent Submarine Networks	France		Full consolidation
Alcatel-Lucent Telecom Limited	U.K.		Full consolidation
Alcatel-Lucent USA Inc.	U.S.A.		Full consolidation
Alda Marine	France	51	Proportionate (5)
Genesys Telecommunications Laboratories, Inc.	U.S.A.		Full consolidation
LGS Innovations LLC	U.S.A.		Full consolidation
Holdings
Financial Holdings
Alcatel-Lucent Holdings Inc.	U.S.A.		Full consolidation
Alcatel-Lucent N.V.	The Netherlands		Full consolidation
Alcatel-Lucent Participations	France		Full consolidation
Coralec	France		Full consolidation
Florelec	France		Full consolidation
Financial Services
Electro Banque	France		Full consolidation
Electro Ré	Luxemburg		Full consolidation

(1)	Percentages of interest equal 100% unless otherwise specified.
(2)	Publicly traded.
(3)	The activities of Alcatel-Lucent, as the parent company, are included under the business segment “Other”.
(4)	Entity fully controlled by the Group holding 50% plus one share.
(5)	Entity jointly controlled with Louis Dreyfus Armateurs holding the 49% remaining shares

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38

NOTE 38    QUARTERLY INFORMATION (UNAUDITED)

Consolidated income statements

(In millions of euros – except per share information) 2011	Q1 (1)	Q2 (1)	Q3 (1)	Q4	Total
Revenues	3,656	3,817	3,704	4,150	15,327
Cost of sales	(2 364)	(2 485)	(2,396)	(2,722)	(9,967)
Gross profit	1,292	1,332	1,308	1,428	5,360
Administrative and selling expenses	(709)	(676)	(635)	(622)	(2,642)
Research and development expenses before capitalization of development expenses	(655)	(620)	(599)	(598)	(2,472)
Impact of capitalization of development expenses	8	(14)	9	2	5
Research and development costs	(647)	(634)	(590)	(596)	(2,467)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(64)	22	83	210	251
Restructuring costs	(31)	(50)	(57)	(65)	(203)
Litigations	4	0	0	-	4
Gain/(loss) on disposal of consolidated entities	4	(2)	(4)	-	(2)
Post-retirement benefit plan amendments	69	(2)	(1)	1	67
Income (loss) from operating activities	(18)	(32)	21	146	117
Interest relative to gross financial debt	(87)	(91)	(84)	(91)	(353)
Interest relative to cash and marketable securities	15	15	15	14	59
Finance costs	(72)	(76)	(69)	(77)	(294)
Other financial income (loss)	91	95	63	110	359
Share in net income (losses) of equity affiliates	-	2	-	2	4
Income (loss) before income tax and discontinued operations	1	(11)	15	181	186
Income tax, (charge) benefit	(8)	37	178	337	544
Income (loss) from continuing operations	(7)	26	193	518	730
Income (loss) from discontinued operations	2	32	26	354	414
Net income (loss)	(5)	58	219	872	1,144
Attributable to:
• Equity owners of the parent	(10)	43	194	868	1,095
• Non-controlling interests	5	15	25	4	49
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	0.00	0.02	0.09	0.38	0.48
• Diluted earnings (loss) per share	0.00	0.02	0.08	0.29	0.42
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	0.00	0.01	0.08	0.23	0.30
• Diluted earnings per share	0.00	0.01	0.07	0.18	0.28
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.00	0.01	0.01	0.15	0.18
• Diluted earnings per share	0.00	0.01	0.01	0.11	0.14

(1)	Q1, Q2 and Q3 2011 consolidated income statements are re-presented to reflect the impacts of discontinued operations (see Note 10).

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38

(In millions of euros -except per share information) 2010 (1)	Q1	Q2	Q3	Q4	Total
Revenues	3,174	3,729	3,992	4,763	15,658
Cost of sales	(2,173)	(2,413)	(2,679)	(3,091)	(10,356)
Gross profit	1,001	1, 316	1,313	1,672	5,302
Administrative and selling expenses	(658)	(719)	(684)	(709)	(2,769)
Research and development expenses before capitalization of development expenses	(604)	(646)	(659)	(684)	(2,593)
Impact of capitalization of development expenses	(8)	(8)	4	2	(10)
Research and development costs	(612)	(654)	(655)	(682)	(2,603)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(269)	(56)	(26)	281	(70)
Restructuring costs	(134)	(109)	(70)	(58)	(371)
Litigations	(6)	(10)	10	(22)	(28)
Gain/(loss) on disposal of consolidated entities	(3)	-	-	65	62
Post-retirement benefit plan amendments	-	-	30	-	30
Income (loss) from operating activities	(412)	(175)	(56)	266	(377)
Interest relative to gross financial debt	(86)	(92)	(86)	(93)	(357)
Interest relative to cash and marketable securities	15	15	10	13	53
Finance costs	(71)	(77)	(76)	(80)	(304)
Other financial income (loss)	25	58	139	134	356
Share in net income (losses) of equity affiliates	1	7	4	2	14
Income (loss) before income tax and discontinued operations	(457)	(187)	11	322	(311)
Income tax, (charge) benefit	(43)	(1)	25	5	(14)
Income (loss) from continuing operations	(500)	(188)	36	327	(325)
Income (loss) from discontinued operations	(7)	5	10	25	33
Net income (loss)	(507)	(183)	46	352	(292)
Attributable to:
• Equity owners of the parent	(515)	(184)	25	340	(334)
• Non-controlling interests	8	1	21	12	42
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.23)	(0.08)	0.01	0.15	(0.15)
• Diluted earnings (loss) per share	(0.23)	(0.08)	0.01	0.13	(0.15)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(0.22)	(0.09)	0.01	0.14	(0.16)
• Diluted earnings per share	(0.22)	(0.09)	0.01	0.12	(0.16)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	(0.01)	(0.01)	0.00	0.01	0.01
• Diluted earnings per share	(0.01)	(0.01)	0.00	0.01	0.01

(1)	2010 consolidated income statement is re-presented to reflect the impacts of discontinued operations (see Note 10).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38

(In millions of euros - except per share information) 2009 (1)	Q1	Q2	Q3	Q4	Total
Revenues	3,524	3,825	3,608	3,884	14,841
Cost of sales	(2,448)	(2,595)	(2,437)	(2,505)	(9,986)
Gross profit	1,076	1,230	1,171	1,379	4,855
Administrative and selling expenses	(730)	(729)	(667)	(650)	(2,776)
Research and development expenses before capitalization of development expenses	(674)	(639)	(595)	(557)	(2,465)
Impact of capitalization of development expenses	(1)	(1)	1	2	1
Research and development costs	(675)	(640)	(594)	(555)	(2,464)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(329)	(139)	(90)	174	(384)
Restructuring costs	(78)	(123)	(129)	(268)	(598)
Litigations	-	-	-	(109)	(109)
Gain/(loss) on disposal of consolidated entities	-	-	-	99	99
Post-retirement benefit plan amendments	(2)	1	38	211	248
Income (loss) from operating activities	(409)	(261)	(181)	107	(744)
Interest relative to gross financial debt	(84)	(74)	(72)	(83)	(313)
Interest relative to cash and marketable securities	23	16	8	13	60
Finance costs	(61)	(58)	(64)	(70)	(253)
Other financial income (loss)	48	96	51	58	253
Share in net income (losses) of equity affiliates	(9)	3	2	5	1
Income (loss) before income tax, related reduction of goodwill and discontinued operations	(431)	(220)	(192)	100	(743)
Income tax, (charge) benefit	7	89	11	(30)	77
Income (loss) from continuing operations	(424)	(131)	(181)	70	(666)
Income (loss) from discontinued operations	2	133	2	25	162
Net income (loss)	(422)	2	(179)	95	(504)
Attributable to:
• Equity owners of the parent	(402)	14	(182)	46	(524)
• Non-controlling interests	(20)	(12)	3	49	20
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.18)	0.01	(0.08)	0.02	(0.23)
• Diluted earnings (loss) per share	(0.18)	0.01	(0.08)	0.02	(0.23)
Net income (loss) (before discontinued operations) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.18)	0.00	(0.08)	0.01	(0.30)
• Diluted earnings (loss) per share	(0.18)	0.00	(0.08)	0.01	(0.30)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.00	0.06	0.00	0.01	0.07
• Diluted earnings per share	0.00	0.05	0.00	0.01	0.07

(1)	2009 consolidated income statement is re-presented to reflect the impacts of discontinued operations (see Note 10).