Form 20-F
period 2012-12-31
ALCATEL LUCENT
filed 2013-03-12
CIK 886125

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

2,326,563,826 ordinary shares, nominal value €2 per share

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

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2012, 2011, 2010, 2009 and 2008 included several negative, non-cash impacts of purchase accounting entries.

On October 19, 2011, Alcatel-Lucent announced that it had received a binding offer of U.S. $ 1.5 billion from a company owned by the Permira funds for the acquisition of its Genesys business. The closing of the deal was completed on February 1, 2012. As a result of this transaction, our 2011, 2010, 2009 and 2008 financial results pertaining to the Genesys business are treated as discontinued operations.

1

   1

SELECTED FINANCIAL DATA

1.1 CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

1.1     CONDENSED CONSOLIDATED INCOME STATEMENT AND STATEMENT OF FINANCIAL POSITION DATA

	For the year ended December 31,
(In millions, except per share data)	2012 (1)	2012	2011	2010	2009	2008
Income Statement Data
Revenues	U.S.$19,048	€14,446	€15,327	€15,658	€14,841	€16,636
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets, and post-retirement benefit plan amendments	(646)	(490)	251	(70)	(384)	(112)
Restructuring costs	(646)	(490)	(203)	(371)	(598)	(561)
Impairment of assets	(1,179)	(894)	-	-	-	(4,725)
Income (loss) from operating activities	(2,185)	(1,657)	117	(377)	(744)	(5,358)
Income (loss) from continuing operations	(2,791)	(2,117)	730	(325)	(666)	(5,247)
Net income (loss)	(1,913)	(1,451)	1,144	(292)	(504)	(5,173)
Net income (loss) attributable to equity owners of the parent	(1,812)	(1,374)	1,095	(334)	(524)	(5,215)
Earnings per ordinary share
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share
• basic (2)	U.S.$(1.17)	€(0.89)	0.30	(0.16)	(0.30)	(2.34)
• diluted (3)	U.S.$(1.17)	€(0.89)	0.28	(0.16)	(0.30)	(2.34)
Dividend per ordinary share (4)	-	-	-	-	-	-
Dividend per ADS (4)	-	-	-	-	-	-

	At December 31,
(In millions)	2012 (1)	2012	2011	2010	2009	2008
Statement of Financial Position Data
Total assets	U.S.$28,172	€21,365	€24,203	€24,876	€23,896	€27,373
Marketable securities and cash and cash equivalents	6,500	4,929	4,473	5,689	5,570	4,593
Bonds, notes issued and other debt - long-term part	5,214	3,954	4,290	4,112	4,179	3,998
Current portion of long-term debt and short-term debt	1,130	857	329	1,266	576	1,097
Capital stock	6,135	4,653	4,651	4,637	4,636	4,636
Equity attributable to the equity owners of the parent after appropriation (5)	2,566	1,946	3,854	3,545	3,740	4,633
Non-controlling interests	982	745	747	660	569	591

(1)	Translated solely for convenience into dollars at the noon buying rate of €1.00 = U.S.$1.3186 on December 31, 2012.
(2)	Based on the weighted average number of shares issued after deduction of the weighted average number of shares owned by our consolidated subsidiaries at December 31, without adjustment for any share equivalent:

– ordinary shares:2,268,089,691 in 2012, 2,265,024,193 in 2011, 2,259,877,263 in 2010, 2,259,696,863 in 2009 and 2,259,174,970 in 2008.
(3)	Diluted earnings per share takes into account share equivalents having a dilutive effect after deduction of the weighted average number of share equivalents owned by our consolidated subsidiaries. Net income is adjusted for after-tax interest expense related to our convertible bonds. The dilutive effect of stock option plans is calculated using the treasury stock method. The number of shares taken into account is as follows:

– ordinary shares: 2,268,089,691 in 2012, 2,865,930,999 in 2011, 2,259,877,263 in 2010, 2,259,696,863 in 2009 and 2,259,174,970 in 2008.

(4)	Under French company law, payment of annual dividends must be made within nine months following the end of the fiscal year to which they relate. Our Board of Directors has announced that it will propose not to pay a dividend for 2012 at our Annual Shareholders’ Meeting to be held on May 7, 2013.

(5)	Amounts presented are net of dividends distributed. Equity attributable to equity owners of the parent before appropriation was €1,946 million, €3,854 million, €3,545 million, €3,740 million and €4,633 million as of December 31, 2012, 2011, 2010, 2009 and 2008 respectively and dividends proposed or distributed amounted to €0 million as of December 31, 2012, 2011, 2010, 2009 and 2008.

SELECTED FINANCIAL DATA

1.2 EXCHANGE RATE INFORMATION

1.2     EXCHANGE RATE INFORMATION

The table below shows the average noon buying rate of euro for each year from 2008 to 2012. As used in this document, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

Year	Average rate (1)
2012	U.S.$ 1.2909
2011	U.S.$ 1.4002
2010	U.S.$ 1.3209
2009	U.S.$ 1.3955
2008	U.S.$ 1.4695

(1)	The average of the noon buying rate for euro on the last business day of each month during the year.

The table below shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months.

Period	High	Low
March 2013 (through March 8)	U.S.$ 1.3098	U.S.$ 1.2988
February 2013	U.S.$ 1.3692	U.S.$ 1.3054
January 2013	U.S.$ 1.3584	U.S.$ 1.3047
December 2012	U.S.$ 1.3260	U.S.$ 1.2930
November 2012	U.S.$ 1.3010	U.S.$ 1.2715
October 2012	U.S.$ 1.3133	U.S.$ 1.2876
September 2012	U.S.$ 1.3142	U.S.$ 1.2566

On March 8, 2013, the noon buying rate was €1.00 = U.S. $1.2992.

   1

1

SELECTED FINANCIAL DATA

1.2 EXCHANGE RATE INFORMATION

ACTIVITY OVERVIEW

2.1 NETWORKS SEGMENT

2    ACTIVITY OVERVIEW

The charts below set forth the three operating segments that comprised our organization in 2012: Networks, S3 (Software, Services and Solutions) and Enterprise. In 2012, our Networks segment was organized into four businesses: IP, Optics, Wireless and Wireline. According to independent industry analysis, in 2012, we were able to maintain or grow our market position in key next generation technologies, such as IP/MPLS service provider edge routers, 100Gbps WDM (Wavelength Division Multiplexing) products and GPON (Gigabit Passive Optical Network) technology. We were also able to maintain our leadership position in areas such as CDMA, submarine optics, VDSL2 (Very High speed Digital Subscriber Line) and Ethernet mobile backhaul.

2.1    NETWORKS SEGMENT

IP

Position	Activities	Market positions
We are a world leader and privileged partner of service providers, enterprises and governments in transforming their networks to an all-IP (Internet Protocol) architecture.	Central focus is on the IP intelligent router market. Our technology allows service providers to enrich the end-user experience which creates sustainable value.	• #2 in IP/MPLS service provider edge routers with 25% market share based on revenues in 2012 (1) • #1 in Ethernet mobile backhaul with 22% market share based on revenues in the first half of 2012 (1)

(1)	Industry analysts

OPTICS

Position	Activities	Market positions
As a leader in optical networking, we help more than 1,000 service providers and large strategic industries to transform their transmission infrastructures in the framework of a High Leverage Network™, ensuring reliable transport of data at the lowest cost per bit and enabling new revenue generating services and applications.	By leveraging Bell Labs innovations, we design, manufacture and market optical networking equipment to transport information over fiber optic connections over long distances on land (terrestrial) or under sea (submarine), as well as for short distances in metropolitan and regional areas. The portfolio also includes microwave wireless transmission equipment.	• #2 in total optical networking with 14% market share based on revenues in 2012 (1) • #1 in 100Gbps port shipments lifetime-to-date through 2012 (1)

(1)	Industry analysts

WIRELESS

Position	Activities	Market positions
We are one of the world’s leading suppliers of wireless communications infrastructure across a variety of technologies.

Our activities focus on wireless product offerings for 2G (GSM/GPRS/EDGE, CDMA), 3G (UMTS/HSPA/EV-DO) and 4G networks (LTE).

As a key element to our portfolio, lightRadio™ enables operators to add wireless capacity quickly and cost-effectively where it is needed to address increasing demand for mobile broadband data services.

•   #1 in CDMA with 37% market share based on revenues in 2012 (1)

•   #5 in GSM/GPRS/EDGE Radio Access Networks with 6% market share based on revenues in 2012 (1)

•   #4 in W-CDMA Radio Access Networks with 9% market share based on revenues in 2012 (1)

•   #3 in LTE with 16% market share based on revenues in 2012 (1)

•   Market leader in small cells with 46 commercial deployments through the end of 2012; #1 in consumer and enterprise contracts for small cells in 2012 (1)

(1)	Industry analysts

   2

2

ACTIVITY OVERVIEW

2.1 NETWORKS SEGMENT

WIRELINE

Position	Activities	Market positions
We are one of the worldwide leaders in the fixed broadband access market, supporting the largest deployments of video, voice and data services over broadband. We are the largest global supplier of digital subscriber line (or DSL) technology and the second largest supplier of GPON technology(1). We are also a leading supplier of communications products that deliver innovative voice and multimedia services with quality, reliability, scalability, and security across a variety of devices and fixed, mobile, and converged networks.	Our family of IP-based fixed access products provides support for both DSL and fiber, allowing service providers to extend fiber- and copper-based broadband access to the customer’s premise or to use them in highly optimized combinations. Our IP Multimedia Subsystem (IMS) activities are focused on the delivery of session control, media gateway control, media gateway, and session border control, integrated into meaningful solutions for service providers.

•   #1 in broadband access with 36% DSL market share based on revenues in 2012 (1)

•   #1 in VDSL2 with 40% market share revenues in 2012 (1)

•   #2 in GPON technology based on revenues with 31% market share in 2012 (1)

•   #3 in IMS core (session control) revenues in the last 4 quarters ending 3Q12 with 17% market share (1)

(1)	Industry analysts

2.2    SOFTWARE, SERVICES AND SOLUTIONS (S3) SEGMENT

SERVICES

Position	Activities	Market positions
A world leader in supplying services for telecommunications service providers and strategic industries (transportation, energy and public sector), with expertise in consulting, design integration, operations management and maintenance of complex, multi-vendor end-to-end telecommunications networks; includes services to transform networks to next-generation Wireless and converged, all IP platforms, that are efficient, intelligent and optimized to deliver new services, content and applications.	Activities focus on supplying complete offerings for networks’ entire life cycle: consultation, integration, migration and transformation, deployment, outsourcing and maintenance.

•   #3 in overall Services market based on revenues in 2012 (1)

•   Leader in IP Transformation Services, with over 2,300 multivendor network and service migrations globally

•   OSS/IT engagements with over 300 customers worldwide and 1,000 OSS/IT and security consultants with delivery capabilities in 20+ countries

•   Managed Services deals in 40+ networks covering 200 million subscribers (1)

(1)	Alcatel-Lucent estimate

ACTIVITY OVERVIEW

2.2 SOFTWARE, SERVICES AND SOLUTIONS (S3) SEGMENT

NETWORK APPLICATIONS

Position	Activities	Market positions
Our Network applications portfolio provides the software platforms and systems hardware to create network-based Solutions, focused on addressing key customer challenges and opportunities. Solutions include Advanced Communications, Mobile Commerce, Payment and Charging, Customer Experience, Application Enablement and Cloud.	Activities focus on the development and sale of solutions that combine software, services and partnerships to address key service provider market opportunities.

•   106 IMS customer projects including 43 with live commercial traffic (1)

•   200+ Subscriber Data Management deployments with over one billion subscribers (1)

•   400M+ Payment subscribers processing over €4.5 billion/month (1)

•   Customer Experience solutions for over 180+ of the world’s leading service providers (1)

•   Strong presence within Carrier Cloud orchestration and management. Secured trials with several major tier 1 service providers (1)

(1)	Alcatel-Lucent estimate

2.3     ENTERPRISE SEGMENT

Position	Activities	Market positions
A world leader in communications and network solutions for businesses of all sizes, serving more than 500,000 customers worldwide.	Supply end to end products, solutions and services for small, medium, large and extra-large companies to improve conversations and collaboration across employees, customers and partners.	• #3 in enterprise telephony worldwide market share based on revenues in 2012 (1) • 2012 leader in Corporate Telephony Magic Quadrant (1)

(1)	Industry analysts

   2

2

ACTIVITY OVERVIEW

2.3 ENTERPRISE SEGMENT

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

3.1    RISKS RELATING TO THE BUSINESS

In 2012, as part of our Performance Program, we have realigned our strategic focus, shifting our resources to support that focus. If our strategic plan is not aligned with the direction our customers take as they invest in the evolution of their networks, customers may not buy our products or use our services.

We have realigned our strategic focus, and, in turn, implemented a realignment of our operations in support of that plan. The transformation included a change in the composition of our spending on research and development over the past few years as we accelerated the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies. Our choices of specific technologies to pursue and those to de-emphasize may prove to be inconsistent with our customers’ investment spending.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, decisions by service providers and other customers that buy our products and services regarding their deployment of technology and their timing of purchases and roll-out, as well as demand and spending for communications services by businesses and consumers.

Spending trends in the global telecommunications industry were mixed in 2012 where the surge in smartphone penetration, mobile data and all-IP network transformation led to increased spending in IP and certain regional growth in 4G LTE wireless technologies, mainly the United States, while the macroeconomic environment and political unrest in some regions, negatively impacted spending in other technologies. While overall uncertain economic conditions should continue to prevail in 2013, industry conditions should be slightly better in 2013 compared to 2012. Actual market conditions could be very different from what we expect and are planning for due to the uncertainty that exists about the recovery in the global economy. Moreover, market conditions could vary geographically and across different technologies, and are subject to substantial fluctuations. Conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, the results of our operations may be adversely affected.

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

In addition, our sales volume as well as product and geographic mix will affect our gross margin. Therefore, if reduced demand for our products results in lower than expected sales volume, or if we have an unfavorable product or geographic mix, we may not achieve the expected gross margin, resulting in lower than expected profitability. These factors may fluctuate from quarter to quarter.

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

Over time, we may derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms and credit facilities, including our €2 billion Senior Secured Credit Facilities that we entered into in January 2013. Our ability to continue to draw upon these resources (other than the credit facilities, which are fully drawn) is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable; the perception of our credit quality by lenders and investors; the debt and equity market conditions generally, and our compliance with the terms of our Senior Secured Credit Facilities and our debt indentures. Given current conditions, access to the debt and equity markets may not be

   3

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

relied upon at any given time. Based on our current view of our business and capital resources and the overall market environment, we believe we have sufficient resources to fund our operations for the next twelve months. If, however, the business environment were to materially worsen, or the credit markets were to limit our access to bid and performance bonds, or our customers were to dramatically pull back on their spending plans, our liquidity situation could deteriorate. If we cannot generate sufficient cash flow from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds, asset sales or financing from third parties. We cannot provide any assurance that such funding will be available on terms satisfactory to us. If we were to incur higher levels of debt, this would require a larger portion of our operating cash flow to be used to pay principal and interest on our indebtedness. The increased use of cash to pay indebtedness could leave us with insufficient funds to finance our operating activities, such as Research and Development expenses and capital expenditures, which could have a material adverse effect on our business.

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

A substantial portion of our sales are to customers in the telecommunications industry. Some of these customers require their suppliers to provide extended payment terms, direct loans or other forms of financial support as a condition to obtaining commercial contracts. We have provided and in the future we expect that we will provide or commit to financing where appropriate for our business. Our ability to arrange or provide financing for our customers will depend on a number of factors, including our credit rating; our level of available credit; and our ability to sell off commitments on acceptable terms. More generally, we expect to routinely enter into long-term contracts involving significant amounts to be paid by our customers over time. Pursuant to these contracts, we may deliver products and services representing an important portion of the contract price before receiving any significant payment from the customer. As a result of the financing that may be provided to customers and our commercial risk exposure under long-term contracts, our business could be adversely affected if the financial condition of our customers erodes. Over the past few years, certain of our customers have sought protection under the bankruptcy or reorganization laws of the applicable jurisdiction, or have experienced financial difficulties. Continuing the trend of the last two years, in 2012 there appeared to be fewer instances where our customers experienced such difficulties. We cannot predict how that situation may evolve in 2013, when we expect uncertain economic conditions to continue. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.

The Group’s U.S. pension and post-retirement benefit plans are large and have funding requirements that fluctuate based on how their assets are invested, the performance of financial markets worldwide, interest rates, assumptions regarding the life-expectancy of covered employees and retirees, medical price increases, and changes in legal requirements. These plans are costly, and our efforts to fund or control these costs may be ineffective.

Many former and current employees and retirees of the Group in the U.S. participate in one or more of our major defined benefit pension and welfare benefit plans that provide post-retirement pension, healthcare, and group life benefits.

Volatility in discount rates and asset values will affect the funded status of our pension plans.

For purposes of calculating our funding requirements for our U.S. pension plans, the U.S. Internal Revenue Code (the “Code”) provides a number of methods to use for measuring plan assets and for determining the discount rate to be applied. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on a prior period of time not to exceed two years, with the valuation date as the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (effectively, the average yield curve of the daily rates for the month preceding the valuation date) or a 24-month average of the rates for each time segment (any 24-month period as long as the 24-month period ends no later than five months before the valuation date). To measure the 2011 funding valuation, we selected the 2-year asset fair value smoothing method for the U.S. management pension plan and U.S. occupational pension plans, and for the discount rate we selected the 24-month average of the rates for each time segment for the month ended September 30, 2010 for the U.S. management pension plan and the 24-month average of the rates for each time segment for the month ended December 31, 2010 for the U.S. occupational pension plans. As a result of these choices, we will not have to make any funding contributions for the 2011 funding valuation (i.e. no contribution contemplated through at least 2013). Starting with the 2012 funding valuation that will occur in September 2013, the Moving Ahead for Progress in the 21st Century Act (MAP21), enacted in July, 2012, will stabilize the interest rates used to determine our U.S. pension plan funding requirements by establishing “corridors” around a 25-year average rate, which will increase the selected interest rates to be used for funding valuations. According to a preliminary assessment of our U.S. pension plans, the new legislation would suggest that no funding contribution should be required through at least 2016.

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

Pension and post-retirement health plan participants may live longer than has been assumed, which would result in an increase in our benefit obligation.

For pension funding purposes, we use the mortality table issued by the Internal Revenue Service (IRS) which includes fifteen years of projected improvements in life span for active and former employees not yet receiving pension payments, and seven years for retirees receiving payments. For accounting purposes, we use the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. These tables determine the period of time over which we assume that benefit payments will be made. The longer the period, the larger the benefit obligation and the amount of assets required to cover that obligation.

To estimate our future U.S. retiree healthcare plan obligations, we use the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. As with pension benefits, longer lives of our participants would likely increase our retiree healthcare benefit obligation. We cannot be certain that the longevity of our participants in our retiree healthcare plans or pension plans will not exceed that indicated by the mortality tables we currently use, or that future updates to these tables will not reflect materially longer life expectancies.

We may not be able to fund the healthcare and group life insurance costs of our formerly represented retirees with excess pension assets in accordance with Section 420 of the U.S. Internal Revenue Code.

We expect to fund our current healthcare and group life insurance costs for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers with transfers of excess pension assets from our Occupational – inactive pension plan in which these retirees are participants. Excess assets are defined by Section 420 of the Code as being those assets in excess of either 120% or 125% of the plan’s funding obligation before the application of MAP21, depending on the type of transfer selected. Based on current actuarial assumptions and based on the present level and structure of benefits, we believe that we could continue to fund healthcare and life insurance for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers through Section 420 transfers. However, a deterioration in the funded status of our occupational pension plan could negatively impact our ability to make future Section 420 transfers.

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

We also experience other market risks, including changes in interest rates and in prices of marketable securities that we own. We may use derivative financial instruments to reduce certain of these risks. If our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

An impairment of other intangible assets or goodwill would adversely affect our financial condition or results of operations.

We have a significant amount of goodwill and intangible assets, including acquired intangibles, development costs for software to be sold, leased or otherwise marketed and internal use software development costs as of December 31, 2012. In connection with the combination between Alcatel and Lucent, a significant amount of additional goodwill and acquired intangible assets were recorded as a result of the purchase price allocation.

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

In addition, in 2012, we incurred the following impairment charges: €122 million for capitalized development costs, €191 million for other intangible assets and €522 million for goodwill. These impairment charges related to CDMA and GSM market conditions, where LTE technology is replacing GSM and CDMA technology faster than predicted and our revised assumptions about the pace of the Wavelength-Division Multiplexing (or “WDM”) ramp-up and the migration to new technologies in our Optics product division. (See Section 6

   3

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

“Operating and Financial Review and Prospects- Critical Accounting Policies.”)

If any material unfavorable change in any of the key assumptions used to determine the recoverable value of our Product Divisions, as described in our critical accounting policies, were to occur, additional impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations or financial condition.

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

We have a number of competitors, many of which currently compete with us and some of which are very large, with substantial technological and financial resources and established relationships with global service providers. Some of these competitors have very low cost structures, which allow them to be very competitive in terms of pricing. In addition, new competitors may enter the industry as a result of acquisitions or shifts in technology. These new competitors, as well as existing competitors, may include entrants from the telecommunications, computer software, computer services and data networking industries. We cannot assure you that we will be able to compete successfully with these companies. Competitors may be able to offer lower prices, additional products or services or a more attractive mix of products or services, or services or other incentives that we cannot or will not match or offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to customers, prospective customers, employees and strategic partners.

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

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

Unauthorized third parties have targeted our information systems, using sophisticated attempts, referred to as advanced persistent threats, “phishing” and other attacks. We believe that such attempts to access our information systems have on one or more occasions been successful. We continue to take corrective actions that we believe will substantially mitigate the risk that such attacks will materially impact our business or operations, or that of our customers. We cannot rule out that there may have been other cyber attacks that have been successful and/or that have not been detected. Our business is also vulnerable to theft, fraud, trickery or other forms of deception, sabotage and intentional acts of vandalism by third parties as well as employees.

We have procedures in place for responding to known or suspected data breaches. In addition, we conduct periodic assessments of our system vulnerabilities and the effectiveness of our security protections and have undertaken and will continue to undertake information security improvement programs ourselves and in coordination with our suppliers and business partners. However, there is no guarantee that our existing procedures or the improvement programs will be sufficient to prevent future security breaches or cyber attacks. In addition, as we have outsourced a significant portion of our information technology operations and other operations, we are also subject to vulnerabilities attributable to such third parties. Information technology is rapidly evolving, the techniques used to obtain unauthorized access or sabotage systems change frequently and the parties behind cyber attacks and other industrial espionage are believed to be sophisticated and well funded, and it is not commercially or technically feasible to mitigate all known vulnerabilities in a timely manner or to eliminate all risk of cyber attacks and data breaches. Unauthorized access to or modification of, misappropriation or loss of our intellectual property and confidential information could result in litigation and potential liability to customers, suppliers and other third parties, harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or damage our brand and reputation, which could materially adversely affect our business, results of operations or financial condition. In addition, the cost and operational consequences of implementing further information system protection measures could be significant. We may not be successful in implementing such measures, which could cause business disruptions and be more expensive, time consuming and resource-intensive. Such disruptions could adversely impact our business.

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

   3

3

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

Our ten largest customers accounted for 44% of our revenues in 2012 (among which Verizon and AT&T represented 11% and 10% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 44% of our revenues in 2012 (among which Verizon and AT&T represented 11% and 10% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obligated to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry.

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

In addition to the currency risks described elsewhere in this section, our international operations are subject to a variety of risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. We expect to continue to focus on expanding business in emerging markets in Asia, Africa, Latin America and Eastern Europe. In many of these emerging markets, we may be faced with several risks that are more significant than in other countries. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency. Also, it is possible that political developments in certain countries, similar to those in the Middle East and North Africa in 2011 and 2012, may have, at least temporarily, a negative impact on our operations in those countries. In 2012, as part of our Performance Program, we have made the decision to exit or restructure our business in unprofitable markets in which we currently do business, to help simplify our operating model and to adapt our go-to-market strategy.

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

RISK FACTORS

3.1 RISKS RELATING TO THE BUSINESS

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

We are defendants in various lawsuits. These lawsuits against us include such matters as commercial disputes, claims regarding intellectual property, customer financing, product discontinuance, asbestos claims, labor, employment and benefit claims and others. We are also involved in certain investigations by government authorities. For a discussion of some of these legal proceedings and investigations, you should read “Legal Matters” in Section 6.10 of this annual report and Note 36 to our consolidated financial statements included elsewhere in this document. We cannot predict the extent to which any of the pending or future actions will be resolved in our favor, or whether significant monetary judgments will be rendered against us. Any material damages resulting from these lawsuits and investigations could adversely affect our profitability and cash flow.

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

INFORMATION ABOUT THE GROUP

4.1 GENERAL

4    INFORMATION ABOUT THE GROUP

4.1    GENERAL

The long-trusted partner of service providers, enterprises and governments around the world, we are a leading innovator in the field of networking and communications technology, products and services. The Group is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Our innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, we were named one of the Thomson Reuters Top 100 Global Innovators, recognition for our continued addition to our world-class patent portfolio, one of the largest in the telecom industry. We have also been recognized for our sustainability performance. In 2012 we were ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through our innovations, we are making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World. With operations throughout the world, we are a local partner with global reach.

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

The address for Barbara Larsen, our authorized representative in the United States, is Alcatel-Lucent USA Inc., 600 Mountain Avenue, Murray Hill, New Jersey 07974.

   4

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

4.2    HISTORY AND DEVELOPMENT

Set forth below is an outline of certain significant events of Alcatel-Lucent from formation until 2009:

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

Acquisition of Tropic Networks (regional and metro-area optical networking equipment for use in telephony, data, and cable applications)

Sale of our 49.9 % interest in Draka Comteq to Draka Holding NV, our joint venture partner in this company

Sale of our 12.4 % interest in Avanex to Pirelli, and supply agreements with both Pirelli and Avanex for related components

Sale of our 67% interest in the capital of Alcatel Alenia Space and our 33% interest in the capital of Telespazio (a worldwide leader in satellite services) to Thales. Completion of the contribution to Thales of our railway signaling business and our integration and services activities for mission-critical systems not dedicated to operators or suppliers of telecommunications services

2008

Acquisition of Motive Networks, a U.S-based company developing and selling remote management software solutions for automating the deployment, configuration and support of advanced home networking devices called residential gateways

Agreement with Dassault Aviation regarding the sale of our 20.8% interest in Thales

2009

Sale of our 20.8% stake in Thales to Dassault Aviation

Sale of Dunkermotoren GmbH, our electrical fractional horsepower motors and drives subsidiary, to Triton

Joint announcement with Hewlett-Packard (HP) of a 10-year co-sourcing agreement expected to help improve the efficiency of IS/IT infrastructure and create a joint go-to-market approach

Joint-venture with Bharti Airtel to manage Bharti Airtel’s pan-India broadband and telephone services

   4

4

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

RECENT EVENTS

2012 dividend. Our Board has determined that it is not prudent to pay a dividend on our ordinary shares and ADSs based on 2012 results. Our Board will present this proposal at our Annual Shareholders’ Meeting on May 7, 2013.

Appointment of new CEO and of Vice-Chairman of the Board of directors. On February 22, 2013, our Board of Directors approved the appointment of Mr. Michel Combes as the Group’s new Chief Executive Officer, effective April 1, 2013. Mr. Michel Combes will also join our Board of Directors, subject to the approval of the shareholders at our Annual Shareholders’ Meeting on May 7, 2013. He will succeed Mr. Ben Verwaayen, who has decided not to seek re-election as a director at such meeting, and who will step down as CEO.

Our Board of Directors also approved the appointment of Mr. Jean C. Monty as Vice-Chairman of the Board, effective immediately.

Completion of multi-year financing commitments. On January 30, 2013, we announced the closing of the financing transaction initiated in December 2012 for an increased amount totalling €2 billion from € 1.615 billion (see below, section “Other matters” in “Highlights of transactions in 2012”, Section 4.5 “Material Contracts”, and Section 6.6 “Liquidity and Capital Resources” – 2013 Senior Secured Credit Facilities” for a detailed description of the terms of the three Senior Secured Credit Facilities).

In connection with that transaction, the existing unsecured revolving credit facility was terminated.

Changes in credit rating and watch list. On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from CreditWatch with negative implication. The outlook is negative.

At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

End of joint venture with Bharti Airtel. In February 2013, we decided with Bharti Airtel to discontinue the joint venture formed in 2009 for the management of Bharti Airtel’s pan-India broadband and telephone services and to help Bharti Airtel’s transition to a next generation network across India. As a result, the former joint venture’s operations were absorbed into a new business entity set up by Bharti Airtel.

HIGHLIGHTS OF TRANSACTIONS DURING 2012

DISPOSITIONS

Disposal of Genesys. On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011.

OTHER MATTERS

Multi-year financing commitments. On December 14, 2012, we announced that we had entered into fully-committed € 1.615 billion Senior Secured Credit Facilities underwritten by Credit Suisse AG and Goldman Sachs Bank USA. Alcatel-Lucent USA Inc. is the borrower under these Senior Secured Credit Facilities, and Alcatel-Lucent and some of its material subsidiaries are guarantors. The Senior Secured Credit Facilities are denominated in U.S. dollars and in euros, and have maturities of three and a half to six years. The three Senior Secured Credit Facilities are secured by part of the intellectual property portfolio of Alcatel-Lucent, shares of subsidiaries of the Group, certain intercompany loans and certain tangible and intangible personal property of some companies of our Group (all as more detailed in Section 6.6, “Liquidity and Capital Resources – 2013 Senior Secured Credit Facilities”), and include customary terms and conditions corresponding to this type of financing, but with no financial maintenance covenant (a covenant the calculation of which is usually tested quarterly and which measures the capacity of the borrower to repay debt).

Launch of The Performance Program. On July 26, 2012 we launched The Performance Program, with which we expect to achieve € 750 million in cost reductions, in addition to those previously announced in 2011, totaling € 1.25 billion of cost savings by the end of 2013 when taking into account our fixed and variable cost savings of close to €650 million in 2012. This program includes reductions of approximately 5,500 global headcount across the Group and of approximately 1,400 contractors, exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets. (See Section 6.1, “Overview of 2012”).

As a part of The Performance Program, a new organization became effective as of January 1, 2013 (see Section 5.1 “Business organization” and Section 12, Notes 5 and 2k to our consolidated financial statements).

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

Repayment of notes issued in 2010. In February 2012, we repaid the notes that we had issued in July 2010 with maturity in February 2011 (then extended to February 2012) and in October 2010 with maturity in February 2012, for an aggregate €50 million in nominal value. In May 2012, we repaid the notes that we had issued in July 2010 with maturity in May 2011 (then extended to May 2012) for an aggregate €50 million in nominal value.

Change in credit ratings. On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

INFORMATION ABOUT THE GROUP

4.2 HISTORY AND DEVELOPMENT

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as of Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

Agreement with RPX concerning our patents. On February 9, 2012 we entered into an agreement with RPX Corporation (“RPX”), a company active in the patent risk solutions business, pursuant to which, for a finite period, RPX will offer access to our worldwide patent portfolio through non-exclusive patent licenses to be entered into between members of the RPX client network and Alcatel-Lucent. License fees will vary depending upon company size, portfolio applicability, technology areas and other relevant factors. On July 26, we announced that this agreement was amended to remove exclusivity, and that we decided to create a dedicated profit center within our Group, to directly address some opportunities related to our patent portfolio.

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

   4

4

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

INFORMATION ABOUT THE GROUP

4.3 STRUCTURE OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2012

4.3    STRUCTURE OF THE MAIN CONSOLIDATED COMPANIES AS OF DECEMBER 31, 2012

The organization chart below reflects the main companies consolidated in the Group as of December 31, 2012, such as listed in note 38 of the consolidated financial statements. Percentages of shares capital’s interest equal 100% unless otherwise specified.

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

At December 31, 2012, our total production capacity was equal to approximately 270,000 sq. meters and the table below shows the breakdown by region for the Networks segment, where our production capacity is concentrated.

We believe that these properties are in good condition and meet the needs and requirements of the Group’s current and future activity and do not present an exposure to major environmental risks that could impact the Group’s earnings.

The environmental issues that could affect how these properties are used are mentioned in Section 8.1 “Environment” of this annual report.

The sites mentioned in the tables below were selected among our portfolio of 558 sites to illustrate the diversity of the real estate we use, applying four main criteria: region, business segment, type of use (production/assembly, research/innovation or support function), and whether the property is owned or leased.

ALCATEL-LUCENT, PRODUCTION CAPACITY AT DECEMBER 31, 2012

(in thousands of sq. meters)	EMEA	Americas	APAC	Total
Networks	142	54	74	270
Total	142	54	74	270

PRODUCTION/ASSEMBLY SITES

Country	Site	Ownership
China	Shanghai Pudong	Full ownership
China	Shanghai Songjiang	Full ownership
France	Calais	Full ownership
France	Eu	Full ownership
United Kingdom	Greenwich	Full ownership
United States	Meriden	Full ownership

The main features of our production sites are as follows:

—

site of Shanghai Pudong (China): 142,000 sq. meters, of which 24,000 sq. meters is used for the production for Wireline and Wireless Access activities, the remainder of the site is used mainly for offices and laboratories;

—	site of Shanghai Songjiang (China): 25 000 sq. meters used for the manufacturing of products for RFS (Radio Frequency Systems);

—	site of Calais (France): 79,000 sq. meters, of which 61,000 sq. meters is used for the production of submarine cables;

—	site of Eu (France): 31,000 sq. meters, of which 16,000 sq. meters is used for the production of boards;

—	site of Greenwich (United Kingdom): 34,000 sq. meters, of which 19,500 sq. meters is used for the production of submarine cables;

—	site of Meriden (United States): 45,000 sq. meters, used for the manufacturing of products for RFS (Radio Frequency Systems);

INFORMATION ABOUT THE GROUP

4.4 REAL ESTATE AND EQUIPMENT

RESEARCH AND INNOVATION AND SUPPORT SITES

Country	Site	Ownership
Germany	Stuttgart	Lease
Germany	Nuremberg	Lease
Austria	Vienna	Full ownership
Belgium	Anvers	Lease
Brazil	São Paulo	Full ownership
Canada	Ottawa	Full ownership
China	Shanghai Pudong	Full ownership
Spain	Madrid	Lease
United States	Plano	Full ownership
United States	Naperville	Full ownership
United States	Murray Hill	Full ownership
France	Villarceaux	Lease
France	Vélizy	Lease
France	Colombes	Lease
France	Lannion	Full ownership
France	Paris Headquarters	Lease
France	Orvault	Lease
India	Bangalore	Lease
India	Chennai	Lease
Italy	Vimercate	Lease
Mexico	Cuautitlan Izcalli	Full ownership
Netherlands	Hoofddorp	Lease
Poland	Bydgoszcz	Full ownership
Romania	Timisoara	Full ownership
United Kingdom	Swindon	Lease
Singapore	Singapore	Lease

The occupation rate of these sites varies between 50 and 100% (average rate is 78%); the space which is not occupied by Alcatel-Lucent is leased to other companies or remains vacant. The average rate of 78% is based on the global portfolio of Alcatel-Lucent. The facilities presented are the major sites and form a representative sample of our activities.

   4

4

INFORMATION ABOUT THE GROUP

4.5 MATERIAL CONTRACTS

4.5    MATERIAL CONTRACTS

NATIONAL SECURITY AGREEMENT AND SPECIAL SECURITY AGREEMENT

On November 17, 2006, the Committee on Foreign Investment in the United States (“CFIUS”), approved our business combination with Lucent. In the final phase of the approval process CFIUS recommended to the President of the United States that he not suspend or prohibit our business combination with Lucent, provided that we execute a National Security Agreement (“NSA”) and Special Security Agreement (“SSA”) with certain U.S. Government agencies within a specified time period. As part of the CFIUS approval process, we entered into a NSA with the Department of Justice, the Department of Homeland Security, the Department of Defense and the Department of Commerce (collectively, the “USG Parties”) effective on November 30, 2006. As of November 20, 2012, the Department of Commerce ceased to be a party to the NSA. The NSA provides for, among other things, certain undertakings with respect to our U.S. businesses relating to the work done by Bell Labs and to the communications infrastructure in the United States. Under the NSA, in the event that we materially fail to comply with any of its terms, and the failure to comply threatens to impair the national security of the United States, the parties to the NSA have agreed that CFIUS, at the request of the USG Parties at the cabinet level and the Chairman of CFIUS, may reopen review of the business combination with Lucent and revise any recommendations or make new recommendations to the President of the United States, which could lead to new commitments for Alcatel Lucent. In addition, we agreed to establish a separate subsidiary to perform certain work for the U.S. government, and hold government contracts and certain sensitive assets associated with Bell Labs. This separate subsidiary has a Board of Directors including at least three independent Directors who are resident citizens of the United States who have or are eligible to possess personnel security clearances from the Department of Defense. These Directors are former U.S. Secretary of Defense William Perry, former National Security Agency Director Lt. Gen. Kenneth A. Minihan, USAF (Ret.) and former Assistant Secretary of the U.S Navy Dr. H. Lee Buchanan. The SSA, effective December 20, 2006, that governs this subsidiary contains provisions with respect to the separation of certain employees, operations and facilities, as well as limitations on control and influence by the parent company and restrictions on the flow of certain information.

2013 SENIOR SECURED CREDIT FACILITIES

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and some major entities of the Group (in particular Alcatel-Lucent) as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into secured credit facilities that were syndicated in January 2013 (the ”Senior Secured Credit Facilities”). Credit Suisse AG acted as Administration Agent and Collateral Agent and Goldman Sachs Bank USA as Syndication Agent.

The Senior Secured Credit Facilities comprise:

—

An asset sale facility with a total nominal value of U.S.$ 500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the ABR (the greatest of the Credit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the Borrower may choose at certain intervals), maturing in August 2016;

—

A credit facility with a total nominal value of U.S.$ 1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the Borrower may choose at certain intervals), maturing in January 2019; and

—	A credit facility with a total nominal value of €300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019.

These facilities are secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc.

and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The agreement relating to the Senior Secured Credit Facilities (the ”Credit Agreement”) contains customary representations and warranties as well as customary affirmative and negative covenants. It also contains customary events of default. Upon the occurrence and during the continuance of an event of default, the lenders may declare the outstanding loans and all other obligations under the Credit Agreement immediately due and payable as provided therein.

The Credit Agreement does not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but includes covenants restricting, among other things, our Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents (iv) pay dividends, buy back equity, make certain investments and (v) dispose or transfer within the Group assets constituting the collateral of the secured financing.

These covenants, which are customary for this type of financing, are subject to a number of qualifications and exceptions. We believe that these qualifications and exceptions generally provide us with the ability to conduct our operations, strategy and finances without any significant impact due to the existence of the covenants. The Credit Agreement provides that the non-compliance with any of the covenants could trigger an event of default.

INFORMATION ABOUT THE GROUP

4.5 MATERIAL CONTRACTS

The Credit Agreement further provides that the facilities may be voluntarily pre-paid before maturity as follows:

—	regarding the asset sale facility, at 101.0% of the total nominal value if repayment takes place on or prior to January 30, 2014;

—

regarding the two other facilities, at 102.0% of the total nominal value if repayment takes place on or prior to January 30, 2014 or at 101.0% thereof if it takes place on or prior to January 30, 2015.

In addition, the Credit Agreement provides that the sale of certain assets of our Group may trigger the mandatory pre-payment of some of the Senior Secured Credit Facilities.

The proceeds of the Senior Secured Credit Facilities will be used for the refinancing of existing near term debt maturities and for working capital and general corporate purposes.

In connection with the signature of the Credit Agreement, we terminated our multi-currency syndicated revolving bank credit facility signed on 5 April 2007 for five years, which had been extended up until 5 April 2013 and under which, since 5 April 2012, €837 million were available for drawing. This revolving bank credit facility was never drawn and as result no borrowings were outstanding under the facility at termination.

The description of the Credit Agreement contained herein is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed herewith as Exhibit 4.5 and is incorporated herein by reference.

    4

4

INFORMATION ABOUT THE GROUP

4.5 MATERIAL CONTRACTS

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1 BUSINESS ORGANIZATION

5    DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1    BUSINESS ORGANIZATION

Strategic Focus. Our industry continues to experience fast-paced change driven by the massive adoption of new mobile devices and of new applications and services. This situation gives rise to some fundamental issues, which present both challenges and opportunities for the telecommunications industry and our service provider customers:

—	How to increase network capacity to meet demand, while keeping power consumption in check;

—	How to lower the cost of operations, while managing the complex transformation from multiple legacy networks to a converged all-IP network; and

—	How best to monetize their network assets, while delivering the best user experience.

Over the past few years, we have helped the industry address many of these issues with innovative approaches such as:

—

The creation of an all-IP High Leverage Network™ (HLN) architecture that has the intelligence to manage traffic while providing quality service at optimum costs as it carries different services over a service provider’s multiple networks;

—

The opening of networks via Application Enablement to help service providers develop new business models and improve subscriber loyalty through unique and personalized services, which help generate more revenue and boost brand value; and

—

Our creation of the Greentouch initiative, a consortium of information and communication technology (ICT) companies, universities and research labs dedicated to radically reducing energy consumption of devices platforms and networks.

We believe that the industry must quickly adapt to the changes that are occurring, by defining a coherent vision and network platform to facilitate global economic growth.

To this end, we are implementing a three-pronged strategy, making HLN evolve as a platform for innovation, by significantly expanding the definition, capabilities, and role of the network. We intend to:

—	Continue to develop the High Leverage NetworkTM into a software-driven, intelligent network that allows advanced controls, orchestration, and decision analytics capabilities;

—

Build on the HLN foundation to develop a platform that dramatically simplifies the process by which people can connect with others, or access any content or service, stored in the Cloud, anywhere in the world; and

—	Introduce radical, industry-changing innovations in sustainability, privacy, security and digital inclusion.

The achievement of this vision provides the framework for our focus and portfolio. It has also given us the impetus to structure our professional services to aggressively drive this transformation and to harness the full power of HLN as a platform to transform end-user experience.

A fundamental pillar of our differentiation is the key innovations coming from Bell Labs, our research arm, as well as our development organizations and our collaboration and development with coders, content providers and our customers, in areas including: cloud networking, total experience network analytics, user-optimized networks for ultra-high capacity, total privacy control and experience security. Through the development in these areas, and others, we aim to improve overall end-user experience and simplify the process by which people can connect.

One of the first and clearest examples of the success of our three-pronged strategy is the development of our lightRadio™ portfolio. lightRadio is the initial step towards massive-scale ‘metrocell’ networks that will allow mobile capacity to be delivered quickly, efficiently and with reduced operational cost and energy consumption, leveraging existing wireline assets.

Organization. In July 2012, we announced a strategic initiative, The Performance Program, structured around additional cost savings (in addition to those previously announced in 2011) totaling €1.25 billion by the end of 2013 (when taking into account our fixed and variable cost savings of close to €650 million in 2012). In September 2012, we announced a new operating model focused on core products, a strengthened sales organization and re-shaped corporate functions which became effective January 1, 2013. Benefits of The Performance Program and new operating structure should enable us to:

—	Focus on profitable markets and customers around the world

—	Optimize tendering and sales in a single global sales organization

—	Accelerate pace of transformation

—	Maintain a strong innovation engine with continued R&D investment

—	Manage our patent portfolio as a dedicated profit center

—	Concentrate on higher value-added contracts in Managed Services

—	Simplify management layers across our company

The new operating segments are as follows:

—

Networks & Platforms – a new single business group will include the former Networks division products and most of the S3 portfolio (excluding Managed Services, which will be managed separately). It is comprised of five global product and services business units, including:

—	Core Networks, combining our IP and Optics portfolios

—	Fixed Networks, addressing our broadband access portfolio (xDSL and xPON) and its key innovations

   5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.1 BUSINESS ORGANIZATION

—	Wireless, regrouping all of our mobile radio access products and technologies (LTE, CDMA, W-CDMA, GSM/EDGE, Small Cells and lightRadio)

—	Platforms, evolving our High Leverage Network capabilities into unified software platforms for control, optimization and network analytics.

—	Non-product attached services

—

Focused Businesses – will include our Enterprise and Submarine optics businesses, all which serve non-telecom customers who have very specialized needs and/or operate in different business cycles and have different requirements

In addition, we will organize our business as follows:

—

Global Sales & Marketing; we have created a combined Global Sales and Marketing organization to focus on our customers with one set of common systems, sales force and technical sales and marketing capabilities

—

Global Customer Delivery: originally created in 2011, the Global Customer Delivery organization serves as a single interface when we deliver on commitments for our customers. This organization oversees and manages global service delivery centers and defines and supports programs for end-to-end delivery strategies, best practices, knowledge management, delivery tools and systems, responsibilities, each specific to the unique technology or solution

For financial information by operating segment (also called business segment) and geographic market, see Note 5 to our consolidated financial statements and Chapter 6 –“Operating and financial review and prospects”, included elsewhere in this document.

5.2    NETWORKS SEGMENT

Profound changes in the telecommunications market are impacting service providers’ networks. Mobile broadband data traffic – particularly video – continues to grow rapidly due to affordable smartphones, tablets and mobile devices, higher-speed wireless connectivity and more compelling services, content and applications. Mobile network operators are also deploying increasing numbers of small cell sites to increase wireless capacity and coverage. In addition, increasing competition and next-generation broadband initiatives continue to place demands on fixed network operators. Together, these factors indicate that service providers must continue to invest in networks infrastructure to keep up with data demands as users expect high speed, high quality connections at any time and from anywhere.

Service providers are investing in next-generation, all-IP (internet protocol) multiservice networks that are fully converged, optimized and scalable to meet these multiple challenges. They are also transforming their networks and operations to deliver richer, more personalized services that generate new revenues and capture the full value of their network investments.

The Networks segment supplies a broad portfolio of network products and offerings used by fixed, wireless and converged service providers to help them address these changing telecommunications market needs, and to enterprises and governments for their business critical communications. In 2012, the Networks segment continued to invest in a next-generation network product portfolio spanning internet protocol (IP), optical, wireless and wireline access products. Our next-generation network product portfolio supports our High Leverage Network™ (HLN) strategy that addresses a key challenge of how to simultaneously deliver innovative, revenue-generating services and provide scalable, low-cost bandwidth.

In 2012, the Networks segment focused its R&D efforts on:

—	Next-generation IP platforms for core and edge routing, mobile backhaul and mobile packet core, which converge voice and data over an all-IP core network;
—

Continued focus on multi-dimensional IP platform scale (covering capacity, services and control plane) using our in-house designed 400 gigabit/second (400 Gbps) FP3 network processor which allows for a fourfold improvement in performance and speed compared to current industry benchmarks, while reducing power consumption and space;

—	Optical switching and transport systems and technologies, including 100 gigabit/second (100 Gbps) coherent optics and our in-house designed 400 Gbps Photonic Service Engine (PSE);

—

lightRadio networks, including Long Term Evolution (LTE), small/femto cell and WiFi technologies, which allow service providers to expand wireless coverage and capacity while transferring voice and data traffic to the larger-scale wireless network;

—	High-capacity fiber solutions for large-scale broadband deployments, including Passive Optical Network (PON) trouble-shooting technologies and solutions for mobile backhaul and business services;

—	Innovations that increase broadband speeds over existing copper infrastructure, focusing on Very high speed Digital Subscriber Line (VDSL) vectoring; and

—

Policy control, mobility management, network analytics, control and optimization capabilities that enable service providers to offer richer and more personalized services that enhance the customer experience.

In 2012 our Networks segment revenues were €8,819 million including intersegment revenues and €8,801 million excluding intersegment revenues, representing 61% of our total revenues.

INTERNET PROTOCOL (IP)

Our IP division develops a portfolio of service routers and switches that are designed to support IP-based applications and services while helping service providers monetize their

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

network investments and reduce customer churn. These applications and services include broadband triple play (voice, video and data) services for residential customers; business Internet, Ethernet and IP Virtual Private Network (VPN) services for enterprise customers; mobile backhaul, next-generation mobile packet core and wireless Local Area Network (LAN) gateway capabilities for second generation (2G), third generation (3G) and fourth generation (4G)/LTE mobile and Wi-Fi services for mobile customers.

The main product families within the IP portfolio are:

—

Internet Protocol/Multiprotocol Label Switching (or IP/MPLS) core and edge routers. These products direct traffic within and between carriers’ national and international networks to enable delivery of a broad range of IP-based services (including internet access, Internet Protocol TV (IPTV), Voice over IP, mobile phone and data and managed business VPNs) on a single common network infrastructure with superior scalability, performance, reliability and application intelligence;

—

Carrier Ethernet access and aggregation switch/routers. These platforms and devices enable carriers to deliver advanced residential, business and mobile backhaul services. These products are mainly used in metropolitan area networks, which span across a city or large campus;

—

Service Aggregation Routers. These platforms are optimized to facilitate the transition from legacy networking technologies to next generation Carrier Ethernet/packet networking, and are widely deployed for mobile backhauling, business services and fixed network aggregation.

—

Service Aware Management. These products help manage all parts of the IP/MPLS network and help service providers with simplified processes to allow new services, proactive troubleshooting, and streamlined integration within their existing networks.

—	Multi-service wide-area-network (or MS WAN) switches. These switches enable fixed line and wireless carriers to transition their existing networks to support newer technologies and services; and

—

Content Delivery Network (CDN) appliances. These devices distribute and store web and video content. They deliver a wide variety of video and other content to businesses and consumers in cost-effective ways, as well as providing opportunities for new business relationships between service providers and content providers.

The applicability of our service router and switch portfolio continues to expand to meet the needs of service providers. The following are some of our key areas of focus and investment in 2012:

—

FP3 network processor – We continued to focus on multi-dimensional IP platform scaling (covering capacity, services and control plane) with our leading-edge silicon innovation, our in-house designed 400 Gbps FP3 network processor. This chipset helps service providers deliver voice, data and video services at the highest speeds without compromising quality of service;

—	Core router platform – We launched the 7950 Extensible Routing System (XRS) portfolio, a new generation of core
IP routers designed to help service providers address the rapid growth of data traffic on core networks.

—

Enhanced IP edge routing features – We continue to develop advanced features for our IP edge routers to further enhance current applications. Such advancements include policy management for residential services, advanced video delivery and transition to the latest internet protocol standard, IPv6. We have aslo delivered integrated advanced threat management onto our routers, leveraging software from Arbor Networks, a leading provider of network security and management solutions for data centers and carrier networks.

—

Mobile backhaul – We are extending our broad IP mobile backhaul portfolio to address the specific challenges associated with deploying mobile backhaul for small cell networks, which are networks using femto/small cells to help expand wireless coverage and capacity, while also ensuring seamless backhaul management and operations across the broader 3G or 4G/LTE mobile network.

—

Wireless LAN (WLAN) gateway – As part of our lightRadioTM WiFi® solution, we extended the capabilities of our IP service routers to provide WLAN gateway functionality to allow service providers to offer secure and trusted Wi-Fi access to mobile and fixed broadband networks; and

—

Wireless packet core – Our Wireless Packet Core supports LTE Evolved Packet Core (EPC) and next-generation 2G/3G/3G+ packet core functionality to seamlessly deliver all mobile traffic across all wireless technologies. In 2012, we improved the performance of our products by leveraging the high-performance service routing capabilities of our IP service router. We also delivered major improvements in scale, performance and quality of service compared to traditional 2G/3G mobile gateway platforms, while supporting advanced features and standards-based charging interfaces for online and offline charging.

Our service routers and carrier Ethernet service switches share a single network management system that provides consistency of features, quality of service, and operations, administration and maintenance capabilities – from the network core to the customer edge. These capabilities are critical as service providers transform their networks to support new types of IP-based services. Our service routers enable service providers to deliver personalized services to business, residential and mobile users, ensuring high capacity, reliability and high performance with enhanced quality of experience.

OPTICS

Our Optics division designs equipment for the long-distance transmission of high-speed data over fiber optic connections. The division focuses on optical equipment for land (terrestrial) and undersea (submarine), for short distances in metropolitan and regional areas, and for traffic aggregation of fixed and mobile multi-service networks. Our leading transport portfolio also includes microwave wireless transmission equipment.

   5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

Terrestrial optics

Our terrestrial optical products offer a portfolio designed to seamlessly support service growth from the metro access to the network core. With our products, carriers can manage voice, data and video traffic patterns based on different applications or platforms. They can introduce a wide variety of managed data services that include multiple service quality capabilities, variable service rates and traffic congestion management. Most importantly, these products allow carriers to leverage their existing network infrastructure to offer new services and to support third generation (3G) and 4G LTE mobile services.

As a leader in optical networking, we play a key role in the transformation of optical transport networks. Our wavelength-division multiplexing (WDM) products address a variety of markets, from the enterprise to the ultra-long-haul, and meet service provider requirements for cost-effective, scalable networks that can handle their increased data networking needs. Our WDM product portfolio is based on an intelligent photonics approach which eliminates the need for frequent on-site configuration. The 100 Gbps technology available in our WDM products along with 10 Gbps and 40 Gbps high speed rates allow operators to solve bandwidth bottlenecks, while offering the lowest cost per transported bit. This new approach facilitates the design and installation of a more flexible WDM network that is easier to operate, manage and monitor.

In 2012, the Terrestrial optics division focused its R&D efforts on expanding the scalability, agility, versatility and performance features of our photonic networking product portfolio, which allows service providers to more efficiently transport increasing volumes of IP-based traffic. During 2012, the Terrestrial optics division launched:

—

400 Gbps Photonic Service Engine (PSE). This chip will deliver fiber capacity with up to 400 Gbps wavelengths in addition to greatly enhanced performance at 100 Gbps, in addition to lower power consumption and reduced footprint.

—	10 Gbps and 40 Gbps DWDM uplink cards. These enable cost-effective transferring of data and switching of lower bit rate services into higher bit rate wavelengths for efficient transport networking.

—	A flexible-grid-ready wavelength selective switch. Delivered through a software upgrade, this product will enable wavelengths to be packed more densely, enabling more cost-effective transport.

—

IP traffic integration. This product leverages our IP hardware and software assets to deliver switched native Ethernet transport directly on our photonic networking platforms in order to eliminate a need for more than one platform at a given site and enabling a reduction in the number of required ports on our photonic networking platforms and inter-connected service platforms.

—	Multi-layer control plane. This product organizes traffic so that it can be transported economically in addition to allowing for the monitoring, reporting and enforcement of services.

These optical products and technologies provide cost-effective, managed platforms that support different services and are suitable for many different network configurations.

Submarine

We are an industry leader in the development, manufacturing, installation and maintenance of undersea telecommunications cable networks. Our submarine cable networks connect continents (using optical amplification required over long distances), mainland to islands and between islands or several points along a coast. This market is characterized by relatively few large contracts that often require more than a year to complete. Projects are currently concentrated on links between Europe, Africa, India, Southeast Asia and Latin America. In addition to new cable systems, this market also includes significant activity to upgrade existing submarine networks as our service provider customers add more capacity – moving to 40 Gbps and starting to deploy 100 Gbps – in response to surging broadband traffic volumes.

Wireless transmission

We offer a comprehensive portfolio of microwave radio products meeting both the European Telecommunications Standards (ETSI) and the American standards-based (ANSI) requirements. These products include high, medium and low capacity microwave transmission systems for mobile backhaul applications, fixed broadband access applications, and private applications in markets like digital television broadcasting, defense and security, energy and utilities.

In 2012, the Wireless Transmission unit continued to focus its R&D efforts on:

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

WIRELESS

Our wireless products and services portfolio enables mobile network operators to cost effectively satisfy the demand for mobile data capacity. In 2012, we focused our wireless investments in three areas – LTE (4G), small cells and an update to our radio access network (RAN) products. These investment focus areas mirror the evolution plans of major mobile network operators as they respond to the increasing

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

demand for mobile data services and increase the capacity of their wireless networks. lightRadio is our next-generation network architecture for mobile broadband. lightRadio networks provide capacity, performance, and lower cost/bit, which collectively help service providers to optimize costs and enhance the customer experience.

In 2012, we also announced lightRadio Wi-Fi, a product that enables service providers to extend high-speed mobile broadband services across both mobile and Wi-Fi networks. With lightRadio Wi-Fi, subscribers can roam between a mobile network and residential, private and public Wi-Fi networks and hotspots without having to login or create separate billing accounts. lightRadio WiFi helps a service provider retain mobile subscribers on its network and service plan, regardless of how the subscriber is connected.

CDMA (Code Division Multiple Access)

Our CDMA strategy is focused on maintaining our installed base of this technology by delivering quality, capacity and operations, administration and management improvements to our customers. In 2012, we continued to focus on our customers’ total cost of ownership with products that can reduce capital expenditures and operating expenses. Operators are evolving their existing networks to the latest 4G/LTE technology that will work with their existing 3G technology. This allows them to reuse base station and backhaul assets, while at the same time minimizing the network’s footprint and improving its power efficiency. Our multi-technology products accomplish this evolution. Introducing elements from our lightRadio™ program into our CDMA product provides CDMA operators the benefits of the latest wireless advances and reinforces our commitment to eco-sustainability.

Currently, CDMA technology supports circuit switched voice with the CDMA2000® 1X standard and packet data with the 1x EV-DO Revision A standard. We have developed improvements for both standards: 1X Advanced uses improved interference cancelation routines to improve the voice capacity and quality of existing networks and has the potential to triple the current voice capacity with new 1X Advanced handsets. Likewise, 1xEV-DO Revision B has tripled the Revision A user data experience. EV-DO Advanced features are being introduced in phases to improve the system’s overall performance and capacity by maximizing the operational efficiencies of heavily loaded networks.

GSM (Global System for Mobile Communications)

We develop mobile radio products for the second generation (or 2G) GSM (or Global System for Mobile communications) standard, including GPRS/EDGE (or General Packet Radio Service / Enhanced Data Rates for GSM Evolution) technology upgrades to that standard. While GSM is a mature technology, operators in emerging markets, such as India, continue to add capacity to accommodate subscriber growth.

In 2012, we continued our focus on our new software defined radio products that support 3G and 4G technologies. This allows fast and cost effective network roll-outs and facilitates upgrading to new wireless technologies by software upgrade.

W-CDMA (Wideband Code Division Multiple Access)

Wideband Code Division Multiple Access, referred to as W-CDMA or Universal Mobile Telephone Communications Systems (UMTS), is the 3G wireless technology derived from the GSM standard deployed worldwide. High Speed Packet Access (HSPA) and HSPA+ are evolutions of W-CDMA that provide higher spectral efficiency resulting in higher data rates for subscribers.

We have focused our investments on ensuring that our W-CDMA customers can provide a high quality of experience to the increasing number of subscribers using smartphones and other broadband devices on their networks by managing the network signaling load. We have been successful in doing so in very dense and high traffic environments such as New York City with consistent quality and stability.

Our W-CDMA radio access network portfolio includes multi-technology, multi-carrier components that allow for a smooth technology evolution to LTE.

LTE (Long-Term Evolution)

Fuelled by the proliferation of smartphones, tablets and laptops, the increasing number of multimedia applications and the resulting surge of mobile broadband data traffic, the market for 4G LTE (Long Term Evolution), or fourth-generation wireless, is reaching maturity faster than any previous wireless technology. According to the GSA (GSM Suppliers Association), as of the third quarter of 2012, there were more than 33 million subscribers to LTE services. A majority of these subscribers are in the United States, where we are a major supplier of LTE equipment. LTE offers service providers a highly compelling evolution path from all existing wireless networks (GSM, W-CDMA and CDMA) to 4G wireless by simplifying the radio access network and converging on a common IP base, leading to better network performance and a lower cost per bit. LTE creates an environment in which consumers will be able to use wireless networks to access high-bandwidth content at optimal cost, enabling a new generation of affordable services.

Our high performance LTE offering can be deployed on a very aggressive schedule as a result of the tools and processes developed by our engineering and integration teams. At the end of 2012, we have entered into contracts to deploy commercial LTE networks with over 25 services providers including Verizon Wireless, AT&T and Sprint and have more than 70 LTE trials covering different geographies, frequencies and applications.

We are a leading supplier of an LTE variant known as TD-LTE (Time Division LTE). TD-LTE will be used by mobile network operators who have unpaired spectrum, where data transmissions are sent and received over the same frequency. We are engaged in TD-LTE deployments and trials worldwide, one of which is a major contract win with China Mobile to deploy a portion of their TD-LTE trial network rollout, including in Shanghai.

   5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

Small Cells

Small cells extend wireless network coverage and capacity cost effectively, while simultaneously transferring voice and data traffic from the mobile operator’s larger-scale network. Small cells improve the quality of experience (QoE) for subscribers wherever there are data traffic hotspots. We have a wide portfolio of small cells in different forms, capacities and power levels that can be used in homes, enterprises, public venues, or other metropolitan locations. Bell Labs has developed self-organizing network algorithms that automate the configuration and optimization of small cells to reduce the cost of network deployment and operation.

In June 2012 we announced Metro Cell Express, a managed service that designs, installs, integrates, tests and then transfers operations to mobile network operators. It is the first managed service to be developed and offered specifically for metro cell networks. Metro Cell Express leverages our award-winning lightRadio™ portfolio, market-leading position in small cells, installation experience in large cities such as New York, Paris and Shanghai and our leadership position in fixed and backhaul networks.

RFS (Radio Frequency Systems)

RFS designs and sells cable, antenna, tower systems and their related electronic components, providing an end-to-end suite of radio frequency products. RFS serves original equipment manufacturers (OEMs), distributors, system integrators, network operators and installers in the broadcast, wireless communications, microwave and defense sectors. Specific applications for RFS products include cellular sites, in-tunnel and in-building radio coverage, microwave links, TV and radio.

WIRELINE

Fixed access

Our Wireline division designs and develops fixed access products that allow service providers to offer high speed broadband connectivity over copper and fiber connections. Also known as fiber-to-the-x (FTTx) equipment, these products provide internet access and other services to residential and business customers around the world. These products also help complete the transformation of legacy networks to IP by providing IP connectivity for the last mile.

We are the worldwide leader in the fixed broadband access market supporting the largest mass deployments of voice, video and data services. According to industry analysts, we are the largest global supplier of digital subscriber line (or DSL) technology, with 36% of global DSL market share based on revenues, and the second largest global supplier of Gigabit Passive Optical Networking (or GPON) technology, with 31% of global market share. Our global installed base now includes more than 260 million DSL lines and more than 7.8 million GPON ports shipped. We are present in most major GPON deployments worldwide, including more than 160 fiber-to-the-home (FTTH) projects, of which more than 140 are GPON-based. We are the leader in VDSL2 deployments with more than 90 customer contracts, and already have 11 customer contracts for our new VDSL2 Vectoring technology. We have become one of the leading suppliers to the Chinese market, which is the fastest growing broadband market in the world. In 2012 we were one of the top two suppliers to all the major Chinese telecom operators.

We have the highest capacity fiber access platform on the market that supports current and next-generation fiber technologies such as 10 Gbps GPON. These innovations in fiber technologies enable service providers to increase their revenue potential and drive down their operational costs while improving the quality and experience for end-user customers.

In 2012, the Wireline division focused its R&D efforts on:

—

Fixed access products that support both copper and fiber access. The breadth of products and technologies supported by our fixed access portfolio allows service providers to deploy a mix of both copper and fiber technologies efficiently and in the most cost-effective way to suit whatever deployment model they need.

—

VDSL2 vectoring that increases data speeds to 100 megabit/second (100 Mbps) or more over existing copper infrastructure to homes and businesses. Vectoring is a noise cancelling technology that removes the interference, or “crosstalk”, from neighboring copper pairs. It allows the connection to operate at the highest speed possible. We were the first vendor with a working VDSL2 vectoring solution and are the first vendor to deploy this operationally in the field with customers such as Belgacom and Telekom Austria.

—

Zero Touch Vectoring that makes it even easier for service providers to deploy VDSL2 vectoring and boost speeds on their existing copper infrastructure. Our announcement of Zero Touch Vectoring confirmed our leading position in vectoring technology.

—

Continued investments in FTTH, focusing on technologies that accelerate the return on investment in fiber networks for service providers. We were the first vendor to bring Embedded OTDR (Optical Time Domain Reflectometry) to market. This technology is based on a Bell Labs innovation and provides a new, cost-effective fiber monitoring and troubleshooting solution.

—

Small factor pluggable optical network terminal (SFP ONT), a solution that makes it easier for service providers to deploy GPON anywhere. Operators can connect users, wireless cells and legacy networks to a GPON network in a fast, easy and cost-effective way.

IP Multimedia Subsystems/Next-Generation Networking (IMS/NGN)

The IMS/NGN portfolio complements the IP Multimedia Subsystem (IMS) portfolio within the Software, Services and Solutions Group (S3G). The products within Wireline focus on connecting IMS and next generation networks to legacy public switched telephone networks (PTSN), providing interconnection points between IP networks as well as network security for wireline, wireless, and converged networks.

As more networks evolve to all IP, the need for connecting to legacy PSTN networks is reduced and the market size for

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.2 NETWORKS SEGMENT

media gateways and media gateway control products in our IMS/NGN portfolio is in a slow decline. This is offset by a robust need for securing next-generation networks and offering service providers security to protect consumers and businesses from network breaches such as identity theft and cyber attacks, which drive growth in the session border control market.

5.3    SOFTWARE, SOLUTIONS AND SERVICES (S3) SEGMENT

Overview

Our S3 segment is a software-enabled services business that focuses on bringing innovation to our customers’ networks and enabling them to use their networks as a business platform. S3 supplements and enhances our High Leverage Network™ strategy by helping our customers transform their legacy networks and operations to next generation wireless and converged networks, and by building applications that leverage those next-generation networks. S3 is a world leader in supplying solutions for telecommunications service providers and strategic industries including transportation, energy and the public sector.

The S3 Business portfolio includes:

—

Services division that includes: Network and Systems Integration, Managed and Outsourcing Solutions, Multi-vendor Maintenance and Product-Attached Services that design, integrate, manage and maintain networks worldwide.

—

Network Applications division that addresses key customer opportunities including: Advanced Communications Solutions, Customer Experience Solutions, Payment and Charging Solutions, Mobile Commerce Solutions, Applications Enablement and Cloud.

In 2012 our S3 segment revenues were €4,564 million including intersegment revenues and €4,558 million excluding intersegment revenues, representing 32% of our total revenues.

SERVICES

We have expertise in consulting, planning, design integration and optimization, operations management and maintenance of complex, multi-vendor end-to-end telecommunications networks, as well as in the design, delivery and operation of network-based software solutions. S3 services are designed to provide a full services value chain – from planning to implementation to operations and support needed to create solutions with our customers in collaborative engagements.

Services offerings are organized around the four areas where we believe our customers can most benefit from our multi-vendor IT/telecommunication practices:

—	network and system integration

—	managed and outsourcing solutions

—	multi-vendor maintenance

—	product-attached services

Network and Systems Integration includes consulting services and professional services. Consulting services provides customer-specific strategic, business and technology considerations in transforming a customer’s legacy networks into next generation, IP-based platforms.

In 2012 we restructured our professional services business to focus on helping customers transform networks and to create software solutions that fully leverage next generation networks. Specifically, we introduced two network innovation practices: Next Generation Wireless and Fixed Networks, both of which are focused on planning, design, integration, optimization and transformation of wireless and wireline networks. These practices help customers address both the challenges in evolving networks and in the network operating systems and related IT infrastructure supporting them.

Our professional services offers are differentiated in the market by our software-enhanced delivery methodology and our Advanced Integration Methods (AIM), which provide a framework for execution that combines network, telecommunications, IT and migration expertise in a streamlined way to reduce integration time, improve solution quality and ensure meeting customer requirements.

Supporting our product and software development and delivery are a global set of IP Transformation Centers (IPTC). IPTCs located in Antwerp (Belgium), Murray Hill (USA), Chennai (India) and Singapore, allow our customers to robustly test their target network in a live, multi-vendor environment, thereby minimizing risk and shortening time-to-productivity. Our centers for engineering and migration services in Poland, Turkey and India allow the migration of data or subscribers around the globe. Our IP network transformation services also support the evolution of our customers to a High Leverage NetworkTM.

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

   5

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

NETWORK APPLICATIONS

Our Network Applications portfolio provides the software platforms and systems hardware to address key customer challenges and opportunities. These Network Applications include:

—

Our Customer Experience Solutions which are built around our Motive software, enable communications providers to offer, activate, support and manage a wide range of high-speed Internet, Voice-over-IP (VoIP), video, mobile and converged services. Motive software gives communications providers the tools they need to help customers set up, manage, and meter their home and mobile devices and services. These applications enable communication providers to forge stronger and more valuable customer relationships—and in turn foster brand loyalty. Our Customer Experience Solution investment focus has been on deepening our analytics capabilities to support an end-to-end assessment of network impact on customer experience, and on expanding our presence in mobile networks and applications.

—

Our Payment and Charging Solutions include real-time rating, data charging, policy-based charging and payment applications for communication, video and data services. Our portfolio supports the need for our customers to proactively manage the rapid growth in mobile broadband data plans through the implementation of real-time controls for mobile broadband services.

—	Mobile Commerce Solutions enable service providers to drive engagement and transactions on the network by securely allowing mobile commerce to capitalize on the immediacy of purchase decisions. Our portfolio addresses the entire lifecycle of user purchases from promotion and discovery, to storefronts and purchase.

—

Advanced Communications Applications are comprised of communication products and solutions to transition our customers to next generation voice, video and messaging communications services. Key building blocks include IMS, subscriber data management and messaging/communication enablers.

Building on the successful launch of our 4G communications solution in late 2011, we have successfully integrated a VoLTE (Voice over LTE) solution and have continued to innovate around voice, video, and messaging services.

—

Application Enablement Solutions focus on ensuring that service providers can participate in new business models and new distribution channels to transform their business to take advantage of application programming interfaces (API). APIs enable service providers to create new services that are developed and delivered to market faster, at lower cost and at scale.

In 2012 we continued to build on our flagship Open API Platform, which provides communication service providers a way to securely expose, manage, and monetize API usage. In 2012, we launched our API Lifecycle Methodology, a set of consulting and professional services designed to give communications service providers the expertise and technology to better manage interactions with application developers.

—

The Alcatel-Lucent CloudBand solution provides the foundation for carrier cloud services, a new class of cloud that combines the power of the telecom network with the computing and storage capabilities of today’s data center driven cloud services. The CloudBand Management System orchestrates and optimizes services between the communications network and the cloud, while the CloudBand Node provides the computing, storage and networking hardware and associated software to host a wide range of cloud services.

In 2012 we extended our leadership position as an innovator in application of cloud technology in the telecommunications sector by expanding our CloudBand key carrier cloud solution portfolio (currently shipping two products) and helping to shape an industry undergoing massive transformation toward the “virtual telco”.

5.4    ENTERPRISE SEGMENT

Our Enterprise segment is a world leader in communications and network solutions for businesses of all sizes, serving more than 500,000 customers worldwide. The Enterprise segment delivers solutions that enable businesses to deliver collaborative conversations across Application Fluent Networks, an intelligent network infrastructure capable of automatically adjusting resources according to the nature of applications to transport.

We work with more than 2,900 application and business partners to meet the unique needs of customers and ensure success – from small to medium-sized business to large enterprises and public sector organizations to global companies. Our solutions and services can be based on premises or any cloud-based models, such as private or hybrid by taking advantage of latest virtualization techniques.

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.4 ENTERPRISE SEGMENT

Our team of service professionals provides consulting, system integration, education and world-class support services. The Enterprise’s portfolio includes:

—

Unified Communication & Collaboration applications include fixed and mobile software and products that provide such services as multi-media conferencing and visual communications, including point-to-point video communications, in-room conferencing equipment and cloud-based video sharing platforms. These applications also include solutions for customer service and communications-enabled business processes.

—

Communications Platforms and Telephony solutions provide next generation enterprise communications environments with the ability to deliver multi-media, multi-device, multi-party communications to enterprise employees. Our offering also includes complementary hardware, such as Session Initiation Protocol (SIP)-compliant terminals and smart desk phones.

—

Network solutions and services offer a wide portfolio of solutions for WLAN, LAN and WAN networks, for the three parts of a network (edge, access and core) in data center environments. These products and services deliver on our vision for Application Fluent Networks, which focus on providing solutions that meet the demands of rich media applications and virtualization within the enterprise. Products for security and management complement our network product portfolio.

—	Comprehensive project management and services include offerings for large enterprises, carriers and customers in a wide range of vertical markets.

Key areas of focus in 2012 included:

—

Communications platforms: During 2012, we strengthened our products and capabilities around our next generation suite of communications platforms that we market under the name OpenTouch by releasing OpenTouch Conversation, an integrated application to enable collaborative conversations on the iPad. OpenTouch Conversation was the recipient of the Best of Show Innovation Award in the Collaboration Category at Interop 2012. Global products for small and medium-sized businesses (SMBs) and medium to large enterprises (MLEs) were rebranded in 2012 under OpenTouch Suite for SMBs and OpenTouch for MLEs, respectively, to reflect the coherence and evolution capabilities of these platforms from connectivity functions to full fledge multimedia conversations.

—

Network infrastructure: In 2012 we released new solutions to further deliver on our Application Fluent Network vision. Our pod/mesh architecture provides organizations with new network infrastructure possibilities leading to significant cost savings compared to architectures proposed by a vast majority of market players. Higher density provided by our last generation equipment also contributed to a very competitive positioning of our offers.

In 2012 our Enterprise segment revenues were €764 million including intersegment revenues and €738 million excluding intersegment revenues, representing 5% of our total revenues.

5.5    MARKETING, SALES AND DISTRIBUTION OF OUR PRODUCTS

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

As of January 1, 2013 and as part of our Performance Program, we have created the Global Sales & Marketing organization which combines the previous three regionally focused sales organizations into one global organization that will oversee and manage all customer-facing commercial relationships. More information about our new organization can be found in Chapter 5.1 “Business Organization”.

   5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.6 COMPETITION

5.6    COMPETITION

We have one of the broadest portfolios of product and services offerings in the telecommunications equipment and related services market, both for the carrier and non-carrier markets. Our addressable market segment is very broad and our competitors include large companies, such as Avaya, Cisco Systems, Ericsson, Fujitsu, Huawei, ZTE and Nokia Siemens Networks (NSN). Some of our competitors, such as Ericsson and Huawei, compete across many of our product lines while others – including a number of smaller companies – compete in one segment or another. In recent years, consolidation has reduced the number of networking equipment vendors, and the list of our competitors may continue to change as the intensely competitive environment drives more consolidation. However, it is too early to predict the changes that may occur.

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

Consolidation also allows some vendors to enter new markets with acquired technology and capabilities, effectively backed by their size, relationships and resources. In addition, carrier consolidation is continuing in both developed and emerging markets, resulting in fewer customers overall. Elsewhere, some service providers are considering network asset sharing or joint ventures to reduce overall costs. In areas where capital expenditures remain under pressure, the competitive impact of a smaller set of customers may be compounded. Most vendors are also targeting the same set of the world’s largest service providers because they account for the bulk of carrier spending for new equipment. Competition is also accelerating around IP network technologies as carriers continue to shift capital to areas that support the migration to next-generation networks. Furthermore, competitors providing low-priced products and services from Asia have gained significant market share worldwide. They have gained share both in developed markets and in emerging markets, which account for a growing share of the overall market and which are particularly well-suited for those vendors’ low-cost, basic communications offerings. As a result, we continue to operate in an environment of intensely competitive pricing.

5.7    TECHNOLOGY, RESEARCH AND DEVELOPMENT

Our research and development efforts have two primary thrusts: research conducted by Bell Labs to lay the foundation for new and disruptive market opportunities; and product-focused development that transitions concepts to fully viable commercial offerings and enhances existing product lines with unique differentiators that enable us to distinguish our offerings from those of our competitors.

In 2012, our R&D community expanded on our historic record of innovation with achievements that keep us at the technological forefront of key market segments, from fixed broadband networks to wireless to optical communications to ‘green’ technologies to the cloud. Some highlights for 2012 are identified below, both in terms of products that are available to customers today, and research activities that have a longer horizon.

Product Innovations

—

In March we introduced the Photonic Service Engine (PSE), the industry’s first 400 gigabits per second (Gbps) chip for fiber-optic networks. The PSE, based on innovations from Bell Labs, offers double the capacity, and four times the speed of the today’s 100G optical networks, giving service providers a powerful tool to address the fast-growing challenge of a network capacity crunch due to the demands of smartphone ownership, growing video traffic and cloud services. This development builds on the development, in 2011, of the 400G FP3 chip, which supports similar capabilities on IP networks.

—

We expanded our leadership in the development and commercialization of vectoring technology with VDSL2, which supports super-fast broadband connections of up to 100 megabits per second over existing copper access networks. We introduced a new technique called ‘Zero Touch Vectoring’, which uses sophisticated signal processing to remove the primary obstacles preventing service providers from adopting VDSL2 on a mass scale.

—

In May, we introduced the industry’s most powerful core Internet router, the 7950 XRS, which delivers a five-fold improvement in capacity and performance as well as energy savings of 66% compared with today’s typical IP core routers.

—

We developed a prototype neutral host solution that allows four separate service providers to provide wireless small cell coverage from a single lightRadio™ cube operating in four separate wireless cellular bands simultaneously. Sharing small cell sites reduces deployment costs and eliminates the issue of deploying multiple sites in public locations

Research Activities

—

Bell Labs published a number of papers in 2012 that helped to define the future of optical networks, including the achievement of optical transmission rates of 1 Terabit per-second per-wavelength channel, ushering in the potential for widespread use of Terabit interfaces in communications networks. This achievement could signal the era of Petabit-

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.7 TECHNOLOGY, RESEARCH AND DEVELOPMENT

level data transmissions; a Petabit is equal to 1000 Terabits — roughly the equivalent of 10,000 hour-long, high-definition videos. Other papers highlighted the ability to increase fiber capacities far beyond the capabilities of today’s wavelength-division multiplexed WDM systems through space-division multiplexing (SDM), a revolutionary technique pioneered at Bell Labs.

—

Bell Labs researchers are exploring new technologies, architectures, algorithms and protocols that improve the energy efficiency of future core networks. By dynamically adapting the power to real-time traffic fluctuations, the use of resources at all layers in the network - including the optical and the IP layer – should be optimized, which results in substantial overall energy benefits without compromising stability and quality of service.

—	Bell Labs researchers are re-thinking key technical components of data centers to improve their cost and performance by orders of magnitude. On-going research programs include:

—

High capacity short-reach wired and wireless data links with 100+Gbps channel capacity for intra-data-center applications. Our research groups are creating advanced technologies to establish efficient, high capacity data connections, which can be interconnected through diverse media such as copper traces, mm-wave, single fiber and multi-core fibers.

—

Efficient liquid and multi-phase cooling solutions are being explored to complement existing cooling solutions. We believe these results will enable next generation products that are more scalable, cheaper to operate, and more reliable, improving broadband access and wireless networks as well as data centers.

—

Bell Labs researchers are developing Virtual Radio Access Networks (VRAN), which is an architecture that will enable consolidation of signal processing for base stations onto a shared pool of computing resources in a central location.

—	Bell Labs researchers are developing innovative ways to enable more distributed and diverse cloud systems, allowing them to meet the specialized requirements of performance-sensitive services.

—

Bell Labs has engaged with research organizations around the world to advance key areas of technology. For example, under Bell Labs leadership the Smart-RF research project – undertaken by a consortium of companies – achieved a major breakthrough for wireless base station deployment. The group developed the technical foundation for a new reconfigurable radio frequency (RF) transmitter capable of supporting different wireless standards within a single radio frequency band.

—

As founder and a key driving force of GreenTouch™, an industry-wide research consortium dedicated to improving the energy efficiency of communication networks by a factor of 1,000 compared to 2010 levels, Bell Labs has made significant contributions to a variety of critical projects in 2012, notably the demonstration of Bit-Interleaved Passive Optical Network (Bi-PON) technology. When deployed, Bi-PON will enable a power reduction of 10-30 times over current technologies while improving performance and reducing cost in fiber to the home (FTTH) networks.

STANDARDS

Throughout 2012 representatives of our R&D community played leading roles in telecommunication standards bodies, helping foster and steer the development and advancement of key technologies. Researchers, engineers and developers from Bell Labs and our development teams participated in many dozens of standards organizations and an even greater number of working groups such as the 3GPP, 3GPP2, ATIS, Broadband Forum, CCSA, ETSI, IEEE, IETF, OMA, Open IPTV Forum and TIA.

5.8    INTELLECTUAL PROPERTY

In 2012, we obtained more than 2,900 patents worldwide, resulting in a portfolio of more than 30,700 active patents and approximately 15,000 patent applications totaling approximately 45,000 issued and pending patents worldwide across a vast array of technologies. We also continued to actively pursue a strategy of licensing selected technologies to expand the reach of our technologies and to generate licensing revenues.

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

   5

5

DESCRIPTION OF THE GROUP’S ACTIVITIES

5.10 SEASONALITY

5.10    SEASONALITY

The typical quarterly pattern in our revenues – a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’

capital expenditures. In 2012, our revenues were in-line with the typical seasonal pattern despite market uncertainty and selective spending from service providers, particularly in Europe.

5.11    OUR ACTIVITIES IN CERTAIN COUNTRIES

We operate in a large number of countries, some of which have been accused of human rights violations, are subject to economic sanctions and export controls by the U.S. Treasury Department’s Office of Foreign Assets Control or have been identified by the U.S. State Department as state sponsors of terrorism. Our net revenues in 2012 attributable to Cuba, Iran, Sudan, and Syria represent less than one percent of our total net revenues. Though we are not aware of any significant shareholder intending to divest the shares it owns in Alcatel Lucent on the basis of our activities in these countries, some U.S.-based pension funds and endowments have in the past announced their intention to divest the securities of companies doing business in these countries and some state and local governments have adopted, or are considering adopting, legislation that would require their state and local pension funds to divest their ownership of securities of companies doing business in these countries.

Disclosure of Activities under Section 13(r) of the Securities Exchange Act of 1934

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13 (r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are required to disclose whether Alcatel Lucent or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or certain designated individuals or entities. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

The following information is disclosed pursuant to Section 13(r). None of these activities involved U.S. affiliates of Alcatel Lucent.

(1)	Alcatel Lucent and our subsidiary, Alcatel-Lucent Submarine Networks (“ASN”), each have separate arrangements pursuant to which they have provided hardware repair, maintenance and/or testing services directly and indirectly to or for the benefit of Telecom Infrastructure Company (“TIC”). These services were provided in support of telecommunications network equipment that was sold previously to customers in Iran for end-use by TIC. TIC is a government-owned telecommunications infrastructure provider in Iran that serves as Iran’s intercity, interprovincial and international telecom network operator. During 2012, Alcatel Lucent’s gross revenues received from these activities involving TIC were approximately €454,000 and net profits were approximately €14,000. ASN’s contract involving TIC has been completed and ASN does not intend to extend or renew that business. We intend to fulfill our remaining contractual service obligations related to the TIC network equipment, subject to compliance with applicable laws.

(2)	ASN also holds a contract for the supply of hardware repair and related services in support of the South East Asia Middle East Western Europe 3 (“SMW3”) submarine cable network, which is owned and operated by an international consortium of telecommunications companies. Although none of the SMW3 network equipment supported under the ASN contract is located in Iran, the Telecommunication Company of Iran (“TCI”) is a member of the consortium. ASN understands that TCI has ties to the Government of Iran. During 2012, we did not recognize any revenues or net profits attributable to TCI in connection with this contract.

(3)	Alcatel Lucent has supplied telecommunications network equipment and related services to a private company in Iran call PATSA for end-use by the Shiraz Urban Rail Organization (“SURO”) in support of operations of the Shiraz city metro rail system. We understand that SURO is owned by the government of the city of Shiraz. During 2012, Alcatel Lucent did not recognize any revenues or net profits attributable to SURO in connection with this contract. We have not completed deliveries under our contract with PATSA due to issues related to non-U.S. sanctions against Iran and have therefore suspended activities under this contract.

(4)	Alcatel Lucent has supplied telecommunications network equipment and related services to an Iranian customer called Elmatco, a privately-held engineering and consulting firm, for end-use by a group of state-owned regional electricity companies, including Esfahan Regional Electric Company (“EREC”), Iran Power Distribution Company (“IPDC”) and Gharb Regional Electric Company (“GHREC”). During 2012, Alcatel Lucent’s gross revenues received in connection with this contract were approximately €57,000, resulting in net profits of €2,000. We intend to fulfill our remaining obligations under our existing contracts with Elmatco, subject to compliance with applicable laws, but we do not plan to renew or extend these contracts.

Two non-U.S. subsidiaries of Alcatel Lucent have branches in Iran. The branch offices maintain bank accounts at Bank Tejarat for purposes of carrying out financial transactions in connection with their general business activities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING INFORMATION

This Form 20-F, including the discussion of our Operating and Financial Review and Prospects, contains forward-looking statements based on beliefs of our management. We use the words “anticipate”, “believe”, “expect”, “may”, “intend”, “should”, “plan”, “project”, or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, particularly in Europe with the crisis in the Euro zone. Such factors could negatively impact our ability to achieve the goals of our Performance Program by the end of 2013, including exiting unprofitable contracts and markets at a reasonable cost, and generating the expected savings through our cost and headcount reduction measures. Such forward-looking statements include, but are not limited to, the forecasts and targets set forth in this Form 20-F, such as the discussion below in this Chapter 6 under the heading “Outlook” of our targets, for: (i) revenues to grow modestly to €15.2 billion by 2015; (ii) gross margin to be in the range of 35% to 37% of 2015 revenues; and (iii) an operating margin before restructuring costs, gain/loss on disposal of consolidated entities, impairment of assets, litigations and post-retirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) of 6% to 9% of 2015 revenues. Such forward-looking statements also include the statements regarding the expected level of restructuring costs and capital expenditures in 2013 that can be found under the heading “Liquidity and Capital Resources”, and statements regarding the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments that can be found under the heading “Contractual obligations and off-balance sheet contingent commitments”.

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

As of December 31, 2012, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

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

As a result of the purchase accounting treatment of the Lucent business combination required by IFRS, our results for 2012, 2011 and 2010 included several negative, non-cash impacts of purchase accounting entries.

CHANGES IN ACCOUNTING STANDARDS AS OF JANUARY 1, 2012

New financial reporting standards and interpretations that the Group applies but which are not yet mandatory

As of December 31, 2012 we had not applied any new International Financial Reporting Standards and Interpretations as issued by the IASB and that the European Union had published and adopted but which were not yet mandatory.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of January 1, 2012, and that the Group has adopted

—	Amendments to IFRS 7 “Disclosures – Transfers of Financial Assets” (issued October 2010).

This new IFRS requirement had no material impact on our consolidated financial statements.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of July 1, 2012, and that the Group has adopted

—

Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (issued June 2011). The Group applied these amendments early and all effects from the application are reflected in the Group’s consolidated financial statements for the year ended December 31, 2011.

This new IFRS requirement had no material impact on our consolidated financial statements.

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Valuation allowance for inventories and work in progress on construction contracts	(449)	(455)	(436)

	2012	2011	2010
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(171)	(169)	(113)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables are recorded in cost of sales, or in a specific caption in the income statement relating to the impairment of assets, if such losses correspond to the criteria for separate recognition as specified in Note 1n to our consolidated financial statements.

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Accumulated impairment losses on customer receivables	(120)	(123)	(153)

	2012	2011	2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(5)	3	(14)

c/ Capitalized development costs, other intangible assets and goodwill

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired) and subsequently partially amortized or impaired, mostly as a result of impairment tests in 2007, 2008 and 2012 (see below). The remaining outstanding net amounts as of December 31, 2012 are €2,224 million of goodwill and €640 million of intangible assets.

Capitalized development costs

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Capitalized development costs, net	421	560	569

	2012	2011	2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(122)	(11)	(3)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The criteria for capitalizing development costs are set out in Note 1f to our consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offerings for GSM and CDMA technologies (both in our wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted, and as a result, capitalized development costs were subject to impairment losses of €122 million in 2012. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

Impairment losses of €11 million and €3 million were recorded in 2011 and 2010, respectively.

Other intangible assets

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Other intangible assets, net	754	1,214	1,487

	2012	2011	2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(191)	(4)	(6)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned. Changes in 2012 in the CDMA market conditions, where LTE technology is replacing the CDMA technology faster than predicted with corresponding impacts in the cash flows initially estimated, led to a review of other intangible assets in December 2012.

As a result of this impairment test, triggered by changes in the CDMA market conditions, an impairment loss on other intangible assets of €191 million was accounted for in 2012.

These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006, these two assets being fully amortized or impaired as of December 31, 2012.

Impairment losses of €4 million and €6 million were recorded in 2011 and 2010, respectively.

Goodwill

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Goodwill, net	3,820	4,389	4,370

	2012	2011	2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(522)	-	-

Goodwill, net is allocated, where applicable, to groups of Cash Generating Units that are equivalent to a Product Division. As described in Note 1g to our consolidated financial statements, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of Cash Generating Units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

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

The discount rates used for the annual impairment tests are based on the Group’s weighted average cost of capital (WACC) of 11%, 10% and 10% in 2012, 2011 and 2010 respectively. The discount rates used are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IAS 36, section 96 stipulates: “The annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the figures of the budget for the next year are not known in the second quarter but are only determined in the fourth quarter, management considered it would be more efficient and relevant, beginning in 2012, to perform the annual impairment test in the fourth quarter instead of in the second quarter.

As indicated in Note 1g to our consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as the Group has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

2012 Annual impairment test performed in Q4 2012

In accordance with our accounting policy (see Note 1g to our consolidated financial statements), we tested all Product Divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, the competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing “WDM” ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012 to reduce the carrying values of certain Product Divisions to recoverable value. Of the €522 million, €503 million was recorded in the Networks operating segment (of which, in the various Product Divisions, €431 million was recorded in the Optics Product Division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions Product Division and €8 million in the Networks Built Division).

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. Such recoverable values only incorporate certain future benefits that we expect from the Performance Program, as detailed in Note 2k to our consolidated financial statements. The key assumptions used include, among other things, the following elements:

—	Discount rate of 11%;

—	Perpetual growth rates ranging from 0% to 2.5%; and

—	The Performance Program launched in 2012 that aims to achieve cost savings of €1,250 million by the end of 2013 (see subsection k below).

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 recoverable value of all groups of Cash Generating Units that include goodwill and intangible assets by €367 million and €405 million, respectively. An increase of 0.5% in the discount rate would have led to an additional goodwill impairment loss of €60 million as of December 31, 2012.

In arriving at the recoverable value for the Optics Product Division, the following key assumptions were used:

—	Discount rate of 11%;

—	Perpetual growth rate of 1.5%; and

—	Significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2012 recoverable value of this Product Division by €42 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2012 recoverable value of this Product Division by €14 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2012 recoverable value of this Product Division by €156 million, leading to a corresponding additional goodwill impairment loss.

No impairment losses due to our annual impairment tests were recorded in 2011 and 2010.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is higher than their recoverable value (i.e. the higher of value in use and fair value less costs to sell), which could lead to recording an impairment loss. Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and can lead to a revision of recorded impairment losses.

In prior years, we have considered the planned closings of certain facilities, additional reductions in personnel and unfavorable market conditions as triggering events for the purposes of impairment testing. In 2012, we recorded an impairment loss of €59 million on property, plant and equipment, mainly in the GSM activity of the Wireless Networks Product Division, due to a lower asset utilization than had been previously estimated. No impairment losses on property, plant and equipment were accounted for in 2011 or 2010.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses at contract completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros) Product sales reserves	December 31, 2012	December 31, 2011	December 31, 2010
Related to construction contracts (1)	112	98	97
Related to other contracts	398	439	482
Total	510	537	579

(1)	See Notes 4, 19 and 29 to our consolidated financial statements.

For more information on the impact on the 2012 net result of the change of these provisions, refer to Note 29 to our consolidated financial statements.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax basis of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	December 31, 2012		December 31, 2011		December 31, 2010
Related to the disposal of Genesys business (3)	-		363	(3)	-
Related to the United States	770	(1)	1,294	(2)	277	(4)
Related to other tax jurisdictions	215		297	(2)	671
Total	985		1,954		948

(1)	Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011.
(2)	Following the goodwill impairment tests performed in the second and fourth quarters of 2011, a reassessment of our ability to recover deductible temporary differences between the reported amounts and the tax bases of assets and liabilities and the Group’s ability to utilize unused tax losses resulted in increasing the deferred tax assets recorded in the United States and reducing those recognized in France compared to the situation as of December 31, 2010.
(3)	Represents estimated deferred tax assets relating to tax losses carried forward as of December 31, 2011 that were used to offset the taxable capital gains on the disposal of the Genesys business in 2012. The impact of recognizing these deferred tax assets in 2011 was recorded in the income statement in the “Income (loss) from discontinued operations” line item for an amount of €338 million (U.S.$ 470 million). The amount of deferred tax assets accounted for as of December 31, 2011 was based on an estimated allocation of the selling price for Genesys, which could differ in some respects from the definitive allocation. This could have an impact on the Group’s tax losses carried forward. These estimated deferred tax assets were expensed in 2012 (with a negative impact in “Income (loss) from discontinued operations” of €366 million or U.S.$470 million) when the corresponding capital gains were recorded.

On the other hand, deferred tax assets recognized as of December 31, 2010, which had taken into account the future taxable net income of the Genesys business, were reduced in 2011 by €96 million to remove such future taxable net income of Genesys as a result of its anticipated sale, which had a corresponding impact on the income statement in the “income tax (expense) benefit” line item.
(4)	Following the performance of the 2010 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2010, resulted in increasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2009.

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l to our consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent are €329 million as of December 31, 2012 (€591 million as of December 31, 2011 and €691 million as of December 31, 2010).

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financial results.

Weighted average rates used to determine the pension and post-retirement expense	2012	2011	2010
Weighted average expected rates of return on pension and post-retirement plan assets	6.05%	6.42%	6.57%
Weighted average discount rates used to determine the pension and post-retirement expense	3.67%	4.85%	5.04%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €770 million increase in pre-tax income during 2012 (€429 million increase in 2011 and €319 million increase in 2010). Included in the €770 million increase in pre-tax income during 2012 (€429 million in 2011 and €319 million in 2010) was €195 million (€67 million in 2011 and €30 million in 2010) booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and €9 million as a result of certain changes to our Switzerland retiree pension plan as described in Note 26f to our consolidated financial statements.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 net pension and post-retirement result by approximately €(87) million and €98 million, respectively.

Expected return on plan assets

Expected return on plan assets for our U.S. plans is determined based on recommendations from our external investment advisor and our own historical returns’ experience. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The 2012 fourth quarter expected return on plan assets (accounted for in “other financial income (loss)”) for our U.S. plans is based on September 30, 2012 plan asset fair values. However, the expected return on plan assets for our non U.S. plans is based on the fair values of plan assets at December 31, 2011 for each quarter of 2012.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2012 net pension and post-retirement result by approximately €145 million.

For our U.S. plans, we recognized a US$33 million (€26 million) increase in the net pension credit during the fourth quarter of 2012 compared to the third quarter of 2012, which is accounted for in “other financial income (loss)”. This increase corresponds to an increase in the expected return on plan assets for our U.S. plans due to the increase in plan asset fair values and a lower interest cost due to a decrease in discount rates. On our U.S. plans, we expect a US$270 million

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(€205 million) decrease in the net pension credit to be accounted for in “other financial income (loss)” between the 2012 fourth quarter and the 2013 first quarter. This decrease mainly corresponds to the application of the revised IAS 19 “Employee Benefits” standard. We do not anticipate a material impact outside our U.S. plans.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

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

Mortality assumptions

As there are less and less experience data, because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of our U.S. pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. The impact of these changes was reflected in our expected return assumptions beginning with year 2010.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. These changes, as expected initially, allowed the volatility of the funded status and the expected return on plan assets to be reduced by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our Group’s U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2012 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of December 31, 2012, and since our U.S. management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €268 million.

2010 U.S. health care legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to us by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge reflected on our consolidated income statement and a €6 million profit reflected on our consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to Note 9 to our consolidated financial statements). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we previously offered to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in our consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010 (see Note 26 to our consolidated financial statements). One additional provision of the PPACA pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by our third party actuaries to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. We have used and intend to use in the future eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 transfers from the U.S. Occupational – inactive pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26 to our consolidated financial statements), we estimate that, as of December 31, 2012, the excess of assets above 120% of the plan obligations is US$ 2.3 billion (€1.7 billion), and the excess above 125% of plan obligations was US$ 1.9 billion (€1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational – inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, continues a source of funding for healthcare benefits currently provided to the retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers who participate in the pension plan and will now also make available an additional funding source for such participants’

retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on our statement of financial position additional pension assets of approximately U.S. $576 million (€436 million) that will be available to pay this retiree life insurance liability.

h/ Revenue recognition

As indicated in Note 1m to our consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on our financial condition.

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

Contracts that are multiple-element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1m to our consolidated financial statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple-element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on our financial condition could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see paragraph b above).

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

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 25 to our consolidated financial statements. All of our convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs

28 to 32) as described in Note 1q to our consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in Notes 8, 25 and 27 to our consolidated financial statements, such a change in estimates occurred during the second quarter of 2012 regarding Lucent’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1q to our consolidated financial statements, has been recorded in “other financial income (loss)” as a result of a change in the Group’s estimate of redemption triggers for an amount of U.S.$(229) million or €(178.1) million for 2012.

Regarding Lucent’s 2.875% Series B convertible debenture, if all or part of the bond holders do not ask for redemption at the June 15, 2013 optional redemption date, the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered as reliable, with a corresponding potential positive impact on the financial result. The initial accounting treatment could then be resumed.

k/ Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of The Performance Program to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, during a meeting with the ECID (the European Committee for Information & Dialogue), further details of the Performance Program were provided to the ECID members, representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, UK & Ireland. In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned have been informed. Further details will be communicated at a country level in due time, following due

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.1 OVERVIEW OF 2012

process. At year-end, detailed announcements in countries outside the ECID area were waiting for clearance, but were being communicated in January 2013.

The announcement date of a plan may not be the decisive date for determining whether a reserve should be established, because, in some countries, employees’ representatives or works councils must be consulted through a specific process prior to the effectiveness of the termination plan. These processes can take some months to complete, and could make the restructuring decision at the announcement date reversible.

Using the recognition criteria for establishing restructuring reserves (see Note 1k to our consolidated financial statements), as of December 31, 2012, we analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or work councils.

We estimate total restructuring costs related to the Performance Program at €0.9 billion. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and work councils in certain countries and on the outcome of other factors, such as attrition of the workforce. As of December 31, 2012, we had expensed €0.4 billion of restructuring costs. The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

In the context of the impairment test of goodwill, as prescribed by sections 44 and 45 of IAS 36 “Impairment of Assets”, and with regard to the composition of future cash flows used to determine the value in use when measuring the recoverable amount of a group of Cash Generating Units: “Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from (a) a future restructuring to which an entity is not yet committed; or (b) improving or enhancing the asset’s performance. Because future cash flows are estimated for the asset in its current condition, value in use does not reflect: (a) future cash outflows or related cost savings (for example in staff costs) or benefits that are expected to arise from a future restructuring to which an entity is not yet committed; or (b) future cash outflows that will improve or enhance the asset’s performance or the related cash inflows that are expected to arise from such outflows.”

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of December 31, 2012, from the value in use determined for the 2012 annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of Cash Generating Units (i.e. our Product Divisions), corresponding to the methodology described in Note 2c to our consolidated financial statements. We arrive at fair value less costs to sell of a Product Division by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a Product Division.

6.1 OVERVIEW OF 2012

The overall state of the global economy impacted the market for telecommunications equipment and related services in 2012, as trends from 2011 continued into this year: western countries showed limited GDP growth on concerns of sovereign debt issues, China focused on leadership change and political unrest continued to impact the Middle East and Africa.

In addition to the regional and economic trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in 2012. The most important of these trends have been dominating this market for some time. They include:

—

Surging growth in data traffic volumes, especially mobile broadband data traffic volumes, driven by increased smartphone and tablet penetration and video use. Although this trend has been especially pronounced in the United States, there are increasing signs that it is spreading elsewhere.

—

The transformation of service provider networks into a converged, multi-service all-IP architecture. This trend is driven by cost concerns and the superior handling by an all-IP architecture of the ongoing shift in the nature of network traffic – from voice-centric to increasingly video-centric traffic. One aspect of the transition to an all-IP architecture is the shift in carrier investment spending from legacy technologies to IP.

—

An increased focus by service providers on how to “monetize” their investment in new capacity, essentially by cutting operating and capital expenses in legacy technologies and facilitating the development and offering new, profitable services.

This combination of regional, economic and industry trends drove cautious overall spending in the market for telecommunications equipment and related services in 2012. These trends were also a key driver of how our own business performed in 2012:

—

Service providers continued to view IP as a major area of investment in 2012, as evidenced by our 24.2% growth in revenues in our IP division compared to 2011. Growth in the market for IP/MPLS service routers continued to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, and more recently, by their spending for IP mobile backhaul. We witnessed double-digit growth across both the Americas and Asia Pacific regions in 2012.

—

Our Wireless division within our Networks segment declined 17.2% in 2012, compared to 2011. The decline was mainly driven by weakness in both 2G and 3G technologies, primarily CDMA in the United States and GSM in China. Traction continued in 4G LTE as spending on the first

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.1 OVERVIEW OF 2012

large-scale deployments, primarily in the Americas, helped to partially offset declines in our Wireless business.

—

Both our terrestrial and submarine businesses contributed to the 20.3% decrease in our Optics division in 2012. Within terrestrial, spending for legacy SONET/SDH equipment remained in secular decline, while our WDM business stabilized as we ended the year with declines in the Americas regions tempered by some resilience in the Asia Pacific and EMEA regions. Our submarine business declined at a double-digit rate in 2012, but despite a decrease in our revenues, our order flows increased in the second half of 2012.

—

Our Wireline division within our Networks segment, which consists largely of fixed broadband access equipment along with our legacy switching business, increased 1.1% in 2012, marking the first year of growth since the merger between Alcatel and Lucent. Growth in our fiber-based access equipment sales was driven by strong interest across all regions, particularly China, but was partially offset by continued declines in our legacy businesses.

—

The Software, Services and Solutions (S3) segment increased 2.3% in 2012 over the prior year, reflecting year over year growth in both our Services and Network Applications businesses. Our Services business increased 1.8% in 2012, where growth in our Professional Services and Maintenance businesses more than offset a flat Network Build and Implementation business. As part of our Performance Program, we also began restructuring our Managed Services business in the second half of 2012, negatively impacting overall services growth as the year progressed. Our Network Applications business increased 6.4% in 2012, driven by strength in our Customer Experience Solutions, Subscriber Data Management and Voice over LTE (VoLTE) IMS applications.

—	Our Enterprise business revenues declined 7.1% in 2012, driven by weakness in both our voice telephony business as well as our data networking business.

Our industry continues to experience fast-paced change driven by bandwidth demands, the massive adoption of new mobile devices and of new applications and services. This situation presents both challenges and opportunities for our industry and our service provider customers, including increasing needs for more network capacity, lowering the cost of operations and monitoring networks. Over the past few years, we have helped the industry address many of these issues through the development of our High Leverage Network (HLN) architecture and the opening of networks via Application Enablement.

We see a clear imperative for the industry to quickly adapt to this evolving environment, by defining a coherent vision and network platform to facilitate global economic growth.

To this end, we are implementing a three-pronged strategy, making HLN evolve as a platform for innovation, by significantly expanding the definition, capabilities, and role of the network. We intend to:

—	Continue to develop the High Leverage Network into a software-driven, self-optimizing, intelligent network that allows advanced controls, orchestration, and decision analytics capabilities;
—

Build on the HLN foundation to develop a platform that dramatically simplifies the process by which people can connect with others, or access any content or service, stored in the Cloud, anywhere in the world; and

—	Introduce radical, industry-changing innovations in sustainability, privacy, security and digital inclusion.

We therefore have invested, and continue to invest today significantly in core HLN technologies such as IP, new generation Optics, lightRadio/LTE, fiber access and IMS. This part of our portfolio supports a significant portion of our current revenues and is still in the growth phase of its products’ life cycle. As such, it also concentrates a significant portion of our R&D investment.

We are also expanding and realigning this HLN portfolio into new areas by investing in R&D on selective network applications that are important for the future evolution of the network, such as carrier Cloud, and customer experience management. As these areas are new, they do not yet represent a significant portion of our current revenues. In absolute terms the investment is lower than in the core portfolio, but it is significant as a percent of revenues given the current early stage in these products’ life cycle.

In addition, we are managing the transition of investments away from mature technologies as certain of our products, such as legacy optical networks (SDH/Sonet), legacy ATM switching, 2G networks and ADSL copper access, reach maturity and generate flat or declining revenues. These products are well developed and require minimal R&D investment to support the current installed base and our customers.

Sales of HLN products accounted for 53% of Network sales in 2012 compared to 42% in 2011.

To accelerate our strategic plan, in July 2012, we launched The Performance Program to take aggressive action in aligning our business to market trends. The plan is structured around additional cost savings (in addition to those previously announced in 2011) totaling €1.25 billion by the end of 2013 when taking into account our fixed and variable costs savings of close to € 650 million in 2012, through a number of initiatives, including (i) an additional global headcount reduction of around 5,500 employees and approximately 1,400 contractors to align our cost structure with our scale and simplify our organization; (ii) a review of 15 of our Managed Services contracts, where we will focus on higher value-added contracts and exit or restructure unprofitable businesses (with associated headcount reductions in addition to the 5,500 employees and 1,400 contractors). Through 2012, we have successfully addressed seven of the fifteen contracts; (iii) a review of our global operations, where we will exit or restructure unprofitable markets and adapt our go-to-market strategy in specific countries, including operations in 45 countries to be addressed by indirect sales channels; and (iv) the broadening of our monetization strategy of our patent portfolio (to be done in compliance with the 2013 Senior Secured Credit Facilities) and the creation of a dedicated profit center within our Group. We believe this plan will allow us to improve our agility in the marketplace while remaining fully committed to both our customers and continuing to deliver world-class innovation.

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

6.2    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012 COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

Revenues. Revenues totaled €14,446 million in 2012, a decline of 5.7% from €15,327 million in 2011. Approximately 57% of our revenues are denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The appreciation in the value of other currencies, including the U.S. dollar, relative to the euro in 2012 compared with 2011 had a positive effect on our reported revenues. If there had been constant exchange rates in 2012 as compared to 2011, our consolidated revenues would have decreased by approximately 10.3% instead of the

5.7% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2012, the average exchange rate that applied for 2011, instead of the average exchange rate that applied for 2012, and (ii) to our exports (mainly from Europe) effected during 2012 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2011. Our management believes that providing our investors with our revenues for 2012 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)	Year ended December 31, 2012	Year ended December 31, 2011	% Change
Revenues as reported	14,446	15,327	(5.7%)
Conversion impact euro/other currencies	(682)		(4.7%)
Hedging impact euro/other currencies	(14)		(0.1%)
Revenues at constant rate	13,750	15,327	(10.3%)

Revenues in our Networks segment declined 8.6% in 2012, with declines in Wireless and Optics offsetting growth in our IP and Wireline businesses. Our IP division increased 24.2% in 2012, driven by the continued success of our IP/MPLS service router business as service providers continue to transform their networks to all-IP, with investments in key areas such as 100 Gigabit Ethernet and mobile backhaul. Coming off a strong 2011, our Wireless business declined 17.2% in 2012, where growth in 4G LTE investments was not enough to offset declines in 2G and 3G. Optics revenues declined 20.3% in 2012, as we witnessed declines in both our submarine and terrestrial segments of this business, the latter of which was heavily impacted by declines in legacy optical equipment. Our Wireline business increased 1.1% in 2012, as copper revitalization and fiber-access equipment outgrew declines in legacy equipment. Revenues in our S3 segment increased 2.3% in 2012, with our Services and Networks Applications businesses increasing 1.8% and 6.4% in 2012, respectively. Revenues in our Enterprise segment declined by 7.1% in 2012, driven by declines in both voice telephony and data networking equipment.

Revenues in 2012 and in 2011 by geographical market (calculated based upon the location of the customer) are as shown in the table below:

(In millions of euros) Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
2012	833	2,475	496	1,091	1,418	5,406	1,683	1,044	14,446
2011	1,206	2,728	616	1,295	1,348	5,470	1,563	1,101	15,327
% Change 2012 vs. 2011	(31%)	(9%)	(19%)	(16%)	5%	(1%)	8%	(5%)	(6%)

In 2012, revenues in the United States declined 1% and accounted for 37.4% of revenues, up from 35.7% in 2011. After two years of growth, the U.S. declined slightly in 2012, where growth in technologies such as LTE and IP was not enough to offset declines in 2G and 3G wireless spending, primarily CDMA products, and other legacy technologies. Europe accounted for 26.3% of revenues in 2012 (5.8% in France, 17.1% in Other Western Europe and 3.4% in Rest of Europe), down from 29.7% in 2011 (7.9% in France, 17.8% in Other Western Europe and 4.0% in Rest of Europe) as economic fears over uncertain macroeconomic conditions and sovereign debt continued to weigh heavily on these regions. Within Europe, weakness was spread across most businesses as revenues decreased 31% year-over-year in France, declined 9% in Other Western Europe and fell 19% in Rest of Europe. Asia Pacific accounted for 17.4% of revenues in 2012 (7.6% in China and 9.8% in Other Asia Pacific), up from 17.2% of revenues in 2011 (8.4% in China and 8.8% in Other Asia Pacific). The year-over-year decline in Asia Pacific was mainly attributable to decreased spending in China, partially offset by growth in Other Asia Pacific, especially Japan. Revenues in Other Americas grew 8% in 2012 from 2011 and

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

its share of total revenue increased to 11.7% from 10.2%. Rest of World’s share of total revenue was flat at 7.2% in both 2012 and 2011, despite revenues declining 5% in 2012.

Gross Profit. In 2012, gross profit decreased to 30.1% of revenues, or €4,347 million, compared to 35.0% of revenue or €5,360 million in 2011. The decrease in gross profit was mainly driven by unfavorable product and geographic mix despite ongoing initiatives to reduce fixed operations costs. Gross profit in 2012 included the negative impact from a net charge of €(172) million for write-downs of inventory and work in progress, as compared to €(170) million for write-downs of inventory and work in progress in 2011.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our competitive position. In addition, profitability can be impacted by geographic area depending on the local competitive environment, our market share and the procurement policy of our customers. During 2012, we witnessed a decline, compared to 2011, in sales of products and in geographic areas where our profitability has historically been above average.

Administrative and selling expenses. In 2012, administrative and selling expenses were €(2,393) million or 16.6% of revenues compared to €(2,642) million or 17.2% of revenues in 2011. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €118 million in 2012 and €116 million in 2011. These non-cash purchase accounting entries primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships. The 9.4% decline in administrative and selling expenses year-over-year reflects ongoing actions taken to improve operational efficiency through the reduction of administrative expense, Information Systems/Information Technology expenses, real estate expenses and organizational complexity that were accelerated as part of our Performance Program.

Research and development costs. Research and development costs were €(2,444) million or 16.9% of revenues in 2012, after a net impact of capitalization of €(12) million of development expense, a decrease of 0.9% from €(2,467) million or 16.1% of revenues after the net impact of capitalization of €5 million of development expense in 2011. The slight decrease in research and development costs reflects our intention to generally maintain our research and development expenses throughout our Performance Program. Capitalization of R&D expense was negative in 2012, reflecting the fact that the amortization of our capitalized R&D costs was greater than new R&D costs that were capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €112 million in 2012 and €152 million in 2011 with the decline due mainly to the phasing out of the 5-year amortization of in-process R&D related to the Lucent business combination.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments. We recorded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €(490) million in 2012 compared to income of €251 million in 2011. The loss in 2012 reflects lower revenues and gross profit that were partially offset by lower overall operating expenses. Non-cash purchase accounting entries resulting from the Lucent business combination had a negative, non-cash impact of €230 million in 2012, which was lower than the impact of €268 million in 2011 mainly due to the phasing out of the 5-year amortization of in-process R&D related to the Lucent business combination.

In addition, changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments in 2012 by €(408) million, of which €(663) million were additional provisions and €255 million were reversals. Additional product sales reserves created during 2012 were €(549) million while reversals of product sales reserves were €177 million during the same period. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments by €(363) million in 2011, of which additional provisions were €(617) million and reversals were €254 million. Additional product sales reserves created during 2011 were €(528) million while reversals of product sales reserves were €168 million. The negative change between 2012 and 2011 from the impact of provisions on income (loss) from operating activities before restructuring costs, litigations, gain/ (loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments was driven by additional provisions resulting from contractual penalties and claims as well as from warranty claims.

Restructuring Costs. Restructuring costs were €(490) million in 2012, representing (i) €(363) million of new restructuring plans and adjustments to previous plans; (ii) €(59) million of other monetary costs related to restructuring reserves, (iii) €(57) million of other monetary costs related to reorganizational projects and related fees payable to third parties and (iv) a valuation allowance or write-off of assets of €(11) million in the aggregate. The cost of new restructuring plans increased in 2012 compared to 2011 due the introduction of our Performance Program and primarily relate to severance payments, early retirement payments, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of business undertaken by the Group. We will incur additional costs for The Performance Program in the future. Restructuring costs were €(203) million in 2011, representing (i) €(113) million of new restructuring plans and adjustments to previous plans; (ii) €(60) million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) €(29) million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of €(1) million in the aggregate. Our restructuring reserves of €(456) million at December 31, 2012 increased compared to our €(294) million restructuring reserves at December 30, 2011, primarily due to the increase

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

in net restructuring costs of €(479) million in 2012 compared to €(202) million in 2011, due to the recognition of a portion of restructuring costs arising from the announced Performance Program. We will recognize additional restructuring reserves in the future relating to this Program.

Litigations. In 2012, we booked litigation credit of €2 million related to the FCPA and Fox River litigations. In 2011, we booked litigation credit of €4 million related to both the FCPA and Fox River litigations due to the settlement of the FCPA matter with the SEC and the US Department of Justice as well as the reduction in the claim amount made against us in connection with the Fox River matter.

Gain/(loss) on disposal of consolidated entities. In 2012, we booked a gain on the disposal of consolidated entities of €11 million, mainly related to the liquidation of an Alcatel-Lucent holding company, compared to 2011, when we booked a loss of €(2) million, mainly related to the post-closing adjustments paid by us in connection with the sale of our Vacuum business to Pfeiffer Vacuum Technology AG in 2010.

Impairment of assets. In 2012, we booked an impairment of assets charge of €(894) million mainly related to the Optics and Wireless businesses within our Networks segment. The Optics charge was related to adjusting our assumptions about the pace of the Wavelength-Division Multiplexing (WDM) ramp-up, which was slower than anticipated, and the migration of new technologies in the Optics division, while the Wireless charge was related to the faster-than-anticipated replacement of GSM and CDMA technologies by LTE technologies. Of the €(894) million of charges in 2012, €(522) million were related to goodwill, of which €(431) million pertained to our Optics business, €(122) million related to capitalized development costs for our Wireless business, €(191) million related to other intangible assets of our Wireless business and €(59) million related to property, plant and equipment. There were no impairment of assets charges in 2011.

Post-retirement benefit plan amendments. In 2012, we booked a total of €204 million of credits related to post-retirement benefit plan amendments, including (i) a € 60 million credit related to the change in retire healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2014 and the reduction of the Group’s obligation for formerly represented retirees who are subject to annual dollar caps; (ii) a € 135 million credit related to the offer to deferred vested participants in the U.S. management pension and U.S. occupational inactive pension plans to receive a lump sum payment upon retirement; and (iii) a €9 million gain related to several amendments that we made to the Swiss pension plan. In 2011, we booked a €67 million one-time credit related to the change in our U.S. management pension plan, effective April 1, 2011, which provides current active employees who participate in this plan the option to receive a lump sum when they retire.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €(1,657) million in 2012, compared to income of €117 million in 2011. The larger loss from operating activities in 2012 is due to lower revenues and gross profits, an impairment of assets charge, higher restructuring costs and lower credits related to litigations, partially offset by lower operating expenses, a gain on consolidated entities and a larger credit related to post-retirement benefit plan amendments.

Finance costs. Finance costs were €(279) million in 2012, a decrease from €(294) million in 2011. The decline in finance costs was primarily driven by higher interest earned, from €59 million in 2011 to €78 million in 2012, partially offset by an increase in interest paid, from €(353) million in 2011 to €(357) million in 2012. The 2012 increase in interest earned is due primarily to an increase in our ownership of marketable securities in 2012 which provide higher interest than cash.

Other financial income (loss). Other financial income was €347 million in 2012, compared to €359 million in 2011. In 2012, other financial income consisted primarily of (i) income of €617 million related to the financial component of pension and post-retirement benefit costs partially offset by (ii) a loss of €(178) million related to the change of estimated future cash flows related to Lucent’s 2.875% Series B convertible debentures due to the June 15, 2013 optional redemption date and (iii) a loss of €(27) million related to the repurchase of $115.5 million of Lucent’s 2.875% Series B convertible debentures. In 2011, other financial income consisted primarily of (i) income of €417 million related to the financial component of pension and post-retirement benefit costs offset by (ii) a loss of €(65) million, a majority of which is due to bank charges and discount costs in connection with the sale of certain of our receivables without recourse.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €2 million during 2012, compared with €4 million in 2011.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €(1,587) million in 2012 compared to income of €186 million in 2011.

Income tax (expense) benefit. We had an income tax expense of €(530) million in 2012, compared to an income tax benefit of €544 million in 2011. The income tax expense for 2012 resulted from a current income tax charge of €(72) million in addition to a net deferred income tax expense of €(458) million. The €(458) million net deferred income tax expense includes: (i) €(560) million of other deferred income tax expenses, net, primarily related to the re-assessment of the recoverability of certain deferred tax assets in the U.S. mainly in connection with the 2012 annual impairment test of goodwill performed in the fourth quarter of 2012; (ii) €(104) million in deferred tax charges related to Lucent’s post-retirement benefit plans; and (iii) €(51) million of deferred tax expenses related to the post-retirement benefit plan amendments we implemented in 2012. These expenses were slightly offset by (i) €177 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent and (ii) €80 million related to the reversal of deferred tax liabilities related to Lucent’s 2.875% Series A convertible debentures. The income tax benefit for 2011 resulted from a current income tax charge of €(42) million more than offset by a net deferred income tax benefit of €586 million. The €586 million net deferred tax benefit includes: (i) €559 million of other deferred income tax benefits primarily related to the re-assessment of the recoverability of certain deferred tax assets

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.2 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

mainly in connection with the 2011 annual impairment tests of goodwill performed in the second and fourth quarters of 2011 and (ii) €114 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These positive effects were slightly offset by €(87) million in deferred tax charges related to Lucent’s post-retirement benefit plans.

Income (loss) from continuing operations. We had a loss from continuing operations of €(2,117) million in 2012 compared to income of €730 million in 2011.

Income (loss) from discontinued operations. We had income from discontinued operations of €666 million in 2012 mainly related to the capital gain on the disposal of our Genesys business in 2012, net of tax. Income from discontinued

operations was €414 million in 2011 related to the pending disposal of our Genesys business, including €338 million of deferred tax assets relating to the tax losses carried forward that were used to offset the capital gain on the disposal of our Genesys business in 2012.

Non-controlling Interests. Non-controlling interests accounted for a loss of €(77) million in 2012, compared to income of €49 million in 2011. The decrease from 2011 is due largely to losses from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd.

Net income (loss) attributable to equity holders of the parent. A net loss of €(1,374) million was attributable to equity holders of the parent in 2012, compared to income of €1,095 million in 2011.

6.3    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2012 COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

The following discussion takes into account our results of operations for the years ended December 31, 2012 and December 31, 2011, with the 2011 results presented to exclude the Genesys business in order to facilitate comparison with 2012.

The table below sets forth certain financial information on a segment basis for the years ended December 31, 2012 and December 31, 2011. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision making function, to assess performance and to allocate resources. It consists of segment income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, excluding the non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss) reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included as part of this annual report.

(In millions of euros)
Twelve months ended December 31, 2012	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues (including intra-Group transactions)	8,819	4,564	764	299	14,446
Segment Operating Income (Loss)	(452)	297	(12)	(93)	(260)
PPA Adjustments (excluding restructuring costs and impairment of assets)					(230)
Income (loss) from operating activities before restructuring costs,litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					(490)

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

(In millions of euros)
Twelve months ended December 31, 2011	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues (including Genesys)	9,654	4,461	1,213	368	15,696
Genesys Revenues			391	(22)	369
Revenues (as reported in 2012, including intra-Group transactions)	9,654	4,461	822	390	15,327
Segment Operating Income (Loss) (including Genesys)	263	227	108	12	610
Genesys Operating Income			83	8	91
Operating Income (Loss) (as reported)	263	227	25	4	519
PPA Adjustments (excluding restructuring costs and impairment of assets)					(268)
Income (loss) from operating activities before restructuring costs,litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					251

PPA adjustments (excluding restructuring costs and impairment of assets). PPA adjustments (excluding restructuring costs and impairment of assets) decreased in 2012, to €(230) million compared with €(268) million in 2011. The decrease was mainly due to the phasing out of the 5-year amortization of in-process R&D related to the Lucent business combination.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In 2012, a segment operating loss of €(260) million for the Group, adjusted for €(230) million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €(490) million. In 2011, a segment operating income of €519 million for the Group, adjusted for €(268) million in PPA yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €251 million.

NETWORKS SEGMENT

Revenues in our Networks segment were €8,819 million in 2012, a decrease of 8.6% from €9,654 million in 2011, using current exchange rates. When we translate the non-euro portion of Network sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The rise in the value of other currencies, including the U.S. dollar, relative to the euro in 2012 as compared to 2011 had a positive impact on our reported revenues. At constant exchange rates for 2012 and 2011, our Networks segment revenues would have decreased by approximately 13.4% instead of the 8.6% decrease actually reported.

Revenues in our IP division were €1,968 million in 2012, an increase of 24.2% from €1,585 million in 2011. The strong year-over-year growth was driven by the continued success of our IP/MPLS service router portfolio. Regionally, we experienced double-digit growth in both the Americas and in Asia-Pacific, the latter of which had a record year in terms of total revenues. Growth in the market for IP/MPLS service routers continues to be driven by service provider spending to enhance their ability to deliver IP-based business and consumer services, including 100 Gigabit Ethernet, as well as their spending for IP mobile backhaul. Helping our customers to meet the growing demand for an all-IP network transformation and an IP mobile-backhaul, our IP routers have been selected by more than 500 customers worldwide.

Revenues in our Optics division were €2,076 million in 2012, a decline of 20.3% from €2,605 million in 2011, with both our terrestrial and submarine businesses contributing to the decrease. Within terrestrial, spending for legacy SONET/SDH equipment remained in secular decline, while our WDM business rebounded in the second half, particularly in Asia Pacific and EMEA regions. Our WDM portfolio slowed down its pace of decline, from (14)% in the first half of 2012 to almost flat in the second half. Due to the change in our assumptions for the ramp-up of this business, we took an impairment charge in 2012. Traction within our WDM business revolves around our flagship product, the 1830 Photonic Service Switch (PSS), which represented 24% of terrestrial optics revenues, almost double compared to the previous year. Our submarine optics business also contributed to the overall decline in our Optics division, despite increased order flow as we exited 2012.

Revenues in our Wireless division decreased 17.2% in 2012 to €3,415 million, from €4,122 million in 2011. Our Wireless division witnessed declines across all regions in 2012, despite a stabilization in revenues towards the end of the year. The year-over-year declines were mainly driven by weakness in both 2G and 3G technologies, primarily CDMA in the U.S., after strong investments in the first half of 2011, and GSM in China, where delays in the central bidding process impacted spending. Due to these declines we also took an impairment charge for this business in 2012. In 2012 we saw a positive impact from spending on the first large-scale deployments of 4G LTE wireless networks, especially in the Americas, which helped to partially offset declines across other wireless technologies.

Revenues in our Wireline business grew 1.1% to €1,409 million in 2012 from €1,393 million in 2011. The increase in our Wireline business was driven by fiber-rollouts for nationwide broadband initiatives, driving strong growth in our fiber-based access equipment portfolio. Fiber products grew across all regions, with

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.3 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2012

COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

particular strength in China. This growth was muted by continued declines in our legacy and IP-DSLAM businesses. Service providers also continue to show interest in copper revitalization, through VDSL2 vectoring, which allows speed enhancements over existing copper networks.

Segment operating loss in the Networks group was €(452) million or (5.1)% of revenue in 2012, compared with a segment operating income of €263 million in 2011. The decrease segment operating income reflects lower volumes and unfavorable shifts in product and geographic sales mix, especially in Wireless.

S3 SEGMENT

Revenues in our S3 segment were €4,564 million in 2012 compared to €4,461 million in 2011, an increase of 2.3% at current exchange rates. At constant exchange rates for 2012 and 2011, our S3 revenues would have decreased by 1.7% instead of the 2.3% reported increase.

Revenues in our Services business were €4,034 million in 2012, an increase of 1.8% from €3,963 million in 2011. Within Services, revenues in our Managed and Outsourcing solutions business grew at a single-digit rate in 2012, with a slowdown in revenues in the second half of the year, resulting from the renegotiating or exiting out of margin dilutive contracts, which undertaking we had announced as part of our Performance Program initiative. Revenues in the Professional Services business (a division of Network and Systems Integration) grew at a high-single digit rate driven by growth in both the Americas and Asia Pacific regions, partially offset by a decline in EMEA. We also saw moderate growth in our Maintenance business (a division of Product-Attached Services) in 2012, driven by strength in the Americas. Our Network Build and Implementation (NBI) business saw flat revenues in 2012, where 4G LTE wireless rollouts drove second half revenues that offset first half declines.

Revenues in our Network Applications business increased 6.4% in 2012, to €530 million from €498 million in 2011. Our Customer Experience Solution (formerly Motive) business continued its traction, increasing at a high single-digit rate in 2012. Both our Subscriber Data Management and Voice Over LTE (VoLTE) IMS businesses, which are both part of our Advanced Communications Applications portfolio, benefitted from the migration to LTE in North America in 2012, driving strong double-digit growth in each of these applications. These growing areas were partially offset in 2012 by declines in our Messaging applications, which are also included in the Advanced Communications Applications portfolio.

Segment operating income in our S3 business was €297 million or 6.5% of revenue in 2012, compared with €227 million or 5.1% of revenue in 2011. The improvement in segment operating income reflected a decrease in our fixed costs structure and overall improvements in our Managed and Outsourcing Solutions activity.

ENTERPRISE SEGMENT

Revenues in our Enterprise segment were €764 million in 2012 compared to €822 million in 2011, a decrease of 7.1% at current exchange rates. At constant exchange rates for 2012 and 2011, our Enterprise revenues would have decreased by 8.9% instead of the 7.1% reported decrease. The year-over-year decline in Enterprise was driven by declines in both our voice telephony and data networking businesses, mainly due to uncertain economic conditions in Europe.

Enterprise segment operating loss was €(12) million or (1.6)% of revenue in 2012, compared with €25 million or 3.0% of income in 2011. The decrease in operating income was mainly driven by lower volumes and adverse product mix, both of which offset reductions in fixed costs.

6.4    CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011 COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

Introduction. The following discussion takes into account or results of operations for the years ended December 31, 2011 and December 31, 2010 on the following basis:

—	The 2011 and 2010 results exclude the Genesys business that was sold to Permira on February 1, 2012.

—

The 2010 results are presented according to the organization structure that became effective July 20, 2011. The organization includes three business segments: Networks, S3 (Software, Services & Solutions) and Enterprise

Revenues. Revenues totaled €15,327 million in 2011, a decline of 2.1% from €15,658 million in 2010. Approximately 59% of our revenues are denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in 2011 compared with 2010 had a negative effect on our reported revenues. If there had been constant exchange rates in 2011 as compared to 2010, our consolidated revenues would have decreased by approximately 0.1% instead of the 2.1% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during 2011, the average exchange rate that applied for 2010, instead of the average exchange rate that applied for 2011, and (ii) to our exports (mainly from Europe) effected during 2011 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for 2010. Our management believes that providing our investors with our revenues for 2011 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of our competitors in the industry.

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

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

Revenues in 2011 and in 2010 by geographical market (calculated based upon the location of the customer) are as shown in the table below. This table differs from the table in our 2011 Annual Report, as it excludes revenues from Genesys which was sold in 2012.

(In millions of euros) Revenues by geographical market
	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
2011	1,206	2,728	616	1,295	1,348	5,470	1,563	1,101	15,327
2010	1,358	2,953	664	1,209	1,672	5,163	1,356	1,283	15,658
% Change 2011 vs. 2010	(11%)	(8%)	(7%)	7%	(19%)	6%	15%	(14%)	(2%)

In 2011, the United States accounted for 35.7% of revenues, up from 33.0% in 2010 as revenues grew 6%. The U.S continued to show signs of growth in the telecom sector following a strong recovery in 2010, with growth in the telecom sector driven by a surge in spending to accommodate strong growth in mobile data traffic, which led to strong growth in key areas such as IP and wireless in the first half of the year, with tempered spending in the second half. Europe accounted for 29.7% of revenues in 2011 (7.9% in France, 17.8% in Other Western Europe and 4.0% in Rest of Europe), down from 31.8% in 2010 (8.7% in France, 18.9% in Other Western Europe and 4.2% in Rest of Europe) as economic fears over sovereign debt weighed heavily on these regions. Within Europe, revenue decreased 11% year-over-year in France, declined 8% in Other Western Europe and declined 7% in the Rest of Europe. Overall, Europe saw weakness spread across most businesses, with a few pockets of strength like our Managed & Outsourcing Solutions business within the S3 segment. Asia Pacific accounted for 17.2% of revenues in 2011 (8.4% in China and 8.8% in Other Asia Pacific), down from 18.4% of revenues in 2010 (7.7% in China and 10.7% in Other Asia Pacific). The year-over-year decline in Asia Pacific was mainly attributable to an 19% decline in Other Asia Pacific, while our China revenues grew 7% compared to 2010. Revenues in Other Americas grew 15% in 2011 from 2010 and its share of total revenue increased to 10.2% from 8.7%. Rest of World decreased its share of total revenue to 7.2% in 2011, down from 8.2% in 2010, and had a 14% decrease in revenue.

Gross Profit. In 2011, gross profit increased to 35.0% of revenues, or €5,360 million, compared to 33.9% of revenue or

€5,302 million in 2010. The increase in gross profit was mainly driven by favorable product and geographic mix as well as ongoing initiatives to reduce fixed operations, procurement and product design costs. Gross profit in 2011 primarily included the negative impact from a net charge of €(170) million for write-downs of inventory and work in progress, as compared to €(115) million for write-downs of inventory and work in progress in 2010.

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

Administrative and selling expenses. In 2011, administrative and selling expenses were €(2,642) million or 17.2% of revenues compared to €(2,769) million or 17.7% of revenues in 2010. Included in administrative and selling expenses are non-cash purchase accounting entries resulting from the Lucent business combination of €116 million in 2011 and €126 million in 2010. These non-cash purchase accounting entries primarily relate to the amortization of purchased intangible assets of Lucent, such as customer relationships and were lower year-over-year due to the impact of the strength of the euro compared to the U.S. dollar. The 4.6% decline in administrative and selling expenses year-over-year reflects the progress we have made to improve operational efficiency through the reduction of administrative expense,

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

Information Systems/Information Technology and real estate expenses and organizational complexity.

Research and development costs. Research and development costs were €(2,467) million or 16.1% of revenues in 2011, after a net impact of capitalization of €5 million of development expense, a decrease of 5.2% from €(2,603) million or 16.6% of revenues after the net impact of capitalization of €(10) million of development expense in 2010. The 5.2% decrease in research and development costs reflects a reduction in spending on legacy technologies in an effort to reduce overall costs. Capitalization of R&D expense was negative in 2010, reflecting the fact that the amortization of our capitalized R&D costs was greater than new R&D costs that were capitalized during this period. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €152 million in 2011 and €159 million in 2010.

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

In addition, changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments in 2011 by €(363) million, of which €(617) million were additional provisions and €254 million were reversals. Additional product sales reserves created during 2011 were €(528) million while reversals of product sales reserves were €168 million during the same period. Of the €168 million in reversals, €56 million related to reversals of reserves made in respect of warranties due to the revision of our original estimates for these reserves regarding warranty period and costs. This revision was due mainly to (i) the earlier than expected replacement of products under warranty by our customers with more recent technologies and (ii) the product’s actual performance leading to fewer warranty claims than anticipated and for which we had made a reserve. In addition, €50 million of the €168 million reversal of product sales reserves was mainly related to reductions in probable penalties due to contract delays or other contractual issues or in estimated amounts based upon statistical and historical evidence. The remaining reversals of €62 million were mainly related to new estimates of losses at completion. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments by €(397) million in 2010, of which additional provisions were €(701) million and reversals were €304 million. Additional product sales reserves created during 2010 were €(600) million while reversals of product sales reserves were €199 million.

Restructuring Costs. Restructuring costs were €(203) million for 2011, representing (i) €(113) million of new restructuring plans and adjustments to previous plans; (ii) €(60) million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iii) €(29) million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and a write-off of assets of €(1) million in the aggregate. Costs for new restructuring plans cover costs related to the elimination of jobs and to product rationalization and facilities closing decisions. Restructuring costs were €(371) million in 2010, representing (i) €(240) million of new restructuring plans or adjustments to previous plans; (ii) €(79) million of other monetary costs related to payables, (iii) €(46) million of other monetary costs related to restructuring reserves and (iv) a valuation allowance and write-off of assets of €(6) million in the aggregate. Our restructuring reserves of €(294) million at December 31, 2011 declined compared to our €(413) million restructuring reserves at December 30, 2010, and covered jobs identified for elimination and notified in 2011, jobs eliminated in previous years for which total or partial payment is still due, costs of replacing rationalized products, and other monetary costs linked to decisions to reduce the number of our facilities. Our restructuring reserves declined in 2011 primarily due to the adoption of fewer new restructuring plans in 2011 as well as the completion of older plans.

Litigations. In 2011, we booked litigation credit of €4 million related to both the FCPA and Fox River litigations due to the settlement of the FCPA matter with the SEC and the US Department of Justice as well as the reduction in the claim amount made against us in connection with the Fox River matter. In 2010, we booked litigation charges of €(28) million related to: (i) the arbitral award on the collapse of a building in Madrid for an amount of €(22) million and (ii) the FCPA litigation for an amount of €(10) million, which charges were offset by a €4 million litigation credit pertaining to the Fox River litigation.

Gain/(loss) on disposal of consolidated entities. In 2011, we booked a loss on the disposal of consolidated entities of €(2) million, mainly related to the post-closing adjustments paid by us in connection with the sale of our Vacuum business to Pfeiffer Vacuum Technology AG in 2010, compared to a gain of €62 million in 2010, which was mainly related to the completion of the sale of our Vacuum business that year.

Post-retirement benefit plan amendment. In 2011, we booked a €67 million one-time credit related to the change in our U.S. management pension plan, effective April 1, 2011, which provides current active employees who participate in this plan the option to receive a lump sum payment when they retire. In 2010, we booked a €30 million net credit related to post-retirement benefit plan amendments that arose out of Alcatel-Lucent USA Inc.’s amendment of its Medicare Advantage National PPO plan in the third quarter of 2010 with an effective date of January 1, 2011 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependents.

Income (loss) from operating activities. Income (loss) from operating activities was income of €117 million in 2011, compared to a loss of €(377) million in 2010. The improvement in income/(loss) from operating activities in 2011 is due in part to higher gross margins, lower operating

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.4 CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

expenses, lower restructuring costs, credits related to litigations and post-retirement benefit plan amendments, partially offset by a loss on the disposal of consolidated entities.

Finance costs. Finance costs were €(294) million in 2011, a slight decrease from €(304) million in 2010. The decrease is due to an increase in interest earned, from €53 million in 2010 to €59 million in 2011, in addition to a decrease in interest paid, from €(357) million in 2010 to €(353) million in 2011. The 2011 decrease in interest paid is primarily due to lower levels of financial debt whereas the increase in interest earned is due to the increase of interest rates between 2010 and 2011.

Other financial income (loss). Other financial income was €359 million in 2011, compared to €356 million in 2010. In 2011, other financial income consisted primarily of (i) income of €417 million related to the financial component of pension and post-retirement benefit costs offset by (ii) a loss of €(65) million, a majority of which is due to bank charges and discount costs in connection with the sale of certain of our receivables without recourse. In 2010 other financial income consisted of (i) income of €339 million related to the financial component of pension and post-retirement benefit costs and (ii) income of €82 million from actual and potential gains on financial assets (of which €33 million related to the disposal of 2Wire and €10 million related to the disposal of our Vacuum business), both partially offset by a net loss of €(45) million related to foreign exchange transactions.

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

Income tax (expense) benefit. We had an income tax benefit of €544 million in 2011, compared to an income tax expense of €(14) million in 2010. The income tax benefit for 2011 resulted from a current income tax charge of €(42) million, which was more than offset by a net deferred income tax benefit of €586 million. The €586 million net deferred tax benefit includes: (i) €559 million of other deferred income tax benefits primarily related to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 impairment tests of goodwill performed in the second and fourth quarters of 2011 and (ii) €114 million of deferred income tax benefits related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent. These positive effects were slightly offset by €(87) million in deferred tax charges related to Lucent’s post-retirement benefit plans. The income tax expense for 2010 resulted from a current income tax charge of €(78) million offset by a net deferred income tax benefit of €64 million. The €64 million net deferred tax benefit includes deferred income tax benefits of €124 million related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of the Lucent combination and €97 million of other deferred income tax benefits primarily related to the re-assessment of the recoverability of deferred tax assets mainly in connection with the 2010 annual impairment test of goodwill performed in the second quarter of 2010. These positive effects were slightly offset by: (i) €(136) million in deferred tax charges related to Lucent’s post-retirement benefit plans, (ii) €(12) million of deferred tax charges related to the post-retirement benefit plan amendment and (iii) €(9) million of deferred taxes related to Lucent’s 2.875% Series A convertible debenture.

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

6.5    RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2011 COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

The following discussion takes into account our results of operations for the years ended December 31, 2011 and December 31, 2010, with both year’s results presented to exclude the Genesys business in order to facilitate comparison with 2012. Our 2010 results have also been presented according to the organization structure that became effective July 20, 2011.
The table below sets forth certain financial information on a segment basis for the years ended December 31, 2011 and December 31, 2010. Segment operating income (loss) is the measure of operating segment profit or loss that is used by our Chief Executive Officer to perform his chief operating decision making function, to assess performance and to allocate resources. It consists of segment income (loss) from

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and postretirement benefit plan amendments, excluding the main non-cash impacts of the purchase price allocation (PPA) entries relating to the Lucent business combination. Adding “PPA Adjustments (excluding restructuring costs and impairment of assets)” to segment operating income (loss), reconciles segment operating income (loss) with income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments, as shown in the table below and the consolidated financial statements included as part of this annual report.

(In millions of euros) Twelve months ended December 31, 2011	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues (including Genesys)	9,654	4,461	1,213	368	15,696
Genesys Revenues			391	(22)	369
Revenues (as reported in 2012)	9,654	4,461	822	390	15,327
Segment Operating Income (Loss) (including Genesys)	263	227	108	12	610
Genesys Operating Income			83	8	91
Operating Income (Loss) (as reported)	263	227	25	4	519
PPA Adjustments (excluding restructuring costs and impairment of assets)					(268)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					251

(In millions of euros) Twelve months ended December 31, 2010	Networks	Software, Services & Solutions	Enterprise	Other	Total
Revenues (including Genesys)	9,643	4,537	1,185	631	15,996
Genesys Revenues			361	(23)	338
Revenues (as reported in 2012)	9,643	4,537	824	654	15,658
Segment Operating Income (Loss) (including Genesys)	187	30	83	(12)	288
Genesys Operating Income			61	11	72
Operating Income (Loss) (as reported)	187	30	22	(23)	216
PPA Adjustments (excluding restructuring costs and impairment of assets)					(286)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments					(70)

PPA adjustments (excluding restructuring costs and impairment of assets). PPA adjustments (excluding restructuring costs and impairment of assets) decreased in 2011, to €(268) million compared with €(286) million in 2010. The decrease was largely due to the appreciation in the value of the euro relative to the U.S. dollar in 2011, as the amortization of purchased intangible assets of Lucent, including long-term customer relationships, acquired technologies and in-process R&D was little changed in 2011 compared with 2010.

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments. In 2011, segment operating income of €519 million for the Group, adjusted for €(268) million in PPA yielded income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €251 million. In 2010, a segment operating income of €216 million for the Group, adjusted for €(286) million in PPA yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(70) million. The improvement in 2011 reflects the impact of higher gross margins, improvements in our operating expenses and lower PPA adjustments.

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

   6

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

Revenues in our Wireline business fell 10.0% to €1,393 million in 2011 from €1,548 million in 2010. The decline in our wireline business reflects the shift from wireline to wireless spending and was largely due to weakness in both the EMEA (Europe, Middle East and Africa) and Americas regions, partially offset by more than 40% growth in the Asia Pacific region. Declines in our legacy TDM switching and IP-DSLAM businesses continued to drive the overall decline in our wireline business. We did see strong growth in the fiber access equipment division of our fixed access business across all regions, driven by our GPON equipment in the Americas and Asia Pacific, particularly in China. Service providers are also investing in new copper-based technologies that can enhance the capabilities of existing copper access networks.

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.5 RESULTS OF OPERATIONS BY BUSINESS SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2011

COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

ENTERPRISE SEGMENT

Revenues in our Enterprise segment were €822 million in 2011 compared to €824 million in 2010, a decrease of 0.2% at current exchange rates. The slight year-over-year decline in Enterprise was mainly driven by high-single digit growth in our data networking business that was more than offset by declines in our enterprise telephony equipment. If there had been constant exchange rates for 2011 as compared to 2010, we believe our Enterprise revenues would have increased at a low single-digit rate instead of the 0.2% reported decrease. However, we were unable to determine what the increase would have been at constant exchange rates in 2011 due to the restatement of the segment financial information to reflect the sale of our Genesys business to Permira in 2012.

Enterprise segment operating income was €25 million or 3.0% of revenue in 2011, compared with €22 million or 2.7% of revenue in 2010. The slight increase in operating income reflected improved cost control in 2011 compared to 2010.

6.6    LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Cash flow for the years ended December 31, 2012 and 2011

Introductory note : The presentation of exchange rate changes on inter-unit loans and borrowings in the consolidated statements of cash flows was modified in 2012, as explained in Note 4 to our consolidated financial statements. All 2011 figures have been re-presented to conform to this new presentation. The impact of this new presentation on the 2011 consolidated statement of cash flows are detailed in Note 4 to our consolidated financial statements.

Overview. Cash and cash equivalents decreased by €141 million in 2012 to €3,402 million at December 31, 2012 (of which €1 million of cash and cash equivalents were classified as assets held for sale). This decrease was mainly due to cash used by investing activities of €1,105 million (mainly, cash expenditure for acquisition of marketable securities of €574 million and capital expenditures of €582 million, somewhat offset by the proceeds from the disposal of tangible and intangible assets and from sale of previously consolidated and non-consolidated entities) and to cash used by operating activities of €97 million, both partially offset by cash provided by discontinued operations for € 1,035 million (mainly cash provided by the disposal of Genesys completed in 2012). On the other hand, in 2012 exchange rate changes had a positive net effect of €23 million, and financing activities had a slight positive effect of €2 million.

Net cash provided (used) by operating activities. Net cash used by operating activities before changes in working capital, interest and taxes was €1 million in 2012 compared to cash provided by operating activities of €606 million for 2011. This decrease was primarily due to the fact that income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments, represented a loss of €490 million in 2012, compared to a profit of €251 million in 2011.

Net cash used by operating activities was €97 million in 2012 compared to €85 million of net cash provided in 2011. This amount reflects the negative impact of the net cash used in 2012 by operating activities before changes in working capital, interest and taxes, as explained in the preceding paragraph, but it also reflects the positive cash impact of €164 million of net cash provided in 2012 by operating working capital, vendor financing and other current assets and liabilities, compared to €213 million of net cash used by such items in 2011. The change from €213 million of cash used to €164 million of cash provided between the two periods related to the increase in cash provided by working capital, representing an amount of cash provided of €345 million in 2012 compared to an amount of cash used of €200 million in 2011. Customers’ deposits and advances contributed positively to this change, with a €383 million improvement over 2011, due mainly to a €214 million improvement at Alcatel-Lucent USA Inc. (mostly related to advances received in connection with major contracts in the U.S.) and a €40 million improvement originating in our submarine business and in Alcatel-Lucent Shanghai Bell. Trade payables also contributed positively to the cash provided by working capital in 2012, with a decrease of the cash used from €480 million in 2011 to €180 million in 2012 (the more significant amount of cash used in 2011 being mainly explained by the decrease in inventories resulting from the improvement of the manufacturing cycle time and the outsourcing of our manufacturing activities). Further, trade receivables contributed positively for €159 million, mainly due to the decrease of revenues between 2012 and 2011, the decrease of overdue receivables in both 2012 and 2011, and to increased sale of receivables without recourse representing a €159 million positive impact in 2012 and €176 million in 2011. These three positive elements were partially offset, on one hand by a negative impact of inventories for €298 million in 2012, given that in 2012 there was no positive impact similar to that in 2011 of the decrease in inventories resulting from the outsourcing of our manufacturing activities, and on the other hand by the increase of work in progress in 2012 in connection with a major contract in the U.S. Net interest and taxes paid represented net cash used of €260 million in 2012 compared to €308 million in 2011. Although taxes paid were stable in 2012 compared to 2011, the lower amount of net cash used reflects lower net interest paid in 2012, due essentially to the repayment of one of our convertible bonds maturing in January 2011 (our “Oceane 4.75%” for €818 million), as to which we paid €39 million in interest relating to the year 2010 in January 2011, but had to make no interest payment in 2012.

Net cash provided (used) by investing activities. Net cash used by investing activities was €1,105 million in 2012 compared to €782 million in 2011. This increase of €323 million was mainly due to the fact that in 2012 the acquisition of marketable securities represented net cash used of €574 million compared to €270 million in 2011. In addition,

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

capital expenditures slightly increased from €558 million in 2011 to €582 million in 2012.

Net cash provided (used) by financing activities. Net cash provided by financing activities amounted to €2 million in 2012 compared to net cash used of €1,005 million in 2011. The primary factors that explain this change were (i) the decrease in 2012 in the amount of repayment of short-term and long-term debt, for €127 million (of which €100 million related to the floating rate notes due 2012, extendable to 2016), compared to €874 million in 2011 (of which €818 million related to the redemption of the “Oceane 4.75%” mentioned above), (ii) the higher amount of cash provided by capital increases (€123 million in 2012, related to the capital increase of Alcatel Shanghai Bell in connection with the contribution to such company of the RFS business by its former shareholders, compared to €15 million in 2011, related to the exercise of stock-options), and (iii) the positive impact of the net effect of exchange rate changes on inter-unit borrowings of €84 million in 2012 compared to a negative impact of €66 million in 2011.

Disposed of or discontinued operations. Cash provided by discontinued operations was €1,035 million in 2012 (of which €1,044 million of net cash provided by the disposal of our Genesys business), compared to € 2 million of cash used in 2011.

CAPITAL RESOURCES

Resources.    Over time, our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, the issuance of debt and equity in various forms, and credit facilities, including our three current Senior Secured Credit Facilities for an aggregate of €2.0 billion, which is comprised of: a U.S.$0.5 billion (€0.4 billion) asset sale facility which matures in August 2016, and a U.S.$1.75 billion (€1.3 billion) facility and a €0.3 billion facility, both of which mature in January 2019 (see “2013 Senior Secured Credit Facilities” below, Section 4.5, “Material Contracts” and note 27 to our consolidated financial statements). Our ability to draw upon these resources (other than the credit facilities, which have been fully drawn down) at any time is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, the debt and equity market conditions generally, and our compliance with the terms of our senior secured credit facilities and our debt indentures. Given current conditions, we cannot rely on our ability to access the debt and equity markets at any given time. In addition, given our current short-term ratings and the lack of liquidity of the French commercial paper /“billets de trésorerie” market, this market is not, for the time being, a reliable source of financing for us.

Also, no positive cash was generated from on-going operations in 2012, and the amount of positive cash flow so generated in 2011 was not significant. Counterbalancing this, our cash, cash equivalents and marketable securities, including short-term investments, aggregating €4,929 million as of December 31, 2012, are sufficient to fund our cash requirements for the next 12 months. Although approximately €1,303 million of our cash, cash equivalents and marketable securities are held in countries, primarily China, which are subject to exchange control restrictions that may limit the use of such funds by our subsidiaries outside of their local jurisdictions, we do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

We are currently contemplating the divestiture of certain non-core assets, which could result in sales proceeds in the range of €1.0 billion to €1.5 billion and thus improve the liquidity profile of our Group.

2007 Syndicated Bank Credit Facility. On April 5, 2007, we obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013. The availability of this syndicated credit facility was not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility was conditioned upon its compliance with a financial covenant linked to our capacity to generate sufficient cash to repay our net debt and compliance was tested quarterly when we released our consolidated financial statements. Since the €1.4 billion facility was established, we complied every quarter with the financial covenant that was included in the facility.

The facility was cancelled at the closing of the financing transaction described immediately below.

2013 Senior Secured Credit Facilities. On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and some major entities of the Group (in particular Alcatel-Lucent) as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into secured credit facilities that were syndicated in January 2013 and which comprise:

—

An asset sale facility with a total nominal value of U.S.$ 500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the ABR (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the Borrower may choose at certain intervals), maturing in August 2016;

—

A credit facility with a total nominal value of U.S.$ 1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the Borrower may choose at certain intervals), maturing in January 2019; and

—	A credit facility with a total nominal value of € 300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019.

These facilities are secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The facilities do not include any financial maintenance covenants (that is, a covenant the calculation of which is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents (iv) pay dividends, buy back equity, make certain investments and (v) dispose or transfer within the Group assets constituting the collateral of the secured financing.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

These covenants, which are customary for this type of financing, are subject to a number of qualifications and exceptions. We believe that these qualifications and exceptions generally provide us with the ability to conduct our operations, strategy and finances without any significant impact due to the existence of the covenants. The credit agreement provides that the non-compliance with any of the covenants could be deemed an event of default.

The credit facilities provide that the facilities may be voluntarily repaid before maturity as follows:

—	regarding the asset sale facility, at 101.0% of the total nominal value if repayment takes place on or prior to January 30, 2014;

—

regarding the two other facilities, at 102.0% of the total nominal value if repayment takes place on or prior to January 30, 2014 or at 101.0% thereof if it takes place on or prior to January 30, 2015.

In addition, the credit facilities provide that the sale of certain assets of the Group may trigger the mandatory pre-payment of some of the facilities.

The proceeds of these facilities will be used for the refinancing of existing near term debt maturities and for working capital and general corporate purposes.

Senior Notes. In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. We used the net proceeds of this issuance to partially refinance our convertible/exchangeable bonds (OCEANE) 4.75% due on January 1, 2011. The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in minority interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high yield bonds, are subject to a number of qualifications and exceptions. We believe that these qualifications and exceptions generally provide us with the ability to conduct our operations, strategy and finances without any significant impact due to the existence of the covenants. The Senior Notes also provide that, if certain instances of change of control occur, we are required to offer to repurchase all of the Senior Notes at a redemption price equal to 101% of their principal amount plus any accrued and unpaid interest.

Credit ratings.

At March 7, 2013, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3	Caa1	Not Prime	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	B	CCC+	B	Negative	December 21, 2012	February 18, 2013

At March 7, 2013, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa2 (1)	n.a	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	CCC+ (2)	n.a	Negative	December 21, 2012	February 18, 2013

(1)	Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.
(2)	Except for the Lucent Technologies Capital Trust I trust preferred securities that are rated CCC.

Moody’s: On December 19, 2012, Moody’s assigned a provisional (P) B1 rating to the 2013 Senior Secured Credit Facilities described above. This rating will be confirmed following the review of the final transaction documentation.

On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as of Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

On November 10, 2011, Moody’s affirmed the Corporate Family rating of Alcatel-Lucent at B1 and changed the outlook to Negative from Stable. Concurrently, Moody’s downgraded the ratings of the senior debt of Alcatel-Lucent and Alcatel-Lucent USA Inc. to B2 from B1. The ratings for the trust preferred securities of Lucent Technologies Capital Trust I were affirmed at B3.

On May 18, 2011, Moody’s changed the outlook of its Corporate Family rating of Alcatel-Lucent, as well as of its

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

ratings of Alcatel-Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Stable to Negative. The B1 Long Term rating was affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B3 rating is in the B category, which also includes B1 and B2 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk” and the Caa category: “Obligations rated Caa are judged to be of poor quality and subject to very high risk”.

Standard & Poor’s: On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with negative implication. The outlook is negative. At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed. Concurrently a BB- rating was assigned to the then proposed 2013 Senior Secured Credit Facilities described above.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

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

The CCC+ rating of the senior unsecured debt of Alcatel-Lucent and the CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes a CCC- rating. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Short-term cash requirements. Our short-term cash requirements are primarily related to funding our operations, including our restructuring programs, capital expenditures and short-term debt repayments.

Restructuring Plans. On July 26, 2012, we launched The Performance Program, with which we expect to achieve additional €750 million in cost savings. This program will involve additional global headcount reductions of around 5,500 employees (revised from 5,000 in November 2012), and actions to exit or restructure unprofitable Managed Services contracts with associated headcount reductions, and unprofitable markets. The Performance Program is expected to be completed by the end of 2013. During 2013, the amount of cash outlays pursuant to our previously-announced restructuring programs and potential additional restructuring actions should be approximately €500 million and therefore substantially higher than that in 2012, which amounted to €340 million. The degree by which the 2013 restructuring cash outlays exceed those of 2012 will depend on how The Performance Program announced in 2012 will be deployed.

Capital Expenditures. For 2013 we expect a somewhat lower level of capital expenditures compared to those in 2012, which amounted to €582 million including capitalization of development expenditures.

Short-term debt. At December 31, 2012, we had €857 million of short-term financial debt outstanding, which included € 570 million in carrying value (nominal value of €580 million or U.S.$765 million) of Lucent convertible debenture 2.875 % series B due June 2025 that are redeemable as of June 15, 2013 at the option of holders, and €100 million of payable accrued interest, with the remainder representing bank loans and lines of credit and other financial debt.

Cash flow outlook. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating € 4,929 million as of December 31, 2012, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

However, in light of the deteriorating macro-economic environment and the competitive pricing environment in certain regions, with its corresponding impact on our profitability, and of the amount of cash used by operating activities during 2012 (see “Liquidity,” above), on July 26, 2012, we launched The Performance Program mentioned above (and described in more detail in Section 4.2, “Highlights of transactions during 2012”, and Section 6.1, “Overview of 2012”) with a view to accelerating the transformation contemplated by our strategic plan, and to reducing costs by € 1.25 billion by the end of 2013, when taking into account our fixed and variable costs savings of close to € 650 million in 2012.

To the extent that the business environment further materially deteriorates or our customers further reduce their spending plans, or if the credit markets were to limit our access to bid and performance bonds, with a resulting deterioration of our liquidity, we will need to re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the market environment and given our limited ability to access the equity and fixed income market at this point.

Long-term debt and total financial debt. At December 31, 2012 we had €3,954 million of long-term financial debt outstanding and therefore a total financial debt, gross at that

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.6 LIQUIDITY AND CAPITAL RESOURCES

date of €4,811 million, compared to €4,619 million at December 31, 2011. We may decide to repurchase some of the bonds issued by Alcatel-Lucent USA Inc. before their maturity, using the proceeds of the 2013 Senior Secured Credit Facilities described above.

Rating clauses affecting our debt

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

6.7    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations that extend beyond 2013. Among these obligations, we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at December 31, 2012 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our consolidated statement of financial position included in this annual report.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2013	2014-2015	2016-2017	2018 and after	Total
Financial debt (excluding finance leases)	843	1,645	1,150	1,150	4,788
Finance lease obligations (1)	14	7	2	-	23
Equity component of convertible bonds	11	120	63	-	194
Sub-total - included in statement of financial position	868	1,772	1,215	1,150	5,005
Finance costs on financial debt (2)	259	421	235	918	1,833
Operating leases	197	268	178	229	872
Commitments to purchase fixed assets	34	-	-	-	34
Unconditional purchase obligations (3)	709	455	267	223	1,654
Sub total - commitments not included in statement of financial position	1,199	1,144	680	1,370	4,393
Total contractual obligations (4)	2,067	2,916	1,895	2,520	9,398

(1)	Of which €10 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)	To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 25 to our consolidated financial statements. If all outstanding debentures at December 31, 2012 were not redeemed at their respective put dates, an additional finance cost of approximately €235 million would be incurred until redemption at their respective contractual maturities (of which €77 million would be incurred in 2014-2017 and € 139 million in 2018 or later).

(3)	Of which €1,109 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions” below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 26 to our consolidated financial statements).

    6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

OFF-BALANCE SHEET COMMITMENTS

On December 31, 2012, our off-balance sheet commitments and contingencies amounted to €1,938 million, consisting primarily of €1,217 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally, we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as delays in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or “Amounts due to/from our customers on construction contracts,” or in inventory reserves. Not included in the €1,938 million is approximately €226 million in customer financing commitment provided by us.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)	2012	2011	2010
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,217	1,210	1,107
Discounted notes receivable with recourse (1)	1	1	2
Other contingent commitments (2)	716	834	1,044
Sub-total - contingent commitments	1,934	2,045	2,153
Secured borrowings (3)	4	11	15
Cash pooling guarantee (4)	-	-	540
Total (5)	1,938	2,056	2,708

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 28 to our consolidated financial statements.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)	The cash pooling guarantee was granted to the banks operating the Group’s cash pooling until December 31, 2011. This guarantee covered the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

(5)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 26 to our consolidated financial statements for a summary of our expected contributions to these plans.

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

Commitments related to product warranties and pension and post-retirement benefits are not included in the preceding table. These commitments are fully reflected in our 2012 consolidated financial statements.Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee has not been obtained.

Guarantees given on third-party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was almost €0 million as of December 31, 2012 (€1 million as of December 31, 2011).

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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Outsourcing transactions

Outsourcing transaction with Hewlett Packard

On October 29, 2009, we entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”)., with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of our IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform our global IT/IS platforms. As a result, we are committed to restructuring our IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €31 million of these restructuring costs were incurred during 2012 (€22 million in 2011). In addition, in the fourth quarter of 2011 we signed an amendment with HP relating to a supplemental €42 million of T&T costs to be incurred by us (including €6 million of onerous lease, that is, a lease commitment with no corresponding use of the leased premises or asset). €6 million of these supplemental costs were incurred during 2012 (€10 million in 2011).

As part of the transfer of resources, in 2010 we sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above, representing a €10 million finance lease obligation as of December 31, 2012 (€13 million as of December 31, 2011).

Also as part of the overall arrangement with HP, we committed to purchase approximately €514 million of HP goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately €514 million in purchase commitment, €311 million represent our commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual amount equal to €62 million, which is the annual amount we spent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represent our commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of December 31, 2012, our remaining total purchase commitment was €226 million (€276 million as of December 31, 2011). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

—

a minimum value commitment regarding the amount of IT managed services to be purchased or procured by us from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above) and with a remaining commitment of

€778 million as of December 31, 2012 (€ 976 million as of December 31, 2011); and

—

a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €105 million as of December 31, 2012 (€164 million as of December 31, 2011)).

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2012.

Other Commitments — Contract Manufacturers /Electronic Manufacturing Services (EMS) providers

We outsource a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMSs manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs and standards established by Alcatel-Lucent. EMSs are required to procure components and sub-assemblies that are used to manufacture products based on our demand forecasts from suppliers in our approved supplier lists.

Generally, we do not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to us upon delivery. We record the inventory purchases upon transfer of title from the EMS to us. We establish provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on our behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into our products. In 2012, we recorded a charge of €25 million for excess inventory commitments with our EMS providers compared to a charge of €6 million in 2011.

We generally do not have minimum purchase obligations in our contract-manufacturing relationships with EMS providers and therefore the contractual payment obligations table presented above under the heading “Contractual Obligations” does not include any commitments related to EMS providers.

Letter of Indemnity in favor of Louis Dreyfus Armateurs

During the first half of 2011, we provided a letter of Indemnity (“LOI”) in favor of Louis Dreyfus Armateurs (“LDA”), our co-venturer in Alda Marine, our jointly-controlled entity, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.7 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET CONTINGENT COMMITMENTS

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the levels of radiation measured during the repairs were always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2012.

Specific commitments — Alcatel-Lucent USA Inc.

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €15 million as of December 31, 2012 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA. In 2012, a payment of €1 million was made to NCR Corporation and a reversal of this provision in the amount of €1 million was accounted for based upon NCR Corporation’s reduction of the amount of the claim it asserted against AT&T Corp. and Alcatel-Lucent (a reversal of €3 million was accounted for in 2011). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in our consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$47 million of lease obligations as of December 31, 2012 (U.S.$59 million of lease obligations as of December 31, 2011), that were assigned to Avaya, LSI Corporation and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to eight years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

Alcatel-Lucent USA Inc. is party to a tax-sharing agreement to indemnify AT&T and is liable for tax adjustments that are attributable to its lines of business, as well as a portion of certain other shared tax adjustments, during the years prior to its separation from AT&T. Alcatel-Lucent USA Inc. has similar agreements with Avaya and LSI Corporation. Certain proposed or assessed tax adjustments are subject to these tax-sharing agreements. We do not expect that the outcome of these other matters will have a material adverse effect on our consolidated results of operations, consolidated financial position or near-term liquidity.

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Alcatel-Lucent Inc. issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on each of December 31, 2012 and December 31, 2011). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Customer financing

Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. More generally, as part of our business, we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.

As of December 31, 2012, net of reserves, we had an exposure of approximately €154 million under drawn customer-financing arrangements, representing approximately €145 million of deferred payments and loans, and €9 million of guarantees. In addition, as of December 31, 2012, we had further commitments to provide customer financing for approximately €33 million. It is possible that these further commitments will expire without our having to actually provide the committed financing.

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

CAPITAL EXPENDITURES

For 2013, we expect a somewhat lower level of capital expenditures compared to 2012, when such expenditures amounted to €582 million including capitalization of development expenses. We believe that our current cash, cash equivalents and marketable securities and funding arrangements, provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will need to re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the equity and fixed income market at this point.

6.8    OUTLOOK

In the lender documentation related to the 2013 senior secured credit facilities (described in Section 6 “Liquidity and capital resources”), we disclosed 2015 targets for: (i) revenues to grow modestly to €15.2 billion by 2015; (ii) gross margin to be in the range of 35% to 37% of 2015 revenues; and (iii) an operating margin before restructuring costs, gain/loss on disposal of consolidated entities, impairment of assets, litigations and postretirement benefit plan amendments (excluding the negative non-cash impacts of Lucent’s purchase price allocation) of 6% to 9% of 2015 revenues. This information was made available to the public by way of a Form 6-K that was furnished to the SEC on January 9, 2013 (the information in such Form 6-K is not being incorporated by reference in this Annual Report), and on our web site.

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

Derivative financial instruments held by us at December 31, 2012 were mostly hedges of existing or future financial or commercial transactions or were related to issued debt.

The largest portion of our issued debt is in euro and U.S. dollar. We use interest rate derivatives to convert a part of the fixed rate debt into floating rate in order to cover the interest rate risk.

COUNTERPARTY RISK

For our marketable securities, cash, cash equivalents and financial derivative instruments, we are exposed to credit risk if a counterparty defaults on its financial commitments to us. This risk is monitored daily, with strict limits based on the counterparties’ rating. All of our counterparties were classified in the investment grade category as of December 31, 2012. The exposure of each market counterparty is calculated taking into account the fair value of the underlying market instruments.

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

In the table below, the potential change in fair value for interest rate sensitive instruments is based on a hypothetical and immediate one percent fall or rise for 2012 and 2011, in interest rates across all maturities and for all currencies. Interest rate sensitive instruments are fixed-rate, long-term debt or swaps and marketable securities.

	December 31, 2012				December 31, 2011
(In millions of euros)	Booked value	Fair value	Fair value variation if rates fall by 1% (3)	Fair value variation if rates rise by 1%	Booked value	Fair value	Fair value variation if rates fall by 1% (3)	Fair value variation if rates rise by 1%
Assets
Marketable securities	1,528	1,528	6	(6)	939	939	6	(6)
Cash and cash equivalents (1)	3,401	3,401	-	-	3,534	3,534	-	-
Liabilities (2)
Convertible bonds	(2,179)	(2,217)	(40)	39	(2,015)	(1,812)	(39)	37
Non convertible bonds	(2,118)	(1,943)	(105)	95	(2,236)	(1,874)	(104)	94
Other financial debt	(514)	(514)	-	-	(368)	(368)	-	-
Interest rate derivatives	33	33	1	(7)	36	36	12	(12)
Loan to co-venturer -financial asset	8	8	-	-	18	18	-	-
Debt/cash position before FX derivatives	159	296	(144)	127	(92)	473	(125)	113
Derivative FX instruments on financial debt - other current and non-current assets	2	2	-	-	57	57	-	-
Derivative FX instruments on financial debt - other current and non-current liabilities	(35)	(35)	-	-	(5)	(5)	-	-
Debt/cash position	126	263	(144)	127	(40)	525	(125)	113

(1)	For cash and cash equivalents, the booked value is considered as a good estimation of the fair value.

(2)	Over 98% of our bonds have been issued with fixed rates. At each of year-end 2012 and 2011 the fair value of our long-term debt was lower than its booked value due to our high credit spread, but the difference is lower in 2012 than in 2011 due to the relative decrease of such spread.

(3)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

The fair value of the instruments in the table above is calculated with market standard financial software according to the market parameters prevailing on December 31, 2012.

FAIR VALUE HEDGE AND CASH FLOW HEDGE

The ineffective portion of changes in fair value hedges and cash flow hedges was a profit of €1 million at December 31, 2012 compared to a loss of €1 million at December 31, 2011. We did not have any amount excluded from the measure of effectiveness.

NET INVESTMENT HEDGE

We have stopped using investment hedges in foreign subsidiaries. At each of December 31, 2012 and 2011, there were no derivatives that qualified as investment hedges.

EQUITY RISKS

We may use derivative instruments to manage the equity investments in listed companies that we hold in our portfolio. We may sell call options on shares held in our portfolio and any profit would be measured by the difference between our book value for such securities and the exercise price of the option, plus the premium received.

We may also use derivative instruments on our shares held in treasury. Such transactions are authorized as part of the stock repurchase program approved at our shareholders’ general meeting held on June 8, 2012.

We do not currently have any derivative instruments in place on investments in listed companies or on our shares held in treasury.

Additional information regarding market and credit risks, including the hedging instruments used, is provided in Note 30 to our consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

6.10    LEGAL MATTERS

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements (see Note 29c to our consolidated financial statements) or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

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

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$52 million (in the case of the Attorney General’s Office) and U.S.$20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S.$71.6 million. The trial of the criminal case, including the related civil claims, started on April 14, 2010. In December 2012, the Court of Appeals in the criminal matter declared all of the defendants not guilty, though Alcatel-Lucent does not know yet under what grounds as it has not yet been served with the judgment; accordingly, Alcatel-Lucent cannot yet determine what will be the impact of such decision on the claims against CIT.

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE pretends that their civil claims are not included in the settlement with the Attorney General, and proceeded to take such civil claims to trial with the criminal claims. On April 5, 2011, the trial was closed by the Tribunal. The Tribunal rendered its verdict on April 27, 2011, and declined on procedural grounds to rule on ICE’s related civil claims against Alcatel-Lucent, which were dismissed. The criminal court issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of €2 million was fully reversed during the second quarter 2011.

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

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S.$44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the

   6

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT will collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The case is expected to be set for trial in 2013.

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

On May 3, 2012, ICE filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica a new claim against a number of Alcatel-Lucent legal entities with regards to the corruption matter that was investigated by and settled with the Costa Rican and United States authorities. The ICE claim totals €14 million. With regards to this last claim, no reserves have been booked as it is Alcatel-Lucent’s position that this matter has been fully settled with the Costa Rican Prosecution Office in 2010.

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent generated €2.8 million in revenue from Costa Rican contracts in 2012 and expects to generate approximately €2.1 million of revenues in 2013. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

b/ Investigations in France

French authorities carried out or are carrying out investigations into certain conduct by Alcatel-Lucent subsidiaries in Costa Rica, Kenya, Nigeria, and French Polynesia.

With respect to Costa Rica, French authorities are investigating CIT’s payments to consultants in the Costa Rica matter described above.

With respect to the investigation to ascertain whether inappropriate payments were made to Kenyan public officials as a result of consultant payments made in 2000 in connection with a supply contract between CIT and a privately-owned company in Kenya, on November 7, 2012, the French authorities closed their investigation without filing charges.

With respect to Nigeria, French authorities have requested that Alcatel-Lucent produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent has responded to the request and is continuing to cooperate with the investigating authorities.

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (“ASN”), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those former employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter. In March 2011, several current or former public officials of French Polynesia were charged with either favoritism or aiding and abetting favoritism.

Alcatel-Lucent is unable to predict the outcome of these investigations and their potential effect on Alcatel-Lucent’s business. In particular, if ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated approximately €2.1 million of revenues from French public procurement contracts in 2012 and expects to generate approximately €9.2 million of revenues in 2013. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

c/ Investigation in Nigeria

On February 21, 2013, we were advised that the Nigerian anticorruption authorities have commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (“ALU Nigeria”) and other vendors in such project. Our Chinese joint venture Alcatel-Lucent Shanghai Bell (“ASB”) entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003 the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment Import and Export Corporation (“CMEC”). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. At this early stage we do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and have launched an internal review into this matter.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

6.10 LEGAL MATTERS

Effect of the Various Proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in Note 36 to our consolidated financial statements.

Except for these governmental investigations and legal proceedings and their possible consequences as set forth above, we are not aware, as of the date this document is being published, of any legal proceeding or governmental investigation (including any suspended or threatened proceeding) against Alcatel-Lucent and/or its subsidiaries that could have a material impact on the financial situation or profitability of the Group.

6.11    RESEARCH AND DEVELOPMENT - EXPENDITURES

EXPENDITURES

In 2012, in absolute value, 16.1% of revenues were spent in innovation and in supporting our various product lines. These expenditures amounted to €2.3 billion before capitalization of development expenses and capital gain (loss) on disposal of fixed assets, and excluding the impact of the purchase price allocation entries of the business combination with Lucent, which represents a decrease of 2.5% from the €2.4 billion spent in 2011, but an increase as a percent of revenues, from 15.2% in 2011. The €100 million decrease in R&D expenses reflects a reduction in spending on legacy technologies in an effort to reduce overall costs, while focusing most of our spending on new product development across our portfolio. A majority of our R&D expenses were used to support our High Leverage Network™ portfolio, which includes, but is not limited to, LTE and lightRadio™ within our wireless division, the new 7950 XRS Core router within our IP division, our 400 Gbps Photonic Service Engine (PSE) within our Optics division and VDSL2 vectoring & bonding within our wireline division.

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

   6

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

At the end of 2012 we had indications that capitalized development costs related to GSM and CDMA technologies (both in our wireless division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted, and as a result capitalized development costs were subject to impairment losses of €122 million in 2012 (compared to €11 million in 2011).

An impairment loss on other intangible assets of € 191 million was also accounted for in 2012 in the wireless division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006. Impairment losses of €4 million were recorded in 2011.

APPLICATION OF ACCOUNTING POLICIES TO CERTAIN SIGNIFICANT ACQUISITIONS

We did not make any significant acquisitions in 2011 and 2012.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7    CORPORATE GOVERNANCE

The report of the Chairman of the Board of Directors governed by the provisions of Article L. 225-37 of the French Commercial Code, describes the composition of the Board and how it prepares and organizes its work as well as the internal control and risk management procedures which the Company has implemented. The following topics required to be included in the report are dealt with in Chapter 7 “Corporate Governance” or elsewhere, as indicated:

—

the composition of the Board of Directors, the limitations of the powers of the Chief Executive Officer and the preparation and organization of the work of the Board of Directors and of the Committees, in Section 7.1 “Chairman’s corporate governance report”;

—

the compensation of the Chairman of the Board of Directors and of the Chief Executive Officer (“Executive Directors”(1)), in Section 7.2 “Compensation and long-term incentives” relating to the compensation policy and commitments concerning retirement for Executive Directors and performance shares and stock option grants to the Executive Directors;

—

the procedures of internal control and risk management, see Section 3 “Report of the Chairman of the Board of Directors – Internal control and risk management” of the “2012 Additional Information” available in our website at www.alcatel-lucent.com;

—

the attendance of shareholders at the shareholders’ meeting and the information required by Article L. 225-100-3 of the French Commercial Code which may have an effect in the event of a takeover bid, in respectively Section 10.2 “Specific provisions of the by-laws and of law”, Section 10.6 “Other information on the share capital”, and Section 10.8 “General Shareholders’ Meeting”.

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

AFEP-MEDEF Code	Alcatel Lucent’s position
Criterion according to which a director is not independent if his total term of office exceeds 12 years.	The competence and experience of a Director, as well as his good knowledge of the Group, are privileged since these assets do not represent a source of conflict of interest. Moreover, this AFEP-MEDEF independence criterion is not included in the requirements of the NYSE (see Section 7.1.2.1 “The Board of Directors”), and is sometimes criticized by scholars.
Criterion according to which the benefit of an additional pension scheme shall be conditioned on the presence of the beneficiary in the company when he claims his rights, and to reasonable requirements of seniority.	In line with what is provided for the other beneficiaries of the additional pension scheme, the benefit of an additional pension scheme for the Chief Executive Officer is not subject to his presence in the Company. However, the Board of Directors has determined both quantitative and qualitative performance criteria to which the rights of the Chief Executive Officer under the pension plan at the end of his functions are conditioned (see Section 7.2.2.5 “Chief Executive Officer”).

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

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

i) Chairman of the Board of Directors

On February 6, 2013, the Board of Directors, decided to propose the renewal of Mr. Philippe Camus’ term of office as Director at the next annual Shareholders’ Meeting of May 7, 2013.

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

ii) CEO

On February 6, 2013, the Board of Directors acknowledged Mr. Ben Verwaayen’s decision not to request the renewal of his terms of office as Director and CEO.

Alcatel-Lucent’s Board of Directors appointed Mr. Michel Combes as the company’s new Chief Executive Officer, effective April 1, 2013, for a term of office expiring at the end of the Shareholders’ Meeting approving the financial statements for fiscal year 2015. Mr. Michel Combes will also join the company’s Board of Directors, subject to the approval of the shareholders at the annual Shareholders’ Meeting on May 7, 2013.

Michel Combes, 51, has more than 20 years of experience in the telecommunications industry on a worldwide basis. He was Chief Executive Officer of Vodafone Europe and a Board member of Vodafone PLC. During his career, he held the positions of Chairman and CEO of TDF as well as Chief Financial Officer and Senior Executive Vice President of France Telecom.

The Board of Directors, at its meeting of March 7, 2013, determined the elements of the compensation of Mr. Michel Combes, as CEO (which are available on our website www.alcatel-lucent.com).

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.2 MANAGEMENT BODIES OF THE COMPANY

7.1.2.1 The Board of Directors

Alcatel Lucent has a compact Board of Directors, consisting, on March 7, 2013, of eleven Directors appointed for a maximum of three years, nine of which are independent. Our Board of Directors also includes two Board observers (in French, “Censeurs”).

Philippe Camus

Chairman of the Board of Directors

Ben Verwaayen

CEO and Director

Daniel Bernard

Independent Director

Chairman of Provestis

Kim Crawford Goodman

Independent Director

Chairman of American Express Business Travels

Carla Cico

Independent Director

Stuart E. Eizenstat

Independent Director

Chair International Trade & Finance of Covington & Burling

Louis R. Hughes

Independent Director

Chairman of InZero Systems

Lady Sylvia Jay

Independent Director

Chairman of L’Oréal UK Ltd

Jean C. Monty

Independent Director and Vice-Chairman of the Board of Directors

Olivier Piou

Independent Director

Chief Executive Officer of Gemalto

Jean-Cyril Spinetta

Independent Director

Chairman and Chief Executive Officer of Air France-KLM

Jean-Pierre Desbois

Board observer

Member of the FCP “Actionnariat Alcatel-Lucent”

Bertrand Lapraye

Board observer

Member of the FCP “Actionnariat Alcatel-Lucent”

Yohann Bénard

Secretary General

Nathalie Trolez Mazurier

Deputy Secretary to the Board of Directors

Appointment and outgoing members

Kim C. Goodman was co-opted as Director at the Board meeting held on December 5, 2012, in replacement of W. Frank Blount, who resigned, for the remainder of his term of office

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

As of March 7, 2013, our Board of Directors consists of 11 Directors, three of whom are women, representing six different nationalities, and the average age of its members is 62. The term of office is three years and, in compliance with the AFEP-MEDEF Code, the renewal of the terms of office of the Directors is staggered. One third of the members of the Board of Directors will be renewed each year starting in 2013 (See Section 7.1.4.2 “Corporate Governance and Nominating Committee”).

The Board of Directors consists of 11 Directors, 3 of whom are women, representing 6 different nationalities

Renewal of the Directors’ terms of office

					Duration of the term of office
Directors	Office	Age	Independence	Nationality	2010	2011	2012	2013	2014	2015
Mr. Camus	Chairman	64	No	French
Mr. Verwaayen	CEO	61	No	Dutch
Ms. Cico	Director	52	Yes	Italian
Mr. Monty	Director	65	Yes	Canadian
Mr. Bernard	Director	67	Yes	French
Ms. Goodman*	Director	47	Yes	American
Lady Jay	Director	66	Yes	British
Mr. Spinetta	Director	69	Yes	French
Mr. Eizenstat	Director	70	Yes	American
Mr. Hughes	Director	64	Yes	American
Mr. Piou	Director	54	Yes	French

*	Kim C. Goodman was co-opted as Director at the Board meeting held on December 5, 2012, in replacement of W. Frank Blount for the remainder of his term of office.

The Board of Directors includes two Board observers (“censeurs”). The two Board observers are both employees of Alcatel Lucent, or of an affiliate, and members of an Alcatel Lucent mutual fund (in French, “fonds commun de placement”) (see Section 7.1.3.1 “Operating Rules of the Board of Directors”).

The mutual fund designates, among its members, a number of candidates representing twice the number of board observer seats to be filled in the Board of Directors of the Company. This list is addressed to the Chairman of the Board of Directors of the Company, and then, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors submits to the Shareholders’ Meeting the appointment of one or several board observers, as the case may be.

The Board observers participate to the Board meetings on a consultative basis. They have access to the same information as that submitted to the Board of Directors. Their term of office is of three years with a staggered renewal.

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

Nine of the eleven Directors are independent

The independence criteria selected are based on both the AFEP-MEDEF Code and the requirements of the NYSE. They comply with all of the criteria listed in the AFEP-MEDEF Code, with the exception of the criterion that provides that a director’s total term of office should not exceed 12 years. The Board of Directors favors the Directors’ competence and experience, as well as their good knowledge of the Group, since these assets do not represent a potential conflict of interest. Moreover, this criterion is criticized sometimes by scholars and is not included in the requirements of the NYSE.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Our Company also complies with the rules of the NYSE and the provisions of the Sarbanes-Oxley Act on this issue. These rules stipulate that a majority of the members of the Board of Directors of a U.S. listed company must be independent and that the Board of Directors must determine whether the independence criteria are met.

At its meeting of February 6, 2013, our Board of Directors re-examined the situation of each Director with respect to the independence criteria of the AFEP-MEDEF Code and the NYSE rules. Based on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors determined that (i) Mr. Philippe Camus and Mr. Ben Verwaayen could not be considered to be independent since one of the independence criteria stipulated by the AFEP-MEDEF Code is that a Director “must not be […] an executive director” (“dirigeant mandataire social” in French, i.e., the Chairman and the CEO) of the Company, and that (ii) Lady Sylvia Jay, Ms. Carla Cico, Ms. Kim Crawford Goodman, Mr. Daniel Bernard, Mr. Stuart E. Eizenstat, Mr. Louis R. Hughes, Mr. Jean C. Monty, Mr. Olivier Piou and Mr. Jean-Cyril Spinetta, that is, nine of the eleven Directors, are independent.

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

Absence of conflicts of interest

To the knowledge of our Board of Directors:

—

None of our Directors have any potential conflicts of interest. In accordance with the Directors’ Charter, a Director must notify the Board of Directors of any actual or potential conflict of interest. Lady Sylvia Jay abstained from voting on a Board decision concerning the appointment as financial advisor of a company that is a member of a group of which Lady Sylvia Jay is also director.

—	There is no family relationship between the members of our Board of Directors and our Company’s senior management.

—

There is no arrangement or agreement with a shareholder, client, supplier, or any third party pursuant to which a member of our Board of Directors or of our Executive Committee was appointed in such capacity or as CEO of our Company.

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

—

No Director of our Company has been a director or executive director of a company involved in a bankruptcy, court escrow or liquidation in the past five years, with the exception of Mr. Louis R. Hughes, in his capacity as non-executive chairman of the American company Outperformance Inc., which was wound up voluntarily (“Chapter 7” of the U.S. Bankruptcy Code) in November 2008, and Mr. Jean C. Monty, in his capacity as director of the Canadian company Teleglobe Inc., which was liquidated in 2002, (the liquidation of Teleglobe resulted in some legal proceedings that are still in progress).

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Directors’ fees

The Chairman of the Board of Directors and the CEO do not receive any directors’ fees. The other Directors receive directors’ fees consisting of (i) a fixed portion, for performing their duties on the Board of Directors and, where relevant, on one of the Boards’ Committees, and (ii) a variable portion, for their attendance at the various meetings, in compliance with the AFEP-MEDEF Code. Additional directors’ fees are equally allocated among the Directors, subject to the investment in Alcatel Lucent shares of the amount granted as additional fees after taxes, and to the holding of the acquired shares for the duration of the term of office as Director.

Directors’ fees are paid each semester. The additional portion subject to the condition concerning the investment in shares and the holding of such shares is paid at the time of the second payment of the Directors’ fees.

The overall amount of directors’ fees paid to Directors for fiscal year 2012 was €990,000.

Fixed portion	€395,000
Chairman of the Audit & Finance Committee	€25,000
Chairman of the Compensation Committee, the Corporate Governance and Nominating Committee and the Technology Committee, each	€15,000
Each Committee member who is a Director	€10,000
Divided equally among the Directors	remainder
Variable portion depending on attendance at meetings	€395,000
Additional portion	€200,000
TOTAL	€990,000

The total fees paid to the two Board observers for fiscal year 2012 were €100,000.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

In application of the rules provided above, the Directors’ fees and other compensation received by each Director and by each Board observer during fiscal year 2012, and their total compensation during fiscal year 2011, were as follows:

In euros	2011	2012
Directors	Total gross	Total gross	Amount received as member of a Committee*	Amount received as Chairman of a Committee*
Mr. Bernard	125,051	122,678	15,000	15,000
Mr. Blount**	125,051	113,655	25,000	-
Ms. Cico	90,595	96,005	10,000	-
Mr. Eizenstat	111,477	109,730	20,000	-
Ms. Goodman***	-	6,193	-	-
Mr. Hughes	95,595	96,664	-	15,000
Lady Jay	114,563	106,782	20,000	-
Mr. Monty	106,083	111,782	-	25,000
Mr. Piou	111,477	114,070	20,000	-
Mr. Spinetta	110,108	112,441	15,000	15,000
Total	990,000	990,000	125,000	70,000
Observers
Mr. Desbois	50,000	51,786
Mr. Lapraye	50,000	48,214

*	This amount is included in “total gross amount” for 2012

**	Mr. Blount resigned as Director during the Board meeting held on December 5, 2012

***	Ms. Goodman was co-opted as Director at the Board meeting held on December 5, 2012, in replacement of Mr. Blount for the remainder of his term of office

The compensation specified in the table above was the only compensation paid to the Directors by Alcatel Lucent and its subsidiaries during fiscal years 2011 and 2012, except for the amounts paid to the Executive Directors described in Section 7.2.2 “Status of the Executive Directors and Officers.” No Director, except the Chairman of the Board of Directors and the CEO, holds any stock options, performance shares or other securities giving access to the capital of our Company.

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

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

INFORMATION ON THE CURRENT DIRECTORS AND BOARD OBSERVERS

Philippe CAMUS

Chairman of the Board of Directors

Director not independent

Born on June 28, 1948, French citizen

First appointment: 2008 – Term of the mandate: 2013

Alcatel Lucent shareholding: 600 000 ordinary shares

Current Directorships and professional positions

—	In France: Chairman of the Board of Directors of Alcatel Lucent*, Honorary Chairman of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS).

—	Abroad: Chairman of the Board of Directors of Aptamir Inc., Chief executive Officer of Keynolt Inc., Senior Advisor of Evercore Partners Inc.*, Director of Cellfish Media LLC.
—

Directorships over the last 5 years

—

In France: Co-managing Partner of Lagardère Group*, Member of the Supervisory Board of Lagardère Active, Member of the Supervisory Board of Lagardère Services, Director of Éditions P. Amaury, Accor* and of Crédit Agricole* SA, Permanent Representative of Lagardère SCA to the Board of Directors of Hachette SA, Permanent Representative of Hachette SA to the Board of Directors of Lagardère Services, Permanent Representative of Lagardère Active to the Board of Directors of Lagardère Active BroadCast (Monaco) and Member of the Supervisory Board of Hachette Holding, Vice-Chairman, Deputy Chief Executive Officer of Arjil Commanditée—Arco.

—	Abroad: Chairman and CEO of Lagardère North America Inc., Director of Schlumberger* and of Lagardère Unlimited Inc.

Career

—

Philippe Camus graduated from the École normale supérieure and the Institut d’études politiques of Paris. He began his career in the Finance Department of Caisse des Dépôts et Consignations. In 1982, he joined the General Management team of Lagardère Group and in 1993 was appointed CEO and Chairman of the Finance Committee. He controlled the preparatory work that led to the founding of EADS, where he served as President and Chief Executive Officer from 2000 to 2005. He was co-managing Partner of Lagardère Group from 1998 to 2012 and Senior Managing Director of Evercore Partners Inc. from 2006 to 2012. On October 1, 2008, he was appointed Chairman of the Board of Directors of Alcatel Lucent.

—	Expertise: 41 years in banking, finance, insurance and 14 years in the industrial sector.

Business Address:

Alcatel Lucent

3, avenue Octave Gréard–75007 Paris

France

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Ben VERWAAYEN

CEO

Director not independent

Born on February 11, 1952, Dutch citizen

First appointment: 2008 – End of the mandate: 2013

Alcatel Lucent shareholding: 350,000 ordinary shares

Current Directorships and professional positions

—	In France: CEO and Director of Alcatel Lucent*.

—	Abroad: Member of the Supervisory Board of Akzo Nobel*.

Directorships over the last 5 years

—	Abroad: CEO and Director of BT Group Plc*, Non-executive Director of UPS*.

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

—	Expertise: 37 years in the industry sector.

Business Address:

Alcatel Lucent

3, avenue Octave Gréard–75007 Paris

France

*	Listed company

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Daniel BERNARD

Independent Director

Born on February 18, 1946, French citizen

First appointment: 2006(1) – Term of the mandate: 2014

Alcatel Lucent shareholding: 140,625 ordinary shares via SCI Tilia and 25,850 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent*, Chairman of Provestis, Director of Cap Gemini*.

—	Abroad: Chairman of the Board of Directors of Kingfisher Plc.* (UK) and of Majid Al Futtaim Retail (Dubai) and Senior Advisor of Towerbrook Capital Partners.

Directorships over the last 5 years

—	Abroad: Deputy Chairman of the Board of Directors of Kingfisher Plc.* (UK).

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

—	Expertise: 43 years in industry, retail and services.

Business Address:

Provestis

14, rue de Marignan–75008 Paris

France

*	Listed company

(1)	Originally appointed to the Alcatel Board of Directors in 1997

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Carla CICO

Independent Director

Born on February 21, 1961, Italian citizen

First appointment: 2010 – Term of the mandate: 2013

Alcatel Lucent shareholding: 25,514 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent*.

—	Abroad: Director of EPTA (Italy).

Directorships over the last 5 years

—	Abroad: Chief Executive Officer of Rivoli S.p.A. (Italy), Chief Executive Officer of Ambrosetti Consulting (China).

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

—	Expertise: 26 years in the industry sector.

Business Address:

Strada Castellana 30/A 37128 VERONA

Italy

*	Listed company

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Stuart E. EIZENSTAT

Independent Director

Born on January 15, 1943, U.S. citizen

First appointment: 2008 – Term of the mandate: 2015

Alcatel Lucent shareholding: 26,115 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent*.

—	Abroad: Independent Director of United Parcel Service*, of Globe Specialty Metals*, Trustee of BlackRock Funds, Member of the international Advisory Board of GML Ltd.

Directorships over the last 5 years

—	Abroad: Independent Director of Chicago Climate Exchange, Member of the international Advisory Board of The Coca-Cola Company*.

Career

—

Stuart E. Eizenstat graduated with honors and Phi Beta Kappa in political science from the University of North Carolina and from Harvard University’s Law School. He holds seven honorary doctorate degrees from various universities and academic institutions and has received the French Legion of Honour and high Awards from German, Austrian, Israeli and U.S. Governments. He has received over 50 awards. Following graduation from law school, he served on the White House Staff of President Lyndon Johnson (1967-1968). He served as Chief Domestic Policy Adviser and Executive Director of the White House Domestic Policy Staff (1977-1981) under President Jimmy Carter. From 1981-1993 he was a Partner and Vice Chairman of the law firm Powell, Goldstein, Frazer & Murphy and he was also Adjunct Lecturer at the John F. Kennedy School of Government of Harvard University (1982-1992). Stuart E. Eizenstat was U.S. Ambassador to the European Union (1993-1996). He served as Under Secretary of Commerce for International Trade (1996-1997), Under Secretary of State for Economic, Business and Agricultural Affairs (1997-1999) and Deputy Secretary of the Treasury (1999-2001) while continuing to work as the Special Representative of the President on Holocaust-Era Issues. During the Clinton Administration, he had a prominent role in the development of key international initiatives involving the European Union. He is a Partner and Head of the International Trade and Finance Practice at Covington & Burling LLP law firm. Moreover, he is a member of the Boards of Directors of United Parcel Service, BlackRock Funds, and Globe Specialty Metals. Stuart E. Eizenstat is the author of “Imperfect Justice”, which has been translated into German, French, Czech and Hebrew, and “The Future of the Jews: How Global forces are Impacting on the Jewish People, Israel, and Its Relationship with the United States”. His articles have been published in leading publications such as The Financial Times, the New York Times, the International Herald Tribune, and The Washington Post.

—	Expertise: 32 years in law and 16 years in governmental affairs.

Business Address:

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W., Suite 1117C

Washington, DC 20004

USA

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Kim C. GOODMAN

Independent Director

Born on May 1st, 1965, U.S. citizen

First appointment: 2012 – Term of the mandate: 2014

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent*.

Directorships over the last 5 years

—	Abroad: Independent Director of AutoNation*.

Career

—

Ms. Kim Crawford Goodman holds a Bachelor of Arts in Political Science and a Masters of Science in Industrial Engineering from Stanford University, and a Masters in Business Administration from Harvard Business School. She started her career in consulting at Bain & Company from 1987 to 2000, before working in the industry sector at Dell Inc. where she held several operating roles from 2000 to 2007 most recently as head of Dell’s software and peripherals business. Then she joined American Express in 2007, where she currently stands as Chairman of American Express Business Travel and is in charge, inter alia, of all online, offline and mobile solutions in the division.

—	Expertise: 25 years in the industry sector.

Business Address:

American Express

3 World Financial Center,

New York, NY 10285

USA

*	Listed company

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Louis R. HUGHES

Independent Director

Born on February 10, 1949, U.S. citizen

First appointment: 2008 – Term of the mandate: 2015

Alcatel Lucent shareholding: 25,078 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent*.

—	Abroad: Chairman of InZero Systems (formerly GBS Laboratories) (USA), Independent Director of Akzo Nobel* (The Netherlands) and of ABB* (Switzerland).

Directorships over the last 5 years

—

Abroad: Chief Executive Officer of GBS Laboratories (USA), Independent Director of Electrolux* (Sweden), MTU Aero Engines GmbH (Germany) and Sulzer* (Switzerland), Non-executive Chairman of Outperformance (formerly Maxager)(USA), Member of the Advisory Board of Directors of British Telecom Americas (USA).

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

—	Expertise: 33 years in the industry sector, 12 in the telecommunications sector and 7 years in computer security sector.

Business Address:

InZero Systems

13755 Sunrise Valley Drive,

Suite 750

Herndon, VA 20171

USA

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Lady Sylvia JAY

Independent Director

Born on November 1, 1946, British citizen

First appointment: 2006 – Term of the mandate: 2014

Alcatel Lucent shareholding: 26,100 ordinary shares

Current Directorships and professional positions

—	In France: Independent non-executive Director of Alcatel Lucent*, Independent non-executive Director of Compagnie de Saint-Gobain* and Independent non-executive Director of Casino Guichard Perrachon*.

—

Abroad: Chairman of L’Oréal UK Ltd, Independent non-executive Director of Lazard Limited*, Chairman of the Pilgrim Trust, Trustee of the Prison Reform Trust and of the Entente Cordiale Scholarships Scheme.

Directorships over the last 5 years

—	Abroad: Vice Chairman of L’Oréal UK Ltd, Chairman of Food From Britain, Trustee of the Bodyshop Foundation.

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

—	Expertise: 7 years in bank, finance, insurance, 12 years in industry and 36 years in public service.

Business Address:

L’Oréal (UK) Ltd.

255 Hammersmith Road

W6 8AZ London

UK

*	Listed company

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Jean C. MONTY

Independent Director and Vice-Chairman of the Board of Directors

Born on June 26, 1947, Canadian citizen

First appointment: 2008 – Term of the mandate: 2013

Alcatel Lucent shareholding: 26,153 ordinary shares and 2,000,000 American Depositary Shares via Libermont Inc.

Current Directorships and professional positions

—	In France: Independent Director and Vice-Chairman of the Board of Directors of Alcatel Lucent*.

—	Abroad: Director of Bombardier*, of Centria Inc., of Fiera Capital Inc.*, Member of the International Advisory Board of the école des Hautes Études Commerciales.

Directorships over the last 5 years

—	Abroad: Director of Emergis.

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

—	Expertise: 32 years in telecommunications and 8 years in finance.

Business Address:

1485, rue Sherbrooke Ouest, Suite 2B

Montreal (Québec) Canada

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Olivier PIOU

Independent Director

Born on July 23, 1958, French citizen

First appointment: 2008 – Term of the mandate: 2015

Alcatel Lucent shareholding: 75,350 ordinary shares

Current Directorships and professional positions

—	In France: Independent Director of Alcatel Lucent*.

—	Abroad: CEO and Director of Gemalto* (The Netherlands).

Directorships over the last 5 years

—	In France: Director of INRIA (Institut National de Recherche en Informatique et en Automatique).

Career

—

Olivier Piou graduated in Engineering from École Centrale de Lyon (ECL, 1980). After his military duty in the French alpine division, he joined Schlumberger in 1981 as a production engineer. He held for Schlumberger numerous management positions in the areas of technology, marketing and operations, in France and the United States. In 2004 he successfully introduced to the stock market Axalto, the smart card division of Schlumberger which he managed, through an initial public offering (IPO). He was the CEO of Axalto from 2004 to 2006, and in 2006 he led the commended merger of equals of Axalto and Gemplus which formed Gemalto, the world leader in digital security. Since 2006 he has been the CEO of Gemalto, and a member of its board of directors. M. Piou was also formerly a member of the board of directors of INRIA, the French National Institute for Research in Computer Science and Control, and President of Eurosmart, the international non-for-profit association based in Brussels which represents the smart card industry.

—	Expertise: 32 years in the industry sector.

Business Address:

Gemalto

6, rue de la Verrerie–92190 Meudon

France

*	Listed company

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Jean-Cyril SPINETTA

Independent Director

Born on October 4, 1943, French citizen

First appointment: 2006 – Term of the mandate: 2014

Alcatel Lucent shareholding: 25,850 ordinary shares

Current Directorships and professional positions

—

In France: Independent Director of Alcatel Lucent*, Chairman and CEO of the Board of Directors of Air France-KLM*, Director of the Compagnie de Saint-Gobain*, Chairman of the Supervisory Board of Areva*, Member of the Advisory Board of Paris Europlace.

—	Abroad: Director of Alitalia CAI, Member of the Board of Governors of IATA.

Directorships over the last 5 years

—	In France: Chairman, CEO and Director of Air France, Director of La Poste and of Gaz de France Suez*, Permanent Representative of Air France-KLM* to the Board of Directors of Le Monde des Entreprises.

—	Abroad: Director of Alitalia and of Unilever*.

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

—	Expertise: 19 years in air transport and 41 years in public service.

Business Address:

Air France-KLM

45, rue de Paris–95747 Roissy Charles de Gaulle Cedex

France

*	Listed company

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Jean-Pierre DESBOIS

Board observer

Born on April 14, 1954, French citizen

First appointment: 2006 – Term of the mandate: 2013

Alcatel Lucent shareholding: 100 ordinary shares and 4,811 units in FCP 2AL

Current Directorships and professional positions

—	In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of Alcatel Lucent*, member of the Actionnariat Alcatel-Lucent mutual fund (FCP 2AL).

Directorships over the last 5 years

—	In France: Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL) (1).

Career

—

Mr. Desbois has been an engineer with Alcatel-Lucent France since 1986. He began his career in 1974 in the deployment of telephone systems. From 1981 he was in charge of software projects inside Research and Development teams. From 2000 to 2007 he had several “Operations” responsibilities in Applications domain such as contract management or steering of supply chain. Today he is mainly dedicated to Operations support inside Networks & Platforms Group.

—	Expertise: 39 years in telecommunications.

Business Address:

Alcatel-Lucent France

Centre de Villarceaux,

Route de Villejust–91620 Nozay

France

*	Listed company

(1)	Term of office expired in 2013

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Bertrand LAPRAYE

Board observer

Born on December 4, 1963, French citizen

First appointment: 2010 – Term of the mandate: 2015

Alcatel Lucent shareholding: 2 166 units in FCP 2AL

Current Directorships and professional positions

—

In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of Alcatel Lucent*, member of the Actionnariat Alcatel-Lucent mutual fund (FCP 2AL), Director of Humanis Prévoyance.

Directorships over the last 5 years

—	In France: member of the board of the Healthcare and Insurance institution La Boétie Prévoyance, member of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL) (1).

Career

—

Bertrand Lapraye graduated from the French “Institut National Polytechnique de Grenoble (ENSIEG)” as an Electrical Engineer (Remote-control—Signal Processing). He is a former student of the French “Institut d’études Politiques”, LLB (licencié en droit université Paris 1 Panthéon Sorbonne) based in Paris. Bertrand Lapraye started his career at the Compagnie Générale d’Électricité (CGEE ALSTHOM), from 1988 to 1990. He then joined a software company (SEMA Group) working as a software engineer for various customers (French ministry of Defence, Électricité de France, French Agriculture Ministry, Compagnie Générale de Géophysique), then as a research engineer and then as a software project manager. In 1997, he joined the research center of the Alcatel group as part of a corporate software platform program dedicated to telecommunication equipment and systems, notably in optics and IP. He was an Architecture and System Team manager (1999), then consultant (2001) for distributed development projects (Europe, Canada, India, North America). In 2003 he was a member of a Research Team working on the emerging mobile internet (ad hoc networks, WiMAX, Mobile IP, etc.). He is the author of 7 patents dealing with network management and high capacity IP mobile networks. In 2008, as a member of the CTO team for the Carrier Products Group, he took part in projects aimed at improving R&D efficiency within Alcatel-Lucent. Since February 2010, he is a consultant on an R&D cost and efficiency improvement project for W-CDMA networks by implementing Agile/Lean methods. Since June 2011 Data Protection Officer (Correspondant Informatique et Libertés ) in certain French subsidiaries of the group. He is Director of Humanis Prévoyance.

—	Expertise: 25 years in the industry sector, including 16 years in Telecommunications and 5 years in the Healthcare and Insurance sector.

Business Address:

Alcatel-Lucent France

Centre de Villarceaux,

Route de Villejust, 91620 Nozay

France

*	Listed company

(1)	Term of office expired in 2013

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.2.2 The Committees of the Board of Directors

Our Board of Directors has four specialized Committees which examine matters falling within the competence of the Board and provide their views and proposals to the Board. On March 7, 2013, each Committee was composed as follows:

AUDIT AND FINANCE COMMITTEE

Jean C. Monty, Chairman

Daniel Bernard

Louis. R. Hugues

Jean-Cyril Spinetta

Jean-Pierre Desbois (Board observer)

Bertrand Lapraye (Board observer)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Daniel Bernard, Chairman

Stuart E. Eizenstat

Lady Sylvia Jay

Olivier Piou

COMPENSATION COMMITTEE

Jean-Cyril Spinetta, Chairman

Stuart E. Eizenstat

Lady Sylvia Jay

Olivier Piou

TECHNOLOGY COMMITTEE

Louis R. Hughes, Chairman

Carla Cico

Kim Crawford Goodman

Olivier Piou

Philippe Keryer

Jeong Kim

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

The Board of Directors determined that the Directors of the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Compensation Committee and the Technology Committee are all independent in accordance with the rules that it has adopted. The number of independent Directors within each Committee thus exceeds the recommendation of the AFEP-MEDEF Code.

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

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

7.1.2.3 The Executive Committee*

The implementation of the new organization adopted pursuant to the Performance Program led to a simplification of the Executive Committee and to a reduction of the number of its members from 11 to 6. As of March 7, 2013, our Executive Committee was made up of:

Ben Verwaayen

Chief Executive Officer

Stephen A. Carter

Performance Program & Managed services

Philippe Keryer

Networks & Platforms

Georges Nazi

Global Customer Delivery

Paul Tufano

Operations & Finance

Robert Vrij

Global Sales & Marketing

Outgoing members of the Executive Committee and of the Group

P. Segre was a member until January 31, 2012

T. Burns was a member until February 1, 2012

K. Frank was a member until March 1, 2012

A. Hernandez was a member until December 31, 2012

Outgoing members of the Executive Committee

C. Heydemann (Human Resources), R. Powell (Operations), R. Singh-Molares (Global Sales & Marketing APAC) and R. Dargue (Business & IT Transformation) were members of the Executive Committee up to December 31, 2012, and still occupy the same management positions. J. Kim was a member until February 18, 2013.

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

*	Called Management Committee until December 31, 2012

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

These rules, approved at the Board of Directors’ meeting held on October 29, 2008, and as amended at the Board of Directors’ meeting held on February 21, 2013, are primarily intended to:

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

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Board Observers

The Board observers will receive a compensation as determined by the annual shareholders meeting, to be divided between them and paid according to the same rules as applicable to the Directors’ fees.

Section III The Chairman

Article 7 Role of the Chairman and Vice-Chairman

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

The Chairman may be assisted by a Vice-Chairman of the Board of directors, who can exercise the prerogatives stated in this article, within the framework of the missions that may be entrusted to him by the Board of directors.

Article 8 Information of the Chairman and Vice-Chairman – Office of the Chairman

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

The Vice-Chairman of the Board of directors can exercise the prerogatives stated in this article, within the framework of the missions that may be entrusted to him by the Board of directors.

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

Article 17 Compensation Committee

The mission of the Compensation Committee shall be to review matters relating to and make proposals to the Board regarding the compensation of the Directors, the Chairman, the Vice-Chairman, the Chief Executive Officer and the senior executive officers members of the Executive Committee, to consider the general policies with respect to the grant of options, bonus shares and variable compensation, and to examine any proposal to increase the share capital of the Company by an offering made exclusively to its employees.

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

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Attendance at Board and Committee Meetings in 2012

Board and Committee meetings in 2012	Board of Directors*	Audit and Finance Committee*	Corporate Governance and Nominating Committee*	Compensation Committee*	Technology Committee*
Mr. Bernard	11	5	3	-	-
Mr. Blount**	10	5	3	-	-
Ms Cico	12	-	-	-	5
Mr. Camus	12	-	-	-	-
Mr. Eizenstat	12	-	3	3	-
Ms. Goodman***	2	-	-	-	-
Mr. Hughes	10	-	-	-	5
Lady Jay	11	-	3	3	-
Mr. Monty	12	5	-	-	-
Mr. Piou	12	-	-	3	5
Mr. Spinetta	9	3	-	3	-
Mr. Verwaayen	12	-	-	-	-
Mr. Desbois (observer)	12	5	-	-	5
Mr. Lapraye (observer)	10	-	-	-	-
Total number of meetings held	12	5	3	3	5
Overall attendance rate	94%	92%	100%	100%	100%

*	The number opposite each Director’s name represents the number of meetings attended

**	W. Frank Blount resigned as Director during the Board meeting held on December 5, 2012

***	Kim C. Goodman was co-opted as Director at the board meeting held on December 5, 2012, in replacement of W. Frank Blount for the remainder of his term of office

Board meetings are usually held at the Group’s head office in Paris, or in the United States, in Murray Hill (New Jersey), at the head office of Alcatel-Lucent USA Inc. However, meetings can also be held regularly at other sites of the Group with a view of facilitating the dialog between the executives, employees and Directors, and enabling our Directors to better understand the wide range of business activities of the Group, as well as the specific challenges the Group is facing in its main markets.

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

Finally, the Board carries out an annual assessment of its own work, in accordance with the AFEP-MEDEF Code, as well as of the performance of the Executive Directors. This was the case during the meeting of March 7, 2013. At least once every two years, the Board of Directors’ performance is assessed by an independent consultant.

The Board carries out an annual assessment of its own work in accordance with the AFEP-MEDEF Code

7.1.3.3 Activity of the Board of Directors in 2012 and early 2013

The Board of Directors met twelve times during fiscal year 2012, with an attendance rate of 94% and 4 times in early 2013, with an attendance rate of 94%.

The main topics addressed by the Board of Directors in 2012 and early 2013 were as follows:

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Group strategy, technology choices and transformation of the Group

The Board of Directors examined on a regular basis Alcatel Lucent’s competitive position in its different geographical markets and conducted a review of the Group’s technology product portfolio and services.

It also assessed the actual implementation of previously defined strategic orientations, and in particular as relates to the High Leverage Network, as well as the implementation of the strategic orientations underlying the Group’s business action plan for 2013.

The Board of Directors also made sure that the Group continued to pursue its transformation strategy and examined the main measures taken to ensure the successful adaptation and streamlining of the Group’s structures, procedures, and production resources. For these purposes, it monitored in particular the implementation of the new organizational model set up within the framework of the Performance Program, and was regularly informed of the objectives and results of the cost reduction policy implemented by the Group.

The Board was regularly informed on the significant contracts concerning the Group, as well as on the current transactions

Financial statements and financial position

Our Board of Directors reviewed and approved the Alcatel Lucent and consolidated financial statements for the fiscal year 2011, which were approved at the Shareholders’ Meeting of June 8, 2012. It also approved the Group’s budget for 2013. Moreover, at the Board meeting of February 6, 2013, in accordance with the Audit and Finance Committee’s recommendations and in the presence of the Statutory Auditors, the Board of Directors approved the Alcatel Lucent and consolidated financial statements for the fiscal year 2012 which will be submitted to shareholder approval at the next Shareholders’ Meeting, scheduled for May 7, 2013. The Board of Directors proposed to allocate the results to the carry-forward account and maintained the suspension of the distribution of dividends for fiscal year 2012.

Moreover, after having been informed thereon by the Audit and Finance Committee, the Board of Directors reviewed the cash flow, pension fund management, and the Group’s overall financial situation, as well as the envisaged evolution of the situation.

It examined the risks that the Group is facing and the measures implemented under the Enterprise Risk Management program, and also approved the Chairman’s corporate governance and internal control and risk management reports produced for the fiscal years 2011 and 2012.

Finally, the Board reviewed in detail and approved the commitment entered into on January 30, 2013 with several international financial institutions for 2 billion euro in senior secured credit facilities.

Corporate governance

The Board of Directors continued to oversee the functioning of our Company’s management bodies and to ensure that our Company complies with best corporate governance practices.

In compliance with the AFEP-MEDEF Code and with our Operating Rules, the Board performed an annual assessment of its own work at the beginning of 2012, with the assistance of an external consultant. The results of this assessment were reviewed by the Board in March 2012. They confirmed that the Board and its Committees function in a satisfactory manner, that there is complementarity and cohesion between the Directors, and that the dialogue between the Directors and the management is dense and of quality. It further highlighted improvements that could be made, in particular regarding the distribution of tasks between the Board and the Committees, and the implementation of sessions dedicated to certain strategic questions.

The Board performed an annual assessment of its own work at the beginning of 2013. The results of this assessment were reviewed by the Board on March 7, 2013. They confirmed the conclusions of the in depth evaluation conducted last year, as well as the complementary skills of the Board members, and highlighted the strong dedication of the Directors in the mains steps of the Group’s transformation.

In compliance with the Operating Rules, our Board of Directors also reviewed the independence of the Directors in light of the AFEP-MEDEF Code and the NYSE rules. Following the recommendation of the Corporate Governance and Nominating Committee, it concluded that all of our Directors are independent, except for the Executive Directors. It also confirmed that the Board of Directors does include at least one independent Director with specific financial expertise. Finally, the Board co-opted Ms. Kim Crawford Goodman as Director upon the recommendation of the Corporate Governance and Nominating Committee, in replacement of Mr. W. Frank Blount, who resigned.

Moreover, as in the previous years, the Board of Directors endeavored to ensure that our Company complies with the strictest principles regarding ethics and professional conduct and abides by the rules and regulations applicable in the countries in which it operates. At the CEO’s initiative, all the employees throughout the Group were asked to acknowledge individually the principles set forth in the Group’s Code of Conduct. The monitor appointed in agreement with the French and U.S. authorities in the context of the settlement agreements entered into by our Company with respect to the U.S. anti-corruption legislation (See Section 4.2 “History and Development”) presented his mission at one of the Board of Directors’ meeting, and met individually with several

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Directors, as well as with the CEO and other executives of the Group. On March 9, 2012, the monitor delivered his first annual report from the monitor. This report contained a number of recommendations to improve the Group’s anti-corruption policies and procedures. Many of these recommendations focus on strengthening the Company’s compliance organization, enhancing and expanding the way in which third-parties (such as sales channels and suppliers) are screened, and other modifications to specific policies and procedures. The implementation of these recommendations is substantially completed. The monitor will deliver his second annual report in April 2013, which is expected to contain some additional recommendations for further improvement.

The Board of Directors also ensured that the shareholders were kept properly informed. This included a detailed presentation of the Group’s situation and its governance by the Chairman and the CEO at the Shareholders’ Meeting on June 8, 2012. The Board of Directors also ensured that investors and the public were properly informed, as required under French and U.S. stock exchange regulations.

On February 6, 2013, the Board acknowledged Mr. Ben Verwaayen’s decision not to request the renewal of his terms of office as Director and as CEO.

On February 21, 2013, the Board appointed Mr. Michel Combes as CEO as of April 1, 2013 and Mr. Jean Monty as Vice-Chairman of the Board of Directors.

Human resources and compensation policy

The Board was regularly informed of the main orientations of the Group’s policy regarding human resources and compensation. In particular, it approved the performance criteria which govern the determination of the variable compensation of employees and key executives, and reviewed the amounts paid as a result.

The Board of Directors determined the variable portion of the CEO’s compensation for fiscal year 2011 paid in 2012, following the proposal of the Compensation Committee, and approved the compensation of the Executive Directors for fiscal year 2012 (see Section 7.2.2 “Status of the Executive Directors and Officers”).

Also, the Board of Directors determined the performance reviews for the employees and Executive Directors’ performance share plans and for the stock option plans for Executive Directors and officers and set the Group’s performance criteria and the targets related to the performance criteria (see Section 7.2 “Compensation and long term incentives”). It also approved the annual performance share and stock option plans for fiscal year 2012 for the employees and Executive Directors. Finally, it decided not to put in place at this point a performance share or a stock option annual plan in favor of employees and management of the Group, for the year 2013, in view in particular of market conditions and of the challenges faced by our Company throughout 2012. In addition, our Board decided not to request the renewal of the two authorizations allowing for the grant of performance shares and stock options at the Annual Shareholders’ Meeting to be held on May 7, 2013. The Board of Directors set the Group’s performance criteria and the targets related to the performance criteria (see Section 7.2 “Compensation and long-term incentives”).

The Board was kept informed of the main steps of the implementation or the new organization of the Group announced on September 10, 2012, as well as of the measure taken within the framework of the Performance Program aiming at, in particular, reducing the costs borne by the Company.

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

7.1.4.1 Audit and Finance Committee

The Audit and Finance Committee met five times during fiscal year 2012, with an average attendance rate of 92%, and twice in early 2013, with an average attendance rate of 90%.

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

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Since December 11, 2008, the Committee was comprised of Mr. Jean C. Monty (Chairman), Mr. Daniel Bernard, Mr. W. Frank Blount, and Mr. Jean-Cyril Spinetta. All members are independent according to the criteria selected by the Board of Directors, which are based on both the recommendations of the AFEP-MEDEF Code and the requirements of the NYSE (See Section 7.1.1 “Principles of organization of our Company’s Management”). Since December 5, 2012, Mr. L. R. Hughes replaces Mr. W. Frank Blount who resigned. Mr. Jean-Pierre Desbois and Mr. Bertrand Lapraye, Board observers, also participate in the work of the Committee.

On February 6, 2013, the Board of Directors confirmed Mr. Jean C. Monty as an “Audit Committee Financial Expert.”

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

Internal control and risk management

The Audit and Finance Committee verifies that internal procedures for collecting and reviewing financial information are in place to ensure the reliability of this information. The Committee ensures that a process to identify and analyze risks exists, in particular for risks that are likely to have a material impact on accounting and financial reporting. The head of the Internal Audit Department within the Group periodically reports to the Committee on the results of the work of his/her department. In addition, twice a year the Committee reviews the Group’s internal audit plan and the method of operation and organization of the Internal Audit Department. The Committee is consulted on the selection of the head of the Internal Audit Department and on his/her potential replacement.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

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

The Committee’s work in 2012 and early 2013

At each meeting, the Committee was briefed by the Chief Financial Officer and the Statutory Auditors and reviewed, in the Statutory Auditors’ presence, the key points discussed with the Chief Financial Officer during the preparation of the financial statements.

The Committee conducted a review of the year-end consolidated financial statements for fiscal years 2011 and 2012 and the half-year and quarterly consolidated financial statements for 2012. It also performed a specific review of the notes to the financial statements. To prepare for this review, the Committee relied in particular on the work of the Disclosure Committee created to ensure the disclosure of reliable information about the Group.

On several occasions, the Committee addressed the consequences of the Group’s main agreements and other commitments, and the major elements of its financial position, in particular its capitalization, indebtedness and the situation of its pension funds.

The Committee also reviewed the Group’s budget for 2013 and draft resolutions relating to the financial authorizations to be submitted to the Shareholders’ Meeting on May 7, 2013. It also reviewed the financial sections of the draft annual report and Form 20-F for 2011 and for 2012, as well as parts of the report of the Chairman of the Board of Directors on internal control and risk management, particularly those related to accounting and financial reporting.

The Committee ensured the effectiveness of internal control procedures in place within our Group. To this effect, at regular intervals, the Committee monitored the progress made regarding the certification required by Article 404 of the Sarbanes-Oxley Act. It also received the Internal Audit Department’s annual report for 2011 and for 2012, as well as the internal audit plans for 2012 and 2013. It assessed the internal and external auditors’ report to ensure the effectiveness of internal control systems set up by the Group.

Finally, the Committee reviewed the Statutory Auditors’ reports, participated in the determination of the Statutory Auditors’ fees, and recommended in February 2012, that their term of office be renewed. The Committee was also briefed by the General Counsel, in particular with respect to the developments of the litigations concerning the Group, and by the Chief Compliance Officer on the compliance programs set up for 2011 and 2012 and on the objectives set for 2013.

7.1.4.2 Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee met three times during fiscal year 2012, with an attendance rate of 100%, and twice in early 2013, with an attendance rate of 100%.

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

Members

Beyond the AFEP-MEDEF Code requirements, the Corporate Governance and Nominating Committee’s operating rules provide that the Committee shall consist of no less than three members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Daniel Bernard (Chairman), Lady Sylvia Jay, Mr. Stuart E. Eizenstat and Mr. Olivier Piou since February 6, 2013, in replacement of Mr. W. Frank Blount. All are independent Directors.

Role

The mission of the Corporate Governance and Nominating Committee, as defined by the Board of Directors’ Operating Rules, shall be to review matters relating to the composition, organization and operation of the Board of Directors and its committees, to identify and make proposals to the Board regarding individuals qualified to serve as Directors of the Company and on committees of the Board of Directors; to develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company; and to oversee the evaluations of the Board of Directors and committees thereof. The Corporate Governance and Nominating Committee will also review succession plans for the Chief Executive Officer as well as other senior executive officers of the Company (Management Team).

The Committee’s work in 2012 and early 2013

In 2012, the Committee prepared the annual assessment of the Board’s activities in 2011, and, in particular, recommended the external consultant selected for these purposes as provided in the Operating Rules.

At the beginning of 2013, the Committee prepared the annual assessment of the Board’s activities in 2012, using the tool which had been implemented, in 2012, in the form of a dash-board aiming to enable the Directors to understand in a structured manner, the information made available to them, both in terms of quantity and quality.

Furthermore, it proceeded with a modification of its Operating Rules, in order to formalize the process for the appointment of new Directors and the renewal of Directors.

The Committee also organized the review of the Directors’ independence with respect to the AFEP-MEDEF Code and the NYSE rules and prepared the conclusions of the Board of Directors on this matter. Furthermore, the Committee reviewed the succession plan for the main executives of the Group, and ensured that the policy of staggered renewal of the terms of office is continued. Consequently, the Committee proposed the renewal of five Directors to the shareholders at the Shareholders’ Meeting of June 8, 2012, for 2 or 3 years. Consequently, in 2013, it is proposed the renewal of three Directors (including the Chairman of the Board) for 3 years at the next the shareholders at the Shareholders’ Meeting scheduled for May 7, 2013. It also continued the process to bring our Company into compliance with the provisions of the law of January 27, 2011, relating to the balanced representation of men and women within boards of directors, by co-opting Ms. Kim Crawford Goodman as Director and proposing the ratification of her appointment by cooptation as Director at Shareholders’ Meeting of May 7, 2013.

A Search Committee, chaired by Mr. Daniel Bernard, was designated by the Board of Directors, to supervise the selection process and identify potential successors to the position of CEO. This committee presented its report at the Board meeting of February 21, 2013, and proposed Mr. Michel Combes as successor to Mr. Ben Verwaayen as CEO.

7.1.4.3 Compensation Committee

The Compensation Committee met three times in the fiscal year 2012 with an attendance rate of 100% and twice in 2013 with an attendance rate of 100%.

Members

The Compensation Committee consists of no less than four members, at least two-thirds of whom must be independent.

The members of the Committee are Mr. Jean-Cyril Spinetta (Chairman), Lady Sylvia Jay, Mr. Stuart E. Eizenstat and Mr. Olivier Piou. All members are independent Directors.

Role

The role of the Compensation Committee, as defined by the Board of Directors’ Operating Rules, is to review matters relating to and make proposals to the Board of Directors with respect to the compensation of the Directors, the Chairman, the CEO, and the key executives who are members of the Executive Committee. The Compensation Committee also reviews the grant policies concerning stock options, performance shares, and variable compensation. It analyzes any proposal to increase our Company’s capital by an offering made exclusively to the employees.

    7

7

CORPORATE GOVERNANCE

7.1 CHAIRMAN’S CORPORATE GOVERNANCE REPORT

The Committee’s work in 2012 and early 2013

The Committee reviewed all of the elements of variable compensation applicable within the Group, including the performance criteria set for the calculation of the variable compensation under the “Global Annual Incentive Plan” and the targets for fiscal years 2012 and 2013.

The Committee analyzed the elements of the long-term incentive and compensation policy. The Committee recommended the granting of performance shares and stock options to the Group’s employees and executives for 2012 and proposed performance criteria conditioning entirely the definitive grant of performance shares and conditioning in part the definitive grant of stock options to the members of the Management Committee. Moreover, the Committee carried out the annual assessment of the performance criteria of the previous performance share and stock option plans.

The Committee proposed to the Board not to put in place at this point a performance share or a stock option annual plan in favor of employees and management of the Group for 2013, in view in particular of market conditions and of the challenges faced by our Company throughout 2012. In addition, it decided not to request the renewal of the two authorizations allowing for the grant of performance shares and stock options at the annual Shareholders’ Meeting to be held on May 7, 2013.

In accordance with the AFEP-MEDEF Code, the Committee made proposals concerning the Executive Directors’ compensation and the performance criteria conditioning all grants of performance shares to the Chairman of the Board of Directors.

The Committee analyzed certain human resources questions at the Group level, including, in particular, the compensation policy, the development and the retention of key talents and the Company’s policy with respect to equality of opportunity and of remuneration.

In 2013, the Committee also analyzed the information related to the compensation of the Executive Directors and officers prior to the publication of such information in this document (See Section 7.2 “Compensation and long-term incentives”). It also made propositions on the structure of the compensation of Mr. Michel Combes following his appointment as CEO.

7.1.4.4 Technology Committee

The Technology Committee met five times during fiscal year 2012 with an attendance rate of the Directors of 100%.

Members

Our Technology Committee consists of Mr. Louis R. Hughes (Chairman), Ms. Carla Cico, Ms. Kim Crawford Goodman (who joined the Technology Committee on December 5, 2012), Mr. Olivier Piou, Mr. Ted Leonsis, external member, Mr. Phillippe Keryer, President of our “Networks” Segment, Mr. Jeong Kim and Messrs. Jean-Pierre Desbois and Bertrand Lapraye, Board observers.

Role

The role of the Committee, as defined by the Board of Directors’ Operating Rules, is to review the major technological options that are the basis of the R&D work and the launching of new products. The Committee is kept informed of the development of Alcatel Lucent’s scientific and technical cooperation projects with the academic and research environment.

Moreover, it reviews the R&D expenses, the risks associated with the R&D programs and the associated mitigation plans, the technology trends and the disruptive threats or opportunities; and it benchmarks the competition to evaluate the Group’s R&D efficiency and cost.

The Committee’s work in 2012 and early 2013

At these meetings, the Committee discussed the strategic challenges linked to the Group’s technological positioning on the main markets in which it operates. It reviewed the Group’s portfolios of products within the segments, and the main research projects underway at Bell Labs.

The Committee assessed the consequences of the reorganization announced in September 2012 on the structure of R&D activities of the Group. Therefore, it reviewed the organization and strategy of the Networks & Platforms organization, as well as its main divisions. In particular, the Committee examined the perspectives of the Core Networks & Wireless division, as well as the portfolio of the Platforms division.

Finally, the Committee was informed of the work done for the evaluation and the valuation of Alcatel Lucent’s patent portfolio.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2    COMPENSATION AND LONG-TERM INCENTIVES

7.2.1 LONG-TERM COMPENSATION MECHANISMS	112

7.2.1.1 General principles	112

7.2.1.2 Performance shares	115

7.2.1.3 Performance reviews for the performance share plans	116

7.2.1.4 Summary table for the performance share plans	118

7.2.1.5 Stock options	118

7.2.1.6 Performance reviews for the stock option plans for the members of the Executive Committee	120

7.2.1.7 Summary tables for the stock option plans	121

7.2.1.8 Collective profit-sharing agreement and Collective Pension Savings Plan (PERCO)	123

7.2.2 STATUS OF THE EXECUTIVE DIRECTORS AND OFFICERS	123

7.2.2.1 Compensation policy for the Executive Directors and officers	123

7.2.2.2 Chairman of the Board of Directors	125

7.2.2.3 Performance reviews for the grants to the Chairman of the Board of Directors	126

7.2.2.4 Tables established in accordance with AMF recommendations on the compensation of the Chairman of the Board of Directors	128

7.2.2.5 Chief Executive Officer	129

7.2.2.6 Performance reviews for the grants to the Chief Executive Officer	131

7.2.2.7 Tables prepared in accordance with AMF recommendations on the compensation of the Chief Executive Officer	133

7.2.2.8 Executive Committee	135

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2    COMPENSATION AND LONG-TERM INCENTIVES

Section 7.2.1 “Long-term compensation mechanisms’’ deals with the general principles applicable to the long-term benefits for employees and management of the Group. The status of the Directors and Executive Directors, including with respect to their compensation, is more specifically dealt with in Section 7.2.2 “Status of the Executive Directors and Officers.”

7.2.1 LONG-TERM COMPENSATION MECHANISMS

7.2.1.1 General principles

The purpose of the compensation and long-term profit-sharing mechanisms in the Company’s capital is to involve employees and managers in the development goals of Alcatel Lucent, in the interest of the Group and its shareholders. The main instruments used in this context until now were the grant of performance shares and stock options, as well as the implementation of profit-sharing agreements and employee savings plans.

In 2013, without putting into question the fundamental principles framing the mechanisms explained in this Chapter 7.2, our Board of Directors decided not to put in place at this point a performance share or a stock option annual plan in favor of employees and management of the Group, taking into account, in particular, market conditions. In addition, our Board decided not to request the renewal of the two authorizations allowing for the grant of performance shares and stock options at the annual Shareholders’ Meeting to be held on May 7, 2013.

Grant policy

The grants of long-term incentives are decided each year at the same time by the Board of Directors at the recommendation of the Compensation Committee. Their implementation serves several purposes: To involve employees in the Group’s results, to encourage and reward performance and to attract and retain talent in a highly competitive industry, where quality and employee motivation are key factors for success and where recourse to such incentives is widely spread.

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

Furthermore, the instruments used have been diversified in order to follow market practice and better meet the expectations of our employees and our shareholders. Thus, while stock option grants were previously the primary long-term incentive tool for the employees, the Board of Directors has decided since 2009 to significantly reduce the number of options granted and to increase, in parallel, the use of performance shares and instruments focusing on long-term savings such as the Collective Pension Savings Plan (PERCO).

Beyond these common features, the Board of Directors and the CEO attach great importance to maintaining a real flexibility in the choice and weighting of the long-term incentive tools, in order to take into account the best practices in place in the various sectors in which the Group operates, but also the specific needs of each division, as well as the specificities of the regulation applicable in each country. It should be kept in mind, in this respect, that a major portion of the grants are awarded to employees in our U.S. subsidiaries, in view of the competitive environment and the compensation policies prevailing in the United States.

Performance conditions

The Board of Directors determines every year the conditions of the plans and in particular the performance criteria attached to grants of performance shares and stock options.

In order to promote simplicity and fairness, and similar to 2011, the Board of Directors chose to subordinate the grant of performance shares to all high-potential individuals within the Group, that is, 7,936 persons in 2012, to a single quantitative criterion(1). This criterion refers to the comparison between the evolution of the Alcatel Lucent share price and the share price of a representative panel of 12 other solution and service providers in the telecommunications equipment sector.

Similarly, a single performance criterion was selected for the granting of stock options to the Executive Directors and officers of the Group. The Board of Directors chose to retain Free Cash Flow as the criterion, consistent with the Group’s objectives for 2011 and 2012.

(1)	With regard to the Chairman of the Board, this quantitative criterion is supplemented by a qualitative criterion, to take into account the specific nature of his duties relating to the governance of the Group.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

The table below reflects the performance criteria attached to the 2011 and 2012 grants.

(1)	No stock options and no performance shares were granted to the CEO in 2012 for 2011.

Regarding the evaluation period for the performance conditions, a harmonization effort was also undertaken in order to favor throughout the Group the same focus on promoting loyalty and encouraging long-term incentives:

—	the vesting period is 4 years in total, with gradual vesting, for all recipients of stock options, regardless of the company of the Group that they work for (see Section 7.2.1.5 “Stock options”);

—

the vesting period is also 4 years for recipients of performance shares who are employees of a company of the Group located outside of France. However, in order to take into account the specific tax and labor laws applicable in France to grants of performance shares prior to September 28, 2012, a vesting period of 2 years, followed by a mandatory holding period of 2 years, is required for all recipients employed by companies of the Group located in France (see Section 7.2.1.2 “Performance shares”), that is, a total of 4 years.

The chart below reflects the vesting period for recipients of performance shares and stock options, depending of whether they are employed by companies of the Group located in France or outside of France. In the boxes, the percentages represent the maximum rights that may be acquired, subject to performance and presence conditions as noted.

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Readjustment of the grants and decrease of their dilutive effect

The readjustment of the grant policy put in place since 2009 favors a balance between performance shares and stock options. Compared to the previous situation, the number of performance shares granted has therefore increased, while the number of stock options has decreased.

This orientation has two consequences in particular.

On the one hand, in terms of flows, the overall volume of annual grants of performance shares and stock options is decreasing. It has thus been reduced from 26 million in 2010 to 21.9 million in 2012, that is, a 16 % decrease. The average grant rate, or “average burn rate”, corresponds to the average of the three last annual grants of performance shares and stock options.

The burn rate thus calculated through the average of the last 3 grants (26 million securities for 2010, of 21.40 million securities for 2011 and of 21.90 million securities for 2012), represents 23.10 million securities per year, that is, an average of 1% of the share capital at December 31, 2012.

The graph below reflects the evolution of the grants of performance shares and stock options as part of annual plans between 2010 and 2012 (in millions of securities issued).

Our Board of Directors benefits from two authorizations given at the Shareholders’ Meeting of June 1, 2010 to award performance shares and options for the subscription or purchase of stock, for a period of 38 months and within a limit of 4% of the share capital, of which a maximum of 1% may be grants of performance shares. These authorizations will expire on August 1, 2013 and we will not request their renewal at the Shareholders’ Meeting of May 7, 2013.

At March 7, 2013, the total number of performance shares and stock options awarded under these authorizations amounted to 20,8 million and 25,5 million, respectively, representing a total of 1.9% of the share capital of the Company. The graph below reflects the use of the authorizations granted at the Shareholders’ Meeting of 2010 at March 7, 2013.

On the other hand, the readjustment between stock options and performance shares reduces the volume of securities in circulation, and consequently the potential dilutive effect. At December 31, 2012, the volume of stock options and performance shares in circulation, that is, 194 million securities, represented 6.5 % of the diluted capital of Alcatel Lucent (see Section 9.3 “Share capital and diluted capital”) and 8.3 % of its share capital.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

At March 10, 2013, the volume of outstanding stock options and performance shares decreased to 184.6 million, given the expiration of the exercise period of the stock options granted on January 3, 2005 and on March 10, 2005 with an exercise price respectively of 11.4 and 10 Euros (approximately 9.4 million stock options definitively lapsed). As a result of the recent share price trend of our shares, the amount of issued shares under the current stock options plans (adopted between 2004 and 2012) remains low: 2.7% of all of the granted stock options were exercised and over 31.5% were cancelled.

7.2.1.2 Performance shares

The acquisition of performance shares is conditioned on the recipient’s presence in the Group for at least two years and the satisfaction of performance conditions over a period of two or four years.

Annual grant

Unlike in previous years, at its meeting of October 31, 2012, our Board of Directors decided not to put in place an annual performance share plan for employees, Executive Directors and officers of the Group in March 2013.

Annual plan decided on March 14, 2012. At its meeting, our Board of Directors decided to grant 10,674,215 performance shares to 7,937 employees, Executive Directors and officers of the Group, subject to the fulfillment of a presence condition and a performance criterion based on the Alcatel Lucent share price as described below. This plan includes an allocation of 1,100,000 performance shares to members of the Executive Committee*, with the exception of the Chief Executive Officer, and of 200,000 performance shares to the Chairman of the Board of Directors, representing 12.2% of the annual grant.

2011 and 2012 presence and performance conditions

The vesting depends on the presence of the recipient as an employee after a period of two years from the date of the grant and the performance of the Alcatel Lucent share price, measured against the share price of a peer group of 12 other solutions and service providers in the telecommunications equipment sector (ADTRAN, Arris, Ciena, Cisco, Comverse, Ericsson, F5 Networks, Juniper, Nokia, Motorola Solutions Inc., Tellabs and ZTE).

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

The shares are available at the end of the fourth year following the grant

The evolution of the Alcatel Lucent share price and that of the other issuers is measured after each two first one-year periods for all recipients. For employees of a company based outside of France, a third assessment at the end of the fourth year, based on the performance of Alcatel Lucent share price at each anniversary date of the grant will be computed to determine the final rights acquired. For employees of a company based in France, there is no additional computation but an additional holding period of two years, so that the performance shares become available at the end of the fourth year following the grant, as for employees of a company based outside of France.

*	Referred to as “Management Committee” until December 31, 2012.

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Depending upon the stock market performance of the Alcatel Lucent share, a ratio ranging from 0 to 100% is used to compute the number of rights acquired in respect of each period. The Board of Directors determines, on the basis of an analysis validated each year by a consulting firm retained for this purpose, whether or not the performance condition has been satisfied (see Section 7.2.1.3 “Performance reviews for the performance share plans”).

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

7.2.1.3 Performance reviews for the performance share plans

The following plans were subject to a performance review during fiscal year 2012.

Plan of March 14, 2012

On March 14, 2012, our Board of Directors decided to allocate 10,474,215 performance shares to 7,936 employees of the Group, subject to the satisfaction of the two-year presence condition by the recipients and the performance criterion of the Alcatel Lucent share price (See Section 7.2.1.2 “Performance shares”).

The results of the first review of performance will be known on the anniversary date of the grant (that is, after the filing of the present document) and will be reported on our internet website.

Plan of March 16, 2011

On March 16, 2011, our Board of Directors decided to allocate 9,939,786 performance shares to 8,177 employees of the Group, subject to the satisfaction of the two-year presence condition by the recipients and the performance criterion of the Alcatel Lucent share price (See Section 7.2.1.2 “Performance shares”).

Performance Review of the March 16, 2011 plan	Rank and reference period coefficient
		Period 1 (1)		Period 2 (1)		Period 3 (2)		Period 4 (2)
	Weighting	Rank	Coef.	Rank	Coef.	Rank	Coef.	Rank	Coef.
Performance of Alcatel Lucent’s share price						Vesting period of 2 years for recipients employed in France and of 4 years for recipients employed outside France
— Assessment of Alcatel Lucent’s share price performance against the share price of a representative sample of 12 other solution and service providers in the telecommunications equipment sector	100%	13	0%	-	-
Number of performance shares acquired

(1)

With respect to all employees, depending on Alcatel Lucent’s share price performance, a coefficient ranging from 0 to 100% and established based on the ranking of Alcatel Lucent’s share price performance compared with our sample group, is used to calculate the number of shares vested during the first and the second period. The coefficient used for the second period applies to the balance of rights that are not acquired during the first period. No rights are vested if Alcatel Lucent’s share price is last in this ranking. The total number of performance shares finally vested at the end of the vesting period of 2 years amounts to the total number of shares of the 1st and the 2nd year.

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

The results of the 2013 review of performance will be known on the anniversary date of the grant (that is, after the filing of the present document) and will be reported on our internet website.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Plan of March 17, 2010

On March 17, 2010, our Board of Directors decided to allocate 7,114,502 performance shares to 10,952 employees of the Group, subject to the satisfaction of the two-year presence condition by the recipients and a financial criterion, namely the operating profit of the Group.

Performance Review of the March 17, 2010 plan		Performance rate		Average performance rate/shares acquired (1)	Performance rate		Average performance rate (2)
	Weighting	2010	2011		2012	2013
Financial performance criterion						Vesting period of 2 years for recipients employed in France and of 4 years for recipients employed outside France
— Group’s operating income	100%	84%	82.5%	83.25%	0%
Number of performance shares acquired				974,422 shares

(1)	For the employees of the Group’s companies based in France, the average performance rate is calculated at the expiration of a 2-year period on the basis of the performance rates for each fiscal year. The number of acquired shares by all 1,399 employees present at the second anniversary date of the plan amounted to 974,422 Alcatel Lucent shares on the basis of an average performance rate of 83.25%.

(2)	For the employees of the Group’s companies based outside France, the average performance rate is calculated at the expiration of a 4-year period on the basis of the performance rates for each fiscal year.

Plan of March 18, 2009

On March 18, 2009, our Board of Directors decided to allocate 6,782,956 performance shares to 11,075 employees of the Group, subject to the satisfaction of the two-year presence condition by the recipients and performance conditions based on the financial performance of the Group.

Performance review of the March 18, 2009 plan		Performance rate		Average performance rate/shares acquired (1)	Performance rate		Average performance rate (2)
	Weighting	2009	2010		2011	2012

Financial performance criteria	33%	0%	66%		52.1%	0%
— Level of revenues
— Operating income	33%	0%	84%	33.5%	82.5%	0%	36%
— Operating Cash Flow minus restructuring Cash Outlays and capital expenditures	34%	0%	51%		50%	49%

Number of acquired performance shares				314,372 shares	1,880,689 shares

(1)	For the employees of the Group’s companies based in France, the average performance rate is calculated at the expiration of a 2-year period on the basis of the performance rates for each fiscal year. The number of performance shares acquired by the 1,472 recipients who were present on the date of the second anniversary date of the plan amounted to 314,372 Alcatel Lucent shares, corresponding to an average performance rate of 33.5%.

(2)	For the employees of the Group’s companies based outside France, the average performance rate is calculated at the expiration of a 4-year period on the basis of the performance rates for each fiscal year. On March 7, 2013, our Board of Directors assessed the average performance rate, that is, 36%, corresponding to 1,880,689 Alcatel Lucent performance shares which will be acquired by the 8,554 recipients outside France who were present on the second anniversary date of the plan (except for death and disability).

The total number of shares acquired by all of the 10,034 recipients of the Group under the March 18, 2009 plan amounts to 2,198,286 Alcatel Lucent shares given the presence of the recipients on the second anniversary date of the plan, and the results of the review of the performance conditions based on the financial performance of the Group.

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2.1.4 Summary table for the performance share plans

History of the performance share plans at December 31, 2012

Date of Board of Directors Meeting	Number of performance shares			Total number of recipients	Vesting date of shares (1)	Number of vested shares	Availability date	Performance conditions
	Total number of shares	Shares granted to Executive Directors	Shares granted to the Executive Committee
03/14/2012	10,474,215	-	1,100,000	7,936	03/14/2014 or 03/14/2016	1,500	03/14/2016	Share price performance
03/14/2012	200,000	200,000 (Chairman of Board of Directors)	-	1	03/14/2014	-	03/14/2016	Share price performance and 1 qualitative criterion
03/16/2011	9,939,786	-	1,400,000	8,177	03/16/2013 or 03/16/2015	6,637	03/16/2015	Share price performance
03/16/2011	200,000	200,000 (Chairman of Board of Directors)	-	1	03/16/2013	-	03/16/2015	Share price performance and 1 qualitative criterion
03/17/2010	7,114,502	-	806,663	10,952	03/17/2012 or 03/17/2014	979,314	03/17/2014	1 financial criterion
03/17/2010	200,000	200,000 (Chairman of Board of Directors)	-	1	03/17/2012	200,000	03/17/2014	1 financial criterion and 1 qualitative criterion
03/18/2009	6,782,956	-	866,658	11,075	03/18/2011 or 03/18/2013	2,198,286	03/18/2013	3 financial criteria
03/18/2009	200,000	200,000 (Chairman of Board of Directors)	-	1	03/18/2011	200,000	03/18/2013	3 financial criteria and 1 qualitative criterion
10/29/2008	250,000	250,000 (Chief Executive Officer)	-	1	02/10/2011	250,000	02/10/2013	2 financial criteria and 1 qualitative criterion
09/17/2008	100,000	100,000 (Chairman of Board of Directors)	-	1	11/03/2010	100,000	11/03/2012	2 financial criteria and 1 qualitative criterion
Total	35,461,459	1,150,000	4,173,321	38,146		3,935,737

(1)	This is the earliest date at which performance shares can become fully vested with full ownership to be acquired on the first business day following the acknowledgement that the presence and performance conditions have been met, at the end of the vesting period.

7.2.1.5 Stock options

As with the performance shares, the stock options mechanism is extended over a period of four years. The acquisition of the stock options is subject to the recipient’s presence in the Group at the time of vesting, as well as to a performance condition, but which applies only to the Executive Directors and members of the Executive Committee.

Annual grant

Unlike in previous years, at its meeting of October 31, 2012, our Board of Directors decided not to put in place an annual stock option plan for employees, Executive Directors and officers of the Group in March 2013, taking into account, in particular, market conditions.

Annual plan decided on March 14, 2012. At its meeting our Board of Directors decided to grant a total of 10,770,255 stock options, at an exercise price of €2, to 7,950 employees, and officers of the Group, subject to the satisfaction of a presence condition.

This plan includes a grant of 1,100,000 stock options to members of the Management Committee with the exception of the Chief Executive Officer, representing 10.2% of the annual grant, the vesting of which is conditional, for 50% for members of the Management Committee, on the fulfillment of a performance condition, as described below.

Main characteristics of the 2011 and 2012 Annual plans

Limitation. The number of options that may be granted pursuant to the authority given to the Board of Directors at the Shareholders’ Meeting of 2010 for a period of 38 months is limited to 3% of the share capital. The Group’s policy concerning the grant of options limits to 1% the grants within each annual stock option plan.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Gradual vesting. Recipients acquire rights to options granted to them gradually over a period of 4 years, subject to their presence at each vesting date. The rights to the options vest at a rate of 25% per year for recipients who are employees of Group companies based outside France. For recipients who are employees of Group companies based in France the vesting period of 4 years has an initial vesting period of 2 years after which the recipient acquires 50% of the rights, followed by a gradual acquisition of up to 25% at the end of the third year and 25% at the end of the fourth year.

Exercise rights. Options may be exercised once definitively vested, subject to any holding period that may be imposed by law in certain countries. For example, recipients who are employees of Group companies based in France may not exercise their options before the end of the holding period required by Article 163 bis C of the French tax code, which was, four years from the grant date. The options must be exercised before the end of the plan, that is, within eight years from the grant.

Consequently, for all Group employees – regardless of which legal entity is their employer — in view of the gradual vesting, the totality of the stock options granted is potentially only fully available at the end of the fourth year following the grant.

No discount. The exercise price for the options does not include any discount or reduction on the average opening share price for Alcatel Lucent shares on the NYSE Euronext Paris stock market for the 20 trading days preceding the Board of Directors meeting at which the options are granted, and the exercise price cannot be lower than the par value of the shares, that is, €2. The decision of the Board of Directors is taken each year at the same time of the year to limit any windfall effects.

Performance conditions for Executive Directors and members of the Management Committee. Grants of stock options for Executive Directors and members of the Executive Commitee have the same vesting principles as all employees but are subject to performance criteria. These criteria apply to 100% of the options granted to the Executive Directors of the Group, consistent with the recommendations of the AFEP-MEDEF Code, and to 50% of the options granted to members of the Management Committee.

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

Depending on the performance attained, a coefficient ranging from 0 to 100% is used to compute the number of vested rights in respect of each period (see Section 7.2.1.6 “Performance reviews for the stock option plans”).

Management Committee: performance measured through a financial criterion, the evolution of Free Cash Flow

Main characteristics of the 2008, 2009, and 2010 Annual plans

Gradual vesting. Recipients acquire rights to options granted to them gradually over a period of 4 years from the grant date, subject to their presence as employees at the end of each period. The rights to the options vest at a rate of 25% of rights after the first year and up to 1/48th of rights after each following month.

The exercise of the rights and the absence of discount are the same as for the March 16, 2011 and 2012 plans.

Performance conditions for Executive Directors and members of the Management Committee. The performance of the Alcatel Lucent share price is the performance criterion chosen for the grant of stock options to Executive Directors and members of the Management Committee from 2008 to March 1, 2011. This criterion applies to 50% of the options granted to the Executive Directors of the Group and to 50% of the options granted to members of the Executive Committee. The gradual vesting of rights depends on the presence of the recipient within the Group at the end of each vesting period and on the performance of the Alcatel Lucent share price, measured against the share price of a peer group of 12 other solutions and service providers in the telecommunications equipment sector (ADTRAN, Arris, Ciena, Cisco, Comverse, Ericsson, F5 Networks, Juniper, Nokia, Motorola Solutions Inc., Tellabs and ZTE).

Management Committee: the performance criterion is the evolution of the Alcatel Lucent share price

This sample may be revised based on changes at these companies, especially in case of transactions concerning their structure that may affect their listing. The reference price will be calculated, for the Alcatel Lucent share, based on the average opening price on the NYSE Euronext Paris exchange for the 20 trading days preceding the end of each one-year period, and for the shares of the other issuers, on a similar basis in the principal exchange where they are listed.

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

The progression of the Alcatel Lucent share price and that of the other issuers is measured over a period of 4 years:

—	at the end of each period of one year, with respect to 25% of the rights each year, for all Executive Directors and members of the Management Committee, in order to measure the performance each year;

—

and at the end of the fourth period for the final determination of the number of rights upon expiration of the vesting period, in order to measure the performance of the Alcatel Lucent share price between the grant date and the end of the fourth period (see Section 7.2.1.6 “Performance reviews for the stock option plans”).

Depending on Alcatel Lucent’s share price performance, a coefficient ranging from 0 to 100% is used to compute the number of rights acquired during each vesting period. The Board of Directors determines, on the basis of an analysis validated each year by a consulting firm contracted for this purpose, whether or not the performance condition has been satisfied.

7.2.1.6 Performance reviews for the stock option plans for the members of the Management Committee

The plans concerning stock options granted to members of our Management Committee that are subject to a performance condition applying to 50% of the grant were subject to an annual performance review. This determination occurs at the end of annual periods over four years, starting from the grant date, and concerns 25% of the options per period. The number of stock options vested depends on the ranking of Alcatel Lucent’s share price performance compared with our peer group for the plans between 2008 and March 1, 2011, and on a financial performance criterion for the March 16, 2011 and 2012 plans.

Performance review	Number of options granted	Exercise price in Euros	Exercise period	Performance conditions	Rank and reference period coefficient										Number of cumulated vested rights per plan (3)
					Period 1 (1)		Period 2 (1)		Period 3 (1)			Period 4 (2)
					Rank	Coef.	Rank	Coef.	Rank	Coef.		Rank	Coef.
Plan of 03/14/2012	1 100 000	2.00	03/14/2013 to 03/13/2020	Financial performance criteria applied to 50 % of the grant	N/A	0%									137,500
Plan of 03/16/2011	1,400,000	3.70	03/16/2012 to 03/15/2019	Financial performance criteria applied to 50% of the grant	N/A	33%	N/A	0%							407,750
Plan of 03/01/2011	400,000	3.20	03/01/2012 to 02/28/2019	Share price performance applied to 50% of the grant	11	0%	9	50%							125,000
Plan of 10/01/2010	400,000	2.30	10/01/2011 to 09/30/2018	Share price performance applied to 50% of the grant	-	-	11	0%							100,000
Plan of 07/01/2010	400,000	2.20	07/01/2011 to 06/30/2018	Share price performance applied to 50% of the grant	1	100%	13	0%							150,000
Plan of 03/17/2010	1,980,000	2.40	03/17/2011 to 03/16/2018	Share price performance applied to 50% of the grant	4	100%	13	0%	-	-	(4)				967,500
Plan of 03/18/2009	2,600,000	2.00	03/18/2010 to 03/17/2017	Share price performance applied to 50% of the grant	4	100%	4	100%	13	0%		-	-	(4)	1,475,000
Plan of 12/31/2008	1,700,000	2.00	12/31/2009 to 12/30/2016	Share price performance applied to 50% of the grant	10	50%	10	50%	12	0%		9	50%		1,168,750

(1)	Plans 2008 to March 1, 2011: Depending on Alcatel Lucent’s share price performance, a coefficient ranging from 0% to 100% is used to calculate the number of rights vested in each period. No rights are vested if Alcatel-Lucent’s share price is last in this ranking.

(2)

Plans 2008 to March 1, 2011: For purposes of determining the final number of options vested at the end of the four-year vesting period, the performance of Alcatel Lucent’s and the other issuers’ shares in the sample group is measured for the period from the grant date to the end of the 4th period to obtain a new ranking. Depending on Alcatel Lucent’s share price ranking over the four-year period, a new coefficient is determined. This coefficient is used to calculate the total vesting for the recipient if it is more favorable than the ranking on each anniversary date. In that case, the number of shares vesting in the last period is adjusted accordingly.

(3)	Plans of March 16, 2011 and March 14, 2012: The performance rate is determined for each fiscal year. However, for recipients who are employees of Group companies that are based in France, the first vesting, up to 50% of the grant, occurs only at the end of the second year of the vesting period. Therefore, the figure with respect to the March 14, 2012 Plan only represents vesting rights for employees of Group companies that are based outside of France (See Section 7.2.1.5. “Stock options”).

(4)	The results of the 2013 review of performance will be known on the anniversary date of the grant (that is, after the filing of the present document) and will be reported on our internet website.

Plans for the benefit of the Chief Executive Officer are covered in Section 7.2.2.6 “Performance reviews for the grants to the Chief Executive Officer.”

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2.1.7 Summary tables for the stock option plans

AMF Table N°9 : Information on the largest grants or exercises for fiscal year 2012

In compliance with the provisions of Article L. 225-184 of the French Commercial Code, the table below provides information for fiscal year 2012 relating to the employees (other than the Chairman and the CEO) who received the ten largest grants and were issued the ten largest numbers of shares upon exercise of stock options.

	Number of stock options granted	Weighted average price
10 largest employees stock options grants	1,100,000	€2	Plan of March 14, 2012
10 largest employees stock options exercises	N/A	N/A	N/A

History of Alcatel Lucent stock option plans at December 31, 2012

	Total potential number of new shares (3)					Option exercise period
Date of Board of Directors Meetings	Exercise price (in Euros)	Total number of options granted	Granted to Executive Directors (1)	Granted to the Management Committee (2)	Total Number of Recipients	From	To	Number of options exercised	Number of options cancelled	Outstanding options at 12/31/2012
2004										0
03/10/2004	13.20	18,094,315	400,000	955,000	14,810	03/10/2005- 03/10/2008	03/09/2012	700	18,093,615	0
04/01/2004	13.10	48,100			19	04/01/2005- 04/01/2008	03/31/2012	0	48,100	0
05/17/2004	12.80	65,100			26	05/17/2005- 05/17/2008	05/16/2012	0	65,100	0
07/01/2004	11.70	313,450			187	07/01/2005- 07/01/2008	06/30/2012	2,399	311,051	0
09/01/2004	9.90	38,450			21	09/01/2005	08/31/2012	822	37,628	0
10/01/2004	9.80	221,300			85	10/01/2005- 10/01/2008	09/30/2012	18,778	202,522	0
11/12/2004	11.20	69,600			20	11/12/2005	11/11/2012	0	69,600	0
12/01/2004	11.90	42,900			11	12/01/2005	11/30/2012	0	42,900	0
2005										9,504,987
01/03/2005	11.41	497,500			183	01/03/2006	01/02/2013	7,558	279,128	210,814
03/10/2005	10.00	16,756,690		720,000	9,470	03/10/2006- 03/10/2009	03/09/2013	292,370	7,258,997	9,205,323
06/01/2005	8.80	223,900			96	06/01/2006- 06/01/2009	05/31/2013	7,576	169,124	47,200
09/01/2005	9.80	72,150			39	09/01/2006	08/31/2013	0	38,300	33,850
11/14/2005	10.20	54,700			23	11/14/2006	11/13/2013	0	46,900	7,800
2006										10 429 870
03/08/2006	11.70	17,009,320	390,400	1,318,822	8,001	03/08/2007- 03/08/2010	03/07/2014	0	6,912,950	10,096,370
05/15/2006	12.00	122,850			53	05/15/2007	05/14/2014	0	57,250	65,600
08/16/2006	9.30	337,200			217	08/16/2007- 08/16/2010	08/15/2014	0	98,100	239,100
11/08/2006	10.40	121,100			26	11/08/2007- 11/08/2010	11/07/2014	0	92,300	28,800
2007										24,210,545
03/01/2007	10.00	204,584			42	03/01/2008- 03/01/2011	02/28/2015	0	86,100	118,484
03/28/2007	9.10	40,078,421	800,000	2,130,000	15,779	03/28/2008- 03/28/2011	03/27/2015	0	16,259,285	23,819,136
08/16/2007	9.00	339,570			119	08/16/2008- 08/16/2011	08/15/2015	0	198,245	141,325
11/15/2007	6.30	294,300		210,000	33	11/15/2008- 11/15/2011	11/14/2015	0	162,700	131,600

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

	Total potential number of new shares (3)					Option exercise period
Date of Board of Directors Meetings	Exercise price (in Euros)	Total number of options granted	Granted to Executive Directors (1)	Granted to the Management Committee (2)	Total Number of Recipients	From	To	Number of options exercised	Number of options cancelled	Outstanding options at 12/31/2012
2008										35,536,171
03/25/2008	3.80	47,987,716		2,050,000	14,414	03/25/2009- 03/25/2012	03/24/2016	1,360,248	13,168,061	33 ,459,407
04/04/2008	3.80	800,000	800,000		1	04/04/2009- 04/04/2012	04/03/2016	0	800,000	0
07/01/2008	4.40	223,700			64	07/01/2009- 07/01/2012	06/30/2016	0	97,750	125,950
09/17/2008 (3)	3.90	250,000	250,000		1	09/17/2009 09/17/2012	09/16/2016	0	93,750	156,250
12/31/2008 (3)	2.00	2,052,400		1,700,000	88	12/31/2009- 12/31/2012	12/30/2016	243,567	108,019	1,700,814
2009										40,886,453
03/18/2009	2.00	30,656,400			76,641	03/18/2010- 03/18/2011	03/17/2017	2,445,115	4,263,085	23,948,200
03/18/2009 (3)	2.00	21,731,110	1,000,000	2,600,000	11,112	03/18/2010- 03/18/2013	03/17/2017	1,884,709	3,518,806	16,327,595
07/01/2009	2.00	443,500			54	07/01/2010- 07/01/2013	06/30/2017	16,207	78,796	348,497
10/01/2009	2.90	282,500			25	10/01/2010- 10/01/2013	09/30/2017	15,829	90,710	175,961
12/01/2009	2.50	108,400			16	12/01/2010- 12/01/2013	11/30/2017	0	22,200	86,200
2010										17,694,718
03/17/2010 (3)	2.40	18,734,266	1,000,000	1,980,000	10,994	03/17/2011- 03/17/2014	03/16/2018	368,397	2,199,651	16,166,218
07/01/2010 (3)	2.20	721,000		400,000	65	07/01/2011- 07/01/2014	06/30/2018	2, 500	77,000	641,500
10/01/2010 (3)	2.30	851,000		400,000	54	10/01/2011- 10/01/2014	09/30/2018	0	74,500	776,500
12/09/2010	2.20	125,500			27	12/09/2011- 12/09/2014	12/08/2018	0	15,000	110,500
2011										11,497,638
03/01/2011 (3)	3.20	605,000		400,000	39	03/01/2012- 03/01/2015	02/28/2019	0	59,000	546,000
03/16/2011 (3)	3.70	11,251,125	1,300,000	1,400,000	8,178	03/16/2012- 03/16/2015	03/15/2019	0	927,030	10,324,095
06/01/2011	4.20	414,718			61	06/01/2012- 06/01/2015	05/31/2019	0	73,300	341,418
09/01/2011	2.50	171,000			44	09/01/2012- 09/01/2015	08/31/2019	0	22,375	148,625
12/01/2011	2.00	145,500			45	12/01/2012- 12/01/2015	11/30/2019	0	8,000	137,500
2012										10,664,063
03/14/2012	2.00	10,770,255		1,100,000	7,950	03/14/2013- 03/14/2016	03/13/2020	0	391,092	10,379,163
08/13/2012	2.00	390,400			41	08/13/2013- 08/13/2016	08/12/2020	0	200,000	190,400
12/17/2012	2.00	94,500			27	12/17/2013- 12/17/2016	12/16/2020	0	0	94,500

TOTAL		243,815,490	5,940,000	17,363,822	179,201			6,666,775	78,818,020	160,330,695

(1)	2004 to 2006 : Mr. S. Tchuruk, 2006 to 2008 : Ms P. Russo, 2008 to 2012 : Mr. B. Verwaayen.

(2)	2004 : 11 members, 2005 : 7 members, 2006 : 14 members, 2007 : 9 members, 2008 : 11 members, 2009 : 14 members, 2010 : 16 members, 2011 : 15 members, 2012 : 11 members.

(3)	The number of shares that may be acquired depends on the level of satisfaction of the performance conditions. For an annual performance review, see Section 7.2.1.6 “Performance reviews for the stock option plans for the members of the Executive Committee.”

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

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

Each year, an employee may invest up to €3,000 in PERCO and/or the Alcatel Lucent Employee Shareholder Fund, an benefit from a maximum employer gross contribution of €2,000.

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

With respect to 2013, without putting into question the fundamental principles framing these mechanisms, which are explained in the following sections, the Board of Directors decided not to put in place at this point a performance share or a stock option annual plan for the employees, Executive Directors, and senior management of the Group, taking into account, in particular, market conditions. In addition, our Board decided not to request the renewal of the two authorizations allowing for the grant of performance shares and stock options at the annual Shareholders’ Meeting to be held on May 7, 2013.

Role of the Board of Directors and the Compensation Committee

The Board of Directors ensures a balance between the various components of the Executive Directors’ compensation (fixed and variable compensation, stock options and performance share awards, and additional pension benefits, if any). It also ensures that these components comply with the principles of comprehensiveness and clarity, balance and reasonableness, benchmarking and consistency set forth in the AFEP-MEDEF Code.

Proposals for the compensation of the Chairman and of the Chief Executive Officer, as well as of the Directors and key executives are established under the responsibility of the Compensation Committee. It evaluates all compensation paid or attributed to them, including compensation relating to retirement, and other benefits of any nature.

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

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

General principles applied to the long-term incentives of the Executive Directors

Pursuant to the AFEP-MEDEF Code, all grants of performance shares and stock options to our Executive Directors are subject to the satisfaction of one or more performance conditions as determined by our Board of Directors. According to the authorizations given by the Shareholders’ Meeting of June 1, 2010, these grants should not represent more than 6% of the total number of employee grants over a period of 38 months. Our Board of Directors also determines specific conditions pertaining to the holding periods for shares allocated to our Executive Directors, in accordance with Article L. 225-197-1 of the French Commercial Code, and to the obligation to purchase Alcatel Lucent shares related to the grant of performance shares as provided in the AFEP-MEDEF Code.

Pursuant to the Law of December 3, 2008 to promote earnings for employees, these grants were accompanied by a mechanism providing for more than 90% of the staff of the French companies of the Group, an interest in its performance, by way of a supplemental profit-sharing payment.

Grants of stock options and performance shares combined made to our Executive Directors represent in average for 2011 and 2012, 3.8 % of the annual grants decided by the Board of Directors, which represents 0.07 % of the share capital of the Company.

The breakdown of the annual grants of stock options and performance shares between our employees and our executives (including members of the Executive Committee) on average in 2011 and 2012 is summarized as follows:

Compensation policy for the Executive Directors

The compensation policy for our Executive Directors was determined by the Board of Directors taking into account the difficult situation—both in terms of markets and technologies—that the Group experienced in mid 2008, at the time of their appointment, and the challenges they agreed to meet at that time. The table below reflects the main criteria adopted:

(1)	No performance share grant for fiscal year 2012.
(2)	No stock option grant for fiscal years 2011 and 2012.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

As it concerns its guiding principles, this policy has not changed between 2008 and 2011, which reinforces its clarity and the relevance of the choices originally made. In particular, the compensation of the Executive Directors has not been subject to any updating or reevaluation since their appointment. In addition, the Chairman and the Chief Executive Officer are subject for performance shares and stock-options, to the same quantitative performance criteria as the senior management and executives of the Group—that is, share performance compared to a panel and Free Cash Flow—even if these criteria are, when applied with respect to them, subject to a specific weighting and supplemented by other more specific evaluation criteria taking into account the role given to them in the management of the Group and the related responsibilities.

However, the Executive Directors advised the Board of Directors of their decision to relinquish any performance share or stock option grants in 2013 for fiscal year 2012, in order to show their personal commitment in favor of our Group’s recovery and to take into account the results of the 2012 fiscal year.

7.2.2.2 Chairman of the Board of Directors

The compensation of the Chairman of the Board of Directors consists in principle in a fixed annual compensation of €200,000 paid in cash, and share-based compensation, in line with the practices of companies in the Group’s main reference markets.

In application of the AFEP-MEDEF Code, the evaluation of the performance of the Chairman of the Board of Directors must not only be based on quantitative criteria, but must also take into account the work performed and results obtained, as well as the specific responsibility assumed by the Chairman within the Group.

Annual compensation

The compensation of Mr. Philippe Camus was set at €200,000 at the time he took office. This amount remained unchanged between 2008 and 2012 and was extended for fiscal year 2013 at the meeting of the Board of Directors on February 6, 2013. This compensation represents twice the average compensation of the Directors of the Company and does not include any variable component.

Annual grant of performance shares

The Board of Directors determines, for each grant of performance shares, the performance criteria and specific conditions that apply to the acquisition of performance shares, including criteria for assessing the action of the Chairman throughout his term of office.

On March 14, 2012, our Board of Directors decided to grant 200,000 performance shares to Mr. Philippe Camus for fiscal year 2011, all of which are subject to performance conditions over a vesting period of two years. Subject to the presence and performance conditions as described below, these performance shares will be available after a holding period of two years, starting at the end of the acquisition period, that is, after a a total period of four years.

In order to show his personal commitment in favor of our Group’s recovery and to take into account the results of the 2012 fiscal year, Mr. Philippe Camus advised the Board of Directors of his decision to relinquish any performance share grants in 2013 for fiscal year 2012, and to give up the right he had until now to accelerate the vesting of the performance shares already granted to him in case of termination of his mandate. The Board of Directors acknowledged this decision. The Board considered, however, that the compensation of the Chairman does not reflect the intensity and quality of the contribution of the Chairman to the governance of our Company, and consequently it decided to proceed to an overall reassessment of the elements of compensation of our Chairman in 2013.

Performance conditions attached to the 2012 annual grant

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

The qualitative criteria are tied to targets specific to the function of Chairman of the Board of Directors defined by our Board of Directors, the satisfaction of which will be assessed at the end of the vesting period of these rights, and comprising, for the 2012 grant with respect to fiscal year 2011:

—	to conduct the Board in its duties in defining the strategic Group goals;

—	to ensure that the Board composition is consistent with its missions and with the recommendations issued by the AFEP-MEDEF Code;

—	to ensure the implementation of the recommendations agreed by the Board on the basis of the Board’s evaluation performed at the beginning of 2012.

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Presence condition and specific obligations attached to the annual grant

Presence condition: Mr. Philippe Camus must still be an Executive Director at the end of the two-year vesting period. In the event of termination of his position during the vesting period, all corresponding rights will automatically expire.

At its February 6, 2013 meeting, the Board of Directors acknowledged Mr. Philippe Camus’ decision to give up the commitment made by the Board on September 17, 2008, regarding the preservation of his rights to acquire performance shares, under certain circumstances in case of termination of his mandate as Chairman of the Board of Directors.

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

7.2.2.3 Performance reviews for the grants to the Chairman of the Board of Directors

The following plans were subject to a performance review during fiscal year 2012 and in early 2013.

Plan of March 14, 2012

On March 14, 2012, our Board of Directors decided to grant 200,000 performance shares to Mr. Philippe Camus, subject to the satisfaction of the presence condition and performance conditions based on a quantitative criterion (share price performance) which counts for 30%, and qualitative criteria (related to the duties of the Chairman of the Board of Directors) which count for 70%.

Performance review of the March 14, 2012 plan	Weighting	2012 (1)	2013	Average performance rate	2014	2015
Quantitative performance criterion: (Performance rate may range from 0% to 100%) — Alcatel Lucent’s share price performance against a representative sample of the share price of 12 other solution and service providers in the telecommunications equipment sector	30%

Qualitative criterion related to the function of Chairman of the Board of Directors (Performance rate may range from 0% to 150%) — To conduct the Board in its duties in defining the strategic Group goals — To ensure that the Board composition is consistent with its missions and with the recommendations issued by the AFEP-MEDEF Code — To ensure the implementation of the recommendations agreed by the Board on the basis of the Board’s evaluation performed at the beginning of 2012	70%			Vesting period of 2 years and holding period of 2 years

(1)	The results of the 2013 review will be known on the anniversary date of the grant (that is, after the filing of the present document) and will be reported on our internet website.

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

Performance review of the March 16, 2011 plan	Weighting	2011	2012 (1)	Average performance rate	2013	2014
Quantitative performance criterion: (Performance rate may range from 0% to 100%) — Alcatel Lucent’s share price performance against a representative sample of the share price of 12 other solution and service providers in the telecommunications equipment sector	30%	0%

Qualitative criterion related to the function of Chairman of the Board of Directors (Performance rate may range from 0% to 150%) — To conduct the Board in its duties in defining the strategic Group goals — To ensure that the Board composition is consistent with its missions and with the recommendations issued by the AFEP-MEDEF Code — To ensure that the Company’s corporate governance adapts and evolves consistently with changes in the industry	70%	Global performance review		100%	Vesting period of 2 years and holding period of 2 years

(1)	The results of the 2013 review will be known on the anniversary date of the grant (that is, after the filing of the present document) and will be reported on our internet website.

In 2012, the March 16, 2011 plan was subject to an initial performance review relating to the quantitative performance criterion showing a performance rate of 0% (corresponding to the 13th share performance rank among the sample issuers’ group).

At its meeting of March 7, 2013, the Board of Directors, as recommended by the Corporate Governance and Nominating Committee, proceeded with the performance review of the qualitative criterion which showed a performance rate of 100%.

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

Performance review of the March 17, 2010 plan	Weighting	2010	2011	Average performance rate	2012 2013
Quantitative performance criterion : Financial criterion (Performance rate may range from 0% to 200%) — Group’s operating income	30%	84%	82.5%	83.25%
Qualitative criteria related to the function of Chairman of the Board of Directors (Performance rate may range from 0% to 150%) — Implementing the recommendations arising from the review of the organization and operation of the Board of Directors conducted by the Board pursuant to article 9 of the AFEP-MEDEF Code with the assistance of Heidrick & Struggles — Integration of new appointees to the Board of Directors — Leading the Board of Directors in its mission of defining the strategic direction of the Group	70%	Global performance review		120%	Vesting period of 2 years and holding period of 2 years

Global rate				109% (limited to 100%)

Number of acquired performance shares			200,000

After reviewing the performance criteria and at the end of the vesting period, the number of shares acquired by Mr. Philippe Camus in 2012 under the plan decided in 2010 amounted to 200,000 Alcatel Lucent shares. The shares will remain non-transferable until the end of the holding period of two years, that is, until March 16, 2014.

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

7.2.2.4 Tables established in accordance with AMF recommendations on the compensation of the Chairman of the Board of Directors

AMF Table N°1: Table summarizing the compensation, stock options and performance shares granted to the Chairman of the Board of Directors

Philippe Camus – Chairman of the Board of Directors	Fiscal year 2011	Fiscal year 2012
Fixed compensation related to the fiscal year	200,000	200,000
Variable compensation related to the fiscal year	-	-
Benefits in kind	-	-
Subtotal – Actual compensation	200,000	200,000

Non-cash incentive compensation—Theoretical total value of performance shares computed in accordance with IFRS 2 (200,000 options granted in March 2012 in relation to fiscal year 2011; no grant was made in March 2013. These performance shares are subject to performance conditions assessed over a two-year period and only available after a holding period of 2 years:

– Computed on grant date in accordance with IFRS 2	328,000	0
– Updated as of March 7, 2013	215,451	0
Non-cash incentive compensation—Theoretical total value of options (no options granted in 2012 and 2013)	0	0
Total – based on value computed at grant date	528,000	200,000
Total – based on updated value as of March 7, 2013	415,451	200,000

The theoretical total value of performance shares granted to the Chairman corresponds to the value computed in accordance with IFRS 2 at the date of the corresponding grant, such value being expensed in the consolidated financial statements of the Group over the related vesting period (2 years). In compliance with IFRS 2 requirements, this value is determined at the grant date and may not be amended subsequently even if some of the assumptions taken initially are no longer valid at a certain point in time. Therefore, this value is not predictive of the actual advantage granted, that is, the future net cash proceeds, if any, which could be derived from this grant. Future cash proceeds, if any, will in particular depend on the share price on the dates of any future sales of the shares vested and on the then applicable taxes and social security contributions, which cannot be determined at this time. For the purpose of the calculation of the value computed at grant date, the performance conditions have been assumed to be fully satisfied during the entire vesting period. For the purpose of the calculation of the value updated as of March 7, 2013, the actual level of satisfaction of the performance conditions was taken into account for those as to which the level is already determined as of March 7, 2013, and the level of satisfaction has been assumed to be at 100% for the ones to be assessed over the remaining vesting period.

The level of satisfaction of the performance conditions related to the Chairman’s performance share grants to date is presented in Section 7.2.2.3 “Performance reviews for the grants to the Chairman of the Board of Directors” and AMF Table N°6 below.

AMF Table N°2: Table summarizing the compensation of the Chairman of the Board of Directors

(Amounts in euros)	Fiscal year 2011		Fiscal year 2012
	Due	Paid	Due	Paid
Philippe Camus — Chairman of the Board of Directors
Fixed compensation		200,000		200,000
Variable compensation		N/A		N/A
Exceptional compensation		N/A		N/A
Directors’ fee		N/A		N/A
Benefits in kind		N/A		N/A
Total		200,000		200,000

AMF Table N°6: History of performance shares granted to Mr. Philippe Camus

Grants	Number of shares	Vesting date (1)	Number of shares vested	Availability Date	Mixed performance conditions	Unit valuation (2)
Mr. Philippe Camus
Plan of 09/17/2008	100,000	11/03/2010	100,000	11/03/2012	2 financial criteria and 1 qualitative criterion	€3.05
Plan of 03/18/2009	200,000	03/18/2011	200,000	03/18/2013	3 financial criteria and 1 qualitative criterion	€1.19
Plan of 03/17/2010	200,000	03/17/2012	200,000	03/17/2014	1 financial criterion and 1 qualitative criterion	€2.40
Plan of 03/16/2011	200,000	03/16/2013	-	03/16/2015	Alcatel-Lucent’s share price performance and 1 qualitative criterion	€3.48
Plan of 03/14/2012	200,000	03/14/2014	-	03/14/2016	Alcatel-Lucent’s share price performance and 1 qualitative criterion	€1.64	(3)

Total	900,000	-	500,000	-	-	-

(1)	This is the earliest date at which performance shares can become fully vested, with full ownership to be acquired on the first business day following the verification, at the end of the vesting period, that the presence and performance conditions have been met.

(2)	The unit value (rounded to the nearest tenth of Euro) corresponds to the value in the consolidated financial statements. This value results from theoretical computations. Actual gains realized will depend on the share price on the dates of sale of the Alcatel-Lucent shares.

(3)	The unit value for the 03/14/2012 plan was calculated on the basis of a share price of €1.80 on the same date.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

The results of the 2013 review of performance, and hence determination of the number of shares vested, will be known on the anniversary date of the grant (that is, after the filing of the present document) and will be reported on our internet website.

AMF Table n°10: Table summarizing the situation of the Chairman of the Board of Directors

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

Annual compensation

To ensure transparency and clarity, the criteria for determining the compensation of the CEO are specific and pre-established, in accordance with the AFEP-MEDEF Code. Their main characteristics have not changed since he took office as Chief Executive Officer on September 15, 2008. As a result, he receives a fixed annual compensation of €1.2 million which has been left unchanged since 2008.

The Chief Executive Officer also receives a variable compensation based, as that of all employees of Alcatel Lucent, on the Group’s operating income as defined for purposes of the Global Annual Incentive Plan, that is, on a quantitative criterion. This variable compensation was established at €925,200, corresponding to 51.4% of the target bonus, in respect of fiscal year 2011, and at € 0 in respect of fiscal year 2012, as the operating income target was not met. The target bonus is 150% of his fixed compensation if he meets 100% of his targets and may reach twice the target. Depending on the actual level of performance achieved, his variable compensation may range from 0% to 300% of his fixed compensation, if performance targets are substantially exceeded.

Mr. Ben Verwaayen receives notably, as benefits in kind, a monthly impatriation allowance of €10,000 and the use of a company car with a driver.

At its meeting of February 6, 2013, our Board of Directors acknowledged the decision of the CEO, Mr. Ben Verwaayen, not to seek re-election as a director at this year’s Annual General Meeting, and to step down as CEO, once a transition with his successor has been effected.

On February 21, 2013, the Board of Directors requested, and Mr. Ben Verwaayen agreed, that the functions as CEO of Mr. Ben Verwaayen will end on April 1, 2013. The Board approved the conditions of the end of his mandate at its March 7, 2013 meeting. Upon recommendation of the Compensation Committee, our Board of Directors decided to maintain Mr. Ben Verwaayen’s fixed annual compensation of €1.2 million in 2013, to be paid proportionally until the end of his mandate as CEO, that is, April 1, 2013. In addition, the Board acknowledged that Mr. Ben Verwaayen will not be entitled to any variable compensation with respect to 2013, in accordance with the terms of the Global Annual Incentive Plan (AIP).

Absence of severance payments in the event of termination of functions

Mr. Ben Verwaayen is not entitled to any severance payment, even upon forced termination resulting from a change in control or strategy. No employment contract exists between him and Alcatel Lucent or its subsidiaries, in accordance with the AFEP-MEDEF Code.

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Annual stock option grants

The Chief Executive Officer received, in 2011, 2010 and 2009, long-term compensation consisting entirely of stock options and 100% subject to the performance conditions described below, as recommended by the AFEP-MEDEF Code. At its February 8, 2012 meeting, upon request of Mr. Ben Verwaayen, the Board of Directors decided not to grant him any stock options in 2012 for fiscal year 2011. Mr. Ben Verwaayen stated that, although results improved significantly in 2011, the Company had not yet reached ‘normality’ as described in the three-year plan for 2009-2011.

Performance conditions attached to annual stock option grants

The stock options granted in 2011 are subject to quantitative performance criteria combining the performance of the Alcatel Lucent share price and a financial criterion, as follows:

Share price performance: The rights to the options are subject, for 50% of the total number of options granted, to a performance condition based on the Alcatel Lucent share price, as described in Section 7.2.1.5 “Stock options,” consistent with the mechanism used for the stock options granted from 2008 to 2010 to the executives of the Group.

Free Cash Flow: The rights to the options are subject, for 50% of the total number of options granted, to a performance condition based on the evolution of Free Cash Flow, identical in its modality to that applicable to executives in accordance with the 2011 mechanism described in section 7.2.1.5 “Stock options.”

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

Gradual vesting period: For the options granted in 2011, the options will vest over four years at a rate of 50% of the options at the end of an initial period of two years and then 25% of the options at the end of each of the following two annual periods. For the options granted earlier, the rights to the options vest at a rate of 25% of rights each year.

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

Benefits after termination

Since taking office, the Chief Executive Officer benefits from the private pension plan applicable to all corporate executives of French incorporated subsidiaries (AUXAD plan) and from a commitment from the Board of Directors guaranteeing him a total maximum pension of up to 40% of his compensation, subject to performance conditions.

In the context of the AUXAD supplemental pension plan, Mr. Ben Verwaayen may exercise his rights to retirement starting from the age of 60, subject to the benefits of his pension rights under the French general Social security system and any other private pension plan. This pension scheme, established in 1976, has 343 beneficiaries, among which 54 executives who are currently employed by Alcatel Lucent and by its French subsidiaries more than 50%-owned by Alcatel Lucent.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

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

Conditions with respect to non-renewal of the CEO’s mandate

In the context of the end of Mr. Ben Verwaayen’s mandate as CEO on April 1, 2013, the Board of Directors, at its meeting on March 7, 2013, assessed the satisfaction of the performance conditions related to these commitments mentioned above in light of the criteria determined by the Board of Directors at the time of their approval on October 29, 2008, and determined that, based on the Company’s annual results and those of its competitors as at December 31, 2012, the “Global performance score” over the last four years was higher than the threshold required for the award of a gross supplemental life pension annuity, allowing Mr. Ben Verwaayen to benefit from pension annuities corresponding to 40% of his remuneration.

In application of these provisions, Mr. Ben Verwaayen will benefit from the award of a gross supplemental life annuity, the definitive amount of which, calculated as of the date of the end of his mandate on April 1, 2013, will amount to €293,142. To this amount will be added the pensions accrued during his career at Alcatel-Lucent between September 15, 2008 and April 1, 2013, under all statutory complementary and supplementary pension schemes combined (in particular the private pension plan applicable to all corporate executives of the Group’s French subsidiaries (AUXAD plan)), which have been assessed, effective as of April 1, 2013, at a gross annuity amount of €205,669.

Moreover, Mr. Ben Verwaayen will benefit, until April 1, 2013, from the acquisition of rights attached to the stock options granted by the 2009, 2010 and 2011 plans. In this context, the Board of Directors acknowledged, at its meeting on March 7, 2013, the continuation, to the benefit of Mr. Ben Verwaayen, of the outstanding stock option plans (no performance shares are concerned) in accordance with the commitment described in Section 7.3 “Regulated Agreements”, on the following basis:

—

The rights attached to the stock options granted under the 2009, 2010 and 2011 plans will vest until the termination of his duties as CEO, on April 1, 2013, that is, 1,053,625 stock options already vested and a maximum of 662,500 stock options, the vesting of which will be determined on the respective anniversary dates of the plans, the latest of such date being March 18, 2013, based on the result of the performance reviews,

—

The benefit of the rights not yet vested under the 2010 and 2011 plans will be vested on April 1, 2013, without application of the provisions regarding performance conditions with respect to reference periods following such dates; this concerns 900,000 stock options,

—	The exercise of the corresponding rights must occur within 12 months from the end of the holding period pursuant to the provisions of the respective stock option plans.

7.2.2.6 Performance reviews for the grants to the Chief Executive Officer

The following plans were subject to a performance review during fiscal year 2012 and in early 2013.

Stock option plans

The table below reflects the results of the performance reviews determined by our Board of Directors for all the plans pursuant to which stock options were granted to the Chief Executive Officer, subject to performance conditions. At March 7, 2013, the

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

cumulative number of vested stock options was 1,209,875 taking into account the satisfaction of performance conditions attached to the option plans decided between 2008 and 2011 (no option plan for the Chief Executive Officer was decided in 2012 and 2013).

Performance Review	Number of stock options	Exercise Price in Euros	Exercise period	Performance conditions	Rank and reference period coefficient									Cumulative number of options vested
					Period 1 (1)		Period 2 (1)		Period 3 (1)		Period 4 (1)(2)
					Rank	Coef.	Rank	Coef.	Rank	Coef.	Rank	Coef.
Plan of 09/17/2008	250,000	€3.90	09/17/2012 to 09/16/2016	Performance of Alcatel Lucent shares applied to 50% of the grant	12	0%	11	0%	4	100%	13	0%		156,250
Plan of 03/18/2009	1,000,000	€2.00	03/18/2013 to 03/17/2017	Performance of Alcatel Lucent shares applied to 50% of the grant	4	100%	4	100%	13	0%	-	-	(3)	625,000
Plan of 03/17/2010	1,000,000	€2.40	03/17/2014 to 03/16/2018	Performance of Alcatel Lucent shares applied to 50% of the grant	4	100%	13	0%	-	- (3)				375,000
Plan of 03/16/2011 (4)			03/16/2015 to	Performance of Alcatel Lucent	13	0%	-	-(4)
	1,300,000	€3.70	03/15/2019	shares and Free Cash Flow performance each applied to 50% of the grant	N/A	33%	N/A	0%						53,625

(1)	Plans 2008 to 2010: Depending on Alcatel Lucent’s share price performance, a coefficient that may range from 0% to 100% is used to calculate the number of options vested during each period. No options are vested if Alcatel Lucent’s share is ranked in last position.

(2)

Plans 2008 to 2010: For purposes of determining the final number of options vested at the end of the four-year vesting period, the performance of Alcatel Lucent’s and the other issuers’ shares in the sample group is measured for the period from the grant date to the end of the 4th period to obtain a new ranking. Depending on Alcatel Lucent’s share price ranking over the four-year period, a new coefficient is determined. This coefficient is used to calculate the total vesting for the recipient if it is more favorable than the ranking on each anniversary date. In that case, the number of shares vesting in the last period is adjusted accordingly.

(3)	The results of the 2013 performance review will be known on the anniversary date of the grant (that is, after the filing of the present document) and will be reported on our internet website.

(4)	2011 plan: See below.

On March 7, 2013, on the basis of a share price of €1.119, the unit value of the options granted in September 2008 amounted to €0.12, the unit value of the options granted in March 2009 amounted to €0.26, the unit value of the options granted in March 2010 amounted to €0.25 and the unit value of the options granted in March 2011 amounted to €0.23.

Based on the cumulative number of options vested as of March 7, 2013, it represents an aggregate fair value of 281,500 euros.

Plan of March 16, 2011

On March 16, 2011 the Board of Directors decided to grant a maximum of 1,300,000 stock options to Mr. Ben Verwaayen, subject to the satisfaction of a mixed performance condition: share price performance for 50%, and Free Cash Flow for 50%.

Performance review of the March 16, 2011 plan		Period 1					Period 2		Period 3
	Weighting	2011		2012(4)		Average 2011-2012	2013		2014
		Rank	Coef.	Rank	Coef.		Rank	Coef.	Rank	Coef.
Quantitative performance criteria: — Alcatel Lucent’s share price performance against a representative sample of the shares of 12 other solution and service providers in the telecommunications equipment sector (2) (performance rate may range from 0% to 100%)	50%	13	0%	-	-(3)	-(3)		-	Unavailability of the shares for 4 years	-
— Free Cash Flow (4) (performance rate may range from 0 à 100%)	50%	N/A	33%	N/A	0%	16.5%		-		-

Gradual vesting of options by period				50%			25%		25%

(1)	Vesting is spread over 3 periods: a 2-year vesting period for 50% of the options, followed by periods of one year, for 25% and 25% of the total number of options granted.

(2)	In each period, the vesting of half of the options is subject to the performance condition of the Alcatel-Lucent share price as described above (notes 1 and 2 of the previous table).

(3)	The satisfaction of this performance condition will be assessed for each period by reference to the Free Cash Flow: (i) for the first period : fiscal years 2011 and 2012, (ii) for the second period: fiscal year 2013 and (iii) for the third period: fiscal year 2014.

(4)	The results of the 2013 performance review will be known on the anniversary date of the grant (that is, after the filing of the present document) and will be reported on our internet website.

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

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

Performance review of the October 29, 2008 plan	Weighting	2009	2010		Performance rate (1)	2011	2012
Quantitative performance criteria : financial criteria (performance rate may range from 0% to 200%) — Revenues	20%	0%	66%	}	37.5%	-	-
— Operating income	20%	0%	84%
Qualitative performance criterion related to the function of Chief Executive Officer (performance rate may range from 0% to 150%) — Definition of the Group’s strategy — Design and implementation of the structural model to support the proposed strategy	60%	Global performance review			150%	-	Vesting period of 2 years and holding period of 2 years -

Global rate					105% (limited to 100%)
Number of performance shares delivered					250, 000

(1)	The performance of the financial criteria is assessed with respect to fiscal years 2009 and 2010.

After reviewing the performance criteria and at the end of the vesting period, the number of shares acquired by Mr. Ben Verwaayen in 2012 under the plan decided in 2008 amounted to 250,000 Alcatel Lucent shares. The shares were non-transferable until the end of the two-year holding period, that is, until February 10, 2013.

7.2.2.7 Tables prepared in accordance with AMF recommendations on the compensation of the Chief Executive Officer

AMF Table N°1: Table summarizing the compensation, and the stock options and performance shares granted to the Chief Executive Officer

Ben Verwaayen – Chief Executive Officer	Fiscal year 2011 (amounts in euros)	Fiscal year 2012 (amounts in euros)
Fixed compensation related to the fiscal year (1)	1,200,000	1,200,000
Variable compensation related to the fiscal year (2)	925,200	0
Benefits in kind (1) (3)	125,892	126,456
Subtotal – Actual compensation	2,251,092	1,326,456
Non-cash incentive compensation – no grant of stock option for fiscal years 2011 and 2012	0	0
Total	2,251,092	1,326,456

(1)	Related to the fiscal year and paid during the year.

(2)	Related to the fiscal year and paid in the following year after the publication of the annual results on the basis of which is determined the level of achievement of the annual performance targets.

(3)	This amount includes various advantages (impatriation allowance, car and driver...).

The theoretical total value of options granted to the CEO corresponds to the value computed in accordance with IFRS 2 at the date of the corresponding grant, such value being expensed in the consolidated financial statements of the Group over the related vesting period (4 years). In compliance with IFRS 2 requirements, this value is determined at the grant date and may not be amended subsequently even if some of the assumptions taken into account initially are no longer valid at a certain point in time. Therefore, this value is not predictive of the actual advantage granted, that is, the future net cash proceeds, if any, which could be derived from this grant. Future net cash proceeds, if any, will in particular depend on the share price on the dates of the sale of the shares resulting from the exercise of the options and on the then applicable taxes and social security contributions, which cannot be determined at this time. For the purpose of the calculation of the value computed at grant date, the performance conditions have been assumed to be fully satisfied during the entire vesting period. For the purpose of the calculation of the value updated as of March 7, 2013, the actual level of satisfaction of the performance conditions was taken into account for those as to which the level is already determined as of March 7, 2013, and the level of satisfaction has been assumed to be at 100% for the ones to be assessed over the remaining vesting period.

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

The level of satisfaction of the performance conditions related to the CEO’s stock options grants to date is presented immediately below.

Performance Review	Number of stock options granted	Exercice price	Exercice period	Performance conditions	Cumulative number of options vested (1)		Level of achievement as of March 7, 2013 (2)
Plan of 03/16/2011 (3)	1,300,000	€3.70	03/16/2015 to 03/15/2019	Performance of Alcatel-Lucent shares (50% of the grant) Free Cash Flow performance (50% of the grant)	- 53,625	(2)	-
Plan of 03/17/2010	1,000,000	€2.40	03/17/2014 to 03/16/2018	Performance of Alcatel-Lucent shares applied to 50% of the grant	375,000		37.5%
Plan of 03/18/2009	1,000,000	€2.00	03/18/2013 to 03/17/2017	Performance of Alcatel-Lucent shares applied to 50% of the grant	625,000		62.5%
Plan of 09/17/2008	250,000	€3.90	09/17/2012 to 09/16/2016	Performance of Alcatel-Lucent shares applied to 50% of the grant	156,250		62.5%
Total	3,550,000				1,209,875		32%

(1)	Performance reviews are detailed in section 7.2.2.6 “Performance reviews for the grants to the Chief Executive Officer.”

(2)	The level of achievement is the percentage of the cumulative number of options vested compared to the maximum number of options granted per plan as determined on March 7, 2013.

(3)	Plan of 03/16/2011: The options vest over four years at a rate of 50% of the options at the end of an initial period of two years and then 25% of the options at the end of each of the following two annual periods.

AMF Table N°2: Table summarizing the compensation of the Chief Executive Officer

	Compensation related to fiscal year 2011		Compensation related to fiscal year 2012
Ben Verwaayen– Chief Executive Officer	Due (1)	Paid	Due (1)	Paid
Fixed compensation	-	1,200,000	-	1,200,000
Variable compensation	925,200		0	-
Exceptional compensation	-	-	-	-
Director’s fee	-	-	-	-
Benefits in kind (2)	-	125,892	-	126,456
Total	925,200	1,325,892	0	1,326,456

(1)	Variable compensation related to the fiscal year and due at year-end and paid in the following year, after the publication of the annual results on the basis of which is determined the level of achievement of the annual performance targets.

(2)	This amount includes various advantages (impatriation allowance, car and driver).

AMF Table N°4: History of stock option grants

Mr. Ben Verwaayen	Number of stock options	Exercise price	Exercise period	Performance conditions	Unit valuation
Plan of 09/17/2008	250,000	€3.90	09/17/2012 to 09/16/2016	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€2.13
Plan of 03/18/2009	1,000,000	€2.00	03/18/2013 to 03/17/2017	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€0.57
Plan of 03/17/2010	1,000,000	€2.40	03/17/2014 to 03/16/2018	Performance of Alcatel-Lucent shares applied to 50% of the grant evaluated over a four-year period	€1.06
Plan of 03/16/2011	1,300,000	€3.70	03/16/2015 to 03/15/2019	Performance of Alcatel-Lucent shares and Free Cash Flow performance applied to 50% of the grant evaluated over a four-year period	€1.49
TOTAL	3,550,000	-	-	-	-

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

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

AMF Table N°6: History of performance shares grants

Mr. Ben Verwaayen	Number of shares	Vesting date	Number of vested shares	Availability Date	Mixed performance conditions	Unit valuation (1)
Grant

Plan of 10/29/2008	250,000	02/10/2011	250,000	02/10/2013	2 financial criteria and 1 qualitative criterion	€1.63

(1)	The unit value (rounded to the nearest tenth of Euro) corresponds to the value in the consolidated financial statements on the date of grant. This value results from theoretical computations and actual gains realized will depend on the share price on the date of sale of Alcatel Lucent shares. On March 7, 2013, on the basis of a share price of €1.119, the value of each performance share amounts to €1.119.

AMF Table N°10: Table summarizing the situation of the Chief Executive Officer

Mr. Ben Verwaayen	Employment contract	Supplemental pension schemes	Termination payments or benefits payable or likely to become payable resulting from the termination or change of position	Compensation paid pursuant to a non- competition clause
Chief Executive Officer Appointed on September 15, 2008 and renewed at the Shareholders’ Meeting on June 1, 2010	None	Yes. Please refer to Section 7.2.2.5 “Chief Executive Officer, “ paragraph “Benefits after termination of functions” for more details.	None	None

Apart from the contractual commitments described above, we have no other commitments concerning the Chief Executive Officer with regard to compensation, allowances or benefits due or likely to be due, by reason of the termination or change of duties or following such termination or change of duties.

7.2.2.8 Management Committee

The remuneration of the members of the Management Committee consists of a fixed portion and a variable portion based on Group performance criteria reviewed by the Compensation Committee, identical to those applicable to a large number of Group managers, and on their individual performance.

The amount of fixed and variable compensations of the Management Committee (12 members) related to fiscal year 2012, amounts to €9.2 million, including a fixed compensation of €8.1 million.

The fixed part of the compensation may also include benefits in kind and, where applicable, expatriation or impatriation allowances as well as housing allowances for expatriates. The variable part related to each fiscal year, payable the following year, is based on the Group’s operating income as defined for purposes of the Global Annual Incentive Plan. Note 34 to the financial statements included elsewhere in this annual report, “Related party transactions,” summarizes the total compensation and other benefits provided to senior management.

Compensation paid to senior management (1)

(Amounts in million euros)	Related to fiscal year 2011 15 members (2)	Related to fiscal year 2012 12 members (3)
Fixed compensation	9.3	8.1
Variable compensation	4.4	1.1
Total	13.7	9.2
Exceptional compensation (4)	3.4	2.0

(1)	Not including share-based payments

(2)	Taking into account the compensation of 12 members between January 1 and December 31, 2011 on a full year basis, the compensation of 3 members who joined the management committee pro rata for the period after they became part of the Committee, and compensation of 4 members who left the company pro rata for the period up to the termination of their duties, so on average 15.6 members of the Management Committee on a full year basis.

(3)	Taking into account the compensation of 12 members of the Management Committee between January 1 and December 31, 2012, and 3 members of the committee who left pro rata for the period up to the termination of their duty, so on average 12.8 members on a full year basis.

(4)	Exceptional compensation includes any severance payments resulting from contractual commitments related to the fiscal years 2011 and 2012.

In addition, Directors’ fees received by senior managers for their participation in meetings of the Board of Directors of companies within the Group are deducted from the salaries paid.

Since January 1, 2013, senior management is composed of the individuals who are members of the Executive Committee, that is 6 members at March 7, 2013, as listed in Section 7.1.2.3 “The Executive Committee.”

    7

7

CORPORATE GOVERNANCE

7.2 COMPENSATION AND LONG-TERM INCENTIVES

Amount reserved for pensions

The aggregate commitments relating to pensions (taking into account total benefits obligation: vested and non vested rights) and other benefits granted to members of the Board of Directors of our Company and the Management Committee at December 31, 2012 amounted to €26.2 million (compared with €13.3 million in 2011). The increase of the aggregate commitments is mainly due to the combination of 3 factors over the period: (1) new rights vested in 2012 (including impact of the younger average age of the members taken into account) for 9 million euros, (2) change of the discount rate for 3 million euros and (3) additional interests costs in 2012 for 1 million euros.

This amount is broken down as follow: €7.6 million relates to the directors, including Mr. Verwaayen (compared with €4.8 million in 2011), and €18.6 million relates to the members of the Management Committee (compared with €8.5 million in 2011).

At December 31, 2012, there were no new commitments concerning previous Executive Directors.

7.3    REGULATED AGREEMENTS

REGULATED AGREEMENTS, COMMITMENTS AND RELATED PARTY TRANSACTIONS

“Regulated” agreements under French law are agreements between a company and its CEO or a deputy Chief Executive Officer, if any, a director, or a shareholder holding more than 10% of the voting rights, that, while authorized by French law, do not involve transactions in the ordinary course of business under normal terms and conditions.

These agreements, as well as, for example, any new commitment made to the Chairman of the Board of Directors or the CEO in the event of termination of his duties, must be authorized in advance by the Board of Directors through a specific legal procedure, reported on in a special Statutory Auditors’ report and presented for consultation at the Shareholders’ Meeting.

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

NO NEW REGULATED AGREEMENTS OR COMMITMENTS IN 2012

In 2012, there were no new agreements for which the regulated agreements procedure needed to be followed. No new agreements or commitments were therefore approved in 2012. Commitments previously approved continued in 2012.

CONTINUED COMMITMENTS IN FAVOR OF THE EXECUTIVE DIRECTORS IN 2012

Commitments deemed to be “Other benefits” in favor of the Chairman of the Board

The commitment made by the Company to Mr. Philippe Camus which provides, for the grants of performance shares made during his term of office which are not yet fully vested, the principle of the continuation of the rights related to such grants in certain instances of termination of his duties as Chairman of the Board (in the event of dismissal other than for professional misconduct, of resignation other than for personal reasons or of change of control of the Company), was continued in fiscal year 2012 without there being any actual implementation of the principle.

On February 6, 2013, the Board of Directors acknowledged Mr. Philippe Camus’ decision to waive this commitment, which will end at the expiration of his current mandate as Chairman of the Board of Directors, and will not be renewed in the context of the renewal of his term of office as Director to be proposed to the shareholders at the Shareholders’ Meeting of May 7, 2013, and as Chairman of the Board of Directors.

This decision puts an end to the Company’s commitment relating to the continuation of the right to performance shares granted to Mr. Philippe Camus with effect as of the date of the next Shareholders’ Meeting, for purposes of the provisions of French law concerning regulated agreements and commitments.

Commitments deemed to be “Other benefits” and “Pension” in favor of the CEO

The commitment made by the Company to Mr. Ben Verwaayen which provides, for the grants of performance shares and stock options made during his term of office which are not yet fully vested, the principle of the continuation of the rights related to such grants in certain instances of termination of his duties as Chief Executive Officer (in the event of dismissal other than for professional misconduct, of resignation other than for personal reasons or of change of control of the Company) was continued in fiscal year 2012 without there being any actual implementation of the principle.

This commitment will be implemented on April 1, 2013 upon the end of Mr. Ben Verwaayen’s mandate as CEO. In this context, the Board of Directors acknowledged, at its meeting on March 7, 2013, the continuation, to the benefit of Mr. Ben Verwaayen, of the outstanding stock option plans (no performance shares are concerned) in accordance with the commitment described above, on the following basis:

CORPORATE GOVERNANCE

7.3 REGULATED AGREEMENTS

—

The rights attached to the stock options granted under the 2009, 2010 and 2011 plans will vest until the termination of his duties as CEO, on April 1, 2013, that is, 1,053,625 stock options already vested and a maximum of 662,500 stock options, the vesting of which will be determined on the respective anniversary dates of the plans, the latest of such date being March 18, 2013, based on the result of the performance reviews,

—

The benefit of the rights not yet vested under the 2010 and 2011 plans will be vested on April 1, 2013, without application of the provisions regarding performance conditions with respect to reference periods following such date; this concerns 900,000 stock options,

—	The exercise of the corresponding rights must occur within 12 months from the end of the holding period pursuant to the provisions of the respective stock option plans.

The decision of the Board above will put an end to the commitment relating to the continuation of the right to performance shares and stock options granted to Mr. Ben Verwaayen on the date of the termination of his duties as CEO, on April 1, 2013, for purposes of the provisions of French law concerning regulated agreements and commitments.

The pension commitment made by the Company to Mr. Ben Verwaayen, that is, (i) the benefit of the private pension plan applicable to all corporate executives of the Group’s French subsidiaries (AUXAD plan), and (ii) the commitment guaranteeing him an additional annual pension equal to 40% of his compensation, calculated based on the average of the two most highly remunerated years among the last five years of his career at the Company, were continued in fiscal year 2012, without there being an actual implementation of these commitments. As these commitments do not expressly require that Mr. Ben Verwaayen end his career at the Company, they are not subject to Article L.137-11 of the French Social Security Code. However, they are subject to the performance criteria, which are to be assessed over his entire term of office as a CEO.

These commitments will be implemented on April 1, 2013, upon the end of Mr. Ben Verwaayen’s mandate as CEO. In this context, the Board of Directors, at its meeting on March 7, 2013, assessed the satisfaction of the performance conditions related to these commitments in light of the criteria determined by the Board of Directors at the time of their approval on October 29, 2008, and determined that, based on the Company’s annual results and those of its competitors as at December 31, 2012, the “Global performance score” over the last four years was higher than the threshold required for the award of a gross supplemental life pension annuity, allowing Mr. Ben Verwaayen to benefit from pension annuities corresponding to 40% of his remuneration.

In application of these provisions, Mr. Ben Verwaayen will benefit from the award of a gross supplemental life annuity, the definitive amount of which, calculated as of the date of the end of his mandate on April 1, 2013, will amount to €293,142. To this amount will be added the pensions accrued during his career at Alcatel-Lucent between September 15, 2008 and April 1, 2013, under all statutory complementary and supplementary pension schemes combined (in particular the private pension plan applicable to all corporate executives of the Group’s French subsidiaries (AUXAD plan), which have been assessed, effective as of April 1, 2013, at a gross annuity amount of €205,669.

This decision puts an end to the pension commitments in favor of Mr. Ben Verwaayen on the date of the termination of his functions as CEO, on April 1, 2013, for purposes of the provisions of French law concerning regulated agreements and commitments.

The above-mentioned commitments concerning Mr. Philippe Camus and Mr. Ben Verwaayen are described in Section 7.2.2 “Status of the Executive Directors and Officers.”

NEW REGULATED AGREEMENTS IN 2013

In the context of the appointment of Mr. Michel Combes as CEO of Alcatel-Lucent effective on April 1, 2013, the Board of Directors, at its meeting on March 7, 2013, authorized the following commitments in favor of Mr. Michel Combes:

(i)	The benefit of the private pension plan applicable to all corporate executives of the Group’s French subsidiaries (AUXAD plan) for the portion of their income that exceeds eight times the annual French Social Security limit, beyond which there is no legal or contractual pension scheme, subject to performance conditions as required by law, and

(ii)	a termination benefit, the amount of which will be equal to one year of base salary (fixed and target variable remuneration), subject to performance conditions as required by law.

1.	The pension commitment mentioned above is subject to the following performance conditions:

—

three quantitative criteria, weighted cumulatively at 75% (individually 25% each), corresponding to the evolution of (i) revenue, (ii) operating income (loss) and (iii) the Alcatel Lucent share price in comparison with previous fiscal years compared with a representative sample of companies in the sector consistent with the sample used for the stock options and performance shares plans,

    7

7

CORPORATE GOVERNANCE

7.3 REGULATED AGREEMENTS

—	two qualitative criteria, weighted together at 25% (individually 12.5% each), corresponding to the execution of The Performance Program and the evolution of the customer satisfaction index.

Over the reference period:

—	If the global performance score is above 85%: the beneficiary will be entitled to 100% of the rights with respect to this commitment,

—	If the global performance score is between 50% and 85%: the beneficiary will be entitled to 75% of the rights with respect to this commitment,

—	If the global performance score is between 25% and 50%: the beneficiary will be entitled to 50% of the rights with respect to this commitment,

—	If the global performance score is less than 25%: the beneficiary will not be entitled to any right with respect to this commitment.

2.	The termination benefit is subject to a performance condition set in relation to the Company’s situation consisting in positive Free Cash Flow for at least one fiscal year from now until the end of Mr. Michel Combes mandate as CEO, as reported by the Company in its audited financial statements. The breakdown of Free Cash Flow is reported in Note 32-b of the 2012 audited consolidated financial statements. It corresponds to the net cash provided (or used) by operating activities (including restructuring cash outlays and contribution and benefits paid on pensions and post-employment benefits) reduced by capital expenditures. This performance condition can be either entirely fulfilled (at 100%), or not fulfilled (0%).

In compliance with the AFEP-MEDEF Code, this termination benefit will only be paid if the following conditions are met: (a) the Board of Directors terminates Mr. Michel Combes’ mandate as CEO in connection with a change of control or strategy and (b) the performance condition as described above is fulfilled.

No termination benefit will be due in the following cases: (i) he is terminated for gross misconduct, (ii) he leaves the Company on his own initiative, (iii) he changes position within the Group, or (iv) if upon his departure, Mr. Michel Combes has the ability to claim his pension rights within a short time period.

These commitments were the subject of a Statutory Auditors’ special report and are granted subject to their approval by the shareholders at the Shareholders’ Meeting on May 7, 2013.

RELATED PARTY TRANSACTIONS

There are no agreements between us and any of our shareholders who hold more than 5% of our capital.

Details about related party transactions, as defined by IAS 24, entered into by our Group’s companies in 2010, 2011 and 2012 are presented in Note 34 to the consolidated financial statements “Related party transactions.”

These transactions mainly concern jointly controlled entities (consolidated using proportional consolidation) and companies consolidated using the equity method.

7.4    ALCATEL-LUCENT CODE OF CONDUCT

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

In 2012, in order to continue to enhance our employees’ awareness of international good conduct rules, we requested each employee to get reacquainted with and approve the Code of Conduct.

On May 24, 2012, we made some non-substantial changes to the “Code of Ethics for Senior Financial Officers” of 2004, that applies to our CEO, Chief Financial Officer and Corporate Controller, which is also available on our website. This Code supplements the Code of Conduct mentioned above, which also applies to these senior financial officers.

In addition, we implemented an Ethics and Compliance Program involving a set of processes, principles and controls to ensure compliance with the law as well as the respect of the Company’s directives and policies. Alcatel Lucent’s Chief Compliance Officer supervises the implementation and ongoing adoption of this program to reflect evolving legal requirements, international standards and the standards of behavior set forth in the Alcatel Lucent Code of Conduct.

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

CORPORATE GOVERNANCE

7.4 ALCATEL-LUCENT CODE OF CONDUCT

In this respect, we comply with the NYSE rules that stipulate that all U.S. listed companies must adopt and implement a Code of Conduct aimed at the Chairman of the Board, the CEO, executive officers and employees. Although this rule is not mandatory for Alcatel Lucent, our code of conduct covers all the subjects included in the NYSE rules, except that it does not specify a mechanism allowing the Chairman of the Board, the CEO, the executive officers and the employees to obtain a waiver for the application of any aspect of such Code.

7.5    MAJOR DIFFERENCES BETWEEN OUR CORPORATE GOVERNANCE PRACTICES AND NYSE REQUIREMENTS

The main ways in which our corporate governance practices are aligned with, or differ from, the NYSE’s corporate governance rules applicable to U.S. “domestic issuers” listed on the NYSE are explained above in Section 7.1 “Chairman’s corporate governance report” and in Section 7.4 “Alcatel Lucent Code of Conduct”.

    7

7

CORPORATE GOVERNANCE

7.5 MAJOR DIFFERENCES BETWEEN OUR CORPORATE GOVERNANCE PRACTICES AND NYSE REQUIREMENTS

ENVIRONMENTAL MATTERS; HUMAN RESOURCES

8.1 ENVIRONMENT

8    ENVIRONMENTAL MATTERS; HUMAN RESOURCES

8.1    ENVIRONMENT

8.1.1 OVERALL ENVIRONMENTAL POLICY

The Information and Communications Technology (ICT) sector has been recognized as having the potential to play a critical role in addressing challenges related to climate change. At Alcatel-Lucent, we understand our long-term success depends on helping our customers to respond to their environmental challenges — and on reducing our own direct environmental impact.

For these reasons, we have built environmental considerations into virtually every aspect of our business, following a three-part approach:

1.	Developing eco-sustainable networks: Creating and bringing to market products, services and solutions that contribute to environmentally responsible end-to-end networks.

2.	Enabling a low-carbon economy: Helping businesses and consumers reduce their respective environmental impacts with innovative applications and solutions.

3.	Reducing our carbon footprint: Reducing our absolute carbon footprint from operations by 50% by 2020 compared to our 2008 baseline (At end of 2012, our footprint decreased by 29% compared to 2008).

It is our policy to comply with environmental requirements and to provide safe, environmentally sound workplaces that will not adversely affect the health or environment of communities in which we operate. Although we believe we are in material compliance with all environmental and health and safety laws and regulations, and that we have obtained all material environmental permits required for our operations and all material environmental authorizations required for our products, we may have to incur expenditures significantly in excess of our expectations to cover environmental liabilities, maintain compliance with current or future environmental and health and safety laws and regulations, or undertake any necessary remediation.

The future impact of environmental matters, including potential liabilities, changes in carbon and environmental reporting requirements and the pricing of carbon emissions, is often difficult to estimate. We have modeled the potential pricing of carbon on our financial statements. Although it is not possible at this stage to predict the outcome of remedial and investigatory activities with any degree of certainty, we believe the ultimate financial impact of these activities — net of applicable reserves — will not have a material adverse effect on our consolidated financial position or our income (loss) from operating activities. As of December 31, 2012, our remaining outstanding balance related to our main provisions for environmental risks was €61.9 million.

Please also refer to Section 3.2, “Legal risk”, for more information on environmental risks.

8.1.2 POLLUTION AND WASTE MANAGEMENT

Laws and regulations

We are subject to national and local environment, health and safety laws and regulations relevant to our operations, facilities and products in every jurisdiction where we operate. These laws and regulations impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste, and may require us to clean up a site at significant cost. In the U.S., these laws often require parties to fund remedial action regardless of fault. We have incurred significant costs to comply with these laws and regulations and expect to continue to incur significant compliance costs in the future.

We constantly monitor legal and other developments that may affect the environmental or health and safety aspects of our activities, products or services. Compliance reviews are performed and appropriate compliance measures are implemented once applicable legal and other requirements are identified.

Remedial and investigatory activities

Remedial and investigatory activities are under way at numerous current and former facilities owned or operated by the historical Alcatel and Lucent entities. In addition, Lucent (now Alcatel-Lucent USA Inc.) was named a successor to AT&T as a potentially responsible party at numerous Superfund sites pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) or comparable state statutes in the United States. Under a Separation and Distribution Agreement with AT&T and NCR Corporation (a former subsidiary of AT&T), Alcatel-Lucent USA Inc. is responsible for all liabilities primarily resulting from or relating to its assets and the operation of its business as conducted at any time prior to or after the separation from AT&T, including related businesses discontinued or disposed of prior to its separation from AT&T. Furthermore, under the Separation and Distribution Agreement, Alcatel-Lucent USA Inc. is required to pay a portion of contingent liabilities in excess of certain amounts paid out by AT&T and NCR, including environmental liabilities. For more information on the matter and, in particular, on the cleanup of the Fox River in Wisconsin, please refer to Section 6.7 “Contractual Obligations and Off-Balance Sheet Contingent Commitment”, sub-title “Specific commitments: Alcatel-Lucent USA Inc.”. In Alcatel-Lucent USA Inc.’s separation agreements with Agere and Avaya, those companies have agreed, subject to certain exceptions, to assume all environmental liabilities related to their respective businesses.

    8

8

ENVIRONMENTAL MATTERS; HUMAN RESOURCES

8.1 ENVIRONMENT

8.1.3 ENERGY EFFICIENCY

With broadband traffic growing dramatically, our customers have to strengthen their network’s capacity which increases operational costs and power needs. Lifecycle assessments (LCAs) show that the use of a typical network product accounts for 80-90% of its total environmental impact – the bulk of which is associated with energy consumption. Consequently, reducing energy consumption and developing energy efficient, eco-sustainable options has become critical to ensure the long term affordability of telecommunication networks.

Between 2010 and 2012 Alcatel-Lucent met the target of improving the functional energy efficiency of its key products(1) by at least 25%. This target has been significantly exceeded for many products in Optics, IP, Wireless, Wireline and Applications divisions. Energy efficiency has been integrated as a standard feature in all of our product and solution roadmaps.

We will intensify the efforts to improve in this area since they represent a competitive differentiator and an element of customer satisfaction.

The GreenTouch™ global research consortium, founded by Alcatel-Lucent Bell Labs, is pursuing its goal of delivering architectures, solutions and a roadmap, and demonstrating key technologies by 2015, in order to improve energy efficiency in ICT networks by a factor of 1,000 compared to 2010.

(1)	New or recently developed products for Networks and Platforms on an upward lifecycle curve.

8.2    HUMAN RESOURCES

Our Human Resources team aims to ensure the company has the right talent in the right place at the right time —maximizing our ability to execute our business strategy while pursuing the objectives of employee diversity, engagement and talent development.

8.2.1 EMPLOYMENT

Employees

Our total worldwide employee headcount at the end of 2012 was 72,344. The tables below show the breakdown by business segments, and geographic areas of our employees for the years 2010 through 2012. The figures take into account all employees who worked for fully consolidated companies as well as companies in which we own 50% or more of the equity.

Note: The numbers below were restated for the last three years due to the sale of our Genesys activities on February 1, 2012.

Breakdown of employees by business segment

	Networks	Software, Services and Solutions	Enterprise	Other	Total Group
2010	34,753	38,236	3,964	1,186	78,139
2011	33,359	36,095	3,833	1,079	74,366
2012	32,159	35,269	3,855	1,061	72,344

Breakdown of employees by geographic area

	France	Other Western Europe	Rest of Europe	Asia Pacific	North America	Rest of World	Total Group
2010	9,732	12,160	6,243	24,389	17,908	7,707	78,139
2011	9,541	11,697	5,757	22,697	16,914	7,760	74,366
2012	9,483	11,022	5,292	22,339	16,507	7,701	72,344

ENVIRONMENTAL MATTERS; HUMAN RESOURCES

8.2 HUMAN RESOURCES

Contractors and temporary workers

The average number of contractors (that is, employees of third parties performing work subcontracted by us on a “Time and Materials” basis, when such third parties’ cost to us is almost exclusively a function of the time spent by their employees in performing this work), and of temporary workers (that is, in general, employees of third parties seconded to perform work at our premises due, for example, to a short-term shortfall in our employees or in the availability of a certain expertise) in 2012 was 7,016 in the aggregate.

Compensation

Besides our renewed commitment to provide our employees with a competitive compensation package by country and in line with those of major companies in the technology sector, our compensation policy, applicable to all managerial and professional employees, strives to strike a balance among various elements:

—	Clarity: common worldwide incentive criteria,

—	Simplicity: clear performance achievement levels communicated to all beneficiaries,

—	Global approach: common sales incentive policy, worldwide equity grant policy,

—	Harmonization of global policies.

Our policy is for all employees to be fairly paid regardless of gender, ethnic origin and/or disability. Alcatel-Lucent places emphasis on ensuring the development of our employees, rewarding the development of highly needed skills driving our Group’s innovation and favoring a long-term engagement with us through appropriate and dedicated policies, processes and recognition tools.

In light of these criteria, our compensation structure reflects both individual and Group performance. The grants of long-term incentives (stock options and performance shares) are decided almost every year at the same time by the Board of Directors upon recommendation of the Compensation Committee. Their implementation serves several purposes: to involve employees in the Group’s results, to encourage and reward performance and to attract and retain talent in a highly competitive industry, where quality and employee motivation are key factors for success. Group employees benefiting from performance shares (7 936 beneficiaries in 2012) may dispose of the shares at the end of the fourth year following the year of the grant, to the extent the presence and performance conditions are reached. Regarding stock options, in 2012 the Company granted 10.8 million to 7,950 recipients. However, our Board of Directors decided not to put in place at this point a performance share or a stock option annual plan in favor of employees and management of the Group for 2013, in view, in particular, of market conditions and of the challenges faced by our Company throughout 2012. Employee compensation evolution (wages and salaries) over the last three years is set forth in Note 35 to our consolidated financial statements.

8.2.2 WORK ORGANIZATION AND MANAGEMENT

Performance management

Launched in 2011, the Alcatel-Lucent performance management process, OurTalent Dialogue, focuses on the importance of continuous, person-to-person dialogue between people managers and employees; supporting direction setting, goal clarity, guidance and feedback — enabling employees to drive their own career development and the performance in alignment with the business strategy; ensuring their and the Company’s performance.

In 2012, performance management was a requirement in each organization with emphasis on reinforcing the people managers’ responsibilities to ensure an engaged workforce. Going forward Performance Management will continue to support people managers’ effectiveness to ensure a better understanding of the linkage between management and leadership attributes to promote explicit and open accountability to further ensure the performance and engagement of employees.

Training

We have prioritized learning and training aspects based on ongoing dialogue between managers and employees. Alcatel-Lucent University — the mission of which is to provide timely, relevant and innovative learning solutions to support employee performance and development — has enhanced its ability to provide learning, coaching and mentoring to all employees with:

—	Common learning and training tracks across all leadership competencies,

—	Employee accreditation programs aligned with profiles defined by our strategic workforce plan,

—	Community learning — a new concept that reduces the time involved in acquiring best-in-class skills by making it easier to learn from the most talented in our Company,

—	State-of-the-art learning facilities and e-learning components.

8.2.3 DIVERSITY AND EQUAL OPPORTUNITY

As a global Group, we actively seek to ensure that our employees reflect the diversity of our business environment. Our Statement of Business Principles and our human rights policies clearly confirm our responsibility to ensure equal opportunities and to recognize and respect the diversity of people and ideas.

At the end of 2011, we implemented a global strategy and action plan that assigned responsibility for gender diversity at the organizational, corporate and country levels and identified actions to be carried out in five focus areas.

    8

8

ENVIRONMENTAL MATTERS; HUMAN RESOURCES

8.2 HUMAN RESOURCES

We launched a series of interactive sessions on gender diversity for over 200 managers and leaders in 2012 to help them understand why diversity is a business imperative for Alcatel-Lucent, and to build managers’ awareness of workplace gender dynamics — all to better tap our existing talent and improve organizational performance. More women than ever before are part of our leadership pipeline — 23% as of October 2012 compared to 19% in 2011.

We are also committed to fostering the integration of people with disabilities into our workforce and creating access solutions for them.

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.1 LEGAL INFORMATION

9    INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.1   LEGAL INFORMATION

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

9.2     SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

    9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

If a shareholder fails to comply with the provisions relating to notification that the thresholds have been exceeded, the voting rights for the shares exceeding the thresholds are, at the request of one or more shareholders holding at least 3% of the share capital, suspended under the conditions provided by law.

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

Pursuant to Article L.233-9 1 4° and 4°bis of the French Commercial Code the issued shares or the voting rights that the reporting entity is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument and the shares already issued or the voting rights covered by an agreement or a financial instrument to be paid exclusively in cash which has economic effect for the reporting entity or individual similar to holding shares (e.g., cash-settled equity swaps, knock-in options), must also be taken into account for the calculation of the thresholds subject to notification. Moreover, the “separate disclosure” requirement imposes an obligation to disclose additional information on the following agreements and financial instruments: (i) securities giving access to shares in the future and (ii) shares already issued that the shareholder is entitled to acquire under the terms of an agreement or a financial instrument, based on the initiative of a third party.

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

Four thresholds of respectively 10%, 15%, 20% and 25% create an obligation of declaration of intent as defined under Article L.233-7 of the French Commercial Code. The deadline to notify the Company and the AMF is of five trading days (before the market closes).

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

E) Holding of a stake equal to 30% and tender offer

When an individual or legal entity, acting alone or in concert, comes to hold 30% of the capital or voting rights of the Company, it must immediately inform the AMF and launch a tender offer for all of the equity securities and securities giving access to the capital or voting rights of the Company. However, the shareholders who as of January 1, 2010, held directly or indirectly between 30% and a third of the capital or of the voting rights of the Company remain subject to the former threshold of 33 1/3% as long as their shareholdings remain between the two thresholds.

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

The maximum age for holding a directorship is 70. This age limit does not apply if less than one third rounded up to the nearest whole number, of serving Directors have reached the age of 70.

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

   9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

Subject to the conditions set by the regulations in effect, the shareholders may send their proxy or mail voting form for any General or Special Shareholders’ Meeting either in paper form or, upon decision of the Board reflected in the notices of the meeting, by electronic transmission. The electronic signature of the form consists, upon prior decision of the Board of Directors, in a process of identifying which safeguards its link with the electronic form to which it relates by a login and password or any other process in the conditions defined by regulations in force.

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

The meeting may be broadcasted by video-conference and/or electronic transmission. If applicable, this should be mentioned in the notices of meeting.

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

The scrutineers must be the two members of the meeting representing the largest number of votes or, should they

   9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.2 SPECIFIC PROVISIONS OF THE BY-LAWS AND OF LAW

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

VOTING RIGHTS

At the General Shareholders’ Meeting held on June 1, 2007, the shareholders voted to eliminate the statutory limitation on voting rights at Shareholders’ Meetings; as a result and subject to what is described below, each member at every meeting has the right to as many votes as the number of shares that he owns or represents.

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

9.3     SHARE CAPITAL AND DILUTED CAPITAL

Our capital at December 31, 2012 was €4,653,127,652 represented by 2,326,563,826 ordinary shares, each with a nominal value of €2, fully paid.

At its meeting on February 6, 2013, our Board of Directors decided to submit to the shareholders at our next Shareholders’ Meeting, to be held on May 7, 2013, a resolution authorizing the decrease of the share capital by way of reduction of the nominal value of the shares from €2 to €0.05, considering that it would be appropriate to reduce the nominal value below the current share price in order to restore the Company’s financial flexibility in accordance with the financial resolutions that have already been approved by the Shareholders’ Meetings. This is due to the fact that under article L.225-128 of the French Commercial Code, any share issue must be made at a subscription price not lower than the nominal share price.

Total number of shares
Capital at December 31, 2012	2,326,563,826
Alcatel Lucent stock options	160,330,695
Performance shares (1)	30,206,083
ORAs (2)	1,299,841
OCEANE due 2015	309,597,523
Convertible bonds (2)	55,674,504
Convertible debt securities issued by Lucent Technologies Inc.	93,064,216
Diluted capital at December 31, 2012	2,976,736,688

(1)	For more details, see Section 7.2.1.4 « Summary table for the performance share plans ».

(2)	For a description of the dilutive instruments, see Section 9.8 « Outstanding instruments giving right to shares ».

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.4 AUTHORIZATIONS RELATED TO THE CAPITAL

9.4 AUTHORIZATIONS RELATED TO THE CAPITAL

Currently, we have the following authorizations to issue capital, which authorizations were approved at our Shareholders’ Meetings on June 1, 2010 and June 8, 2012.

(1)	The percentages in this column correspond to the maximum authorized as a percent of the capital as approved at the Shareholders’ Meetings on June 1, 2010 and June 8, 2012, based on the capital of the Company at December 31, 2011.

(2)	Percentages based on the capital of the Company at December 31, 2012

9.5    USE OF AUTHORIZATIONS

ISSUANCE WITH CANCELLATION OF PREFERENTIAL SUBSCRIPTION RIGHTS

The Board of Directors currently has a delegation of authority given to it by the Shareholders’ Meeting of June 8, 2012, for a period of 26 months, to issue ordinary shares and any securities conferring a right to the capital of the Company, with cancellation of preferential subscription rights, within the limit of €700 million, that is, approximately 15% of the existing shares at December 31, 2012.

This authorization replaces, without retroactive effect, the unused authorization given at the Shareholders’ Meeting held on June 1, 2010.

PERFORMANCE SHARES AND STOCK OPTIONS

The status of the use of authorizations related to performance shares, stock options and purchase of shares granted by the Board of Directors is described in Section 7.2.1 “Long - term compensation mechanisms” of this document.

   9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.6 CHANGES IN OUR CAPITAL OVER THE LAST FIVE YEARS

9.6    CHANGES IN OUR CAPITAL OVER THE LAST FIVE YEARS

Type of transaction	Number of shares	Amount of capital (in euros)	Share premium (in euros)
Capital at 12/31/2007	2,317,441,420	4,634,882,840	15,406,457,949.69
Stock options exercised	6,100	12,200	11,195.00
Convertible securities issued by Lucent Technologies Inc.	544,241	1,088,482	4,375,697.64
Redemption into Alcatel Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	50,000	100,000	495,600.00
Capital at 12/31/2008	2,318,041,761	4,636,083,522	15,411,679,263.71(1)
Stock options exercised	1,803	3,606	(630.40)(2)
Convertible securities issued by Lucent Technologies Inc.	17,254	34,508	138,722.16
Capital at 12/31/2009	2,318,060,818	4,636,121,636	15,411,817,355.47
Convertible securities issued by Lucent Technologies Inc.	4,768	9,536	45,383.44
Stock options exercised	219,587	439,174	-(3)
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	100,375	200,750	(200,750.00)(4)
Capital at 12/31/2010	2,318,385,548	4,636,771,096	15,411,661,988.91
Convertible securities issued by Lucent Technologies Inc.	20,632	41,264	165,881.28
Redemption into Alcatel Lucent shares of bonds issued by Coralec in the context of the acquisition of Spatial Wireless	100,000	200,000	991,200.00
Stock options exercised	6,109,985	12,219,970	2,601,551.30
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	767,163	1,534,326	(1,534,326.00)(4)
Capital at 12/31/2011	2,325,383,328	4,650,766,656	15,413,886,295.49
Issuance of Alcatel Lucent shares in accordance with the Alcatel Lucent performance shares plan	1,180,498	2,360,996	(2,360,996.00)(4)
Capital at 12/31/2012	2,326,563,826	4,653,127,652	15,411,525,299,49

(1)	Including merger premium following restructuring

(2)	Regularization following the exercise of options

(3)	The shares acquired pursuant to the exercise of stock options were purchased at par value, without share premium

(4)	Debit corresponding to the issuance of Alcatel Lucent shares

9.7    PURCHASE OF ALCATEL LUCENT SHARES BY THE COMPANY

In 2012, we did not effect any transactions pursuant to our share repurchase program. At December 31, 2012, Alcatel Lucent held directly 25,336,243 shares, representing 1.09% of the capital. At that date, our subsidiaries held shares representing 1.41% of our capital. At December 31, 2012, these shares were booked as a deduction from consolidated shareholders’ equity.

The Shareholders’ Meeting of June 8, 2012 authorized the Board of Directors with a right of sub-delegation in accordance with law, for a period of 18 months, to repurchase Alcatel Lucent shares up to a maximum of 10% of the capital of the Company.

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.7 PURCHASE OF ALCATEL LUCENT SHARES BY THE COMPANY

The maximum purchase price per share may not exceed €20 and the minimum selling price per share may not be less than €2. This program has not been implemented.

At its meeting of February 6, 2013 the Board of Directors proposed a resolution to be voted upon at our next Shareholders’ Meeting, to be held on May 7, 2013, to cancel the existing authorization, and to give a new 18 month authorization for a share repurchase program.

DESCRIPTION OF THE REPURCHASE PROGRAM PURSUANT TO ARTICLES 241-1 AND FOLLOWING OF THE AMF RULES

Date of the Shareholders’ Meeting authorizing the program

The purchase by the Company of its own shares will be submitted for approval at the Shareholders’ Meeting to be held on May 7, 2013.

Number of shares and percentage of capital held directly or indirectly by the Company

At December 31, 2012, the Company held 25,336,243 shares directly and 32,851,823 shares indirectly.

Goals of the repurchase program

The goals of the repurchase program to be presented to the shareholders at the Shareholders’ Meeting of May 7, 2013 are:

—

to cancel some or all of the shares so purchased by decreasing the Company’s share capital under the conditions provided by law, and in accordance with the authorization to be submitted for approval at the Shareholders’ Meeting to be held on May 7, 2013;

—

to grant them to employees and officers (“dirigeants”) of the Company or its affiliates or organizations under the terms and conditions provided by law (stock options, participation of employees in the Company’s profit, allocation of performance-related shares, etc.);

—	to comply with its obligations in respect of stock option plans or other allocations of shares to employees or corporate officers of the Company or of a related company;

—	to deliver shares upon the exercise of rights attached to securities giving access to the Company’s share capital;

—

to hold and deliver shares (as exchange consideration, payment, or other) in particular in connection with external growth transactions carried out by the Company, or mergers, spin-offs or contributions;

—

to engage in market making in the secondary market or maintenance of the liquidity of Alcatel Lucent share through an investment services provider pursuant to a liquidity contract that complies with the ethical code recognized by the Autorité des marchés financiers.

The repurchase program is also intended to allow the implementation of any market practice that may be admitted by the Autorité des marchés financiers in the future and more generally, the conclusion of any transaction that complies with applicable laws and regulations. In such a case, the Company will inform its shareholders through a press release.

Repurchase terms and conditions

Acquisitions, sales, exchanges and transfers of shares may be made at any time subject to the limits, in particular relating to volume and price, authorized under applicable laws and regulations (except during the period of a public tender offer) and by any means, either through regulated markets, multilateral trading systems, systematic internalizers or by way of a private placement, including by block purchases or sales, by public tender offer or public exchange offer, or through the use of options or other derivative financial instruments whether traded on regulated markets or through multilateral trading systems, via a systematic internalizer or by way of a private placement or by delivery of shares arising from the issuance of securities giving access to the capital of the Company by conversion, exchange, redemption, presentation of a warrant or any other means, either directly or through an investment services provider, under the conditions set forth by the market authorities and at such period as the Board of Directors sees fit.

Maximum share of capital, maximum number and characteristics of shares, maximum purchase price

The program concerns the shares of Alcatel Lucent (ISIN FR0000130007) listed on the Euronext Paris stock exchange -Compartment A.

The maximum percentage that may be purchased under the authorization to be proposed to the shareholders at the Shareholders’ Meeting on May 7, 2013 is 10% of the total number of shares comprising the capital on the date of purchase. In view of the number of shares that comprised our capital at December 31, 2012, this limit represents 232,656,382 shares or, based on the maximum authorized purchase price (€20), a maximum theoretical amount of €4,653,127,640, not including the shares already held by the Company.

However, in the event of transactions affecting the Company’s share capital, and in particular, share capital increase through the capitalization of reserves, the allocation of free shares, in particular performance-related shares, a stock split or reverse stock split, a change in nominal value or any other transaction affecting the equity capital, the Shareholders’ Meeting grants the Board of Directors the power to adjust the maximum purchase price set forth above in order to take into account the impact of these transactions on the value of the shares.

Duration of the program

In accordance with the resolution to be submitted for approval to the Shareholders’ Meeting on May 7, 2013, the share repurchase program would be implemented over a period of 18 months following the date of that meeting and would therefore expire on November 7, 2014.

   9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.8 OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

9.8    OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

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

During fiscal year 2012, 7,524,420 convertible bonds were repurchased by anticipation for a nominal value of U.S.$115.5 million (see Note 25 to our consolidated financial statements).

At December 31, 2012, €1,269 million of these convertible bonds were outstanding, giving right to 93,064,216 Alcatel Lucent shares.

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

At December 31, 2012, there were a total of 55,674,504 outstanding bonds convertible into Alcatel Lucent shares. However only a maximum of 2,326,460 of these bonds may still be converted, given the cancellation of stock options as of that same date.

These bonds are not listed on any stock exchange.

REDEEMABLE NOTES (ORAs)

Issues related to acquisitions

In 2004, we authorized the issuance by our subsidiary Coralec of debt represented by notes redeemable for Alcatel Lucent shares (ORAs), in order to allow for the acquisition of Spatial Wireless (United States).

In connection with this acquisition, 18,988,334 notes redeemable for Alcatel Lucent shares were issued at a unit price of €11.91. There were no redemptions in 2012. The number of Alcatel Lucent shares issued since the issuance of the ORAs, to repay these notes, is 18,633,297.

In 2003, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of TiMetra Inc. (United States).

In connection with this acquisition, 17,979,738 notes redeemable for Alcatel Lucent shares were issued to historical Alcatel at a unit price of €8.08. There were no redemptions in 2012 and the number of Alcatel Lucent shares issued since issuance of the ORAs to repay these notes is 17,034,934.

In 2002, we authorized the issuance by Coralec of debt represented by notes redeemable for Alcatel Lucent shares, in order to allow for the acquisition of Astral Point Communications Inc. (United States).

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.8 OUTSTANDING INSTRUMENTS GIVING RIGHT TO SHARES

In connection with this acquisition, 9,506,763 notes redeemable for Alcatel Lucent shares were issued at a unit price of €16.41. During fiscal year 2012, the remaining 383,367 notes were repurchased and cancelled. At December 31, 2012, there were no longer any ORAs outstanding on account of the Astral Point Communications acquisition.

At December 31, 2012, there were in total 1,299,841 outstanding notes redeemable for Alcatel Lucent shares. However only a maximum of 1,067,905 of these bonds may still be converted, given the cancellation of stock options as of that same date.

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

The principal purpose of the issue was to refinance the Group’s debt and the extension of debt’s maturity, and, secondarily, to further enhance the Group’s financial position. In particular, all or part of the proceeds of the issue may be used to finance the repurchase of part of the Group’s debt.

At December 31, 2012, there were in total 309,597,523 outstanding OCEANEs, listed on Euronext Paris.

SECURITIES NOT CONVERTIBLE INTO EQUITY

At December 31, 2012, two bonds issue of Alcatel Lucent remained outstanding:

—	the 6.375% bond issue in the amount of €462 million (maturing in April 2014) traded on the Luxembourg Stock Exchange,

—	the 8.5% senior notes issue in the amount of €500 million (maturing in January 2016) traded on the Luxembourg Stock Exchange.

9.9     AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

DESCRIPTION OF THE ADSs

Each of our American Depositary Shares, or ADSs, represents one of our ordinary shares. Our ADSs trade on the New York Stock Exchange.

The following is a summary of certain provisions of the deposit agreement for the ADSs and is qualified in its entirety by reference to the deposit agreement among Alcatel Lucent, JP Morgan Chase Bank N.A., which, beginning on January 10, 2013, replaced The Bank of New York Mellon as depositary, and the holders from time to time of the ADSs.

The form of the deposit agreement for the ADS and the form of American depositary receipt (ADR) that represents our ADSs have been filed as exhibits to our registration statement on Form F-6 that we filed with the Securities and Exchange Commission on January 4, 2013. Copies of the deposit agreement are available for inspection at the principal office of JPMorgan Chase Bank, N.A., located at 1 Chase Manhattan Plaza, Floor 21, New York, 10005-1401, and at the principal office of our custodian, BNP Paribas Securities Services, located at Grands Moulins de Pantin, 9 rue du Débarcadère, 93761 Pantin Cedex, France.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

To the extent practicable, JPMorgan Chase Bank, N.A. will distribute to each holder of ADSs all distributions on deposited securities, in proportion to the number of deposited securities represented by such holder’s ADSs. To the extent that JPMorgan Chase Bank, N.A. deems any distribution below not practicable, it shall make the distribution as it deems practicable, including in foreign currency, securities or property, or the retention thereof as a deposited security.

Cash dividends and cash distributions. JPMorgan Chase Bank, N.A. will distribute cash resulting from a cash dividend or other cash distribution or the new proceeds of sales of any other distribution or portion thereof, subject to appropriate adjustment for taxes withheld and the deduction of JPMorgan Chase Bank, N.A.‘s or its agents’ fees and expenses in (1) foreign currency conversion, (2) transferring foreign currency or U.S. dollars to the United States, (3) obtaining related government approvals or licenses, and (4) making any sale by public or private means in any commercially reasonable manner.

   9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.9   AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

Shares. If we distribute ordinary shares as a dividend or free distribution, JPMorgan Chase Bank, N.A. will distribute to ADS holders new ADSs representing the shares. JPMorgan Chase Bank, N.A. will distribute only whole ADSs. It will sell the shares that would have required the use of fractional ADSs and then distribute the proceeds in the same way it distributes cash.

Rights. If we offer our holders of shares warrants or any other rights, including rights to acquire additional shares, JPMorgan Chase Bank, N.A. will distribute such rights to holders of ADSs, to the extent that we timely furnish to JPMorgan Chase Bank, N.A. evidence that it may lawfully do so (we have no obligation to do so). If we do not furnish such evidence and sales of the rights are practicable, JPMorgan Chase Bank, N.A. shall distribute the net proceeds from the sales of such rights as it would cash. If we do not furnish such evidence and sales are not practicable, JPMorgan Chase Bank, N.A. does not have to take any action (and the right may lapse).

Other distributions. If JPMorgan Chase Bank, N.A. or the custodian receives a distribution of anything other than cash, shares, or rights, JPMorgan Chase Bank, N.A. will distribute the property or securities to the ADS holders by any means that JPMorgan Chase Bank, N.A. deems equitable and practicable, or to the extent JPMorgan Chase Bank, N.A., after consultation with us, deems such a distribution not equitable and practicable, it may sell the property or securities and distribute the net proceeds of the sale to the ADS holders.

Voting of the underlying shares. Under the deposit agreement, an ADS holder is entitled, subject to any applicable provisions of French law, our articles of association and bylaws and the deposited securities, to exercise voting rights pertaining to the shares represented by its ADSs. JPMorgan Chase Bank, N.A. will send ADS holders, via mail or electronically (to those ADS holders who have consented to electronic delivery), English—language summaries of any materials or documents provided by us for the purpose of exercising voting rights. In addition, if we so request, JPMorgan Chase Bank, N.A. will send ADS holders a notice card or letter including instructions on how ADS holders may access the aforementioned summary through an Internet website, along with how a paper copy of such documents may be requested. JPMorgan Chase Bank, N.A. will also send to ADS holders directions as to how to give it voting instructions, as well as a statement (which may be included in the documents described above) as to how the underlying ordinary shares will be voted if JPMorgan Chase Bank, N.A. receives blank or improperly completed voting instructions.

Upon timely receipt of properly completed voting instructions, JPMorgan Chase Bank, N.A. shall either, in its discretion, vote in accordance with the instructions or forward the instructions to the custodian for voting. JPMorgan Chase Bank, N.A. shall not vote the shares other than in accordance with such instructions or in accordance with the statement described above regarding voting of shares for which it receives blank or improperly completed voting instructions. Holders are not guaranteed to receive the notice described above with sufficient time to enable the timely return of any voting instructions to JPMorgan Chase Bank, N.A.

ADSs shall be evidenced by direct registration ADRs unless the ADS holder notifies JPMorgan Chase Bank, N.A. that it would like the shares to be held in certificated form.
Changes affecting deposited securities. If there is any change in par value or any split - up, consolidation, cancellation or other reclassification of deposited securities, or any recapitalization, reorganization, business combination or consolidation or sale of assets involving us, JPMorgan Chase Bank, N.A. may, after consultation with us, and if reasonably requested by us, amend the form of ADR and distribute any additional or amended ADRs. If JPMorgan Chase Bank, N.A. does not amend the form of ADR or make a distribution to holders regarding the foregoing, or any net proceeds, then any securities that JPMorgan Chase Bank, N.A. receives in respect of deposited securities will become new deposited securities. Each ADS will automatically represent its share of the new deposited securities, unless JPMorgan Chase Bank, N.A. delivers new ADSs as described in the following sentence.

Amendment of the deposit agreement. JPMorgan Chase Bank, N.A. and we may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADS holders. If any amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADS holders, it will not take effect as to outstanding ADSs until 30 days after JPMorgan Chase Bank, N.A. has sent the ADS holders a notice of the amendment. If any government or regulatory body adopts new laws or rules that require the amendment of the form of ADR in order to comply therewith, the form of ADR may be amended at any time, and may become effective before notice is given to holders or within any other time, as required for compliance. At the expiration of that 30-day period, each ADS holder will be considered by continuing to hold its ADSs to agree to the amendment and to be bound by the deposit agreement as so amended. JPMorgan Chase Bank, N.A. and we may not amend the deposit agreement or the form of ADRs to impair the ADS holder’s right to surrender its ADSs and receive the ordinary shares and any other property represented by the ADRs, except to comply with mandatory provisions of applicable law.

Termination of the deposit agreement. JPMorgan Chase Bank, N.A. will terminate the deposit agreement if we ask it to do so and will notify the ADS holders at least 30 days before the date of termination. However, if JPMorgan Chase Bank, N.A. has resigned or is removed, notice shall not be sent to the holders unless a successor depositary is not operating under the deposit agreement within 60 days. After termination of the deposit agreement, JPMorgan Chase Bank, N.A. will no longer act under the deposit agreement, except to continue to:

—	collect and hold (or sell) dividends and other distributions pertaining to deposited securities; and

—	deliver deposited securities being withdrawn.

At any time 90 days after notice of termination is provided to holders of ADSs, JPMorgan Chase Bank, N.A. may instruct the custodian to register all securities with us in registered form (nominatif pur) in each ADS holder’s name, at which time we shall do so and provide notice to the holders. To the extent this is not done, as soon as practicable after 60 days after termination, JPMorgan Chase Bank, N.A. may sell the deposited securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of ADS holders that have not surrendered their ADSs. JPMorgan Chase Bank, N.A. will not have liability for interest on the sale proceeds or any cash it holds.

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.9 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

Restrictions on the right to transfer or withdraw shares. In connection with the withdrawal of any ADS, JPMorgan Chase Bank, N.A. may require proper endorsement and written withdrawal orders from the holder, and will transfer such shares to an appropriate account. At the request, risk and expense of an ADS holder, JPMorgan Chase Bank, N.A. may deliver the shares to another place. Title to an ADS may be transferred when properly endorsed (for a certificated ADS) or upon receipt by JPMorgan Chase Bank, N.A. of appropriate documentation. Prior to registration of transfer or withdrawal, we, JPMorgan Chase Bank, N.A. or the custodian may require payment certain taxes, fees, or other charges, as well as other documentation.

LIMITATIONS ON LIABILITY OF DEPOSITARY

The deposit agreement expressly limits our obligations and the obligations of the depositary, and it limits our liability and the liability of the depositary. We and JPMorgan Chase Bank, N.A.:

—	are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

—	are not liable if either exercises, or fails to exercise, any discretion permitted under the deposit agreement;

—	are obligated only to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

—	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement, unless indemnity satisfactory to it against all expense and liability is furnished as often as may be required;

—

are not liable for any or inaction by it in reliance on the advice of legal counsel, accountants, any person presenting shares for deposit, any holder, or other believed to be competent to provide such advice;

—

the depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system or the insolvency of the custodian to the extent the custodian is not a branch or affiliate of JPMorgan Chase Bank, N.A.;

—

the depositary may not be liable for the price received in connection with the sale of securities, the timing thereof, any delay in action or omission to act, or delay in action, omission to act, default or negligence on the part of this parties retained in connection with any such sale, the price received for the sale or a security or the timing thereof;

—	the depositary shall not be liable for actions of the custodian, except under certain circumstances; and

—	may rely without any liability upon any written notice, request or other document believed by either of us to be genuine and to have been signed or presented by the proper parties.

Moreover, neither we nor the depositary nor any of our respective agents will be liable to any holder of ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits). Pursuant to the terms of the deposit agreement, we and the depositary have agreed to indemnify each other under certain circumstances.

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

Persons holding, depositing or withdrawing shares must pay	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property, including stock dividends or splits, or issuances pursuant to a merger or exchange of securities Surrendering of ADSs for the purpose of withdrawal, or cancellation or reduction for any other reason
U.S.$0.02 (or less) per ADS per year U.S. $1.50 per ADR or ADRs	Cash distributions pursuant to the deposit agreement Transfer of shares on our share register
Other transfer or registration fees	Registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
U.S. $0.02 (or less) per ADS per year (or portion thereof)	Administration expenses (this fee may be deducted from one or more cash dividends at the sole discretion of the depositary)
Fees for distributions and sales of securities	Fee in an amount equal to the fee amount that would have been charged if securities had been deposited but were instead distributed or sold, and the net cash proceeds distributed to holders
Financial Transaction Tax—0.2%	French tax on the transfer of shares or ADSs, as discussed below in Taxation - Financial transaction tax on acquisitions of ordinary shares or ADSs.
Other taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

   9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.9   AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

FEES AND PAYMENTS FROM THE DEPOSITARY TO US

Our former depositary, The Bank of New York Mellon, agreed to reimburse us annually for our expenses incurred in connection with the ADR facility (subject to certain limits) and to pay us annually a further amount which is a function of the Depositary Service Fee (DSF) charged by the depositary to our ADS holders starting in 2010. For the fiscal year ended December 31, 2012 we received from The Bank of New York Mellon US$ 12.2 million relating to the DSF.

JPMorgan Chase Bank, N.A., has also agreed to reimburse us annually for certain expenses (subject to certain limitations) in connection with the ADR facility and to pay us annually a further amount which is a function of the issuance and cancellation fees and depositary service fees charged by the depositary to our ADS holders.

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

You should refer to Section 9.2 “Specific Provisions of the by-laws and of law” for a description of the filings required based on shareholdings.

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

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
(b)	a corporation, or other entity taxable as a corporation, that is created in or organized under the laws of the United States or any political subdivision thereof,
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

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.9 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if you own ADSs evidenced by ADRs, you will be treated as the owner of the ordinary shares represented by such ADSs.

TAXATION OF DIVIDENDS

Income Tax at the Progressive Rate or Withholding Tax. French resident individuals will be subject to taxation at the income tax progressive rate on only 60% of the dividends received by them from both French and foreign companies. This exemption will apply to any dividend distributed by a company that is subject to corporation tax or an equivalent tax and that is located in an EU member state or a country that has signed a tax treaty (which has an administrative assistance clause with the purpose of combating fraud and tax evasion) with France. The fixed final tax allowance of € 3050 (for a married couple or a couple who has entered into a civil union) and € 1,525 (for a single person) is abolished starting January 1, 2013. The election for a flat withholding tax (prélèvement forfaitaire libératoire) is also abolished.

Dividends paid to French resident individuals on or after January 1, 2013, are subject to a compulsory withholding tax at a flat rate of 21% as an installment payment against the final tax. This 21% withholding tax only applies to dividends which will be paid on or before December 31, 2013.

French companies normally must deduct a 30% French withholding tax from dividends paid to non-resident of France. Under the Treaty, this withholding tax is reduced to 15% if your ownership of our ordinary shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France.

Dividends paid to a resident in a non-cooperative state or territory (NCST) are subject to a withholding tax at a rate of 75%.

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

Generally, a maximum U.S. federal income tax rate of 20% will apply to dividend income received by an individual (as well as certain trusts and estates) from a U.S. corporation or from a “qualified foreign corporation” provided certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares, or an ADR in respect of such shares (which would include the ADSs), are considered readily tradable on an established securities market if they are listed on an established securities market in the United States such as The New York Stock Exchange. Information returns reporting dividends paid to U.S. persons will identify the amount of dividends eligible for the reduced tax rates.

Also, for U.S. federal income tax purposes, the amount of any dividend paid in a foreign currency such as euros, including any French withholding taxes withheld from such payment, will be equal to the U.S. dollar value of the euros on the date the dividend is included in your taxable income, regardless of whether you convert the payment into U.S. dollars. If you hold ADSs, this date will be the date the payment is received by the Depositary. You generally will be required to recognize U.S. source ordinary income or loss when you sell or dispose of the euros you are deemed to receive. You may also be required to recognize foreign currency gain or loss if you receive a refund of French tax withheld from a dividend in

   9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.9 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

excess of the 15% rate provided for under the Treaty. In either case, this foreign currency gain or loss generally will be U.S. source ordinary income or loss.

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

—

First, as a tax-free return of capital to the extent of your basis (determined for U.S. federal income tax purposes) in your ordinary shares or ADSs, which will reduce your adjusted tax basis of such ordinary shares or ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares or ADSs.

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

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares or ADSs based on the difference between the amount realized on the disposition and your adjusted tax basis in the ordinary shares or ADSs. Any gain or loss generally will be U.S. source gain or loss. If you are a non-corporate holder, and you satisfy certain minimum holding period requirements, any capital gain generally will be treated as long-term capital gain that generally is subject to U.S. federal income tax at preferential rates. Long-term capital gains realized upon a sale or other disposition of our ordinary shares or ADSs generally will be subject to a maximum U.S. federal income tax rate of 20%.

Medicare contribution tax on unearned income

Certain U.S. holders who are individuals, estates or trusts will be required to pay an additional 3.8% Medicare contribution tax on, among other things, dividends on and capital gains from the sale, retirement or other taxable disposition of our ordinary shares or ADSs for taxable years beginning after December 31, 2012. You should consult your own tax advisor concerning the effect, if any, of this tax on holding your ordinary shares or ADSs.

Financial transaction tax on acquisitions of ordinary shares or ADSs

Since August 1, 2012 a “financial transaction tax” applies to acquisitions giving rise to ownership transfer of shares or ADSs of French-listed companies with a global capitalization of at least 1 billion euros. The tax rate is 0.2% of the share acquisition value. The tax is due by the financial services provider that undertakes the acquisition, irrespective of whether it is acting in a principal or agency capacity (or, if no financial services provider is involved in the acquisition, by the financial institution that holds the purchaser’s account). Taxable transactions are broadly construed but several exceptions may apply.

Transfer tax on sale of ordinary shares or ADSs

Certain transfers of shares or ADSs of publicly traded companies that are evidenced by a written agreement, and which are not subject to the financial transaction tax described above, are subject to a 0.1% transfer tax.

The financial transaction tax and transfer tax may not be creditable in the United States for foreign tax credit purposes. U.S. holders should consult their tax advisors as to the tax consequences to them of the “financial transaction tax” and the “transfer tax.”

French estate and gift taxes

Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” and the 2004 Protocol amending this 1978 Convention which became effective on December 21, 2006, if you transfer your

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.9 AMERICAN DEPOSITARY SHARES, TAXATION AND CERTAIN OTHER MATTERS

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

U.S. reportable transactions

A U.S. holder that participates in any “reportable transaction” (as defined in U.S. Treasury regulations), which includes certain losses related to nonfunctional currency transactions, must attach to its U.S. federal income tax return a disclosure statement on Internal Revenue Service Form 8886 (“Reportable Transaction Disclosure Statement”). U.S. holders are urged to consult their own tax advisors as to the possible obligation to file Internal Revenue Service Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency (including euros) received as a dividend on, or as proceeds from the sale of, our ordinary shares or ADSs.

Disclosure of information with respect to foreign financial assets

Certain U.S. holders are required to report information with respect to their investment in our ordinary shares or ADSs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares or ADSs) with an aggregate value exceeding $50,000 will report information about those assets on Internal Revenue Service Form 8938 (“Statement of Specified Foreign Financial Assets”), which must be attached to the taxpayer’s annual income tax return. Higher asset thresholds apply to U.S. taxpayers who file a joint tax return or who reside abroad. Investors who fail to report required information could become subject to substantial penalties. You should consult your own tax advisor concerning the effect, if any, of holding your ordinary shares or ADSs on your obligation to file Form 8938.

U.S. State and local taxes

In addition to U.S. federal income tax, you may be subject to U.S. state and local taxes with respect to your ordinary shares or ADSs. You should consult your own tax advisor concerning the U.S. state and local tax consequences of holding your ordinary shares or ADSs.

   9

9

INFORMATION CONCERNING OUR COMPANY AND OUR CAPITAL

9.10 DOCUMENTS ON DISPLAY

9.10   DOCUMENTS ON DISPLAY

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

Any shareholder can also consult/download from our website under the heading “Regulated information”, the 2012 reference document filed with the AMF, which includes:

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

STOCK EXCHANGE AND SHAREHOLDING

10.1 LISTING

10    STOCK EXCHANGE AND SHAREHOLDING

10.1   LISTING

Our shares are traded on the European regulated market of NYSE Euronext, which represents the principal trading market for our ordinary shares. Our ordinary shares have been traded on Euronext Paris since June 3, 1987.

In addition to Euronext, our ordinary shares remain listed on SEAQ (Stock Exchange Automated Quotation) International in London.

Since May 1992, our shares have been listed on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADSs).

The Bank of New York Mellon was the depositary of the ADSs until January 9, 2013. Since January 10, 2013, JPMorgan Chase Bank, N.A. became the successor depositary of the ADSs. Each ADS represents one ordinary share.

ISIN CODE

Since June 30, 2003, all securities traded on the Euronext Paris stock market are identified by an International Securities Identification Number (ISIN).

Alcatel Lucent: FR0000130007.

Mnemo: ALU.

INDEXES

Beginning December 24, 2012, our shares are included on the CAC Next 20 instead of on the CAC 40.

10.2    TRADING OVER THE LAST FIVE YEARS

TRADING ON EURONEXT PARIS

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on Euronext Paris SA for our ordinary shares:

(in euros) Price per share	High	Low
2008	4.96	1.48
2009	3.34	0.91
2010	2.67	1.87
2011	4.43	1.11
First Quarter	4.09	2.23
Second Quarter	4.43	3.60
Third Quarter	4.16	2.17
Fourth Quarter	2.20	1.11
2012	1.95	0.72
First Quarter	1.95	1.23
Second Quarter	1.76	1.12
Third Quarter	1.33	0.82
Fourth Quarter	1.06	0.72
October	0.86	0.72
November	0.93	0.78
December	1.06	0.85
2013
January	1.32	1.06
February	1.31	1.06
March (as of March 7, 2013)	1.15	1.07

   10

10

STOCK EXCHANGE AND SHAREHOLDING

10.2 TRADING OVER THE LAST FIVE YEARS

TRADING ON THE NEW YORK STOCK EXCHANGE

The following table sets forth, for the periods indicated, the high and low prices, at the close of the trading day, on The New York Stock Exchange for our ADSs:

(in U.S. $) Price per share	High	Low
2008	7.59	1.85
2009	4.91	1.13
2010	3.78	2.36
2011	6.54	1.39
First Quarter	5.81	2.97
Second Quarter	6.54	5.06
Third Quarter	6.04	2.83
Fourth Quarter	3.09	1.39
2012	2.60	0.94
First Quarter	2.60	1.56
Second Quarter	2.32	1.42
Third Quarter	1.65	1.01
Fourth Quarter	1.45	0.94
October	1.12	0.94
November	1.14	0.98
December	1.45	1.10
2013
January	1.75	1.40
February	1.74	1.36
March (as of March 7, 2013)	1.50	1.39

10.3    SHAREHOLDER PROFILE

BREAKDOWN OF THE CAPITAL BY TYPE OF SHAREHOLDER AT DECEMBER 31, 2012

STOCK EXCHANGE AND SHAREHOLDING

10.3 SHAREHOLDER PROFILE

BREAKDOWN OF THE CAPITAL BY LOCATION OF RECORD OWNER AT DECEMBER 31, 2012

Source:	IPREO

Number	of shares at December 31, 2012: 2,326,563,826

10.4   BREAKDOWN OF CAPITAL AND VOTING RIGHTS

BREAKDOWN OF CAPITAL AND VOTING RIGHTS AT DECEMBER 31, 2012

Shareholders	Capital on the basis of outstanding shares at 12.31.2012			GROSS Voting rights on the basis of outstanding shares at 12.31.2012 (3)		NET Voting rights on the basis of outstanding shares at 12.31.2012 (4)
	shares	% of capital	double voting rights	total number of votes	% of votes	total number of votes	% of votes
CDC Fonds d’Epargne (1)	83,857,900	3.60%	270,700	84,128,600	3.56%	84,128,600	3.65%
Fidelity Management & Research Company (1)	55,778,200	2.40%	-	55,778,200	2.36%	55,778,200	2.42%
Norges Bank Investment Management (1)	49,050,900	2.11%	-	49,050,900	2.07%	49,050,900	2.13%
SAC Capital Advisors, LLC (1)	39,024,600	1.68%	-	39,024,600	1.65%	39,024,600	1.69%
FCP 2AL (2)	35,730,414	1.54%	32,579,043	68,309,457	2.89%	68,309,457	2.96%
Sarasin & Partners, LLP (1)	31,027,700	1.33%	-	31,027,700	1.31%	31,027,700	1.35%
Aviva Investors France S.A (1)	29,738,400	1.28%	-	29,738,400	1.26%	29,738,400	1.29%
Dimensional Fund Advisors, L.P (1)	27,565,000	1.18%	-	27,565,000	1.17%	27,565,000	1.19%
Egerton Capital, Ltd (1)	27,004,800	1.16%	-	27,004,800	1.14%	27,004,800	1.17%
Legal & General Investment Management, Ltd (1)	23,706,400	1.02%	-	23,706,400	1.00%	23,706,400	1.03%
Natixis Asset Management (1)	23,586,300	1.01%	-	23,586,300	1.00%	23,586,300	1.02%
Other institutional investors in France (1) (5)	41,146,200	1.77%	-	41,146,200	1.74%	41,146,200	1.78%
Treasury stock held by Alcatel Lucent (2) (6)	25,336,243	1.09%	-	25,336,243	1.07%	-	-
Treasury stock held by subsidiaries	32,851,823	1.41%	-	32,851,823	1.39%	-	-
Public	1,801,158,946	77.42%	5,530,507	1,806,689,453	76.39%	1,806,689,453	78.32%
Total	2,326,563,826	100.00%	38,380,250	2,364,944,076	100.00%	2,306,756,010	100.00%

(1)	Source: Alcatel Lucent (TPI as of June 30, 2012 and IPREO shareholders report as of December 31, 2012).

(2)	Source: Shareholders’ declaration.

(3)	The gross voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.

(4)	The net voting rights (or voting rights “exercisable at a shareholders’ meeting”) do not include shares which have no voting rights.

(5)	Other institutional investors in France holding, individually, more than 0.30% of the share capital.

(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

   10

10

STOCK EXCHANGE AND SHAREHOLDING

10.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

CAPITAL AND VOTING RIGHTS

The total number of voting rights, as published by Alcatel Lucent pursuant to Article L. 233-8-II of the French Commercial Code, and Article 223-16 of the General Regulations of the AMF, was 2,364,944,076 at December 31, 2012 (including the treasury stock held by the parent company and by its subsidiaries).

To allow shareholders to determine whether they have exceeded an ownership threshold, we post the total number of voting rights monthly on our website. For the discussion of ownership thresholds, see Section 9.2 “Specific provisions of the by-laws and of law.”

Information on voting rights, which is considered regulated information under the General Regulation of the AMF, may be viewed at the following address: www.alcatel-lucent.com, heading “Investors”, then “Regulated Information”.

At December 31, 2012, shareholders benefiting from double voting rights had a total of 38,380,250 votes, representing 1.66% of the voting rights.

BREAKDOWN OF CAPITAL AND VOTING RIGHTS OVER THE PAST THREE YEARS

At December 31	2012
Shareholders	Shares	% of capital	Gross voting rights(3)	% of gross voting rights	Net voting rights(4)	% of net voting rights
CDC Fonds d’Epargne (1)	83,857,900	3.60	84,128,600	3.56	84,128,600	3.65
Fidelity Management & Research Company (1)	55,778,200	2.40	55,778,200	2.36	55,778,200	2.42
Norges Bank Investment Management (1)	49,050,900	2.11	49,050,900	2.07	49,050,900	2.13
SAC Capital Advisors, LLC (1)	39,024,600	1.68	39,024,600	1.65	39,024,600	1.69
FCP 2AL (2)	35,730,414	1.54	68,309,457	2.89	68,309,457	2.96
Sarasin & Partners, LLP (1)	31,027,700	1.33	31,027,700	1.31	31,027,700	1.35
Aviva Investors France S.A (1)	29,738,400	1.28	29,738,400	1.26	29,738,400	1.29
Dimensional Fund Advisors, L.P (1)	27,565,000	1.18	27,565,000	1.17	27,565,000	1.19
Egerton Capital, Ltd (1)	27,004,800	1.16	27,004,800	1.14	27,004,800	1.17
Legal & General Investment Management, Ltd (1)	23,706,400	1.02	23,706,400	1.00	23,706,400	1.03
Natixis Asset Management (1)	23,586,300	1.01	23,586,300	1.00	23,586,300	1.02
Other institutional investors in France (1) (5)	41,146,200	1.77	41,146,200	1.74	41,146,200	1.78
Treasury stock held by Alcatel Lucent (2) (6)	25,336,243	1.09	25,336,243	1.07	-	-
Treasury stock held by subsidiaries (2) (6)	32,851,823	1.41	32,851,823	1.39	-	-
Public	1,801,158,946	77.42	1,806,689,453	76.39	1,806,689,453	78.32
Total	2,326,563,826	100.00	2,364,944,076	100.00	2,306,756,010	100.00

(1)	Source: Alcatel Lucent (2012: TPI as of June 30, 2012 and IPREO shareholders report as of December 31, 2012; 2011: TPI as of June 30, 2011 and IPREO shareholders report as of December 31, 2011; 2010: TPI as of June 30, 2010 and IPREO shareholders report as of December 31, 2010).
(2)	Source: Shareholders’ declaration.
(3)	The gross voting rights include the shares held by the Company and its subsidiaries which do not have voting rights.
(4)	The net voting rights (or voting rights “exercisable at a shareholders’ meeting”) do not include shares which have no voting rights.
(5)	Other institutional investors in France holding, individually, more than 0.30% of the share capital.
(6)	These shares do not have voting rights pursuant to French applicable law, while held as treasury stock.

STOCK EXCHANGE AND SHAREHOLDING

10.4 BREAKDOWN OF CAPITAL AND VOTING RIGHTS

As of December 31, 2012, to our knowledge, there is no shareholder which holds effectively more than 5% of our capital.

At March 7, 2013, to our knowledge, there are no shareholders’ agreements or agreements concerning our shares which, if implemented at a later date, would have an impact on the control of our Company.

2011						2010
Shares	% of capital	Gross voting rights(3)	% of gross voting rights	Net voting rights(4)	% of net voting rights	Shares	% of capital	Gross voting rights(3)	% of gross voting rights	Net voting rights(4)	% of net voting rights
83,857,900	3.61	84,128,600	3.56	84,128,600	3.65	48,001,700	2.07	48,272,433	2.05	48,272,433	2.07
111,850,900	4.81	111,850,900	4.73	111,850,900	4.85	-	-	-	-	-	-
49,965,500	2.15	49,965,500	2.11	49,965,500	2.17	42,474,900	1.83	42,474,900	1.80	42,474,900	1.82
-	-	-	-	-	-	-		-	-	-	-
34,381,763	1.48	66,961,411	2.83	66,961,411	2.90	34,783,431	1.50	63,955,119	2.72	63,955,119	2.75
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
36,358,200	1.56	36,358,200	1.54	36,358,200	1.58	-	-	-	-	-	-
24,869,100	1.07	24,869,100	1.05	24,869,100	1.08	54,336,400	2.34	54,336,400	2.31	54,336,400	2.33
25,343,255	1.09	25,343,255	1.07	-	-	25,343,255	1.09	25,343,255	1.08	-	-
32,884,533	1.41	32,884,533	1.39	-	-	32,867,008	1.42	32,867,008	1.40	-	-
1,925,872,177	82.82	1,931,282,419	81.71	1,931,282,419	83.77	2,080,578,854	89.74	2,087,598,988	88.65	2,120,465,996	91.03
2,325,383,328	100.00	2,363,643,918	100.00	2,305,416,130	100.00	2,318,385,548	100.00	2,354,848,103	100.00	2,329,504,848	100.00

10.5   EMPLOYEES AND MANAGEMENT’S SHAREHOLDING

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

At December 31, 2012, FCP 2AL unit holders held a total of 35,730,414 shares, representing 1.54% of the capital, of which 32,579,043 shares gave the shareholders double voting rights.

The FCP 2AL’s percentage shareholding increased from 1.41% at December 31, 2008 to 1.54% at December 31, 2012, that is, a growth of 0.13% over five years.

The voting rights at Alcatel Lucent Shareholders’ Meetings are exercised by the FCP 2AL Mutual Fund’s Supervisory Board.

  10

10

STOCK EXCHANGE AND SHAREHOLDING

10.5 EMPLOYEES AND MANAGEMENT’S SHAREHOLDING

At March 7, 2013, the members of the Board of Directors together hold 3,346,635 Alcatel Lucent shares (including ADS) and no FCP 2AL holding, that is, 0.14% of Alcatel Lucent capital and voting rights (see Section 7.1.2.1 “The Board of Directors”).

03/07/2013	Alcatel- Lucent Shares	ADS	FCP 2AL(3)	Total	% of capital
Board of Directors (1)(2)	1,346,635	2,000,000	0	3,346,635	0.14%
Executive Committee	628,746	34,495	3,554	666,795	0.03%
Total	1,975,381	2,034,495	3,554	4,013,430	0.17%

(1)	Not including the two Board observers.

(2)	Securities held directly or indirectly by the Directors.

(3)	Holding in the Alcatel-Lucent FCP 2AL Mutual Fund.

DIRECTORS’ TRANSACTIONS

During fiscal year 2012 and early 2013, the Directors effected some transactions in Alcatel Lucent shares, in particular pursuant to their investment obligation related to the grant of their additional Directors’ fees (see Section 7.1.2.1 “The Board of Directors”).

The purchases of shares by the Directors are made outside the blackout periods, as defined by the rules of conduct concerning the prevention of insider trading. These rules apply to our Directors and Executive Committee members, and to any person with similar functions, as well as to any person who has access on a regular or occasional basis to inside information.

The blackout periods start from the 15th day of the last month of the quarter, up until the start of the 2nd working day following the date of publication of the annual, bi-annual and quarterly accounts.

Summary of transactions carried out by certain Directors during fiscal year 2012 and up to March 7, 2013, reported in application of article 223-26 of the General Regulation of the AMF:

Directors	Type of transaction	Date of transaction		Number of shares	Unit price	Total Amount
Mr. Bernard	Acquisition	02/25/2013	(1)	11,228	€1.10	€12,350.80
Ms. Cico	Acquisition	02/25/2013	(1)	11,228	€1.10	€12,350.80
Mr. Eizenstat	Acquisition	02/25/2013	(1)	11,234	€1.10	€12,357.40
Mr. Hughes	Acquisition	02/25/2013	(1)	11,234	€1.10	€12,357.40
Lady Jay	Acquisition	02/25/2013	(1)	11,228	€1.10	€12,350.80
Mr. Monty	Acquisition	02/25/2013	(1)	11,234	€1.10	€12,357.40
	Acquisition	04/30/2012	(2)	1,000,000	$1.52	$1,520,000.00
Mr. Piou	Acquisition	02/25/2013	(1)	11,228	€1.10	€12,350.80
	Acquisition	05/07/2012		30,000	€1.0984	€32,952.34
Mr. Spinetta	Acquisition	02/25/2013	(1)	11,228	€1.10	€12,350.80

(1)	Portion of the Directors’ fees subject to the requirement to purchase and hold shares. The investment in shares of the additional portion of Directors’ fees received for fiscal year 2012 was done in February 2013, at the end of the blackout period surrounding the publication of the 2012 annual results.

(2)	Via Libermont Inc, and in the form of ADS.

STOCK EXCHANGE AND SHAREHOLDING

10.6 OTHER INFORMATION ON THE SHARE CAPITAL

10.6   OTHER INFORMATION ON THE SHARE CAPITAL

SHARE OWNERSHIP THRESHOLDS

During 2012 and through March 7, 2013, a certain number of shareholders and registered intermediaries acting primarily on behalf of their customers, informed us of declarations concerning the reaching of the following legal thresholds and thresholds set forth in our by-laws (see Section 9.2 “Specific provisions of the by-laws and of law”):

Declaring company	Date on which the threshold was reached	Trend	% capital	% net voting rights
Manning & Napier Advisors, LLC.	01/12/2012		3.00	2.96
Manning & Napier Advisors, LLC.	01/30/2012		3.06	3.01
UBS Global Asset Management	05/09/2012		2.66	2.62
Crédit Suisse	06/14/2012		1.95	NC
UBS Investment Bank, Wealth Management and Corporate Centre	06/19/2012		2.35	2.31
Crédit Suisse	06/20/2012		2.01	NC
UBS Global Asset Management	06/20/2012		0.19	0.19
UBS Investment Bank, Wealth Management and Corporate Centre	06/22/2012		0.74	0.73
Crédit Suisse	07/16/2012		1.49	NC
UBS Investment Bank, Wealth Management and Corporate Centre	10/11/2012		2.01	1.98
Manning & Napier Advisors, LLC.	11/19/2012		1.97	1.94
UBS Investment Bank, Wealth Management and Corporate Centre	11/19/2012		1.99	1,96
UBS Investment Bank, Wealth Management and Corporate Centre	11/20/2012		2.21	2.18
UBS Investment Bank, Wealth Management and Corporate Centre	11/21/2012		1.99	1.96
UBS Investment Bank, Wealth Management and Corporate Centre	11/22/2012		2.04	2.01
UBS Investment Bank, Wealth Management and Corporate Centre	11/23/2012		1.92	1.89
Crédit Suisse	11/28/2012		3.21	NC
Norges Bank Investment Management	11/30/2012		2.11	NC
Crédit Suisse	01/18/2013		4.08	NC

(1)	NC means « non communicated ».

Article L.233-9 I 4 of the French Commercial Code provides that the reporting entity is deemed to hold, in addition to shares it effectively holds, the shares that it is entitled to acquire at its sole initiative, immediately or in the future, under the terms of an agreement or a financial instrument.

PLEDGES OF ALCATEL LUCENT SHARES

At December 31, 2012, 4,641 Alcatel Lucent shares, held by a total of 17 shareholders in registered form, both directly and through an administered account, were the subject of a pledge.

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

  10

10

STOCK EXCHANGE AND SHAREHOLDING

10.6 OTHER INFORMATION ON THE SHARE CAPITAL

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

INFORMATION ON THE SHARE CAPITAL OF ANY MEMBER OF THE GROUP WHICH IS UNDER OPTION OR IS SUBJECT TO A CONDITIONAL OR UNCONDITIONAL AGREEMENT

In the context of the senior secured credit facilities we entered into in January 2013 (see Section 6.6 “Liquidity and Capital Resources,” above), Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and certain guarantors under the facilities granted the lenders a pledge over the equity interests they hold in most of their subsidiaries as security for the repayment of outstanding amounts under the facilities. Therefore, if an event of default were to occur under the facilities, the lenders would have the option, among other things, of enforcing such pledges.

10.7   TREND OF DIVIDEND PER SHARE OVER 5 YEARS

No dividends have been distributed in the five previous fiscal years.

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

At its meeting of February 6, 2013 our Board of Directors has recommended not to pay a dividend for fiscal year 2012.

10.8   GENERAL SHAREHOLDERS’ MEETING

The most recent Shareholders’ Meeting was held on June 8, 2012, the date for which it was initially convened, and was chaired by Mr. Philippe Camus.

Shareholders present (or voting by mail) or represented by proxy had in the aggregate a total of 792 million shares, which represented a quorum of 34.94%.

EVOLUTION OF THE PERCENTAGE OF PARTICIPATION OF THE SHAREHOLDERS OVER FIVE YEARS

STOCK EXCHANGE AND SHAREHOLDING

10.8 GENERAL SHAREHOLDERS’ MEETING

METHOD OF PARTICIPATION AT THE 2012 SHAREHOLDERS’ MEETING

The table and the chart below reflect the breakdown of the participants according to the method of participation used by the shareholder.

Shareholders can participate in Shareholders’ Meetings in the following ways:

—	physically attend or be represented at the Meeting;

—	vote by mail ; or

—	by proxy granted to the Chairman.

Method of participation	Number of Shareholders	Number of shares	% at the Meeting
Shareholders present	471	153,906,347	19.41%
Shareholders who were represented	9	7,974,133	1.01%
Proxy to the Chairman	3,851	16,773,247	2.12%
Votes by mail	1,991	613,885,262	77.46%
Total	6,322	792,538,989	100.00%

EVOLUTION OF THE METHOD OF PARTICIPATION OF THE SHAREHOLDERS OVER 5 YEARS (1)

(1)	Based on the number of shares held by the shareholders participating in the Meeting.

All of the resolutions that were presented at the Shareholders’ Meeting of June 8, 2012 were adopted. Voting results were published on line on our Internet site.

  10

10

STOCK EXCHANGE AND SHAREHOLDING

10.8 GENERAL SHAREHOLDERS’ MEETING

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under these criteria, we concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

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

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.2 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

11.2    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Alcatel-Lucent (and subsidiaries),

We have audited Alcatel-Lucent and its subsidiaries’ (the “Group”) internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of the Group and our report dated March 11, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the change in presentation of amounts received or paid to settle derivative contracts associated with inter-unit loans and borrowings in the consolidated statement of cash flows.

Neuilly-sur-Seine and Paris-La Défense, March 11, 2013

DELOITTE & ASSOCIES	ERNST & YOUNG et Autres
Jean-François Ginies

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.3 STATUTORY AUDITORS

11.3    STATUTORY AUDITORS

Our Statutory Auditors and Alternate Auditors who report on our parent company and consolidated accounts are:

	Appointment (1)	Most recent renewals (1)	Expiration of mandate
Statutory Auditors
Deloitte & Associés, represented by Mr. Jean-Pierre Agazzi 185, avenue Charles de Gaulle 92524 Neuilly-sur-Seine Cedex	06/18/1998	06/08/2012	12/31/2017
Ernst & Young et Autres, represented by Mr. Jean-François Ginies Tour First, 1-2, place des Saisons 92400 Courbevoie-Paris La Défense 1	06/23/1994	06/08/2012	12/31/2017
Alternate Auditors
BEAS 195, avenue Charles de Gaulle 92200 Neuilly sur Seine	09/07/2006	06/08/2012	12/31/2017
Auditex 1-2, place des Saisons 92400 Courbevoie-Paris La Défense 1	09/07/2006	06/08/2012	12/31/2017

(1)	Date of the Annual Shareholders’ Meeting.

Change in Statutory Auditors

Not applicable.

11.4    STATUTORY AUDITORS’ FEES

Fees of our Statutory Auditors and their international networks in 2011 and in 2012:

	Deloitte & Associés (Deloitte Touche Tohmastu network)				Ernst & Young (Ernst & Young network)
(in thousands of euros, except percentages)	2011		2012		2011		2012
1. Audit
Audit fees (statutory audit, audit of consolidated financial statements and certification)	7,297	74%	7,519	91%	8,233	76%	7,143	86%
Issuer	2,695	27%	2,320	28%	2,695	25%	2,320	28%
Consolidated entities	4,602	47%	5,199	63%	5,538	51%	4,823	58%
Audit-related fees	2,169	22%	604	7%	2,335	22%	935	11%
Issuer	1,742	18%	304	4%	2,004	18%	768	9%
Consolidated entities	427	4%	301	4%	331	3%	167	2%
SUB-TOTAL	9,466	96%	8,123	99%	10,568	97%	8,078	98%
2. Other services (not audit-related)
Legal and tax services	80	1%	62	1%	134	1%	40	0%
Other services	311	3%	56	1%	146	1%	149	2%
SUB-TOTAL	391	4%	118	1%	280	3%	189	2%
TOTAL	9,857	100%	8,242	100%	10,848	100%	8,267	100%

The table above provides the fees of Alcatel Lucent’s independent auditors and their international networks for the consolidated entities of the Group relating to the periods 2011 and 2012.

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

   11

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.4 STATUTORY AUDITORS’ FEES

In accordance with U.S. regulatory requirements around external auditors’ independence, the Audit and Finance Committee has put in place since 2003 a policy regarding pre- approval of audit and permissible non-audit services provided by our independent auditors. Our independent auditors may only be engaged to provide such services after having received confirmation that these services are included in the list of pre-approved services by the Audit and Finance Committee. Non-prohibited services which are however not included in the pre-approved services must be specifically approved by the Audit and Finance Committee.

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

11.6    CODE OF ETHICS

On February 4, 2004, our Board of Directors adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Corporate Controller. On May 24, 2012, we made some non-substantive changes to the Code of Ethics to reflect changes made to some of the terms used in relevant legislation or documents referred to in this Code of Ethics since the initial adoption by our Board of Directors in 2004 (see Section 8.5, “Alcatel Lucent Code of Conduct”). A copy of our Code of Ethics for Senior Financial Officers has been posted on our website, www.alcatel-lucent.com. This Code of Ethics is in addition to our Alcatel Lucent Code of Conduct, which also applies to our senior financial officers.

11.7    FINANCIAL STATEMENTS

The following consolidated financial statements of Alcatel Lucent, together with the report of Deloitte & Associés and Ernst & Young et Autres for the years ended December 31, 2012, 2011 and 2010 are filed as part of this annual report.

All schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.8 EXHIBITS

11.8    EXHIBITS

1.1	Statuts (Articles of Association and By-Laws) of Alcatel-Lucent (English translation), dated December 31, 2012.
2.1	Form of Second Amended and Restated Deposit Agreement, among Alcatel-Lucent, JPMorgan Chase Bank N.A., as Depositary, and the holders from time to time of the ADSs issued thereunder, including the form of ADR (incorporated by reference to Exhibit (a) to Alcatel-Lucent’s Registration Statement on Form F-6 filed January 4, 2013). (File No. 333-185880).
4.	Agreement and Plan of Merger, dated April 2, 2006, among Lucent Technologies Inc., Alcatel and Aura Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Lucent’s Form 8-K filed November 20, 2006).
4.5	Credit and Guaranty Agreement, dated January 30, 2013, by and among Alcatel-Lucent USA Inc., as borrower, Alcatel-Lucent Holdings Inc., as holdings and a guarantor, Alcatel Lucent as parent and a guarantor, and Credit Suisse AG; Goldman Sachs Bank USA; Citicorp North America, Inc.; and Deutche Bank Trust Company Americas. (Pursuant to Rule 24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.)
8.	List of subsidiaries (see Note 38 to our consolidated financial statements included elsewhere herein).
10.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Associés.
10.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young et Autres.
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
15.1	Subordinated Guaranty dated March 27, 2007 executed by Lucent Technologies Inc. in favor of the holders of Alcatel’s 6.375% Notes due 2014 and the Agent therefore (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2006 filed April 6, 2007).

11.9    CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

FORM 20-F	2012 ANNUAL REPORT ON 20-F
Item 1: Identity of Directors, Senior Management and Advisers	N/A
Item 2: Offer Statistics and Expected Timetable	N/A
Item 3: Key Information
A. Selected financial data	Chapter 1 Selected financial data
B. Capitalization and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	Chapter 3 Risk factors
Item 4: Information On The Company
A. History and development of the Company	Chapter 4 Information about the Group
B. Business overview	Chapter 2 Activity overview, Chapter 5 Description of the Group’s activities and Chapter 6 Operating and financial review and prospects, Sections 6.1 through 6.5
C. Organizational structure	Section 4.3 Structure of the main consolidated companies as of December 31, 2012
D. Property, plants and equipment	Section 4.4 Real estate and equipment
Item 4A: Unresolved Staff Comments	N/A
Item 5: Operating and Financial Review and Prospects
A. Operating results (significant factors materially affecting the Company’s income from operations)	Chapter 6 Operating and financial review and prospects: Introduction and Sections 6.2 through 6.5
B. Liquidity and capital resources	Section 6.6 Liquidity and capital resources
C. Research and development, patents and licenses, etc.	Section 6.11 Research and development – expenditures; headings “Research and Development costs” of Section 6.2 and Section 6.4
D. Trend information	Section 6.1 Overview of 2012 and Section 6.8 Outlook
E. Off-Balance sheet arrangements	Section 6.7 Contractual obligations and off-balance sheet contingent commitments
F. Tabular disclosure of contractual obligations	Subsection “Contractual obligations” of Section 6.7 Contractual obligations and off-balance sheet contingent commitments
G. Safe harbor
Item 6: Directors, Senior Management and Employees
A. Directors and senior management	Section 7.1 Chairman’s corporate governance report

   11

11

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.9 CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

B. Compensation	Section 7.1 Chairman’s corporate governance report Section 7.2 Compensation and long-term incentives Section 7.3 Regulated agreements
C. Board practices	Section 7.1 Chairman’s corporate governance report Section 7.4 Alcatel Lucent Code of Conduct Section 11.6 Code of ethics

1. Date of expiration of the current term of office and the period during which the person has served it that office	Section 7.1.2 Management bodies of the Company
2. Directors’ service contracts with the Company or any of its subsidiaries	Section 7.2 Compensation and long-term incentives Section 7.3 Regulated agreements
3. Company’s audit committee and remuneration committee	Section 7.1.4 Powers and activity of the Board of Directors’ Committees
D. Employees	Section 8.2 Human resources
E. Share ownership (with respect to the persons listed in Item 6.B.2)
1. Disclosure on an individual basis of the number of shares and percent of shares outstanding of that class, and their
voting rights; options granted to these persons on the
Company’s shares (title and amount of securities called for by the options, exercise price, purchase price if any,
expiration date of the options)	Section 7.1.2 Management bodies of the Company Section 7.2 Compensation and long-term incentives Section 10.5 Employees’ and management’s shareholding
2. Any arrangements for involving the employees in the capital of the Company, including any arrangement that involves the issue or grant of options or shares or securities of the Company	Section 7.2 Compensation and long-term incentives
Item 7: Major Shareholders and Related Party Transactions Employees
A. Major shareholders	Section 10.3 Shareholder profile Section 10.4 Breakdown of capital and voting rights Section 10.6 Other information on the share capital
B. Related party transactions	Section 7.3 Regulated agreements
C. Interests of experts and counsel	N/A
Item 8: Financial Information
A. Consolidated statements and other financial information	Section 1.1 Condensed consolidated income statement and statement of financial position data, Chapter 12 Consolidated financial statements of Alcatel-Lucent and its subsidiaries at December 31, 2012, Section 6.10 Legal matters and Section 10.7 Trend of dividend per share over 5 years
B. Significant changes since the date of the annual financial statements	N/A
Item 9: The Offer and Listing
A. Offer and listing details	Section 10.1 Listing and Section 10.2 Trading over the last 5 years
B. Plan of distribution	N/A
C. Markets	Section 10.1 Listing
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A
Item 10: Additional Information
A. Share capital	Chapter 9 Information concerning our Company and our capital and Section 7.2 Compensation and long-term incentives
B. Memorandum and articles of association	Section 7.1.3 Powers and activity of the Board of Directors, Section 9.1 Legal information, Section 9.2 Specific provisions of the by-laws and of law, Subsection “Ownership of shares by non-French persons” of Section 9.9 American Depositary Shares, taxation and certain other matters and Section 10.8 General shareholders’ meeting
C. Material contracts	Section 4.5 Material contracts
D. Exchange controls	Subsection “Exchange Controls” of Section 9.9 American Depositary Shares, taxation and certain other matters
E. Taxation	Subsection “Taxation” of Section 9.9 American Depositary Shares, taxation and certain other matters
F. Dividends and paying agents	N/A
G. Statement by experts	N/A
H. Documents on display	Section 9.10 Documents on display
I. Subsidiary information	No information in this regard
Item 11: Quantitative and Qualitative Disclosures About Market Risk	Section 6.9 Qualitative and quantitative disclosures about market risks
Item 12: Description of Securities Other than Equity Securities
D. American Depositary Shares	Subsection “Description of the ADSs” of Section 9.9 American Depositary Shares, taxation and certain other matters

CONTROLS AND PROCEDURES, STATUTORY AUDITORS’ FEES AND OTHER MATTERS

11.9 CROSS-REFERENCE TABLE BETWEEN FORM 20-F AND THIS DOCUMENT

Item 13: Defaults, Dividends Arrearages and Delinquencies	N/A
Item 14: Market Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15: Controls and Procedures	Chapter 11 Controls and procedures, Statutory auditors’ fees and other matters
(a) Disclosure controls and procedures	Subsection “Disclosure controls and procedures” of Section 11.1 Controls and procedures
(b) Management’s annual report on internal control over financial reporting	Subsection “Management’s annual report on internal control over financial reporting” of Section 11.1 Controls and procedures
(c) Attestation report of the registered public accounting firm on management’s assessment of the issuer’s internal control over financial reporting.	Section 11.2 Report of independent registered public accounting firms
(d) Changes in internal control over financial reporting	Subsection “Management’s annual report on internal control over financial reporting” of Section 11.1 Controls and procedures
Item 16: Reserved	(Reserved)
Item 16A: Audit Committee Financial Expert	Section 11.5 Audit committee financial expert
Item 16B: Code of Ethics	Section 11.6 Code of ethics
Item 16C: Principal Accountant Fees and Services	Section 11.3 Statutory auditors Section 11.4 Statutory auditors’ fees
Item 16D: Exemptions from the Listing Standards for Audit Committee	N/A
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Section 9.7 Purchases of Alcatel Lucent shares by the Company
Item 16F: Change in Registrant’s Certifying Accountant	Section 11.3 Statutory auditors
Item 16G: Corporate Governance	Section 7.5 Major differences between our corporate governance practices and NYSE requirements
Item 16H: Mine Safety Disclosure	N/A
Item 17: Financial Statements	See Section 11.7 Financial statements
Item 18: Financial Statements	See Section 11.7 Financial statements
Item 19: Exhibits	Section 11.8 Exhibits

  11

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCATEL-LUCENT
By:	/s/ Paul Tufano
Name:	Paul Tufano
Title:	Chief Operating Officer and Chief Financial Officer

March 12, 2013

CONSOLIDATED FINANCIAL STATEMENTS

12    CONSOLIDATED FINANCIAL STATEMENTS OF ALCATEL-LUCENT AND ITS SUBSIDIARIES

   12

12

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors:

We have audited the accompanying consolidated statements of financial position of Alcatel-Lucent and subsidiaries (the “Group”) as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2012, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

As discussed in Note 4 b) to the consolidated financial statements, the Group has changed its presentation of the amounts received or paid to settle derivative contracts associated with inter-unit loans and borrowings in the consolidated statements of cash flows.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2013 expressed an unqualified opinion thereon.

s/ DELOITTE & ASSOCIES	s/ ERNST & YOUNG et Autres
Represented by
Jean-François Ginies

Neuilly-sur-Seine and Paris-La Défense, March 11, 2013

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(In millions except per share information)	Notes	2012 (1)		2012	2011	2010
Revenues	(5) & (6)	U.S.$	19,048	€14,446	€15,327	€15,658
Cost of sales (2)			(13,316)	(10,099)	(9,967)	(10,356)
Gross profit			5,732	4,347	5,360	5,302
Administrative and selling expenses (1)			(3,155)	(2,393)	(2,642)	(2,769)
Research and development expenses before capitalization of development expenses			(3,207)	(2,432)	(2,472)	(2,593)
Impact of capitalization of development expenses			(16)	(12)	5	(10)
Research and development costs (1)			(3,223)	(2,444)	(2,467)	(2,603)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)		(646)	(490)	251	(70)
Restructuring costs (2)	(29)		(646)	(490)	(203)	(371)
Litigations			3	2	4	(28)
Gain/(loss) on disposal of consolidated entities (3)			14	11	(2)	62
Impairment of assets	(7)		(1,179)	(894)	-	-
Post-retirement benefit plan amendments	(26)		269	204	67	30
Income (loss) from operating activities			(2,185)	(1,657)	117	(377)
Interest related to gross financial debt			(471)	(357)	(353)	(357)
Interest related to cash and marketable securities			103	78	59	53
Finance cost	(8)		(368)	(279)	(294)	(304)
Other financial income (loss)	(8)		457	347	359	356
Share in net income (losses) of equity affiliates			3	2	4	14
Income (loss) before income tax and discontinued operations			(2,093)	(1,587)	186	(311)
Income tax (expense) benefit	(9)		(698)	(530)	544	(14)
Income (loss) from continuing operations			(2,791)	(2,117)	730	(325)
Income (loss) from discontinued operations	(10)		878	666	414	33
Net Income (Loss)			(1,913)	(1,451)	1,144	(292)
Attributable to:
• Equity owners of the parent			(1,812)	(1,374)	1,095	(334)
• Non-controlling interests			(102)	(77)	49	42
Net income (loss) attributable to the equity owners of the parent per share (in euros and U.S.$)
• Basic earnings per share	(11)	U.S.$	(0.80)	€(0.61)	€0.48	€(0.15)
• Diluted earnings per share	(11)	U.S.$	(0.80)	€(0.61)	€0.42	€(0.15)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros and U.S.$)
• Basic earnings per share		U.S.$	(1.17)	€(0.89)	€0.30	€(0.16)
• Diluted earnings per share		U.S.$	(1.17)	€(0.89)	€0.28	€(0.16)
Net income (loss) of discontinued operations per share (in euros and U.S.$)
• Basic earnings per share		U.S.$	0.38	€0.29	€0.18	€0.01
• Diluted earnings per share		U.S.$	0.38	€0.29	€0.14	€0.01

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.3186 on December 31, 2012.

(2)	Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 24c.

(3)	2010 amounts are mainly related to the disposal of the Vacuum business (see Note 3).

   12

12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)	Notes	2012 (1)		2012	2011	2010
Net income (loss) for the year		U.S.$	(1,913)	€(1,451)	€1,144	€(292)
Items to be subsequently reclassified to Income Statement			(5)	(4)	265	233
Financial assets available for sale	(17)		21	16	(11)	(22)
Cumulative translation adjustments			(45)	(34)	283	262
Cash flow hedging	(30)		19	14	(7)	(12)
Tax on items recognized directly in equity	(9)		-	-	-	5
Items that will not be subsequently reclassified to Income Statement			(749)	(568)	(1,034)	(75)
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(26)		(754)	(572)	(1,133)	(70)
Tax on items recognized directly in equity	(9)		5	4	99	15
Other adjustments			-	-	-	(20)
Other comprehensive income (loss) for the year			(754)	(572)	(769)	158
Total comprehensive income (loss) for the year			(2,667)	(2,023)	375	(134)
Attributable to:
• Equity owners of the parent			(2,551)	(1,935)	276	(226)
• Non-controlling interests			(116)	(88)	99	92

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.3186 on December 31, 2012.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions) ASSETS	Notes	December 31, 2012 (1)		December 31, 2012	December 31, 2011	December 31, 2010
Non-current assets:
Goodwill	(12)	U.S.$	5,037	€3,820	€4,389	€4,370
Intangible assets, net	(13)		1,549	1,175	1,774	2,056
Goodwill and intangible assets, net			6,586	4,995	6,163	6,426
Property, plant and equipment, net	(14)		1,535	1,164	1,263	1,311
Investment in net assets of equity affiliates	(16)		20	15	12	9
Other non-current financial assets, net	(17)		429	325	521	400
Deferred tax assets	(9)		1,299	985	1,954	948
Prepaid pension costs	(26)		3,688	2,797	2,765	2,746
Other non-current assets	(22)		564	428	296	257
Total non-current assets			14,121	10,709	12,974	12,097
Current assets:
Inventories and work in progress, net	(19) & (20)		2,558	1,940	1,975	2,295
Trade receivables and other receivables, net	(19) & (21)		3,772	2,861	3,407	3,664
Advances and progress payments	(19)		71	54	66	75
Other current assets	(22)		968	734	977	885
Current income taxes			156	118	129	168
Marketable securities, net	(17) & (27)		2,015	1,528	939	649
Cash and cash equivalents	(18) & (27)		4,485	3,401	3,534	5,040
Current assets before assets held for sale			14,025	10,636	11,027	12,776
Assets held for sale and assets included in disposal groups held for sale	(10)		26	20	202	3
Total current assets			14,051	10,656	11,229	12,779
Total assets			28,172	21,365	24,203	24,876

   12

12

CONSOLIDATED FINANCIAL STATEMENTS

(In millions) EQUITY AND LIABILITIES	Notes	December 31, 2012 (1)		December 31, 2012	December 31, 2011	December 31, 2010
Equity:
Capital stock (€2 nominal value: 2,326,563,826 ordinary shares issued at December 31, 2012, 2,325,383,328 ordinary shares issued at December 31, 2011 and 2,318,385,548 ordinary shares issued at December 31, 2010)		U.S.$	6,135	€4,653	€4,651	€4,637
Additional paid-in capital			22,128	16,781	16,757	16,726
Less treasury stock at cost			(2,066)	(1,567)	(1,567)	(1,566)
Accumulated deficit, fair value and other reserves			(21,066)	(15,976)	(16,536)	(15,139)
Cumulative translation adjustments			(753)	(571)	(546)	(779)
Net income (loss) - attributable to the equity owners of the parent			(1,812)	(1,374)	1,095	(334)
Equity attributable to equity owners of the parent			2,566	1,946	3,854	3,545
Non-controlling interests	(24e)		982	745	747	660
Total equity	(24)		3,548	2,691	4,601	4,205
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(26)		7,028	5,330	5,706	5,090
Convertible bonds and other bonds, long-term	(25) & (27)		4,915	3,727	4,152	4,037
Other long-term debt	(27)		299	227	138	75
Deferred tax liabilities	(9)		1,172	889	1,017	1,126
Other non-current liabilities	(22)		234	177	211	259
Total non-current liabilities			13,647	10,350	11,224	10,587
Current liabilities:
Provisions	(29)		2,174	1,649	1,579	1,858
Current portion of long-term debt and short-term debt	(27)		1,130	857	329	1,266
Customers’ deposits and advances	(19) & (31)		947	718	590	803
Trade payables and other payables	(19)		4,917	3,729	3,892	4,325
Current income tax liabilities			191	145	131	137
Other current liabilities	(22)		1,591	1,206	1,729	1,695
Current liabilities before liabilities related to disposal groups held for sale			10,950	8,304	8,250	10,084
Liabilities related to disposal groups held for sale	(10)		26	20	128	-
Total current liabilities			10,976	8,324	8,378	10,084
Total Equity and Liabilities			28,172	21,365	24,203	24,876

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.3186 on December 31, 2012.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Notes	2012 (1)		2012	2011 (3)	2010 (3)
Cash flows from operating activities
Net income (loss) - attributable to the equity owners of the parent		U.S.$	(1,812)	€(1,374)	€1,095	€(334)
Non-controlling interests			(101)	(77)	49	42
Adjustments	(32)		1,912	1,450	(538)	567
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(32)		(1)	(1)	606	275
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(19)		(162)	(123)	175	(381)
Trade receivables and other receivables	(19)		716	543	384	155
Advances and progress payments	(19)		15	11	10	21
Trade payables and other payables	(19)		(237)	(180)	(480)	154
Customers’ deposits and advances	(19)		124	94	(289)	(11)
Other current assets and liabilities			(239)	(181)	(13)	(72)
Cash provided (used) by operating activities before interest and taxes			215	163	393	141
Interest received			95	72	57	47
Interest paid (2)			(363)	(275)	(310)	(304)
Taxes (paid)/received			(75)	(57)	(55)	(106)
Net cash provided (used) by operating activities			(128)	(97)	85	(222)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets			17	13	49	30
Capital expenditures	(13)&(14)		(767)	(582)	(558)	(673)
Of which impact of capitalization of development costs	(13)		(356)	(270)	(249)	(251)
Decrease (increase) in loans and other non-current financial assets			17	13	(10)	(27)
Cash expenditures for obtaining control of consolidated companies or equity affiliates	(32)		5	4	-	-
Cash proceeds from losing control of consolidated companies	(32)		(6)	(5)	(1)	93
Cash proceeds from sale of previously consolidated and non-consolidated companies			34	26	8	107
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities			(757)	(574)	(270)	1,392
Net cash provided (used) by investing activities			(1,457)	(1,105)	(782)	922
Cash flows from financing activities:
Issuance/(repayment) of short-term debt			(62)	(47)	2	340
Issuance of long-term debt			24	18	1	522
Repayment/repurchase of long-term debt			(167)	(127)	(874)	(384)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control			(16)	(12)	-	(4)
Net effect of exchange rate changes on inter-unit borrowings(3)			111	84	(66)	32
Capital increase (4)			162	123	15	-
Dividends paid			(49)	(37)	(83)	(4)
Net cash provided (used) by financing activities			3	2	(1,005)	502
Cash provided (used) by operating activities of discontinued operations	(10)		(117)	(89)	94	64
Cash provided (used) by investing activities of discontinued operations	(10)		1,481	1,123	(16)	(19)
Cash provided (used) by financing activities of discontinued operations	(10)		1	1	(80)	(46)
Net effect of exchange rate changes			30	23	207	262
Net Increase (Decrease) in cash and cash equivalents			(187)	(142)	(1,497)	1,463
Cash and cash equivalents at beginning of period / year			4,672	3,543	5,040	3,577
Cash and cash equivalents at end of period / year (5)			4,484	3,400	3,534	5,040
Cash and cash equivalents at end of period / year classified as assets held for sale			1	1	9	-
Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of period			4,485	3,401	3,543	5,040

(1)	Translation of amounts from euros into U.S. dollars has been made merely for the convenience of the reader at Noon Buying Rate of €1 = U.S. dollar 1.3186 on December 31, 2012.

(2)	See Note 4.

(4)	Of which €0 million and €15 million related to stock options exercised during 2012 and 2011 respectively (see Note 24c).

(5)	Includes €949 million of cash and cash equivalents held in countries subject to exchange control restrictions as of December 31, 2012 (€959 million as of December 31, 2011 and €1,044 million as of December 31, 2010). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

   12

12

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (4)	Capital stock	Additional paid-in capital	Accumulated deficit
Balance at January 1, 2010 after appropriation	2,259,740,424	4,636	16,689	(13,323)
Changes in equity for 2010
Total comprehensive income (loss) for 2010 (1)
Capital increases	324,730	1
Share-based payments			37
Treasury stock	117,975			(1)
Dividends
Other adjustments				(7)
Appropriation of 2010 net income (loss)				(334)
Balance at December 31, 2010 after appropriation	2,260,183,129	4,637	16,726	(13,665)
Changes in equity for 2011
Total comprehensive income (loss) for 2011 (1)
Capital increases	6,997,780	14	2
Share-based payments			29
Treasury stock	(17,525)
Dividends
Other adjustments				(11)
Appropriation				1,095
Balance at December 31, 2011 after appropriation	2,267,163,384	4,651	16,757	(12,581)
Changes in equity for 2012
Total comprehensive income (loss) for 2012 (1)
Capital increases (2)	1,180,498	2	(2)
Share-based payments			26
Treasury stock	39,722			1
Dividends
Other adjustments
Balance at December 31, 2012 before appropriation	2,268,383,604	4,653	16,781	(12,580)
Proposed appropriation (3)				(1,374)
Balance at December 31, 2012 after appropriation	2,268,383,604	4,653	16,781	(13,954)

(1)	See consolidated statements of comprehensive income.

(2)	1,180,498 shares issued related to performance shares (see Note 24).

(3)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on May 7, 2013 before being final.

(4)	See Note 24.

CONSOLIDATED FINANCIAL STATEMENTS

(In millions of euros and number of shares)	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non- controlling interests	TOTAL
Balance at January 1, 2010 after appropriation	(1,719)	(1,567)	(976)	-	3,740	569	4,309
Changes in equity for 2010
Total comprehensive income (loss) for 2010 (1)	(89)	-	197	(334)	(226)	92	(134)
Capital increases					1		1
Share-based payments					37		37
Treasury stock		1			-		-
Dividends					-	(4)	(4)
Other adjustments					(7)	3	(4)
Appropriation of 2010 net income (loss)				334	-
Balance at December 31, 2010 after appropriation	(1,808)	(1,566)	(779)	-	3,545	660	4,205
Changes in equity for 2011
Total comprehensive income (loss) for 2011 (1)	(1,052)		233	1,095	276	99	375
Capital increases					16		16
Share-based payments					29		29
Treasury stock		(1)			(1)		(1)
Dividends					-	(17)	(17)
Other adjustments					(11)	5	(6)
Appropriation				(1,095)
Balance at December 31, 2011 after appropriation	(2,860)	(1,567)	(546)	-	3,854	747	4,601
Changes in equity for 2012
Total comprehensive income (loss) for 2012 (1)	(536)		(25)	(1,374)	(1,935)	(88)	(2,023)
Capital increases (2)					-	122	122
Share-based payments					26		26
Treasury stock					1		1
Dividends					-	(36)	(36)
Other adjustments					-		-
Balance at December 31, 2012 before appropriation	(3,396)	(1,567)	(571)	(1,374)	1,946	745	2,691
Proposed appropriation (3)				1,374
Balance at December 31, 2012 after appropriation	(3,396)	(1,567)	(571)	-	1,946	745	2,691

(1)	See consolidated statements of comprehensive income.

(2)	1,180,498 shares issued related to performance shares (see Note 24).

(3)	The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting to be held on May 7, 2013 before being final.

   12

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

On February 6, 2013, Alcatel-Lucent’s Board of Directors authorized for issuance these consolidated financial statements at December 31, 2012. The consolidated financial statements will be final once approved at the Annual Shareholders’ Meeting to be held on May 7, 2013.

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

As of December 31, 2012, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

—

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

—

Amendment to IAS 12 “Deferred Tax: Recovery of Underlying Assets” (issued December 2010). This amendment is only mandatory beginning January 1, 2013 in the EU and relates to measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 “Investment Property”. This amendment has no impact on Alcatel-Lucent’s financial statements; and

—

Amendment to IFRS 1 “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters” (issued December 2010). This amendment is only mandatory beginning January 1, 2013 in the EU and has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of January 1, 2012, and that the Group has adopted

—	Amendments to IFRS 7 “Disclosures – Transfers of Financial Assets” (issued October 2010).

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of July 1, 2012, and that the Group has adopted

—

Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” (issued June 2011). The Group applied these amendments early and all effects from the application are reflected in the Group’s consolidated financial statements for the year ended December 31, 2011.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed but are not yet mandatory

—	IFRS 10 “Consolidated Financial Statements” (issued May 2011);

—	IAS 27 “Separate Financial Statements” (issued May 2011). IFRS 10 and IAS 27 supersede IAS 27 “Consolidated and Separate Financial Statements” (as amended in 2008);

   12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

—	IFRS 11 “Joint Arrangements” (issued May 2011);

—	IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011). This IAS supersedes IAS 28 “Investments in Associates” (as revised in 2003);

—	IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011);

—	IFRS 13 “Fair Value Measurement” (issued May 2011);

—	IAS 19 “Employee Benefits” (revised and issued June 2011);

—	IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine” (issued October 2011);

—	Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

—	Amendments to IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” (issued December 2011).

Published IASB financial reporting standards, amendments and interpretations that are not yet mandatory and that the EU has not yet endorsed

The IASB published the following standards and amendments prior to December 31, 2012 that are not mandatory:

—	IFRS 9 “Financial Instruments: Classification and Measurement of Financial Assets” (issued November 2009);

—	IFRS 9 “Financial Instruments: Classification and Measurement of Financial Liabilities” (issued October 2010);

—	Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011);

—	Amendments to IFRS 1 “Government Loans” (issued March 2012);

—	Annual Improvements to IFRSs (2009 – 2011) (issued May 2012);

—	Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012); and

—	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) (issued October 2012).

From the penultimate list above, we describe below those new or revised accounting standards that may potentially impact our financial statements when they become mandatory in the EU.

IFRS 10 “Consolidated Financial Statements”

Based on our review of this new standard, we have not identified any material impacts regarding its future application. We will apply this standard early starting January 1, 2013.

IFRS 11 “Joint Arrangements”

Alda Marine and AMIRIB (Alda Marine Ile de Ré – Ile de Bréhat) are the only entities that Alcatel-Lucent consolidates using proportionate consolidation. Alcatel-Lucent owns 51% of Alda Marine and has a 69% indirect interest in AMIRIB through Alcatel-Lucent Submarine Networks France. Alda Marine owns the remaining 31% of AMIRIB. Alda Marine and AMIRIB are jointly controlled (as defined by IAS 31 – Interests in Joint Ventures) with Louis Dreyfus Armateurs, which holds the remaining shares in Alda Marine. Under IFRS 11, joint arrangements are to be accounted for either as a joint operation or as a joint venture. Alda Marine and AMIRIB are each viewed as joint ventures under IAS 31 and therefore these entities will be accounted for under the equity method from January 1, 2013 onwards, because joint ventures can no longer be consolidated using the proportionate method. If we had accounted for these entities under the equity method as of December 31, 2012, it would have resulted in (i) a negative impact of €5 million on income from operating activities, (ii) a decrease in net financial debt of €21 million, and (iii) a decrease in property, plant and equipment of €30 million.

Based on our review of IFRS 11, we have not identified any other impacts regarding its future application. We will apply this standard early starting January 1, 2013.

IAS 19 - Employee Benefits

On June 16, 2011, the IASB issued a revised IAS 19 “Employee Benefits” that is mandatory for annual periods beginning on or after January 1, 2013. Even if earlier application is permitted, Alcatel-Lucent does not intend to apply the revised standard early. For Alcatel-Lucent, this revised standard mainly impacts the financial component of pension and post-retirement benefit costs recognized in the “Other financial income (loss)” caption in the consolidated income statements. Currently, this financial component is determined as the net of the interest cost on the defined benefit obligation (based on the discount rate applied) and the expected income on plan assets (based on the expected rate of return on plan assets). In addition, the financial component for Alcatel-Lucent’s United States plans is updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets is reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component will be called “net interest on the net defined benefit liability (asset)” and will be measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling; each of these interest amounts being computed using the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

The following table compares the historical expected rates of return on plan assets used to determine the expected returns on plan assets based on the current standard, and the rates that would have been used, had the revised standard been applied. It also shows the actual rates of return on plan assets. The actual return on plan assets is based on our main pension plans (U.S., France, Germany, United Kingdom, the Netherlands and Belgium) that represent 99.6% of Alcatel-Lucent’s plan asset fair values. For comparison purposes, all weighted average rates shown below are based on opening plan asset fair values.

	Discount rate (revised IAS 19)	Expected rate of return on plan assets (current IAS 19)	Actual rate of return on plan assets
2008	6.09%	7.07%	(7.94)%
2009	6.12%	6.69%	10.93%
2010	5.44%	6.55%	11.64%
2011	4.88%	6.37%	10.94%
2012	3.88%	6.05%	10.75%
5-year average	5.28%	6.55%	7.27%

The application of this revised standard would have had a negative impact on “Other financial income (loss)” in our consolidated income statements (and therefore on income (loss) before income tax and discontinued operations) of approximately €(484) million in 2010, €(518) million in 2011 and €(744) million in 2012. This negative impact, however, would have been offset by an identical positive impact in the consolidated statements of comprehensive income. This revised standard, therefore, would have no impact on either income (loss) from operating activities or on Total equity. It would also have no impact on funding requirements.

Due to more precise guidance regarding the use of mortality tables, as required by IAS 19 revised paragraph 82, we changed the mortality table used for U.S. plans starting December 31, 2011.

Definition and accounting of the costs of managing the assets and the other administrative costs are still under review.

We have not identified any other material impacts regarding the future application of this revised standard, were we to have applied it starting January 1, 2013.

a/ Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRSs under the historical cost convention, with the exception of certain categories of assets and liabilities. The categories concerned are detailed in the following notes.

b/ Consolidation methods and changes in ownership interests

Companies over which the Group has control are fully consolidated.

Companies over which the Group has joint control are accounted for using proportionate consolidation, in accordance with IAS 31 “Interests in Joint Ventures”.

In accordance with IAS 28 “Investments in Associates”, companies over which the Group has significant influence (investments in “associates” or equity affiliates) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is 20% or more.

In accordance with SIC 12 “Consolidation - Special Purpose Entities”, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Any changes in Alcatel-Lucent’s ownership interest in a subsidiary that do not result in loss of control are accounted for within equity. When Alcatel-Lucent loses control of a subsidiary, the assets and liabilities and related equity components of the former subsidiary are derecognized. Any gain or loss is recognized in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost.

c/ Business combinations

Business combinations are accounted for in accordance with the purchase method required by IFRS 3. Once control is obtained over a target, its assets and liabilities are measured at their fair value at the acquisition date in accordance with IFRS requirements. Any difference between the fair value and the carrying value of the target’s assets and liabilities is accounted for in the respective underlying asset or liability, and is apportioned between the controlling party’s interest and any non-controlling interests. Under IFRS 3 (revised), when control over the target is obtained, the non-controlling interest may be valued either at fair value or at its share of the target’s identifiable net assets. The Group has not yet measured any non-controlling interests in a target in which the Group acquired control at fair value, because all business combinations recorded to date occurred before the

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

effective date of January 1, 2010 for IFRS 3 (revised). Under the previous version of IFRS 3, non-controlling interests were always valued at their proportion of the net fair values of the identifiable net assets of the target. Accordingly, the Group has measured all non-controlling interests at their share of a target’s identifiable net assets. Any excess between cost of the business combination and the Group’s interest in the fair value of the net assets acquired is recognized as goodwill (see intangible and tangible assets).

If the initial accounting for a business combination cannot be completed before the end of the annual period in which the business combination is effected, the initial accounting must be completed within twelve months from the acquisition date. Transaction costs attributable to the acquisition are expensed as incurred, except for the costs of issuing debt or equity instruments in connection with the business combination, which are included in the carrying value of the instrument.

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

Foreign currency denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a subsidiary whose functional currency is not the euro are reported as translation adjustments in equity under the caption “Cumulative translation adjustments” until the disposal of the investment.

f/ Research and development expenses and capitalized development costs

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

These development costs are amortized over the estimated useful lives of the projects or the products they are incorporated within. The amortization of capitalized development costs begins as soon as the related product is released.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

In accordance with IAS 36 “Impairment of Assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal. Intangible assets with indefinite useful lives (such as trade names) are tested for impairment, at least annually.

If the recoverable value is lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for property, plant and equipment or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but not exceeding the loss initially recorded).

Goodwill

The goodwill arising from a business combination is equal to the difference between the sum of the consideration paid, the value of any non-controlling interest that remains outstanding after the business combination and, where applicable, the acquisition-date fair value of the acquirer’s previously-held equity interest in the target, minus the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed. This goodwill is recognized in assets in the Consolidated Statement of Financial Position.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Goodwill is tested for impairment at least annually, during the fourth quarter of the year. The impairment test methodology is based on a comparison between the recoverable amounts of each of the Group’s Product Divisions (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) and the Group Product Division’s net asset carrying values (including goodwill). Within Alcatel-Lucent’s reporting structure, Product Divisions are one level below the three operating segments (Networks, Software, Services and Solutions and Services). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value.

An additional impairment test is also performed when events indicating a potential decrease of the recoverable value of a Product Division occur (see Note 2c). Goodwill impairment losses cannot be reversed.

Equity affiliate goodwill is included with the related investment in “share in net assets of equity affiliates”. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates. The impairment loss is calculated according to IAS 36 requirements.

When the reporting structure is reorganized in a way that changes the composition of one or more Product Divisions to which goodwill was allocated, a new impairment test is performed on the goodwill for which the underlying Product Divisions have changed. Such reallocations were made on January 1, 2013, July 20, 2011 and January 1, 2010 using a relative value approach similar to the one used when an entity disposes of an operation within a Product Division.

Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance. They are recorded at cost less accumulated amortization and any accumulated impairment losses. They are recognized if, and only if, it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group, and the cost of the asset can be measured reliably.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

h/ Inventories and work in progress

In accordance with IAS 2 “Inventories”, inventories and work in progress are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is assigned by using the weighted average cost formula, or the first-in, first-out (“FIFO”) cost formula.

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

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, the recognition criteria for accounting for a restructuring reserve are (i) the company has an obligation towards a third party at the balance sheet date, (ii) it is probable (more likely than not) that a liability (future outflow to settle the obligation) has been incurred, and (iii) this liability can be reasonably estimated.

To meet such criteria when reserving for restructuring actions, we consider that the appropriate level of management has to approve the restructuring plan and has to announce it by the date of the statement of financial position, specifically identifying the restructuring actions to be taken (for example, the number of employees concerned, their job classifications or functions and their locations). Before the statement of financial position date, detailed conditions of the plan have to be communicated to employees, in such a manner as to allow an employee to estimate reasonably the type and amount of benefits he/she will receive. Also, the related restructuring actions that are required to be completed must be estimated to be achievable in a relatively short (generally less than 1 year) timeframe without likelihood of change.

Restructuring costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, costs linked to the closure of facilities or the discontinuance of product lines and any costs arising from plans that materially change the scope of the business undertaken by the Group or the manner in which such business is conducted.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

l/ Taxes

Current income tax

Current income tax assets and liabilities for the current period are established based upon the amount expected to be recovered from or paid to the taxation authorities and reflected in the statement of financial position. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the Group’s tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred taxes

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

To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:

—	existence of deferred tax liabilities that are expected to generate taxable income, or limit tax deductions upon reversal;

—	forecasts of future tax results;

—	the impact of non-recurring costs included in income or loss in recent years that are not expected to be repeated in the future;

—	historical data concerning recent years’ tax results; and

—	if required, tax planning strategy, such as the planned disposal whose values are higher than their book values.

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

If the potential benefits of the acquiree’s income tax loss carry-forwards or other deferred tax assets do not satisfy the criteria in IFRS 3 (revised) for separate recognition when a business combination is initially accounted for, but are subsequently realized, the acquirer will recognize the resulting deferred tax income in profit or loss. If any deferred tax assets related to the business combination with Lucent are recognized in future financial statements of the combined company, the impact will be accounted for in the income statement (for the tax losses not yet recognized related to both historical Alcatel and Lucent entities).

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

arrangements, construction contracts and contracts including software. Judgment is also needed in assessing the ability to collect the corresponding receivables.

The majority of revenues from the sale of goods and equipment are recognized under IAS 18 “Revenues” when persuasive evidence of an arrangement with the customer exists, delivery has occurred, the significant risks and rewards of ownership of a product have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements in which the customer specifies formal substantive acceptance of the goods, equipment, services or software, revenue is deferred until all the acceptance criteria have been met.

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

The remaining revenues are recognized from construction contracts under IAS 11 “Construction Contracts”. Construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and network build-outs with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in cost of sales. If uncertainty exists regarding customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Construction contract costs are recognized as incurred when the outcome of a construction contract cannot be estimated reliably. In this situation, revenues are recognized only to the extent of the costs incurred that are probable of recovery. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Changes in provisions for penalties for delayed delivery or poor contract execution are reported in revenues and not in cost of sales.

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

n/ Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments

Alcatel-Lucent has considered relevant to the understanding of the Group’s financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

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

“Income (loss) from operating activities” includes gross profit, administrative and selling expenses and research and development costs (see Note 1f) and, in particular, pension costs (except for the financial component, see Note 1j), employee profit sharing, valuation allowances on receivables (including the two categories of vendor financing as described in Note 1r) and capital gains (losses) from the disposal of intangible assets and property, plant and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

“Income (loss) from operating activities” is calculated before “Finance cost” and “Other financial income (loss)”, which includes the financial component of retirement expenses, financing costs and capital gains (losses) from disposal of financial assets (shares in a non-consolidated company or company consolidated under the equity method and other non-current financial assets, net), and before share in net income (losses) of equity affiliates, income tax (expense) benefit and income (loss) from discontinued operations.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

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

Loans, receivables and borrowings

After initial measurement, loans, receivables and borrowings are measured at amortized cost using the Effective Interest Rate method (EIR), less impairment, if any. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the transaction. Amortization, calculated using the EIR, is included in finance costs in the income statement. The impairment of loans and receivables, which is represented by the difference between net carrying amount and recoverable value, is recognized in the income statement and can be reversed if recoverable value rises in the future.

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

Held-to-maturity investments

The Group did not have any held-to-maturity investments during the years ended December 31, 2012, 2011 and 2010.

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

In the case of trade receivables, a transfer without recourse in case of payment default by the debtor is regarded as a transfer of substantially all risks and rewards of ownership, thus making such receivables eligible for derecognition under IAS 39 “Financial Instruments: Recognition and Measurement”, on the basis that risk of late payment is considered marginal. A more restrictive

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

interpretation of the concept of “substantial transfer of risks and rewards” could put into question the accounting treatment that has been adopted. The amount of receivables sold without recourse is given in Note 28.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position, if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

An analysis of fair values of financial instruments and further details as to how they are measured is provided in Note 30.

The amendment to IFRS 7 “Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value and requires classifying the fair value measures into three levels. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

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

Bank overdrafts are considered as financing liabilities and are excluded from cash and cash equivalents.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

The Group did not have any derivatives qualified as hedges of a net investment in a foreign operation during the years ended December 31, 2012, 2011 and 2010.

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

See Note 30 for more details.

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

Refer to Note 30 for more details.

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

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

All options issued after November 7, 2002 and not fully vested at January 1, 2005 and those issued after January 1, 2005 are accounted for according to IFRS 2.

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

t/ Assets held for sale and discontinued operations

IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations”, sets out the accounting treatment applicable to assets held for sale and presentation and disclosure requirements for discontinued operations.

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

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

NOTE 2    PRINCIPAL UNCERTAINTIES REGARDING THE USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remain particularly high as of December 31, 2012. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Valuation allowance for inventories and work in progress on construction contracts	(449)	(455)	(436)

	2012	2011	2010
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(171)	(169)	(113)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables are recorded in cost of sales, or in a specific caption in the income statement relating to the impairment of assets, if such losses correspond to the criteria for separate recognition as specified in Note 1n.

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Accumulated impairment losses on customer receivables	(120)	(123)	(153)
	2012	2011	2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(5)	3	(14)

c/ Capitalized development costs, other intangible assets and goodwill

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired) and subsequently partially amortized or impaired, mostly as a result of impairment tests in 2007, 2008 and 2012 (see below). The remaining outstanding net amounts as of December 31, 2012 are €2,224 million of goodwill and €640 million of intangible assets.

Capitalized development costs

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Capitalized development costs, net	421	560	569
	2012	2011	2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(122)	(11)	(3)

The criteria for capitalizing development costs are set out in Note 1f. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offering for GSM and CDMA technologies (both in our wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted. Capitalized development costs were subject to impairment losses of €122 million in 2012. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

Impairment losses of €11 million and €3 million were recorded in 2011 and 2010 respectively.

Other intangible assets

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Other intangible assets, net	754	1,214	1,487
	2012	2011	2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(191)	(4)	(6)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned. Changes in 2012 in the CDMA

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

market conditions, where LTE technology is replacing the CDMA technology faster than predicted with corresponding impacts in the cash flows initially estimated, led to a review of other intangible assets.

As a result of this impairment test, an impairment loss on other intangible assets of €191 million was accounted for in 2012.

These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006, these two assets being fully amortized or impaired as of December 31, 2012.

Impairment losses of €4 million and €6 million were recorded in 2011 and 2010 respectively.

Goodwill

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Goodwill, net	3,820	4,389	4,370
	2012	2011	2010
Impact of impairment losses in income (loss) before income tax and discontinued operations	(522)	-	-

Goodwill, net is allocated, where applicable, to groups of Cash Generating Units that are equivalent to a Product Division. As described in Note 1g, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of Cash Generating Units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

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

The discount rates used for the annual impairment tests are based on the Group’s weighted average cost of capital (WACC) of 11%, 10% and 10% in 2012, 2011 and 2010 respectively. The discount rates used are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

IAS 36, section 96 stipulates: “The annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the figures of the budget for the next year are not known in the second quarter but are only determined in the fourth quarter, management considered it would be more efficient and relevant, beginning in 2012, to perform the annual impairment test in the fourth quarter instead of in the second quarter.

As indicated in Note 1g, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as the Group has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Additional impairment tests in 2012

Due to the existence of triggering events arising in the second quarter of 2012, we performed additional impairment tests as of June 30, 2012. The results of these tests indicated that no impairment losses had been incurred (see Notes 2c and 12 of the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2012).

2012 Annual impairment test performed in Q4 2012

In accordance with our accounting policy (see Note 1g), we tested all Product Divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, the competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing “WDM” ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012, to reduce the carrying values of certain Product Divisions to recoverable value. Of the €522 million, €503 million was recorded in the Networks operating segment (of which, in the various Product Divisions, €431 million was recorded in the Optics Product Division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions Product Division and €8 million in the Networks Built Division).

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. Such recoverable values only incorporate certain future benefits that we expect from the Performance Program, as detailed in Note 2k. The key assumptions used include, among other things, the following elements:

—	discount rate of 11%;

—	perpetual growth rates ranging from 0% to 2.5%; and

—	the Performance Program launched in 2012 that aims to achieve cost savings of €1,250 million by the end of 2013 (refer to Note 2k).

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 recoverable value of all groups of Cash Generating Units that include goodwill and intangible assets by €367 million and €405 million, respectively. An increase of 0.5% in the discount rate would have led to an additional goodwill impairment loss of €60 million as of December 31, 2012.

In arriving at the recoverable value for the Optics Product Division, the following key assumptions were used:

—	discount rate of 11%;

—	perpetual growth rate of 1.5%; and

—	significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2012 recoverable value of this Product Division by €42 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2012 recoverable value of this Product Division by €14 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2012 recoverable value of this Product Division by €156 million, leading to a corresponding additional goodwill impairment loss.

No impairment losses due to annual impairment tests occurred in 2011 and 2010.

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is higher than their recoverable value (i.e. the higher of value in use and fair value less costs to sell), which could lead to recording an impairment loss. Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and can lead to a revision of recorded impairment losses.

In prior years, we have considered the planned closings of certain facilities, additional reductions in personnel and unfavorable market conditions as triggering events for the purposes of impairment testing. In 2012, we recorded an impairment loss of €59 million on property, plant and equipment, mainly in the GSM activity of the Wireless Networks Product Division, due to a lower asset utilization than had been previously estimated.

No impairment losses on property, plant and equipment were accounted for in 2011 or 2010.

e/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses at contract completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros) Product sales reserves	December 31, 2012	December 31, 2011	December 31, 2010
Related to construction contracts (1)	112	98	97
Related to other contracts	398	439	482
Total	510	537	579

(1)	See Notes 4, 19 and 29.

For more information on the impact on the 2012 net result of the change of these provisions, refer to Note 29.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax basis of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	December 31, 2012	December 31, 2011	December 31, 2010
Related to the disposal of Genesys business (3)	-	363 (3)	-
Related to the United States	770 (1)	1,294 (2)	277 (4)
Related to other tax jurisdictions	215	297 (2)	671
Total	985	1,954	948

(1)	Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011.

(2)	Following the goodwill impairment tests performed in the second and fourth quarters of 2011, a reassessment of our ability to recover deductible temporary differences between the reported amounts and the tax bases of assets and liabilities and the Group’s ability to utilize unused tax losses resulted in increasing the deferred tax assets recorded in the United States and reducing those recognized in France compared to the situation as of December 31, 2010.

(3)	Represents estimated deferred tax assets relating to tax losses carried forward as of December 31, 2011 that were used to offset the taxable capital gains on the disposal of the Genesys business in 2012. The impact of recognizing these deferred tax assets in 2011 was recorded in the income statement in the “Income (loss) from discontinued operations” line item for an amount of €338 million (U.S.$ 470 million). The amount of deferred tax assets accounted for as of December 31, 2011 was based on an estimated allocation of the selling price for Genesys, which could differ in some respects from the definitive allocation. This could have an impact on the Group’s tax losses carried forward. These estimated deferred tax assets were expensed in 2012 (with a negative impact in “Income (loss) from discontinued operations” of €366 million or U.S.$470 million) when the corresponding capital gains were recorded.

On the other hand, deferred tax assets recognized as of December 31, 2010, which had taken into account the future taxable net income of the Genesys business, were reduced in 2011 by €96 million to remove such future taxable net income of Genesys as a result of its anticipated sale, which had a corresponding impact on the income statement in the “income tax (expense) benefit” line item.

(4)	Following the performance of the 2010 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2010, resulted in increasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2009.

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

As a result of the business combination with Lucent, €2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent are €329 million as of December 31, 2012 (€591 million as of December 31, 2011 and €691 million as of December 31, 2010).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financials.

Weighted average rates used to determine the pension and post-retirement expense	2012	2011	2010
Weighted average expected rates of return on pension and post-retirement plan assets	6.05%	6.42%	6.57%
Weighted average discount rates used to determine the pension and post-retirement expense	3.67%	4.85%	5.04%

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €770 million increase in pre-tax income during 2012 (€429 million increase in 2011 and €319 million increase in 2010). Included in the €770 million increase in pre-tax income during 2012 (€429 million in 2011 and €319 million in 2010) was €195 million (€67 million in 2011 and €30 million in 2010) booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and €9 million as a result of certain changes to the our Switzerland retiree pension plan as described in Note 26f.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non U.S. plans are determined based on Bloomberg AA Corporate yields.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 net pension and post-retirement result by approximately €(87) million and €98 million, respectively.

Expected return on plan assets

Expected return on plan assets for our U.S. plans is determined based on recommendations from our external investment advisor and our own historical returns’ experience. Our advisor develops its recommendations by applying the long-term return expectations it develops for each of many classes of investments, to the specific classes and values of investments held by each of our benefit plans. Expected return assumptions are long-term assumptions and are not intended to reflect expectations for the period immediately following their determination. Although these assumptions are reviewed each year, we do not update them for small changes in our advisor’s recommendations. However, the pension expense or credit for our U.S. plans is updated every quarter using the fair value of assets and discount rates as of the beginning of the quarter. The 2012 fourth quarter expected return on plan assets (accounted for in “other financial income (loss)”) for Alcatel-Lucent’s U.S. plans is based on September 30, 2012 plan asset fair values. However, the expected return on plan assets for Alcatel-Lucent’s non U.S. plans is based on the fair values of plan assets at December 31, 2011 for each quarter of 2012.

Holding all other assumptions constant, a 0.5% increase or decrease in the expected return on plan assets would have increased or decreased the 2012 net pension and post-retirement result by approximately €145 million.

For our U.S. plans, we recognized a US$33 million (€26 million) increase in the net pension credit during the fourth quarter of 2012 compared to the third quarter of 2012, which is accounted for in “other financial income (loss)”. This increase corresponds to an increase in the expected return on plan assets for our U.S. plans due to the increase in plan asset fair values and a lower interest cost due to a decrease in discount rates. On our U.S. plans, we expect a US$270 million (€205 million) decrease in the net pension credit to be accounted for in “other financial income (loss)” between the 2012 fourth quarter and the 2013 first quarter. This decrease mainly corresponds to the application of the revised IAS 19 “Employee Benefits” standard. We do not anticipate a material impact outside our U.S. plans.

   12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

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

Mortality assumptions

As there are less and less experience data, because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$ 563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of our U.S. pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. The impact of these changes was reflected in our expected return assumptions beginning with year 2010.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. These changes, as expected initially, allowed the volatility of the funded status and the expected return on plan assets to be reduced by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our Group’s U.S. Occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. Assuming that the December 31, 2012 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of December 31, 2012, and since our U.S. management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €268 million.

2010 U.S. health care legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law; and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to us by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge reflected on our consolidated income statement and a €6 million profit reflected on our consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to Note 9). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we previously offered to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in our consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010 (see Note 26). One additional provision of the

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

PPACA pertaining to the excise tax on high cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by our third party actuaries to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. We have used and intend to use in the future eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 Transfers from the U.S. Occupational-inactive pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26), we estimate that, as of December 31, 2012, the excess of assets above 120% of the plan obligations is US$ 2.3 billion (€1.7 billion), and the excess above 125% of plan obligations was US$ 1.9 billion (€1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational – inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, continues a source of funding for healthcare benefits currently provided to the retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers who participate in the pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position additional pension assets of approximately U.S. $576 million (€436 million) that will be available to pay this retiree life insurance liability.

h/ Revenue recognition

As indicated in Note 1m, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on financial condition.

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

Contracts that are multiple-element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1m are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple-element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2

For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on our financial condition could be significant.

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

As described in Notes 8, 25 and 27, such a change in estimates occurred during the second quarter of 2012 regarding Lucent’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1q, has been recorded in “other financial income (loss)” as a result of a change in the Group’s estimate of redemption triggers for an amount of U.S.$(229) million or €(178.1) million for 2012.

Regarding Lucent’s 2.875% Series B convertible debenture, if all or part of the bond holders do not ask for redemption at the June 15, 2013 optional redemption date, the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered as reliable, with a corresponding potential positive impact on the financial result. The initial accounting treatment could then be resumed.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3

k/ Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, during a meeting with the ECID (the European Committee for Information & Dialogue), further details of the Performance Program were provided to the ECID members, representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, UK & Ireland. In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned have been informed. Further details will be communicated at a country level in due time, following due process. At year-end, detailed announcements in countries outside the ECID area were waiting for clearance, but were being communicated in January 2013.

The announcement date of a plan may not be the decisive date for determining whether a reserve should be established, because, in some countries, employees’ representatives or works councils must be consulted through a specific process prior to the effectiveness of the termination plan. These processes can take some months to complete, and could make the restructuring decision at the announcement date reversible.

Using the recognition criteria for establishing restructuring reserves (see Note 1k), as of December 31, 2012, we analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or work councils.

We estimate total restructuring costs related to the Performance Program at €0.9 billion. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and work councils in certain countries and on the outcome of other factors, such as attrition of the workforce. As of December 31, 2012, we had expensed €0.4 billion of restructuring costs. The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

In the context of the impairment test of goodwill, as prescribed by sections 44 and 45 of IAS 36 “Impairment of Assets”, and with regard to the composition of future cash flows used to determine the value in use when measuring the recoverable amount of a group of Cash Generating Units: “Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from (a) a future restructuring to which an entity is not yet committed; or (b) improving or enhancing the asset’s performance. Because future cash flows are estimated for the asset in its current condition, value in use does not reflect: (a) future cash outflows or related cost savings (for example in staff costs) or benefits that are expected to arise from a future restructuring to which an entity is not yet committed; or (b) future cash outflows that will improve or enhance the asset’s performance or the related cash inflows that are expected to arise from such outflows.”

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of December 31, 2012, from the value in use determined for the 2012 annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of Cash Generating Units (i.e. our Product Divisions), corresponding to the methodology described in Note 2c. We arrive at fair value less costs to sell of a Product Division by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a Product Division.

NOTE 3    CHANGES IN CONSOLIDATED COMPANIES

No material change in consolidated companies occurred during 2012 except for the following:

On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011 (see Note 10).

No material change in consolidated companies occurred during 2011 except the agreement signed on October 19, 2011 to dispose of the Genesys business. As a result of the binding offer, this business was accounted for in discontinued operations as of December 31, 2011 (see Note 10).

The main changes in consolidated companies for 2010 were as follows:

—

On October 20, 2010, Pace plc, a technology developer for the global payTV market, announced the completion of the acquisition of stock of 2Wire previously owned by a consortium including Alcatel-Lucent, AT&T, Telmex and Oak Investment

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

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

NOTE 4    CHANGE IN ACCOUNTING POLICY AND PRESENTATION

a/ Change in accounting policy

No change in accounting policy occurred in 2012, 2011 and 2010.

b/ Change in presentation

2012

Set forth below is a discussion of the change in presentation that occurred in 2012 in addition to the new date of the annual impairment test of goodwill that we disclosed in note 2a.

Presentation of cash received or paid to settle derivatives associated with inter-unit loans and borrowings in the consolidated statements of cash flows.

Alcatel-Lucent subsidiaries, such as Alcatel-Lucent USA Inc., whose functional currency is the U.S.$, make inter-unit loans denominated in U.S.$ to the central treasury department of Alcatel-Lucent, the parent company. On consolidation, such loans are translated into € and any changes from one period to another in the € value of such loans are recorded in “Cumulative translation adjustments” in other comprehensive income. In the parent company, exchange rate changes from one period to another on such U.S.$ denominated inter-unit borrowings are recorded in “Other financial income (loss)” in the consolidated income statement and in “Cash from operating activities” in the consolidated statement of cash flows. Any closing balances on these inter-unit loans and borrowings are eliminated on consolidation.

After swapping the funds received from these U.S.$ inter-unit borrowings into €, the central treasury department made loans in € to other Alcatel-Lucent subsidiaries, whose functional currency is the €. To mitigate the exchange risk on the inter-unit borrowings, the central treasury department put in place corresponding derivatives. The change in fair value of these derivatives is accounted for as an exchange gain or loss in “Other financial income (loss)”. The net impact on “Other financial income (loss)” resulting from both the translation into € of the U.S.$ denominated inter-unit borrowings and the corresponding derivatives is minimal, because all the funds from the borrowings were converted into €.

In the consolidated statement of cash flows, the change in fair value of the derivatives had been included in the adjustments for non-cash items, disclosed in note 32a under the caption “Provisions, other impairment losses and fair value changes”, and the cash received or paid for settlement at maturity on the derivatives had been reported in Operating Activities under the caption “Changes in other current assets and liabilities”. The impact of the inter-unit borrowings denominated in U.S.$ on the cash from Operating Activities was therefore equal to the exchange gain or loss from the translation into € of the U.S.$ inter-unit borrowings in the parent company, plus or minus the cash-in or cash-out on the derivatives.

As all these impacts are related to the Group’s financial debt, and to ensure consistency with the presentation of the corresponding derivatives in the Group’s net (debt) cash position, as disclosed in Note 17 of these consolidated financial statements, beginning January 1, 2012, such impacts are now reported in cash provided (used) by financing activities instead of cash provided (used) by operating activities, resulting in consistency between the consolidated statement of cash flows and the statement of financial position.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4

The impact of this change in presentation for 2010 and 2011 is presented below:

(In millions of euros) Statement of cash flows – reclassified	As Published in		Reclassification		Re-presented
	December 31, 2010	December 31, 2011	December 31, 2010 (1)	December 31, 2011	December 31, 2010	December 31, 2011
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	238	503	37	103	275	606
Change in operating working capital	(63)	(200)	1	-	(62)	(200)
Other current assets and liabilities	73	24	(145)	(37)	(72)	(13)
Net cash provided (used) by operating activities before interest & taxes	248	327	(107)	66	141	393
Interest and taxes received/(paid)	(374)	(308)	11	-	(363)	(308)
Net cash provided (used) by operating activities	(126)	19	(96)	66	(222)	85
Net cash provided (used) by investing activities	903	(782)	19	-	922	(782)
Net effect of exchange rate changes on inter-unit borrowings	-	-	32	(66)	32	(66)
Other cash movements in financing activities	424	(939)	46	-	470	(939)
Net cash provided (used) by financing activities	424	(939)	78	(66)	502	(1,005)
Cash provided (used) by operating activities of discontinued operations	-	94	64	-	64	94
Cash provided (used) by investing activities of discontinued operations	-	(16)	(19)	-	(19)	(16)
Cash provided (used) by financing activities of discontinued operations	-	(80)	(46)	-	(46)	(80)
Net effect of exchange rate changes	262	207	-	-	262	207
Net Increase (Decrease) in cash and cash equivalents	1,463	(1,497)	-	-	1,463	(1,497)

(1)	The reclassifications of the December 31, 2010 figures also include the impacts of discontinued operations.

2011

No change in presentation occurred in 2011.

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

NOTE 5     INFORMATION BY OPERATING SEGMENT AND BY GEOGRAPHICAL SEGMENT

In accordance with IFRS 8 “Operating Segments”, the information by operating segment comes from the business organization and activities of Alcatel-Lucent.

Starting with our July 20, 2011 organization announcement, we no longer organize our business according to the three former operating segments (also called business segments) – Networks, Applications, and Services, but according to these three operating segments, described hereunder:

Networks: this includes four main businesses—IP, Optics (including Terrestrial Optics and Submarine Optics), Wireless and Wireline—that provide end-to-end communications networks and individual network elements. It also includes another smaller business, Radio Frequency Systems, which is part of our Wireless business. The operating segment Networks remains unchanged from its former organization;

Software, Services and Solutions: this includes two main businesses (a) Services, which designs, integrates, manages and maintains networks worldwide, and (b) Network Applications; and

Enterprise: this includes voice telephone and data networking business for enterprises. It also included the Genesys contact center business until December 31, 2011. Genesys was not accounted for as a discontinued operation in 2011 for segment reporting purposes and was therefore included in the segment information for 2009, 2010 and 2011 in our 2011 consolidated financial statements filed as part of the Group’s 2011 20-F. Since this business was disposed of in the first quarter of 2012, it is now excluded from our segment reporting for all periods presented.

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

The tables below present information for the three operating segments described above, and the results of operations for the 2010 period are represented according to the July 2011 organization structure. In addition, all results exclude the Genesys business.

The information by operating segment follows the same accounting policies as those used and described in these consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

As a part of the Performance Program, a new organization is effective from January 1, 2013 (see Note 2k). Beginning in 2013, we will have a newly-formed Networks & Platforms Group, creating an integrated portfolio (networking, software and services), combining the strengths of Networks and S3 (Software, Services and Solutions). It will be split into five business divisions: Core Networks (integrating Optics and IP), Fixed Networks, Wireless, Non-product attached services and Platforms.

Both Enterprise & Submarine will form the Focused Businesses Group.

Managed Services Group will be managed separately.

a/ Information by operating segment

(In millions of euros) 2012	Networks	Software, Services & Solutions	Enterprise	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	8,801	4,558	738	14,097	349	14,446
Revenues from transactions with other operating segments	18	6	26	50	(50)	-
Revenues from operating segments	8,819	4,564	764	14,147	299	14,446
Segment operating income (loss)	(452)	297	(12)	(167)	(93)	(260)
Amounts included in the segment operating income (loss):
• depreciation and amortization	(495)	(77)	(69)	(641)	(29)	(670)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5

(In millions of euros) 2011	Networks	Software, Services & Solutions	Enterprise	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	9,638	4,451	774	14,863	464	15,327
Revenues from transactions with other operating segments	16	10	48	74	(74)	-
Revenues from operating segments	9,654	4,461	822	14,937	390	15,327
Segment operating income (loss)	263	227	25	515	4	519
Amounts included in the segment operating income (loss):
• depreciation and amortization	(472)	(74)	(44)	(590)	(37)	(627)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

(In millions of euros) 2010 (re-presented)	Networks	Software, Services & Solutions	Enterprise	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	9,603	4,523	789	14,915	743	15,658
Revenues from transactions with other operating segments	40	14	35	89	(89)	-
Revenues from operating segments	9,643	4,537	824	15,004	654	15,658
Segment operating income (loss)	187	30	22	239	(23)	216
Amounts included in the segment operating income (loss):
• depreciation and amortization	(513)	(84)	(56)	(653)	(30)	(683)
• material non-cash items other than depreciation and amortization	-	-	-	-	-	-

b/ Reconciliation to consolidated financial statements

(In millions of euros)	2012	2011	2010
Revenues from reportable segments	14,147	14,937	15,004
Revenues from Other segment (1)	349	464	743
Intersegment eliminations	(50)	(74)	(89)
Total Group revenues	14,446	15,327	15,658
Reportable segments operating income (loss)	(167)	515	239
Operating income (loss) from Other segment and unallocated amounts (2)	(93)	4	(23)
Segment operating income (loss)	(260)	519	216
PPA (3) adjustments (excluding restructuring costs and impairment of assets)	(230)	(268)	(286)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(490)	251	(70)
Restructuring costs	(490)	(203)	(371)
Litigations	2	4	(28)
Gain/(loss) on disposal of consolidated entities	11	(2)	62
Impairment of assets	(894)	-	-
Post-retirement benefit plan amendments	204	67	30
Income (loss) from operating activities	(1,657)	117	(377)

(1)	Other segment includes revenues from our non-core businesses as well as revenues from the following activities: Government, Bell Labs and Intellectual Property & Corporate Standards.

(2)	Including €35 million of share-based payments that were not allocated to reportable segments in 2012 (€35 million in 2011 and €39 million in 2010).

(3)	PPA: purchase price allocation entries related to the Lucent business combination.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6

c/ Products and Services revenues

The following table sets forth revenues and other income by product and service for the years ended December 31:

(In millions of euros)	2012	2011	2010
IP products	1,960	1,581	1,455
Optics products	2,058	2,593	2,617
Wireline products	1,407	1,391	1,534
Wireless products (including Radio Frequency Systems)	3,376	4,073	3,997
Services	4,029	3,953	3,996
Network Applications	529	498	527
Enterprise (excluding Genesys)	738	774	789
Other	349	464	743
Total	14,446	15,327	15,658

d/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Conso- lidated
2012
Revenues by customer location	833	2,475	496	1,091	1,418	5,406	1,683	1,044	14,446
Non-current assets (1)	375	232	28	204	53	1,382	55	10	2,339
2011
Revenues by customer location	1,206	2,728	616	1,295	1,348	5,470	1,563	1,101	15,327
Non-current assets (1)	500	246	33	272	64	1,845	63	14	3,037
2010
Revenues by customer location	1,358	2,953	664	1,209	1,672	5,163	1,356	1,283	15,658
Non-current assets (1)	549	262	37	248	68	2,115	69	19	3,367

(1)	Represents intangible and tangible assets.

e/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In 2012, Verizon and AT&T represented respectively 11% and 10% of our revenues (respectively 12% and 10 % in 2011 and 11% and 11% in 2010).

NOTE 6     REVENUES

(In millions of euros)	2012	2011	2010
Construction contract revenues	2,161	2,125	2,763
Other product revenues	8,112	9,051	8,969
Other service revenues	3,901	3,756	3,579
License revenues	78	136	136
Rental income and other income (1)	194	259	211
Total	14,446	15,327	15,658

(1)	Of which in 2012 €86 million related to R&D tax credits (mainly in France) (€83 million in 2011 and €93 million in 2010).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7

NOTE 7    IMPAIRMENT LOSSES RECOGNIZED IN THE INCOME STATEMENT

(In millions of euros) 2012	Networks	Software, Services & Solutions	Enterprise	Other	Total Group
Impairment losses on goodwill (1)	(503)	(19)	-	-	(522)
Impairment losses on capitalized development costs (1)	(122)	-	-	-	(122)
Impairment losses on other intangible assets (1)	(191)	-	-	-	(191)
Impairment losses on property, plant and equipment (2)	(59)	-	-	-	(59)
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (3)	(11)	(1)	-	(18)	(30)
Total - Net	(886)	(20)	-	(18)	(924)
of which reversal of impairment losses	2	-	-	-	2

(In millions of euros) 2011	Networks	Software, Services & Solutions	Enterprise	Other	Total Group
Impairment losses on goodwill	-	-	-	-	-
Impairment losses on capitalized development costs (1)	(1)	-	-	(10)	(11)
Impairment losses on other intangible assets	(1)	-	-	(3)	(4)
Impairment losses on property, plant and equipment	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	-	-
Impairment losses on financial assets (3)	-	-	-	-	-
Total - Net	(2)	-	-	(13)	(15)
of which reversal of impairment losses	-	-	-	2	2

(In millions of euros) 2010	Networks	Software, Services & Solutions	Enterprise	Other	Total Group
Impairment losses on goodwill	-	-	-	-	-
Impairment losses on capitalized development costs (1)	(3)	-	-	-	(3)
Impairment losses on other intangible assets	(4)	(2)	-	-	(6)
Impairment losses on property, plant and equipment	-	-	-	-	-
Impairment losses on shares in equity affiliates	-	-	-	(1)	(1)
Impairment losses on financial assets (3)	-	(4)	-	(13)	(17)
Total - Net	(7)	(6)	-	(14)	(27)
of which reversal of impairment losses	-	-	-	-	-

(1)	Refer to Note 2c and Note 13.

(2)	Refer to Note 2d.

(3)	Refer to Note 17.

(In millions of euros) Impact in the Income statement of impairment losses	2012		2011	2010
In Income (loss) from operating activities	(894)	(1)	(15)	(9)
In Other financial income (loss) (2)	(30)		-	(17)
In Share in net income (losses) of equity affiliates	-		-	(1)
In Net Income (loss)	(924)		(15)	(27)

(1)	Presented on the line item “Impairment of asset” in the consolidated income statement.

(2)	Refer to Note 8.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8, NOTE 9,

NOTE 8     FINANCIAL INCOME (LOSS)

(In millions of euros)	2012	2011	2010
Interest at effective interest rate	(372)	(366)	(375)
Interest on interest rate derivatives - hedging	15	13	18
Interest on interest rate derivatives - trading	-	-	-
Interest received on cash and cash equivalents	78	59	53
Finance costs (net)	(279)	(294)	(304)
Dividends	1	2	1
Provisions for financial risks	1	-	-
Impairment losses on financial assets	(30)	-	(17)
Net exchange gain (loss)	(2)	(5)	(45)
Of which:
• ineffective portion of hedge when hedge accounting is applied	1	(1)	2
• non-hedged, and hedged transactions not qualifying for hedge accounting	(3)	(4)	(47)
• trading	-	-	-
Financial component of pension and post-retirement benefit costs (1)	617	417	339
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities (2)	9	10	82
Other (3)	(249)	(65)	(4)
Other financial income (loss)	347	359	356
Total financial income (loss)	68	65	52

(1)	Change between 2011 and 2010 is mainly related to Lucent pension credit (refer to Note 26g).

(2)	2010: of which a capital gain of €33 million related to the disposal of 2Wire shares in October 2010 and a capital gain of €10 million related to the disposal of non-consolidated entities’ shares in the Vacuum pump solutions and instruments business in December 2010.

(3)	2012: of which €(27) million related to the repurchase of Lucent’s 2.875% Series B convertible debentures in the first quarter of 2012 and a loss of €(178) million (U.S.$ (229) million) related to the change of estimated future cash flows related to Lucent’s 2.875 % Series B convertible debentures in the second quarter of 2012 (see Notes 25 and 27c).

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

NOTE 9     INCOME TAX

a/ Analysis of income tax (expense) benefit

(In millions of euros)	2012	2011	2010
Current income tax (expense) benefit	(72)	(42)	(78)
Deferred taxes related to the purchase price allocation for the Lucent business combination (1)	177	114	124
Deferred tax (charge) related to the post-retirement benefit plan amendments (2)	(51)	-	(12)
Deferred taxes related to Lucent’s post-retirement benefit plans (3) (4)	(104)	(87)	(136)
Deferred taxes related to Lucent’s 2.875% Series A convertible debentures (5)	80	-	(9)
Other deferred income tax (expense) benefit, net (6)	(560)	559	97
Deferred income tax benefit (expense), net	(458)	586	64
Income tax benefit (expense)	(530)	544	(14)

(1)	Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.

(2)	Related to the post-retirement plan amendments described in Note 26f.

(3)	Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group applies (see Note 1j and Note 26).

(4)	The 2010 impact is mainly due to consequences of certain Healthcare laws enacted in the U.S. in 2010. These laws have one significant provision that impacted the Group involving the Medicare Part D tax free subsidy of about US$34 million annually that we receive from Medicare for continuing to provide our prescription drug benefits to Medicare-eligible active represented employees and formerly union-represented retirees. This legislation eliminated the deduction for expense allocable to the subsidy beginning in 2013, resulting in a reduction in our deferred tax asset and a corresponding income statement charge of about US$101 million (€76 million) in 2010.

(5)	Reversal of deferred tax liabilities related to Lucent’s 2.875 % Series A convertible debentures (see Notes 8, 25 & 27).

(6)	The 2012 impact is mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S. in connection with the 2012 annual impairment test of goodwill performed in the fourth quarter of 2012. The 2011 and 2010 impacts are mainly due to the re-assessment of the recoverability of certain deferred tax assets mainly in connection with the 2011 and 2010 impairment tests of goodwill performed in the second and fourth quarters of 2011 and second quarter of 2010, respectively.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

b/ Disclosure of tax effects relating to each component of other comprehensive income

(In millions of euros)	2012			2011			2010
	Value before tax	Tax (expense) benefit	Value net of tax	Value before tax	Tax (expense) benefit	Value net of tax	Value before tax	Tax (expense) benefit	Value net of tax amount
Financial assets available for sale	16	-	16	(11)	-	(11)	(22)	-	(22)
Cumulative translation adjustments	(34)	-	(34)	283	-	283	262	-	262
Cash flow hedging	14	-	14	(7)	-	(7)	(12)	-	(12)
Actuarial gains (losses)	(572)	4	(568)	(1,133)	99	(1,034)	(70)	15	(55)
Other	-	-	-	-	-	-	(20)	-	(20)
Other comprehensive income	(576)	4	(572)	(868)	99	(769)	138	15	153

c/ Effective income tax rate

The effective tax rate can be analyzed as follows:

(In millions of euros except for percentage)	2012		2011		2010
Income (loss) before income tax and discontinued operations	(1,587)		186		(311)
Average income tax rate	34.4%		32.9%		23.9%
Expected tax (charge) benefit	546		(61)		74
Impact on tax (charge) benefit of:
• reduced taxation of certain revenues	3		12		41
• non deductible impairment of assets	(219)		-		-
• permanent differences and utilization of previously unrecognized tax losses	205	(1)	546		203
• adjustment to prior years’ current tax charge	18		(4)		-
• recognition of previously unrecognized deferred tax assets	21		1,052	(1)	95
• deferred tax assets no longer recognized	(367)	(1)	(488)	(2)	(17)
• non-recognition of tax losses	(767)	(2)	(532)	(2)	(417)
• tax credits	23		20		16
• other	7		(1)		(9)
Actual income tax (charge) benefit	(530)		544		(14)
Effective tax rate	(33.4)%		(292.5)%		(4.5)%

(1)	Mainly related to the United States (see note 2f).

(2)	Mainly related to the French tax group.

Average income tax rate is the sum of income (loss) before tax of each subsidiary, multiplied by the local statutory rate for each subsidiary, divided by consolidated income (loss) before tax from continuing operations.

Changes in average income tax rate are due to differences in the contribution of each tax entity to income (loss) before tax and to the fact that some entities have a positive contribution and others have a negative one.

d/ Deferred tax balances

(In millions of euros) Balances	2012	2011	2010
Deferred tax assets:
• deferred tax assets recognizable	12,698	12,973	12,706
• of which not recognized	(11,713)	(11,019)	(11,758)
Net deferred tax assets recognized	985	1,954	948
Deferred tax liabilities	(889)	(1,017)	(1,126)
Net deferred tax assets (liabilities)	96	937	(178)

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

Analysis of deferred tax assets and liabilities by temporary differences

(In millions of euros)	December 31, 2011	Impact on net income (loss)	Translation adjustments	Reclassification and Other	December 31, 2012
Fair value adjustments of tax assets and liabilities resulting from business combinations	(567)	240	5	2	(320)
Provisions	264	44	(4)	(23)	281
Pension reserves	1,691	(65)	(24)	(155)	1,447
Prepaid pensions	(959)	(289)	14	264	(970)
Property, plant and equipment and intangible assets	1,071	(164)	(11)	2	898
Temporary differences arising from other statement of financial position captions	379	(113)	(11)	18	273
Tax loss carry-forwards and tax credits	10,077	267	(104)	(40)	10,200
Deferred tax assets (liabilities), gross	11,956	(80)	(135)	68	11,809
Deferred tax assets not recognized	(11,019)	(744)	136	(86)	(11,713)
Net deferred tax assets (liabilities)	937	(824)	1	(18)	96

Change during the period

		Impact on net income (loss)
(In millions of euros)	December 31, 2011	Income tax benefit (expense)	Income loss from discontinued operations	Translation adjustments	Other	December 31, 2012
Deferred tax assets recognized	1,954	(571)	(366)	(9)	(23)	985
Deferred tax liabilities	(1,017)	113	-	10	5	(889)
Net deferred tax assets (liabilities)	937	(458)	(366)	1	(18)	96

Deferred taxes not recognized relating to temporary differences on investments in subsidiaries, equity affiliates and joint ventures were zero at December 31, 2012, December 31, 2011 and December 31, 2010.

As the Board of Directors does not intend to propose a dividend for 2012 at the Annual Shareholders’ Meeting (see Note 23), there will be no tax consequences.

e/ Tax losses carried forward and temporary differences

Total tax losses carried forward represent a potential tax saving of €10,200 million at December 31, 2012 (€10,056 million at December 31, 2011 and €9,917 million at December 31, 2010). The increase of tax losses carried forward between 2012 and 2011 is due to new tax losses (not recognized) of which €488 million arose in the French tax group, partly compensated by the use of previously recognized or not recognized losses mainly in the U.S. tax group for an amount of €254 million. Exchange rate impacts on tax losses between 2012 and 2011 concerning the United States represented a decrease of tax losses carried forward of €93 million. The potential tax savings relate to tax losses carried forward that expire as follows:

(In millions of euros) Years	Recognized	Unrecognized	Total
2013	4	31	35
2014	2	49	51
2015	-	71	71
2016	-	48	48
2017	-	107	107
2018 and thereafter	20	4,389	4,409
Indefinite	24	5,455	5,479
Total	50	10,150	10,200

In addition, temporary differences were €1,609 million at December 31, 2012 (€1,879 million at December 31, 2011 and €1,663 million at December 31, 2010), of which €46 million have been recognized and €1,563 million have not been recognized (€476 million and €1,403 million, respectively, at December 31, 2011 and €(398) million and €2,061 million, respectively, at December 31, 2010).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

Recognized taxable temporary differences mainly correspond to deferred tax liabilities that have been recorded resulting from the Lucent purchase accounting entries (in particular intangible assets) or deferred tax liabilities related to pre-paid pensions in Alcatel-Lucent Belgium and Alcatel-Lucent USA Inc.

NOTE 10     DISCONTINUED OPERATIONS, ASSETS HELD FOR SALE AND LIABILITIES RELATED TO DISPOSAL GROUPS HELD FOR SALE

Discontinued operations for 2012, 2011 and 2010 were as follows:

—

in 2012: settlements of litigations related to businesses disposed of in prior periods, the Genesys business excluding Brazil before the disposal on February 1, 2012 and the Genesys business in Brazil from January 1, 2012 to the date of the disposal (June 1, 2012);

—

in 2011: On October 19, 2011, Alcatel-Lucent announced that it had received a binding offer of U.S. $1.5 billion from a company owned by the Permira funds for the acquisition of its Genesys business. The closing of the deal was completed on February 1, 2012. The Genesys business is presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented. Assets and liabilities related to this business as of December 31, 2011 are classified in “assets held for sale and assets included in disposal groups held for sale” and “liabilities related to disposal groups held for sale” in the statement of financial position; and

—	in 2010: settlements of litigations related to businesses disposed of in prior periods.

(In millions of euros) Income statement of discontinued operations	2012	2011		2010
Revenues	26	369		338
Cost of sales	(11)	(83)		(69)
Gross profit	15	286		269
Administrative and selling expenses	(12)	(142)		(138)
Research and development costs	(5)	(53)		(59)
Income (loss) from operations	(2)	91		72
Financial income (loss)	(1)	2		-
Income tax (expense) benefit (1)	(20)	325	(1)	(23)
Income (loss) from discontinued operations before capital gains (loss)	(23)	418		49
Restructuring costs	-	-		(4)
Net capital gain (loss) on disposal of discontinued operations	-	(4)		(12)
Capital gain on disposal of Genesys net of related costs and taxes	689	-		-
Income (loss) from discontinued operations	666	414		33

(1)	Including as of December 31, 2011, U.S.$470 million (€338 million) of deferred tax assets recognized in relation with the disposal of Genesys in 2012. This deferred tax asset was reversed in 2012 with a corresponding negative impact of €366 million.

During the third quarter 2012, we received a tax audit assessment relating to the contribution of our railway signalling business to Thales completed in 2006. As indicated in Note 29b, the outcome of the assessment could have, in the future, a material negative impact in our income (loss) from discontinued operations.

Other assets held for sale concern real estate property sales in progress at December 31, 2012 and December 31, 2010 and Genesys assets and liabilities and real estate property sales in progress at December 31, 2011:

(In millions of euros) Statement of financial position	December 31, 2012	December 31, 2011	December 31, 2010
Goodwill	-	67	-
Operating working capital (1)	-	(12)	-
Cash	1	9	-
Other assets and liabilities	(3)	2	-
Total assets and liabilities of disposal groups held for sale	(2)	66	-
Assets of disposal groups held for sale	18	194	-
Liabilities related to disposal groups held for sale	(20)	(128)	-
Real estate properties and other assets held for sale	2	8	3
Assets held for sale and assets included in disposal group held for sale	20	202	3
Liabilities related to disposal group held for sale	(20)	(128)	-

(1)	As defined in Note 19.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11

The cash flows of discontinued operations are as follows:

(In millions of euros)	2012	2011	2010
Income (loss) from discontinued operations	666	414	33
Net cash provided (used) by operating activities before changes in working capital	(89)	108	91
Other net increase (decrease) in net cash provided (used) by operating activities	-	(14)	(27)
Net cash provided (used) by operating activities (A)	(89)	94	64
Capital expenditures (B)	(1)	(16)	(19)
Free cash flow: (A) + (B) (1)	(90)	78	45
Net cash provided (used) by investing activities excluding capital expenditures (C)	1,124	-	-
Net cash provided (used) by financing activities (D)	1	(80)	(46)
Total (A) + (B) + (C) + (D)	1,035	(2)	(1)

(1)	Of which €(82) million related to the Genesys business in 2012 (€81 million in 2011 and €45 million in 2010).

NOTE 11     EARNINGS PER SHARE

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

In accordance with IAS 33 “Earnings per Share” (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.

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

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros) Net income (loss)	2012	2011	2010
Net income (loss) attributable to the equity owners of the parent—basic	(1,374)	1,095	(334)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	119	-
Net income (loss) - diluted	(1,374)	1,214	(334)
Number of shares (1)	2012	2011	2010
Weighted average number of shares - basic	2,268,089,691	2,265,024,193	2,259,877,263
Dilutive effects:
• Equity plans (stock options, RSU)	-	35,686,744	-
• Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	-	309,597,523	-
• 7.75% convertible securities	-	-	-
• 2.875% Series A convertible securities	-	24,886,871	-
• 2.875% Series B convertible securities	-	230,735,668	-
Weighted average number of shares - diluted	2,268,089,691	2,865,930,999	2,259,877,263

(1)	See detail of number of shares in Note 24a

Earnings per share, attributable to the owners of the parent (in euros)	2012	2011	2010
Basic	(0.61)	0.48	(0.15)
Diluted	(0.61)	0.42	(0.15)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

Ordinary shares

Ordinary shares owned by consolidated subsidiaries of the Group	2012	2011	2010
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,185,885	58,220,040	58,281,560
Number of Alcatel-Lucent share equivalents	-	-	-

Shares subject to future issuance

	December 31, 2012	December 31, 2011	December 31, 2010
Number of stock options not exercised	163,725,060	175,729,780	196,702,252

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	2012	2011	2010
Equity plans (stock options, RSU)	30,265,359	-	14,023,726
Alcatel-Lucent’s convertible bonds (Oceane) issued on June 12, 2003 and on September 10, 2009 (1)	309,597,253	-	360,161,154
7.75% convertible securities	37,557,287	37,557,287	37,557,287
2.875% Series A convertible securities	65,147,000	-	32,895,828
2.875% Series B convertible securities	524,772,341	-	304,989,763

(1)	Alcatel-Lucent Oceane issued on June 12, 2003 was repaid in January 2011 for a nominal value of €818 million.

NOTE 12     GOODWILL

(In millions of euros)	Net
Goodwill at December 31, 2009	4,168
Additions	-
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	-
Net effect of exchange rate changes	202
Other changes	-
Goodwill at December 31, 2010	4,370
Additions	2
Disposals and discontinued operations	(67)
Changes during goodwill allocation period	-
Impairment losses for the period	-
Net effect of exchange rate changes	79
Other changes	5
Goodwill at December 31, 2011	4,389
Additions	-
Disposals and discontinued operations	-
Changes during goodwill allocation period	-
Impairment losses for the period	(522)
Net effect of exchange rate changes	(47)
Other changes	-
Goodwill at December 31, 2012	3,820

Main changes accounted for in 2012

No change related to new acquisitions during the period. Impairment losses amounting to €522 million were accounted for during 2012 (see note 2c and below).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

Main changes accounted for in 2011

No change related to new acquisitions during the period. No impairment loss was accounted for during 2011 (see below).

Main changes accounted for in 2010

No change related to new acquisitions during the period. No impairment loss was accounted for during 2010 (see below).

Goodwill allocation

All goodwill recognized in 2012, 2011 and 2010 was allocated to cash generating units by December 31 of the relevant year.

Due to the organization effective July 20, 2011 (see Note 5), goodwill was reallocated, at this date, to the new Product Divisions, corresponding to the groups of Cash Generating Units, at which level Goodwill is monitored and tested for impairment.

Due to the new organization effective January 1, 2010, goodwill was reallocated, at this date, to the new Product Divisions, corresponding to the groups of Cash Generating Units, at which level Goodwill is monitored and tested for impairment. A specific impairment test triggered by this new organization was performed as of January 1, 2010.

Impairment tests of goodwill

Specific impairment test as of January 1, 2013 in connection with the new organization

Due to the new organization of our reporting structure beginning January 1, 2013 (see Note 5), a specific impairment test was performed as of January 1, 2013 on the goodwill relating to the Product Divisions that changed. The remaining goodwill as of December 31, 2012 was reallocated to the new Product Divisions using a relative value approach similar to the one used when an entity disposes of an operation within a Product Division.

No impairment loss was accounted for in connection with this specific impairment test.

2012 Annual impairment test of goodwill

In those groups of Cash Generating Units (Note 1g) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros) 2012 Annual test	Net carrying amount of goodwill (3)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A)—(B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	852 (1)	0	11.0%	1.5%	Fair value (2)
Maintenance division	1,590	1,441	11.0%	1.0%	Value in use (2)
Other CGU	1,378	-	11.0%	0% to 2.5%	Value in use or Fair value (2) (4)
Total net	3,820 (1)

(1)	The carrying value is after a €522 million impairment charge accounted for in 2012 of which €431 million related to the Optics division.

(2)	As defined in Notes 2c and 1g.

(3)	At the date of the annual impairment test (performed at December 31, 2012).

(4)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +0% and +2.5% depending on the Group’s Cash Generating Units.

2011 Annual impairment test and additional test performed in the fourth quarter 2011

The reassessment of the Group’s outlook led to the performance of an additional impairment test of goodwill in December 2011. The 2011 annual impairment test of goodwill (performed in June 2011) and the additional impairment test (performed in December 2011) did not result in any impairment loss.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12

In those groups of Cash Generating Units (Note 1g) in which there is significant goodwill, the data and assumptions used for the additional goodwill impairment test were as follows:

(In millions of euros) 2011 Additional test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	1,158	127	11.0%	1.0%	Fair value (1)
Maintenance division	1,655	521	11.0%	1.0%	Value in use (1)
Other CGU	1,576	-	11.0%	1% to 2%	Value in use or Fair value (1) (3)
Total net	4,389

(1)	As defined in Notes 2c and 1g.

(2)	At the date of the additional impairment test (performed at December 31, 2011).

(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +1% and +2% depending on the Group’s Cash Generating Units.

(In millions of euros) 2011 Annual test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Perpetual growth rate	Valuation method
Optics division	1,143	362	10.0%	1.0%	Fair value (1)
Maintenance division	1,531	758	10.0%	1.0%	Value in use (1)
Other CGU	1,509	-	10.0%	1% to 2%	Value in use or Fair value (1) (3)
Total net	4,183

(1)	As defined in Notes 2c and 1g.

(2)	At the date of the annual impairment test (i.e. June 30, 2011).

(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between +1% and +2% depending on the Group’s Cash Generating Units.

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

In those groups of Cash Generating Units (see Note 1g) in which there is significant goodwill, the data and assumptions used for the annual goodwill impairment test were as follows:

(In millions of euros) 2010 Annual test	Net carrying amount of goodwill (2)	Difference between recoverable amount (A) and carrying amount of the net assets (B) (A) - (B)	Discount rate	Valuation method
Optics division	1,168	885	10.0%	Value in use (1)
Maintenance division	1,808	842	10.0%	Value in use (1)
Other CGU	1,607	-	-	Value in use or Fair value (3)
Total net	4,583

(1)	Discounted cash flows for 5 years plus a terminal value determined with a perpetual growth applied to the normalized cash flow of year 5.

(2)	At the date of the annual impairment test (i.e. June 30, 2010).

(3)	Growth rates are those used in the Group’s budgets and industry rates for the subsequent periods. Perpetual growth rates used for the residual values are between 0% and +2.5% depending on the Group’s Cash Generating Units.

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

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

NOTE 13     INTANGIBLE ASSETS

a/ Changes in intangible assets, gross

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2009	2,047	5,128	7,175
Capitalization	266	67	333
Additions	-	8	8
Assets held for sale, discontinued operations and disposals	-	(3)	(3)
Write-offs	(148)	(49)	(197)
Net effect of exchange rate changes	65	363	428
Other changes	(5)	(4)	(9)
At December 31, 2010	2,225	5,510	7,735
Capitalization	262	43	305
Additions	-	11	11
Assets held for sale, discontinued operations and disposals	(48)	(29)	(77)
Write-offs	(49)	(3)	(52)
Net effect of exchange rate changes	48	163	211
Other changes	-	1	1
At December 31, 2011	2,438	5,696	8,134
Capitalization	270	33	303
Additions	-	13	13
Assets held for sale, discontinued operations and disposals	-	(13)	(13)
Write-offs	(60)	(3)	(63)
Net effect of exchange rate changes	(23)	(99)	(122)
Other changes	(12)	3	(9)
At December 31, 2012	2,613	5,630	8,243

Other intangible assets include primarily intangible assets acquired in business combinations (acquired technologies, in-process research and development and customer relationships), patents, trademarks and licenses.

b/ Changes in amortization of intangible assets and impairment losses

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2009	(1,489)	(3,472)	(4,961)
Amortization	(274)	(363)	(637)
Impairment losses	(3)	(6)	(9)
Write-offs	148	49	197
Assets held for sale, discontinued operations and disposals	-	3	3
Net effect of exchange rate changes	(42)	(238)	(280)
Other changes	4	4	8
At December 31, 2010	(1,656)	(4,023)	(5,679)
Amortization	(246)	(343)	(589)
Impairment losses	(11)	(4)	(15)
Write-offs	49	3	52
Assets held for sale, discontinued operations and disposals	21	24	45
Net effect of exchange rate changes	(35)	(139)	(174)
Other changes	-	-	-
At December 31, 2011	(1,878)	(4,482)	(6,360)
Amortization	(282)	(303)	(585)
Impairment losses (1)	(122)	(191)	(313)
Write-offs	60	3	63
Assets held for sale, discontinued operations and disposals	-	11	11
Net effect of exchange rate changes	18	88	106
Other changes	12	(2)	10
At December 31, 2012	(2,192)	(4,876)	(7,068)

(1)	Refer to Note 2c.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13

c/ Changes in intangible assets, net

(In millions of euros)	Capitalized development costs	Other intangible assets	Total
At December 31, 2009	558	1,656	2,214
Capitalization	266	67	333
Additions	-	8	8
Amortization	(274)	(363)	(637)
Impairment losses	(3)	(6)	(9)
Assets held for sale, discontinued operations and disposals	-	-	-
Net effect of exchange rate changes	23	125	148
Other changes	(1)	-	(1)
At December 31, 2010	569	1,487	2,056
Capitalization	262	43	305
Additions	-	11	11
Amortization	(246)	(343)	(589)
Impairment losses	(11)	(4)	(15)
Assets held for sale, discontinued operations and disposals	(27)	(5)	(32)
Net effect of exchange rate changes	13	24	37
Other changes	-	1	1
At December 31, 2011	560	1,214	1,774
Capitalization	270	33	303
Additions	-	13	13
Amortization	(282)	(303)	(585)
Impairment losses (1)	(122)	(191)	(313)
Assets held for sale, discontinued operations and disposals	-	(2)	(2)
Net effect of exchange rate changes	(5)	(11)	(16)
Other changes	-	1	1
At December 31, 2012	421	754	1,175

(1)	Refer to Note 2c.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

NOTE 14     PROPERTY, PLANT AND EQUIPMENT

a/ Changes in property, plant and equipment, gross

(In millions of euros)	Land	Buildings & vessels	Plant, equipment and tools	Other	Total
At December 31, 2009	132	1,101	2,579	721	4,533
Additions	-	19	145	200	364
Assets held for sale, discontinued operations and disposals	(16)	(52)	(54)	(132)	(254)
Write-offs	-	(17)	(32)	(7)	(56)
Changes in consolidated group	(1)	(22)	(50)	(8)	(81)
Net effect of exchange rate changes	9	59	130	32	230
Other changes	(1)	15	55	(68)	1
At December 31, 2010	123	1,103	2,773	738	4,737
Additions	-	11	106	156	273
Assets held for sale, discontinued operations and disposals	(1)	(49)	(152)	(29)	(231)
Write-offs	-	(1)	(8)	(3)	(12)
Changes in consolidated group	-	4	4	3	11
Net effect of exchange rate changes	3	25	56	11	95
Other changes	1	(2)	105	(153)	(49)
At December 31, 2011	126	1,091	2,884	723	4,824
Additions	-	5	97	197	299
Assets held for sale, discontinued operations and disposals	-	(26)	(121)	(22)	(169)
Write-offs	-	-	(6)	(3)	(9)
Changes in consolidated group	-	13	(3)	-	10
Net effect of exchange rate changes	(2)	(12)	(27)	(7)	(48)
Other changes	-	(5)	112	(126)	(19)
At December 31, 2012	124	1,066	2,936	762	4,888

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14

b/ Changes in accumulated depreciation of property, plant and equipment and impairment losses

(In millions of euros)	Land	Buildings & vessels	Plant, equipment and tools	Other	Total
At December 31, 2009	(13)	(466)	(2,290)	(504)	(3,273)
Depreciation charge	(1)	(56)	(226)	(58)	(341)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	17	32	7	56
Assets held for sale, discontinued operations and disposals	-	(16)	164	63	211
Net effect of exchange rate changes	(1)	(20)	(109)	(29)	(159)
Other changes	3	6	124	(53)	80
At December 31, 2010	(12)	(535)	(2,305)	(574)	(3,426)
Depreciation charge	-	(60)	(216)	(35)	(311)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Write-offs	-	1	8	3	12
Assets held for sale, discontinued operations and disposals	-	39	146	27	212
Changes in consolidated group	-	(5)	(3)	(3)	(11)
Net effect of exchange rate changes	-	(12)	(47)	(8)	(67)
Other changes	-	6	28	(4)	30
At December 31, 2011	(12)	(566)	(2,389)	(594)	(3,561)
Depreciation charge	(1)	(71)	(220)	(36)	(328)
Impairment losses (1)	(4)	(16)	(41)	-	(61)
Reversals of impairment losses (1)	-	-	-	2	2
Write-offs	-	-	6	3	9
Assets held for sale, discontinued operations and disposals	-	23	120	22	165
Changes in consolidated group (2)	-	(7)	2	-	(5)
Net effect of exchange rate changes	-	6	23	4	33
Other changes	-	21	20	(19)	22
At December 31, 2012	(17)	(610)	(2,479)	(618)	(3,724)

(1)	Refer to Note 2d.

(2)	The impact presented in the column “Buildings & vessels” is due to the increase of the percentage of integration of the entity owning some of the vessels of the Group, this entity being consolidated under the proportionate consolidation method.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15

c/ Changes in property, plant and equipment, net

(In millions of euros)	Land	Buildings & vessels	Plant, equipment and tools	Other	Total
At December 31, 2009	119	635	289	217	1,260
Additions	-	19	145	200	364
Depreciation charge	(1)	(56)	(226)	(58)	(341)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(16)	(68)	110	(69)	(43)
Changes in consolidated group	(1)	(22)	(50)	(8)	(81)
Net effect of exchange rate changes	8	39	21	3	71
Other changes	2	21	179	(121)	81
At December 31, 2010	111	568	468	164	1,311
Additions	-	11	106	156	273
Depreciation charge	-	(60)	(216)	(35)	(311)
Impairment losses	-	-	-	-	-
Reversals of impairment losses	-	-	-	-	-
Assets held for sale, discontinued operations and disposals	(1)	(10)	(6)	(2)	(19)
Changes in consolidated group	-	(1)	1	-	-
Net effect of exchange rate changes	3	13	9	3	28
Other changes	1	4	133	(157)	(19)
At December 31, 2011	114	525	495	129	1,263
Additions	-	5	97	197	299
Depreciation charge	(1)	(71)	(220)	(36)	(328)
Impairment losses (1)	(4)	(16)	(41)	-	(61)
Reversals of impairment losses (1)	-	-	-	2	2
Assets held for sale, discontinued operations and disposals	-	(3)	(1)	-	(4)
Changes in consolidated group	-	6	(1)	-	5
Net effect of exchange rate changes	(2)	(6)	(4)	(3)	(15)
Other changes	-	16	132	(145)	3
At December 31, 2012	107	456	457	144	1,164

(1)	Refer to Note 2d.

NOTE 15     FINANCE LEASES AND OPERATING LEASES

a/ Finance leases

Property, plant and equipment held under finance leases have a net carrying amount of €53 million at December 31, 2012 (€38 million at December 31, 2011 and €38 million at December 31, 2010). Such finance leases relate primarily to IS/IT equipment sold and leased back in connection with the Hewlett Packard co-sourcing agreement (refer to Note 33).

Future minimum lease payments under non-cancellable finance leases are shown in Note 33a - Off balance sheet commitments.

b/ Operating leases

Future minimum lease payments under non-cancellable operating leases are shown in Note 33a - Off balance sheet commitments.

Future minimum sublease rental income expected to be received under non-cancellable operating subleases was €99 million at December 31, 2012 (€115 million at December 31, 2011 and €126 million at December 31, 2010).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16

Net lease payments under operating leases recognized as an expense in the income statement are analyzed as follows:

(In millions of euros)	2012	2011	2010
Lease payments - minimum	231	249	229
Lease payments - conditional	7	4	5
Sublease rental income	(26)	(23)	(26)
Total recognized in the income statement	212	230	208

NOTE 16    INVESTMENT IN NET ASSETS OF EQUITY AFFILIATES AND JOINT VENTURES

a/ Investment in net assets of equity affiliates

	Value
(In millions of euros)	2012	2011	2010
Equity affiliates of Alcatel-Lucent Shanghai Bell	9	4	5
Other (less than €5 million each)	6	8	4
Investment in net assets of equity affiliates	15	12	9

b/ Change in investment in net assets of equity affiliates

(In millions of euros)	2012	2011	2010
Carrying amount at January 1	12	9	60
Change in equity affiliates accounted for under the equity method	2	-	(55)
Share of net income (loss)	2	4	14
Net effect of exchange rate changes	-		5
Other changes	(1)	(1)	(15)
Carrying amount at December 31	15	12	9

c/ Summarized financial information for equity affiliates

Aggregated financial information for equity affiliates as if those entities were fully consolidated:

(In millions of euros)	2012	2011	2010 (1)
Total assets	161	305	294
Liabilities (excluding equity)	119	285	278
Equity	42	20	16
Revenues	52	70	80
Net income (loss) attributable to equity owners of the parent	10	11	7

(1)	2010 aggregated financial information excludes information for 2Wire, because Alcatel-Lucent had sold its interest in this equity affiliate during the last quarter of 2010 (see Note 3).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

d/ Aggregated financial information for joint ventures

Aggregated financial information for the Group’s share in the net assets of joint ventures proportionately consolidated (Alda Marine and AMIRIB in 2012, and Alda Marine in 2011 and 2010, Alcatel-Lucent’s share being 51% of Alda Marine and 85 % of AMIRIB) was as follows:

(In millions of euros) Statement of financial position data	2012	2011	2010
Non-current assets	33	31	33
Current assets	11	5	4
Equity	17	9	6
Non-current liabilities	6	12	19
Current liabilities	21	15	11

(In millions of euros) Income statement data	2012	2011	2010
Revenues	3	-	-
Cost of sales	6	5	8
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	8	5	8
Net income (loss) attributable to equity owners of the parent	6	4	7
Cash flow statement data
Net cash provided (used) by operating activities	7	5	4
Net cash provided (used) by investing activities	(1)	(1)	-
Net cash provided (used) by financing activities	(8)	(4)	(5)

NOTE 17    FINANCIAL ASSETS

	December 31, 2012			December 31, 2011			December 31, 2010
(In millions of euros)	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total	Other non-current financial assets, net (1)	Marketable securities (2)	Total
Financial assets available for sale	181	195	376	216	144	360	202	156	358
Financial assets at fair value through profit or loss	98	1,333	1,431	101	795	896	99	493	592
Financial assets at amortized cost	46	-	46	204	-	204	99		99
Total	325	1,528	1,853	521	939	1,460	400	649	1,049

(1)	Of which €37 million matures within one year as of December 31, 2012 (€203 million as of December 31, 2011 and €111 million as of December 31, 2010).

Of which €8 million of financial assets at amortized cost represented a loan to Alda Marine and AMIRIB as of December 31, 2012 (and to only Alda Marine: €18 million as of December 31, 2011 and €24 million as of December 31, 2010).

(2)	All of which is current as of December 31, 2012, as of December 31, 2011 and as of December 31, 2010.

No financial asset is considered as being held to maturity.

The cumulated fair value changes of financial assets available for sale represented a potential gain as of December 31, 2012 of €29 million that was booked directly in equity (€13 million as of December 31, 2011 and €24 million as of December 31, 2010).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17

a/ Financial assets available for sale

	December 31, 2012			December 31, 2011			December 31, 2010
(In millions of euros)	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total	Other non-current financial assets	Marketable securities	Total
Net carrying amount at January 1	216	144	360	202	156	358	210	271	481
Additions/(disposals)	(24)	35	11	7	(8)	(1)	7	(137)	(130)
Fair value changes	-	16	16	(2)	(9)	(11)	(36)	14	(22)
Impairment losses (1)	(6)	-	(6)	(2)	2	-	(15)	(1)	(16)
Change in consolidated group	-	-	-	-	-	-	-	-	-
Other changes	(5)	-	(5)	11	3	14	36	9	45
Net carrying amount at December 31	181	195	376	216	144	360	202	156	358
Of which:
• at fair value (2)	8	146	154	8	131	139	17	143	160
• at cost	173	49	222	208	13	221	185	13	198

(1)	Included in the amounts reported in Note 7.

(2)	Fair value hierarchy is presented in Note 1q ii.

Financial assets available for sale are stated at fair value, except for non-listed financial assets, which are stated at amortized cost, if no reliable fair value exists.

(In millions of euros) Fair value changes:	2012	2011	2010
Fair value changes recognized directly in other comprehensive income	16	(6)	1
Changes resulting from gains (losses) previously recognized in other comprehensive income now recognized in net income (loss) due to disposals	-	(5)	(23)
Total	16	(11)	(22)

b/ Financial assets at fair value through profit or loss

(In millions of euros)	2012	2011	2010
Net carrying amount at January 1	896	592	1,817
Additions/(disposals)	531	279	(1,266)
Fair value changes	9	3	10
Other changes	(5)	22	31
Net carrying amount at December 31	1,431	896	592

c/ Financial assets at amortized cost

(In millions of euros)	2012	2011	2010
Net carrying amount at January 1	204	99	87
Additions/(disposals)	(10)	8	25
Impairment losses	(24)	-	(1)
Change in consolidated group	-	-	-
Other changes (reclassifications)	(124)	97	(12)
Net carrying amount at December 31	46	204	99

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18, NOTE 19

NOTE 18     CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Cash	2,362	2,316	4,730
Cash equivalents	1,039	1,218	310
Of which Money market mutual funds	906	376	57
Of which Other (certificates of deposit, treasury bills, etc)	133	842	253
Cash and Cash Equivalents - excluding discontinued operations	3,401	3,534	5,040
Cash in discontinued operations	-	9	-
Cash and Cash Equivalents - including discontinued operations	3,401	3,543	5,040

As of December 31, 2011, €9 million of cash was reclassified in assets held for sale due to the pending disposal of Genesys (see Note 10).

As of December 31, 2012, €949 million of cash and cash equivalents were held in countries subject to exchange control restrictions (mainly China) (€959 million as of December 31, 2011 and €1,044 million as of December 31, 2010).

NOTE 19     OPERATING WORKING CAPITAL

Operating working capital

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Inventories and work in progress, net	1,940	1,975	2,295
Trade receivables and other receivables, net (1)	2,861	3,407	3,664
Advances and progress payments	54	66	75
Customers’ deposits and advances	(718)	(590)	(803)
Trade payables and other payables	(3,729)	(3,892)	(4,325)
Operating working capital, net	408	966	906

(In millions of euros)	December 31, 2011	Cash flow	Change in consolidated group	Translation adjustments and other	December 31, 2012
Inventories and work in progress	2,430	123	-	(165)	2,388
Trade receivables and other receivables (1)	3,530	(543)	1	(7)	2,981
Advances and progress payments	66	(11)	-	(1)	54
Customers’ deposits and advances	(590)	(94)	-	(34)	(718)
Trade payables and other payables	(3,892)	180	(5)	(12)	(3,729)
Operating working capital, gross	1,544	(345)	(4)	(219)	976
Cumulated valuation allowances	(578)	-	-	10	(568)
Operating working capital, net	966	(345)	(4)	(209)	408

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 28.

Amounts due to / from customers on construction contracts

(In millions of euros) Analysis of amounts due from/to customers on construction contracts	December 31, 2012	December 31, 2011	December 31, 2010
Amounts due from customers on construction contracts	723	557	408
Amounts due to customers on construction contracts	(103)	(57)	(28)
Total	620	500	380
Work in progress on construction contracts, gross	493	257	246
Work in progress on construction contracts, depreciation	(23)	(7)	(4)
Accrued receivables on construction contracts	262	347	235
Product sales reserves - construction contracts	(112)	(97)	(97)
Total	620	500	380

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20, NOTE 21

NOTE 20    INVENTORIES AND WORK IN PROGRESS

a/ Analysis of net value

(In millions of euros)	2012	2011	2010
Raw materials and goods	283	387	526
Work in progress excluding construction contracts	845	874	1,006
Work in progress on construction contracts, gross	493	257	246
Finished products	767	912	953
Gross value	2,388	2,430	2,731
Valuation allowance	(448)	(455)	(436)
Total, net	1,940	1,975	2,295

b/ Change in valuation allowance

(In millions of euros)	2012	2011	2010
At January 1	(455)	(436)	(500)
(Additions)/ reversals	(171)	(170)	(113)
Utilization	40	31	53
Changes in consolidated group	-	1	4
Net effect of exchange rate changes and other changes	138	119	120
At December 31	(448)	(455)	(436)

NOTE 21    TRADE RECEIVABLES AND RELATED ACCOUNTS

(In millions of euros)	2012	2011	2010
Receivables bearing interest	41	114	167
Other trade receivables	2,940	3,416	3,650
Gross value	2,981	3,530	3,817
Accumulated impairment losses	(120)	(123)	(153)
Total, net	2,861	3,407	3,664
Of which due after one year on the net value	55	95	72

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22, NOTE 23, NOTE 24

NOTE 22    OTHER ASSETS AND LIABILITIES

(In millions of euros) Other assets	December 31, 2012	December 31, 2011	December 31, 2010
Other current assets	734	977	885
Other non-current assets	428	296	257
Total	1,162	1,273	1,142
Of which:
• Currency derivatives	29	65	54
• Interest-rate derivatives - hedging	33	36	44
• Interest-rate derivatives - other	-	1	23
• Commodities derivatives	-	-	-
• Other tax receivables	696	658	526
• Other current and non-current assets	404	513	495

(In millions of euros) Other liabilities	December 31, 2012	December 31, 2011	December 31, 2010
Other current liabilities	1,206	1,729	1,695
Other non-current liabilities	177	211	259
Total	1,383	1,940	1,954
Of which:
• Currency derivatives	40	76	82
• Interest-rate derivatives - hedging	-	-	2
• Interest-rate derivatives - other	1	4	24
• Commodities derivatives	-	-	-
• Other tax payables	291	315	361
• Accrued wages and social charges	768	1,055	1,080
• Other current and non-current liabilities	283	490	405

NOTE 23    ALLOCATION OF 2012 NET INCOME (LOSS)

Our Board of Directors will propose at the Annual Shareholders’ Meeting to be held on May 7, 2013 not to distribute a dividend for the year ended December 31, 2012. No dividends were distributed for the years 2011 and 2010.

NOTE 24     EQUITY

a/ Number of shares comprising the capital stock

Number of shares	2012	2011	2010
Number of ordinary shares issued (share capital)	2,326,563,826	2,325,383,328	2,318,385,548
Treasury shares	(58,180,222)	(58,219,944)	(58,202,419)
Number of shares in circulation	2,268,383,604	2,267,163,384	2,260,183,129
Weighting effect of share issues (of which stock options exercised)	(288,250)	(2,139,095)	(226,725)
Weighting effect of treasury shares	(5,663)	(96)	(79,141)
Number of shares used for calculating basic earnings per share	2,268,089,691	2,265,024,193	2,259,877,263

b/ Capital stock and additional paid-in capital

At December 31, 2012, the capital stock consisted of 2,326,563,826 ordinary shares of nominal value €2 (2,325,383,328 ordinary shares of nominal value €2 at December 31, 2011 and 2,318,385,548 ordinary shares of nominal value €2 at December 31, 2010).

During 2012, increases in capital stock and additional paid-in capital amounted to €0 million. These increases related to the following transactions:

—	issuance of 1,180,498 shares for €0 million, as a result of the exercise of performance shares (including additional paid-in capital of €(2) million).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

During 2011, increases in capital stock and additional paid-in capital amounted to €16 million. These increases related to the following transactions:

—	issuance of 6,877,148 shares for €15 million, as a result of the exercise of options and performance shares (including additional paid-in capital of €1 million);

—	conversion of 20,632 convertible bonds into Alcatel-Lucent shares generating a capital increase of €0 million (including additional paid-in capital of €0 million); and

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

In order to maintain or adjust the capital structure, the Group can adjust the amount of dividends paid to shareholders (see Note 23), or repurchase its own shares (see Note 24d) or issue new shares, or issue convertible bonds or similar instruments (see Note 25).

The Group is not party to any contract restricting the issuance of additional equity.

c/ Stock options, performance shares and share-based payments

Share-based payments

During the vesting period, estimated annual forfeiture rates of 5% for share-based payments granted are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Impact on income (loss) from operating activities of share-based payments resulting from stock options, stock purchase plans and restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	2012	2011	2010
Compensation expense for share-based payments	35	35	39
Presented in the income statement:
— cost of sales	6	7	10
— administrative and selling expenses	22	20	18
— research and development costs	7	8	11
— restructuring costs	-	-	-
Of which equity settled	26	29	38
Of which cash settled (1)	9	6	1

(1)	Includes grants of phantom shares and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

The reserve for cash settled instruments is €8 million at December 31, 2012 (€3 million at December 31, 2011 and €1 million at December 31, 2010).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

Stock options

Details of stock options at December 31, 2012 are as follows:

Grant date	Exercise period	Exercise price	Number of stock options granted	Number of outstanding stock options	Number of vested stock options
1/3/05	1/3/06 to 1/2/13	€11.41	497,500	210,814	210,814
3/10/05	3/10/06 to 3/9/13	€10.00	16,756,690	9,205,323	9,205,323
6/1/05	6/1/6 to 5/31/13	€8.80	223,900	47,200	47,200
9/1/05	9/1/06 to 8/31/13	€9.80	72,150	33,850	33,850
11/14/05	11/14/06 to 11/13/13	€10.20	54,700	7,800	7,800
3/8/06	3/8/07 to 3/7/14	€11.70	17,009,320	10,096,370	10,096,370
5/15/06	5/15/07 to 5/14/14	€12.00	122,850	65,600	65,600
8/16/06	8/16/07 to 8/15/14	€9.30	337,200	239,100	239,100
11/8/06	11/8/07 to 11/7/14	€10.40	121,100	28,800	28,800
3/1/07	3/1/08 to 2/28/15	€10.00	204,584	118,484	118,484
3/28/07	3/28/08 to 3/27/15	€9.10	40,078,421	23,819,136	23,819,136
8/16/07	8/16/08 to 8/15/15	€9.00	339,570	141,325	141,325
11/15/07	11/15/08 to 11/14/15	€6.30	294,300	131,600	131,600
3/25/08	3/25/09 to 3/24/16	€3.80	47,987,716	33,459,407	33,459,407
4/4/08	4/4/09 to 4/3/16	€3.80	800,000	0	0
7/1/08	7/1/09 to 6/30/16	€4.40	223,700	125,950	125,950
9/17/08	9/17/09 to 9/16/16	€3.90	250,000	156,250	156,250
12/31/08	12/31/09 to 12/30/16	€2.00	2,052,400	1,700,814	1,700,814
3/18/09	3/18/10 to 3/17/17	€2.00	52,387,510	40,275,795	38,604,288
7/1/09	7/1/10 to 6/30/17	€2.00	443,500	348,497	315,001
10/1/09	10/1/10 to 9/30/17	€2.90	282,500	175,961	152,230
12/1/09	12/1/10 to 11/30/17	€2.50	108,400	86,200	79,045
3/17/10	3/17/11 to 3/16/18	€2.40	18,734,266	16,166,218	10,950,534
7/1/10	7/1/11 to 6/30/18	€2.20	721,000	641,500	308,092
10/1/10	10/1/11 to 9/30/18	€2.30	851,000	776,500	214,855
12/9/10	12/9/11 to 12/8/18	€2.20	125,500	110,500	57,480
3/1/11	3/1/12 to 2/28/19	€3.20	605,000	546,000	90,820
3/16/11	3/16/12 to 3/15/19	€3.70	11,251,125	10,324,095	2,321,851
6/1/11	6/1/12 to 5/31/19	€4.20	414,718	341,418	69,639
9/1/11	9/1/12 to 8/31/19	€2.50	171,000	148,625	36,749
12/1/11	12/1/12 to 11/30/19	€2.00	145,500	137,500	26,875
3/14/12	3/14/13 to 3/13/20	€2.00	10,770,255	10,379,163	101,850
8/13/12	8/13/13 to 8/12/20	€2.00	390,400	390,400	0
12/17/12	12/17/13 to 12/16/20	€2.00	94,500	94,500	0
Spatial Wireless 5/28/01 to 10/14/04	5/28/02 to 10/14/14	€0.24 to €9.10	1,592,147	184,383	184,383
Timetra 6/21/00 to 7/16/03	6/21/01 to 7/16/13	€0.53 to €7.97	4,125,247	883,522	883,522
Lucent 11/1/06	11/1/07 to 10/31/13	€9.35	6,088,483	2,263,911	2,263,911
Lucent 4/6/97 to 10/2/06	4/6/98 to 5/3/14	€0.28 to €10.00	4,554,564	39,775	39,775
Lucent 8/5/94 to 5/1/06	8/5/95 to 11/23/13	€10.01 to €20.00	1,126,872	22,774	22,774

Conditions of settlement

All stock options granted by historical Alcatel or historical Lucent (each prior to the business combination) or Alcatel-Lucent are exclusively settled in shares.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

Vesting conditions for plans covered by IFRS 2 (1)

Vesting	Options granted before May 2010 (except for the March 2009 to all employees and plans granted after May 2008 to Executive Committee members)	Options granted after May 2008 and before December 2010 to Executive Committee members	Options granted after January 2011 to Executive Committee members	Options granted in March 2009 to all employees	Options granted after June 2010
Service conditions	Successive portions over 4 years: 25% of the options are vested after 12 months and, for each month after the first year, 1/48.

For employees with a French employment contract:

Successive portions over 4 years: 50% after 2 years, 25% after 3 years and 25% after 4 years.

For other employees: linearly over 4 years (25% per year).

For employees with a French employment contract:

Successive portions over 4 years: 50% after 2 years, 25% after 3 years and 25% after 4 years.

For other employees: linearly over 4 years (25% per year).

Two successive tranches, at 50% per year over two years.

For employees with a French employment contract:

Successive portions over 4 years: 50% after 2 years, 25% after 3 years and 25% after 4 years.

For other employees: linearly over 4 years (25% per year).

Performance	Not applicable.

Applied to 50% of the grant.

Alcatel-Lucent shares will be measured yearly in relation to a representative sample of 14 peer group companies that are solution and service providers in the telecommunications equipment sector. Vesting depends on the Alcatel-Lucent ranking compared to its peers.

Applied to 50% of the grant.

Performance condition is linked to a financial criterion based on the “Free Cash Flow”. At the end of each period, depending on the performance level achieved, a coefficient of 100%, 75%, 50%, 20% or 0% is used to calculate the number of rights vested for each period.

				Not applicable.	Not applicable.

(1) Vesting conditions for plans of companies acquired by historical Alcatel and for plans of historical Lucent are not disclosed since these plans do not generate expense.

Number of options and exercise prices

Information on the number of stock options and exercise prices is presented below:

	All plans
	Number of stock options	Weighted average exercise price (in euros)
At January 1, 2010	211,840,871	11.10
Granted	20,431,766	2.39
Exercised	(341,047)	1.49
Forfeited	(21,309,115)	24.94
Expired	(13,920,778)	47.18
At December 31, 2010	196,701,697	6.16
Granted	12,587,343	3.66
Exercised	(6,213,092)	2.40
Forfeited	(10,056,788)	7.70
Expired	(17,139,380)	10.80
At December 31, 2011	175,879,780	5.58
Granted	11,255,155	2.00
Exercised	(46,596)	0.76
Forfeited	(10,926,218)	4.91
Expired	(12,437,061)	13.20
Outstanding at December 31, 2012	163,725,060	4.80

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

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

Assumptions and fair values for the main plans are as follows:

Plan	Grant date	Share price at grant date (in euros)	Expected volatility	Risk-free rate	Distribution rate on future income	Fair value (in euros)
March 2007	3/28/07	9.10	33%	4.00%	0.8% per year	3.04
March 2008	3/25/08	3.80	45%	3.90%	0.8% per year	1.50
March 2009	3/18/09	1.228	64%	3.00%	0.8% per year	0.49
March 2009 All employees	3/18/09	1.228	64%	3.00%	0.8% per year	0.46
March 2010	3/17/10	2.400	45%	3.00%	0.8% per year	0.95
March 2011	3/16/11	3.700	40%	3.00%	0.8% per year	1.40
March 2012	3/14/12	1.800	60%	1.50%	0.8% per year	0.82

Other plans have fair values between €0.28 and €2.13 and a weighted average fair value of €1.00.

Plans related to acquired companies

Certain plans that existed at companies acquired in business combinations were converted into historical Alcatel or Alcatel-Lucent subscription stock option plans or stock purchase plans. For plans of companies acquired, the vesting conditions and the option lives of the original plans remain in place.

The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel-Lucent shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options.

Upon exercise, Alcatel-Lucent will issue new ADSs (and, consequently, shares).

Performance shares

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

Vesting conditions for Performance Shares granted in 2011

The following rules are applicable to all performance share plans granted by Alcatel-Lucent in 2011:

—

service condition: For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office in France, his/her performance shares will vest at the end of a two-year vesting period. Such performance shares will be available following the expiration of a two-year holding period. For a beneficiary who is an employee and/or Executive Officer of a company within the Group with its registered office outside of France, the vesting period is four years, with no additional holding period; and

—

performance condition: It is based on the Alcatel-Lucent share price performance measured over two years against a representative sample of 12 other solution and service providers in the telecommunications equipment sector. The sample was

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24

chosen to obtain Alcatel-Lucent’s ranking among the following issuers: F5 Networks, Ciena, Juniper, ZTE, Tellabs, Arris, Cisco, ADTRAN, Comverse, Nokia, Ericsson and Motorola Solutions Inc. This sample of providers may be revised as the companies included evolve (due to mergers, bankruptcies, etc). The reference share price is calculated on the basis of the opening price for Alcatel-Lucent shares on the Euronext Paris market for the 20 trading days preceding the end of each one-year period. The changes in the share price of Alcatel-Lucent and the other issuers in the sample are measured at the end of the two reference periods of one year, which each counts for 50% of the rights granted. Depending on Alcatel-Lucent’s share price performance, a different coefficient is used to calculate the number of rights acquired during each period. The coefficient may be 100%, 70%, 50%, 20% or 0%, the latter corresponding to the case where Alcatel-Lucent is last in this ranking. The coefficient used for the second period applies to the balance of rights that are not acquired during the first period. For the purposes of determining the final number of vested performance shares at the expiration of the vesting period, with respect to the employees in Group companies having their registered office outside France, the performance of the Company’s share price and of the other issuers, who form part of the representative selection, will be calculated once again on the fourth anniversary date of the Grant Date. All issuers’ reference share prices at the Grant date will be compared to the average of all issuers’ reference share prices determined at each anniversary date of the Grant date during the 4-year vesting period, in order to establish a ranking of the Company and the other issuers in accordance with the performance of their share price for the whole four-year period. If the Company is not ranked in last position, the total number of performance shares as determined at the end of the second period will finally vest at the end of the vesting period.

Number of performance shares granted and changes in number of performance shares

The change in number of performance shares is shown below:

(In number of performance shares) Grant date	10/29/08	03/18/09	03/17/10	03/16/11	03/14/12
Outstanding at December 31, 2009	250,000	6,982,956	-	-	-
Granted	-	-	7,314,502	-	-
Acquired	-	(375)	-	-	-
Forfeited	-	(491,899)	(245,781)	-	-
Outstanding at December 31, 2010	250,000	6,490,682	7,068,721	-	-
Granted	-	-	-	10,139,786	-
Acquired	(250,000)	(515,205)	(1,958)	-	-
Forfeited	-	(672,314)	(192,785)	(355,576)	-
Outstanding at December 31, 2011	-	5,303,163	6,873,978	9,784,210	-
Granted	-	-	-	-	10,674,215
Acquired	-	(2,017)	(1,177,356)	(6,637)	(1,500)
Forfeited	-	(78,279)	(248,610)	(532,232)	(382,852)
Outstanding at December 31, 2012	-	5,222,867	5,448,012	9,245,341	10,289,863

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

Based on this assumption, the fair values of Alcatel-Lucent performance shares used in the calculation of compensation expense for share-based payments are as follows:

—	September 17, 2008 plan: fair value of €3.05;

—	October 29, 2008 plan: fair value of €1.63;

—	March 18, 2009 plan: fair value of €1.19;

—	March 17, 2010 plan: fair value of €2.40;

—	March 16, 2011 plan: fair value of €3.05; and

—	March 14, 2012 plan: fair value of €1.41.

d/ Treasury stock

Alcatel-Lucent established a buy-back program for the ordinary shares, which was renewed at the shareholders’ annual general meeting held on June 1, 2010, for the purpose of allocating those shares to employees of the Group under the terms provided by law, of honoring obligations arising from the issuance of securities conferring a right to the capital of the company or for use in an exchange or as payment for acquisitions. The purchases are limited to a maximum of 10% of the capital stock, and the

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25

authorization expires 18 months from the most recent shareholders’ general meeting at which authorization was given. As part of this program, no shares were purchased through December 31, 2012 (no shares were purchased in 2011 or 2010).

The carrying value of Alcatel-Lucent shares owned by Group consolidated subsidiaries was €1,567 million at December 31, 2012 (€1,567 million at December 31, 2011 and €1,566 million at December 31, 2010). They are deducted at cost from retained earnings.

e/ Non-controlling interests

(In millions of euros)
Balance at December 31, 2009	569
Other changes (1)	49
Non-controlling interests in 2010 income	42
Balance at December 31, 2010	660
Other changes (1)	38
Non-controlling interests in 2011 income	49
Balance at December 31, 2011	747
Other changes (1)	75
Non-controlling interests in 2012 income	(77)
Balance at December 31, 2012	745

(1)	This amount primarily relates to net gains (losses) recognized directly in equity attributable to non-controlling interests.

NOTE 25    COMPOUND FINANCIAL INSTRUMENTS

Compound financial instruments (convertible bonds)

(In millions of euros)	Oceane 2015			Oceane 2011
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2012	December 31, 2011	December 31, 2010
Statement of financial position
Equity component	98	139	177	-	-	-
Equity	98	139	177	-	-	-
Convertible bonds - due after one year	902	861	823	-	-	-
Convertible bonds - due within one year and interest paid and payable	25	26	25	-	-	857
Financial debt	927	887	848	-	-	857
Income statement
Finance costs relating to gross debt	(92)	(88)	(84)	-	-	(42)

(In millions of euros)	7.75% Lucent			2.875% Series A, Lucent			2.875% Series B, Lucent
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2012	December 31, 2011	December 31, 2010
Statement of financial position
Equity component	63	76	84	22	24	25	11	259	263
Equity	63	76	84	22	24	25	11	259	263
Convertible bonds - due after one year	656	660	630	51	51	48	-	444	420
Convertible bonds - due within one year and interest paid and payable	2	3	2	-	-	-	570 (1)	1	1
Financial debt	658	663	632	51	51	48	570	445	421
Income statement
Finance costs relating to gross debt	(66)	(60)	(62)	(4)	(3)	(13)	(36)	(28)	(29)

(1)	Includes €1 million of accrued interest on Lucent 2.875% Series B as of December 31, 2012.

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

12,627,240 bonds were repurchased during the third and the fourth quarters of 2009.

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

The bond holders may request that the bonds be converted and/or exchanged into new and/or existing shares of the Company at any time after October 20, 2009 and until the seventh business day preceding the maturity date or the relevant early redemption date.

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

The effective rate of interest of the debt component is 10.45% per annum including debt issuance costs.

At December 31, 2012, the fair value of the debt component of the OCEANE bonds was €993 million (see Note 27h) and the market value of the OCEANE bonds was €1,009 million (€690 million and €753 million respectively as of December 31, 2011, €900 million and €1,053 million as of December 31, 2010).

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

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at December 31, 2012	U.S.$ 94,969,668	U.S.$ 765,000,000
Conversion ratio	59.7015	65.1465
Conversion price	U.S.$ 16.75	U.S.$ 15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

During the year 2012, we repurchased Lucent 2.875% Series B convertible bonds for a nominal value of U.S.$ 115.5 million.

As explained in Note 2j, we re-assessed at the end of the second quarter of 2012 the reliability of the future estimated cash flows related to Lucent’s 2.875 % Series B convertible debenture, and, based upon the remaining period until the next optional redemption date (i.e. June 15, 2013), the current and recent share price and other market data, we considered as a reliable estimate that bond holders will ask for redemption during the optional redemption period. It was therefore decided to change the estimated future cash flows associated to this convertible debenture and to amend the accounting presentation in accordance with IAS 39 requirements. This change in estimates represented an “other financial loss” of US$(229) million (€(178.1) million, see Note 8) and a corresponding increase in the carrying value of this financial debt compared to December 31, 2011.

In June 2009, we re-assessed the reliability of the future estimated cash flows from Lucent’s 2.875 % Series A convertible debentures. Based upon the remaining period until the then next optional redemption date (i.e. June 15, 2010), the current and recent share price and other market data, we considered as a reliable estimate that bond holders would redeem the bonds on the optional redemption date. Therefore, the estimated future cash flows associated with this convertible debenture were changed and the accounting presentation was amended in accordance with IAS 39 requirements. The outstanding nominal value of the Series A convertible debentures was US$ 455 million just before June 15, 2010. By this date, a nominal value of US$ 360 million of Series A debentures had been presented for reimbursement. The US$ 360 million plus accrued interest was paid in cash to the bond holders. At June 30, 2010 and for the remaining US$ 95 million of bonds outstanding, we did not consider it possible to estimate

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

reliably the future cash flows and the expected life of the remaining debentures. This was because the next optional redemption date of June 15, 2015 was too far in the future and too many uncertainties existed concerning Alcatel-Lucent’s share price and other market data to envisage the redemption of these debentures as of June 15, 2015. Thus, and as prescribed by IAS 39, we applied the initial accounting treatment and adjusted the carrying amount of the outstanding 2.875% Series A convertible debentures, using the contractual cash flows up to the contractual maturity date of the debentures, that is June 15, 2023. A profit of US$ 32 million (€24 million - see Note 8) was recognized in “Other financial income (loss)” in the second quarter of 2010, resulting in a corresponding decrease in the carrying value of the 2.875% Series A convertible debentures.

The effective rate of interest of the debt component is 6.79% for the 2.875% Series A convertible debentures and 6.83% for the 2.875% Series B convertible debentures.

At December 31, 2012, the fair value of the debt component of the remaining convertible debentures (see Note 27h) was €66 million for the 2.875% Series A and €572 million for the 2.875% Series B (€53 million and €563 million respectively as of December 31, 2011 and €71 million and €578 million respectively as of December 31, 2010) and the market value of the remaining convertible bonds was €66 million for Series A and €584 million for Series B (€53 million and €594 million respectively as of December 31, 2011 and €71 million and €621 million respectively as of December 31, 2010).

7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal year 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of U.S.$1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75% convertible subordinated debentures due March 15, 2017, which represented all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

Alcatel-Lucent USA Inc. may redeem the debentures, in whole or in part, for cash at par. To the extent Alcatel-Lucent USA Inc. redeems debentures, the Trust is required to redeem a corresponding amount of trust preferred securities. Alcatel-Lucent USA Inc. has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the trust preferred securities to the extent Alcatel-Lucent USA Inc. makes payments on the debentures to the Trust.

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

The effective rate of interest of the debt component is 9.81% per annum.

At December 31, 2012, the fair value of the debt component of the remaining convertible bonds (see Note 27h) was €585 million and the market value of the remaining convertible bonds was €585 million (€439 million and €441 million respectively as of December 31, 2011 and €615 million and €617 million respectively as of December 31, 2010).

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

Contributions made to defined contribution plans (excluding mandatory social security plans organized at state or industry level) were €123 million for 2012 (€119 million for 2011 and €113 million for 2010).

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

For employees of the former Lucent Group, Alcatel-Lucent maintains defined benefit pension plans covering employees and retirees, a majority of which are located in the U.S., as well as other post-retirement benefit plans for U.S. retirees that include health care, dental benefits and group life insurance coverage. The U.S. pension plans feature a traditional service-based program, as well as a cash balance program. The cash balance program was added to the defined benefit pension plan for U.S. management employees hired after December 31, 1998. No employees were transitioned from the traditional program to the cash balance program. Additionally, U.S. management employees covered by the cash balance program are not eligible to receive company-paid post-retirement health and group life insurance coverage. U.S. management employees with less than 15 years of service as of June 30, 2001 are not eligible to receive company-paid post-retirement group life insurance and health care benefits. Starting January 1, 2008, no new entrants were allowed into the defined benefit pension plan for U.S. management employees. On October 21, 2009, Alcatel-Lucent USA Inc. froze both the US defined benefit pension plan for U.S. management employees and the US supplemental pension plan effective January 1, 2010. For plan participants who continue to work for the Group, no additional benefits will accrue based on additional years of service in these plans after December 31, 2009.

a/ Actuarial assumptions

To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2012, 2011 and 2010 are as follows (the rates indicated are weighted average rates):

	2012	2011	2010
Discount rate	3.25%	3.88%	4.88%
Future salary increases	3.33%	3.49%	3.48%
Expected long-term return on assets	6.05%	6.42%	6.57%
Post-retirement cost trend rate	6.90% to 5.10%	8.00% to 5.40%	7.70% to 5.90%

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

The above rates are broken down by geographical segment as follows for 2012, 2011 and 2010:

	Discount rate	Future salary increases	Estimated long-term return on assets
2010
France	4.75%	3.50%	5.45%
Belgium	4.75%	3.00%	4.00%
United Kingdom	5.50%	4.95%	5.54%
Germany	4.75%	3.00%	3.00%
Rest of Europe	3.90%	2.77%	3.88%
United States of America	4.92%	3.76%	6.85%
Other	4.67%	3.71%	4.03%
2011
France	3.75%	3.37%	5.45%
Belgium	3.75%	3.00%	4.20%
United Kingdom	4.50%	4.84%	5.15%
Germany	3.75%	3.00%	4.00%
Rest of Europe	3.32%	2.73%	3.39%
United States of America	3.89%	3.77%	6.73%
Other	4.65%	3.84%	3.53%
2012
France	2.75%	2.95%	4.25%
Belgium	2.75%	3.25%	4.20%
United Kingdom	4.25%	4.27%	3.66%
Germany	2.75%	3.00%	5.50%
Rest of Europe	2.53%	2.54%	3.29%
United States of America	3.29%	3.77%	6.32%
Other	4.08%	3.25%	3.51%

The discount rates are obtained by reference to market yields on high quality bonds (government and prime-rated corporations - AA or AAA) in each country having maturity dates equivalent to those of the plans.

For the euro Zone and United Kingdom, the discount rates used are the Bloomberg Corporate AA yields and, for the U.S., the “original” CitiGroup pension discount yield curve was used. These references comply with IAS 19 requirements and have been retained consistently by us for years.

The returns on plan assets are determined plan by plan and depend upon the asset allocation of the investment portfolio and the expected future performance.

b/ Components of net periodic cost of post-employment benefit

(In millions of euros)	2012	2011	2010
Service cost	(73)	(65)	(63)
Interest cost	(1,127)	(1,261)	(1,418)
Expected return on plan assets	1,744	1,678	1,757
Amortization of prior service cost	(2)	2	-
Effect of curtailments and settlements	24	8	13
Plan amendments	204	67	30
Net periodic benefit (cost)	770	429	319
Of which:
— Recognized in Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(75)	(63)	(63)
— Recognized in restructuring costs	24	8	13
— Post-retirement benefit plan amendments	204	67	30
— Recognized in other financial income (loss)	617	417	339
— Recognized in income (loss) from discontinued operations	-	-	-

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

c/ Change in the obligation recorded in the statement of financial position

(In millions of euros)	2012	2011	2010
Change in benefit obligation
Benefit obligation at January 1	(30,843)	(28,054)	(25,910)
Service cost	(73)	(65)	(63)
Interest cost	(1,127)	(1,261)	(1,418)
Plan participants’ contributions	(126)	(146)	(140)
Amendments	69	70	18
Business combinations	(22)	(2)	(1)
Disposals	1	12	6
Curtailments	24	2	15
Settlements	646	179	5
Special termination benefits	-	-	(2)
Actuarial gains and (losses)	(1,700)	(2,965)	(1,277)
Benefits paid	2,586	2,364	2,581
Medicare Part D Subsidy	(22)	(22)	(28)
Foreign currency translation and other	483	(955)	(1,840)
Benefit obligation at December 31	(30,104)	(30,843)	(28,054)
Benefit obligation excluding effect of future salary increases	(29,782)	(30,555)	(27,760)
Effect of future salary increases	(322)	(288)	(294)
Benefit obligation	(30,104)	(30,843)	(28,054)
Pertaining to retirement plans	(26,958)	(27,334)	(24,719)
Pertaining to post-employment health care plans	(3,146)	(3,509)	(3,335)
Change in plan assets
Fair value of plan assets at January 1	29,013	27,538	24,925
Expected return on plan assets	1,744	1,678	1,757
Actuarial gains and (losses)	1,258	1,105	1,244
Employers’ contributions	156	168	188
Plan participants’ contributions	126	146	140
Amendments	-	-	-
Business combinations	22	2	1
Disposals	-	(8)	-
Curtailments	-	-	-
Settlements	(511)	(173)	-
Benefits paid/Special termination benefits	(2,530)	(2,323)	(2,520)
Foreign currency translation and other	(482)	880	1,803
Fair value of plan assets at December 31	28,796	29,013	27,538
Present value of defined benefit obligations that are wholly or partly funded	(28,468)	(29,206)	(26,490)
Fair value of plan assets	28,796	29,013	27,538
Funded (unfunded) status of defined benefit obligations that are wholly or partly funded	328	(193)	1,048
Present value of defined benefit obligations that are wholly unfunded	(1,636)	(1,637)	(1,564)
Unfunded status	(1,308)	(1,830)	(516)
Unrecognized prior service cost	8	10	11
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,233)	(1,121)	(1,839)
Net amount recognized	(2,533)	(2,941)	(2,344)
Of which:
• prepaid pension costs	2,797	2,765	2,746
• pensions, retirement indemnities and other post-retirement benefit obligations	(5,330)	(5,706)	(5,090)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Change in pension and post-retirement net asset (liability) recognized

	December 31, 2012			December 31, 2011			December 31, 2010
(In millions of euros)	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	50	(2,991)	(2,941)	454	(2,798)	(2,344)	(139)	(2,504)	(2,643)
Operational charge	(72)	(3)	(75)	(60)	(3)	(63)	(60)	(3)	(63)
Financial income (1)	709	(92)	617	530	(113)	417	473	(134)	339
Curtailment (2)	24	-	24	8	-	8	13	-	13
Pension and healthcare plan amendments (3)	144	60	204	67	-	67	-	30	30
Discontinued operations (Genesys business)	-	-	-	(0)	-	(0)	(0)	-	(0)
Total recognized in profits (losses)	805	(35)	770	545	(116)	429	426	(107)	319
Actuarial gains and (losses) for the period	(376)	(66)	(442)	(1,623)	(237)	(1,860)	218	(251)(5)	(33)
Asset ceiling limitation and IFRIC14 effect	(130)	-	(130)	727	-	727	(57)	-	(57)
Total recognized in Statement of comprehensive income (4)	(506)	(66)	(572)	(896)	(237)	(1,133)	161	(251)	(90)
Contributions and benefits paid	177	13	190	179	7	186	201	25	226
420 transfer	(393)	393	-	(252)	252	-	(234)	234	-
Change in consolidated companies	-	-	-	3	-	3	5	-	5
Other (reclassifications and exchange rate changes)	(30)	50	20	17	(99)	(82)	34	(195)	(161)
Net asset (liability) recognized at the end of the period	103	(2,636)	(2,533)	50	(2,991)	(2,941)	454	(2,798)	(2,344)
Of which:
• Prepaid pension costs	2,797	-	2,797	2,765	-	2,765	2,746	-	2,746
• Pension, retirement indemnities and post-retirement benefits liability	(2,694)	(2,636)	(5,330)	(2,715)	(2,991)	(5,706)	(2,292)	(2,798)	(5,090)

(1)	This income is mainly due to the expected return on plan assets (refer to Note 8).

(2)	Accounted for in restructuring costs.

(3)	Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(4)	The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

(5)	For 2010, includes a €6 million actuarial loss related to a change in the Private Fee For Service cost assumption due to the 2010 US Healthcare reform.

Funding requirements are usually determined for each individual plan, and as a result excess plan assets for overfunded plans cannot be used for underfunded plans. The underfunded status, which amounted to €1,308 million at December 31, 2012 (underfunded status amounted €1,830 million at December 31, 2011 and underfunded status amounted to €516 million at December 31, 2010) relates primarily to U.S. post-retirement benefits (see below) and to plans in France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans. See Note 26g below for information on U.S. plans.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

The benefit obligation, the fair value of the plan assets and the actuarial gains (losses) generated for the current year and the previous years are as follows:

				Experience adjustments generated on the benefit obligation		Experience adjustments generated on the plan assets
(In millions of euros)	Benefit obligation	Plan assets	Funded (unfunded) status	Amount	In percentage of the benefit obligation	Amount	In percentage of the plan assets
2008	(25,498)	25,069	(429)	290	1.14%	(4,119)	16.43%
2009	(25,910)	24,925	(985)	(142)	0.55%	1,033	4.14%
2010	(28,054)	27,538	(516)	(51)	0.18%	1,244	4.52%
2011	(30,843)	29,013	(1,830)	124	0.40%	1,105	3.81%
2012	(30,104)	28,796	(1,308)	107	0.36%	1,258	4.37%

In respect of the health care plans, a change of one percentage point in the assumed health costs has the following impact:

(In millions of euros)	Increase of 1%	Decrease of 1%
Impact on the current service cost and interest costs	(4)	3
Impact on the benefit obligation	(93)	83

The plan assets of retirement plans are invested as follows:

(In millions of euros and percentage)	Bonds	Equity securities	Private equity and other	Real estate	Total
2010	17,878	4,540	3,257	1,863	27,538
	65%	16%	12%	7%	100%
2011	20,291	2,979	3,701	2,042	29,013
	70%	10%	13%	7%	100%
2012	20,359	3,375	2,992	2,070	28,796
	71%	12%	10%	7%	100%
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

The expected contributions and benefits paid directly by the Group to retirees for 2013 are €203 million for the pension and other post-retirement benefit plans.

Expected benefit payments made to beneficiaries from defined benefit plans through 2022 are as follows:

(In millions of euros) Total	Expected benefit payments
2013	2,203
2014	2,133
2015	2,128
2016	2,054
2017	2,013
2018 - 2022	9,211

d/ Cumulative amounts for actuarial differences (before taxes) booked against the Consolidated Statements of Comprehensive Income

(In millions of euros)	2012	2011	2010
Balance at January 1	(3,631)	(1,771)	(1,738)
Net actuarial (losses)/gains during the period (excluding asset ceiling)	(442)	(1,860)	(33)
Balance at December 31	(4,073)	(3,631)	(1,771)
Net actuarial (losses)/gains on asset ceiling during the period	(130)	727	(57)
Total net actuarial (losses)/gains during the period	(572)	(1,133)	(90)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

e/ Funded status

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Benefit obligation	(30,104)	(30,843)	(28,054)
Fair value of plan assets	28,796	29,013	27,538
Funded (unfunded) status	(1,308)	(1,830)	(516)
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,225)	(1,111)	(1,828)
Net liability recognized at end of period	(2,533)	(2,941)	(2,344)

Detail of funded status by country

(In millions of euros)	2012	2011	2010
USA (1)	(566)	(1,085)	(85)
Belgium	822	789	829
United Kingdom	76	(58)	(37)
Germany	(1,118)	(1,001)	(894)
Other	(522)	(475)	(329)
Total (unfunded) funded status	(1,308)	(1,830)	(516)
(1)	see detailed information by plans in Note 26g.

f/ Pension and healthcare plan amendments

2012 U.S. represented healthcare plan amendment

Alcatel-Lucent’s 2004 U.S. collective bargaining agreement provides for retiree healthcare benefits, among other items, for formerly represented retirees. The collective bargaining agreement will expire on May 24, 2014. In April 2012, Alcatel-Lucent and its unions agreed to a seven-month extension of retiree healthcare benefits until December 31, 2013 although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2013. On December 28, 2012, Alcatel-Lucent and its unions agreed to a one-year extension of retiree healthcare benefits until December 31, 2014 although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2014. These reductions in an existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement during 2012 for an amount of U.S.$ 77 million. Also on December 28, 2012, Alcatel-Lucent and the communications workers of America agreed to a one-year extension of their collective bargaining agreements from May 25, 2013 to May 24, 2014.

2012 U.S. pension lump sum offer for deferred vested participants

During the third and fourth quarters of 2012, Alcatel-Lucent offered the deferred vested participants in the defined benefit pension plan for U.S. management employees and U.S. inactive occupational pension plan the right to elect a lump sum payment rather than a pension payment during a specific window period (the window period only applies to deferred vested participants that cannot apply permanently for the lump sum payment). Because the current IAS 19 discount rate is lower than the pension/lump sum conversion rate, that difference results in a one-time credit that is recorded when the lump sum payment is made. This credit was U.S.$174 million during 2012. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

2012 Switzerland pension plan amendment

At the beginning of 2012, several amendments (increase of savings contribution, decrease of the conversion rate, decrease of the benefits paid in case of death of a pensioner, decrease of death benefit) were made to the Swiss pension plan resulting in a gain of €9 million. This plan amendment is accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

2012 Regulations affecting U.S. qualified pension plan funding requirements

From the regulatory perspective – which determines pension funding requirements – the Moving Ahead for Progress in the 21st Century Act, enacted on July 6, 2012, will stabilize the interest rates used to determine our U.S. pension plan funding by establishing “corridors” around a 25-year average rate, which will increase the interest rates to be used for funding valuations. According to a preliminary assessment of the Group’s U.S. pension plans, the new legislation would suggest that no funding contribution should be required through at least 2016.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

2011 U.S. management pension plan amendment

Starting April 1, 2011, about 3,000 current active participants in the defined benefit pension plan for U.S. management employees can opt to receive a lump sum when they retire. One of our actuarial assumptions was that, on average, future lump-sum amounts will be determined using a 6% conversion discount rate. Because the current IAS 19 discount rate is lower, that difference resulted in a one-time credit of €67 million for the year ended December 31, 2011. This impact was accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement.

2010 U.S. management healthcare plan amendment

The Patient Protection and Affordable Care Act (PPACA) of 2010 reduced funding for Medicare Advantage plans and eliminated the Medicare Advantage Private-Fee-For-Service arrangement (PFFS) effective January 1, 2011. As a result, our PFFS plan was transitioned to another Medicare Advantage plan called the National Preferred Provider Organization (PPO). The impact of the reduced funding was reflected in the first quarter of 2010. Alcatel-Lucent USA Inc. amended its Medicare Advantage National PPO plan in the third quarter of 2010 with an effective date of January 1, 2011 to increase the out-of-pocket maximums paid by Medicare eligible management participants and their Medicare eligible dependents, which reduced the benefit obligation by €30 million for the year ended December 31, 2010. This impact is accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

g/ Alcatel-Lucent’s U.S. pension and post-retirement obligations

The following tables summarize changes in the benefit obligation, the plan assets and the funded status of Alcatel-Lucent’s U.S. pension and post-retirement benefit plans as well as the components of net periodic benefit costs, including key assumptions. The measurement dates for plan assets and obligations were December 31, 2012, December 31, 2011 and December 31, 2010. In addition, interim measurements were made to the major plans as of March 31, June 30, and September 30, to reflect the funded status of those plans in the financial statements at the end of those periods. These interim measurements impact the pension and post-retirement cost for the immediately succeeding period. All these data are included in the figures presented on a consolidated basis in Notes 26b, c, d and e.

(In millions) 2012	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2012	(30,232)	(23,365)	(4,541)	(3,509)
Service cost	(9)	(7)	(3)	(3)
Interest cost	(1,104)	(859)	(154)	(120)
Plan participants’ contributions	-	-	(153)	(119)
Amendments	-	-	77	60
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	804	625	-	-
Special termination benefits	-	-	-	-
Actuarial gains (losses)	(1,793)	(1,395)	(90)	(70)
Benefits paid	2,361	1,837	743	578
Medicare Part D subsidy	-	-	(29)	(22)
Foreign currency translations and other	-	446	-	59
Benefit obligation at December 31, 2012	(29,973)	(22,718)	(4,150)	(3,146)
Change in plan assets
Fair value of plan assets at January 1, 2012	32,698	25,271	671	518
Expected return on plan assets	2,044	1,591	36	28
Actuarial gains (losses)	1,426	1,109	5	4
Employers’ contributions	33	26	45	35
Plan participants’ contributions	-	-	153	119
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	(630)	(490)	-	-
Benefits paid/Special termination benefits	(2,361)	(1,837)	(743)	(578)
420 transfer	(505)	(393)	505	393
Other (external transfer and exchange rate changes)	-	(489)	-	(9)
Fair value of plan assets at December 31, 2012	32,705	24,788	672	510
Funded status of the plan	2,732	2,070	(3,478)	(2,636)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(1,250)	(947)	-	-
Net asset (liability) recognized	1,482	1,123	(3,478)	(2,636)
Amounts recognized in the consolidated statements of financial position
Prepaid pension costs	2,603	1,973	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,121)	(850)	(3,478)	(2,636)
Net asset (liability) recognized	1,482	1,123	(3,478)	(2,636)

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

(In millions) 2011	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2011	(28,070)	(21,008)	(4,456)	(3,334)
Service cost	(7)	(5)	(4)	(3)
Interest cost	(1,338)	(961)	(193)	(139)
Plan participants’ contributions	-	-	(194)	(139)
Amendments	94	68	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Special termination benefits	-	-	-	-
Actuarial gains (losses)	(3,283)	(2,358)	(307)	(221)
Benefits paid	2,372	1,704	644	462
Medicare Part D subsidy	-	-	(31)	(22)
Foreign currency translations and other	-	(805)	-	(113)
Benefit obligation at December 31, 2011	(30,232)	(23,365)	(4,541)	(3,509)
Change in plan assets
Fair value of plan assets at January 1, 2011	31,695	23,721	717	536
Expected return on plan assets	2,109	1,515	35	25
Actuarial gains (losses)	1,583	1,137	(22)	(17)
Employers’ contributions	34	24	70	50
Plan participants’ contributions	-	-	194	139
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Benefits paid/Special termination benefits	(2,372)	(1,704)	(674)	(484)
420 transfer	(351)	(252)	351	252
Other (external transfer and exchange rate changes)	-	830	-	17
Fair value of plan assets at December 31, 2011	32,698	25,271	671	518
Funded status of the plan	2,466	1,906	(3,870)	(2,991)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(1,327)	(1,026)	-	-
Net asset (liability) recognized	1,139	880	(3,870)	(2,991)
Amounts recognized in the consolidated statements of financial position
Prepaid pension costs	2,552	1,972	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,413)	(1,092)	(3,870)	(2,991)
Net asset (liability) recognized	1,139	880	(3,870)	(2,991)

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

(In millions) 2010	Pension benefits		Post-retirement benefits
Change in benefit obligation	U.S.$	€	U.S.$	€
Benefit obligation at January 1, 2010	(27,907)	(19,372)	(4,414)	(3,064)
Service cost	(6)	(5)	(4)	(3)
Interest cost	(1,445)	(1,090)	(210)	(158)
Plan participants’ contributions	-	-	(174)	(131)
Amendments	-	-	40	30
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	5	4	1	1
Settlements	-	-	-	-
Special termination benefits	(2)	(2)	(1)	(1)
Actuarial gains (losses)	(1,175)	(886)	(346)	(261)
Benefits paid	2,460	1,855	702	530
Medicare Part D subsidy	-	-	(38)	(28)
Foreign currency translations and other	-	(1,512)	(12)	(249)
Benefit obligation at December 31, 2010	(28,070)	(21,008)	(4,456)	(3,334)
Change in plan assets
Fair value of plan assets at January 1, 2010	30,977	21,503	807	560
Expected return on plan assets	2,131	1,608	32	24
Actuarial gains (losses)	1,323	997	13	11
Employers’ contributions	34	26	83	62
Plan participants’ contributions	-	-	174	131
Amendments	-	-	-	-
Business combinations	-	-	-	-
Disposals	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Benefits paid/Special termination benefits	(2,460)	(1,855)	(702)	(530)
420 transfer	(310)	(234)	310	234
Other (external transfer and exchange rate changes)	-	1,676	-	44
Fair value of plan assets at December 31, 2010	31,695	23,721	717	536
Funded status of the plan	3,625	2,713	(3,739)	(2,798)
Unrecognized prior service cost (credit)	-	-	-	-
Unrecognized surplus due to asset ceiling	(2,187)	(1,637)	-	-
Net asset (liability) recognized	1,438	1,076	(3,739)	(2,798)
Amounts recognized in the consolidated statements of financial position
Prepaid pension costs	2,630	1,968	-	-
Pensions, retirement indemnities and other post-retirement benefit obligations	(1,192)	(892)	(3,739)	(2,798)
Net asset (liability) recognized	1,438	1,076	(3,739)	(2,798)

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Additional Information

(in millions) December 31, 2012	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management	(19,629)	(14,879)	19,006	14,405	(623)	(474)
U.S. occupational	(9,867)	(7,478)	13,699	10,383	3,832	2,905
Supplemental	(477)	(361)	-	-	(477)	(361)
Total Pension Benefits	(29,973)	(22,718)	32,705	24,788	2,732	2,070
Post-retirement Benefits
Non-represented health	(317)	(241)	-	-	(317)	(241)
Formerly represented health	(2,043)	(1,548)	294	223	(1,749)	(1,325)
Non-represented group life	(1,114)	(845)	306	233	(808)	(612)
Formerly represented group life	(673)	(509)	72	54	(601)	(455)
Other	(3)	(3)	-	-	(3)	(3)
Total Post-retirement Benefits	(4,150)	(3,146)	672	510	(3,478)	(2,636)

(in millions) December 31, 2011	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management (1)	(19,613)	(15,158)	18,689	14,444	(924)	(714)
U.S. occupational (1)	(10,155)	(7,849)	14,009	10,827	3,854	2,978
Supplemental	(464)	(358)	-	-	(464)	(358)
Total Pension Benefits	(30,232)	(23,365)	32,698	25,271	2,466	1,906
Post-retirement Benefits
Non-represented health	(374)	(289)	-	-	(374)	(289)
Formerly represented health	(2,459)	(1,900)	292	226	(2,167)	(1,675)
Non-represented group life	(1,060)	(819)	311	239	(749)	(579)
Formerly represented group life	(643)	(497)	68	53	(575)	(444)
Other	(5)	(4)	-	-	(5)	(4)
Total Post-retirement Benefits	(4,541)	(3,509)	671	518	(3,870)	(2,991)

(in millions) December 31, 2010	Obligations		Assets		Funded Status
Pension Benefits	U.S.$	€	U.S.$	€	U.S.$	€
U.S. management (2)	(17,858)	(13,365)	17,104	12,801	(754)	(564)
U.S. occupational (2)	(9,774)	(7,315)	14,591	10,920	4,817	3,605
Supplemental	(438)	(328)	-	-	(438)	(328)
Total Pension Benefits	(28,070)	(21,008)	31,695	23,721	3,625	2,713
Post-retirement Benefits
Non-represented health	(441)	(330)	-	-	(441)	(330)
Formerly represented health	(2,483)	(1,858)	274	205	(2,209)	(1,653)
Non-represented group life	(899)	(673)	336	251	(563)	(422)
Formerly represented group life	(627)	(470)	107	80	(520)	(390)
Other	(6)	(3)	-	-	(6)	(3)
Total Post-retirement Benefits	(4,456)	(3,334)	717	536	(3,739)	(2,798)

(1)	On December 1, 2011, we transferred about 10,300 beneficiaries from the U.S. occupational pension plans to the U.S. management pension plan. We transferred about U.S.$ 886 million in assets and U.S.$ 560 million in obligations determined in accordance with IFRSs (International Financial Reporting Standards).

(2)	On December 1, 2010, we transferred about 6,300 participants from the U.S. occupational pension plans to the U.S. management pension plan. We transferred about U.S.$ 790 million in assets and U.S.$ 530 million in obligations determined in accordance with IFRSs (International Financial Reporting Standards).

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Components of Net Periodic Benefit (Cost)

(In millions) 2012	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(9)	(7)	(3)	(3)
Interest cost on benefit obligation	(1,104)	(859)	(154)	(120)
Expected return on plan assets	2,044	1,591	36	28
Amortization of unrecognized prior service costs	-	-	-	-
Subtotal	931	725	(121)	(95)
Special termination benefits	-		-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	931	725	(121)	(95)
U.S. plan amendments	174	135	77	60
Pension credit/post-retirement benefit (cost)	1,105	860	(44)	(35)

(In millions) 2011	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(7)	(5)	(4)	(3)
Interest cost on benefit obligation	(1,338)	(961)	(193)	(139)
Expected return on plan assets	2,109	1,515	35	25
Amortization of unrecognized prior service costs	-	-	-	-
Subtotal	764	549	(162)	(117)
Special termination benefits	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	764	549	(162)	(117)
U.S. healthcare plan amendment	94	68	-	-
Pension credit/post-retirement benefit (cost)	858	617	(162)	(117)

(In millions) 2010	Pension benefits		Post-retirement benefits
Pension credit/post-retirement benefit (cost)	U.S.$	€	U.S.$	€
Service cost	(6)	(5)	(4)	(3)
Interest cost on benefit obligation	(1,445)	(1,090)	(210)	(158)
Expected return on plan assets	2,131	1,608	32	24
Amortization of unrecognized prior service costs	-	-	-	-
Subtotal	680	513	(182)	(137)
Special termination benefits	(2)	(2)	(1)	(1)
Curtailments	5	4	1	1
Settlements	-	-	-	-
Pension credit/post-retirement benefit (cost)	683	515	(182)	(137)
U.S. healthcare plan amendment	-	-	40	30
Pension credit/post-retirement benefit (cost)	683	515	(142)	(107)

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Key assumptions

Assumptions used to determine:	December 2012	December 2011	December 2010
Benefit obligations - discount rate
Pension	3.30%	3.91%	4.97%
Post-retirement health care and other	2.84%	3.54%	4.38%
Post-retirement group life	3.61%	4.11%	5.21%
Rate of compensation increase	3.86%	3.87%	3.85%
Net benefit cost or credit - discount rate
Pension	3.67%	4.74%	5.13%
Post-retirement health care and other	3.24%	4.24%	4.51%
Post-retirement group life	3.91%	5.02%	5.36%
Expected return on plan assets
Pension	6.32%	6.74%	6.89%
Post-retirement health care and other	5.22%	4.12%	2.64%
Post-retirement group life	7.24%	7.05%	6.23%

Due to the application of the revised IAS19 “Employee Benefits”, expected rates of return will no longer be used from January 1, 2013 onwards (see note 1 – Summary of accounting policies).

	December 31, 2012	December 31, 2011	December 31, 2010
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	6.90%	8.00%	7.70%
Health care cost trend rate assumed for next year (excluding post-retirement dental benefits)	7.00%	8.20%	7.80%
Rate that the cost trend rate gradually declines to	5.10%	5.40%	5.90%
Year that the rate reaches the rate it is assumed to remain at	2022	2021	2020

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1 percentage point
(In millions)	Increase	Decrease
Effect on total of service and interest cost components	(5)	4
Effect on post-retirement benefit obligation	(123)	110

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the corresponding value in the CitiGroup Curve, and for those years not presented in the CitiGroup Curve, we use the value of the last year presented for benefit payments expected to occur beyond the final year of the Curve. Then a single discount rate is selected that results in the same interest cost for the next period as the application of the individual rates would have produced. Rates are developed distinctly for each major plan; some very small plans are grouped for this process. The average durations of Alcatel-Lucent’s major pension obligations and post-retirement health care obligations were 10.07 years and 7.53 years, respectively, as of December 31, 2012 (10.03 years and 6.77 years, respectively, as of December 31, 2011 and 9.78 years and 6.41 years, respectively, as of December 31, 2010).

Alcatel-Lucent considered several factors in developing its expected rate of return on plan assets, including its historical returns and input from its external advisors. Individual asset class return forecasts were developed based upon current market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Alcatel-Lucent’s long-term expected rate of return on plan assets included an anticipated premium over projected market returns received from its external advisors of 6.63% for its U.S. management pension plan and 5.70% for its occupational pension plans as of December 31, 2011 (7.44% for its U.S. management pension plan and 6.03 % for its U.S. occupational pension plans as of December 31, 2010). Starting January 1, 2013, expected rates of return are no longer used due to the application of the revised IAS 19 “Employee Benefits” (see note 1 – Summary of accounting policies). Its actual 10-year annual rate of return on pension plan assets was 10.72% for the 10-year-period ended December 31, 2012 (8.41% for the 10-year-period ended December 31, 2011 and 6.22% for the 10-year-period ended December 31, 2010).

Before December 31, 2011, the mortality assumptions for Alcatel-Lucent’s U.S. plans were based on actual recent experience of the participants in our U.S. management pension plan and our U.S. occupational pension plans. For the 2009 year-end valuation, we updated the mortality assumptions, again based on the actual experience of the two plans from 2000 to 2008. This update had a U.S.$ 464 million negative effect on the benefit obligation of the U.S. management pension plan and a U.S.$ 100 million negative

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

effect on the benefit obligation of the U.S. Occupational pension plans. This effect was recognized in the 2009 Statement of Comprehensive Income.

As of December 31, 2011, the mortality assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$ 128 million positive effect on the benefit obligation of the U.S. management pension plan and a U.S.$ 563 million negative effect on the benefit obligation of the U.S. occupational pension plans. This effect was recognized in the 2011 Statement of Comprehensive Income.

Plan Assets

The following table summarizes the target asset allocation ranges and our actual allocation of our pension and post-retirement trusts by asset category.

	Pension target allocation range	Percentage of pension plan assets	Post-retirement target allocation	Percentage of post-retirement plan assets
December 31, 2010
Asset category
Equity securities	12% - 19%	16%	30%	31%
Fixed income securities	58% - 79%	67%	43%	42%
Real estate	4% - 8%	6%	-	-
Private equity and other	7% - 13%	11%	-	-
Cash	-	-	27%	27%
Total		100%		100%
December 31, 2011
Asset category
Equity securities	7% - 13%	9%	28%	28%
Fixed income securities	63% - 86%	74%	41%	41%
Real estate	4% - 8%	6%	-	-
Private equity and other	6% - 13%	11%	-	-
Cash	-	-	31%	31%
Total		100%		100%
December 31, 2012
Asset category
Equity securities	7% - 13%	11%	44%	44%
Fixed income securities	63% - 86%	74%	15%	14%
Real estate	4% - 8%	6%	-	-
Private equity and other	6% - 13%	9%	-	-
Cash	-	-	41%	42%
Total		100%		100%

The majority of Alcatel-Lucent’s U.S. pension plan assets are held in a master pension trust. Alcatel-Lucent’s U.S. post-retirement plan assets are held in two separate trusts in addition to the amount set aside in the master pension trust for retiree healthcare. Plan assets are managed by independent investment advisors with the objective of maximizing surplus returns with a prudent level of surplus risk. Alcatel-Lucent periodically completes asset-liability studies to assure that the optimal asset allocation is maintained in order to meet future benefit obligations. The Board of Directors formally approves the target allocation ranges every two to three years upon completion of a study by the external advisors and internal investment management. The overall pension plan asset portfolio reflects a balance of investments split about 26.0/74.0 between equity (which includes alternative investments for this purpose) and fixed income securities. Investment advisors managing plan assets may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk. At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s U.S. Management pension plan: the portion of funds invested in public equity securities is to be reduced from 20% to 10%, the portion invested in fixed income securities is to be increased from 60% to 70 % and the portion invested in alternatives remained unchanged. These changes reduced the volatility of the funded status and reduced the expected return on plan assets by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our U.S. Group’s occupational pension plans.

Pension plan assets included U.S.$ 0.2 million of Alcatel-Lucent ordinary shares and U.S.$ 6.4 million of Alcatel-Lucent bonds as of December 31, 2012 (U.S.$ 0.4 million of Alcatel-Lucent ordinary shares and U.S.$ 8.5 million of Alcatel-Lucent bonds as of December 31, 2011 and U.S.$ 0.2 million of Alcatel-Lucent ordinary shares and U.S.$ 8.5 million of Alcatel-Lucent bonds as of December 31, 2010).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

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

U.S. pension plan funding methods

Funding requirements for our major U.S. pension plans are determined by applicable statutes, namely the Employee Retirement Income Security Act of 1974 (“ERISA”), the Internal Revenue Code of 1986 (the “Code”), and regulations issued by the Internal Revenue Service (the “IRS”). The Pension Protection Act of 2006 (the “PPA”) increased the funding target for determining required contributions, from 90% to 100% of the funding obligation, in 2% annual increments at each January 1 valuation date beginning in 2008 and ending with a 4% increment on January 1, 2011. The PPA was amended by the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”) and provided additional alternative methods for determining the funding obligation and the value of plan assets that included look-back averaging periods of up to twenty-four months. The IRS provides a number of methods to use for measuring plan assets and for determining the discount rate. For measuring plan assets, we can choose between the fair market value at the valuation date or a smoothed fair value of assets (based on any prior period of time up to a maximum of two years, with the valuation date being the last date in the prior period). For determining the discount rate, we can opt for the spot discount rate at the valuation date (in effect the average yield curve of the daily rates for the month preceding the valuation date) or a twenty-four month average of the rates for each time segment (any twenty-four month period as long as the twenty-four month period ends no later than five months before the valuation date). To measure the 2011 funding valuation, we selected the two year asset fair value smoothing method for the U.S. management pension plan and U.S. occupational pension plans, and the twenty-four month average of the rates for each time segment for the month ended September 30, 2010 for the U.S. management pension plan and the twenty-four month average of the rates for each time segment for the month ending December 31, 2010 for the U.S. occupational pension plans. As a result of these choices, we will not have to make any funding contributions for 2011 funding valuations (i.e. no contribution contemplated through at least 2013). Starting with the 2012 funding valuation, the Moving Ahead for Progress in the 21st Century Act, enacted on July 6, 2012, will stabilize the interest rates used to determine our U.S. pension plan funding requirements by establishing “corridors” around a twenty-five year average rate, which will increase the selected interest rates to be used for funding valuations. According to a preliminary assessment of the company’s U.S. pension plans, the new legislation would suggest that no funding contribution should be required through at least 2016.

U.S. Section 420 Transfer

Prior to the PPA, Section 420 of the Code provided for the transfer of pension assets (“Section 420 Transfer”) in excess of 125% of a pension plan’s funding obligation to be used to fund the healthcare costs of that plan’s retired participants. The Code permitted only one transfer in a tax year with transferred amounts being fully used in the year of the transfer. It also required the company to continue providing healthcare benefits to those retirees for a period of five years beginning with the year of the transfer (cost maintenance period), at the highest per-person cost it had experienced during either of the two years immediately preceding the year of the transfer. With some limitations, benefits could be eliminated for up to 20% of the retiree population, or reduced for up to 20% for 100% of the retiree population, during the five-year period. The PPA as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year from assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. On July 6 2012, the provisions of Section 420 of the Code were extended to life insurance benefits (in addition to healthcare costs) and extended until December 31, 2021.

On December 10, 2010, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational – inactive pension plan in the amount of U.S.$ 310 million to fund healthcare benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the period beginning October 1, 2010 through about September 15, 2011.

On December 5, 2011, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational – inactive pension plan in the amount of U.S.$ 351 million to fund healthcare benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the period beginning September 16, 2011 through about September 30, 2012.

On December 3, 2012, Alcatel-Lucent made a Section 420 “collectively bargained transfer” of excess pension assets from the U.S. occupational – inactive pension plan in the amount of U.S.$ 505 million to fund healthcare benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the period beginning September 24, 2012 through about September 30, 2013 and group life insurance benefits for the period beginning November 15, 2012 through about November 30, 2013. Alcatel-Lucent expects to make another “collectively bargained transfer” during 2013 from the U.S. occupational – inactive pension plan to fund healthcare and group life insurance benefits for retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers for the remainder of 2013 through the first nine months of 2014.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26

Contribution

The following table summarizes expected contributions (net of Medicare Part D subsidies) to its various pension and post-retirement plans through calendar 2022. Alcatel-Lucent does not have to make contributions to its qualified U.S. pension plans during calendar 2013. Although certain data, such as the December 31, 2012 private equity and real estate values and the January 1, 2013 census data, will not be final until the second quarter of 2013, Alcatel-Lucent does not expect to make any contribution through early 2015. In addition, the new legislation signed in 2012 would suggest that no funding contribution should be required through at least 2016. Alcatel-Lucent is unable to reliably estimate the expected contributions to its qualified U.S. pension plans (Management & Occupational pension plans) beyond calendar 2016. Actual contributions may differ from expected contributions, due to various factors, including performance of plan assets, interest rates and potential legislative changes. The table below reflects the use of excess pension assets to fund 2013 to 2021 (Section 420 of the Code was extended in 2012 until December 31, 2021) healthcare costs and group life insurance payments for formerly union-represented retirees.

	Pension	Post-retirement
(In millions of U.S. dollars)	Non-qualified pension plans	Formerly union- represented retiree health plans(1)	Non- Represented retiree health plans	Other benefit plans(2)
2013	33	(28)	32	8
2014	32	(29)	30	8
2015	32	(30)	31	8
2016	32	(30)	31	7
2017	31	(30)	29	7
2018 - 2022	148	(20)	123	244

(1)	Estimates take into account that Section 420 transfers are made to finance healthcare costs until December 31, 2021 (current expiration date of the Section 420 of the Code). These estimates are net of Medicare Part D subsidies).

(2)	Estimates take into account that Section 420 transfers are made to finance group life insurance payments until December 31, 2021 (current expiration date of the Section 420 of the Code).

Certain of the actuarial assumptions used to determine if pension plan funding is required differ from those used for accounting purposes in a way that becomes significant in volatile markets. While the basis for developing discount rates in both cases is corporate bond yields, for accounting purposes we use a yield curve developed by CitiGroup as of the close of the last business day of December of the current calendar year, whereas the PPA allows either a daily average yield curve for the month of December or a two-year average yield curve. Also, available fair values of assets as of the close of the last business day of December must be used for accounting purposes, but the PPA provides for “asset smoothing” options that average fair values over periods as long as two years with limited expected returns being included in the averaging. Both of these sets of options minimize the impact of sharp changes in asset values and corporate bond yields in volatile markets. A preliminary evaluation of the funded status of the U.S. management pension plan for regulatory funding valuation purposes indicates that this plan is over 100% funded at year-end 2012. On the other hand, this plan was underfunded by U.S.$ 623 million on December 31, 2012 for accounting purposes. In addition, under the PPA transition target rules, we would only need to fund this plan if the funded ratio were to decline below 100%.

Regarding healthcare benefits, it is important to note that both management and formerly union-represented retirees’ benefits are capped for those who retired after February 28, 1990 (the benefit obligation associated with this retiree group approximated 44% of the total U.S. retiree healthcare obligation as of December 31, 2011); and Medicare is the primary payer (pays first) for those aged 65 and older, who make up almost all of uncapped retirees.

Benefit Payments

The following table summarizes expected benefit payments from Alcatel-Lucent’s various U.S. pension and post-retirement plans through calendar 2022. Actual benefit payments may differ from expected benefit payments. These amounts are reflected net of expected plan participant contributions and the annual Medicare Part D subsidy of approximately U.S.$30 million.

	Pension		Post-retirement
(In millions of U.S. dollars)	Qualified U.S. management pension plans	Qualified U.S. occupational pension plans	Non- qualified pension plans	Formerly union- represented retiree health plans	Non- represented retiree health plans	Other benefit plans
2013	1,504	811	33	186	32	97
2014	1,466	789	32	173	30	98
2015	1,428	766	32	220	31	99
2016	1,389	743	32	177	31	99
2017	1,349	718	31	185	29	100
2018 - 2022	6,088	3,192	148	740	123	503

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

NOTE 27     FINANCIAL DEBT

a/ Analysis of financial debt, net

(In millions of euros)	2012	2011	2010
Marketable securities – short term, net	1,528	939	649
Cash and cash equivalents	3,401	3,534	5,040
Cash, cash equivalents and marketable securities	4,929	4,473	5,689
(Convertible bonds and other bonds – long-term portion)	(3,727)	(4,152)	(4,037)
(Other long-term debt)	(227)	(138)	(75)
(Current portion of long-term debt and short-term debt)	(857)	(329)	(1,266)
(Financial debt, gross)	(4,811)	(4,619)	(5,378)
Derivative interest rate instruments – other current and non-current assets	33	36	44
Derivative interest rate instruments – other current and non-current liabilities	-	-	(2)
Loan to joint venturer – financial asset (loan to co-venturer)	8	18	24
Cash (financial debt), net before FX derivatives	159	(92)	377
Derivative FX instruments on financial debt – other current and non-current assets (1)	2	57	-
Derivative FX instruments on financial debt – other current and non-current liabilities (1)	(35)	(5)	(15)
Cash (financial debt), net – excluding discontinued operations	126	(40)	362
Cash (financial debt), net – assets held for sale	-	9	-
Cash (financial debt), net – including discontinued operations	126	(31)	362

(1)	Foreign exchange (FX) derivatives are FX swaps (primarily U.S.$/€) related to inter-unit loans.

b/ Analysis of financial debt, gross – by type

(In millions of euros)	2012	2011	2010
Convertible bonds	2,179	2,015	2,739
Other bonds	2,118	2,236	2,286
Receivables transferred that are not derecognized in their entirety(1)	166	83	33
Bank loans, overdrafts and other financial debt	225	166	160
Commercial paper	-	-	-
Finance lease obligations	23	18	37
Accrued interest	100	101	123
Financial debt, gross	4,811	4,619	5,378

(1)	See Note 28 “Financial Assets Transferred”.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

c/ Bonds

Balances at December 31, 2011 and at December 31, 2012:

(In millions of euros)	December 31, 2011	Currency translation impact	Other changes during 2012	December 31, 2012
Remaining amounts to be reimbursed
Issued by Alcatel-Lucent:
• Oceane 5.00% - €1,000 M (4) due January 2015	1,000	-	-	1,000
• 6.375% - €462 M (4) due April 2014 (1)	462	-	-	462
• Floating rate extendable to 2016 (5)	100	-	(100)	-
• Senior Notes 8.50% - €500 M (4) due January 2016	500	-	-	500
Issued by Lucent:
• 7.75% - US$931 M (4) due March 2017 (2)	747	(15)	-	732
• 2.875% - US$95 M (4) Series A due June 2023 (2) (3)	75	(1)	-	74
• 2.875% - US$765 M (4) Series B due June 2025 (2)(3)(6)	710	(13)	(91)	606
• 6.50% - US$300 M (4) due January 2028	209	(5)	-	204
• 6.45% - US$1,360 M (4) due March 2029	946	(18)	-	928
Sub-total	4,749	(52)	(191)	4,506
Equity component and issuing fees of Oceane 2015 issued by Alcatel–Lucent	(139)	-	41	(98)
Equity component of Lucent’s 2.875% Series A convertible debentures	(24)	-	2	(22)
Equity component of Lucent’s 2.875% Series B convertible debentures	(259)	3	245	(11)
Equity component of other convertible bonds issued by Lucent	(76)	1	12	(63)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	-	-	(15)	(15)
Carrying amount of bonds	4,251	(48)	94	4,297

(1)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc.

(2)	See Note 25 for details on redemption options.

(3)	Benefit from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(4)	Face amounts outstanding as at December 31, 2012.

(5)	The maturity date of the notes was May 2012 (those notes initially matured in May 2011 and were extended until 2012). Alcatel-Lucent did not exercise the option to extend the maturity date of those notes.

(6)	Due to the change of estimated cash flows related to the 2.875 % US$ 765 million Series B convertible debenture, the carrying value of this bond was increased for an amount of US$ 229 million with a corresponding impact accounted for in “other financial loss” as disclosed in Note 8. Refer to additional comments in Notes 2j and 25.

Change in 2013 - Subsequent event:

On January 30, 2013, Alcatel-Lucent closed the financing transaction syndicated in January 2013 by Crédit Suisse AG and Goldman Sachs Bank USA. Three senior secured credit facilities, with Alcatel-Lucent USA Inc. as the borrower, have been put into place. Their main characteristics are as follows:

—	an asset sale facility with a total nominal value of US$ 500 million, a coupon of Libor (with a 1.00% floor) plus 525 basis points, maturing in August 2016;

—	a credit facility with a total nominal value of US$ 1,750 million, a coupon of Libor (with a 1.00% floor) plus 625 basis points, maturing in January 2019; and

—	a credit facility with a total nominal value of €300 million, a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019.

These facilities are secured by, among other things, part of the intellectual property portfolio of Alcatel-Lucent and include customary covenants corresponding to this type of financing but with no maintenance financial covenant (covenant whose calculation is usually tested quarterly and measures the capacity to repay debt).

The proceeds will be used for the refinancing of existing near term debt maturities and for working capital and general corporate purposes.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

Changes in 2012:

—	Extension or redemption:

The remainder of the bonds initially issued in July and October 2010, (i.e. bonds due in February 2012 and May 2012 for a nominal amount of €50 million each) were not extended further by Alcatel-Lucent and were redeemed.

—	Repurchases (redemption before maturity date):

In 2012, US$ 115.5 million in nominal value of the Lucent 2.875% Series B convertible debentures were bought back for US$ 110 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased: Lucent convertible bond 2.875% Series B: US$ 115,500,000

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

A loss of €(27) million related to these repurchases was recorded in “other financial income (loss)” in 2012 (see Note 8).

Changes in 2011:

—	Extension or redemption:

In July and October 2010, Alcatel-Lucent issued a series of notes for an aggregate €200 million in nominal value (see below). The maturity dates of the bonds due in February 2011 for a nominal amount of €25 million and for bonds due in May 2011 for a nominal amount of €50 million were extended until February 2012 for a nominal amount of €25 million and until May 2012 for a nominal amount of €50 million. The bonds due in August and November 2011 for a nominal amount of €100 million were not extended and were redeemed. After the extensions and after the repayments, the new maturity dates were February 2012 for a nominal amount of €50 million and May 2012 for a nominal amount of €50 million. For 2011, these notes were reported for €100 million in the short-term debt line item in the analysis by maturity (see Note 27d).

—	Repayment:

Alcatel-Lucent’s Oceane 4.75% EUR bond due January 2011 was repaid in January 2011 for a nominal value of €818 million.

Changes in 2010:

—	Issuance of new debt:

In December 2010, Alcatel-Lucent issued Senior Notes due January 15, 2016 (the “Senior Notes”) with an 8.5% coupon for a total nominal value of €500 million. The proceeds were applied to partially refinance the 4.75% Oceane due January 1, 2011. The carrying value of the notes at the date of issuance was €480 million. The difference between the nominal value and the carrying value of the notes at the date of issuance, equal to €20 million, is amortized within finance costs over the life of the debt.

The Senior Notes include covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock; (ii) pay dividends, buy back equity and make investments in non-controlling interests, (iii) create or incur certain liens and (iv) engage in merger, consolidation or asset sales. These covenants, which are customary in the issuance of high-yield bonds, are subject to a number of qualifications and exceptions. Those qualifications and exceptions generally afford Alcatel-Lucent the ability to conduct its operations, strategy and finances without significant effect.

In July and October 2010, Alcatel-Lucent issued a series of notes for an aggregate €200 million in nominal value. The notes were floating rate and due in February 2011 for a nominal amount of €25 million, May 2011 for a nominal amount of €50 million, August 2011 for a nominal amount of €50 million, November 2011 for a nominal amount of €50 million and February 2012 for a nominal amount of €25 million. At each maturity date, Alcatel-Lucent had an option to extend the maturity dates for one year or until 2016. For 2010, these notes were reported for €175 million in the short-term debt line item in the analysis by maturity and for €25 million as due in 2012 (see Note 27d).

—	Repurchases (redemption before maturity date):

In the first quarter of 2010, US$75 million in nominal value of the Lucent 2.875% Series A convertible debentures were bought back for US$75 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased:

Lucent convertible bond 2.875% Series A: US$75,000,000

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

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

A loss of €1 million related to these repurchases was recorded in “other financial income (loss)” in 2010 (see Note 8).

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

d/ Analysis by maturity date

(In millions of euros)	2012	2011	2010
Current portion of long-term debt (1)	570	-	818
Short-term debt (2)	286	329	448
Financial debt due within one year (5)	856	329	1,266
Of which:
• within 3 months	230	204	1,010
• between 3 and 6 months	603	90	126
• between 6 and 9 months	11	18	67
• over 9 months	12	17	63
2012 (3)	-	-	49
2013	-	458	438
2014	604	585	496
2015	1,049	926	883
2016	495	490	480
2017 and thereafter	1,807	1,831	1,766
Financial debt due after one year (4) (5)	3,955	4,290	4,112
Total	4,811	4,619	5,378

(1)	Amount as of December 31, 2012 is related to the 2.875% Series B convertible debentures, due to the existence of a put option exercisable as of June 15, 2013. Amount as of December 31, 2010 is related to the 4.75 % Oceane due January 2011.

(2)	Amount as of December 31, 2011 includes the Alcatel-Lucent floating rate series of notes, issued in July 2010 and October 2010 for an aggregate nominal value of €100 million, due 2012 but extendable annually until 2016 or up to 2016 (€170 million due in 2011 and €24 million due in February 2012 as of December 31, 2010).

Amount as of December 31, 2012 includes €100 million of accrued interest (€101 million as of December 31, 2011 and €123 million as of December 31, 2010).

(3)	Amount as of December 31, 2010 includes the Alcatel-Lucent floating rate series of notes, issued in October 2010 for an aggregate nominal value of €25 million, due February 2012 but extendable annually until 2016 or up to 2016 for €24 million.

(4)	The convertible securities may be retired earlier based on early redemption or buy-back options. See Note 25. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

(5)	Contractual cash flows of financial debt are disclosed in Note 33.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

e/ Debt analysis by rate

(In millions of euros)	Amounts	Effective interest rate	Interest rate after hedging
2010
Convertible bonds	2,739	8.14%	8.14%
Other bonds	2,286	7.77%	7.07%
Bank loans, overdrafts and finance lease obligations	230	4.18%	4.18%
Accrued interest	123	NA	NA
Financial debt, gross	5,378	7.63%	7.33%
2011
Convertible bonds	2,015	8.47%	8.47%
Other bonds	2,236	6.87%	6.41%
Bank loans, overdrafts and finance lease obligations	267	4.18%	4.18%
Accrued interest	101	NA	NA
Financial debt, gross	4,619	7.42%	7.20%
2012
Convertible bonds	2,179	9.23%	9.23%
Other bonds	2,118	7.78%	6.98%
Bank loans, overdrafts and finance lease obligations	414	1.97%	1.97%
Accrued interest	100	NA	NA
Financial debt, gross	4,811	7.94%	7.58%

f/ Debt analysis by type of rate

	2012		2011		2010
(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Total fixed rate debt	4,795	4,335	4,478	4,018	5,161	4,701
Total floating rate debt	16	476	141	601	217	677
Total	4,811	4,811	4,619	4,619	5,378	5,378

g/ Debt analysis by currency

	2012		2011		2010
(In millions of euros)	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Euro	2,211	2,211	2,198	2,198	3,034	3,034
U.S. Dollar	2,587	2,587	2,398	2,398	2,303	2,303
Other	13	13	23	23	41	41
Total	4,811	4,811	4,619	4,619	5,378	5,378

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

—	At December 31, 2012, the fair value of debt before hedging (including credit spread) was €4,679 million and the fair value of the debt after hedging (including credit spread) was €4,646 million.

—	At December 31, 2011, the fair value of debt before hedging (including credit spread) was €4,054 million and the fair value of the debt after hedging (including credit spread) was €4,017 million.

—	At December 31, 2010, the fair value of debt before hedging (including credit spread) was €5,635 million and the fair value of the debt after hedging (including credit spread) was €5,593 million.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27

i/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent) post business combination

At February 6, 2013, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3	Caa1	Not Prime	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	B	CCC+	B	Watch Negative	December 21, 2012	December 21, 2012
At February 6, 2013, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa2 (1)	n.a	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	CCC+ (2)	n.a	Watch Negative	December 21, 2012	December 21, 2012

(1)	Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.

(2)	Except for the Lucent Technologies Capital Trust I trust preferred securities that are rated CCC.

Moody’s: On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as of Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

On November 10, 2011, Moody’s affirmed the Corporate Family rating of Alcatel-Lucent at B1 and changed the outlook to Negative from Stable. Concurrently, Moody’s downgraded the ratings of the senior debt of Alcatel-Lucent and Alcatel-Lucent USA Inc. to B2 from B1. The ratings for the trust preferred securities of Lucent Technologies Capital Trust I were affirmed at B3.

On May 18, 2011, Moody’s changed the outlook of its Corporate Family rating of Alcatel-Lucent, as well as of its ratings of Alcatel-Lucent USA Inc. and of the Lucent Technologies Capital Trust I, from Stable to Negative. The B1 Long Term rating was affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B2 rating is in the B category, which also includes B1 and B3 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk” and the Caa category: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

Standard & Poor’s: On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

On April 12, 2011, Standard & Poor’s revised its outlook on Alcatel-Lucent and on Alcatel-Lucent USA, Inc. from Negative to Stable. The B ratings were affirmed.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28

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

The CCC rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC+ and CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at December 31, 2012

Given its current short-term ratings and the lack of liquidity of the French commercial paper /“billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

j/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended until April 5, 2013. Therefore, since April 5, 2012, €837 million is the amount that has been available under this credit facility.

The availability of this syndicated credit facility of €1.4 billion was not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility was conditioned upon its compliance with a financial covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance was tested quarterly when we released our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent had complied every quarter with the financial covenant that was included in the facility.

The facility was cancelled at the closing of the financing transaction described in Note 27c (Change in 2013 – Subsequent event section).

NOTE 28     FINANCIAL ASSETS TRANSFERRED

a/ Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position as we are keeping substantially all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State. It represented an amount of €166 million as of December 31, 2012 (€83 million as of December 31, 2011 and €33 million as of December 31, 2010) included in our financial debt (other financial debt).

b/ Receivables sold without recourse

Balances

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Outstanding amounts of receivables sold without recourse (1)	1,111	952	776

(1)	Without recourse in case of payment default by the debtor. See accounting policy in Note 1s. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	2012	2011	2010
Impact on cash flows from operating activities	159	176	164

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29

NOTE 29    PROVISIONS

a/ Balance at closing

(In millions of euros)	2012	2011	2010
Provisions for product sales	510	537	579
Provisions for restructuring	456	294	413
Provisions for litigation	150	180	208
Other provisions	533	568	658
Total (1)	1,649	1,579	1,858
(1) Of which: portion expected to be used within one year	1,003	1,065	1,081
portion expected to be used after one year	646	514	777

b/ Change during 2012

(In millions of euros)	December 31, 2011	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2012
Provisions for product sales (1)	537	525	(380)	(177)	-	5	510
Provisions for restructuring	294	521	(340)	(36)	-	17	456
Provisions for litigation	180	27	(40)	(5)	-	(12)	150
Other provisions	568	116	(52)	(86)	-	(13)	533
Total	1,579	1,189	(812)	(304)	-	(3)	1,649
Effect on the income statement:
• Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(639)		231			(408)
• Restructuring costs		(515)		36			(479)
• Litigations		(1)		1			-
• Post-retirement benefit plan amendments		-		-			-
• Other financial income (loss)		(10)		10			-
• Income taxes		(21)		25			4
• Income (loss) from discontinued operations		(3)		1			(2)
Total		(1,189)		304			(885)

(1)	Including provisions for product sales on construction contracts which are no longer accounted for in amounts due to/from customers on construction contracts (see Note 4).

At year-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved as of December 31, 2012.

In particular, we received a tax assessment confirming the local tax authorities’ position with regard to the tax impact of the contribution to Thales of our former railway signalling business. It could represent a potential negative €140 million impact before interest and penalties. Nothing was reserved as our position is that it is more likely than not that we will not have to pay these taxes. If we were to reserve anything in the future in relation to this tax litigation, it would be classified in discontinued operations as the initial underlying transaction occurred in 2006. In accordance with applicable law, we have declined to make the payment, although interest will accrue on the obligation were it finally determined that the tax was due. Therefore our 2012 cash flow statement was not impacted.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

c/ Analysis of litigation provisions

(In millions of euros)	December 31, 2011	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	December 31, 2012
FCPA litigation	51	1	(20)	-	-	-	32
Fox River litigation	17	-	(1)	(1)	-	-	15
Madrid building litigation	12	-	-	-	-	-	12
Sub-total – material litigations (1)	80	1	(21)	(1)	-	-	59
Other provisions	100	26	(19)	(4)	-	(12)	91
Total	180	27	(40)	(5)	-	(12)	150

(In millions of euros)	2011			December 31, 2012
Effect on the income statement of material litigations:
- Change in the provisions	2	(1)	1	-
- FX hedging on FCPA litigation	2			2
Total	4			2

(1)	Related to material litigations as defined in note 1n: the Fox River litigation disclosed in Note 33 (Lucent’s separation agreements) and the Madrid building litigation disclosed in Note 34e of the 2010 consolidated financial statements filed as part of the Group’s 2010 20-F.

d/ Analysis of restructuring provisions

(In millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Opening balance	294	413	459
Utilization during period (restructuring cash outlays)	(340)	(345)	(377)
Restructuring costs (social costs and other monetary costs)	479	202	369
Reversal of discounting impact (financial loss)	6	5	6
Effect of acquisition (disposal) of consolidated subsidiaries	-	-	-
Cumulative translation adjustments and other changes	17	19	(44)
Closing balance	456	294	413

e/ Restructuring costs

(In millions of euros)	2012	2011	2010
Social costs-Restructuring reserves	(363)	(113)	(240)
Other monetary costs-Restructuring reserves	(59)	(29)	(46)
Other monetary costs-Payables	(57)	(60)	(79)
Valuation allowances or write-offs of assets and other	(11)	(1)	(6)
Total restructuring costs	(490)	(203)	(371)

NOTE 30    MARKET-RELATED EXPOSURES

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

a/ Interest rate risk

Derivative financial instruments held at December 31, 2012 are intended to reduce the cost of debt and to hedge interest rate risk. At December 31, 2012, 2011 and 2010, outstanding interest-rate derivatives have the following characteristics:

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

i. Outstanding interest-rate derivatives at December 31

Analysis by type and maturity date

	2012					2011		2010
	Contract notional amounts Maturity date
(In millions of euros)	Less than one year	1 to 5 years	After 5 years	Total	Market value	Total	Market value	Total	Market value
Interest-rate swaps
Pay fixed rate	2	-	12	14	(1)	21	(1)	836	(26)
Pay floating rate	-	460	-	460	33	460	37	1,259	67
Caps
Buy	-	-	-	-	-	-	-	-	-
Sell	-	-	-	-	-	-	-	-	-
Options on interest-rate swaps U.S.$ Libor
Buy	-	-	-	-	-	-	-	-	-
Sell	-	-	-	-	-	-	-	-	-
Total market value					32		36		41

Analysis by accounting category

	Market value
(In millions of euros)	2012	2011	2010
Fair value hedges	33	37	42
Cash flow hedges	-	-	-
Instruments not qualifying for hedge accounting	(1)	(1)	(1)
Total	32	36	41

Analysis by market value and maturity date

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Market Value of derivatives as assets
Fair value hedges	-	33	-	33
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	-	-	-	-
Total	-	33	-	33

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Market Value of derivatives as liabilities
Fair value hedges	-	-	-	-
Cash flow hedges	-	-	-	-
Instruments not qualifying for hedge accounting	-	-	(1)	(1)
Total	-	-	(1)	(1)

ii. Interest rate sensitivity

Interest rate sensitivity in terms of financial cost

An immediate increase in interest rates of 1%, applied to financial liabilities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would increase interest expense by €5 million for 2012 (€6 million for 2011 and €7 million for 2010).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

An immediate increase in interest rates of 1%, applied to financial assets of which the impact is accounted for in the income statement after taking into account the hedging instruments, would decrease interest expense by €43 million for 2012 (€40 million for 2011 and €55 million for 2010).

Financial assets are mainly short-term, and we assume that they are reinvested in assets of the same nature.

Interest rate sensitivity in terms of mark-to-market

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in equity after taking into account the hedging instruments, would decrease equity by €3 million for 2012 (€4 million in 2011 and €4 million in 2010).

An increase of 1% of the interest rate curve, applied to marketable securities of which the impact is accounted for in the income statement after taking into account the hedging instruments, would have a negative impact of €3 million in 2012 (€2 million in 2011 and not significant in 2010).

An increase of 1% of the interest rate curve, applied to interest-rate derivatives qualified as a fair value hedge, would have a negative impact of €7 million in 2012 (€12 million in 2010 and €16 million in 2010).

An increase of 1% of the interest rate curve, applied to the hedged debt qualified as a fair value hedge, would have a corresponding positive impact of €7 million in 2012 (€12 million in 2011 and of €16 million in 2010).

The impact on the income statement would be zero.

An increase of 1% of the interest rate curve, applied to interest-rate derivatives that do not qualify for hedge accounting, would not have a significant impact on the income statement.

An increase of 1% of the interest rate curve, applied to financial debt after taking into account hedging instruments, would have a positive impact of €127 million on its market value for 2012 (€119 million in 2011 and €204 million in 2010). However, this impact would not be accounted for, as the debt is reassessed to its fair value only when it is hedged. As a result, it would have an impact neither on the income statement nor on equity.

(In millions of euros)	2012				2011				2010
	Booked value	Fair value	Fair value change if rates fall by 1% (1)	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1%	Fair value change if rates rise by 1%	Booked value	Fair value	Fair value change if rates fall by 1%	Fair value change if rates rise by 1%
Assets
Marketable securities	1,528	1,528	6	(6)	939	939	6	(6)	649	649	4	(4)
Cash & cash equivalents (2)	3,401	3,401	-	-	3,534	3,534	-	-	5,040	5,040	-	-
Subtotal	4,929	4,929	6	(6)	4,473	4,473	6	(6)	5,689	5,689	4	(4)
Liabilities
Convertible bonds	(2,179)	(2,217)	(40)	39	(2,015)	(1,812)	(39)	37	(2,739)	(3,151)	(114)	106
Non convertible bonds	(2,118)	(1,943)	(105)	95	(2,236)	(1,874)	(104)	94	(2,286)	(2,131)	(126)	114
Other financial debt	(514)	(514)	-	-	(368)	(368)	-	-	(353)	(353)	-	-
Subtotal	(4,811)	(4,674)	(145)	134	(4,619)	(4,054)	(143)	131	(5,378)	(5,635)	(240)	220
Interest rate derivatives	33	33	1	(7)	36	36	12	(12)	42	42	16	(16)
Loan to co-venturer-financial asset	8	8	-	-	18	18	-	-	24	24	-	-
(Debt)/cash position before FX derivatives	159	296	(144)	127	(92)	473	(125)	113	377	120	(220)	200
Derivative FX instruments on financial debt-other current and non-current assets	2	2	-	-	57	57	-	-	-	-	-	-
Derivative FX instruments on financial debt-other current and non-current liabilities	(35)	(35)	-	-	(5)	(5)	-	-	(15)	(15)	-	-
(Debt)/cash position	126	263	(144)	127	(40)	525	(125)	113	362	105	(220)	200

(1)	If the interest rate is negative after the decrease of 1%, the sensitivity is calculated with an interest rate equal to 0%.

(2)	For cash & cash equivalents, the carrying value is considered as a good estimate of the fair value.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

b/ Currency risk

i. Outstanding currency derivatives at December 31

Analysis by type and currency

	2012					2011		2010
(In millions of euros)	U.S. dollar	British pound	Other	Total	Market value	Total	Market value	Total	Market value
Buy/Lend foreign currency
Forward exchange contracts	230	160	139	529	(1)	471	4	1,058	(18)
Short-term exchange swaps	1,714	336	181	2,231	(35)	2,865	63	1,955	(14)
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-	-	-	-	-	-
• Sell put	-	-	-	-	-	-	-	-	-
Total	1,944	496	320	2,760	(36)	3,336	67	3,013	(32)
Sell/Borrow foreign currency
Forward exchange contracts	411	121	149	681	10	869	(35)	1,203	(4)
Short-term exchange swaps	726	4	168	898	15	1,189	(43)	1,237	8
Cross currency swaps	-	-	-	-	-	-	-	-	-
Currency option contracts:
• Sell call	-	-	-	-	-	-	-	-	-
• Buy put	-	-	-	-	-	-	-	-	-
Total	1,137	125	317	1,579	25	2,058	(78)	2,440	4
Total market value					(11)		(11)		(28)

Analysis by type and maturity

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Buy/Lend
Forward exchange contracts	529	-	-	529
Short-term exchange swaps	2,231	-	-	2,231
Cross currency swaps	-	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
Total	2,760	-	-	2,760

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Sell/Borrow
Forward exchange contracts	681	-	-	681
Short-term exchange swaps	898	-	-	898
Cross currency swaps	-	-	-
Currency option contracts:
• Buy call	-	-	-	-
• Sell put	-	-	-	-
Total	1,579	-	-	1,579

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

Analysis by market value and maturity date

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Total market value of derivatives as assets	29	-	-	29

	Maturity date
(In millions of euros)	Less than 1 year	1 to 5 years	After 5 years	Total
Total market value of derivatives as liabilities	(40)	-	-	(40)

Analysis by accounting category

	Market value
(In millions of euros)	2012	2011	2010
Fair value hedges	(27)	8	(12)
Cash flow hedges	7	(16)	(7)
Instruments not qualifying for hedge accounting	9	(3)	(9)
Total	(11)	(11)	(28)

ii. Exchange rate sensitivity

The most used cross currencies in the Group are U.S.$ against EUR, GBP against EUR and GBP against U.S.$. The sensitivity is calculated by increasing or decreasing the value of the U.S.$ by 6% against other currencies.

An increase of foreign currency exchange rates versus EUR of 6%, applied to foreign exchange derivatives, would have a positive impact of €59 million in 2012 (against a positive impact of €44 million in 2011 and a positive impact of €17 million in 2010). This impact would affect the income statement only for foreign exchange derivatives, which do not qualify for hedge accounting.

For foreign exchange derivatives qualified as a fair value hedge, an increase of 6% in the foreign currency exchange rate would have a positive impact of €94 million in 2012 (against a positive impact of €84 million in 2011 and a negative impact of €8 million in 2010). However, this positive effect would be offset by a negative impact due to the re-evaluation of the underlying items. The impact on income statement would therefore be zero.

For foreign exchange derivatives qualified as a cash flow hedge, a 6% increase in the foreign currency exchange rate would have a negative impact of €23 million on equity in 2012 (against a negative impact of €28 million on equity in 2011 and a positive impact of €16 million in 2010).

	2012			2011			2010
(In millions of euros)	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%	Fair value	Fair value change if U.S.$ falls by 6%	Fair value change if U.S.$ rises by 6%
Outstanding foreign exchange derivatives
Fair value hedges	(27)	(94)	94	8	(82)	84	(12)	(10)	8
Cash flow hedges	7	23	(23)	(16)	28	(28)	(7)	(17)	16
Derivatives not qualifying for hedge accounting	9	13	(12)	(3)	11	(12)	(9)	7	(7)
Total outstanding derivatives	(11)	(58)	59	(11)	(43)	44	(28)	(20)	17
Impact of outstanding derivatives on financial result	9	13	(12)	(3)	11	(12)	(9)	7	(7)
Impact of outstanding derivatives on income (loss) from operating activities	-	-	-	-	-	-		-	-
Impact of outstanding derivatives on equity	7	23	(23)	(16)	28	(28)	(7)	(17)	16

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

iii. Reclassification to income statement of gains or losses on hedging transactions that were originally recognized in equity

(In millions of euros)
Cash flow hedges accounted for in equity at December 31, 2009	6
Changes in fair value	1
Reclassification of gains or losses to income statement (1)	(13)
Cash flow hedges accounted for in equity at December 31, 2010	(6)
Changes in fair value	(11)
Reclassification of gains or losses to income statement (1)	4
Cash flow hedges accounted for in equity at December 31, 2011	(13)
Changes in fair value	17
Reclassification of gains or losses to income statement (1)	(3)
Cash flow hedges accounted for in equity at December 31, 2012	1

(1)	The amounts recognized directly in equity indicated in this table differ from those disclosed in the Statement Of Comprehensive Income, due to the amounts related to discontinued operations and commodities derivatives, which are excluded in the above table.

c/ Fair value hierarchy

	2012				2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value (1)	1	146	7	154	3	129	7	139	13	134	14	161
Financial assets at fair value through profit or loss (1)	-	1,431	-	1,431	-	896	-	896	-	552	-	552
Currency derivatives (2)	-	29	-	29	-	65	-	65	-	54	-	54
Interest-rate derivatives - hedging(2)	-	33	-	33	-	36	-	36	-	44	-	44
Interest-rate derivatives - other (2)	-	-	-	-	-	1	-	1	-	23	-	23
Cash equivalents (3)	906	133		1,039	376	842	-	1,218	-	310	-	310
Total	907	1,772	7	2,686	379	1,969	7	2,355	13	1,117	14	1,144
Liabilities
Currency derivatives (2)	-	(40)	-	(40)	-	(76)	-	(76)	-	(82)	-	(82)
Interest-rate derivatives - hedging (2)	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Interest-rate derivatives - other (2)	-	(1)	-	(1)	-	(4)	-	(4)	-	(24)	-	(24)
Total	-	(41)	-	(41)	-	(80)	-	(80)	-	(108)	-	(108)

(1)	See Note 17.

(2)	See Note 22.

(3)	See Note 18. Actively traded money market funds are measured at their net asset value and classified as Level 1. The Company’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

(In millions of euros)
Amount in level 3 at December 31, 2010	14
Additions / (disposals)	(7)
Fair value changes through equity	-
Impairment losses	-
Change in consolidated group	-
Other changes	-
Amount in level 3 at December 31, 2011	7
Additions / (disposals)	-
Fair value changes through equity	1
Impairment losses	-
Change in consolidated group	-
Other changes	(1)
Amount in level 3 at December 31, 2012	7

d/ Stock market risk

Alcatel-Lucent and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel-Lucent, subsidiaries may make equity investments in selected companies.

e/ Credit risk

i. Maximum exposure to credit risk

The Group considers that its exposure is as follows:

(In millions of euros)	2012	2011	2010
Trade receivables and other receivables (1)	2,861	3,407	3,664
Marketable securities (2)	1,528	939	649
Cash and cash equivalents (3)	3,401	3,534	5,040
Other financial assets (2)	325	521	400
Foreign exchange derivative assets (4)	29	65	54
Interest-rate derivative assets (4)	33	37	67
Other assets (4)	1,100	1,171	1,021
Financial guarantees and off balance sheet commitments (5)	4	11	555
Maximum exposure to credit risk	9,281	9,685	11,450

(1)	See Note 21.

(2)	See Note 17.

(3)	See Note 18.

(4)	See Note 22.

(5)	See Note 33.

ii. Credit risk concentration

Due to the diversification of its customers and their geographical dispersion, management considers that there is no significant credit risk concentration. The credit risk for the top five customers does not exceed 30% of trade receivables.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30

iii. Outstanding financial assets not impaired

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2012	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	41	41	-	-	-	-	-
Other trade receivables	2,940	2,576	83	93	42	27	245
Gross value	2,981
Valuation allowance	(120)
Net value	2,861	2,617	83	93	42	27	245

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2011	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	114	114	-	-	-	-	-
Other trade receivables	3,416	2,990	117	107	47	32	303
Gross value	3,530	-	-	-	-	-	-
Valuation allowance	(123)	-	-	-	-	-	-
Net value	3,407	3,104	117	107	47	32	303

			Of which amounts not impaired but overdue at closing date
(In millions of euros)	Carrying value at December 31, 2010	Of which amounts neither overdue nor impaired	< 1 month	From 1 to 6 months	From 6 months to 1 year	> 1 year	Total
Trade receivables and other receivables
Interest-bearing receivables	167	167	-	-	-	-	-
Other trade receivables	3,650	3,130	144	146	46	31	367
Gross value	3,817	-	-	-	-	-	-
Valuation allowance	(153)	-	-	-	-	-	-
Net value	3,664	3,297	144	146	46	31	367

We do not consider other financial assets that are overdue but not impaired to be material.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31

iv. Changes to trade receivable valuation allowances

(In millions of euros)	Amounts
Valuation allowance at December 31, 2009	(168)
Net result impact	(14)
Write-offs	23
Translation adjustments	(9)
Other changes	15
Valuation allowance at December 31, 2010	(153)
Net result impact	3
Write-offs	19
Translation adjustments	-
Other changes	8
Valuation allowance at December 31, 2011	(123)
Net result impact	(5)
Write-offs	8
Translation adjustments	-
Other changes	-
Valuation allowance at December 31, 2012	(120)

v. Credit risk on marketable securities, cash, cash equivalents and financial derivative instruments

The Group is exposed to credit risk on its marketable securities, cash, cash equivalents and financial derivative instruments if the counterparty defaults on its commitments. The Group diversifies the counterparties in order to dilute the credit risk. This risk is followed daily, with strict limits based on the counterparties’ rating. All counterparties are classified in the investment grade category as of December 31, 2012, December 31, 2011 and December 31, 2010. The exposure, with regard to each counterparty, is calculated by taking into account the fair value of the marketable securities, cash, cash equivalents and financial derivative instruments.

f/ Liquidity risk

i. Liquidity risk on the financial debt

As of December 31, 2012, the Group considers that its available marketable securities, cash and cash equivalents and the available syndicated bank credit facility (refer to Note 27) are sufficient to cover its operating expenses and capital expenditures and its financial debt requirements for the next twelve months.

This statement is still valid after taking into consideration the subsequent event described in Note 27c.

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

iii. Liquidity risk on guarantees and off balance sheet commitments

See Note 33 Contractual obligations and disclosures related to off balance sheet commitments.

NOTE 31     CUSTOMERS’ DEPOSITS AND ADVANCES

(In millions of euros)	2012	2011	2010
Advance payments received on construction contracts	77	126	175
Other deposits and advances received from customers	641	464	628
Total customers’ deposits and advances	718	590	803
Of which:
• portion due within one year	674	571	775
• portion due after one year	44	19	28

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32

NOTE 32    NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	2012	2011(1)	2010 (1)
Net income (loss) attributable to the equity owners of the parent	(1,374)	1,095	(334)
Non-controlling interests	(77)	49	42
Adjustments:
• Depreciation and amortization of tangible and intangible assets	901	895	969
Of which impact of capitalized development costs	283	243	262
• Impairment of assets	894	-	-
• Post-retirement benefit plan amendment	(204)	(67)	(30)
• Changes in pension and other post-retirement benefit obligations, net	(732)	(540)	(502)
• Provisions, other impairment losses and fair value changes	251	(146)	13
• Repurchase and change in estimates of bonds (2)	205	-	(24)
• Net (gain) loss on disposal of assets	(27)	(45)	(166)
• Share in net income (losses) of equity affiliates (net of dividends received)	(1)	(3)	(14)
• (Income) loss from discontinued operations	(666)	(414)	(33)
• Finance costs and interest on tax litigations	273	298	304
• Share-based payments	26	28	36
• Taxes	530	(544)	14
Sub-total of adjustments	1,450	(538)	567
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(1)	606	275

(1)	2010 and 2011 consolidated statements of cash flows are re-presented to reflect the change in the presentation of exchange rate changes in inter-unit loans and borrowings (see Note 4).

(2)	See Notes 8, 25 and 27.

b/ Free cash flow

(In millions of euros)	2012	2011(1)	2010 (1)
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes	(1)	606	275
Change in operating working capital (2)	345	(200)	(62)
Other current assets and liabilities (3)	(181)	(13)	(72)
Net cash provided (used) by operating activities before interest & taxes	163	393	141
Of which
- restructuring cash outlays	(340)	(344)	(373)
- contribution and benefits paid on pensions & other post-employment benefits	(190)	(185)	(226)
Interest received/(paid)	(203)	(253)	(256)
Taxes received/(paid)	(57)	(55)	(107)
Net cash provided (used) by operating activities	(97)	85	(222)
Capital expenditures	(582)	(558)	(673)
Free cash flow	(679)	(473)	(895)

(1)	2010 and 2011 consolidated statements of cash flows are re-presented to reflect the change in the presentation of exchange rate changes in inter-unit loans and borrowings (see Note 4).

(2)	Including amounts received from discounted receivables (refer to Note 28).

(3)	Including amounts received from the sale of French R&D tax credits (“credits d’impôt recherche”) disclosed in Note 28.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	2012	2011	2010
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	-	-	-
Cash and cash equivalents of newly consolidated entities	4	-	-
Total - net impact on cash flows of obtaining control	4	-	-
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	-	(1)	109
Cash and cash equivalents of formerly consolidated entities	(5)	-	(16)
Total - net impact on cash flows of losing control	(5)	(1)	93

NOTE 33    CONTRACTUAL OBLIGATIONS AND DISCLOSURES RELATED TO OFF BALANCE SHEET COMMITMENTS

a/ Contractual obligations

The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of December 31, 2012. Amounts related to financial debt, finance lease obligations and the equity component of Alcatel-Lucent’s convertible bonds are fully reflected in the consolidated statement of financial position.

(In millions of euros)	Payment deadline
Contractual payment obligations	Before December 31, 2013	2014-2015	2016-2017	2018 and After	Total
Financial debt (excluding finance leases)	843	1,645	1,150	1,150	4,788
Finance lease obligations (1)	14	7	2	–	23
Equity component of convertible bonds	11	120	63	–	194
Sub-total - included in statement of financial position	868	1,772	1,215	1,150	5,005
Finance costs on financial debt (2)	259	421	235	918	1,833
Operating leases	197	268	178	229	872
Commitments to purchase fixed assets	34	–	–	–	34
Unconditional purchase obligations (3)	709	455	267	223	1,654
Sub-total - commitments not included in statement of financial position	1,199	1,144	680	1,370	4,393
Total contractual obligations (4)	2,067	2,916	1,895	2,520	9,398

(1)	Of which €10 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)	To compute finance costs on financial debt, all put dates have been considered as redemption dates. For debentures with calls but no puts, call dates have not been considered as redemption dates. Further details on put and call dates are given in Note 25. If all outstanding debentures at December 31, 2012 were not redeemed at their respective put dates, an additional finance cost of approximately €235 million would be incurred until redemption at their respective contractual maturities (of which €77 million would be incurred in 2014-2017 and €139 million in 2018 or later).

(3)	Of which €1,109 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP, described in “Outsourcing Transactions below”. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table (refer to Note 26).

b/ Off balance sheet commitments - commitments given

Off balance sheet commitments of the Group were primarily related to guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions). Alcatel-Lucent does not rely on special purpose entities to deconsolidate these risks.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

Guarantees given in the normal course of the Group’s business are presented below. For guarantees given for contract performance, only those issued by the Group to back guarantees granted by financial institutions are presented below:

(In millions of euros)	2012	2011	2010
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	1,217	1,210	1,107
Discounted notes receivable with recourse (1)	1	1	2
Other contingent commitments (2)	716	834	1,044
Sub-total - contingent commitments	1,934	2,045	2,153
Secured borrowings (3)	4	11	15
Cash pooling guarantee (4)	-	-	540
Total (5)	1,938	2,056	2,708

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 28.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described below.

(3)	Excluding the subordinated guarantees described below on certain bonds.

(4)	The cash pooling guarantee was granted to the banks operating the Group’s cash pooling until December 31, 2011. This guarantee covered the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel-Lucent’s Central Treasury accounts and those of its subsidiaries.

(5)	Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table. Refer to Note 26 for a summary of our expected contributions to these plans.

Contingent commitments at December 31, 2012

(In millions of euros)	Maturity date
Contingent commitments	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total
Guarantees on Group contracts (1)	768	253	6	148	1,175
Guarantees on third-party contracts	27	5	10	-	42
Discounted notes receivable and other	1	-	-	-	1
Other contingent commitments	322	39	220	135	716
Total	1,118	297	236	283	1,934
Counter guarantees received					166

(1)	Reflected in statement of financial position: €164 million.

The amounts reflected in the preceding tables represent the maximum potential amounts of future payments (undiscounted) that the Group could be required to make under current guarantees granted by the Group. The maximum potential amount reflects the undiscounted reliable best estimate of the highest payment that could effectively be made, even if the likelihood of occurrence of such payment is remote, and without taking into account any reduction related to potential recovery through recourse or collateralization provisions. If such a reliable best estimate is not available, the amount disclosed is the maximum amount the Group could be required to pay, with all the other characteristics remaining the same. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.

Commitments related to product warranties are not included in the preceding table. These commitments are fully reflected in the consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts. For more information concerning contingencies, see Note 36.

Guarantees given on our long-term contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are included in the table below “Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2012” of this note). Alcatel-Lucent gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel-Lucent will be liable for such guarantees, the estimated risk is reserved for in the consolidated statement of financial position under the caption “provisions” (see Note 29) or in inventory reserve. The amounts concerned are given in the preceding table in the specific caption “(1) Reflected in statement of financial position”.

Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries” as long as the legal release of the guarantee has not been obtained.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

Guarantees given on third-party construction contracts could require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was almost €0 million at December 31, 2012 (€1 million at December 31, 2011 and €1 million at December 31, 2010).

Alcatel-Lucent licenses to its customers software and rights to use intellectual property that might provide the licensees with indemnification against any liability arising from third-party claims of patent, copyright or trademark infringement. Alcatel-Lucent cannot determine the maximum amount of losses that Alcatel-Lucent could incur under this type of indemnification, because Alcatel-Lucent often may not have enough information about the nature and scope of an infringement claim until it has been submitted.

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

Guarantees granted on debt, advance payments received, contingencies and security interests granted at December 31, 2012

(In millions of euros)	Maturity date					Total of the statement of financial position caption	% of the statement of financial position caption
Guarantees on borrowings and advance payments received	Less than one year	2 to 3 years	4 to 5 years	After 5 years	Total
Security interests granted	-	-	1	-	1
Other guarantees given	-	3	-	-	3
Total	-	3	1	-	4
Net book value of assets given in guarantee:
• intangible assets	-	-	-	-	-	1,175	0.00%
• tangible assets	-	-	-	-	-	1,164	0.00%
• financial assets	-	-	1	-	1	340	0.29%
• inventories and work in progress	-	-	-	-	-	1,940	0.00%
Total	-	-	1	-	1

Outsourcing transactions

Outsourcing transaction with Hewlett Packard

On October 29, 2009, Alcatel-Lucent entered into a major IT outsourcing transaction with Hewlett Packard Company (“HP”), with an effective date of December 1, 2009, and at the same time we entered into a ten-year sales cooperation agreement with HP.

The IT outsourcing transaction provides for HP to transform and manage a large part of Alcatel-Lucent’s IT infrastructure. As part of an initial 18-month transition and transformation phase (referred to as the “T&T phase”), HP invested its own resources to transform Alcatel-Lucent’s global IT/IS platforms. As a result, Alcatel-Lucent is committed to restructuring its IT/IS operations, which is estimated to cost €200 million over ten years. These restructuring costs, which include severance costs and the costs of transferring certain legal entities and resources to HP, are recognized as incurred, starting in 2010. €31 million of these restructuring costs were incurred during 2012 (€22 million in 2011 and €28 million in 2010). In addition, in the fourth quarter of 2011 Alcatel-Lucent signed an amendment with HP relating to a supplemental €42 million of T&T costs to be incurred by us in (including €6 million of onerous lease). €6 million of these supplemental costs were incurred during 2012 (€10 million in 2011).

As part of the transfer of resources, in 2010, Alcatel-Lucent sold to HP IT infrastructure assets under a sale and finance leaseback arrangement, the payment obligations for which are included in “Finance lease obligations” in the contractual payments obligations table above, representing a €10 million finance lease obligation as of December 31, 2012 (€13 million as of December 31, 2011 and €34 million as of December 31, 2010).

Also as part of the overall arrangement with HP, Alcatel-Lucent committed to purchase approximately €514 million of HP goods and services (this amount increased by €62 million as of 2011 because the duration of the commitment increased by one year, until 2014). Of the total amount of approximately €514 million in purchase commiments, €311 million represent Alcatel-Lucent’s commitment to effect annual purchases over the five-year period from January 1, 2010 through December 31, 2014 in an annual

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

amount equal to €62 million, which is the annual amount spent by Alcatel-Lucent for HP goods and services from November 1, 2008 through October 31, 2009, and €202 million represent Alcatel-Lucent’s commitment to effect incremental purchases over the same five-year period of HP goods and services to be used in the context of customer networks. As of December 31, 2012, the remaining total purchase commitment was €226 million (€276 million as of December 31, 2011 and €173 million as of December 31, 2010). The finance lease obligations and the unconditional purchase commitments related to the HP outsourcing transaction are included in the contractual payment obligations table presented above, in the lines “Finance lease obligations” and “Unconditional purchase obligations”.

The two following commitments were included in the HP agreement:

—

a minimum value commitment regarding the amount of IT managed services to be purchased or procured by Alcatel-Lucent from HP and/or any HP affiliates over ten years, for a total amount of €1,408 million (which amount includes €120 million of the €200 million restructuring costs mentioned above) and with a remaining commitment of €778 million as of December 31, 2012 (€976 million as of December 31, 2011 and €1,206 million as of December 31, 2010)); and

—

a commitment to make certain commercial efforts related to the development of sales pursuant to the sales cooperation agreement, including through the establishment of dedicated teams, representing a minimum investment of €298 million over ten years (with a remaining commitment of €105 million as of December 31, 2012 (€164 million as of December 31, 2011 and €227 million as of December 31, 2010)).

These two commitments are included in the contractual payment obligations table above in the line “Unconditional purchase obligations” for the remaining balance as of December 31, 2012.

Other Commitments - Contract Manufacturers /Electronic Manufacturing Services (EMS) providers

Alcatel-Lucent outsources a significant amount of manufacturing activity to a limited number of electronic manufacturing service (EMS) providers. The EMSs manufacture products using Alcatel-Lucent’s design specifications and they test platforms in line with quality assurance programs, and standards established by Alcatel-Lucent. EMSs are required to procure components and sub-assemblies that are used to manufacture products based on Alcatel-Lucent’s demand forecasts from suppliers in Alcatel-Lucent’s approved supplier lists.

Generally, Alcatel-Lucent does not own the components and sub-assemblies purchased by the EMS and title to the products is generally transferred from the EMS providers to Alcatel-Lucent upon delivery. Alcatel-Lucent records the inventory purchases upon transfer of title from the EMS to Alcatel-Lucent. Alcatel-Lucent establishes provisions for excess and obsolete inventory based on historical trends and future expected demand. This analysis includes excess and obsolete inventory owned by EMSs that is manufactured on Alcatel-Lucent’s behalf, and excess and obsolete inventory that will result from non-cancellable, non-returnable (“NCNR”) component and sub-assembly orders that the EMSs have with their suppliers for parts meant to be integrated into Alcatel-Lucent products. In 2012, Alcatel-Lucent recorded a charge of €25 million for excess inventory commitments with our EMS providers compared to a charge of €6 million in 2011 (and a reversal of €3 million in 2010).

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

Subordinated guaranties provided in respect of some Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent Technologies Inc. (“Lucent”)) public bonds

Alcatel-Lucent USA Inc.’s guaranty of Alcatel-Lucent public bonds

On March 27, 2007, Alcatel-Lucent USA Inc. issued a full and unconditional guaranty of Alcatel-Lucent’s 6.375% notes due 2014 (the principal amount of which was €462 million on December 31, 2012). The guaranty is unsecured and is subordinated to the prior payment in full of Alcatel-Lucent USA Inc.’s senior debt and is pari passu with Alcatel-Lucent USA Inc.’s other general unsecured obligations, other than those that expressly provide that they are senior to the guaranty obligations.

Specific commitments

Alcatel-Lucent USA Inc.’s Separation Agreements

Alcatel-Lucent USA Inc. is party to various agreements that were entered into in connection with the separation of Alcatel-Lucent USA Inc. and former affiliates, including AT&T, Avaya, LSI Corporation (formerly Agere Systems, before its merger with LSI corporation in April 2007) and NCR Corporation. Pursuant to these agreements, Alcatel-Lucent USA Inc. and the former affiliates agreed to allocate certain liabilities related to each other’s business, and have agreed to share liabilities based on certain allocations and thresholds. Alcatel-Lucent USA Inc. has a provision of €15 million as of December 31, 2012 for a claim asserted by NCR Corporation relating to NCR Corporation’s liabilities for the environmental clean-up of the Fox River in Wisconsin, USA. In 2012, a payment of €1 million was made to NCR Corporation and a reversal of this provision in the amount of €1 million was

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33

accounted for based upon NCR Corporation’s reduction of the amount of the claim it asserted against AT&T Corp. and Alcatel-Lucent (a reversal of €3 million was accounted for in 2011 and a reversal of €4 million was accounted for in 2010). Future developments in connection with the Fox River claim may warrant additional adjustments of existing provisions. We are not aware of any material liabilities to Alcatel-Lucent USA Inc.’s former affiliates as a result of the separation agreements that are not otherwise reflected in the 2012 consolidated financial statements. Nevertheless, it is possible that potential liabilities for which the former affiliates bear primary responsibility may lead to contributions by Alcatel-Lucent USA Inc. beyond amounts currently reserved.

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

Alcatel-Lucent USA Inc. remains secondarily liable for approximately U.S.$47 million of lease obligations as of December 31, 2012 (U.S.$59 million of lease obligations as of December 31, 2011 and U.S.$ 72 million of lease obligations as of December 31, 2010), that were assigned to Avaya, LSI Corporation and purchasers of other businesses that were divested. The remaining terms of these assigned leases and the corresponding guarantees range from one month to eight years. The primary obligor of the assigned leases may terminate or restructure the lease before its original maturity and thereby relieve Alcatel-Lucent USA Inc. of its secondary liability. Alcatel-Lucent USA Inc. generally has the right to receive indemnity or reimbursement from the assignees and we have not reserved for losses on this form of guarantee.

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

Letter of Indemnity in favor of Louis Dreyfus Armateurs.

During the first half of 2011, we provided a letter of Indemnity (“LOI”) in favor of Louis Dreyfus Armateurs (“LDA”), our co-venturer in Alda Marine, our jointly-controlled entity, pursuant to which we agreed to indemnify LDA in respect of any losses arising out of exposure of crews to radiation from the nuclear power plant at Fukushima, in connection with the repairs conducted by Alcatel-Lucent during the second quarter of 2011 on a submarine cable system, which required the use of vessels managed by LDA.

Our aggregate potential liability under this LOI may not exceed €50 million, as increased annually by the lower of (i) 5% and (ii) the percentage rate of revaluation of crew salaries awarded by LDA. This LOI expires on April 15, 2081.

As the levels of radiation measured during the repairs were always below the critical level as defined by the IRSN (Institut de Radioprotection et de Sûreté Nucléaire), the risk of payment pursuant to the indemnity is considered remote as of December 31, 2012.

c/ Off balance sheet commitments - commitments received

(In millions of euros)	2012	2011	2010
Guarantees received or security interests received on lendings	46	144	22
Counter-guarantees received on guarantees given on contracts	1	63	66
Other commitments received	119	130	135
Total	166	337	223

Commitments received on financial debt and bank credit agreements

The commitment received in connection with the syndicated bank credit facility (in effect as at December 31, 2012) is described in Note 27j.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34

NOTE 34    RELATED PARTY TRANSACTIONS

Related parties are mainly:

—	shareholders of Alcatel-Lucent;

—	jointly-controlled entities (consolidated using proportionate consolidation);

—	investments in associates (accounted for using equity method);

—	non-consolidated entities; and

—	key management personnel.

To the Group’s knowledge, no shareholder held more than 5% of the parent company’s share capital as of December 31, 2012.

Transactions with related parties (as defined by IAS 24 “Related Party Disclosures”) during 2012, 2011 and 2010 were as follows:

(In millions of euros)	2012	2011	2010
Revenues
Non-consolidated affiliates	36	19	46
Joint ventures	-	-	-
Equity affiliates	8	8	2
Cost of sales
Non-consolidated affiliates	(61)	(67)	(93)
Joint ventures	(26)	(24)	(29)
Equity affiliates	(7)	(5)	(2)
Research and development costs
Non-consolidated affiliates	(8)	(13)	(13)
Joint ventures	-	-	-
Equity affiliates	-	-	-

Outstanding balances arising from related party transactions at December 31, 2012, 2011 and 2010 were as follows:

(In millions of euros)	2012		2011		2010
Other assets
Non-consolidated affiliates	16		8		5
Joint ventures	3		3		3
Equity affiliates	4		8		4
Other liabilities
Non-consolidated affiliates	(10)		(10)		(4)
Joint ventures	-		-		-
Equity affiliates	-		-		(1)
Cash (financial debt), net
Non-consolidated affiliates	-		-		-
Joint ventures	8	(1)	18	(1)	24(1)
Equity affiliates	-		-		-

(1)	Loan to a co-venturer (refer to Notes 17 and 27a).

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35, NOTE 36

Members of the Board of Directors and members of the Group’s executive committee are those present during the year and listed in the Corporate Governance section of the Annual Report. In 2012, 2011 and 2010, compensation, benefits and social security contributions attributable to members of the Board of Directors and to the executive committee members (“Key management personnel”) were as follows:

Recorded expense in respect of compensation and related benefits attributable to Key management personnel during the year

(In millions of euros)	2012	2011	2010
Short-term benefits
Fixed remuneration	8	9	11
Variable remuneration (1)	1	4	4
Directors’ fees	1	1	1
Employer’s social security contributions	2	2	2
Termination benefits and retirement indemnities	2	3	-
Other benefits
Post-employment benefits	4	3	3
Share-based payments	12	8	4
Total	30	30	25

(1)	Including retention bonuses.

NOTE 35    EMPLOYEE BENEFIT EXPENSES AND AUDIT FEES

a/ Employee benefit expenses

(In millions of euros)	2012	2011	2010
Wages and salaries (1)	5,166	5,086	5,208
Restructuring costs (2)	363	113	240
Post-retirement benefit plan amendment (3)	(204)	(67)	(30)
Financial component of pension and post-retirement benefit costs (4)	(617)	(417)	(339)
Net employee benefit expenses	4,708	4,715	5,079

(1)	Including social security expenses and operational pension costs. This is reported in Income (loss) from operating activities before restructuring costs, impairment of assets, gain/(loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments.

(2)	See Note 29d.

(3)	See Note 26f.

(4)	See Note 8.

b/ Audit fees

The unaudited amount of audit fees is disclosed in Section 11.4 of our Annual Report on Form 20-F, which is available on the Internet (http://alcatel-lucent.com).

NOTE 36    CONTINGENCIES

In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the United States) which management believes are adequately reserved against in the financial statements (see Note 29c) or will not result in any significant costs to the Group, Alcatel-Lucent is involved in the following legal proceedings.

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

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36

political parties in Costa Rica and representatives of Instituto Costarricense de Electricidad (ICE), the state-owned telephone company, in connection with the procurement by CIT of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel commenced an investigation into this matter.

In connection with the Costa Rica allegations, on July 27, 2007, the Costa Rican Prosecutor’s Office indicted eleven individuals, including the former president of Alcatel de Costa Rica, on charges of aggravated corruption, unlawful enrichment, simulation, fraud and others. Three of those individuals have since pled guilty. Shortly thereafter, the Costa Rican Attorney General’s Office and ICE, acting as victims of this criminal case, each filed amended civil claims against the eleven criminal defendants, as well as five additional civil defendants (one individual and four corporations, including CIT) seeking compensation for damages in the amounts of U.S.$52 million (in the case of the Attorney General’s Office) and U.S.$20 million (in the case of ICE). The Attorney General’s claim supersedes two prior claims, of November 25, 2004 and August 31, 2006. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against CIT to seek pecuniary compensation for the damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica (social damages). The ICE claim, which supersedes its prior claim of February 1, 2005, seeks pecuniary compensation for the damage caused by the alleged payments described above to ICE and its customers, for the harm to the reputation of ICE resulting from these events (moral damages), and for damages resulting from an alleged overpricing it was forced to pay under its contract with CIT. During preliminary court hearings held in San José during September 2008, ICE filed a report in which the damages allegedly caused by CIT are valued at U.S.$71.6 million. The trial of the criminal case, including the related civil claims, started on April 14, 2010. In December 2012, the Court of Appeals in the criminal matter declared all of the defendants not guilty, though Alcatel-Lucent does not know yet under what grounds as it has not yet been served with the judgment; accordingly, Alcatel-Lucent cannot yet determine what will be the impact of such decision on the claims against CIT.

Alcatel-Lucent settled the Attorney General’s social damages claims in return for a payment by CIT of approximately U.S.$10 million. ICE pretends that their civil claims are not included in the settlement with the Attorney General, and proceeded to take such civil claims to trial with the criminal claims. On April 5, 2011, the trial was closed by the Tribunal. The Tribunal rendered its verdict on April 27, 2011, and declined on procedural grounds to rule on ICE’s related civil claims against Alcatel-Lucent, which were dismissed. The criminal court issued its full written ruling on May 25, 2011. The corresponding reserve previously booked for an amount of €2 million was fully reversed during the second quarter 2011.

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

In June 2008, CIT filed an administrative appeal against the termination mentioned above. ICE called the performance bond in August 2008, and on September 16, 2008 CIT was served notice of ICE’s request for payment of the remainder amount of damages claimed, U.S.$44.7 million. On September 17, 2008, the Costa Rican Supreme Court ruled on the appeal filed by CIT stating that: (i) the U.S.$15.1 million performance bond amount is to be reimbursed to CIT and (ii) the U.S.$44.7 million claim is to remain suspended until final resolution by the competent court of the case. Following a clarification request filed by ICE, the Court finally decided that the U.S.$15.1 million performance bond amount is to remain deposited in an escrow account held by the Court, until final resolution of the case. On October 8, 2008, CIT filed a claim against ICE requesting the court to overrule ICE’s partial termination of the 400KL GSM Contract and claiming compensation for the damages caused to CIT. In January 2009, ICE filed its response to CIT’s claim. At a court hearing on March 25, 2009, ICE ruled out entering into settlement discussions with CIT. On April 20, 2009, CIT filed a petition to the Court to recover the U.S.$15.1 million performance bond amount and offered the replacement of such bond with a new bond that will guarantee the results of the final decision of the Court. CIT appealed the Court’s rejection of such petition and the appeal was resolved on March 18, 2010 in favor of CIT. As a consequence of this decision, CIT will collect the aforementioned U.S.$15.1 million amount upon submission to the Court of a bank guarantee for an equivalent amount. A hearing originally scheduled for June 1, 2009 was suspended due to ICE’s decision not to present to the Court the complete administrative file wherein ICE decided the partial termination of the 400KL GSM Contract. The case is expected to be set for trial in 2013.

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

On May 3, 2012, ICE filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica a new claim against a number of Alcatel-Lucent legal entities with regards to the corruption matter that was investigated by and settled with the Costa Rican and United States authorities. The ICE claim totals €14 million. With regards to this last claim, no reserves have been booked as it is Alcatel-Lucent’s position that this matter has been fully settled with the Costa Rican Prosecution Office in 2010.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37

If the Costa Rican authorities conclude criminal violations have occurred, CIT may be banned from participating in government procurement contracts within Costa Rica for a certain period. Alcatel-Lucent generated €2.8 million in revenue from Costa Rican contracts in 2012 and expects to generate approximately €2.1 million of revenues in 2013. Based on the amount of revenue expected from these contracts, Alcatel-Lucent does not believe a loss of business in Costa Rica would have a material adverse effect on the Alcatel-Lucent group as a whole. However, these events may have a negative impact on the reputation of Alcatel-Lucent in Latin America.

Alcatel-Lucent has recognized a provision in connection with the various ongoing proceedings in Costa Rica when reliable estimates of the probable future outflow were available.

b/ Investigations in France

French authorities carried out or are carrying out investigations into certain conduct by Alcatel-Lucent subsidiaries in Costa Rica, Kenya, Nigeria, and French Polynesia.

With respect to Costa Rica, French authorities are investigating CIT’s payments to consultants in the Costa Rica matter described above.

With respect to the investigation to ascertain whether inappropriate payments were made to Kenyan public officials as a result of consultant payments made in 2000 in connection with a supply contract between CIT and a privately-owned company in Kenya, on November 7, 2012, the French authorities closed their investigation without filing charges.

With respect to Nigeria, French authorities have requested that Alcatel-Lucent produce further documents related to payments made by its subsidiaries to certain consultants in Nigeria. Alcatel-Lucent has responded to the request and is continuing to cooperate with the investigating authorities.

The investigation with respect to French Polynesia concerns the conduct of Alcatel-Lucent’s telecommunication submarine system subsidiary, Alcatel-Lucent Submarine Networks (“ASN”), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”). On September 23, 2009, four of those former employees were charged (“mis en examen”) with aiding and abetting favoritism in connection with the award by OPT of this public procurement project. On November 23, 2009, ASN was charged with benefitting from favoritism (“recel de favoritisme”) in connection with the same alleged favoritism. Alcatel-Lucent commenced, and is continuing, an investigation into this matter. In March 2011, several current or former public officials of French Polynesia were charged with either favoritism or aiding and abetting favoritism.

Alcatel-Lucent is unable to predict the outcome of these investigations and their potential effect on Alcatel-Lucent’s business. In particular, if ASN were convicted of a criminal violation, the French courts could, among other things, fine ASN and/or ban it from participating in French public procurement contracts for a certain period. ASN generated approximately €2.1 million of revenues from French public procurement contracts in 2012 and expects to generate approximately €9.2 million of revenues in 2013. Accordingly, Alcatel-Lucent does not believe that a loss of business as a result of such a ban would have a material effect on the Alcatel-Lucent group as a whole.

Effect of the Various Proceedings

Governmental investigations and legal proceedings are subject to uncertainties and the outcomes thereof are difficult to predict. Consequently, Alcatel-Lucent is unable to estimate the ultimate aggregate amount of monetary liability or financial impact with respect to these matters. Because of the uncertainties of government investigations and legal proceedings, one or more of these matters could ultimately result in material monetary payments by Alcatel-Lucent beyond those to be made by reason of the various settlement agreements described in this Note 36.

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

No significant new litigation has been commenced since December 31, 2012.

NOTE 37    EVENTS AFTER THE STATEMENT OF FINANCIAL POSITION DATE

On December 14, 2012, Alcatel-Lucent announced that it had entered into commitments with Credit Suisse AG and Goldman Sachs Bank USA for a €1.615 billion senior secured credit facility. On January 30, 2013, Alcatel-Lucent announced the closing of this financing transaction with a €2 billion nominal value. Main characteristics of this senior secured credit facility are disclosed in note 27c. The impact of this new senior secured credit facility on the existing outstanding syndicated bank credit facility as of December 31, 2012 is disclosed in Note 30f.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38

There were no other events that have a material impact on the financial status that occurred between the statement of financial position date and February 6, 2013, the date when the Board of Directors authorized the consolidated financial statements for issue.

NOTE 38     MAIN CONSOLIDATED COMPANIES

Company	Country	% interest	Consolidation method
Alcatel-Lucent (2) (3)	France		Parent company
Operating companies (1)
Alcatel-Lucent Australia Limited	Australia		Full consolidation
Alcatel-Lucent Austria AG	Austria		Full consolidation
Alcatel-Lucent Bell NV	Belgium		Full consolidation
Alcatel-Lucent Brasil S/A	Brazil		Full consolidation
Alcatel-Lucent Canada Inc.	Canada		Full consolidation
Alcatel-Lucent Deutschland AG	Germany		Full consolidation
Alcatel-Lucent Enterprise	France		Full consolidation
Alcatel-Lucent España S.A.	Spain		Full consolidation
Alcatel-Lucent France	France		Full consolidation
Alcatel-Lucent India Limited	India		Full consolidation
Alcatel-Lucent International	France		Full consolidation
Alcatel-Lucent Italia S.p.A.	Italy		Full consolidation
Alcatel-Lucent Mexico S.A. de C.V.	Mexico		Full consolidation
Alcatel-Lucent Nederland B.V.	The Netherlands		Full consolidation
Alcatel-Lucent Polska Sp Z.o.o.	Poland		Full consolidation
Alcatel-Lucent Portugal, S.A.	Portugal		Full consolidation
Alcatel-Lucent Schweiz AG	Switzerland		Full consolidation
Alcatel-Lucent Shanghai Bell Co., Ltd	China	50	Full consolidation (4)
Alcatel-Lucent Submarine Networks	France		Full consolidation
Alcatel-Lucent Telecom Limited	U.K.		Full consolidation
Alcatel-Lucent USA Inc.	U.S.A.		Full consolidation
Alda Marine	France	51	Proportionate (5)
Alda Marine Ile de Ré - Ile de Bréhat (5)	France	85	Proportionate (5)
LGS Innovations LLC	U.S.A.		Full consolidation
Holdings
Financial Holdings
Alcatel-Lucent Holdings Inc.	U.S.A.		Full consolidation
Alcatel-Lucent N.V.	The Netherlands		Full consolidation
Alcatel-Lucent Participations	France		Full consolidation
Coralec	France		Full consolidation
Florelec	France		Full consolidation
Financial Services
Electro Banque	France		Full consolidation
Electro Ré	Luxemburg		Full consolidation

(1)	Percentages of interest equal 100% unless otherwise specified.

(2)	Publicly traded.

(3)	The activities of Alcatel-Lucent, as the parent company, are included under the business segment “Other”.

(4)	Entity fully controlled by the Group holding 50% plus one share.

(5)	Alda Marine is an entity jointly controlled with Louis Dreyfus Armateurs holding the 49% remaining shares. Alcatel-Lucent has a 69% indirect interest in AMIRIB through Alcatel-Lucent Submarine Networks France. Alda Marine owns the remaining 31% of AMIRIB.

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39

NOTE 39     QUARTERLY INFORMATION (UNAUDITED)

Consolidated income statements

(In millions of euros – except per share information) 2012	Q1	Q2	Q3	Q4	Total
Revenues	3,206	3,545	3,599	4,096	14,446
Cost of sales	(2,235)	(2,420)	(2,595)	(2,849)	(10,099)
Gross profit	971	1,125	1,004	1,247	4,347
Administrative and selling expenses	(634)	(610)	(574)	(575)	(2,393)
Research and development expenses before capitalization of development expenses	(623)	(595)	(605)	(609)	(2,432)
Impact of capitalization of development expenses	(3)	(6)	(6)	3	(12)
Research and development costs	(626)	(601)	(611)	(606)	(2,444)
Income (loss) from operating activities before restructuring costs, litigations, gain/ (loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(289)	(86)	(181)	66	(490)
Restructuring costs	(75)	(107)	(61)	(247)	(490)
Litigations	1	-	1	-	2
Gain/(loss) on disposal of consolidated entities	-	-	-	11	11
Impairment of assets	-	-	-	(894)	(894)
Post-retirement benefit plan amendments	-	30	5	169	204
Income (loss) from operating activities	(363)	(163)	(236)	(895)	(1,657)
Interest relative to gross financial debt	(85)	(91)	(89)	(92)	(357)
Interest relative to cash and marketable securities	20	22	18	18	78
Finance costs	(65)	(69)	(71)	(74)	(279)
Other financial income (loss)	107	(73)	142	171	347
Share in net income (losses) of equity affiliates	-	1	(1)	2	2
Income (loss) before income tax and discontinued operations	(321)	(304)	(166)	(796)	(1,587)
Income tax, (charge) benefit	58	55	(2)	(641)	(530)
Income (loss) from continuing operations	(263)	(249)	(168)	(1,437)	(2,117)
Income (loss) from discontinued operations	659	(10)	12	5	666
Net income (loss)	396	(259)	(156)	(1,432)	(1,451)
Attributable to:
• Equity owners of the parent	398	(254)	(146)	(1,372)	(1,374)
• Non-controlling interests	(2)	(5)	(10)	(60)	(77)
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	0.18	(0.11)	(0.06)	(0.60)	(0.61)
• Diluted earnings (loss) per share	0.14	(0.11)	(0.06)	(0.60)	(0.61)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(0.11)	(0.11)	(0.07)	(0.60)	(0.89)
• Diluted earnings per share	(0.11)	(0.11)	(0.07)	(0.60)	(0.89)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.29	0.00	0.01	0.00	0.29
• Diluted earnings per share	0.23	0.00	0.01	0.00	0.29

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39

(In millions of euros – except per share information) 2011	Q1	Q2	Q3	Q4	Total
Revenues	3,656	3,817	3,704	4,150	15,327
Cost of sales	(2,364)	(2,485)	(2,396)	(2,722)	(9,967)
Gross profit	1,292	1,332	1,308	1,428	5,360
Administrative and selling expenses	(709)	(676)	(635)	(622)	(2,642)
Research and development expenses before capitalization of development expenses	(655)	(620)	(599)	(598)	(2,472)
Impact of capitalization of development expenses	8	(14)	9	2	5
Research and development costs	(647)	(634)	(590)	(596)	(2,467)
Income (loss) from operating activities before restructuring costs, litigations, gain/ (loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(64)	22	83	210	251
Restructuring costs	(31)	(50)	(57)	(65)	(203)
Litigations	4	-	-	-	4
Gain/(loss) on disposal of consolidated entities	4	(2)	(4)	-	(2)
Post-retirement benefit plan amendments	69	(2)	(1)	1	67
Income (loss) from operating activities	(18)	(32)	21	146	117
Interest relative to gross financial debt	(87)	(91)	(84)	(91)	(353)
Interest relative to cash and marketable securities	15	15	15	14	59
Finance costs	(72)	(76)	(69)	(77)	(294)
Other financial income (loss)	91	95	63	110	359
Share in net income (losses) of equity affiliates	-	2	-	2	4
Income (loss) before income tax and discontinued operations	1	(11)	15	181	186
Income tax, (charge) benefit	(8)	37	178	337	544
Income (loss) from continuing operations	(7)	26	193	518	730
Income (loss) from discontinued operations	2	32	26	354	414
Net income (loss)	(5)	58	219	872	1,144
Attributable to:
• Equity owners of the parent	(10)	43	194	868	1,095
• Non-controlling interests	5	15	25	4	49
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	0.00	0.02	0.09	0.38	0.48
• Diluted earnings (loss) per share	0.00	0.02	0.08	0.29	0.42
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	0.00	0.01	0.08	0.23	0.30
• Diluted earnings per share	0.00	0.01	0.07	0.18	0.28
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.00	0.01	0.01	0.15	0.18
• Diluted earnings per share	0.00	0.01	0.01	0.11	0.14

  12

12

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39

(In millions of euros - except per share information) 2010	Q1	Q2	Q3	Q4	Total
Revenues	3,174	3,729	3,992	4,763	15,658
Cost of sales	(2,173)	(2,413)	(2,679)	(3,091)	(10,356)
Gross profit	1,001	1,316	1,313	1,672	5,302
Administrative and selling expenses	(658)	(718)	(684)	(709)	(2,769)
Research and development expenses before capitalization of development expenses	(604)	(646)	(659)	(684)	(2,593)
Impact of capitalization of development expenses	(8)	(8)	4	2	(10)
Research and development costs	(612)	(654)	(655)	(682)	(2,603)
Income (loss) from operating activities before restructuring costs, litigations, gain/ (loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(269)	(56)	(26)	281	(70)
Restructuring costs	(134)	(109)	(70)	(58)	(371)
Litigations	(6)	(10)	10	(22)	(28)
Gain/(loss) on disposal of consolidated entities	(3)	-	-	65	62
Post-retirement benefit plan amendments	-	-	30	-	30
Income (loss) from operating activities	(412)	(175)	(56)	266	(377)
Interest relative to gross financial debt	(86)	(92)	(86)	(93)	(357)
Interest relative to cash and marketable securities	15	15	10	13	53
Finance costs	(71)	(77)	(76)	(80)	(304)
Other financial income (loss)	25	58	139	134	356
Share in net income (losses) of equity affiliates	1	7	4	2	14
Income (loss) before income tax and discontinued operations	(457)	(187)	11	322	(311)
Income tax, (charge) benefit	(43)	(1)	25	5	(14)
Income (loss) from continuing operations	(500)	(188)	36	327	(325)
Income (loss) from discontinued operations	(7)	5	10	25	33
Net income (loss)	(507)	(183)	46	352	(292)
Attributable to:
• Equity owners of the parent	(515)	(184)	25	340	(334)
• Non-controlling interests	8	1	21	12	42
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.23)	(0.08)	0.01	0.15	(0.15)
• Diluted earnings (loss) per share	(0.23)	(0.08)	0.01	0.13	(0.15)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings per share	(0.22)	(0.09)	0.01	0.14	(0.16)
• Diluted earnings per share	(0.22)	(0.09)	0.01	0.12	(0.16)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	(0.01)	(0.01)	0.00	0.01	0.01
• Diluted earnings per share	(0.01)	(0.01)	0.00	0.01	0.01

294